Form 20-F
CRESUD INC
filed 2017-10-31
CIK 1034957

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ___ For the transition period from ___ to___

Commission file number: 001-2919

Cresud SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report: 501,642,804.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Emerging growth company ☐

 If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 23 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court. Yes ☐ No ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	David Williams
Jaime Mercado
Zang Vergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10019

i

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

This annual report includes forward-looking statements, principally under the captions “Summary,” “Item 3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

Factors that could cause actual results to differ materially and adversely include but are not limited to:

●
changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Brazil, or elsewhere in Latin America or in Israel or changes in developed or emerging markets;

●
changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

●
inflation and deflation;

●
fluctuations in prevailing interest rates;

●
increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

●
current and future government regulation and changes in law or in the interpretation by Argentine courts of the recently adopted Civil and Commercial Code, among others;

●
adverse legal or regulatory disputes or proceedings;

●
fluctuations and declines in the aggregate principal amount of Argentine public debt outstanding;

●
government intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation or other actions;

●
restrictions on transfer of foreign currencies and other exchange controls;

●
increased competition in the shopping mall sector, office or other commercial properties and related industries;

●
potential loss of significant tenants at our shopping malls, offices or other commercial properties;

●
our ability to take advantage of opportunities in the real estate market of Argentina or Israel on a timely basis;

●
restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

●
our ability to meet our debt obligations;

●
shifts in consumer purchasing habits and trends;

●
technological changes and our potential inability to implement new technologies;

●
deterioration in regional, national or global businesses and economic conditions;

●
incidents of government corruption that adversely impact the development of our real estate projects.

●
fluctuations and declines in the exchange rate of the Peso and the NIS against other currencies;

●
risks related to our investment in Israel; and

●
the risk factors discussed under “Item 3.D. Risk Factors.”

You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” “could,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “potential,” “continue” or similar expressions.Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

As of June 30, 2017, the Company has established two operations centers to manage its global business, which we refer to in this annual report as the “Operation Center in Argentina” and the “Operation Center in Israel.”

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future.

CERTAIN MEASURES AND TERMS

As used throughout this annual report, the terms “Cresud,”“Company,” “we,” “us,” and “our” refer to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

References to “Tons,” “tons” or “Tns.” are to metric tons, to “kgs” are to kilograms, to “ltrs” are to liters, “Hct” are to hectares, “m2” and “square meters” are to square meters, while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq.ft). A metric ton is equal to 1,000 kilograms. A kilogram is equal to approximately 2.2 pounds. A metric ton of wheat is equal to approximately 36.74 bushels. A metric ton of corn is equal to approximately 39.37 bushels. A metric ton of soybean is equal to approximately 36.74 bushels. A square meter is equal to 10.77 sq. ft. One gallon is equal to 3.7854 liters. One hectare is equal to approximately 2.47 acres and 10,000 square meters. One square meter is equal to approximately 10.764 square feet. One kilogram of live weight cattle is equal to approximately 0.5 to 0.6 kilogram of carcass (meat and bones).

As used herein: “GLA or gross leasable area,” in the case of shopping malls, refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

FINANCIAL STATEMENTS

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2017 and 2016 for our fiscal years ended June 30, 2017, 2016 and 2015 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements included elsewhere herein have been audited by Price Waterhouse & Co S.R.L. City of Buenos Aires, Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Pursuant to Resolution No. 562/09 issued by the Argentine Comisión Nacional de Valores (“CNV”), as subsequently amended by Resolution No. 576/10, and further amended and restated by Resolution No. 622/13 (the “CNV Rules”), all listed companies in Argentina with certain exceptions (i.e. financial institutions and insurance entities) were required to present their consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Therefore, in 2013 we prepared for the first time our Consolidated Financial Statements under IFRS for our financial year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. All IFRS issued by the IASB effective at the time of preparing the Audited Consolidated Financial Statements have been applied. The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011.

IDB Development Ltd.’s (“IDBD”) fiscal year ends on December 31 each year and Cresud’s fiscal year ends on June 30. Furthermore, IDBD’s quarterly and annual reporting follow the guidelines of Israeli standards, which means that the information is only available after the applicable statutory terms in Argentina. Therefore, is not possible to include IDBD’s quarterly results in its Consolidated Financial Statements to be filed with the CNV within the applicable statutory terms in Argentina. The IDBD’s results of operations are consolidated with a three-month lag, adjusted by the effects of material transactions that may take place during the reported period. Hence, IDBD’s results of operations for the 12-month period beginning April 1, 2016 through March 31, 2017 are included in the Company’s Consolidated Statement of Comprehensive Income for the fiscal year ended June 30, 2017, adjusted by such material transactions occurred between April 1, 2017 and June 30, 2017. In addition, IDBD’s results of operations for the period beginning October 11, 2015 (the date the Company obtained control of IDBD) through March 31, 2016 are included in the Company’s Consolidated Statement of Comprehensive Income for the fiscal year ended June 30, 2016, adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016.

The Company has established two Operations Centers to manage its global business, mainly through the following companies:

(i)
remains in current and non-current assets, as financial assets held for sale.
(ii)
Corresponds to Company’s associates, which are hence excluded from consolidation.
(iii)
Disclosed in groups of assets and liabilities held for sale.

MARKET DATA

Market data used throughout this annual report was derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Certain market data which appears herein (including percentage amounts) may not sum due to rounding.

In this annual report where we refer to “Peso,” “Pesos,” or “Ps.” we mean Argentine Pesos, the lawful currency in Argentina; when we refer to “U.S. Dollars,” or “US$” we mean United States Dollars, the lawful currency of the United States of America; when we refer to “Real,” “Reals,” “Rs.” or “R$” we mean Brazilian Real, the lawful currency in the Federative Republic of Brazil; when we refer to “NIS,” we mean New Israeli Shekels, the lawful currency of Israel; and when we refer to “Central Bank” we mean the Banco Central de la República Argentina (Argentine Central Bank).

Our functional and presentation currency is the Peso, and accordingly our financial statements included in this annual report are presented in Pesos. We have translated some of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise requires, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of Ps.16.6300 per US$1.00 for information provided as of June 30, 2017. The average seller exchange rate for the fiscal year 2017, quoted by Banco de la Nación Argentina was Ps.15.4517. The U.S. dollar-equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. We have also translated certain NIS amounts into U.S. dollars at the offer exchange rate for June 30, 2017 which was NIS 3.4854 per U.S.$1.00. We make no representation that the Peso, NIS or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Item 3 – Key information - Local Exchange Market and Exchange Rates.”

Certain numbers and percentages included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this annual report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

Fiscal years

References to fiscal years 2017, 2016, 2015, 2014 and 2013 are to our fiscal years starting on July 1 and ending on June 30 of each such year.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

This item is not applicable.

Item 2. Offer Statistics and Expected Timetable

This item is not applicable.

Item 3. Key Information

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from our Audited Consolidated Financial Statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with our Audited Consolidated Financial Statements included under “Item 8. Financial Information,” and the discussion in “Item 5. Operating and Financial Review and Prospects.”

The selected consolidated statements of income and comprehensive income data for the years ended June 30, 2017, 2016 and 2015 and the selected consolidated statements of financial position data as of June 30, 2017, 2016 and 2015 have been derived from our Audited Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co S.R.L. City of Buenos Aires, Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm.

On October 11, 2015, we acquired, through our subsidiary IRSA, control of IDBD. In conformity with IFRS 3, IDBD’s information is included in our financial statements since the acquisition date, without affecting the information from previous years. Therefore, the consolidated financial information for periods after the acquisition date is not comparable to previous periods. For more information see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Comparability of our Results.”

The Company’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40. The Company considers this change more reliably reflects the current value of its core assets. The Company has therefore retroactively recast the previously issued Consolidated Financial Statements as required by IAS 8. In addition, the company has recalculated the significant test determined by the rule 3-09 and there are no significant entities for the years ended on June 30, 2017, 2016 and 2015.

	For the fiscal year ended June 30,
	2017(1)	2017	2016 (recast)	2015 (recast)	2014 (recast)	2013 (recast)
	(in millions of US$)	(in millions of Ps.)
Consolidated Statements of Income

Revenues	4,685	77,918	34,232	5,652	4,604	3,528
Costs	(3,416)	(56,815)	(24,681)	(4,615)	(3,714)	(2,925)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harves	131	2,176	1,639	1,347	1,188	860
Changes in net realizable value of agricultural produce after harves	(4)	(74)	208	(34)	(17)	12
Gross Profit	1,395	23,205	11,398	2,350	2,061	1,475

Net gain from fair value adjustment of investment propertie	301	5,001	17,539	4,055	4,235	3,654
Gain / (loss) from disposal of farmlands	17	280	(2)	550	90	150
General and administrative expenses	(256)	(4,257)	(2,150)	(607)	(534)	(343)
Selling expenses	(839)	(13,946)	(6,035)	(474)	(352)	(278)
Other operating results, net	(10)	(158)	(534)	(145)	(70)	(160)
Management fees	(12)	(200)	(119)	17	(88)	(36)
Profit from operation	597	9,925	20,097	5,746	5,342	4,462
Share of (loss)/profit of associates and joint venture	10	172	534	(817)	(322)	90
Profit from operations before financing and taxatio	607	10,097	20,631	4,929	5,020	4,552
Finance income	72	1,199	1,482	246	290	202
Finance cost	(571)	(9,492)	(7,448)	(1,685)	(2,852)	(1,125)
Other Financial results	184	3,068	(158)	149	(12)	15
Financial results, net	(314)	(5,225)	(6,124)	(1,290)	(2,574)	(908)
Profit before income tax	293	4,872	14,507	3,639	2,446	3,644
Income tax expense	(172)	(2,862)	(5,833)	(1,396)	(1,090)	(1,219)
Profit for the year from continuing operatio	121	2,010	8,674	2,243	1,356	2,425
Profit from discontinued operations after income tax	181	3,018	444	-	-	-
Profit for the year	302	5,028	9,118	2,243	1,356	2,425

Profit from continuing operations attributable to
Equity holders of the parent	43	718	5,167	954	641	1,435
Non-controlling interest	78	1,292	3,507	1,289	715	990

Profit for the year attributable to
Equity holders of the parent	91	1,511	5,167	954	641	1,435
Non-controlling interest	211	3,517	3,951	1,289	715	990

		For the fiscal year ended June 30,
	2017(1)	2017	2016 (recast)	2015 (recast)	2014 (recast)	2013 (recast)
	(in millions of US$)	(in millions of Ps.)
Consolidated Statements of Comprehensive Incom
Profit for the year	302	5,028	9,118	2,243	1,356	2,425
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation adjustmen	285	4,733	5,239	(445)	1,268	183
Change in the fair value of hedging instruments net of income taxe	4	73	3	-	-	-
Items that may not be reclassified subsequently to profit or loss
Actuarial loss from defined benefit plan	(1)	(10)	(29)	-	-	-
Other comprehensive income / (loss) for the year from continuing operation	288	4,796	5,213	(445)	1,268	183
Other comprehensive income / (loss) for the year from discontinued operation	34	560	(194)	-	-	-
Other comprehensive income / (loss) for the yea	322	5,356	5,019	(445)	1,268	183
Total comprehensive income for the yea	624	10,384	14,137	1,798	2,624	2,608
Total comprehensive income for the year from continuing operation	409	6,806	13,887	1,798	2,624	2,608
Total comprehensive income for the year from discontinued operation	215	3,578	250	-	-	-
Total comprehensive income forthe yea	624	10,384	14,137	1,798	2,624	2,608

Total comprehensive income for the year from continuing operations attributable to
Equity holders of the parent	19	322	5,465	760	997	913
Non-controlling interest	390	6,484	8,422	1,038	1,627	1,695
Total comprehensive income for the year attributable to
Equity holders of the parent	157	2,603	5,715	760	997	913
Non-controlling interest	468	7,781	8,422	1,038	1,627	1,695

		For the fiscal year ended June 30,
	2017(1)	2017	2016 (recast)	2015 (recast)	2014 (recast)	2013 (recast)
	(in millions of US$)	(in millions of Ps.)
CASH FLOW DATA
Net cash generated from operating activities	556	9,241	4,080	512	884	687
Net cash (used in) / generated from investing activities	(145)	(2,415)	8,627	855	(886)	(131)
Net cash generated from /(used in) financing activities	115	1,910	(4,495)	(1,777)	(447)	(17)

	As of fiscal year ended June 30,
	2017(1)	2017	2016 (recast)	2015 (recast)	2014 (recast)	2013 (recast)
	(in millions of US$)	(in millions of Ps.)
Consolidated Statements of Financial Position
ASSETS
Non-Current Assets
Investment properties	6,025	100,189	82,505	19,306	16,081	12,867
Property, plant and equipment	1,873	31,150	26,801	2,213	2,510	1,895
Trading properties	273	4,534	4,733	143	134	98
Intangible assets	748	12,443	11,814	176	175	218
Biological assets	40	671	497	346	302	192
Investments in joint ventures and associates	495	8,227	17,175	3,190	2,704	1,750
Deferred income tax assets	98	1,631	1,249	654	516	143
Income tax credit	14	229	173	161	177	199
Restricted assets	32	528	129	4	51	55
Trade and other receivables	328	5,456	3,773	427	475	291
Financial assets and other assets held for sale	374	6,225	3,346	-	-	-
Investment in financial assets	107	1,772	2,226	623	275	253
Derivative financial instruments	2	31	8	208	-	25
Employee benefits	-	-	4	-	-	-
Total Non-Current Assets	10,408	173,086	154,433	27,451	23,400	17,986
Current Assets
Trading properties	75	1,249	241	3	5	12
Biological assets	34	559	552	180	266	133
Inventories	303	5,036	3,900	511	440	252
Restricted assets	33	541	748	607	-	1
Income tax credit	20	340	541	31	20	6
Financial assets and other assets held for sale	141	2,337	1,256	-	1,648	-
Trade and other receivables	1,103	18,336	14,158	1,773	1,438	1,446
Investment in financial assets	713	11,853	9,673	504	495	385
Derivative financial instruments	4	65	53	30	33	42
Cash and cash equivalents	1,525	25,363	14,096	634	1,003	1,048
Groups of assets held for sale	161	2,681	-	-	-	-
Total Current Assets	4,111	68,360	45,218	4,273	5,348	3,325

TOTAL ASSETS	14,519	241,446	199,651	31,724	28,748	21,311

	As of fiscal year ended June 30,
	2017(1)	2017	2016 (recast)	2015 (recast)	2014 (recast)	2013 (recast)
	(in millions of US$)	(in millions of Ps.)
SHAREHOLDERS’ EQUITY
Capital and Reserves Attributable toEquity Holders of the Parent
Share capital	30	499	495	495	491	497
Treasury shares	-	3	7	7	10	5
Share warrants	-	-	-	-	106	106
Inflation adjustment of share capital and treasury shares	4	65	65	65	65	65
Share premium	40	659	659	659	773	773
Additional paid-in capital from treasury shares	1	20	16	13	-	-
Legal reserve	5	83	83	-	82	47
Other reserves	150	2,496	1,299	812	1,184	565
Special reserve	91	1,516	1,516	1,516	2,150	2,211
Retained earnings	665	11,064	9,521	4,461	2,437	1,768
Equity Attributable to equity holders of the parent	986	16,405	13,661	8,028	7,298	6,037
Non-controlling interest	1,970	32,768	23,539	6,528	5,729	4,404
TOTAL SHAREHOLDERS’ EQUITY	2,957	49,173	37,200	14,556	13,027	10,441

LIABILITIES
Non-current liabilities
Trade and other payables	240	3,988	2,464	666	485	426
Borrowings	6,736	112,025	93,808	5,833	5,315	4,190
Deferred income tax liabilities	1,391	23,125	19,204	5,889	4,623	3,549
Derivative financial instruments	5	86	120	270	321	2
Payroll and social security liabilities	8	140	20	5	5	4
Provisions	57	955	547	42	43	33
Employee benefits	46	763	689	-	-	-
Total non-current liabilities	8,484	141,082	116,852	12,705	10,792	8,204
Current Liabilities
Trade and other payables	1,321	21,970	18,443	1,307	1,004	900
Income tax liabilities	49	817	624	142	73	93
Payroll and social security liabilities	136	2,254	1,856	230	202	121
Borrowings	1,400	23,287	23,488	2,466	2,639	1,527
Derivative financial instruments	7	114	147	263	53	9
Provisions	54	894	1,041	55	21	16
Liabilities directly associated with assets classified as held for sale	112	1,855	-	-	937	-
Total current liabilities	3,078	51,191	45,599	4,463	4,929	2,666
TOTAL LIABILITIES	11,562	192,273	162,451	17,168	15,721	10,870

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	14,519	241,446	199,651	31,724	28,748	21,311

		As of fiscal year ended June 30,
	2017(1)	2017	2016 (recast)	2015 (recast)	2014 (recast)	2013 (recast)
Other Financial Data	(in US$, except for percentages, ratios and number of shares)	(in millions of Ps, except for percentages, ratios, number of shares, per share and per ADS data)

Basic net income per share from continuing operations(2)	0.09	1.44	9.43	2.68	(2.15)	(0.05)
Diluted net income per share from continuing operations (3)	0.09	1.43	9.31	2.38	(2.15)	(0.05)
Basic net income per share from discontinued operations(2)	0.10	1.60	0.27	-	-	-
Diluted net income per share from discontinued operations (3)	0.10	1.59	0.26	-	-	-
Basic net income per ADS (2)(4)	0.88	14.40	94.30	26.80	(21.50)	(0.54)
Diluted net income per ADS (3)(4)	0.87	14.30	93.10	23.80	(21.50)	(0.54)
Capital stock	30	502	502	502	501	502
Number of common shares	501,642,804	501,642,804	501,642,804	501,642,804	501,562,730	501,562,730
Weighted – average number of common shares outstanding	497,806,965	497,806,965	494,991,778	492,020,463	496,132,488	496,561,931
Diluted weighted – average number of common shares (5)	500,161,805	500,161,805	554,375,631	554,375,631	558,487,656	558,917,099
Dividends paid (6)	0.00	0.00	0.00	0.00	0.00	120.00
Dividends per share	0.00	0.00	0.00	0.00	0.00	0.00
Dividends per ADS (4)	0.00	0.00	0.00	0.00	0.00	0.00
Depreciation and amortization	292	4,857	2,164	112	297	280
Capital expenditure	399	6,629	2,483	517	436	1,048
Working capital	1,032	17,169	(381)	(190)	419	659
Gross margin (7)	0.28	0.29	0.32	0.34	0.36	0.34
Operating margin (8)	0.12	0.12	0.56	0.82	0.92	1.02
Net margin (9)	0.06	0.06	0.25	0.32	0.23	0.55
Ratio of current assets to current liabilities (10)	1.34	1.34	0.99	0.96	1.09	1.25
Ratio of shareholders’ equity to total liabilities (11)	0.26	0.26	0.23	0.85	0.83	0.96
Ratio of non current assets to total assets (12)	0.72	0.72	0.77	0.87	0.81	0.84
Ratio of “Return on Equity” – ROE (13)	0.12	0.12	0.35	0.16	0.12	0.31

(1)
Solely for the convenience of the reader, we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2017 which was Ps.16.63 per US$1.00.  The average seller exchange rate for the fiscal year 2017, quoted by Banco de la Nación Argentina was Ps.15.4517. We make no representation that the Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

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

(4)	Determined by multiplying per share amounts by ten (one ADS equals ten common shares).
(5)	Including all of the treasury shares.
(6)	The shareholders’ meeting held in October 2013 approved the distribution of a cash dividend for an amount of Ps.120 million for the fiscal year ended June 30, 2013.
(7)	Gross profit divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(8)	Operating income divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(9)	Net income divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(10)	Current assets over current liabilities
(11)	Shareholders’ equity over total liabilities
(12)	Non-current assets over total assets
(13)	Profitability refers to profit for the year divided by average Shareholders’ equity.

Local Exchange Market and Exchange Rates

Operation Center in Argentina

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended June 30, 2013	5.3680	4.5650	4.9339	5.3680
Fiscal year ended June 30, 2014	8.0830	5.4850	6.9333	8.0830
Fiscal year ended June 30, 2015	9.0380	8.1630	8.5748	9.0380
Fiscal year ended June 30, 2016	15.7500	9.1400	12.2769	14.9900
Fiscal year ended June 30, 2017	16.5800	14.5100	15.4017	16.5800
Month ended April 30, 2017	15.4400	15.1400	15.3058	15.3500
Month ended May 31, 2017	16.1350	15.2400	15.6679	16.0500
Month ended June 30, 2017	16.5800	15.8280	16.0728	16.5800
Month ended July 31, 2017	17.7400	16.7500	17.1430	17.5900
Month ended August 31, 2017	17.6730	17.0200	17.3728	17.2600
Month ended September 30, 2017	17.5300	16.9250	17.1888	17.2600
October 2017 (through October 25, 2017)	17.4500	17.2850	17.3652	17.4400

Source: Central Bank

(1) Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina “foreign currency exchange rate,” against Pesos.
(2) The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3) The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4) Average exchange rates at the end of the period.

Exchange controls

During 2001 and 2015, the Argentine government established a series of exchange control measures that restricted the free disposition of funds and the transfer of funds abroad. In 2011, these measures had significantly curtailed access to the Mercado Único y Libre de Cambios (“MULC”) by both individuals and private sector entities. This made it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina.

With the change of government and political environment, in December 2015, one of the first measures taken by the Argentine government was to lift the main restrictions that limited access to individuals to the MULC. Through Communication “A” 5850 and later, as the local economy stabilized Communication “A” 6037, the Central Bank lifted the previous limitations and allowed unrestricted access to the foreign exchange market, subject to some requirements, as detailed below.

Although most exchange control regulations were lifted on August 2016, some remain in place and we cannot give you any assurance that additional exchange control regulations will not be adopted in the future. Please see “Risk Factors—Risks Relating to Argentina—Exchange controls, restrictions on transfers abroad and capital inflow restrictions may limit the availability of international credit.”

Exchange controls regulations currently in effect in Argentina include the following:

Registration Requirements

All incoming and outgoing funds to and from the MULC and any foreign indebtedness (financial and commercial) are subject to registration requirements before the Central Bank for informative purposes, in accordance with Communication “A” 3602, as amended.

Corporate profits and dividends

Argentine companies may freely access the MULC for remittances abroad to pay earnings and dividends in so far as they arise from closed and fully audited balance sheets and have satisfied applicable certification requirements.

Restrictions on foreign indebtedness

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication “A” 6150 of the Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6244 of the Central Bank, there are no restrictions on entry and exit in the MULC.

Restrictions on the purchase of foreign currency

Domestic individuals and companies

Communication “A” 5850 and AFIP Resolution No. 3821 modified and replaced the prior regimes related to, among others, the purchase of external assets by Argentine residents—domestic individuals and companies—for investment purposes and for travel, tourism and family assistance. The regime currently applicable is characterized by the following:

●
External assets may only be acquired by Argentine individuals, legal entities from the private sector incorporated in Argentina that are not authorized to trade on the foreign exchange market, assets (patrimonios), and other entities incorporated in Argentina and local government agencies.

●
Access to the local foreign exchange market without requiring prior Central Bank approval is allowed for an unlimited amount, for all of the following: real estate investments abroad, loans granted to non-Argentine residents, Argentine residents’ contributions of direct investments abroad, portfolio investment of Argentine individuals abroad, certain other investments abroad of Argentine residents, portfolio investments of Argentine legal entities abroad, purchase of foreign currency bills to be held in Argentina, donations complying certain conditions, as well as purchase of traveler checks.

●
In the case of foreign currency sales to Argentine residents for portfolio investments abroad, the transfer has to be made directly to the bank account of such Argentine resident, which must be located at foreign banks or financial institutions that regularly conduct investment banking activities, which are not incorporated in countries or territories considered not to be cooperative for purposes of fiscal transparency in terms of the provisions of Section 1 of the Decree No. 589/13 and its complementary provisions, or in countries or territories that do not apply the recommendations of the Financial Action Task Force, or “FATF.”

●
The proceeds of the sale of foreign currency by Argentine residents in the foreign exchange market for all the items can be credited in a checking or savings bank account in a local financial institution in the client’s name or withdrawn by cash.

●
Regarding the collection for services provided to non-Argentine residents and/or resulting from the sale of non-produced non-financial assets exempted from mandatory sale in the foreign exchange market.

Argentine residents that receive funds in foreign currency for the payment of services rendered to non-Argentine residents or for the sale of non-produced non-financial assets may receive those funds in a local foreign currency account without exchanging it for Argentine pesos in the foreign exchange market. Following Communications “A” 6011 and 6037 of the Central Bank foreign assets may be acquired for investment purposes by Argentine residents without limitations. In addition foreign currency may be purchased through a debit account or through an unlimited cash withdrawal without limits.

Non-residents

Communication “A” 6150 dated January 13, 2017 abolished all restrictions regarding prior approval from the Central Bank, minimum amounts, or minimum holding periods to repatriate portfolio investments or direct investments of non-residents.

Restrictions on exports, imports and services

Regarding exports, in 2016 the Central Bank relaxed certain rules related to the inflow and outflow of foreign currency collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings, establishing that the deadline to repatriate to Argentina the foreign currency is 10 years. The prior 10-business day period applicable for the transfer of funds collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings to a correspondent bank account of a local financial institution (cuenta de corresponsalía) was eliminated in December 2015. In relation to the export of services, Communication “A” 6137 the Central Bank eliminated the obligation to repatriate to Argentina the foreign currency obtained.

Regarding imports, access to the foreign exchange market for the payment of imports with customs clearance date as of December 17, 2015 can be paid through the local foreign exchange market without any limit. AFIP Regulation No. 3252 published on January 5, 2012 which required importers to file affidavits was eliminated in December 2015 and the import monitoring system (Sistema Integral de Monitoreo de Importaciones, or “SIMI” was created, which established an obligation for importers to submit certain information electronically. Importers do not have to repatriate the goods within a specified period (previously this period was 365 calendar days from the date of access to the foreign exchange market).

Regarding the payment of services, the access to the foreign exchange market for payments of services rendered as from December 17, 2015 may be carried out without any limits and without the Central Bank’s prior authorization.

Direct investments

On March 4, 2005, the Central Bank issued Communication “A” 4305 that regulates the reporting system of direct investments and real estate investments carried out by non-residents in Argentina and by Argentine residents abroad, which had been implemented through Communication “A” 4237 dated November 10, 2004.

Direct investments in Argentina of non-Argentine residents

Non-Argentine residents must comply with the reporting regime if the value of their investments in Argentina is equivalent to more than US$500,000—measured in terms of the net worth of the company in which they participate or fiscal value of the real estate owned. If such value is less than US$500,000, compliance with such regime is optional. According to Communication “A” 4237, companies in which non-Argentine residents participate and administrators of real estate of non-Argentine residents must comply with the reporting regime.

Direct investments made abroad by Argentine residents

Investors who are Argentine residents must comply with the reporting regime if the value of their investments abroad is equivalent to more than US$1,000,000—measured in terms of net worth of the company in which they participate or the fiscal value of the real estate they own. If such value is less than the equivalent of US$5,000,000, the reporting obligation is annual rather than semi-annual. If such value is less than the equivalent of US$1,000,000, compliance with such regime is optional.

Future and forward operations

The Central Bank has significantly amended the foreign exchange regulations in derivatives by eliminating the restriction on the execution of cross-border derivative transactions. In August 2016, the Central Bank introduced new foreign exchange regulations on derivative transactions which allowed local residents from entering into derivative transactions with foreign residents. Moreover, the regulations now provide that Argentine residents may access the foreign exchange market to pay premiums, post collateral and make payments related to forwards, futures, options and other derivatives entered into in foreign exchanges or with non-resident counterparties.

The foreign exchange regulations now allow Argentine residents to enter into derivative transaction with foreign counterparties without the need for authorization of the Central Bank. They also allow them to purchase foreign currency to make payments under derivative transactions.

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of the above cited rules on the website of the Ministry of Treasury and of the Central Bank.

Operation Center in Israel

The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of New Israeli Shekels.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended June 30, 2014	3.6213	3.4320	3.5075	3.4320
Fiscal year ended June 30, 2015	3.9831	3.4260	3.8064	3.7747
Fiscal year ended June 30, 2016	3.9604	3.7364	3.8599	3.8596
Fiscal year ended June 30, 2017	3.8875	3.4882	3.6698	3.4882
Month ended April 30, 2017	3.6718	3.6218	3.6519	3.6218
Month ended May 31, 2017	3.6170	3.5402	3.5916	3.5402
Month ended June 30, 2017	3.5562	3.4882	3.5291	3.4882
Month ended July 31, 2017	3.5789	3.5071	3.5507	3.5616
Month ended August 31, 2017	3.6269	3.5627	3.5992	3.5835
Month ended September 30, 2017	3.5736	3.4943	3.5318	3.5340
October 2017 (through October 25, 2017)	3.5373	3.4868	3.5065	3.5088

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

 Operations Center in Argentina

Risks Relating to Argentina

As of the date of this annual report, most of our operations, property and customers from our Operations Center in Argentina are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations from our Operations Center in Argentina are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina from time to time. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes to interest rates, changes to government policies, social instability, and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency depreciation, and may experience further volatility in the future.

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that adversely affected most sectors of the economy, particularly utilities, financial institutions, and industrial companies. The Argentine Peso also was subjected to significant real devaluation and depreciation, which resulted in many Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Following that crisis, Argentine GDP grew 8.9% in 2005, 8.0% in 2006 and 9.0% in 2007. During 2008 and 2009, however, the Argentine economy suffered a slowdown attributed to local and external factors, including an extended drought affecting agricultural activities, and the effects of the global economic crisis. Real GDP growth recovered in 2010 and 2011 to 10.1% and 6.0%, respectively. However, GDP contracted 1.0% in 2012 and then grew by 2.4% in 2013. In 2014, economic again contracted by 2.5%. The Argentine economy has remained under pressure in recent years with GDP expanding 2.6% in 2015 and contracting 2.3% in 2016 according to data reported by the National Institute of Statistics (Instituto Nacional de Estadisticas y Censos), or “INDEC.”

Presidential and Congressional elections in Argentina were held on October 25, 2015, and a runoff election between the two leading Presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015. Since taking office, the new administration has announced a policy agenda aimed at adopting measures that are market friendly and designed to ensure long-term macroeconomic performance including reducing the fiscal deficit, eliminating restrictions on capital flows and access to the exchange rate market, correcting energy and transport prices and obtaining financing through the capital markets.

The Macri administration has adopted the following key economic and policy reforms.

●
INDEC reforms. President Macri appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC. On January 8, 2016, the Argentine government declared a state of administrative emergency relating to the national statistical system and the INDEC, until December 31, 2016. During 2016, the INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms. Following the declared emergency, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure is finalized. During the course of implementing these reforms, however, INDEC has used official Consumer Price Index, or “CPI,” figures and other statistical information published by the Province of San Luis and the City of Buenos Aires. On June 29, 2016, the INDEC published revised GDP data for the years 2004 through 2015. On August 31, 2016, the IMF Executive Board met to consider the progress made by Argentina in improving the quality of official GDP and CPI data and noted the important progress made in strengthening the accuracy of Argentina’s statistics. On November 10, 2016, the IMF lifted the existing censure on Argentina regarding these data.

●
Agreement with holdout creditors. The Argentine government has reached agreements with substantially all of the holdout bondholders who had not previously participated in Argentina’s sovereign debt restructurings (in terms of claims) and regained access to the international capital markets, issuing several new series of sovereign bonds since President Macri took office.

●
Foreign exchange reforms. In addition, the Macri administration eliminated a significant portion of foreign exchange restrictions, including certain currency controls, that were imposed under the Kirchner administration. On August 9, 2016, the Central Bank issued Communication “A” 6037 which substantially changed the existing legal framework and eliminated certain restrictions limiting access to the foreign exchange market MULC. The principal measures adopted as of the date of this annual report include:

i.
the reestablishment of Argentine residents’ rights to purchase and remit foreign currency outside of Argentina without limit and without specific allocation (atesoramiento);

ii.
the elimination of the mandatory, non-transferable and non-interest bearing deposit previously required in connection with certain transactions involving foreign currency inflows by reducing the amount of the deposits from 30% to 0%;

iii.
the elimination of the requirement to transfer and settle the proceeds from new foreign financial indebtedness incurred by the foreign financial sector, the non-financial private sector and local governments through the MULC; and

iv.
the elimination of the requirement that proceeds from debt issuances abroad must be maintained undistributed for a minimum of 365 calendar days.

●
Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans by 5% to 30%. Further, the 5% export duty on most industrial exports was eliminated. With respect to payments for imports of goods and services, the Macri administration announced the gradual elimination of restrictions on access to the MULC for any transactions originated before December 17, 2015. Regarding transactions executed after December 17, 2015, no quantitative limitations apply.

●
National electricity state of emergency and reforms. Following years of very limited investment in the energy sector, as well as the continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which will remain in effect until December 31, 2017. The state of emergency enables the Government to take actions designed to ensure the supply of electricity to the country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electrical grid. In addition, through Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the National Electricity Regulatory Agency (Ente Nacional Regulador de la Electricidad), the Macri administration announced the elimination of a portion of energy subsidies currently in effect and a substantial increase in electricity rates. As a result, average electricity prices have already increased and could increase further. By correcting tariffs, modifying the regulatory framework and reducing the Government’s involvement in the sector, the Macri administration aims to correct distortions in the energy sector and stimulate investment. However, certain of the Government’s initiatives have been challenged in the Argentine courts and resulted in judicial injunctions or rulings limiting the Government’s initiatives.

●
Tariff increases. With the aim of encouraging companies to invest and improve the services they offer and enabling the Government to assist those in need, the Macri administration has begun updating the tariffs for electricity, transportation, gas and water services. Each of the announced tariff increases contemplates a tarifa social (social tariff), which is designed to provide support to vulnerable groups, including beneficiaries of social programs, retirees and pensioners who receive up to two minimum pensions, workers who receive up to two minimum salaries, individuals with disabilities, individuals registered in the Monotributo Social program, domestic workers and individuals receiving unemployment insurance.
On August 18, 2016, the Supreme Court of Argentina in “Centro de Estudios para la Promoción de la Igualdad y la Solidaridad versus Ministry of Energy and Mining,” upheld lower court injunctions suspending the proposed increases in gas tariffs and instructed the Ministry of Energy and Mining to conduct a non-binding public hearing prior to sanctioning any such increases. The public hearings were held on September 16, 2016. Pursuant to the holding by the Supreme Court, the Gas Regulatory Entity, or “Enargas,” issued Resolution No. 3960 and 3961 ordering the reestablishment of the prior tariff scheme as of March 31, 2016, and implemented an installment regime for the payment of overdue bills.

●
Tax Amnesty Law. In July 2016, the Régimen de Sinceramiento Fiscal, or “Tax Amnesty Law,” was introduced to promote the voluntary declaration of assets by Argentine residents. The Tax Amnesty Law allows Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property until March 31, 2017 without facing prosecution for tax evasion or being required to pay past-due tax liabilities on the assets, if they could provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. With respect to cash that was not deposited in bank accounts by the specified cut-off dates, such amounts had to be disclosed and deposited by October 31, 2016 in special accounts opened at Argentine financial entities. Depending on the amount declared, how soon it is declared, the election to subscribe for certain investment securities and the payment method used, those who took advantage of the Tax Amnesty Law would pay a special tax of between 0 and 15% on the total amount declared. Alternatively, they could invest an equivalent amount in Argentine government bonds or a fund that would finance, among other things, public infrastructure projects and small to medium-sized businesses in general. Taxpayers may elect to subscribe for certain investment securities and reduce the tax rates payable upon disclosure of previously undisclosed assets. On April 4, 2017, the Finance Minister of Argentina announced that, as a result, US$116,800 million undeclared assets were declared.

●
Retiree Programs. On June 29, 2016, Congress passed a bill approving the Ley de Reparación Histórica a los Jubilados (Historical Reparations Program for Retirees and Pensioners), which took effect upon its publication in the official gazette. The main aspects of this program, which is designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guarantees an income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Historical Reparations Program for Retirees and Pensioners will give retroactive compensation to retirees in an aggregate amount of more than Ps.47.0 billion and involve expenses of up to Ps.75.0 billion to cover all potential beneficiaries.

●
Fiscal policy: The Macri administration reduced the primary fiscal deficit by approximately 1.8% of GDP in December 2015 through a series of tax and other measures, and pursued a primary fiscal deficit target of 4.8% of GDP in 2016 through the elimination of subsidies and the reorganization of certain expenditures. However, the primary fiscal deficit for October 2016 increased 183% compared to the comparable period in 2015, while the aggregated primary fiscal deficit as of January 2016 represented a 69% increase compared to the same period of 2015, reaching 4.6% of GDP. The Macri administration’s ultimate aim is to achieve a balanced primary budget by 2019.

On February 22, 2017, Finance Minister Nicolas Dujovne announced fiscal targets for the period 2017-2019, ratifying the target set in the 2017 budget—which established a primary deficit of 4.2% of GDP for 2017—and announcing a deficit target of 3.2% for 2018 and 2.2% for 2019. It also announced quarterly targets as a percentage of GDP for 2017, of 0.6% for the first quarter; 2.0% for the second, 3.2% for the third and 4.2% for the last one. Targets for the first and second quarters have been met.

●
Correction of monetary imbalances: The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years. The Central Bank has increased the use of stabilization policies to reduce excess monetary imbalances and reduced Peso interest rates to offset inflationary pressure.

While some of the measures adopted have led to higher inflation, there has been an increase in the demand for pesos and a recovery of credit points toward a gradual normalization of macroeconomic conditions. To this end, access to external financing may have a positive effect, by significantly reducing the monetization of the fiscal deficit without requiring an abrupt fiscal adjustment that would put economic growth under pressure. Simultaneously, the inflow of foreign capital would generate a greater supply of foreign exchange in the MULC limiting the depreciation of the Argentine peso and its direct impact on inflation. This, in turn, would increase the demand for real balances in pesos, allowing for a reduction in interest rates and further revival of credit demand and economic activity.

As of the date of this annual report, the impact that the measures taken by the Macri administration will have on the Argentine economy as a whole and the real-estate sector in particular cannot be predicted. In addition, although the results from the mid-term elections held in October 2017, were characterized as positive for the Macri administration, opposition political parties retained a majority of the seats in the Argentine Congress, which has required and will require the Macri administration to seek political support from these parties to implement its proposals creating additional uncertainty regarding the ability of the Macri administration to effectively implement its policy agenda.

Higher rates of inflation, any decline in GDP growth rates and/or other future economic, social and political developments in Argentina, a lack of stability and competitiveness of the Peso against other currencies, and a decline in confidence among consumers and foreign and domestic investors, among other factors, may materially adversely affect the development of the Argentine economy which could adversely affect our financial condition or results of operations.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC changed the methodology used to calculate the CPI. At the same time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, during this period the IMF requested a number of times that INDEC clarify its methodology for measuring inflation rates.

On November 23, 2010, the Argentine government began consulting with the IMF for technical assistance in order to prepare new national CPI data with the aim of modernizing the existing statistical system. During the first quarter of 2011, a team from the IMF started collaborating with the INDEC in order to create such index. Notwithstanding these efforts, reports subsequently published by the IMF stated that its staff also used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those published by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of data used by the INDEC. At a meeting held on February 1, 2013, the Executive Board of the IMF emphasized that the progress in implementing remedial measures since September 2012 had been insufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data promptly.

In order to address the quality of official data, a new consumer price index denominated Urban National Consumers Price Index (Índice de Precios al Consumidor Nacional Urbano), or the “IPCNu,” was enacted on February 13, 2014. Inflation measured by the IPCNu was 23.9% for 2014, 29.2% for 2015 and 33.7% for 2016. The IPCNu represents the first national indicator in Argentina to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires area, the IPCNu is calculated by measuring prices of goods across the entire urban population of the 23 provinces of Argentina and the City of Buenos Aires. On December 15, 2014, the IMF recognized the progress of Argentine authorities to remedy the inaccurate provision of data, but has delayed the definitive evaluation of the new index.

On January 8, 2016, as a result of the INDEC’s historical inability to produce reliable statistical data, the Macri administration issued an emergency decree and ceased publication of national statistics. The INDEC suspended all publications of statistical data until the technical reorganization process was completed and the administrative structure of the INDEC was recomposed. Following this process of reorganization and recovery, the INDEC began to gradually publish official data. The INDEC recalculated historical GDP data dating back to 2014, and GDP growth measures were revised to growth of 2.3% in 2013, contraction of 2.1% in 2014, growth of 2.4% in 2015 and contraction of 2.1% in 2016. GDP as reported by INDEC for the fourth quarter of 2016 grew 0.5% compared to the comparable quarter of 2015, in the seasonally adjusted measurement.

The Budget Law for fiscal year 2017 includes targets for CPI variation between 17% and 12% for 2017, between 8% and 12% for 2018 and between 3.5% and 6.5% for 2019. On November 9, 2016, the IMF, after analyzing Argentina’s progress in improving quality of official data on the CPI, decided to lift the “censure motion” that was imposed in 2013, concluding that the CPI of Argentina is now in compliance with international standards. However, we cannot assure you that such inaccuracy in relation with the economic indicators will not occur again in the future and, consequently, this circumstance may have an adverse effect on the Argentine economy and on our financial results. If despite the changes introduced in the INDEC by the new government, there are still differences between the figures published by the INDEC and those recorded by private consultants, there could be a significant decrease in confidence in the Argentine economy, which could have an impact on our results of operations and financial condition.

Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.

Inflation has, in the past, materially undermined the Argentine economy and the government’s ability to foster conditions that would permit stable growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. In response, the prior Argentine administration implemented programs to control inflation and monitor prices for essential goods and services, including freezing the prices of key products and services, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets.According to data published by the INDEC, the rate of inflation reached 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 23.9% in 2014 and 26.9% in 2015. In November 2015, the INDEC suspended the publication of the CPI. After implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of these reforms, in June 2016 the INDEC resumed its publications of the CPI. At the beginning of 2017, the inflation statistics started to show a stable deceleration trend in its rates accordingly with the new inflation targeting policies of the Central Bank. The inflation rates published by the INDEC for January, February, March, April, May, June, July, August and September 2017 were 1.3%, 2.5%, 2.4%, 2.6%, 1.3%, 1.2%, 1.7%, 1.4%, and 1.9%, respectively. An inflationary environment would undermine Argentina’s foreign competitiveness by diluting the effects of a peso devaluation, negatively impact the level of economic activity and employment and undermine confidence in Argentina’s banking system, which could further limit the availability of domestic and international credit. In addition, a portion of the Argentine debt is adjusted by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia), or “CER,” a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the principal amount of sovereign external debt and consequently in Argentina’s financial obligations, which could negatively affect the Argentine economy. A high level of uncertainty and a general lack of stability in terms of inflation could also lead to shortened contractual terms and affect the ability to plan and make investment decisions.Inflation remains a challenge for Argentina. The Macri administration has set goals to reduce the primary fiscal deficit as a percentage of GDP over time and also reduce the Argentine government’s reliance on Central Bank financing. If despite these measures the Macri administration is unable to address Argentina’s structural inflationary imbalances, the prevailing high rates of inflation may continue, which would have an adverse effect on Argentina’s economy that could lead to an increase in the principal amount of Argentina’s debt outstanding as measured in Pesos. Moreover, certain objectives of the Macri administration, such as the increase in tariffs to incentivize investment in the energy sector, may result in higher rates of inflation. Inflation in Argentina has contributed to a material increase in our costs of operations, in particular labor costs, and has negatively impacted our financial condition and results of operations.Inflation rates could increase further in the future, and there is uncertainty regarding the effects and effectiveness of the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation. Public speculation about possible additional actions have also contributed significantly to economic uncertainty and heightened the volatility of the economy. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our results of operations could be materially affected.

Significant fluctuation in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.

Since the strengthening of exchange controls began in late 2011 and after measures were introduced to limit access to foreign currency by private companies and individuals (such as requiring an authorization from tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that traded on foreign securities markets compared to the corresponding quotations in the local market, had increased significantly over the official exchange rate. These measures were mostly lifted on December 16, 2015. Any reenactment of these measures may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations.

After several years of moderate variations in the nominal exchange rate, in 2012 the peso depreciated approximately 14.3% against the U.S. dollar. This was followed in 2013 and 2014 by a 32.5% depreciation of the peso against the U.S. dollar in 2013 and 30.3% in 2014, including a loss of approximately 21.6% in January 2014 alone. In 2015, the Peso depreciated 52.7% against the dollar with a 33% depreciation in the last weeks of December 2015. In 2016 the Peso depreciated a further 20.5% against the dollar. During the first and second quarter of 2017 the exchange rate has remained stable, mainly as a consequence of the Tax Amnesty Law and its effects on the foreign currency market. During the third quarter of 2017 the political impact of the mid term elections caused certain volatility in the exchange market.

From time to time the Central Bank may intervene in the foreign exchange market in order to stabilize the exchange rate of the peso. Additional volatility, appreciation or depreciation of the peso, or reduction of the Central Bank’s foreign currency reserves as a result of currency intervention, could adversely affect the Argentine economy and our ability to service our obligations as they become due.

If the Peso continues to depreciate, the Argentine economy may be negatively affected with adverse consequences on our business and financial condition. Particularly as a result of our exposure to liabilities denominated in U.S. dollars. While certain of our office leases are set in U.S. dollars, we are only partially protected against depreciation of the Peso and there can be no assurance we will be able to maintain our U.S. dollar-denominated leases.

On the other hand, a substantial appreciation of the Peso against the U.S. dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. dollar negatively impacts the financial condition of entities whose foreigncurrency denominated assets exceed their foreign currency-denominated liabilities. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on economic growth and employment as well as reduce the revenues of the Argentine public sector by reducing tax collection in real terms, given its current heavy reliance on taxes on exports.

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business and results of operations.

In the past, the Argentine government has increased its intervention in the economy through the implementation or change of laws and regulations; nationalizations and expropriations; restrictions on production, imports and exports; exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; or delays or denials of governmental approvals.

In November 2008, the Argentine government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones. Beginning in April 2012, the Argentine government moved to nationalize YPF S.A., or “YPF,” and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012. In February 2014, the Argentine government and Repsol S.A., or “Repsol,” announced that they had reached an agreement on the terms of the compensation payable to Repsol, as the former principal shareholder of YPF for the expropriation of Repsol’s YPF shares. Such compensation totaled US$5 billion, payable by delivery of Argentine sovereign bonds with various maturities. On April 23, 2014, the agreement with Repsol was approved by the Argentine Congress and the matter was resolved on May 8, 2014.

Additionally, on December 19, 2012, the Argentine government issued Decree No. 2,552/12, which ordered the expropriation of the Predio Rural de Palermo. On January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that blocked the enforceability of such Decree. However, on June 1, 2015, the injunction was removed. This decision was appealed and the injunction was reinstated. The Argentine government lost an appeal to have the injunction revoked. The government filed a request for dismissal in April 2016. The court granted registration of the matter and ordered a formal notification to plaintiff Sociedad Rural Argentina, which filed its response in November 2016. As of the date of this annual report, the proceedings are still pending before the Federal Civil and Commercial Courts No. 8, Secretariat No. 15 of the City of Buenos Aires. The expropriation of this development without fair compensation may affect our interest in Entertainment Holding S.A., or “EHSA,” a joint venture and the entity that owns the property.

Furthermore, on May 18, 2015, we were notified that the Agencia de Administración de Bienes del Estado, or “AABE,” revoked the concession agreement granted to our subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, we filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, we filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a lawsuit seeking to declare Resolution No. 170/2014 void. We also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this annual report, the “Distrito Arcos” shopping mall continues to operate normally.

Other examples of government intervention by the prior administration, include regulations relating to domestic capital markets approved by the Argentine Congress in December 2012 and August 2013. These regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the CNV to appoint observers with authority to veto the decisions of the board of directors of publicly-listed companies under certain circumstances and suspend the board of directors for a period of up to 180 days. Nevertheless, since November 2016 the government has been working on an amendment to the Capital Markets Law No. 26,831, or the “Capital Markets Law” which, if approved, will eliminate CNV’s authorization to appoint the aforementioned observers.

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

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the publicand private sectors experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Since July 2017, the minimum monthly salary of employees to is Ps.8,860. Due to persistent high rates of inflation, employers in both the public and private sectors continue to experience significant pressure from unions and their employees to increase minimum salaries.

In the future, the government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. As of the date of this annual report, the government and labor representatives were engaged in negotiations to set national guidelines for salary increases during 2017. Any such increase in wage or worker benefit could result in added costs and adversely affect the results of operations of Argentine companies, including us.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control, such as a decrease in the demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect the value of real estate properties. We cannot assure you that property values will increase or that they will not be reduced. A significant part of our properties are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business and our financial statements due to the valuation of our investment properties at fair market value.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.

According to Argentine practices, the Argentine government may impose restrictions on the exchange of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Argentina in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank. With the administration of President Macri, many of the former restrictions were lifted.

On January 7, 2003, the Central Bank issued communication “A” 3859, as amended, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. The transfer of funds abroad by local companies to pay annual dividends only to foreign shareholders, based on approved and fully audited financial statements, does not require formal approval by the Central Bank.

Notwithstanding the above, for many years, and as a consequence of a decrease in availability of U.S. dollars in Argentina, the previous Argentine government imposed informal restrictions on certain local companies and individuals for purchasing foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened thereafter. As a result of these informal restrictions, local residents and companies were prevented from purchasing foreign currency through the MULC for the purpose of making payments abroad, such as dividends, capital reductions, and payment for imports of goods and services.

Such restrictions and other foreign exchange control measures were lifted by the new administration, moving towards opening Argentina’s foreign exchange market. In this sense, on December 17, 2015, Communication “A” 5850 of the Central Bank reestablished the possibility for non-residents to repatriate their investment capital and, recently, Communication “A” 6037 of the Central Bank defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that impair residents and non-residents to have access to the foreign exchange market. However, in the future, the Argentine government or the Central Bank may impose formal restrictions to the payment of dividends abroad, on capital transfers and establish additional requirements. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Furthermore, any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. dollars.

The Rural Land Law and its application.

On December 22, 2011, the Argentine Congress passed the Rural Land Law in order to protect the ownership and sovereignty of certain rural areas of Argentina (the “Rural Land Law”). The Rural Land Law sets limits on the ownership of rural land by foreign individuals or legal entities acting in Argentina (“Foreign Persons”), setting a maximum allowable percentage ownership for foreigners of 20%. Additionally, only 30% of the aforementioned 20% may be held by Foreign Persons of the same nationality, and from the date of enactment of the Rural Land Act, a Foreign Person may not own more than 1,000 hectares of rural land in total throughout Argentine territory. The Rural Land Law states that it will not affect any rights previously acquired by Foreign Persons.

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

We cannot assure you that these or other measures that may be adopted by the Argentine government in the future, such as further restrictions or regulations, will not have a material adverse effect on our operations, if our access to the acquisition or holding of our actual or future properties is limited.

Exchange controls, restrictions on transfers abroad and capital inflow restrictions may limit the availability of international credit.

Until December 2015, many foreign exchange restrictions and controls had limited the access the exchange market. On December 16, 2015, the new authorities issued Communication “A” 5850 of the Central Bank, lifting most of the restrictions then in place. Among these measures, free access to the exchange market was granted for the purchase of foreign currency intended for general purposes, without requiring prior approval of the Central Bank or the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos), or “AFIP,” and the requirement to deposit 30% of certain capital inflows into Argentina was eliminated. Towards the end of 2016, the remaining exchange control restrictions were also lifted by the Central Bank’s Communication A 6037 and “A” 6150, so to date there is free access to the exchange market. Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication "A" 6150 of the Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country. As of that resolution and the provisions of Communication “A” 6244 of the Central Bank, there are no restrictions on entry and exit in the MULC.

Notwithstanding recent measures adopted by the Macri administration, in the future the Argentine government could impose further exchange controls or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth. For more information, see “Item 3. Key Information - Local Exchange Market and Exchange Rates.”

The Argentine economy could be adversely affected by political and economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In 2016, there were declines in exports of 4.5% with Chile, 14.3% with MERCOSUR (Brazil) and 13.5% with China. On the other hand, exports increased 15.6% with NAFTA (the United States, Mexico and Canada), 3.6% with the European Union and 26.7% with Asian countries each as compared to 2015. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth. For example, the recent significant depreciation of the Brazilian and Chinese currencies and the current slowdown of their respective economies may negatively affect the Argentine economy. Moreover, the political and social instability in Brazil, which includes the recent removal of the President Dilma Rousseff from office following an impeachment vote in the Senate, and the uncertainties arising therefrom and the contraction of Brazil’s economy, may have an adverse impact on Argentine’s economy.

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

In addition, emerging market economies have been affected by the recent change in the U.S. monetary policy, resulting in the unwinding of investments and increased volatility in the value of their currencies. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. There is also global uncertainty about the degree of economic recovery in the United States. Moreover, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, have had and may continue to have international implications affecting the stability of global financial markets, which has hindered economies worldwide.

The effects of the United Kingdom’s vote to exit from the European Union and its impact on economic conditions in Latin America and Argentina and, particularly, on our business, financial condition, results of operations, prospects and trading of our notes are uncertain.

On June 23, 2016, the United Kingdom voted in favor of the United Kingdom exiting the European Union, or “Brexit.” The possible negative consequences of Brexit include an economic crisis in the United Kingdom, a short-term recession and a decrease of investments in public services and foreign investments. The greatest impact of Brexit may be on the United Kingdom, however the impact may also be significant to other members states. As of the date of this annual report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain. Brexit has caused, and is anticipated to continue causing, volatility in the financial markets, which may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. All these effects could in turn have a material adverse effect on our business, financial condition and results of operations.

The possible independence of Catalonia may have an impact on economic conditions in Latin America and Argentina and, particularly, on our business, financial condition, results of operations, prospects, generating uncertainty over the trading of our notes.

In these days, Spain is going through a very critical and delicate situation, since Catalonia intends to become independent and to be a separate country from Spain. At the moment, several debates, confrontations and political, economic and social conflicts are carried out to define the situation between the Spanish government and the Catalan. On October 27, 2017 the Parliament of Catalonia approved a resolution creating an independent Republic unilaterally by a vote considered illegal by the lawyers of the Parliament of Catalonia for violating the decisions of the Constitutional Court of Spain. As of October 28, 2017, the Catalan Republic is unrecognized by the international community, which regards the region as part of of Spain.

As of the date of this annual report, the actions that Spain and Catalonia will take to define independence or not are uncertain. Such a situation together with any measure that the European Union may take, could cause volatility in financial markets, which may adversely affect business activity and economic and market conditions in Spain and therefore in the United Kingdom abd the European Union. All these effects could in turn have a material adverse effect on our business, financial condition and results of operations.

A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth and on our business.

In December 2015, the Argentine administration announced a plan to gradually reduce the exports tax payable on certain agricultural products. Export taxes on soy products and wheat, maize, sorghum and sunflower have since been eliminated in an attempt to increase agricultural production. However, this reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices. If international commodity prices decline, the Argentine government’s revenues would decrease significantly affecting Argentina’s economic activity. Accordingly, a decline in international commodity prices could adversely affect Argentina’s economy, which in turn would produce a negative impact on our financial condition and results of operations.

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

As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, domestic demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and the implementation of price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase. In particular,Argentina has been importing natural gas in order to compensate for shortages in local production. In order to pay for natural gas imports, the Argentine government has frequently used the Central Bank reserves due to the absence of incoming currencies from investment. If the government is unable to pay for the natural gas imported in order to produce electricity, business and industries may be adversely affected.

The Argentine government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production, transportation capacity and energy generation over the medium and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed which may have a significant adverse effect on our business.

As a first step of these measures, subsidies on energy tariffs were withdrawn from industries and high income consumers. Additionally, since 2011, a series of rate increases and the reduction of subsidies mainly among industries and high-income consumers were implemented. On December 17, 2015 and after the publication of Decree No. 134/2015, the new government declared the National Electricity System Emergency until December 31, 2017, and ordered the Energy and Mining Ministry to prepare and propose measures and guarantee the electrical supply in suitable technical conditions. Within this context, and by the Energy and Mining Ministry Resolution No. 06/2016 of January 2016, the new seasonal reference prices for power and energy in the “Mercado Electrónico Mayorista” were issued for the period from February 1, 2016 and April 30, 2016. The objective of the aforementioned resolution was to adjust the quality and security of electricity supply and ensure the provision of public electricity services under technical and economically appropriate conditions.

In February 2016, the Argentine government revised the tariff schedule for electricity and gas rates and eliminated the subsidies for these utilities that would have resulted in increases in energy costs of 500% or more, except for tariffs for certain lower income consumers. By correcting tariffs, modifying the regulatory framework and reducing the federal government’s involvement in the energy sector, the Macri administration aims to correct distortions in the energy sector and stimulate necessary investment. In July 2016, a federal court in the city of La Plata suspended the increase in gas tariffs across the Province of Buenos Aires. In addition, on August 3, 2016, a federal court in San Martín suspended the increase in gas tariffs across the country until a public hearing to discuss the electricity tariff increase was held. The case was appealed, and heard by, the Supreme Court on August 18, 2016, which court agreed that the gas tariff increases to residential customers could not be imposed without public hearings. A public hearing was held on September 16, 2016, where it was agreed that the gas tariffs would be increased approximately 200% in October 2016, with semi-annual increases until 2019.

In relation to other services, including electricity, on October 28, 2016, a public hearing was held to consider a 31% increase in tariffs requested by power distributors. Afterwards, the government announced electricity tariff increases that will raise customers’ invoices 60% to 148%. In addition, on March 31, 2017, the Energy Ministry reported a new tariff schedule with increases of approximately 36% for the supply of natural gas for networks that have been partially regulated since April 1, 2017, and which will have two additional adjustments in November and April of 2018. On September 22, 2017, the Ministry of Energy and Mines announced the release of the fuel price, where oil companies could modify the sale price of their fuels for consumption in the automotive market, wich was effective as of October, 2017.This change in the regulatory framework and the fixing of new economic values in the supply of gas and electricity could change our cost structure, increasing the operating and utilities costs inherent to fixed assets.

High public expenditure could result in long-lasting adverse consequences for the Argentine economy.

Over the last several years, the Argentine government has substantially increased public expenditures. In 2014, public sector expenditures increased 43% as compared to 2013 and the government reported a primary fiscal deficit of 0.9%. During recent years, the Argentine government has resorted to the Central Bank and to the Administración Nacional de la Seguridad Social, or “ANSES,” to source part of its funding requirements. In 2015, this trend continued as the primary fiscal balance showed a deficit of 5.4% as of December 31, 2015.

The Argentine government has begun to adopt measures to reduce the deficit, adjusting its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation, among other measures. On December 31, 2016, the primary fiscal result was Ps.359,382 million, which represents a deficit of 4.6% of GDP. Changes in these policies could materially and adversely impact consumer purchase capacity and economic activity and may lead to an increase in prices.

Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures increase at a rate higher than revenues as a result of subsidies to lower-income sectors, social security benefits, financial assistance to provinces with financial problems, increased spending on public works and subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.

A lack of institutional framework and notorious incidents of corruption have been identified as, and continue to be, a significant problem for Argentina. In Transparency International’s 2015 Corruption Perceptions Index of 167 countries, Argentina was ranked 107, the same as in 2014. In the World Bank’s Doing Business 2016 report, Argentina ranked 121 out of 189 countries, up from 124 in 2015. Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affecting Argentina’s international reputation and ability to attract foreign investment, the Macri administration has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include entering plea bargaining arrangements with convicted officials providing increased access to public information, seizing assets from convicted officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and adopting a new public ethics law, among others. The government’s ability to implement these initiatives is uncertain as it would require the involvement of the judiciary branch as well as legislative support from opposition parties. We cannot assure you that the implementation of such measures will be successful.

Foreign shareholders of companies operating in Argentina have initiated investment arbitration proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.

In response to the emergency measures implemented by the Argentine government during the 2001-2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes, or “ICSID,” against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time. Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law, or “UNCITRAL,” and under the rules of the International Chamber of Commerce, or “ICC.” As of the date of this annual report, it is not certain that Argentina will prevail in having any or all of these cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled. Ongoing claims before the ICSID tribunal and other arbitral tribunals could lead to new awards against Argentina, which could have a material adverse effect on our capacity to access international credit or equity markets.

The Argentine government may lack of political support on the Senator and Deputies Chambers and that may have a negative impact on argentiniean economy and, subsequently affect our financial condition and results of operations.

The legislative elections held on October 22, 2017 for the partial renovation of both chambers of the Congress had a favorable outcome for the Macri government. Macri administration outnumbered its opponents in some of the most important districts of Argentina, making it the most voted force nationwide, but do not have enough seats to reach the quorum in either of the chambers which could prevent or limit the Macri government to continue its policies and effectively implement economic reforms or react appropriately in future circumstances.

A lack of political support that prevents the Macri administration from fully implementing its agenda may adversely affect the Argentine economy and financial condition and, therefore, our business, financial condition and results of operations.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, combined with Brazilian political and economic conditions, may adversely affect us.

Our business is dependent to a large extent on the economic conditions in Brazil. From June 30, 2011 we consolidate our financial statements with our subsidiary Brasilagro-Companhia Brasileira de Propiedades Agricolas (“Brasilagro”).

We may be adversely affected by the following factors, as well as the Brazilian federal government’s response to these factors:

●
economic and social instability;

●
increase in interest rates;

●
exchange controls and restrictions on remittances abroad;

●
restrictions and taxes on agricultural exports;

●
exchange rate fluctuations;

●
inflation;

●
volatility and liquidity in domestic capital and credit markets;

●
expansion or contraction of the Brazilian economy, as measured by GDP growth rates;

●
allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the Lava Jato investigation;

●
government policies related to our sector;

●
fiscal or monetary policy and amendments to tax legislation; and

●
other political, diplomatic, social or economic developments in or affecting Brazil.

Historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the imposition of a tax on foreign capital entering Brazil (IOF tax), changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports.

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 3.9%, 1.8%, 2.7% and 0.1%, in 2011, 2012, 2013 and 2014, respectively, and GDP decreased 3.8% in 2015, 3.6% in 2016 and remained stable in the first six months of 2017. In addition, unemployment and interest rates have increased more recently.

As a result of the Lava Jato (Car Wash) operation related to corruption in Brazil, a number of senior politicians, including congressmen, and executive officers of some of the major state-owned companies in Brazil have resigned or been arrested while others are being investigated for allegations of unethical and illegal conduct. The matters that have come, and may continue to come, to light as a result of, or in connection with, the Lava Jato operation and other similar operations have adversely affected, and we expect that they will continue to adversely affect, the Brazilian economy, markets and trading prices of securities issued by Brazilian issuers in the near future.

Furthermore, the Brazilian economy continues to be subject to the effects of the outcome of the impeachment proceedings against former President Dilma Rousseff. On August 31, 2016, following a trial by the Senate, the former President was formally impeached. Vice-President Michel Temer was sworn in as the new President of Brazil until the next presidential election, due to take place in 2018. The president of Brazil has powers to determine policies and governmental acts relating to the Brazilian economy and, as a result, the operations and financial performance of companies may be affected, including ours. Political uncertainty remains as to whether Mr. Temer will gain the support of Congress for future policies announced by his cabinet. In addition, Mr. Temer has been the target of general protests throughout Brazil and is also currently under investigation for alleged unethical and illegal behavior under the Lava Jato investigation and alleged illegal campaign financing during Mr. Temer’s 2014 campaign for endorsing the bribing of the former head of the Congress who has been convicted, which could result in his removal from office. In addition, a number of requests for impeachment have been filed against Mr. Temer, as well as criminal by the Brazilian Federal Prosecutor’s Office, which could also result in his removal from office, after allegations surfaced that Mr. Temer had allegedly been leading a political corruption related criminal organization.

The ultimate outcome of these investigations is uncertain, but they have already had an adverse effect on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy, the political environment and the Brazilian capital markets. The development of these investigations has affected and may continue to adversely affect us. We cannot predict if these investigations will bring further political or economic instability to Brazil, or if new allegations will be raised against high-level members of the Brazilian federal government. In addition, we cannot predict the results of these investigations, nor their effects on the Brazilian economy.

Inflation, coupled with the Brazilian government’s measures to fight inflation, may hinder Brazilian economic growth and increase interest rates, which could have a material adverse effect on us.

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year on December 31, 2010. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) rate has increased since then and, as of June 30, 2017, it was 10.81% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were 3.67% in 2014, 10.54% in 2015, and 7.18% in 2016. Cumulative inflation in the first six months of 2017, calculated by the same index, was 1.96%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2017, certain of our loans were subject to interest rate fluctuations such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

A deterioration in general economic and market conditions or in perceptions of risk in other countries, principally in emerging countries or the United States, may have a negative impact on the Brazilian economy and us.

Economic and market conditions in other countries, including United States and Latin American and other emerging market countries, may affect the Brazilian economy and the market for securities issued by Brazilian companies. Although economic conditions in these countries may differ significantly from those in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries could dampen investor enthusiasm for securities of Brazilian issuers or issuers with Brazilian operations, including ours, which could adversely affect the market price of our common shares. In the past, the adverse development of economic conditions in emerging markets resulted in a significant flow of funds out of the country and a decrease in the quantity of foreign capital invested in Brazil. Changes in the prices of securities of public companies, lack of available credit, reductions in spending, general slowdown of the global economy, exchange rate instability and inflationary pressure may adversely affect, directly or indirectly, the Brazilian economy and securities market. Global economic downturns and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. Global economic downturns reduce the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide.

In addition, the Brazilian economy is affected by international economic and market conditions generally, especially economic conditions in the United States. Share prices on B3 S.A. – Brasil, Bolsa, Balcão, or B3, for example, have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in the Brazilian capital markets, adversely affecting the price of our common shares.

Risks Relating to Countries Where We Operate

Our business is dependent on economic conditions in the countries where we operate or intend to operate.

We have made investments in farmland in Argentina, Brazil, Paraguay and Bolivia and we may possibly make investments in other countries in and outside Latin America, as Israel and United States, among others. Owing that demand for livestock and agricultural products is usually correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations are, to a considerable extent, dependent upon political and economic conditions prevailing from time to time in the countries where we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Certain countries have experienced severe economic crises, which may still have future effects. As a result, governments may not have the necessary financial resources to implement reforms and foster growth. Any of these adverse economic conditions could have a material adverse effect on our business.

We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in emerging markets.

In addition to Argentina and Brazil, we conduct or intend to conduct our operations in other Latin American countries such as, Paraguay and Bolivia, and other countries such as Israel, among others. Economic and political developments in the countries in which we operate, including future economic changes or crisis (such as inflation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls could adversely affect our business, financial condition and results of operations.

In particular, fluctuations in the economies of Argentina and Brazil and actions adopted by the governments of those countries have had and may continue to have a significant impact on companies operating in those countries, including us. Specifically, we have been affected and may continue to be affected by inflation, increased interest rates, fluctuations in the value of the Argentine Peso and Brazilian Real against foreign currencies, price and foreign exchange controls, regulatory policies, business and tax regulations and in general by the political, social and economic scenarios in Argentina and Brazil and in other countries that may affect Argentina and Brazil.

Although economic conditions in one country may differ significantly from another country, we cannot assure that events in one only country will not adversely affect our business or the market value of, or market for, our common shares and/or ADSs.

Governments in the countries where we operate or intend to operate exercise significant influence over their economies.

Emerging market governments, including governments in the countries where we operate, frequently intervene in the economies of their respective countries and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and prospects may be adversely affected by changes in government policies or regulations, including factors, such as:

●	exchange rates and exchange control policies;
●	inflation rates;
●	labor laws;
●	economic growth;
●	currency fluctuations;
●	monetary policy;
●	liquidity and solvency of the financial system;
●	limitations on ownership of rural land by foreigners;
●	developments in trade negotiations through the World Trade Organization or other international organizations;
●	environmental regulations;
●	restrictions on repatriation of investments and on the transfer of funds abroad;
●	expropriation or nationalization;
●	import/export restrictions or other laws and policies affecting foreign trade and investment;
●	price controls or price fixing regulations;
●	restrictions on land acquisition or use or agricultural commodity production
●	interest rates;
●	tariff and inflation control policies;
●	import duties on information technology equipment;
●	liquidity of domestic capital and lending markets;
●	electricity rationing;
●	tax policies;
●	armed conflict or war declaration; and
●	other political, social and economic developments, including political, social or economic instability, in or affecting the country where each business is based.

Uncertainty over whether governments will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty and heightened volatility in the securities markets, which may have a material and adverse effect on our business, results of operations and financial condition. In addition, an eventual reduction of foreign investment in any of the countries where we operate may have a negative impact on such country’s economy, affecting interest rates and the ability of companies to access financial markets.

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

The Argentine Peso depreciated 32.5% against the U.S. dollar in 2013, 31.2% in 2014, 52.1% in 2015 and 21.9% in 2016, based on the official exchange rates published by the Central Bank. In the past years, the Argentine government imposed restrictions on the purchase of foreign currency which measures gave rise to an unofficial market where the U.S. dollar traded at a different market value than reflected in the official Argentine Peso – U.S. Dollar exchange rate. Following national elections in Argentina in 2015, the newly elected Macri administration (the “Macri Administration”) changed the currency policy and lifted all of the restrictions on the purchase of foreign currency while at the same time officially depreciating the Argentine Peso, practically eliminating the gap between the official and unofficial exchange rates that coexisted during the previous years. We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real depreciated 15.3% against the U.S. dollar in 2013, 12.52% in 2014, 49.04% in 2015, and in 2016 the Real appreciated 16.54% against U.S. dollar.

The Israeli currency did not suffer important fluctuations during the last years. During fiscal year 2017, NIS appreciated against the U.S. dollar by approximately 9.6%, while during fiscal year 2016 that currency depreciated by 2.2%. Likewise, during fiscal year 2015, NIS depreciated by 10.0%, while during fiscal year 2014, the same currency suffered an appreciation of 1.2%.

Future fluctuations in the value of the local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be adversely affected.

In addition, we may be subject to exchange control regulations in these Latin American countries which might restrict our ability to convert local currencies into U.S. Dollars.

Inflation and certain government measures to curb inflation may have adverse effects on the economies of the countries where we operate or intend to operate our business and our operations.

In the past, high levels of inflation have adversely affected the economies and financial markets of some of the countries in which we operate, particularly Argentina and Brazil, and the ability of their governments to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. As part of these measures, governments have at times maintained a restrictive monetary policy and high interest rates that has limited the availability of credit and economic growth.

A portion of our operating costs in Argentina are denominated in Argentine Pesos, most of our operating costs in Brazil are denominated in Brazilian Reais and most of our operating costs in Israel are nominated in NIS. Inflation in Argentina, Brazil or Israel without a corresponding Peso, Real or NIS devaluation, could result in an increase in our operating costs without a commensurate increase in our revenues, which could adversely affect our financial condition and our ability to pay our foreign currency denominated obligations.

After several years of price stability in Argentina, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation decreased significantly and stabilized. However, in recent years, encouraged by the pace of economic growth, according to the Instituto Nacional de Estadisticas y Censos, or “INDEC” (Argentine Statistics and Census Agency), the consumer price index increased by 9.5% in 2011, 10.8% in 2012, and 10.9% in 2013; while the wholesale price index increased 10.3% in 2009, 14.6% in 2010, 12.7% in 2011, 13.1% in 2012, 14.7% in 2013 and 28.3% in 2014. The accuracy of the measurements of the INDEC has been questioned in the past, and the actual consumer price index and wholesale price index could be substantially higher than those indicated by the INDEC. See “—Risks Related to Argentina— There are concerns about the accuracy of Argentina’s official inflation statistics.”

In February 2014 the INDEC modified the methodology for the calculation of the consumer price index (“CPI”) and the gross domestic product. Under the new calculation methodology, the CPI increased by 23.9% in 2014 and 11.9% as of October 2015 (for the first nine months of 2015). However, opposition lawmakers reported an inflation rate of 38.5% and 27.5%, respectively. In December 2015, the Macri administration appointed a former director of a private consulting firm to manage the INDEC. The new director initially suspended the publication of any official data prepared by INDEC and implemented certain methodological reforms and adjusted certain indices based on those reforms. In January 25, 2016, INDEC published two alternative measures of the CPI for the year 2015, 29.6% and 31.6%, which were based on data from the City of Buenos Aires and the Province of San Luis. After implementing these methodological reforms in June 2016, the INDEC resumed its publication of the consumer price index. According to INDEC, Argentina´s rate of inflation for January, February, March, April, May, June, and July and August 2017 were 1.3%, 2.5%, 2.4% 2.6%, 1.3%, 1.2%, 1.7% and 1.4%, respectively.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, has had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.8% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.3% in 2010, inflation of 5.1% in 2011, inflation of 7.8% in 2012, inflation of 5.5% in 2013, inflation of 3.7% in 2014, inflation of 10.5% in 2015, and 7.2% accumulated in the year ended on December 31, 2016, as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy has changed in the last two years, when the Brazilian government decreased the interest rate by 525 basis points. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The SELIC interest rate in Brazil at year-end was 10.0% in 2013, 11.75% in 2014, 14.25% in 2015 as determined by the Comitê de Política Monetária, or COPOM. In the quarter ended on December 31, 2016, the SELIC was 13.75%.

Argentina and/or Brazil may experience high levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures may also weaken investor confidence in Argentina and/or Brazil, curtail our ability to access foreign financial markets and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on us. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If the countries in which we operate experience high levels of inflation in the future and price controls are imposed, we may not be able to adjust the rates we charge our customers to fully offset the impact of inflation on our cost structures, which could adversely affect our results of operations or financial condition.

Depreciation of the Peso or the Real relative to the U.S. Dollar or the Euro may also create additional inflationary pressures in Argentina or Brazil that may negatively affect us. Depreciation generally curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation also reduces the U.S. Dollar or Euro value of dividends and other distributions on our common shares and the U.S. Dollar or Euro equivalent of the market price of our common shares. Any of the foregoing might adversely affect our business, operating results, and cash flow, as well as the market price of our common shares.

Conversely, in the short term, a significant increase in the value of the Peso or the Real against the U.S. Dollar would adversely affect the respective Argentine and/or Brazilian government’s income from exports. This could have a negative effect on GDP growth and employment and could also reduce the public sector’s revenues in those countries by reducing tax collection in real terms, as a portion of public sector revenues are derived from the collection of export taxes.

Developments in other markets may affect the Latin American countries where we operate or intend to operate, and as a result our financial condition and results of operations may be adversely affected.

The market value of securities of companies such as us may be, to varying degrees, affected by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including latin american countries. Various Latin American economies have been adversely impacted by the political and economic events thatoccurred in several emerging economies in recent times. Furthermore, Latin American economies may be affected by events in developed economies which are trading partners or that impact the global economy and adversely affect our activities and the results of our operations.

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

We have a broad and opportunistic business strategy therefore we may invest in countries other than Argentina, Brazil and Israel including countries in other emerging markets outside Latin America (e.g., Africa). As a result, it is not possible at this time to identify all risk factors that may affect our future operations and the value of our common shares and ADSs.

Disruption of transportation and logistics services or insufficient investment in public infrastructure could adversely affect our operating results.

One of the principal disadvantages of the agricultural sector in the countries in which we operate is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of agriculture as a whole in the countries in which we operate and of our operations in particular. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantial portion of agricultural production in the countries in which we operate is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Our dependence on truck transportation may affect our position as a low-cost producer so that our ability to compete in the world markets may be impaired.

Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis, if at all. Any delay or failure in developing infrastructure systems could reduce the demand for our products, impede our products’ delivery or impose additional costs on us. We currently outsource the transportation and logistics services necessary to operate our business. Any disruption in these services could result in supply problems at our farms and processing facilities and impair our ability to deliver our products to our customers in a timely manner.

Risks Relating to Our Business

Fluctuation in market prices for our agriculture products could adversely affect our financial condition and results of operations.

Prices for cereals, oilseeds and by-products, like those of other commodities, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agriculture products depend on many factors beyond our control, including:

●	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;
●
changes in the agricultural subsidy levels in certain important countries (mainly the United States and countries in the European Union) and the adoption of other government policies affecting industry market conditions and prices;

●
changes to trade barriers of certain important consumer markets (including China, India, the U.S. and the E.U.) and the adoption of other governmental policies affecting industry market conditions and prices;

●	changes in government policies for biofuels;
●	world inventory levels, i.e., the supply of commodities carried over from year to year;
●	climatic conditions and natural disasters in areas where agricultural products are cultivated;
●	the production capacity of our competitors; and
●	demand for and supply of competing commodities and substitutes.

Our financial condition and results of operations could be materially and adversely affected if the prices of our agricultural products decline.

Unpredictable weather conditions, pest infestations and diseases may have an adverse impact on our crop yields and cattle production.

The occurrence of severe adverse weather conditions, especially droughts, hail, or floods, is unpredictable and may have a potentially devastating impact upon our crop production and, to a lesser extent, our cattle and wool production, and may otherwise adversely affect the supply and price of the agricultural commodities that we sell and use in our business. The occurrence of severe adverse weather conditions may reduce yields on our farmlands or require us to increase our level of investment to maintain yields. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of pest and insects that may adversely impact our agricultural production.

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

The occurrence and effects of disease and plagues can be unpredictable and devastating to agricultural products, potentially rendering all or a substantial portion of the affected harvests unsuitable for sale. Our agricultural products are also susceptible to fungus and bacteria that are associated with excessively moist conditions. Even when only a portion of the production is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs have been incurred. Although some diseases are treatable, the cost of treatment is high, and we cannot assure you that such events in the future will not adversely affect our operating results and financial condition. Furthermore, if we fail to control a given plague or disease and our production is threatened, we may be unable to supply our main customers, which could affect our results of operations and financial condition.

As a result, we cannot assure you that the current and future severe adverse weather conditions or pest infestations will not adversely affect our operating results and financial condition.

Our cattle are subject to diseases.

Diseases among our cattle herds, such as mastitis, tuberculosis, brucellosis and foot-and-mouth disease, can have an adverse effect on milk production and fattening, rendering cows unable to produce milk or meat for human consumption. Outbreaks of cattle diseases may also result in the closure of certain important markets, such as the United States, to our cattle products. Although we abide by national veterinary health guidelines, which include laboratory analyses and vaccination, to control diseases among the herds, especially foot-and-mouth disease, we cannot assure that future outbreaks of cattle diseases will not occur. A future outbreak of diseases among our cattle herds may adversely affect our cattle and milk sales which could adversely affect our operating results and financial condition.

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

In order to prevent inflation and variations in the exchange rate from adversely affecting prices of primary and manufactured products (including agricultural products), and to increase tax collections and reduce Argentina’s fiscal deficit, the Argentine government has imposed new taxes on exports. Pursuant to Resolution No. 11/02 of the Ministry of Economy and Production, as amended by Resolution No. 35/02, No. 160/2002, No. 307/2002 and No. 530/2002, effective as of March 5, 2002, the Argentine government imposed a 20%, 10% and 5% export tax on primary and manufactured products. On November 12, 2005, pursuant to Resolution No. 653/2005, the Ministry of Economy and Production increased the tax on cattle exports from 5% to 10%, and on January 2007 increased the tax on soybean exports from 23.5% to 27.5%. Pursuant to Resolutions No. 368/07 and No. 369/07 both dated November 12, 2007, theMinistry of Economy and Production further increased the tax on soybean exports from 27.5% to 35.0% and also the tax on wheat and corn exports from 20.0% to 28.0% and from 20.0% to 25.0%, respectively. In early March 2008, the Argentine government introduced a regime of sliding –scale export tariffs for oilseed, grains and by-products, where the withholding rate (in percentage) would increase to the same extent as the crops’ price. Therefore, it imposed an average tax for soybean exports of 46%, compared to the previous fixed rate of 35%. In addition, the tax on exports of wheat was increased, from a fixed rate of 28% to an average variable rate of 38%, and the tax on exports of corn changed from a fixed rate of 25% to an average variable rate of 36%.

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

In December 2015, the government of Mauricio Macri announced the reduction of 35 to 30% of export duties on soybean and the removing of all of the export duties for the rest of the products. To the date, the Argentine government is analyzing the possibility of reducing again the tax for soybean exports. In addition, Decree 1343/17 implemented a monthly reduction of 0.5% of the export duty in force on soybean, wheat and soybean oil from January 2018 to December 2019 inclusive.

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

Our production is, in general, subject to different risks and hazards, including adverse weather conditions, fires, diseases, pest infestations and other natural phenomena. We store a significant portion of our grain production during harvest due to the seasonal drop in prices that normally occurs at that time. Currently, we store a significant portion of our grain production in plastic silos. We do not maintain insurance on our plastic silos. Although our plastic silos are placed in several different locations, and it is unlikely that a natural disaster affects all of them simultaneously, a fire or other natural disaster which damages the stored grain, particularly if such event occurs shortly after harvesting, could have an adverse effect on our operating results and financial condition.

Worldwide competition in the markets for our products could adversely affect our business and results of operations.

We experience substantial worldwide competition in each of our markets in which we operate, and in many of our product lines. The market for cereals, oil seeds and by-products is highly competitive and also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, any of which may significantly affect the selling prices of our products and thereby our profitability. Argentina is more competitive in the oilseed market than in the market for cereals. Due to the fact that many of our products are agricultural commodities, they compete in the international markets almost exclusively on the basis of price. The market for commodities is highly fragmented. Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from other producers is a barrier to expanding our sales in the domestic/foreign market. Many other producers of these products are larger than us, and have greater financial and other resources. Moreover, many otherproducers receive subsidies from their respective countries while we do not receive any such subsidies from the Argentine government. These subsidies may allow producers from other countries to produce at lower costs than us and/or endure periods of low prices and operating losses for longer periods than we can. Any increased competitive pressure with respect to our products could materially and adversely affect our financial condition and results of operations.

Social movements may affect the use of our agricultural properties or cause damage to them.

Social movements, such as the Landless Rural Workers’ Movement (Movimento dos Trabalhadores Rurais Sem Terra) and the Pastoral Land Commission (Comissão Pastoral da Terra) are active in Brazil and advocate land reform and property redistribution by the Brazilian government. Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements and, in certain regions, including those where we currently invest, remedies such as police protection or eviction procedures are inadequate or non-existent. As a result, we cannot assure you that our agricultural properties will not be subject to invasion or occupation by any social movement. Any invasion or occupation may materially impair the use of our lands and adversely affect our business, financial condition, and results of operations.

If we are unable to maintain our relationships with our customers, particularly with the single customer who purchases our entire raw milk production each month, our business may be adversely affected.

Our cattle sales are diversified but we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales. During the fiscal year 2017, we sold our products to approximately 500 customers. Sales of agricultural products to our ten largest customers represented approximately 45% to 50 % of our net agricultural sales for the fiscal year ended June 30, 2017. Of these customers, our most important customers were Cargill S.A.C.I., Granos Olavarria, Bunge Alimentos S. A. and Amaggi & LD Commodities S.A.

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

A substantial portion of our assets is farmland that is highly illiquid.

We have been successful in partially rotating and monetizing a portion of our investments in farmland. Ownership of a significant portion of the land we operate is a key part of our business model. However, agricultural real estate is generally an illiquid asset. Moreover, the adoption of laws and regulations that impose limitations on ownership of rural land by foreigners in the jurisdictions in which we operate may also limit the liquidity of our farmland holdings. See “—Risks Related to Argentina— The Rural Land Law and its application.” As a result, it is unlikely that we will be able to adjust our owned agricultural real estate portfolio promptly in response to changes in economic, business or regulatory conditions. Illiquidity in local market conditions may adversely affect our ability to complete dispositions, to receive proceeds generated from any such sales or to repatriate any such proceeds.

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

We consolidated our financial statements with our subsidiary Brasilagro. Brasilagro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. Brasilagro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). Brasilagro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. Brasilagro’s business strategy may not be successful, and if not successful, Brasilagro may be unable to successfully modify its strategy. Brasilagro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in Brasilagro, this would likely materially and adversely affect our business. As of June 30, 2017, we owned 42.44% of the outstanding common shares of Brasilagro.

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

As of June 30, 2017, we owned land reserves extending over more than 360,386 hectares that were purchased at very attractive prices. In addition, we have a concession over 108,095 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

Increased energy prices and fuel shortages could adversely affect our operations.

We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. We rely upon third parties for our supply of the energy resources consumed in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, dueto, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect our results of operations and financial condition.

Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. Also, the Macri administration in Argentina has declared a state of emergency with respect to the national energysystem until December 31, 2017. The state of emergency will allow the Macri administration to take any action to ensure the supply of energy. A revision to the current subsidy policies has also been announced by the Macri administration. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.

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

Under Section 3(a)(3) of the Investment Company Act of 1940, as amended (“Investment Company Act”), an investment company is defined in relevant part to include any company that owns or proposes to acquire investment securities that have a value exceeding 40% of such company’s unconsolidated total assets (exclusive of U.S. government securities and cash items). Investments in minority interests of related entities as well as majority interests in consolidated subsidiaries which themselves are investment companies are included within the definition of “investment securities” for purposes of the 40% limit under the Investment Company Act.

Companies that are investment companies within the meaning of the Investment Company Act, and that do not qualify for an exemption from the provisions, are required to register with the SEC and are subject to substantial regulations with respect to capital structure, operations, transactions with affiliates and other matters. In the event such companies do not register under the Investment Company Act, they may not, among other things, conduct public offerings of their securities in the United States or engage in interstate commerce in the United States. Moreover, even if we desired to register with the SEC as an investment company, we could not do so without an order of the Commission because we are a non-U.S. corporation, and it is unlikely that the SEC would issue such an order.

In recent years we made a significant investment in the capital stock of IRSA. As of June 30, 2017, we owned approximately 63.38% of IRSA’s outstanding shares. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The U.S. capital markets have historically been an important source of funding for us, and our ability to obtain financing in the future may be adversely affected by a lack of access to the U.S. markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

●
market volatility, higher than those typically associated with U.S. government and corporate securities; and

●
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

Risks relating to our investment in IRSA Inversiones y Representaciones S.A. (“IRSA”.)

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

IRSA is subject to risks inherent to the operation of shopping malls that may affect its profitability.

IRSA’s shopping malls are subject to various factors that affect their development, administration and profitability, including:

●
decline in IRSA’s lease prices or increases in levels of default by its tenants due to economic conditions, increases in interest rates and other factors out of its control;

●
the accessibility and the attractiveness of the area where the shopping mall is located;

●
the intrinsic attractiveness of the shopping mall;

●
the flow of people and the level of sales of each shopping mall rental unit;

●
the increasing competition from internet sales;

●
the amount of rent collected from each shopping mall rental unit;

●
changes in consumer demand and availability of consumer credit (considering the limits impose by the Central Bank to interest rates charged by financial institutions), both of which are highly sensitive to general macroeconomic conditions; and

●
fluctuations in occupancy levels in the shopping malls.

An increase in IRSA’s operating costs, caused by inflation or by other factors, could have a material adverse effect on IRSA if its tenants are unable to pay higher rent as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. All of the shopping malls and commercial properties, under Operations Center in Argentina, are located in Argentina, and, as a consequence, their business is vulnerable to recession and economic downturns in Argentina. For example, during the economic crisis in Argentina that began in 2001, consumer spending decreased significantly, and higher unemployment, political instability and high rates of inflation significantly reduced consumer spending and resulted in lower sales that led some tenants to shutdown. Persistently poor economic conditions in Argentina in the future could result in a decline in discretionary consumer spending which will likely have a material adverse effect on the revenues from shopping mall activity and thus on IRSA’s business.

IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on IRSA’s results of operations and financial condition.

For the fiscal year ended June 30, 2017, 80% of IRSA’s sales from leases and services provided by the Shopping Malls segment were derived from shopping malls located in the City of Buenos Aires and the Greater Buenos Aires area. In addition, all of IRSA’s office buildings are located in the City of Buenos Aires and a substantial portion of IRSA’s revenues in Argentina are derived from such properties. Although IRSA owns properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires area, the Company expects to continue to depend to a large extent on economic conditions affecting those areas. Consequently, an economic downturn in those areas could have a material adverse effect on IRSA’s financial condition and results of operations by reducing its rental income and adversely affect its ability to meet its debt obligations and fund its operations.

IRSA’s performance is subject to risks associated with its properties and with the real estate industry.

IRSA’s operating performance and the value of its real estate assets are subject to the risk that the properties may not be able to generate sufficient revenues to meet its operating expenses, including debt service and capital expenditures, IRSA’s cash flow and ability to service its debt and to cover other expenses may be adversely affected.

Events or conditions beyond the Company’s control that may adversely affect its operations or the value of its properties include:

●
downturns in the national, regional and local economic climate;

●
volatility and decline in discretionary spending;

●
competition from other shopping malls and office, and commercial buildings;

●
local real estate market conditions, such as oversupply or reduction in demand for retail, office, or other commercial space;

●
decreases in consumption levels;

●
changes in interest rates and availability of financing;

●
the exercise by our tenants of their legal right to early termination of their leases;

●
vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

●
increased operating costs, including insurance expense, salary increases, utilities, real estate taxes, state and local taxes and heightened security costs;

●
civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

●
significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs;

●
declines in the financial condition of our tenants and our ability to collect rents from our tenants;

●
changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;

●
changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation, confiscation or revocation of concessions; and

●
judicial interpretation of the New Civil and Commercial Code (in force since August 1, 2015) which may be adverse to our interests.

If any one or more of the foregoing conditions were to affect IRSA’s business, it could have a material adverse effect on its financial condition and results of operations could be materially adversely affected.

An adverse economic environment for real estate companies such as a credit crisis may adversely impact IRSA’s results of operations and business prospects significantly.

The success of IRSA’s business and profitability of its operations depend on continued investment in real estate and access to capital and debt financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain the Company’s growth. As part of IRSA’s strategy, the Company intends to increase its properties portfolio through strategic acquisitions of core properties at favorable prices, where IRSA believes it can bring the necessary expertise to enhance property values. In order to pursue acquisitions, IRSA may need access to equity capital and/or debt financing. Any disruptions in the financial markets may adversely impact IRSA’s ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. IRSA’s ability to make scheduled payments or to refinance its existing debt obligations depends on its operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets remains or arises in the future, there can be no assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

The loss of tenants could adversely affect the operating revenues and value of IRSA’s properties.

Although no single tenant represents more than 3% of IRSA’s revenues, if a significant number of tenants at IRSA’s retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if the Company failed to retain them, its business could be adversely affected. Further, IRSA’s shopping malls typically have a significant “anchor” tenant, such as well-known department stores that generate consumer traffic at each mall. A decision by such tenants to cease operations at any shopping mall or office building, as applicable, could have a material adverse effect on IRSA’s financial condition and the results of its operations. In addition, the closing of one or more stores with high consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent relief and/or close their stores or otherwise adversely affect the occupancy rate at the property. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if IRSA is not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

IRSA may face risks associated with property acquisitions.

IRSA has in the past acquired, and intends to acquire in the future, properties, including large properties that would increase the size of the Company and potentially alter its capital structure. Although IRSA believes that the acquisitions that have been completed in the past and that are expected to be undertaken in the future have, and will, enhance IRSA’s future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

●
IRSA may not be able to obtain financing for acquisitions on favorable terms;

●
acquired properties may fail to perform as expected;

●
the actual costs of repositioning or redeveloping acquired properties may be higher than IRSA’s estimates; and

●
acquired properties may be located in new markets where IRSA may have limited knowledge and understanding of the local economy, absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures.

If IRSA acquires new properties, it may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into its organization and to manage new properties in a way that allows the Company to realize cost savings and synergies, which could impair its results of operations.

IRSA’s future acquisitions may not be profitable.

IRSA seek to acquire additional properties to the extent that it manages to acquire them on favorable terms and conditions and they meet IRSA’s investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

●
IRSA’s estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;
●
Aquired properties may fail to achieve, within the time frames the Company projects, the occupancy or rental rates it expects to achieve at the time it makes the decision to acquire, which may result in the properties’ failure to achieve the proyected returns;
●
IRSA’s pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase its total acquisition costs; and
●
IRSA’s investigation of a property or building prior to its acquisition, and any representations the Company may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase IRSA’s acquisition cost.

If IRSA acquires a business, the Company will be required to merge and integrate the operations, personnel, accounting and information systems of such acquired business. In addition, acquisitions of or investments in companies may cause disruptions in IRSA’s operations and divert management’s attention away from day-to-day operations, which could impair its relationships with its current tenants and employees.

Properties IRSA acquires may subject the Company to unknown liabilities.

Properties that IRSA acquires may be subject to unknown liabilities and IRSA generally would have no recourse, or only limited recourse to the former owners of the properties in respect thereof. Thus, if a liability were asserted against IRSA based on ownership of an acquired property, the Company may be required to pay significant sums to settle it, which could adversely affect its financial results and cash flow. Unknown liabilities relating to acquired properties could include:

●
liabilities for clean-up of undisclosed environmental contamination;

●
law reforms and governmental regulations (such as those governing usage, zoning and real property taxes); and

●
liabilities incurred in the ordinary course of business.

IRSA’s dependence on rental income may adversely affect its ability to meet its debt obligations.

A substantial part of IRSA’s income is derived from rental income from real property. As a result, its performance depends on its ability to collect rent from tenants. IRSA’s income and funds for distribution would be negatively affected if a significant number of its tenants:

●
delay lease commencements;

●
decline to extend or renew leases upon expiration;

●
fail to make rental payments when due; or

●
close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of related rental income. In addition IRSA cannot assure you that any tenant whose lease expires will renew that lease or that IRSA will be able to re-lease space on economically advantageous terms or at all. The loss of rental revenues from a number of its tenants and its inability to replace such tenants may adversely affect IRSA’s profitability and its ability to meet debt service and other financial obligations.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of IRSA’s portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit IRSA’s ability to vary its portfolio in response to economic changes or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from an investment. If income from a property declines while the related expenses do not decline, IRSA’s business would be adversely affected. Further, if it becomes necessary or desirable for IRSA to dispose of one or more of its mortgaged properties, the Company may not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect IRSA’s business.

Some of the land IRSA has purchased is not zoned for development purposes, and IRSA may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

IRSA owns several plots of land which are not zoned for the type of projects it intends to develop. In addition, IRSA does not yet have the required land-use, building, occupancy and other required governmental permits and authorizations for these properties. IRSA cannot assure you that she will continue to be successful in its attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed or rejected. Moreover, IRSA may be affected by building moratorium and anti-growth legislation. If IRSA is unable to obtain all of the governmental permits and authorizations needed to develop its present and future projects as planned, the Company may be forced to make unwanted modifications to such projects or abandon them altogether.

IRSA’s ability to grow will be limited if the Company cannot obtain additional financing.

IRSA must maintain liquidity to fund its working capital, service its outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, the Company could be forced to curtail its operations or IRSA may not be able to pursue new business opportunities.

IRSA’s growth strategy is focused on the development and redevelopment of properties already owned and the acquisition and development of additional properties. As a result, IRSA is likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. IRSA cannot assure you that additional financing, refinancing or other capital will be available in the amounts required or on favorable terms. IRSA’s access to debt or equity capital markets depends on a number of factors, including the market’s perception of risk in Argentine, of IRSA’s growth potential, its ability to pay dividends, its financial condition, its credit rating and its current and potential future earnings. Depending on these factors, IRSA could experience delays or difficulties in implementing its growth strategy on satisfactory terms or at all.

The capital and credit markets have been experiencing extreme volatility and disruption since the last credit crisis. If IRSA’s current resources do not satisfy its liquidity requirements, IRSA may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and IRSA’s credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of risk in Argentine, of the Company or the industry generally. IRSA may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

Disease outbreaks or other public health concerns could reduce traffic in IRSA’s shopping malls.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments enacted regulations limiting the operation of schools, cinemas and shopping malls. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping malls, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-à-vis shopping centers and malls. Similarly, the current zika virus pandemic may result in similar courses and outcomes. IRSA cannot assure you that a new disease outbreak or health hazard (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists activity. The ocurrence of such a scenario could adversely affect IRSA’s businesses and its results of operations.

Adverse incidents that occur in IRSA’s shopping malls may result in damage to its image and a decrease in the number of customers.

Given that shopping malls are open to the public, with ample circulation of people, accidents, theft, robbery and other incidents may occur in IRSA’s facilities, regardless of the preventative measures the Company adopts. In the event such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer and less violent, which may cause a reduction in the sales volume and operating income of IRSA’s shopping malls.

Argentine Law governing leases imposes restrictions that limit IRSA’s flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

●
a prohibition on including automatic price adjustment clauses based on inflation increases in lease agreements; and

●
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

As a result of the foregoing, IRSA is exposed to the risk of increases of inflation under its leases, and the exercise of rescission rights by its tenants could materially and adversely affect its business. IRSA cannot assure you that its tenants will not exercise such right, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

In addition, on October 1, 2014, the Argentine Congress adopted a new Civil and Commercial Code which is in force since August 1, 2015. The Civil and Commercial Code requires that lease agreements provide for a minimum term of two years, and a maximum term of 20 years for residential leases and of 50 years for non-residential leases. Furthermore, the Civil and Commercial Code modifies the regime applicable to contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the prior legal framework, pursuant to which debtors could only discharge their foreign currency payment obligations by making payment in that currency. Although certain judicial decisions have held that this feature of the regulation can be set aside by the parties to an agreement, it is still too early to determine whether or not this is legally enforceable. Moreover, and regarding the new provisions for leases, there are no judicial decisions on the scope of this amendment and, in particular, in connection with the ability of the parties to any contract to set aside the new provision and enforce such agreements before an Argentine court.

IRSA may be liable for some defects in its buildings.

According to the Civil and Commercial Code, real estate developers (i.e., any person who sells real estate built by either themselves or by a third party contractor), builders, technical project managers and architects are liable in case of property damage—damages that compromise the structural integrity of the structure and/or defects that render the building no longer useful—for a period of three years from the date of possession of the property, including latent defects, even when those defects did not cause significant property damage.

In IRSA’s real estate developments, the Company usually acts as developer and seller while construction is carried out by third-party contractors. Absent a specific claim, IRSA cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and IRSA has not recorded provisions associated with them in its financial statements. If IRSA was required to remedy any defects on completed works, its financial condition and results of operations could be adversely affected.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits an executive proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming. Historically, the heavy workloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction.

Historically, IRSA has sought to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material and adverse effect on IRSA’s financial condition and results of operation.

IRSA is subject to risks inherent to the operation of office buildings that may affect its profitability.

Office buildings are subject to various factors that affect their development, administration and profitability, including:

●
a decrease in demand for office space;

●
a deterioration in the financial condition of our tenants may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

●
difficulties or delays renewing leases or re-leasing space;

●
decreases in rents as a result of oversupply, particularly of newer buildings;

●
competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from IRSA’s tenants; and

●
maintenance, repair and renovation costs incurred to maintain the competitiveness of IRSA’s office buildings.

If IRSA is unable to adequately address these factors, any one of them could adversely impact its business, which would have an adverse effect on IRSA’s financial condition and results of operations.

IRSA’s investment in property development and management activities may be less profitable than the Company anticipates.

IRSA is engaged in the development and management of shopping malls, office buildings and other rental properties, frequently through third-party contractors. Risks associated with IRSA’s development and management activities include the following, among others:

●
abandonment of development opportunities and renovation proposals;

●
construction costs of a project may exceed the original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;

●
occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on IRSA’s investment;

●
pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

●
the unavailability of favorable financing alternatives in the private and public debt markets;

●
aggregate sale prices of residential units may be insufficient to cover development costs;

●
construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs;

●
failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

●
significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

●
construction may not be completed on schedule because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods), resulting in increased debt service expense and construction costs;

●
general changes in IRSA’s tenants’ demand for rental properties; and

●
IRSA may incur in capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions.

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

While IRSA’s policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, the Company is nevertheless subject to risks associated with the construction of properties, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of its control, as well as financing costs that, may exceed original estimates, possibly making the associated investment unprofitable. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm IRSA’s operating results.

Greater than expected increases in construction costs could adversely affect the profitability of IRSA’s new developments.

IRSA’s business activities include real estate developments. One of the main risks related to this activity corresponds to increases in constructions costs, which may be driven by higher demand and new development projects in the shopping malls and buildings sectors. Increases higher than those included in the original budget may result in lower profitability than expected.

IRSA faces significant competitive pressure.

IRSA’s real estate activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors. Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with IRSA in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business and shopping mall business in Argentina, further increasing this competition. To the extent that one or more of IRSA’s competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, IRSA’s business could be materially and adversely affected. If the Company is not able to respond to such pressures as promptly as its competitors, or the level of competition increases, IRSA’s financial condition and results of operations could be adversely affected.

Substantially all of IRSA’s shopping malls and commercial offices are located in Argentina. There are other shopping malls and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect on IRSA’s ability to lease retail space in its shopping malls or sell units in its residential complexes and on the amount of rent or the sale price that IRSA is able to charge. IRSA cannot assure you that other shopping mall operators, including international shopping mall operators, will not invest in Argentina in the near future. If additional companies become active in the Argentine shopping mall market in the future, such competition could have a material adverse effect on IRSA’s results of operations.

Substantially all of IRSA’s offices and other non-shopping mall rental properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where IRSA’s properties are located. This is a highly fragmented market, and the abundance of comparable properties in its vicinity may adversely affect IRSA’s ability to rent or sell office space and other real estate and may affect the sale and lease price of IRSA’s premises. In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with IRSA for business opportunities.

Some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

IRSA currently carries insurance policies that cover potential risks such as civil liability, fire, loss profit, floods, including extended coverage and losses from leases on all of its properties. Although IRSA believes the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in the national market. Should an insured loss or a loss in excess of insured limits occur, IRSA could lose all ora portion of the capital it has invested in a property, as well as the anticipated future revenue from the property. In such an event, IRSA might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. IRSA cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of IRSA’s properties were to experience a catastrophic loss, it could seriously disrupt its operations, delay revenue and result in large expenses to repair or rebuild the property. If any of IRSA’s key employees were to die or become incapacitated, the Company could experience losses caused by a disruption in its operations which will not be covered by insurance, and this could have a material adverse effect on IRSA’s financial condition and results of operations.

In addition, IRSA cannot assure you that the Company will be able to renew its insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive.

An uninsured loss or a loss that exceeds policies on IRSA’s properties could subject the Company to lost capital or revenue on those properties.

Under the terms and conditions of the leases currently in force on IRSA’s properties, tenants are required to indemnify and hold the Company harmless from liabilities resulting from injury to persons, or property, on or off the premises, due to activities conducted on the properties, except for claims arising from IRSA’s negligence or intentional misconduct or that of IRSA’s agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. In addition, IRSA cannot enssure you that its tenants will properly maintain their insurance policies or have the ability to pay the deductibles.

Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, IRSA could lose all or part of its capital invested in, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on IRSA’s operating results and financial condition.

Demand for IRSA’s premium properties may not be sufficient.

IRSA is focused on development projects that cater to affluent individuals and has entered into property barter agreements pursuant to which IRSA contributes the undeveloped properties to ventures with developers who will deliver the Company units at premium locations. At the time the developers return these properties to IRSA, demand for premium residential units could be significantly lower. In such case, IRSA would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on its financial condition and results of operations.

IRSA’s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due.

IRSA had, and expects to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2017, its consolidated financial debt amounted to Ps.129,415 million (including IDBD’s debt outstanding as of that date plus accrued and unpaid interest on such indebtedness and deferred financing costs). IRSA cannot assure you that the Company will have sufficient cash flows and adequate financial capacity in the future. While the commitments and other covenants applicable to IDBD’s debt obligations do not apply IRSA since such debt has no recourse to IRSA and it is not guaranteed by IRSA’s assets, these covenants and restrictions may impair or restrict IRSA’s ability to operate IDBD and implement its business strategy.

The fact that IRSA is highly leveraged may affect its ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact IRSA’s ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require the Company to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. IRSA’s leverage could also affect its competitiveness and limit its ability to changes in market conditions, changes in the real estate industry and economic downturns.

IRSA may not be able to generate sufficient cash flows from operations to satisfy its debt service requirements or to obtain future financing. If IRSA cannot satisfy its debt service requirements or if IRSA defaults on any financial or other covenants in its debt arrangements, the lenders and/or holders of IRSA’s debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. IRSA’s ability to service debt obligations or to refinance them will depend upon its future financial and operating performance, which will, in part, be subject to factors beyond its control such as macroeconomic conditions and regulatory changes in Argentina. If IRSA cannot obtain future financing, the Company may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect its ability to generate cash flows and repay its obligations as they become due.

The recurrence of a credit crisis could have a negative impact on IRSA’s major customers, which in turn could materially adversely affect the Company’s results of operations and liquidity.

The global credit crisis that began in 2008 had a significant negative impact on businesses around the world. The impact of a future credit crisis on IRSA’s major tenants cannot be predicted and may be quite severe. A disruption in the ability of IRSA’s significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of their products and the inability or failure on their part to meet their payment obligations to IRSA, any of which could have a material adverse effect on the Company’s results of operations and liquidity.

IRSA is subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which IRSA’s hotels operate is highly competitive. The operational success of IRSA’s hotels is highly dependent on IRSA’s ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. IRSA’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition, the profitability of IRSA’s hotels depends on:

●
IRSA’s ability to form successful relationships with international and local operators to run its hotels;

●
changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the A H1N1 and zika viruses, a potential ebola outbreak, among others, or weather phenomena’s or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

●
affluence of tourists, which can be affected by a slowdown in global economy; and

●
taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

The shift of consumers to purchasing goods over the Internet, where barriers to entry are low, may negatively affect sales at IRSA’s shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. IRSA believes that its target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at IRSA’s properties face increasing competition from online sales and this could cause the termination or non renewal of their lease agreements or a reduction in their gross sales, affecting IRSA’s Percentage Rent (as defined below) based revenue. If e-commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on IRSA’s shopping malls could be materially diminished, having a material adverse effect on the Companys financial condition, results of operations and business prospects.

IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.

IRSA’s activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection, antitrust and other requirements, all of which affect IRSA’s ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. IRSA is required to obtain licenses and authorizations with different governmental authorities in order to carry out its projects. Maintaining IRSA’s licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, IRSA may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

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

Labor relations may negatively impact IRSA.

As of June 30, 2017, 47.8% of IRSA’s workforce was represented by unions under two separate collective bargaining agreements. Although IRSA currently enjoys good relations with its employees and their unions, IRSA cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect IRSA.

IRSA’s results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect IRSA’s business, results of operations and financial condition.

During the fiscal years ended on June 30, 2017 and 2016, IRSA had unrealized fair value gains on investment properties. Although the upward revaluation adjustments reflect unrealized capital gains on IRSA’s investment properties during the relevant periods, the adjustments were not actual cash flow or profit generated from the sales or rental of IRSA’s investment properties. Unless such investment properties are disposed of at similarly revalued amounts, IRSA will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and will be subject to market fluctuations in those markets.

IRSA cannot guarantee whether changes in market conditions will increase, maintain or decrease the fair value gains on its investment properties at historical levels or at all. In addition, the fair value of IRSA’s investment properties may materially differ from the amount IRSA receives from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of IRSA’s investment properties in the future or if IRSA’s investment properties are disposed of at significantly lower prices than their valuation or appraised value, IRSA’s business, results of operations and financial condition may be materially and adversely affected.

If the bankruptcy of Inversora Dársena Norte S.A. is extended to IRSA’s subsidiary Puerto Retiro, IRSA will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On April 18, 2000, Puerto Retiro S.A. (“Puerto Retiro”) was served notice of a filing made by the Argentine Government, through the Ministry of Defense, seeking to extend bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”) to the Company. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property purchased in 1993 from Tandanor. Indarsa had acquired 90% of the capital stock in Tandanor from the Argentine Government in 1991. Tandanor’s main business involved ship repairs performed in a 19-hectare property located in the vicinity of La Boca neighborhood and where the Syncrolift is installed. As Indarsa failed to comply with its payment obligation for acquisition of the shares of stock in Tandanor, the Ministry of Defense filed a bankruptcy petition against Indarsa, seeking to extend it to Puerto Retiro.

The evidentiary stage of the legal proceedings has concluded. IRSA lodged an appeal from the injunction order, and such order was confirmed by the Court of Appeals on December 14, 2000. The parties filed the arguments in due time and proper manner. After the case was set for judgment, the judge ordered the suspension of the judicial order requesting the case records for issuance of a decision based on the alleged existence of pre-judgmental status in relation to the criminal case against former officials of the Ministry of Defense and IRSA’s former executive officers, for which reason the case will not be adjudicated until a final judgment is entered in respect of the criminal case.

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

IRSA’s Management and external legal counsel believe that there are sufficient legal and technical arguments to consider that the petition for an extension of the bankruptcy will be dismissed by the court. However, in view of the particular features and progress of the case, this position cannot be held to be conclusive.

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

In July 2013, the answer to the civil action was filed, which contained a number of defenses. Tandanor requested the intervention of the Argentine Government as third party co-litigant in this case, which petition was granted by the Court. In March 2015, both the Argentine Government and the criminal complainant answered the asserted defenses. On July 12, 2016, Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal No. 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). IRSA filed an appeal with regard to the rejection of these two objections. But, on the other hand, the other two objections will be considered at sentencing by the court, which is an important step in order to obtain a favorable decision. As of the date hereof, no resolution has been issued in such regard. IRSA cannot assure you that the Company will be successful in getting this case dismissed.

Property ownership through joint ventures or minority participation may limit IRSA’s ability to act exclusively in its interest.

In some cases, IRSA develops and acquires properties through joint ventures with other persons or entities when the Company believes circumstances warrant the use of such structures. For example, IRSA currently owns 80% of Panamerican Mall S.A. (“PAMSA”), while another 20% is owned by Centro Comercial Panamericano S.A., and 50% of Quality Invest S.A. (“Quality Invest”). IRSA could engage in a dispute with one or more of its joint venture partners that might affect its ability to operate a jointly-owned property. Moreover, IRSA’s joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with IRSA’s objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, IRSA’s joint venture partners may have competing interests in IRSA’s markets that could create conflicts of interest. If the objectives of IRSA’s joint venture partners are inconsistent with IRSA’s own objectives, IRSA will not be able to act exclusively in its interest.

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

Dividends paid by IRSA’s subsidiaries are an important source of funds for IRSA as are other permitted payments from subsidiaries. The debt agreements of IRSA’s subsidiaries contain covenants restricting their ability to pay dividends or make other distributions. If IRSA’s subsidiaries are unable to make payments to IRSA, or are able to pay only limited amounts, IRSA may be unable to make payments on its indebtedness.

IRSA is dependent on its Board of Directors and its personnel.

IRSA’s success, to a significant extent, depends on the continued employment of Eduardo Sergio Elsztain and certain other members of its board of directors and senior management, who have significant expertise and knowledge of IRSA’s business and industry. The loss or interruption of their services for any reason could have a material adverse effect on IRSA’s business and results of operations. IRSA’s future success also depends in part upon IRSA’s ability to attract and retain other highly qualified personnel. IRSA cannot assure you that the Company will be successful in hiring or retaining qualified personnel, or that any of IRSA’s personnel will remain employed by the Company.

IRSA may face potential conflicts of interest relating to its principal shareholders.

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through us. As of June 30, 2017, such beneficial ownership consisted of: (i) 366,788,251 common shares held by us, and (ii) 900 common shares held directly by Mr. Elsztain. See “Item 7 – Major Shareholders and Related Party Transactions.” Conflicts of interest between our management, us and our affiliates may arise in the performance of the Company’s business activities. As of June 30, 2017, Mr. Elsztain beneficially owned (i) approximately 30.9% of our common shares and (ii) approximately 94.6% of the common shares of our subsidiary IRSA Commercial Properties (“IRSA CP”). Likewise, on October 27, 2017, IRSA reported that it has completed the sale in the secondary market of 2,560,000 ADSs of IRSA CP, which represent 8.1% of IRSA CP. For more information please see “Recent developments – Selling of IRSA CP’ ADSs.”  We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Due to the currency mismatches between IRSA’s assets and liabilities, IRSA has currency exposure.

As of June 30, 2017, the majority of IRSA’s liabilities in the Operations Center in Argentina, such as the Series II and VIII Notes issued by the IRSA, and the Series II and IV issued by IRSA CP, were denominated in U.S. dollars while IRSA’s revenues are mainly denominated in Pesos. This currency gap exposes IRSA to a risk of volatility in the rate of exchange between the Peso and the U.S. dollar, and IRSA’s financial results are adversely affected when the U.S. dollar appreciates against the Peso. Any depreciation of the Peso against the U.S. dollar correspondingly increases the nominal amount of IRSA’s debt in Pesos, which further adversely effects IRSA’s results of operation and financial condition and may increase the collection risk of IRSA’s leases and other receivables from its tenants, most of which generate Peso-denominated revenues.

Risks Related to our Investment in Banco Hipotecario

Risks Relating to the Argentine Financial System and Banco Hipotecario

Capital stock in Banco Hipotecario

As of June 30, 2017, IRSA owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario, which represented 0.7% of IRSA’s consolidated assets from its operations center in Argentina as of such date. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

The stability of the financial system depends upon the ability of financial institutions, including Banco Hpotecario, to maintain and increase the confidence of depositors.

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

If depositors once again withdraw their money from banks in the future, there may be a substantial negative impact on the manner in which financial institutions, including Banco Hipotecario, conduct their business, and on their ability to operate as financial intermediaries. Loss of confidence in the international financial markets may also adversely affect the confidence of Argentine depositors in local banks.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 10.3% in 2015 and 9.6% for the period of six months ended as June 30, 2017. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the government’s ability to foster sustainable long-term growth, generate fiscal revenues and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2017, such securities issued by the Central Bank represented approximately 27.6% of the total assets of the Argentine financial system. As of June 30, 2017, Banco Hipotecario’s total exposure to the public sector was Ps.3,122.1 million, which represented 6.3% of its assets as of that date, and the total exposure to securities issued by the Central Bank was Ps.3,306.8 million, which represented 6.3% of its total assets as of June 30, 2017.

The Consumer Protection Law may limit some of the rights afforded to Banco Hipotecario

Argentine Law N° 24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Hipotecario’s customers. The Consumer Protection Law was amended by Law N° 26,361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law N° 25,065 (as amended by Law N° 26,010 and Law N° 26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. Recent Central Bank regulations, such as Communication “A” 5388, also protect consumers of financial services.

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

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Central Bank and other regulatory authorities. The Central Bank may penalize Banco Hipotecario and its directors, members of the Executive Committee, and members of its Supervisory Committee, in the event of any breach the applicable regulation. Potential sanctions, for any breach on the applicable regulations may vary from administrative and/or disciplinary penalties to criminal sanctions. Similarly, the CNV, which authorizes securities offerings and regulates the capital markets in Argentina, has the authority to impose sanctions on us and Banco Hipotecario’s Board of Directors for breaches of corporate governance established in the capital markets laws and the CNV Rules. The Financial Information Unit (Unidad de Información Financiera, or “UIF” as per its acronym in Spanish) regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

IRSA cannot assure you whether such regulatory authorities will commence proceedings against Banco Hipotecario, its shareholders or directors, or its Supervisory Committee, or penalize Banco Hipotecario. This notwithstanding, and in addition to “Know Your Customer” compliance, Banco Hipotecario has implemented other policies and procedures to comply with its duties under currently applicable rules and regulations.

In addition to regulations specific to the banking industry, Banco Hipotecario is subject to a wide range of federal, provincial and municipal regulations and supervision generally applicable to businesses operating in Argentina, including laws and regulations pertaining to labor, social security, public health, consumer protection, the environment, competition and price controls. IRSA cannot assure that existing or future legislation and regulation will not require material expenditures by Banco Hipotecario or otherwise have a material adverse effect on Banco Hipotecario’s consolidated operations.

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

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. We cannot assure you that the laws and regulations currently governing the economy or the banking sector will remain unaltered in the future or that any such changes will not adversely affect Banco Hipotecario’s business, financial condition or results of operations and Banco Hipotecario’s ability to honor its debt obligations in foreign currency.

Several legislative bills to amend the Financial Institutions Law have been sent to the Argentine Congress. If the law currently in force were to be comprehensively modified, the financial system as a whole could be substantially and adversely affected. If any of these legislative bills were to be enacted or if the Financial Institutions Law were amended in any other way, the impact of the subsequent amendments to the regulations on the financial institutions in general, Banco Hipotecario’s business, its financial condition and the results of operations is uncertain.

Law N° 26,739 was enacted to amend the Central Bank’s charter, the principal aspects of which are: (i) to broaden the scope of the Central Bank’s mission (by establishing that such institution shall be responsible for financial stability and economic development while pursuing social equity); (ii) to change the obligation to maintain an equivalent ratio between the monetary base and the amount of international reserves; (iii) to establish that the board of directors of the institution will be the authority responsible for determining the level of reserves required to guarantee normal operation of the foreign exchange market based on changes in external accounts; and (iv) to empower the monetary authority to regulate and provide guidance on credit through the financial system institutions, so as to “promote long-term production investment.”

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

IRSA is not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank’s charter) will not result in significant costs to the Company, or will otherwise have an adverse effect on Banco Hipotecario’s operations.

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

Operations Center in Israel

Risks related to Israel

The implementation of the provision of the the Israeli Law to Promote Competition and Reduce Concentration may have implications on IDBD and its subsidiaries.

In December 2013, the official “Reshumot” published in Israel the Promotion of Competition and Reduction of Centralization Law, No. 5774-2013 (the “Reduced Centralization Act”) pursuant to which the use of being a pyramidal structures (or multiholding companies) for the control of “reporting entities” (principally entities whose securities are held by public shareholders) is limited to two layers of reporting entities, being the holding company the first layer not including a reporting entity that has no controlling shareholder.

On August 2017, Dolphin Netherlands B.V. (“Dolphin”) made a non-binding offer to purchase all the shares held by IDBD in Discount Investment Corporation Ltd. (“DIC”). On September 2017, IDBD announced that following the negotiations of DIC’s independent board committee such non-binder offer was accepted pursuant to which Dolphin bought all IDBD's interest in DIC at a price of NIS 16.6 per share (and in total of NIS 1.77 billion in respect of all the shares which will be sold) by means of a debenture that will be issued by the purchaser to IDBD, for the entire amount of the consideration for the shares.

The offer is subject to the parties’ executing the final agreement (which is subject to further negotiation) until November 16, 2017 as well as to the approval of the transaction by the companies’ corporate bodies and the fulfillment of additional conditional terms by December 10, 2017. No assurance may be given that the parties will execute or perform any binding agreement. This transaction could significantly extend over time or could fail to be consummated or be consummated under different terms, as it must be approved by IDBD’s corporate bodies and other entities, which could withhold their consent.

On September 20, 2017, complying with the Reduced Centralization Act in respect to the pyramid participation structure, Dolphin, a subsidiary of the Company, has executed a binding term sheet for the acquisition of the entire shares held by IDBD in DIC through a company that it is controlled by the Company, currently existing or to be incorporated in Israel. The term sheet has been approved by the independent directors committee created for the purposes of such transaction which has been participated in the negotiations, analyzed and assessed the term sheet. This term sheet shall continue in negotiations between the parties so as to define the terms and conditions of the definitive documents to be executed. The Audit Committee of the Company has issued an opinion without objections to make with respect to the referred transaction.

In December 2013, the official “Reshumot” published in Israel the Promotion of Competition and Reduction of Centralization Law, No. 5774-2013 (the “Reduced Centralization Act”) which limits the use of pyramidal structures (or multiholding companies) that control “reporting entities” (principally entities whose securities are held by public shareholders) such regulation limits to two layers of reporting entities, being the holding company the first layer without including a reporting entity that has no controlling shareholder. Pursuant to the terms of this law, we may have to sell or dispose certain subsidiaries.

Following the implementation of the Reduced Centralization Act, in August 2014, IDBD’s board of directors appointed an advisory committee to examine various alternatives to comply with the limitations set forth in the Reduced  Centralization Act. Since then, the Company and IDBD have been taking measures and steps towards streamlining their organization to comply with such requirements, including the appointment of independent directors and the divestment from certain subsidiaries. For more information, see “Item 4. Business Overview - General regulations applicable to our business in Israel - Reduced Centralization Act.” In case that a “layer” is not eliminated in IDBD and its subsidiaries by December 2017, the applicable authority in Israel may impose penalties on IDBD pursuant to the terms of the Reduced Centralization Act.

On August 2017, Dolphin Netherlands B.V. (“Dolphin”) made a non-binding offer to purchase all the shares held by IDBD in Discount Investment Corporation Ltd. (“DIC”). On September 20, 2017, complying with the Reduced Centralization Act in respect to the pyramid participation structure, Dolphin executed a binding term sheet for the acquisition of the entire shares held by IDBD in DIC. The term sheet has been approved by the independent directors committee created for the purposes of such transaction which has been participated in the negotiations, analyzed and assessed the term sheet. This term sheet shall continue in negotiations between the parties so as to define the terms and conditions of the definitive documents to be executed. The Audit Committee of the Company has issued an opinion without objections to make with respect to the referred transaction. On September 2017, IDBD announced that following the negotiations of DIC’s independent board committee such non-binder offer was accepted pursuant to which Dolphin bought all IDBD’s interest in DIC at a price of NIS 16.6 per share (and in total of NIS 1.77 billion in respect of all the shares which will be sold) by means of a debenture that will be issued by the purchaser to IDBD, for the entire amount of the consideration for the shares.

The offer is subject to the parties’ executing the final agreement (which is subject to further negotiation) until November 16, 2017 as well as to the approval of the transaction by the companies’ corporate bodies and the fulfillment of additional conditional terms by December 10, 2017. No assurance may be given that the parties will execute or perform any binding agreement. This transaction could significantly extend over time or could fail to be consummated or be consummated under different terms, as it must be approved by IDBD’s corporate bodies and other entities, which could withhold their consent.

The deterioration of the global economy and changes in capital markets in Israel and around the world may affect IDBD and its subsidiaries.

A recession or deterioration of capital markets around the world and in Israel (including volatility in securities prices, exchange rates and interest rates), whether those which affect the entire economy, or those which affect specific market branches, are affecting and may affect IDBD and its subsidiaries, inter alia, as follows:

●
Negative effects on the state of their business affairs (including the demand for products of the subsidiaries of IDBD);

●
Negative effects on the value of the marketable securities and on the value of non-marketable assets which are held by them;

●
Negative effects on their ability to generate profits or an increase in capital attributed to shareholders of the companies, and realization of their holdings;

●
Negative effects on their liquidity and equity;

●
Negative effects on their ability to perform issuances on stock exchanges, in Israel and abroad;

●
Negative effects on the financial ratios of those companies, in a manner which could impose difficulties on capital raisings and/or affect their terms, or harm the fulfillment of financial covenants, insofar as any have been determined, in connection with the provision of loans by financing entities, or require them to provide additional securities to financing entities, and even to repay the foregoing credit, or constitute grounds for demanding the realization of securities which were given to secure the foregoing credit;

●
Negative effects on their debt ratings, as given by rating entities and their debt repayment ability;

●
Negative effects on their ability to distribute dividends;

●
Negative effects on the need for recording of impairment and on the data reported in their financial statements, due to the accounting standards which apply to them; and

●
Difficulties imposed on the identification of financing sources and on the raising or refinancing of debt funds, if these are required by them in order to finance their operating activities and long term activities, as well as on the terms of financing from financial entities and from banks.

Certain subsidiries import or buy raw materials which are required for their activities, and therefore, their business results may also be affected by changes in the prices of raw materials around the world.

Changes in legislation, standardization and regulation may have an impact on IDBD operations.

In recent years, a trend of increased legislation, standardization and regulation has taken place, horizontally and in various operating segments in the Israeli economy. This trend has an effect, including a significant effect, on the operations of certain material subsidiaries of IDBD, on their financial results, and on the prices of their securities, as well as on the activities of IDBD.

Legislative amendments in various areas in Israel and abroad, such as legislation regarding concentration, promotion of competition and antitrust laws, tax laws, regulation over the communication market, supervision of insurance business operations, legislation in the field of encouragement of capital investments, companies and securities laws, laws pertaining to the supervision of prices of products and services, increased competition in the food market, consumer protection laws, environmental laws, planning and construction laws, etc., may have an effect on the business operations and results of IDBD and of its subsidiaries. Additionally, there may be such effects due to changes in the policy which is adopted by the various authorities by virtue of these laws.

Changes in the tariffs and in the policy regarding protection of local products may affect the results of some of the subsidiaries which are held by IDBD.

Some of the subsidiaries which are held by IDBD operate abroad, or have securities which are traded on foreign stock exchanges. Changes in legislation and in the regulatory policies of the relevant foreign countries, as well as the characteristics of the business environment in the country of operation, may affect the financial results and the business position of those companies.

Changes in IFRS or in the accounting principles which apply to IDBD and its subsidiaries may have an impact, and even a significant impact, on their financial results, on various lines (including capital attributable to shareholders and profit) reported in the financial statements of IDBD and its subsidiaries, on their fulfillment of financial covenants, insofar as any have been determined for them, on their fulfillment of the conditions of permits and licenses which were given to them, and on their ability to distribute dividends.

IDBD and its subsidiaries are exposed to financial risks.

IDBD and its subsidiaries are exposed to changes in interest rates and price indexes, and to changes in exchange rates which affect, directly or indirectly, their business results and the value of their assets and liabilities (due to the scope of their CPI-linked liabilities and due to their investments in real estate properties outside Israel). There is also an effect on capital attributable to shareholders of IDBD, with respect to the reserve for adjustments to capital due to the translation of financial statements of subsidiaries in foreign currency, primarily Real Estate Corporations in Las Vegas and foreign subsidiaries of PBC.

IDBD and its subsidiaries are exposed to risks associated with foreign operations.

IDBD and its subsidiaries operate in the real estate segment outside Israel, and primarily in the United States, both in the revenue-generating properties segment and in the residential construction segment. Material adverse changes in the state of the economy in a country in which such properties are located affect the ability to operate and realize such investments, and the receipt of financingunder reasonable conditions. A global economic crisis and a recession in the global economy may adversely affect the various markets in which IDBD and its subsidiaries operate, especially in the United States. The characteristics of the business environment outside Israel, including the local regulation, the purchasing power of consumers, the financing possibilities (under reasonable conditions, if at all), and the selection of entities (including local entities in Israel) which are engaged in the field on financing with whom the collaboration is done with, and these entities business status, may affect the possibilities for financing, their terms, and the success of the foreign operation, and accordingly, may have an adverse effect on their business operations and the results of operations of IDBD and its subsidiaries.

Some activities of IDBD and/or its subsidiaries may be restricted by the terms of certain government grants and benefits and/or budgetary policy.

Some of the subsidiaries of IDBD receive funds from government entities, such as grants for research and development activities, which are provided in accordance with the Encouragement of Industrial Research and Development Law, 5744-1984, and regulations enacted pursuant thereto, as well as grants and/or various tax benefits which are provided in accordance with the Encouragement of Capital Investments Law, which are granted under certain conditions. These conditions may restrict the activities of the companies which receive such funds. Non-compliance of such restrictions may lead to the imposition of various penalties on them, including financial and criminal sanctions. Additionally, a decrease or other changes in the budgets of the aforementioned government entities, in a manner which prevents or reduces the grants and/or benefits which the subsidiaries of IDBD may receive from them in the future, may adversely affect the operations and results of those companies.

Additionally, investments of foreign entities, and particularly in the technology and communication sectors, receive certain benefits derived from the encouragement of foreign investments by regulatory entities in Israel, including certain tax benefits. If the aforementioned benefits are stopped and/or restricted, the foregoing may negatively affect investments of foreign entities in subsidiaries which are held by IDBD may cause them to loose such benefits which, may negatively affect their business results,which may adversely affect the business results of IDBD, or the marketability of their securities.

Regional conflict may affect IDBD or its subsidiary’s activities, especially Cellcom (“Cellcom”) activities.

The activities of Cellcom and its network are located in Israel, as are some of its suppliers. A significant part of Cellcom’s communication network, as well as a significant part of Cellcom’s information systems, are located within the range of missile attacks launched from the Gaza Strip and Lebanon. Any damage caused to the communication network and/or to the information systems may adversely affect Cellcom’s ability to continue providing services, in whole or in part, and/or may negatively affect the activities of Cellcom in other ways, and may adversely affect its business results and IDBD’s business. Additionally, negative effects of this kind may materialize due to an increase in criticism of Israel by international community. In general, any armed conflict, terror attack or political instability in the region may result in a decrease in Cellcom’s income, including from roaming services of incoming tourism, and may thereby adversely affect its business results.

Changes in the characteristics of the foreign business environment may impact in IDBD or its subsidiary’s activities, especially Property & Building (“PBC”) foreign operations.

In its foreign activities, it is the practice of PBC to cooperate with local entities engaged in the segment. The characteristics of the foreign business environment, including local regulation, the purchasing power of citizens, and/ or financing possibilities, may affect the success of the foreign operation,which is also dependent upon the choices of the local entities. Additionally, if the profitability considerations of PBC failed to take into account all of the relevant factors in the relevant country, the foregoing may adversely affect the results of operations of PBC, which in turn would have an adverse effect on IDBD’s results of operations.

A deterioration in the political-security and economical situation in Israel may affect IDBD or its subsidiary’s activities.

A significant deterioration in the political-security situation in Israel, and in light of the political instability in the Middle East, may result in decreased demand for rental areas and residential units, an exacerbation of the manpower deficit in the construction and agriculture segment, and the increased costs of works. These factors may adversely affect the results of PBC, and consequently affect IDBD’s results of operations. Additionally, all of Shufersal’s (“Shufersal”) income is produced in Israel, and a significant part of the products sold by it are grown, produced or processed in Israel. Therefore, the business results of Shufersal are directly affected by the political, economic and security conditions in Israel. A significant deterioration in the security situation or political situation in Israel may adversely affect Shufersal’s business operations, financial position and results of operations, which in turn would have an negatively effect on IDBD’s results of operations.

Shufersal management routinely evaluates the possible impact and implication of the general economic situation in Israel, in particular on the retail food market. Developments and shocks in the Israeli economy, as well as an economic downturn or recession due to an economic crisis, may have negative effects on the food retail market in Israel, and as a result, also on Shufersal’s revenues and profitability, due to the intensification of competition and due to changes in the consumption habits of its customers. Likewise, the cost of living issue may affect Shufersal’s business results, due to the considerable pressure from consumers which is being applied on Shufersal to reduce the prices of the products which it sells, and the increasing competition from the discount chains, which are expanding their operations. Deceleration in the Israeli economy may negatively impact Clal's business, particularly in the long term savings segment. Additionally, as a result of the aforementioned deceleration, the risk associated with the exposure of Clal to entities in Israel through its investments may increase due to the deterioration of Israel's political and economic situation.

IDBD and its subsidiaries are exposed to capital market and finance risks.

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

Changes to Proper Banking Management Directives, changes to the list of entities and corporations which are associated, jointly with IDBD, under the same group of borrowers, and the balance of their debt to banks in Israel, as well as changes in equity of the banks themselves, may restrict the ability of the banking system in Israel to provide credit to IDBD and its subsidiaries. However, since 2013 and until the publication date of this report, a decrease has occurred in the scope of credit used from the banking system in Israel for the group of borrowers which includes IDBD due, among other reasons, to changes of control of certain subidiaries.

The legislation and regulation which apply to the investments of institutional entities, including the implementation of the provision of credit to business groups, may have an impact on the possibilities to raise capital from institutional entities, and on the conditions of its raising.

IDBD holds assets and manages its business affairs in Israel. Therefore, almost all of IDBD’s assets, liabilities, income and expenses are in NIS. IDBD’s financing income and expenses are also subject to volatility due to changes in interest rates on loans from banks and deposits which were deposited in banks. IDBD’s policy regarding the management of market risks, certain sibsidiaries used, in 2016, derivative financial instruments with the aim of adjusting, where possible, the linkage bases of its financial assets and liabilities (hedging transactions). However, an increase of the rate at which IDBD’s finance its operations or the lack of financing at acceptable terms, may have an adverse effect on IDBD’s results of operations.

Lastly, developments and shocks in the state of the economy, as stated above, may have negative effects on the business results of IDBD and its subsidiaries, on their liquidity, the value of their assets, results of operations, their credit rating, their ability to distribute dividends, and their ability to raise financing for its operations at acceptable terms, insofar as it will be required to do so, and also on their financing terms.

In addition, the prices of assets and returns in capital markets in Israel and around the world have a very significant impact on the business results of Clal. The amount of management fees (fixed or variable) charged by Clal may be reduced as the value of managed assets decreases, both as a result of the negative returns, and as a result of the decrease in the value of deposits or accruals.

Risks relating to IRSA´s business in Israel

IDBD and its subsidiaries are exposed to changes in permits and licenses.

IDBD and some of its subsidiaries operate in accordance with approvals, permits or licenses which were granted to them by various authorities, such as the Commissioner of Capital Markets, the Ministry of Communication, the Ministry of Environmental Protection, and the Commissioner of Oil Affairs in theMinistry of National Infrastructures, Energy and Water. A breach of the terms of these approvals, permits or licenses may lead to the imposition of penalties (including criminal) against the IDBD or the relevant subsidiaries, including fines and/or revocation of such approvals, licenses or permits. Revocation of such approvals, permits or licenses may adversely affect such subsidiaries, whose operations are dependent upon them (such as Clal and Cellcom). Some of the aforementioned licenses are subject to an expiration date, and are renewable from time to time, in accordance with their terms and the provisions of the law. There is no certainty that the aforementioned licenses will be renewed in the future and/or under conditions acceptable for IDBD. Non-renewal of a permit or license, as stated above, and/or the directives of regulators in segments in which subsidiaries of IDBD operate, may have an adverse effect on the business position, capital, cash flows and profitability of the relevant company which holds the aforementioned permit or license, and accordingly, on the results of operations of IDBD.

Class actions on consumer issues and environmental protection issues may have an impact on IDBD and its subsidiaries.

Subsidiaries of IDBD, primarily including Cellcom, Shufersal and Clal, may be subject, from time to time, to class actions on consumer issues and on environmental issues (including in connection with non-ionizing radiation from mobile devices, air emissions, and water, noise and odor pollution), in material amounts, which are sometimes even higher than their equity, and must defend themselves against them at significant cost, even if such claims are unfounded from the outset.

The provision of the Antitrust Law may affect IDBD operations.

IDBD is subject to, inter alia, the provisions of the Restrictive Trade Practices Law, with respect to its transactions or transactions of its subsidiaries, which constitute a merger and/or which include restrictive arrangements, as these terms are defined in the aforementioned law.

IDBD and its subsidiaries may face environmental risks.

Some of the subsidiaries which are held by IDBD are subject to various requirements from different authorities which oversee environmental protection. In recent years, there is an ongoing trend of increased regulatory requirements with respect to the environment, health and agriculture, in Israel and around the world, which has and may cause an increase in the costs of the companies in the aforementioned segments. Changes in the policy of those supervising authorities, new regulation or enhanced requirements to comply with these regulations may affect the profitability of the relevant subsidiaries, and in turn, the profitability of IDBD.

If debenture holders decide to iniciate actions IDBD activities may be affected.

The trustee for the debenture holders (Series I) of IDBD (the “Trustee”) raised, in early 2016 (including within the framework of legal proceedings in amendment of the debt settlement in IDB Holding Corporations Ltd. (“IDBH”)) assertions regarding IDBD being insolvency, and the debenture holders (Series I) also decided to appoint a representation for that series. In June 2016, the trustee filed with the District Court of Tel Aviv-Yafo (the “Court”) a motion to order the liquidation of IDBD, and a motion to order the appointment of a provisional liquidator (the “Motion To Appoint A Provisional Liquidator”). On July 18, 2016, the Court issued a ruling, in which the Court accepted the consensus motion which was filed by the trustee to strike the motion to liquidate. The initiation of legal actions against IDBD by its debenture holders may harm the ability of IDBD to continue repaying its debts in accordance with their current amortization schedules, and may also lead to a demand for the immediate repayment of future liabilities (primarily to lending corporations).

IDBD is exposed to changes in cash flows from subsidiaries.

IDBD is a holding company and, as such, relies on the dividends from it subsidiaries. In recent years, the cash flows of IDBD have primarily been used to repay debt (principal and interest payments). In recent years, the amount of dividends distributed by the subsidiaries of IDBD has decreased significantly, as a result of changes in the operating results, in regulation, in profitability (including a decrease in the balance of distributable earnings, or the existence of negative balances of profits). Changes which have occurred in connection with Clal, including capital requirements from insurers which are held by it, and the appointment of a trustee has affected, and may continue to adversely affect the dividend flows from Clal. We have not received a dividend from Clal in the last four years. DIC distributed a dividend recently, but that was a relatively extraordinary event, after more than two years during which dividends were not distributed by DIC.

A decrease of the cash flows from the subsidiaries may adversely affect the cash flows of IDBD, and its business activities.

IDBD and some of its subsidiaries may be affected by restrictions on the sale of assets, including shares in subsidiaries.

IDBD and some of its subsidiaries are subject to legal and contractual restrictions, including those which are included in permits and licenses, which may restrict the possibility of selling and transferring IDBD’s equity interest in its subsidiaries, or the possibility of pledging such interests (including due to restrictions on the realization of such pledges) by IDBD or by its subsidiaries.

IDBD and some of its subsidiaries may be affected by restrictions on the performance of investments and continued investment in existing companies.

IDBD and some of its subsidiaries may be restricted from making new investments in ceretain areas in certain areas or the increase of its investments in subsidiaries. IDBD and some of its subsidiaries are also subject to restrictions in accordance with the law or in accordance with the provisions of various regulatory entities with respect to their business activities, in Israel and abroad. These restrictions may limit the possibility of IDBD to take advantage of business opportunities for new investments, or to increase or realize existing investments, and thus, may affect IDBD’s results of operations.

IDBD and some of its subsidiaries may be affected by changes in legal proceedings in the field of companies laws and securities laws.

In recent years, an increasing trend has taken place in the filing of class actions and derivative claims in the field of companies laws and securities laws. In consideration of the above, and of the financial position of IDBD and the Group’s holding structure, claims in material amounts may be filed against IDBD, including in connection with its financial position and cash flows, issuances which it performs, and transactions which were performed or which were not completed, including in connection with assertions and claims by the Company’s controlling shareholders.

Changes in controlling shareholder status may impact DIC’s results of operations.

The intention of financial institutions to reduce their credit exposure to corporations in the IDB Group, may have an adverse impact on the ratings given for DIC’s debentures and/or may impose difficulties on DIC’s ability to raise capital and/or to refinance its debts, if it is interested in doing so (and/or may worsen the refinancing terms with respect to such debt). As of the publication date of the report, DIC is unable to estimate the full impact of the results of the aforementioned proceedings and events on DIC.

DIC may be affected by cash requirements, reliance on cash flows of subsidiaries and liquidity.

The cash flows of DIC are used to repay debt (principal and interest payments), to finance general and administrative expenses, to make investments, and, if relevant, to distribute dividends as well. One of the main sources for DIC’s current cash flows includes dividends distributed by its subsidiaries (if and insofar as any are distributed). An additional source for DIC’s cash flows is the sale of assets, including the sale of equity interests in subsidiaries. Changes in the amount of dividends and/or in the value of asset realizations accordingly affects DIC’s cash flows.

The state of capital markets in Israel and around the world (which affects, inter alia, the value of DIC’s investments), the financial ratios of DIC, the decline in the value of its main holdings, and the returns at which DIC’s debentures are traded, may have an adverse effect on the rating of DIC’s debentures and/or may impair DIC’s ability to raise capital and/or to refinance its debts, if it wishes to do so (and/or may worsen the refinancing terms with respect to such debt).

DIC and/or its subsidiaries may be affected by changes in financial institutions which hold cash deposits and financial assets.

Cash deposits and material financial assets of DIC or of its subsidiaries (including listed shares of their subsidiaries) are held on their behalf by financial institutions and brokers. DIC and its subsidiaries, as stated above, are exposed to the risk of losses in connection with these assets, in certain cases involving a deterioration in the financial stability of those financial institutions and brokers.

Cellcom is exposed to an aggressive competition.

The communication market is characterized by significant competition in many of its segments, including mobile communication and internet provider services. The current level of competition in all markets in which Cellcom is active, including the market for the sale of end user devices and the offering of aggressive price plans by Cellcom’s competitors, is expected to continue. The materialization of any one of the developments described below will result in a significantly adverse impact on Cellcom’s profitability, and, thus, in its ability to pay dividends to IDBD:

(a) Difficulties or non-execution of the network sharing and hosting agreement with Electra, which came into force as of the beginning of the second quarter of 2017, or any other development which will result in loss of income from Golan, and an inability for Cellcom to compensate for the foregoing, for example, in case of Golan’s insolvency, or increased efforts by the other competitors on the market to recruit Golan’s customers;

(b) Tariffs remaining at their current rates, or an additional decrease in rates, including as part of a package of services;

(c) An ineffective wholesale market for landline communication, including due to the effective exclusion of Hot infrastructure, the effective exclusion of telephone services from the wholesale market, the offering of services not in accordance with the criteria of the wholesale market, without implementation of enforcement measures by the Ministry of Communication, or the pricing thereof in a manner which could negatively affect Cellcom’s ability to offer competitive services packages, and to compete against Bezeq and Hot (due to their dominant status in the landline communication market), particularly if the structural separation which applies to the Bezeq and Hot groups is canceled before the creation of an effective landline wholesale market;

(d) Cancellation or easement of the structural separation which applies to the Bezeq and Hot groups;

(e) The entry of new competitors into markets in which Cellcom is engaged, or the entry of existing competitors into segments in which they were not previously active, or were partially active;

(f) Distribution or acquisition of a landline infrastructure by one of Cellcom’s competing companies, which does not own such infrastructure, or collaboration of a competitor company with an operator which has such infrastructure, if Cellcom does not distribute or acquire such infrastructure, or enter into a collaboration with an operator which holds such infrastructure;

(g) Regulatory changes which facilitate the transition of customers between operators; or

(h) Continued increased competition in the end user equipment market, and the entry of additional competitors into the end user equipment market and/or legislation or new judicial decisions which may restrict Cellcom’s activities in the end user equipment sale market, and adversely affect its income or profitability.

Changes in legislation and significant regulatory intervention may have an impact on Cellcom activities.

Cellcom develops its activity in a highly regulated market and relies on a license issued by the Ministry of Communications of Israel to operate its business. Such License has to be renewed every six years and may be amended without Cellcom’s consent. See “Item 4. Business – Regulation – Telecommunications.” Other changes in legislation and the extent of such regulatory changes may have adverse effects on Cellcom’s activities, including but not limited to:

(a)
cancellation or easement of the structural separation obligation which applies to Bezeq and Hot, particularly if such cancellation or easement is given before the creation of an effective wholesale market in the landline communication market;

(b)
competition-encouraging tariffs;

(c)
the provision of easements and benefits to competitors, over Cellcom;

(d)
granting permissions for other operators to provide services to Cellcom subscribers which were previously provided only by Cellcom;

(e)
non-renewal of Cellcom’s licenses and/or frequencies, or restriction of their use, and non-allocation of additional frequencies, if required;

(f)
the establishment of additional requirements for the provision of easements to competitors with respect to safety or health, including with respect to the construction and operation of base sites;

(g)
the establishment of additional restrictions or requirements regarding the provision of services and products and/or intervention in their terms of marketing, advertising and provision, including regarding existing agreements;

(h)
the establishment of a higher standard of service;

(i)
the establishment of a more stringent policy with respect to protection privacy; or

(j)
the imposition of regulations on Cellcom’s television over internet service, the establishment of non-beneficial conditions for the use of DTT broadcasts, or the imposition of such non-beneficial conditions on Cellcom and not on other operators of the television over internet service.

Regulatory developments also affect the risk factors of tariff oversight, licensing of sites and the indemnification obligation, non-ionizing radiation and dependence on licenses.

Cellcom may face difficulties in obtaining approvals related to the construction and operation of certain infrastructure.

Cellcom (and its competitors) encounters difficulties in obtaining some of the required approvals for the construction and operation of base sites, and particularly in obtaining the building permits from the various planning authorities. Cellcom’s ability to maintain the quality of its mobile services is partially based on Cellcom’s ability to build base sites. The difficulties encountered by Cellcom in obtaining the required permits and approvals may adversely affect the currently existing infrastructure, and the continued development of its mobile network. Additionally, the inability to obtain these approvals on time nay also prevent achievement of the mobile service quality targets which were determined in Cellcom’s mobile license, may result in loss of customers, and may adversely affect its business results, which, in turn, may adversely affect IDBD’s results of operations.

Cellcom provides communication services in accordance with licenses which were given by the Ministry of Communication, which are subject to changes by such Ministry, including changes that may negatively affect Cellcom’s interests and operations. A breach of the terms of the licenses may result in the cancellation of the licenses. Tha inability to function as it currently does or the imposition of fines may adversely affect Cellcom’s operation which, in turn, may affect IDBD’s operating results. and, as a result, in Cellcom’s inability to continue operating in each of the fields of communication in which it operates by virtue of the aforementioned licenses. Also, a breach of the provisions of the licenses may result in the imposition of significant financial sanctions on Cellcom.

If the public’s concern with respect to non-ionizing radiation increases, that may have a significantly adverse impact on Cellcom.

Non-ionizing radiation is emitted from two sources: end user equipment and mobile sites of various kinds. The construction and operation of base sites is conditional upon the receipt of a construction permit and an operation permit from the Radiation Commissioner.

If it is determined or perceived that there are health risks connected to non-ionizing radiation, or that the radiation standards in the sites or in the end user equipment are being exceeded, or a court rules against Cellcom or against another mobile operator, or if a settlement is reached in a claim which pertains to health damages derived from radiation, claims of various types for damages with respect to property damage and physical injury of significant scopes may increase, regulation in the construction, operation and rental of sites, decrease in income as a result of a decrease in the use of mobile communication, and realization of letters of indemnity which were deposited with planning institutions in connection with section 197 of the Planning and Construction Law. Cellcom has no insurance coverage for such cases. The increase in litigation or a reduction in our revenues may have an adverse effect on Cellcom’s and IDBD’s operating results.

Cellcom depends significantly on technology and technological improvements which require investments in order to maintain competitive.

The communication market is characterized by rapid and significant changes in technology, requiring investment in advanced technologies in order to stay competitive.

The increase in the consumption of internet and content provider services through advanced mobile end user equipment has resulted in increased data communication volumes on mobile networks, and is expected to continue growing rapidly. The transition of subscribers to unlimited packages has significantly contributed to the increasing demand for data transmission on Cellcom’s network, as well as text messages and calls. In order to meet the increasing demand for data communication, Cellcom is required to upgrade its transmission network, and also to continue investing in its 4G network, which will allow greater capacity and faster data transfer. Additionally, in order to provide provider performance on the 4G network, Cellcom makes use of additional frequencies on the Cellcom network, beyond those which were allocated to it in the 4G frequencies auctions.

Cellcom’s activities are dependent upon several complex information systems and technologies. Additionally, Cellcom’s array of packages including mobile and landline services has increased the number of information systems and complex technological systems which are involved in the provision of service to Cellcom customers. Malfunctions in the constantly changing and expanding complex systems are unavoidable. A malfunction in any one of Cellcom’s systems which adversely affects its ability to provide services and products to its customers, or to charge for them, may result in loss of income for Cellcom, and may adversely affect the perception of Cellcom’s brand, and could expose Cellcom to claims. Additionally, Cellcom is in the process of implementing a shared customer service system for the mobile segment and the landline segment, which may result in higher costs than expected, may require significant managerial attention, which could have been referred to routine management, and may also result in unexpected operational difficulties and failures, which may result in loss of income, legal claims and regulatory sanctions. All of the above may have an adverse effect on Cellcom’s results of operations.

Cellcom is exposed, to frequent cyber attacks. Additionally, unauthorized penetration to the information systems of Cellcom, or disruptions to their operation, including due to internet hacks (including in customer systems which are protected by information security products provided by Cellcom), may cause damages and losses to Cellcom and its customers, including due to the inability to provide certain services, or due to the provision of such services in a disrupted manner, which may lead to the inability to charge those services, loss of information of Cellcom or of customers, or malicious use of customer information. Cellcom has no insurance coverage for this type of claims and liabilities.

A decrease of Cellcom’s operating income and result due to higher costs vinculated to technological changes, malfunctions or cyberattacks may have an adverse effect on IDBD’s operating results.

Cellcom depends on the provision of services from other operators.

Cellcom’s roaming services are provided through foreign operators. Connecting to the other networks requires certain infrastructure and the ability to connect the networks between Cellcom and those operators. The absence of accessible or high-quality service may negatively affect Cellcom’s ability to compete in the market, and may affect its business results and, thus, IDBD’s operating results.

Cellcom may have to face emergency situations.

In emergency situations, the applicable laws and certain provisions of the mobile license confer upon the entities which are authorized by law to take steps as required to ensure state security and/or public peace, including, requiring Cellcom (as a mobile license holder) to provide service to the security forces, the recruitment of Cellcom’s engineering equipment and facilities, and even taking control of the system. Such measures may have an adverse effect on Cellcom’s assets and operating results.

Cellcom may be affected by its debt.

Cellcom has raised a significant amount of debt and it is highly leveraged. This situation increases Cellcom’s exposure to market changes, and makes it difficult to respond quickly to changes in the industry and in the competitive market conditions, including raising additional debt. As of June 30, 2017, Cellcom’s net debt amounts to approximately NIS 3,166 million (includes NIS43 million which is attributed to accrued interest). A change for the worse in Cellcom’s results of operations, and any additional reduction of Cellcom’s rating and its debentures may adversely affect also the price and terms of Cellcom’s current debt, and the raising of additional debt. An increase of interest debt services may cause us to default and our obligations which may have an adverse effect on Cellcom and IDBD.

Cellcom dependens on certain suppliers.

Cellcom is dependent upon several suppliers which provide it with network equipment, end user equipment, content and content operation services, information systems and infrastructures. Cellcom’s business results may be adversely affected if any of those suppliers do not provide its support products and/or services at the required level of quality or on time, or in conditions which do not benefit Cellcom, or provides to Cellcom’s competitors preferable conditions, or if the suppliers do not succeed in creating successful or in-demand products or content, in the absence of an equivalent alternative. Thus, for example, Bezeq suffered from strikes and breaches of regulatory duties with respect to the provision of wholesale services in an egalitarian manner to those which are provided to its retail customers, or refused to offer services at all. Similar scenarios to the foregoing may occur in the future and adversely affect Cellcom.

Cellcom is subject to a dividend distribution policy.

If Cellcom does not comply with its dividend distribution policy, or if it distributed dividends at a rate lower than expected by the investors, this may result in an adverse impact on Cellcom’s share price. Furthermore, the aforementioned dividend policy may reduce Cellcom’s cash balances and adversely affect its ability to finance unexpected expenses in the future. As a result, Cellcom may be required to borrow additional funds or to issue additional shares in accordance with unattractive conditions which may dilute IDBD’s equity interest in Cellcom, or Cellcom may encounter difficulties in obtaining financing sources for these funds, which may affect its financial resultas..

Cellcom may not be successful with its investments in new lines of business.

Cellcom invested, and is expected to continue investing, in the development of new lines of business, with the aim of expanding and supplementing its services and its array of offered products, such as television over internet services, and a possible investment in a nationally distributed, broadscale cable infrastructure which Cellcom is considering. These efforts involve significant risks and uncertainties, including deviating managerial attention, loss of focus in sales and marketing efforts from core operations, absence of sufficient income to balance out the liabilities and expenses which are associated with the new investments, adverse effects on cash flows, particularly in business operations which require a long term investment and fixed amounts, such as with respect to the acquisition of content for the television over internet service, insufficient return on investment, regulatory changes which may impose additional unplanned liabilities, inability to effectively compete with the current competitors in the market or with new competitors entering the market, issues which were not identified in the evaluation of the aforementioned strategies and products, such as operational difficulties and significant investments which were insufficiently predicted, if at all. Such circumstances may also affect Cellcom’s ability to distribute dividends and, thus, adversely affects IDBD’s results of operations. These investments are risky by nature, and therefore, there is no certainty that the aforementioned strategies or products will be successful, and, if not, that they will not have a significantly adverse effect on Cellcom’s goodwill, financial position and results of operations. Additionally, its entry to new business operations, as stated above, may result in the intensification of the competitive pressures by the current suppliers of competing services over Cellcom’s core operations, in order to prevent its efforts to compete against them in the relevant market.

Employee unions may limit Cellcom’s operating activities.

The employee union may restrict Cellcom’s operating activities, including Cellcom’s possibility of implementing organizational and personnel changes, and may require significant managerial attention. Additionally, future disputes with representatives of the employee union, such as concerning the renewed fight over the collective agreement, may result in the initiation of organizational steps and in adverse effects on the services and on the customer service of Cellcom. Such measures may also cause changes, may fail to be implemented in a manner significantly different than planned, and as a result, may result in lower savings than planned, or in conficts with employees.

An increase in construction costs may affect PBC results of operations.

Changes in the consumer price index and/or in the construction input price index may have an adverse effect on the construction price of new properties, and indirectly on the results of operations of PBC. Additionally, the economic situation of the executing contractors in Israel may have an effect on PBC, due to the decrease in the supply of contractors, the increase in construction costs, and the extension of timetables for the construction of projects. An increase of the construction costs may affect our operating margins and profitability, and thus have a negative effect on PBC’s results of operations.

PBC results of operations may be affected by the increase of the supply of rental areas.

A significant decrease in the growth rate in the Israeli economy, and a significant increase in the surplus supply of rental areas, due to the construction of additional office and commercial areas which may cause a decrease in the rental prices, and may affect the income of PBC from revenue-generating properties.

PBC’s operational activities depends on availability of raw materials and workforce.

An ongoing delay or shortage in raw materials or skilled construction workers may affect the ability of the prime contractors with whom PBC engages to meet the original timetables for the completion of the PBC’s projects, and the cost of the works which are paid by PBC. Intensification of the shortage of workforce in the construction segment in general, and of the foreign workers in the construction segment in particular, also affect wages in the construction segment, which may affect construction costs and timetables for the completion of projects. The cost of salary also affects the operations of PBC, such as security and cleaning works, by changes in the minimum wage in the market, and to collective agreements which apply to the aforementioned activities.

PBC is exposed to changes in legislation and standardization.

Changes in permits, regulations, restrictions and government oversight, such as changes in municipal tax laws in areas where PBC properties are located, may increase costs and negatively affect the operations and results of PBC. The activities of PBC in the residential segment may also be affected by regulatory changes in connection with the marketing of apartments and lands, and in taxation in connection therewith. Higher taxes on costs related to the compliance with new regulations may adversely affect PBC’s results.

PBC is exposed to changes in securities prices.

PBC is exposed volatility in the prices of securities (primarily debentures) on the stock exchange, with respect to the investment of some of its cash surplus in such securities.

PBC is exposed to foreign currency fluctuations.

The activities of PBC in Israel are not directly affected by fluctuations in the US$:NIS exchange rate, due to the fact that the rent charged by PBC from its customers, and the loans which it has raised, are linked to the consumer price index. However, PCB has foreign currency risk due to its foreign investing activities, the financing used in connection therewith, and the operating cost related to those investments. Additionally, in light of the fact that some of the customers of PBC in Israel are international companies, which managed their activities in US$, in case of a decrease in the exchange rate, rent becomes more expensive relative to the US$, and therefore, there is pressure on international lessees to reduce the NIS rent accordingly. In addition, an increase in the rent PBC charges may cause some clients to terminate their agreements and, thus, affect its results. Therefore, a decrease in the rent PBC charges or the decrease of occupancy of its buildings may negatively affect its results of operations.

Important changes in interest rate risks may affect the value of PBC’s properties.

Extreme changes in interest rate risks in Israel and abroad may affect the value of PBC’s properties. The higher the interest rates increase, the higher the required return on the properties, and the lower the value of the property as a result, and vice versa.

PBC may have to face difficulties in financing and raising capital.

Developments in the financial crisis in Israel and around the world may negatively affect the possibilities of PBC to raise funding for additional investments. Additionally, restrictions on the maximum scope of credit which the commercial banks in Israel are entitled to provide to each of the member companies of the IDB Group as a “single borrower,” including PBC and the other member companies of PBC, may affect the ability of PBC to receive financing from financial institutions, or the scope thereof. Additionally, PBC may be affected by specific restrictions which could affect the banks’ ability to provide financing to the real estate segment, such as stringent requirements regarding capital adequacy and restrictions regarding branch-specific exposure.

Shufersal on key suppliers.

Shufersal business depends on the provision of certain products by key providers. There is no certainty that these key suppliers, or other large suppliers, will continue to provide their products or maintain the terms at which Shufersal acquire them, or that they will not significantly change their pricing policies, or encounter difficulties in the provision of products to Shufersal. In such cases, Shufersal may not continue to offer its products in the current terms or provide them at all, therefore Shufersal’s business affairs, financial position and results of operations may be negatively affected.

Shufersal may have to affront risks related to approvals and licenses.

The operation of branches in the Shufersal chain, acquisition of new branches, and Shufersal’s operations with respect to land development, require obtaining approvals and licenses from governmental entities. Some of the branches in the Shufersal chain require licenses or approvals which have not yet been obtained, or whose validity has expired, and require renewal. If Shufersal is unsuccessful in obtaining or renewing such approvals or licenses, including those related to its main branches, Shufersal may be required to close those branches, or to take corrective actions with respect to such branches or real estate developments. The inabillity to open new shops or maintain our main branches may have a negative effect on our operations.

Shufersal may have to face risks related to changes in regulation.

Shufersal is subject to legislation with respect to business and sanitation, as well as new consumer legislation which confers extensive authorities upon the Israel Consumer Protection and Fair Trade Authority, consumer legislation, price regulation and the minimum wage legislation. Changes in such regulations may adversely affect the business affairs of Shufersal, its financial position and its results of operations. It is noted that an increase in the minimum wage may result in adverse effects to the financial results of Shufersal, including its profitability. Additionally, the Commissioner’s determinations regarding the rules for conduct between the large marketing chains, of which Shufersal is one, and dominant suppliers in the good segment, including by virtue of the provisions of the Food Law, and regarding the merger of Shufersal with Clubmarket, may adversely affect Shufersal’s business affairs, financial position and results of operations.

Shufersal may be affected by the competition.

The retail business in Israel is highly competitive. Shufersal closely monitors the developments in the Israel retail sector, and adjusts its operations, if and insofar as is required, in accordance with those developments. Shufersal is dealing with the competition in this sector, by continuing the implementation of its business plan. Competitive pressures, including the responses of competitors and of the market to Shufersal’s strategy and the manner of its implementation, may result in adverse effects to Shufersal’s ability to deal with the foregoing, and may lead to the reduction of prices, lower margins, and the loss of market share in a manner which may have an adverse effect on Shufersal’s business affairs, financial position and results of operations.

Shufersal may have to face risks associated with changes of real estate.

Shufersal owns, wholly or partially, several shopping malls and commercial centers, in which its branches constitutes anchor stores, as well as additional areas which are used by Shufersal branches. The ownerships of these properties is exposed to risks associated with real estate properties, such as adverse changes in the state of the local economy, excess of supply, decreased demand, adverse regional real estate markets, and lower occupancy rates, rent, and revenues, and changes in the value of the properties. Such events may have an adverse effect on Shufersal’s operations and financial position. In addition, a failure by Shufersal to recruit or maintain tenants to occupy its properties in general, and tenants of large properties in particular, may have an adverse effect on Shufersal’s real estate business activities.

Additionally, an ongoing recession, if any, due to an economic downturn or crisis, may cause an increase of vacancy of the rented properties and/or a reduction in rent Shufersal charges for those properties.

Shufersal is subject to risks related to product liability and production quality.

Shufersal, through a wholly owned subsidiary, operates three production plants, and accordingly, Shufersal is subject to risks related to themanufacturing of food products. A significant defect in those products or in itd designmay adversely affect Shufersal’s business affairs, financial position and results of operations.

Shufersal markets different products, including drugs, food products and hygiene products, which have a particular impact on the health of its customers. Many laws and regulations grant the rights and causes of actions to an injured party or a group of injured parties which suffered any damage due to a defective product which is assembled, stored, marketed or sold by Shufersal. Although Shufersal is insured against risks with respect to the aforementioned product liability, if damage is caused to a consumer and/or to a group of consumers as a result of such products, Shufersal may be liable for such damage in a manner which could have an adverse effect on Shufersal’s business affairs, financial position and results of operations.

If Shufersal is unable to make use of its logistical centers, for any reason whatsoever, its ability to distribute its products to its branches may be impaired.

According to Shufersal’s estimate, it will be able to prepare for direct distribution of the majority of its products to all of its stores within a reasonable period of time, and in accordance with the ability of suppliers to supply the products directly to the stores. In light of Shufersal’s insurance coverage, Shufersal estimates that this matter will not significantly affect its results. Additionally, if physical damage is caused to the building of the logistical center where Shufersal management is located or to the aforementioned logistical centers, the matter may have a significantly adverse impact on Shufersal’s operations and results.

Shufersal may have risks related to the collective labor agreement.

Most of Shufersal’s employees are covered by collective labor agreement, and Shufersal cannot be certain that this agreement will be renewed, from time to time, or renegotiated in the same or familiar terms, or without involving any direct action by the union, such as a strike. If a dispute arises with employees which involves a strike or adverse effect to the activities of Shufersal or such events may have an adverse effect on Shufersal’s business affairs, financial position and results of operations. Additionally, any re-negotiation of collective agreements results in additional payroll expenses which may affect Shufersal profitability and result of operations.

A defect in a product of Shufersal’s brand may imply a fall in reputation.

Shufersal has a wide variety of branded food and beverage products which enjoy many years of reputation, as well as products under the private brand. Negative publicity to this reputation by means of various publications, or by other means, may affect Shufersal’s sales and adversely affect Shufersal’s profitability, regardless of the correctness of those publications. Additionally, a defect in a certain product may also affect the brand under which Shufersal sells that product, as well as the entire family of products which is marketed under the same brand. However, Shufersal endeavors to protect its brands and reputation, by strictly overseeing the quality of the raw materials which it uses in the manufacturing of the products, the production processes, the finished products and the advertising messages.

Shufersal is exposed to risks associated with the issuance of the voucher cards, including as regards fraud and theft.

Shufersal issues vouchers and electronic voucher cards for the acquisition of products in its stores and at other retailers with whom Shufersal has engaged for this purpose. Despite the fact that Shufersal has taken measures to reduce these risks, significant fraud may have an adverse effect on Shufersal’s business affairs, financial position and results of operations.

A failure in information processing and IT systems may adversely affect Shufersal’s operating activities.

Shufersal makes use of various information and IT systems. Shufersal’s central information systems (and their backup systems) are located in and around the logistical centers which are used to manage its distribution network. Shufersal takes various steps in order to ensure the functionality and reliability of the various information and IT systems, including by securing and backing up the information. However, a collapse of the information and IT systems may have an adverse effect on Shufersal’s operating activities. Shufersal makes use of systems and computer programs, some in accordance with licenses which it has acquired. A significant part of the aforementioned licenses are not restricted by time. However, Shufersal engages with the license holders in agreements for the receipt of service and support for the aforementioned systems and programs, for periods of one year. Shufersal ensures to engage with suppliers with a solid reputation and financial stability. However, if such suppliers are unable to continue providing Shufersal with their services, Shufersal will be forced to engage with other suppliers, which may have an adverse effect on our processes which may have an andverse effect on our results.

Shufersal may face restrictions of the Bank of Israel regarding a “single borrower” and a “group of borrowers.

Shufersal is considered as belonging to a “group of borrowers,” as part of the IDB Group. As of the reporting date, the balance of bank credit of Shufersal and its subsidiaries is insignificant.

Shufersal may be limited by the Anti-trust law in case it pursues any future operations in the food retail segment.

Shufersal achieved a significant part of its past growth by acquiring various retail operations. Future acquisitions of various operations in the food retail segment by Shufersal may require approval of the Antitrust Authority, which may not be granted or under terms favorable to Shufersal. As of the reporting date, taking into consideration of the structure of the retail market, the restrictions which are imposed on Shufersal by law, and the provisions of the Food Law we estimate that Shufersal may not be able to acquire material entity in the retail segment.

Important variations in interest rates may affect the value of Clal.

One of the primary exposure of Clal is to interest rate decreases, since the average lifetime of its liabilities is significantly longer than the average lifetime of the assets. Clal invests its assets in different securities and such return of investments is subject to the variations of the interest rates.Therefore our capacity and results depend, in part, on the return o our investments. In the current interest rate environment, the Clal is also exposed, from an accounting perspective, to losses in certain scenarios involving an interest rate decrease due to the impact of such changes on the discount rates that are used in the calculation of the reserves for pension, and in the liability adequacy test (“LAT”) and in a scope which may exceed the capital gains which will be created in that scenario with respect to interest-sensitive assets.

Clal may have to face risks related to inflation.

Clal is exposed to an increase in the inflation rate, due to the fact that the majority of insurance liabilities of Clal are adjusted on a quarterly basis in accordance with the inflation rate, while the assets held against them are not necessarily CPI-linked. Our results depend on our revenues and return of invetments, so, in a high inflation environment our assets may not generate enough return to cover the CPI- adjusted liabilities.

Other assets price risk.

Some of the assets of Clal and some of the assets managed for others are invested in alternative investments, which include investments in real estate and in real estate funds, investment funds, non-marketable stocks and additional investment instruments which are exposed changes in their value.

International economic slowdown and price declines in capital markets may affect Clal’s operating activities.

Clal invests in financial assets in international capital markets, and in other foreign assets. Therefore, a price decline due to a global or regional crisis or slowdown may affect our investment portfolio and the return of such investments.

Clal may face credit risks.

Clal is exposed to the possibility of financial loss as a result of the insolvency of borrowers and other debtors (through financial assets in the assets portfolio, through activities involving policies in accordance with the Sales Law, and credit insurance) with respect to its investments in debt instruments. Additionally, an increase in insolvency of businesses in Israel may also increase the amounts of claims of the directors’ and officers’ liability insurance sector in which Clal operates, and the scope of employers’ debts with respect to the non-transfer of payments for pension insurance with respect to their employees. In its portfolio of assets, Clal is exposed to the various market sectors, of which the main ones are the banking and financial industries, the real estate in Israel sector, and the infrastructure and energy sector. A decline in activity, slow downs or crisis in such sectors may have a negative impact on our investments and, thus, on the results of our operations.

Clal may face insurance risks.

Clal is primarily exposed to the occurrence of more events or to greater severity of events covered by its policies, as compared with the actuarial assumptions, or an accumulation of damages due to a catastrophic event, which may cause liabilities higher than our reserves and provisions. Loss reserves are established such that the provision for losses and benefits represents an amount that is believed to be greater than the mathematically expected amount that will be required to ultimately settle all claims incurred in a certain period of time. As such the provision makes allowance for identified sensitivities underlying the reserve estimates. These estimates are based on actuarial and statistical projections, at a given time, of facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new concepts of liability or other changes in legal precedents and general economic conditions.

A decrease on the portfolio level may imply a risk for Clal.

The rates of cancellation, freezing and transfers constitute a significant assumption in the life and health insurance businesses, due to the fact that the profitability in this segment is based on a margin in premiums, and on the collection of management fees throughout the lifetime of the policy. The cancellation of policies also leads to the write-off of deferred acquisition costs with respect to those policies. Likewise, stability of reinsurers also means a risk for Clal. Clal transfers some of their business risk with reinsurance, mostly through foreign reinsurers. However, the reinsurance does not release the direct insurers from their obligation towards their policyholders according to the insurance policies. Such reinsurers may become financially unable or unwilling to honour their commitments by the time they are called upon to pay amounts due, which may not occur for many years. In addition, reinsurance may prove inadequate to protect against losses or may become unavailable in the future at commercially reasonable rates.

Clal may affront claims due to catastrophes.

Clal may be subject to a sudden increase in claims due to a single large impact event (catastrophe) witha large scope of damages,such as an earthquake. Clal is exposed to other catastrophic events such as war and terrorism risks in Israel.

Changes in legislation and regulation may affect Clal.

Clal is an insurance company and, as such, develops its business in a highly regulated industry and is exposed to continuing changes in legislation and regulation pertaining to its operating segments. In particular, some of the regulatory changes which were recently performed and which are proposed, some as non-final drafts, may have an adverse effect on Clal’s business model. Additionally, changes in legislation and regulation, including circulars, determinations in principle, position papers and provisions which the Commissioner of Capital Markets is authorized to impose in connection with changes to policy terms, including tariffs which may affect Clal, including to products which were sold in the past, both by way of retroactive application and due to their effect on the interpretation of agreements which were signed in the past, may have an adverse effect on Clal’s business.

Significant operations in Clal are subject to detailed and complex regulation.

In particular, the insurance and long term savings activities are subject to regulatory directives which change from time to time, with respect to products which were sold over many years, and which have long insurance coverage periods and/or savings periods.

The institutional entities in Clal are exposed to the risk of decline below the minimum capital required, which may result in the initiation of regulatory actions against them. Clal is subject to restrictions and conditions by virtue of control permits for the institutional entities which are under its control, including the capital maintenance requirement.

Clal may face liquidity risks.

Clal may face liquidity challenges due to the uncertainty associated with the date in which Clal will be required to pay claims and other benefits to policyholders and to other beneficiaries, relative to the total amount of reserves which are available for this purpose at that time. Loss reserves are established based on certain assumptions and actuarial calculations. An increase of claims, lower return on investments or the inability to sell our investments on time or at attractive prices may cause our claims to be in excess of our loss reserves. Liquidity risk may increase upon the materialization of a significant catastrophic event.

Clal may have to face risks related to model, risk and underwriting risk.

Clal is exposed, in its insurance activities, to the risk of the selection of a wrong model for pricing, for the estimation of insurance liabilities, to risk of the use of incorrect parameters in models, and to risk of the use of incorrect pricing as a result of deficiencies in the underwriting process.

Clal is exposed to operational risks.

Risk of loss due to inadequacy or failure of internal processes, people and systems, or due to external events. In light of the scope of activities of Clal, and despite the actions taken by it to identify the risks and to establish appropriate controls, the scope of its exposure to the operational risks of the type specified above is significant.

Clal depends significantly on technology and technological changes may imply investments in order to maintain competitive.

A significant part of the activities of Clal relies on different information systems. The absence of sufficient infrastructure and/or deficiencies and/or failures in the computerized information systems may cause significant adverse effects to Clal operations. A disruption of operations may have significant operating and financial losses.

The activities of Clal depends of external suppliers, and any change on them may imply a risk for Clal.

As part of its activities, Clal engages in agreements with various suppliers and service providers. Clal is exposed to the risk of harm to its reputation and profitability as a result of harm to the service quality which is provided to it and to its customers, as well as risks associated with difficulty in finding an alternative provider, if necessary.

The non-binding offer for Clal shares may have a negative impact on its market price and, consequently, on our results of operations.

On May 2017, IDBD agreed to the sale of 5% of Clal’s shares jointly with a swap transaction. Accordingly, such shares were sold on May 4, 2017, free from any encumbrance, for a price of NIS59.86 per share (i.e., for an aggregate amount of approximately NIS166 million, equivalent to approximately US$697 million at the exchange rate prevailing on such date).

Under the terms of the swap agreement, IDBD retains the main risks and benefits of all of Clal’s shares; for such reason, as of June 2017 all of Clal’s shares were recorded as a financial assets held for sale, and a liability of Ps.783 million was recorded. The valuation of such shares as of June 30, 2017, is Ps.8,564 million and a gain of Ps.2,513 million has been recorded under net financial results for this fiscal year as a result of the increase in the fair value of these shares.

Following instructions imparted by Israel’s Capital Market, Insurance and Savings Commission to the Trustee regarding the guidelines for selling Clal’s shares, on August 2017, IDBD sold 5% of its equity interest in Clal by way of a swap transaction, pursuant to terms identical to those applied to the swap transaction made and reported to the market on May 2017. The consideration for the transaction was an amount of approximately NIS 164 million. Upon completion of the transaction, IDBD’s equity interest in Clal was reduced from 49.9% to 44.9% of its stock capital.

On September 2017, IDBD’s Board of Directors approved entering into a non-binding offer with Huabang Financial Holdings Limited for the sale of its entire equity interest in Clal, representing 44.9% of its stock capital. The transaction is subject to a due diligence process, to be conducted by the purchaser for a term of 60 days after the execution of a memorandum of understanding, and the execution of a binding agreement among the parties, among other requirements. Moreover, the consummation of the transaction is subject to the approval of Israel’s Capital Market, Insurance and Savings Commission reporting to the Israeli Ministry of Finance. For more information, see “Recent development – Operations Center in Israel – Sale of Interest in Clal.” On September 5, 2017 it was announced that Clal had made an erroneous calculation of the amounts standing to the credit of the plaintiff and the members of the class in profit-sharing policies, and regarding the filing of a settlement in the action and a motion to approve it, the Company gave an update that Clal reported, since the Attorney- General did not file any opposition, the Tel Aviv District Labor Law Court approved the settlement between the parties.

The request to sell the shares of CLAL in 5% tranches and the non-binding offer could cause a negative impact on the market price. A decrease in the market price of Clal’s shares would cause an immediate effect in our income statements and financial results.

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

The ADSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. IFISA, which as of June 30, 2017, owned approximately 30.8% of our common shares (or approximately 154,557,259 common shares which may be exchanged for an aggregate of 15,455,726 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

We may issue additional shares of our common stock for financing future acquisitions or new projects or for other general corporate purposes. Any such issuance could result in a dilution of your ownership stake and/or the perception of any such issuances could have an adverse impact on the market price of the ADSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

 There is less publicly available information about the issuers of securities listed on the Argentine stock exchanges than information publicly available about domestic issuers of listed securities in the United States and certain other countries. Although the ADSs are listed on the NASDAQ Global Market, as a foreign private issuer we are able to rely on home country governance requirements rather than relying on the NASDAQ corporate governance requirements. See “Item 16G. Corporate Governance—Compliance with NASDAQ listing Standards on Corporate Governance.” Additionally, as a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the “Exchange Act” including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders companies that are not foreign private issuers.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States court judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our common shares or ADSs would suffer negative consequences.

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2017, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as reporting requirements. See ‘‘Item 10. E—Taxation—United States Taxation—Passive Foreign Investment Company’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or ADSs.

On September 23, 2013, the Argentine income tax law was amended by the passage of Law No. 26,893. Under the amended law, the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. There is an exemption for Argentine resident individuals if certain requirements are met; however, there is no such exemption for non-Argentine residents. See “Item 10. Additional Information—Taxation —Argentine Taxation.” However, as of the date hereof many aspects of the amended tax law remain unclear and, pursuant to certain announcements made by Argentine tax authorities, they are subject to further rulemaking and interpretation, which may adversely affect the tax treatment of our common shares and/or ADSs. Also, the amended law had established an income tax at a rate of 10% in the distribution of dividends; however, this has been repealed by Law No. 27,260.

The income tax treatment of income derived from the sale of ADSs, dividends or exchanges of shares from the ADS facility may not be uniform under the revised Argentine income tax law. The possibly varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders.

In addition, should a sale of ADSs be deemed to give rise to Argentine source income, as of the date of this annual report no regulations are in force regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties, despite the fact that Law No. 27,260 further provides that in such case (i.e. both seller and buyer are non residents) the buyer is in charge of paying the tax.

In this connection, on July 20, 2017, General Resolution (AFIP) 4095-E suspended for 180 days the entry into force of General Resolution 4094-E by which, almost four years after Congress –by virtue of passing Law No 26,893- imposed a capital gains tax on the gains recognized by nonresidents on the sale of shares, quotas or other equity participations in Argentine companies as well as “other securities” of Argentine residents, the AFIP had implemented a payment mechanism for resident and nonresident buyers. The new resolution, currently suspended, was applicable to transactions that occurred on or after September 23, 2013.

Therefore, holders of our common shares, including in the form of ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

Holders of our ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings.

We will not treat the holders of our ADSs as one of our shareholders and the holders of our ADSs will not have shareholder rights. The ADS depositary will be the holder of the common shares underlying your ADSs and ADS holders may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the ADS depositary with respect to the underlying common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in the CNV´s website, an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange (“BCBA”), and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the ADS Depositary. If requested by us, the ADS depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the ADS depositary as to voting the common shares represented by their ADSs. Under the deposit agreement, the ADS Depositary is not required to carry out any voting instructions unless it receives a legal opinion from us that the matters to be voted would not violate our by-laws or Argentine law. We are not required to instruct our legal counsel to give that opinion. Due to these procedural steps involving the ADS Depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares and common shares represented by ADSs may not be voted as ADS holders desire.

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

Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the ADSs.

The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that the Argentine government will not take measures in the future. In such a case, the ADS Depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid.

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

We may not pay any dividends.

In accordance with Argentine corporate law, we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our Audited Financial Statements prepared in accordance with IFRS. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote present at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Our ability to pay dividends is limited by law and our by-laws.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our audited financial statements. Our ability to generate retained earnings is subject to the results of our operations. Therefore, our ability to pay dividends is subject to the compliance with the Argentine Corporate Law.

Item 4. Information on the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, and our commercial name is “Cresud.” We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anónima) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia), on February 19, 1937 under number 26, on page 2, book 45 of National By-laws Volume. Pursuant to our bylaws, our term of duration expires on July 6, 2082. Our headquarters are located at Moreno 877, 23rd Floor (C1091AAQ), Ciudad Autónoma de Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar.

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

On May 2, 2006, BrasilAgro’s shares were listed on the Novo Mercado of the Brazilian Stock Exchange (“BOVESPA”) with the symbol AGRO3.

As of June 30, 2017, we held a 43.43% interest in Brasilagro’s stock capital.

In March 2008 we concluded a capital increase of 180 million shares. As a result, 180 million shares offered at the subscription price of US$1.60 or Ps.5.0528 per share were fully subscribed, in the local and international markets. In addition, each shareholder received, without additional cost, one warrant for each share subscribed. See Item 9 “The Offer and Listing – A. Offer and Listing Details - Stock Exchanges in which our securities are listed.” This capital increase allowed us to expand our international operations to Paraguay and Bolivia.

As part of a series of transactions that implied a further expansion of the Company’s agricultural and cattle raising business in South America, in July 2008, the Company purchased, through various companies, 12,166 hectares located in Santa Cruz de la Sierra, Republic of Bolivia, for a total price of US$ 28.9 million. On the other hand, in September 2008, the Company entered into a series of agreements for accessing the real estate, agricultural and cattle raising and forestry markets of the Republic of Paraguay. Under these agreements, a new company was organized together with Carlos Casado S.A., named Cresca S.A. (“Cresca”), in which the Company held a 50% interest and acted as adviser for the agricultural, cattle raising and forestry exploitation of a 41,931-hectare rural property and up to 100,000 additional hectares located in Paraguay under a purchase option already exercised, which expired in 2013.

In November 2012, Brasilagro’s shares became listed as Level II ADRs on the NYSE, under the ticker LND.

In December 2013, Cresud sold to its subsidiary Brasilagro its entire interest in Cresca, representing 50% of its stock capital.

As of June 30, 2017, we had a 63.76% equity interest in IRSA (without considering treasury shares). IRSA is one of Argentina’s largest real estate companies and is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping malls and luxury hotels. A majority of our directors are also directors of IRSA.

In October 11, 2015, continuing with our strategy of expansion and diversification in the international markets, we gained control of the Israeli conglomerate IDBD. IDBD is one of the largest and most diversified holding companies in Israel. Through its subsidiaries, associates, joint ventures and other investments, IDBD is engaged in numerous markets and industry sectors in Israel and other countries, including real estate (PBC), supermarkets (Shufersal), insurance (Clal), and telecommunications (Cellcom). The Company is listed on the Tel Aviv Stock Exchange (“TASE”) as a “Debentures Company” pursuant to Israeli law, as it has publicly listed bonds. As a result of the consolidation of this investment in the Company’s financial statements, we decided to break down IRSA’s reporting into an Operations Center in Argentina and an Operations Center in Israel. From the Operations Center in Argentina, IRSA manages its businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust Hotel REIT. From the Operations Center in Israel, IRSA manages IDBD.

In October 2016, Brasilagro and Carlos Casado executed an agreement whereby they proposed to put up for sale, for a term of 120 days, all Cresca’s real property for a price of at least US$ 120 million, or 100% of Cresca’s outstanding shares, or to divide Cresca’s assets. As no bids for the shares and/or the real property were received, the shareholders Carlos Casado S.A. and Brasilagro started a corporate reorganization and asset division process. In June 2017, the shareholders’ meeting resolved upon the spin-off and amendment of the bylaws intended to implement the spin-off procedure. Moreover, the shareholders reached an agreement on the most equitable method for balancing and distributing their respective contributions and receivables. As of the date of this report, we were in the process of completing all relevant steps to conclude the spin-off.

Significant acquisitions, dispositions and development of business

Agricultural business

Sale and purchase of Farmlands

Cuatro vientos

On June 30, 2017, Yatay Agropecuaria S.A. sold to an unrelated third party the establishment “Cuatro Vientos,” which includes 2,658 hectares devoted to sugarcane and agricultural activity, located in the Department of Santa Cruz in Bolivia. The transaction totaled US$14.23 million (US$/ha. 5,280) (equal to Ps.222 million); to date, US$7.42 million have already been paid, with the remaining balance of US$6.85 million being secured by a first lien mortgage. The outstanding balance becomes due on December 28, 2017 together with the discharge of mortgage. During the year 2017 the Company recorded a profit before tax of US$4.5 million (equivalents to Ps.76.2 million) as result of this transaction.

Finca Mendoza

On June 8, 2017, Cresud and Zander Express S.A. (co-owners with 40% and 60% interests, respectively) executed a conveyance deed with Simplot Argentina S.R.L. for the sale of 262 hectares of the plot of land located on National Route 7 of the city of Luján de Cuyo, Province of Mendoza. The total price is US$2.2 million, which were fully paid upon execution of the deed. The Company recorded a gain of Ps.11.8 million as result of this transaction.

Jatobá

In June 2017, Brasilagro sold 625 hectares of the property Jatobá located in Jaborandi, Bah’a. The transaction price was fixed at 300 bags of soy per hectare or R$10.1 million (equal to Ps.41 million); so far, R$877 million have already been paid, with the outstanding balance being payable in five annual installments starting in July 2017. The Company has recognized gains of Ps.32.1 million as result of this transaction.

Araucária

In March 2017, Brasilagro sold part of the establishment Araucária. The agreement sets forth the sale of 274 hectares, of which 196 are developed and productive hectares. The sale price amounts to 1,000 bags of soybeans per hectare, or R$13.2 million (equivalents to Ps.48 million), of which so far 39,254 bags of soybeans have been collected, equivalent to R$2.4 million; and the balance will be paid in four annual installments. The Company has recognized gains of Ps.29.9 million as result of this transaction.

In May 2017, Brasilagro sold part of the establishment Araucária, a farmland located in the municipality of Mineiros. The agreement sets forth the sale of 1,360 hectares, of which 918 are developed and productive hectares. The sale price was fixed at 280 bags of soy per hectare or R$17 million (equal to Ps.67 million). So far, 35% of the transaction price has been paid during 2017, with the remaining balance being payable in five annual installments. The Company has recognized gains of Ps.37.4 million as result of this transaction.

São José

In February 2017, Brasilagro entered into a sale and sharecropping agreement for a farmland property located in the municipality of São Raimundo das Mangabeiras, in the state of Maranhão. The sale agreement consists in the acquisition of 17,566 hectares, of which 10,000 are developed and productive lands that will be used for farming. The remaining 7,566 hectares consist of permanent conservation and legal reservation areas. The purchase price is R$100 million, which will be paid in full upon fulfillment of certain prior conditions by sellers. The sharecropping consists of 15,000 hectares of cultivable and developed land, already planted mostly with sugar cane. The agreement is valid for 15 years and renewable for another 15-years

El Invierno and La Esperanza

On July 5, 2016, Cresud has sold “El Invierno” and “La Esperanza” establishments of 2,615 hectares of agricultural activity located in “Rancul,” province of La Pampa. The total amount of the transaction was fixed at US$6 million, US$5 million of which have been paid while the remaining balance of US$1 million secured by a mortgage on the property will be paid in five equal, consecutive, annual installments, with the last being due in August 2021. The Company has recognized gains of Ps.71.6 million as result of this transaction.

Cremaq

On June 10, 2015, Brasilagro sold the remaining area of 27,745 hectares of Cremaq field, an establishment, located in the municipality of Baixa Grande do Ribeiro (Piaui). The transaction price was R$270 million (equivalents to Ps.694 million), which has already been fully cashed. During the year 2015, the Company recognized a profit of Ps.525.9 million as result of this transaction.

Due to a contractual condition not yet fulfilled on the transaction date, related to obtaining a license for deforestation of an additional area, part of such proceeds had not been accounted for yet. In March 2017, the Company complied with such condition and recognized a gain of Ps.21 million.

La Fon Fon II

On October 17, 2013, Yuchán signed a purchase-sale agreement involving a sale subject to retention of title involving 1,643 hectares of “La Fon Fon II" for an overall amount of US$7.21 million (equivalents to Ps.59 million). As of the balance sheet date, the amount of US$7.1 million has been collected, and the remaining balance amounts to US$0.12 million that will be cancelled in 2 installments, starting in December this year, and concluding in December 2017. Under the contract, the conveyance will be recorded with the Registry once the price has been fully paid off. On June 24, 2015, possession was granted by Yuchán. During the year 2015 the Company recognized a profit before tax of US$2.7 million (equivalents to Ps.24.6 million) as result of this transaction.

Cresca Spin-Off

On October 5, 2016, Brasilagro and Carlos Casado entered into an agreement whereby they agreed to offer for sale, for a term of 120 days, all of the real property owned by Cresca at a price of at least US$120 million or 100% of the outstanding shares of Cresca or divide Cresca’s properties. In the absence of offers to buy shares and/or real property, the shareholders Carlos Casado and Brasilagro started a corporate reorganization to divide the assets among them. In this context, in December 2016, they entered into several agreements that provided the terms that would govern the transfer of personnel, movable property, real property and the spin-off process. The parties also entered into a lease agreement with the Palmeiras Company, whereby they granted the latter possession over the real property. On June 8, 2017, the Shareholders’ Meeting resolved the spin-off and amendment of corporate bylaws, thus continuing with the spinoff process.

As of the date of this report, we have published certain public notices required by law and the term established by applicable law for objections is already running. The shareholders have agreed on the method deemed to balance their corresponding contributions and receivables in the joint venture, in order to distribute the benefits as agreed.

Urban properties and investments business

Operation Center in Argentina

Purchase Philips Building

On June 5, 2017, IRSA CP acquired the Philips Building located in Saavedra, Autonomous City of Buenos Aires, next to the DOT Shopping Mall. The building has a constructed area of 10,142 square meters and is intended for office development and lease. The transaction was priced at US$29 million, which was fully paid up as of June 30, 2017. Furthermore, the Company has entered into an agreement with the seller, for the use of the building for a term of 7 months and 15 days, which is set to expire automatically on January 19, 2018.

Capital increase in Condor

In January 2017, Condor issued 150,540 new warrants in favor of RES with the right to one share each, at an exercise price of US$0.001 million per share, maturing in January 2019. The new warrants replace the previous 3,750,000 warrants, which granted a right to one share each, at an exercise price of US$1.92 million per share, maturing on January 31, 2017. It should be noted that the new warrants cannot be exercised should the interest in Condor exceed 49.5% as a result of the exercise. Additionally, the Company exercised the conversion right of 3,245,156 series D preferred shares (with a par value of US$10 each) held by RES, converting them into 20,282,225 common shares of Condor (with a par value of US$0.01 each), i.e., at the conversion price established of US$1.60 per share, which represents a total value of US$32.4 million. Besides, it received 487,738 series E preferred shares that can be converted into common shares at US$2.13 each as from February 28, 2019, and pay dividends on a quarterly basis at an annual rate of 6.25%. RES allocated the considerations paid among the different identifiable net assets of Condor; as a result, it recognized a higher value for property, plant and equipment, a lower value of loans and goodwill in the amount of US$5.69, US$0.27 million and US$6.37 million, respectively.

During February, Condor’s Board of Directors approved a reverse stock split, consisting of one common share for every 6.5 shares issued and outstanding, which was carried out after the market closing on March 15, 2017. The par value of the shares remained at US$0.01 each, while the conversion price of Series E preferred shares became US$13.845 per share and the exercise price of the warrants became US$0.0065 million.

During March 2017, Condor made a public offering of its shares, which resulted in the issuance of 4,772,500 new shares (including 622,500 additional shares for the exercise of one call option granted to the subscribers), at a price of US$10.50 each. The Company did not take part in it.

As a consequence of the events described above, as of June 30, 2017, the Company held 3,314,453 common shares of Condor representing roughly 28.5% of the Condor’s share capital and voting rights. It also held 487,738 series E preferred shares, 23,160 warrants and a promissory note convertible into 97,269 common shares (at US$10.4 per share). The Board of Directors of Condor is formed by 4 directors of the company, 3 directors appointed by Stepstone Real Estate and 2 independent directors. In addition, the voting power held by the company in Condor amounts to 49%, thus keeping significant influence.

BACS

The Company, through Tyrus, entered into a purchase-sale agreement for the subscription of shares of BACS, representing an interest of 6.125% in BACS. The transaction amounts to US$1.35 million. On August 24, 2016 the operation was approved by the BCRA.

The Company, through IRSA, on June 17, 2015, subscribed Convertible Notes, issued by BACS with an aggregate nominal value of Ps.100 million convertible into common stock of BACS. On June 21, 2016 we notified BACS the exercise of the right to convert all of the convertible notes and acquire common shares of BACS. On February 7, 2017, the BCRA approved such conversion, whereby IRSA acquired 25,313,251 shares of common stock of BACS. As a result, on June 30, 2017, the Company holds an interest of 37.72%.

Acquisition of equity interest in EHSA

On July 2016, the Company through IRSA Propiedades Comerciales acquired 20% of EHSA shares, a company of which it already owned 50%, and 1.25% of ENUSA. The amount paid for the acquisition was Ps.53 million. As a result of this, the Company holds 70% of the share capital and voting stock of EHSA. In addition, EHSA holds, both directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. Furthermore, OASA holds 50% of the voting stock of LRSA, a company that holds the rights to commercially operate the emblematic “Predio Ferial de Palermo” in the City of Buenos Aires, where the SRA holds the remaining 50%.

Acquisition of additional interest in Banco Hipotecario

During the year ended June 30, 2015, the Company acquired 3,289,029 additional shares of Banco Hipotecario in a total amount of Ps.14.2, thus increasing its interest in such company from 29.77% to 29.99%, without consideration of Treasury shares. During the year ended June 30, 2016, the Company sold 1,115,165 shares of Banco Hipotecario in a total amount of Ps.7.7 million, thus increasing its interest to 29.91%, without considering treasury shares.

Rigby capital reduction

During the fiscal year 2015, Rigby reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the net proceeds of the sale of the Madison building. The total amount distributed was US$103.8 million, of which the Company received US$77.4 million (US$26.5 million through IRSA International and US$50.9 million through IMadison LLC) and US$26.4 million were distributed to other shareholders. As a result of such reduction, the Company has decided to reverse the corresponding accumulated conversion difference on a pro rata basis, which amounted to Ps.219 million. This reversal has benn recognized in the “Other operating results, net” in the statements of income.

Sale of units in Intercontinental Building

IRSA CP sold 2,693 profitable square meters corresponding to three floors of office and 24 parking lots in the Intercontinental Plaza building to an unrelated third party, the Company still holds 3,876 square meters profitable of the building. The transaction price was US$9 million, which has already been fully paid as of June 30, 2017.

Operation Center in Israel

Sale of Adama

In 2011, Koor (100% owned by DIC) sold 60% of Adama’s shares to China National Agrochemical Corporation (“ChemChina”) and was also granted a non-recourse loan in the aggregate amount of US$960 million, which was secured by the 40% of the shares held by IDBD as of June 30, 2016.

On July 17, 2016, DIC accepted the offer by ChemChina to acquire 40% of Adama’s shares currently held by Koor. In August 2016, Koor and a subsidiary of ChemChina executed the corresponding agreement. The price of the transaction included a payment in cash of US$230 million plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. On November 22, 2016, the transaction was closed and Koor received cash in the amount of US$230 million. The interest in the results of Adama and the finance costs related to the hybrid financial instrument are classified as discontinued operations in the Company’s Consolidated Statements of Income / (Operations) as from July 17, 2016 on a retroactive basis. On June 30, 2017, the Company recorded a gain on the sale of Ps.4,216 million.

Changes in interest in Shufersal

During the fiscal year ended June 30, 2017, the Company – through DIC and several transactions – increased its interest in Shufersal capital stock by 7.7% upon payment of a net amount of NIS235 million (equal to approximately Ps.935 million) and in March 2017, DIC sold 1.38% of Shufersal in an amount of NIS50 million (equal to Ps.210 million as of that date). As of June 30, 2017, the Company held, through DIC, an equity interest of 54.19% in Shufersal.

Share-holding increase in DIC

On September 23, 2016, Tyrus acquired 8,888,888 of DIC’s shares from IDBD for a total amount of NIS100 million (equivalent to Ps.401 million as of that date), which represent 8.8% of the DIC’s outstanding shares at such date.

During March 2017, IDBD exercised all of DIC’s Series 5 and 6 warrants for nearly NIS210 million (approximately equivalent to Ps.882 million as of that date), thereby increasing its direct interest in DIC to nearly 70% of such company’s share capital as of that date and the Company's equity interest to 79.47%. Subsequently, third parties not related to the Company, also exercised their warrants, thus diluting the Company’s interest in DIC to 77.25%.

Partial sale of equity interest in PBC

DIC sold 12% of its equity interest in PBC for a total amount of NIS217 million (approximately equivalent to Ps.810 million); as a result, DIC’s interest in PBC has declined to 64.4%.

Partial sale of equity interest in Gav Yam

On December 5, 2016, PBC sold 280,873 shares of its subsidiary Gav-Yam Land Corporation Ltd. for an amount of NIS391 million (equivalent to Ps.1,616 million as of that date). As a result of this transaction, the Company’s equity interest in Gav-Yam has decreased to 55.06%.

Negotiations between Israir and Sun D’or

On June 30, 2017, IDB Tourism was at an advanced stage of negotiations with Sun D’or International Airlines Ltd. (“Sun D’or”), a subsidiary of El Al Israel Airlines Ltd. (“El Al”), and on July 2, 2017 an agreement was signed, which consists of:

●
Israir will sell the aircraft it owns through a sale and lease back agreement for an estimated value of US$70 million.
●
Israir will repay a loan owed to IDB Tourism in the amount of US$18 million;
●
Following the repayment of the loan and the sale of airplanes mentioned above, IDB Tourism will receive un to US$45 million (which includes a loan of up to US$8.8 million to be discharged through the distribution of dividends of Sun D’ Or), plus a 25% of Sun D´Or shares, with El Al holding a 75% of the shares of such company;
●
The parties will enter into a shareholder agreement that would give El Al a call option (and a sale option to IDB Tourism) for the acquisition of Sun D’Or’s shares in accordance with a price and terms that will be established in due course.

As a consequence of this agreement, the Company’s Financial Statements as of June 30, 2017 present the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS56 million (approximately equivalent to Ps.231 million as of December 31, 2016 when it was reclassified to discontinued operation), as a result of measuring these net assets at the estimated recoverable value. The transaction is subject to (i) approval by the Anti-Trust Authority; (ii) Sun D´Or´s and Israir’s equity as of December 31, 2017 may not be negative in their related Financial Statements and Israir’s tangible equity should not be lower than US$7 million; (iii) the validity and effectiveness of licenses held by Israir as granted by the Civil Aviation Authority and Transportation Ministry; (iv) the sale of the airplanes indicated above; (v) the execution of collective bargaining agreements with pilots, etc. The transaction is expected to close by the end of 2017.

Agreement for New Pharm acquisition

On April 6, 2017, Shufersal entered into an agreement with Hamashbir 365 Holdings Ltd. (“the seller” or “Hamashbir”) for the purchase of the shares of New Pharm Drugstores Ltd. (“New Pharm”), representative of 100% of said company’s share capital, for an amount of NIS130 million (equivalent to Ps.611 million), payable upon execution of the transaction, which is subject to fullfilment, inter alia, with the following conditions:

●
Approval by the Antitrust Authority. Should the approval not be obtained within the 3 months following the date the request is filed (extendable for one additional month under certain circumstances), the agreement will be automatically terminated, unless the parties agree on a term extension.
●
The discharge and termination of all the existing guarantees of New Pharm over the liabilities of the companies Hamashbir’s Group, and the discharge and invalidation of all the existing guarantees of the companies Hamashbir’s Group over the liabilities of New Pharm.

Upon execution of the agreement, a non-competition clause will be signed. As of the date of issuance of this annual report, none, any of the conditions previously mentioned have yet been fulfilled.

On August 30, 2017, Shufersal and the seller agreed to extend the approval of the Antitrust Authority until September 14, 2017 and compliance with conditions precedent and delivery of Financial Statements until September 30, 2017. On September 6, 2017, the Antitrust Authority approved the merger between Shufersal and New Pham subject to certain conditions.

After the approval of the Antitrust Authority, on September 28, 2017, the parties signed an addendum to the agreement which states that nine New Pharm stores will be sold to a third party and a Shufersal store to another. The consideration for the sale of New Pharm stores will be received by New Pharm prior to the merger, which will change the purchase price of the transaction but not significantly. The last date to sign the purchase agreement was stipulated to be on November 30, 2017 and the execution date on December 31, 2017.

IDBD

a)
Acquisition of Control

On May 2014, the Company, acting indirectly through Dolphin, acquired jointly with ETH an aggregate number of 106.6 million common shares in IDBD, representing 53.30% of its stock capital, within the debt restructuring process of IDBH, IDBD’s parent company, with its creditors (the “Arrangement”). Under the terms of the agreement entered into, Dolphin acquired a 50% interest in this investment, and ETH acquired the remaining 50% and both entities entered into a shareholders' agreement. The total initial investment amount was NIS950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date. On May 2015, ETH launched the BMBY mechanism provided in the Shareholders’ Agreement, clause, which establishes that each party of the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be), the shares it holds in IDBD at a fixed price. In June 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the offer were resolved through an arbitration process brought by the parties, on September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA were entitled to buy the shares pursuant to the BMBY process, and consequently; (ii) the buyer might fulfilled all of the commitments included in the seller’s Arrangement, including the commitment to carry out Tender Offers; (iii) the buyer might pledged in favor of the Arrangement Trustees the shares that seller had pledged to them. Notwithstanding the foregoing, there is an arbitration process going on between Dolphin and ETH in relation to certain issues connected to the acquisition of control of IDBD.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD’s shares of stock held by ETH (92,665,925 shares) at a price equal to NIS 1.64 per share. Consequently, the Shareholders’ Agreement ceased and members of IDBD’s Board of Directors representing ETH submitted their irrevocable resignation to the Board. Subsequently, Dolphin appointed new members to the Board. Additionally, on the same date, Dolphin pledged the additional shares acquired.

Later on, following the exercise of the BMBY, Dolphin entered into an option agreement with IFISA that grants Dolphin the right, but not the obligation, to acquire the shares in IDBD which IFISA had acquired in the BMBY process, at a price of NIS 1.64 per share plus an annual interest rate of 8.5%. The option may be exercised within two years counted from the execution date. Additionally, Dolphin is entitled to a first refusal right in case that IFISA agrees to sell these shares to a third party. The option has no value as of June 30, 2017.

As a consequence, the Company gained control of IDBD and started to consolidate Financial Statements as from that date. The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

As of October 11, 2015
(in million Ps.)
Fair value of the interest in IDBD’s equity held before the business combination and warrants	1,416
Total consideration	1,416

As of October 11, 2015
Fair value of identifiable assets and assumed liabilities:	(in million Ps.)
Investment properties	29,586
Property, plant and equipment	15,104
Intangible assets	6,603
Joint ventures and investment in associates	9,268
Financial assets and other assets held for sale	5,129
Trading properties	2,656
Inventories	1,919
Income tax credit	91
Trade and other receivables	9,713
Investment in financial assets	5,824
Cash and cash equivalents	9,193
Deferred income tax	(4,681)
Provisions	(969)
Borrowings	(60,306)
Derivative financial instruments, net	(54)
Income tax	(267)
Employee benefits	(405)
Trade and other payables	(19,749)
Total net identifiable assets	8,655
Non-controlling interest	(8,630)
Goodwill	1,391
Total	1,416

The fair value of the investment properties was assessed by qualified independent appraisers. As of the acquisition date, the Company estimates that the recognized assets are recoverable. The value of the non-controlling interest in IDBD has been determined on a proportional basis to the fair value of net acquired assets the fair value of warrants.

Following the control of IDBD, the cumulative currency translation accumulated in equity from the interest held in IDBD before the business combination in the amount of Ps.143 million was recognized in the Income Statement. This result was disclosed under “Other operating results, net” line in the Income Statement.

The income IDBD has generated since October 11, 2015 and that have been disclosed in the Consolidated Income Statement amounts to Ps.28,229 million. IDBD has also incurred in a net loss of Ps.(1,643) million during said period. If IDBD had been consolidated since July 1, 2015, the Company’s Consolidated Income Statement would have shown pro-forma revenues of Ps.49,637 million and pro-forma net loss of Ps.1,651 million.

b)
Acquisition of non-controlling interest

Dolphin was required to carry out the first tranche of tender offers in December 2015. Before expiration of such first tranche, Dolphin and the agreement trustees (the “Trustees”) entered into an extension agreement (the “Extension Agreement”), which was subsequently replaced by the final agreement which was approved by approximately 95% of the non-controlling shareholders of IDBD (excluding IFISA), by warrant holders of IDBD on March 2, 2016 and by the competent court on March 10, 2016. The major amendments to the Agreement were:

(i)
Replacement of the obligation to conduct tender offers, Dolphin acquired all the shares outstanding on March 29, 2016 from non-controlling shareholders of IDBD (except for those held by IFISA) on March 31, 2016. The price paid for each IDBD share held by non-controlling shareholders was NIS1.25 per share in cash plus NIS1.20 per share in bonds of the IDBD Series 9 (the “IDBD Bonds”), which IDBD will issue directly to non-controlling shareholders and holders of warrants. Additionally, Dolphin undertook to pay NIS1.05 per share (subject to adjustments) in cash should Dolphin, either directly or indirectly, gain control of Clal (more than 30% voting interest), or else if IDBD sells a controlling shareholding in Clal (more than 30% to a third party) under certain parameters (the “payment by Clal”), which refers mainly to Clal’s sale price (at a price which exceeds 75% of its book value upon execution of the sale agreement, subject to adjustments) and, under certain circumstances, the proportion of Clal shares sold by IDBD. The obligation to make such contingent payment will only expire if the sale of a controlling interest is completed (more than 30% to a third party), or if Dolphin obtains the control permission from Clal.

(ii)
The warrants held by non-controlling shareholders that had not been exercised until March 28, 2016 expired on March 31, 2016. Each warrant holder was entitled to elect whether: (a) to receive IDBD bonds (based on the adjusted nominal value) in an amount equal to the difference between NIS2.45 per share and the exercise price of the warrants and to receive a payment from Clal; or (b) to receive a payment determined by an independent appraiser.

(iii)
Dolphin granted IDBD a total of NIS515 million through several subordinated loans, for a total amount of NIS348.5 million, in addition to the issuance of IDBD Bonds in the amount of NIS166.8 million, which were used to comply with the liabilities mentioned in (ii). The subordinated loans have the following features: (a) they are subordinated, even in the case of insolvency, to all current or future debts of IDBD; (b) will be reimbursed after payment of all the debts to their creditors; (c) accrue interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (d) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (e) as from January 1, 2016, Dolphin has the right, at its own discretion, to convert the debt balance into IDBD shares, that time, whether wholly or partially, including the interest accrued over the debt until that date (subject to the limit set forth in (iv) below); (f) should Dolphinopt to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, this will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined it by mutual consent and, in the event of a lack of consent, they will be set by the President of the Institute of Certified Public Accountants in Israel.

(iv)
Dolphin pledged IDBD’s shares representing 28% of IDBD's capital stock, as well as all rights in relation to the subordinated loan granted in the amount of NIS210 million in December 2015, until the payment obligation to Clal has been completed or has expired, after which the pledge will be discharged. Should new shares be issued by IDBD, Dolphin will have to pledge additional shares until completing the 28% of all IDBD share capital. This pledge replaces the pre-existing pledge.

(v)
Dolphin agreed not to exercise its right to convert the subordinated loans into shares of IDBD until the pledge described above has been released.

As of the consolidated balance sheet date, the only outstanding payment is that owed to Clal, provided the described conditions are met. Besides, Dolphin is bound to exercise the warrants in the event the following conditions occur jointly: (i) an agreement is reached to renegotiate the debt covenants of IDBD and its subsidiaries and (ii) Clal is taken over. Should both situations take place, the obligation would amount to NIS391 million. The warrants mature on February 10, 2018.

The transaction described above represented the acquisition of an additional interest of 19.28% in IDBD for a total amount of Ps.1,249 million. This resulted in an increase in non-controlling interest of Ps.346 million and an increase in equity attributable to owners of the parent of Ps.234 million. As of June 30, 2017, IRSA’s indirect interest in IDBD was 68.28% without considering dilution.

Capital Expenditures

Our capital expenditures totaled Ps.6,629 million, Ps.2,483 million and Ps.517 million for the fiscal years ended on June 30, 2017, 2016 and 2015, including other property and equipment acquired in business combinations. Our capital expenditures consisted in the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, communication networks, completion of building a shopping mall, construction of real estate and acquisition of land reserves.

Our capital expenditures for the new fiscal year will depend on the prices of real estate, land for agriculture and cattle as well as the evolution of commodity prices.

Fiscal Year Ended June 30, 2017

During the fiscal year ended June 30, 2017, we invested Ps.5,482 million (without considering Ps.1,712 million related to addition of assets due to business combination), mainly as follows: (a) acquisitions and improvements of property, plant and equipment of Ps.2,751 million, primarily i) Ps.737 million in buildings and facilities, mainly in supermarkets in Israel, ii) Ps.711 million in communication networks, and iii) Ps.634 million in machinery and equipment; (b) improvements in our rental properties of Ps.1,204 million, primarily in our operation center in Argentina’s shopping centers; and (c) the development of properties for Ps.1,592 million, mainly in our operation center in Israel.

In addition, our main investments in the agriculture business during the fiscal year 2017 were Ps.1,024 million, mainly due (a) acquisition and development of owner occupied farmland for Ps.731 million (including Ps.652 million of subsidiary Brasilagro); (b) Ps.183 million in bearer plant; (c) Ps.55 million in other furniture and fixtures; (d) Ps.35 million in machinery and equipment; (e) Ps.13 million in vehicles; (f) Ps.1 million in other building and facilities; and (g) suppliers advances for proprieties acquisitions for Ps.6 million.

Fiscal Year Ended June 30, 2016

During the fiscal year ended June 30, 2016, we invested Ps.2,369 million (without considering Ps.44,690 million related to addition of assets due to the business combination with IDBD), corresponding Ps.35 to discontinued operations and Ps.2,334 to continuing operations, as follows: (a) acquisitions and improvements of property, plant and equipment of Ps.1,172 million, primarily i) Ps.379 million in buildings and facilities, mainly in supermarkets in Israel, ii) Ps.310 million in communication networks, and iii) Ps.291 million in machinery and equipment; (b) improvements in our rental properties of Ps.260 million, primarily in our operation center in Argentina’s shopping malls; and (c) the development of properties for Ps.919 million, mainly in our operation center in Israel.

In addition, our main investments in the agriculture business during the fiscal year 2016 were Ps.114 million, mainly due (a) acquisition and development of owner occupied farmland for Ps.65 million (including Ps.37 million of subsidiary Brasilagro), (b) Ps.7 million in machinery and equipment, (c) Ps.3 million in vehicles, (d) Ps.14 million in other building and facilities and, (e) Ps.25 million in bearer plants.

Fiscal Year Ended June 30, 2015

During the fiscal year ended June 30, 2015, we invested Ps.532 million, as follows: (a) improvements at our Sheraton Libertador, Intercontinental and Llao Llao hotels (Ps.1.2 million, Ps.9 million and Ps.4.5 million, respectively), (b) Ps.14 million allocated to advances for the acquisition of investments in general, (c) Ps.35 million related to the acquisition of furniture and fixtures, machinery, equipment, and facilities, (d) Ps.186.5 million related to the development of properties, of which Ps.1.5 million are related to Distrito Arcos and Ps.185 million are related to Alto Comahue, (e) Ps.60.4 million related to improvements in our shopping malls, (f) Ps.5.6 million related to improvements to our offices and other rental properties, (g) Ps.214.6 million related to the acquisition of “La Adela,” (h) Ps.1.6 million related to the acquisition of land reserves.

In addition, our main investments in the agriculture business during the fiscal year 2015 were Ps.199 million, mainly due (a) acquisition and development of owner occupied farmland for Ps.153 million (including Ps.98 million of subsidiary Brasilagro), (b) Ps.8 million in investment properties, (c) Ps.5 million in machinery and equipment, (d) Ps.5 million in vehicles, (e) Ps.9 million in other building and facilities, (f) Ps.1 million in furniture and fixtures and (g) Ps.18 million in bearer plants.

Recent Developments

Cresud’s Recent Developments

Selling of  “La Esmeralda” farmland, Department of Nueve de Julio, province of Santa Fe, Argentina.

On July 21, 2017, we signed a sale agreement with a third party not related for the sale of the entire “La Esmeralda” farmland consisting of 9,352 hectares of agricultural and livestock activity located in the Department of Nueve de Julio, Province of Santa Fe, Argentina.The total amount of the transaction was set at US$19 million (US$ / ha 2,031). US$4 million have been paid to date, US$3 million with the deed and the possession in June 2018 and the remaining balance, secured by a mortgage on the property, in 4 equal and consecutive installments ending in april 2022, which will accrue 4% per annum on balances.

Subscription of addendum to management Agreement

On September 8, 2017, the Company has subscribed an addendum to the consulting Agreement with Consultores Assets Management S.A., by which certain adjustments are made to the scope of the Agreement due to the expansion of Cresuds’ business.

Annual Shareholders’ Meeting

Our annual shareholders’ meeting has been called for October 31, 2017, in order to consider, among others, the following agenda: (i) consideration of documents contemplated in section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2017; (ii) consideration of the destination of the result of the fiscal year ended June 30, 2017 which resulted in a gain for the amount of Ps.1,796,340,361. Consideration of the constitution of legal reserve for the amount of Ps.30,177,781. Consideration of the payment of a cash dividend for up to the amount of Ps.395,000,000; (iii) consideration of Board of Directors’ performance; (iv) consideration of Supervisory Committee’s performance; (v) consideration of compensation payable to the Board of Directors for Ps.59,981,163 (total compensation) for the fiscal year ended June 30, 2017; (vi) consideration of compensation payable to the Supervisory Committee for Ps.600,000 for the fiscal year ended June 30, 2017; (vii) consideration of the appointment of Regular Directors and Alternate Directors, as applicable; (viii) appointment of Regular and Alternate Members of the Supervisory Committee; (ix) consideration of compensation payable to the Certifying Accountant for the fiscal year ended June 30, 2017 for the amount of Ps.4.983.578; (x) treatment of amounts paid as personal assets tax levied on the shareholders; (xi) consideration of the prorogation of the global note program, for up to US$300,000,000 currently in force in accordance with approval of the shareholders' meeting dated October 31, 2012; (xii) ratification of the approval of the extension of the maximum amount of the global note program for an additional amount of US$200,000,000 in accordance with the approved by the shareholders assembly dated October 30, 2015; (xiii) consideration of the delegation to the Board of Directors of the broadest powers to implement the gobal note program prorogation; consideration of the renewal of the delegation to the Board of Directors of the broadest powers to implement the extension of the program amount and / or its reduction and also to establish the time and currency of issuance, and other terms and conditions of the issuance of notes under the global note program.

IRSA’s Recent Developments

Operations Center in Argentina

Selling of IRSA CP’ ADSs

On October 27, 2017, the Company reported that it has completed the sale in the secondary market of 2,560,000 ADSs of IRSA CP, each representing four common shares. The ADSs were exclusively offered and sold outside Argentina. J.P. Morgan served as underwriter for the offering. IRSA holds, after the executed transaction, a 86.5% equity interest in IRSA PC. The proceeds from such  offering will be used for funding current or new investment projects, the payment of dividends, for working capital or repayment of indebtedness, among others.

Metropolitan’s debt refinancing

On October 23, 2017, Metropolitan has extended the term of a non-recurse loan until April 30, 2020 for the amount of US$53.1 million as a result of having canceled US$40 million in cash, of which we have contributed US$20 million, and of having received an additional haircut of US$20 million from the lender bank. In the context of this renegotiation, the interest rate of the loan has been reduced from Libor plus 4% to Libor plus 2%.

Shareholders’ Meeting

IRSA’s 2017 annual shareholders meeting has been called for October 31, 2017, in order to consider, among others:

●
Treatment and allocation of net income for the fiscal year ended June 30, 2017;
●
Payment of a cash dividend for up to Ps.1,400 million.
●
Consideration of appointment of regular and alternate directors due to expiration of term;
●
Creation of a new Global Note Program for the issuance of simple, non-convertible notes, secured or not, or guaranteed by third parties, for a maximum outstanding amount of up to US$350,000,000 (three hundred and fifty million US dollars) (or its equivalent in any other currency) pursuant to the provisions set forth in the Negotiable Obligations Law No. 23,576, as amended and supplemented (the “program”) due to the expiration of the program currently in force.
●
Consideration of (i) delegation to the board of directors of the broadest powers to determine all the program’s terms and conditions not expressly approved by the shareholders’ meeting as well as the time, amount, term, placement method and further terms and conditions of the various series and/or tranches of notes issued thereunder; (ii) authorization for the board of directors to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the creation of the program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes; and (d) carry out any proceedings, actions, filings and/or applications related to the creation of the program and/or the issuance of the various series and/or tranches of notes under the program; and (iii) authorization for the board of directors to sub-delegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.
●
Treatment of amounts paid as personal asset tax levied on the shareholders.

Issue of Series IV Notes

On September 12, 2017, IRSA CP issued the Series IV Notes, for US$140,000,000, bearing a fixed interest rate of 5.00%, which matures on September 14, 2019.

Acquisition Exhibition and Convention Center

On August 4, 2017, IRSA subscribed a concession agreement for the “Exhibition and Convention Center of the City of Buenos Aires,” which was awarded by public auction on July 24, 2017 to a joint venture (Unión Transitoria de Empresa) named “LA RURAL SA - OFC SRL - OGDEN ARGENTINA SA - ENTERPRISE UNIVERSAL SA UNION TRANSITORIA” (the “Joint Venture”). The concession is for the term of 15 years. IRSA owns 70% of EHSA and Diego Finkelstein is the other shareholder with 30% interest. IRSA indirectly holds a 54.25% interest in the Joint Venture. The Exhibition and Convention Center has approximately 22,800 square meters of surface area and can accommodate approximately 5,000 people, with an auditorium plenary room and an auxiliary room, offices and conference center. It consists of three underground levels along an area that sits between the Law School of the University Buenos Aires and Park Thays.

Investment in TGLT S.A.

On August 1, 2017, IRSA acquired 22,225,000 Subordinated Notes Convertible into shares of TGLT S.A. (“TGLT”) for US$22,225,000 (US$1 Nominal Value) due 2027. As a consecuence of this acquisition and in the event of the exercise of the right of conversion by all the holders, IRSA’s holding on TGLT would increase to 13.80%.

Suspention notice

On July 21, 2017, IRSA CP announced that it would not proceed with the announced proposed global offering of 14,000,000 of newly issued common shares and an additional of 14,000,000 shares owned by IRSA.

Sale of BAICOM land reserve

On July 19, 2017, IRSA, acting through a subsidiary, sold to an unrelated third party a land reserve of approximately 6,905 sqm located at Av. P. Ramón Castillo, at the corner of Av. Antártida Argentina, in the neighborhood of Retiro, City of Buenos Aires. This land reserve was owned by BAICOM Networks S.A. (“Baicom”), a company in which IRSA held an indirect controlling interest of 50%.

The transaction amount was US$14,000,000 (US$7 million corresponding to IRSA), and as of the date of this report it has been fully paid.

Operations Center in Israel

Non-binding Offer for Clal

On September 2017, IDBD’s Board of Directors approved IDBD engagement with a non-binding offer with Huabang Financial Holdings Limited to acquire its entire equity interest in Clal, representing 44.9% of its stock capital.

The amount payable will be equivalent to Clal’s shareholders’ equity as reflected in its Financial Statements on the transaction’s closing date. As of June 2017, such amount was approximately NIS 4,880 million.

The transaction is subject to a due diligence process, to be conducted by the purchaser for a term of 60 days after the execution of the memorandum of understanding, and the execution of a binding agreement among the parties, among other requirements.

Moreover, the consummation of the transaction is subject to the approval of Israel’s Capital Market, Insurance and Savings Commission reporting to the Israeli Ministry of Finance.

Transaction for the Purchase of IDBD’s shares in DIC by Dolphin

On August 2017, under the scope of the Concentration Law, Dolphin made a non-binding offer to purchase, all the shares held by IDBD in DIC. On September 2017, IDBD announced that following the negotiations of DIC’s independent board committee the non-binder offer was signed, according to which, IDBD would sell all the shares in DIC, at a price of NIS 16.6 per share (and in total of NIS 1.77 billion in respect of all the shares which will be sold) by means of a debenture that will be issued by the purchaser to IDBD.

IRSA cannot assure that the parties will execute or perform any binding agreement. The offer is subject to the parties’ execution of the final agreements (which is subject to further negotiations) until Novermber 16, 2017 as well as the approval of the transaction by the Companies’ corporate bodies and the fulfillment of additional conditional terms by December 10, 2017. This transaction could significantly extend over time or could fail to be consummated or be consummated under different terms, as it must be approved by IDBD’s corporate bodies and other entities, which could withhold their consent.

Sale of the entire issued and paid-up share capital between Israir (subsidiary of IDB Tourism) and Sun D’or

On July 2017, IDB, IDB Tourism and Israir entered into an agreement with El Al and Sun Dor in an agreement to sell the entire issued and paid-up share capital of Israir to Sun D’or. For more information, see “Significant acquisitions, dispositions, and developments – Negotiations between Israir and Sun D’or.”

Bond Issues

On July 2017, IDBD issued debentures (Series N) for a total gross consideration of approximately NIS 642 million, secured by a lien on the shares of DIC and the interest rate shall be 5.30%, subject to compliance with the financial covenants. The debentures shall mature on 2022.

On October 2017, Gav Yam issued debentures (Series H) for a total gross consideration of approximately NIS 423 million. The debentures shall accrue interest of 2.55% per annum and shall mature on 2034.

Update of rating of DIC’s debentures

On August 2017, Standard & Poor’s Maalot Ltd. updated the forecast of the rating of DIC’s debentures from BBB with a stable outlook for BBB with a positive outlook. In addition, on September 2017 and in connection with the DIC’s trade in offer, as aforesaid, Standard & Poor’s Maalot Ltd. granted ilBBB rating to the issue of debentures of up to NIS 2 billion.

DIC’s second tranche dividend to IDBD

On September 2017 IDB received its share in the second tranche of the dividend in the amount of NIS 128 million.

DIC’s trade in offer

On September 28, 2017 DIC made a partial exchange offer to the holders of DIC’s series F bonds, in return for DIC’s series J bonds (a new series).

DIC’s series J bonds has terms that are materially different from the series F, so this will be treated in accordance with international accounting rules as the repayment of the existing original financial undertaking and the recognition of a new financial undertaking at fair value

As a result of this exchange, DIC registered a loss for the difference between the cancellation and the value of the new debt, in the approximate amount of NIS 459 million (approximately PS. 2,228 at the date of the exchange).

Tax to be paid by PBC

On July 2017, PBC published on the TASE that on July 2017 PBC received tax assessments for the 2012 to 2015 tax years from the Tax Authority, according to which the company is required to pay a tax in the total amount of NIS 172 million (NIS 187 million including linkage differentials and interest as per the date of the report), as a result of the failure to allow the offsetting of losses. PBC intends to appeal those assessments.

Cellcom’s non payment of dividends

On August 2017, Cellcom’s Board of Directors decided not to declare a cash dividend for the second quarter of 2017. In making its decision, the board of directors considered the Cellcom’s dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on Cellcom’s results of operations, and in order to strengthen Cellcom’s balance sheet.

Licences to Modi’in Energy - Limited Partnership

On August 2017, Modi’in Energy - Limited Partnership (“Modi’in”) reported that at the operating committee meeting of the joint venture regarding the license area 391 / “Daniel East” and license 392 / “Daniel West” (together, the “Licenses”), that the Licenses operator recommended the partners of the joint venture to return all the rights in the Licenses to Israel. With that in mind, the general partner in Modi’in decided to return all the participation rights of Modi’in In the licenses to Israel and instructed the management of the General Partner to act accordingly.

Bonds (Series 14 – Use of dividend Funds)

IDBD announced on September 27, 2017, further to the announcement of DIC, dated August 28, 2017 that, regarding a dividend distribution to its shareholders (payment of the dividend’s second tranch), and in accordance with the provisions of the deed of trust for the Company’s bonds (Series 14), the interest payment to the bondholders which was scheduled for October 1, 2017 (and whose effective date was September 24, 2017), in the amount of NIS 5.98 million was paid out of the dividend funds wich were received in the trust account of the trustee for the bondholders. It is noted that the total sum of the dividend funds which were received in the trust account is NIS 74.44 million.

Agreement for the acquisition of New Pharm

On April 2017, Shufersal entered into an agreement for the purchase of New Pharm. See “Significant acquisitions, dispositions, and developments – Agreement for New Pharma.”

B. BUSINESS OVERVIEW

General

We are a leading Latin American agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil, through our investment in Brasilagro, as well as in other Latin American countries. We are currently involved in several farming activities including grains and sugarcane production, cattle raising and milk production. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. In addition, we lease land to third parties and perform agency and agro-industrial services, including a meat packing plant. Our shares are listed on Bolsas y Mercados Argentinos (“ByMA”) and the NASDAQ.

We are also directly and indirectly engaged in the real estate business through our subsidiary IRSA and its subsidiaries and joint ventures, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping malls, premium offices, and luxury hotels in Argentina, as well as the sales and development properties. Also, IRSA has international investments, both in the United States in relation to the lease of office buildings and hotels in that country, and in Israel, through IDBD, one of the largest and most diversified investment groups of Israel, which, participates in numerous markets and industry sectors, including real estate, retail, agroindustry, insurance, telecommunications, among others. IRSA’s shares are listed on the ByMA and the NYSE. We own 63.76% of the outstanding common shares of IRSA and a majority of our directors are also directors of IRSA.

During fiscal years ended June 30, 2017, 2016 and 2015, we had consolidated revenues of Ps.77,918 million, Ps.34,232 and Ps.5,652 million, and consolidated profit from operation, before financing and taxation, of Ps.10,097 million, Ps.20,631 million and Ps.4,929 million, respectively. During the fiscal years ended June 30, 2016 and June 30, 2017, our total consolidated assets increased 20.9% from Ps.199,651 million to Ps.241,446 million, and our consolidated shareholders’ equity increased 32.2% from Ps.37,200 million to Ps.49,173 million.

Following the consolidation of IDBD with our subsidiary IRSA, we decided to report our operations based on our main business lines: “Agricultural Business” and “Urban Properties and Investments Business” derived from our subsidiary IRSA, which is in turn subdivided into two operations centers: “Argentina” (including the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust hotel REIT) and “Israel” (including IDBD).

In fiscal year 2017, the CODM reviews certain corporate expenses associated to all of the agribusiness segments on an aggregate and separate basis, and such expenses have been accounted for under Other Segments and Corporate Activities. As of June 2016 and 2015, the segment information has been modified for comparability purposes with the current fiscal year.

In previous and current year, the Company has changed the presentation of the agricultural business segments which are reviewed by the CODM for a better alignment with the current business vision and the metrics used to such end. Five operating segments (crops, cattle, dairy, sugarcane and agricultural rental and services) have been aggregated into a single operating segment named “Agricultural production”. Management consider for the aggregation the nature of the production processes (growing of biological assets), the methods used to distribute their products and the nature of the regulatory environment (agricultural business).

Our Agricultural business is further comprised of three reportable segments:

●
The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; breeding and/or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers; agricultural services; leasing of the Company's farms to third parties; and planting, harvesting and sale of sugarcane. Our Agricultural production segment had assets of Ps.6,660 million and Ps.4,914 million as of June 30, 2017 and 2016, respectively, representing 95% and 96% of our agricultural business assets at such dates, respectively. Our Agricultural production segment generated loss from operations of Ps.85 million, profit from operations of Ps.413 million and loss from operations of Ps.132 million for fiscal years ended June 30, 2017, 2016 and 2015, respectively, representing (22%), 124% and (27%), of our consolidated profit from operations, from Agricultural Business for such years, respectively
The segment “agricultural production” aggregate the crops, cattle, dairy, sugarcane and agricultural rental and services activities:

●
Our “Crops” activity consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation; the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops activity had assets of Ps.3,742 million and Ps.3,080 million as of June 30, 2017 and 2016, respectively, representing 53% and 60% of our agricultural business assets at such dates, respectively. Our Crops activity generated loss from operations of Ps.200 million, profit from operation of Ps.199 million, and loss from operations of Ps.243 million for fiscal years ended June 30, 2017, 2016 and 2015, respectively, representing (51%), 60% and (50%), of our consolidated profit from operations from Agricultural Business for such years, respectively.

●
Our “Cattle” activity consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle activity had assets of Ps.1,281 million and Ps.870 million as of June 30, 2017 and 2016, respectively, representing 18% and 17% of our agricultural business assets at such dates, respectively. Our Cattle activity generated profit from operations of Ps.63 million, Ps.121 million and Ps.49 million for fiscal years ended June 30, 2017, 2016 and 2015 respectively, representing 16%, 36% and 10%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

●
Our “Dairy” activity consists of breeding and/or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers. Our Dairy activity had assets of Ps.71 million and Ps.87 million as of June 30, 2017 and 2016, respectively, representing 1% and 2% of our agricultural business assets at such dates, respectively. Our Dairy activity generated loss from operation of Ps.6 million and Ps.4 million, for fiscal years ended June 30, 2017 and 2016, representing (2%) and (1%), of our consolidated profit from operations from Agricultural Business for such years, respectively; and profit from operations of Ps.6 million for fiscal year ended June 30, 2015, representing 1% of our consolidated profit from operations from Agricultural Business for such year.

●
Our “Sugarcane” activity consists of planting, harvesting and sale of sugarcane. Our Sugarcane activity had assets of Ps.1,185 million and Ps.759 million as of June 30, 2017 and 2016, respectively, representing 17% and 15% of our agricultural business assets at such dates, respectively. Our Sugarcane activity generated loss from operations of Ps.44 million for the fiscal year ended June 30, 2017, representing (11%) of our consolidated profit from operations from Agricultural Business for such year and profit from operations of Ps.47 million and Ps.12 million for fiscal years ended June 30, 2016 and 2015, respectively, representing 14% and 2%, of our consolidated profit from operations from Agricultural Business for such years.

●
Our “Agricultural rentals and Services” activity consists of agricultural services (for example: irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services activity had assets of Ps.381 million and Ps.118 million as of June 30, 2017 and 2016, respectively, representing 5% and 2% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services activity generated profit from operations of Ps.102 million, Ps.50 million and Ps.44 million for fiscal years ended June 30, 2017, 2016 and 2015, respectively, representing 26%, 15% and 9% of our profit from operations from Agricultural Business for such years.

●
Our “Land transformation and Sales” segment comprises gains from the disposal and development of farmlands activities. Our Land Transformation and Sales segment had assets of Ps.12 million and Ps.18 million as of June 30, 2017 and 2016, respectively, representing 0% and 0% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated profit from operations of Ps.589 million, Ps.10 million and Ps.665 million for fiscal years ended June 30, 2017, 2016 and 2015, respectively, representing 151%, 3% and 137% of our profit from operations from Agricultural Business for such years.

●
The “Other segments and corporate” activity includes, principally, feedlot farming, slaughtering and processing in the meat refrigeration plant; and brokerage activities, among others. Our Others segment and corporate activity had assets of Ps.341 million and Ps.203 million as of June 30, 2017 and 2016, respectively, representing 5% and 4% of our agricultural business assets at such dates, respectively. Our Others segment and corporate activity generated loss from operations of Ps.115 million, Ps.90 million and Ps.47 million for fiscal years ended June 30, 2017, 2016 and 2015, representing (30%), (27%) and (10%) of our consolidated profit from operations from Agricultural Business for such years, respectively. The segment “Other segments and corporate” aggregate the activities Agro-industrial and Others:

●
Our “Agro-industrial” activity consists of feedlot farming and the slaughtering and processing in the meat refrigerating plant. Feedlot farming is distinctive and requires specific care and diets which differ from those provided to free-range cattle. This activity represents a separate operating activity due to the distinctive characteristics of the cattle feedlot system and the industrialized meat processing in the packing plant. Our Agro-industrial activity had assets of Ps.127 million and Ps.71 million as of June 30, 2017 and 2016, respectively, representing 2% and 1% of our agricultural business assets atsuch dates, respectively. Our Agro-Industrial activity generated loss from operations of Ps.111 million, Ps.63 million and Ps.35 million for fiscal years ended June 30, 2017, 2016 and 2015, representing (29%), (19%) and (7%) of our consolidated operating income from Agricultural Business for such years, respectively.

●
Our “Others” activity consists of the aggregation of the remaining operating activities, which do not meet the quantitative thresholds for disclosure. This activity includes the brokerage and sale of inputs activities. Our Others activity had assets of Ps.214 million and Ps.132 million as of June 30, 2017 and 2016, respectively, representing 3% and 3% of our agricultural business assets at such dates, respectively. Our Others activity generated loss from operations of Ps.4 million, Ps.27 million and Ps.12 million for fiscal years ended June 30, 2017, 2016 and 2015, representing (1%), (8%) and (2%) of our consolidated operating income from Agricultural Business for such years, respectively.

We have decided to break down reporting of our Urban properties and investment business into an Operation Center in Argentina and an Operation Center in Israel. From the Operation Center in Argentina, the Company, through IRSA and its subsidiaries, manages the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust hotel REIT. From the Operation Center in Israel, the Company manages IDBD.

Starting in fiscal year 2017, the CODM reviews certain corporate expenses associated to all segments of the operations center in Argentina on an aggregate and separate basis, and such expenses have been accounted for under Financial Operations, Corporate and Others. As of June 2016 and 2015, the segment information has been modified for comparability purposes.

Operation Center in Argentina

We operate our business in Argentina through six reportable segments, namely “Shopping malls,” “Offices and others,” “Sales and developments,” “Hotels,” “International” and “Financial operations, corporate and others” as further described below:

●
Our “Shopping malls” segment includes assets and results from the commercial exploitation and development of Shopping malls, principally comprised of lease and the providing of services related to the lease of commercial facilities and other spaces in the Company’s Shopping malls. Our Shopping malls segment had assets of Ps.28,886 million and Ps.26,696 million as of June 30, 2017 and 2016, respectively, representing 64% and 68% of our urban properties and investments business assets for the Operations Center in Argentina at such dates, respectively. Our Shopping malls segment generated profit from operations of Ps.4,176 million, Ps.17,451 million and Ps.1,998 million, for fiscal years ended June 30, 2017, 2016 and 2015, respectively, representing 64%, 90% and 37%, of our consolidated profit from operations for the Operations Center in Argentina for such years, respectively.

●
Our “Offices and others” segment includes the assets and the operating results of the activity of lease of office space and other rental properties and service revenues related to this activity. Our Offices and others segment had assets of Ps.7,862 million and Ps.5,870 million as of June 30, 2017 and 2016, respectively, representing 18% and 15% of our urban properties and investments business assets for the Operations Center in Argentina at such dates, respectively. Our Offices and others segment generated profit from operations of Ps.1,889 million, Ps.1,504 million and Ps.1,918 million, for fiscal years ended June 30, 2017, 2016 and 2015, respectively, representing 29%, 8% and 36%, of our consolidated profit from operations for the Operations Center in Argentina for such years, respectively.

●
Our “Sales and developments” segment includes assets and the operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent, sales of hotels and other properties included in the International segment. Our Sales and developments segment had assets of Ps.5,473 million and Ps.4,517 million as of June 30, 2017 and 2016, respectively, representing 12% and 12% of our urban properties and investments business assets for the Operations Center in Argentina at such dates, respectively. Our Sales and developments segment generated profit from operations of Ps.810 million, Ps.659 million and Ps.1,295 million, for fiscal years ended June 30, 2017, 2016 and 2015, respectively, representing 12%, 3% and 24%, of our consolidated profit from operations for the Operations Center in Argentina for such years, respectively.

●
Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of Ps.178 million and Ps.174 million as of June 30, 2017 and 2016, respectively, representing 0% and 0% of our urban properties and investments business assets for the Operations Center in Argentina at such dates, respectively. Our Hotels segment generated, profit from operations of Ps.8 million, and losses from operations of Ps.2 million and Ps.13 million, for fiscal years ended June 30, 2017, 2016 and 2015, respectively, representing 0%, 0% and 0%, of our consolidated profit from operations for the Operations Center in Argentina for such years.

●
Our “International” segment primarily includes assets and operating profit or loss from business related to associates Condor and Lipstick. Through these associates, the Company derives revenue from hotels and an office building in United States, respectively. Until September 30, 2014, this segment included revenue from a subsidiary that owned the building located at 183 Madison Ave in New York, United States, which was sold on September 29, 2014. Additionally, until October 11, 2015, this international segment only included results from the investment in IDBD carried at fair value. Our International segment had assets of Ps.572 million and Ps.145 million as of June 30, 2017 and 2016, respectively, representing 1% and 0% of our urban properties and investments business assets for the Operations Center in Argentina at such dates, respectively. Our International segment generated loss from operations of Ps.51 million, for fiscal year ended June 30, 2017; Ps.0 million for fiscal year ended June 30, 2016, and profit from operations of Ps.174 million, for fiscal year ended June 30, 2015, representing (1%), 0% and 3%, of our consolidated profit from operations for the Operations Center in Argentina for such years, respectively.

●
Our “ Financial operations, corporate and Others” segment primarily includes the financial activities carried out by Banco Hipotecario and Tarshop, and other residual financial operations and corporate expenses related to the Operations center in Argentina. Our Financial operations, corporate and Others segment had assets of Ps.1,941 million and Ps.1,703 million as of June 30, 2017 and 2016, respectively, representing 4% and 4% of our urban properties and investments business assets for the Operations Center in Argentina at such dates, respectively. Our Financial operations, corporate and Others segment generated loss from operations for Ps.257 million, Ps.197 million and Ps.26 million, for fiscal years ended June 30, 2017, 2016 and 2015, respectively, representing (4%), (1%) and 0% of our consolidated profit from operations for the Operations Center in Argentina for such years.

Operation Center in Israel

We operate our business in Israel through six reportable segments, namely “Real Estate,” “Supermarkets,” “Telecommunications,” “Insurances” and “Others” as further described below:

●
Our “Real Estate” segment includes mainly assets and operating income derived from business related to the subsidiary PBC. Through PBC, the Company operates rental properties and residential properties in Israel, United States and other parts of the world and carries out commercial projects in Las Vegas, United States. Our Real Estate segment had net assets of Ps.15,327 and Ps.11,102 million as of June 30, 2017 and 2016, respectively, representing 65% and 77% of our operating assets for the Operations Center in Israel at such dates. Our Real Estate segment generated profit from operations of Ps.2,582 and Ps.640 million for fiscal years ended June 30, 2017 and 2016, respectively, representing 81% and 84% of our consolidated profit from operations for the Operations Center in Israel for such years.

●
Our “Supermarkets” segment includes assets and operating income derived from the business related to the subsidiary Shufersal. Through Shufersal, the Company mainly operates a supermarket chain in Israel. Our Supermarkets segment had net assets of Ps.9,282 million and Ps.5,826 million as of June 30, 2017 and 2016, respectively, representing 39% and 40% of our operating assets for the Operations Center in Israel at such dates. Our Supermarkets segment generated profit from operations of Ps.1,619 million and Ps.401 million for fiscal years ended June 30, 2017 and 2016, respectively, representing 51% and 52%, of our consolidated profit from operations for the Operations Center in Israel for such years.

●
Our “Telecommunications” segment includes assets and operating income derived from the business related to the subsidiary Cellcom. Cellcom is a provider of telecommunication services and its main activities include the provision of mobile phone services, fixed line phone services, data and Internet, among others. Our Telecommunications segment had net assets of Ps.6,616 million and Ps.5,688 as of June 30, 2017 and 2016, respectively, representing 28% and 39% of our operating assets for the Operations Center in Israel at such dates. Our Telecommunications segment generated loss from operations of Ps.253 and Ps.71 million for fiscal years ended June 30, 2017 and 2016, respectively, representing (8%) and (9%), of our consolidated profit from operations for the Operations Center in Israel for such years.

●
Our “Insurance” segment includes the investment in Clal. This company is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others. Clal is not fully consolidated on a line-by-line basis with but rather in a single line as a financial instrument at fair value, as required by the IFRS under the current circumstances where no control is exercised since 51% of the controlling shares of Clal are held in a trust following the instructions of the Israel Securities Commission in order to comply with the sale of the controlling shares of Clal; as a result. our Insurance segment had assets of Ps.8,562 million and Ps.4,602 million as of June 30, 2017 and 2016, respectively, representing 36% and 32% of our operating assets for the Operations Center in Israel at such dates. No results are registered for such years.

●
Our “Others” segment includes the assets and income derived from other diverse business activities, such as technological developments, tourism, gas and oil assets, electronics, and others. Our Others segment had negative net assets of Ps.16,058 million and Ps.12,737 million as of June 30, 2017 and 2016, respectively, representing (68%) and (88%) of our operating assets for the Operations Center in Israel at such dates. Our Others segment generated loss from operations of Ps.758 million and Ps.205 million for fiscal years ended June 30, 2017 and 2016, respectively, representing (24%) and (27%), of our consolidated profit from operations for the Operations Center in Israel for such years.

Adama, Israir and Open Sky are presented within discontinued operations, therefore the Company has ceased to present the following segments: (i) Agrochemicals (Adama) and (ii) Tourism (previously included within “Others” segments).

Agricultural Business

As of June 30, 2017, we owned 29 farms with approximately 632,384 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. Approximately 89,919 hectares of the land we own are used for crop production (excluding doble crop production), approximately 88,430 hectares are for Cattle production, 85,000 hectares are for sheep production, 1,036 hectares are for milk production and approximately 7,733 hectares are leased to third parties for crop and cattle beef production. The remaining 360,386 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have developed 22,454 hectares for crop production and 1,451 hectares for cattle production. Also, during fiscal year 2017 ended on June 30, 2017, we leased 71,481 hectares to third parties for crop production and 12,635 hectares for cattle production

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land, and land under concession):

	2017(1)	2016(1)	2015(1)(5)	2014(1)(5)	2013(1)(5)
Crops (2)	193,106	178,617	187,438	201,648	182,513
Cattle (3)	102,516	85,392	88,643	95,160	91,053
Milk/Dairy	1,036	2,231	2,864	2,864	2,780
Sheep	85,000	85,000	85,000	85,000	85,000
Land Reserves (4)	471,437	473,290	467,568	467,532	461,729
Own farmlands leased to third parties	7,733	2,435	10,026	13,111	31,593
Total	860,828	826,965	841,539	865,315	854,668

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

●
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

●
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

●
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

●
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

●
To improve crop production, we use state-of-the-art technology. We invest in machinery and the implementation of agricultural techniques such as direct sowing. In addition, we use high-potential seeds (GMOs) and fertilizers and we apply advanced land rotation techniques. In addition, we consider installing irrigation equipment in some of our farms.

●
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

●
In our milking facility, we have implemented an individual animal identification system, using plastic tags for our cattle and “RFID” tags. We use software from Westfalia Co. which enables us to store individual information about each of our dairy cows.

Increased production.

Our goal is to increase our crop, cattle and milk production in order to achieve economies of scale by:

●
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

●
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

●
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

Operations Center in Argentina

●
Shopping Mall. Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping mall industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets. We attempt to take advantage of the unsatisfied supply in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping malls in urban areas with attractive prospects for growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1,000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

●
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

●
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

●
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

●
International. In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. In 2015, we sold 74.5% of the office building located at Madison Avenue, City of New York, for a total amount of US$185 million, and we have retained a 49.9% equity interest in a US company whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we hold 28.7% of the voting power of the REIT Condor Hospitality Trust and we hold, through Dolphin Fund, a 68.3% stake in the Israeli company IDBD, one of the largest and most diversified investment groups of Israel, which, through its subsidiaries, participates in numerous markets and industry sectors, including real estate, retail, agroindustry, insurance, telecommunications, etc. We intend to continue evaluating -on a selective basis- investment opportunities outside Argentina as long as they offer attractive investment and development opportunities.

●
Financial Operations and Other. Through our investment in Banco Hipotecario, the main mortgage-lending bank in Argentina, we believe that we are able to achieve good synergies in the long term with a developed mortgage market.

Operations Center in Israel

IDBD is one of the largest and most diversified holding companies in Israel. Through its subsidiaries, associates, joint ventures and other investments, IDBD is engaged in numerous markets and industry sectors in Israel and other countries, including real estate (Property & Building Corporation), supermarkets (Shufersal), insurance (Clal Holdings Insurance Enterprises, hereinafter Clal), and telecommunications (Cellcom). The company is listed on the TASE as a “Debentures Company” pursuant to Israeli law, as it has publicly listed bonds.

●
Real Estate (PBC). Property & Building is engaged in the operation of rental properties, which is its main line of business, and the construction of residential properties in trendy areas in Israel and other places in the world. In the rental properties segment, Property & Building is the exclusive owner of the HSBC building located on Fifth Avenue in Manhattan. The building has a surface area of approximately 80,000 square meters, and at present it is fully occupied.

●
Supermarkets. Shufersal is the owner of the largest supermarket chain in Israel in terms of sales. In the past years, Shufersal introduced and keeps developing strategic procedures and structural changes for optimizing results, strengthening its leading position in the market and addressing the challenges posed by its business and the regulatory environment. Since April 1, 2013, Shufersal split its real estate operations from its retail business, and Shufersal Real Estate Ltd. was organized as a wholly-owned subsidiary whose assets included branches leased to Shufersal and real estate assets leased to third parties. Shufersal is also member of an association that provides consumer financing, offers credit cards to the general public, extends non-banking loans and grants other benefits to customers. Over the past years, Shufersal continued rolling out its business plan geared towards creating a commercial and operating infrastructure capable of growing during the coming years, increasing competitiveness, offering more value to its customers and improving services. Under its business plan, Shufersal keeps on expanding and strengthening its brand and speeding up the development of its digital platforms, led by the “Shufersal Online” system, promoting new and supplementary operations in the industries it operates, and making progress in the rationalization of its real properties, including the closing and reduction of existing branches and the opening of new branches.

●
Telecommunications (Cellcom). Cellcom operates and sells diverse communication services to its customers. Cellcom’s main activities include the supply of mobile communication services. Besides, Cellcom provides ancillary services, such as content and data services, sells handsets and renders telephone repair services. Moreover, Cellcom offers (including through its subsidiary Netvision) fixed-line phone services, data communication services to commercial clients and communications operators, Internet connectivity services, international telephone services and additional services such as conference call, cloud and information security services. In addition, Cellcom offers Internet TV services to its private customers through Netvision’s systems.
Cellcom operates in a highly competitive environment. The pillars of Cellcom’s business strategy include: offering comprehensive solutions for the supply of fixed-line and mobile communication services, increasing the fixed-line phone services offered and streamlining its expenditure structure, if necessary, even by adopting rationalization measures.

●
Insurance (Clal Insurance). This company, which is one of the largest insurance groups in Israel, is mainly engaged in pension and social security insurance. It has assets under management for approximately US$43 billion.

●	Others. Includes the assets and income from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities.

Our Principal Business Activities

During fiscal year ended June 30, 2017, we conducted our operations on 29 owned farms and 52 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time.

The following chart illustrates, for the fiscal year ended on June 30, 2017, the surface area, in hectares, disclosed by activity (including doble crop production):

The following chart illustrates, for the fiscal year ended on June 30, 2017, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

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

Several important intermediaries, with whom we usually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a large number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainagecharacteristics during the different rain cycles) and detailed comparative data regarding neighboring farms (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production potential of the land and capital appreciation potential. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and create potential for capital appreciation.

The following chart shows certain information concerning our land acquisitions for each of the last 10 fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Amount of Acquisitions (Ps. million)
2007 (1)	1	7.3
2008 (2)	2	4.5
2009 (3)	7	133.2
2010 (4)	1	5.0
2011 (5)	3	61.5
2012	-	-
2013	-	-
2014	-	-
2015	-	-
2016	-	-
2017(6)	1	550.0

(1)
Includes the acquisition of “8 de Julio” farmland of 90,000 hectares.
(2)
Includes the acquisition of the remaining 25% of “La Adela” farmland of 18 hectares and 80% of “La Esperanza” farmland of 980 hectares.
(3)
Includes the acquisition of “Estancia Carmen,” “Puertas de Luján,” “Las Londras,” “San Cayetano,” “San Rafael,” and “La Fon Fon” farmlands and 50% of “Jerovia” farmland, of 10,911, 115, 4,566, 883, 2,969, 3,748 and 20,966 hectares, respectively.
(4)
Includes exercise of the option over 50% of the “Jerov’a” farmland of 3,646 hectares.
(5)
Includes the acquisition of “La Primavera” and “4 Vientos” farmlands of 2,341 hectares and 2,659 hectares, respectively. In addition, it includes the acquisition of 943 hectares of the Mendoza farmland.
(6)
Includes Brasilagro´s acquisition of “São José” farmland of 17,566 hectares.

On February 7, 2017, Brasilagro purchased the São José farm, with a surface area of 17,566 hectares intended for agricultural use (10,000 productive hectares), located in the District of São Raimundo das Mangabeiras, State of Maranhão, for Ps.550 million. In addition to the hectares owned by the company, 15,000 hectares intended for sugarcane production have been leased.

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

The following chart shows certain information concerning our land sales for each of the last 10 fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Gross Proceeds from Sales (Ps. million)	Profit(1) (Ps. million )
2007 (1)	3	29.9	22.3
2008 (2)	2	23.0	20.0
2009 (3)	2	2.0	1.9
2010 (4)	1	18.6	13.7
2011 (5)	2	84.5	54.6
2012 (6)	3	118.3	63.2
2013 (7)	4	332.6	149.6
2014 (8)	2	148.5	91.4
2015 (9)(10)	4	814.3	569.6
2016	-	-	-
2017(11)	6	479.9	280.0

(1)
Includes the sale of 20,833 hectares of “Tapenagá” farmland and the partial sale of 14,516 hectares of “Los Pozos” farmland and 50 hectares of “El Recreo” farmland.
(2)
Includes the partial sale of 4,974 hectares of “Los Pozos” farmland and the partial sale of 2,430 hectares of “La Esmeralda” farmland.
(3)
Includes the partial sale of 1,658 hectares of “Los Pozos” farmland and the partial sale of 1,829 hectares of “El Recreo” farmland.
(4)
Includes the sale of 12,071 hectares of “Tali Sumaj.”
(5)
Includes the sale of “La Juanita” farmland, of 4,302 hectares, and the partial sale of 910 hectares of “La Fon Fon.”
(6)
Includes the sale of 2,447 hectares of “San Pedro” farmland, the partial sale of 1,194 hectares of “La Fon Fon” farmland, and the partial sale of 115 hectares of “Puerta de Lujan” farmland.
(7)
Includes the sale of 14,359 hectares of “Horizontina” farmland, the partial sale of 394 hectares of “Araucaria” farmland, the partial sale of “Cremaq” farmland of 4,985 hectares, and the partial sale of 5,613 hectares of La “Suiza” farmland.
(8)
Includes the sale of 883 hectares of “San Cayetano” farmland and the partial sale of 1,164 hectares of “Araucaria” farmland.
(9)
Includes the sale of 1,058 hectares of “La Adela” farmland, 24,624 hectares of “Chaco Paraguayo” farmland, 1,643 hectares of “Fon Fon” farmland and the remainder sale of 27,745 hectares of “Cremaq” farmland.
(10)
The sale of “La Adela” to our subsidiary IRSA was a transaction between related parties and generated therefore no results under the IFRS and it was not included in the gain from disposition of farms for Ps.569.6 million.
(11)
Includes the sale of three farmlands and three parcial sales of farmlands.

Concerning the sale of farmlands, while in 2016 we had not closed any transactions in light of the adverse effect on the farmland sale market caused by the controls on capitals that prevailed until December 2015 and the profitability equation of the industry, at the beginning of this year we saw a recovery in the farmland purchase and sale business motivated by the favorable policies implemented by the current administration, coupled with the partial amendment to the law on foreign ownership of land, which eased restrictions on foreign ownership percentages and simplified transaction registration proceedings.

During the first quarter of fiscal year 2017, we sold the “El Invierno” and “La Esperanza” farms, comprising 2,615 hectares used for agriculture and located in the district of “Rancul,” province of La Pampa, Argentina, for US$6 million (US$2,294 per hectare), resulting in an internal rate of return of 4.1% in U.S. dollars. In the fourth quarter of this fiscal year, we sold the entire “Cuatro Vientos” farm located in the Department of Santa Cruz, Bolivia, comprising 2,658 hectares intended for sugarcane and agricultural production, for an amount of US$14.23 million (US$5,280 million per hectare). The transaction resulted in a gain of approximately US$4.5 million, at an internal rate of return of 11.0% in US dollars. Moreover, our subsidiary Brasilagro made partial sales of two of its farms. In May 2017, it sold 1,360 hectares (including 918 productive hectares) of its “Araucaria” farm located in the district of Mineiros, Brazil, for R$17 million (R$18,535 per hectare), and its sale resulted in an internal rate of return of 16.8% in Reais. In the fourth quarter of 2017, Brasilagro sold a fraction of 271 hectares of its Araucaria farm for R$12.9 million, as well as a fraction of 625 hectares (including 500 productive hectares) in the Jatobá farm, located in Jaborandi, State of Bahia, Brazil, for R$10.1 million (R$20,180 per hectare). These fractions of land were valued in the Company’s books at R$3.0 million and R$1.2 million, and resulted in internal rates of return of 20.4% and 16.7%, respectively, in Reais.

After year-end, in July 2017 we executed a preliminary sale agreement for the entire “La Esmeralda” farm, comprising 9,352 hectares intended for agriculture and cattle raising, located in the Department of Nueve de Julio, Province of Santa Fe, Argentina, for US$19 million (US$2,031 per hectare). The gain will be recorded in the next fiscal year, as the execution of the title deed and surrender of possession are expected to occur in June 2018.

Farmland Development

We consider that there is great potential in farmland development where, through the use of current technology, we may achieve similar yields with higher profitability than in core areas.

As of June 30, 2017, we owned land reserves in the region extending over more than 360,386 hectares of own farmlands that were purchased at very attractive prices. In addition, we have a concession 108,095 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

During fiscal year 2017, we conducted our land development business in Argentina mainly in Los Pozos, where we developed 1,588 hectares in Don Isaac module for agricultural use. Moreover, we developed 484 hectares in Agro Riego San Luis and 100 hectares in the Sara module in Los Pozos, for cattle production.

Our developments in Brazil, through our subsidiary Brasilagro, consisted of 9,601 hectares of developed land intended for agriculture.

In connection with our business in Paraguay, we developed, through Cresca, 1,553 hectares for agricultural production.

Area under Development (hectares)	Developed 2015/2016	Developed 2016/2017(1)
Argentina(1)	3,234	2,172
Brazil	3,638	9,601
Paraguay	1,364	1,553
Total	8,236	13,326

(1) 2016/2017 correspond to hectares under Phase II transformation.

Results

The following table shows this segment’s results for fiscal year 2017, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2017	Fiscal Year 2016 (Recast)	Fiscal Year 2015 (Recast)	YoY var 2017 vs. 2016
Revenues	-	-	-	-
Costs	(11)	(9)	(9)	22.2%
Gross Loss	(11)	(9)	(9)	22.2%
(Loss)/Gain from disposition of farmlands	280	(2)	570	-
Profit/(Loss) from operations	589	10	652	5,790.0%
Segment Profit/(Loss)	589	10	652	5,790.0%

Agricultural Production

Crops and Sugarcane

Our crop production is mainly based on grains, oilseeds and sugarcane. Our main crops include soybean, wheat, corn, and sunflower. Other crops, such as sorghum and peanut, are sown occasionally and represent only a small percentage of total sown land.

Production

The following table shows, for the fiscal years indicated, our crop production volumes measured in tons:

Production Volume(1)	FY 2017	FY2016	FY2015	FY2014	FY2013
Corn	302,513	220,234	310,874	155,759	194,870
Soybean	203,526	179,916	279,608	242,349	220,540
Wheat	29,905	15,578	15,990	12,373	4,392
Sorghum	4,922	1,051	1,740	4,502	6,709
Sunflower	3,853	3,053	11,992	5,803	12,437
Other	3,690	6,432	6,999	2,476	5,002
Total Crops (tons)	548,409	426,264	627,203	423,262	443,950
Sugarcane (tons)	1,062,860	1,228,830	928,273	657,547	1,156,848
Cattle herd	7,627	7,714	7,812	6,970	7,723
Milking cows	435	491	524	489	470
Cattle beef (tons)	8,062	8,205	8,336	7,459	8,193
Milk (thousand of liters)	13,968	16,273	17,526	19,320	18,459

(1)	Includes Cresca at 50%. Acres del Sud, Ombú, Yatay and Yuchán Does not include Agro-Uranga S.A.

Below is the geographical distribution of our agricultural production for the last five seasons measured in tons:

2017 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	253,163	35,376	9,410	4,563	302,512
Soybean	127,533	62,829	13,178	(13)	203,527
Wheat	29,905	-	-	-	29,905
Sorghum	44	-	4,879	-	4,923
Sunflower	3,853	-	-	-	3,853
Other	3,690	-	-	-	3,690
Total Grains and Other	418,188	98,205	27,467	4,550	548,410
Sugarcane	-	1,015,303	47,557	-	1,062,860

2016 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	189,708	19,982	3,574	6,969	220,233
Soybean	117,744	26,252	26,415	9,505	179,916
Wheat	15,525	-	53	-	15,578
Sorghum	56	-	697	298	1,051
Sunflower	3,053	-	-	-	3,053
Other	5,367	1,065	-	-	6,432
Total Grains and Other	331,453	47,299	30,739	16,772	426,263
Sugarcane	-	1,075,183	153,648	-	1,228,831

2015 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	253,929	40,102	10,199	6,644	310,874
Soybean	132,101	111,751	30,471	5,285	279,608
Wheat	15,990	-	-	-	15,990
Sorghum	538	-	406	796	1,740
Sunflower	11,992	-	-	-	11,992
Other	6,917	-	-	82	6,999
Total Grains and Other	421,467	151,853	41,076	12,807	627,203
Sugarcane	-	830,204	98,069	-	928,273

2014 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	93,388	50,102	11,445	826	155,761
Soybean	108,088	108,107	20,821	5,334	242,350
Wheat	12,373	-	-	-	12,373
Sorghum	1,367	-	2,487	648	4,502
Sunflower	5,756	-	47	-	5,803
Other	1,926	534	-	16	2,476
Total Grains and Other	222,898	158,743	34,800	6,824	423,265
Sugarcane	-	570,820	86,727	-	657,547

2013 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	145,949	34,630	14,291	-	194,870
Soybean	82,476	106,276	31,601	187	220,540
Wheat	3,111	-	1,281	-	4,392
Sorghum	3,766	-	2,638	305	6,709
Sunflower	12,090	-	347	-	12,437
Other	2,644	2,358	-	-	5,002
Total Grains and Other	250,036	143,264	50,158	492	443,950
Sugarcane	-	1,014,234	142,614	-	1,156,848

Sales

Below is the total volume of grains and sugarcane sold broken down into geographical areas, measured in millions of tons:

	FY2017			FY2016			FY2015			FY2014			FY2013
Volume of Sales(3)	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total
Corn	266.5	0.0	266.5	217.3	37.9	255.2	269.7	0.0	269.7	179.9	0.0	179.9	233.3	37.8	271.1
Soybean	137.8	28.8	166.6	182.5	15.8	198.3	172.9	77.2	250.1	188.9	33.2	222.1	153.4	55.4	208.8
Wheat	11.9	1.5	13.4	17.3	29.3	46.6	7.0	0.1	7.1	11.4	0.0	11.4	10.7	0.0	10.7
Sorghum	5.3	0.0	5.3	1.0	0.0	1.0	1.6	0.0	1.6	3.8	0.0	3.8	5.8	0.0	5.8
Sunflower	4.1	0.0	4.1	10.4	0.0	10.4	5.2	0.0	5.2	9.7	0.0	9.7	10.6	0.0	10.6
Other	3.6	0.0	3.6	5.9	0.0	5.9	1.9	0.0	1.9	6.2	0.3	6.5	14.0	0.1	14.1
Total Grains (tons)	429.2	30.3	459.5	434.4	83.0	517.4	458.3	77.3	535.6	399.9	33.5	433.4	427.8	93.3	521.1
Sugarcane (tons)	554.1	0.0	554.1	1,219.7	0.0	1,219.7	924.5	-	924.5	675.7	-	675.7	1,179.9	-	1,179.9
Cattle herd	6.9	0.0	6.9	8.3	0.0	8.3	8.9	0.0	8.9	8.8	0.0	8.8	9.6	0.0	9.6
Milking cows	1.1	0.0	1.1	0.7	0.0	0.7	0.9	0.0	0.9	0.5	0.0	0.5	0.5	0.0	0.5
Beef-Cattle (tons)	8.0	0.0	8.0	9.0	0.0	9.0	9.8	-	9.8	9.3	-	9.3	10.1	-	10.1
Milk (in millions of liters)	13.3	0.0	13.3	16.9	0.0	16.9	18.8	-	18.8	17.9	-	17.9	13.0	-	13.0

(1) Domestic Market.
(2) Foreign Market.
(3) Includes Brasilagro and Cresca at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Does not include Agro-Uranga.

The following table shows the sown surface area assigned to crop production, classified into owned, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	2017(1)	2016(1)	2015(1)	2014(1)	2013(1)
Own	102,683	112,112	128,795	122,632	127,952
Under lease	71,481	43,309	58,167	58,030	45,624
Under concession	22,454	23,196	21,547	20,986	8,937
Leased to third parties	7,663	2,365	3,267	7,616	18,223
Total	204,281	180,982	211,776	209,264	200,736

(1)	Sown land may differ from that indicated under “Uses of Land,” since some hectares are sown twice in the same season and therefore are counted twice.

	Season
Stock (tons)	2017	2016	2015	2014	YoY var 2017/2016
Corn	31,528	21,233	61,157	17,604	48.5%
Soybean	89,499	69,665	99,972	75,885	28.5%
Sunflower	530	913	8,594	1,825	(41.9%)
Sorghum	16	369	198	522	(95.7%)
Wheat	20,344	4,964	9,377	681	309.8%
Cotton	-	-	-	-	0.0%
Sugarcane	-	-	-	-	0.0%
Other	1,620	2,975	4,500	32,608	(45.5%)
Total	143,537	100,119	183,798	129,125	43.4%

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

Agro-Uranga S.A.

We have a 35.72% interest in Agro-Uranga S.A. (“Agro-Uranga”). This company strives for the optimization of production processes, with special emphasis in soil conservation, the application of rational techniques and care of the environment.

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

The initial duration of lease agreements is typically one crop season. Leases of farms for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or sharecropping agreements with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in local currency. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During fiscal year 2017, we leased to third parties a total of 52 farmlands, covering 87,072 hectares, including 26,718 hectares in Brazil. Out of the total leased area, 71,481 hectares were assigned to agricultural production, including double crops, and 12,635 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of sharecropping agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2017	2016	2015	2014	2013
Crops	71,481	43,309	58,167	58,030	45,624
Cattle	12,635	12,635	13,501	18,549	12,635

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2017, compared to the three preceding fiscal years:

Crops

In millions of Ps.	Fiscal Year 2017	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2017 vs. 2016
Revenues	1,401	1,152	987	837	21.6%
Costs	(2,591)	(1,801)	(1,811)	(1,539)	43.9%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,438	1,059	910	868	35.8%
Changes in the net realizable value of agricultural products after harvest	(74)	208	(34)	(17)	-
Gross profit	174	618	52	149	(71.8%)
General and administrative expenses	(153)	(124)	(125)	(147)	23.4%
Selling expenses	(329)	(216)	(161)	(115)	52.3%
Other operating results, net	108	(74)	(9)	(27)	-
Profit/(Loss) from operations	(200)	204	(243)	(140)	-
Share of profit/(loss) of associates and joint ventures	12	26	1	11	(53.8%)
Activity Profit/(Loss)	(188)	230	(242)	(129)	-

Sugarcane

In millions of Ps.	Fiscal Year 2017	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2017 vs. 2016
Revenues	355	294	198	124	20.7%
Costs	(688)	(517)	(374)	(207)	33.1%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	356	309	218	96	15.2%
Gross profit	23	86	42	13	(73.3%)
General and administrative expenses	(52)	(34)	(20)	(28)	52.9%
Selling expenses	(9)	(8)	(8)	(8)	12.5%
Other operating results, net	(6)	4	(2)	-	-
(Loss)/Profit from operations	(44)	48	12	(23)	-
Activity (Loss)/Profit	(44)	48	12	(23)	-

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June 2017, our cattle aggregated 79,361 heads, and we had a total surface area of 102,516 hectares of own and leased lands devoted to this business activity. In addition, we have leased to third parties 70 hectares assigned to these activities.

During the fiscal year ended June 30, 2017, our production was 8,061 tons, a 28.4% year-on-year increase.

The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	2017	2016	2015	2014	2013
Cattle production(1)	8,061	8,205	8,336	7,459	8,193

(1)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of cattle owned by us.

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

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of head of cattle for each activity:

	2017	2016	2015	2014
Breeding stock	69,669	58,747	52,052	54,808
Winter grazing stock	9,692	11,126	12,102	10,932
Total Stock (heads)	79,361	69,873	64,154	65,740

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

Our emphasis on improving the quality of our herd also includes the use of animal health-related technologies. We comply with applicable national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD.

Direct costs of beef production consist primarily of crops for feeding and dietary supplementation purposes, animal health and payroll costs, among others.

Results

The following table shows this activity’s results for fiscal year 2017, compared to the three preceding fiscal years:

In millions of Ps.	Fiscal Year 2017	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2017 vs. 2016
Revenues	206	178	143	90	15.7%
Costs	(382)	(267)	(225)	(161)	43.1%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	304	254	167	145	19.7%
Changes in the net realizable value of agricultural products after harvest	-	-	-	-	-
Gross Profit	128	165	85	74	(22.4%)
General and administrative expenses	(39)	(20)	(13)	(27)	95.0%
Selling expenses	(24)	(19)	(20)	(14)	26.3%
Other operating results, net	(2)	(2)	(3)	(2)	-
Profit from operations	63	124	49	31	(49.2%)
Activity Profit	63	124	49	31	(49.2%)

Dairy

As of June 30, 2017, we conducted our milk business in the dairy facility located in “El Tigre” farm in the Province of La Pampa, Argentina. We have a milking capacity of 1,472 cows per day and seek to increase total productivity through the application of new technologies including improved genetic management for milk production, strategic feeding plans, based on cattle specific requirements and the use of individual traceability to know the productivity history of each animal. We also use technology applied to the milk business to make more efficient the manual labor by surveying the information supplied by the farm.

Within the process of de-commoditization and technological innovation, we implemented an identification and tracking system in compliance with European and SENASA standards. We also obtained Global Gap and HCCP certification. Our goal in this respect is to distinguish our production and obtain higher prices in production sales.

Our milk production is based on a herd of Holando Argentina dairy cows, genetically selected through the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 days being fed on thebasis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60 to 90 day subsequent period. This process is repeated once a year during six or seven years. The pregnancy rate for our dairy cows is 80-90%.

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

Taking into account this business’ margin and livestock prices, in this fiscal year we started a process to reduce our herd and reallocate part of it to another activity.

The following table sets forth, for the periods indicated, the average number of our dairy cows and average daily production per cow:

	2017	2016	2015	2014
Average dairy cows per day (heads)	1,472	1,951	2,189	2,439
Milk Production/Dairy Cow/Day (liters)	24.68	21.82	21.48	19.69

At the closing of fiscal year 2017, we had 3,580 heads of cattle on 1,036 hectares involved in the production of milk; whereas as of June 30, 2016, we had 5,047 heads of cattle on 2,231 hectares.

Results

The following table shows this activity’s results for fiscal year 2017, compared to the three preceding fiscal years:

In millions of Ps.	Fiscal Year 2017	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2017 vs. 2016
Revenues	97	65	72	54	49.2%
Costs	(180)	(135)	(133)	(104)	33.3%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	87	74	75	63	17.6%
Gross Profit	4	4	14	13	-
General and administrative expenses	(3)	(4)	(3)	(6)	(25.0%)
Selling expenses	(7)	(4)	(4)	(2)	75.0%
Other operating results, net	-	-	(1)	-	-
Profit / (Loss) from operations	(6)	(4)	6	5	50.0%
Activity Profit / (Loss)	(6)	(4)	6	5	50.0%

Leases and Agricultural Services

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

In addition, in this activity we include the irrigation service we provide to our own farms leased to third parties.

Results

The following table shows this activity’s results for fiscal year 2017, compared to the three preceding fiscal years:

In millions of Ps.	Fiscal Year 2017	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2017 vs. 2016
Revenues	137	76	61	29	80.3%
Costs	(26)	(20)	(15)	(17)	30.0%
Gross Profit	111	56	46	12	98.2%
General and administrative expenses	(7)	(3)	(1)	(4)	133.3%
Selling expenses	(1)	(1)	(1)	(1)	-
Other operating results, net	(1)	-	-	-	-
Profit from operations	102	52	44	7	96.0%
Activity Profit	102	52	44	7	96.0%

Agro-industrial Activities

This activity consists in the slaughtering and processing of beef in meat packing plants.

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

During fiscal year 2017, this activity recorded a net loss of Ps.111.0 million compared to a net loss of Ps.63.0 million in the previous fiscal year. Although the business was favored by the new government policies consisting in raising the exchange rate and lowering withholding taxes on beef exports, the positive impact of these measures was offset by a deterioration in the input/product ratios, explained by the fact that livestock prices and labor costs significantly outpaced the rise in beef prices for domestic consumption and in the international markets, as well as the prices of leather, this business’ main by-product.

Results

The following table shows this activity’s results for fiscal year 2017, compared to the three preceding fiscal years:

In millions of Ps.	Fiscal Year 2017	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2017 vs. 2016
Revenues	1,324	966	806	554	37.1%
Costs	(1,303)	(925)	(739)	(480)	40.9%
Gross profit	21	41	67	74	(48.8%)
General and administrative expenses	(43)	(38)	(25)	(17)	13.2%
Selling expenses	(88)	(67)	(77)	(55)	31.3%
Other operating results, net	(1)	1	-	(1)	-
(Loss)/Profit from operations	(111)	(63)	(35)	1	76.2%
Activity (Loss)/Profit	(111)	(63)	(35)	1	76.2%

Other segments and corporate

This activity includes our business through Futuros y Opciones (FyO).

Futuros y Opciones.Com S.A. (FyO)

Futuros y Opciones.com’s main business is grain trading (grain brokerage, storage, futures and options, consulting and logistics services) and sale and distribution of own inputs and third-party products.

As concerns the Crops business, revenues grew thanks to the increase in traded volumes as compared to the previous fiscal year, and the strong growth in trading revenues. The inputs business grew by 95% as compared to the previous fiscal year, reflecting the recovery of the commodities business and the launch of the nutritional specialties business.

During fiscal year 2017, increased efforts were made in the company’s cash flow analysis, generating financial income from the investments made.

FyO continues to invest in systems for the inputs and crops businesses.

Concerning the goals for next year, the Crops business is expected to keep growing at the same pace as in the past years, aspiring to lead the crop trading business and to consolidate storage operations. As concerns inputs, FyO’s goals include consolidating its suite of products, increasing sales, improving margins and focusing business on the sale of nutritional specialties for the soil. Other objectives include becoming a leading company in the knowledge of the crops markets, being digital innovators and expanding the company’s reach into the region through FYO Chile SPA.

Results

The following table shows this activity’s results for fiscal year 2017, compared to the three preceding fiscal years:

In millions of Ps.	Fiscal Year 2017	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2015 vs. 2014
Revenues	399	181	128	12	120.4%
Costs	(296)	(140)	(105)	(101)	111.4%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	-	-	-	-	-
Gross Profit	103	41	23	(89)	151.2%
General and administrative expenses	(66)	(46)	(23)	(11)	43.5%
Selling expenses	(51)	(23)	(13)	(11)	121.7%
Other operating results, net	10	1	1	1	900%
Profit from operations	(4)	(27)	(12)	(110)	(85.2)%
Share of Profit/(loss) of associates and joint ventures	(4)	(3)	-	-	33.3%
Activity (Loss)/Profit	(8)	(30)	(12)	(110)	(73.3)%

Farmland Portfolio

As of June 30, 2017, we owned, together with our subsidiaries, 29 farms, with a total surface area of 632,384 hectares.

The following table sets forth our farm portfolio as of June 30, 2017:

Use of Farmlands Owned and under Concession as of June 30, 2017
	Locality	Province/Country	Date of	Surface Area	Main Business	Cattle	Sheep	Dairy	Agriculture	Cattle
			Acquisition	(has)		(has)	(has)	(has)	(has)	(head)
El Recreo	Recreo	Catamarca	May 95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May ’95	239,639	Cattle/ Agriculture/ Natural woodlands	43,204			13,817	46,250
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,431	Agriculture				1,409
Las Playas (1)	Idiazabal	Córdoba	May ‘97	1,534	Agriculture/ Dairy				1,534
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation				4,380
La Suiza	Villa Angela	Chaco	Jun ‘98	36,380	Agriculture/ Cattle	26,700			3,071	15,020
La Esmeralda	Ceres	Santa Fe	Jun ‘98	9,370	Agriculture/ Cattle	2,000			5,053	2,320
El Tigre	Trenel	La Pampa	Apr ‘03	8,360	Agriculture/ Dairy			1,036	6,695	3,580
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	6,022	Agriculture				4,085
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000			8,099
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	101
Las Vertientes	Las Vertientes	Cordoba	-	4	Silo
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,566	Agriculture				4,367
San Rafael	Santa Cruz	Bolivia	Nov ‘08	2,969	Agriculture				2,824
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,340	Agriculture				1,666
Marangatú/Udra	Mariscal Estigarribia	Paraguay	Feb ‘09	59,490	Agriculture/ Natural woodlands	2,167			7,261	2,432
Finca Mendoza(2)	Lujan de Cuyo	Mendoza	Mar ‘11	270	Natural woodlands
Establecimiento Mendoza	Finca Lavalle	Mendoza	Nov’03	9	Natural woodlands
Jatoba	Jaborandi/BA	Brazil	Oct ‘06	30,981	Agriculture	4,504			14,528	419
Alto Taquari	Alto Taquari/MT	Brazil	Aug ‘07	5,186	Agriculture				3,554
Araucaria	Mineiros/GO	Brazil	Mar ‘07	6,490	Agriculture				4,400
Chaparral	Correntina/BA	Brazil	Nov ‘07	37,182	Agriculture	3,052			13,507
Nova Buruti	Januária/MG	Brazil	Dec ‘07	24,247	Forestry
Preferencia	Barreiras/BA	Brazil	Sep ‘08	17,799	Cattle	6,702				5,793
Sao José	Sao Raimundo das Mangabeiras/MA	Brazil	Feb ‘17	17,566	Agriculture				5,433
Subtotal Own Farms				632,384		88,430	85,000	1,036	97,584	83,913
Agropecuaria Anta SA	Las Lajitas	Salta		132,000		1,451			22,454	4,216
Subtotal Farms under Concession				132,000		1,451			22,454	4,216
Total				764,384		89,881	85,000	1,036	120,038	88,129

(1)
Hectares in proportion to our 35.72% interest in Agro-Uranga
(2)
Hectares in proportion to our 40.00% interest in Finca Mendoza.

Additional information about our Farmlands

Argentina

El Recreo

“El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

Los Pozos

The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2017, we used 13,817 hectares in agricultural production. As of June 30, 2017, there were 46,250 heads of cattle in this farm.

San Nicolás

“San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga, and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2017, 6,519 hectares were planted for agricultural production, including double crops. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

The “Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga. It is located in the Province of Córdoba, and it is used for agricultural purposes. As of June 30, 2017, the farm had a sown surface area, including double crops, of 7,208 hectares for grain production.

La Gramilla and Santa Bárbara

These farms have a surface area of 7,072 hectares in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2016/2017 farm season, a total of 5,843 hectares were sown, 2,009 hectares of which were sown under contractual arrangements with seed producers. The remaining hectares are kept as land reserves.

La Suiza

The “La Suiza” farm has a surface area of 36,380 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2017, “La Suiza” had a stock of approximately 15,020 heads of cattle. During the 2016/17 season, we used 4,058 hectares for agricultural production.

La Esmeralda

The “La Esmeralda” farm has a surface area of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farm was acquired in June 1998. During the 2016/17 farm season, we used 7,011 hectares for production of corn, soybean, wheat, sunflower and sorghum. This farm was sold on July 21, 2017. For more information see “Recent developments - Cresud’s Recent Developments - Selling of “La Esmeralda” farmland, Department of Nueve de Julio, province of Santa Fe, Argentina.”

El Tigre

The “El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,360 hectares. This farm has a high-tech dairy facility where we develop our milk production business in compliance with the highest quality standards. It is located in Trenel in the Province of La Pampa. As of June 30, 2017, 8,051 hectares were assigned to crop production, including double crops, and 1,036 hectares were assigned to milk production. This farm produced 14 million liters of milk in the fiscal year ended June 30, 2017, with an average of 1,472 cows being milked and an average daily production of 24.68 liters per cow.

San Pedro

The “San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre R’os, which is 305 kilometers north of Buenos Aires. In the course of the 2016/2017 farm season, 5,346 hectares were used for agricultural production, including double crops.

8 de Julio and Estancia Carmen

The “8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. “Estancia Carmen” was acquired on September 5, 2008 and has a surface area of 10,911 hectares. It is located in the Province of Santa Cruz, next to our “8 de Julio” farm.

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

Finca Mendoza

On March 2, 2011, the Company purchased, jointly with Zander Express S.A., a rural property composed of thirteen plots of land located in the District of Perdriel, Luján de Cuyo Department, in the Province of Mendoza. As a result of this acquisition, Cresud has become owner of a 40% undivided estate in all and each of the properties, while Zander Express S.A. holds the remaining 60%. The total agreed price for this transaction was US$4.0 million; therefore, the amount of US$1.6 million was payable by Cresud. On June 8, 2017, the Company sold 262 hectares of this plot of land. For more information see “Significant acquisitions, dispositions and development of business - Agricultural business - Sale and purchase of Farmlands – Finca Mendoza.”

Bolivia

Las Londras

On January 22, 2009, the bill of purchase for “Las Londras” farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2016/2017 farm season it was used for crop production.

San Rafael

On November 19, 2008, the bill of purchase for “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2016/2017 farm season.

La Primavera

On June 7, 2011 we acquired “La Primavera” farm, with a surface area of approximately 2,340 hectares. During the 2016/2017 season, this farm was used for crop production.

Brazil (through our subsidiary Brasilagro)

Jatobá

“Jatobá” is a farm in the northeastern region of Brazil, with a total surface area of 31,606 hectares, 12,510 of which are intended for agriculture. Jatobá was acquired in March 2007 for R$ 33 million. We consider that this farm is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia. In June 2017, we sold 625 hectares of this farm. For more information, please see “Significant acquisitions, dispositions and development of business - Agricultural business - Sale and purchase of Farmlands – Jatobá.”

Araucária

“Araucária” is a farm located in the municipal district of Mineiros, in the State of Goiás, and it has a total surface area of 8,124 hectares, 4,020 of which are used for agriculture. Araucaria was acquired in 2007 for R$ 70.4 million. Before we purchased it, Araucária had been used for grain planting. The farm was transformed, and at present it is planted with sugarcane. In march and May, 2017, we sold two fractions of this farm. For more information, see "Significant acquisitions, dispositions and development of business-Agricultural business-Sale and purchase of Farmlands-Araucária."

Alto Taquarí

Alto Taquarí is located in the municipal district of Alto Taquarí, State of Mato Grosso, and it has a total surface area of 5,395 hectares, 3,190 of which are used for agriculture. The farm was acquired in August 2007 for R$ 33.2 million. Before we purchased it, the farm had been used for agriculture and Cattle raising. Following its transformation, it is being used for sugarcane production.

Chaparral

Chaparral is a 37,182 hectare farm, with 14,398 hectares used for agriculture. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007 for R$ 47.9 million.

Nova Buriti

Located in the municipal district of Januária, State of Minas Gerais, Nova Buriti has a surface area of 24,211 hectares. Nova Buriti was acquired in December 2007 for R$ 21.6 million. It is located in the southeastern region of Brazil and it is close to the large iron industries. At present, it is undergoing proceedings for obtaining the environmental licenses required for starting operations.

Preferencia

Preferencia is located in the municipal district of Barreiras, in the State of Bahia. It has a total surface area of 17,799 hectares, 6,566 of which are used for cattle activities. It was acquired for R$9.6 million in September 2008. The farm is being transformed into a pasturing area and will be later developed for agricultural purposes.

Sao José

“Sao José” is a farm located in the municipality of São Raimundo das Mangabeiras, in the state of Maranhão. It has a total surface area of 17,566 hectares, 10,000 hectares of which are arable, have already been develop and will be cultivated with grains. The other 7,566 hectares are permanent preservation and legal reserve areas. The acquisition price is R$100.0 million (R$10,000/ha arable), Additionally, an Agricultural Partnership has been set up, consisting of 15,000 hectares of arable and developed land, already planted mostly with sugarcane. The Agricultural Partnership has a term of 15 years, renewable for another 15 years.

Paraguay (through our subsidiary Brasilagro)

Marangatú /Udra

Cresud, through Brasilagro, who is in turn shareholder of Cresca, holds a 50% undivided interest in the “Marangatú” and “UDRA” farms, located in Mariscal José Félix Estigarribia, Department of Boquerón, Paraguayan Chaco, Republic of Paraguay, totaling 59,490 hectares, of which 7,261 hectares are used for crop production and 2,167 hecatares for cattle production.

Silos

As of June 30, 2017, we had a storage capacity of approximately 25,620 tons (including 35.723% of the storage capacity of over 14,950 tons available at Agro-Uranga).

The following table shows, for the fiscal years presented, our storage facilities:

	As of year ended June 30,
	2017(2)	2016(2)	2015(2)	2014(2)	2013(2)
Las Vertientes (1)	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,341	5,341	5,341	5,341	5,341
Brasilagro	10,279	10,279	10,279	90,200	90,200
Total	25,620	25,620	25,620	105,541	105,541

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

Prices in the beef cattle market in Argentina are basically fixed by local supply and demand. The Liniers Market (on the outskirts of the City of Buenos Aires) provides a standard in price formation for the rest of the domestic market. In this market live animals aresold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Dairy

During fiscal year 2017 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year 2017 our sales from the agribusiness (excluding sales of farms) were made to approximately 500 customers. Sales to our ten largest customers represented approximately 45% to 50% of our net agribusiness sales. Of these customers, our most important customers were Cargill S.A.C.I., Granos Olavarria, Bunge Alimentos S. A. and Amaggi & LD Commodities S.A.. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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

Our storage capabilities allow us to condition and store grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities in Argentina, with capacity for 10,000 tons, are located in “Las Vertientes,” close to Río Cuarto, Province of Córdoba. In addition, we store grains in silo bags. In Brasil we have a storage capacity of 10,279 tons.

Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include: Exportaciones Agroindustriales, Arre Beef S.A., Frigorífico Bermejo, Saenz Valiente y Bullrich and Colombo y Magliano S.A., for prices based on the price at Liniers Market.

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

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of corn and soybean in general take place from March to September. Sunflower is harvested from December to May. Wheat is harvested from October to January. Peanut is harvested from April to July. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in March and October, while wheat and sunflower are harvested between August and September. In Brasil, our crops are harvested from March to May and our sugarcane is harvested from April to November. Other activities, such as our sales of cattle andmilk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Regulation and Governmental Supervision of our Agricultural Business

Argentina

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

The Secretary of Agriculture, Livestock, Fishing and Food Products granted to our subsidiary Sociedad Anónima Carnes Pampeanas up to 1,300 tons to export beef under the Cuota Hilton for the July 2016-June 2017 period.

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

As of June 30, 2017, we owned land reserves extending over 360,386 hectares, which are located in under-utilized areas where agricultural production is not yet fully developed. We also have 108,095 hectares under concession as reserves for future developments. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

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

In addition, the CNV Rules provide that publicly traded companies whose corporate purpose includes environmentally hazardous activities should report to their shareholders, investors and the general public their compliance with the applicable environmental laws and risks inherent to such activities, so as to be able to reasonably assess such hazards.

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

On November 6, 2009, the Argentine Congress passed Law No. 25,675. This law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and sets environmental policy goals. Moreover, Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, the Law sets forth the duties and obligations that will be triggered by any damage to the environment and imposes the obligation to restore it to its former condition or, if that is not technically feasible, to pay a compensation in lieu thereof. The Law also fosters environmental education and provides for certain minimum obligations to be fulfilled by natural and legal persons.

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

Leases

Laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, are applicable to the development and operation of the Company’s properties.

Currently, Argentine law does not specifically regulate shopping mall lease agreements. Since our shopping mall leases generally differ from ordinary commercial leases, we have created provisions which govern the relationship with our shopping mall tenants.

Argentine law imposes certain restrictions on property owners, including:

●
a prohibition to include price indexation clauses based on inflation increases in lease agreements; and

●
a two-year minimum lease term is established for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where they are entered into for a specific purpose expressly stated in the agreement that is usually fulfilled within an agreed shorter term.

Rent Increase

In addition, there are at present contradictory court rulings with respect to whether the rent price can or cannot be increased during the term of the lease agreement. Most of our lease agreements have incremental rent increase clauses that are not based on any official index. As of the date of this document, no tenant has filed any legal action against us challenging incremental rent increases, but we cannot assure that such actions will not be filed in the future and, if any such actions were successful, that they will not have an adverse effect on our company.

Limits on lease terms

Under the Argentine Civil and Commercial Code lease terms may not exceed fifty years, irrespective of the intended use of the property (save in case of residential use, where the maximum term is twenty years). Generally, terms in its lease agreements go from 3 to 10 years.

Early termination rights

The Argentine Civil and Commercial Code provides that tenants of properties may declare the early termination of lease agreements after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent. If the tenant terminates the agreement during the first year of the lease, the penalty is one and a half month’s rent and, if the termination occurs after the first year of lease, the penalty is one month’s rent.

The Argentine Civil and Commercial Code became effective on August 1, 2015 and that, among other rules, it repealed the Urban Lease Law (No. 23,091), which provided for a rule similar to the one described above, but (i) it established the obligation to give at least 60 days’ prior notice of exercise of the early termination right by the tenant; and (ii) it set forth in its Section 29 that its provisions were mandatory. There are no court rulings yet with respect to the new regulations related to: (i) unilateral right to termination by tenant; i.e. whether the parties may waive the tenant’s right to terminate the agreement unilaterally; or in relation to (ii) the possibility of establishing a penalty different from the penalty described above in the event of unilateral termination by the lessee.

Other

Most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. The Argentine Civil and Commercial Procedural Code enables the lessor to pursue collection of outstanding rental payments through an “executory proceeding” upon lessee’s payment default. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings, the origin of the debt is not under discussion; the trial focuses on the formalities of debt instrument itself. The Procedural Code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a notice be given to the tenant demanding payment of the amounts due in the event of breach prior to eviction, of no lessthan ten days for leases for residential purposes, and establishes no limitation or minimum notice for leases for other purposes. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Development and Use of the Land

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building, occupation and environmental regulations. In the City of Buenos Aires, where the vast majority of the real estate properties are located, the Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

Buenos Aires Building Code. The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) supplements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the City of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to assure compliance therewith.

We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

Sales and Ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the new Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to built units or units to be built under this regime, the owner is required to purchase insurance in favor of prospective purchasers against the risk of frustration of the operation pursuant to the agreement for any reason. A breach of this obligation prevents the owner from exercising any right against the purchaser – such as demanding payment of any outstanding installments due – unless he/she fully complies with his/her obligations, but does not prevent the purchaser from exercising its rights against seller.

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility-impaired individuals must be provided for.

Buildings constructed before the enforcement of the Protection for the Disabled Law must be adapted to provide accesses, transit pathways and adequate facilities for mobility-impaired individuals.

Those pre-existing buildings, which due to their architectural design may not be adapted to the use by mobility-impaired individuals, are exempted from the fulfillment of these requirements.

The Protection for the Disabled Law provides that residential buildings must ensure access by mobility-impaired individuals to elevators and aisles. Architectural requirements refer to pathways, stairs, ramps and parking.

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

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Law, unless seller registers its decision to desist from the sale in installments with the Real Estate Registry. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will obtain the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Law prohibits the termination of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event, the seller may take action under any mortgage on the property.

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

●
deprive obligations of their nature or limit liability for damages;
●
imply a waiver or restriction of consumer rights and an extension of seller rights; and
●
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

Antitrust Law

Law No. 25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business of the companies concerned exceeds in Argentina the amount of Ps.200.0 million, in such case the respective concentration should be submitted for approval to the CNDC. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps.20.0 million each are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected by the companies concerned during the prior 12-month period exceed in the aggregate Ps.20.0 million or Ps.60.0 million in the last 36 months, these transactions must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed Ps.200.0 million, we should give notice to the CNDC of any concentration provided for by the Antitrust Law.

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

Urban Properties and Investments Business (through our subsidiary IRSA)

We decided to break down the operations of our subsidiary IRSA into an Operation Center in Argentina and an Operation Center in Israel. From the Operation Center in Argentina, we, through IRSA and its subsidiaries, manage the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust hotel REIT. From the Operation Center in Israel, we manage IDBD.

As of June 30, 2017, our investment in IRSA’s common shares amounts to 63.76%.

The following information corresponds to data of the segments extracted from our subsidiary IRSA Inversiones y Representaciones S.A.’s Annual Report and Financial Statements as of June 30, 2017.

The revenue figures for fiscal year 2017 described in the different tables correspond to the twelve-month period reported in IRSA’s Financial Statements.

Description of main operations

Operation Center in Argentina.

Shopping Malls

As of June 30, 2017, IRSA owns, through its subsidiary IRSA CP, a majority interest in a portfolio of 16 shopping malls in Argentina, 15 of which are operated by IRSA CP. Of IRSA’s 16 shopping malls, seven are located in the City of Buenos Aires, two in the greater Buenos Aires area, and the rest located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos, operated by a third party, in the City of Córdoba, La Ribera Shopping in Santa Fé, through a joint venture, and Alto Comahue in the City of Neuquén).

The shopping malls IRSA operates comprise a total of 341,289 square meters (3,673,604 square feet) of gross leasable area. Total tenant sales in IRSA’s shopping malls, as reported by retailers, were Ps.34,426 million for the fiscal year ended June 30, 2017 and Ps.28,854 million for fiscal year ended June 30, 2016, representing an increase of 19.3%. Tenant sales at IRSA’s shopping malls are relevant to the Company’s revenues and profitability because they are one of the factors that determine the amount of rent that IRSA charges to its tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

For the fiscal year ended June 30, 2017, IRSA’s shopping malls welcomed 105.8 million visitors and for the fiscal year ended June 30, 2016, total visitors was 112.3 million.

Total Number of Visitors Per Fiscal Year at IRSA’s Shopping Malls
(in millions)

The following table shows certain information concerning IRSA’s shopping malls as of June 30, 2017:

Shopping malls	Date ofacquisition/development	Location	GLA(sqm)(1)	Numberof stores	Occupancyrate(2)	Ourownershipinterest	Rental revenue
					(%)	(%)	(in thousands of Ps.)
Alto Palermo	Dec-97	City of Buenos Aires	18,945	143	99.3	100.0	507,048
Abasto Shopping(3) ..	Nov-99	City of Buenos Aires	36,795	171	96.8	100.0	542,219
Alto Avellaneda	Dec-97	Buenos Aires Province	36,063	136	99.3	100.0	343,930
Alcorta Shopping ..	Jun-97	City of Buenos Aires	15,613	113	98.1	100.0	238,355
Patio Bullrich	Oct-98	City of Buenos Aires	11,760	91	97.6	100.0	145,803
Buenos Aires Design	Nov-97	City of Buenos Aires	13,697	62	97.2	53.7	55,837
Dot Baires Shopping .	May-09	City of Buenos Aires	49,499	158	99.9	80.0	332,968
Soleil Premium Outlet……..………	Jul-10	Buenos Aires Province	15,227	79	100.0	100.0	115,468
Distrito Arcos	Dec-14	City of Buenos Aires	14,692	67	100.0	90.0	120,351
Alto Noa Shopping	Mar-95	Salta	19,059	90	99.4	100.0	88,515
Alto Rosario Shopping(4)	Nov-04	Santa Fé	31,807	150	99.6	100.0	247,190
Mendoza Plaza Shopping	Dec-94	Mendoza	42,867	142	97.1	100.0	148,239
Córdoba Shopping Villa Cabrera…..	Dec-06	Córdoba	15,445	108	98.1	100.0	87,752
La Ribera Shopping(5)	Aug-11	Santa Fé	10,054	68	97.6	50.0	28,293
Alto Comahue ....	Mar-15	Neuquén	9,766	104	96.4	99.9	58,164
Patio Olmos(6) .	Sep-07	Córdoba	—	—	—	—	—
Total			341,289	1,682	98.5		3,060,134

(1) Gross leasable area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area.
(3) Excludes Museo de los Niños (3,732 square meters).
(4) Excludes Museo de los Niños (1,261 square meters).
(5) Owned through IRSA’s joint venture NPSF.
(6) IRSA owns the historic building in the province of Cordoba where Patio Olmos shopping is located, which mall is operated by a third party.

The following table sets forth total rental income for each of IRSA’s 16 shopping malls for the periods indicated:

	For the fiscal years ended June 30, (2)
	2017	2016	2015
	(in thousands of Ps.)
Alto Palermo	507,048	413,815	310,717
Abasto Shopping	542,219	403,231	313,323
Alto Avellaneda	343,930	279,949	208,515
Alcorta Shopping	238,355	193,959	149,318
Patio Bullrich	145,803	123,395	104,142
Buenos Aires Design	55,837	47,160	37,950
Dot Baires Shopping	332,968	271,411	210,121
Soleil Premium Outlet	115,468	84,615	61,026
Distrito Arcos	120,351	81,252	27,426
Alto Noa Shopping	88,515	75,724	52,342
Alto Rosario Shopping	247,190	189,335	145,762
Mendoza Plaza Shopping	148,239	124,118	95,214
Córdoba Shopping Villa Cabrera	87,752	70,302	56,286
La Ribera Shopping(1)	28,293	21,884	15,255
Alto Comahue	58,164	49,611	16,347
Total	3,060,134	2,429,763	1,803,743
(1)
Through IRSA’s joint venture NPSF
(2)
Includes Base Rent, Percentage Rent, Admission Rights, Fees, Parking, Commissions, Revenues from non-traditional advertising and Others.

The following table sets forth IRSA’s revenues from cumulative leases by revenue category for the periods presented:

	For the fiscal year ended June 30,
	2017	2016	% Change
	(in thousands of Ps.)
Base Rent(1)	1,685,900	1,261,418	33.7
Percentage Rent	637,323	599,033	6.4
Total Rent	2,323,223	1,860,451	24.9
Admission rights	262,489	207,531	26.5
Fees	47,697	37,593	26.9
Parking	192,750	153,213	25.8
Commissions	122,389	105,013	16.5
Revenues from non-traditional advertising	63,001	59,984	5.0
Others	48,588	5,977	712.9
Revenues before Expenses and Collective Promotion Fund	3,060,134	2,429,763	25.9
Expenses and Collective Promotion Fund	1,375,915	1,101,251	24.9
Total(2)	4,436,049	3,531,014	25.6

(1)
Includes Ps.209.2 million in revenues from stands operating at IRSA’s shopping malls.
(2)
Does not include Patio Olmos.

Tenant retail sales

Total sales by IRSA’s shopping mall tenants, as reported by retailers, increased 19.3%, to Ps.34,426 million for the period ended June 30, 2017 from Ps.28,854 million for period ended June 30, 2016. Tenant sales at IRSA’s shopping malls are relevant to IRSA’s revenues and profitability because they are one of the factors that determine the amount of rent that IRSA charges to its tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the periods indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in millions of Ps.)
Alto Palermo	4,169	3,499	2,662
Abasto Shopping	4,604	4,043	3,150
Alto Avellaneda	4,344	3,776	2,913
Alcorta Shopping	2,207	1,899	1,475
Patio Bullrich	1,236	1,061	889
Buenos Aires Design	537	414	326
Dot Baires Shopping	3,748	3,254	2,571
Soleil	1,726	1,282	938
Distrito Arcos	1,455	962	340
Alto Noa Shopping	1,587	1,325	1,069
Alto Rosario Shopping	3,175	2,627	1,952
Mendoza Plaza Shopping	2,734	2,369	1,907
Córdoba Shopping	1,178	991	756
La Ribera Shopping(1)	771	634	398
Alto Comahue(2)	954	717	182
Total	34,426	28,854	21,526

(1)
Owned by NPSF, in which IRSA is a joint venture partner.
(2)
Opened on March 17, 2015.

The following chart depicts aggregate gross sales for the fiscal years represented of IRSA’s shopping mall tenants.

Aggregate Gross Sales per Fiscal Year
(in millions of Ps.)

Total sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the periods indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in millions of Ps.)
Anchor Store	1,875	1,590	1,299
Clothing and footwear	18,463	15,156	11,125
Entertainment	1,178	1,021	741
Home	957	784	617
Restaurant	3,671	2,723	1,938
Miscellaneous	3,963	3,368	2,589
Services	255	351	223
Electronic appliances	4,064	3,861	2,994
Total	34,426	28,854	21,526

Occupancy rate

The following table sets forth the occupancy rate expressed as a percentage of gross leasable area of each of IRSA’s shopping malls for the periods indicated:

	As of June 30,
	2017	2016	2015
	(%)
Abasto Shopping	96.8	99.8	100.0
Alto Palermo	99.3	99.5	99.7
Alto Avellaneda	99.3	100.0	99.9
Alcorta Shopping	98.1	89.1	100.0
Patio Bullrich	97.6	99.1	100.0
Alto Noa	99.4	100.0	100.0
Buenos Aires Design	97.2	95.7	94.6
Mendoza Plaza	97.1	95.2	96.1
Alto Rosario	99.6	100.0	97.9
Córdoba Shopping Villa Cabrera	98.1	99.2	99.8
Dot Baires Shopping	99.9	100.0	99.7
Soleil Premium Outlet	100.0	100.0	99.4
La Ribera Shopping	97.6	99.3	99.3
Distrito Arcos(1)	100.0	97.0	97.3
Alto Comahue(2)	96.4	96.6	94.2
Total	98.5	98.4	98.7

(1)
Opened on December 18, 2014.
(2)
Opened on March 17, 2015.

The following chart depicts the average occupancy rate for all IRSA’s shopping malls for each fiscal year presented:

Shopping Malls—Occupancy rates (%) per fiscal year

Rental price

The following table shows the annual average rental price per square meter for the periods indicated:(1)

	For the fiscal years endedJune 30,
	2017	2016	2015
	(in Ps.)
Abasto Shopping	14,736	9,964	7,755
Alto Palermo	26,765	21,819	15,898
Alto Avellaneda	9,537	7,801	5,677
Alcorta Shopping	15,267	12,217	9,675
Patio Bullrich	12,399	10,473	8,950
Alto Noa Shopping	4,644	3,977	2,744
Buenos Aires Design	4,077	3,403	2,733
Mendoza Plaza	3,458	2,952	2,264
Alto Rosario Shopping	7,772	6,299	4,915
Córdoba Shopping Villa Cabrera	5,682	4,512	3,672
Dot Baires Shopping	6,727	5,468	4,215
Soleil Premium Outlet	7,583	6,048	4,361
La Ribera Shopping	2,814	2,222	1,564
Distrito Arcos(2)	8,192	7,274	2,262
Alto Comahue(3)	5,956	5,017	1,729

(1)
Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include income from Patio Olmos.
(2)
Opened on December 18, 2014.
(3)
Opened on March 17, 2015.

Lease expirations

The following table sets forth the schedule of estimated lease expirations for IRSA’s shopping malls for leases in effect as of June 30, 2017, assuming that none of IRSA’s tenants exercise their option to renew or terminate their leases prior to expiration:

	As of June 30, 2017
Expiration (2)	Number of agreements/stores	Square meters due to expire(2)(3)	Due to expire(%)	Amount of lease payments(in thousands of Ps.)(3)	Agreements(%)
Vacant stores	59	13,141	3.9	—	—
2017(1)	360	66,577	19.4	308,613,566	22.2%
2018	460	89,732	26.3	423,644,277	30.5%
2019	516	114,262	33.5	410,043,421	29.5%
2020 and subsequent years	287	57,577	16.9	248,712,291	17.8%
Total(2)	1,682	341,289	100.0	1,391,013,556	100.0%

(1)
Includes vacant stores as of June 30, 2017. A lease may be associated with one or more stores.
(2)
Does not reflect our ownership interest in each property.
(3)
Reflects the annual Base Rent of agreements due to expire as of June 30, 2017

Five largest tenants of the portfolio

The five largest tenants of the portfolio (in terms of sales) conforms approximately 14.6% of their gross leasable area as of June 30, 2017 and represent approximately 9.2% of the annual base rent for the fiscal year ending on June 30, 2017.

New leases and renewals

The following table shows certain information about IRSA’s lease agreements as of June 30, 2017:

				Average annual baserent per sqm (Ps.)
Type of business	Number of agreements	Annual base rent amount (in millions of Ps.)	Annual admission rights amount (in millions of Ps.)	New andrenewed	Former agreements	Number of non-renewed agreements (1)	Non-renewed agreements (1) annual base rent amount (in millions of Ps.)
Clothing and footwear	132	19.1	21.7	1,461.8	1,103.6	843	117.3
Restaurant	15	1.5	1.3	1,154.7	803.9	198	21.7
Miscellaneous(2)	27	3.6	7.8	1,111.7	824.4	248	34.2
Home	21	2.1	2.2	693.4	620.7	71	7.2
Services	1	0.0	0.0	790.2	1,865.9	67	4.3
Entertainment	2	0.5	0.1	93.3	70.5	25	5.6
Total	198	27.0	33.1	5,305.1	5,289	1,452	190.3

(1)
Includes vacant stores as of June 30, 2017. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)
Miscellaneous includes anchor store.

 Principal Terms of our Leases

Under the Argentine Civil and Commercial Code lease terms may not exceed 20 or 50 years, except for leases regulated by Law No. 25,248 which states leases on real property are not subject to term restrictions. Generally, terms of IRSA’s lease agreements range from three to ten years.

Leasable space in IRSA’s shopping malls is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate broker Fibesa S.A., or “Fibesa.” IRSA uses a standard lease agreement for most tenants at its shopping malls, the terms and conditions of which are described below. However, IRSA’s largest or “anchor” tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 3% and 10% of tenant’s gross sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 21% and 25% on an annual and cumulative basis from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.

In addition to rent, IRSA charges most of its tenants an admission right, which must be paid upon execution of the lease agreement and upon its renewal. The admission right is normally paid as a lump sum or in a small number of monthly installments. If the tenants pay this fee in installments, the tenants are responsible for paying the balance of any such unpaid amount if they terminate the lease prior to its expiration. In the event of unilateral termination and/or resolution for breach by the tenants, tenants will not be refunded their admission payment without IRSA’s consent. IRSA leases its stores, kiosks and spaces in its shopping malls through its wholly-owned subsidiary Fibesa. IRSA charges its tenants a fee for the brokerage services, which usually amounts to approximately three months of the Base Rent plus the admission right.

IRSA is responsible for providing each shopping mall rental unit with electricity, a main telephone switchboard, central air conditioning and a connection to a general fire detection system. IRSA also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all necessary installations within its rental unit, in addition to paying direct related expenses, including electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total expenses and general taxes related to common areas. IRSA determines this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

IRSA carries out promotional and marketing activities to draw consumer traffic to its shopping malls. These activities are paid for with the tenants’ contributions to the Common Promotional Fund, or “CPF,” which is administered by us. Tenants are required to contribute 15% of their rent (Base Rent plus Percentage Rent) to the CPF. IRSA may increase the percentage tenants must contribute to the CPF with up to 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. IRSA may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. IRSA may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s preceding monthly lease payment.

Each tenant leases its rental unit as a shell without any fixtures and is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by IRSA. IRSA has the option to charge the tenant for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must cover, among other things, damage caused by fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Control Systems

IRSA has computer systems equipped to monitor tenants’ sales (except stands) in all of its shopping malls. IRSA also conduct regular audits of its tenants’ accounting sales records in all of its shopping malls. Almost every store in IRSA’s shopping malls has a point of sale that is linked to a main server. IRSA uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of IRSA’s shopping mall lease agreements require the tenant to have its point of sale system linked to IRSA’s server.

Competition

Given that most of IRSA’s shopping malls are located in densely populated areas, there are competing shopping malls within, or in close proximity to, our target areas. The number of shopping malls in a particular area could have a material effect on IRSA’s ability to lease space in its shopping malls and on the rent that IRSA is able to charge. IRSA believes that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with IRSA in areas through the development of new shopping malls. IRSA’s principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2017.

Entity	Shopping malls	Location(1)	GLA	Stores	GLA atnationallevel(2)	Marketshare(3)
					(%)	(%)
IRSA CP	Abasto de Buenos Aires(5)	CABA	36,795	171	2.98	2.35
	Alto Comahue	Neuquén	9,766	104	0.79	1.43
	Alto Palermo Shopping	CABA	18,945	143	1.54	1.96
	Buenos Aires Design(7)	CABA	13,697	62	1.09	0.81
	Dot Baires Shopping(6)	CABA	49,499	158	4.01	2.17
	Paseo Alcorta(4)	CABA	15,613	113	1.26	1.55
	Patio Bullrich	CABA	11,760	91	0.95	1.25
	Córdoba Shopping(4)	Córdoba	15,445	108	1.25	1.48
	Alto Avellaneda(4)	GBA	36,063	136	2.92	1.87
	Mendoza Plaza Shopping (4)	Mendoza	42,867	142	3.46	1.95
	Alto Rosario(4)	Rosario	31,807	150	2.57	2.06
	Alto Noa(4)	Salta	19,059	90	1.54	1.23
	La Ribera Shopping(7)	Santa Fé	10,054	68	0.80	0.91
	Distrito Arcos	CABA	14,692	67	1.18	0.92
	Soleil Premium Outlet(4)	GBA	15,227	79	1.23	1.08
Subtotal			341,289	1,682	27.56	23.02
Cencosud S.A.			277,203	1,237	22.44	16.95
Other operators			617,594	4,378	50.00	60.03
Total			1,236,086	7,297	100.00	100.00

(1) “GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the City of Buenos Aires.
(2) Gross leasable area percentage equals the gross leasable area divided by nationwide GLA.
(3) Includes supermarkets.
(4) Includes Museo de los Niños.
(5) IRSA owns 80% of the equity of PAMSA.
(6) IRSAs effective participation in ERSA is 53.68%, which operates the concession related to this property.

Source: Argentine Chamber of Shopping Malls.

Seasonality

IRSA’s business is directly affected by seasonality, influencing the level of IRSA’s tenants’ sales. During Argentine summer holidays (January and February) IRSA’s tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting IRSA’s shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting IRSA’s business.

Offices and Others

According to Colliers International, as of March 2017, the A+ and A office inventory increased since 2016, at 1,757,659 sqm. In terms of rental availability, there was a 0.3% increase in the vacancy rate to 4.5% during the second quarter of 2017 compared to the same period the previous year. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values. According to the market segments, class A properties show a vacancy rate of 8.6% for the entire stock, while A+ properties buildings show a vacancy rate of 4.5%.

IRSA’s is engaged in the acquisition and management of office buildings and other rental properties in Argentina. As of June 30, 2017, IRSA’s directly and indirectly owned interests in office buildings and other rental properties, which comprised 331,571 square meters of gross leaseable area. Out of these properties, 9 were office properties, which comprised 87,920 square meters of gross leaseable area. For fiscal year 2017, IRSA had revenues from offices and other non-shopping mall rental properties of Ps.431 million.

All IRSA’s office rental properties in Argentina are located in the City of Buenos Aires. For the year ended June 30, 2017, the average occupancy rate for all IRSA’s properties in the Offices and Others segment was approximately 96.2%, without considering the Philips building, acquired on June 5, 2017 as there is a loan-for-use agreement executed with the seller until January 2018.

Compared to the previous quarter, a 3.3% increase was recorded (from US$24.3 per square meter to US$25.1 per square meter). This slight increase shows a 0.3% decrease in rental prices for A+ properties (US$28.8 per square meter in the first quarter of the year 2017 against US$28.7 per square meter in the fourth quarter of the year 2016) and a 1.2% decrease in rental prices for A properties (US$23.6 per square meter in the first quarter of 2017 against US$23.3 per square meter in the fourth quarter).

The following table shows certain information regarding IRSA’s office buildings, as of June 30, 2017:

	2017	2016	2015
Leasable area (square meters)	87,920	81,020	111,678
Occupancy of total portfolio (1)	96.2%	98.7%	98.1%
Rent in Ps./square meter (1)	419.3	358.4	225.8
Rent in US$/square meter (1)	25.3	24.0	24.90

(1) Excludes the Phillips Building as there is a loan-for-use agreement signed with the seller in effect until January 2018.

The following table shows certain information regarding IRSA’s office buildings, as of June 30, 2017:

						Annual accumulated rental income (in millions of Ps.) (4)
	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	2017	2016	2015
Offices
Edificio República (5)	04/28/08	19,885	95.2%	100.0%	9,114	112	72	62
Torre Bankboston (5)	08/27/07	14,873	100.0%	100.0%	6,408	81	56	42
Bouchard 551	03/15/07	-	-	100.0%	235	3	3	10
Intercontinental Plaza (5)	11/18/97	3,876	100.0%	100.0%	1,415	19	28	56
Bouchard 710 (5)	06/01/05	15,014	100.0%	100.0%	7,881	86	68	48
Dique IV	12/02/97	-	-	-	-	0	15	32
Maipú 1300	09/28/95	803	50.6%	100.0%	143	6	6	16
Libertador 498	12/20/95	620	100.0%	100.0%	600	7	6	2
Suipacha 652/64 (5)	11/22/91	11,465	86.3%	100.0%	2,470	30	22	16
Dot Building (5)	11/28/06	11,242	100.0%	80.0%	4,345	50	31	27
Philips Building (5)	06/05/17	10,142	-	100.0%	-	-	-	-
Subtotal Offices		87,920	96.2%	N/A	32,611	394	307	311

Other Properties
Santa María del Plata S.A	10/17/97	116,100	91.4%	100.0%	988	12	12	-
Nobleza Piccardo (6)	05/31/11	109,610	94.0%	50.0%	1,775	13	2	8
Other Properties (7)	N/A	17,941	N/A	N/A	1,317	13	11	7
Subtotal Other Properties		243,651	90.0%	N/A	4,080	38	25	15

Total Offices and Others		331,571	91.5%	N/A	36,691	432	332	326

(1) Corresponds to the total leaseable surface area of each property as of June 30, 2017. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leaseable area as of June 30, 2017.
(3) The lease agreements in effect as of June 30, 2017 were computed for each property.
(4) Corresponds to total consolidated lease agreements.
(5) Through IRSA CP.
(6) Through Quality Invest.
(7) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665, Anchorena 545 (Chanta IV) and Intercontinental plot.

Management of office buildings

IRSA generally acts as the manager of the office properties in which it owns an interest. IRSA typically owns the entire building or a substantial number of floors in the building. The buildings in which IRSA owns floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, IRSA handles services such as security, maintenance and housekeeping, which are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of IRSA units that have not been leased, if any, for which IRSA bears the cost. IRSA markets its leasable area through commissioned brokers or directly by IRSA.

Leases

IRSA usually leases its offices and other rental properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law, they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Occupancy rate

The following table shows the occupancy rate of IRSA’s offices for fiscal years 2017 and 2016:

	Occupancy Percentage(1)
	2017	2016
Offices
Edificio República	95.2%	100.0%
Torre Bankboston	100.0%	100.0%
Intercontinental Plaza	100.0%	100.0%
Bouchard 710	100.0%	100.0%
Suipacha 652/64	86.3%	90.7%
Dot Building	100.0%	100.0%
Maipú 1300	50.6%	100.0%
Libertador 498	100.0%	100.0%
Philips Building	-	-
Subtotal Offices	96.2%	98.7%

Annual average income per surface area as of June 30, 2015, 2016 and 2017(1)

	Annual average income per square meter(1)
	2017(1)	2016(1)	2015(1)
Offices	(Ps./sqm)
Edificio República	5,671	3,615	3,115
Torre Bankboston	5,345	3,778	2,819
Bouchard 551	0	0	-
Intercontinental Plaza	5,409	4,291	2,484
Bouchard 710	5,692	4,539	3,219
Dique IV	0	0	2,847
Maipú 1300	6,425	4,790	3,330
Libertador 498	9,739	10,464	3,149
Suipacha 652/64	2,617	1,961	1,399
Dot Building	4,463	2,778	2,439
Philips Building	-	-	-

(1) Calculated by dividing annual rental income by the gross leaseable area of offices based on IRSA’s interest in each building as of June 30 for each fiscal year.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2017:

Property	Number of Agreements (1)(5)	Annual Rental Income(2)	Rental income per sqm New and Renewed(3)	Previous rental income per sqm(3)	No. of non-renewed agreements	Non-renewed agreements Annual rental income(4)
Maipú 1300	1	912,402	659	528	1	1,604,411
Av. Del Libertador 498	1	3,831,017	515	468	-	-
Intercontinental Plaza	1	8,681,505	403	388	2	3,236,708
Bouchard 710	4	19,197,834	475	473	2	7,105,419
Torre BankBoston	5	49,861,824	423	452	1	876,401
Edificio República	5	37,819,319	439	435	1	13,641,466
Dot Building	5	36,963,345	356	316	-	-
Suipacha 664	6	22,087,186	234	246	-	-
Total Offices	28	179,354,432	379	376	7	26,464,405

(1)
Includes new and renewed agreements executed in fiscal year 2017.
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

 Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, as of May 2017, overnight stays at hotel and parahotel establishments were estimated at 2.8 million, 10.5% higher than the same month the previous year. Overnight stays of resident and nonresident travelers increased by 10.3% and 11.3%, respectively. Total travelers who stayed at hotels during May, 2017 were 1.3 million, accounting for a 9.9% increase compared to the same month the previous year. The number of resident and nonresident travelers increased by 10.0% and 9.6%, respectively. The 1.1 million resident travelers represented 81.0% of the total number of travelers who stayed at hotels. The Room Occupancy Rate in April was 35.3%, showing a slight decline compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 25.2%, which represents a slight decrease compared to May 2016.

During fiscal year 2017, IRSA kept its 76.34% interest in Intercontinental hotel, 80.00% interest in Sheraton Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding its luxury hotels:

						Fiscal Year Sales as of June 30 (in millions)
Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room Ps.(2)	2017	2016	2015
Intercontinental (3)	11/01/1997	76.34%	309	73.9%	2,216	272	195	143
Sheraton Libertador (4)	03/01/1998	80.00%	200	73.2%	1,954	151	119	94
Llao Llao (5)	06/01/1997	50.00%	205	51.6%	5,245	302	220	159
Total	-	-	714	67.3%	2,803	725	534	396

(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Through Nuevas Fronteras S.A.
(4) Through Hoteles Argentinos S.A.
(5) Through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Río Negro

In June 1997 IRSA acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañ’a de Servicios Hoteleros S.A., operator, among others, of the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms.

Hotel Intercontinental, City of Buenos Aires

In November 1997, IRSA acquired 76.34% of the Hotel Intercontinental. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Montserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms.

Hotel Sheraton Libertador, City of Buenos Aires

In March 1998 IRSA acquired 100% of the Sheraton Libertador Hotel from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro

On December 14, 2006, through IRSA’s hotel operator subsidiary, Llao Llao Resorts S.A., acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7 million, of which US$4.2 million were paid in cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

Sale and Development of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of IRSA’s core activities. IRSA’s development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories or warehouses. In connection with IRSA’s development of residential communities, IRSA frequently acquires vacant land, develops infrastructure such as roads, utilities and common areas, and sells plots of land for construction of single-family homes. IRSA may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In fiscal year ended June 30, 2017, revenues from the development and sale of properties segment amounted to Ps.99 million, compared to Ps.8 million posted in the fiscal year ended June 30, 2016.

Construction and renovation works on IRSA’s residential development properties are currently performed, under IRSA’s supervision, by independent Argentine construction companies that are selected through a bidding process. IRSA enters into turnkey contracts with the selected companies for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. IRSA is generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, IRSA delivers undeveloped pieces of land and another firm is in charge of building the project. In this case, IRSA receives finished square meters for commercialization, without taking part in the construction works.

Development	Company	Interest	Date of Acquisition	Surface area sqm	Area intended for sale sqm (1)	Area intended for construction	Sold (2)	Location
Residential properties
Available for sale
Condominios del Alto I	IRSA CP	100%	04/30/1999	-	2,082	-	100%	Santa Fe
Condominios del Alto II	IRSA CP	100%	04/30/1999	-	4,082	-	100%	Santa Fe
Caballito Nuevo	IRSA	100%	11/03/1997	-	7,323	-	100%	CABA
Barrio Chico	IRSA	100%	03/01/2003	-	2,872	-	100%	CABA
El Encuentro	IRSA	100%	11/18/1997	-	127,748	-	100%	Buenos Aires
Abril Club de Campo – Plots	IRSA	100%	01/03/1995	-	5,135	-	100%	Buenos Aires
Abril Club de Campo – Manor House (3)	IRSA	100%	01/03/1995	31,224	34,605	-	100%	Buenos Aires
Torres Jardín	IRSA	100%	07/18/1996	-	-		-	CABA
Horizons	IRSA	50%	01/16/2007	-	60,232	-	100%	Buenos Aires
Intangible – Receivable units					-
Beruti (Astor Palermo) (4)	IRSA CP	100%	06/24/2008	-	2,170	-	-	CABA
Caballito Manzana 35 (11)	IRSA	100%	10/22/1998	-	6,952	-	-	CABA
CONIL - Güemes 836 – Mz. 99 and Güemes 902 – Mz. 95 and Retail Stores	IRSA CP	100%	07/19/1996	1,389	-	5,994	-	Buenos Aires
Canteras Natal Crespo (2 commercial parcels)	IRSA	-	-	40,333	-	-	100%	Córdoba
Isla Sirgadero	IRSA	100%	02/16/2007	826,276	-	no data	100%	Santa Fe
Pereiraola (Greenville)	IRSA	100%	04/21/2010	-	39,634	-	-	Buenos Aires
Subtotal Residential properties				899,222	292,835	5,994
Land Reserves
Pilar R8 Km 53	IRSA	100%	05/29/1997	74,828	-	-	-	Buenos Aires
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	Buenos Aires
Mariano Acosta Plot	IRSA	100%	02/28/1998	967,290	-	-	-	Buenos Aires
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	Buenos Aires
San Luis Plot	IRSA	50%	03/31/2008	3,250,523	-	-	-	San Luis
Subtotal Land reserves				6,028,622	-	-
Future Developments
Mixed Uses
UOM Luján (5)	IRSA CP	100%	05/31/2008	1,160,000	-	no data	N/A	Buenos Aires
La Adela	IRSA	100%	08/01/2014	10,580,000	-	-	N/A	Buenos Aires
Predio San Martin (Ex Nobleza Piccardo) (6)	IRSA CP	50%	05/31/2011	159,995	-	500,000	N/A	Buenos Aires
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	no data	N/A	CABA
Solares Santa María (7)	IRSA	100%	07/10/1997	716,058	-	no data	N/A	CABA
Residential							-
Coto Abasto Air Space	IRSA CP	100%	09/24/1997	-	-	21,536	N/A	CABA
Neuquén – Residential parcel	IRSA CP	100%	07/06/1999	13,000	-	18,000	N/A	Neuquén
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	N/A	Uruguay
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	N/A	Uruguay

Retail
Caballito Shopping plot (8)	IRSA CP	100%	-	23,791	-	no data	N/A	CABA
Building Annexed to Dot	IRSA CP	80%	-	15,881	-	47,643	N/A	CABA
Offices
Philips Adjoining plots - Offices 1 and 2	IRSA CP	80%	11/28/2006	12,800	-	38,400	N/A	CABA
Baicom (10)	IRSA	50%	12/23/2009	6,905	-	34,500	N/A	CABA
Intercontinental Plaza II (9)	IRSA CP	100%	02/28/1998	6,135	-	19,598	N/A	CABA
Catalinas Norte Plot	IRSA	100%	12/17/2009	3,649	-	35,468	13%	CABA
Subtotal Future Developments				13,035,458	125,493	715,145
Total Land Reserves				19,963,302	418,328	721,139
(1)
Saleable Area means the housing square meters proper, excluding parking and storage spaces. It is recorded at 100%, before making any sales.
(2)
% Sold includes those sale transactions for which there is a Preliminary Sales Agreement, Possession or a Title Deed executed. Includes housing square meters only, excludes parking and storage spaces.
(3)
Saleable Area includes 31,224 sqm of the plot and 4,712.81 total sqm of the Manor House (discounting 1,331.76 sqm of Ground Floor).
(4)
Saleable Area excludes 171 commercial parking spaces to be received and the units as compensation.
(5)
Mixed Used Feasibility requested, pending provincial approval.
(6)
Since January 2016, the plot has been subject to a regulation called “CP” (Comercial Principal), this regulation allows the development of at least 500,000 sqm for mixed uses (Commercial, Residential Properties, etc.)
(7)
Feasibility requested for 716,058 buildable square meters, pending approval from the Legislative body of the City of Buenos Aires.
(8)
Draft project of 71,374 buildable square meters, pending approval of zoning parameters.
(9)
6,135 sqm of surface area correspond to the parcel, which includes Intercontinental I and II.
(10)
On July 19, 2017, the IRSA sold land reserve which was owned by Baicom. For more information, please se “Recent developments – Sale of BAICOM land reserve.”
(11)
As a consequence of the unfavorable rulings rendered by lower courts and appellate courts, the Company and TGLT reached a settlement agreement dated December 30 2016, whereby they agree to provide a deed for the revocation of the barter agreement entered into 2011, after TGLT resolves certain issues.

Residential Properties (available for sale)

In the residential market, IRSA acquires undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located near shopping malls and hypermarkets or those to be constructed. IRSA then develops multi-building high-rise complexes targeting the middle- and high- income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, IRSA’s strategy is to acquire old buildings no longer in use located in densely populated middle and upper-middle income areas. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Condominios del Alto II – City of Rosario, Province of Santa Fe (IRSA CP)

As of June 30, 2017, works in parcel H have been completed; all units under the barter agreement have been received and 11 parking spaces are available for sale.

Barrio Chico – City of Buenos Aires

This is a unique Project located in Barrio Parque, an exclusive residential area in the City of Buenos Aires. During May 2006, the commercialization of the project was launched with successful results. The image of the product was originally developed under the name “Barrio Chico” through advertisements in the most important media. As of June 30, 2017, the project has been completed and 2 parking spaces are yet to be sold.

El Encuentro - Benavidez, Tigre – Province of Buenos Aires

In the district of Benavidez, Municipality of Tigre, 35 kilometers north of downtown Buenos Aires, there is a 110-hectare gated residential complex known as “El Encuentro,” consisting of a total of 527 lots and a total saleable area of 610,785.15 sqm with two privileged front accesses: the main one to V’a Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. As of June 30, 2017, marketing of the project has been completed.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, it is known as the “Parque” complex, thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2017, the project was fully built and 2 apartments and 2 parking spaces are pending execution of the title deed. The stock available for sale consists of 1 parking space and 30 storage spaces.

Intangibles – Units to be received under barter agreements

Beruti Plot – City of Buenos Aires (IRSA CP)

On October 13, 2010, IRSA and TGLT entered into an exchange agreement in connection with a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and 2,170 square meters in future residential apartments to be constructed by TGLT on the plot. In accordance with the terms of the agreement, TGLT will transfer to IRSA (i) certain units to be determined, representing 17.33% of the aggregate surface of the residential space, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces, (iii) all the commercial parking spots in the future building and (iv) the sum of US$10.7 million. To ensure performance of the obligations assumed by TGLT under the deed of sale, a mortgage over the property was granted in IRSA’s favor.

On December 30, 2016, IRSA and TGLT signed the possession certificate for 36 residential apartments totaling 2,413 square meters, 32 residential parking spaces, and 171 commercial parking spaces. As of June 30, 2017, IRSA assigned the possession of 22 residential apartments in exchange for of US$6.2 million and five apartments in exchange for US$1.8 million.

Caballito Plot – City of Buenos Aires

On June 29, 2011, the Company and TGLT, a residential developer, entered into an agreement to barter a plot of land located in Méndez de Andes street in the neighborhood of Caballito in the City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. TGLT plans to construct an apartment building with parking spaces.The value of the transaction was agreed upon US$12.8 million and consisted on a payment in cash of US$0.2 million (US$159,375) and the transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 21.10% of total square meters of parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, representing 21.10% of square meters of storage space. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months. TGLT mortgaged the land in favor of IRSA as guarantee.

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

Conil – Avellaneda, Province of Buenos Aires (IRSA CP)

These plots of the Company face Alto Avellaneda shopping mall, totaling 2,398 sqm distributed in two opposite corners and according to urban planning standards, around 6,000 sqm may be built. Its intended use, either through an own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed for the purpose of developing a residential project and as consideration for it, the Company will receive 1,389 sqm of retail stores located on the ground floors of blocks 99 and 95, at Güemes 836 and Güemes 902, respectively. Delivery of the consideration for block 95 is expected to take place in January 2018, and that corresponding to block 99 is scheduled for September 2018. The barter price was US$0.7 million.

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April, 2010 IRSA sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for US$11.7 million. The purchaser would develop a project that includes the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 square meters of lots amounting to approximately US$3 million was included in the sale price. At present the company is marketing its 52 lots.

Canteras Natal Crespo, La Calera – Province of Córdoba

On June 26, 2013, IRSA sold 100% of its interest in Canteras Natal Crespo S.A. representing 50% of its capital stock, to Euromayor S.A. de Inversiones for US$4,215,000 according to the following payment schedule: US$3,815,000 in cash and US$400,000 through the transfer of almost 40,000 sqm for business purposes within the project to be developed in the site known as Laguna Azul. Delivery of the non-monetary consideration is pending.

Land Reserves and developments properties

Other Land Reserves – Pilar, Pontevedra, Mariano Acosta, Merlo and San Luis Plots

IRSA grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 14 million sqm.

Isla Sirgadero

On September 3, 2015, the entire property was sold to several companies for US$3.9 million, payable in 16 quarterly installments, plus an installment in kind, land resulting from the final blueprint, equivalent to 10% of the surface area. Delivery of the non-monetary consideration is pending.

CAPEX 2017 IRSA and IRSA CP

Developments
	Greenfields		Expansions
	Polo Dot(1) (First Stage)	Catalinas(2)	Alto Palermo(3)
Beginning of Works	FY2017	FY2017	FY2017
Estimated opening date	FY2019	FY2020	FY2019
Total GLA (sqm)	32,000	35,468	4,000
Investment amount at 100% (in millions)	Ps.1,000	Ps.1,600	US$28.5
Work progress (%)	7.4%	3.0%	0%
(1)
IRSA’s ownership on the development is through PAMSA, which owns 80% of it. (subsidiary of IRSA CP).
(2)
55% of the development corresponds to the Company. 45% corresponds to our subsidiary IRSA CP.
(3)
100% of the development owned by IRSA CP.

Alto Palermo Expansion

The expansion project of the Alto Palermo shopping mall is currently expected to add approximately 4,000 square meters of gross leasable area to the shopping mall and consists of moving the food court to a third level by using the area of an adjacent building acquired in 2015. During the fiscal year 2017, the demolition stage of this expansion was finished.

First stage of Polo Dot

The project called “Polo Dot” located in the commercial complex adjacent to Dot Baires Shopping, has experienced significant growth since our first investment in the area. The total project is currently expected to consist of several office buildings (one of which may include a hotel) on land reserves owned by us and the expansion of the shopping mall by approximately 15,000 square meters of gross leasable area. At a first stage, we intend to develop an office building with a proposed area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for approximately 75% of the projected development. The construction stage of this expansion started in late 2016, and we expect that the building will become operational by late 2018. The second stage of the project is currently expected to include two office/hotel buildings that would add 38,400 square meters of gross leasable area to the complex. We have seen a significant demand for premium office spaces in this new commercial hotspot, and we believe that these buildings have attractive prospects.

Catalinas Building

The proposed building to be developed is currently expected to have approximately 35,000 square meters of gross leasable area consisting of 30 office floors and more than 300 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought after neighborhoods for premium office development in Argentina. IRCP acquired from us certain units in the building representing approximately 45% of the value of the development and we maintains the remaining 55%. On December 4, 2015, IRSA sold to Globant S.A. 4,896 square meters corresponding to four office floors. The price for the acquisition of these units was (i) Ps.180.3 million paid at signing of the purchase agreement; (ii) US$8.6 million is payable in 12 quarterly installments that started in June 2016; and (iii) the US$3.7 million balance is due when the property deed is transferred to us. Construction work started in late 2016, and is currently expected to be completed in approximately 3 years. As of June 30, 2017, we had completed 3.0% of the construction work.

Future Developments

Mixed Use

Ex UOM – Luján, Province of Buenos Aires (IRSA CP)

This 116-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by Cresud on May 31, 2008 from Birafriends S.A. for US$3 million. In May 2012, the Company acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out so as to change the zoning parameters, thus enabling the consummation of the project.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires (IRSA CP)

On March 31, 2011, Quality Invest and Nobleza Piccardo S.A.I.C. y F., or “Nobleza Piccardo,” executed the title deed for the purchase of a plot of land extending over 160,000 square meters located in the District of San Martín, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scale for mixed-use developments. The price for the property was US$33 million.

Simultaneously with execution of the title deed, the parties entered into a lease agreement whereby Nobleza leased the whole property for a term of up to 36 months from May 2011. This lease agreement contained a clause providing for partial return of the property from month eight to month 14 from the date of execution. Prior to expiration, an extension was executed for two to six months due to expire in December 2012, and Quality Invest obtained usufruct rights to more than half the plot of land. The return of the remaining area set forth in the agreement and due to occur in May 2014 was further extended until December 31, 2014. On March 2, 2015, a certificate was executed by Nobleza and Quality Invest for full return of the property, and the contract relationship between the parties came to an end.

On May 16, 2012, the Municipality of San Martín granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.

Pursuant to an Ordinance enacted on December 30, 2014, a process was initiated to obtain a rezoning permit for the plot of land to be used mainly for commercial purposes, which considerably expands the uses and potential buildable square meters through new urban indicators. On January 5, 2016, a Provincial Decree was published in the Official Gazette of the Province of Buenos Aires granting its approval, and the new urban and rezoning standards thus became effective.

As approved in the Ordinance, on January 20, 2015, Quality Invest entered into a zoning agreement with the Municipality of San Martín which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process, the first of which (for Ps.20 million) was paid to the Municipality ten days after the execution of the aforementioned agreement.

Moreover, on June 27, 2016, the plot subdivision plan was filed with the Municipality, in compliance with another significant milestone agreed under the zoning agreement.

Currently we are working in a draft project for the development of a thematic Shopping Mall conceptualized as “Home Hipercenter” to be constructed in the existing main warehouse. The project will involve 50,000 sqm, divided into 30,000 sqm for the Shopping Mall and 20,000 sqm for parking.

Also, we are working jointly with an urban development firm in a comprehensive master plan to design the remaining areas of the facility. At present, the facility has a construction capacity of over 500,000 sqm that may be used for different commercial purposes as well as to build residential properties.

Concerning the legal framework for the development and operation of the Shopping Mall and the remaining segments, an addendum to the original Agreement was already executed is being negotiated with the Municipality of San Martín aimed at ensuringhaving ensured certain rights in favor of Quality Invest that will be essential for the consummation of the development..

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

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the Town Treasurer’s Office render a decision concerning the scope of the development plan submitted for the project. In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan, due to objections made by a legislator of the City of Buenos Aires,alleging the suspension of Decree No. 1584/07, and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity of Decree No. 1584/07, we entered into an agreement 5/10 that was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval.

On October 30, 2012 a new agreement was executed with the Government of the City of Buenos Aires, replacing all those already executed, whereby new obligations were agreed upon between the parties for the consummation of the project. To that end, such Agreement, as well as the previous ones, shall be countersigned and approved by the Legislative Branch of the City of Buenos Aires by enacting a bill that is attached to the project. The docket containing the Bill of Law was reserved and is pending such legislative treatment. The Agreement provided that if by February 28, 2014 the Bill of Law was not enacted, it would become invalidated -current status to date.

During 2016, a new Agreement was executed with the Executive Branch of the City of Buenos Aires, including a new Bill of Law. The new Bill of Law was submitted to the Legislative Branch of the City of Buenos Aires for consideration and was approved by the relevant commissions; yet, it was reserved as it had happened in 2012, and its legislative treatment is still pending. The new Bill of Law may remain in such status during legislative year 2017.

In order to ensure the enactment of the desired law, treatment of the previous bill must be resumed or a new Agreement including a Bill of Law must be executed with the executive branch of the Government of the City of Buenos Aires, and subsequently ratified through the enactment of a Law by the Legislature of the Government of the City of Buenos Aires.

Puerto Retiro – City of Buenos Aires

During fiscal year 1998, the Company initiated negotiations with the authorities of the Government of the City of Buenos Aires in order to obtain a rezoning permit for the property, allowing a change in the use of the property and setting forth new regulations for its development.

At present, this 8.3 hectare plot of land, which is located in one of the most privileged areas of the city, near Catalinas, Puerto Madero and Retiro and is the only privately owned waterfront property facing directly Río de la Plata, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

Under the records of the proceedings for the extension of bankruptcy, Puerto Retiro requested authorization to execute both leases with the companies Los Cipreses S.A. and Flight Express S.A. for certain areas of the property acquired for a term of five years each. While authorization was granted by the lower court, the Court of Appeals in Commercial Matters reversed such decision upon request of the National Government and the receiver of Indarsa. Puerto Retiro filed an extraordinary appeal that was denied.

The Company was involved in a judicial action brought by the National Government, to which this Board of Directors is totally alien. The Management and the legal counsel to the Company believe that there are sufficient legal and technical arguments to consider that the petition for extension of the bankruptcy case will be dismissed by the court. However, in view of the current status of the action, its result cannot be predicted.

In turn, Tandanor filed a civil action against Puerto Retiro and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (prohibición de innovar) and not to contract with respect to the property disputed in the civil action. As a result of such report, the Federal Court (Tribunal Oral Federal) No. 5 started interlocutory proceedings, and on June 8, 2017, it ordered and carried out the closing of the property that was subject to the above mentioned lease agreements with Los Cipreses S.A. and Flight Express S.A. with the aim of enforcing the referred order. As a result, the proceedings were forwarded to the Criminal Court for it to appoint the court that will investigate the alleged commission of the crime of contempt.

Our legal counsel considers that there is a chance of success of the defense of Puerto Retiro, always taking into account that this is a complex issue subject to more than one interpretation by legal scholars and case law.

Residential

Coto Residential Project (IRSA CP)

The Company owns approximately 23,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Mall in the heart of the City of Buenos Aires. The Company and Coto Centro Integral de Comercialización S.A. (“Coto”) executed and delivered a deed dated September 24, 1997 whereby the Company acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood.

In June 2016, a preliminary barter agreement was signed, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. The project will be a residential development and, as consideration, the Company will receive 3,621 square meters in apartments plus a monetary payment of US$1 million. The consideration for Torre I will be delivered by June 2021, while the consideration for Torre II will be delivered by September 2022. The value of the barter was set at US$7.5 million.

Córdoba Shopping Mall Project (IRSA CP)

The Company owns a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 17,300 square meters in the center of the City of Córdoba.

In May 2016, a preliminary Barter Agreement was signed for 13,500 square meters out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part ofthe consideration, the Company will receive 2,160 square meters in apartments, parking spaces, plus the management of permits, unifications and subdivisions in 3 plots. The consideration will be delivered by May 2021 for Torre I and by July 2023 for Torre II. The value of the barter was US$4 million.

Neuquén Residential parcels– Neuquén, Province of Neuquén (IRSA CP)

Through Shopping Neuquén S.A., we own a plot of 13,000 sqm and a construction capacity per FOT of 18,000 sqm of residential properties in an area with significant potential. This area is located close to the recently inaugurated shopping mall, the hypermarket recently opened and a hotel to be constructed in months to come.

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two companies incorporated under the laws of Uruguay, for US$7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

We intend to carry out an urban project consisting in the development and commercialization of 13 apartment buildings. Such project has the “urban feasibility” status for the construction of approximately 200,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for US$8 million as well as minimum amount of sqm of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol S.A. was US$7 million; of which US$2 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

Besides, Vista al Muelle S.A. owned since September 2008 a plot of land purchased for US$0.83 million. Then, in February 2010, plots of land were acquired for US$1 million, the balance of which as of to date amounts to US$0.28 million plus interest and will be repaid in December 2014. In December 2010, Vista al Muelle S.A. executed the title deed of other plots for a total amount of US$2.66 million, of which US$0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

On June 30, 2009, the Company sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A. for US$1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. we executed a stock purchase agreement pursuant to which we repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for US$2.7 million. Accordingly, as of June 30, 2016, our stake, through Tyrus, in Liveck is 100%.

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

Retail

Caballito Plot – City of Buenos Aires (IRSA CP)

This is a property of approximately 23,791 square meters in the City of Buenos Aires, in the neighborhood of Caballito, one of the most densely populated of the city, which we purchased in November 1997. This plot would allow developing a shopping mall having 30,000 square meters, including a hypermarket, a cinema complex, and several recreation and entertainment activity areas.As of the date of this annual report construction permits are still pending and the legislature of the City of Buenos Aires hasd received in 2016 a legislative bill to approve the zoning parameters corresponding to this property which hasd been approved by the Executive Branch on the same year, currently the bill´s draft´s status at the Legislature is pending.

Dot Adjoining Plot – City of Buenos Aires (IRSA CP)

On May 3, 2012, the Government of the City of Buenos Aires, through the General Office of Zoning Interpretation (Dirección General de Interpretación Urban’stica) approved, through a pre-feasibility study, the parcel subdivision of the ex-Philips plot contingent upon the observance of the applicable building regulations in each of the resulting parcels. In addition, all the uses and parameters established under the municipal ordinance previously issued by the above mentioned authority are being observed.

On June 3, 2013, we were given notice that the Government of the City of Buenos Aires had approved the requested parcel subdivision of the ex-Philips plot. As a result, the property was divided into three parcels: 2 parcels of approximately 6,400 sqm and a parcel adjoining DOT Baires Shopping, where at present the first stage of the Polo Dot is being developed.

Offices

Philips Adjoining Plots 1 and 2 – City of Buenos Aires (IRSA CP)

These two parcels of 6,400 sqm with construction capacity of 19,200 sqm each, are at present a significant land reserve jointly with a plot where the extension of Dot Baires Shopping is planned. As a result of major developments, the intersection of Av. General Paz and the Panamerican Highway has experienced a significant growth in recent years. The project of these parcels will conclude the consolidation of this area.

Intercontinental Plaza II Plot - City of Buenos Aires (IRSA CP)

The Intercontinental Plaza complex is located in the heart of the Monserrat district, situated a few meters away from the most important avenue in the city and the financial district. It comprises an office tower and the exclusive Intercontinental Hotel. In the 6,135 square meter plot, it would be feasible to develop a second office tower, including 19,600 square meters and 25 floors, that would supplement the one already erected in the intersection of Moreno and Tacuar’ streets.

Disposals of Investment Properties in Fiscal Year 2017

Sale of units in Intercontinental Building

IRSA Propiedades Comerciales sold 2,647 leasable square meters corresponding to three office floors and 24 parking units of Intercontinental Plaza building, with the remaining 3,876 sqm in such building being held by the company. The transaction amount was US$9 million, and has been fully collected as of June 30, 2017.

Partial sales of “Maipú 1300” building

In May 2017, 550 sqm were sold corresponding to the ground-floor store and the 23rd floor in the Maipú 1300 building, with the remaining 1,235 sqm being held by the company. The transaction amount was agreed upon in US$0.75 million for the ground-floor store and US$1.4 million for the 23th Floor.

Sale of Rivadavia 2768 building

In May 2017, the remaining footage of Rivadavia 2768 building was sold. The transaction amount was US$0.2 million.

International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leaseable area is approximately 58,000 sqm and consists of 34 floors.

As of June 30, 2017, the building’s occupancy rate was 95.15%, thus generating an average rent of US$69.20 per sqm.

	As of June 30,
Lipstick	2016	2017	YoY Var
Gross Leaseable Area (sqm)	58,094	58,094	-
Occupancy	97.33%	95.15%	2.18 p.p.
Rental price (US$/sqm)	66.67	69.20	3.79%

Since June 2016, various leases have been renewed, equivalent to 4,995 sqm in aggregate (53,763 sf) with an average rent of US$84 per sqm. In the same period, the entire floor 28 was occupied, with an average rent of US$87 per sqm, for a term of 11 years. The difference in the occupancy rate is explained by the release of floor 27 and floor 31.

Moreover, we successfully completed the building’s certification process and obtained the LEED EB: O&M Gold certification. The implementation of this project started in July 2015, and it has concluded with a certification that endorses the best environmental practices, transforming the building’s operational standards.

Finally, in the southern wing of the lobby there is an exhibition since September 2014 showcasing part of the work and life of the celebrated Argentine architect César Pelli. The exhibition has been conceived, designed and executed in close cooperation with César Pelli’s architectural firm.

On October 23, 2017, we communicated the extension of the term of the non-recourse debt to IRSA of Metropolitan, owner of the Lipstick Building in Manhattan, indirectly controlled by us in 49.9% for an amount of US$113.1 million. For more information, please see “Recent developments - Metropolitan’s debt refinancing.”

Investment in Condor Hospitality Trust

We maintain our investment in the Condor Hospitality Trust Hotel REIT (NASDAQ: CDOR) mainly through our subsidiary Real Estate Strategies L.P. (“RES”), in which we hold a 66.3% interest. Condor is a REIT listed in Nasdaq focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

In January 2017, Condor issued 150,540 new warrants in favor of RES, which are entitled to one share each, at an exercise price of US$0.001 per share and due in January 2019. The new warrants replaced the former 3,750,000 warrants which entitled their holders to one share each, at an exercise price of US$1.92 and due on January 31, 2017. In addition, the Company exercised its conversion rights in respect of the 3,245,156 Series D preferred shares (with a par value of US$10 each) held by RES, into 20,282,225 common shares of Condor (with a par value of US$0.01 per share), at the agreed conversion price of US$1.60 per share, accounting for US$32.4 million in the aggregate. At the same time, the Company received 487,738 Series E preferred shares that are convertible into common shares at US$2.13 each as from February 28, 2019, paying dividends on a quarterly basis at 6.25% per year.

Also in February, Condor’s Board of Directors approved a one-for-6.5 reverse stock split, which was carried out after the close of trading on March 15, 2017. The par value of the shares involved in the reverse stock split remained at US$0.01 each, with the conversion price of Series E preferred shares standing at US$13.845 and the exercise price of the warrants, at US$0.0065.

Subsequently, in March, Condor conducted an initial public offering pursuant to which it issued 4,772,500 new shares (including 622,500 additional shares for the exercise of a call option granted to subscribers) at a price of US$10.50 per share. The Company did not participate in the offering.

As a consequence of the aforementioned events, as of June 30, 2017, the Company held 3,314,453 common shares of Condor’s capital stock, accounting for approximately 28.5% of that company’s capital stock and votes. The Company also held 487,738 Series E preferred shares, 23,160 warrants and a promissory note convertible into 97,269 common shares (at a price of US$10.4 each).

Financial Operations and Others

Our interest in Banco Hipotecario

As of June 30, 2017, we held a 29.91% interest in Banco Hipotecario. Established in 1886 by the argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 65 branches in the 23 Argentine provinces and the City of Buenos Aires, and 15 additional sales offices throughout Argentina. Additionally, its subsidiary Tarshop S.A. has 24 sales offices.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies and large corporations. As of April 30, 2017, Banco Hipotecario ranked thirteenth in the Argentine financial system in terms of shareholders’ equity and fifteenth in terms of total assets. As of June 30, 2017, Banco Hipotecario’s shareholders’ equity was Ps.6,681.2 million, its consolidated assets were Ps.55,261.9 million, and its net income for the twelve-month period ended June 30, 2017 was Ps.865.0 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario continues its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans increased from Ps.14,845.9 million as of December 31, 2014 to Ps.17,944.7 million as of December 31, 2015, from Ps.24,305.4 million as of December 31, 2016 to Ps.28,147.3 million as of June 30, 2017, increasing the interest in the aggregate loan portfolio to the non-financial private sector (without considering mortgage loans) from 84.1% as of December 31, 2014 to 89.9% as of June 30, 2017. Non-performing loans represented 2.9% of its total portfolio as of June 30, 2017.

Furthermore, Banco Hipotecario has diversified its funding sources, by developing its presence in the local and international capital markets and increasing its deposit base. Its financial debt represented 49.4% of the total financing as of June 30, 2017.

Its subsidiaries include BACS, a bank specialized in investment banking, assets securitization and asset management, BHN Vida S.A., a life insurance company, BHN Seguros Generales S.A., a homeowners’ insurance company and Tarshop S.A., a company focused on selling consumer finance products and making cash advances to unbanked clients.

Operations Center in Israel

Investment in IDB Development Corporation

Acquisition of Control of IDBD

On May 7, 2014, the Company, acting indirectly through Dolphin, acquired, jointly with E.T.H.M.B.M. Extra Holdings Ltd. (“ETH,” company incorporated under the laws of the State of Israel) controlled by Mordechay Ben Moshé, entered into a transaction to acquire an aggregate of 106.6 million common shares in IDBD representing 53.30% of its stock capital, in the context of a debt restructuring transaction related to IDBD’s holding company, IDBH. Under the terms of the agreement, Dolphin and ETH executed a Shareholders’ Agreement and Dolphin and ETH each acquired a 50% interest in IDBD. The initial amount invested by each Company was NIS 950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date. On October 11, 2015, IFISA (a company indirectly controlled by Eduardo S. Elsztain) acquired ETH, and the directors appointed by ETH in IDBD tendered their irrevocable resignation from the Board of Directors and Dolphin became entitled to appoint new board members. Since that date, we started to consolidate IDBD into our results of operations. As of the date of this annual report, the investment made from IRSA in IDBD is US$515 million, and IRSA’s indirect equity interest reached 68.3% of IDBD’s undiluted stock capital. For additional information please see “Significant acquisitions, dispositions and development of business.”

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

The price paid for each IDBD share to holders of record as of March 29, 2016 was: (i) NIS 1.25 million in cash, resulting in a total payment of NIS 159.6 million (US$42.2 million); (ii) NIS 1.20 per share through the subscription and delivery of IDBD’s Series I bonds (“IDBD Bonds”) that was paid by Dolphin at par; therefore, it subscribed bonds for NIS 166.5 million, including the payments due to warrant holders; and (iii) the commitment to pay NIS 1.05 million (subject to adjustment) in cash if Dolphin receives authorization to assume control of Clal Insurance Company Ltd. and Clal Insurance Business Holdings Ltd. or IDBD sells its interest in Clal for a sale price per Clal share in excess of 75% of its book value Dolphin being would be required to pay approximately NIS 155.8 million (approximately US$40.8 million) in aggregate.

Any warrants held by minority shareholders that were not exercised as of March 28, 2016, would be convertible at a price equal to the difference (if positive) between NIS 2.45 and the warrant exercise price, and payable in IDBD Bonds. In addition, Dolphin made a capital contribution of NIS 348.4 million into IDBD, in exchange for a subordinated loan, convertible into shares.

As security for payment of each cash due to Clal shareholders, on March 31, 2016, Dolphin granted a pledge over 28% of the stock capital in IDBD it owns and its rights under a NIS 210 million subordinated loan made on December 1, 2015 due from IDBD. If IDBD issues new shares, additional shares shall be pledged until reaching 28% of IDBD’s total stock capital.

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

In March 2016, after the receipt of approval from the shareholders’ meeting and the warrant holders of IDBD, and approval of the Court, the Debt Settlement in IDBH was amended with respect to the undertaking to perform tender offers for shares of IDBD (the “Amendment To The Settlement”). The Amendment To The Settlement included provisions according to which Dolphin acquired from the minority shareholders all of the shares of IDBD, in a manner whereby the control group began holding 100% of the shares of IDBD, which became a debenture company (as defined in the Companies Law). The consideration to the minority shareholders for the acquired shares, and the cancellation of the undertaking to perform the aforementioned tender offers, included: (a) payment, on March 31, 2016, in cash, of NIS 1.25 per share; (b) payment, on March 31, 2016, of NIS 1.20 per share, which was paid through debentures (Series I), in an amount which was determined based on their adjusted par value, and which were issued by IDBD against the transfer by Dolphin to IDBD of an amount equal to the adjusted par value of each debenture which was issued, as stated above; and (c) an undertaking to pay a total of NIS 1.05 per share, contingent upon the sale of shares of Clal or upon the receipt of a permit for control of Clal, in accordance with the conditions which were determined in the Amendment To The Settlement. Within the framework of the Amendment To The Settlement, Dolphin injected into IDBD a total of NIS 515 million (including, inter alia a subordinated loan in the amount of NIS 15, as stated above, and including the injection of funds against the allocation of debentures (Series I) by IDBD, and any amount which was injected into the Company within the framework of the exercise of the options). On March 15, 2016 and March 31, 2016, a total if NIS 85 million and NIS 248 million, respectively, was injected into IDBD, by Dolphin, as part of the implementation of the Amendment To The Settlement, as a subordinated loan convertible into shares of IDBD. Additionally, within the framework of the Amendment To The Settlement, all of the options for shares of IDBD which were held by the public expired, and the warrant holders of IDBD received payments or rights to payments in accordance with the alternatives which were determined in the Amendment To The Settlement. For additional infornation please see “Significant acquisitions, dispositions and development of business.”

Within the Operations Center in Israel, the Company operates in the following segments:

Real Estate

PBC has extensive activities in the revenue-generating properties segment in Israel and in the United States, within the framework of two operating segments which are reported as separate operating segments of PBC- the yield bearer property segment in Israel and abroad, and the Residential construction segment in the in Israel and abroad. Moreover, PBC deals with the in agriculture, which is not material to IDBD. As of the reporting date, PBC owns areas intended for rent, in Israel, at a scope of approximately 1,160,000 square meters (as compared with approximately 1,110,000 square meters as of December 31, 2015), revenue-generating properties in the United States - the HSBC Tower in New York with an area of approximately 80,000 square meters, and the Tivoli project in Las Vegas, with an area of approximately 31,000 square meters (the share of PBC), as well as land reserves with associated building rights at a scope of approximately 655,000 square meters, which are intended for the construction of revenue-generating properties in Israel, most of which include approved rights in accordance with the relevant zoning plan. The construction on these lands will be performed in accordance with demand.

The revenue-generating areas of PBC in Israel and in the United States are used for various uses, of which the primary ones are as follows:

●
Areas rented for the use of offices and high tech industries (“Office and Hi-Tech Uses”).

The areas of PBC which are leased for Office and Hi-Tech Uses in Israel are divided into two main types:

Business parks and office buildings for hi-tech industries. PBC has expertise in the provision of solutions for the special requirements of this industry, and builds designated buildings which are adjusted to the needs of the lessees, and also provides management services for those buildings.

Office buildings. The office buildings of PBC are located in high demand areas, and most are leased, at high occupancy rates, to lessees which are mostly large, stable companies, some international, generally for long lease periods. Areas for office use are characterized by areas used as parking lots, which constitute an inseparable part of the buildings. In the foreign activities of PBC, the main property for office use is the HSBC Tower on Fifth Avenue in New York.

●
Areas rented for industry, workshop, logistics and storage uses (“Industry and Logistics Uses”).

Areas for Industry and Logistics Uses in Israel are characterized by areas with a large single space, service yards and large operational areas. In light of the rent which can be collected for areas of this kind, which is relatively low, and the fact that their construction generally requires construction on large areas of land, PBC concentrates, as do other companies operating in the segment, most of its industrial areas in periphery areas and in areas located close to airports and seaports. The turnover rate of lessees in areas for industrial use is low, and a significant part of the industrial areas of PBC are leased to lessees who have been using the same areas for many years.

●
Shopping malls, commercial centers and recreational areas (“Uses for Commercial and Recreational Centers”).

PBC’s areas which are leased to commercial and recreational centers in Israel include commercial centers, “Power Center” areas, which are located in central areas or areas near major junctions at highways from major cities, conference centers and recreational centers. The areas of PBC which are rented for commercial purposes abroad primarily include its share in the Tivoli project in Las Vegas.

Associated services in the revenue-generating properties segment in Israel.

PBC also provides management and maintenance services, primarily to lessees in areas which are used for office and commercial purposes.

Geographical distribution

PBC divides its properties into two main regions - Israel and the United States, and five sub-regions: in Israel - North, Center and South; in the United States - Northeast and West.

According to the assessment of PBC, the difference between the regions in Israel is primarily due the fact that, in Central Israel, rent is significantly higher than the average rent in Northern and Southern Israel. The common uses in Central and Northern Israel are offices, hi-tech and commerce, while in Southern Israel most properties are used for logistics and industry, as well as commerce.

In the United States, the properties of PBC are located in various states, with different economic characteristics. According to the assessment of PBC, the difference between the regions in the United States is primarily due to the fact that the average rent in the Northeast United States is significantly higher than the average rent in Western United States, primarily due to the different locations and uses (luxury office and commercial buildings in the Northeastern United States, as compared with commercial centers in occupancy and positioning processes in Western United States), as well as the location of the properties (the centers of large cities such as New York in the Northeastern United States, as compared with their locations in residential neighborhoods in the Western United States).

However, even within each region (both in Israel and in the United States), there are differences between the various sites, as well as difference, in some cases, between the various properties in each site, due to the type of property, the different designation of each property, the age of the property, its physical condition, etc.

Mix of lessees

The revenue-generating properties segment is characterized by a wide variety of customers, including large and small companies and business customers, as well as private customers.

PBC engages with its customers mostly through medium and longer term rental contracts, and in general, rental contracts in Israel involve unprotected leases, and rent linked to the consumer price index. The policy of PBC is to engage, as much as possible, in long term contracts with high-quality lessees.

The agreements with respect to areas which are built according to the designated construction method in Israel are characterized by buildings which are adapted to the specific requirements of the designated customer. In light of the relatively significant initial investment in the property, and the adjustment thereof to the lessee’s specific needs, rental agreements for buildings of this kind are signed for long periods, and generally include options for the lessee to extend the lease period. Additionally, some of the Group’s lessees perform, at their own expense, works in the areas of the leased properties, and adapt them to their needs. According to the assessment of PBC, these investments may lessen the profitability of lessees in transferring to other areas.

PBC has no major lessee whose rent paid in 2016 constituted 10% or more of the total income in the consolidated financial statements of PBC.

Presented below is a structural diagram of the primary holdings of PBC, from the perspective of IDBD, as of December 31, 2016:

(1)
Gav-Yam is a public company whose securities are listed for trading on the TASE. Most of Gav-Yam’s activities are in the revenue-generating properties segment, primarily hi-tech parks, business parks, offices and logistical centers, as well as construction and marketing, together with a partner, of a residential neighborhood in Haifa. On December 5, 2016, PBC sold, to several institutional entities, 14% of the issued share capital of Gav-Yam, for a gross consideration of approximately NIS 391 million. As a result, the holding rate of PBC in the issued capital of Gav-Yam decreased to approximately 55.06%. for details, see Note 3(H)(2) to the Financial Statements.
(2)
Matam is the rights holder to revenue-generating properties in Science Based Industries Park, one of the largest hi-tech industry parks in Israel, located in the southern suburbs of the city of Haifa.
(3)
Ispro is a wholly owned company of PBC, whose activities primarily include revenue-generating properties, primarily commercial centers and logistical areas.
(4)
Neveh-Gad - a private company wholly owned by PBC, whose activities are primarily in the residential construction segment.
(5)
Mehadrin is a public company whose securities are listed for trading on the TASE. Most of Mehadrin’s activities are in the agricultural segment. Hadarim Properties and Phoenix Holdings Ltd. (which holds, through a wholly owned subsidiary, 41.4% of Mehadrin) are considered to be joint holders, by virtue of the shareholders agreement between them, of approximately 86.8% of the voting rights and of the right to appoint directors in Mehadrin.
(6)
PBC International Investments was incorporated in Israel for the purpose of operating in the field of revenue-generating properties and residential construction abroad, through foreign subsidiaries and associate companies.
(7)
As of proximate to the publication date of the periodic report of 2016 of IDBD, a wholly owned subsidiary of IDBD holds the balance of IDBG’s share capital (50%). IDBG holds, together with additional investors, real estate corporations which operate in Las Vegas. The real estate corporation GW holds the rights to a commercial and office areas (which is being built in stages). Tivoli project (“GW” project) - As of proximate to the publication date of the report, IDBG holds, directly and indirectly, the entire share capital and voting rights of GW. The Tivoli project is a real estate project which is located near a prestigious neighborhood in Las Vegas, which is intended to mixed use, primarily including commercial and office areas, as a unique recreational and shopping center, and which includes three parts, with a total area of approximately 80 thousand square meters (the “Commercial Area”).The first part of the Tivoli project (“Triad A”) is open to the public. Triad A has an area of 368 thousand square feet (approximately 34 thousand square meters), which includes approximately 196 thousand square feet (approximately 18 thousand square meters) of commercial areas, and approximately 172 thousand square feet (approximately 16 thousand square meters) of office areas. Additionally, the underground parking lot of the entire commercial area is under construction. As of the end of 2016, approximately 87% of the commercial and office areas in Triad A have been rented. Proximate to the publication date of the report, GW is working to market the remainder of areas for rent. The construction of the second part of the Tivoli project (“Triad B”) has concluded, and it opened to the general public in October 2016. It includes commercial areas with an area of approximately 155 thousand square meters (approximately 14 thousand square meters), and office areas of approximately 149 thousand square feet (approximately 14 thousand square meters). Until now, rental agreements have been signed in Triad B with an anchor tenant and additional tenants, with respect to commercial areas of approximately 95 thousand square feet (approximately 9 thousand square meters), and with respect to office areas of approximately 52 thousand square feet (approximately 5 thousand square meters).The third part of the Tivoli project (“Triad C”) is planned to include commercial and office areas with an area of approximately 198 thousand square feet (approximately 18 thousand square meters). The construction of Triad C is in the planning stages, and is scheduled for implementation in accordance with progress in marketing. It is also noted that GW has rights for the construction of 300 residential units on land located near the GW project.GW has a loan from a local bank, the balance of which, as of December 31, 2016, is approximately US$59 million. The interest with respect to the aforementioned loan was set as LIBOR plus 5% per year. The repayment date of the loan was extended by an additional two years to December 31, 2018. The project is presented in the reports of GW at fair value, based on a valuation of an external independent valuer as of June 30, 2016, in the amount of US$295 million. As a result, IDBD and PBC each recorded an amortization of approximately NIS 21 million in the second quarter of 2016. Until proximate to the publication date of the report, the share of PBC in the investments in GW amounted to a total of approximately US$274 million (including a total of US$212 million with respect to loans (which bear interest of 15% per year), in accordance with the memorandum of understanding, and includes a total of US$50 million of loans, in accordance with the framework agreement.
(8)
TPD Investment Limited (in England) - PBC and DIC, through England Hotels - Property & Building Ltd. (a company wholly owned by PBC) (“Property & Building Hotels”) owns rights (20%) to TPD Investment Limited (“TPD” or the “English Company”), which primarily holds two hotels: the Hilton in London, and the Hilton in Birmingham, as well as the rights associated therewith (including approximately 1,900 hotel rooms (cumulatively) and conference halls). The aforementioned hotels are primarily geared to businesses and the conferences and conventions market, and are managed by the Hilton chain, in accordance with long term management agreements (until 2036), with options to extend the management periods. The overall acquisition cost of the Hilton London and Hilton Birmingham by TPD amounted to approximately GBP 455 million, including expenses. The acquisition cost was financed through a bank loan, which was provided by a British bank, repayable in July 2014, with no right of recourse, in the total amount of approximately GBP 395 million. The balance of the acquisition amount, as stated above, in the amount of approximately GBP 60 million, was financed from equity, where the share of PBC in equity amounted to a total of approximately GBP 16.6 million, which was given as a shareholder’s loan, and which bears annual interest of 6%. In March 2014, the English partner (the “English Partner”) in the English Company announced that refinancing had been performed, in which the English Partner announced, inter alia, to PBC, that it has the option to maintain its holdings (20%) through the provision of a shareholder’s loan in the amount of GBP 5 million, and conversion of the previous shareholder’s loan in the amount of GBP 5.6 million to capital, or alternatively, to have its holding rate diluted to 6.39%, and also stated, in its announcement, that the dilution had been effectively implemented. After the failure of the negotiations which were conducted between PBC and the additional partner with the English Partner, PBC filed, together with the additional partner, in April 2014, a claim with the Court in London, demanding that the English Partner acquire their holdings in TPD, in accordance with their market value, as will be determined by the Court, as well as additional conventional remedies in accordance with English law (the “Claim”). On March 3, 2015, the English Partner and TPD filed a motion for the receipt of an injunction against PBC and the additional partner, according to which PBC and the additional partner would refrain from performing any action in connection with the sale of the hotels, and for the receipt of damages in the amount of over GBP 100 thousand (the “Counterclaim”). PBC and the additional partner reject the assertions raised in the aforementioned motion, in all respects. In August 2015, PBC, the additional partner and their corporate officers received a statement of claim from the English Partner and from TPD, in which damages were claimed which were allegedly incurred by TPD and the English Partner, in an amount which will not fall below GBP 88.5 million (the “Statement Of Claim”). PBC rejected the statement of claim in all respects. The hearing of the Claim commenced in the Court in London at the end of June 2016, continued in January 2017, and concluded in February 2017. A ruling has not yet been given.
(9)
As described below, PBC filed a claim against the dilution of its holdings to 6.39

The following are the main Rental Properties and Properties under development of PBC as of June 30, 2017:

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Rental properties
Tivoli	-	150	1,881	2,564	267	4,328	4,595	-	-588	4,007	Apr-11	oct-15
Kiryat Ono Mall	-	392	731	1,180	763	1,540	2,303	-	-4	2,299	nov-07	oct-15
Shopping Center Modi’in A	Mortgage	223	289	510	434	588	1,022	-	4	1,026	Aug-05	oct-15
HSBC	Mortgage	5,753	2,136	6,587	11,190	3,286	14,476	-	830	15,306	1927-1984	oct-15
Matam park - Haifa	Mortgage	576	2,913	3,576	1,121	5,944	7,065	-	56	7,121	1979-2015	oct-15
Herzeliya North	-	944	1,403	2,524	1,836	3,035	4,871	-	-30	4,841	1996-2015	oct-15
Gav-Yam Center - Herzeliya	Mortgage	748	817	1,518	1,455	1,628	3,083	-	60	3,143	1997-2006	oct-15
Neyar Hadera Modi’in	-	186	272	550	363	645	1,008	-	-11	997	jun-05	oct-15
Gav yam park - Beer Sheva	Mortgage	34	402	455	67	824	891	-	30	921	jul-05	oct-15
Haifa Bay	-	123	235	351	238	471	709	-	11	720	jun-05	oct-15
Others PBC	Mortgage	1,790	2,052	4,523	3,482	4,833	8,365	-	305	8,67
Ispro planet -BeerSheva -Phase1	-	154	294	973	300	1,121	1,421	-	-	1,421	jun-05	oct-15
SHARON	Mortgage	329	319	660	639	669	1,308	-	56	1,364	jun-05	oct-15
MERKAZ	-	110	81	280	215	256	471	-	-4	467	Jan-69	oct-15
ZAFON	-	12	10	76	24	74	98	-	26	124
Mizpe Sapir	-	59	22	79	114	46	160	-	7	167
Others	-	172	498	951	334	1,287	1,621	-	119	1,740	n/a	oct-15
Total Rental properties		11,755	14,355	27,357	23,611	29,611	53,467	-	867	54,334
Undeveloped parcels of land
Tivoli	-	498	-	318	816	-	816	-	-320	496	Apr-11	oct-15
Others	-	1,113	5	1,156	2,166	108	2,274	-	168	2,442	n/a	oct-15
Total Undeveloped parcels of land		1,611	5	1,474	2,838	108	3,090	-	-152	2,938
Total		13,366	14,360	28,831	26,449	29,763	56,557	-	715	57,272

Activities of PBC in the residential construction segment in Israel

The products which are sold by PBC in the residential construction segment are residential units offered for sale. The residential units are built in the framework of complete residential neighborhoods, including full environmental development and associated community services. The activities of PBC in the residential construction segment also include the identification and development of new lands which are appropriate for residential construction, in urban renewal projects (demolition-construction). As of the reporting date, the balance of approved construction rights for the projects in which PBC is a partner amounted to approximately 1,790 residential units intended for construction (of which the share of PBC is approximately 1,076 residential units), where approximately 1,230 residential units are currently in construction stages (of which, the share of PBC is approximately 820 residential units). In 2016, the construction of approximately 230 residential units was commenced, as compared with approximately 590 residential units in 2015. In 2016, 480 residential units were sold (as compared with approximately 355 residential units in 2015). PBC’s revenues from the sale of residential units and land which were applied to the statement of income in 2016 amounted to approximately NIS 337 million, as compared with approximately NIS 216 million in 2015. The scope of income from residential units in the Financial Statements is affected by the timing of the recognition of profit, in accordance with international accounting standards, according to which income is only recognized when the apartments are transferred to the apartment buyers. In 2016, 230 of PBC’s residential units were occupied, as compared with approximately 130 in 2015. Additionally, in 2016, approximately 70 residential units were occupied in a project which is being built by an associate company of PBC (50%), whose results are reported as part of PBC’s share in the profits (losses) of subsidiaries, as compared with approximately 140 residential units in 2015. PBC builds and markets, in the residential construction segment in Israel, as of the reporting date, approximately 900 residential units in 8 different complexes throughout the country.

Supermarkets

Shufersal is a public company which was incorporated in Israel, whose shares and debentures are listed for trading on the TASE. It is primarily engaged in the ownership and management of a supermarket chain - the largest and leading chain in Israel, in terms of sales volume. Shufersal is also active in the real estate segment and in the customer club credit card segment.

Shufersal operates in three operating segments: the retail segment, the real estate segment, and the credit card customer club management segment, as described below:

Retail segment. Retail marketing in the food and other products segment is the primary operating segment of Shufersal, which is the owner of the largest supermarket chain in Israel. As of December 31, 2016, Shufersal operated 272 branches (as compared with 277 branches at the end of 2015), within the framework of two groups of branches: the “discount branches group” and the “neighborhood branches group,” distributed throughout the entire country, including four main retail formats, as well as Shufersal Online, and activities in the health products segment (under the brands “Organic Market” and “Green”). In 2016, in addition to Shufersal, marketing chains operated in the retail food market in Israel which operate throughout the entire country, primarily in the discount market, such as Rami Levy Hashikma Marketing, Yeinot Bitan, Victory Supermarket Chain, Yohananof, Machsanei HaShuk, Hatzi Hinam, Osher Ad, and others (the “Additional Marketing Chains,” and jointly with Shufersal: the “Marketing Chains”); as well as urban convenience stores and gas stations which generally operate with continuous opening hours, throughout the entire week; neighborhood grocery stores; open and closed markets; and specialty stores. As of December 31, 2016 (with no significant change until proximate to the publication of the report), Shufersal operated two groups of branches throughout the entire country - the “discount branches group” and the “neighborhood branches group.” The aforementioned two groups include four main retail formats throughout the country, which are intended primarily for marketing purposes, and the positioning of the specific branch for the relevant target market, as follows: (A) The discount branches group: 113 branches according to the discount branches format, featuring low prices throughout the entire year (“Shufersal Deal”); 24 branches in the discount branches format, which are intended for the general population, and adapted to the needs of various population groups, by adjusting the variety of products to the customer group, strict adherence to Jewish dietary (“kashrut”) laws, and a simple shopping experience (under the name “Yesh” (which includes two sub-formats: “Yesh Neighborhood” and “Yesh Chesed”)); Shufersal’s discount activity also includes the marketing of products throughout the entire country through various media (Shufersal Online). In 2016, the trend of increased Shufersal sales through Shufersal Online continued. During 2016, Shufersal sales through Shufersal Online constituted approximately 9% of Shufersal’s sales volume (as compared with approximately 6% in 2015). Sales through Shufersal Online contribute to an increase in sales, while retaining the high service level given to Shufersal customers, including improvement of the Shufersal Online channel for the benefit of Shufersal customers by expanding the variety of products and content worlds. This service provides a solution for the developing needs and changes in the consumption habits of Shufersal customers, and for the technological development which affect lifestyle, and therefore withdrawal continues to place an emphasis on the development and quality of theservice which is given to Shufersal customers who use this channel. Shufersal Online is accessible to Shufersal customers via telephone, fax and an application for the performance of acquisitions using smartphones. Shufersal acts on a continuous basis to improve service and to maintain itself at the forefront of the relevant technology.

Real estate segment. The real estate activities of Shufersal were separated, beginning on April 1, 2013, into Shufersal Real Estate Ltd. (“Shufersal Real Estate”), a wholly owned subsidiary whose assets include both branches which are rented to Shufersal (which are classified in Shufersal’s consolidated financial statements as fixed assets), and real estate properties which are rented out to third parties) which are classified in Shufersal’s consolidated financial statements as investment property). The aforementioned properties do not include Shufersal’s logistical center in Rishon Letzion (including the attached branch), and Shufersal’s new logistical center in Shoham. The real estate activity includes: (A) The development and betterment of the real estate as an additional, independent business segment generating returns for Shufersal (such as the rental of commercial areas to third parties), and unlocking value for Shufersal and its shareholders; and (B) Integrating Shufersal’s primary activity in the retail segment, including: betterment and development of existing properties, acquisition of lands for the purpose of building and operating regional and local operating branches, and betterment and construction of surrounding commercial areas to increase the scope of activity in the complex. (B) The neighborhood branches group: 82 branches in the neighborhood branch format (“My Shufersal”), with an emphasis on providing solutions in terms of convenience, availability, freshness, and personalized service, as well as 48 branches in the very small branches format in neighborhoods and city centers, operated primarily by franchisees (“Shufersal Express”); The activity in the neighborhood branches group also includes the “Organic Market” activity. Shufersal operates in its branches, as of December 31, 2016, 62 health areas throughout the country, under the brand “Green,” and also operates 5 independent stores under the brand “Organic Market.”

Presented below are details regarding the real estate properties which are owned by Shufersal Real Estate as of December 31, 2016:

	Number of properties	Total area (thousands of square meters)	Fair value (NIS millions)
Branches rented to Shufersal	68	130	1,646(1)
Properties under construction which will be rented to Shufersal and to externals	4	9(2)	76(1)(3)
Real estate properties rented to externals (4)	21	49	501
Total	93	188	2,223

(1) The fair value is in accordance with the presentation of these properties in the books of Shufersal Real Estate. In the books of Shufersal, these properties are classified according to their amortized cost of acquisition, and not at fair value. The balance of the amortized cost in the books of Shufersal as of December 31, 2016, which includes branches which are leased to Shufersal, and branches under construction which will be leased to Shufersal, amounted to NIS 965 million.
(2) Not including lot areas regarding which, in 2016, a zoning plan was approved which permits construction at a scope of approximately 40,000 built square meters
(3) Including branches under construction with a total fair value of NIS 34 million.
(4) Rent and management fees with respect to these properties in 2016 amounted to approximately NIS 44 million, and the NOI with respect to them (gross profit with respect to them in Shufersal Real Estate, in annual terms) is approximately NIS 25 million.

Credit customer club management segment. This segment constitutes a reportable operating segment in Shufersal’s financial statements, beginning with the financial statements as of December 31, 2015. Under this operating segment, Shufersal offers to the general public (subject to the fulfillment of the minimum conditions), the “Shufersal” credit card and the “Yesh” credit card, which provide an extra-banking credit facility and benefits to customers, in the vast majority of Shufersal branches and refueling stations of Paz Ltd., and which confer membership in Shufersal’s customer club. Shufersal was engaged in an agreement with Leumi Card Ltd. (“Leumi Card”) on all matters associated with the operation of credit cards. Shufersal is also a limited partner in Shufersal Finance Limited Partnership (and a shareholder in the general partner of Shufersal Finance), together with Leumi Card and Paz Oil Company Ltd. (“Paz”), whose purpose is the operation of credit card activity and the provision of credit through the aforementioned credit cards, and the provision of financial services, the provision of agency services and the distribution of various financial products to credit card holders and to private customers (through Leumi Card). It is noted that the regulation associated with the issuance and operation of the credit cards does not apply to Shufersal, or to Shufersal Finance.

Telecommunications

Cellcom is a public company which was incorporated in Israel, whose shares are listed for trading on the TASE and on the New York Stock Exchange, and whose debentures are listed for trading on the TASE.

Cellcom operates and sells to its customers various communication services. Cellcom’s activity is divided into two segments - the mobile segment and the landline segment.

Cellcom’s activity in the mobile segment includes the provision of mobile communication services in Israel, in accordance with licenses which are extended from time to time, the sale of mobile equipment to end users, and supplementary services. Cellcom holds a general license from the Ministry of Communication which is valid until the end of January 2022 (the “Mobile License”). As of the reporting date, Cellcom provided mobile services to approximately 2.779 million subscribers, over several networks, most of which feature a national distribution, which include calls, sending and receipt of messages, and internet browsing. Cellcom also provides its customers with accompanying services, such as content and data services, and also offers end user equipment, and repair services for end user equipment.

Cellcom’s activity in the landline segment includes internet infrastructure services (based on the wholesale landline market), beginning in May 2015, internet connectivity services (“internet provider services),” television over internet services, beginning in December 2014 (“Cellcom TV”), including television channel broadcasts, including channels which are provided by Idan+ broadcasts, video on demand (VOD) broadcasts, and additional advanced features, landline telephone services (“Landline Services”) to the business and private sectors, data communication services to business customers and communication operators, international telephone services (“International Telephone Services”) and additional services such as conference call services, cloud computing services and information security. Cellcom has licenses for the provision of the services (except with respect to the television over internet services, which do not require a license).

In June 2016, DIC acquired Cellcom shares at a total scope of approximately NIS 13 million.

In January 2017, Cellcom terminated the agreement for the acquisition of the share capital of Golan Telecom Ltd. (“Golan” and the “Golan Acquisition Agreement,” respectively).

In January 2017, after the end of the reporting period, Cellcom annulled the 2015 agreement for the purchase of Golan Telecom Ltd. (“Golan”), after the regulators’ refusal to approve it and continuous litigation with Golan due to Golan’s repeated breaches of its agreements with Cellcom. Following a mediation process held with Golan: Golan entered a share purchase agreement with Electra Consumer Products Ltd. ("Electra"),in which came into force as of the beginning of the second quarter of 2017. Following the execution of the aforementioned share purchase agreement with Electra the 3G and 4G network sharing and 2G hosting sharing agreement between Cellcom and Golan came into force; the aforementioned Company's 2015 purchase agreement of Golan was annulled; legal actions filed by the Company and Golan against each other were dismissed.

Cellcom markets its products through dozens of service and sale centers and dozens of licensed marketers throughout the country, a telephone sales channel and an internet sales channel. Business customers receive routine services through designated portfolio managers. Cellcom provides services to its customers through telephone hotlines, service centers, and several self-service channels (including its website).

Mobile segment

Cellcom operates in a highly competitive environment, which intensified after the entry into the market of additional mobile communication providers and regulatory changes which reduced barriers to entry and barriers to transition. As of the reporting date, it competes against eight other mobile communication operators: four mobile communication operators which are license holders for the construction of mobile networks (MNO): Partner, Pelephone Communications Ltd. (“Pelephone”), Hot Mobile and Golan (additionally, Xfone frequencies in a frequencies tender for the 4G network, and has not yet entered the market), along with four virtual operators - Rami Levy Hashikma Marketing Communications Ltd. (“Rami Levy”), Home Mobile Ltd. (whose operations were purchased by Cellcom, subject to the required approvals), Azi Communications Ltd. and Select Communications Ltd.

According to Cellcom’s estimate, the subscriber market shares of the various mobile operators (based on “active subscribers”) as of December 31, 2016 are as follows: Cellcom - approximately 27.5%,; Partner approximately 26%,; Pelephone - approximately 23%; Hot Mobile - approximately 13.8%; Golan - approximately 7.8%; the other virtual operators together - approximately 1.9%. Cellcom’s assessment regarding the market share is based on the reports which were published to the public by other operators, and on Cellcom’s assessments with respect to operators which do not issue public reports. However, there is no standard method for counting subscribers.

The average annual churn rate of mobile subscribers in the Israeli market in 2015 and in 2016 is estimated at approximately 38% and 36%, respectively, which is high relative to the churn rate in other developed countries. The churn rate from Cellcom in 2015 and 2016 was 42% and 42.4%, respectively.

End user equipment - Creating a connection between transactions for the provision of mobile services and transactions for the acquisition of end user equipment (including by way of the provision of airtime refunds for the acquisition of end user equipment) is prohibited. This prohibition has resulted in increased competition on the market. The increasing competition in the mobile device sales segment has resulted in a decrease in the scope of mobile devices sold by Cellcom.

Landline segment

The Hot and Bezeq groups are the only ones that own full landline infrastructures in Israel. In June 2016, Partner announced that it intends to create a national landline infrastructure. Cellcom is evaluating the possibility of investment in IBC group (a company owned by the Electric Corporation and an international group led by Via Europa) (“IBC”), or the creation of the broad landline infrastructure which it owns.

Internet services - access and infrastructure - The two main internet infrastructure providers for the private sector and the only groups that own infrastructure which offer internet infrastructure services both for to the internet access providers and to end user customers are Bezeq and Hot. Bezeq also provides internet infrastructure services to operators which do not own infrastructure, within the framework of the wholesale landline market. In 2014, IBC also began distributing its infrastructure and providing broadband services in select areas. IBC’s license allows it to provide broadband infrastructure services on the fiber optic infrastructure of the Electric Corporation to other license holders, and to large business customers. In 2016, IBC’s shareholders announced their intention to raise capital by introducing additional investors. As of the reporting date, Cellcom is evaluating the possibility of investing in IBC.

Internet provider services are provided, as of the reporting date, by the three major internet providers: Cellcom, Bezeq International, Smile Telecom (a subsidiary of Partner) and additional small providers, including Xfone Communication Ltd. As of December 31, 2016, Cellcom provides internet provider services to approximately 638,000 households, and Cellcom estimates its market share as 25% of the market share, as compared with 40% of the market share for Bezeq International, and 23% of the market share for Smile Telecom. The internet provider market is highly competitive, saturated and characterized by relatively low barriers to entry. The competition primarily focuses on the ability to offer high internet connectivity speeds relative to price. Insofar as IBC’s infrastructure is available to possibility, this will boost Cellcom’s opportunity to compete in the infrastructure and internet provider market, since this would decrease Cellcom’s dependence on Bezeq and Hot as infrastructure providers.

Multi-channel television services - The market for multi-channel television for payment is controlled by Hot and Yes (which provide this service, as of September 30, 2016, to approximately 816,000 and 618,000 households, respectively). Cellcom began operating in this segment at the end of December 2014, through a hybrid television service which includes DTT broadcasts (television channels provided by the digital cable television broadcast network which operates in Israel and is distributed for free by the Second Authority for Television and Radio (Idan+) (“DTT Broadcasts”) and OTT TV services (television over internet), and as of December 31, 2016, it provides this service to approximately 111,000 households. Other market players can also use the DTT broadcasts in combination with their own OTT services, similarly to Cellcom’s method of operation in the segment. According to Partner’s announcement, it will enter the television market in the first half of 2017. In 2016, Netflix and Amazon Prime, began operating in Israel, which provide internet-based VOD services, and Cellcom estimates that these services are expected to constitute a supplementary service to the television services which are offered by the existing competitors. in March and September 2014, the Antitrust Commissioner published the following requirements as a condition for the merger in the Bezeq group, in order to facilitate opening up the multi-channel television market to competition by reducing barriers to entry in the television segment: (1) in general, Bezeq will not charge a fee to internet providers with respect to the consumption of internet provider services which are due to multi-channel television broadcasts, and all of the existing exclusivity arrangements to which Bezeq and Yes are party will be canceled, with respect to non-original production television content, and the engagement of exclusivity arrangements of this kind will be prohibited in the future; and (2) The Bezeq / Yes group will allow new television service providers to acquire certain original productions of Bezeq for two years. The legal merger between Bezeq and Yes was completed in 2015.

International call services - Cellcom is a large provider of international call services. Cellcom’s main competitors are Bezeq (through its subsidiary - Bezeq International) and Partner (through its subsidiary - Smile Telecom), and additionally, there are other competitors, such as Xfone Communication Ltd., Rami Levy, Golan and Hot, through their wholly owned subsidiaries or related companies. As of September 30, 2016, Cellcom’s market share is estimated at approximately 20%, Bezeq International at approximately 35%, Smile Telecom at approximately 24%, and Hot-Net at approximately 12%. The international call service market is highly competitive, with the competition primarily based on the operator’s ability to offer attractive pricing. Regulatory changes in this market have resulted in increased competition. In recent years, the use of alternative communication technologies, such as voice over IP, have resulted in reduction of the telephone market, and particularly, international telephone services. This trend is expected to continue in the future at a moderate rate. This trend, together with the inclusion of international telephone services in mobile service and landline service communication packages at no additional charge, have resulted in a decrease in income from these services. The adoption of the proposed changes in regulation of the international telephone services market, which includes the possibility for offering international telephone services by landline operators and the mobile operator themselves, and not through separate companies, may increase competition and adversely affect Cellcom’s results of operations.

Local landline services - The landline telephone market has been controlled for many years by Bezeq, a monopoly in the landline telephone market, which held approximately 2/3 of the landline telephone market share (and a larger market share among business customers), according to the publications of the Ministry of Communication, and Hot. Additional providers in the landline telephone services market include Cellcom, Netvision (wholly owned by Cellcom), Partner-012 Smile and Bezeq International. Cellcom’s penetration into the landline telephone market is an important component in Cellcom’s ability to offer a comprehensive package of services to its subscribers. As of the reporting date, Cellcom offers landline telephone services to business customers, and through VOB technology, to its private customers. Cellcom estimates that its market share in the landline telephone services market is immaterial. Insofar as the wholesale landline market will include landline telephone, Cellcom will be able to offer home landline telephone services to its private customers through the wholesale market. According to Cellcom's second quarter 2017 results, in June 2017, the Ministry of Communications published regulations setting Bezeq's resale telephony service to be provided by Bezeq as of July 2017, as a temporary 14 month alternative for wholesale landline telephony service. In addition, the Ministry of Communications resolved that Bezeq's obligation to offer wholesale telephony service, which was to be offered by Bezeq as of May 2015, will be postponed until the lapse of said resale telephony service period. The resolution further notes that the Ministry of communications will consider the resale telephony service as a permanent replacement of the telephony wholesale service. The tariffs set for the resale telephony service are substantially higher than those set for Bezeq's telephony wholesale service. The Ministry of Communications is holding a public hearing in relation to the aforementioned tariffs, to be applied retroactively after its conclusion.

Other landline services - transmission services and data communication services are provided by Bezeq, Hot, Partner and Cellcom, and are intended for business customers and communication operators. In 2016, the competition in this segment increased, primarily due to the plans offered by Hot and Partner.

Fixed assets and facilities

Most of Cellcom’s fixed assets include the mobile network equipment, which includes base sites which are distributed throughout the country, which provide broad communication coverage for the vast majority of populated areas in the country, as well as a transmission network (which includes optic fibers in a total length of approximately 1,800 km., and microwave infrastructure),which provides connectivity for Cellcom between most of its base sites, and through which Cellcom also provides, to select business customers, transmission services, data transfer and advanced landline communication services. In 2017, Cellcom intends to continue the distribution of its LTE network, and to continue optimizing its networks in order to provide to its customers maximum support for video and other content requiring broadband.

Cellcom has a backup network for disaster recovery with respect to its engineering systems, which was intended to increase network resiliency in case of damage to one of its components, and has adopted a business continuity plan and a disaster recovery plan in accordance with the requirements of its license.

As of June 30, 2017, Cellcom’s fixed assets and intangible assets amounted to approximately NIS 2,916 million. In 2016, Cellcom’s investments consisted in fixed assets and intangible assets, including communication networks, network equipment and transmission infrastructure.

Cellcom rents 78 service centers and points of sale. Additionally, Cellcom rents from various entities sites for the purpose of the construction, maintenance and operation of communication facilities which are used in Cellcom’s communication network. Based on past experience, Cellcom encounters difficulties in extending the leases of approximately 5% of the sites used for communication facilities.

In June 2013, Cellcom renewed the permission agreement with the Israel Land Administration, which manages the lands of the Development Authority and the Jewish National Fund, for the use of land for the construction and operation of small broadcast facilities.

The permission agreement determined that, subject to the receipt of advance approval from the land managers, which will be given at the request of Cellcom with respect to each site, Cellcom is entitled to build and operate transmission facilities on land, during the permission period, and specific permissions and contracts which will be signed following the permission agreement are cancelable by the land managers, by providing advance notice, in case of certain events. Additionally, the permission agreement includes a prohibition on the transfer of control of Cellcom without providing a definition of the term control for this purpose.

Cellcom has two main rental properties in Israel: (1) A long term agreement for its technological center in Netanya, with an area of approximately 11,000 square meters. The rental is for a period of ten years, from August 2011, and Cellcom has the option to extend the agreement for an additional period of 5 years, while in the event that Cellcom does not exercise the option, it will be required to pay compensation of approximately NIS 11 million. In January 2015, Cellcom rented approximately 1,100 square meters through a sublease for a period of five years, and in 2016, Cellcom rented, through a sublease, an additional area of approximately 5,000 square meters, for a period of 6 years. The sublessees have the option to extend the sublease for an additional period, under certain conditions; and (2) A long term agreement for Cellcom headquarters in Netanya, with an area of approximately 58,000 square meters (of which, approximately 26,000 square meters are used for underground parking) until December 2022, which can be extended by two additional periods of 5 years each. beginning in 2015, Cellcom has leased, through subleases, approximately one quarter of the leased area for periods of up to five years. The lessees have the option to extend the sublease for additional periods. Cellcom also has two additional properties which it leases: one in Haifa, with an area of approximately 8,900 square meters, and the other in Rosh Ha’ayin, with an area of approximately 3,300 square meters.

Intangible assets

Cellcom has the right to use frequencies for the provision of communication services in its communication networks.

In August 2015, Cellcom was allocated 3 megahertz (“MHz”) in the 1800 MHz range for 4G networks (in light of Cellcom’s existing 1800 MHz frequencies). As opposed to the frequencies which were provided in the past to Cellcom, which are valid during Cellcom’s license period, the frequencies won by Cellcom, as part of the tender, were provided for a period of 10 years. Additionally, in order to provide optimal performance on the 4G network, Cellcom will require additional frequencies beyond those which were allocated to it in accordance with the 4G frequencies tender, and due to the fact that the Ministry of Communication believes that, for this purpose, Cellcom will clear 12 MHz in the 1800 MHz frequencies which were allocated to it for the purpose of the 2G network, Cellcom cleared such frequencies in locations where the low use of the 2G network, in combination with advanced and modern software programs which allow it, with minimum adverse impact on the performance of the 2G network. Additionally, insofar as the network sharing agreements with Electra and Xfone, are realized, Cellcom will be able to enjoy 10 MHz in the 1800 MHz frequencies of Golan and Xfone. If the aforementioned frequencies are not provided to Cellcom, Cellcom will hold a lower number of frequencies than its competitors, which may result in harm to Cellcom’s competitive position.
The Ministry of Communication is evaluating the possibility of replacing 850 MHz frequencies with 900 MHz frequencies. This process will require Cellcom to perform significant investments in its networks.

Cellcom is a member of the GSM association, which includes various operators from all over the world which use GSM technology, and which meet the standards of the association. As a member of the association, Cellcom is entitled to make use of the association’s intellectual property rights, including use of the GSM logo and trademark.

Cellcom has rights to a large number of trademarks and trade names which are registered under the names of Cellcom and Netvision, as applicable. Additionally, several patents are registered under Cellcom’s name.

Insurance

Clal Insurance Enterprises Holdings is a public company which was incorporated in 1987, in accordance with the laws of the State of Israel. The shares of Clal have been listed for trading on the stock exchange since 1988. Clal is a holding company which is primarily engaged in the insurance, pension and provident funds segments, and in the holding of assets and real and other businesses (such as insurance agencies), and which constitutes one of the largest insurance groups in Israel. Clal has three operating segments: long term savings, non-life insurance and health insurance.

Long term savings segment

General information regarding operating segment This operating segment includes the life insurance branch, the pension funds branch, the provident funds and study funds branch. The activities in the life insurance branch were performed in 2016 through Clal Insurance. The activity in the pension and provident fund branch was performed in 2016 through the holdings of Clal Insurance in Clal Pension and Provident Funds (100%) and in Atudot Havatika (50%).

Products and services.

The products in the segment primarily provide solutions for the retirement period to salaried employees and self-employed workers, private investment solutions and coverages in case of death, disability and loss of income due to loss of working capacity. Life insurance products constitute a contractual undertaking between the insurer and the policyholder, and include insurance plans which allow the accrual of savings, for different time ranges, and insurance plans and/or combinations in insurance plans which include insurance covers for death, illness, loss of working capacity and disability. A policyholder who has reached the end of the insurance period is entitled to insurance benefits (the amounts which have accrued in the savings component of the policy), in accordance with the policy terms. The policyholder may choose, subject to the provisions of the legislative arrangement, to receive these amounts in a one-time amount (“Capital Payment”), in lifetime payout installments (“Annuity”), or as a combination of the two, according to the policy terms; In some Annuity products, the policyholder benefits from an Annuity factor which is protected against extended life expectancy, and which is determined on the acquisition date of the policy, or on the commencement date of the payment of the Annuity to the policyholder, or which can be acquired once the policyholder reaches at least age 60. Pension funds constitute a mutual insurance fund, and operate in accordance with regulations which may change from time to time. A pension fund member is entitled to receive, beginning on the retirement date, lifetime Annuity payments, which are based on Annuity factors which do not guarantee life expectancy, and the Annuity may change from time to time, in accordance with the actuarial balance of the fund. Comprehensive pension funds allow pension savings for pension purposes and insurance coverage for death and disability which partially benefit from designated debentures, and to which it can be can be made subject to the limits prescribed in law;General (supplementary) pension funds which do not benefit from designated debentures, and which allow pension savings for Annuity purposes, and to which deposits cam be made beyond the limit prescribed in law. Some of the general funds including additional insurance coverages, beyond the old age Annuity;Provident funds provide savings solutions both for the long term (such as provident funds for severance pay and compensation to salaried employees) and for the medium term (study funds), without insurance coverages acquired directly from the managing company. A member is entitled to withdraw the amounts which accrued in his favor in the provident funds, excluding study funds, in a one-time amount or as an Annuity, in accordance with the period when they deposited them. Funds which accrued in favor of a member in study funds are withdrawn in a one-time payment. Beginning in June 2016, provident funds for investment were established in the branch, which are intended to allow a capital savings track for individual funds, and which will include an incentive for the withdrawal of funds accrued therein as an Annuity during the retirement period.

Restrictions, legislation, standardization and special constraints which apply to the operating segment. The activity in this segment is subject to the provisions of the law which apply to insurers and to pension funds and provident funds which operate in this segment, including the Insurance Law, the Control of Financial Services (Provident Funds) Law, 5765-2005 (the “Provident Funds Law”), the Income Tax Regulations (Rules for Approval and Management of Provident Funds), 5724-1964 (the “Provident Fund Regulations”), the Control of Financial Services Law (Pension Advice, Marketing and Clearing Systems), 5765-2005 (the “Pension Advice Law”), and subject to and in accordance with the directives of the Commissioner of Capital Markets, as issued from time to time.

General insurance segment

General information regarding operating segments This segment includes the activities of Clal in the general insurance branches and in the personal accidents insurance branch (up to one year), which are recorded under general insurance business operations.

Details regarding the primary details included in the operating segment.

Compulsory motor insurance - The product is insurance which the vehicle owner is required to purchase with respect to physical harm only which may be caused to the driver of the insured vehicle, or to passengers therein, or to pedestrians who were injured as a result of the damage of the insured vehicle.

Motor property insurance - Motor property insurance is insurance which covers property damage which was caused to the vehicle, as specified in the policy.

Liability insurance - (A) Third party liability insurance; (B) Employers’ liability insurance; (C) Product liability insurance; (D) Professional liability insurance; (E) Officers’ liability insurance.

Other property and others insurance - (A) Home insurance; (B) Other property insurance.

Guarantees - Policies in accordance with the Sales Law - Policies which are intended to secure the investments of residential unit buyers in accordance with the Sales Law, and which rely on its provisions.

Accident, illness and disability insurance - Personal accidents insurance - Provides coverage to the policyholder in case of death and/or permanent disability (full or partial) due to an accident and/or temporary loss of working capacity, as a result of an accident or illness.

Credit and foreign trade risks insurance - The policy is intended for companies which sell on credit, both in Israel and abroad, to other businesses (B2B). The insurance covers liabilities due to the sale of goods and/or the provision of services on credit.

Health insurance segment

General information regarding operating segments This segment includes the Group’s activities in health insurance, in the illness and hospitalization branch, and in the long term care branch. This segment includes insurance plans designed for individual policyholders, and insurance plans designed for collectives.

Products and services.

Illness and hospitalization branch - Including illness and hospitalization insurance, international travel insurance, foreign residents insurance, personal accidents insurance, dental insurance and health insurance for Israelis abroad. Some of these products are supplementary and/or extended and/or alternative to the services which areprovided within the framework of the basic health basket which is provided to the citizens of the country by virtue of the Health Insurance Law and/or to the services which are provided within the framework of the additional services of the health funds, in accordance with the provisions of the National Health Insurance Law.

Long term care branch - Long term care insurance provides solutions for policyholders who have been defined as requiring long term care, according to the definition of the insurance event in the policy, i.e., anyone who cannot independently perform part of the activities of daily living, and therefore requires assistance or supervision. In the long term care branch, insurance coverages are sold which are paid in addition to payments or services which are provided by the state, as individual insurance and as collective insurance.

Restrictions, legislation, standardization and special constraints The activity in this segment is subject to the provisions of the law which apply to insurers engaged in the segment, and to the directives of the Commissioner of Capital Markets which are published from time to time, and to the provisions of the law which apply to insurers operating in the field. The activity in this segment requires a license, in accordance with the Insurance Law, and is overseen by the Division of Capital Markets.

Others

Includes the assets and income from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities.

The Effect of Seasonality on Shufersal

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

In 2017, the Passover holiday fell at the middle of April, compared to 2016 when it was at the end of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2017, compared to last year. The Passover holiday in the second quarter of 2017 had a greater effect on Shufersal’s results than in the corresponding quarter in 2016, therefore analysis of the results for the first half of the year compared to the corresponding period in 2016 better represents the changes between the periods.

Legal Framework

Operations Center in Argentina

Regulation and Governmental Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances are applicable to the development and operation of our properties. Currently, Argentine law does not specifically regulate shopping mall lease agreements. Since our shopping mall leases generally differ from ordinary commercial leases, we have created provisions which govern the relationship with our shopping mall tenants.

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

Development and Use of the Land

In the City of Buenos Aires, where the vast majority of our properties are located, we are subject to the following regulations:

Buenos Aires Urban Planning Code. The Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

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

Buenos Aires Enablement Code. The Buenos Aires Enablemant Code (Código de Habilitaciones de la Ciudad de Buenos Aires) regulates the conditions under which the licenses or licenses to operate commercial establishments are granted and the rules and procedures that they must follow. The General Direction of Habilitations and Permits is the administrative division responsible for implementing and enforcing the Enablement Code of the City of Buenos Aires.

In other jurisdictions, our real estate activities are subject to various municipal regulations regarding urban planning, construction, occupation and the environment. The latter must respect federal principles. Additionally, in some jurisdictions we may be subject to the regulation of large commercial areas, which requires government approval of the location of certain commercial establishments.

We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

Sales and Ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was superseded by the Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to build units or condo units under construction, the owner or developer must purchase insurance in favor of prospective purchasers against the risk of frustration of the contract. A breach of this obligation prevents the owner from exercising any right against the purchaser–such as demanding payment of any outstanding installments due – unless the owner fully complies with its obligations, but does not prevent the purchaser from exercising its rights against seller.

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431, (Ley de Protección del Discapacitado), enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided for. Buildings developed before the Law came into effect must be retrofitted to provide access, transit pathways and adequate facilities for mobility-impaired individuals. Those pre-existing buildings, which due to their architectural design may not be so retrofitted, are exempted from compliance. The Protection for the Disabled Law provides that residential buildings must ensure access by mobility impaired individuals to elevators and aisles. Architectural requirements refer to pathways, stairs, ramps and parking.

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, (Ley de Venta de Inmuebles Fraccionados en Lotes en Cuotas), imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

●
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

●	Preliminary registration with the Real Estate Registry of the deed of transfer within 30 days of execution of the sales contract.

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

As a result, contractual provisions included in consumer contracts are voided and unenforceable if they:

●	Are inconsistent with the essence of the service to be provided or limit liability for damages;
●	imply a waiver or restriction of consumer rights and an extension of seller rights; or
●	shift the burden of proof to consumers.

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

Antitrust Law. Law No. 25,156, as amended, prevents monopolistic practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business of the companies concerned exceeds in Argentina the amount of Ps.200 million, in such case the respective concentration should be submitted for approval to the Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia,“CNDC”). The request for approval may be filed either prior to the transaction or within a week after its completion.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) condition the transaction to satisfaction of certain conditions, or (iii) reject the application.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps.20 million are exempted from the law. Notwithstanding the foregoing, when the transactions consummated by the companies involved in the prior 12-month period exceed in the aggregate Ps.20 million or Ps.60 million in the last 36 months, these transactions must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed Ps.200 million, we should give notice to the CNDC of any concentration provided for by the Antitrust Law.

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

On November 6, 2009, the Argentine Congress passed Law No. 25,675, which regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and sets forth the environmental policy goals.

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

The Argentine Civil and Commercial Code introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and collective rights in general. For additional information see “Item 3 (d). Risk Factors– Risk relating to our Business–Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Control Systems

IRSA CP owns computer systems to monitor tenants’ sales (except stands) in all of its shopping malls. IRSA CP also conducts regular manual audits of its tenants accounting sales records in all of its shopping malls. Almost every store in those shopping malls has a point of sale that is linked to a main computer server in the administrative office of such shopping mall. IRSA CP uses the information generated from the computer monitoring system forstatistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Abasto, Alto Rosario, Alto NOA, Dot Baires Shopping, Córdoba Shopping, Soleil Premium Outlet, La Ribera Shopping, Mendoza Plaza, Distrito Arcos and Alto Comahue contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

Insurance

We carry all-risk insurance for the shopping malls and other buildings covering property damage caused by fire, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We are in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. Our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, a loss which was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We further maintain liability insurance covering our directors’ and corporate officers’ liability.

Operations Center in Israel

IDBD is a holding company that invests, either directly or through its subsidiaries, associates and joint ventures in companies that operate in various sectors of the economy in Israel. IDBD is directly affected by the political, economic, military and regulatory conditions of Israel. The main regulations applicable to IDBD’s business are described below. For more information, see “Risk Factors–Risks related to IDBD and IDBD’s subsidiaries.”

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

 Reduced Centralization Act

In December 2013, the official “Reshumot” published in Israel the Promotion of Competition and Reduction of Centralization Law, No. 5774-2013 (the “Reduced Centralization Act”) pursuant to which the use of a pyramidal structures (or multiholding companies) for the control of “reporting entities” (principally entities whose securities are held by public shareholders) is limited to two layers of reporting entities, being the holding company in the first layer not including a reporting entity that has no controlling shareholder. For this purpose, on the date of publication of the law in Reshumot, IDBD was considered a second-tier company and DIC was considered a third-tier company, and as such, DIC would not have been permitted to continue to control the operating companies after December 2019. As a result of the change in control of IDBD, IDBD and DIC are no longer considered as second and third-tier companies, respectively, for the purpose of the Reduced Centralization Act. If DIC is considered a second-tier company, it would be required by December 2019 at the latest, to cease controlling entities with publicly held securities.

In connection with evaluating the application of the Reduced Centralization Act, in August 2014, IDBD’s Board of Directors appointed an advisory committee to examine various alternatives to address the implications of the Reduced Centralization Act to comply with the provisions that apply to control in a pyramid o multiholding company structure in order to enable continued control of IDBD and/or DIC in “other tier companies” (currently held directly by Discount Investments) as of December 2019. The advisory committee has recommended the following alternatives:

(a)
Taking either IDBD or DIC private thereby removing the requirement that they be reporting entities (and as a result not a “tier company”); and

(b)
Merge IDBD and DIC.

The Board of Directors of Discount Investments has appointed an advisory committee with a similar function. As of the date of this Annual Report, no specific alternatives have been identified. The implementation of an alternative that would be adopted is likely to take several years.

Based on these analyses, IDBD considers it more likely that the completion of one of the specified alternatives will be adopted to comply with the restrictions of the Reduced Centralization Act regarding pyramidal holdings, while allowing IDBD to continue to control DIC, and DIC to continue to control Cellcom after December 2019. PBC, which currently is a third-tier company that controls each of Gav-Yam, Ispro and Mehadrin, has preliminarily evaluated application of the Law on its holding structure and determined that it will be able to maintain said control, as it has concluded that the Law has no effect over its financial statements.

IDBD, as a first-tier company, and DIC, as a second-tier company, are not required to designate independent directors to their respective boards of directors or to appoint outside directors as required by the Reduced Centralization Act.

Pursuant to the provisions of the Reduced Centralization Act, the boards of directors of Cellcom, PBC, Elron, Gav-Yam, Ispro and Mehadrin, include a majority of independent outside directors. In June 2014, the Promotion of Competition and Reduction of Centralization (Classification of a Company as a Tier Company) Regulations, No. 5774-2014, came into effect, as part of which exemptions were provided for certain “third-tier” entities from changing the composition of their boards of directors to comply with the Reduced Centralization Act. Pursuant to this law and the Promotion of Competition and Reduction of Centralization (Concessions Regarding the Number of Outside directors) Regulations, No. 5774-2014, and in view of the number of directors who may be appointed with the consent of the Bronfman-Fisher Group (per the terms of the shareholders’ agreement between it and DIC), the Board of Directors of Shufersal includes a majority of independent outside directors. In this context, in August 2014, DIC entered into an agreement with an affiliate of the Bronfman-Fisher (which at the time held approximately 19% of the share capital of Shufersal), pursuant to which DIC will vote in favor of the four directors designated by Bronfman-Fisher at the meeting of shareholders of Shufersal (out of a board of fifteen members), for so long as it holds the minimum defined percentage of the share capital of Shufersal, although DIC reserves the right to object to any candidate on reasonable grounds.

These arrangements will be in effect so long as the restrictions of section 25(d) to the Reduced Centralization Act apply to Shufersal. Accordingly, DIC, which as of December 31, 2015, owned approximately 53% of Shufersal’s share capital, is effectively able to appoint the majority of the members of Shufersal’s Board of Directors.

The Reduced Centralization Act includes provisions relating to a separation between significant affiliates and significant financial institutions. Consequently, so long as IDBD will be a significant operating entity, after December 11, 2019, IDBD will not be able to control Clal Insurance and additional financial affiliates within the Clal or to hold more than 10% of the equity of any such entity (or more than a 5% stake in such an entity if it is regarded as an insurer without a controlling shareholder).

In May 2015, updated lists were published on the website of the Ministry of Finance and the official gazette in connection with the Reduced Centralization Act, which includes a list of the centralization factors, the list of the significant corporations and a list of the significant financial institutions. In accordance with the provisions of the Reduced Centralization Act, a substantial financial institution or a significant real corporation will be deemed as a centralization factorthat subjects these entities to the provisions of the Reduced Centralization Act, as well as any entity that is part of a business group that includes a significant financial entity or a significant real corporation. IDBD and its controlling shareholders (Eduardo Elsztain and entities through which he holds his interest in IDBD) and the companies of the IDBD Group (including DIC, Cellcom, PBC, Shufersal, Adama, Clal, IDB Tourism, Noya Oil and Gas Explorations Ltd. and companies under the control of these companies) were included in the list of centralization factors, and these entities, except for Adama (excluding Eduardo Elsztain himself), were also included in the list of significant corporations. In addition, companies of Clal, including Clal Insurance (except Clal Holdings Insurance Enterprises) and Epsilon Investment House Ltd. (held by DIC) were also included in the list of the significant financial institutions.

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

In November 2014, IDBD’s Board of Directors resolved, subject to requisite corporate approvals, to promote a consolidation of management functions at IDBD and DIC, in order to achieving costs savings. In this regard, on March 29, 2016, IDBD’s Board of Directors approved the terms of office and of employment of Mr. Shalom Lapidot to be chief executive officer of both IDBD and DIC, which was subsequently approved by the compensation committee of DIC. The term of office of Mr. Lapidot is subject to approval of a general meeting of shareholders of DIC.

On September 20, 2017, complying with the Reduced Centralization Act in respect to the pyramid participation structure, Dolphin, a subsidiary of the Company, has executed a binding term sheet for the acquisition of the entire shares held by IDBD in DIC through a company that it is controlled by the Company, currently existing or to be incorporated in Israel. The term sheet has been approved by the independent directors committee created for the purposes of such transaction which has been participated in the negotiations, analyzed and assessed the term sheet. This term sheet shall continue in negotiations between the parties so as to define the terms and conditions of the definitive documents to be executed. The Audit Committee of the Company has issued an opinion without objections to make with respect to the referred transaction.

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

Supermarkets

Labor Law

The retail sector activities of Shufersal are subject to labor laws including the Employment of Workers by Human Resources Subcontractors Law, 5756-1996, the Extension Order in the Matter of Contract Workers in the Cleaning Branch in the Private Sector, the Minimum Wage Law, 5747-1987 and the Increased Enforcement of Labor Laws Law, 5772-2011. As of June 30, 2017, Shufersal employed approximately 13,900 workers, majority of which are subject to minimum wage requirements. The majority of Shufersal’s employees, in an estimated number of 11,000 of Shufersal employees, are parties to a collective bargaining agreement.

The provisions of the Minimum Wage Law (Increase of Minimum Wage - Emergency Provision), 5772 - 2015 and the amendment of the Minimum Wage Law, 5747 – 1987, resulted in an increase in the minimum wage effective as of July 2016 and led to an increase of NIS 40 million in Shufersal’s wage expense in 2016 (compared with 2015). In Shufersal’s evaluation the increase of the minimum wage in Israel, changes to labor laws in Israel and the increased possibility of organized workers may detrimentally affect the business results of Shufersal and result in higher wage expenses of Shufersal.

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

(d) Provisions regarding the contemporaneous application of the Food Law and the Antitrust law - In December 2015, the Commissioner published a statement on the parallel application of the Antitrust Law and the Food Law listing cases in which only the provisions of the Food Law will apply and no additional regulation will be required under the Antitrust Law. As of the date of the notice Shufersal’s operations comply with the Food Law. As of December 31, 2016 the implementation of the Food Law has had no significant impact on Shufersal’s business.

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

Telecommunnications

Communications Regulations

Cellcom’s operations are subject to general legal provisions regulating the relationships and method of contracting with its customers. These provisions include the Consumer Protection Law, 5721-1981 and regulations promulgated thereunder and other laws detailed below. A substantial part of Cellcom’s operations are subject to the Communications Law, regulations enacted by the Ministry of Communications, and the provisions of the licenses granted to Cellcom by the Minister of Communications. Cellcom’s actives which include providing cellular service, landline, international telephone services and internet access, and infrastructure services are subject to licensing.

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

Regulation of Multi-Channel Television Services

As at the date of this Annual Report, television program streaming via the Internet is not subject to regulation in Israel. Should the recommendations of the committee for the examination of the arrangement of commercial broadcasts be adopted and the committee requires Cellcom to make additional investments or regulation is imposed that is not beneficial for Cellcom’s streaming services or for its ability to use the DTT infrastructures, the results of Cellcom’s streaming services may be adversely affected.

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

The cellular license can be revoked, suspended or limited in the following cases: total holdings of the founding shareholders or their successors (as defined in the license) is less than 26% of the control shares of Cellcom; total holdings of Israeli parties (as definedin the license), who are among the founding shareholders or their successors, is less than 20% of the total issued share capital and control shares of Cellcom; a majority of directors are not Israeli citizens or residents of Israel; fewer than 20% of the directors of Cellcom were appointed by Israeli parties; an act or omission of Cellcom that adversely affects or restricts competition in the cellular sector; the aggregate equity of Cellcom, together with the aggregate equity of shareholders each holding 10% or more of the share capital, is less than US$200 million.

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

3. Permits for Setting Up Base Sites

a. Cellcom’s cellular services generlly are provided through base sites across Israel, their construction and licensing are included in TAMA 36 (District Zoning Plan) – Part A - National Master Plan for Communications - Small and Micro Broadcasting Facilities (“TAMA 36”), and Radiation Law. Regulating the deployment of wireless access devices, which are base sites with smaller dimensions, are, for the most part, regulated by Communications Law and Radiation Law. The construction of base sites requires a permit as per Planning and Building Law, 1965 (“Planning and Building Law”), and is subject to other approvals from multiple regulators.

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

In November 2014, the Insurance Commissioner outlined solvency rules (“rules” or “regime,” as applicable) based on Solvency II, in Israel, in a letter addressed to managers of the insurance companies (“Letter”). In the Letter, the Insurance Commissioner outlined a plan to adopt the 2016 European model for calculating capital and capital requirements for the local market, effective as of the annual reports for 2016 (“First Adoption Date”). During a period to be determined by the Insurance Commissioner and as conditions require, insurance companies will also be required to comply with capital requirements under existing regulations. The Letter stated that until final adoption, insurance companies must prepare additional quantitativeassessment exercises (IQIS) for the 2014-2015 period. These requirements are intended to assess the quantitative effects of adopting the model, as well as providing data for calibrating and adjusting the model. In addition, the Letter addressed an initiative to develop a framework for quarterly reporting of insurance companies’ solvency ratio. The Letter also referred to the Commissioner’s intention to publish provisions for managing capital and targets for internal capital, to address a gap survey that insurers will undertake with respect to their risk management systems, controls and corporate governance and a consultation paper to promote the process of self-assessment of risks and solvency (ORSA).

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

On March 14, 2016, “IQIS Provisions for 2015” (“Draft”) was published in preparation for the adoption of Solvency II. Insurance companies are required to submit an additional quantitative evaluation survey on the basis of December 2015 results (“IQIS5”), by June 30, 2016. The Draft was issued by reference to the European legislation adapted for requirements of the local market and that goes beyond provisions for quantitative evaluation surveys previously issued. The main changes relate to establishing risk-free interest curves, through extrapolation to the ultimate forward rate point, the components of recognized capital, capital requirements less investments in infrastructure (capital and debt), adjusting capital requirements for management companies, and updating the formula for calculating capital requirements for risk premiums and reserves for general insurance. Clal Insurance is unable to assess the overall impact of the changes based on the provisions in the Draft tocarry out a further quantitative evaluation survey, and will carry out an assessment of the current capital status, when the binding provisions will be finalized. According to the Draft, the IQIS5 calculation will be a factor in assessing preparedness of insurance companies and to the implementation and scope of the final provisions to be adopted.

Capital requirements under the Capital Regulations are based on the separate individual financial statements of an insurance company. For purposes of calculating recognized capital, an investment by an insurance company in an insurance company or a controlled management company, and in other subsidiaries will be calculated on the equity basis, according to a holding rate, which includes indirect holdings.

The minimum capital required of Clal Insurance has been reduced, with approval of the Insurance Commissioner, by 35% of the original difference attributed to the managing companies and provident funds under its control. However, when calculating the amount of dividends permitted for distribution, this difference will be added at level of the capital structure. In September 2013, the Insurance Commissioner notified Clal Insurance that the deducted amount to be added back to the minimum capital required, will be after a deduction for a tax reserve accrued by Clal Insurance following the acquisition of provident fund operations. The approval of the Insurance Commissioner, as noted above, will be canceled with adoption of capital requirements under the Directive that will replace the Capital Regulations.

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

Permit Issued by the Insurance Commissioner to the Former Controlling Shareholders of IDBH to Retain Control of Clal Insurance Enterprises and Consolidated Institutional Entities

On May 8, 2014, legal counsel for the former controlling shareholders of IDBD (Ganden, Manor, and Livnat Groups) was notified by the Commissioner that in the context of arrangements among the creditors of IDBH, and given that they no longer controlled the Clal Insurance Enterprises Group, the authorization previously issued by the Insurance Commissioner for control of these entities was terminated, including, with respect to Clal Insurance, Clal Credit Insurance and Clal Pension and Provident Funds. IDBH undertook to supplement (or to cause its controlled affiliates to supplement) the required equity of the insurers in compliance with the Capital Regulations, subject to the a cap of 50% of the required capital of an insurer, and that the obligation will take effect only if the insurer’s equity is determined to be negative, and such funding amount will then be equal to the amount of negative capital, up to the 50% cap.

In addition, IDBH undertook to contribute to the equity of Clal Pension and Provident Funds up to the amount prescribed by the Provident Fund Regulations, for as long as IDBH is the controlling shareholder of the institutional entities. The authorization specifies conditions and imposes restrictions on the ability of a holding entity to impose liens on the equity of IDBD’s institutional entities it holds. The former controlling shareholders were also required, as long as any liens existed on their equity interest of IDBH, to ensure that Clal Insurance Enterprises complied with applicable capital requirements, such that the equity of Clal Insurance Enterprises at no time was less than the product of the holding rate of Clal Insurance Enterprises in Clal Insurance and 140% of the required minimum equity of Clal Insurance, calculated according to the Capital Regulations on September 30, 2005 (as the holding rate was linked to the CPI of September 2005).

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

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and associated companies

The following table includes a description of our direct subsidiaries and associated companies as of June 30, 2017:

Subsidiaries	Effective Ownership and Voting Power Percentage	Property/Activity
Agro-Uranga S.A	35.72%	Agro-Uranga is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.
Brasilagro Companhia Brasileira de Propiedades Agrícolas (1)	43.43%	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.
Agropecuaria Santa Cruz S.A. (formerly known as Doneldon S.A.)	100%
Agropecuaria Santa Cruz S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Futuros y Opciones.Com S.A.	59.59%
A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, crops brokerage services and cattle operations.

Amauta Agro S.A. (2)	59.63%

Amauta Agro S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

FyO Acopio S.A. (formerly known as Granos Olavarria S.A. (2)	59.63%	FyO Acopio S.A. is principally engaged to the warehousing of cereals and brokering of grains.
Helmir S.A.	100%
Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima (1) (3)	63.76%	It is a leading Argentine company devoted to the development and management of real estate.
Sociedad Anónima Carnes Pampeanas S.A. (3)	100%	Sociedad Anónima Carnes Pampeanas, a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

(1) Excludes effect of treasury stock.
(2) Includes Futuros y Opciones.Com S.A.’s interest.
(3) Includes Helmir’s interest.

D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Agricultural Properties

As of June 30, 2017, we owned, together with our subsidiaries, 29 farmlands, which have a total surface area of 632,681 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

Owned Farmlands as of June 30, 2017
	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net Book Value (Ps. Millions) (1)

1	El Recreo	Catamarca	Argentina	12,395	May 95	Natural woodlands	1.3
2	Los Pozos	Salta	Argentina	239,639	May ’95	Cattle/ Agriculture/ Natural woodlands	208.4
3/4	San Nicolás/Las Playas (2)	Santa Fe/Córdoba	Argentina	2,965	May ‘97	Agriculture/ Dairy	19.5
5/6	La Gramilla/ Santa Bárbara	San Luis	Argentina	7,072	Nov ‘97	Agriculture Under irrigation	168.1
7	La Suiza	Chaco	Argentina	36,380	Jun ‘98	Agriculture/ Cattle	95.5
8	La Esmeralda	Santa Fe	Argentina	9,370	Jun ‘98	Agriculture/ Cattle	62.1
9	El Tigre	La Pampa	Argentina	8,360	Apr ‘03	Agriculture/ Dairy	36.6
10	San Pedro	Entre Rios	Argentina	6,022	Sep ‘05	Agriculture	111.6
11/12	8 De Julio/ Estancia Carmen	Santa Cruz	Argentina	100,911	May ‘07/ Sep ‘08	Sheep	11.0
13	Administración Cactus	San Luis	Argentina	171	Dec ‘97	Natural woodlands	0.6
14	Las Vertientes	Cordoba	Argentina	4	-	Silo	0.5
15/16/17	Las Londras/San Rafael/ La Primavera	Santa Cruz	Bolivia	9,875	Nov-08/Jan-11	Agriculture	407.4
18/19/20	Jerovia/Marangatú/Udra (3)	Mariscal Estigarribia	Paraguay	59,490	Feb-09	Agriculture /Natural Woodlands	388.9
21	Finca Mendoza	Mendoza	Argentina	389(5)	Mar ‘11	Natural woodlands	0.0
22	Establecimiento Mendoza	Mendoza	Argentina	9	Nov’03	Natural woodlands	4.9
23/29	Brasilagro(4)		Brazil	139,629		Agriculture/ Forestry/Cattle	1,808.8
Subtotal				632,681			3,325.2

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)	Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.
(3)	Hectares and carrying amount in proportion to our 50.00% interest in Cresca through Brasilagro.
(4)	See the section “Overview of Brasilagro’s Properties.”
(5)	Corresponds to our 40% ownership of Establecimiento Mendoza.

Overview of Brasilagro’s Properties

As of June 30, 2017, we owned, together with our subsidiaries, 6 farmlands, which have a total surface area of 139,629 hectares, acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total Area		Net Book Value
Properties	Place	(ha)	Use	(Ps. Millions)
Jatobá Farmland	Jaborandi/BA	30,981	Agriculture	277.6
Alto Taquari Farmland	Alto Taquari/MT	5,394	Agriculture	168.1
Araucária Farmland	Mineiros/GO	6,493	Agriculture	249.1
Chaparral Farmland	Correntina/BA	37,184	Agriculture	375.0
Nova Buriti Farmland	Januária/MG	24,211	Forestry	103.4
Preferência Farmland	Barreiras/BA	17,799	Cattle	141.4
São José FarmlandMaranhão/MA		17,566	Agriculture	494.1
Subtotal Brazil		139,628		1,808.7

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

The following table sets forth certain information about our properties for the Operation Center in Argentina as of June 30, 2017:

Property (6)	Date of Acquisition	Leasable/ Sale m2 (1)	Location	Net Book Value Ps.(2)	Use	Occupancy rate (7)
Edificio República	Apr-08	19,885	City of Buenos Aires	1,534	Office Rental	95%
Bankboston Tower	Aug-07	14,873	City of Buenos Aires	1,148	Office Rental	100%
Bouchard 551	Mar-07	0	City of Buenos Aires	55	Office Rental	-
Intercontinental Plaza	Nov-97	3,876	City of Buenos Aires	80	Office Rental	100%
Bouchard 710	Jun-05	15,014	City of Buenos Aires	1,077	Office Rental	100%
Dot Building	Nov-06	11,242	City of Buenos Aires	751	Office Rental	100%
Santa María del Plata	Oct-97	116,100	City of Buenos Aires	442	Other Rentals	91%
San Martín (ex Nobleza Picardo)	May-11	109,610	Province of Buenos Aires, Argentina	739	Other Rentals	94%
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires	1,339	Mainly Rental offices and properties under development	N/A
Abasto(3)	Nov-99	36,795	City of Buenos Aires, Argentina	5,374	Shopping Mall	96.8%
Alto Palermo(3)	Dec-97	18,945	City of Buenos Aires, Argentina	5,064	Shopping Mall	99.3%
Alto Avellaneda(3)	Die-97	36,063	Province of Buenos Aires, Argentina	3,277	Shopping Mall	99.3%
Alcorta Shopping(3)	Jun-97	15,613	City of Buenos Aires, Argentina	2,370	Shopping Mall	98.1%
Patio Bullrich(3)	Oct-98	11,760	City of Buenos Aires, Argentina	1,379	Shopping Mall	97.6%
Alto Noa(3)	Nov-95	19,059	City of Salta, Argentina	678	Shopping Mall	97.2%
Buenos Aires Design(3)	Dec-97	13,967	City of Buenos Aires, Argentina	25	Shopping Mall	97.2%
Mendoza Plaza(3)	Dec-94	42,867	Mendoza, Argentina	1,299	Shopping Mall	97.1%
Alto Rosario (3)	Dec-04	31,807	Santa Fe, Argentina	2,379	Shopping Mall	99.6%
Córdoba Shopping –Villa Cabrera(3)(11)	Dec-06	15,445	City of Córdoba, Argentina	759	Shopping Mall	98.1%
Dot Baires Shopping(3)	May-09	49,499	City of Buenos Aires, Argentina	3,287	Shopping Mall	99.9%
Soleil Premium Outlet(3)	Jul-10	15,227	Province of Buenos Aires, Argentina	922	Shopping Mall	100,00%
La Ribera Shopping(3)	Aug-11	10,054	Santa Fe, Argentina	146	Shopping Mall	97.6%
Distrito Arcos (3)	Dec-14	14,692	City of Buenos Aires, Argentina	891	Shopping Mall	100,00%
Alto Comahue(3)	Mar-15	9,766	Neuquén, Argentina	802	Shopping Mall	96.4%
Patio Olmos(3)	Sep-97	-	City of Córdoba, Argentina	147	Shopping Mall	N/A
Caballito Plot of Land	Nov-97	5,000	City of Buenos Aires	209	Land Reserve	N/A
Santa María del Plata	Oct-97	116,100	City of Buenos Aires	3,132	Other Rentals	91%
Luján plot of land(3)	May-08	1,160,000	Province of Buenos Aires, Argentina	167	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	1,231	Land Reserve	N/A
Intercontinental(7)	Nov-97	24,000	City of Buenos Aires	62	Hotel	74%
Sheraton Libertador(8)	Mar-98	37,600	City of Buenos Aires	29	Hotel	73%
Llao Llao(9)(10)	Jun-97	17,463	City of Bariloche	77	Hotel	52%

(1)
Total leasable area for each property. Excludes common areas and parking spaces.
(2)
Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3)
Through IRSA CP.
(4)
Includes the following land reserves: Pontevedra plot; Mariano Acosta, San Luis Plot, Pilar plot and Merlo plot (through IRSA) and Intercontinental Plot, Dot Adjoining Plot, Mendoza Plot, Puerto Retiro (through IRSA CP).
(5)
Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102, 3103 y 3105, Constitución 1111, Madero 1020, La Adela, Paseo del Sol, Edificio Phillips, Maipú 1300, Libertador 498 and Suipacha 652.
(6)
Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.
(7)
Through Nuevas Fronteras S.A.
(8)
Through Hoteles Argentinos S.A.
(9)
Through Llao Llao Resorts S.A.
(10)
Includes Ps.21,900,000 of book value that corresponds to “Terreno Bariloche.”
(11)
Included in Investment Properties is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. The total amount of the loan outstanding was Ps.12.2 million as of June 30, 2017.

The following table sets forth certain information about our properties for the Operation Center in Israel as of June 30, 2017:

Property	Date of acquisition	Location	Net book amount	Use

Tivoli	oct-15	United States	4,007	Rental properties
Kiryat Ono Mall	oct-15	Israel	2,299	Rental properties
Shopping Center Modi’in A	oct-15	Israel	1,026	Rental properties
HSBC	oct-15	United States	15,306	Rental properties
Matam park - Haifa	oct-15	Israel	7,121	Rental properties
Caesarea - Maichaley Carmel	oct-15	Israel	0	Rental properties
Herzeliya North	oct-15	Israel	4,841	Rental properties
Gav-Yam Center - Herzeliya	oct-15	Israel	3,143	Rental properties
Neyar Hadera Modi’in	oct-15	Israel	997	Rental properties
Gav yam park - Beer Sheva	oct-15	Israel	921	Rental properties
Haifa	oct-15	Israel	720	Rental properties
Ispro planet -BeerSheva -Phase1	oct-15	Israel	1,421	Rental properties
SHARON	oct-15	Israel	1,364	Rental properties
Merkaz	oct-15	Israel	467	Rental properties
Zafon	oct-15	Israel	124	Rental properties
Mizpe Sapir	oct-15	Israel	167	Rental properties
Others	oct-15	Israel	10,410	Rental properties
Tivoli	oct-15	United States	496	Undeveloped parcels of land
Others	oct-15	Israel	2,4442	Undeveloped parcels of land
Tivoli	oct-15	United States	367	Properties under development
Ispro Planet – Beer Sheva – Phase 1	oct-15	Israel	210	Properties under development
Others	oct-15	Israel	1,813	Properties under development
Total			59,662

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

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured (in Millions of Ps.)	Book Value (in Millions of Ps.)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	643	526
Vehicles	Theft, fire and civil and third parties liability	38	12

Urban properties and investment business

IRSA carries all-risk insurance for its shopping malls and other buildings covering damages to the property caused by fire, explosion, gas leak, hail, storm and winds, earthquakes, vandalism, theft and business interruption. IRSA also has civil liability insurance covering all potential damages to third parties or goods arising from the development of its businesses throughout the whole Argentine territory. IRSA is in compliance with all the legal requirements relating to mandatory insurance, including statutory coverage under the Occupational Risk Law, life insurance required under collective bargaining agreements and other insurance required by the laws and decrees. Its history of damages is limited to only one claim made as a result a fire in Alto Avellaneda Shopping in March 2006, in which the loss was substantially recovered from its insurers. These insurance policies have all the specifications, limits and deductibles that are customary in the market and which IRSA believes are adequate for the risks to which it is exposed in its daily operations. IRSA also has purchased civil liability insurance to cover its directors’ and officers’ liability.

Control Systems

IRSA CP has a computer systems to monitor tenants’ sales in all of our shopping malls (except stands). IRSA CP also conduct regular manual audits of its tenants accounting sales records in all of our shopping malls. Almost every store in those shopping malls has a point of sale that is linked to a main computer server in the administrative office of such shopping mall. Likewise, it uses the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Abasto, Alto Rosario, Alto NOA, Dot Baires Shopping, Córdoba Shopping, Soleil Premium Outlet, La Ribera Shopping, Mendoza Plaza Shopping, Distrito Arcos and Alto Comahue contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2017, 2016 and 2015 relate to the fiscal years ended June 30, 2017, 2016, and 2015 respectively.

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

Investment property activities:

· Rental and services - Shopping malls portfolio

Revenues derived from business activities developed in our shopping malls mainly include rental income under operating leases, admission rights, commissions and revenue from several services provided to our lessees.

Rental income from shopping mall leased out under operating leases, admission rights and fees related to their real estate agent business are recognized in the income statements on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the years in which they are earned. Rent reviews are recognized when such reviews have been agreed with tenants.

Lease contracts also provide that common area maintenance charges and collective promotion funds of our shopping malls are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. We makes the original payment for such expenses, which are then reimbursed by the lessees. We have assessed the substance of the transactions and conclude that we are acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services. Service charge income is presented within rental income and services, separately from property operating expenses. Property operating expenses are expensed as incurred.

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

Lease contracts also provide that common area maintenance expenses of our offices and other rental properties are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance expenses include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the offices and other rental properties. We make the original payment for such expenses, which are then reimbursed by the lessees. We considered that we act as a principal in these cases. The accrues reimbursements from tenants for recoverable portions of all these expenses as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are recognized as incurred.

· Revenues from supermarkets

Revenue from the sale of goods in the ordinary course of business are recognized at the fair value of the consideration collected or receivable, net of returns and discounts. Where the credit term is short and financing is that typical in the industry, consideration is not discounted. Where the credit term is longer than the industry’s average, in accounting for the consideration, the Company discounts it to its net present value by using the client’s risk premium or the market rate. The difference between the fair value and the nominal amount is accounted for under financial income. If discounts are granted and their amount can be measured reliably, the discount is recognized as a reduction of revenue.

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

	Fiscal year ended June 30,
	2017	2016	2015
GDP growth	2.7%	(3.4%)	1.2%
Inflation (IPIM)(1)	14.2%	26.7%	13.6%
Inflation (CPI)(2)	21.9%	37.6%	14.0%
Appreciation (depreciation) of the Peso against the U.S. Dollar(3)	(10.6%)	(65.9%)	(11.8%)
Average exchange rate per US$1.00(4)	Ps.16.5800	Ps.14.9900	Ps.9.038
Appreciation (depreciation) of the NIS against the U.S. Dollar	9.6%	(2.3%)	(10.0%)

(1) IPIM is the wholesale price index as measured by the Argentine Ministry of Treasury.
(2) CPI is the consumer price index as measured by the Argentine Ministry of Treasury.
(3) Depreciation corresponding to fiscal year 2016 is mostly due to the devaluation that took place on December 17, 2015.
(4) Represents average of the selling and buying exchange rate.

Sources: INDEC, Argentine Ministry of Economy and Production, City of Buenos Aires Ministry of Treasury, Banco de la Nación Argentina, Bloomberg.

Argentine GDP increased 2.7% during our 2017 fiscal year, compared to decrease of 3.4% in our fiscal 2016. Shopping mall sales grew 11.3% in the fiscal 2017 compared to fiscal 2016. As of June 30, 2017, the unemployment rate was at 8.7% of the country’s economically active population compared to 9.3% as of June 30, 2016.

In regard to the Argentine economy, changes in short and long-term interest rates, unemployment and inflation may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth, may reduce general consumption rates in our shopping malls. Since leases agreements in our shopping malls for most of our revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers in our shopping malls and consequently, in the demand for parking, may also reduce our revenues from services rendered.

Regarding the macroeconomic environment of Brazil, growth is projected to recover gradually and remain moderate. According to information published by IMF, growth forecast is expected at 0.2 percent in 2017 and 1.7 percent in 2018. Inflation has continued on the downside, allowing for prospects of faster monetary easing. According to the OECD, consumer and business confidence is rising and agricultural exports started the year 2017 on a strong footing.

Regarding Israel’s economy, and based on information published by OECD, the maintenance of expansionary monetary and fiscal policies and projected wage increases will continue to shore up domestic demand, which will remain as the main driver of growth. After picking up to 4% in 2016, growth is projected to be around 3% in 2017/18. Inflation is projected to firm up gradually.

Effects of inflation

The following are annual inflation rates during our fiscal years indicated, based on information published by the INDEC, which is dependent on the Argentine Ministry of Economy and Production:

Fiscal Year ended June 30	Consumer Price Index	Wholesale Price Index
2013	10.5%	13.5%
2014 (from January 2014)	15.0%	27.7%
2015	14.0%	13.6%
2016	37.6%(1)	26.7% (1)
2017	21.9%	14.2%

Given the modifications to the system that INDEC uses to measure CPI, there is no data for any price variations from July 1, 2015 to June 30, 2016. For that reason, we present aggregate prices from January 1, 2016 to June 30, 2016, published by INDEC.

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Additionally, the minimum lease payments we receive from our shopping mall tenants are generally adjusted in accordance with the CER, an inflation index published by the Central Bank. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described below. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 3% and 10% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 21% and 25% on an annual and cumulative basis from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Business—Our Shopping Malls—Principal Terms of our Leases.”

An increase in our operating costs caused by higher inflation could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping mall business is affected by consumer spending and by prevailing economic conditions that affect potential customers. All of our shopping malls and commercial properties are located in Argentina, and, as a consequence, their business and that of our tenants could be adversely affected by a recession in Argentina.

Since the INDEC modified its methodology used to calculate the CPI in January 2007, there have been concerns about the accuracy of Argentina’s official inflation statistics, which led to the creation of the IPCNu in February 2014 in order to address the quality of official data. See “Risk Factors—Risks Relating to Argentina— There are concerns about the accuracy of Argentina’s official inflation statistics.”

Inflation rate in Brazil is forecast to decline, reflecting stronger effects from negative output gaps, currency appreciations, and favorable supply shocks to food prices, according to the IMF.

Regarding rates of inflation in Israel, the Consumer Price Index, according to OECD, showed a 0.5% increase in the prices in 2014, followed by a deflation of 0.6% in 2015 and 0.5% in 2016. Likewise, inflation projections for 2017 and 2018 are expected to be around 1.0% and 1.7%, respectively.

Seasonality

IRSA’s shopping malls business is directly affected by seasonality, influencing the level of IRSA’s tenants’ sales. During Argentine summer holidays (January and February) IRSA’s tenants’ sales are generally at their lowest level, whereas during winter holidays (July) and in December (Christmas) they reach their highest level. Clothing retailers generally change their collections in spring and autumn, positively affecting IRSA’s shopping mall sales. Sales Discount sales at the end of each season are also one of the main seasonal factors affecting IRSA’s business.

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

In 2017, the Passover holiday fell at the middle of April, compared to 2016 when it was at the end of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2017, compared to last year. The Passover holiday in the second quarter of 2017 had a greater effect on Shufersal’s results than in the corresponding quarter in 2016, therefore analysis of the results for the first half of the year compared to the corresponding period in 2016 better represents the changes between the periods.

Effects of interest rate fluctuations

Most of our U.S. Dollar denominated debt accrues interest at a fixed rate. An increase in interest rates will not necessary result in a significant increase in our financial costs and may not materially affect our financial condition or our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation or depreciation of the Peso against the U.S. dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our lease receivables. Foreign currency exchange restrictions that may be imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar-denominated liabilities.

Typically real estate transactions in Argentina are negotiated and prices are set in U.S. dollars. Therefore, a devaluation or depreciation of the Peso against the U.S. dollar would increase the value of our real estate properties measured in Pesos and an appreciation of the Peso would have the opposite effect.

During fiscal 2017 and fiscal 2016, the Peso depreciated against the U.S. dollar by approximately 11% and 66%, respectively, which caused an impact on the comparability of our results of operations for the year ended June 30, 2017 to our results of operations for the year ended June 30, 2016, primarily in our revenues from office rentals and our net assets and liabilities denominated in foreign currency. The depreciation of the Peso affected our assets and liabilities denominated in foreign currency, as reflected in “financial results, net” in our consolidated statement of comprehensive income.

As a result of the depreciation of the Peso and the discontinuation of the official exchange rate in December 2015, the seller exchange rate was Ps.9.6880 per US$1.00 on November 30, 2015, Ps.13.0400 per US$1.00 on December 31, 2015, Ps.15.0400 per US$1.00 on June 30, 2016, and Ps.16.6300 per US$1.00 on June 30, 2017. See “Local Exchange Market and Exchange Rates.”

During fiscal year 2017, Israeli New Shekel apreciated against the U.S. dollar, by approximately 9.6%, while during fiscal year 2016 that currency depreciated by 2.2%, which caused an impact on the comparability of our results of IDBD´s operations for the year ended June 30, 2017 to IDBD´s results of operations for the year ended June 30, 2016. As of June 30 2017, the offer exchange rate was NIS3.4882 per US$1.00, and NIS3.5340 per US$1.00 on September 30, 2017. For more information about the exchange rates, see “Local Exchange Market and Exchange Rates.”

The exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowing in foreign currencies, or other methods, considered adequate by the Management, according to circumstances.

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

The discussion below should also be read in conjunction with our disclosure of significant IFRS accounting policies, which is provided in Note 2 to our Audited Consolidated Financial Statements, “Summary of significant accounting policies.”

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
Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method).
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators.	Incorrect exposure of investment property values.
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

Agricultural business:

Starting in fiscal year 2017, the CODM reviews certain corporate expenses associated to all of the agribusiness segments on an aggregate and separate basis, and such expenses have been accounted for under Other Segments and Corporate. As of June 2016 and 2015, the segment information has been modified for comparability purposes with the current fiscal.

In previous and current year, the Company has changed the presentation of the agricultural business segments which are reviewed by the CODM for a better alignment with the current business vision and the metrics used to such end. Previously, eight reportable segments were considered (crops, cattle, dairy, sugarcane, agricultural rentals and services, land transformation and sales, agro-industrial and other segments), actually are considered:

The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; breeding and/or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers; agricultural services; leasing of the Company's farms to third parties; and planting, harvesting and sale of sugarcane.

The “Land transformation and sales” segment comprises gains from the disposal and development of farmlands activities

The “Other segments and corporate” includes, principally, slaughtering and processing in the meat refrigeration plant; and brokerage activities, among others. In addition, includes corporate expenses related to agricultural business.

The amounts corresponding to the fiscal year ended June 30, 2016 and 2015, have been retroactively adjusted to reflect changes in segment information.

Urban properties and investments:

Operation Center in Argentina

Within this center, IRSA operates in the following segments:

The “Shopping malls” segment includes assets and results from the commercial exploitation and development of Shopping malls, principally comprised of lease and the providing of services related to the lease of commercial facilities and other spaces in the Shopping malls.

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

The “International” segment includes assets and operating profit or loss from business related to associates Condor and Lipstick. Through these associates, the Company derives revenue from hotels and an office building in United States, respectively. Until September 30, 2014, this segment included revenue from a subsidiary that owned the building located at 183 Madison Ave in New York, United States, which was sold that date. Additionally, until October 11, 2015, this international segment included results from the investment in IDBD carried at fair value.

The “Financial operations, Corporate and others” segment primarily includes the financial activities carried out by Banco Hipotecario and Tarshop, and other residual financial operations and corporate expenses related to the Operations center in Argentina.

Starting in fiscal year 2017, the CODM reviews certain corporate expenses associated to all segments of the operations center in Argentina on an aggregate and separate basis, and such expenses have been accounted for under Financial Operations, Corporate and Others. As of June 2016 and 2015, the segment information has been modified for comparability purposes.

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, right to receive future units under barter agreements, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment.” Assets are allocated to each segment based on the operations and/or their physical location.

Within the operations center in Argentina, most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for earnings of associates included in the “International” segment located in USA.

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Operation Center in Israel

Within this center, IRSA operates in the following segments:

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

The “Insurance” segment includes the investment in Clal. This company is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others. The Company does not have control over Clal; therefore, the business is not consolidated on a line-by-line basis but rather reported in a single line as a financial asset held for sale and valued at fair value, as required by the IFRS.

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

The Company consolidates results derived from its operations center in Israel with a three month lag, adjusted for the effects of significant transactions;Hence, IDBD’s results for the period extending from October 11, 2015 (acquisition date) through March 31, 2016 are included in the Company’s comprehensive income for the fiscal year ended June 30, 2016.

The Company consolidated twelve month worth of income from the Israel Operations Center, maintaining the three month lag and adjusting for the effects of material transactions.

Goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

As those business segments involving the urban properties and investments business from the operations center in Argentina where the CODM evaluated assets under the proportional consolidation method, each reported asset includes the proportional share of the Company in the same class of assets of the associates and/or joint ventures. Only as an example, the investment properties amount reported to the CODM includes (i) the investment property balance as per the Statement of Financial Position plus (ii) the Company’s share of the investment properties of these joint ventures.

Within the agricultural business, most revenue from its operating segments are generated from, and their assets are located in Argentina and Brazil, mainly.

Within the urban properties and investment business in the operations center in Argentina, most revenue from its operating segments are generated from, and their assets are located in Argentina, except for earnings of associates included in the “International” segment located in USA.

Within the urban properties and investment business in the operations center in Israel, most revenue from its operating segments are generated from and their assets are located in Israel, except for certain earnings from the Real Estate segment generated outside Israel, mainly in USA.

Within the agricultural business and the urban properties and investments business from the operations center in Argentina, the assets categories reviewed by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, biological assets, right to receive future units under barter agreements, investment in joint ventures and associates and goodwill. The aggregate of these assets, classified by business segment, are disclosed as “segment assets.” Assets are allocated to each segment based on the operations and/or their physical location.

Below is a summarized analysis of the lines of business of the Company for the year ended June 30, 2017:

	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
			(in million of Ps.)
Reve	3,919	4,311	68,422	72,733	76,652
Costs	(5,477)	(911)	(49,110)	(50,021)	(55,498)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,185	-	-	-	2,185
Changes in the net realizable value of agricultural produce after harvest	(74)	-	-	-	(74)
Gross profit	553	3,400	19,312	22,712	23,265
Gain from disposal of farmlands	280	-	-	-	280
Net gain from fair value of investment properties	331	4,488	374	4,862	5,193
General and administrative expenses	(364)	(773)	(3,135)	(3,908)	(4,272)
Selling expenses	(509)	(355)	(13,093)	(13,448)	(13,957)
Management fees	(10)	(118)	(72)	(190)	(200)
Other operating results, net	108	(67)	(196)	(263)	(155)
Profit from operations	389	6,575	3,190	9,765	10,154
Share of profit / (loss) of joint ventures and associates	8	(95)	105	10	18
Segment profit	397	6,480	3,295	9,775	10,172

Investment properties	304	41,206	-	41,206	41,510
Property, plant and equipment	4,640	267	-	267	4,907
Trading properties	-	588	-	588	588
Goodwill	14	51	-	51	65
Rights to receive future units under barter agreements	-	47	-	47	47
Biological assets	1,230	-	-	-	1,230
Inventories	776	34	-	34	810
Interests in joint ventures and associates	49	2,719	-	2,719	2,768
Operating assets from Operations Center in Israel	-	-	178,964	178,964	178,964
Total segment assets	7,013	44,912	178,964	223,876	230,889

Operating liabilities from Operations Center in Israel	-	-	155,235	155,235	155,235

Below is a summarized analysis of the lines of business of the Company for the year ended June 30, 2016 (recast):

	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
			(in million of Ps.)
Revenues	2,912	3,284	27,077	30,361	33,273
Costs	(3,814)	(659)	(19,252)	(19,911)	(23,725)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,696	-	-	-	1,696
Changes in the net realizable value of agricultural produce after harvest	208	-	-	-	208
Gross profit	1,002	2,625	7,825	10,450	11,452
Gain from disposal of farmlands	(2)	-	-	-	(2)
Net gain from fair value of investment properties	22	18,167	(271)	17,896	17,918
General and administrative expenses	(270)	(600)	(1,293)	(1,893)	(2,163)
Selling expenses	(338)	(264)	(5,442)	(5,706)	(6,044)
Management fees	(11)	(501)	(22)	(523)	(534)
Other operating results, net	(70)	(12)	(32)	(44)	(114)
Profit from operations	333	19,415	765	20,180	20,513
Share of profit / (loss) of joint ventures and associates	23	127	123	250	273
Segment profit	356	19,542	888	20,430	20,786

Investment properties	103	36,159	-	36,159	36,262
Property, plant and equipment	3,247	238	-	238	3,485
Trading properties	-	599	-	599	599
Goodwill	10	24	-	24	34
Rights to receive future units under barter agreements	-	90	-	90	90
Biological assets	1,061	-	-	-	1,061
Inventories	660	28	-	28	688
Interests in joint ventures and associates	54	1,967	-	1,967	2,021
Operating assets from Operations Center in Israel	-	-	147,470	147,470	147,470
Total segment assets	5,135	39,105	147,470	186,575	191,710

Operating liabilities from Operations Center in Israel	-	-	132,989	132,989	132,989

Below is a summarized analysis of the lines of business of the Company for the year ended June 30, 2015 (recast):

	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina
		(in million of Ps.)
Revenues	2,395	2,547	4,942
Costs	(3,411)	(482)	(3,893)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,370	-	1,370
Changes in the net realizable value of agricultural produce after harvest	(34)	-	(34)
Gross profit	320	2,065	2,385
Gain from disposal of farmlands	570	-	570
Net gain from fair value of investment properties	129	3,974	4,103
General and administrative expenses	(212)	(402)	(614)
Selling expenses	(286)	(195)	(481)
Management fees	(16)	(129)	(145)
Other operating results, net	(19)	33	14
Profit from operations	486	5,346	5,832
Share of profit / (loss) of joint ventures and associates	1	(860)	(859)
Segment profit	487	4,486	4,973

Investment properties	335	19,364	19,699
Property, plant and equipment	2,326	251	2,577
Trading properties	-	150	150
Goodwill	8	25	33
Rights to receive future units under barter agreements	-	90	90
Biological assets	534	-	534
Inventories	496	23	519
Interests in joint ventures and associates	33	2,972	3,005
Total segment assets	3,732	22,875	26,607

Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	June 30, 2017
	Agricultural production	Land transformation and sales	Others and Corporate	Total Agricultural business (i)
	(in million of Ps.)
Revenues	2,196	-	1,723	3,919
Costs	(3,867)	(11)	(1,599)	(5,477)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,185	-	-	2,185
Changes in the net realizable value of agricultural produce after harvest	(74)	-	-	(74)
Gross profit / (loss)	440	(11)	124	553
Gain from disposal of farmlands	-	280	-	280
Net gain from fair value of investment properties	-	331	-	331
General and administrative expenses	(254)	(1)	(109)	(364)
Selling expenses	(370)	-	(139)	(509)
Management fees	-	(10)	-	(10)
Other operating results, net	99	-	9	108
Profit/(Loss) from operations	(85)	589	(115)	389
Share of profit / (loss) of associates	12	-	(4)	8
Segment profit/(loss)	(73)	589	(119)	397

Investment properties	304	-	-	304
Property, plant and equipment	4,531	12	97	4,640
Goodwill	13	-	1	14
Biological assets	1,230	-	-	1,230
Inventories	537	-	239	776
Investments in associates	45	-	4	49
Total segment assets (ii)	6,660	12	341	7,013

(i)
From all of the Company’s revenues corresponding to Agricultural Business, Ps.3,039 million are originated in Argentina and Ps.880 million in other countries, principally in Brazil for Ps.742 million.
(ii)
From all of the Company’s assets included in the segment corresponding to Agricultural Business, Ps.2,554 million are located in Argentina and Ps.4,459 million in other countries, principally in Brazil for Ps.3,351 million.

	June 30, 2016 (recast)
	Agricultural production	Land transformation and sales	Others and Corporate	Total Agricultural business (i)
	(in million of Ps.)
Revenues	1,765	-	1,147	2,912
Costs	(2,740)	(9)	(1,065)	(3,814)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,696	-	-	1,696
Changes in the net realizable value of agricultural produce after harvest	208	-	-	208
Gross profit / (loss)	929	(9)	82	1,002
Loss from disposal of farmlands	-	(2)	-	(2)
Net gain from fair value of investment properties	-	22	-	22
General and administrative expenses	(185)	(1)	(84)	(270)
Selling expenses	(248)	-	(90)	(338)
Management fees	(11)	-	-	(11)
Other operating results, net	(72)	-	2	(70)
Profit / (Loss) from operations	413	10	(90)	333
Share of profit of associates	26	-	(3)	23
Segment profit / (loss)	439	10	(93)	356

Investment properties	103	-	-	103
Property, plant and equipment	3,187	18	42	3,247
Goodwill	10	-	-	10
Biological assets	1,061	-	-	1,061
Inventories	499	-	161	660
Investments in associates	54	-	-	54
Total segment assets (ii)	4,914	18	203	5,135

(i)
From all of the Company’s revenues corresponding to Agricultural Business, Ps.2,212 million are originated in Argentina and Ps.700 million in other countries, principally in Brazil for Ps.503 million.
(ii)
From all of the Company’s assets included in the segment corresponding to Agricultural Business, Ps.2,344 million are located in Argentina and Ps.2,791 million in other countries, principally in Brazil for Ps.1,715 million.

	June 30, 2015 (recast)
	Agricultural production	Land transformation and sales	Others and Corporate	Total Agricultural business (i)
	(in million of Ps.)
Revenues	1,461	-	934	2,395
Costs	(2,558)	(9)	(844)	(3,411)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,370	-	-	1,370
Changes in the net realizable value of agricultural produce after harvest	(34)	-	-	(34)
Gross profit / (loss)	239	(9)	90	320
Gain from disposal of farmlands	-	570	-	570
Net gain from fair value of investment properties	-	129	-	129
General and administrative expenses	(162)	(2)	(48)	(212)
Selling expenses	(194)	(2)	(90)	(286)
Management fees	-	(16)	-	(16)
Other operating results, net	(15)	(5)	1	(19)
(Loss) / Profit from operations	(132)	665	(47)	486
Share of profit of associates	1	-	-	1
Segment (loss) / profit	(131)	665	(47)	487

Investment properties	335	-	-	335
Property, plant and equipment	2,279	17	30	2,326
Goodwill	7	-	1	8
Biological assets	533	-	1	534
Inventories	370	-	126	496
Investments in associates	33	-	-	33
Total segment assets (ii)	3,557	17	158	3,732

(i)
From all of the Company’s revenues corresponding to Agricultural Business, Ps.1,679 million are originated in Argentina and Ps.716 million in other countries, principally in Brazil for Ps.578 million.
(ii)
From all of the Company’s assets included in the segment corresponding to Agricultural Business, Ps.1,628 million are located in Argentina and Ps.2,104 million in other countries, principally in Brazil for Ps.1,392 million.

Urban properties line of business and investments

The following tables present the reportable segments from the Operations Center in Argentina:

	June 30, 2017
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
	(in million of Ps.)
Revenues (i)	3,043	443	99	725	-	1	4,311
Costs	(350)	(33)	(43)	(485)	-	-	(911)
Gross profit / (loss)	2,693	410	56	240	-	1	3,400
Net gain from fair value of investment properties	2,068	1,571	849	-	-	-	4,488
General and administrative expenses	(261)	(33)	(32)	(135)	(78)	(234)	(773)
Selling expenses	(188)	(34)	(16)	(95)	-	(22)	(355)
Management fees	(77)	(29)	(12)	-	-	-	(118)
Other operating results, net	(59)	4	(35)	(2)	27	(2)	(67)
Profit / (Loss) from operations	4,176	1,889	810	8	(51)	(257)	6,575
Share of profit / (loss) of joint ventures and associates	-	-	14	-	(196)	87	(95)
Segment profit / (loss)	4,176	1,889	824	8	(247)	(170)	6,480

Investment properties	28,799	7,668	4,739	-	-	-	41,206
Property, plant and equipment	55	42	-	168	2	-	267
Trading properties	1	-	587	-	-	-	588
Goodwill	8	38	5	-	-	-	51
Rights to receive future units under barter agreements	-	-	47	-	-	-	47
Inventories	23	1	-	10	-	-	34
Investment in joint ventures and associates	-	113	95	-	570	1,941	2,719
Total segment assets (ii)	28,886	7,862	5,473	178	572	1,941	44,912

(i)
From all the Company's revenues corresponding to the urban properties and investment business of the Operations Center in Argentina, 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments
(ii)
From all our assets included in the segment corresponding to the urban properties and investment business of the operations Center in Argentina, Ps.44,150 million are located in Argentina and Ps.762 million in other countries, principally in United States for Ps.570 million and Uruguay for Ps.192 million, respectively.

	June 30, 2016 (recast)
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
	(in million of Ps.)
Revenues (i)	2,406	340	3	534	-	1	3,284
Costs	(256)	(21)	(20)	(362)	-	-	(659)
Gross profit / (loss)	2,150	319	(17)	172	-	1	2,625
Net gain from fair value of investment properties	16,132	1,262	773	-	-	-	18,167
General and administrative expenses	(179)	(24)	(23)	(103)	(91)	(180)	(600)
Selling expenses	(145)	(8)	(23)	(69)	-	(19)	(264)
Management fees	(444)	(39)	(17)	-	(1)	-	(501)
Other operating results, net	(63)	(6)	(34)	(2)	92	1	(12)
Profit / (Loss) from operations	17,451	1,504	659	(2)	-	(197)	19,415
Share of (loss) / profit of joint ventures and associates	-	21	5	-	(130)	231	127
Segment profit / (loss)	17,451	1,525	664	(2)	(130)	34	19,542

Investment properties	26,613	5,786	3,760	-	-	-	36,159
Property, plant and equipment	49	19	2	166	2	-	238
Trading properties	1	-	598	-	-	-	599
Goodwill	14	6	4	-	-	-	24
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	19	-	1	8	-	-	28
Interests in joint ventures and associates	-	59	62	-	143	1,703	1,967
Total segment assets (ii)	26,696	5,870	4,517	174	145	1,703	39,105

(i)
From all the Company's revenues corresponding to the urban properties and investment business of the Operations Center in Argentina, 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all our assets included in the segment corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps.38,804 million are located in Argentina and Ps.303 million in other countries, principally in United States for Ps.145 million and Uruguay for Ps.158 million, respectively.

	June 30, 2015 (recast)
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
	(in million of Ps.)
Revenues (i)	1,778	333	14	396	26	-	2,547
Costs	(164)	(13)	(19)	(279)	(7)	-	(482)
Gross profit	1,614	320	(5)	117	19	-	2,065
Net gain from fair value of investment properties	729	1,842	1,403	-	-	-	3,974
General and administrative expenses	(135)	(59)	(50)	(78)	(56)	(24)	(402)
Selling expenses	(113)	(21)	(9)	(52)	-	-	(195)
Management fees	(48)	(46)	(31)	-	(4)		(129)
Other operating results, net	(49)	(118)	(13)	-	215	(2)	33
Profit / (Loss) from operations	1,998	1,918	1,295	(13)	174	(26)	5,346
Share of (loss) / profit of joint ventures and associates	-	5	(2)	1	(1,022)	158	(860)
Segment profit / (loss)	1,998	1,923	1,293	(12)	(848)	132	4,486

Investment properties	10,415	5,460	3,489	-	-	-	19,364
Property, plant and equipment	48	26	1	175	1	-	251
Trading properties	1	-	149	-	-	-	150
Goodwill	14	6	5	-	-	-	25
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	16	-	-	7	-	-	23
Interests in joint ventures and associates	-	43	47	-	1,478	1,404	2,972
Total segment assets (ii)	10,494	5,535	3,781	182	1,479	1,404	22,875

(i)
From all our revenues corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps.2,521 million are originated mainly in Argentina and Ps.26 million in United States. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all our assets included in the segment corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps.21,290 million are located in Argentina and Ps.1,585 million in other countries, principally in United States for Ps.1,479 million and Uruguay for Ps.106, respectively.

The following table presents the reportable segments of the Operations Center in Israel:

	June 30, 2017
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
	(in million of Ps.)
Revenues	4,918	47,277	15,964	-	263	68,422
Costs	(2,333)	(35,432)	(11,183)	-	(162)	(49,110)
Gross profit	2,585	11,845	4,781	-	101	19,312
Net gain from fair value of investment properties	374	-	-	-	-	374
General and administrative expenses	(290)	(627)	(1,592)	-	(626)	(3,135)
Selling expenses	(91)	(9,517)	(3,406)	-	(79)	(13,093)
Management fees	(42)	(30)	-	-	-	(72)
Other operating results, net	46	(52)	(36)	-	(154)	(196)
Profit / (Loss) from operations	2,582	1,619	(253)	-	(758)	3,190
Share of profit / (loss) of joint ventures and associates	46	75	-	-	(16)	105
Segment profit / (loss)	2,628	1,694	(253)	-	(774)	3,295

Operating assets	79,427	38,521	31,648	8,562	20,806	178,964
Operating liabilities	(64,100)	(29,239)	(25,032)	-	(36,864)	(155,235)
	15,327	9,282	6,616	8,562	(16,058)	23,729

	June 30, 2016 (recast)
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
	(in million of Ps.)
Revenues	1,538	18,610	6,655	-	274	27,077
Costs	(467)	(14,076)	(4,525)	-	(184)	(19,252)
Gross profit	1,071	4,534	2,130	-	90	7,825
Net gain from fair value of investment properties	(271)	-	-	-	-	(271)
General and administrative expenses	(100)	(203)	(708)	-	(282)	(1,293)
Selling expenses	(29)	(3,907)	(1,493)	-	(13)	(5,442)
Management fees	(12)	(10)	-	-	-	(22)
Other operating results, net	(19)	(13)	-	-	-	(32)
Profit / (Loss) from operations	640	401	(71)	-	(205)	765
Share of profit / (loss) of joint ventures and associates	226	-	-	-	(103)	123
Segment profit / (loss)	866	401	(71)	-	(308)	888

Operating assets	60,678	29,440	27,345	4,602	25,405	147,470
Operating liabilities	(49,576)	(23,614)	(21,657)	-	(38,142)	(132,989)
	11,102	5,826	5,688	4,602	(12,737)	14,481

The following tables present a reconciliation between the total results of operations as per the segment information and the profit from operation as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	June 30, 2017
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to Income / (operations) for elimination of inter-segment transactions	Total Statement of Income
	(in million of Ps.)
Revenues	76,652	(72)	1,490	(152)	77,918
Costs	(55,498)	60	(1,517)	140	(56,815)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,185	(9)	-	-	2,176
Changes in the net realizable value of agricultural produce after harvest	(74)	-	-	-	(74)
Gross profit / (loss)	23,265	(21)	(27)	(12)	23,205
Gain from disposal of farmlands	280	-	-	-	280
Net gain / (loss) from changes in fair value of investment properties	5,193	(192)	-	-	5,001
General and administrative expenses	(4,272)	7	-	8	(4,257)
Selling expenses	(13,957)	7	-	4	(13,946)
Management fees	(200)	-	-	-	(200)
Other operating results, net	(155)	(5)	-	2	(158)
Profit / (Loss) from operations before share of Profit / (Loss) of joint ventures and associates	10,154	(204)	(27)	2	9,925
Share of (loss) / profit of joint ventures and associates	18	154	-	-	172
Profit / (Loss) from operations before financing and taxation	10,172	(50)	(27)	2	10,097

	June 30, 2016 (recast)
	Total segment information	Adjustment for share of Profit / (Loss) of joint ventures	Expenses and collective promotion funds	Adjustment to Income / (operations) for elimination of inter-segment transactions	Total Statement of Income
	(in million of Ps.)
Revenues	33,273	(89)	1,194	(146)	34,232
Costs	(23,725)	105	(1,207)	146	(24,681)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,696	(57)	-	-	1,639
Changes in the net realizable value of agricultural produce after harvest	208	-	-	-	208
Gross profit / (loss)	11,452	(41)	(13)	-	11,398
Loss from disposal of farmlands	(2)	-	-	-	(2)
Net gain / (loss) from changes in fair value of investment properties	17,918	(379)	-	-	17,539
General and administrative expenses	(2,163)	6	-	7	(2,150)
Selling expenses	(6,044)	8	-	1	(6,035)
Management fees	(534)	-	-	-	(534)
Other operating results, net	(114)	(2)	-	(3)	(119)
Profit / (Loss) from operations before share of Profit / (Loss) of joint ventures and associates	20,513	(408)	(13)	5	20,097
Share of (loss) / profit of joint ventures and associates	273	261	-	-	534
Profit / (Loss) from operations before financing and taxation	20,786	(147)	(13)	5	20,631

	June 30, 2015 (recast)
	Total segment information	Adjustment for share of Profit / (Loss) of joint ventures	Expenses and collective promotion funds	Adjustment to Income / (operations) for elimination of inter-segment transactions	Total Statement of Income
	(in million of Ps.)
Revenues	4,942	(53)	887	(124)	5,652
Costs	(3,893)	57	(901)	122	(4,615)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,370	(23)	-	-	1,347
Changes in the net realizable value of agricultural produce after harvest	(34)	-	-	-	(34)
Gross profit / (loss)	2,385	(19)	(14)	(2)	2,350
Gain / (Loss) from disposal of farmlands	570	(20)	-	-	550
Net gain / (loss) from changes in fair value of investment properties	4,103	(48)	-	-	4,055
General and administrative expenses	(614)	4	-	3	(607)
Selling expenses	(481)	6	-	1	(474)
Management fees	(145)	-	-	-	(145)
Other operating results, net	14	4	-	(1)	17
Profit / (Loss) from operations before share of Profit / (Loss) of joint ventures and associates	5,832	(73)	(14)	1	5,746
Share of (loss) / profit of joint ventures and associates	(859)	42	-	-	(817)
Profit / (Loss) from operations before financing and taxation	4,973	(31)	(14)	1	4,929

The following tables present a reconciliation between total segment assets and liabilities and total assets as per the statement of financial position. Adjustments are mainly related to the filing of certain classes of assets in segment information and to the proportional consolidation of joint ventures mentioned previously.

	June 30, 2017
	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
(in million Ps.)
Total Assets per segment	7,013	44,912	178,964	223,876	230,889
Less:
Proportionate share in reportable assets per segment of joint ventures (*)	(620)	(990)	-	(990)	(1,610)
Measurement adjustments at fair value
Plus:
Investments in joint ventures (**)	280	735	-	735	1,015
Discontinued operations	-	-	2,681	2,681	2,681
Other non-reportable assets	3,792	4,679	-	4,679	8,471
Total Consolidated assets as per Statement of Financial Position	10,465	49,336	181,645	230,981	241,446

	June 30, 2016 (recast)
	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
(in million Ps.)
Total Assets per segment	5,135	39,105	147,470	186,575	191,710
Less:
Proportionate share in reportable assets per segment of joint ventures (*)	(532)	(838)	-	(838)	(1,370)
Measurement adjustments at fair value
Plus:
Investments in joint ventures (**)	233	621	-	621	854
Other non-reportable assets	3,252	5,205	-	5,205	8,457
Total Consolidated assets as per Statement of Financial Position	8,088	44,093	147,470	191,563	199,651

	June 30, 2015 (recast)
	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina
(in million Ps.)
Total Assets per segment	3,732	22,875	26,607
Less:
Proportionate share in reportable assets per segment of joint ventures (*)	(382)	(400)	(782)
Measurement adjustments at fair value
Plus:
Investments in joint ventures (**)	177	342	519
Discontinued operations
Other non-reportable assets	2,779	2,601	5,380
Total Consolidated assets as per Statement of Financial Position	6,306	25,418	31,724

(*) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment.
	June 30, 2017
	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
(in million Ps.)
Investment properties	-	983	-	983	983
Property, plant and equipment	620	(4)	-	(4)	616
Trading properties	-	4	-	4	4
Goodwill	-	7	-	7	7
Biological assets	-	-	-	-	-
Inventories	-	-	-	-	-
Total proportionate share in assets per segment of joint ventures	620	990	-	990	1,610

	June 30, 2016 (recast)
	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
(in million Ps.)
Investment properties	3	750	-	750	753
Property, plant and equipment	511	(3)	-	(3)	508
Trading properties	-	86	-	86	86
Goodwill	-	4	-	4	4
Biological assets	12	-	-	-	12
Inventories	6	1	-	1	7
Total proportionate share in assets per segment of joint ventures	532	838	-	838	1,370

	June 30, 2015 (recast)
	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina
(in million Ps.)
Investment properties	-	393	393
Property, plant and equipment	366	(2)	364
Trading properties	-	4	4
Goodwill	-	5	5
Biological assets	8	-	8
Inventories	8	-	8
Total proportionate share in assets per segment of joint ventures	382	400	782

(**)
Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.

	June 30, 2017
	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
(in million Ps.)
Total Liabilities per segment	-	-	155,235	155,235	155,235
Plus:
Liabilities corresponding to agricultural business and urban properties and investment business of the operations center in Argentina	8,417	28,621	-	28,621	37,038
Total Consolidated liabilities as per Statement of Financial Position	8,417	28,621	155,235	183,856	192,273

	June 30, 2016 (recast)
	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
(in million Ps.)
Total Liabilities per segment	-	-	132,989	132,989	132,989
Plus:
Liabilities corresponding to agricultural business and urban properties and investment business of the operations center in Argentina	6,258	23,204	-	23,204	29,462
Total Consolidated liabilities as per Statement of Financial Position	6,258	23,204	132,989	156,193	162,451

	June 30, 2015 (recast)
	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina
(in million Ps.)
Total Liabilities per segment	-	-	-
Plus:
Liabilities corresponding to agricultural business and urban properties and investment business of the operations center in Argentina	4,612	12,556	17,168
Total Consolidated liabilities as per Statement of Financial Position	4,612	12,556	17,168

Fiscal year ended on June 30, 2017 compared to the fiscal year ended on June 30, 2016

Operating results

REVENUES

Our total revenues rose by 130.4%, from Ps.33,273 million in fiscal year 2016 to Ps.76,652 million in fiscal year 2017. This was mainly due to the 34.6% increase in the Agricultural Business, from Ps.2,912 million in fiscal year 2016 to Ps.3,919 million in fiscal year 2017, and to the 152.7% increase in the Urban Properties and Investments Business, from Ps.27,077 million in fiscal year 2016 to Ps.68,422 million in fiscal year 2017 in the Operations Center in Israel and to the increase of 31.3% in the Operations Center in Argentina, from Ps.3,284 million in fiscal year 2016 to Ps.4,311 million in fiscal year 2017.

Agricultural Business

	Fiscal year ended June 30, 2017
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	1,388	13	-	1,401
Cattle	121	15	70	206
Dairy	97	-	-	97
Sugarcane	355	-	-	355
Agricultural Rental and Services	91	-	46	137
Agricultural Production Subtotal	2,052	28	116	2,196
Agro-industrial	1,324	-	-	1,324
Other Segments and Corporate	370	2	27	399
Subtotal Others and Corporate	1,694	2	27	1,723
Total Agricultural Business	3,746	30	143	3,919

	Fiscal year ended June 30, 2016 (Recast)
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	1,101	51	-	1,152
Cattle	80	9	89	178
Dairy	65	-	-	65
Sugarcane	294	-	-	294
Agricultural Rental and Services	39	-	37	76
Agricultural Production Subtotal	1,579	60	126	1,765
Agro-industrial	966	-	-	966
Other Segments and Corporate	168	-	13	181
Subtotal Others and Corporate	1,134	-	13	1,147
Total Agricultural Business	2,713	60	139	2,912

Total revenues rose by 38.1%, from Ps.2,713 million in fiscal year 2016 to Ps.3,746 million in fiscal year 2017. This was due to the following increases:

●
Ps.287 million in the Crops activity,
●
Ps.41 million in the Cattle activity,
●
Ps.61 million in the Sugarcane activity,
●
Ps.358 million in the Agro-industrial activity,
●
Ps.202 million in the Other Segments and Corporate activity,
●
Ps.32 million in the Dairy activity, and
●
Ps.52 million in the Agricultural Rental and Services activity.

In turn, revenues from our interests in joint ventures declined by 50% from Ps.60 million in fiscal year 2016 to Ps.30 million in fiscal year 2017, mainly as a consequence of a 74.5% decline in Crops sold to Cresca, from Ps.51 million in fiscal year 2016 to Ps.13 million in fiscal year 2017.

Similarly, inter-segment revenues rose by 2.9%, from Ps.139 million in fiscal year 2016 to Ps.143 million in fiscal year 2017, mainly as a result of the leases of croplands between our subsidiary Brasilagro and its subsidiaries, which were reclassified from the Crops and Sugarcane activity to the Agricultural Rental and Services activity.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, revenues increased by 34.6%, from Ps.2,912 million in fiscal year 2016 to Ps.3,919 million in fiscal year 2017.

Crops

Total revenues from the Crops activity rose by 21.6%, from Ps.1,152 million in fiscal year 2016 to Ps.1,401 million in fiscal year 2017, mainly as a consequence of:

●
a 37.0% increase in the average price of crops sold, up from Ps.2,226 per ton in fiscal year 2016 to Ps.3,049 per ton in fiscal year 2017;
●
partially offset by a decline of 57,808 tons in the volume of crops sold during fiscal year 2017 compared to the previous fiscal year.

The following table provides a breakdown of the sales of Crops:

	Sales of Crops (in tons)
	Fiscal year ended June 30
	2017	2016 (Recast)	Variation
Corn	266,508	255,162	11,346
Soybean	166,623	198,296	(31,673)
Wheat	13,401	46,607	(33,206)
Sorghum	5,254	1,007	4,247
Sunflower	4,116	10,421	(6,305)
Other	3,646	5,863	(2,217)
Total Sales	459,548	517,356	(57,808)

Cattle

Total revenues from the Cattle activity increased by 15.7%, from Ps.178 million in fiscal year 2016 to Ps.206 million in fiscal year 2017, mainly as a consequence of:

●
a 38.7% increase in the average price per kilogram sold of cattle, from Ps.21.2 per kilogram in fiscal year 2016 to Ps.29.4 per kilogram in fiscal year 2017;
●
offset by a 16.7% decline in the volume of cattle sold, from 8,314 tons in fiscal year 2016 to 6,929 tons in fiscal year 2017.

Dairy

Total revenues from the Dairy activity increased by 49.2%, from Ps.65 million in fiscal year 2016 to Ps.97 million in fiscal year 2017, mainly as a consequence of:

●
a 52.1% increase in the average price of milk, up from Ps.3.26 per liter in fiscal year 2016 to Ps.4.96 per liter in fiscal year 2017;
●
a 52.3% increase in the average price per kilogram sold of milking cows cattle, from Ps.19.3 per kilogram in fiscal year 2016 to Ps.29.4 per kilogram in fiscal year 2017; and
●
a 43.2% increase in the volume of milking cows cattle, from 743 tons in fiscal year 2016 to 1,064 tons in fiscal year 2017;
●
offset by a 14.2% decline in the volume of milk sold, from 15.5 million liters in fiscal year 2016 to 13.3 million liters in fiscal year 2017.

Sugarcane

Total revenues from the Sugarcane activity increased 20.7%, from Ps.294 million in fiscal year 2016 to Ps.355 million in fiscal year 2017, mainly as a consequence of:

●
a 62.3% increase in the average price of sugarcane sold, from Ps.241.2 per ton in fiscal year 2016 to Ps.391.5 per ton in fiscal year 2017; and
●
a decline of 312,880 tons (25.7%) in the volume of sugarcane sold during fiscal year 2017 compared to the previous fiscal year, primarily attributable to Brasilagro, due to a lower production yield.

Agricultural Rental and Services

Total revenues from the Agricultural Rental and Services activity increased by 80.3%, from Ps.76 million in fiscal year 2016 to Ps.137 million in fiscal year 2017, mainly as a consequence of:

●
a 450% increase in revenues from the production of seeds originating primarily in a larger number of hectares used for agricultural purposes, and an 11% increase in the selling price; offset by a 18% decline in average yield.

Agro-industrial

Total revenues from the Agro-industrial activity increased by 37.1%, from Ps.966 million in fiscal year 2016 to Ps.1,324 million in fiscal year 2017, mainly as a consequence of:

●
a 30.3% increase in exports, a 35.3% increase in sales to the domestic market and a 50% increase in sales of by-products. Domestic consumption prices exhibited an upward trend and were 23% higher than in fiscal year 2016. The price of exports rose by 21.03% in Argentine Pesos in fiscal year 2017 compared to 2016;
●
an 8.5% increase in the slaughtering volume, from 6,415 heads per month in fiscal year 2016 to 6,960 in fiscal year 2017.

Others segments and Corporate

Total revenues from the Other Segments and Corporate activity increased by 120.4%, from Ps.181 million in fiscal year 2016 to Ps.399 million in fiscal year 2017, mainly as a consequence of:

●
an increase of Ps.67 million in sales of supplies;
●
an increase of Ps.44 million in sales on consignment;
●
an increase of Ps.30 million in commodity brokerage services; and
●
an increase of Ps.33.5 million in coverage, advertising and storage services.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2017
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Malls	4,392	26	-	(1,375)	3,043
Offices and Others	537	14	7	(115)	443
Sales and Developments	98	1	-	-	99
Hotels	722	-	3	-	725
Financial Operations, Corporate and Others	1	-	-	-	1
Total Operations Center in Argentina	5,750	41	10	(1,490)	4,311

Operations Center in Israel

Real Estate	4,918	-	-	-	4,918
Supermarkets	47,276	-	-	-	47,276
Telecommunications	15,964	-	-	-	15,964
Other	264	-	-	-	264
Total Operations Center in Israel	68,422	-	-	-	68,422
Total Urban Properties and Investments Business	74,172	41	10	(1,490)	72,733

	Fiscal year ended June 30, 2016 (Recast)
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Malls	3,487	20	-	(1,101)	2,406
Offices and Others	422	3	8	(93)	340
Sales and Developments	(2)	5	-	-	3
Hotels	534	-	-	-	534
Financial Operations, Corporate and Others	1	-	-	-	1
Total Operations Center in Argentina	4,442	28	8	(1,194)	3,284

Operations Center in Israel
Real Estate	1,538	-	-	-	1,538
Supermarkets	18,610	-	-	-	18,610
Telecommunications	6,655	-	-	-	6,655
Other	274	-	-	-	274
Total Operations Center in Israel	27,077	-	-	-	27,077
Total Urban Properties and Investments Business	31,519	28	8	(1,194)	30,361

Operation Center in Argentina

Total revenues from the Urban Properties and Investments business increased by 29.4%, from Ps.4,442 million in fiscal year 2016 to Ps.5,750 million in fiscal year 2017. This was mainly due to an increase of Ps.905 million in the Shopping Malls segment, an increase of Ps.115 million in the Offices and Others segment, an increase of Ps.188 million in the Hotels segment, and an increase of Ps.100 million in the Sales and Development segment.

In turn, revenues from our interests in joint ventures did not exhibit significant variations when considering fiscal years 2017 and 2016.

Inter-segment revenues rose by 25.0%, from Ps.8 million in fiscal year 2016 to Ps.10 million in fiscal year 2017, mainly as a consequence of profits in the amount of 3 million derived by the Hotels segment in fiscal year 2017.

In addition, revenues from expenses and collective promotion fund rose by 24.8%, from Ps.1,194 million in fiscal year 2016 (out of which Ps.1,101 million is attributable to the Shopping Malls segment) to Ps.1,490 million in fiscal year 2017 (out of which Ps.1,375 million is attributable to the Shopping Malls segment).

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, and expenses and collective promotion fund, revenues increased by 31.3%, from Ps.3,284 million in fiscal year 2016 to Ps.4,311 million in fiscal year 2017.

Shopping Malls

Revenues from the Shopping Malls segment increased 26.5%, from Ps.2,406 million in fiscal year 2016 to Ps.3,043 million in fiscal year 2017. Such increase was mostly attributable to:

●
an increase of Ps.408 million in revenues from fixed and variable rentals as a result of a 19.4% increase in our tenants’ sales, from Ps.28.8 million in fiscal year 2016 to Ps.34.4 million in fiscal year 2017;
●
an increase of Ps.55 million in revenues from admission fees;
●
an increase of Ps.39.5 million in parking revenues; and
●
an increase of Ps.134.5 million in revenues from commissions and other.

Offices and Others

Revenues from the Offices and Others segment increased 30.3%, from Ps.340 million in fiscal year 2016 to Ps.443 million in fiscal year 2017.Such revenues were impacted by the partial sale of investment properties during fiscal year 2017, which resulted in a reduction of the segment total leasable area. Rental revenues increased 29.3%, from Ps.331 million in fiscal year ended June 30, 2016 to Ps.428 million in fiscal year ended June 30, 2017, mostly as a result of the currency devaluation.

Sales and Developments

Revenues from the Sales and Developments segment rose from a gain of Ps.3 million in fiscal year 2016 to a gain of Ps.99 million in fiscal year 2017. This segment often varies significantly period over period, given that some of the sales consummated by the Company are non-recurrent. Such increase was mainly attributable to sales of floors at Beruti building and parking space in Rosario building.

Hotels

Total revenues from our Hotels segment rose by 35.8%, from Ps.534 million in fiscal year 2016 to Ps.725 million in fiscal year 2017, primarily due to an increase in the average room rate of our hotels (measured in Argentine Pesos).

International

No revenues were recorded from the International segment in the fiscal years under review.

Financial Operations, Corporate and Others

Revenues from our Financial Operations, Corporate and Others segment did not experience significant changes in the periods under review.

Operation Center in Israel

Real Estate.

Revenues from the Real estate segment increased from Ps.1,538 million during fiscal year 2016 to Ps.4,918 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the recording of revenues from the sale of apartments and real estate is affected by the timing of the occupation of apartments, which was higher in 2017.

Supermarkets.

Revenues from the Supermarket segment increased from Ps.18,610 million during fiscal year 2016 to Ps.47,277 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, and (ii) a 24% revaluation of the NIS against the Argentine peso.

Telecommunications.

Revenues from the Telecomunications segment increased from Ps.6,655 million during fiscal year 2016 to Ps.15,964 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso.

Others.

Revenues from the Others segment decreased from Ps.274 million during fiscal year 2016 to Ps.263 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the sale of some revenue generating assets of DIC.

COSTS

The Company’s total costs rose by 133.9%, from Ps.23,725 million in fiscal year 2016 to Ps.55,498 million in fiscal year 2017. This was mainly due to a 43.6% increase in the Agricultural business, from Ps.3,814 million in fiscal year 2016 to Ps.5,477 million in fiscal year 2017, and to the 155.1% increase in the Urban Properties and Investments Business at the Operations Center in Israel, from Ps.19,252 million in fiscal year 2016 to Ps.49,110 million in fiscal year 2017, and to the 38.2% increase in this business at the Operations Center in Argentina, from Ps.659 million in fiscal year 2015 to Ps.911 million in fiscal year 2017.

Agricultural Business

	Fiscal year ended June 30, 2017
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(2,526)	(23)	(42)	(2,591)
Cattle	(364)	(18)	-	(382)
Dairy	(180)	-	-	(180)
Sugarcane	(662)	-	(26)	(688)
Agricultural Rental and Services	(26)	-	-	(26)
Agricultural Production Subtotal	(3,758)	(41)	(68)	(3,867)
Land Transformation and Sales	(11)	-	-	(11)
Agro-industrial	(1,233)	-	(70)	(1,303)
Other Segments and Corporate	(294)	(2)	-	(296)
Subtotal Others and Corporate	(1,527)	(2)	(70)	(1,599)
Total Agricultural Business	(5,296)	(43)	(138)	(5,477)

	Fiscal Year ended June 30, 2016 (Recast)
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(1,686)	(80)	(35)	(1,801)
Cattle	(254)	(13)	-	(267)
Dairy	(135)	-	-	(135)
Sugarcane	(501)	-	(16)	(517)
Agricultural Rental and Services	(20)	-	-	(20)
Agricultural Production Subtotal	(2,596)	(93)	(51)	(2,740)
Land Transformation and Sales	(9)	-	-	(9)
Agro-industrial	(836)	-	(89)	(925)
Other Segments and Corporate	(140)	-	-	(140)
Subtotal Others and Corporate	(976)	-	(89)	(1,065)
Total Agricultural Business	(3,581)	(93)	(140)	(3,814)

Total costs rose by 47.9%, from Ps.3,581 million in fiscal year 2016 to Ps.5,296 million in fiscal year 2017. This was primarily attributable to the following increases:

●
Ps.840 million in the Crops activity,
●
Ps.110 million in the Cattle activity,
●
Ps.45 million in the Dairy activity,
●
Ps.161 million in the Sugarcane activity,
●
Ps.6 million in the Agricultural Rental and Services activity,
●
Ps.2 million increase in the Land Transformation and Sales segment,
●
Ps.397 million in the Agro-industrial activity, and
●
Ps.154 million in the Other Segments and Corporate activity.

In turn, the cost of our joint ventures experienced a net decline of Ps.50 million, from Ps.93 million in fiscal year 2016 to Ps.43 million in fiscal year 2017, mainly as a consequence of a Ps.57 million reduction in the costs of Cresca’s crops, from Ps.80 million in fiscal year 2016 to Ps.23 million in fiscal year 2017.

Similarly, inter-segment costs fell by Ps.2 million, from Ps.140 million in fiscal year 2016 to Ps.138 million in fiscal year 2017, mainly as a result of the rise in the cost of sales of crops and sugarcane during the year, due to leases of croplands between our subsidiary Brasilagro and its subsidiaries, which were reclassified from the Crops and Sugarcane sctivity to the Agricultural Rental and Services activity.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, costs increased by 43.6%, from Ps.3,814 million in fiscal year 2016 to Ps.5,477 million in fiscal year 2017.

Crops

Total costs from the Crops activity increased by 43.9%, from Ps.1,801 million in fiscal year 2016 to Ps.2,591 million in fiscal year 2017. The costs from the Crops activity are broken down in the following table:

	Fiscal year 2017	Fiscal year 2016
	In million of Ps.
Cost of sales	1,178	940
Cost of production	1,413	861
Total Costs	2,591	1,801

Cost of sales in the Crops activity increased by 25.3%, from Ps.940 million in fiscal year 2016 to Ps.1,178 million in fiscal year 2017, mainly as a consequence of:

●
a 41.1% rise in the average cost per ton of crops sold in fiscal year 2017, from Ps.1,817 per ton in fiscal year 2016 to Ps.2,563 per ton in fiscal year 2017, due to higher average market prices for crops; and
●
offset by an 11.2% decrease in the volume of tons sold as compared to the previous fiscal year.

The cost of sales as a percentage of sales was 81.6% in fiscal year 2016 and 84.1% in fiscal year 2017.

The cost of production in the Crops activity increased by 64.1%, from Ps.861 million in fiscal year 2016 to Ps.1,413 million in fiscal year 2017, mainly as a consequence of:

●
a 67.9% rise in direct production costs during this fiscal year compared to the previous fiscal year, attributable to both the larger number of hectares sown (8.4%) and the increase in the average cost per ton (27.9%).

Cattle

Total costs in the Cattle activity increased by 43.1%, from Ps.267 million in fiscal year 2016 to Ps.382 million in fiscal year 2017. The following table shows the costs in the Cattle activity:

	Fiscal year 2017	Fiscal year 2016
	In million of Ps.
Cost of sales	169	136
Cost of production	213	131
Total Costs	382	267

Cost of sales increased 24.3%, from Ps.136 million in fiscal year 2016 to Ps.169 million in fiscal year 2017, mainly as a consequence of:

●
an increase in the average cost per kilogram sold (48.3%); and
●
a 16.5% decline in beef sales volumes.

Cost of production in the Cattle activity rose by 62.6%, from Ps.131 million in fiscal year 2016 to Ps.213 million in fiscal year 2017. The higher cost of production from the Cattle activity in fiscal year 2016 was mainly attributable to:

●
the incorporation of Brazil into the business;
●
higher payroll expenses;
●
higher feeding costs as a result of a 5% increase in the volume consumed by cattle, due to a higher quantity of head in the feedlot, and a 38% increase in the average cost of food, particularly, internally produced silo corn and silo sorghum; and
●
an increase in health and insemination due to better quality sperm and incremental costs of supplies.

Dairy

Total costs in the Dairy activity increased by 33.3%, from Ps.135 million in fiscal year 2016 to Ps.180 million in fiscal year 2017. The following table shows the costs in the Dairy activity:

	Fiscal year 2017	Fiscal year 2016
	In million of Ps.
Cost of sales	87	61
Cost of production	93	74
Total Costs	180	135

Total costs of sale in the Dairy activity rose by 42.6%, from Ps.61 million in fiscal year 2016 to Ps.87 million in fiscal year 2017, mainly as a consequence of:

●
a 40% increase in the average cost per kilogram sold of milking cows, from Ps.15.5 per kg in fiscal year 2016 to Ps.21.7 per kg in fiscal year 2017;
●
a 50% increase in the average price of milk from Ps.3.2 per liter in fiscal year 2016 to Ps.4.8 per liter in fiscal year 2017;
●
a 43.2% increase in the sales volume of milking cows;
●
offset by a 14.5% decline in the volume of milk sold.

Cost of production in the Dairy activity increased by 25.7%, from Ps.74 million in fiscal year 2016 to Ps.93 million in fiscal year 2017. The increase was primarily attributable to feeding, payroll and maintenance costs. The rise in feeding costs was mainly attributable to a 68% increase in the average cost of food, offset by a 29% decline in consumption volume, due to smaller milking cows and due to the lower consumption of internally produced silo corn (26%) and silo sorghum (45%).

Sugarcane

Total costs in the Sugarcane activity rose by 33.8%, from Ps.517 million in fiscal year 2016 to Ps.688 million in fiscal year 2017. The following table shows a breakdown of costs in the Sugarcane activity:

	Fiscal year 2017	Fiscal year 2016
	In million of Ps.
Cost of sales	352	263
Cost of production	336	254
Total Costs	688	517

Cost of sales in the Sugarcane activity rose by 34.0%, from Ps.263 million in fiscal year 2016 to Ps.352 million in fiscal year 2017, mainly as a consequence of:

●
a 80.3% increase in the average price per ton of sugarcane sold in fiscal year 2017, from Ps.215.3 per ton in fiscal year 2016 to Ps.388.2 per ton in fiscal year 2017;
●
offset by a decline of 312,880 tons in sugarcane sold during fiscal year 2017 compared to the previous fiscal year, particularly, by our subsidiary Brasilagro.

The cost of sales as a percentage of sales was 89.5% in fiscal year 2016 and 99.2% in fiscal year 2017.

The cost of production of the Sugarcane activity increased 32.3%, from Ps.254 million in fiscal year 2016 to Ps.336 million in fiscal year 2017, with such increase being mostly attributable to Brazil, as a consequence of an additional productive area of 15,000 hectares.

Total production costs per ton increased by 48.2%, from Ps.222 per ton in fiscal year 2016 to Ps.329 per ton in fiscal year 2017.

Agricultural Rental and Services

Total costs in the Agricultural Rental and Services activity rose by 30.0%, from Ps.20 million in fiscal year 2016 to Ps.26 million in fiscal year 2017, mainly as a consequence of:

●
an increase from Argentina mostly attributable to the seed multiplication service, as a consequence of a larger area allocated to the business and an increase in costs;
●
offset by a decline from Brazil due to a smaller leased area during the current fiscal year.

Land Transformation and Sales

Total costs in the Land Transformation and Sales segment increased by 22.2%, from Ps.9 million in fiscal year 2016 to Ps.11 million in fiscal year 2017.

Agro-industrial

Total costs in the Agro-industrial activity rose by 40.9%, from Ps.925 million in fiscal year 2016 to Ps.1,303 million in fiscal year 2017, due to an inflationary context that hindered the increase in gross marginal contribution. The reason for this increase is attributable to a rise in the acquisition cost of all of its components, particularly cattle, and to an increase in labor, to a lesser extent.

Others segments and Corporate

Total costs in Other segments and Corporate activity rose by 111.4%, from Ps.140 million in fiscal year 2016 to Ps.296 million in fiscal year 2017, primarily as a result of the increased cost of sales of supplies, increased costs associated to the brokerage business related to commodity trading transactions, and increased costs of coverage, advertising and storage services.

Urban Properties and Investments Business

	Fiscal year ended June 30 2017
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Malls	(1,743)	(4)	-	1,397	(350)
Offices and Others	(142)	(9)	-	118	(33)
Sales and Developments	(39)	(4)	-	-	(43)
Hotels	(485)	-	-	-	(485)
Total Operations Center in Argentina	(2,409)	(17)	-	1,515	(911)

Operations Center in Israel
Real Estate	(2,333)	-	-	-	(2,333)
Supermarkets	(35,432)	-	-	-	(35,432)
Telecommunications	(11,183)	-	-	-	(11,183)
Other	(162)	-	-	-	(162)
Total Operations Center in Israel	(49,110)	-	-	-	(49,110)
Total Urban Properties and Investments Business	(51,519)	(17)	-	1,515	(50,021)

	Fiscal year ended June 30 2016 (Recast)
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Malls	(1,360)	(3)	(6)	1,113	(256)
Offices and Others	(111)	(4)	-	94	(21)
Sales and Developments	(15)	(5)	-	-	(20)
Hotels	(362)	-	-	-	(362)
Total Operations Center in Argentina	(1,848)	(12)	(6)	1,207	(659)

Operations Center in Israel
Real Estate	(467)	-	-	-	(467)
Supermarkets	(14,076)	-	-	-	(14,076)
Telecommunications	(4,525)	-	-	-	(4,525)
Other	(184)	-	-	-	(184)
Total Operations Center in Israel	(19,252)	-	-	-	(19,252)
Total Urban Properties and Investments Business	(21,100)	(12)	(6)	1,207	(19,911)

Cost of sales in our Urban Properties and Investments Business in the Operations Center in Argentina rose by 30.4%, from Ps.1,848 million in fiscal year 2016 to Ps.2,409 million in fiscal year 2017. This was mainly due to a Ps.383 million increase in the Shopping Malls segment, a Ps.31 million increase in the Offices and Other segments, a Ps.24 million increase in the Sales and Developments segment, and a Ps.123 million increase in the Hotels segment.

In turn, the costs corresponding to expenses and collective promotion fund increased 25.5%, from Ps.1,207 million in fiscal year 2016 to Ps.1,515 million in fiscal year 2017, mainly due to the expenses and collective promotion fund attributable to the Shopping Malls, which rose by 25.5%, from Ps.1,113 million in fiscal year 2016 to Ps.1,397 million in fiscal year 2017, mainly as a consequence of: (i) an increase in maintenance, security, cleaning, repair and similar expenses amounting to Ps.142 million (mainly stemming from increases in security and cleaning services and in the rates for public utilities), (ii) an increased charge for salaries and wages, social security contributions and other payroll expenses amounting to Ps.109 million; and (iii) an increase in taxes, rates and contributions and other expenses amounting to Ps.36 million, among other items. In addition, the variation was due to an increase in common maintenance expenses incurred by the Offices and Others segment, which rose by Ps.24.0 million, from Ps.94.0 million in fiscal year 2016 to Ps.118.0 million in fiscal year 2017, primarily attributableto: (i) maintenance, cleaning and lease expenses and common maintenance expenses and others for Ps.21.5 million; (ii) expenses associated to salaries and wages and social security contributions for Ps.6.1 million; and (iii) taxes, rates and contributions for Ps.3.5 million.

In addition, costs from our joint ventures experienced a net increase of 41.7%, from Ps.12 million in fiscal year 2016 to Ps.17 million in fiscal year 2017.

Finally, no costs from inter-segment operations were recorded in fiscal year 2017, while in fiscal year 2016 such costs amounted to Ps.6 million.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, costs increased by 38.2%, from Ps.659 million in fiscal year 2016 to Ps.911 million in fiscal year 2017.

Operation Center in Argentina

Shopping Malls

Costs in the Shopping Malls segment increased 36.7%, from Ps.256 million in fiscal year 2016 to Ps.350 million in fiscal year 2017. The reasons for this increase are attributable to: i) an increased cost corresponding to rentals and common maintenance expenses; (ii) an increase in maintenance, security, cleaning, repair and similar expenses; (iii) an increase in salaries and wages, social security contributions and other payroll expenses; and (iv) an increase in fees and compensation for services, among other items.

Costs in the Shopping Malls segment, measured as a percentage of the revenues derived from this segment, declined by 10.6% during fiscal year 2016 to 11.5% in fiscal year ended June 30, 2017.

Offices and Others

Total costs in the Offices and Others segment rose by 57.1%, from Ps.21 million in fiscal year 2016 to Ps.33 million in fiscal year 2017, due to: (i) an increase in maintenance, security, cleaning, repair and similar expenses; (ii) an increase in advertising and promotion expenses and other marketing expenses; and (iii) an increase in salaries and wages, social security contributions and other payroll expenses.

Total costs in the Offices and Others segment, measured as a percentage of the revenues derived from this segment, increased from 6.2% in fiscal year 2016 to 7.4% in fiscal year 2017.

Sales and Developments

Costs attributable to this segment often vary significantly period over period, given that some of the sales consummated by the Company are non-recurrent over the time. Without considering our joint ventures, costs associated to our Sales and Developments segment rose by 115%, from Ps.20 million in fiscal year 2016 to Ps.43 million in fiscal year 2017.

Costs in the Sales and Developments segment, measured as a percentage of the revenues derived from this segment, fell from 666.7% in fiscal year 2016 to 43.4% in fiscal year 2017.

Hotels

Costs in the Hotels segment increased by 34%, from Ps.362 million in fiscal year 2016 to Ps.485 million in fiscal year 2017, mainly as a consequence of:

●
an increase of Ps.68 million in salaries and wages, social security contributions and other payroll expenses;
●
an increase of Ps.26 million in maintenance and repair expenses; and
●
increased charges for Ps.29 million in food, beverages and other hotel expenses, respectively.

Costs in the Hotels segment, measured as a percentage of the revenues derived from this segment, fell from 67.8% in fiscal year 2016 to 66.9% in fiscal year 2017.

International

Costs in the Financial Operations segment are not material.

Financial Operations, Corporate and Others

Costs in the Financial Operations, Corporate and Others segments are not material.

Operation Center in Israel

Real Estate.

Costs from the Real Estate segment increased from Ps.467 million during fiscal year 2016 to Ps.2,333 million during fiscal year 2017. Such variation was due to (i)the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the occupancy of revenue generating projects in Israel, and the higher occupation of residential apartments. In addition, costs, as a percentage of the revenues derived from this segment, accounted for 47.4% in 2017 while it was a 30.4% in 2016.

Supermarkets.

Costs from the Supermarket segment increased from Ps.14,076 million during fiscal year 2016 to Ps.35,432 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso. In addition, costs, as a percentage of the revenues derived from this segment, accounted for 74.9%, in 2017 with no significant changes form 2016.

Telecommunications.

Costs from Telecommunications segment increase from Ps.4,525 million during fiscal year 2016 to Ps.11,183 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso. In addition, costs, as a percentage of the revenues derived from this segment, accounted for 70.1%, in 2017 with no significant changes form 2016.

Others.

Costs from the Others segment decrease from Ps.184 million during fiscal year 2016 to Ps.162 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the sale of assets from DIC. In addition, costs, as a percentage of revenues derived from this segment, accounted for 61.6%, in 2017 with no significant changes form 2016.of DIC.

Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest

	Fiscal year ended June 30, 2017
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	1,432	6	-	1,438
Cattle	301	3	-	304
Dairy	87	-	-	87
Sugarcane	356	-	-	356
Agricultural Production Subtotal	2,176	9	-	2,185
Subtotal Others and Corporate	-	-	-	-
Total Agricultural Business	2,176	9	-	2,185

	Fiscal Year ended June 30, 2016 (Recast)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	1,005	54	-	1,059
Cattle	251	3	-	254
Dairy	74	-	-	74
Sugarcane	309	-	-	309
Agricultural Production Subtotal	1,639	57	-	1,696
Subtotal Others and Corporate	-	-	-	-
Total Agricultural Business	1,639	57	-	1,696

The Company’s revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by 32.8%, from Ps.1,639 million in fiscal year 2016 to Ps.2,176 million in fiscal year 2017.

In turn, the Company’s revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest derived from our interests in joint ventures decreased by 84.2%, from Ps.57 million in fiscal year 2016 to Ps.9 million in fiscal year 2017.

In addition, there were no inter-segment eliminations in connection with revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest.

Hence, according to business segment reporting and considering all our joint ventures, revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest grew by 28.8%, from Ps.1,696 million in fiscal year 2016 to Ps.2,185 million in fiscal year 2017.

Crops

Income from production in the Crops activity rose by 35.8%, from Ps.1,059 million in fiscal year 2016 to Ps.1,438 million in fiscal year 2017, mainly as a consequence of:

●
a 32.1% increase in total production volume, from 246,964 tons in fiscal year 2016 to 326,147 tons in fiscal year 2017;
●
a 22.6% increase in the average price of crop production; and
●
a 9.9% increase in expected revenues.

As of June 30, 2017, the harvested area was 70.4% of our total sown area, compared to 72.3% as of June 30, 2016.

The following table shows the number of tons produced and total production income as of June 30, 2017 and 2016:

Revenues from the production of Crops Current season (in tons and million of Pesos)

	Fiscal year ended June 30
	2017		2016 (Recast)
	Tons	Million of Pesos	Tons	Million of Pesos
Corn	80,012	152	45,339	80
Soybean	204,495	670	179,135	514
Wheat	30,093	44	15,466	11
Sorghum	4,818	10	1,306	4
Sunflower	3,854	14	3,001	9
Other	2,875	6	2,717	5
Total	326,147	896	246,964	623

Estimated results from the valuation of our crops in progress at fair value fell by 32.6%, from Ps.369 million in fiscal year 2016 to Ps.248.8 million in fiscal year 2017, mainly as a consequence of the decrease in the corn price.

Cattle

Income from production in the Cattle activity rose by 19.7%, from Ps.254 million in fiscal year 2016 to Ps.304 million in fiscal year 2017, mainly as a consequence of:

●
a 59.7% increase in the average price per kilogram produced, from Ps.17.6 per kg in fiscal year 2016 to Ps.28.1 per kg in fiscal year 2017;

●
offset by a slight 1.1% decrease in beef production, from 7,713 tons in fiscal year 2016 to 7,627 tons in fiscal year 2017; and

●
a 26.7% decline in holding results.

The calving rate grew by 3.9%, whereas the death rate decreased by 40.7% during fiscal year 2017 compared to fiscal year 2016.

The number of hectares devoted to cattle production increased from 85,392 hectares in fiscal year 2016 to 102,516 hectares in fiscal year 2017, as certain establishments in Brazil were ventured into this business.

Dairy

Income from production in the Dairy activity increased by 17.6%, from Ps.74 million in fiscal year 2016 to Ps.87 million in fiscal year 2017. This increase was mainly due to:

●
a 51.1% increase in the average price of milk, from Ps.3.15 per liter in fiscal year 2016 to Ps.4.76 per liter in fiscal year 2017;

●
offset by a 14.1% decline in milk production volume, from 16.3 million liters in fiscal year 2016 to 14 million liters in fiscal year 2017. This reduction in production volume was mainly due to a lower average number of milking cows per day, from 1,951 milking cows per day in fiscal year 2016 to 1,472 milking cows per day in fiscal year 2017, partially offset by a 13% increase in the efficiency level of average daily milk production per cow, from 21.82 liters per cow in fiscal year 2016 to 24.68 liters per cow in fiscal year 2017;

●
an 11.5% decrease in the production of milking cows and a 15.4% decline in average price; and

●
the result from holding milking cows, which fell by 32.1%, from a gain of Ps.13.1 million in fiscal year 2016 to a gain of Ps.8.9 million in fiscal year 2017, mainly as a consequence of the sale of a large portion of the stock.

Sugarcane

Income from production in the Sugarcane activity rose by 15.2%, from Ps.309 million in fiscal year 2016 to Ps.356 million in fiscal year 2017, mainly as a consequence of:

●
a 25.0% increase in the average price of sugarcane production;

●
offset by a 10.6% decrease in total production volume, from 1,142,620 tons in fiscal year 2016 to 1,021,298 tons in fiscal year 2017.

The 10.6% decline in the production volume from the Sugarcane activity was attributable to a fall of 12.9% in average production yield, which went from 88.3 tons/hectare in fiscal year 2016 to 76.9 tons/hectare in fiscal year 2017.

The following table shows the actual tons produced and income as of June 30, 2017 and 2016:

Revenues from the production of Sugarcane (in tons and million of Pesos)

	Fiscal year ended June 30
	2017		2016 (Recast)
	Tons	Million of Pesos	Tons	Million of Pesos
Sugarcane	1,021,298	344	1,142,620	292

Estimated results from the valuation of our sugarcane crops in progress at fair value

Estimated results from the valuation of our sugarcane crops in progress at fair value increased significantly from a gain of Ps.19.8 million in fiscal year 2016 to Ps.49 million in fiscal year 2017. This variation originated mainly in Brazil, and was caused by the following factors:

●
the number of estimated hectares went up from a year-on-year increase of 6% in fiscal year 2016 to a year-on-year increase of 168% in fiscal year 2017, as a consequence of the addition of an area of 15,000 productive hectares under share-farming agreements;

●
the estimated yields went from an year-on-year increase close to zero in fiscal year 2016 to a year-on-year decline of 20% in fiscal year 2017; and

●
the estimated unit costs went down from a year-on-year increase of 12% in fiscal year 2016 to a year-on-year increase of 7% in fiscal year 2017.

Changes in the net realizable value of agricultural products after harvest

	Fiscal year ended June 30, 2017
Changes in the net realizable value of agricultural products after harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(74)	-	-	(74)
Agricultural Production Subtotal	(74)	-	-	(74)
Total Agricultural Business	(74)	-	-	(74)

	Fiscal Year ended June 30 2016 (Recast)
Changes in the net realizable value of agricultural products after harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	208	-	-	208
Agricultural Production Subtotal	208	-	-	208
Total Agricultural Business	208	-	-	208

Income from changes in the net realizable value of agricultural produce after harvest declined significantly, from a gain of Ps.208 million in fiscal year 2016 to a loss of Ps.74 million in fiscal year 2017. This fall was mainly caused in Argentina, as a consequence of:

●
a decrease in corn and soybean prices during the first half of 2017, after prices had reached a record high by the end of June 2016, and
●
the widespread price increase that took place by the end of the first half of 2016, caused by the elimination/reduction of withholdings on the agricultural industry and the strong devaluation of the Argentine Peso in respect of the US dollar.

There were neither interests in joint ventures nor inter-segment eliminations in income from changes in the net realizable value of agricultural produce after harvest.

Gross profit

As a result of the above mentioned factors, the Company’s gross profit increased 103.72%, from Ps.11,452 million in fiscal year 2016 to Ps.23,265 million in fiscal year 2017. This was primarily attributable to:

●
a 44.81% decline in the Agricultural Business, from Ps.1,002 million (gain) in fiscal year 2016 to Ps.553 million in fiscal year 2017;
●
a 146.8% increase in the Operations Center in Israel within the Urban Properties and Investments Business, from Ps.7,825 million (gain) in fiscal year 2016 to Ps.19,312 in fiscal year 2017; and
●
a 29.5% increase in the Operations Center in Argentina within the Urban Properties and Investments Business, from Ps.2,625 million in fiscal year 2016 to Ps.3,400 million in fiscal year 2017.

Agricultural Business

As a result of the above mentioned factors, gross profit fell by 44.81%, from Ps.1,002 million in fiscal year 2016 to Ps.553 million in fiscal year 2017.

Crops

Gross profit from this activity declined by 71.8%, from Ps.618 million in fiscal year 2016 to Ps.174 million in fiscal year 2017.

Cattle

Gross profit from this activity declined by 22.4%, from Ps.165 million in fiscal year 2016 to Ps.128 million in fiscal year 2017.

Dairy

Gross profit from this activity remained steady at Ps.4 million in both fiscal years.

Sugarcane

Gross profit from this activity declined by 73.3%, from Ps.86 million in fiscal year 2016 to Ps.23 million in fiscal year 2017.

Agricultural Rental and Services

Gross profit from this activity increased by 98.2%, from Ps.56 million in fiscal year 2016 to Ps.111 million in fiscal year 2017.

Land Transformation and Sales

Gross loss from this segment increased by 22.2%, from Ps.9 million in fiscal year 2016 to Ps.11 million in fiscal year 2017.

Agro-industrial

Gross profit from this activity declined by 48.8%, from Ps.41 million in fiscal year 2016 to Ps.21 million in fiscal year 2017.

Other Segments and Corporate

Gross profit from this activity rose by 151.2%, from Ps.41 million in fiscal year 2016 to Ps.103 million in fiscal year 2017.

Urban Properties and Investments Business

Gross profit in Urban Properties and Investments Business rose by 117.3%, from Ps.10,450 million in fiscal year 2016 to Ps.22,712 million in fiscal year 2017. This was mainly due to a 146.8% increase at the Operations Center in Israel for Ps.7,825 million in fiscal year 2016 to Ps.19,312 million in fiscal year 2017 (due to the consolidation of the 12-month period for this fiscal year) and to the increase of 29.5% in the Operations Center in Argentina, from Ps.2,625 million in fiscal year 2016 to Ps.3,400 million in fiscal year 2017.

Operation Center in Argentina

Shopping Malls

Gross profit from the Shopping Malls segment increased by 25.3%, from Ps.2,150 million in fiscal year 2016 to Ps.2,693 million in fiscal year 2017.

Offices and Others

Gross profit from the Offices and Others segment increased by 28.5%, from Ps.319 million in fiscal year 2016 to Ps.410 million in fiscal year 2017.

Sales and Developments

Gross income/(loss) from the Sales and Developments segment rose by 429.4%, from a loss of Ps.17 million in fiscal year 2016 to a gain of Ps.56 million in fiscal year 2017.

Hotels

Gross profit from the Hotels segment increased by 39.5%, from Ps.172 million in fiscal year 2016 to Ps.240 million in fiscal year 2017.

International

No results for the periods under review.

Financial Operations, Corporate and Others

Gross profit from our Financial Operations, Corporate and Others segment remained at Ps.1 million for the periods under review.

Operation Center in Israel

Real Estate.

Gross profit from the Real Estate segment increased from Ps.1,071 million during fiscal year 2016 to Ps.2.585 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso. In 2017 gross profit as a percentage of the revenues derived from this segment, accounted for 52.6%.

Supermarkets.

Gross profit from the Supermarkets segment increased from Ps.4,534 million during fiscal year 2016 to Ps.11,845 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso. In 2017 gross profit as a percentage of the revenues derived from this segment, accounted for 25.1%.

Telecommunications.

Gross profit from the Telecommunications segment increased from Ps.2,130 million during fiscal year 2016 to Ps.4,781 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso. In 2017 gross profit as a percentage of the revenues derived from this segment, accounted for 29.9%.

Others.

Gross profit from the Others segment increased from Ps.90 million during fiscal year 2016 to Ps.101 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso and (iii) the sale of some revenue generating assets from DIC. In 2017 gross profit as a percentage of the revenues derived from this segment, accounted for 38.4%.

Net gain from fair value adjustment of investment properties

The net gain (loss) from fair value adjustment of the Company’s investment properties fell by 71.0%, from Ps.17,918 million in fiscal year 2016 to Ps.5,193 million in fiscal year 2017. This was mainly due to a Ps.13,034 million decline in the Urban Properties and Investments Business, partially offset by a Ps.309 million increase in the Agricultural business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel (a gain of Ps.645 million) and to the Operations Center in Argentina (a loss of Ps.13,679 million).

Agricultural Business

The increase in the net gain (loss) from fair value adjustment of investment properties is mainly attributable to Brasilagro since, as of the previous year-end, there were no leased hectares and, therefore, no net gain (loss) from fair value adjustment of investment properties was recorded, while as of the current year-end, there were 6,300 leased hectares, particularly, in the Jatobá farm. On the other hand, such results were offset by discontinued gains from Cresud since last year a portion of La Gramilla and Santa Bárbara was leased and such lease agreement was discontinued during the current season.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2017
Net gain (loss) from fair value adjustment of investment properties	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
(in million Ps.)
Operations Center in Argentina
Shopping Malls	2,058	10	-	-	2,068
Offices and Others	1,389	182	-	-	1,571
Sales and Developments	849	-	-	-	849
Total Operations Center in Argentina	4,296	192	-	-	4,488

Operations Center in Israel
Real estate	374	-	-	-	374
Total Operations Center in Israel	374	-	-	-	374
Total Urban Properties and Investments Business	4,670	192	-	-	4,862

	Fiscal year ended June 30, 2016 (Recast)
Net gain (loss) from fair value adjustment of investment properties	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
(in million Ps.)
Operations Center in Argentina
Shopping Malls	16,049	83	-	-	16,132
Offices and Others	1,013	249	-	-	1,262
Sales and Developments	726	47	-	-	773
Total Operations Center in Argentina	17,788	379	-	-	18,167

Operations Center in Israel
Real estate	(271)	-	-	-	(271)
Total Operations Center in Israel	(271)	-	-	-	(271)
Total Urban Properties and Investments Business	17,517	379	-	-	17,896

Operations Center in Argentina

Net gain (loss) from fair value adjustment of our investment properties for fiscal year ended June 30, 2017 amounted to Ps.4,488 million (Ps.2,068 million from our Shopping Malls segment; Ps.1,571 million from our Offices and Others segment; and Ps.849 million from our Sales and Developments segment). The significant appreciation in Pesos of our properties was mainly attributable to: (i) a slight decline of 16 basis points in the discount rate used to apply the discounted cash flow valuation methodology which increases the valuation of investment properties;mainly as a consequence of certain macroeconomic improvements leading to lower cost of capital; and (ii) since June 2016 through June 2017, the Argentine Peso depreciated by around 11% in respect of the US dollar (from Ps.15.04-US$1.00 to Ps.16.63- US$1.00) and the valuation of our investment properties are stated in US dollars since most operations in the Argentine real estate market are consummated in that currency.

We held our portfolio of Shopping Malls between the year ended June 30, 2017 and June 30, 2016. Valuation of our Shopping Malls increased by 8.2% during the fiscal year ended June 30, 2017, mainly due to a fall in our cost of capital and the impact of the depreciation of the local currency.

Valuation of our office buildings increased by 32.5% in fiscal year ended June 30, 2017, mainly as a consequence of the impact of depreciation of the local currency and the increase in lease prices. In addition, the Company posted a profit of Ps.100 million from the sale of offices in fiscal year ended June 30, 2017, compared to Ps.908 million as of June 30, 2016, due to the sale of rental offices and parking space at several buildings.

Operations Center in Israel

Real Estate.

In fiscal year 2017, the net gain from fair value adjustment of investment properties from the Real Estate segment was Ps.374 million, which, as a percentage of revenues from this segment, accounted for 7.6%. In 2016 the result of this segment was a loss of Ps.271 million. Such variation is mainly due to the impairment of Las Vegas project (Tivoli) and the small revaluation of the HSBC building, compensated by the increase in fair value of the rest of the properties.

Net gain / (loss) from disposal of farmlands

Profits from the sale of farms derived by the Land Transformation and Sales segment rose by 14,100%, from a loss of Ps.2 million in fiscal year 2016 to a gain of Ps.280 million in fiscal year 2017, mainly as a result of sales consummated this year and the lack of operations the previous year.

During fiscal year 2017

●
On June 30, 2017, Yatay Agropecuaria S.A. sold the entire “Cuatro Vientos” farm located in the Department of Santa Cruz, Bolivia, to an independent third party, comprising 2,658 hectares intended for sugarcane and agricultural production. The total price for the transaction was US$14.23 million (US$5,280 per hectare) (equivalent to Ps.222 million), out of which US$7.42 million was already paid and the remaining balance of US$6.85 million, which is secured by means of a first mortgage, will be settled on December 28, 2017, along with the lifting of such mortgage. The Company has recognized a gain of US$4.5 million (equivalent to Ps.76 million) as a result of such transaction in fiscal year 2017.

●
In June 2017, Brasilagro sold a fraction of 625 hectares in the Jatobá farm, located in Jaborandi, State of Bahia. The price for the transaction was 300 soybean bags per hectare or R$10.1 million (equivalent to Ps.41 million), out of which R$877 thousand was already settled and the remaining balance will be paid in five annual installments, beginning in July 2017. The Company has recognized a gain of Ps.32.1 as a result of this transaction.

●
In May 2017, Brasilagro sold 1,360 hectares (including 918 developed and productive hectares) of “Araucária,” an agricultural farm located in the District of Mineiros. The price for this transaction was 280 soybean bags per hectare or R$17 million (equivalent to Ps.67 million), 35% of which will be cashed within this year and the balance will be paid in five annual installments. The Company has recognized a gain of Ps.37.4 as a result of this transaction.

●
In March 2017, Brasilagro sold 274 hectares (including 196 developed and productive hectares) of its “Araucária” farm. The transaction price was 1,000 soybean bags per hectare or R$13.2 million (equivalent to Ps.48 million), out of which 39,254 soybean bags, or R$2.4 million, were already cashed and the balance will be paid in four annual installments. The Company has recognized a gain of Ps.29.9 million as a result of this transaction.

●
On June 10, 2015, Brasilagro sold the remaining area of 27,745 hectares of the Cremaq farm located in the municipal district of Baixa Grande do Ribeiro (Piaui). The transaction price was R$270 million (equivalent to Ps.694 million) and was fully paid. The Company recorded a gain of Ps.525.9 million as a result of this transaction in fiscal year 2015. Due to a contractual requirement that was pending as of the date of the transaction concerning a license for the dismantling of an additional area, the Company did not book a portion of such gain. In March 2017, the Company fulfilled this requirement and recognized a gain of Ps.21 million.

●
On July 5, 2016, Cresud sold the entire “El Invierno” and “La Esperanza” farms, comprising 2,615 hectares used for agriculture and located in the District of “Rancul,” Province of La Pampa. The total transaction price was US$6 million, out of which US$5 million were already paid and the remaining balance of US$1 million, secured with a mortgage on the estate, will be paid in five equal, consecutive and annual installments, with the last one being payable in August 2021. The Company has recognized a gain of Ps.71.6 million as a result of this transaction.

●
On June 8, 2017, Cresud and Zander Express S.A. (holders in common ownership of a 40% and 60% interest, respectively) sold to Simplot Argentina S.R.L. of a 262-hectare parcel of land located on National Route No. 7, in Luján de Cuyo, Province of Mendoza. The total transaction price was US$2.2 million, amount which had been paid in full at the time the legal title to the property was conveyed. The Company has recognized a gain of Ps.11.8 million as a result of this transaction.

General and Administrative Expenses

The Company’s General and Administrative Expenses rose by 97.5%, from Ps.2,163 million in fiscal year 2016 to Ps.4,272 million in fiscal year 2017. This was mainly due to a Ps.94 million increase in the Agricultural business and to a Ps.2,015 million increase in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps.1,842 and to the Operations Center in Argentina by Ps.173.

Agricultural Business

	Fiscal year ended June 30, 2017
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(151)	(2)	-	(153)
Cattle	(39)	-	-	(39)
Dairy	(3)	-	-	(3)
Sugarcane	(52)	-	-	(52)
Agricultural Rental and Services	(7)	-	-	(7)
Agricultural Production Subtotal	(252)	(2)	-	(254)
Land Transformation and Sales	(1)	-	-	(1)
Agro-industrial	(43)	-	-	(43)
Other Segments and Corporate	(118)	-	52	(66)
Subtotal Others and Corporate	(161)	-	52	(109)
Total Agricultural Business	(414)	(2)	52	(364)

	Fiscal Year ended June 30, 2016 (Recast)
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(120)	(4)	-	(124)
Cattle	(20)	-	-	(20)
Dairy	(4)	-	-	(4)
Sugarcane	(34)	-	-	(34)
Agricultural Rental and Services	(3)	-	-	(3)
Agricultural Production Subtotal	(181)	(4)	-	(185)
Land Transformation and Sales	(1)	-	-	(1)
Agro-industrial	(38)	-	-	(38)
Other Segments and Corporate	(91)	-	45	(46)
Subtotal Others and Corporate	(129)	-	45	(84)
Total Agricultural Business	(311)	(4)	45	(270)

General and Administrative Expenses from the Agricultural business rose by 33.1%, from Ps.311 million in fiscal year 2016 to Ps.414 million in fiscal year 2017. This was due to the following increases: Ps.31 million in the Crops activity, Ps.19 million in the Cattle activity, Ps.18 million in the Sugarcane activity, Ps.4 million in the Agricultural Rental and Services activity, Ps.5 million in the Agro-industrial activity and Ps.27 million in the Other Segments and Corporate activity, offset by a Ps.1 million increase in the Dairy activity.

The causes for the variation were:

●
The variation in Cresud’s administrative expenses is mostly due to increases in expenses associated to accountants’, IT and statutory auditors’ fees.

●
An increase in general and administrative expenses of our subsidiary Brasilagro, mainly as a result of the integration of Paraguay’s operations and our subsidiary FYO, due to increased expenses associated to its business, particularly, contracted services and salaries.

●
An increase in expenses due to inflation.

In turn, General and Administrative Expenses in our interests in joint ventures declined by Ps.2 million, from Ps.4 million in fiscal year 2016 to Ps.2 million in fiscal year 2017.

On the other hand, General and Administrative Expenses from Inter-segment eliminations increased by Ps.7 million, from Ps.45 million in fiscal year 2016 to Ps.52 million in fiscal year 2017.

Hence, according to business segment reporting and considering all our joint ventures, General and Administrative Expenses increased by 34.81%, from Ps.270 million in fiscal year 2016 to Ps.364 million in fiscal year 2017.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2017
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Malls	(256)	(2)	(3)	-	(261)
Offices and Others	(32)	(1)	-	-	(33)
Sales and Developments	(30)	(2)	-	-	(32)
Hotels	(133)	-	(2)	-	(135)
International	(78)	-	-	-	(78)
Financial Operations, Corporate and Others	(179)	-	(55)	-	(234)
Total Operations Center in Argentina	(708)	(5)	(60)	-	(773)

Operations Center in Israel
Real Estate	(290)	-	-	-	(290)
Supermarkets	(627)	-	-	-	(627)
Telecommunications	(1,592)	-	-	-	(1,592)
Other	(626)	-	-	-	(626)
Total Operations Center in Israel	(3,135)	-	-	-	(3,135)
Total Urban Properties and Investments Business	(3,843)	(5)	(60)	-	(3,908)

	Fiscal year ended June 30, 2016 (Recast)
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Malls	(178)	-	(1)	-	(179)
Offices and Others	(24)	-	-	-	(24)
Sales and Developments	(18)	(1)	(4)	-	(23)
Hotels	(101)	-	(2)	-	(103)
International	(91)	-	-	-	(91)
Financial Operations, Corporate and Others	(134)	-	(46)	-	(180)
Total Operations Center in Argentina	(546)	(1)	(53)	-	(600)

Operations Center in Israel
Real Estate	(100)	-	-	-	(100)
Supermarkets	(203)	-	-	-	(203)
Telecommunications	(708)	-	-	-	(708)
Other	(282)	-	-	-	(282)
Total Operations Center in Israel	(1,293)	-	-	-	(1,293)
Total Urban Properties and Investments Business	(1,839)	(1)	(53)	-	(1,893)

General and Administrative Expenses in the Urban Properties and Investments Business at the Operations Center in Argentina rose by 29.67%, from Ps.546 million in fiscal year 2016 to Ps.708 million in fiscal year 2017. This was mainly due to a Ps.78 million increase in the Shopping Malls segment, a Ps.8 million increase in the Offices and Others segment, a Ps.12 million increase in the Sales and Developments segment, a Ps.32 million increase in the Hotels segment, a Ps.45 million increase in the Financial Operations, Corporate and Others segment, offset by a Ps.13 million increase in the International segment.

In turn, Administrative Expenses in our interests in joint ventures increased by Ps.4 million, from Ps.1 million in fiscal year 2016 to Ps.5 million in fiscal year 2017.

Inter-segment eliminations increased by Ps.7 million, from Ps.53 million in fiscal year 2016 to Ps.60 million in fiscal year 2017.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, Administrative Expenses increased by 28.83%, from Ps.600 million in fiscal year 2016 to Ps.773 million in fiscal year 2017. Administrative Expenses, as a percentage of sales, in accordance with the business segment details reported, and considering our joint ventures and inter-segment eliminations, rose from 18.3% in fiscal year 2016 to 17.9% in fiscal year 2017.

Operation Center in Argentina

Shopping Malls

Administrative Expenses in the Shopping Malls segment rose by 43.82%, from Ps.178 million in fiscal year 2016 to Ps.256 million in fiscal year 2017, mainly as a consequence of:

●
an increase of Ps.22 million in salaries and wages, social security contributions and other payroll expenses;
●
an increase of Ps.13 million in Directors’ fees; and
●
an increase of Ps.7 million in fees and compensation for services, to name but a few items.

Administrative Expenses in the Shopping Malls segment as a percentage of revenues from the same segment increased from 7% in fiscal year 2016 to 9% in fiscal year 2017.

Offices and Others

General and Administrative Expenses in our Offices and Others segment decreased by 33.3%, from Ps.24 million in fiscal year 2016 to Ps.32 million in fiscal year 2017, mainly as a consequence of: (i) an increase of Ps.4 million in salaries and wages, social security contributions and other payroll expenses; and (ii) a Ps.6 million increase in fees and compensation for services, to name but a few items.

When measured as a percentage of revenues from the same segment, General and Administrative Expenses decreased from 15% in fiscal year 2016 to 7% in fiscal year 2017.

Sales and Developments

General and Administrative Expenses associated to our Sales and Developments segment rose by 66.7%, from Ps.18 million in fiscal year 2016 to Ps.30 million in fiscal year 2017, mainly as a consequence of: (i) a Ps.6 million increase in fees and compensation for services; (ii) a Ps.2 million increase in salaries and wages, social security contributions and other payroll expenses; and (Iii) a Ps.2 million increase in directors’ fees, to name but a few items.

Hotels

General and Administrative Expenses associated to our Hotels segment rose by 31.7%, from Ps.101 million in fiscal year 2016 to Ps.133 million in fiscal year 2017, mainly as a consequence of:

●
an increase of Ps.16 million in salaries and wages, social security contributions and other payroll expenses;

●
an increase of Ps.4 million in taxes, rates and contributions; and

●
an increase of Ps.4 million in fees and compensation for services, to name but a few items.

General and Administrative Expenses associated to the Hotels segment, measured as a percentage of the revenues derived from this segment, shrank from 19.3% in fiscal year 2016 to 18.6% in fiscal year 2017.

International

General and Administrative Expenses associated to our International segment fell by Ps.13 million, from Ps.91 million in fiscal year 2016 to Ps.78 million in fiscal year 2017, mainly as a result of fees for services incurred in connection with the investment in IDBD.

Financial Operations, Corporate and Others.

General and Administrative Expenses associated to our Financial Operations, Corporate and Others segment rose by 33.6%, from Ps.134 million in fiscal year 2016 to Ps.179 million in fiscal year 2017, mainly as a consequence of (i) a Ps.23 million increase in salaries and wages, social security contributions and other payroll expenses; and (ii) a Ps.22 million increase in maintenance, repair and service expenses.

Operation Center in Israel

Real Estate

General and administrative expenses from the Real estate segment increased from Ps.100 million during fiscal year 2016 to Ps.290 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) a higher occupancy of the investment property and an increase in the headcount.

Supermarkets

General and administrative expenses from the Supermarket segment from Ps.203 million during fiscal year 2016 to Ps.627 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) an increase in the minimum wage salary as well as an increase in the headcount.

Telecommunications

General and administrative expenses from the Telecommunications segment increased from Ps.708 million during fiscal year 2016 to Ps.1,592 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the increased efficiency measures which were implemented by Cellcom, and the decrease in depreciation and amortization expenses.

Others

General and administrative expenses from the Others segment increased from Ps.282 million during fiscal year 2016 to Ps.626 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) a decreased in the payroll.

Selling expenses

The Company’s total selling expenses grew by 130.9%, from Ps.6,044 million in fiscal year 2016 to Ps.13,957 million in fiscal year 2017. This was primarily attributable to an increase of Ps.171 million in the Agricultural Business and to an increase of Ps.7,742 million in the Urban Properties and Investments Business, which accounts for the Ps.91 million increase in the Operations Center in Argentina and the Ps.7,651 million increase in the Operations Center in Israel.

Agricultural Business

	Fiscal year ended June 30, 2017
Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(325)	(2)	(2)	(329)
Cattle	(24)	-	-	(24)
Dairy	(7)	-	-	(7)
Sugarcane	(9)	-	-	(9)
Agricultural Rental and Services	(1)	-	-	(1)
Agricultural Production Subtotal	(366)	(2)	(2)	(370)
Agro-industrial	(88)	-	-	(88)
Other Segments and Corporate	(51)	-	-	(51)
Subtotal Others and Corporate	(139)	-	-	(139)
Total Agricultural Business	(505)	(2)	(2)	(509)

	Fiscal Year ended June 30, 2016 (Recast)
Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(209)	(5)	(2)	(216)
Cattle	(19)	-	-	(19)
Dairy	(4)	-	-	(4)
Sugarcane	(8)	-	-	(8)
Agricultural Rental and Services	(1)	-	-	(1)
Agricultural Production Subtotal	(241)	(5)	(2)	(248)
Agro-industrial	(67)	-	-	(67)
Other Segments and Corporate	(23)	-	-	(23)
Subtotal Others and Corporate	(90)	-	-	(90)
Total Agricultural Business	(331)	(5)	(2)	(338)

Selling expenses associated to the Agricultural business rose by 52.6%, from Ps.331 million in fiscal year 2016 to Ps.505 million in fiscal year 2017. This was mainly due to a Ps.116 million increase in the Crops activity, a Ps.28 million increase in Other Segments and Corporate activity, a Ps.21 million increase in the Agro-industrial activity, a Ps.5 million increase in the Cattle activity, a Ps.3 million increase in the Dairy activity, and a Ps.1 million increase in the Sugarcane activity.

In turn, selling expenses from our interests in joint ventures declined by 60%, from Ps.5 million in fiscal year 2016 to Ps.2 million in fiscal year 2017, in connection with our Cresca joint venture.

Inter-segment eliminations remained steady at Ps.2 million in both fiscal years.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, selling expenses increased by 50.6%, from Ps.338 million in fiscal year 2016 to Ps.509 million in fiscal year 2017.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2017
Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Malls	(184)	(2)	(2)	(188)
Offices and Others	(33)	(1)	-	(34)
Sales and Developments	(14)	(2)	-	(16)
Hotels	(95)	-	-	(95)
Financial Operations, Corporate and Others	(22)	-	-	(22)
Total Operations Center in Argentina	(348)	(5)	(2)	(355)

Operations Center in Israel
Real Estate	(91)	-	-	(91)
Supermarkets	(9,517)	-	-	(9,517)
Telecommunications	(3,406)	-	-	(3,406)
Other	(79)	-	-	(79)
Total Operations Center in Israel	(13,093)	-	-	(13,093)
Total Urban Properties and Investments Business	(13,441)	(5)	(2)	(13,448)

	Fiscal year ended June 30, 2016 (Recast)
Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Malls	(143)	(2)	-	(145)
Offices and Others	(8)	-	-	(8)
Sales and Developments	(23)	-	-	(23)
Hotels	(69)	-	-	(69)
Financial Operations, Corporate and Others	(19)	-	-	(19)
Total Operations Center in Argentina	(262)	(2)	-	(264)

Operations Center in Israel
Real Estate	(29)	-	-	(29)
Supermarkets	(3,907)	-	-	(3,907)
Telecommunications	(1,493)	-	-	(1,493)
Other	(13)	-	-	(13)
Total Operations Center in Israel	(5,442)	-	-	(5,442)
Total Urban Properties and Investments Business	(5,704)	(2)	-	(5,706)

Selling expenses associated to the Urban Properties and Investments Business at the Operations Center in Argentina rose by 32.8%, from Ps.262 million in fiscal year 2016 to Ps.348 million in fiscal year 2017. This was mainly due to a Ps.41 million increase in theShopping Malls segment, a Ps.25 million increase in the Offices segment, a Ps.26 million increase in the Hotels segment, and a Ps.3 million increase in the Financial Operations and Others segment, partially offset by a Ps.9 million decline in the Sales and Development segment.

In turn, selling expenses in our interests in joint ventures increased by 150%, from Ps.2 million in fiscal year 2016 to Ps.5 million in fiscal year 2017.

Hence, according to business segment reporting, selling expenses experienced a 34.5% growth, from Ps.264 million in fiscal year 2016 to Ps.355 million in fiscal year 2017. Selling expenses measured as a percentage of revenues, in accordance with segment reporting, rose slightly from 8% for the fiscal year 2016 to 8.2% during fiscal year 2017.

Operation Center in Argentina

Shopping Malls

Selling expenses in the Shopping Malls segment increased 29.7%, from Ps.145 million in fiscal year 2016 to Ps.188 million in fiscal year 2017. Such increase was mainly attributable to a higher allowance for bad debts, among other factors.

Selling expenses in the Shopping Malls segment as a percentage of revenues from the same segment increased from 5.9 % in fiscal year 2016 to 6.2% in fiscal year 2017.

Offices and Others

Selling expenses in our Offices and Others segment decreased by 325%, from Ps.8 million in fiscal year 2016 to Ps.34 million in fiscal year 2017.

Selling expenses in the Offices and Others segment, measured as a percentage of the revenues derived from this segment, increased from 2.4% in fiscal year 2016 to 7.7% in fiscal year ended June 30, 2017.

Sales and Developments

Selling expenses in the Sales and Developments segment declined 30.4%, from Ps.23 million in fiscal year 2016 to Ps.16 million in fiscal year 2017, mainly as a consequence of increased taxes, rates and contributions.

Hotels

Selling expenses associated to our Hotels segment rose by 37.7%, from Ps.69 million in fiscal year 2016 to Ps.95 million in fiscal year 2017, mainly as a result of an increase in taxes, rates and contributions, an increase in fees and compensation for services, and an increase in salaries and wages and social security contributions, among other items.

Selling expenses in our Hotels segment, measured as a percentage of the revenues derived from this segment, increased slightly from 12.9% in fiscal year 2016 to 13.1% in fiscal year 2017.

Financial Operations, Corporate and Others

Selling expenses in the Financial Operations, Corporate and Others segment rose 15.8%, from Ps.19 million in fiscal year 2016 to Ps.22 million in fiscal year 2017.

Operation Center in Israel

Real Estate

Selling expenses from the Real estate segment increased from Ps.29 million during fiscal year 2016 to Ps.91 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) an increase in marketing due to the higher efforts to increase the occupancy of the investment properties and the promotion of new projects.

Supermarkets

Selling expenses from the Supermarket segment increased from Ps.3,907 million during fiscal year 2016 to Ps.9,517 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso.

Telecommunications

Selling expenses from the Telecommunications segment increased from Ps.1,493 million during fiscal year 2016 to Ps.3,406 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the increased efficiency measures which were implemented by Cellcom, which led to a decrease in advertising expenses and other expenses.

Others

Selling expenses from the Others segment increased from Ps.13 million during fiscal year 2016 to Ps.79 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) due to commission and other commercial costs related to the sale of some assets.

Other Operating results, net

The Company’s Other Operating results, net increased Ps.41 million, from a loss of Ps.114 million in fiscal year 2016 to a loss of Ps.155 million in fiscal year 2017. This was mainly due to a Ps.219 million increase in the Urban Properties and Investments Business (Ps.55 million attributable to the Operations Center in Argentina and Ps.164 million attributable to the Operations Center in Israel), partially offset by a Ps.178 million decline in the Agricultural business.

Agricultural Business

	Fiscal year ended June 30, 2017
Other Operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	111	-	(3)	108
Cattle	(2)	-	-	(2)
Sugarcane	(6)	-	-	(6)
Agricultural Rental and Services	(1)	-	-	(1)
Agricultural Production Subtotal	102	-	(3)	99
Agro-industrial	(1)	-	-	(1)
Other Segments and Corporate	10	-	-	10
Subtotal Others and Corporate	9	-	-	9
Total Agricultural Business	111	-	(3)	108

	Fiscal Year ended June 30, 2016 (Recast)
Other Operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(72)	(1)	(1)	(74)
Cattle	(2)	-	-	(2)
Sugarcane	4	-	-	4
Agricultural Production Subtotal	(70)	(1)	(1)	(72)
Agro-industrial	1	-	-	1
Other Segments and Corporate	1	-	-	1
Subtotal Others and Corporate	2	-	-	2
Total Agricultural Business	(68)	(1)	(1)	(70)

Other Operating results, net, associated to sales in the Agricultural business increased from a Ps.68 million loss in fiscal year 2016 to a Ps.111 million profit in fiscal year 2017. This was mainly due to a Ps.183 million increase in the profit from the Crops activity, and a Ps.9 million increase in Other Segments and Corporate activity, partially offset by a loss of Ps.10 million in the Sugarcane activity, and Ps.1 million in the Agricultural Rental and Services activity.

In turn, Other Operating results, net from our interests in joint ventures experienced a decrease in loss equivalent to 100% by Ps.1 million from fiscal year 2016 to fiscal year 2017, in connection with our Cresca joint venture.

Besides, there has been a 200% variation in the inter-segment eliminations for Other Operating results, net from a loss of Ps.1 million in fiscal year 2016 to Ps.3 million in fiscal year 2017.

Hence, according to business segment reporting and considering all our joint ventures, Other Operating results, net went from a loss of Ps.70 million in fiscal year 2016 to a profit of Ps.108 million in fiscal year 2017.

Crops

Other Operating results, net, in the Crops activity experienced an increase of 246% from a loss of Ps.74 million in fiscal year 2016 to a profit of Ps.108 million in fiscal year 2017, primarily as a result of derivatives of Brasilagro and Cresud commodities.

Sugarcane

Other Operating results, net, in the Sugarcane activity declined by Ps.10 million, from a profit of Ps.4 million in fiscal year 2016 to a loss of Ps.6 million in fiscal year 2017.

Other Segments and Corporate

Other Operating results, net, in the Other Segments and Corporate activity increased by Ps.9 million, from a profit of Ps.1 million in fiscal year 2016 to a profit of Ps.10 million in fiscal year 2017.

The other segments in the Agricultural business did not experience material changes.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2017
Other Operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Malls	(59)	-	-	(59)
Offices and Others	3	1	-	4
Sales and Developments	(40)	5	-	(35)
Hotels	(2)	-	-	(2)
International	27	-	-	27
Financial Operations, Corporate and Others	(2)	-	-	(2)
Total Operations Center in Argentina	(73)	6	-	(67)

Operations Center in Israel
Real Estate	46	-	-	46
Supermarkets	(52)	-	-	(52)
Telecommunications	(36)	-	-	(36)
Other	(154)	-	-	(154)
Total Operations Center in Israel	(196)	-	-	(196)
Total Urban Properties and Investments Business	(269)	6	-	(263)

	Fiscal year ended June 30, 2016 (Recast)
Other Operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Malls	(61)	(2)	-	(63)
Offices and Others	(7)	-	1	(6)
Sales and Developments	(43)	5	4	(34)
Hotels	(2)	-	-	(2)
International	92	-	-	92
Financial Operations, Corporate and Others	1	-	-	1
Total Operations Center in Argentina	(20)	3	5	(12)

Operations Center in Israel
Real Estate	(19)	-	-	(19)
Supermarkets	(13)	-	-	(13)
Total Operations Center in Israel	(32)	-	-	(32)
Total Urban Properties and Investments Business	(52)	3	5	(44)

Other Operating results, net in the Urban Properties and Investments Business segment, Operations Center in Argentina, declined by Ps.53 million, from a loss of Ps.20 million in fiscal year 2016 to a loss of Ps.73 million in fiscal year 2017, mainly attributable to a year-on-year decline in income from the International by Ps.65 million.

The effect of consolidation in our joint ventures rose by Ps.3 million, from a profit of Ps.3 million in fiscal year 2016 to a profit of Ps.6 million.

Inter-segment eliminations declined by Ps.5 million year on year.

According to business segment reporting and considering all our joint ventures and the inter-segment eliminations, the Other Operating results, net went from a loss of Ps.12 million in fiscal year 2016 to a loss of Ps.67 million in fiscal year 2017.

Operation Center in Argentina

Shopping Malls

The net loss stemming from Other Operating results in the Shopping Malls segment shrank by 6.3%, from Ps.63 million in fiscal year 2016 to Ps.59 million in fiscal year 2017, primarily as a consequence of a smaller charge for lawsuits and contingencies of Ps.4 million.

The net loss stemming from Other Operating results, measured as a percentage of revenues from the Shopping Malls segment, declined from 2.6% in fiscal year 2016 to 1.9% in fiscal year 2017.

Offices and Others

The net income stemming from Other Operating results associated to our Offices and Others segment increased by Ps.10 million, from a loss of Ps.6 million in fiscal year 2016 to a gain of Ps.4 million in fiscal year 2017, mainly attributable to BAICOM S.A.

Sales and Developments

Our Sales and Developments segment fell by Ps.1 million, from a loss of Ps.34 million in fiscal year 2016 to a loss of Ps.35 million in fiscal year 2017, primarily as a consequence of the income recorded on the sale and reversal of property, plant and equipment.

Hotels

The net loss stemming from Other Operating results associated to our Hotels segment remained steady at Ps.2 million in fiscal years 2016 and 2017, primarily due to an increased charge for provisions for lawsuits and contingencies.

International

Other Operating results, net in this segment exhibited a Ps.65 million decrease in net income, down from Ps.92 million in fiscal year 2016 to Ps.27 million in fiscal year 2017, primarily due to a reduction in income caused by the partial reversal of accumulated gains/(losses) from conversion. As of June 30, 2016, this reflects primarily the reversal of the gains/(losses) for conversion before the IDBD business combination.

Financial Operations, Corporate and Others

Other Operating results, net associated to our Financial Operations, Corporate and Others segment fell by Ps.3 million, from a profit of Ps.1 million in fiscal year 2016 to a loss of Ps.2 million in fiscal year 2017.

Operations Center in Israel

Real Estate.

During fiscal year 2017, Other operating results, net from the Real Estate segment totaled Ps.46 million, in comparison with a loss of Ps.19 million in 2016 due to the impairment of some property, plant and equipment.

Supermarkets.

During fiscal year 2017, Other operating results, net from the Supermarkets segment amounted to a loss of Ps.52 million. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) an increased in the impairment of the supermarket stores.

Telecommunications.

During fiscal year 2017, Other operating results, net from the Telecommunications segment amounted a loss of Ps.36. Such variation was due to the comparability of the figures.

Others.

During fiscal year 2017, Other operating results, net from the Others segment amounted to a loss of Ps.154. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso.

Management fees

Management fees amounted to Ps.200 million and Ps.534 million in fiscal year 2016 and 2017, respectively. This increase is attributable to the amendment to the consulting agreement that the Company entered with Consultores Asset Management S.A., which provides for the payment of a fee equivalent to 10% of our profits as advisory fees in connection with all kinds of matters related to businesses and investments in the agricultural, real estate, financial, hotel and other sectors.

Profit from operations

As a consequence of the factors explained above, the Company’s profit from operations fell by Ps.10,359 million (50.5%), from a profit of Ps.20,513 million in fiscal year 2016 (Ps.19,415 attributable to the Operations Center in Argentina, Ps.765 attributable to the Operations Center in Israel at the Urban Properties and Investments Business, and Ps.333 million attributableto the Agricultural business) to a profit of Ps.10,154 million in fiscal year 2017 (Ps.6,575 attributable to the Operations Center in Argentina, Ps.3,190 attributable to the Operations Center in Israel at the Urban Properties and Investments Business, and Ps.389 attributable to the Agricultural business).

Agricultural Business

Profit from operations in the Agricultural business rose by Ps.56 million (16.8%), from a profit of Ps.333 million in fiscal year 2016 to a profit of Ps.389 million in fiscal year 2017.

Crops

Profit / (loss) from operations in this activity fell by Ps.399 million (200.5%), from a profit of Ps.199 million in fiscal year 2016 to a loss of Ps.200 million in fiscal year 2017.

Cattle

Profit from operations in this activity fell by Ps.58 million (47.9%), from a profit of Ps.121 million in fiscal year 2016 to a profit of Ps.63 million in fiscal year 2017.

Dairy

Loss from operations in this activity fell by Ps.2 million (50.0%), from a loss of Ps.4 million in fiscal year 2016 to a loss of Ps.6 million in fiscal year 2017.

Sugarcane

Profit / (loss) from operations in this activity fell by Ps.91 million (193.6%), from a profit of Ps.47 million in fiscal year 2016 to a loss of Ps.44 million in fiscal year 2017.

Agricultural Rental and Services

Profit from operations in this activity rose by Ps.52 million (104%), from a profit of Ps.50 million in fiscal year 2016 to a profit of Ps.102 million in fiscal year 2017.

Land Transformation and Sales

Profit / (loss) from operations in this segment rose by Ps.579 million, from a profit of Ps.10 million in fiscal year 2016 to a loss of Ps.589 million in fiscal year 2017.

Agro-industrial

Loss from operations in this activity decreased by Ps.48 million, from a loss of Ps.63 million in fiscal year 2016 to a loss of Ps.111 million in fiscal year 2017.

Others segments and Corporate

Loss from operations in this activity decreased by Ps.23 million (85.2%), from a loss of Ps.27 million in fiscal year 2016 to a loss of Ps.4 million in fiscal year 2017.

Urban Properties and Investments Business

Profit / (loss) from operations in this segment fell by Ps.10,415 million (51.6%), from a profit of Ps.19,415 million in fiscal year 2016 to a profit of Ps.6,575 million in fiscal year 2017 at the Operations Center in Argentina; partiality offset by an increase from a profit of Ps.765 million in fiscal year 2016 to a profit of Ps.3,190 million in fiscal year 2017 at the Operations Center in Israel.

Operation Center in Argentina

Shopping Malls

Profit from operations in our Shopping Malls segment declined by 76.1%, from a profit of Ps.17,451 million in fiscal year 2016 to a profit of Ps.4,176 million in fiscal year 2017.

Profit from operations in our Shopping Malls segment, measured as a percentage of the revenues derived from this segment, went from 725.3% in fiscal year 2016 to 137.2% in fiscal year 2017.

Offices and Others

Profit from operations in our Offices and Others segment rose by 25.6%, from a profit of Ps.1,504 million in fiscal year 2016 to a profit of Ps.1,889 million in fiscal year 2017.

Profit from operations in our Offices and Others segment, as a percentage of the revenues derived from this segment, fell from 442.4% during fiscal year 2016 to 426.4% in fiscal year 2017.

Sales and Developments

Profit from operations in our Sales and Developments segment decreased by 22.91%, from a profit of Ps.659 million in fiscal year 2016 to a profit of Ps.810 million in fiscal year 2017.

Profit from operations in our Sales and Developments segment, measured as a percentage of the revenues derived from this segment, declined from 21,966.7% in fiscal year 2016 to 818.2% in fiscal year 2017.

Hotels

Profit / (loss) from operations in our Hotels segment increased by 500.0% from a loss of Ps.2 million in fiscal year 2016 to a profit of Ps.8 million in fiscal year 2017.

International

Profit / (loss) from operations in our International segment fell by Ps.51 million, to a loss of Ps.51 million in fiscal year 2017.

Financial Operations and Others

Profit / (loss) from operations in our Financial Operations, Corporate and Others segment experienced a decrease in loss equivalent to 30.4%, from Ps.197 million in fiscal year 2016 to a loss of Ps.257 million in fiscal year 2017.

Operations Center in Israel

Real Estate.

Profit from operations from the Real estate segment increased from Ps.640 million during fiscal year 2016 to Ps.2,582 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) to the occupancy of revenue generating projects in Israel. Also the recording of revenues from the sale of apartments and real estate is affected by the timing of the occupation of apartments, which was higher in 2017 a reduction of costs and an profit related to the changes in fair value of investment properties.

Supermarkets.

Profit from operations from the Supermarket segment rose from Ps.410 million during fiscal year 2016 to Ps.1,648 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii the increase in franchisees, the increase in the share of the private brand, the improvement in trade terms, the components of the basket, the mix of sales, and the increased efficiency due to the implementation of the business plan.

Telecommunications.

Profit from operations from the Telecommunications segment increased from a loss of Ps.71 million during fiscal year 2016 to a loss of Ps.253 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the continued erosion in income from services, which was partly offset by the decrease in operating expenses, due to the increased efficiency measures which were implemented by Cellcom.

Others.

Profit from operations from the Others segment increased from a loss of Ps.205 million during fiscal year 2016 to a loss of Ps.758 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the lack of income derived by the sale of some revenue generating assets of DIC.

Share of profit / (loss) of associates and joint ventures

Share of profit/(loss) of associates and joint venture reflected an improvement of Ps.255 million, from a loss of Ps.273 million in fiscal year 2016 to a profit of Ps.18 million in fiscal year 2017. This was primarily attributable to:

●
a loss of Ps.222 million from the Operations Center in Argentina and a loss of Ps.18 million from the Operations Center in Israel. Without considering the profit/(loss) from our Operations Center in Israel, our share of profit/(loss) of associates and joint ventures fell by 96.0%, mainly as a result of the losses from the International segment, partially offset by lower profits from the Financial Operations, Corporate and Others segment.

●
a decline of Ps.15 million in the share of profit/(loss) from companies related to the Agricultural business, from a profit of Ps.23 million in fiscal year 2016 to a profit of Ps.8 million in fiscal year 2017, mainly as a result of the profit/(loss) from the investment in Agro-Uranga (mostly attributable to the Crops activity).

Financial results, net

We incurred a lower financial loss, net of Ps.899 million, from a loss of Ps.6,124 million in fiscal year 2016 to a loss of Ps.5,225 million in fiscal year 2017. This was primarily attributable to:

●
a lower loss of Ps.1,730 million in foreign exchange, net in fiscal year 2017;

●
a higher profit of Ps.4,098 million stemming from the fair value measurement of financial assets in fiscal year 2017; offset by

●
a higher loss of Ps.3,786 million in financial interest, net in fiscal year 2017; and

●
a lower profit of Ps.982 million from derivative financial instruments in fiscal year 2017.

Changes in our financial losses, net in fiscal year 2017 were primarily attributable to (i) a Ps.4,308 million increase in gains from fair value measurement of financial assets of our subsidiary IDBD; (ii) a decline of Ps.1,729 million in foreign exchange losses, primarily as a result of the depreciation sustained by the foreign exchange rate vis-a-vis the previous fiscal year; (iii) a Ps.390 million decline in losses stemming from the valuation of financial instruments associated to the acquisition of IDBD; (iv) a Ps.3,979 million increase in interest expense attributable to IDBD; and (v) a Ps.1,439 million decline in gains from foreign currency forward-based contracts.

There was a 10.6% variation in the U.S. Dollar buying rate during fiscal year 2017 (which increased from Ps.15.040 on June 30, 2016 to Ps.16.630 on June 30, 2017) as compared to the previous fiscal year, when the U.S. Dollar quotation had experienced a variation of 65.5% (from Ps.9.088 on June 30, 2015 to Ps.15.040 on June 30, 2016).

Income tax

Our income tax expense fell by Ps.2,971 million, from a loss of Ps.5,833 million in fiscal year 2016 to a loss of Ps.2,862 million in fiscal year 2017. The Company recognizes the income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements.

For purposes of determining the deferred assets and liabilities and according to the legal provisions enacted as of the date of issuance of these financial statements, a tax rate has been applied to the identified temporary differences and tax losses, which is that expected to be in force at the time of their reversion or use.

Profit / (loss) for the Fiscal Year

Due to the above mentioned factors, our profit / (loss) for the fiscal year decreased by Ps.4,090 million (44.9%), from net income of Ps.9,118 million in fiscal year 2016 to net income of Ps.5,028 million in fiscal year 2017. Profit / (loss) for fiscal years 2017 and 2016 is attributable to the controlling company’s shareholders and non-controlling interest, as per the following detail:

●
Profit / (loss) for the fiscal year attributable to the controlling company’s shareholders went from a profit of Ps.5,167 million in fiscal year 2016 to a profit of Ps.1,511 million in fiscal year 2017; and

●
The non-controlling interest in controlled companies went from a profit of Ps.3,951 million in fiscal year 2016 to a profit of Ps.3,517 million in fiscal year 2017, primarily due to the consolidation of our subsidiary IDBD.

Discontinued operations

The results of Israir Open Sky and IDB Tourism operations, the share of profit of Adama and the finance costs associated to the nonrecourse loan, until its sale, and the results from sale of the investment in Adama have been reclassified in the Statements of Income under discontinued operations.

Fiscal year ended on June 30, 2016 compared to the fiscal year ended on June 30, 2015

Operating results

REVENUES

Our total revenues rose by 573.3%, from Ps.4,942 million in fiscal year 2015 to Ps.33,273 million in fiscal year 2016. This was mainly due to the increase of 21.6% in the Agricultural Business, from Ps.2,395 million in fiscal year 2015 to Ps.2,912 million in fiscal year 2016 and to the increase of 1,092.0% in the Urban Properties and Investments Business, attributable to Ps.27,077 million in revenues from the Operations Center in Israel in fiscal year 2016, and to the increase of 28.9% in the Operations Center in Argentina, from Ps.2,547 million in fiscal year 2015 to Ps.3,284 million in fiscal year 2016.

Agricultural Business

	Fiscal year ended June 30, 2016 (recast)
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	1,101	51	-	1,152
Cattle	80	9	89	178
Dairy	65	-	-	65
Sugarcane	294	-	-	294
Agricultural Rental and Services	39	-	37	76
Agricultural Production Subtotal	1,579	60	126	1,765
Agro-industrial	966	-	-	966
Other Segments and Corporate	168	-	13	181
Subtotal Others and Corporate	1,134	-	13	1,147
Total Agricultural Business	2,713	60	139	2,912

	Fiscal year ended June 30, 2015 (recast)
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	964	23	-	987
Cattle	56	3	84	143
Dairy	72	-	-	72
Sugarcane	198	-	-	198
Agricultural Rental and Services	37	-	24	61
Agricultural Production Subtotal	1,327	26	108	1,461
Agro-industrial	806	-	-	806
Other Segments and Corporate	118	-	10	128
Subtotal Others and Corporate	924	-	10	934
Total Agricultural Business	2,251	26	118	2,395

Total revenues rose by 20.5%, from Ps.2,251 million in fiscal year 2015 to Ps.2,713 million in fiscal year 2016. This was due to the following increases:

●
Ps.137 million in the Crops activity;
●
Ps.24 million in the Cattle activity;
●
Ps.96 million in the Sugarcane activity;
●
Ps.160 million in the Agro-industrial activity;
●
Ps.50 million in the Other Segments and Corporate activity; and
●
Ps.2 million in the Agricultural Rental and Services activity; offset by a decrease of Ps.7 million in the Dairy activity.

In turn, revenues from our interests in joint ventures increased by 130.8% from Ps.26 million in fiscal year 2015 to Ps.60 million in fiscal year 2016, mainly as a consequence of a 121.7% increase in Crops sold to Cresca, from Ps.23 million in fiscal year 2015 to Ps.51 million in fiscal year 2016.

Similarly, inter-segment revenues rose by 17.8%, from Ps.118 million in fiscal year 2015 to Ps.139 million in fiscal year 2016, mainly as a result of livestock sales during the year to our subsidiary Sociedad Anónima Carnes Pampeanas which was reclassified from the Cattle activity to the Agro-industrial activity and to the leases of croplands between our subsidiary Brasilagro and its subsidiaries, which were reclassified from the Crops and Sugarcane activity to the Agricultural Rental and Services activity.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, revenues increased by 21.6%, from Ps.2,395 million in fiscal year 2015 to Ps.2,912 million in fiscal year 2016.

Crops

Total revenues from the Crops activity rose by 16.7%, from Ps.987 million in fiscal year 2015 to Ps.1,152 million in fiscal year 2016, mainly as a consequence of:

●
an increase of 20.9% in the average price of the crops sold, from Ps.1,842 per ton in fiscal year 2015 to Ps.2,226 per ton in fiscal year 2016;

●
partially offset by a decline of 18,175 tons in the volume of crops sold during fiscal year 2016 compared to the previous fiscal year.

The following table provides a breakdown of the sales of Crops:

	Sales of Crops (in tons)
	Fiscal year ended June 30
	2016 2015	Variation
Corn	255,162	269,701	(14,539)
Soybean	198,296	250,125	(51,829)
Wheat	46,607	7,083	39,524
Sorghum	1,007	1,569	(562)
Sunflower	10,421	5,181	5,240
Other	5,863	1,872	3,991
Total Sales	517,356	535,531	(18,175)

Cattle

Total revenues from the Cattle activity increased by 24.5%, from Ps.143 million in fiscal year 2015 to Ps.178 million in fiscal year 2016, mainly as consequence of:

●
an increase of 31.8% in the average price per kilogram of cattle sold, from Ps.16.0 in fiscal year 2015 to Ps.21.2 in fiscal year 2016;

●
offset by a decline of 6.3% in the volume of cattle sold, from 8,871 tons in fiscal year 2015 to 8,315 tons in fiscal year 2016.

Dairy

Total revenues from the Dairy activity dropped by 9.7%, from Ps.72 million in fiscal year 2015 to Ps.65 million in fiscal year 2016, mainly as consequence of:

●
a reduction of 8.2% in the average price of milk, from Ps.3.55 per liter in fiscal year 2015 to Ps.3.26 per liter in fiscal year 2016;

●
a reduction of 17.7% in the volume of milking cows, from 903 tons in fiscal year 2015 to 743 tons in fiscal year 2016; and

●
a decrease of 8.2% in the volume of sales of milk, from 17 million liters in fiscal year 2015 to approximately 16 million liters in fiscal year 2016;

●
offset by an increase of 48.0% in the average price per kilogram sold of milking cows, from Ps.13.1 in fiscal year 2015 to Ps.19.3 million in fiscal year 2016.

Sugarcane

Total revenues from the Sugarcane activity increased 48.5%, from Ps.198 million in fiscal year 2015 to Ps.294 million in fiscal year 2016, mainly as consequence of:

●
an increase of 295,226 tons (31.9%) in sales of sugarcane in fiscal year 2016 compared to the previous fiscal year, primarily attributable to Brasilagro; and

●
an increase of 12.7% in the average price of sugarcane sold from Ps.214.0 per ton in fiscal year 2015 to Ps.241.2 per ton in fiscal year 2016.

Agricultural Rental and Services

Total revenues from the Agricultural Rental and Services activity increased by 24.6%, from Ps.61 million in fiscal year 2015 to Ps.76 million in fiscal year 2016, mainly as consequence of:

●
an increase of 32.8% in leases originating primarily in Brazil, due to an increase in the price of soybean, since the price of such contracts is tied to soybean price, and, in Argentina, as a result of a new agreement for 1,106 hectares of La Esmeralda (Don Avelino), and an improvement in the agreement between Agro-Riego and Monsanto, resulting from a material increase in the exchange rate vis-a-vis the previous year, offset by a decline caused by the non-renewal of the agreements concerning San Pedro, La Suiza and Anta (CAGSA) for this season;

●
an increase of 36.5% in revenues from the production of seeds mainly due to an increase in the prices of crops that took place in fiscal year 2016;

●
offset by a decrease of 16.5% in revenues from irrigation services and agricultural management (Ps.1 million) in fiscal year 2016 compared to fiscal year 2015.

Agro-industrial

Total revenues from the Agro-industrial activity increased by 19.9%, from Ps.806 million in fiscal year 2015 to Ps.966 million in fiscal year 2016, mainly as consequence of:

●
an increase of 20.0% in exports and 32.1% in sales to the domestic market. Domestic consumption prices exhibited an upward trend and were 42.3% higher than in fiscal year 2015. The price of exports rose by 0.7% in US$ in fiscal year 2016 compared to 2015;

●
a decrease of 24.4% in sales of by-products;

●
a minor reduction of 3.3% in the slaughtering volume, from 6,632 heads per month in fiscal year 2015 to 6,415 during fiscal year 2016.

Other Segments and Corporate

Total revenues from the Other Segments and Corporate activity increased by 41.4%, from Ps.128 million in fiscal year 2015 to Ps.181 million in fiscal year 2016, mainly as consequence of:

●
an increase of Ps.13 million in sales on consignment; and

●
an increase of Ps.26 million in commodity brokerage services.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2016 (recast)
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
(in million Ps.)
Operations Center in Argentina Shopping Malls	3,487	20	-	(1,101)	2,406
Offices and Others	422	3	8	(93)	340
Sales and Developments	(2)	5	-	-	3
Hotels	534	-	-	-	534
Financial Operations, Corporate and Others	1	-	-	-	1
Total Operations Center in Argentina	4,442	28	8	(1,194)	3,284

Operations Center in Israel
Real estate	1,538	-	-	-	1,538
Supermarkets	18,610	-	-	-	18,610
Telecommunications	6,655	-	-	-	6,655
Others	274	-	-	-	274
Total Operations Center in Israel	27,077	-	-	-	27,077
Total Urban Properties and Investments Business	31,519	28	8	(1,194)	30,361

	Fiscal year ended June 30, 2015 (recast)
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
(in million Ps.)
Operations Center in Argentina
Shopping Malls	2,571	13	-	(806)	1,778
Offices and Others	397	10	5	(79)	333
Sales and Developments	9	5	-	-	14
Hotels	396	-	-	-	396
International	28	-	-	(2)	26
Financial Operations, Corporate and Others	-	-	-	-	-
Total Operations Center in Argentina	3,401	28	5	(887)	2,547
Total Urban Properties and Investments Business	3,401	28	5	(887)	2,547

Total revenues from the Urban Properties and Investments Business increased by 30.6%, from Ps.3,401 million in fiscal year 2015 to Ps.4,442 million in fiscal year 2016. This was mainly due to an increase of Ps.916 million in the Shopping Malls segment, an increase of Ps.25 million in the Offices and Others segment, an increase of Ps.138 million in the Hotels segment, an increase of Ps.1 million in the Financial Operations, Corporate and Others segment, offset by a decline of Ps.28 million and Ps.11 million in the International segment and in the Sales and Development segment, respectively.

In turn, revenues from our interests in joint ventures did not exhibit significant variations when considering fiscal years 2016 and 2015. Our joint venture Nuevo Puerto de Santa Fe S.A. posted an increase in revenues, though offset by a decrease in revenues posted by our joint venture Quality S.A.

Inter-segment revenues rose by 60.0%, from Ps.5 million in fiscal year 2015 to Ps.8 million during fiscal year 2016, both attributable to the Offices and Others segment.

In addition, revenues from expenses and collective promotion fund rose by 34.6%, from Ps.887 million during fiscal year 2015 (out of which, Ps.806 million are attributed to the Shopping Malls segment) to Ps.1,194 million during fiscal year 2016 (out of which, Ps.1,101 million are attributed to the Shopping Malls segment).

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, and expenses and collective promotion fund, revenues increased by 28.9%, from Ps.2,547 million in fiscal year 2015 to Ps.3,284 million in fiscal year 2016.

Operations Center in Argentina

Shopping Malls

Revenues from the Shopping Malls segment increased 35.3%, from Ps.1,778 million in fiscal year 2015 to Ps.2,406 million in fiscal year 2016. Such variation was mostly attributable to:

●
an increase of Ps.471 million in revenues from fixed and variable rentals as a result of a 34.4% increase in our tenants’ sales, from Ps.21,509 million in fiscal year 2015 to Ps.28,905 million in fiscal year 2016;

●
an increase of Ps.51 million in revenues from admission fees;

●
an increase of Ps.41 million in parking revenues; and

●
an increase of Ps.36 million in revenues from commissions, among other items.

Offices and Others

Revenues from the Offices and Others segment increased 2.1%, from Ps.333 million in fiscal year 2015 to Ps.340 million in fiscal year 2016. Such revenues were impacted by the partial sale of investment properties during fiscal year 2016, which resulted in a reduction of the segment total leasable area.

Considering comparable properties in both fiscal years, rental revenues from properties which did not experience a decrease in their leasable area increased by 34.0%, from Ps.200 million in fiscal year ended June 30, 2015 to Ps.268 million during the fiscal year ended on June 30, 2016, mostly as a result of the currency devaluation, whereas rental revenues from properties which leasable area was reduced, went down by 49.5%, from Ps.111 million in fiscal year 2015 to Ps.56 million in fiscal year 2016.

As of June 30, 2016, average occupancy rate of premium offices stood at 97.7% and the average rent was around US$27 per sqm.

Sales and Developments

There are often significant variations in the revenues earned in this segment from one fiscal year to the other. Without considering our joint ventures, revenues from the Sales and Developments segment decreased by 122.2%, from Ps.9 million in fiscal year 2015 to a loss of Ps.2 million in fiscal year 2016. Such reduction was mainly attributable to reduced revenues from the sale of units at Condominios I and II (Ps.7 million).

Hotels

Revenues from our Hotels segment rose by 34.8%, from Ps.396 million in fiscal year 2015 to Ps.534 million in fiscal year 2016, primarily attributable to an increase of 34.4% in the average room rate of our hotels (measured in Argentine Pesos).

International

Revenues from the International segment decreased by 100% vis-à-vis the Ps.26 million posted during fiscal year 2015, because the Company sold the Madison 183 building during fiscal year 2015.

Financial Operations, Corporate and Others

Revenues from our Financial Operations, Corporate and Others segment did not exhibit significant variations for the periods presented.

COSTS

The Company’s total costs rose by 509.4%, from Ps.3,893 million in fiscal year 2015 to Ps.23,725 million in fiscal year 2016. This was mainly as result of an increase of 11.8% in the Agricultural business, from Ps.3,411 million in fiscal year 2015 to Ps.3,814 million in fiscal year 2016 and to the 4,030.9% increase in the Urban Properties and Investments Business, due to costs for Ps.19,252 million from the Operations Center in Israel for the fiscal year 2016; and an increase of 36.7% in the Operations Center in Argentina, from Ps.482 million in fiscal year 2015 to Ps.659 million in fiscal year 2016.

Agricultural Business

	Fiscal year ended June 30, 2016 (recast)
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	(1,686)	(80)	(35)	(1,801)
Cattle	(254)	(13)	-	(267)
Dairy	(135)	-	-	(135)
Sugarcane	(501)	-	(16)	(517)
Agricultural Rental and Services	(20)	-	-	(20)
Agricultural Production Subtotal	(2,596)	(93)	(51)	(2,740)
Land Transformation and Sales	(9)	-	-	(9)
Agro-industrial	(836)	-	(89)	(925)
Other Segments and Corporate	(140)	-	-	(140)
Subtotal Others and Corporate	(976)	-	(89)	(1,065)
Total Agricultural Business	(3,581)	(93)	(140)	(3,814)

	Fiscal year ended June 30, 2015 (recast)
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	(1,736)	(42)	(33)	(1,811)
Cattle	(220)	(5)	-	(225)
Dairy	(133)	-	-	(133)
Sugarcane	(374)	-	-	(374)
Agricultural Rental and Services	(15)	-	-	(15)
Agricultural Production Subtotal	(2,478)	(47)	(33)	(2,558)
Land Transformation and Sales	(9)	-	-	(9)
Agro-industrial	(654)	-	(85)	(739)
Other Segments and Corporate	(105)	-	-	(105)
Subtotal Others and Corporate	(759)	-	(85)	(844)
Total Agricultural Business	(3,246)	(47)	(118)	(3,411)

Total costs rose by 10.3%, from Ps.3,246 million in fiscal year 2015 to Ps.3,581 million in fiscal year 2016. This was primarily attributable to the following increases:

●
Ps.34 million in the Cattle activity,
●
Ps.2 million in the Dairy activity,
●
Ps.127 million in the Sugarcane activity,
●
Ps.5 million in the Agricultural Rental and Services activity,
●
Ps.182 million in the Agro-industrial activity,
●
Ps.35 million in the Other Segment and Corporate activity; offset by a reduction of Ps.50 million in the Crops activity.

In turn, the cost of our joint ventures experienced a net increase of Ps.46 million, from Ps.47 million in fiscal year 2015 to Ps.93 million in fiscal year 2016, mainly as a consequence of an increase of Ps.38 million in the costs of Cresca’s crops, from Ps.42 million in fiscal year 2015 to Ps.80 million in fiscal year 2016.

Similarly, inter-segment costs increased by Ps.22 million, from Ps.118 million in fiscal year 2015 to Ps.140 million in fiscal year 2016, primarily attributable to the cost of Cattle sales during the year to our subsidiary Sociedad Anónima Carnes Pampeanas, which was reclassified from the Cattle activity to the Agro-industrial activity and to the leases of cropland between our subsidiary Brasilagro and its subsidiaries, which are reclassified from the Crops and Sugarcane activities to the Agricultural Rental and Services activity.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, costs increased by 11.8%, from Ps.3,411 million in fiscal year 2015 to Ps.3,814 million in fiscal year 2016.

Crops

Total costs from the Crops activity decreased by 0.6%, from Ps.1,811 million in fiscal year 2015 to Ps.1,801 million in fiscal year 2016. The costs from the Crops activity are broken down in the following table:

	Fiscal year 2016	Fiscal year 2015
	In million Pesos
Cost of sales	940	866
Cost of production	861	945
Total Costs	1,801	1,811

Cost of sales in the Crops activity increased by 8.5%, from Ps.866 million in fiscal year 2015 to Ps.940 million in fiscal year 2016, mainly as consequence of:

●
a decrease of 2.2% in the volume of tons sold as compared to the previous fiscal year;

●
slightly offset by a rise of 11.1% in the average cost per ton of crops sold in fiscal year 2016, from Ps.1,636 in fiscal year 2015 to Ps.1,817 in fiscal year 2016, due to higher average market prices for crops.

The cost of sales as a percentage of sales was 87.7% in fiscal year 2015 and 81.6% in fiscal year 2016.

The cost of production in the Crops activity fell by 8.9%, from Ps.945 million in fiscal year 2015 to Ps.861 million in fiscal year 2016, mainly as consequence of:

●
a reduction of 11.0% in direct production costs during fiscal year 2016 compared to the previous fiscal year, primarily attributable to the smaller quantity of hectares sown vis-a-vis the previous season (19.9%), offset by an increase in the average cost per ton (46.6%).

Cattle

Total costs in the Cattle activity increased by 18.7%, from Ps.225 million in fiscal year 2015 to Ps.267 million in fiscal year 2016. The following table shows the costs in the Cattle activity:

	Fiscal year 2016	Fiscal year 2015
	In million Pesos
Cost of sales	136	122
Cost of production	131	103
Total Costs	267	225

Cost of sales increased 11.5%, from Ps.122 million in fiscal year 2015 to Ps.136 million in fiscal year 2016, mainly as consequence of:

●
an increase in the cost per kilogram sold in fiscal year 2016 (19.5%); and

●
a decline of 6.2% in beef sales volumes in fiscal year 2016.

Cost of production in the Cattle activity rose by 27.2%, from Ps.103 million in fiscal year 2015 to Ps.131 million in fiscal year 2016. The higher cost of production from the Cattle activity in fiscal year 2016 was mainly attributable to:

●
higher payroll expenses;

●
higher feeding costs (34.6% compared to fiscal year 2015) resulting from a higher quantity of head in the feedlot, and an 8% increase in the average cost of feedstuff;

●
an increase in health and insemination costs (42.4% compared to fiscal year 2015), due to better quality of sperm and incremental costs of supplies.

Dairy

Total costs in the Dairy activity increased by 1.5%, from Ps.133 million in fiscal year 2015 to Ps.135 million in fiscal year 2016. The following table shows the costs in the Dairy activity:

	Fiscal year 2016	Fiscal year 2015
	In million Pesos
Cost of sales	61	68
Cost of production	74	65
Total Costs	135	133

Total costs in the Dairy activity fell by 10.3%, from Ps.68 million in fiscal year 2015 to Ps.61 million in fiscal year 2016, mainly as consequence of:

●
a decrease of 8.6% in the cost of milk, from Ps.3.5 per liter in fiscal year 2015 to Ps.3.2 per liter in fiscal year 2016;

●
a reduction of 17.7% in the sales volumes of milking cows;

●
a decrease of 8.2% in milk sales volumes;

●
partially offset by an increase of 42.2% in the cost of sale of milking cows, from Ps.10.9 per kg in fiscal year 2015 to Ps.15.5 per kg in fiscal year 2016.

Cost of production in the Dairy activity increased by 13.8%, from Ps.65 million in fiscal year 2015 to Ps.74 million in fiscal year 2016. This increase was primarily attributable to the impact of increased feeding, payroll and prairie costs. The increase in feeding expenses was mostly attributable to a rise of 30% in prices and an increase of 22% in the consumption volume of second quality milk on the one hand, and to an increase of 5% in the average cost of food, offset by a decline of 2% in consumption volume, on the other, caused by fewer milking cows and a decrease in pellet consumption (37%), which is significantly more expensive, and the incremental consumption of internally produced soybean.

Sugarcane

Total costs in the Sugarcane activity rose by 38.2%, from Ps.374 million in fiscal year 2015 to Ps.517 million in fiscal year 2016. The following table shows a breakdown of costs in the Sugarcane activity:

	Fiscal year 2016	Fiscal year 2015
	In million Pesos
Cost of sales	263	188
Cost of production	254	186
Total Costs	517	374

Cost of sales in the Sugarcane activity rose by 39.9%, from Ps.188 million in fiscal year 2015 to Ps.263 million in fiscal year 2016, mainly as consequence of:

●
an increase of 295,226 tons in sales of sugarcane in fiscal year 2016 compared to the previous fiscal year, primarily attributable to our subsidiarie Brasilagro; and

●
an increase in the average cost per ton of sugarcane sold in fiscal year 2016, from Ps.204 per ton in fiscal year 2015 to Ps.215 per ton in fiscal year 2016.

The cost of sales as a percentage of sales were 95.3% in fiscal year 2015 and 89.3% in fiscal year 2016.

Cost of production of the Sugarcane activity increased 36.6%, from Ps.186 million in fiscal year 2015 to Ps.254 million in fiscal year 2016, mainly as a result of a higher production volume in fiscal year 2016 compared to the fiscal year 2015.

Total production costs per ton increased by 0.5%, from Ps.221.3 per ton in fiscal year 2015 to Ps.222.4 per ton in fiscal year 2016.

Agricultural Rental and Services

Total costs in the Agricultural Rental and Services activity rose by 33.3%, from Ps.15 million in fiscal year 2015 to Ps.20 million in fiscal year 2016, mainly as consequence of:

●
an increase of Ps.6 million in feedlot lease and services costs, in Brasilagro and Cresud, respectively;

●
partially offset by a fall of Ps.2 million (42.3%) in irrigation service costs, compared to fiscal year 2015.

Land Transformation and Sales

Total Costs in the Land Transformation and Sales segment remained stable at Ps.9 million in fiscal years 2016 and 2015.

Agro-industrial

Total costs in the Agro-industrial activity rose by 25.2%, from Ps.739 million in fiscal year 2015 to Ps.925 million in fiscal year 2016, due to an inflationary context that hindered the increase in gross marginal contribution. The reason for this increase is to be found in the increase of costs to acquire cattle and to a lesser extent, in the increase in labor.

Other Segments and Corporate

Total costs in Other Segments and Corporate activity rose by 33.3%, from Ps.105 million in fiscal year 2015 to Ps.140 million in fiscal year 2016, primarily as a result of increased costs in the brokerage business related to commodity trading transactions through FyO, and increased costs for consignment, by 71.4% and 97.2%, respectively.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2016 (recast)
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
(in million Ps.)
Operations Center in Argentina
Shopping Malls	(1,360)	(3)	(6)	1,113	(256)
Offices and Others	(111)	(4)	-	94	(21)
Sales and Developments	(15)	(5)	-	-	(20)
Hotels	(362)	-	-	-	(362)
Total Operations Center in Argentina	(1,848)	(12)	(6)	1,207	(659)

Operations Center in Israel
Real estate	(467)	-	-	-	(467)
Supermarkets	(14,076)	-	-	-	(14,076)
Telecommunications	(4,525)	-	-	-	(4,525)
Others	(184)	-	-	-	(184)
Total Operations Center in Israel	(19,252)	-	-	-	(19,252)
Total Urban Properties and Investments Business	(21,100)	(12)	(6)	1,207	(19,911)

	Fiscal year ended June 30, 2015 (recast)
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
(in million Ps.)
Shopping Malls	(979)	(1)	(4)	820	(164)
Offices and Others	(89)	(3)	-	79	(13)
Sales and Developments	(13)	(6)	-	-	(19)
Hotels	(279)	-	-	-	(279)
International	(9)	-	-	2	(7)
Total Urban Properties and Investments Business	(1,369)	(10)	(4)	901	(482)

Costs of sales in our Urban Properties and Investments Business rose by 35.0%, from Ps.1,369 million in fiscal year 2015 to Ps.1,848 million in fiscal year 2016. This was mainly due to an increase of Ps.381 million in the Shopping Malls segment, an increase of Ps.22 million in the Offices and Others segment, an increase of Ps.2 million in the Sales and Developments segment, an increase of Ps.83 million in the Hotels segment; offset by a decrease of Ps.9 million in the International segment; whilst the Financial Operations, Corporate and Others segments did not experience significant variations.

In turn, the costs corresponding to expenses and collective promotion fund increased by 34.0%, from Ps.901 million in fiscal year 2015 to Ps.1,207 million in fiscal year 2016 mainly due to the expenses and collective promotion fund from the Shopping Malls, which rose by 35.7%, from Ps.820 million in fiscal year 2015 to Ps.1,113 million in fiscal year 2016, mainly as consequence of: (i) an increase in advertising expenses of Ps.111.8 million, (ii) an increased charge for salaries and wages, social security contributions and other payroll expenses amounting to Ps.103.1 million; (iii) an increase in maintenance, security, cleaning, repair and similar expenses amounting to Ps.100.8 million (mainly stemming from increases in security and cleaning services and in the rates for public utilities), (iv) an increase in taxes, rates and contributions and other expenses amounting to Ps.25.5 million and (v) an increase in other expenses for Ps.42.0 million (primarily due to the absorption of the deficit in expenses and collective promotion fund). In addition, the variation was due to: an increase in the common maintenance expenses incurred by the Offices and Others segment, which rose by Ps.54.1 million, from Ps.28.3 million during fiscal year 2015 to Ps.82.4 million during fiscal year 2016, primarily attributable to the acquisition of new buildings (maintenance, cleaning and lease expenses and common maintenance fees and others for Ps.36.1 million, expenses associated to salaries and wages and social security contributions for Ps.10.8 million and taxes, rates and contributions and utilities for Ps.8.9 million).

In addition, costs from our joint ventures experienced a net increase of 20.0%, from Ps.10 million in fiscal year 2015 to Ps.12 million in fiscal year 2016.

Finally, costs from inter-segment operations rose by 50.0%, from Ps.4 million in fiscal year 2015 to Ps.6 million in fiscal year 2016.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, costs increased by 36.7%, from Ps.482 million in fiscal year 2015 to Ps.659 million in fiscal year 2016.

Operation Center in Argentina

Shopping Malls

Costs in the Shopping Malls segment increased by 56.1%, from Ps.164 million in fiscal year 2015 to Ps.256 million in fiscal year 2016. Such increase was attributable to the following factors: (i) increased costs associated to the deficit in expenses and collective promotion fund in our Shopping Malls for Ps.59 million; (ii) an increase in maintenance, security, cleaning, repair and similar expenses for Ps.10 million (mainly stemming from increases in security and cleaning services and in the rates for public utilities); and (iii) an increase in salaries and wages, social security contributions and other payroll expenses in the amount of Ps.10 million, among other items.

Costs in the Shopping Malls segment, measured as a percentage of the revenues derived from this segment, increased from 9.2% during fiscal year 2015 to 10.6% in fiscal year ended June 30, 2016.

Offices and Others

Total costs in the Offices and Others segment rose by 61.5%, from Ps.13 million in fiscal year 2015 to Ps.21 million in fiscal year 2016, mainly as consequence of: (i) an increased cost corresponding to rentals and common maintenance expenses for Ps.6 million, among other items.

Total costs in the Offices and Others segment, measured as a percentage of the revenues derived from this segment, increased by 3.9% during fiscal year 2015 to 6.2% in fiscal year 2016.

Sales and Developments

Costs attributable to this segment often vary significantly period over period, given that some of the sales consummated by the Company are non-recurrent. Without considering our joint ventures, costs associated to our Sales and Developments segment rose by 15.4%, from Ps.13 million in fiscal year 2015 to Ps.15 million in fiscal year 2016.

Costs in the Sales and Developments segment, measured as a percentage of the revenues derived from this segment, rose from 135.7% during fiscal year 2015 to 666.7% in fiscal year 2016.

Hotels

Costs in the Hotels segment increased by 29.7%, from Ps.279 million in fiscal year 2015 to Ps.362 million in fiscal year 2016, mainly as consequence of:

●
an increase of Ps.52 million in salaries and wages, social security contributions and other payroll expenses;

●
an increase of Ps.19 million in maintenance and repair expenses; and

●
increased charges for Ps.7 million and Ps.5 million in fees for services and food, beverages and other hotel expenses, respectively.

Costs in the Hotels segment, measured as a percentage of the revenues derived from this segment, fell from 70.5% in fiscal year 2015 to 67.8% in fiscal year 2016.

International

Costs in the International segment shrank by 100%, compared to the Ps.7 million posted during fiscal year 2015 on account of the sale consummated in the year 2015 of the Madison 183 building, which was previously held as a rental property.

Costs in the International segment, measured as a percentage of the revenues derived from this segment, did not exhibit significant percentage figures.

Financial Operations, Corporate and Others

No results were reported in connection with costs from this segment in both fiscal years under review.

Operation Center in Israel

Real Estate

During fiscal year 2016, costs from the Real Estate segment totaled Ps.467 million. Costs, measured as a percentage of the revenues derived from this segment, accounted for 30.4%.

Supermarkets

During fiscal year 2016, costs from the Supermarkets segment totaled Ps.14,076 million. Costs, measured as a percentage of the revenues derived from this segment, accounted for 75.6%.

Telecommunications

During fiscal year 2016, costs from the Telecommunications segment totaled Ps.4,525 million. Costs, measured as a percentage of the revenues derived from this segment, accounted for 68.0%.

Others

During fiscal year 2016, costs from the Others segment totaled Ps.184 million. Costs, measured as a percentage of the revenues derived from this segment, accounted for 67.2%.

Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest

	Fiscal year ended June 30, 2016 (recast)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	1,005	54	-	1,059
Cattle	251	3	-	254
Dairy	74	-	-	74
Sugarcane	309	-	-	309
Agricultural Production Subtotal	1,639	57	-	1,696
Total Agricultural Business	1,639	57	-	1,696

	Fiscal year ended June 30, 2015 (recast)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	889	21	-	910
Cattle	165	2	-	167
Dairy	75	-	-	75
Sugarcane	218	-	-	218
Agricultural Production Subtotal	1,347	23	-	1,370
Total Agricultural Business	1,347	23	-	1,370

The Company’s revenues from initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest increased by 21.7%, from Ps.1,347 million in fiscal year 2015 to Ps.1,639 million in fiscal year 2016.

In turn, the Company’s revenues from initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest derived from our interests in joint ventures increased by 147.8%, from Ps.23 million in fiscal year 2015 to Ps.57 million in fiscal year 2016.

In addition, there were no inter-segment eliminations in connection with revenues from initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest.

Hence, according to business segment reporting and considering all our joint ventures, revenues from initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest grew by 23.8%, from Ps.1,370 million in fiscal year 2015 to Ps.1,696 million in fiscal year 2016.

Crops

Income from production in the Crops activity rose by 16.4%, from Ps.910 million in fiscal year 2015 to Ps.1,059 million in fiscal year 2016, mainly as consequence of:

●
a decrease of 38.9% in total production volume, from 404,259 tons in fiscal year 2015 down to 246,965 tons in fiscal year 2016;

●
partially offset by an increase of 32.9% in the average price for the production of crops; and

●
an increase of 654.1% in expected revenues.

As of June 30, 2016, the harvested area was 72.3% of our total sown area, compared to 80.4% as of June 30, 2015.

The following table shows the number of tons produced and total production income as of June 30, 2016 and 2015:

Revenues from the production of Crops (in tons and million Pesos)

	Fiscal year ended June 30
	2016		2015
	Tons	Pesos	Tons	Pesos
Corn	45,339	80	91,588	83
Soybean	179,135	514	278,371	624
Wheat	15,466	11	16,125	13
Sorghum	1,306	4	1,202	1
Sunflower	3,001	9	11,728	27
Others	2,717	5	5,246	20
Total	246,964	623	404,260	768

Estimated results from the valuation of our crops in progress at fair value rose by 653.1%, from Ps.49 million in fiscal year 2015 to Ps.369 million in fiscal year 2016, due to the increase of 722.4% in corn crops.

Cattle

Income from production in the Cattle activity rose by 52.1%, from Ps.167 million in fiscal year 2015 to Ps.254 million in fiscal year 2016, mainly as consequence of:

●
a 19.3% increase in the average price per kilogram produced, from Ps.14.8 per kg in fiscal year 2015 to Ps.17.6 per kg in fiscal year 2016;

●
a slight decrease of 1.3% in meet production volume, from 7,812 tons in fiscal year 2015 to 7,713 tons in fiscal year 2016;

●
offset by an increase of 137.2% in holding results.

The calving rate decreased by 12.1%, whereas the death rate decreased by 4.4% during fiscal year 2016 compared to fiscal year 2015.

Dairy

Income from production in the Dairy activity decreased by 1.3%, from Ps.75 million in fiscal year 2015 to Ps.74 million in fiscal year 2016. This decrease was mainly due to:

●
the result from holding of milking cows, which increased by 47.2%, from a gain of Ps.8.9 million in fiscal year 2015 to a gain of Ps.13.1 million in fiscal year 2016, as the inflationary context led to a significant rise in prices;

●
a decrease of 7.9% in the average price of milk, from Ps.3.42 per liter in fiscal year 2015 to Ps.3.15 per liter in fiscal year 2016;

●
a decrease of 6.2% in the production of milking cows, offset by an increase of 78.6% in average price; and

●
a decline of 6.9% in milk production volume, from 17.5 million liters in fiscal year 2015 to 16.3 million liters in fiscal year 2016. This reduction in production volume was mainly due to a lower average number of milking cows per day, from 2,189 milking cows per day in fiscal year 2015 to 1,788 milking cows per day in fiscal year 2016, partially offset by an increase of 10.7% in the efficiency level of average daily milk production per cow, from 21.5 liters per cow in fiscal year 2015 to 23.8 liters per cow in fiscal year 2016.

Sugarcane

Income from production in the Sugarcane activity rose by 41.7%, from Ps.218 million in fiscal year 2015 to Ps.309 million in fiscal year 2016, mainly as consequence of:

●
an increase of 36.6% in total production volume, from 836,345 tons in fiscal year 2015 to 1,142,620 tons in fiscal year 2016; and

●
an increase of 13.1% in the average price of sugarcane production, which went from Ps.208.6 per ton in fiscal year 2015 to Ps.236.0 per ton in fiscal year 2016.

The following table shows the actual tons produced and revenues as of June 30, 2016 and 2015:

Revenues from the production of Sugarcane (in tons and million Pesos)

	Fiscal year ended June 30
	2016		2015
	Tons	Pesos	Tons	Pesos
Sugarcane	1,142,620	292	836,345	207

Estimated results from the valuation of our sugarcane crops in progress at fair value

Estimated results from the valuation of our sugarcane crops in progress at fair value declined from a gain of Ps.32.7 million in fiscal year 2015 to Ps.22 million in fiscal year 2016, mainly generated by Brasilagro due to changes in the main indicators, including area, yield, price and cost.

Changes in the net realizable value of agricultural products after harvest

	Fiscal year ended June 30, 2016 (recast)
Changes in the net realizable value of agricultural products after harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	208	-	-	208
Agricultural Production Subtotal	208	-	-	208
Total Agricultural Business	208	-	-	208

	Fiscal year ended June 30, 2015 (recast)
Changes in the net realizable value of agricultural products after harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	(34)	-	-	(34)
Agricultural Production Subtotal	(34)	-	-	(34)
Total Agricultural Business	(34)	-	-	(34)

Income from changes in the net realizable value of agricultural produce after harvest rose significantly, from a loss of Ps.34 million in fiscal year 2015 to a gain of Ps.208 million in fiscal year 2016.

In Argentina, such increase was mainly attributable to a widespread increase in prices by late December caused by the suppression/reduction of withholdings on the agricultural sector, the major devaluation determined by the new government and the current free floating exchange rate market.

There were neither interests in joint ventures nor inter-segment eliminations in revenues from changes in the net realizable value of agricultural products after harvest.

Gross profit

As result of the above mentioned factors, the Company’s gross profit increased by 380.2%, from Ps.2,385 million in fiscal year 2015 to Ps.11,452 million in fiscal year 2016. This was primarily attributable to:

●
an increase of 213.1% in the Agricultural Business, from Ps.320 million (profit) in fiscal year 2015 to Ps.1,002 million in fiscal year 2016;

●
a profit of Ps.7,825 million attributable to the Operations Center in Israel at the Urban Properties and Investments Business; and

●
an increase of 27.1% in the Operations Center in Argentina at the Urban Properties and Investments Business, from Ps.2,065 million in fiscal year 2015 to Ps.2,625 million in fiscal year 2016.

Agricultural Business

As result of the above mentioned factors, gross profit rose by 213.1%, from Ps.320 million in fiscal year 2015 to Ps.1,002 million in fiscal year 2016.

Crops

Gross profit from this activity rose by 1,088.5%, from Ps.52 million in fiscal year 2015 to Ps.618 million in fiscal year 2016.

Cattle

Gross profit from this activity increased by 94.1%, from Ps.85 million in fiscal year 2015 to Ps.165 million in fiscal year 2016.

Dairy

Gross profit from this activity declined by 71.4%, from Ps.14 million in fiscal year 2015 to Ps.4 million in fiscal year 2016.

Sugarcane

Gross profit from this activity increased by 104.8%, from Ps.42 million in fiscal year 2015 to Ps.86 million in fiscal year 2016.

Agricultural Rental and Services

Gross profit from this activity increased by 21.7%, from Ps.46 million in fiscal year 2015 to Ps.56 million in fiscal year 2016.

Land Transformation and Sales

Gross loss from this segment remained steady at Ps.9 million in both fiscal years.

Agro-industrial

Gross profit from this activity declined by 38.8%, from Ps.67 million in fiscal year 2015 to Ps.41 million in fiscal year 2016.

Other Segments and Corporate

Gross profit from this activity rose by 78.3%, from Ps.23 million in fiscal year 2015 to Ps.41 million in fiscal year 2016.

Urban Properties and Investments Business

Gross profit from Urban Properties and Investments Business rose by 406.1%, from Ps.2,065 million in fiscal year 2015 to Ps.10,450 million in fiscal year 2016. This was mainly due to the profit obtained through the Operations Center in Israel for Ps.7,825 million in fiscal year 2016 and an increase of 27.1% in the Operations Center in Argentina, from Ps.2,065 million in fiscal year 2015 to Ps.2,625 million in fiscal year 2016.

Below is a detail of the gross profit corresponding to our segments:

Operation Center in Argentina

Shopping Malls

Gross profit from the Shopping Malls segment increased by 33.2%, from Ps.1,614 million in fiscal year 2015 to Ps.2,150 million in fiscal year 2016.

Offices and Others

Gross profit from the Offices and Others segment declined by 0.3%, from Ps.320 million in fiscal year 2015 to Ps.319 million in fiscal year 2016.

Sales and Developments

Gross loss from the Sales and Developments segment rose by 240.0% from a loss of Ps.5 million in fiscal year 2015 to a loss of Ps.17 million in fiscal year 2016.

Hotels

Gross profit from the Hotels segment increased by 47.0%, from Ps.117 million in fiscal year 2015 to Ps.172 million in fiscal year 2016.

International

Gross profit from the International segment decreased by 100%, compared to the Ps.19 million recorded in fiscal year 2015.

Financial Operations, Corporate and Others

Gross profit from our Financial Operations, Corporate and Others segment increased by 100%, from Ps.0 million in fiscal year 2015 to Ps.1 million in fiscal year 2016.

Net gain from fair value adjustment of investment properties

The net gain from fair value adjustment of investment properties of the Company rose by 336.7%, from Ps.4,103 million in fiscal year 2015 to Ps.17,918 million in fiscal year 2016. This was due to a decline of Ps.107 million in the Agricultural Business and to an increase of Ps.13,922 million in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the variation was attributable to the Operations Center in Israel for a loss of Ps.271 million, and to the Operations Center in Argentina for a gain of Ps.14,193 million.

Agricultural Business

The decline was mostly attributable to Brazil, since in fiscal year 2015 there were 7,700 leased hectares in Jatoba and 3,900 leased hectares in Preferencia, while no farmlands were leased in 2016. Such decline was partially offset by an increase in Argentina, resulting from the significant fluctuation in the exchange rate, in spite of the lower number of leased hectares, mostly in La Esmeralda (1,100 hectares).

Urban Properties and Investments Business

	Fiscal year ended June 30, 2016 (recast)
Net gain from fair value adjustment of investment properties	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
(in million Ps.)
Operations Center in Argentina
Shopping Malls	16,049	83	-	-	16,132
Offices and Others	1,013	249	-	-	1,262
Sales and Developments	726	47	-	-	773
Total Operations Center in Argentina	17,788	379	-		18,167

Operations Center in Israel
Real estate	(271)	-	-	-	(271)
Total Operations Center in Israel	(271)	-	-	-	(271)
Total Urban Properties and Investments Business	17,517	379	-	-	17,896

	Fiscal year ended June 30, 2015 (recast)
Net gain from fair value adjustment of investment properties	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
(in million Ps.)
Shopping Malls	729	-	-	-	729
Offices and Others	1,801	41	-	-	1,842
Sales and Developments	1,396	7	-	-	1,403
Total Urban Properties and Investments Business	3,926	48	-	-	3,974

The net gain from fair value adjustment of our combined portfolio of investment properties for fiscal year 2016 was Ps.17,788 million (Ps.16,049 million attributable to the Shopping Malls segment; Ps.1,013 million to the Offices and Others segment; and Ps.726 million to the Sales and Developments segment). The significant increase in valuation in Argentine Pesos of our properties was mainly attributable to the following factors: (i) a decline of 364 basis points in the discount rate used under the discounted cash flow valuation, methodology that increases the valuation of investment properties. This decline in the discount rate was mostly due to certain macroeconomic improvements and to a lower cost of capital in Argentina, following the presidential elections in October 2015 and the agreement reached with “holdout” bondholders in April 2016; and (ii) since the end of fiscal year 2015 through the end of fiscal year 2016, the Argentine Peso depreciated by more than 65% in respect of the US dollar (from Ps.9.04 to Ps.14.99 per US dollar) and the valuation of our investment properties are stated in US dollars since most operations in the Argentine real estate market are consummated in that currency.

We held our portfolio of shopping malls during the fiscal years 2016 and 2015. In general terms, valuation of our shopping malls increased by 155.5% in fiscal year 2016, mainly as a consequence of an increase in rental prices and the impact of the Argentine peso depreciation.

Valuation of our office buildings increased by 6.0% in fiscal year 2016 compared to the previous year, mainly as consequence of the impact of depreciation of the local currency and the increase in lease prices. In addition, in fiscal year 2016 we posted a gain of Ps.908 million from the sale of offices compared to Ps.645 million in fiscal year 2015.

Gain/(loss) from disposal of farmlands

Gain from disposal of farmlands derived by the Land Transformation and Sales segment fell by 100.4%, from a gain of Ps.550 million in fiscal year 2015 to a loss of Ps.2 million in fiscal year 2016, primarily as a result of the absence of sales in fiscal year 2016 and the following transactions in the previous fiscal year:

During fiscal year 2015

●
On April 3, 2014, Cresca S.A. signed a bill of sale whereby it sells an area of 24,624 hectares located in Chaco Paraguayo. The total price was US$14.7 million paid as follows: US$1.8 million were collected upon the execution of the bill of sale; US$4.3 million upon execution of the conveyance deed; US$3.7 million on July 2015 interest-free; and US$4.9 million on July 2016 interest-free. Possession was delivered upon execution of the conveyance deed and upon the creation of a mortgage as guarantee of the remaining balance on July 14, 2014. The Company has recognized gains of Ps.19.1 million as result of this transaction.

●
On June 10, 2015, Brasilagro sold the remaining area of 27,745 hectares of Cremaq field, located in the Municipal District of Baixa Grande do Ribeiro (Piaui). The transaction price was fixed at Rs. 270 million (equivalent to Ps.694.0 million) which have already been fully collected. The Company has recognized gains of Ps.525.9 million as result of this transaction.

●
On October 17, 2013, Yuchán signed a purchase-sale agreement involving a sale subject to retention of title involving 1,643 hectares of “La Fon Fon II” for an overall amount of US$7.21 (equivalents to Ps.59). As of the date of issuance of the financial statements for fiscal year 2016, the amount of US$7.1 million has been collected, with the remaining balance amounts of US$0.12 million being payable in two installments beginning in December 2016 and ending in December 2017. Under the contract, the conveyance will be recorded with the Registry once the price has been fully paid off. On June 24, 2015, possession was granted by Yuchán. During the year 2015 the Company recognized a profit of US$2.7 (equivalents to Ps.24.6) as result of this transaction.

General and Administrative Expenses

The Company’s General and Administrative Expenses rose by 252.3%, from Ps.614 million in fiscal year 2015 to Ps.2,163 million in fiscal year 2016. This was mainly due to an increase of Ps.58 million in the Agricultural Business and to an increase of Ps.1,491 million in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the variation was attributable to the Operations Center in Israel by Ps.1,293 million and to the Operations Center in Argentina by Ps.198 million.

Agricultural Business

	Fiscal year ended June 30, 2016 (recast)
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	(120)	(4)	-	(124)
Cattle	(20)	-	-	(20)
Dairy	(4)	-	-	(4)
Sugarcane	(34)	-	-	(34)
Agricultural Rental and Services	(3)	-	-	(3)
Agricultural Production Subtotal	(181)	(4)	-	(185)
Land Transformation and Sales	(1)	-	-	(1)
Agro-industrial	(38)	-	-	(38)
Other Segments and Corporate	(91)	-	45	(46)
Subtotal Others and Corporate	(129)	-	45	(84)
Total Agricultural Business	(311)	(4)	45	(270)

	Fiscal year ended June 30, 2015 (recast)
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	(122)	(3)	-	(125)
Cattle	(13)	-	-	(13)
Dairy	(3)	-	-	(3)
Sugarcane	(20)	-	-	(20)
Agricultural Rental and Services	(1)	-	-	(1)
Agricultural Production Subtotal	(159)	(3)	-	(162)
Land Transformation and Sales	(2)	-	-	(2)
Agro-industrial	(25)	-	-	(25)
Other Segments and Corporate	(46)	-	23	(23)
Subtotal Others and Corporate	(71)	-	23	(48)
Total Agricultural Business	(232)	(3)	23	(212)

General and administrative expenses from the Agricultural Business rose by 34.1%, from Ps.232 million in fiscal year 2015 to Ps.311 million in fiscal year 2016. This was due to the following increases: Ps.7 million in the Cattle activity, Ps.1 million in the Dairy activity, Ps.14 million in the Sugarcane activity, Ps.13 million in the Agro-industrial activity, Ps.2 million in the Agricultural Rental and Services activity, and Ps.45 million in the Other Segments and Corporate activity, offset by a decline of Ps.2 million in the Crops activity and a decrease of Ps.1 million in the Land Transformation and Sales segment.

The causes for the variation were:

●
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

●
An increase in the general and administrative expenses of the subsidiary EEASA primarily attributable to the increases in the services hired for the project to implement the SAP system, consultancy fees and SOX standard testing and salary adjustments due to collective bargaining agreements.

●
An increase in expenses as result of the inflationary context.

In turn, general and administrative expenses from our joint ventures increased Ps.1 million, from Ps.3 million in fiscal year 2015 to Ps.4 million in fiscal year 2016.

Inter-segment general and administrative expenses rose by 95.7%, from Ps.23 million in fiscal year 2015 to Ps.45 million during fiscal year 2016, both attributable to Other Segments and Corporate.

Hence, according to business segment reporting and considering all our joint ventures, general and administrative expenses increased by 27.4%, from Ps.212 million in fiscal year 2015 to Ps.270 million in fiscal year 2016.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2016 (recast)
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
	(in million Ps.)
Operations Center in Argentina
Shopping Malls	(178)	-	(1)	-	(179)
Offices and Others	(24)	-	-	-	(24)
Sales and Developments	(18)	(1)	(4)	-	(23)
Hotels	(101)	-	(2)	-	(103)
International	(91)	-	-	-	(91)
Financial Operations, Corporate and Others	(134)	-	(46)	-	(180)
Total Operations Center in Argentina	(546)	(1)	(53)	-	(600)

Operations Center in Israel
Real estate	(100)	-	-	-	(100)
Supermarkets	(203)	-	-	-	(203)
Telecommunications	(708)	-	-	-	(708)
Others	(282)	-	-	-	(282)
Total Operations Center in Israel	(1,293)	-	-	-	(1,293)
Total Urban Properties and Investments Business	(1,839)	(1)	(53)	-	(1,893)

	Fiscal year ended June 30, 2015 (recast)
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
	(in million Ps.)
Shopping Malls	(135)	-	-	-	(135)
Offices and Others	(58)	-	(1)	-	(59)
Sales and Developments	(48)	(1)	(1)	-	(50)
Hotels	(77)	-	(1)	-	(78)
International	(56)	-	-	-	(56)
Financial Operations, Corporate and Others	(1)	-	(23)	-	(24)
Total Urban Properties and Investments Business	(375)	(1)	(26)	-	(402)

General and administrative expenses in the Urban Properties and Investments Business rose by 45.6%, from Ps.375 million in fiscal year 2015 to Ps.546 million in fiscal year 2016. This was mainly due to an increase of Ps.43 million in the Shopping Malls segment, an increase of Ps.24 million in the Hotels segment, an increase of Ps.35 million in the International segment, an increase of Ps.133 million in the Financial Operations, Corporate and Others segment, partially offset by declines of Ps.34 million and Ps.30 million in the Offices and Others segment and in the Sales and Developments segment, respectively.

In turn, administrative expenses in our interests in joint ventures did not exhibit changes from fiscal year 2015 to fiscal year 2016 and remained steady at Ps.1 million.

Inter-segment eliminations increased by Ps.27 million, from Ps.26 million in fiscal year 2015 to Ps.53 million in fiscal year 2016.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, administrative expenses increased by 49.3%, from Ps.402 million in fiscal year 2015 to Ps.600 million in fiscal year 2016. Administrative expenses, as a percentage of sales, in accordance with business segment reporting, and considering our joint ventures and inter-segment eliminations, rose by 15.8% in fiscal year 2015 to 18.3% in fiscal year 2016.

Operation Center in Argentina

Shopping Malls

General and administrative expenses at the Shopping Malls segment rose by 32.6%, from Ps.135 million in fiscal year 2015 to Ps.179 million in fiscal year 2016, mainly as consequence of:

●
an increase of Ps.18 million in salaries and wages, social security contributions and other payroll expenses;

●
an increase of Ps.13 million in directors’ fees; and

●
an increase of Ps.7 million in fees and compensation for services, to name but a few items.

General and administrative expenses in the Shopping Malls segment, as a percentage of revenues from the same segment, decreased slightly from 7.6% in fiscal year 2015 to 7.4% in fiscal year 2016.

Offices and Others

General and administrative expenses in our Offices and Others segment decreased by 59.3%, from Ps.59 million in fiscal year 2015 to Ps.24 million in fiscal year 2016, mainly as consequence of: (i) an increase in directors’ fees by the amount of Ps.11 million, (ii) an increase of Ps.3 million in banking expenses, and (iii) an increase in salaries, wages, social security contributions and other payroll expenses, among other items.

General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 17.7% in fiscal year 2015 to 7.1% in fiscal year 2016.

Sales and Developments

General and administrative expenses associated to our Sales and Developments segment fell by 54%, from Ps.50 million in fiscal year 2015 to Ps.23 million in fiscal year 2016, mainly as consequence of: (i) an increase in directors’ fees of Ps.12 million, (ii) an increase of Ps.6 million in maintenance, repair and service expenses, to name but a few items.

Hotels

General and administrative expenses associated to our Hotels segment rose by 32.1%, from Ps.78 million in fiscal year 2015 to Ps.103 million in fiscal year 2016, mainly as consequence of:

●
(i) an increase of Ps.12 million in salaries and wages, social security contributions and other payroll expenses; and

●
(ii) an increase of Ps.6 million in fees and compensation for services, to name but a few items.

General and administrative expenses associated to the Hotels segment, measured as a percentage of the revenues derived from this segment, shrank from 19.7% in fiscal year 2015 to 19.3% in fiscal year 2016.

International

General and administrative expenses associated to our International segment increased by Ps.35 million, from Ps.56 million in fiscal year 2015 to Ps.91 million in fiscal year 2016, mainly as a result of fees for services incurred in connection with the investment in IDBD.

Financial Operations, Corporate and Others

General and administrative expenses associated to our Financial Operations, Corporate and Others segment rose by Ps.156 million, from Ps.24 million in fiscal year 2015 to Ps.180 million in fiscal year 2016, mainly as consequence of: (i) an increase of Ps.6 million in salaries, wages, social security contributions and other payroll expenses; partially offset by (ii) a decrease of Ps.5 million in directors’ fees, (iii) an increase of Ps.25 million in fees and compensation for services, (iv) an increase of Ps.1 million in banking expenses, and (v) an increase of Ps.2 million in rentals and common maintenance expenses.

Operation Center in Israel

Real Estate

During fiscal year 2016, the general and administrative expenses in the Real Estate segment totaled Ps.100 million, which, measured as a percentage of the revenues derived from this segment, accounted for 6.5%.

Supermarkets

During fiscal year 2016, the general and administrative expenses in the Supermarkets segment totaled Ps.203 million, which, measured as a percentage of the revenues derived from this segment, accounted for 1.1%.

Telecommunications

During fiscal year 2016, the general and administrative expenses in the Telecommunications segment totaled Ps.708 million, which, measured as a percentage of the revenues derived from this segment, accounted for 10.6%.

Others

During fiscal year 2016, the general and administrative expenses in the Others segment totaled Ps.282 million, which, measured as a percentage of the revenues derived from this segment, accounted for 102.9%.

Selling expenses

The Company’s total selling expenses grew by 1,156.6%, from Ps.481 million in fiscal year 2015 to Ps.6,044 million in fiscal year 2016. This was primarily attributable to an increase of Ps.52 million in the Agricultural Business and to an increase of Ps.5,511 million in the Urban Properties and Investments Business, which is explained by the increase of Ps.69 million in the Operations Center in Argentina and the increase of Ps.5,442 million in the Operations Center in Israel.

Agricultural Business

	Fiscal year ended June 30, 2016 (recast)
Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	(209)	(5)	(2)	(216)
Cattle	(19)	-	-	(19)
Dairy	(4)	-	-	(4)
Sugarcane	(8)	-	-	(8)
Agricultural Rental and Services	(1)	-	-	(1)
Agricultural Production Subtotal	(241)	(5)	(2)	(248)
Agro-industrial	(67)	-	-	(67)
Other Segments and Corporate	(23)	-	-	(23)
Subtotal Others and Corporate	(90)	-	-	(90)
Total Agricultural Business	(331)	(5)	(2)	(338)

	Fiscal year ended June 30, 2015 (recast)
Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	(157)	(3)	(1)	(161)
Cattle	(20)	-	-	(20)
Dairy	(4)	-	-	(4)
Sugarcane	(8)	-	-	(8)
Agricultural Rental and Services	(1)	-	-	(1)
Agricultural Production Subtotal	(190)	(3)	(1)	(194)
Land Transformation and Sales	(1)	(1)	-	(2)
Agro-industrial	(77)	-	-	(77)
Other Segments and Corporate	(13)	-	-	(13)
Subtotal Others and Corporate	(90)	-	-	(90)
Total Agricultural Business	(281)	(4)	(1)	(286)

Selling expenses associated to the Agricultural Business rose by 17.8%, from Ps.281 million in fiscal year 2015 to Ps.331 million in fiscal year 2016. This was mainly due to an increase of Ps.52 million in the Crops activity and an increase of Ps.10 million in Other Segments and Corporate activity, offset by decreases of Ps.1 million in the Cattle activity, Ps.10 million in the Agro-industrial activity, and Ps.1 million in Land Transformation and Sales segment.

In turn, selling expenses from our interests in joint ventures rose by 25% from Ps.4 million in fiscal year 2015 to Ps.5 million in fiscal year 2016, in connection with our Cresca joint venture.

Inter-segment eliminations increased by Ps.1 million from fiscal year 2015 to fiscal year 2016.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, selling expenses increased by 18.2%, from Ps.286 million in fiscal year 2015 to Ps.338 million in fiscal year 2016.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2016 (recast)
Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
	(in million Ps.)
Operations Center in Argentina
Shopping Malls	(143)	(2)	-	-	(145)
Offices and Others	(8)	-	-	-	(8)
Sales and Developments	(23)	-	-	-	(23)
Hotels	(69)	-	-	-	(69)
Financial Operations, Corporate and Others	(19)	-	-	-	(19)
Total Operations Center in Argentina	(262)	(2)	-	-	(264)

Operations Center in Israel
Real estate	(29)	-	-	-	(29)
Supermarkets	(3,907)	-	-	-	(3,907)
Telecommunications	(1,493)	-	-	-	(1,493)
Others	(13)	-	-	-	(13)
Total Operations Center in Israel	(5,442)	-	-	-	(5,442)
Total Urban Properties and Investments Business	(5,704)	(2)	-	-	(5,706)

	Fiscal year ended June 30, 2015 (recast)
Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
	(in million Ps.)
Shopping Malls	(112)	(1)	-	-	(113)
Offices and Others	(21)	-	-	-	(21)
Sales and Developments	(8)	(1)	-	-	(9)
Hotels	(52)	-	-	-	(52)
Total Urban Properties and Investments Business	(193)	(2)	-	-	(195)

Selling expenses associated to the Urban Properties and Investments Business rose by 35.8%, from Ps.193 million in fiscal year 2015 to Ps.262 million in fiscal year 2016. This was mainly due to an increase of Ps.31 million in the Shopping Malls segment, an increase of Ps.15 million in the Sales and Developments segment, an increase of Ps.17 million in the Hotels segment, and an increase of Ps.19 million in the Financial Operations, Corporate and Others segment, offset by a decline of Ps.13 million in Offices and Others segment.

In turn, selling expenses in our interests in joint ventures did not exhibit changes in fiscal years 2016 and 2015.

Hence, according to business segment reporting, selling expenses experienced an increase of 35.4%, from Ps.195 million in fiscal year 2015 to Ps.264 million in fiscal year 2016. Selling expenses measured as a percentage of revenues, in accordance with segment reporting, rose slightly from 7.7% for fiscal year 2015 to 8.0% during fiscal year 2016.

Operation Center in Argentina

Shopping Malls

Selling expenses at the Shopping Malls segment increased by 28.3%, from Ps.113 million in fiscal year 2015 to Ps.145 million in fiscal year 2016, mainly as consequence of: (i) an increase of Ps.29 million in taxes, rates and contributions, mainly attributable to an increased turnover tax expense, among other items.

Selling expenses in the Shopping Malls segment as a percentage of revenues from the same segment fell from 6.4% in fiscal year 2015 to 6.0% in fiscal year 2016.

Offices and Others

Selling expenses in our Offices and Others segment decreased by 61.9%, from Ps.21 million in fiscal year 2015 to Ps.8 million in fiscal year 2016.

Selling expenses in the Offices and Others segment, measured as a percentage of the revenues derived from this segment, decreased from 6.3% in fiscal year 2015 to 2.4% in fiscal year 2016.

Sales and Developments

Selling expenses in the Sales and Developments segment rose 155.6%, from Ps.9 million in fiscal year 2015 to Ps.23 million in fiscal year 2016, mainly as consequence of an increase of Ps.18 million in taxes, rates and contributions, mainly attributable to an increased turnover tax expense.

Hotels

Selling expenses associated to our Hotels segment rose by 32.7%, from Ps.52 million in fiscal year 2015 to Ps.69 million in fiscal year 2016, mainly as consequence of:

●
an increase of Ps.6 million in taxes, rates and contributions; and

●
an increase of Ps.5 million in fees and compensation for services, among others items.

Selling expenses in our Hotels segment, measured as a percentage of the revenues derived from this segment, decreased slightly from 13.1% in fiscal year 2015 to 12.9% in fiscal year 2016.

Financial Operations, Corporate and Others

Selling expenses in the Financial Operations, Corporate and Others segment rose by Ps.19 million in fiscal year 2016 compared to fiscal year 2015.

Other operating results, net

The Company’s Other Operating results, net decreased Ps.128 million, from a gain of Ps.14 million in fiscal year 2015 to a loss of Ps.114 million in fiscal year 2016. This was mainly due to a decline of Ps.51 million in the Agricultural Business and to a decrease of Ps.77 million in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the variation was attributable to the Operations Center in Israel by Ps.32 million and to the Operations Center in Argentina by Ps.45 million.

Agricultural Business

	Fiscal year ended June 30, 2016 (recast)
Other Operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	(72)	(1)	(1)	(74)
Cattle	(2)	-	-	(2)
Sugarcane	4	-	-	4
Agricultural Production Subtotal	(70)	(1)	(1)	(72)
Agro-industrial	1	-	-	1
Other Segments and Corporate	1	-	-	1
Subtotal Others and Corporate	2	-	-	2
Total Agricultural Business	(68)	(1)	(1)	(70)

	Fiscal year ended June 30, 2015 (recast)
Other Operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million Ps.)
Crops	(7)	(1)	(1)	(9)
Cattle	(2)	(1)	-	(3)
Dairy	(1)	-	-	(1)
Sugarcane	(2)	-	-	(2)
Agricultural Production Subtotal	(12)	(2)	(1)	(15)
Land Transformation and Sales	(5)	-	-	(5)
Other Segments and Corporate	1	-	-	1
Subtotal Others and Corporate	1	-	-	1
Total Agricultural Business	(16)	(2)	(1)	(19)

Other operating results, net, associated to sales in the Agricultural Business increased from a loss of Ps.16 million in fiscal year 2015 to a loss of Ps.68 million in fiscal year 2016. This was mainly due to an increase in the loss of Ps.65 million derived from the Crops activity, partially offset by an increase of Ps.6 million in the Sugarcane activity, an increase of Ps.5 million in Land Transformation and Sales segment, and an increase of Ps.1 million in the Dairy and Agro-industrial activities.

In turn, Other operating results, net from our interests in joint ventures experienced a decrease in loss by 50%, from Ps.2 million in fiscal year 2015 to Ps.1 million in fiscal year 2016, in connection with our Cresca joint venture.

Besides, there was not variation in Inter-segment eliminations for Other operating results, net, which registered a loss of Ps.1 million in both fiscal years.

Hence, according to business segment reporting and considering all our joint ventures, other operating results, net went from a loss of Ps.19 million in fiscal year 2015 to a loss of Ps.70 million in fiscal year 2016.

Crops

Other operating results, net, in the Crops activity experienced an increase in losses for Ps.65 million, from Ps.9 million in fiscal year 2015 to Ps.74 million in fiscal year 2016, primarily as result of derivatives of Brasilagro and Cresud commodities (Ps.84 million), partially offset by the income/(loss) derived from FYO (a gain of Ps.12 million).

Sugarcane

Other operating results, net, in the Sugarcane activity increased by Ps.6 million, from a loss of Ps.2 million in fiscal year 2015 to a gain of Ps.4 million in fiscal year 2016.

Land Transformation and Sales

Other operating results, net in the Land Transformation and Sales segment in fiscal year 2016 were not associated to expenses whilst losses for these expenses in fiscal year 2015 had amounted to Ps.5 million.

The rest of the segments of the Agriculture Business did not exhibit significant changes.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2016 (recast)
Other Operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
	(in million Ps.)
Operations Center in Argentina
Shopping Malls	(61)	(2)	-	-	(63)
Offices and Others	(7)	-	1	-	(6)
Sales and Developments	(43)	5	4	-	(34)
Hotels	(2)	-	-	-	(2)
International	92	-	-	-	92
Financial Operations, Corporate and Others	1	-	-	-	1
Total Operations Center in Argentina	(20)	3	5	-	(12)

Operations Center in Israel
Real estate	(19)	-	-	-	(19)
Supermarkets	(13)	-	-	-	(13)
Total Operations Center in Israel	(32)	-	-	-	(32)
Total Urban Properties and Investments Business	(52)	3	5	-	(44)

	Fiscal year ended June 30, 2015 (recast)
Other Operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Expenses and Collective Promotion Fund	Segment reporting
	(in million Ps.)
Shopping Malls	(47)	(2)	-	-	(49)
Offices and Others	(119)	-	1	-	(118)
Sales and Developments	(14)	-	1	-	(13)
International	215	-	-	-	215
Financial Operations, Corporate and Others	(2)	-	-	-	(2)
Total Urban Properties and Investments Business	33	(2)	2	-	33

Other operating results, net in the Urban Properties and Investments Business, Operations Center in Argentina, decreased by Ps.53 million, from a profit of Ps.33 million in fiscal year 2015 to a loss of Ps.20 million in fiscal year 2016, primarily attributable to decrease of profit for Ps.112 million in the segment Offices and Others.

The effect of consolidation in our joint ventures rose by Ps.5 million primarily due to larger operating revenues in the joint ventures Baicom and Cyrsa.

Inter-segment eliminations increased by Ps.3 million, from a profit of Ps.2 million in fiscal year 2015 to a profit of Ps.5 million in fiscal year 2016.

In accordance with the details from business segment reporting and considering all our joint ventures and the inter-segment eliminations, Other operating results, net (from Operations Center in Argentina) decreased from a gain of Ps.33 million in fiscal year 2015 to a loss of Ps.12 million in fiscal year 2016.

Operation Center in Argentina

Shopping Malls

The net loss stemming from Other operating results, net in the Shopping Malls segment shrank by 28.6%, from Ps.49 million in fiscal year 2015 to Ps.63 million in fiscal year 2016, primarily as consequence of an adjustment of Ps.21 million to reflect the change in fair value of investment properties, offset by a smaller charge for lawsuits and contingencies of Ps.8 million.

The net loss stemming from other operating results, measured as percentage of revenues from the Shopping Malls segment, declined from 2.8% in fiscal year 2015 to 2.6% in fiscal year 2016.

Offices and Others

The net loss stemming from Other operating results, net associated to our Offices and Others segment decreased by Ps.112 million, from Ps.118 million in fiscal year 2015 to Ps.6 million during fiscal year 2016, primarily attributable to the expenses for conveyances of assets from IRSA to IRSA CP for Ps.110 million generated during fiscal year 2015, among other items.

Sales and Developments

The net loss stemming from Other operating results, net associated to our Sales and Developments segment declined by Ps.21 million, from a loss of Ps.13 million in fiscal year 2015 to a loss of Ps.34 million in fiscal year 2016, primarily as a consequence of the profit registered during fiscal year 2015 for the sale of our shareholding in Bitania for Ps.16 million, among other items.

Hotels

The net loss stemming from Other operating results, net associated to our Hotels segment rose by Ps.2 million recorded during fiscal year 2016, primarily attributable to an increased charge for provisions for lawsuits and contingencies.

International

Other operating results, net in this segment exhibited a decrease by Ps.123 million in net gain, from Ps.215 million in fiscal year 2015 to Ps.92 million in fiscal year 2016, primarily due to a reduction in income caused by the partial reversal of accumulated gains/(losses) from conversion. As of June 30, 2016, this reflects primarily the reversal of the gains/(losses) for conversion before the IDBD business combination whilst as of June 30, 2015, this reflects the reversal of the reserve for conversion generated at Rigby and due to the partial repayment of the company’s principal.

Financial Operations, Corporate and Others

Other operating results, net associated to our Financial Operations, Corporate and Others segment rose by Ps.3 million, from a loss of Ps.2 million in fiscal year 2015 to a gain of Ps.1 million in fiscal year 2016.

Management fees

Management fees amounted to Ps.534 million and Ps.145 million in fiscal year 2016 and 2015, respectively. This increase is attributable to the amendment to the consulting agreement that the Company entered with Consultores, which provides for the payment of a fee equivalent to 10% of our profits as advisory fees in connection with all kinds of matters related to businesses and investments, in the agricultural, real estate, financial, hotel and other sectors.

Profit from operations

As consequence of the factors explained above, the Company’s profit from operations increased by Ps.14,681 million (251.7%), from a profit of Ps.5,832 million in fiscal year 2015 to a profit of Ps.20,513 million in fiscal year 2016.

Agricultural Business

Profit from operations in the Agricultural Business decreased by Ps.153 million (31.5%), from a profit of Ps.486 million in fiscal year 2015 to a profit of Ps.333 million in fiscal year 2016.

Crops

Profit / (loss) from operations in this activity rose by Ps.442 million (181.9%), from a loss of Ps.243 million in fiscal year 2015 to a profit of Ps.199 million in fiscal year 2016.

Cattle

Profit from operations in this activity rose by Ps.72 million (146.9%), from a profit of Ps.49 million in fiscal year 2015 to a profit of Ps.121 million in fiscal year 2016.

Dairy

Profit / (loss) from operations in this activity fell by Ps.10 million (166.7%), from a profit of Ps.6 million in fiscal year 2015 to a loss of Ps.4 million in fiscal year 2016.

Sugarcane

Profit from operations in this activity rose by Ps.35 million (291.7%), from a profit of Ps.12 million in fiscal year 2015 to a profit of Ps.47 million in fiscal year 2016.

Agricultural Rental and Services

Profit from operations in this activity rose by Ps.6 million (13.6%), from a profit of Ps.44 million in fiscal year 2015 to a profit of Ps.50 million in fiscal year 2016.

Land Transformation and Sales

Profit from operations in this activity fell by Ps.655 million, from a profit of Ps.665 million in fiscal year 2015 to a profit of Ps.10 million in fiscal year 2016.

Agro-industrial

Loss from operations in this activity rose by Ps.28 million, from a loss of Ps.35 million in fiscal year 2015 to a loss of Ps.63 million in fiscal year 2016.

Other Segments and Corporate

Loss from operations in this activity rose by Ps.15 million (125.0%), from a loss of Ps.12 million in fiscal year 2015 to a loss of Ps.27 million in fiscal year 2016.

Urban Properties and Investments Business

Profit from operations in this segment rose by Ps.14,834 million (277.5%), from a profit of Ps.5,346 million in fiscal year 2015 to a profit of Ps.20,180 million in fiscal year 2016. This was mainly due to the income obtained through the Operations Center in Israel for Ps.765 million and an increase of 263.2% in the Operations Center in Argentina, from Ps.5,346 million in fiscal year 2015 to Ps.19,415 million in fiscal year 2016.

Operation Center in Argentina

Shopping Malls

Profit from operations in our Shopping Malls segment increased by 773.4%, from a profit of Ps.1,998 million in fiscal year 2015 to a profit of Ps.17,451 million in fiscal year 2016.

Profit from operations in our Shopping Malls segment, measured as a percentage of the revenues derived from this segment, went from 112.4% in fiscal year 2015 to 725.3% in fiscal year 2016.

Offices and Others

Profit from operations in our Offices and Others segment decreased by 21.6%, from a profit of Ps.1,918 million in fiscal year 2015 to a profit of Ps.1,504 million in fiscal year 2016.

Profit from operations in our Offices and Others segment, as a percentage of the revenues derived from this segment, fell from 576.0% during fiscal year 2015 to 442.4% in fiscal year 2016.

Sales and Developments

Profit from operations in our Sales and Developments segment decreased by 49.1%, from a profit of Ps.1,295 million in fiscal year 2015 to a profit of Ps.659 million in fiscal year 2016.

Profit from operations in our Sales and Developments segment, as a percentage of the revenues derived from this segment, increased from 9,250.0% in fiscal year 2015 to 21,966.7% in fiscal year 2016.

Hotels

Loss from operations in our Hotels segment decreased by 84.6% from a loss of Ps.13 million in fiscal year 2015 to a loss of Ps.2 million in fiscal year 2016.

International

Profit from operations in our International segment decreased Ps.174 million (100.0%) in fiscal year 2016 compared to the previous year.

Financial Operations, Corporate and Others

Loss from operations in our Financial Operations, Corporate and Others segment increased by 657.7%, from Ps.26 million in fiscal year 2015 to Ps.197 million in fiscal year 2016.

Share of profit/(loss) of associates and joint ventures

Share of loss of associates and joint venture increased Ps.1,132 million, from a loss of Ps.859 million in fiscal year 2015 to a profit of Ps.273 million in fiscal year 2016. Such increase was primarily attributable to:

●
a profit of Ps.123 million from the Operations Center in Israel; and a profit by Ps.987 million from the Operations Center in Argentina, mainly due to lower losses of investments from the International segment in fiscal year 2016 compared to 2015, partially offset by gains from the Financial Operations, Corporate and Others segment in both years,

●
in addition, share of profit/(loss) of joint ventures, particularly, from NPSF (Shopping Malls), Quality Invest (Offices) and Cyrsa. Puerto Retiro and Baicom Networks (Sales and Developments) experienced a 46.1% variation, from Ps.269 million in fiscal year 2015 to Ps.393 million in fiscal year 2016, primarily as result of a decline in income from our joint venture Cyrsa S.A; and

●
an increase of profit by Ps.22 million from the Agricultural Business, mainly attributable to revenues derived from the investment in Agro-Uranga (within the Crops activity).

Financial results, net

We incurred a higher financial loss, net by Ps.4,834 million, from a loss of Ps.1,290 million in fiscal year 2015 to a loss of Ps.6,124 million in fiscal year 2016. This was primarily attributable to:

●
a higher loss of Ps.2,721 million in foreign exchange, net in fiscal year 2016;

●
a higher loss of Ps.1,264 million in net financial interest recorded in fiscal year 2016;

●
a higher loss of Ps.1,422 million stemming from the fair value measurement of financial assets in fiscal year 2016;

●
slightly offset by gains of Ps.1,173 million stemming from derivative financial instruments in fiscal year 2016.

Our financial losses, net in fiscal year 2016 were primarily attributable to (i) an increase in financial losses stemming from the consolidation of IDBD for Ps.3,037 million; (ii) a Ps.3,249 million loss stemming from foreign exchange, primarily as a result of the depreciation sustained by the foreign exchange rate, without IDBD’s results; (iii) a Ps.1,246 million loss stemming from interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates, without IDBD’s results; (iv) a gain of Ps.662 million primarily attributable to the fair value measurement of financial assets, without IDBD’s results; and (v) a gain of Ps.1,138 million attributable to derivative financial instruments (except commodities), whitout IDBD’s results.

There was a 65.5% variation in the U.S. dollar buying rate during fiscal year 2016 (which increased from Ps.9.088 on June 30, 2015 to Ps.15.040 on June 30, 2016) as compared to the previous fiscal year, when the U.S. dollar quotation had experienced a less significant variation of 11.7% (from Ps.8.133 on June 30, 2014 to Ps.9.088 on June 30, 2015).

Income tax

Our income tax expense increased Ps.4,437 million, from a loss of Ps.1,396 million in fiscal year 2015 to a loss of Ps.5,833 million in fiscal year 2016. The Company recognizes the income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements.

For purposes of determining the deferred assets and liabilities and according to the legal provisions enacted as of the date of issuance of the financial statements for fiscal year 2016, a tax rate has been applied to the identified temporary differences and tax losses, which is that expected to be in force at the time of their reversion or use.

Profit for the Fiscal Year

Due to the above mentioned factors, our profit for the fiscal year increased by Ps.6,875 million (306.5%), from a net profit of Ps.2,243 million in fiscal year 2015 to a net profit of Ps.9,118 million in fiscal year 2016. Profit for fiscal years 2016 and 2015 is attributable to the controlling company’s shareholders and non-controlling interest, as per the following detail:

●
Profit for the fiscal year attributable to the controlling company’s shareholders went from a profit of Ps.954 million in fiscal year 2015 to a profit of Ps.5,167 million in fiscal year 2016; and

●
The non-controlling interest in controlled companies went from a profit of Ps. 1,289 million in fiscal year 2015 to a profit of Ps. 3,951 million in fiscal year 2016, primarily due to the consolidation of our subsidiary IDBD.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our main sources of liquidity have historically been:

●
cash generated by operations;

●
cash generated by our issuance of common shares and non-convertible notes;

●
cash proceeds from borrowings (including cash from bank loans and overdrafts) and financing arrangements (including cash from the exercise of warrants); and

●
cash proceeds from sale of investment and trading properties and property, plant and equipment (including cash proceeds from the sale of farmlands).

Our main cash requirements or uses (other than in connection with our operating activities) have historically been:

●
acquisition of subsidiaries and non-controlling interest in subsidiaries;

●
acquisition of interest in associates and joint ventures;

●
capital contributions to associates and joint ventures;

●
capital expenditures in property, plant and equipment (including acquisitions of farmlands) and investment and trading properties;

●
payments of short-term and long-term debt and payment of the related interest expense; and

●
payment of dividends.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from operating activities, sales of investment properties, trading properties and farms, obtained bank borrowings, long-term debts incurred and capital funding.

Cash Flows

The table below shows our cash flow for the fiscal years ended June 30, 2017, 2016 and 2015:

	For the fiscal year ended June 30,
	2017	2016	2015
	(in millions of Pesos)

Net cash generated from operating activities	9,241	4,080	512
Net cash (used in) / generated from investing activities	(2,415)	8,627	855
Net cash generated from / (used in) financing activities	1,910	(4,495)	(1,777)
Net increase(decrease) in cash and cash equivalents	8,736	8,212	(410)

As of June 30, 2017, we had positive working capital of Ps.17,169 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2017, in our Agricultural business, we had negative working capital of Ps.1,701 million (calculated as current assets less current liabilities as of such date), whose treatment is being considered by the Board of Directors and the respective Management.

As of June 30, 2017, in our Urban Properties and Investments Business, our Operation Center in Argentina had positive working capital of Ps.3,872 million and our Operations Center in Israel had positive working capital of Ps.14,998 million, resulting in a consolidated positive working capital of Ps.18,870 million (calculated as current assets less current liabilities as of such date.

At the same date, our Agricultural Business had cash and cash equivalents of Ps.509 million while our Operations Center in Argentina had cash and cash equivalents of Ps.2,041 million while our Operations Center in Israel had cash and cash equivalents of Ps.22,813 million, totaling consolidated cash and cash equivalents for Ps.25,363 million.

At the same date, our Operations Center in Argentina had cash and cash equivalents of Ps.2,041 million while our Operations Center in Israel had cash and cash equivalents of Ps.22,813 million, totaling consolidated cash and cash equivalents for Ps.24,854 million.

IDBD is subject to certain restrictions and financial covenants in relation to its financial debt, including its notes and loans from banks and financial institutions. As concerns IDBD’s financial position, flow of funds and capacity to discharge its financial debt commitments, it should be noted that:

●
From September 2016, following the sale of Adama and the increased value recorded by its subsidiaries in the market, IDBD believes it will be able to secure financing in the market or refinance its debts. In this regard, IDBD has recently completed successful placements of debt. Moreover, it made early repayments of its financial debt and has managed to renegotiate the financial restrictions related to its debt.

●
DIC declared dividends and IDBD received approximately NIS 271 million (equivalent to approximately Ps.1,219 million), net of the exercise of warrants.

●
In February 2017, Standard & Poor’s Maalot (S&P Maalot) upgraded the rating of IDBD’s notes from CCC to BB. Subsequently, in July 2017, S&P Maalot upgraded IDBD’s rating again to BBB with a stable outlook.

●
IDBD sold part of its interest in Clal and entered into a swap agreement for its future sale.

For the reasons explained above, IDBD understands that it has sufficient resources to continue doing business for at least 12 months after the date of these consolidated financial statements.

IDBD’s Board of Directors has cash flow projections for 24 months until June 30, 2019 that assume that IDBD will receive, cash from the realization of private investments directly held by IDBD. Therefore, IDBD expects to satisfy all its obligations until the end of the second quarter of 2019. Although the materialization of these plans does not depend entirely on factors within its control, IDBD estimates that it will be successful in the consummation of these or other plans.

Based on the foregoing, IDBD’s management believes that at present there are no material uncertainties regarding its capacity to operate as a going concern, in light of IDBD’s current financial position, as it is capable of satisfying its financial commitments as and when due, and its ability to carry its business plan into execution.

Notwithstanding the foregoing, IDBD expects to discharge financial liabilities for NIS 1,413 million (equivalent to approximately Ps.6,641 million as of the date of these consolidated financial statements) in November 2019. Payment of these liabilities could be affected by factors beyond IDBD’s control, including IDBD’s capacity to implement its plan to sell its interest in Clal, taking into account the mechanism determined by the Commissioner, the requirements of the Concentration Law, and IDBD’s capacity to deal with the implications of the Concentration Law and to satisfy the specific requirements imposed on it regarding the control of companies through a pyramidal structure.

IDBD expects that the consideration to be received for the sale of Clal, according to the mechanism imposed by the Commissioner (i.e., the sale in tranches of 5% each every four months), to the extent it is implemented, will be low or even significantly low as compared to a sale in bulk of Clal’s controlling stake. However, the Company believes that, even if it continued selling Clal’s shares according to the Commissioner’s mechanism, it would have additional cash flow available to satisfy its commitments in November 2019. In the opinion of IDBD’s management, IDBD will be able to address its commitments in due time and continue doing business.

It should be noted that the financial position of IDBD any and its subsidiaries in the operations center in Israel does not adversely affect IRSA´s cash flows to satisfy the debts of IRSA.

Moreover, the commitments and other restrictions resulting from IDBD’s indebtedness have no effects on IRSA, as it qualifies as non-recourse debt against IRSA, and IRSA has not given its assets as collateral for such debt either.

Net cash provided by operating activities

Fiscal Year ended June 30, 2017 and 2016.

Net cash provided by operating activities increased from a net cash inflow of Ps.4,080 million during fiscal year ended June 30, 2016 to a net cash inflow of Ps.9,241 million during fiscal year ended June 30, 2017. Net cash provided by discontinued operating activities increased from a net cash inflow of Ps.77 million during fiscal year ended June 30, 2016 to a net cash inflow of Ps.322 million during fiscal year ended June 30, 2017. Net cash provided by continuing operating activities increased from a net cash inflow of Ps.4,003 million during fiscal year ended June 30, 2016 to a net cash inflow of Ps.8,919 million during fiscal year ended June 30, 2017, mainly due cash inflows related to a decrease in biological assets of Ps.1,101 million, increase in trade and other payables of Ps.1,437 million; partially offset by cash inflows related to an increase in trade and other receivables Ps.1,177 million during fiscal year ended June 30, 2017 compared to fiscal year ended June 30, 2016.

Our operating activities resulted in net cash inflows of Ps.9,241 million for the fiscal year ended on June 30, 2017, mainly due to operating gains of Ps.8,555 million, provided by continuing operating gains of Ps.11,573 million, partially offset by discontinued operating loss of Ps.2,696 million. An increase of Ps.1,886 million in trade and other payables, a decrease of Ps.1,236 million in biological assets, a decrease in trading properties of Ps.510 million and an increase of Ps.204 million in payroll and social security liabilities, an increase in inventories of Ps.431 million, partially offset by the income tax paid of Ps.968 million, an increase in derivative financial instruments of Ps.91 million, and an increase of Ps.1,829 million in trade and other receivables.

Fiscal Year ended June 30, 2016 and 2015.

Net cash provided by operating activities increased from a net cash inflow of Ps.512 million during fiscal year ended June 30, 2015 to a net cash inflow of Ps.4,080 million during fiscal year ended June 30, 2016. Net cash provided by discontinued operating activities increased from a net cash inflow of Ps.77 million during fiscal year ended June 30, 2016. Net cash provided by continuing operating activities increased from a net cash inflow of Ps.512 million during fiscal year ended June 30, 2015 to a net cash inflow of Ps.4,003 million during fiscal year ended June 30, 2016, mainly due cash inflows related to a decrease in biological assets of Ps.20 million, increase in trade and other payables of Ps.229 million; partially offset by cash inflows related to an increase in trade and other receivables of Ps.258 million, and decrease in trading properties of Ps.202 million, during fiscal year ended June 30, 2016 compared to fiscal year ended June 30, 2015.

Our operating activities resulted in net cash inflows of Ps.4,080 million for the fiscal year ended on June 30, 2016, mainly due to operating gains of Ps.5,057 million, provided by continuing operating gains of Ps.5,501 million, partially offset by discontinued operating loss of Ps.364 million. An increase of Ps.709 million in trade and other payables, a decrease of Ps.135 million in biological assets, a decrease in trading properties of Ps.202 million and an increase of Ps.52 million in payroll and social security liabilities, an increase in inventories of Ps.114 million, partially offset by the income tax paid of Ps.811 million, a decreased in derivative financial instruments of Ps.46 million, and an increase of Ps.392 million in trade and other receivables.

Net cash used in investing activities

Fiscal Year ended June 30, 2017 and 2016.

Net cash used in investing activities decreased from a net cash inflow of Ps.8,627 million during fiscal year ended on June 30, 2016 to a net cash outflow of Ps.2,415 million during fiscal year ended on June 30, 2017. Net cash used in continuing investing activities decreased from a net cash inflow of Ps.8,173 million during fiscal year ended on June 30, 2016 to a net cash outflow of Ps.6,358 million during fiscal year ended on June 30, 2017. This variation was mainly due to a decrease in cash incorporated by business combination of Ps.9,193 million, a decrease in disposals of investments in financial instruments of Ps.7,340 million, a decrease in acquisition of property, plant and equipment for Ps.2,511 million, an increase in acquisition of investment properties for Ps.1,966 and a decrease in proceeds from sales of investment properties for Ps.1.103. While, net cash generated from discontinued investing activities increased from a net cash inflow of Ps.454 million during fiscal year ended on June 30, 2016 to a net cash inflow of Ps.3,943 million during fiscal year ended on June 30, 2017.

Our investing activities resulted in net cash outflows of Ps.2,415 million for the fiscal year ended on June 30, 2017. Discontinued investing activities resulted in net cash inflows of Ps.3,943 million. While, our continuing investing activities resulted in net cash outflows of Ps.6,358 million, mainly due cash outflows related to the acquisition of investments in financial instruments, acquisition of property, plant and equipment, and acquisition of investment properties of Ps.6,317 million, Ps.3,646 million, and Ps.2,854 million, respectively; partially offset by cash inflows related to disposals of investments in financial instruments of Ps.6,789 million.

Fiscal Year ended June 30, 2016 and 2015.

Net cash generated from investing activities increased from a net cash inflow of Ps.855 million during fiscal year ended on June 30, 2015 to a net cash inflow of Ps.8,627 million during fiscal year ended on June 30, 2016. Net cash generated from continuing investing activities increased from a net cash inflow of Ps.855 million during fiscal year ended on June 30, 2015 to a net cash inflow of Ps.8,173 million during fiscal year endedon June 30, 2016. This variation was mainly due to an increase in disposals of investments in financial instruments of Ps.9,642 million, an increase of cash incorporated by business combination of Ps.9,193 million, and a decrease in the outflows of acquisition of interest in joint ventures and associates of Ps.1,242 million; this increase was partially offset by an increase in the outflows of acquisition of investments in financial instrument, acquisition of property, plant and equipment, loans granted to joint ventures and associates of Ps.8,903, Ps.896, Ps.852, respectively; and a decreased of proceeds from sales of investment properties of Ps.1,053 million. While, net cash generated from discontinued investing activities increased a net cash inflow of Ps.454 million during fiscal year ended on June 30, 2016.

Our investing activities resulted in net cash outflows of Ps.8,627 million for the fiscal year ended on June 30, 2016. Discontinued investing activities resulted in net cash inflows of Ps.454 million. While, our continuing investing activities resulted in net cash inflows of Ps.8,173 million, mainly due cash inflows related to the disposals of investments in financial instruments, cash incorporated by business combination, proceeds from sales of investment properties of Ps.14,129 million, Ps.9,193 million, and Ps.1,394 million, respectively; partially offset by cash outflows related to acquisition of investments in financial instruments, acquisition of property, plant and equipment, and acquisition of investment properties of Ps.13,513 million, Ps.1,135 million, and Ps.888 million, respectively.

Net cash used in financing activities

Fiscal Year ended June 30, 2017 and 2016.

Net cash used in financing activities increased from a net cash outflow of Ps.4,495 million during fiscal year ended June 30, 2016 to a net cash inflow of Ps.1,910 million during fiscal year ended June 30, 2017. Net cash used in continuing financing activities increased from a net cash outflow of Ps.3,996 million during fiscal year ended June 30, 2016 to a net cash inflow of Ps.2,749 million, during fiscal year ended on June 30, 2017. This variation was mainly due to an increase of Ps.12,423 million in issuance of non-convertible notes, an increase in sale of equity interest in subsidiaries to non-controlling interest of Ps.2,652 million, an increase of Ps.2,112 million in issuance of capital, and an increase in borrowings for Ps.1,874; the decrease was partially offset by an due to an increase cash outflows associated with repayment of borrowings of Ps.4,705 million, dividends paid of Ps.2,371 million, interest paid of Ps.2,220 million, proceeds from derivative financial instruments of Ps.1,934, and repayment of non-convertible notes of Ps.1,658 during fiscal year ended June 30, 2017 compared to fiscal year ended June 30, 2016. While, net cash generated from discontinued financing activities increased from a net cash outflow of Ps.499 million during fiscal year ended on June 30, 2016 to a net cash outflow of Ps.839 million during fiscal year ended on June 30, 2017.

Our financing activities resulted in net cash inflows of Ps.1,910 million for the fiscal year ended on June 30, 2017. Discontinued financing activities resulted in net cash outflows of Ps.839 million. Continuing financing activities resulted in net cash inflows of Ps.2,749 million, mainly due cash inflows related to Issuance of non-convertible notes, borrowings, sale of equity interest in subsidiaries to non-controlling interest and issuance of capital for Ps.20,435 million, Ps.9,061 million, Ps.2,738 million and Ps.2,112 million, respectively; partially offset by cash outflows Repayment of borrowings for Ps.15,656 million, repayment of non-convertible notes s for Ps.5,949 million, interest paid for Ps.5,918 million, dividends paid for Ps.2,610 million, and acquisition of non-controlling interest in subsidiaries for Ps.1,128 million.

Fiscal Year ended June 30, 2016 and 2015.

Net cash used in financing activities increased from a net cash outflow of Ps.1,777 million during fiscal year ended June 30, 2015 to a net cash outflow of Ps.4,495 million during fiscal year ended June 30, 2016. Net cash used in discontinued financing activities increased from a net cash outflow of Ps.499 million during fiscal year ended June 30, 2016. Net cash used in continuing financing activities increased from a net cash outflow of Ps.1,777 million during fiscal year ended June 30, 2015 to a net cash outflow of Ps.3,996 million, mainly due to an increase from a net cash outflow of Ps.9,501 million in repayment of borrowings, an increase of Ps.3,219 million in repayment of non-convertible notes, an increase in interest paid of Ps.2,899 million, an increase of Ps.1,160 million in acquisition of non-controlling interest in subsidiaries; partially offset by anincrease in the cash arising from issuance of non-convertible notes of Ps.7,319 million, an increase in borrowings of Ps.5,689 million, and an increased of Ps.2,091 million in proceeds from derivative financial instruments, during fiscal year ended June 30, 2016 compared to fiscal year ended June 30, 2015.

Our financing activities resulted in net cash outflows of Ps.4,495 million for the fiscal year ended on June 30, 2016. Discontinued financing activities resulted in net cash outflows of Ps.499 million. While, our continuing financing investing activities resulted in net cash outflows of Ps.3,996 million, mainly due cash outflows related to repayment of borrowings of Ps.10,951, repayment of non-convertible notes and interest paid of Ps.4,291 million, and Ps.3,698 million, respectively; partially offset by cash inflows associated with the issuance of non-convertible notes of Ps.8,012 million, borrowings taking from financial entities of Ps.7,187 million.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2017:

	Currency	Anual Average Interest Rate	Nominal value
	(in million Ps.)
Agricultural business
Cresud ´s Series XIV Notes	US$	1.50%	64
Cresud ´s Series XVI Notes	US$	1.50%	218
Cresud ´s Series XVIII Notes	US$	4.00%	68
Cresud ´s Series XIX Notes	Ps.	27.50%	187
Cresud ´s Series XX Notes	US$	2.50%	18
Cresud ´s Series XXI Notes	Ps.	Badlar + 375 bp.	192
Cresud ´s Series XXII Notes	US$	4.00%	44
Bank loans	US$	Libor + 300 bp. or 6% (the higher)	30
Bank loans	US$	2.00%	20
Bank loans	US$	5.60%	80
Bank loans	Ps.	Rate Survey PF 30-59 days	40
Bank loans	Ps.	Libor 6M + 300 bp. or 6% (the higher)	15
Bank loans	US$	2.10%	23
Bank loans	US$	2.25%	5
Bank loans	US$	1.70%	3
Bank loans	US$	23.00%	50
Bank loans	US$	3.50%	15
Bank loans	US$	2.45%	20
Bank loans	US$	1.65%	6
Bank loans	US$	1.30%	17
Bank loans	US$	5.00%	10
Bank loans	US$	2.5%	3
Bank loans	US$	4.8%	2
Bank loans	Bol.	6.00%	6

Operation Center in Argentina	Currency	Annual Average Interest Rate	Nominal value (in million at the inssuance currency)	Book value (in million Ps.)
IRSA CP’s 2023 Notes	US$	8.75%	360	5,991
IRSA’s 2020 Notes	US$	11.50%	71	1,239
IRSA’s 2019 Notes	Ps.	Badlar + 299ptos	384	387
IRSA’s 2019 Notes	US$	7.00%	184	3,041
Intercompany loan with Cyrsa	Ps.	Badlar	7	5
Bank loans – ICBC	US$	5.95%	50	825
Financial Leases	US$	from 3.20% to 14.40%	-	4
Bank loans	Ps.	21.20%	125	126
Bank loans	Ps.	26.50%	5	2
Intercompany with Equity Investee NPSF	Ps.	Badlar 8.5%	6	3
Bank loans and others	Ps.	15.25%	1	-
Bank loans and others	Ps.	29.02%	3	2
AABE Debt	Ps.	Libor	44	67
Seller financing	US$	N/A	2	39
Seller financing	US$	3.50%	5	96
Bank overdrafts	Ps.	from 25.00% to 28.75%		77
Operation Center in Israel
Non-convertible Notes IDBD Serie G	NIS	4.50%	267	1,406
Non-convertible Notes IDBD Serie I	NIS	4.95%	1,013	4,058
Non-convertible Notes IDBD Serie J	NIS	6.60%	206	930
Non-convertible Notes IDBD Serie K	NIS	4.84%	86	404
Non-convertible Notes IDBD Serie L	NIS	7.58%	384	1,811
Non-convertible Notes IDBD Serie M	NIS	8.08%	924	4,323
Non-convertible Notes DIC Serie D	NIS	5.00%	103	-
Non-convertible Notes DIC Serie F	NIS	4.95%	3,466	16,432
Non-convertible Notes DIC Serie H	NIS	4.45%	93	510
Non-convertible Notes DIC Serie I	NIS	6.70%	220	1,030
Non-convertible Notes Shufersal Serie B	NIS	5.20%	95	577
Non-convertible Notes Shufersal Serie D	NIS	2.99%	384	1,808
Non-convertible Notes Shufersal Serie E	NIS	5.09%	827	4,159
Non-convertible Notes Shufersal Serie F	NIS	4.30%	918	4,665
Non-convertible Notes Cellcom Serie D	NIS	5.19%	300	1,731
Non-convertible Notes Cellcom Serie F	NIS	4.60%	643	3,296
Non-convertible Notes Cellcom Serie G	NIS	6.99%	228	1,169
Non-convertible Notes Cellcom Serie H	NIS	1.98%	950	4,317
Non-convertible Notes Cellcom Serie I	NIS	4.14%	804	3,821
Non-convertible Notes Cellcom Serie J	NIS	2.62%	103	491
Non-convertible Notes Cellcom Serie K	NIS	3.75%	304	1,445
Non-convertible Notes PBC Serie C	NIS	5.00%	275	1,616
Non-convertible Notes PBC Serie D	NIS	4.95%	1,317	8,085
Non-convertible Notes PBC Serie F	NIS	4.95%	866	4,535
Non-convertible Notes PBC Serie G	NIS	7.05%	595	3,288
Non-convertible Notes PBC Serie H	NIS	4.55%	102	487
Non-convertible Notes PBC Serie I	NIS	4.75%	932	4,502
Non-convertible Notes PBC Gav-Yam Serie E	NIS	4.55%	141	832
Non-convertible Notes PBC Gav-Yam Serie F	NIS	4.75%	1,887	12,346
Non-convertible Notes PBC Gav-Yam Serie G	NIS	6.41%	107	528
Non-convertible Notes PBC Ispro Serie B	NIS	5.40%	204	1,254
Non-convertible Notes PBC Gav-Yam Serie A	NIS	3.19%	400	1,903
Bank loans and others	NIS	Prime + 1.30%	83	372
Bank loans and others	NIS	Prime + 1.00%	13	55
Bank loans and others	NIS	Prime + 0.65%	7	32
Bank loans and others	NIS	6.90%	164	783
Bank loans and others	NIS	5.39%	9	43
Bank loans and others	NIS	2.12%	56	253
Bank loans and others	NIS	5.90%	55	248
Bank loans and others	NIS	2.20%	55	238
Bank loans and others	NIS	4.95%	-	2
Bank loans and others	NIS	4.95%	-	2
Bank loans and others	NIS	4.75%	-	1
Bank loans and others	NIS	4.40%	-	1
Bank loans and others	NIS	3.25%	-	2
Bank loans and others	NIS	4.60%	400	1,917
Bank loans and others	NIS	4.90%	140	677
Bank loans and others	NIS	1.97%	31	150
Bank loans and others	NIS	2.65%	83	385
Bank loans and others	NIS	3.07%	14	70
Bank loans and others	NIS	1.55%	44	222
Bank loans and others	NIS	1.73%	43	270
Bank loans and others	NIS	1.87%	92	436
Bank loans and others	NIS	1.77%	71	339
Bank loans and others	NIS	1.87%	45	220
Bank loans and others	NIS	1.86%	36	172
Bank loans and others	NIS	1.88%	93	448
Bank loans and others	NIS	1.26%	325	1,551
Bank loans and others	NIS	1.57%	17	82
Bank loans and others	NIS	2.14%	50	231
Bank loans and others	NIS	2.35%	1	5
Bank loans and others	NIS	2.89%	4	19
Bank loans and others	NIS	2.95%	4	19
Bank loans and others	US$	5.57%	-	1,022
Bank loans and others	US$	7.00%	-	715
Non-recourse loan	US$	from 4.07% to 5.91%	400	7,025
Others	NIS	from 0.98% to 3.34%	347	1,655
Bank overdrafts	NIS	3.5%	-	14

	Agricultural business	Urban properties and investments
	Operations Center in Argentina		Operations Center in Israel	Total	Total

Less than 1 year	3,218	673	19,252	19,925	23,143
More than 1 and up to 2 years	1,482	211	14,145	14,356	15,838
More than 2 and up to 3 years	476	3,605	11,400	15,005	15,481
More than 3 and up to 4 years	474	1,379	10,558	11,937	12,411
More than 4 and up to 5 years	119	222	10,520	10,742	10,861
More than 5 years	-	5,886	51,560	57,446	57,446
	5,769	11,976	117,435	129,411	135,180

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

●
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

On September 8, 2016, IRSA issued Series VII and VIII Notes for an aggregate amount of US$210 million:

a)
Series VII Notes for a principal amount of Ps.384.2 million at BADLAR plus 299 bps due on September 9, 2019.

b)
Series VIII Notes for a principal amount of US$184.5 million at a fixed rate of 7% due on September 9, 2019.

The proceeds were mainly used to repay preexisting debt.

On September 12, 2017, IRSA CP issued the Series IV Notes, for US$140,000,000, bearing a fixed interest rate of 5.00%, which matures on September 14, 2019. For more information, please see “Recent developments - Issue of Series IV Notes”

Operations Center in Israel

IDBD is subject to certain restrictions and financial covenants in relation to its financial debt, including its notes and loans from banks and financial institutions. For more information regarding IDBD’s restrictions and financial covenants please see “B. Liquidity and Capital Resources.”

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology, in our agricultural business, amounted to Ps.48, Ps.10 and Ps.10 million for fiscal years 2017, 2016 and 2015 respectively. Our total technology investments aimed to increase the productivity of purchased land have amounted to Ps.503 million since fiscal year 1995.

We reach our objectives within this area through the implementation of domestic and international technological development projects focusing mainly on:

●	Quality and productivity improvement.
●	Increase in appreciation value of land through the development of marginal areas.
●
Increase in the quality of food in order to achieve global food safety standards. We aim to implement and perform according to official and private quality protocols that allow us to comply with the requirements of our present and future clients. Regarding official regulations, in 2003 we implemented the Servicio Nacional de Sanidad y Calidad Agroalimentaria law on animal identificationfor livestock in six farms. Simultaneously, in 2004 we implemented Global GAP Protocols (formerly EurepGap) with the objective of complying with European Union food safety standards and as a mean for continuous improvement of the internal management and system production of our farms. Our challenge is to achieve global quality standards.

●
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

●
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

A substantial part of Cellcom’s operations are subject to the Communications Law, regulations enacted by the Ministry of Communications, and the provisions of the licenses granted to Cellcom by the Minister of Communications. Cellcom’s activities which include providing cellular service, landline, international telephone services and internet access, and infrastructure services are subject to licensing. For more information, please see “Legal framework – Operations Center in Israel.”

D. TREND INFORMATION

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” global GDP expanded by 3.1% in 2016, slightly below the projections mainly as a result of a strong decline in activity during the last quarter in the year. World growth is expected to reach 3.5% in 2017 and 3.6% in 2018. In 2017 and 2018, growth in advanced economies is expected to remain steady at about 2%, driven by the growth in the United States of 2.3%, and in the Euro area, of 1.7%.

Emerging economies continue facing challenges as regards the inflow of foreign capital. Countries which are more flexible in terms of foreign exchange responded better to the global flow of capital than in previous decelerations.

The IMF’s Primary Commodities Price Index increased by 15 percent between August 2016 and February 2017. Mainly, oil exhibited a sustained negative trend until reaching a historical low in February 2016, and it is expected to growth in a percentage close to 28.9%. Soybean prices have remained broadly unchanged on account of continued strength in animal protein demand countering favorable supply conditions.

With the uptick in commodity prices, a broadbased increase in headline inflation rates is projected in both advanced and emerging market and developing economies. In nearly all advanced economies, inflation rates are expected to be higher in 2017 than in 2016. For the advanced group as a whole, inflation is forecast to be 2.0 percent in 2017, up from 0.8 percent in 2016, and to stabilize at about that level over the next few years. Inflation in emerging market and developing economies (excluding Argentina and Venezuela) is projected to rise to 4.7 percent in 2017 from 4.4 percent last year, mostly reflecting higher commodity prices.

Argentine macroeconomic context

On April, 2017, IMF published its growth projection for 2017 and 2018 for 2.2% and 2.3%, increase of the GDP, respectively. This projection was due to stronger consumption and public investment, and reflects the gradual rebound of private investment and exports.

Shopping mall and supermarket sales reached a total Ps.5,249.6 million in June 2017, which represents a 11.3% increase as compared to the same period last year. Accumulated sales for the first six months of the year totaled Ps.26,351 million, representing a 12.8% increase as compared to the same period last year.

The INDEC reports that, as of June 2017, industrial activity in Argentina increased by 6.6% as compared to the same month in 2016. Textile industry accumulated a 4.0% decline during the first six months of the year as compared to the same period last year.

Regarding the balance of payments, in the first quarter of 2017 the current account deficit reached US$6,871 million, with US$3,715 million allocated to the goods and services trade balance, and US$3,676 million to the net primary income, and US$520 million to the net secondary income.

During the first quarter of 2017, the financial account showed net income of US$6,556 million, accentuating the net indebtedness of same quarter of the previous year, for which US $ 4,872 million were estimated. As a result of the Balance transactions, the stock of international reserves increased by US$11,535 million during the first quarter of 2017.

Total gross external debt stock at the end of March 2017 is estimated at US$204,509 million, with an increase of US $ 16,293 million, 8.7% compared to the previous quarter and US $ 28,237 million, 16.0% compared to March 2016. 62.8% of the debt corresponds to the Government; 6.6% to the BCRA; 16.6% to non-financial corporations and households, 11.1% to direct investment between related companies, 2.2% to deposit-taking companies and 0.8% to other financial companies. The financial sector debt excluding the Central Bank increased by US$493 million during the first quarter of 2017, reaching a total of US$4,453 million.

In local financial markets, the Private Badlar rate in Pesos ranged from 18% to 27% in the period from July 2016 to June 2017, averaging 20% in June 2017 against 29% in June 2016. As of June 30, 2016, the seller exchange rate was of Ps.16.63 pesos per US$1.00. As of June 30, 2017, Argentina’s country risk decreased by 86 basis points in year-on-year terms, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 432 basis points in June 2017, compared to the 289 basis points paid by Brazil and 193 basis points paid by Mexico.

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

During the 2016/2017 crop season, soybean production was over 58 million tons, an increase of 2% as compared to the previous season.

Corn production reached 41 million tons, 41% higher than in the previous year.

The policies implemented by the new government ever since taking office have led to better projections for the agricultural industry. Mainly, the strong devaluation of the peso and tax reductions on exports have improved the situation of agricultural growers. Withholding taxes on corn and wheat have been fully eliminated, whereas withholding taxes on soybean have been lowered by 5% (to 30% down from 35%).

Cattle

As reported by SENASA, with an aggregate stock of 53,353,787 heads as of March 31, 2017, the cattle stock has increased by 1.4% as compared to the same period of the previous year. For the fourth year in a row, the cattle stock surpassed 51 million heads.

As reported by the Argentine Chamber of Beef Commerce and Industry (Cámara de la Industria y Comercio de Carnes y Derivados de la República Argentina, “Ciccra”), consumption of cattle beef per capita was 58.4 kilograms per year on average for the first quarter of 2017, accounting for a year-on-year increase of 3.5%. Domestic consumption accounts for 92.6% of production, representing a year-on-year increase of 1.07%.

Milk Sector

The United States Department of Agriculture projects that milk production in Argentina for 2017 will be 10.7 million tons, lower than in the previous year. However, farmers expect to increase production, as prices have risen 59% as compared to the previous year. Yet, production costs continue to pose challenges, as many farmers operate at negative margins due to the high inflation rates.

The challenge faced by the industry scenario, coupled with unfavorable weather conditions in the sector would imply that the most efficient producers will remain in business, causing production per cow to increase.

Evolution of Shopping Malls in Argentina

At June 2017, the Consumer Confidence Index (CCI) showed a 1.2% decline as compared to June 2016, and a 23.4% decrease as compared to June 2015. Sales in Shopping Mall Properties in May 2017 reached a total amount of Ps.4,572 million, which represented a 12.3% increase compared to the same month in 2016. Accumulated sales for the first five months of the year totaled Ps.21,101 million and reached a 13.2% percent variation compared to the same period the previous year.

Evolution of Offices in Argentina

According to Colliers International, as of March 2017, the A+ and A office inventory increased as compared to 2016, at 1,757,659 sqm. In terms of rental availability, there was a 0.3% increase in the vacancy rate to 4.5% during the second quarter of 2017 compared to the same period the previous year. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values. According to the market segments, class A properties show a vacancy rate of 8.6% for the entire stock, while A+ properties buildings show a vacancy rate of 4.5%.

Compared to the previous quarter, a 3.3% increase was recorded (from US$24.3 per square meter to US$25.1 per square meter). Within this slight increase there was a 0.3% decrease in rental prices for A+ properties (US$28.8 per square meter in the first quarter of 2017 against US$28.7 per square meter in the fourth quarter of 2016) and a 1.2% decrease in rental prices for A properties (US$23.6 per square meter in the first quarter of 2017 against US$23.3 per square meter in the fourth quarter).

Evolution of the Hotel industry in Argentina

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at May 2017, stays at hotel and parahotel establishments were estimated at 2.8 million, 10.5% higher than the same month the previous year. Stays by resident and nonresident travelers increased by 10.3% and 11.3%, respectively. Total travelers who stayed at hotels during May were 1.3 million, a 9.9% increase compared to the same month the previous year. The number of resident and nonresident travelers rose by 10.0% and 9.6%, respectively. The 1.1 million resident travelers represented 81.0% of the total number of travelers who stayed at hotels. The Room Occupancy Rate in April was 35.3%, showing a slight decline compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 25.2%, which represents a slight decrease compared to May 2016.

Israeli macroeconomic context

The year 2016 was characterized by improvement in the economic parameters in Israel, alongside an increase in growth to a level of approximately 4.0% (as compared with approximately 2.5% in 2015), and very low unemployment of approximately 4.3% (as compared with approximately 5.3% in 2015). Growth per capita amounted in 2016 to approximately 2.3%. At the end of December 2016, the Bank of Israel updated the macro-economic forecast, according to which the expected growth in 2017 and in 2018 is expected to amount to approximately 3.2% and 3.1%, respectively. Additionally, the Bank of Israel predicts a continued low unemployment rate of approximately 4.6%. Israel is significantly affected by developments in the global economy. Real global activity continued to be moderate in 2016. Property & Building Corporation estimates that its financial stability and the status of its properties, cash balances and significant operating cash flows which it generates will allow it to deal adequately with the possible continuation of the economic crisis, and to continue financing its activities and service its liabilities.

The year 2016 was characterized by continued stability in the revenue-generating real estate branch, which is reflected both on the level of demand and on the level of rental prices and occupancy rates. During the reporting period, demand for office, commercial, industry and logistics areas was evident in most operating areas of Property & Building in Israel, which were reflected in the stability of prices and maintenance of a high occupancy rate of approximately 97%.

In 2016, stability was apparent in the demand for residential apartments in Israel, although in the months October to December of 2016, relatively low numbers of transactions were recorded, in light of the decrease in acquisitions on the part of investors. In 2016, approximately 29,000 new apartments were sold (through private and public initiative), a decrease of approximately 5% relative to 2015. 2015, a year in which approximately 31,000 units were sold, was a record year in terms of apartment sales in the market, and the level of sales in 2016 is still higher than the level in the years 2011-2014. In 2016, an increase was apparent in the mortgage interest rate, which amounted to approximately 3.8% per year (CPI-linked) at the end of 2016, as compared with approximately 2.6% at the end of 2015. The inventory of new apartments in the market (through private and public initiative) amounted, in November 2016, to approximately 31,000 residential units, as compared with approximately 28,000 residential units at the end of 2015.

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

Activity in the housing market remained robust during the reviewed period: Home prices continued to increase, and the volumes of transactions and of new mortgages originated remain high. At the beginning of the first half of 2016, the Research Department presented a forecast in which it projected that inflation would return to within the target range at the beginning of 2017, and that the Bank of Israel interest rate would increase gradually starting in the last quarter of 2016.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

Agricultural Business

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. We have recourse against the non-performing party. As of June 30, 2017, the value of transacted merchandise for which guarantees were granted amounted to Ps.58 million. As of the date of this annual report, there were non-performing parties under the agreements for which we had to respond as guarantor. As of the date of this annual report, the value of transacted merchandise for which guarantees were granted amounted to Ps.135.8 million.

Urban Properties and Investment Business

As of June 30, 2017, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The followings tables show our contractual obligations, as of June 30, 2017.

As of June 30, 2017	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	18,756	2,527	698	2	5	21,988
Borrowings (excluding finance lease liabilities)	29,212	20,331	22,143	14,082	74,420	160,188
Finance leases obligation	21	14	6	5	98	144
Purchase obligation	1,135	1,140	873	5	-	3,153
Derivative financial instruments	95	76	-	-	-	171
Operating leases	2,860	2,022	2,045	2,045	4,489	13,461
Total	52,079	26,110	25,765	16,139	79,012	199,105

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

G. SAFE HARBOR

See the discussion at the beginning of this Item 5 and “Disclosure regarding forward looking statements” in the introduction of this annual report, for forward-looking statement safe harbor provisions.

For information about Production and Sales, please see “Item 5.A. Consolidated Operating Results.”

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are managed by a board of directors, which consists of nine directors and three alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board unlimited number of times. There are no arrangements or understandings pursuant to which any director or person from our senior management is appointed.

Our current board of directors was elected at the shareholders’ meetings held on November 14, 2014, October 30, 2015 and October 31, 2016 for terms expiring in the years 2017, 2018 and 2019, respectively.

Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo Sergio Elsztain	01/26/1960	Chairman	06/30/17(3)	11/14/14	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/17(3)	11/14/14	1994
Alejandro Gustavo Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/19	10/31/16	1994
Gabriel A.G. Reznik	11/18/1958	Regular Director	06/30/18	10/30/15	2003
Jorge Oscar Fernández	01/08/1939	Regular Director	06/30/18	10/30/15	2003
Fernando Adrián Elsztain	01/04/1961	Regular Director	06/30/19	10/31/16	2004
Pedro Damasco Labaqui Palacio	02/22/1943	Regular Director	06/30/18	10/30/15	2006
Daniel E. Mellicovsky	01/17/1948	Regular Director	06/30/17(3)	11/14/14	2008
Alejandro Gustavo Casaretto	10/15/1952	Regular Director	06/30/17(3)	11/14/14	2008
Gastón Armando Lernoud	06/04/1968	Alternate Director	06/30/17(3)	11/14/14	1999
Enrique Antonini	03/16/1950	Alternate Director	06/30/19	10/31/16	2007
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/19	10/31/16	2007

(1) The business address of our management is Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.
(2) Term expires at the annual ordinary shareholders’ meeting.
(3)  These position will be considerated in the annual ordinary shareholders´meeting that will take place October 31, 2017.

Gabriel A. G. Reznik, Jorge Oscar Fernandez, Pedro Dámaso Labaqui Palacio, Daniel Elias Mellicovsky, Enrique Antonini and Eduardo Kalpakian, qualify as independent, in accordance with the CNV Rules.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than twenty five years and has served as chairman of our board of directors since 1994. He is chairman of the board of directors of IRSA CP, IRSA, Cresud, BrasilAgro, Austral Gold Ltd. and Banco Hipotecario, among others. He is also chairman of the board of directors of IDBD Development Corporation Ltd. and Discount Investment Corporation. Mr. Elsztain is also a member of the World Economic Forum, the Council of the Americas, the Group of 50 and Argentina’s Business Association (AEA). He is President of Fundación IRSA, which promotes education initiatives targeting children and young adults; President of TAGLIT—Birthright Argentina; Co-Founder of Endeavor Argentina; and Vice-President of the World Jewish Congress. He is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is chairman of the board of directors of Puerto Retiro S.A. and vice-chairman of the board of directors of IRSA, Fibesa S.A. and Cresud, among other companies. He is also a member of the board of directors of Banco Hipotecario, Nuevas Fronteras S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas, IDBD Development Corporation Ltd., BACS Banco de Crédito & Securitización S.A., Tarshop S.A. and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the University of Buenos Aires. He is currently chairman of the board of directors of Fibesa S.A., and second vice-chairman of the boards of directors of IRSA and Cresud. In addition, he is vice-chairman of the boards of directors of Nuevas Fronteras S.A. and Hoteles Argentinos S.A. He is also a member of the boards of directors of BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Emprendimientos Recoleta S.A. and IDBD Development Corporation Ltd., among other companies. Mr. Alejandro Gustavo Elsztain is the brother of our chairman, Eduardo Sergio Elsztain and of Daniel Ricardo Elsztain. He is also Fernando Adrián Elsztain’s cousin.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad de Buenos Aires). He worked for IRSA since 1992 until May 2005 at which time he resigned. He had formerly worked for an independent construction company in Argentina. He is director of the board of Banco Hipotecario, among other companies.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires). He has performed professional activities at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial institutions and associations.

Fernando Adrián Elsztain. Mr. Elsztain studied architecture at Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the Board of Directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Hoteles Argentinos S.A. and Llao Llao Resorts S.A., and an alternate director of Banco Hipotecario and Puerto Retiro. Mr. Fernando Adrián Elsztain is cousin of our Chairman, Eduardo Sergio Elsztain, and our directors Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain.

Pedro Damaso Labaqui Palacio. Mr. Labaqui obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also director of Bapro Medios de Pago S.A., Permanent Syndic of Bayfe S.A. Fondos Comunes de Inversión, director and member of the Supervisory Committee of J. Minetti S.A., and Director of REM Sociedad de Bolsa S.A.

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

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires (Universidad de Buenos Aires). He is currently a member of the board of directors of Banco Mariva S.A. (since 1992). He has also served as director of IRSA from 1993 to 2002, and at present he is alternate director of IRSA. He is member of the Banking Lawyers Committee and the International Bar Association.

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business from the University of Belgrano (Universidad de Belgrano). He has also an MBA from the CEMA University of Argentina. He has been director for 25 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina. Currently he is vice-chairman of such company’s board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

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

The following table shows information about our current senior management of the Operations Center in Argentina (designated by the board of directors meeting):

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	CEO	1994
Carlos Blousson	09/21/1963	General Manager for Argentina and Bolivia Operations	2008
Matías I. Gaivironsky	02/23/1976	Chief Financial and Administrative Officer	2011
Alejandro Casaretto	10/15/1952	Chief Regional Agricultural Officer	2008
Walter Daniel Vallini	07/09/1971	Compliance Officer	2017 (1)

(1)
Appointed on October 23, 2017.

The following is a biographical description of each of our senior managers who are not directors:

Matías Iván Gaivironsky. Mr. Matías Gaivironsky obtained a degree in business administration from Universidad de Buenos Aires. He has a Master in Finance from Universidad del CEMA. Since 1997 he has served in various positions at IRSA, IRSA CP and the Company, and he has served as Chief Financial Officer since December 2011. In early 2016, he was also designated as Administrative Officer. In 2008 he served as Chief Financial Officer in Tarshop and was later appointed Manager of the Capital Markets and Investor Relations Division of IRSA, IRSA CP and the Company.

Carlos Blousson. Mr. Blousson obtained a degree in agricultural engineering from University of Burnos Aires (Universidad de Buenos Aires). He has been working as our Chief Sales Officer since 1996. Prior to joining us, he worked as a futures and options operator at Vanexva Bursátil –Sociedad de Bolsa. Previously, he worked as a farmland manager and a technical advisor at Leucon S.A.

Walter Daniel Vallini. Mr. Vallini obtained a degree in administration from Universidad del Museo Social Argentino and also has a degree in philosophy from Universidad de Buenos Aires. He has a Master in Economy and Business Administration from Escuela Superior de Economía y Administración de Empresas (ESEADE). Since 2002 he has served in various positions at BBVA Banco Francés and in April, 2013, he was designated as Director in regulatory compliance. He is also the Compliance Officer of IRSA and IRSA CP.

The following table shows information about our current senior management of the Operations Center in Israel:

Name	Date of birth	Position	Current position held since
Sholem Lapidot	10/22/1979	Chief Executive Officer	2016
Gil Kotler	04/10/1966	Chief Financial Officer	2016
Aaron Kaufman	03/03/1970	VP & General Counsel	2015

Sholem Lapidot. Mr. Lapidot has studied Rabbinical Studies and Jewish Philosophy in Argentina, Canada and Israel. Mr. Lapidot serves as CEO and director in DIC since January 2016., and as a director in several subsidiaries of IDBD. Mr. Lapidot has been the CEO of IDBD since January 2016.

Gil Kotler. Mr. Kotler obtained a bachelors’ degree in economics and accounting from Tel Aviv University in Israel in 1993 as well as a GMP at Harvard Business School in 2011. He serves as the chief financial officer of IDBD since April 2016 and the chief financial officer of DIC since January 2016. Mr. Kotler also serves as a director in several subsidiaries of IDBD.

Aaron Kaufman  Mr. Kaufman obtained a law degree in Tel Aviv University in 1996. He has been partner in Epstein Law Firm until November 2015, when he joined IDBD as a VP and General Counsel. Mr. Kaufman serves as VP and General Counsel in DIC since April 2016 and as a director in several subsidiaries of IDBD.

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

The executive committee is responsible for the management of the day-to-day business pursuant to authority delegated by our board of directors in accordance with applicable law and our by-laws. Our by-laws authorize the executive committee to:

●	designate the managers and establish the duties and compensation of such managers;
●	grant and revoke powers of attorney to attorneys-at-law on behalf of us;
●	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;
●	enter into contracts related to our business;
●	manage our assets;
●	enter into loan agreements for our business and set up liens to secure our obligations; and
●	perform any other acts necessary to manage our day-to-day business.

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 31, 2016:

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

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y C’a/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA, IRSA Propiedades Comerciales, Hoteles Argentinos S.A., Inversora Bolívar, and Banco Hipotecario S.A, among other companies.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano & Asociados S.R.L. / firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committees of IRSA, IRSA Propiedades Comerciales, Inversora Bolívar, and Banco Hipotecario, among other companies.

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mrs. Cohn is a partner at Abelovich, Polano & Asociados S.R.L. / firm member of Nexia International, public accounting firm in Argentina, and works in the audit area. Mrs. Cohn worked in the audit area in Harteneck, Lopez and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is member of the Supervisory Committees of IRSA and IRSA Propiedades Comerciales, among other companies.

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L / firm member of Nexia International, a public accounting firm in Argentina. Mr. Murmis worked as an advisor to the Public Revenue Secretariat, Argentine Ministry of Economy. Furthermore, he is a member of the Supervisory Committee of IRSA, IRSA Propiedades Comerciales, Futuros y Opciones S.A., and Llao Llao Resorts S.A., among other companies.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados / firm member of Nexia International, a public accounting firm in Argentina. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia. affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of Lomas de Zamora University.

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

KEY EMPLOYEES

There are no key employees.

B. COMPENSATION

Compensation of directors

Under the Argentine Law, if the compensation of the members of the Board of Directors is not established in the by-laws of the Company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the Board of Directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the Company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased proportionally to the distribution, in accordance with the formulas and scales set forth under the CNV Rules. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute or they are reduced, the shareholding meeting shall approve compensation in excess of the above metioned limits.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, it is considered at the shareholders’ meeting.

At our shareholders’ meeting held on October 31, 2016, a compensation for an aggregate amount of Ps.18,985,218 was approved for all of our directors for the fiscal year ended June 30, 2016.

Compensation of Supervisory Committee

Our shareholders’ meeting held on October 31, 2016 further approved by majority vote a compensation for an aggregate amount of Ps.600,000 to our Supervisory Committee for the fiscal year ended June 30, 2016.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation paid to our senior management of the Operations Center in Argentina and the Agricultural Business for the fiscal year 2017, was Ps.6,600,453.

The aggregate compensation paid to our Senior Management of the Operations Center in Israel since we gained control of IDBD on October 11, 2015 and until June 30, 2016, was Ps.11,36 million. For the fiscal year ended on June 30, 2017 the aggregate compensation was of Ps.13.11 million.

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
● ordinary retirement as prescribed by labor law
● total or permanent disability, and
● death.

In case of resignation or termination without good cause, the participant may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years and if certain conditions have been fulfilled.

During this fiscal year ended June 30, 2017, the Company has made contributions to the plan for Ps.3.6 million.

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

In the future, the Participants or their successors in interest will have access to 100% of the benefit (Cresud’s shares contributed by the Company) in the following cases:

● if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution.
● retirement.
● total or permanent disability.
● death.

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

DIC's CEO of the Operation Center in Israel, has a stock option plan which includes 5,310,000 options, that will be given in five series, and which may be exercised for 5,310,000 ordinary shares, par value NIS per share of Discount Investments. DIC's CEO has exercised the first stage and as of April 2017 holds 4,248,000 options. DIC's CFO of the Operation Center in Israel, has a stock option plan which includes 621,362 options, which 124,272 of the said options were exercised and as of April 2017 holds 497,090 options.

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

●
Effectiveness and efficiency of operations

●
Reliability of financial reporting

●
Compliance with applicable laws and regulations

Based on the above, the Company’s internal control system involves all levels of the company actively involved in exercising control:

●
the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

●
the management of each area is responsible for internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the area and, therefore, those of the entity as a whole;

●
the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

AUDIT COMMITTEE

In accordance with the Capital Markets Law No. 26.831 and the Rules of the CNV, our board of directors has established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, the management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of audit duties both by our internal audit and our external auditors. These responsabilities are meant to comply with the duties assigned by Law 26.831, the Technical Rules of the CNV, and other applicable laws.

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

Remuneration Committee

There is no remuneration committee.

D. EMPLOYEES

Operations Center in Argentina

As of June 30, 2017, we had 2,635 employees.

As of such date, we had 865 permanent and 11 temporary employees in our Agricultural Business in Argentina, including our employees, FyO and SACPSA but not those of Agro-Uranga S.A. Approximately 54% are under collective labor agreements. We have good relations with each of our employees.

We employ 359 people in our International Agricultural businesses, composed of 312 employees of Brasilagro and 28 employees in the companies located in Bolivia.

Our Real Estate Business had 1,759 employees. Our Development and Sale of Properties and Other Non-Shopping Mall Businesses segment had 22 employees, 4 of whom are represented by the Commerce Labor Union (Sindicato de Empleados de Comercio, or SEC) and 10 by the Horizontal Property Union (SUTERH). The Shopping Mall segment had 947 employees including 453 under collective labor agreements. Our Hotels segment had 790 employees with 656 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows the number of employees in the Company’s various businesses as of the dates mentioned below:

	Agricultural Business(1)		Real Estate Business
	Permanent	Temporary	Development and Sale of Properties and Other Non-Shopping Mall Businesses (2)	Shopping Malls	Hotels(3)	Total
June 30, 2011	772	48	82	811	678	2,391
June 30, 2012	848	17	92	833	662	2,452
June 30, 2013	857	11	91	787	662	2,408
June 30, 2014	756	16	89	872	647	2,380
June 30, 2015(4)	1,099	16	34	973	704	2,826
June 30, 2016	1,117	9	31	964	758	2,879
June 30, 2017	865	11	22	947	790	2,635

(1) Agricultural Business includes our employees and employees of FyO and SACPSA, but not those of Agro-Uranga S.A.
(2) Includes IRSA, Consorcio Libertador S.A., and Consorcio Maipú 1300 S.A.
(3) Hotels include Intercontinental, Sheraton Libertador and Llao Llao.
(4) During April and May 2015, the employees who were assigned to IRSA, and used to be in charge of the building’s operations and the real estate business, were transferred to IRSA CP.

Operation Center in Israel

The following table shows the number of employees as of June 30, 2017 of our Israeli operating center divided by company:

	As of June 30,
	2017	2016
IDBD	24	29
DIC (1)	18	31
Shufersal	13,790	13,792
Cellcom (2)	2,940	3,158
PBC (3)	118	115
Other(4)	821	802

(1) Includes Elron’s employees.
(2) Includes Netvision’s employees. Does not include temporary or external employees.
(3) Includes Gav-Yam’s employees.
(4) Includes IDBG and IDB Tourism

E. SHARE OWNERSHIP

Share ownership of directors, members of the supervisory committee, and senior management as of June 30, 2017.

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2017:

Name	Position	Number of Shares	Percentage
Directors
Eduardo Sergio Elsztain (1)	Chairman	154,557,259	30.81%
Saúl Zang	First vice-chairman	4,043,555	0.81%
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	6,440,690	1.28%
Gabriel A. G. Reznik	Director	-	-
Jorge Oscar Fernández	Director	3,057,710	0.61%
Fernando Adrián Elsztain	Director	-	-
Pedro Damaso Labaqui Palacio	Director	604	0.00%
Daniel Elias Mellicovsky	Director	-	-
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural Real Estate	122,576	0.02%
Gastón Armando Lernoud	Alternate Director	9,676	0.00%
Enrique Antonini	Alternate Director	-	-
Eduardo Kalpakian	Alternate Director	-	-

Senior Management
Matías Gaivironsky	Chief Financial and Administrative Officer	83,723	0.02%
Carlos Blousson	Chief Executive Officer of the International Operation	-	-

Supervisory Committee
José Daniel Abelovich	Member	-	-
Marcelo Héctor Fuxman	Member	-	-
Noemí Ivonne Cohn	Member	-	-
Roberto Daniel Murmis	Alternate member	-	-
Alicia Graciela Rigueira	Alternate member	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-
Executive Committee
Eduardo Sergio Elsztain	Member	154,557,259	30.81%
Saúl Zang	Member	4,043,555	0.81%
Alejandro Gustavo Elsztain	Member	6,440,690	1.28%

(1)	Includes (i) 154,462,970 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and (ii) 94,289 common shares owned directly by Mr. Eduardo S. Elsztain.

Option Ownership

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our share Capital

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities other than those described under the following sections: (i) “Item 6 - Directors, Senior Management and Employees – B. Compensation – Capitalization Program for our executive staff” and (ii) “Item 6 - Directors, Senior Management and Employees – B. Compensation – Long Term Incentive Program”.

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

	Share Ownership as of June 30, 2017
Shareholder Number of Shares	Percentage
IFISA(1)(2)	154,557,259	30.81%
Directors and officers(3)	13,861,920	2.76%
ANSES	18,000,448	3.59%
Total	186,419,627	37.16%

(1) Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2) As a result, Mr. Elsztain may be deemed beneficial owner of 30.81% of our total shares, which includes (i) 154,462,970 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and (ii) 94,289 common shares owned directly by Mr. Eduardo S. Elsztain.
(3) Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

Change in Share Ownership in the Company

	As of June 30,
	2017	2016	2015	2014	2013
IFISA(1)(2)	30.8%	30.9%	37.4%	38.2%	39.2%
D.E. Shaw & Co L.P. (3)	-	-	-	-	1.6%
Senvest Management LLC	3.3%	4.8%	5.1%	2,2%	0.7%
Directors and officers(4)	2.8%	2.9%	2.9%	2.0%	1,8%
ANSES	3.6%	3.6%	3.6%	3.5%	3.5%

(1) Mr. Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2) As a result, Mr. Eduardo S. Elsztain may be deemed beneficial owner of 30.81% of our total shares, which includes (i) 154,462,970 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and (ii) 94,289 common shares owned directly by Mr. Eduardo S. Elsztain.
(3) According to the Form filed with the SEC.
(4) Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date in a change in control.

Securities held in the host country

As of June 30, 2017, our total issued and outstanding capital stock outstanding consisted of 501,642,804 common shares. As of June 30, 2017, there were approximately 38,458,765 Global Depositary Shares (representing 384,587,650 of our common shares, or 76.67% of all of our outstanding shares held) in the United States by approximately 81 registered holders of Global Depositary Shares.

As of June 30, 2017 our directors and senior officers controlled, directly or indirectly, approximately 33.57% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

B. RELATED PARTY TRANSACTIONS

A related party transaction is any transaction entered into directly or indirectly by us or any of our subsidiaries that is material based on the value of the transaction to (a) us or any director, officer or member of our management or shareholders; (b) any entity in which any such person described in clause (a) is interested; or (c) any person who is connected or related to any such person described in clause (a).

Offices and shopping malls spaces leases

We rent office space for our executive offices located at the Intercontinental Plaza tower at Moreno 877 in the Autonomous City of Buenos Aires, which IRSA CP has owned since December 2014. We also rent space that IRSA CP own at the Abasto Shopping Mall.

The offices of Eduardo Sergio Elsztain, the chairman of our board of directors and our controlling shareholder are located at 108 Bolivar, in the City of Buenos Aires.. The property has been rented to a company controlled by family members of Mr. Elsztain, and to  a company controlled by Fernando A. Elsztain, one of our directors, and members of his family.

●
In addition, we, IRSA, Tarshop S.A., BACS Banco de Crédito y Securitización S.A., BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by IRSA CP in different buildings.

●
Furthermore, we also let various spaces in IRCP´s shopping malls (stores, stands, storage space or advertising space) to third parties and related parties such as Tarshop S.A. and Banco Hipotecario S.A.

Lease agreements entered into with associates have included similar provisions and amounts to those included in agreements with third parties.

Agreement for the exchange of corporate services with IRSA and IRSA CP

Considering that each of IRSACP, IRSA and us have operations that overlap to a certain extent, our board of directors deemed it advisable to implement alternatives designed to reduce certain fixed costs of our combined activities and to mitigate their impact on our operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services, or the “Frame Agreement,” was entered into between IRSA CP, IRSA and us, which was amended several times to bring it in line with evolving operating requirements. The goal of the amendment is to increase efficiency in the distribution of corporate resources and reduce operating costs. The agreement had an initial term of 24 months and is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.

The Frame Agreement currently provides for the exchange and sharing of services among the following areas: Human Resources, Finance, Institutional Relations, Administration and Control, Insurance, Security, Agreements, Technical Tasks, Infrastructure and Services, Procurement, Architecture and Design, Development and Works, Real Estate, Hotels, Board of Directors, Board of directors of Real Estate Business, General Manager Office, Board Safety, Audit Committee, Real Estate Business Management, Human Resources of Real Estate Business, Fraud Prevention, Internal Audit and Agricultural Investment Management.

Pursuant to the Frame Agreement, we, IRSA CP and IRSA hired Deloitte & Co., an external consulting firm, to review and evaluate semi-annually the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

The operations indicated above allow both IRSA CP and IRSA to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment allocated on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the related companies.

Hospitality services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events to Nuevas Fronteras S.A. and Hoteles Argentinos S.A., subsidiaries of IRSA, all on arm’s-length terms and conditions.

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

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of young adults. It carries out corporate volunteer programs and fosters donations from our employees. The main members of Fundación IRSA’s board of directors are: Eduardo S. Elsztain (President), Saúl Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (Secretary). It finances its activities with donations from us, IRSA, IRSA CP and other related companies.

On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby 3,800 square meters of the developed area at Abasto Shopping was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such store and its respective obligations to Fundación Museo de los Niños.

On November 29, 2005, IRSA CP signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670 square meters of the developed area at Alto Rosario shopping mall for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up Abasto Shopping and Museo de los Niños and Rosario, two interactive learning centers intended for children and adults. Both agreements establish the payment of common charges and direct expenses related to the services performed by these stores must be borne by Fundación Museo de los Niños.

Borrowings

In the normal course of our activities, we enter into diverse loan agreements or credit facilities between the related companies and/or other related parties. These loans accrue interest at prevailing market rates.

Purchase of financial assets

We usually invest excess cash in several instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties through secondary market deals.

Investment in mutual funds of BACS Administradora de Activos S.A. S.G.F.C.I.

We invest from time to time our liquid fund in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario, among other entities.

Legal services

We hire legal services from Estudio Zang, Bergel & Viñes, in which Saúl Zang, is a partner. Mr. Zang is a member of our board of directors and that of our related companies.

Property purchase—sale

In the ordinary course of business, we may acquire from or sell to our related parties certain real estate properties used for rental purposes or otherwise, subject to our Audit Committee’s approval. The Audit Committee must render an opinion as to whether the terms of these transactions can reasonably be expected to have been obtained by us in a comparable transaction in arm’s-length dealings with a non-related party. In addition, if the Audit Committee so requires, valuation reports by independent specialist third parties must be obtained.

Investment Properties transferred to IRSA CP

 On December 22, 2014, IRSA transferred to IRSA CP, 83,789 square meters of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate assets for the main corporate purpose to develop and operate commercial properties in Argentina. Based on third party appraisals, the total purchase price of the transaction was US$308.0 million, which was fully paid as of June 30, 2016.

On April 7, 2016, IRSA sold to IRSA CP, 16,012 square meters covering 14 floors and 142 garages in a building to be developed in the area of “Catalinas,” City of Buenos Aires. The price of the transaction was established based on two components: a “determined” or fixed part equal to Ps.455.7 million corresponding to the price of the land acquired based on the number of square meters of the plot, which has been fully paid, and a “determinable” component, where IRSA will transfer to IRSA CP the real cost per square meter of the construction. Audit Committees had no objections with respect to this transaction.

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

Transactions with IFISA

On February 10, 2015, Dolphin, sold 71,388,470 IDBD shares to IFISA, for an amount of US$25.6 million, US$4.0 million of which were paid upon execution and the remaining balance of US$21.6 million were financed for a term of up to 360 days and priced at Libor 1M (one month) + 3%. On May 9, 2016, effective as of February 10, 2016, the parties agreed to extend the expiration date for 30 days as from execution of the addenda, to be automatically renewable every 30 days for a maximum term of 180 days, and increasing the rate to 9% since February 10, 2016. On November 22, 2016, effective as of November 5, 2017, the parties agreed to extend the expiration date for an additional period of 30 days to be automatically renewable every 30 days for a maximum termof 180 days. Finally, on April 10, 2017, effective as of April 6, 2017, the parties agreed to fix the expiration date in February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2017, therefore the new amount as remaining balance shall be US$24.6 million amount which shall accrued interest at a rate of 9% annual basis.

On May 31, 2015, IRSA, through Dolphin, sold to IFISA 46 million of warrants Series 4 for a total amount of NIS 0.46 million (equivalent to US$ 0.12 million at the time of the transaction), provided IFISA agreed to exercise them fully when Dolphin were so required by IDBD.

On July 28, 2015, Dolphin granted a loan to IFISA for an amount of US$ 7.1 million, due in July 2016, which accrues interest at Libor 1M (one month) + 3%. On May 9, the parties agreed to extend the expiration date to June 8, 2016, to be automatically renewable every 30 days for a maximum term of 180 days, and increased the rate to 9%. On November 22, 2016, effective as of November 5, 2017, the parties agreed to extend the expiration date until December 5, 2016 to be automatically renewable every 30 days for a maximum term of 180 days. Additionally, IFISA create a first degree pledge over 12,915,000 IDBD’s shares in order to guarantee the payment of the debt. Finally, on April 10, 2017, effective as of April 6, 2017, the parties agreed to fix the expiration date in February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2017, therefore the new amount as remaining balance shall be US$7.9 million amount which shall accrued interest at a rate of 9% annual basis.

On October 9, 2015, IRSA, through its subsidiary Real Estate Investment Group V LP, granted a loan in the amount of US$ 40 million to IFISA. The term of the loan is one year calculated from the disbursement and will bear interest at a rate of 3% + Libor 1M, to be determined monthly. On October 9, 2016, the parties agreed to extend the expiration date to be automatically renewable every 30 days fora maximum term of 180 days and increase the rate to 9%. On April 10, 2017, effective as of April 6, 2017, the parties agreed to extend the expiration date until February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2016, therefore the new amount shall be US$43.1 million which shall accrue interest at a rate of 9% annual basis.

In February 2016, DN B.V., a subsidiary of Dolphin, entered into an option contract with IFISA whereby Dolphin is granted the right, but not the obligation to acquire 92,665,925 shares of IDBD held by IFISA at a share price of NIS 1.64 plus an annual interest of 8.5%. The exercise date for the option extends for two years.

All transactions are carried out at arm’s length.

As of June 30, 2016 we had current a credit line with IFISA of shares and/or GDRs of IRSA for up to 3,500,000 GDRs at an interest rate of 6%. This line expired in June 2017. Currently, there are no GDRs lent to IFISA.

On June 18, 2012 we entered a credit facility agreement with IFISA, pursuant to which we agreed to lend to IFISA up to US$ 6.0 million, which would mature on November 24, 2012, then it was extended until November 24, 2015, at an interest rate equivalent to LIBOR (12 months) + 300 bp., date in which was canceled. Currently, there are no funds disbursed to IFISA under this agreement.

Farmland Lease Agreement San Bernardo

We lease a farmland located in the Province of Córdoba, from San Bernardo de Córdoba S.A. (formerly known as Isaac Elsztain e Hijos S.C.A.), pursuant to a lease agreement effective as of August 2015. The leased farmland has an extension of 12,600 hectares.

The rent to be paid is the equivalent in Pesos of 3.5kg of beef per hectare. The beef price will be set, taking into account the price per kilo of beef quoted on Mercado de Hacienda de Liniers, the previous week of the payment date. In addition, the parties have agreed in a productivity prize of 15% of the weight that the cattle achieve above 240,000kg. This prize will be payable on September 2016. This lease contemplates the possibility of extension up to two periods per year. Currently being agreed conditions of its extension.

Consulting Agreement

Pursuant to the terms of the Consulting Agreement with Consultores Asset Management effective as of November 7, 1994, as amended from time to time and by the last amendment dated in September, 2017 in which certain adjustments were implemented to the purpose of the agreement by virtue of the broadness of Cresud’s business, Consultores Asset Management provides us advisory services on matters related to capital investments in all aspects of the agricultural, real estate, financing and hotels business, among others. One of our shareholders and the Chairman of our board of directors is the owner of 85% of the capital stock of Consultores Asset Management and our First Vice Chairman of the board of directors holds the remaining 15% of its capital stock.

Pursuant to the terms of the Consulting Agreement, Consultores Asset Management provides us with the following services:

●	advises with respect to the investment of our capital in all aspects of operations in agricultural, real estate, financing, hotels, etc, matters and business proposals;
●	acts on our behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and
●	gives advice regarding securities investments with respect to such operations.

Under the Consulting Agreement, we pay Consultores Asset Management for its services, an annual fee equal to 10% of our annual after-tax net income.

During fiscal year ended June 30, 2017 the charge for consulting agreement fees was Ps. 200 million that  has been paid. Regarding the payable account with respect to the remeasurement of the fees corresponding the years 2012 to 2016 after giving effect to the change of the valuation method of the investment properties CAMSA has agreed to defer the collection until the parties will agree a new payment schedule where the first instalment will be after July 2018.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management for twice the average of the amounts of the management fee paid to Consultores Asset Management for the two fiscal years prior to such termination.

Investment in Dolphin Fund Ltd.

As of the date of this annual report, IRSA have invested approximately US$544 million in Dolphin, through its subsidiaries. Dolphin Fund Ltd, is an investment fund incorporated under the laws of Bermuda, whose investment manager is Consultores Venture Capital Uruguay S.A., a company controlled indirectly by our Chairman, Eduardo S. Elsztain. Dolphin Netherlands is a subsidiary of Dolphin Fund Ltd, incorporated in the Netherlands. Such investments were made in order to carry out the investment in IDB Development Corp. For more information please see Item 4. Information on the Company – A. History and development of the Company). IRSA agreed with Dolphin to not pay any fee to Dolphin related to this investment.

Loan between Dolphin and IDBD

As described in note 4.H to these Consolidated Financial Statements Dolphin had granted a series of subordinated loans to IDBD (“the debt”). This debt has the following characteristics: i) it is subordinated, even in the case of insolvency, to all current or future debts of IDBD; (ii) will be reimbursed after payment of all the debts to their creditors; (iii) accrues interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (iv) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (v) as from January 1, 2016, Dolphin has the right, at its own discretion, to convert the debt balance into IDBD shares, at that time, whether wholly orpartially, including the interest accrued over the debt until that date; (vi) should Dolphin opt to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, this will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined it by mutual consent and, in the event of a lack of consent, they will be set by the President of the Institute of Certified Public Accountants in Israel.

Transfer of tax credits

Sociedad Anónima Carnes Pampeanas S.A. (subsidiary of Cresud) and Cresud, assigned credits to IRSA CP and other related parties corresponding to value added tax export refunds related to such companies’ business activity.

For further information regarding related party transactions see Note 32 to our Audited Financial Statements.

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

Litigation with Exagrind S.A.

Exagrind S.A. filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) (a former subsidiary merged with the Company ) and Tali Sumaj on claims for damages and losses produced by a fire in one of the Company's farms, “San Rafael” farm, which is close to Exagrind’s property, Tali Sumaj, in the Province of Catamarca, Argentina. The fire took place on September 6, 2000. There is a lien on the property and Exagrind S.A. requested that the measure be extended with an attachment of bank accounts. This ruling has been challenged and to date the accounts have not been attached. Moreover there is another judicial filed labeled “Exagrind S.A. Estancia San Rafael c/ Inversiones Ganaderas S.A. s/ Incidente de extension de responsabilidad” (147/11) wherein Exagrid S.A. requested an injunction against Cresud, which has not been implemented. Notwithstanding the forgoing, this measure was appealed by Cresud and to date the accounts have not been attached. The final decision is pending since 06/23/2015. The Company has recorded a provision amounting to Ps. 4.2 million, which is included within “Labor, legal and other claims”.

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

IRSA’s and IRSA CP’ legal or arbitration proceedings

Operation Center in Argentina

Set forth below is a description of certain material legal proceedings to which we are a party. We are not engaged in any other material litigation or arbitration and no other material litigation or claim is known to us to be pending or threatened against us or our subsidiaries. Nevertheless, we may be involved in other litigation from time to time in the ordinary course of business.

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

Tandanor has filed a civil action against Puerto Retiro and the people charged in the referred criminal case looking forward to be reimbursed from all the losses which have arose upon the fraud committed. On March 7, 2015 Puerto Retiro responded filing certain preliminary objections, such as prescription or limitation, lack of information to respond the lawsuit, lack of legitimacy (active and passive). On July 12, 2016 Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal No. 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). We filed an appeal with regard to the rejection of these two objections. But, on the other hand, the other two objections will be studied at the moment of deliver the sentence, which is an important step in order to obtain a favorable decision. The appeal was rejected. As of the date of this document, the file is on evidence stage.

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested that the City of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. Neuquén’s Executive Branch previously rejected this request under Executive Branch Decree No. 1437/2002 which also established the expiration of the rights arising from Ordinance 5178 due to not building the shopping center in time, including the loss of the land and of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

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

Arcos del gourmet

IRSA CP has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and currently is operating normally. Notwithstanding, the plaintiff appeared before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Court ordered the Appeals court to review the case.

On May 18, 2015, we were notified that the AABE, revoked the concession agreement granted to IRSA CP’s subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, IRSA CP filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, IRSA CP filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a lawsuit seeking to declare Resolution No. 170/2014 void. IRSA CP also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this annual report, the “Distrito Arcos” shopping mall continues to operate normally.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings against IRSA CP for an aggregate amount of Ps.3.7 million, plus an added amount, provisionally estimated, of Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where IRSA CP is planning to develop a shopping center. As of June 30, 2011, under court proceedings, the building was subject to a legal attachment for Ps.36.8 million. On December 12, 2012, the legal attachment was lifted and accredited in the file concerned in February 2013.

After we sold the Edificio Costeros, dique II, on November 20, 2009, we requested an opinion to the Argentine Antitrust Authority as to whether it was necessary to report this transaction. The Argentine Antitrust Authority advise us that it was required to notify the transaction. We challenged this decision, but it was confirmed. On December 5, 2011, we notified the transaction and on April 30, 2013 the transaction was approved by the Argentine Antitrust Authority by Resolution No 38, as a result of that this legal proceeding was concluded.

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

On December 3, 2009, IRSA CP filed a request for the Argentine Antitrust Authority’s opinion regarding IRSA CP’s acquisition of common shares of Arcos del Gourmet S.A. The Argentine Antitrust Authority advised the parties that the transaction had to be notified. On December, 2010 the transaction was filed with the Argentine Antitrust Authority. As of the date of this annual report, the decision of the Argentine Antitrust Authority is still pending.

On April 11, 2011, Quality Invest requested the Argentine Antitrust Authority opinion regarding Quality Invest’s acquisition Property of a warehouse owned by Nobleza Piccardo located in San Martín, Province of Buenos Aires. The Argentine Antitrust Authority stated that there was an obligation to notify the situation, but Quality Invest filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Argentine Antitrust Authorities’ decision regarding the obligation to notify and, therefore, on February 23, 2012, the transaction was filed. As of the date of this annual report, the Argentine Antitrust Authority is analyzing this decision.

On August 23, 2011, IRSA CP notified the Argentine Antitrust Authority the direct and indirect acquisition of common shares of NPSF, the transaction involved the direct acquisition of 33.33% of NPSF and 16.66% through our controlled vehicle Torodur S.A. As of the date of this annual report the transaction is being analyzed by the Argentine Antitrust Authority.

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

On December 7, 2012, we notified the Argentine Antitrust Authority of the acquisition of 50% of the common shares of EHSA, which owns 50% of the common shares of La Rural, which operates a convention mall (Predio Ferial de Palermo); on July 25, 2017 the transaction was approved by the Argentine Antitrust Authority. See “Item 3. Key Information—Risk Factors—Risk Relating to Our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

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

IRSA’s response to the CNV’s allegations containing the arguments for the defense was filed in March 2011 and the first hearing was held in May 2011. In April, 2013, the CNV imposed (as a result of the aforementioned alleged charge) a fine on the members of IRSA’s board of directors and its supervisory committee members. The fine imposed by the CNV amounts to Ps.270,000 equivalent to US$49,632 and it was imposed against IRSA and the members of the board together. The amount of the fine demonstrates the immaterial nature of the alleged violations. Even though the fine was paid, in April 2013, IRSA appealed such resolution, which is still ongoing in Court Room No. IV of the National Chamber of Appeals in Federal Administrative Procedures (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal).

For more information see “Item. 3(d) Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Class actions in the United States

On May 9, 2016, a putative shareholder class action was filed in the United States District Court for the Eastern District of Pennsylvania against IRSA, Cresud Cresud, Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain, Saúl Zang and Matías Iván Gaivironsky (collectively, the “Defendants”). The complaint, as amended on February 13, 2017, asserts violations of the federal securities laws on behalf of persons that purchased or otherwise acquired IRSA Global Depositary Receipts between February 11, 2015 and December 30, 2015, and alleges that defendants made materially false and misleading statements and omissions relating to IRSA’s investment in IDBD. More specifically, the complaint alleges that IRSA’s disclosures during that time period misrepresented and failed to disclose that (1) IDBD’s US$6.7 billion net debt should have been consolidated in IRSA’s financial statements and (2) as so consolidated, IRSA’s debt would violate the covenants specified in IRSA’s Global Notes Indenture. A similar class action complaint was filed against Cresud, Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain, Saúl Zang, and Matías Iván Gaivironsky on April 29, 2016.

Both class actions were transferred to the United States District Court for the Southern District of New York on July 14, 2016, and were referred to Judge Vernon S. Broderick on July 19, 2016.

On December 8, 2016, the Court entered orders appointing Stefan Sachsenberg as lead plaintiff for the putative class in the IRSA class action and John Tomka as lead plaintiff for the putative class in the Cresud class action.  The Court appointed the Rosen Law Firm as lead counsel for the putative classes in both actions.

On February 13, 2017, plaintiffs in both actions filed amended complaints.  On April 12, 2017, the Court entered an order adopting a stipulation entered by the parties to stay the class action against Cresud until the Court rules on Defendants’ motion to dismiss the amended complaint filed in the IRSA class action.  On April 14, 2017, IRSA and Cresud, as the only Defendants served with a summons and complaint, filed a motion to dismiss the amended complaint in the IRSA class action.  Briefing on the motion to dismiss was completed July 7, 2017, and the Court has not yet ruled on the motion to dismiss or scheduled oral argument.

Defendants believe that there is no merit to the claims alleged and intend to vigorously defend these actions. Nevertheless, no assurance can be given that we will be successful in defending these claims.

Operation Center in Israel

Litigation against IDBD

In recent years there has been an increasing trend of filing derivative and class action claims in the area of corporate and securities laws in Israel. While taking into account such issues and the financial position of IDBD and its holding structure, claims in considerable amounts may be filed against IDBD, including in connection with its financial position and cash flows, with offerings that it makes, and transactions that were carried out or not completed, including with regards to the contentions and claims of the controlling shareholders that took place in IDBD.

Arbitration proceedings relating to the obtainment of control in IDBD.

On May 7, 2014, Dolphin acquired jointly with ETH (a non-related company established under the laws of the State of Israel, which was presented to Dolphin as a company controlled by Mordechay Ben Moshé), an aggregate number of 106.6 million common shares in IDBD, representing 53.30% of its stock capital, under the scope of the debt restructuring Arrangement of IDBH, IDBD’s parent company, with its creditors.

Under the terms of the Shareholders’ Agreement, Dolphin and ETH acquired each the remaining 50% of the 106.6 million common shares. The initial total investment amount was NIS 950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date.

On May 28, 2015, ETH offered Dolphin to acquire Dolphin’s shares pursuant to the BMBY mechanism provided in the Shareholders’ Agreement, which establishes that each party of the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be), the shares it holds in IDBD at a fixed price. In addition, ETH further added that the purchaser thereunder required to assume all obligations of seller.

On June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the offer were resolved through an arbitration process brought by Dolphin and ETH, on September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA (related company to the Company) were entitled to act as buyers in the BMBY process, and ETH had to sell all of the IDBD shares held by it (92,665,926 shares) at a price of NIS 1.64 per share; (ii) The buyer had to fulfill all of the commitments included in the Arrangement, including the commitment to carry out Tender Offers; (iii) The buyer had to pledge in favor of the Arrangement Trustees the shares that were previously pledged in favor of the Arrangement Trustees by the seller.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD’s shares of stock held by ETH. Consequently, the Shareholders’ Agreement was terminated and members of IDBD’s Board of Directors representing ETH submitted their irrevocable resignation to the Board, therefore Dolphin was hence empowered to appoint the new members to the Board. Additionally, on the same date, Dolphin pledged additional shares as collateral to secure compliance with the stock purchase agreement, thereby increasing the number of pledged shares to 64,067,710.

In addition to the competent arbitrator’s decision issued on September 24, 2015, ETH and Dolphin still have counterclaims of different kinds which are subject to such arbitration proceeding. As of the filing date of this Annual Report, the proceeding is still being heard.

Litigation against Clal Insurance and its subsidiaries

This exposure is especially high in the areas of long-term savings and long-term health insurance in which Clal Insurance operates, in view of the fact that in these areas the policies were issued decades ago, while at present, after significant changes in the regulatory environment and against the background of developments in legal precedent and the Israeli authority’s position, the same policies may be interpreted differently, retrospectively, and may be subjected to different interpretation standards than those that were customary at the time that the policies were made. Moreover, in these areas the policies are valid for dozens of years and, therefore, there is a risk that in those cases in which a customer’s claim is accepted and a new interpretation is given to the policy, the future profitability of Clal Insurance in respect of the existing policy portfolio will also be affected. This is in addition to the possible compensation that could be given to the customers due to past activity.

Alongside these aspects, during 2015 amendments were made to reflect a significant reform in the field of approving an insurance program which allows the Israeli authority, under certain conditions, to order the insurer to stop introducing an insurance policy or to order an insurer to make a change to an insurance policy, even with regard to policies that have already been marketed by the insurer. It is not possible to foresee to what extent insurers are exposed to claims in connection with the provisions of the policy, the manner of implementing the Israeli authority’s powers pursuant to the insurance policy reform and its implications, which may be raised, by means of the procedural mechanism provided in the Israeli Class Actions Law.

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

Sale of shares of Clal

On August 21, 2013, on the background of concerns about the ability of the previous controlling shareholders of IDBD (Dankner group) to meet the requirements to have control over an insurance company, the Commissioner required that IDBD transfer 51% of the shares in Clal to Mr. Moshe Terry (“the Trustee”) and to grant the Trustee an irrevocable power of attorney with regard to the voting of such shares in Clal.

On November 27, 2013, and as part of the debt arrangement In IDBH, the Commissioner set forth an outline to enable the change of control in IDBD (as part of the debt arrangement), whereby the Commissioner would not view such change of control as being a breach of the Supervision of Financial Services (Insurance) Law, 1981 (the “Insurance Law”), subject to certain conditions, including terms whereby if until December 31, 2014 a control permit for Clal Insurance will not be obtained for the new controlling shareholders in IDBD, or, that an agreement for the sale of the controlling stake in Clal Insurance will not have been signed, then the Trustee will be authorized to sell the Clal Insurance shares that the Trustee holds. Both groups that had submitted proposals in the debt arrangement process (including the Dolphin group) approved such outline.

On December 30, 2014, the Commissioner sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Trustee’s continuity in office, among other aspects. For more information, please see “Legal Framework – Operations Center in Israel – Reduced Centralization Act.”

On May 26, 2016 IDBD’s board decided to commence a competitive process for the sale of a control stake in Clal. Following such decision, on July 1, 2016 IDBD entered into an agreement with JP Morgan to serve as an investment bank on behalf of IDBD for the sale of a control stake in Clal.

In addition, in June 2015, an application for a Israeli court to approve the commencement of a class action against IDBD, IDBD’s directors (some of which are also our directors), Dolphin and C.A.A Extra Holdings Ltd. was filed by individuals who argue that IDBD’s controlling shareholders and board of directors acted in concert to frustrate the sale of shares of Clal to JT Capital Fund. The applicants argue that this caused them material damages as under the terms of the debt restructuring of IDBD’s holding company, IDBH. with its creditors, they would have been entitled to receive a larger payment had the above mentioned sale been consummated. Furthermore, they allege that the 2014 and 2015 rights offerings of IDBD discriminated against the minority shareholders. On March 21, 2016, the respondents filed a motion to dismiss this class action application. On June 2, 2016, the Court partially accepted this motion, and ordered the applicants to file an amended class action application that would include only the arguments and remedies with respect to the said Clal transaction. On August 2, 2016, the respondents filed a motion to appeal (regarding the decision not to dismiss the arguments concerning the Clal transaction) and, on August 14, 2016, the applicants filed an appeal (regarding the decision to dismiss the arguments concerning the rights offering) both before the Israeli Supreme Court. As of the date of this annual report, the Supreme Court has decided that the motion to appeal and the appeal will be heard jointly, and has ordered a stay of the proceedings.

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

Litigation against Adama and its subsidiaries

In the normal course of business, Adama is involved in various legal claims involving environmental claims for smell and noise hazards relating to its site. claims by employees, subcontractors, suppliers, authorities and others which concern, claims for breaches of provisions of the law regarding termination of employment and obligatory payments to employees, claims for breach of contract and patent infringement, and compulsory payments to authorities.

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

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;
●	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our supervisory committee; and
●	additional amounts are allocated for the payment of dividends or to optional reserve funds, or to establish reserves for whatever other purpose our shareholders determine.

The following table shows the dividend payout ratio and the amount of dividends paid on each fully paid common share for the mentioned years. Amounts in Pesos are presented in historical, non-inflation adjusted Pesos as of the respective payment dates and refers to our unconsolidated dividends.

Year	Total Dividend	Dividend per Common Share (1)
	(in million of Ps.)	(in Ps.)
2010	-	-
2011	69.0	0.138
2012	63.8	0.149
2013	120.0	0.242
2014	120.0	0.242
2015	-	-
2016	-	-
2017	-	-

(1)
Corresponds to per share payments. To calculate the dividend paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date. See “Exchange Controls.”

B. SIGNIFICANT CHANGES

Annual Shareholders’ Meeting

Our annual shareholders’ meeting has been called and will be held on October 31, 2017, in order to consider, among others, the following agenda: (i) consideration of documents contemplated in section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2017; (ii) consideration of the destination of the result of the fiscal year ended June 30, 2017 which resulted in a gain for the amount of Ps.1,796,340,361. Consideration of the constitution of legal reserve for the amount of Ps.30,177,781. Consideration of the payment of a cash dividend for up to the amount of Ps.395,000,000; (iii) consideration of Board of Directors’ performance; (iv) consideration of Supervisory Committee’s performance; (v) consideration of compensation payable to the Board of Directors for Ps.59,981,163 (total compensation) for the fiscal year ended June 30, 2017; (vi) consideration of compensation payable to the Supervisory Committee for Ps.600,000 for the fiscal year ended June 30, 2017; (vii) consideration of the appointment of Regular Directors and Alternate Directors, as applicable; (viii) appointment of Regular and Alternate Members of the Supervisory Committee; (ix) consideration of compensation payable to the Certifying Accountant for the fiscal year ended June 30, 2017 for the amount of Ps.4.983.578; (x) treatmentof amounts paid as personal assets tax levied on the shareholders; (xi) consideration of the prorogation of the global note program, for up to US$300.000.000 currently in force in accordance with approval of the shareholders' meeting dated October 31, 2012; (xii) ratification of the approval of the extension of the maximum amount of the global note program for an additional amount of US$200,000,000 in accordance with the approved by the shareholders assembly dated October 30, 2015; (xiii) consideration of the delegation to the Board of Directors of the broadest powers to implement the gobal note program prorogation; consideration of the renewal of the delegation to the Board of Directors of the broadest powers to implement the extension of the program amount and / or its reduction and also to establish the time and currency of issuance, and other terms and conditions of the issuance of notes under the global note program.

Item 9. The Offer and Listing

A. OFFER AND LISTING DETAILS

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

Our common shares are listed on the ByMA under the trading symbol “CRES” and on NASDAQ under the trading symbol “CRESY.” As of June 30, 2017 our outstanding capital stock consisted of 501,642,804 common shares, Ps.1.00 par value per share.

As of that date of this annual report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non assessable. As of June 30, 2017, there were approximately 12,786 holders of our common shares.

Price history of our stock on the Buenos Aires Stock Exchange and NASDAQ

Our common shares are listed and traded on ByMA under the ticker “CRES.” Since March 1997, our ADRs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADRs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the BASE for the first quarter of 2012 through October 26, 2017. The table below also shows, for the period indicated, the maximum and minimum closing listed prices of our common shares on the ByMA and of our ADRs on the NASDAQ.

	ByMA			NASDAQ
		Price Per Share (Ps.)			US$ per ADS
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2012
1st Quarter	812,635	6.98	5.26	5,037,399	16.37	10.62
2nd Quarter	644,629	5.90	4.64	5,890,807	12.09	10.08
3rd Quarter	609,305	6.85	5.29	10,708,801	13.27	11.12
4th Quarter	1,328,881	6.40	4.42	15,006,469	11.97	6.81
Annual	3,395,450	6.98	4.42	36,643,476	16.37	6.81
Fiscal Year 2013
1st Quarter	1,324,543	5.82	4.79	6,183,866	8.73	7.29
2nd Quarter	644,473	5.76	4.91	3,520,607	8.42	7.73
3rd Quarter	1,376,099	8.04	5.66	6,124,332	9.59	8.22
4th Quarter	1,299,335	8.24	5.71	5,946,018	9.54	6.99
Annual	4,644,450	8.24	4.79	21,774,823	9.59	6.66
Fiscal Year 2014
1st Quarter	2,178,046	8.24	5.66	5,589,075	8.66	7.09
2nd Quarter	2,188,815	11.01	7.89	5,872,993	11.42	8.50
3rd Quarter	1,022,808	11.11	8.53	3,422,480	9.79	8.31
4th Quarter	2,459,599	14.04	9.09	6,982,485	12.80	8.94
Annual	7,849,268	14.04	5.66	21,867,033	12.80	7.09
Fiscal Year 2015
1st Quarter	1,688,010	16.32	11.91	5,524,817	13.97	10.50
2nd Quarter	2,259,425	15.68	10.72	3,634,128	11.95	9.11
3rd Quarter	1,331,000	17.76	11.91	7,600,906	14.72	9.84
4th Quarter	1,483,096	16.77	14.89	5,736,086	13.87	12.40
Annual	6,761,531	17.76	10.72	22,495,937	14.72	9.11
Fiscal Year 2016
1st Quarter	728,810	17.37	12.01	4,299,192	13.04	9.26
2nd Quarter	6,416,350	19.55	12.90	8,291,480	13.41	9.57
3rd Quarter	3,388,664	18.56	12.60	5,390,231	12.53	9.15
4th Quarter	51,785,675	21.14	14.04	12,876,863	14.02	9.80
Annual	62,319,499	21.14	12.01	30,857,766	14.02	9.15
Fiscal Year 2017
1st Quarter	48,775,713	27.29	21.83	8,216,910	17.86	14.51
2nd Quarter	34,580,136	27.49	22.23	6,129,599	17.91	14.35
3rd Quarter	29,312,012	30.80	25.55	5,963,830	20.07	15.95
4th Quarter	21,714,333	34.45	29.25	5,095,079	21.95	18.19
Annual	134,382,194	34.45	21.83	25,405,418	21.95	14.35
Fiscal Year 2018
1st Quarter	21,562,799	35.40	30.80	4,551,457	20.46	17.50
For the month of:
May, 2017	7,189,355	34.45	32.40	1,545,741	21.95	20.24
June, 2017	8,308,691	32.30	32.30	1,865,339	20.19	18.19
July, 2017	4,695,559	32.80	31.00	1,512,775	19.65	17.77
August, 2017	7,420,637	33.45	30.80	1,596,406	19.30	17.50
September, 2017	9,446,603	35.40	31.80	1,442,276	20.46	18.18
October (through October 26, 2017)	9,623,795	37.35	32.15	1,905,039	21.11	18.35

Source: Bloomberg

As of June 30, 2017 the outstanding ADRs represented 38,458,765 ADSs (equivalent to 384,587,650 common shares or 76.67% of our total common stock capital).

B. PLAN OF DISTRIBUTION

This item is not applicable.

C. MARKETS

Argentine Securities Markets

In December 2012, the Argentine government enacted the new Capital Markets Law, which sets out the rules governing capital markets, its participants, and the rules by which securities traded therein are subject to regulation and monitoring by the CNV. On September 5, 2013, the CNV enacted the CNV Rules that regulate the enforcement of the Capital Markets Law for issuers of securities, with regard to initial public offerings and reporting obligations.

Substantially all provisions of Decree No. 677/2011, were incorporated into the Capital Markets Law and the CNV Rules. The Capital Markets Law sets forth the following key goals and principles:

● Promoting the participation of small investors, employee unions, industry groups and trade associations, professional associations and all public savings entities in the capital markets, promoting mechanisms designed to promote domestic savings and channel such funds toward the development of production;

● Strengthening mechanisms to prevent abuses and protect small investors;

● Promoting access to the capital market by small and medium-sized companies;

● Using state-of-the-art technology to foster creation of an integrated capital market through mechanisms designed to achieve interconnection of computer systems among trading markets; and

● Encouraging simpler trading procedures available to users to increase liquidity and competitiveness to develop favorable conditions for transaction execution.

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions of the Capital Markets Law, and the CNV Rules among other related statutory regulations. The relationship of the CNV and the Argentine Executive branch is maintained through the Ministerio de Finanzas (Ministry of Finance), which hears any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Markets Law.

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

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to its assets, operating history and management. Only securities offerings approved by the CNV may be listed on a stock exchange. However, CNV approval does not imply certification as to the quality of the securities or the solvency of the issuer issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements prepared in accordance with IFRS, as issued by the IASB (excluding financial institutions under the supervision of the Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed. In addition, issuers must report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

In Argentina, debt and equity securities traded on an exchange must, unless otherwise instructed by their shareholders, be deposited with a Central Securities Depository based in Argentina. Currently the only depositary authorized to act in accordance with the Capital Markets Law and CNV Rules is Caja de Valores S.A., a corporation owned by ByMA which provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Before the enactment of the Capital Markets Law and the CNV Rules there were 12 stock exchanges in Argentina, which were located in the City of Buenos Aires, Bah’a Blanca, Chaco, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Salta, Santa Fé, and Tucumán. Six of these exchanges (City of Buenos Aires, Rosario, Córdoba, La Rioja, Mendoza, and Santa Fé) had affiliated stock markets in accordance with the requirements of Law No. 17,811 which was derogated by the Capital Markets Law.

Pursuant to the Capital Markets Law, the CNV has authorized six stock markets since September 2014, namely: Mercado Abierto Electrónico S.A., or “MAE,” Mercado a Término de Buenos Aires S.A., Mercado a Término de Rosario S.A., Mercado de Valores de Córdoba S.A., Mercado Argentino de Valores S.A. and the Merval.

In December 2016, the CNV authorized a new stock exchange, the ByMA. As the product of a federal alliance of stock exchanges to foster the growth of the Argentine capital markets, ByMA established itself as the single access point to the Argentine market, lowering legal costs, and improving connectivity and access to market information. This new stock exchange is a spin-off of Merval and its shareholders are the Buenos Aires Stock Exchange and Merval’s shareholders ByMA’s shares will be publicly traded in Argentina.

Historically, the Merval was the principal stock market in Argentina. Securities including stocks, corporate bonds, convertible bonds, close-ended investment funds, financial trust, indexes, derivatives and public bonds, could all be listed on the Merval. The Merval was authorized to admit, suspend and delist securities based on its governing rules approved by the CNV.

Another relevant stock exchange is the MAE, an electronic platform that processes over-the-counter transactions, involving government securities and corporate bonds traded through spot and forward contracts. MAE broker-dealers include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine and foreign capital banks and financial institutions may be eligible broker-dealers on the MAE. In order to be eligible for trading, securities must be registered with the pertinent supervising authorities and may be traded on the MAE, on other exchanges or on both of them concurrently.

Argentina’s equity markets have historically been composed of individual investors, though in recent years there has been an increase in the level of investment by banks and insurance companies in these markets. However, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation.

Information regarding the ByMA(1)

	As of June 30,
	2017	2016
Market capitalization (in billions of Ps.)	5,557	3,625
Average daily trading volume (2) (in millions of Ps.)	452	310
Number of listed companies	101	100

(1) Reflects Merval historical data.
(2) During the month of June.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2017, approximately 101 companies had equity securities listed on, or being transitioned to, the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The Merval index experienced a 15.9% increase in 2012, an 88.9% increase in 2013, a 59.1% increase in 2014, a 36.1% increase in 2015, a 44.9% increase in 2016, and a 29.3% increase for the six months of 2017. In order to avoid major fluctuations in securities prices, theByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

Pursuant to article 4 of our by-laws our purpose is to perform the following activities:

● commercial activities with respect to cattle and products pertaining to farming and animal husbandry;

● real estate activities with respect to urban and rural properties;

● financial activities, except for those regulated by Law No. 21,526 of financial entities;

● farming and animal husbandry activities, for properties owned by us or by third parties; and

● agency and advice activities for which there is not required a specific qualifying title.

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

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the public registry of commerce referred to as the Public Registry of Commerce, and published in the Bolet’n Oficial. Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceeded 50% of capital. As of June 30, 2017 our share capital consisted of 501,642,804 common shares.

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

Preemptive Rights and Increases of Share Capital

Pursuant to our by-laws and Argentine Corporation Law No. 19,550, in the event of an increase in our share capital, each of our existing holders of our common shares has a preemptive right to subscribe for new common shares in proportion to such holder’s share ownership. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will be entitled to accretion rights based on the number of shares they purchased when they exercised their own preemptive rights. Rights and accretion rights must be exercised simultaneously within 30 days following the time in which notices to the shareholders of a capital increase and of the rights to subscribe thereto are published for three days in the Bolet’n Oficial and a widely circulated newspaper in Argentina. Pursuant to the Argentine Corporation Law, such 30-day period may be reduced to 10 days by a decision of our shareholders adopted at an extraordinary shareholders’ meeting (asamblea extraordinaria).

Additionally, the Argentine Corporation Law permits shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria) to suspend or limit the preemptive rights relating to the issuance of new shares in specific and exceptional cases in which the interest of the Company requires such action and, additionally, under the following specific conditions:

● the issuance is expressly included in the list of matters to be addressed at the shareholders’ meeting; and

● the shares to be issued are to be paid in-kind or in exchange for payment under pre-existing obligations.

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

In general, the following matters can be considered only at an extraordinary shareholders’ meeting (asamblea extraordinaria):

●	matters that may not be approved at an ordinary shareholders’ meeting;
●	the amendment of our bylaws;
●	reductions in our share capital;
●	redemption, reimbursement and amortization of our shares;
●	mergers, and other corporate changes, including dissolution and winding-up;
●	limitations or suspensions to preemptive rights to the subscription of the new shares; and
●	issuance of debentures, convertible negotiable obligations and bonds that do not qualify as notes (obligaciones negociables).

In accordance with our by-laws, ordinary and special shareholders’ meetings (asamblea extraordinaria) are subject to a first and second quorum call, the second to occur upon the failure of the first. The first and second notice of ordinary shareholders’ meetings may be made simultaneously. In the event that both are made on the same day, the second must occur at least one hour after the first. If simultaneous notice was not given, the second notice must be given within 30 days after the failure to reach quorum at the first. Such notices must be given in compliance with applicable regulations. In the case of special shareholders’ meetings the second call must be made within 30 days after the failure to reach the quorum of the first by giving appropriate notice according to applicable regulations.

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

However, pursuant to the Argentine Corporation Law, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions:

●	advanced winding-up of the company;
●	transfer of the domicile of the company outside of Argentina;
●	fundamental change to the purpose of the company;
●	total or partial mandatory repayment by the shareholders of the paid-in capital; and
●	a merger or a spin-off, when our company will not be the surviving company.

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

Our legal reserve is not available for distribution. Under the applicable regulations of the Comisión Nacional de Valores, dividends are distributed pro rata in accordance with the number of shares held by each holder within 30 days of being declared by the shareholders for cash dividends and within 90 days of approval in the case of dividends distributed as shares. The right to receive payment of dividends expires five years after the date on which they were made available to shareholders. The shareholders’ meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In such case, all and each of the members of the board of directors and the supervisory committee will be jointly and severally liable for the refund of those dividends if, at the end of the respective fiscal year, the realized and net earnings of the company are not sufficient to allow for the payment of dividends.

●	to be applied to satisfy its liabilities; and
●
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

The CNV defines a “significant holding” as holdings that represent an equal or a higher percentage than 35% and higher than 50% of the voting shares as the case may be:

-	When a person or an entity intends to acquire more than 35% of the shares of a company, a mandatory tender offer to purchase 50% of the corporate voting capital is required by law.
-	When a person or an entity wishes to acquire more than 50% of the shares of a company, a mandatory tender offer to acquire 100% of the voting capital will be legally required.
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

Pursuant to the Argentine Corporation Law we may redeem our outstanding common shares only under the following circumstances:

●	to cancel such shares and only after a decision to reduce our capital stock (with shareholder approval at an extraordinary shareholders’ meeting (asamblea extraordinaria);
●
to avoid significant damage to our company under exceptional circumstances, and then only using retained earnings or free reserves that have been fully paid, which action must be ratified at the following ordinary shareholders’ meeting; or

●	in the case of the acquisition by a third-party of our common shares.

The Capital Markets Law provides for other circumstances under which our company, as a corporation whose shares are publicly listed, can repurchase our shares. The following are necessary conditions for the acquisition of our shares:

●	the shares to be acquired shall be fully paid,
●
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

●
the purchase shall be carried out with net profits or with free or optional reserves, and we must prove to the CNV that we have the necessary liquidity and that the acquisition will not affect our solvency,

●
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

Transactions relating to the acquisition of our own shares may be carried out through open market transactions or through a public offering:

●	in the case of acquisitions in the open market, the amount of shares purchased daily cannot exceed 25% of the mean daily traded volume of our shares during the previous 90 days.
●	in either case, the CNV can require the acquisition to be carried out through a public offering if the shares to be purchased represent a significant percentage in relation to the mean traded volume.

Regulation of the CNV as amended, provides general requirements that any company must comply with in the case of the acquisition of its shares under the Corporations Law or under the Capital Markets Law. The acquisition of its shares by a company must be:

●	approved by a resolution of the board of directors with a report of its supervisory committee,
●	notice must be given to the CNV with the expression of the motives of the decision,
●	be carried out with net profits or free reserves from the last financial statements and approved by the board of directors,
●	the board of directors has to prove to the CNV, that the company has the necessary liquidity and that the acquisition does not affect its solvency,
●	all shares acquired by the company, including those that may have been acquired before and held by it as treasury stock, may not exceed 10% of its capital stock.

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

D. EXCHANGE CONTROLS

Foreign Currency Regulation

Under Decree No. 260/2002, the Argentine government had set up an exchange market through which all foreign currency exchange transactions are made. Such transactions were subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 3471, as amended, the Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

Under Communication “A” 6037, dated August 8th, 2016, and Communication “A” 6150, of the Central Bank, no further authorization is required for residents and non-residents to have access to local exchange market and there is no amount or matter that limits the access thereto.

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

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication “A” 6150 of the Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6244 of the Central Bank, there are no restrictions on entry and exit in the MULC.

Obligation for the settlement of funds through the MULC

General rules. Exports.

Pursuant to Decree No. 1606/2011 and Communications “A” 3602 and “A” 3493 of the Central Bank, any foreign currency derived from foreign trade must be settled through the MULC.

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

Outflow of capital, including the availability of cash or cash equivalents

Exchange Transactions Inquiry Program

Communication “A” 5850, of December 2015, revoke Communication “A” 5245 that regulated an Exchange Transaction Inquiry Program established on October 28, 2011, by the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, or “AFIP”) through which the entities authorized by the Central Bank to deal in foreign exchange were supposed to inquire and register through an IT system the total Peso amount of each exchange transaction at the moment it is closed.

Financial Indebtedness

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication “A” 6150 of the Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6244 of the Central Bank, there are no restrictions on entry and exit in the MULC.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

Under Communication “A” 5850, 5899, 6037, 6058, 6137 and 6244, as amended, of the Central Bank, residents shall have access to the local exchange market without prior authorization of the Central Bank in order to purchase of foreign currency for the formation of off-shore assets by residents.

Outflow of funds for payment to non-residents

According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14, 2012) and Communication “A” 6037, 6058, 6137 and 6244, as amended, of the Central Bank there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

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

If services performed are not related to the activities actually developed by the resident, the financial entity shall require a copy of the contract by which the payment obligation arises from and an auditor report. Such requirements intend to demonstrate the actual rendering of services to the non-resident and the existence of the debt.

Payment of rents (interest, profits and dividends)

As of January 8, 2003, Communication “A” 3859, item 3, allowed Argentine companies to transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank. Such Communication was replaced by Communication “A” 5264, amended by Communication “A” 5377 and Communication “A” 6037, 6058, 6137 and 6244 as amended of the Central Bank.

The payments of profits and dividends to non-residents or holders of our ADRs are authorized, insofar as such payments are made according to financial statements duly audited and approved at our annual meeting of shareholders’.

Payment of foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due.

In general terms, access to MULC for payment of principal, interest and prepayment of financial indebtedness incurred by Argentine residents in the private non-financial sector and financial sector are allowed subject to regulations set forth by Communications “A” 6037, of August 8, 2016.

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication “A” 6150 of the Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6244 of the Central Bank, there are no restrictions on entry and exit in the MULC.

Direct Investment Reporting System

Direct Investments made in Argentina by nonresidents

Under Communication “A” 4237, the Central Bank established a reporting system in connection with direct investments and real estate investments made by nonresidents in Argentina and by residents abroad.

Nonresidents must comply every semester with the above mentioned reporting system if the amount of the investment in Argentina reaches or exceeds US$500,000. If such amount is not reached, the reporting system is optional.

In this regard, on December 17, 2015, Communication “A” 5850 issued by the Central Bank restored the possibility of nonresidents to repatriate their investment capital and through Communications “A” 6037 and “A” 6244 of the Central Bank of dates August 8, 2016 and May 19, 2017, respectively, were defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that prevent residents and nonresidents from accessing the market of changes.

Direct investments made outside Argentina by Argentine residents

Argentine residents are required to meet the reporting system set forth in Communication “A” 4237 every year if the value of their investments abroad reaches or exceeds US$1.0 million and it’s under US$5.0 million, and every semester if it reaches or exceeds US$5.0 million. If the value of such investments abroad does not reach US$1.0 million, compliance with the reporting system is optional.

Sales of foreign exchange to nonresidents

Access to local exchange market shall be given as well to non residents for them to transfer to their own foreign accounts the payments collected in the country. Specific documentation that backs up the cause of the payment may be required by the Central Bank.

For further details of the totality of the exchange and controlling restrictions applicable in Argentina, investors is suggested to read the Communication “A” 6037, Communication “A” 6058, Communication “A” 6137 and the Communication “A” 6244 and its modifications of the Argentina Central Bank, and Decree No. 616/2005 with its regulations and complementary and / or modifying rules, to which the interested parties may consult the same on the website of the Ministerio de Hacienda (www.minhacienda.gob.ar) and the Ministerio de Finanzas (www.minfinanzas.gob.ar), or the Central Bank (http://www.bcra.gob.ar).

Money Laundering

Argentine Law No. 25,246, as amended by Laws Nos. 26,118, 26,268, 26,683 and 27,270, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting fromsuch original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The money laundering law created the Financial Information Unit (UIF). UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:

a) Crimes related to the traffic and illegal commercialization of drugs (Law No. 23,737)

b) Crimes related to arms traffic (Law No. 22,415)

c) Crimes related to illegal association or terrorist association

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

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profits organizations, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit,and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”; (ii) reporting any suspicious activity or operation and (iii) acting according the Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Money Laundering Law.

On May 8, 2009, and in its capacity as obliged subject under the rules enacted by UIF, the CNV issued Resolution No. 554 which incorporated within the exchange market many provisions aimed at comply with money laundering prevention pursuant to Law No. 25,246, as amended. In that regard, such resolution established that any entity subject to the supervision of CNV could only take part in securities transactions if they were ordered by parties that were registered or domiciled in jurisdictions not included in the list of tax havens detailed in Decree No. 1344/98. Furthermore, the Resolution provided that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, were allowed only if such agency has signed a memorandum of mutual understanding with the CNV.

On February 2, 2012, Resolution No. 554 was replaced by Resolution No. 602 so as to adapt and complement the instructions issued by UIF applying to the entities under the supervision of CNV, including some payment modalities and control proceedings for the reception and deliver of funds to the clients, fixing amounts and instruments to be used. Moreover, such resolution updated the reference to the Decree which referred to tax havens (No. 1,037).

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derive from the enactment of the Capital Markets Law and the CNV Rules, which stablished a new regime for the public offer of securities, CNV issued a new re-arranged text of its rules. Through the CNV Rules, the CNV incorporates a new chapter of Money Laundering and Terrorist Financing including dispositions related to the fulfillment of duties to be complied by “Agentes de Negociación,” “Agentes de Liquidación y Compensación,” “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva,” considered as obliged subject under the terms of sections 4, 5 and 22 of article 20 of Law No. 25,246. Such agents are obliged to comply with any provision arising from Law No. 25,246 and its amendments, regulations enacted by UIF, including decrees of National Executive Power with reference to the decisions adopted by the United Nations Security Council, in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión”); “Agentes de corretaje,” “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Those subjects must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, it must be informed the personal data of the “Compliance Officer” (both regular and alternate).

The CNV Rules provide that the subjects under their jurisdiction, may only take action to transactions in the scope of public offering of securities, stipulated, future or optional contracts of any nature and other instruments and financial products when made or directed by registered, domiciled or domestic subjects or those who reside in dominions, jurisdictions, territories or associated states that appear included in the list of cooperating countries provided in article 2º, subsection b) of Decree No. 589/2013.

When those subjects are not included in the referred list and, in their origin jurisdictions, are only registered intermediates of an entity subject to control and supervision of a body that fulfills similar duties to those of the CNV, the transactions shall only have effect provided that the body in their origin jurisdiction has signed a memorandum of understanding, cooperation and exchange of information with the CNV.

With the purpose of strengthening the requirements in order to grant the authorization to operate in the exchange market, some new requisites were established in connection with: (i) competence and capacity; (ii) moral integrity and honesty and (iii) solvency. Such requisites are subject to the appraisal of CNV and must be fulfilled by managers, directors, auditors and any other individual who perform duties or activities within the company.

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

Moreover, Law No. 27,260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets, established that the UIF would now be within the purview of the Ministry of Economy and Finances. Nowaydays, as a result of the reorganization of said ministry, the UIF depends on the Ministry of Finance. For its part, the UIF recently issued Resolution No. 4/2017, which requires certain specific due diligence procedures (commonly called "know your client") to be performed when a national or foreign depositor opens a bank account for the purpose of investment.

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

E. TAXATION

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of our common shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold our common shares or ADSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a bank;
●	a dealer in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax-exempt organization;
●	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	a person liable for alternative minimum tax;
●	a person who owns or is deemed to own 10% or more of the voting stock of our company;
●	a partnership or other pass-through entity for United States federal income tax purposes; or
●	a person whose “functional currency” is not the U.S. Dollar.

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

As used herein, the term “U.S. Holder” means a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

●	an individual citizen or resident of the United States;
●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●
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

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company” below, upon the sale, exchange or other disposition of common shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the common shares or ADSs, determined in U.S. Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the common shares or ADSs for more than one year. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2017, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certaintrading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs are listed on the NASDAQ, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the common shares are listed on the NASDAQ. The common shares are listed on the BASE. Consequently, the BASE would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or common shares would also need to be regularly traded on such exchanges in order for the ADSs or common shares to be potentially eligible for the mark-to-market election.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions on common shares or ADSs and to the proceeds of sale of common shares or ADSs paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income tax

Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several amendments to Income Tax Law No. 20,628 in connection with, among others, the taxation of gains derived from transfers of shares and other securities, including the derogation of Section 78 of Decree No. 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of shares or ADSs.

On February 7, 2014, the Executive Branch issued Decree No. 2,334/13, which regulates Law No. 26,893.

The changes introduced by Law No. 26,893 are effective from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation of Dividends

Dividends, whether in cash, in shares or in kind, approved by our shareholders are not subject to income tax withholding except for the application of the “Equalization Tax” described below.

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

Resident individuals

Capital gains obtained by resident individuals or undivided estates situated in Argentina from the sale or disposition of common shares and other securities are subject to income tax at a 15% rate on net income (non resident sellers may opt to determine the taxable income subject to tax under one of the following mechanisms: a) apply a deemed taxable base of 90% of the gross proceeds derived from the transaction - the effective rate is, therefore, 13.5% of the sale price; or b) calculate the actual net income by offsetting from the sale price the cost basis and other expenses incurred to purchase the shares), unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The amendments introduced by the implementing Decree No. 2,334/13 state that the exemption includes income derived from the sale of common shares and other securities made through a stock exchange market duly authorized by the CNV.

It is not clear whether the term “includes” (as used in the implementing Decree 2,334/2013) means that the exemption only refers to sales of securities made through a stock exchange market duly authorized by the CNV or whether the implementing Decree 2,334/2013 intended to clarify that such sales were just one of the possibilities that may be covered by the exemption (in addition to publicly offering authorized securities, as provided in the Argentine Income Tax Law). Certain qualified tax authorities have publicly opined that the exemption exclusively refers to sales of securities made through a stock exchange market duly authorized by the CNV.

Losses arising from the sale, exchange or other disposition of common shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.

Foreign beneficiaries

Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of shares are subject to income tax, as the abovementioned exemption for shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of shares by foreign beneficiaries is subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller´s election. Argentine Tax Authority (AFIP) by General Resolution No. 4094-E, enacted on July 17, 2017, regulated with respect to how this election is made, notwithstanding, this General Resolution has been suspended until January 16, 2018.

When both seller and buyer are non-residents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred. Argentine Tax Authority (AFIP) by General Resolution No. 4094-E, enacted on July 17, 2017, regulated the withholding and payment mechanism that the non-resident buyer should follow, notwithstanding, this General Resolution has been suspended until January 16, 2018.

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

Value Added Tax

The sale, exchange, disposition, or transfer of common shares or ADSs is not subject to value added tax. Dividend distributions are not levied with value added tax either.

Tax on Personal Assets

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate is 0.25% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2016. There can be no assurance that in the future this tax will be absorbed by us.

Tax on Minimum Notional Income (Impuesto a la Ganancia M’nima Presunta, “IGMP”)

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

F. DIVIDENDS AND PAYING AGENTS

This section is not applicable

G. STATEMENT BY EXPERTS

This section is not applicable.

H. DOCUMENTS ON DISPLAY

We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and www.sec.gov. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.cresud.com.ar. It should be noted that nothing on our website should be considered part of this annual report on Form 20-F. You may request a copy of these filings at no cost, by writing or calling the office at +54 (11)-4814-7800.

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
We agree to pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The Depositary shall present its statement for such charges and expenses to the Company once every three months. The charges and expenses of the custodian are for the sole account of the Depositary.

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register ofthe Company or foreign registrar and applicable to transfers of shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of US$5.00 or less per 100 ADS (or portion), (6) a fee of US$0.02 or less per ADS (or portion) for any cashdistribution made pursuant to the deposit agreement including, but not limited to, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

This section is not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15. Controls and Procedures

A. DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of thisAnnual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2017. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2017.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2017 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited-, an independent registered public accounting firm, as stated in their report which appears herein.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended June 30, 2017, to integrate the acquisition of IDBD into our financial reporting system, we have made several enhancements to our consolidation process including the implementation of new sub-consolidation policies and procedures at our Operations Center in Israel level. We also enhanced our accounting policies, procedures and reporting manuals to provide additional guidance to our newly incorporated subsidiaries. These changes that we implemented to our internal controls aimed at strengthening our internal controls necessary for the integration of IDBD and its subsidiaries that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

In our annual ordinary shareholders’ meeting held on October 31, 2003, the audit committee was unanimously approved. Pursuant to this plan, the board of directors had to appoint the members of the audit committee who hold expertise in corporate administration, finance and accounting.

Our board of directors established an audit committee which would assist the Board in exercising its duty of care on disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with laws, independence and capacity of independent auditors and performance of our internal audit and our external auditors. Also, according to the applicable regulations, we may request to our audit committee to render its opinion in certain transactions, and its conditions, as is the case of related party transactions, as may be reasonably considered adequate according to normal market conditions.

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

Item 16B. CODE OF ETHICS

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICE

Audit Fees

During the fiscal years ended June 30, 2017 and 2016, we were billed a total amount of Ps.46.3 million and Ps.15.8 million, respectively, for professional services rendered by our principal accountants for the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2017 we were billed a total amount of Ps.1,5 million for professional services rendered by our principal accountants for other services related to the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements. During the fiscal year ended june 30, 2016 no audit-related services were provided.

Tax Fees

During the fiscal year ended June 30, 2017 we were billed a total amount of Ps.0.9 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning. During the fiscal year ended june 30, 2016 no tax services were provided.

All Other Fees

During the fiscal years ended June 30, 2017 and 2016, we were billed a total amount of Ps.4,3 million and Ps.0.8 million for other professional services rendered by our principal accountants.

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

Our Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give it opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

● Require any additional and complementary documentation related to this analysis;

● Verify the independence of the external auditors;

● Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

● Inform the fees billed by the external auditor, separating the services related to audit services and other special services that could be not included in the audit services previously mentioned.

● Take notice of any strategy proposed by of the external auditors and review it in accordance with the reality other business and the risks involved;

● Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

● Propose adjustments (if necessary) to such working plan;

● Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency;

● Evaluate the performance of external auditors and their opinion regarding the Financial Statements.

Item 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

This section is not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

During the fiscal year 2009, under the 2009 Plan, we purchased 30,000,000 common shares, for which we paid US$21.0 million and Ps.1.7 million, thus fulfilling the terms and conditions of the 2009 Plan. As a result, by the end of the fiscal year 2009 our investment in our own shares amounted to 5.98% of total capital stock.

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

In addition, during November 2009, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated October 29, 2009, decided to initiate the process of distribution among the shareholders, on a pro rata basis, of 25,000,000 common shares, repurchased under the 2009 Plan. The allotment of shares was calculated over the outstanding capital stock up to October 29, 2009 of Ps.471,538,610 (0.05301792784 shares per ADR). As a result of the calculation of the allotment, the fractions were settled in cash. 754 shares were not distributed.

On April 11, 2014 our Board of Directors decided to initiate a new shares repurchase plan (the “2014 Plan”), under the terms of Article 64 of the Capital Markets Law and the rules of the CNV. Such repurchases were made with our liquid and realized profits and free reserves. As of November 14, 2014, we finalized the 2014 Plan having repurchased a total of 8,633,316 shares, equivalent to 1.72% of the share capital, by a total of Ps.87.1 million.

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of ADR’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum Number of Shares that may yet be purchased under the plan
		(Ps.)		(US$)
04/17/2014 - 04/30/2014	14,700	6.74	59,162	11.18	606,320	18,506,949
05/01/2014 - 05/31/2014	33,537	10.23	171,500	12.11	1,748,537	16,758,412
06/01/2014 - 06/30/2014	100,512	12.81	313,011	12.33	3,230,622	13,527,790
07/01/2014 - 07/31/2014	4,000	13.40	115,111	13.62	1,155,110	12,372,680
08/01/2014 - 08/31/2014	13,657	13.23	142,989	12.28	1,443,547	10,929,133
09/01/2014 - 09/30/2014	-	-	44,918	11.86	449,180	10,479,953
Total	166,406		846,691		8,633,316

(1) As of the date of transaction.
(2) Correspond to the sum of common shares and ADR’s purchased. Each ADR represents 10 common shares.

In addition, during December 2014, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated November 14, 2014, decided to initiate the process of distribution among the shareholders, on a pro rata basis, of 5,565,479 common shares, repurchased under the 2014 Plan. The allotment of shares was calculated over the outstanding capital stock up to December 12, 2014 of Ps.487,928,660 (10 shares per ADR). As a result of the calculation of the allotment, the fractions were settled in cash. 746 shares were not distributed.

As of June 30, 2017, our investment in own shares amounts to 1.30% of total capital stock.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

This section is not applicable.

Item 16G. CORPORATE GOVERNANCE

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

Rule 5605(c)(2) - Audit Committee Composition.
Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentinelaw does not require companies to identify or designate a financial expert. As such, Although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named designated a financial expert in accordance with the relevant SEC ruleson the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

Rule 5620(c) - Quorum.
In lieu of the requirements of Rule 4350(f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and both of them can be celebrated using teleconference technology, as long as the regulations related to accreditation, registration and quorum are complied with and the simultaneity of the shareholders and immediately of the process of verbal communication and issuance of votes is guaranteed. The supervisory committee shall state the regularity of the resolutions adopted. The board of directors shall establish the rules and technical matters related to remote participation pursuant to the current rules and in conformity with the National Exchange Commission regulations. Shareholders physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. In connection with ordinary meetings, a quorum consists of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present or communicated through teleconference technologies, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present or communicated through teleconference technologies. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and maybe held with the number of shareholders present or communicated through teleconference technologies. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting or communicated through teleconference technologies, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

Rule 5620(b) -- Solicitation of Proxies.
In lieu of the requirements of Rule 5620(b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on themeeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores S.A. up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the Supervisory Committee, manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

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

Item 16H. MINE SAFETY DISCLOSURES

This section is not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

Reference is made to pages F-1 through F-234

Index to Financial Statements (see page F-1).

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1(1)	By-laws (Estatutos) of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.
1.2(4)	English translation of the amendment to the bylaws.
1.3(9)	Amended and restated English translation of the bylaws.
1.4(10)	Amended and restated English translation of the bylaws.
2.1(7)
Indenture dated September 7, 2011, among us, as issuer, the Bank of New York Mellon, as trustee, co-registrar, principal paying agent and transfer agent, Banco Santander Rio, S.A., as registrar, paying agent, transfer agent and representative of the trustee in Argentina, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying and Transfer Agent, for the issuance of the US$60,000,000, 7.50% Fourth Series, Class VIII Senior Notes Due 2014.

2.2(11)
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

2.3(11)
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

2.4(11)
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

2.5(11)
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

4.1(1)	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.1.1	(English Summary) Amendment to the Consulting Agreement by and among Cresud and Consultores Assets Management S.A., dated September 8, 2017.
4.2(2)	Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated June 30, 2004.
4.3(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and IRSA CP and us, dated August 23, 2007.
4.4(5)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(6)	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated March 12, 2010.
4.6(7)	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7(8)	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8(9)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(9)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and IRSA CP dated February 24, 2014.
4.10(10)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(11)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

(1)
Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548) filed with the SEC on March 3, 1997.
(2)
Incorporated herein by reference to the report statement on Form 6-K (File No. 333-06548) filed with the SEC on July 1, 2004.
(3)
Incorporated herein by reference to the registrant’s report on Form 6-K (File No. 333-06548) filed with the SEC on August 1, 2005.
(4)
Incorporated herein by reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 27, 2007.
(5)
Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 30, 2009.
(6)
Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 30, 2010.
(7)
Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 28, 2011.
(8)
Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 30, 2012.
(9)
Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2014.
(10)
Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on November 17, 2015.
(11)
Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on Novenber 1, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cresud SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

Date October 31, 2017	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries as of June 30, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management’s Annual Report on Internal Control Over Financial Reporting under Item 15.

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

As discussed in Note 2.1(ii) to the consolidated financial statements, the Company changed the manner in which it accounts for investment property from the cost model to the fair value model in 2017.

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

PRICE WATERHOUSE & Co. S.R.L.
By:/s/ Carlos Martín Barbafina(Partner)
Carlos Martín Barbafina
Buenos Aires, Argentina
October 31, 2017

Glossary of terms

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
BACS	Banco de Crédito y Securitización S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You (Note 3.A.a)
BNSA	Boulevard Norte S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
IFRIC	International Financial Reporting Standards Interpretation Committee
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
Electra	Electra Consumer Products Ltd.
ENUSA	Entretenimiento Universal S.A.
ERSA	Emprendimiento Recoleta S.A.
Financial Statements	Consolidated Financial Statements
ETH	C.A.A. Extra Holdings Ltd.
ETHB	ETH Bioenergia S.A.
CPF	Collective Promotion Funds
GCBA	Autonomous City of Buenos Aires Government
Golan	Golan Telecom Ltd.
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IDBG	IDB Group Investment Inc.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
MPIT	Minimum Presumed Income Tax
CPI	Consumer Price Index
IRSA	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NASDAQ	National Association of Securities Dealers Automated Quotation
NFSA	Nuevas Fronteras S.A.
New Lipstick	New Lipstick LLC
MPIT	Minimum presumed income tax
IAS	International Accounting Standards
IFRS	International Financial Reporting Standard
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
Ombú	Ombú Agropecuaria S.A.
OASA	Ogden Argentina S.A.
NCN	Non-convertible Notes
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rigby	Rigby 183 LLC
Rock Real	Rock Real Estate Partners Limited
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange
Tender offers	Share repurchase commitment
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position
as of June 30, 2017, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos as otherwise indicated)

		06.30.17	06.30.16 (recast)	06.30.15 (recast)	06.30.14 (recast)
	Note
ASSETS
Non-current assets
Investment properties	10 and Schedule I	100,189	82,505	19,306	16,081
Property, plant and equipment	11	31,150	26,801	2,213	2,510
Trading properties	12	4,534	4,733	143	134
Intangible assets	13	12,443	11,814	176	175
Biological assets	14	671	497	346	302
Investments in joint ventures and associates	8 and 9	8,227	17,175	3,190	2,704
Deferred income tax assets	24	1,631	1,249	654	516
Income tax credit		229	173	161	177
Restricted assets	16	528	129	4	51
Trade and other receivables	17	5,456	3,773	427	475
Financial assets and other assets held for sale	16	6,225	3,346	-	-
Investment in financial assets	16	1,772	2,226	623	275
Derivative financial instruments	16	31	8	208	-
Employee benefits		-	4	-	-
Total non-current assets		173,086	154,433	27,451	23,400
Current assets
Trading properties	12	1,249	241	3	5
Biological assets	14	559	552	180	266
Inventories	15	5,036	3,900	511	440
Restricted assets	16	541	748	607	-
Income tax credit		340	541	31	20
Financial assets and other assets held for sale	16	2,337	1,256	-	1,648
Trade and other receivables	17	18,336	14,158	1,773	1,438
Investment in financial assets	16	11,853	9,673	504	495
Derivative financial instruments	16	65	53	30	33
Cash and cash equivalents	18	25,363	14,096	634	1,003
Groups of assets and other assets held for sale		2,681	-	-	-
Total current assets		68,360	45,218	4,273	5,348
TOTAL ASSETS		241,446	199,651	31,724	28,748
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	19	499	495	495	491
Treasury shares	19	3	7	7	11
Share warrants	19	-	-	-	106
Inflation adjustment of share capital and treasury shares	19	65	65	65	65
Share premium	19	659	659	659	773
Additional paid-in capital from treasury shares	19	20	16	13	-
Legal reserve	19	83	83	-	82
Other reserves	19	2,496	1,299	812	1,184
Special reserve	19	1,516	1,516	1,516	2,150
Retained earnings		11,064	9,521	4,461	2,436
Equity attributable to equity holders of the parent		16,405	13,661	8,028	7,298
Non-controlling interest		32,768	23,539	6,528	5,729
TOTAL SHAREHOLDERS’ EQUITY		49,173	37,200	14,556	13,027

The accompanying notes are an integral part of these Consolidated Financial Statements.

Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1 (ii)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position
as of June 30, 2017, 2016, 2015 and 2014 (Continued)
(All amounts in millions of Argentine Pesos as otherwise indicated)

		06.30.17	06.30.16 (recast)	06.30.15 (recast)	06.30.14 (recast)
	Note
LIABILITIES
Non-current liabilities
Trade and other payables	20	3,988	2,464	666	485
Borrowings	22	112,025	93,808	5,833	5,315
Deferred income tax liabilities	24	23,125	19,204	5,889	4,623
Derivative financial instruments	16	86	120	270	321
Payroll and social security liabilities		140	20	5	5
Provisions	21	955	547	42	43
Employee benefits	23	763	689	-	-
Total non-current liabilities		141,082	116,852	12,705	10,792
Current liabilities
Trade and other payables	20	21,970	18,443	1,307	1,004
Income tax and minimum presumed income tax liabilities		817	624	142	73
Payroll and social security liabilities		2,254	1,856	230	202
Borrowings	22	23,287	23,488	2,466	2,639
Derivative financial instruments	16	114	147	263	53
Provisions	21	894	1,041	55	21
Liabilities held for sale and discontinued operations		1,855	-	-	937
Total current liabilities		51,191	45,599	4,463	4,929
TOTAL LIABILITIES		192,273	162,451	17,168	15,721
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		241,446	199,651	31,724	28,748

   The accompanying notes are an integral part of these Consolidated Financial Statements.

Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1 (ii)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Income
for the fiscal years ended June 30, 2017, 2016 and 2015
(All amounts in millions of Argentine Pesos as otherwise indicated)

	Note	06.30.17	06.30.16 (recast)	06.30.15 (recast)
Revenues	26	77,918	34,232	5,652
Costs	27	(56,815)	(24,681)	(4,615)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		2,176	1,639	1,347
Changes in the net realizable value of agricultural products after harvest		(74)	208	(34)
Gross profit		23,205	11,398	2,350
Net gain from changes in fair value of investment properties		5,001	17,539	4,055
Gain / (loss) from disposal of farmlands		280	(2)	550
General and administrative expenses	28	(4,257)	(2,150)	(607)
Selling expenses	28	(13,946)	(6,035)	(474)
Other operating results, net	29	(158)	(119)	17
Management fees		(200)	(534)	(145)
Profit from operations		9,925	20,097	5,746
Share of profit / (loss) of associates and joint ventures	8 and 9	172	534	(817)
Profit from operations before financing and taxation		10,097	20,631	4,929
Finance income	30	1,199	1,482	246
Finance cost	30	(9,492)	(7,448)	(1,685)
Other financial results	30	3,068	(158)	149
Financial results, net	30	(5,225)	(6,124)	(1,290)
Profit before income tax		4,872	14,507	3,639
Income tax	24	(2,862)	(5,833)	(1,396)
Profit for the year from continuing operations		2,010	8,674	2,243
Profit from discontinued operations after income tax	36	3,018	444	-
Profit for the year		5,028	9,118	2,243

Profit from continuing operations attributable to:
Equity holders of the parent		718	5,034	954
Non-controlling interest		1,292	3,640	1,289

Profit from discontinued operations attributable to:
Equity holders of the parent		793	133	-
Non-controlling interest		2,225	311	-

Profit for the year attributable to:
Equity holders of the parent		1,511	5,167	954
Non-controlling interest		3,517	3,951	1,289
Profit from continuing operations per share attributable to equity holder of the parent:
Basic		1.44	10.17	1.94
Diluted		1.43	10.03	1.72
Profit from discontinued operations per share attributable to equity holder of the parent:
Basic		1.60	0.27	-
Diluted		1.59	0.27	-
Profit for the year per share attributable to equity holders of the parent:
Basic		3.04	10.44	1.94
Diluted		3.02	10.30	1.72

   The accompanying notes are an integral part of these Consolidated Financial Statements.

Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1 (ii)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Comprehensive Income
for the fiscal years ended June 30, 2017, 2016 and 2015
(All amounts in millions of Argentine Pesos as otherwise indicated)

	06.30.17	06.30.16 (recast)	06.30.15 (recast)
Profit for the year	5,028	9,118	2,243
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Cumulative translation adjustment	4,733	5,239	(445)
Change in the fair value of hedging instruments net of income taxes	73	3	-
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans	(10)	(29)	-
Other comprehensive income / (loss) for the year from continuing operations	4,796	5,213	(445)
Other comprehensive income / (loss) for the year from discontinued operations	560	(194)	-
Other comprehensive income / (loss) for the year	5,356	5,019	(445)
Total comprehensive income for the year	10,384	14,137	1,798

Total comprehensive income from continuing operations	6,806	13,887	1,798
Total comprehensive income from discontinued operations	3,578	250	-
Total comprehensive income for the year	10,384	14,137	1,798

Total comprehensive income from continuing operations attributable to:
Equity holders of the parent	322	5,465	760
Non-controlling interest	6,484	8,422	1,038

Total comprehensive income for the year attributable to:
Equity holders of the parent	2,603	5,715	760
Non-controlling interest	7,781	8,422	1,038

   The accompanying notes are an integral part of these Consolidated Financial Statements.

Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1 (ii)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2017, 2016 and 2015
 (All amounts in millions of Argentine Pesos as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (Note 19)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ Equity
Balances as of June 30, 2016 (recast)	495	7	65	659	16	83	1,516	1,299	9,521	13,661	23,539	37,200
Profit for the year	-	-	-	-	-	-	-		1,511	1,511	3,517	5,028
Other comprehensive income for the year	-	-	-	-	-	-	-	1,092	-	1,092	4,264	5,356
Total comprehensive income for the year	-	-	-	-	-	-	-	1,092	1,511	2,603	7,781	10,384
As provided by Ordinary and Extraordinary Shareholders’ Meeting held on October 31, 2016 and November 26, 2016:
- Share distribution	4	(4)	-	-	3	-	-	-	(4)	(1)	-	(1)
Incorporation by business combination (Note 3)	-	-	-	-	-	-	-	-	-	-	40	40
Share-basedcompensation	-	-	-	-	-	-	-	13	-	13	99	112
Equity incentive plan granted	-	-	-	-	1	-	-	(4)	5	2	-	2
Changes in non-controlling interest	-	-	-	-	-	-	-	127	-	127	1,454	1,581
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	60	60
Other comprehensive income subsidiaries	-	-	-	-	-	-	-	-	-	-	11	11
Out-of-period adjustments	-	-	-	-	-	-	-	-	-	-	(133)	(133)
Release of reserve for future dividends	-	-	-	-	-	-	-	(31)	31	-	-	-
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(2,345)	(2,345)
Issuance of capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	2,267	2,267
Capital reduction of subsidiaries	-	-	-	-	-	-	-	-	-	-	(6)	(6)
Contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	-	2	2
Capitalization of contributions	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Balances as of June 30, 2017	499	3	65	659	20	83	1,516	2,496	11,064	16,405	32,768	49,173

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2017 and June 30, 2016, respectively.
(ii)
Corresponding to General Resolution 609/12 of the National Securities Commission. It includes the effect as of July 1, 2011, due to the change in the valuation method of investment properties. See Note 19.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1 (ii)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2017, 2016 and 2015
 (All amounts in millions of Argentine Pesos as otherwise indicated)

		Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (Note 19)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ Equity
Balances as of June 30, 2015 (recast)	495	7	65	659	13	-	1,516	812	4,461	8,028	6,528	14,556
Profit for the year	-	-	-	-	-	-		-	5,167	5,167	3,951	9,118
Other comprehensive income for the year	-	-	-	-	-	-	-	548	-	548	4,471	5,019
Total comprehensive income for the year	-	-	-	-	-	-	-	548	5,167	5,715	8,422	14,137
As provided by Ordinary and Extraordinary Shareholders’ Meeting held on October 30, 2015 and November 26, 2015:
- Legal reserve	-	-	-	-	-	83	-	-	(83)	-	-	-
- Reserve for future dividends	-	-	-	-	-	-	-	31	(31)	-	-	-
- Special reserve	-	-	-	-	-	-	-	-	-	-	28	28
- Other reserves	-	-	-	-	-	-	-	-	-	-	25	25
- Cash dividends	-	-	-	-	-	-	-	-	-	-	(75)	(75)
Incorporation for business combination	-	-	-	-	-	-	-	-	-	-	8,630	8,630
Share-basedcompensation	-	-	-	-	-	-	-	17	-	17	39	56
Equity incentive plan granted	-	-	-	-	3	-	-	(4)	1	-	-	-
Changes in non- controlling interest	-	-	-	-	-	-	-	(92)	-	(92)	513	421
Cumulative translation adjustment of interest held before business combination	-	-	-	-	-	-	-	(58)	-	(58)	(33)	(91)
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	36	36
Capital reduction	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	45	-	45	51	96
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(17)	(17)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(615)	(615)
Reimbursement expired dividends	-	-	-	-	-	-	-	-	6	6	-	6
Contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	-	11	11
Balances as of June 30, 2016 (recast)	495	7	65	659	16	83	1,516	1,299	9,521	13,661	23,539	37,200

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2016 and June 30, 2015, respectively.
(ii)
Corresponding to General Resolution 609/12 of the National Securities Commission. It includes the effect as of July 1 st, 2011, due to the change in the valuation method of investment properties. See Note 19.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1 (ii)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2017, 2016 and 2015
 (All amounts in millions of Argentine Pesos as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Share warrants	Legal reserve	Special reserve (ii)	Other reserves (Note 19)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ Equity
Balances as of June 30, 2014	491	11	65	773	-	106	82	634	851	(1,067)	1,946	2,489	4,435
Adjustments for changes in accounting policies and standards (iii)	-	-	-	-	-	-	-	1,516	333	3,503	5,352	3,240	8,592
Balances as of June 30, 2014 (recast)	491	11	65	773	-	106	82	2,150	1,184	2,436	7,298	5,729	13,027
Profit for the year	-	-	-	-	-	-	-	-	-	954	954	1,289	2,243
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(194)	-	(194)	(251)	(445)
Total comprehensive (loss) income for the year	-	-	-	-	-	-	-	-	(194)	954	760	1,038	1,798
As provided by Ordinary Shareholders’ Meeting held on November 14, 2014:
- Share distribution	6	(6)	-	-	-	-	-	-	-	-	-	-	-
- Share premium	-	-	-	(221)	-	-	-	-	-	221	-	-	-
- Legal reserve	-	-	-	-	-	-	(82)	-	-	82	-	-	-
- Reserve for new developments	-	-	-	-	-	-	-	-	(17)	17	-	-	-
- Special reserve	-	-	-	-	-	-	-	-	-	-	-	34	34
- Other reserves	-	-	-	-	-	-	-	(634)	-	634	-	-	-
- Reserve for repurchase of shares	-	-	-	-	-	-	-	-	(113)	113	-	-	-
- Exercise of warrants	-	-	-	1	-	-	-	-	-	-	1	-	1
Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(137)	(137)
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	(228)	(228)
Reserve for share-based compensation	-	-	-	-	-	-	-	-	28	-	28	8	36
Acquisition of treasury shares	(3)	3	-	-	-	-	-	-	(32)	-	(32)	-	(32)
Maturity of share warrants	-	-	-	106	-	(106)	-	-	-	-	-	-	-
Equity incentive plan granted	1	(1)	-	-	13	-	-	-	(16)	3	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(28)	-	(28)	68	40
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	1	1	-	1
Contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	16	16
Balances as of June 30, 2015 (recast)	495	7	65	659	13	-	-	1,516	812	4,461	8,028	6,528	14,556

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2015 and June 30, 2014, respectively.
(ii)
Corresponding to General Resolution 609/12 of the National Securities Commission. It includes the effect as of July 1 st, 2011, due to the change in the valuation method of investment properties. See Note 19.
(iii)
See Note 2.1 (ii).

The accompanying notes are an integral part of these Consolidated Financial Statements.

Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1 (ii)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2017, 2016 and 2015
  (All amounts in millions of Argentine Pesos as otherwise indicated)

	Note	06.30.17	06.30.16 (recast)	06.30.15 (recast)
Operating activities:
Cash generated from operations	18	9,887	4,814	942
Income tax paid		(968)	(811)	(430)
Net cash generated from continuing operating activities		8,919	4,003	512
Net cash generated from discontinued operating activities		322	77	-
Net cash generated from operating activities		9,241	4,080	512
Investing activities:
Payment for subsidiary acquisition, net of cash acquired		(46)	-	-
Cash incorporated by business combination		-	9,193	-
Acquisition of interest in joint ventures and associates		(348)	-	(1,242)
Capital contributions to joint ventures and associates		(190)	(207)	(126)
Proceeds from sale of associates and joint ventures		-	9	56
Acquisition of investment properties		(2,854)	(888)	(250)
Proceeds from sales of investment properties		291	1,394	2,447
Acquisition of property, plant and equipment		(3,646)	(1,135)	(239)
Proceeds from sales of property, plant and equipment		9	3	12
Proceeds from sales of farmlands		209	-	316
Acquisition of intangible assets		(507)	(134)	(10)
Acquisition of investments in financial instruments		(6,317)	(13,513)	(4,610)
Disposals of investments in financial instruments		6,789	14,129	4,487
Loans granted to joint ventures and associates		(7)	(852)	-
Proceeds from loans granted to joint ventures and associates		-	80	10
Dividends received		265	101	18
Suppliers advances		(6)	(7)	(14)
Net cash (used in) / generated from continuing investing activities		(6,358)	8,173	855
Net cash generated from discontinued investing activities		3,943	454	-
Net cash (used in) / generated from investing activities		(2,415)	8,627	855
Financing activities:
Repurchase of non-convertible notes		(546)	(209)	(305)
Repurchase of treasury shares		-	-	(33)
Issuance of capital		2,112	-	-
Issuance of non-convertible notes		20,435	8,012	693
Repayment of non-convertible notes		(5,949)	(4,291)	(1,072)
Borrowings		9,061	7,187	1,498
Repayment of borrowings		(15,656)	(10,951)	(1,450)
Repayment of borrowings from joint ventures and associates		(14)	(6)	(2)
Exercise of warrants		-	-	1
Proceeds from exercise of options granted		-	6	-
Borrowings from joint ventures and associates		-	4	22
Payment of seller financing		-	(72)	(3)
Acquisition of non-controlling interest in subsidiaries		(1,128)	(1,192)	(32)
Dividends paid		(2,610)	(239)	(34)
Capital distribution to non-controlling interest in subsidiaries		(6)	(197)	(228)
Payment of derivative financial instruments		(131)	(620)	(233)
Proceeds from derivative financial instruments		159	2,093	2
Receipts from claims		-	90	-
Contributions from non-controlling interest		202	1	16
Sale of equity interest in subsidiaries to non-controlling interest		2,738	86	182
Interest paid		(5,918)	(3,698)	(799)
Net cash generated from / (used in) continuing financing activities		2,749	(3,996)	(1,777)
Net cash used in discontinued financing activities		(839)	(499)	-
Net cash generated from / (used in) financing activities		1,910	(4,495)	(1,777)
Net increase / (decrease) in cash and cash equivalents from continuing activities		5,310	8,180	(410)
Net Increase in cash and cash equivalents from discontinued activities		3,426	32	-
Net Increase / (decrease) in cash and cash equivalents		8,736	8,212	(410)
Cash and cash equivalents at beginning of year	18	14,096	634	1,003
Cash and cash equivalents reclassified to held for sale		(157)	-	-
Foreign exchange gain on cash and cash equivalents		2,688	5,250	41
Cash and cash equivalents at end of year	18	25,363	14,096	634

   The accompanying notes are an integral part of these Consolidated Financial Statements.

Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1 (ii)

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

IFISA is the parent company and is a corporation established and domiciled in Uruguay, and IFIS Limited is the ultimate parent company.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on October 31, 2017.

As of June 30, 2017, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below (Note 7):

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

1.
The Group’s business and general information (Continued)

            (i)  Remains in current and non-current assets, as financial assets held for sale.
(ii)
  Corresponds to Group’s associates, which are hence excluded from consolidation.
(iii)
Disclosed in Groups of assets and liabilities held for sale.

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

Urban properties and investments business

Operations Center in Argentina

The activities of the operations center in Argentina are mainly developed through IRSA and IRSA’s subsidiary, IRSA CP. Through IRSA and IRSA CP, the Group owns, manages and develops 16 Shopping malls across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, capital of Argentina, and since 2009 it entered into the United States of Americas (“USA”) real estate market, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA and IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Consolidated Financial Statements to denote investment, development and/or trading properties activities. IRSA CP's shares are listed both on the BASE (BYMA: IRCP) and the NASDAQ (Merval: IRCP) and NASDAQ (Merval: IRCP). IRSA's shares are listed both on the BASE (Merval: IRSA) and the NYSE (NYSE: IRS).

The activities of the Group’s segment “Financial operations, Corporate and others” is carried out mainly through BHSA, where the Group have a 29.91% interest (without considering treasury shares). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small, medium-sized and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the BASE (BYMA: BHIP). Additionally, the Group has a 43.93% indirect interest in Tarshop whose main activities are credit card and the provision of loans.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

1.
The Group’s business and general information (Continued)

Operations Center in Israel

During the fiscal year ended June 30, 2014, the Group made an investment in the Israeli market, through DFL and DN B.V., in IDBD -an Israeli company-, with an initial interest of 26.65%. On October 11, 2015, the Group gain control over IDBD (Note 3). As a result, the Group consolidates significant figures of several industries from IDBD and its subsidiaries.

IDBD is one of the Israeli largest and most diversified conglomerates, which is involved, through its subsidiaries and other investments, in several markets and industries, including real estate, supermarkets, insurance, telecommunications, etc.; controlling or holding any equity interest in companies such as Clal (Insurance), Cellcom (Telecommunications), Shufersal (Supermarkets), PBC (Real Estate), among others. IDBD is only listed in the TASE as a “Debentures Company” in accordance with Israeli law, because some of its bonds are trading.

IDBD has certain restrictions and financial covenants in connection with its financial debt, included in its debentures, loans from banks and financial institutions. In relation to IDBD’s financial position, its cash flows and its ability to meet its financial debt commitments, the following should be taken into consideration:

●
Since September 2016, after the sale of Adama and the increase in market value of its subsidiaries, IDBD considers that it is possible to obtain new financing in the market or refinance its actual debts. In this regard, IDBD has recently completed successful issuance of debentures, as mentioned in Note 22. Additionally, it has made early repayments of its financial debt and has managed to renegotiate the related financial restrictions.

●
As mentioned in Note 7 DIC declared dividends, out of which IDBD received approximately NIS 271 (equivalent to approximately Ps. 1,219), net of the exercise of warrants mentioned in Note 3.c.

●
In February 2017, Standard & Poor’s Maalot upgraded the rating of IDBD debentures, from CCC to BB. Subsequently, in July 2017, S&P Maalot increased the rating again to BBB with stable outlook.

●
As mentioned in Note 16, IDBD sold part of its stake in Clal and signed a swap agreement for the future sale.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

1.
The Group’s business and general information (Continued)

Given the reasons described above, IDBD considers that it has enough resources to continue operating for at least 12 months after the date of these Consolidated Financial Statements.

It should be noted that the Board of Directors of IDBD has in place a 24-month cash flow forecast to June 30, 2019, wich assumes that IDBD will receive cash from the realization of private investments directly held by IDBD. As a result, IDBD expects to honor all its liabilities until the second quarter of 2019. Even though consummation of such plans does not depend entirely on factors under its control, IDBD believes it will succeed in finalizing these or other plans.

Based on the foregoing, IDBD’s management considers that there are no material uncertainties regarding its ability to operate as a going concern, given its current financial position and its ability to fulfil its financial commitments in time and in due form and its capacity to carry out its business plan.

Notwithstanding the foregoing, IDBD expects to pay financial liabilities for NIS 1,413 (equivalent to approximately Ps. 6,641 as of the closing date of these Consolidated Financial Statements) in November 2019, that payment would be affected by factors that are out of IDBD control, such as, its ability to carry out its plans to sell its equity interest in Clal considering the scheme determined by the Capital Market, Insurance and Saving Commission of Israel (“the Commissioner”), the requirements of the Act to Promote Competition and Reduce Concentration (“Concentration Act”) and its ability to deal with the implications of the Concentration Act and to comply with the restrictions set out therein regarding the control of companies through a pyramidal structure (Note 7), among others.

IDBD expects that the consideration to be received from the sale of Clal pursuant to the Commissioner’s scheme, namely the sale of 5% tranches payable every four months, to the extent it is implemented – to be low and even significantly low with respect to a block sale of its controlling interest in Clal. However, even if Clal’s shares will continued to be sold in accordance to the scheme established by the Commissioner, IDBD’s management considers that it would as well have additional sources of cash flows available to obtain funds to pay its commitments in November 2019. IDBD’s management considers that it will be able to pay timely its commitments and continue with its operations. In July 2017, following the end of the fiscal year, IDBD received an initial and non-binding offer from an international group for the possible purchase of all of its equity interests in Clal, for nearly NIS 4.71 billion (or Ps. 22.21 billion). See Note 38.

It should be noted that the financial position of IDBD and its subsidiaries at the operations center in Israel does not adversely affect Cresud´s cash flows to satisfy the debts of Cresud.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

In addition, the commitments and other covenants resulting from IDBD financial debt do not have impact on Cresud and/or IRSA since such indebtedness has no recourses against Cresud and/or IRSA and it is not guaranteed by Cresud or IRSA's assets.

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Financial Statements

(i)
Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB and interpretations issued by the IFRIC. All IFRS applicable as of the date of these Consolidated Financial Statements have been applied.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the Financial Statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three year period.

Considering the released inflation data, the declining inflation trend and in view that all other indicators do not lead to a final conclusion, the Board of Directors understands that there is no enough evidence to conclude that Argentina is a hyperinflationary economy as of June 30, 2017. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the current fiscal year.

However, over the last years, certain macroeconomic variables affecting the Company’s business, such as payroll costs and input prices, have experienced significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial condition and results of operations of the Company in these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

IDBD’s fiscal year ends on December 31 each year and Cresud’s fiscal year ends on June 30. Furthermore, IDBD’s quarterly and annual reporting follows the guidelines of Israeli standards, which means that the information is available after the applicable statutory terms in Argentina. Therefore, is not be able to include IDBD’s quarterly results in its Consolidated Financial Statements to be filed with the CNV within the applicable statutory terms in Argentina. Therefore, IDBD’s results of operations are consolidated with a three-month lag, adjusted by the effects of material transactions that take place during the reported period. Hence, IDBD’s results of operations for the 12-month period beginning April 1st, 2016 through March 31, 2017 are included in the Group’s Consolidated Statement of Comprehensive Income for the fiscal year ended June 30, 2017, adjusted by such material transactions occurred between April 1st, 2017 and June 30, 2017. In addition, IDBD’s results of operations for the period beginning October 11, 2015 (the acquisition of control) through March 31, 2016 are included in the Group’s Consolidated Statement of Comprehensive Income for the fiscal year ended June 30, 2016, adjusted by such material transactions occurred between April 1 st, 2016 and June 30, 2016.

(ii)
Recast to Financial Statements previously issued due to change in accounting policies

The Group’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40. The Group considers this change more reliably reflects the current value of its core assets and therefore provides more relevant information to Management, users of the Financial Statements and others.

The Group has therefore retroactively changed the previously issued Consolidated Financial Statements as required by IAS 8.

The tables below include reconciliations between the Statements of Comprehensive Income / (operations) for the fiscal years ended June 30, 2016 and 2015, and the Statements of Financial Position as of June 30, 2016, 2015, and 2014 as they were originally issued, and the current Consolidated Financial Statements (recast). There is no impact on any of the relevant total sums of the Consolidated Statement of Cash Flows.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Statement of Comprehensive Income / (Operations) for the fiscal year ended June 30, 2016:

	06.30.16 (as originally issued)	06.30.16 (adjustment)		06.30.16 (other reclassifications)	06.30.16 (recast)
Revenues	35,384	-		(1,152)	34,232
Costs	(26,090)	550	a)	859	(24,681)
Initial recognition and changes in the value of biological assets and agricultural products at the point of harvest	1,660	(21)	(i)	-	1,639
Changes in the net realizable value of agricultural products after harvest	208	-		-	208
Gross profit / (loss)	11,162	529		(293)	11,398
Gain / (loss) from changes in the fair value of investment properties	-	17,878	c)	(339)	17,539
Gain / (loss) from disposal of investment properties	1,101	(1,101)	b)	-	-
Loss from disposal of farmlands	(2)	-		-	(2)
General and administrative expenses	(2,244)	-		94	(2,150)
Selling expenses	(6,279)	-		244	(6,035)
Other operating results, net	(44)	(49)	d)	(26)	(119)
Management fees	-	(534)	h)	-	(534)
Profit / (Loss) from operations	3,694	16,723		(320)	20,097
Share of (loss) / profit of associates and joint ventures	473	289	e)	(228)	534
Profit / (loss) before financing and taxation	4,167	17,012		(548)	20,631
Finance income	1,974	-		(492)	1,482
Finance costs	(7,719)	1		270	(7,448)
Other financial results	(510)	-		352	(158)
Financial results, net	(6,255)	1		130	(6,124)
(Loss) / Profit before income tax	(2,088)	17,013		(418)	14,507
Income tax	197	(6,004)	f)	(26)	(5,833)
(Loss) / Profit for the year from continuing operations	(1,891)	11,009		(444)	8,674
Profit from discontinued operations after income tax	-	-		444	444
(Loss) / Profit for the year	(1,891)	11,009	(i)	-	9,118

Attributable to:
Equity holders of the parent	(1,038)	6,205		-	5,167
Non-controlling interest	(853)	4,804		-	3,951

(i)
Correspond to adjustments due to change in accounting standards. See Note 2.2.1. Profit for the year include a net effect of Ps. 10 (loss).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

	06.30.16 (as originally issued)	06.30.16 (adjustment)		06.30.16 (other reclassifications)	06.30.16 (recast)
(Loss) / Profit for the year	(1,891)	11,009	(i)	-	9,118
Other comprehensive Income / (loss):
Items that may be reclassified subsequently to profit or loss:
Cumulative translation adjustment	4,764	390	g)	85	5,239
Change in the fair value of hedging instruments net of income taxes	(93)	-		96	3
Items that may not be reclassified subsequently to profit or loss:
Actuarial (loss) / profit from defined benefit plans	(42)	-		13	(29)
Other comprehensive income for the year from continuing operations	4,629	390		194	5,213
Other comprehensive loss for the year from discontinued operations	-	-		(194)	(194)
Total comprehensive income for the year	2,738	11,399		-	14,137

Attributable to:
Equity holders of the parent	(737)	6,452		-	5,715
Non-controlling interest	3,475	4,947		-	8,422

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Statement of Comprehensive Income / (Operations) for the fiscal year ended June 30, 2015:

	06.30.15 (as originally issued)	06.30.15 (adjustment)		06.30.15 (recast)
Revenues	5,652	-		5,652
Costs	(4,770)	155	a)	(4,615)
Initial recognition and changes in the value of biological assets and agricultural products at the point of harvest	1,324	23	(i)	1,347
Changes in the net realizable value of agricultural products after harvest	(34)	-		(34)
Gross profit	2,172	178		2,350
Net gain from fair value adjustment of investment properties	-	4,055	c)	4,055
Gain / (loss) from disposal of investment properties	1,150	(1,150)	b)	-
Gain from disposal of farmlands	550	-		550
General and administrative expenses	(618)	11		(607)
Selling expenses	(474)	-		(474)
Other operating results, net	12	5	d)	17
Management fees	-	(145)	h)	(145)
Profit from operations	2,792	2,954		5,746
Share of (loss) / profit of associates and joint ventures	(1,026)	209	e)	(817)
Profit before financing and taxation	1,766	3,163		4,929
Finance income	241	5		246
Finance costs	(1,685)	-		(1,685)
Other financial results	156	(7)		149
Financial results, net	(1,288)	(2)		(1,290)
Profit before income tax	478	3,161		3,639
Income tax	(303)	(1,093)	f)	(1,396)
Profit for the year from continuing operations	175	2,068		2,243
Profit / (Loss) from discontinued operations after income tax	-	-		-
Profit for the year	175	2,068	(i)	2,243

Attributable to:
Equity holders of the parent	(250)	1,204		954
Non-controlling interest	425	864		1,289

(ii)
Correspond to the adjustments due to change in accounting standards. See Note 2.2.1. Profit for the year include a net effect of Ps. 16 gain.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

	06.30.15 (as originally issued)	06.30.15 (adjustment)		06.30.15 (recast)
Profit for the year	175	2,068	(i)	2,243
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Cumulative translation adjustment	(440)	(5)	g)	(445)
Other comprehensive loss for the year from continuing operations	(440)	(5)		(445)
Total comprehensive income for the year	(265)	2,063		1,798

Attributable to:
Equity holders of the parent	(441)	1,201		760
Non-controlling interest	176	862		1,038

Explanation of the changes in the Consolidated Statement of Comprehensive Income / (Operations)

a)
Corresponds to the elimination of depreciation expense of the investment properties and the adjustment, if applicable, to the depreciation of property, plant and equipment (see “Explanation of changes in the Statement of Financial Position” – point b).
b)
It corresponds to the elimination of the gain/loss on the sale of investment properties, for such property is accounted for at its fair value on the date of sale, which generally coincides with the transaction price (see point d).
c)
It represents the net change in the fair value of investment properties.
d)
The expenses related to the disposal of investment properties have been reclassified under this line. Previously they were included under “Gain / (loss) from disposal of investment properties”.
e)
It corresponds to changes in share of profit / (loss) in associates and joint ventures, as per the equity method, after applying the change to equity method valuation implemented by the Group.
f)
It reflects the tax effect on the items indicated above, as applicable.
g)
It corresponds to exchange differences related to foreign business following the change in the accounting policy implemented by the Group.
h)
It corresponds to the re-measurement of management fees, as indicated in Note 32.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Statement of Financial Position as of June 30, 2016:

	06.30.16 (as originally issued)	06.30.16 (adjustment)		06.30.16 (recast)
ASSETS
Non-current assets
Investment properties	49,766	32,739	a)	82,505
Property, plant and equipment	26,300	501	b)	26,801
Trading properties	4,472	261	b)	4,733
Intangible assets	11,814	-		11,814
Biological assets	677	(180)	(i)	497
Investments in joint ventures and associates	16,534	641	c)	17,175
Deferred income tax assets	1,658	(409)	d)	1,249
Income tax credit	173	-		173
Restricted assets	129	-		129
Trade and other receivables	3,773	-		3,773
Financial assets and other assets held for sale	3,346	-		3,346
Investment in financial assets	2,226	-		2,226
Derivative financial instruments	8	-		8
Employee benefits	4	-		4
Total non-current assets	120,880	33,553		154,433
Current assets
Trading properties	241	-		241
Biological assets	455	97	(i)	552
Inventories	3,900	-		3,900
Restricted assets	748	-		748
Income tax credit	541	-		541
Financial assets and other assets held for sale	1,256	-		1,256
Trade and other receivables	14,158	-		14,158
Investment in financial assets	9,673	-		9,673
Derivative financial instruments	53	-		53
Cash and cash equivalents	14,096	-		14,096
Total current assets	45,121	97		45,218
TOTAL ASSETS	166,001	33,650		199,651

SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	495	-		495
Treasury shares	7	-		7
Inflation adjustment of share capital and treasury shares	65	-		65
Share premium	659	-		659
Additional paid-in capital from treasury shares	16	-		16
Legal reserve	83	-		83
Other reserves	1,086	213		1,299
Special reserve	-	1,516		1,516
Retained earnings	(1,390)	10,911		9,521
Total capital and reserves attributable to equity holders of the parent	1,021	12,640	e)	13,661
Non-controlling interest	14,211	9,328	f)	23,539
TOTAL SHAREHOLDERS’ EQUITY	15,232	21,968	(i)	37,200

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

	06.30.16 (as originally issued)	06.30.16 (adjustment)		06.30.16 (recast)
LIABILITIES
Non-current liabilities
Trade and other payables	1,528	936	g)	2,464
Borrowings	93,808	-		93,808
Deferred income tax liabilities	7,662	11,542	d)	19,204
Derivative financial instruments	121	(1)		120
Payroll and social security liabilities	21	(1)		20
Provisions	1,341	(794)	c)	547
Employee benefits	689	-		689
Total non-current liabilities	105,170	11,682		116,852
Current liabilities
Trade and other payables	18,443	-		18,443
Income tax and minimum presumed income tax liabilities	624	-		624
Payroll and social security liabilities	1,856	-		1,856
Borrowings	23,488	-		23,488
Derivative financial instruments	147	-		147
Provisions	1,041	-		1,041
Total current liabilities	45,599	-		45,599
TOTAL LIABILITIES	150,769	11,682		162,451
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	166,001	33,650		199,651

(i)
Correspond to adjustments due to change in accounting standards. See Note 2.2.1. Total shareholder equity Include a net effect of Ps. 7 (loss).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Statement of Financial Position as of June 30, 2015:

	06.30.15 (as originally issued)	06.30.15 (adjustment)		06.30.15 (recast)
ASSETS
Non-current assets
Investment properties	3,475	15,831	a)	19,306
Property, plant and equipment	1,977	236	b)	2,213
Trading properties	130	13	b)	143
Intangible assets	176	-		176
Biological assets	459	(113)	(i)	346
Investment in joint ventures and associates	2,772	418	c)	3,190
Deferred income tax assets	653	1	d)	654
Income tax credit	160	1		161
Restricted assets	4	-		4
Trade and other receivables	427	-		427
Investment in financial assets	623	-		623
Derivative financial instruments	208	-		208
Total non-current assets	11,064	16,387		27,451
Current assets
Trading properties	3	-		3
Biological assets	120	60	(i)	180
Inventories	511	-		511
Restricted assets	607	-		607
Income tax credit	31	-		31
Trade and other receivables	1,772	1		1,773
Investment in financial assets	504	-		504
Derivative financial instruments	30	-		30
Cash and cash equivalents	634	-		634
Total current assets	4,212	61		4,273
TOTAL ASSETS	15,276	16,448		31,724

SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	495	-		495
Treasury shares	7	-		7
Inflation adjustment of share capital and treasury shares	65	-		65
Share premium	659	-		659
Additional paid-in capital from treasury shares	13	-		13
Other reserves	579	233		812
Special reserve	-	1,516		1,516
Retained earnings	(245)	4,706		4,461
Total capital and reserves attributable to equity holders of the parent	1,573	6,455	e)	8,028
Non-controlling interest	2,330	4,198	f)	6,528
TOTAL SHAREHOLDERS’ EQUITY	3,903	10,653	(i)	14,556

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

	06.30.15 (as originally issued)	06.30.15 (adjustment)		06.30.15 (recast)
LIABILITIES
Non-current liabilities
Trade and other payables	264	402	g)	666
Borrowings	5,833	-		5,833
Deferred income tax liabilities	151	5,738	d)	5,889
Derivative financial instruments	270	-		270
Payroll and social security liabilities	5	-		5
Provisions	387	(345)	c)	42
Total non-current liabilities	6,910	5,795		12,705
Current liabilities
Trade and other payables	1,307	-		1,307
Income tax and minimum presumed income tax liabilities	142	-		142
Payroll and social security liabilities	230	-		230
Borrowings	2,466	-		2,466
Derivative financial instruments	263	-		263
Provisions	55	-		55
Total current liabilities	4,463	-		4,463
TOTAL LIABILITIES	11,373	5,795		17,168
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	15,276	16,448		31,724

(i)
Correspond to adjustments due to change in accounting standards. See Note 2.2.1. Total shareholder equity Include a net effect of Ps. 11 gain.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Statement of Financial Position as of June 30, 2014:

	06.30.14 (as originally issued)	06.30.14 (adjustment)		06.30.14 (recast)
ASSETS
Non-current assets
Investment properties	3,455	12,626	a)	16,081
Property, plant and equipment	2,382	128	b)	2,510
Trading properties	133	1	b)	134
Intangible assets	175	-		175
Biological assets	445	(143)	(i)	302
Investments in associates and joint ventures	2,375	329	c)	2,704
Deferred income tax assets	853	(337)	d)	516
Income tax credit	177	-		177
Restricted assets	51	-		51
Trade and other receivables	475	-		475
Investment in financial assets	275	-		275
Total non-current assets	10,796	12,604		23,400
Current assets
Trading properties	5	-		5
Biological assets	196	70	(i)	266
Inventories	440	-		440
Income tax credit	20	-		20
Financial assets and other assets held for sale	1,358	290	b)	1,648
Trade and other receivables	1,438	-		1,438
Investment in financial assets	495	-		495
Derivative financial instruments	33	-		33
Cash and cash equivalents	1,003	-		1,003
Total current assets	4,988	360		5,348
TOTAL ASSETS	15,784	12,964		28,748

SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	491	-		491
Treasury shares	11	-		11
Share warrants	106	-		106
Inflation adjustment of share capital and treasury shares	65	-		65
Share premium	773	-		773
Legal reserve	82	-		82
Other reserves	851	333		1,184
Special reserve	634	1,516		2,150
Retained earnings	(1,067)	3,503		2,436
Total capital and reserves attributable to equity holders of the parent	1,946	5,352	c)	7,298
Non-controlling interest	2,489	3,240	f)	5,729
TOTAL SHAREHOLDERS’ EQUITY	4,435	8,592	(i)	13,027

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

	06.30.14 (as originally issued)	06.30.14 (adjustment)		06.30.14 (recast)
LIABILITIES
Non-current liabilities
Trade and other payables	217	268	g)	485
Borrowings	5,315	-		5,315
Deferred income tax liabilities	471	4,152	d)	4,623
Derivative financial instruments	321	-		321
Payroll and social security liabilities	5	-		5
Provisions	221	(178)	c)	43
Total non-current liabilities	6,550	4,242		10,792
Current liabilities
Trade and other payables	1,004	-		1,004
Income tax and minimum presumed income tax liabilities	73	-		73
Payroll and social security liabilities	202	-		202
Borrowings	2,639	-		2,639
Derivative financial instruments	53	-		53
Provisions	21	-		21
Liabilities available for sale and discontinued operations	807	130	b)	937
Total current liabilities	4,799	130		4,929
TOTAL LIABILITIES	11,349	4,372		15,721
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	15,784	12,964		28,748

(i)
Correspond to adjustments due to change in accounting standards. See Note 2.2.1. Total shareholder equity Include a net effect of Ps. 6 (loss).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

Explanation of the changes in the Statement of Financial Position

a)
It corresponds to the net change in the fair value of investment properties, the elimination of depreciation expense and, if applicable, the valuation adjustment for transfers to other items (see point b).
b)
It corresponds to the valuation adjustment of transfers of investment properties to these line.
c)
It relates to change in the value, as per the equity method, in associates and joint ventures after applying the change to equity in the accounting policy implemented by the Group.
d)
It represents the tax impact on the above items, as applicable.
e)
It corresponds to the effect of the aforementioned items on equity attributable to the shareholders of the parent company.
f)
It corresponds to the effect of previous items attributable to non-controlling interest.
g)
Provisions for management fees.

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

(iv)
Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are of Argentine Pesos, references to ‘US$’ or ‘US Dollars’ are millions of USA dollars, references to ‘Rs.’ are millions of Brazilian Reais and references to ‘NIS‘ are millions of New Israeli Shekel.

(v)
Fiscal year-end

The fiscal year begins on July 1 and ends on June 30 of the following year.

(vi)
Accounting criteria

The Consolidated Financial Statements have been prepared under historical cost criteria, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, share-based payments at fair value, biological assets and agricultural produce at the point of harvest measured at fair value less costs to sell, and agricultural produce after harvest measured at net realizable value, financial assets and other assets held for sale and investment properties.

(vii)
Reporting cash flows

The Group reports operating activities cash flows using the indirect method. Interest paid is presented within financing activities. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed within from investing activities as this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed within operating activities because these items are sold in the ordinary course of business.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

(viii)
Use of estimates

The preparation of Consolidated Financial Statements at a certain date requires the Management of the Group to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimations and significant judgments are described in Note 5.

2.2.
New accounting standards

The following standards, amendments and interpretations have been published by the IASB and by the IFRIC. Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group at the time of application.

Amendments to IAS 40 "Transfers of Investment Properties". The amendments clarify the conditions that should be met for an entity to transfer a property to, or from, investment properties. Become effective for the fiscal year beginning January 1, 2018, that is, fiscal year ended June 30, 2019 for the Group. Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its Financial Statements.

Cycle of annual improvements 2014-2016. IFRS 12 “Disclosure of Interests in other entities”. Clarifies the standard scope. Become effective for the fiscal year beginning January 1, 2017, that is, fiscal year ended June 30, 2018 for the Group. Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its Financial Statements.

Cycle of annual improvements 2014-2016. IAS 28 “Investments in Associates and Joint ventures”. It clarifies that the option to measure an associate or a joint venture at fair value for a qualifying entity is available upon initial recognition. Become effective for the fiscal year beginning January 1, 2018, that is, fiscal year ended June 30, 2019 for the Group. Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

IFRS 16 "Leases". Will supersede IAS 17 currently in force (and associated interpretations) and its scope includes all leases, with a few specific exceptions. Under the new standard, lessees are required to account for leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17. There are two exceptions to this rule: to recognize the lease of low-cost assets (for example, personal computers) and short-term leases (for example, leases for a 12 month or shorter term). As regards the lease commencement date, the lessee shall recognize the obligation to make rental payments (for example, leases payable) and an asset that represents the right to use the leased asset during the term of the lease agreement (for example, rights of use). There is almost no changes to lessor accounting. Become effective for the fiscal year beginning January 1, 2019, that is, fiscal year ended June 30, 2020 for the Group. It may be applied earlier provided IFRS 15 is also adopted. The Group is currently assessing the potential impact of the amendments on its Financial Statements.

Amendments to IAS 7 "Statement of cash flows". Amendments provide that the entity shall disclose information so that users of the Financial Statements may assess the changes in liabilities resulting from financing activities, including both cash-flow and non-cash-flow derivatives. Become effective for the fiscal year beginning January 1, 2017, that is, fiscal year ended June 30, 2018 for the Group. Comparative information for prior fiscal years is not mandatory. Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its Financial Statements.

Amendments to IAS 12 "Recognition of deferred tax assets for unrealized losses". The amendments clarify the accounting of deferred income tax assets in the case of unrealized losses on instruments measured at fair value. Become effective for the fiscal year beginning January 1, 2017, that is, fiscal year ended June 30, 2018 for the Group. Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its Financial Statements.

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

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

IFRS 15 “Revenue from contracts with customers”. Replaces IAS 11 “Construction contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer loyalty programs”, IFRIC 15 “Agreements for the construction of real estate”, IFRIC 18 “Transfer of assets from customers” and SIC-31 “Revenues – Barter transactions involving advertising services”. Provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of obligations assumed with customers. Applies to all contracts with customers, other than those covered by other IFRSs, such as leases insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income. IFRS 15 becomes effective for all fiscal years beginning as from January 1, 2018, that is, for Financial Statements ended on June 30, 2019 and may be adopted earlier. Application is retroactive. As of the date of these Consolidated Financial Statements, the Group is assessing the impact that this standard shall have on its financial position and the results of operations.

Amendments to IFRS 2 "Share-based Payment". The amendments clarify the scope of the standard in relation to (i) accounting of the effects that the concession consolidation conditions have on cash settled share-based payments, (ii) the classification of the share-based payment transactions subject to net settlement, and (iii) accounting for the amendment of terms and conditions of the share-based payment transaction that reclassifies the transaction from cash settled to equity settled. Become effective for the fiscal year beginning January 1, 2018, that is, fiscal year ended June 30, 2019 for the Group. Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its Financial Statements.

On the issue date of these Consolidated Financial Statements, there are no other standards, amendments and interpretations issued by the IASB and IFRIC that are yet to become effective and that are expected to have a material effect on the Group.

2.2.1
Adjustment due to change to accounting standards

During the reported year, the Group has adopted the changes to IAS 16 “Property Plant and Equipment” and to IAS 41 “Agriculture” in relation to production plants. These amendments imply changes in accounting policies and have the following impact on the financial situation and results of operations of the Group, already recognized in the Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

On June 2014, the International Accounting Standards Board issued the amendments to IAS 16 “Property, plant and equipment” and to IAS 41 “Agriculture” whereby it distinguished between bearer plants and other biological assets. Production plants are solely used for product development and its operation is similar to that of manufacturing machinery. As a result, amendments require bearer plants to be accounted for as property, plant and equipment and covered by IAS 16, rather than IAS 41. However, the produce growing on bearer plants will continued to be governed by IAS 41 and will continue to be valued at fair value minus selling costs.

Group's sugarcane fields are recognized as bearer plants under the new definition included in IAS 41. Under IAS 8, modifications are to be applied retrospectively; therefore, the sugarcane field will be reclassified under "Property, plant and equipment" and valued at depreciated cost as from July 1, 2016, with comparative balances being revised retrospectively. Sugarcane fields are depreciated over its useful life under the balance declining method based on the expected yield.

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

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition-date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the Statements of Income as “Bargain purchase gains”.

The Group conducts its business through several holding and operating companies, the principal companies are listed below:

Agricultural business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	June 30, 2017	June 30, 2016	June 30, 2015
Cresud's direct equity interest in:
Brasilagro-Companhia Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	43.43%	42.18%	39.77%
Sociedad Anónima Carnes Pampeanas S.A. (2)	Argentina	Agro-industrial	100.00%	100.00%	100.00%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%	59.59%	59.59%
Helmir S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
IRSA Inversiones y Representaciones S.A. (2)	Argentina	Real State	63.76%	63.77%	64.78%
Agropecuaria Santa Cruz S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Brasilagro's direct equity interest in:
Araucária Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cajueiro Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Ceibo Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cremaq Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Engenho de Maracajú Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Flamboyant Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	99.99%	99.99%	99.99%
Mogno Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Futuros y Opciones.Com. S.A.'s direct equity interest in:
Amauta Agro S.A. (3)	Argentina	Brokerage	98.57%	98.57%	98.57%
FyO Acopio S.A. (3)	Argentina	Warehousing and brokerage	98.57%	98.57%	98.57%
FyO Chile SPA	Chile	Brokerage	100.00%	-	-
Agropecuaria Santa Cruz S.A.'s direct equity interest in:
Agropecuaria Acres del Sud S.A. (2)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yatay Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yuchán Agropecuaria S.A. (2)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Sedelor S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Codalis S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Alafox S.A.	Uruguay	Investment	100.00%	100.00%	100.00%

(1)
The Group exercises “de facto control” over Brasilagro as a result of (i) the percentage and concentration of voting rights of the Group, as well as potential voting rights of warrants held by the Group and the absence of other shareholders with significant voting rights, (ii) the absence of a voting agreement among the other shareholders to vote together as a group, (iii) the record of attendance to Shareholders’ Meetings and the record of votes casted by the other shareholders; and (iv) the effective control exercised by the Group to direct Brasilagro’s activities through its seat in the Board of Directors. See Note 7 for further information regarding to Brasilagro.
(2)
Includes interest indirectly held through Helmir.
(3)
Includes interest directly held through Cresud.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Urban properties and investments business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	June 30, 2017	June 30, 2016	June 30, 2015
IRSA's direct equity interest:
IRSA CP (1)	Argentina	Real Estate	94.61%	94.61%	95.80%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.	Argentina	Hotel	80.00%	80.00%	80.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
IRSA – Galerías Pacífico S.A. Unión Transitoria	Argentina	Hotel	50.00%	-	-
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Solares de Santa María S.A. (3)	Argentina	Real Estate	-	-	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Unicity S.A. (3)	Argentina	Investment	-	-	100.00%

IRSA CP's direct equity interest in:
Arcos del Gourmet S.A.	Argentina	Real Estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real Estate	53.68%	53.68%	53.68%
Fibesa S.A. (4)	Argentina	Real Estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real Estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real Estate	99.92%	99.14%	99.14%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	-	-

Tyrus S.A.'s direct equity interest in:
DFL (4)	Bermudas	Investment	91.57%	91.57%	91.57%
I Madison LLC	USA	Investment	100.00%	100.00%	100.00%
IRSA Development LP	USA	Investment	100.00%	100.00%	100.00%
IRSA International LLC	USA	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group IV LP (REIG IV)	Bermudas	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group V LP	Bermudas	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct equity interest in:
Real Estate Strategies LP	Bermudas	Investment	66.83%	66.83%	66.83%
DFL's direct equity interest in:
IDB Development Corporation Ltd.	Israel	Investment	68.28%	68.28%	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	June 30, 2017	June 30, 2016	June 30, 2015
IDBD's direct equity interest in:
Discount Investment Corporation Ltd. (5)	Israel	Investment	77.25%	76.43%	76.43%
IDB Tourism (2009) Ltd.	Israel	Tourism services	100.00%	100.00%	100.00%
IDB Group Investment Inc	Israel	Investment	100.00%	100.00%	100.00%
DIC's direct equity interest in:
Property & Building Corporation Ltd.	Israel	Investment	64.44%	76.45%	-
Shufersal Ltd.	Israel	Investment	54.19%	52.95%	-
Koor Industries Ltd.	Israel	Investment	100.00%	100.00%	-
Cellcom Israel Ltd. (6)	Israel	Investment	42.26%	41.77%	-
Elron Electronic Industries Ltd.	Israel	Investment	50.32%	50.32%	-
Bartan Holdings and Investments Ltd.	Israel	Investment	55.68%	55.68%	-
Epsilon Investment House Ltd.	Israel	Investment	68.75%	68.75%	-

(1) Includes interest indirectly held through Tyrus S.A.
(2)
The Group has consolidated the investment in Llao Llao Resorts S.A. considering its equity and a shareholder agreement that confers it majority of votes in the decision making process.
(3) Were merged on July 1, 2015.
(4) Includes interest held through Ritelco S.A.
(5) Includes Tyrus's equity interest held through DFL.
(6)
DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes vis-à-vis other shareholders, also taking into account the historic voting performance in the Shareholders’ Meetings.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant.

(b)
Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The recorded value corresponds to is the difference between the fair value of the consideration paid and/or receive and the relevant share acquired and/or transferred of the carrying value of net assets of the subsidiary.

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

(d)
Associates

Associates are all entities over which the Group has significant influence but not control, representing an interest of between 20% at least 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, except as otherwise indicated as explained below. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

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

As of each year-end or upon the existence of evidence of impairment, a determination is made as to whether there is any objective indication of impairment in the value of the investments in associates. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount adjacent to "Share of profit / (loss) of associates and joint ventures" in the Statements of Income.

(e)
Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Investments in joint ventures are accounted for under the equity method. Under the equity method of accounting, interests in joint ventures are initially recognized in the Consolidated Statement of Financial Position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses in the Statements of Income and in other comprehensive income respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

The Group determines at each reporting date whether there is any objective evidence that the investment amount in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the difference to "Share of profit / (loss) of associates and joint ventures" in the Statement of Income.

2.4.
Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker, responsible for allocating resources and assessing performance of them. The operating segments are described in Note 6.

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

(b)
Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities nominated in foreign currencies are recognized in the profit or loss for the year.

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

2.6.
Investment properties

Investment properties are those properties owned by the Group that are held either to earn long-term rental income or for capital appreciation, or both, and that are not occupied by the Group for its own operations. Investment property also includes property that is being constructed or developed for future use as investment property. The Group also classifies land whose future use has not been determined yet as investment properties.

The Group’s investment properties primarily comprise the Group’s portfolio of shopping malls and offices, farmland leased out to third parties, certain property under development and undeveloped land.

Where a property is partially owner-occupied, with the rest being held for rental income or capital appreciation, the Group accounts for the portions separately. The portion that is owner-occupied is accounted for as property, plant and equipment under IAS 16 “Property, Plant and Equipment” and the portion that is held for rental income or capital appreciation, or both, is treated as investment properties under IAS 40 “Investment Properties”.

Investment properties are measured initially at cost. Cost comprises the purchase price and directly attributable expenditures, such as legal fees, certain direct taxes, commissions and in the case of properties under construction, the capitalization of financial costs.

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

Direct expenses related to lease contract negotiation (such as payment to third parties for services rendered and certain specific taxes related to execution of such contracts) are capitalized as part of the book value of the relevant investment properties and amortized over the term of the lease.

Borrowing costs associated with properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment in the short term but only when activities necessary to prepare the asset for redevelopment are in progress.

After initial recognition, investment property is carried at fair value. Investment property that is being redeveloped for continuing use as investment property or for which the market has become less active continues to be measured at fair value. Investment properties under construction are measured at fair value if the fair value is considered to be reliably determinable. On the other hand, properties under construction for which the fair value cannot be determined reliably, but for which the Group expects it to be determinable when construction is completed, are measured at cost less impairment until the fair value becomes reliably determinable or construction is completed, whichever is earlier.

Fair values are determined differently depending on the type of property being measured.

Generally, for the Operations center in Argentina, fair value of owner occupied farmland, office buildings and land reserves is based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods, such as recent prices on less active markets or discounted cash flow projections.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

The fair value of the Group’s portfolio of Shopping Malls is based on discounted cash flow projections. This method of valuation is commonly used in the shopping mall industry in the region where the Group conducts its operations.

Fair value of office building for the Operations center in Israel is based on discounted cash flow projections.

As required by CNV Ruling 576/10 of the, valuations are performed as of the financial position date by accredited externals appraisers who have recognized professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the Consolidated Financial Statements. The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

Subsequent expenditures are capitalized to the asset’s carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognized.

Changes in fair values are recognized in the Statement of Income under the line item “Net gain from changes in fair value of investment properties”.

Asset transfers, whether assets classified as investments properties are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from Property, plant and equipment to investment properties; or d) commencement of an operating lease transactions with a third party, where properties for sale are transferred to investment property. The value of the transfer is the one that the property had at the time of the transfer and subsequently is valued in accordance with the accounting policy related to the item.

The Group may sell its investment property when it considers they are not core to its ongoing rental business activities. Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. Where the Group disposes of a property at fair value in an arm’s length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the other comprehensive income statement in the line “Net gain from fair value adjustment of investment properties”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

The disposal of investment property are recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are recognized when legal title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, the disposal is accounted for where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "other operating, net" in the Statement of Income at the time they are incurred.

2.7.
Property, plant and equipment

This category primarily comprises land used for agricultural purposes, buildings or portions of a building used for administrative and corporate purposes, machines, computers, and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

These costs may include the cost of improving or replacing parts that are eligible for capitalization. The carrying amount of those parts that are replaced is derecognized. Repairs and maintenance expenses are charged to the Statements of Income during the year in which they are incurred. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives. The remaining useful life as of June 30, 2017 is as follows:

Buildings and facilities	Between 5 and 50 years
Machinery and equipment	Between 3 and 24 years
Communication networks	Between 4 and 20 years
Others	Between 3 and 25 years

As of each fiscal year-end, assets are reviewed for any sign of impairment to its recoverable value, and/or residual useful life of the assets. If there are any indicators of impairment, the recoverable amount and/or the useful life of the impaired assets is estimated, and then they are adjusted, if applicable. On the balance sheet date, the residual useful life of assets is estimated and adjusted, if necessary. An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Gains from the sale of these assets are recognized when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

Gains and losses on disposals are determined by comparing the proceeds, with the carrying amount. Gains and losses from the disposal of farmlands are disclosed within “Gains from disposal of farmlands” in the Statements of Income. All other gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the Statement of Comprehensive Income.

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

A Group company is the lessee:

The Group has entered into some operating lease agreements, mainly related to farming activities. By virtue of these contracts, the Group leases land open for agricultural exploitation during the harvest year. The lease price is generally set at a fixed amount in dollars or at a certain number of quintals of soybeans (or equivalent measurement unit) during the entire lease term. Lease payments can be made in installments or in advance at the beginning of the lease. The lease costs are recognized in the Statements of Income in relation to the degree of ripeness of the harvest since the Group considers that this systematic base is more representative of the time pattern of the leases’ benefits.

Additionally, the Group acts as a lessee in other operating leases, mainly related to agricultural business. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the Statement of Income on a straight-line basis over the period of the lease.

The Group acquires certain specific assets (especially machinery and computer equipment) under finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges will be charged to the Statements of Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Liabilities corresponding, to leases, measured at discounted value, are included in current and non-current borrowings.

Operating leases where the Group acts as lessee mainly include offices.

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Goodwill is not amortized but tested for impairment at each fiscal year-end, or more frequently if there is an indication of impairment.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units (“CGU”). In order to determine whether any impairment loss should be recognized, the book value of CGU or CGU groups of is compared against its recoverable value. Net book value of CGU and group of CGUs include goodwill and assets with limited useful life (such as, investment properties, property, plant and equipment, intangible assets and working capital).

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period.

The recoverable amount of a CGU is the higher of the fair value less costs-to-sell and the value-in-use. The fair value is the amount at which a CGU may be sold in a current transaction between unrelated, willing and duly informed parties. Value-in-use is the present value of all estimated future cash flows expected to be derived from CGU or CGU groups.

(b)
Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of three years. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(c)
Branding and client relationships

This relates to the fair value of brands and client relationships arising at the time of the business combination with IDBD. They are subsequently valued at cost, less the accumulated amortization or impairment. Client relationships have a twelve year useful life, while one of the brands have an indefinite useful life and the other ten year useful life.

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

At the date of each Statement of Financial Position, the Group reviews the carrying amounts of its intangible assets to determine whether there is any indicator that those assets have suffered an impairment loss. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss.

2.10.
Trading properties

Trading properties comprises those properties either intended for sale or in the process of construction for subsequent sale. Trading properties are carried at the lower of cost and net realizable value. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

For the Group’s operations in Argentina and Brazil, harvested crops are perpetually measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the Statements of Income in the year in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

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

Inventories are measured at the lower of cost or net realizable value.

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group elected to expense all such costs when incurred and includes them as “Cost of agriculture production” within Costs in the Statements of Income (Note 28). Therefore, “Cost of agriculture production” represents the costs expensed whilst the biological assets are growing.

The line item “Cost of sales of biological assets and agricultural produce” within “Costs” in the Statements of Income represents the recognition as an expense of agricultural produce held in inventory, valued at either cost or net realizable value, as applicable (Note 2.11), or biological assets valued at fair value less costs to sell.

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

The gain or loss arising from initial recognition of a) agricultural produce and b) biological assets at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in profit or loss in the year in which they are incurred within the line item “Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest”.

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

Equity investments

All equity investments, which are not subsidiaries, associate companies and joint venture of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Group decided to recognize changes in the fair value of equity investments through changes in profit or loss.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or loss are expensed in the Statement of Income.

In general, the Group uses the transaction price method to determine ascertain the fair value of a financial instrument upon initial recognition. In the other cases, the Group merely records a gain or a loss upon initial recognition only if the fair value of the instrument is supported by other comparable and observable current market transactions in the same instrument or from other available observable market data. Any gain or loss not recognized upon initial recognition of a financial asset are recognized later, only to the extent that there are changes in the factors (including time) that market participants would consider at the time of agreeing upon a price.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

A gain or loss on a debt instruments that is subsequently measured at amortized cost and is not identified for hedging purposes are charged to income where the financial assets are derecognized or impaired and through the amortization process under the effective interest rate method. The Group is required to reclassify all affected debt investments when and only when its business model for managing those assets changes.

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

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

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

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used future contracts, commodities put and call options, foreign currency future and forward contracts and interest rate swaps as deemed appropriate.

The Group’s policy is to apply hedge accounting where it is both permissible under IFRS 9, practical to do so and its application reduces volatility. but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. Trading derivatives are classified as a current asset or liability on the Statement of Financial Position. Gains and losses on derivatives are classified according to their nature. Gains and losses on commodity derivatives are classified within the line item “Other operating income, net”. Gain and losses on all other derivatives are classified in the Statements of Income where the results of the items covered are recognized.

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

The stock call options involving shares of subsidiaries agreed at a fixed price are accounted for under shareholders’ equity.

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

An allowance for doubtful accounts is recorded where there is objective evidence that the Group may not be able to collect all receivables within their original payment term. Indicators of doubtful accounts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account.

In the case of larger non homogeneous receivables, the impairment provision is calculated on an individual basis.

The Group collectively evaluates smaller-balance homogeneous receivables for impairment. For that purpose, they are grouped on the basis of similar risk characteristics, and account asset type, collateral type, past-due status and other relevant factors are taken into account.

The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of a separate account, and the amount of the loss is recognized in the Statements of Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the Statements of Income.

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

The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material adverse effect on its results of operations and financial condition or liquidity.

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

2.20.
Employee benefits

(a)
Defined contribution plans

The Group operates a defined contribution plan which is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current year or prior periods. The contributions are recognized as employee benefit expenses in the Statements of Income in the fiscal year they are due.

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

(d)
Defined benefit plans

The Group’s net obligation concerning defined benefit plans are calculated on an individual basis for each plan, estimating the future benefits employees have gained in exchange for their services in the current and prior periods. The benefit is disclosed at its present value, net of the fair value of the plan assets. Calculations are made on an annual basis by a qualified actuary.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

(e)
Share based payments

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

The fair value of the share-based payment is expensed and charged to income under the straight-line method over the vesting period in which the right to the equity instrument becomes irrevocable (“vesting period”); such value is based on the best available estimate of the number of equity instruments expected to vest. Such estimate is revised if subsequent information available indicating that the number of equity instruments expected to vest differs from original estimates.

(a)
Other long-term benefits

The net obligation of IDBD and its subsidiaries concerning employee long-term benefits, other than retirement plans, is the amount of the future benefits employees have gained in exchange for their services in the current and prior periods. These benefits are discounted at their present values

2.21.
Current income tax, deferred income tax and minimum presumed income tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. Income tax is recognized in the Statements of Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the date of the Statement of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the closing date of the Consolidated Statement of Financial Position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or else, there are sale plans in the foreseeable.

Entities in Argentina are subject to the Minimum Presumed Income Tax. Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges, the Group recognizes the MPIT as a current or non-current receivable, as applicable, within “Trade and other receivables” in the Statement of Financial Position.

2.22.
Cash and cash equivalents

Cash, cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are not included.

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

Agricultural activities:

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

Investment property activities:

● Rental and services - Shopping malls portfolio

Revenues derived from business activities developed in the Group’s Shopping malls mainly include rental income under operating leases, admission rights, commissions and revenue from several complementary services provided to the Group’s lessees.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Rental income from shopping mall, admission rights and commissions are recognized in the Statements of Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

The Group´s lease contracts also provide that common area maintenance charges and collective promotion funds of the Group’s Shopping malls are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the Shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases Service charge income is presented, separately from property operating expenses. Property operating expenses are expensed as incurred.

● Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid by tenant.

Rental income from offices and other rental properties is recognized in the Statements of Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

A substantial portion of the Group’s leases require the tenant to reimburse the Group for a substantial portion of operating expenses, usually a proportionate share of the allocable operating expenses. Such property operating expenses includes necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. The Group manages its own rental properties. The Group makes the original payment for these expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. The Group accrues reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

2.24.
Cost of sales

The cost of sales of supermarkets, includes the acquisition costs for the products minus discounts granted by suppliers, as well as all expenses associated with storing and handling inventories. It also includes operational and management costs for Shopping malls held by the Group as part of its real estate investments.

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

When any Group´s subsidiary purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects, is included in equity.

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

2.26.
Comparability of information

As required by IFRS 3, the information of IDBD is included in the Consolidated Financial Statements as from date of the Group gain effective control, that is from October 11, 2015 and the prior periods were not modified by this situation. Therefore, the consolidated financial information for periods after the acquisition is not comparable with prior periods. Additionally, results for the fiscal year ended June 30, 2017 includes 12 full months of result form IDBD, for the period beginning April 1st, 2016 through March 31, 2017, while results for the fiscal year ended June 30, 2016 include the income posted by such subsidiary for the period beginning October 11, 2015 through March 31, 2016; both adjusted for significant transactions that took place between April 1st, and June 30, 2016 and 2017, such as change in fair value of financial instruments, issuance of debentures, sale of significant assets, transactions with non-controlling shareholders, and any other significant transaction. Hence, the result for the reported periods are not comparable.

Furthermore, during the fiscal year ended as of June 30, 2017 and June 30, 2016, the Argentine Peso devalued against the US Dollar and other currencies that accounted for approximately 11% and 65%, which has an impact in comparative information presented in the Financial Statements, due mainly to the currency exposure of our income and costs from the "offices and other properties" segment, and our assets and liabilities in foreign currency.

Certain items from prior fiscal years have been reclassified for consistency purposes. The loans granted to associates and joint ventures, with features of long-term investments, are considered part of the investment in such associates and joint ventures; as a result, financial income derived from those loans have been reclassified to present them net, with the share of profit of associates and joint ventures in the amount of Ps. 161. The group considers that is more accurate and provides more relevant information to users of Financial Statements.

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

2.28.
Out-of-period adjustments

During the fiscal year ended June 30, 2017, the Group reclassified Ps. 31 into intangible assets, Ps. 224 into investment property, Ps. 59 into deferred tax liabilities and Ps. 133 into non-controlling interests, with modifications to such items by those amounts for the previous fiscal year. These reclassifications were not material to the Financial Statements previously issued, and are not material to these Consolidated Financial Statements, either individually or as a whole.

3.
Acquisitions and disposals

Agricultural business

A.
Sale and purchase of Farmlands

Cuatro vientos

On June 30, 2017, Yatay Agropecuaria S.A. sold to an unrelated third party the establishment “Cuatro Vientos”, which includes 2,658 hectares devoted to sugarcane and agricultural activity, located in the Department of Santa Cruz in Bolivia.

The transaction totaled US$ 14.23 (US$/ha. 5,280) (equal to Ps. 222); to date, US$ 7.42 have already been paid, with the remaining balance of US$ 6.85 being secured by a first lien mortgage. The outstanding balance becomes payable on December 28, 2017 together with the discharge of mortgage.

During the year 2017 the Group recognized a gain of US$ 4.5 (equivalents to Ps. 76.2) as result of this transaction.

Finca Mendoza

On June 8, 2017, Cresud and Zander Express S.A. (co-owners with 40% and 60% interests, respectively) executed a conveyance deed with Simplot Argentina S.R.L. for the sale of 262 hectares of the plot of land located on National Route 7 of the city of Luján de Cuyo, Province of Mendoza. The total price is US$ 2.2, which were fully paid upon execution of the deed. The Group has recognized gains of Ps. 11.8 as result of this transaction.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

Jatobá

In June 2017, Brasilagro sold 625 hectares of the property Jatobá located in Jaborandi, Bahía. The transaction price was fixed at 300 bags of soy per hectare or Rs. 10.1 (equal to Ps. 41); so far, Rs. 877 have already been paid, with the outstanding balance being payable in 5 annual installments starting in July 2017. The Group has recognized gains of Ps. 32.1 as result of this transaction.

Araucária

In May 2017, Brasilagro sold part of the establishment Araucária, a farmland located in the municipality of Mineiros. The agreement sets forth the sale of 1,360 hectares, of which 918 are developed and productive hectares. The sale price was fixed at 280 bags of soy per hectare or Rs. 17 (equal to Ps. 67). So far, 35% of the transaction price has been paid during the year, with the remaining balance being payable in five annual installments. The Group has recognized gains of Ps. 37.4 as result of this transaction.

In March 2017, Brasilagro sold part of the establishment Araucária. The agreement sets forth the sale of 274 hectares, of which 196 are developed and productive hectares. The sale price amounts to 1,000 bags of soybeans per hectare, or Rs. 13.2 (equivalents to Ps. 48), of which so far 39,254 bags of soybeans have been collected, equivalent to Rs. 2.4; and the balance will be paid in four annual installments. The Group has recognized gains of Ps. 29.9 as result of this transaction.

El Invierno and La Esperanza

On July 5, 2016, Cresud has sold the field “El Invierno” and “La Esperanza” of 2,615 hectares of agricultural activity located in “Rancul”, province of La Pampa. The total amount of the transaction was fixed at US$ 6, US$ 5 of which have been paid while the remaining balance of US$ 1 – secured by a mortgage on the property – will be paid in five equal, consecutive, annual installments, with the last being due in August 2021. The Group has recognized gains of Ps. 71.6 as result of this transaction.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

São José

In February 2017, Brasilagro entered into a sale and sharecropping agreement for a farmland property located in the municipality of São Raimundo das Mangabeiras, in the state of Maranhão. The sale agreement consists in the acquisition of 17,566 hectares, of which 10,000 are developed and productive lands that will be devoted to farming. The remaining 7,566 hectares consist of permanent conservation and legal reservation areas. The purchase price is Rs. 100, which will be paid in full upon fulfillment of certain prior conditions by sellers. The sharecropping consists of 15,000 hectares of cultivable and developed land, already planted mostly with sugar cane. The agreement is valid for 15 years and renewable for another 15-years.

Cremaq

On June 10, 2015, Brasilagro sold the remaining area of 27,745 hectares of Cremaq field, an establishment, located in the municipality of Baixa Grande do Ribeiro (Piaui). The transaction price was Rs. 270 (equivalents to Ps. 694), which has already been fully cashed. During the year 2015, the Group recognized a profit of Ps. 525.9 as result of this transaction.

Due to a contractual condition not yet fulfilled on the transaction date, related to obtaining a license for deforestation of an additional area, part of such proceeds had not been accounted for yet. In March 2017, the Company complied with such condition and recognized a gain of Ps. 21.

La Fon Fon II

On October 17, 2013, Yuchán signed a purchase-sale agreement involving a sale subject to retention of title involving 1,643 hectares of "La Fon Fon II" for an overall amount of US$ 7.21 (equivalents to Ps. 59). As of the balance sheet date, the amount of US$ 7.1 has been collected, and the remaining balance amounts to US$ 0.12 that will be cancelled in 2 installments, starting in December this year, and concluding in December 2017. Under the contract, the conveyance will be recorded with the Registry once the price has been fully paid off. On June 24, 2015, possession was granted by Yuchán. During the year 2015 the Group recognized a gain of US$ 2.7 (equivalents to Ps. 24.6) as result of this transaction.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

B.
Cresca S.A. agreement

On October 5, 2016, Brasilagro and Carlos Casado entered into an agreement whereby they agreed to offer for sale, for a term of 120 days, all of the real property owned by Cresca at a price of at least US$ 120 or else 100% of the outstanding shares of Cresca or divide Cresca’s properties. In the absence of tender offers to buy shares and/or real property, the shareholders Carlos Casado S.A. and Brasilagro started a corporate reorganization and split-up of assets. In this context, in December 2016, they entered into several agreements that provided for the conditions that would govern the transfer of personnel, movable property, real property and the spin-off conditions. The parties also entered into a loan agreement with the Palmeiras company, whereby they granted the latter possession over the real property. On June 8, 2017, the Shareholders’ Meeting resolved the spin-off and amendment of corporate bylaws, thus continuing with the spinoff process.

As of the balance sheet date, we have published edicts and the term established by law for objections is already running. The shareholders have agreed on the method deemed to be fairest to balance their corresponding contributions and receivables, in order to distribute the benefits as agreed.

Urban properties and investments business

Operations Center in Argentina

A. Acquisition of equity interest in EHSA

On July 2016, the Group through IRSA CP acquired 20% of EHSA shares, a company of which it already owned 50%, and 1.25% of ENUSA. The amount paid for the acquisition was Ps. 53. As a result, the Group now holds 70% of the share capital and voting stock of EHSA. In addition, EHSA holds, both directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. Furthermore, OASA holds 50% of the voting stock of LRSA, a company that holds the rights to commercially operate the emblematic "Predio Ferial de Palermo" in the Autonomous City of Buenos Aires, where the SRA holds the remaining 50%.

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

Jul-16
Fair value of identifiable assets and assumed liabilities:
Investments in joint ventures	107
Trade and other receivables	97
Borrowings	(55)
Deferred income tax	(6)
Income tax and MPIT liabilities	(1)
Trade and other payables	(13)
Provisions	(2)
Cash and cash equivalents acquired	7
Total net identifiable assets	134
Non-controlling interest	(40)
Goodwill	26
Total	120
Fair value of the interest held before the business combination	(67)
Total consideration	53

B.
Condor

In January 2017, Condor issued 150,540 new warrants in favor of RES with the right to one share each, at an exercise price of 0.001 US$ per share, maturing in January 2019. The new warrants replace the previous 3,750,000 warrants, which granted a right to one share each, at an exercise price of 1.92 US$ per share, maturing on January 31, 2017. It should be noted that the new warrants cannot be exercised if the interest in Condor exceed 49.5% as a result of the exercise. Additionally, the Group exercised the conversion right of the 3,245,156 series D preferred shares (with a par value of 10 US$ per share) held by RES, converting them into 20,282,225 common shares of Condor (with a par value of 0.01 US$ per share), i.e., at the conversion price established of 1.60 US$ per share, which represents a total value of US$ 32.4. Besides, it received 487,738 series E preferred shares that can be converted into common shares at 2.13 US$ per share as from February 28, 2019, and pay dividends on a quarterly basis at an annual rate of 6.25%. RES allocated the considerations paid among the different identifiable net assets of Condor; as a result, it recognized a higher value for property, plant and equipment, a lower value of loans and goodwill in the amount of US$ 5.69, US$ 0.27 and US$ 6.37, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

During February, Condor’s Board of Directors approved a reverse stock split, consisting of 1 (one) common share for every 6.5 shares issued and outstanding, which was carried out after the market closing on March 15, 2017. The par value of the shares remained at 0.01 U$S per share, while the conversion price of series E preferred shares became 13.845 US$ per share and the exercise price of the warrants became US$ 0.0065. During March, Condor made a public offering of its shares, which resulted in the issuance of 4,772,500 new shares (including 622,500 additional shares for the exercise of one call option granted to the subscribers), at a price of 10.50 US$ per share. The Group did not take part in it.

As a consequence of the events described above, as of June 30, 2017, the Group held 3,314,453 common shares of Condor representing roughly 28.5% of the Company’s share capital and voting rights. It also held 487,738 series E preferred shares, 23,160 warrants and a promissory note convertible into 97,269 common shares (at 10.4 US$ per share). The Board of Directors of Condor is formed by 4 directors of the company, 3 directors appointed by Stepstone Real Estate and 2 independent directors. In addition, the voting power held by the company in Condor amounts to 49%, thus keeping significant influence.

C.
Purchase of Philips Building

On June 5, 2017, the Group through IRSA CP acquired the Philips Building located in Saavedra, Autonomous City of Buenos Aires, next to the DOT Shopping Mall. The building has a constructed area of 10,142 square meters and is intended for office development and lease. The acquisition price was US$ 29, which was fully paid up as of June 30, 2017. Furthermore, IRSA CP has signed a bailment contract with the seller for a term of 7 months and 15 days, which expires automatically on January 19, 2018.

D.
Acquisition of additional interest in BHSA

During the year ended June 30, 2015, the Group acquired 3,289,029 additional shares of BHSA in a total amount of Ps. 14.2, thus increasing its interest in such company from 29.77% to 29.99%, without consideration of treasury shares. During the year ended June 30, 2016, the Group sold 1,115,165 shares of BHSA in a total amount of Ps. 7.7, thus decreasing its interest to 29.91%, without considering treasury shares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

E.
BACS

The Group through Tyrus, subscribed a purchase agreement of shares of BACS, representing an interest of 6.125%. The acquisition price was US$ 1.35. On August 24, 2016 the transaction was approved by the BCRA.

On June 17, 2015, the Group through IRSA, subscribed Ps. 100 nominal value of BACS’ Convertible Notes. On June 21, 2016 we notified BACS the excercise of our right to convert all of the convertible notes into common shares. On February 7, 2017, the BCRA approved the conversion whereby IRSA was given 25,313,251 shares of BACS. As a result, as of June 30, 2017, the Group holds an interest of 37.72% in BACS.

F.
Rigby capital reduction

During the fiscal year 2015, Rigby reduced its capital stock by distributing the gain from the sale of Madison Building among existing shareholders, proportionally to their shareholdings. The total amount distributed was US$ 103.8, of which the Group received US$ 77.4 (US$ 26.5 through IRSA International and US$ 50.9 through IMadison LLC) and US$ 26.4 were distributed to other shareholders. As a result of such reduction, the Group has decided to reverse the corresponding accumulated conversion difference on a pro rata basis, which amounted to Ps. 219. This reversal has been recognized in the line “Other operating results, net" in the Statement of Income.

Operations Center in Israel

A.
Sale of Adama

In 2011, Koor (a wholly own subsidiary of DIC) sold 60% of Adama’s shares to China National Agrochemical Corporation (“ChemChina”) and was also granted a non-recourse loan in the aggregate amount of US$ 960, which was secured by the remaining 40% of the ADAMA shares held by Koor as of June 30, 2016.

On July 17, 2016 DIC announced to the market that it had accepted the offer by ChemChina for the acquisition of 40% of Adama’s shares which were held by Koor, a company indirectly controlled by IDBD through DIC. On August 2016, Koor and a subsidiary of ChemChina executed the corresponding agreement. The price of the transaction included a payment in cash of US$ 230 plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. On November 22, 2016, the sale transaction was finalized and Koor received cash in the amount of US$ 230. Our share in the results of Adama and the finance costs related to the hybrid financial instrument were retrospectively classified as discontinued operations in the Group’s Consolidated Statements of Income as from July 17, 2016 (Note 36). On June 30, 2017, the Company recorded a gain of Ps. 4,216 pursuant to the sale.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

B.
Changes of interest in Shufersal

During the fiscal year ended June 30, 2017, the Group – through DIC and several transactions – increased its interest in Shufersal capital stock by 7.7% upon payment of a net amount of NIS 235 (equivalent to approximately Ps. 935) and in March 2017, DIC sold 1.38% of Shufersal in an amount of NIS 50 (equal to Ps. 210 as of that date). (Note 7)

C.
Share-holding increase in DIC

On September 23, 2016 Tyrus acquired 8,888,888 of DIC’s shares from IDBD for a total amount of NIS 100 (equivalent to Ps. 401 as of that date), which represent 8.8% of the Company’s outstanding shares at such date.

During March 2017, IDBD exercised all of DIC’s Series 5 and 6 warrants for nearly NIS 210 (approximately equivalent to Ps. 882 as of that date), thereby increasing its direct interest in DIC to nearly 70% of such company’s share capital as of that date and the Group's equity interest to 79.47%. Subsequently, third parties not related to the Group, exercised their warrants, thus diluting the Group’s interest in DIC to 77.25%.

D.
Partial sale of equity interest in PBC

DIC sold 12% of its equity interest in PBC for a total consideration of NIS 217 (approximately equivalent to Ps. 810); as a result, DIC’s interest in PBC has declined to 64.4%.

E.
Partial sale of equity interest in Gav Yam

On December 5, 2016, PBC sold 280,873 shares of its subsidiary Gav-Yam Land Corporation Ltd. for an amount of NIS 391 (equivalent to Ps. 1,616 as of that date). As a result of this transaction, the equity interest has decreased to 55.06%.

F.
Negotiations between Israir and Sun d’Or

On June 30, 2017 IDB Tourism was at an advanced stage of negotiations with Sun d’or International Airlines Ltd. (“Sun d’Or”), a subsidiary of El Al Israel Airlines Ltd. ("El Al"), and on July 2, 2017 an agreement was signed, which consists of:

-
Israir will sell the aircrafts it owns through a sale and lease back agreement for an estimated value of US$ 70.
-
Israir will repay a loan owed to IDB Tourism in the amount of US$ 18;

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

-
Following the repayment of the loan and the sale of airplanes mentioned above, IDB Tourism will receive up to US$ 45 (which includes a loan of up to US$ 8.8 to be discharged through the distribution of dividends of Sun d’ Or), plus a 25% of Sun D´Or shares, with El Al holding a 75% of the shares of such company;
-
The parties will enter into a shareholder agreement that would give El Al a call option (and a sale option to IDB Tourism) for the acquisition of Sun d’Or’s shares in accordance with a price and terms that will be established in due course.

As a consequence of this process, the Group’s Financial Statements as of June 30, 2017 present the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS 56 (approximately equivalent to Ps. 231 as of December 31, 2016 when it was reclassified to discontinued operation), as a result of measuring these net assets at the estimated recoverable value. The transaction is subject to (i) approval by the Anti-Trust Authority; (ii) Sun d´Or´s and Israir’s equity as of December 31, 2017 may not be negative in their related Financial Statements and Israir’s tangible equity should not be lower than US$ 7; (iii) the validity and effectiveness of licenses held by Israir as granted by the Civil Aviation Authority and Transportation Ministry; (iv) the sale of the airplanes indicated above; (v) the execution of collective bargaining agreements with pilots, etc. The transaction is expected to be finalized by the end of 2017.

G.
Agreement for New Pharm acquisition

On April 6, 2017, Shufersal entered into an agreement (the "agreement") with Hamashbir 365 Holdings Ltd. ("the seller" or "Hamashbir") for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of that Company’s share capital ("the shares sold"), for an amount of NIS 130 (equivalent to Ps. 611 as of the date of these Consolidated Financial Statements), payable upon execution of the transaction, which is subject to fulfillment of the following conditions, among others:

●
approval by the Antitrust Commission of Israel. If the approval is not obtained within 3 months following the date the request is filed (extendable for one additional month under certain circumstances), the agreement will be automatically invalidated, unless the parties agree on a term extension.
●
the release and invalidation of all the existing guarantees of New Pharm over the liabilities of the companies Hamashbir Group, and the release and invalidation of all the existing guarrantees of the companies Hamashbir’s Group over the liabilities of New Pharm.

Upon execution of the agreement, a non-competition clause will be signed. As of the date of issuance of these Consolidated Financial Statements, not all of the mentioned conditions has been fulfilled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

On August 30, 2017, Shufersal and the seller agreed to extend the approval of the Anti-trust Authority until September 14, 2017 and the fulfillment of the conditions precedent and the delivery of Financial Statements until September 30, 2017. On September 6, 2017, the Anti-trust Commission approved the merger between Shufersal and New Pham subject to certain conditions. After the approval of the antitrust commission, on September 28, 2017, the parties signed an addendum to that agreement which states that nine New Pharm stores will be sold to a third party and a Shufersal store to another. The sale of New Pharm stores will be collected by New Pahrm prior to the merger, which changes the price of the transaction but not significantly. The last date to sign the sales agreement was stipulated to be on November 30, 2017 and the execution date on December 31, 2017.

H.
IDBD

a)
Control obtainment

On May 2014, the Group, acting indirectly through Dolphin, acquired jointly with ETH an aggregate number of 106.6 million common shares in IDBD, representing 53.30% of its stock capital, under the scope of the debt restructuring of IDBH, IDBD's parent company, with its creditors (the "Arrangement"). Under the terms of the agreement entered into, Dolphin acquired a 50% interest in this investment, and ETH acquired the remaining 50% (the "Shareholders' Agreement). The initial total investment amount was NIS 950, equivalent to approximately US$ 272 at the exchange rate prevailing on that date. On May 2015, ETH launched the BMBY mechanism provided in the Shareholders’ Agreement, clause, which establishes that each party of the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be), the shares it holds in IDBD at a fixed price. In June 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the offer were resolved through an arbitration process initiated by the parties, on September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA (related Company to the Group) were entitled to act as buyers in the BMBY process, and consequently; (ii) the buyer would have the obligation to fulfill all of the commitments included in the seller’s Arrangement, including the commitment to carry out the Tender Offers; (iii) the buyer might pledged in favor of the Arrangement Trustees the shares that the seller had pledged to them. Notwithstanding the foregoing, there is an arbitration process going on between Dolphin and ETH in relation to certain issues connected to the control obtainment of IDBD. As of the date of these Consolidated Financial Statements, there are no other news in relation to the process which is still pending (Note 7).

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD's shares of stock held by ETH (92,665,925 shares) at a price of NIS 1.64 per share. Consequently, the Shareholders' Agreement ceased and members of IDBD's Board of Directors representing ETH submitted their irrevocable resignation to the Board, therefore Dolphin was hence empowered to appoint the new members to the Board. Additionally, on the same date, Dolphin pledged the additional shares acquired.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

Later on, following the exercise of the BMBY, Dolphin entered into an option agreement with IFISA that grants Dolphin the right, but not the obligation, to acquire 92,665,925 shares in IDBD, which IFISA acquired in the BMBY process at a price of NIS 1.64 per share plus an annual interest rate of 8.5%. The exercise date for the option extends for two years. Additionally, Dolphin is entitled to a first refusal right in case that IFISA agrees to sell these shares to a third party. The option has no value as of June 30, 2017 and 2016.

As a consequence, the Group gained control of IDBD and started to Consolidate Financial Statements as from that date. The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

10.11.15
Fair value of the interest in IDBD’s equity held before the business combination and warrants	1,416
Total consideration	1,416

10.11.15
Fair value of identifiable assets and assumed liabilities:
Investment properties	29,586
Property, plant and equipment	15,104
Intangible assets	6,603
Joint ventures and investment in associates	9,268
Financial assets and other assets held for sale	5,129
Trading properties	2,656
Inventories	1,919
Income tax credits	91
Trade and other receivables	9,713
Investments in financial assets	5,824
Cash and cash equivalents	9,193
Deferred income tax	(4,681)
Provisions	(969)
Borrowings	(60,306)
Derivative financial instruments, net	(54)
Income tax	(267)
Employee benefits	(405)
Trade and other payables	(19,749)
Total net identifiable assets	8,655
Non-controlling interest	(8,630)
Goodwill	1,391
Total	1,416

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

The group asses the fair value of the investment property with the assistance of qualified independent appraisers. As of the acquisition date, the Group estimates that the recognized assets are recoverable. The value of the non-controlling interest in IDBD has been determined on a proportional basis to the fair value of net acquired assets and the fair value of warrants.

Following the control of IDBD, the cumulative cumulative translation accumulated in equity from the interest held in IDBD before the business combination in the amount of Ps. 143 was recognized in the Statement of Income. Such result was disclosed under "Other operating results, net" line in the Statement of Income.

The revenues IDBD has generated since October 11, 2015 and that have been disclosed in the Consolidated Statements of Income amount to Ps. 28,229. IDBD has also run a net result of Ps. (1,643) during said period. If IDBD had been included in the consolidation since July 1st, 2015, the Group's Consolidated Statement of Income would have shown pro-forma revenues in the amount of Ps. 49,637 and pro-forma net result of Ps. (1,651).

b)
Acquisition of non-controlling interest

Dolphin was required to carry out the first tranche of tender offers in December 2015. Before expiration of such first tranche, Dolphin and the agreement Trustees (the "Trustees") entered into an extension agreement (the "Extension Agreement"), which was replaced by the final agreement approved by approximately 95% of the non-controlling shareholders of IDBD (excluding IFISA) and by warrants holders of IDBD on March 2, 2016 and by the competent court on March 10, 2016. The major amendments to the Agreement were:

(i)
Replacement of the obligation to conduct tender offers, Dolphin acquired all the shares outstanding on March 29, 2016 from non-controlling shareholders of IDBD (except for those held by IFISA) on March 31, 2016. The price paid for each IDBD share held by non-controlling shareholders was NIS 1.25 per share in cash plus NIS 1.20 per share in bonds of the IDBD Series 9 (the “IDBD Bonds”), which IDBD will issue directly to non-controlling shareholders and holders of warrants. Additionally, Dolphin undertaked to pay NIS 1.05 per share (subject to adjustments) in cash if Dolphin, either directly or indirectly, gain control of Clal (more than 30%), or else if IDBD sells a controlling shareholding in Clal (more than 30% to a third party) under certain parameters (the “payment by Clal”), which refers mainly to Clal’s sale price (at a price which exceeds 75% of its book value upon execution of the sale agreement, subject to adjustments) and, under certain circumstances, the proportion of Clal shares sold by IDBD. It is worth noting that, the obligation to make such contingent payment will only expire if the sale of a controlling interest is completed (more than 30% to a third party), or if Dolphin obtains the control permission from Clal.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

(ii)
The warrants held by non-controlling shareholders that have not been exercised until March 28, 2016 expired on March 31, 2016. Each warrant holder was entitled to elect whether: (a) to receive IDBD bonds (based on the adjusted nominal value) in an amount equal to the difference between NIS 2.45 per share and the exercise price of the warrants and be entitled to the Clal; or (b) to receive a payment determined by an independent appraiser.
(iii)
Dolphin compromised that would provide IDBD a total amount of NIS 515 through several subordinated loans for a total amount of NIS 348.5 in addition to the issuance of IDBD Bonds in the amount of NIS 166.8, which were used to comply with the liabilities mentioned in (ii). The subordinated loans have the following features: (a) it is subordinated, even in the case of insolvency, to all current or future debts of IDBD; (b) will be reimbursed after payment of all the debts to their creditors; (c) accrues interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (d) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (e) as from January 1, 2016, Dolphin has the right, at its own discretion, to convert the debt balance into IDBD shares, at that time, whether wholly or partially, including the interest accrued over the debt until that date; (f) if Dolphin opt to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, this will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined it by mutual consent and, in the event of a lack of consent, they will be set by the President of the Institute of Certified Public Accountants in Israel.
(iv)
Dolphin had to pledge 28% of its IDBD shares, as well as all rights in relation to the subordinated loan granted in the amount of NIS 210 in December 2015, until the payment obligation to Clal has been completed or has expired, after which the pledge will be discharged. Should new shares be issued by IDBD, Dolphin will have to pledge additional shares until completing the 28% of all IDBD share capital. This pledge replaces the pre-existing pledge.
(v)
Dolphin agreed not to exercise its right to convert the subordinated loans into shares of IDBD until the pledge described above has been released.

As of the date of issuance of these Consolidated Financial Statements, the only outstanding payment is that owed to Clal, in the event that the described conditions are met. Besides, Dolphin is bound to exercise its warrants in the event the following conditions occur jointly: (i) an agreement is reached to renegotiate the debt covenants of IDBD and its subsidiaries and (ii) control over Clal is secured. If both situations take place, the obligation would amount to NIS 391. The warrants mature on February 10, 2018.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

The transaction described above represented the acquisition of an additional interest of 19.28% in IDBD for a total amount of Ps. 1,249. As a result of this transaction, the non-controlling interest was increased by Ps. 346 and a the interest attributable to shareholders of the controlling parents was increased by Ps. 234. As of June 30, 2017, IRSA’s indirect interest in IDBD was 68.28% without considering dilution.

4.
Financial risk management and fair value estimates

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

Financial instruments are considered sensitive to foreign exchange rates when they are not in the functional currency of the entity that holds them. The following table shows the net carrying amounts of its financial instruments denominated in US$, broken down by functional currency in which the Company operates, for the years ended June 30, 2017, 2016 and 2015. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position (Liability)/Asset	Net monetary position (Liability)/Asset	Net monetary position (Liability)/Asset
	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Functional currency	US$	US$	US$
Argentine Peso	(5,240)	(3,528)	(1,618)
Brazilian Reais	198	268	153
Bolivian Peso	52	(127)	(107)
Total	(4,990)	(3,387)	(1,572)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would result in a lower gain before income tax for the years ended June 30, 2017, 2016 and 2015 for an amount of Ps. 499, Ps. 399 and Ps. 157, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the Statements of Income.

On the other hand, the Group also uses derivative instruments, such as forward foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2017 the Group has future exchanges contract pending for an amount of Ps. 9 (liability). As of June 30, 2016 the Group had future exchanges contract opened for an amount of Ps. 25 (asset) and Ps. 12 (liability). As of June 30, 2015 there were future exchanges contract pending for an amount of Ps. 10 (liability).

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

The Group manages its cash flow interest rate risk exposure by different hedging instruments, including but not being limited to interest rate swap, depending on each particular case. For example, interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates or vice versa.

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

Note 22 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the years ended June 30, 2017, 2016 and 2015.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the years ended June 30, 2017, 2016 and 2015, in Ps. 58.9, Ps. 78.7 and Ps. 18, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income. The table below shows the Group’s sensitivity to interest rate risks. The amounts are presented in million of Argentine Pesos.

	June 30, 2017
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	NIS	Total
Floating rate:
Argentine Peso	480	-	-	-	480
Brazilian Reais	-	468	-	-	468
US Dollar	195	-	14	1,022	1,231
NIS	-	-	-	3,710	3,710
Total effects on Profit before income tax	675	468	14	4,732	5,889

	June 30, 2016 (recast)
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	NIS	Total
Floating rate:
Argentine Peso	708	-	-	-	708
Brazilian Reais	-	188	-	-	188
US Dollar	201	-	-	1,687	1,888
NIS	-	-	-	5,081	5,081
Total effects on Profit before income tax	909	188	-	6,768	7,865

	June 30, 2015 (recast)
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	NIS	Total
Floating rate:
Argentine Peso	14	-	-	-	14
Brazilian Reais	-	3	-	-	3
US Dollar	1	-	-	-	1
Total effects on Profit before income tax	15	3	-	-	18

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
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2017, 2016 and 2015. The amounts are presented in thousands of Argentine Pesos:

	June 30, 2017
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Futures:
Selling
Corn	52,468	7	-	2	4
Soybeans	81,729	16	-	(3)	35
Wheat	2,000	-	-	-	-
Livestock	660	-	-	-	-
Purchase
Corn	7,234	-	-	-	-
Soybeans	2,619	-	-	-	2
Wheat	8,101	1	-	-	1
Options:
Sell put
Corn	25,405	-	(2)	(1)	1
Soybeans	35,362	-	(1)	(7)	-
Purchase put
Corn	(25,402)	-	8	4	(3)
Soybeans	(30,004)	-	4	9	3
Sale call
Corn	48,102	1	(5)	(3)	1
Soybeans	31,208	1	(3)	(5)	(2)
Purchase call
Soybeans	(1,005)	-	-	-	-
Total	238,477	26	1	(4)	42

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

	June 30, 2016 (recast)
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Futures:
Selling
Corn	30,500	-	-	3	(4)
Soybeans	94,271	10	-	(29)	(15)
Purchase
Corn	11,100	-	-	(1)	-
Soybeans	2,300	-	-	-	-
Wheat	5,400	-	-	1	-
Options:
Sell put
Soybeans	12,247	-	(1)	-	-
Purchase put
Soybeans	12,747	-	5	3	(2)
Sale call
Soybeans	13,347	-	(4)	(7)	(3)
Wheat	2,900	-	-	-	(1)
Total	184,812	10	-	(30)	(25)

	June 30, 2015 (recast)
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Futures:
Selling
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
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

Gains and losses on commodity-based derivative instruments were Ps. 121 (gain), Ps. 77 (loss) and Ps. 8 (gain) for the years ended June 30, 2017, 2016 and 2015, respectively. These gains and losses are included in “Other operating results, net” in the Statements of Income.

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

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feed lot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and, other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 19%, 39% and 24% of the Group’s total trade receivables as of June 30, 2017, 2016 and 2015, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil and Bolivia. However, Argentina and Brazil together concentrate more than 93%, 87% and 88% of the Group’s grain production for the years ended June 30, 2017, 2016 and 2015, respectively. For the years ended June 30, 2017, 2016 and 2015, the grain production in Bolivia has not been significant representing only 7%, 7% and 9% of the total Group’s crop sales, respectively. Each country has its own established market for the respective grain production. Generally, the entire country’s grain production is sold in the domestic market to well-known multinational exporters such as Molinos, Cargill or Bunge, and/or local exporters. Prices for grains are also generally based on the market prices quoted in the domestic markets, which normally take as reference the prices in international grain exchanges such as the Chicago Board of Trade.

For the years ended June 30, 2017, 2016 and 2015, 39%, 34% and 27% of sales of crops in Argentina and Brazil were sold to well-known exporters. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

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
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

The Group’s milk production is also based in Argentina. The Group has historically sold its entire milk production to Mastellone Hnos. S.A., which is the largest dairy company in Argentina. Sales to Mastellone amounted to Ps. 66, Ps. 65 and Ps. 72 for the years ended June 30, 2017, 2016 and 2015, respectively, representing 2%, 2% and 3% of the Group’s agricultural consolidated revenue for those years, respectively, and 0.1%, 0.2% and 1% of the Group’s total revenues in the respective years. Although sales are concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of Mastellone. As milk is a perishable product there is no ability for the Group to mitigate pricing risk through inventory management. The Group negotiates the prices of raw milk on a monthly basis in accordance with domestic supply and demand. Prices for milk are based on a large number of factors including fat and protein content, bacteria levels and temperature. However, dairy prices have historically tended to have reasonable correlation with prices of agricultural inputs such as feed and fertilizer, and the Group monitors these relationships in order to adapt its tactics to suit.

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates more than 98%, 89% and 95% of the Group's total sugarcane production as of June 30, 2017, 2016 and 2015, respectively. Currently, the Group has a farm in Brazil dedicated to sugar production and the entire output is sold to a third-party, ETHB, under an exclusive agreement dated March 2008. ETHB is the largest ethanol producer in Brazil. Under the agreement, ETHB is contractually obligated to purchase the entire production of two crop cycles of sugarcane comprising six agricultural years with five cuts, with the possibility of extending them for another full agricultural cycle upon prior agreement of the parties. The duration of each cycle may be extended if the parties wish to do so. Currently, the Group is selling to ETHB at market price. Sales to ETHB amounted to Ps. 336, Ps. 256 and Ps. 178 for the years ended June 30, 2017, 2016 and 2015, respectively, representing 9%, 9% and 8% of the Group’s agricultural consolidated revenue for those years, respectively. Although sales are concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of ETHB.

The Company does not expect any significant losses resulting from the non-performance of the counterparties in any of the business lines.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

When the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

As of June 30, 2017	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	1,154	935	-	-	-	2,089
Borrowings (Excluding finance lease liabilities)	3,823	1,718	778	204	134	6,657
Finance lease obligations	9	8	-	-	98	115
Derivative financial instruments	28	-	-	-	-	28
Total	5,014	2,661	778	204	232	8,889

As of June 30, 2016 (recast)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	614	-	935	-	-	1,549
Borrowings (Excluding finance lease liabilities)	1,028	1,271	1,604	250	45	4,198
Finance lease obligations	9	6	6	-	-	21
Derivative financial instruments	36	16	-	-	-	52
Total	1,687	1,293	2,545	250	45	5,820

As of June 30, 2015 (recast)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	391	-	2	403	-	796
Borrowings (Excluding finance lease liabilities)	1,342	474	699	575	608	3,698
Finance lease obligations	11	7	3	3	-	24
Derivative financial instruments	33	5	-	-	-	38
Total	1,777	486	704	981	608	4,556

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

The Group’s strategy is to maintain key financing metrics namely, net debt to total equity ratio (gearing) and loan-to-value ratio (Debt ratio) to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details the key metrics in relation to managing its capital structure of the Group. The levels of these metrics are within the ranges established by the Group’s strategy.

	June 30, 2017	June 30, 2016 (recast)	June 30, 2016 (recast)
Gearing ratio (i)	23.31%	21.41%	32.09%
Debt ratio (ii)	74.08%	72.64%	66.15%

(i)
Calculated as total debt over total capital (including equity plus total debt).
(ii)
Calculated as total debt over total properties at fair value (including trading properties, properties, plant and equipment, investment properties, farmland rights to receive units under barter agreements).

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

The Group’s diverse activities are exposed to a variety of financial risks in the normal course of business. The Group’s overall risk management policity focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies.

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

(f)
Market risk management

The market risk is the risk of changes in the market price of financial instruments with whom the Group operates. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities and equity securities of certain companies, to the extent that these are exposed to market value movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

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

The real estate, commercial and/or financial activities of the Group's subsidiaries in the operations center in Argentina have as functional currency the Argentine Peso. A significant majority of the business activities of these subsidiaries is conducted in that currency, thus not exposing the Group to foreign exchange risk. Other Group's subsidiaries have other functional currencies, principally US dollar. In the ordinary course of business, the Group, through its subsidiaries, transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US dollars and New Israeli Shekel. Net financial position exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, or other methods, considered adequate by the Management, according to circumstances.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina (Continued)

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following table shows the net carrying amounts of the Company’s financial instruments nominated in US$ and NIS broken down by functional currency in which the Company operates, for the years ended June 30, 2017, 2016 and 2015. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position (Liability)/Asset
Functional currency	June 30, 2017		June 30, 2016 (recast)		June 30, 2015 (recast)
	US$	NIS	US$	NIS	US$	NIS
Argentine Peso	(11,436)	-	(5,370)	-	(2,576)	-
Uruguayan Peso	(131)	-	6	-	(67)	-
US Dollar	-	1	-	(7)	-	(254)
Total	(11,567)	1	(5,364)	(7)	(2,643)	(254)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would result in an additional net loss before income tax for the year ended June 30, 2017 for an amount of Ps. 1,157 (Ps. 536 in 2016 and Ps. 264 in 2015). A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the Statements of Income.

On the other hand, the Group in its operations center Argentina, also uses derivative, such as forward exchange contracts to manage its exposure to foreign currency risk. As of June 30, 2017, 2016 and 2015 the Group has future exchanges contract pending, for an amount of US$ 12.9, US$ 21.0 and US$ 15.0, respectively, which book value amounted to Ps. 14.9, Ps. (2.9) and Ps. (7.5), respectively.

Interest rate risk

As explained in Note 4.1, the Group is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

The Note 22 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2017, 2016 and 2015.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina (Continued)

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the year ended June 30, 2017, in the amount of Ps. 6.6 (Ps. 13.7 in 2016 and Ps. 8.7 in 2015). A decrease 1 % in floating rates would have an equal and opposite effect on the Statement of Income.

Other price risk

The Group is exposed to equity securities price risk or derivative financial instruments because of investments held in entities that are publicly traded, which were classified on the Consolidated Statement of Financial Position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2017, 2016 and 2015 the total value of Group´s investments in shares and derivative financial instruments of public companies, in the operations center Argentina, amounts to Ps. 300, Ps. 822 and Ps. 437, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2017 of Ps. 24 (Ps. 87 in 2016 and Ps. 250 in 2015). An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income.

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
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina (Continued)

The Group’s policy is to manage credit exposure from deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the Statement of Financial Position.

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 15%, 22% and 55% of the Group’s total trade receivables as of June 30, 2017, 2016 and 2015, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful account balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties. See Note 17 for details.

On the other hand, property receivables related to the sale of trading properties represent 0.8%, 0.4% and 8% of the Group’s total trade receivables as of June 30, 2017, 2016 and 2015, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina (Continued)

As of June 30, 2017	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	752	8	6	2	5	773
Borrowings (Excluding finance lease liabilities)	1,656	529	528	525	6,749	9,987
Finance lease obligations	2	1	1	-	-	4
Derivative financial instruments	5	-	-	-	-	5
Total year ...	2,415	538	535	527	6,754	10,769

As of June 30, 2016 (recast)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	627	204	1	-	-	832
Borrowings (Excluding finance lease liabilities)	3,518	494	475	491	6,760	11,738
Finance lease obligations	2	1	1	-	-	4
Derivative financial instruments	3	-	-	-	-	3
Total year ...	4,150	699	477	491	6,760	12,577

As of June 30, 2015 (recast)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	447	11	3	-	-	461
Borrowings (Excluding finance lease liabilities)	876	2,822	147	143	1,553	5,541
Finance lease obligations	2	1	-	-	-	3
Derivative financial instruments	238	265	-	-	-	503
Total year ...	1,563	3,099	150	143	1,553	6,508

(i)
Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 22. The Group’s equity is analyzed into its various components in the Statement of Changes in Equity.

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
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina (Continued)

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e. debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity in assets by obtaining appropriate insurance.

The Group’s strategy is to maintain key financing metrics, net debt to total equity ratio (gearing) and loan-to-value ratio (debt ratio) to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details the key metrics in relation to managing its capital structure of the Group. The levels of these metrics are within the ranges established by the Group’s strategy.

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Gearing ratio (i)	31.66%	29.91%	28.30%
Debt ratio (ii)	29.13%	25.27%	25.31%

(i)
Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.
(ii)
Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties, farmland and rights to receive units under barter agreements).

Property risk

There are several risks affecting the Group’s property investments. The composition of the Group’s property portfolio including asset concentration and lot size may affect liquidity and relative property performance. The Group has a large multi-asset portfolio and monitors its concentration and average property plot of land size.

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

The development, administration and profitability of Shopping malls are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping mall is located, the intrinsic attractiveness of them, the flow of people, the level of sales of each rental unit, the increasing competition from internet sales, the amount of rent collected from each rental unit and the fluctuations in occupancy levels. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Civil and Commercial Code of the Nation provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

Risks associated with development properties activities include the following: a) the potential abandonment of development opportunities; b) construction costs exceeding original budgets, possibly making a project uneconomical; c) occupancy rates and rents at newly completed projects may be insufficient to make the project profitable. On the other hand, a) the Group may not be able to obtain project financing on favorable terms for the development of the project; b) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; c) the Group may not be able to obtain, or may delay in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; d) preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions and e) prices for residential units may be insufficient to cover development cost. The Group also takes several actions to monitor these risks and respond appropriately whenever it is under its control. The Group has in-house property market research capability and development teams that monitor development risks closely. The Group generally adopts conservative assumptions on leasing and other variables and monitors the level of committed future capital expenditure on development programs relative to the level of undrawn facilities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina (Continued)

The Group’s hotel properties face specific risks as well. The success of the Group’s hotel properties will depend, in large part, upon the Group’s ability to compete in areas such as access, location, quality of accommodations, room rate structure and the quality and type of services offered. The Group’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In addition, their profitability depends on (i) the Group’s ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

4.3 Risk management of the urban properties and investment business in the Operation Center in Israel

Given the diversity of the activities conducted by IDBD and its subsidiaries, and the resulting risks, IDBD manages the exposure to its own key financial risks and those of its wholly-owned subsidiaries (except for IDB Tourism) in conformity with a centralized risk management policy, with the non-wholly owned IDBD subsidiaries being responsible for establishing the risk policy, taking action to cover market risks and managing their activities in a decentralized way. Both IDBD as holding and each subsidiary are responsible for managing their own financial risks in accordance with agreed global guidelines. The Chief Financial Officers of each entity are responsible for managing the risk management policies and systems, the definition of hedging strategies, insofar as applicable and based on any restriction that may be apply as a result of financial debt, the supervision of its implementation and the answer to such restrictions. The management framework includes policies, procedures, limits and allowed types of derivative financial instruments.

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.3 Risk management of the urban properties and investment business in the Operation Center in Israel (Continued)

(a) Market risk management

Foreign currency risk

Real estate, business and/or financial activities of IDBD subsidiaries in the operations center in Israel are developed mainly in Israeli currency, although some operations, mostly borrowing, are expressed in United States’ dollars, thereby exposing IDBD to a foreign currency risk.

Net financial position exposure to the functional currencies is managed in a decentralized way on a case-by-case basis, by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, as the case may be, or by other methods considered adequate by the Management, according to circumstances.

As of June 30, 2017 and 2016, the net position of financial instruments in US Dollars, which exposes the Group to the foreign currency risk amounts to Ps. (4,376) and Ps. (12,415), respectively. The Group estimates that, other factors being constant, a 5% appreciation of the US dollar against the Israeli currency would increase gain before income tax for the year ended June 30, 2017 for an amount of Ps. 231 (Ps. 498 loss in 2016). An equivalent depreciation would generate an additional net loss before income tax for the fiscal year ended June 30, 2017 of Ps. 236 (a profit of Ps. 489 in 2016).

Risk of fluctuations of the Consumer Price Index ("CPI") of Israel

IDBD has financial liabilities indexed by the Israeli CPI. As of the date of this Consolidated Financial Statements, more than half of financial liabilities arising from the center of operations in Israel was adjusted by the Israeli CPI.

Net financial position exposure to the Israeli CPI fluctuations is managed in a decentralized way on a case-by-case basis, by entering into using different derivative financial instruments, as the case may be, or by other methods, considered adequate by the Management, based on the to circumstances.

The Group estimates that, other factors being constant, a 1% appreciation of the CPI would increase loss before income tax for the year ended June 30, 2017 and 2016 for an amount of Ps. 427 and Ps. 415 respectively. An equivalent depreciation of the CPI would have an equal and opposite effect on the Statement of Income.

Interest rate risk

The IDBD’s interest rate risk principally arises from long-term borrowings (Note 22). Borrowings issued at floating rate expose IDBD to cash flow interest rate risk, are partially offset by financial assets at floating interest rate. Borrowings issued at fixed rates expose IDBD to fair value interest rate risk.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.3 Risk management of the urban properties and investment business in the Operation Center in Israel (Continued)

IDBD manages the exposure to the interest rate risk on a dynamic basis. Various scenarios are simulated by IDBD, taking into consideration refinancing, renewal of existing positions, alternative financing sources or hedging instruments, maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. The exposure to the interest rate risk is managed in a decentralized way and is monitored regularly by different management offices with a view to confirming that there are no adverse effects over its ability to meet its financial obligations and to comply with its borrowings covenants.

As of June 30, 2017 and 2016, the 96.6% and 95.7%, respectively, of the Group’s long-term financial borrowings in this operations center are at fixed interest rate, therefore, IDBD is not significantly exposed to the interest rate fluctuation risk.

IDBD estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the year ended June 30, 2017, in Ps. 21, approximately (Ps. 27 approximately in 2016). A decrease 1 % in floating rates would have an equal and opposite effect on the Statement of Income.

Other price risk

IDBD is exposed to equity securities price risk or derivative financial instruments price risk because of investments held in entities that are publicly traded. As indicated in Note 14, investment in Clal is classified on the Statements of Financial Position at “fair value through profit or loss” and represents the most significant IDBD’s exposure to price risk. IDBD has not used hedging against these risks.

IDBD estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2017 of Ps. 856. An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income.

IDBD regularly reviews the prices evolution of these equity securities in order to identify significant movements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.3 Risk management of the urban properties and investment business in the Operation Center in Israel (Continued)

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

IDBD is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables.

Under the policy established by IDBD’s board of directors, the management deposits excess cash in local banks which are not company creditors, in order to keep minimum risk values in cash balances.

The IDBD’s policy is to manage credit exposure to deposits, short-term investments, and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with IDBD are well known because of their experience in the market and high credit quality. IDBD places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the Statement of Financial Position.

IDBD’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk. IDBD generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counterparty. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that IDBD has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.3 Risk management of the urban properties and investment business in the Operation Center in Israel (Continued)

The IDBD’s policy is to manage credit exposure to trade and other receivables counterparties within defined trading limits. All of IDBD’s significant counterparties have internal credit trading limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from Shopping malls, offices and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). IDBD has a large customer base and is not dependent on any single customer. (Note 17).

There is not a high credit risk concentration in trade receivables from telecommunications and supermarket activity, as the business does not rely on few customers and most of the transactions are paid in cash or by credit card. (Note 17).

(c)
Liquidity risk management

The most important risk in the operations center in Israel is liquidity risk, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the IDBD’s cash flow and Statement of Financial Position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, IDBD aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.3 Risk management of the urban properties and investment business in the Operation Center in Israel (Continued)

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

When the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

As of June 30, 2017	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	16,850	1,584	692	-	-	19,126
Borrowings	23,733	18,084	20,837	13,353	67,537	143,544
Leases	10	5	5	5	-	25
Purchase obligations	1,135	1,140	873	5	-	3,153
Derivative financial instruments	62	76	-	-	-	138
Total year ....	41,790	20,889	22,407	13,363	67,537	165,986

As of June 30, 2016 (recast)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	13,046	234	561	54	4	13,899
Borrowings	20,714	19,328	29,522	9,435	52,232	131,231
Leases	2,254	2,086	1,802	1,487	3,398	11,027
Purchase obligations	1,089	162	15	-	-	1,266
Derivative financial instruments	105	47	58	-	-	210
Total year ....	37,208	21,857	31,958	10,976	55,634	157,633

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.3 Risk management of the urban properties and investment business in the Operation Center in Israel (Continued)

See Note 22 that includes a description of commitments and restrictions related to loans and renegotiation processes under way.

5.
Significant judgments, key assumptions and estimates

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
Business continuity of cash-generating units.
Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).
		Should any of the assumptions made be inaccurate, this could lead to differences in the recoverable values of cash-generating units.	Note 11 – Property, plant and equipment Note 13 – Intangible assets
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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

5.
Critical accounting estimates, assumptions and judgments (Continued)

Estimation	Main assumptions	Potential implications	Main references
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 11 – Property, plant and equipment Note 13 – Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators.	Incorrect valuation of investment properties	Note 10 – Investment properties
Income tax
The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.
Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.
		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 24 – Taxation
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.	Note 17 – Trade and other receivables
Level 2 and 3 financial instruments
Main assumptions used by the Group are:
● Projected discounted income as per discount rate.
● Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.
● Comparable market multiple (EV/GMV ratio).
● Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor rate curve).
		Incorrect recognition of a charge to income.	Note 16 – Financial instruments by category
Probability estimate of contingent liabilities	Whether more economic resources may be spent in relation to litigation against the Group; such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 21 – Provisions
Biological assets	Main assumptions used in valuation are: yields, operating costs, selling expenses, future of sales prices, discount rate.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 14.	Note 14 – Biological assets

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

Agricultural business:

Starting in fiscal year 2017, the CODM reviews certain corporate expenses associated to all of the agribusiness segments on an aggregate and separate basis, and such expenses have been accounted for under Other Segments and Corporate. As of June 2016 and 2015, the segment information has been modified for comparability purposes with the current fiscal.

In previous and current year, the Group has changed the presentation of the agricultural business segments which are reviewed by the CODM for a better alignment with the current business vision and the metrics used to such end. Previously, eight reportable segments were considered (crops, cattle, dairy, sugarcane, agricultural rentals and services, land transformation and sales, agro-industrial and other segments), actually are considered:

●
The “Land transformation and sales” segment comprises gains from the disposal and development of farmlands activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

●
The "Agricultural production" segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; breeding and/or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers; agricultural services; leasing of the Group's farms to third parties; and planting, harvesting and sale of sugarcane.
●
The "Other segments and corporate" includes, principally, slaughtering and processing in the meat refrigeration plant; and brokerage activities, among others. In addition, includes corporate expenses related to agricultural business.

The amounts corresponding to the fiscal year ended June 30, 2016 and 2015, have been retroactively adjusted to reflect changes in segment information.

Urban properties and investments:

● Operations Center in Argentina

Within this operations center, the Group operates in the following segments:

o
The “Shopping malls” segment includes the assets and operating results of the activity of shopping malls portfolio principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.
o
The “Offices and others” segment includes the assets and operating results from lease revenues of offices and other rental space and other service revenues related to the office activities.
o
The “Sales and developments” segment includes the assets and operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent, sales of hotels and other properties included in the International segment.
o
The "Hotels" segment includes the operating results of hotels mainly comprised of room, catering and restaurant revenues.
o
The “International” segment includes assets and operating profit or loss from business related to associates Condor and Lipstick. Through these associates, the Group derives revenue from hotels and an office building in USA, respectively. Until September 30, 2014, this segment included revenues from a subsidiary that owned the building located at 183 Madison Ave in New York, USA, which was sold that date. Additionally, until October 11, 2015, this international segment included results from the investment in IDBD carried at fair value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

o
The “Financial operations, Corporate and others” segment primarily includes the financial activities carried out by BHSA and Tarshop, and other residual financial operations and corporate expenses related to the Operations center in Argentina.

The CODM periodically reviews the results and certain asset categories and assesses performance of the operating segments corresponding to the agricultural business and urban properties and investment business of the operations center Argentina based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Financial Statements, except for the following:

●
Operating results from joint ventures: Cresca, Cyrsa S.A., NPSF, Puerto Retiro, Baicom, Networks S.A. and Quality are evaluated by the CODM applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.
●
Operating results from Shopping malls and offices do not include the amounts pertaining to building administration expenses and collective promotion funds ("FPC", as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

Starting in fiscal year 2017, the CODM reviews certain corporate expenses associated to all segments of the operations center in Argentina on an aggregate and separate basis, and such expenses have been accounted for under Financial operations, Corporate and others. As of June 2016 and 2015, the segment information has been restrospectively recast for comparability purposes.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

● Operations Center in Israel:

Within this operations center, the Group operates in the following segments:

o
The “Real Estate” segment includes mainly assets and operating income derived from business related to the subsidiary PBC. Through PBC, the Group operates rental properties and residential properties in Israel, USA and other parts of the world and carries out commercial projects in Las Vegas, USA.
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
o
The "Insurance" segment includes the investment in Clal. This company is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others. As indicated in Note 18, the Group does not have control over Clal; therefore, the business is not consolidated on a line-by-line basis but rather reported in a single line as a financial asset held for sale and valued at fair value, as required by the IFRS.
o
The "Others" segment includes the assets and income derived from other diverse business activities, such as technological developments, tourism, gas and oil assets, electronics, and others.

As stated in Notes 35 and 36 to these Financial Statements, Adama, Israir and Open Sky are presented within discontinued operations, therefore the Group has ceased to present the following segments: (i) Agrochemicals (Adama) and (ii) Tourism (previously included within “Others” segments).

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements.

As stated under Note 2, the Group decided to consolidate income derived from its operations center in Israel with a three month lag, as adjusted for the effects of significant transactions; hence, IDBD’s results for the period extending from October 11, 2015 (acquisition date) through March 31, 2016 are included in sunder comprehensive income of the Group for the fiscal year ended June 30, 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

For the fiscal year ended June 30, 2017, the group consolidated twelve month worth of income from the Israel Operations Center, maintaining the three month lag and adjusting for the effects of material transactions.

Goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

 As to business segments involving the urban properties and investments business from the operations center in Argentina where the CODM evaluated assets under the proportional consolidation method, each reported asset includes the proportional share of the Group in the same class of assets of the associates and/or joint ventures. Only as an example, the investment properties amount reported to the CODM includes (i) the investment property balance as per the Statement of Financial Position plus (ii) the Group’s share in the balances of investment properties of joint ventures.

Within the agricultural business, most revenue from its operating segments are generated from, and their assets are located in Argentina and Brazil, mainly.

Within the urban properties and investment business in the operations center in Argentina, most revenue from its operating segments are generated from, and their assets are located in Argentina, except for earnings of associates included in the “International” segment located in USA.

Within the urban properties and investment business in the operations center in Israel, most revenue from its operating segments are derived from and their assets are located in Israel, except for certain earnings from the Real Estate segment which are generated from activities outside Israel, mainly in USA.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2017:

	Agricultural business (I)	Urban properties and investments business (II)			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
Revenues	3,919	4,311	68,422	72,733	76,652
Costs	(5,477)	(911)	(49,110)	(50,021)	(55,498)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,185	-	-	-	2,185
Changes in the net realizable value of agricultural products after harvest	(74)	-	-	-	(74)
Gross profit	553	3,400	19,312	22,712	23,265
Gain from disposal of farmlands	280	-	-	-	280
Net gain from fair value adjustment of investment properties	331	4,488	374	4,862	5,193
General and administrative expenses	(364)	(773)	(3,135)	(3,908)	(4,272)
Selling expenses	(509)	(355)	(13,093)	(13,448)	(13,957)
Management fees	(10)	(118)	(72)	(190)	(200)
Other operating results, net	108	(67)	(196)	(263)	(155)
Profit from operations	389	6,575	3,190	9,765	10,154
Share of profit / (loss) of joint ventures and associates	8	(95)	105	10	18
Segment profit	397	6,480	3,295	9,775	10,172

Investment properties	304	41,206	-	41,206	41,510
Property, plant and equipment	4,640	267	-	267	4,907
Trading properties	-	588	-	588	588
Goodwill	14	51	-	51	65
Rights to receive future units under barter agreements	-	47	-	47	47
Biological assets	1,230	-	-	-	1,230
Inventories	776	34	-	34	810
Investment in joint ventures and associates	49	2,719	-	2,719	2,768
Operating assets from Operations Center in Israel	-	-	178,964	178,964	178,964
Total segment assets	7,013	44,912	178,964	223,876	230,889

Operating liabilities from Operations Center in Israel	-	-	155,235	155,235	155,235

.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2016 (recast):

	Agricultural business (I)	Urban properties and investments business (II)			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
Revenues	2,912	3,284	27,077	30,361	33,273
Costs	(3,814)	(659)	(19,252)	(19,911)	(23,725)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,696	-	-	-	1,696
Changes in the net realizable value of agricultural products after harvest	208	-	-	-	208
Gross profit	1,002	2,625	7,825	10,450	11,452
Loss from disposal of farmlands	(2)	-	-	-	(2)
Net gain / (loss) from changes in the fair value of investment properties	22	18,167	(271)	17,896	17,918
General and administrative expenses	(270)	(600)	(1,293)	(1,893)	(2,163)
Selling expenses	(338)	(264)	(5,442)	(5,706)	(6,044)
Management fees	(11)	(501)	(22)	(523)	(534)
Other operating results, net	(70)	(12)	(32)	(44)	(114)
Profit from operations	333	19,415	765	20,180	20,513
Share of profit / (loss) of joint ventures and associates	23	127	123	250	273
Segment profit	356	19,542	888	20,430	20,786

Investment properties	103	36,159		36,159	36,262
Property, plant and equipment	3,247	238	-	238	3,485
Trading properties	-	599	-	599	599
Goodwill	10	24	-	24	34
Rights to receive future units under barter agreements	-	90	-	90	90
Biological assets	1,061	-	-	-	1,061
Inventories	660	28	-	28	688
Investment in joint ventures and associates	54	1,967	-	1,967	2,021
Operating assets from Operations Center in Israel	-	-	147,470	147,470	147,470
Total segment assets	5,135	39,105	147,470	186,575	191,710

Operating liabilities from Operations Center in Israel	-	-	132,989	132,989	132,989

.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2015 (recast):

	Agricultural business (I)	Urban properties and investments business (II)	Total
		Operations Center in Argentina
Revenues	2,395	2,547	4,942
Costs	(3,411)	(482)	(3,893)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,370	-	1,370
Changes in the net realizable value of agricultural products after harvest	(34)	-	(34)
Gross profit	320	2,065	2,385
Gain from disposal of farmlands	570	-	570
Net gain from fair value adjustment of investment properties	129	3,974	4,103
General and administrative expenses	(212)	(402)	(614)
Selling expenses	(286)	(195)	(481)
Management fees	(16)	(129)	(145)
Other operating results, net	(19)	33	14
Profit from operations	486	5,346	5,832
Share of profit / (loss) of joint ventures and associates	1	(860)	(859)
Segment profit	487	4,486	4,973

Investment properties	335	19,364	19,699
Property, plant and equipment	2,326	251	2,577
Trading properties	-	150	150
Goodwill	8	25	33
Rights to receive future units under barter agreements	-	90	90
Biological assets	534	-	534
Inventories	496	23	519
Interests in joint ventures and associates	33	2,972	3,005
Total segment assets	3,732	22,875	26,607

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

(I)
Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	June 30, 2017
	Agricultural production	Land transformation and sales	Others and corporate	Total Agricultural business (i)
Revenues	2,196	-	1,723	3,919
Costs	(3,867)	(11)	(1,599)	(5,477)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,185	-	-	2,185
Changes in the net realizable value of agricultural products after harvest	(74)	-	-	(74)
Gross Profit / (loss)	440	(11)	124	553
Gain from disposal of farmlands	-	280	-	280
Net gain from fair value adjustment of investment properties	-	331	-	331
General and administrative expenses	(254)	(1)	(109)	(364)
Selling expenses	(370)	-	(139)	(509)
Management fees	-	(10)	-	(10)
Other operating results, net	99	-	9	108
(Loss) / Profit from operations	(85)	589	(115)	389
Share of profit / (loss) of associates	12	-	(4)	8
Segment (loss) / profit	(73)	589	(119)	397

Investment properties	304	-	-	304
Property, plant and equipment	4,531	12	97	4,640
Goodwill	13	-	1	14
Biological assets	1,230	-	-	1,230
Inventories	537	-	239	776
Investments in associates	45	-	4	49
Total segment assets (ii)	6,660	12	341	7,013

(i)
From all of the Group’s revenues corresponding to Agricultural Business, Ps. 3,039 are originated in Argentina and Ps. 880 in other countries, principally in Brazil for Ps. 742.
(ii)
From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 2,554 are located in Argentina and Ps. 4,459 in other countries, principally in Brazil for Ps. 3,351.

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

	June 30, 2016 (recast)
	Agricultural production	Land transformation and sales	Others and corporate	Total Agricultural business (i)
Revenues	1,765	-	1,147	2,912
Costs	(2,740)	(9)	(1,065)	(3,814)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,696	-	-	1,696
Changes in the net realizable value of agricultural products after harvest	208	-	-	208
Gross Profit / (loss)	929	(9)	82	1,002
Loss from disposal of farmlands	-	(2)	-	(2)
Net gain from fair value adjustment of investment properties	-	22	-	22
General and administrative expenses	(185)	(1)	(84)	(270)
Selling expenses	(248)	-	(90)	(338)
Management fees	(11)	-	-	(11)
Other operating results, net	(72)	-	2	(70)
Profit / (Loss) from operations	413	10	(90)	333
Share of profit / (loss) of associates	26	-	(3)	23
Segment Profit / (loss)	439	10	(93)	356

Investment properties	103-	-	-	103
Property, plant and equipment	3,187	18	42	3,247
Goodwill	10	-	-	10
Biological assets	1,061	-	-	1,061
Inventories	499	-	161	660
Investments in associates	54	-	-	54
Total segment assets (ii)	4,914	18	203	5,135

(i)
From all of the Group’s revenues corresponding to Agricultural Business, Ps. 2,212 are originated in Argentina and Ps. 700 in other countries, principally in Brazil for Ps. 503.
(ii)
From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 2,344 are located in Argentina and Ps. 2,791 in other countries, principally in Brazil for Ps. 1,715.

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

	June 30, 2015 (recast)
	Agricultural production	Land transformation and sales	Others and corporate	Total Agricultural business (i)
Revenues	1,461	-	934	2,395
Costs	(2,558)	(9)	(844)	(3,411)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,370	-	-	1,370
Changes in the net realizable value of agricultural products after harvest	(34)	-	-	(34)
Gross Profit / (loss)	239	(9)	90	320
Gain from disposal of farmlands	-	570	-	570
Net gain from fair value adjustment of investment properties	-	129	-	129
General and administrative expenses	(162)	(2)	(48)	(212)
Selling expenses	(194)	(2)	(90)	(286)
Management fees	-	(16)	-	(16)
Other operating results, net	(15)	(5)	1	(19)
(Loss) / Profit from operations	(132)	665	(47)	486
Share of profit of associates	1	-	-	1
Segment (loss) / profit	(131)	665	(47)	487

Investment properties	335	-	-33	335
Property, plant and equipment	2,279	17	30	2,326
Goodwill	7	-	1	8
Biological assets	533	-	1	534
Inventories	370	-	126	496
Investments in associates	33	-	-	33
Total segment assets (ii)	3,557	17	158	3,732

(i)
From all of the Group’s revenues corresponding to Agricultural Business, Ps. 1,679 are originated in Argentina and Ps. 716 in other countries, principally in Brazil for Ps. 578.
(ii)
From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 1,628 are located in Argentina and Ps. 2,104 in other countries, principally in Brazil for Ps. 1,392.

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

(II)
Urban properties and investments line of business

The following tables present the reportable segments from the Operations Center in Argentina:

	June 30, 2017
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
Revenues (i)	3,043	443	99	725	-	1	4,311
Costs	(350)	(33)	(43)	(485)	-	-	(911)
Gross profit	2,693	410	56	240	-	1	3,400
Net gain from fair value adjustment of investment properties	2,068	1,571	849	-	-	-	4,488
General and administrative expenses	(261)	(33)	(32)	(135)	(78)	(234)	(773)
Selling expenses	(188)	(34)	(16)	(95)	-	(22)	(355)
Management fees	(77)	(29)	(12)	-	-	-	(118)
Other operating results, net	(59)	4	(35)	(2)	27	(2)	(67)
Profit / (Loss) from operations	4,176	1,889	810	8	(51)	(257)	6,575
Share of profit / (loss) of joint ventures and associates	-	-	14	-	(196)	87	(95)
Segment profit / (loss)	4,176	1,889	824	8	(247)	(170)	6,480

Investment properties	28,799	7,668	4,739	-	-	-	41,206
Property, plant and equipment	55	42	-	168	2	-	267
Trading properties	1	-	587	-	-	-	588
Goodwill	8	38	5	-	-	-	51
Rights to receive future units under barter agreements	-	-	47	-	-	-	47
Inventories	23	1	-	10	-	-	34
Investment in joint ventures and associates	-	113	95	-	570	1,941	2,719
Total segment assets (ii)	28,886	7,862	5,473	178	572	1,941	44,912

(i)
From all the Group's revenues corresponding to the urban properties and investment business of the Operations Center in Argentina, 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all of the Group's assets included in the segment corresponding to the urban properties and investment business of the operations Center in Argentina, Ps. 44,150 are located in Argentina and Ps. 762 in other countries, principally in USA for Ps. 570 and Uruguay for Ps. 192, respectively.

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

The following tables present the reportable segments from the Operations Center in Argentina:

	June 30, 2016 (recast)
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
Revenues (i)	2,406	340	3	534	-	1	3,284
Costs	(256)	(21)	(20)	(362)	-	-	(659)
Gross profit / (loss)	2,150	319	(17)	172	-	1	2,625
Net gain from fair value adjustment of investment properties	16,132	1,262	773	-	-	-	18,167
General and administrative expenses	(179)	(24)	(23)	(103)	(91)	(180)	(600)
Selling expenses	(145)	(8)	(23)	(69)	-	(19)	(264)
Management fees	(444)	(39)	(17)	-	(1)	-	(501)
Other operating results, net	(63)	(6)	(34)	(2)	92	1	(12)
Profit / (Loss) from operations	17,451	1,504	659	(2)	-	(197)	19,415
Share of profit / (loss) of joint ventures and associates	-	21	5	-	(130)	231	127
Segment Profit / (Loss)	17,451	1,525	664	(2)	(130)	34	19,542

Investment properties	26,613	5,786	3,760	-	-	-	36,159
Property, plant and equipment	49	19	2	166	2	-	238
Trading properties	1	-	598	-	-	-	599
Goodwill	14	6	4	-	-	-	24
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	19	-	1	8	-	-	28
Investment in joint ventures and associates	-	59	62	-	143	1,703	1,967
Total segment assets (ii)	26,696	5,870	4,517	174	145	1,703	39,105

(i)
From all the Group's revenues corresponding to the urban properties and investment business of the Operations Center in Argentina, 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all of the Group's assets included in the segment corresponding to the urban properties and investment business of the operations Center in Argentina, Ps. 38,804 are located in Argentina and Ps. 303 in other countries, principally in USA for Ps. 145 and Uruguay for Ps. 158, respectively.

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6. Segment information (Continued)

	June 30, 2015 (recast)
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
Revenues (i)	1,778	333	14	396	26	-	2,547
Costs	(164)	(13)	(19)	(279)	(7)	-	(482)
Gross profit / (loss)	1,614	320	(5)	117	19	-	2,065
Net gain from fair value adjustment of investment properties	729	1,842	1,403	-	-		3,974
General and administrative expenses	(135)	(59)	(50)	(78)	(56)	(24)	(402)
Selling expenses	(113)	(21)	(9)	(52)	-	-	(195)
Management fees	(48)	(46)	(31)	-	(4)		(129)
Other operating results, net	(49)	(118)	(13)	-	215	(2)	33
Profit / (Loss) from operations	1,998	1,918	1,295	(13)	174	(26)	5,346
Share of profit / (loss) of joint ventures and associates	-	5	(2)	1	(1,022)	158	(860)
Segment profit / (loss)	1,998	1,923	1,293	(12)	(848)	132	4,486

Investment properties	10,415	5,460	3,489	-	-	-	19,364
Property, plant and equipment	48	26	1	175	1	-	251
Trading properties	1	-	149	-	-	-	150
Goodwill	14	6	5	-	-	-	25
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	16	-	-	7	-	-	23
Investment in joint ventures and associates	-	43	47	-	1,478	1,404	2,972
Total segment assets (ii)	10,494	5,535	3,781	182	1,479	1,404	22,875

(i)
From all the Group's revenues corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps. 2,521 are originated in Argentina and Ps. 26 in USA. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all of the Group's assets included in the segment corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps. 21,290 are located in Argentina and Ps. 1,585 in other countries, principally in USA for Ps. 1,479 and Uruguay for Ps. 106, respectively.

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
6. Segment information (Continued)

The following table presents the reportable segments of the Operations Center in Israel:

	June 30, 2017
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	4,918	47,277	15,964	-	263	68,422
Costs	(2,333)	(35,432)	(11,183)	-	(162)	(49,110)
Gross profit	2,585	11,845	4,781	-	101	19,312
Net gain from fair value adjustment of investment properties	374	-	-	-	-	374
General and administrative expenses	(290)	(627)	(1,592)	-	(626)	(3,135)
Selling expenses	(91)	(9,517)	(3,406)	-	(79)	(13,093)
Management fees	(42)	(30)	-	-	-	(72)
Other operating results	46	(52)	(36)	-	(154)	(196)
Profit / (loss) from operations	2,582	1,619	(253)	-	(758)	3,190
Share of profit / (loss) of joint ventures and associates	46	75	-	-	(16)	105
Segment profit / (loss)	2,628	1,694	(253)	-	(774)	3,295

Operating assets	79,427	38,521	31,648	8,562	20,806	178,964
Operating liabilities	(64,100)	(29,239)	(25,032)	-	(36,864)	(155,235)
	15,327	9,282	6,616	8,562	(16,058)	23,729

From all revenues corresponding to the Operations Center in Israel, Ps. 1,102 are originated in USA and Ps. 67,320 in Israel. No external client represents 10% or more of the revenue of any of the reportable segments.
From all assets corresponding to the Operations Center in Israel segments, Ps. 20,176 are located in USA, Ps. 3,678 in India and the remaining are located in Israel.

	June 30, 2016 (recast)
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	1,538	18,610	6,655	-	274	27,077
Costs	(467)	(14,076)	(4,525)	-	(184)	(19,252)
Gross profit	1,071	4,534	2,130	-	90	7,825
Net loss from changes in fair value of investment properties	(271)	-	-	-	-	(271)
General and administrative expenses	(100)	(203)	(708)	-	(282)	(1,293)
Selling expenses	(29)	(3,907)	(1,493)	-	(13)	(5,442)
Management fees	(12)	(10)	-	-	-	(22)
Other operating results, net	(19)	(13)	-	-	-	(32)
Profit / (loss) from operations	640	401	(71)	-	(205)	765
Share of profit / (loss) of joint ventures and associates	226	-	-	-	(103)	123
Segment profit / (loss)	866	401	(71)	-	(308)	888

Operating assets	60,678	29,440	27,345	4,602	25,405	147,470
Operating liabilities	(49,576)	(23,614)	(21,657)	-	(38,142)	(132,989)
	11,102	5,826	5,688	4,602	(12,737)	14,481

From all revenues corresponding to the Operations Center in Israel, Ps. 512 are originated in USA and Ps. 26,565 in Israel. No external client represents 10% or more of the revenue of any of the reportable segments.
From all assets corresponding to the Operations Center in Israel segments, Ps.14,070 are located in USA, Ps. 786 in India and the remaining are located in Israel.

..

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

	June 30, 2017
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income / (operations) for elimination of intersegment transactions	Total Statement of Income
Revenues	76,652	(72)	1,490	(152)	77,918
Costs	(55,498)	60	(1,517)	140	(56,815)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,185	(9)	-	-	2,176
Changes in the net realizable value of agricultural products after harvest	(74)	-	-	-	(74)
Gross profit / (loss)	23,265	(21)	(27)	(12)	23,205
Gain from disposal of farmlands	280	-	-	-	280
Net gain / (loss) from changes in fair value of investment properties	5,193	(192)	-	-	5,001
General and administrative expenses	(4,272)	7	-	8	(4,257)
Selling expenses	(13,957)	7	-	4	(13,946)
Management fees	(200)	-	-	-	(200)
Other operating results, net	(155)	(5)	-	2	(158)
Profit / (Loss) from operations before share of Profit / (Loss) of joint ventures and associates	10,154	(204)	(27)	2	9,925
Share of profit of joint ventures and associates	18	154	-	-	172
Profit / (loss) from operations before financing and taxation	10,172	(50)	(27)	2	10,097

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

	June 30, 2016 (recast)
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of intersegment transactions	Total Statement of Income
Revenues	33,273	(89)	1,194	(146)	34,232
Costs	(23,725)	105	(1,207)	146	(24,681)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,696	(57)	-	-	1,639
Changes in net realizable value of agricultural products after harvest	208	-	-	-	208
Gross profit / (loss)	11,452	(41)	(13)	-	11,398
Loss from disposal of farmlands	(2)	-	-	-	(2)
Net gain / (loss) from changes in fair value of investment properties	17,918	(379)	-	-	17,539
General and administrative expenses	(2,163)	6	-	7	(2,150)
Selling expenses	(6,044)	8	-	1	(6,035)
Management fees	(534)	-	-	-	(534)
Other operating results, net	(114)	(2)	-	(3)	(119)
Profit / (loss) from operations before share of profit / (loss) of joint ventures and associates	20,513	(408)	(13)	5	20,097
Share of profit of joint ventures and associates	273	261	-	-	534
Profit / (loss) from operations before financing and taxation	20,786	(147)	(13)	5	20,631

	June 30, 2015 (recast)
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income / (operations) for elimination of inter-segment transactions	Total Statement of Income
Revenues	4,942	(53)	887	(124)	5,652
Costs	(3,893)	57	(901)	122	(4,615)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,370	(23)		-	1,347
Changes in the net realizable value of agricultural products after harvest	(34)	-		-	(34)
Gross profit / (loss)	2,385	(19)	(14)	(2)	2,350
Gain / (loss) from disposal of farmlands	570	(20)	-	-	550
Net gain / (loss) from changes in fair value of investment properties	4,103	(48)	-	-	4,055
General and administrative expenses	(614)	4	-	3	(607)
Selling expenses	(481)	6	-	1	(474)
Management fees	(145)	-	-	-	(145)
Other operating results, net	14	4	-	(1)	17
Profit / (loss) from operations before share of Profit / (loss) of joint ventures and associates	5,832	(73)	(14)	1	5,746
Share of (loss) / profit of joint ventures and associates	(859)	42	-	-	(817)
Profit / (loss) from operations before financing and taxation	4,973	(31)	(14)	1	4,929

..

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

	June 30, 2017					June 30, 2016 (recast)					June 30, 2015 (recast)
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina
Total Assets per segment	7,013	44,912	178,964	223,876	230,889	5,135	39,105	147,470	186,575	191,710	3,732	22,875	26,607
Less:
Proportionate share in reportable assets per segment of joint ventures (*)	(620)	(990)	-	(990)	(1,610)	(532)	(838)	-	(838)	(1,370)	(382)	(400)	(782)
Measurement adjustments at fair value
Plus:
Investments in joint ventures (**)	280	735	-	735	1,015	233	621	-	621	854	177	342	519
Discontinued operations	-	-	2,681	2,681	2,681
Other non-reportable assets	3,792	4,679	-	4,679	8,471	3,252	5,205	-	5,205	8,457	2,779	2,601	5,380
Total Consolidated assets as per Statement of Financial Position	10,465	49,336	181,645	230,981	241,446	8,088	44,093	147,470	191,563	199,651	6,306	25,418	31,724

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6. Segment information (Continued)

(*) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment.

	June 30, 2017					June 30, 2016 (recast)					June 30, 2015 (recast)
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina
Investment properties	-	983	-	983	983	3	750	-	750	753	-	393	393
Property, plant and equipment	620	(4)	-	(4)	616	511	(3)	-	(3)	508	366	(2)	364
Trading properties	-	4	-	4	4	-	86	-	86	86	-	4	4
Goodwill	-	7	-	7	7	-	4	-	4	4	-	5	5
Biological assets	-	-	-	-	-	12	-	-	-	12	8	-	8
Inventories	-	-	-	-	-	6	1	-	1	7	8	-	8
Total proportionate share in assets per segment of joint ventures	620	990	-	990	1,610	532	838	-	838	1,370	382	400	782

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6. Segment information (Continued)

(**) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.

	June 30, 2017					June 30, 2016 (recast)					June 30, 2015 (recast)
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina
Total Liabilities per segment	-	-	155,235	155,235	155,235	-	-	132,989	132,989	132,989	-	-	-
Plus:
Liabilities corresponding to agricultural business and urban properties and investment business of the operations center in Argentina	8,417	28,621	-	28,621	37,038	6,258	23,204	-	23,204	29,462	4,612	12,556	17,168
Total Consolidated liabilities as per Statement of Financial Position	8,417	28,621	155,235	183,856	192,273	6,258	23,204	132,989	156,193	162,451	4,612	12,556	17,168

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

7.
Information about principal subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group. As of June 30, 2017, 2016 and 2015 correspond to urban properties and investment business from the Operations Center in Argentina and agricultural business.

	As of June 30, 2017							Year ended June 30, 2017
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling shareholders	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Profit / (loss) attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase / (decrease) in cash and cash equivalents	Dividends distributed to non-controlling shareholders
Elron	49.68%	1,669	1,183	162	10	2,680	1,975	-	(427)	(63)	(342)	(235)	147	(200)	(288)	106
PBC	35.56%	10,956	64,345	10,503	49,902	14,896	11,161	4,877	886	(353)	1,254	2,470	(2,208)	283	545	(975)
Cellcom	57.74%	11,209	18,273	8,171	15,974	5,337	3,706	15,739	(329)	-	(224)	2,348	(1,574)	(1,348)	(574)	-
Shufersal	39.33%	12,764	23,482	16,556	12,983	6,707	3,840	47,192	1,000	(7)	601	2,883	(1,590)	(1,798)	(505)	(265)
Brasilagro	56.57%	804	3,347	739	276	3,136	1,774	693	134	822	76	328	(81)	(307)	(60)	-
IRSA	36.24%	65,492	165,750	46,434	137,472	47,336	21,472	74,172	5,220	9,733	5,679	9,059	(2,068)	1,537	8,528	(2,512)

	As of June 30, 2016 (recast)							Year ended June 30, 2016 (recast)
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling shareholders	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Profit / (loss) attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase / (decrease) in cash and cash equivalents	Dividends distributed to non-controlling shareholders
Elron	49.68%	2,145	922	82	31	2,954	2,522	3	(97)	(200)	(126)	(171)	(58)	13	(216)	-
PBC	23.55%	10,435	48,010	9,925	37,684	10,836	7,220	1,606	957	675	795	1,085	292	(2,519)	(1,142)	(336)
Cellcom	58.23%	9,368	16,113	7,629	13,210	4,642	3,795	6,655	(64)	(67)	(39)	1,442	(241)	(776)	425	(6)
Shufersal	47.05%	9,929	18,791	13,202	10,419	5,099	3,040	19,427	343	322	343	803	(504)	(2,543)	(2,244)	(158)
Brasilagro	57.82%	980	2,183	415	205	2,543	1,470	467	(33)	591	(19)	(37)	324	(424)	(137)	-
IRSA	36.23%	42,763	149,378	43,600	112,685	35,856	14,224	31,523	9,496	13,651	4,586	4,139	8,210	(3,968)	8,381	(106)

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

7.
Information about principal subsidiaries (Continued)

	As of June 30, 2015 (recast)							Year ended June 30, 2015 (recast)
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling shareholders	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Profit / (loss) attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase / (decrease) in cash and cash equivalents	Dividends distributed to non-controlling shareholders
PAMSA	20.00%	488	2,376	310	671	1,882	376	333	580	580	116	120	(154)	-	(34)	(43)
DLF	8.43%	330	1,729	299	264	1,496	13	-	(418)	(390)	(82)	-	-	-	-	-
Rigby	25.50%	19	-	-	-	19	5	28	398	212	109	-	1,538	(1,537)	1	-
RES	33.17%	30	356	11	14	361	120	-	119	119	40	(1)	-	-	(1)	-
Brasilagro	60.23%	1,361	1,633	583	195	2,216	1,334	558	549	181	331	(34)	61	(64)	(37)	-
IRSA	35.22%	1,896	24,503	2,691	10,116	13,592	963	3,403	2,710	2,634	269	834	261	(1,390)	(295)	(69)

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

7.
Information about principal subsidiaries (Continued)

Restrictions, commitments and other relevant issues

Cellcom

In November 2015, Cellcom signed an agreement with Golán Telecom Ltd (“Golan”) and its shareholders for the acquisition of 100% of Golan’s shares of stock. Such agreement was not accepted by the Ministry of Telecommunications. Furthermore, in July 2016, Cellcom started legal proceedings against Golan for failure to comply with the stock purchase agreement. On January 17, 2017 Electra Consumer Products Ltd (“Electra”) entered into a stock purchase agreement with Golan and its shareholders and also an agreement with Cellcom on the use of its net and hosting services. At the same time, Cellcom cancelled the agreement to purchase Golan and agreed to grant Electra e loan in the amount of NIS 130 (then equivalent to approximately Ps. 546) for a term of 10 years, which will be repaid in 6 semi-annual installments starting on the eight anniversary of the execution of the agreement. The loan is backed by several assets of Golan. It is worth mentioning that the agreement regarding the use of the network and hosting services was approved by the ministry of telecommunications. The purchase of Golan by Electra was approved in April and the loan was granted.

Analysis of the impact of the Concentration Law

On December 2013, was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration Law, 5774-2013 (‘the Concentration Law’) which has material implications for IDBD and its investors, including the disposal of the controlling interest in Clal.

In May 2017, the alternative chosen by the Board and the Audit Committee of IDBD was the sale of DIC’s shares to a special purpose vehicle controlled by Dolphin. Thus, IDBD would cease controlling DIC and its subsidiaries. Under this alternative, IDBD complies with the concentration law as of the end of fiscal year 2017.

After June 30, 2017, Dolphin Netherlands B.V. made a non-binding tender offer for the acquisition of all the shares of Discount Investment Corporation Ltd. (“DIC”) held by IDB Development Corporation Ltd. (“IDBD”). There is no certainty that the parties will sign or execute a binding agreement. The tender offer is to be examined by a committee of independent directors of IDBD and, once examined, the terms and conditions of the transaction will be negotiated. This transaction may take a long time to be finalized or may even never come to fruition, or else be consummated under different terms over the course of the negotiations, for it requires approval of IDBD’s competent corporate bodies, as well as approval by other entities that may deny.

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

7.
Information about principal subsidiaries (Continued)

For purposes of the transaction, a committee of independent directors has been set up to assess the tender offer and negotiate the terms and conditions. In response to an inquiry, the Audit Committee has issued an opinion without reservations as to the transaction in accordance with the terms of section 72 et al. of the Capital Markets Act N° 26,831.

On September 24, 2017, IDBD reported that the Company and Dolphin signed a Term Sheet for the purchase of DIC shares by a related party of Dolphin. The completion of the Transaction contemplated under the Term Sheet is subject to the Parties' execution of the definitive transaction documents (the "Definitive Documents") on or prior to November 16, 2017, as well as to the approval of the Transaction by the authorized organs of the Parties and to the fulfillment of additional pending warranties up to December 10, 2017 (the "Date of Completion of the Transaction"). The main points of the Term Sheet are as follows:

●
The buyer will acquire the total of DIC shares held by IDBD at a stated price of NIS 16.6 per share (equivalent to approximately Ps. 80 per share at the date of these financial statements).
●
Payment will be made through the issuance of a promissory note by the buyer, which will expire 5 years from the date of completion of the transaction and will accrue a minimum annual interest of 5.5%. Until the payment is canceled in full, any DIC distribution will be paid in an Israeli bank and will be pledged in favor of the seller.
●
DIC debt must maintain the same encumbrance and the shares that are not currently guaranteeing debt will be held in favor of the selling party until the cancellation of the payment.

As of the consolidated balance sheet date, IDBD is currently analyzing the next steps to continue taking over the control of its subsidiaries in 2019.

Dolphin arbitration process

As mentioned in Note 4 H.a) to these Consolidated Financial Statements there is an arbitration process going on between Dolphin and ETH in relation to certain issues connected to the control obtainment of IDBD. In the arbitration process the parties have agreed to designate Eyal Rosovshy and Giora Erdinas to promote a mediation. On August 17, 2017, a mediation hearing was held and the parties failed to reach an agreement. As of the date of these Consolidated Financial Statements, there are no other news in relation to the process and the proceeding is pending.

Reporting dividends by DIC

On March 22, 2017, DIC’s Board of Directors approved a distribution of dividends for NIS 4.5 per share, in two tranches, as follows: (i) NIS 3.3 per share (equivalent to Ps. 13.86 per share) payable on April 20, 2017, and (ii) NIS 1.2 per share (equivalent to Ps. 5.04 per share) payable on September 19, 2017, subject to a solvency test to be performed at the time of payment. The tranche corresponding to April was already paid in.

Reporting dividends by other subsidiaries

In April 2017, Shufersal, PBC and Gav Yam declared and paid out dividends in the amount of NIS 160, NIS 150 and NIS 180, respectively (equivalent to approximately Ps. 720, Ps. 675 and Ps. 810, respectively, on the payment date).

Capital issuance

During April 2017, Shufersal issued approximately 12 million shares for a total net consideration of NIS 210 (equivalent to approximately Ps. 882 as of the date of the issuance). As a result of such issuance, DIC’s interest in Shufersal went down to nearly 56.11%. In June 2017, Shufersal issued 8 million shares as part of a private offering for a total amount of NIS 139 (equivalent to approximately Ps. 654 on the issue date), thus diluting DIC’s interest to 54.19%.

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

7.
Information about principal subsidiaries (Continued)

During April 2017, Gav Yam increased its capital stock by NIS 180 (equivalent to approximately Ps. 810 on the issue date); PBC did not take part in the offering, thus reducing its interest to 51.70%.

8.
Investments in joint ventures

Evolutions Group’s investments in joint ventures for the years ended June 30, 2017, 2016 and 2015 were as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Beginning of the year	2,649	572	550
Capital contribution	115	45	95
Decrease for the control obtainment	(59)	-	-
Balance incorporated by business combination (Note 3)	107	960	-
Share of profit (i)	273	441	45
Cumulative translation adjustment	515	648	27
Cash dividends (ii)	(65)	(17)	(34)
Capital reduction (iii)	-	-	(111)
End of the period / year	3,535	2,649	572

(i)
Included in "Share of gain / (loss) of associates and joint ventures" in the Consolidated Statement of Income.
(ii)
During the fiscal year ended June 30, 2017, Ps. 36 correspond to Manaman, Ps. 12 to NPSF, Ps. 9 to LRSA, Ps. 7 to Cyrsa S.A. and Ps. 1 to Baicom Networks S.A. During the fiscal year ended June 30, 2016, Ps. 7 correspond to Cyrsa S.A., Ps. 4 to NPSF and Ps. 6 to Manaman. During the fiscal year ended June 30, 2015, Ps. 31 corresponds to Cyrsa S.A. and Ps. 3 to NPSF.
(iii)
During the fiscal year ended June 30, 2015, Cyrsa carried out a distribution to IRSA due to capital reduction in the amount of Ps. 111.

..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

8. Investments in joint ventures (Continued)

The table below lists the Group´s investments and the value of interests in joint ventures for the fiscal years ended June 30, 2017, 2016 and 2015, as well as the Group’s interest in comprehensive income of such companies for the fiscal years ended June 30, 2017, 2016 and 2015:

				Value of Group's interest in equity			Group's interest in comprehensive income			% of ownership interest held			Last Financial Statement issued
				As of June 30,			For the fiscal year ended June 30,			As of June 30,
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	2017	2016 (recast)	2015 (recast)	2017	2016 (recast)	2015 (recast)	2017	2016 (recast)	2015 (recast)	Share Capital (nominal value)	Profit / (loss) for the year	Shareholders' equity
Quality (1)	Argentina	Real State	81,814,342	482	360	204	119	155	29	50%	50%	50%	164	237	956
La Rural	Argentina	Event organization and others	714,498	113	-	-	15	-	-	50%	25%	25%	1	30	26
Cresca S.A. (3)	Paraguay	Agricultural	138,154	279	230	176	49	54	25	50%	50%	-	145	(47)	597
Mehadrin (2)	Israel	Agricultural	1,509,889	1,312	985	-	309	97	-	45.41%	45%	-	(*) 3	(*) 180	(*) 2,557
Others joint ventures (4)				1,349	1,074	192	296	783	18				-	-	-
				3,535	2,649	572	788	1,089	72

(1)
Quality is engaged in the operation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.)
(2)
Mehadrin is a company engaged in the production and exports of citrus, fruits and vegetables.
(3)
Cresca is a joint venture between the Company and Carlos Casado S.A. with agriculture operations in Paraguay.
(4)
Represents other joint venture business that are not significant individually.
(*) Amounts presented in millions of NIS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

8. Investments in joint ventures (Continued)

Information about significant joint ventures

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

	As of June 30, 2017									Year ended June 30, 2017 (ii)
	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held	Investments in joint venture	Goodwill and others	Book value	Revenues	Dividends distribution	Cash of operating activities	Cash of investment activities	Cash of financial activities	Changes in cash and cash equivalents
Cresca S.A.	954	-	357	-	597	50%	299	(1)	145	16	-	81	(4)	(92)	(15)
La Rural	95	106	188	7	6	50%	3	110	113	397	18	50	(34)	-	16
Quality (i)	18	1,486	82	466	956	50%	478	4	482	26	-	(11)	-	11	-
Mehadrin	3,439	3,520	2,900	1,502	2,557	45.41%	1,161	151	1,312	5,403	-	476	(76)	(53)	347

	As of June 30, 2016 (recast)									Year ended June 30, 2016 (recast) (ii)
	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held	Investments in joint venture	Goodwill and others	Book value	Revenues	Dividends distribution	Cash of operating activities	Cash of investment activities	Cash of financial activities	Changes in cash and cash equivalents
Cresca S.A.	144	668	325	25	462	50%	231	(1)	230	120	-	77	(60)	-	17
Quality (ii)	7	1,034	16	312	713	50%	356	4	360	4	-	(10)	-	10	-
Mehadrin	2,475	2,814	2,678	673	1,938	45.41%	880	105	985	2,636	-	309	(13)	206	502

	As of June 30, 2015 (recast)									Year ended June 30, 2015 (recast) (ii)
	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held	Investments in joint venture	Goodwill and others	Book value	Revenues	Dividends distribution	Cash of operating activities	Cash of investment activities	Cash of financing activities	Changes in cash and cash equivalents
Cresca S.A.	71	544	54	205	356	50%	178	(1)	177	52	-	-	-	-	-
Quality (i)	4	540	6	138	400	50%	200	4	204	16	-	(16)	-	15	(1)

(i)
In March 2011, Quality acquired an industrial plant located in San Martín, Province of Buenos Aires. The facilities are suitable for multiple uses. On January 20, 2015, Quality agreed with the Municipality of San Martin on certain re zoning and other urban planning matters (“the Agreement”) to surrender a non-significant portion of the land and a monetary consideration of Ps. 40 million , payable in two installments of Ps. 20 each, the first of which was actually paid on June 30, 2015. In July 2017, the Agreement was amended as follows: 1) a revised zoning plan must be submitted within 120 days as from the amendment date, and 2) the second instalment of the monetary considerations was increased to Ps. 71 million payable in 18 equal monthly installments.
(ii)
Information under GAAP applicable in the joint ventures jurisdiction.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

9.
Investments in associates

Evolutions of the Group’s investment in associates for the years ended June 30, 2017, 2016 and 2015 were as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Beginning of the year	14,479	2,600	2,152
Acquisition / increase in equity interest	1,100	155	1,255
Unrealized profit / (loss) from investments at fair value	-	78	(1,002)
Decrease for IDBD business combination	-	(1,047)	-
Associate incorporated by business combination (Note 3)	-	8,308	-
Capital contribution	57	96	34
Share of profit (i)	92	417	140
Cumulative translation adjustment	(210)	4,555	103
Cash dividends (iii)	(207)	(518)	(18)
Sale of associates	1	(4)	(34)
Capital reduction	(32)	-	-
Reclassification to financial instruments	-	-	(30)
Reclassification to assets held for sale (iv)	(10,709)	-	-
Hedging instruments	56	(93)	-
Defined benefit plans	(7)	(10)	-
Impairment	-	(58)	-
End of the year (ii)	4,620	14,479	2,600

(i)
As of June 30, 2017, 2016 and 2015, Ps. (108), Ps. (8) and Ps. 138, respectively, are included in "Share of profit / (loss) of associates and joint ventures"; and, Ps. 193, Ps. 402 and Ps. 0, respectively, are included in "Gain / (loss) from discontinued operations".
(ii)
Includes a balance of Ps. (72), Ps. (47) and Ps. (18) reflecting interests in companies with negative equity as of June 30, 2017, 2016 and 2015, respectively, which are included in “Provisions” (Note 21).
(iii)
During the fiscal year ended June 30, 2017 the balance corresponds Ps. 101 to Emco, Ps. 36 to Aviareps AG, Ps. 22 to Condor, Ps. 19 to Manibil and Ps. 7 to Millenium. During the fiscal year ended June 30, 2016 the balance corresponds Ps. 10 to Millenium, Ps. 495 to Adama and Ps. 10 to Emco. During the fiscal year ended June 30, 2015 the balance corresponds to BHSA.
(iv)
Includes Ps. 10,435 related to Adama and Ps. 274 related to Tourism (see Note 35).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

9. Investments in associates (Continued)

The table below lists additional information related to the Group’s investment in associates:

				Value of Group's interest in equity			Group's interest in comprehensive income			% of ownership interest held
				As of June 30,			For the fiscal year ended June 30,			As of June 30,			Last Financial Statement issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	2017	2016 (recast)	2015 (recast)	2017	2016 (recast)	2015 (recast)	2017	2016 (recast)	2015	Share Capital (nominal value)	Profit / (Loss) for the year	Shareholders' equity
New Lipstick (1)	USA	Real Estate	N/A	(72)	178	223	(201)	(64)	49	49.73%	49.73%	49.73%	15	(a) (33)	(a) (167)
BHSA (2)	Argentina	Financing	448,689,072	1,693	1,609	1,356	83	259	143	29.91%	29.91%	29.91%	(b) 1,500	(b) 625	(b) 6,681
IDBD (3)	Israel	Investment	N/A	-	4	908	-	225	(917)	N/A	N/A	N/A	N/A	N/A	N/A
Condor (4)	USA	Hotel	3,314,453	634	(45)	(18)	53	(27)	(50)	28.72%	25.53%	25.53%	N/A	(c) (2)	(c) 98
Adama (5)	Israel	Agrochemical	N/A	-	10,847	-	-	4,141	-	0%	40.00%	40.00%	N/A	N/A	N/A
PBEL (6)	India	Real Estate	450,000	768	864	-	262	194	-	45.40%	45.40%	-	(d) 1	(d) (29)	(d) (523)
Others associates (7).			N/A	1,597	1,022	131	(315)	264	16	-	-	-	-	-	-
				4,620	14,479	2,600	(118)	4,992	(759)

(1)
New Lipstick’ equity comprises a rental office building in New York City known as the “Lipstick Building” with related debt.
(2)
BHSA is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Share market value is Ps. 6.65 per share.
(3)
The Group obtained control over IDBD on May 7, 2014. The Group has valued its interest in IDBD at fair value through profit or loss according to an exemption under IAS 28. See Note 4 for further information. As the Group’s interest in IDBD was valued at fair value, financial information and % ownership interest are not shown. Share market value was 1.957 NIS as of June 30, 2015. (Note 3)
(4)
Condor is a hotel-focused real estate investment trust (REIT) See Note 3. Share market value as of June 30, 2017 is Ps. 10.70 per share.
(5)
Adama is specialized in the chemical industry, mainly, in the agrochemical industry. See Note 3.A).
(6)
PBEL is a real estate company with developments mainly in India.
(7)
The group also has interest in a number of individually immaterial associates that are accounted for using the equity method.

(a) Amounts presented in millions of US dollars under USGAAP.
(b) The amounts correspond to the Financial Statements of BHSA, prepared in accordance with BCRA’ regulations. For the purpose of the valuation of the investment in the Company, the adjustments necessary to adequate the Financial Statements to IFRS have been considered.
(c) Condor’s year-end falls on December 31, so the Group estimates their interest will a three-month lag including any material adjustments, if any.
(d) Amounts in million of NIS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

9. Investments in associates (Continued)

Information about significant associates

Set out below are the summarized financial information of the significant Group's associates as of June 30, 2017, 2016 and 2015:

	As of June 30, 2017										Year ended June 30, 2017 (i)
	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	% of ownership interest held	Interest in associates	Goodwill and others	Book value	Revenues	Net Income / (loss)	Total Comprehensive income /(loss)	Dividend distribution	Cash of operating activities	Cash of investment activities	Cash of financial activities	Changes in cash and cash equivalents
BHSA	36,762	18,228	33,675	15,548	(ii) 5,76	(iii) 30.66%	1,688	4	1,693	7,921	625	625	-	(954)	(756)	466	(676)
PBEL	1,469	272	181	4,302	(2,742)	45.40%	(1,245)	2,013	768	300	(292)	(186)	-	202	(37)	(160)	5

	As of June 30, 2016 (recast)									Year ended June 30, 2016 (recast)
	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held	Interest in associates	Goodwill and others	Book value	Revenues	Net Income / (loss)	Total Comprehensive income /(loss)	Dividend distribution	Cash of operating activities	Cash of investment activities	Cash of financial activities	Changes in cash and cash equivalents
BHSA	20,307	20,544	28,255	7,244	(ii) 5,352	(iii) 30.66%	1,605	4	1,609	6,821	837	837	-	(9,462)	(410)	4,099	(2,756)
Adama	41,879	25,470	23,018	20,336	23,995	(v) 40%	9,598	1,249	10,847	18,839	1,056	853	-	280	(1,085)	(2,655)	(3,460)
PBEL	1,510	257	354	3,456	(2,043)	45.40%	(928)	1,792	864	-	(97)	(90)	-	145	(58)	(90)	(3)

	As of June 30, 2015 (recast)									Year ended June 30, 2015 (recast)
	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held	Interest in associates	Goodwill and others	Book value	Revenues	Net Income / (loss)	Total Comprehensive income /(loss)	Dividend distribution	Cash of operating activities	Cash of investment activities	Cash of financing activities	Changes in cash and cash equivalents
BHSA	25,112	9,972	26,893	3,725	(ii) 4,466	(iii) 30.74%	1,352	4	1,356	4,500	461	461	42	(3,334)	(46)	1,515	193
IDBD	30,344	64,935	24,209	61,684	9,386	(iv) N/A	(iv) N/A	(iv) N/A	908	43,296	713	151	-	2,909	1,389	(4,505)	(207)

(i)
Information under GAAP applicable in the associates´ jurisdiction.
(ii)
Net of non-controlling interest
(iii)
Considering the effect of Treasury shares.
(iv)
Book value has been computed based on the fair value of the investment (Note 3).
(v)
See Note 3.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

9. Investments in associates (Continued)

BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

As of June 30, 2017, BHSA has a remainder of 36.6 million treasury stock Class C shares Ps. 1 per share received in 2009 as a result of certain financial transactions. The General Shareholders’ Meeting decided to allocate 35.1 million of such shares, to an employee compensation plan pursuant to Section 67 of Law 26,831. The remaining 1.5 million shares belong to third party holders of Stock Appreciation Rights, who had failed to produce the documentation required for redemption purposes. As of June 30, 2017, excluding said treasury stock, the Group’s interest in BHSA amounts to 29.91% (or to 30.66%, including said treasury stock).

The Group estimated that the value in use of its investment in BHSA as of June 30, 2017, 2016 and 2015 amounted to Ps. 4,134, Ps. 4,399 and Ps. 3,390, respectively. The value in use was estimated based on the present value of future business cash flows. The main premises used were the following:

-
The Group considered 7 years as horizon for the projection of BHSA cash flows.
-
The “Private BADLAR” interest rate was projected based on internal data and information gathered from external consultants.
-
The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-
The discount rate used to discount actual dividend flows was 12.99% in 2017, 12.41% in 2016 and 15.97% in 2015.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

10.
Investment properties

Group's investment properties are recognized at fair value. The following table shows the fair value hierarchy by category of the Group's investment properties and changes in value of investment properties for the fiscal years ended June 30, 2017, 2016, 2015 and 2014. Changes in the Group’s investment properties for the years ended June 30, 2017, 2016 and 2015 were as follows:

	Leased out farmland	Rental properties (iii)	Undeveloped parcels of land	Properties under development	Total
Fair value hierarchy	Level 2	Level 2 and 3 (v)	Level 2	Level 2
Net book amount as of July 1st, 2014 (recast)	295	13,087	2,311	388	16,081
Year ended June 30, 2015 (recast):
Additions	9	80	2	160	251
Transfers to trading properties	-	(15)	-	-	(15)
Transfers of property, plant and equipment	47	8	-	-	55
Transfers to property, plant and equipment	(132)	(2)	-	(9)	(143)
Transfers (ii)	-	564	-	(564)	-
Capitalized borrowing costs	-	-	-	13	13
Capitalized leasing costs	-	3	-	13	16
Depreciation of capitalized leasing costs (i)	-	(2)	-	-	(2)
Disposals	-	(986)	(6)	(2)	(994)
Changes in fair value	133	2,528	1,399	1	4,061
Cumulative translation adjustment	(17)	-	-	-	(17)
Net book amount as of June 30, 2015 (recast)	335	15,265	3,706	-	19,306
Year ended June 30, 2016 (recast):
Assets incorporated by business combination (Note 3)	-	25,256	1,439	2,891	29,586
Cumulative translation adjustment	27	14,506	816	1,512	16,861
Additions	-	257	12	918	1,187
Transfers to trading properties	-	(23)	(294)	-	(317)
Transfers	-	1,330	(229)	(1,101)	-
Transfers to property, plant and equipment	(284)	(24)	-	-	(308)
Transfers of property, plant and equipment	2	70	-	-	72
Changes in fair value	21	16,806	714	(4)	17,537
Capitalized leasing costs	-	2	-	-	2
Depreciation of capitalized leasing costs	-	(1)	-	-	(1)
Disposals	(1)	(1,379)	(40)	-	(1,420)
Net book amount as of June 30, 2016 (recast)	100	72,065	6,124	4,216	82,505

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

10.
Investment properties (Continued)

	Leased out farmland	Rental properties	Undeveloped parcels of land	Properties under development	Total
Fair value hierarchy	Level 2	Level 2 and 3 (v)	Level 2	Level 2
Net book amount as of June 30, 2016 (recast)	100	72,065	6,124	4,216	82,505
Year ended June 30, 2017
Transfers previous periods (Note 2.28)	-	-	-	(175)	(175)
Cumulative translation adjustment	15	9,481	495	470	10,461
Additions	-	1,206	57	1,389	2,652
Additions of capitalized leasing costs	-	3	-	20	23
Depreciation of Capitalized leasing costs (i)	-	(1)	-	-	(1)
Transfers to assets held for sale	-	(71)	-	-	(71)
Transfers on to trading properties	-	(14)	-	-	(14)
Transfers	-	3,094	(6)	(3,088)	-
Capitalized borrowing costs	-	-	-	3	3
Reclassification to property, plant and equipment	(194)	-	-	-	(194)
Transfers of property, plant and equipment	52	166	-	-	218
Disposals	-	(220)	-	-	(220)
Changes in fair value	331	3,604	977	90	5,002
Net book amount as of June 30, 2017	304	89,313	7,647	2,925	100,189

(i)
Amortization charges of Capitalized leasing costs were included in “Costs” in the Statement of Income/(Operations) (Note 28).
(ii)
Includes transfers due to the inauguration of Alto Comahue and Distrito Arcos Shopping malls.
(iii)
Includes Shopping malls of level 3 in the fair value hierarchy, which amount to Ps. 33,214 as of the end of fiscal year 2017, and Offices and other properties of level 2 in the fair value hierarchy, which amount to Ps. 56,099 as of the end of fiscal year 2017.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

10.
Investment properties (Continued)

The following amounts have been recognized in the Statement of Income / (Operations):

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Trade, leases and services income	8,710	5,435	2,995
Direct operating expenditures	(2,895)	(2,396)	(1,234)
Development expenses	(1,420)	(151)	(4)
Net gain from fair value adjustment of investment properties	5,001	17,539	4,055

Valuation processes

The Group’s investment properties were valued at each reporting date by independent professionally qualified appraisers who hold a recognized relevant professional qualification and have experience in the locations and segments of the investment properties valued. For all investment properties, their current use equates to the highest and best use.

Each operations center has a team that review the valuations performed by the independent appraisers for financial reporting purposes (the “review team”. At each financial year end, the review team department: i) verifies all major and important assumptions relevant to the valuation to the independent valuation report; ii) assesses property valuation movements when compared to the prior year valuation report; and iii) holds discussions with the independent valuer.

Changes in Level 2 and 3 fair values, if any, are analyzed at each reporting date during the valuation discussions between the review team and the independent appraiser. In the case of the agribusiness and the urban property business and investments in the Operations Center in Argentina, the Board of Directors ultimately approves the fair value calculations for recording into the financial statements. In the case of the Operations Center of Israel, the valuations were examined by Israel Management and reported to the Financial Statements Committee.

Valuation techniques used for the estimation of fair value of the investment property:

For all leases of agricultural land with a total valuation of Ps. 304, Ps. 100 and Ps. 335 for fiscal years ended on June 30, 2017, 2016 and 2015, respectively, the valuation was determined using comparable values. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the piece per hectare.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

10.
Investment properties (Continued)

Urban properties and investments business

Operations Center in Argentina

For all shopping malls with a total valuation of Ps. 28,561, Ps. 26,426 and Ps. 10,277 for fiscal years ended June 30, 2017, 2016 and 2015, respectively, the valuation was determined using discounted cash flow (“DCF”) projections based on significant unobservable assumptions.

Within these assumptions the main are:

●
Future rental cash inflows based on the actual location, type and quality of the properties and supported by the terms of any existing lease, and considering the estimations of the Gross National Income (GNI) and the estimated inflation rated given by external advisors.
●
It was considered that all Shopping Malls will grow with the same elasticity in relation to the evolution of the GNI and projected Inflation.
●
Cash flows from future investments, expansions, or improvements in shopping malls were not considered.
●
 Estimated vacancy rates taking into account current and future market conditions once the current leases expire.
●
The projected cash flows were discounted using the Company's weighted average cost of capital (WACC) as the discount rate for each valuation date.
●
Terminal value: it was consider a perpetuity calculated from the cash flow of the last year of useful life.
●
The cash flow for the concessions were projected until the due date of the concession determinate in the current agreement.

For office properties and undeveloped land, with a total amount of Ps. 11,035, Ps. 8,688 and Ps. 8,695 as of June 30, 2017, 2016 and 2015, respectively, the valuation was determined using market comparable. These values are adjusted for differences in key attributes such as location, size of the property and quality of the interior design. The most significant contribution to this comparable market approach is the price per square meter.

It can sometimes be difficult to reliably determine the fair value of the property under development. In order to assess whether the fair value of the property under development can be determined reliably, management considers the following factors, among others:

●
The provisions of the construction contract.
●
The stage of completion.
●
Whether the project/property is standard (typical for the market) or non-standard.
●
The level of reliability of cash inflows after completion.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

10.
Investment properties (Continued)

●
The development risk specific to the property.
●
Past experience with similar constructions.
●
Status of construction permits.

For properties under construction, with an amount of Ps. 615 and Ps. 293 as of June 30, 2017 and 2016, respectively, the valuation was based on the cost plus the fair value of the undeveloped parcels of land basis. These properties under development currently comprise works in a building office to be constructed.There were no propierties under development as of June 30, 2015.

There were no changes to the valuation techniques during the year.

Below is the information on the measurements of fair value investment properties when using significant non-observable data (Level 3):

June 30, 2017

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flows	9.35%	3%

For the next 5 years, an average Ps./US$ exchange rate was considered, with an upward trend, from Ps./US$ 15.45 to Ps./US$ 27.66. In the long term, a nominal devaluation rate of 5.5% is assumed based on the ratio of inflation in Argentina to that in the USA. The inflation considered has a downward trend, which starts at 31.0% and stabilizes at 8% after 10 years.

June 30, 2016

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flows	9.51%	3%

For the next 5 years, an average Ps./US$ exchange rate was considered, with an upward trend, from Ps./US$ 12.03 to Ps./US$ 25.72. In the long term, a nominal devaluation rate of 3.1% is assumed based on the ratio of inflation in Argentina to that in the USA.

The inflation considered has a downward trend, which starts at 31.8% and stabilizes at 5.5% after 10 years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

10.
Investment properties (Continued)

June 30, 2015

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flows	13.55%	3%

For the next 5 years, an average Ps./US$ exchange rate was considered, with an upward trend, from Ps./US$ 8.62 to Ps./US$ 9.66. In the long term, a nominal devaluation rate of 5.1% is assumed based on the ratio of inflation in Argentina to that in the USA.

The inflation considered has a downward trend, which starts at 32.7% and stabilizes at 6% after 10 years.

Sensitivity of unobservable assumptions:

Shopping malls	Discount rate + 1%	Discount rate - 1%	Growth rate + 1%	Growth rate - 1%	Inflation + 10% (1)	Inflation - 10% (2)	Devaluation rate + 10% (3)	Devaluation rate - 10% (4)
June 30, 2017	(3,948)	5,445	2,464	(1,794)	2,684	(2,425)	(2,565)	3,135
June 30, 2016	(3,638)	4,989	2,094	(1,536)	2,537	(2,310)	(2,373)	2,900
June 30, 2015	(1,021)	976	143	(338)	841	(993)	(1,039)	1,001

(1) It assumes a 10% higher inflation rate for each period, vis-a-vis projected rates.
(2) It assumes a 10% lower inflation rate for each period, vis-a-vis projected rates.
(3) It assumes a 10% higher exchange rate for each period, vis-a-vis projected rates.
(4) It assumes a 10% lower exchange rate for each period, vis-a-vis projected rates.

A.
Operations Center in Israel

For the rental properties with a total amount of Ps. 54,334 and Ps. 40,871, for the fiscal years ended June 30, 2017 and 2016, respectively, the valuation was determined using discounted cash flow (“DCF”) projections based on significant unobservable assumptions.

Within these assumptions the main are:

●
a discount rate that reflects the specific risks incorporated in comparable flows and assets.
●
real lease agreements, where payments differ from the proper rent, if any, are subject to adjustments to reflect the actual payments made during the term of the lease.
●
type of lessee that occupies the property, the future lessees that may occupy the property after leasing a vacant property, including a general creditworthiness assessment.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

10.
Investment properties (Continued)

●
the allocation of responsibilities between the Group and the lessee as regards maintenance and insurance of the property.
●
the physical condition and remaining useful life of the property.
●
the provisions of the construction contract.
●
the stage of completion.
●
whether the project/property is standard (typical in the market) or non-standard.
●
the reliability of the cash inflows following completion.
●
the development risk specific to the property.
●
previous experience with similar constructions.
●
status of construction permits.

Within these assumptions for the Operations Center in Israel the main are:

Weighted average discount rate
			2017	2016
Rental properties in Israel		Offices	8.2%	8.1%
		Commercial use	7.8%	7.8%
		Industrial use	9.0%	8.4%
Rental properties in U.S.A.	HSBC Building	Offices	5.8%	5.8%
	Las Vegas project	Offices and commercial use	5.7%	8.75%

Weighted average rental value per square meter (m2) per month, in NIS
			2017	2016
Rental properties in Israel		Offices	63 NIS/square meter	62 NIS/square meter
		Commercial use	88 NIS/square meter	92 NIS/square meter
		Industrial use	33 NIS/square meter	32 NIS/square meter
Rental properties in U.S.A.	HSBC Building	Offices	337 NIS/square meter	425 NIS/square meter
	Las Vegas project	Offices	114 NIS/square meter	109 NIS/square meter

For undeveloped land of the Operations Center in Israel with a total amount of ps. 2,938 and Ps. 2,204 as of June 30, 2017 and 2016, respectively, the valuation was determined using market comparable. These values are adjusted for differences in key attributes such as location, size of the property and quality of the interior design. The most significant contribution to this comparable market approach is the price per square meter.

For property under development in the Operations Center of Israel with a total value of Ps. 2,390 and Ps. 3,923 as of June 30, 2017 and 2016, the valuation is based on the estimated fair value of the investment property after completing the construction, minus the present value of the estimated construction costs expected to be incurred during completion of construction works, considering a capitalization rate adjusted for risks and relevant features of the property.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

10.
Investment properties (Continued)

Within these assumptions for the Operations Center in Israel the main are:

Weighted average construction cost per square meter
	2017	2016
Properties under development in Israel	5,400 NIS/square meter	5,230 NIS/square meter
Properties under development in U.S.A.	6,537 NIS/square meter	8,232 NIS/square meter

Annual weighted average discount rate
	2017	2016
Properties under development in Israel	8.1%	8.50%
Properties under development in U.S.A.	8.75%	8.75%

There were no changes to the valuation techniques during the year.

Sensitivity of unobservable assumptions:

Shopping Malls	Discount rate + 1%	Discount rate - 1%
June 30, 2017	(6,607)	8,794
June 30, 2016	(4,964)	6,565

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

11. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2017, 2016 and 2015 were as follows:

	Owner occupied farmland (iv)	Bearer plant	Buildings and facilities (iii) (v)	Machinery and equipment	Communication networks	Others (i)	Total
As of June 30, 2014 (recast)
Costs	2,326	155	545	97	-	131	3,254
Accumulated depreciation	(204)	(91)	(302)	(80)	-	(67)	(744)
Net book amount	2,122	64	243	17	-	64	2,510
Year ended June 30, 2015 (recast):
Opening net book amount	2,122	64	243	17	-	64	2,510
Cumulative translation adjustment	(223)	(6)	(7)	-	-	(6)	(242)
Additions	153	18	26	23	-	17	237
Transfers of investment properties	132	-	2	5	-	4	143
Transfers to investment properties	(47)	-	(8)	-	-	-	(55)
Disposals	(265)	(2)	(6)	-	-	(4)	(277)
Depreciation charge (ii)	(54)	(5)	(22)	(9)	-	(13)	(103)
Closing net book amount	1,818	69	228	36	-	62	2,213
As of June 30, 2015 (recast)
Costs	2,076	165	552	125	-	142	3,060
Accumulated depreciation	(258)	(96)	(324)	(89)	-	(80)	(847)
Net book amount	1,818	69	228	36	-	62	2,213
Year ended June 30, 2016 (recast):
Opening net book amount	1,818	69	228	36	-	62	2,213
Assets incorporated by business combination (Note 3)	-	-	8,224	1,719	3,536	1,625	15,104
Cumulative translation adjustment	431	23	4,840	1,018	2,034	901	9,247
Additions	67	24	392	291	310	204	1,288
Transfers of investment properties	294	-	14	-	-	-	308
Transfers to investment properties	(2)	-	(70)	-	-	-	(72)
Disposals	(1)	(17)	-	-	-	(1)	(19)
Impairments	-	-	(23)	-	(3)	-	(26)
Depreciation charge (ii)	(52)	(7)	(279)	(251)	(467)	(186)	(1,242)
Closing net book amount	2,555	92	13,326	2,813	5,410	2,605	26,801
As of June 30, 2016 (recast)
Costs	2,865	195	13,929	3,153	5,877	2,871	28,890
Accumulated depreciation	(310)	(103)	(603)	(340)	(467)	(266)	(2,089)
Net book amount	2,555	92	13,326	2,813	5,410	2,605	26,801

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

11. Property, plant and equipment (Continued)

	Owner occupied farmland (iv)	Bearer plant	Buildings and facilities (iii) (v)	Machinery and equipment	Communication networks	Others (i)	Total
Year ended June 30, 2017:
Opening net book amount	2,555	92	13,326	2,813	5,410	2,605	26,801
Cumulative translation adjustment	444	(2)	2,950	627	1,148	293	5,460
Additions	731	183	792	634	711	718	3,769
Transfers of investment properties	194	-	-	-	-	-	194
Transfers to investment properties	(62)	-	(156)	-	-	-	(218)
Transfers to assets held for sale	-	-	(28)	(16)	-	(1,513)	(1,557)
Disposals	(161)	(14)	(4)	(8)	(23)	(207)	(417)
Impairments	-	-	12	-	-	-	12
Depreciation charge (ii)	(72)	(43)	(630)	(588)	(1,084)	(477)	(2,894)
Closing net book amount	3,629	216	16,262	3,462	6,162	1,419	31,150
As of June 30, 2017
Costs	4,011	362	17,495	4,390	7,713	2,162	36,133
Accumulated depreciation	(382)	(146)	(1,233)	(928)	(1,551)	(743)	(4,983)
Net book amount	3,629	216	16,262	3,462	6,162	1,419	31,150

(i) Includes furniture and fixtures, vehicles and aircrafts, which have been reclassified to held for sale (Note 3).
(ii)For the fiscal years ended June 30, 2017, 2016 and 2015, depreciation charges of property, plant and equipment were included in “Costs” for an amount of Ps. 1,654, Ps. 664 and Ps. 94, "General and administrative expenses" for an amount of Ps. 251, Ps. 124 and Ps. 8 and “Selling expenses” for an amount of Ps. 893, Ps. 413 and Ps. 1, respectively in the Statement of Income / (Operations) (Note 28). In addition, a depreciation charge in the amount of Ps. 96 and Ps. 41, was recognized in "discontinued operations" as of June 30, 2017 and 2016, respectively.
(iii) Properties include Sheraton Libertador which has been mortgaged to secure certain Group's borrowings for a total amount of Ps. 29.5, Ps. 28.2 and Ps. 31.4 as of June 30, 2017, 2016 and 2015, respectively.
(iv) The active establishments include (Cremaq, Jatobá, Preferencia, Chaparral, Araucaria and Planta frigorífica) have been mortgaged to secure certain Group's borrowings for a total amount of Ps. 246, Ps. 844 and Ps. 855 as of June 30, 2017, 2016 and 2015, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

12.
Trading properties

Changes in the Group’s trading properties for the years ended June 30, 2017, 2016 and 2015 were as follows:

	Completed properties	Properties under development (i)	Undeveloped sites	Total
As of June 30, 2014 (recast)	7	119	13	139
Additions	-	1	-	1
Cumulative translation adjustment	-	(6)	-	(6)
Transfers of investment properties	-	-	15	15
Disposals	(3)	-	-	(3)
As of June 30, 2015 (recast)	4	114	28	146
Additions	51	291	13	355
Cumulative translation adjustment	74	1,121	457	1,652
Transfers of investment properties	-	293	24	317
Disposals	(1)	(151)	-	(152)
Transfers	-	142	(142)	-
Assets incorporated by business combination (Note 3)	108	1,724	824	2,656
As of June 30, 2016 (recast)	236	3,534	1,204	4,974
Additions	2	1,188	39	1,229
Cumulative translation adjustment	152	650	167	969
Transfers of investment properties	-	-	14	14
Capitalized borrowing costs	-	1	-	1
Disposals	(703)	(714)	-	(1,417)
Transfers of intangible assets	13	-	-	13
Transfers	1,101	(687)	(414)	-
As of June 30, 2017	801	3,972	1,010	5,783

(i) Zetol and Vista al Muelle plots of land have been mortgaged to secure Group's borrowings. The net book value of these assets amounts to Ps. 190, Ps. 156 and Ps. 106 as of June 30, 2017, 2016 and 2015, respectively. Additionally, the Group has contractual obligations not provisioned related to these plot of lands committed when certain properties were acquired or real estate projects were approved, and amounts to Ps. 120, Ps. 120 and Ps. 71, respectively. Both projects are expected to be completed in 2029.
The two mentioned contracts that are part of the Coto residential project and the Córdoba Shopping exchange project include conditions precedent and/or suspensive clauses, which have not yet occurred.

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Non-current	4,534	4,733	143
Current	1,249	241	3
Total	5,783	4,974	146

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

13. Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2017, 2016 and 2015 are as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others (ii) (iii)	Total
As of June 30, 2014 (recast)
Costs	30	-	-	-	37	137	204
Accumulated amortization	-	-	-	-	(27)	(2)	(29)
Net book amount	30	-	-	-	10	135	175
Year ended June 30, 2015 (recast)
Opening net book amount	30	-	-	-	10	135	175
Cumulative translation adjustment	(2)	-	-	-	(1)	-	(3)
Additions	-	-	-	-	6	5	11
Amortization charge (i)	-	-	-	-	(5)	(2)	(7)
Closing net book amount	28	-	-	-	10	138	176
As of June 30, 2015 (recast)
Costs	28	-	-	-	41	142	211
Accumulated amortization	-	-	-	-	(31)	(4)	(35)
Net book amount	28	-	-	-	10	138	176
Year ended June 30, 2016 (recast)
Opening net book amount	28	-			10	138	176
Assets incorporated by business combination (Note 3)	1,391	2,131	515	2,474	635	848	7,994
Cumulative translation adjustment	819	1,243	292	1,327	363	455	4,499
Additions	-	-	-	-	137	-	137
Disposals	-	-	-	-	(1)	-	(1)
Amortization charge (i)	-	(19)	(48)	(582)	(187)	(155)	(991)
Closing net book amount	2,238	3,355	759	3,219	957	1,286	11,814
As of June 30, 2016 (recast)
Costs	2,238	3,378	817	3,923	1,202	1,478	13,036
Accumulated amortization	-	(23)	(58)	(704)	(245)	(192)	(1,222)
Net book amount	2,238	3,355	759	3,219	957	1,286	11,814
Year ended June 30, 2017
Opening net book amount	2,238	3,355	759	3,219	957	1,286	11,814
Assets incorporated by business combination (Note 3)	26	-	-	-	-	-	26
Transfers to assets held for sale	-	(81)	-	(36)	(21)	(44)	(182)
Transfers to trading properties	-	-	-	-	-	(13)	(13)
Cumulative translation adjustment	511	732	148	494	235	170	2,290
Reclassification to opening amounts	31	-	-	-	-	-	31
Additions	-	-	-	-	588	30	618
Disposals	-	-	-	-	-	(52)	(52)
Amortization charge (i)	-	(52)	(115)	(1,115)	(458)	(349)	(2,089)
Closing net book amount	2,806	3,954	792	2,562	1,301	1,028	12,443
As of June 30, 2017
Costs	2,806	4,029	1,002	4,746	2,122	1,679	16,384
Accumulated amortization	-	(75)	(210)	(2,184)	(821)	(651)	(3,941)
Net book amount	2,806	3,954	792	2,562	1,301	1,028	12,443

(i)
Amortization charge was recognized in the amount of Ps. 488, Ps. 191 and Ps. 2 under "Costs", in the amount of Ps. 339, Ps. 158 and Ps. 5 under "General and administrative expenses" and Ps. 1,231, Ps. 615 and Ps. 0 under "Selling expenses" as of June 30, 2017, 2016 and 2015, respectively in the Statement of Income / (Operations) (Note 28). In addition, a charge of Ps. 31 and Ps. 28 was recognized under "discontinued operations" as of June 30, 2017 and 2016, respectively.
(ii)
Includes "Rights of use". Corresponds to Distritro Arcos.
(iii)
Includes "Rights to receive future units under barter agreements". Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements. Caballito: on June 29, 2011, the Group and TGLT entered into a barter agreement in the amount of US$ 12.8. In 2013 a neighborhood association secured a preliminary injunction, which suspended the works, to be carried out by TGLT in the property and started a claim against GCBA and TGLT. As a consequence of the unfavorable rulings rendered by lower courts and appellate courts in the cited proceeding, the Group and TGLT reached a settlement agreement dated December 30, 2016, whereby they agree to provide a deed for the revocation of the barter agreement, after TGLT resolves certain issues. Consequently, the Group has decided to deregister the intangible asset related to this transaction, thus recognizing a loss of Ps. 27.7.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14.
Biological assets

Changes in the Group’s biological assets for the years ended June 30, 2017, 2016 and 2015 were as follows:

Agricultural business
	Crops	Sugarcane	Breeding cattle	Dairy cattle	Other cattle	Others	Total
As of June 30, 2014 (recast)	142	75	303	37	6	5	568
Purchases	-	-	14	-	1	-	15
Initial recognition and changes in fair value of biological assets (i)	705	366	162	13	-	2	1,248
Decrease due to harvest	(825)	(332)	-	-	-	-	(1,157)
Sales	-	-	(118)	(10)	-	-	(128)
Addition from lease agreement	22	-	-	-	-	-	22
Consume	-	-	(1)	-	-	(1)	(2)
Currency translation adjustment	5	(45)	-	-	-	-	(40)
As of June 30, 2015 (recast)	49	64	360	40	7	6	526
Purchases	-	-	31	-	5	-	36
Initial recognition and changes in fair value of biological assets (i)	1,183	158	244	20	3	3	1,611
Decrease due to harvest	(862)	(181)	-	-	-	-	(1,043)
Sales	-	-	(125)	(11)	(4)	-	(140)
Consume	-	-	(1)	-	-	(2)	(3)
Currency translation adjustment	8	56	(2)	-	-	-	62
As of June 30, 2016 (recast)	378	97	507	49	11	7	1,049
Purchases	-	-	47	-	2	-	49
Initial recognition and changes in the fair value of biological assets (i)	1,432	356	288	14	5	4	2,099
Decrease due to harvest	(1,529)	(371)	-	-	-	-	(1,900)
Sales	-	-	(152)	(23)	(3)	-	(178)
Consume	-	-	(1)	-	-	(1)	(2)
Addition	-	96	12	-	-	-	108
Currency translation adjustment	4	(3)	4	-	-	-	5
As of June 30, 2017	285	175	705	40	15	10	1,230

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in the fair value of biological assets” amounting to Ps. 307, Ps. 267 and Ps. 175 for the years ended June 30, 2017, 2016 and 2015, respectively. For the years ended June 30, 2017, 2016 and 2015, amounts of Ps. 92, Ps. 126 and Ps. 58, was attributable to price changes, and amounts of Ps. 215, Ps. 141 and Ps. 117, was attributable to physical changes, respectively.

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

Fair value of biological assets

When an active market exists for biological assets, the Group uses the quoted market price in the principal market as a basis to determine the fair value of its biological. Live cattle is measured at fair value less selling costs, based on market quoted at an auction involving cattle of the same age, breed and genetic merit adjusted, if applicable, to reflect any difference. When there is no active market or market-determined prices are not available, (for example, unharvested crops with significant growth), the Group determines the fair value of a biological asset based on cash flows discount models.

These models require the input of highly subjective assumptions including observable and unobservable data. The not observable information is determined based on the best information available for example, by reference to historical information of past practices and results, statistics and agricultural information and other analytical techniques. Key assumptions utilized in this method include future market prices, estimated yields at the point of harvest and estimated future costs of harvesting and other costs.

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

As of June 30 of each year, the Group’s biological assets that are subject to a valuation model include unharvested crops and sugarcane plantations.

The following tables present the Group’s biological assets as of June 30, 2017, 2016 and 2015 and their allocation to the fair value hierarchy:

		June 30, 2017
	Classification	Level 1	Level 2	Level 3	Total
Dairy cattle	Production	-	40	-	40
Breeding cattle	Production	-	607	-	607
Other cattle	Production	-	14	-	14
Others biological assets	Production	10	-	-	10
Total non-current biological assets		10	661	-	671
Breeding cattle and cattle for sale	Consumable	-	98	-	98
Sugarcane fields	Production	-	-	175	175
Other cattle	Production	-	1	-	1
Sown land-crops	Production	42	-	243	285
Total current biological assets		42	99	418	559
Total biological assets		52	760	418	1,230

		June 30, 2016 (recast)
	Classification	Level 1	Level 2	Level 3	Total
Dairy cattle	Production	-	49	-	49
Breeding cattle	Production	-	432	-	432
Other cattle	Production	-	9	-	9
Others biological assets	Production	7	-	-	7
Total non-current biological assets		7	490	-	497
Breeding cattle and cattle for sale	Consumable	-	75	-	75
Sugarcane fields	Production	-	-	97	97
Other cattle	Production	-	2	-	2
Sown land-crops	Production	23	-	355	378
Total current biological assets		23	77	452	552
Total biological assets		30	567	452	1,049

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14. Biological assets (Continued)

		June 30, 2015 (recast)
	Classification	Level 1	Level 2	Level 3	Total
Dairy cattle	Production	-	40	-	40
Breeding cattle	Production	-	294	-	294
Other cattle	Production	-	6	-	6
Others biological assets	Production	6	-	-	6
Total non-current biological assets		6	340	-	346
Breeding cattle and cattle for sale	Consumable	-	66	-	66
Sugarcane fields	Production	-	-	64	64
Other cattle	Production	-	1	-	1
Sown land-crops	Production	9	-	40	49
Total current biological assets		9	67	104	180
Total biological assets		15	407	104	526

During years ended June 30, 2017, 2016 and 2015, there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 1,975, Ps. 1,097 and Ps. 1,218 for the years ended June 30, 2017, 2016 and 2015, respectively.

The following table presents the changes in Level 3 financial instruments for the years ended June 30, 2017, 2016 and 2015:

	Sown land-crops with significant biological growth	Sugarcane fields
As of June 30, 2014 (recast)	131	76
Initial recognition and changes in the fair value of biological assets	618	366
Decrease due to harvest	(735)	(332)
Lease contract	22	-
Cumulative translation adjustment	4	(46)
As of June 30, 2015 (recast)	40	64
Initial recognition and changes in the fair value of biological assets	1,100	158
Decrease due to harvest	(785)	(181)
Cumulative translation adjustment	-	56
As of June 30, 2016 (recast)	355	97
Initial recognition and changes in the fair value of biological assets	1,414	356
Decrease due to harvest	(1,529)	(371)
Addition	-	96
Cumulative translation adjustment	3	(3)
As of June 30, 2017	243	175

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14.
Biological assets (Continued)

When no quoted prices are available in an active market, the Group uses a range of valuation models. The following table presents main parameters:

				Sensitivity (i)
	Model			2017		2016 (recast)		2015 (recast)
Description	Pricing model	Parameters	Range	Increase	Decrease	Increase	Decrease	Increase	Decrease
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category
Sown land-crops (Level 3)	Discounted cash flows	Yields – Operating costs –Selling expenses - Future of sale prices	Argentina
			Yields: 0.0 - 16.0 tn./ha.	37	(37)	42	(42)	8	(8)
			Future of sale prices: 329 - 8,621 Ps./tn.	62	(62)	59	(59)	17	(17)
			Operating cost: 834 - 11,371 Ps./ha.	(38)	38	(24)	24	(11)	11

			Brazil:
			Yields: 2.79 - 5.42 tn./ha.	1	(1)	-	-	-	-
			Future of sale prices: 387 - 871 Rs./tn	1	(1)	-	-	-	-

Sugarcane fields	Discounted cash flows	Yields – Operating costs –Selling expenses - Future of sale prices	Brazil:
(Level 3)		Discount rate	Yields: 69.22 tn./ha.	45	(45)	32	(32)	21	(21)
			Future of sale prices: 77.66 Rs./tn.	72	(72)	92	(92)	12	(12)
			Operating cost: 58.90 Rs./tn.	(54)	54	(43)	43	(31)	31

			Bolivia:
			Yields: 35 - 108 tn./ha.	-	-	7	(7)	5	(5)
			Future of sale prices: 23 US$/tn	1	(1)	13	(13)	8	(8)
			Operating cost: 275 - 500 US$/ha.	-	-	(9)	9	(5)	5

(i)
Sensitivities have been modeled considering a 10% change in the indicated variable, all else being equal.

As of June 30, 2017, 2016 and 2015, the better and maximum use of biological assets shall not significantly differ from the current use.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

15.
Inventories

Breakdown of Group’s inventories as of June 30, 2017, 2016 and 2015 are as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Crops	379	325	270
Materials and supplies	255	212	154
Seeds and fodders	135	109	61
Beef	41	31	19
Hotel supplies	10	8	7
Good for resale and supplies	3,896	2,888	-
Telephones and others communication equipment	320	327	-
Total inventories	5,036	3,900	511

As of June 30, 2017, 2016 and 2015 the cost of inventories recognized as expense amounted to Ps. 1,268, Ps. 905 and Ps. 834, respectively and they have been included in “Costs” in the Statements of Income.

16.
Financial instruments by category

The following note shows the carrying amount of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Consolidated Statements of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade payables in-kind and tax payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy.

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

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the Consolidated Financial Statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer ("CFO"). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, as of the end of each reporting period.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Financial assets and financial liabilities as of June 30, 2017 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2017
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	17,819	-	-	2,156	19,975	4,153	24,128
Investment in financial assets:
- Equity securities in public companies	-	1,665	-	82	1,747	-	1,747
- Equity securities in private companies	-	15	-	964	979	-	979
- Deposits	1,235	14	-	-	1,249	-	1,249
- Bonds	-	4,490	425	-	4,915	-	4,915
- Mutual funds	-	3,986	-	-	3,986	-	3,986
- Others	-	749	-	-	749	-	749
Derivative financial instruments:
- Crops options	-	10	-	-	10	-	10
- Swaps	-	-	29	-	29	-	29
- Warrants	-	-	26	-	26	-	26
- Foreign-currency options	-	4	27	-	31	-	31
Financial assets and other assets held for sale	-	8,562	-	-	8,562	-	8,562
Restricted assets	1,069	-	-	-	1,069	-	1,069
Cash and cash equivalents (excluding bank overdrafts) (Note 18):
- Cash on hand and at bank	8,731	-	-	-	8,731	-	8,731
- Short-term bank in deposits	5	-	-	-	5	-	5
- Mutual funds	-	302	-	-	302	-	302
- Short-term investments	-	16,325	-	-	16,325	-	16,325
Total assets	28,859	36,122	507	3,202	68,690	4,153	72,843

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2017
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	20,557	-	-	-	20,557	5,401	25,958
Borrowings (excluding finance lease liabilities) (Note 22)	135,180	-	-	-	135,180	-	135,180
Finance lease obligations	132	-	-	-	132	-	132
Derivative financial instruments:
- Crops futures	-	11	-	-	11	-	11
- Forwards	-	5	152	10	167	-	167
- Foreign-currency future contracts	-	9	5	-	14	-	14
- Crops options	-	4	-	-	4	-	4
- Foreign-currency options	-	4	-	-	4	-	4
Total liabilities	155,869	33	157	10	156,069	5,401	161,470

Financial assets and financial liabilities as of June 30, 2016 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016 (recast)
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	13,551	-	-	1,931	15,482	2,640	18,122
Investment in financial assets:
- Equity securities in public companies	-	1,400	-	499	1,899	-	1,899
- Equity securities in private companies	-	15	-	1,324	1,339	-	1,339
- Deposits	-	49	-	-	49	-	49
- Bonds	1,293	4,169	-	-	5,462	-	5,462
- Mutual funds	-	2,920	-	-	2,920	-	2,920
- Others	-	90	-	140	230	-	230
Derivative financial instruments:
- Crops options	-	9	-	-	9	-	9
- Foreign-currency contracts	-	-	25	-	25	-	25
- Others	-	11	16	-	27	-	27
Financial assets and other assets held for sale		4,602	-	-	4,602	-	4,602
Restricted assets	877	-	-	-	877	-	877
Cash and cash equivalents (excluding bank overdrafts) (Note 18):
- Cash on hand and at bank	6,259	-	-	-	6,259	-	6,259
- Short-term bank in deposits	100	-	-	-	100	-	100
- Mutual funds	-	7,737	-	-	7,737	-	7,737
Total assets	22,080	21,002	41	3,894	47,017	2,640	49,657

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2016 (recast)
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	14,247	-	-	-	14,247	6,660	20,907
Borrowings (excluding finance lease liabilities) (Note 22)	106,271	-	-	10,999	117,270	-	117,270
Finance lease obligations	26	-	-	-	26	-	26
Derivative financial instruments:
- Crops futures	-	32	-	-	32	-	32
- Forwards	-	198	-	-	198	-	198
- Foreign-currency future contracts	-	28	3	-	31	-	31
- Crops options	-	5	-	-	5	-	5
- Foreign-currency options	-	1	-	-	1	-	1
Total liabilities	120,544	264	3	10,999	131,810	6,660	138,470

Financial assets and financial liabilities as of June 30, 2015 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2015 (recast)
Assets as per Statement of Financial Position
IDBD	-	-	-	908	908	-	908
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	1,864	-	-	-	1,864	456	2,320
Investment in financial assets:
- Equity securities in public companies	-	89	-	349	438	-	438
- Equity securities in private companies	-		-	102	102	-	102
- Mutual funds	-	383	-	-	383	-	383
- Bonds	100	104	-	-	204	-	204
Derivative financial instruments:
- Crops options	-	3	-	-	3	-	3
- Warrants of Condor	-	-	-	7	7	-	7
- IDBD Warrants	-	228	-	-	228	-	228
Restricted assets	611	-	-	-	611	-	611
Cash and cash equivalents (excluding bank overdrafts) (Note 18)
- Cash on hand and at bank	438	-	-	-	438	-	438
- Short-term bank in deposits	84	-	-	-	84	-	84
- Mutual funds	-	112	-	-	112	-	112
Total assets	3,097	919	-	1,366	5,382	456	5,838

(i) The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings.
(ii) As described in Note 3 until acquiring control over IDBD, the Group stated its equity interest in IDBD as an associate measured at fair value, invoking the exception under IAS 28 and the warrants to acquire IDBD’s common shares were booked at their quoted prices. Since October 11, 2015, as result of consolidation, the equity interest in IDBD as an associate and the warrants were eliminated following the consolidation to add IDBD’s assets and liabilities on a line-by-line basis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2015 (recast)
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	1,149	-	-	-	1,149	824	1,973
Borrowings (Note 22)	8,258	-	-	15	8,273	-	8,273
Finance lease obligations	26	-	-	-	26	-	26
Derivative financial instruments:
Commitment to tender offer shares in IDBD	-	-	-	503	503	-	503
- Foreign-currency contracts	-	-	10	-	10	-	10
- Crops futures	-	11	-	-	11	-	11
- Crops options	-	9	-	-	9	-	9
Total liabilities	9,433	20	10	518	9,981	824	10,805

Liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial instruments: Disclosures”: Therefore, finance leases have been shown separately.

There were no level transfers in the fiscal years filed.

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	As of June 30, 2017
	Gross amounts recognized	Gross amounts offset	Net amount presented
June 30, 2017
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	21,215	(904)	20,311
Financial Liabilities
Trade and other payables (Note 20)	(21,461)	904	(20,557)

	As of June 30, 2016 (recast)
	Gross amounts recognized	Gross amounts offset	Net amount presented
June 30, 2016
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	16,969	(1,296)	15,673
Financial Liabilities
Trade and other payables (Note 20)	(15,543)	1,296	(14,247)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

	As of June 30, 2015 (recast)
	Gross amounts recognized	Gross amounts offset	Net amount presented
June 30, 2015
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	2,082	(98)	1,984
Financial Liabilities
Trade and other payables (Note 20)	(1,247)	98	(1,149)

Imcome, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Subtotal financial assets and liabilities	Non-Financial assets and liabilities	Total
June 30, 2017
Interest income	899	-	899	-	899
Interest expenses	(6,736)	-	(6,736)	-	(6,736)
Foreign exchange loss	(1,552)	4	(1,548)	-	(1,548)
Dividends income	33	35	68	-	68
Fair value gains financial assets at fair value through profit or loss	-	2,957	2,957	-	2,957
Loss from repurchase of Non-convertible Notes	(31)	-	(31)	-	(31)
(Loss) / Gain from derivative financial instruments (except commodities)	(46)	151	105	-	105
Gain on the revaluation of receivables arising from the sale of farmland	-	37	37	-	37
Other financial results	(976)	-	(976)	-	(976)
Net result	(8,409)	3,184	(5,225)	-	(5,225)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Subtotal financial assets and liabilities	Non-Financial assets and liabilities	Total
June 30, 2016 (recast)
Interest income	689	-	689	-	689
Interest expenses	(2,740)	-	(2,740)	-	(2,740)
Foreign exchange loss	(3,278)	-	(3,278)	-	(3,278)
Dividends income	72	-	72	-	72
Capitalized borrowing costs	20	-	20	-	20
Fair value loss in financial assets at fair value through profit or loss (i)	-	(1,240)	(1,240)	-	(1,240)
Loss from repurchase of Non-convertible Notes	(39)	-	(39)	-	(39)
Gain from derivative financial instruments (except commodities)	-	1,089	1,089	-	1,089
Gain on the revaluation of receivables arising from the sale of farmland	-	33	33	-	33
Other financial results	(729)	-	(729)	-	(729)
Impairment of property, plant and equipment	-	(1)	(1)	-	(1)
Net result	(6,005)	(119)	(6,124)	-	(6,124)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Subtotal financial assets and liabilities	Non-Financial assets and liabilities	Total
June 30, 2015 (recast)
Interest income	100	-	100	-	100
Interest expenses	(887)	-	(887)	-	(887)
Foreign exchange losses	(557)	-	(557)	-	(557)
Dividends income	17	-	17	-	17
Capitalized borrowing costs	13	-	13	-	13
Fair value gains financial assets at fair value through profit or loss	-	182	182	-	182
Loss from repurchase of Non-convertible Notes	(2)	-	(2)	-	(2)
Loss from derivative financial instruments (except commodities)	-	(84)	(84)	-	(84)
Gain on the revaluation of receivables arising from the sale of farmland	-	53	53	-	53
Other financial results	(125)	-	(125)	-	(125)
Net result	(1,441)	151	(1,290)	-	(1,290)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments for the years ended June 30, 2017, 2016 and 2015:

	Investments in financial assets - Public companies securities	Derivative financial instruments	Investment in associate IDBD	Derivative financial instruments - Commitment to tender offer of shares in IDBD	Derivative financial instruments - Forwards	Investments in financial assets - Private companies	Investments in financial assets - Others	Loan - Non-recourse loan	Trade and other receivables	Total
Total as of July 1, 2014 (recast)	211	-	-	(321)	-	-	-	-	-	(110)
Cumulative translation adjustment	-	-	83	(45)	-	-	-	19	-	57
Transfer to level 3	-	-	1,826	-	-	-	-	(86)	-	1,740
Gain / (loss) for the year	138	7	(1,001)	(137)	-	72	-	52	-	(869)
Transfer from associates	-	-	-	-	-	30	-	-	-	30
Balances as of June 30, 2015 (recast)	349	7	908	(503)	-	102	-	(15)	-	848
Additions and acquisitions	50	-	-	-	-	27	-	-	-	77
Cumulative translation adjustment	-	-	60	(18)	-	291	52	(3,610)	706	(2,519)
Obtainment of control over IDBD	-	-	(1,047)	-	-	861	88	(7,336)	1,187	(6,247)
Disposal	-	-	-	500	-	-	-	-	-	500
Gain / (loss) for the year	100	(7)	79	21	-	43	-	(38)	38	236
Balances as of June 30, 2016 (recast)	499	-	-	-	-	1,324	140	(10,999)	1,931	(7,105)
Additions and acquisitions	65	-	-	-	(8)	44	-	-	1,660	1,761
Cumulative translation adjustment	21	-	-	-	(2)	169	6	242	439	875
Reclassification to liabilities held for sale	-	-	-	-	-	-	-	11,272	-	11,272
Write off	(702)	-	-	-	66	-	(146)	-	-	(782)
Transferred to current account receivables	-	-	-	-	-	-	-	-	(1,874)	(1,874)
Gain / (loss) for the year	199	-	-	-	(66)	(573)	-	(515)	-	(955)
Balance as of June 30, 2017	82	-	-	-	(10)	964	-	-	2,156	3,192

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

Clal

Clal is a holding company that mainly operates in the insurance and pension markets and in segments of pension funds. The company holds assets and other businesses (such as insurance agencies) and is one of the largest insurance groups in Israel. Clal mainly develops its activities in three operating segments: long-term savings, general insurance and health insurance.

Given that IDBD failed to meet the requirements set forth, to have control over an insurance company, on August 21, 2013, the Commissioner required that IDBD grant an irrevocable power of attorney to Mr. Moshe Tery ("the Trustee") by 51% of the shareholding capital and vote in Clal, thus transferring control over that investee. From such date, IDBD recognized its equity interest in Clal as a financial asset held for sale, at fair value through profit or loss.

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

a.
Sell at least 5% of its equity interest in Clal, since May 7, 2016.
b.
Sell at least an additional 5% of its equity interest in Clal, during each of the subsequent four-month periods.
c.
If IDBD sells more than 5% of its equity interest in Clal in any given four-month period, the percentage in excess of the required 5% would be offset against the percentage required in the following period.

In case IDBD does not fulfills its obligation in the manner described in the above paragraph the Trustee is entitled to act upon the specified arrangement in lieu of IDBD, pursuant to all powers that had been vested under the representations of the trust letter. The consideration for the sale would be transferred to IDBD, with the expenses incurred in the sale process to be solely borne by IDBD.

During February 2016, bondholders and minority shareholders as of that date, filed a complaint against the Commissioner so that the order by the Administrator to sell the shares in the market was revoked, for this would cause irreversible damage to the company and its bondholders. As of the date of issuance of these Consolidated Financial Statements, no decision has been rendered on the complaint.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

On April 5, 2017, the District Court of Tel Aviv-Jaffa ordered the Trustee to sell 5% of Clal’s shares managed by him/her within a term of 30 days, pursuant to the decision and the petition filed by the Commissioner.

The Court considered that the Commissioner acted fairly and proportionately in ordering such sale, that such sale should be made at the best possible price and that, after completing it, the Commissioner should use its discretionary power and examine the circumstances of the case in ordering any new sales.

On May 1, 2017 IDBD agreed to sell the 5% of Clal’s shares jointly with a swap transaction. Hence, the shares were sold on May 4 without any type of encumbrances, at a price of NIS 59.86 each (i.e., for a total of roughly NIS 166, equivalent to approximately Ps. 697 at the exchange rate prevailing on that date). Such request had the consent of the Trustee and a statement from the Commissioner stating that such body does not object to the swap transaction.

Concurrently with the sale, IDBD entered into a swap transaction with a banking institution whereby the former will charge or pay for the difference between the sales value of the shares above described and the value such shares will have at the time they are sold to the third-party buyer upon the lapse of a 24-month period. IDBD cannot repurchase such shares.

IDBD continues to evaluate courses of action with regard to the District Court’s pronouncement, including the possibility to file a motion for appeal.

Based on the terms and conditions of the swap contract, IDBD maintains the major risks and benefits of all of Clal shares; as a result, as of June 30, 2017, all of Clal shares were reported as a financial asset available for sale and a liability in the amount of Ps. 783. Valuation of mentioned shares as of June 30, 2017 and 2016 amounts to Ps. 8,562 and 4,602 respectively, and a gain of Ps. 2,513 has been recorded in 2017 and a loss of Ps. 1,951 has been recorded in 2016, reflecting the increase and decrease in the market price, disclose in financial results, net in the line “Fair value gain / loss of financial assets and liabilities at fair value through profit or loss, net”

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly derivatives) are based on recognized valuation methods:

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Trade and other receivables - Cellcom	Discounted cash flows	Discount rate.	Level 3	3.3
Interest-rate swaps	Cash flows - Theoretical price	Interest rate futures contract and cash flow forward contract.	Level 2	-
Preferred shares of Condor	Binomial tree - Theoretical price I	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Price of underlying assets 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flows - Theoretical price	Market interest-rate (Libor rate curve).	Level 3	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor rate curve).	Level 2	Price of underlying assets 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies securities	Cash flows / NAV – Theoretical price
Projected revenue discounted
at the discounting rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of its Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flows – Theoretical price
Projected revenue discounted
at the discounting rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of its Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments - Forwards	Theoretical price	Price of underlying assets and volatility	Level 2 and 3	-

As of June 30, 2017, there are no changes in the economic or business conditions affecting the fair value of the group’s financial assets and liabilities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

17.
Trade and other receivables

The table below shows trade and other receivables of the Group as of June 30, 2017, 2016 and 2015:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Non-current
Trade receivables
Trade, leases and services receivable	2,366	2,069	167
Less: allowance for doubtful accounts	(4)	(2)	(2)
Total non-current trade receivables	2,362	2,067	165
Other receivables
Tax credits	280	119	100
Guarantee deposits	8	24	17
Prepayments	1,668	1,320	11
Loans	1,066	239	115
Others	72	4	19
Total non-current other receivables	3,094	1,706	262
Total non-current trade and other receivables	5,456	3,773	427

Current
Trade receivables
Trade, leases and services receivable	14,095	11,451	1,052
Less: allowance for doubtful accounts	(332)	(189)	(118)
Total current trade receivables	13,763	11,262	934
Other receivables
Tax credits	259	191	95
Guarantee deposits	9	78	39
Prepayments	1,946	1,009	250
Borrowings granted, deposits, and other balances	1,899	1,243	392
Others	460	375	63
Total current other receivables	4,573	2,896	839
Total current trade and other receivables	18,336	14,158	1,773
Total trade and other receivables	23,792	17,931	2,200

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

17.
Trade and other receivables (Continued)

The carrying amounts of the Group’s trade and other receivables denominated in foreign currencies are detailed in Note 34.

The fair value of current receivables approximate their respective carrying amounts due to the short-term nature, as the impact of discounting is not considered significant. The present value of receivables related to installment sales of communication devices, realized by Cellcom, was calculated using a discount rate of 3.3%. The book value of other non-current receivables is, or approximates, its fair value on the balance sheet date. Fair value are based on discounted cash flows (Level 3).

Trade receivables are generally presented in the Statement of Financial Position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Beginning of the year	191	120	90
Recoveries	(13)	(53)	21
Used during the period	(265)	(4)	(14)
Additions	241	113	21
Cumulative translation adjustment	182	15	2
End of the period / year	336	191	120

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying value of each class of credit (Note 4).

The Group has also receivables with related parties. Neither of which are due nor impaired.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

17.
Trade and other receivables (Continued)

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2017, 2016 and 2015 (includes receivables not past due to reconcile with the amounts in the Statements of Financial Position):

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Agricultural products	75	4	10	338	24	451	2.7%
Leases and services	109	21	65	604	172	971	5.9%
Consumer financing	-	-	-	-	16	16	0.1%
Hotel operations	1	-	-	61	1	63	0.4%
Disposal of properties	17	2	2	278	32	331	2.0%
Sale of communication equipment	181	-	-	4,617	-	4,798	29.1%
Telecommunication services	482	-	143	2,848	15	3,488	21.2%
Sale of products (supermarkets)	38	-	-	6,229	76	6,343	38.5%
Total at June 30, 2017	903	27	220	14,975	336	16,461	100%
Agricultural products	60	7	8	256	18	349	2.6%
Leases and services	51	8	10	794	84	947	7.0%
Hotel leases and services	16	12	23	312	27	390	2.9%
Consumer financing	-	-	-	-	15	15	0.1%
Hotel operations	1	-	-	48	1	50	0.4%
Disposal of properties	-	-	16	99	-	115	0.9%
Sale of communication equipment	2,250	-	-	1,714	66	4,030	29.8%
Telecommunication services	1,763	-	1,028	19	672	3,482	25.8%
Tourism activities	16	12	20	219	51	318	2.3%
Sale of products (supermarkets)	27	19	55	3,665	58	3,824	28.3%
Total at June 30, 2016 (recast)	4,184	58	1,160	7,126	992	13,520	100%

Agricultural products	4	1	3	199	16	223	18.3%
Leases and services	82	14	16	574	79	765	62.8%
Hotel leases and services	1	-	-	16	1	18	1.5%
Consumer financing	-	-	-	5	15	20	1.6%
Disposal of properties	-	-	-	183	9	192	15.8%
Total at June 30, 2015 (recast)	87	15	19	977	120	1,218	100%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

18.
Cash flow information

The following table shows the balances of cash and cash equivalents as of June 30, 2017, 2016 and 2015:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Cash on hand and at banks	8,731	6,259	438
Short-term bank in deposits	5	100	84
Short term investments	16,627	7,737	112
Total cash and cash equivalents	25,363	14,096	634

Following is a detailed description of cash flows generated by the Group’s operations for the years ended as of June 30, 2017, 2016 and 2015.

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Profit for the year	5,028	9,118	2,243
Loss from discontinued operations	(3,018)	(444)	-
Adjustments for:
Income tax	2,862	5,833	1,396
Depreciations and amortizations	4,857	2,164	112
(Gain) / Loss from disposal of farmlands	(280)	2	(550)
Gain on the revaluation of receivables arising from the sale of farmland	(37)	(33)	(53)
Loss / (Gain) from disposal of property, plant and equipment	35	(6)	1
(Recovery) Impairment of property, plant and equipment	(12)	26	2
Dividends income	-	(72)	(17)
Share based payments	101	56	31
Unrealized (Gain) / Loss on derivative financial instruments	(19)	(1,064)	131
Release of intangible assets due to TGLT agreement	28	-	-
Results for business combination	(8)	-	-
Changes in fair value of investment properties	(5,002)	(17,539)	(4,059)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products	(1,355)	(606)	(136)
Changes in net realizable value of agricultural products after harvest	74	(208)	34
Provisions	233	789	236
Financial results, net	5,251	7,640	1,248
Share of (profit) / loss of joint ventures and associates	(172)	(534)	817
Reversal of cumulative translation adjustment	(41)	(100)	(188)
Gain from disposal of subsidiaries and joint ventures	(1)	(4)	(22)
Loss from repurchase of Non-convertible Notes	31	39	2
Changes in operating assets and liabilities:
Decrease in biological assets	1,236	135	115
Increase in inventories	(431)	(114)	(132)
Decrease in trading properties	510	202	-
Increase in trade and other receivables	(1,886)	(709)	(480)
Increase (Decrease) in derivative financial instruments	91	(46)	4
Increase in trade and other payables	1,829	392	134
Increase in employee benefits	204	52	85
Increase in provisions	(221)	(155)	(12)
Net cash generated from continuing operating activities before income tax paid	9,887	4,814	942
Net cash generated from discontinued operating activities before income tax paid	322	80	-
Net cash generated from operating activities before income tax paid	10,209	4,894	942

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

18.
Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the years ended June 30, 2017, 2016 and 2015:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Increase in restricted funds from the sale of farmlands	-	-	590
Dividends payable	-	-	43
Acquisition of non-controlling interest	-	139	-
Decrease in borrowings through a decrease in investment in joint ventures and associates	-	9	137
Increase in financial assets through a decrease in trade and other receivables	-	71	-
Increase in financial assets through a decrease in investment in joint ventures and associates	-	-	30
Increase in financial assets through an increase in trade and other payables	-	180	-
Increase in property, plant and equipment through an increase in trade and other payables and borrowings	(123)	2	2
Increase in intangible assets through an increase in trade and other payables	(111)	-	-
Increase in trading properties through a decrease in investment properties	-	71	-
Increase in investment properties through an increase in borrowings	-	302	-
Increase in trade and other receivables through a decrease in property, plant and equipment	(118)	-	-
Increase in derivative financial instruments through a decrease in investments in financial assets	34	-	-
Distribution of treasury shares	(7)	-	(55)
Options expired	-	-	106
Distribution of dividends not yet paid	64	64	5
Increase in interest in joint ventures and associates through a decrease in assets from derivative financial instruments	-	128	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

18.
Cash flow information (Continued)

Incorporation for business combination

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Investment properties	-	29,586	-
Property, plant and equipment	1,712	15,104	-
Trading properties	-	2,656	-
Intangible assets	19	6,603	-
Investments in joint ventures and associates	(74)	9,268	-
Deferred income tax	53	(4,681)	-
Trade and other receivables	591	9,713	-
Investments in financial assets	-	5,824	-
Derivative financial instruments	-	(54)	-
Inventories	-	1,919	-
Restricted assets	-	-	-
Income tax and MPIT credits	-	91	-
Assets held for sale	-	5,129	-
Trade and other payables	(917)	(19,749)	-
Salaries and social security liabilities	(148)	-	-
Borrowings	(660)	(60,306)	-
Provisions	2	(969)	-
Income tax and MPIT liabilities	1	(267)	-
Employee benefits	(47)	(405)	-
Net amount of non-cash assets incorporated / held for sale	532	(538)	-
Cash and cash equivalents	150	-	-
Non-controlling interest	40	(8,630)	-
Goodwill not yet allocated	(26)	1,391	-
Net amount of assets incorporated / held for sale	696	(7,777)	-
Interest held before acquisition	67	-	-
Result from business combination	-	-	-
Cash and cash equivalents incorporated / held for sale	(150)	9,193	-
Net outflow of cash and cash equivalents / assets and liabilities held for sale	613	1,416	-

19.
Equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. During the fiscal year ended June 30, 2017, the Company's Board of Directors decided on November 3, 2016 to carry out a pro rata distribution among shareholders of 3,833,352 treasury shares. No other activity has been recorded for the fiscal years ended June 30, 2016 in the capital accounts, other than those related to the acquisition of treasury stock. During the fiscal year ended June 30, 2015, certain option holders exercised their right to purchase additional shares, with the resulting addition of 80,074 common shares with a nominal value of Ps. 1 each. All of the existing options expired on May 22, 2015, after the end of the exercise period.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

19.
Equity (Continued)

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

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of this reserve.

Special reserve

The CNV, through General Rulling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, IASB for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Group has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1st, 2012, with the transition date being July 1st, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded in due course amounted to Ps. 695, which as of June 30, 2017 were fully used to absorb the negative balances in the retained earnings account. As explained under Note 2.1. to these Consolidated Financial Statements, the Group’s Board of Directors decided to change the accounting policy of the investment property from the cost method to the fair value method, as allowed by IAS 40. For this reason, as of the transition date, figures have been modified and, hence, the special reserve as set forth by General Ruling CNV N° 609/12 has been increased by Ps. 1,516, which may only be reversed to be capitalized or to absorb potential negative balances under retained earnings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

19.
Equity (Continued)

Dividends

During the years ended June 30, 2017 and 2016, there were no distributions of dividends. Dividends distributed during fiscal year ended June 30, 2015 amounted to Ps. 6.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

19. Equity (Continued)

Group’s other reserves at June 30, 2017, 2016 and 2015 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve from cumulative translation adjustment	Reserve for share based payments	Reserve for new developments	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balances as of June 30, 2014	(55)	(15)	634	70	17	200	851
Adjustment due to changes in policies and accounting standards	-	253	80	-	-	-	333
Balances as of June 30, 2014 (recast)	(55)	238	714	70	17	200	1,184
Other comprehensive loss for the year	-	-	(194)	-	-	-	(194)
Total comprehensive loss for the year	-	-	(194)	-	-	-	(194)
Appropriation of retained earnings resolved by Ordinary Shareholders’ Meeting held on November 14, 2014:
- Share distribution	55	-	-	-	-	(55)	-
- Reserve for new developments	-	-	-	-	(17)		(17)
- Reserve for repurchase of shares	-	-	-	-	-	(113)	(113)
Equity-settled compensation	-	-	-	28	-	-	28
Acquisition of treasury stock	(32)	-	-	-	-	-	(32)
Equity incentive plan granted	-	-	-	(16)	-	-	(16)
Changes in non-controlling interest	-	(28)	-	-	-	-	(28)
Balances as of June 30, 2015 (recast)	(32)	210	520	82	-	32	812

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

19. Equity (Continued)

	Cost of treasury shares	Changes in non-controlling interest	Reserve from cumulative translation adjustment	Reserve for share based compensation	Reserve for future dividends	Reserve for defined benefit plans	Other subsidiaries reserves	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balances as of June 30, 2015 (recast)	(32)	210	520	82			-	32	812
Other comprehensive income / (loss) for the year	-	-	578	-	-	(6)	(24)		548
Total comprehensive income / (loss) for the year	-	-	578	-	-	(6)	(24)		548
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 30 and November 26, 2015:
- Reserve for future dividends	-		-	-	31	-	-	-	31
Equity-settled compensation	-		-	17	-	-	-	-	17
Equity incentive plan granted	-		-	(4)	-	-	-	-	(4)
Changes in non-controlling interest	-	(92)	-	-	-	-	-	-	(92)
Cumulative translation adjustment for interest held before business combination	-	-	(58)	-	-	-	-	-	(58)
Share of changes in subsidiaries’ equity	-		-	-	-	-	45	-	45
Balances as of June 30, 2016 (recast)	(32)	118	1,040	95	31	(6)	21	32	1,299
Other comprehensive income for the year	-	-	1,083	-	-	9	-	-	1,092
Total comprehensive income for the year	-	-	1,083	-	-	9	-	-	1,092
Appropriation of retained earnings resolved by Ordinary Shareholders’ Meeting held on October 31, 2016:
- Share distribution	7	-	-	-	-	-	-	(7)	-
- Reserve for future dividends	-	-	-	-	-	-	-	-	-
- Release for future dividends	-	-	-	-	(31)	-	-	-	(31)
Equity-settled compensation	-	-	-	13	-	-	-	-	13
Equity incentive plan granted	1	-	-	(5)	-	-	-	-	(4)
Changes in non-controlling interest	-	125	-	-	-	-	2	-	127
Balances as of June 30, 2017	(24)	243	2,123	103	-	3	23	25	2,496

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

20.
Trade and other payables

Group’s trade and other payables as of June 30, 2017, 2016 and 2015 were as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Non-current
Trade payables
Trade payables	2,063	1,461	618
Construction obligations	873	895	-
Total non-current trade payables	2,936	2,356	618
Other payables
Payment plan for payable taxes	-	-	24
Deferred incomes	73	65	7
Taxes payable	12	8	7
Others	967	35	10
Total non-current other payables	1,052	108	48
Total non-current trade and other payables	3,988	2,464	666

Current
Trade payables
Admission rights	-	188	143
Trade payables	13,298	11,180	316
Accrued invoices	849	612	223
Construction obligations	353	1,238	-
Leases and services payments received in advance	4,377	3,356	226
Guarantee deposits	-	24	-
Total current trade payables	18,877	16,598	908
Other payables
Taxes payable	577	333	220
Construction provisions	343	509	-
Dividends payable to non-controlling shareholders	251	435	124
Others	1,922	568	55
Total current other payables	3,093	1,845	399
Total current trade and other payables	21,970	18,443	1,307
Total trade and other payables	25,958	20,907	1,973

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

21.
Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s liability under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceeding, and will revise its estimates.

The table below shows the evolution in the Group's provisions for other liabilities categorized by type of provision:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation (iii)	Onerous contracts (iv)	Other provisions (v)	Total
As of June 30, 2014 (recast)	64	-	-	-	-	64
Additions	47	18	-	-	-	65
Unused amounts reversed	(32)	-	-	-	-	(32)
As of June 30, 2015 (recast)	79	18	-	-	-	97
Additions	62	38	39	64	3	206
Unused amounts reversed	(109)	-	-	(80)	(19)	(208)
Incorporated by business combination (Note 3)	424	-	47	199	299	969
Cumulative translation adjustment	248	(9)	28	113	144	524
As of June 30, 2016 (recast)	704	47	114	296	427	1,588
Additions	259	105	-	20	131	515
Unused amounts reversed	(269)	(79)	-	(135)	(68)	(551)
Share of loss of joint ventures	-	(3)	-	-	-	(3)
Liabilities incorporated by business combination (Note 3)	2	-	-	-		2
Cumulative translation adjustment	141	2	26	39	90	298
As of June 30, 2017	837	72	140	220	580	1,849

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to equity interests in associates with negative equity, mainly New Lipstick. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates".
(iii)
The Group’s companies are required to recognize certain costs related to the dismantling of assets and remediating sites from the places where such assets are located. The calculation of expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are recast based on expected changes from technological rulings and requirements.
(iv)
Provisions for other contractual obligations include a series of obligations resulting from a contractual liability or laws, regarding which there is a high degree of uncertainty as to the terms and the necessary amounts to discharge such liability.
(v)
The balance pertains to provisions related to investment property. Includes NIS 99 million (equivalent to approximately Ps. 465 as of the date of these Consolidated Financial Statements) related to a termination fee on a pre-acquisition contractual obligation between the Company's subsidiary, IDBD and a brokerage firm regarding advisory services on a property. The Company is currently disputing the contractual termination fee, therefore the final amount and timing of payment is uncertain. In November 2009, PBC’s Audit Committee and Board of Directors approved the agreement with Rock Real whereby the latter would look for and propose to PBC the acquisition of commercial properties outside Israel, in addition to assisting in the negotiations and management of such properties. In return, Rock Real would receive 12% of the net income generated by the acquired real property. Pursuant to amendment 16 of the Israel Commercial Act 5759-1999, the agreement must be ratified by the Audit Committee before the third year after the effective date; otherwise, it expires. The agreement has not been ratified by the Audit Committee within such three-year term, so in January 2017, PBC issued a statement that hinted at the expiration of the agreement and informed that it would begin negotiations to reduce the debt. The parties have appointed an arbitrator that should render a decision on the dispute.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

21.
Provisions (Continued)

The analysis of total provisions is as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Non-current	955	547	42
Current	894	1,041	55
Total	1,849	1,588	97

Dolphin

In September 2016, a former non-controlling shareholder of IDBD (the "Petitioner") filed a petition with the district court of Be'er Sheva against Dolphin Netherlands, IFISA and Mr. Eduardo Elsztain (jointly referred to as "Dolphin"), to initiate a claim under a collective action (the “Petition”). The Petitioner argues that in executing the modified tender offer of IDBH (a former controlling company of IDBD), as explained in Note 4.H.a), the non-controlling shareholders of IDBD, which voted against the modification of the tender offer, were forced to sell their shares at a value that differed from the value initially agreed upon and that, therefore, Dolphin should compensate them for an estimated amount of NIS 158 (equivalent to Ps. 754 as of the date of these Consolidated Financial Statements). In July 2017, Dolphin filed a motion to dismiss the Petition. Our legal advisors consider that the collective petition will probably be dismissed by the Court. If not dismissed, Dolphin will have to file an answer to the Petition within the 60 days following the Court’s decision regarding the motion to dismiss.

Cresud

On February 23, 2016, a class action was filed against IRSA, the Company, some first-line managers and directors with the District Court of the USA for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of IRSA between November 3, 2014 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the IRSA’s investment in IDBD.

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court by the East District of Pennsylvania.

Furthermore, the Companies and some of its first-line managers and directors are defendants in a class action filed on April 29, 2016 with the US District Court of the East District of Pennsylvania. The complaint, on behalf of people holding American Depositary Receipts of the Company between May 13, 2015 and December 30, 2015, claims violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the IRSA’s investment in IDBD.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

21.
Provisions (Continued)

Subsequently, Cresud and IRSA requested that the complaint be moved to the district of New York, which request was later granted.

On December 8, 2016, the Court appointed the representatives of each presumed class as primary plaintiffs and the lead legal advisor for each of the classes. On February 13, 2017, the plaintiffs of both classes filed a document containing certain amendments. The Company and IRSA filed a petition requesting that the class action brought by IRSA’s shareholders should be dismissed. On April 12, 2017, the court suspended the class action filed by the Company’s shareholders until the Court decides on the petition of dismissal of such class action. Filing information on the motion to dismiss the collective remedy filed by shareholders of IRSA was completed on July 7, 2017. The Court has yet to render a decision on the motion to dismiss.

The Companies hold that such allegations are meritless and will continue making a strong defense in both actions.

Claims against Cellcom and its subsidiaries

Most legal proceedings involve consumer claims and actions derived from these claims and petitions have been filed requesting that they be admitted as class actions.

Claims against Shufersal and its subsidiaries

Most legal actions pertain to consumer claims and petitions requesting that such claims be admitted as class actions. There are also individual legal actions brought and employees, subcontractors and suppliers.

Claims against PBC

On July 4, 2017, PBC was served notice from the tax authority of Israel of income tax official assessments based on a “better assessment” of taxes for the years 2012-2015, and concluded that PBC is required to pay approximately NIS 187 (including interest) since compensation of losses is not admitted.

In the opinion of legal advisors to PBC, the company has sound arguments against the Revenue Administration’s position and will file its objection to it. As of the balance sheet date, there is no provision in relation to this claim.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

22.
Borrowings

Group’s borrowings as of June 30, 2017, 2016 and 2015 are as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Non-current
Non-convertible notes	93,944	69,997	5,427
Bank loans and others	10,804	6,836	406
Other borrowings	252	-	-
Non-recourse loan	7,025	16,975	-
Total non-current borrowings	112,025	93,808	5,833

Current
Non-convertible notes	17,115	15,595	636
Bank loans and others	4,213	4,662	524
Bank overdrafts	126	1,397	1,291
Other borrowings	1,833	1,834	15
Total current borrowings	23,287	23,488	2,466
Total borrowings	135,312	117,296	8,299

Urban properties and investment business of the operations center in Argentina

● On September 1, 2016, IRSA's Non-Convertible Notes Class VII and VIII were tendered under the Program approved by the Shareholders’ Meeting for up to US$ 300. The settlement took place on September 8, 2016. The results are shown below:


Non-convertible notes Class VII for an amount of Ps. 384.2 to be matured 36 months after the issuing date, which accrue interest at an annual floating interest rate, Badlar plus 299 basis points, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.


Non-convertible notes Class VIII for an amount of US$ 184.5 (equivalent to Ps. 2,771 as of that date) to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 7.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

● On February 20, 2017, IRSA signed a loan with a foreign banking institution for US$ 50 maturing on February 23, 2022. The loan will accrue interest at a fixed interest rate of 5.95%, interest payable on a quarterly basis. There is one grace year for the principal, which is subsequently amortized over 17 consecutive and equal installments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

22.
Borrowings (Continued)

Urban properties and investment business of the operations center in Israel

● In July 2016, Shufersal repurchased NCN Series B for a nominal value of NIS 511 (equivalents to Ps. 2,771 as of that date) with an increase of the issue of NCN Series F by a ratio of 1.175 for each NIS 1 of the Series B. The NCN Series B acquired by Shufersal were cancelled and delisted. The swap transaction does not amount to an exchange of debt instruments because the terms are not substantially different. All expenses related to the bond swap have been deducted from outstanding balance of the debt and shall be amortized over the remaining term of it.

● On August 2, 2016, lDBD has issued a new series of NCN in the Israeli market in an amount of NIS 325 (equivalent to Ps. 1,213 as of that date) due in 2019, at an annual IPC (indexed interest rate) plus 4.25%. These NCN are secured by shares of Clal subject to the approval of the Israel Commission of Capital Markets, Savings and Insurance. On September 15, 2016, the Supreme Court rendered an opinion on the use of Clal’s shares as collateral and has requested the Capital Markets, Savings and Insurance Commission to explain the reasons why it does not allow IDBD to secure debentures with up to 5% of Clal shares. In January 2017, the Court ordered that IDBD should refrain from securing the debentures in excess of 5% of Clal’s shares, as they are already securing in part a loan by Menorha.

In accordance with the decision rendered by the Supreme Court on the petition filed by IDBD to pledge Clal’s shares in September, 2016, on October 13, 2016, the Board of Directors of IDBD resolved a partial early redemption of the debentures, which was effected on November 1, 2016 for an approximately amount of NIS 239 at nominal value (“the redeemed portion”) and represents a total of approximately NIS 244 with respect to principal, interest and compensation for early redemption. The early redemption represented 73.7% of the outstanding principal balance of the debentures.

In addition, IDBD issued debentures (Series L) for a total of NIS 381 (equal to Ps. 1,565 as of that date). The debentures accrue interest at a rate of 6.95%. The principal will be repaid in a single payment on November 28, 2019. The first interest payment will be made on February 28, 2017 for the period spanning from the issue date to the payment date. The remaining interest payments will be made in 4 annual consecutive quarterly installments due in February, May, August and November each year. In order to ensure full compliance with all commitments, IDBD pledged DIC’s shares for nearly 46.2 million.

● On August 4, 2016, DIC issued further debentures due 2025 in an amount of NIS 360 (equivalent to Ps. 1,344 as of that date). The bonds were placed at an internal rate of return of 5.70%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

22. Borrowings (Continued)

● In October 2016, PBC issued debentures for NIS 102 (equal to Ps. 417 as of that date), at an annual effective rate of 2.99% indexed to the CPI, and also issued debentures for roughly NIS 497 (equal to Ps. 2,055 as of that date) at an effective rate of 4.10% with no CPI indexation clause.

● In January 2017, IDBG received a loan from an Israeli financial entity in the amount of US$ 41.4. Principal will be reimbursed after the lapse of two years and shall accrue interest at 7%. The loan is backed by IDBD and PBC (jointly and severally). In addition, the due date has been extended to December 31, 2018 for a bank loan in the amount of US$ 59 granted by a US bank to a subsidiary of IDBG (Great Wash Park LLC) which is building a shopping mall in Las Vegas, Nevada.

● On February 16, 2017, IDBD made a placement of Series 13 Debentures in the Israeli market for NIS 1,060 (equivalent to Ps. 4,452 as of that date), maturing in November 2019, at a fixed annual interest rate of 5.40%. Such debentures are collateralized by the potential cash flow that could derive from dividends or the sale of certain shares of Clal Insurance Enterprise Holdings Ltd., held by IDBD.

● In May 2012, IDBD was granted a loan from Menorah Group, which accrues interest at a rate of 6.9%, plus CPI. The loan was collateralized by a pledge over the shares of DIC and Clal Insurance Enterprise Holdings. The total loan amounts to nearly NIS 153 (equivalent to Ps. 643 as of that date) and was collateralized by shares held by IDBD in DIC and Clal, which represent, respectively, roughly 15.3% and 4% of the share capital of such companies. In March 2017, IDBD reimbursed the loan balance plus a penalty for advance payment in the amount of NIS 154 (equivalent to Ps. 647 as of that date). As a consequence thereof, the pledges held by the bank over DIC’s and Clal’s shares were dropped.

● During April 2017, PBC made a public offering of debentures (series I) for nearly NIS 431, for which it raised roughly NIS 446 (approximately equivalent to Ps. 1,873 as of the issuance date).

● During April 2017, Gav-Yam made a public offering of debentures (series F) for nearly NIS 303 (approximately equivalent to Ps. 1,272 as of the issuance date).

● In April 2017, DIC made a public offering to expand its debentures (series F) for approximately NIS 444, for which it raised roughly NIS 555 (approximately equivalent to Ps. 2,359 as of the issuance date).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

22. Borrowings (Continued)

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	June 30, 2017					June 30, 2016 (recast)					June 30, 2015 (recast)
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina
Do accrue interest:
Less than one year	3,173	423	18,249	18,672	21,845	1,195	2,573	18,172	20,745	21,940	1,202	1,056	2,258
Between 1 and 2 years	1,482	207	14,145	14,352	15,834	1,205	16	16,826	16,842	18,047	417	2,300	2,717
Between 2 and 3 years	476	3,598	11,400	14,998	15,474	500	1	19,535	19,536	20,036	848	2	850
Between 3 and 4 years	474	1,360	10,558	11,918	12,392	1,332	14	4,643	4,657	5,989	710	-	710
Between 4 and 5 years	119	217	10,520	10,737	10,856	40	1,063	7,092	8,155	8,195	218	-	218
More than 5 years	-	5,878	51,560	57,438	57,438	34	5,302	36,170	41,472	41,506	40	1,274	1,314
	5,724	11,683	116,432	128,115	133,839	4,306	8,969	102,438	111,407	115,713	3,435	4,632	8,067
Do not accrue interest:
Less than one year	45	250	1,003	1,253	1,298	31	240	1,265	1,505	1,536	21	175	196
Between 1 and 2 years	-	4	-	4	4	5	3	-	3	8	4	1	5
Between 2 and 3 years	-	7	-	7	7	-	-	-	-	-	4	-	4
Between 3 and 4 years	-	19	-	19	19	-	3	-	3	3	1	-	1
Between 4 and 5 years	-	5	-	5	5	-	-	-	-	-	-	-	-
More than 5 years	-	8	-	8	8	-	10	-	10	10	-	-	-
	45	293	1,003	1,296	1,341	36	256	1,265	1,521	1,557	30	176	206
	5,769	11,976	117,435	129,411	135,180	4,342	9,225	103,703	112,928	117,270	3,465	4,808	8,273

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

22. Borrowings (Continued)

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) for the years ended June 30, 2017 and 2016. All amounts in millions of Argentine Pesos:

		June 30, 2017 Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	US Dollar	NIS	Total
Fixed rate:
Argentine Peso	135	-	-	-	-	8,694	8,829
Brazilian Reais	-	155	-	-	-	-	155
US Dollar	16,409	-	-	-	-	715	17,124
NIS	-	-	-	-	-	103,294	103,294
Subtotal fixed-rate borrowings	16,544	155	-	-	-	112,703	129,402
Floating rate:
Argentine Peso	480	-	-	-	-	-	480
Brazilian Reais	-	468	-	-	-	-	468
US Dollar	195	-	14	-	-	1,022	1,231
NIS	-	-	-	-	-	3,710	3,710
Subtotal floating rate borrowings	675	468	14	-	-	4,732	5,889
Total borrowings as per analysis	17,219	623	14	-	-	117,435	135,291
Finance lease obligations	2	19	-	-	-	-	21
Total borrowings as per Statement of Financial Position	17,221	642	14	-	-	117,435	135,312

		June 30, 2016 (recast) Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	US Dollar	NIS	Total
Fixed rate:
Argentine Peso	238	-	-	-	-	19,101	19,339
Bolivian Peso	-	-	11	-	-	-	11
Brazilian Reais	-	242	-	-	-	-	242
US Dollar	11,984	-	1	-	-	-	11,985
NIS	-	-	-	-	-	77,833	77,833
Subtotal fixed-rate borrowings	12,222	242	12	-	-	96,934	109,410
Floating rate:
Argentine Peso	708	-	-	-	-	-	708
Brazilian Reais	-	188	-	-	-	-	188
US Dollar	201	-	-	-	-	1,687	1,888
NIS	-	-	-	-	-	5,081	5,081
Subtotal floating rate borrowings	909	188	-	-	-	6,768	7,865
Total borrowings as per analysis	13,131	430	12	-	-	103,702	117,275
Finance lease obligations	-	21	-	-	-	-	21
Total borrowings as per Statement of Financial Position	13,131	451	12	-	-	103,702	117,296

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

22. Borrowings (Continued)

		June 30, 2015 (recast) Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	US Dollar	NIS	Total
Fixed rate:
Argentine Peso	826	-	-	-	-	-	826
Brazilian Reais	-	185	-	-	-	-	185
US Dollar	5,362	-	-	71	21	-	5,454
Subtotal fixed-rate borrowings	6,188	185	-	71	21	-	6,465
Floating rate:
Argentine Peso	1,426	-	-	-	-	-	1,426
Bolivian Peso	-	-	7	-	-	-	7
Brazilian Reais	-	259	-	-	-	-	259
US Dollar	128	-	-	-	-	-	128
Subtotal floating rate borrowings	1,554	259	7	-	-	-	1,820
Total borrowings as per analysis	7,742	444	7	71	21	-	8,285
Finance lease obligations	3	22	-	-	-	-	25
Total borrowings as per Statement of Financial Position	7,745	466	7	71	21	-	8,310

23.
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

As of June 30, 2017, 2016 and 2015, the Company set up a reserve for the Incentive Plan under Shareholder’s Equity in the amount of Ps. 113, Ps. 102 and Ps. 96, respectively. The reserve was based on the fair value of the shares to be granted under the Group’s contribution, on a proportional basis to the employee’s permanence in the Incentive Plan and adjusted for the probability that these beneficiaries may leave the Group before the required term has elapsed and/or the conditions to be entitled to the mentioned plan benefits are met as of each period end.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Employee benefits (Continued)

As of June 30, 2017, 2016 and 2015, the Group recognized a charge in connection with the Incentive Plan of Ps. 18.4, Ps. 25.1 and Ps. 30.8, respectively. The total cost of the plan that has not yet been recognized because the term for the full granting of the benefit is still effective amounts to Ps. 8.1, Ps. 27.3 and Ps. 56.4, respectively, for each fiscal year. This cost is expected to be recognized over the next fiscal year.

During the fiscal years ended June 30, 2017, 2016 and 2015, the Group granted 0.4, 1 and 1.8 million shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
At the beginning	6,324,737	7,613,638	10,033,785
Additions	-	-	308,426
Granted	(443,839)	(1,028,766)	(1,883,077)
Disposals	(46,222)	(260,135)	(845,496)
At the end	5,834,676	6,324,737	7,613,638

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

Contributions made by the Group under the Plan amount to Ps. 21, Ps. 10 and Ps. 5 for the fiscal years ended June 30, 2017, June 30, 2016 and 2015, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Employee benefits (Continued)

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

The Group did not recognize any charge for the fiscal years ended June 30, 2017 and 2016 related to Brasilagro Stock Option Plan. During the fiscal year ended June 30, 2015, the Group had recognized a charge of Ps. 0.2.

The fair value of the Brasilagro’s awards was measured at the date of grant using the Black-Scholes valuation technique.

Key grant-date fair value and other assumptions under the Brasilagro Stock Option Plan are detailed below:

Grant date	Second tranche	Third tranche
Expected volatility	41.62%	40.50%
Expected life	5 years	5 years
Risk free rate	9.37%	9.12%
Expected dividend yield	0.50%	0.50%
Option’s fair value	Rs. 3.60	Rs. 4.08
Exercise price	Rs. 8.25	Rs. 8.52
Due date	07/03/2017	09/04/2017

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Employee benefits (Continued)

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices during the year are as follows:

June 30, 2017
	First tranche		Second tranche		Third tranche
	Exercise price Options	Options	Exercise price Options	Options	Exercise price Options	Options
At the beginning	-	-	Ps. 8.25	206,425	Ps. 8.52	206,425
Granted	-	-	-	-	-	-
Cancelled	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	-	-	-	-	-
At the end	-	-	Ps. 8.25	206,425	Ps. 8.52	206,425

	June 30, 2016 (recast)
	First tranche		Second tranche		Third tranche
	Exercise price Options	Options	Exercise price Options	Options	Exercise price Options	Options
At the beginning	Ps. 8.97	233,689	Ps. 8.25	206,425	Ps. 8.52	206,425
Granted	-	-	-	-	-	-
Cancelled	-	-	-	-	-	-
Exercised	-	(233,689)	-	-	-	-
Expired	-	-	-	-	-	-
At the end	Ps. 8.97	-	Ps. 8.25	206,425	Ps. 8.52	206,425

	June 30, 2015 (recast)
	First tranche		Second tranche		Third tranche
	Exercise price Options	Options	Exercise price Options	Options	Exercise price Options	Options
At the beginning	Ps. 8.97	301,848	Ps. 8.25	260,952	Ps. 8.52	260,952
Granted	-	-	-	-	-	-
Cancelled	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	(68,159)	-	(54,527)	-	(54,527)
At the end	Ps. 8.97	233,689	Ps. 8.25	206,425	Ps. 8.52	206,425

On December 9, 2016, the Company was notified that all of the stock call options had been exercised under the First Program, making up a total of 97,371 stock call options, at an exercise price of Ps. 40.04 per share, with a total value of Ps. 3.901.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Employee benefits (Continued)

Following notice of the exercise of stock call options by the beneficiary, the Company transferred upon the beneficiary the amount of shares that would equal the number of reported options, as applicable, considering that the shares to be transferred by the Company are currently Treasury stock. On the other hand, the beneficiary paid the exercise price in cash following the transfer of shares.

Brasilagro Warrants

On March 15, 2006, the Board of Directors of Brasilagro approved the issuance of 512,000 share warrants (the "Brasilagro Warrants"), 256,000 of which correspond to the first tranche, and 256,000 of which correspond to the second tranche.

The first tranche of Brasilagro Warrants were delivered to its founding shareholders in March 2006, before Brasilagro’s IPO. As reported by Brasilagro in its IPO Prospectus, said warrants were granted to its founding shareholders in recognition of their founding efforts, their entrepreneurial spirit in preparing Brasilagro for its IPO, the work done in developing the business plan, and their commitment to the Company’s growth. The warrants were distributed among the founding shareholders for no consideration.

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

The 256,000 warrants of the second issue were exercisable as of June 30, 2017 and 2016, and of the first issue as of June 30, 2015.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Employee benefits (Continued)

Brasilagro Warrants of the first issuance outstanding at each period end under have the following expiry date and exercise prices:

		Shares (i)
Expiry:	Exercise price per share	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
April 27, 2021	Rs. 18.20	256,000	256,000	256,000

(i)
From the Brasilagro Warrants under the second tranche 177,004 were owned by the Company as of June 30, 2017 and 2016, respectively, and under the first tranche, as of June 30, 2015.

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

Out of the warrants under the second issuance 177,004 were held by the Company as of June 30, 2017 and 168,902 were held by the Company as of June 30, 2016 and 2015.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Employee benefits (Continued)

IDBD

Benefits to hired employees include post-employment benefits, retirement benefits, share-based plans and other short and long-term benefits. The Group’s liabilities in relation to severance pay and/or retirement benefits of Israeli employees are calculated in accordance with Israeli laws.

	June 30, 2017	June 30, 2016
Present value of unfunded obligations	673	572
Present value of funded obligations	1,789	1,070
Total Present value of defined benefits obligations (post-employment)	2,462	1,642
Fair value of plan assets	(1,703)	(1,101)
Recognized liability for defined benefits obligations	759	541
Liability for other long-term benefits	4	148
Total recognized liabilities	763	689
Assets designed for payment of benefits for employees	-	(4)
Net position from employee benefits	763	685

Plans associated to certain key members of management

IDBD, through its subsidiaries, has granted stock incentive plans to key members of management. In April 2016, some modifications have been introduced to the plans as regards exercise prices for each of the five tranches of options, thus establishing a range of NIS 9.5 to NIS 12.5 per share. The share price at the time of approval was NIS 7.73 per share.

24.
Taxation

The Group’s income tax has been calculated on the estimated taxable profit for the years ended June 30, 2017, 2016 and 2015, at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

The details of the provision for the Group’s income tax is as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Current income tax	(893)	(673)	(687)
Deferred income tax	(1,969)	(5,176)	(703)
MPIT	-	16	(6)
Income tax	(2,862)	(5,833)	(1,396)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

24. Taxation (Continued)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Brazil	between 25% - 34%
Uruguay	between 0% - 25%
Bolivia	25%
USA	between 0% - 45%
Bermudas	0%
Israel	24%

In December 2016, the Government of Israel modified the income tax rate thus generating a reduction from the 25% to a 24% for calendar year 2017, and to a 23% for calendar year 2018 onwards. The effect from the rate change is recorded as part of deferred tax expense

Deferred tax assets and liabilities of the Group as of June 30, 2017, 2016 and 2015 will be recovered as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Deferred income tax assets to be recovered after more than 12 months	7,249	5,465	1,239
Deferred income tax assets to be recovered within 12 months	431	1,952	374
Deferred income tax assets	7,680	7,417	1,613

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Deferred income tax liabilities to be recovered after more than 12 months	(19,522)	(24,966)	(6,673)
Deferred income tax liabilities to be recovered within 12 months	(9,652)	(406)	(175)
Deferred income tax liabilities	(29,174)	(25,372)	(6,848)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

24. Taxation (Continued)

The movement in the deferred income tax (opened by assets and liabilities) during the years ended June 30, 2017, 2016, 2015 and 2014, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax asset	Tax loss carry-forwards	Trade and other payables	Others	Total
As of June 30, 2014 (recast)	1,124	103	155	1,382
Charged to the Statement of Income	209	222	175	606
Reserve for changes in non-controlling interest	(52)	-	-	(52)
Reclassification to liabilities	-	-	(132)	(132)
Use of tax loss carry-forwards	(157)	-	-	(157)
Cumulative translation adjustment	(52)	1	17	(34)
As of June 30, 2015 (recast)	1,072	326	215	1,613
Charged to the Statement of Income	173	(161)	(4)	8
Reserve for changes in non-controlling interest	(94)	-	-	(94)
Use of tax loss carry-forwards	(366)	-	-	(366)
Business combinations	2,261	1,025	442	3,728
Cumulative translation adjustment	1,666	597	265	2,528
As of June 30, 2016 (recast)	4,712	1,787	918	7,417
Charged to the Statement of Income	(355)	(40)	(99)	(494)
Use of tax loss carry-forwards	(171)	-	-	(171)
Reclassification to other assets held for sale	-	-	(47)	(47)
Cumulative translation adjustment	552	284	139	975
As of June 30, 2017	4,738	2,031	911	7,680

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

24. Taxation (Continued)

Deferred income tax liability	Investment properties and property, plant and equipment	Biological assets	Intangible assets	Investments	Inventories	Trade and other receivables	Trading properties	Others	Total
As of June 30, 2014 (recast)	(5,300)	(88)	-	(53)	-	(56)	-	8	(5,489)
Charged (Credited) to the Statement of Income	(602)	16	-	(19)	-	(680)	-	(24)	(1,309)
Reclassifications from trading properties	(33)	-	-	-	-	-	-	-	(33)
Reclassification to Trade receivables	45	(45)	-	63	-	-	-	-	63
Reclassification from Investments	-	-	-	-	-	(63)	-	-	(63)
Reclassification of Assets	-	-	-	-	-	132	-	-	132
Cumulative translation adjustment	(143)	5	-	(4)	-	(15)	-	8	(149)
As of June 30, 2015 (recast)	(6,033)	(112)	-	(13)	-	(682)	-	(8)	(6,848)
Charged / (Credited) to the Statement of Income	(5,234)	(113)	247	(837)	(17)	572	(12)	210	(5,184)
Business combinations	(5,630)	-	(2,031)	64	-	(20)	(64)	(728)	(8,409)
Currency translation adjustment	(4,163)	49	(1,076)	776	(37)	(13)	(44)	(423)	(4,931)
As of June 30, 2016 (recast)	(21,060)	(176)	(2,860)	(10)	(54)	(143)	(120)	(949)	(25,372)
Charged / (Credited) to the Statement of Income	(1,703)	26	490	-	(2)	(155)	45	(176)	(1,475)
Reclassification of opening amounts	59	-	-	-	-	-	-	-	59
Reclassification to other assets held for sale	-	-	-	-	-	-	-	36	36
Business combinations	-	-	-	-	-	(7)	-	-	(7)
Cumulative translation adjustment	(1,948)	-	(312)	1	(10)	-	(24)	(122)	(2,415)
As of June 30, 2017	(24,652)	(150)	(2,682)	(9)	(66)	(305)	(99)	(1,211)	(29,174)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

24. Taxation (Continued)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years, while in Israel they do not expire. Tax loss carry forward in Bolivia expire within 3 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

As of June 30, 2017, the Group's tax loss carry forward prescribed as follows:

Jurisdiction	June 30, 2017	Date of generation	Due date
Argentina	274	2013	2018
Argentina	916	2014	2019
Argentina	214	2015	2020
Argentina	1,366	2016	2021
Argentina	1,935	2017	2022
Uruguay	13	2013	2018
Uruguay	22	2014	2019
Uruguay	9	2015	2020
Uruguay	7	2016	2021
Uruguay	2	2017	2022
Bolivia	7	2017	2022
Brazil	1	2008 – 2017	Do not expire
Israel	98,050		Do not expire
Total cumulative tax loss carry-forwards	102,816

The Group assesses the realizability of deferred income tax assets, by considering whether it is probable that some portion or all of the deferred income tax assets will not be realized. In order to make this assessment, Management considers the scheduled reversal of deferred income tax liabilities, projected business and tax planning strategies.

The Group did not recognize deferred income tax assets of Ps. 131,849, Ps. 74,301 and Ps. 36 as of June 30, 2017, 2016 and 2015, respectively. Although the Management estimates that, once operational, certain Group's business will generate sufficient income, pursuant to IAS 12, Management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

24. Taxation (Continued)

The Group did not recognize deferred income tax liabilities of Ps. 1,792, Ps. 796 and Ps. 37 as of June 30, 2017, 2016 and 2015, respectively, related to the potential dividends distribution of its investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source could be creditable against the Group’s potential final tax liability.

On June 30, 2017, the Company recognized a deferred liability in the amount of Ps. 857 related to the potential future sale of one of its subsidiaries shares.

IDBD and DIC assess whether it is necessary to recognize deferred tax liabilities for the temporary differences arising in relation to its investments in subsidiaries; in this respect, IDBD, DIC and PBC estimate that if each of them is required to dispose of its respective holdings in subsidiaries, they would not be liable to income tax on the sale and, for such reason, they did not recognize the deferred tax liabilities related to this difference in these Consolidated Financial Statements.

Based on the estimated and aggregate effect of all these aspects on the Companies' performance, Management estimates that as of June 30, 2017, it is probable that the Company will realize all of the deferred tax assets.

Below is a reconciliation between the income tax recognized and that, which would result from applying the prevailing tax rate, applicable in the respective countries, on the Income/loss before income tax for the years ended June 30, 2017, 2016 and 2015:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Loss for the year calculated at the tax rate prevailing in the respective countries	(2,018)	(5,948)	(1,805)
Permanent differences:
Share of profit of joint ventures and associates	37	485	396
Unrecognized tax losses carry-forwards (i)	(1,253)	(158)	(9)
Expiration of tax loss carry-forwards	(31)	-	(13)
Non-taxable (loss) / profit	(535)	(144)	53
Change of income tax rate	529	(357)	-
Changes in fair value of financial instruments and sale of shares (ii)	434	-	-
Others	(25)	289	(18)
Income tax from continuing operations	(2,862)	(5,833)	(1,396)

(i)  corresponds primarily to holding companies in Israel.
(ii) corresponds mainly to changes in fair value related to Clal.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

24. Taxation (Continued)

The Company does not set up an allowance for MPIT and is considering filing a declaratory action under the terms of section 322 of the Civil and Commercial Procedural Code against the AFIP seeking certainty as to the application of the MPIT for the fiscal year 2014, 2015, 2016 and 2017 and advance payments from 7 through 11 corresponding to fiscal year 2014, in relation to the decision by the Argentine Supreme Court in the case “Hermitage” on September 15, 2010 and “Perfil” on February 11, 2014. In such judicial precedents, the Court had declared such tax to be unconstitutional given that, under certain circumstances, it proves to be unreasonable and inconsistent with the ability-to-pay principle.

25.
Leases

The Group as lessee

Operating leases:

In the ordinary course of business, the Group enters into several operating lease agreements. Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. Rent expense for the years ended as of June 30, 2017, 2016 and 2015 amounted to Ps. 126.5, Ps. 79.7 and Ps. 98.8, respectively and is included in the line item "Costs" in the Statement of Income.

As discussed in Note 2.9, the Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense paid for the years ended as of June 30, 2017, 2016 and 2015 amounted to Ps. 9.8, Ps. 4.5 and Ps. 4.7, respectively and is included in the line item "Costs" in the Statement of Income.

The Group leases property or spaces for administrative or commercial use both in Argentina and Israel, under operating leases. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 32). The amounts involved are not material for any of the periods filed.

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
No later than 1 year	2,860	3,907	38
Later than 1 year and not later than 5 years	8,130	6,862	47
More than 5 years	2,472	2,256	84
	13,462	13,025	169

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

25. Leases (Continued)

Finance leases:

The Group is party to several financial lease agreements, mainly of equipment for administrative use in the ordinary course of business. The amounts involved do not prove material to any of the fiscal years under review.

The Group as lessor

Operating leases (Shopping malls, offices and other buildings):

In the segments Shopping malls and Offices and Others in the Operations Center in Argentina and in the segment Real Estate of the Operations Center in Israel, the Group enters into operating lease agreements typical in the business. Given the diversity of properties and lessees, and the various economic and regulatory jurisdictions where the Group operates, the agreements may adopt different forms, such as fixed, variable, adjustable leases, etc. For example, in the Operations Center in Argentina, operating lease agreements with lessees of Shopping malls generally include step-up clauses and contingent payments. In Israel, agreements tend to be agreed upon for fixed amounts, although in some cases they may include adjustment clauses. Income from leases are recorded in the Statement of Income under rental and service income in all of the filed periods.

Rental properties are considered to be investment property. Book value is included in Note 10. The future minimum proceeds generated from non-cancellable operating leases from Group’s Shopping malls, offices and other buildings are as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
No later than 1 year	4,437	3,137	982
Later than 1 year and not later than 5 years	12,451	13,366	1,112
More than 5 years	4,632	4,247	8
	21,520	20,750	2,102

Operating leases (Farmlands):

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased or based on a fixed amount in dollars per hectare leased.

Even though all leases described above are cancellable by law, the Group considered them to be non-cancellable.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

25. Leases (Continued)

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
No later than 1 year	6	14	5
Later than 1 year and not later than 5 years	-	-	1
More than 5 years	-	-	-
	6	14	6

Finance leases:

The Group does not act as a lessor in connection with finance leases.

26.
Revenues

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Sale of trading properties and developments	1,454	191	10
Crops	1,244	1,015	950
Cattle	123	80	57
Dairy	97	65	72
Sugarcane	355	294	198
Supplies	112	63	55
Beef	1,324	966	806
Sale of communication equipment	4,006	1,844	-
Revenue from supermarkets	47,277	18,536	-
Sales revenues	55,992	23,054	2,148
Consignment revenues	254	119	32
Rental and service incomes	8,710	5,435	2,995
Income from communication services	11,959	4,956	-
Income from hotels and tourism services	766	557	396
Agricultural rental and services	89	38	37
Commissions and brokerage operations	98	66	38
Others	50	7	6
Services income	21,926	11,178	3,504
Total revenues	77,918	34,232	5,652

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

27.
Costs

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Costs of leases and services	-	13	7
Other operative costs	10	9	9
Cost of property operations	10	22	16
Crops	2,547	1,695	1,745
Cattle	364	254	220
Dairy	181	135	133
Sugarcane	662	500	374
Supplies	84	49	43
Beef	1,234	837	654
Agricultural rental and services	26	8	7
Consignment costs	45	6	3
Commissions and brokerage operations	91	66	44
Others	52	9	7
Costs of agricultural sales and services	5,286	3,559	3,230
Costs of leases and services	2,836	1,888	1,077
Cost of trading properties and developments	1,420	15	14
Cost from hotel operations and tourism	649	420	278
Costs of sale of communication equipment	2,716	1,304	-
Costs of communication services	8,467	3,304	-
Cost of supermarkets	35,431	14,018	-
Costs of sale and developments	-	151	-
Total costs	56,815	24,681	4,615

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

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

For the year ended June 30, 2017:

	Group costs
	Cost of agricultural sales and services	Cost of agriculture production	Other agricultural operative costs	Costs of leases and services	Cost of trading properties and developments	Cost of sale of communication equipments	Costs of communication services	Cost of hotels and tourism services	Cost of supermarkets	Total costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	59	2	-	78	3	-	-	1	-	143	27	9	179
Depreciation and amortization	71	55	3	25	-	-	1,744	34	211	2,143	590	2,124	4,857
Doubtful accounts	-	-	-	-	-	-	-	-	-	-	4	209	213
Advertising, publicity and other selling expenses	-	-	-	284	-	-	-	-	-	284	-	1,575	1,859
Taxes, rates and contributions	5	17	-	226	6	-	-	1	-	255	30	832	1,117
Maintenance and repairs	26	36	-	1,370	14	-	-	139	-	1,585	107	693	2,385
Fees and payments for services	246	8	1	91	2	-	3,283	19	-	3,650	710	1,702	6,062
Director´s fees	-	-	-	-	-	-	-	-	-	-	250	-	250
Payroll and social security liabilities	212	122	5	698	2	-	962	346	1,910	4,257	1,672	4,976	10,905
Cost of sale of goods and services	-	-	-	-	1,393	2,716	40	-	33,310	37,459	-	-	37,459
Food, beverage and other lodging expenses	-	-	-	-	-	-	-	88	-	88	4	-	92
Changes in biological assets and agricultural products	1,301	-	-	-	-	-	-	-	-	1,301	-	-	1,301
Supplies and labors	1,336	1,695	-	-	-	-	-	-	-	3,031	-	8	3,039
Freights	1	22	-	-	-	-	-	-	-	23	-	249	272
Bank commissions and expenses	13	1	-	1	-	-	-	-	-	15	9	6	30
Conditioning and clearance	-	-	-	-	-	-	-	-	-	-	-	48	48
Travel, library expenses and stationery	19	14	1	-	-	-	-	-	-	34	9	1	44
Export expenses	-	-	-	-	-	-	-	-	-	-	-	1	1
Others	23	2	-	63	-	-	2,438	21	-	2,547	845	1,513	4,905
Total expenses by nature	3,312	1,974	10	2,836	1,420	2,716	8,467	649	35,431	56,815	4,257	13,946	75,018

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

28. Expenses by nature (Continued)

For the year ended June 30, 2016 (recast):

	Group costs
	Cost of agricultural sales and services	Cost of agriculture production	Other agricultural operative costs	Costs of leases and services	Cost of trading properties and developments	Cost of hotel operations	Costs of sale of communication equipment	Costs of communication services	Cost of hotels and tourism services	Cost of supermarkets	Total costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	33	1	-	47	1	2	-	-	-	-	84	(1)	(2)	81
Depreciation and amortization	48	20	3	35	-	11	-	683	10	45	855	281	1,028	2,164
Doubtful accounts	-	-	-	-	-	-	-	-	-	-	-	59	10	69
Advertising, publicity and other selling expenses	-	-	-	282	-	-	-	-	-	-	282	-	682	964
Taxes, rates and contributions	3	13	-	219	4	1	-	-	-	-	240	20	463	723
Maintenance and repairs	17	24	1	611	8	57	-	-	13	-	731	76	274	1,081
Fees and payments for services	173	5	1	16	-	15	-	675	-	-	885	444	750	2,079
Director´s fees	-	-	-	-	-	-	-	-	-	-	-	207	-	207
Payroll and social security liabilities	149	90	4	560	1	220	-	405	16	663	2,108	792	1,983	4,883
Cost of sale of goods and services	-	-	-	40	152	48	1,304	13	-	13,304	14,861	-	-	14,861
Changes in biological assets and agricultural products	1,796	-	-	-	-	-	-	-	-	-	1,796	-	2	1,798
Supplies and labors	78	1,056	-	-	-	-	-	-	-	-	1,134	-	1	1,135
Freights	1	13	-	-	-	-	-	-	-	-	14	-	145	159
Bank commissions and expenses	10	-	-	-	-	-	-	-	-	-	10	7	4	21
Conditioning and clearance	-	-	-	-	-	-	-	-	-	-	-	-	30	30
Travel, library expenses and stationery	14	14	1	-	-	-	-	-	-	-	29	6	1	36
Export expenses	-	-	-	-	-	-	-	-	-	-	-	-	25	25
Others	13	-	-	79	-	26	-	1,528	-	6	1,652	259	639	2,550
Total expenses by nature	2,335	1,236	10	1,889	166	380	1,304	3,304	39	14,018	24,681	2,150	6,035	32,866

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

28. Expenses by nature (Continued)

For the year ended June 30, 2015 (recast):

	Group costs
	Cost of agricultural sales and services	Cost of agriculture production	Other agricultural operative costs	Cost of property operations	Cost of trading properties and developments	Cost of hotel operations	Total costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	14	-	-	17	1	-	32	10	2	44
Depreciation and amortization	51	16	3	15	1	12	98	13	1	112
Doubtful accounts	1	-	-	-	-	-	1	-	29	30
Advertising, publicity and other selling expenses	-	-	-	173	-	7	180	-	58	238
Taxes, rates and contributions	3	11	-	108	3	-	125	16	162	303
Maintenance and repairs	13	21	1	326	7	34	402	32	3	437
Fees and payments for services	151	6	1	9	1	1	169	110	8	287
Director´s fees	-	-	-	-	-	-	-	134	-	134
Payroll and social security liabilities	119	65	3	404	-	162	753	239	47	1,039
Cost of sale of goods and services	-	-	-	-	2	61	63	-	-	63
Changes in biological assets and agricultural products	1,601	-	-	-	-	-	1,601	-	-	1,601
Supplies and labors	14	1,094	-	-	-	-	1,108	-	4	1,112
Freights	2	12	-	-	-	-	14	-	124	138
Commissions and expenses	9	-	-	-	-	-	9	15	4	28
Conditioning and clearance	-	-	-	-	-	-	-	-	20	20
Travel, library expenses and stationery	15	11	1	12	-	1	40	15	3	58
Others	7	-	-	13	-	-	20	23	9	52
Total expenses by nature	2,000	1,236	9	1,077	15	278	4,615	607	474	5,696

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

29.
Other operating results, net

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Gain / (Loss) from commodity derivative financial instruments	121	(77)	8
Gain from disposal of interest in associates	1	4	22
Reversal of cumulative translation adjustment (i)	41	100	219
Loss from agreement with TGLT	(27)	-	-
Contingencies (ii)	(25)	(5)	(29)
Donations	(123)	(58)	(40)
Expenses related to transfers of investment properties to subsidiaries (iii)	-	-	(119)
Others	(146)	(83)	(44)
Total other operating results, net	(158)	(119)	17

(i)
As of June 30, 2017, they pertain to the reversal of exchange difference reverse created by IMadison, settled during the fiscal year. As of June 30, 2016, Ps. 143 correspond to the reversal of cumulative translation adjustment before business combination with IDBD and Ps. 9 to the reversal of the translation reserve generated in Rigby, following dissolution of the company. As of June 30, 2015 pertains to the reversal of the translation reserve generated in Rigby following the partial capital reduction of the company.
(ii)
Including legal costs and expenses.
(iii)
On December 22, 2014, IRSA conveyed title on the properties located in Bouchard 710, Suipacha 652, BankBoston Tower, República Building, Intercontinental Plaza Building and the plot of land next to the latter, onto its subsidiary IRSA CP, which as from such date continues to operate such properties. These transfers have no effects whatsoever in the Consolidated Financial Statements of the Group other than the expenses and taxes associated to the transfer.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

30.
Financial results, net

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Financial income
Interest income	899	689	100
Foreign exchange gains	232	721	129
Dividends income	68	72	17
Financial income	1,199	1,482	246
Financial costs
Interest expenses	(6,736)	(2,740)	(887)
Foreign exchange losses	(1,780)	(3,999)	(686)
Other financial costs	(976)	(729)	(125)
Financial costs	(9,492)	(7,468)	(1,698)
Less: financial costs capitalized	-	20	13
Total financial costs	(9,492)	(7,448)	(1,685)
Other financial results:
Fair value gain / (loss) of financial assets and liabilities at fair value through profit or loss	2,957	(1,240)	182
Loss from repurchase of NCN	(31)	(39)	(2)
Gain / (Loss) on derivative financial instruments (except commodities)	105	1,089	(84)
Gain on the revaluation of receivables arising from the sale of farmland	37	33	53
Impairment of properties, plant and equipment	-	(1)	-
Total other financial results	3,068	(158)	149
Total financial results, net	(5,225)	(6,124)	(1,290)

31.
Earnings per share

(a)
Basic

Basic earnings per share amounts are calculated in accordance with IAS 33, by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Profit from continuinig operations attributable to the equity holders of the parent	718	5,034	954
Profit from discontinued operations attributable to the equity holders of the parent	793	133	-
Profit from operations attributable to the equity holders of the parent	1,511	5,167	954
Weighted average number of ordinary shares in issue (millions)	498	495	492
Basic earnings per share from continuing operations	1.44	10.17	1.94
Basic earnings per share from discontinued operations	1.60	0.27	-
Basic earnings per share	3.04	10.44	1.94

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

31. Earnings per share (Continued)

(b)
Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2017 and 2016 the Group holds treasury shares with potentially dilutive effect, as of June 30, 2015 the Group holds treasury shares and warrants with potentially dilutive effect. Therefore, diluted earnings per share is as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Profit from continuinig operations attributable to the equity holders of the parent	718	5,034	954
Profit from discontinued operations attributable to the equity holders of the parent	793	133	-
Profit from operations attributable to the equity holders of the parent	1,511	5,167	954
Weighted average number of ordinary shares in issue (millions)	500	502	554
Diluted earnings per share from continuing operations	1.43	10.03	1.72
Diluted earnings per share from discontinued operations	1.59	0.27	-
Diluted earnings per share	3.02	10.30	1.72

32.
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

Remunerations of the Board of Directors

The Act N° 19,550 provides that the remuneration of the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders' Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

Some of the Group's Directors are hired under the Employment Contract Act N° 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination.

The remuneration of directors for each fiscal year is based on the provisions established by the Act N° 19,550, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded by the Company during the fiscal year.

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

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of the senior management participate in defined contribution and share-based incentive plans that are described in Note 23, respectively.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between Cresud, IRSA and IRSA CP, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, March 12, 2010, July 11, 2011, October 15, 2012, November 12, 2013, February 24, 2014, February 18, 2015 and November 12, 2015.

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

It should be noted that the operations indicated above allows Cresud, IRSA and IRSA CP to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment being made on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the companies.

Offices and Shopping malls spaces leases

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

Furthermore, we also let various spaces in our Shopping malls (stores, stands, storage space or advertising space) to third parties and related parties such us Tarshop S.A. and BHSA.

Lease agreements entered into with associates included similar provisions and amounts to those included in agreements with third parties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the employees. The main members of Fundación IRSA's Board of Directors are: Eduardo S. Elsztain (President); Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by us, IRSA and IRSA CP. Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA’s. Fundación Museo de los Niños acts as special vehicle for the developments of "Museo de los Niños, Abasto" and the "Museo de los Niños, Rosario". On October 29, 1999, our shareholders approved the award of the agreement “Museo de los Niños, Abasto” to Fundación Museo de los Niños.

On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby it loaned 3,800 square meters of the area built in the Abasto Shopping Mall for a total term of 30 years, and on November 29, 2005, shareholders of IRSA CP approved another agreement entered into with Fundación Museo de los Niños whereby 2,670.11 square meters built in the Shopping Mall Alto Rosario were loaned for a term of 30 years. Fundación IRSA has used the available area to house the museum called “Museo de los Niños, Abasto” an interactive learning center for kids and adults, which was opened to the public in April 1999.

Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, from which Saúl Zang is a partner and sits at the Board of the Group companies.

Hotel services

Our company and related parties sometimes rent from NFSA and Hoteles Argentinos S.A. hotel services and conference rooms for events.

Purchase-Sale of goods and/or services hiring

In the normal course of its business and with the aim of make resources more efficient, in certain occasions purchase and/or hire services which later sells and/or recover for companies or other related parties, based upon their actual utilization.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These borrowings accrue interests at market rates.

Financial and service operations with BHSA

The Group works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include BHSA and its subsidiaries. Furthermore, BHSA and BACS usually act as underwriters in Capital Market transactions. In addition, we have entered into agreements with BHSA, who provides collection services for our Shopping malls.

Transactions with IFISA

On February 10, 2015, Dolphin, sold 71,388,470 IDBD shares to IFISA, for an amount of US$ 25.6, US$ 4 of which were paid upon execution and the remaining balance of US$ 21.6 were financed for a term of up to 360 days and priced at Libor 1M (one month) + 3%. Following subsequent amendments, the parties agreed to increase the rate to 9% as from February 2016 and extend the maturity to February 5, 2018.

On May 31, 2015, the Group, through Dolphin, sold to IFISA 46 million of warrants Series 4 for a total amount of NIS 0.46 (equivalent to US$ 0.12 at the time of the transaction), provided IFISA agreed to exercise them fully when Dolphin were so required by IDBD.

On July 28, 2015, Dolphin granted a loan to IFISA for an amount of US$ 7.2, due in July 2016, which accrued interest at Libor 1M (one month) + 3%. Following subsequent amendments, the parties agreed to increase the rate to 9% and extend the maturity to February 5, 2018.

On October 9, 2015, REIG granted a loan in the amount of US$ 40 to IFISA. The original term of the loan was one year calculated from the disbursement and would bear interest at a rate of 3% + Libor 1M, to be determined monthly. Following subsequent amendments, the parties agreed to increase the rate to 9% and extend the maturity to February 5, 2018.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

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

Loan between Dolphin and IDBD

As described in Note 3 to the Consolidated Financial Statements, Dolphin had granted a series of subordinated loans to IDBD (“the debt”). This debt has the following characteristics: (i) it is subordinated, even in the case of insolvency, to all current or future debts of IDBD; (ii) will be reimbursed after payment of all the debts to their creditors; (iii) accrues interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (iv) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (v) as from January 1, 2016, Dolphin has the right, at its own discretion, to convert the debt balance into IDBD shares, at that time, whether wholly or partially, including the interest accrued over the debt until that date; (vi) should Dolphin opt to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, this will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined it by mutual consent and, in the event of a lack of consent, they will be set by the President of the Institute of Certified Public Accountants in Israel.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

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

Consulting Agreement

In accordance with the terms of the Consulting Agreement, in force as from November 7, 1994, and its amendments, CAMSA provides us with advisory services on matters related to activities and investments included agricultural, real estate, financial and hotel operations, among others. An 85% of the capital stock of CAMSA is held by one of our shareholders and President of our Board of Directors, while the remaining 15% of the capital stock is owned by our First Vice President.

Based on the terms and conditions of the Consulting Agreement, CAMSA provides us with the following services:

●
advise in relation to investing in all aspects of the agricultural business, real estate, financial, and hotel operations, among others, and business proposals;
●
acts on behalf of our company in such transactions, negotiating prices, terms and conditions and other terms of each transaction; and
●
provides advisory services on investments in securities related to such transactions.

As regards the Consulting Agreement, in consideration for its services we pay CAMSA an annual fee equal to 10% of our annual net income after tax. During fiscal year 2017, income for Ps. 200 was recognized in this respect, Ps. 115.0 of which has been paid as of June 30, 2017.

The re-measurement of fees following the change in the accounting policy for the prior fiscal years is shown in Note 2.1(ii).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

The Consulting Agreement can be revoked by any of the parties upon prior written notice that should not exceed 60 days. If we revoke the Consulting Agreement without cause, we will be liable to pay CAMSA twice the average fee amounts paid for management services during the two fiscal years preceding such revocation.

Purchase-sale of financial assets

Cash surplus are usually invested in several instruments that may include those issued by related companies acquired at issuance or from unrelated third parties through transactions in the secondary market.

Sale of advertising space in media

Our company and our related parties frequently enter into agreements with third parties whereby we sell/acquire rights of use to advertise in media (TV, radio stations, newspapers, etc.) that will later be used in advertising campaigns. Normally, these spaces are sold and/or recovered to/from other companies or other related parties, based on their actual use.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2017:

Related party	Description of transaction	Non-current – Trade and other receivables	Current - Trade and other receivables	Non-current - Trade and other payables	Current - Trade and other payables	Current - Borrowings
Associates
Tarshop	Leases and/or rights of use	-	2	-	(1)	-
New Lipstick	Reimbursement of expenses	-	5	-	-	-
Lipstick	Reimbursement of expenses	-	2	-	-	-
Condor	Borrowings	-	8	-	-	-
Agro-Uranga S.A	Dividends receivables	-	8	-	-	-
Agrofy Gobal	Other receivables	3	-	-	-	-
Agrofy S.A.	Other receivables	-	13	-	-	-
Manibil	Contributions to be paid in	83	1	-	-	-
BHSA	Reimbursement of expenses	-	-	-	(1)	-
BHSA	Leases and/or rights of use	-	2	-	-	-
BHSA	Borrowings	-	-	-	-	(2)
Total Associates		86	41	-	(2)	(2)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

Related party	Description of transaction	Non-current – Trade and other receivables	Current - Trade and other receivables	Non-current - Trade and other payables	Current - Trade and other payables	Current - Borrowings
Joint Ventures
Cresca S.A.	Loans granted	168	-	-	-	-
NPSF	Reimbursement of expenses	-	1	-	-	-
NPSF	Borrowings	-	-	-	-	(4)
NPSF	Advertising spaces	-	-	-	-	-
NPSF	Share based compensation plan	-	1	-	-	-
NPSF	Management fees	-	1	-	-	-
Quality	Reimbursement of expenses	-	5	-	-	-
Cyrsa	Borrowings	-	-	-	-	(5)
Mehadrin	Commissions	-	-	-	(5)	-
Total Joint Ventures		168	8	-	(6)	(9)
Other related parties
La Rural	Leases and/or rights of use	1	28	-	-	-
CAMSA and its subsidiaries	Reimbursement of expenses	-	5	-	(3)	-
Management fees		-	-	(935)	(85)	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	(4)	-
Museo de los Niños	Leases and/or rights of use	-	1	-	-	-
Taaman	Leases and/or rights of use	-	-	-	(24)	-
Willifood	Financial operations	-	-	-	(29)	-
Total Other related parties		1	34	(935)	(145)	-
Parent company
IFISA	Financial operations	-	1,283	-	-	-
Total Parent company		-	1,283	-	-	-
Directors and Senior Management						-
Directors and Senior Management	Director’s fees	-	-	-	(46)	-
Total Directors and Senior Management		-	-	-	(46)	-
Total		255	1,366	(935)	(199)	(11)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016 (recast):

Related party	Description of transaction	Non-current - Investment in financial assets	Current - Investment in financial assets	Non-current - Trade and other receivables	Current - Trade and other receivables	Non-current - Trade and other payables	Current - Trade and other payables	Non-current - Borrowings	Current - Borrowings
Associates
Tarshop	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
New Lipstick	Reimbursement of expenses	-	-	-	4	-	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	1	-	-	-	-
Agro-Uranga S.A	Dividends receivables	-	-	-	1	-	-	-	-
	Brokerage	-	-	-	-	-	(1)	-	-
Agrofy S.A.	Other receivables	-	-	-	17	-	-	-	-
BHSA	Reimbursement of expenses	-	-	-	1	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	(2)	(10)
BACS	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Non-convertible notes	100	21	-	-	-	-	-	-
Total Associates		100	21	-	26	-	(3)	(2)	(10)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

Related party	Description of transaction	Non-current - Investment in financial assets	Current - Investment in financial assets	Non-current - Trade and other receivables	Current - Trade and other receivables	Non-current - Trade and other payables	Current - Trade and other payables	Non-current - Borrowings	Current - Borrowings
Joint Ventures
Cresca S.A.	Loans granted	-	-	162	-	-	-	-	-
Puerto Retiro	Borrowings	-	-	-	3	-	-	-	-
NPSF	Reimbursement of expenses	-	-	-	2	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(6)
	Share based contribution plan	-	-	-	1	-	-	-	-
	Management fees	-	-	-	4	-	-	-	-
Quality	Reimbursement of expenses	-	-	-	1	-	-	-	-
Cyrsa	Credit due to capital reduction	-	-	-	3	-	-	-	-
Total Joint Ventures		-	-	162	14	-	-	-	(6)
Other related parties
CAMSA and its subsidiaries	Reimbursement of expenses	-	-	-	9	-	-	-	-
	Management fees	-	-	-	-	(935)	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	-	(1)	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	2	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-
Ogden Argentina S.A.	Borrowings	-	-	-	1	-	-	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	2	-	-	-	-
Total Other related parties		-	-	-	15	(935)	(1)	-	-
Parent company
IFISA	Reimbursement of expenses	-	-	-	12	-	-	-	-
	Financial operations	-	-	-	1,074	-	-	-	-
Total Parent company		-	-	-	1,086	-	-	-	-
Directors and Senior Management
Directors and Senior Management	Director’s fees	-	-	-	-	-	(29)	-	-
	Advances	-	-	-	4	-	-	-	-
Total Directors and Senior Management		-	-	-	4	-	(29)	-	-
Total		100	21	162	1,145	(935)	(33)	(2)	(16)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015 (recast):

Related party	Description of transaction	Non-current - Investment in financial assets	Non-current - Trade and other receivables	Current - Trade and other receivables	Non-current - Trade and other payables	Current - Trade and other payables	Non-current - Borrowings	Current - Borrowings
Associates
Tarshop	Reimbursement of expenses	-	-	2	-	-	-	-
	Leases and/or rights of use	-	-	-	-	(1)	-	-
New Lipstick	Reimbursement of expenses	-	-	3	-	-	-	-
Condor	Financial operations	-	-	29	-	-	-	-
Lipstick	Reimbursement of expenses			1
Agro-Uranga S.A	Purchase of goods and/or services	-	-	-	-	(1)	-	-
	Sale of inputs	-	-	1	-	-	-	-
BHSA	Advances	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	(8)	(22)
	Leases and/or rights of use	-	-	1	-	-	-	-
BACS	Reimbursement of expenses	-	-	2	-	-	-	-
	Non-convertible notes	100	-	-	-	-	-	-
Total Associates		100	-	39	-	(3)	(8)	(22)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

Related party	Description of transaction	Non-current - Investment in financial assets	Non-current - Trade and other receivables	Current - Trade and other receivables	Non-current - Trade and other payables	Current - Trade and other payables	Non-current - Borrowings	Current - Borrowings
Joint Ventures
Cresca S.A.	Loans granted	-	114	-	-	-	-	-
Puerto Retiro	Borrowings	-	-	2	-	-	-	-
NPSA	Reimbursement of expenses	-	-	1	-	-	-	-
	Borrowings	-	-	-	-	-	-	(8)
	Leases and/or rights of use	-	-	-	-	(1)	-	-
	Management fees	-	-	3	-	-	-	-
Baicom	Borrowings	-	1	-	-	-	-	-
	Reimbursement of expenses	-	-	1	-	-	-	-
Cyrsa	Credit due to capital reduction	-	-	9	-	-	-	-
.	Borrowings	-	-	-	-	-	(14)	-
Total Joint Ventures		-	115	16	-	(1)	(14)	(8)
Other related parties
CAMSA and its subsidiaries	Management fees	-	-	-	(401)	(7)	-	-
	Reimbursement of expenses	-	-	7	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(1)	-	-
Museo de los Niños	Leases and/or rights of use	-	-	1	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
Ogden Argentina S.A.	Borrowings	-	-	1	-	-	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	2	-	-	-	-
Total Other related parties		-	-	12	(401)	(8)	-	-
Parent company
IFISA	Financial operations	-	-	323	-	-	-	-
Total Parent company		-	-	323	-	-	-	-
Directors and Senior Management
Directors and Senior Management	Director’s fees	-	-	-	-	(42)	-	-
Total Directors and Senior Management		-	-	-	-	(42)	-	-
Total		100	115	390	(401)	(54)	(22)	(30)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended as of June 30, 2017:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Commissions	Donations
Associates
Agro-Uranga S.A.	-	-	3	-	-	-	-	-
Agrofy	-	3	-	-	-	3	-	-
Adama	-	-	16	-	-	-	-	-
Tarshop	14	-	-	-	-	-	-	-
BACS	1	-	-	-	-	39	-	-
BHSA	9	-	-	-	-	(2)	-	-
Condor	-	-	-	-	-	235	-	-
Total Associates	24	3	19	-	-	275	-	-
Joint Ventures
Cyrsa	-	-	-	-	-	(2)	-	-
NPSA	6	4	-	-	-	-	-	-
Entertainment Holding S.A.	-	-	-	-	-	8	-	-
Total Joint Ventures	6	4	-	-	-	6	-	-
Other related parties
San Bernardo de Córdoba S.A.	(1)	-	-	-	-	-	-	-
CAMSA and its subsidiaries	1	(200)	-	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	-	(9)
Hamonet S.A.	(1)	-	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(6)	-	-	-
BHN Sociedad de inversión	1	-	-	-	-	-	-	-
Bacs Administradora de Activos S.A.	2	-	-	-	-	-	-	-
BHN Seguros Generales S.A.	1	-	-	-	-	-	-	-
BHN Vida S.A.	18	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(2)	-	-	-	-	-	-	-
Total Other related parties	19	(200)	-	-	(6)	-	-	(9)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Commissions	Donations
Parent company
IFISA	-	-	-	-	-	13	-	-
Total Parent company						13	-	-
Directors and Senior Management
Directors	-	-	-	(126)	-	-	-	-
Senior Management	-	-	-	(7)	-	-	-	-
Total Directors and Senior Management	-	-	-	(133)	-	-	-	-
Total	49	(193)	19	(133)	(6)	294	-	(9)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended June 30, 2016 (recast):

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Commissions	Donations
Associates
Agro-Uranga S.A.	-	-	3	-	-	-	-	-
Tarshop	12	-	-	-	-	-	-	-
BACS	6	-	-	-	-	21	-	-
BHSA	3	-	-	-	-	(5)	-	-
Total Associates	21	-	3	-	-	16	-	-
Joint Ventures
Cyrsa	-	-	-	-	-	(3)	-	-
NPSA	-	3	-	-	-	(2)	-	-
Puerto Retiro	-	-	-	-	-	1	-	-
Adama	-	-	16	-	-	-	-	-
ISPRO	-	-	9	-	-	-	-	-
Mehadrin	-	-	48	-	-	-	-	-
Total Joint Ventures	-	3	73	-	-	(4)	-	-
Other related parties
San Bernardo de Córdoba S.A.	(1)	-	-	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	-	(8)
CAMSA and its subsidiaries	-	(534)	-	-	-	-	-	-
Hamonet S.A.	(1)	-	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(6)	-	-	-
Isaac Elsztain e Hijos S.C.A.	(1)	-	-	-	-	-	-	-
Condor	-	-	-	-	-	122	-	-
Total Other related parties	(3)	(534)	-	-	(6)	122	-	(8)
Parent company
IFISA	-	-	-	-	-	39	-	-
Total Parent company	-	-	-	-	-	39	-	-
Directors and Senior Management
Directors	-	-	-	(156)	-	-	-	-
Senior Management	-	-	-	(16)	-	-	-	-
Total Directors and Senior Management	-	-	-	(172)	-	-	-	-
Total	18	(531)	76	(172)	(6)	173	-	(8)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

32. Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended June 30, 2015 (recast):

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Commissions	Donations
Associates
Agro-Uranga S.A.	-	-	8	-	-	-	-	-
Tarshop	9	-	-	-	-	-	-	-
BACS	4	-	-	-	-	-	-	-
BHSA	2	-	-	-	-	(15)	-	-
Total Associates	15	-	8	-	-	(15)	-	-
Joint Ventures
Cyrsa	-	-	-	-	-	(9)	-	-
NPSF	(1)	2	-	-	-	(1)	-	-
Puerto Retiro	-	-	-	-	-	1	-	-
Total Joint Ventures	(1)	2	-	-	-	(9)	-	-
Other related parties
CAMSA and its subsidiaries	-	(145)	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	-	(5)
Estudio Zang, Bergel & Viñes	-	-	-	-	(5)	-	-	-
Isaac Elsztain e Hijos S.C.A.	(1)	-	-	-	-	-	-	-
Condor	-	-	-	-	-	161	-	-
Total Other related parties	(1)	(145)	-	-	(5)	161	-	(5)
Parent company
IFISA	-	-	-	-	-	227	-	-
Total Parent company	-	-	-	-	-	227	-	-
Directors and Senior Management
Directors	-	-	-	(134)	-	-	-	-
Senior Management	-	-	-	(11)	-	-	-	-
Total Directors and Senior Management	-	-	-	(145)	-	-	-	-
Total	13	(143)	8	(145)	(5)	364	-	(5)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

33.
Cost of sales and services provided

Description	Biological assets	Inventories	Agricultural services	Services and other operating costs	Trading properties	Hotel supplies	Telephones and computer equipment	Good for resale and supplies	Others	Total as of 06.30.17	Total as of 06.30.16 (recast)	Total as of 06.30.15 (recast)
Inventories as of 06.30.16	567	650	-	-	4,974	8	327	2,888	27	9,441	1,032	(i) 909

Acquisition for business combination	-	-	-	-	-	-	-	-	-	-	4,575	-
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	279	(115)	-	-	-	-	-	-	-	164	172	182

Changes in net realizable value of agricultural products after harvest	-	(143)	-	-	-	-	-	-	-	(143)	208	(34)

Decrease due to harvest	-	1,877	-	-	-	-	-	-	-	1,877	1,247	1,228
Purchases and classifications	61	2,033	-	-	1,202	-	2,128	33,253	62	38,739	14,846	1,097
Consume	(1)	(815)	-	-	-	-	-	-	-	(816)	(618)	(605)
Additions	-	-	-	-	27	2	-	-	-	29	425	1
Impairments	-	-	-	-	-	-	-	-	-	-	(158)	-
Disposals	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Transfers	-	-	-	-	26	-	-	-	-	26		3
Expenses incurred	-	347	25	1,884	825	486	8,760	2,178	83	14,588	8,001	1,666
Cumulative translation adjustment	29	54	-	-	1,100	-	288	1,008	28	2,507	2,886	(46)
Inventories as of 06.30.17	(760)	(776)	-	-	(5,783)	(10)	(320)	(3,896)	(36)	(11,581)	(9,180)	(ii) (1,030)
Costs as of 06.30.17	175	3,112	25	1,884	2,371	486	11,183	35,431	164	54,831	-	-
Costs as of 06.30.16 (recast)	138	2,116	81	1,889	166	361	3,455	14,028	1,201	-	23,435	-
Costs as of 06.30.15 (recast)	128	1,813	59	1,077	15	278	-	-	-	-	-	3,370

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

34.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.17	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.16 (recast)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.15 (recast)
Assets
Restricted assets
US Dollar	2	16.530	41	-	-	-	-	-	-
Total restricted assets			41			-			-
Trade and other receivables
Uruguayan Peso	-	-	-	3	0.334	1	-	0.335	-
US Dollar	60	16.53	995	43	14.940	637	29	8.988	263
Euros	9	18.85	172	12	16.492	195	-	10.005	-
Trade and other receivables related parties
US Dollar	45	16.53	747	42	15.040	635	10	9.088	93
Total trade and other receivables			1,914			1,468			356
Investment in financial assets
US Dollar	62	16.53	1,020	166	14.940	2,477	27	8.988	240
New Israel Shekel	-	-	-	-	-	-	3	2.407	6
Pounds	1	21.49	18	1	19.763	19	1	14.134	10
Investment in financial assets
US Dollar	-	-	-	33	14.940	499
Total Investment in financial assets			1,038			2,995			256
Derivative financial instruments
US Dollar	2	16.53	31	1	14.940	15	1	8.988	10
New Israel Shekel	-	-	-	-	-	-	95	2.407	228
Financial instruments related parties
US Dollar	-	-	-	-	-	-	3	9.088	29
Total derivative financial instruments			31			15			267
Cash and cash equivalents
Uruguayan Peso				-	-	-	-	0.335	-
US Dollar	326	16.53	5,387	84	14.940	1,260	39	8.988	349
Euros	3	18.85	49	4	16.492	60	-	10.005	1
New Israel Shekel	-	-	-	-	-	-	1	2.407	2
Total Cash and cash equivalents			5,436			1,320			352

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

34.
Foreign currency assets and liabilities (Continued)

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.16	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.16 (recast)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.15 (recast)
Liabilities
Trade and other payables
New Israel Shekel	-	-	-	2	3.892	7	-	-	-
US Dollar	78	16.53	1,300	100	15.040	1,502	13	9.088	118
Euros	1	19.00	19	3	16.640	54	-	-	-
Trade and other payables related parties
US Dollar	-	-	-	2	15.040	31	-	-	-
Total trade and other payables			1,319			1,594			118
Borrowings
US Dollar	1,283	16.63	21,328	1,945	15.040	29,246	616	9.088	5,598
Total borrowings			21,328			29,246			5,598
Derivative financial instruments
US Dollar	-	-	-	1	15.040	19	1	9.088	9
New Israel Shekel	-	-	-	-	-	-	210	2.3809	500
Total derivative financial instruments			-			19			509

(1)
Exchange rate as of June 30, 2017, 2016 and 2015 according to Banco Nación Argentina records.
(2)
Considering foreign currencies those that differ from each Group’s functional currency at each year-end. Stated in millions of units.
(3)
The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements. (Note 19).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

35.
Financial assets and other assets held for sale

As mentioned in Note 3, the investment in Israir has been reclassified to held for sale. Additionally, IDB Tourism is currently negotiating the sale of its equity interests in Open Sky Ltd., but the terms and conditions of such sale have not yet been finalized. The assets and liabilities related to the Open Sky Ltd. transaction have been also reclassified. In addition, the equity interest of the Group in Adama and the related non-recourse loan had been reclassified to held for sale before the disposal on November 22, 2016.

Pursuant to IFRS 5, assets and liabilities available for sale have been valued at the lower of their book value and fair value less cost of sale. Given that the book value of some assets was higher, an impairment loss of Ps. 231 has been recorded.

The following table shows the main assets and liabilities held for sale:

Group of assets held for sale:

June 30, 2017
Property, plant and equipment	1,712
Intangible assets	19
Investments in associates	33
Deferred income tax asset	57
Employee benefits	5
Income tax credit	10
Trade and other receivables	688
Cash and cash equivalents	157
Total	2,681

Liabilities directly associated to assets classified as held for sale:

June 30, 2017
Trade and other payables	930
Payroll and social security liabilities	148
Employee benefits	52
Deferred income tax liability	10
Borrowings	715
Total	1,855

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

36.
Profit from discontinued operations

The results of Israir Open Sky and IDB Tourism operations, equity earnings in Adama and the finance costs associated to the non-recourse loan related to it, until its sale, and the gain/loss for the sale of its investment in Adama have been reclassified in the Statements of Income/(Operations) of Discontinued Operations.

	June 30, 2017			June 30, 2016 (recast)
	Adama	IDB Tourism	Total	Adama	IDB Tourism	Total
Revenues	-	4,410	4,410	-	1,152	1,152
Costs	-	(3,795)	(3,795)	-	(1,010)	(1,010)
Gross profit	-	615	615	-	142	142
General and administrative expenses	-	(233)	(233)	-	(94)	(94)
Selling expenses	-	(221)	(221)	-	(93)	(93)
Other operating results, net (i)	4,216	(264)	3,952	-	13	13
Profit / (Loss) from operations	4,216	(103)	4,113	-	(32)	(32)
Share of profit of joint ventures and associates	255	43	298	335	9	344
Profit / (Loss) from operations before financing and taxation	4,471	(60)	4,411	335	(23)	312
Finance income	-	4	4	373	3	376
Finance costs	(1,346)	(60)	(1,406)	(238)	(32)	(270)
Other financial results	-	-	-	-	-	-
Financial results, net	(1,346)	(56)	(1,402)	135	(29)	106
Profit / (Loss) before income tax	3,125	(116)	3,009	470	(52)	418
Income tax	-	9	9	-	26	26
Income / (Loss) for the year from discontinued operations	3,125	(107)	3,018	470	(26)	444

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

37.
Subsequent events

● Sale of farmlands

On July 20, 2017, the Company executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the Nueve de Julio district, Province of Santa Fe, Argentina. The total amount of the transaction was fixed at US$ 19 (US$/ha. 2,031), US$ 4 of which have already been paid. As for the remaining balance of US$ 15, US$ 3 will be collected upon execution of conveyance deed and deliver of possession in June 2018, with the remaining balance being secured with a mortgage on real property, payable in 4 equal installments, with maturity in April 2022; the balances will accrue interest at a rate of 4%.

● Issuance of non-convertible notes series N

In July 2017, IDBD made a public offering of approximately NIS 642.1 nominal value of corporate notes (Series N), the corporate notes accrue interest at a 5% annual rate. Taking into account the issue costs, the net consideration reflects an effective interest rate of 5.3% per year.

Principal will be repaid in one bullet payment due on December 30, 2022 while interest will be payable quarterly in four installments every year, on the thirtieth day of March, June, September and December each year for the period 2017-2022. IDBD is entitled to redeem corporate notes, in whole or in part, through an early redemption in accordance with the provisions of the issue prospectus.

To secure full compliance with all commitments, IDBD has pledged around 60.4 million of shares of DIC with a single first lien and in guarantee by means of the lien, in an unlimited amount, in favor of the trustee for the benefit of corporate note-holders.

● Tender offer for Clal

In July 2017, IDBD received an initial non-binding offer from an international group for the potential acquisition of its interest in Clal. The offer provides the execution of a transaction, which consideration will be based on the equity value of Clal, in accordance with Clal Financial Statement at the time of finalizing the transaction. On June 30, 2017, this value amounted to NIS 4,880 (or approximately Ps. 23,011 on the consolidated balance sheet date). This transaction is contingent upon performance of a due diligence and the execution of an agreement, as well as getting the approvals required by law. IDBD is analyzing the offer. There is no certainty that the offer will go forward under the terms offered, or that the transaction will be completed.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

37.
Subsequent events (Continued)

On August 30, 2017, IDBD sold an additional 5% of its equity interest in Clal through a swap transaction, based on the same principles that were applied to the swap transaction mentioned in Note 14. The consideration for the transaction amounted to around NIS 152.5 (or approximately Ps. 762 on the transaction date). Following completion of the transaction, IDBD’s interest in Clal was reduced from 49.9% to 44.9% of its capital stock.

● Ispro

In August 2017, the Board of Directors of PBC decided to start a process to examine the potential sale of its interest in Ispro. In this respect, it has received several offers.

● IRSA CP Non-Convertible notes Classes III and IV

On September 5, 2017, Non-Convertible Notes Class III and IV were tendered under the Program approved by the Shareholders’ Meeting for up to US$ 500. The settlement will take place on September 12, 2017. The offering of Class III bonds was declared vacant. The results of the Class IV offer are shown below:

●
NCN Class IV for a nominal value of US$ 140.0 to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 5.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 14, 2020.

●
DIC’s debt exchange

On September 28, 2017 DIC made a partial exchange offer to the holders of DIC’s series F bonds, in return for DIC’s series J bonds (a new series). DIC’s series J bonds has terms that are materially different from the series F, so this will be treated in accordance with international accounting rules as the repayment of the existing original financial undertaking and the recognition of a new financial undertaking at fair value. As a result of this exchange, the DIC registered a loss for the difference between the cancellation and the value of the new debt, in the approximate amount of NIS 459 million (approximately PS. 2,228 at the date of the exchange).

●
Metropolitan’s debt refinancing

              Metropolitan 885 Third Avenue Leasehold LLC ("Metropolitan"), a subsidiary of New Lipstick, has renegotiated its debt for a total amount of US$ 113.1 million non-recourse to IRSA originally maturing on August 1st, 2017, extending the maturity to April 30, 2020, obtaining a US$ 20 million forgiveness by the lending bank and reducing the interest rate of Libor + 4 bps to Libor + 2 bps. after canceling US$ 40 million in cash, of which IRSA has contributed US$ 20 million. Subsequently to the renegotiation, Metropolitan’s debt amounts to US $ 53.1 million.

● Sale of IRSA CP’s shares

On October 27, 2017, IRSA has completed the sale in the secondary market of 2,560,000 ADSs of IRSA CP, each representing four common shares, which represent 8.1% of IRSA CP. After the executed transaction, IRSA holds an 86.5% equity interest in IRSA CP.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule I

The following is a summary of The Group´s investments in real state as of June 30, 2017 prepared in accordance with SEC Regulation S-X 12-28

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Rental properties
Operations Center in Argentina
Abasto	-	10	455	21	10	476	486	-	4,888	5,374	nov-1998	Jul-1994
Alto Palermo Shopping	-	9	583	18	9	601	610	-	4,362	4,972	oct-1990	Nov-1997
Alto Avellaneda	-	18	312	33	18	345	363	-	2,914	3,277	oct-1995	Dec-1997
Alcorta Shopping	-	11	213	35	11	248	259	1	2,110	2,370	jun-1992	Jun-1997
Alto Noa	-	-	71	13	-	84	84	-	594	678	sep-1994	Mar-1995
Buenos Aires Design	-	-	74	8	-	82	82	-	(57)	25	nov-1993	Nov-1997
Patio Bullrich	-	10	206	12	10	218	228	-	1,151	1,379	sep-1988	Oct-1998
Alto Rosario	-	26	140	26	26	166	192	-	2,187	2,379	nov-2004	Nov-2004
Mendoza Plaza	-	11	174	12	11	186	197	-	1,102	1,299	jun-1994	Dec-1994
Dot Baires Shopping	-	85	331	23	85	354	439	-	2,848	3,287	may-2009	Nov-2006
Córdoba Shopping	Antichresis	1	103	8	1	111	112	-	647	759	mar-1990	Dec-2006
Distrito Arcos	-	-	-	287	-	287	287	-	604	891	-	Nov-2009
Alto Comahue	-	1	12	297	1	309	310	-	492	802	-	May-2006
Patio Olmos	-	12	21	-	12	21	33	-	114	147	may-1995	Sep-2007
Soleil Premium Outlet	-	23	56	71	23	127	150	-	772	922	-	Jul-2010
Dot building	-	13	75	12	13	87	100	1	650	751	sep-2010	Nov-2006
Bouchard 710	-	40	49	3	40	52	92	-	985	1,077	-	Jun-2005
Bouchard 551	-	5	3	1	5	4	9	-	46	55	-	Mar-2007
Intercontinental Plaza	-	7	58	1	7	59	66	-	(54)	12	jun-1996	Nov-1997
BankBoston tower	-	78	56	-	78	56	134	1	1,013	1,148	-	Aug-2007
República building	-	111	86	-	111	86	197	-	1,337	1,534	-	Apr-2008
La Adela	-	11	-	-	11	-	11	-	236	247	-	Jul-2014
Edificio Phillips	-	-	469	-	-	469	469	-	77	546	-	Jul-2015
Others	-	23	41	3	23	44	67	-	901	968	n/a	n/a

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule I (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvement	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition

Operations Center in Israel
Tivoli	-	150	1,881	2,564	267	4,328	4,595	-	(588)	4,007	apr-2011	Oct-2015
Kiryat Ono Mall	-	392	731	1,180	763	1,540	2,303	-	(4)	2,299	nov-2007	Oct-2015
Shopping Center Modi’in A	Mortgage	223	289	510	434	588	1,022	-	4	1,026	aug-2005	Oct-2015
HSBC	Mortgage	5,753	2,136	6,587	11,190	3,286	14,476	-	830	15,306	1927-1984	Oct-2015
Matam park - Haifa	Mortgage	576	2,913	3,576	1,121	5,944	7,065	-	56	7,121	1979-2015	Oct-2015
Herzeliya North	-	944	1,403	2,524	1,836	3,035	4,871	-	(30)	4,841	1996-2015	Oct-2015
Gav-Yam Center - Herzeliya	Mortgage	748	817	1,518	1,455	1,628	3,083	-	60	3,143	1997-2006	Oct-2015
Neyar Hadera Modi’in	-	186	272	550	363	645	1,008	-	(11)	997	jun-1905	Oct-2015
Gav yam park - Beer Sheva	Mortgage	34	402	455	67	824	891	-	30	921	jul-1905	Oct-2015
Haifa Bay	-	123	235	351	238	471	709	-	11	720	jun-1905	Oct-2015
Others PBC	Mortgage	1,790	2,052	4,523	3,482	4,833	8,365	-	305	8,670
Ispro planet -BeerSheva -Phase1	-	154	294	973	300	1,121	1,421	-	-	1,421	jun-1905	Oct-2015
Ha' SHARON	-	329	319	660	639	669	1,308	-	56	1,364	jun-1905	Oct-2015
Ha' SEFLA	-	110	81	280	215	256	471	-	(4)	467	jan-1969	Oct-2015
Zafon	-	12	10	76	24	74	98	-	(26)	124
Mizpe Sapir	-	59	22	79	144	46	160	-	(7)	167
Others Shufersal	Mortgage	172	498	951	334	1,287	1,621	-	119	1,740	n/a	Oct-2015
Total Rental properties		12,644	17,924	28,240	23,551	35,077	58,628	3	30,670	89,301

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule I (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Undeveloped parcels of land
Operations Center in Argentina
Building annexed to Dot	-	25	-	-	25	-	25	-	890	915	-	Nov-2006
Luján plot of land	-	42	-	-	42	-	42	-	125	167	-	May-2012
Caballito – Ferro	-	46	4	-	46	4	50	-	159	209	-	Nov-1997
Santa María del Plata	-	159	64	-	159	64	223	-	2,909	3,132	-	Jul-1997
Others	-	12	4	-	12	4	16	-	270	286	-	-
Operations Center in Israel
Tivoli	-	498	-	294	968	(176)	792	-	-	792	apr-2011	Oct-2015
Others	-	961	5	1,012	1,870	108	1,978	-	168	2,146	n/a	Oct-2015
Total undeveloped parcels of land		1,743	77	1,306	3,122	4	3,126	-	4,521	7, 647
Properties under development
Operations Center in Argentina
PH Office Park	-	16	-	112	16	112	128	20	22	170	in progress	-
Building annexed to Alto Palermo Shopping	-	38	-	9	38	9	47	-	47	94	in progress	-
Distrito Arcos	-	-	-	2	-	2	2	-	-	2	in progress	-
Catalinas Norte	-	42	-	21	42	21	63	-	286	349	in progress	Dec-1999
Operations Center in Israel
Tivoli	-	-	417	432	-	849	849	-	-	849	in progress	Oct-2015
Ispro Planet – Beer Sheva – Phase 1	-	42	44	113	81	118	199	-	11	210	in progress	Oct-2015
Others	-	216	179	966	420	941	1,361	-	(30)	1,331	in progress	Oct-2015
Total properties under development		354	640	1,655	597	2,052	2,649	20	336	3,005
Total		14,738	18,777	31,229	27,835	36,909	64,744	23	35,118	99,885

 The breakdown of investment properties as of June 30, 2017, not includes leased farmlands for the amount of Ps. 304 million.