Form 20-F
CRESUD INC
filed 2018-10-31
CIK 1034957

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2018

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

Matías Iván Gaivironsky
Chief Financial and Administrative Officer
Tel +(5411) 4323-7449 – finanzas@cresud.com.ar
Moreno 877, 24th Floor,
(C1091AAQ) City of Buenos Aires, Argentina
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares (ADSs), each representing ten shares of Common Stock	Nasdaq National Market of the Nasdaq Stock Market
Common Stock, par value Ps. 1.00 per share	Nasdaq National Market of the Nasdaq Stock Market*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

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

Factors that could cause actual results to differ materially and adversely include but are not limited to:

● changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Brazil in Latin America or in Israel or changes in developed or emerging markets;

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

You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” “could,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “potential,” “continue” or similar expressions.Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking

i

statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

As of June 30, 2018, the Company has established two operations centers to manage its global business, which we refer to in this annual report as the “Operation Center in Argentina” and the “Operation Center in Israel.”

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future.

Available information

We file annual and current reports and other information with the United States Securities and Exchange Commission, or “SEC.” You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The information contained on this website does not form part of this annual report form 20-F.

You may obtain a copy of these filings at no cost by writing to us at: Moreno 877, 24th Floor, City of Buenos Aires (C1091AAQ), Argentina or telephoning us at +54 (11) 4814-7800.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

As used throughout this annual report, the terms “Cresud,” “Group,” “we,” “us,” and “our” refer to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

The terms “Argentine government” and “government” refer to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina (the Argentine Central Bank), the terms “CNV” and “CNV Rules” refers to the Comisión Nacional de Valores (the Argentine National Securities Commission) and the rules issued by the CNV, respectively. In this annual report, when we refer to “Peso,” “Pesos” or “Ps.” we mean Argentine Pesos, the legal currency of Argentina; when we refer to “U.S. dollar,” “U.S. dollars” or “US$” we mean United States dollars, the legal currency of the United States; when we refer to “NIS” we mean Israeli New Shekel.

Financial Statements

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2018 and 2017 for our fiscal years ended June 30, 2018, 2017 and 2016 (our “Audited Consolidated Financial Statements”). We preare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our Audited Consolidated Financial Statements included elsewhere herein have been audited by Price Waterhouse & Co S.R.L. City of Buenos Aires, Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

IDB Development Corporation Ltd. (“IDBD”) and Discount Investment Corporation (“DIC”) report their quarterly and annual results following the Israeli regulations, whose legal deadlines are after the deadlines in Argentina and since IDBD and DIC fiscal years end differently from IRSA, the results of operations from IDBD and DIC are consolidated with a lag of three months and adjusted for the effects of significant transactions taking place in such period. For these reasons, it is possible to obtain the quarterly results of IDBD and DIC in time so that they can be consolidated by IRSA and reported to the CNV in its Consolidated Financial Statements within the legal deadlines set in Argentina. This way, the consolidated comprehensive income for the year ended June 30, 2018 includes the results of IDBD and DIC for the 12-month period from April 1, 2017 to March 31, 2018, adjusted for the significant transactions that occurred between April 1, 2018 and June 30, 2018. In addition, IDBD’s results of operations for the period beginning October 11, 2015 (the acquisition of control) through March 31, 2016 are included in the company’s consolidated comprehensive income for fiscal year ended June 30, 2016, adjusted by significant transactions occurred between April 1, 2016 and June 30, 2016.

As required under Rule 3-09 of Regulation S-X, this annual report contains the audited consolidated financial statements of December 31, 2017 d for the fiscal year ended December 31, 2016 and 2017 of Banco Hipotecario S.A. (“Banco Hipotecario”), in which IRSA holds a 29.91% equity interest. Such financial statements have been prepared in conformity with the regulations set forth by the Central Bank (“Argentine Banking GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and IFRS. Note 27 to the audited consolidated financial statements of Banco Hipotecario provides a description of the principal differences between Argentine Banking GAAP and IFRS (as adopted by the Central Bank), as they relate to us, and a reconciliation to IFRS (as adopted by the Central Bank) of the consolidated balance sheet of Banco Hipotecario as of December 31, 2017 and of our consolidated income statement for the year ended December 31, 2017. In addition, Note 32 to the audited consolidated financial statements of Banco Hipotecario provides a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our consolidated shareholders’ equity as of December 31, 2017 and 2016 and our consolidated net income for the years ended December 31, 2017 and 2016.

Effective January 1, 2018, Banco Hipotecario began preparing its consolidated financial statements in accordance with IFRS, with certain criteria of measurement and exposure specifically established by the Central Bank (see note 27 to our audited consolidated financial statements). As established in IFRS 1 “First Time Adoption of International Financial Reporting Standards,” Banco Hipotecarios’s transition date to IFRS (as adopted by the Central Bank) is January 1, 2017.

The Company has established two Operations Centers to manage its global business, mainly through the following companies:

(i) Corresponds to Company’s associates, which are hence excluded from consolidation.
(ii) The results are included in discontinued operations, due to the loss of control in June 2018.
(iii) Disclosed as financial assets held for sale.
(iv) Assets and liabilities are disclosed as held for sale and the results as discontinued operations.
(v) For more information about the change within the Operations Center in Israel see Note 4 to the Audited Consolidated Financial Statements.

Inflation

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines to International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%. IAS 29 will be applicable to our financial statements for periods ending after July 1, 2018. See Note 2.1(a) to our Audited Consolidated Finacial Statements.

IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our audited consolidated financial statements included in this annual report will be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the most recent reporting period. We have not estimated yet the impact of the application of IAS 29 provisions in our audited consolidated financial statements. Our Audited Consolidated Financial Statements included in this annual report were not restated into constant currency.

For more information, see “Risk Factors—Risks Relating to Argentina—The peso qualifies as a currency of a hyperinflationary economy under IAS 29. We cannot assure you whether regulatory agencies of the Argentine national government will require us to not apply IAS 29 to financial statements furnished to such regulators” and “—Continuing inflation may have an adverse effect on the economy and our business, financial condition and results of operations.”

Currency translations and rounding

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

Our functional and presentation currency is the Peso, and accordingly our Financial Statements included in this annual report are presented in Pesos. We have translated some of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise requires, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of Ps.28.8500 per US$1.00 for information provided as of June 30, 2018. The average seller exchange rate for the fiscal year 2018, quoted by Banco de la Nación Argentina was Ps.19.4888. The U.S. dollar-equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The seller exchange rate quoted by Banco de la Nación Argentina was Ps.36.7900 per US$1.00 as of October 25, 2018. See “Item 3. Key Information—Local Exchange Market and Exchange Rates.” and “Item 3. Risk Factors— Continuing inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations”.

We have also translated certain NIS amounts into U.S. dollars at the offer exchange rate for June 30, 2018 which was NIS 3.6553=U.S.$1.00. We make no representation that the Peso, NIS or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Item 3 – Key information - Local Exchange Market and Exchange Rates.”

Certain numbers and percentages included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this annual report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

Fiscal years

References to fiscal years 2018, 2017, 2016, 2015 and 2014 are to our fiscal years starting on July 1 and ending on June 30 of each such year.

Certain measurements

In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report (e.g., gross leasable area of buildings (“GLA” or “gross leasable area”,) and size of undeveloped land) are expressed in terms of square meters. One square meter is equal to approximately 10.764 square feet. One hectare is equal to approximately 10,000 square meters and to approximately 2.47 acres.

As used herein, GLA in the case of shopping malls, refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

Market share data

Information regarding market share in a specified region or area is based on data compiled by us from internal sources and from publications such as Bloomberg, the International Council of Shopping Centers, or “ICSC,” the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers), and Colliers International. While we believe that these sources are reliable, we have not independently verified the information prepared by these sources.

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

The selected consolidated statements of income and other comprehensive income data for the years ended June 30, 2018, 2017 and 2016 and the selected consolidated statements of financial position data and cash flow as of June 30, 2018 and 2017 have been derived from our Audited Consolidated Financial Statements included in this annual report, which have been audited by Price Waterhouse & Co S.R.L. Buenos Aires, Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm.

The summarized consolidated statement of comprehensive income and cash flow data for the fiscal year 2015 and 2014 and the summarized consolidated statement of financial position data as of June 30, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements for the fiscal years ended June 30, 2016, 2015 and 2014 which have been retroactively recast to give effect to the change of measurement basis for our investment properties. These financial statements are not included in this annual report.

We have determined that, as of July 1, 2018, the Argentine economy qualifies as hyperinflationary economy according to IAS 29. IAS 29 requires that the financial statements recorded in the currency of a hyperinflationary economy be adjusted in terms of a measuring unit current at the end of reporting period. We did not apply the restatement criteria to the financial information for the periods reported in this annual report since IAS 29 will be applicable to our financial statementes for periods ending after July 1, 2018. For more information on inflation, see “Operating and Financial Review and Prospects — Factors Affecting our Results of Operations—Effects of Inflation.”

On October 11, 2015, we acquired, through our subsidiary IRSA, control of IDBD. In conformity with IFRS 3, IDBD’s information is included in our financial statements since the acquisition date, without affecting the information from previous years. Therefore, the consolidated financial information for periods ending after the acquisition date may not be comparable to previous periods. For more information see, Item 5. “Operating and Financial Review and Prospects-Factors Affecting Comparability of our Results.”

Changes in presentation of financial statements previously issued due to change in accounting policies

Expenses relating to the agricultural activity include items such as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group chose not to continue to charge these costs of production directly in the Statements of Income and Other Comprehensive Income as they are incurred; instead, it capitalized them as part of the cost of biological assets. Both options are accept able under IAS. The Group believes this change will help to better understand the performance of the agribusiness activity and therefore provides more information that is relevant to Management, users of the Financial Statements and others.
 The Company has therefore retroactively modified the comparative amounts of the Consolidated Financial Statements as required by IAS 8, reflecting the aforementioned change, reducing “Cost” line and increasing “Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest” line in the Statements of Income and Other Comprehensive Income in Ps. 1,995 million, Ps. 1,236, million, Ps. 1,236 million and Ps. 468 million as of June 30, 2017, 2016, 2015 and 2014 respectively. There is no impact in any of the total and subtotal amounts of the Financial Statements.

	For the fiscal year ended June 30,
	2018 (1)	2018	2017	2016	2015	2014
	(in millions of US$)	(in millions of Ps.; except per share data)
Consolidated Statements of Income and Other Comprehensive Income

Revenues	1,351	38,986	30,746	15,622	5,652	4,604
Costs	(859)	(24,780)	(19,330)	(9,380)	(3,379)	(2,746)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	36	1,042	204	401	111	220
Changes in the net realizable value of agricultural produce after harvest	11	303	(74)	208	(34)	(17)
Gross profit	539	15,551	11,546	6,851	2,350	2,061
	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	784	22,629	4,888	17,516	4,055	4,235
Gain / (loss) from disposal of farmlands	31	906	280	(2)	550	90
General and administrative expenses	(153)	(4,414)	(3,628)	(1,950)	(607)	(534)
Selling expenses	(184)	(5,306)	(4,503)	(2,173)	(474)	(352)
Other operating results, net	40	1,152	(128)	(110)	17	(88)
Management fees	(19)	(554)	(200)	(534)	(145)	(70)
Profit from operations	1,038	29,964	8,255	19,598	5,746	5,342
	-	-	-	-	-	-
Share of (loss) / profit of associates and joint ventures	(21)	(603)	96	534	(817)	(322)
Profit from operations before financing and taxation	1,017	29,361	8,351	20,132	4,929	5,020
	-	-	-	-	-	-
Finance income	69	1,998	1,055	1,450	246	290
Finance cost	(908)	(26,209)	(8,936)	(7,351)	(1,685)	(2,852)
Other financial results	13	384	3,178	(145)	149	(12)
Financial results, net	(826)	(23,827)	(4,703)	(6,046)	(1,290)	(2,574)
Profit before income tax	191	5,534	3,648	14,086	3,639	2,446
Income tax	(8)	(233)	(2,713)	(5,785)	(1,396)	(1,090)
Profit for the year from continuing operations	183	5,301	935	8,301	2,243	1,356
Profit from discontinued operations after income tax	433	12,479	4,093	817	-	-
Profit for the year	616	17,780	5,028	9,118	2,243	1,356
	-	-	-	-	-	-

Profit / (loss) from continuing operations attributable to:
Equity holders of the parent	(28)	(772)	461	4,951	954	641
Non-controlling interest	211	6,073	474	3,350	1,289	715
	-	-	-	-	-	-
Profit for the year attributable to:
Equity holders of the parent	187	5,392	1,511	5,167	954	641
Non-controlling interest	429	12,388	3,517	3,951	1,289	715

	IFRS
	For the fiscal year ended June 30,
	2018 (1)	2018	2017	2016	2015	2014

Consolidated Statements of Comprehensive Income
Profit for the year	616	17,780	5,028	9,118	2,243	1,356
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	447	12,910	3,718	(1,715)	(445)	1,268
Share of other comprehensive income of associates and joint ventures	119	3,426	354	5,100	-	-
Revaluation surplus	7	192
Change in the fair value of hedging instruments net of income taxes	(1)	(19)	124	3	-	-
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans	-	(12)	(10)	(10)	-	-
Other comprehensive income for the year from continuing operations	572	16,497	4,186	3,378	(445)	1,268
Other comprehensive income for the year from discontinued operations	15	435	1,170	1,641	-	-
Total other comprehensive income for the year	587	16,932	5,356	5,019	(445)	1,268
Total comprehensive income for the year	1,203	34,712	10,384	14,137	1,798	2,624
	-	-	-	-	-	-

Total comprehensive income from continuing operations	756	21,798	5,121	11,679	1,798	2,624
Total comprehensive income from discontinued operations	447	12,914	5,263	2,458	-	-
Total comprehensive income for the year	1,203	34,712	10,384	14,137	1,798	2,624

Total comprehensive income / (loss) from continuing operations attributable to:
Equity holders of the parent	(32)	(926)	(753)	3,257	760	997
Non-controlling interest	788	22,724	5,874	8,422	1,038	1,627

Total comprehensive income for the year attributable to:
Attributable to:
Equity holders of the parent	253	7,308	2,603	5,715	760	997
Non-controlling interest	950	27,404	7,781	8,422	1,038	1,627

For the fiscal year ended June 30,
	2018(1)	2018	2017	2016	2015	2014
(in millions of US$)		(in millions of Ps.) -
CASH FLOW DATA
Net cash generated from operating activities	477	13,775	9,252	4,219	512	884
Net cash generated from (used in) investing activities	(415)	(11,972)	(2,415)	8,640	855	(886)
Net cash used in financing activities	(80)	(2,299)	1,899	(4,647)	(1,777)	(447)

	As of fiscal year ended June 30,
	2018 (1)	2018	2017	2016	2015	2014
	(in millions of US$)	(in millions of Ps.)
Consolidated Statements of Financial Position
ASSETS
Non-Current Assets
Investment properties	5,668	163,510	100,189	82,505	19,306	16,081
Property, plant and equipment	716	20,646	31,150	26,801	2,213	2,510
Trading properties	209	6,020	4,534	4,733	143	134
Intangible assets	429	12,363	12,443	11,814	176	175
Biological assets	31	900	671	497	346	302
Other assets	7	189	-	-	-	-
Investment in associates and joint ventures	858	24,747	8,227	17,175	3,190	2,704
Deferred income tax assets	58	1,679	1,631	1,249	654	516
Income tax and MPIT credits	16	453	229	173	161	177
Restricted assets	75	2,178	528	129	4	51
Trade and other receivables	316	9,129	5,456	3,773	427	475
Investment in financial assets	59	1,704	1,772	2,226	623	275
Financial assets held for sale	270	7,788	6,225	3,346	-	-
Derivative financial instruments	1	30	31	8	208	-
Employee benefits	-	-	-	4	-	-
Total Non-Current Assets	8,713	251,336	173,086	154,433	27,451	23,400
	-	-	-	-	-	-
Current Assets
Trading properties	112	3,232	1,249	241	3	5
Biological assets	32	913	559	552	180	266
Inventories	81	2,324	5,036	3,900	511	440
Restricted assets	147	4,248	541	748	607	-
Income tax and MPIT credits	14	400	340	541	31	20
Financial assets and other assets held for sale	155	4,466	2,337	1,256	-	1,648
Groups of assets held for sale	180	5,192	2,681	-	-	-
Trade and other receivables	596	17,208	18,336	14,158	1,773	1,438
Investment in financial assets	889	25,646	11,853	9,673	504	495
Derivative financial instruments	5	155	65	53	30	33
Cash and cash equivalents	1,340	38,650	25,363	14,096	634	1,003
Total Current Assets	3,551	102,434	68,360	45,218	4,273	5,348
	-	-	-	-	-	-
TOTAL ASSETS	12,264	353,770	241,446	199,651	31,724	28,748
	-	-	-	-	-	-
SHAREHOLDERS’ EQUITY

Capital and Reserves Attributable to Equity Holders of the Parent
Share capital	17	482	499	495	495	491
Treasury shares	1	20	3	7	7	11
Share warrants	-	-	-	-	-	106
Inflation adjustment of share capital and treasury shares	2	65	65	65	65	65
Share premium	23	659	659	659	659	773
Additional paid-in capital from treasury shares	1	21	20	16	13	-
Legal reserve	4	113	83	83	-	82
Other reserves	116	3,334	2,496	1,299	812	1,184
Special reserve	53	1,516	1,516	1,516	1,516	2,350
Retained earnings	510	14,715	11,064	9,521	4,461	2,436
Equity Attributable to Equity Holders of the Parent	727	20,925	16,405	13,661	8,028	7,498
Non-controlling interest	1,885	54,396	32,768	23,539	6,528	5,729
TOTAL SHAREHOLDERS’ EQUITY	2,612	75,321	49,173	37,200	14,556	13,227

	-	-	-	-	-	-
LIABILITIES
Non-Current Liabilities
Trade and other payables	123	3,577	3,988	2,464	666	485
Borrowings	6,498	187,462	112,025	93,808	5,833	5,315
Deferred income tax liabilities	921	26,563	23,125	19,204	5,889	4,623
Derivative financial instruments	1	40	86	120	270	321
Payroll and social security liabilities	3	76	140	20	5	5
Provisions	124	3,567	955	547	42	43
Employee benefits	4	110	763	689	-	-
Total Non-Current Liabilities	7,674	221,395	141,082	116,852	12,705	10,792
	-	-	-	-	-	-
Current Liabilities
Trade and other payables	620	17,892	21,970	18,443	1,307	1,004
Income tax and MPIT liabilities	21	595	817	624	142	73
Payroll and social security liabilities	65	1,868	2,254	1,856	230	202
Borrowings	1,112	32,083	23,287	23,488	2,466	2,639
Derivative financial instruments	11	314	114	147	263	53
Provisions	37	1,059	894	1,041	55	21
Group of liabilities held for sale	112	3,243	1,855	-	-	937
Total Current Liabilities	1,978	57,054	51,191	45,599	4,463	4,929
	-	-	-	-	-	-
TOTAL LIABILITIES	9,652	278,449	192,273	162,451	17,168	15,721

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	12,264	353,770	241,446	199,651	31,724	28,948

	As of fiscal year ended June 30,
	2018(1) (1)	2018	2017	2016	2015	2014
Other Financial Data	(in US$, except for percentages, ratios and number of shares)	(in Ps, except for percentages, ratios, number of shares, per share and per ADS data)

Basic net income per share (2)	(0.05)	(1.55)	0.93	10.00	2.68	(2.15)
Diluted net income per share (3)	(0.05)	(1.50)	0.92	9.87	2.38	(2.15)
Basic net income per ADS (2)(4)	(0.54)	(15.54)	9.26	100.02	26.80	(21.50)
Diluted net income per ADS (3)(4)	(0.52)	(14.96)	9.22	98.69	23.80	(21.50)
Capital stock	18	502	502	502	502	502
Number of common shares	501,642,804	501,642,804	501,642,804	501,642,804	501,642,804	501,562,730
Weighted – average number of common shares outstanding	496,687,276	496,687,276	497,806,965	494,991,778	492,020,463	496,132,488
Diluted weighted – average number of common shares (5)	516,403,816	516,403,816	500,161,805	554,375,631	554,375,631	558,487,656
Dividends paid (6)	14,00	395	0,00	0,00	0,00	0,00
Dividends per share	0,00	0,80	0,00	0,00	0,00	0,00
Dividends per ADS (4)	0,00	7,95	0,00	0,00	0,00	0,00
Depreciation and amortization	136	3,936	3,518	1,612	112	297
Capital expenditure	274	7,914	5,196	1,933	517	436
Working Capital	1.573	45.380	17.169	(381,00)	(190,00)	419
Gross margin (7)	0.39	0.39	0.37	0.43	0.41	0.43
Operating margin (8)	0.75	0.75	0.27	1.22	1.00	1.11
Net margin (9)	0.44	0.44	0.16	0.57	0.39	0.28
Ratio of current assets to current liabilities (10)	1.80	1.80	1.34	0.99	0.96	1.09
Ratio of shareholders’ equity to total liabilities (11)	0.27	0.27	0.26	0.23	0.85	0.84
Ratio of non current assets to total assets(12)	0.71	0.71	0.72	0.77	0.87	0.81
Ratio of “Return on Equity” – ROE (13)	0.29	0.29	0.12	0.35	0.16	0.11

(1)
Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2018 which was Ps.28.25 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. The seller exchange rate quoted by Banco de la Nación Argentina was Ps.36.7900 per US$1.00 as of October 25, 2018

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

(4)	Determined by multiplying per share amounts by ten (one ADS equals ten common shares).
(5)	Assuming exercise of all outstanding warrants to purchase our common shares.
(6)	The shareholders’ meeting held in October 2017 approved the distribution of a cash dividend for an amount of Ps.395 million for the fiscal year ended June 30, 2017.
(7)	Gross profit divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(8)	Operating income divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(9)	Net income divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(10)	Current assets over current liabilities.
(11)	Shareholders’ equity over total liabilities.
(12)	Non-current assets over total assets.
(13)	Profitability refers to income for the year divided by average shareholders’ equity.

Local Exchange Market and Exchange Rates

Operations Center in Argentina

A.1. Local Exchange Market and Exchange Rates

In the period from 2001 to 2015, the Argentine government established a series of exchange control measures that restricted the free disposition of funds and the transfer of funds abroad. In 2011, these measures had significantly curtailed access to the MULC by both individuals and private sector entities. This made it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina.

With the change of government and political environment, in December 2015, one of the first measures taken by the Argentine government was to lift the main restrictions that limited access to individuals to the MULC. Through Communication “A” 5,850 and later, as the local economy stabilized, Communication “A” 6,037, the Central Bank lifted the previous limitations and allowed unrestricted access to the foreign exchange market, subject to some requirements, as detailed below.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2014	8.0830	5.4850	6.9333	8.0830
June 30, 2015	9.0380	8.1630	8.5748	9.0380
June 30, 2016	15.7500	9.1400	12.2769	14.9900
June 30, 2017	16.5800	14.5100	15.4017	16.5800
June 30, 2018	28.8000	16.7500	19.4388	28.8000
Month ended:
April 30, 2018	20.5000	20.0850	20.1834	20.4900
May 31, 2018	24.9400	21.1500	23.6783	24.9100
June 30, 2018	28.8000	24.8500	26.5665	28.8000
July 31, 2018	28.2500	27.1600	27.5241	27.3600
August 31, 2018	37.5500	27.2400	30.1129	36.7500
September 30, 2018	41.1500	36.8900	38.4341	41.1500
October (through October 25, 2018)	39.5000	36.9000	37.0583	36.6900

Source: Banco de la Nación Argentina

(1) Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2) The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3) The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4) Average exchange rates at the end of the month.

Exchange controls

Although most exchange control regulations were lifted on August 2016, some remain in place and we cannot give you any assurance that additional exchange control regulations will not be adopted in the future. Please see “Item 3. Key information—d)Risk Factors—Risks Relating to Argentina—Exchange controls, restrictions on transfers abroad and capital inflow restrictions may limit the availability of international credit.”

Exchange controls regulations currently in effect in Argentina include the following:

Registration requirements

All incoming and outgoing funds to and from the MULC and any foreign indebtedness (financial and commercial) are subject to registration requirements before the Central Bank for informative purposes, in accordance with Communication “A” 6,401, as amended.

Corporate profits and dividends

Argentine companies may freely access the MULC for remittances abroad to pay earnings and dividends in so far as they arise from closed and fully audited balance sheets and have satisfied applicable certification requirements.

Restrictions on foreign indebtedness

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and Communication “A” 6,150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6,244 of the Argentine Central Bank, there are no restrictions on entry and exit in the MULC.

Restrictions on exports, imports and services

Regarding exports, in 2016 the Central Bank relaxed certain rules related to the inflow and outflow of foreign currency collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings, establishing that the deadline to repatriate to Argentina the foreign currency is 10 years. The prior 10-business day period applicable for the transfer of funds collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings to a correspondent bank account of a local financial institution (cuenta de corresponsalía) was eliminated in December 2015. In relation to the export of services, Communication “A” 6,137 the Central Bank eliminated the obligation to repatriate to Argentina the foreign currency obtained.

Regarding imports, access to the foreign exchange market for the payment of imports with customs clearance date as of December 17, 2015 can be paid through the local foreign exchange market without any limit. AFIP Regulation No. 3,252 published on January 5, 2012 which required importers to file affidavits was eliminated in December 2015 and the import monitoring system (Sistema Integral de Monitoreo de Importaciones, or “SIMI”) was created, which established an obligation for importers to submit certain information electronically. Importers do not have to repatriate the goods within a specified period (previously this period was 365 calendar days from the date of access to the foreign exchange market).

Regarding the payment of services, access to the foreign exchange market for payments of services rendered as from December 17, 2015 may be carried out without restriction and without the Central Bank’s prior authorization.

Direct investments

Communication A 6401 established a new reporting system of direct investments, which replaced the reporting system established by Communications A 3602 and A 4237, applicable since December 31, 2017. As of date, investors who are Argentine residents must comply with the information regime if the value of their investments abroad reaches or exceeds the equivalent of US$1,000,000 (measured in terms of 1) the sum of the flows of external assets and liabilities during the previous calendar year, and 2) the balance of holdings of external assets and liabilities at the end of the previous calendar year). If the value of investments abroad does not exceed the equivalent of US$50,000,000, the information regime must be complied on an annual basis (in case it is less than US$10,000,000, the information regime will be annual but with a simplified form), instead of quarterly. If the value of the investments is less than the equivalent of US$1,000,000, compliance with said regime is optional.

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

The foreign exchange regulations now allow Argentine residents to enter into derivative transaction with foreign counterparties without the need for authorization of the Central Bank. They also allow them to purchase foreign currency to make payments under such derivative transactions.

Law No. 27,440 in its articles 188 to 194 introduces, among others, the following modifications related to derivatives:

● The right of the non-bankrupted party and the contracting party of an insurance entity subject to a judicial liquidation process to be resolv in advance the derivatives and passes granted by the Bankruptcy Law No. 24,522 and Law No. 20,091 of the Insurance Entities shall not apply;
● The restriction for the exercise of the contractual mechanisms of early termination, termination, settlement, compensation and execution of guarantees contained in the derivatives established by the Financial Entities Law No. 21,526 and the Central Bank regulations shall not apply to.

Operation Center in Israel

The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of New Israeli Shekels (NIS).

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2014	3.6213	3.4320	3.5075	3.4320
June 30, 2015	3.9831	3.4260	3.8064	3.7747
June 30, 2016	3.9604	3.7364	3.8599	3.8596
June 30, 2017	3.8875	3.4882	3.6698	3.4882
June 30, 2018	3.6573	3.3902	3.5276	3.6573
Month ended:
April 30, 2018	3.5995	3.5020	3.5380	3.5995
May 31, 2018	3.6260	3.5613	3.5881	3.5648
June 30, 2018	3.6573	3.5569	3.6064	3.6573
July 31, 2018	3.6708	3.6234	3.6439	3.6708
August 31, 2018	3.7173	3.6051	3.6606	3.6051
September 30, 2018	3.6373	3.5709	3.5893	3.6373
October 2018 (through October 25, 2018)	3.6982	3.6236	3.6483	3.6982

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

Operations Center in Argentina

Risks relating to Argentina

As of the date of this annual report, many of our operations, property and customers are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina from time to time. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes to interest rates, changes to government policies, social instability, and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative GDP growth, high and variable levels of inflation and currency depreciation and devaluation. The economy has experienced high inflation and GDP growth has been sluggish in the last few years.

During 2014, the Argentine economy saw a slowdown due to the increase in exchange rates and decreases in commodity prices that adversely impacted exports. The Argentine economy continues to confront high rates of inflation and has an increasing need of capital investment, with many sectors, particularly the energy sector, operating near full capacity.

In March 2014, the Argentine Government announced a new method for calculating GDP recommended by the IMF changing the base year to 2004 from 1993. On June 29, 2016, a recalculation of estimated GDP growth rates based on 2004 prices was undertaken and resulted in calculated rates of 2.4% in 2013, (2.5)% in 2014, 2.7% in 2015, (1.8)% in 2016 and 2.9% in 2017. According to the INDEC, GDP growth in the first and second quarter of 2018 compared with the same quarter in the previous year was 3.9% and (4.2)%, respectively. According to the IMF, the estimated Argentina's real GDP growth will be (2.6)% in 2018 and (1.6)% in 2019. Economic activity in the second quarter of 2018 has been adversely affected by the Central Bank’s increase in the reference rate to 60% during that period to curtail the weakening of the Argentine peso. As of August 31, 2018, the depreciation of the peso against the U.S. dollar was 50.1% comparing to the beginning of the year. In the second half of 2017 and the first half of 2018, the percentage of people below the poverty line was 25.7% and 27.3%, respectively. The unemployment rate in the first and second quarter of 2018 was 9.1% and 9.6%, respectively. The June 2018 / May 2018 variation of the Monthly Economic Activity Estimator was (1.3)%. On October 8, 2018, the IMF published the "World Economic Outlook" report, estimating an unemployment rate of 8.9% in 2018 and 9.4% in 2019.

On February 22, 2017, Minister of the Treasury Nicolas Dujovne announced fiscal targets for the period 2017-2019, ratifying the target set in the 2017 budget which established a primary deficit target of 4.2% of GDP for 2017, 3.2% for 2018 and 2.2% for 2019. On May 4, 2018, Minister Dujovne lowered the primary deficit target for 2018 to 2.7% of GDP in an effort to achieve a balanced budget by 2019. After agreeing to a stand-By arrangement with the IMF in June 2018, the Argentine Government has adjusted its primary fiscal deficit target to 1.0% of GDP for 2019 and intends to balance the budget by the end of 2020. On August 10, 2018, the IMF commenced its first review of the Argentine economy. This review is taking place during a complex period in Argentina as a bribery scandal, which involves many important businessmen, is underway and the Argentine peso is experiencing significant depreciation. On September 3, 2018, the Ministry of Treasury has adjusted its targets to a primary fiscal deficit of 2.6% of GDP in 2018, a balanced budget in 2019 and a primary fiscal surplus of 1.0% of GDP in 2019, through reducing the public primary expenditure, including reducing by half the amount of national ministries, from 20 to 10, but increasing the spending on social benefits, including the strengthening of the fair price of basic products policy and the universal child allowance (asignación universal por hijo) through the one-time granting of an extraordinary subsidy of Ps. 1,200 in September 2018. On September 26, 2018, the Argentine Government agreed with the IMF an increase in the total amount of the stand by agreement from US$50 billion to US$57.1 billion. In this sense, the anticipated disbursements rise from US$6 billion to US$13.4 billion in 2018, and from US$11.4 billion to US$22.8 billion in 2019. On September 17, 2018, the Argentine Government summited to the Argentine Congress the budget law for fiscal year 2019 bill, ratifying the aforementioned budgetary targets. On September 26, 2018, the Central Bank announced a new monetary policy scheme aiming to lowering the inflation rate by adopting the following measures: (i) no increase in the level of the monetary base until June 2019, when it will be adjusted with the seasonality of December 2018 and June 2019; (ii) maintenance of the reference rate at 60% until the deceleration of inflation rate is taking place; (iii) implementation of a floating exchange rate with intervention and non-intervention zones for the U.S. dollar exchange rate between Ps.34 and Ps.44, with daily adjustment at a rate of 3% per month until the end of 2018 and its revision at the beginning of 2019, intervening in the purchase or sale of foreign currency for up to US$150 million per day to the extent that the exchange rate reaches the established upper or lower bound.

Since coming into power in December 2015, the Macri administration has adopted the following key economic and policy reforms.

●  INDEC reforms. President Macri appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC, based on its determination that INDEC had failed to produce reliable statistical information, particularly with respect to the consumer price index, or “CPI”, GDP and poverty and foreign trade data. On January 8, 2016, the Argentine government declared a state of administrative emergency relating to the national statistical system and the INDEC, until December 31, 2016. During 2016, the INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms. Following the declared emergency, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure is finalized. During the course of implementing these reforms, however, INDEC has used official Consumer Price Index, or “CPI,” figures and other statistical information published by the Province of San Luis and the City of Buenos Aires. On June 29, 2016, the INDEC published revised GDP data for the years 2004 through 2015. On August 31, 2016, the IMF Executive Board met to consider the progress made by Argentina in improving the quality of official GDP and CPI data and noted the important progress made in strengthening the accuracy of Argentina’s statistics. On November 10, 2016, the IMF lifted the existing censure on Argentina regarding these data. In June 2017, INDEC began to publish revised CPI figures based on statistical information from 39 cities in Argentina.

●  Agreement with holdout bondholders. The Argentine government has settled claims with substantially all of the holdout bondholders who had not previously participated in Argentina’s sovereign debt restructurings (in terms of claims) and regained access to the international capital markets, issuing several new series of sovereign bonds since President Macri took office.

●  Foreign exchange reforms. The Macri administration eliminated a significant portion of foreign exchange restrictions, including certain currency controls, previously in effect. On August 9, 2016, the Central Bank issued Communication “A” 6037 which substantially changed the existing legal framework and eliminated certain restrictions limiting access to the foreign exchange market Mercado Único y Libre de Cambios, or “MULC.” On May 19, 2017, the Central Bank issued Communication “A” 6244, which unified the exchange control regulations and relaxed certain controls on the foreign exchange market. In addition, on December 26, 2017, the Central Bank implemented a new unified regime effective as of December 31, 2017 that requires the filing of an annual return, which is mandatory for any person whose total cash flow or balance of assets and liabilities amounts to US$1 million or more during the previous calendar year. The principal measures adopted as of the date of this annual report include:

i.  the reestablishment of Argentine residents’ rights to purchase and remit foreign currency outside of Argentina without limit and without specific allocation (atesoramiento);

ii.  the elimination of the mandatory, non-transferable and non-interest bearing 30% deposit previously required in connection with certain transactions involving foreign currency inflows;

iii.  the elimination of the requirement to transfer and settle the proceeds from new foreign financial indebtedness incurred by the foreign financial sector, the non-financial private sector and local governments through the MULC;

iv.  the elimination of the minimum stay-period that required that proceeds from certain foreign financial indebtedness must be held for a minimum of 365 calendar days; and

v.  elimination of the requirement of minimum holding period (of 72 business hours) for purchases and subsequent sales of securities that trade in Argentina and in foreign stock markets (such as the GDSs).

●  Foreign trade reforms. The Macri administration eliminated export duties on wheat, corn, beef and regional products, and announced a gradual reduction of the duty on soybeans by 5% to 30%. Pursuant to Decree No. 1,343/16, published in the Official Gazette on January 2, 2017, the Argentine Government announced a gradual reduction of the duty on soybeans, beans, flour and soybean oil by 0.5 % per month from January 2018 to December 2019. In addition, the 5% export duty on most industrial exports and export duties on mining was eliminated. With respect to payments for imports of goods and services, the Macri administration announced the gradual elimination of restrictions on access to the MULC for any transactions originated before December 17, 2015. Regarding transactions executed after December 17, 2015, no quantitative limitations apply. However, on September 4, 2018, the Argentine Government issued Decree No. 793/2018 that reimplements an export duty of 12% until December 31, 2020 on export of goods and services, with a cap of Ps.4 for each U.S. dollar for primary goods and services and Ps.3 for the rest of the manufactured goods.

●  National electricity state of emergency and reforms. Following years of minimal investment in the energy sector, exacerbated by the Argentine Government’s failure to implement tariff increases on electricity and natural gas since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, on December 15, 2015, the Macri administration declared a state of emergency, which remained in effect until December 31, 2017. In addition, through Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the National Electricity Regulatory Agency (Ente Nacional Regulador de la Electricidad), the Macri administration announced the elimination of a portion of energy subsidies then in effect and implemented a substantial increase in electricity tariffs. As a result, average electricity prices increased substantially and could increase further in the future. Certain of Macri´s Administration initiatives have been challenged in Argentine courts and resulted in judicial injunctions or determinations that limit such initiatives. On May 31, 2018, the Argentine Congress approved a law seeking to limit the increase in energy tariffs implemented by the Macri administration, which was subsequently vetoed by President Macri.

●  Tax Amnesty Law. In July 2016, the Régimen de Sinceramiento Fiscal, or “Tax Amnesty Law,” was introduced to promote the voluntary disclosure of undeclared assets by Argentine residents. The Tax Amnesty Law allowed Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property prior to March 31, 2017 without facing prosecution for tax evasion or being required to pay past-due tax liabilities on those assets, if they could provide evidence that the assets were held as of certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. With respect to cash that was not deposited in bank accounts by the specified cut-off dates, such amounts had to be disclosed and deposited by October 31, 2016 in special accounts opened at Argentine financial entities. Depending on the amount declared and how soon it was declared, the election to subscribe for certain investment securities and the payment method used, those who took advantage of the Tax Amnesty Law paid a special tax of between 0% and 15% on the total amount declared. Alternatively, they could invest an equivalent amount in Argentine Government bonds or a fund created to finance, among other things, public infrastructure projects and small- to medium-sized businesses. Taxpayers could elect to subscribe for certain investment securities and reduce the tax rates payable upon disclosure of previously undisclosed assets. On April 4, 2017, the Minister of Finance announced that as a result of the Tax Amnesty Law, assets totaling US$116,800 million were declared.

●  Retiree Program. On June 29, 2016, the Argentine Congress enacted the Historical Reparation Program for Retirees and Pensioners (Programa de Reparación Histórica para Jubilados y Pensionados). The main aspects of this Program, designed to reform social security policies to comply with Supreme Court decisions, include (i) payments to more than two million retirees and retroactive compensation of more than 300,000 retirees and (ii) creation of a universal pension for senior citizens, which guarantees a pension for all people over 65 years of age who would not otherwise be eligible to retire with a pension. The Historical Reparation Program for Retirees and Pensioners will provide retroactive compensation to retirees for a total amount of more than Ps.47,000 million and expenses of up to Ps.75,000 million to cover all potential beneficiaries.

● Increase in transportation fares. In January 2018, the Macri administration announced an increase in public transport fares in the Greater Buenos Aires area effective as of February 1, 2018.

●  Correction of monetary imbalances: The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years. The interannual inflation targets (comparing the rates as of December of each year) announced in 2016 by the Central Bank, were from 12% to 17% for 2017, from 8% to 12% for 2018, and from 3.5% to 6.5% for 2019. The Central Bank has increased the use of stabilization policies to reduce excess monetary imbalances and increased peso interest rates to offset inflationary pressure. On December 27, 2017, the Argentine Government modified the inflation targets for 2018, 2019 and 2020, increasing them to 15%, 10% and 5%, respectively. In June 2018, the Central Bank further adjusted inflation targets to 27% for 2018, 17% for 2019, 13% for 2020 and 9% for 2021 in light of the Stand-By Agreement with the IMF. In addition, on September 26, 2018, the Central Bank announced a new monetary policy scheme aiming to lowering the inflation rate mainly by adopting a floating exchange rate scheme, maintaining the reference rate at 60% until the deceleration of inflation rate is taking place and stopping the monetary base growth until June 2019, when it will be adjusted with the seasonality of December 2018 and June 2019. On October 8, 2018, the IMF published the "World Economic Outlook" report, estimating an inflation rate of 40.5% in 2018 and 20.2% in 2019.

● Pension system reform. On December 19, 2017, the Argentine Congress enacted the Pension Reform Law which, among other amendments, adjusted the values of pensions and social benefits in accordance with inflation and economic growth. Social security payments are subject to quarterly adjustments each year. 70% of the quarterly adjustment will be based on the CPI published by the INDEC and 30% on the variation in the Remuneración Imponible Promedio de los Trabajadores Estables (an index published by the Ministry of Labor that measures the salary increases of state employees). On December 20, 2017, Decree No. 1,058/17 was published and, with the aim of avoiding divergence with the application of the previous formula, established a compensatory bonus for retirees, pensioners and beneficiaries of the universal child allowance (asignación universal por hijo). On September 3, 2018, the Argentine Government announced the strengthening of the universal child allowance through the one-time granting of an extraordinary subsidy of Ps.1,200 in September 2018. The Pension Reform Law also amended the Labor Law to extend the age at which private sector employers may request the retirement of employees to 70 years of age (compared to 65 years under the prior regime). Notwithstanding the foregoing, private sector employees may still request pension benefits from the ages of 65 and 60 for male and female employees, respectively.

●  Tax reform. On December 27, 2017, the Argentine Congress approved the tax reform law, enacted on December 28, 2017. The reform is intended to eliminate certain inefficiencies in the Argentine tax regime, diminish tax evasion, expand the tax base and encourage investment, with the long-term goal of restoring fiscal balance. The reform is part of a larger policy initiative of the Macri administration intended to increase employment, make the Argentine economy more competitive (by reducing the fiscal deficit, for example) and diminish poverty. The main aspects of the tax reform include the following: (i) capital gains on real estate sales by Argentine tax residents (subject to certain exceptions, including a primary residence exemption) acquired after enactment of the tax reform will be subject to tax of 15%; (ii) gains on currently exempt bank deposits and sales of securities (including sovereign bonds) by Argentine tax residents is subject to tax of (a) 5% in the case of those denominated in pesos, subject to fixed interest rate and not indexed, and (b) 15% for those denominated in a foreign currency or indexed; (iii) gains on sales of shares listed on a stock exchange remain exempt; (iv) corporate income tax will decline to 30% in 2018 and 2019 and to 25% in 2020; (v) social security contributions will be gradually increased to 19.5% starting in 2022, in lieu of the differential scales currently in effect; and (vi) the percentage of tax on debits and credits that can be credited to income tax will be gradually increased over a five-year period, from the current 17% for credits to 100% for credits and debits. The tax reform is to be implemented over a period of one to five years (depending on each modification). For further information, see “Taxation—”—Argentine Taxation”..

●  Corporate Criminal Liability Law. On November 8, 2017, the Argentine Congress approved Law No. 27,401, which establishes a system of criminal liability of corporate entities for criminal offenses against public administration and national and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. Convicted legal persons are subject to various sanctions including a fine of between 1% and 20% of its annual gross revenue and the partial or total suspension of its activities for up to ten years. In addition, the law expands the national criminal jurisdiction to all cases of bribery including those committed outside the Argentine territory by citizens or companies with domicile or headquartered in Argentina.

●  Public-Private Participation Law. On November 16, 2016, the Public-Private Participation Law was passed by the Argentine Congress, and has been regulated by Decree No. 118/2017. This new regime seeks to replace existing regulatory frameworks (Decrees No. 1,299/00 and 967/05) and supports the use of public-private partnerships for a wide variety of purposes including the design, construction, extension, improvement, provision, exploitation and/or operation and financing of infrastructure development, provision of public services, provision of productive services, investments, applied research, technological innovation and other associated services. The Public-Private Participation Law also includes protection mechanisms in favor of the private sector (contractors and lenders) in order to promote the development of these partnerships.

●  Productive Financing Law. On May 9, 2018, the Argentine Chamber of Deputies approved Law No. 27,440 called “Ley de Financiamiento Productivo”, which creates a new financing regime for micro-, small- and medium-sized companies (“MiPyMEs”) and modifies Capital Markets Law No. 26,831, Investment Funds Law No. 24,083 and Law No. 23,576, among others, and implements certain tax provisions and regulations for derivative financial instruments.

●  Labor reform bill. On November 18, 2017, the Executive Branch submitted a draft labor and social security reform bill to the Argentine Chamber of Senators, intended to formalize employment, decrease labor litigation, generate employment, increase productivity, protect vulnerable populations and improve worker training. As of the date of this annual report, the draft bill has not been considered by the Argentine Congress.

 ●  Fiscal consensus and fiscal liability. On December 22, 2017, the Argentine Congress enacted the “Fiscal Pact”, also known as the “Fiscal Consensus”. The Fiscal Consensus includes a commitment to lower distortive taxes by 1.5% of GDP over the next five years, a withdrawal of lawsuits by provincial governments against the Argentine Government and a Ps.21,000 million payment to the Province of Buenos Aires for the year 2018 (which amount shall be increased over the next five years) as a partial and progressive solution to a long-standing conflict related to the Buenos Aires Metropolitan Area Fund over the Fondo del Conurbano Bonaerense. The Fiscal Consensus also set the basis for other policy reforms that were implemented by the Macri administration in December 2017, such as the tax reform, the pension system reform and the Fiscal Responsibility Law (Ley de Responsbilidad Fiscal). The fiscal deficit estimated for 2018 is 2.6% of 2018 GDP. The budget law for fiscal year 2019 bill projects a balanced budget in 2019 and a primary fiscal surplus of 1.0% of GDP by 2020.

●  IMF stand-by arrangement: On June 7, 2018, the Argentine Government entered into a US$50 billion, 36-month stand-by arrangement with the IMF, which was approved by the IMF’s Executive Board on June 20, 2018. As of July 31, 2018, the Argentine Government had drawn on a first tranche of approximately US$15 billion, and the additional available funds will be treated as precautionary. This measure was intended to halt the significant depreciation of the peso during the first half of 2018.
On September 26, 2018, the Argentine Government agreed with the IMF to increase the total amount of the stand-by arrangement from US$50 billion to US$57.1 billion. As a result, the anticipated disbursements increased from US$6 billion to US$13.4 billion in 2018, and from US$11.4 billion to US$22.8 billion in 2019. On October 26, 2018, the Executive Board of the IMF completed the first review of Argentina’s economic performance under the36-month stand-by arrangement, allowing to draw the equivalent of US$5.7 billion, bringing total disbursements since June 2018 to about US$20.4 billion. The Executive Board also approved an augmentation of the stand-by arrangement to increase access to about US$56.3 billion.

The impact that these measures, and any future measures taken by a new administration, will have on the Argentine economy as a whole and the financial sector in particular cannot be predicted. Economic liberalization may be disruptive to the economy and may fail to benefit, or may harm, our business, financial condition and results of operations. In particular, we have no control over the implementation of the reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms will be implemented or that they will be implemented in a manner that will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and our business, financial position and results of operations.

In this context, as the date of this annual report, the Argentine economy remains unstable, among others, for the following reasons:

● a persistent high rate of public spending and substantial fiscal deficit;

● investments as a percentage of GDP remain low;

● public debt as a percentage of GDP remains high;

● the inflation rate remains at high levels;

● agricultural exports, which fueled the economic recovery, have been affected by the drought and lower prices than in prior years;

● rising of international crude oil prices;

● the availability of long-term credit to the private sector is scarce;

● the current trade deficit is high and could increase;

● the effects of a restrictive U.S. monetary policy, which could generate an increase in financial costs for Argentina;

● fluctuations in the Central Bank’s monetary reserves;

● uncertainty with respect to the imposition of exchange and capital controls; and

● other political, social and economic events abroad that adversely affect the current growth of the Argentine economy.

A further decline in Argentine economic growth or an increase in economic instability could adversely affect our business, financial condition or results of operations. As of the date of this annual report, the impact of the Macri administration’s policies on the Argentine economy as a whole and on the banking sector in particular cannot be predicted. In addition, congressional elections were held on October 22, 2017 and President Macri’s governing coalition obtained the largest share of votes at the national level. Although the number of coalition members in Congress increased (holding in the aggregate 108 of a total of 257 seats in the House of Representatives and 24 of 72 seats in the Senate), the coalition still lacks a majority in either chamber and, as a result, some or all of the policy proposals to promote growth of the economy (including reducing the fiscal deficit, controlling inflation and adopting fiscal and labor reforms) may not be implemented, which could adversely affect continued economic growth in Argentina. Higher rates of inflation, any decline in GDP growth rates and/or other future economic, social and political developments in Argentina, fluctuations in the rate of exchange of the Peso against other currencies, and a decline in consumer confidence or foreign direct investment, among other factors, may materially and adversely affect the development of the Argentine economy which could adversely affect our business, financial condition or results of operations.

Continuing inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations.

According to the INDEC, the CPI was 10.8% in 2012, 10.9% in 2013, and 23.9% in 2014. In November 2015, the INDEC suspended the publication of the CPI. Hence, there was not an official CPI publication for the year 2015. An alternative CPI report was informed by the INDEC’s official website, depicting two alternative CPIs measurements: one published by the City of Buenos Aires and the other by the Province of San Luis, reaching 26.9% and 31.9%, respectively. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based on these reforms, in June 2016, INDEC resumed publishing the CPI. The best available information for 2016 is the annual measurement of the index of consumer prices reported by the City of Buenos Aires of 41%. In 2017, inflation began to decrease in line with the Central Bank’s inflation targeting policies. According to the INDEC, the CPI increased 24.8% in 2017 and 1.8%, 2.4%, 2.3%, 2.7%, 2.1%, 3.7%, 3.1%, 3.9 and 6.5% for January, February, March, April, May, June, July, August, and September 2018, respectively. At the end of 2017, Minister Dujovne announced that the CPI targets previously set out in the 2017 budget were revised to 15% for 2018, 10% for 2019 and 5% for 2020. After agreeing to a stand-by arrangement with the IMF in June 2018, the Argentine Government has adjusted its CPI targets to 27% for 2018, 17% for 2019, 13% for 2020 and 9% for 2021. In August 2018, the Central Bank adjusted its CPI targets to 40.5% for 2018, 24.5% for 2017 and 18% for 2020. On October 8, 2018, the IMF published the "World Economic Outlook" report, estimating an inflation rate in Argentina of 40.5% in 2018 and 20.2% in 2019.
 On October 25, 2018, the Argentine Chamber of Deputies gave preliminary approval to the draft budget for fiscal year 2019, estimating a year-on-year inflation rate of 23% for 2019, and it is expected to be treated in the Argentine Chamber of Senators on November 14, 2018.

Historically, high rates of inflation have undermined the Argentine economy and the Argentine Government’s ability to foster conditions for stable growth. High rates of inflation may also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition and the results of our operations.

High rates of inflation would also adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of any depreciation of the peso on the export-oriented sectors of the Argentine economy would decrease the level of economic activity in the country. In turn, a portion of the Argentine Government’s outstanding debt is adjusted by the Coeficiente de Estabilización de Referencia (or “CER”), a currency index tied to inflation. Therefore, any significant increase in inflation would generate an increase in Argentina’s debt measured in pesos and, consequently, its financial obligations.

In recent years, the Argentine Government has taken certain measures to contain inflation, such as implementing a fair price program that requires supermarkets to offer certain products at a government-determined price, and agreements with workers’ unions to implement salary increases. Additionally, the Argentine Government enacted Law No. 26,991 (the “Supply Law”), which empowers it to intervene in certain markets when it considers that any market participant is trying to impose prices or supply restrictions. The Supply Law provides among others pecuniary sanctions, suspension, seizure of operations, and confiscation of goods. On September 3, 2018, the Argentine Government further strengthened the fair price program by incorporating more basic consumer goods and places of distribution around the country into the program.

We cannot assure you that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine Government to control inflation will be effective or successful. Inflation remains a challenge for Argentina. For example, certain objectives of the Argentine Government, such as the increase in tariffs to incentivize investment in the energy sector, may create inflationary pressures. Significant inflation could have an adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and the results of our operations. See “—We depend on macroeconomic and political conditions in Argentina”.

The Peso qualifies as a currency of a hyperinflationary economy under IAS 29. Accordingly, we will apply IAS 29 for periods ending after July 1, 2018 and our historical audited consolidated financial statements and other financial information will need to be restated.

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish a set inflation rate beyond which an economy is deemed to be experiencing hyperinflation. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the prior three years, along with the presence of several other qualitative macroeconomic factors.

During the six-month period ended June 30, 2018, the decreasing trend of inflation in Argentina noted in recent prior periods reversed, with variations in different indexes being higher than in previous months. The total cumulative inflation in Argentina in the 36 months prior to June 30, 2018, as measured by the wholesale price index published by the INDEC, has exceeded 100%. Qualitative macroeconomic factors, including the depreciation of the peso in recent months, also support the conclusion that Argentina is now a hyper-inflationary economy for accounting purposes. Accordingly, IAS 29 will be applicable for financial statements included in any of our filings with the SEC under the Securities Act or the Exchange Act for periods ending after July 1, 2018 and, therefore, our audited consolidated financial statements and any unaudited interim financial statements included in this annual report will need to be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the most recent reporting period.

Pursuant to Decree No. 664/2003, the Argentine Government prohibited regulatory entities of the national government, fom receiving financial information from regulated entities that includes adjustments for inflation, changes in costs or other variations in taxes, prices or tariffs. In addition, Law No. 23,928 prohibits Argentine companies from including adjustments for inflation in their financial statements. Given the current state of Argentine law, we cannot assure you whether regulatory agencies of the Argentine national government will require us to not apply IAS 29 to financial statements furnished to such regulators. If regulatory agencies in Argentina require us not to apply IAS 29, or to only apply IAS 29 to certain, but not all, of the periods included in our audited consolidated financial statements and unaudited interim financial statements, the audited consolidated financial statements and any unaudited interim financial statements included in this prospectus may not be comparable to certain of our financial statements furnished to regulators in Argentina.
We have not estimated yet the impact of the application of IAS 29 provisions on our audited consolidated financial statements.

We cannot assure that the accuracy of Argentina’s official inflation statistics will comply with international standards.

In January 2007, the INDEC modified its methodology to calculate the CPI. At the time that the INDEC adopted this change in methodology, the Argentine Government replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. The IMF requested Argentina to clarify the INDEC methodology used to calculate inflation rates.

On November 23, 2010, the Argentine Government began consulting with the IMF for technical assistance in order to prepare new CPI information with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started collaborating with the INDEC in order to create such an index. Notwithstanding such efforts, subsequently published reports by the IMF stated that its staff delivered alternative measures of inflation for macroeconomic surveillance, including information produced by private sources, and asserted that such measures resulted in inflation rates considerably higher than those published by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of data used by the INDEC. In a meeting held on February 1, 2013, the Executive Board of the IMF emphasized that the progress in implementing remedial measures since September 2012 had been insufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data immediately.

In order to address the quality of official data, a new consumer price index (the “IPCNu”), was enacted on February 13, 2014. Inflation as measured by the IPCNu was 23.9% in 2014, 31.6% in 2015 and 31.4% in 2016. The IPCNu represents the first national indicator in Argentina to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires area, the IPCNu is calculated by measuring prices of goods in the main urban centers of the 23 provinces of Argentina and the City of Buenos Aires. On December 15, 2014, the IMF recognized the evolution of Argentine authorities to remedy the provision of data, but delayed the definitive evaluation of the new price index.

On January 8, 2016, based on its determination that the INDEC historically failed to issue reliable statistical information, the Macri administration issued  a necessity and urgency decree, suspending the publication of statistical information. The INDEC suspended all publications of statistical information until the process of technical reorganization was completed and the administrative structure of the INDEC was recomposed. At the end of this process of reorganization and recovery, the INDEC gradually began to publish official information. The INDEC recalculated historical GDP and the revised measurements showed that the GDP increased 2.4% in 2013, contracted 2.5% in 2014, increased 2.7% in 2015, and contracted 1.8% in 2016.

On November 9, 2016, the IMF, after analyzing the progress made with respect to the accuracy of official statistics regarding the CPI, decided to lift the censorship imposed in 2013, and determined that the Argentine CPI currently complies with international standards. However, we cannot assure you that such inaccuracy regarding official economic indicators will not recur. If despite the changes introduced by the Macri administration these differences between the figures published by the INDEC and those registered by private consultants persist, there could be a significant loss of confidence in the Argentine economy, which could adversely affect our business, financial condition and the results of our operations.

High levels of public spending in Argentina could generate long lasting adverse consequences for the Argentine economy.

During recent years, the Argentine Government has substantially increased public spending. In 2015, government spending increased by 34.4% as compared to 2014, resulting in a primary fiscal deficit of 3.8% of GDP. In 2016, government spending increased by 42.8% as compared to 2015, resulting in a primary fiscal deficit of 4.2% of GDP. In 2017, government spending increased by 25.9% as compared to 2016, resulting in a primary fiscal deficit of 3.8% of GDP. If government spending continues to outpace revenues, the fiscal deficit is likely to increase and past sources of funding to address such deficit, such as the Central Bank and the Administración Nacional de la Seguridad Social (“ANSES”) may be utilized.

Any such increasing deficit could have a negative effect on the Argentine Government’s ability to access the long-term financial markets, and in turn, could limit the access to such markets for Argentine companies, which could adversely affect our business, financial condition and the results of our operations.

Argentina’s ability to obtain financing in the international capital markets is limited, which may impair its ability to implement reforms and public policies and foster economic growth.

Argentina has had limited access to foreign financing in recent years, primarily as a result of a default in December 2001 by Argentina on its debt to foreign bondholders, multilateral financial institutions and other financial institutions. Argentina’s 2001 default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina’s ability to access international capital markets. In 2005, Argentina completed the restructuring of a substantial portion of its defaulted sovereign indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of the principal amount of the defaulted bonds outstanding that were not swapped in the 2005 restructuring. As a result of the 2005 and 2010 debt swaps, Argentina has restructured approximately 92.1% of its defaulted debt that was eligible for restructuring (the “Debt Exchanges”). Holdout creditors that had declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan.

As a result of the litigation filed by holdout bondholders and their related efforts to attach Argentina’s sovereign property located in the United States and other jurisdictions, Argentina’s ability to access the international capital markets was severely limited. In February 2016, the Argentine Government agreed with a group of Italian bondholders to pay in cash the total principal amount of debt owed to such holders. In mid-2016, the Argentine Government emerged from default and paid US$900 million to the approximately 50,000 Italian bondholders who owned government securities with defaulted payments part due.

During February 2016, U.S. federal court special master Daniel Pollack ratified an agreement between the Argentine Government and the holdout creditors led by Elliot Management, Aurelius Capital, Davidson Kempner and Bracebridge Capital funds providing for a US$4.65 billion payment in respect of defaulted sovereign bonds, representing a 25% discount to the total principal amount of principal and interest due on the defaulted bonds, as well as attorney fees and expenses incurred. This agreement stipulated that the terms of the settlement be approved by the Argentine Congress, and that Law No. 26,017 (the “Padlock Law”) and the Sovereign Payment Law be repealed.

In March 2016, the Argentine Government submitted a bill to Congress seeking authorization to consummate the settlement, which was approved on April 1, 2016, by enactment of Law No. 27,249 pursuant to which, the Argentine Government was authorized to pay in cash up to US$11.6 billion to the holdout bondholders. The proceeds for such payment were raised through an issuance of sovereign debt in the international capital markets. Among other provisions, the new law repealed the Padlock Law and Sovereign Payment Law.

At the beginning of April 2016, special master Daniel Pollack announced that the Argentine Government had reached agreements with additional holdout bondholders. As a result, the Argentine Government has reached agreements with nearly 90% of the debt holders that did not participate in the 2005 and 2010 bond exchange transactions. On April 13, 2016, the Court of Appeals lifted the restrictions on Argentina to fulfill its debt obligations. In April 2016, the Argentine Government issued US$16.4 billion principal amount of bonds. On April 22, 2016, the Argentine Government paid amounts due under the agreement and the U.S. courts removed all previously issued sanctions and injunctions. From December 31, 2015 to December 31, 2017, Argentina’s sovereign debt increased by US$80.3 billion, according to the Ministry of the Treasury.

As of the date of this annual report, proceedings initiated by holdouts and other international creditors that did not accept Argentina’s payment offer continue in several jurisdictions, although the size of the claims involved has declined considerably. The potential consequences of final judgments from courts in various jurisdictions are unclear and further adverse rulings could adversely affect the Argentine Government’s ability to issue debt securities or obtain favorable terms when the need to access the international capital markets arises, and consequently, our own capacity to access these markets could also be limited.

Foreign shareholders of companies operating in Argentina have initiated investment arbitration proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.

In response to the emergency measures implemented by the Argentine Government during the 2001-2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes (“ICSID”), against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time.

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law, or “UNCITRAL,” and under the rules of the International Chamber of Commerce (ICC). As of the date of this annual report, it is not certain that Argentina will prevail in having any or all of these cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled. Ongoing claims before the ICSID tribunal and other arbitral tribunals could lead to new awards against Argentina, which could have an adverse effect on our capacity to access to the international capital markets.

The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy.

On March 22, 2012, the Argentine Congress passed Law No. 26,739, which amended the Charter of the Central Bank and Law No. 23,298 (the “Convertibility Law”). This law amends the objectives of the Central Bank (established in its Charter) and includes a mandate focused on promoting social equity programs in addition to developing monetary policy and financial stability.

A key component of the Central Bank Charter amendment relates to the use of international reserves. Pursuant to this amendment, Central Bank reserves may be made available to the Argentine Government for the repayment of debt or to finance public expenditures. During 2013, U.S. dollar reserves held at the Central Bank decreased to US$30.6 billion from US$43.3 billion in 2012, while during 2014 reserves increased to US$31.4 billion. The Central Bank’s foreign currency reserves were US$25.6 billion as of December 31, 2015, US$39.3 billion as of December 30, 2016, US$55.1 billion as of December 29, 2017 and US$52.7 billion as of August 31, 2018.

The Argentine Government’s use of Central Bank reserves to repay debt or to finance public expenditures may make the Argentine economy more vulnerable to higher rates of inflation or external shocks, which could adversely affect our business, financial condition and the results of our operations.

Significant fluctuations in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.

Despite the positive effects of the depreciation of the peso in 2002 on the competitiveness of certain sectors of the economy, depreciation has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt obligations, initially resulting in high rates of inflation and significantly reduced real wages, which has had a negative impact on businesses that depend on domestic demand, such as utilities and the financial industry, and has adversely affected the Argentine Government’s ability to honor its foreign currency-denominated debt obligations.

Since the strengthening of foreign exchange controls began in late 2011, and upon introduction of measures that gave private companies and individuals limited access to foreign currency, the implied peso exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets compared to the corresponding quotations in the local market, increased significantly compared to the official exchange rate.

In 2015, the U.S. dollar to peso exchange rate increased 53% as compared to 2014. In 2016, the U.S. dollar to peso exchange rate increased 22% as compared to 2015. In 2017, the U.S. dollar to peso exchange rate increased 18% as compared to 2016. This trend continued in the first few months of 2018, with an increase of 7% from December 31, 2017 to March 31, 2018. Further, the U.S. dollar to peso exchange rate increased approximately 97.7%, from Ps.20.69 in April 27, 2018 to Ps.40.90 as of September 28, 2018. On October 25, 2018, the Argentine Chamber of Deputies gave preliminary approval to the draft budget for fiscal year 2019, estimating an average exchange rate of Ps.40.10 for US$1.00 in 2019, Ps.44.30 for US$1.00 in 2020, Ps.48.20 for US$1.00 in 2021 and Ps.50.50 for US$1.00 in 2022, and it is expected to be treated in the Argentine Chamber of Senators on November 14, 2018.

As a result of the significant depreciation of the peso against the U.S. dollar, on October 11, 2018 the Central Bank increased the monetary policy rate to 72.73% aiming to attract investments in this currency. This high interest rate deteriorates the conditions for accessing credit by individuals and legal entities, producing an increase in debt levels paid off, which could adversely affect our business, financial condition and the results of our operations.

In addition, high interest rates in pesos may not be sustainable in the medium term, which could affect the level of economic activity reducing consumption. As a result, a contraction in GDP is expected for 2018.

A significant further depreciation of the peso against the U.S. dollar could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated, indexed or otherwise connected to a foreign currency, could generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential depreciation could also adversely affect the Argentine Government’s capacity to honor its foreign debt, which could affect our capacity to meet obligations denominated in a foreign currency which, in turn, could have an adverse effect on our business, financial condition and the results of our operations . While certain of our office leases are set in U.S. dollars, we are only partially protected against depreciation of the Peso and there can be no assurance we will be able to maintain our U.S. dollar-denominated leases.

In addition, on June 7, 2018, the Argentine Government entered into a US$50 billion 36-month stand-by Arrangement with the IMF, which was approved by the IMF’s Executive Board on June 20, 2018. The Argentine Government has drawn on a first tranche of approximately US$15 billion, and the additional available funds will be treated as precautionary. This step was intended to halt the significant depreciation of the peso. This measure was intended to halt the significant depreciation of the peso during the first half of 2018. On September 26, 2018, the Argentine Government agreed with the IMF an increase the total amount of the stand-by agreement from US$50 billion to US$57.1 billion. Consequently, disbursements are expected to increase from US$6 billion to US$13.4 billion in 2018, and from US$11.4 billion to US$22.8 billion in 2019. On October 26, 2018, the Executive Board of the IMF completed the first review of Argentina’s economic performance under the36-month stand-by arrangement, allowing to draw the equivalent of US$5.7 billion, bringing total disbursements since June 2018 to about US$20.4 billion. The Executive Board also approved an augmentation of the stand-by arrangement to increase access to about US$56.3 billion.

On September 26, 2018, the Central Bank announced a new monetary policy scheme aiming to lowering the inflation rate by adopting the following measures: (i) no increase in the level of the monetary base until June 2019, when it will be adjusted with the seasonality of December 2018 and June 2019; (ii) maintenance of the monetary policy rate at 60% until the deceleration of inflation rate is taking place; (iii) implementation of a floating exchange rate with intervention and non-intervention zones for the U.S. dollar exchange rate between Ps.34 and Ps.44, with daily adjustment at a rate of 3% per month until the end of 2018 and its revision at the beginning of 2019, intervening in the purchase or sale of foreign currency for up to US$150 million per day to the extent that the exchange rate reaches the established upper or lower bound.

A substantial appreciation of the peso against the U.S. dollar could negatively impact the financial condition of entities whose foreign currency-denominated assets exceed their foreign currency-denominated liabilities. In addition, in the short-term, a significant real appreciation of the peso would adversely affect exports and could result in a slowdown in economic growth. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. As a result, the appreciation of the peso against the U.S. dollar could also have an adverse effect on the Argentine economy and, in turn, our business, financial condition and the results of our operations.

Certain measures that may be taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and the results of  our operations.

Prior to December 2015, the Argentine Government accelerated its direct intervention in the economy through the implementation or amendment of laws and regulations, including with respect to nationalizations and/or expropriations; restrictions on production, imports and exports; foreign exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; and delays or denials of governmental approvals, among others.

In November 2008, the Argentine Government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”). In April 2012, the Argentine Government nationalized YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,714 and Decree No. 1,277/2012. In February 2014, the Argentine Government and Repsol S.A. (the former principal shareholder of YPF S.A.) announced that they had reached an agreement on the compensation payable to Repsol S.A. for the expropriation of YPF S.A. of US$5 billion payable in Argentine sovereign bonds with various maturities. On April 23, 2014, the agreement with Repsol S.A. was approved by the Argentine Congress and on May 8, 2014, Repsol S.A. received the relevant Argentine Government bonds. On July 10, 2018, the United States Court of Appeals for the Second Circuit affirmed a U.S. federal trial court decision, finding that Burford Capital Ltd’s claim for more than US$3 billion in damages against the Argentine government in connection with the nationalization of YPF S.A. is subject to the jurisdiction of the U.S. federal courts. The claim by Burford Capital Ltd has been referred to the trial court for substantive proceedings.

There are other examples of intervention by the Argentine Government. In December 2012 and August 2013, Argentine Congress established new regulations relating to domestic capital markets. The regulations generally provided for increased Argentine Government intervention in the capital markets authorizing, for example, the CNV to appoint observers with the ability to veto the decisions of the board of directors of publicly listed companies under certain circumstances and to suspend the board of directors for a period of up to 180 days. However, on May 9, 2018, the Argentine Congress approved Law No. 27,440, which introduced modifications to the Capital Markets Law, including the removal of the CNV’s power to appoint supervisors with powers of veto over resolutions adopted by a company’s board of directors.

We cannot assure you that these or similar and other measures to be adopted by the Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new tax policies, modification of laws, regulations and policies that affect foreign trade, investment, among others, will not have an adverse effect on the Argentine economy and, as a consequence, adversely affect our business, financial condition and the results of our operations.

The Argentine Government may mandate salary increases for private sector employees, which would increase our operating costs.

In the past, the Argentine Government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors experienced significant pressure from their employees and labor unions to increase wages and provide additional employee benefits. In August 2012, the Argentine Government established a 25% increase in the minimum monthly salary to Ps.2,875, effective as of February 2013. The Argentine Government increased the minimum monthly salary to Ps.3,300 in August 2013, to Ps.3,600 in January 2014, to Ps.4,400 in September 2014, to Ps.4,716 in January 2015, to Ps.5,588 in August 2015 and to Ps.6,060 as of January 2016. In May 2016, the Argentine Government announced a 33% increase in the minimum monthly salary to be implemented in three installments as follows: Ps.8,060 as of July 1, 2017, Ps.9,500 as of January 1, 2018 and Ps.10,000 in July 2018, an increase of 24% compared to the prior minimum. On August 8, 2018, the National Council for Employment, Productivity and Minimum Wage (Consejo Nacional del Empleo, la Productividad y el Salario M’nimo, Vital y Móvil), summoned by the National Labor Ministry, issued Resolution No. 3/2018 increasing the minimum monthly salary in four installments as follows: Ps.10,700 as of September 1, 2018, Ps.11,300 as of December 1, 2018, Ps.11,900 as of March 1, 2019 and Ps.12,500 as of June 2019, an increase of 25% compared to the prior minimum.

It is possible that the Argentine Government could adopt measures mandating further salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, financial condition and the results of our operations. On February 14, 2018, the INDEC published new data regarding the evolution of private and public-sector salaries. The total salaries index registered a growth of 27.5% during 2017, as a result of the 26.5% increase in salaries of the formal private sector and an increase of 31.5% in the informal private sector.

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

Such restrictions and other foreign exchange control measures were lifted by the new administration, moving towards opening Argentina’s foreign exchange market. In this sense, on December 17, 2015, Communication “A” 5850 of the Central Bank reestablished the possibility for non-residents to repatriate their investment capital and, Communication “A” 6037 of the Central Bank defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that impair residents and non-residents to have access to the foreign exchange market. However, in the future, the Argentine government or the Central Bank may impose formal restrictions to the payment of dividends abroad, on capital transfers and establish additional requirements. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Furthermore, any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our GDSs in U.S. dollars.

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

Exchange controls and restrictions on transfers abroad and capital inflow restrictions, if re-imposed, could limit the availability of international credit.

Until December 2015, there were many foreign exchange restrictions and controls that limited access to the MULC. However, in December 2015, the Macri administration announced certain reforms to the foreign exchange market with the intention of providing greater flexibility and ease of access to the foreign exchange market for individuals and private sector entities. On December 16, 2015, the Central Bank issued Communication “A” 5850, lifting most of the restrictions then in place. Among these measures, free access to the MULC was granted for the purchase of foreign currency intended for general purposes, without the need for obtaining the Central Bank’s or the Administración Federal de Ingresos Públicos (the “AFIP”) previous consent, and the requirement to deposit 30% of certain capital inflows into Argentina was eliminated. Towards the end of 2016, the remaining exchange control restrictions were also lifted when the Central Bank issued Communications “A” 6037 and “A” 6150, thereby granting free access to the MULC. Pursuant to Resolution E 1/2017 of the Ministry of Treasury and Communication “A” 6,150 modified by Communication “A” 6,244 of the Central Bank, the obligation requiring non-residents who make portfolio investments in the country aimed at holding private sector financial assets to maintain for a period of 120 days the funds in the country was abolished. Pursuant to this resolution and the Central Bank Communication “A” 6,244, and its amendments, there are no restrictions on entry and exit in the MULC. Accordingly, due to lifting most of the restrictions to access to the MULC, the Central Bank eliminated the obligation to enter and settle funds in foreign currency originated from the export of services to non-residents through the MULC, to the extent that they are not part of the Free On Board (“FOB”) value and/or Cost, Insurance and Freight (“CIF”) of assets exported, eliminated the requirement of a minimum holding period of 72 business hours in relation to the purchase and sale of public securities authorized to trade on the different local and international stock markets, and eliminated the requirement of compulsory entry and liquidation of flows resulting from external debt, including principal and interests. However, the results of capital inflows in the exchange market must be acredited on an account opened by a local financial institution.

Although the Macri administration eliminated such restrictions, we cannot assure you that foreign exchange regulations will not be amended, or that new regulations will not be enacted in the future imposing greater limitations on funds flowing into and out of the Argentine foreign exchange market. Any such new measures, as well as any additional controls and/or restrictions, could materially affect our ability to access the international capital markets and, may undermine our ability to make payments of principal and/or interest on our obligations denominated in a foreign currency or transfer funds abroad to make payments on our obligations (which could affect our financial condition and results of operations). Therefore, Argentine resident or non-resident investors should take special notice of these regulations (and their amendments) that limit access to the foreign exchange market. In the future we may be prevented from making payments in U.S. dollars and/or making payments outside of Argentina due to the restrictions in place at that time in the foreign exchange market and/or due to the restrictions on the ability of companies to transfer funds abroad

The Argentine economy could be adversely affected by political and economic developments in other global markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. The international scenario shows contradictory signals of global growth, as well as high financial and exchange uncertainty. Although such conditions may vary from country to country, investor reactions to events occurring in one country may affect capital flows to issuers in other countries, and consequently affect the trading prices of their securities. Decreased capital inflows and lower prices in the securities market of a country may have an adverse effect on the real economy of those countries in the form of higher interest rates and foreign exchange volatility.

During periods of uncertainty in international markets, investors generally choose to invest in high-quality assets (“flight to quality”) over emerging market assets. This has caused and could continue to cause an adverse impact on the Argentine economy and could continue to adversely affect the country’s economy in the near future. On June 20, 2018, MSCI Inc., a leading provider of indexes and portfolio construction and risk management tools and services for global investors (“MSCI”), reclassified and promoted Argentina to emerging markets status after being dropped to frontier status in May 2009. The MSCI Argentina Index will be included in the MSCI Emerging Markets Index in May 2019. However, MSCI will continue to restrict the inclusion in the index to only foreign listings of Argentinian companies, such as American Depositary Receipts, as the feedback from international institutional investors stated that higher liquidity across the domestic market is needed before considering a shift from offshore to onshore listings. MSCI will reevaluate this decision as liquidity conditions the ByMA continue to improve.

Most emerging economies have been affected by the change in the U.S. monetary policy, resulting in the sharp unwinding of speculative asset positions, depreciations and increased volatility in the value of their currencies and higher interest rates. The general appreciation of the U.S. dollar resulting from a more restrictive U.S. monetary policy contributed to the fall of the international price of raw materials, increasing the difficulties of emerging countries which are exporters of these products. There is global uncertainty about the degree of economic recovery in the United States, with no substantial positive signals from other developed countries and an increased risk of a general deceleration in developing countries, specifically China, which is the main importer of Argentine commodities. Moreover, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide. The Eurozone finance ministers, at a meeting held in August 2015, agreed a third bailout deal for Greece, which required the approval of several countries such as Germany, one of its main creditors.

Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and the results of our operations. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian depreciation in January 1999.

Likewise, the “flight to quality” has also affected Argentina, causing a deterioration of its sovereign spread that reached 783 basis points on September 4, 2018, based on the J.P. Morgan EMBI+ Index, worseningthe conditions for accessing new external financing. On October 26, 2018, the Argentine country risk index reached 670 basis points by.

Argentina is affected by economic conditions of its major trade partners, such as Brazil, which devalued its currency in early February 2015, causing the Brazilian real to suffer the steepest depreciation in over a decade. Brazil, which is Argentina’s main trading partner, has experienced GDP contraction in recent years (3.5% in 2015 and 3.5% in 2016). Although Brazil’s economic outlook seems to be improving, a further deterioration of economic activity, a delay in Brazil’s expected economic recovery or a slower pace of economic improvement in Brazil may have a negative impact on Argentine exports and on the overall level of economic and industrial activity in Argentina, particularly with respect to the automotive industry. In February 2016, Standard & Poor’s downgraded Brazil’s credit rating to BB. In December 2015 and February 2016, Fitch Ratings and Moody’s, respectively, also downgraded Brazil’s credit ratings to BB+ and Ba2, respectively. In 2017, Brazil experienced a slight increase in its GDP, increasing by 1.0%. If the Brazilian economy’s current recovery stalls or once again deteriorates, the demand for Argentine exports may be adversely impacted. In turn, on October 28, 2018, the presidential elections were held in Brazil, with the conservative candidate Jair Bolsonaro as the winner in the final round with 55.1% of the votes, who will take office on January 1, 2019. We can not predict the impact on the global economy, and particularly in Argentina, of the policies of the Bolsonaro´s administration and, consequently, the results of our business, financial condition and the results of our operations.

Moreover, Argentina may be affected by other countries that have influence over world economic cycles, such as the United States or China. In particular, China, which is the main importer of Argentine commodities, saw the yuan depreciate since the end of 2015, which has adversely affected companies with substantial exposure to that country. Depreciation of the yuan continued during 2016, and Chinese economic growth slowed in 2016 and 2017. The slowdown of the Chinese economy and increased volatility of its financial markets could impact financial markets worldwide, which, in turn, could increase the cost and availability of financing both domestically and internationally for Argentine companies. Starting in April 2018, the U.S. imposed tariffs on steel and aluminum imports from China, as well as Canada and countries in the European Union. On July 6, 2018, the United States imposed 25% tariffs on US$34 billion worth of Chinese goods, which then led China to respond with similarly sized tariffs on United States’ products. On July 10, 2018, the Office of the U.S. Trade Representative (USTR) announced a 10% tax on a US$200 billion list of 5,745 Chinese products, implemented as of September 24, 2018. Also, on September 18, 2018, the Chinese government announced a 5% to 10% tax on a US$60 billion list of 5,207 American goods, implemented as of September 24, 2018. A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, the results of our operations, financial condition and the trading price for our GDSs.

If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession; the Argentine economy would be affected by a decrease in exports. All of these factors could have a negative impact on us, our business, operations, financial condition and prospects.

In a non-binding referendum on the United Kingdom’s membership in the European Union on June 23, 2016, a majority of those who voted approved the United Kingdom’s withdrawal from the European Union. Any withdrawal by the United Kingdom from the European Union (referred to as “Brexit”) would occur after, or possible concurrently with, a process of negotiation regarding the future terms of the United Kingdom’s relationship with the European Union, which could result in the United Kingdom losing access to certain aspects of the single EU market and the global trade deals negotiated by the European Union on behalf of its members. Negotiations for the exit of the United Kingdom began in early 2017 and the probable date for the departure is March 2019. As a result of Brexit, London could cease to be the financial center of Europe and some banks have already announced their intention to transfer many jobs to continental Europe and Ireland and have indicated that Germany could replace London as the financial center of Europe. The possible negative consequences of Brexit include an economic crisis in the United Kingdom, a short-term recession and a decrease of investments in public services and foreign investment. The greatest impact of Brexit would be on the United Kingdom, however the impact may also be significant to the other member states.

As for Argentina, the consequences of Brexit are linked to the weakening of the pound and the euro, which has led to a significant appreciation of the U.S. dollar worldwide. An appreciation of the U.S. dollar and increased risk aversion could lead to a negative effect on the price of raw materials, which would be reflected in the products that Argentina exports to Europe. Another direct consequence of “Brexit” could be a decrease in prices of most commodities, a factor that could affect Argentina if prices stay low in the long term. Bilateral trade could also suffer, but would not be material, as the United Kingdom currently only represents approximately 1% of Argentina’s total imports and exports. In addition, it is possible that Brexit could complicate Argentina’s ability to issue additional debt in the international capital markets, as funding would be more expensive.

Donald Trump was elected president on November 8, 2016 and took office on January 20, 2017. The election of the new administration has generated volatility in the global capital markets. The new administration has implemented a comprehensive tax reform and has begun implementing more protectionist policies. The U.S. Federal Reserve recently increased the U.S. federal funds target rate, which has created additional volatility in the U.S. and the international markets. Changes in social, political, regulatory, and economic conditions in the United States or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations. The effect of these protectionist policies in the global economy remains uncertain.

Global economic conditions may also result in depreciation of regional currencies and exchange rates, including the Peso, which would likely also cause volatility in Argentina. The effect of global economic conditions on Argentina could reduce exports and foreign direct investment, resulting in a decline in tax revenues and a restriction on access to the international capital markets, which could adversely affect our business, financial condition and results of operations. A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, our results of operations, financial condition and the trading price for our GDSs.

A decline in the international prices for Argentina’s main commodity exports or appreciation of the peso against the U.S. dollar could affect the Argentine economy and adversely affect the foreign exchange market, and have an adverse effect on our business financial condition and results of operations.

High commodity prices have contributed significantly to the increase in Argentine exports since the third quarter of 2002 as well as in government revenues from export taxes. However, this reliance on the export of commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices. For example, the average monthly price of soybeans has decreased from US$684 per metric ton in August 2012 to US$404 per metric ton in August in July 2018. If international commodity prices decline, the Argentine Government’s revenues would decrease significantly, which could adversely affect Argentina’s economic activity.

In addition, adverse weather conditions can affect agricultural production, which accounts for a significant portion of Argentina’s export revenues. In 2018, Agentina suffered a severe drought, resulting in a year-on-year contraction of GDP of 4.2% in the second quarter of 2018, mainly as a result of the year-on-year decrease of 31.6% in the agricultural, livestock, hunting and forestry sectors. These circumstances could have a negative impact on the levels of government revenues, available foreign exchange and the Argentine Government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the Argentine Government’s reaction. Either of these results would adversely impact Argentina’s economy growth and, therefore, our business, financial condition and results of operations.

A significant increase in the real appreciation of the peso could affect Argentina’s competitiveness, substantially affecting exports, and this in turn could prompt new recessionary pressures on the country’s economy and a new imbalance in the foreign exchange market, which could lead to a high degree of volatility in the exchange rate. More importantly, in the short term, a significant appreciation of the real exchange rate could substantially reduce Argentine public sector’s tax revenues in real terms, given the strong reliance on taxes on exports (withholdings). The occurrence of the foregoing could lead to higher inflation and potentially materially and adversely affect the Argentine economy, as well as our business, financial condition and results of operations.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession and the forced conversion of energy tariffs into pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which prompted the Argentine Government to adopt a series of measures that have resulted in industry shortages and/or higher costs. In particular, Argentina has been importing natural gas to compensate for shortages in local production. In order to pay for natural gas imports the Argentine Government has frequently used Central Bank reserves given the absence of foreign direct investment. If the Argentine Government is unable to pay for imports of natural gas, economic activity, business and industries may be adversely affected.

The Argentine Government has taken a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment required to increase natural gas production and electric energy transportation capacity and generation over the medium- and long-term is not available, economic activity in Argentina could be curtailed, and with it our operations. As a first step of these measures, a series of tariff increases and subsidy reductions (primarily applicable to industries and high-income consumers) were implemented. On December 17, 2015, and after publication of Decree No. 134/2015, the Macri administration declared the National Electricity System Emergency until December 31, 2017 and ordered the Ministry of Energy and Mining to propose measures and guarantee the electrical supply. Ministry of Energy and Mining Resolution No. 06/2016 of January 2016 set new seasonal reference prices for power and energy on the Mercado Eléctronico Mayorista (MEM) for the period from February 1, 2016 to April 30, 2016 and set an objective to adjust the quality and security of electricity supply.

In February 2016, the Argentine Government reviewed the schedule of electricity and gas tariffs and eliminated the subsidies of these public services, which would have resulted in increases of 500% or more in energy costs, except for low-income consumers. By correcting tariffs, modifying the regulatory framework and reducing the Argentine Government’s participation in the energy sector, the Argentine Government sought to correct distortions in the energy sector and make the necessary investments. In July 2016, a federal court in the city of La Plata suspended the increase in the gas tariff throughout the Province of Buenos Aires. On August 3, 2016, a federal court in San Martín suspended the increase in gas tariffs throughout the country until a public hearing was held to discuss the rate increase. The judgment was appealed to the Supreme Court, and on August 18, 2016, the Supreme Court ruled that the increase in the gas tariff of residential users could not be imposed without a public hearing. On September 16, 2016, the public hearing was held where it was agreed that the gas tariff would increase by approximately 200% in October 2016, with biannual increases through 2019.

As for other services, including electricity, a public hearing was held on October 28, 2016 to consider a proposed 31% tariff increase sought by energy distributors. Subsequently, the Argentine Government announced increases in electricity rates of between 60% and 148%. On March 31, 2017, the Ministry of Energy and Mining published a new tariff schedule with increases of approximately 24% for supply of natural gas by networks that had been partially regulated since April 1, 2017In addition, on November 17, 2017, a public hearing convened by the Minister of Energy and Mining was held to update the tariff schedule for natural gas and electricity. The new tariff schedule foresees a gradual reduction of subsidies, resulting in an increase, between December 2017 and February 2018, between 34% and 57% (depending on the province) for natural gas and 34% for electricity. In addition, on May 31, 2018, the Argentine Congress approved a law seeking to limit the increase in energy tariffs implemented by the Macri administration, which was subsequently vetoed by President Macri. On August 1, 2018, pursuant Resolution No. 208/2018 of the National Electricity Regulatory Board (ENRE), the Ministry of Energy published a new tariff schedule with increases in electricity rates.

Changes change in energy regulatory framework and the establishment of increased tariffs for the supply of gas and electricity could affect our cost structure and increase operating and public service costs. Moreover, the significant increase in the cost of energy in Argentina, could have an adverse effect on the Argentine economy, and therefore, on our business, financial condition and results of operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect the Argentine economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations.

The lack of a solid institutional framework and the notorious incidents of corruption that have been identified as a significant problem for Argentina. In Transparency International’s Corruption Perceptions Index survey, Argentina ranked 85 out of 180 in 2017, 95 out of 167 in 2016 and 106 out of 167 countries in 2015. In the World Bank’s “Doing Business 2017” report, Argentina ranked 116 out of 190 countries.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and its ability to attract foreign investment, the Macri administration announced various measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the signing of collaboration agreements with with the judicial Branch in corruption investigation, greater access to public information, the seizure of assets of officials prosecuted for corruption, the increase of the powers of the Argentine Anti-Corruption Office and the approval of a new public ethics law, among others. The Argentine Government’s ability to implement these initiatives remains uncertain since it would require the participation of the judiciary as well as the support of opposition legislators. We cannot guarantee that the implementation of these measures will be successful.

Current corruption investigations in Argentina could have an adverse impact on the development of the economy and investor confidence.

The Argentine Government has announced a large-scale corruption investigation in Argentina. The investigation relates to payments over the past decade to government officials from businessmen and companies who had been awarded large government contracts. As of the date of this annual report, several Argentine businessmen, mainly related to public works, and approximately fifteen former government officials of the Fernández de Kirchner administration are being investigated for bribery to the State. As a result, on September 17, 2018, the former president of Argentina, Cristina Fernandez de Kirchner, and several businessmen were prosecuted for illegal association, and goods for Ps. 4 billion were seized.

Depending on the results of such investigations and the time it takes to conclude them, the companies involved could face, among other consequences, a decrease in their credit rating, be subject to claims by their investors, as well as experiencing restrictions on financing through the capital markets. These adverse effects could hamper the ability of these companies to meet their financial obligations on time. In connection with the aforementioned, the lack of future financing for these companies could affect the realization of the projects or works that are currently in execution.

In addition, the effects of these investigations could affect the investment levels in infrastructure in Argentina, as well as the continuation, development and completion of public works and Public-Private Participation projects, which could ultimately lead to lower growth in the Argentine economy.

As of the date of this annual report, we have not estimated the impact that this investigation could have on the Argentine economy. Likewise, we cannot predict for how long corruption investigations could continue, what other companies might be involved, or how important the effects of these investigations might. In turn, the decrease in investors’ confidence, among other factors, could have a significant adverse impact on the development of the Argentine economy, which could adversely affect our business, financial condition and the results of our operations.

If Argentina’s implementation of laws relating to anti-money laundering and to combating the financing of terrorism (AML/CRT) are insufficient, Argentina may have difficulties in obtaining international financing and/or attracting foreign direct investments.

In October 2010, the Financial Action Task Force (“FATF”) issued a Mutual Evaluation Report (the “Mutual Report”) on Anti-Money Laundering and Combating the Financing of Terrorism in Argentina, including the evaluation of Argentina as of the time of the on-site visit which took place in November 2009. This report stated that since the latest evaluation, finalized in June 2004, Argentina had not made adequate progress in addressing a number of deficiencies identified at the time, and the FATF has since placed Argentina on an enhanced monitoring process. Moreover, in February 2011, Argentina, represented by the Minister of Justice and Human Rights, attended the FATF Plenary, in Paris, in order to present a preliminary action plan. FATF granted an extension to implement changes. In June 2011, Argentina made a high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies. In compliance with recommendations made by the FATF on money laundering prevention, on June 1, 2011 the Argentine Congress enacted Law No. 26,683. Under this law, money laundering is now a crime per se, and self-laundering money is also considered a crime. Additionally, in June 2012, the Plenary meeting of the FATF held in Rome highlighted the progress made by Argentina but also urged the country to make further progress regarding its AML/CFT deficiencies. Notwithstanding the improvements that Argentina made, in October 2012 the FATF determined that certain strategic AML/CFT deficiencies continued, and that Argentina would be subject to continued monitoring.

Since October 2013, Argentina has taken steps towards improving its AML/CFT regime, including issuing new regulations to strengthen suspicious transaction reporting requirements and expanding the powers of the financial sector regulator to apply sanctions for AML/CFT deficiencies. Such progress has been recognized by the FATF. In this regard, the FATF (pursuant to its report dated June 27, 2014) concluded that Argentina had made significant progress in adopting measures to address AML/CFT deficiencies identified in the Mutual Report, and that Argentina had strengthened its legal and regulatory framework, including: (i) reforming and strengthening penalties for money laundering by enhancing the scope of reporting parties covered and transferring AML/CFT supervision to the Financial Information Unit (Unidad de Información Financiera or “UIF”) of the Ministry of Treasury; (ii) enhancing terrorist financing penalties, in particular by criminalizing the financing of terrorist acts, terrorists, and terrorist organizations; (iii) issuing, through the UIF, a series of resolutions concerning customer due diligence (CDD) and record-keeping requirements as well as other AML/CFT measures to be taken by reporting parties; and (iv) creating a framework to comply with United Nations Security Council Resolutions 1,267 and 1,373. As a result of such progress, the FATF Plenary concluded that Argentina had taken sufficient steps toward technical compliance with the core and key recommendations and should thus be removed from the monitoring process. In addition, on October 24, 2014, the FATF acknowledged Argentina’s significant progress in improving its AML/CFT regime and noted that Argentina had established the legal and regulatory framework to meet commitments in its action plan and would no longer be subject to the FATF’s AML/CFT compliance monitoring process, and concluded that Argentina would continue to work with the FATF and the Financial Action Task Force of Latin America (Grupo de Acción Financiera de América del Sur, or “GAFISUD”) to address any other issues identified in its Mutual Report.

In February 2016, the “National Coordination Program for the Prevention of Asset Laundering and the Financing of Terrorism” was created by Executive Decree No. 360/2016 as an instrument of the Ministry of Justice and Human Rights, charged with the duty to reorganize, coordinate and strengthen the national system for the prevention of money laundering and the financing of terrorism, taking into consideration the specific risks that might impact Argentina and the global emphasis on developing more effective compliance with international regulations and the standards of the FATF. In addition, relevant rules were modified to designate the Ministry of Justice and Human Rights as the coordinator at the national level of public and private agencies and entities, while the UIF coordinate activities that relate to financial matters.

Recently, in the context of the voluntary disclosure program under the Argentine tax amnesty, Law No. 27,260 and its regulatory decree No. 895/2016, clarified that the UIF has the power to communicate information to other public agencies that deal with intelligence and investigations if the UIF is in possession of evidence that crimes under the Anti-Money Laundering Law may have been committed. In addition, pursuant to the UIF Resolution No. 92/2016, reporting agents must adopt special risk management system to address the complying with the law as well as to report operations carried out under the tax amnesty.

Although Argentina has made significant improvements in its AML/CFT regulations, and is no longer subject to the FATF’s on-going global AML/CFT monitoring process, no assurance can be given that Argentina will continue to comply with AML/CFT international standards, or that Argentina will not be subject to compliance monitoring in the future, any of which could adversely affect Argentina’s ability to obtain financing from international markets and attract foreign investments.

We are exposed to risks in relation to compliance with anti-corruption and anti-bribery laws and regulations.

Our operations are subject to various anti-corruption and anti-bribery laws and regulations, including the Corporate Criminal Liability Law and the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). Both the Corporate Criminal Liability Law and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities in which the employees are considered government officials. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements.

Although we have internal policies and procedures designed to ensure compliance with applicable anti-corruption and anti-bribery laws and regulations, there can be no assurance that such policies and procedures will be sufficient. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties being imposed on us, limits being placed on our activities, our authorizations and licenses being revoked, damage to our reputation and other consequences that could have a material adverse effect on our business, results of operations and financial condition. Further, litigations or investigations relating to alleged or suspected violations of anti-corruption laws and sanctions regulations could be costly.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, together with Brazilian political and economic conditions, may adversely affect us.

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

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 3.9%, 1.8%, 2.7% and 0.1%, in 2011, 2012, 2013 and 2014, respectively, and GDP decreased 3.8% in 2015, 3.6% in 2016 and an increased 1% in 2017 and remained stable in the first six months of 2018.

As a result of investigations carried out in connection with the Lava Jato operation related to corruption in Brazil, a number of senior politicians, including congressmen, and executive officers of some of the major state-owned companies in Brazil have resigned or been arrested while others are being investigated for allegations of unethical and illegal conduct. The matters that have come, and may continue to come, to light as a result of, or in connection with, the Lava Jato operation and other similar operations have adversely affected, and we expect that they will continue to adversely affect, the Brazilian economy, markets and trading prices of securities issued by Brazilian issuers in the near future.

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

In addition, on December 2, 2015, the Brazilian Congress opened impeachment proceedings against Brazilian President Dilma Rousseff for allegedly breaking federal budget laws during her term. On August 31, 2016, following a trial by the Senate, President Dilma Rousseff was impeached and Vice-President Michel Temer was sworn in as president. The president of Brazil has the power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses including us. The impeachment proceedings have adversely affected and we expect that they will continue to adversely affect the Brazilian markets and prices of securities issued by Brazilian issuers or subsidiaries of Brazilian companies. We cannot predict the effects of the recent impeachment proceedings on the Brazilian economy. More recently, in May 2017, the development of the investigations conducted by the Federal Police Department and the
General Federal Prosecutor’s Office has increased uncertainty with respect to the future prospects of the Brazilian markets. Furthermore, although the Brazilian Superior Electoral Court (Tribunal Superior Eleitoral) in a 4 to 3 vote has recently acquitted Dilma Rousseff and Michel Temer of charges of illegal campaign financing that could annul the presidential election that took place in 2014 and ultimately could require President Michel Temer to vacate the presidential office, this decision may still be appealed to the Brazilian Supreme Court (Supremo Tribunal Federal). In addition, a number of requests for impeachment have been filed against Mr. Temer, as well as criminal charges by the Brazilian Federal Prosecutor’s Office, which could also result in his removal from office, after allegations surfaced that Mr. Temer had allegedly been leading a political corruption related criminal organization. Furthermore, recently a Brazilian federal appeals court unanimously upheld the conviction of former president Luís Inácio Lula da Silva on corruption charges uncovered by the Lava Jato operation; however, this decision can still be appealed to the Brazilian Supreme Court. On April 7, 2018, Luís Inácio Lula da Silva began his prison sentence. We cannot predict whether these investigations and lawsuits as well as the imprisonment of Luís Inácio Lula da Silva will bring about further economic and political instability or if new allegations against high officers of the Brazilian Federal Government will arise in the future. In addition, we cannot predict the results of any such investigations, including their effects over the Brazilian economy. The development of such cases may negatively affect us.

Also, on October 28, 2018, the presidential elections were held in Brazil, with the conservative candidate Jair Bolsonaro as the winner in the final round with 55.1% of the votes, who will take office on January 1, 2019. We can not predict the impact on the global economy, and particularly in Argentina, of the policies of the Bolsonaro´s administration and, consequently, the results of our business, financial condition and the results of our operations.

Inflation, coupled with the Brazilian government’s measures to fight inflation, may hinder Brazilian economic growth and increase interest rates, which could have a material adverse effect on us.

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year on December 31, 2010. The SELIC rate has increased since then and, as of June 30, 2018, it was 1.07% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were 3.67% in 2014, 10.54% in 2015, 7.18% in 2016 and (-0.52%) in 2017. Cumulative inflation in the first six months of 2018, calculated by the same index, was 5.39%%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2018, certain of our loans were subject to interest rate fluctuations such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

Risks Relating to other Countries Where We Operate

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

Uncertainty on whether governments will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty and heightened volatility in the securities markets, which may have a material and adverse effect on our business, results of operations and financial condition. In addition, an eventual reduction of foreign investment in any of the countries where we operate may have a negative impact on such country’s economy, affecting interest rates and the ability of companies to access financial markets.

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

In 2015, the U.S. dollar to peso exchange rate increased 53% as compared to 2014. In 2016, the U.S. dollar to peso exchange rate increased 22% as compared to 2015. In 2017, the U.S. dollar to peso exchange rate increased 18% as compared to 2016. This trend continued in the first few months of 2018, with an increase of 7% from December 31, 2017 to March 31, 2018. Further, the U.S. dollar to peso exchange rate increased approximately 97.7%, from Ps.20.69 in April 27, 2018 to Ps.40.90 as of September 28, 2018. We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

Historically, the Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented several economic plans and adopted a series of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. During 2018, the Real depreciated 27% against the U.S. dollar.

The Israeli currency did not suffer important fluctuations during the last years. During 2018, NIS depreciated 2.7% against the U.S. dollar.

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

According to INDEC, the CPI increased 24.8% in 2017 and 1.8%, 2.4%, 2.3%, 2.7%, 2.1%, 3.7%, 3.1%, 3.9% and 6.5% for January, February, March, April, May, June, July, August and September 2018, respectively.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, has had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.8% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.3% in 2010, inflation of 5.1% in 2011, inflation of 7.8% in 2012, inflation of 5.5% in 2013, inflation of 3.7% in 2014, inflation of 10.5% in 2015, 7.2% in 2016, (0.53)% in 2017 and 5.39% for the first six months of 2018, as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy has changed in the last two years, when the Brazilian government decreased the interest rate by 525 basis points. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 10.0% in 2013, 11.75% in 2014, 14.25% in 2015, 13.75% in 2016, and 7% in 2017 as determined by the Comitê de Política Monetária, or COPOM. As of June 30, 2018, the SELIC was 6.50%.

Supply problems at our farms and processing facilities and impair our ability to deliver our products to our customers in a timely manner Argentina and/or Brazil may experience high levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures may also weaken investor confidence in Argentina and/or Brazil, curtail our ability to access foreign financial markets and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on us. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If the countries in which we operate experience high levels of inflation in the future and price controls are imposed, we may not be able to adjust the rates we charge our customers to fully offset the impact of inflation on our cost structures, which could adversely affect our results of operations or financial condition.

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

The result of our operations are dependent upon economic conditions in Paraguay, in which we operate, and any decline in economic conditions could harm our results of operations or financial condition.

As of June 30, 2018, 0.4% of our assets were located in Paraguay. Paraguay has a history of economic and political instability, exchange controls, frequent changes in regulatory policies, corruption, and weak judicial security. However, in 2013, Paraguay had the highest GDP growth rate in Latin America and the third highest in the world with 14%. Since then, GDP has grown by 4% in 2014, 3% in 2015, 3.8% in 2016 and 4.3% in 2017. The Paraguay’s GDP is closely related to the performance of the Paraguayan agricultural sector, which can be volatile and could adversely affect our business, financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Central Bank of Paraguay participates actively in the exchange market in order to reduce volatility. In 2017, the Paraguayan currency appreciated against the dollar by 3.0%, while in 2016 the appreciation was 0.7%. Although the Paraguayan currency appreciated during 2017, the local currency follows the regional and world trends. A significant depreciation of the local currency could adversely affect our business, financial condition and results of operations. However, since most of our costs of raw materials and supplies are denominated in U.S. dollars, a significant depreciation of the local currency could adversely affect our business, financial condition and results of operations, as well as impact other expenses, such as as professional fees and maintenance costs.

In addition, a significant deterioration in the economic growth of Paraguay or any of its main trading partners, such as Brazil or Argentina, could have a material impact on the trade balance of Paraguay and could adversely affect their economic growth, which could adversely affect our business, financial condition and results of operations.

The result of our operations are dependent upon economic conditions in Bolivia, in which we operate, and any decline in economic conditions could harm our results of operations or financial condition.

As of June 30, 2018, 0.4% of our assets were located in Bolivia. Bolivia is exposed to frequent has a history of economic, social and political instability, exchange controls, frequent changes in regulatory frameworks policies, civic and labour strikes, high tax rates and corruption among state officials, the judiciary and also the private sector.

Bolivia is exposed to high risk of social unrest, causing marches and roadblocks deployed by protesters to pressure the government, increasing disruption risks. Furthermore, protests over environmental issues often overlap significantly with labour disputes, which can escalate into disruptive forms of protest, including site occupations.

In turn, the Bolivian economy is the 14th largest in Latin America and is heavily dependent on export commodities such as natural gas and minerals. Bolivia’s GDP growth over the last decade has been among the highest in Latin America, growing by 6.8% in 2013, 5.5% in 2014, 4.9% in 2015, 4.3% in 2016 and 4.2% in 2017.averaging 5% per year. Within this context, inflation has been relatively low and under control for the last 30 years. The inflation rate for 2017 was around 2.7% with a slightly higher figure expected for 2018. In addition, Bolivia it is in the process of becoming an active partner of MERCOSUR, a common market aiming to gradually integrate economic activity among Brazil, Argentina, Uruguay, Paraguay and Bolivia.

A significant deterioration in the global and internal macroeconomics, political stability or social unrest of Bolivia, could have a material impact on their economic growth, which could adversely affect our business, financial condition and results of operations.

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

According to the United States Department of Agriculture (“USDA”) estimates, Argentina’s crops output (wheat, corn and soybean) for the 2017/2018 season is expected to decrease by 23%, reaching a production of 87.8 million tons, as compared to the previous cycle. The forecast shows mainly an increase in the planted area, with a focus on wheat and corn, which is additionally enhanced by a slightly better expected yield in comparison with the 2016/2017 campaign. The estimated production of soybean is supposed to reach 37.8 million tons, the wheat production 18 million tons and the corn production 32 million tons.

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

On September 4, 2018, pursuant to Decree 793/2018, the Argentine Government restablished, until December 31, 2020, a 12% export tax on commodities with a cap of Ps.4 for each dollar for primary commodities and Ps.3 for the rest of the manufactured products.

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

If we are unable to maintain our relationships with our customers, our business may be adversely affected.

Our cattle sales are diversified but we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop sales. During the fiscal year 2018, we sold our products to approximately 500 customers. Sales of agricultural products to our ten largest customers represented approximately 60% of our net agricultural sales for the fiscal year ended June 30, 2018. Of these customers, our most important customers were Cargill S.A.C.I., Cofco, ADM AGR, Bunge Alimentos S. A. and Vicentin SACI.

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

We consolidated our financial statements with our subsidiary Brasilagro. Brasilagro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. Brasilagro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). Brasilagro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. Brasilagro’s business strategy may not be successful, and if not successful, Brasilagro may be unable to successfully modify its strategy. Brasilagro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in Brasilagro, this would likely materially and adversely affect our business. As of June 30, 2018, we owned 43.29% of the outstanding common shares of Brasilagro.

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

As of June 30, 2018, we owned land reserves extending over more than 355,395 hectares that were purchased at very attractive prices. In addition, we have a concession over 106,400 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

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

Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. Also, the Macri administration in Argentina declared a state of emergency with respect to the national energy system which remained in effect until December 31, 2017. In addition, through Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the National Electricity Regulatory Agency (Ente Nacional Regulador de la Electricidad), the Macri administration announced the elimination of a portion of energy subsidies then in effect and implemented a substantial increase in electricity tariffs. As a result, average electricity prices increased substantially and could increase further in the future. If energy supply is cut for an extended period of time or energy tariffs continue increasing and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2018, our consolidated financial debt amounted to Ps.206,633 million (including IDBD’s debt outstanding as of that date plus accrued and unpaid interest on such indebtedness and deferred financing costs). We cannot assure you that we will have sufficient cash flows and adequate financial capacity in the future. While the commitments and other covenants applicable to IDBD’s debt obligations do not have apply IRSA since such it is not recourse to IRSA and it is not guaranteed by IRSA’s assets, these covenants and restrictions may impair or restrict our ability to operate IDBD and implement our business strategy.

The fact that we are highly leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to changes in market conditions, changes in the real estate industry and economic downturns.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the lenders and/or holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations as they become due.

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

In recent years we made a significant investment in the capital stock of IRSA. As of June 30, 2018, we owned approximately 63.38% of IRSA’s outstanding shares. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The U.S. capital markets have historically been an important source of funding for us, and our ability to obtain financing in the future may be adversely affected by a lack of access to the U.S. markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

Risks relating to IRSA´s business in Argentina

IRSA is subject to risks inherent to the operation of shopping malls that may affect IRSA´s profitability.

IRSA´s shopping malls are subject to various factors that affect their development, administration and profitability, including:

● decline in IRSA´s leases prices or increases in levels of default by its tenants due to economic conditions, increases in interest rates and other factors outside its control;

● the accessibility and attractiveness of the area where the shopping mall is located;

● the intrinsic attractiveness of the shopping mall;

● the flow of people and the level of sales of rental units in its shopping malls;

● the increasing competition from internet sales;

● the amount of rent collected from tenant at IRSA´s shopping mall;

● changes in consumer demand and availability of consumer credit (considering the limits imposed by the Central Bank to interest rates charged by financial institutions), both of which are highly sensitive to general macroeconomic conditions; and

● fluctuations in occupancy levels in IRSA´s shopping malls.

An increase in IRSA´s operating costs, caused by inflation or by other factors, could have a material adverse effect on us if IRSA´s tenants are unable to pay higher rent as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. All of IRSA´s shopping malls and commercial properties, under Operations Center in Argentina, are located in Argentina, and, as a consequence, their business is vulnerable to recession and economic downturns in Argentina. For example, during the economic crisis in Argentina that began in 2001, consumer spending decreased significantly, and higher unemployment, political instability and high rates of inflation significantly reduced consumer spending and resulted in lower sales that led some tenants to shut down. Persistently poor economic conditions in Argentina in the future could result in a decline in discretionary consumer spending which will likely have a material adverse effect on the revenues from shopping mall activity and thus on IRSA´s business.

IRSA´s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on its results of operations and financial condition.

For the fiscal year ended June 30, 2018, 86% of IRSA´s sales from leases and services provided by the Shopping Malls segment were derived from shopping malls in the City of Buenos Aires and the Greater Buenos Aires. In addition, all of IRSA´s office buildings are located in the City of Buenos Aires and a substantial portion of IRSA´s revenues in Argentina are derived from such properties. Although IRSA owns properties and may acquire or develop additional properties outside the City of Buenos Aires and the Greater Buenos Aires area, IRSA expects to continue to depend to a large extent on economic conditions affecting those areas. Consequently, an economic downturn in those areas could have a material adverse effect on IRSA´s financial condition and results of operations by reducing its rental income and adversely affect its ability to meet its debt obligations and fund its operations.

IRSA´s performance is subject to risks associated with our properties and with the real estate industry.

IRSA´s operating performance and the value of our real estate assets are subject to the risk that its properties may not be able to generate sufficient revenues to meet its operating expenses, including debt service and capital expenditures, its cash flow and ability to service its debt and to cover other expenses may be adversely affected.

Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

● downturns in the national, regional and local economic climate;

● volatility and decline in discretionary consumer spending;

● competition from other shopping malls and office, and commercial buildings;

● local real estate market conditions, such as oversupply or reduction in demand for retail, office, or other commercial space;

● decreases in consumption levels;

● changes in interest rates and availability of financing;

● the exercise by IRSA´s tenants of their legal right to early termination of their leases;

● vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

● increased operating costs, including insurance expenses, employee expenses, utilities, real estate taxes and security costs;

● civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

● significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs;

● declines in the financial condition of IRSA´s tenants and its ability to collect rents when due;

● changes in its or its tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;

● changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation, confiscation or revocation of concessions; and

● judicial interpretation of the Civil and Commercial Code (effect since August 1, 2015) which may be adverse to its interests.

If any one or more of the foregoing conditions were to affect IRSA´s business, its financial condition and results of operations could be materially and adversely affected.

An adverse economic environment for real estate companies such as a credit crisis may adversely impact IRSA´s results of operations and business prospects significantly.

The success of IRSA´s business and profitability of its operations depend on continued investment in real estate and access to capital and debt financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain its growth. As part of IRSA´s strategy, the Company intends to increase its properties portfolio though strategic acquisitions of core properties at favorable prices, where IRSA believes it can bring the necessary expertise to enhance property values. In order to pursue acquisitions, IRSA may need access to equity capital and/or debt financing. Any disruptions in the financial markets may adversely impact its ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. IRSA´s ability to make scheduled payments or to refinance its existing debt obligations depends on its operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets remains or arises in the future, there can be no assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

IRSA´s revenue and net income may be materially and adversely affected by continuing inflation and any economic slowdown in Argentina.

IRSA´s business is mainly depends on consumer spending since a portion of its revenue from its shopping mall segment derives directly from the sales of its tenants. In addition, its tenants’ revenue relies mainly on the sales to costumers. As a result, its revenue and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which has suffered a significant low in 2018. The Argentine economy and level of consumer spending are influenced by many factors beyond its control, including consumer perception of current and future economic conditions, inflation, political uncertainty, level of employment, interest rates, taxation and currency exchange rates.

Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect its business, financial condition and results of operations.

The loss of tenants could adversely affect the operating revenues and value of IRSA´s properties.

Although no single tenant represents more than 3% of its revenue, if a significant number of tenants at its retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if IRSA failed to retain them, its business could be adversely affected. Further, its shopping malls typically have a significant “anchor” tenant, such as well-known department stores that generate consumer traffic at each mall. A decision by such tenants to cease operations at its shopping malls or its office buildings, as applicable, could have a material adverse effect on IRSA´s financial condition and the results of its operations. In addition, the closing of one or more stores with high consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent relief and/or close their stores or otherwise adversely affect the occupancy rate at the property. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if IRSA is not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

IRSA´s revenue and net income may be materially and adversely affected by continuing inflation and any economic slowdown in Argentina.

IRSA´s business is mainly driven by consumer spending since a portion of our revenue from our shopping mall segment derives directly from the sales of our tenants. In addition, our tenants’ revenue relies mainly on the sales to costumers. As a result, our revenue and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which has suffered a significant low in 2018. The Argentine economy and level of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, level of employment, interest rates, taxation and currency exchange rates.
Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

IRSA may face risks associated with property acquisitions.

IRSA has in the past acquired, and intend to acquire in the future, properties, including large properties that would increase the size of IRSA´s company and potentially alter its capital structure. Although IRSA believes that the acquisitions that the Company has completed in the past and that are expected to undertake in the future have, and will, enhance IRSA´s future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

● IRSA may not be able to obtain financing for acquisitions on favorable terms or at all;

● acquired properties may fail to perform as expected;

● the actual costs of repositioning or redeveloping acquired properties may be higher than IRSA´s estimates; and

● acquired properties may be located in new markets where IRSA may have limited knowledge and understanding of the local economy, absence of business relationships in the area or are unfamiliar with local governmental and permitting procedures.

If IRSA acquire new properties, it may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into its organization and to manage new properties in a way that allows us to realize cost savings and synergies, which could impair its results of operations.

IRSA´s future acquisitions may not be profitable.

IRSA seeks to acquire additional properties to the extent it manages to acquire them on favorable terms and conditions and they meet its investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

● IRSA´s estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

● Acquired properties may fail to achieve, within the time frames, the Company projects, the occupancy or rental rates that expects to achieve at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;

● IRSA´s pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase its total acquisition costs; and

● IRSA´s investigation of a property or building prior to its acquisition, and any representations the Company may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase IRSA´s acquisition cost.

If IRSA acquires a business,the Company will be required to merge and integrate the operations, personnel, accounting and information systems of such acquired business. In addition, acquisitions of or investments in companies may cause disruptions in its operations and divert management’s attention away from day-to-day operations, which could impair its relationships with its current tenants and employees.

Properties IRSA acquires may subject us to unknown liabilities.

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
● liabilities related to changes in laws or in governmental regulations (such as those governing usage, zoning and real property taxes); and
● liabilities incurred in the ordinary course of business.

IRSA´s dependence on rental income may adversely affect its ability to meet its debt obligations.

A substantial part of IRSA´s income is derived from rental income from real property. As a result, its performance depends on its ability to collect rent from tenants. IRSA´s income and funds for distribution would be negatively affected if a significant number of its tenants:

● delay lease commencements;

● decline to extend or renew leases upon expiration;

● fail to make rental payments when due; or

● close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of related rental income. In addition IRSA cannot assure you that any tenant whose lease expires will renew that lease or that IRSA will be able to re-lease space on economically advantageous terms or at all. The loss of rental revenues from a number of its tenants and IRSA´s inability to replace such tenants may adversely affect its profitability and its ability to meet debt service and other financial obligations.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of IRSA´s portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit IRSA´s ability to vary its portfolio in response to economic changes or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from an investment. If income from a property declines while the related expenses do not decline, IRSA´s business would be adversely affected. Further, if it becomes necessary or desirable for us to dispose of one or more of its mortgaged properties, the Company may not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect its business.

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

IRSA´s ability to grow will be limited if the Company cannot obtain additional financing.

IRSA must maintain liquidity to fund IRSA´s working capital, service its outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, the Company could be forced to curtail its operations or IRSA may not be able to pursue new business opportunities.

IRSA´s growth strategy is focused on the development and redevelopment of properties already owned and the acquisition and development of additional properties. As a result, IRSA is likely to depend on an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. IRSA cannot assure you that additional financing, refinancing or other capital will be available in the amounts required or on favorable terms. IRSA´s access to debt or equity capital markets depends on a number of factors, including the market’s perception of risk in Argentina, of our growth potential, its ability to pay dividends, its financial condition, its credit rating and its current and potential future earnings. Depending on these factors, IRSA could experience delays or difficulties in implementing its growth strategy on satisfactory terms or at all.

The capital and credit markets have been experiencing extreme volatility and disruption since the last credit crisis. If IRSA´s current resources do not satisfy its liquidity requirements, IRSA may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of risk in Argentina, of its company or the industry generally.IRSA may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

Disease outbreaks or other public health concerns could reduce traffic in IRSA´s shopping malls.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments enacted regulations limiting the operation of schools, cinemas and shopping malls. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping malls, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-à-vis shopping malls and shopping malls. Similarly, the zika virus pandemic may result in similar courses and outcomes. IRSA cannot assure you that a new disease outbreak or health hazard (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists activity. The recurrence of such a scenario could adversely affect its businesses and results of operations.

Adverse incidents that occur in IRSA´s shopping malls may result in damage to its reputation and a decrease in the number of customers.

Given that shopping malls are open to the public, with ample circulation of people, accidents, theft, robbery and other incidents may occur in IRSA´s facilities, regardless of the preventative measures the Company adopts. In the event such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer and less violent, which may cause a reduction in the sales volume and operating income of IRSA´s shopping malls.

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

As a result of the foregoing, IRSA is exposed to the risk of increases of inflation under its leases, and the exercise of rescission rights by our tenants could materially and adversely affect our business. IRSA cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

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

IRSA may be liable for certain defects in our buildings.

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

In IRSA´s real estate developments, it usually acts as developers and sellers while construction is carried out by third-party contractors. Absent a specific claim, IRSA cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and IRSA has not recorded provisions associated with them in our financial statements. If IRSA was required to remedy any defects on completed works, our financial condition and results of operations could be adversely affected.

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

Historically, IRSA has sought to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material and adverse effect on IRSA´s financial condition and results of operation.

We are subject to risks inherent to the operation of office buildings that may affect our profitability.

Office buildings are subject to various factors that affect their development, administration and profitability, including:

● a decrease in demand for office space;

● a deterioration in the financial condition of IRSA´s tenants may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

● difficulties or delays renewing leases or re-leasing space;

● decreases in rents as a result of oversupply, particularly of newer buildings;

● competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from IRSA´s tenants; and

● maintenance, repair and renovation costs incurred to maintain the competitiveness of IRSA´s office buildings.

If IRSA is unable to adequately address these factors, any one of them could adversely impact our business, which would have an adverse effect on our financial condition and results of operations.

IRSA´s investment in property development and management activities may be less profitable than IRSA anticipate.

IRSA is engaged in the development and management of shopping malls, office buildings and other rental properties, frequently through third-party contractors. Risks associated with IRSA´s development and management activities include the following, among others:

● abandonment of development opportunities and renovation proposals;

● construction costs of a project may exceed our original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;

● occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on IRSA´s investment;

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

● general changes in IRSA´s tenants demand for rental properties; and

● IRSA may incur capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions.

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

While IRSA´s policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, IRSA is nevertheless subject to risks associated with the construction of properties, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs that, may exceed original estimates, possibly making the associated investment unprofitable. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results.

Greater than expected increases in construction costs could adversely affect the profitability of IRSA´s new developments.

IRSA´s businesses activities include real estate developments. One of the main risks related to this activity corresponds to increases in constructions costs, which may be driven by higher demand and new development projects in the shopping malls and buildings sectors. Increases higher than those included in the original budget may result in lower profitability than expected.

IRSA faces significant competitive pressure.

IRSA´s real estate activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors. Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with IRSA in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business and shopping mall business in Argentina, further increasing this competition. To the extent that one or more of IRSA´s competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If the Company is not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

Substantially all of IRSA´s shopping mall and commercial office properties are located in Argentina. There are other shopping malls and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect both on our ability to lease retail space in our shopping malls or sell units in our residential complexes and on the amount of rent or the sale price that IRSA is able to charge. The Company cannot assure you that other shopping mall operators, including international shopping mall operators, will not invest in Argentina in the near future. If additional companies become active in the Argentine shopping mall market in the future, such competition could have a material adverse effect on our results of operations.

Substantially all of IRSA´s offices and other non-shopping mall rental properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises. In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities.

Some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

IRSA currently carries insurance policies that cover potential risks such as civil liability, fire, loss profit, floods, including extended coverage and losses from leases on all of IRSA´s properties. Although IRSA believes the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in the national market. Should an insured loss or a loss in excess of insured limits occur, IRSA could lose all or a portion of the capital it has invested in a property, as well as the anticipated future revenue from the property. In such an event, IRSA might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. The Company cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of IRSA´s properties were to experience a catastrophic loss, it could seriously disrupt its operations, delay revenue and result in large expenses to repair or rebuild the property. If any of IRSA´s key employees were to die or become incapacitated, the Company could experience losses caused by a disruption in its operations which will not be covered by insurance, and this could have a material adverse effect on IRSA´s financial condition and results of operations.

In addition, IRSA cannot assure you that it will be able to renew its insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive.

An uninsured loss or a loss that exceeds policies on IRSA´s properties could subject us to lost capital or revenue on those properties.

Under the terms and conditions of the leases currently in force on IRSA´s properties, tenants are required to indemnify and hold us harmless from liabilities resulting from injury to persons, or property, on or off the premises, due to activities conducted on the properties, except for claims arising from its negligence or intentional misconduct or that of IRSA´s agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. In addition, IRSAcannot ensure that its tenants will properly maintain their insurance policies or have the ability to pay the deductibles.

Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, IRSA could lose all or part of its capital invested in, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on IRSA´s operating results and financial condition.

Demand for IRSA´s premium properties may not be sufficient.

IRSA has focused on development projects that cater to affluent individuals and have entered into property barter agreements pursuant to which IRSA contributes its undeveloped properties to ventures with developers who will deliver us units at premium locations. At the time the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, IRSA would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on its financial condition and results of operations.

IRSA´s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due.

IRSA had, and expect to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2018, its consolidated financial debt amounted to Ps.206,633 million (including IDBD’s debt outstanding as of that date plus accrued and unpaid interest on such indebtedness and deferred financing costs). IRSA cannot assure you that it will have sufficient cash flows and adequate financial capacity in the future. While the commitments and other covenants applicable to IDBD’s debt obligations do not have apply IRSA since such it is not recourse to IRSA and it is not guaranteed by IRSA’s assets, these covenants and restrictions may impair or restrict its ability to operate IDBD and implement its business strategy.

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

The recurrence of a credit crisis could have a negative impact on IRSA´s major customers, which in turn could materially adversely affect its results of operations and liquidity.

The global credit crisis that began in 2008 had a significant negative impact on businesses around the world. The impact of a future credit crisis on its major tenants cannot be predicted and may be quite severe. A disruption in the ability of IRSA significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of their products and the inability or failure on their part to meet their payment obligations to IRSA´s, any of which could have a material adverse effect on the Company´s results of operations and liquidity.

IRSA is subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which IRSA´s hotels operate is highly competitive. The operational success of its hotels is highly dependent on its ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. Its hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition, the profitability of IRSA´s hotels depends on:

● its ability to form successful relationships with international and local operators to run its hotels;

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

The shift of consumers to purchasing goods over the Internet, where barriers to entry are low, may negatively affect sales at IRSA´s shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. IRSA believes that its target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at IRSA´s properties face increasing competition from online sales and this could cause the termination or non renewal of their lease agreements or a reduction in their gross sales, affecting its Percentage Rent (as defined below) based revenue. If e commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on IRSA´s shopping malls could be materially diminished, having a material adverse effect on its financial condition, results of operations and business prospects.

IRSA´s business is subject to extensive regulation and additional regulations may be imposed in the future.

IRSA´s activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection, antitrust and other requirements, all of which affect its ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. IRSA is required to obtain licenses and authorizations with different governmental authorities in order to carry out its projects. Maintaining IRSA´s licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, IRSA may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

In addition, public authorities may issue new and stricter standards, or enforce or construe existing laws and regulations in a more restrictive manner, which may force IRSA´s to make expenditures to comply with such new rules. Development activities are also subject to risks relating to potential delays in obtaining or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on IRSA´s business.

In the past, the Argentine government imposed strict and burdensome regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of IRSA´s leases provide that the tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting its rental income. IRSA cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of properties in Argentina could negatively affect the Argentine real estate market and the rental market and materially and adversely affect IRSA´ss operations and profitability.

IRSA is dependent on its Board of Directors and its personnel.

IRSA´s success, to a significant extent, depends on the continued employment of Eduardo Sergio Elsztain and certain other members of its board of directors and senior management, who have significant expertise and knowledge of its business and industry. The loss or interruption of their services for any reason could have a material adverse effect on IRSA´s business and results of operations. IRSA´s future success also depends in part upon IRSA´s ability to attract and retain other highly qualified personnel. IRSA cannot assure you that the Company will be successful in hiring or retaining qualified personnel, or that any of its personnel will remain employed by the Company.

Labor relations may negatively impact IRSA.

As of June 30, 2018, 62.7% of its workforce was represented by unions under two separate collective bargaining agreements. Although IRSA currently enjoys good relations with its employees and their unions, they cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

IRSA´s results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect its business, results of operations and financial condition.

As of June 30, 2018, IRSA had fair value gains on investment properties of Ps.22,605 million.. Although the upward revaluation adjustments reflect unrealized capital gains on its investment properties during the relevant periods, the adjustments were not actual cash flow or profit generated from the sales or rental of its investment properties. Unless such investment properties are disposed of at similarly revalued amounts, IRSA will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and will be subject to market fluctuations in those markets.

IRSA cannot guarantee whether changes in market conditions will increase, maintain or decrease the fair value gains on IRSA´s investment properties at historical levels or at all. In addition, the fair value of IRSA´s investment properties may materially differ from the amount IRSA receive from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of its investment properties in the future or if its investment properties are disposed of at significantly lower prices than their valuation or appraised value, its business, results of operations and financial condition may be materially and adversely affected.

Due to the currency mismatches between IRSA´s revenues and liabilities, IRSA has currency exposure.

As of June 30, 2018, the majority of IRSA´s liabilities in its Operations Center in Argentina, such as its Series II and VIII Notes issued by the us, and the Series II and IV issued by IRSA CP, were denominated in U.S. dollars while its revenues are mainly denominated in Pesos. This currency gap exposes IRSA to a risk of volatility in the rate of exchange between the Peso and the U.S. dollar, and IRSA´s financial results are adversely affected when the U.S. dollar appreciates against the Peso. Any depreciation of the Peso against the U.S. dollar correspondingly increases the nominal amount of IRSA´s debt in Pesos, which further adversely effects IRSA´s results of operation and financial condition and may increase the collection risk of IRSA´s leases and other receivables from its tenants, most of which generate Peso denominated revenues.

If the bankruptcy of Inversora Dársena Norte S.A. is extended to IRSA´s subsidiary Puerto Retiro S.A., IRSA will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On April 18, 2000, Puerto Retiro S.A. (“Puerto Retiro”) was served notice of a filing made by the Argentine Government, through the Ministry of Defense, seeking to extend bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”) to the Company. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property purchased in 1993 from Tandanor. Indarsa had acquired 90% of the capital stock in Tandanor from the Argentine Government in 1991. Tandanor’s main business involved ship repairs performed in a 19-hectare property located in the vicinities of La Boca neighborhood and where the Syncrolift is installed. As Indarsa failed to comply with its payment obligation for acquisition of the shares of stock in Tandanor, the Ministry of Defense filed a bankruptcy petition against Indarsa, seeking to extend it to us.

The evidentiary stage of the legal proceedings has concluded. IRSA lodged an appeal from the injunction order, and such order was confirmed by the Court of Appeals on December 14, 2000. The parties filed the arguments in due time and proper manner. After the case was set for judgment, the judge ordered the suspension of the judicial order and requested the case records to issue of a decision based on the alleged existence of pre-judgmental status in relation to the criminal case against former officials of the Ministry of Defense and its former executive officers. For that reason the case will not be assigned until a final judgment is issued in respect of the criminal case.

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

IRSA´s Management and external legal counsel believe that there are sufficient legal and technical arguments to consider that the petition for an extension of the bankruptcy will be dismissed by the court. However, in view of the particular features and progress of the case, this assesment cannot be considered to be conclusive.

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

In July 2013, the answer to the civil action was filed, which contained a number of defenses. Tandanor requested the intervention of the Argentine Government as third party co-litigant in this case, which petition was granted by the Court. In March 2015, both the Argentine Government and the criminal complainant answered the asserted defenses. On July 12, 2016, Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal No. 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). IRSA filed an appeal with regard to this decision, which was rejected. The other two objections were considered in the verdict .

On September 7, 2018, Court read its verdict, according to which the preliminary objection of limitation filed by Puerto Retiro was successful. . However, the deadline for appeals will not begin until The Court publishes the grounds of the ruling, on November 30, 2018. Nevertheless, in the criminal procedure –where Puerto Retiro is not a party- Court ordered the seizure (“decomiso”) of the land known as “Planta 1”. This Court´s verdict is not final, as it is subject to further appeals by any other party of the legal proceeding.

Property ownership through joint ventures or minority participation may limit IRSA´s ability to act exclusively in its interest.

IRSA develops and acquires properties in joint ventures with other persons or entities when IRSA believes circumstances warrant the use of such structures. For example, IRSA currently owns 50% of Quality Invest S.A. (“Quality Invest”), a joint venture that holds its investment in the Nobleza Piccardo plant. IRSA could engage in a dispute with one or more of its joint venture partners that might affect its ability to operate a jointly-owned property. Moreover, IRSA´s joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with IRSA´s objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, IRSA´s joint venture partners may have competing interests in its markets that could create conflicts of interest. If the objectives of IRSA´s joint venture partners are inconsistent with its own objectives, IRSA will not be able to act exclusively in its interests.

If one or more of the investors in any of IRSA´s jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on IRSA´s financial performance. Should a joint venture partner declare bankruptcy, IRSA could be liable for its partner’s common share of joint venture liabilities.

Dividend restrictions in IRSA´s subsidiaries’ debt agreements may adversely affect it.

Dividends paid by IRSA´s subsidiaries are an important source of funds for IRSA´s as are other permitted payments from subsidiaries. The debt agreements of IRSA´s subsidiaries contain covenants restricting their ability to pay dividends or make other distributions. If IRSA´s subsidiaries are unable to make payments to IRSA, or are able to pay only limited amounts, IRSA may be unable to make payments on its indebtedness.

IRSA may face potential conflicts of interest relating to its principal shareholders.

IRSA´s largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through Cresud S.A.C.I.F.y A. (“Cresud”). As of June 30, 2018, such beneficial ownership consisted of: (i) 366,788,243 common shares held by Cresud. See “Item 7 – Major Shareholders and Related Party Transactions.” Conflicts of interest between its management, Cresud and its affiliates may arise in the performance of its business activities. As of June 30, 2018, Mr. Elsztain also beneficially owned (i) approximately 34.74% of Cresud’s common shares and (ii) approximately 86.3% of the common shares of its subsidiary IRSA Commercial Properties (“IRSA CP”). We cannot assure you that its principal shareholders and their affiliates will not limit or cause us to forego business opportunities that its affiliates may pursue or that the pursuit of other opportunities will be in its interest.

Risks Related to our Investment in Banco Hipotecario

Risks Relating to the Argentine Financial System and Banco Hipotecario

Capital stock in Banco Hipotecario

As of June 30, 2018, we owned, through IRSA, approximately 29.91% of the outstanding capital stock of Banco Hipotecario, which represented 0,7% of our consolidated assets from our operations center in Argentina as of such date. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

The growth and profitability of Argentina’s financial system partially depend on the development of long-term funding.

Since most deposits in the Argentine financial system are short-term, a substantial portion of the loans have the same or similar maturities, and there is a small portion of long-term credit lines. The uncertainty with respect to the level of inflation in future years, is a principal obstacle to a faster recovery of Argentina’s private sector long-term lending. This uncertainty has had, and may continue to have a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. If longer-term financial intermediation activity does not grow, the ability of financial institutions, including Banco Hipotecario, to generate profits will be negatively affected.

Banco Hipotecario issues debt in the local and international capital markets as one of its main sources of funding and its capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

The ability of Banco Hipotecario to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. Banco Hipotecario have no control over capital markets conditions, which can be volatile and unpredictable. If Banco Hipotecario is unable to issue debt in the local and/or international capital markets and on terms acceptable to us, whether as a result of regulations, a deterioration in capital markets conditions or otherwise, we would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this were to happen, Banco Hipotecario may be unable to fund our liquidity needs at competitive costs and our business results of operations and financial condition may be materially and adversely affected.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 10.3% in 2015, 9.2% in 2016, 10.4% in 2017 and 10.5% as of June 30, 2018. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the government’s ability to foster sustainable long-term growth, generate fiscal revenues and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2018, such securities issued by the Central Bank represented approximately 9.4% of the total assets of the Argentine financial system. As of June 30, 2018, Banco Hipotecario’s total exposure to the public sector was Ps.3,856.8 million, which represented 5.9% of its assets as of that date, and the total exposure to securities issued by the Central Bank was Ps.10,660.3 million, which represented 22.2% of its total assets as of June 30, 2018.

The quality of Banco Hipotecario’s assets of banco Hipotecario and that of other financial institutions may deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

The capacity of many Argentine private sector debtors to repay their loans has in the past deteriorated as a result of certain economic events in Argentina or macroeconomic conditions, materially affecting the asset quality of financial institutions, including us. From 2009 to 2011, the ratio of non-performing private sector lending declined, with a record non-performing loan ratio of 1.4% as of December 31, 2011 for the financial system as a whole. The improvement was reflected in both the consumer loan portfolio and the commercial portfolio. From 2012, the ratio of non-performing private sector loans for the financial system as a whole increased, reaching 2.0% as of December 31, 2014. In 2015, the ratio of non-performing private sector lending of the financial system as a whole decreased to 1.7% in 2016 and to 1.8% in 2017. Banco Hipotecario experienced the following non-performing loan rates: 2.3%, 2.0%, 2.7% and 3.8% as of December 31, 2014, 2015, 2016 and 2017, respectively. The quality of its loan portfolio is highly sensitive to economic conditions prevailing from time to time in Argentina, and as a result if Argentina were to experience adverse macroeconomic conditions, the quality of Banco Hipotecario’s loan portfolio and the recoverability of our loans would likely be adversely affected. This might affect the creditworthiness of Banco Hipotecario’s loan portfolio and the results of operations.

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

The effects of legislation that restricts our ability to pursue mortgage foreclosure proceedings could adversely affect us.

The ability to pursue foreclosure proceedings through completion, in order to recover on defaulted mortgage loans, has an impact on financial institutions activities. On December 13, 2006, pursuant to Law No. 26,177, the “Restructuring Unit Law” was created to allow all mortgage loans to be restructured between debtors and the former Banco Hipotecario Nacional, insofar as such mortgages had been granted prior to the effectiveness of the Convertibility Law. Law No. 26,313, the “Pre-convertibility Mortgage Loans Restructuring Law,” was enacted by the Argentine Congress on November 21, 2007 and partially signed into law on December 6, 2007 to establish the procedure to be followed in the restructuring of mortgage loans within the scope of Section 23 of the Mortgage Refinancing System Law in accordance with the guidelines established by the Restructuring Unit Law. To this end, a recalculation was established for certain mortgage loans originated by the former Banco Hipotecario Nacional before April 1, 1991.

Executive Branch Decree No. 2,107/08 issued on December 19, 2008 regulated the Pre-convertibility Mortgage Loans Restructuring Law and established that the recalculation of the debt applies to the individual mortgage loans from global operations in effect on December 31, 2008 and agreed upon prior to April 1, 1991, and in arrears at least since November 2007 and remaining in arrears on December 31, 2008. In turn, the Executive Branch Decree No. 1,366/10, published on September 21, 2010, expanded the universe of Pre-convertibility loans subject to restructuring to include the individual mortgage loans not originating in global operations insofar as they met the other requirements imposed by Executive Branch Decree No. 2,107/08. In addition, Law No. 26,313 and its regulatory decrees also condoned the debts on mortgage loans granted before the Convertibility Law in so far as they had been granted to deal with emergency situations and in so far as they met the arrears requirement imposed on the loans subject to recalculation.
Subject to the Central Bank’s supervision, Banco Hipotecario implemented the recalculation of mortgage loans within the scope of the aforementioned rules by adjusting the value of the new installments to a maximum amount not in excess of 20% of household income. In this respect, we estimate that Banco Hipotecario has sufficient loan loss provisions to face any adverse economic impact on the portfolio involved. We cannot assure that the Argentine Government will not enact additional laws restricting our ability to enforce our rights as a creditor and/or imposing a condition or a reduction of principal on the amounts unpaid in our mortgage loan portfolio. Any such circumstance could have a significant adverse effect on our financial condition and the results of our operations.

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

In addition, the Civil and Commercial Code, among other things, modifies the applicable regime for contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; provided however that the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion. However, in recent years some court decisions have established the obligation to pay the in foreign currency when it was so freely agreed by the parties.IRSA is not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank’s charter) will not result in significant costs to the Company, or will otherwise have an adverse effect on Banco Hipotecario’s operations.

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

The exposure of Banco Hipotecario to individual borrowers could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial portion of Banco Hipotecario’s loan portfolio consists of loans to individual customers in the lower-middle to middle income segments of the Argentine population. The quality of Banco Hipotecario’s portfolio of loans to individuals is dependent to a significant extent on economic conditions prevailing from time to time in Argentina. Lower-middle to middle income individuals are more likely to be exposed to and adversely affected by adverse developments in the Argentine economy than corporations and high-income individuals. As a result, lending to these segments represents higher risk than lending to such other market segments. Consequently, Banco Hipotecario may experience higher levels of past due amounts, which could result in higher provisions for loan losses. Therefore, there can be no assurance that the levels of past due amounts and subsequent charge-offs will not be materially higher in the future.

An increase in fraud or transaction errors may adversely affect Banco Hipotecario.

As with other financial institutions, Banco Hipotecario is susceptible to, among other things, fraud by employees or outsiders, unauthorized transactions by employees and other operational errors (including clerical or record keeping errors and errors resulting from faulty computer or telecommunications systems). Given the high volume of transactions that may occur at a financial institution, errors could be repeated or compounded before they are discovered and remedied. In addition, some of our transactions are not fully automated, which may further increase the risk that human error or employee tampering will result in losses that may be difficult to detect quickly or at all. Losses from fraud by employees or outsiders, unauthorized transactions by employees and other operational errors might adversely affect Banco Hipotecario’s reputation, business, the results of operations and financial condition.

Risks relating to IRSA´s business in the United States

If IRSA is not able to occupy the vacant lease positions of its buldings they could suffer a negative impact in the cash flows of the property that could adversely affect IRSA´s business, financial condition and results

On July 2008, IRSA decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. IRSA acquired a 49% interest in Metropolitan 885 3rd Ave ("Metropolitan"), whose main asset is a 34-story building with 59,000 sqm of gross leasable area named Lipstick Building, located at 885 Third Avenue, New York. The building is currently 97% occupied and comprises 54,340 sqm of office, 720 sqm of retail and 3,940 sqm of below grade storage and potential amenity space.  Latham & Watkins occupies 40,035 sqm of the office and storage space on a lease expiring on June 30, 2021.  In April 2018, Latham & Watkins communicated to IRSA its intention to not renew its lease. As a consequence of that, new investments and capital expenditures will be required to upgrade the lobby, amenity spaces and common areas of the building in order to maximize building rents going forward, as well as to market the impending vacancy in the building.

If IRSA is not able to lease the space that Latham & Watkins occupies with other tenants, the cash flows of the property that IRSA receives from this will decrease, which could adversely affect IRSA´s business, financial condition and results of operation

Operations Center in Israel

Risks relating to Israel

The implementation of the Law to Promote Competition and Reduce Concentration, 5774-2013 may have implications on IDBD, DIC and their respective subsidiaries.

In December 2013, the Law to Promote Competition and Reduce Concentration, 5774- 2013, was published in the Official Gazette (hereinafter, in this section: the “Reduced Centralization Act”):

1. According to the provisions of the Reduced Centralization Act, a pyramid structure for the control of “reporting corporations” (in general, corporations whose securities were offered to and are held by the public) is restricted to 2 tiers of reporting corporations (where a first tier company may not include a reporting corporation which does not have a controlling shareholder). In accordance with transitional provisions which were determined in the Reduced Centralization Act, a third tier company or higher tier company is no longer entitled to control reporting corporations, except for corporations as stated above which are under its control as of the publication date of the Law in the Official Gazette (hererin, the “Publication Date”), regarding which it will be required to discontinue control by no later an December 2017 (the “2017 Requirement”). It is noted that so long as a reporting corporation is considered a second tier company in accordance with the law, it is not entitled to control reporting corporations, and insofar as, on the publication date, it holds control of reporting corporations, it must discontinue its control of such corporations by no later than December 2019 (the “2019 Requirement”).

2. On the date of the Reduced Centralization Act’s publication in the Official Gazette, DIC was considered a third tier company, and the reporting corporations controlled by DIC were considered fourth and fifth tier companies. In May 2014, the control of IDBD changed as part of the completion of the creditors’ settlement in IDB Holding Corporation Ltd. (“IDB Holding”), and subsequently, DIC ceased being considered a third tier company, and is as of that date was considered a second tier company

3. In August 2014, the Boards of Directors of IDBD and DIC each resolved to appoint (separate) advisory committees to evaluate various alternatives for dealing with the implications of the law, and of its fulfillment of the restrictions specified therein, with respect to the control of companies through a pyramid structure, with the intention to allow the continued control by IDBD and/or DIC of “other tier companies” (which are currently directly held by DIC) also after December 2019. It is noted that the alternatives which were evaluated by the advisory committee of DIC’s Board of Directors included, inter alia, possible structural changes to all tiers (i.e., both on the tier of IDBD, which was DIC’s controlling shareholder at the time, and on the tiers of DIC, PBC and its investee companies), including a preliminary evaluation of several alternatives with respect to the 2017 Requirement.

4. Further to the above, due to the fact that some of the possible actions and/or structural changes may have included transactions in which DIC’s controlling shareholders may have had a personal interest, and in accordance with the recommendations of the advisory committee, the DIC’s Board of Directors resolved, on March 22, 2017, to authorize the audit committee to evaluate various alternatives for the DIC’s dealing with the requirements of the Reduced Centralization Act with respect to the 2017 Requirement, and also in light of the 2019 requirement and possible structural changes on the first tier (i.e., IDBD and its holdings, at the time, in DIC). DIC was also informed, at that time, by IDBD that IDBD is also evaluating various alternatives for dealing with the requirements of the law with respect to the 2017 requirement, and also in consideration of the 2019 requirement, and accordingly, the Board of Directors of IDBD established an independent committee of the Board, which is comprised of outside and independent directors only (herein, the “Committee”).

5. With the consent of the DIC’s audit committee, as stated above, it held a series of discussions, in which it evaluated several alternatives for the manner by which DIC, and all tiers in the Group, will address the 2017 requirement, including an evaluation of the feasibility of alternatives to which DIC is not directly party, and an evaluation of the feasibility of other alternatives. The committee’s work was accompanied by external independent advisors, who were appointed and chosen by the committee.

6. in parallel, and further to a series of discussions which were held by the independent committee of IDBD, the aforementioned independent committee of IDBD decided that the preferred alternative, from the perspective of IDBD, in terms of IDBD’s response to the 2017 requirement, is the alternative in which IDBD sells all of its shares in DIC (as of the date of implementation of the alternative) to a special purpose entity (which will be a private company incorporated in Israel, and a “non-reporting corporation”, as this term is defined in the Securities Law, 5728-1968) wholly owned by corporations under the control of the controlling shareholder of IDB Development, Mr. Eduardo Elsztain (the “Preferred Alternative”).

7. Further to the decision of the independent committee of the Board of Directors of IDBD on this matter, on May 25, 2017, the Audit Committee and Board of Directors of IDBD, respectively, adopted the recommendations of the aforementioned committee, and its decision regarding the preferred alternative for IDBD’s dealing with the 2017 requirement.

8. In light of the decisions of the independent committee, the audit committee and the Board of Directors of IDBD, the audit committee of DIC on August 16, 2017, decided that the aforementioned alternative is preferred, from its perspective for the way in which DIC should cope with the provisions of the Reduced Centralization Act in relation to the requirement for 2017, and that it will continue evaluating, if necessary, and insofar as may be required, additional potential alternatives for DIC’s dealing with the provisions of the Reduced Centralization Act.

9. Further to the foregoing, in September 2017, following the negotiations between the committee, with the accompaniment of its independent advisors (legal and economic), and Dolphin Netherlands, as well as additional discussions between the parties, and following the receipt of the committee’s approval, IDBD and Dolphin Netherlands signed a memorandum of understanding in connection with the implementation of the transaction (herein, the “Transaction”) for the sale of all DIC shares which are held by IDBD to a private company which is incorporate, or which incorporated, in Israel, which is affiliated with Dolphin Netherlands, and controlled by DIC’s controlling shareholder, based on the principles which were determined by the committee (herein, the “Memorandum of Understanding”). In October 2017, after discussions had been held with the holders of IDBD's bonds and their representatives, and also after meetings had been held of the holders of all of the series of IDBD's bonds, and after the receipt of the Committee's approval, IDBD and Dolphin Netherlands signed on an amendment to the Memorandum of Understanding.

10. On November 22, 2017, after the legally required approvals were received, the transaction was completed. Accordingly, inter alia, all of DIC’s shares which were held by IDBD (106,780,853 shares) were transferred to Dolphin IL., a private company incorporated in Israel, and which is wholly owned by Dolphin Netherlands (herein: the “Buyer”), the Buyer issued the debenture to IDBD, and additionally, IDBD received a total of NIS 70 million from the buyer, in accordance with the determined terms of the transaction. Additionally, within the framework of the completion of the transaction, as part of the collateral which was provided by the buyer to IDB Development, in connection with the debenture, the buyer deposited 9,636,097 DIC shares with I.B.I. Trust Management, which serves as the trustee for the debenture on behalf of IDBD and the Buyer, in accordance with the debenture’s terms.

11. Beginning from the transaction closing date, DIC ceased being considered a second tier company, and is now considered a first tier company only, as defined in the Reduced Centralization Act, which led to the postponement of the application of the requirements of the Reduced Centralization Act with respect to reporting corporations which constitute other tier companies, and which under his control until December 2019.

12. As part of the process in IDBD of dealing with the requirements of the provisions of the Reduced Centralization Act, in November 2017, IDBD sold all of the shares of DIC which were held by it to Dolphin IL Investments Ltd. (“Dolphin IL”), a private company incorporated in Israel, which is wholly owned by Dolphin Netherlands B.V. (“Dolphin Netherlands”), a corporation controlled by the Company’s controlling shareholder (in this section, the “Transaction”). Accordingly, beginning on the closing date of the transaction, IDBD no longer holds control of any “other tier companies”, and therefore, it now complies with the requirements of the Reduced Centralization Act with respect to pyramid structures. For more information, see “Item 4.Business Overview - General regulations applicable to our business in Israel - Reduced Centralization Act.”.

13. DIC’s Board of Directors appointed an advisory committee in order to evaluate various alternatives for DIC’s dealing with the implications of the Reduced Centralization Act, and for its fulfillment of the restrictions specified therein, with respect to the control of companies through a pyramid structure.

Follwing the Transaction, DIC became a first tier company, as this term is defined in the Reduced Centralization Act, which led to the postponement of the requirement to apply the provisions of the Reduced Centralization Act with respect to reporting corporations which are other tier companies, and which are under the DIC’s control, to December 2019.

Bearing that in mind in June 2018, a transaction was completed in which DIC sold 16.6% of the issued share capital of Shufersal, for a total net consideration of NIS 848 million. DIC’s stake in the issued share capital of Shufersal decreased to approximately 33.6%, and on the sale date, it ceased holding control of Shufersal.

DIC continues to consider various alternatives for dealing with the demand for 2019.

These alternatives may include possible structural changes in some of the companies in the DIC Group, that are affected by the demand for 2019 (that is, at the level of DIC's layer or at the level of PBC or companies under its control).

The deterioration of the global economy and changes in capital markets in Israel and around the world may affect IDBD, DIC and their respective subsidiaries.

A recession or deterioration of capital markets around the world and in Israel (including volatility in securities prices, exchange rates and interest rates), are affecting and may have a negative affect IDBD, DIC and their subsidiaries, on the profits of operations due to lower demand for products of the subsidiaries of IDBD or DIC, on the value of the marketable securities or other assets owned by them, liquidity and equity position of IDBD, DIC and their subsidiaries, raise of capital or Access the capital markets in Israel and abroad, on the financial ratios of IDBD, DIC and their respective subsidiaries, which could limit their ability to or financial covenants under IDBD's credit agreement and other financial agreements, on their ratings, their ability to distribute dividends;

Certain subsidiries import or buy raw materials which are required for their activities, and therefore, their business results may also be affected by changes in the prices of raw materials around the world.

Changes in legislation and regulation may have an impact on IDBD's  and DIC’s operations.

In recent years, an increase in legislation and regulation had a negative effect in various operating segments in the Israeli economy, including in the segments in which IDBD and DIC operate.

New legislation in various areas in Israel and abroad, such as concentration, promotion of competition and antitrust laws, tax laws, regulation of the communication market, supervision of the insurance business operations, capital investments initiatives, companies and securities laws, laws pertaining to the supervision of prices of products and services, increased competition in the food market, consumer protection laws, environmental laws, planning and construction laws, that have had a negative effect and sometimes a significantly negative effect, on the business operations, on their financial results and on the prices of their securities, and the results of IDBD's, DIC's and of their subsidiaries. Additionally, the segments in which IDBD operates are subject to regulation by government agencies and may impose penalties to breach of those regulations. An increase of these penalties, monetary or otherwise may effect in our reports of operations. The Company believes that the foregoing has a significant impact on IDBD, DIC and on their business operations.

Some of IDBD's and DIC´s subsidiaries operate of Israel, have securities which are traded on foreign stock exchanges. Changes in legislation and in the regulatory policies of those foreign countries, as well as the characteristics of the business environment in the country of operation, may affect the financial results and the business position of these companies.

In addition, changes in IFRS or in the accounting principles which apply to IDBD, DIC and their subsidiaries may have a negative impact on their financial results of IDBD and its subsidiaries, on their fulfillment of financial covenants, permits and licenses under which we distribute dividends.

IDBD, DIC and their subsidiaries are exposed to fluctuations of the interest rate and the value of the risks.

IDBD, DIC and their subsidiaries are exposed to changes in interest rates and price indexes, and to changes in exchange rates which affect, directly or indirectly, their business results and the value of their assets and liabilities (due to the scope of their CPI-linked liabilities and due to their investments in real estate properties outside Israel). There is also an effect on capital attributable to shareholders of IDBD, with respect to the reserve for adjustments to capital due to the translation of financial statements of subsidiaries in foreign currency, primarily Real Estate Corporations in Las Vegas and foreign subsidiaries of Property & Building (“PBC”).

IDBD and DIC hold assets and manages its business affairs in Israel. Therefore, almost all of IDBD’s and DIC´s assets, liabilities, income and expenses are in NIS. IDBD’s and DIC´s financing income and expenses are also subject to volatility due to changes in interest rates on loans from banks and deposits which were deposited in banks. IDBD’s and DIC´s policy regarding the management of market risks, certain subsidiaries used, in 2016, derivative financial instruments with the aim of adjusting, where possible, the linkage basis of its financial assets and liabilities (hedging transactions). However, an increase of the rate at which the company finance our operations or the lack of financing at acceptable terms, may have an adverse effect on IDBD’s and DIC´s results of operations.

IDBD, DIC and their subsidiaries are exposed to risks associated with foreign operations.

IDBD, DIC and their subsidiaries operate in the real estate segment outside Israel, and primarily in the United States, both in the revenue-generating properties segment and in the residential construction segment. Material adverse changes in the state of the economy in a country in which such properties are located affect the results of operation and the ability to finance those operations under reasonable conditions.

A global economic crisis and a recession in the global economy may adversely affect the various markets in which IDBD, DIC and their subsidiaries operate, especially in the United States. The characteristics of the business environment outside Israel, including the local regulation, the purchasing power of consumers, the financing possibilities (under reasonable conditions, if at all), and the selection of entities (including local entities in Israel) which are engaged in the field on financing with whom the collaboration is done with, and these entities business status, may affect the possibilities for financing, their terms, and the success of the foreign operation, and accordingly, may have an adverse effect on their business operations and the results of operations of IDBD, DIC and their subsidiaries.

Some activities of IDBD, DIC and/or subsidiaries may be restricted by the terms of certain government grants and benefits and/or budgetary policy.

Some of the subsidiaries of IDBD and DIC receive funds from government entities, such as grants for research and development activities, which are provided in accordance with the Encouragement of Industrial Research and Development Law, 5744-1984, and regulations enacted pursuant thereto, as well as grants and/or various tax benefits which are provided in accordance with the Encouragement of Capital Investments Law, which are granted under certain conditions. These conditions may restrict the activities of the companies which receive such funds. Non-compliance of such restrictions may lead to the imposition of various penalties, including financial and criminal sanctions. Additionally, a decrease or other changes in the budgets of the aforementioned government entities, in a manner which prevents or reduces the grants and/or benefits which the subsidiaries of IDBD and DIC  may receive from them in the future, may adversely affect the operations and results of those companies.

Additionally, investments of foreign entities, and particularly in the technology and communication sectors, receive certain benefits derived from the initiative for foreign investments by regulatory entities in Israel, including certain tax benefits. If the aforementioned benefits are and/or restricted it have a negative effect over the results of the operations and the business results of IDBD and DIC

Regional conflict may affect IDBD, DIC and their subsidiary’s activities, especially Cellcom Israel Ltd. (“Cellcom”) activities.

The activities of IDBD, DIC and their subsidiaries are located in Israel, as are some of its suppliers. A significant part of Cellcom’s communication network, as well as a significant part of Cellcom’s information systems, are located within the range of missile attacks launched from the Gaza Strip and Lebanon. Any damage caused to the communication network and/or to the information systems may adversely affect Cellcom’s ability to continue providing services, in whole or in part, and/or may negatively affect Cellcom's operations, which may may adversely affect its business results and IDBD’s business. Additionally, negative effects of this kind may materialize due to an increase in criticism of Israel by international community (such as the increasing international pressure to boycott Israeli companies, especially when such companies operate in territories held by Israel in Judea and Samaria, as IDBD and other Israeli operators are required to do under our license), and could make it more difficult for us to raise capital. In general, any armed conflict, terror attack or political instability in the region may result in a decrease in Cellcom’s income, including from roaming services of incoming tourism, and may thereby adversely affect its business results.

A deterioration in the political security and economical situation in Israel may affect IDBD, DIC or their subsidiaries’ activities.

A significant deterioration in the political-security situation in Israel, and in light of the political instability in the Middle East, may result in decreased demand for rental areas and residential units, an exacerbation of the manpower deficit in the construction and agriculture segment, and the increased costs of works. These factors may adversely affect the results of the results of operations of IDBD's operations, especially PBC's operations. Additionally, all of Shufersal Ltd.’s (“Shufersal”) income is produced in Israel, and a significant part of the products sold by it are grown, produced or processed in Israel. Therefore, the business results of Shufersal are directly affected by the political, economic and security conditions in Israel. A significant deterioration in the security situation or political situation in Israel may adversely affect Shufersal’s business operations, financial position and results of operations, which in turn would have an negatively effect on IDBD’s results of operations.

Shufersal’s management routinely evaluates the possible impact and implication of the general economic situation in Israel, in particular on the retail food market. Developments and shocks in the Israeli economy, as well as an economic downturn or recession due to an economic crisis, may have negative effects on the food retail market in Israel, and as a result, also on Shufersal’s revenues and profitability, due to the intensification of competition and due to changes in the consumption habits of its customers. Likewise, the cost of living issue may affect Shufersal’s business results, due to the considerable pressure from consumers which is being applied on Shufersal to reduce the prices of the products which it sells, and the increasing competition from the discount chains, which are expanding their operations. Deceleration in the Israeli economy may negatively impact Clal Insurance Enterprises Holdings’ (“Clal”'s business, particularly in the long term savings segment. Additionally, as a result of the aforementioned deceleration, the risk associated with the exposure of Clal to entities in Israel through its investments may increase due to the deterioration of Israel's political and economic situation.

IDBD, DIC and their subsidiaries are exposed to capital market and finance regulations that may affect our ability to finance our operations.

IDBD, DIC and some of their subsidiaries are affected by the "Proper Conduct of Banking Directives" of the Commissioner of Banks in Israel, which include, inter alia, restrictions on the volume of loans that a banking corporation in Israel can provide to a “single borrower”, one "group of borrowers", and borrowers and the largest "borrower groups" in the banking corporation (as these terms are defined in the said directives). These restrictions might impose difficulties on the ability of IDBD, DIC and some of their subsidiaries to borrow additional amounts from banks in Israel and/or their ability to refinance its obligations through bank credit and/or on their ability to perform investments for which bank credit is required, and/or on their ability to invest in companies which have taken out credit in a larger scope than certain banks in Israel, and on their ability to perform certain business activities in collaboration with entities which have taken credit, as aforesaid. However, in recent years the scope of credit used from the banking system in Israel to the group of borrowers which includes IDBD has decreased, including due to the change in its control.

Furthermore, legislation and regulation which applies to investments by institutional entities, including those relating to the granting of credit to business groups, may have an impact on the possibilities of raising capital from institutional entities, including the terms and the price of such capital raise.

The desire of banking corporations to reduce their credit exposure to corporations controlled by the controlling shareholder of IDBD and DIC, may adversely affect the rating of IDBD´s or DIC's bonds and/or make it difficult for DIC to raise capital and/or refinance its obligations, if it wishes to do so (and/or worsen the conditions for carrying out such debt refinancing).

Risks relating to our business in Israel

IDBD, DIC and their subsidiaries are exposed to changes in permits and licenses.

IDBD, DIC and some of their subsidiaries operate under certain approvals, permits or licenses which were granted to them by various authorities in parallel, such as the Commissioner of the Capital Market Insurance and Saving (the "Commissioner"), the Ministry of Communication, the Ministry of Environmental Protection, and the Commissioner of Oil Affairs in the Ministry of National Infrastructures, Energy and Water, the Minister of Transportation (with respect to the granting of licenses for operational and commercial operation of flights). A breach of the terms of these approvals, permits or licenses may lead to the imposition of penalties and other liabilities (including criminal) against IDBD or the relevant subsidiaries, including fines and/or revocation of such approvals, licenses or permits. Revocation of such approvals, permits or licenses may prevent of finance opportunity certain businesses or retained the way we currently operate, which may adversely affect such subsidiaries (such as companies in the insurance sector). Some licenses are subject to an expiration date, and are subject to renewal from time to time, in accordance with their terms and the provisions of the law. There is no certainty that we will be able to renew such licenses in the future and/or under which conditions. Non-renewal of a permit or license, as stated above, and/or the directives of regulators in sectors in which subsidiaries of IDBD and DIC operates, may have an adverse effect on the business position, capital, cash flows and profitability of our consolidated that operate under such permit or license, and accordingly, our results of operations of IDBD.

Litigation, including actions on consumer issues and environmental protection issues may have an impact on IDBD, DIC and their respective subsidiaries.

Subsidiaries of IDBD, primarily Clal, and subsidiaries of DIC primarily including Cellcom, Shufersal and Clal, may be subject, from time to time, to litigation, including class actions, related to consumer and environmental issues, which may involve material amounts, which may have an adverse effect on our results of operations. We cannot anticipate the results of such claims, which may have an adverse effect on the our operations, or the cost to.

IDBD and DIC and their respective subsidiaries may face environmental risks.

Some of the subsidiaries which are held by IDBD or by DIC, are subject to various requirements from different authorities which oversee environmental protection. In recent years, there is an ongoing trend of increased regulatory requirements with respect to the environment, health and agriculture, in Israel, which has caused an increase in the amount of costs of operations of IDBD, DIC and their respective subsidiaries. Changes in the policy of those supervising authorities, new regulation or enhanced requirements to comply with these regulations may affect the profitability of the relevant subsidiaries, and in turn, the profitability of IDBD and DIC, respectively.

IDBD and DIC maybe exposed to restrictions by virtue of agreements with financing entities.

The provisions of existing or future financing agreements of IDBD and DIC and  the scope of the debt of IDBD or DIC and its maturity dates have a significant impact on IDBD, DIC and their businesses, with regard to agreements with financing entities.

i. Loan from a guaranteed creditor of IDBD, dated May 2012, (entities from the Menorah group (“Menorah”)), according to which IDBD received from financial entities of the Menorah Group a CPI-linked loan bearing CPI-linked interest at an annual rate of 6.9%, secured by a pledge on shares of DIC and of Clal Holdings Insurance Enterprises

ii. Loan from financial institution, dated December 2016, according to which IDBD signed a loan agreement with a financial institution which had extended a loan to IDBD.

iii. In March 2017, IDBD signed an agreement with a banking corporation, according to which the (semi-annual and equal) principal payments of the loan will be scheduled for earlier dates, such that, in place of an arrangement whereby the balance of payments will be repaid on a semi-annual basis, until January 2019, they will be repaid in three payments in 2017, such that the first payment was paid on March 8, 2017, and amounted to a total of NIS 26.7 million plus interest until that date; the second payment was paid on June 29, 2017 and amounted to a total of NIS 13.3 million (half of the unpaid balance of the loan as of that date) plus interest until that date; and the third payment was paid on November 22, 2017, and comprised the entire unpaid balance of the loan

iv. In March 2017, IDBD signed an agreement with a banking corporation, according to which the (semi-annual) principal payments of the loans will be scheduled for earlier dates, such that, in place of an arrangement whereby the balance of payments will be repaid on a semi-annual basis, until March 2018, they will be repaid in four payments in 2017, such that the first payment was paid on March 8, 2017, and amounted to a total of NIS 83.3 million plus interest until that date on the paid amount; the second payment was paid on March 13, 2017 and amounted to a total of NIS 83.3 million plus the interest which accrued until that date; the third payment was paid on September 18, 2017 and amounted to a total of NIS 41.7 million plus the interest which accrued until that date; and the fourth payment was paid on November 22, 2017, and comprised the entire unpaid balance of the loan.

IDBD and DIC are exposed to potential steps if such will be taken by its debenture holders.

The taking of legal action against IDBD or DIC by their debenture holders may harm the ability of IDBD or DIC to continue repaying its debts according to their amortization schedules and may lead to a demand to make future liabilities (mainly to the borrowing corporations) for immediate repayment.

IDBD, DIC and some of their subsidiaries may be affected by restrictions on the sale of assets and guarantees.

IDBD, DIC and some of their subsidiaries are subject to legal and contractual restrictions, including those which are included in permits and licenses, which may restrict the possibility of realizing its securities or the possibility of pledging them (including due to restrictions on the realization of such pledges) by IDBD, DIC or by their subsidiaries.

IDBD, DIC and some of its subsidiaries may be affected by changes in legal proceedings in the field of companies laws and securities laws.

In recent years, an increasing trend has taken place in the filing of class actions and derivative claims in the field of companies laws and securities laws. In consideration of the above, and of the financial position of IDBD and DIC and the group’s holding structure, claims in material amounts may be filed against IDBD and DIC, including in connection with its financial position and cash flows, issuances which it performs, and transactions which were performed or which were not completed, including in connection with assertions and claims by the IDBD’s or DIC’s controlling shareholders. For more information, see “Item 8. Financial Information – Legal Proceedings – Operation Center in Israel.”

Damage to the business situation of DIC

In view of the amount of the DIC´s bond and the fact that it is secured by a lien on DIC shares without the right of recourse to Dolphin IL, IDBD is exposed to adverse changes in the business condition of DIC and as a result to DIC's share price, in a manner that the worsening of DIC's business and/or its financial situation (including as a result of the weakening of the business and/or financial situation of any of DIC's subsidiaries) may result in a decrease in the value of DIC and as such harm the value of the guarantee against the bond.

Furthermore, an adverse impact on DIC's business may affect DIC's ability to distribute dividends to its shareholders, including Dolphin IL, which is a holding company, apart from holding DIC shares, and therefore Dolphin IL’s repayment ability is affected, inter alia, from the scope of dividends that DIC distributes, if any.

In addition, to the extent that regulatory changes (including legislative amendments and changes in accounting standards) are adopted, which are stringent with the conditions for distribution of dividends, these may harm the ability of DIC to distribute dividends to its shareholders and as a result affect the solvency of Dolphin IL, which may affect the ability of Dolphin IL to repay the  debt with IDBD.

The outline for the sale of the shares of Clal

As long as IDBD does not find a buyer for its controlling shares in Clal, which will receive the approvals required by law, including the approval of the Commissioner, the Commissioner is expected to proceed with the realization of the outline set by her, carried out by way of 5% tranches of the share capital of Clal, for the sale of the holdings of IDBD in Clal. The sale of IDBD’s holdings in the shares of Clal in accordance with the provisions of the outline may result in a lower consideration than the consideration IDBD would have received if it sold all of its shares of Clal as a bundle (i.e. without the involvement of the Commissioner) including the sale of the controlling interest.

IDBD and DIC may be affected by cash requirements, reliance on cash flows of subsidiaries and liquidity.

The cash flows of DIC and IDBD are used to repay debt (principal and interest payments), to finance general and administrative expenses, to make investments, and, if relevant, to distribute dividends as well. One of the main sources for DIC’s and IDBD´s current cash flows includes dividends distributed by its subsidiaries (if and insofar as any are distributed). An additional source for DIC’s cash flows is the sale of assets, including the sale of equity interests in subsidiaries. Changes in the amount of dividends and/or in the value of asset realizations accordingly affects IDBD´s and DIC’s cash flows.

Cellcom is exposed to aggressive competition.

The communication market is characterized by significant competition in many of its segments. The current, pr the increase, of competition in most of the markets in which Cellcom operates, may cause any of the following, which may have an adverse impact on Cellcom’s profitability:

(a) An additional decrease in the prices for our services;

(b) An ineffective wholesale market for landline communication, including due to the effective exclusion of Hot infrastructure, the effective exclusion of telephone services from the wholesale market, the offering of services not in accordance with the criteria of the wholesale market, without implementation of enforcement measures by the Ministry of Communication, or the pricing thereof in a manner which could negatively affect Cellcom’s ability to offer competitive services packages, and to compete against Bezeq and Hot (due to their dominant status in the landline communication market), or a change to the current regulation that will be less favorable towards Cellcom, considering Cellcom's dependence on the wholesale landline for supplying landline infrastructure services, the increased competition by Bezeq and Hot, considering their dominance in the landline market, particularly if the structural separation which applies to the Bezeq and Hot groups is canceled before the creation of an effective landline wholesale market;

(c) Cancellation or easement of the structural separation which applies to the Bezeq and Hot groups;

(d) The entry of new competitors into markets in which Cellcom is engaged, or the entry of existing competitors into segments in which they were not previously active, or were partially active;

(e) Non-acquisition or wide independent deployment of a landline infrastructure or entering into a cooperation agreement for the use of such infrastructure with an operator who owns an infrastructure, by Cellcom, taking into consideration the growth of Cellcom’s television and internet services, especially if one of the competitors, who currently does not own such an infrastructure, will deploy infrastructure or will enter into such cooperation, and this may limit the bandwidth included in Cellcom's proposals vis-à-vis the competitors, since today it depends on the stationary wholesale market;

(f) Regulatory changes which facilitate the transition of customers between operators;

(g) The ability of some of Cellcom's competitors to obtain better access and contractual terms with international suppliers or foreign operators than Cellcom due to their affiliation with international groups;

(h) Should the transition to other frequencies, adversely affect Cellcom's services or Cellcom will be required to bear the costs of changing frequencies, which will not affect competitors;

(i) Continued increased competition in the end user equipment market.

Changes in legislation or significant regulatory intervention may have an adverse effect on Cellcom activities.

Cellcom develops its activity in a highly regulated market and relies on a license issued by the Ministry of Communications of Israel to operate its business. Such License has to be renewed every six years and may be amended without Cellcom’s consent. See “Item 4. Business – Regulation – Telecommunications.” Other changes in legislation and the extent of such regulatory changes may have adverse effects on Cellcom, including:

(a) cancellation or easement of the structural separation obligation which applies to Bezeq and Hot, particularly if such cancellation or easement is given before the creation of an effective wholesale market in the landline communication market, including high tariffs for services or non-enforcement of market regulation or a mechanism that does not prevent Bezeq and Hot from reducing tariffs, thereby reducing the gap between wholesale and retail tariffs ("margin squeeze") or fail to enforce regulation with respect to the landline wholesale market resulting in our continued inability to use additional wholesale services;

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

(i) Setting a timetable for the implementation of new requirements in a license that cannot be met;

(j) the establishment of a more stringent policy with respect to protection privacy;

(k) the imposition of regulations on Cellcom’s television over internet service, the establishment of non-beneficial conditions for the use of digital terrestrial television (DTT) broadcasts, or the imposition of such non-beneficial conditions on Cellcom and not on other operators of the television over internet service.

(l) Regulatory developments also affect the risk factors of tariff oversight, licensing of sites and the indemnification obligation, non-ionizing radiation and dependence on licenses.

Cellcom may face difficulties in obtaining approvals related to the construction and operation of certain infrastructure.

Cellcom (and its competitors) encounters difficulties in obtaining some of the required approvals for the construction and operation of base sites, and particularly in obtaining the building permits from the various planning authorities.

As of December 31, 2017, Cellcom operated a small portion of our cell sites without building permits or applicable exemptions and approximately 33% of Cellcom's cell sites without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Such reliance had been challenged and under an interim order issued by the Supreme Court of Israel in September 2010, Cellcom is unable to rely on the exemption under cellular networks, other than to replace or relocate existing radio access devices under certain conditions. In 2017, new draft regulations setting procedures for making changes in existing radio access devices including replacement thereof and for the construction of a limited number of new radio access devices exempt from building permits, but requiring certain municipal procedures, were deliberated in the Israeli Parliament's Economic Committee.

The difficulties encountered by Cellcom in obtaining the required permits and approvals may adversely affect the currently existing infrastructure, and the continued development of its mobile network. Additionally, the inability to obtain these approvals on time may also prevent Cellcom from achieving the service quality targets set by in Cellcom’s mobile license, which may result in loss of customers, which would adversely affect its business results.

Cellcom depends significantly on its licenses

Cellcom provides communication services under licenses granted by the Ministry of Communication, which are subject to changes, including changes that may negatively affect Cellcom’s interests and operations. A breach of the terms of the licenses may result in the revocation of the licenses. The inability to function as it currently does or the imposition of fines may adversely affect Cellcom’s operation and may result in Cellcom’s inability to continue operating in each of the segments in which it operates.

Cellcom depends significantly on technology and technological improvements which require investments in order to maintain competitive.

The communication market is characterized by rapid and significant changes in technology, requiring investment in advanced technologies in order to stay competitive.

In order to meet the increasing demand for data communication, Cellcom is required to upgrade its transmission network, and also to invest in its 4G network. To meet the growing demand for data traffic on the fixed-line network and in order to find more cost-effective alternatives for acquiring capacity from large-scale infrastructure providers, Cellcom has begun deploying its infrastructure to residential areas and promoting further alternatives. The deployment of such infrastructure is expensive and requires managerial attention that can be directed at other activities. In addition, the Ministry of Communications is promoting the replacement of Cellcom's MHz 850 frequencies with other frequencies (some of which are not specifically specified in national outline plan (TAMA) 36) that comply with the international standards for the Israeli region, which, if implemented, will include a complex and sensitive engineering project, which includes substantive investments in Cellcom's network, including replacement of Radio equipment in all the cellular sites, which may, during this project, adversely affect the products and service of Cellcom.

Cellcom dependens on certain suppliers.

Cellcom is dependent on a number of suppliers that provide it with network equipment, end-user equipment, content and content management services, information systems and infrastructures. Cellcom's business results may be adversely affected if any of its suppliers will not supply its products and/or services at the required quality or on time, or on terms which are not beneficial to Cellcom, or provide Cellcom's competitors with better conditions or if the suppliers fail to produce successful products/content in the absence of an equivalent alternative. In addition, Cellcom relies on agreements with foreign operators to provide cellular roaming capabilities to its cellular subscribers, cellular services to its cellular and cellular subscribers.

Cellcom may be affected by its debt.

Cellcom has raised a significant amount of debt. This situation increases Cellcom’s exposure to market changes, and makes it difficult to respond quickly to changes in the industry and in the competitive market conditions, including by raising additional debt. As of June 30, 2018, Cellcom’s debenture balance value in books amounts to approximately NIS 3,037.012 million. In addition, in January 2018, Cellcom issued NIS 400.6 million par value bonds (series 12) for the net consideration of NIS 400 million. In July 1, 2018, after the end of the reporting period, Cellcom's issued NIS 220 million principal amount of additional series K debentures according to its undertaking from June 2017. A change for the worse in Cellcom’s results of operations, and any additional reduction of Cellcom’s rating and its bonds may adversely affect also the price and terms of Cellcom’s current debt, and the raising of additional debt. In addition, as of today, interest rates are very low and an increase in interest rates may increase debt raising costs in the future.

Cellcom is a party to legal proceedings filed against it from time to time, including applications for approval of claims as class actions in material amounts.

In addition, due to the volume and size of Cellcom's activity, including the risk of discrepancies between the tariff plans and the large information processed in Cellcom's information systems, and in view of the frequent changes in Cellcom's activity and its price plans following regulatory changes or changes in the market and the involvement of thousands of sale representatives and customer service representatives in the sale process, and the connection with the customer following after, the risk of discrepancy between the price plans and the information processed in Cellcom's information systems or the provision of insufficient information increases, and despite Cellcom's efforts to prevent this, Cellcom has exposure to a large number of claims, including class actions in material amounts.

The employees’ union may limit Cellcom's ongoing activity, including the possibility of Cellcom making organizational and personnel changes, and may demand managerial attention

In addition, disagreements with representatives of the workers' organization, such as disagreements regarding the renewal of the collective agreement, may result in organizational steps and a negative affect on Cellcom's customer services, and other required changes that may in result fail or take place in a manner materially different than planned, resulting in lower savings.

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

Shufersal may be affected by the competition.

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

Most of Shufersal’s employees are covered by collective labor agreement, and Shufersal cannot be certain that this agreement will be renewed, from time to time, or renegotiated in the same or familiar terms, or without involving any direct action by the union, such as a strike. If a dispute arises with employees which involves a strike or adverse effect to the activities of Shufersal or such events may have an adverse effect on Shufersal’s business affairs, financial position and results of operations. Additionally, any re-negotiation of collective agreements results in additional payroll expenses which may affect our profitability and result of operations.

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

Shufersal makes use of various information and IT systems. Shufersal’s central information systems (and their backup systems) are located in and around the logistical center which is used to manage its distribution network. Shufersal takes various steps in order to ensure the functionality and reliability of the various information and IT systems, including by securing and backing up the information. However, a collapse of the information and IT systems may have an adverse effect on Shufersal’s operating activities. In addition, Shufersal, like any other company, is exposed to the risk of infiltration and theft by foreign entities of its information and computer systems. Shufersal operates in accordance with internal procedures to reduce its exposure to such hacking activity, and it also has an insurance policy covering cyber risks.

Shufersal growth may be limited by the Anti-trust law in case it pursues any future operations in the food retail segment.

Shufersal achieved a significant part of its past growth by acquiring various retail operations. Future acquisitions of various operations in the food retail segment by Shufersal may require approval of the Antitrust Authority, which may not be granted or under terms favorable to Shufersal. In addition, our ability to grow through acquisitions may be impaired and the restrictions of the Food Law. Due to this limitations Shufersal may not be able to grow or take advantage of certain market opportunities.

The termination of the operating agreement with Leumi Card Ltd may imply a risk for Shufersal.

In August 2017, Shufersal notified Leumi Card that it does not wish to renew the operating agreement with Leumi Card in connection with the issuance of “Shufersal” and “Yesh” credit cards, therefore the agreement terminated on January 18, 2018. Accordingly, as of said date, credit cards are issued to Shufersal's customers by Visa Cal. Following the termination of the operating agreement with Leumi Card, Shufersal is required to reissue the credit cards to its customers, which may impose costs on Shufersal and may affect the volume of credit card activity, including diminish the number of credit-card holders. In addition, Shufersal terminated its cooperation with Paz, pursuant to which benefits were granted to holders of Shufersal credit cards issued by Leumi Card (such benefits will be granted for an additional year from the date of termination of the cooperation). Ending this cooperation may affect the number of credit card holders.

Variations in interest rates may affect the value of Clal.

One of the primary exposure of Clal is to interest rate decreases, since the average lifetime of its liabilities is significantly longer than the average lifetime of the assets.A decrease in the interest rate may lead to an impairment in the solvency ratio. In the current interest rate environment, Clal is exposed to losses in certain scenarios involving an interest rate decrease due to the impact of such changes on the discount rates that are used in the calculation of the reserves for pension, and in the liability adequacy test (“LAT”) and in a scope which may exceed the capital gains which will be created in that scenario with respect to interest-sensitive assets. However, Clal may also be exposed to certain scenarios of an increase in interest rates. It should be noted that from a long-term perspective, Clal is also exposed to a continuing low level of interest rates, with an emphasis on the linked interest rate.

Clal may have to face risks related to inflation.

Clal is exposed to an increase in the inflation rate, due to the fact that the majority of insurance liabilities of Clal are adjusted on a quarterly basis in accordance with the inflation rate, while the assets held against them are not necessarily CPI-linked.

In the first half of 2018, inflation increased by 0.9% relative to the CPI, with no change in the corresponding period last year. In summary of the second quarter on 2018, inflation slightly increased relative to the first quarter of 2018. Expectation based on the capital market increased in all ranged. After the balance sheet date, the Central Bureau of Statistics published the price index for June 2018, which rose by approximately, and the index for July, which remained unchanged,

According to the estimate of the Bank of Israel's Research Division from July 2018, in 2018, GDP is expected to grow at a rate of 3.7%, while in 2019, it is expected to grow at a rate of 3.5%. The inflation rate in the coming year is expected to amount to 1.4%. Then monetary interest rate is expected to remain at its current level (0.1%) and to rise to a rate of 0.25% in the last quarter.

Other assets price risk.

Some of the assets of Clal and some of the assets managed for others are invested in alternative investments, which include investments in real estate and in real estate funds, investment funds, non-marketable stocks and additional investment instruments which are exposed changes in their value.

Clal may face credit risks.

Clal is exposed to the possibility of financial loss as a result of the insolvency of borrowers and other debtors (through financial assets in the assets portfolio, through activities involving policies in accordance with the Sales Law, and credit insurance) with respect to its investments in debt instruments. Additionally, an increase in insolvency of businesses in Israel may also increase the amounts of claims of the directors’ and officers’ liability insurance sector in which Clal operates, and the scope of employers’ debts with respect to the non-transfer of payments for pension insurance with respect to their employees. In its portfolio of assets, Clal is exposed to the various market sectors, of which the main ones are the banking and financial industries, the real estate in Israel sector, and the infrastructure and energy sector. A decline in activity, slowdowns or crisis in such sectors may have a negative impact on our investments and, thus, on the results of our operations.

Clal may face insurance risks.

Clal is primarily exposed in the insurance activity mainly to risks related to changes in the risk factors which affect the frequency and severity of events compared to the actuarial assumptions and the risk of a single large loss or accumulation of damages in respect of a catastrophic event, that may have an adverse effect on the business results of the Clal.

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

Clal may be subject to a sudden increase in claims due to a single large impact event (catastrophe) with a large scope of damages, such as an earthquake, which is considered a significant catastrophe event to which Clal is exposed to. With regard to life and health insurance, Clal is mainly exposed to other catastrophic events such as war and terrorism risks in Israel.

Significant operations in Clal are subject to detailed and complex regulation.

The institutional entities in Clal are exposed to the risk of decline below the minimum capital required, which may result in the initiation of regulatory actions against them. In addition, the operations of these institutional entities and agencies in Clal are conditional upon holding the licenses and permits required for activity in the areas of operations of Clal, including withstanding the regulatory capital requirement. In particular, the insurance and long-term savings activities are subject to regulatory directives which change from time to time, with respect to products which were sold over many years, and which have long insurance coverage periods and/or savings periods.

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

Clal is exposed to operational risks.

Risk of loss due to inadequacy or failure of internal processes, people and systems, or due to external events. In light of the scope of activities of Clal, which manages, as of December 31, 2017, assets totaling approximately NIS 181 billion (of which, a total of approximately NIS 150 billion involve assets managed for others), and despite the actions taken by it to identify the risks and to establish appropriate controls, the scope of its exposure to the operational risks of the type specified above is significant.

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

The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders of common shares or ADSs, or the perception that these sales could occur. These sales also might make it difficult for us to raise capital by selling equity securities at a time and at the conditions that we may deemed appropriate. Eduardo Elsztain, which as of June 30, 2018, was the beneficial owner of approximately 34.74% of our common shares (or approximately 174,267,696 common shares which may be exchanged for an aggregate of 17,426,769 ADSs), may sell or otherwise dispose of any or all of its common shares or ADSs at any time. Sales of a large number of our common shares and/or ADSs may have an adverse effect on the market price of our common shares and the ADSs.

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

Although the ADSs are listed on the NASDAQ Global Market, as a foreign private issuer we are able to rely on home country governance requirements rather than relying on the NASDAQ corporate governance requirements. See “Item 16G. Corporate Governance—Compliance with NASDAQ listing Standards on Corporate Governance.” Additionally, as a foreign private issuer, we are exempt from certain rules under the Exchange Act including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders companies that are not foreign private issuers.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. holders of our common shares or ADSs would suffer negative consequences.

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company “PFIC” for United States federal income tax purposes for the taxable year ending June 30, 2018, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as reporting requirements. See “Item 10. E—Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or ADSs. GDSs.

On September 12, 2013, Law No. 26,893, which amended Law No. 20,628 (the “Income Tax Law”), was enacted and published in the Official Gazette on September 23, 2013. According to the amendments, the distribution of dividends by an Argentine corporation was subject to income tax at a rate of 10.0%, unless such dividends were distributed to Argentine corporate entities (the “Dividend Tax”).

The Dividend Tax was repealed by Law No. 27,260, enacted on June 29, 2016, and consequently no income tax withholding was applicable on the distribution of dividends in respect of both Argentine and non-Argentine resident shareholders, except when dividends distributed were greater than the income determined according to the application of the Income Tax Law, accumulated at the fiscal year immediately preceding the year in which the distribution is made. In such case, the excess was subject to a rate of 35%, for both Argentine and non-Argentine resident shareholders. This treatment still applies to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

However, pursuant to Law No. 27,430, dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to Argentine resident individuals and foreign beneficiaries will be subject to income tax at a 7% rate on profits accrued during fiscal years, resident undivided estates starting January 1, 2018 to December 31, 2019, and at a 13% rate on profits accrued in fiscal years starting January 1, 2020 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax should apply.

In addition, capital gains originated from the disposal of shares and other securities, including securities representing shares and deposit certificates, are subject to capital gains tax. Law No. 27,430 effective as of January 1, 2018, provides that capital gains obtained by Argentine resident individuals from the disposal of shares and GDSs are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

Such law also provides that the capital gains tax applicable to non-residents for transactions entered into until December 30, 2017 is still due, although no taxes will be claimed to non-residents with respect to past sales of Argentine shares or other securities traded in the CNV’s authorized markets (such as GDSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. General Resolution (AFIP) No. 4,227, which came into effect on April 26, 2018, stipulates the procedures through which the income tax should be paid to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 was due on June 11, 2018.

In addition, Law No. 27,430 and Decree 279/2018 maintain the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by non-residents. However, non-residents are exempt from the capital gains tax on gains obtained from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, or the funds used for the investment proceed from, jurisdictions considered as cooperating for purposes of fiscal transparency.

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, a 35% tax rate on the net capital gain or at a 31.5% effective rate on the gross price should apply.

Therefore, holders of our common shares, including in the form of GDSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

Holders of our ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings.

As a holder of ADS, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the common shares underlying your ADSs and holders may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in the CNV’s website, an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the ADS Depositary. If we ask the ADS Depositary to do so, the ADS Depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the ADS Depositary as to voting the common shares represented by their ADSs. Under the deposit agreement, the ADS Depositary is not required to carry out any voting instructions unless it receives a legal opinion from us that the matters to be voted would not violate our by-laws or Argentine law. We are not required to instruct our legal counsel to give that opinion. Due to these procedural steps involving the ADS Depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares and common shares represented by ADSs may not be voted as you desire.

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

You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your GDSs.

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Under the deposit agreement, the GDS Depositary will not exercise rights on your behalf or make rights available to you unless we instruct it to do so, and we are not required to give that instruction. In addition, you may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your GDSs unless a registration statement under the US Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the GDS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, US holders of common shares or GDSs may suffer dilution of their interest in our company upon future capital increases.

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

History

We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to manage real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and in 1960 were listed on the former Buenos Aires Stock Exchange (“BASE”). During the 1960s and 1970s, our business shifted to exclusively agricultural activities.

In 1993 and 1994, Consultores Asset Management acquired, on behalf of certain investors, approximately 22% of our shares on the BASE. In late 1994, an investor group led by Consultores Asset Management (including Dolphin Fund plc.) acquired additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1997, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ. We started our agricultural activities with seven farmlands and 20,000 hectares under management.

In 2002, we acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud, and 2009, we increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s directly principal subsidiary. As of June 30, 2018, we had a 63.74% equity interest in IRSA (without considering treasury shares) and a majority of our directors are also directors of IRSA. IRSA is one of Argentina’s largest real estate companies and is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping malls and luxury hotels, as well as the sales and development residential properties, it has a 29.9% interest in Banco Hipotecario, one of the main financial institutions in the country, and selected investments outside of Argentina. Also, IRSA has international investments, both in the United States in relation to the lease of office buildings (Lipstick Building) and hotels, through "Condor" a hotel REIT in that country, and in Israel, through IDBD and DIC, one of the largest and most diversified investment groups of Israel, which, participates in numerous markets and industry sectors, including real estate, retail, agroindustry, insurance, telecommunications, among others.

In March 2008 we launched and offered to sell up to which 180 million shares in the local and international markets, which were fully subscribed. In addition, each shareholder received, without additional cost, one warrant for each share subscribed. The proceeds allowed us to expand our international operations to Paraguay and Bolivia.

As of June 30, 2018, we owned, directly and though our subsidiaries, 23 farms and a concession, with a total area of 612,230 hectares distributed in Argentina, Brazil, Bolivia and Paraguay.

In line with our international expansion strategy, in September of 2005 we participated in the creation of Brasilagro with the purpose of replicating our business model in Brazil. We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Investments S.A. and Agro Managers S.A. On May 2, 2006, BrasilAgro’s shares were listed on the Novo Mercado of the Brazilian Stock Exchange (“BOVESPA”) with the symbol AGRO3 and on November 8, 2012, Brasilagro’s ADRs became listed on the NYSE, under the ticker LND. As of June 30, 2018, we held a 43.3% interest in Brasilagro’s stock capital, which, as of June 30, 2018 has 8 farmland properties and 198,157 hectares under management Brazil and Paraguay.

As part of a series of transactions that implied a further expansion of the Company’s agricultural and cattle raising business in South America, in July 2008, the Company purchased, through various companies, 12,166 hectares located in Santa Cruz de la Sierra, Republic of Bolivia, for a total price of US$ 28.9 million. In September 2008, the Company entered into a series of agreements for accessing the real estate, agricultural and cattle raising and forestry markets of the Republic of Paraguay. Under these agreements, a new company was organized together with Carlos Casado S.A., named Cresca S.A. (“Cresca”), in which the Company held a 50% interest and acted as adviser for the agricultural, cattle raising and forestry exploitation of a 41,931-hectare rural property and up to 100,000 additional hectares located in Paraguay. In 2016, together with our partner Carlos Casado and after an attempt to sell Cresca to a third party, we decided to split-up Cresca distributing Cresca´s assets among the shareholders. We hold our assets in Paraguay through Palmeiras and Morotí, two subsidiaries formed in Paraguay. In February 2018, the distribution of Cresca´s assets to its shareholders was completed.

Significant acquisitions, dispositions and development of business

Agricultural business

Sale and purchase of Farmlands

La Suiza

In June 29, 2018, Cresud sold non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of "La Suiza". The total amount of the consideration was US$10 million, of which US$3.0 million have been already paid. The remaining balance of US$7 million, guaranteed by a mortgage on the property, will be paid in ten installments of the same amount ending on June 2023, accruing an annual interest of 4.5% over the remaining equal consecutive balances. We reconded a gain for the transaction of approximately to Ps.238 million.

La Esmeralda

On July 20, 2017, we entered into a purchase-sale agreement for all of “La Esmeralda” establishment, consisting of 9,352 hectares devoted to agricultural and cattle farming activities in the 9 de Julio district, Province of Santa Fe, Argentina. On June 25, 2018, we executed the deed and delivered of the property. The amount of the transaction was set at US$ 19 million, of which US$7 million have been already paid. The balance, guaranteed with a mortgage over the property, will be collected in four equal installments ending in April 2022, accruing an annual interest of 4% on the balances. The gain from the sale amounts approximately to Ps.410 million.

Araucária

In March 2017, Brasilagro sold 274 hectares of the establishment Araucária, a farmland located in the municipality of Mineiros, of which 196 are developed and productive hectares. The sale price amounts to 1,000 bags of soybeans per hectare, or R$13.2 million (equivalents to Ps.48 million), of which so far 39,254 bags of soybeans were paid upon closing (equivalent to R$2.4 million) and we agree that the balance would be paid in four equal annual installments. The Company has recognized gains of Ps.29.9 million as result of this transaction.

In May 2017, Brasilagro sold 1,360 hectares of Araucária, of which 918 are developed and productive hectares. The sale price was set at 280 bags of soy per hectare or R$ 17 million (equal to Ps. 67 million). Approximately 35% of the transaction price were paid upon closing and we agreed that the remaining balance would be payable in five equal annual installments. The Company has recognized gains of Ps. 37.4 million as result of this transaction.

On May 3, 2018, Brasilagro sold 956 hectares of Araucaria, of which 660 arable hectares, for an amount equal to 1,208 soybean bags per arable hectare or R$ 66.2 million (equal to Ps. 447.2 million or R$/ha. 93,356). The company has recognized gains of Ps. 258 million as result of this transaction.

Cuatro Vientos

On June 30, 2017, Yatay Agropecuaria S.A. sold to a third party the establishment “Cuatro Vientos,” consisting of 2,658 hectares devoted to sugarcane and agricultural activity, located in the Department of Santa Cruz in Bolivia. The transaction amounted to US$14.23 million (US$/ha. 5,280) (equal to Ps.222 million).

To date, US$7.42 million have been paid, with the remaining balance of US$6.85 million being secured by a first lien mortgage. The outstanding balance becomes due on December 28, 2017 . During the year 2017 the Company recorded a profit before tax of US$4.5 million (equivalents to Ps.76.2 million) as result of this transaction.

Finca Mendoza

On June 8, 2017, Cresud and Zander Express S.A. (co-owners with 40% and 60% interests, respectively) executed a conveyance deed with Simplot Argentina S.R.L. for the sale of 262 hectares of the plot of land located in Luján de Cuyo, Province of Mendoza. The total purchase was US$2.2 million, which were fully paid upon execution of the deed. The Company has recognized gains of Ps.11.8 million as result of this transaction.

Jatobá

In June 2017, Brasilagro sold 625 hectares of the property Jatobá located in Jaborandi, Bahía. The transaction price was set at amount equal to 300 bags of soy per hectare or R$10.1 million (equal to Ps.41 million). So far, R$877 million have already been paid, with the outstanding balance being payable in five equal annual installments starting in July 2017. The Company has recognized gains of Ps.32.1 million as result of this transaction.

On June 13, 2018, Brasilagro entered into a contract for the sale of a fraction of 9,784 hectares (7,485 hectares of agro-cultivable land) of the Jatobá Establishment, a rural property located in the Municipality of Jaborandi-BA, for a value of 285 bags per hectare or R$ 177.8 million (approximately R$ 18,172/ hectare). On July 31, 2018, the buyer made the payment of the first quota of 300,000 bags of soybean, for the value of R$23.2 million, in accordance with the conditions set forth in the contract, obtaining the transfer of possession and enabling the recognition of the income on behalf of the Company. The remaining balance will be paid in seven annual installments.

El Invierno and La Esperanza

On July 5, 2016, Cresud sold “El Invierno” and “La Esperanza” consisting of 2,615 hectares of agricultural activity located in Rancul, Province of La Pampa. The total consideration for the transaction was set at US$6 million, of which US$5 million have been paid while the remaining balance of US$1 million, secured by a mortgage on the property, will be paid in five equal, consecutive, annual installments, with the last one being due in August 2021. The Company has recognized gains of Ps. 71.6 million as result of this transaction.

São José

In February 2017, Brasilagro entered into a sale and sharecropping agreement for a farmland property located in the municipality of São Raimundo das Mangabeiras, in the state of Maranhão. The sale agreement consists in the acquisition of 17,566 hectares, of which 10,000 are developed and productive lands, that will be used for farming. The remaining 7,566 hectares consist of permanent conservation and legal reservation areas. The purchase price is R$100 million, which will be paid in full upon fulfillment of certain prior conditions by sellers. The sharecropping consists of 15,000 hectares of cultivable and developed land, already planted mostly with sugar cane. The agreement is valid for 15 years and renewable for another 15-years.

Cresca disposal

In December 2016, the shareholders of Cresca, Carlos Casado and Brasilagro, one of our subsidiaries, started a corporate reorganization and split-up of assets of this joint venture. On June 8, 2017, the Shareholders’ Meeting approved the reorganization plan and division of assets. In February 2018, the disposal of assets of Cresca was completed. As a result, the Company, through Brasilagro, disposed their interest in the joint venture and subsequently acquired a group of assets.

We own and manage those asstes through Palmeiras and Morotí (successor companies), both Paraguayan companies and subsidiareis of Brasilagro, which continued the exploitation previously carried out by Cresca. Cresca continues to exist with the remaining assets consisting of cash and a receivable to cover the expenses related to the disposal. The Company, through Brasilagro, continues to hold a 50% interest in this residual entity.

The Company has recognized a gain of Ps.510 million as result of this transaction, that has been recognized in the line “Other operating results, net".

The following table summarizes , the fair values of the assets acquired and the liabilities assumed at acquisition date:

February 2018
In million of Ps.
Assets	941
Cash and cash equivalents	1
Trade and other receivables	27
Income tax credit	12
Property, plant and equipment	901
Liabilities	172
Trade and other payables	11
Debts with related parties	121
Taxes payable	40
Equity
Currency translation adjustment	9
Total fair value of identifiable assets and assumed liabilities	778

Sale of FyO shares

On November 9, 2017, Cresud sold to a non-related party 154,929 shares of its subsidiary FyO, representing 9.49% of FyO’s capital stock for an amount of US$ 3.04 million, which was paid . As a result, Cresud reduced its equity interest in FyO from 59.59% to 50.10%.

This transaction was accounted in equity, resulting in an increase in non-controlling interest of Ps.10.2 million and an increase in the equity holders of the parent of Ps.43 million.

Urban properties and investments business

Operation Center in Argentina

Sale of ADS and shares from IRSA CP

During October 2017 and February 2018, IRSA and its subsidiaries completed the sale in the secondary market of 10,420,075 ordinary shares of IRSA CP, par value Ps.1 per share, represented by American Depositary Shares (“ADSs”), of four ordinary shares each, which represents nearly 8.27% of IRSA CP´s capital, for a total amount of Ps.2,489 million (US$ 140 million). After the transaction, IRSA’s direct and indirect interest in IRSA CP was reduced to approximately 86.34%. This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps.172 million, net of taxes.

Acquisition of Philips Building

On June 5, 2017, the Company through IRSA CP acquired the Philips Building located in Saavedra, Autonomous City of Buenos Aires, next to the DOT Shopping Mall. The building has a potential construction area of 7,755 square meters and is intended for office development and lease. The acquisition price was US$ 29 million, which was fully paid up as of June 30, 2017. Furthermore, IRSA CP has signed a bailment contract with the seller for a term of 7 months and 15 days, which had expired automatically on January 19, 2018.

Operations Center in Israel

Purchase of DIC shares by Dolphin

On November 22, 2017, all of DIC’s shares held by IDBD (106,780,853 shares) were transferred to Dolphin IL., wholly owned by Dolphin, which issued the debenture to IDBD, and a total of NIS 70 million as purchase price. Additionally, within the framework of the completion of the transaction, as part of the collateral which was provided by the buyer to IDB, in connection with the debentures, Dolphin IL. deposited 9,636,097 DIC shares with I.B.I. Trust Management, which serves as the trustee for the debenture on behalf of IDBD and Dolphin IL, in accordance with the debenture’s terms.

It should be noted that the financial position of IDBD and its subsidiaries at the Operations Center in Israel does not affect the financial position of the Company and subsidiaries at the Operations Center in Argentina. In addition, the commitments and other covenants resulting from IDBD’s financial debt do not have impact on the Company since such indebtedness has no recourse against us and it is not granted by IRSA’s assets.

On May 6, 2018, IDBD agreed on a SWAP on shares of DIC held by third parties with a banking entity not related to the group for a period of one year with the possibility of extending an additional year. The total of shares subject to the agreement is 6,020,811 and the value of the swap at the time of subscription is on average NIS 10,12 per share, approximately NIS 60 million (approximately Ps.342 million on the day of the transaction). The present transaction will be settled in cash for the difference between the quotation at the end of the agreement and the agreed price. For this transaction, we have not increased its participation in DIC for this transaction and granted guarantees on certain financial assets.

As of June 30, 2018 we owned indirectly 76.57% of DIC and as of the date of this annual report we owned indirectly 77.92% of DIC, for more information see "Recent Developments."

For additional information please see “Operations Center in Israel” .

Purchase of IDBD shares to IFISA

On December 2017, Dolphin Netherlands BV, has executed a stock purchase agreement for all of the shares that IFISA held of IDBD, which amounted to 31.7% of the capital stock. In this way, as of that date, Dolphin holds the 100% of IDBD's shares.

The transaction was made at a price of NIS 398 million (equivalent to NIS 1.894 per share and approximately to Ps.1,968 million as of the date of the transaction). As consideration of the transaction all receivables from IFISA to Dolphin have been canceled plus a payment of US$ 33.7 million (equivalents to Ps.588 million as of the date of the transaction). This transaction was accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps.1,853 million.

Partial sale of Clal

On May 1, 2017, August 30, 2017, January 1, 2018 and May, 2018 continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold in each of the abovementioned dates a 5% of its stake in Clal through a swap transaction. The consideration was set at an amount of approximately NIS 644.5 million (equivalent to approximately Ps.3,228 million considering exchange date at each date). After the completion of the transaction, IDBD’s interest in Clal was reduced to 34.8% of its share capital.

Agreement for the acquisition of New Pharm

On April 6, 2017, Shufersal entered into an agreement (the "agreement") with Hamashbir 365 Holdings Ltd. ("the seller" or "Hamashbir") for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of that Company’s share capital ("the shares sold"). On December 20, 2017, the transaction was completed and Shufersal became the sole shareholder of New Pharm prior to the sale of a Shufersal store and approval of the transaction by the antitrust commission. The price paid, net of the respective adjustments to the transaction price, was NIS 126 million (equivalent to Ps.630 million at the date of the transaction).

The following table resumes consideration and fair value of the acquired assets and the liabilities assumed:

December 2017
Fair value of identifiable assets and assumed liabilities:	Million of Ps.
Properties, plant and equipment	200
Inventories	380
Trade and other receivables	335
Cash and cash equivalents	25
Borrowings	(260)
Trade and other payables	(930)
Employee benefits	(25)
Provisions	(15)
Total net identifiable assets	(290)
Goodwill (pending allocation)	920
Total	630

Revenues of New Pharm recognized as of June 30, 2018 were not significant. If New Pharm had been acquired since the beginning of the year, the Company's consolidated statement of income for the year ended June 30, 2018 would show a net pro-forma discontinued operations result of Ps.12,189 million.

Increase of interest in Cellcom

On June 27, 2018, Cellcom had raised its capital stock for a gross total of NIS 280 million (approximately Ps.2,212 million as of that date). DIC acquired 6,314,200 shares for a total amount of NIS 145.9 million (approximately Ps.1,152 million). In addition, on June 26, 2018, DIC engaged in a swap transaction with a bank of 1,150,000 shares of Cellcom from third parties (the “Swap Shares”). The following are the main characteristics of the transaction:

● DIC has the votes rights but not the economics rights over the shares under the swap transaction,

● The maturity of the swap is 90 day

● The impact of the swap transaction is the difference of the price per share between the subscription date and the date of the maturity.

After the abovementioned transactions the equity interest that DIC has on Cellcom rose from 42.07% to 43.14% and the percentage of voting rights rose from 45.45% to 46.16% without consideration of the swap transaction.

On September 26, 2018, DIC extended the Swap Transaction in connection with 200,000 of the Swap Shares only, until December 30, 2018, under identical conditions, and at a price per Swap Share which was the closing price of Cellcom stock on the Tel Aviv Stock Exchange Ltd., on the last trading day before the extension of the Swap Transaction, in the amount of 24.75 per share.

Negotiations between Israir and Sun d’Or

On June 30, 2017 IDB Tourism was at an advanced stage of negotiations with Sun d’Or International Airlines Ltd. (“Sun d’Or”), a subsidiary of El Al Israel Airlines Ltd. ("El Al"), and on July 2, 2017 an agreement was signed, which has been rejected by the antitrust commission on January 10, 2018.

As a consequence of this process, the Company´s Financial Statements as of June 30, 2018 and 2017 present the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS 56 million (approximately equivalent to Ps.231 million as of December 31, 2016 when it was reclassified to discontinued operation), as a result of measuring these net assets at the estimated recoverable value. The Company is evaluating the reasons for the objection and has appealed this situation. The Company evaluated that the criteria to continue classifying the investment as discontinued operations as established by IFRS 5 are maintained.

Changes in interest in Shufersal

During the fiscal year ended June 30, 2017, the Company, through DIC and several transactions, increased its interest in Shufersal capital stock by 7.7% upon payment of a net amount of NIS 235 million (equivalent to approximately Ps.935 million) and in March 2017, DIC sold 1.38% of Shufersal in an amount of NIS 50 million (equal to Ps.210 million as of that date). Additionally, on December 24, 2017, DIC sold Shufersal shares, decreasing its stake from 53.30% to 50.12%. The consideration with respect to the sale of the shares amounted to NIS 169.5 million (equivalent to Ps.847 million on the day of the transaction). Both transactions were accounted for as an equity transaction generating an increase in the equity attributable to the controlling shareholder in the amount of Ps.182 million and Ps.244 million, respectively.

On June 16, 2018, DIC announced the sale of a percentage of its stake in Shufersal to institutional investors. The sale was completed on June 21, 2018. The percentage sold amounted to 16.56% and the net amount charged was approximatelyNIS 848 million (equivalent to Ps.6,420 million on the day of the transaction), consequently DIC lost control of Shufersal by which the Company deconsolidated the subsidiary on that date.

Below are the details of the sale:

Million of Ps.
Cash received	6,420
Remediation of the fair value of the remaining inversion	13,164
Total	19,584
Net assets disposed including goodwill	(8,501)
Gain from the sale of a subsidiary, net of taxes (*)	11,083

(*) Includes Ps.2,643 million as a result of the sale and Ps.8,440 million as a result of the remediation of the fair value of the new stake.

The following table details the net assets disposed:

June 30, 2018
Million of Ps.
Investment properties	4,489
Properties, plant and equipment	29,001
Intangible assets	7,108
Investments in associates and joint ventures	401
Restricted assets	91
Trade and other receivables	12,240
Investments in financial assets	2,846
Derivative financial instruments	23
Inventories	6,276
Cash and cash equivalents	5,579
TOTAL ASSETS	68,054
Borrowings	21,310
Deferred income tax liabilities	2,808
Trade and other payables	23,974
Provisions	447
Employee benefits	1,279
Salaries and social security liabilities	2,392
Income tax and MPIT liabilities	8
TOTAL LIABILITIES	52,218
Non-controlling interest	7,335
Net assets disposed including goodwill	8,501

Share-holding increase in DIC

On September 23, 2016, Tyrus, a subsidiary of the Company, acquired 8,888,888 of DIC’s shares from IDBD for a total amount of NIS 100 million (equivalent to Ps.401 million), which represent 8.8% of the Company’s outstanding shares at such date.

During March 2017, IDBD exercised all of DIC’s Series 5 and 6 warrants for nearly NIS 210 million (approximately equivalent to Ps.882 million), thereby increasing its direct interest in DIC to nearly 70% of such company’s share capital as of that date and the Company's equity interest to 79.47%. Subsequently, third parties not related to the Company, exercised their warrants, thus diluting the Company’s interest in DIC to 77.25%. This transaction was accounted for as an equity transaction generating a decrease in equity attributable to the controlling shareholder in the amount of Ps.262 million.

Sale of Adama

On August 2016, Koor a subsidiary of DIC, signed an agreement with ChemChina to obtain the 40% of the shares of Adama held by Koor. The price of the transaction included a payment in cash of US$ 230 million plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. On November 22, 2016, the sale transaction was finalized and Koor received cash in the amount of US$ 230 million. As of June 30, 2017, the Company recorded a gain of Ps.4,216 million pursuant to the sale. Our share in the results of Adama were retrospectively classified as discontinued operations in the Company’s Consolidated Statements of Income as from July 17, 2016.

Partial sale of equity interest in PBC

During the fiscal year ended June 30, 2017, DIC sold 12% of its equity interest in PBC for a total consideration of NIS 217 million (approximately equivalent to Ps.810 million); as a result, DIC’s interest in PBC has declined to 64.4%. This transaction was accounted for as an equity transaction generating an increase in equity attributable to the controlling shareholder in the amount of Ps.22 million.

Partial sale of equity interest in Gav Yam

On December 5, 2016, PBC sold 280,873 shares of its subsidiary Gav-Yam Land Corporation Ltd. for an amount of NIS 391 million (equivalent to Ps.1,616 million). As a result of this transaction, the equity interest has decreased to 55.06%. This transaction was accounted for as an equity transaction generating an increase in equity attributable to the controlling shareholder in the amount of Ps.117 million.

Capital Expenditures

Our capital expenditures totaled Ps. 9,061 million, Ps. 6,506 million and Ps. 2,483 million for the fiscal years ended on June 30, 2018, 2017 and 2016, including other property and equipment acquired in business combinations.

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

Fiscal Year Ended June 30, 2018

During the fiscal year ended June 30, 2018, in our Urban properties and investments business we invested Ps.7,597 million (including Ps.2,127 million from Shufersal, whose assets were deconsolidated due to the loss of control and Ps.324 million from business combination), as follows: (a) acquisitions and improvements of property, plant and equipment for Ps.4,201 million, primarily i) Ps.1,084 million in buildings and facilities, mainly in supermarkets in Israel through Shufersal, ii) Ps.971 million in communication networks, iii) Ps.1,915 million in machinery and equipment and others (which includes Ps.1,031 million invested through Shufersal); iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (Ps. 4 million, Ps. 6 million and Ps. 4 million, respectively), and v) Ps.217 million related with business combination (mainly from the acquisition of New Pharm); (b) improvements in our rental properties of Ps.722 million, primarily in our Operations Center in Israel; (c) the development of properties for Ps.2,240 million, mainly in our Operations Center in Israel; (d) Ps.327 million related to the acquisition of land reserves, and (e) Ps.107 million related to business combination.

In addition, our main investments in our Agriculture business during the fiscal year 2018 were Ps.1,464 million mainly due (a) acquisition and development of owner occupied farmland for Ps.1,126 million (Ps.1,033 million of subsidiary Brasilagro, including Ps.899 related to business combination with Cresca); (b) Ps.219 million in bearer plant; (c) Ps.58 million in other building and facilities; (d) Ps.42 million machinery and equipment: (e) Ps.11 million in vehicles; (f) Ps.4 million in furniture and supplies; and (g) Ps.4 million destined to suppliers advances for proprieties acquisitions.

Fiscal Year Ended June 30, 2017

During the fiscal year ended June 30, 2017, in our urban properties and investments business we invested Ps.5,482 million (including Ps. 1,434 million from Shufersal, whose assets were deconsolidated due to the loss of control), mainly as follows: (a) Ps. 469 million related with the acquisition of the Phillips building adjacent to the shopping mall DOT; (b) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (Ps. 5 million, Ps. 8 million and Ps. 4 million, respectively); (c) Ps. 1,298 million in machinery and equipment and others (which include Ps. 688 million invested through Shufersal); (d) Ps. 1,390 million related with the development of properties; (e) Ps. 100 million destined to the improvement of our shopping malls; (f) Ps. 57 million related to the acquisition of land reserves; (g) Ps. 635 million destined to improvements in our offices and other rental properties; (h) Ps. 721 million related to investment in buildings and facilities, mainly within the Operations Center in Israel (which include Ps. 644 million invested through Shufersal); and (i) Ps. 711 million in communication networks.

In addition, our main investments in our Agriculture business during the fiscal year 2017 were Ps.1,024 million, mainly due (a) acquisition and development of owner occupied farmland for Ps.731 million (including Ps.652 million of subsidiary Brasilagro); (b) Ps.183 million in bearer plant; (c) Ps.55 million in other building and facilities; (d) Ps.35 million in machinery and equipment; (e) Ps.13 million in vehicles; (f) Ps.1 million in furniture and supplies; and (g) suppliers advances for proprieties acquisitions for Ps.6 million.

Fiscal Year Ended June 30, 2016

During the fiscal year ended June 30, 2016, in our urban properties and investments business we invested Ps. 2,369 million (without considering Ps. 44,690 million related to addition of assets due to the business combination with IDBD and including Ps. 550 million from Shufersal, whose assets were deconsolidated due to the loss of control), corresponding Ps. 585 million to discontinued operations and Ps. 1,784 million to continuing operations, as follows: (a) acquisitions and improvements of property, plant and equipment of Ps. 1,172 million, primarily i) Ps. 379million in buildings and facilities (which include Ps. 374 million invested through Shufersal), ii) Ps. 310 million in communication networks, and iii) Ps. 291 million in machinery and equipment; (b) improvements in our rental properties of Ps. 260 million, primarily in our shopping malls in the Operations Center in Argentina; and (c) the development of properties for Ps. 919 million, mainly in our Operations Center in Israel

In addition, our main investments in our Agriculture business during the fiscal year 2016 were Ps.114 million, mainly due (a) acquisition and development of owner occupied farmland for Ps.65 million (including Ps.37 million of subsidiary Brasilagro), (b) Ps.7 million in machinery and equipment, (c) Ps.3 million in vehicles, (d) Ps.14 million in other building and facilities and, (e) Ps.25 million in bearer plants.

Recent Developments

Cresud’s Recent Developments

Own shares purchase plan

On July 27, 2018, we announced the ending of the own shares purchase plan having acquired the equivalent to 20,656,215 ordinary shares, representing almost 99.9% of the approved program and 4.1% of our share capital.

Shareholders’Meeting

Our 2018 annual meeting of shareholders was held on October 29, 2018 and it was decided, among others, to:

●
Allocate Ps.4,983,567,387 of net income for the fiscal year ended June 30, 2018 to the constitution of a special reserve that may be used for new projects according to the business development plan of the Company, or for the distribution of dividends;
●
Distribution of own shares in portfolio to the shareholders in proportion to their shareholdings for up to the amount of 20,656,215 ordinary shares.
●
Re-elect regular and alternate directors due to expiration of term;
●
Allocation of Ps. $9,646,487,544 of net income for fiscal year ended June 30, 2017 which hadn’t been allocated, to the constitution of a special reserve that may be allocated to new projects according to the business development plan of the Company, or to the distribution of dividends.
●
Approve of remuneration to the board of directors for the amount of Ps. 140,599,334 for the fiscal year ended June 30, 2018.
●
Approve of remuneration to the Audit Committe for the amount of Ps. 900,000 for the fiscal year ended June 30, 2018
●
Amend Articles Eighth (in relation to the Issuance of Shares), Eleventh (as regards Negotiable Obligations), and Twenty-Second (as regards the Audit Committee) of the By Laws in order to adapt to the new legal provisions.
●
 (i) Renew of delegation to the board of directors of the broadest powers to determine all the terms and conditions not expressly approved by the shareholders’ meeting as well as the time, amount, term, placement method and further terms and conditions of the various series and/or tranches of notes issued under the Global Note Program for the issuance of simple, non-convertible notes, secured or not, or guaranteed by third parties, for a maximum outstanding amount of up to US$500,000,000 (five hundred million US dollars) (or its equivalent in any other currency) approved by the shareholders’ meeting held on October 31, 2012 and renewed for a five years term by the shareholders’ meeting held on October 31, 2017 (the “Program”); (ii) authorize for the board of directors to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the creation of the program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes; and (d) carry out any proceedings, actions, filings and/or applications related to the creation of the program and/or the issuance of the various series and/or tranches of notes under the program; and (iii) authorize for the board of directors to sub-delegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.

Payment of dividends by Brasilagro

At Brasilagro´s shareholders’ meeting held on October 16, 2018, the shareholders of Brasilagro approved dividends in the amount of Rs.41.0 million, or Rs. 0.76 (or US$0.21) per share. Such dividends shall be paid to shareholders on November 6, 2018, to holders of record of Brasilagro´s shares as of October 16, 2018.

Payment of dividends by IRSA

At IRSA´s shareholders’ meeting held on October 29, 2018, IRSA´s shareholders approved a dividend payable with shares of IRSA CP for up to Ps.1,412 million to be distributed to IRSA´s shareholders pro-rata of their interest in IRSA. The dividend shall be paid to the shareholders on November 12, 2018, to holders of record of IRSA´s shares as of November 9, 2018.

IRSA’s Recent Developments

Shareholders’ Meeting

IRSA`s 2018 annual meeting of shareholders was held on October 29, 2018 and it was decided, among others:

●
Allocate Ps. 4,983,567,387 of net income for the fiscal year ended June 30, 2018 to: (i) Payment of a dividend in shares of IRSA CP for up to a total amount of Ps.1,412 million to be distributed to our shareholders pro-rata of their interest in IRSA; and (ii) The constitution of a special reserve that may be used for new projects according to the business development plan of IRSA, to the distribution of dividends, or for the cancellation of other commitments, delegating the Board of directors the ability to apply such reserve to any of such purposes;
●
Allocate Ps.16,538,338,620 of net income for fiscal year ended June 30, 2017 which hadn’t been used, to the constitution of a special reserve that may be used for to new projects according to the business development plan of IRSA, or to the distribution of dividends;
●
Approve remuneration to the board of directors for the amount of Ps. 140,599,334 for the fiscal year enden June 30, 2018;
●
Approve remuneration to the Supervisory Committe for the amount of Ps. 900,000 for the fiscal year ended June 30, 2018
●
Re-elect regular and alternate directors due to expiration of term;
●
Amend Section Eighth (in relation to the Issuance of Shares), Ninth (as regards Tender Offers), Eleventh (as regards Negotiable Obligations), and Twenty-Second (as regards the Audit Committee) of the By Laws.
●
(i) Renew the delegation to the board of directors of the broadest powers to determine all the terms and conditions not expressly approved by the shareholders’ meeting as well as the time, amount, term, placement method and further terms and conditions of the various series and/or tranches of notes issued under the Global Note Program for the issuance of simple, non-convertible notes, secured or not, or guaranteed by third parties, for a maximum outstanding amount of up to US$350,000,000 (three hundred and fifty million US dollars) (or its equivalent in any other currency) approved by the shareholders’ meeting held on October 31, 2017 (the “Program”); (ii) authorize for the board of directors to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the creation of the program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes; and (d) carry out any proceedings, actions, filings and/or applications related to the creation of the program and/or the issuance of the various series and/or tranches of notes under the program; and (iii) authorize for the board of directors to sub-delegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.
●
Approve (i) a budget of up to Ps. 12,184,000 for the hiring of specialists to collaborate with the development of the Compliance and Corporate Governance program; and (ii) approve a budget of up to Ps. 300,000 to apply to certain advisory and consulting tasks that will be required during the next fiscal year for a more exhaustive control of the subsidiaries of IRSA.

Operations Center in Argentina

Acquisition of Maltería Hudson by IRSA CP

In July 2018, IRSA CP announced the acquisition, of a property of 147,895 square meters of surface which includes a building of approximately 40,000 sqm known as “Maltería Hudson”, located in the intersection of Route 2 and Buenos Aires - La Plata highway, in the City of Hudson, Province of Buenos Aires. The price of the operation was set at the amount of US$ 7.0 million.

Moreover, we entered into an agreement to buy the two adjoining properties to “La Maltería” of approximately 49,000 sqm and 57,000 sqm respectively, for a total amount of US$720,825.

In addition, IRSA CP granted an option ta a non-related third party to buy from us between 15% to 30% of the outstanding shares of “La Maltería S.A.” at the acquisition price plus a certain interest for a six month period.

The purpose of this acquisition is the future development of a mixed-use project.

Operations Center in Israel

Extension of Swap Transaction in Connection with Cellcom

In connection to the sale of shares of Cellcom, DIC entered into a swap financial transaction (the “Swap Transaction”) with a banking institution, in connection with 1,150,000 ordinary shares with a par value of NIS 0.01 each of Cellcom. On September 26, 2018, DIC extended such Swap Transaction in connection with 200,000 of additional shares, until December 30, 2018, under identical conditions, and at a price per share which was the closing price of Cellcom stock on the TASE on the last trading day before the extension of the Swap Transaction, in the amount of 24.75 per share. It is noted that the Swap Transaction is a differential transaction only, in which the Swap Shares will be owned by DIC, although it will not be entitled to any returns in respect thereof (if any). In accordance with international accounting standards, the aforementioned transaction will have no impact on DIC’s results, save for the payment of transaction costs in a negligible sum.

IDBD’s Agreement with Bank Hapoalim, with regard to its holdings in Clal Insurance Enterprises Holdings Ltd.

In connection with a shareholders agreement between IDBD and Bank Hapoalim Ltd. (“Bank Hapoalim”), with respect to approximately 9.47% of the shares of Clal held by Bank Hapoalim, in which, inter alia, IDBD was given right of first refusal regarding the sale of the shares of Clal by Bank Hapoalim, IDBD reported on October 16, 2018, that IDBD and Bank Hapoalim signed an agreement pursuant to which IDBD was given a period of time to find several buyers with whom Bank Hapoalim will engage, subject to any applicable law, in transactions for the sale of (all of) the sold shares, at a price of NIS 62 per share, in over the counter transactions which will not be made subject to conditions, and which will be completed on a single date, and no later than November 10, 2018. If the transaction for the sale of shares of Clal has not been completed by November 10, 2018, Bank Hapoalim will be entitled to sell them. It was further determined in the agreement that the shareholders agreement will be canceled on the earlier of either the sale date or November 10, 2018.
It is noted that IDBD is evaluating the possibility of engaging in swap transaction(s) with banking institutions in connection with the sold shares, under the same principles which applied to previous swap transactions which IDBD performed with respect to shares of Clal which were held by it in the months May 2017, August 2017, January 2018, May 2018 and August 2018 (together, approximately 25% of the shares of Clal).
IDBD clarified that there is no certainty regarding the execution of the aforementioned transaction, including regarding the sale of the sold shares in accordance with the agreement, and the performance of swap transactions in connection therewith by IDBD.
As of October 17, 2018, IDBD’s holdings in Clal amounts to approximately 29.8% (of which, approximately 24.8% through the trustee), and in swap transactions with respect to the shares of Clal - a rate of approximately 25%.

Sale of Clal’s shares

On September 4, 2018, the Company informed that pursuant to the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel to the Trustee regarding the guidelines related to the sale of Clal shares, on August 30, 2018, IDBD sold 5% of its stake in Clal through a swap transaction, in accordance with the same principles that applied to the swap transaction made and informed to the market on 2017 and 2018. The transaction was set at an amount of approximately NIS 173.0 million. After the completion of the transaction, IDBD’s interest in Clal was reduced to 29.8% of its share capital. In addition, IDBD is entitled to a potencial result, in the framework of swap transactions, which amounts to 25% of Clal’s shares.

Agreement to sell plot of land in USA

In August 2018, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 million (approximately Ps. 673 million). As of June 30, 2018 the book value of the plot of land was classified as assets held for sale according to IFRS 5 conditions.

Acquisition of DIC´s shares

On July 6, 2018, we acquired, through a subsidiary, 2,062,000 shares of DIC, representing 1.36% of its share capital, for an amount of NIS 20,001,400, Following the completion of the transaction, our direct and indirect stake in DIC increased to to 77.92% of its share capital.

B. BUSINESS OVERVIEW

General

We are a leading Latin American agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil, through our investment in Brasilagro, as well as in other Latin American countries. We are currently involved in several farming activities including grains and sugarcane production, cattle raising and milk production. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. In addition, we lease land to third parties and perform agency and agro-industrial services, including a meat packing plant. Our shares are listed on ByMA and the NASDAQ.

We are also directly and indirectly engaged in the real estate business through our subsidiary IRSA and its subsidiaries and joint ventures, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping malls, premium offices, and luxury hotels in Argentina, and owns selective investments outside Argentina, mainly through IDBD and DIC, two of the largest and most diversified investment groups of Israel. IRSA’s shares are listed on the ByMA and the NYSE. We own 63.74% of the outstanding common shares of IRSA.

During fiscal years ended June 30, 2018, 2017 and 2016, we had consolidated revenues of Ps.38,986 million, Ps.30,746 million and Ps.15,622 million, and consolidated profit from operation, before financing and taxation, of Ps.29,361 million, Ps.8,351 million and Ps.20,132 million, respectively. During the fiscal years ended June 30, 2017 and June 30, 2018, our total consolidated assets increased 46.5% from Ps.241,446 million to Ps.353,770 million, and our consolidated shareholders’ equity increased 53.2% from Ps.49,173 million to Ps.75,321 million.

Following the acquisition of IDBD through our subsidiary IRSA, we decided to report our operations based on our main business lines: “Agricultural Business” and “Urban Properties and Investments Business” derived from our subsidiary IRSA, which is in turn subdivided into two operations centers: “Argentina” (including the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust Hotel REIT) and “Israel” (including IDBD).

As from fiscal year 2018 the CODM reviews the operating income/loss of each business excluding the amounts related to management fees, being such amount reviewed at an aggregate level outside each business. Additionally, the CODM reviews certain corporate expenses associated with each business in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the "Corporate" segment of each operation center. Segment information for the years 2017 and 2016 has been recast for the purposes of comparability with the present year.

Our Agricultural business is further comprised of four reportable segments:

● The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; breeding and/or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers; agricultural services; leasing of the Company's farms to third parties; and planting, harvesting and sale of sugarcane. Our Agricultural production segment had assets of Ps.11,222 million and Ps.6,660 million as of June 30, 2018 and 2017, respectively, representing 95% of our agricultural business assets at both dates. Our Agricultural production segment generated income from operations of Ps.1,128 million, and loss from operations of Ps.(102) million for fiscal years ended June 30, 2018, and 2017, respectively, representing 45% and (29%), of our consolidated profit from operations, from Agricultural Business for such years, respectively.

The segment “agricultural production” aggregate the crops, cattle, dairy, sugarcane and agricultural rental and services activities:

● Our “Crops” activity consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation; the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops activity had assets of Ps.4,928 million and Ps.3,742 million as of June 30, 2018 and 2017, respectively, representing 42% and 53% of our agricultural business assets at such dates, respectively. Our Crops activity generated profit from operations of Ps.789 million, loss from operations of Ps.(217) million, and profit from operation of Ps.222 million for fiscal years ended June 30, 2018, 2017 and 2016, respectively, representing 32%, (61%) and 72%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

● Our “Cattle” activity consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle activity had assets of Ps.1,780 million and Ps.1,281 million as of June 30, 2018 and 2017, respectively, representing 15% and 18% of our agricultural business assets at such dates, respectively. Our Cattle activity generated profit from operations of Ps.53 million, Ps.64 million and Ps.123 million for fiscal years ended June 30, 2018, 2017 and 2016 respectively, representing 2%, 18% and 40%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

● Our “Dairy” activity consists of breeding and/or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers. Our Dairy activity had assets of Ps.22 million and Ps.71 million as of June 30, 2018 and 2017, respectively, representing 0.2% and 1% of our agricultural business assets at such dates, respectively. Our Dairy activity has not generated profit/loss from operation for the fiscal year ended June 30, 2018 but generated loss from operation of Ps.(7) million and (5) million, for fiscal years ended June 30, 2017 and 2016, representing (2%) and (2%), of our consolidated profit from operations from Agricultural Business for such years, respectively.

● Our “Sugarcane” activity consists of planting, harvesting and sale of sugarcane. Our Sugarcane activity had assets of Ps.3,530 million and Ps.1,184 million as of June 30, 2018 and 2017, respectively, representing 30% and 17% of our agricultural business assets at such dates, respectively. Our Sugarcane activity generated profit from operations of Ps.125 million for the fiscal year ended June 30, 2018, representing 5% of our consolidated profit from operations from Agricultural Business for such year and loss from operations of Ps.(44) million and Ps.48 million for fiscal years ended June 30, 2017 and 2016, respectively, representing (12%) and (15%), of our consolidated profit from operations from Agricultural Business for such years.

● Our “Agricultural rentals and Services” activity consists of agricultural services (for example: irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services activity had assets of Ps.962 million and Ps.382 million as of June 30, 2018 and 2017, respectively, representing 8% and 5% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services activity generated profit from operations of Ps.161 million, Ps.102 million and Ps.53 million for fiscal years ended June 30, 2018, 2017 and 2016, respectively, representing 6.4%, 29% and 17% of our profit from operations from Agricultural Business for such years.

● Our “Land transformation and Sales” segment comprises gains from the disposal and development of farmlands activities. Our Land Transformation and Sales segment had assets of Ps.18 million and Ps.12 million as of June 30, 2018 and 2017, respectively, representing 0.2% and 0.2% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated profit from operations of Ps.1,500 million, and Ps.599 million for fiscal years ended June 30, 2018, and 2017, respectively, representing 60%, and 168% of our profit from operations from Agricultural Business for such years.

● Our “Other segments” includes, principally, feedlot farming, slaughtering and processing in the meat refrigeration plant; among others. Our Others segment had assets of Ps.522 million and Ps.341 million as of June 30, 2018 and 2017, respectively, representing 4.4% and 4.9% of our agricultural business assets at such dates, respectively. Our Others activity generated losses from operations of Ps.(42) million, Ps.(57) million and Ps.(65) million for fiscal years ended June 30, 2018, 2017 and 2016, representing (1.7%), (16%) and (20%) of our consolidated operating income from Agricultural Business for such years, respectively. The segment “Other segments” aggregate the activities Agro-industrial and Others:

● Our “Agro-industrial” activity consists of feedlot farming and the slaughtering and processing in the meat refrigerating plant. Feedlot farming is distinctive and requires specific care and diets which differ from those provided to free-range cattle. This activity represents a separate operating activity due to the distinctive characteristics of the cattle feedlot system and the industrialized meat processing in the packing plant. Our Agro-industrial activity had assets of Ps.178 million and Ps.127 million as of June 30, 2018 and 2017, respectively, representing 2% and 2% of our agricultural business assets at such dates, respectively. Our Agro-Industrial activity generated loss from operations of Ps.63 million, Ps.111 million and Ps.(63) million for fiscal years ended June 30, 2018, 2017 and 2016, representing (3%), (31%) and (20%) of our consolidated operating income from Agricultural Business for such years, respectively.

● Our “Others” activity consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure. This activity includes the brokerage and sale of inputs activities. Our Others activity had assets of Ps.344 million and Ps.214 million as of June 30, 2018 and 2017, respectively, representing 3% and 3% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of Ps.21 million, Ps.54 million and loss from operations of Ps.(2) million for fiscal years ended June 30, 2018, 2017 and 2016, representing 0.8%, 15% and 0.6% of our consolidated operating income from Agricultural Business for such years, respectively.

● The “Corporate” segment includes, principally, the corporative expenses related to the agricultural business. Our Corporate segment and corporate activity generated operating losses of Ps.(89) million, and operating losses for Ps.(84) million for fiscal years ended June 30, 2018, and 2017, representing (3.6)%, and (23.6)% of our consolidated profit from operations from Agricultural Business for such years, respectively

As of fiscal year 2018, the CODM also reviews the office business as a single segment and the entertainment business in an aggregate and separate manner from offices, including that concept in the "Others" segment. Segment information for years 2017 and 2016 has been recast for the purposes of comparability with the present year.

Operation Center in Argentina

We operate our business in Argentina through six reportable segments, namely “Shopping Malls,” “Offices,” “Sales and Developments,” “Hotels,” “International,” “Corporate” and “Others” as further described below:

● Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprised of lease and service revenue from tenants. Our Shopping Malls segment had assets of Ps.40,557 million and Ps.28,885 million as of June 30, 2018 and 2017, respectively, representing 61.0% and 64.3% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Shopping Malls segment generated operating income of Ps.14,060 million, operating income of Ps.4,258 million and operating income of Ps.17,904 million for the fiscal years ended June 30, 2018, 2017 and 2016, respectively, representing 61.6%, 63.6% and 91.5% of our consolidated operating income in Argentina for such years, respectively.

● Our “Offices” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants. Our Offices and Others segment had assets of Ps.13,179 million and Ps.7,508 million as of June 30, 2018 and 2017, respectively, representing and 19.8% and 16.7% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Offices and Others segment generated operating income of Ps.5,270 million, operating income of Ps.1,650 million and operating income of Ps.1,418 million for the fiscal years ended June 30, 2018, 2017 and 2016, respectively, representing 23.1%, 24.7% and 7.2% of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

● Our “Sales and Developments” segment includes the operating results of our acquisition and/or construction of housing and other properties for sale in the ordinary course of business. Our Sales and Developments segment had assets of Ps.10,884 million and Ps.5,470 million as of June 30, 2018 and 2017, respectively, representing 16.4% and 12.2% of our operating assets for the Operations Center in Argentina for both years. Our Sales and Developments segment generated operating income of Ps.4,785 million, Ps.822 million and Ps.685 million for the financial years ended June 30, 2018, 2017 and 2016, respectively, representing 21.0%, 12.3% and 3.5% of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

● Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of Ps.183 million and Ps.178 million as of June 30, 2018 and 2017, respectively, representing 0.3% and 0.4% of our operating assets for the Operations Center in Argentina, respectively. Our Hotels segment generated operating income of Ps.25 million, operating income of Ps.8 million and operating losses of Ps.(2) million for the fiscal years ended June 30, 2017, 2017 and 2016, respectively, representing 0.1%, 0.1% and 0.0% of our consolidated operating income for the Operations Center in Argentina for such years.

● Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country. We intend to continue evaluating investment opportunities outside Argentina as long as they are attractive investment and development options. Our International segment had assets of Ps.(1,651) million and Ps.572 million as of June 30, 2018 and 2017, respectively, representing 2,5% and 1.3% of our operating assets for the Operations Center in Argentina for such years. Our International segment generated operating losses of Ps.(1,992) million, operating losses of Ps.(212) million and operating losses of Ps.(652) million for the fiscal years ended June 30, 2018, 2017 and 2016, respectively, representing (8.7)%, (3.2)% and (3.3)% of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

● “Corporate”. Since this quarter, we have decided to expose in a separate corporate segment those expenses related to the holding structure. The Corporate segment generated an losses of Ps.(152) million, an losses of Ps.(132) million and an losses of Ps.(72) million during fiscal years 2018, 2017 and 2016.

● Our “Others” segment primarily includes the financial activities carried out by Banco Hipotecario and Tarshop S.A. (“Tarshop”) and other residual financial operations and corporate expenses related to the Operations Center in Argentina. As of June 30, 2017, our investment in Banco Hipotecario generated income of Ps.619 million. Tarshop is a company specialized in the sale of consumer financing products and cash advances to non-banking customers. Our Others segment had assets of Ps.3,320 million and Ps.2,301 million as of June 30, 2018 and 2017, respectively, representing 5.0% and 5.1% of our operating assets for the Operations Center in Argentina, respectively. Our Others segment generated operating income of Ps.837 million, operating income of Ps.296 million and operating income of Ps.284 million for the fiscal years ended June 30, 2018, 2017 and 2016, respectively, representing 3.7%, 4.4% and 1.4% of our consolidated operating income for the Operations Center in Argentina for such years.

Operation Center in Israel

We operate our business in Israel through six reportable segments, namely “Real Estate,” “Supermarkets,” “Telecommunications,” “Insurances,” “Corporate” and “Others” as further described below:

● Our “Real Estate” segment includes mainly assets and operating income derived from business related to the subsidiary PBC. PBC is engaged, independently and through its subsidiaries and associate companies, some of which are public companies, in various areas of the real estate industry in Israel and abroad. The main operating segments of PBC include the revenue-generating properties segment - its core activity, and the residential construction segment. PBC is also engaged in the agriculture segment. Our Real Estate segment had net reportable assets of Ps.29,836 million and Ps.15,327 million as of June 30, 2018 and 2017, representing 58.1% and 64.6% of our operating assets for the Operations Center in Israel at such years, respectively. Our Real Estate segment generated operating income of Ps.5,344 million, operating income of Ps.2,557 million and operating of Ps.855 million for the fiscal years ended June 30, 2018, 2017 and 2016, respectively, representing 77.3% ,76.8% and 101.4% of our consolidated operating income for the Operations Center in Israel for such years, respectively.

● Our “Supermarkets” segment includes assets and operating income derived from the business related to the subsidiary Shufersal. Shufersal operates both directly and through its investee corporations, and owns the largest supermarket chain in Israel in terms of sales volume. Our Supermarkets segment had net reportable assets of Ps.13,304 million and Ps.9,282 million as of June 30, 2018 and 2017, representing 25.9% and 39.1% of our operating assets for the Operations Center in Israel at such years, respectively. Our Supermarkets segment generated operating income (which is included in discontinued operations) of Ps.2,287 million and an operating income of Ps.1,837 million for the fiscal years ended June 30, 2018 and 2017, respectively.

● Our “Telecommunications” segment includes assets and operating income derived from the business related to our subsidiary Cellcom. Cellcom is a provider of communication services, which offers to its customers primarily mobile communication services, landline telephone services, international telephone services, internet connectivity services and associated services, and beginning in December 2014, also television over internet services. Our Telecommunications segment had net reportable assets of Ps.10,993 million and 6,616 million as of June 30, 2018 and 2017, representing 21.4% and (27.9) % of our operating assets for the Operations Center in Israel at such years, respectively. Our Telecommunications segment generated operating losses of Ps.(196) million, operating losses of Ps.(253) million and operating losses of Ps.(71) million for the fiscal years ended June 30, 2018, 2017 and 2016, respectively, representing (2.8)%, (7.6)% and (8.4) % of our consolidated operating income for the Operations Center in Israel for such years, respectively.

● Our “Insurance” segment includes the investment in Clal. Clal is a holding company which is primarily engaged in the insurance, pension and provident funds segments, and in the holding of assets and real and other related businesses (such as insurance agencies), and which constitutes one of the largest insurance groups in Israel. Our Insurance segment had net reportable assets,net of Ps.11,040 million and Ps.8,562 million as of June 30, 2018 and 2017, representing 21.5% and 36.1% of our operating assets for the Operations Center in Israel at such years, respectively.

● Our “Corporate” segment includes the assets and operating results providing from the activities related to the holding companies of the Operating Center in Israel, IDBD and DIC. Our Corporate segment had reportable assets of Ps.(47,343) million and (18,971) million as of June 30, 2018 and 2017, representing (92.2) % and (79.9) % of our operating assets for the Operations Center in Israel at such years, respectively. Our Others segment generated operating income of Ps.60 million, operating losses of Ps.(432) million and operating losses of Ps.(321) million for the fiscal years ended June 30, 2018, 2017 and 2016, respectively, representing 0.9%, (13.0)% and (38.1)%, of our consolidated operating income for the Operations Center in Israel for such years, respectively.

● Our “Others” segment includes the assets and income derived from other diverse business activities, such as technological developments, oil and gas assets, electronics, and others. Our Others segment had operating assets (liabilities), net of Ps.33,520 million and 2,913 million as of June 30, 2018 and 2017, representing 65.3 % and 12.3 % of our operating assets for the Operations Center in Israel at such years, respectively. Our Others segment generated operating losses of Ps.(582) million, operating losses of Ps.(380) million and operating losses of Ps.(54) million for the fiscal years ended June 30, 2018, 2017 and 2016, respectively, representing (8.4)%, (11.4)% and (6.4)%, of our consolidated operating income for the Operations Center in Israel for such years, respectively.

 Agricultural Business

As of June 30, 2018, we owned 23 farms with approximately 612,230 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. During the fiscal year we used 103,704 hectares of the land we own for crop production, approximately 88,074 hectares are for cattle production, 85,000 hectares are for sheep production and approximately 9,246 hectares are leased to third parties for crop and cattle production. The remaining 355,395 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have assigned 24,244 hectares for crop production and 1,404 hectares for cattle production. Also, during fiscal year 2018 ended on June 30, 2018, we leased 66,333 hectares to third parties for crop production and 12,635 hectares for cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land, and land under concession):

	2018(1)	2017(1)	2016(1)	2015(1)(6)	2014(1)(6)
Crops (2)	194,281	193,106	178,617	187,438	201,648
Cattle (3)	102,113	102,516	85,392	88,643	95,160
Milk/Dairy	-	1,036	2,231	2,864	2,864
Sheep	85,000	85,000	85,000	85,000	85,000
Land Reserves (4)	461,795	471,437	473,290	467,568	467,532
Own farmlands leased to third parties	9,603	7,733	2,435	10,026	13,111
Total(5)	852,792	860,828	826,965	841,539	865,315

(1) Includes 35.72% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.72% interest.
(2) Includes wheat, corn, sunflower, soybean, sorghum and others.
(3) Breeding and fattening.
(4) We use part of our land reserves to produce charcoal, rods and fence posts.
(5) Since fiscal year 2012, includes Brasilagro.
(6) Includes farms owned by Brasilagro and Cresud sold in 2014, 2015 and 2018.

Strategy

We seek to maximize our return on assets and overall profitability by:

(i) identifying, acquiring and operating agricultural properties having attractive prospects for increased agricultural production and/or medium or long-term value appreciation and selectively disposing of properties subsequently as appreciation is realized,

(ii) optimizing the yields and productivity of our properties by implementing state-of-the-art technologies and agricultural techniques; and

(iii) preserving the value of our significant long-term investment in the urban real estate sector held through our subsidiary IRSA.

To such end, we seek to:

● Maximize the value of our agricultural real estate assets

We conduct our agricultural activities with a focus on maximizing the value of our agricultural real estate assets. We rotate our portfolio of properties over time by purchasing properties which we believe have a high potential for appreciation and selling them selectively as opportunities arise to realize attractive capital gains. We achieve this by relying on the following principles:

✓ Acquiring under-utilized properties and enhancing their land use.

This principle includes:

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

✓ Applying modern technologies to enhance operating yields and property values.

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

✓ Anticipating market trends.

We seek to anticipate market trends in the agribusiness sector by:

(i) identifying opportunities generated by economic development at local, regional and worldwide levels;

(ii) detecting medium and long-term increases or decreases in supply and demand caused by changes in the world’s food consumption patterns; and

(iii) using land for the production of food or energy.

✓ International expansion.

We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in other countries. Although most of our properties are located in different areas of Argentina, we have begun a process of expansion into other Latin American countries, including Brazil, Bolivia, and Paraguay.

● Increase and optimize production yields

We seek to increase and improve our production yields through the following initiatives:

✓ Implementation of technology.

 (i) To improve crop production, we use state-of-the-art technology. We invest in machinery and the implementation of agricultural techniques such as direct sowing. In addition, we use high-potential seeds (GMOs) and fertilizers and we apply advanced land rotation techniques. In addition, we consider installing irrigation equipment in some of our farms.

(ii) To increase cattle production, we use advanced breeding techniques and technologies related to animal health. Moreover, we optimize the use of pastures and we make investments in infrastructure, including installation of watering troughs and electrical fencing. In addition, we have one of the few vertically integrated cattle processing operations in Argentina through Sociedad Anónima Carnes Pampeanas S.A.

(iii) In our milking facility, we have implemented an individual animal identification system, using plastic tags for our cattle and “RFID” tags. We use software from Westfalia Co. which enables us to store individual information about each of our dairy cows.

✓ Increased production.

Our goal is to increase our crop, cattle and milk production in order to achieve economies of scale by:

(i) Increasing our owned land in various regions by taking advantage of attractive land purchase opportunities. In addition, we expand our production areas by developing lands in regions where agricultural and livestock production is not developed to its full potential. We believe in the use of technological tools for improving the productivity of our land reserves and enhancing their long-term value. However, current or future environmental regulations could prevent us from fully developing our lands by demanding us to maintain part of them as natural woodlands not allocated to production.

(ii) Diversifying our production and the weather risk by leasing farms, thus expanding our product portfolio and optimizing our geographic focus, in particular in areas that are not appealing in terms of land value appreciation but with attractive productivity levels. We believe that this diversification mix mitigates our exposure to seasonality, commodity price fluctuations, weather conditions and other factors affecting the agricultural and livestock sector.

(iii) Moreover, we believe that continuing to expand our agricultural operations outside of Argentina will help us improve even more our ability to produce new agricultural products, further diversifying our mix of products, and mitigating our exposure to regional weather conditions and country-specific risks.

Urban Properties and Investments Business

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

Following the acquisition IRSA with IDBD in Israel, we decided to report our operations based on our main business lines: “Agricultural Business” and “Urban Properties and Investments Business” derived from our subsidiary IRSA, which is in turn subdivided into two operations centers: “Argentina” (including the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust Hotel REIT) and “Israel” (including IDBD).

Operations Center in Argentina

● Shopping Malls. Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping mall industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets.

We attempt to take advantage of the unsatisfied supply in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new Shopping Mall Properties in urban areas with attractive prospects for growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

● Offices. Since the Argentine economic crisis in 2001 and 2002, there have been limited investments in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for top-notch office spaces. We seek to purchase and develop premium office buildings in the core districts in the City of Buenos Aires and other strategic locations that we believe offer attractive returns and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to selectively consider new opportunities to acquire or construct new rental office buildings.

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

● International. In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. In 2015, we sold 74.5% of the office building located at Madison Avenue, City of New York, for a total amount of US$ 185 million, and we have retained a 49.9% equity interest in a US company whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we hold 28.7% of the voting power of the REIT Condor Hospitality Trust (NYSE:CDOR) and we hold, through Dolphin Fund, a 68.3% stake in the Israeli company IDBD, one of the largest and most diversified investment groups of Israel, which, through its subsidiaries, participates in numerous markets and industry sectors, including real estate, retail, agroindustry, insurance, telecommunications, etc. We intend to continue evaluating -on a selective basis- investment opportunity outside Argentina as long as they offer attractive investment and development opportunities.

● Corporate. This segment includes the expenses related to the corporate activities of the Operations Center in Argentina.

● Others. Primarily includes the financial activities through in Banco Hipotecario and Tarshop, the main mortgage-lending bank in Argentina, as we believe that we are able to reach good synergies in the long term between real estate properties and the development of the mortgage loans market in Argentina with a developed mortgage market.

Operations Center in Israel

We develop our operations in Israel through IDBD and DIC. IDBD and DIC are holding companies, which invests (directly and indirectly) in companies, that operate in several different fields, primarily in the communication, real estate, commerce, services and insurance branches. IDBD and DIC strives to promote and maximize the value of theirs existing investments, and to improve them, and also to sell them in suitable cases, through influence and involvement in the majority of its subsidiaries. This effect is realized, whether through the appointment of directors on its behalf and the provision of candidates on its behalf for corporate officer positions, or through involvement in the business strategic processes of the subsidiaries.

In parallel with substantiating the control of the control group in IDBD and DIC, in early 2016, the senior management of IDBD was replaced, including the General Manager, CFO, VP Legal Counsel, VP Accounting and Corporate Secretary.

Discount Investments is a holding company that invests in companies which operates in a variety of fields, mainly in communications, real estate, commerce and services. DIC strives to promote and maximize the value of its existing investments until they are sold in appropriate cases.

● Real Estate. PBC’s policy is to continue to implement its growth strategy, to develop its yield bearer properties and to increase revenues from this activity, which is its main activity, by building on land, which PBC owns, and locating new investments opportunities. Concurrently, PBC will act to realize assets in which their improvement potential was fully utilized and PBC will also act to maintain a strong financial stability.

● Supermarkets. Shufersal’s strategy was re-launched in 2014, the main elements of which are strengthening of Shufersal’s competitive position, especially in the discount segment, develop and grow Shufersal’s own brand, which includes the launch of new products in more leading categories (such as pharma and products for infants) alongside with the improvement of relationships with its suppliers, the growth in sales of Shufersal Online and other digital operations, including Shufersal App, promotion of growth engines and development of specialized areas of activity, which includes, development of “Shufersal for Business” (Wholesale Sales Offers), and further implementation of the streamlining plan and changes in internal procedures while saving costs. In June 2018, a transaction was completed in which DIC sold 16.6% of the issued share capital of Shufersal, for a total net consideration of NIS 848 million, according to which DIC’s holdings in Shufersal decreased to approximately 33.6% and therfore ceased to be the controlling shareholder of Shufersal. Thus, after the date of the said sale we ceased to consolidate the financial statements of Shufersal in its financial statements

● Telecommunications. Cellcom’s business strategy is divided into the following categories:

o Cell site construction and licensing – Cellcom construct cell sites based on its strategy to expand the geographical coverage and improve the quality of its network and as necessary to replace other obsolete cell sites.
o Sales and customer care - Cellcom combine their sales and customer care efforts in order to maximize sales opportunities alongside accessible and quality customer service.
o Marketing - Cellcom marketing strategy emphasizes their position as a communications group and cellular market leader, its value for money and its provision of a comprehensive solution for their customers’ communication needs, by offering services bundles for families and for the office for small and mid-sized businesses. Cellcom aims to provide its customers with a comprehensive quality experience through the various means of communications that they use, including their mobile handset, tablet and laptop. Alongside its focus on packages for a fixed sum, Cellcom has substantially reduced the number of calling plans available to its customers, thus reducing its back office operation.

Insurance. Clal has an advanced research department and an effective trading execution, to ensure a competitive advantage in order to achieve a fair long-term yield for policy holders, maximizing income from investments in accordance with the company’s risk appetite and the structure of liabilities in the portfolios.

Corporate. This segment includes the expenses related to the activities of holding companies.

● Others. Includes the assets and income from other miscellaneous businesses, such as technological developments, tourism, oil and gas, electronics, and other sundry activities.

Our Principal Business Activities

During the fiscal year ended June 30, 2018, we conducted our operations on 23 owned farms and 48 leased farms.

The following charts show, for fiscal year 2018, the surface area in operation for each line of business, as well as the hectares held as land reserves:

The following chart illustrates, for the fiscal year ended on June 30, 2018, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

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

Several important intermediaries, with whom we usually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a large number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data regarding neighboring farms (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production potential of the land and capital appreciation potential. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is less competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and create potential for capital appreciation.

The following chart shows certain information concerning our land acquisitions for each of the last 12 fiscal years ended on June 30:

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

The following chart shows certain information concerning our land sales for each of the last 12 fiscal years ended on June 30:

(1) Includes the difference between the gross proceeds of sales (net of all taxes and commissions) and the book value of the assets sold.
(2) Includes the sale of “La Adela” to our subsidiary IRSA. As it is a transaction between related parties, it generates no results under the IFRS and it is not included in the gain from disposal of farms for Ps.569.5 million.
(3) Includes three sales of farms and three fractions of land.
(4) Includes one farmland sale and two fractions of land.

On July 20, 2017, we entered into a purchase-sale agreement for all of “La Esmeralda” establishment, consisting of 9,352 hectares devoted to agricultural and cattle farming activities in the 9 de Julio district, Province of Santa Fe, Argentina. On June 25, 2018, we executed the deed and delivered of the property. The amount of the transaction was set at US$ 19 million, of which US$7 million have been already paid. The balance, guaranteed with a mortgage on the property, will be collected in four equal installments ending in April 2022, accruing an annual interest of 4% on the balances. The gain from the sale amounts approximately to Ps.410 million.

Additionally, in June 29, 2018, Cresud sold non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of "La Suiza". The total a mount of the consideration was US$10 million, of which US$3.0 million have been already paid. The remaining balance of US$7 million, guaranteed by a mortgage on the property, will be paid in ten installments of the same amount ending on June 2023, accruing an annual interest of 4.5% over the remaining equal consecutive balances. We reconded a gain for the transaction of approximately to Ps.238 million.

Our subsidiary Brasilagro has also made farmland sales during the year. On May 3, 2018, Brasilagro sold 956 hectares of Araucaria, of which 660 arable hectares, for an amount equal to 1,208 soybean bags per arable hectare or R$ 66.2 million (equal to Ps. 447.2 million or R$/ha. 93,356). The company has recognized gains of Ps. 258 million as result of this transaction.On June 13, 2018, the Company entered into a contract for the sale of a fraction of 9,784 hectares (7,485 hectares of agro-cultivable land) of the Jatobá Establishment, a rural property located in the Municipality of Jaborandi-BA, for a value of 285 bags per hectare or R$ 177.8 million (approximately R$ 18,172/ hectare). On July 31, 2018, the buyer made the payment of the first quota of 300,000 bags of soybean, for the value of R$23.2 million, in accordance with the conditions set forth in the contract, obtaining the transfer of possession and enabling the recognition of the income on behalf of the Company. The remaining balance will be paid in seven annual installments.

Farmland Development

We consider that there is great potential in farmland development where, through the use of current technology, we may achieve similar yields with higher profitability than in core areas.

As of June 30, 2018, we owned land reserves in the region extending over more than 355,395 hectares of own farmlands that were purchased at very attractive prices. In addition, we have a concession 106,352 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

During fiscal year 2018, we developed 10,684 hectares in the region: 2,486 hectares in Argentina; 2,008 hectares in Paraguay and 6,190 hectares in Brasil.

Area under Development	Developed 2017/2018	Developed 2016/2017
	(hectares)
Argentina	2,486	2,172
Brazil	6,190	9,601
Paraguay	2,008	1,553
Total	10,684	13,326
(1) 6,643 completed hectares and 4,041 hectares under development (1,484 in Argentina and 2,557 in Brasil).

Results

The following table shows this segment’s results for fiscal year 2018, compared to the preceding fiscal years:

	FY 2018	FY 2017	FY 2016	YoY Var 2018 vs. 2017
	(in millions of Ps.)%
Revenues	-	-	-	-
Costs	(12)	(11)	(9)	9.1
Gross Loss	(12)	(11)	(9)	9.1
Net result for changes in fair value of investment properties	96	331	22	(71.0)
Gain from disposition of farmlands	906	280	(2)	223.6
Other operating results, net	511	-	-	-
Profit from operations	1,500	599	10	150.4
Segment profit	1,500	599	10	150.4

Agricultural Production

Production

The following table shows, for the fiscal years indicated, our production volumes measured in tons:

Production Volume (tons) (1)	FY2018	FY2017	FY2016
Corn	381,443	302,513	220,234
Soybean	225,916	203,526	179,916
Wheat	32,297	29,905	15,578
Sorghum	4,131	4,922	1,051
Sunflower	6,221	3,853	3,053
Other	2,103	3,690	6,432
Total Crops (tons)	652,111	548,409	426,264
Sugarcane (tons)	924,776	1,062,860	1,228,830
Cattle herd	10,566	7,626	7,714
Milking cows	185	435	491
Cattle (tons)	10,751	8,061	8,205
Milk (liters)	3,891	13,968	16,273

(1) Includes Brasilagro, 50% of CRESCA, Acres del Sud, Ombú, Yatay and Yuchán. Agro-Uranga S.A. is not included.

The segment “agricultural production” aggregate the crops, cattle, dairy, sugarcane and agricultural rental and services activities.

Crops and Sugarcane

Our crop production is mainly based on crops and oilseeds and sugarcane. Our main crops include soybean, wheat, corn, and sunflower. Other crops, such as sorghum and peanut, are sown occasionally and represent only a small percentage of total sown land.

Below is the geographical distribution of our agricultural production for the last three fiscal years:

2018 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	344,713	18,913	6,690	11,127	381,443
Soybean	99,840	94,031	14,953	17,092	225,916
Wheat	32,297	-	-	-	32,297
Sorghum	2,836	-	1,295	-	4,131
Sunflower	6,221	-	-	-	6,221
Other	2,103	-	-	-	2,103
Total Crops and Other	488,010	112,944	22,938	28,219	652,111
Sugarcane	-	901,274	23,502	-	924,776

2017 Season	Argentina	Brazil	Bolivia	Paraguay	Total
(in tons)
Corn	253,164	31,969	9,410	7,970	302,513
Soybean	127,532	53,837	13,178	8,979	203,526
Wheat	29,905	-	-	-	29,905
Sorghum	44	-	4,879	-	4,923
Sunflower	3,853	-	-	-	3,853
Other	3,690	-	-	-	3,690
Total Crops and Other	418,188	85,806	27,467	16,949	548,410
Sugarcane	-	1,015,303	47,557	-	1,062,860

2016 Season	Argentina	Brazil	Bolivia	Paraguay	Total
(in tons)
Corn	189,709	19,982	3,574	6,969	220,234
Soybean	117,744	26,252	26,415	9,505	179,916
Wheat	15,525	-	53	-	15,578
Sorghum	56	-	697	298	1,051
Sunflower	3,053	-	-	-	3,053
Other	5,367	1,065	-	-	6,432
Total Crops and Other	331,454	47,299	30,739	16,772	426,264
Sugarcane	-	1,075,183	153,648	-	1,228,831

Sales

Below is the total volume sold broken down into geographical areas, measured in tons:

	FY2018			FY2017			FY2016
Volume of Sales(3)	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total
Corn	290.7	6.0	296.7	266.5	-	266.5	217.3	37.9	255.2
Soybean	172.0	23.4	195.4	137.8	28.8	166.6	182.5	15.8	198.3
Wheat	44.6	-	44.6	11.9	1.5	13.4	17.3	29.3	46.6
Sorghum	1.1	-	1.1	5.3	-	5.3	1.0	-	1.0
Sunflower	4.6	-	4.6	4.1	-	4.1	10.4	-	10.4
Other	1.6	-	1.6	3.6	-	3.6	5.9	-	5.9
Total Grains (tons)	514.6	29.4	544.0	429.2	30.3	459.5	434.4	83.0	517.4
Sugarcane (tons)	1,723.0	-	1,723.0	906.8	-	906.8	1,219.7	-	1,219.7
Cattle herd	13.3	-	13.3	6.9	-	6.9	8.3	-	8.3
Milking cows	1.5	-	1.5	1.1	-	1.1	0.7	-	0.7
Cattle (tons)	14.8	-	14.8	8.0	-	8.0	9.0	-	9.0
Milk (in th of liters)	3.9	-	3.9	13.3	-	13.3	16.9	-	16.9

(1) Domestic Market.
(2) Foreign Market.
(3) Includes Brasilagro, 50% of CRESCA, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

The following table shows the sown surface area assigned to crop production, classified into own, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	2018(1)	2017(1)	2016(1)
Own	102,448	102,683	112,112
Under lease	72,688	71,481	43,309
Under concession	24,244	22,454	23,196
Leased to third parties	9,533	7,663	2,365
Total	208,913	204,281	180,982

(1) Sown land may differ from that indicated under “Uses of Land,” since some hectares are sown twice in the same season and therefore are counted twice.

	Season
Stock	2018	2017	Variation
	(in tons)%
Corn	88,184	39,528	123.1
Soybean	109,160	89,499	22.0
Sunflower	2,124	530	300.5
Sorghum	498	16	3,089.2
Wheat	5,990	20,259	(70.4)
Sugarcane	4,424	-	-
Other	6,066	1,620	274.5
Total	216,446	151,452	42.9

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions that allow us to sow a diversified range of products. Our leased land for crops is mostly located in the Pampas region, a favorable area for crop production. The leased farms are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farms for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or sharecropping agreements with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of crops obtained or their equivalent value in Pesos. The principal advantage of leasing farms is that leases do not require us to commit large amounts of capital to the acquisition of lands but allow us to increase our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

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

Wheat seeding takes place from June to August, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to December and are harvested from February to August. Crops are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting season. A major part of production, especially soybean, wheat, corn and sorghum, is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

Agro-Uranga S.A.

We have a 35.72% interest in AgroUranga S.A.. This company optimizes production processes with special emphasis in soil conservation, the application of rational techniques and care of the environment.

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

The initial duration of lease agreements is typically one crop season. Leases of farms for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or sharecropping agreements with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of crops obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During fiscal year 2018, we leased to third parties a total of 48 fields, covering 75,160 hectares, including 26,763 hectares in Brazil. Out of the total leased area, 66,333 hectares were assigned to agricultural production, including double crops, and 12,635 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of sharecropping agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2018	2017	2016	2015	2013
Crops (1)	66,333	71,481	43,309	58,167	58,030
Cattle	12,635	12,635	12,635	13,501	18,549

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2018 for Crops an Sugarcane activities, compared to the preceding fiscal years:

Crops

				YoY var
	FY 2018	FY 2017	FY 2016	2018 vs. 2017
	(in millions of Ps.)%
Revenues	2,192	1,401	1,152	56.5
Costs	(1,769)	(1,177)	(939)	50.3
Initial recognition and changes in the fair value of biological assets and agricultural produce	603	24	198	2,412.5
Changes in the net realizable value of agricultural produce	303	(74)	208	-
Gross profit	1,329	174	619	663.8
General and administrative expenses	(180)	(153)	(124)	17.6
Selling expenses	(404)	(329)	(216)	22.8
Other operating results, net	20	79	(83)	(74.7)
Profit / (loss) from operations	765	(229)	196	-
Share of profit of associates and joint ventures	24	12	26	100.0
Activity profit / (loss)	789	(217)	222	-

Sugarcane

				YoY var
	FY 2018	FY 2017	FY 2016	2018 vs. 2017
	(in millions of Ps.)%
Revenues	757	355	294	113.2
Costs	(754)	(352)	-263	114.2
Initial recognition and changes in the fair value of biological assets and agricultural produce	241	20	55	1,105.0
Gross profit	244	23	86	960.9
General and administrative expenses	(104)	(52)	(34)	100.0
Selling expenses	(15)	(9)	(8)	66.7
Other operating results, net	-	(6)	4	(100.0)
Profit / (loss) from operations	125	(44)	48	-
Activity profit / (loss)	125	(44)	48	-

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June 2018, our cattle aggregated 93,591 heads, and we had a total surface area of 102,113 hectares of own and leased lands devoted to this business activity. In addition, we have leased to third parties 70 hectares assigned to these activities.

During the fiscal year ended June 30, 2018, our production was 10,751 tons, a 33.3% year-on-year increase. The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	2018	2017	2016
Cattle production(1)	10,751	8,061	8,205

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

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management are expected to further improve pregnancy levels in the coming years. Reproductive indicators improved thanks to the implementation of technologies, which have included handling techniques and females’ artificial insemination with cattle genetics especially selected for the stock which is purchased from specialized companies in quality semen elaboration for meat production. We use veterinarian products manufactured by leading national and international laboratories. It is important to emphasize the work of a veterinarian advising committee, who is external to us and visits each establishment monthly to control and agree tasks.
Currently, the cattle raising farms are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area.

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of heads of cattle for each activity:

	2018	2017	2016
Breeding stock	83,151	69,669	58,747
Winter grazing stock	10,440	9,692	11,126
Total Stock (heads)	93,591	79,361	69,873

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

Results

The following table shows this activity’s results for fiscal year 2018, compared to the preceding fiscal years:

	FY 2018	FY 2017	FY 2016	YoY var 2018 vs. 2017
	(In millions of Ps.)%
Revenues	339	207	178	63.8
Costs	(297)	(169)	(137)	75.7
Initial recognition and changes in the fair value of biological assets and agricultural produce	98	91	124	7.7
Gross profit	140	129	165	8.5
Profit from operations	53	64	123	(17.2)
Activity profit	53	64	123	(17.2)

Dairy

In December 2017 we decided to discontinue our dairy activity developed in the farm “El Tigre” in Argentina due to the adverse conditions of the sector.

Milk Production	FY2018	FY2017	FY2016
Average dairy cows per day (heads)	880	1,472	1,951
Milk Production/ Dairy Cow/ Day (liters)	24.55	24.68	21.82

Results

The following table shows this activity’s results for fiscal year 2018, compared to the two preceding fiscal years:

	FY 2018	FY 2017	FY 2016	YoY var 2018 vs. 2017
	(In millions of Ps.)%
Revenues	91	97	65	(6.2)
Costs	(65)	(86)	(61)	(24.4)
Gross profit	10	3	3	233.3
(Loss) from operations	-	(7)	(5)	(100.0)
Activity (loss)	-	(7)	(5)	(100.0)

Leases and Agricultural Services

We lease own farms to third parties for agriculture, cattle breeding and seed production, mainly in two types of farms. On the one hand, we lease our farms under irrigation in the Province of San Luis (Santa Bárbara and La Gramilla) to seed producers or enter into production agreements whereby we render production services to seed companies. These farms are ideal for obtaining steady production levels, given the quality of their soil and the weather conditions of the area, along with the even humidity provided by irrigation.

On the other hand, when market conditions are favorable, we lease farms recently put into production after agricultural development. In this way, we manage to reduce our production risk, ensuring fixed rental income until the new farms reach stable productivity levels.

In addition, in this segment we include the irrigation service we provide to our own farms leased to third parties.

Results

The following table shows this activity’s results for fiscal year 2018, compared to the preceding fiscal years:

	FY 2018	FY 2017	FY 2016	YoY var 2018 vs. 2017
	(in millions of Ps.)%
Revenues	224	137	76	63.5
Costs	(45)	(26)	(19)	73.1
Gross profit	179	111	57	61.3
General and administrative expenses	(15)	(7)	(3)	114.3
Selling expenses	(3)	(1)	(1)	200.0
Other operating results, net	-	(1)	-	(100.0)
Profit from operations	161	102	53	57.8
Activity profit	161	102	53	57.8

Other segments

This segment includes, principally, feedlot farming, slaughtering and processing in the meat refrigeration plant; among others. The segment “Other segments” aggregate the activities Agro-industrial and Others:

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

Results

The following table shows this activity’s results for fiscal year 2018, compared to preceding fiscal years:

	FY2018	FY2017	FY 2016	YoY var 2018 vs. 2017
	(in millions of Ps.)%
Revenues	1,898	1,324	966	43.4
Costs	(1,816)	(1,303)	(925)	39.4
Gross profit	82	21	41	290.5
General and administrative expenses	(58)	(43)	(38)	34.9
Selling expenses	(121)	(88)	(67)	37.5
Other operating results, net	34	(1)	1	-
Loss from operations	(63)	(111)	(63)	(43.2)
Activity loss	(63)	(111)	(63)	(43.2)

Others

This activity includes part of our investment in Futuros y Opciones (FyO), as crop trading is reflected in the Crops activity.

Results

The following table shows this activity’s results for fiscal year 2018, compared to preceding fiscal years:

	FY2018	FY2017	FY 2016	YoY var 2018 vs. 2017
	(in millions of Ps.)%
Revenues	580	394	178	47.2
Costs	(452)	(271)	(140)	66.8
Gross profit	128	123	38	4.1
General and administrative expenses	(50)	(29)	(15)	72.4
Selling expenses	(60)	(42)	(23)	42.9
Other operating results, net	4	6	1	(33.3)
Profit / (loss) from operations	22	58	1	(62.1)
Share of profit of associates and joint ventures	(1)	(4)	(3)	(75.0)
Activity profit / (loss)	21	54	(2)	(61.1)

Corporate

This segment includes, principally, the corporative expenses related to the agricultural business.

Results

The following table shows the “Corporate” segment’s results for fiscal year 2018, compared to preceding fiscal years:

	FY2018	FY2017	FY 2016	YoY var 2018 vs. 2017
	(in millions of Ps.)%
Revenues	-	-	-	-
Costs	-	-	-	-
Gross profit	-	-	-	-
General and administrative expenses	(89)	(84)	(76)	6.0
Loss from operations	(89)	(84)	(76)	6.0
Segment loss	(89)	(84)	(76)	6.0

Futuros y Opciones.Com S.A. (FyO)

Futuros y Opciones.com’s main business is crop trading (crop brokerage, storage, futures and options, consulting and logistics services) and sale and distribution of own inputs and third-party products.

As concerns the Crops business, revenues grew thanks to the increase in invoiced volumes and prices compared to the previous fiscal year. As well as the inputs business grew by 50% compared to the previous year, due to the consolidation of the nutritional specialties business.

During fiscal year 2018, increased efforts were made in the company’s cash flow analysis, generating financial income from the investments made. Net financial income also increased favorably compared to the previous year due to the effect of the devaluation.

Concerning the goals for next year, the Crops business is expected to keep growing at the same pace as in the past years, aspiring to lead the crop trading business and differentiating ourselves in the services offered to clients. As concerns inputs, FyO’s goals include consolidating its suite of products, increasing sales, improving margins and focusing business on the sale of nutritional specialties for the soil. Other objectives include becoming a leading company in the knowledge of the crops markets, being digital innovators and expanding the company’s reach into the region.

AGROFY S.A.U.

Agrofy, of which CRESUD owns indirectly and through a subsidiary 35.17%, continued to position itself in 2018 as the leading online platform for agriculture, achieving in two years that 5,000 companies list more than 50,000 products that are consulted by an average of 1.2 million monthly sessions in 10 different categories.

Farmland Portfolio(3)

As of June 30, 2018, we owned, together with our subsidiaries, 23 farms, with a total surface area of 612,230 hectares.

The following table sets forth our farm portfolio as of June 30, 2018:

Use of farms owned and under concession as of June 30, 2018
	Locality	Province	Date of	Surface	Main Business	Cattle	Sheep	Agriculture	Cattle
	Locality	Province	Acquisition	Area (has)	(has)		(has)	(has)	(Head)
El Recreo	Recreo	Catamarca	May ’95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May ’95	239,639	Cattle/ Agriculture/ Natural woodlands	43,419		14,697	47,489
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,431	Agriculture			1,409
Las Playas (1)	Idiazabal	Cordoba	May ‘97	1,534	Agriculture			1,534
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation			4,711
La Suiza	Villa Angela	Chaco	Jun ‘98	26,380	Agriculture/ Cattle	17,419		3,464	11,354
El Tigre	Trenel	La Pampa	Apr ‘03	8,360	Agriculture	240		6,695	2,708
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	6,022	Agriculture			4,114
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	101
Las Vertientes(3)	Las Vertientes	Cordoba	-	4	Silo
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,566	Agriculture			4,367
San Rafael	Santa Cruz	Bolivia	Nov ‘08	2,969	Agriculture			2,824
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,340	Agriculture			1,666
Marangatu/Udra	Mariscal Estigarribia	Paraguay	Feb ‘09	59,490	Agriculture/ Natural woodlands	3,733		7,263	4,553
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	270	Natural woodlands
Establecimiento Mendoza(3)	Finca Lavalle	Mendoza	Nov’03	9	Natural woodlands

Jatoba	Jaborandi/BA	Brazil		30,981	Agriculture	5,005		15,887	8,319
Alto Taquari	Alto Taquari/MT	Brazil		5,394	Agriculture			3,687
Araucaria	Mineiros/GO	Brazil		5,534	Agriculture			4,124
Chaparral	Correntina/BA	Brazil		37,182	Agriculture			14,284
Nova Buriti	Januária/MG	Brazil		24,211	Forestry
Preferência	Barreiras/BA	Brazil		17,799	Agriculture / Natural woodlands	6,376			8,121
São José	São Raimundo das Mangabeiras/MA	Brazil		17,566	Agriculture			10,222
Subtotal Owned				612,230		76,293	85,000	100,948	82,544
Agropecuaria Anta SA	Las Lajitas	Salta		132,000		1,404		24,244	6,584
Subtotal Under Concession				132,000		1,404		24,244	6,584
Total				744,230		77,697	85,000	125,192	89,128

(1) Hectares in proportion to our 35.72% interest in Agro-Uranga S.A.
(2) Does not include sheep or cattle in sold or rented fields.
(3) Do not include Las Vertientes and Establecimineto Mendoza because size of the farms.

Additional information about our Farmlands

Argentina

El Recreo

“El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

Los Pozos

“Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2018, we used 14,697 hectares in agricultural production. As of June 30, 2018, there were 47,489 heads of cattle in this farm.

San Nicolás

“San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2018, 6,236 hectares were planted for agricultural production, including double crops. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

“Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. It is located in the Province of Córdoba, and it is used for agricultural purposes. As of June 30, 2018, the farm had a sown surface area, including double crops, of 6,696 hectares for crop production.

La Gramilla and Santa Bárbara

These farms have a surface area of 7,072 hectares in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2017/2018 crop season, a total of 5,927 hectares were sown, 2,282 hectares of which were sown under contractual arrangements with seed producers. We leased, in turn, 12 hectares to third parties. The remaining hectares are kept as land reserves.

La Suiza

“La Suiza” farm has, at the end of the fiscal year 2018, a surface area of 26,380 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2017, “La Suiza” had a stock of approximately 11,354 heads of cattle. During the 2017/18 season, we used 4,286 hectares for agricultural production , including double crops.

In June 29, 2018, Cresud sold non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of "La Suiza". The total amount of the consideration was US$10 million, of which US$3.0 million have been already paid. The remaining balance of US$7 million, guaranteed by a mortgage on the property, will be paid in ten installments of the same amount ending on June 2023, accruing an annual interest of 4.5% over the remaining equal consecutive balances. We reconded a gain for the transaction of approximately to Ps.238 million.

El Tigre

“El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,360 hectares. This farm has a high-tech dairy facility where we develop our milk production business in compliance with the highest quality standards. It is located in Trenel in the Province of La Pampa. As of June 30, 2018, 7,605 hectares were assigned to crop production, including double crops. Our dairy activity has been discontinued in December 2017 due to the adverse conditions of the sector, selling all the cows in production.

San Pedro

“San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2017/2018 crop season, 5,057 hectares were used for agricultural production, including double crops.

8 de Julio and Estancia Carmen

“8 de Julio” farm was acquired on May 15, 2007, and has a surface area of 90,000 hectares. It is located in the Department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. "Estancia Carmen" was acquired on September 5, 2008, and has a surface area of 10,911 hectares. It is located in the Province of Santa Cruz, next to our "8 de Julio" farm.

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

On June 8, 2017, a title deed for the sale of 262 ha was signed. The total price was US$ 2.2 million. The Group has recognized a gain of Ps.11.8 million as a result of this transaction.

Bolivia

Las Londras

On January 22, 2009, the bill of purchase for "Las Londras" farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2017/2018 crop season, it was used for crop production.

San Rafael

On November 19, 2008, the bill of purchase for "San Rafael" farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2017/2018 crop season.

La Primavera

On June 7, 2011, we acquired “La Primavera” farm, with a surface area of approximately 2,340 hectares. During the 2017/2018 season, this farm was used for crop production.

Brazil (through our subsidiary Brasilagro)

Jatobá

Jatobá is a farm in the northeastern region of Brazil, with a total surface area of 30,981 hectares, 15,887 of which are intended for agriculture. Jatobá was acquired in March 2007 for R$ 33 million. We consider that this farm is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia.

Araucária

Araucária is a farm located in the municipal district of Mineiros, in the State of Goiás, and it has a total surface area of 5,534 hectares, 4,124 of which are used for agriculture. Araucaria was acquired in 2007 for R$ 70.4 million. Before we purchased it, Araucária had been used for crop planting. The farm was transformed, and at present it is planted with sugarcane.

In May 2013, an area of 394 hectares (310 of which are used for agriculture) was sold. The sale price was R$ 10.3 million. In May 2014, the sale of 1,164 hectares was agreed for a total amount of R$ 41.3 million

In March 2017, an area of 274 hectares was sold, of which 196 are developed and productive hectares. The price of the sale is 1,000 bags of soybeans per hectare. The Group has recognized a gain of Ps.29.9 million as a result of this transaction.

In May 2017, an area of 1,360 hectares was sold, of which 918 are developed and productive hectares. The sale price is 280 bags of soybeans per hectare. The Group has recognized a gain of Ps.37.4 million as a result of this transaction.

On May 3, 2018, has been subscribed a purchase-sale ticket for the sale of a fraction of 956 hectares (660 productive) at a price of 1,208 bags of soybeans per hectare or R$ 61.6 million (R$ / ha 93,356). The Group has recognized a gain of Ps.226.2 million as a result of this transaction.

Alto Taquarí

Alto Taquarí is located in the municipal district of Alto Taquarí, State of Mato Grosso, and it has a total surface area of 5,394 hectares, 3,687 of which are used for agriculture. The farm was acquired in August 2007 for R$ 33.2 million. Before we purchased it, the farm had been used for agriculture and cattle raising. Following its transformation, it is being used for sugarcane production.

Chaparral

Chaparral is a 37,182-hectare farm, with 14,284 hectares used for agriculture. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007 for R$ 47.9 million.

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

Preferencia

Preferência is located in the municipal district of Barreiras, in the State of Bahia. It has a total surface area of 17,799 hectares, 6,376 of which are used for agricultural activities. It was acquired for R$ 9.6 million in September 2008. The farm is being transformed into a pasturing area and will be later developed for agricultural purposes.

Sao José

Located in São Raimundo das Mangabeiras, in the state of Maranhão. With a total area of 17,566 hectares, of which 10,222 are destined to agricultural activity. It was acquired for a value of R$ 100 million in February 2017.

Paraguay (through our subsidiary Brasilagro)

Marangatú / Udra

We own, through Brasilagro, the “Marangatú/UDRA” farms, located in Mariscal José Félix Estigarribia, Department of Boquerón, Paraguayan Chaco, Republic of Paraguay, totaling 59,490 hectares, out of which 7,263 hectares have been allocated to agricultural production and 3,733 hectares to cattle production.

Silos

As of June 30, 2018, we had a storage capacity of approximately 25,620 tons (including 35.723% of the storage capacity of over 14,950 tons available at Agro-Uranga).

The following table shows, for the fiscal years presented, our storage facilities:

As of year ended June 30,
	2018(2)	2017(2)	2016(2)	2015(2)	2014(2)
Las Vertientes (1)	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,341	5,341	5,341	5,341	5,341
Brasilagro	10,279	10,279	10,279	10,279	90,200
Total	25,620	25,620	25,620	25,620	105,541

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

Principal Markets

Crops

Our crop production is mostly sold in the domestic market. The prices of our crops are based on the market prices quoted in Argentine grains exchanges such as the Buenos Aires Grains Exchange (Bolsa de Cereales de Buenos Aires) and the cereal exchanges in each country, which take as reference the prices in international grains markets. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

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

Customers

For the fiscal year 2018, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 500 customers. Sales to our ten largest customers represented approximately 45% to 50% of our net sales. Some of these customers included Cargill, Granos Olavarría, Bunge Alimentos S.A., and Amaggi & LD Commodities S.A. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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

Our storage capabilities allow us to condition and store crops with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities in Argentina, with capacity for 10,000 tons, are located in “Las Vertientes”, close to Río Cuarto, Province of Córdoba. In addition, we store crops in silo bags. On the other hand, in Brazil we have a total storage capacity of 10,279 tons.

Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Carnes Pampeanas, Frigorífico Bermejo, Arre Beef S.A., Sáenz Valiente Bullrich, and Colombo y Magliano S.A. Prices are based on the price at Liniers Market.

We are usually responsible for the costs of the freight to the market and, in general, we pay commissions on our transactions.

Inputs

The current direct cost of our production of crops varies in relation to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-season sales.

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

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of crops (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of cattle and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Regulation and Governmental Supervision of our Agricultural Business

Argentina

Farming and Animal Husbandry Agreements

According to Law No. 13,246, as amended by Law No. 22,298, all lease agreements related to rural properties and land are required to have a minimum duration of 3 years, except in the case of those designated as “accidental agreements” pursuant to Section 39, subsection a), Law No. 13,246. Upon death of the tenant farmer, the agreement may continue with his successors. Upon misuse of the land by the tenant farmer or default in payment of the rent, the land owner may initiate an eviction proceeding.

Law No. 13,246, amended by Law No. 22,298, also regulates sharecropping agreements pursuant to which one of the parties furnishes the other with animals or land for the purpose of sharing benefits between the parties. These agreements are required to have a minimum term of duration of 3 years, although the rule of Section 39 of Law No. 13,246 on accidental agreements for smaller terms also applies in this case. The agreement is not assignable under any circumstance whatsoever, unless expressly agreed by the parties. Upon death, disability of the tenant farmer or other impossibility, the agreement may be terminated.

Quality control of Crops and Cattle

The quality of the crops and the health measures applied on the cattle are regulated and controlled by the Servicio Nacional de Sanidad y Calidad Agroalimentaria (“SENASA”), which is an entity within the Agro-industry Ministry that oversees farming and animal sanitary activities.

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

The Secretary of Agriculture, Livestock, Fishing and Food Products granted to our subsidiary Sociedad Anónima Carnes Pampeanas up to 1,344 tons to export beef under the Cuota Hilton for the July 2018-June 2019 period.

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

As of June 30, 2015, we owned land reserves extending over 356,943 hectares, which are located in under-utilized areas where agricultural production is not yet fully developed. We also have 107,584 hectares under concession as reserves for future developments. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

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

On November 28, 2007, the Argentine Congress passed a law known as the Forest Law which sets minimum standards for the conservation of native forests and incorporates minimum provincial expenditures to promote the protection, restoration, conservation and sustainable use of native forests. The Forest Law prevents landowners, including owners of native forests, from deforesting or converting forested areas into non-forested land for other commercial uses without prior permission from each local government that gives the permit and requires the preparation, assessment and approval of an environmental impact report. The Forest Law also provides that each province should adopt its own legislation and regional regulation map within a term of one year. Until such provincial implementation is carried into effect, no new areas may be deforested. In addition, the Forest Law also establishes a national policy for sustainable use of native forests and includes the recognition of native communities and aims to provide preferential use rights to indigenous communities living and farming near the forest. In case a project affects such communities, the relevant provincial authority may not issue permits without formal public hearings and written consent of the communities.

Besides, the Rules issued by the CNV provide that publicly traded companies whose corporate purpose includes environmentally hazardous activities should report to their shareholders, investors and the general public their compliance with the applicable environmental laws and risks inherent to such activities, so as to be able to reasonably assess such hazards.

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

Other Regulations

Consumer Relationship. Consumer or End User Protection. The Argentine Constitution expressly establishes in Section 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

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

In addition, the Consumer Protection Law imposes penalties ranging from warnings to fines from Ps.100 to Ps.5,000,000, the seizure of merchandise, closing down of establishments for a term of up to thirty (30) days, suspension of up to 5 years in the State suppliers register, the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party was entitled. These penalties may be imposed separately or jointly.

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

Pursuant to Resolution No. 104/05 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Economy, the Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur's Common Market Group which requires that those who engage in commerce over the Internet (E-Business) shall disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress –Law No. 26,993–. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC) and the Consumer Relationship Audit, and a number of courts assigned to resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount so claimed should not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The administrative system known as Preliminary Conciliation Service for Consumer Relationships (COPREC) is currently in full force and effect. However, the court system (fuero judicial nacional de consumo) is not in force yet, therefore, any court claims should be currently filed with the existing applicable courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system referred to above, without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be fild.

Antitrust Law

Law No. 25,156, as amended, prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to economic concentration. According to this law, such transactions would include mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company. Whenever such a transaction involves a company or companies with accumulated sales volume greater than Ps.200.0 million in Argentina, then the respective transaction should be submitted for approval to the Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia, or “CNDC”). The request for authorization may be filed, either prior to the transaction or within a week after its completion.

When a request for authorization is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the authorization of the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of each of the assets absorbed, acquired, transferred or controlled in Argentina does not exceed Ps.20 million are exempted from the administrative authorization. Notwithstanding the foregoing, when all transactions effected in the last twelve months exceed in total Ps.20 million or in total Ps.60 million in the last 36 months, these transactions must be notified to the CNDC.

As Cresud’s consolidated annual sales volume exceeds Ps.200 million, we should give notice to the CNDC of any concentration within the scope of the Antitrust Law.

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

Urban Properties and Investments Business (through our subsidiary IRSA)

We decided to break down the operations of our subsidiary IRSA into an Operation Center in Argentina and an Operation Center in Israel. From the Operation Center in Argentina, we, through IRSA and its subsidiaries, manage the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust Hotel REIT. From the Operation Center in Israel, we manage IDBD and DIC. As of June 30, 2018, our investment in IRSA’s common shares amounts to 63.74%.

Description of main operations

Operation Center in Argentina.

Shopping Malls

As of June 30, 2018, IRSA owns, through its subsidiary IRSA CP, a majority interest in a portfolio of 16 shopping malls in Argentina, 15 of which are operated by IRSA CP. Of IRSACP´S 16 shopping malls, seven are located in the City of Buenos Aires, two in the greater Buenos Aires area, and the rest located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos, operated by a third party, in the City of Córdoba, La Ribera Shopping in Santa Fe, through a joint venture, and Alto Comahue in the City of Neuquén). On November 2018, IRSA plans to return Buenos Aires Design to the city of Buenos Aires since the concession agreement under which we operate will expire.

The shopping malls IRSA operates comprise, as of June 30, 2018, a total of 344,025 square meters (3,703,054 square feet) of gross leasable area. Total tenant sales in IRSA´s shopping malls, as reported by retailers, were Ps.43,130 million for the fiscal year ended June 30, 2018 and Ps.34,426 million for fiscal year ended June 30, 2017, representing an increase of 25.3%. Tenant sales at IRSA´s shopping malls are relevant to their revenues and profitability because they are one of the factors that determine the amount of rent that they charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

For the fiscal year ended June 30, 2018, IRSA´s shopping malls welcomed 110 million visitors and compared to 106 million for the fiscal year ended June 30, 2017.

The following graphic illustrates the total number of visitors at IRSA´s shopping malls for the period from June 30, 2011-2018.

Total Number of Visitors Per Fiscal Year at IRSA´s Shopping Malls
(in millions)

The following table shows certain information concerning IRSA´s shopping malls as of June 30, 2018:

Shopping malls	Date ofacquisition/development	Location	GLA(sqm)(1)	Numberof stores	Occupancyrate(2)	Ourownershipinterest	Rental revenue
					(%)	(%)	(in thousands of Ps.)
Alto Palermo	Dec-97	City of Buenos Aires	18,648	136	99.5	100.0	612,231
Abasto Shopping(3)	Nov-99	City of Buenos Aires	36,796	170	99.1	100.0	619,216
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,422	132	98.9	100.0	425,835
Alcorta Shopping	Jun-97	City of Buenos Aires	15,746	114	99.8	100.0	295,145
Patio Bullrich	Oct-98	City of Buenos Aires	11,397	86	97.1	100.0	169,028
Buenos Aires Design(4)	Nov-97	City of Buenos Aires	13,735	62	96.1	53.68	63,257
Dot Baires Shopping	May-09	City of Buenos Aires	49,407	157	99.5	80.0	403,324
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,214	79	97.7	100.0	154,281
Distrito Arcos	Dec-14	City of Buenos Aires	14,169	68	99.7	90.0	158,452
Alto Noa Shopping	Mar-95	Salta	19,063	88	96.8	100.0	110,981
Alto Rosario Shopping(5)	Nov-04	Santa Fe	33,358	141	99.5	100.0	294,709
Mendoza Plaza Shopping	Dec-94	Mendoza	42,867	141	98.3	100.0	177,865
Córdoba Shopping	Dec-06	Córdoba	15,276	105	100.0	100.0	108,422
La Ribera Shopping(6)	Aug-11	Santa Fe	10,530	68	94.9	50.0	36,197
Alto Comahue	Mar-15	Neuquén	9,397	99	94.4	99.9	75,939
Patio Olmos(7)	Sep-07	Córdoba	—	—	—	—	—
Total			344,025	1,646	98.5		3,704,882

(1) Gross leasable area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area.
(3) Excludes Museo de los Niños (3,732 square meters).
(4) Concession Agreement is set to expire on November 2018.
(5) Excludes Museo de los Niños (1,261 square meters).
(6) Owned through our joint venture Nuevo Puerto Santa Fe S.A.
(7) IRSA CP owns the historic building in the province of Cordoba where Patio Olmos shopping is located, which mall is operated by a third party.

  The following table sets forth the total retail sales for each of IRSA´s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30,
	2018	2017	2016
	(in millions of Ps.)
Alto Palermo	5,034	4,169	3,499
Abasto Shopping	5,674	4,604	4,043
Alto Avellaneda	5,459	4,344	3,776
Alcorta Shopping	2,754	2,207	1,899
Patio Bullrich	1,526	1,236	1,061
Buenos Aires Design(1)	701	537	414
Dot Baires Shopping	4,701	3,748	3,254
Soleil Premium Outlet	2,224	1,726	1,282
Distrito Arcos	1,831	1,455	962
Alto Noa Shopping	1,983	1,587	1,325
Alto Rosario Shopping	4,085	3,175	2,627
Mendoza Plaza Shopping	3,441	2,734	2,369
Córdoba Shopping Villa Cabrera	1,405	1,178	991
La Ribera Shopping(2)	1,030	771	634
Alto Comahue	1,282	954	717
Total sales	43,130	34,426	28,854
(1) Concession agreement is set to expire on November 2018. We plan to return the property to the City of Buenos Aires.
(2) Owned by Nuevo Puerto Santa Fé S.A., in which IRSA´s a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of IRSA´s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30,
	2018	2017	2016
	(in millions of Ps.)
Anchor Store	2,477	1,875	1,590
Clothing and footwear	22,499	18,463	15,156
Entertainment	1,332	1,178	1,021
Home	1,210	957	784
Electronic appliances	5,321	4,064	3,861
Restaurant	4,746	3,671	2,723
Miscellaneous	5,089	3,963	3,368
Services	456	255	351
Total	43,130	34,426	28,854

Occupancy rate

The following table sets forth the occupancy rate expressed as a percentage of gross leasable area of each of IRSA´s shopping malls for the fiscal years indicated:

	As of June 30,
	2018	2017	2016
	(%)
Abasto	99.1%	96.8%	99.8%
Alto Palermo	99.5%	99.3%	99.5%
Alto Avellaneda	98.9%	99.3%	100.0%
Alcorta Shopping	99.8%	98.1%	89.1%
Patio Bullrich	97.1%	97.6%	99.1%
Alto Noa	96.8%	99.4%	100.0%
Buenos Aires Design	96.1%	97.2%	95.7%
Mendoza Plaza	98.3%	97.1%	95.2%
Alto Rosario	99.5%	99.6%	100.0%
Córdoba Shopping Villa Cabrera	100.0%	98.1%	99.2%
Dot Baires Shopping	99.5%	99.9%	100.0%
Soleil Premium Outlet	97.7%	100.0%	100.0%
La Ribera Shopping	94.9%	97.6%	99.3%
Distrito Arcos	99.7%	100.0%	97.0%
Alto Comahue	94.4%	96.4%	96.6%
Porcentaje Total	98.5%	98.5%	98.4%

Rental price

The following table shows the annual average rental price per square meter for the fiscal years indicated:(1)

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in Ps.)
Abasto Shopping	16,828	14,736	9,964
Alto Palermo	32,831	26,765	21,819
Alto Avellaneda	11,083	9,537	7,801
Alcorta Shopping	18,744	15,267	12,217
Patio Bullrich	14,831	12,399	10,473
Buenos Aires Design	4,776	4,077	3,403
Dot Baires Shopping	8,385	6,727	5,468
Soleil Premium Outlet	10,141	7,583	6,048
Distrito Arcos	14,585	8,192	7,274
Alto Noa Shopping	5,822	4,644	3,977
Alto Rosario Shopping	8.835	7,772	6,299
Mendoza Plaza Shopping	4,149	3,458	2,952
Córdoba Shopping Villa Cabrera	7,098	5,682	4,512
La Ribera Shopping	3,444	2,814	2,222
Alto Comahue	11,694	5,956	5,017

(1) Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include income from Patio Olmos.

Accumulated rental income

The following table shows the accumulated rental income for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2018	2017	2016
	(in thousands of Ps.)
Alto Palermo	612,231	507,048	413,815
Abasto Shopping	619,216	542,219	403,231
Alto Avellaneda	425,835	343,930	279,949
Alcorta Shopping	295,145	238,355	193,959
Patio Bullrich	169,028	145,803	123,395
Buenos Aires Design(2)	63,257	55,837	47,160
Dot Baires Shopping	403,324	332,968	271,411
Soleil Premium Outlet	154,281	115,468	84,615
Distrito Arcos	158,452	120,351	81,252
Alto Noa Shopping	110,981	88,515	75,724
Alto Rosario Shopping	294,709	247,190	189,335
Mendoza Plaza Shopping	177,865	148,239	124,118
Córdoba Shopping Villa Cabrera	108,422	87,752	70,302
La Ribera Shopping(3)	36,197	28,293	21,884
Alto Comahue	75,939	58,161	49,611
Total	3,704,882	3,060,134	2,429,763

(1) Includes Base Rent, Percentage Rent, Admission Rights, Fees, Parking, Commissions, Revenues from non-traditional advertising and Others. Does not include Patio Olmos.
(2) Concession agreement is set to expire on November 2018. We plan to return the property to the City of Buenos Aires.
(3) Through our joint venture Nuevo Puerto Santa Fé S.A.

Lease expirations

The following table sets forth the schedule of estimated lease expirations for IRSA’s shopping malls for leases in effect as of June 30, 2018, assuming that none of IRSA’s tenants exercise their option to renew or terminate their leases prior to expiration:

	As of June 30, 2018
Expiration	Number ofagreements/stores(1)	Square metersdue to expire	Due toexpire(%)	Amount of leasepayments(in million of Ps.)(3)	Agreements(%)
Vacant stores	48	5,255	1.5%
As of June 30, 2018	498	102,841	29.9%	557.6	28.9%
As of June 30, 2019	404	81,323	23.6%	553.6	28.7%
As of June 30, 2020	454	109,046	31.7%	527.5	27.4%
As of June 30, 2021 and subsequent years	242	45,560	13.2%	289.1	15.0%
Total	1,646	344,025	100.0%	1,927.8	100.0%

(1) Includes vacant stores as of June 30, 2018. A lease may be associated with one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) Reflects the annual Base Rent of agreements due to expire as of June 30, 2018.

Five largest tenants of the portfolio

The five largest tenants of the portfolio (in terms of sales) conforms approximately 16% of their gross leasable area as of June 30, 2018 and represent approximately 9.2% of the annual base rent for the fiscal year ending on that date.

New leases and renewals

The following table shows certain information about IRSA´s lease agreements as of June 30, 2018:

	Number ofagreements	Annualbase rentamount (in millions of Ps.)	Annual admission rights amount (in millions of Ps.)	Average annual baserent per sqm (Ps.)		Number of non-renewed agreements (1)	Non-renewed agreements (1) annual base rent amount (in millions of Ps.)
Type of business				New andrenewed	Formeragreements
Clothing and footwear	307	31.3	92.2	9,783.7	7,448.4	645	1,031.1
Restaurant	55	5.2	12.7	11,754.9	8,270.7	155	177.6
Miscellaneous(2)	54	5.2	17.2	8,513.9	5,881.7	173	199.3
Home	26	4.2	6.7	2,690.5	1,748.4	116	162.2
Services	14	0.6	1.4	8,496.6	5,378.0	47	46.5
Entertainment	6	1.3	1.3	1,281.9	716.3	22	51.5
Anchor Store	2	0.8	0	1,259.0	119.1	4	32.2
Total	464	48.6	131.5	6,463.8	4,654.4	1,162	1,700.5

(1) Includes vacant stores as of June 30, 2018. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
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

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 2% and 10% of tenant’s gross sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases 10% on a semi-annualy and cumulative basis from the seventh (7th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.

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

Control Systems

IRCP has computer systems equipped to monitor tenants’ sales (except stands) in all of its shopping malls. IRCP also conduct regular audits of its tenants’ accounting sales records in all of its shopping malls. Almost every store in IRSA’s shopping malls has a point of sale that is linked to a main server. IRCP uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of IRSA’s shopping mall lease agreements require the tenant to have its point of sale system linked to IRSA’s server.

Competition

IRSA is the most important owner and administrator of Shopping Malls, Offices Buildings an other commercial properties of Argentina in terms of gross leasable area and number of rental properties. Given that most of our shopping malls in a particular area could have a material effect on IRSA’s ability to lease space in its shopping malls and on the rent that IRSA is able to charge. IRSA believes that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with IRSA in areas through the development of new shopping malls. IRSA’s principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2018:

Entity	Shopping malls	Location	GLA	Marketshare(1)
				(%)
IRSA CP	Alto Palermo	City of Buenos Aires	18,648	1.43
	Abasto Shopping(3)	City of Buenos Aires	36,796	2.83
	Alto Avellaneda(2)	Greater Buenos Aires, Province	38,422	2.96
	Alcorta Shopping(2)	City of Buenos Aires	15,746	1.21
	Patio Bullrich	City of Buenos Aires	11,397	0.88
	Buenos Aires Design(5)	City of Buenos Aires	13,735	1.06
	Dot Baires Shopping(4)	City of Buenos Aires	49,407	3.80
	Soleil Premium Outlet (2)	Greater Buenos Aires, Province	15,214	1.17
	Distrito Arcos (6)	City of Buenos Aires	14,169	1.09
	Alto Noa(2)	Salta	19,063	1.47
	Alto Rosario(2) (3)	Santa Fe	33,358	2.57
	Mendoza Plaza(2)	Mendoza	42,867	3.30
	Córdoba Shopping(2)	Córdoba	15,276	1.18
	La Ribera Shopping(7)	Santa Fe	10,530	0.81
	Alto Comahue	Neuquén	9,397	0.72
Subtotal			344,025	26.47
Cencosud S.A.			277,203	21.33
Other operators			678,354	52.20
Total			1,299,582	100.00

(1) Corresponding to gross leaseable area in respect of total gross leaseable area. Market share is calculated dividing square meteres over total square metres.
(2) Includes supermarkets.
(3) Includes Museo de los Niños.
(4) We own 80% of the equity of PAMSA.
(5) IRCP´s effective participation in ERSA is 53.6%, which operates the concession related to this property.
(6) IRCP´s owns 90% of the equity of Arcos del Gourmet S.A.
(7) IRCP´s owns 50% of the equity of Nuevo Puerto Santa Fe S.A.

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

Offices

According to Colliers International, as of June 30, 2018, the A+ and A office inventory increased as compared to 2017, at 1,899,183 square meteres. In terms of rental availability, the vacancy rate maintained without important changes around 7.3% during the second quarter of 2018. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values.

Compared to the previous quarter, the Premium Offices prices remained the same in the order of US$ 25.8 per square meter compared to the previous quarter, and showed a 5% increase compared to the same period last year, which was was US$ 24.5 per square meter. There was a decrease in rental prices for A+ properties of US$ 2.8 per square meter, from US$ 25.6 per square meter in the first quarter of 2018 to US$ 28.4 per square meter for the second quarter of 2018. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of US$ 31.3. Likewise, the industry reported a 2% increase in rental prices for A properties compared to the first quarter of 2018, reaching an average of US$ 23.1 per square meter, in which the North zone of Ciudad de Buenos Aires reach the higher prices, reaching US$ 29.1 per square meter.

Management of office buildings

IRSA generally acts as the manager of the office properties in which we own an interest. IRSA typically owns the entire building or a substantial number of floors in the building. The buildings in which IRSA owns floors is generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, IRSA handles services such as security, maintenance and housekeeping, which is generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that has not been leased, if any, for which IRSA bears the cost. IRSA markets their leasable area through commissioned brokers or directly by them.

Leases

IRSA usually leases their offices and other rental properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law, they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties

The following table shows certain information regarding our office buildings, as of June 30, 2018:

						Annual accumulated rental income (in thousands of Ps.) (4)
	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	2018	2017	2016
Offices
República Building (5)	4/28/08	19,885	98.4%	100%	16,112	126,318	112,758	75,122
Bankboston Tower (5)	8/27/07	14,873	85.6%	100%	10,875	86,825	79,498	51,690
Bouchard 551	3/15/07	-	-	100%	296	9,486	3,000	3,000
Intercontinental Plaza Building (5)	11/18/97	2,979	100.0%	100%	1,910	20,435	18,810	29,078
Bouchard 710 (5)	6/1/05	15,014	100.0%	100%	14,094	121,129	85,465	67,250
Dique IV	12/2/97	-	-	100%	-	-	-	15,000
Maipú 1300	9/28/95	-	-	100%	75	301	6,000	6,000
Libertador 498	12/20/95	-	-	100%	-	8,289	7,000	6,000
Suipacha 652/64 (5)	11/22/91	11,465	86.2%	100%	4,373	33,631	30,007	22,507
Madero 1020	12/21/95	-	-	100%	5	57	44	-
Dot Building (5)	11/28/06	11,242	100.0%	80,0%	7,881	63,913	50,172	31,229
Philips Building (5)	6/5/17	7,755	69.8%	100%	3,416	16,313	-	-
Subtotal Offices		83,213	92.3%	N/A	59,037	486,697	392,754	306,876

Other Properties
Santa María del Plata S.A	10/17/97	116,100	91.4%	100%	1,717	13,790	11,981	12,000
Nobleza Piccardo (6)	05/31/11	109,610	78.0%	50.0%	1,731	6,269	13,217	2,172
Other Properties (7)	N/A	23,240	64.8%	N/A	1,875	19,860	12,838	11,000
Subtotal Other Properties		248,950	83.2%	N/A	5,323	39,919	38,036	25,172

Total Offices and Others		332,163	85.5%	N/A	64,360	526,616	430,790	332,048

(1) Corresponds to the total leaseable surface area of each property as of June 30, 2018. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leaseable area as of June 30, 2018.
(3) The lease agreements in effect as of June 30, 2018 were computed for each property.
(4) Corresponds to total consolidated lease agreements.
(5) Through IRSA CP.
(6) Through Quality Invest.
(7) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665, Anchorena 545 (Chanta IV) and Intercontinental plot.

Occupancy rate

The following table shows the occupancy rate of IRSA´s offices for fiscal years 2018 and 2017:

	Occupancy rate (1)
	As of June 30,
	2018	2017	2016
Offices:	(%)
República Building	98.4	95.2	100.0
Bankboston Tower	85.6	100.0	100.0
Intercontinental Plaza	100.0	100.0	100.0
Bouchard 710	100.0	100.0	100.0
Suipacha 652/64	86.2	86.3	90.7
DOT Building	100.0	100.0	100.0
Philips	69.8	—	—
Total	92.3	96.7	98.6

(1) Leased square meters pursuant to lease agreements in effect as of June 30, 2018, 2017 and 2016 over gross leasable area of offices for the same periods

Annual average income per surface area as of June 30, 2018, 2017 and 2016(1):

	Annual average income per square meter(1)
	2018(1)	2017(1)	2016(1)
Offices	(Ps./sqm)
Intercontinental Plaza Building	5,970	4,853	4,291
Bouchard 710	8,068	5,692	4,539
Libertador 498	-	9,739	10,464
Suipacha 652/64	2,933	2,617	1,961
Bankboston Tower	5,838	5,345	3,778
República Building	6,353	5,671	3,615
Dot Building	5,685	4,463	2,778
Philips Building	2,104

(1) Calculated by dividing annual rental income by the gross leaseable area of offices based on our interest in each building as of June 30 for each fiscal year.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2018:

Property	Number of Agreements (1)(5)	Annual Rental Income(2)	Rental income per sqm New and Renewed(3)	Previous rental income per sqm(3)	No. of non-renewed agreements	Non-renewed agreements Annual rental income(4)
Intercontinental Plaza Building	-	-	-	-	3	13,197,994
Bouchard 710	5	77,057,758	588	570	-	-
Della Paolera 265	1	8,055,709	538	498	1	1,523,898
Republica Building	6	51,509,863	581	578	-	-
DOT Building	2	15,357,876	553	515	-	-
Suipacha 664	1	7,884,678	332	332	-	-
Philips Building(6)	5	26,373,106	406	-	-	-
Total Offices	20	186,238,990	530	443	4	14,721,892

(1) Includes new and renewed agreements executed in fiscal year 2018.
(2) Agreements stated in US dollars converted into Pesos at the exchange rate prevailing in the initial month of the agreement multiplied by 12 months.
(3) Monthly value.
(4) Agreements stated in US dollars converted into Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5) Does not include agreements of parking spaces, antennas or terrace space.
(6) New Building, contracts without previous rate.

Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, as of July 2018, overnight stays at hotel and parahotel establishments were estimated at 4.6 million, 3.1% lower than the same month the previous year. Overnight stays of resident and nonresident travelers decreased by 3.2% and 1.6%, respectively. Total travelers who stayed at hotels during July 2018 were 1.9 million, which represents a 5.0% decreased compared to the same month the previous year. The number of resident and nonresident travelers decreased by 5.6% and 1.6%, respectively. The 3.7 million resident travelers represented 83.3% of the total number of travelers who stayed at hotels. The Room Occupancy Rate in April was 48.5%, showing a decrease by 3.1% compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 39.6%, which represents a decrease by 3.1% compared to the same month the previous year.

During fiscal year 2018, we kept our 76.34% interest in Intercontinental hotel, 80.00% interest in Sheraton Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding IRSA´s luxury hotels:

						Fiscal Year Sales as of June 30 (in millions)
Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room Ps.(2)	2018	2017	2016
Intercontinental (3)	01/11/1997	76.34%	309	74.9%	2,781	337	271	195
Sheraton Libertador (4)	01/03/1998	80.00%	200	76.1%	2,728	212	151	119
Llao Llao (5)	01/06/1997	50.00%	205	56.9%	6,713	439	301	220
Total		-	714	70.1%	3,682	988	723	534

(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Through Nuevas Fronteras S.A.
(4) Through Hoteles Argentinos S.A.
(5) Through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 IRSA acquired a 50% interest in Hotel Llao Llao from Llao Llao Holding S.A. The remaining 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., operator, among others, of the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms.

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

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro

On December 14, 2006, through IRSA´s hotel operator subsidiary, Llao Llao Resorts S.A., IRSA acquired a land consisting of 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7 million, of which US$4.2 million were paid in cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

Sale and Development of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of IRSA´s core activities. IRSA´s development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories or warehouses. In connection with IRSA´s development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. IRSA may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In fiscal year ended June 30, 2018, revenues from the development and sale of properties segment amounted to Ps.120 million, compared to Ps.99 million posted in the fiscal year ended June 30, 2017.

Construction and renovation works on IRSA´s residential development properties are currently performed, under IRSA´s supervision, by independent Argentine construction companies that are selected through a bidding process. IRSA enters into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. IRSA is generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, IRSA deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, we receive finished square meters for commercialization, without taking part in the construction works.

  The following table shows information about IRSACP´s land reserves as of June 30, 2018:

	IRSACP´ s Ownership	Date of acquisition	Land surface	Buildable surface	GLA	Saleable surface	Book Value

	(%)		(sqm)	(sqm)	(sqm)	(sqm)	(Ps. millions)
RESIDENTIAL - BARTER AGREEMENTS
Beruti (Astor Palermo) - BA City	100	Jun-08	—	—	—	—	151
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires	100	Jul-96	—	—	847	—	46
Total Intangibles (Residential)			—	—	847	—	197

LAND RESERVES						—
Polo Dot U building - BA City	80	jun-06	5,273	32,000	32,000	—	1,098
Total under Development			5,273	32,000	32,000	—	1,098
UOM Luján - Buenos Aires	100	May-08	1,160,000	464,000	—	—	305
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires (4)	50	May-11	159,995	500,000	—	—	2,812
La Plata - Greater Buenos Aires	100	Mar-18	78,614	116,552	—	—	218
Subtotal Mixed-uses			1,398,609	1,080,552	—	—	3,335
Coto Abasto air space - BA City(2)	100	Sep-97	—	21,536	—	15,831	6
Córdoba Shopping Adjoining plots - Córdoba(2)	100	Jun-15	8,000	13,500	—	2,160	239
Neuquén - Residential plot - Neuquén(2)	100	Jun-99	13,000	18,000	—	18,000	16
Subtotal Residential			21,000	53,036	—	35,991	261
Caballito plot - BA City	100	Jan-99	23,791	68,000	30,000	—	375
Tucumán plot - Tucumán (3)	100	Mar-10	18,620	10,000	10,000	—	—
Paraná plot - Entre Ríos (3)	100	Aug-10	10,022	5,000	5,000	—	—
Subtotal Retail			52,433	83,000	45,000	—	375
Polo Dot - Offices 2 and 3 - BA City	80	Nov-06	12,800	44,957	33,485	—	1,582
Intercontinental Plaza II - BA City	100	Feb-98	6,135	19,598	19,598	—	351
Córdoba Shopping Adjoining plots - Córdoba(2)	100	Jun-15	2,800	5,000	5,000	—	15
Subtotal Offices			21,735	69,555	58,083	—	1,948
Total Future Developments			1,493,777	1,286,143	103,083	35,991	5,919
Other Land Reserves(1)			1,899	182	7,297	262	182
Total Land Reserves			1,500,949	1,318,325	142,380	36,253	7,199

(1) Includes Zelaya 3102-3103, Chanta IV, Anchorena 665 and Condominios del Alto II
(2) These land reserves are classified as Trading properties , therefore, their value is maintained at historical cost. The rest of the land reserves are classified as Investment Property, valued at market value.
(3) Sign of the deeds pending subject to certain conditions.
(4) Through Quality Invest S.A.

The following table shows information about IRSACP´s expansions on its current assets as of June 30, 2018:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Rosario	100	2,000	Santa Fé
Mendoza Plaza - Sodimac Store + Falabella	100	12,800	Mendoza
Alto Comahue - Movie Theatres	99	2,200	Neuquén
Subtotal Current Expansions		17,000
Alto Palermo Adjoining Plot	100	4,000	BA City
Dot Adjoining Plot	80	16,765	BA City
Other future Expansions(1)	100	85,290
Subtotal Future Expansiones		106,055
Total Shopping Malls		123,055
Patio Bullrich - Offices / Hotel	100	10,000	BA City
Philips Building	100	20,000	BA City
Subtotal Future Expansions		30,000
Total Offices		30,000

Total Expansions		153,055

The following chart shows information about IRSA´s land reserves as of June 30, 2018:

	IRSA´s Interest	Date of Acquisition	Surface area(sqm)	Area intended for contruction (sqm)	Gross Leasable Area(sqm)	Area intended for sale(sqm)	Book Value (million of Ps.)

INTANGIBLE ASSETS – BARTER AGREEMENTS
Pereiraola (Greenville) - Buenos Aires	100%	4/21/10	-	-	-	35,239	7
Zetol - Uruguay	90%	6/1/09	147,060	-	-	92,817	80
Vista al Muelle - Uruguay	90%	6/1/09	130,688	-	-	89,918	127
Total Intangibles (Residential)			277,748	-	-	217,974	214

LAND RESERVES_
Catalinas – CABA(3)	100%	05/26/10	3,648	58,100	35,313	4.896	1.601
Total in development			3,648	58,100	35,313	4.896	1.601
La Adela - Buenos Aires	100%	8/1/14	9,871,600	3,951,227	-	-	433
Puerto Retiro – CABA (2)	50%	5/18/97	82,051	246,153	-	-	44
Solares Santa María - CABA	100%	7/10/97	716,058	716,058	-	-	6,498
Subtotal Mixed Uses			10,669,709	4,913,438	-	-	6,975
Caballito Block 35 - CABA	100%	10/22/98	9,879	-	-	57,192	99
Subtotal Residential Properties			9,879	-	-	57,192	99
Total Future developments			10,679,588	4,913,438	-	57,192	7,074
Other land reserves			6,932,987	-	-	4,713	687
Total IRSA´s Land Reserves			17,616,223	4,971,538	35,313	61,910	9,362

(1) Includes Pilar R8 Km 53, Pontevedra Plot, Mariano Acosta Plot, Merlo Plot, San Luis Plot, Llao Llao Plot and Abril Manor House
(2) This land is valued at historic cost.
(3) Includes IRSACP´s and IRSA´s ownership in the property.

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

Condominios del Alto II – City of Rosario, Province of Santa Fe (IRSA CP)

The Condominios del Alto II project will be composed of two opposite building blocks, commercially divided into 10 sub-blocks. The project consists of a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressrooms and a laundry. As of June 30, 2018, the works in parcel H have been completed and all the units (42 apartments and 47 parking spaces) subject to the barter have been received, with 9 parking spaces available for sale.

Barrio Chico – City of Buenos Aires

This is a unique Project located in Barrio Parque, an exclusive residential area in the City of Buenos Aires. During May 2006, the commercialization of the project was launched with successful results. The image of the product was originally developed under the name “Barrio Chico” through advertisements in the most important media. As of June 30, 2018, the project had been completed and 2 parking spaces are yet to be sold.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, it is known as the “Parque” complex, thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2018, the units were sold and the stock available for sale consisted of 1 parking space and 23 storage spaces.

Intangibles – Units to be received under barter agreements

Beruti Plot – City of Buenos Aires (IRSA CP)

On October 13, 2010, IRSA CP and TGLT entered into an exchange agreement in connection with a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and 2,170 square meters in future residential apartments to be constructed by TGLT on the plot. In accordance with the terms of the agreement, TGLT had to deliver to IRSA CP (i) certain units to be determined, representing 17.3% of the aggregate surface of the residential space, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces, (iii) all the commercial parking spots in the future building and (iv) the sum of US$10.7 million. To ensure performance of the obligations assumed by TGLT under the deed of sale, a mortgage was granted in IRSA CP’s favor.

Finally, on December 30, 2016, IRSA CP and TGLT signed the possession certificate for 36 residential apartments totaling 2,413 square meters, 32 residential parking spaces, and 171 commercial parking spaces As of June 30, 2018, 3 apartments,15 residential parking spaces and 171 commercial parking spaces remain available for sale.

Conil – Avellaneda, Province of Buenos Aires (IRSA CP)

These plots of land IRSA owns, through IRSA CP, face Alto Avellaneda shopping mall, totaling 2,398 square meters distributed in two opposite corners and, according to urban planning standards, around 6,000 square meters may be built. Its intended use, either through IRSA´s own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in consideration of which IRSA CP will receive 1,389 square meters of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. The barter was valued at US$0.7 million. Considerations for block 95 and 99 were estipulated to be delivered in January 2018 and September 2018, respectively. In June 2018 an extension to the barter agreement was signed. In consideration for the delay and as compensation, IRSA CP will receive an additional apartment (55.5 square meters) and one parking lot (14 square meters).

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April de 2010 IRSA sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for US$11.7 million. The purchaser would develop a project that includes the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 square meters of lots amounting to approximately US$3 million was included in the sale price. As of June 30, 2018, 10 lots were deeded and 46 remain to be traded.

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 IRSA acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two companies incorporated under the laws of Uruguay, for US$7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

IRSA intends to develop in these 13 plots, with a construction capacity of 182,000 sqm, an urban project that consists of the development and comercialization of 1,860 apartments. Such project has the “urban feasibility” status for the construction of approximately 200,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for US$8 million as well as minimum amount of sqm of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

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

On June 30, 2009, IRSA sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A. for US$1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. IRSA executed a stock purchase agreement pursuant to which IRSA repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for US$2.7 million. Accordingly, as of June 30, 2016, IRSA’s stake, through Tyrus, in Liveck is 100%.

As a result of the plot barter agreements executed in due time between the IMC, Zetol S.A. and Vista al Muelle S.A. in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. At present, the first tower is being developed.

Canteras Natal Crespo, La Calera – Province of Córdoba

On June 26, 2013, IRSA sold 100% of its interest in Canteras Natal Crespo S.A. representing 50% of its capital stock, to Euromayor S.A. de Inversiones for US$4,215,000 according to the following payment schedule: US$ 3,815,000 in cash and US$400,000 through the transfer of almost 40,000 sqm for business purposes within the project to be developed in the site known as Laguna Azul. Delivery of the non-monetary consideration, which consist in 30,000 sqm, is pending.

Projects under Development

Shopping Mall Expansions (IRSA CP)

During the next fiscal year, IRSA CP will add approximately 17,000 sqm from current malls’ expansions. We will add soon 6 movie theatres in Alto Comahue of 2,200 sqm, an approximately 12,800 sqm Sodimac store in Mendoza Plaza Shopping while expanding its Falabella store and 2,000 sqm of expansion in Alto Rosario, where we have recently opened a big Zara store.

During the next fiscal year, IRSA CP expects to launch the works of expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in its portfolio, that will add a gross leasable area of approximately 4,000 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015.

First Stage of Polo Dot (IRSA CP)

The project called “Polo Dot”, located in the commercial complex adjacent to IRSA CP’s shopping mall Dot Baires, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of GLA. At a first stage, IRSA CP is developing an 11-floor office building with an area of approximately 32,000 square meters on an existing building. The total estimated investment amounts to Ps.1,360 million and as of June 30, 2018, degree of progress was 74%.

Catalinas building (IRSA & IRSA CP)

The building to be constructed will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. IRSA CP acquired from IRSA certain units in the building representing approximately 45% of the value of the development and we maintain the remaining 55%. On December 4, 2015, we sold to Globant S.A. 4,896 square meters corresponding to four office floors. The price for the acquisition of these units was (i) Ps.180.3 million paid at signing of the purchase agreement; (ii) US$8.6 million is payable in 12 quarterly installments that started in June 2016; and (iii) the US$3.7 million balance is due when the property deed is transferred. IRSA owns 16,012 square meters consisting of 14 floors and 142 parking spaces in the building under construction. The total estimated investment for the whole project amounts to Ps.2,770 million and as of June 30, 2018, work progress was 16%.

Mixed uses

Ex UOM – Luján, Province of Buenos Aires (IRSA CP)

This 116 hectare plot of land is located at kilometer 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by Cresud. In May 2012, IRSA CP acquired the property from Cresud. Our intention is to carry out a mixed use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, negotiations are underway to change the zoning parameters, thus making the project feasible.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires (IRSA CP)

On May 31, 2011, Quality Invest S.A. executed the title deed pursuant to which IRSA CP purchased from Nobleza Piccardo S.A.I.C. y F., or “Nobleza Piccardo” a plot of land of 159,996 square meters located in the District of San Martin, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scale for mixed-use developments. The price for the property was set at US$33 million, of which 30% was paid upon signing. For the remaining balance a mortgage was constituted in the first degree of privilege over the property in favor of Nobleza Piccardo. Capital plus interest, calculated at an annual rate of 7.5% over the outstanding balance, was paid in full in March 2013.

On May 16, 2012, the Municipality of San Martin granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.

Pursuant to Municipality Ordinance 11,706 enacted on December 30, 2014, a rezoning permit was obtained for the plot of land to be used mainly for commercial purposes, which considerably expanded the uses and potential buildable square meters through new urban indicators. On January 5, 2016, the Provincial Decree 1,835 was published in the Official Gazette of the Province of Buenos Aires granting its approval, and the new urban and rezoning standards thus became effective.

As approved in the Ordinance, on January 20, 2015, EFESUL S.A. entered into a zoning agreement with the Municipality of San Martin which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process, the first of which (for Ps.20,000,000) was paid to the Municipality ten days after the execution of the aforementioned agreement.

Moreover, on June 27, 2016, the plot subdivision plan was filed with the Municipality, completing a significant milestone committed under the zoning agreement.

On June 28, 2017, Quality Invest S.A. signed an agreement with EFESUL S.A. (which owns 50% of Quality Invest S.A.) in order to assume the obligations that the latter had assumed with the Municipality of General San Martin within the framework of the aforementioned Urban Agreement. These agreement contemplates a donation, which will be paid based on the work progress that the Municipality develops on the property initially transferred by EFESUL S.A.

In addition, during July 2017, Quality Invest S.A.subscribed two addendums to the aforementioned Urban Development Agreement, which contemplate the following: 1) a new subdivision plan of the property will be presented within 120 days of the addendum signing and 2) the payment of the twelveth installment in cash was replaced by the sum of Ps.71 million payables in 18 equal and consecutive monthly installments.

On March 8, 2018, it was agreed with the renowned Gehl Firm (Denmark) - Urban Quality Consultant - the elaboration of a Master Plan, generating a modern concept of New Urban District of Mixed Uses. In addition, local consultants were also hired, such as: Guillermo Oliveto (Consultant W) in Market Analysis, Gastón Biggio (GUT) in naming and branding of the District, Colla & Colombo Consultants in Business Analysis and Alejandro Langlois in Vehicular Impact, among others. In this way, IRSA CPhas a clear sizing and positioning of the business.

Regarding the status of the project, we are working on the definition of the Master-Plan that includes a mix of uses (Residential, Commercial, etc.) in order to carry out a large-scale urban development contemplating more of 500,000 square meters. The regulations for this Master-Plan are framed in a zoning called the Main Commercial District (Distrito Comercial Principal), which entered into force in 2016 through the publication of the Provincial Decree of the Municipal Ordinance No.11,706.

Córdoba Shopping Mall Project (IRSA CP)

IRSA CPowns a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 17,300 square meters in the center of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 square meters out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part of the consideration, the Company will receive 2,160 square meters in apartments, parking spaces, shopping space, plus IRSA CP will assume the management of permits, unifications and subdivisions in 3 plots. The consideration will be delivered by May 2021 for Torre I and by July 2023 for Torre II. The value of the barter was US$4 million.

Plot of land La Plata (IRSA CP)

On March 22, 2018 IRSA CP acquired, directly and indirectly, 100% of a plot of land of 78,614 square meters located in the city of La Plata, Province of Buenos Aires. The price of the transaction was US$7.5 million, which have been fully paid.

The operation was made through the purchase of 100% of the shares of common stock of the company Centro de Entretenimientos La Plata SA ("CELAP”) which owns of 61.85% of the property and the direct purchase of the remaining 38.15% to of shares of common stock from non-related third parties.

La Adela – Buenos Aires

During 2015 IRSA acquired the “La Adela” land reserve with an area of approximately 1,058 hectares, located in the District of Luján, Province of Buenos Aires, that was previously owned by our controlling company CRESUD S.A.C.I.F. y A., for a total amount of Ps.210 million. Given its degree of development and closeness to the City of Buenos Aires, IRSA intends to develop a new real estate project.

Puerto Retiro – City of Buenos Aires

At present, this 8.3 hectare plot of land, which is located in one of the most privileged areas of the city, near Catalinas, Puerto Madero and Retiro and is the only privately owned waterfront property facing directly Río de la Plata, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

During fiscal year 1998, IRSA initiated negotiations with the authorities of the Government of the City of Buenos Aires in order to obtain a rezoning permit for the property, allowing a change in the use of the property and setting forth new regulations for its development.

In turn, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign - beyond its founders - to the bidding / privatization carried out for the sale of Tandanor shares. The pronouncement of the sentence is pending.

On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the President of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (decomiso) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court`s judgement will be read on November 30, 2018. From that moment, all the parties might file the appeals.

In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (prohibición de innovar) and not to contract with respect to the property disputed in the civil action. As a result of such report, the Oral Federal Court (Tribunal Oral Federal) No. 5 started interlocutory proceedings, and on June 8, 2017, it ordered and carried out the closing of the property that was subject to lease agreements with Los Cipreses S.A. and Flight Express S.A. with the aim of enforcing the referred order. As a result, the proceedings were forwarded to the Criminal Court for it to appoint the court that will investigate the alleged commission of the crime of contempt.

Our legal counsel considers that there is a chance of success of the defense of Puerto Retiro, always taking into account that this is a complex issue subject to more than one interpretation by legal scholars and case law

Solares de Santa María – City of Buenos Aires

Solares de Santa Mar’a is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. We are owners of this property in which we intend to develop an entrepreneurship for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots, and we would need to obtain all the necessary permits and authorizations

In the year 2000, we filed a master plan for the Santa Mar’a del Plata site, which was assessed by the Environmental Urban Plan Council (Consejo del Plan Urbano Ambiental, “COPUA”) and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to such recommendations, on December 13, 2006, we filed an amendment to the project which included the donation of 50% of the site to the City of Buenos Aires for public use and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the Town Treasurer’s Office render a decision concerning the development plan submitted. In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Mayor of the City of Buenos Aires executed Decree No. 1584/07, setting forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Decree No. 1584/07 in 2007, a municipal court issued an injunction restricting the implementation of our proposed development plan, due to objections made by a legislator of the City of Buenos Aires. Notwithstanding the legality and validity of Decree No. 1584/07, we entered into an agreement 5/10 that was executed with the Government of the City of Buenos Aires, which has been submitted with the Legislature of the City of Buenos Aires for approval.

On October 30, 2012 a new agreement was executed with the Government of the City of Buenos Aires, replacing all prior agreements, and such has been submitted to the Legislature for its consideration. The agreement provided that if by February 28, 2014 the agreement was not approved would become invalidated.

During 2016, a new Agreement was executed with the Executive Branch of the City of Buenos Aires, including a new Bill of Law. The new Bill of Law was submitted to the Legislative Branch of the City of Buenos Aires for consideration and was approved by the relevant commissions; yet, it was reserved as it had happened in 2012, and its legislative treatment is still pending. The new Bill of Law may remain in such status during legislative year 2018.

In order to ensure the enactment of the desired law, treatment of the previous bill must be resumed or a new Agreement including a Bill of Law must be executed with the executive branch of the Government of the City of Buenos Aires, and subsequently ratified through the enactment of a Law by the Legislature of the Government of the City of Buenos Aires.

Residential

Coto Residential Project (IRSA CP)

IRSA CPowns the right to construct above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires which we acquired in September 24, 1997. We estimate that it has a construction capacity of 23,000 square feet (it also includes the right to receive certain parking units). The premises are located within the area between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

In June 2016, a preliminary barter agreement was signed, pursuant to which we will receive 3,621 square meters in apartments plus a monetary payment of US$1 million. Such complex will have two towers: I and II. The consideration for Torre I will be delivered by June 2021, while the consideration for Torre II will be delivered by September 2022. The value of the preliminary agreement was set at US$7.5 million.

Neuquén Residential Plot– Neuquén, Province of Neuquén (IRSA CP)

Through Shopping Neuquén S.A., IRSA CP owns a plot of 13,000 square meters with construction capacity of 18,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue, the hypermarket currently in operation and a hotel to be constructed in months to come.

Caballito Plot – City of Buenos Aires

On June 29, 2011, IRSA and TGLT, a residential developer, entered into an agreement to barter for the development of a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos Aires for IRSA will receive from TGLT cash and future residential apartments to be constructed by TGLT on the mentioned plot of land. TGLT planned to construct an apartment building with parking spaces.The value of the transaction was agreed upon US$12.8 million and consisted on a payment in cash of US$0.2 million (US$159,375) and the transfer to IRSA: (i) a number of apartments to be determined representing 23.1% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 21.1% of total square meters of parking space; and (iii) in case TGLT built complementary storage rooms, a number to be determined, representing 21.1% of square meters of storage space. TGLT was committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months. TGLT mortgaged the land in favor of IRSA as guarantee.

A neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out by TGLT in the abovementioned property. On April 2018 TGLT and IRSA terminated the barter agreement and IRSA recovered the land. In July 2018, the Supreme Court of Justice issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

Retail

Caballito Plot – City of Buenos Aires (IRSA CP)

In November 1997, IRSA CP acquired a property of approximately 23,791 square meters in the City of Buenos Aires, in the neighborhood of Caballito, one of the most densely populated of the city. During the fiscal year 2018, the Company decided to present a new project that may consist of four plots with a total surface area of 24,200 square meters and with a total covered area of 142,500 square meters, and an open space of 14,300 square meters. The development may have mainly residential use, with buildings from 5 to 10 floors over the four plots, with 1,075 apartments of 1 to 4 rooms with a total covered area of 92,750 square meters.

Between the four plots, the project may include a commercial galleries of approximate 11,000 additional square meters, which would generate an outdoor walk through almost the entire extension of the property.

Construction permits have been approved for the four plots with the uses described above. However, the Company have not yet decided when launching it.

Offices

Polo Dot 2nd and 3rd Stages – City of Buenos Aires (IRSA CP)

These two parcels of 6,400 square meters with a construction capacity of 33,485 square meters each, are located adjoining to where the extension of Dot Baires Shopping is planned. In April 2018, both plots were unified into a single one of 12,800 square meters.

Intercontinental Plaza II Plot - City of Buenos Aires (IRSA CP)

In the heart of the neighborhood of Monserrat, just a few meters from the most trafficked avenue in the city and the financial center, is the Intercontinental Plaza complex consisting of an office tower and the exclusive Hotel Intercontinental. In the current plot of 6,135 square meters a second office tower of 19,600 square meters and 25 stories could be built to supplement the tower currently located in the intersection of Moreno and Tacuari streets.

Other Land Reserves

Other Land Reserves – Pilar, Pontevedra, Mariano Acosta, Merlo, San Luis Plot, Llao Llao Plot and Casona Abril remaining surface

IRSA grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 7 million sqm.

Isla Sirgadero

On September 3, 2015, the entire property of 10,083,270 sqm was sold to several companies for US$3.9 million, payable in 16 quarterly installments, plus an installment in kind, land resulting from the final blueprint, equivalent to 10% of the surface area. Delivery of the non-monetary consideration, consisting in 1,083,327 sqm, is pending.

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

As of June 30, 2018, the building’s occupancy rate was 96.9%, thus generating an average rent of US$77.50 per sqm.

	As of June 30,
Lipstick	2018	2017	YoY Var
Gross Leaseable Area (sqm)	58,092	58,094	-
Occupancy	96.9%	95.2%	1.7 p.p.
Rental price (US$/sqm)	77.5	69.2	12.79%

During 2018 we have successfully refinanced the "Lipstick" building debt, reducing it from US$ 113 million to US$ 53 million, extending the term to April 30, 2020 and reducing the loan interest rate from the Libor + 4% to Libor + 2%.

Latham & Watkins occupies 40,035 sqm of the office and storage space on a lease expiring on June 30, 2021.  In April 2018, Latham & Watkins communicated its intention of not be renewing its lease. For more information see “Risk Factors – Risks relating to our business in the United States.”

Investment in Condor Hospitality Trust

IRSA maintains its investment in the Condor Hospitality Trust Hotel REIT (NYSE: CDOR) mainly through its subsidiary Real Estate Investment Group VII (“REIG VII ”), in which IRSA holds a 100% interest. Condor is a REIT listed in NYSE focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

Condor's investment strategy is to build a branded premium, select service hotels portfolio within the top 100 Metropolitan Statistical Areas ("MSA") with a particular focus on the range of MSA 20 to 60. Since the beginning of the reconversion of the hotel portfolio in 2015, Condor has acquired 14 high quality select service hotels in its target markets for a total purchase price of approximately US$ 277 million. In addition, during this time, it has sold 53 legacy assets for a total value of approximately US$ 161 million.

As of June 30, 2018, the Company held 2,245,100 common shares of Condor’s capital stock, accounting for approximately 18.9% of that company’s capital stock and votes. The Company also held 325,752 Series E preferred shares, and a promissory note convertible into 64,964 common shares (at a price of US$ 10.4 each).

On September 27, 2018, Condor has initiated a process to evaluate strategic alternatives to enhance shareholder value. This review process, which will be conducted with the assistance of financial and legal advisors, will consider the full range of potential strategic alternatives, which includes but is not limited to, acquisitions, business combinations, joint ventures, public and private capital raises, recapitalization, and sale transaction options. Condor has engaged KeyBanc Capital Markets as financial advisor and McGrath North as legal counsel to assist in the review and will engage such other advisors, as it deems appropriate.

Others

Our interest in Banco Hipotecario

As of June 30, 2018, IRSA helds a 29.91% interest in Banco Hipotecario. Established in 1886 by the argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 64 branches in the 23 Argentine provinces and the City of Buenos Aires, and 15 additional sales offices throughout Argentina. Additionally, its subsidiary Tarshop S.A. ., a credit card and small loans company, has 24 sales offices.

Banco Hipotecario is a commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards, insurance, brokerage, asset management and related financial services to individuals, small-and medium-sized companies and large corporations. As of February 28, 2018, Banco Hipotecario ranked eleventh in the Argentine financial system in terms of shareholders’ equity and fifteenth in terms of total assets. As of June 30, 2018, Banco Hipotecario’s shareholders’ equity was Ps.8,719.2 million, its consolidated assets were Ps.81,717 million, and its net income for the twelve-month period ended December 31, 2017 was Ps.1,539 million. Since 1999, Banco Hipotecario’s shares have been listed on BYMA (the Buenos Aires Stock Exchange), and since 2006 it has had a Level I ADR program.

Banco Hipotecario conducts its operations through the following business units:

●   retail banking, which provides a full range of retail banking products and services to individual clients;
●    wholesale banking, which provides a full range of commercial banking products and services to large
Argentine companies, small and medium enterprises (“SMEs”) and public-sector entities;
●  finance, which manages our funding, excess liquidity and investments in securities; and
● insurance, which provides a wide range of life, property, unemployment and other insurance products to both wholesale and retail clients.

Banco Hipotecario continues its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans increased from Ps.14,845.9 million as of December 31, 2014 to Ps.17,944.7 million as of December 31, 2015, from Ps.24,305.4 million as of December 31, 2016 to Ps.35,810.7 million as of June 30, 2017 and to Ps.41,797 million as of June 30, 2018 increasing the interest in the aggregate loan portfolio to the non-financial private sector (without considering mortgage loans) from 84.1% as of December 31, 2014 to 90.6% as of June 30, 2018. Non-performing loans represented 4.5% of its total portfolio as of June 30, 2018.

Furthermore, Banco Hipotecario has diversified its funding sources, by developing its presence in the local and international capital markets and increasing its deposit base. Its financial debt represented 53.5% of the total financing as of June 30, 2018.

Its subsidiaries include BACS, a bank specialized in investment banking, assets securitization and asset management, BHN Vida S.A., a life insurance company, BHN Seguros Generales S.A., a homeowners’ insurance company and Tarshop S.A.

Tarjeta Shopping S.A. is a company founded in 1995 that is dedicated to the issuance, processing and administration of credit cards, obtaining cash and consumer financing in stores. In 2010, Banco Hipotecario S.A. acquired an 80% of the company form us and the remaining 20% is held by IRSA CP.

Others Assets

La Rural (Exhibition and Convention Center)

LRSA holds usufruct rights for the commercial operation of the emblematic “Predio Ferial de Palermo” (Palermo exhibition center) in the City of Buenos Aires. IRSA CP indirectly holds a 35% interest in it.

In July 2016, IRSA acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which IRSA already held 50% of the share. IRSA also acquired a 1.25% interest in ENUSA from Mr. Marcelo Figoli. The aggregate acquisition price for such acquisitions was Ps.66.5 million.

In addition, immediatly after its acquisition,IRSA sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. The sale amount was fixed in the sum of Ps.13.45 million. As a result, IRSA now holds 70% of the shares in EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, both directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. OASA holds 50% of the voting stock of LRSA, a company that holds the right to commercially operate the emblematic “Predio Ferial de Palermo” in the City of Buenos Aires, and SRA holds the remaining 50%. In addition, OASA manages LRSA pursuant to agreements entered into with SRA that include the right to appoint the Chairman—with casting vote on certain matters—and the general manager of LRSA.

Furthermore, ENUSA is mainly engaged in organizing entertainment events for trade fairs.

On August 4, 2017, a 15-year concession agreement for the Exhibition and Convention Center of the City of Buenos Aires was executed by the joint venture "LA RURAL S.A. - OFC S.R.L. - OGDEN ARGENTINA S.A (“OASA”). – ENTRETENIMIENTO UNIVERSAL S.A. UNION TRANSITORIA (“EUSA”)", which was granted pursuant a public bidding process.

The members of the joint venture hold the following interests: (a) LRSA 5%; (b) OFC SRL20%; (c) OASA 55%; and (d) EUSA 20%.

The shareholders of LRSA are Sociedad Rural Argentina, which is the owner of a 50% interest, and OASA, which holds the remaining 50% equity interest.

OASA and EUSA are controlled companies of EHSA, whose shareholders are us, with a 70% interest, and Diego Finkelstein, who holds the remaining 30%.

Consequently, IRSA indirectly hold a 50.0% interest in the joint venture.

The Exhibition and Convention Center has a surface area of approximately 22,800 sqm and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the University of Buenos Aires to Parque Thays.

TGLT (real estate)

TGLT is a real estate company listed on the ByMA which is mainly engaged in residential development projects in Argentina and Uruguay. During fiscal year 2018, IRSA sold approximately 3.7 million ordinary shares of TGLT, reducing our stake from 9.5% to 4.2%.

On August 1, 2017, IRSA exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for an aggregate amount of US$22,225,000 (US$ 1 par value) due 2027. If all the holders exercised their conversion rights under such Notes, the company’s interest in TGLT would increase to 12.8% of its stock capital, up from 4.2%.

DirecTv Arena

DirecTv Arena is an indoor stadium with unique features intended for the performance of top-level international events, including sporting and events. The price set for the transaction amounted to US$4.2 million. In this way, IRSA continues to expand, through OASA, which also owns a stake in LRSA and in the new Convention Center of the City of Buenos Aires, its exposure to the activity of fair events and entertainment, which could generate synergies with the business of shopping centers.

OASA, which is indirectly controlled by us in a 70%, has acquired a 60% stake of  'La Arena S.A.' which developed and operates the stadium known as 'DIRECTV ARENA', located at kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

Avenida (e-commerce)

IRSA holds a 17.84% interest in Avenida. Avenida is an e-commerce company. Recently, two of Avenida`s principal investors, who decided not to inject any further funds in light of the significant losses recorded by them.

On January 20, 2017, Avenida issued shares of stock in a new round of investment seeking commitments for US$3.8 million. We made a US$460,000 contribution and capitalized a loan held with Avenida for US$229,515 increasing our stake in Avenida to 17.84%. In such round, Avenida set apart 385,103 shares to be allocated to an equity plan.

Moreover, IRSA holds a warrant entitling us to purchase up to 3,976,225 additional preferred shares at a price of US$0.10 per share, exercisable until the earlier of the expiration of an 18-month term or the date a new equity security is issued, subject to certain conditions. If we exercise such warrants, our interest in Avenida’s stock capital would increase to 25%.

In this context, Avenida has changed its management team and its business model and strategy.

Operations Center in Israel

Investment in IDB Development Corporation

Acquisition of Control of IDBD

On May 7, 2014, IRSA, acting indirectly through Dolphin, acquired, jointly with E.T.H.M.B.M. Extra Holdings Ltd. (later CAA Extra Holdings Ltd.) (“CAA,” company incorporated under the laws of the State of Israel) controlled by Mordechay Ben Moshé, entered into a transaction to acquire an aggregate of 106.6 million common shares in IDBD representing 53.30% of its stock capital, in the context of a debt restructuring transaction related to IDBD’s holding company, IDBH. Under the terms of the agreement, Dolphin and CAAexecuted a Shareholders’ Agreement and Dolphin and CAA each acquired a 26.65% interest in IDBD. The initial amount invested by each Company was NIS 475 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date. On October 11, 2015, IFISA (a company indirectly controlled by Eduardo S. Elsztain) acquired CAA, and the directors appointed by CAAin IDBD tendered their irrevocable resignation from the Board of Directors and Dolphin became entitled to appoint new board members. Since that date, IRSA started to consolidate IDBD into our financial statements.

Tender Offers

On March 31, 2016, Dolphin satisfied its commitments under the debt restructuring agreement of IDBD’s controlling company, IDBH, with its creditors (the “Arrangement”). Such amendment had been approved by 95% of IDBD’s minority shareholders on March 2, 2016 and by the competent court on March 10, 2016. As a result, as of April 3, 2016: (i) Dolphin purchased all the shares held by IDBD’s minority shareholders; (ii) all the warrants held by IDBD’s minority shareholders expired; and (iii) Dolphin made additional contributions to IDBD in the form of a subordinated loan, as described below.

The price paid for each IDBD share to minority shareholders as of March 29, 2016 was: (i) NIS 1.25 per share in cash, resulting in a total payment of NIS 159.6 million (US$42.2 million); (ii) NIS 1.20 per share through the subscription and delivery of IDBD’s Series I bonds (“IDBD Bonds”) that was paid by Dolphin at par; therefore, it subscribed bonds for NIS 166.5 million, including the payments due to warrant holders; and (iii) the commitment to pay (a) NIS 1.05 per share (subject to adjustment) in cash if Dolphin receives authorization to assume control of Clal Insurance Company Ltd. and Clal Insurance Business Holdings Ltd. or (b) if IDBD sells its control interest in Clal for a sale price per Clal share in excess of 75% of its book value in such case Dolphin would be required to pay approximately NIS 155.8 million (approximately US$40.8 million).

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

Purchase of shares of IDBD to IFISA

In December 1, 2017, Dolphin Netherlands B.V., has executed a share purchase agreement pursuant to which Dolphin purchased all all of the shares that IFISA held of IDBD, which amounted to 31.7% of the capital stock. As of the end of December 31, 2017, Dolphin controlled 100% of IDBD's shares.

The transaction was made at a price of NIS 398 million (equivalent to NIS 1.968 per share and approximately to Ps.1,968 million as of the date of the transaction). As consideration of the transaction all receivables from Dolphin to IFISA have been canceled plus a payment of US$ 33.7 million (equivalents to Ps.588 million as of the date of the transaction). This transaction was accounted in equity as a decrease in the equity holders of the parent for an amount of Ps.2,923 million.

As of the date of this annual report, the investment made from IRSA in IDBD and DIC approximatelly is US$640 million, and IRSA’s indirect equity interest reached 100% of IDBD’s undiluted stock capital. For additional information please see “Significant acquisitions, dispositions and development of business.”

Purchase of DIC’s shares by Dolphin Netherlands B.V.

On August 22, 2017, under the scope of the Law to Promote Competition and Reduce Concentration, Dolphin Netherlands B.V. made a non-binding offer to purchase all the shares held by IDBD in Discount Investment Incorporation Ltd. (“DIC”).

For purposes of the transaction, an independent board committee has been organized to assess the offer and negotiate its terms and conditions. The Audit Committee has issued an opinion without reservations as to the transaction in accordance with the terms of section 72 and followings of the Capital Markets Law N° 26,831.

In November 2017, Dolphin IL, a subsidiary of Dolphin Netherlands B.V., has subscribed the final documents for the acquisition of the total shares owned by IDBD in DIC.

The transaction has been made for an amount of NIS 1,772 million (equivalent to NIS 16.60 per share of DIC). The consideration was paid NIS 70 million in cash (equivalent to Ps.348 million as of the date of the transaction) and a bond at a nominal amount of NIS 1,773 million (equivalent to Ps.8,814 million as of the date of the transaction) was financed by IDBD to Dolphin, maturing in five years, with the possibility of an extension of three additional years in tranches of one year each, that will accrue an initial interest of 6.5% annually, which will increase by 1% annually in case of extension for each year. In addition to these payment conditions the payment of NIS 70 million in cash is added. Furthermore, guarantees have been implemented, for IDBD bondholders and their creditors, through pledges of different degree of privilege over DIC shares resulting from the purchase. Moreover, a pledge will be granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC that Dolphin currently holds in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors. This transaction has no effect in the consolidation structure and has been accounted in equity as a decrease in the equity holders of the parent for an amount of Ps.114 million.

It should be noted that the financial position of IDBD and its subsidiaries at the Operations Center in Israel does not affect the financial position of the Company and subsidiaries at the Operations Center in Argentina. In addition, the commitments and other covenants resulting from IDBD’s financial debt do not have impact on the Company since such indebtedness has no recourse against us and it is not granted by IRSA’s assets.

In Addition, other main investments include the debenture from Dolphin IL (which was received in the transaction involving the sale of the IDBD’s holdings in DIC in November 2017, as stated above).

On May 6, 2018, IDBD agreed on a SWAP on shares of DIC held by third parties with a banking entity not related to the group for a period of one year with the possibility of extending an additional year. The total of shares subject to the agreement is 6,020,811 and the value of the swap at the time of subscription is on average NIS 10,12 per share, approximately NIS 60 million (approximately Ps.342 million on the day of the transaction). The present transaction will be settled in cash for the difference between the quotation at the end of the agreement and the agreed price. For this transaction, we have not increased its participation in DIC for this transaction and granted guarantees on certain financial assets.

As of June 30, 2018 we owned indirectly 76.57% of DIC and as of the date of this annual report we owned indirectly 77.92% of DIC, for more information see "Recent Developments."

IDBD's investee companies

As at June 30, 2018, the investee companies which are held by IDBD include IDB Tourism and Clal, which are presented under discontinued operations, as well as IDBG (50%) and Modiin Energy (18%), which are treated as investee companies accounted by the treated at the equity method.

DIC investee companies

As at June 30, 2018, the main consolidated companies directly held by DIC are Property & Building Ltd. (64.4%), Cellcom (43.1% in capital, 47.2% in voting rights), and Elron (50.3%).

In addition, other main investments include the debenture from Dolphin IL (which was received in the transaction involving the sale of the IDBD’s holdings in DIC in November 2017, as stated above).

Segments

Within the Operations Center in Israel, the Company operates in the following segments though IDBD and DIC:

Real Estate (DIC)

PBC operates in Israel and in the United States, within two separate operating segments: the yield bearer property segment and the residential construction segment. PBC ahs other investments in agriculture, which is not material to DIC. As of June 30, 2018, PBC owned rental properties in Israel for approximately 1,175,000 square meters (as compared with approximately 1,170,000 square meters as of December 31, 2017), the HSBC Tower in New York with an area of approximately 80,000 square meters, which according to a valuation dated July 30, 2018 is estimated in an approxmate amount of US$ 920 million, and the Tivoli project in Las Vegas, with leaseable area of approximately 31,000 square meters of office spaces and approximately 31,000 square meters of commercial space, as of June 30, 2018 the occupancy rate stands of approximately 68%, as well as land reserves of approximately 655,000 square meters in Israel.

PBC’s properties in Israel and in the United States are as follows:

● Areas rented for the use of offices and high tech industries (“Office and Hi-Tech Uses”).

Business parks and office buildings for hi-tech industries. PBC has expertise in the provision of solutions for the special requirements of this industry, and builds designated buildings which are adjusted to the needs of the lessees, and also provides management services for those buildings.

Office buildings. PBC’s office buildings are located in high demand areas, and most are leased, at high occupancy rates, generally for long lease periods. Areas for office use are characterized by areas used as parking lots, which constitute an inseparable part of the buildings. PBC’s activities abroadmainly consist of the HSBC Tower on Fifth Avenue in New York.

● Areas rented for industry, workshop, logistics and storage uses (“Industry and Logistics Uses”).

PBC’s areas for industry and logistics uses in Israel are characterized by areas with a large single space, service yards and large operational areas. In light of the rent which can be collected for areas of this kind, which is relatively low, and the fact that their construction generally requires construction on large areas of land, PBC concentrates, as do other companies operating in the segment, most of its industrial areas in periphery areas and in areas located close to airports and seaports. Shopping malls, commercial centers and recreational areas (“Uses for Commercial and Recreational Centers”).

● Shopping Malls, Commercial centers and recreational areas (Uses for commercial and recreational centers).

PBC’s areas which are leased to commercial and recreational centers in Israel include commercial centers, which are located in central areas or areas near major junctions at highways from major cities, conference centers and recreational centers. The areas of PBC which are rented for commercial purposes abroad primarily include its share in the Tivoli project in Las Vegas.

● Associated services in the revenue – genereting properties segment in Israel.

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

In the United States, PBC’s properties are located in various states, with different economic characteristics. In the United States rent in the Northeast is significantly higher than the average rent in the Western United States region, and vary by locations and uses (luxury office and commercial buildings in the Northeastern region, as compared to commercial centers in the Western United States region), as well as the location of the properties (large city centers such as New York, as compared to residential neighborhoods in the Western region).

However, even within each region (both in Israel and in the United States), there are differences among sites, as well as difference, in some cases, between the various properties in each site, due to the characteristics of the property.

Mix of lessees

The revenue-generating properties segment is characterized by a wide variety of customers, including large and small companies and business customers, as well as private customers.

PBC leases include mainly medium and longer term rental contracts, and in general, rental contracts in Israel involve unprotected leases, and rental rates are linked to the consumer price index. The policy of PBC is to prefer long term contracts with high-quality lessees.

Leased properties are tailored to the specific requirements of the customer. Given the cost of customizing properties to the lessee’s specific needs, related for buildings of this kind are signed for long periods, and generally include options for the lessee to extend the term period. Additionally, some of the Group’s lessees perform, at their own expense, improvements of the leased properties, and adapt them to their needs. Such investments by lessees are more efficient than transferring to other areas.

Presented below is a corporate chart of PBC and its Subsidiaries as of December 31, 2017:

(1)  Gav-Yam is a public company whose securities are listed for trading on the TASE. Most of Gav-Yam’s activities are in the revenue-generating properties segment, primarily hi-tech parks, business parks, offices and logistical centers, as well as construction and marketing, together with a partner, of a residential neighborhood in Haifa.In June 2017, Gav-Yam issued to the public 131 thousand ordinary shares, for a total net consideration of NIS 196 million. As a result of this issuance, the holding rate of Property & Building in Gav-Yam decreased from 55.0% to 51.7%. As a result of the aforementioned sale, the Company recorded its share in the increase in capital attributed to the owners of in the amount of NIS 15 million
(2)  Matam is the rights holder to revenue-generating properties in Science Based Industries Park, one of the largest hi-tech industry parks in Israel, located in the southern suburbs of the city of Haifa.
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
(6)  PBC International Investments was incorporated in Israel for the purpose of operating in the field of revenue-generating properties and residential construction abroad, through foreign subsidiaries and associate companies. At the end of the liquadation PBC will hold PBC international's subsidiaries directly.
(7)  As of June 30, 2018, IDB Group USA Investments Inc. ("IDBG") is a company incorporated in the United States. IDBG was incorporated in 2005 and is held in equal parts by PBC and IDBD, for the purpose of investing in real estate projects in the USA. IDBG holds, together with additional investors, real estate corporations which operate in Las Vegas. The real estate corporation GW holds the rights to a commercial and office areas (which is being built in stages). Tivoli project (“GW” project) - As of proximate to the publication date of the report, IDBG holds, directly and indirectly, the entire share capital and voting rights of GW. The Tivoli project is comprised of three phases, in a space of approximately 868,000 square feet of retail, office and hotel space (in this section: the "Project"). The first two phases, in a space of approximately 670,000 square feet were completed and comprising of approximately 337,000 square feet of office, and approximately 333,000 square feet of retail. Occupancy rate as of the end of June 2018 is 68%. The third phase of the Project remains under development with no completion date specified at this time. IDBG obtained an independent third-party appraisal of its investment property. The valuation was performed mainly by discounting the future cash flows anticipated to be derived from the Project. The discount rates used by the independent appraisers was 8.5% as of June 30, 2018, and June 30, 2017, and was selected based on the type of property and its intended use, its location and the quality of the lessees. The capitalization rates used was 6.5% as of June 30, 2018 and June 30, 2017. The valuation concluded that the fair value of the property as at June 30, 2018 to be $ 249 million (June 30, 2017 - $268 million), including $18 million in respect of a parcel of land adjacent to the Project – see below. Due to the change in fair value, IDBD incurred a loss of approximately $ 22 million for the six months ended June 30, 2018 (June 30, 2017- $ 70 million).. GW has a mortgage loan from KeyBank that bears interest at the 30-day LIBOR (2.09% as of June 30, 2018) plus 5.0%. On January 3, 2018, PBC signed an amendment to the mortgage loan with KeyBank and extended the loan maturity date to December 31, 2018. As of June 30, 2018, the loan balance was approximately $59 million, and GW is in compliance with interest reserve obligations under the loan. The mortgage loan is collateralized by a lien on the investment property. On January 3, 2017, IDBG signed an agreement for the receipt of a loan from an Israeli financing institution for $ 41.4 million. The loan bears an annual fixed interest rate of 7%. The loan principal will be repaid in a single payment at the end of 24 months. .
In the second quarter of 2018, PBC initiated an active program to locate a buyer for a parcel of land adjacent to the Project intended for multi-family residential development, which land was classified in investment property. In August 2018 PBC signed a contract to sell the land in consideration of $18 million. The contract provides that PBC is entitled to additional consideration of up to $2.5 million if certain conditions are achieved. The closing of the contract is subject to, among others, performance of due diligence procedures by the purchaser and receipt of certain local municipality approvals.
(8)  TPD Investment Limited (in England) – Until September 2017, PBC and DIC, through England Hotels - Property & Building Ltd. (a company wholly owned by PBC) (“Property & Building Hotels”) owned rights (20%) to TPD Investment Limited (“TPD” or the “English Company”), which primarily holds two hotels: the Hilton in London, and the Hilton in Birmingham, as well as the rights associated therewith (including approximately 1,900 hotel rooms (cumulatively) and conference halls).. In March 2014, the English partner (the “English Partner”) in the English Company announced that refinancing had been performed, in which the English Partner announced, inter alia, to PBC, that it and its additional partnerholding rate was diluted, each, to 6.39%. After the failure of the negotiations which were conducted between PBC and the additional partner with the English Partner, PBC filed, together with the additional partner, in April 2014, a claim with the Court in London, demanding that the English Partner acquire their holdings in TPD, in accordance with their market value, as will be determined by the Court, as well as additional conventional remedies in accordance with English law (the “Claim”). In April 2017 PBC received a ruling from the English Court, according to which its English Partner in TBD and TBD are obligated to acquire PBC's rights and the other Partner's rights in TBD in an amount of GBP 48 million (50% to PBC). On September 29, 2017 this ruling was executed and the company received GBP 24 million.

The following are the main Rental Properties and Properties under development of PBC as of June 30, 2018:

Property's Name	Fair Value (in million of Ps.)	Date of construction	Date of acquisition by PBC	Banking / financial institution - Encumbrances
Commercial centers
Kiryat Ono Mall	3,914	Nov-07	2007	-
Shopping Center Modi’in A	1,767	Aug-05	-	Bank
Ispro planet -BeerSheva –Phase 1	2,091	2016	-	-
High-tech buildings, offices and industry
HSBC	25,194	1927-1984	2010	Bank / Financial institution
Matam park - Haifa	12,822	1979-2015	1999	Bank
Herzeliya North	9,003	1996-2015	1970	-
Gav-Yam Center - Herzeliya	5,176	1997-2006	-	Bank
Neyar Hadera Modi’in	1,665	2010-2016	2010	-
Holon	1,925	1960-1985
Gav yam park - Beer Sheva	2,407	2013-2018	2011	Bank and Financial institution
Others (including trade centers)	18,862	-	-	-
Properties in construction
Ispro planet -BeerSheva –Phase 2	252	in progress	-	-
Amot tozeret H'aaretz	2,777	in progress	-	-
Others	1,806	-	-	-

Activities of PBC in the residential construction segment in Israel

PBC’s residential construction segment develops and sells residential units. The residential units are developed within residential neighborhoods, including full environmental development and associated community services. PBC’s residential construction segment also includes the identification and development of new lands including urban renewal projects (demolition-construction). As of December 31, 2017, the balance of approved construction rights for the projects in which PBC was a partner amounted to approximately 1,866 residential units(of which 1,127 units belong to PBC), where approximately 942 residential units are currently in construction (of which 680 units belong to PBC). In June 30, 2018, the construction of and markting of 812 residential units. In the second quarter of 2018, 55 housing units were sold (as compared with approximately 80 housing units in the corresponding period last year). In the first half of 2018, 105 residential units were sold (as compared with approximately 160 residential units in the corresponding period last year). In the first half of 2018, PBC’s revenues from the sale of residential units amounted to approximately NIS 194 million, as compared with approximately NIS 286 million in in the first half of 2017. In the first half of 2018, 379 housing units were occupied, compared to 27 housing units in the corresponding period last year. PBC builds and markets, in the residential construction segment in Israel, as of June 30, 2018, approximately 812 residential units, of which 511 were sold, in 6 different complexes throughout the country.

In June 2018 Gav-Yam's General Assembly approved the transaction for a combination deal with Shufersal Real Estate (in this section: “Shufersal”) regarding land of 8,800 sqm owned by Shufersal in Ra'anana. According to the agreement Shufersal will sell to Gav-Yam 69.5% of the land in exchange for Gav-Yam Building on the land a project of offices and retail with a total gross area of 41,000 sqm and a parking lot of 1,000 places. The validity of the agreement is subject to the fulfilment of the following conditions within 24 months of the signature date of the agreement: the transaction was also approved by Shufersal's general assembly. The transaction is conditional upon the approval of a detailed zoning plan for the project.

In July 2018, PBC issued NIS 507 million par value debentures (Series I) by way of expanding the series for a total gross consideration of NIS 500 million, which reflects an unlinked yield of 4.27%.

Supermarkets(DIC)

Shufersal is a public company, which is included under the Tel Aviv 35 index, which was incorporated in Israel, whose shares and debentures are listed for trading on the TASE. It is primarily engaged in the ownership and management of a supermarket chain - the largest and leading chain in Israel, in terms of sales volume. Shufersal is also active in the real estate segment and in the customer club credit card segment. In December 2017 Shufersal completed the acquisition of the entire share capital of New Pharm Drugstores Ltd. (“New Pharm”), which operates in the drugstore sector.

In June 2018, a transaction was completed in which DIC sold 16.6% of the issued share capital of Shufersal, for a total net consideration of NIS 848 million, according to which DIC’s holdings in Shufersal decreased to approximately 33.6% and therfore ceased to be the controlling shareholder of Shufersal. Thus, after the date of the said sale DIC ceased to consolidate the financial statements of Shufersal.

Accordingly, commencing from the closing date of the said sale, Shufersal ceases to be classified as a "second tier company" (nor is it a "first tier company"), within the meaning of these terms in the the Reduced Concentration Law.

Shufersal Group employs approximately 13.5 thousand employees and has an annual revenues of NIS 12.5 billion.

In Israel, the retail segment business's results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Passover holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers. Shufersal revenues from cellular services are usually affected by seasonality with the third quarter of the year, which is characterized by higher roaming revenues due to increased incoming and outgoing tourism.

In 2018, the Passover holiday fell at the beginning of April, compared to 2017 when it was at the middle of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2018, compared to last year. The Passover holiday in the second quarter of 2018 had a smaller effect on Shufersal’s results than in the corresponding quarter in 2017, therefore analysis of the results for the first half of the year compared to the corresponding period in 2017 better represents the changes between periods. On June 5, 2018, a wholly-owned subsidiary of Shufersal entered into an agreement with Amot Investments Ltd. ("Amot") whereby the subsidiary Amot will acquire 25% of the lease rights that Amot has in vacant real estate in the Modi'in industrial zone, (in this section: "the Project"), where the parties to the project will be 25% of the subsidiary and the remaining 50% will be regarded to Amot, in unspecified parts, and Shufersal will lease the logistics center, which will serve as an automated center for the Shufersal's online operations. The total investments in respect of the establishment of the automated centers in Modi'in and Kadima, as aforesaid, are estimated at approximately NIS 600 million, with most of the said amount being in respect of the payment for the automation equipment and construction, and will be spread over a period of four years.

Shufersal operates in four operating segments: the retail segment, the real estate segment, the credit card customer club management segment and, as from December 31, 2017, the New Pharm segment, as described below:

Retail segment. This segment includes the retail marketing of food and other products in Shufersal branches and the manufacture of frozen and fresh baked products that are sold mainly in the Shufersal’s branches. As of June 30, 2018, Shufersal operated 276 branches (as compared with 272 and 277 branches at the end of 2017 (same as 2016) and 2015, respectively').

Shufersal owns the largest supermarket chain in Israel in terms of sales volume.

As of December 2017, Shufersal operates two branches of this Segment, the "Discount Discount Group" and the "Group of Neighborhood Branches". These two groups include four different formats in the retail segment, including an on-line format “Shufersal Online” and organic food stores, throughout the country, with the aim of satisfying its customers and providing them a buying experience that differs and varies in each of the formats. Shufersal have a mix of varied products organized in a number of sales departments and sub departments in each store, including, in the health areas that were placed in part of the branches, and it includes, among other things, products sold under the private label of Shufersal, with the view of offering the consumer a quality product, strengthening price perception (a quality product for cheaper prices than similar products in the same category), developing consumer loyalty and improving profitability of the categories in which the private label is sold. The area of manufacturing frozen and fresh baked products is operated by a wholly owned subsidiary of Shufersal.

Real estate segment. The real estate activities of Shufersal were separated, beginning on April 1, 2013, into Shufersal Real Estate Ltd. (“Shufersal Real Estate”), a wholly owned subsidiary whose assets include both branches which are rented to Shufersal (which are classified in Shufersal’s Consolidated Financial Statements as fixed assets) and real estate properties which are rented out to third parties (which are classified as investment property). The aforementioned properties do not include Shufersal’s logistical center in Rishon Letzion (including the attached branch), and Shufersal’s new logistical center in Shoham. The real estate activity includes: (A) Real estate development as an independent business segment; and (B) Integrating Shufersal’s primary activity in the retail segment, including: development of existing properties, acquisition of lands for future development and operating regional and local operating branches, and improving surrounding commercial areas to increase the scope of activity in the complex. The neighborhood branches group: 80 branches in the neighborhood branch format (“My Shufersal”), with an emphasis on offering convenience, availability, and personalized service, as well as 51 branches in the very small branches format in neighborhoods and city centers, operated primarily by franchisees (“Shufersal Express”); The activity in the neighborhood branches group also includes the “Organic Market” activity. Shufersal operates, as of December 31, 2017, and 70 health markets throughout the country, under the brand “Green,” and also operates 5 independent stores under the brand “Organic Market.”

Presented below are details regarding the real estate properties which are owned by Shufersal Real Estate as of December 31, 2018:

	Number of properties	Total area (thousands of square meters)	Fair value (NIS millions)	Rent and annual management fees (NIS thousands) (2)	NOI (NIS thousands) (3)	Average yield
Branches rented to Shufersal	70	Approx.131	1,702(1)	125,051	118,311	7.1%
Properties under construction which will be rented to Shufersal and to externals	2	Approx.5	21(1)(5)	-	-	-
Real estate properties which will be rented to externals (4)	2	Approx.50	84	-	-	-
Real estate properties rented to externals	20	Approx.54	504	43,091	23,977	4.77%
Total	94	Approx.240	2,311	168,142	142,288	6.54%

(1) The fair value is in accordance with the presentation of these properties in the books of Shufersal Real Estate. In the books of Shufersal, these properties are classified according to their amortized cost of acquisition, and not at fair value.
(2) Including income from Miscellaneous.
(3) NOI at Shufersal Real Estate - Shufersal Real Estate's gross profit in annual terms.
(4) Not including lot areas regarding which, in 2016, a zoning plan was approved which permits construction at a scope of approximately 40,000 built square meters, Some of which are classified in Shufersal's financial statements as a branch, and that branch in 2017 amounts to approximately NIS 11 million.
(5) The balance of the depreciated cost in Shufersal's books is approximately NIS 998 million.

Until January 11, 2018, the credit-card company that issued the credit cards to the Shufersal's customers was Leumi Card Ltd. ("Leumi Card"), by virtue of an agreement dated July 19, 2006 between the parties, for issuance and operation of the credit cards to the Shufersal's customers. On August 28, 2017, Shufersal notified Leumi Card that it did not wish to renew the Leumi Card agreement, and accordingly, the agreement was terminated on January 18, 2018.

As of January 18, 2018, the credit cards are issued to Shufersal's customers by Israel Credit Cards Ltd. and Diners Club Israel Ltd. (jointly - "CAL"), pursuant to a memorandum of understanding signed between Shufersal and CAL on November 2, 2017.

During the first half of 2018, Shufersal began to establish the new credit card club, during which 400,000 tickets were issued.

Accordingly, on April 24, 2018, Shufersal was served with a statement of claim filed by Leumi Card together with an application for temporary injunctions against Shufersal and against the accountants of Shufersal Finances, Limited Partnership (the "Partnership", PwC, respectivaly) and the general partner of the partnership. In the framework of the claim, the court was asked, among other things, to issue an order declaring that all of Shufersal credit card activity (with all of its income driven from it) belongs to the Partnership and as such must be performed by it and even if the issuance and operation services are provided by a company other than Leumi Card. In addition, Leumi Card claimed that that the options granted to Shufersal and Leumi Card in the partnership agreement are valid and have not expired. Moreover, they requested to appoint a valuator for the purpose of valuing the partnership. Shufersal rejected all of the said claims and requested the Court to dismiss it in limine. On May 28, 2018, Shufersal and Leumi Card notified the Court that the said dispute was transfered to a mediator. At this preliminary stage it is not possible to estimate the chances of this claim or the mediation process.

New Pharm segment. Following completion of the transaction to acquire New Pharm Drugstores Ltd. on December 20, 2017 by Shufersal, the activity of the New Pharm segment constitutes a reportable segment for Shufersal. As at December 31, 2017 New Pharm operates in the drugstore sector through 63 branches that sell mainly cosmetics, convenience and toiletry products, medicine and food supplements. As of December 31, 2017, was not include results of New Pharm for the period from the date of completing the transaction to the reporting date due to immateriality. In Shufersal's estimation, New-Pharm's market share in 2017 accounts for 4% of the total pharmaceutical market.

Telecommunications (DIC)

Cellcom is a public company which was incorporated in Israel, whose shares are listed for trading on the TASE and on the New York Stock Exchange, and whose debentures are listed for trading on the TASE.

Cellcom operates and sells to its customers various communication services. Cellcom’s activity is divided in two main segments, “Cellular” and “Fixed-line”. The cellular segment includes the cellular communications services, end user cellular equipment and supplemental services. The fixed-line segment includes landline and long distance telephone services, internet infrastructure and connectivity services, television services, transmission services end user fixed-line equipment and supplemental services.

In June 2018, Cellcom issued shares and options to the public in Israel and received for a net proceeds of NIS 275 million. In addition, in June 2018, DIC entered into a swap transaction with a banking institution in connection with Cellcom shares, whereby DIC acquired an additional 1% of the issued and paid-up share capital of Cellcom (the "Swap Transaction"). The Swap Transaction is a differential transaction only, for a period of 90 days, at the end of which DIC will be obligated to resell the said shares. As part of the said issuance, DIC acquired shares and warrants for Cellcom shares at a cost of NIS 146 million. Following the swap transaction and DIC's participation in the issue, after completion of the issue, DIC holds 43.1% of the issued and paid-up share capital of Cellcom (not including the swapped shares) and 46.33% of the voting rights in Cellcom (directly and indirectly).

Cellular Segment. Cellcom’s activity in the mobile segment includes the provision of mobile communication services in Israel, the sale of mobile equipment to end users, and other supplementary services. Cellcom holds a general license from the Ministry of Communication which is valid until the end of January 2022 (the “Mobile License”). - At the end of the second quarter of 2018, Cellcom had approximately 2.809 million cellular subscribers. During the second quarter of 2018, Cellcom's cellular subscriber base decreased by approximately 13,000 net cellular subscribers. This decrease resulted mainly from the removal M2M (machine to machine) subscribers from Cellcom's cellular subscriber base, according to Cellcom's active cellular subscriber calculation method. Cellcom offers a broad range of cellular services through our 2G, 3G and 4G network. There is intense competition in all aspects of the cellular communications market in Israel, with a penetration rate (the ratio of cellular subscribers to the Israeli population) of approximately 121%, representing approximately 10.6 million cellular subscribers as of December 31, 2017, and the average annual churn rate in Israel in 2017 is estimated to be 37%, higher than the churn rates in other developed economies. Cellular´s churn rate for the second quarter of 2018 totaled to 12.6%, compared to 10.8% in the second quarter of 2017 . The monthly cellular Average Revenue per User ("ARPU") for the second quarter of 2018 totaled NIS 51.8 (US$14.2), compared to NIS 57.0 (US$15.6) in the second quarter last year. The decrease in ARPU resulted mainly from the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market.

Cellcom compete for market and revenue share with seven other cellular communications operators: four mobile network operators (Partner, Pelephone, Hot Mobile and Golan) and three mobile virtual network operators (Rami Levy Hashikma Communications Marketing Ltd., or Rami Levy, Azi Communications Ltd., or Azi, and Cellact Communications Ltd., or Cellact). Xfone won frequencies in the 2015 4G frequencies tender and received a cellular license in 2017. In April 2018, Marathon 018 Xfone Ltd., with which Cellcom entered into a network sharing and hosting agreement, commenced operating in the Israeli cellular market.

These services include basic cellular telephony services, text and multimedia messaging, advanced cellular content and data services and other value-added services, and also offers international roaming services, a wide selection of handsets from various leading global manufacturers and repair services on most handsets offered by us. Not all services are supported by all handsets or by all of their networks.

End user equipment - Creating a connection between transactions for the provision of mobile services and transactions for the acquisition of end user equipment (including by way of the provision of airtime refunds for the acquisition of end user equipment) is prohibited in Israel. This prohibition has resulted in increased competition on the market. The increasing competition in the mobile device sales segment has resulted in a decrease in the scope of mobile devices sold by Cellcom.

Cellcom provides Golan national roaming services under our Sharing Agreements and we provide the Joint Corporations services as a subcontractor.

Basic cellular services

The main cellular service is basic cellular telephony and data transfer, upload and download (in supporting handsets). Both are included in packages price plans. In addition, Cellcom offers many other services with enhancements and additional features to our basic cellular telephony service, including voice mail, cellular fax, call waiting, call forwarding, caller identification and conference calling.

Data services can be used with handsets (in supporting models), cellular modems and tablets. Cellcom provides their customers with a variety of "internet data packages" for that purpose.

Cellcom also offers both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming service to visitors to Israel who can “roam” on our network.

Value-added services

In addition to basic cellular telephony and data services, Cellcom offers many value-added services, such as SMS and MMS, cloud backup and content services such as "Cellcom Volume" (music application) and "Cellcom tv" application. Business subscribers are offered with multi SMS, M2M (machine to machine), "Double Net" services allowing combined usage of cellular and landline networks in order to insure continuous service, work force management, vehicles management applications and IOT (internet of things) solutions such as "smart city" end-to-end cellular and fixed line solutions.

Handsets

Cellcom sells a wide selection of handsets (which for purposes of this report may include other types of communications end-user equipment, such as tablets) designed to meet individual preferences. Prices of handsets vary based on handset features and special promotions. Cellcom offers a variety of installment plans for handsets and discounts for short term installment plans, although in most cases, handsets are to be paid for in 36 monthly installments. Cellcom is also required to provide cellular services to subscribers who did not purchase their handsets from it, provided that the handset model complies with the standards set by the Ministry of Communications.

Cellcom also sells modems and tablets to promote our data services. In addition, Cellcom sell added value products to our customers, such as smart watches.

Fixed line segment. Cellcom’s activity in fixed line services include our internet infrastructure (for private customers based mostly on the landline wholesale market and for business customers based on our landline infrastructure) and connectivity services, Over the Top TV services (“OTT TV”), ILD services, landline telephony services and transmission services (for business customers). Cellcom also offers bundles of these services, including a triple offering (internet service including infrastructure and connectivity, landline telephony, TV service) and quatro offering (internet services, landline telephony, TV service and cellular services). Cellcom also offers landline transmission and data services to selected business customers and telecommunications operators (including transmission revenues from Golan according to the network sharing agreement as of March and April 2017), using our fiber-optic infrastructure and complementary microwave links, IP switchboard services and operation and management of business telecommunications systems. Additional services include cloud services and data protection products solutions based on products and services offered by us and by third party vendors and IOT solutions such as "smart city" end-to-end cellular and fixed line solutions.

Internet infrastructure and Connectivity

Cellcom is a major provider of internet connectivity services. Prior to the formation of the landline wholesale market, the Israeli internet market was characterized by a separation between the internet infrastructure providers (mainly Bezeq and Hot) and the internet connectivity service providers. Consequently, the internet customer was required to enter into a contractual arrangement with both types of these providers. The infrastructure provider is responsible for the connection of the customer from his computer or other device to the infrastructure provider's operator. The internet service provider is responsible for providing access to the customer from the infrastructure provider's operator, through its own operator, to the local and global internet network. As of May 2015, following the inception of the landline wholesale market, Cellcom (and other operators) provides end-to-end internet service (infrastructure and connectivity) using Bezeq's infrastructure. Cellcom sells internet infrastructure services bundled with internet connectivity, as well as with our other services.

As of June 30, 2018, Cellcom provides end-to-end internet service, to approximately 248,000 households. In the second quarter of 2018, Cellcom's subscriber base in the internet infrastructure field increased by approximately 13,000 net households.

In addition, Cellcom offers their internet subscribers value added services, such as data protection services to our private subscribers and connectivity integration solutions and global communications solutions to their business customers, including firewalls, anti-virus and anti-spam software, overseas internet connectivity services and server hosting services. In addition, Cellcom provides internet connectivity services that offer the ability to filter the content viewed by the internet users.

OTT TV services

As of December 2014, Cellcom offer OTT-TV services, branded 'Cellcom tv' mostly to private customers. Cellcom tv is a hybrid OTT-DTT TV service provided to the Israeli market. The service includes a set-top box that enables linear channels, including based on the Israeli digital terrestrial television (DTT) broadcasting, other commercial channels and Video on Demand library subscription (SVoD), music streaming service and additional advanced features such as cloud recording and VoD playlist channels, for a highly competitive price. Cellcom tv service can generally also be accessed by smartphones, tablets, Smart TV and additional TV services' equipment like Apple TV and Android TV devices (TV anywhere). Our VoD catalogue and linear channels offer international and local content from top content suppliers. As of June 30, 2018, Cellcom provides OTT TV services to approximately 195,000 households. In the second quarter of 2018, Cellcom's subscriber base in the TV field increased by 11,000 net households.

International Long Distance (“ILD”) services

Cellcom is one of the major players in the Israeli ILD market. Our principal service in the ILD market is the provision of outgoing and incoming telephone calls with substantially worldwide coverage. Cellcom provide these services mostly to post-paid customers, but also to pre-paid customers mainly through the sale of calling cards. Most of the customers of the pre-paid services are foreign workers who reside in Israel.

In addition, Cellcom provides "Hubbing" services to non-Israeli international operators. Hubbing services are bridging services between two non-Israeli international operators. Such services are provided where there is no direct connection between two non-Israeli international operators or where pricing differences in different locations make such bridging service desirable.

Landline telephony services

Cellcom offers advanced, voice and data landline services to selected business customers. Cellcom also offers basic landline telephony services to private customers by VOB technology. Landline telephony service enables an end user to conduct a telephone conversation with another end user who uses either another landline or a cellular telephone or computer, either in Israel or overseas.

Cellcom estimates that their current market share in the Israeli landline telephony market is not material.

Internet of Things (“IOT”)

IOT solutions provide the ability to connect various devices to the internet. Cellcom, together with strategic partners, offers IOT solutions based on a variety of communications solutions, including landline (WiFi) and cellular. Cellcom offers smart city solutions which include a central management and control system to manage the various solutions, water and electricity meter readout from a-far, smart parking, smart and efficient street lighting, smart cameras which include analytic capabilities for security solutions, smart sensors for efficient waste disposal, various environmental factors and flood alert, stress buttons for educational institutions as well as WiFi and broadband communication capabilities in public areas.

Internet services - access and infrastructure – Bezeq and Hot are t he two main internet infrastructure providers for the private sector. Also they are the only groups that own infrastructure which offer internet infrastructure services to both for to the internet access providers and to end user customers. Bezeq also provides internet infrastructure services to operators which do not own infrastructure, within the framework of the wholesale landline market. In 2014, IBC also began distributing its infrastructure and providing broadband services in select areas. IBC’s license allows it to provide broadband infrastructure services on the fiber optic infrastructure of the Electric Corporation to other license holders, and to large business customers. In 2016, IBC’s shareholders announced their intention to raise capital by introducing additional investors. As of the reporting date, Cellcom is evaluating the possibility of investing in IBC. As of September 30, 2017, internet infrastructure services were provided by Bezeq and Hot to approximately 1.12 million and 706,000 households in Israel, respectively, with an immaterial quantity by IBC.

Internet services are provided, as of the reporting date, by the three major internet providers: Cellcom, Bezeq International, Smile Telecom (a subsidiary of Partner) and additional small providers, including Xfone Communication Ltd. As of December 31, 2017, Cellcom had approximately 222,000 households subscribed to our end-to-end internet services. The internet provider market is highly competitive, saturated and characterized by relatively low barriers to entry. The competition primarily focuses on the ability to offer high internet connectivity speeds relative to price. Internet infrastructure service is not provided yet using Hot's infrastructure (maximum tariffs for Hot's wholesale internet infrastructure services - higher than those set for Bezeq's services - were published by the MOC on June 2017) and it is unclear when the service will be offered. Effective inclusion of Hot's infrastructure in the wholesale market may increase the amount of potential subscribers to Cellcom's triple play and bundle offerings.

In August 2018, following Cellcom's previous reports regarding a possible investment in Israel Broadband Company, or IBC, Cellcom, the Israeli Electric Company, or IEC, IBC and the other shareholders and main creditors of IBC have entered a memorandum of understanding, for an investment by Cellcom in IBC. By means of IBC's licenses. IBC has the exclusive right to deploy fiber optic over IEC's infrastructure. The MOU outlines the principles of the transaction contemplated by the parties and in addition to standard and customary conditions contains the following stipulations:

With respect to the terms of the transaction, Cellcom Israel (by itself or with a group of investors it may arrange) will own 70% of IBC's issued and outstanding share capital and the other 30% of IBC's issued and outstanding share capital will be owned by IEC. The consideration will be a total amount of approximately NIS 100 million and shall be used to settle generally all of IBC's debts.

The transaction is subject to entering a definitive agreement and certain other documentation (including an updated agreement of IBC with IEC and an IRU broadband service agreement between Cellcom and IBC), or the Agreement, within a certain period from the MOU execution.

The MOU also contains precedent conditions precedent to the closing of the transaction, including regulatory approvals (including with regards to the change of IBC's deployment obligations) and tax arrangements.

The terms of the Agreement are subject to further negotiations between the parties and approval of Cellcom's Board of Directors. If entered, the execution of the transaction will be subject to the said conditions precedent, including regulatory approvals. There is no assurance that the parties will enter into the Agreement, or that such Agreement will be approved and executed, nor as to its timing and terms.

Furthermore, in August 2018, the Minister of Communication, (“MOC”), resolved to allow IBC to apply for a general unique (infrastructure) license that the MOC intends to regulate, in lieu of its current license. The new license will include, among others, a deployment requirement to at least 40% of Israel's households in 10 years from receipt of the license, as opposed to a universal deployment requirement in IBC's current license.

Multi-channel television services – Multichannel pay-tv services are dominated by Hot (the incumbent TV provider and monopoly in this field) and YES (a subsidiary of Bezeq) with approximately 797,000 and 597,000 households, respectively, as of September 30, 2017. Cellcom began operating in this segment at the end of December 2014, through a hybrid television service which includes DTT broadcasts (television channels provided by the digital cable television broadcast network which operates in Israel and is distributed for free by the Second Authority for Television and Radio (Idan+) (“DTT Broadcasts”) and OTT TV services (television over internet), with approximately 170,000 households subscribed to Cellcom tv services as of December 31, 2017. In June 2017, Partner launched its OTT TV solution which includes Netflix's (American internet based VOD content provider) application integration (and offering for a limited period), and in August and October 2017, respectively, Hot and Yes each launched an OTT TV low cost brand solution – branded Hot Next and Sting, respectively (Hot's OTT TV solution is also to be marketed by Rami Levy). Also, Netflix and Amazon Prime, another American internet based VOD content provider, provide their services to viewers in Israel, as complementary service to the existing competitors' content. In March and September 2014, the Antitrust Commissioner published the following requirements as a condition for the merger in the Bezeq group, in order to facilitate opening up the multi-channel television market to competition by reducing barriers to entry in the television segment: (1) in general, Bezeq will not charge a fee to internet providers with respect to the consumption of internet provider services which are due to multi-channel television broadcasts, and all of the existing exclusivity arrangements to which Bezeq and Yes are party will be canceled, with respect to non-original production television content, and the engagement of exclusivity arrangements of this kind will be prohibited in the future; and (2) The Bezeq / Yes group will allow new television service providers to acquire certain original productions of Bezeq for two years. The legal merger between Bezeq and Yes was completed in 2015.

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

Fixed assets and facilities

Most of Cellcom’s fixed assets include the mobile network equipment, which includes base sites which are distributed throughout the country, which provide broad communication coverage for the vast majority of populated areas in the country, as well as a transmission network (which includes optic fibers in a total length of approximately 1,900 km., and microwave infrastructure), which provides connectivity for Cellcom between most of its base sites, and through which Cellcom also provides, to select business customers, transmission services, data transfer and advanced landline communication services. In 2018, Cellcom's Long-Term Evolution (“LTE”) network covers most of the population of Israel and in 2018 Cellcom intends to continue the deployment of this network in order to enable higher data throughput rate.

Cellcom has a backup network for disaster recovery with respect to its engineering systems, which was intended to increase network resiliency in case of damage to one of its components, and has adopted a business continuity plan and a disaster recovery plan in accordance with the requirements of its license.

During the first quarter of 2018, Cellcom invested NIS 146 million (US$42 million) in fixed assets and intangible assets and others (including, among others, investments in the Cellcom's communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the adoption of IFRS 15), compared to NIS 140 million (US$40 million) in the first quarter 2017..

As of December 31, 2017, Cellcom rents 78 service centers and points of sale. Additionally, Cellcom rents from various entities sites for the purpose of the construction, maintenance and operation of communication facilities which are used in Cellcom’s communication network. Based on past experience, Cellcom encounters difficulties in extending the leases of approximately 5% of the sites used for communication facilities.

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

In July 2018, following the Cellcom's previous reports regarding a frequencies migration Cellcom shall be required to execute to accord to European standards, the Ministry of Communications, or MOC, notified Cellcom that its 850MHZ frequencies allocation shall expire on February 1, 2022 and replaced by 900MHZ frequencies no later than March 22, 2021. The method and schedule in which such replacement will be executed, including interim frequencies allocations as required, shall be formed separately. The MOC noted Cellcom may use an interim leniency to the Planning and Building Law, allowing, under certain conditions, replacement of cell sites without obtaining a building permit. Cellcom is examining the implications of the MOC's notification and possible courses of action.

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

In addition, the Ministry of Communication announced it intends to publish a 5G frequencies tender in 2018 or thereafter.

Insurance (IDBD)

Clal

In August 2013, the Commissioner of the Capital Market, Insurance and Savings appointed a trustee for most of the Company’s holdings in Clal Holdings Insurance Enterprises, and in December 2014 a time outline was established for the sale of its holdings of Clal Holdings Insurance Enterprises ("The Outline"). In April 2017, a ruling was given in which the Court ordered the trustee to sell 5% of the IDBD’s holding in Clal, within 30 days ("The ruling"). In May and August 2017, and in January and May 2018, IDBD cumulatively sold 20% of the shares of Clal, 5% at each time, and in parallel, IDBD entered into commitments with two banking corporations, in four swap transactions, according to which, at the end of a period of 24 months from the date of each sale transaction, accounting will take place between IDBD and those banking corporations in respect of the difference between the selling price of the shares being sold to a third party, and the selling price of the shares as of the date of the accounting.

In August 2018, the Commissioner instructed the trustee to take action for the sale of an additional 5% of the the shares in Clal, which wall sold, in a manner of swap transaction, on August 30, 2018.

To be noted that Clal's activity is considered a discontinued activity. IDBD's holdings in Clal are held by a trustee appointed by the Israeli Commissioner of Capital Market, Insurance and Saving Authority (the "Commissioner").

On March 7, 2018, Mr. Izzy Cohen, who served as CEO of Clal from November 1, 2012, and Clal, announced Mr. Izzy Cohen’s intention to terminate his tenure as CEO of Clal. The Board of Directors of Clal decided on March 11, 2018, to appoint a committee to locate and recommend a new CEO for Clal, headed by the Chairman of the Board of Directors, Mr. Danny Naveh, which includes directors of the Clal and Clal Insurance. On June 17, 2018, Clal's board of directors and Clal Insurance approved the appointment of Mr. Yoram Naveh as CEO of Clal and Clal Insurance as of July 1, 2018.

Clal is a public company which was incorporated in 1987, in accordance with the laws of the State of Israel. Clal is one of the leading insurance and long-term savings groups in Israel. The shares of Clal have been listed for trading on the stock exchange since 1988. Clal is part of the IDBD Group, which holds as of June 30, 2018 about 34.81% of its shares and 34.47% on a fully diluted basis. Clal offers a wide range of services and products to private and corporate customers, such as, inter alia, non-life insurance, health insurance, travel insurance, study fund, provident funds, pension funds, etc. As of December 31, 2017, Clal Insurance employs over 4,400 people and markets its products through 2,090 insurance agents, all of whom provide quality service and professional support to their customers. As of March 31, 2018, Clal has NIS 192 billion under asset. Furthermore, Clal is constantly analyzing the market to understand trends and changes in the industry and adjusting accordingly. Clal Insurance consists of three insurance segments: Non-Life Insurance, Long-Term Savings and Health.

Non-Life Insurance

The General Insurance domain in Clal Group is among the largest in Israel. As of June 30, 2018, Clal holds 10.9% market share of the premiums in the in the Non-Life Insurance Division and offers coverage to private and corporate customers. Clal markets its products through 1,466 non-life insurance agents, all of whom provide quality service and professional support to their customers. The Non-Life Insurance Segment offers a wide range of insurance plans: automotive, property, liability, marine insurance, personal accidents, guarantees and additional services. It`s vision is to provide professional and high-level service to company`s agents and customers, through constant improvements and new product development.

Life Insurance and Long-Term Savings

As of June 30, 2018, The Long-Term Savings Division holds a 13.7% market share of the long-term savings market, as defined by the Commissioner of Insurance and have assets in an approximate amount of NIS 149,472 billion. As at June 30, 2018, Clal holds 17.3% market share of the premiums in the in the Life Insurance Division. There is no single customer or a limited number of customers of which Clal is dependent. Clal has no single customer whose revenues constitute 10% or more of Clal's total revenues in the Consolidated Financial Statements. Clal markets insurances policies, from time to time and in the normal course of business, to companies in the IDBD Group (both policyholders in collective insurance, both as members of central provident funds and as employers depositing for pension savings for long-term savings products). This does not exceed 5% of the Clal's total revenues in this segment. The Long-Term Savings segment manages long-term assets, including life insurance, pension and provident funds. The segment also provides comprehensive solutions to private and corporate customers in all sectors of the Israeli economy. Among the division's customers are large corporations and many residents of the State of Israel. Its objectives are to support the company's distribution channels and become a professional benchmark, helping to improve company business results, profitability and value, while emphasizing quality of service. The segment offers a variety of savings options, enabling its customers to maintain a strong, solid economic foundation in the event of death, accident or loss of earning capacity. It also offers a variety of pension funds designed to guarantee a monthly income for life in the event of retirement, disability, or death, enabling economic stability for the future even in difficult times.

On July 26, 2018, Clal's Board of Directors resolved to change the organizational structure of Clal Group. As of September 1, 2018, the life insurance and pension and provident divisions will be merged into the long-term savings division. In addition, a new a customer and distribution division will be established.

Health Insurance

The Health Insurance segment offers a wide range of products for individuals, families and groups, specializing in comprehensive solutions for specific market segments such as women and children. As of June 30, 2018, Clal Insurance holds a 17.4% market share of the premiums in the health insurance market in israel and offers health insurance products such as surgeries in Israel and overseas, transplants, medications, critical illness, long-term care, personal accidents, travel and more. Health Insurance segment vision is to establish Clal as a leading, innovative and professional company in the field of health and nursing care insurance, while providing a professional and timely service to its agents and customers. The segment focuses on technological innovation as well as on developing a range of innovative health insurance products, enabling flexibility in creating health insurance packages tailored for each client, based on his needs and financial status. Each package is either derived from existing packages, or custom-built for each customer. Clal markets most of its products through 852 health agents, all of whom provide quality service and professional support to their customers. The Health Insurance segment is constantly growing, and is proud to provide quality service to 400,000 members insured under private insurance plans as well as an additional 2,000,000 members insured under group insurance plans.

The engagement of Clal Insurance in collective long-term care insurance agreements of members of the Maccabi and Leumit health funds, which will be completed in December 2018 and March 2019, respectively, as of December 2017, the value of these funds is NIS 2,997 million. In May 2018, Maccabi and Clalit Health Funds published new tenders for the selection of an insurer for group long-term care insurance for members of the health funds (the “Tender"), in a format different from the format in Clal Insurance's existing agreement with Maccabi) in such a manner that the winning insurer will bear only 20% of the insurance risk. Clal Insurance's proposal to continue providing group long-term care insurance services to Maccabi insurers did not win the public tender held by Maccabi, and therefore Clal Insurance will continue to insure Maccabi's policyholders in the current format, as stated, until December 31, 2018. It should be noted that according to publications in the press the insurance company Phoenix won both the tender and the fund Clalit Health Services and the Maccabi Health Fund tender, and chose to be insurers of the Maccabi health fund It should be noted that according to the Commissioner's instructions, an insurance company cannot make more than one agreement for long-term care insurance for members of the health fund (or some of them) if the total number of insurees it insures in one agreement or more, as stated above, exceeds 50% of the number of insureds in all the existing agreements for long-term care insurance for members of the health fund, unless the Commissioner approved otherwise and under the terms he approved. To the best of Clal’s knowledge at this stage Clalit Health Services has not yet issued an official notice in connection with the results of the tender. Clal Insurance is studying the results of the tender and its implications and the assessments required of it.

Others with respect to IDBD

Includes the assets and income from other miscellaneous businesses, such as oil and gas assets.

Others with respect to DIC

Includes the assets and income from other miscellaneous businesses, such as technological developments, electronics, and other sundry activities.

IDBG segment:

IDBD holds 50% of IDBG which was incorporated under the laws of Delaware (the remaining 50% is held by PBC which is a subsidiary wholly owned by DIC). IDBG is a real estate corporation in the construction and operation of a commercial and office project in Las Vegas, Nevada (USA). IDBG activity was presented under the area of activity of PBC in projects in Las Vegas.

IDBG holds the real esatate corporation GW (100%), which holds all the rights in the Tivoli project in Las Vegas, with a total area of approx. 62 thousand square meters. For futher details regarding the IDBG and the Tivoli project please see below PBC Segment.

IDB Tourism segment (discontinued segment):

IDB Tourism is a wholly-owned subsidiary of IDBD, which was incorporated in Israel and commenced it operations in 1934. In 2014, IDB Tourism’s management decided to focus its business activity on the sale of tourism services, in the framework of tourism packages that were adapted to the preferences of the Israeli public, to the incoming tourists to Israel. Until 2015, IDB Tourism held three major companies operating in the field of tourism: Terminal 1 Holdings Ltd. (formerly - Diesenhaus Ltd.), Open Sky Ltd, and Israir Airlines & Tourism Ltd. (“Israir”), (Israir, Diesenhaus, Open Sky and related parties will be referred to hereinafter as "the IDB Tourism Group").

In July 2017 IDBD, IDB Tourism and Israir, with El Al Israel Airlines Ltd. and Sun D’Or, entered into an agreement for the sale of IDB Tourism’s entire stake (100%) in Israir to Sun D’Or (in this section: the "Transaction"). On January 10, 2018, IDBD received a notice from the Anti-trust Authority, pursuant to which the Antitrust Authority objected to the transaction, and expressed the reasons for its objection. On March 29, 2018, the parties to the agreement filed an appeal against the Authority’s decision and on June 20, 2018, the Acquisition Agreement was terminated by mutual agreement among the parties so, the Court dismissed the appeal. IDBD is examining alternatives in connection with the sale of its holdings in IDBG Tourism and/or in Israir and therefore IDBD is continuing to treat IDB Tourism as held for sale and as a discontinued operation, in its financial statements as of June 30, 2018, in accordance with IFRS 5. In addition, in August 2018, after the date of the statement of IDBD retained Giza Zinger Even Ltd. and with Epsilon Underwriting and Issuing Ltd.(together: the "Consultants"), a company that is under the control of DIC, for the purpose of advising on the sale and the disposal of the IDBD's operations in the tourism and aviation field. The Consultants will be entitled to fees that are comprised of a retainer and a success fee in respect of the services, which will be payable at the time of the completion of a transaction (insofar as there may be one).

In August 2018, after the date of the financial statement of of IDB’s second quarter 2018 financial position, IDB Tourism entered into a memorandum of understanding with Dizenhaus B.T.C. Ltd. (the "Purchaser"), the sale of 50% of the issued share capital of a company that managed the incoming tourism operations and which is held by Israir in consideration for an amount of NIS 26 million. The completion of the transaction is subject to the completion of due diligence process on and the receipt of approvals from third parties, before November 30, 2018. In the event that the transaction is not completed by that time, the transaction will be terminated. At the time of the completion of the transaction, Israir and the Purchaser will manage the incoming tourism activity under a joint control agreement. Upon the completion of the transaction, as aforesaid, IDBD is expected to record a capital gain, which is estimated at approximately NIS 30 million, in respect of the IDBD's share of the difference between the consideration that Israir is expected to receive in respect of the sale, with the addition of the fair value of the balance of the said investment in the incoming tourism operations and the carrying value of the investment as recorded in Israir's accounting records as of June 30, 2018. This estimate of the gain will be adjusted in accordance with IDBD’s share of the incoming tourism operations' results from the end of the second quarter of 2018 and until the time of the completion of the transaction. It should be clarified that there is no certainty regarding the completion of the transaction, including that the parties will make a commitment under a purchase agreement, inter alia, as a result of the non-receipt of the approvals that are required for the completion of the transaction.

Legal Framework

Operations Center in Argentina

Regulation and Government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, apply to the development and operation of our properties. Currently, Argentine law does not specifically regulate shopping mall lease agreements. Since our shopping mall leases generally diverge from ordinary commercial lease agreements, we have developed contractual provisions which are tailored to the commercial relationship with our shopping mall tenants.

Leases

Argentine law imposes certain restrictions on property owners, including:

●  a prohibition to include in lease agreements automatic price adjustment clauses based on indexes; and

●  a minimum lease term of two years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement requires a shorter term.

Rent increases

There are contradictory court rulings regarding whether rents may be increased during the term of a lease agreement. For example, Section 10 of the Law No. 23,928, as amended by Public Emergency Law No. 25,561 prohibits a rent adjustment under leases subject to indexes, such as the consumer price index or the wholesale price index. Most of our lease agreements have rent increase clauses that are not based on any official index. As of the date of this annual report, no tenant has filed any legal action against us challenging incremental rent increases, but we cannot assure that such actions will not be filed in the future and, if any such actions were successful, that they will not have an adverse effect on our business and results of operations.

Lease term limits

Under the Argentine Civil and Commercial Code lease terms may not exceed twenty years (for residential purpose) or fifty years (all other purposes). Generally, terms in our lease agreements range from 3 to 10 years.

Rescission rights

The Argentine Civil and Commercial Code provides that tenants may terminate lease agreements early after the first six months of the effective date. Such termination is subject to penalties which range from one to one-and-a-half months of rent. If the tenant terminates the agreement during the first year of the lease, the penalty is one-and-a-half month’s rent and if termination occurs after the first year of lease, the penalty is one month’s rent.

Other

The Argentine Civil and Commercial Code, among other rules, repealed the Urban Lease Law (No. 23,091), which provided for a rule similar to the one described above, but established the obligation to give at least 60 days’ prior notice of exercise of the unilateral right to termination by the tenant. There are no court rulings yet with respect to the new regulations related to: (i) the unilateral right to termination by tenant; i.e., whether the parties may waive the tenant’s right to terminate the agreement unilaterally; or in relation to (ii) the possibility of establishing a penalty different from the penalty described above in the event of termination.

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

The Argentine Civil and Commercial Code enables the lessor to pursue what is known as an “executory proceeding” upon lessees’ failure to pay rent. In executory proceedings, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the formalities of the debt instrument itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a residential tenant receive at least 10 days’ prior notice when a landlord demands payment of the amounts due in the event of breach prior to eviction but does not impose any such requirement for other leases. However, court case backlog and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit for eviction.

Development and use of the land

In the City of Buenos Aires, where the vast majority of our properties are located, we are subject to the following regulations:

Buenos Aires Urban Planning Code

The Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set-back and overhang, consistent with the city’s urban planning policy. The Secretary of Urban Planning of the City of Buenos Aires (Secretaría de Planeamiento Urbano) is responsible for implementing and enforcing the Buenos Aires Urban Planning Code.

Buenos Aires Building Code

The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the City of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to monitor regulatory compliance.

Buenos Aires Authorizations and Licenses Code

The Buenos Aires Authorizations and Licenses Code (Código de Habilitaciones de la Ciudad de Buenos Aires) sets forth the conditions under which authorizations or licenses to operate may be granted to business establishments, and the rules and procedures these latter are obliged to follow. The General Bureau of Authorizations and Licenses (Dirección General de Habilitaciones y Permisos) is responsible for implementing and enforcing the Buenos Aires Authorizations and Licenses Code.

In other jurisdictions, our real estate activities are subject to similar municipal zoning, building, occupation and environmental regulations. These latter must adhere to federal standards. Additionally, in some jurisdictions we may be subject to the regulation concerning large commercial areas, which requires governmental approval of the location of certain commercial establishments. We believe that all of our real estate properties are in material compliance with all applicable relevant laws, ordinances and regulations.

Sales and ownership

Real Estate Installment Sales Law

The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, or “Real Estate Installment Sales Act,” imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, that the purchase price for a property is paid in installments and the deed, which is not conveyed to the purchaser until the price has been paid in full. The provisions of this law require, among other things:

●  The registration of the intention to sell the property in subdivided plots with the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration is only possible with regard to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the partition.

●  The preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.

Once the property is registered, the installment sale must be completed in a manner consistent with the Real Estate Installment Sales Act. If a dispute arises over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will have title of the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or advancement of at least 50% of construction, the Real Estate Installment Sales Act prohibits termination of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may exercise its rights under any mortgage on the property.

Buildings Law

Buildings Law No. 19,724 (Ley de Pre-horizontalidad) was repealed by the Argentine Civil and Commercial Code which provides that for purposes of execution of sales agreements for units under construction, the owner or developer must purchase insurance in favor of prospective purchasers against the risk of frustration of the development pursuant to the agreement for any reason. A breach of this obligation precludes the owner from exercising any right against the purchaser—such as demanding payment of any outstanding installments due—unless he/she fully complies with their obligations, but does not prevent the purchaser from exercising its rights against the seller.

Protection for the Disabled Law

The Protection for the Disabled Law No. 22,431, enacted on March 16, 1981, as amended, provides that in connection with the construction and remodeling of buildings, access by handicapped persons must be provided. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals is required.

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

Other regulations

Consumer relationship, consumer or end-user protection

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

The Consumer Protection Law, and the applicable sections of the Argentine Civil and Commercial Code are intended to regulate the constitutional right conferred under the Constitution on the weakest party to the consumer relationship and prevent potential abuses deriving from the stronger bargaining position of vendors of goods and services in a market economy where standard form contracts are widespread.

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

●  imply a waiver or restriction of consumer rights and an extension of seller rights; and

●  impose the shifting of the burden of proof from the consumer to the seller in order to protect the consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party may be entitled, including closing down establishments for a term of up to 30 days.

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as the individuals or legal entities that acquire or use goods or services, free of charge or for a price for their own final use or benefit or that of their family or social group. In addition, both laws extend consumer protections to those who acquire or use goods or services, with or without consideration, for their own final use or that of their family or social group. The protection under the laws afforded to consumers and end users encompasses the entire consumer relationship, from the offering of the product or service, to cover more than just those relationships established by means of a contract.

The Consumer Protection Law defines the suppliers of goods and services as those who produce, import, distribute or commercialize goods or supply services to consumers or users.

The Argentine Civil and Commercial Code defines a consumer agreement as an agreement that is entered into between a consumer or end user and an individual or legal entity that acts professionally or occasionally either with a private or public company that manufactures goods or provides services, for the purpose of acquisition, use or enjoyment of goods or services by consumers or users for private, family or social use.

The Consumer Protection Law establishes joint and several liability of any producer, manufacturer, importer, distributor, supplier, seller and anyone who has placed its trademark on the thing or service for damages caused to consumers derived from a defect or risk inherent in the thing or the provision of a service.

The Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promote the services of such professionals.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer.

Pursuant to Resolution No. 104/2005 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Treasury, Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur’s Common Market Group which requires that those who engage in commerce over the Internet (E-Business) disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, the Argentine Congress enacted a revised Consumer Protection Law through Law No. 26,993. This law, known as “Conflict Resolution in Consumer Relationships System,” provides for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo), or “COPREC,” and the Consumer Relationship Audit, and a number of courts assigned to the resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount claimed may not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. COPREC is currently in full force and effect. However, the court system (Fuero Judicial Nacional de Consumo) is not in force yet. Therefore, any court claim should be currently filed with the existing applicable courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system referred to above, without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law

Law No. 25,156, as amended, or the “Antitrust Law,” prevents collusive practices by market participants and requires administrative approval for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar transactions by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business in Argentina of the companies concerned exceeds Ps.200.0 million, the respective concentration must be submitted for approval to the CNDC. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets subject to acquisition or disposition do not exceed Ps.20.0 million each are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions concerned during the prior 12-month period exceed in the aggregate Ps.20.0 million or Ps.60.0 million in the last 36 months, these transactions must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed Ps.200.0 million, we should give notice to the CNDC of any concentration provided for by the Antitrust Law.

Money laundering

Argentine Law No. 25,246, as amended by Laws Nos. 26,119, 26,268, 26,683 and 27,270, or the “Anti-Money Laundering Law,” categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. The law sets forth a minimum of Ps.300,000 for punishable offenses though crimes involving a lower amount are also prosecuted, but the prison sentence that may be imposed is reduced.

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The Anti-Money Laundering Law created the Financial Information Unit, or “UIF,” is responsible for the analysis, treatment and procurement of information to prevent money laundering originating from, among others:

●  Crimes related to the traffic and illegal commercialization of drugs (Law No. 23,737);

●  Crimes related to arms traffic (Law No. 22,415);

●  Crimes related to illegal association or terrorist association;

●  Crimes committed by illegal associations organized to commit crimes for political or racial purposes;

●  Crimes against Public Administration;

●  Crimes of minor’s prostitution and child pornography; and

●  Crimes related to terrorism financing.

The UIF analyzes the information received from entities that have the obligation to report suspicious activities or operations and, as the case may be, inform the Public Ministry to carry out the investigations that may be considered relevant or necessary.

The anti-money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profit organizations, stock exchanges, insurance companies, according to the regulations adopted by the UIF, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client;” (ii) reporting any suspicious activity or operation and (iii) acting according to the Anti-Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Anti-Money Laundering Law.

On May 8, 2009, the CNV issued Resolution No. 554 which incorporated within the exchange market provisions designed to comply with money laundering prevention pursuant to Law No. 25,246, as amended and as required by the UIF. This resolution established that any entity subject to the supervision of CNV could only take part in securities transactions if they were ordered by parties that were registered or domiciled in jurisdictions not included in the list of tax havens detailed in Decree No. 1344/98. The resolution also provided that securities offerings by foreign issuers under the supervision of a regulator similar to the CNV, may be approved only if such regulator has signed a memorandum of understanding with the CNV regarding compliance with anti-money laundering principles.

On February 2, 2012, Resolution No. 554 was replaced by Resolution No. 602, which extended the instructions issued by UIF to the entities supervised by the CNV, including some payment mechanisms and control proceedings for the receipt from and the transfers of funds to registered or regulated entities or persons, fixing amounts and instruments to be used. Moreover, this resolution updated the reference to the Decree which referred to tax havens (No. 1,037).

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derived from the enactment of the revised Capital Markets Law and the CNV Rules, which established a new regime for the public offer of securities, CNV issued a revision of its rules to incorporate a new chapter of Anti-Money Laundering Laws including provisions related to the fulfillment of duties to be complied by “Agentes de Negociación,” “Agentes de Liquidación y Compensación,” “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva,” each of which is considered mandatory under the terms of sections 4, 5 and 22 of article 20 of Law No. 25,246. Such agents are required to comply with Law No. 25,246 and its amendments, regulations enacted by UIF, including executive orders with reference to the decisions adopted by the United Nations Security Council in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión),” “Agentes de corretaje,” “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Each of these entities must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, the personal data of the “Compliance Officer” (both regular and alternate) must also be disclosed.

The CNV Rules provide that entities it regulates may only take action relating to public offerings of securities, stipulated, future or optional contracts of any nature and other instruments and financial products with registered, domiciled or domestic counterparties known to CNV or foreign counterparties in jurisdictions included on the list of cooperating countries provided in article 2º, subsection b) of Decree No. 589/2013.

Where a counterparty is not included in the referred list and is from a jurisdiction where it is regulated by an entity similar to CNV, validity of the transactions will be granted if the foreign regulator has signed a memorandum of understanding, cooperation and exchange of information with the CNV.

With the purpose of strengthening the requirements applicable to the grant of authorization to operate in the capital markets, additional requirements were established in connection with: (i) competence and capacity; (ii) moral integrity and honesty and (iii) solvency. Such requirements are subject to the appraisal of CNV and must be fulfilled by managers, directors, auditors and any other individual who performs duties or activities within the company.

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at the national level, in light of evolving risks that could impact Argentina and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

Moreover, Law No. 27,260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets currently, due to the restrictions of the Ministry of Finance, the UIF is within its purview, established that the UIF would now be within the purview of the Ministry of Economy and Finances. Furthermore, Resolution 4/2017 was recently issued by UIF by which specific due diligence (commonly referred to as “know your client”) is required when local and foreign depositors open a bank account for financial investments.

On March 5, 2018, the UIF Resolution No. 21/2018 on guidelines for the management of risks of money laundering and financing of terrorism and on the minimum compliance to be adopted for the prevention of laundering was published in the Official Gazette. In line with UIF Resolution No. 30/17 addressed to the financial sector, UIF Resolution No. 21/2018 also moves from a formalistic compliance approach to a risk-based approach, in order to ensure that the measures implemented are commensurate with the risks identified. In this way, the obligated subjects must identify and evaluate their risks and, depending on this, adopt management and mitigation measures. In this framework, they are enabled to implement accredited technological platforms that allow carrying out procedures at a distance, without personal display of the documentation, without this conditioning the fulfillment of due diligence duties.

UIF Resolution No. 21/2018 provides that as of September 30, 2018, the obligors must have developed and documented the risk identification and assessment methodology and, as of December 31, 2018, they must have a technical report that reflects the results of the implementation of the risk identification and evaluation methodology. In this sense, as of March 31, 2019, they must have adjusted their policies and procedures and, in accordance with the results of the irrigation self-assessment performed, they must be included in the money laundering and terrorist financing prevention manual. Finally, as of September 30, 2018, the compliance of the information regimes will be deferred, starting from that date the obligation to inform on the terms and conditions contemplated therein.

Some other measures are applicable to listed companies or their shareholders or beneficial owners who had been convicted or sentenced in connection with money laundering and/or terrorist financing activities or appeared in the list published by the United Nation Security Council.

Credit Card Law

Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361, governs certain aspects of the business activity known as “credit card system.” Regulations impose minimum contract contents and approval thereof by the Argentine Ministry of Industry, as well as limitations on chargeable interest by users and commissions charged by the retail stores subject to the system. The Credit Card Law applies both to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop S.A.. Pursuant to Communication “A” 5477 issued by the Central Bank, interest rates charged by non-financial entities may not exceed the interest rate published by the financial system for unsecured loans to individuals, as reported monthly by the Central Bank by more than 25%.

Environmental Law

Our activities are subject to a number of national, provincial and municipal environmental provisions. Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage requires that the person or entity responsible assume the obligation to restore the subject property as provided by applicable law. The authorities must enforce the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government must establish minimum standards for environmental protection whereas Provincial and Municipal Governments must set specific standards and regulatory provisions.

On November 6, 2002, the Argentine Congress passed Law No. 25,675 to regulate the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and to fix environmental policy goals. This law establishes the activities that are subject to an environmental impact assessment and sets forth certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations triggered by any damage to the environment and provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. This Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

In addition, the CNV Rules require reporting of any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The Argentine Civil and Commercial Code introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Argentine Civil and Commercial Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment or on the collective rights to environmental safety in general. For additional information see “Item 3. Key Information—Risk Factors—Risk Relating to Our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Environmental matters

We have consistently acted responsibly regarding the environment in the management of our operating activities by preventing and minimizing the potential adverse environmental impacts of our activities. We have adopted an environmental impact policy, which is used as a reference for the realization of our investments.

We are subject to environmental legislation under a series of laws, ordinances, norms, and national, provincial and municipal regulations of Argentina. Environmental obligations vary depending on the project site, the site’s environmental conditions, current and prior uses, and the activity to be developed. Compliance with environmental laws may result in prior project delays or imposed additional requirements that may result in substantial costs, and curtail or infringe our commercial activities. Before purchasing land or carrying out an investment, we undertake or contract independent consultants to carry out an environmental assessment of the plot to identify possible environmental contingencies, as well as analyzing the possible environmental impact of the investment or the development to be carried out. Historically, our operations have not been negatively affected by the existence or potential existence of pollutants, nor by the failure to obtain environmental approvals or permits.

We intend to continue implementing plans for further improvement, following our trajectory of respect for the environment, compliance with the current regulations and optimizing the use of resources.

Operations Center in Israel

IDBD and DIC invest, either directly or through its subsidiaries, associates and joint ventures in companies that operate in various sectors of the economy in Israel. Both companies are directly affected by the political, economic, military and regulatory conditions of Israel. The main regulations applicable to IDBD’s DIC’s business are described below. For more information, see “Risk Factors–Risks related to IDBD and IDBD’s subsidiaries.”

General regulations applicable to our business in Israel

Proper Conduct of Banking Business

IDBD and DIC and certain of their affiliates are subject to supervision by the Israeli Supervisor of Banks relating to “Proper Conduct of Banking Business” which impose, among others limits on the aggregate principal amount of loans a financial institution can have outstanding to a single borrower, a group of related borrowers, and to the largest borrowers and groups of related borrowers of a banking entity (as these terms are defined in the aforesaid directives). IDBD and DIC, their controlling shareholders and their affiliates are considered a single group of borrowers for purposes of this regulation. These restrictions limit the ability of IDBD and DIC, and their affiliates to borrow from a single bank in Israel, their ability to make investments where they require bank lines of credit, to invest in companies that have loans outstanding from banks in Israel, and to make business transactions together with groups that have such credit outstanding. In the period from 2013 and until the date of publication of the report, the concentration of credit risk of IDBD and DIC, and their affiliates decreased as a result of a reduction in the amount of utilized credit for the group that includes IDBD and DIC, including as a result of a change of control that resulted in a re-characterization of the group for purposes of applicable regulation.However, in recent years, and until the publication date of the report, the scope of credit used from the banking system in Israel to the group of borrowers which includes DIC has decreased, including due to the change in its control, within the framework of the debt settlement in IDB Holdings and the sale of the Group’s holdings in Adama shares.

In December 2013, The Law to Promote Competition and Reduce Concentration, 5774- 2013, was published in the Official Gazette (hereinafter, in this section: the “Reduced Centralization Act”):

1. According to the provisions of the Reduced Centralization Act, a pyramid structure for the control of “reporting corporations” (in general, corporations whose securities were offered to and are held by the public) is restricted to 2 tiers of reporting corporations (where a first tier company may not include a reporting corporation which does not have a controlling shareholder). In accordance with transitional provisions which were determined in the Reduced Centralization Act, a third tier company or higher tier company is no longer entitled to control reporting corporations, except for corporations as stated above which are under its control as of the publication date of the Law in the Official Gazette (hererin, the “Publication Date”), regarding which it was required to discontinue control by no later an December 2017 (the “2017 Requirement”). It is noted that so long as a reporting corporation is considered a second tier company in accordance with the law, it is not entitled to control reporting corporations, and insofar as, on the publication date, it holds control of reporting corporations, it must discontinue its control of such corporations by no later than December 2019 (the “2019 Requirement”).
2. On the date of the Reduced Centralization Act’s publication in the Official Gazette, DIC was considered a third tier company, and the reporting corporations controlled by DIC were considered fourth and fifth tier companies. In May 2014, the control of IDBD changed as part of the completion of the creditors’ settlement in IDB Holding Corporation Ltd. (“IDB Holding”), and subsequently, DIC ceased being considered a third tier company, and is as of that date was considered a second tier company.

3. In August 2014, the Boards of Directors of IDBD and DIC each resolved to appoint (separate) advisory committees to evaluate various alternatives for dealing with the implications of the law, and of its fulfillment of the restrictions specified therein, with respect to the control of companies through a pyramid structure, with the intention to allow the continued control by IDBD and/or DIC of “other tier companies” (which are currently directly held by DIC) also after December 2019. It is noted that the alternatives which were evaluated by the advisory committee of DIC’s Board of Directors included, inter alia, possible structural changes to all tiers (i.e., both on the tier of IDBD, which was DIC’s controlling shareholder at the time, and on the tiers of DIC, PBC and its investee companies), including a preliminary evaluation of several alternatives with respect to the 2017 requirement.
4. Further to the above, due to the fact that some of the possible actions and/or structural changes may have included transactions in which DIC’s controlling shareholders may have had a personal interest, and in accordance with the recommendations of the advisory committee, the DIC’s Board of Directors resolved, on March 22, 2017, to authorize the audit committee to evaluate various alternatives for the DIC’s dealing with the requirements of the Reduced Centralization Act with respect to the 2017 requirement, and also in light of the 2019 requirement and possible structural changes on the first tier (i.e., IDBD and its holdings, at the time, in DIC). DIC was also informed, at that time, by IDBD that IDBD is also evaluating various alternatives for dealing with the requirements of the law with respect to the 2017 requirement, and also in consideration of the 2019 requirement, and accordingly, the Board of Directors of IDBD established an independent committee of the Board, which is comprised of outside and independent directors only (herein, the “Committee”).
5. With the consent of the DIC’s audit committee, as stated above, it held a series of discussions, in which it evaluated several alternatives for the manner by which DIC, and all tiers in the Group, will address the 2017 requirement, including an evaluation of the feasibility of alternatives to which DIC is not directly party, and an evaluation of the feasibility of other alternatives. The committee’s work was accompanied by external independent advisors, who were appointed and chosen by the committee.
6. in parallel, and further to a series of discussions which were held by the independent committee of IDBD, the aforementioned independent committee of IDBD decided that the preferred alternative, from the perspective of IDBD, in terms of IDBD’s response to the 2017 requirement, is the alternative in which IDBD sells all of its shares in DIC (as of the date of implementation of the alternative) to a special purpose entity (which will be a private company incorporated in Israel, and a “non-reporting corporation”, as this term is defined in the Securities Law, 5728-1968) wholly owned by corporations under the control of the controlling shareholder of IDB Development, Mr. Eduardo Elsztain (the “Preferred Alternative”).
7. Further to the decision of the independent committee of the Board of Directors of IDBD on this matter, on May 25, 2017, the Audit Committee and Board of Directors of IDBD, respectively, adopted the recommendations of the aforementioned committee, and its decision regarding the preferred alternative for IDBD’s dealing with the 2017 requirement.
8. In light of the decisions of the independent committee, the audit committee and the Board of Directors of IDBD, the audit committee of DIC on August 16, 2017, decided that the aforementioned alternative is preferred, from its perspective for the way in which DIC should cope with the provisions of the Reduced Centralization Act in relation to the requirement for 2017, and that it will continue evaluating, if necessary, and insofar as may be required, additional potential alternatives for DIC’s dealing with the provisions of the Reduced Centralization Act.
9. Further to the foregoing, in September 2017, following the negotiations between the committee, with the accompaniment of its independent advisors (legal and economic), and Dolphin Netherlands, as well as additional discussions between the parties, and following the receipt of the committee’s approval, IDBD and Dolphin Netherlands signed a memorandum of understanding in connection with the implementation of the transaction (herein, the “Transaction”) for the sale of all DIC shares which are held by IDBD to a private company which is incorporate, or which incorporated, in Israel, which is affiliated with Dolphin Netherlands, and controlled by DIC’s controlling shareholder, based on the principles which were determined by the committee (herein, the “Memorandum of Understanding”). In October 2017, after discussions had been held with the holders of IDBD's bonds and their representatives, and also after meetings had been held of the holders of all of the series of IDBD's bonds, and after the receipt of the Committee's approval, IDBD and Dolphin Netherlands signed on an amendment to the Memorandum of Understanding.
10. On November 22, 2017, after the legally required approvals were received, the transaction was completed. Accordingly, inter alia, all of DIC’s shares which were held by IDBD (106,780,853 shares) were transferred to Dolphin IL., a private company incorporated in Israel, and which is wholly owned by Dolphin Netherlands (herein: the “Buyer”), the Buyer issued the debenture to IDBD, and additionally, IDBD received a total of NIS 70 million from the buyer, in accordance with the determined terms of the transaction. Additionally, within the framework of the completion of the transaction, as part of the collateral which was provided by the buyer to IDB Development, in connection with the debenture, the buyer deposited 9,636,097 DIC shares with I.B.I. Trust Management, which serves as the trustee for the debenture on behalf of IDBD and the Buyer, in accordance with the debenture’s terms.
11. Beginning from the transaction closing date, DIC ceased being considered a second tier company, and is now considered a first tier company only, as defined in the Reduced Centralization Act, which led to the postponement of the application of the requirements of the Reduced Centralization Act with respect to reporting corporations which constitute other tier companies, and which under his control until December 2019.
12. DIC continues to consider various alternatives for dealing with the demand for 2019. These alternatives may include possible structural changes in some of the companies in the DIC Group, that are affected by the demand for 2019 (that is, at the level of DIC's layer or at the level of PBC or companies under its control).

13. PBC is a Second tier company and is the controlling shareholder of reporting corporations (Gav-Yam, Mehadrin and Ispro), is also evaluating the implications of the law on its aforementioned holdings, with DIC of retaining control in Gav-Yam and Mehadrin. As DIC was informed, according to the assessment of PBC, it will be able to retain control of the reporting corporations which are under its control, and therefore, the aforementioned law had no impact on its financial statements as of December 31, 2017. PBC did not create a deferred tax liability in case it is forced to realize such holdings, and according to its assessment, it will not be required to pay taxes with respect to the profits from the aforementioned realization

Regulations applicable to each of the businesses in Israel

Real Estate

In recent years, there has been continued shortage in manpower in the construction and agricultural industries which typically are labor intensive and depend on foreign workers, including in the areas of Judea and Samaria. The security situation in Israel, as well as the shutdown of Judea and Samaria during certain periods of the year, have resulted in continued shortage in the workforce, driven by lower numbers of foreign workers from Judea and Samaria. In July 2015, the Minister of Finance increased the quota of foreign work permits to approximately 20,000 through the end of 2016, as a means to achieving the goal of increasing new construction projects by 70,000 during the year and to promote new housing starts to alleviate the housing crisis. Given the shortage of skilled workers, wages increased in general and in particular those of foreign construction workers. The shortage and unavailability of a skilled workforce, increased construction costs and resulted in longer timetables for the execution of new projects.In addition, PBC is subject, similar to other companies which operate in the segment, to statutory restrictions, which regard to the planning and construction of projects out, as well as to contracts with purchasers and tenants, to planning and building laws, labor and safety standards in Israel.

PBC's engagements with tenants are subject to the provisions of the Lease and Lending Law, 5731-1971 and in rare cases, subject to the Tenant Protection Law (Consolidated Version) 5732-1972.

PBC is subject to Legislation and standardization in the field of construction, which includes, inter alia, planning and construction, rental and sale, licensing, building permits, maintaining safety at the construction site, and obtaining permits to populate. In that regard, any entity that engages in the construction and sale of housing units required to ensure that any discrepancies (as defined in the Sale Law) are rectified.

PBC is obligated to engage with contractors who operates with compliance to safety standards.

PBC is subject to all Israeli standards, which relates to the quality of work and materials.

Green Building - PBC agenda is subject to acts with adequate protection to environmental aspects.

Supermarkets

Labor Law

The retail sector activities of Shufersal are subject to labor laws including the Employment of Workers by Human Resources Subcontractors Law, 5756-1996, the Extension Order in the Matter of Contract Workers in the Cleaning Branch in the Private Sector, the Minimum Wage Law, 5747-1987 and the Increased Enforcement of Labor Laws Law, 5772-2011. As of June 30, 2018, Shufersal employed approximately 15,000 workers, majority of which are subject to minimum wage requirements. As of December 31, 2017, the majority of Shufersal’s employees, in an estimated number of 11,000 of Shufersal employees, are parties to a collective bargaining agreement. On March 29, 2018, Shufersal and its said employees' representatives signed an extension to the collective agreements until December 31, 2019. In the last 25 years, Shufersal had industrial quiet without shutdowns.

The provisions of the Minimum Wage Law (Increase of Minimum Wage - Emergency Provision), 5772 - 2015 and the amendment of the Minimum Wage Law, 5747 – 1987, resulted in an increase in the minimum wage effective from 2015 to December 31, 2017, of NIS 200 million in Shufersal’s wage expense. In that regard, in 2017 (compared with 2016) the increase was in the amount of NIS 58 million. In Shufersal’s evaluation the increase of the minimum wage in Israel, changes to labor laws in Israel and the increased possibility of organized workers may detrimentally affect the business results of Shufersal and result in higher wage expenses of Shufersal.

Retail and Production

The activities of Shufersal are also subject to consumer protection laws, including the Food Law, the Defective Products Liability Law, 5740-1980, the Consumer Protection Law, 5741-1981, and the Consumer Product and Service Price Supervision Law, 5756-1996 that allows a consumer to institute a class action suit for damages caused to consumers as a whole based on the causes of action set out in that law.The Public Health Protection (Food) Law, 5776-2015, sets forth quality standards and food safety measures and provides the relevant regulator supervisory and criminal and administrative enforcement powers. The provisions of the Food Protection Law affect production activities of Shufersal, including importation and food marketing activities. Shufersal is continuing the process of implementing procedures to comply with the provisions of the Food Protection Law that apply to its activities. Shufersal also operates pharmacies in certain of its stores, and is therefore subject to the provisions of the Pharmacists Ordinance (New Version), 5741-1981.Shufersal is involved in manufacturing activities at three owned facilities where it produces principally private-branded baked goods which are subject to compliance with applicable production and quality assurance standards. Shufersal is continuously evaluating compliance of these facilities with the provisions of the Food Protection Law and as of the date of this Annual Report, Shufersal believes its operations comply in all material respects with the applicable provisions of this law.

The retail activities of each Shufersal store requires compliance with the Business License Order (Businesses Requiring a License), 5773-2013, principally providing that they obtain a business operating license for each unit. As of the date of this Annual Report, there are two units that are subject to legal proceedings regarding business licenses that are pending against Shufersal and its directors. Shufersal’s operating units are also subject to land development approvals and licensing, substantially all of which are in compliance.On December 26, 2017, the Public Health Protection Regulations (Food) (Food Marking), 5727 - 2017 (the "Marking Regulations") were published - the Marking Regulations are intended to make information accessible to consumers regarding the nutritional value of pre-packaged food, using symbols that indicate that food contains a high amount of sodium, sugars or saturated fatty acids, to allow consumers to make informed choices about their foods, and to promote their health. The main regulations concern to manufacturers or importers of prepackaged food, which include, inter alia, provisions which are expected to affect the productive activities of Shufersal. These regulations will enter into effect on January 1, 2020. Shufersal estimates that the said regulations will not materially affect its financial results. To the best of the Shufersal's knowledge, Shufersal complies with the various legislative and regulatory requirements that apply on it.

The Food Law and the Anti Trusts Law The Antitrust Law affects the activities of Shufersal, especially with respect of the possibility of carrying out future acquisitions for which approval is required from the Antitrust Commissioner (the “Commissioner”) and the influence on the trade arrangements of Shufersal with its suppliers. The Food Law regulates Shufersal’s trade arrangements with its suppliers which are regulated in detail which are designed to promote competition in the food supply industry. As of the date of this Annual Report, Shufersal believes that growth through acquisitions of a significant entity in the retail market would be limited. Moreover, provisions of the Food Law relating to geographical competition of retailers may influence the ability of Shufersal to expand organically through opening new stores in certain areas and under certain circumstances Shufersal may be required to close active branches under certain circumstances.The Food Law includes the following three systems:

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

iv. a large supplier interfering with the price a retailer charges consumers for the products of that supplier, in the allocation of sales areas at any rate for the products of the supplier, for the acquisition of a product from the supplier in any scope from the total retail purchases of the product and of competing products, and for the purchase or sale of products which another supplier supplies to the retailer, including purchase quantities and goals, the sale area allocated to them in a store and any other commercial condition sought to be imposed;v. a large retailer and a large supplier agreeing to set the pricing of a basket of products at a price that is lower than the marginal cost of production of the related product or that would require a consumer to purchase a minimum amount of the related product to achieve the reduces price; vi. a large supplier conditioning the sale of its product to a retailer on the purchase of another product of that large supplier; and

vii. a supplier forwarding payments to the large retailer, unless by way of a price reduction of the product units.(b) Restrictions on geographical competition of retailers have adversely affected Shufersal’s expansion through organic growth and acquisitions. On September 28, 2014 Shufersal received a notification from the Antitrust Authority regarding demand areas of Shufersal’s large stores (“Notice of Demand Areas”). The stores that were the subject of the Commissioner’s request under the Law are 14 stores located in Haifa, 3 stores in Carmiel, 4 stores in Hadera, and 3 stores in Safed. As of the date of this Annual Report, Shufersal has not been required to close or dispose of any of its stores.(c) Provisions designed to increase transparency of consumer prices, inter alia, by requiring a large retailer to publish on the internet and without cost to consumers, various data on prices of consumer goods it sells in its stores to allow consumers to compare prices with those of other retailers.

(d) Provisions regarding the contemporaneous application of the Food Law and the Antitrust law - In December 2015, the Commissioner published a statement on the parallel application of the Antitrust Law and the Food Law listing cases in which only the provisions of the Food Law will apply and no additional regulation will be required under the Antitrust Law. As of the date of the notice Shufersal’s operations comply with the Food Law. Shufersal’s acquisition of Clubmarket was approved by the Commissioner in 2005, and within this framework the Commissioner imposed a number of limitations on Shufersal’s activities including: prohibiting Shufersal from pricing products that result in a loss that is not proportionate to its business activities and are aimed to affect the operations of competitors from the market; prohibiting Shufersal from entering into agreements with suppliers that impose restrictions on those suppliers from doing business with competitors of Shufersal; and prohibiting Shufersal from attempting to influence commercial conditions between its suppliers and competitors.Shufersal obtained an exemption from the Commissioner, available until October 14, 2018, regarding the operation of the Fourth Chain, which is a label company owned by a number of supermarket chains that was established to develop consumer goods. The Commissioner’s decision took into account the fact that Fourth Chain contracted with a third party that develops products for it under a private brand and the stipulated exemption exclusively permits these joint activities for the development of the private brand. Shufersal believes the Fourth Chain private label increases competition by establishing a cost-effective alternative to dominant branded consumer products.

The findings of the Commissioner in the matter of the rules of conduct among the largest store chains and the dominant suppliers in the food supply market, including under the provisions of the Food Law, and in the matter of the merger of Shufersal with Clubmarket, may have a detrimental effect on Shufersal’s business, its financial condition and operating results.

In October 2016, Shufersal received a notice from the Antitrust Authority about catchment areas of the large stores of Shufersal ("the catchment area notice"). The catchment area notice referred to 132 large stores, with calculated rate of more than 30% but less than 50%, and 38 large stores with calculated rate of over 50%. The notice was accompanied by maps of catchment areas of those stores. It is noted that after reviewing the catchment area maps that were enclosed in the catchment area notice, the stores that may be exposed to actions under the above temporary provision are as follows: 19 stores in the Haifa area and 3 stores in the Zefat area. It is noted that as of the date of this report, Shufersal had not been required, under the temporary provision, to close any of its stores. As at December 31, 2017, implementation of the Food Law did not have any material impact on the business of Shufersal.

TelecommunnicationsCommunications RegulationsCellcom’s operations are subject to general legal provisions regulating the relationships and method of contracting with its customers. These provisions include the Consumer Protection Law, 5721-1981 and regulations promulgated thereunder and other laws detailed below. A substantial part of Cellcom’s operations are subject to the Communications Law, regulations enacted by the Ministry of Communications, and the provisions of the licenses granted to Cellcom by the Minister of Communications. Cellcom’s actives which include providing cellular service, landline, international telephone services and internet access, and infrastructure services are subject to licensing.

Supervision of Rates. The Communications Regulations (Telecommunications and Broadcasts) (Payments for Interconnect), 5760 - 2000 requires cellular operators to phase in gradual reduction of communications rates (i.e. payments that will be made by an in-country operator, another cellular operator or international operator to complete one minute of call time in the network of a cellular operator or for the sending of an SMS between cellular operators). This reduction has led to a considerable reduction in Cellcom’s revenues.Moreover, in August 2013 the Communications Law was amended to authorize the Minister of Communications to set interconnection prices and regulate the use of networks owned by another operator based not only on the cost incurred to establish the network (according to the calculation method to be determined by the Minister of Communication) plus a reasonable profit, but also on one of the following: (1) flat payment for a service provided by the license holder; (2) reference to tariffs charged for a comparable service; or (3) reference to the cost of these services or with the interconnection costs charged in other countries. The Minister of Communications was also empowered to give instructions on structural separation for the providing various services, including segregating services provided by a license holder from services provided to a subscriber.

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

The cellular license can be revoked, suspended or limited in the following cases: total holdings of the founding shareholders or their successors (as defined in the license) is less than 26% of the control shares of Cellcom; total holdings of Israeli parties (as defined in the license), who are among the founding shareholders or their successors, is less than 20% of the total issued share capital and control shares of Cellcom; a majority of directors are not Israeli citizens or residents of Israel; fewer than 20% of the directors of Cellcom were appointed by Israeli parties; an act or omission of Cellcom that adversely affects or restricts competition in the cellular sector; the aggregate equity of Cellcom, together with the aggregate equity of shareholders each holding 10% or more of the share capital, is less than US$200 million.In light of the 2015 change in the control structure of IDBD, the Cellcom control structure has also changed, and requires the approval of the Ministry of Communications, including with regard to Israeli holding requirements included in the licenses of Cellcom, as Mr. Eduardo Elsztain is not a citizen of Israel. IDBD and Cellcom formally applied to the Ministry of Communications to approve these changes and amend the telecommunications licenses of Cellcom accordingly. If the request is not approved and another arrangement is not offered by the Ministry of Communications, Cellcom may face sanctions, which under the terms of its license, can include suspension or cancellation of its licenses.

According to Telecommunications Law, the Ministry of Communications may impose on telecommunication companies, including Cellcom, financial sanctions for breach of license and law. The amount of the sanction is calculated as a percentage of the revenue of the operator, and according to the degree of severity and extent of the breach, said may be significant.In July 2015, Cellcom received (through a wholly owned entity) a uniform and general license for the provision of landline telephony services (which replaced the previous license for providing this service), for the period ending April 2026. A uniform and general license was also awarded to Netvision and replaced its general license for providing internet access services, international carriers, and a network access point for the period ending February 2022. In addition, an entity, fully controlled by Cellcom received a uniform and general license which replaced the landline telephony service license, for the period ending March 2026. These licenses can be extended for an additional period of 10 years, under terms similar to the terms of extension of the general cellular license.

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

2. Further Regulation Applicable to Communications Services

In July 2014, the Ministry of Communications announced a public hearing on the coverage and quality requirements for second-generation and third generation networks. The proposed requirements are stricter than those currently existing and if adopted, could have an adverse effect on the results of Cellcom. Cellcom is unable to assess whether the proposed changes will be adopted, and what the impact of these changes will have in practice on Cellcom’s operating results.In addition, in August 2014, the Ministry of Communications announced a public hearing to consider call centers owned by communications operators. In addition, the Ministry of Communications proposed to amend the Communications Law (Telecommunications and Broadcasting), 1982, providing that a customer may claim pre-set financial compensation if the telephone call center does not reply within an average response time or if there is an overcharge error. Cellcom believes that adoption of these proposed changes could have a material adverse effect on Cellcom’s business.

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

As of December 31, 2017, Cellcom operated a small portion of Cellcom's cell sites without building permits or applicable exemptions and approximately 33% of Cellcom's cell sites without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. In 2010, the Supreme Court issued a Temporary Order at the request of the Government’s Attorney General, enjoining Cellcom, Partner, and Pelephone from proceeding with construction of these facilities on the basis of the exemption. A final determination of the regulatory authorities regarding applications for exemptions is pending as of the date of this Annual Report.In addition, Cellcom provides in-building repeaters and micro-sites (“femtocells”) for its subscribers seeking a solution to poor indoor reception. Based on an opinion Cellcom received from legal counsel, Cellcom did not request building permits for the repeaters that were installed on roof tops, which are a small fraction of all repeaters installed. It is not clear whether the installation of a different type of in-building repeaters and micro-sites requires a building permit. Some require a specific permit while others require a permit from the Ministry of Environmental Protection, depending on their radiation levels. Cellcom also builds and operates microwave facilities as part of its transmission network. The different types of microwave facilities receive permits from the Ministry of Environmental Protection regarding their radiation levels. Based on an opinion of legal counsel, Cellcom believes that building permits are not required for the installation of microwave facilities on rooftops.

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

As a result of the requirement to provide indemnification letters, Cellcom may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, which could impair the quality of Cellcom's service in the affected areas.

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

As of December 31, 2017, Cellcom were subject to five criminal and administrative legal proceedings alleging that some of its cell sites were built and have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of Cellcom cell sites operated without building permits or applicable exemptions. Although Cellcom is continually seeking to obtain building permits for these sites, Cellcom may not be able to obtain them and in several instances Cellcom may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative. In addition, Cellcom may be operating a significant number of its cell sites, in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level. In some cases Cellcom will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

In 2017 a draft regulations setting procedures for making changes in existing radio access devices including replacement thereof and for the construction of a limited number of new radio access devices exempt from building permits, but requiring certain municipal procedures, was deliberated in the Israeli Parliament's Economic Committee.

4. Services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted Cellcom a non-exclusive license for the provision of cellular services to the Israeli-populated areas in Judea and Samaria. This license is effective until 2022.

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

Capital Requirements of Insurance Companies

In April 2018, the sublaw: Supervision of Financial Services Regulations (Insurance) (Minimum Equity Required for an Insurer's License) Regulations, 5778-2018 (the "Minimum Capital Regualtions"), which nulify the Supervision of Financial Services (Insurance) (Minimum Equity Required of an Insurer), Regulations, 1998. The Minimum Capital Regualtions prescribes minimum capital different requirements for different segments in the insurance field. The capital required for Long term insurance (e.g. life insurance, long term health insurance and Liability insurance) is NIS 15 million as compared to 52 million pursuant to the previous regulations. The capital required for short term insurance (e.g. general insurance and short term health insurance) is NIS 10 million as compared to NIS 59 million pursuant to the previous regulations. The said Minimum Capital Regulations are expected to increase competition in the insurance market due to the reduction of the capital requirement for the purpose of obtaining an insurance company license. At this stage, Clal Insurance cannot expect the full implications of the regulations.

the insurance and savings segments, in recent years and in particular in 2017, there Commissioner if promoting a significant amount of regulatory reforms, mainly those aimed to reduct insurance and management fees. In particular, the Commissioner has set a special pension funds, which will be a default choice for employees unless they choose otherwise, which significantly reduce the management fees. With respect to the said fund, the Commissioner also intervenes with terms which regards to loss of work capacity, a material change in compulsory insurance tariffs and changes in the conditions and tariffs in health products. The regulatory intervention creates changes in the structure of the engagement and the interaction between institutional bodies, agents, employers and customers, in a manner that can affect the ability of an institutional body to link its revenues and expenses, impose significant operating expenses on it and harm its profitability. The implementation of some of the reforms began in 2017, and some of them will be implemented in the future and / or are in various stages of implementation or discussions. As of December 31, 2017, Clal cannot estimate the full impact of the said measures and regulations taken on the insurance and pension market in Israel. The range of the proposed changes, the intervention in tariffs and management fees, the operational load, the scope and complexity of the regulatory changes, and the adjustments required in the automation systems and work processes, affect the business model of the insurance market in Israel and its profitability, among others on the value of the business which will be sold (VNB) and the solvency ratio to comply with pursuant to the Solvency Directive.

Breakdown of an Insurer’s Capital – The Insurance Commissioner issued a circular in August 2011 (“Circular”) that provides a framework for determining the composition of an insurer’s equity, in conjunction with the adoption in Israel of the Solvency II Directive (“Directive” or “Solvency II”), as amended and updated.

· Initial (core) capital (basic tier 1), equals the components included in capital attributable to shareholders of Clal Insurance. The overall capital ratio must be at least 60% of the total equity of the insurer.· Secondary (tier 2) capital includes complex secondary capital instruments (excluding periodic accrued interest payments), subordinate secondary capital instruments (as defined by the Circular) and any other component or instrument approved by the Insurance Commissioner. A complex secondary capital instruments is one that is subordinated to any other instrument, except for initial capital, including financial instruments available to absorb losses by postponing payment of principal and interest. The first repayment date of secondary capital instruments will be after the end of the period that reflects the weighted average maturity of insurance liabilities, plus two years, or after 20 years, whichever is first, but no earlier than eight years from the date an instrument is issued. If the complex secondary capital instrument includes an incentive for early redemption, the first incentive payment date may not be earlier than five years from the date of issue of the instrument.

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

Distribution of dividends – In accordance with rules promulgated by the Insurance Commissioner, a dividend distribution may not be approved, unless, after giving pro forma effect to the proposed distribution, the insurer has a ratio of recognized equity to required equity of at least 100% pursuant to the provisions of any Solvency Directive, as confirmed in filings with the Insurance Commissioner. Prior approval of the Insurance Commissioner is not required for any distribution of dividends if the total equity of the insurance company, as defined in the Minimum Capital Regulations, after giving effect to the distribution of the proposed dividend, exceeds 115% of the required equity.

In November 2014, the Insurance Commissioner outlined solvency rules (“rules” or “regime,” as applicable) based on Solvency II, in Israel, in a letter addressed to managers of the insurance companies (“Letter”). In the Letter, the Insurance Commissioner outlined a plan to adopt the 2016 European model for calculating capital and capital requirements for the local market, effective as of the annual reports for 2016 (“First Adoption Date”). During a period to be determined by the Insurance Commissioner and as conditions require, insurance companies will also be required to comply with capital requirements under existing regulations. The Letter stated that until final adoption, insurance companies must prepare additional quantitative assessment exercises (IQIS) for the 2014-2015 period. These requirements are intended to assess the quantitative effects of adopting the model, as well as providing data for calibrating and adjusting the model. In addition, the Letter addressed an initiative to develop a framework for quarterly reporting of insurance companies’ solvency ratio. The Letter also referred to the Commissioner’s intention to publish provisions for managing capital and targets for internal capital, to address a gap survey that insurers will undertake with respect to their risk management systems, controls and corporate governance and a consultation paper to promote the process of self-assessment of risks and solvency (ORSA).In April 2015, the Insurance Commissioner published a second letter titled “Plan for the Adoption of Rules for Solvency, based on Solvency II” and provisions for the IQIS4 exercises to be undertaken regarding the 2014 historical financial statements. The letter emphasized that the exercise reflects the decision of the Insurance Commissioner to impose adjustments required for the Israeli insurance market. The Letter further stated in connection with the proposed adoption of IQIS5 that the Insurance Commissioner would continue to monitor developments in the European markets and would consider adjustments relevant for Israel.

In July 2015, the Insurance Commissioner issued a letter concerning “transitional provisions regarding the application of solvency rules, based on Solvency II” (the “Letter on Transitional Provisions”). The transitional provisions were provided by reference to certain solvency rules set forth in the European Directive relating to, inter alia, a gradual adoption of capital requirements in respect of holdings of equity shares which may a component to be included in the calculation of core capital. In addition, the letter included transitional provisions regarding submission of a plan to improve the capital ratios of insurance companies whose ratios are negatively affected following adoption of the new solvency rules beginning with the financial statements for 2018. Adoption of the solvency rules are expected to change both the recognized regulatory and required regulatory capital and according to indications existing today, is expected to result in a significant decline in the ratio between recognized capital and required capital of Clal Insurance compared to capital ratios calculated according to capital ratio requirements currently in effect, and is expected to adversely affect the ability of Clal Insurance and Clal Insurance Enterprises to distribute dividends upon such adoption. However, as a rule, the capital requirements under the solvency rule are intended to serve as a capital cushion against more serious events, with a lower loss probability than the capital requirements under current rules.In May 2015, the Board of Directors of Clal Insurance Enterprises and the Board of Directors of Clal Insurance directed its management team and the Risk Management Committee, which also functions as the Solvency Committee (“Committee”), to examine measures Clal Insurance may be able to employ to improve its capital ratio, in accordance with the new solvency rules and to recommend a course of action to the Board, including in relation to business adjustments and/or financial transactions related to Clal Insurance’s capital, its breakdown, and/or its responsibilities. The Committee and Management have begun this examination, and during the first stage, recommended that the Board issue secondary capital instruments. The Committee will continue to examine other measures in an effort to prepare the company for possible adoption of these proposed capital requirements, and related measures.Clal Insurance has calculated its capital ratio using results as of December 31, 2014 (“Calculation Date”) and based on the IQIS4 rules and has determined that it would be in compliance, as of the Calculation Date, with the proposed capital requirements, in the context of the transitional provisions, even before taking pro forma account of the positive impact on the capital ratio provided by the subsequent issuance of subordinated notes. The related calculations were submitted to the Insurance Commissioner on August 31, 2015. The Insurance Commissioner has not yet published binding provisions for adoption, and there is uncertainty regarding the details of the final provisions. Clal Insurance will continue to monitor the quantitative aspects of the proposed solvency rules towards final adoption, in an effort to anticipate requisite controls and capital requirements.On March 14, 2016, “IQIS Provisions for 2015” (“Draft”) was published in preparation for the adoption of Solvency II. Insurance companies are required to submit an additional quantitative evaluation survey on the basis of December 2015 results (“IQIS5”), by June 30, 2016. The Draft was issued by reference to the European legislation adapted for requirements of the local market and that goes beyond provisions for quantitative evaluation surveys previously issued. The main changes relate to establishing risk-free interest curves, through extrapolation to the ultimate forward rate point, the components of recognized capital, capital requirements less investments in infrastructure (capital and debt), adjusting capital requirements for management companies, and updating the formula for calculating capital requirements for risk premiums and reserves for general insurance. Clal Insurance is unable to assess the overall impact of the changes based on the provisions in the Draft to carry out a further quantitative evaluation survey, and will carry out an assessment of the current capital status, when the binding provisions will be finalized. According to the Draft, the IQIS5 calculation will be a factor in assessing preparedness of insurance companies and to the implementation and scope of the final provisions to be adopted.

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

The minimum capital required of Clal Insurance has been reduced, with approval of the Insurance Commissioner, by 35% of the original difference attributed to the managing companies and provident funds under its control. However, when calculating the amount of dividends permitted for distribution, this difference will be added at level of the capital structure. In September 2013, the Insurance Commissioner notified Clal Insurance that the deducted amount to be added back to the minimum capital required, will be after a deduction for a tax reserve accrued by Clal Insurance following the acquisition of provident fund operations. The approval of the Insurance Commissioner, as noted above, will be canceled with adoption of capital requirements under the Directive that will replace the Capital Regulations.In March 2013, Clal Insurance received a letter from the Insurance Commissioner regarding the determination of credit ratings according to an internal model used by Clal Insurance (“internal model”), to be applied as a risk rating methodology for a subject insured, according to conditions of the relevant sector. The Insurance Commissioner authorized Clal Insurance to allocate capital for adjusted loans, ranked according to its internal model and with reference to the rates specified in the Capital Regulations. If there is an external rating available, the capital allocation will be made using the lower of the available ratings. The letter also requires Clal Insurance to submit immediate and periodic reports as specified regarding these activities that make the specified transactions subject to review by the Commissioner of Insurance. As a result of its compliance with the provisions of the letter, Clal Insurance’s capital requirements were reduced by NIS 69 million, as at the end of the reporting period.Permit Issued by the Insurance Commissioner to the Former Controlling Shareholders of IDBH to Retain Control of Clal Insurance Enterprises and Consolidated Institutional EntitieOn May 8, 2014, legal counsel for the former controlling shareholders of IDBD (Ganden, Manor, and Livnat Groups) was notified by the Commissioner that in the context of arrangements among the creditors of IDBH, and given that they no longer controlled the Clal Insurance Enterprises Group, the authorization previously issued by the Insurance Commissioner for control of these entities was terminated, including, with respect to Clal Insurance, Clal Credit Insurance and Clal Pension and Provident Funds. IDBH undertook to supplement (or to cause its controlled affiliates to supplement) the required equity of the insurers in compliance with the Capital Regulations, subject to the a cap of 50% of the required capital of an insurer, and that the obligation will take effect only if the insurer’s equity is determined to be negative, and such funding amount will then be equal to the amount of negative capital, up to the 50% cap.In addition, IDBH undertook to contribute to the equity of Clal Pension and Provident Funds up to the amount prescribed by the Provident Fund Regulations, for as long as IDBH is the controlling shareholder of the institutional entities. The authorization specifies conditions and imposes restrictions on the ability of a holding entity to impose liens on the equity of IDBD’s institutional entities it holds. The former controlling shareholders were also required, as long as any liens existed on their equity interest of IDBH, to ensure that Clal Insurance Enterprises complied with applicable capital requirements, such that the equity of Clal Insurance Enterprises at no time was less than the product of the holding rate of Clal Insurance Enterprises in Clal Insurance and 140% of the required minimum equity of Clal Insurance, calculated according to the Capital Regulations on September 30, 2005 (as the holding rate was linked to the CPI of September 2005).At the end of the reporting period, the required minimum capital of Clal Insurance Enterprises was NIS 2.9 billion, greater that the amount required based on the foregoing calculation. The capital requirement is calculated on the basis of the financial statements of Clal Insurance Enterprises. Following termination of the control authorization, the former controlling shareholders have questioned whether the capital requirements applicable to Clal Insurance Enterprises thereunder continue to apply.

Clal Insurance is committed to finding a strategy to supplement its required equity in compliance with the Capital Regulations if the equity of Clal Credit Insurance becomes negative, and as long as Clal Insurance is the controlling shareholder of Clal Credit Insurance. Clal Insurance is committed to supplement the equity of Clal Pension and Provident Funds as necessary to ensure it complies with the minimum amount required by Income Tax Regulations (Rules for Approval and Management of Provident Funds), 1964 (“Income Tax Regulations”). This commitment is valid as long as Clal Insurance controls, directly or indirectly, Clal Pension and Provident Funds.In February 2012, Supervision of Financial Services Regulations (Provident Funds) (Minimum Capital Required of a Management Company of a Provident Fund or Pension Fund), 2012, was published along with Income Tax Regulations (Rules for Approval and Management of Provident Funds) (Amendment 2), 2012 (“new regulations”).

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

Anti-Money Laundering. In May 2017, the Prohibition on Money Laundering Order (Obligation to Identify, Report and Maintain Records of Insurers, Insurance Agents and Managing Companies in Order to Prevent Money Laundering and the Financing of Terrorism), 2017, was published, which came into effect in March 2018 (the “Prohibition on Money Laundering Order”). The order consolidates and combines, under a single framework regarding institutional entities. The following regulations: the Prohibition on Money Laundering Order (Obligation to Identify, Report and Maintain Records of Insurers and Insurance Agents), 2001 and The Prohibition on Money Laundering Order (Obligation to Identify, Report and Maintain Records of Provident Funds and Managing Companies of Provident Funds), 2001. The main changes in the order, relative to the current orders, include the expansion of the application of the order to a new general fund, provident fund for investment and provident fund for savings, and with respect to an annuity paying provident fund in certain cases, and regarding the reduction of the limit of accruals, deposits and withdrawals which require the performance of actions in accordance with the order. Additionally, an obligation was established to perform a “know your customer” process upon engagement in a life insurance contract or upon the opening of a provident fund.

In addition, in December 2016, the bill for amending the Prohibition on Money Laundering Law (Amendment No. 19), 5766 - 2016 (the "Amendment") was published and was yet to be approved. The Amendment includes changes which expand the list of cases included pursuant to the law, and also sets the right of the Authority for the Prohibition of Money Laundering to transfer information to the Commissioner of Insurance.

In February 2018, the Management of Money Laundering and Financing of Terror Risks in financial institutions circular was published (the "Money Laundering Risk Management Circular"), which extends and imposes additional obligations on institutional entities which are not included in the Prohibition on Money Laundering Order.

The Money Laundering Risk Management Circular.

The main purpose of the Money Laundering Risk Management's Circular is to establish directives regarding the implementation of orderly processes for the identification and assessment of the risks of money laundering and the financing of terrorism and the taking of measures for their management and amortization, including the guidelines regarding the adoption of a money laundering and terror financing risk management policy for the approval of the Board of Directors; Formulating a risk assessment document in which the money laundering and terrorist financing risks in the institutional body will be identified and evaluated; Implementation of measures to reduce the risk of money laundering and the financing of terrorism; And those responsible for fulfilling the obligations of the prohibition of money laundering and the prevention of terrorism in an institutional entity.

According to the Clal’s estimate, the Prohibition on Money Laundering Order, the Amendment and the said circular may have implications on the sale process of insurance products, both within the framework of the direct sale channels, and through agents, inter alia, in light of the requirements of the order and their impact on the sale processes, both in light of the need to implement a process of learning about the customer prior to the sale process, and in light of the interpretation which will be given for the aforementioned obligations, with respect to the insurance companies, the insurance agents and the reciprocal relationship between them.

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and associated companies

The following table includes a description of our direct subsidiaries and associated companies as of June 30, 2018:

Subsidiaries	Effective Ownership and Voting Power Percentage	Property/Activity

Agro-Uranga S.A	35.72%	Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.

Brasilagro Companhia Brasileira de Propiedades Agrícolas	43.29%(1)	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.

Agropecuaria Santa Cruz S.A. (formerly known as Doneldon S.A.)	100%
Agropecuaria Santa Cruz S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Futuros y Opciones.Com S.A.	50.10%
A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, crops brokerage services and cattle operations.

Amauta Agro S.A.	50.48%(2)
Amauta Agro S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

FyO Acopio S.A. (formerly known as Granos Olavarria S.A.	59.63%(2)	FyO Acopio S.A. is principally engaged to the warehousing of cereals and brokering of grains.

Helmir S.A.	100%
Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima	63.74%(1)(3)	It is a leading Argentine company devoted to the development and management of real estate.

Sociedad Anónima Carnes Pampeanas S.A.	100%(3)	Sociedad Anónima Carnes Pampeanas, a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

(1) Excludes effect of treasury stock.
(2) Includes Futuros y Opciones.Com S.A.’s interest.
(3) Includes Helmir’s interest.

D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Agricultural Properties

As of June 30, 2018, we owned, together with our subsidiaries, 23 farmlands, which have a total surface area of 612,230 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

Owned Farmlands as of June 30,2018
	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net Book Value (Ps. Millions) (1)

1	El Recreo	Catamarca	Argentina	12,395	May 95	Natural woodlands	1.3
2	Los Pozos	Salta	Argentina	239,639	May ’95	Cattle/ Agriculture/ Natural woodlands	244.4
3	San Nicolás/Las Playas (2)	Santa Fe/Córdoba	Argentina	2,965	May ‘97	Agriculture/ Dairy	17.6
4	La Gramilla/ Santa Bárbara	San Luis	Argentina	7,072	Nov ‘97	Agriculture Under irrigation	186.7
5	La Suiza	Chaco	Argentina	26,380	Jun ‘98	Agriculture/ Cattle	71.7
6	El Tigre	La Pampa	Argentina	8,360	Apr ‘03	Agriculture/ Dairy	34.2
7	San Pedro	Entre Rios	Argentina	6,022	Sep ‘05	Agriculture	134.5
8	8 De Julio/ Estancia Carmen	Santa Cruz	Argentina	100,911	May ‘07/ Sep ‘08	Sheep	12.0
9	Administración Cactus	San Luis	Argentina	171	Dec ‘97	Natural woodlands	0.4
10	Las Vertientes	Cordoba	Argentina	4	-	Silo	0.4
11/12/13	Las Londras/San Rafael/ La Primavera	Santa Cruz	Bolivia	9,875	Nov-08/Jan-11	Agriculture	715.5
14	Marangatú/Udra (3)	Mariscal Estigarribia	Paraguay	59,490	Feb-09	Agriculture /Natural Woodlands	1.224.0
15	Finca Mendoza	Mendoza	Argentina	270(4)	Mar ‘11	Natural woodlands	0.0
16	Establecimiento Mendoza	Mendoza	Argentina	9	Nov’03	Natural woodlands	4.9
17/23	Brasilagro(3)		Brazil	138,667		Agriculture/ Forestry/Cattle	2,759.0
Subtotal				612,230			5,406.6

(1) Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2) Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.
(3) See the section “Overview of Brasilagro’s Properties”.
(4) Corresponds to our 40% ownership of Establecimiento Mendoza.

Overview of Brasilagro’s Properties

As of June 30, 2018, we owned, together with our subsidiaries, 8 farmlands, which have a total surface area of 198,157 hectares, acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total Area		Net Book Value
Properties	Place	(ha)	Use	(Ps. Millions)
Jatobá Farmland	Jaborandi/BA	30,981	Agriculture	419
Alto Taquari Farmland	Alto Taquari/MT	5,394	Agriculture	264
Araucária Farmland	Mineiros/GO	5,534	Agriculture	317
Chaparral Farmland	Correntina/BA	37,182	Agriculture	603
Nova Buriti Farmland	Januária/MG	24,211	Forestry	170
Preferência Farmland	Barreiras/BA	17,799	Cattle	204
São José Farmland	Maranhão/MA	17,566	Agriculture	782
Moroti Farmland	Boqueron Paraguai	59,490	Agriculture	1,224
Total Brazil		198,490		3,983

In the ordinary course of business, the leases property or spaces for administrative or commercial use both in Argentina and Israel under operating lease arrangements. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments.

Overview of UrbanProperties andIinvestment business

In the ordinary course of business, the leases property or spaces for administrative or commercial use both in Argentina and Israel under operating lease arrangements. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments.

The following table sets forth certain information about our properties for the Operation Center in Argentina as of June 30, 2018:

Property (6)	Date of Acquisition	Leasable/ Sale m2 (1)	Location	Net Book Value Ps.(2)	Use	Occupancy rate (7)
Edificio República	Apr-08	19,885	City of Buenos Aires	2,672	Office Rental	95%
Bankboston Tower	Aug-07	14,873	City of Buenos Aires	2,008	Office Rental	100%
Bouchard 551	mar-07	0	City of Buenos Aires	97	Office Rental	-
Intercontinental Plaza	nov-97	2,976	City of Buenos Aires	141	Office Rental	100%
Bouchard 710	jun-05	15,014	City of Buenos Aires	1,882	Office Rental	100%
Dot Building	nov-06	11,242	City of Buenos Aires	1,304	Office Rental	100%
Santa María del Plata	oct-97	116,100	City of Buenos Aires	485	Other Rentals	91%
ALG Arena (3)				153	Other Rentals
Predio San Martín (ex Nobleza Picardo)	may-11	109,610	Province of Buenos Aires, Argentina	1,406	Other Rentals	94%
PH Office Park (under construction) (3				1,583	Other Rentals
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires	2,026	Mainly Rental offices and properties under development	N/A
Abasto(3)	nov-99	36,795	City of Buenos Aires, Argentina	7,125	Shopping Mall	96.8%
Alto Palermo(3)	Dec-97	18,945	City of Buenos Aires, Argentina	7,356	Shopping Mall	99.3%
Alto Avellaneda(3)	dic-97	36,063	Province of Buenos Aires, Argentina	4,579	Shopping Mall	99.3%
Alcorta Shopping(3)	jun-97	15,613	City of Buenos Aires, Argentina	3,541	Shopping Mall	98.1%
Patio Bullrich(3)	oct-98	11,760	City of Buenos Aires, Argentina	1,891	Shopping Mall	97.6%
Alto Noa(3)	nov-95	19,059	City of Salta, Argentina	1,084	Shopping Mall	97.2%
Buenos Aires Design(3)	Dec-97	13,967	City of Buenos Aires, Argentina	11	Shopping Mall	97.2%
Mendoza Plaza(3)	dic-94	42,867	Mendoza, Argentina	1,770	Shopping Mall	97.1%
Alto Rosario (3)	Dec-04	31,807	Santa Fe, Argentina	3,378	Shopping Mall	99.6%
Córdoba Shopping –Villa Cabrera(3)(11)	dic-06	15,445	City of Córdoba, Argentina	1,112	Shopping Mall	98.1%
Dot Baires Shopping(3)	may-09	49,499	City of Buenos Aires, Argentina	4,615	Shopping Mall	99.9%
Soleil Premium Outlet(3)	jul-10	15,227	Province of Buenos Aires, Argentina	1,477	Shopping Mall	100,00%
La Ribera Shopping(3)	Aug-11	10,054	Santa Fe, Argentina	218	Shopping Mall	97.6%
Distrito Arcos (3)	dic-14	14,692	City of Buenos Aires, Argentina	1,060	Shopping Mall	100,00%
Alto Comahue(3)	mar-15	9,766	Neuquén, Argentina	992	Shopping Mall	96.4%
Patio Olmos(3)	sep-97	-	City of Córdoba, Argentina	259	Shopping Mall	N/A
Caballito Plot of Land	nov-97	5,000	City of Buenos Aires	376	Land Reserve	N/A
Santa María del Plata	oct-97	116,100	City of Buenos Aires	6,013	Other Rentals	91%
Anexo Dot (3				1,098	Land Reserve
Catalinas Norte				1,491	Land Reserve
Luján plot of land(3)	may-08	1,160,000	Province of Buenos Aires, Argentina	306	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	791	Land Reserve	N/A
Intercontinental(7)	nov-97	24,000	City of Buenos Aires	62	Hotel	74%
Sheraton Libertador(8)	mar-98	37,600	City of Buenos Aires	29	Hotel	73%
Llao Llao(9)(10)	jun-97	17,463	City of Bariloche	78	Hotel	52%

(1) Total leasable area for each property. Excludes common areas and parking spaces.
(2) Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3) Through IRSA CP.
(4) Includes the following land reserves: Pontevedra Plot; Mariano Acosta, San Luis Plot, Puerto Retiro Pilar plot and Merlo plot (through IRSA) and Intercontinental Plot, Dot Adjoining Plot, Mendoza Plot, Mendoza 2.992 East Av. Plot and La Plata plot (through IRSA CP).
(5) Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102, 3103 y 3105, Madero 1020, La Adela, Paseo del Sol, Edificio Phillips, EH UTTE, Libertador 498 and Suipacha 652.
(6) Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.
(7) Through Nuevas Fronteras S.A.
(8) Through Hoteles Argentinos S.A.
(9) Through Llao Llao Resorts S.A.
(10) Includes Ps.21,900,000 of book value that corresponds to “Terreno Bariloche.”
Included in Investment Properties is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. The total amount of the loan outstanding was Ps.9.6 million as of June 30, 2018.

The following table sets forth certain information about our properties for the Operations Center in Israel as of June 30, 2018:

Property	Date of acquisition	Location	Net Book Value in million of Ps.	Use

Tivoli	oct-15	United States	5,815	Rental properties
Kiryat Ono Mall	oct-15	Israel	3,914	Rental properties
Shopping Center Modi’in A	oct-15	Israel	1,767	Rental properties
HSBC	oct-15	United States	25,194	Rental properties
Matam park - Haifa	oct-15	Israel	12,822	Rental properties
Holon	oct-15	Israel	1,925	Rental properties
Herzeliya North	oct-15	Israel	9,003	Rental properties
Gav-Yam Center - Herzeliya	oct-15	Israel	5,176	Rental properties
Neyar Hadera Modi’in	oct-15	Israel	1,665	Rental properties
Gav yam park - Beer Sheva	oct-15	Israel	2,407	Rental properties
Haifa	oct-15	Israel	-	Rental properties
Ispro planet -BeerSheva -Phase1	oct-15	Israel	2,091	Rental properties
Others	oct-15	Israel	18,862	Rental properties
Tivoli	oct-15	United States	371	Undeveloped parcels of land
Others	oct-15	Israel	3,673	Undeveloped parcels of land
Tivoli	oct-15	United States	552	Properties under development
Ispro Planet – Beer Sheva – Phase 1	oct-15	Israel	252	Properties under development
Amot tozeret H'aaretz	oct-15	Israel	2,777	Properties under development
Others	oct-15	Israel	1,806	Properties under development
Total			100,072

 Insurance

Agricultural Business

We carry insurance policies with insurance companies that we consider financially sound. We employ multi-risk insurance for our farming facilities and industrial properties, which covers property damage, negligence liability, fire, falls, collapse, lightning and gas explosion, electrical and water damages, theft, and business interruption. Such insurance policies have specifications, limits and deductibles, which we believe, are customary. Nevertheless, they do not cover damages to our crops. We carry directors and officer’s insurance covering management’s civil liability, as well as legally mandated insurance, including employee personal injury. We also provide life or disability insurance for our employees as benefits.

We believe our insurance policies are adequate to protect us against the risks for which we are covered. Nevertheless, some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured	Book Value
		(in millions of Ps.)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	1,269	770
Vehicles	Theft, fire and civil and third parties liability	38	19

Urban Properties and Investment Business

IRSA carries all-risk insurance for the shopping malls and other buildings covering property damage caused by fire, terrorist acts, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, IRSA carries liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. IRSA is in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. IRSA´s history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, which loss was substantiaxlly recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. IRSA also maintains liability insurance covering the liability of our directors and corporate officers.

Control Systems

IRCP has computer systems equipped to monitor tenants’ sales (except stands) in all of its shopping malls. IRCP also conduct regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in its shopping malls has a point of sale that is linked to our main server. IRCP uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

Item 4A. Unresolved Staff Comments

On May 14, 2018 and July 23, 2018, we received a comment letter from the staff of the SEC’s Division of Corporation Finance with respect to our Annual Report filed on October 31, 2017, requesting us to provide certain clarifications related to our calculations of the fair market value of our shopping malls and offices properties, among others. We filed responses on June 11, 2018 and August 15, 2018 and, on September 21, 2018, we received a subsequent letter from the staff requesting us to clarify certain responses from our letter filed on August 15, 2018. We submitted our response on October 19, 2018 and we are awaiting the SEC’s response. As of the date of the this Annual Report, we have not received confirmation from the staff of the Division of Corporation Finance of the SEC that its review process relating to our Annual Report filed on October 31, 2017 has been completed. If we receive additional comments from the staff, we intend to resolve such additional comments promptly.

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

General

We prepare our Audited Financial Statements in Pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

Our Audited Consolidated Financial statements and the financial information included elsewhere in this annual report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our audited consolidated financial statements included in this annual report will be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the most recent reporting period. We have not estimated yet the impact of the application of IAS 29 provisions in our audited consolidated financial statements.

Our Audited Consolidated Financial Statements included in this annual report were not restated into constant currency. For more information, see “Financial Information—Inflation.”

Revenue Recognition

Our revenue is measured at the fair value of the consideration received or receivable.

Revenue from the sale of property is recognized when: (a) material risks and benefits derived from title to property have been transferred; (b) the company does not retain any management function on the assets sold nor does it have any control whatsoever on such assets; (c) the amount of revenues and costs associated to the transaction may be measured on a reliable basis; and (d) the company is expected to accrue the economic benefits associated to the transaction.

Revenue derived from the provision of services is recognized when (a) the amount of revenue and costs associated to services may be measured on a reliable basis; (b) the company is expected to accrue the economic benefits associated to the transaction, and (c) the level of completion of services may be measured on a reliable basis.

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

Investment property activities:

Rental and services - Shopping malls portfolio

Revenues derived from business activities developed in our shopping malls mainly include rental income under operating leases, admission rights, commissions and revenue from several complementary services provided to our lessees.

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

Lease contracts also provide that common area maintenance charges and collective promotion funds of our shopping malls are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the Shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. We make the original payment for such expenses, which are then reimbursed by the lessees. We consider that it acts as a principal in these cases Service charge income is presented, separately from property operating expenses. Property operating expenses are expensed as incurred.

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

A substantial portion of the Company’s leases require the tenant to reimburse the Company for a substantial portion of operating expenses, usually a proportionate share of the allocable operating expenses. Such property operating expenses include necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. We manage its own rental properties. We make the original payment for these expenses, which are then reimbursed by the lessees. We consider that it acts as a principal in these cases. The accrues reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

·Revenues from supermarkets

Revenue from the sale of goods in the ordinary course of business is recognized at the fair value of the consideration collected or receivable, net of returns and discounts. When the credit term is short and financing is that typical in the industry, consideration is not discounted. When the credit term is longer than the industry’s average, in accounting for the consideration, the Company discounts it to its net present value by using the client’s risk premium or the market rate. The difference between the fair value and the nominal amount is accounted for under financial income. If discounts are granted and their amount can be measured reliably, the discount is recognized as a reduction of revenue.

Revenues from supermarket have been recognized in discontinued operations.

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

Revenue from the sale of mobile phone cards is initially recognized as deferred revenue and then recognized as revenue as they are used or upon expiration, whichever takes place earlier.

A transaction involving the sale of equipment to a final user normally also involves a service sale transaction. In general, this type of sale is performed without a contractual obligation by the client to consume telephone services for a minimum amount over a predetermined period. As a result, the Company records the sale of equipment separately and recognizes revenue pursuant to the transaction value upon delivery of the equipment to the client. Revenue from telephone services is recognized and accounted for as they are provided. When the client is bound to make a minimum consumption of services during a predefined period, the contract formalizes a transaction of several elements and, therefore, revenue from the sale of equipment is recorded at an amount that should not exceed its fair value, and is recognized upon delivery of the equipment to the client and provided the criteria for recognition are met. The Company ascertains the fair value of individual elements, based on the price at which it is normally sold, after taking into account the relevant discounts.

Revenue derived from long-term contracts is recognized at the present value of future cash flows, discounted at market rates prevailing on the transaction date. Any difference between the original credit and its net present value is accounted for as interest income over the credit term.

General

We prepare our Audited Financial Statements in Pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

Historically, we measured the value of our portfolio of investment properties at cost. Our Board of Directors resolved to change our accounting policy for measuring the value of our investment property from the cost model to the fair value model, as permitted under IAS 40. Accordingly, we retroactively recast our previously issued consolidated financial statements as of June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 as required by IAS 40 and IAS 8.

Our Audited Consolidated Financial statements and the financial information included elsewhere in this annual report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our audited consolidated financial statements included in this annual report will be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the most recent reporting period. See “Risk Factors—Risks Relating to Argentina—The peso qualifies as a currency of a hyperinflationary economy under IAS 29. Accordingly, we will apply IAS 29 for periods ending after July 1, 2018 and our historical audited consolidated financial statements and other financial information will need to be restated.” We have not estimated yet the impact of the application of IAS 29 provisions in our audited consolidated financial statements.

Our Audited Consolidated Financial Statements included in this annual report were not restated into constant currency. For more information, see “Financial Information—Inflation.”

Effects of the global macroeconomic factors

Most of our assets are located in Argentina, where we conduct our operations, and in Israel and Brazil. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in both countries.

The table below shows Argentina’s GDP growth, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar, and the appreciation (depreciation) of the NIS against the U.S. dollar for the indicated periods (inter-annual information—which is the 12 month period preceding the dates presented—is presented to conform to our fiscal year periods).

	Fiscal year ended June 30,
	2018	2017	2016
	(inter-annual data)
GDP growth(4)	(4.2)%	2.7%	(3.4)%
Inflation (IPIM)(1)	44.1%	14.2%	26.7%
Inflation (CPI)	29.5%	21.9%	37.6%
Depreciation of the Peso against the U.S. dollar(2)	(73.7)%	(10.6)%	(65.9)%
Average exchange rate per US$1.00(3)	Ps.28.8000	Ps.16.5800	Ps.14.9900
Appreciation/ (depreciation) of the NIS against the U.S. Dollar	(4.8)%	9.6%	(2.3)%

(1) IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(2) Depreciation during fiscal year 2016 was mostly due to the depreciation of the Peso that took place on December 17, 2015.
(3) Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30, 2018. As of October 25, 2018, the exchange rate was 36.7900 per U.S. Dollar.
(4) Represents GDP variation as of June 30, 2016.

Sources: INDEC, Argentine Ministry of Treasury, Ministry of Treasury of the City of Buenos Aires, Banco de la Nación Argentina and Central Bank.

Argentine GDP decreased 4,2% during our 2018 fiscal year, compared to an incrase of 2.7% in our fiscal 2017. Shopping mall sales grew 31.2% in the fiscal year 2018 compared to fiscal 2017. As of June 30, 2018, the unemployment rate was at 9,6% of the country’s economically active population compared to 8.7% as of June 30, 2017.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth, may reduce general consumption rates at our shopping malls. Since most of the lease agreements in our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenues from services rendered.

Regarding the macroeconomic environment of Brazil, growth is projected to recover gradually and remain moderate. According to information published by IMF, growth forecast is expected at 1.4 percent in 2018 and 2.4 percent in 2019. Inflation has continued on the downside, allowing for prospects of faster monetary easing. According to the OECD, investment has supported the recovery, helped by lower interest rates and reforms that improved confidence.

Regarding Israel’s economy, and based on information published by OECD, despite a decline in residential investment, activity remained solid at the beginning of 2018, with strong public consumption and good export performance, particularly of services. After picking up to 3.3% in 2017, growth is projected to be around 3.7% in 2018 and 3.6% in 2019. Rising wage pressures are projected to lead to a steady increase in inflation.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumerprice index	Wholesaleprice index
	(inter-annual data)
Fiscal Year ended June 30,
2013	10.5%	13.5%
2014	15.0%	27.7%
2015	14.0%	13.6%
2016	37.6%(1)	26.7%
2017	21.9%	14.2%
2018	29.5%	44.1%

(1) Given the modifications to the system that INDEC uses to measure CPI, there is no data for any price variations from July 1, 2015 to June 30, 2016. For that reason, we present aggregate prices from January 1, 2016 to June 30, 2016, published by INDEC.

The curent structure of Company’s lease contracts for shopping malls generally includes provisions that provide for payment of variable rent based on sales of the Company’s shopping mall tenants. Therefore, the projected cash flows for these properties generally are highly correlated with GDP growth and inflation rates.

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

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 10% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally between increases 10% on a semiannually and cumulative basis from the seventh (7th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Item 4. Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

An increase in our operating costs caused by higher inflation could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping mall business is affected by consumer spending and by prevailing economic conditions that affect potential customers

In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e is a percentage of the sales of our tenants). Therefore, macreconomic conditions in Argentina, such as inflation, have an impact in the fair market value of our shopping malls as measured in Argentine pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Argentine peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in pesos.

As reflected in the chart below, the nominal fair market value of the Company’s shopping mall properties as calculated in pesos has increased significantly mainly due to the increasing inflation in Argentina and the depreciation of the peso but, consequently, the value of such properties, as measured in U.S. dollars, have reflected lower increases or decreases in previous fiscal years.

(*) Offer exchange rate at the end of the period (Banco de la Nación Argentina).

Seasonality

IRSA’s shopping malls business is directly affected by seasonality, influencing the level of IRSA’s tenants’ sales. During Argentine summer holidays (January and February) IRSA’s tenants’ sales typically reach are generally at their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting IRSA’s shopping mall´s sales. Sales Discount sales at the end of each season are also one of the main seasonal factors affecting IRSA’s business.

In Israel, the retail segment business´s results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Passover holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers. Revenues from cellular services are usually affected by seasonality, with the third calendar quarter of the each year characterized by higher roaming revenues due to increased incoming and outgoing tourism.

In 2018, the Passover holiday fell at the beggining of April, compared to 2017 when it was at the middle of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2018, compared to last year. The Passover holiday in the second quarter of 2018 had a smaller effect on Shufersal’s results than in the corresponding quarter in 2017, therefore analysis of the results for the first half of the year compared to the corresponding period in 2017 better represents the changes between the periods.

Effects of interest rate fluctuations

Most of our U.S. dollar denominated debt accrues interest at a fixed rate. An increase in interest rates will not necessary result in a significant increase in our financing costs and may not materially affect our financial condition or our results of operations.

In addition, a significant increase of interest rates could deteriorate the terms and conditions in which our tenants obtain financing from banks and financial institutions in the market. As a consequence of that, if they suffer liquidity problems the collection of our lease contracts could be affected by an increase in the level of delinquency

Effects of foreign currency fluctuations

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

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically real estate transactions in Argentina are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the Peso against the U.S. dollar would increase the value of our real estate properties measured in Pesos and an appreciation of the Peso would have the opposite effect.

(*) Bid exchange rate at end of period (Banco de la Nación Argentina).

(**) FY 2015: Exchange Rate: Contado con Liquidacion –implicit exchange rate given by the price is Pesos of a stock listed in Buenos Aires and ADRs traded in New York. Sales offices: 95,005 GLA (fy15) vs 79,048 GLA (fy16).

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative GDP growth, high rates of inflation and currency depreciation. Historically, the public in Argentina has resorted to investing in real estate assets to protect against currency depreciation and/or to protect savings. Real estate transactions in Argentina, and in particular, those involving office buildings and undeveloped land, have historically been priced in U.S. dollars and transacted in U.S. dollars or its peso equivalent at the exchange rate on the closing date of the transaction. Even in the inflationary context, prices in U.S. dollars for these real estate assets have generally remained stable and even appreciated at rates that have outpaced inflation. A significant depreciation or devaluation of the peso against the U.S. dollar would increase the value of the Company`s portfolio as measured in pesos. An appreciation of the peso against the U.S. dollar would have the opposite effect.

After several years of moderate inflation and variations in the nominal exchange rate, in fiscal year 2013 the peso depreciated approximately 32.5% against the U.S. dollar and 30.3% in fiscal year 2014, including depreciation of approximately 21.6% in the month of January 2014 alone. In fiscal year 2015, the peso depreciated 52.7% against the dollar with a 33% depreciation in the last weeks of December 2015 alone. During fiscal 2016, 2017 and fiscal 2018, the Peso depreciated against the U.S. dollar by approximately 65.9%, 10.6% and 73.3%, respectively, which caused an impact on the comparability of our results of operations for the year ended June 30, 2018 to our results of operations for the year ended June 30, 2017 and for the year ended June 30, 2017 to our results of operations for the year ended June 30, 2016, primarily in our revenues from office rentals, the changes in fair value of investment property and our net assets and liabilities denominated in foreign currency. Likewise, during the third quarter of 2018 the U.S. dollar to peso exchange rate increased approximately 27.7%, from Ps.28.85 at the end of the second quarter of 2018 to Ps.36.85 as of August 30, 2018, and an increase of 27.5% as of the date of this Annual Report, reaching Ps.36.79 as of October 25, 2018. The accumulated depreciation of the Peso since the beginning of the year 2018 and as of the date of this annual report reached 99.8%. The depreciation of the Peso affected our assets and liabilities denominated in foreign currency, as reflected in “financial results, net” in our consolidated statement of comprehensive income.

During fiscal year 2018, Israeli New Shekel depreciated against the U.S. dollar by approximately (4.8)%, while during fiscal year 2017 that currency appreciated by 9.6%, which caused an impact on the comparability of our results of IDBD´s operations for the year ended June 30, 2018 to IDBD´s results of operations for the year ended June 30, 2017. As of June 30, 2018, the offer exchange rate was NIS 3.6594 per US$1.00, and NIS 3.6994 per US$1.00 on October 25, 2018. For more information about the exchange rates, see “Local Exchange Market and Exchange Rates.”

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports commissioned from independent appraisers, is recorded in our consolidated statement of comprehensive income for the period during which revaluation occurs as a net increase or decrease in the fair value of the properties. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, supply and demand of comparable properties, the rate of economic or GDP growth in Argentina and in particular in the provinces or regions in which our properties are located, any asset enhancement initiatives or improvements undertaken, prevailing interest rates, foreign exchange rates and rates of inflation at the time of the appraisal, and political and economic developments. For example, during the 2016 fiscal year, there was a 65.5% depreciation of the Peso from Ps.9.088 to US$1.00 as of June 30, 2015 to Ps.15.04 to US$1.00 as of June 30, 2016, during the 2017 fiscal year, there was a 10.6% depreciation of the Peso from Ps.15.04 to US$1.00 as of June 30, 2016 to Ps.16.63 to US$1.00 as of June 30, 2017, and during the 2018 fiscal year, there was a 74% depreciation of the Peso from Ps.16.63 yo US$1.00 as of June 30, 2017 to Ps.28.85 to US$1.00 as of June 30, 2018, which had a significant impact on the revaluation of investment properties for fiscal years 2016 and 2018. The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in pesos (the Company functional and presentation currency). Retail property markets have historically been cyclical and future cyclical changes may result in fluctuations in the fair value of our properties and adversely affect our financial condition and results of operations.

Our results of operations may be affected by foreign currency fluctuations and the inflation in Argentina. For more information see “—Effects of inflation” and “—Effects of foreign currency fluctuations.”

Factors Affecting Comparability of our Results

Comparability of information

Acquisition of IDBD

As required by IFRS 3, the information of IDBD is included in our consolidated financial statements of the Company as of October 11, 2015, and the prior periods are not modified by such acquisitionsituation. Therefore, the consolidated financial information for periods after the acquisition is not comparative with prior periods. Additionally, results for the fiscal year ended June 30, 2018 and 2017 includes financial information of IDBD for the twelve full months of results ended March 31 of those years, while results for the fiscal year ended June 30, 2016 includes the results from IDBD for the period beginning October 11, 2015 through March 31, 2016; adjusted for significant transactions that took place between April 1 and June 30. Hence, the result for suchreported periods are not comparable.

The balances as of June 30, 2017 and 2016, which are disclosed for comparative porpoises arise from the Consolidated Financial Statements as of June 30, 2017. Certain items from prior fiscal years have been reclassified for consistency purposes, mainly due to the loss of control of Shufersal which now is presented as a discontinued operation.

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

Estimation	Main assumptions	Potential implications
Business combination - Allocation of acquisition prices	Assumptions regarding timing, amount of future revenues and expenses, revenue growth, expected rate of return, economic conditions, discount rate, among other.	Should the assumptions made be inaccurate, the recognized combination may not be correct.
Recoverable amounts of cash-generating units (even those including goodwill), associates and assets.
The discount rate and the expected growth rate before taxes in connection with cash-generating units.
The discount rate and the expected growth rate after taxes in connection with associates.
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
Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 10.	Incorrect valuation of investment property values
Income tax expenses
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
Level 2 and 3 financial instruments
Main assumptions used by the Group are:
● Discounted projected income by interest rate
● Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.
● Comparable market multiple (EV/GMV ratio).
● Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).
Incorrect recognition of a charge to income / (loss).
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group; such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.
Qualitative considerations for determining whether or not the replacement of the debt instrument involves significantly different terms
The entire set of characteristics of the exchanged debt instruments, and the economic parameters represented therein:
Average lifetime of the exchanged liabilities; Extent of effects of the debt terms (linkage to index; foreign currency; variable interest) on the cash flows from the instruments.
Classification of a debt instrument in a manner whereby it will not reflect the change in the debt terms, which will affect the method of accounting recording.
Biological assets	Main assumptions used in valuation are: yields, operating costs, selling expenses, future of sales prices, discount rate.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 13.

Business Segment Information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Group, Mr. Eduardo S. Elsztain. In addition, two responsibility levels have been established for resource allocation and assessment of results of the two operations centers, through executive committees in Argentina and Israel.

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

As from fiscal year 2018 the CODM reviews the operating income/loss of each business excluding the amounts related to management fees, being such amount reviewed at an aggregate level outside each business. Additionally, the CODM reviews certain corporate expenses associated with each business in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the "Corporate" segment of each operation center. Segment information for the years 2017 and 2016 has been recast for the purposes of comparability with the present year.

Agricultural business:

In the third quarter of the fiscal year 2018, we have changed the presentation of the agricultural business segments which are reviewed by the CODM for a better alignment with the current business vision and the metrics used to such end. Four operating segments (crops, cattle, dairy and sugarcane) have been aggregated into a single operating segment named “Agricultural production”. Management consider for the aggregation the nature of the production processes (growing of biological assets), the methods used to distribute their products and the nature of the regulatory environment (agricultural business). Therefore this quarter three segments are considered:

The "Agricultural production" segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets.; agricultural services; leasing of the Group's farms to third parties; and planting, harvesting and sale of sugarcane.

The “Land transformation and sales” segment comprises gains from the disposal and development of farmlands activities

The "Other” segment includes, principally, slaughtering and processing in the meat refrigeration plant; and brokerage activities, among others.

The “Corporate” segment includes corporate expenses related to agricultural business.

The amounts corresponding to the fiscal year ended June 30, 2017 and 2016, have been retroactively adjusted to reflect changes in segment information.

Urban properties and investments business:

Operations Center in Argentina

Within this center, IRSA operates in the following segments:

The “Shopping Malls” segment includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Company.

The “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.

The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.

The “Hotels” segment includes the operating results mainly comprised of room, catering and restaurant revenues.

The “International” segment assets and operating profit or loss from business related to associates Condor (hotels) and Lipstick (offices).

The “Others” segment primarily includes the entertainment activities through La Arena S.A. and La Rural S.A. and the financial activities carried out by BHSA and Tarshop.

The “Corporate” segment primarily includes the expenses related to the corporate activities of the Operations Center in Argentina.

As of fiscal year 2018, the CODM also reviews the office business as a single segment and the entertainment business in an aggregate and separate manner from offices, including that concept in the "Others" segment. Segment information for years 2017 and 2016 has been recast for the purposes of comparability with the present year.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements, except for the following:

●  Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

●  Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Operations Center in Israel

Within this center, IRSA operates in the following segments:

The “Real Estate” segment through PBC, the Company operates rental properties and residential properties in Israel, USA and other parts of the world and carries out commercial projects in Las Vegas, USA.

The “Supermarkets” segment includes assets and operating income derived from the business related to the subsidiary Shufersal. Through Shufersal, the Group mainly operates a supermarket chain in Israel.

The “Telecommunications” segment includes Cellcom whose main activities include the provision of mobile phone services, fixed line phone services, data and Internet, among others.

The "Insurance" segment includes the investment in Clal, insurance company which main activities includes pension and social security insurance, among others. As stated in Note 18, the Group does not have control over Clal; therefore, the business is reported in a single line as a financial asset held for sale and valued at fair value.

The "Others" segment includes other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, and others.

The "Corporate" segment includes the expenses related with the activities of the holding companies.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of associates and joint ventures. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements.

As indicated under Note 2 of Consolidated Financial Statements, the Company consolidates results derived from its operations center in Israel with a three-month lag, adjusted for the effects of significant transactions. Hence, IDBD’s results for the period extending from October 11, 2015 (acquisition date) through March 31, 2016 are included under comprehensive income of the Group for the fiscal year ended June 30, 2016. For the fiscal years ended June 30, 2018 and 2017, a full twelve-month period is consolidated, also with a three-month lag and adjusted for the effects of significant transactions.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated.

Within the agricultural business, most revenue from its operating segments are generated from, and their assets are located in Argentina and Brazil, mainly

Within the Operations Center in Argentina, most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for the share of profit / (loss) of associates included in the “International” segment located in USA.

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

Below is a summarized analysis of the lines of business of the Company for the year ended June 30, 2018:

	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
			(in million of Ps.)
Revenues	6,081	5,308	86,580	91,888	97,969
Costs	(5,210)	(1,067)	(61,395)	(62,462)	(67,672)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	926	-	-	-	926
Changes in the net realizable value of agricultural produce after harvest	303	-	-	-	303
Gross profit	2,100	4,241	25,185	29,426	31,526
Gain from disposal of farmlands	906	-	-	-	906
Net gain from fair value of investment properties	96	21,275	2,160	23,435	23,531
General and administrative expenses	(546)	(903)	(3,870)	(4,773)	(5,319)
Selling expenses	(649)	(432)	(16,986)	(17,418)	(18,067)
Other operating results, net	567	(78)	467	389	956
Management fees	-	-	-	-	-
Profit from operations	2,474	24,103	6,956	31,059	33,533
Share of profit / (loss) of joint ventures and associates	23	(1,269)	(43)	(1,312)	(1,289)
Segment profit	2,497	22,834	6,913	29,747	32,244

Reportable assets	11,762	66,472	266,802	333,274	345,036
Reportable liabilities	-	-	(215,452)	(215,452)	(215,452)
Net reportable assets	11,762	66,472	51,350	117,822	129,584

Below is a summarized analysis of the lines of business of the Company for the year ended June 30, 2017:

	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
			(in million of Ps.)
Revenues	3,915	4,311	68,422	72,733	76,648
Costs	(3,395)	(910)	(49,110)	(50,020)	(53,415)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	127	-	-	-	127
Changes in the net realizable value of agricultural produce after harvest	(74)	-	-	-	(74)
Gross profit	573	3,401	19,312	22,713	23,286
Net gain from fair value of investment properties	331	4,489	374	4,863	5,194
Gain from disposal of farmlands	280	-	-	-	280
General and administrative expenses	(411)	(683)	(3,173)	(3,856)	(4,267)
Selling expenses	(500)	(355)	(13,093)	(13,448)	(13,948)
Other operating results, net	75	(68)	(196)	(264)	(189)
Management fees	-	-	-	-	-
Profit from operations	348	6,784	3,224	10,008	10,356
Share of profit / (loss) of joint ventures and associates	8	(94)	105	11	19
Segment profit	356	6,690	3,329	10,019	10,375

Reportable assets	7,013	44,914	178,964	223,878	230,891
Reportable liabilities	-	-	(155,235)	(155,235)	(155,235)
Net reportable assets	7,013	44,914	23,729	68,643	75,656

Below is a summarized analysis of the lines of business of the Company for the year ended June 30, 2016:

	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
	(in millions of Ps.)
Revenues	2,909	3,284	27,077	30,361	33,270
Costs	(2,493)	(659)	(19,252)	(19,911)	(22,404)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	376	-	-	-	376
Changes in the net realizable value of agricultural produce after harvest	208	-	-	-	208
Gross profit	1,000	2,625	7,825	10,450	11,450
Net gain from fair value of investment properties	22	18,167	(271)	17,896	17,918
Loss from disposal of farmlands	(2)	-	-	-	(2)
General and administrative expenses	(315)	(487)	(1,360)	(1,847)	(2,162)
Selling expenses	(338)	(264)	(5,442)	(5,706)	(6,044)
Other operating results, net	(80)	(12)	(32)	(44)	(124)
Management fees	-	-	-	-	-
Profit from operations	287	20,029	720	20,749	21,036
Share of profit / (loss) of joint ventures and associates	23	126	123	249	272
Segment profit	310	20,155	843	20,998	21,308

Reportable assets	5,136	39,107	147,470	186,577	191,713
Reportable liabilities	-	-	(132,989)	(132,989)	(132,989)
Net reportable assets	5,136	39,107	14,481	53,588	58,724

Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	June 30, 2018
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business (i)
	(in millions of Ps.)
Revenues	3,603	-	-	2,478	6,081
Costs	(2,930)	(12)	-	(2,268)	(5,210)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	926	-	-	-	926
Changes in the net realizable value of agricultural produce after harvest	303	-	-	-	303
Gross profit / (loss)	1,902	(12)	-	210	2,100
Gain from disposal of farmlands	-	906	-	-	906
Net gain from fair value of investment properties	-	96	-	-	96
General and administrative expenses	(348)	(1)	(89)	(108)	(546)
Selling expenses	(468)	-	-	(181)	(649)
Other operating results, net	18	511	-	38	567
Management fees	-	-	-	-	-
Profit / (Loss) from operations	1,104	1,500	(89)	(41)	2,474
Share of profit / (loss) of associates	24	-	-	(1)	23
Segment profit / (loss)	1,128	1,500	(89)	(42)	2,497

Investment properties	923	-	-	-	923
Property, plant and equipment	7,093	18	-	117	7,228
Investments in associates	39	-	-	44	83
Other reportable assets	3,167	-	-	361	3,528
Total segment assets (ii)	11,222	18	-	522	11,762

(i) From all of the Company’s revenues corresponding to Agricultural Business, Ps.4,451 million are originated in Argentina and Ps.1,630 million in other countries, principally in Brazil for Ps.1,494 million.

(ii) From all of the Company’s assets included in the segment corresponding to Agricultural Business, Ps.3,208 million are located in Argentina and Ps.8,554 million in other countries, principally in Brazil for Ps.7,703 million.

	June 30, 2017
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business (i)
	(in millions of Ps.)
Revenues	2,197	-	-	1,718	3,915
Costs	(1,810)	(11)	-	(1,574)	(3,395)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	127	-	-	-	127
Changes in the net realizable value of agricultural produce after harvest	(74)	-	-	-	(74)
Gross profit / (loss)	440	(11)	-	144	573
Net gain from fair value of investment properties	-	331	-	-	331
Gain from disposal of farmlands	-	280	-	-	280
General and administrative expenses	(254)	(1)	(84)	(72)	(411)
Selling expenses	(370)	-	-	(130)	(500)
Other operating results, net	70	-	-	5	75
Management fees	-	-	-	-	-
Profit / (Loss) from operations	(114)	599	(84)	(53)	348
Share of profit / (loss) of associates	12	-	-	(4)	8
Segment profit / (loss)	(102)	599	(84)	(57)	356

Investment properties	304	-	-	-	304
Property, plant and equipment	4,531	12	-	97	4,640
Investments in associates	45	-	-	4	49
Other reportable assets	1,780	-	-	240	2,020
Total segment assets (ii)	6,660	12	-	341	7,013

(i) From all of the Company’s revenues corresponding to Agricultural Business, Ps.3,035 million are originated in Argentina and Ps.880 million in other countries, principally in Brazil for Ps.742 million.
(ii) From all of the Company’s assets included in the segment corresponding to Agricultural Business, Ps.2,554 million are located in Argentina and Ps.4,459 million in other countries, principally in Brazil for Ps.3,351million.

	June 30, 2016
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business (i)
	(in millions of Ps.)
Revenues	1,765	-	-	1,144	2,909
Costs	(1,419)	(9)	-	(1,065)	(2,493)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	376	-	-	-	376
Changes in the net realizable value of agricultural produce after harvest	208	-	-	-	208
Gross profit / (loss)	930	(9)	-	79	1,000
Net gain from fair value of investment properties	-	22	-	-	22
Loss from disposal of farmlands	-	(2)	-	-	(2)
General and administrative expenses	(185)	(1)	(76)	(53)	(315)
Selling expenses	(248)	-	-	(90)	(338)
Other operating results, net	(82)	-	-	2	(80)
Management fees	-	-	-	-	-
Profit / (Loss) from operations	415	10	(76)	(62)	287
Share of profit / (loss) of associates	26	-	-	(3)	23
Segment profit / (loss)	441	10	(76)	(65)	310

Investment properties	103	-	-	-	103
Property, plant and equipment	3,187	18	-	42	3,247
Investments in associates	54	-	-	-	54
Other reportable assets	1,570	-	-	162	1,732
Total segment assets (ii)	4,914	18	-	204	5,136

(i) From all of the Company’s revenues corresponding to Agricultural Business, Ps.2,209 million are originated in Argentina and Ps.700 million in other countries, principally in Brazil for Ps.502 million.

(ii) From all of the Company’s assets included in the segment corresponding to Agricultural Business, Ps.2,344 million are located in Argentina and Ps.2,792 million in other countries, principally in Brazil for Ps.1,716 million.

Urban properties line of business and investments

The following tables present the reportable segments from the Operations Center in Argentina:

	June 30, 2018
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in millions of Ps.)
Revenues (i)	3,665	532	120	973	-	-	18	5,308
Costs	(330)	(46)	(44)	(624)	-	-	(23)	(1,067)
Gross profit / (loss)	3,335	486	76	349	-	-	(5)	4,241
Net gain from fair value of investment properties	11,340	4,932	4,771	-	-	-	232	21,275
General and administrative expenses	(320)	(87)	(78)	(193)	(46)	(151)	(28)	(903)
Selling expenses	(238)	(57)	(21)	(114)	-	-	(2)	(432)
Other operating results, net	(57)	(4)	11	(17)	(23)	-	12	(78)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	14,060	5,270	4,759	25	(69)	(151)	209	24,103
Share of profit / (loss) of associates and joint ventures (**)	-	-	26	-	(1,923)	-	628	(1,269)
Segment profit / (loss)	14,060	5,270	4,785	25	(1,992)	(151)	837	22,834

Investment properties	40,468	13,133	10,670	-	-	-	625	64,896
Property, plant and equipment	56	33	-	171	89	-	-	349
Investment in ) of associates and joint ventures (*)	-	-	163	-	(1,740)	-	2,595	1,018
Other reportable assets	33	13	51	12	-	-	100	209
Total segment assets (ii)	40,557	13,179	10,884	183	(1,651)	-	3,320	66,472

(*) Includes the investments in Condor for Ps.697 million and New Lipstick for Ps.(2,437) million.
(**) Includes the results of New Lipstick for Ps.(2,380) million.

(i) From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.
(ii) From all of the assets corresponding to the Operations Center in Argentina segments, Ps.68,123 million are located in Argentina and Ps.(1,651) million in other countries, principally in USA for Ps.(1,653) million and Uruguay for Ps.2 million.

	June 30, 2017
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in millions of Ps.)
Revenues (i)	3,047	434	99	725	-	-	6	4,311
Costs	(350)	(29)	(43)	(484)	-	-	(4)	(910)
Gross profit / (loss)	2,697	405	56	241	-	-	2	3,401
Net gain from fair value of investment properties	2,068	1,373	849	-	-	-	199	4,489
General and administrative expenses	(261)	(70)	(40)	(135)	(43)	(132)	(2)	(683)
Selling expenses	(188)	(46)	(21)	(97)	-	-	(3)	(355)
Other operating results, net	(58)	(12)	(36)	(1)	27	-	12	(68)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	4,258	1,650	808	8	(16)	(132)	208	6,784
Share of profit / (loss) of associates and joint ventures	-	-	14	-	(196)	-	88	(94)
Segment profit / (loss)	4,258	1,650	822	8	(212)	(132)	296	6,690

Investment properties	28,799	7,422	5,328	-	-	-	247	41,796
Property, plant and equipment	55	42	-	168	2	-	-	267
Investment in ) of associates and joint ventures	-	-	95	-	570	-	2,054	2,719
Other reportable assets	31	44	47	10	-	-	-	132
Total segment assets (ii)	28,885	7,508	5,470	178	572	-	2,301	44,914

(i) From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.
(ii) From all of the assets corresponding to the Operations Center in Argentina segments, Ps.44,152 million are located in Argentina and Ps.762 in other countries, principally in USA for Ps.570 million and Uruguay for Ps.192 million.

	June 30, 2016
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in millions of Ps.)
Revenues (i)	2,409	332	8	534	-	-	1	3,284
Costs	(250)	(25)	(20)	(362)	-	-	(2)	(659)
Gross profit / (loss)	2,159	307	(12)	172	-	-	(1)	2,625
Net gain from fair value of investment properties	16,132	1,226	773	-	-	-	36	18,167
General and administrative expenses	(179)	(85)	(24)	(103)	(24)	(72)	-	(487)
Selling expenses	(145)	(24)	(23)	(69)	-	-	(3)	(264)
Other operating results, net	(63)	(6)	(34)	(2)	92	-	1	(12)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	17,904	1,418	680	(2)	68	(72)	33	20,029
Share of profit / (loss) of associates and joint ventures	-	-	5	-	(130)	-	251	126
Segment profit / (loss)	17,904	1,418	685	(2)	(62)	(72)	284	20,155

Investment properties	26,613	5,534	4,575	-	-	-	37	36,759
Property, plant and equipment	49	19	2	166	2	-	-	238
Investment in ) of associates and joint ventures	-	-	62	-	143	-	1,762	1,967
Other reportable assets	33	11	91	8	-	-	-	143
Total segment assets (ii)	26,695	5,564	4,730	174	145	-	1,799	39,107

(i) From all our revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.
(ii) From all of the assets corresponding to the Operations Center in Argentina segments, Ps.38,804 million are located in Argentina and Ps.303 million in other countries, principally in USA for Ps.145 million and Uruguay for Ps.158 million.

The following table presents the reportable segments of the Operations Center in Israel:

June 30, 2018

(in millions of Ps.)

	June 30, 2018
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(in millions of Ps.)
Revenues (i)	6,180	60,470	19,347	-	-	583	86,580
Costs	(2,619)	(44,563)	(13,899)	-	-	(314)	(61,395)
Gross profit	3,561	15,907	5,448	-	-	269	25,185
Net gain from fair value of investment properties	1,996	164	-	-	-	-	2,160
General and administrative expenses	(363)	(878)	(1,810)	-	(374)	(445)	(3,870)
Selling expenses	(115)	(12,749)	(3,974)	-	-	(148)	(16,986)
Other operating results, net	98	(177)	140	-	434	(28)	467
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	5,177	2,267	(196)	-	60	(352)	6,956
Share of profit / (loss) associates of and joint ventures	167	20	-	-	-	(230)	(43)
Segment profit / (loss)	5,344	2,287	(196)	-	60	(582)	6,913

Operating assets	134,038	13,304	49,797	12,254	21,231	36,178	266,802
Operating liabilities	(104,202)	-	(38,804)	(1,214)	(68,574)	(2,658)	(215,452)
Net reportable assets (ii)	29,836	13,304	10,993	11,040	(47,343)	33,520	51,350

(i) From all our revenues corresponding to the Operations Center in Israel, Ps.1,482 million are originated in USA (Ps.1,149 million in 2017) and the remaining in Israel. No external client represents 10% or more of the revenue of any of the reportable segments.
(ii) From all of the assets corresponding to the Operations Center in Israel segments, Ps.34,930 million are located in USA (Ps.21,781 million in 2017), Ps.1,049 million in India (Ps.768 million in 2017) and the remaining are located in Israel.

	June 30, 2017
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(in millions of Ps.)
Revenues	4,918	47,277	15,964	-	-	263	68,422
Costs	(2,333)	(35,432)	(11,183)	-	-	(162)	(49,110)
Gross profit	2,585	11,845	4,781	-	-	101	19,312
Net gain from fair value of investment properties	261	113	-	-	-	-	374
General and administrative expenses	(290)	(627)	(1,592)	-	(384)	(280)	(3,173)
Selling expenses	(91)	(9,517)	(3,406)	-	-	(79)	(13,093)
Other operating results, net	46	(52)	(36)	-	(48)	(106)	(196)
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	2,511	1,762	(253)	-	(432)	(364)	3,224
Share of profit / (loss) associates of and joint ventures	46	75	-	-	-	(16)	105
Segment profit / (loss)	2,557	1,837	(253)	-	(432)	(380)	3,329

Operating assets	79,427	38,521	31,648	8,562	14,734	6,072	178,964
Operating liabilities	(64,100)	(29,239)	(25,032)	-	(33,705)	(3,159)	(155,235)
Net reportable assets	15,327	9,282	6,616	8,562	(18,971)	2,913	23,729

	June 30, 2016
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(in millions of Ps.)
Revenues	1,538	18,610	6,655	-	-	274	27,077
Costs	(467)	(14,076)	(4,525)	-	-	(184)	(19,252)
Gross profit	1,071	4,534	2,130	-	-	90	7,825
Net gain from fair value of investment properties	(294)	23	-	-	-	-	(271)
General and administrative expenses	(100)	(203)	(708)	-	(321)	(28)	(1,360)
Selling expenses	(29)	(3,907)	(1,493)	-	-	(13)	(5,442)
Other operating results, net	(19)	(13)	-	-	-	-	(32)
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	629	434	(71)	-	(321)	49	720
Share of profit / (loss) associates of and joint ventures	226	-	-	-	-	(103)	123
Segment profit / (loss)	855	434	(71)	-	(321)	(54)	843

Operating assets	60,678	29,440	27,345	4,602	1,753	23,652	147,470
Operating liabilities	(49,576)	(23,614)	(21,657)	-	(10,441)	(27,701)	(132,989)
Net reportable assets	11,102	5,826	5,688	4,602	(8,688)	(4,049)	14,481

The following tables present a reconciliation between the total results of operations as per the segment information and the profit from operation as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	June 30, 2018
	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income
	(in millions of Ps.)
Revenues	97,969	(46)	(60,470)	1,726	(193)	38,986
Costs	(67,672)	29	44,563	(1,760)	60	(24,780)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	926	2	-	-	114	1,042
Changes in the net realizable value of agricultural produce after harvest	303	-	-	-	-	303
Gross profit / (loss)	31,526	(15)	(15,907)	(34)	(19)	15,551
Net gain / (loss) from changes in fair value of investment properties	906	-	-	-	-	906
Gain from disposal of farmlands	23,531	(738)	(164)	-	-	22,629
General and administrative expenses	(5,319)	14	878	-	13	(4,414)
Selling expenses	(18,067)	6	12,749	-	6	(5,306)
Other operating results, net	956	19	177	-	-	1,152
Management fees	-	-	-	(554)	-	(554)
Profit / (Loss) from operations before share of Profit / (Loss) of joint ventures and associates	33,533	(714)	(2,267)	(588)	-	29,964
Share of profit / (loss) of joint ventures and associates	(1,289)	706	(20)	-	-	(603)
Profit / (Loss) from operations before financing and taxation	32,244	(8)	(2,287)	(588)	-	29,361

Reportable assets	345,036	(470)	(13,303)	-	22,507	353,770
Reportable liabilities	(215,452)	-	-	-	(62,997)	(278,449)
Net reportable assets	129,584	(470)	(13,303)	-	(40,490)	75,321

	June 30, 2017
	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income
	(in millions of Ps.)
Revenues	76,648	(72)	(47,168)	1,490	(152)	30,746
Costs	(53,415)	45	35,488	(1,517)	69	(19,330)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	127	8	-	-	69	204
Changes in the net realizable value of agricultural produce after harvest	(74)	-	-	-	-	(74)
Gross profit / (loss)	23,286	(19)	(11,680)	(27)	(14)	11,546
Net gain / (loss) from changes in fair value of investment properties	5,194	(193)	(113)	-	-	4,888
Gain from disposal of farmlands	280	-	-	-	-	280
General and administrative expenses	(4,267)	7	624	-	8	(3,628)
Selling expenses	(13,948)	7	9,434	-	4	(4,503)
Other operating results, net	(189)	(5)	64	-	2	(128)
Management fees	-	-	-	(200)	-	(200)
Profit / (Loss) from operations before share of Profit / (Loss) of joint ventures and associates	10,356	(203)	(1,671)	(227)	-	8,255
Share of profit / (loss) of joint ventures and associates	19	153	(76)	-	-	96
Profit / (Loss) from operations before financing and taxation	10,375	(50)	(1,747)	(227)	-	8,351

Reportable assets	230,891	(583)	-	-	11,138	241,446
Reportable liabilities	(155,235)	-	-	-	(37,038)	(192,273)
Net reportable assets	75,656	(583)	-	-	(25,900)	49,173

	June 30, 2016
	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income
	(in millions of Ps.)
Revenues	33,270	(89)	(18,607)	1,194	(146)	15,622
Costs	(22,404)	74	14,063	(1,207)	94	(9,380)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	376	(26)	-	-	51	401
Changes in the net realizable value of agricultural produce after harvest	208	-	-	-	-	208
Gross profit / (loss)	11,450	(41)	(4,544)	(13)	(1)	6,851
Net gain / (loss) from changes in fair value of investment properties	17,918	(379)	(23)	-	-	17,516
Gain from disposal of farmlands	(2)	-	-	-	-	(2)
General and administrative expenses	(2,162)	5	200	-	7	(1,950)
Selling expenses	(6,044)	8	3,862	-	1	(2,173)
Other operating results, net	(124)	(2)	19	-	(3)	(110)
Management fees	-	-	-	(534)	-	(534)
Profit / (Loss) from operations before share of Profit / (Loss) of joint ventures and associates	21,036	(409)	(486)	(547)	4	19,598
Share of profit / (loss) of joint ventures and associates	272	262	-	-	-	534
Profit / (Loss) from operations before financing and taxation	21,308	(147)	(486)	(547)	4	20,132

Reportable assets	191,713	(510)	-	-	8,448	199,651
Reportable liabilities	(132,989)	-	-	-	(29,462)	(162,451)
Net reportable assets	58,724	(510)	-	-	(21,014)	37,200

(i)  Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)  Corresponds to Shufersal’s deconsolidation, the Company lost control in June 2018.
(iii)  Includes Ps.(34) million, Ps.(27) million and Ps.(13) million corresponding to Expenses and FPC and Ps.(554) million, Ps.(200) million and Ps.(534) million to management fees, as of June 30, 2018, 2017 and 2016, respectively.
(iv)  Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions.

Results of Operations for the fiscal years ended June 30, 2018 and 2017

Below is a summary of the Company´s business lines and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2018 and 2017.

				Urban Properties and Investment business
	Operations Center in Argentina			Operations Center in Israel			Agricultural business			Subtotal			Total segment information			Joint ventures (i)			discontinued operations (ii)			Adjustments (iii)			Elimination			Total Statement of Income / Financial Position
	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.
	(in million of Ps.)
Revenues	6,081	3,915	2,166	5,308	4,311	997	86,580	68,422	18,158	91,888	72,733	19,155	97,969	76,648	21,321	(46)	(72)	26	(60,470)	(47,168)	(13,302)	1,726	1,490	236	(193)	(152)	(41)	38,986	30,746	8,240
Costs	(5,210)	(3,395)	(1,815)	(1,067)	(910)	(157)	(61,395)	(49,110)	(12,285)	(62,462)	(50,020)	(12,442)	(67,672)	(53,415)	(14,257)	29	45	(16)	44,563	35,488	9,075	(1,760)	(1,517)	(243)	60	69	(9)	(24,780)	(19,330)	(5,450)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	926	127	799	-	-	-	-	-	-	-	-	-	926	127	799	2	8	(6)	-	-	-	-	-	-	114	69	45	1,042	204	838
Changes in the net realizable value of agricultural products after harvest	303	(74)	377	-	-	-	-	-	-	-	-	-	303	(74)	377	-	-	-	-	-	-	-	-	-	-	-	-	303	(74)	377
Gross profit / (loss)	2,100	573	1,527	4,241	3,401	840	25,185	19,312	5,873	29,426	22,713	6,713	31,526	23,286	8,240	(15)	(19)	4	(15,907)	(11,680)	(4,227)	(34)	(27)	(7)	(19)	(14)	(5)	15,551	11,546	4,005
Net gain from fair value adjustment of investment properties	96	331	(235)	21,275	4,489	16,786	2,160	374	1,786	23,435	4,863	18,572	23,531	5,194	18,337	(738)	(193)	(545)	(164)	(113)	(51)	-	-	-	-	-	-	22,629	4,888	17,741
Gain from disposal of farmlands	906	280	626	-	-	-	-	-	-	-	-	-	906	280	626	-	-	-	-	-	-	-	-	-	-	-	-	906	280	626
General and administrative expenses	(546)	(411)	(135)	(903)	(683)	(220)	(3,870)	(3,173)	(697)	(4,773)	(3,856)	(917)	(5,319)	(4,267)	(1,052)	14	7	7	878	624	254	-	-	-	13	8	5	(4,414)	(3,628)	(786)
Selling expenses	(649)	(500)	(149)	(432)	(355)	(77)	(16,986)	(13,093)	(3,893)	(17,418)	(13,448)	(3,970)	(18,067)	(13,948)	(4,119)	6	7	(1)	12,749	9,434	3,315	-	-	-	6	4	2	(5,306)	(4,503)	(803)
Other operating results, net	567	75	492	(78)	(68)	(10)	467	(196)	663	389	(264)	653	956	(189)	1,145	19	(5)	24	177	64	113	-	-	-	-	2	(2)	1,152	(128)	1,280
Management fees	-	-		-	-		-	-		-	-		-	-		-	-	-	-	-	-	(554)	(200)	(354)	-	-	-	(554)	(200)	(354)
Profit / (Loss) from operations	2,474	348	2,126	24,103	6,784	17,319	6,956	3,224	3,732	31,059	10,008	21,051	33,533	10,356	23,177	(714)	(203)	(511)	(2,267)	(1,671)	(596)	(588)	(227)	(361)	-	-	-	29,964	8,255	21,709
Share of (loss) / profit of associates and joint ventures	23	8	15	(1,269)	(94)	(1,175)	(43)	105	(148)	(1,312)	11	(1,323)	(1,289)	19	(1,308)	706	153	553	(20)	(76)	56	-	-	-	-	-	-	(603)	96	(699)
Segment profit / (loss)	2,497	356	2,141	22,834	6,690	16,144	6,913	3,329	3,584	29,747	10,019	19,728	32,244	10,375	21,869	(8)	(50)	42	(2,287)	(1,747)	(540)	(588)	(227)	(361)	-	-	-	29,361	8,351	21,010

Agricultural business

Below is a summary analysis of the business lines of Agricultural business for the years ended June 30, 2018 and 2017

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.
	(in million of Ps)
Revenues	3,603	2,197	1,406	-	-	-	-	-	-	2,478	1,718	760	6,081	3,915	2,166
Costs	(2,930)	(1,810)	(1,120)	(12)	(11)	(1)	-	-	-	(2,268)	(1,574)	(694)	(5,210)	(3,395)	(1,815)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	926	127	799	-	-	-	-	-	-	-	-	-	926	127	799
Changes in the net realizable value of agricultural products after harvest	303	(74)	377	-	-	-	-	-	-	-	-	-	303	(74)	377
Gross profit / (loss)	1,902	440	1,462	(12)	(11)	(1)	-	-	-	210	144	66	2,100	573	1,527
Net gain from fair value adjustment of investment properties	-	-	-	96	331	(235)	-	-	-	-	-	-	96	331	(235)
Gain from disposal of farmlands	-	-	-	906	280	626	-	-	-	-	-	-	906	280	626
General and administrative expenses	(348)	(254)	(94)	(1)	(1)	-	(89)	(84)	(5)	(108)	(72)	(36)	(546)	(411)	(135)
Selling expenses	(468)	(370)	(98)	-	-	-	-	-	-	(181)	(130)	(51)	(649)	(500)	(149)
Other operating results, net	18	70	(52)	511	-	511	-	-	-	38	5	33	567	75	492
Profit / (Loss) from operations	1,104	(114)	1,218	1,500	599	901	(89)	(84)	(5)	(41)	(53)	12	2,474	348	2,126
Share of profit of associates and joint ventures	24	12	12	-	-	-	-	-	-	(1)	(4)	3	23	8	15
Segment profit / (loss)	1,128	(102)	1,230	1,500	599	901	(89)	(84)	(5)	(42)	(57)	15	2,497	356	2,141

Urban Properties and Investments Business

Operations Center in Argentina

Below is a summary analysis of the business lines of the Urban Properties Investments Business - Operations Center in Argentina for the years ended June 30, 2018 and 2017

	Shopping Malls			Offices			Sales and developments			Hotels			Internacional			Corporate			Others			Total
	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.
	(in million of Ps.)
Revenues	3,665	3,047	618	532	434	98	120	99	21	973	725	248	-	-	-	-	-	-	18	6	12	5,308	4,311	997
Costs	(330)	(350)	20	(46)	(29)	(17)	(44)	(43)	(1)	(624)	(484)	(140)	-	-	-	-	-	-	(23)	(4)	(19)	(1,067)	(910)	(157)
Gross profit / (loss)	3,335	2,697	638	486	405	81	76	56	20	349	241	108	-	-	-	-	-	-	(5)	2	(7)	4,241	3,401	840
Net gain from fair value adjustment of investment properties	11,340	2,068	9,272	4,932	1,373	3,559	4,771	849	3,922	-	-	-	-	-	-	-	-	-	232	199	33	21,275	4,489	16,786
General and administrative expenses	(320)	(261)	(59)	(87)	(70)	(17)	(78)	(40)	(38)	(193)	(135)	(58)	(46)	(43)	(3)	(151)	(132)	(19)	(28)	(2)	(26)	(903)	(683)	(220)
Selling expenses	(238)	(188)	(50)	(57)	(46)	(11)	(21)	(21)	-	(114)	(97)	(17)	-	-	-	-	-	-	(2)	(3)	1	(432)	(355)	(77)
Other operating results, net	(57)	(58)	1	(4)	(12)	8	11	(36)	47	(17)	(1)	(16)	(23)	27	(50)	-	-	-	12	12	-	(78)	(68)	(10)
Profit / (Loss) from operations	14,060	4,258	9,802	5,270	1,650	3,620	4,759	808	3,951	25	8	17	(69)	(16)	(53)	(151)	(132)	(19)	209	208	1	24,103	6,784	17,319
Share of profit of associates and joint ventures	-	-	-	-	-	-	26	14	12	-	-	-	(1,923)	(196)	(1,727)	-	-	-	628	88	540	(1,269)	(94)	(1,175)
Segment profit / (loss)	14,060	4,258	9,802	5,270	1,650	3,620	4,785	822	3,963	25	8	17	(1,992)	(212)	(1,780)	(151)	(132)	(19)	837	296	541	22,834	6,690	16,144

Operations Center in Israel

Below is a summary analysis of the business lines of the Urban Properties Investments Business - Operations Center in Israel for the years ended June 30, 2018 and 2017

	Real Estate			Supermarkets			Telecommunications			Corporate			Others			Total
	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	30.06.18	30.06.17	Var.
	(in million of Ps.)
Revenues	6,180	4,918	1,262	60,470	47,277	13,193	19,347	15,964	3,383	-	-	-	583	263	320	86,580	68,422	18,158
Costs	(2,619)	(2,333)	(286)	(44,563)	(35,432)	(9,131)	(13,899)	(11,183)	(2,716)	-	-	-	(314)	(162)	(152)	(61,395)	(49,110)	(12,285)
Gross profit / (loss)	3,561	2,585	976	15,907	11,845	4,062	5,448	4,781	667	-	-	-	269	101	168	25,185	19,312	5,873
Net gain from fair value adjustment of investment properties	1,996	261	1,735	164	113	51	-	-	-	-	-	-	-	-	-	2,160	374	1,786
General and administrative expenses	(363)	(290)	(73)	(878)	(627)	(251)	(1,810)	(1,592)	(218)	(374)	(384)	10	(445)	(280)	(165)	(3,870)	(3,173)	(697)
Selling expenses	(115)	(91)	(24)	(12,749)	(9,517)	(3,232)	(3,974)	(3,406)	(568)	-	-	-	(148)	(79)	(69)	(16,986)	(13,093)	(3,893)
Other operating results, net	98	46	52	(177)	(52)	(125)	140	(36)	176	434	(48)	482	(28)	(106)	78	467	(196)	663
Profit / (Loss) from operations	5,177	2,511	2,666	2,267	1,762	505	(196)	(253)	57	60	(432)	492	(352)	(364)	12	6,956	3,224	3,732
Share of profit of associates and joint ventures	167	46	121	20	75	(55)	-	-	-	-	-	-	(230)	(16)	(214)	(43)	105	(148)
Segment profit / (loss)	5,344	2,557	2,787	2,287	1,837	450	(196)	(253)	57	60	(432)	492	(582)	(380)	(202)	6,913	3,329	3,584

Revenues - Fiscal year 2018 compared to fiscal year 2017

Total revenues from sales, rentals and services, according to business segment reporting, rose by 27.8%, from Ps.76,648 million in fiscal year 2017 to Ps.97,969 million in fiscal year 2018. This was mainly due to a Ps.2,166 million increase in the Agricultural Business and a Ps.19,155 million increase in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps.18,158 million and to the Operations Center in Argentina by Ps.997 million.

Agricultural Business

Total revenues, according to the income statement, rose by 57.6%, from Ps.3,742 million in fiscal year 2017 to Ps.5,898 million in fiscal year 2018. This was due to the following increases: Ps.1,437 million in the Agricultural Production segment and Ps.719 million in the Others segment.

In turn, revenues from our interests in joint ventures declined by 100%, or Ps. 30 million, mainly as a consequence of Cresca S.A.’s spin-off.

On the other hand, inter-segment revenues rose by 28.0%, from Ps.143 million in fiscal year 2017 to Ps.183 million in fiscal year 2018, mainly as a result of the leases of croplands between our subsidiary BrasilAgro and its subsidiaries, which were reclassified from the Agricultural Production segment to the Rentals and Services segment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, our revenues increased by 55.3%, from Ps.3,915 million in fiscal year 2017 to Ps.6,081 million in fiscal year 2018.

Agricultural Production. Total revenues from the Agricultural Production segment rose by 64.0% from Ps.2,197 million in fiscal year 2017 to Ps.3,603 million in fiscal year 2018, primarily as a consequence of:

● a Ps.791 million increase in revenues from crop sales, resulting from a 32% rise in the average price of crops sold, from Ps.3,049 per ton in fiscal year 2017 to Ps.4,030 per ton in fiscal year 2018; along with an increase of 84,545 tons in the volume of crops sold in fiscal year 2018 vis-a-vis the previous fiscal year;

● a Ps.402 million rise in revenues from sugarcane sales, mainly attributable to an increase of 816,146 tons (or 90%) in the volume of sugarcane sold in fiscal year 2018 vis-a-vis the previous fiscal year, following the inclusion of additional hectares from San José farm in Brazil, coupled with a 12.3% increase in the average price of sugarcane sold, from Ps.391.5 per ton in fiscal year 2017 to Ps.439.5 per ton in fiscal year 2018;

● a Ps.126 million increase in revenues from cattle and milk sales, primarily attributable to an increase of 2,332,724 kg. in the volume of cattle sold in fiscal year 2018 compared to the previous fiscal year, offset, in part, by a 14.4% decline in the average price of cattle; and

● a Ps.87 million increase in revenues from rentals and services, mainly as a consequence of: (i) a 65.7% rise in revenues from seed production mainly caused by the higher volume attained (up by 19%), a 55% increase in the selling price, and a 10% increase in the average yield; (ii) a 45.3% increase in rental revenues in Brazil, caused by a larger leased area and increased prices, driven by the year-on-year increase in the average exchange rate; and (iii) a Ps.12.6 million increase in revenues from Feedlot services and pastures.

Others. Total revenues from the Others segment rose by 44.2% from Ps.1,718 million in fiscal year 2017 to Ps.2,478 million in fiscal year 2018, as a consequence of:

● a Ps.574 million increase in revenues from agro-industrial activities, mainly due to a 117% rise in exports and a 24% rise in sales to the domestic market. Kosher production began to be exported to Israel, with the ensuing decline in average export price. Domestic consumption prices have exhibited an upward trend, up by 18% for fiscal year 2018 vis-a-vis the previous fiscal year. Export prices fell by 25% (in terms of U.S. dollars) in fiscal year 2018 relative to fiscal year 2017, due to the export mix and the decline in the beef export quota known as Cuota Hilton;

● a Ps.103 million rise in supply and crop exchange transactions;

● a Ps.72 million increase in sales of supplies; and

● a Ps.11 million increase in revenues from sales on consignment, brokerage fees and others.

Urban Properties and Investments Business

Revenue from sales, leases and services, according to the income statement, increased by Ps.6,084 million, from Ps.27,004 million during fiscal year 2017 to Ps.33,088 million during fiscal year 2018 (out of which Ps.6,978 million were generated by the Operations Center in Argentina and Ps.86,580 million come from the Operations Center in Israel, the latter are compensated with the effect of the deconsolidation of Shufersal for Ps.60,470). Excluding revenues from the Operations Center in Israel, revenues from sales, leases and services increased by 21.4%.

On the other hand, the corresponding revenues for expenses and collective promotion fund increased by 15.8%, from Ps.1,490 million (out of which Ps.1,375 million are allocated to the Shopping Malls segment and Ps.115 million in the Office segment of the Operations Center in Argentina) during fiscal year 2017, to Ps.1,726 million (out of which Ps.1,608 million are allocated to the Shopping Malls segment and Ps.118 million to the Office segment) during fiscal year 2018.

Likewise, revenues from our joint ventures increased by 12.2%, from Ps.41 million during fiscal year 2017 (out of which Ps.26 million are allocated to the Shopping Malls segment, Ps.14 million to the Offices segment and Ps.1 million to the Sales and Development Segment of the Operations Center in Argentina) to Ps.46 million during fiscal year 2018 (of which Ps.33 million are allocated to the Shopping Malls segment, Ps.8 million to the Offices segment and Ps.5 million to the Sales and Development Segment of the Operations Center in Argentina).

Finally, income inter-segment remained the same in both years.

Furthermore, according to the information by segments (taking into account the revenue from our joint ventures and without considering the revenues corresponding to the expenses and the fund of collective promotions or the revenue between business segments), the revenue experienced a growth of Ps.19,155 million, from Ps.72,733 million during fiscal year 2017 to Ps.91,888 million during fiscal year 2018 (out of which Ps.86.580 million come from the Operations Center in Israel and Ps.5,308 million come from the Operations Center in Argentina). Without considering the income from the Operations Center in Israel, the revenues, according to the information by segments, increased by 23.1%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment increased by 20.3% from Ps.3,047 million during fiscal year 2017 to Ps.3,665 million during fiscal year 2018. This increase is mainly attributable to: (i) an increase of Ps.576 million in revenues from base and percentage rents stemming as a result of a 24.9% increase in our tenants' total sales, which increased from Ps.34 million during fiscal year 2017 to Ps.43 million during fiscal year 2018; (ii) an increase of Ps.82 million in revenue from admission fees; (iii) an increase of Ps.44 million in parking revenues, partially offset by (iv) a decrease of Ps.63 million in the escalation rents.

Offices. Revenues from the Offices segment increased 22.6% from Ps.434 million during fiscal year 2017 to Ps.532 million during fiscal year 2018. They were affected by the sales of investment properties carried out during fiscal year 2018, which generated a reduction in the total leasable area of the segment. Rental revenue increased 22.6%, from Ps.419 million during fiscal year 2017 to Ps.514 million during fiscal year 2018, mainly due to the devaluation.

Sales and Developments. Revenue from the Sales and Developments segment registered an increase of 21.2%, from Ps.99 million during fiscal year 2017 to Ps.120 million during fiscal year 2018. This segment often varies significantly from year to year due to the no recurrence of the different sales operations carried out by the Company over time. This increase is mainly due to the sales of apartment units and parking lots of Beruti, floors and parking spaces of Maipú 1300, Libertador and Intercontinental building and the sale of Baicom’s plot of land.

Hotels. Revenues from our Hotels segment increased by 34.2% from Ps.725 million during fiscal year 2017 to Ps.973 million during fiscal year 2018, mainly due to an increase in the average room rate of our hotel portfolio (measure in pesos).

Others. Others segment revenues increased 200.0% from Ps.6 million during fiscal year 2017 to Ps.18 million during fiscal year 2018. These are mainly due to the increase in rental income of La Adela by 80% during the year 2018 and revenue from events recorded in Entertainment Holdings S.A.

Operations Center in Israel

Real estate. Revenues from the Real estate segment increased from Ps.4,918 million during the year ended June 30, 2017 to Ps.6,180 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the Shekel against the Argentine peso, (ii) an increase in the rentable square meters and (iii) an increase in the price per square meter of the leases.

Supermarkets. Revenue from the Supermarkets segment increased from Ps.47,277 million during the year ended June 30, 2017 to Ps.60,470 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the Shekel against the Argentine peso.

Telecommunications. Revenue from the Telecommunications segment increased from Ps.15,964 million during the year ended June 30, 2017 to Ps.19,347 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the Shekel against the Argentine peso, (ii) partially offset by the constant erosion in the revenues of mobile services, which was partially offset by an increase in revenues related to fixed lines, television and internet.

Others. Revenue from the Other segment increased from Ps.263 million during the year ended June 30, 2017 to Ps.583 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the Shekel against the Argentine peso, and (ii) to the increase in income of Bartan and Epsilon.

Costs - Fiscal year 2018 compared to fiscal year 2017

The Comapany’s total costs, according to business segment reporting, rose by 26.7%, from Ps.53,415 million in fiscal year 2017 to Ps.67,672 million in fiscal year 2018. This was due to a Ps.1,815 million increase in the Agricultural Business and a Ps.12,442 million increase in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps.12,285 million and to the Operations Center in Argentina by Ps.157 million.

Agricultural Business

Total costs, according to the income statement, rose by 56.1%, from Ps.3,299 million in fiscal year 2017 to Ps.5,149 million in fiscal year 2018. Such increase was mainly attributable to: a Ps.1,141 million increase in the Agricultural Production segment; a Ps.1 million increase in the Land Transformation and Sales segment, and an increase of Ps.708 million the Others segment.

In turn, costs of our joint ventures declined by 100%, or Ps.27 million, as a consequence of Cresca S.A.’s spin-off.

Similarly, inter-segment costs fell by Ps.8 million, from Ps.69 million in fiscal year 2017 to Ps.61 million in fiscal year 2018, mainly as a result of the incremental cost of sales of crops and sugarcane during the year, attributable to leases of croplands between our subsidiary BrasilAgro and its subsidiaries, which were reclassified from the Crops and Sugarcane segment to the Rentals and Services segment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, costs increased by 53.5%, from Ps.3,395 million in fiscal year 2017 to Ps.5,210 million in fiscal year 2018. Total costs in the Agricultural Business, as a percentage of revenues derived from this segment, declined from 86.7% in fiscal year 2017 to 85.7% in fiscal year 2018.

 Agricultural Production. Total costs in our Agricultural Production segment rose by 61.9% from Ps.1,810 million in fiscal year 2017 to Ps.2,930 million in fiscal year 2018, primarily as a consequence of:

● a Ps.592 million increase in costs of sales of crops, mainly caused by a 18.4% rise in the volume of tons sold relative to the previous fiscal year; and a 26.9% rise in the average cost per ton of crops sold in fiscal year 2018, from Ps.2,563 million in fiscal year 2017 to Ps.3,252 million in fiscal year 2018, due to the higher average market price for crops and the increase in the exchange rate;

● a Ps.402 million rise in costs of sales of sugarcane, mainly attributable to an increase of 816,146 tons (or 90%) in the volume of sugarcane sold in fiscal year 2018 vis-a-vis the previous fiscal year, following the inclusion of additional hectares from San José farm in Brazil, coupled with a 12.7% increase in the average cost of sugarcane per ton sold in fiscal year 2018, up from Ps.388.2 per ton in fiscal year 2017 to Ps.437.3 per ton in fiscal year 2018;

● a Ps.107 million increase in costs of sales of cattle and milk, mainly as a result of an increase of 2,332,724 kg. in the volume of cattle sold in fiscal year 2018 compared to the previous fiscal year, offset, in part, by a 8.2% decline in the average price of cattle sold; and

● a Ps.19 million rise in costs of rentals and services, mainly attributable to a Ps.15 million increase in the Feedlot service cost.

Total costs of the Agricultural Production segment, as a percentage of revenues derived from this segment, declined from 82.4% in fiscal year 2017 to 81.3% in fiscal year 2018.

Land Transformation and Sales. Total costs in the Land Transformation and Sales segment rose by 9.1% from Ps.11 million in fiscal year 2017 to Ps.12 million in fiscal year 2018.

Others. Total costs in the Others segment rose by 44.1% from Ps.1,574 million in fiscal year 2017 to Ps.2,268 million in fiscal year 2018, primarily as a consequence of:

● a Ps.513 million increase in agro-industrial costs, mostly driven by the incremental slaughtering volume, coupled with a strong rise in the acquisition costs of all of its components;

● a Ps.98 million rise in supply and crop exchange transactions;

● a Ps.58 million increase in sales of supplies; and

● a Ps.25 million increase in revenues from sales on consignment, brokerage fees and others.

Total costs in the Others segment, as a percentage of revenues derived from this segment, experienced a slight decline from 91.6% in fiscal year 2017 to 91.5% in fiscal year 2018.

Urban Properties and Investments Business

Total consolidated costs, according to the income statement, registered an increase of Ps.3,600 million, from Ps.16,031 million during fiscal year 2017 to Ps.19,631 million during fiscal year 2018 (out of which Ps.61,395 million come from the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.44,563 and Ps.2,799 million from the Operations Center in Argentina). Excluding costs from the Operations Center in Israel, costs increased by 16.2%. Furthermore, total consolidated costs measured as a percentage of total consolidated revenues decreased from 59.4% during fiscal year 2017 to 59.3% during fiscal year 2018, mainly from the Operations Center in Israel. Excluding costs from the Operations Center in Israel, the total consolidated costs measured as a percentage of total revenues decreased, from 41.9% in 2017 to 40.1% in 2018.

On the other hand, the corresponding costs related to expense of the Collective Promotions Fund increased by 16.0%, from Ps.1,517 million during the year 2017 (out of which Ps.1,399 million are allocated to the Shopping Malls segment and Ps.118 million in the Office segment of the Operations Center in Argentina) to Ps.1,760 million during fiscal year 2018 (out of which Ps.1,636 million are allocated to the Shopping Malls segment and Ps.124 million to the Office segment of Operations Center in Argentina) due mainly to higher costs originated by our Shopping Malls, which increased by 16.9% from Ps.1,400 million during fiscal year 2017 to Ps.1,636 million during fiscal year 2018, mainly as a consequence of: (i) a higher expense for salaries, social security and other personnel administrative expenses of Ps.103 million; (ii) an increase in maintenance, security, cleaning, repairs and related expenses of Ps.88 million (mainly due to increases in security and cleaning services and public service rates); and (iii) an increase in taxes, fees and contributions and other expenses of Ps.51 million, among other items.

Likewise, the costs from our joint ventures showed a net increase of 55.6%, from Ps.18 million during fiscal year 2017 (out of which Ps.4 million are allocated to the Shopping Malls segment, Ps.10 million at Offices segment and Ps.4 million to the Sales and Development segment of the Operations Center in Argentina) to Ps.28 million during fiscal year 2018 (out of which Ps.4 million are allocated to the Shopping Malls segment, Ps.19 million to the Offices segment and Ps.5 million to the Sales and Development segment of the Operations Center in Argentina).

Finally, costs for operations inter-segment did not present variations for the years presented.

In this way, according to the segment information (taking into account the costs coming from our joint ventures and without considering the costs corresponding to the expenses and collective promotion fund or the costs for operations inter-segment), the costs evidenced an increase of Ps.12,442 million, from Ps.50,020 million during fiscal year 2017 to Ps.62,462 million during fiscal year 2018 (out of which Ps.61,395 million come from the Operations Center in Israel and Ps.1,067 million from the Operations Center in Argentina). Excluding costs from the Operations Center in Israel, costs increased by 17.3%. Likewise, total costs measured as a percentage of total revenues, according to segment information, decreased from 68.8% during fiscal year 2017 to 68.0% during fiscal year 2018, mainly due to the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, the total costs measured as a percentage of total revenues decreased from 21.1% during fiscal year 2017 to 20.1% during fiscal year 2018.

Operations Center in Argentina

Shopping Malls. Costs of the Shopping Malls segment decreased by 5.7%, from Ps.350 million during fiscal year 2017 to Ps.330 million during fiscal year 2018, mainly due to a decrease in leases and expenses costs of Ps.46 million due to the absorption of the deficit in the collective promotion fund. This was partially compensated by; (i) an increase in salaries, social security and other personnel administration expenses of Ps.15 million; (ii) an increase in maintenance, security, cleaning, repairs and related expenses of Ps.8 million (mainly due to increases in security and cleaning services and in public service rates) and; (iii) an increase in amortization and depreciation of Ps.14 million, among other items. The costs of the Shopping Malls segment, measured as a percentage of the revenues of this segment, decreased from 11.5% during the 2017 fiscal year to 9.0% during the 2018 fiscal year.

Offices. The costs of the Offices segment increased by 58.6%, from Ps.29 million during fiscal year 2017 to Ps.46 million during fiscal year 2018, mainly due to: (i) an increase in leases and expenses of Ps.9 million; (ii) an increase in maintenance, repairs and services expenses of Ps.6 million; (iii) an increase in taxes, fees and contributions of Ps.4 million and; (iv) an increase in fees and compensation for services of Ps 3 million; partially offset by a decrease in depreciation and amortization of Ps.5 million. The costs of the Offices segment, measured as a percentage of the revenues of this segment, increased from 6.7% during fiscal year 2017 to 8.6% during fiscal year 2018.

Sales and Developments. Costs for this segment often vary significantly from year to year due to the non-recurrence of the different sales operations carried out by the Company over time. The associated costs of our Sales and Developments segment registered an increase of 2.3%, from Ps.43 million during fiscal year 2017 to Ps.44 million during fiscal year 2018. The costs of the Sales and development segment, measured as a percentage of revenues from this segment decreased from 43.4% during fiscal year 2017 to 36.7% during fiscal year 2018.

Hotels. Costs for the Hotels segment increased by 28.9%, from Ps.484 million during fiscal year 2017 to Ps.624 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.80 million in costs of salaries, social security and other personnel expenses; (ii) an increase of Ps.50 million in maintenance and repairs; (iii) higher expenses of Ps.7 million in fees and compensation for services. The costs of the Hotels segment, measured as a percentage of the revenues of this segment, decreased from 66.8% during the year 2017 to 64.1% during the 2018 fiscal year.

Others. Other segment costs increased by 475.0%, from Ps.4 million during fiscal year 2017 to Ps.23 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.7 million in concept of leases and expenses; (ii) an increase of Ps.4 million in the charge for salaries, social security and other personnel expenses; (iii) higher charges of Ps.4 million in taxes, fees and contributions and; (iv) an increase of Ps.2 million in fees and compensation for services.

Operations Center in Israel

Real estate. Real estate segment costs increased from Ps.2,333 million during the year ended June 30, 2017 to Ps.2,619 million during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27% of the Shekel against the Argentine peso, partially offset by (ii) a decrease in the cost due to the lower sale of residential apartments.

Supermarkets. Costs of the Supermarkets segment increased from Ps 35,432 million during the year ended June 30, 2017 to Ps.44,563 million during the year ended June 30, 2018. This variation was mainly due to the revaluation of 27% of the Shekel against the Argentine peso, accompanied by an improvement in the terms of negotiation with suppliers.

Telecommunications. Costs of the Telecommunications segment increased from Ps.11,183 million during the year ended June 30, 2017 to Ps.13,899 million during the year ended June 30, 2018. This variation was due to a revaluation of 27% of the Shekel compared to the Argentine peso, partially offset by a decrease in costs that accompanied the reduction in sales of mobile services and a slight increase in costs related to television content.

Others. Costs of the Other segment increased from Ps.162 million during the year ended June 30, 2017 to Ps.314 million during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27 % of the Shekel against the Argentine peso, and (ii) an increase in costs that accompanied the increase in revenues.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest - Fiscal year 2018 compared to fiscal year 2017

Our revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest, according to the income statement, rose by 410.8%, from Ps.204 million in fiscal year 2017 to Ps.1,042 million in fiscal year 2018.

In turn, our revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest derived from our interests in joint ventures shrank by 75.0% from Ps.8 million in fiscal year 2017 to Ps.2 million in fiscal year 2018.

On the other hand, inter-segment revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest rose by Ps.45 million, from Ps.69 million in fiscal year 2017 to Ps.114 million in fiscal year 2018.

Hence, according to business segment reporting and considering all our joint ventures, revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest rose by 629.1%, from Ps.127 million in fiscal year 2017 to Ps.926 million in fiscal year 2018. Such increase was mainly driven by:

● a Ps.579 million increase in income from crop production mainly caused by: (i) increased profits derived from Argentine-source corn and soybean, primarily attributable to higher prices and the substantial increase in the exchange rate, offset, in part, by lower yields; and (ii) the profits derived from Brazilian soybean, as a consequence of a more extensive harvested area and higher yields and prices; and

● a Ps.221 million increase in profits from sugarcane production, mainly of Brazilian source, as a consequence of incremental production due to a more extensive area and higher prices, offset, in part, by lower yields and rising costs.

Changes in the net realizable value of agricultural produce after harvest - Fiscal year 2018 compared to fiscal year 2017

Revenues derived from changes in the net realizable value of agricultural produce after harvest, according to the income statement, experienced substantial growth, from a loss of Ps.74 million in fiscal year 2017 to a gain of Ps.303 million in fiscal year 2018. This was primarily originated in Argentina, following the profits made during the current period as a result of the rising prices for corn, soybean and wheat, vis-a-vis the loss posted during the previous period, due to the adjustment of corn and soybean prices after having reached record highs by the end of June 2016.

There were neither interests in joint ventures nor inter-segment eliminations in income from changes in the net realizable value of agricultural produce after harvest; therefore, revenues derived from changes in the net realizable value of agricultural produce after harvest, according to business segment reporting, match the figures disclosed in the income statement.

Gross Profits - Fiscal year 2018 compared to fiscal year 2017

As a result of the above mentioned factors, the Company’s gross profit, according to business segment reporting, rose by 35.4%, from Ps.23,286 million in fiscal year 2017 to Ps.31,526 million in fiscal year 2018. This was primarily attributable to: a 266.5% rise in the Agricultural Business, from Ps.573 million in fiscal year 2017 to Ps.2,100 million in fiscal year 2018; a 30.4% increase in profits from the Operations Center in Israel at the Urban Properties and Investments Business, from Ps.19,312 million in fiscal year 2017 to Ps.25,185 million in fiscal year 2018; and a 24.7% increase in the Operations Center in Argentina at the Urban Properties and Investments Business, from Ps.3,401 million in fiscal year 2017 to Ps.4,241 million in fiscal year 2017.

Agricultural Business

As a result of the above mentioned factors, our gross profit rose by 266.5%, from Ps.573 million in fiscal year 2017 to Ps.2,100 million in fiscal year 2018.

Agricultural Production. Gross profit from this segment rose by 332.3% from Ps.440 million in fiscal year 2017 to Ps.1,902 million in fiscal year 2018.

Land Transformation and Sales. Gross loss from this segment increased by 9.1% from Ps.11 million in fiscal year 2017 to Ps.12 million in fiscal year 2018.

Others. Gross profit from this segment rose by 45.8% from Ps.144 million in fiscal year 2017 to Ps.210 million in fiscal year 2018.

Urban Properties and Investments Business

The gross profit of Urban Properties and Investments Business, according to the information by segments, increase by 29.6% from Ps.22,713 million during fiscal year 2017 (out of which Ps.19,312 million come from the Operations Center in Israel and Ps.3.401 million from the Operations Center in Argentina) to Ps.29,426 million during fiscal year 2018 (out of which Ps.25,185 million come from the Operations Center in Israel and Ps.4,241 million from the Operations Center in Argentina).

Operations Center in Argentina

Shopping Malls. The gross profit of the Shopping Malls segment increased by 23.7%, from Ps.2,697 million during fiscal year 2017 to Ps.3,335 million for fiscal year 2018, mainly as a result of the increase in the total sales of our tenants, giving as a result, higher percentage leases under our lease agreements. The gross profit of the Shopping Malls segment as a percentage of the segment's revenues increased from 88.5% during fiscal year 2017 to 91.0% during fiscal year 2018.

Offices. The gross profit of the Offices segment increased by 20.0% going from Ps.405 million for the fiscal year 2017 to Ps.486 million during the fiscal year 2018. The gross profit of the Offices segment, measured as a percentage of the revenues of this segment, decreased slightly from 93.3% during fiscal year 2017 to 91.5% during fiscal year 2018.

Sales and developments. The gross result of the Sales and Developments segment increased by 35.7%, from Ps.56 million for fiscal year 2017 to Ps.76 million during fiscal year 2018, mainly as a result of the higher sales recorded during fiscal year 2018 and the decrease of maintenance and conservation costs of these properties. The gross profit of the sales and development segment, measured as a percentage of this segment's revenues, increased from 56.6% during fiscal year 2017 to 63.3% during fiscal year 2018.

Hotels. Gross profit for the Hotels segment increased by 44.8% from Ps.241 million for the year 2017 to

Ps.349 million during the year 2018. The gross profit of the Hotels segment, measured as a percentage of the revenues of this segment, increased slightly from 33.0% during fiscal year 2017 to 35.9% during fiscal year 2018.

Others. Gross profit from the Others segment decreased by 350.0%, going from a profit of Ps.2 million for the year 2017 to a loss of Ps.5 million during the year 2018. The gross profit of the Other segment, measured as a percentage of the revenues of this segment decreased from 33.0% during fiscal year 2017 to 27.8% during fiscal year 2018.

Operations Center in Israel

Real Estate. The gross profit of the Real Estate segment increased from Ps.2,585 million during the year ended June 30, 2017 to Ps.3,561 million during the year ended June 30, 2018. This variation was mainly due to a 27% revaluation of the Shekel against the Argentine peso, accompanied by the reduction in costs. The gross profit of the segment as a percentage of revenues increased slightly from 52.6% during 2017, to 57.6% during the year 2018.

Supermarkets. The gross profit of the Supermarket segment increased from Ps.11,845 million during the year ended June 30, 2017 to Ps.15,907 million during the year ended June 30, 2018. This variation was mainly due to a 27% revaluation of the Shekel against the Argentine peso, accompanied by an improvement in the terms of negotiation with suppliers. The gross profit of the segment as a percentage of revenues increased slightly from 25.1% during 2017 to 26.3% during fiscal year 2018.

Telecommunications. The gross profit of the Telecommunications segment increased from Ps.4,781 million during the year ended June 30, 2017 to Ps.5,448 million during the year ended June 30, 2018. This variation was mainly due to a 27% revaluation of the Shekel against the Argentine peso, partially offset by the constant erosion in the revenues of the mobile services, which was partially offset by an increase in revenues related to fixed lines, television and internet. The gross profit of the segment as a percentage of revenues decreased slightly from 29.9% during 2017 to 28.2% during fiscal year 2018.

Others. Gross profit from the Others segment increased from Ps.101 million during the year ended June 30, 2017 to Ps.269 million during the year ended June 30, 2018. This variation was mainly due to a 27% revaluation of the Shekel against the Argentine peso, and the increase in income of Bartan and Epsilon.

Net income (loss) from changes in fair value of investment properties - Fiscal year 2018 compared to 2017

The Company’s net income (loss) from changes in fair value of investment properties, according to business segment reporting, rose by 353.0%, from Ps.5,194 million in fiscal year 2017 to Ps.23,531 million in fiscal year 2018. This was mainly due to a Ps.235 million decline in the Agricultural Business and a Ps.18,572 million increase in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps.1,786 million (gain) and to the Operations Center in Argentina contributed by Ps.16,786 million (gain).

Agricultural Business

The decline in net income is mostly attributable to BrasilAgro, as a result of fewer hectares leased to third parties from the Jatobá farm.

Urban Properties and Investments Business

The net result from changes in the fair value of investment properties, according to the income statement, increased by Ps.17,976 million, from Ps.4,557 million during the year ended June 30, 2017 (from which Ps.4,296 million came from the Operations Center in Argentina and Ps.374 million from the Operations Center in Israel, offset by the effect of the deconsolidation of Shufersal for Ps.113 million) to Ps.22,533 million during the year ended June 30, 2018 (of which Ps.20,537 million from the Operations Center in Argentina and Ps.2,160 million from the Operations Center in Israel offset by the effect of the deconsolidation of Shufersal for Ps.164 million).

Operations Center in Argentina

The net result of changes in the fair value of our investment properties for the fiscal year ended June 30, 2018 was Ps.21,275 million (Ps.11,340 million in our Shopping Malls segment, Ps.4,932 million from the Offices segment; Ps.4,771 million from the Sales and Developments segment, and Ps.232 million from the Other segment).

The net impact in the peso values of our properties was primarily a consequence of:
(i) a 44 basis points increase in the discount rate applied in calculating the present value of projected cash flows used to estimate fair value of our shopping mall properties that resulted in a decrease in value of Ps.1,399.8 million, mainly as a result of an increase of cost of capital in Argentina;
(ii) a net positive impact of Ps.7,760.1 million generated by an increase of Ps.7,012.3 million in the projected cash flows considering estimated inflation for the shopping malls DCF, a decrease of Ps.14,436.5 million due to the conversion into U.S. dollars of the projected cash flows considering estimated US$/Ps. exchange rates and a positive effect of Ps.15,184.3 million due to the conversion of the value in dollars of our shopping malls into pesos at the year-end exchange rate;
(iii) an additional positive effect of Ps.4,970.0 million due to the decrease in the income tax rate used in the methodology applied to value discounted cash flows; such amendment was set forth by the fiscal reform recently approved, where it was set forth that the income tax rate will be gradually reduced to 30% for fiscal periods beginning at January 1, 2018 through December 31, 2019, and to 25% for fiscal periods beginning at January 1, 2020 onwards; and
(iv) our segments Offices and Sales and Developments, increased Ps.9,543.0 million in the value of our properties as measured in pesos, mainly as a result of the Peso depreciated in fiscal year 2018 by approximately 73.5% against the U.S. dollar (from Ps.16.63 to Ps.28.85 to US$1.00). In addition, we recorded a realized fair value on disposal of office properties of Ps.160 million during the fiscal year ended June 30, 2018 compared to Ps. 100 million in the comparable period in 2017, due to the sale of leasable offices and parking spaces at several buildings.

Operations Center in Israel

Real Estate. The net result of changes in the fair value of investment properties increased from Ps.261 million during the year ended June 30, 2017 to Ps.1,996 million during the year ended June 30, 2018. The variation was due to the increase in the value of properties in Israel and the devaluation of the Argentine peso against the Israeli shekel.

Supermarkets. The net result of changes in the fair value of investment properties segment of supermarkets increased from Ps.113 million during the year ended June 30, 2017 to Ps.164 million during the year ended June 30, 2018. Said variation it was due to the increase in the value of the properties in Israel and the devaluation of the Argentine peso against the Israeli shekel.

Gain / (loss) from disposal of farmlands – Fiscal year 2018 compared to 2017

Profits from the sale of farms derived by the Land Transformation and Sales segment rose by 223,6%, from a gain of Ps.280 million in fiscal year 2017 to a gain of Ps.906 million in fiscal year 2018.

 Fiscal year 2018

● On June 29, 2018 Cresud signed a deed with a non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of "La Suiza". The total amount of the transaction was set at US$ 10 million, of which US$ 3 million have been already paid. The remaining balance of US$ 7 million, guaranteed by a mortgage on the property, will be collected in 10 installments of the same amount ending on June 2023, which will accrue an annual interest of 4.5% on the remaining balances. The gain of the transaction amounts approximately to Ps.238 million.

● On July 20, 2017, the Company executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. On June 25, 2018, the Company has made effective with the sign of the deed and delivery of the property, the sale of "La Esmeralda" farm. The amount of the transaction was set at US$ 19 million, of which US$ 7 million have been already paid. The balance, guaranteed with a mortgage on the property, will be collected in 4 installments of the same amount ending in April 2022, which will accrue an annual interest of 4% on the remaining balances. The gain from the sale amounts approximately to Ps.410 million.

● On May 3, 2018, the Company though its subsidiary BrasilAgro, has entered into a purchase-sale agreement for the partial sale 956 hectares (660 arable hectares) of Araucaria Farm, located in Mineiros, Brazil, for an amount of 1,208 soybean bags per arable hectare or Rs. 66.2 million (equal to Ps.447.2 million) (Rs./ha. 93,356). The Company has recognized gains of Ps.258 million as result of this transaction.

Fiscal year 2017

● On June 30, 2017, Yatay Agropecuaria S.A. sold the entire “Cuatro Vientos” farm located in the Department of Santa Cruz, Bolivia, to an independent third party, comprising 2,658 hectares intended for sugarcane and agricultural production. The total price for the transaction was US$ 14.23 million (US$ 5,280 per hectare) (equivalent to Ps.222 million), out of which US$ 7.42 million was already paid and the remaining balance of US$ 6.85 million, which is secured by means of a first mortgage, will be settled on December 28, 2017, along with the lifting of such mortgage. The Company has recognized a gain of US$ 4.5 million (equivalent to Ps.76.2 million) as a result of such transaction in fiscal year 2017.

● In June 2017, BrasilAgro sold a fraction of 625 hectares in the Jatobá farm, located in Jaborandi, State of Bahia. The price for the transaction was 300 soybean bags per hectare or Rs.10.1 million (equivalent to Ps.41 million), out of which Rs.877 thousand was already settled and the remaining balance will be paid in five annual installments, beginning in July 2017. The Company has recognized a gain of Ps.32.1million as a result of this transaction.

● On June 8, 2017, Cresud and Zander Express S.A. (holders in common ownership of a 40% and 60% interest, respectively) passed the legal title to Simplot Argentina S.R.L. of a 262-hectare parcel of land located on National Route No. 7, in Luján de Cuyo, Province of Mendoza. The total transaction price was US$ 2.2 million, amount which had been paid in full at the time the legal title to the property was conveyed. The Company has recognized a gain of Ps.11.8 million as a result of this transaction.

● In May 2017, BrasilAgro sold 1,360 hectares (including 918 developed and productive hectares) of “Araucária”, an agricultural farm located in the District of Mineiros. The price for this transaction was 280 soybean bags per hectare or Rs.17 million (equivalent to Ps.67 million), 35% of which will be cashed within this year and the balance will be paid in five annual installments. The Company has recognized a gain of Ps.37.4 as a result of this transaction.

● In March 2017, BrasilAgro sold 274 hectares (including 196 developed and productive hectares) of its “Araucária” farm. The transaction price was 1,000 soybean bags per hectare or Rs.13.2 million (equivalent to Ps.48 million), out of which 39,254 soybean bags, or Rs.2.4 million, were already cashed and the balance will be paid in four annual installments. The Company has recognized a gain of Ps.29.9 million as a result of this transaction.

● On June 10, 2015, BrasilAgro sold the remaining area of 27,745 hectares of the Cremaq farm located in the municipal district of Baixa Grande do Ribeiro (Piaui). The transaction price was Rs.270 million (equivalent to Ps.694 million) and was fully paid. The Company recorded a gain of Ps.525.9 million as a result of this transaction in fiscal year 2015. Due to a contractual requirement that was pending as of the date of the transaction concerning a license for the dismantling of an additional area, the Company did not book a portion of such gain. In March 2017, the Company fulfilled this requirement and recognized a gain of Ps.21 million.

● On July 5, 2016, Cresud sold the entire “El Invierno” and “La Esperanza” farms, comprising 2,615 hectares used for agriculture and located in the District of “Rancul”, Province of La Pampa. The total transaction price was US$ 6 million, out of which US$ 5 million were already paid and the remaining balance of US$ 1 million, secured with a mortgage on the estate, will be paid in five equal, consecutive and annual installments, with the last one being payable in August 2021. We has recognized a gain of Ps.71.6 million as a result of this transaction.

General and Administrative Expenses - Fiscal year 2018 compared to fiscal year 2017

The Company’s total General and Administrative Expenses, according to business segment reporting, rose by 24.7%, from Ps.4,267 million in fiscal year 2017 to Ps.5,319 million in fiscal year 2018. This was mainly due to an increase of Ps.135 million in the Agricultural Business and an increase of Ps.917 million in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps.697 million and to the Operations Center in Argentina by Ps.220 million.

Agricultural Business

General and Administrative Expenses in the Agricultural Business, according to the income statement, rose by 33.3%, from Ps.409 million in fiscal year 2017 to Ps.545 million in fiscal year 2018. This was due to increases of Ps.95 million, Ps.5 million and Ps.36 million in the Agricultural Production, Corporate, and Others segments, respectively. Such increases were mostly related to: (i) the BrasilAgro subsidiary, in connection with incremental payroll expenses, service fees and taxes, driven by the effects of the increase in the exchange rate; (ii) Cresud, in connection with payroll expenses, maintenance expenses and rentals, due to inflation and the effects of the increase in the exchange rate on US-dollar denominated charges, and (iii) Carnes Pampeanas and FYO, in which case payroll expenses accounted for the most substantial increase, due to a larger headcount caused by incremental activity, in addition to inflation.

In turn, General and Administrative Expenses in our joint ventures fell by Ps.1 million from Ps.2 million in fiscal year 2017 to Ps.1 million in fiscal year 2018.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, our general and administrative expenses increased by 32.8%, from Ps.411 million in fiscal year 2017 to Ps.546 million in fiscal year 2018. General and Administrative Expenses, as a percentage of revenues derived from the Agricultural Business, declined from 10.5% in fiscal year 2017 to 9.0% in fiscal year 2018.

Agricultural Production. General and Administrative Expenses associated with our Agricultural Production segment rose by 37.0%, from Ps.254 million in fiscal year 2017 to Ps.348 million in fiscal year 2018, mainly as a consequence of: a Ps.27 million increase in general and administrative expenses attributable to crop operations; a Ps.8 million rise in expenses associated with cattle activities; a Ps.52 million increase in expenses associated with sugarcane operations, and a Ps.8 million increase in expenses associated with the Agricultural Rental and Services business. General and Administrative Expenses, as a percentage of revenues derived from the Agricultural Production segment, fell from 11.6% in fiscal year 2017 to 9.7% in fiscal year 2018.

Land Transformation and Sales. General and Administrative Expenses related to our Land Transformation and Sales segment remained steady at Ps.1 million.

Corporate. General and Administrative Expenses associated with our Corporate segment rose by 6.0%, from Ps.84 million in fiscal year 2017 to Ps.89 million in fiscal year 2018, mainly as a consequence of rising expenses due to inflation, offset by extraordinary severance payments in fiscal year 2017 and an increase in directors’ fees below the inflation standard.

Others. General and Administrative Expenses related to the Others segment increased by 50.0%, from Ps.72 million in fiscal year 2017 to Ps.108 million in fiscal year 2018. General and Administrative Expenses, as a percentage of revenues derived from this segment, experienced a slight increase from 4.2% in fiscal year 2017 to 4.4% in fiscal year 2018.

Urban Properties and Investments Business

Total general and administrative expenses, according to the income statement, recorded an increase of Ps.650 million, from Ps.3,219 million during fiscal year 2017 (of which Ps.3,173 million come from the Operations Center in Israel offset by the effect from the deconsolidation of Shufersal of Ps.624 million and Ps.670 million from the Operations Center in Argentina) to Ps.3,869 million during fiscal year 2018 (out of which Ps.3,870 million come from the Operations Center in Israel, offset by the effect of deconsolidation of Shufersal of Ps.878 million and Ps.877 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, general and administrative expenses increased by 30.9%. Total general and administrative expenses measured as a percentage of revenues from sales, leases and services decreased slightly from 11.9% during fiscal year 2017 to 11.7% during fiscal year 2018.

The general and administrative expenses of our joint ventures increased Ps.8 million, from Ps.5 million during fiscal year 2017 to Ps.13 million during fiscal year 2018.

Finally, general and administrative expenses for operations inter-segment increased Ps 5 million, from Ps.8 million during fiscal year 2017 to Ps.13 million during fiscal year 2018.

Furthermore, according to the information by segments (taking into account the general and administrative expenses from our joint ventures and without considering those corresponding to the expenses of collective promotions funds or operating expenses intra- segments), the general and administrative expenses increased Ps.917 million, from Ps.3,856 million during fiscal year 2017 (out of which Ps.3,173 million come from the Operations Center in Israel and Ps 683 million from the Operations Center in Argentina) to Ps.4,773 million during fiscal year 2018 (of which Ps.3,870 million come from the Operations Center in Israel and Ps.903 million from the Operations Center in Argentina). Excluding the general and administrative expenses from the Operations Center in Israel, expenses increased by 32.2%. General and administrative expenses measured as a percentage of revenues, according to the information by segments, decreased slightly from 5.3% during fiscal year 2017 to 5.2% during fiscal year 2018. Without considering the effect from the Operations Center in Israel, total general and administrative expenses, measured as a percentage of total revenues, increased, from 15.8% during 2017 to 17.0% during fiscal year 2018.

Operations Center in Argentina

Shopping Malls. General and administrative expenses of Shopping Malls increased by 22.6%, from Ps.261 million during fiscal year 2017 to Ps.320 million during fiscal year 2018, mainly as a result of: (i) an increase in fees to directors of Ps.27 million; (ii) an increase of Ps.15 million in salaries, social security and other personnel administration expenses; (iii) an increase of Ps.8 million in maintenance, repairs and services, mobility and travel expenses; and (iv) an increase of Ps.4 million in amortizations and depreciation. The general and administrative expenses of Shopping Malls as a percentage of revenues from the same segment increased slightly from 8.6% during fiscal year 2017 to 8.7% during fiscal year 2018.

Offices. The general and administrative expenses of our Offices segment increased by 24.3%, from Ps.70 million during fiscal year 2017 to Ps.87 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.4 million in salaries, social security and other personnel expenses; (ii) an increase in advertising and other commercial expenses of Ps.4 million; (iii) an increase of Ps.3 million in fees to directors and; (iv) an increase of Ps.2 million in terms mobility expenses and office supplies, among other concepts. General and administrative expenses, measured as a percentage of revenues in the same segment, increased slightly from 16.1% during fiscal year 2017 to 16.4% during fiscal year 2018.

Sales and developments. General and administrative expenses associated with our Sales and developments segment increased by 95.0%, from Ps.40 million during fiscal year 2017 to Ps.78 million during fiscal year 2018, mainly as a result of: (i) an increase of directors fees of Ps.13 million, (ii) an increase in salaries, social security and other personnel expenses of Ps.5 million; (iii) an increase of Ps.4 million in taxes, fees and contributions and; (iv) an increase of Ps.4 million in fees and compensation for services, among other items. General and administrative expenses, measured as a percentage of revenues in the same segment, increased from 40.4% during fiscal year 2017 to 65.0% during fiscal year 2018.

Hotels. General and administrative expenses associated with our Hotels segment increased by 43.0% from Ps.135 million during fiscal year 2017 to Ps.193 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.24 million in salaries, social security and other personnel expenses; (ii) an increase of Ps.16 million in taxes, fees and contributions; (iii) an increase of Ps.8 million in maintenance costs, repairs and services and; (iv) an increase of Ps.7 million in fees and compensation for services, among other items. General and administrative expenses associated with the Hotels segment measured as a percentage of this segment's revenues increased by 18.6% in fiscal year 2017 to 19.8% in fiscal year 2018.

International. General and administrative expenses associated with our International segment increased by 7.0%, from Ps.43 million during fiscal year 2017 to Ps.46 million during fiscal year 2018, mainly due to salaries, social security and other personnel expenses incurred in relation to the investment in IDBD and Other expenses.

Corporate. General and administrative expenses associated with our Corporate segment increased by 14.4%, from Ps.132 million during fiscal year 2017 to Ps.151 million during fiscal year 2018, mainly due to (i) an increase of Ps.11 million in salaries, social security and other personnel expenses; (ii) an increase of Ps.6 million in fees to directors, among other items.

Others. General and administrative expenses associated with our Other segment increased by Ps.26 from Ps.2 million during fiscal year 2017 to Ps.28 million during fiscal year 2018, mainly due to (i) an increase of Ps.7 million in leases and expenses; (ii) an increase of Ps.12 million related to salaries, social security and other personnel expenses; (iii) a higher expense of fees and compensation for services of Ps.5 million and; (iv) an increase of Ps.3 million in the maintenance, repairs and services charge, among other items.

Operations Center in Israel

Real Estate. General and administrative expenses associated with the Real Estate segment increased from Ps.290 million during the year ended June 30, 2017 to Ps.363 million during the year ended June 30, 2018. This variation was mainly due to a 27% revaluation of the Shekel against the Argentine peso accompanied by a decrease in fees for services The general and administrative expenses associated with this segment measured as a percentage of the revenues maintained at 5.9%.

Supermarkets. General and administrative expenses associated with the Supermarket segment increased from Ps.627 million during the year ended June 30, 2017 to Ps.878 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the Shekel against the Argentine peso, (ii) the consolidation of New Pharm in the last quarter of the year and (iii) an increase in salary. The general and administrative expenses associated with the segment measured as a percentage of this segment's revenues remained mainly stable at 1.3% in fiscal year 2017 and 1.5% for fiscal year 2018.

Telecommunications. General and administrative expenses associated with the Telecommunications segment increased from Ps.1,592 million during the year ended June 30, 2017 to Ps.1,810 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the Shekel against the Argentine peso and (ii) a reduction in personnel expenses due to a downsizing of the company, which accompanied the fall in revenues in a search for improvements efficiency. The administrative and general expenses associated with the segment measured as a percentage of this segment's revenues decreased from 10% in fiscal year 2017 to 9.4% in fiscal year 2018.

Corporate. General and administrative expenses associated with the Corporate segment decreased from Ps.384 million during the year ended June 30, 2017 to Ps.374 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the Shekel against the Argentine peso, compensated by a decrease in the personnel and cost structure of DIC and IDBD, also accompanied by a reduction in Dolphin's legal fees.

Others. General and administrative expenses associated with the Others segment increased from Ps.280 million during the year ended June 30, 2017 to Ps.445 million during fiscal year 2018. This variation was due to (i) a 27% revaluation of the Shekel against the Argentine peso and an increase in the structure of Bartan and Epsilon.

Selling Expenses - Fiscal year 2018 compared to fiscal year 2017

The Company’s total selling expenses, according to business segment reporting, increased by 29.53%, from Ps.13,948 million in fiscal year 2017 to Ps.18,067 million in fiscal year 2018. This was mainly due to a Ps.149 million increase in the Agricultural Business and a Ps.3,970 million increase in the Urban Properties and Investments Business, attributable to a Ps.77 million rise in the Operations Center in Argentina and a Ps.3,893 million increase in the Operations Center in Israel.

Agricultural Business

Selling expenses associated with the Agricultural Business, according to the income statement, rose by 29.6%, from Ps.496 million in fiscal year 2017 to Ps.643 million in fiscal year 2018. This was due to increases of Ps.96 million and Ps.51 million in the Agricultural Production and Others segments, respectively.

In turn, selling expenses associated with our interests in joint ventures declined by 45.4% from Ps.2 million in fiscal year 2017 to Ps.1 million in fiscal year 2018, in connection with our Cresca S.A. joint venture.

On the other hand, inter-segment eliminations rose by 150.0% from Ps.2 million in fiscal year 2017 to Ps.5 million in fiscal year 2018.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, selling expenses increased by 29.8%, from Ps.500 million in fiscal year 2017 to Ps.649 million in fiscal year 2018.

Agricultural Production. Selling expenses associated with the Agricultural Production segment rose by Ps.98 million, from Ps.370 million in fiscal year 2017 to Ps.468 million in fiscal year 2018, mainly as a consequence of an increase of Ps.75 million in selling expenses for crops and Ps.14 million in selling expenses for cattle. Selling expenses, as a percentage of revenues derived from the Agricultural Production segment, fell from 16.8% in fiscal year 2017 to 13.0% in fiscal year 2018.

Others. Selling expenses associated with the Others segment increased by Ps.51 million, from Ps.130 million in fiscal year 2017 to Ps.181 million in fiscal year 2018, as a consequence of a Ps.18 million increase in selling expenses related to the operations of our subsidiary FYO, and a Ps.33 million increase in selling expenses related to the agro-industrial business. Selling expenses, as a percentage of revenues derived from the Others segment, fell from 7.6% in fiscal year 2017 to 7.3% in fiscal year 2018.

Urban Properties and Investments Business

Total selling expenses, according to the income statement, show an increase of Ps.656 million, from Ps.4,007 million during fiscal year 2017 to Ps.4,663 million during fiscal year 2018 (out of which Ps.16,986 million come from the Operations Center in Israel offset by the deconsolidation of Shufersal of Ps.12,749 million and Ps.426 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, selling expenses increased by 22.4%. Total consolidated selling expenses measured as a percentage of revenues from sales, leases and services, decreased from 14.8% for the year 2017 to 14.1% during the year 2018.

On the other hand, the selling expenses of our joint ventures increased Ps.1 million, from Ps.5 million in fiscal year 2017 to Ps.6 million during fiscal year 2018.

Furthermore, according to the information by segments (taking into account the selling expenses from our joint ventures and without considering those corresponding to the expenses of collective promotion fund or the expenses for operations inter- segments), the selling expenses increased Ps.3,970 million, from Ps.13,448 million during fiscal year 2017 to Ps.17,418 million during fiscal year 2018 (out of which Ps.16,986 million come from the Operations Center in Israel and Ps.432 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, selling expenses increased by 21.7%. Selling expenses measured as a percentage of revenues, according to information by segments, increased from 18.5% during fiscal year 2017 to 19.0% during fiscal year 2018.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 26.6%, from Ps.188 million during fiscal year 2017 to Ps.238 million during fiscal year 2018, mainly as a consequence of: (i) an increase in taxes, fees and contributions of Ps.28 million, due to higher expenses in the gross income tax; and (ii) an increase of Ps.22 million related to doubtful accounts. Selling expenses measured as a percentage of the revenues of the Shopping Malls segment increased from 6.2% during fiscal year 2017 to 6.5% during fiscal year 2018.

Offices. Selling expenses associated with our Offices segment increased by 23.9% from Ps.46 million during fiscal year 2017 to Ps.57 million during fiscal year 2018. This variation was generated mainly as a result of: (i) an increase in Ps.16 million in the charge of doubtful accounts and; (ii) an increase of Ps.4 million in taxes and contributions, partially offset by a decrease of Ps.10 million in advertising and other commercial expenses. Selling expenses associated with our Office segment, measured as a percentage of this segment's revenues, increased slightly, from 10.6% in fiscal year 2017 to 10.7% in fiscal year 2018.

Sales and developments. The selling expenses associated with the sales and development segment did not show variations between the years presented.

Hotels. Selling expenses associated with our Hotels segment increased 17.5%, from Ps.97 million during fiscal year 2017 to Ps.114 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.7 million salaries, social security and other personnel expenses; (ii) an increase of Ps.4 million in advertising and other commercial expenses; (iii) a higher charge of Ps.4 million in fees and compensation for services, among other items. The selling expenses associated with our Hotels segment measured as a percentage of this segment's revenues decreased, going from 13.4% during fiscal year 2017 to 11.7% during fiscal year 2018.

Others. Selling expenses associated with our Others segment decreased by 33.3% from Ps.3 million during fiscal year 2017 to Ps.2 million during fiscal year 2018, mainly due to a decrease in advertising, and other commercial expenses. The selling expenses associated with our Other segment measured as a percentage of this segment's revenues decreased considerably, from 50.0% during fiscal year 2017 to 11.1% during fiscal year 2018.

Operations Center in Israel

Real Estate. Selling expenses associated with the real estate segment increased from Ps.91 million during the year ended June 30, 2017 to Ps.115 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the Shekel against the Argentine Peso. The selling expenses associated with this segment measured as a percentage of revenues remained stable at 1.9% during the 2017 fiscal year and the 2018 fiscal year.

Supermarkets. Selling expenses associated with the Supermarket segment increased from Ps.9,517 million during the year ended June 30, 2017 to Ps.12,749 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the Shekel against the Argentine peso, and (ii) the consolidation of New Pharm in the last quarter of the 2018 fiscal year. Selling expense as a percentage of revenues increased slightly, from 20.1% during fiscal year 2017 to 21.1% during fiscal year 2018.

Telecommunications. Selling expenses associated with the Telecommunications segment increased from Ps.3,406 million during the year ended June 30, 2017 to Ps.3,974 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the Shekel against the Argentine peso, partially offset by (ii) a decrease in advertising expenses on the mobile phone line. Selling expenses associated with this segment measured as a percentage of revenues decreased, going from 21.3% in fiscal year 2017 to 20.5% in fiscal year 2018.

Others. Selling expenses associated with the Others segment increased from Ps.79 million during the year ended June 30, 2017 to Ps.148 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the Shekel against the Argentine peso and (ii) an increase in the marketing expenses of Bartan's new services.

Other Operating results, net - Fiscal year 2018 compared to fiscal year 2017

Our Other Operating results, net, according to business segment reporting, increased by Ps.1,145 million, from a loss of Ps.189 million in fiscal year 2017 to a gain of Ps.956 million in fiscal year 2018. This was mainly due to a Ps.492 million increase in profits from the Agricultural Business; a Ps.10 million increase in losses in the Urban Properties and Investments Business at the Operations Center in Argentina, and a Ps.663 million increase in the Operations Center in Israel from a loss of Ps.196 million to a gain of Ps.467 million.

Agricultural Business

Other Operating results, net associated with the Agricultural Business, according to the income statement, rose by 639.8% from a gain of Ps.77 million in fiscal year 2017 to a gain of Ps.570 million in fiscal year 2018.

On the other hand, inter-segment eliminations related to Other operating results, net rose by 50.0% from a loss of Ps.2 million in fiscal year 2017 to a loss of Ps.3 million in fiscal year 2018.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, Other operating results, net increased by Ps.492 million, from a gain of Ps.75 million in fiscal year 2017 to a gain of Ps.567 million in fiscal year 2018.

Agricultural Production. Other Operating results, net associated with our Agricultural Production segment fell by Ps.52 million, from a gain of Ps.70 million in fiscal year 2017 to a gain of Ps.18 million in fiscal year 2018, primarily as a result of BrasilAgro’s and Cresud’s commodity derivatives.

Land Transformation and Sales. Other Operating results, net from this segment rose by Ps.511 million, following Cresca’s spin-off.

Others. Other Operating results, net associated with the Others segment rose by Ps.33 million, from a gain of Ps.5 million in fiscal year 2017 to a gain of Ps.38 million in fiscal year 2018, primarily in connection with the operations of our subsidiary FYO.

Urban Properties and Investments Business

Other operating results, net, according to the income statement, registered an increase of Ps.787 million, going from a net loss of Ps.205 million during fiscal year 2017 to a net profit of Ps.582 million during fiscal year 2018 (which a loss of Ps.62 million comes from the Operations Center in Argentina and Ps.644 million from the Operations Center in Israel, including the effect of deconsolidating Shufersal).

Other operating results, net from our joint ventures, had a variation of Ps.24 million, going from a net income of Ps.5 million during fiscal year 2017 (assigned to the Sales and Development segment of the Operations Center in Argentina) to a net loss of Ps.19 million during fiscal year 2018 (out of which a loss of Ps.15 million is allocated to the Sales and Development segment and Ps.4 million is allocated to the Shopping Malls segment within the Operations Center in Argentina).

Furthermore, according to the information by segments (taking into account the other operating results, net from our joint ventures and without considering those corresponding to the operations between business segments), the line other operating results, net recorded an increase of Ps.653 million, from a net loss of Ps.264 million during fiscal year 2017 to a net profit of Ps.389 million during fiscal year 2018. Excluding the effect from the Operations Center in Israel, the other operating results decreased in Ps.10 million.

Operations Center in Argentina

Shopping Malls. The other operating results, net, of the Shopping Malls segment decreased by 1.7%, going from a loss of Ps.58 million during fiscal year 2017 to a loss of Ps.57 million during fiscal year 2018, mainly as a result of: (i) a lower expense related to donations of Ps.21 million, partially offset by: (ii) a higher expense for lawsuits and contingencies of Ps.12 million; and (iii) a higher income of Ps.6 million related to management fee. The other operating results, net, of this segment, as a percentage of this segment's revenues, decreased from 1.9% during fiscal year 2017 to 1.6% during fiscal year 2018.

Offices. The other operating results, net, associated with our Offices segment decreased by 66.7%, going from a Ps.12 million losses during fiscal year 2017 to a loss of Ps.4 million during fiscal year 2018, mainly as a consequence of an increase in the income from management fee of Ps.4 million and a decrease in the expenses of lawsuits and other contingencies of Ps.2 million, among other items. The other operating results, net, of this segment, as a percentage of revenues, decreased from 2.8% during fiscal year 2017 to 0.8% during fiscal year 2018.

Sales and developments. The other operating results, net, associated with our Sales and developments segment increased by 130.6%, going from a loss of Ps.36 million during fiscal year 2017 to a gain of Ps.11 million during fiscal year 2018, mainly as a result of an increase in income from the sale of property, plant and equipment of Ps.56 million, among other items. The other operating results, net, of this segment, as a percentage of this segment's revenues, went from 36.4% during fiscal year 2017 to 9.2% during fiscal year 2018.

Hotels. The other operating results, net, associated with the Hotels segment decreased by Ps.16 million, going from a loss of Ps.1 million during fiscal year 2017 to a loss of Ps.17 million during fiscal year 2018, mainly due to a higher expense related to claims and lawsuits and contingencies and others. The other operating results, net, of this segment, as a percentage of this segment's revenues increased from 0.1% in 2017 to 1.7% in 2018.

International. The other operating results, net, of this segment decreased by 185.2%, from a gain of Ps.27 million during fiscal year 2017 to a loss of Ps.23 million during fiscal year 2018, mainly due to the reset of the translation difference occurred in fiscal year 2017 and a decrease in revenue from management fees.

Others. The other operating results, net, associated with the Other segment did not show variations between the years presented.

Operations Center in Israel

Real Estate. The other operating results, net associated with the Real Estate segment increased from Ps.46 million during the year ended June 30, 2017 to Ps.98 million during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27% of the Shekel against the Argentine peso and (ii) result from the sale of fixed assets.

Supermarkets. The other operating results, net associated with the Supermarket segment increased from Ps.52 million losses during the year ended June 30, 2017 to Ps.177 million losses during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27% of the Shekel against the Argentine peso (ii) an impairment of property, plant and equipment.

Telecommunications. The other operating results, net associated with the Telecommunications segment went from Ps.36 million losses during the year ended June 30, 2017 to Ps.140 million gain during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27% of the Shekel against the Argentine peso, offset by (ii) the sale of the subsidiary Rimon.

Corporate. The other operating results, net associated with the Corporate segment went from Ps.48 million losses during the year ended June 30, 2017 to Ps.434 million gain during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27% of the Shekel against the Argentine peso, offset by (ii) the favorable outcome of the trial won related to Ma ' ariv.

Others. The other operating results, net associated with the Others segment went from Ps.106 million losses during the year ended June 30, 2017 to Ps.28 million losses during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27% of the Shekel against the Argentine peso, and (ii) a decrease in research and development expenses.

Management fees – Fiscal year 2018 compared to fiscal year 2017

The Company entered into a management agreement with Consultores Asset Management S.A., which provides for the payment of a fee equivalent to 10% of our profits as advisory fees in connection with all kinds of matters related to businesses and investments in the agricultural, real estate, financial, hotel and other sectors. Management fees amounted to Ps.554 million and Ps.200 million in fiscal year 2018 and 2017, respectively.

Profit from Operations - Fiscal year 2018 compared to fiscal year 2017

Our total consolidated profit from operations, according to the income statement, rose by 263.0% from Ps.8,255 million in fiscal year 2017 to Ps.29,964 million in fiscal year 2018.

Total loss from operations from our joint ventures rose by 251.7%, from Ps.203 million in fiscal year 2017 to Ps.714 million in fiscal year 2018, primarily as a consequence of a decline in net income from changes in fair value of investment properties.

On the other hand, profit from operations related to common maintenance expenses and collective promotion fund rose by 159.0%, from a loss of Ps.227 million in fiscal year 2017 to a loss of Ps.588 million in fiscal year 2018.

Profits from operations derived from inter-segment operations did not experience significant changes.

Hence, according to business segment reporting (considering the profit from operations from all our joint ventures and without considering the profit from operations related to common maintenance expenses and collective promotion fund and inter-segment operations), profit from operations rose by 223.8% from Ps.10,356 million in fiscal year 2017 (with Ps.348 million being attributable to the Agricultural Business, and Ps.3,224 million and Ps.6,784 to the Operations Center in Israel and the Operations Center in Argentina, respectively, both centers of the Urban Properties and Investments Business) to Ps.33,533 million in fiscal year 2018 (with Ps.2,474 million being attributable to the Agricultural Business, and Ps.6,956 million and Ps.24,103 million to the Operations Center in Israel and the Operations Center in Argentina, respectively, both centers of the Urban Properties and Investments Business).

Agricultural Business

Profits from operations from the Agricultural Business increased by Ps.2,126 million (or 610.9%), from a gain of Ps.348 million in fiscal year 2017 to a gain of Ps.2,474 million in fiscal year 2018.

Agricultural Production. Profit from operations from the Agricultural Production segment increased by Ps.1,218 million, from a loss of Ps.114 million in fiscal year 2017 to a gain of Ps.1,104 million in fiscal year 2018.

Land Transformation and Sales. Profit from operations from the Land Transformation and Sales segment increased by Ps.901 million, from a gain of Ps.599 million in fiscal year 2017 to a loss of Ps.1,500 million in fiscal year 2018.

Corporate. Profit from operations from the Corporate segment declined by Ps.5 million from a loss of Ps.84 million in fiscal year 2017 to a loss of Ps.89 million in fiscal year 2018.

Others. Profit from operations from the Others segment fell by Ps.12 million from a loss of Ps.53 million in fiscal year 2017 to a loss of Ps.41 million in fiscal year 2018.

Urban Properties and Investments Business

Profit from operations in this segment increase by Ps.21.051 million, from a profit of Ps.10,008 million in fiscal year 2017 to a profit of Ps.31,059 million in fiscal year 2018. The increase is due to an increase of Ps.17,319 million in the Operations Center in Argentina and an increase of Ps.3,732 million in the Operations Center in Israel.

Operations Center in Argentina

Shopping Malls. The operating result of Shopping Malls increased by 230.2% during fiscal year 2018, from Ps.4,258 million during fiscal year 2017 to Ps.14,060 million during fiscal year 2018. The operating result of the Shopping Malls segment as a percentage of the segment's revenues increased from 139.7% during fiscal year 2017 to 383.6% during fiscal year 2018.

Offices. The operating result corresponding to our Offices segment increased by 219.4%, going from a profit of Ps.1,650 million during fiscal year 2017 to a profit of Ps.5,270 million during fiscal year 2018. The variation is mainly due to an increase of Ps.3,645 million profit from the result of changes fair value of investment properties. The operating result of the Offices segment as a percentage of the segment's revenues increased from 380.2% during fiscal year 2017 to 990.6% during fiscal year 2018.

Sales and developments. The operating result corresponding to our Sales and Developments segment increased by 489.0%, going from Ps.808 million gain during fiscal year 2017 to Ps.4,759 million during fiscal year 2018. This increase is mainly due to higher revenues resulting from the sales of Beruti apartments and parking units, floors and parking units of Maipú 1300, Libertador 498 and Intercontinental Plaza office building and the sale of Baicom’s land and also, by the net results of changes in the fair value of investment properties, which were partially offset by an increase in costs and general and administrative expenses. The operating result of the Sales and development segment as a percentage of the segment's revenues increased from 816.2% during fiscal year 2017 to 3965.8% during fiscal year 2018.

Hotels. The operating result corresponding to the Hotels segment showed an increase of 212.5%, going from a profit of Ps.8 million in fiscal year 2017 at a gain of Ps.25 million during fiscal year 2018. This increase is mainly due to the increase in the average room rate of our hotel portfolio (measured in pesos), generating an increase in revenues. The operating result of the Hotels segment as a percentage of the segment's revenues increased from 1.1% during fiscal year 2017 to 2.6% during fiscal year 2018.

International. The operating result corresponding to our International segment decreased by 331.3%, going from a loss of Ps.16 million during fiscal year 2017 to a loss of Ps.69 million during fiscal year 2018. This variation is due to an increase in expenses general and administrative costs and a decrease in other operating results.

Corporate. The operating result corresponding to our Corporate segment varied by 14.4%, going from a loss of Ps.132 million during fiscal year 2017 to a loss of Ps.151 million during fiscal year 2018, mainly affected by general and administrative expenses.

Others. The operating result corresponding to our Others segment presented an increase of Ps.1 million, going from a gain of Ps.208 million during fiscal year 2017 to a gain of Ps.209 million during fiscal year 2018. The variation is mainly due to a Ps.237 million increase in income from the result of changes in the fair value of investment properties (mainly generated by La Adela). The operating result of the Other segment as a percentage of the segment's revenues increased from 3466.7% during fiscal year 2017 to 1161.1% during fiscal year 2018.

Operations Center in Israel

Real Estate. The operating result of the Real Estate segment increased from Ps.2,511 million during the fiscal year 2017 to Ps.5,177 million during fiscal year 2018. This variation was due to (i) a revaluation of 27% of the Shekel against the Argentine peso, (ii) the occupation of projects in Israel, (iii) an increase in the number of square meters occupied and (iv) a gain related to changes in the fair value of investment properties.

Supermarkets. The operating result of the Supermarkets segment increased from Ps 1,762 million during the fiscal year 2017 to Ps 2,267 million during the fiscal year 2018. This variation was due to (i) a revaluation of 27% of the Shekel against the Argentine peso, and (ii) the increase in the participation of the Shufersal brand, the improvement in commercial terms and the distribution channels and a better mix in the components of the basket.

Telecommunications. The operating result of the Telecommunications segment increased from a loss of Ps.253 million during the fiscal year 2017 to a loss of Ps.196 million during fiscal year 2018. This variation was due to (i) a revaluation of 27% of the Shekel against to the Argentine peso, (ii) increase in television subscribers and (iii) the continuous erosion in service revenues, which was partially offset by the decrease in operating expenses, due to the efficiency measures implemented by Cellcom.

Corporate. Operating income of the Corporate segment increased from a loss of Ps.432 million during the fiscal year 2017 to a gain of Ps.60 million during fiscal year 2018. This variation was due to (i) a revaluation of 27% of the Shekel against the Argentine peso, and (ii) the positive outcome of Ma'ariv's trial.

Others. The operating result of the Others segment went from a loss of Ps.364 million during the fiscal year 2017 to a loss of Ps.352 million during the fiscal year 2018. This variation was due to (i) a revaluation of 27% of the Shekel compared to the Argentine peso, and (ii) an increase in the income of Bartan and Epsilon.

Share of profit/(loss) of associates and joint ventures - Fiscal year 2018 compared to fiscal year 2017

Share of profit (loss) of associates and joint ventures, according to the income statement, fell by 728.1%, from a gain of Ps.96 million in fiscal year 2017 to a loss of Ps.603 million in fiscal year 2018.

In addition, our share of profit (loss) from our interests in joint ventures, primarily from Cresca S.A. (Agricultural Production segment), Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment); and Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment), experienced a 361.4% increase, from a gain of Ps.153 million in fiscal year 2017 to a gain of Ps.706 million in fiscal year 2018, mainly attributable to profits derived from our Cresca S.A. and Quality S.A. joint ventures.

According to business segment reporting, our share of profit/(loss) of associates and joint ventures declined by Ps.1,308 million from a gain of Ps.19 million in fiscal year 2017 to a loss of Ps.1,289 million in fiscal year 2018 (out of which a gain of Ps.23 million is attributable to the Agricultural Business, and losses in the amount of Ps.1,269 million and Ps.43 million are attributable to the Operations Center in Argentina and the Operations Center in Israel, respectively, both of them from the Urban Properties and Investments Business).

Agricultural Business

Agricultural Production. The profit from our interests in associates in this segment rose by 100.0% from a gain of Ps.12 million in fiscal year 2017 to a gain of Ps.24 million in fiscal year 2018, due to the profit from the investment in Agro-Uranga S.A.

Others. The loss from our interests in associates in this segment declined by 75.0% from a loss of Ps.4 million in fiscal year 2017 to a loss of Ps.1 million in fiscal year 2018, due to the profits from the investment in Agrofy Global.

Urban Properties and Investments Business

Operations Center in Argentina

Shopping Malls. In the information by segments, the share of profit / (loss) of associates and joint ventures Nuevo Puerto Santa Fe S.A. it is exposed consolidated, line by line in this segment.

Offices. In the information by segments, share of profit / (loss) of associates and joint ventures Quality S.A. it is exposed consolidated, line by line in this segment.

Sales and developments. The share of profit / (loss) of associates and joint ventures Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. are exposed consolidated line by line. The result from our participation in our associate Manibil S.A., which are disclosed in this line, increased by Ps.12 million, from Ps.14 million during fiscal year 2017 to Ps.26 million during fiscal year 2018.

Hotels. This segment does not present results from the participation in associates and joint ventures.

International. The negative result generated by our stake in associates of this segment increased by 881.1%, going from a loss of Ps.196 million during fiscal year 2017 to a loss of Ps.1,923 million during fiscal year 2018, mainly generated by a negative result of our investment in New Lipstick LLC of Ps.1,916 million.

Others. The positive result generated by our participation in associates of the Other segment, increased by 613.6%, from Ps.88 million during fiscal year 2017 to Ps.628 million during fiscal year 2018, mainly as a result of a gain from of our investments in the BHSA for Ps.618 million and Entertainment Holdings S.A. for Ps.14 million.

Operations Center in Israel

Real estate. The positive result share of profit of associates and joint ventures of this segment increased from Ps.46 million during the year ended June 30, 2017 to Ps.167 million in the year ended June 30, 2018 due to an improvement presented by Mehadrin and Pbel in their results.

Supermarkets. The positive result share of profit of associates and joint ventures of this segment decreased from Ps.75 million during the year ended June 30, 2017 to Ps.20 million in the year ended June 30, 2018 due to a drop in the investment performance of associates.

Others. The negative result generated bu our share of profit of associates and joint ventures of this segment increased from Ps.16 million during the year ended June 30, 2017 to Ps.230 million in the year ended June 30, 2018 due to the low performance of Elron's investments.

Financial results, net - Fiscal year 2018 compared to fiscal year 2017

Our financial results, net rose by Ps.19,124 million, from a loss of Ps.4,703 million in fiscal year 2017 to a loss of Ps.23,827 million in fiscal year 2018. This was primarily due to (i) a Ps.11,187 million increase in exchange losses in the Agricultural Business and in the Operations Center in Argentina within the Urban Properties and Investments Business, primarily attributable to the currency depreciation that took place in the current fiscal year; (ii) a Ps.2,228 million increase in losses in Israel in connection with December's debt swap, and (iii) a Ps.4,261 million decline in income from fair value measurement of financial assets and liabilities in Israel, mostly attributable to changes in fair value measurement of CLAL’s shares (a loss of NIS 243 million in 2018 vis-a-vis a gain of NIS 613 million in 2017).

There was a 73.5% fluctuation in the US-dollar selling exchange rate during fiscal year 2018 (increasing from Ps.16.630 to US$ 1 as of June 30, 2017 to Ps.28.850 to US$ 1 as of June 30, 2018) relative to the previous fiscal year, when the US$/Ps.exchange rate had fluctuated 10.6% only (from Ps.15.040 to US$ 1 as of June 30, 2016 to Ps.16.630 to US$ 1 as of June 30, 2017).

Income tax - Fiscal year 2018 compared to fiscal year 2017

The Company applies the deferred tax method to calculate the income tax corresponding to the periods presented, recognizing in this way the temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of Ps.2,713 million during fiscal year 2017, to a loss of Ps.233 million during fiscal year 2018, out of which a gain of Ps.384 million come from the Agricultural Business and a gain of Ps.151 million from the Urban Properties and Investments Business, attributable to a gain of Ps.828 million in the Operations Center in Israel and a loss of Ps.677 million in the Operations Center in Argentina. The variation is mainly due to the impact in the deffered income tax of the Argentina and United States tax reforms offset by the increase in profit before income tax of the year.

Profit for the year - Fiscal year 2018 compared to fiscal year 2017

As a result of the factors described above, the profit of the year, including the effect of discontinued operations, went from a profit of Ps.5,028 million during fiscal year 2017 to a profit of Ps.17,780 million during fiscal year 2018. Profit / (loss) for the fiscal year attributable to the controlling company’s shareholders went from a profit of Ps.1,511 million in fiscal year 2017 to a profit of Ps.5,392 million in fiscal year 2018; and The non-controlling interest in controlled companies went from a profit of Ps.3,517 million in fiscal year 2017 to a profit of Ps.12,388 million in fiscal year 2018.

Results of Operations for the fiscal years ended June 30, 2017 and 2016

Below is a summary of the Company's business lines and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2017 and 2016

				Urban Properties and Investment business
	Operations Center in Argentina			Operations Center in Israel			Agricultural business			Subtotal			Total segment information			Joint ventures (i)			discontinued operations (ii)			Adjustments (iii)			Elimination			Total Statement of Income / Financial Position
	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.
(in million of Ps.)
Revenues	3,915	2,909	1,006	4,311	3,284	1,027	68,422	27,077	41,345	72,733	30,361	42,372	76,648	33,270	43,378	(72)	(89)	17	(47,168)	(18,607)	(28,561)	1,490	1,194	296	(152)	(146)	(6)	30,746	15,622	15,124
Costs	(3,395)	(2,493)	(902)	(910)	(659)	(251)	(49,110)	(19,252)	(29,858)	(50,020)	(19,911)	(30,109)	(53,415)	(22,404)	(31,011)	45	74	(29)	35,488	14,063	21,425	(1,517)	(1,207)	(310)	69	94	(25)	(19,330)	(9,380)	(9,950)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	127	376	(249)	-	-	-	-	-	-	-	-	-	127	376	(249)	8	(26)	34	-	-	-	-	-	-	69	51	18	204	401	(197)
Changes in the net realizable value of agricultural products after harvest	(74)	208	(282)	-	-	-	-	-	-	-	-	-	(74)	208	(282)	-	-	-	-	-	-	-	-	-	-	-	-	(74)	208	(282)
Gross profit / (loss)	573	1,000	(427)	3,401	2,625	776	19,312	7,825	11,487	22,713	10,450	12,263	23,286	11,450	11,836	(19)	(41)	22	(11,680)	(4,544)	(7,136)	(27)	(13)	(14)	(14)	(1)	(13)	11,546	6,851	4,695
Net gain from fair value adjustment of investment properties	331	22	309	4,489	18,167	(13,678)	374	(271)	645	4,863	17,896	(13,033)	5,194	17,918	(12,724)	(193)	(379)	186	(113)	(23)	(90)	-	-	-	-	-	-	4,888	17,516	(12,628)
Gain from disposal of farmlands	280	(2)	282	-	-		-	-		-	-	-	280	(2)	282	-	-	-	-	-	-	-	-	-	-	-	-	280	(2)	282
General and administrative expenses	(411)	(315)	(96)	(683)	(487)	(196)	(3,173)	(1,360)	(1,813)	(3,856)	(1,847)	(2,009)	(4,267)	(2,162)	(2,105)	7	5	2	624	200	424	-	-	-	8	7	1	(3,628)	(1,950)	(1,678)
Selling expenses	(500)	(338)	(162)	(355)	(264)	(91)	(13,093)	(5,442)	(7,651)	(13,448)	(5,706)	(7,742)	(13,948)	(6,044)	(7,904)	7	8	(1)	9,434	3,862	5,572	-	-	-	4	1	3	(4,503)	(2,173)	(2,330)
Other operating results, net	75	(80)	155	(68)	(12)	(56)	(196)	(32)	(164)	(264)	(44)	(220)	(189)	(124)	(65)	(5)	(2)	(3)	64	19	45	-	-	-	2	(3)	5	(128)	(110)	(18)
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(200)	(534)	334	-	-	-	(200)	(534)	334
Profit / (Loss) from operations	348	287	61	6,784	20,029	(13,245)	3,224	720	2,504	10,008	20,749	(10,741)	10,356	21,036	(10,680)	(203)	(409)	206	(1,671)	(486)	(1,185)	(227)	(547)	320	-	4	(4)	8,255	19,598	(11,343)
Share of (loss) / profit of associates and joint ventures	8	23	(15)	(94)	126	(220)	105	123	(18)	11	249	(238)	19	272	(253)	153	262	(109)	(76)	-	(76)	-	-	-	-	-	-	96	534	(438)
Segment profit / (loss)	356	310	46	6,690	20,155	(13,465)	3,329	843	2,486	10,019	20,998	(10,979)	10,375	21,308	(10,933)	(50)	(147)	97	(1,747)	(486)	(1,261)	(227)	(547)	320	-	4	(4)	8,351	20,132	(11,781)

Agricultural business

Below is a summary analysis of the business lines of the Agricultural business for the years ended June 30, 2017 and 2016

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.
	(in million of Ps.)
Revenues	2,197	1,765	432	-	-	-	-	-	-	1,718	1,144	574	3,915	2,909	1,006
Costs	(1,810)	(1,419)	(391)	(11)	(9)	(2)	-	-	-	(1,574)	(1,065)	(509)	(3,395)	(2,493)	(902)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	127	376	(249)	-	-	-	-	-	-	-	-	-	127	376	(249)
Changes in the net realizable value of agricultural products after harvest	(74)	208	(282)	-	-	-	-	-	-	-	-	-	(74)	208	(282)
Gross profit / (loss)	440	930	(490)	(11)	(9)	(2)	-	-	-	144	79	65	573	1,000	(427)
Net gain from fair value adjustment of investment properties	-	-	-	331	22	309	-	-	-	-	-	-	331	22	309
Gain from disposal of farmlands	-	-	-	280	(2)	282	-	-	-	-	-	-	280	(2)	282
General and administrative expenses	(254)	(185)	(69)	(1)	(1)	-	(84)	(76)	(8)	(72)	(53)	(19)	(411)	(315)	(96)
Selling expenses	(370)	(248)	(122)	-	-	-	-	-	-	(130)	(90)	(40)	(500)	(338)	(162)
Other operating results, net	70	(82)	152	-	-	-	-	-	-	5	2	3	75	(80)	155
Profit / (Loss) from operations	(114)	415	(529)	599	10	589	(84)	(76)	(8)	(53)	(62)	9	348	287	61
Share of profit of associates and joint ventures	12	26	(14)	-	-	-	-	-	-	(4)	(3)	(1)	8	23	(15)
Segment profit / (loss)	(102)	441	(543)	599	10	589	(84)	(76)	(8)	(57)	(65)	8	356	310	46

Operations Center in Argentina

Below is a summary analysis of the business lines of the Operations Center in Argentina for the years ended June 30, 2017 and 2016

	Shopping Malls			Offices			Sales and developments			Hotels			Internacional			Corporate			Others			Total
	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.
	(in million of Ps.)
Revenues	3,047	2,409	638	434	332	102	99	8	91	725	534	191	-	-	-	-	-	-	6	1	5	4,311	3,284	1,027
Costs	(350)	(250)	(100)	(29)	(25)	(4)	(43)	(20)	(23)	(484)	(362)	(122)	-	-	-	-	-	-	(4)	(2)	(2)	(910)	(659)	(251)
Gross profit / (loss)	2,697	2,159	538	405	307	98	56	(12)	68	241	172	69	-	-	-	-	-	-	2	(1)	3	3,401	2,625	776
Net gain from fair value adjustment of investment properties	2,068	16,132	(14,064)	1,373	1,226	147	849	773	76	-	-	-	-	-	-	-	-	-	199	36	163	4,489	18,167	(13,678)
General and administrative expenses	(261)	(179)	(82)	(70)	(85)	15	(40)	(24)	(16)	(135)	(103)	(32)	(43)	(24)	(19)	(132)	(72)	(60)	(2)	-	(2)	(683)	(487)	(196)
Selling expenses	(188)	(145)	(43)	(46)	(24)	(22)	(21)	(23)	2	(97)	(69)	(28)	-	-	-	-	-	-	(3)	(3)	-	(355)	(264)	(91)
Other operating results, net	(58)	(63)	5	(12)	(6)	(6)	(36)	(34)	(2)	(1)	(2)	1	27	92	(65)	-	-	-	12	1	11	(68)	(12)	(56)
Profit / (Loss) from operations	4,258	17,904	(13,646)	1,650	1,418	232	808	680	128	8	(2)	10	(16)	68	(84)	(132)	(72)	(60)	208	33	175	6,784	20,029	(13,245)
Share of profit of associates and joint ventures	-	-	-	-	-	-	14	5	9	-	-	-	(196)	(130)	(66)	-	-	-	88	251	(163)	(94)	126	(220)
Segment profit / (loss)	4,258	17,904	(13,646)	1,650	1,418	232	822	685	137	8	(2)	10	(212)	(62)	(150)	(132)	(72)	(60)	296	284	12	6,690	20,155	(13,465)

Operations Center in Israel

Below is a summary analysis of the business lines of the Operations Center in Israel for the years ended June 30, 2017 and 2016

	Real Estate			Supermarkets			Telecommunications			Corporate			Others			Total
	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	06.30.17	06.30.16	Var.	30.06.17	30.06.16	Var.
	(in million of Ps.)
Revenues	4,918	1,538	3,380	47,277	18,610	28,667	15,964	6,655	9,309	-	-	-	263	274	(11)	68,422	27,077	41,345
Costs	(2,333)	(467)	(1,866)	(35,432)	(14,076)	(21,356)	(11,183)	(4,525)	(6,658)	-	-	-	(162)	(184)	22	(49,110)	(19,252)	(29,858)
Gross profit / (loss)	2,585	1,071	1,514	11,845	4,534	7,311	4,781	2,130	2,651	-	-	-	101	90	11	19,312	7,825	11,487
Net gain from fair value adjustment of investment properties	261	(294)	555	113	23	90	-	-	-	-	-	-	-	-	-	374	(271)	645
General and administrative expenses	(290)	(100)	(190)	(627)	(203)	(424)	(1,592)	(708)	(884)	(384)	(321)	(63)	(280)	(28)	(252)	(3,173)	(1,360)	(1,813)
Selling expenses	(91)	(29)	(62)	(9,517)	(3,907)	(5,610)	(3,406)	(1,493)	(1,913)	-	-	-	(79)	(13)	(66)	(13,093)	(5,442)	(7,651)
Other operating results, net	46	(19)	65	(52)	(13)	(39)	(36)	-	(36)	(48)	-	(48)	(106)	-	(106)	(196)	(32)	(164)
Profit / (Loss) from operations	2,511	629	1,882	1,762	434	1,328	(253)	(71)	(182)	(432)	(321)	(111)	(364)	49	(413)	3,224	720	2,504
Share of profit of associates and joint ventures	46	226	(180)	75	-	75	-	-	-	-	-	-	(16)	(103)	87	105	123	(18)
Segment profit / (loss)	2,557	855	1,702	1,837	434	1,403	(253)	(71)	(182)	(432)	(321)	(111)	(380)	(54)	(326)	3,329	843	2,486

Revenues - Fiscal year 2017 compared to fiscal year 2016

Total revenues from sales, rentals and services, according to business segment reporting, rose by 130.4%, from Ps.33,270 million in fiscal year 2016 to Ps.76,648 million in fiscal year 2017. This was mainly due to a Ps.1,006 million increase in the Agricultural Business and a Ps.42,372 million increase in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps.41,345 million and to the Operations Center in Argentina by Ps.1,027 million.

Agricultural Business

Total revenues, according to the income statement, rose by 38.1%, from Ps.2,710 million in fiscal year 2016 to Ps.3,742 in fiscal year 2017, as consequence of: a Ps.474 million increase and a Ps.558 million increase in the Agricultural Production segment and in the Others segment, respectively.

In turn, revenues from our interests in joint ventures declined by 50% from Ps.60 million in fiscal year 2016 to Ps.30 million in fiscal year 2017, mainly as a consequence of a 74.5% decline in crops sold in Cresca, from Ps.51 million in fiscal year 2016 to Ps.13 million in fiscal year 2017.

On the other hand, inter-segment revenues rose by 2.9%, from Ps.139 million in fiscal year 2016 to Ps.143 million in fiscal year 2017, mainly as a result of the leases of croplands between our subsidiary BrasilAgro and its subsidiaries, which were reclassified from the Agricultural Production segment to the Rentals and Services segment and also as a result of revenues from cattle sales to our subsidiary Carnes Pampeanas, which was reclassified from the Agricultural Production segment to the Others segment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, revenues increased by 34.6%, from Ps.2,909 million in fiscal year 2016 to Ps.3,915 million in fiscal year 2017.

Agricultural Production. Total revenues from the Agricultural Production segment rose by 24.4% from Ps.1,765 million in fiscal year 2016 to Ps.2,197 million in fiscal year 2017, primarily as a consequence of:

● a Ps.249 million increase in revenues from crop sales, as a result of a 36.9% increase in the average price of crops sold, from Ps.2,226 per ton in fiscal year 2016 to Ps.3,049 per ton in fiscal year 2017; partially offset by a decline of 57,807 tons in the volume of crops sold during fiscal year 2017 compared to the previous fiscal year;

● a Ps.61 million increase in revenues from sugarcane sales, mainly attributable to a 62.3% rise in the average price of sugarcane sold, from Ps.241.2 per ton in fiscal year 2016 to Ps.391.5 per ton in fiscal year 2017; and a decline of 312,880 tons (25.7%) in the volume of sugarcane sold in fiscal year 2017 compared to the previous fiscal year, primarily attributable to BrasilAgro;

● a Ps.61 million increase in rental and services revenues, primarily attributable to a 450% increase in revenues from seed production primarily caused by an increase in the number of hectares used for agricultural purposes, and an 11% increase in the selling price; offset by a 18% decline in the average yield; and

● a Ps.61 million increase in revenues from sales of cattle and milk.

Others. Total revenues from the Others segment increased by 50.2% from Ps.1,144 million in fiscal year 2016 to Ps.1,718 million in fiscal year 2017, as a consequence of:

● a Ps.358 million rise in revenues from the Agro-industrial segment, primarily as a consequence of a 30.3% increase in exports, a 35.3% increase in sales to the domestic market, and a 50% increase in sales of by-products. Domestic consumption prices exhibited an upward trend and were 23% higher than in fiscal year 2016. Export prices rose by 21.03% in Argentine Pesos in fiscal year 2017 compared to 2016, with an 8.5% increase in the slaughtering volume, from 6,415 head per month in fiscal year 2016 to 6,960 in fiscal year 2017;

● a Ps.65 million increase in sales of supplies;

● a Ps.77 million increase in sales on consignment;

● a Ps.4 million rise in commodity brokerage services;

● a Ps.42 million increase in supply and crop exchange transactions; and

● a Ps.35 million rise in coverage, advertising, storage and other services.

Urban Properties and Investments Business

Revenues from sales, leases and services, according to the income statement increased by Ps.14,092 million, a 109.1% up from Ps.12,912 million during fiscal year 2016 to Ps.27,004 million during fiscal year 2017 (out of which Ps.68,422 million were generated the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.47.168 and Ps.5,750 million were generated in the Operations Center in Argentina).

Revenues from sales, leases and services in the operations Center In Israel are not comparable year to year due to two main factors: (i) the results of operations for the fiscal year ended June 30, 2016 include only six months of operations from the operations from the Operations center in Israel, from October 11, 2015 (the date we acquired control of IDBD) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016,) while the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the operations centers in Israel, from April 1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1st, 2017 and June 30, 2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operation Center in Israel and the Argentine Peso, our reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

In turn, revenues from expenses and collective promotion fund increased by 24.8%, from Ps.1,194 million (of which Ps.1,101 million are allocated to the Shopping Malls segment and Ps.93 million are allocated to the Offices segment within the Operations Center in Argentina) during fiscal year 2016 to Ps.1,490 million (of which Ps.1,375 million are allocated to the Shopping Malls segment and Ps.115 million are allocated to the Offices segment within the Operation Center in Argentina) during fiscal year 2017.

Furthermore, revenues from interests in our joint ventures showed a 41.4% increase, up from Ps.29 million during fiscal year 2016 (of which Ps.20 million are allocated to the Shopping Malls segment, Ps.4 million to the Offices segment, and Ps.5 million to the Sales and Developments segment within the Operations Center in Argentina) to Ps.41 million during fiscal year 2017 (of which Ps.26 million are allocated to the Shopping Malls segment, Ps.14 million to the Offices segment, and Ps.1 million to the Sales and Developments segment within the Operations Center in Argentina) during fiscal year 2017.

Finally, inter-segment revenues increased by 42.9%, from Ps.7 million during fiscal year 2016 (of which Ps.6 million are allocated to the Offices segment and Ps.1 million to the Hotels segment within the Operations Center in Argentina) to Ps.10 million during fiscal year 2017 (of which Ps.7 million are allocated to the Offices segment and Ps.3 million to the Hotels segment within the Operations Center in Argentina).

Thus, according to business segment reporting (taking into consideration the revenues from our joint ventures and without considering the revenues from expenses and collective promotion fund or inter-segment revenues), revenues grew by Ps.42,372 million from Ps.30,361 million during fiscal year 2016 to Ps.72,733 million during fiscal year 2017 (of which Ps.68,422 million are derived from the Operations Center in Israel and Ps.4,311 million are derived from the Operations Center in Argentina).

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment increased by 26.5% from Ps.2,409 million during the 2016 fiscal year to Ps.3,047 million during the 2017 fiscal year. This increase is mainly attributable to: (i) an increase of Ps.408 million in revenues from fixed and variable leases as a result of a 19.4% increase in our tenants' total sales, which went from Ps.42 million during fiscal year 2016 to Ps.50 million during fiscal year 2017; (ii) an increase of Ps.55 million in revenue from admission rights, (iii) an increase of Ps.40 million in parking revenues, and (iv) an increase of Ps.135 million in fee income, among other concepts.

Offices. Revenues from the Offices segment increased by 30.7% from Ps.332 million in 2016 to Ps.434 million in fiscal year 2017. They were affected by the partial sales of investment properties made during the year 2017, which generated a reduction in the total leasable area of the segment. Lease revenue increased by 28.8%, from Ps.324 million during the year ended June 30, 2016 to Ps.419 million during the year ended June 30, 2017, mainly as a result of the devaluation.

Sales and developments. Revenues from the Sales and Developments segment registered an increase of Ps.91 million, from Ps.8 million during fiscal year 2016 to Ps.99 million during fiscal year 2017. This segment often varies significantly from one period to another due to the no recurrence of the different sales operations carried out by the Company over time. This increase is mainly due to the sales of the Beruti flats and parking spaces in Rosario.

Hotels. Revenues from our Hotels segment increased 35.8% from Ps.534 million in 2016 to Ps.725 million in 2017, mainly due to an increase in the average room rate of our hotel portfolio (measured in pesos).

Others. Revenues from our Others segment increased 500.0% from Ps.1 million in 2016 to Ps.6 million in 2017.

Operations Center in Israel

Real estate. Revenues from the Real estate segment increased from Ps.1,538 million during fiscal year 2016 to Ps.4,918 million during fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24 % of the Shekel against the Argentine peso, and (iii) an increase in the occupancy of the residential apartments during 2017, which allowed the sale to be accounted for.

Supermarkets. Revenue from the Supermarket segment increased from Ps.18,610 million during the fiscal year 2016 to Ps.47,277 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the Shekel against the Argentine peso.

Telecommunications. Revenues from the Telecommunications segment increased from Ps.6,655 million during the fiscal year 2016 to Ps.15,964 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the Shekel against the Argentine peso.

Others. Others segment revenues decreased from Ps.274 million during fiscal year 2016 to Ps.263 million during fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the Shekel against the Argentine peso, and (iii) the sale of some DIC’s assets that generate income.

Costs - Fiscal year 2017 compared to fiscal year 2016

The costs, according to business segment reporting, rose by 138.4%, from Ps.22,404 million in fiscal year 2016 to Ps.53,415 million in fiscal year 2017. This was due to a Ps.902 million increase in the Agricultural Business and a Ps. 30,109 million increase in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps. 29,858 million and to the Operations Center in Argentina by Ps. 251 million.

Agricultural Business

Total costs, according to the income statement, rose by 40.7%, from Ps. 2,344 million in fiscal year 2016 to Ps. 3,299 million in fiscal year 2017, as a consequence of: a Ps. 427 million rise in the Agricultural Production segment; a Ps. 2 million increase in the Land Transformation and Sales segment, and a Ps. 526 million increase in the Others segment.

In turn, the cost of our joint ventures experienced a net decline of Ps. 34 million, from Ps. 61 million in fiscal year 2016 to Ps. 27 million in fiscal year 2017, mainly as a consequence of a Ps. 40 million decrease in the costs of Cresca’s crops, from Ps. 51 million in fiscal year 2016 to Ps. 11 million in fiscal year 2017.

Similarly, inter-segment costs fell by Ps. 19 million, from Ps. 88 million in fiscal year 2016 to Ps. 69 million in fiscal year 2017, mainly as a result of the decline in costs of cattle sales during the year with our subsidiary Carnes Pampeanas, which were reclassified from revenues from the Agricultural Production segment (Cattle business) to costs of the Others segment (Agro-industrial business). Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, costs increased by 36.2%, from Ps. 2,493 million in fiscal year 2016 to Ps. 3,395 million in fiscal year 2017.

Agricultural Production. Costs from the Agricultural Production segment rose by 27.6% from Ps. 1,419 million in fiscal year 2016 to Ps. 1,810 million in fiscal year 2017, primarily as a consequence of:

● a Ps. 238 million increase in costs of crop sales, mainly attributable to a 11.2% decline in the volume of tons sold relative to the previous fiscal year; offset by a 41% rise in the average cost per ton of crops sold in fiscal year 2017, from Ps. 1,817 in fiscal year 2016 to Ps. 2,563 in fiscal year 2017, due to the higher average market price for crops;

● a Ps. 89 million rise in costs of sugarcane sales, primarily attributable to a 80.3% increase in the average price per ton of sugarcane sold in fiscal year 2017, from Ps. 215.3 per ton in fiscal year 2016 to Ps. 388.2 per ton in fiscal year 2017; offset by a decline of 312,880 tons of sugarcane sold during fiscal year 2017 compared to the previous fiscal year, particularly, by our subsidiary BrasilAgro;

● a Ps. 57 million increase in costs of sale of cattle and milk; and

● a Ps. 7 million rise in costs of rentals and services.

Total costs of our Agricultural Production segment, as a percentage of revenues derived from this segment, increased from 80.4% in fiscal year 2016 to 82.4% in fiscal year 2017.

Land Transformation and Sales. Total costs in the Land Transformation and Sales segment rose by 22.2% from Ps. 9 million in fiscal year 2016 to Ps. 11 million in fiscal year 2017.

Others. Total costs in the Others segment increased by 47.8% from Ps. 1,065 million in fiscal year 2016 to Ps. 1,574 million in fiscal year 2017, primarily as a consequence of:

● a Ps. 378 million rise in agro-industrial costs due to an inflationary context that hindered the increase in gross marginal contribution. The reason for this increase is attributable to a rise in the acquisition cost of all of its components, particularly cattle, and to an increase in labor, to a lesser extent; and

● a Ps. 131 million increase primarily as a result of the increased cost of sales of supplies, increased costs associated with the brokerage business related to commodity trading transactions, and increased costs of coverage, advertising and storage services.

Total costs in the Others segment, as a percentage of revenues derived from this segment, declined from 93.1% in fiscal year 2016 to 91.6% in fiscal year 2017.

Urban Properties and Investments Business

Costs increased by Ps.8,995 million, up from Ps.7,036 million during fiscal year 2016 to Ps.16,031 million during fiscal year 2017 (out of which Ps.49,110 million where generated in the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.35,488 and Ps.2,409 million were generated in the Operations Center in Argentina). Costs as a percentage of total revenues experienced a slight increase from 54.5% during fiscal year 2016 to 59.4% during fiscal year 2017.

The costs, leases and services in the Operations Center in Israel are not comparable year to year due to two main factors: (i) the results of operations for the fiscal year ended June 30, 2016 include only six months of operations from the Operations Center in Israel, from October 11, 2015 (the date control was acquired) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016.) While the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the Operations Center in Israel, from April 1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1, 2017 and June 30,2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operations Center Israel and the Argentine Peso, we reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

In turn, costs from expenses and collective promotion fund increased by 25.7%, from Ps.1,207 million during fiscal year 2016 (of which Ps.1,113 million are allocated to the Shopping Malls segment and Ps.94 million to the Offices segment within the Operations Center in Argentina) to Ps.1,517 million during fiscal year 2017 (of which Ps.1,399 million are allocated to the Shopping Malls segment and Ps.118 million to the Offices segment within the Operations Center in Argentina), mainly due to increased costs originated by our Shopping Malls, which rose by 25.8% from Ps.1,113 million in fiscal year 2016 to Ps.1,399 million in fiscal year 2017, mainly as a result of: (i) an increase in maintenance, security, cleaning, repair and other expenses of Ps.142 million (caused mainly by price raises in security and cleaning services and in public utilities rates); (ii) an increase in salaries, social security charges and other personnel expenses of Ps.109 million; (iii) an increase in taxes, rates and contributions, and other expenses of Ps.36 million, among others. Such change was also attributable to an increase in expenses resulting from the Offices segment by Ps.23 million, from Ps.94 million during fiscal year 2016 to Ps.118 million during fiscal year 2017, mainly due to: (i) maintenance, cleaning expenses, and rentals and expenses and others in the amount of Ps.21 million; (ii) salaries and social security charges by Ps.6 million; (iii) taxes, rates and contributions by Ps.4 million for the Operation Center in Argentina.

Operations Center in Argentina

Shopping Malls. Costs of the Shopping Malls segment increased by 40.0%, from Ps.250 million during the year 2016 to Ps.350 million during fiscal year 2017, mainly due to: (i) an increase in leases costs and expenses for Ps.41 million; (ii) an increase in maintenance, security, cleaning, repairs and related expenses in Ps.30 million; (iii) an increase in salaries, social security and other personnel administration expenses of Ps.23 million and; (iv) an increase in fees and compensation for services of Ps.3 million, among other items. The costs of the Shopping Malls segment, measured as a percentage of the revenues of this segment, increased from 10.4% during the year 2016 to 11.5% during the year 2017.

Offices. The costs of the Offices segment increased by 16.0%, from Ps.25 million during the year 2016 to Ps.29 million during fiscal year 2017, mainly due to: (i) an increase in taxes, rates and contributions of Ps.2 million; and (ii) an increase in amortization and depreciation of Ps.2 million. The costs of the Offices segment, measured as a percentage of the revenues of this segment, decreased from 7.5% during the year 2016 to 6.7% during the year 2017.

Sales and developments. Costs for this segment often vary significantly from year to year due to the non-recurrence of the different sales operations carried out by the Company over time. The associated costs of our Sales and development segment registered an increase of 115.0%, from Ps.20 million during the year 2016 to Ps.43 million during the year 2017. The costs of the Sales and development segment, measured as a percentage of the revenues of this segment decreased from 250.0% during 2016 to 43.4% during fiscal year 2017.

Hotels. The costs of the Hotels segment increased by 33.7%, from Ps.362 million in 2016 to Ps.484 million in 2017, mainly as a result of: (i) an increase of Ps.68 million in costs of salaries, social security and other personnel expenses; (ii) an increase of Ps.26 million in maintenance and repairs; (iii) higher charges of Ps.30 million in food, beverages and other hotel expenses, respectively. The costs of the Hotels segment, measured as a percentage of the revenues of this segment, decreased from 67.8% during the year 2016 to 66.8% during the year 2017.

Others. The Other segment costs did not vary significantly with respect to 2016.

Operations Center in Israel

Real estate. Real estate segment costs increased from Ps.467 million during fiscal year 2016 to Ps.2,333 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the Shekel against the Argentine peso, and (iii) the occupation of income generating projects in Israel., and the largest occupancy of residential apartments. In addition, costs, as a percentage of the revenue derived from this segment, represented 47.4% in 2017, while it was 30.4% in 2016.

Supermarkets. The costs of the Supermarket segment increased from Ps 14,076 million during the fiscal year 2016 to Ps 35,432 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures and (ii) a revaluation of 24% of the Shekel against the Argentine peso. In addition, costs, as a percentage of revenues derived from this segment, represented 74.9%, in 2017, while it was 75.6% in 2016.

Telecommunications. Costs of the Telecommunications segment increased from Ps.4,525 million during the fiscal year 2016 to Ps.11,183 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures and (ii) a revaluation of 24% of the Shekel against the Argentine peso. In addition, costs, as a percentage of revenues derived from this segment, represented 70.1%, in 2017, while it was 68.0% in 2016.

Others. Other segment costs decreased from Ps.184 million during fiscal year 2016 to Ps.162 million during fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the Shekel against the Argentine peso, and (iii) the sale of some DIC’s assets. In addition, the costs, as a percentage of the revenue derived from this segment, represented 61.6%, in 2017, while it was 67.2% in 2016.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest - Fiscal year 2017 compared to fiscal year 2016

Revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest, according to the income statement, fell by 49.1%, from Ps. 401 million in fiscal year 2016 to Ps. 204 million in fiscal year 2017.

In turn, revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest derived from our interests in joint ventures shrank by 126.9% from a gain of Ps. 26 million in fiscal year 2016 to a loss of Ps. 7 million in fiscal year 2017.

On the other hand, inter-segment revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest rose by Ps. 19 million, from Ps. 51 million in fiscal year 2016 to Ps. 70 million in fiscal year 2017.

Hence, according to business segment reporting and considering all our joint ventures, revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest declined by 66.2%, from Ps. 376 million in fiscal year 2016 to Ps. 127 million in fiscal year 2017. Such decline was mainly driven by:

● a Ps. 174 million decline in profits from crop production, primarily originating in Argentina due to lower margins per hectare, mostly attributable to lower prices and increased production costs and commercial expenses in respect of already harvested soybean production and expected corn production, offset by a positive change in Brazil, primarily as a consequence of improved soybean yields which had been affected by a low level of rains during the previous year, paired with a substantial positive fluctuation in the exchange rate;

● a Ps. 35 million decline in profits from sugarcane production, primarily from Brazil as a consequence of a 13% fall in yields, offset by a gain in expected production following the inclusion of additional 15,000 productive hectares; and

● a Ps. 33 million decline in profits from cattle production primarily from Argentina, as a consequence of minor fluctuations in prices for calves, heifers, cows and steer in fiscal year 2017 compared to the previous year; as well as a loss in Brazil in fiscal year 2017 as costs outpaced revenues at the time of engaging in this business.

Changes in the net realizable value of agricultural produce after harvest - Fiscal year 2017 compared to fiscal year 2016

Revenues from changes in the net realizable value of agricultural produce after harvest, according to the income statement, experienced a substantial decline, from a gain of Ps. 208 million in fiscal year 2016 to a loss of Ps. 74 million in fiscal year 2017. This fall was mainly caused in Argentina, as a consequence of: (i) adjusted corn and soybean prices during the first half of 2017, after prices had reached a record high by the end of June 2016, and (ii) the widespread price increase that took place by the end of the first half of 2016, caused by the elimination/reduction of withholdings on the agricultural industry and the strong devaluation of the Argentine Peso in respect of the US dollar.

There were neither interests in joint ventures nor inter-segment eliminations in income from changes in the net realizable value of agricultural produce after harvest; therefore, revenues derived from changes in the net realizable value of agricultural produce after harvest, according to business segment reporting, match the figures disclosed in the income statement.

Gross Profits - Fiscal year 2017 compared to fiscal year 2016

As a result of the above mentioned factors, the gross profit, according to business segment reporting, rose by 103.4%, from Ps. 11,450 million in fiscal year 2016 to Ps. 23,286 million in fiscal year 2017. This was primarily due to:

● a 42.7% decline in the Agricultural Business, from Ps. 1,000 million (gain) in fiscal year 2016 to Ps. 573 million in fiscal year 2017;

● a 146.8% increase in the Operations Center in Israel at the Urban Properties and Investments Business, from Ps. 7,825 million (gain) in fiscal year 2016 to Ps. 19,312 million in fiscal year 2017; and

● a 29.6% increase in the Operations Center in Argentina at the Urban Properties and Investments Business, from Ps. 2,625 million in fiscal year 2016 to Ps. 3,401 million in fiscal year 2017.

Agricultural Business

Gross profit from the Agricultural Business fell by 42.7%, from Ps. 1,000 million in fiscal year 2016 to Ps. 573 million in fiscal year 2017.

Agricultural Production. Gross profit from this segment fell by 52.7% from Ps. 930 million in fiscal year 2016 to Ps. 440 million in fiscal year 2017.

Land Transformation and Sales. Gross loss from this segment increased by 22.22% from Ps. 9 million in fiscal year 2016 to Ps. 11 million in fiscal year 2017.

Others. Gross profit from this segment rose by 82.3% from Ps. 79 million in fiscal year 2016 to Ps. 144 million in fiscal year 2017.

Urban Properties and Investments Business

The gross profit of Urban Properties and Investments Business, according to the information by segments, increase by 117,3% from Ps.10,450 million during fiscal year 2016 to Ps.22,713 million during fiscal year 2017 (out of which Ps.19,312 million come from the Operations Center in Israel and Ps.3,401 million from the Operations Center in Argentina).

Operations Center in Argentina

Shopping Malls. The gross profit of the Shopping Malls segment increased by 24.9%, from Ps.2,159 million for the year 2016 to Ps.2,697 million during the fiscal year 2017, mainly as a result of the increase in the total sales of our tenants, giving as a result, higher percentage rents under our lease agreements. The gross profit of the Shopping Malls segment as a percentage of the segment's revenues decreased slightly from 89.6% during 2016, to 88.5% during fiscal year 2017.

Offices. The gross profit of the Offices segment increased by 31.9% from Ps.307 million for the year 2016 to Ps.405 million during the fiscal year 2017. The gross profit of the Offices segment, measured as a percentage of the revenues of this segment, increased from 92.5% during fiscal year 2016 to 93.3% during fiscal year 2017.

Sales and developments. The gross result of the Sales and developments segment increased by Ps.68 million, going from a Ps.12 million losses for the year 2016 to a profit of Ps.56 million during fiscal year 2017, mainly as a consequence of the higher registered sales during fiscal year 2017 and the decrease in maintenance and conservation costs of these properties.

Hotels. The gross profit of the Hotels segment increased by 40.1% from Ps.172 million for the year 2016 to Ps.241 million during the year 2017. The gross profit of the Hotels segment, measured as a percentage of the revenues of this segment, increased slightly from 32.4% during 2016 to 33.2% during fiscal year 2017.

Others. The gross profit of the Other segment did not show variations between the years presented.

Operations Center in Israel

Real Estate. The gross profit of the Real Estate segment increased from Ps.1,071 million during the fiscal year 2016 to Ps.2,585 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures and (ii) a revaluation of 24% of the Shekel against the Argentine peso. In 2017, gross profit as a percentage of revenues derived from this segment represented 52.6%.

Supermarkets. The gross profit of the Supermarket segment increased from Ps.4,534 million during fiscal year 2016 to Ps.11,845 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures and (ii) a revaluation of 24% of the Shekel against the Argentine peso. In 2017, gross profit as a percentage of revenues derived from this segment represented 25.1%.

Telecommunications. The gross profit of the Telecommunications segment increased from Ps.2,130 million during fiscal year 2016 to Ps.4,781 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures and (ii) a revaluation of 24% of the Shekel against the Argentine peso. In 2017, gross profit as a percentage of revenues derived from this segment represented 29.9%.

Net gain from fair value adjustment of investment properties

The gain (loss) from fair value adjustment of the Company investment properties fell by 71.0%, from Ps. 17,918 million in fiscal year 2016 to Ps. 5,193 million in fiscal year 2017. This was mainly due to a Ps. 309 million increase in the Agricultural business and to a Ps. 13,033 million decline in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel (a gain of Ps. 645 million) and to the Operations Center in Argentina (a loss of Ps. 13,678 million).

Agricultural Business

The increase in the gain (loss) from fair value adjustment of investment properties is mainly attributable to BrasilAgro since, as of the previous year-end, there were no leased hectares and, therefore, no gain (loss) from fair value adjustment of investment properties was recorded, while as of the current year-end, there were 6,300 leased hectares, particularly, in the Jatobá farm. On the other hand, such results were offset by discontinued gains from Cresud since last year a portion of Agroriego was leased and such lease agreement was discontinued during the current season.

Urban Properties and Investments Business

Net gain from fair value adjustment of investment properties, pursuant to the income statement, decreased by Ps.12,937 million, from Ps.17,494 million during fiscal year 2016 (of which a Ps.271 million loss derives from the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.23 and a Ps.17,788 million income from the Operations Center in Argentina) to Ps.4,557 million during fiscal year 2017 (of which Ps.374 million derive from the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.113 and Ps.4,296 million from the Operations Center in Argentina).

The net gain from fair value adjustment of investment properties, leases and services in the Operations Center in Israel are not comparable year to year due two main factors: (i) the results of operations for the fiscal year ended Junes 30, 2016 include only six months of operations from the Operations Center in Israel, from October 11, 2015 (the date control was acquired) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016) While the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the Operations Center in Israel, from April1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1, 2017 and June 30, 2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operations Center Israel and the Argentine Peso, our reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

Operations Center in Argentina

The net gain of changes in the fair value of our investment properties for the fiscal year ended June 30, 2017 was Ps.4,489 million (Ps.2,068 million from our Shopping Malls segment, Ps.1,373 million from the Offices segment and Ps.849 million from the Sales and Developments segment and Ps.199 million from the Other segment). The significant increase in the peso values of our properties was mainly due to: (i) a slight decrease of 16 basis points in the discount rate used when applying the discounted cash flow valuation methodology that increases the value of the investment properties; which was mainly due to macroeconomic improvements that led to a decrease in the cost of capital; and (ii) from June 2016 to June 2017, the Argentine peso depreciated close to 11% against the US dollar (from Ps.14.99 per US$.1.00 to Ps.16.63 per US$.1.00) and the value of our investment properties are referenced in dollars since most of the real estate transactions in Argentina are made in that currency.

The significant increase in the value of our investment properties as measured in Pesos was primarily due to:

(i) a 16 basis points decrease in the discount rate applied in calculating the present value of the projected cash flows used to estimate the fair value of our shopping mall properties that resulted in an increase in value of Ps.725.6 million, mainly as a result of a decrease in cost of debt for the Company from 7.50% to 5.15% explained by lower yields for the Company’s bonds traded in the capital markets. In addition, a further improvement in the prevailing conditions for capital raising by Argentine entities, generated a 18 basis points decrease in the Country Risk Premium from 4.85% to 4.67%. On the other hand, the Risk Free Rate reached 2.35%, returning to 2015 levels and more than off-setting improvements in the Country Risk Premium;

(ii) a net positive impact of Ps.1,805.1 million generated by an increase of Ps.4,537.3 million in the projected cash flows used to estimate fair value of our shopping malls as a result of expected local inflation, a decrease of Ps.5,524.5 million due to the conversion into U.S. dollars of the projected cash flows considering estimated forward US$/ARS exchange rates and a positive effect of Ps.2,792.3 million due to the conversion of the value in dollars of our shopping malls into pesos at a higher exchange rate at year-end; and

(iii) our segments Offices and Sales and Developments, increased 2,222.0 million in the value of our properties as measured in pesos, largely as a result of the Peso Depreciated in fiscal year 2017 by approximately 10.6% against the U.S. dollar (from Ps. 15.04 to Ps. 16.63 to US$1.00) and higher value of our properties measured in U.S. dollars.

Operations Center in Israel

Real estate. During fiscal year 2017, the net result from changes in the fair value of investment properties in the Real estate segment was Ps.261 million, which, measured as a percentage of this segment's revenues, represented 5.3%. In 2016, the result of this segment was a loss of Ps.294 million. This variation is mainly due to the devaluation of the Las Vegas project (Tivoli) and a small revaluation of the HSBC building, offset by an increase in the fair value of the rest of the investment properties.

Supermarkets. During fiscal year 2017, the net result of changes in the fair value of investment properties in the Supermarkets segment was a gain of Ps.113 million. In 2016, the result of this segment was a gain of Ps.23 million.

Gain / (loss) from disposal of farmlands- Fiscal year 2017 compared to fiscal year 2016

Profits from the sale of farms derived by the Land Transformation and Sales segment rose by 14,100%, from a loss of Ps. 2 million in fiscal year 2016 to a gain of Ps. 280 million in fiscal year 2017, mainly as a result of sales consummated this year and the lack of operations the previous year.

Fiscal year 2017

On June 30, 2017, Yatay Agropecuaria S.A. sold the entire “Cuatro Vientos” farm located in the Department of Santa Cruz, Bolivia, to an independent third party, comprising 2,658 hectares intended for sugarcane and agricultural production. The total price for the transaction was US$ 14.23 million (US$ 5,280 per hectare) (equivalent to Ps.222 million), out of which US$ 7.42 million was already paid and the remaining balance of US$ 6.85 million, which is secured by means of a first mortgage, will be settled on December 28, 2017, along with the lifting of such mortgage. We have recognized a gain of US$ 4.5 million (equivalent to Ps.76 million) as a result of such transaction in fiscal year 2017.

● In June 2017, BrasilAgro sold a fraction of 625 hectares in the Jatobá farm, located in Jaborandi, State of Bahia. The price for the transaction was 300 soybean bags per hectare or Rs.10.1 million (equivalent to Ps.41 million), out of which Rs.877 thousand was already settled and the remaining balance will be paid in five annual installments, beginning in July 2017. We have recognized a gain of Ps.32.1million as a result of this transaction.

● On June 8, 2017, Cresud and Zander Express S.A. (holders in common ownership of a 40% and 60% interest, respectively) passed the legal title to Simplot Argentina S.R.L. of a 262-hectare parcel of land located on National Route No. 7, in Luján de Cuyo, Province of Mendoza. The total transaction price was US$ 2.2 million, amount which had been paid in full at the time the legal title to the property was conveyed. We have recognized a gain of Ps.11.8 million as a result of this transaction.

● In May 2017, BrasilAgro sold 1,360 hectares (including 918 developed and productive hectares) of “Araucária”, an agricultural farm located in the District of Mineiros. The price for this transaction was 280 soybean bags per hectare or Rs.17 million (equivalent to Ps.67 million), 35% of which will be cashed within this year and the balance will be paid in five annual installments. We have recognized a gain of Ps. 37.4 as a result of this transaction.

● In March 2017, BrasilAgro sold 274 hectares (including 196 developed and productive hectares) of its “Araucária” farm. The transaction price was 1,000 soybean bags per hectare or Rs.13.2 million (equivalent to Ps.48 million), out of which 39,254 soybean bags, or Rs.2.4 million, were already cashed and the balance will be paid in four annual installments. We have recognized a gain of Ps.29.9 million as a result of this transaction.

● On June 10, 2015, BrasilAgro sold the remaining area of 27,745 hectares of the Cremaq farm located in the municipal district of Baixa Grande do Ribeiro (Piaui). The transaction price was Rs.270 million (equivalent to Ps.694 million) and was fully paid. We recorded a gain of Ps.525.9 million as a result of this transaction in fiscal year 2015. Due to a contractual requirement that was pending as of the date of the transaction concerning a license for the dismantling of an additional area, the Company did not book a portion of such gain. In March 2017, the Company fulfilled this requirement and recognized a gain of Ps.21 million.

● On July 5, 2016, Cresud sold the entire “El Invierno” and “La Esperanza” farms, comprising 2,615 hectares used for agriculture and located in the District of “Rancul”, Province of La Pampa. The total transaction price was US$ 6 million, out of which US$ 5 million were already paid and the remaining balance of US$ 1 million, secured with a mortgage on the estate, will be paid in five equal, consecutive and annual installments, with the last one being payable in August 2021. We have recognized a gain of Ps. 71.6 million as a result of this transaction.

General and Administrative Expenses - Fiscal year 2017 compared to fiscal year 2016

Total general and administrative expenses, according to business segment reporting, rose by 97.4%, from Ps. 2,162 million in fiscal year 2016 to Ps. 4,267 million in fiscal year 2017. This was mainly due to an increase of Ps. 96 million in the Agricultural Business and an increase of Ps. 2,009 million in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps. 1,813 million and to the Operations Center in Argentina by Ps. 196 million.

Agricultural Business

General and Administrative Expenses from the Agricultural Business, according to the income statement, rose by 31.5%, from Ps. 311 million in fiscal year 2016 to Ps. 409 million in fiscal year 2017. This was due to the following increases: Ps. 71 million in the Agricultural Production segment, Ps. 8 million in the Corporate segment, and Ps. 19 million in the Others segment.

The causes for the variation were: (i) the variation in Cresud’s administrative expenses is mostly due to increases in expenses associated to accountants’, IT and statutory auditors’ fees; (ii) an increase in general and administrative expenses of our subsidiary BrasilAgro, mainly as a result of the integration of Paraguay’s operations and our subsidiary FYO, due to increased expenses associated to its business, particularly, contracted services and salaries; and (iii) an increase in expenses due to inflation.

In turn, General and Administrative Expenses in our interests in joint ventures declined by Ps. 2 million, from Ps. 4 million in fiscal year 2016 to Ps. 2 million in fiscal year 2017.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, General and Administrative Expenses increased by 30.5%, from Ps. 315 million in fiscal year 2016 to Ps. 411 million in fiscal year 2017.

Agricultural Production. General and administrative expenses associated with our Agricultural Production segment rose by 37.3%, from Ps. 185 million in fiscal year 2016 to Ps. 254 million in fiscal year 2017, primarily as a consequence of a Ps. 29 million increase in general and administrative expenses attributable to crop operations, a Ps. 19 million rise in expenses associated with the cattle business, and a Ps. 18 million increase in expenses related to sugarcane operations. General and Administrative Expenses, as a percentage of revenues derived from this segment, experienced a slight increase from 10.5% in fiscal year 2016 to 11.6% in fiscal year 2017.

Land Transformation and Sales. General and Administrative Expenses related to our Land Transformation and Sales segment remained steady at Ps. 1 million.

Corporate. General and Administrative Expenses associated with our Corporate segment rose by 10.5%, from Ps. 76 million in fiscal year 2016 to Ps. 84 million in fiscal year 2017, mainly as a consequence of rising expenses due to inflation, partially offset by a decrease in accrued directors’ fees.

Others. General and Administrative Expenses related to the Others segment increased by 35.8%, from Ps. 53 million in fiscal year 2016 to Ps. 72 million in fiscal year 2017. General and Administrative Expenses, as a percentage of revenues derived from such segment, experienced a slight decline from 4.6% in fiscal year 2016 to 4.2% in fiscal year 2017.

Urban Properties and Investments Business

Total general and administrative expenses, pursuant to the income statement, increased by Ps.1,580 million, up from Ps.1,639 million during fiscal year 2016 (of which Ps.1,360 million are attributable to the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.200 and Ps.479 million to the Operations Center in Argentina) to Ps.3,219 million during fiscal year 2017 (of which Ps.3,173 million are attributable to the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.624 and Ps.670 million to the Operations Center in Argentina). Total general and administrative expenses, as a percentage of revenues from sales, leases and services, decreased slightly from 12.7% during fiscal year 2016 to 11.9% during fiscal year 2017.

General administrative and expenses in the Operations Center in Israel are not comparable year to year due two main factors: (i) the results of operations for the fiscal year ended Junes 30, 2016 include only six months of operations from the Operations Center in Israel, from October 11, 2015 (the date control was acquired) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016) While the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the Operations Center in Israel, from April1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1, 2017 and June 30, 2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operations Center Israel and the Argentine Peso, our reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

In turn, general and administrative expenses from our joint ventures increased by Ps.4 million, from Ps.1 million in fiscal year 2016 to Ps.5 million during fiscal year 2017.

Finally, general and administrative expenses from inter-segment transactions did not exhibit significant changes for the reported periods.

Therefore, according to business segment reporting (taking into consideration administrative expenses from our joint ventures and without considering those related to expenses and collective promotion fund or expenses related to inter-segment operations), general and administrative expenses rose by Ps.2,009 million from Ps.1,847 million during fiscal year 2016 (of which Ps.1,360 million derive from the Operations Center in Israel and Ps.487 million from the Operations Center in Argentina) to Ps.3,856 million during fiscal year 2017 (of which Ps.3,173 million are attributable to the Operations Center in Israel and Ps.683 million to the Operations Center in Argentina). General and administrative expenses as a percentage of revenues, pursuant to business segment reporting, declined from 6.1% during fiscal year 2016 to 5.3% during fiscal year 2017.

Operations Center in Argentina

Shopping Malls. The general and administrative expenses of Shopping Malls increased by 45.8%, from Ps.179 million in 2016 to Ps.261 million during fiscal year 2017, mainly as a consequence of: (i) an increase of Ps.33 million in salaries, social security and other personnel expenses; (ii) an increase of Ps.25 million in fees and compensation for services; (iii) an increase in fees to directors of Ps.14 million; and (iv) an increase of Ps.7 million in maintenance expenses, repairs and services, mobility and travel expenses, among other items. The general and administrative expenses of Shopping Malls as a percentage of this segment's revenues increased from 7.4% during 2016 to 8.6% during fiscal year 2017.

Offices. The general and administrative expenses of our Offices segment decreased by 17.6%, from Ps.85 million during fiscal year 2016 to Ps.70 million during fiscal year 2017, mainly as a result of: (i) a decrease of Ps.1 million in salaries, social security and other personnel expenses and (ii) a decrease in fees and compensation for services of Ps.15 million, among other items offset by an increase in fees to Directors of Ps.2 million. General and administrative expenses, measured as a percentage of revenues in the same segment, decreased from 25.6% during the year 2016 to 16.1% during fiscal year 2017.

Sales and developments. General and administrative expenses associated with our Sales and Developments segment increased by Ps.16 million, from Ps.24 million during fiscal year 2016 to Ps.40 million during fiscal year 2017, mainly as a result of: (i) an increase in salaries, social security and other personnel expenses of Ps.11 million; (ii) an increase in fees to directors of Ps.2 million and; (iii) an increase of Ps.2 million in maintenance, repairs and services expenses, and (iv) an increase of Ps.5 million decrease in fees and compensation for services. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 300.0% during the year 2016 to 40.4% during the year 2017.

Hotels. General and administrative expenses associated with our Hotels segment increased by 31.1% from Ps.103 million during the year 2016 to Ps.135 million during fiscal year 2017, mainly as a result of: (i) an increase of Ps.17 million in salaries, social security and other personnel expenses; (ii) an increase of Ps.6 million in maintenance, repairs and services expenses; (iii) an increase of Ps.5 million in taxes, fees and contributions and; (iv) an increase of Ps.5 million in the costs of fees and compensation for services, among other items. General and administrative expenses associated with the Hotels segment measured as a percentage of this segment's revenues decreased from 19.3% in 2016 to 18.6% in fiscal year 2017.

International. General and administrative expenses associated with our International segment increased by 79.2%, from Ps.24 million during the year 2016 to Ps.43 million during fiscal year 2017, mainly by fees for services incurred in connection with the investment in IDBD and Other expenses.

Corporate. General and administrative expenses associated with our Corporate segment increased 83.3%, from Ps.72 million during the year 2016 to Ps.132 million during fiscal year 2017, mainly due to (i) an increase of Ps.19 million in salaries, social security and other personnel expenses; (ii) an increase of Ps.14 million in fees and compensation for services; (iii) an increase of Ps.11 million in travel expenses, mobility and office supplies and; (iv) an increase of Ps.8 million in fees to directors, among other items.

Others. General and administrative expenses associated with our Other segment increased 100% from Ps.0 million in 2016 to Ps.2 million in 2017, mainly due to (i) an increase of Ps.4 million in salaries, social charges and other expenses of the staff compensated with a decrease in rents and expenses.

Operations Center in Israel

Real estate. General and administrative expenses for the Real Estate segment increased from Ps.100 million during fiscal year 2016 to Ps.290 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the Shekel against the Argentine peso, and (iii) a greater occupation of the investment property and an increase in the number of employees.

Supermarkets. The general and administrative expenses of the Supermarkets segment increased from Ps.203 million during the fiscal year 2016 to Ps.627 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the Shekel against the Argentine peso; and (iii) an increase in the minimum salary accompanied by an increase in the number of employees.

Telecommunications. The general and administrative expenses of the Telecommunications segment increased from Ps.708 million during the fiscal year 2016 to Ps.1,592 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the Shekel against the Argentine peso, and (iii) an increase in the efficiency of Cellcom that allowed to reduce expenses and the decrease in depreciation and amortization expenses.

Corporate. The general and administrative expenses of the Corporate segment increased from Ps.321 million during the fiscal year 2016 to Ps.384 million during fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the Shekel against the Argentine peso, and (iii) a considerable decrease in legal fees during 2017.

Others. General and administrative expenses for the Others segment increased from Ps.28 million during the fiscal year 2016 to Ps.280 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the Shekel against the Argentine peso, and (iii) an increase in payroll.

Selling Expenses - Fiscal year 2017 compared to fiscal year 2016

Total selling expenses, according to business segment reporting, increased by 130.8%, from Ps. 6,044 million in fiscal year 2016 to Ps. 13,948 million in fiscal year 2017. This was primarily due to an increase of Ps. 162 million in the Agricultural Business and an increase of Ps. 7,742 million in the Urban Properties and Investments Business, which is attributable to the Ps. 91 million increase in the Operations Center in Argentina and the Ps. 7,651 million increase in the Operations Center in Israel.

Agricultural Business

Selling expenses associated with our Agricultural Business, according to the income statement, rose by 49.8%, from Ps. 331 million in fiscal year 2016 to Ps. 496 million in fiscal year 2017. This was due to increases of Ps. 125 million and Ps. 40 million in the Agricultural Production and Others segments, respectively.

In turn, selling expenses associated with our interests in joint ventures declined by 60% from Ps. 5 million in fiscal year 2016 to Ps. 2 million in fiscal year 2017, in connection with our Cresca joint venture.

Inter-segment eliminations remained steady at Ps. 2 million in both fiscal years.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, selling expenses increased by 47.9%, from Ps. 338 million in fiscal year 2016 to Ps. 500 million in fiscal year 2017.

Agricultural Production. Selling expenses associated with the Agricultural Production segment fell by Ps. 122 million, from Ps. 248 million in fiscal year 2016 to Ps. 370 million in fiscal year 2017, mainly as a consequence of an increase of Ps. 113 million in crop selling expenses. Selling expenses, as a percentage of revenues derived from the Agricultural Production segment, increased from 14.1% in fiscal year 2016 to 16.8% in fiscal year 2017.

Others. Selling expenses associated with the Others segment declined by Ps. 40 million, from Ps. 90 million in fiscal year 2016 to Ps. 130 million in fiscal year 2017, as a consequence of a Ps. 19 million increase in selling expenses related to the operations of our subsidiary FYO, and a Ps. 21 million increase in selling expenses related to the agro-industrial business. Selling expenses, as a percentage of revenues derived from the Others segment, fell from 7.9 % during fiscal year 2016 to 7.6% during fiscal year 2017.

Urban Properties and Investments Business

Total selling expenses of this business, pursuant to the income statement, increased by Ps.2,165 million, up from Ps.1,842 million during fiscal year 2016 to Ps.4,007 million during fiscal year 2017 (of which Ps.13,093 million are attributable to the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.9,434 and Ps.348 million to the Operations Center in Argentina). Selling expenses, as a percentage of revenues from sales, leases and services, increased from 14.3% during fiscal year 2016 to 14.8% during fiscal year 2017.

In turn, selling expenses associated to our joint ventures increased by Ps.3 million from Ps.2 million in fiscal year 2016 to Ps.5 million in fiscal year 2017 for the Operation Center in Argentina.

Therefore, according to business segment reporting (taking into consideration the selling expenses from our joint ventures and without considering those related to expenses and collective promotion fund or inter-segment expenses), selling expenses rose by Ps.7,742 million from Ps.5,706 million during fiscal year 2016 to Ps.13,448 million during fiscal year 2017 (of which Ps.13,093 million are attributable to the Operations Center in Israel and Ps.355 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, selling expenses rose by 34.5%. Selling expenses, as a percentage of revenues, pursuant to business segment reporting, decreased from 18.8% during fiscal year 2016 to 18.5% during fiscal year 2017.

Operation Center in Argentina

Shopping Malls. Selling expenses in the Shopping Malls segment rose by 29.7%, up from Ps.145 million during fiscal year 2016 to Ps.188 million during fiscal year 2017, primarily as a result of (i) higher taxes, rates and contributions of Ps.19 million, due to higher charges in gross income taxes; (ii) higher loan loss charges of Ps.13 million; (iii) an increase in advertising and other selling expenses of Ps.6 million; and (iv) an increase of Ps.5 million in salaries, social securities and other personnel expenses. Selling expenses, as a percentage of the Shopping Malls segment’s revenues, rose from 6.0% during fiscal year 2016 to 6.2% during fiscal year 2017.

Offices. Selling expenses associated to our Offices segment increased by 91.7%, from Ps.24 million during fiscal year 2016 to Ps.46 million during fiscal year 2017. Such variation was mainly due to higher loan loss charges of Ps.22 million, among other factors. The selling expenses associated to our Offices segment, as a percentage of this segment’s revenues, rose from 7.2% during fiscal year 2016 to 10.6% during fiscal year 2017.

Sales and Developments. Selling expenses for the Sales and Developments segment decreased by Ps.2 million, from Ps.23 million during fiscal year 2016 to Ps.21 million during fiscal year 2017, mainly as a result of (i) a decrease in taxes, rates and contributions of Ps.9 million; offset by (ii) an increase of Ps.3 million in salaries, social securities and other personnel expenses; (iii) an increase in advertising and other selling expenses of Ps.2 million; and (iv) higher loan loss charges of Ps.2 million.

Hotels. Selling expenses associated to our Hotels segment rose by 40.6%, from Ps.69 million during fiscal year 2016 to Ps.97 million during fiscal year 2017, mainly due to (i) an increase in taxes, rates and contributions of Ps.35 million; and (ii) an increase of Ps.9 million in salaries, social security and other personnel expenses; among other factor, and (iii) an increase of Ps.11 million in advertising and other selling expenses. Selling expenses associated to our Hotels segment as a percentage of this segment’s revenues experienced a slight increase from 12.9% during fiscal year 2016 to 13.4% during fiscal year 2017.

Others. Selling expenses associated to our Others segment did not experience significant changes during the reported periods.

Operation Center in Israel

Real Estate. Selling expenses from the Real Estate segment increased from Ps.29 million during fiscal year 2016 to Ps.91 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the Shekel against the Argentine peso, and (iii) an increase in marketing due to the higher efforts to increase the occupancy of the investment properties and the promotion of new projects.

Supermarkets. Selling expenses from the Supermarket segment increased from Ps.3,907 million during fiscal year 2016 to Ps.9,517 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the Shekel against the Argentine peso.

Telecommunications. Selling expenses from the Telecommunications segment increased from Ps.1,493 million during fiscal year 2016 to Ps.3,406 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the Shekel against the Argentine peso, and (iii) the increased efficiency measures which were implemented by Cellcom, which led to a decrease in advertising expenses and other expenses.

Others. Selling expenses from the Others segment increased from Ps.13 million during fiscal year 2016 to Ps.79 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the Shekel against the Argentine peso, and (iii) due to commission and other commercial costs related to the sale of some assets.

Other Operating results, net - Fiscal year 2017 compared to fiscal year 2016

Other Operating results, net, according to business segment reporting, increased by Ps. 65 million, from a loss of Ps.124 million in fiscal year 2016 to a loss of Ps. 189 million in fiscal year 2017. This was mainly due to a Ps. 220 million increase in the Urban Properties and Investments Business (Ps. 56 million attributable to the Operations Center in Argentina and Ps. 164 million attributable to the Operations Center in Israel), partially offset by a Ps. 155 million decline in the Agricultural Business.

Agricultural Business

Other Operating results, net associated with the Agricultural Business, according to the income statement, rose from a loss of Ps. 78 million in fiscal year 2016 to a gain of Ps. 77 million in fiscal year 2017.

In turn, Other Operating results, net from our interests in joint ventures experienced a 100% decrease by Ps. 1 million from fiscal year 2016 to fiscal year 2017, in connection with our Cresca joint venture.

Besides, there was a 100% variation in inter-segment eliminations for Other Operating results, net from a loss of Ps. 1 million in fiscal year 2016 to a loss of Ps. 2 million in fiscal year 2017.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, Other Operating results, net went from a loss of Ps. 80 million in fiscal year 2016 to a profit of Ps. 75 million in fiscal year 2017.

Agricultural Production. Other Operating results, net associated with our Agricultural Production segment increased by Ps. 152 million, from a loss of Ps. 82 million in fiscal year 2016 to a gain of Ps. 70 million in fiscal year 2017, primarily as a result of BrasilAgro’s and Cresud’s commodity derivatives.

Others. Other Operating results, net associated with the Others segment rose by Ps. 3 million, from a gain of Ps. 2 million in fiscal year 2016 to Ps. 5 million in fiscal year 2017, primarily as a result of the operations of our subsidiary FYO.

Urban Properties and Investments Business

Other operating results, net, pursuant to the income statement, declined by Ps.174 million, from a net loss of Ps.32 million during fiscal year 2016 to a net loss of Ps.206 million during fiscal year 2017 (Ps.74 million from the Operations Center in Argentina and Ps.196 million from the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.64). Such decline is mostly attributable to a decrease in the exchange difference as a result of consolidating IDBD for Ps.107 million.

Other operating results, net from our joint ventures increased by Ps.3 million, from Ps.2 million during fiscal year 2016 (of which a Ps.4 million gain is allocated to the Sales and Developments segment and a loss of Ps.2 million is allocated to the Shopping Malls segment within the Operations Center in Argentina) to Ps.5 million during fiscal year 2017 (allocated in our Sales and Developments segment within the Operations Center in Argentina).

Finally, other operating results from inter-segment operations decrease by Ps.5 million, from Ps.5 million during fiscal year 2016 (of which Ps.4 million are allocated to the Sales and Developments segment and Ps.1 million allocated to the Offices segment within the Operations Center in Argentina) to Ps.0 million during fiscal year 2017.

Therefore, according to business segment reporting (taking into consideration the other operating results, net from our joint ventures and without considering those related to inter-segment operations), other operating results, net decreased by Ps.220 million from a net loss of Ps.44 million during fiscal year 2016 to a net loss of Ps.264 million during fiscal year 2017. Without considering the effect of the Operations Center in Israel, Other operating results declined by Ps.56 million.

Operation Center in Argentina

Shopping Malls. The operating results, net, of the Shopping Malls segment decreased by 7.9%, going from a loss of Ps.63 million during the year 2016 to a loss of Ps.58 million during fiscal year 2017, mainly as a result of (i) a higher expense for lawsuits and contingencies of Ps.11 million; (ii) a higher expense for donations of Ps.8 million; partially offset by: (iii) a lower loss in other as a result of the fair value adjustment during FY 2016 and; (iv) a lower expense for project evaluations of Ps.5 million. The operating results, net of this segment, as a percentage of this segment's revenues, decreased from 2.6% during 2016 to 1.9% during fiscal year 2017.

Offices. The operating results, net associated with our Offices segment decreased Ps.6 million, from a loss of Ps.6 million during the year 2016 to a loss of Ps.12 million during fiscal year 2017, mainly as a result of the result from the sale and disposal of property, plant and equipment, among other concepts.

Sales and developments. The operating results, net associated with our Sales and Developments segment decreased by Ps.2 million, going from a loss of Ps.34 million during the year 2016 to a loss of Ps.36 million during fiscal year 2017, mainly as a result of the by sale and disposal of property, plant and equipment.

Hotels. The operating results, net associated with the Hotels segment increased by Ps.1 million, mainly due to a higher expense for lawsuits and contingencies.

International. The operating results, net of this segment decreased by 70.7%, going from a net profit of Ps.92 million during the year 2016 to a net profit of Ps.27 million during fiscal year 2017, mainly due to the decrease in profit generated by the partial reversal of the cumulative translation adjustment. As of June 30, 2016, it corresponds mainly to the reversal of the translation adjustment before the business combination of IDBD.

Others. The operating results, net associated with our Other segment increased by Ps.11 million, going from a net gain of Ps.1 million during 2016 to Ps.12 million during fiscal year 2017, due to other expenses from Entertainment Holdings S.A.

Operations Center in Israel

Real estate. During fiscal year 2017, the operating results, net of the Real Estate segment totaled a gain of Ps.46 million, compared to a loss of Ps.19 million in 2016 due to an impairment of some properties, plant and equipment.

Supermarkets During fiscal year 2017, the operating results, net of the Supermarkets segment represented a loss of Ps.52 million compared to a loss of Ps.13 million in 2016. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the Shekel against the Argentine peso, and (iii) an increase in the impairment of the supermarket stores.

Telecommunications During fiscal year 2017, the operating results, net of the Telecommunications segment, represented a loss of Ps.36 million, not resulting in 2016. This variation was due to the comparability of the figures.

Corporate. During fiscal year 2017, the operating results, net of the Corporate segment, represented a loss of Ps.48 million. This variation was due to the increase in donations.

Others. During fiscal year 2017, the operating results, net of the Other segment, represented a loss of Ps.106 million. This variation was due to (i) the comparability of the figures and (ii) an increase in research and development expenses as well as donations.

Management fees - Fiscal year 2017 compared to fiscal year 2016

The Company entered into a management agreement with Consultores Asset Management S.A., which provides for the payment of a fee equivalent to 10% of our profits as advisory fees in connection with all kinds of matters related to businesses and investments in the agricultural, real estate, financial, hotel and other sectors. Management fees amounted to Ps. 200 million and Ps. 535 million in fiscal year 2017 and 2016, respectively.

Profit from Operations - Fiscal year 2017 compared to fiscal year 2016

Our total consolidated profit from operations, according to the income statement, fell by 57.9% from Ps. 19,598 million in fiscal year 2016 to Ps. 8,255 million in fiscal year 2017 (with Ps. 356 being attributable to the Agricultural Business; Ps. 6,369 to the Operations Center in Argentina at the Urban Properties and Investments Business, and Ps. 1,530 to the Operations Center in Israel).

Total loss from operations from our joint ventures declined by 50.4%, from Ps. 409 million in fiscal year 2016 to Ps. 203 million in fiscal year 2017, primarily due to a decline in net income from changes in fair value of investment properties.

On the other hand, profit from operations related to common maintenance expenses and collective promotion fund rose by 58.5%, from a loss of Ps. 547 million in fiscal year 2016 to a loss of Ps. 227 million in fiscal year 2017.

Profits from operations derived from inter-segment operations did not experience significant changes.

Hence, according to business segment reporting (considering the profit from operations from all our joint ventures and without considering the profit from operations related to common maintenance expenses and collective promotion fund and inter-segment operations), profit from operations declined by 50.77% from Ps. 21,036 million in fiscal year 2016 to Ps. 10,356 million in fiscal year 2017 (with Ps. 348 million being attributable to the Agricultural Business, and Ps. 3,224 million and Ps. 6,784 million to the Operations Center in Israel and the Operations Center in Argentina, respectively, both centers of the Urban Properties and Investments Business).

Agricultural Business

Profits from operations from the Agricultural Business increased by Ps. 61 million (21.2%), from a gain of Ps. 287 million in fiscal year 2016 to a gain of Ps. 348 million in fiscal year 2017.

Agricultural Production. Profit from operations from the Agricultural Production segment fell by Ps. 529 million, from a gain of Ps. 415 million in fiscal year 2016 to a loss of Ps. 114 million in fiscal year 2017.

Land Transformation and Sales. Profit from operations from the Land Transformation and Sales segment increased by Ps. 589 million, from a gain of Ps. 10 million in fiscal year 2016 to a loss of Ps. 599 million in fiscal year 2017.

Corporate. Profit from operations from the Corporate segment fell by Ps. 8 million from a loss of Ps. 76 million in fiscal year 2016 to a loss of Ps. 84 million in fiscal year 2017.

Others. Profit from operations from the Others segment fell by Ps. 9 million from a loss of Ps. 62 million in fiscal year 2016 to a loss of Ps. 53 million in fiscal year 2017.

Urban Properties and Investments Business

Profit from operations in this segment decrease by Ps.10.741 million, from a profit of Ps. 20,749 million in fiscal year 2016 to a profit of Ps. 10,008 million in fiscal year 2017. The decrease is due to a decrease of Ps.13,245 million in the Operations Center in Argentina and an increase of Ps.2,504 million in the Operations Center in Israel.

Operation Center in Argentina

Shopping Malls. Profit from operations in our Shopping Malls segment decreased by 76.2%, from Ps.17,904 million in income during fiscal year 2016 to Ps.4,258 million in income during fiscal year 2017. This change is mainly due to a Ps.14,064 million decrease in net gain from fair value adjustment of investment properties. Profit from operations associated to our Shopping Malls segment, as a percentage of this segment’s revenues, decreased from 743.2% during fiscal year 2016 to 139.7% during fiscal year 2017.

Offices. Profit from operations in our Offices and Others segment rose by 16.4%, from Ps.1,418 million in income during fiscal year 2016 to Ps.1,650 million in income during fiscal year 2017. The main changes are attributable to higher income from partial disposals of investment properties during fiscal year 2017 and net loss from fair value adjustment of investment properties (Ps.91 million), partially offset by an increase in Selling Expenses of Ps.22 million.

Sales and Developments. Profit from operations in our Sales and Developments segment rose by 18.8%, up from income of Ps.680 million during fiscal year 2016 to income for Ps.808 million during fiscal year 2017. Such increase was mainly due to higher income from sales of the floors in the Beruti building and parking spaces in Rosario (Ps.91 million) and the net loss from fair value adjustment of investment properties (Ps.76 million).

Hotels. Profit from operations in the Hotels segment grew by Ps.10 million, up from a loss of Ps.2 million during fiscal year 2016 to a gain of Ps.8 million in income during fiscal year 2017. The rise in the average rate per room in our hotel portfolio (in Pesos), generated an increase in revenues, along with higher costs (Ps.125 million), general and administrative expenses (Ps.32 million) and selling expenses (Ps.28 million), among others.

International. Profit from operations in our International segment decreased by Ps.84 million from Ps.68 million in income during fiscal year 2016 to a Ps.16 million loss during fiscal year 2017. The main changes resulted from a decrease in Other income and expenses of Ps.117 million.

Corporate. Profit from operations in our Corporate segment increased 83.3%, going from a loss of Ps.72 million during the year 2016 to a loss of Ps.132 million during fiscal year 2017. Its main variations were due to the increase in General and administrative expenses.

Others. Profit from operations for our Others segment exhibited a decrees of Ps.1754 million, from a Ps.33 million profit during fiscal year 2016 to a Ps.208 million profit during fiscal year 2017, mainly as a result of a Ps.41 million net loss from fair value adjustment of investment properties.

Operation Center in Israel

Real Estate. Profit from operations from the Real Estate segment increased from Ps.629 million during fiscal year 2016 to Ps.2,511 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the Shekel against the Argentine peso, and (iii) to the occupancy of revenue-generating projects in Israel. Also the recording of revenues from the sale of apartments and real estate is affected by the timing of the occupation of apartments, which was higher in 2017 a reduction of costs and a profit related to the changes in fair value of investment properties.

Supermarkets. Profit from operations from the Supermarket segment rose from Ps.434 million during fiscal year 2016 to Ps.1,762 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the Shekel against the Argentine peso, and (iii) the increase in franchisees, the increase in the share of the private brand, the improvement in trade terms, the components of the basket, the mix of sales, and the increased efficiency due to the implementation of the business plan.

Telecommunications. Profit from operations from the Telecommunications segment increased from a loss of Ps.71 million during fiscal year 2016 to a loss of Ps.253 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the Shekel against the Argentine peso, and (iii) the continued erosion in income from services, which was partly offset by the decrease in operating expenses, due to the increased efficiency measures which were implemented by Cellcom.

Corporate. The profit from operations of the Corporate segment went from a loss of Ps.321 million during the fiscal year 2016 to a loss of Ps.432 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the Shekel against the Argentine peso, and (iii) the decrease in legal fees.

Others. Profit from operations from the Others segment went from a gain of Ps.49 million during fiscal year 2016 to a loss of Ps.364 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the Shekel against the Argentine peso, and (iii) the lack of income derived by the sale of some revenue generating assets.

Share of profit/(loss) of associates and joint ventures - Fiscal year 2017 compared to fiscal year 2016

Share of profit (loss) of associates and joint ventures, according to the income statement, decrease by 82.0%, from a gain of Ps. 534 million in fiscal year 2016 to a gain of Ps. 96 million in fiscal year 2017.

In addition, our share of profit (loss) from our interests in joint ventures, primarily from Cresca S.A. (Agricultural Production segment), Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices and Others segment); and Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment), experienced a 41.6% decline, from a gain of Ps. 262 million in fiscal year 2016 to a gain of Ps. 153 million in fiscal year 2017.

According to business segment reporting, our share of profit/(loss) of associates and joint ventures increased by 93.0% from a loss of Ps. 272 million in fiscal year 2016 to a gain of Ps. 19 million in fiscal year 2017 (out of which a gain of Ps. 8 million is attributable to the Agricultural Business, a loss of Ps. 94 million is attributable to the Operations Center in Argentina, and a gain of Ps. 105 million is attributable to the Operations Center in Israel, both centers of the Urban Properties and Investments Business).

Agricultural Business

Agricultural Production. The profit from our interests in associates in this segment declined by 53.8% from a gain of Ps. 26 million in fiscal year 2016 to a gain of Ps. 12 million in fiscal year 2017, due to the profit from the investment in Agro-Uranga S.A.

Others. The loss from our interests in associates in this segment increased by 33.3% from a loss of Ps. 3 million in fiscal year 2016 to a loss of Ps. 4 million in fiscal year 2017, due to the profit from the investment in Agrofy Global.

Urban Properties and Investments Business

Operation Center in Argentina

Shopping Malls. According to business segment reporting, the share of profit of the joint venture NPSF is presented on a line by line consolidated basis in this segment.

Offices.  According to business segment reporting, the share of profit of the joint venture Quality Invest S.A. is presented on a line by line consolidated basis in this segment.

Sales and developments. The share of profit of joint ventures Cyrsa, Puerto Retiro S.A. and Baicom Networks S.A. is presented on a line by line consolidated basis. The share of profit / (loss) of our associate Manibil S.A., presented in this line, rose by Ps.9 million, from Ps.5 million during fiscal year 2016 to Ps.14 million during fiscal year 2017.

Hotels. Share of profit / (loss) of joint ventures associated to our Hotel segment did not experience significant changes during the reported periods.

International. Our share of loss of associates in this segment increased by 50.8%, from a loss of Ps.130 million during fiscal year 2016 to a loss of Ps.196 million during fiscal year 2017, mainly due to increased losses from our investment in New Lipstick LLC for Ps.76 million and the non-recurrence of losses by Ps.79 million from our investment in IDBD; partially offset by increased gains from Condor for Ps.88 million.

Others. The share of profit of our associates in the Others segment decreased by 64.9%, from Ps.251 million during fiscal year 2016 to Ps.88 million during fiscal year 2017, mainly due to: (i) lower gains from our investments in BHSA and BACS for Ps.174 and Ps.13 million, respectively, partially offset by: (ii) lower losses from our investment in Tarshop for Ps.24 million.

Operation Center in Israel

Real Estate. During fiscal year 2017, the share of profit of associates and joint ventures associated to the Real Estate segment totaled Ps.46 million comparing to Ps.226 during fiscal year 2016. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the Shekel against the Argentine peso, and (iii) a decrease of sales in PBEL.

Supermarkets. During fiscal year 2017, the share of profit of associates and joint ventures associated to the Supermarkets segment totaled Ps.75 million, comparing to a cero result from 2016. This is due to an improvement in the associates of Shufersal which were considered impaired in 2016.

Others. During fiscal year 2017, the share of loss of associates and joint ventures associated to the Others segment totaled Ps.16 million, showing a decrease in comparison with the loss of Ps.103 million in 2016, mainly due to the improvements of the investments of Elron.

Financial results, net - Fiscal year 2017 compared to fiscal year 2016

Our financial loss, net fell by Ps. 1,343 million, from a loss of Ps. 6,046 million in fiscal year 2016 to a loss of Ps. 4,703 million in fiscal year 2017. This was primarily attributable to: (i) a Ps. 1,730 decline in foreign exchange losses, net in fiscal year 2017; (ii) a Ps. 4,098 million increase in income from fair value measurement of financial assets in fiscal year 2017; offset by (i) a Ps. 3,786 million increase in financial interest expense, net recorded in fiscal year 2017; and (ii) a Ps. 982 million decline in profits from derivative instruments in fiscal year 2017.

Changes in our financial losses, net were primarily attributable to (i) a Ps. 4,308 million increase in income from fair value measurement of financial assets attributable to our subsidiary IDBD; (ii) a Ps. 1,729 million decline in foreign exchange losses, resulting from the exchange rate having experienced less depreciation than in the previous fiscal year; (iii) a Ps. 390 million decline in losses from valuation of financial instruments in connection with the acquisition of IDBD; (iv) a Ps. 3,979 million increase in interest expense in respect of IDBD; and (v) a Ps. 1,439 million decline in profits from foreign currency futures.

There was a 10.6% fluctuation in the US-dollar buying exchange rate during fiscal year 2017 (increasing from Ps. 15.040 to US$ 1 as of June 30, 2016 to Ps. 16.630 to US$ 1 as of June 30, 2017) relative to the previous fiscal year when the US$/Ps. exchange rate experienced a 65.5% fluctuation (from Ps. 9.088 to US$ 1 as of June 30, 2015 to Ps. 15.040 to US$ 1 as of June 30, 2016).

Income tax - Fiscal year 2017 compared to fiscal year 2016

The Company applies the deferred tax method to calculate the income tax corresponding to the periods presented, recognizing in this way the temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of Ps.5,785 million during fiscal year 2016, to a loss of Ps. 2,713 million during fiscal year 2017.

For purposes of determining the deferred assets and liabilities and according to the legal provisions enacted as of the date of issuance of this annual report, a tax rate has been applied to the identified temporary differences and tax losses, which is that expected to be in force at the time of their reversion or use.

Profit for the year - Fiscal year 2017 compared to fiscal year 2016

As a result of the factors described above, the profit of the year, including the effect of discontinued operations, went from a profit of Ps. 9,118 million during fiscal year 2016 to a profit of Ps. 5,028 million during fiscal year 2017. Profit / (loss) for the fiscal year attributable to the controlling company’s shareholders went from a profit of Ps. 5,167 million in fiscal year 2016 to a profit of Ps. 1,511 million in fiscal year 2017; and The non-controlling interest in controlled companies went from a profit of Ps. 3,951 million in fiscal year 2016 to a profit of Ps. 3,517 million in fiscal year 2017, primarily due to the consolidation of our subsidiary IDBD.

Discontinued operations

The results of Israir Open Sky, IDB Tourism and Shufersal operations, the share of profit of Adama and the finance costs associated to the non-recourse loan, until its sale, and the results from sale of the investment in Adama have been reclassified in the Statements of Income under discontinued operations.

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

Cash Flows

The table below shows our cash flow for the fiscal years ended June 30, 2018, 2017 and 2016:

	For the fiscal year ended June 30,
	2018	2017	2016
	(in million of Pesos)
Net cash generated from operating activities	13,775	9,252	4,219
Net cash (used in) / generated from investing activities	(11,972)	(2,415)	8,640
Net cash (used in) / generated from financing activities	(2,299)	1,899	(4,647)
Net (decrease) / increase in cash and cash equivalents	(496)	8,736	8,212

As of June 30, 2018, we had positive working capital of Ps.45,380 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2018, in our Agricultural Business, we had negative working capital of Ps.3,772 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2018, in our Urban Properties and Investments Business, our Operation Center in Argentina had positive working capital of Ps.7,806 million and our Operations Center in Israel had positive working capital of Ps.41,346 million, resulting in a consolidated positive working capital of Ps.49,152 million (calculated as current assets less current liabilities as of such date.

At the same date, our Agricultural Business had cash and cash equivalents of Ps.1,333 million while our Operations Center in Argentina had cash and cash equivalents of Ps.3,925 million while our Operations Center in Israel had cash and cash equivalents of Ps.33,392 million, totaling consolidated cash and cash equivalents for Ps.38,650 million.

Net cash generated from operating activities

Fiscal Year ended June 30, 2018 and 2017

Net cash generated from operating activities increased from a net cash inflow of Ps.9,252 million during fiscal year ended June 30, 2017 to a net cash inflow of Ps.13,775 million during fiscal year ended June 30, 2018.

Net cash generated from continuing operating activities increased from a net cash inflow of Ps.5,972 million during fiscal year ended June 30, 2017 to a net cash inflow of Ps.9,631 million during fiscal year ended June 30, 2018. Net cash generated from discontinued operating activities increased from a net cash inflow of Ps.3,280 million during fiscal year ended June 30, 2017 to a net cash inflow of Ps.4,144 million during fiscal year ended June 30, 2018.

The increase in net cash generated from operating activities of Ps.4,523 million, mainly due cash inflows in Profit of the year of Ps.12,752 million, increase in Other financial results, net of Ps.18,964 million, a bigger decrease in trade and other receivables of Ps.1,157 million, and an increase in Net cash generated from discontinued operating activities before income tax paid of Ps.864 million. This was partially offset by increase in Loss from discontinued operations of Ps.8,386 million, a decrease in Net gain from fair value adjustment of investment properties of Ps.17,729 million and a decrease in Income tax expense of Ps.2,480 million.

Our operating activities resulted in net cash inflows of Ps.13,775 million for the fiscal year ended on June 30, 2018, mainly due to operating gains of Ps.9,227 million, provided by continuing operating gains of Ps.21,706 million, partially offset by discontinued operating loss of Ps.12,479 million. There was an increase in cash inflows due to the Net cash generated by discontinued operating activities of Ps.4,144 million, a decrease in biological assets of Ps.650 million, a Decrease in trading properties of Ps.499 million, and an increase in trade and other payables of Ps.960 million, offsetting by a cash outflows by an increase in inventories of Ps.602 million.

Fiscal Year ended June 30, 2017 and 2016

Net cash generated from operating activities increased from a net cash inflow of Ps.4,219 million during fiscal year ended June 30, 2016 to a net cash inflow of Ps.9,252 million during fiscal year ended June 30, 2017.

Net cash generated from continuing operating activities increased from a net cash inflow of Ps.3,330 million during fiscal year ended June 30, 2016 to a net cash inflow of Ps.5,972 million during fiscal year ended June 30, 2017. Net cash generated from discontinued operating activities increased from a net cash inflow of Ps.889 million during fiscal year ended June 30, 2016 to a net cash inflow of Ps.3,280 million during fiscal year ended June 30, 2017.

The increase in net cash generated from operating activities of Ps.5,033 million, mainly due cash inflows in Net gain from fair value adjustment of investment properties of Ps.12,629 million, in depreciation and amortization of Ps.1,918 million and in decrease in in biological assets of Ps.1,493 million, and main while Net cash generated from discontinued operating activities increase in Ps.2,391 million. This was partially offset by a decrease in Profit of the year of Ps.4,090 million, an increase in Loss from discontinued operations of Ps.3,276 million, a decrease in Income tax expense of Ps.3,072 million, in Others financial results, net of Ps.2,863 million, in Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest of Ps.1,153 million.

Our operating activities resulted in net cash inflows of Ps. 9,252 million for the fiscal year ended on June 30, 2017, mainly due to operating gains of Ps. 5,798 million, provided by continuing operating gains of Ps. 9,891 million, partially offset by discontinued operating loss of Ps. 4,093 million. There was an increase in cash inflows due to the Net cash generated from discontinued operating activities of Ps. 3,280 million, a decrease in biological assets of Ps.1,085 million, a decrease in trading properties of Ps.510 million, and an increase in trade and other payables of Ps.660 million, partially offset by a cash outflow for an increase in trade and other receivables of Ps.1,107 million.

Net cash (used in) / generated from investing activities

Fiscal Year ended June 30, 2018 and 2017

Net cash used in investing activities increase from a net cash outflow of Ps.2,415 million during fiscal year ended on June 30, 2017 to a net cash outflow of Ps.11,972 million during fiscal year ended on June 30, 2018.

Net cash used in continuing investing activities increase from a net cash outflow of Ps.5,164 million during fiscal year ended on June 30, 2017 to a net cash outflow of Ps.8,853 million during fiscal year ended on June 30, 2018. Net cash used in discontinued operating activities decrease from a net cash inflow of Ps.2,749 million during fiscal year ended June 30, 2017 to a net cash outflow of Ps.3,119 million during fiscal year ended June 30, 2018.

This variation was mainly due to an increase in net cash outflows in Acquisition of investments in financial instruments of Ps.20,481 million, an increase in restricted assets, net of Ps.2,636 million, and a net cash outflow in discontinued investing activities of Ps.5,868 million. This was partially offset by an increase in Proceeds from disposal of investments in financial assets of Ps.19,272 million.

Our investing activities resulted in net cash outflows of Ps.11,972 million for the fiscal year ended on June 30, 2018, mainly due to a net cash outflows for Acquisition of investments in financial instruments of Ps.27,128 million, Acquisition, improvements and advance payments for constructions of investment properties of Ps.3,200 million, Increase in restricted assets, net of Ps.3,032 million, for Acquisitions and improvements of property, plant and equipment of Ps.2,436 million, and Net cash used in discontinued investing activities of Ps.3,119 million. This was partially offset by a net cash inflow for Proceeds from disposal of investments in financial assets of Ps.26,057 million.

Fiscal Year ended June 30, 2017 and 2016

Net cash used in investing activities decrease from a net cash inflow of Ps.8,640 million during fiscal year ended on June 30, 2016 to a net cash outflow of Ps.2,415 million during fiscal year ended on June 30, 2017.

Net cash used in continuing investing activities decrease from a net cash inflow of Ps.8,667 million during fiscal year ended on June 30, 2016 to a net cash outflow of Ps.5,164 million during fiscal year ended on June 30, 2017. Net cash used in discontinued operating activities increase from a net cash outflow of Ps.27 million during fiscal year ended June 30, 2016 to a net cash inflow of Ps.2,749 million during fiscal year ended June 30, 2017.

This variation was mainly due to an increase in net cash outflows for payment for subsidiary acquisition, net of cash acquired of Ps.9,239 million, a decrease in Proceeds from disposal of investments in financial assets of Ps. 7,328 million and in Proceeds from sales of investment properties of Ps.1,035 million, an increase in cash net outflows in Acquisitions and improvements of property, plant and equipment of Ps.1,724 million. This was partially offset by a decrease in cash outflows for Acquisition of investments in financial instruments of Ps.7,220 million and an increase in Net cash generated from discontinued investing activities of Ps.2,776 million.

Our investing activities resulted in net cash outflows of 2,415 million for the fiscal year ended on June 30, 2017, mainly due to cash outflows for Acquisition, improvements and advance payments for constructions of investment properties of Ps.2,752 million, Acquisitions and improvements of property, plant and equipment of Ps.2,315 million, Acquisition of investments in financial instruments of Ps.6,287 million; partially offset by Proceeds from disposal of investments in financial assets of Ps.6,785 million, and Net cash generated from discontinued investing activities of Ps.2,749 million.

Net cash (used in) / generated from financing activities

Fiscal Year ended June 30, 2018 and 2017

Net cash used in financing activities decrease from a net cash inflow of Ps.1,899 million during fiscal year ended on June 30, 2017 to a net cash outflow of Ps.2,299 million during fiscal year ended on June 30, 2018.

Net cash used in continuing financing activities decrease from a net cash inflow of Ps.4,502 million during fiscal year ended on June 30, 2017 to a net cash outflow of Ps.4,557 million during fiscal year ended on June 30, 2018. Net cash generate from discontinued operating activities increase from a net cash outflow of Ps.2,603 million during fiscal year ended June 30, 2017 to a net cash inflow of Ps.2,258 million during fiscal year ended June 30, 2018.

This variation was mainly due to a decrease in Proceeds from borrowings of Ps.4,326 million, an increase in Repayment of borrowings of Ps.3,814 million, Dividends paid to non-controlling interest in subsidiaries of Ps.1,259 million and Interest paid of Ps.1,712 million. Partially offset by cash inflows for Proceeds / (payment) of short term borrowings, net of Ps.1,751 million, and Net cash used in discontinued financing activities of Ps.4,861 million.

Our investing activities resulted in net cash outflows of Ps.2,299 million for the fiscal year ended on June 30, 2018, mainly due to Repayment of borrowings of Ps.22,912 million, for Interest paid of Ps.7,234 million, and Dividends paid to non-controlling interest in subsidiaries of Ps. 1,259 million. This was partially offset by cash inflows for Proceeds from borrowings of Ps.25,027 million, Proceeds from sales of non-controlling interest in subsidiaries of Ps.2,507 million, Contributions from non-controlling interest of Ps.1,347 million, and Net cash generated from financing activities of Ps.2,258 million.

Fiscal Year ended June 30, 2017 and 2016

Net cash generate from financing activities increase from a net cash outflow of Ps.4,647 million during fiscal year ended on June 30, 2016 to a net cash inflow of Ps.1,899 million during fiscal year ended on June 30, 2017.

Net cash generate from continuing financing activities increase from a net cash outflow of Ps.1,538 million during fiscal year ended on June 30, 2016 to a net cash inflow of Ps.4,502 million during fiscal year ended on June 30, 2017. Net cash used in discontinued operating activities decrease from a net cash outflow of Ps.3,109 million during fiscal year ended June 30, 2016 to a net cash outflow of Ps.2,603 million during fiscal year ended June 30, 2017.

This variation was mainly due to a decrease in Repayment of borrowings of Ps.126,756 million, an increase in Proceeds from sales of non-controlling interest in subsidiaries of Ps.2,442 million and a decrease in Net cash used in discontinued financing activities of Ps.506 million. This was partially offset by a decrease in Proceeds from borrowings of Ps.118,074 million, a decrease in Proceeds from derivative financial instruments of Ps.1,173 million, an increase in cash outflows for Proceeds / (payment) of short term borrowings, net of Ps.1,228 million, an increase in Dividends paid of Ps.1,896 million and Interest paid of Ps.2,349 million.

Our investing activities resulted in net cash inflows of Ps. 1,899 million for the fiscal year ended on June 30, 2017, mainly due to Proceeds from borrowings of Ps. 29,353 million, Proceeds from sales of non-controlling interest in subsidiaries of Ps. 2,528 million. This was partially offset by Repayment of borrowings of Ps. 19,098 million, Dividends paid of Ps. 2,135 million, Interest paid of Ps. 5,522 million, Proceeds / (payment) of short term borrowings, net of Ps. 1,019 million and Net cash used in discontinued financing activities of Ps. 2,603 million.

Indebtedness

As of June 30, 2018, we had total loans in the amount of Ps.219,545 million. The following table sets forth the scheduled maturities of our outstanding debt:

		Urban properties and investments
Capital	Agricultural Business	Operation Center in Argentina	Operation Center in Israel	Subtotal	Total
Less than 1 year	6,234	1,054	22,811	23,865	30,099
More than 1 and up to 2 years	1,608	6,241	19,481	25,722	27,330
More than 2 and up to 3 years	714	6,656	16,072	22,728	23,442
More than 3 and up to 4 years	303	621	18,266	18,887	19,190
More than 4 and up to 5 years	3,567	10,391	37,155	47,546	51,113
More than 5 years	164	271	65,783	66,054	66,218
	12,590	25,234	179,568	204,802	217,392
Interest
Less than 1 year	127	468	1,246	1,714	1,841
More than 1 and up to 2 years	38	30	-	30	68
More than 2 and up to 3 years	-	33	-	33	33
More than 3 and up to 4 years	3	5	-	5	8
More than 4 and up to 5 years	-	-	-	-	-
More than 5 years	-	33	-	33	33
	168	569	1,246	1,815	1,983
Financial Leases	154	16	-	16	170
	12,912	25,819	180,814	206,633	219,545

		Urban properties and investments
	Agricultural Business	Operation Center in Argentina	Operation Center in Israel	Subtotal	Total
Non-convertible Notes	6,838	22,354	148,788	171,142	177,980
Bank loans and others	5,469	2,778	32,026	34,804	40,273
Financial Leases	154	16	-	16	170
Bank overdrafts	451	671	-	671	1,122
	12,912	25,819	180,814	206,633	219,545

				Book value
	Currency	Anual Average Interest Rate	Nominal value	(in million Ps.)
Agricultural business
Cresud´s Series XVI Notes	US$	1.50%	109	949
Cresud’s Series XVIII Notes	US$	4.00%	34	931
Cresud’s Series XXII Notes	US$	4.00%	22	595
Cresud’s Series XXIII Notes	US$	6.50%	113	3,322
Brasilagro’s Notes	Rs.	106.5% e 110% do CDI	-	1,041
Bank loans	US$	5.60%	40	956
Bank loans	US$	Libor 6M + 300 bps. O 6% (la mayor)	20	271
Bank loans	US$	4.5%	4	116
Bank loans	US$	2%	3	81
Bank loans	US$	5.25%	5	143
Bank loans	US$	2%	6	159
Bank loans	US$	2.20%	8	225
Bank loans	US$	3.90%	18	518
Bank loans	US$	3.80%	5	144
Bank loans	US$	3.80%	15	438
Bank loans	US$	5.60%	5	144
Bank loans	US$	4.05%	10	291
Bank loans	US$	5.60%	12	348
Bank loans	US$	3.50%	5	144
Bank loans	US$	4.40%	12	344
Bank loans	US$	3.00%	5	147
Bank loans	Rs.	TJLP + 2.70 Pré 9% a 10%	-	254
Bank loans	Rs.	TJLP + 3.73% Pré 9% a 11%	-	44
Bank loans	Rs.	Pré 4% a 9%	-	223
Bank loans	Rs.	Pré 7.22% a 9%	-	318
Bank loans	US$	5%	14	29
Bank loans	Ps.	20.69%	-	12
Bank loans	US$	5.60%	-	101
Others	Ps.	6.00%	-	19
Financial Leases	US$	5.07%	-	6
Financial Leases	Rs.	6.62%	-	12
Financial Leases	Rs.	$R/Kg 0.6462	-	136
Bank overdrafts	Ps.	-	-	451

Operation Center in Argentina
IRSA Commercial Properties’ 2023 Notes	US$	8.75%	360	10,480
IRSA Commercial Properties’ 2020 Notes	US$	5.00%	140	4,036
IRSA’s 2020 Notes	US$	11.50%	71	2,155
IRSA’s 2019 Notes	Ps,	Badlar + 299ptos	384	389
IRSA’s 2019 Notes	US$	7.00%	184	5,294
Bank loans	US$	5.95%	50	1,263
Bank loans	US$	Libor + 1.9%	692	1,009
Bank loans	Ps,	21.20%	75	5
Seller financing	US$	N/A	2	67
Financial Leases	US$	from 3.20% to 14.40%	-	16
Bank overdrafts	Ps,	from 25.00% to 63%	-	671
AABE Debt	Ps,	Libor	44	85
Related Party	Ps,	Badlar	7	6
Related Party	Ps,	Badlar 8.5%	6	3
Related Party	Ps,	15.25%	1	6
Others	US$	3.50%	5	305
Others	US$	8.50%	28	29

Operation Center in Israel
Non-convertible Notes IDBD Serie I	NIS	4.95%	1,013	7,040
Non-convertible Notes IDBD Serie J	NIS	6.60%	103	797
Non-convertible Notes IDBD Serie K	NIS	4.84%	86	668
Non-convertible Notes IDBD Serie M	NIS	8.08%	924	7,248
Non-convertible Notes IDBD Serie N	NIS	5.15%	993	7,826
Non-convertible Notes DIC Serie F	NIS	4.95%	1,872	14,960
Non-convertible Notes DIC Serie H	NIS	4.45%	62	584
Non-convertible Notes DIC Serie J	NIS	4.52%	2,582	21,004
Non-convertible Notes Cellcom Serie F	NIS	4.60%	429	3,599
Non-convertible Notes Cellcom Serie G	NIS	6.99%	86	712
Non-convertible Notes Cellcom Serie H	NIS	1.98%	950	7,221
Non-convertible Notes Cellcom Serie I	NIS	4.14%	804	6,338
Non-convertible Notes Cellcom Serie J	NIS	2.62%	103	813
Non-convertible Notes Cellcom Serie K	NIS	3.75%	304	2,399
Non-convertible Notes Cellcom Serie L	NIS	2.66%	401	3,143
Non-convertible Notes PBC Serie D	NIS	4.95%	1,317	13,262
Non-convertible Notes PBC Serie F	NIS	4.95%	742	6,377
Non-convertible Notes PBC Serie G	NIS	7.05%	528	4,772
Non-convertible Notes PBC Serie H	NIS	4.55%	102	807
Non-convertible Notes PBC Serie I	NIS	4.75%	1,390	11,311
Non-convertible Notes PBC Gav-Yam Serie A	NIS	3.19%	380	2,990
Non-convertible Notes PBC Gav-Yam Serie F	NIS	4.75%	1,877	20,049
Non-convertible Notes PBC Gav-Yam Serie H	NIS	2.72%	424	3,332
Non-convertible Notes PBC Ispro Serie B	NIS	5.40%	153	1,536
Bank loans and others	NIS	2.40%	166	1,302
Bank loans and others	NIS	2.35%	308	2,414
Bank loans and others	NIS	2.20%	171	1,333
Bank loans and others	NIS	2.20%	23	181
Bank loans and others	NIS	4.60%	200	1,596
Bank loans and others	NIS	4.90%	140	1,118
Bank loans and others	NIS	5.10%	200	1,598
Bank loans and others	NIS	1.97%	23	177
Bank loans and others	NIS	2.65%	83	646
Bank loans and others	NIS	3.07%	10	76
Bank loans and others	NIS	1.55%	19	157
Bank loans and others	NIS	1.73%	22	226
Bank loans and others	NIS	1.87%	77	608
Bank loans and others	NIS	1.77%	59	464
Bank loans and others	NIS	1.87%	35	282
Bank loans and others	NIS	1.86%	29	233
Bank loans and others	NIS	2.10%	59	462
Bank loans and others	NIS	1.88%	93	741
Bank loans and others	NIS	1.26%	114	902
Bank loans and others	NIS	1.57%	12	93
Bank loans and others	NIS	2.14%	50	386
Bank loans and others	NIS	4.07%	297	8,313
Bank loans and others	NIS	5.91%	100	2,800
Bank loans and others	NIS	2.35%	1	8
Bank loans and others	NIS	3.00%	1	8
Bank loans and others	NIS	2.89%	3	24
Bank loans and others	NIS	2.95%	2	16
Bank loans and others	NIS	5.57%	207	1,641
Bank loans and others	NIS	7.00%	145	1,160
Others	NIS	from 1.22% to 3.34%	347	3,061

Agricultural business

Series XVI Notes

On November 18, 2013, we issued the Series XVI Notes, for US$ 109.1 (50% has already been amortized on May 18, 2018), bearing a fixed interest rate of 1.5% with an issuance price of 102.3%, which matures on November 19, 2018.

Series XVIII Notes

On September 12, 2014, we issued the Series XVIII Notes, for US$ 33.7, bearing a fixed interest rate of 4.0% with an issuance price of 102.179%, which matures on September 12, 2019.

Series XXII Notes

On August 12, 2015, we issued the Series XXII Notes, for US$ 22.7, bearing a fixed interest rate of 4.0% with an issuance price of 97.65%, which matures on August 12, 2019.

Series XXIII Notes

On February 16, 2018, we issued the Series XXIII Notes, for US$ 113.2, bearing a fixed interest rate of 6.5% payable semiannually, which matures on February 16, 2023.

Operations Center in Argentina

Offer to Purchase and Consent Solicitation Statement of Series I and Series II Notes issued by IRSA, and Series I Notes issued by IRSA CP.

On March 3, 2016, IRSA and IRSA CP announced that they would launch offers to buy in cash: (i) 11.50% Class II Notes due 2020 issued by IRSA for principal amount up to US$76.5 million, (ii) any and 8.50% Class I Notes due 2017 issued by IRSA, and (iii) any and 7.875% Class I Notes notes due 2017 issued by IRSA CP.

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

Series II Notes (Issued by IRSA CP)

On March 23, 2016, IRSA CP issued Notes in an aggregate principal amount of US$360 million under its Global Notes Program. Series II Notes accrue interest semi-annually, at an annual fixed rate of 8.75% and mature on March 23, 2023. The issue price was 98.722% of nominal value.

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

The Series II Notes contain financial covenants limiting IRSA CP’s ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

a) no Event of Default shall have occurred and be continuing;

b) IRSA CP may incur at least US$1.00 worth of additional debt pursuant to the “Restriction on Additional Indebtedness”;

c) and the aggregate amount of such dividend exceeds the sum of:

i. 100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2015 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and

ii. any reductions of Indebtedness of IRSA on a consolidated basis after the Issue Date any reductions of Indebtedness of after the Issue Date exchanged for to Capital Stock of the IRSA or its Subsidiaries.

Series VII and VIII Notes

On September 8, 2016, IRSA issued Series VII and VIII Notes for an aggregate amount of US$210 million:

a) Series VII Notes for a principal amount of Ps.384.2 million at BADLAR plus 299 bps due on September 9, 2019.

b) Series VIII Notes for a principal amount of US$184.5 million at a fixed rate of 7% due on September 9, 2019.

The proceeds were mainly used to repay preexisting debt.

Series IV Notes (Issued by IRSA CP)

On September 12, 2017, IRSA CP issued the Series IV Notes, for US$140 million, bearing a fixed interest rate of 5.0%, which matures on September 14, 2020.

Operations Center in Israel

IDBD is subject to certain restrictions and financial covenants in relation to its financial debt, including its notes and loans from banks and financial institutions. From September 2016, following the sale of Adama and the increased value recorded by its subsidiaries in the market, IDBD and DIC returned to the capital markets to refinance its debts. In this regard, IDBD and DIC have completed successful placements of debt, please find below a description of IDBD´s and DIC last issuances of bonds in the capital markets to refinance their outstanding debts:

In July 2017, IDBD issued a bond for a total amount of NIS 642.1 million at 5.30% fixed rate with maturity in 2022. In addition, in February 2017, IDBD issued a new Bond for NIS 1.060 million at 5.40% fixed rate and maturity in 2019.

In March 2017, DIC issued a NIS 555 million Bond at 4,06% plus CPI with maturity in 2019.

These bond issuances and the recent sale during fiscal year 2018 of a 16.65% stake in Shufersal, increased the liquidity of DIC and IDBD and allows to reduce the level of leverage. For this reason, IDBD and DIC received from Standard & Poor´s Maalot (S&P Maalot) an improvement in their credits ratings, from ilCCC to ilBBB- in the case of IDBD and from ilBBB- to ilBBB+ in the case of DIC.

It should be noted that the financial position of IDBD and its subsidiaries in the operations center in Israel does not adversely affect IRSA´s cash flows to satisfy the debts of IRSA.

Moreover, the commitments and other restrictions resulting from IDBD’s indebtedness have no effects on IRSA, as it qualifies as non-recourse debt against IRSA, and IRSA has not given its assets as collateral for such debt either.

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology, in our agricultural business, amounted to Ps.53 million, Ps.48 million and Ps.10 million for fiscal years 2018, 2017 and 2016 respectively. Our total technology investments aimed to increase the productivity of purchased land have amounted to Ps.556 million since fiscal year 1995.

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

A substantial part of Cellcom’s operations are subject to the Communications Law, regulations enacted by the Ministry of Communications, and the provisions of the licenses granted to Cellcom by the Minister of Communications. Cellcom’s activities which include providing cellular service, landline, international telephone services and internet access, and infrastructure services are subject to licensing. For more information, please see “Legal framework – Operations Center in Israel”.

D. TREND INFORMATION

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world growth is expected to reach 3.7% in 2018 and 2019. In 2018 growth in advanced economies is expected to remain above trend at about 2.4%, before reaching 2.1 in 2019. The growth projected in the United States is at 2.9% for 2018 and 2.5% for 2019, and in the Euro area economy is projected to slow gradually from 2.4% in 2017, to 2.0 in 2018 and 1.9 in 2019. Growth in Latin America is projected to increase modestly from 1.3% in 2017 to 1.2% in 2018, and further to 2.2% in 2019.

Many emerging market and developing economies need to enhance resilience through an appropriate mix of fiscal, monetary, exchange rate, and prudential policies to reduce vulnerability to tightening global financial conditions, sharp currency movements, and capital flow reversals. Long-standing advice on the importance of reining in excess credit growth where needed, supporting healthy bank balance sheets, containing maturity and currency mismatches, and maintaining orderly market conditions has become even more relevant in the face of renewed market volatility. In general, allowing for exchange rate flexibility will be an important means for cushioning the impact of adverse external shocks, although the effects of exchange rate depreciations on private and public sector balance sheets and on domestic inflation expectations need to be closely monitored. With debt levels rising rapidly in both emerging and lowincome economies over the past decade, fiscal policy should focus on preserving and rebuilding buffers where needed, through growth-friendly measures that protect the most vulnerable. To raise potential growth and enhance its inclusiveness, structural reforms remain essential to alleviate infrastructure bottlenecks, strengthen the business environment, upgrade human capital, and ensure access to opportunities for all segments of society.

Higher energy prices have lifted headline year-over-year inflation rates in advanced and emerging market and developing economies over the past six months. Core inflation remains below central banks’ targets in most advanced economies. Core annual consumer price inflation in the United States, where unemployment hovers around multidecade lows, has exceeded 2 percent since March. Core inflation in the United Kingdom averaged slightly more than 2 percent in the first half of 2018, lower than the last year. Core inflation in emerging markets has also inched up, reflecting pass-through effects from currency depreciation in some cases and second-round effects of higher fuel prices in others.

The IMF’s Primary Commodities Price Index rose 3.3% between February 2018 and August 2018, driven by higher energy prices. Food prices fell amid rising trade tensions, while the price of metals softened because of weaker demand from China.

Argentine macroeconomic context

On August, 2018, the Central Bank of Argentina published that growth is expected to decrease from 2.9 percent in 2017 to (2.6) percent in 2018 due to the effect of the drought on agricultural production, as well as the needed fiscal and monetary adjustment to improve the sustainability of public finances and reduce high inflation.

Shopping malls sales reached a total Ps.6,886.4 million in June 2018, which represents a 31.2% increase as compared to the same period last year. Accumulated sales for the first six months of the year totaled Ps.33,733.7 million, representing a 27.9% increase as compared to the same period last year.

The INDEC reported that, as of June 2018, industrial activity in Argentina decreased by 8.1% as compared to the same month in 2017. Textile industry accumulated a 1.0% increase during the first six months of the year as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of July 2018, showed a reduction of 6.7% compared with the same period of the previous year.

Regarding the balance of payments, in the second quarter of 2018 the current account deficit reached US$8,292 million, with US$4,363 million allocated to the goods and services trade balance, and US$4,379 million to the net primary income, and a superávit of US$450 million to the net secondary income.

During the second quarter of 2018, the financial account showed net income of US$8,427 million, due to the net issue of liability assets of US$420,601, partially offset by net adquisition of assets of US$ 12,174 million. As a result of the Balance transactions, the stock of international reserves increased by US$741 million during the second quarter of 2018.

Total gross external debt stock at the end of June 2018 is estimated at US$261,483 million, with an increase of US$ 28,267 million, 3.3% compared to the previous quarter 61% of the debt corresponds to the Government; 8% to the Argentine Central Bank; 27% to non-financial corporations and households,

2% to deposit-taking companies and 1% to other financial companies.

In local financial markets, the Private Badlar rate in Pesos ranged from 19.69% to 32.69% in the period from July 2017 to June 2018, averaging 30.57% in June 2018 against 19.81% in June 2017. As of June 30, 2018, the seller exchange rate quoted by Banco de la Nación Argentina was of Ps.28.8500 pesos per US$1.00. As of June 30, 2018, Argentina’s country risk increased by 175 basis points in year-on-year terms. The debt premium paid by Argentina was at 610 basis points in June 2018, compared to the 332 basis points paid by Brazil and 211 basis points paid by Mexico.

As of September 28, 2018, the Private Badlar rate in Pesos peaked at 43.31%. As of September 28, 2018, the seller exchange rate quoted by Banco de la Nación Argentina was of Ps.41.2500 pesos per US$1.00. As of September 28, 2018, Argentina’s country risk increased by 253 basis points in year-on-year terms. The debt premium paid by Argentina was at 623 basis points in September 28, 2018, compared to the 293 basis points paid by Brazil and 180 basis points paid by Mexico.

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

According to the World Agricultural Supply and Demand Estimates Repro published by the United States Department of Agriculture on August 10, 2018, world soybean production for the season 2018/2019 is expected to be about 367,1 million tons, an increase of 9% as compared to the season 2017/2018.

World corn production is expected to about 1,061.1 million tons for season 2018/2019, 2,7% higher than in the previous season.

The policies implemented by the new government ever since taking office have led to better projections for the agricultural industry. Mainly, the strong devaluation of the peso and tax reductions on exports have improved the situation of agricultural growers. Withholding taxes on corn and wheat have been fully eliminated, whereas withholding taxes on soybean have been lowered by 5% (to 30% down from 35%) for fiscal years beginning on or after January 1, 2018 until December 31, 2019, and beginning on or after January 1, 2020 the tax rate will be further reduced to 25%.

Cattle

As reported by SENASA, with an aggregate stock of 54,816,050 heads as of March 31, 2018, the cattle stock has increased by 2.7% as compared to the same period of the previous year. For the decade in a row, the cattle stock surpassed 48 million heads.

As reported by the Argentine Chamber of Beef Commerce and Industry (Cámara de la Industria y Comercio de Carnes y Derivados de la República Argentina, “Ciccra”), consumption of cattle beef per capita was 58.6 kilograms per year on average for the second quarter of 2018, accounting for a year-on-year increase of 3.5%. Domestic consumption accounts for 90.8% of production, representing a year-on-year increase of 4.4%.

Milk Sector

The United States Department of Agriculture revised milk production in Argentina for 2018 up 1% respect to December 2017, projecting 10.8 million tons, as a result of higher domestic prices, improved weather conditions, and an increased productivity.

Although dairy farmers have benefited from a return to normal weather and improved pasture growth during the first half of 2018, the economic environment is proving challenging, due to the severe drought that had a negative impact on soybean export revenues, and the higher energy costs and struggling fiscal pressures. These factors may be partially offset by the Stand-By Arrangement of $50 billion with the IMF that will allow Argentina to continue its economic reforms. Nevertheless, the smaller and less efficient farmers will face challenging conditions as the costs of production rise and their margins are squeezed.

Urban Properties and Investment Business

Operations Center in Argentina

Evolution of Shopping Malls in Argentina

At October 2018, the Consumer Confidence Index (CCI) showed a 3.1% decline as compared to September 2018, and a 36% decrease as compared to October 2017. Sales in Shopping Mall Properties in October 2018 reached a total amount of Ps.6,096.7 million, which represented a 23.2% increase compared to the same month in 2017. Accumulated sales for the first eight months of the year totaled Ps.47,137.8 million and reached a 26.6% percent variation compared to the same period the previous year.

Evolution of Offices in Argentina

According to Colliers International, as of June 30, 2018, the A+ and A office inventory increased as compared to 2017, at 1,899,183 sqm. In terms of rental availability, the vacancy rate maintained without important changes around 7.3% during the second quarter of 2018. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values.

Compared to the previous quarter, the Premium Offices prices remained the same in the order of US$ 25.8 per square meter compared to the previous quarter, and showed a 5% increase compared to the same period last year, which was US$ 24.5 per square meter. There was a decrease in rental prices for A+ properties of US$ 2.8per square meter, from US$ 25.6 per square meter in the first quarter of 2018 to US$ 28.4 per square meter for the second quarter of 2018. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of US$ 31.3. Likewise, the industry reported a 2% increase in rental prices for A properties compared to the first quarter of 2018, reaching an average of US$ 23.1 per square meter, in which the North zone of Ciudad de Buenos Aires reach the higher prices, reaching US$ 29.1 per square meter.

Evolution of the Hotel industry in Argentina

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at June 2018, overnight stays at hotel and parahotel establishments were estimated at 2.6 million, 6.0% lower than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 5.6% and 6.4%, respectively. Total travelers who stayed at hotels during June were 1.2 million, a 9.0% decrease compared to the same month the previous year. The number of resident and nonresident travelers decreased by 10.1% and 4.5%, respectively. The 1.0 million resident travelers represented 80.5% of the total number of travelers who stayed at hotels. The Room Occupancy Rate in April was 34.4%, showing a slight decline compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 24.8%, which represents a slight decrease compared to June 2017.

Operations Center in Israel

Israeli macroeconomic context

According to IMF Israel report published on May, 2018, Israel’s growth is expected to reach about 3.4% in 2018 and remain around this level in the next few years owing to the completion of major projects. Domestic and international conditions are supportive of an increase in inflation, yet significant uncertainty remains around the timing of such a rise. Housing price increases have slowed to only 2% alongside a decline in turnover, but housing affordability remains a problem.

Despite a reversal of one-off factors boosting 2016 GDP, the economy grew 3.4% in 2017 owing to robust domestic demand and higher global growth lifting exports by 3.7%,. Consumption growth reverted to 3.3% after an unusually high increase in 2016 when car purchases surged ahead of vehicle tax hikes. Fixed investment rose 2.8% even after a double-digit increase in 2016, bolstered by imported machinery, such as Intel facility upgrades, and non-residential construction.

Unemployment has declined steadily, to below 4% in early 2018, supporting broad-based wage growth. Nonetheless, inflation remains below the 1%–3% target range of the Bank of Israel, reflecting the appreciation of the shekel, increased competition including internet shopping, and government measures to lower the cost of living.

The Bank of Israel has held the policy rate at 0.1% since February 2015 and has stated that monetary policy in Israel will remain accommodative as long as necessary to entrench inflation within the target range.

In the longer term, however, Israel faces challenges to growth and stability from modest productivity growth despite its dynamic hightech sector, sizable infrastructure needs that are especially evident in high traffic congestion, and high poverty partly reflecting the lower skills and labor participation of population groups that will rise as a share of the working age population in coming decades.

E. OFF-BALANCE SHEET ARRANGEMENTS

Agricultural Business

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. We have recourse against the non-performing party. As of June 30, 2018, the value of transacted merchandise for which guarantees were granted amounted to Ps.202 million. As of the date of this annual report, there were non-performing parties under the agreements for which we had to respond as guarantor. As of the date of this annual report, the value of transacted merchandise for which guarantees were granted amounted to Ps.477 million.

Urban Properties and Investment Business

As of June 30, 2018, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The followings tables show our contractual obligations, as of June 30, 2018.

As of June 30, 2018	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
	(in million of Ps.)
Trade and other payables	16,404	1,318	1,338	10	3	19,073
Borrowings (excluding finance lease liabilities)	37,454	36,003	30,996	25,746	129,458	259,657
Finance leases obligation	38	7	3	-	137	185
Purchase obligation	3,921	1,823	639	347	229	6,959
Derivative financial instruments	122	16	-	-	46	184
Total	57,939	39,167	32,976	26,103	129,873	286,058

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

For information about Production and Sales, please see “Item 5.A. Consolidated Operating Results.”

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are managed by a board of directors, which consists of nine directors and three alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders for a three-year term, provided, however, that of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board unlimited number of times. There are no arrangements or understandings pursuant to which any director or person from our senior management is appointed.

Our current board of directors was elected at the shareholders’ meetings held on October 30, 2015, October 31, 2016 and October 31, 2017 for terms expiring in the years 2018, 2019 and 2020, respectively.Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo Sergio Elsztain	01/26/1960	Chairman	06/30/20	10/31/17	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/20	10/31/17	1994
Alejandro Gustavo Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/19	10/31/16	1994
Gabriel A.G. Reznik	11/18/1958	Regular Director	06/30/21	10/29/18	2003
Jorge Oscar Fernández	01/08/1939	Regular Director	06/30/21	10/29/18	2003
Fernando Adrián Elsztain	01/04/1961	Regular Director	06/30/19	10/31/16	2004
Pedro Damasco Labaqui Palacio	02/22/1943	Regular Director	06/30/21	10/29/18	2006
Daniel E. Mellicovsky	01/17/1948	Regular Director	06/30/20	10/31/17	2008
Alejandro Gustavo Casaretto	10/15/1952	Regular Director	06/30/20	10/31/17	2008
Gastón Armando Lernoud	06/04/1968	Alternate Director	06/30/20	10/31/17	1999
Enrique Antonini	03/16/1950	Alternate Director	06/30/19	10/31/16	2007
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/19	10/31/16	2007

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

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than twenty-five years. He is the chairman of the board of Directors of CRESUD, IRSA Propiedades Comerciales, IDB Development Corporation Ltd, Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Austral Gold Ltd., Consultores Assets Management S.A., among other companies. He also Chairs IRSA Foundation, is a member of the World Economic Forum, the Council of the Americas, the Group of 50 and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as VicePresident of the World Jewish Congress. Mr. Eduardo Sergio Elsztain is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain’s and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He was a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-chairman of CRESUD, IRSA CP, Consultores Assets Management S.A. and other companies like Fibesa S.A. and Chairman at Puerto Retiro S.A. He is also director of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas, BACS Banco de Crédito & Securitización S.A., Tarshop S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires. He is currently Second Vice-chairman of CRESUD, Executive Vice-chairman of IRSA, Chairman at Fibesa S.A. and Vice-chairman at Nuevas Fronteras S.A. and Hoteles Argentinos S.A. In addition, he is Chairman of the israel’ companies Gav Yam and Mehadrin and Vice-Chairman of Property & Building Corporation Ltd. He is also a regular Director at IDB Development Corporation Ltd., BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Emprendimiento Recoleta S.A., among other companies. He is also Chairman of Hillel Foundation Argentina. Mr. Alejandro Gustavo Elsztain is brother of our Chairman, Eduardo Sergio Elsztain and of Daniel Ricardo Elsztain. He is also Fernando Adrián Elsztain’s cousin.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad de Buenos Aires). He worked for IRSA since 1992 until May 2005 at which time he resigned. He had formerly worked for an independent construction company in Argentina. He is director of Banco Hipotecario.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires). He has performed professional activities at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial institutions and associations.

Fernando Adrián Elsztain. Mr. Elsztain studied architecture at Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the Board of Directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Hoteles Argentinos S.A. and Llao Llao Resorts S.A., and an alternate director of Banco Hipotecario and Puerto Retiro S.A. Mr. Fernando Adrián Elsztain is cousin of our Chairman, Eduardo Sergio Elsztain, and our directors Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain.

Pedro Damaso Labaqui Palacio. Mr. Labaqui obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also director of Bapro Medios de Pago S.A., permanent statutory auditor of Bayfe S.A. Fondos Comunes de Inversión, director and member of the Supervisory Committee of J. Minetti S.A., and Director of REM Sociedad de Bolsa S.A.

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

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree in Universidad El Salvador in 1992. He obtained a Master in Corporate Law in Universidad de Palermo in 1996. He has been senior associate in Zang, Bergel & Viñes Law Firm until June 2002, when he joined CRESUD as legal counsel.

Enrique Antonini. Mr. Antonini holds a degree in law from the School of Law of Universidad de Buenos Aires. He has been director of Banco Mariva S.A. since 1992 until today, and alternate director of Mariva Bursátil S.A. since 2015. He is a member of the Argentine Banking Lawyers Committee and the International Bar Association.

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

Sholem Lapidot. Mr. Lapidot has studied Rabbinical Studies and Jewish Philosophy in Argentina, Canada and Israel. Mr. Lapidot serves as CEO and director in DIC and IDBD since January 2016., and as a director in several subsidiaries of IDBD. Mr. Lapidot has been the CEO of IDBD and DIC since January 2016.

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 31, 2016:

Member	Date of Birth	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Noemí Ivonne Cohn	05/20/1959	Member
Roberto Daniel Murmis	04/07/1959	Alternate Member
Alicia Graciela Rigueira	12/02/1951	Alternate member
Gastón Damián Lizitza	06/09/1972	Alternate member

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

Gastón Gabriel Lizitza. Mr. Lizitza obtained a degree in accounting at the University of Buenos Aires. He is a partner at Abelovich, Polano & Asociados S.R.L; an accounting firm in Argentina, member of Nexia International. He is also a member of the Supervisory Committee of BACSAA, Cresud SACIF and A, Futuros y Opciones.Com SA and IRSA Inversiones y Representaciones Sociedad Anónima.

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

At our shareholders’ meeting held on October 31, 2018, a compensation for an aggregate amount of Ps. 140,599,334 was approved for all of our directors for the fiscal year ended June 30, 2018.

Compensation of Supervisory Committee

Our shareholders’ meeting held on October 29, 2018 further approved by majority vote a compensation for an aggregate amount of Ps.900,000 to our Supervisory Committee for the fiscal year ended June 29, 2018.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation paid to our senior management of the Operations Center in Argentina and the Agricultural Business for the fiscal year 2018, was Ps.26,609,721.

The aggregate compensation to the Senior Management of the Operations Center in Israel for the fiscal year ended June 30, 2018 and 2017 was of Ps.67 million ans Ps.13 million, respectively.

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

During this fiscal year ended June 30, 2018 and 2017, the Company has contributed to the plan for Ps.32 million and Ps.3.6 million, repectively.

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

Long Term Incentive Plan based on Shares

Brasilagro´s Long-Term Stock-Based Incentive Plan (“LTIP” or “Plan”) was approved at our general meeting held on October 2, 2017. Executive officers and other key employees are eligible for the Plan, however members of the Board of Directors are not eligible.

In establishing the Plan, the Company seeks to foster the achievement of the Company’s objectives, to strengthen the participants’ commitment in achieving Brasilagro’s goals, resulting in a mid-term alignment of interests. Since the participants receive our shares, this causes them to aim at improving the results of Brasilagro and appreciation of the price of our common shares, aligning mid-term interests with Brasilagro. Finally, there is a long-term alignment of interests, since the vesting period and the potential for valuation of our common shares under the LTIP Plan also encourage participants to generate better long-term results, as well as remain in Brasilagro. The Plan helps retain key executives and key employees for a longer period, which is fundamental to Brasilagro’s long-term management and strategies.

The Long-Term Stock-Based Incentive Program No. 1 (“Program No. 1”) was established under the Plan and was duly approved at the Board of Directors meeting held on February 2, 2018.

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

The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

- Effectiveness and efficiency of operations

- Reliability of financial reporting

- Compliance with applicable laws and regulations

Based on the above, the Company’s internal control system involves all levels of the company actively involved in exercising control:

- the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

- the management of each area is responsible for internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the area and, therefore, those of the entity as a whole;

- the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

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

Remuneration Committee

There is no remuneration committee.

D. EMPLOYEES

Operations Center in Argentina

As of June 30, 2018, we had 3,381 employees.

As of such date, we had 888 employees in our Agricultural Business in Argentina, including our employees, FyO and SACPSA but not those of Agro-Uranga S.A. Approximately 70% are under collective labor agreements. We have good relations with each of our employees.

We employ 416 people in our International Agricultural businesses, composed of 395 employees of Brasilagro and 21 employees in the companies located in Bolivia.

Our Real Estate Business had 1,771 employees. Our Development and Sale of Properties and Other Non-Shopping Mall Businesses segment had 31 employees, 4 of whom are represented by the Commerce Labor Union (Sindicato de Empleados de Comercio, or SEC) and 10 by the Horizontal Property Union (SUTERH). The Shopping Mall segment had 928 employees including 434 under collective labor agreements. Our Hotels segment had 812 employees with 662 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows the number of employees in the Company’s various businesses as of the dates mentioned below:

		Urban Business
	Agricultural Business(1)	Sales and Developments	Shopping Mall	Hotels(2)	Shared Service Center(3)	Corporate Areas(3)	Total
June 30, 2016	1,014	31	964	758	172	114	3,053
June 30, 2017	1,224	31	947	790	196	109	3,297
June 30, 2018	1,304	31	928	812	191	115	3,381

(1) Agricultural Business includes Cresud, FyO , SACPSA, and from this fiscal year we also include in this disclosure the employees of Brasilagro, Cresca and Palmeira S.A.
(2) Hotels include Intercontinental, Sheraton Libertador and Llao Llao.
(3) See Service Sharing Agreement entered into with IRSA Inversiones y Representaciones Sociedad Anónima and IRSA Propiedades Comerciales S.A.

Operation Center in Israel

The following table shows the number of employees as of June 30, 2018 of our Israeli operating center divided by company:

	As of June 30,
	2018	2017	2016
IDBD	1	24	29
DIC (1)	39	18	31(3)
Shufersal	15,155	13,790	13,792
Cellcom (2)	3,988	2,940	3,158
Elron	13	13	-
Epsilon	50	51	48
IDB Tourism	855	797	734
Modiin	1	-	-
PBC (3)	614	118	115

(1) Includes Gydrom’s and New Pharm’s employees.
(2) Includes Gav-Yam’s, Ispro’s, Nave’s, Hon’s y Mehadrin’s employees.
(3) includes Elron's employees.

E. SHARE OWNERSHIP

Share ownership of directors, members of the supervisory committee, and senior management as of June 30, 2018.

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2018:

Name	Position	Number of Shares	Percentage
Directors
Eduardo Sergio Elsztain (1)	Chairman	174,267,696	34.74%
Saúl Zang	First vice-chairman	4,096,555	0.82%
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	6,463,410	1.29%
Gabriel A. G. Reznik	Director	-	-
Jorge Oscar Fernández	Director	3,057,710	0.61%
Fernando Adrián Elsztain	Director	-	-
Pedro Damaso Labaqui Palacio	Director	3,600	0.00%
Daniel Elias Mellicovsky	Director	-	-
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural Real Estate	122,576	0.02%
Gastón Armando Lernoud	Alternate Director	9,676	0.00%
Enrique Antonini	Alternate Director	-	-
Eduardo Kalpakian	Alternate Director	-	-

Senior Management
Matias Gaivironsky	Chief Financial and Administrative Officer	83,723	0.02%
Carlos Blousson	Chief Executive Officer of the International Operation	-	-

Supervisory Committee
José Daniel Abelovich	Member	-	-
Marcelo Héctor Fuxman	Member	-	-
Noemi Ivonne Cohn	Member	-	-
Roberto Daniel Murmis	Alternate member	-	-
Alicia Graciela Rigueira	Alternate member	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-
Executive Committee
Eduardo Sergio Elsztain	Member	174,267,696	34.74%
Saúl Zang	Member	4,096,555	0.82%
Alejandro Gustavo Elsztain	Member	6,463,410	1.29%

(1) Includes (i) 120,173,090 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 880 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 54,000,000 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner and iv) 93,726 common shares directly owned by Mr. Eduardo S. Elsztain.

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

	Share Ownership as of June 30, 2018
Shareholder	Number of Shares	Percentage
Eduardo Sergio Elsztain (1)(2)	174,267,696	34.74%
Newfoundland Capital Management(3)	45,606,160	9.09%
Directors and officers(4)	13,837,250	2.76%
ANSES	18,000,448	3.59%
Total	251,711,554	50.18%

(1) Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2) As a result, Mr. Elsztain may be deemed beneficial owner of 34.74% of our total shares, which includes (i) 120,173,090 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 880 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 54,000,000 common shares owned by Agroninvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner and iv) 93,726 common shares directly owned by Mr. Eduardo S. Elsztain.
(3) According to the Form filed with the SEC. as of June 30, 2018.
(4) Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

Change in Share Ownership in the Company

	As of June 30,
	2018	2017	2016	2015	2014
IFISA(1)(2)	34.74%	30.8%	30.9%	37.4%	38.2%
Newfoundland Capital Management(3)	9.0%	-	-	-	-
Senvest Management LLC(3)	0.7%	3.3%	4.8%	5.1%	2,2%
Directors and officers(4)	2.8%	2.8%	2.9%	2.9%	2.0%
ANSES	3.6%	3.6%	3.6%	3.6%	3.5%

(1) Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2) As a result, Mr. Elsztain may be deemed beneficial owner of 34.74% of our total shares, which includes (i) 120,173,090 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 880 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 54,000,000 common shares owned by Agroninvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner and iv) 93,726 common shares directly owned by Mr. Eduardo S. Elsztain.
(3) According to the Form filed with the SEC.
(4) Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date in a change in control.

Securities held in the host country

As of June 30, 2018, our total issued and outstanding capital stock outstanding consisted of 501,642,804 common shares. As of June 30, 2018, there were approximately 38,619,283 Global Depositary Shares (representing 386,192,830 of our common shares, or 76.99% of all of our outstanding shares held) in the United States by approximately 78 registered holders of Global Depositary Shares.

As of June 30, 2018, our directors and senior officers controlled, directly or indirectly, approximately 37.5% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

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

The offices of Eduardo Sergio Elsztain, the chairman of our board of directors and our controlling shareholder are located at 108 Bolivar, in the City of Buenos Aires. The property has been rented to a company controlled by family members of Mr. Elsztain, and to a company controlled by Fernando A. Elsztain, one of our directors, and members of his family.

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

Agreement for the exchange of corporate services with IRSA and IRSA CP

Considering that each of IRSA CP, IRSA and us have operations that overlap to a certain extent, our board of directors deemed it advisable to implement alternatives designed to reduce certain fixed costs of our combined activities and to mitigate their impact on our operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

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

The Framework Agreement currently provides for the exchange and sharing of services among the following areas: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance, Shared Service Center, Security, Attorneys, Corporate Legal, Corporate Environment and Quality, General Management to Distribute, Security of Directory, Real Estate Business Administration, Real Estate Business Human Resources, Technique, Infrastructure and Services, Purchase and Contracting, Administrations and Authorizations, Investments, Governmental Affairs, Hotels, Fraud Prevention, Bolivar, Directory to Distribute and Real Estate Directory to Distribute.Pursuant to the Framework Agreement, we, IRSA CP and IRSA hired Deloitte & Co., an external consulting firm, to review and evaluate periodically the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

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

Investment in mutual funds of BACS Administradora de Activos S.A. S.G.F.C.I.

Banco Hipotecario provides financial services to related parties or an arms length basis. In addition, we invest from time to time our liquid fund in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario, among other entities.

Legal services

We hire legal services from Estudio Zang, Bergel & Viñes, in which Saúl Zang, was founding a partner. Mr. Zang is a member of our board of directors and that of our related companies.

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

Transactions with IFISA

On February 10, 2015, Dolphin, sold 71,388,470 IDBD shares to IFISA, for an amount of US$ 25.6 million, US$4.0 million of which were paid upon execution and the remaining balance of US$21.6 million were financed for a term of up to 360 days and priced at Libor 1M (one month) + 3%. On May 9, 2016, effective as of February 10, 2016, the parties agreed to extend the expiration date for 30 days as from execution of the addenda, to be automatically renewable every 30 days for a maximum term of 180 days, and increasing the rate to 9% since February10, 2016. On November 22, 2016, effective as of November 5, 2017, the parties agreed to extend the expiration date for an additional period of 30 days to be automatically renewable every 30 days for a maximum term of 180 days. Finally, on April 10, 2017, effective as of April 6, 2017, the parties agreed to fix the expiration date in February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2017, therefore the new amount as remaining balance shall be US$24.6 million amount which shall accrued interest at a rate of 9% annual basis.

On May 31, 2015, IRSA, through Dolphin, sold to IFISA 46 million of warrants Series 4 for a total amount of NIS 0.46 million (equivalent to US$ 0.12 million at the time of the transaction), provided IFISA agreed to exercise them fully when Dolphin were so required by IDBD. In June 2015, IFISA exercised all the warrants Series 4.

On July 31, 2015, Dolphin granted a loan to IFISA for an amount of US$ 7.1 million, due in July 2016, which accrues interest at Libor 1M (one month) + 3%. On May 9, the parties agreed to extend the expiration date to June 8, 2016, to be automatically renewable every 30 days for a maximum term of 180 days, and increased the rate to 9%. On November 22, 2016, effective as of November 5, 2016, the parties agreed to extend the expiration date until December 5, 2016 to be automatically renewable every 30 days for a maximum term of 180 days. Additionally, IFISA create a first degree pledge over 12,915,000 IDBD’s shares in order to guarantee the payment of the debt. Finally, on April 10, 2017, effective as of April 6, 2017, the parties agreed to fix the expiration date in February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2017, therefore the new amount as remaining balance shall be US$7.9 million amount which shall accrued interest at a rate of 9% annual basis.

On October 9, 2015, IRSA, through its subsidiary Real Estate Investment Group V LP, granted a loan in the amount of US $ 40 million to IFISA (the “Promissory Note”) . The term of the loan is one year calculated from the disbursement and will bear interest at a rate of 3% + Libor 1M, to be determined monthly. On October 7, 2016, the parties agreed to extend the expiration date to be automatically renewable every 30 days for a maximum term of 180 days and increase the rate to 9%. On April 10, 2017, effective as of April 6, 2017, the parties agreed to extend the expiration date until February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2016, therefore the new amount shall be US$43.1 million which shall accrue interest at a rate of 9% annual basis.

On December 1, 2017, REIG V transferred and assigned all of its rights and obligations under the Promissory Note to Dolphin Netherlands B.V. In consideration for the assignment, Dolphin Netherlands B.V. paid an amount of US$ 46.7 million comprising capital and interest.

In February 2016, Dolphin Netherlands B.V., a subsidiary of Dolphin, entered into an option contract with IFISA whereby Dolphin is granted the right, but not the obligation to acquire 92,665,925 shares of IDBD held by IFISA at a share price of NIS 1.64 plus an annual interest of 8.5%. The exercise date for the option extends for two years.

On December 1, 2017, IFISA sold 210,056,395 shares of IDBD to Dolphin Netherlands B.V. at a price of NIS 1.894 per share, totaling NIS 397,8 million or US$ 113.7 million, of which US$ 80 million has been cancelled by offset of certain credits that Dolphin Netherlands B.V. has against IFISA. Therefore, the balance of US$ 33.7 million was transferred to IFISA.

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

During fiscal year ended June 30, 2018 the charge for consulting agreement fees was Ps.554 million of which Ps. 40 million have been paid as of june 30, 2018. Regarding the payable account with respect to the remeasurement of the fees corresponding the years 2012 to 2016 after giving effect to the change of the valuation method of the investment properties CAMSA has agreed to defer the collection until the parties will agree a new payment schedule where the first instalment will be after July 2018.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management for twice the average of the amounts of the management fee paid to Consultores Asset Management for the two fiscal years prior to such termination.

Investment in Dolphin Fund Ltd.

As of the date of this annual report, IRSA have invested approximately US $544 million in Dolphin, through its subsidiaries. Dolphin Fund Ltd, is an investment fund incorporated under the laws of Bermuda, whose investment manager is Consultores Venture Capital Uruguay S.A., a company controlled indirectly by our Chairman, Eduardo S. Elsztain. Dolphin Netherlands is a subsidiary of Dolphin Fund Ltd, incorporated in the Netherlands. Such investments were made in order to carry out the investment in IDBD. For more information please see Item 4. Information on the Company – A. History and development of the Company). IRSA agreed with Dolphin to not pay any fee to Dolphin related to this investment.

Loan between Dolphin and IDBD

As described in note 4.H to these Consolidated Financial Statements Dolphin had granted a series of subordinated loans to IDBD (“the debt”) which have the following characteristics: i) they subordinated, even in the case of insolvency, to all current or future debts of IDBD; (ii) will be reimbursed after payment of all the debts to their creditors; (iii) accrues interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (iv) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (v) as from January 1, 2016, Dolphin has the right, at its own discretion, to convert the debt balance into IDBD shares, at that time, whether wholly orpartially, including the interest accrued over the debt until that date; (vi) should Dolphin opt to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, this will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined it by mutual consent and, in the event of a lack of consent, they will be set by the President of the Institute of Certified Public Accountants in Israel.

Transfer of tax credits

Sociedad Anónima Carnes Pampeanas S.A. (subsidiary of Cresud) and Cresud, assigned credits to IRSA CP and other related parties corresponding to value added tax export refunds related to such companies’ business activity.

For further information regarding related party transactions see Note 31 to our Audited Financial Statements.

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

Litigation with Exagrind S.A.

Exagrind S.A. filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) (a former subsidiary merged with the Company ) and Tali Sumaj on claims for damages and losses produced by a fire in one of the Company's farms, “San Rafael” farm, which is close to Exagrind’s property, Tali Sumaj, in the Province of Catamarca, Argentina. The fire took place on September 6, 2000. There is a lien on the property and Exagrind S.A. requested that the measure be extended with an attachment of bank accounts. This ruling has been challenged and to date the accounts have not been attached. Moreover there is another judicial filed labeled “Exagrind S.A. Estancia San Rafael c/ Inversiones Ganaderas S.A. s/ Incidente de extension de responsabilidad” (147/11) wherein Exagrid S.A. requested an injunction against Cresud, which has not been implemented. Notwithstanding the forgoing, this measure was appealed by Cresud and to date the accounts have not been attached. The final decision is pending since 06/23/2015. The Company has recorded a provision amounting to Ps.4.2 million, which is included within “Labor, legal and other claims”.

On December 2017, the first instance judgment was rendered,pursuant to which, Cresud was sentenced to pay damages to the plaintiff. Notwithstanding, the amount of the damages will be determined at the time of execution of such ruling. On April 4, 2018, court granted us an appeal. The company estimates the amount of damages will be approximately Ps.7,000,000. As of the date of this Annual Report, the appellation court had not rendered any final decision on the matter.

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

Tandanor has filed a civil action against Puerto Retiro and the people charged in the referred criminal case looking forward to be reimbursed from all the losses which have arose upon the fraud committed. On March 7, 2015 Puerto Retiro responded filing certain preliminary objections, such as limitation, lack of information to respond the lawsuit, lack of legitimacy (active and passive). On July 12, 2016 Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal No. 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). We filed an appeal with regard to this decision, which was rejected. The other two objections were considered in the verdict.

On September 7, 2018, Court read its verdict, according to which the preliminary objection of limitation filed by Puerto Retiro was successful. However, the deadline for appeals will not begin until The Court publishes the grounds of the ruling, on November 30, 2018. Nevertheless, in the criminal procedure –where Puerto Retiro is not a party- Court ordered the seizure confiscation (“decomiso”) of the land known as “Planta 1”. This Court´s verdict is not final, as it is subject to further appeals by any other party of the legal proceeding.

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

Arcos del gourmet

IRSA CP has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and currently is operating normally. Notwithstanding, the plaintiff appeared before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Court ordered the Appeals court to review the case. As of the date of this report, the Court of Appeal hasn´t rendered a new sentence yet.

On May 18, 2015, we were notified that the AABE, revoked the concession agreement granted to IRSA CP’s subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, IRSA CP filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, IRSA CP filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a lawsuit seeking to declare Resolution No. 170/2014 void. IRSA CP also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this annual report, the “Distrito Arcos” shopping mall continues to operate normally. As of the date of this report, the Court of Appeal hasn´t rendered a new sentence yet.

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

On January 15, 2007 we were notified of two claims filed against us before the Argentine Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 we responded the claims. On June 26, 2007, the Argentine Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law.On November 3, 2015 the transaction was approved by the Argentine Antitrust Authority by Resolution No 544, as a result of that this legal proceeding was concluded.

On December 3, 2009, IRSA CP filed a request for the Argentine Antitrust Authority’s opinion regarding IRSA CP’s acquisition of common shares of Arcos del Gourmet S.A. The Argentine Antitrust Authority advised the parties that the transaction had to be notified. On December, 2010 the transaction was filed with the Argentine Antitrust Authority. On October 31, 2016 the transaction was approved by the Argentine Antitrust Authority by Resolution No 322, as a result of that this legal proceeding was concluded.

On April 11, 2011, Quality Invest requested the Argentine Antitrust Authority opinion regarding Quality Invest’s acquisition Property of a warehouse owned by Nobleza Piccardo located in San Martín, Province of Buenos Aires. The Argentine Antitrust Authority stated that there was an obligation to notify the situation, but Quality Invest filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Argentine Antitrust Authorities’ decision regarding the obligation to notify and, therefore, on February 23, 2012, the transaction was filed. On March 8, 2016 the transaction was approved by the Argentine Antitrust Authority by Resolution No 27, as a result of that this legal proceeding was concluded.

On August 23, 2011, IRSA CP notified the Argentine Antitrust Authority the direct and indirect acquisition of common shares of NPSF, the transaction involved the direct acquisition of 33.33% of NPSF and 16.66% through our controlled vehicle Torodur S.A. On November 18, 2014 the transaction was approved by the Argentine Antitrust Authority by Resolution No 235, as a result of that this legal proceeding was concluded.

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

On February 28, 2018,  Ogden Argentina S.A. notified the Argentine Antitrust Authority the acquisition of common shares of ALG Golf Center S.A. , the transaction involved the direct acquisition of 60% of ALG Golf Center S.A. Ogden Argentina S.A is indirectly controlled by IRSA CP. As of the date of this annual report the transaction is being analyzed by the Argentine Antitrust Authority.

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

IRSA’s response to the CNV’s allegations containing the arguments for the defense was filed in March 2011 and the first hearing was held in May 2011. In April, 2013, the CNV imposed (as a result of the aforementioned alleged charge) a fine on the members of IRSA’s board of directors and its supervisory committee members. The fine imposed by the CNV amounts to Ps.270,000 equivalent to US$49,632 and it was imposed against IRSA and the members of the board together. The amount of the fine demonstrates the immaterial nature of the alleged violations. Even though the fine was paid, in April 2013, IRSA appealed such resolution, and in October, 2015 the Court Room No. IV of the National Chamber of Appeals in Federal Administrative Procedures (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal) confirmed the resolution and fines imposed by the CNV.

For more information see “Item. 3(d) Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Class actions in the United States

On February 23, 2016, a class action was filed against IRSA, Cresud and some first-line managers and directors at the District Court of the USA for the Central District of California. The complaint was amended on February 13, 2017.  As amended, the complaint, on behalf of people who purchased or otherwise acquired American Global Depositary Receipts of IRSA between November 3, 2014 February 11, 2015 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the Company’s investment in IDBD.

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court for the Eastern District of Pennsylvania.

Furthermore, the Companies and some of its first-line managers and directors are defendants in a class action filed on April 29, 2016 with the US District Court for the Eastern District of Pennsylvania.  The complaint was amended on February 13, 2017.  As amended, the complaint, on behalf of people holding who purchased or otherwise acquired American Global Depositary Receipts of Cresud between May 13, 2015 February 11, 2015 and December 30, 2015, presumes violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the investment of the Company's subsidiary, IRSA, in IDBD.

Subsequently, the Companies requested the transfer of the claim to the district of New York, which was accepted.

On December 8, 2016, the Court appointed the representatives of each presumed class as primary plaintiffs and the lead legal advisor for each of the classes. On February 13, 2017, the plaintiffs of both classes filed a document containing certain amendments. The companies filed a petition requesting that the class action brought by shareholders should be dismissed. On April 12, 2017, the Court suspended the class action filed by Cresud shareholders until the Court decides on the petition of dismissal of such the IRSA shareholder class action.  Filing information on the motion to dismiss the collective remedy filed by shareholders of IRSA was completed on July 7, 2017. On September 10, 2018, the Court issued an order granting IRSA and Cresud’s motion to dismiss the IRSA shareholder class action complaint  in its entirety and entered final judgment in favor of the Companies and against plaintiffs . . On October 9, 2018, the IRSA shareholder class action plaintiffs filed a notice of appeal to the United States Court of Appeals for the Second Circuit.  Briefing and argument in this appeal will likely be completed in 2019.  The Cresud shareholder plaintiffs have filed a document acknowledging that the Cresud shareholder complaint should be dismissed for the same reasons set forth in the Court’s September 10, 2018 order, subject to a right of appeal by plaintiffs. The Court has not entered final judgment yet.

The companies continue to hold that such allegations are meritless and will continue making a strong defense in both actions.

Operation Center in Israel

Litigation against IDBD and DIC

In recent years there has been an increasing trend of filing derivative and class action claims in the area of corporate and securities laws in Israel. While taking into account such issues and the financial position of IDBD, DIC and their holding structure, claims in considerable amounts may be filed against IDBD and DIC, including in connection with their financial position and cash flows, with offerings that their makings, and transactions that were carried out or not completed, including with regards to the contentions and claims of the controlling shareholders that took place in IDBD.

Arbitration proceedings relating to the obtainment of control in IDBD.

On May 7, 2014, Dolphin acquired jointly with ETH (a non-related company established under the laws of the State of Israel, which was presented to Dolphin as a company controlled by Mordechay Ben Moshé), an aggregate number of 106.6 million common shares in IDBD, representing 53.3% of its stock capital, under the scope of the debt restructuring Arrangement of IDBH, IDBD’s parent company, with its creditors.

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

Litigation against Clal Insurance and its subsidiaries

This exposure is particularly increased in the areas of long-term savings and long-term health insurance in which Clal Insurance is engaged, inter alia, due to the fact that in those areas some of the policies were issued decades ago, whereas today, due to the significant regulatory changes, and due to the development in case law and in the Commissioner’s position, the aforementioned policies may retroactively be interpreted differently, and may be subject to different interpretations than those which were in practice at the time when they were made. Moreover, the policies in the aforementioned segments have been in effect for decades, meaning that exposure exists to the possibility that in cases where the customer’s claim is accepted and a new interpretation is provided for the terms of the policy, the future profitability of Clal Insurance in respect will be affected by the existing policy portfolio. This is in addition to the possible compensation that could be given to the customers due to past activity.

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

Following the dismissal of the appeal proceedings by the Supreme, the petitioners filed, in January 2018 in connection with a decision which was given in the motion to summarily dismiss which was filed by the respondents, in which the Court ordered the striking out, from the motion to approve, of causes of action which fall under the exemption condition which was included in the amendment to the Debt Settlement, pertaining to damage which was allegedly caused due to prejudice of rights, by virtue of the undertaking of the controlling shareholder and the former controlling shareholder to perform a tender offer for IDBD’s shares in accordance with the Debt Settlement, the petitioners filed an amended motion to approve the claim as a class action.

Dolphin, IDBD and IDBD´s Directors filed a detailed joint response on May 7, 2018. A preliminary hearing is is scheduled for November 11, 2018.

Litigation against Cellcom and its subsidiaries

In the normal course of business, claims have been filed against Cellcom by its customers. These are mostly motions for approval of class actions, primarily concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them.

Cellcom have a pending (Civil, criminal and administrative proceedings) in which allegations of illegality were raised against the operation of a small portion of Cellcom's sites due to the lack of permits under the Planning and Building Law or due to the construction of the sites in deviation of the permit. As of December 31, 2017, a small number of Cellcom sites operate without a permit. Cellcom may operate a number of sites in a manner that does not fully comply with the building permit under which they were established, even though these sites were approved by the Ministry of Environmental Protection in relation to their level of radiation.

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

Class action against IDBD regarding the sale of DIC

On October 3, 2018, IDBD was served with notice of a class action filed with the District Court in Tel Aviv Yafo (jointly – the "Motion"). The Motion was initiated by an applicant alleging to hold shares in DIC (the "Applicant"), against IDBD, against Dolphin IL, against Mr. Eduardo Elsztain and against the Official Receiver of the state of Israel, Seeking an injunction to annul the sale of shares of DIC to Dolphin and to appoint a trustee to hold those shares while the action is pending. The applicant claims that the sale was not in compliance with the provisions of the Reduced Centralization Law, in addition the plaintiff is seeking an order for payment of monetary damages to the shareholders of DIC of between NIS 58 and 73 million.

The main allegation is that IDBD continues to be the controlling person in DIC even after the completion of the sale of the shares of DIC to Dolphin and that IDBD continues to be the controlling shareholder of DIC and that its controlling shareholder, Mr. Elsztain (in his capacity as chairman of the board of directors and controlling person of DIC as well), had a personal interest separate from the interest of the minority shareholders in DIC, and that he and IDBD breached the duty of good faith and the duty of care toward DIC, and additionally the controlling person of IDBD breached his duty of trust and duty of care toward DIC, this being, allegedly, due to the fact that the decision regarding the preferred alternative for complying with the Reduced Centralization Law's provisions was not brought before DIC's share holder's meeting. The Applicant further alleges deprivation of the minority shareholders in DIC.

We plan to vigorously defend this motion as we understand that the sale of the holdings in the shares of DIC by IDBD to Dolphin IL, IDBD complies with the provisions of the Reduced Centralization Law.

Class action against DIC regarding exit of the DIC's share from indices

On October 2, 2018, DIC was served with process of a class action, which had been filed with the District Court of Tel Aviv Yafo against DIC, against Mr. Eduardo Elsztain, against directors serving in DIC who have an interest in the controlling person of DIC, and against additional directors and officers serving in DIC, in connection with the exit of DIC's share from the TA 90 and TA 125 indices of the TASE, whereon they had been traded on by an applicant alleging to have held DIC's shares prior to February 1,.

The applicant alleged that the persons names in the complain failed to act to preserve DIC's share on the Indices which deprive of the minority and could be considered as a breach of the Controlling Person's duty of a good faith and care, as well as a breach of the respondents' duties of trust and care toward DIC.

The Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the group according to the damage caused estimated at approximately NIS 17.6 million. The Company hold that such allegations are meritless and will vigorously defend this motion.

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

Year	Total Dividend	Dividend per Common Share (1)
	(in million of Ps.)	(in Ps.)
2010	-	-
2011	69.0	0.138
2012	63.8	0.149
2013	120.0	0.242
2014	120.0	0.242
2015	-	-
2016	-	-
2017	-	-
2018	395.0	0.787

(1) Corresponds to per share payments. To calculate the dividend paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date. See “Exchange Controls"

B. SIGNIFICANT CHANGES

Shareholders’Meeting

Our 2018 annual meeting of shareholders was held on October 29, 2018 and it was decided, among others, to:

●
Allocate Ps.4,983,567,387 of net income for the fiscal year ended June 30, 2018 to the constitution of a special reserve that may be used for new projects according to the business development plan of the Company, or for the distribution of dividends;
●
Distribution of own shares in portfolio to the shareholders in proportion to their shareholdings for up to the amount of 20,656,215 ordinary shares.
●
Re-elect regular and alternate directors due to expiration of term;
●
Allocation of Ps. $9,646,487,544 of net income for fiscal year ended June 30, 2017 which hadn’t been allocated, to the constitution of a special reserve that may be allocated to new projects according to the business development plan of the Company, or to the distribution of dividends.
●
Approve of remuneration to the board of directors for the amount of Ps. 140,599,334 for the fiscal year ended June 30, 2018.
●
Approve of remuneration to the Audit Committe for the amount of Ps. 900,000 for the fiscal year ended June 30, 2018
●
Amend Articles Eighth (in relation to the Issuance of Shares), Eleventh (as regards Negotiable Obligations), and Twenty-Second (as regards the Audit Committee) of the By Laws in order to adapt to the new legal provisions.
●
 (i) Renew of delegation to the board of directors of the broadest powers to determine all the terms and conditions not expressly approved by the shareholders’ meeting as well as the time, amount, term, placement method and further terms and conditions of the various series and/or tranches of notes issued under the Global Note Program for the issuance of simple, non-convertible notes, secured or not, or guaranteed by third parties, for a maximum outstanding amount of up to US$500,000,000 (five hundred million US dollars) (or its equivalent in any other currency) approved by the shareholders’ meeting held on October 31, 2012 and renewed for a five years term by the shareholders’ meeting held on October 31, 2017 (the “Program”); (ii) authorize for the board of directors to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the creation of the program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes; and (d) carry out any proceedings, actions, filings and/or applications related to the creation of the program and/or the issuance of the various series and/or tranches of notes under the program; and (iii) authorize for the board of directors to sub-delegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.

Item 9. The Offer and Listing

A. OFFER AND LISTING DETAILS

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

Our common shares are listed on the ByMA under the trading symbol “CRES” and on NASDAQ under the trading symbol “CRESY.” As of June 30, 2018 our outstanding capital stock consisted of 501,642,804 common shares, Ps.1.00 par value per share.

As of that date of this annual report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non assessable. As of June 30, 2018, there were approximately 8,804 holders of our common shares.

Price history of our stock on the ByMA and NASDAQ

Our common shares are listed and traded on ByMA under the ticker “CRES.” Since March 1997, our ADRs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADRs.

The following chart shows, for the period indicated, the maximum and minimum closing listed prices of our common shares on the ByMA and of our ADS on the NASDAQ.

	ByMA			NASDAQ
	Share Volume	Price Per Share (Ps.)		ADS Volume	US$ per ADS
		High	Low		High	Low
Fiscal Year 2014
1st Quarter	2,178,046	8.24	5.66	5,589,075	8.66	7.09
2nd Quarter	2,188,815	11.01	7.89	5,872,993	11.42	8.50
3rd Quarter	1,022,808	11.11	8.53	3,422,480	9.79	8.31
4th Quarter	2,459,599	14.04	9.09	6,982,485	12.80	8.94
Annual	7,849,268	14.04	5.66	21,867,033	12.80	7.09
Fiscal Year 2015
1st Quarter	1,688,010	16.32	11.91	5,524,817	13.97	10.50
2nd Quarter	2,259,425	15.68	10.72	3,634,128	11.95	9.11
3rd Quarter	1,331,000	17.76	11.91	7,600,906	14.72	9.84
4th Quarter	1,483,096	16.77	14.89	5,736,086	13.87	12.40
Annual	6,761,531	17.76	10.72	22,495,937	14.72	9.11
Fiscal Year 2016
1st Quarter	728,810	17.37	12.01	4,299,192	13.04	9.26
2nd Quarter	6,416,350	19.55	12.90	8,291,480	13.41	9.57
3rd Quarter	3,388,664	18.56	12.60	5,390,231	12.53	9.15
4th Quarter	51,785,675	21.14	14.04	12,876,863	14.02	9.80
Annual	62,319,499	21.14	12.01	30,857,766	14.02	9.15
Fiscal Year 2017
1st Quarter	48,775,713	27.29	21.83	8,216,910	17.86	14.51
2nd Quarter	34,580,136	27.49	22.23	6,129,599	17.91	14.35
3rd Quarter	29,312,012	30.80	25.55	5,963,830	20.07	15.95
4th Quarter	21,714,333	34.45	29.25	5,095,079	21.95	18.19
Annual	134,382,194	34.45	21.83	25,405,418	21.95	14.35
Fiscal Year 2018
1st Quarter	21,562,799	35.40	30.80	4,551,457	20.46	17.50
2nd Quarter	28,428,453	41.55	32.15	6,146,634	23.02	18.35
3rd Quarter	31,497,296	45.70	36.80	10,084,214	22.49	18.42
4th Quarter	17,470,683	47.40	36.95	9,430,518	21.80	14.82
Annual	98,959,231	47.40	30.80	30,212,823	23.02	14.82
Fiscal Year 2019
1st Quarter	13,664,913	58.85	41.05	7,259,095	17.04	13.01
For the month of:
July, 2018	5,480,787	46.45	41.05	2,268,718	16.97	14.64
August, 2018	4,619,183	54.95	42.50	2,668,573	17.04	13.01
September, 2018	3,564,943	58.85	51.70	2,321,804	15.21	13.34
October (through October 25, 2018)	3,181,421	54.30	41.50	1,888,576	13.97	11.09

Source: Bloomberg

As of June 30, 2018, the outstanding ADRs represented 38,619,283 ADSs (equivalent to 386,192,830 common shares or 76.99% of our total common stock capital).

B. PLAN OF DISTRIBUTION

This item is not applicable.

C. MARKETS

Argentine Securities Markets

In December 2012, the Argentine government enacted Capital Markets Law No 26,831, which sets out the rules governing capital markets, its participants, and the rules by which securities traded therein are subject to regulation and monitoring by the CNV. In September 2013, the CNV issued General Resolution No. 622/2013 (the “CNV Rules”) a new set of rules further implementing and administering the requirements of the Capital Markets Law. On May 9, 2018, the Argentine Chamber of Deputies approved Law No. 27,440 called “Ley de Financiamiento Productivo”, which creates a new financing regime for MiPyMEs and modifies Capital Markets Law No. 26,831, Investment Funds Law No. 24,083 and Law No. 23,576, among others, as well as certain related tax provisions, and establishes regulations for derivative instruments, all with the aim of achieving a modern and transparent financial regulatory framework that contributes to the development of the Argentine economy. On May 21, 2018, the Argentine Government issued Decree No. 471/2018, which regulates certain aspects of the Capital Markets Law as amended by Law No. 27,440.

The Capital Markets Law, as currently in effect, sets forth, among others the following key goals and principles:

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

● Encouraging simpler trading procedures available to users to increase liquidity and competitiveness to develop favorable conditions for transaction execution;

● Reducing systemic risk in the Argentine capital markets through actions and resolutions aimed at implementing international best practices;

● promoting the integrity and transparency of the Argentine capital markets; and

● promoting financial inclusion.

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

 Law No. 27,440 streamlines the regulation of mutual funds, public offerings of securities, of negotiable obligations and regulation of intermediaries and securities markets, while incorporating a long-awaited regulation for derivative instruments and the margins and guarantees that cover them. Below is a summary of the main amendments to the Capital Markets Law introduced by Law No. 27,440:

● Eliminates the CNV’s power to appoint supervisors with veto power over resolutions adopted by an issuer’s board of directors without a judicial order.
● Grants the CNV the power to issue regulations to mitigate situations of systemic risk, set maximum fees to be received by securities exchanges, create or modify categories of agents, encourage the simplification of the negotiation of securities and promote the transparency and integrity of the capital markets, while prohibiting the CNV from denying an issuer’s public offer authorization request solely because of opportunity, merit or convenience.
● Empowers the CNV to regulate private offerings of securities.
● Grants federal commercial courts jurisdiction to review resolutions or sanctions issued by the CNV.
● Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between Ps.100,000 and Ps.100 million, which can be increased up to five times the benefits perceived with the infraction.
● Returns certain functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.
● Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration.
● Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the Argentine General Companies Law. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the Argentine General Companies Law; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.
● Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.
● Allows foreign entities to participate in all shareholder meetings through authorized agents.
● Establishes guidelines to set the offer price in a mandatory tender offer.
● Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA(1)

	As of June 30,
	2018	2017
Market capitalization (in billions of Ps.)	8,248	5,557
Average daily trading volume(2) (in millions of Ps.)	1,142	452
Number of listed companies(3)	100	101

(1) Reflects Merval historical data.
(2) During the month of June.
(3) Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2018, approximately 100 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The Merval index experienced a 36.1% increase in 2015, a 44.9% increase in 2016, 77.7% increase in 2017 and a 13.4% decrease for the six months of 2018. In order to avoid major fluctuations in securities prices, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

NASDAQ Stock Market

Our ADRs are listed and traded in the NASDAQ Global Market under the trading symbol “CRESY”.

D. SELLING SHAREHOLDERS

This item is not applicable.

E. DILUTION

This item is not applicable.

F. EXPENSES OF THE ISSUE

This item is not applicable.

Item 10. Additional Information

A. SHARE CAPITAL

This item is not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Corporate Purpose

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria. We were incorporated under the laws of Argentina on December 31, 1936 as a sociedad anónima (Stock Corporation) and were registered with Public Registry on February 19, 1937 under number 26, on page 2, book 45 of National by-laws Volume. Pursuant to our by-laws, our term of duration expires on June 6, 2082.

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

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the Public Registry, and published in the Official Gazette (Bolet’n Oficial). Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceeded 50% of capital. As of June 30, 2018 our share capital consisted of 501,642,804 common shares.

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

Furthermore, Article 12 of the Negotiable Obligations Law permits shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria) to suspend preemptive subscription rights for the subscription of convertible notes under the above-mentioned conditions. Preemptive rights may also be eliminated, so long as a resolution providing so has been approved by at least 50% of the outstanding capital stock with a right to decide such matters and so long as the opposition to such resolution does not surpass 5% of the share capital.

In addition, Section 62 bis of the Capital Markets Law # 26,831, as amended, sets forth that in case of capital increase of shares or convertible notes offer through public offering and subject to the two conditions indicated as follow, the preemptive right as set out in Section 194 of the Argentine Corporations Act and Section 11 of Negotiable Obligations Law shall be exercised exclusively through the placement’s proceeding determined in the public offering prospect. The owners of the shares and the convertible notes, beneficiaries of the preemptive right, shall have priority in the adjudication up to the amount of the shares that correspond to them according to their ownership. The referred two conditions are: (i) the inclusion of the disposition in the bylaws of the company and (ii) the approval of the shareholders’ meeting that approves the issuance of the shares and the convertible bonds. Unless the bylaws dispose otherwise, the accretion right shall not be applicable.

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

The holders of preferred stock may not be entitled to voting rights. However, in the event that no dividends are paid to such holders for their preferred stock, the holders of preferred stock are entitled to voting rights. Holders of preferred stock are also entitled to vote on certain special matters, such as a transformation of the corporate type, early dissolution, change to a foreign domicile, fundamental change in the corporate purposes, total or partial replacement of capital losses, mergers in which our company is not the surviving entity, and spin-offs. The same exemption will apply in the event the preferred stock is traded on any stock exchange and such trading is suspended or canceled. Note that the Company has not outstanding preferred stock.

Dividends and Liquidation Rights

The Argentine Corporation Law establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual balance sheet approved by the shareholders. Our board of directors submits our financial statements for the previous fiscal year, together with the reports of our Supervisory Committee, to the Annual Ordinary Shareholders’ Meeting. This meeting must be held on or before October 31 of each year to approve the financial statements and decide on the allocation of our net income for the year under review. The distribution, amount and payment of dividends, if any, must be approved by the affirmative vote of the majority of the present votes with right to vote at the meeting.

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

Regardless the term for dividend’s payment established by Comision Nacional de Valores, regulations enacted by the Buenos Aires Stock Exchange set forth that cash dividends must be paid within 10 days after their approval by a shareholders’ meeting.

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

Capital Markets Law No. 26,831 establishes that a person or entity wishing to acquire a “significant holding” (“participaciones significativas”) shall be required to launch a mandatory tender offer:

● A mandatory tender offer will not be required in those cases in which the purpose of the acquisition of the “significant holding” is not to acquire the control of a company.

The CNV defines a “significant holding” as holdings that represent an equal or a higher percentage than 35% and higher than 50% of the voting shares as the case may be:

● When a person or an entity intends to acquire more than 35% of the shares of a company, a mandatory tender offer to purchase 50% of the corporate voting capital is required by law.

● When a person or an entity wishes to acquire more than 50% of the shares of a company, a mandatory tender offer to acquire 100% of the voting capital will be legally required.

● Finally, when a shareholder controls 95% or more of the outstanding shares of a company, (i) any minority shareholder may, at any time, demand that the controlling party make an offer to purchase all of the remaining shares of the minority shareholders and (ii) the controlling party can issue a unilateral statement of intention to acquire all of the remaining shares owned by the other stockholders.

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

On the shareholder´s meeting held on October 29, 2018 our shareholders decided to amend the following sections of the by-laws in order to adapt them to certain new legal provisions: (i) Section Eighth, establishing that if there is an Issuance of Shares, the shareholders´ preemptive right will be exercised as established in the prospect of the issuance; (ii) Section Eleventh, establishing the issuance of Negotiable Obligations may be decided by the Board of Directors; and (iii) Section Twenty-Second describing the duties of the Audit Committee as well as authorizing the Audit Committee to hold meeting via conference, teleconference of any other electronic means. Such amendments are pending of approval by the Public Registry of the City of Buenos Aires.

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

As of that resolution and the provisions of Communication “A” 6244 of the Argentine Central Bank, there are no restrictions on entry and exit in the  MULC.

Obligation for the settlement of funds through the MULC

Financial Indebtedness

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication “A” 6150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6244 of the Argentine Central Bank, there are no restrictions on entry and exit in the MULC.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

Under Communication “A” 5850, 5899, 6037, 6058, 6137 and 6244 and its amended of the Central Bank, residents shall have access to the local exchange market without prior authorization of the Central Bank in order to purchase foreign currency for the formation of off-shore assets.

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

Direct Investment Reporting System

Direct Investment Communication A "6401" established a new reporting system of direct investments, which replaced the reporting system established by Communications "A" 3602 and "A" 4237, applicable since December 31, 2017. As of date, investors who are Argentine residents must comply with the information regime if the value of their investments abroad reaches or exceeds the equivalent of US $ 1,000,000 -measured in terms of 1) the sum of the flows of external assets and liabilities during the previous calendar year; and 2) the balance of holdings of external assets and liabilities at the end of the previous calendar year. If the value of investments abroad does not exceed the equivalent of US $ 50,000,000, the information regime must be complied on an annual basis (in case it is less than US $ 10,000,000, the information regime will be annual but with a simplified form), instead of quarterly. If the value of the investments is less than the equivalent of US $1,000,000, compliance with said regime is optional.

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

Money Laundering

Argentine Law No. 25,246, as amended and/or complemented by Law Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “Anti-Money Laundering Law”), categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The Anti Money Laundering Law created the Financial Information Unit (UIF). UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:

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

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profits organizations, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations mainly seek that all financial institutions, brokers and stockbrokers, mutual funds management companies, those intermediaries in the purchase, lease or loan of negotiable securities that operate under the orbit of stock exchanges with or without attached markets, and other subjects provided by article 20 of the Anti-Money Laundering Law (the "Obligated Subjects") have a prevention system for money laundering and financing of terrorism that covers risk management and compliance elements. The component referred to "risk management" is made up of the policies, procedures and controls for the identification, evaluation, mitigation and monitoring of the risks to which the Obligated Subject is exposed, identified within the framework of a self-assessment. The "compliance elements"consist mainly of: (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”; (ii) reporting any suspicious activity or operation and (iii) acting according the Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Money Laundering Law.

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

In addition, UIF Resolution No. 30-E/2017 dated June 16, 2017, completely modifies the regulatory framework under which financial and exchange institutions must manage the risks of money laundering and financing of terrorism, repealing UIF Resolution No. 121/2011 and 94/2016. The new regulatory framework was reformulated on the basis of the new FATF standards, which modified the criteria for the prevention of money laundering and terrorist financing, thus moving from a formalistic regulatory compliance approach to a risk-based approach in which entities must implement a system for preventing money laundering and financing of terrorism, which must contain all the policies and procedures established for the management of money laundering and financing of terrorism to which they are exposed and the elements of compliance required by current regulations, for which they must develop a risk identification and assessment methodology in accordance with the nature and size of their commercial activity, taking into account the different risk factors in each of their business lines plus guidelines for compliance and requirements to compliance officers and processes for the preparation of suspicious transaction reports, among others, established in the resolution itself.

On March 5, 2018, the UIF Resolution No. 21/2018 on guidelines for the management of risks of money laundering and financing of terrorism and on the minimum compliance to be adopted for the prevention of laundering was published in the Official Gazette. In line with UIF Resolution No. 30-E/2017 addressed to the financial sector, UIF Resolution No. 21/2018 also moves from a formalistic compliance approach to a risk-based approach, in order to ensure that the measures implemented are commensurate with the risks identified. In this way, the obligated subjects must identify and evaluate their risks and, depending on this, adopt management and mitigation measures. In this framework, they are enabled to implement accredited technological platforms that allow carrying out procedures at a distance, without personal display of the documentation, without this conditioning the fulfillment of due diligence duties.

UIF Resolution No. 21/2018 provides that as of September 30, 2018, the obligors must have developed and documented the risk identification and assessment methodology and, as of December 31, 2018, they must have a technical report that reflects the results of the implementation of the risk identification and evaluation methodology. In this sense, as of March 31, 2019, they must have adjusted their policies and procedures and, in accordance with the results of the irrigation self-assessment performed, they must be included in the money laundering and terrorist financing prevention manual. Finally, as of September 30, 2018, the compliance of the information regimes will be deferred, starting from that date the obligation to inform on the terms and conditions contemplated therein.

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

● a person who owns or is deemed to own 10% or more of our stock (by vote or value);

● a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADSs as a result of such income being recognized on an applicable financial statement;

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

● a corporation created or organized in or under the laws of the United States, any state there of or the District of Columbia;

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

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs representing such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Distributions of our common shares that are received as part of a pro rata distribution to all our shareholders generally will not be subject to United States federal income taxes.

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company” below, upon the sale, exchange or other disposition of common shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the common shares or ADSs, determined in U.S. Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the common shares or ADSs for more than one year. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2018, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs are listed on the NASDAQ, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the common shares are listed on the NASDAQ. The common shares are listed on the ByMA. Consequently, the ByMA would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or common shares would also need to be regularly traded on such exchanges in order for the ADSs or common shares to be potentially eligible for the mark-to-market election.

If we are a PFIC in any taxable year in which you hold our common shares or ADSs, but you do not make a mark-to-market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark-to-market election in your particular situation.

If you make an effective mark-to-market election, you will include in income each year that we are a PFIC as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your common shares or ADSs at the end of the taxable year over your adjusted tax basis in the common shares or ADSs and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of such common shares or ADSs over their fair market value at the end of each such taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the common shares or ADSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends on common shares or ADSs and to the proceeds from the sale of exchange or redemption common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you timely furnish the required information to the Internal Revenue Service.

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

Law No. 27,430 enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, introduced several amendments to Income Tax Law No. 20,628, among others, a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, a reduction of the tax rate from 35% to 30%. Beginning on or after January 1, 2020 the tax rate will be further reduced to 25%.

Additionally, a withholding of 7% or 13% is established for the fiscal years mentioned above, on the dividends distributed by local entities in favor of their shareholders provided they are resident individuals or undivided estates, or are foreign beneficiaries.

Taxation of Dividends

Dividends distributions which source are profits generated in fiscal years beginning before January 1, 2018, whether in cash, in shares or in kind, are not subject to income tax withholding except for the application of the “Equalization Tax” described below.

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

Equalization Tax will not be applicable on profits generated from fiscal years beginning on or after January 1, 2018.

Dividends distributions, other than stock dividends, which source are profits generated on fiscal years beginning on or after January 1, 2018, whether in cash, in shares or in kind, made by local entities to resident individuals, resident undivided estates and foreign beneficiaries are subject to a withholding tax at a rate of 7% and at a rate of 13% from fiscal years beginning on or after January 1, 2020.

Certain tax treaties contemplate the application of a ceiling tax rate on dividends (i.e. 10% on gross dividends).

Taxation of Capital Gains

Resident individuals

Capital gains obtained by resident individuals or undivided estates situated in Argentina from the sale or disposition of common shares and other securities are subject to income tax at a 15% rate on net income, unless such securities were traded in stock exchange under the supervision of the CNV, in which case an exemption applies.

Losses arising from the sale, exchange or other disposition of common shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.

Foreign beneficiaries

Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of shares are subject to income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller´s election. Notwithstanding, Law No. 27,430 established an exemption for foreign beneficiaries participating in the sale of publicly traded shares traded in stock exchanges under the supervision of the CNV. Said Law also established an exemption for capital gains derived from the sale , exchange or other disposition of share certificates issued abroad that represent shares issued by Argentine companies (i.e. ADRs). The exemptions will apply only if the foreign beneficiaries do not reside in, and the funds do not arise from, “non-cooperating” jurisdictions for tax transparency purposes

Indirect transfer of Argentine assets (including shares) will be taxable, if (i) the value of the Argentine assets exceed 30% of the transaction´s overall value, and (ii) the equity interest sold (in the foreign entity) exceeds 10%. The tax will also be due if any of these thresholds were met during the twelve month period prior to the sale. The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met. However, no withholding mechanism is currently available.

Argentine entities

Capital gains obtained by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to income tax at the rate of 35%, 30% or 25% as have been mentioned above.

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

Pursuant to Law No. 27,260, Argentine companies that have properly fullfiled their tax obligations during the two prior fiscal years to the 2016 fiscal year, and which comply with certain other requirements, may qualify for an exemption from personal asset tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. The Company filed this request.

On October 11, 2018, a project law to amend the Personal Assets Tax has summited to the Chamber of Deputies. Its main purpose is to raise the non-taxable minimum to Ps.2 million and modify the scale of the tax rate according to the taxable amount. Likewise, it is worth mentioning that the aforementioned project does not foresee changes with respect to the aliquots of the tax for the foreigners. Moreover, it intends to repeal the exemption existing in the tax for rural properties that were reached by the IGMP (as defined below). In case it is approved by the Argentine Congress, the amendments would become effective as of fiscal year 2019 and following.

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

Law No. 27,260 has repealed this tax for fiscal years commenced since January 1, 2019.

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

Stamp Tax

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of common shares or ADSs is performed or executed in such jurisdictions by means of written agreements.

Foreign trade tax

On September 4, 2018, the Argentine Government issued Decree No. 793/2018 that reimplements an export duty of 12% until December 31, 2020 on export of goods and services, with a cap of Ps.4 for each U.S. dollar for primary goods and services and Ps.3 for the rest of the manufactured goods.

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs. The provinces of Buenos Aires and Entre Ríos established a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax.

In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Treaties to Avoid Double Taxation

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

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of US$5.00 or less per 100 ADS (or portion), (6) a fee of US$0.02 or less per ADS (or portion) for any cash distribution made pursuant to the deposit agreement including, but not limited to, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

This section is not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15. Controls and Procedures

A. DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2018. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2018.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2018 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited-, an independent registered public accounting firm, as stated in their report which appears herein.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended June 30, 2018, we implemented the Real Estate module for SAP and accordingly we have updated our internal controls over financial reporting, as necessary, to accommodate modifications to our business processes and to take advantage of enhanced automated controls provided by this new system.

Other than as expressly noted above, there have been no changes in our internal control over financial reporting during the year ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

On November 5, 2015, our board of directors appointed Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, Daniel El’as Mellicovsky and Gabriel Adolfo Gregorio Reznik, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICE

Audit Fees

During the fiscal years ended June 30, 2018 and 2017, we were billed a total amount of Ps.27.3 million and Ps.29.0 million respectively in the Operation Center in Argentina and NIS 6 million and NIS 4 million for the fiscal years 2018 and 2017 respectively, in the Operation Center in Israel, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2018 and 2017 we were billed a total amount of Ps.4.8 million and Ps.1.5 million in the Operation Center in Argentina for professional services rendered by our principal accountants mainly in connection with the review of equity offering transactions forms and debt prospectus.

Tax Fees

During the fiscal year ended June 30, 2018 and 2017 we were billed a total amount of Ps.0.3 million and Ps.0.2 million in the Operation Center in Argentina and during the fiscal year ended June 30, 2018 and 2017, we were billed a total amount of NIS 0.2 million and NIS 0.2 million, respectively in the Operation Center in Israel, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2018 and June 30, 2017 we were billed for professional services rendered by our principal accountants, including fees mainly related to statutory certifications and training seminaries, a total amount of Ps.5.2 million and Ps.3.3 million, respectively in the Operations Center in Argentina and NIS 0.6 million and NIS 0.2 million for the fiscal years 2018 and 2017 respectively, in the Operation Center in Israel.

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

(1)  As of the date of transaction.
(2) Correspond to the sum of common shares and ADR’s purchased. Each ADR represents 10 common shares

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

On February 22, 2018 our Board of Directors decided to initiate a new shares repurchase plan (the “2018 Plan”), under the terms of Article 64 of the Capital Markets Law and the rules of the CNV, for a maximum amount of the investment up to Ps.500 million. Such repurchases were made with our liquid and realized profits and free reserves. On May 22, 2018 our Board of Directors resolved to increase the amount of the program, totaling up to Ps.900 million.

As of July 27, 2018, we finalized the 2018 Plan having repurchased a total of 20,656,215 shares, representing approximately 99.9% of the approved program and 4.1% of the share capital.

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of ADR’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum amount that may yet be purchased under the plan
		(Ps.)		(US$)		(In million of Ps.)
02/27/2018 – 02/28/2018	116,664	44.36	—	—	116,664	894.8
03/01/2018 – 03/31/2018	1,449,101	42.56	270,884	20.83	4,157,941	718.9
04/01/2018 – 04/30/2018	428,641	42.91	449,610	21.19	4,924,741	507.9
05/01/2018 – 05/31/2018	210,000	41.60	89,811	16.86	1,108,110	461.4
06/01/2018 – 06/30/2018	1,007,380	44.20	623,569	16.81	7,243,070	139.0
07/01/2018 – 07/27/2018	712,909	43.90	239,278	16.16	3,105,689	1.1
Total	3,924,695		1,673,152		20,656,215

(1) As of the date of transaction.
(2) Correspond to the sum of common shares and ADR’s purchased. Each ADR represents 10 common shares.

As of June 30, 2018, we own our shares in an amount equal to 3.9% of our capital stock, and after completion of the 2018 plan  we owned our shares in an amount equal to 4.5% of our capital stock. Subsequently, our 2018 annual meeting of shareholders was held on October 29, 2018 and it was decided, among others, the distribution of own shares in portfolio to the shareholders in proportion to their shareholdings for up to the amount of 20,656,215 ordinary shares, for more information see "Recent Developments."

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

This section is not applicable.

Item 16G. CORPORATE GOVERNANCE

Compliance with NASDAQ listing standards on corporate governance

Significant differences between our corporate governance practices and U.S. companies’ practices under NASDAQ Rules:

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Argentine Corporations Law, the Capital Markets Law and the rules of the CNV, as well as by our by-laws.

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

Item 18. Financial Statements

Reference is made to pages F-1 through F-224

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

4.1(1)	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.1.1	(English Summary) Amendment to the Consulting Agreement by and among Cresud and Consultores Assets Management S.A., dated September 8, 2017.
4.2(2)	Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated June 30, 2004.
4.3(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and IRSA CP and us, dated August 23, 2007.
4.4(5)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(6)	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated March 12, 2010.
4.6(7)	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7(8)	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8(9)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(9)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and IRSA CP dated February 24, 2014.
4.10(10)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(11)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(12)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017
4.13	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
99.1	Summary of investment properties by type as of June 30, 2018 (in accordance with Regulation S-X 12-28 (1)).

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
(11) Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on November 1, 2016.
(12) Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cresud SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

Date October 31, 2018	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Glossary of terms	F-3
Consolidated Statements of Financial Position	F-4
Consolidated Statements of Income and Other Comprehensive Income	F-5
Consolidated Statements of Changes in Shareholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-9
Notes to Consolidated Financial Statements:
Note 1 - The Group's business and general information	F-10
Note 2 - Summary of significant accounting policies	F-11
Note 3 - Significant judgments, key assumptions and estimates	F-34
Note 4 - Acquisitions and disposals	F-35
Note 5 - Financial risk management and fair value estimates	F-41
Note 6 - Segment information	F-51
Note 7 - Information about the main subsidiaries	F-61
Note 8 - Investments in associates and joint ventures	F-63
Note 9 - Investment properties	F-65
Note 10 - Property, plant and equipment	F-68
Note 11 - Trading properties	F-69
Note 12 - Intangible assets	F-69
Note 13 - Biological assets	F-68
Note 14 - Inventories	F-70
Note 15 - Financial instruments by category	F-73
Note 16 - Trade and other receivables	F-78
Note 17 - Cash flow information	F-79
Note 18 - Shareholders’ Equity	F-80
Note 19 - Trade and other payables	F-82
Note 20 - Provisions	F-82
Note 21 - Borrowings	F-84
Note 22 - Income tax	F-86
Note 23 - Leases	F-89
Note 24 - Revenues	F-91
Note 25 - Costs	F-91
Note 26 - Expenses by nature	F-91
Note 27 - Other operating results, net	F-92
Note 28 - Financial results, net	F-93
Note 29 - Earnings per share	F-93
Note 30 - Employee benefits and share-based payments	F-93
Note 31 - Related party transactions	F-97
Note 32 - Cost of sales and services provided	F-103
Note 33 - Foreign currency assets and liabilities	F-104
Note 34 - Groups of assets and liabilities held for sale	F-104
Note 35 - Results from discontinued operations	F-105
Note 36 - Subsequent events	F-105

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries as of June 30, 2018 and 2017, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2018, including the related notes and the summary of investment properties by type as of June 30, 2018 listed in the index appearing under Item 19 (99.1) (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PRICE WATERHOUSE & Co. S.R.L
By: /s/ Mariano Carlos Tomatis   (Partner)
Mariano Carlos Tomatis
Buenos Aires, Argentina
October 31, 2018

We have served as the Company’s auditor since 1995.

Glossary of terms

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Consolidated Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You
BNSA	Boulevard Norte S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
IFRIC	International Financial Reporting Standards Interpretation Committee
Clal	Clal Holdings Insurance Enterprises Ltd.
CLN Token	Colu Token
CNV	National Securities Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIL	Dolphin IL Investment Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
ECLSA	E-Commerce Latina S.A.
Efanur	Efanur S.A.
EHSA	Entertainment Holdings S.A.
Electra	Electra Consumer Products Ltd.
ENUSA	Entretenimiento Universal S.A.
ERSA	Emprendimiento Recoleta S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2017
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
GCBA	Autonomous City of Buenos Aires Government
Golan	Golan Telecom Ltd.
HASA	Hoteles Argentinos S.A.
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IDBG	IDB Group Investment Inc.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
CPI	Consumer Price Index
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
MPIT	Minimum Presumed Income Tax
NCN	Non-convertible notes
NIS	New Israeli Shekel
NFSA	Nuevas Fronteras S.A.
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
OASA	Ogden Argentina S.A.
Ombú	Ombú Agropecuaria S.A.
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rigby	Rigby 183 LLC
Rock Real	Rock Real Estate Partners Limited
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange
Tender offers	Share repurchase commitment
TGLT	TGLT S.A.
Tyrus	Tyrus S.A.
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position
as of June 30, 2018 and 2017
(All amounts in millions, except otherwise indicated)

	Note	06.30.18	06.30.17
ASSETS
Non-current assets
Investment properties	9	163,510	100,189
Property, plant and equipment	10	20,646	31,150
Trading properties	11	6,020	4,534
Intangible assets	12	12,363	12,443
Biological assets	13	900	671
Other assets		189	-
Investment in associates and joint ventures	8	24,747	8,227
Deferred income tax assets	22	1,679	1,631
Income tax and MPIT credits		453	229
Restricted assets	15	2,178	528
Trade and other receivables	16	9,129	5,456
Investment in financial assets	15	1,704	1,772
Financial assets held for sale	15	7,788	6,225
Derivative financial instruments	15	30	31
Total non-current assets		251,336	173,086
Current assets
Trading properties	11	3,232	1,249
Biological assets	13	913	559
Inventories	14	2,324	5,036
Restricted assets	15	4,248	541
Income tax and MPIT credits		400	340
Groups of assets held for sale	34	5,192	2,681
Trade and other receivables	16	17,208	18,336
Investment in financial assets	15	25,646	11,853
Financial assets held for sale	15	4,466	2,337
Derivative financial instruments	15	155	65
Cash and cash equivalents	15	38,650	25,363
Total current assets		102,434	68,360
TOTAL ASSETS		353,770	241,446
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		20,925	16,405
Non-controlling interest		54,396	32,768
TOTAL SHAREHOLDERS' EQUITY		75,321	49,173
LIABILITIES
Non-current liabilities
Borrowings	21	187,462	112,025
Deferred income tax liabilities	22	26,563	23,125
Trade and other payables	19	3,577	3,988
Provisions	20	3,567	955
Employee benefits		110	763
Derivative financial instruments	15	40	86
Payroll and social security liabilities		76	140
Total non-current liabilities		221,395	141,082
Current liabilities
Trade and other payables	19	17,892	21,970
Borrowings	21	32,083	23,287
Provisions	20	1,059	894
Group of liabilities held for sale	34	3,243	1,855
Payroll and social security liabilities		1,868	2,254
Income tax and MPIT liabilities		595	817
Derivative financial instruments	15	314	114
Total Current liabilities		57,054	51,191
TOTAL LIABILITIES		278,449	192,273
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		353,770	241,446

The accompanying notes are an integral part of these Consolidated Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Income and Other Comprehensive Income
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in millions, except otherwise indicated)

	Note	06.30.18	06.30.17	06.30.16
Revenues	24	38,986	30,746	15,622
Costs	25	(24,780)	(19,330)	(9,380)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		1,042	204	401
Changes in the net realizable value of agricultural products after harvest		303	(74)	208
Gross profit		15,551	11,546	6,851
Net gain from fair value adjustment of investment properties		22,629	4,888	17,516
Gain from disposal of farmlands		906	280	(2)
General and administrative expenses	26	(4,414)	(3,628)	(1,950)
Selling expenses	26	(5,306)	(4,503)	(2,173)
Other operating results, net	27	1,152	(128)	(110)
Management fees		(554)	(200)	(534)
Profit from operations		29,964	8,255	19,598
Share of (loss) / profit of associates and joint ventures	8	(603)	96	534
Profit from operations before financing and taxation		29,361	8,351	20,132
Finance income	28	1,998	1,055	1,450
Finance cost	28	(26,209)	(8,936)	(7,351)
Other financial results	28	384	3,178	(145)
Financial results, net	28	(23,827)	(4,703)	(6,046)
Profit before income tax		5,534	3,648	14,086
Income tax	22	(233)	(2,713)	(5,785)
Profit for the year from continuing operations		5,301	935	8,301
Profit from discontinued operations after income tax	35	12,479	4,093	817
Profit for the year		17,780	5,028	9,118

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		12,910	3,718	(1,715)
Share of other comprehensive income of associates and joint ventures		3,426	354	5,100
Revaluation surplus		192
Change in the fair value of hedging instruments net of income taxes		(19)	124	3
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans		(12)	(10)	(10)
Other comprehensive income for the year from continuing operations		16,497	4,186	3,378
Other comprehensive income for the year from discontinued operations		435	1,170	1,641
Total other comprehensive income for the year		16,932	5,356	5,019
Total comprehensive income for the year		34,712	10,384	14,137
Total comprehensive income from continuing operations		21,798	5,121	11,679
Total comprehensive income from discontinued operations		12,914	5,263	2,458
Total comprehensive income for the year		34,712	10,384	14,137
Profit for the year attributable to:
Equity holders of the parent		5,392	1,511	5,167
Non-controlling interest		12,388	3,517	3,951
Profit / (Loss) from continuing operations attributable to:
Equity holders of the parent		(772)	461	4,951
Non-controlling interest		6,073	474	3,350
Total comprehensive income attributable to:
Equity holders of the parent		7,308	2,603	5,715
Non-controlling interest		27,404	7,781	8,422
Total comprehensive income / (loss) from continuing operations attributable to:
Equity holders of the parent		(926)	(753)	3,257
Non-controlling interest		22,724	5,874	8,422
Profit per share attributable to equity holders of the parent:
Basic		10.86	3.04	10.44
Diluted		10.44	3.02	10.30
Profit per share from continuing operations attributable to equity holders of the parent:
Basic		(1.55)	0.93	10.00
Diluted		(1.50)	0.92	9.87

The accompanying notes are an integral part of these Consolidated Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in millions, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	CNV 609/12 Resolution special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2017	499	3	65	659	20	83	1,516	2,496	11,064	16,405	32,768	49,173
Profit for the year	-	-	-	-	-	-	-	-	5,392	5,392	12,388	17,780
Other comprehensive income for the year	-	-	-	-	-	-	-	1,916	-	1,916	15,016	16,932
Total comprehensive income for the year	-	-	-	-	-	-	-	1,916	5,392	7,308	27,404	34,712
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017:
- Legal reserve	-	-	-	-	-	30	-	-	(30)	-	-	-
- Cash dividends distribution	-	-	-	-	-	-	-	-	(395)	(395)	-	(395)
- Reserve for new projects	-	-	-	-	-	-	-	1,371	(1,371)	-	-	-
Acquisition of treasury shares	(17)	17	-	-	-	-	-	(763)	-	(763)	1	(762)
Changes of interest in subsidiaries	-	-	-	-	-	-	-	(1,693)	-	(1,693)	9	(1,684)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	-	55	55	-	55
Reserve for share-based payments	-	-	-	-	-	-	-	7	-	7	45	52
Equity incentive plan granted	-	-	-	-	1	-	-	-	-	1	-	1
Loss of control in subsidiary	-	-	-	-	-	-	-	-	-	-	(7,331)	(7,331)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	-	3,623	3,623
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(2,135)	(2,135)
Capitalized contributions	-	-	-	-	-	-	-	-	-	-	7	7
Issuance of capital	-	-	-	-	-	-	-	-	-	-	4	4
Irrevocable contributions	-	-	-	-	-	-	-	-	-	-	1	1
Balance as of June 30, 2018	482	20	65	659	21	113	1,516	3,334	14,715	20,925	54,396	75,321

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2018 and 2017, respectively.
(ii) Related to CNV General Resolution N° 609/12. See Note 18.
(iii) Group’s other reserves for the year ended June 30, 2018 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Currency translation adjustment reserve	Reserve for shared-based payments	Reserve for new projects	Reserve for defined benefit plans	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Revaluation surplus	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2017	(24)	243	2,123	103	-	(10)	11	25	-	25	2,496
Other comprehensive income / (loss) for the year	-	-	1,882	-	-	(38)	(52)	-	93	31	1,916
Total comprehensive income / (loss) for the year	-	-	1,882	-	-	(38)	(52)	-	93	31	1,916
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017
- Reserve for new projects	-	-	-	-	1,371	-	-	-	-	-	1,371
Acquisition of treasury shares	(763)	-	-	-	-	-	-	-	-	-	(763)
Changes in interest in subsidiaries	-	(1,693)	-	-	-	-	-	-	-	-	(1,693)
Reserve for share-based payments	-	-	-	7	-	-	-	-	-	-	7
Equity incentive plan granted	2	-	-	(2)	-	-	-	-	-	-	-
Balance as of June 30, 2018	(785)	(1,450)	4,005	108	1,371	(48)	(41)	25	93	56	3,334

 The accompanying notes are an integral part of these Consolidated Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in millions, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	CNV 609/12 Resolution special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2016	495	7	65	659	16	83	1,516	1,299	9,521	13,661	23,539	37,200
Profit for the year	-	-	-	-	-	-	-	-	1,511	1,511	3,517	5,028
Other comprehensive income for the year	-	-	-	-	-	-	-	1,092	-	1,092	4,264	5,356
Total comprehensive income for the year	-	-	-	-	-	-	-	1,092	1,511	2,603	7,781	10,384
As resolved by Ordinary Shareholders' Meetings held on October 31 and November 26, 2016:
- Share distribution	4	(4)	-	-	3	-	-	-	(4)	(1)	-	(1)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	40	40
Reserve for share-based payments	-	-	-	-	-	-	-	13	-	13	99	112
Equity incentive plan granted	-	-	-	-	1	-	-	(4)	5	2	-	2
Changes in non-controlling interest	-	-	-	-	-	-	-	127	-	127	1,454	1,581
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	60	60
Other comprehensive income from subsidiaries	-	-	-	-	-	-	-	-	-	-	11	11
Reclassifications of previous periods	-	-	-	-	-	-	-	-	-	-	(133)	(133)
Release of reserve for future dividends	-	-	-	-	-	-	-	(31)	31	-	-	-
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(2,345)	(2,345)
Issuance of capital	-	-	-	-	-	-	-	-	-	-	2,267	2,267
Capital reduction	-	-	-	-	-	-	-	-	-	-	(6)	(6)
Contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	-	2	2
Capitalization of non-controlling interest	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Balance as of June 30, 2017	499	3	65	659	20	83	1,516	2,496	11,064	16,405	32,768	49,173

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2017 and 2016, respectively.
(ii) Related to CNV General Resolution N° 609/12. See Note 18.
(iii) Group’s other reserves for the year ended June 30, 2017 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Currency translation adjustment reserve	Reserve for shared-based payments	Reserve for future dividends	Reserve for defined benefit plans	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2016	(32)	118	1,040	95	31	(6)	(24)	32	45	1,299
Other comprehensive income / (loss) for the year	-	-	1,083	-	-	(4)	35	-	(22)	1,092
Total comprehensive income / (loss) for the year	-	-	1,083	-	-	(4)	35	-	(22)	1,092
As resolved by Ordinary Shareholders' Meetings held on October 31 and November 26, 2016:
- Share distribution	7	-	-	-	-	-	-	(7)	-	-
Reserve for share-based payments	-	-	-	13	-	-	-	-	-	13
Equity incentive plan granted	1	-	-	(5)	-	-	-	-	-	(4)
Changes in non-controlling interest	-	125	-	-	-	-	-	-	2	127
Release of reserve for future dividends	-	-	-	-	(31)	-	-	-	-	(31)
Balance as of June 30, 2017	(24)	243	2,123	103	-	(10)	11	25	25	2,496

The accompanying notes are an integral part of these Consolidated Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in millions, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	CNV 609/12 Resolution special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2015	495	7	65	659	13	-	1,516	812	4,461	8,028	6,528	14,556
Profit for the year	-	-	-	-	-	-	-	-	5,167	5,167	3,951	9,118
Other comprehensive income for the year	-	-	-	-	-	-	-	548	-	548	4,471	5,019
Total comprehensive income for the year	-	-	-	-	-	-	-	548	5,167	5,715	8,422	14,137
As resolved by Ordinary Shareholders' Meeting held on October 30 and November 26, 2015:
- Legal Reserve	-	-	-	-	-	83	-	-	-83	-	-	-
- Reserve for future dividends	-	-	-	-	-	-	-	31	-31	-	-	-
- Special Reserve	-	-	-	-	-	-	-	-	-	-	28	28
- Other reserves	-	-	-	-	-	-	-	-	-	-	25	25
- Cash dividends	-	-	-	-	-	-	-	-	-	-	(75)	(75)
Incorporation for business combination	-	-	-	-	-	-	-	-	-	-	8,630	8,630
Reserve for share-based payments	-	-	-	-	-	-	-	17	-	17	39	56
Equity incentive plan granted	-	-	-	-	3	-	-	(4)	1	-	-	-
Changes in non- controlling interest	-	-	-	-	-	-	-	(92)	-	(92)	513	421
Cumulative translation adjustment of interest held before business combination	-	-	-	-	-	-	-	(58)	-	(58)	(33)	(91)
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	36	36
Capital reduction	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	45	-	45	51
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(17)	(17)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(615)	(615)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	6	6	-	6
Contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	-	11	11
Balance as of June 30, 2016	495	7	65	659	16	83	1,516	1,299	9,521	13,661	23,539	37,200

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2016 and 2015, respectively.
(ii) Related to CNV General Resolution N° 609/12. See Note 18.
(iii) Group’s other reserves for the year ended June 30, 2016 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Currency translation adjustment reserve	Reserve for shared-based payments	Reserve for future dividends	Reserve for defined benefit plans	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2015	(32)	210	520	82	-	-	-	32	-	812
Other comprehensive income / (loss) for the year	-	-	578	-	-	(6)	(24)	-	-	548
Total comprehensive income / (loss) for the year	-	-	578	-	-	(6)	(24)	-	-	548
As resolved by Ordinary Shareholders' Meeting held on October 30 and November 26, 2015:
- Reserve for future dividends	-	-	-	-	31	-	-	-	-	31
Reserve for share-based payments	-	-	-	17	-	-	-	-	-	17
Equity incentive plan granted	-	-	-	(4)	-	-	-	-	-	(4)
Changes in non-controlling interest	-	(92)	-	-	-	-	-	-	-	(92)
Currency translation adjustment for interest held before business combination	-	-	(58)	-	-	-	-	-	-	(58)
Share of changes in subsidiaries' equity	-	-	-	-	-	-	-	-	45	45
Balance as of June 30, 2016	(32)	118	1,040	95	31	(6)	(24)	32	45	1,299

The accompanying notes are an integral part of these Consolidated Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in millions, except otherwise indicated)

	Note	06.30.18	06.30.17	06.30.16
Operating activities:
Cash generated from continuing operating activities before income tax	17	10,613	6,930	4,115
Income tax paid		(982)	(958)	(785)
Net cash generated from continuing operating activities		9,631	5,972	3,330
Net cash generated from discontinued operating activities		4,144	3,280	889
Net cash generated from operating activities		13,775	9,252	4,219
Investing activities:
Increase of interest in associates and joint ventures		(234)	(538)	(207)
Payment for acquisition of subsidiary, net of cash acquired		(46)	(46)	9,193
Proceeds from sales of interest in associates and joint ventures		305	-	9
Acquisition, improvements and advanced payments for developments of investment properties		(3,200)	(2,752)	(882)
Proceeds from sales of investment properties		674	291	1,326
Acquisitions and improvements of property, plant and equipment		(2,436)	(2,315)	(591)
Advanced payments		(4)	(6)	(7)
Advanced proceeds from sales of farmlands		76	-	-
Proceeds from sales of property, plant and equipment		18	9	3
Proceeds from sales of farmlands		129	209	-
Proceeds from liquidation of associate		7	-	-
Acquisition of intangible assets		(634)	(376)	(89)
Acquisition of investments in financial instruments		(27,128)	(6,287)	(13,507)
Proceeds from disposal of investments in financial assets		26,057	6,785	14,113
Increase in restricted assets, net		(3,032)	(396)	-
Loans granted to related parties		(397)	(7)	(862)
Loans granted		(102)	-	-
Loans repayments received		612	-	-
Loans repayments received from related parties		-	-	80
Payment for the acquisition of other assets		(120)	-	-
Dividends received from associates and joint ventures		313	230	16
Dividends received from financial assets		289	35	72
Net cash (used in) / generated from continuing investing activities		(8,853)	(5,164)	8,667
Net cash (used in) / generated from discontinued investing activities		(3,119)	2,749	(27)
Net cash (used in) / generated from investing activities		(11,972)	(2,415)	8,640
Financing activities:
Repurchase of non-convertible notes		(379)	(546)	(209)
Repurchase of treasury shares		(763)	-	-
Issuance of capital from subsidiaries		-	857	-
Proceeds from borrowings		25,027	29,353	147,427
Repayment of borrowings		(22,912)	(19,098)	(145,854)
Obtention / (payment) of short term loans, net		732	(1,019)	209
Payment of borrowings to related parties		-	(14)	(6)
Obtention of loans from related parties		62	-	4
Proceeds from exercise of options granted		-	-	6
Payment of seller financing		(89)	-	(72)
Capital contributions of non-controlling interest in subsidiaries		1,347	202	1
Acquisition of non-controlling interest in subsidiaries		(615)	(196)	(947)
Capital distribution to non-controlling interest in subsidiaries		(31)	73	(184)
Dividends paid		(940)	(2,135)	(239)
Proceeds from derivative financial instruments, net		(10)	150	1,323
Payment of derivative financial instruments		-	(131)	-
Dividends paid to non-controlling interest in subsidiaries		(1,259)	-	-
Proceeds from sales of non-controlling interest in subsidiaries		2,507	2,528	86
Receipts from claims		-	-	90
Interest paid		(7,234)	(5,522)	(3,173)
Net cash (used in) / generated from continuing financing activities		(4,557)	4,502	(1,538)
Net cash generated from / (used in) discontinued financing activities		2,258	(2,603)	(3,109)
Net cash (used in) / generated from financing activities		(2,299)	1,899	(4,647)
Net (decrease) / increase in cash and cash equivalents from continuing activities		(3,779)	5,310	10,459
Net increase / (decrease) in cash and cash equivalents from discontinued activities		3,283	3,426	(2,247)
Net (decrease) / increase in cash and cash equivalents		(496)	8,736	8,212
Cash and cash equivalents at beginning of the period	15	25,363	14,096	634
Cash and cash equivalents reclassified to held for sale		(347)	(157)	-
Foreign exchange gain on cash and changes in fair value of cash equivalents		14,130	2,688	5,250
Cash and cash equivalents at the end of the period		38,650	25,363	14,096

The accompanying notes are an integral part of these Consolidated Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)

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

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and ultimate beneficiary.

The Board of Directors has approved these Financial Statements for issuance on September 6, 2018.

As of June 30, 2018, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below (Note 7):

(i)
Corresponds to Group’s associates, which are hence excluded from consolidation.
(ii)
The results are included in discontinued operations, due to the loss of control in June 2018 (see Note 4.(l)).
(iii)
Disclosed as financial assets held for sale.
(iv)
Assets and liabilities are disclosed as held for sale and the results as discontinued operations.
(v)
See Note 4 for more information about the change within the Operations Center in Israel.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Agricultural Business

Within the agricultural business, the Group, through Cresud, engaged in the operation of crop production, cattle feeding, raising, fattening and slaughtering, milk production, sugarcane production, brokerage activities and sale of supplies. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

Cresud's shares are listed on the Buenos Aires Stock Exchange ("BCBA", as per its Spanish acronym) (Merval: CRES) and in NASDAQ (National Association of Securities Dealers Automated Quotation) (NASDAQ: CRESY). The shares of our subsidiary Brasilagro are listed and traded on both the Novo Mercado del BOVESPA (BOVESPA: AGRO3) and the NYSE (NYSE: LND).

Urban Properties and Investments Business

Operations Center in Argentina

The activities of the Operations Center in Argentina are mainly developed through IRSA and its principal subsidiary, IRSA CP. Through IRSA and IRSA CP, the Group owns, manages and develops 16 shopping malls across Argentina, a portfolio of offices and other rental properties in the Autonomous City of Buenos Aires, and it entered the United States of America (“USA”) real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Consolidated Financial Statements to denote investment, development and/or trading properties activities. IRSA CP's shares are listed and traded on both the BASE (BYMA: IRCP) and the NASDAQ (NASDAQ: IRCP). IRSA's shares are listed on the BASE (Merval: IRSA) and the NYSE (NYSE: IRSA).

The activities of the Group’s “Others” segment is carried out mainly through BHSA, where IRSA holds, directly or indirectly, a 29.91% interest (considering treasury shares). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA's shares are listed on the BASE (BYMA: BHIP). Besides that, the Group has a 43.93% indirect interest in Tarshop, whose main activities are credit card and loan origination transactions.

Operations Center in Israel

The activities of the Operations Center in Israel are mainly developed through the subsidiaries, IDBD and DIC, whose activities correspond to one of the Israeli largest and most diversified conglomerates, which are involved, through its subsidiaries and other investments, in several markets and industries, including real estate, supermarkets, insurance, telecommunications, etc.; controlling or holding an equity interest in companies such as Clal (Insurance), Cellcom (Telecommunications), Shufersal (Supermarkets), PBC (Real Estate), among others. IDBD is listed in the TASE as a “Debentures Company” in accordance with Israeli law, since some series of bonds are traded in that Exchange.

It should be noted that the financial position of IDBD, DIC and its subsidiaries at the Operations Center in Israel does not affect the financial position of IRSA and subsidiaries at the Operations Center in Argentina.

In addition, the commitments and other covenants resulting from IDBD and DIC’s financial debt do not have impact on IRSA since such indebtedness has no recourse against IRSA and it is not guaranteed by IRSA’s assets.

2.        Summary of significant accounting policies

2.1.     Basis of preparation of the Consolidated Financial Statement

(a) Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB and interpretations issued by the IFRIC. All IFRS applicable as of the date of these Consolidated Financial Statements have been applied.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also compromises the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Bearing in mind that the downward trend in inflation observed in the previous year has reversed, noticing a significant increase in inflation during 2018, that it is also expected that the accumulated inflation rate of the last three years will exceed 100% and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in the terms of IAS 29, starting with the year initiated on July 1, 2018. Consequently, the Company should restate its next financial statements to be presented after the aforementioned date. However, it must be taken into account that, as of the date of issuance of these financial statements, PEN 664/03 Decree is in force, which does not allow the presentation of restated for inflation financial statements before the National Securities Commission (CNV) and other bodies of corporate control.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement method of IAS 29 establishes that monetary assets and liabilities must not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements must be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities must be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting year / period, revealing this information in a separate line item.

As of June 30, 2018, the restatement criteria of financial information established in IAS 29 have not been applied. However, in recent years’ certain macroeconomic variables that affect the Company's businesses, such as wages and prices of inputs, have undergone annual variations of certain importance. This circumstance must be considered in the evaluation and interpretation of the financial situation and the results presented by the Company in these financial statements.

IDBD and DIC, Group’s subsidiaries, report their quarterly and annual results following the Israeli regulations, whose legal deadlines are after the deadlines in Argentina and since IDBD and DIC fiscal years end differently from IRSA, the results of operations from IDBD and DIC are consolidated with a lag of three months adjusted for the effects of significant transactions taking place in such period. For these reasons, it is possible to obtain the quarterly results of IDBD and DIC in time so that they can be consolidated by IRSA and reported to the CNV in its consolidated financial statements within the legal deadlines set in Argentina. This way, the Group's consolidated comprehensive income for the year ended June 30, 2018 includes the results of IDBD and DIC for the 12-month period from April 1, 2017 to March 31, 2018, adjusted for the significant transactions that occurred between April 1, 2018 and June 30, 2018.

Moreover, the consolidated comprehensive income of the Group for the year ended June 30, 2016 includes the results of IDBD and DIC operations for the period from October 11, 2015 (the acquisition of control) through March 31, 2016, adjusted for those significant transactions that occurred between April 1, 2016 and June 30, 2016.

(b) Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its Statement of Financial Position according to the operating cycle of each activity. Current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities (income tax liabilities) are presented separately from each other and from other assets and liabilities. Deferred tax assets and liabilities are in all cases presented as non-current while the rest is classified as current or non-current.

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are millions of Argentine Pesos, references to ‘US$’ or ‘US Dollars’ are millions of US Dollars, references to ‘Rs.’ are millions of Brazilian Reais and references to "NIS" are millions of New Israeli Shekel.

(d) Fiscal year-end

The fiscal year begins on July 1 and ends on June 30 of the following year.

(e) Accounting criteria

The Consolidated Financial Statements have been prepared under historical cost criteria, except for investment properties, financial assets and financial liabilities (including derivative instruments) measured at fair value through profit or loss, financial assets held for sale and share-based compensation, which are measured at fair value, biological assets and agricultural produce at the point of harvest measured at fair value less costs to sell, and agricultural produce after harvest measured at net realizable value.

(f) Reporting cash flows

The Group reports operating activities cash flows using the indirect method. Interest paid is presented within financing activities. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed within investing activities as this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed within operating activities because these items are sold in the ordinary course of business.

(g) Use of estimates

The preparation of Financial Statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimations and significant judgments are described in Note 3

2.2  New accounting standards and amendments

The following standards and amendments have been issued by the IASB. Below we outline the standards and amendments that may potentially have an impact on the Group at the time of application.

Standards and amendments adopted by the Group

Standards and amendments	Description	Date of mandatory adoption for the Group in the year ended on
Cycle of annual improvements 2014-2016. IFRS 12 “Disclosure of Interests in other entities”.	Clarifies the standard scope.	06-30-2018
Amendments to IAS 7 "Disclosure initiative".
Establishes that the entity shall disclose information so that users of the Financial Statements may assess the changes in liabilities resulting from financing activities, including both cash and non-cash changes.
06-30-2018
Amendments to IAS 12 "Recognition of deferred tax assets for unrealized losses".	Clarifies the accounting of deferred income tax assets in the case of unrealized losses from debt instruments measured at fair value.	06-30-2018

The adoption of these standards and amendments has not had a material impact for the Group. See details of IAS 7 modifications in Note 21.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Standards and amendments not yet adopted by the Group

Standards and amendments	Description	Date of mandatory adoption for the Group in the year ended on
Amendments to IAS 40 "Transfers of Investment Properties"	Clarifies the conditions that should be met for an entity to transfer a property to, or from, investment properties.	06-30-2019
Cycle of annual improvements 2014-2016. IAS 28 “Investments in Associates and Joint ventures”.	Clarifies that the option to measure an associate or a joint venture at fair value for a qualifying entity is available upon initial recognition.	06-30-2019
IFRS 9 “Financial Instruments”.	Adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets.	06-30-2019
IFRS 15 “Revenues from contracts with customers”
Provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of performance obligations assumed with customers. Applies to all contracts with customers, except those covered by other IFRSs, such as leases, insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income.
06-30-2019
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
06-30-2019
IFRS 16 "Leases".
Will supersede IAS 17 currently in force (and associated interpretations) and its scope includes all leases, with two specific exceptions (low cost assets, leases and short-term leases). Under the new standard, lessees are required to account for leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17. The accounting of the lessor has no significant changes.
06-30-2020

The future adoption of these standards and amendments will not have a significant impact to the Group, except for the following:

●
IFRS 15: Revenues from contracts with customers

The standard introduces a new five-step model for recognizing revenue from contracts with customers:
1)
Identifying the contract with the customer.
2)
Identifying separate performance obligations in the contract.
3)
Determining the transaction price.
4)
Allocating the transaction price to separate performance obligations.
5)
Recognizing revenue when the performance obligations are satisfied.

The Group will apply the cumulative effect approach; therefore, accumulated impact will be recognized in Retained earnings as of July 1, 2018. Comparative figures will not be restated.

Main effects that affect the Group

Costs of obtaining a contract with a client

Customer acquisition costs are capitalized when it is expected that the Group will recover these costs, instead of recognizing these costs in profit or loss as incurred. Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, are recognized as an asset and are amortized to profit or loss, in accordance with the expected service period from these contracts (over a period of 2-4 years).

In the statements of cash flows, customer acquisition costs paid will be presented as part of cash flows used in investing activities while the amortization of capitalized customer acquisition costs, will be presented under depreciation and amortization as part of cash flows from operating activities.

The Group applies the practical exemption specified in the standard and recognizes customer acquisition costs in profit or loss when the expected amortization period of these costs is one year or less.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Satisfaction of performance obligation in real estate contracts

Revenues from the sale of offices and apartments will be recognized during the period of construction, in accordance with the work in progress, instead of upon the delivery or signing of the property’s deed, if one of the following conditions are met:

1.
The customer simultaneously receives and consumes the benefits provided by the Group’s performance when the Group provides such services.
2.
The Group’s performance creates or enhances an asset that is controlled by the customer at the time it is being created or enhanced.
3.
The Group’s performance does not create an asset with an alternative use for the Group and the Group has the enforceable right to payment for performance completed to date.

The Group will recognize revenue over time on sales contracts with customers for the development of real estate in which no alternative use exists but the sale to the client and it has the right to enforce the performance of the contract. When these conditions are not met, revenue will be recognized at the time of the deed or upon delivery of the asset.

The Group determines the amount of revenue from each contract according to the transaction price and work in progress of the asset of each customer separately.

●
IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected losses should be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income. As a result of the application of the new standard, the amount of the liabilities, whose terms were modified and for which a new effective interest rate was calculated at the time of the change in accordance with IAS 39, will be recalculated from the date of the change using the original effective interest rate.

●
IFRS 16: Leases

The Group is currently assessing the impact of the amendments on its Financial Statements. IFRS 16 will be effective for fiscal year beginning July 1, 2019.

On the issue date of these Consolidated Financial Statements, there are no other standards or amendments, issued by the IASB that are yet to become effective and that are expected to have a material effect on the Group.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Breakdown of the expected changes to the financial position of the Group due to the application of IFRS 9 and 15 are described below:

	Current statement of financial position	IFRS 15 impact	IFRS 9 impact	Adjusted statement of financial position
ASSETS
Non-current assets
Trading properties	6,020	(3,338)	-	2,682
Investments in associates and joint ventures	24,747	24	(19)	24,752
Deferred income tax assets	1,679	(95)	-	1,584
Trade and other receivables	9,129	497	(63)	9,563
Total non-current assets	251,336	(2,912)	(82)	248,342
Current assets
Trading properties	3,232	(734)	-	2,498
Trade and other receivables	17,208	292	(32)	17,468
Total current assets	102,434	(442)	(32)	101,960
TOTAL ASSETS	353,770	(3,354)	(114)	350,302
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent
Retained earnings	20,925	127	(453)	20,599
Non-controlling interest	54,396	126	(473)	54,049
TOTAL SHAREHOLDERS’ EQUITY	75,321	253	(926)	74,648
LIABILITIES
Non-current liabilities
Trade and other payables	3,577	(1,647)	-	1,930
Borrowings	187,462	-	1,025	188,487
Deferred income tax liabilities	26,563	(43)	(268)	26,252
Total non-current liabilities	221,395	(1,690)	757	220,462
Current liabilities
Trade and other payables	17,892	(1,925)	-	15,967
Borrowings	32,083	-	55	32,138
Income tax and MPIT liabilities	595	8	-	603
Total current liabilities	57,054	(1,917)	55	55,192
TOTAL LIABILITIES	278,449	(3,607)	812	275,654
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	353,770	(3,354)	(114)	350,302

At the date of presentation of these financial statements, the analysis of IFRS 9 in some of the Group's associates is still being performed, which could modify the preceding information at the time of effective adoption.

2.3
Changes in presentation of financial statements previously issued due to change in accounting policies

Expenses relating to the agricultural activity include items such as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group chose not to continue to charge these costs of production directly in the Statements of Income and Other Comprehensive Income as they are incurred; instead, it capitalized them as part of the cost of biological assets. Both options are acceptable under IAS 41. The Group believes this change will help to better understand the performance of the agribusiness activity and therefore provides more information that is relevant to Management, users of the Financial Statements and others.

The Group has therefore retroactively modified the comparative amounts of the Consolidated Financial Statements as required by IAS 8, reflecting the aforementioned change, reducing “Cost” line and increasing “Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest” line in the Statements of Income and Other Comprehensive Income in Ps. 1,995 and Ps. 1,236 as of June 30, 2017 and 2016, respectively. There is no impact in any of the total and subtotal amounts of the Financial Statements.

2.4     Scope of consolidation

(a) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group also analyzes whether there is control when it does not hold more than 50% of the voting rights of an entity, but does have capacity to define its relevant activities because of de-facto control.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The Group chooses the method to be used on a case-by-case base.

The excess of the sum of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the Statement of Income as “Bargain purchase gains”.

The Group conducts its business through several operating and investment companies, the principal are listed below:

Agricultural Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.18	06.30.17	06.30.16
Cresud's direct equity interest in:
Brasilagro-CompanhIa Brasileira de Propriedades Agrícolas (1)	Brazil	Agricultural	43.29%	43.43%	42.18%
Sociedad Anónima Carnes Pampeanas S.A. (2)	Argentina	Agro-industrial	100.00%	100.00%	100.00%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	50.10%	59.59%	59.59%
Helmir S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
IRSA Inversiones y Representaciones Sociedad Anónima (2)	Argentina	Real estate	63.74%	63.76%	63.77%
Agropecuaria Santa Cruz S.A.	Uruguay	Investment	100.00%	100.00%	100.00%

Brasilagro's direct equity interest in:
Araucária Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cajueiro Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Ceibo Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cremaq Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Engenho de Maracajú Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Flamboyant Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Agr’cola Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Propriedades Agr’colas S.A.	Brazil	Agricultural	99.99%	99.99%	99.99%
Mogno Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Palmeiras S.A.	Brazil	Agricultural	99.99%	-	-
Agropecuaria Morot’ S.A.	Brazil	Agricultural	99.99%	-	-
Futuros y Opciones.Com. S.A.'s direct equity interest in:
Amauta Agro S.A. (3)	Argentina	Brokerage	98.57%	98.57%	98.57%
FyO Acopio S.A. (3)	Argentina	Warehousing and brokerage	98.57%	98.57%	98.57%
FyO Chile SPA	Chile	Brokerage	100.00%	100.00%	-
Agropecuaria Santa Cruz S.A.'s direct equity interest in:
Agropecuaria Acres del Sud S.A. (2)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yatay Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yuchán Agropecuaria S.A. (2)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Sedelor S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Codalis S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Alafox S.A.	Uruguay	Investment	100.00%	100.00%	100.00%

(1)
The Group exercises “de facto control” over Brasilagro as a result of (i) the percentage and concentration of voting rights of the Group and the absence of other shareholders with significant voting rights, (ii) the absence of a voting agreement among the other shareholders to vote together as a group, (iii) the record of attendance to Shareholders’ Meetings and the record of votes casted by the other shareholders; and (iv) the effective control exercised by the Group to direct Brasilagro’s relevant activities through its seat in the Board of Directors. See Note 7 for further information regarding to Brasilagro.
(2)
Includes interest indirectly held through Helmir.
(3)
Includes interest directly held through Cresud.

Urban Properties and Investments Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.18	06.30.17	06.30.16
IRSA's direct equity interest:
IRSA CP (1)	Argentina	Real estate	86.34%	94.61%	94.61%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.	Argentina	Hotel	80.00%	80.00%	80.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
UT IRSA y Galerías Pacífico S.A. (2) (6)	Argentina	Investment	50.00%	50.00%	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.18	06.30.17	06.30.16
IRSA CP's direct equity interest in:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (3)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.92%	99.92%	99.14%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	-
Centro de Entretenimiento La Plata (6)	Argentina	Real estate	100.00%	-	-
Tyrus S.A.'s direct equity interest in:
DFL (4)	Bermudas	Investment	91.57%	91.57%	91.57%
I Madison LLC	United States	Investment	-	100.00%	100.00%
IRSA Development LP	United States	Investment	-	100.00%	100.00%
IRSA International LLC	United States	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group IV LP (REIG IV)	Bermudas	Investment	-	100.00%	100.00%
Real Estate Investment Group V LP (REIG V)	Bermudas	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	United States	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct equity interest in:
Real Estate Investment Group VII LP (REIG VII)	Bermudas	Investment	100.00%	-	-
DFL's direct equity interest in:
IDB Development Corporation Ltd.	Israel	Investment	100.00%	68.28%	68.28%
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	-	-
DIL's direct equity interest in:
Discount Investment Corporation Ltd. (4)	Israel	Investment	76.57%	77.25%	76.43%
IDBD's direct equity interest in:		Investment
IDB Tourism (2009) Ltd.	Israel	Tourism services	100.00%	100.00%	100.00%
IDB Group Investment Inc	Israel	Investment	100.00%	100.00%	100.00%
DIC's direct equity interest in:
Property & Building Corporation Ltd.	Israel	Real estate	64.40%	64.40%	76.45%
Shufersal Ltd. (7)	Israel	Retail	-	54.19%	52.95%
Cellcom Israel Ltd. (5)	Israel	Telecommunications	43.14%	42.26%	41.77%
Elron Electronic Industries Ltd.	Israel	Investment	50.30%	50.30%	50.30%
Bartan Holdings and Investments Ltd.	Israel	Investment	55.68%	55.68%	55.68%
Epsilon Investment House Ltd.	Israel	Investment	68.75%	68.75%	68.75%

(1)
Includes interest held through E-Commerce Latina S.A. and Tyrus S.A.
(2)
The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(3)
Includes interest held through Ritelco S.A. and Torodur S.A.
(4)
Includes Tyrus' equity interest. Until the present financial year, the participation was through Tyrus S.A. and IDBD.
(5)
DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes vis-à-vis other shareholders, with a stake of 46.16%, also taking into account the historic voting performance in the Shareholders’ Meetings, as well as the evaluation of the holdings of the remaining shareholders, which are highly atomized.
(6)
Corresponds to acquisitions and constitutions of new entities considered not material as a whole.
(7)
Control was lost in June 30, 2018 (see Note 4.(l)).

Except for the aforementioned items, the percentage of votes does not differ from the stake.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant.

(b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – i.e., as transactions with the owners in their capacity as owners. The recorded value corresponds to the difference between the fair value of the consideration paid and/or received and the relevant share acquired and/or transferred of the carrying value of the net assets of the subsidiary.

(c) Disposal of subsidiaries with loss of control

When the Group ceases to have control over a subsidiary, any retained interest in the entity is re-measured at its fair value at the date when control is lost, with changes in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(d) Associates

Associates are all entities over which the Group has significant influence but not control, usually representing an interest between 20% and at least 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, except as otherwise indicated as explained below. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

As of each year-end or upon the existence of evidence of impairment, a determination is made, as to whether there is any objective indication of impairment in the value of the investments in associates. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the Associates and its carrying value and recognizes the amount adjacent to "Share of profit / (loss) of associates and joint ventures " in the Statement of Income and Other Comprehensive Income.

Profit and losses resulting from transactions between the Group and the associate are recognized in the Group's financial statements only to the extent of the interests in the associates of the unrelated investor. Unrealized losses are eliminated unless the transaction reflects signs of impairment of the value of the asset transferred. The accounting policies of associates are modified to ensure uniformity within Group policies.

The Group takes into account quantitative and qualitative aspects to determine which investments in associates are considered significant.

Note 8 includes summary financial information and other information of the Group's associates.

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

Investments in joint ventures are accounted for under the equity method. Under the equity method of accounting, interests in joint ventures are initially recognized in the Consolidated Statements of Financial Position at cost and adjusted thereafter to recognize the Group’s share of post-acquisition profits or losses and other comprehensive income in the Statements of Income and Other Comprehensive Income.

The Group determines at each reporting date whether there is any objective evidence that the investment in joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes such difference in "Share of profit / (loss) of associates and joint ventures" in the Statements of Income.

2.5  Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker (“CODM”), responsible for allocating resources and assessing performance. The operating segments are described in Note 6.

2.6  Foreign currency translation

(a) Functional and presentation currency

Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in Argentine Pesos, which is the Group’s presentation currency.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Foreign exchange gains and losses are presented in the Statement of Income within finance income and finance costs, as appropriate, unless they have been capitalized.

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

The accounting policy of the Group consists in accounting the translation difference of its subsidiaries by the “step-by-step” method according to IAS 21.

2.7  Investment properties

Investment properties are those properties owned either by the Group that are held to earn long-term rental income or for capital appreciation, or both and that are not occupied by the Group for its own operations. Investment property also includes property that is being constructed or developed for future use as investment property. The Group also classifies as investment properties land whose future use has not been determined yet. The Group’s investment properties primarily comprise the Group’s portfolio of shopping malls and offices, certain property under development and undeveloped land.

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

After initial recognition, investment property is carried at fair value. Investment property that is being redeveloped for continuing use as investment property or for which the market has become less active continues to be measured at fair value. Investment properties under construction are measured at fair value if the fair value is considered reliably determinable. On the other hand, properties under construction for which the fair value cannot be determined reliably, but for which the Group expects it to be determinable when construction is completed, are measured at cost less impairment until the fair value becomes reliably determinable or construction is completed, whichever is earlier.

Fair values are determined differently depending on the type of property being measured.

Generally, fair value of owner occupied farmland, office buildings and land reserves is based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods, such as recent prices on less active markets or discounted cash flow projections.

The fair value of the Group’s portfolio of Shopping Malls is based on discounted cash flow projections. This method of valuation is commonly used in the shopping mall industry in the region where the Group conducts its operations.

Fair value of office building for the Operations Center in Israel is based on discounted cash flow projections.

As required by CNV 576/10 Ruling, valuations are performed as of the financial position date by accredited externals appraisers who have recognized professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the Consolidated Financial Statements. The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

Subsequent expenditures are capitalized to the asset’s carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognized.

Changes in fair values are recognized in the Statement of Income under the line item “Net gain from fair value adjustment of investment properties”.

Asset transfers, including assets classified as investments properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from property, plant and equipment to investment properties; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment property. The value of the transfer is the one that the property had at the time of the transfer and subsequently is valued in accordance with the accounting policy related to the item.

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. The carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the Statement of Income in the line “Net gain from fair value adjustments of investment properties”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. The disposal of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are accounted for when title to property passes to the buyer and the buyer intends to make the respective payment. In the case of conditional agreements, where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "Other operating results, net" in the Statement of Income at the time they are incurred.

2.8     Property, plant and equipment

This category primarily comprises, buildings or portions of a building used for administrative purposes, machines, computers, and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

The Group has also several hotel properties. Based on the respective contractual arrangements with hotel managers and / or given their direct operators nature, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under "Property, plant and equipment".

All property, plant and equipment (“PPE”) is stated at acquisition cost less depreciation and accumulated impairment, if any. The acquisition cost includes expenditures, which are directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and the property is in conditions to start operating.

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

The remaining useful life as of June 30, 2018 is as follows:

Buildings and facilities	Between 5 and 50 years
Machinery and equipment	Between 3 and 24 years
Communication networks	Between 4 and 20 years
Others	Between 3 and 25 years

As of each fiscal year-end, an evaluation is performed to determine the existence of indicators of any decrease in recoverable value or useful life of assets. If there are any indicators, the recoverable amount and/or residual useful life of impaired asset(s) is estimated, and an impairment adjustment is made, if applicable. As of each fiscal year-end, the residual useful life of assets is estimated and adjusted, if necessary. The book amount of an asset is reduced to its recoverable value if the book value is greater than its estimated recoverable value.

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

When assets of property, plant and equipment are transferred to investment property, the difference between the value at cost transferred and the fair value of the investment property is allocated to a reserve within equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Group's sugarcane fields are recognized as bearer plants under the definition included in IAS 41. For this reason, they are accounted as property, plant and equipment and are valued at amortized cost.

2.9     Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor

Properties leased out to tenants under operating leases are included in “Investment properties” in the Statement of Financial Position. See Note 2.23 for the recognition of rental income.

The Group does not have any assets leased out under finance leases.

A Group company is the lessee

The Group has entered into some operating lease agreements, mainly related to agribusiness activities. By virtue of these contracts, the Group leases land open for agricultural exploitation during the crop season. The lease price is generally set at a fixed amount in dollars or at a certain number of quintals of soybeans (or equivalent measurement unit) during the entire lease term. Lease payments can be made in installments or in advance at the beginning of the lease. The lease costs are recognized in the Statements of Income in relation to the degree of ripeness of the harvest since the Group considers that this systematic base is more representative of the time pattern of the leases’ benefits.

Additionally, the Group maintains other operating leases not related to agricultural activity, mainly associated with the leasing of offices. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the Statement of Income on a straight-line basis over the period of the lease.

The Group acquires certain specific assets (especially machinery and computer equipment) under finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Liabilities corresponding to finance leases, measured at discounted value, are included in current and non-current borrowings.

Operating leases where the Group acts as lessee were charged to results at the time they accrue. They mainly include offices and properties for commercial uses.

2.10    Intangible assets

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

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, referred to as cash-generating units (“CGU”). In order to determine whether any impairment loss should be recognized, the book value of CGU or CGU groups is compared against its recoverable value. Net book value of CGU and CGU groups include goodwill and assets with limited useful life (such as, investment properties, property, plant and equipment, intangible assets and working capital).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Goodwill is assigned to the Group's cash generating units based on operating segments. The recoverable amount of a cash-generating unit is determined based on fair value calculations. These calculations use the price of the CGU assets, they are compared with the book values, and the goodwill assigned to each cash-generating unit.

No impairment was recorded as a result of the analysis performed.

(b) Computer software

Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of three years. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(c) Branding and client relationships

This relates to the fair value of brands and client relationships arising at the time of the business combination with IDBD. They are subsequently valued at cost, less the accumulated amortization or impairment. Client relationships have an average twelve-year useful life, while one of the brands have an indefinite useful life and the other ten-year useful life.

(d) Right to receive future units under barter agreements

The Group also enters into barter transactions where it normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Such rights are initially recognized at cost (which is the fair value of the land assigned) and are not adjusted later, unless there is any sign of impairment.

At each year-end, the Group reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any of such signs exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. For intangible assets with indefinite useful lives, the Group annually reviews the existence of an impairment, or more frequently if signs of impairment are identify.

2.11    Trading properties

Trading properties comprises those properties intended either for sale or in the process of construction for subsequent sale. Trading properties are carried at the lower of cost and net realizable value. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

2.12  Inventories

Inventories include assets held for sale in the ordinary course of the Group’s business activities, assets in production or construction process for sale purposes, and materials, supplies or other assets held for consumption in the process of producing sales and/or services.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Supplies used in the Group's agricultural activities comprise fertilizers, agrochemicals, vaccines, seeds, feed for livestock and other items. Harvested agricultural produce comprise harvested crops, and raw meat.

For the Group’s operations in Argentina and Brazil, harvested crops are perpetually measured at net realizable value until the point of sale because there is an active market for such products, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry of measuring the inventories at net realizable value. Changes in net realizable value are recognized in the Statements of Income in the year in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

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

2.13     Biological assets and agriculture produce at the point of harvest

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

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group elect to capitalize all costs as part of the biological assets.

The line item “Cost of sales of biological assets and agricultural produce” within “Costs” in the Statements of Income represents the recognition as an expense of agricultural produce held in inventory, valued at either cost or net realizable value, as applicable, or biological assets valued at fair value less costs to sell.

Either the fair value of a biological asset in its present location and condition is determined based on the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate or the current quoted market price in the most relevant market.

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

Additionally, the Group’s costs of planting the sugarcane are accounted for as property, plant and equipment and are valued at amortized cost. The growing agricultural product of sugarcane is classified as a biological asset and valued at fair value less costs to sell.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The gain or loss arising from initial recognition of a) agricultural produce and b) biological assets at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in profit or loss in the year in which occur within the line item “Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest”.

2.14     Financial instruments

The Group classifies financial assets in the following categories: those to be measured subsequently at fair value, and those to be measured at amortized cost. This classification depends on whether the financial asset is an equity investment or a debt investment.

Debt investments

A debt investment is classified at amortized cost only if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash derived solely from payments of principal and interest due on the principal outstanding. The nature of any derivatives embedded in the debt investment are considered in determining whether the cash derives solely from payment of principal and interest due on the principal outstanding and are not accounted for separately.

If either of the two criteria mentioned in the previous paragraph is not met, the debt instrument is classified at fair value through profit or loss. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the Statement of Income.

Equity investments

All equity investments, which are neither subsidiaries nor associate companies nor joint venture of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Group decided to recognize changes in fair value of equity investments through changes in profit or loss.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or loss are expensed in the Statement of Income.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In the other cases, the Group records a gain or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable transactions observable in the market for the same type of instrument or if based on a technical valuation that only inputs observable market data. Unrecognized gains or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in factors (including time) that market participants would consider upon setting the price.

Gains/losses on debt instruments measured at amortized cost and not identified for hedging purposes are charged to income where the financial assets are derecognized or an impairment loss is recognized, and during the amortization process under the effective interest method. The Group is required to reclassify all affected debt investments when and only when its business model for managing those assets changes.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) can be reliably estimated. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.15     Derivative financial instruments and hedging activities and options

Derivative financial instruments are initially recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group manages exposures to various risks using hedging instruments that provide coverage. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used put and call options, foreign currency future and forward contracts and interest rate swaps, as appropriate.

The Group’s policy is to apply hedge accounting where it is permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9.

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

2.16     Groups of assets and liabilities held for sale

Groups of assets and liabilities are classified as held for sale when the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. Groups of assets and liabilities held for sale are valued at the lower of their net book value and fair value less selling costs.

2.17     Trade and other receivables

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.18 Other assets

Other assets are recognized initially at cost and subsequently measured at the acquisition cost or the net realizable value, the lower. Within this item, the Group includes CLN tokens (digital assets).

2.19 Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.20 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

2.21 Provisions

Provisions are recognized when: (i) the Group has a present (legal or constructive) obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are not recognized for future operating losses.

The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel´s experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material adverse effect on its results of operations and financial condition or liquidity.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized in the Statements of Income.

2.22 Onerous contracts

A provision for onerous contracts is recognized when the expected benefits are lower than the costs of complying with contractual obligations. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the net expected cost of continuing the contract. Before recognizing a provision, the Group recognizes the impairment of the assets related to the mentioned contract.

2.23 Irrevocable right of use of the capacity of underwater communication lines

Transactions carried out to acquire an irrevocable right of use of the capacity of underwater communication lines are accounted for as service contracts. The amount paid for the rights of use of the communication lines is recognized as “Prepaid expenses” under trade and other receivables, and is amortized over a straight-line basis during the period set forth in the contract (including the option term), which is the estimated useful life of such capacity.

2.24 Employee benefits

(a) Defined contribution plans

The Group operates a defined contribution plan, which is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current year or prior periods. The contributions are recognized as employee benefit expense in the Statements of Income in the fiscal year they are due.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(b)  Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or as a result of an offer made to encourage voluntary termination as a result of redundancy.

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

(e) Share-based payments

The fair value of share-based payments is measured at the date of grant. The Group measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations.

The fair value of the share-based payment is expensed and charged to income under the straight-line method over the vesting period in which the right to the equity instrument becomes irrevocable (“vesting period”); such value is based on the best available estimate of the number of equity instruments expected to vest. Such estimate is revised if subsequent information available indicates that the number of equity instruments expected to vest differs from original estimates.

(f) Other long-term benefits

The net obligations of IDBD, DIC and its subsidiaries concerning employee long-term benefits, other than retirement plans, is the amount of the minimum future benefits employees have gained in exchange for their services in the current and prior periods. These benefits are discounted at their present values.

2.25 Current income tax, deferred income tax and minimum presumed income tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. Income tax is recognized in the statements of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the date of the Statements of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Income tax is recognized, using the deferred tax liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the Statements of Financial Position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence, deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the Statements of Financial Position, dividends have been accrued as receivable a binding agreement to distribute past earnings in future has been entered into by the subsidiary or there are sale plans in the foreseeable future.

Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges within the applicable 10-year period, recognizes the MPIT as a current or non-current receivable, as applicable, within “Trade and other receivables” in the Statements of Financial Position.

The minimum presumed income tax was repelled by Law N ° 27,260 in its article 76 for the periods that begin as of January 1, 2019.

Regarding the above mentioned, considering the recent Instruction No. 2 of the Federal Administration of Public Revenues (AFIP), it is not appropriate to record the provision of the above mention tax, in the event that accounting and tax losses occur.

2.26 Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term liquid investments with original maturities of three months or less. Bank overdrafts are not included.

2.27 Revenue recognition

Group's revenue is measured at the fair value of the consideration received or receivable.

Revenue from the sale of property is recognized when: (a) material risks and benefits derived from title to property have been transferred; (b) the Company does not retain any management function on the assets sold nor does it have any control whatsoever on such assets; (c) the amount of revenues and costs associated to the transaction may be measured on a reliable basis; and (d) the Company is expected to accrue the economic benefits associated to the transaction.

Revenue derived from the provision of services is recognized when: (a) the amount of revenue and costs associated to services may be measured on a reliable basis; (b) the Company is expected to accrue the economic benefits associated to the transaction, and (c) the level of completion of services may be measured on a reliable basis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Agricultural activities

Revenue from Group’s agricultural activities comes primarily from sales of agricultural produce and biological assets, from provision of services related to the activity and from leases of farmlands.

The Group recognizes revenue on product sales when the agricultural produce or biological assets are delivered and the customers take ownership and assume risk of loss, which is when the products are received by the customer at its or a designated location or collected directly by the customer from the cultivation bases, collection is reasonably assured and the selling price is fixed or determinable. Net sales of products represent the invoiced value of goods, net of trade discounts and allowances, if any.

The Group also provides agricultural-related (including but not limited to watering and feedlot services) and brokerage services to third parties. Revenue from services is recognized as services are rendered.

The Group also leases land to third parties under operating lease agreements. Lease income is recognized on a straight-line basis over the period of the lease.

Urban properties and investments activities

●
Rental and services - Shopping malls portfolio

Revenues derived from business activities developed in the Group’s shopping malls mainly include rental income under operating leases, admission rights, commissions and revenue from several complementary services provided to the Group’s lessees.

Rental income from shopping mall, admission rights and commissions, are recognized in the Statements of Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, i.e. lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

The Group’s lease contracts also provide that common area maintenance charges and collective promotion funds of the Group’s shopping malls are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all expenses necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

●
Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from offices leased out under operating leases, income from services and expenses recovery paid by tenants.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

A substantial portion of the Group’s leases requires the tenant to reimburse the Group for a substantial portion of operating expenses, usually a proportionate share of the allocable operating expenses. Such property operating expenses include necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. The Group manages its own rental properties. The Group makes the original payment for these expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. The Group accrues reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

●
Revenue from supermarkets

Revenue from the sale of goods in the ordinary course of business is recognized at the fair value of the consideration collected or receivable, net of returns and discounts. When the credit term is short and financing is that typical in the industry, consideration is not discounted. When the credit term is longer than the industry’s average, in accounting for the consideration, the Group discounts it to its net present value by using the client’s risk premium or the market rate. The difference between the fair value and the nominal amount is accounted for under financial income. If discounts are granted and their amount can be measured reliably, the discount is recognized as a reduction of revenue.

Revenues from supermarkets have been recognized in discontinued operations (see Note 4.(l)).

●
Revenue from communication services and sale of communication equipment

Revenue derived from the use of the Group’s communication networks, including mobile phones, Internet services, international calls, fixed line calls, interconnection rates and roaming service rates, are recognized when the service is provided, proportionally to the extent the transaction has been realized, and provided all other criteria have been met for revenue recognition.

Revenue from the sale of mobile phone cards is initially recognized as deferred revenue and then recognized as revenue as they are used or upon expiration, whichever takes place earlier.

A transaction involving the sale of equipment to a final user normally also involves a service sale transaction. In general, this type of sale is performed without a contractual obligation by the client to consume telephone services for a minimum amount over a predetermined period. As a result, the Group records the sale of equipment separately and recognizes revenue pursuant to the transaction value upon delivery of the equipment to the client. Revenue from telephone services is recognized and accounted for as they are provided. When the client is bound to make a minimum consumption of services during a predefined period, the contract formalizes a transaction of several elements and, therefore, revenue from the sale of equipment is recorded at an amount that should not exceed its fair value, and is recognized upon delivery of the equipment to the client and provided the criteria for recognition are met. The Group ascertains the fair value of individual elements, based on the price at which it is normally sold, after taking into account the relevant discounts.

Revenue derived from long-term contracts is recognized at the present value of future cash flows, discounted at market rates prevailing on the transaction date. Any difference between the original credit and its net present value is accounted for as interest income over the credit term.

2.28 Cost of sales

The cost of sales of supermarkets includes the acquisition costs for the products less discounts granted by suppliers, as well as all expenses associated with storing and handling inventories. It also includes operational and management costs for shopping malls held by the Group as part of its real estate investments. The Group’s cost of sales in relation to the supply of communication services mainly includes the costs to purchase equipment, salaries and related expenses, service costs, royalties, ongoing license dues, interconnection and roaming expenses, cell tower lease costs, depreciation and amortization expenses and maintenance expenses directly related to the services provided.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.29 Cost of borrowings and capitalization

The costs for general and specific loans that are directly attributable to the acquisition, construction or production of suitable assets for which a prolonged period is required to place them in the conditions required for their use or sale, are capitalized as part of the cost of those assets until the assets are substantially ready for use or sale. The general loan costs are capitalized according to the average debt rate of the Group. Foreign exchange differences for loans in foreign currency are capitalized if they are considered an adjustment to interest costs. The interest earned on the temporary investments of a specific loan for the acquisition of qualifying assets are deducted from the eligible costs to be capitalized. The rest of the costs from loans are recognized as expenses in the period in which they are incurred.

2.30 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any Group’s subsidiary purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects, is included in equity.

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.31 Comparability of information

As required by IFRS 3, the information of IDBD is included in the Consolidated Financial Statements of the Group from the date that control was obtained, that is from October 11, 2015, and the prior periods were not modified by this situation. Therefore, the consolidated financial information for periods after the acquisition is not comparable with prior periods. Additionally, results for the fiscal year ended June 30, 2018 and 2017 includes 12 full months of results from IDBD, for the period beginning April 1st through March 31, while results for the fiscal year ended June 30, 2016 includes the results from IDBD for the period beginning October 11, 2015 through March 31, 2016; both adjusted for significant transactions that took place between April 1st. and June 30. Hence, the result for the reported periods are not comparable.

Furthermore, during the fiscal year ended as of June 30, 2018 and 2016, the Argentine Peso devalued against the US Dollar and other currencies by around 73% and 65%, respectively, which has an impact in comparative information presented in the Financial Statements, due mainly to the currency exposure of our assets and liabilities in foreign currency. During the fiscal year ended as of June 30, 2017, the devaluation of the Argentine Peso against the US Dollar was not significant.

The balances as of June 30, 2017 and 2016, which are disclosed for comparative porpoises arise from the Consolidated Financial Statements as of June 30, 2017. Certain items from prior fiscal years have been reclassified for consistency purposes. See Note 4.(l) regarding the loss of control in Shufersal.

2.32 Out-of-period adjustments

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

3.        Significant judgments, key assumptions and estimates

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

Estimation	Main assumptions	Potential implications	Main references
Business combination - Allocation of acquisition prices	Assumptions regarding timing, amount of future revenues and expenses, revenue growth, expected rate of return, economic conditions, and discount rate, among other.	Should the assumptions made be inaccurate, the recognized combination may not be correct.	Note 4 – Acquisitions and dispositions
Recoverable amounts of cash-generating units (even those including goodwill), associates and assets.
The discount rate and the expected growth rate before taxes in connection with cash-generating units.
The discount rate and the expected growth rate after taxes in connection with associates.
Cash flows are determined based on past experiences with the asset or with similar assets and in accordance with the Group’s best factual assumption relative to the economic conditions expected to prevail.
Business continuity of cash-generating units.
Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).
		Should any of the assumptions made be inaccurate; this could lead to differences in the recoverable values of cash-generating units.	Note 10 – Property, plant and equipment Note 12 – Intangible assets
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
		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.5
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 – Property, plant and equipment Note 12 – Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 10.	Incorrect valuation of investment property values	Note 9 – Investment properties
Income tax
The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.
Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.
		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 22 – Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.	Note 16 – Trade and other receivables
Level 2 and 3 financial instruments
Main assumptions used by the Group are:
● Discounted projected income by interest rate
● Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.
● Comparable market multiple (EV/GMV ratio).
● Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).
		Incorrect recognition of a charge to income / (loss).	Note 15 – Financial instruments by category
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group, such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 20 – Provisions
Qualitative considerations for determining whether or not the replacement of the debt instrument involves significantly different terms
The entire set of characteristics of the exchanged debt instruments, and the economic parameters represented therein:
Average lifetime of the exchanged liabilities; Extent of effects of the debt terms (linkage to index; foreign currency; variable interest) on the cash flows from the instruments.
		Classification of a debt instrument in a manner whereby it will not reflect the change in the debt terms, which will affect the method of accounting recording.	Note 15 – Financial instruments by category (Financial liabilities)
Biological assets	Main assumptions used in valuation are yields, production costs, selling expenses, forwards of sales prices, discount rates.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 13.	Note 13 – Biological assets

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals

Agricultural business

(a)
Sale and purchase of Farmlands

La Suiza

On June 29, 2018, Cresud signed a deed with a non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of "La Suiza". The total amount of the transaction was set at USD 10, of which USD 3.0 have been already paid. The remaining balance of USD 7.0, guaranteed by a mortgage on the property, will be collected in 10 installments of the same amount ending on June 2023, which will accrue an annual interest of 4.5% on the remaining balances. The gain of the transaction amounts approximately to Ps. 238.

La Esmeralda

On July 20, 2017, the Company executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. On June 25, 2018, the Company has made effective with the sign of the deed and delivery of the property, the sale of "La Esmeralda" farm. The amount of the transaction was set at USD 19, of which USD 7 have been already paid. The balance, guaranteed with a mortgage on the property, will be collected in four installments of the same amount ending in April 2022, which will accrue an annual interest of 4% on the remaining balances. The gain from the sale amounts approximately to Ps. 410.

Araucária

On May 3, 2018, the Group though its subsidiary Braslagro, has entered into a purchase-sale agreement for the partial sale 956 hectares (660 arable hectares) of Araucaria Farm, located in Mineiros, Brazil, for an amount of 1,208 soybean bags per arable hectare or Rs. 66.2 (equal to Ps. 447.2) (Rs./ha. 93,356). The Group has recognized gains of Ps. 258 as result of this transaction.

In May 2017, the Group, through Brasilagro sold part of the establishment Araucária, a farmland located in the municipality of Mineiros. The agreement sets forth the sale of 1,360 hectares of which 918 are developed and productive hectares. The sale price was fixed at 280 bags of soy per hectare or Rs. 17 (equal to Ps. 67). So far, 35% of the transaction price has been paid during the year, with the remaining balance being payable in five annual installments. The Group has recognized gains of Ps. 37.4 as result of this transaction.

In March 2017, the Group, through Brasilagro sold part of the establishment Araucária. The agreement sets forth the sale of 274 hectares of which 196 are developed and productive hectares. The sale price amounts to 1,000 bags of soybeans per hectare, or Rs. 13.2 (equivalents to Ps. 48), of which so far, 39,254 bags of soybeans have been collected, equivalent to Rs. 2.4; and the balance will be paid in four annual installments. The Group has recognized gains of Ps. 29.9 as result of this transaction.

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

During the year 2017, the Group recognized a gain of US$ 4.5 (equivalents to Ps. 76.2) as result of this transaction.

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

Jatobá

In June 2017, the Group, through Brasilagro sold 625 hectares of the property Jatobá located in Jaborandi, Bahía. The transaction price was fixed at 300 bags of soy per hectare or Rs. 10.1 (equal to Ps. 41); so far, Rs. 877 have already been paid, with the outstanding balance being payable in 5 annual installments starting in July 2017. The Group has recognized gains of Ps. 32.1 as result of this transaction.

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

São José

In February 2017, the Group, through Brasilagro entered into a sale and sharecropping agreement for a farmland property located in the municipality of São Raimundo das Mangabeiras, in the state of Maranhão. The sale agreement consists in the acquisition of 17,566 hectares, of which 10,000 are developed and productive lands that will be devoted to farming. The remaining 7,566 hectares consist of permanent conservation and legal reservation areas. The purchase price is Rs. 100, which will be paid in full upon fulfillment of certain prior conditions by sellers. The sharecropping consists of 15,000 hectares of cultivable and developed land, already planted mostly with sugar cane. The agreement is valid for 15 years and renewable for another 15 years.

Cremaq

On June 10, 2015, the Group, through Brasilagro sold the remaining area of 27,745 hectares of Cremaq field, an establishment, located in the municipality of Baixa Grande do Ribeiro (Piaui). The transaction price was Rs. 270 (equivalents to Ps. 694), which has already been fully cashed. During the year 2015, the Group recognized a profit of Ps. 525.9 as result of this transaction.

Due to a contractual condition not yet fulfilled on the transaction date, related to obtaining a license for deforestation of an additional area, part of such proceeds had not been accounted for yet. In March 2017, the Company complied with such condition and recognized a gain of Ps. 21.

(b) Cresca disposal

In December 2016, the shareholders of Cresca (a Paraguayan company), Carlos Casado (a third party) and Brasilagro, started a corporate reorganization and division of assets of this joint venture.

On June 8, 2017, the Shareholders’ Meeting approved the reorganization plan and division of assets.

In February 2018, the disposal of assets of Cresca was completed. As a result, the Group, through Brasilagro, disposed their interest in the joint venture and subsequently acquired a group of assets, which meets the definition of business in accordance with paragraph 42 of IFRS 3.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Therefore, the Group, through Brasilagro holds 100% of the capital and votes of Palmeiras and Morotí (successor companies), both Paraguayan companies, which continued the exploitation previously carried out by Cresca. Likewise, Cresca will continue to exist with the remaining assets consisting of cash and a receivable to cover the expenses related to the disosal. The Group, through Brasilagro continues to hold a 50% interest in the aforementioned residual entity.

The consideration for the acquisition of the business is the investment previously held in Cresca.

The Group has recognized a gain of Ps. 510 as result of this transaction, that has been recognized in the line “Other operating results, net" (Note 27).

The following table summarizes the consideration, the fair values of the assets acquired and the liabilities assumed at acquisition date:

February 2018
Assets	941
Cash and cash equivalents	1
Trade and other receivables	27
Income tax credit	12
Property, plant and equipment	901
Liabilities	172
Trade and other payables	11
Debts with related parties	121
Taxes payable	40
Equity
Currency translation adjustment	9
Total fair value of identifiable assets and assumed liabilities	778

(c)
Sale of shares from FyO

On November 9, 2017, Cresud sold to a non-related party 154,929 shares of its subsidiary FyO, representing 9.49% of FyO’s capital stock for an amount of US$ 3.04, which were collected in full. As a result, Cresud reduced its equity interest in FyO from 59.59% to 50.10%.

This transaction was accounted in equity, resulting in an increase in non-controlling interest of Ps. 10.2 and an increase in the equity holders of the parent of Ps. 43.

Urban properties and investments business

Operations Center in Argentina

(d)
Sale of ADS and shares from IRSA CP

During October 2017 and February 2018, IRSA and its subsidiaries completed the sale in the secondary market of 10,420,075 ordinary shares of IRSA CP, par value Ps. 1 per share, represented by American Depositary Shares (“ADSs”), representing 4 ordinary shares each, which represents nearly 8.27% of IRSA CP capital for a total amount of Ps. 2,489 (US$ 140). After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.34%. This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 172, net of taxes.

(e)
Acquisition of Philips Building

On June 5, 2017, the Group, through IRSA CP, acquired the Philips Building located in Saavedra, Autonomous City of Buenos Aires, next to the DOT Shopping Mall. The building has a constructed area of 10,142 square meters and is intended for office development and lease. The acquisition price was US$ 29 million, which was fully paid up as of June 30, 2017. Furthermore, IRSA CP has signed a bailment contract with the seller for a term of 7 months and 15 days, which has expired automatically on January 19, 2018.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Operations Center in Israel

(f)
Purchase of DIC shares by Dolphin

As mentioned in Note 7, in connection with the Promotion of Competition and Reduction of Concentration Law in Israel, Dolphin Netherlands B.V. made a non-binding tender offer for the acquisition of all DIC shares held by IDBD. For purposes of the transaction, a committee of independent directors has been set up to assess the tender offer and negotiate the terms and conditions. The Audit Committee has issued an opinion without reservations as to the transaction in accordance with the terms of section 72 et al. of the Capital Markets Law N° 26,831.

On November 2017, Dolphin IL, a subsidiary of Dolphin Netherlands B.V., has subscribed the final documents for the acquisition of the total shares owned by IDBD in DIC.

The transaction has been made for an amount of NIS 1,843 (equivalent to NIS 17.20 per share of DIC). The consideration was paid NIS 70 in cash (equivalent to Ps. 348 as of the date of the transaction) and NIS 1,773 (equivalent to Ps. 8,814 as of the date of the transaction) were financed by IDBD to Dolphin, maturing in five years, with the possibility of an extension of three additional years in tranches of one year each, that will accrue an initial interest of 6.5% annually, which will increase by 1% annually in case of extension for each annual tranche. Furthermore, guarantees have been implemented for IDBD, for IDBD bondholders and their creditors, through pledges of different degree of privilege over DIC shares resulting from the purchase. Moreover, a pledge will be granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC that Dolphin currently holds in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors. This transaction has no effect in the Groups consolidation structure and has been accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 72.

(g)
Purchase of IDBD shares to IFISA

On December 2017, Dolphin Netherlands BV has executed a stock purchase agreement for all of the shares that IFISA held of IDBD, which amounted to 31.7% of the capital stock. In this way, as of that date, Dolphin holds the 100% of IDBD's shares.

The transaction was made at a price of NIS 398 (equivalent to NIS 1.894 per share and approximately to Ps. 1,968 as of the date of the transaction). As consideration of the transaction, all receivables from IFISA to Dolphin have been canceled plus a payment of USD 33.7 (equivalents to Ps. 588 as of the date of the transaction). This transaction was accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 1,853.

(h)
Partial sale of Clal

On May 1, 2017, August 30, 2017, January 1, 2018 and May 3, 2018 continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold in each of the abovementioned dates a 5% of its stake in Clal through a swap transaction. The consideration was set at an amount of approximately NIS 644.5 (equivalent to approximately Ps. 3,228 considering exchange date at each date). After the completion of the transaction, IDBD’s interest in Clal was reduced to 34.8% of its share capital.

(i)
Agreement for New Pharm acquisition

On April 6, 2017, Shufersal entered into an agreement (the "agreement") with Hamashbir 365 Holdings Ltd. ("the seller" or "Hamashbir") for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of that Company’s share capital ("the shares sold"). On December 20, 2017, the transaction was completed and Shufersal became the sole shareholder of New Pharm prior to the sale of a Shufersal store and approval of the transaction by the antitrust commission. The price paid, net of the respective adjustments to the transaction price, was NIS 126 (equivalent to Ps. 630 at the date of the transaction).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table resumes consideration and fair value of the acquired assets and the liabilities assumed:

December 2017
Fair value of identifiable assets and assumed liabilities:
Properties, plant and equipment	200
Inventories	380
Trade and other receivables	335
Cash and cash equivalents	25
Borrowings	(260)
Trade and other payables	(930)
Employee benefits	(25)
Provisions	(15)
Total net identifiable assets	(290)
Goodwill (pending allocation)	920
Total	630

If New Pharm had been acquired since the beginning of the year, the Group's consolidated statement of income for the year ended June 30, 2018 would show a net pro-forma discontinued operations result of Ps. 12,189.

(j)
Increase of interest in Cellcom

On June 27, 2018, Cellcom raised its share capital for a gross total of NIS 280 million (approximately Ps. 2,212 as of that date). DIC took part in such raise by acquiring 6,314,200 shares for a total amount of NIS 145.9 million (approximately Ps. 1,152). In addition, on June 26, 2018, DIC engaged in a swap transaction with a bank for 1,150,000 shares of Cellcom from third parties. The following are the main characteristics of the transaction:
●
DIC has the voting rights but not the economic rights over the shares under the swap transaction,
●
The maturity of the swap is 90 day
●
The impact on results of the swap transaction is the difference of the price per share between the subscription date and the date of its cancellation.

After the abovementioned transactions, the equity interest that DIC has on Cellcom rose from 42.07% to 43.14% and the percentage of voting rights rose from 45.45% to 46.16% without considering the swap transaction.

(k)
Negotiations between Israir and Sun d’Or

On June 30, 2017, IDB Tourism was at an advanced stage of negotiations with Sun d’Or International Airlines Ltd. (“Sun d’Or”), a subsidiary of El Al Israel Airlines Ltd. ("El Al”) and on July 2, 2017 an agreement was signed, which has been rejected by the Antitrust Commission on January 10, 2018.

As a consequence of this process, the Group’s Financial Statements as of June 30, 2018 and 2017 present the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS 56 (approximately equivalent to Ps. 231 as of December 31, 2016 when it was reclassified to discontinued operation), as a result of measuring these net assets at the estimated recoverable value. The Group is evaluating the reasons for the objection and has appealed this situation. The group evaluated that the criteria to continue classifying the investment as discontinued operations as established by IFRS 5 are maintained.

(l)
Changes of interest in Shufersal

During the fiscal year ended June 30, 2017, the Group – through DIC and several transactions – increased its interest in Shufersal capital stock by 7.7% upon payment of a net amount of NIS 235 (equivalent to approximately Ps. 935) and in March 2017, DIC sold 1.38% of Shufersal in an amount of NIS 50 (equal to Ps. 210 as of that date) Additionally, on December 24, 2017, DIC sold Shufersal shares, decreasing its stake from 53.30% to 50.12%. The consideration with respect to the sale of the shares amounted to NIS 169.5 (equivalent to Ps. 847 on the day of the transaction). Both transactions were accounted for as an equity transaction generating an increase in the equity attributable to the controlling shareholder in the amount of Ps. 182 and Ps. 244 respectively.

On June 16, 2018, DIC announced the sale of a percentage of its stake in Shufersal to institutional investors. The same was completed on June 21, 2018. The percentage sold amounted to 16.56% and the net amount charged was approximately NIS 848 (equivalent to Ps. 6,420 on the day of the transaction), consequently DIC lost control of Shufersal, so the Group deconsolidated the subsidiary on that date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below are the details of the sale:

06.30.18
Cash received	6,420
Remediation of the fair value of the remaining interest	13,164
Total	19,584
Net assets disposed including goodwill	(8,501)
Gain from the sale of a subsidiary, net of taxes (*)	11,083

(*) Includes Ps. 2,643 as a result of the sale and Ps. 8,440 as a result of the remeasurement at fair value of the new stake.

The following table details the net assets disposed:

06.30.18
Investment properties	4,489
Property, plant and equipment	29,001
Intangible assets	7,108
Investments in associates and joint ventures	401
Restricted assets	91
Trade and other receivables	12,240
Investments in financial assets	2,846
Derivative financial instruments	23
Inventories	6,276
Cash and cash equivalents	5,579
TOTAL ASSETS	68,054
Borrowings	21,310
Deferred income tax liabilities	2,808
Trade and other payables	23,974
Provisions	447
Employee benefits	1,279
Salaries and social security liabilities	2,392
Income tax and MPIT liabilities	8
TOTAL LIABILITIES	52,218
Non-controlling interest	7,335
Net assets disposed including goodwill	8,501

(m)
Interest increase in DIC

On September 23, 2016 Tyrus acquired 8,888,888 of DIC’s shares from IDBD for a total amount of NIS 100 (equivalent to Ps. 401 as of that date), which represent 8.8% of the Company’s outstanding shares at such date.

During March 2017, IDBD exercised all of DIC’s Series 5 and 6 warrants for nearly NIS 210 (approximately equivalent to Ps. 882 as of that date), thereby increasing its direct interest in DIC to nearly 70% of such company’s share capital as of that date and the Group's equity interest to 79.47%. Subsequently, third parties not related to the Group, exercised their warrants, thus diluting the Group’s interest in DIC to 77.25%. This transaction was accounted for as an equity transaction generating a decrease in equity attributable to the controlling shareholder in the amount of Ps. 262.

(n)
Sale of Adama

On August 2016, Koor (a wholly owned company by DIC) and a subsidiary of ChemChina executed an agreement to obtain the 40% of the shares of Adama held by Koor. The price of the transaction included a payment in cash of US$ 230 plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. On November 22, 2016, the sale transaction was finalized and Koor received cash in the amount of US$ 230. As of June 30, 2017, the Company recorded a gain of Ps. 4,216 pursuant to the sale. Our share in the results of Adama was retrospectively classified as discontinued operations in the Group’s Consolidated Statements of Income as from July 17, 2016 (see Note 35).

(o)
Partial sale of equity interest in PBC

DIC sold 12% of its equity interest in PBC for a total consideration of NIS 217 (equivalent to approximately
Ps. 810); as a result, DIC’s interest in PBC has declined to 64.4%. This transaction was accounted for as an equity transaction generating an increase in equity attributable to the controlling shareholder in the amount of Ps. 22.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(p)
Partial sale of equity interest in Gav Yam

On December 5, 2016, PBC sold 280,873 shares of its subsidiary Gav-Yam Land Corporation Ltd. for an amount of NIS 391 (equivalent to Ps. 1,616 as of that date). As a result of this transaction, the equity interest has decreased to 55.06%. This transaction was accounted for as an equity transaction generating an increase in equity attributable to the controlling shareholder in the amount of Ps. 117.

5.
Financial risk management and fair value estimates

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risks), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

The general risk management policies of the Group seek both to minimize adverse potential effects on the financial performance of the Group and to manage and control the financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies, as explained below.

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

The Group’s main financial instruments in the agricultural business and urban properties and investments business of the Operation Center in Argentina comprise cash and cash equivalents, receivables, payables, interest bearing assets and liabilities, other financial liabilities, other investments and derivative financial instruments. The Group manages its exposure to key financial risks in accordance with the Group’s risk management policies.

The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising members of senior management and a member of the Audit Committee, which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

Given the diversity of the activities conducted by the Operations Center in Israel of the urban properties and investments business (IDBD, DIC and its subsidiaries), and the resulting risks, IDBD and DIC manage the exposure to their own key financial risks and those of its wholly-owned subsidiaries (except for IDB Tourism) in conformity with a centralized risk management policy, with the non-wholly owned IDBD and DIC subsidiaries being responsible for establishing the risk policy, taking action to cover market risks and managing their activities in a decentralized way. Both IDBD and DIC as holding and each subsidiary are responsible for managing their own financial risks in accordance with agreed global guidelines. The Chief Financial Officers of each entity are responsible for managing the risk management policies and systems, the definition of hedging strategies, insofar as applicable and based on any restriction that may be apply as a result of financial debt, the supervision of its implementation and the answer to such restrictions. The management framework includes policies, procedures, limits and allowed types of derivative financial instruments.

This section provides a description of the principal risks that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

The analysis of sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rate and changes in foreign currency rates.

This sensitivity analysis provides only a limited, point-in-time view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(a)
Market risk management

Market risk is the risk that the market prices, the fair value or the future cash flows of financial instrument instruments with which the Group operates will fluctuate due to changes in market prices. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities, commodity price risks and equity securities of certain companies, to the extent that these are exposed to market value movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

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

The Group's activities are carried out as follows:

1)
Agricultural business: The commercial and/or agro-industrial activities of the Group's subsidiaries are primarily developed in Argentina and have as functional currency the Argentine Peso. The agricultural activities of the Group’s subsidiaries are primarily developed in Argentina, Brazil and Bolivia, where the functional currencies are the respective local currencies.

2)
Urban properties and investments business:

-
Operation Center in Argentina: The real estate, commercial and/or financial activities of the Group’s subsidiaries from the operations center in Argentina have the Argentine Peso as functional currency. An important part of the business activities of these subsidiaries is conducted in that currency, thus not exposing the Group to foreign exchange risk. Other Group's subsidiaries have other functional currencies, principally US Dollar. In the ordinary course of business, the Group, through its subsidiaries, transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US Dollars and New Israeli Shekel.
-
Operation Center in Israel: Real estate, business and/or financial activities of IDBD subsidiaries in the operations center in Israel are developed mainly in Israeli currency, although some operations, mostly borrowing, are expressed in United States’ dollars, thereby exposing IDBD to a foreign currency risk.

An important part of the business activities of these subsidiaries is conducted in above-mentioned local currencies, thus not exposing the Group to foreign exchange risk. Net financial position exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, or other methods, considered adequate by the Management, according to circumstances.

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following tables shows the net carrying amounts of the Company’s financial instruments nominated in US$ and NIS, broken down by the functional currencies in which the Company operates for the years ended June 30, 2018 and 2017. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

1)
Agricultural business

	Net monetary position (Liability)/Asset
	06.30.18	06.30.17
Functional currency	US$	US$
Argentine Peso	(9,476)	(5,240)
Brazilian Reais	60	198
Bolivian Peso	(46)	52
Total	(9,462)	(4,990)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would result in a lower gain before income tax for the years ended June 30, 2018 and 2017 for an amount of Ps. 946 and Ps. 499, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the Statements of Income.

On the other hand, the Group also uses derivative instruments, such as future foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2018 and 2017, the Group has future exchange contracts pending for an amount of Ps. 45 (liability) and Ps. 9 (liability).

2)
Urban properties and investments business

Operation Center in Argentina

	Net monetary position (Liability)/Asset
	06.30.18		06.30.17
Functional currency	US$	NIS	US$	NIS
Argentine Peso	(13,324)	-	(11,436)	-
Uruguayan Peso	(368)	-	(131)	-
US Dollar	-	-	-	1
Total	(13,692)	-	(11,567)	1

The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the respective functional currencies at year-end for the Operations Center in Argentina would result in a net additional loss before income tax for the years ended June 30, 2018 and 2017 for an amount of Ps. 1,369 and Ps. 1,157, respectively. A 10% depreciation of the US Dollar against the functional currencies would have an equal and opposite effect on the statements of income.

On the other hand, the Group in its operations center Argentina, also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2018 and 2017, the Group has future exchange contracts pending for an amount of US$ 47.3 and US$ 12.9, respectively.

Operation Center in Israel

As of June 30, 2018 and 2017, the net position of financial instruments in US Dollars, which exposes the Group to the foreign currency risk amounts to Ps. (7,180) and Ps. (4,376), respectively. The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the Israeli currency would increase loss before income tax for the year ended June 30, 2018 for an amount of Ps. 718 (Ps. 438 loss in 2017)

Interest rate risk

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

The Group’s interest rate risk principally arises from long-term borrowings (Note 21). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate fluctuations that could adversely affect its ability to meet its financial obligations and to comply with its borrowing covenants.

The Group occasionally manages its cash flow interest rate risk exposure by different hedging instruments, including but not limited to interest rate swap, depending on each particular case. For example, interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates or vice versa.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Note 21 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2018 and 2017.

1)
Agricultural business

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2018 and 2017 in the amount of Ps. 18.45 and Ps. 6.94, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

2)
Urban properties and investments business

Operation Center in Argentina

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2018 and 2017 in the amount of Ps. 15.1 and Ps. 6.6, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

Operation Center in Israel

IDBD manages the exposure to the interest rate risk in a decentralized way and it is monitored regularly by different management offices in order to confirm that there are no adverse effects over its ability to meet its financial obligations and to comply with its borrowings covenants.

As of June 30, 2018 and 2017, the 96.1% and 96.6%, respectively, of the Group’s long-term financial borrowings in this operations center are at fixed interest rate; therefore, IDBD is not significantly exposed to the interest rate fluctuation risk.

IDBD estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the year ended June 30, 2018, in Ps. 68, approximately (Ps. 21 approximately in 2017). A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

Commodity price risk and associated derivative financial instruments

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2018 and 2017:

	06.30.18
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Forward:
Sales
Corn	17,323	1	-	(5)	(5)
Soybeans	73,274	14	(1)	19	55
Ethanol	2,100	-	-	2	3
Options:
Sale put
Corn	82,323	-	-	(9)	38
Purchase put
Soybeans	(25,330)	2	1	(5)	(5)
Sale call
Corn	2,000	1	1	-	(1)
Total	151,690	18	1	2	85

	06.30.17
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Forward:
Sales
Corn	52,468	7	-	2	4
Soybeans	81,729	16	-	(3)	35
Wheat	2,000	-	-	-	-
Livestock	660	-	-	-	-
Purchase
Corn	7,234	-	-	-	-
Soybeans	2,619	-	-	-	2
Wheat	8,101	1	-	-	1
Options:
Sale put
Corn	25,405	-	(2)	(1)	1
Soybeans	35,362	-	(1)	(7)	-
Purchase put
Corn	(25,402)	-	8	4	(3)
Soybeans	(30,004)	-	4	9	3
Sale call
Corn	48,102	1	(5)	(3)	1
Soybeans	31,208	1	(3)	(5)	(2)
Purchase call
Soybeans	(1,005)	-	-	-	-
Total	238,477	26	1	(4)	42

Gains and losses on commodity-based derivative instruments were Ps. 28 (gain) and Ps. 93 (gain) for the years ended June 30, 2018 and 2017, respectively. These gains and losses are included in “Other operating results, net” in the Statements of Income.

Crops future contracts fair values are computed with reference to quoted market prices on future exchanges.

Risk of fluctuations of the Consumer Price Index ("CPI") of Israel

The Operations Center in Israel has financial liabilities indexed by the Israeli CPI. As of the date of this Consolidated Financial Statements, more than half of financial liabilities arising from the Operations Center in Israel were adjusted by the Israeli CPI.

Net financial position exposure to the Israeli CPI fluctuations is managed in a decentralized way on a case-by-case basis, by entering into different derivative financial instruments, as the case may be, or by other methods, considered adequate by the Management, based on the circumstances.

As of June 30, 2018, 44.8% of the loans are affected by the evolution of the CPI. A 1% increase in the CPI would generate a loss of Ps. 721 (Ps. 427 for 2017) and a decrease of 1% generates a profit of Ps. 706 (Ps. 427 for 2017)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Other price risks

The Group is exposed to equity securities price risk or derivative financial instruments because of investments held in entities that are publicly traded, which were classified on the Consolidated Statements of Financial Position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2018 and 2017, the total value of Group’s investments in shares and derivative financial instruments of public companies amounts to Ps. 391 and Ps. 300, respectively.

In the Operations Center in Israel, the investment in Clal is classified on the Statements of Financial Position at “fair value through profit or loss” and represents the most significant IDBD’s exposure to price risk. IDBD has not used hedging against these risks (Note 15). IDBD regularly reviews the prices evolution of these equity securities in order to identify significant movements.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2018 of Ps. 31 (Ps. 24 in 2017) for the Operations Center in Argentina and a loss before income tax for the year ended June 30, 2018 of Ps. 1,225 (Ps. 856 in 2017) for the Operations Center in Israel. An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income.

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

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables. The credit risk is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk.

The Group’s policy in each operations center is to manage credit exposure from deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the Statements of Financial Position.

1)
Agricultural business

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feedlot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and, other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 5% and 19% of the Group’s total trade receivables as of June 30, 2018 and 2017, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil and Bolivia. However, Argentina and Brazil together concentrate more than 96% and 93% of the Group’s grain production for the years ended June 30, 2018 and 2017, respectively. For the years ended June 30, 2018 and 2017, the grain production in Bolivia has not been significant representing only 4% and 7% of the total Group’s crop sales, respectively. Each country has its own established market for the respective grain production. Generally, the entire country’s grain production is sold in the domestic market to well-known multinational exporters such as Molinos, Cargill or Bunge, and/or local exporters. Prices for grains are also generally based on the market prices quoted in the domestic markets, which normally take as reference the prices in international grain exchanges such as the Chicago Board of Trade.

For the years ended June 30, 2018 and 2017, 33% and 39% of sales of crops in Argentina and Brazil were sold to well-known exporters. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

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

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates more than 99% and 98% of the Group's total sugarcane production as of June 30, 2018 and 2017, respectively. Currently, the group has two supply agreements of sugarcane. One of them is with Brenco Companhia Brasileira de Energía Renovable (ETH) and the other one Aparecería IV with Agroserra - Agro Pecuária e Industria, in the municipality of São Raimundo das Mangabeiras. Sales to ETH amounted to Ps. 455 and Ps. 198 and from Agroserra amounted to Ps. 310 and Ps. 138 during fiscal years ended June 30, 2018 and 2017, respectively. Thus, total sales amounted to Ps.755 and Ps. 336 in fiscal year ended June 30, 2018 and 2017, representing 13% and 9% of consolidated agricultural business revenues of the Group of each fiscal year. Although sales are agreed, the Group do not believe that there is a significant collection risk as of the date of year fiscal year, considering the rating of ETH and Agroserra.

The Company does not expect any significant losses resulting from the non-performance of the counterparties in any of the business lines.

The maximum exposure to Group’s credit risk is represented by the carrying amount of each financial asset in the Statement of Financial Position after deducting any impairment allowance. The Group’s overall exposure of credit risk arising from trade receivables is set out in Note 16.

2)
Urban properties and investments business

Operation Center in Argentina

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 91.3% and 89.9% of the Group’s total trade receivables of the operations center as of June 30, 2018 and 2017, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties (see details on Note 16).

On the other hand, property receivables related to the sale of trading properties represent 3.0% and 2.6% of the Group’s total trade receivables as of June 30, 2018 and 2017, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

Operation Center in Israel

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

The IDBD’s policy is to manage credit exposure to trade and other receivables within defined trading limits. All IDBD’s significant counterparties have internal trading limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping malls, offices and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). IDBD has a large customer base and is not dependent on any single customer. The credits for sales from the activities of telecommunications and supermarkets do not present large concentrations of credit risk, not depending on a few customers and with most of their transactions in cash or with credit cards (see Note 16 for details).

(c)
Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and Statements of Financial Position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

Each business (or operation center, as appropriate) monitors its current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

The debt of each operation center and the derivative positions are continually reviewed to meet current and expected debt requirements. Each operation center maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with each operation center needs, by spreading the repayment dates and extending facilities, as appropriate.

The tables below show financial liabilities, including each operation center derivative financial liabilities groupings based on the remaining period at the Statements of Financial Position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the Statements of Financial Position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the Statements of Financial Position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

1)
Agricultural business

	06.30.18
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	3,151	-	-	-	-	3,151
Borrowings (excluding finance lease liabilities)	3,884	1,577	933	776	3,895	11,065
Finance lease obligations	15	1	1	-	137	154
Derivative financial instruments	114	16	-	-	-	130
Total	7,164	1,594	934	776	4,032	14,500

	06.30.17
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	1,154	935	-	-	-	2,089
Borrowings (excluding finance lease liabilities)	3,823	1,718	778	204	134	6,657
Finance lease obligations	9	8	-	-	98	115
Derivative financial instruments	28	-	-	-	-	28
Total	5,014	2,661	778	204	232	8,889

2)
Urban properties and investments business

Operation Center in Argentina

	06.30.18
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	1,173	127	12	10	3	1,325
Borrowings (excluding finance lease liabilities)	3,837	7,787	7,807	1,236	11,450	32,117
Finance lease obligations	7	6	2	-	-	15
Derivative financial instruments	-	-	-	-	46	46
Total	5,017	7,920	7,821	1,246	11,499	33,503

	06.30.17
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	752	8	6	2	5	773
Borrowings (excluding finance lease liabilities)	1,656	529	528	525	6,749	9,987
Finance lease obligations	2	1	1	-	-	4
Derivative financial instruments	5	-	-	-	-	5
Total	2,415	538	535	527	6,754	10,769

Operation Center in Israel

	06.30.18
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	12,080	1,191	1,326	-	-	14,597
Borrowings (excluding finance lease liabilities)	29,733	26,639	22,256	23,734	114,113	216,475
Finance lease obligations	16	-	-	-	-	16
Purchase obligations	3,921	1,823	639	347	229	6,959
Derivative financial instruments	8	-	-	-	-	8
Total	45,758	29,653	24,221	24,081	114,342	238,055

	06.30.17
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	16,850	1,584	692	-	-	19,126
Borrowings (excluding finance lease liabilities)	23,733	18,084	20,837	13,353	67,537	143,544
Finance lease obligations	10	5	5	5		25
Purchase obligations	1,135	1,140	873	5	-	3,153
Derivative financial instruments	62	76	-	-	-	138
Total	41,790	20,889	22,407	13,363	67,537	165,986

See Note 21 for a description of the commitments and restrictions related to loans and the ongoing renegotiations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(d)
Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 21. The Group’s equity is analyzed into its various components in the Statement of Changes in Equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e., debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity in assets by obtaining appropriate insurance.

The Group’s strategy is to maintain key financing metrics (net debt to total equity ratio or gearing and debt ratio) in order to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following tables details the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Group’s strategy.

1)
Agricultural business

	06.30.18	06.30.17	06.30.16
Gearing ratio (i)	60.08%	23.31%	21.41%
Debt ratio (ii)	112.64%	74.08%	72.64%

(i) Calculated as total debt over total capital (including equity plus total debt).
(ii) Calculated as total debt over total properties at fair value (including trading properties, properties, plant and equipment, investment properties, farmland rights to receive units under barter agreements).

2)
Urban properties and investments business

Operation Center in Argentina

	06.30.18	06.30.17	06.30.16
Gearing ratio (iii)	40.83%	31.66%	29.91%
Debt ratio (iv)	40.58%	29.13%	25.27%

Operation Center in Israel

	06.30.18	06.30.17	06.30.16
Gearing ratio (iii)	82.85%	81.95%	82.74%
Debt ratio (iv)	148.46%	128.04%	137.75%

(iii)
Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.
(iv)
Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties and rights to receive units under barter agreements).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(e)
Other non-financial risks

Nature risks

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

6.
Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Group, Mr. Eduardo S. Elsztain. In addition, two responsibility levels have been established for resource allocation and assessment of results of the two operations centers, through executive committees in Argentina and Israel.

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

As from fiscal year 2018 the CODM reviews the operating income/loss of each business excluding the amounts related to management fees, being such amount reviewed at an aggregate level outside each business. Additionally, the CODM reviews certain corporate expenses associated with each business in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the "Corporate" segment of each operation center. Segment information for the years 2017 and 2016 has been recast for the purposes of comparability with the present year.

Below is the segment information prepared as follows:

Agricultural business

●
Land transformation and sales: comprises gains from the disposal and development of farmlands activities.
●
Agricultural production: segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets.; agricultural services; leasing of the Group's farms to third parties; and planting, harvesting and sale of sugarcane
●
Other segments: includes, principally, slaughtering and processing in the meat refrigeration plant; and brokerage activities, among others.
●
Corporate: includes corporate expenses related to agricultural business.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

●
Operation Center in Argentina includes the assets and operating results of the following segments:

o
Shopping Malls: includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.
o
Offices: includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.
o
Sales and developments: includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.
o
Hotels: includes the operating results mainly comprised of room, catering and restaurant revenues.
o
International: includes assets and operating profit or loss from business related to associates Condor (hotels) and Lipstick (offices).
o
Others: primarily includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by BHSA and Tarshop.
o
Corporate: includes the expenses related to the corporate activities of the Operations Center in Argentina.

As of fiscal year 2018, the CODM also reviews the office business as a single segment and the entertainment business in an aggregate and separate manner from offices, including that concept in the "Others" segment. Segment information for years 2017 and 2016 has been recast for the purposes of comparability with the present year.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements, except for the following:

●
Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method, the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.
●
Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

●
Operation Center in Israel includes the assets and operating results of the following segments:

o
Real Estate: through PBC, the Group operates rental properties and residential properties in Israel, USA and other parts of the world and carries out commercial projects in Las Vegas, USA.
o
Supermarkets: through Shufersal, reclassified to discontinued operations in the current year, the Group mainly operates a supermarket chain in Israel.
o
Telecommunications: includes Cellcom whose main activities include the provision of mobile phone services, fixed line phone services, data and Internet, among others.
o
Insurance: includes the investment in Clal, insurance company which main activities includes pension and social security insurance, among others. As stated in Note 18, the Group does not have control over Clal; therefore, the business is reported in a single line as a financial asset held for sale and valued at fair value.
o
Others: includes other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, and others.
o
Corporate: includes the expenses related with the activities of the holding companies.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of associates and joint ventures. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements.

As stated under Note 2, the Group consolidates results derived from its operations center in Israel with a three-month lag, adjusted for the effects of significant transactions. Hence, IDBD’s results for the period extending from October 11, 2015 (acquisition date) through March 31, 2016 are included under comprehensive income of the Group for the fiscal year ended June 30, 2016. For the fiscal years ended June 30, 2018 and 2017, a full twelve-month period is consolidated, also with a three-month lag and adjusted for the effects of significant transactions.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated.

Within the agricultural business, most revenue from its operating segments are generated from, and their assets are located in Argentina and Brazil, mainly

Within the Operations Center in Argentina, most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for the share of profit / (loss) of associates included in the “International” segment located in USA.

Within the urban properties and investment business in the operations center in Israel, most revenue from its operating segments are derived from and their assets are located in Israel, except for certain earnings from the Real Estate segment, which are generated from activities outside Israel, mainly in USA.
Within the agricultural business and the urban properties and investments business from the operations center in Argentina, the assets categories reviewed by the CODM are investment properties, property, plant and equipment, trading properties, inventories, biological assets, right to receive future units under barter agreements, investment in joint ventures and associates and goodwill. The aggregate of these assets, classified by business segment, are disclosed as “segment assets”. Assets are allocated to each segment based on the operations and/or their physical location.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2018:

	06.30.18
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
Revenues	6,081	5,308	86,580	91,888	97,969	(46)	(60,470)	1,726	(193)	38,986
Costs	(5,210)	(1,067)	(61,395)	(62,462)	(67,672)	29	44,563	(1,760)	60	(24,780)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	926	-	-	-	926	2	-	-	114	1,042
Changes in the net realizable value of agricultural products after harvest	303	-	-	-	303	-	-	-	-	303
Gross profit / (loss)	2,100	4,241	25,185	29,426	31,526	(15)	(15,907)	(34)	(19)	15,551
Gain from disposal of farmlands	906	-	-	-	906	-	-	-	-	906
Net gain from fair value adjustment of investment properties	96	21,275	2,160	23,435	23,531	(738)	(164)	-	-	22,629
General and administrative expenses	(546)	(903)	(3,870)	(4,773)	(5,319)	14	878	-	13	(4,414)
Selling expenses	(649)	(432)	(16,986)	(17,418)	(18,067)	6	12,749	-	6	(5,306)
Other operating results, net	567	(78)	467	389	956	19	177	-	-	1,152
Management fees	-	-	-	-	-	-	-	(554)	-	(554)
Profit / (loss) from operations	2,474	24,103	6,956	31,059	33,533	(714)	(2,267)	(588)	-	29,964
Share of profit / (loss) of associates and joint ventures	23	(1,269)	(43)	(1,312)	(1,289)	706	(20)	-	-	(603)
Segment profit / (loss)	2,497	22,834	6,913	29,747	32,244	(8)	(2,287)	(588)	-	29,361

Reportable assets	11,762	66,472	266,802	333,274	345,036	(470)	(13,303)	-	22,507	353,770
Reportable liabilities	-	-	(215,452)	(215,452)	(215,452)	-	-	-	(62,997)	(278,449)
Net reportable assets	11,762	66,472	51,350	117,822	129,584	(470)	(13,303)	-	(40,490)	75,321

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2017:

	06.30.17
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
Revenues	3,915	4,311	68,422	72,733	76,648	(72)	(47,168)	1,490	(152)	30,746
Costs	(3,395)	(910)	(49,110)	(50,020)	(53,415)	45	35,488	(1,517)	69	(19,330)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	127	-	-	-	127	8	-	-	69	204
Changes in the net realizable value of agricultural products after harvest	(74)	-	-	-	(74)	-	-	-	-	(74)
Gross profit / (loss)	573	3,401	19,312	22,713	23,286	(19)	(11,680)	(27)	(14)	11,546
Net gain from fair value adjustment of investment properties	331	4,489	374	4,863	5,194	(193)	(113)	-	-	4,888
Gain from disposal of farmlands	280	-	-	-	280	-	-	-	-	280
General and administrative expenses	(411)	(683)	(3,173)	(3,856)	(4,267)	7	624	-	8	(3,628)
Selling expenses	(500)	(355)	(13,093)	(13,448)	(13,948)	7	9,434	-	4	(4,503)
Other operating results, net	75	(68)	(196)	(264)	(189)	(5)	64	-	2	(128)
Management fees	-	-	-	-	-	-	-	(200)	-	(200)
Profit / (loss) from operations	348	6,784	3,224	10,008	10,356	(203)	(1,671)	(227)	-	8,255
Share of profit / (loss) of associates and joint ventures	8	(94)	105	11	19	153	(76)	-	-	96
Segment profit / (loss)	356	6,690	3,329	10,019	10,375	(50)	(1,747)	(227)	-	8,351

Reportable assets	7,013	44,914	178,964	223,878	230,891	(583)	-	-	11,138	241,446
Reportable liabilities	-	-	(155,235)	(155,235)	(155,235)	-	-	-	(37,038)	(192,273)
Net reportable assets	7,013	44,914	23,729	68,643	75,656	(583)	-	-	(25,900)	49,173

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2016:

	06.30.16
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
Revenues	2,909	3,284	27,077	30,361	33,270	(89)	(18,607)	1,194	(146)	15,622
Costs	(2,493)	(659)	(19,252)	(19,911)	(22,404)	74	14,063	(1,207)	94	(9,380)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	376	-	-	-	376	(26)	-	-	51	401
Changes in the net realizable value of agricultural products after harvest	208	-	-	-	208	-	-	-	-	208
Gross profit / (loss)	1,000	2,625	7,825	10,450	11,450	(41)	(4,544)	(13)	(1)	6,851
Net gain from fair value adjustment of investment properties	22	18,167	(271)	17,896	17,918	(379)	(23)	-	-	17,516
Loss from disposal of farmlands	(2)	-	-	-	(2)	-	-	-	-	(2)
General and administrative expenses	(315)	(487)	(1,360)	(1,847)	(2,162)	5	200	-	7	(1,950)
Selling expenses	(338)	(264)	(5,442)	(5,706)	(6,044)	8	3,862	-	1	(2,173)
Other operating results, net	(80)	(12)	(32)	(44)	(124)	(2)	19	-	(3)	(110)
Management fees	-	-	-	-	-	-	-	(534)	-	(534)
Profit / (loss) from operations	287	20,029	720	20,749	21,036	(409)	(486)	(547)	4	19,598
Share of (loss) / profit of associates and joint ventures	23	126	123	249	272	262	-	-	-	534
Segment profit / (loss)	310	20,155	843	20,998	21,308	(147)	(486)	(547)	4	20,132

Reportable assets	5,136	39,107	147,470	186,577	191,713	(510)	-	-	8,448	199,651
Reportable liabilities	-	-	(132,989)	(132,989)	(132,989)	-	-	-	(29,462)	(162,451)
Net reportable assets	5,136	39,107	14,481	53,588	58,724	(510)	-	-	(21,014)	37,200

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Corresponds to Shufersal’s deconsolidation, the Group lost control in June 2018. See Note 4.(l).
(iii)
Includes Ps. (34), Ps. (27) and Ps. (13) corresponding to Expenses and FPC and Ps. (554), Ps. (200) and Ps. (534) to management fees, as of June 30, 2018, 2017 and 2016, respectively.
(iv)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	06.30.18
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	3,603	-	-	2,478	6,081
Costs	(2,930)	(12)	-	(2,268)	(5,210)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	926	-	-	-	926
Changes in the net realizable value of agricultural products after harvest	303	-	-	-	303
Gross profit / (loss)	1,902	(12)	-	210	2,100
Gain from disposal of farmlands	-	906	-	-	906
Net gain from fair value adjustment of investment properties	-	96	-	-	96
General and administrative expenses	(348)	(1)	(89)	(108)	(546)
Selling expenses	(468)	-	-	(181)	(649)
Other operating results, net	18	511	-	38	567
Management fees	-	-	-	-	-
Profit / (loss) from operations	1,104	1,500	(89)	(41)	2,474
Share of profit / (loss) of associates	24	-	-	(1)	23
Segment profit / (loss)	1,128	1,500	(89)	(42)	2,497

Investment properties	923	-	-	-	923
Property, plant and equipment	7,093	18	-	117	7,228
Investments in associates	39	-	-	44	83
Other reportable assets	3,167	-	-	361	3,528
Reportable assets	11,222	18	-	522	11,762

From all of the Group’s revenues corresponding to Agricultural Business, Ps. 4,451 are originated in Argentina and Ps. 1,630 in other countries, principally in Brazil for Ps. 1,494.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 3,208 are located in Argentina and Ps. 8,554 in other countries, principally in Brazil for Ps. 7,703.

	06.30.17
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	2,197	-	-	1,718	3,915
Costs	(1,810)	(11)	-	(1,574)	(3,395)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	127	-	-	-	127
Changes in the net realizable value of agricultural products after harvest	(74)	-	-	-	(74)
Gross profit / (loss)	440	(11)	-	144	573
Net gain from fair value adjustment of investment properties	-	331	-	-	331
Gain from disposal of farmlands	-	280	-	-	280
General and administrative expenses	(254)	(1)	(84)	(72)	(411)
Selling expenses	(370)	-	-	(130)	(500)
Other operating results, net	70	-	-	5	75
Management fees	-	-	-	-	-
(Loss) / Profit from operations	(114)	599	(84)	(53)	348
Share of profit / (loss) of associates	12	-	-	(4)	8
Segment (loss) / profit	(102)	599	(84)	(57)	356

Investment properties	304	-	-	-	304
Property, plant and equipment	4,531	12	-	97	4,640
Investments in associates	45	-	-	4	49
Other reportable assets	1,780	-	-	240	2,020
Reportable assets	6,660	12	-	341	7,013

From all of the Group’s revenues corresponding to Agricultural Business, Ps. 3,035 are originated in Argentina and Ps. 880 in other countries, principally in Brazil for Ps. 742.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 2,554 are located in Argentina and Ps. 4,459 in other countries, principally in Brazil for Ps. 3,351.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.16
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	1,765	-	-	1,144	2,909
Costs	(1,419)	(9)	-	(1,065)	(2,493)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	376	-	-	-	376
Changes in the net realizable value of agricultural products after harvest	208	-	-	-	208
Gross profit / (loss)	930	(9)	-	79	1,000
Net gain from fair value adjustment of investment properties	-	22	-	-	22
Loss from disposal of farmlands	-	(2)	-	-	(2)
General and administrative expenses	(185)	(1)	(76)	(53)	(315)
Selling expenses	(248)	-	-	(90)	(338)
Other operating results, net	(82)	-	-	2	(80)
Management fees	-	-	-	-	-
Profit / (Loss) from operations	415	10	(76)	(62)	287
Share of profit / (loss) of associates	26	-	-	(3)	23
Segment profit / (loss)	441	10	(76)	(65)	310

Investment properties	103	-	-	-	103
Property, plant and equipment	3,187	18	-	42	3,247
Investments in associates	54	-	-	-	54
Other reportable assets	1,570	-	-	162	1,732
Reportable assets	4,914	18	-	204	5,136

From all of the Group’s revenues corresponding to Agricultural Business, Ps. 2,209 are originated in Argentina and Ps. 700 in other countries, principally in Brazil for Ps. 502.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 2,344 are located in Argentina and Ps. 2,792 in other countries, principally in Brazil for Ps. 1,716.

(I)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal years ended June 30, 2018, 2017 and 2016:

	06.30.18
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	3,665	532	120	973	-	-	18	5,308
Costs	(330)	(46)	(44)	(624)	-	-	(23)	(1,067)
Gross profit / (loss)	3,335	486	76	349	-	-	(5)	4,241
Net gain from fair value adjustment of investment properties	11,340	4,932	4,771	-	-	-	232	21,275
General and administrative expenses	(320)	(87)	(78)	(193)	(46)	(151)	(28)	(903)
Selling expenses	(238)	(57)	(21)	(114)	-	-	(2)	(432)
Other operating results, net	(57)	(4)	11	(17)	(23)	-	12	(78)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	14,060	5,270	4,759	25	(69)	(151)	209	24,103
Share of profit / (loss) of associates and joint ventures (**)	-	-	26	-	(1,923)	-	628	(1,269)
Segment profit / (loss)	14,060	5,270	4,785	25	(1,992)	(151)	837	22,834

Investment and trading properties	40,468	13,133	10,670	-	-	-	625	64,896
Property, plant and equipment	56	33	-	171	89	-	-	349
Investment in associates and joint ventures (*)	-	-	163	-	(1,740)	-	2,595	1,018
Other reportable assets	33	13	51	12	-	-	100	209
Reportable assets	40,557	13,179	10,884	183	(1,651)	-	3,320	66,472

 (*) Includes the investments in Condor for Ps. 697 and New Lipstick for Ps. (2,437). See Note 20.
(**) Includes the results of New Lipstick for Ps. (2,380). See Note 20.

From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 68,123 are located in Argentina and Ps. (1,651) in other countries, principally in USA for Ps. (1,653) and Uruguay for Ps. 2.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.17
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	3,047	434	99	725	-	-	6	4,311
Costs	(350)	(29)	(43)	(484)	-	-	(4)	(910)
Gross profit	2,697	405	56	241	-	-	2	3,401
Net gain from fair value adjustment of investment properties	2,068	1,373	849	-	-	-	199	4,489
General and administrative expenses	(261)	(70)	(40)	(135)	(43)	(132)	(2)	(683)
Selling expenses	(188)	(46)	(21)	(97)	-	-	(3)	(355)
Other operating results, net	(58)	(12)	(36)	(1)	27	-	12	(68)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	4,258	1,650	808	8	(16)	(132)	208	6,784
Share of profit / (loss) of associates and joint ventures	-	-	14	-	(196)	-	88	(94)
Segment profit / (loss)	4,258	1,650	822	8	(212)	(132)	296	6,690

Investment and trading properties	28,799	7,422	5,328	-	-	-	247	41,796
Property, plant and equipment	55	42	-	168	2	-	-	267
Investment in associates and joint ventures	-	-	95	-	570	-	2,054	2,719
Other reportable assets	31	44	47	10	-	-	-	132
Reportable assets	28,885	7,508	5,470	178	572	-	2,301	44,914

From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 44,152 are located in Argentina and Ps. 762 in other countries, principally in USA for Ps. 570 and Uruguay for Ps. 192.

	06.30.16
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,409	332	8	534	-	-	1	3,284
Costs	(250)	(25)	(20)	(362)	-	-	(2)	(659)
Gross profit / (loss)	2,159	307	(12)	172	-	-	(1)	2,625
Net gain from fair value adjustment of investment properties	16,132	1,226	773	-	-	-	36	18,167
General and administrative expenses	(179)	(85)	(24)	(103)	(24)	(72)	-	(487)
Selling expenses	(145)	(24)	(23)	(69)	-	-	(3)	(264)
Other operating results, net	(63)	(6)	(34)	(2)	92	-	1	(12)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	17,904	1,418	680	(2)	68	(72)	33	20,029
Share of profit / (loss) of associates and joint ventures	-	-	5	-	(130)	-	251	126
Segment profit / (loss)	17,904	1,418	685	(2)	(62)	(72)	284	20,155

Investment and trading properties	26,613	5,534	4,575	-	-	-	37	36,759
Property, plant and equipment	49	19	2	166	2	-	-	238
Investment in associates and joint ventures	-	-	62	-	143	-	1,762	1,967
Other reportable assets	33	11	91	8	-	-	-	143
Reportable assets	26,695	5,564	4,730	174	145	-	1,799	39,107

From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 38,804 are located in Argentina and Ps. 303 in other countries, principally in USA for Ps. 145 and Uruguay for Ps. 158.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of Group’s operations center in Israel for the years ended June 30, 2018, 2017 and 2016:

	06.30.18
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	6,180	60,470	19,347	-	-	583	86,580
Costs	(2,619)	(44,563)	(13,899)	-	-	(314)	(61,395)
Gross profit	3,561	15,907	5,448	-	-	269	25,185
Net gain from fair value adjustment of investment properties	1,996	164	-	-	-	-	2,160
General and administrative expenses	(363)	(878)	(1,810)	-	(374)	(445)	(3,870)
Selling expenses	(115)	(12,749)	(3,974)	-	-	(148)	(16,986)
Other operating results, net	98	(177)	140	-	434	(28)	467
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	5,177	2,267	(196)	-	60	(352)	6,956
Share of profit/ (loss) of associates and joint ventures	167	20	-	-	-	(230)	(43)
Segment profit / (loss)	5,344	2,287	(196)	-	60	(582)	6,913

Reportable assets	134,038	13,304	49,797	12,254	21,231	36,178	266,802
Reportable liabilities	(104,202)	-	(38,804)	(1,214)	(68,574)	(2,658)	(215,452)
Net reportable assets	29,836	13,304	10,993	11,040	(47,343)	33,520	51,350

From all revenues corresponding to the Operations Center in Israel, Ps. 1,482 are originated in USA (Ps. 1,149 in 2017) and the remaining in Israel. No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, Ps. 34,930 are located in USA (Ps. 21,781 in 2017), Ps. 1,049 in India (Ps. 768 in 2017) and the remaining are located in Israel.

	06.30.17
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	4,918	47,277	15,964	-	-	263	68,422
Costs	(2,333)	(35,432)	(11,183)	-	-	(162)	(49,110)
Gross profit	2,585	11,845	4,781	-	-	101	19,312
Net gain from fair value adjustment of investment properties	261	113	-	-	-	-	374
General and administrative expenses	(290)	(627)	(1,592)	-	(384)	(280)	(3,173)
Selling expenses	(91)	(9,517)	(3,406)	-	-	(79)	(13,093)
Other operating results, net	46	(52)	(36)	-	(48)	(106)	(196)
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	2,511	1,762	(253)	-	(432)	(364)	3,224
Share of profit / (loss) of associates and joint ventures	46	75	-	-	-	(16)	105
Segment profit / (loss)	2,557	1,837	(253)	-	(432)	(380)	3,329

Reportable assets	79,427	38,521	31,648	8,562	14,734	6,072	178,964
Reportable liabilities	(64,100)	(29,239)	(25,032)	-	(33,705)	(3,159)	(155,235)
Net reportable assets	15,327	9,282	6,616	8,562	(18,971)	2,913	23,729

	06.30.16
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	1,538	18,610	6,655	-	-	274	27,077
Costs	(467)	(14,076)	(4,525)	-	-	(184)	(19,252)
Gross profit	1,071	4,534	2,130	-	-	90	7,825
Net gain from fair value adjustment of investment properties	(294)	23	-	-	-	-	(271)
General and administrative expenses	(100)	(203)	(708)	-	(321)	(28)	(1,360)
Selling expenses	(29)	(3,907)	(1,493)	-	-	(13)	(5,442)
Other operating results, net	(19)	(13)	-	-	-	-	(32)
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	629	434	(71)	-	(321)	49	720
Share of profit / (loss) of associates and joint ventures	226	-	-	-	-	(103)	123
Segment profit / (loss)	855	434	(71)	-	(321)	(54)	843

Reportable assets	60,678	29,440	27,345	4,602	1,753	23,652	147,470
Reportable liabilities	(49,576)	(23,614)	(21,657)	-	(10,441)	(27,701)	(132,989)
Net reportable assets	11,102	5,826	5,688	4,602	(8,688)	(4,049)	14,481

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Information about the main subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group. As of June 30, 2018, 2017 and 2016 correspond to urban properties and investment business from the Operations Center in Argentina and agricultural business.

	Direct interest of non-controlling interest % (1)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling interests
	June 30, 2018
Subsidiaries with direct participation of Cresud
IRSA	36.26%	96,018	239,755	46,756	214,476	74,541	37,120
Brasilagro	43.29%	2,736	5,934	1,493	1,621	5,556	3,151
Subsidiaries with indirect participation of Cresud
Elron	49.70%	1,933	1,610	252	24	3,267	2,351
PBC	35.60%	23,655	108,704	16,033	90,620	25,706	21,730
Cellcom (2)	57.90%	21,185	27,648	12,601	26,109	10,123	6,391
IRSA CP	13.66%	10,670	57,074	2,497	27,284	37,963	4,995

	June 30, 2017
Subsidiaries with direct participation of Cresud
IRSA	36.24%	65,492	165,750	46,434	137,472	47,336	21,472
Brasilagro	43.43%	804	3,347	739	276	3,136	1,774
Subsidiaries with indirect participation of Cresud
Elron	49.68%	1,669	1,183	162	10	2,680	1,975
PBC	35.56%	10,956	64,345	10,503	49,902	14,896	11,161
Cellcom (2)	57.74%	11,209	18,273	8,171	15,974	5,337	3,706
IRSA CP	5.39%	4,515	37,907	1,801	17,605	23,016	1,194

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Total comprehensive income / (loss) attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	Year ended June 30, 2018
Subsidiaries with direct participation of Cresud
IRSA	33,088	21,295	14,114	6,292	14,339	(11,573)	(3,867)	(1,101)	(1,490)
Brasilagro	1,430	781	1,858	1,054	43	(407)	805	441	-
Subsidiaries with indirect participation of Cresud
Elron	-	(512)	(80)	(510)	(327)	343	(132)	(116)	(155)
PBC	6,183	2,958	(181)	1,060	3,073	27	(1,191)	1,909	717
Cellcom (2)	19,145	(509)	5	(504)	3,997	(2,574)	382	1,805	-
IRSA CP	5,949	15,656	15,656	556	3,624	(3,861)	1,800	1,563	(716)

	Year ended June 30, 2017
Subsidiaries with direct participation of Cresud
IRSA	27,004	5,220	4,513	2,190	9,059	(2,068)	1,537	8,528	(2,232)
Brasilagro	693	134	822	76	328	(81)	(307)	(60)	-
Subsidiaries with indirect participation of Cresud
Elron	-	(427)	(63)	(342)	(235)	147	(200)	(288)	106
PBC	4,877	886	(353)	1,254	2,470	(2,208)	283	545	(975)
Cellcom (2)	15,739	(329)	-	(224)	2,348	(1,574)	(1,348)	(574)	-
IRSA CP	4,997	3,378	3,378	117	2,875	(148)	(958)	1,769	(831)

(1)
Corresponds to the direct interest from the Group.
(2)
DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes vis-à-vis other shareholders, being 46.16%, also taking into account the historic voting performance in the Shareholders’ Meetings

Restrictions, commitments and other relevant issues

Analysis of the impact of the Concentration Law

On December 2013, was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration Law N°, 5774-13 (‘the Concentration Law’) which has material implications for IDBD, DIC and its investors, including the disposal of the controlling interest in Clal. In accordance with the provisions of the law, the structures of companies that make public offer of their securities are restricted to two layers of public companies.

In November 2017, Dophin IL, a subsidiary of Dolphin Netherlands B.V. acquired all the shares owned by IDBD in DIC (see note 4). Thus, the section required by the aforementioned law for the year 2017 is completed.

Prior to December 31, 2019, the Group should reduce its control structure of companies that make public offer in Israel to two layers. It currently has three layers of public companies (DIC, PBC and Gav-Yam). The management is analyzing which are the steps to retain control over the Group subsidiaries and meet the requirements of the Law. These alternatives may include corporate reorganizations of the Operations Center in Israel.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Dolphin arbitration process

There is an arbitration process going on between Dolphin and ETH (previous shareholder of IDBD) in relation to certain issues connected to the control obtainment of IDBD. In the arbitration process, the parties have agreed to designate Eyal Rosovshy and Giora Erdinas to promote a mediation. On August 17, 2017, a mediation hearing was held and the parties failed to reach an agreement. On January 31, 2018, the parties agreed to follow the process in court. As of the date of presentation of these consolidated financial statements, there have been no other developments in the process and it is still pending resolution. Management, based on the opinion of its legal advisors, considers that the resolution of the present litigation will not have an adverse effect for Cresud’s consolidated results.

IDBD: Acquisition of non-controlling interest

In March 2016, after the amendments to the agreements for the acquisition of the IDBD shares from its minority shareholders, Dolphin acquired all the shares outstanding on March 29, 2016 from non-controlling shareholders of IDBD (except for those held by IFISA). The price paid for each IDBD share held by non-controlling shareholders was NIS 1.25 per share in cash plus NIS 1.20 per share in bonds of the IDBD Series 9 Bonds (the “IDBD Bonds”). Additionally, Dolphin undertook to pay NIS 1.05 per share (subject to adjustments) in cash if Dolphin, either directly or indirectly, gained control of Clal (more than 30%), or else if IDBD sold a controlling shareholding in Clal (more than 30% to a third party) under certain parameters (the “payment for Clal”), which refers mainly to Clal’s sale price at a price which exceeds 75% of its book value upon execution of the sale agreement (subject to adjustments) and, under certain circumstances, the proportion of Clal shares sold by IDBD. It is worth noting that, the obligation to make such contingent payment will only expire if the sale of a controlling interest is completed (more than 30% to a third party), or if Dolphin obtains the control permission from Clal.

In addition, Dolphin agreed to pay certain minority shareholders which held warrants that were exercised until March 28, 2016 with IDBD bonds (based on the adjusted nominal value, which was completed) in an amount equal to the difference between NIS 2.45 per share and the exercise price of the warrants and to be entitled to the Clal payment.

As guaranty of the payment, Dolphin pledged 28% of its IDBD shares, as well as all its rights in relation to the subordinated loan granted in the amount of NIS 210 on December 2015 to IDBD (see Note 27), until the payment obligation to Clal has been completed or has expired after which the pledge will be discharged. Should new shares be issued by IDBD, Dolphin will have to pledge additional shares until completing the 28% of all IDBD share capital. This pledge replaces the pre-existing pledge. Additionally, Dolphin agreed not to exercise its right to convert the subordinated loans into shares of IDBD until the pledge described above has been released.

As of the date of issuance of these Consolidated Financial Statements, the only outstanding payment is that owed to Clal, in the event that the described conditions are fulfilled.

Capital issuance in subsidiaries without participation of the Group

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

During April 2017, Gav Yam increased its share capital by NIS 180 (equivalent to approximately Ps. 810 on the issue date); PBC did not take part in the offering, thus reducing its interest to 51.70% as of that date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2018 and 2017 were as follows:

	06.30.18	06.30.17
Beginning of the year	8,155	17,128
Share-holding (decrease) / increase in associates and joint ventures	(392)	1,100
Capital contribution	185	172
Share of (loss) / profit	(583)	365
Decrease for control obtainment (Note 4)	-	(59)
Incorporation by business combination (Note 4)	-	107
Currency translation adjustment	3,426	305
Cash dividends (ii)	(349)	(272)
Sale of associates	-	1
Liquidation distribution (iii)	(72)	-
Capital reduction	(284)	(32)
Transfer to borrowings to associates (iv)	(190)	-
Hedging instruments	-	56
Defined benefit plans	-	(7)
Reclassification to held for sale	(44)	(10,709)
Issuance of capital	2	-
Decrease of interest in associate	(339)	-
Others	12,780	-
End of the year (iv)	22,295	8,155

(i)
As of June 30, 2017, Ps. (108) are included in "Share of profit / (loss) of associates and joint ventures"; and, Ps. 193 are included in "Gain / (loss) from discontinued operations".
(ii)
See Note 31.
(iii)
Corresponds to the distribution of the income from Baicom’s liquidation.
(iv)
Corresponds to a reclassification made at the time of formalizing the loan repayment terms with the associate in the Operations Center in Israel.
(v)
Includes Ps. (2,452) and Ps. (72) reflecting interests in companies with negative equity as of June 30, 2018 and 2017, respectively, which are disclosed in “Provisions” (see Note 20).

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2018 and 2017, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2018, 2017 and 2016:

	% of ownership interest held			Value of Group's interest in equity		Group's interest in comprehensive income
Name of the entity	06.30.18	06.30.17	06.30.16	06.30.18	06.30.17	06.30.18	06.30.17	06.30.16
Associates
New Lipstick (1)	49.90%	49.90%	49.90%	(2,452)	(72)	(2,380)	(201)	(64)
BHSA (2)	29.91%	30.66%	30.66%	2,250	1,693	618	83	259
Condor (3)	18.90%	28.72%	25.53%	696	634	450	53	(27)
PBEL	45.40%	45.40%	45.40%	1,049	768	389	262	194
Adama (4)	N/A	N/A	40.00%	N/A	N/A	N/A	N/A	4,141
Shufersal (7)	33.56%	N/A	N/A	12,763	N/A	N/A	N/A	N/A
Other associates	N/A	N/A	N/A	2,706	1,597	1,011	(315)	489

Joint ventures
Quality (5)	50.00%	50.00%	50.00%	1,062	482	541	119	155
La Rural S.A.	50.00%	50.00%	N/A	94	113	14	15	N/A
Cresca S.A. (8)	50.00%	50.00%	0.00%	1	279	455	49	54
Mehadrin (6)	45.41%	45.41%	45.41%	2,272	1,312	961	309	433
Other joint ventures	N/A	N/A	N/A	1,854	1,349	804	296	447
Total associates and joint ventures				22,295	8,155	2,863	670	6,081

The following is additional information about the Group's investments in associates and joint ventures:

				Last financial statement issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Income / (loss) for the year	Shareholders' equity
Associates
New Lipstick (1)	United States	Real estate	N/A	N/A	(*) (11)	(*) (178)
BHSA (2)	Argentina	Financing	448,689,072	(***) 1.500	(***) 2.238	(***) 8.719
Condor (3)	United States	Hotel	2,198,225	N/A	(*) 1	(*) 109
Adama (4)	Israel	Agrochemical	N/A	N/A	N/A	N/A
Shufersal (7)	India	Retail	450	(**) 1	(**) (76)	(**) (465)
PBEL	Israel	Real estate	79,282,087	N/A	N/A	N/A

Joint ventures
Quality (5)	Argentina	Real estate	120,827,022	242	1,079	2,113
La Rural S.A.	Argentina	Organization of events	714,498	1	78	157
Mehadrin (6)	Israel	Real estate	1,509,889	(**) 3	(**) 57	(**) 595

N/A: Not applicable.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(1)
New Lipstick's equity comprises a rental office building in New York City known as the “Lipstick Building” with related debt. Metropolitan, a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, which amounted to US$ 113.1, and obtained a debt reduction of US$ 20 by the lending bank, an extension to April 30, 2020 and an interest rate reduction from LIBOR + 4 b.p. to 2 b.p. upon payment of US$ 40 in cash (US$ 20 in September 2017 and US$ 20 in October 2017), of which IRSA has contributed with US$ 20. Following the renegotiation, Metropolitan’s debt amounts to US$ 53.1. Additionally, Metropolitan has agreed to exercise on or before February 1, 2019 the purchase option on part of the land where the property is built and, to deposit the sum of money corresponding to 1% of the purchase price. Furthermore, Metropolitan has agreed to cause IRSA and other shareholders to furnish the bank, on or before February 1, 2020, with a payment guarantee with acceptable financial ratios for the Bank for the outstanding balance of the purchase price, or a letter of credit in relation to the loan balance then outstanding.
(2)
BHSA is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Share market value is Ps. 6.65 per share. The effect of Treasury shares was considered.
(3)
Condor is a hotel-focused real estate investment trust (REIT). Share market value as of June 30, 2018 is Ps. 10.70 per share.
(4)
Adama is specialized in the chemical industry, mainly, in the agrochemical industry. See Note 4.(n).
(5)
Quality is engaged in the operation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.).
(6)
Mehadrin is a company engaged in the production and exports of citrus, fruits and vegetables. The Group has a joint venture agreement in relation to this company. Share market value as of June 30, 2018 is NIS 18.78 per share.
(7)
Share market value as of June 30, 2018 is NIS 2.24 per share.
(8)
Cresca is a joint venture between the Company and Carlos Casado S.A. with agricultural operations in Paraguay.

(*)
Amounts presented in millions of US dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest will a three-month lag including any material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Amounts as of June 30, 2018, prepared in accordance with BCRA’ regulations. For the purpose of the valuation of the investment in the Company, the adjustments necessary to adequate the Financial Statements to IFRS have been considered

Set out below is summarized financial information of the associates and joint ventures considered material to the Group:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held	Interest in associates / joint ventures	Goodwill and others	Book value
	June 30, 2018
Associates
BHSA	56,150	24,837	44,697	28,560	7,730 (iv)	29.91% (iii)	2,312	(62)	2,25
PBEL	1,965	418	584	5,468	(3,669)	45.00%	(1,651)	2,700	1,049
Shufersal	21,982	38,606	24,072	22,100	14,416	33.56%	4,838	7,925	12,763

Joint ventures
Quality Invest (ii)	5	2,820	64	648	2,113	50.00%	1,057	5	1,062
Mehadrin	6,367	5,665	4,860	2,478	4,694	45.41%	2,132	140	2,272

	June 30, 2017
Associates
BHSA	36,762	18,228	33,675	15,548	5,767	30.66%	1,768	(75)	1,693
PBEL	1,469	272	181	4,302	(2,742)	45.40%	(1,245)	2,013	768
Shufersal	12,764	23,482	16,556	12,983	6,707	39.33%	2,638	1,202	3,84

Joint ventures
Quality Invest (ii)	18	1,486	82	466	956	50.00%	478	4	482
Mehadrin	3,439	3,520	2,900	1,502	2,557	45.41%	1,161	1,462	1,312

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investment activities	Cash of financial activities	Changes in cash and cash equivalents
	Year ended June 30, 2018 (i)
Associates
BHSA	11,144	2,238	2,238	200	6,912	1,304	(2,832)	6,180
PBEL	5	(355)	(352)	-	(49)	255	(222)	(16)
Shufersal	60,486	1,187	(76)	455	3,796	(4,877)	2,937	1,856

Joint ventures
Quality Invest (ii)	13	1,079	1,079	-	(80)	-	80	-
Mehadrin	7,249	343	348	-	395	26	(71)	350

	Year ended June 30, 2017 (i)
Associates
BHSA	6,821	625	625	-	(6,439)	475	2,124	(3,840)
PBEL	300	(292)	(186)	-	202	(37	(160)	5
Shufersal	47,192	1	(7)	(265)	2,883	(1,59	(1,798)	(505)

Joint ventures
Quality Invest (ii)	26	237	237	-	(11)	-	11	-
Mehadrin	5,403	180	172	-	476	-76	(53)	347

	Year ended June 30, 2016 (i)
Associates
BHSA	6,821	837	837	-	(9,462)	2,606	4,1	(2,756)
PBEL	-	(97)	(90)	-	145	(58	(90)	(3)

Joint ventures
Quality Invest (ii)	4	(15)	(15)	-	(10)	-	10	-
Mehadrin	2,636	219	219	-	309	-13	206	502

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(i)
Information under GAAP applicable in the associate and joint ventures´ jurisdiction.
(ii)
In March 2011, Quality acquired an industrial plant located in San Martín, Province of Buenos Aires. The facilities are suitable for multiple uses. On January 20, 2015, Quality agreed with the Municipality of San Martin on certain re zoning and other urban planning matters (“the Agreement”) to surrender a non-significant portion of the land and a monetary consideration of Ps. 40 million, payable in two installments of Ps. 20 each, the first of which was actually paid on June 30, 2015. In July 2017, the Agreement was amended as follows: 1) a revised zoning plan must be submitted within 120 days as from the amendment date, and 2) the second installment of the monetary considerations was increased to Ps. 71 million payables in 18 equal monthly installments. On March 8, 2018, it was agreed with the well-known Gehl Study (Denmark) - Urban Quality Consultant - the elaboration of a Master Plan, generating a modern concept of New Urban District of Mixed Uses.
(iii)
Considering the effect of Treasury shares.
(iv)
Net of non-controlling interest.

BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

As of June 30, 2018, BHSA has a remnant of 35.2 million Class C treasury shares of a par value of Ps. 1 received in 2009 as a result of certain financial transactions. The Annual Shareholders' Meeting decided to allocate 35.1 million of such shares to an employee compensation plan pursuant to Section 67 of Law 26,831. The remaining shares belong to third party holders of Stock Appreciation Rights, who have failed to produce the documentation required for redemption purposes. As of June 30, 2018, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.91%.

The Group estimated that the value in use of its investment in BHSA as of June 30, 2018 and 2017 amounted to Ps. 2,673, Ps. 4,134, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:

-
The Group considered 7 years as the horizon for the projection of BHSA cash flows.
-
The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.
-
The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-
The discount rate used to discount actual dividend flows was 14.01% in 2018 and 12.99% in 2017.
-
The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of Ps. 237 for 2018 and of Ps. 506 for 2017. The sensitivity to a 1% increase in the "Private BADLAR" interest rate it would be an increase in the value in use of Ps. 292 for 2018 and of Ps. 476 for 2017.

9.
Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2018 and 2017 were as follows:

	06.30.18		06.30.17
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	8,394	91,795	6,396	76,109
Reclassifications of previous periods	-	-	-	(224)
Currency translation adjustment	265	40,041	18	10,494
Additions	1,335	1,954	591	2,059
Additions of capitalized leasing costs	5	13	22	1
Depreciation of capitalized leasing costs (i)	(3)	(2)	-	(1)
Reclassification to assets held for sale	-	(521)	-	(71)
Reclassification to trading properties	353	-	-	(14)
Transfers	2	(2)	-	-
Reclassification of property, plant and equipment (ii)	254	1,705	(149)	173
Disposals	(179)	(392)	(179)	(41)
Balance incorporated by business combination	107	-	-	-
Deconsolidation (see Note 4.(l))	-	(4,489)	-	-
Capitalized finance costs	22	60	3	-
Net gain from fair value adjustment	6,507	16,286	1,692	3,310
Fair value at the end of the year	17,062	146,448	8,394	91,795

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 26)
(ii)
As of June 30, 2018 includes Ps. 323 corresponding to the difference between valuation at cost and fair value, which is allocated to a reserve within equity

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is the balance by type of investment property of the Group as of June 30, 2018 and 2017:

	06.30.18	06.30.17
Leased out farmland	923	304
Rental properties	141,102	89,232
Undeveloped parcels of land	12,608	7,647
Properties under development	8,877	3,006
Total	163,510	100,189

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. Book amount of those properties amounts to Ps. 26,378, Ps. 40,719 as June 30, 2018 and 2017, respectively.

The following amounts have been recognized in the Statements of Income:

	06.30.18	06.30.17	06.30.16
Rental and services income	10,824	8,710	5,435
Direct operating expenses	(3,053)	(2,895)	(2,396)
Development expenses	(1,748)	(1,420)	(151)
Net realized gain from fair value adjustment of investment property	227	128	908
Net unrealized gain from fair value adjustment of investment property	22,402	4,873	16,631

Valuation processes

The Group’s investment properties were valued at each reporting date by independent professionally qualified appraisers who hold a recognized relevant professional qualification and have experience in the locations and segments of the investment properties appraised. For all investment properties, their current use equates to the highest and best use.

Each business (or operations center, as appropriate) has a team, which reviews the appraisals performed by the independent appraisers (the “review team”). The review team: i) verifies all major and important assumptions relevant to the appraisal in the valuation report from the independent appraisers; ii) assesses property valuation movements compared to the valuation report from the prior period; and iii) holds discussions with the independent appraisers.

Changes in Level 2 and 3 fair values, if any, are analyzed at each reporting date during the valuation discussions between the review team and the independent appraisers. In the case of the Operations Center in Argentina, the Board of Directors ultimately approves the fair value calculation for recording into the Financial Statements. In the case of the Operations Center in Israel, the appraisals are examined by Israel Management and reported to the Financial Statements Committee.

Valuation techniques used for the estimation of fair value of the investment property

Agricultural business

For all leases of agricultural land with a total valuation of Ps. 923 and Ps. 304 for fiscal years ended on June 30, 2018 and 2017, respectively, the valuation was determined using comparable values. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare.

Urban properties and investments business

For Shopping Malls in the Operations Center in Argentina and for rental properties in the Operations Center in Israel, the valuation was determined using discounted cash flow (“DCF”) projections based on significant unobservable assumptions. The following are the key assumptions:

●
Future rental cash inflows based on the location, type and quality of the properties and supported by the terms of the current lease contract, and considering the estimations of the variation in the Gross Domestic Product (GDP) and the estimated inflation rate given by external advisors.
●
Given the prevailing inflationary context in Argentina and the volatility of certain macroeconomic variables, it is not possible to rely on a relevant long-term interest rate in pesos to discount the projected cash flows for the shopping centers of the Argentine Operations Center. As a result, we proceeded to dollarize the projected cash flows through the future ARS / USD exchange rate curve provided by an external consultant and discounted it with a long-term interest rate in dollars, the weighted average cost of capital ("WACC").
●
Cash flows from future investments, expansions, or improvements in shopping malls were not considered.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
Estimated vacancy rates taking into account current and future market conditions once the current leases expire.
●
The projected cash flows in dollars were discounted using the weighted average cost of capital (WACC) as the discount rate for each valuation date in the Operation Center in Argentina and for the Israel Operations Center, the discount rate used was one that reflects the specific risks of each property.
●
Terminal value: it was determined on the basis of growth rate and the discount rate.
●
The cash flows for the concessions were projected until the due date of the concession determined in the current agreement.
●
Real lease agreements, where payments differ from the proper rent, if any, are subject to adjustments to reflect the actual payments made during the term of the lease.
●
Type of lessees that occupy the property, the future lessees that may occupy the property after leasing a vacant property, including a general creditworthiness assessment.
●
The allocation of responsibilities between the Group and the lessee as regards maintenance and insurance of the property.
●
The physical condition and remaining economic useful life of the property.

For offices and other rental properties in general in the Operations Center in Argentina, and undeveloped land in general, the valuation was determined using transactions of market comparables. These values are adjusted for differences in key attributes such as location, size of the property and quality of the interior design and for some undeveloped lands, the valuation methodology considered the lowest average incidence values in the area, applying urbanistic indicators identical to those in the area of influence. The most significant contribution to this market comparables’ approach is the price per square meter.

For property under development the valuation is based on the estimated fair value of the investment property after completing the construction, less the present value of the estimated construction costs expected to be incurred during completion of construction works, considering a capitalization rate adjusted for risks and relevant features of the property provided that it is considered reliable. In case the valuation is not considered reliable, it is based on costs incurred plus the fair value of the land at the end of each year.

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
●
Status of construction permits.

There were no changes to the valuation techniques during the fiscal years ended June 30, 2018 and 2017.

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				Sensitivity (i)
				06.30.18		06.30.17
Description	Valuation technique	Parameters	Range fiscal year 2018	Increase	Decrease	Increase	Decrease
Rental properties in Israel - Offices (Level 3)	Discounted cash flows	Discount rate	7.00% a 9.00%	(1,556)	1,864	(1,040)	1,193
		Weighted average rental value per square meter (m2) per month, in NIS	NIS 63	3,037	(3,037)	1,772	(1,772)
Rental properties in Israel - Commercial use (Level 3)	Discounted cash flows	Discount rate	7.00% a 9.00%	(1,322)	1,457	(759)	853
		Weighted average rental value per square meter (m2) per month, in NIS	NIS 87	1,640	(1,640)	1,003	(1,003)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

				Sensitivity (i)
				06.30.18		06.30.17
Description	Valuation technique	Parameters	Range fiscal year 2018	Increase	Decrease	Increase	Decrease
Rental properties in Israel - Industrial use (Level 3)	Discounted cash flows	Discount rate	7.75% a 9.00%	(477)	538	(316)	377
		Weighted average rental value per square meter (m2) per month, in NIS	NIS 31	996	(996)	599	(599)
Rental properties in USA - HSBC Building (Level 3)	Discounted cash flows	Discount rate	6.25%	(1,212)	1,269	(715)	765
		Weighted average rental value per square meter (m2) per month, in USD	USD 73	2,654	(2,654)	1,497	(1,497)
Rental properties in USA - Las Vegas project (Level 3)	Discounted cash flows	Discount rate	8.50%	(134)	141	(86)	91
		Weighted average rental value per square meter (m2) per month, in USD	USD 33	301	(301)	200	(200)
Shopping Malls in Argentina (Level 3)	Discounted cash flows	Discount rate	9.79%	(5,046)	6,796	(3,948)	5,445
		Growth rate	3.00%	3,104	(2,307	2,464	(1,794)
		Inflation	(*)	4,035	(3,643)	2,684	(2,425)
		Devaluation	(*)	(6,554)	9,831	(4,703)	7,054
Plot of land in Argentina (Level 3)	Comparable properties with incidence adjustment	Value per square meter (m2)	9,2	64	65	18	(52)
		% of incidence	3.00%	2,165	(2,167)	1,168	(1,202)
Properties under development in Israel (Level 3)	Estimated fair value of the investment property after completing the construction	Weighted average construction cost per square meter (m2) in NIS	5,787 NIS/m2	-	-	-	-
		Annual weighted average discount rate	7.00% a 9.00%	(377)	377	(437)	437

(*)
For the next 5 years, an average AR$ / US$ exchange rate with an upward trend was considered, starting at Ps. 19.51 (corresponding to the year ended June 30, 2018) and arriving at Ps. 49.05. In the long term, a nominal devaluation rate of 5.6% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 25.0% (corresponding to the year ended June 30, 2018) and stabilizes at 8% after 10 years. These premises were determined at the closing date of the fiscal year.

(i)
Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation, 20% for the devaluation, 50 points for the discount rate of Israel and USA, and 1% for the value of the m2.

10.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2018 and 2017 were as follows:

	Owner occupied farmland (i)	Bearer plant (v)	Buildings and facilities	Machinery and equipment	Communication networks	Others (ii)	Total
Balance at June 30, 2016	2,555	92	13,326	2,813	5,410	2,605	26,801
Costs	2,865	195	13,929	3,153	5,877	2,871	28,890
Accumulated depreciation	(310)	(103)	(603)	(340)	(467)	(266)	(2,089)
Net book amount at June 30, 2016	2,555	92	13,326	2,813	5,410	2,605	26,801

Currency translation adjustment	444	(2)	2,950	627	1,148	293	5,460
Additions	731	183	792	634	711	718	3,769
Reclassifications of investment properties	194	-	(156)	-	-	-	38
Reclassifications to investment properties	(62)	-	-	-	-	-	(62)
Reclassification to group of assets held for sale (Note 34)	-	-	(28)	(16)	-	(1,513)	(1,557)
Disposals	(161)	(14)	(4)	(8)	(23)	(207)	(417)
Impairments / Recoveries	-	-	12	-	-	-	12
Depreciation charge (iii)	(72)	(43)	(630)	(588)	(1,084)	(477)	(2,894)
Balance at June 30, 2017	3,629	216	16,262	3,462	6,162	1,419	31,150

Costs	4,011	362	17,495	4,390	7,713	2,162	36,133
Accumulated depreciation	(382)	(146)	(1,233)	(928)	(1,551)	(743)	(4,983)
Net book amount at June 30, 2017	3,629	216	16,262	3,462	6,162	1,419	31,150

Currency translation adjustment	1,975	155	9,068	2,418	3,827	1,059	18,502
Additions	226	219	1,154	999	971	973	4,542
Reclassifications of investment properties	5	-	3	-	-	-	8
Reclassifications to investment properties	(73)	-	(1,571)	-	-	-	(1,644)
Disposals	(159)	(1)	(18)	(24)	(45)	(12)	(259)
Impairments / Recoveries	-	-	(69)	-	-	-	(69)
Depreciation charge (i)	(95)	(64)	(911)	(713)	(1,297)	(621)	(3,701)
Deconsolidation	-	-	(22,744)	(5,941)	-	(316)	(29,001)
Assets incorporated by business combination	899	-	105	113	-	1	1,118
Balance at June 30, 2018	6,407	525	1,279	314	9,618	2,503	20,646

Costs	6,898	645	2,030	489	14,975	4,354	29,391
Accumulated depreciation	(491)	(120)	(751)	(175)	(5,357)	(1,851)	(8,745)
Net book amount at June 30, 2018	6,407	525	1,279	314	9,618	2,503	20,646

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(i) On January 9, 2018, the INRA released a report declaring that Las Londras farm (4565 ha.), with a book value of Ps. 371 as of June 30, 2018, is within the area of the “Guarayos Forestry Reserve” and establishes that the property of Agropecuaria Acres del Sud S.A. should be reduced to 50 hectares, while the remaining acreage would be reverted upon as a fiscal land once the process is concluded. It should be noted that the report is preliminary and is subject to appeal by the interested parties. The Company exercising its rights presented an administrative filing and within the associations of producers that the company is part of. Recently a census was ordered in the affected area, but no definitive resolution was issued to delimit the reservation. At the same time, a claim was made to our sellers to respond for eviction by virtue of the declarations and guarantees granted at the time of the sale of the property.
(ii) Includes furniture and fixtures, vehicles and aircrafts, which have been reclassified to held for sale (see Note 4).
(iii) Amortization charge was recognized in the amount of Ps. 1,772 and Ps. 1,599 under "Costs", in the amount of Ps. 185 and Ps. 251 under "General and administrative expenses" and Ps. 34 and Ps. 893 under "Selling expenses" as of June 30, 2018 and 2017, respectively in the Statements of Income (Note 26). In addition, a charge of Ps. 1,539 and Ps. 96 was recognized under "Discontinued operations" as of June 30, 2018 and 2017, respectively.
(iv) See Note 4. Includes other non-significant business combinations.
(v) Corresponds to the plantation of sugarcane with a useful life of more than one year.

11.
Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2018 and 2017 were as follows:

	Completed properties	Properties under development (i)	Undeveloped properties	Total
At June 30, 2016	236	3,534	1,204	4,974
Additions	2	1,188	39	1,229
Currency translation adjustment	152	650	167	969
Transfers	1,101	(687)	(414)	-
Transfers from intangible assets	13	-	-	13
Transfers from investment properties	-	-	14	14
Capitalized finance costs	-	1	-	1
Disposals	(703)	(714)	-	(1,417)
At June 30, 2017	801	3,972	1,010	5,783
Additions	14	1,683	173	1,870
Currency translation adjustment	866	2,207	576	3,649
Transfers	1,435	(1,332)	(103)	-
Transfers of intangible assets	9	-	-	9
Transfers from investment properties	-	(353)	-	(353)
Capitalized finance costs	-	11	-	11
Disposals	(516)	(1,162)	(39)	(1,717)
At June 30, 2018	2,609	5,026	1,617	9,252

	06.30.16	06.30.17
Non-current	6,020	4,534
Current	3,232	1,249
Total	9,252	5,783

(i) Includes Zetol and Vista al Muelle plots of land, which have been mortgaged to secure Group's borrowings. The net book value amounted to Ps. 306 and Ps. 190 as of June 30, 2018 and 2017, respectively. Additionally, the Group has contractual obligations not provisioned related to these plot of lands committed when certain properties were acquired or real estate projects were approved, and amount to Ps. 372 and Ps. 135, respectively. Both projects are expected to be completed in 2029.

12.
Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2018 and 2017 were as follows:

	Goodwill business	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others (iii) (iv)	Total
Balance at June 30, 2016	2,238	3,355	759	3,219	957	1,286	11,814
Costs	2,238	3,378	817	3,923	1,202	1,478	13,036
Accumulated depreciation	-	(23)	(58)	(704)	(245)	(192)	(1,222)
Net book amount at June 30, 2016	2,238	3,355	759	3,219	957	1,286	11,814

Assets incorporated by business combination (i)	26	-	-	-	-	-	26
Currency translation adjustment	511	732	148	494	235	170	2,290
Transfers to assets held for sale	-	(81)	-	(36)	(21)	(44)	(182)
Transfers to trading properties	-	-	-	-	-	(13)	(13)
Reclassification of previous periods	31	-	-	-	-	-	31
Additions	-	-	-	-	588	30	618
Disposals	-	-	-	-	-	(52)	(52)
Depreciation charge (ii)	-	(52)	(115)	(1,115)	(458)	(349)	(2,089)
Balance at June 30, 2017	2,806	3,954	792	2,562	1,301	1,028	12,443

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Goodwill business	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others (iii) (iv)	Total
Costs	2,806	4,029	1,002	4,746	2,122	1,679	16,384
Accumulated depreciation	-	(75)	(210)	(2,184)	(821)	(651)	(3,941)
Net book amount at June 30, 2017	2,806	3,954	792	2,562	1,301	1,028	12,443

Assets incorporated by business combination (i)	994	-	-	-	-	15	1,009
Deconsolidation (Note 4.(l))	(2,666)	(3,393)	-	(442)	(497)	(110)	(7,108)
Currency translation adjustment	1,987	2,561	470	1,126	828	410	7,382
Transfers to trading properties	-	-	-	-	-	(9)	(9)
Additions	-	-	-	-	572	80	652
Depreciation charge (ii)	-	(45)	(86)	(945)	(534)	(396)	(2,006)
Balance at June 30, 2018	3,121	3,077	1,176	2,301	1,670	1,018	12,363

Costs	3,121	3,274	1,657	6,933	3,304	2,715	21,004
Accumulated depreciation	-	(197)	(481)	(4,632)	(1,634)	(1,697)	(8,641)
Net book amount at June 30, 2018	3,121	3,077	1,176	2,301	1,670	1,018	12,363

(i)
See Note 4. Includes other non-significant business combinations.
(ii)
Amortization charge was recognized in the amount of Ps. 489 and Ps. 488 under "Costs", in the amount of Ps. 399 and Ps. 339 under "General and administrative expenses" and Ps. 880 and Ps. 1,231 under "Selling expenses" as of June 30, 2018 and 2017, respectively in the Statements of Income (Note 26). In addition, a charge of Ps. 238 and Ps. 31 was recognized under "Discontinued operations" as of June 30, 2018 and 2017, respectively
(iii)
Includes "Rights of use". Corresponds to Distrito Arcos.
(iv)
Includes "Rights to receive future units under barter agreements". Corresponds to receivables in kind representing the right to receive residential apartments in the future under barter agreements. Caballito: On June 29, 2011, the Group and TGLT entered into a barter agreement in the amount of US$ 12.8. In 2013, a neighborhood association secured a preliminary injunction, which suspended the works, to be carried out by TGLT in the property and started a claim against GCBA and TGLT. As a consequence of the unfavorable rulings rendered by lower courts and appellate courts in the cited proceeding, the Group and TGLT reached a settlement agreement dated December 30 2016, whereby they agreed to provide a deed for the revocation of the barter agreement, after TGLT resolved certain issues. Consequently, the Group has decided to deregister the intangible asset related to this transaction, thus recognizing a loss of Ps. 27.7. Subsequently, on April 26, 2018, the deed for the revocation was signed, which extinguished the obligations arising from the “barter agreement” dated June 29, 2011, and its amending agreements. Thus, the Group has received the property located in Caballito again.

The goodwill assigned to real estate in Israel amounts to NIS 155 (Ps. 907 at the exchange rate at the end of the financial year 2018), that assigned to telecommunications amounts to NIS 268 (Ps. 2,114 at the exchange rate at the end of the financial year 2018) and the one assigned to supermarkets amounted to NIS 192. The rest is goodwill that is allocated to the real estate segment of Argentina.

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the years ended June 30, 2018 and 2017 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Dairy cattle	Other cattle	Others	Total
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 2	Level 1
As of June 30, 2016	23	355	97	507	49	11	7	1,049

Non-current (Production)	-	-	-	432	49	9	7	497
Current (Consumable)	23	355	97	75	-	2	-	552
As of June 30, 2016	23	355	97	507	49	11	7	1,049

Purchases	-	-	-	47	-	2	-	49
Changes by transformation	(23)	23	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	(83)	135	46	85	(80)	1	-	104
Decrease due to harvest	-	(1,529)	(371)	-	-	-	-	(1,900)
Sales	-	-	-	(152)	(23)	-	-	(175)
Consumptions	-	-	-	(1)	-	(3)	(1)	(5)
Costs for the year	123	1,257	309	204	94	4	4	1,995
Additions	-	-	96	12	-	-	-	108
Foreign exchange gain	2	2	(2)	3	-	-	-	5
As of June 30, 2017	42	243	175	705	40	15	10	1,230

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Dairy cattle	Other cattle	Others	Total
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 2	Level 1
Non-current (Production)	-	-	-	607	40	14	10	671
Current (Consumable)	42	243	175	98	-	1	-	559
As of June 30, 2017	42	243	175	705	40	15	10	1,230

Purchases	-	-	-	88	-	63	-	151
Changes by transformation	(42)	42	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	(64)	771	238	114	(39)	(4)	-	1,016
Decrease due to harvest	-	(2,326)	(855)	-	-	-	-	(3,181)
Sales	-	-	-	(287)	(43)	(24)	(1)	(355)
Consumptions	-	-	-	(3)	-	-	(2)	(5)
Costs for the period / year	117	1,454	768	283	42	6	2	2,672
Additions	-	-	-	-	-	-	-	-
Foreign exchange gain	6	80	125	74	-	-	-	285
As of June 30, 2018	59	264	451	974	-	56	9	1,813

Non-current (Production)	-	-	-	875	-	16	9	900
Current (Consumable)	59	264	451	99	-	40	-	913
As of June 30, 2018	59	264	451	974	-	56	9	1,813

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 71 and Ps. 6 for the fiscal years ended June 30, 2018 and 2017, respectively. For the fiscal years ended June 30, 2018 and 2017, amounts of Ps. 81 and Ps. 93, was attributable to price changes, and amounts of Ps. (10) and Ps. (87), was attributable to physical changes generated by production result, respectively.

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

Sugarcane

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. This crop’s production requires specific weather conditions (tropical and subtropical climates. The Group recognizes these crops at a fair value net of costs of sales from the moment of planting.

Fair value of biological assets

When an active market exists for biological assets, the Group uses the quoted market price in the principal market as a basis to determine the fair value of its biological. Live cattle is measured at fair value less cost to sell, based on market quoted at an auction involving cattle of the same age, breed and genetic merit adjusted, if applicable, to reflect any difference. When there is no active market or market-determined prices are not available, (for example, unharvested crops with significant growth or growing agricultural produce of sugarcane), the Group determines the fair value of a biological asset based on discounted cash flows models.

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

During years ended June 30, 2018 and 2017, there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 3,207 and Ps. 1,975 for the years ended June 30, 2018 and 2017, respectively.

When no quoted prices are available in an active market, the Group uses a range of valuation models. The following table presents main parameters:

				Sensitivity (i)
				06.30.18		06.30.17
Description	Valuation technique	Parameters	Range fiscal year 2018	Increase	Decrease	Increase	Decrease
Sown land-crops (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices	Argentina
			Yields: 0.89 - 15.69 tn./ha.	34	(34)	37	(37)
			Future of sale prices: 3,892 - 20,850 Ps./tn.	45	(45)	62	(62)
			Operating cost: 1,386 - 16,764 Ps./ha.	(20)	20	(38)	38
			Brazil:
			Yields: 3.57 - 6.55 tn./ha.	1	(1)	1	(1)
			Future of sale prices: 383 - 1,193 Rs./tn	1	(1)	1	(1)
Sugarcane fields (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices - Discount rate	Brazil:
			Yields: 73.69 tn./ha.	81	(81	45	(45)
			Future of sale prices: 86.22 Rs./tn.	119	(119)	72	(72)
			Operating cost: 56.52 Rs./tn.	(92)	92	(54)	54
			Bolivia:
			Future of sale prices: 24 US$/tn	1	(1)	1	(1)
			Operating cost: 275 - 465 US$/ha.	(1)	1	-	-

(i) Sensitivities for the biological assets measured at Level 3 have been modeled considering a 10% change in the indicated variable, all else being equal.

As of June 30, 2018 and 2017, the better and maximum use of biological assets shall not significantly differ from the current use.

14.
Inventories

Breakdown of Group’s inventories as of June 30, 2018 and 2017 are as follows:

	06.30.18	06.30.17
Crops	1,143	379
Materials and supplies	341	221
Seeds and fodders	145	135
Sugarcane	1	-
Beef	65	41
Agricultural inventories	1,695	776
Good for resale and supplies	-	3,873
Telephones and others communication equipment	592	320
Others	37	67
Total inventories	2,324	5,036

As of June 30, 2018 and 2017 the cost of inventories recognized as expense amounted to Ps. 52,996 and Ps. 41,559, respectively of which Ps. 8,529 and Ps. 41,559, respectively, have been included in “Costs” in the Statements of Income and as of June 30, 2016 Ps. 44,467 was recognized under "Discontinued operations".

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Financial instruments by category

The note shows the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade receivables, trade payables in-kind and tax receivables and payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company can refer to at the date of valuation.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing.

The Group’s Finance Division has a team in place in charge of estimating the valuation of financial assets required to be reported in the Consolidated Financial Statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer ("CFO"). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, as of the end of each reporting period.

According to the Group’s policy, transfers among the several categories of valuation are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Financial assets and financial liabilities as of June 30, 2018 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	21,096	-	-	-	21,096	6,078	27,174
Investment in financial assets:
- Equity securities in public companies	-	824	-	135	959	-	959
- Equity securities in private companies	-	-	-	1,168	1,168	-	1,168
- Deposits	1,397	32	-	-	1,429	-	1,429
- Bonds	10	13,933	505	-	14,448	-	14,448
- Mutual funds	-	6,911	-	-	6,911	-	6,911
- Others	-	1,642	-	793	2,435	-	2,435
Derivative financial instruments:
- Crops futures contracts	-	57	-	-	57	-	57
- Swaps	-	-	-	-	-	-	-
- Crops options contracts	-	30	-	-	30	-	30
- Foreign-currency options contracts	-	11	-	-	11	-	11
- Foreign-currency future contracts	-	-	71	-	71	-	71
- Others	-	-	16	-	16	-	16
Restricted assets (ii)	6,426	-	-	-	6,426	-	6,426
Financial assets held for sale
- Clal	-	12,254	-	-	12,254	-	12,254
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	6,834	-	-	-	6,834	-	6,834
- Short-term bank in deposits	350	-	-	-	350	-	350
- Mutual funds	-	353	-	-	353	-	353
- Short-term investments	28,334	2,779	-	-	31,113	-	31,113
Total assets	64,447	38,826	592	2,096	105,961	6,078	112,039

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

		Financial liabilities at fair value
	Financial liabilities at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables (Note 19)	16,678	-	-	-	16,678	4,791	21,469
Borrowings (excluding finance lease liabilities) (Note 21)	219,375	-	-	-	219,375	-	219,375
Finance lease obligations (Note 21)	170	-	-	-	170	-	170
Derivative financial instruments:
- Crops futures contracts	-	58	-	-	58	-	58
- Forward contracts	-	-	118	-	118	-	118
- Foreign-currency future contracts	-	45	8	-	53	-	53
- Crops options contracts	-	27	-	-	27	-	27
- Foreign-currency options contracts	-	18	-	-	18	-	18
- Swaps	-	1	47	-	48	-	48
- Others	-	8	-	24	32	-	32
Total liabilities	236,223	157	173	24	236,577	4,791	241,368

Financial assets and financial liabilities as of June 30, 2017 were as follows

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2017
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	19,975	-	-	-	19,975	4,153	24,128
Investment in financial assets:
- Equity securities in public companies	-	1,665	-	82	1,747	-	1,747
- Equity securities in private companies	-	15	-	964	979	-	979
- Deposits	1,235	14	-	-	1,249	-	1,249
- Bonds	-	4,490	425	-	4,915	-	4,915
- Mutual funds	-	3,986	-	-	3,986	-	3,986
- Others	-	749	-	-	749	-	749
Derivative financial instruments:
- Crops options contracts	-	10	-	-	10	-	10
- Swaps	-	-	29	-	29	-	29
- Warrants	-	-	26	-	26	-	26
- Foreign-currency options contracts	-	4	-	-	4	-	4
- Foreign-currency future contracts	-	-	27	-	27	-	27
Financial assets held for sale	-	8,562	-	-	8,562	-	8,562
Restricted assets (ii)	1,069	-	-	-	1,069	-	1,069
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	8,731	-	-	-	8,731	-	8,731
- Short-term bank in deposits	5	-	-	-	5	-	5
- Mutual funds	-	302	-	-	302	-	302
- Short-term investments	14,510	1,815	-	-	16,325	-	16,325
Total assets	45,525	21,612	507	1,046	68,690	4,153	72,843

		Financial liabilities at fair value
	Financial liabilities at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2017
Liabilities as per Statement of Financial Position
Trade and other payables (Note 19)	20,557	-	-	-	20,557	5,401	25,958
Borrowings (excluding finance lease liabilities) (Note 21)	135,180	-	-	-	135,180	-	135,180
Finance lease obligations (Note 21)	132	-	-	-	132	-	132
Derivative financial instruments:
- Crops futures contracts	-	11	-	-	11	-	11
- Forward contracts	-	5	152	10	167	-	167
- Foreign-currency future contracts	-	9	5	-	14	-	14
- Crops options contracts	-	4	-	-	4	-	4
- Foreign-currency options contracts	-	4	-	-	4	-	4
Total liabilities	155,869	33	157	10	156,069	5,401	161,470

(i) The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 21).
(ii) Corresponds to deposits in guarantee and escrows.

Liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments Disclosures”. Therefore, finance leases have been shown separately

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.18			06.30.17
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	22,086	(990)	21,096	20,879	(904)	19,975
Financial liabilities
Trade and other payables	17,668	(990)	16,678	21,461	(904)	20,557

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2018
Interest income	814	-	814
Interest expenses	(8,259)	-	(8,259)
Foreign exchange loss	(14,263)	-	(14,263)
Dividends income	82	-	82
Fair value gains financial assets at fair value through profit or loss	-	623	623
Loss on debt swap	(2,228)	-	(2,228)
Capitalized finance costs	74	-	74
Loss from derivative financial instruments (except commodities)	-	(324)	(324)
Gain on the revaluation of receivables arising from the sale of farmland	-	85	85
Other financial results	(431)	-	(431)
Net result (i)	(24,211)	384	(23,827)

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2017
Interest income	755	-	755
Interest expenses	(6,351)	-	(6,351)
Foreign exchange loss	(1,548)	-	(1,548)
Dividends income	68	-	68
Fair value gains financial assets at fair value through profit or loss	-	3,026	3,026
Loss from repurchase of Non-convertible Notes	(31)	-	(31)
Gain from derivative financial instruments (except commodities)	-	146	146
Gain on the revaluation of receivables arising from the sale of farmland	-	37	37
Other financial results	(805)	-	(805)
Net result (i)	(7,912)	3,209	(4,703)

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2016
Interest income	657	-	657
Interest expenses	(2,688)	-	(2,688)
Foreign exchange loss	(3,265)	-	(3,265)
Dividends income	72	-	72
Capitalized finance costs	-	-	-
Fair value loss in financial assets at fair value through profit or loss	-	(1,247)	(1,247)
Loss from repurchase of Non-convertible Notes	(39)	-	(39)
Gain from derivative financial instruments (except commodities)	-	1,108	1,108
Gain on the revaluation of receivables arising from the sale of farmland	-	33	33
Impairment of property, plant and equipment	-	-	-
Other financial results	(677)	-	(677)
Net result (i)	(5,940)	(106)	(6,046)

(i) Included within “Financial results, net“ in the Statements of Income.

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

Given that IDBD failed to meet the requirements set forth to have control over an insurance company, on August 21, 2013, the Commissioner required that IDBD granted an irrevocable power of attorney to Mr. Moshe Tery ("the Trustee") for the 51% of the shareholding capital and vote interests in Clal, thus transferring control over that investee. From such date, IDBD recognized its equity interest in Clal as a financial asset held for sale, at fair value through profit or loss.

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

In case IDBD does not fulfill its obligation in the manner described in the above paragraph the Trustee is entitled to act upon the specified arrangement in lieu of IDBD, pursuant to all powers that have been vested under the representations of the trust letter. The consideration for the sale would be transferred to IDBD, with the expenses incurred in the sale process to be solely borne by IDBD.

On May 1, 2017, IDBD agreed to sell the 5% of Clal’s shares jointly with a swap transaction. Hence, the shares were sold on May 4 without any type of encumbrances, at a price of NIS 59.86 each (i.e., for a total of roughly NIS 166, equivalent to nearly Ps. 697 at the exchange rate prevailing on that date). Such request had the consent of the Trustee and a statement from the Commissioner stating that such body does not object to the swap transaction.

Concurrently with the sale, IDBD entered into a swap transaction with a banking institution whereby the former will charge or pay for the difference between the sale value of the shares above described and the value such shares will have at the time they are sold to the third-party buyer upon the lapse of a 24-month period. IDBD cannot repurchase such shares, in addition, other sales transactions were made under this modality on August 30, 2017, January 1, 2018 and May 3, 2018 (see Note 4.(h).). IDBD continues to evaluate courses of action with regard to the District Court’s pronouncement, including the possibility to file a motion for appeal.

Based on the terms and conditions of the swap contract, IDBD maintains the major risks and benefits of all of Clal shares; as a result, as of June 30, 2018, all of Clal shares were reported as a financial asset held for sale and a liability associated to the swap in the amount of Ps. 4,465. Valuation of mentioned shares as of June 30, 2018 amounts to Ps. 7,787, and a loss of Ps. 1,826 has been recorded, reflecting the increase/decrease in the market price and the swap costs in financial results, net.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents the changes in Level 3 financial instruments as of June 30, 2018 and 2017:

	Investments in financial assets - Public companies' securities	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	Investments in financial assets - Others	Loans - non-recourse loan	Total
Balances at June 30, 2016	499	-	1,324	140	(10,999)	(9,036)
Additions and acquisitions	65	(8)	44	-	-	101
Currency translation adjustment	21	(2)	169	6	242	436
Reclassification to liabilities held for sale (Note 4)	-	-	-	-	11,272	11,272
Write off	(702)	66	-	(146)	-	(782)
Gains and losses recognized in the year (i)	199	(66)	(573)	-	(515)	(955)
Balances at June 30, 2017	82	(10)	964	-	-	1,036
Additions and acquisitions	-	-	34	526	-	560
Transfer to level 1 (ii)	-	-	(100)	-	-	(100)
Currency translation adjustment	-	(14)	489	78	-	553
Deconsolidation (Note 4.(l))	-	-	(126)	-	-	(126)
Write off	(67)	-	-	-	-	(67)
Gains and losses recognized in the year (i)	120	-	(93)	189	-	216
Balances at June 30, 2018	135	(24)	1,168	793	-	2,072

(i)
Included within “Financial results, net” in the Statements of income.
(ii)
The Group transferred a financial asset measured at fair value from level 3 to level 1, because it began trading in the stock exchange.

During the fiscal year, ended June 30, 2018, shares of private companies were transferred from level 3 to level 1 when they began trading. During the year ended June 30, 2017 and 2016, there were no transfers between levels of the fair value hierarchy. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Trade and other receivables -. Cellcom	Discounted cash flows	Discount interest rate.	Level 3	3.3
Interest rate swaps	Cash flows - Theoretical price	Interest rate futures contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flows - Theoretical price	Market interest-rate (Libor rate curve)	Level 3	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 2	Underlying asset price 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
TGLT Non-convertible Notes	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate.	Level 3	Underlying asset price 8 to 12 Share price volatility 50% to 70% Market interest-rate 8% to 9%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities (*)	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flows - Theoretical price
Projected revenue discounted at the discount rate
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments - Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

(*) An increase in the discount rate would decrease the value of investments in private companies, while an increase in projected revenues would increase their value.

As of June 30, 2018, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other receivables

Group’s trade and other receivables as of June 30, 2018 and 2017 were as follows:

	06.30.18	06.30.17
Trade, leases and services receivable	16,935	16,461
Less: allowance for doubtful accounts	(837)	(336)
Total trade receivables	16,098	16,125
Prepaid expenses	4,821	3,614
Guarantee deposits	164	17
Tax credits	834	539
Borrowings granted, deposits, and other balances	3,254	2,965
Others	1,166	532
Total other receivables	10,239	7,667
Total trade and other receivables	26,337	23,792

Non-current	9,129	5,456
Current	17,208	18,336
Total	26,337	23,792

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 33.

The fair value of current receivables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. The present value of receivables related to installment sales of communication devices, made by Cellcom, was calculated using a discount rate of 3.3%. The book value of other non-current receivables is, or approximates, its fair value on the balance sheet date. Fair values are based on discounted cash flows (Level 3). The amount of these non-current receivables is Ps. 3,188 as of June 30, 2018.

Trade accounts receivables are generally presented in the Statements of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows

	06.30.18	06.30.17
Beginning of the year	336	191
Recoveries (i)	(33)	(13)
Used during the year	(274)	(265)
Additions (i)	324	241
Currency translation adjustment	626	182
Deconsolidation	(142)	-
End of the year	837	336

(i)
The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Statements of Income (Note.26).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2018 and 2017 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Statement of Financial Position):

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Agricultural products	163	9	19	7	32	230	1.4%
Office leases and services	280	42	92	1,094	200	1,708	10.1%
Hotel leases and services	17	-	-	-	-	17	0.1%
Consumer financing	-	-	-	-	16	16	0.1%
Hotel operations	-	-	-	67	1	68	0.4%
Disposal of properties	10	1	25	984	-	1,020	6.0%
Telecommunication services	-	-	-	7,102	87	7,189	42.5%
Tourism activities	765	-	237	5,184	501	6,687	39.5%
Total at June 30, 2018	1,235	52	373	14,438	837	16,935	100%

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Agricultural products	75	4	10	338	24	451	2.7%
Office leases and services	103	26	65	604	101	899	5.5%
Consumer financing	-	-	-	-	16	16	0.1%
Hotel operations	1	-	-	61	1	63	0.4%
Disposal of properties	17	2	2	278	32	331	2.0%
Sale of communication equipment	-	-	2,156	2,719	-	4,875	29.6%
Telecommunication services	482	-	110	2,805	86	3,483	21.2%
Sale of products (supermarkets)	38	-	-	6,229	76	6,343	38.5%
Total at June 30, 2017	716	32	2,343	13,034	336	16,461	100%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2018, 2017 and 2016.

	Note	06.30.18	06.30.17	06.30.16
Profit for the period		17,780	5,028	9,118
Profit for the year from discontinued operations		(12,479)	(4,093)	(817)
Adjustments for:
Income tax expense	22	233	2,713	5,785
Depreciation and amortization	26	3,764	3,463	1,545
(Gain) / Loss from disposal of farmlands		(906)	(280)	2
(Gain) / Loss from disposal of property, plant and equipment		(4)	35	(2)
Gain from revaluation of receivables arising from the sale of farmland	28	(85)	(37)	(33)
(Recovery) / Charge for impairment of property, plant and equipment		-	(12)	26
Dividends income		-	-	(72)
Share-based payments		32	84	46
Unrealized gain from derivative financial instruments	28	111	(10)	(914)
Release of intangible assets due to TGLT agreement		-	27	-
Result from business combinations	27	(510)	(8)	-
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(703)	(1,149)	4
Changes in net realizable value of agricultural products after harvest		(303)	74	(208)
Net gain from fair value adjustment of investment properties		(22,629)	(4,900)	(17,529)
Provisions and allowances		937	233	789
Other financial results, net	28	23,696	4,732	7,595
Share of loss / (profit) of associates and joint ventures	8	603	(93)	(534)
Reversal of currency translation adjustment	27	-	(41)	(100)
Gain from disposal of associates	27	(311)	(1)	(4)
Loss from repurchase of Non-convertible Notes	28	-	31	39
Share-based plan granted		1	2	-

Changes in operating assets and liabilities:
Decrease / (Increase) in biological assets		650	1,085	(408)
(Increase) / Decrease in inventories		(602)	(122)	92
Decrease in trading properties		499	510	189
Increase in trade and other receivables		50	(1,107)	(715)
Net variation in derivative financial instruments		(98)	91	(46)
Increase in trade and other payables		960	660	357
Increase in salaries and social security liabilities		133	102	49
Decrease in provisions and previsions		(206)	(87)	(139)
Net cash generated by continuing operating activities before income tax paid		10,613	6,930	4,115
Net cash generated by discontinued operating activities before income tax paid		4,144	3,280	892
Net cash generated by operating activities before income tax paid		14,757	10,210	5,007

The following table shows balances incorporated as result of business combination / deconsolidation or reclassification of assets and liabilities to held for sale of subsidiaries:

	06.30.18	06.30.17	06.30.16
Investment properties	(4,382)	-	29,586
Property, plant and equipment	(27,900)	1,712	15,104
Trading properties	-	-	2,656
Intangible assets	(6,188)	19	6,603
Investments in associates and joint ventures	(365)	(74)	9,268
Deferred income tax	(121)	53	(4,681)
Trade and other receivables	(11,875)	591	9,713
Investment in financial assets	(2,846)	-	5,824
Derivative financial instruments	(23)	-	(54)
Inventories	(5,896)	-	1,919
Restricted assets	(91)	-	91
Financial assets held for sale	22,891	-	5,129
Trade and other payables	2,389	(917)	(19,749)
Salaries and social security liabilities	21,050	(148)	-
Borrowings	432	(660)	(60,306)
Provisions	7	2	(969)
Deferred income tax liabilities	2,796	1	(267)
Employee benefits	1,254	(47)	(405)
Net amount of non-cash assets incorporated / held for sale	(8,868)	532	(538)
Cash and cash equivalents	(5,554)	150	-
Non-controlling interest	7,329	40	(8,630)
Goodwill	74	(26)	1,391
Net amount of assets incorporated / held for sale	(7,019)	696	(7,777)
Interest held before acquisition	(472)	67	-
Seller financing	214	-	-
Foreign exchange losses	(38)	-	-
Fair value of interest held before business combination	(510)	-	-
Cash and cash equivalents incorporated / held for sale	-	(150)	9,193
Net (outflow) inflow of cash and cash equivalents / assets and liabilities held for sale	(7,825)	613	1,416

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2018, 2017 and 2016:

	06.30.18	06.30.17	06.30.16

Increase in intangible assets through an increase in trade and other payables	-	(111)	-
Increase in trade and other receivables through a decrease in property, plant and equipment	-	(118)	-
Increase in derivative financial instruments through a decrease in investments in financial assets	-	34	-
Increase in financial assets through an increase in trade and other payables	-	-	180
Increase of investments in financial assets through a decrease of trade and other receivables	-	-	71
Increase in participation in associates through a decrease in assets by derivative financial instruments	-	-	128
Increase in investment properties through an increase in trading properties	-	-	302
Increase in investment properties through a decrease in property, plant and equipment	-	-	57
Increase in trading properties through an increase in trade and other payables	10	-	317
Increase in property, plant and equipment through an increase of trade and other payables	793	(123)	-
Increase in property, plant and equipment through an increase of borrowings	9	-	116
Cancellation of Non-convertible Notes through an increase in other payables	-	-	22
Decrease (increase) of interest in subsidiaries, associates and joint ventures due currency translation adjustment	(1,882)	(1,083)	-
Decrease in trade and other payables through an increase in borrowings	-	-	-
Decrease in borrowings through a decrease of interest in associates and joint ventures	-	-	9
Distribution of treasury shares	-	(7)	-
Dividends distribution to non-controlling shareholders not yet paid	1,529	64	64
Uncollected dividends	(113)	(21)	4
Share-based plan granted	-	-	(4)
Reimbursement of prescribed dividends	-	-	6
Increase in property, plant and equipment through a business combination	(901)	-	-
Decrease in investments in associates and joint ventures through a decrease in borrowings	201	-	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	4	-	-
Payment of dividends through an increase in trade and other payables	8	-	-
Changes in non-controlling interest through a decrease in trade and other receivables	1,380	-	-
Increase of investment properties through an increase in trade and other payables	71	-	-
Increase of investment properties through a decrease in trade and other receivables	35	-	-
Increase in trade and other receivables through an increase in borrowings	109	-	-
Increase in trading properties through capitalization of finance costs	11	-	-
Increase of investment properties through a capitalization of finance costs	18	-	-
Decrease in associates and joint ventures through uncollected dividends	11	-	-
Decrease in associates and joint ventures through an increase in assets held for sale	44	-	-
Transfers of property, plant and equipment to investment properties	(571)	-	-
Share-based plan granted	1	-	-
Increase in investment properties through an increase in other reserves due to the difference between cost and fair value	21	-	-
Increase in financial operations through a decrease in investments in associates and joint ventures	65	-	-
Decrease in associates and joint ventures through an increase in trade and other receivables	7	-	-
Increase in trading properties through an increase in trade and other payables	62	-	-
Increase in trading properties through a decrease in trade and other receivables	31	-	-
Increase in investment properties through a decrease in trading properties	353	-	-

18.
Shareholders’ Equity

Share capital and share premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. . No activity has been recorded for the fiscal years ended June 30, 2018. During the fiscal year ended June 30, 2017, the Company's Board of Directors decided on November 3, 2016 to carry out a pro rata distribution among shareholders of 3,833,352 treasury shares. No other activity has been recorded for the fiscal years ended June 30, 2016 in the capital accounts, other than those related to the acquisition of treasury shares.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Treasury shares

On May 22, 2018, the Board of Directors has resolved to increase the amount of the program currently in force for the acquisition of the common shares issued by the Company and to modify the maximum amount of shares to be acquired, the payable price and the period in which the acquisitions will take place, in order to contribute to the reduction of the existing gap between the implicit value of the Company, based on the value of the assets, and the value the Company, based on the quoted price of its shares, with a view to contribute to its strengthening in the market. Considering the above, the Board of Cresud approve the repurchase of shares and establish the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the under the provisions of Section 64 of Law Nº 26,831 and the Rules of CNV for an amount up to Ps. 900 million and up to 10% of the capital stock of the Company in the form of common shares or American Depositary Shares or ADS representative of 10 shares each ADS, and with a up to 25% of the average volume, of the daily transactions for the Shares and ADS in the markets during the previous 90 days. The payable price will be between Ps. 1 and up to Ps. 62.5 per shares and between US$1 and up to US$25 per ADS. As of July 27, 2018, the company finalized the share repurchase program.

During the fiscal year ended June 30, 2018, the Company acquired in various transactions 3,211,786 common shares (par value Ps. 1 per share) for a total amount of Ps. 138.79 and 1,433,874 ADRs (equivalent to 14,338,740 common shares) for a total amount of US$ 27.19 (equivalents to Ps624.20), as provided by the terms and conditions of the share repurchase plan. As of the date of these financial statements, no due date has been set for the sale of the acquired shares.

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destinated to constitute a legal reserve until it reaches the legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of this reserve.

Special reserve

The CNV, through General Ruling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, IASB for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Group has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1, 2012, with the transition date being July 1, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded in due course amounted to Ps. 695, which as of June 30, 2017 were fully used to absorb the negative balances in the retained earnings account. During fiscal year ended June 30, 2017, the Company’s Board of Directors decided to change the accounting policy of investment property from the cost method to the fair value method, as allowed by IAS 40.

For this reason, as of the transition date, figures have been modified and, hence, the special reserve as set forth by General Ruling CNV N° 609/12 has been increased to Ps. 1,516, which may only be reversed to be capitalized or to absorb potential negative balances under retained earnings.

Dividends

The Shareholders Meeting held as of October 31, 2017 approved the dividends distribution of Ps. 395, which were paid during the month of November 2017. During the years ended June 30, 2017 and 2016, there were no distributions of dividends.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Trade and other payables

Group’s trade and other payables as of June 30, 2018 and 2017 were as follows:

	06.30.18	06.30.17
Trade	10,455	15,361
Construction obligations	1,475	1,226
Accrued invoices	1,353	849
Sales, rental and services payments received in advance	3,752	4,377
Total trade payables	17,035	21,813
Deferred incomes	37	73
Construction obligations	521	343
Dividends payable to non-controlling shareholders	123	251
Taxes payable	481	589
Management fees (Note 31)	1,351	1,020
Others	1,921	1,869
Total other payables	4,434	4,145
Total trade and other payables	21,469	25,958

Non-current	3,577	3,988
Current	17,892	21,970
Total	21,469	25,958

The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

20.
Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s responsibility under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceeding, and will revise its estimates.

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation (iii)	Onerous contracts (iv)	Other provisions (v)	Total
As of June 30, 2016	704	47	114	296	427	1,588
Additions	259	105	-	20	131	515
Unused amounts reversed	(269)	(79)	-	(135)	(68)	(551)
Share of loss in associates and joint ventures	-	(3)	-	-	-	(3)
Liabilities incorporated by business combination (Note 4)	2	-	-	-		2
Currency translation adjustment	141	2	26	39	90	298
As of June 30, 2017	837	72	140	220	580	1,849
Additions	311	2,380	10	5	-	2,706
Recoveries	(299)	-	(48)	(123)	48	(422)
Deconsolidation (see Note 4.(l))	(273)	-	-	(174)	-	(447)
Liabilities incorporated by business combination (Note 4)	10	-	-	-	-	10
Currency translation adjustment	466	-	61	73	330	930
As of June 30, 2018	1,052	2,452	163	1	958	4,626

	06.30.18	06.30.17
Non-current	3,567	955
Current	1,059	894
Total	4,626	1,849

(i)
Additions and recoveries are included in "Other operating results, net"
(ii)
Corresponds to the equity interest in New Lipstick with negative equity. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".
(iii)
The Group’s companies are required to recognize certain costs related to the dismantling of assets and remediation of sites from the places where such assets are located. The calculation of such expenses is based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are recast based on expected changes from technological rulings and requirements

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(iv)
 Provisions for other contractual obligations include a series of obligations resulting from a contractual liability or law, regarding which there is a high degree of uncertainty as to the terms and the necessary amounts to discharge such liability.
(v)
In November 2009, PBC’s Audit Committee and Board of Directors approved the agreement with Rock Real whereby the latter would look for and propose to PBC the acquisition of commercial properties outside Israel, in addition to assisting in the negotiations and management of such properties. In return, Rock Real would receive 12% of the net income generated by the acquired property. Pursuant to amendment 16 of the Israel Commercial Act 5759-1999, the agreement must be ratified by the Audit Committee before the third year after the effective date; otherwise, it expires. The agreement has not been ratified by the audit committee within such three-year term, so in January 2017 PBC issued a statement that hinted at the expiration of the agreement and informed that it would begin negotiations to reduce the debt that currently amounts to NIS 106 (equivalent to Ps. 836 of these Consolidated Financial Statements). The parties have appointed an arbitrator that should render a decision on the dispute. The remaining corresponds to provisions related to investment properties.

Dolphin

In September 2016, a former non-controlling shareholder of IDBD (the "Petitioner") filed a petition with the district court of Be'er Sheva against Dolphin Netherlands, IFISA and Mr. Eduardo Elsztain (jointly referred to as "Dolphin"), to initiate a claim under a collective action (the “Petition”). The Petitioner argues that in executing the modified tender offer of IDBH (a former controlling company of IDBD), the non-controlling shareholders of IDBD, which voted against the modification of the tender offer, were forced to sell their shares at a value that differed from the value initially agreed upon and that, therefore, Dolphin should compensate them for an estimated amount of NIS 158 (equivalent to Ps. 754 as of the date of these Consolidated Financial Statements). In July 2017, Dolphin filed a motion to dismiss the Petition. Our legal advisors consider that the collective petition will probably be dismissed by the Court. If not dismissed, Dolphin will have to file an answer to the Petition within the 60 days following the Court’s decision regarding the motion to dismiss.

Cresud

On February 23, 2016, a class action was filed against IRSA, the Company, some first-line managers and directors with the District Court of the USA for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of IRSA between November 3, 2014 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to IRSA’s investment in IDBD

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court by the East District of Pennsylvania.

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

On September 10, 2018, the Court issued an order granting IRSA and Cresud’s motion to dismiss in its entirety. Plaintiffs have appealed such order and the Court´s decision is pending.

The Companies hold that such allegations are meritless and will continue making a strong defense in both actions.

Claims against Cellcom and its subsidiaries

In the ordinary course of business, Cellcom receives various consumer complaints, mainly through collective actions. They allege excess collections, breach of agreements with customers and failure to comply with established norms or licenses, which could cause harm to consumers.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In addition, the company receives other claims from employees, subcontractors, suppliers and authorities, generally in relation to non-compliance with the provisions of the law with respect to payments upon termination of employment relationships, breach of contracts, violation of copyright and patents or disputes for payments demanded by the authorities.

Claims against PBC

On July 4, 2017, PBC was served notice from the tax authority of Israel of income tax official assessments based on a “better assessment” of taxes for the years 2012-2015, and concluded that PBC is required to pay approximately NIS 187 (including interest) since compensation of losses is not admitted.

In the opinion of legal advisors to PBC, the company has sound arguments against the Revenue Administration’s position and will file its objection to it. As of the date of these Consolidated Financial Statements, there is no provision in relation to this claim.

21.
Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2018 and 2017 was as follows:

	Book value		Fair value
	06.30.18	06.30.17	06.30.18	06.30.17
Non-convertible notes	177,980	111,059	189,949	113,552
Bank loans and others	36,552	15,017	37,153	14,668
Non-recourse loan	-	7,025	-	6,930
Bank overdrafts	1,122	126	1,122	126
Other borrowings (i)	3,891	2,085	5,076	2,051
Total borrowings (ii)	219,545	135,312	233,300	137,327

Non-current	187,462	112,025
Current	32,083	23,287
Total	219,545	135,312

(i) Includes financial leases for Ps. 170 and Ps. 132 as of June 30, 2018 and 2017.
(ii) Includes Ps. 180,814 and Ps. 119,103 as of June 30, 2018 and 2017, respectively, corresponding to the Operations Center in Israel.

As of June 30, 2018 and 2017, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of Ps. 34,201 and Ps. 11,546, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 9 and 10).

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 23.

The terms of the loans include standard covenants for this type of financial operations. As of the date of these financial statements, the Group has complied with the covenants contemplated in its respective loan agreements.

The maturity of the Group's borrowings (excluding obligations under finance leases) is as follows:

	06.30.18	06.30.17

Stock:
Less than one year	30,099	21,845
Between 1 and 2 years	27,330	15,834
Between 2 and 3 years	23,442	15,474
Between 3 and 4 years	19,190	12,392
Between 4 and 5 years	51,113	10,856
More than 5 years	66,218	57,438
	217,392	133,839
Do not accrue interest:
Less than one year	1,841	1,298
Between 1 and 2 years	68	4
Between 2 and 3 years	33	7
Between 3 and 4 years	8	19
Between 4 and 5 years	-	5
More than 5 years	33	8
	1,983	1,341
Finance lease obligations	170	132
	219,545	135,312

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2018 and 2017.

	06.30.18
	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	NIS	Total
Fixed rate:
Argentine Peso	1,519	-	-	-	-	1,519
Brazilian Reais	-	318	-	-	-	318
US Dollar	33,353	-	-	372	12,273	45,998
NIS	-	-	-	-	80,685	80,685
Subtotal fixed-rate borrowings	34,872	318	-	372	92,958	128,520
Floating rate:
Argentine Peso	1,166	-	-	-	-	1,166
Brazilian Reais	-	1,562	-	-	-	1,562
US Dollar	271	-	-	-	1,642	1,913
NIS	-	-	-	-	86,214	86,214
Subtotal floating rate borrowings	1,437	1,562	-	-	87,856	90,855
Total borrowings as per analysis	36,309	1,880	-	372	180,814	219,375
Finance lease obligations	21	149	-	-	-	170
Total borrowings as per Statement of Financial Position	36,330	2,029	-	372	180,814	219,545

	06.30.17
	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	NIS	Total
Fixed rate:
Argentine Peso	135	-	-	-	-	135
Brazilian Reais	-	49	-	-	-	49
US Dollar	16,193	-	-	134	7,741	24,068
NIS	-	-	-	-	35,867	35,867
Subtotal fixed-rate borrowings	16,328	49	-	134	43,608	60,119
Floating rate:
Argentine Peso	557	-	-	-	-	557
Brazilian Reais	-	468	-	-	-	468
US Dollar	195	-	14	-	1,022	1,231
NIS	-	-	-	-	72,805	72,805
Subtotal floating rate borrowings	752	468	14	-	73,827	75,061
Total borrowings as per analysis	17,080	517	14	134	117,435	135,180
Finance lease obligations	6	126	-	-	-	132
Total borrowings as per Statement of Financial Position	17,086	643	14	134	117,435	135,312

The following describes the debt issuances made by the Group for the years ended June 30, 2018, and 2017:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
Cresud	Class XXIII	feb-18	US$ 113	2/16/2023	6.50%	At expiration	biannual
Brasilagro	CRA Serie I	may-18	$R 85.2	8/1/2022	106.5% from the DI rate	Annual payments since 2020	annual
Brasilagro	CRA Serie II	may-18	$R 57	7/31/2023	110% from the DI rate	Annual payments since 2020	annual
IRSA	Class VII	sep-16	384.2	9/9/2019	Badlar + 2.99% n.a	At expiration	quarterly
IRSA	Class VIII	sep-16	$US 184.5	9/9/2019	7% n.a.	At expiration	quarterly
IRSA CP	Class IV	sep-17	US$ 140	9/14/2020	5% n.a.	At expiration	quarterly
IDBD	SERIES N	aug-16	NIS 325	12/29/2022	5.3% e.a	At expiration	quarterly	(1)
IDBD	SERIES M	feb-17	NIS 1,060	11/28/2019	5.40% n.a.	At expiration	quarterly
IDBD	SERIES N	jul-17	NIS 642.1	12/30/2022	5.3% e.a	At expiration	quarterly	(1)
IDBD	SERIES N	nov-17	NIS 357	12/30/2022	5.3% e.a	At expiration	quarterly	(2)
DIC	SERIES F	aug-16	NIS 360	12/31/2025	4.95% e.a.	Annual payments since 2017	annual
DIC	SERIES F	apr-17	NIS 444	12/31/2025	4.95% e.a.	Annual payments since 2017	annual
DIC	SERIES J	dec-17	NIS 762	12/30/2026	4.8% e.a.	Annual payments since 2021	biannual	(2)
PBC	SERIES I	oct-16	NIS 102	6/29/2029	3.95% e.a.	At expiration	quarterly
PBC	SERIES I	apr-17	NIS 431	6/29/2029	3.95% e.a.	At expiration	quarterly
PBC	SERIES I	oct-17	NIS 497	6/29/2029	3.95% e.a.	At expiration	quarterly
PBC	SERIES I	dec-17	NIS 496	6/29/2029	3.95% e.a.	At expiration	quarterly	(2)
Gav - Yam	SERIES F	apr-17	NIS 303	3/31/2026	4.75% e.a.	Annual payments since 2021	biannual
Gav - Yam	SERIES H	sep-17	NIS 424	6/30/2034	2.55% e.a.	Annual payments since 2019	biannual
Cellcom	SERIES L	jan-18	NIS 401	1/5/2028	2.5% e.a.	Annual payments since 2023	annual
Shufersal	SERIES E	jan-18	NIS 544	10/8/2028	4.3% e.a.	Annual payments since 2018	annual
Shufersal	SERIES E	jan-18	NIS 544	10/8/2028	4.3% e.a.	Annual payments since 2018	annual	(2)

(1)
IDBD has the right to make an early repayment, totally or partially. As a guarantee for the full compliance of all the commitments IDBD has pledged approximately 60.4 million shares of DIC under a single fixed charge of first line and in guarantee of by means of the lien, in an unlimited amount, in favor of the trustee for the holders of the debentures.
(2)
Corresponds to an expansion of the series.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

CRESUD: On February 16, 2018, the Company issued its twelfth Series of Corporate Notes, for an amount equivalent to its par value of US$ 113.16 million, in one class of notes.

Corporate Notes Class XXIII has a maturity of 60 months from issuance, which accrue interest at annual fixed rate of 6.50% payable semiannually. The principal is to be amortized in one installment due on February 16, 2023.

DIC: On September 28, 2017, DIC offered the holders of Series F NCN to swap their notes for Series J NCN. Series J NCN terms and conditions differ substantially from those of Series F. Therefore, DIC recorded the payment of Series F NCN and recognized a new financial commitment at fair value for Series J NCN. As a result of the swap, DIC recorded a loss resulting from the difference between the Series F NCN cancellation value and the new debt value in the amount of approximately NIS 461 (equal to approximately Ps. 2,228 as of that date), which was accounted for under “Finance costs” (Note 29).

IDBD: On November 28, 2017, IDBD made an early redemption of the Series L NCN for an amount of NIS 424 (equivalent to approximately Ps. 2,120 as of the transaction date).

The following table shows a detail of evolution of borrowing during the years ended June 30, 2018 and 2017:

	06.30.18	06.30.17
Balance at the beginning of the year	135,312	117,295
Borrowings	25,089	29,353
Payment of borrowings	(22,912)	(19,098)
Obtention / (payment) of short term loans, net	732	(1,019)
Interests paid	(7,234)	(5,522)
Accrued interests	8,639	6,437
Cumulative translation adjustment and exchange differences, net	101,731	8,276
Deconsolidation	(21,310)	-
Changes in fair value of third-party loans	114	-
Repurchase of non-convertible notes	(379)	(546)
Reclassifications and other movements	(237)	136
Balance at the end of the year	219,545	135,312

22.
Income tax

Argentine tax reform

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years of the Company ending June 30, 2019 and 2020 paid to argentine individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Income tax: Corporate income tax would be gradually reduced to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal years beginning after January 1, 2020, inclusive.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these Financial Statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. As of the date of presentation of these Financial Statements, some aspects are pending regulation by the National Executive Power.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

US tax reform

In December 2017, a bill was passed to reform the Federal Taxation Law in the United States. The reform included a reduction of the corporate tax rate from 35% to 21%, for the tax years 2018 and thereafter. The reform has impact in certain subsidiaries of the Group in the United States.

Israel tax reform

In December 2016 the Israeli Government modified the income tax rate, generating a reduction from 25% to 24% for the 2017 calendar year and 23% for the 2018 calendar year onwards.

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

The details of the provision for the Group’s income tax, is as follows:

	06.30.18	06.30.17	06.30.16
Current income tax	(496)	(793)	(628)
Deferred income tax	357	(1,920)	(5,173)
MPIT	(94)	-	16
Income tax	(233)	(2,713)	(5,785)

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Brazil	25% - 34%
Uruguay	0% - 25%
Bolivia	25%
U.S.	0% - 45%
Bermudas	0%
Israel	23% - 24%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2018, 2017 and 2016:

	06.30.18	06.30.17	06.30.16
Tax calculated at the tax rates applicable to profits in the respective countries	(2,491)	(1,732)	(5,851)
Permanent differences:
Share of profit / (loss) of associates and joint ventures	156	37	485
Unrecognized tax loss carry-forwards (i)	(1,557)	(1,253)	(155)
Expiration of tax loss carry-forwards (iii)	(90)	(31)	-
Provision for unrecoverability of tax loss carry-forwards	(842)	-	-
MPIT expense	(94)	-	-
Changes in fair value of financial instruments and sale of shares (ii)	(346)	434	-
Change of tax rate (i)	4,947	396	(415)
Non-taxable profit	-	131	115
Non-deductible expenses	(8)	(670)	(253)
Others	92	(25)	289
Income tax from continuing operations	(233)	(2,713)	(5,785)

(i)
Corresponds mainly to holding companies in the Operations Center in Israel.
(ii)
As of June 30, 2018 corresponds to the effect of applying the changes in the tax rates applicable in accordance with the tax reform explained above, being Ps. 405 the effect of the rate change in US and Ps. 4,542 the effect of the rate change in Argentina. As of June 30, 2017 and 2016, the rate change was in Israel.
(iii)
Corresponds mainly to Cresud.

Deferred tax assets and liabilities of the Group as of June 30, 2018 and 2017 will be recovered as follows:

	06.30.18	06.30.17
Deferred income tax assets to be recovered after more than 12 months	7,373	7,249
Deferred income tax assets to be recovered within 12 months	1,526	431
Deferred income tax assets	8,899	7,680

	06.30.18	06.30.17
Deferred income tax liabilities to be recovered after more than 12 months	(33,463)	(19,522)
Deferred income tax liabilities to be recovered within 12 months	(320)	(9,652)
Deferred income tax liabilities	(33,783)	(29,174)
Total deferred income tax (liabilities) assets, net	(24,884)	(21,494)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2018 and 2017, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At the beginning	Business combinations and reclassification to other assets held for sale (i)	Foreign exchange gain	Charged to the Statement of Income (ii)	Reserve for changes of non-controlling interest	Deconsolidation (see Note 4 (l))	Use of tax loss carry-forwards	At the end
June 30, 2018
Assets
Trade and other payables	2,031	-	534	(588)	-	-	-	1,977
Tax loss carry-forwards	4,380	1	887	604	(15)	-	-	5,857
Others	1,269	-	599	(385)	-	(418)	-	1,065
Subtotal assets	7,680	1	2,020	(369)	(15)	(418)	-	8,899
Liabilities
Investment properties and property, plant and equipment	(24,652)	(14)	(6,862)	(232)	-	2,445	(63)	(29,378)
Trading properties	(99)	-	(73)	20	-	-	-	(152)
Biological assets	(150)	-	7	(16)	-	-	-	(159)
Trade and other receivables	(305)	-	-	(81)	-	-	-	(386)
Investments	(9)	-	(2)	(26)	-	-	-	(37)
Intangible assets	(2,682)	-	125	430	-	781	-	(1,346)
Inventories	(66)	-	(35)	11	-	-	-	(90)
Others	(1,211)	-	(1,354)	330	-	-	-	(2,235)
Subtotal liabilities	(29,174)	(14)	(8,194)	436	-	3,226	(63)	(33,783)
(Liabilities) / Assets, net	(21,494)	(13)	(6,174)	67	(15)	2,808	(63)	(24,884)

	At the beginning	Business combinations and reclassification to other assets held for sale (i)	Foreign exchange gain	Charged to the Statement of Income (ii)	Reclassification of opening amounts	Use of tax loss carry-forwards	At the end
June 30, 2017
Assets
Trade and other payables	1,787	-	284	(40)	-	-	2,031
Tax loss carry-forwards	4,385	-	552	(386)	-	(171)	4,380
Others	1,245	(47)	139	(68)	-	-	1,269
Subtotal assets	7,417	(47)	975	(494)	-	(171)	7,680
Liabilities
Investment properties and property, plant and equipment	(21,060)	-	(1,948)	(1,703)	59	-	(24,652)
Trading properties	(120)	-	(24)	45	-	-	(99)
Biological assets	(176)	-	-	26	-	-	(150)
Trade and other receivables	(143)	(7)	-	(155)	-	-	(305)
Investments	(10)	-	1	-	-	-	(9)
Intangible assets	(2,860)	-	(312)	490	-	-	(2,682)
Inventories	(54)	-	(10)	(2)	-	-	(66)
Others	(949)	36	(122)	(176)	-	-	(1,211)
Subtotal liabilities	(25,372)	29	(2,415)	(1,475)	59	-	(29,174)
(Liabilities) / Assets, net	(17,955)	(18)	(1,440)	(1,969)	59	(171)	(21,494)

(i) Includes Ps. 6 for business combination (Note 4) and Ps. 12 for reclassification to assets held for sale (Note 34).
(ii) Includes a rate change effect of Ps. 4,947 (profit).

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years, while in Israel they do not expire. Tax loss carry forward in Bolivia expire within 3 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%

As of June 30, 2018, the Group's recognized tax loss carry forward prescribed as follows:

Jurisdiction	06.30.18	Date of generation	Due date
Argentina	49	2014	2019
Argentina	77	2015	2020
Argentina	98	2016	2021
Argentina	141	2017	2022
Argentina	7,460	2018	2023
Bolivia	127	2017	2022
Bolivia	13	2017	2020
Bolivia	47	2018	2021
Brazil	973	2008-2018	Do not expire
Do not prescribe	1,404
Total cumulative tax loss carry-forwards	10,389

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group assesses the realizability of deferred income tax assets, by considering whether it is probable that some portion or all of the deferred income tax assets will not be realized. In order to make this assessment, Management considers the scheduled reversal of deferred income tax liabilities, projected business and tax planning strategies.

Deferred tax assets from the Cresud, Company's management strategy for the recoverability of the recorded tax loss carryforward involves the purchase and / or development of fields in marginal or high-potential areas of appreciation and the periodic realization of those properties that are estimated to have reached their maximum appreciation potential. Additionally, a corporate reorganization is estimated where Cresud contributes the total of the remaining fields to a controlled company in the fiscal year 2023 through a taxable transaction. As of June 30, 2018, the estimated year of that transaction coincides with the statute of limitation of the tax loss carryforward Ps. (1,113).

On this basis, it is estimated that as of June 30, 2018, all deferred tax assets and tax credits will be realized.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of Ps. 133,388 and Ps. 131,849 as of June 30, 2018 and 2017, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 1,722 and Ps. 1,792 as of June 30, 2018 and 2017, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

On June 30, 2018 and 2017, the Group recognized a deferred liability in the amount of Ps. 623 and Ps. 857, respectively, related to the potential future sale of one of its subsidiaries shares

IDBD and DIC assess whether it is necessary to recognize deferred tax liabilities for the temporary differences arising in relation to its investments in subsidiaries; in this respect, IDBD, DIC and PBC estimate that if each of them is required to dispose of its respective holdings in subsidiaries, they would not be liable to income tax on the sale and, for such reason, they did not recognize the deferred tax liabilities related to this difference in these Consolidated Financial Statements.

The Group has assessed that the sale of Ispro is probable in the near future, so the corresponding deferred liability has been recognized in these Consolidated Financial statements. This investment does not comply with the requirements of IFRS 5 for classification as held for sale.

23.
Leases

The Group as lessee

Operating leases

In the ordinary course of business, the Group enters into several operating lease agreements. Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. Rent expense for the years ended as of June 30, 2018, 2017 and 2016 amounted to Ps. 199.7, Ps. 126.5 and Ps. 79.7, respectively and is included in the line item "Costs" in the Statement of Income

The Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense paid for the years ended as of June 30, 2018, 2017 and 2016 amounted to Ps. 41.1, Ps. 9.8 and Ps. 4.5, respectively and is included in the line item "Costs" in the Statement of Income.

The Group leases property or spaces for administrative or commercial use both in Argentina and in Israel, under operating leases. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 31). The amounts involved are not material for any of the periods filed.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	06.30.18	06.30.17	06.30.16
No later than 1 year	2,586	3,025	3,907
Later than 1 year and not later than 5 years	5,000	8,309	6,859
More than 5 years	1,205	2,472	2,254
	8,791	13,806	13,020

Finance leases

The Group is party to several financial lease agreements, mainly of equipment for administrative use in the ordinary course of business. The amounts involved do not prove material to any of the fiscal years under review.

The Group as lessor

Operating leases (Shopping malls, offices and other buildings)

In the segments Shopping malls and Offices and Others in the Operations Center in Argentina and in the segment Real Estate of the Operations Center in Israel, the Group enters into operating lease agreements typical in the business. Given the diversity of properties and lessees, and the various economic and regulatory jurisdictions where the Group operates, the agreements may adopt different forms, such as fixed, variable, adjustable leases, etc. For example, in the Operations Center in Argentina, operating lease agreements with lessees of Shopping malls generally include escalation clauses and contingent payments. In Israel, agreements tend to be agreed upon for fixed amounts, although in some cases they may include adjustment clauses. Income from leases are recorded in the Statement of Income under rental and service income in all of the filed periods.

Rental properties are considered to be investment property. Book value is included in Note 9. The future minimum proceeds generated from non-cancellable operating leases from Group’s Shopping malls, offices and other buildings are as follows:

	06.30.18	06.30.17	06.30.16
No later than 1 year	5,097	4,437	3,137
Later than 1 year and not later than 5 years	22,945	12,451	13,361
More than 5 years	8,377	4,632	4,247
	36,419	21,520	20,745

Operating leases (Farmlands)

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased or based on a fixed amount in dollars per hectare leased.

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	06.30.18	06.30.17	06.30.16
No later than 1 year	27	6	14
Later than 1 year and not later than 5 years	72	-	-
More than 5 years	8	-	-
	107	6	14

Finance leases:

The Group does not act as a lessor in connection with finance leases.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

24.
Revenues

	06.30.18	06.30.17	06.30.16
Beef	1,897	1,324	966
Crops	2,148	1,244	1,015
Sugarcane	757	355	294
Cattle	282	123	80
Supplies	166	112	63
Dairy	91	97	65
Consignment	98	250	116
Advertising and brokerage fees	153	98	66
Agricultural rental and other services	306	139	45
Income from agricultural sales and services	5,898	3,742	2,710
Trading properties and developments	1,818	1,454	191
Communication services	14,392	11,959	4,956
Sale of communication equipment	4,955	4,006	1,844
Rental and services	10,671	8,536	5,197
Hotel operations, tourism services and others	1,252	1,049	724
Total revenues	38,986	30,746	15,622

25.
Costs

	06.30.18	06.30.17	06.30.16
Other operative costs	12	10	9
Cost of property operations	12	10	9
Beef	1,759	1,234	837
Crops	1,765	1,167	889
Sugarcane	754	352	263
Cattle	297	155	126
Supplies	148	105	58
Dairy	65	87	61
Consignment	25	11	6
Advertising and brokerage fees	136	100	67
Agricultural rental and other services	188	78	28
Costs of agricultural sales and services	5,137	3,289	2,335
Trading properties and developments	1,748	1,451	166
Communication services	10,540	8,471	3,304
Sale of communication equipment	3,359	2,716	1,304
Rental and services	3,046	2,744	1,843
Hotel operations, tourism services and others	938	649	419
Total costs	24,780	19,330	9,380

26.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2018, 2017 and 2016.

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 06.30.18
Leases, services charges and vacant property costs	2	59	18	136	215
Depreciation and amortization	172	2,266	584	914	3,936
Doubtful accounts	-	2	-	271	273
Advertising, publicity and other selling expenses	-	270	6	1,307	1,583
Taxes, rates and contributions	21	336	96	312	765
Maintenance and repairs	47	1,733	173	99	2,052
Fees and payments for services	6	2,121	924	76	3,127
Director's fees	-	-	302	-	302
Food, beverage and other lodging expenses	-	86	-	-	86
Payroll and social security liabilities	241	2,754	1,934	1,525	6,454
Cost of sale of goods and services	-	5,133	-	-	5,133
Cost of sale of agricultural products and biological assets	(14)	2,552	-	-	2,538
Supplies and labors	1,809	1,884	1	11	3,705
Freights	21	1	-	330	352
Bank commissions and expenses	-	38	12	9	59
Conditioning and clearance	-	-	-	59	59
Travel, library expenses and stationery	15	3	8	3	29
Interconnection and roaming expenses	-	2,066	-	-	2,066
Fees to other operators	-	2,576	-	-	2,576
Others	352	900	356	254	1,862
Total expenses by nature as of 06.30.18	2,672	24,780	4,414	5,306	37,172

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 06.30.17
Leases, services charges and vacant property costs	2	142	27	8	179
Depreciation and amortization	55	1,882	526	1,055	3,518
Doubtful accounts	-	-	-	209	209
Advertising, publicity and other selling expenses	-	284	-	1,085	1,369
Taxes, rates and contributions	17	238	30	260	545
Maintenance and repairs	36	1,471	107	5	1,619
Fees and payments for services	8	3,642	714	50	4,414
Director's fees	-	-	234	-	234
Food, beverage and other lodging expenses	-	88	4	-	92
Payroll and social security liabilities	122	2,229	1,491	1,177	5,019
Cost of sale of goods and services	-	4,181	-	-	4,181
Cost of sale of agricultural products and biological assets	-	1,301	-	-	1,301
Supplies and labors	1,716	1,313	-	7	3,036
Freights	22	1	-	249	272
Bank commissions and expenses	1	14	9	5	29
Conditioning and clearance	-	-	-	48	48
Travel, library expenses and stationery	16	20	9	1	46
Interconnection and roaming expenses	-	-	-	-	-
Fees to other operators	-	-	-	-	-
Others	-	2,524	477	344	3,345
Total expenses by nature as of 06.30.17	1,995	19,330	3,628	4,503	29,456

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 06.30.16
Leases, services charges and vacant property costs	1	54	9	1	65
Depreciation and amortization	67	745	261	539	1,612
Doubtful accounts	-	-	62	10	72
Advertising, publicity and other selling expenses	-	282	-	489	771
Taxes, rates and contributions	13	226	20	225	484
Maintenance and repairs	24	681	76	4	785
Fees and payments for services	5	880	437	39	1,361
Director's fees	-	-	201	-	201
Food, beverage and other lodging expenses	-	-	-	-	-
Payroll and social security liabilities	90	1,586	718	516	2,910
Cost of sale of goods and services	-	1,558	-	-	1,558
Cost of sale of agricultural products and biological assets	-	1,674	-	2	1,676
Supplies and labors	1,011	54	-	1	1,066
Freights	13	1	-	145	159
Bank commissions and expenses	-	10	7	4	21
Conditioning and clearance	-	-	-	30	30
Travel, library expenses and stationery	12	4	6	1	23
Interconnection and roaming expenses	-	-	-	-	-
Fees to other operators	-	-	-	-	-
Others	-	1,625	153	167	1,945
Total expenses by nature as of 06.30.16	1,236	9,380	1,950	2,173	14,739

(i) Includes Ps. 12, Ps. 10 and Ps. 9 of other agricultural operating costs as of June 30 2018, 2017 and 2016, respectively.

27.
Other operating results, net

	06.30.18	06.30.17	06.30.16
Gain / (Loss) from commodity derivative financial instruments	28	93	(87)
Gain from disposal of associates (i)	311	1	4
Fair value of interest held before business combination (iv)	510	8	-
Currency translation adjustment reversal (ii)	-	41	100
Gain / (Loss) from agreement with TGLT	32	(27)	-
Contingencies (iii)	399	(25)	20
Donations	(67)	(123)	(58)
Others	(61)	(96)	(89)
Total other operating results, net	1,152	(128)	(110)

(i) Includes the gain from of the sale of the Group’s equity interest in Cloudyn for Ps. 252. As of June 30, 2017, it pertains to the reversal of the cumulative translation adjustment generated by IMadison, a subsidiary liquidated during that fiscal year. As of June 30, 2016, Ps. 143 correspond to the reversal of the cumulative translation adjustment before the business combination with IDBD and Ps. 9 to the reversal of the reserve of the cumulative translation adjustment generated in Rigby following the dissolution of the Company.
(ii) As of June 30, 2018, includes the favorable ruling of a trial in the Operations Center in Israel for an amount of approximately Ps. 435. Includes legal costs and expenses Includes legal costs and expenses related to the investment in Ma’ariv.
(iii) See Note 4.(b).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Financial results, net

	06.30.18	06.30.17	06.30.16
Financial income
Interest income	814	755	657
Foreign exchange gains	1,102	232	721
Dividends income	82	68	72
Other financial income	-	-	-
Total financial income	1,998	1,055	1,450
Financial costs
Interest expenses	(8,259)	(6,351)	(2,688)
Loss on debt swap (Note 21)	(2,228)	-	-
Foreign exchange losses	(15,365)	(1,780)	(3,986)
Other financial costs	(431)	(808)	(677)
Less: capitalized financial costs	74	3	-
Total financial costs	(26,209)	(8,936)	(7,351)
Other financial results:
Fair value gains of financial assets and liabilities at fair value through profit or loss	623	3,026	(1,247)
Loss from repurchase of Non-convertible notes	-	(31)	(39)
(Loss) / Gain from derivative financial instruments (except commodities)	(324)	146	1,108
Gain on the revaluation of receivables arising from the sale of farmland	85	37	33
Total other financial results	384	3,178	(145)
Total financial results, net	(23,827)	(4,703)	(6,046)

29.
Earnings per share

(a)
Basic

Basic earnings per share amounts are calculated in accordance with IAS 33, by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	06.30.18	06.30.17	06.30.16
Profit for the year from continuing operations attributable to equity holders of the parent	(772)	1,050	4,951
Profit for the year from discontinued operations attributable to equity holders of the parent	6,164	461	216
Profit for the year attributable to equity holders of the parent	5,392	1,511	5,167
Weighted average number of ordinary shares outstanding	497	498	495
Basic earnings per share	10.86	3.04	10.44

(b)
Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2018, 2017 and 2016 the Group holds treasury shares associated with incentive plans with potentially dilutive effect, therefore, diluted earnings per share is as follows:

	06.30.18	06.30.17	06.30.16
Profit for the year from continuing operations attributable to equity holders of the parent	(772)	1,050	4,951
Profit for the year from discontinued operations attributable to equity holders of the parent	6,164	461	216
Profit for the year per share attributable to equity holders of the parent	5,392	1,511	5,167
Weighted average number of ordinary shares outstanding	516	500	502
Diluted earnings per share	10.44	3.02	10.30

30.
Employee benefits and share-based payments

Incentive Plan

The Group has an equity incentive plan, created in September 30, 2011, which aims at certain selected employees, directors and top management of the Company, IRSA and IRSA CP (the “Participants”). Participation in the plan is voluntary and employees are invited to participate by the Board.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Under the Incentive Plan, entitle the Participants to receive shares ("Contributions") of the Company and IRSA, based on a percentage of their annual bonus for the years 2011, 2012 and 2013, providing they remain as employees of the Company for at least five years, among other conditions, required to qualify such Contributions (except in case of disability or death, where there is no time limit). Contributions shall be held by the Company and IRSA, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants only when the employees retire from the Company. In spite of this, the economic rights of the shares in the portfolio assigned to said participants will be received by them.

As of June 30, 2018, 2017 and 2016, a reserve has been set up under Shareholders’ equity as a result of this Incentive Plan for Ps. 114, Ps. 113 and Ps. 102, respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary leaves the Group before the term and/or the conditions required to qualify for the benefits of said plan are met at each fiscal year-end.

For the fiscal years ended June 30, 2018, 2017 and 2016, the Group has incurred a charge related to the Incentive Plan of Ps. 11.5, Ps. 18.4 and Ps. 25.1, respectively. As of June 30, 2018, total cost was recorded considering that the vesting period has elapsed. The total cost not recognized as of June 30, 2017 and 2016 was Ps. 8.1 and Ps. 27.3, respectively.

During the fiscal years ended June 30, 2018, 2017 and 2016, the Group granted 0.34, 0.4 and 1 million shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows

	06.30.18	06.30.17	06.30.16
At the beginning	5,834,676	6,324,737	7,613,638
Granted	(349,482)	(443,839)	(1,028,766)
Disposals	-	(46,222)	(260,135)
At the end	5,485,194	5,834,676	6,324,737

The fair value determined at the time of granting the plan after obtaining all the corresponding authorizations was Ps. 23.5 per share of IRSA and Ps. 16.45 per share of Cresud. This fair value was estimated by taking into account the market price of the shares of the Company on said date.

Defined contribution plan

The Group operates a defined contribution plan (the “Plan”) which covers certain selected managers from Argentina. The Plan was effective as from January 1, 2006. Participants can make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and up to 15% of their annual bonus (“Extraordinary Contributions”). Under the Plan, the Group matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

All contributions are invested in funds administered outside of the Group. Participants or their assignees, as the case may be, will have access to the 100% of the Company contributions under the following circumstances:

 (i) ordinary retirement in accordance with applicable labor regulations;
(ii) total or permanent incapacity or disability;
(iii) death.

In case of resignation or termination without fair cause, the manager will receive the Group’s contribution only if he or she has participated in the Plan for at least 5 years.

Contributions made by the Group under the Plan amount to Ps. 32 and Ps. 21 for the fiscal years ended June 30, 2018 and 2017, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Share base plans associated with certain key members of the management - Israel

DIC and Cellcom have granted an options benefit plans to key management personnel. For the years ended June 30, 2018, 2017 and 2016, the Group has incurred an expense in relation to said benefit plans of Ps. 40.6, Ps. 15.9 and Ps. 21.3, respectively.

The following table shows the detail of the options pending at year-end:

	DIC	Cellcom
Exercise price range of outstanding options	NIS 2.92-8	NIS 25.65-51.48
Average price of outstanding options	NIS 6.46	NIS 28.3
Amount of outstanding options	4,745,090	918,665
Average remaining useful life	4.75 years	1.61 years

The fair value of the options was calculated according to the Black-Scholes method, which included assumptions such as the value of the share at the date of granting the plan, expected volatility, expected life of the option or the risk-free rate.

Employee benefits - Israel

Benefits to hired employees include post-employment benefits, retirement benefits, share-based plans and other short and long-term benefits. The Group’s liabilities in relation to severance pay and/or retirement benefits of Israeli employees are calculated in accordance with Israeli laws.

	June 30, 2018	June 30, 2017	June 30, 2016
Present value of unfunded obligations	316	673	572
Present value of funded obligations	371	1,789	1,070
Total present value of defined benefits obligations (post-employment)	687	2,462	1,642
Fair value of plan assets	(592)	(1,703)	(1,101)
Recognized liability for defined benefits obligations	95	759	541
Liability for other long-term benefits	15	4	148
Total recognized liabilities	110	763	689
Assets designed for payment of employee benefits	-	-	(4)
Net position from employee benefits	110	763	685

Stock option plan – Brasilagro

On August 11, 2010, the Board of Directors approved the creation of the Stock Option Program, authorizing the Company’s Board to grant stock options to the beneficiaries then elected. The Plan established the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options.

The stock options to be granted according to the Plan may grant rights on the number of shares no greater, at any time, than the maximum and cumulative amount of 2% of Company shares, respecting the minimum price of the average quote of Brasilagro shares on the São Paulo Stock Exchange (BOVESPA), weighted by the volume of trading on the last thirty floors prior to the option grant.

The following table shows the changes in the stock option plan:

	Second tranche	Third tranche	Total
Valid as of July 1, 2017	109,054	109,054	109,054
Exercised	(109,054)	(109,054)	(109,054)
Exercises as of June 30, 2018	-	-	-

On September 27, 2017, the Company received notice of the exercise of all the stock options under the Second and Third Program, totaling 109,054 stock options at the exercise price of Ps. 42.28 per share, and 109,054 purchase options at the exercise price of Ps. 43.67 per shares, corresponding to the total amount of Ps. 9,373.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consequent to the notice of exercise of stock options by the beneficiary, the Company transferred to the beneficiary the number of shares equivalent to the number of options informed, as applicable, and the shares to be transferred by the Company are currently held in treasury. The beneficiary, in turn, paid the exercise price in cash after the transfer of shares.

Employee long-term incentive - Brasilagro

On October 2, 2017, the Shareholders approved the creation of the Long Term Incentive Plan based on Shares (or "ILPA Plan"). By the terms of the ILPA Plan, participants will be entitled to receive a number of shares if they remain in the Company during certain period of time and comply with certain key performance indicators ("KPIs"). The terms of the ILPA Plan determine that the Board of Directors will have broad powers to implement the ILPA Plan and take all necessary measures for its implementation.

The shares to be granted under the ILPA Plan may not exceed at any time the maximum and cumulative amount of 2% of the shares issued by the Company.

The first award of incentives was approved by the Board of Directors on June 18, 2018, the date on which the First ILPA Program was approved and the beneficiaries, the number of shares to be delivered, the vesting period and the KPIs to be reached were defined.

The vesting period for the first ILPA Program is between October 2, 2017 and October 2, 2019 and the participants were selected among those who acted as company’s employees at the beginning of the vesting period considering their position in the company and its related remuneration as of that date.

Certain KPIs must be achieved for shares to be delivered to participants, in addition to remain in the Company until the end of the vesting period. One of the KPIs is to reach a certain percentage of valuation in the price of AGRO3 shares during the vesting period: If this percentage is not reached, the participants will not be entitled to receive any share. In the event that the KPI for the valuation of the shares is fulfilled, the number of shares to be delivered will vary in 3 ranges depending on the level of achievement of another 3 KPI, in addition to being adjusted by the dividends per share distributed during the vesting period, as well as an increase in a fixed amount if the value of the share is above the floor value.

The fair value of the benefit was estimated at Ps. 65.87. In the initial measurement of the fair value of the benefit, the price of the AGRO3 per share was considered on the date of granting and the probable quotation of the share price is projected at the end of the vesting period based on the past performance of the price per share in a period of 1 year and 4 months (compatible with the period between the granting in June 2018 and the end of the vesting period in October 2018). Considering the volatility of the AGRO3 share, the probability of the price per share at the end of the vesting period was determined to reach the value necessary to comply with the KPI.

The maximum number of shares to be issued is 447,127 (granted on June 18, 2018 and available on June 30, 2018). During the period, there were no cancellations or shares issued to the beneficiaries and the amount of shares will be adjusted by the dividends per share distributed during the vesting period.

To determine the number of shares and the amount of the remuneration expense, the Company determines for each year the estimated amount of shares to be delivered based on its best estimate of the amount of each of the 3 KPIs which do not depend on the price of the shares and the dividends to be paid in the same vesting period. The amount of the expense is adjusted based on said estimate and the effects recognized prospectively. The estimated expense is recognized as of the granting in June 2018 ratably during the vesting period between October 2, 2017 and October 2, 2019. For the year ended June 30, 2018 an amount of Ps. 6,203 was recorded as an expense.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Related party transactions

In the normal course of business, the Group conducts transactions with different entities or parties related to it.

As mentioned in Note 4, on October 11, 2015, the Group took over IDBD. Before takeover, the Group had entered into certain transactions with IDBD as associate, mainly related to the subscription of warrants and/or capital contributions, but had not conducted commercial transactions. See Note 4 for further information related to investment in IDBD.

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

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of the senior management participate in defined contributions and share-based incentive plans that are described in Note 30, respectively.

Corporate Service Agreement with IRSA and IRSA CP

Given that the operating areas of our Company, IRSA and IRSA CP share certain characteristics of affinity, the Board considered it was convenient to implement alternatives that allows to reduce certain fixed costs, with the aim of reducing their incidence on the operating results, building on and enhancing the individual efficiencies of each of the companies in the different areas that form part of operational management.

For this purpose, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services ("Framework Agreement") was signed by IRSA, Cresud and IRSA CP, which was modified afterwards on the following dates: August 23, 2007; August 14, 2008; November 27, 2009; March 12, 201; July 11, 2011; October 15, 2012; November 12, 2013; February 24, 2014; February 18, 2015; November 12, 2015; May 5, 2017 and June 29, 2018.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Under this Framework Agreement, corporate services are provided in the following areas: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance, Shared Services Center, Administration for the Real Estate Business, Board of Directors, Human Resources for the Real Estate Business, Security, Corporate Legal department, Corporate Environment and Quality department, Technical Management, Infrastructure and Purchasing, Investments, Government Affairs, Hotels, Fraud Prevention, Bolívar, Attorneys, Audit Committee, Security.

Pursuant to this agreement, the companies hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of determining the amount of corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

It should be noted that the operations indicated above allows Cresud, IRSA and IRSA CP to keep our strategic and commercial decisions fully independent and confidential, with a cost and profit allocation on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the companies.

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

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the employees. The main members of Fundación IRSA's Board of Directors are Eduardo S. Elsztain (President), Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by us, IRSA and IRSA CP. Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA.

Fundación Museo de los Niños acts as special vehicle for the development of "Museo de los Niños, Abasto" and "Museo de los Niños, Rosario". On October 29, 1999, our shareholders approved the award of the agreement “Museo de los Niños, Abasto” to Fundación Museo de los Niños.

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

Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, at which Saúl Zang is a partner and sits at the Board of Directors of the Group companies.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Loan between Dolphin and IDBD

As described in Note 7 to this Consolidated Financial Statements Dolphin has granted a series of subordinated loans to IDBD (“the debt”). This debt has the following characteristics: i) it is subordinated, even in the case of insolvency, to all current or future debts of IDBD; (ii) will be reimbursed after payment of all the debts to their creditors; (iii) accrues interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (iv) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (v) as from January 1, 2016, Dolphin has the right, at its own discretion, to convert the debt balance into IDBD shares, at that time, whether wholly or partially, including the interest accrued over the debt until that date; (vi) if Dolphin opts to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, it will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined by mutual consent and, in the event of a lack of consent, will be set by the President of the Institute of Certified Public Accountants in Israel.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

San Bernardo lease

We lease a rural establishment in the Province of Córdoba, which is owned by San Bernardo de Córdoba S.A. (previously denominated Isaac Elsztain e hijos S.C.A.) pursuant to a lease agreement entered into in August 2015, for a fraction of 12,600 hectares.

The consideration for the lease was agreed at an amount equal to 3.5 kg of beef per hectare. For computation purposes the price per kilo of beef reported in the webpage of the Mercado de Hacienda de Liniers (Cattle Market) is considered. In addition, a productivity premium was agreed equal to 15% of the excess over 240,000 kilograms of cattle in the establishment.

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

As regards the Consulting Agreement, in consideration for its services we pay CAMSA an annual fee equal to 10% of our annual net income after tax. During fiscal year 2018, income for Ps. 554 was recognized in this respect, Ps. 80 of which has been paid as of June 30, 2018.

The Consulting Agreement can be revoked by any of the parties upon prior written notice that should not exceed 60 days. If we revoke the Consulting Agreement without cause, we will be liable to pay CAMSA twice the average fee amounts paid for management services during the two fiscal years preceding such revocation.

The following is a summary presentation of the balances with related parties as of June 30, 2018 and 2017:

Item	06.30.18	06.30.17
Trade and other payables	(1,467)	(1,134)
Borrowings	(10)	(11)
Trade and other receivables	768	1,621
Investments in Financial Assets	135	-
Total	(574)	476

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	06.30.18	06.30.17	Description of transaction
Agrofy S.A.	1	13	Other receivables
Agro Uranga S.A.	-	8	Dividends receivables
	27	-	Sale of goods and / or services receivable
	(1)	-	Futures and options payable
New Lipstick LLC	7	5	Reimbursement of expenses receivable
	585	-	Loans granted
Condor	135	-	Public companies securities
	-	8	Dividends receivables
Cresca S.A.	-	168	Credits granted
	(11)	-	Other liabilities
Manibil S.A.	72	84	Contributions in advance
Other associates and joint ventures (i)	3	4	Leases and/or rights of use receivable
	(1)	(1)	Leases and/or rights of use payable
	-	(5)	Commissions payable
	-	(1)	Advertising spaces payable
	-	1	Management fees receivable
	-	3	Other credits
	1	1	Shared-based compensation receivable
	(10)	(11)	Loans payable
	7	-	Loans granted
	(3)	-	Sale of goods and / or services payable
	5	8	Reimbursement of expenses
	(1)	(1)	Reimbursement of expenses payable
Total associates and joint ventures	816	284

CAMSA and its subsidiaries	(1,351)	(1,020)	Fees payable
	2	5	Reimbursement of expenses receivable
	-	(3)	Reimbursement of expenses payable
LRSA	29	29	Leases and/or rights of use receivable
	(1)	-	Reimbursement of expenses payable
	-	-	Canon receivable
	7	-	Dividends receivables
Real Estate Strategies LP	19	-	Dividends receivables
	2	-	Reimbursement of expenses
Taaman	-	(24)	Leases and/or rights of use payable
Willifood	-	(29)	Financial operations payable
Other related parties (ii)	(11)	-	Other liabilities
	-	-	Other receivables
	(2)	(4)	Legal services payable
	1	1	Leases and/or rights of use receivable
Total other related parties	(1,305)	(1,045)
IFISA	-	1,283	Financial operations receivable
Total Parent Company	-	1,283
Directors and Senior Management	(85)	(46)	Fees payable
Total Directors and Senior Management	(85)	(46)
Total	(574)	476

(i) Includes Agrofy Global, BHSA, Lipstick, Tarshop, Mehadrin, Austral Gold Ltd., Cyrsa S.A., NPSF, Puerto Retiro, Shufersal and Quality.
(ii) Includes Estudio Zang, Bergel & Viñes, Lartiyrigoyen, SAMSA and Museo de los Niños.

 The following is a summary of the results with related parties for the years ended June 30, 2018, 2017 and 2016:

Related party	06.30.18	06.30.17	06.30.16	Description of transaction
Adama	-	16	16	Sale of goods and/or services
Agrofy S.A.	-	3	-	Management fees / Directory
	6	3	-	Financial operations
Agro-Uranga S.A.	2	3	3	Sale of goods and/or services
Banco de Crédito y Securitización S.A.	17	1	6	Leases and/or rights of use
	-	39	21	Financial operations
Condor	119	235	122	Financial operations
Tarshop S.A.	-	14	12	Leases and/or rights of use
ISPRO-MEHADRIN	-	-	57	Sale of goods and/or services
	117	-	-	Corporate services
Other associates and joint ventures	27	15	3	Leases and/or rights of use
	4	4	3	Fees and remunerations
	37	-	-	Corporate services
	1	4	(9)	Financial operations
Total associates and joint ventures	330	337	234
CAMSA and its subsidiaries	(554)	(200)	(534)	Management fee
	-	1	-	Leases and/or rights of use
Taaman	157	-	-	Corporate services
Willi-Food International Ltd.	134	-	-	Corporate services
Other related parties (i)	12	18	(3)	Leases and/or rights of use
	(10)	-	-	Fees and remunerations
	4	-	-	Corporate services
	(2)	(6)	(6)	Legal services
	26	-	-	Financial operations
	(13)	(9)	(8)	Donations
Total other related parties	(246)	(196)	(551)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	06.30.18	06.30.17	06.30.16'	Description of transaction
IFISA	56	13	39	Financial operations
Total Parent Company	56	13	39
Directors	(10)	(126)	(156)	Compensation of Directors and senior management
	(203)	-	-	Fees and remunerations
Senior Management	(26)	(7)	(16)	Compensation of Directors and senior management
Total Directors and Senior Management	(239)	(133)	(172)
Total	(99)	21	(450)

(i)
Includes Estudio Zang, Bergel & Viñes, Isaac Elsztain e Hijos S.C.A., San Bernando de Córdoba S.A., Fundación IRSA, Hamonet, BHN Sociedad de Inversión, BACS Administradora de Activos S.A., BHN Seguros Generales S.A. and BHN Vida S.A.

The following is a summary of the transactions with related parties for the years ended June 30, 2018 and 2017:

Related party	06.30.18	06.30.17	Description of transaction
Agrofy Global	31	10	Irrevocable contributions
Avenida Inc.	7	-	Irrevocable contributions
Manibil	45	38	Irrevocable contributions
Open Legacy	17	-	Irrevocable contributions
PBEL	-	8	Irrevocable contributions
PBS-Romania	-	7	Irrevocable contributions
Puerto Retiro	-	2	Irrevocable contributions
Quality	39	3	Irrevocable contributions
Ramat Hanassi	9	102	Irrevocable contributions
Secdo / SixGill	34	-	Irrevocable contributions
Secured Touch	5	-	Irrevocable contributions
Total contributions	187	170
Inversiones Financieras del Sur S.A. (Note 4)	122	1	Dividends paid
Total dividends paid	122	1
Agro-Uranga S.A.	30	21	Dividends received
Aviareps	-	36	Dividends received
Baicom	-	1	Dividends received
Banco Hipotecario	60	-	Dividends received
Condor	55	22	Dividends received
Cyrsa S.A.	-	7	Dividends received
Emco	91	101	Dividends received
La Rural S.A.	34	9	Dividends received
Manaman	25	36	Dividends received
Manibil	-	19	Dividends received
Nuevo Puerto Santa Fe S.A.	9	12	Dividends received
Ramat Hanassi	20	-	Dividends received
Tourism & Recreation Holdings Ltd.	25	7	Dividends received
Total dividends received	349	271
Inversiones Financieras del Sur S.A.	1,968	-	Acquisition of non-controlling interest
Total other transactions	1,968	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

32.
Cost of goods sold and services provided

Description	Biological assets	Agricultural inventories	Rentals and other agricultural services	Subtotal agricultural sales and services	Trading properties and developments	Communication services	Telephones and communication equipment	Rental and services	Good for resale	Hotel operations, tourism services and others (i)	Total as of 06.30.18	Total as of 06.30.17	Total as of 06.30.16
Inventories as of 06.30.17	760	776	-	1,536	5,783	-	320	-	3,873	67	11,579	9,441	1,064
Acquisition for business combination	-	-	-	-	-	-	-	-	380	-	380	-	4,575
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	56	483	-	539	-	-	-	-	-	-	539	(109)	(30)
Changes in net realizable value of agricultural products after harvest	-	243	-	243	-	-	-	-	-	-	243	(112)	139
Capitalized finance costs	-	-	-	-	11	-	-	-	-	-	11	-	-
Decrease due to harvest	-	2,582	-	2,582	-	-	-	-	-	-	2,582	1,877	1,234
Purchases and classifications	160	1,614	-	1,774	-	-	3,453	-	44,485	96	49,808	37,494	3,014
Consume	(47)	64	-	17	-	-	-	-	-	-	17	(819)	(622)
Additions	-	-	-	-	1,870	-	-	-	-	227	2,097	1,236	13,659
Deconsolidation (Note 4.(l))	-	-	-	-	-	-	-	-	(50,717)	(25)	(50,742)	(35,433)	(14,018)
Transfers	-	-	-	-	(344)	-	-	-	-	-	(344)	27	317
Expenses incurred	346	251	349	946	28	10,484	-	3,046	-	6,220	20,724	18,429	7,654
Cumulative translation adjustment	92	133	-	225	3,652	56	178	-	1,979	11	6,101	2,718	2,881
Inventories as of 06.30.18	(1,030)	(1,695)	-	(2,725)	(9,252)	-	(592)	-	-	(37)	(12,606)	(11,579)	(9,441)
Costs as of 06.30.18	337	4,451	349	5,137	1,748	10,540	3,359	3,046	-	6,559	30,389	-	-
Costs as of 06.30.17	176	2,924	189	3,289	1,419	8,467	2,716	2,835	-	4,444	-	23,170	-
Costs as of 06.30.16	137	2,097	101	2,335	166	3,304	1,304	1,888	-	1,429	-	-	10,426

(i) Includes the cost of goods sold from IDBD Tourism which is disclosed as discontinued operations for an amount of Ps. (5,621), Ps. (3,850) and Ps. (1,055) as of June 30, 2018, 2017 and 2016, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

33.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.18	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.17
Assets
Restricted assets
US Dollar	-	-	-	2	16.53	41
Total restricted assets			-			41
Trade and other receivables
US Dollar	74	28.75	2,115	60	16.53	995
Euros	5	33.54	178	9	18.85	172
Chilean Pesos	91	0.04	4	-	-	-
Trade and other receivables related parties
US Dollar	48	28.75	1,366	45	16.53	747
Total Trade and other receivables			3,663			1,914
Investment in financial assets
US Dollar	133	28.75	3,813	62	16.53	1,020
Pounds	1	37.90	39	1	21.49	18
Total Investment in financial assets			3,852			1,038
Derivative financial instruments
US Dollar	1	28.75	43	2	16.53	31
Total Derivative financial instruments			43			31
Cash and cash equivalents
US Dollar	280	28.75	8,057	326	16.53	5,387
Euros	2	33.54	66	3	18.85	49
Chilean Pesos	23	0.04	1	-	-	-
Total Cash and cash equivalents			8,124			5,436
Total Assets			15,682			8,460

Liabilities
Trade and other payables
US Dollar	111	28.85	3,198	78	16.63	1,300
Euros	3	33.73	88	1	19.00	19
Chilean Pesos	23	0.04	1	-	-	-
Total Trade and other payables			3,287			1,319
Borrowings
US Dollar	1,245	28.85	35,928	1,283	16.63	21,328
Total Borrowings			35,928			21,328
Derivative financial instruments
US Dollar	(0)	28.85	(11)	-	-	-
Total Derivative financial instruments			(11)			-
Total Liabilities			39,204			22,647

(1)
Exchange rate as of June 30, of each year according to Banco Nación Argentina records.
(2)
Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3)
The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 15).

34.
Groups of assets and liabilities held for sale

As mentioned in Note 4.(k), the investment in Israir has been reclassified to "Group of assets and liabilities held for sale". Additionally, IDB Tourism is currently negotiating the sale of its equity interests in Open Sky Ltd., but the terms and conditions of such sale have not yet been finalized. The assets and liabilities related to the Open Sky Ltd. transaction have been also reclassified. Furthermore, the equity interest of the Group in Adama and the related non-recourse loan, had been reclassified to assets and liabilities held for sale before the disposal as of November 22, 2016 (Note 4.(n)). Additionally, an area adjacent to Tilvoli, valued at Ps. 521 is included.

Pursuant to IFRS 5, assets and liabilities held for sale have been valued at the lower between their carrying value and fair value less cost of sale. Given some assets’ carrying value was higher; an impairment loss of Ps. 231 has been recorded for the year ended June 30, 2017.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows the main assets and liabilities classified as held for sale:

	06.30.18	06.30.17
Property, plant and equipment	2,698	1,712
Intangible assets	32	19
Investments in associates	47	33
Deferred income tax assets	103	57
Investment properties	521	5
Income tax credit	-	10
Trade and other receivables	1,444	688
Cash and cash equivalents	347	157
Total group of assets held for sale	5,192	2,681
Trade and other payables	1,957	930
Salaries and social security liabilities	-	148
Employee benefits	150	52
Deferred income tax liability	16	10
Borrowings	1,120	715
Total group of liabilities held for sale	3,243	1,855
Total net financial assets held for sale	1,949	826

35.
Results from discontinued operations

The results of Shufersal, Israir and IDB Tourism operations, the share of profit of Adama and the finance costs associated to its non-recourse loan, until Adama’s sale, and the results from sale of the investment in Adama and Shufersal have been reclassified in the Statements of Income under discontinued operations.

	06.30.18	06.30.17	06.30.16
Revenues	66,740	51,578	19,759
Costs	(50,087)	(39,282)	(15,073)
Gross profit	16,653	12,296	4,686
Net gain from fair value adjustment of investment properties	164	113	23
General and administrative expenses	(1,162)	(857)	(294)
Selling expenses	(13,042)	(9,655)	(3,955)
Other operating results, net (i)	10,838	3,888	(6)
Profit from operations	13,451	5,785	454
Share of profit of associates and joint ventures	54	373	344
Profit before financial results and income tax	13,505	6,158	798
Financial income	94	148	408
Finance costs	(675)	(1,962)	(367)
Other financial results	(75)	(111)	-
Financial results, net	(656)	(1,925)	41
Profit before income tax	12,849	4,233	839
Income tax	(370)	(140)	(22)
Profit for the period from discontinued operations (ii)	12,479	4,093	817

Profit for the period from discontinued operations attributable to:
Equity holders of the parent	9,725	1,647	338
Non-controlling interest	2,754	2,446	479

Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	16.91	2.86	0.59
Diluted	16.80	2.84	0.58

(i)
Includes the result of the loss of control of Shufersal (see Note 4.(l)) as of June 30, 2018 and the sale of Adama, which generated a profit of Ps. 4,216 in the year ended June 30, 2017.
(ii)
As of June 30, 2018, 2017 and 2016, Ps. 60,470, Ps. 47,168 and Ps 18,607 of the total revenues from discontinued operations and Ps 12,377, Ps. 1,075 and Ps. 373 of the total profit from discontinued operations correspond to Shufersal.

36.
Subsequent events

Partial prepayment of IDBD debentures

The Board of Directors of IDBD resolved to perform a partial prepayment of series M debentures of IDBD, which took place on August 28, 2018. The partial prepayment amounted to NIS 146 million (approximately Ps 1,572 as of the date of issuance of these financial statements) which represents a 14.02% of the remaining amount of series M debentures.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Possible sale of a subsidiary of IDB Tourism

On August 14, 2018, the Board of Directors of IDB Tourism approved its engagement in a memorandum of understanding for the sale of 50% of the issued share capital of a company which manages the incoming tourism operation which is held by Israir for a total consideration of NIS 26 million (approximately Ps. 265 as of the date of issuance of these financial statements). The closing of the transaction is expected by November 30, 2018. This transaction does not change the intentions of selling the whole investment in IDBT, which the management of the company expects to compete before June 2019.

Partial sale of Clal

On August 30, 2018 continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold 5% of its stake in Clal through a swap transaction in the same conditions that applied to the swap transactions performed in the preceding months of May and August 2017, January and May 2018. The consideration was set at an amount of approximately NIS 173 million (equivalent to approximately Ps. 1,766). After the completion of the transaction, IDBD’s interest in Clal was reduced to 29.8% of its share capital.

Agreement to sell plot of land in USA

In August 2018, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 (approximately Ps. 673 as of the date of issuance of these financial statements). As of June 30, 2018, the book value of the plot of land was classified as assets held for sale according to IFRS 5 conditions.

Sale of Jatobá farm

On June 13, 2018, the Company signed a purchase/sale agreement for a total of 9,784 hectares (7,485 of arable hectares) of the Jatobá farm, rural property located in Municipality of Jaborandi-Brazil, for the amount of 285 bags per useful hectare at Ps. 1,254 per bag.

On July 31, 2018, the first installment was paid for 300,000 soybean bags, for an amount of Ps. 142 as agreed in the contract. In addition, possession was granted so revenue was recognized by the Company. The remaining balance will be paid in six annual installments.

Devaluation of the Argentine Peso

As of the date of issuance of these financial statements, the argentine peso has suffered a devaluation against the US dollar and other currencies, close to 27.2%, which has an impact on the figures presented on these financial statements, due mainly for the exposure to the devaluation of our financial assets and liabilities nominated in foreign currency.

Export withholdings

On September 3, 2018, 793/2018 Decree was issued which modifies withholding export taxes. Such decree determines until December 30, 2020 an additional withholding export tax of 12% to the exports of all goods. The abovementioned tax should not exceed 4 pesos per dollar of the good price in the case of primary goods and 3 pesos per dollar of the goods price for the rest of the products.

CRESUD Shareholders’ Meeting

CRESUD Shareholders’ Meeting, held on October 29, 2018, approved among others, Ps. 4,984 of net income for the fiscal year ended June 30, 2018 to the constitution of a special reserve that may be allocated to new projects according to the business development plan of CRESUD, to the distribution of dividends, or to the cancellation of commitments authorizing the Board of directors to decide the application of the funds to any of said destinations.

Furthermore, the Shareholders’ Meeting decided to appropriate the remaining undistributed earnings in the amount of Ps. 9,647 to a special reserve that may be allocated to new projects according to the business development plan of CRESUD, to the distribution of dividends, or to the cancellation of commitments.

In addition, it decided to distribute for up to the amount of 20,656,215 Treasury shares as follows: (i) 93,020 for the incentive equity plan and (ii) 20,563,195 among shareholders in proportion to their shareholdings

On the other hand, it approved an Amendment to Articles Eighth (in relation to the Issuance of Shares), Eleventh (as regards Negotiable Obligations), and Twenty-Second (as regards the Audit Committee) of the By Laws in order to adapt to the new legal provisions.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018

  NEW LIPSTICK, LLC AND SUBSIDIARY

TABLE OF CONTENTS

INDEPENDENT AUDITOR’S REPORT	F-109 - F-110
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet	F-111
Consolidated Statement of Operations	F-112
Consolidated Statement of Changes in Members’ Deficit	F-113
Consolidated Statement of Cash Flows	F-114
Notes to Consolidated Financial Statements	F-115 - F-124
SUPPLEMENTAL INFORMATION	F-125
Consolidating Balance Sheet	F-126
Consolidating Statement of Operations	F-127

INDEPENDENT AUDITOR’S REPORT

To the Members’ of New Lipstick, LLC and Subsidiary

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of New Lipstick, LLC and Subsidiary (a limited liability company) (the “Company”), which comprise the consolidated balance sheet as of June 30, 2018, and the related consolidated statements of operations, changes in members’ deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

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

Auditor’s Responsibility

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Lipstick, LLC and Subsidiary as of June 30, 2018, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

To the Members’ of
New Lipstick, LLC and Subsidiary

Emphasis of Matter – Members’ Deficit

As of June 30, 2018, the Company had a members’ deficit of approximately $178,266,000. As discussed in Note 5, on September 15, 2017, the Company amended its existing debt agreement and paid down $40,000,000 through two prepayments. The first prepayment of $20,000,000 occurred in September 2017, and the second prepayment of $20,000,000 occurred on October 15, 2017. Also in October 2017, the Lender forgave $20,000,000 of principal. As a result of additional monthly principal payments the balance outstanding on the note payable was approximately $50,744,000 as of June 30, 2018.

Emphasis of Matter – Tenant Concentration

As discussed in Note 1, the Company had one major tenant Latham and Watkins LLP, during the year ended June 30, 2018, which represented approximately 71% of the Company’s base rent before amortization of above and below market leases. The leases with this tenant expire on June 30, 2021. The approximate rental revenue from the tenant amounted to $30,686,000 for the year ended June 30, 2018. The loss of this tenant could have a material negative impact on the Company’s consolidated operations. Our opinion on these consolidated financial statements is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental information presented on pages 18-19 is for additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and accordingly, we do not express an opinion or provide any assurance on it.

New York, NY
September 4, 2018

  NEW LIPSTICK, LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET JUNE 30, 2018

ASSETS

Real estate, net	$128,065,721
Cash and cash equivalents	1,734,520
Restricted cash	3,976,627
Tenant receivables, net	364,544
Prepaid expenses and other assets	6,643,447
Due from related party	120,274
Deferred rent receivable	9,482,209
Goodwill	5,422,615
Lease intangibles, net	15,121,182

TOTAL ASSETS	$170,931,139

LIABILITIES AND MEMBERS' DEFICIT

LIABILITIES
Accounts payable and accrued expenses	$2,639,221
Notes payable to members	41,132,971
Note payable	50,774,482
Deferred ground rent payable	219,421,593
Due to related parties	240,874
Tenant security deposits	924,856
Deferred revenue	321,434
Lease intangibles, net	33,741,364

TOTAL LIABILITIES	349,196,795

MEMBERS' DEFICIT	(178,265,656)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$170,931,139

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2018

REVENUES:
Base rents	$42,640,302
Tenant reimbursements	7,672,918
Other rental revenue	50,029

TOTAL REVENUES	50,363,249

EXPENSES:
Real estate taxes	11,620,716
Utilities	2,381,489
Janitorial	1,776,052
Insurance	325,138
Repairs and maintenance	1,712,889
Security	1,014,923
Bad debt	30,593
General and administrative	2,827,316
Management fees	1,130,602
Elevator	302,620
HVAC	80,215
Ground rent	45,457,736
Interest expense	4,015,781
Depreciation and amortization	5,745,481
Amortization of lease intangibles	3,079,859

TOTAL EXPENSES	81,501,410

OTHER INCOME
Gain on debt forgiveness	20,000,000

NET LOSS	$(11,138,161)

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ DEFICIT FOR THE YEAR ENDED JUNE 30, 2018

Members' deficit - July 1, 2017	$(167,127,495)

Net loss	(11,138,161)

Members' deficit - June 30, 2018	$(178,265,656)

The accompanying notes are an integral part of these consolidated financial statements.

  NEW LIPSTICK, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED JUNE 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	(11,138,161)
Adjustments to reconcile net loss to net
cash provided by operating activities:
Depreciation and amortization	5,745,481
Bad debt	30,593
Gain on debt forgiveness	(20,000,000)
Deferred rent	390,793
Amortization of above market leases	1,407,364
Accretion of below market leases	(2,387,552)
Accretion of above market ground lease	(437,809)
Amortization of lease intangible assets	3,079,859
Deferred ground rent	27,129,005
(Increase) Decrease in operating assets:
Tenant receivables	18,195
Prepaid expenses and other assets	(510,810)
Lease intangibles	(281,225)
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	290,404
Tenant security deposits	(21,017)
Deferred revenue	(342,260)
TOTAL ADJUSTMENTS	14,111,021

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,972,860

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(1,418,777)
NET CASH USED IN INVESTING ACTIVITIES	(1,418,777)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments to related parties	(39,979)
Net change in restricted cash	181,496
Repayments on notes payable	(42,383,429)
Borrowings from shareholders	41,132,971

NET CASH USED IN FINANCING ACTIVITIES	(1,108,941)
NET INCREASE IN CASH AND CASH EQUIVALENTS	445,142
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1289,378
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,734,520

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$4,244,626

The accompanying notes are an integral part of these consolidated financial statements.

  NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2018

1.           ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

New Lipstick, LLC (the “Company”) was organized as a Delaware limited liability company and commenced operations on November 3, 2010. The Company was formed among IRSA International, LLC (“IRSA”), Marciano Investment Group, LLC (“Marciano”), Avi Chicouri (“Avi”), Par Holdings, LLC (“Par”), and Armenonville, collectively (the “Members”). On December 15, 2010, Armenonville assigned 100 percent of its membership interest to Lomas Urbanas S.A. IRSA is a wholly-owned subsidiary of Tyrus S.A. (“TYRUS”), a wholly-owned subsidiary of IRSA Inversiones y Representaciones Sociedad Anonima, a company whose shares are listed on the Buenos Aires and New York Stock exchanges. The Company was formed in order to acquire 100% interest in Metropolitan 885 Third Avenue Leasehold LLC (“Metro 885”), its wholly-owned subsidiary.

Metro 885 was organized for the purpose of acquiring and operating a 34 story class A office tower more commonly known as the Lipstick Building, located at 885 Third Avenue in New York (the “Property”). Metro 885 leased the land which contains approximately 28,000 square feet. On July 9, 2007, the Property was acquired. The Property contains approximately 635,800 square feet of rentable space, consisting of rental and office spaces.

The Company operates under the guidelines of an Operating Agreement (the “Agreement”) entered into by the Members on November 15, 2010. The Company has adopted a fiscal year end of June 30. The manager of the Company is Lipstick Management, LLC (“LM”), a company affiliated with IRSA.

The Agreement calls for Class A and Class B Members’, Class A Members are IRSA, Marciano and Lomas Urbanas S.A. and Class B members are Avi and PAR.

Class B Membership interests of any Class B Member shall be automatically converted, in whole and not in part, into an equal number of Class A Membership interests on the earlier to occur of the date on which LM certifies that all unreturned additional Class A capital contributions and all unreturned Class A capital contributions have been reduced to zero.

Any Class A Member, as defined in the Agreement, may transfer, directly or indirectly, any or all of its percentage interest as a Member in the Company to an unaffiliated third party, but the offering member must first offer the right of first offer (“ROFO”) to each of the Class A members by written notice specifying the cash price and the other terms and conditions of the offer. Upon receipt of the ROFO notice, each of the offeree members has the right, exercisable in ten (10) days, to accept or decline the offer.

The Company shall continue perpetually until dissolution, liquidation or termination. The liability of the members of the Company is limited to the members’ total contribution, plus any amounts guaranteed by the members.

The terms of the Agreement provide for initial capital contributions and percentage interests as follows:

	Percentage of Ownership	Initial Capital Contributions
IRSA International, LLC	49.0%	15,417,925
Marciano Investment Group, LLC	42.0%	13,215,365
Lomas Urbanes S.A.	2.27%	714,259
Avi Chicouri	3.07%	-
Par Holdings, LLC	3.66%	-
Total	100.00%	29,347,549

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2018

 1.           ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Organization (continued)

In accordance with the Agreement, the members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. For the year ended June 30, 2018, there were no contributions made by any of the members.

Distributions of capital will be made to the Members at the times, and in aggregated amounts determined by the Board of Directors of the Company. There were no distributions for the year ended June 30, 2018.

The Company’s profits and losses are allocated to the members.

Principles of Consolidation

The consolidated financial statements include the accounts of New Lipstick, LLC and its wholly owned subsidiary, Metro 885, collectively referred to as the “Company”. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Preparation

The Company prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

To prepare consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with maturities of three months or less upon acquisition to be cash equivalents

Restricted Cash

Restricted cash represents amounts held in escrow, as required by the lender, to be used for real estate taxes, insurance, other qualified expenditures and amounts held for tenant security deposits.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of the Federal Deposit Insurance Corporation insured limit of $250,000. At times, such balances exceed these insured limits.

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2018

 1.           ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties

The Company had one major tenant, Latham and Watkins LLP, during the year ended June 30, 2018, which represented approximately 71% of the Company’s base rent before amortization of above and below market leases (NOTE 9). Economic conditions and instability in the financial markets could negatively impact this relationship. The leases with this tenant expire on June 30, 2021. The rental revenue from the tenant amounted to approximately $30,686,000 for the year ended. Because of the concentration, any financial concerns related to this tenant could have a material impact on the Company’s consolidated operating results. The loss of this tenant could have a material negative impact on the Company’s consolidated operations.

Tenant Receivables, Net

The Company carries its tenant receivables at the amount due pursuant to lease agreements but uncollected, less an allowance for doubtful accounts. The Company continuously monitors collections from tenants and makes a provision for estimated losses based upon historical experience and any specific tenant collection issues that the Company has identified. As of June 30, 2018, the Company’s allowance for doubtful accounts was approximately $125,000. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Deferred Rent Receivable

Deferred rent receivable consists of the straight-line amortization of total rents provided for in the tenant leases, net of rent collected and reimbursements due from tenants.

Real Estate, Net

Real estate, net consists of a building, building improvements and tenant improvements that are stated at cost. Building and building improvements are depreciated over 39 years. Tenant improvements are depreciated over the shorter of the estimated useful life of the asset or the terms of the respective leases. Assets over $5,000 that are expected to last over one year are capitalized. Expenditures for major betterments and additions are capitalized to the real estate accounts, while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged to expense.

Impairment of Long-Lived Assets and Identifiable Intangibles

The Company reviews long lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the assets. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. There is no impairment recorded for the year ended June 30, 2018.

Revenue Recognition

The Company recognizes lease revenue on a straight–line basis over the terms of the lease agreements. Capitalized below market base values are accreted as an increase to base rents (NOTE 4). Capitalized above market base values are amortized as a decrease to base rents (NOTE 4).

The Company also receives reimbursements from tenants for certain costs as provided for in the lease agreements. These costs include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs in excess of a base year amount. The reimbursements are recognized when the tenants are billed.

Deferred revenue represents rent collected in advance of being due.

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2018

 1.           ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Ground Rent Payable

Ground rent expense is accounted for on a straight-line basis over the non-cancelable terms of the ground leases. All future minimum increases in the non-cancelable ground rents consist of either 2.5% or 3% annual increases through May 1, 2068. This has resulted in a deferred ground rent payable in the amount of approximately $219,422,000 as of June 30, 2018 (NOTE 7).

Lease Intangibles

Leasing costs and commissions incurred in connection with leasing activities are capitalized and amortized on straight-line basis over the lives of the respective leases. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease.

Above and below market lease and above market ground lease values were recorded on the Property’s reorganization date based on the present value (using an interest rate which reflected the risk associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and ground lease, and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases and ground leases, measured over a period equal to the remaining non-cancelable term of the leases.

Above market lease values are capitalized as an asset and amortized as a decrease to rental income over the remaining terms of the respective leases on a straight line basis. Below market leases are capitalized as a liability and are amortized as in increase to rental income over the remaining terms of the respective leases on a straight- line basis.

The above market ground lease value is capitalized as a liability and amortized as a decrease in operating expenses over the remaining terms of the respective leases.

The aggregate value of in-place leases were measured based on the differences between (i) the Property valued with existing in-place leases adjusted to market rental rates, and (ii) the Property valued as if vacant, based upon management’s estimates. Factors considered by management in their analysis included an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management included real estate taxes, insurance and other operating expenses and estimates oflost rentals at market rates during the expected lease-up periods, which primarily were a year. Management also estimated costs to execute similar leases including leasing commissions, legal and other related expenses.

The value of in-place leases are amortized to amortization expense over the initial term of the respective leases. As of June 30, 2018, the remaining terms were to be amortized up to seven years.

Goodwill

Goodwill represents the excess of the cost of the December 30, 2010 acquisition of Metro 885 over the net of the amounts assigned to assets acquired, including identifiable intangible assets, and liabilities assumed. Goodwill is evaluated at least annually, and more often when events indicate that an impairment exists. The Company makes a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the two-step impairment test would be unnecessary.

In the two-step approach, the first step identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a write-down is recorded. No impairment of goodwill was recorded for the year ended June 30, 2018.

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2018

1.           ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (Continued)

The Company has elected not to implement an accounting standards update which allows entities except public business entities and not-for-profit entities to apply an accounting alternative for the subsequent measurement of goodwill. The update permits such entities to amortize goodwill over 10 years or a shorter period if appropriate, requires an accounting election in regards to impairment testing, an also modifies impairment testing.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the personal tax returns of the members and taxed depending on the members’ personal tax situation. As a result, the consolidated financial statements do not reflect a provision for federal income taxes. The Company is no longer subject to U.S. Federal examinations by tax authorities for years before 2015.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other non-interest expense, respectively.

Recent Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2018 and in interim periods in annual periods beginning after December 15, 2019. Early application is permitted, but no earlier than annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the effect the update will have on its consolidated financial statements.

Lease Accounting

In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current U.S. GAAP. The Company is currently evaluating the effect the update will have on its consolidated financial statements but expects upon adoption that the update will have a material effect on the Company’s consolidated financial condition due to the recognition of a right-of-use asset and related lease liability. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020, with early application permitted.

Restricted Cash

In November 2016, the FASB issued an accounting standards update which amends cash flow statement presentation of restricted cash. The update requires amounts generally described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end- of-period total amounts shown on the statement of cash flows. The update is effective retrospectively for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect the update will have on its consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2018

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued an accounting standards update to simplify the accounting for goodwill impairment. The update removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. The update specifies that a goodwill impairment charge will now be recognized for the amount by which the carrying value of a reporting unit exceeds its fair value, not to exceed the carrying amount of goodwill. The update is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted for any impairment tests performed after January 1, 2017. The Company is currently evaluating the effect the update will have on its consolidated financial statements.

Subsequent Events

The Company has evaluated subsequent events through Septmeber 4, 2018, which is the date the consolidated financial statements were available to be issued.

2. RELATED PARTY TRANSACTIONS

Guaranty of Management Fee

On April 20, 2011, LM entered into an agreement with the Company’s lender which provides that the Company would be directly responsible for certain fees that are payable to Herald Square Properties, LLC (“HSP”). HSP is a 49% owner in LM. The Company and LM are affiliated by a common 49% owner. These fees are based on a consulting agreement between LM and HSP. On December 1, 2015, the parties agreed to extend the agreement for an additional year for a fee of $37,000 per month. The parties have the right to terminate this agreement at any time upon (30 days written notice served to the other party. The total management fees in the accompanying consolidated statement of operations, amounted to approximately $444,000, of which approximately $37,000 is unpaid as of June 30, 2018.

Property Management Agreement

On May 3, 2011, the Company entered into an asset management agreement with LM. The Company is charged an asset management fee of 1.0% of its gross revenues not to exceed $400,000 per year. Asset management fees incurred by the Company to LM amounted to approximately $413,000 for the year ended June 30, 2018, of which approximately $203,000 is unpaid at June 30, 2018. Asset management fees are included in management fees in the accompanying consolidated statement of operations.

Operating Lease

Effective August 1, 2011, LM leased office space from the Company. The term of the agreement runs through November 30, 2026. The total amount of rental income earned for the year ended June 30, 2018 amounted to approximately $204,000.

At June 30, 2018 the Company is owed the following balances from the following related parties for expenses paid on their behalf.

Due from related party:
Lipstick Management, LLC	$ 120.274

Additionally, at June 30,2018, the amounts listed below represent expenses paid by the Company on behalf of related companies, which will be reimbursed by related companies.

Due to related parties:
IRSA Inversiones y Representaciones
Sociedad Anonima	$ 240.874

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2018

3. REAL ESTATE, NET

Real estate, net consists of the following at June 30, 2018:

Building and improvements	$146,459,333
Tenant improvements	20,020,223
166,479,556

Less: accumulated depreciation and amortization	(38,413,835)

$128,065,721

Depreciation and amortization expense for the year ended June 30, 2018 was approximately $5,745,000.

4. LEASE INTANGIBLES, NET

Lease intangibles, net and the value of assumed lease obligations at June 30, 2018 are as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$26,496,905	$5,780,984	$14,777,318	$47,055,207	$26,361,027	$29,041,332	$55,402,359

Less: accumulated amortization	(19,001,350)	(2,377,384)	(10,555,291)	(31,934,025)	(18,377,428)	(3,283,567)	$(21,660,995)
	$7,495,555	$3,403,600	$4,222,027	$15,121,182	$7,983,599	$25,757,765	$33,741,364

The aggregated amortization of leases in-place included in amortization expense for the year ended June 30, 2018 was approximately $2,484,000.

The aggregated amortization of leasing costs included in amortization expense for the year ended June 30, 2018 was approximately $596,000.

The aggregated amortization of above market ground leases included as a reduction of base rental income for the year ended June 30, 2018, was $1,407,000.

The aggregated amortization of above market ground leases included as a reduction of base rental income for the year ended June 30, 2018 was approximately $438,000.

The aggregate amortization of below market leases included in base rental income for the year ended June 30, 2018 was approximately $2,388,000.

The amortization of lease intangibles for each of the five years subsequent to June 30, 2018, and thereafter are as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total

2019	$2,464,461	$624,219	$1,407,364	$4,496,044	$2,363,408	$437,809	$2,801,217
2020	2,462,742	495,027	1,407,364	4,365,133	2,356,387	437,809	2,794,196
2021	2,454,143	453,528	1,407,299	4,314,970	2,321,281	437,809	2,759,090
2022	31,148	408,831	-	439,979	257,052	437,809	694,861
2023	31,148	404,924	-	436,072	257,052	437,809	694,861
Thereafter	51,913	1,017,071	-	1.068,984	428,419	23,568,720	23,997,139
Totals	$7,495,555	$3,403,600	$4,222,027	$15,121,182	$7,983,599	$25,757,765	$33,741,364

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2018

5. NOTE PAYABLE

On December 30, 2010, the Metro 885’s existing note agreements with Royal Bank of Canada (the “Lender”) were amended and restated. The outstanding balance of the amended note was $115,000,000. The amended note bore interest at (i) the London Interbank Offers Rate (“LIBOR”) plus 400 basis points, or (ii) Prime Rate plus Prime rate Margin, if converted into a prime Rate Loan. The amended note provided for a maximum interest rate of 5.25% through February 29, 2012, and 6.25% from March 1, 2012 through August 31, 2015, and matured on August 1, 2017.

On September 15, 2017, the Company amended its existing note agreement with the Lender. Upon entering into the amendment, the Company paid down $40,000,000 through two prepayments. The first prepayment of $20,000,000 occurred in September 2017, bringing the total principal down from approximately $113,100,000 outstanding on the note to approximately $93,100,000 as of September 30, 2017. The second prepayment of $20,000,000 occurred on October 15, 2017 and the Lender forgave $20,000,000 of principal bringing the total principal down to $53,100,000. The note bears interest at LIBOR plus 200 basis points (4.09% at June 30, 2018). The note matures on April 30, 2020. There were total principal payments in the amount of approximately $42,651,000 for the year ended June 30, 2018. The balance outstanding on the note payable including accrued interest was approximately $50,774,482 as of June 30, 2018.
.
Pursuant to a cash management agreement with the Lender, all rents collected are required to be deposited in a clearing account and all funds are disbursed in accordance with the loan agreement, including the funding of all reserve accounts. In addition, after payment of debt service operating expenses and other expenses, $250,000 of the remaining cash flow in the cash management account is applied to the outstanding principal balance of the loan on a monthly basis. The note is collateralized by the property including all related facilities, amenities, fixtures, and personal property owned by the Company. As a result of the new loan agreement the Company covenants and agrees that on February 1, 2019 or sooner the Company will exercise the purchase option on the ground lease.

6. NOTES PAYABLE TO MEMBERS´

On August 15, 2017, the Company entered into a note payable with two Members’, IRSA International, LLC and Marciano Investment Group, LLC. The note payable is in the amount of $40,000,000, matures on August 15, 2019 and bears interest rate al LIBOR plus 200 basis points (4.09% at June 30, 2018). Interest expense related to these notes was approximately $1,133,000 for the year ended June 30,2018. There were no principal payments during the year ended June 30, 2018.

As of June 30, 2018, the balance of the note including accrued interest amounted to approximately $41,133,000. Proceeds were contributed to the Company’s wholly owned subsidiary. The subsidiary recorded monies received as capital contribution and used the money to paydown the note payable with the bank (NOTE 5).

7. GROUND LEASES

The property was erected on a 26,135 square foot parcel of land (the “Site Area”), of which 20,635 square feet is subject to a ground lease (the “Ground Lease”), and an adjacent lot containing approximately 5,500 square feet (“Lot A”), subject to a separate ground sub-sublease (the “Ground Sub-sublease”).

The Ground Lease matures on the earlier of (i) April 30, 2077, (ii) the date of termination of the Ground Sub- sublease term or (iii) a date if sooner terminated. The Ground Lease provides for monthly ground rent of approximately $925,000 through April 30, 2012, $1,321,000 through April 30, 2013 and provides for annual increases of 2.5% beginning on May 1, 2013 through April 30, 2020.

On May 1, 2020, May 1, 2038, and every ten years thereafter through May 1, 2068 (“Adjustment Years”), ground rent shall be adjusted to be the greater of (a) 1.03 times the base rent payable during the lease year immediately preceding the said Adjustment Year or (b) 7%of the fair market value of the land. Monthly ground rent shall increase 3% annually for each year subsequent to the Adjustment year.

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2018

7. GROUND LEASES (CONTINUED)

The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 30, 2077, (the Prime lease). The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease or (iii) the expiration or earlier termination date of the Ground Sublease or the sub landlord as subtenant under the Prime Lease provided that the lessees are not in default under the Ground Sub-sublease or the Ground Sublease.

The Ground Sub-sublease provides for monthly ground rent of $58,000 through April 30, 2010, and approximately $63,000 beginning on May 1, 2010 through April 30, 2020. On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent shall be adjusted to 8% of the fair market value of Lot A, as defined.

For the Year ended June 30, 2018, Ground Lease and Ground Sub-sublease expense amounted to approximately $45,137,000 and $759,000, respectively, after giving effect to straight-line rent adjustments of approximately $27,129,000 and $0, respectively.

The Ground lease also provides the Company with an option to purchase the land (the “Purchase Option”). The Purchase Option is exercisable on April 30, 2020, April 30, 2037 and on the last day of every tenth year thereafter (the “Purchase Date”). Due to the amendment of the note with the Lender on September 15, 2017 (NOTE 5), the Company covenants and agrees that on February 1, 2009 or sooner the Company will exercise the purchase option on the ground lease.

The Purchase price as defined in the Ground Lease, shall be the amount which together with all ground rent paid by the Company on or before the applicable Purchase Date, yields an internal rate of return (“IRR”) that equals the Target IRR in respect to the applicable Purchase date as follows:

Purchase Date	Target IRR
April 30, 2020	7.47%
April 30, 2037	7.67%
April 30, 2047	7.92%
April 30, 2057	8.17%
April 30, 2067	8.42%
April 30, 2077	8.67%

In the event the Purchase Option is exercised on April 30, 2020, the Company shall pay a purchase price of approximately $521 million, which is based upon anagreed land value of $317 million in July 2007, when applying a Target IRR of 7.47%. The Ground Lease also provides for an option to demolish the property (“Demolition Period”). The Ground Lease lessor has the option to cause the Company to purchase the Property (“Put Option”) at a then put price, as defined. The Put Option is exercisable during the period subsequent to the Demolition Option and prior to April 30, 2072.

Approximate future minimum annual ground rents due before giving effect to the fair market value adjustments which are not determinable at the present time are as follows for the five years subsequent to June 30, 2018 and thereafter:

	Ground Lease	Ground Sublease	Total

2019	$18,458,000	$759,000	$19,217,000
2020	18,935,000	759,000	19,694,000
2021	19,503,000	63,000	19,566,000
2022	20,088,000	-	20,088,000
2023	20,691,000	-	2,.691,000
Total	$97,675,000	$1,581,000	$99,356,000

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2018

8. TENANT LEASES

The Company leases space in the Property to tenants under long-term non-cancelable operating leases. The leases vary from small offices to entire floors. The leases have terms that expire at various dates through July 2029. Many of the leases entered into are for a period between two to ten years. At June 30, 2018, the Property was approximately 95% leased.

Approximate future minimum annual base rents due from non-cancelable operating leases in each of the five years subsequent to June 30, 2018 and thereafter are as follows:

2019	$43,648,891
2020	42,877,505
2021	41,078,448
2022	10,408,470
2023	10,521,693
Thereafter	21,173,616

Total	$169,708,623

9.  CONCENTRATION OF TENANTS

The Company had one major tenant, Latham and Watkins LLP, for the year ended June 30 2018, which represented approximately 71% of the Company’s base rent before amortization of above and below market leases. The leases with Latham and Watkins LLP, expire on June 30, 2021.

Approximate future minimum annual base rents due from non-cancelable operating leases with this tenant in each of the years subsequent to June 30, 2018 and thereafter are as follows:

2019	$30,952,000
2020	31,164,000
2021	31,164,000
Total	$93,280,000

10.           COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, is involved in litigation arising during the ordinary course of business. Based on currently available information, management believes that the resolution of any potential claims will not have a material adverse effect on the Company’s consolidated operating results or financial position.

  SUPPLEMENTAL INFORMATION

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATING BALANCE SHEET JUNE 30, 2018

ASSETS	Metro 885	New Lipstick	Consolidating Entries	Totals

Real estate, net	$128,065,721	$-	$-	128,065,721
Cash and cash equivalents	1,600,604	133,916	-	1,734,520
Restricted cash	3,976,627	-	-	3,976,627
Investment in Metro 885	-	(142,553,616)	142,553,616	0
Tenant receivables, net	364,544	-	-	364,544
Prepaid expenses and other assets	6,643,447	-	-	6,643,447
Due from related party	-	120,274	-	120,274
Deferred rent receivable	9,482,209	-	-	9,482,209
Goodwill	-	5,422,615	-	5,422,615
Lease intangibles, net	15,121,182	-	-	15,121,182

TOTAL ASSETS	$165,254,334	$(136,876,811)	$142,553,616	$170,931,139

LIABILITIES AND MEMBERS' DEFICIT

Accounts payable and accrued expenses	$2,624,221	$15,000	$-	2,639,221
Notes payable to related parties	-	41,132,971	-	41,132,971
Note payable	50,774,482	-	-	50,774,482
Deferred ground rent payable	219,421,593	-	-	219,421,593
Due to related parties	-	240,874	-	240,874
Tenant security deposits	924,856	-	-	924,856
Deferred revenue	321,434	-	-	321,434
Lease intangibles, net	33,741,364	-	-	33,741,364

TOTAL LIABILITIES	307,807,950	41,388,845	-	349,196,795

MEMBERS' DEFICIT	(142,553,616)	(178,265,656)	142,553,616	(178,265,656)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$165,254,334	$(136,876,811)	$142,553,616	$170,931,139

NEW LIPSTICK, LLC AND SUBSIDIARY
CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2018

	Metro 885	New Lipstick	Consolidating Entries	Totals

REVENUES:
Base rents, net	$42,640,302	$-	$-	$42,640,302
Tenant reimbursements	$7,672,918			$7,672,918
Other rental revenue	50,029	-	-	50,029
Investment loss	-	(9,787603)	(9,787,603)	-

TOTAL REVENUES	50,363,249	(9,787,603)	(9,787,603)	50,363,249

EXPENSES:
Real estate taxes	11,620,716	-	-	11,620,716
Utilities	2,378,347	3,142	-	2,381,489
Janitorial	1,776,052	-	-	1,776,052
Insurance	325,138	-	-	325,138
Repairs and maintenance	1,712,889	-	-	1,712,889
Security	1,014,923	-	-	1,014,923
Bad debt	30,593	-	-	30,593
General and administrative	2,612,871	214,445	-	2,827,316
Management fees	1,130,602	-	-	1,130,602
Elevator	302,620	-	-	302,620
HVAC	80,215	-	-	80,215
Ground rent	45,457,736	-	-	45,457,736
Interest expense	2,882,810	1,132,971	-	4,015,781
Depreciation and amortization	5,745,481	-	-	5,745,481
Amortization of lease intangibles	3,079,859	-	-	3,079,859

TOTAL EXPENSES	80,150,852	1,350,558	-	81,501,410
OTHER INCOME
Gain on debt forgiveness	20,000,000			20,000,000

NET LOSS	$(9,787,603)	$(11,138,161)	$(9,787,603)	$(11,138,161)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Banco Hipotecario S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries ( the “Bank”) as of December 31, 2017 and 2016, and the related consolidated statements of income, shareholders´ equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with the accounting rules prescribed by the Banco Central de la República Argentina (the "BCRA").

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Bank´s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

Accounting rules prescribed by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

/s/ PRICE WATERHOUSE & Co. S.R.L.

/s/ Diego Luis Sisto
DIEGO LUIS SISTO (Partner)

Buenos Aires, Argentina
August 7, 2018

We have served as the Bank’s auditor since 1992.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As of December 31, 2017 and 2016
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		December 31,
		2017		2016
ASSETS

Cash and due from Banks	Ps.		Ps.
Cash		933,666		756,704
Due from financial Institutions and Correspondent
Argentine Central Bank (“BCRA”)		2,421,833		5,355,489
Other Local Financial Institutions		34,822		15,181
Other Foreign Institutions		256,215		1,060,905
		3,646,536		7,188,279

Government and corporate securities (Note 4)
Holdings recorded at fair value	Ps.	2,635,210		2,522,425
Holdings recorded at amortized cost		422,047		1,017,085
Investments in listed corporate securities		613,43		352,854
Instruments issued by the BCRA		11,155,076		1,116,910
Allowances		(11,662)		(11,662)
		14,814,101		4,997,612

Loans (Note 5)
To the non-financial public sector	Ps.	89,573		153,032
To the financial sector
Interfinancial (granted calls)		-		50
Other loans to local financial institution		423,428		555,726
Accrued interest, adjustments and foreign exchange and quoted price differences receivable
		32,851		31,224
To the non-financial private sector and foreign residents
Overdraft		1,221,539		290,153
Promissory notes		846,372		687,965
Mortgage loans		3,404,877		2,744,734
Pledge loans		271,701		640,365
Personal Loans		6,842,584		4,611,052
Credit Cards		15,039,798		12,663,403
Unallocated collections		(5,871)		(1,166)
Other Loans		8,209,408		5,166,467
Accrued interest and quotation differences receivable		350,968		293,006
Documented interest or unearned discount		(68,621)		(45,878)
Allowance for loan losses (Note 6)		(1,201,958)		(676,141)
		35,456,649		27,163,942

Other receivables from financial intermediation (Note 7)
BCRA		577,111		691,913
Amounts receivables for spot and forward sales to be settled		448,439		1,368,657
Securities receivable under spot and forward purchases to be settled
		1,909,585		2,503,986
Unlisted corporate securities		286,298		322,118
Balances from forward transactions without delivery of principal		46,217		169,717
Others not included in the debtor classification regulation		3,262,914		4,097,312
Others included in the debtor classification regulation		53,793		115,509
Accrued interest receivable included in the debtor classification regulation
		6,148		7,110
Allowances		(15,616)		(14,190)
		6,574,889		9,262,132

Receivables from financials leases
Receivables for financials leases		159,904		155,775
Accrued interest and adjustments receivable		2,974		3,087
Allowances		(1,559)		(1,453)
		161,319		157,409
Unlisted equity Investments
Other (Note 2.7)		42,032		101,020
		42,032		101,020
Miscellaneous receivables
Minimum notional income tax – fiscal credit		167,01		97,447
Other (Note 8)		2,006,801		1,886,759
Other accrued interest receivable		2,785		787
Allowances		(10,108)		(10,811)
		2,166,488		1,974,182

Bank premises and equipment (Note 9) )		415,22		390,228

Miscellaneous assets (Note 10)		1,439,155		296,068

Intangible assets (Note 11)
Goodwill		9,934		13,363
Organization and development costs		529,235		554,001
		539,169		567,364

Items pending allocation		11,999		9,874

Total Assets	Ps.	65,267,557	Ps.	52,108,110

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET – (Continued)
As of December 31, 2017 and 2016
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31
	2017	2016

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Non-financial public sector	Ps. 2,399,321	Ps. 2,536,836
Financial sector	6,408	6,394
Non-financial private sector
Current accounts	2,180,789	881,421
Savings accounts	4,996,115	3,329,855
Time deposits	10,261,134	10,613,088
Investment accounts	471,464	1,013,895
Other	291,384	318,055
Accrued interest foreign exchange and quoted price difference	201,766	285,448
	20,808,381	18,984,992

Other liabilities from financial intermediation
BCRA- Other	102	56
Non-subordinated corporate bonds (Note 15)	25,668,775	16,018,680
Amounts payable for spot and forward purchases to be settled	1,764,787	2,295,724
Securities and foreign currency to be delivered under spot and forward sales to be settled
	449,823	1,422,674
Financing received from local financial institutions (Note 14)
Interfinancing loans (received calls)	160	265
Other financing from local financial institutions	329,992	434,475
Accrued interest payable	6,063	7,993
Balances from forward transactions without delivery of underlying asset	65,756	187,108
Other (Note 13)	4,030,441	2,931,778
Accrued interest adjustment, foreign exchange and quoted price differences payable and quotation payable	925,241	623,85
	33,400,980	24,187,338

Miscellaneous liabilities
Directors’ and statutory auditors’ fees	110,684	55,27
Other (Note 20)	2,517,673	2,154,603
Adjustments and interest payable	9,315	10,32
	2,637,672	2,220,193

Provisions (Note 12)	434,53	325,847

Subordinated corporate bonds (Note 16) )	-	136,838

Items pending allocation	54,03	38,963

Non-controlling interest	282,293	157,707

Total Liabilities	57,617,886	46,051,878

Total Shareholders' Equity	7,649,671	6,056,232
Total Liabilities and Shareholders' Equity Ps.	Ps. 65,267,557	Ps. 52,108,110

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31,
	2017	2016	2015
Financial income
Interest on cash and due from banks	Ps. Ps. 412	Ps. 15,314	Ps. 3,675
Interest on loans to financial sector .	105,052	100,777	53,373
Interest on overdraft	155,007	209,905	243,929
Interest on promissory notes	186,510	129,614	95,721
Interest on mortgage loans	515,204	490,490	433,639
Interest on pledge loans	44,663	154,632	131,265
Interest on credit card loans	4,194,612	3,477,649	2,153,739
Interest on financial leases	38,336	33,379	27,991
Interest on other loans (Note 21)	3,267,219	2,320,980	1,903,082
Interest on other receivables from financial intermediation	17,778	20,463	22,775
Net income from government and corporate securities	2,677,581	2,178,541	1,764,289
CER and CVS adjustments (Note 2.2)	-	7,459	9,633
Other (Note 21)	391,146	238,755	403,501
	11,593,520	9,377,958	7,246,612
Financial expenses
Interest on current account	122,156	-	-
Interest on savings account	4,953	3,250	2,981
Interest on time deposits .	2,001,226	2,992,719	2,110,592
Interest on interfinancing loans received	22,884	37,117	16,636
Interest on other financing from financial institutions	93,377	138,380	76,807
Interest on other liabilities from financial intermediation	3,406,855	1,873,798	942,859
Interest on subordinated corporate bonds	4,321	26,216	10,622
Other interest	111,990	337,545	188,906
Gold and foreign currency quotation difference	95,557	276,830	198,116
CER and CVS adjustments (Note 2.2)	60,949	-	-
Contribution to the deposits guarantee fund	33,950	60,474	122,825
Other (Note 21)	1,164,719	812,249	541,787
	7,122,937	6,558,578	4,212,131

Gross intermediation margin	Ps. 4,470,583	Ps. 2,819,380	Ps. 3,034,481

Provision for loan losses (Note 6)	910,881	466,365	354,179

Income from services
Lending transactions	3,361,302	2,140,797	1,245,974
Deposits liability	251,760	174,411	135,069
Other commissions	32,215	19,851	17,157
Other (Note 21)……….	3,183,797	2,804,829	2,536,195
	6,829,074	5,139,888	3,934,395
Expenses for services
Commissions	529,126	412,070	173,739
Others (Note 21)	1,414,390	839,383	735,081
	1,943,516	1,251,453	908,820

Administrative expenses
Payroll expenses	3,564,420	2,769,210	2,313,783
Directors and statutory auditors’ fees	149,706	52,501	90,773
Other fees	639,940	661,024	437,160
Advertising and publicity	123,809	117,017	173,384
Taxes	331,547	253,555	213,188
Depreciation of premises and equipment	100,534	80,577	45,560
Amortization of organization and development	186,201	149,120	99,504
Other operating expenses	761,812	735,161	482,967
Other	209,195	196,296	96,273
	6,067,164	5,014,461	3,952,592

Net income from financial intermediation	Ps. 2,378,096	Ps. 1,226,989	Ps. 1,753,285

Miscellaneous income
Results from investments in others companies	18,985	35,656	13,767
Penalty interest	116,090	96,964	98,366
Loans recovered and allowance reversed	199,144	219,592	265,493
Other (Note 21)	259,980	160,314	117,358
	594,199	512,526	494,984
Miscellaneous losses
Penalty interest and charges in favor of the BCRA	1,996	606	292
Loan loss provision for miscellaneous receivables and other provisions	248,589	164,896	171,951
Depreciation and loss of miscellaneous assets	2,083	515	519
Amortization of goodwill	3,430	3,430	3,430
Other (Note 21)	561,416	423,904	370,441
	817,514	593,351	546,633

Net income before income tax and non-controlling interest	Ps. 2,154,781	Ps. 1,146,164	Ps. 1,701,636

Income tax (Note 23)	532,658	516,179	618,899
Non-controlling interest	(28,684)	(14,657)	3,077
Net income for the year	Ps. 1,593,439	Ps. 615,328	Ps. 1,085,814

Basic earnings per share	1.087	0.420	0.742
Diluted earnings per share	1.087	0.420	0.742

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

					Reserves
	Capital stock (Note 25)	Paid in capital (Note 25)	Treasury stock (*) (Note 25)	Inflation adjustment of Capital stock (Note 25)	Legal (Note 25)	Other (Note 25)	Retained earnings	Total shareholders’ equity

Balance as of December 31, 2014	Ps. 1,463,365	Ps. 834	Ps. 54,149	Ps. 699,601	Ps. 679,739	Ps. 612,491	Ps. 886,728	Ps. 4,396,907

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/24/14. Approval of BCRA on 12/23/14	-	-	-	-	-	-	(41,817)	(41,817)

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 03/21/15.	-	-	-	-	109,994	439,978	(549,972)	-

Net income for the year	-	-	-	-	-	-	1,085,814	1,085,814

Balance as of December 31, 2015	Ps. 1,463,365	Ps. 834	Ps. 54,149	Ps. 699,601	Ps. 789,733	Ps. 1,052,469	Ps. 1,380,753	Ps. 5,440,904

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/13/16	-	-	-	-	217,163	-	(217,163)	-

Net income for the year	-	-	-	-	-	-	615,328	615,328

Balance as of December 31, 2016	Ps. 1,463,365	Ps. 834	Ps. 54,149	Ps. 699,601	Ps. 1,006,896	Ps. 1,052,469	Ps. 1,778,918	Ps. 6,056,232

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/04/17	-	-	-	-	123,066	1,655,852	(1,778,918)	-

Net income for the year	-	-	-	-	-	-	1,593,439	1,593,439

Balance as of December 31, 2017	Ps. 1,463,365	Ps. 834	Ps. 54,149	Ps. 699,601	Ps. 1,129,962	Ps. 2,708,321	Ps. 1,593,439	Ps. 7,649,671

(*) Includes Ps.17,514 of inflation adjustment of treasury stock

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2017	2016	2015

Cash and cash equivalents at the beginning of fiscal year	Ps. 7,188,279	Ps. 6,378,793	Ps. 5,368,514
Cash flows at the end of the fiscal year	3,646,536	7,188,279	6,378,793
Net (decrease) / increase in cash and cash equivalents	Ps. (3,541,743)	Ps. 809,486	Ps. 1,010,279

Causes of changes in cash and cash equivalents

Cash flow from operating activities
(Payment) / Net collection on:
Government and corporate securities	(9,816,489)	448,650	(928,227)
Loans
To the financial sector	180,671	(106,033)	141,060
To the non-financial public sector	63, 459	(438,820)	65,132
To the non-financial private sector and foreign residents	(9,062,654)	(6,473,546)	(3,690,779)
Other receivables from financial intermediation	4,201,862	(7,334,056)	(3,076,054)
Deposits
To the financial sector	(137,515)	(4,283,121)	(2,280,865)
To the non-financial public sector	-	-	945
To the non-financial private sector and foreign residents	1,960,890	2,877,867	4,338,020
Other (except for liabilities under financing activities)	(1,940,287)	6,703,118	2,620,070
Collections linked with income from services	6,829,074	5,139,888	3,934,395
Payments linked with expenses for services	(1,943,516)	(1,251,453)	(908,820)
Administrative expenses paid	(6,353,899)	(5,244,338)	(4,097,656)
Collection net of penalty interest	116,090	96,964	98,366
Payment of organization and development expenses	-	(89,145)	(135,291)
Other (payments) linked to miscellaneous income and expenses	(371,873)	(452,196)	(493,298)
(Payment)/ Net collection from other operating activities	(21,876)	9,214	(71,364)
Net cash flow (used in) operating activities	Ps. (16,296,063)	Ps. (10,397,007)	Ps. (4,484,366)

Cash flow from investment activities:
Net payment on bank premises and equipment	(1,168,079)	(378,366)	(83,120)
Payment of dividends	-	-	(41,817)
Net cash flow (used in) by investment activities	Ps. (1,168,079)	Ps. (378,366)	Ps. (124,937)

Cash flow from financing activities:
Issuance of unsubordinated corporate bonds	9,650,095	9,008,634	2,662,962
Issue of subordinated corporate bonds	-	26,216	110,622
Net cash flow provided by financing activities	Ps. 9,650,095	Ps. 9,034,850	Ps. 2,773,584

Financial gain on holding of cash and cash equivalent (including interest and monetary results)	4,272,304	2,550,009	2,845,998

Net (decrease) / increase in cash and cash equivalents	Ps. (3,541,743)	Ps. 809,486	Ps. 1,010,279

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

1.
General

a. Description of business

Banco Hipotecario S.A. (herein after referred to as the “Bank” or “BHSA”), is a commercial bank organized under the laws of Argentina.

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

Additionally, the Bank conducts part of its business through its subsidiaries, providing general banking services, proprietary brand credit card services, personal loans, insurance and other services.

Through BHN Sociedad de Inversión S.A., the Bank wholly owns BHN Seguros Generales Sociedad Anónima and BHN Vida Sociedad Anónima. Both companies have a similar business and operating model. The first one, provides personal insurance whereas the other, provides property insurance. Both are authorized to conduct business by the Argentine Superintendence of Insurance (“SSN”), the governmental agency responsible by law for regulating the insurance business in Argentina.

Tarshop S.A. commercializes consumer finance products, namely Tarshop-branded credit and debit cards under the trade name is “Tarjeta Shopping” and personal loans. The line of cash loans involves two distinct modalities: loans granted by branches and loans granted by retailers that are members of the chain of direct financing at retail stores.

BACS Banco de Crédito y Securitización S.A. (“BACS”) is a wholesale bank specialized in providing innovative financial solutions to Argentine companies. BACS focuses on investment banking products, origination, purchase and securitization of personal and pledge loans, and private banking.

b. Basis of presentation

The consolidated financial statements of the Bank have been prepared in accordance with the rules of Banco Central de la República Argentina (“Argentine Central Bank” or “BCRA”) which prescribe the accounting reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). Argentine Banking GAAP differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine Banking GAAP and U.S.GAAP as they relate to the Bank are set forth in Note 32 to these consolidated financial statements.

Certain disclosures required by the Argentine Banking GAAP have not been presented herein since they are not required under U.S. GAAP or the SEC and are not considered to be relevant to the accompanying consolidated financial statements taken as a whole.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c. Basis of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of December 31, 2017, 2016 and 2015 are as follows:

	December 31,
Issuing Company	2017	2016	2015
BHN Sociedad de Inversión Sociedad Anónima	99.99%	99.99%	99.99%
BHN Seguros Generales Sociedad Anónima	99.99%	99.99%	99.99%
BHN Vida Sociedad Anónima	99.99%	99.99%	99.99%
BACS Banco de Crédito y Securitización Sociedad Anónima (a)	62.28%	87.50%	87.50%
BACS Administradora de Activos S.A. S.G.F.C.I.	85.00%	85.00%	85.00%
Tarshop S.A.	80.00%	80.00%	80.00%
BH Valores SA	100.00%	100.00%	100.00%

(a) See Note 16.

All significant intercompany accounts and transactions have been eliminated in consolidation.

d. Presentation of financial statements in constant argentine pesos

Argentine generally accepted accounting principles in effect in the Autonomous City of Buenos Aires provides that financial statements shall be stated in constant currency, pursuant to the provisions of Technical Pronouncements Nos. 6 and 17 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), as amended by Technical Pronouncement No. 39, approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires on April 16, 2014, as well as interpretation No. 8 of the F.A.C.P.C.E.

These GAAP measures provide that the adjustment for inflation shall be applied in an inflationary context, which is present when, among other considerations, there exists an accumulated rate of inflation reaching or exceeding 100% during three years, taking into consideration, for such purpose, the domestic wholesale price index published by the Argentine Institute of Statistics and Census. Financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003 (the adjustment for inflation having been discontinued of Decree from such date) pursuant to the provisions of the Argentine GAAP in force in the Autonomous City of Buenos Aires and the requirements of the Decree No 664/03 of the National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3.921 of The Argentine Central Bank and General Resolution No. 441/03 of the Comisión Nacional de Valores (the “National Securities Commission” or the “CNV”). Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

At year-end the macro economy environment does not meet the conditions established in the Argentine professional accounting standards to qualify as highly hyperinflationary. Therefore, these financial statements were not restated to constant currency.

However, in recent years, certain macroeconomic variables affecting the Bank’s business, including, without limitation, wage costs and prices for supplies, have experienced significant annual changes. This circumstance should be considered in assessing and interpreting the Bank’s financial position and results presented in these consolidated financial statements.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2.     Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of the consolidated financial statements.

2.1. Foreign Currency Assets and Liabilities

US dollar assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the US dollar were converted into argentine pesos using the swap rates communicated by the Argentine Central Bank’s operations desk, in force at the close of operations on the last business day of the year end.

Foreign currency transactions net gains or losses are recorded within “Financial income” or “Financial expenses” in the accompanying consolidated statements of income.

2.2. Interest accruals and adjustments of principal amounts (UVA, UVI, CER and CVS)

Interest has been accrued using the compound interest formula in the periods in which it was generated for all lending and certain borrowing transactions in local and foreign currency. The Bank suspends the accrual of interest generally when the related loan is non-performing and the collection of interest and principal is in doubt. Accrued interest remains on the Bank’s books and is considered to be part of the loan balance when determining the allowance for loan losses. Regarding impaired loans, interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.

Adjustments of principal amounts from application of the UVA (Unit of acquisitive value), UVI (Unit of housing), CER (Reference Stabilization Index), and CVS (Average Variation Index) were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued.

2.3. Government and Corporate Securities

Securities classified as "Holdings recorded at fair value", "Investment in listed corporate securities" and "Instruments issued by the BCRA" with volatilities lists published by the BCRA, have been valued at year-end quoted market prices.

Securities classified as “Holdings recorded at amortized cost” and “Securities issued by the BCRA” with no volatilities lists published by the BCRA or securities with volatilities lists published by the BCRA but which the Bank decides to value under the first category, have been recorded at their acquisition cost plus accrued interest.

Realized gains and losses on sales and interest income on government and corporate securities are included as “Net income from government and corporate securities” in the accompanying statement of income.

2.4. Loans

Loans are valued at amortized cost, plus accrued interest at each balance sheet date, net of allowances for loan losses, as described in Note 6.

The Bank suspends the accrual of interest when the related loan is 90 days past due and the collection of interest and principal is in doubt. The suspension of interest corresponds to the loans classified as “with problems” and “medium risk” or below, under Argentine Central Bank´s

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

classification rules. Accrued interest remains on the Bank´s books and is considered to be part of the loan balance when determining the allowance for loan losses. Regarding impaired loans, interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.

2.5. Other receivables from financial intermediation

The financial trust participation certificates have been valued according to the equity method of accounting. Financial trust debt securities have been stated at internal return cost, index-adjusted by applying the CER to the appropriate instruments.

Futures transactions have been valued in accordance with the balances pending settlement. Changes in these values, for all derivative instruments, are recognized as a gain or loss under the caption “Financial Income – Others” and “Financial Expenses – Others”, respectively.

Unlisted corporate securities, which are comprised only of unlisted negotiable obligations, have been valued at acquisition cost plus internal rate of return.

The Bank holds non subordinated corporate bond in its own portfolio, measured at acquisition cost exponentially increased according to the internal rate of return.

Securities issued by the BCRA and government securities held as collateral for future transactions are valued as explained in Note 2.3.

Repo transactions are carried at the value originally agreed upon, plus accrued premiums.

Reverse repo transactions are carried at the book value of the underlying assets, as explained in Note 2.3.

2.6. Receivables from financial leases

Receivables from financial leases are carried at the present value of the periodic installments and the residual value previously agreed upon, calculated as per the conditions set forth in the respective lease agreements, applying the internal rate of return and net of allowances for loan losses.

2.7. Unlisted equity investments

Investments in which the Bank does not have significant influence have been accounted for at cost.

This caption mainly includes the equity investments held in: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, Mercado de Valores de Buenos Aires Sociedad Anónima, Bolsas y Mercados Argentinos S.A., Comparaencasa Ltd. and SUPER–CARD S.A.

Additionally the Bank has participations as protecting partner in mutual guarantee companies and has made contributions to the companies’ risk fund.

The breakdown of unlisted equity investments in the accompanying consolidated balance sheets is as follows:

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31,
	2017	2016

Participations as protecting partner in mutual guarantee companies	Ps. 26,310	Ps. 100,941
Comparaencasa Ltd.	15,650	-
Others	72	79
Total	Ps. 42,032	Ps. 101,020

2.8. Miscellaneous receivables

Miscellaneous receivables have been valued at the amounts actually transacted, plus interest accrued and net of allowances for loan losses or impairment, if applicable.

2.9.
Bank Premises and Equipment and Miscellaneous Assets, net

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

Goodwill is recorded by the difference between the purchase price and the book value of the net assets acquired in accordance with Argentine Banking GAAP, and subsequently amortized in a straight line basis over the estimated useful life of 60 months.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Given BHSA’s role as Trustee of the PROCREAR Administrative and Financial Trust, the Bank has capitalized increased direct expenses incurred in the mortgage loan origination process, which disbursements would not have been incurred by it had it not been for the grant of the related loans in accordance with the provisions of Communication “A” 5.392. Such origination expenses are amortized on straight line basis in 60 monthly installments.

2.11. Deposits

Deposits have been valued at their placement value, plus adjustments (CER, UVA and UVI) and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and UVA, included in “Time Deposits” and "Investment Accounts" is accrued at the pro rata agreed upon rate of return based on the positive variation in the price of the financial asset or financial asset index, between the time the transaction is arranged and the end of the month.

2.12. Other liabilities from financial intermediation

Non subordinated corporate bonds have been valued at their residual value plus accrued interest.

Futures transactions agreed upon that are mainly closed related to the position in foreign currency have been valued in accordance with the balances pending settlement. Changes in these values, for all derivative instruments, are recognized as a gain or loss under the caption “Financial Income – Others” or “Financial Expenses – Others”, respectively.

Repo transactions are carried at the value originally agreed upon plus any accrued premium amounts.

Reverse repo transactions are carried at the book value of the underlying securities in the manner discussed in Note 2.3.

2.13. Miscellaneous liabilities

They are valued at the amounts actually transacted, plus accrued interest as of year end.

2.14. Provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities, if applicable according to the estimated likelihood of occurrence. These provisions cover various items, such as lawsuits, taxes and other contingencies.

In addition, the Bank has accounted for the allowance required under Communication “A” 5,689 issued by the Argentine Central Bank in order to provide for the total amount of administrative and/or disciplinary sanctions and criminal penalties supported by first instance rulings, applied or pursued by the Argentine Central Bank, the Financial Information Unit, the Argentine Securities Commission and the Argentine Superintendence of Insurance.

Customers’ loyalty program provision has been recorded based upon the points earned that are expected to be redeemed and the average cost per point redeemed.

2.15. Dismissal indemnities

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff. The disbursements in respect thereof are charged to the results for the year in which they occur.

2.16. Personnel benefits

The Bank has set up provisions for its employees' retirement plans.

The instrumented plan consists of agreements with certain employees through monthly compensation until they reach the age and service conditions to obtain their retirement. A provision is accounted for the current estimates of the future cash flows.

2.17. Subordinated corporate bonds

As of December 31, 2016, subordinated corporate bonds were recorded at their residual value plus interests accrued.

2.18. Non-controlling interest

The breakdown of Non-controlling interest at each balance sheets date is as follows:

	December 31,
	2017	2016

BACS Banco de Crédito y Securitización S.A.	Ps. 148,736	Ps. 43,441
Tarshop S.A	133,557	114,266
Total	Ps. 282,293	Ps. 157,707
2.19. Income Tax

Pursuant to Article 28 of Law 24,855, BHSA is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendence of Corporations.

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. For the year ended December 31, 2017, the corporate tax rate was 30%. For the years ended December 31, 2016 and 2015, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income tax.

2.20. Minimum presumed income tax

Minimum presumed income tax (“MPIT”) was established as a complementary component of income tax obligations. MPIT is a minimum taxation, which assesses at the rate of 1% of computable assets at fiscal year-end according to Law 25,063. Ultimately, the tax obligation will be the higher of MPIT or income tax. However, if in any fiscal year MPIT exceeds income tax, that amount in excess will be available as a credit against future income tax to be generated in any of the next ten fiscal years.

Entities regulated by the Financial Institutions Law must consider 20% of their computable assets as the taxable basis for calculation of the MPIT.

In view of the option granted by the BCRA by means of Communication "A" 4295, as of December 31, 2017 the Bank recognized the tax amount paid in previous fiscal years as a minimum notional income tax credit.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2.21. Housing, life and unemployment insurance premiums in lending transactions and other transactions originated in its capacity of insurer

Insurance premiums are established in accordance with the rules of the SSN. Rates charged to clients are determined on the basis of actuarial calculations, based on basic principles in terms of equity, sufficiency, homogeneity and representativeness, which allow a reasonable presumption of a positive technical result and that are not abusive or discriminatory.

The SSN also requires that companies which conduct insurance operations maintain certain reserves depending on their lines of business and policies issued. The reserves are determined primarily pursuant to two criteria, claims and premiums.

Claim-related reserves have two principal forms:

-
Occurrences and claims reported but not registered (“IBENR”): relates to claims filed but not yet paid, and it is based on a reasonable estimation of future amounts to be paid based on the insurance company’s knowledge of the claims reported by its insured.
-
Liabilities incurred but not reported (“IBNR”): estimates of amounts expected to be paid for claims not yet filed, typically based on historical information of the company or market data.

There are also three forms of premium-related reserves:

-
Ongoing risks reserve: is maintained for those areas of activity in which policies cover a short time period (usually less than a year), and an up-front premium is paid for the entire coverage period. The ongoing risks reserve essentially allows income to be distributed over different fiscal periods, since the income generated by premiums paid in the applicable fiscal year cannot cover risks beyond such period.
-
Mathematical reserve: reserve is created for long-term contracts in which the risk increases over time. In order to avoid charging borrowers premiums which increase incrementally, premiums are maintained constant, but include a percentage intended to cover future risks, which is deemed a reserve. The mathematical reserve also allows the company to amortize a portion of the premium income received.
-
Sufficiency of premiums: calculated by the sum of all revenue generated minus all expenses incurred during the immediately preceding 12 months.

2.22. Shareholders' Equity

a.
Capital stock, treasury stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been stated in the currency values prevailing at that date, following the method mentioned in this note. The transactions carried out subsequent to that date have been recorded in currency values of the year to which they correspond. The balances of the Shareholders’ Equity accounts as of December, 2017 have been restated up to February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments". The issued treasury stock added due to the termination of Total Return Swap transaction are carried at nominal value.

b.
Results:

Income and expenses have been recognized following the accrual method, regardless of whether they have been collected or paid.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Certain reclassifications of the prior year´s information have been made to conform to the current year´s presentation. Such reclassifications do not have a significant impact on the Bank´s financial statements.

2.23. Statements of Cash Flows

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the BCRA.

For purposes of reporting cash flows, “Cash and cash equivalents” include “Cash and due from banks”.

2.24. Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amounts of revenues and expenses during the reporting years. Significant estimates include those required in the accounting of allowances for loan losses and the reserve for contingencies. Since management’s judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates which would have a positive or negative effect on future year results.

2.25. Earnings per share.

The Bank is required to present earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) is computed by dividing the net income for the year by the weighted-average number of common shares outstanding during the year. Weighted average number of shares outstanding (in thousands) is 1,466,577, 1,463,365 and 1,463,365 for the fiscal years ended December 31, 2017, 2016 and 2015, respectively.

During 2017, the Bank approved and put in place an employee compensation plan allocating to them its treasury stock. As a result, such shares were treated as outstanding shares in computing 2017 average outstanding shares.

There are no dilutive financial instruments outstanding for any of the fiscal years presented.

3. Restricted Assets

Certain of the Bank's assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31,
	2017	2016
Banco Hipotecario S.A.
Securities issued by the BCRA as collateral for OCT Rofex transactions	Ps. 117,520	Ps. 326,789
Securities issued by the BCRA as collateral for OCT MAE transactions	247	3,989
Deposits in pesos as collateral for visa credit card transactions	321,740	364,586
Deposits in pesos as collateral for leases	1,218	1,027
Other collaterals	1,365	810
	Ps. 442,090	Ps. 697,201

Tarshop S.A.
Deposits in pesos and in U$S as collateral for leases	Ps. 1,253	Ps. 715
Certificates of participation in Financial Trusts granted as commercial pledge for a loan received	32,213	32,205
Time deposits pledged for tax obligations arising from Financial Trusts (a)	7,800	6,531
Deposits in pesos related to Financial Trusts transactions	149,004	131,209
Receivables in trust to secure an overdraft facility received (b)	78,315	84,341
Loans to secure the future issuance of Financial Trust (c)	84,476	96,125
Deposits in pesos as collateral for visa credit card transactions	36,240	18,142
Government securities as collateral for visa credit card transactions	26,274	15,991
	Ps. 415,575	Ps. 385,259

BACS Banco de Crédito y Securitización S.A.
Receivables in pledge loans to secure a loan received	Ps. 7,776	Ps. 26,572
Securities and pesos as collateral for OTC transactions	153,257	32,214
	Ps. 161,033	Ps. 58,786

BH Valores S.A.
Mercado de Valores de Buenos Aires S.A.’s share pledged on behalf of Chubb Argentina de Seguros S.A.	Ps. -	Ps. 33,200

Total	Ps. 1,018,698	Ps. 1,174,446

(a) The pledge will remain in force up and until there is a resolution to the potential tax contingencies arising from financial trusts.
(b) In October 2015, Industrial and Commercial Bank of China (Argentina) S.A. granted Tarshop S.A. a checking account overdraft facility for up to Ps. 40,000, which was extended to Ps. 60,000 in June 2016. As security for the performance of its obligations, Tarshop S.A. has assigned and transferred to Banco de Valores S.A., as collateral trustee, fiduciary ownership of the trust receivables, consisting of Ps. 78,315 in equity securities. Any taxes, duties, rates or similar items that may be imposed under the different tax laws on account of such holdings and results, will be considered and included in the Company’s applicable taxable bases, as the Company agreed to bear the costs and expenses arising from the defense and any charges that could be imposed by the tax authorities on the trust and/or the trustee.
(c) Tarshop holds loan receivables in equity securities from Tarjeta Shopping Financial Trust, whose availability is restricted until the moment when a decision is adopted on whether to place such loan portfolios and transfer them to the trust portfolio or to keep them as its own freely available portfolio, as applicable.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of December 31, 2017 and 2016, BHN Sociedad de Inversión S.A. does not have any restricted assets.

4. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	December 31,
	2017	2016
Holding recorded at fair value
Government securities in pesos	Ps.492,427	Ps. 1,167,515
Government securities in US$ .	1,900,860	1,059,756
Government securities in Euros	36,920	22,460
Bills issued by Provincial Governments in US$ .	148,509	251,409
Bills issued by Provincial Governments in pesos	56,494	21,285
	Ps. 2,635,210	Ps. 2,522,425

Holding recorded at amortized cost
Government securities in US$	Ps. 244,239	Ps. 807,100
Bills issued by Provincial Governments in pesos	51,709	52,921
Bills issued by Provincial Governments in US$	126,099	157,064
	Ps. 422,047	Ps. 1,017,085

Investment in listed corporate securities
Corporate securities denominated in pesos	Ps. 613,430	Ps. 352,854
	Ps. 613,430	Ps. 352,854

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA	Ps. 10,863,583	Ps. 614,586
Unquoted bills and notes issued by the BCRA	291,493	502,324
	Ps. 11,155,076	Ps. 1,116,910

Allowances	Ps. (11,662)	Ps. (11,662)

Total	Ps. 14,814,101	Ps. 4,997,612

The maturities as of December 31, 2017, of government and corporate securities were as follows:

	Maturing within
	Book value	1 year	1 to 5 years	5 to 10 years	After 10 years

Holding booked at fair value	Ps. 2,635,210	Ps. 1,203,010	Ps. 283,328	Ps. 499,783	Ps. 649,089
Holding booked at amortized cost	422,047	286,564	135,483	-	-
Investment in listed corporate securities	613,430	613,430	-	-	-
Instruments issued by the BCRA	11,155,076	11,155,076	-	-	-
Allowances	(11,662)	(11,662)	-	-	-
	Ps. 14,814,101	Ps. 13,246,418	Ps. 418,811	Ps. 499,783	Ps. 649,089

The Bank recorded in their financial statements income from government and corporate securities for an amount of Ps. 2,677,581, Ps. 2,178,541 and Ps. 1,764,289 as of December 31, 2017, 2016 and 2015, respectively.

5. Loans

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial public, financial and non-financial private sector.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

●
Loans to the non-financial public sector: loans to the federal and provincial governments of Argentina.
●
Loans to the financial sector: loans to local banks and financial entities.
●
Loans to the non-financial private sector and foreign residents:

-
Overdrafts: short-term obligations drawn on by customers through overdrafts of current accounts.
-
Promissory Notes: endorsed promissory notes, discounted and purchased bills and factored loans.
-
Mortgage loans: loans to purchase or improve real estate and collateralized by such real estate or commercial loans secured by real estate.
-
Pledge loans: loans where collateral is pledged as an integral part of the loan document.
-
Personal loans: loans to individuals.
-
Credit card loans: loans to credit card holders.
-
Other: includes mainly short-term loans for export prefinancing and financing.

As of December 31, 2017 and 2016, the classification of the Bank’s loan portfolio pursuant to BCRA regulations was as follows:

	December 31,
	2017	2016

Non-financial public sector	Ps. 89,573	Ps. 153,032
Financial sector	456,279	636,950
Non-financial private sector
With preferred guarantees (a)	3,399,006	2,743,568
Without preferred guarantees
Personal loans	6,842,584	4,611,052
Credit card	15,039,798	12,663,403
Overdraft	1,221,539	290,153
Other loans (b)	9,327,482	6,494,798
Accrued interest receivable	282,346	247,127
Allowance for loan losses (see Note 6)	(1,201,958)	(676,141)
Total	Ps. 35,456,649	Ps. 27,163,942
______________
(a)
Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)
Comprised of:

	December 31,
	2017	2016

Short term loans in pesos	Ps. 3,182,077	Ps. 2,439,375
Short term loans in US dollars	4,550,519	1,934,946
Loans for the financing of manufacturers	227,036	189,838
Export prefinancing	119,216	602,308
Other loans	1,248,634	1,328,331
Total	Ps. 9,327,482	Ps. 6,494,798

6. Allowance for loan losses

Allowances for loan losses are recognized considering the evaluation of debt repayment capacity, the degree of debtors compliance and guarantees securing the respective transactions, following the regulations on debtor classification and minimum loan loss risk allowances issued by the BCRA.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The activity in the allowance for loan losses for the years presented is as follows:

	December 31,
	2017	2016

Balance at beginning of year	Ps. 676,141	Ps. 451,751
Provision charged to income	910,881	466,365
Loans charged off	(385,064)	(241,975)
Balance at end of year	Ps. 1,201,958	Ps. 676,141

7. Other receivables from financial intermediation

The breakdown of other receivables from financial intermediation, by type of guarantee for the years ended, is as follows:

	December 31,
	2017	2016
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps. 279,689	Ps. 1,282,427
Unsecured guarantees (a)	6,310,816	7,993,895
Subtotal	6,590,505	9,276,322
Allowance for losses	(15,616)	(14,190)
Total	Ps. 6,574,889	Ps. 9,262,132

The breakdown of the caption “Others not included in the debtor classification regulation” included in the balance sheet is as follows:

	December 31,
	2017	2016

Subordinated bonds (a)	Ps. 2,049,948	Ps. 2,393,543
Certificates of participation (see Note 19)	858,605	1,312,881
Bonds held in the Bank’s portfolio (b)	353,576	388,858
Other	785	2,030
Total	Ps. 3,262,914	Ps. 4,097,312

(a) Includes Ps. 1,799,509 and Ps. 2,041,936 of debt securities related to securitizations made by the Bank and described in Note 19, as of December 31, 2017 and 2016, respectively.
(b) The Bank holds some of its non-subordinated corporate bonds as of December 31, 2017 and 2016.

8. Miscellaneous receivables

The breakdown of the caption “Other” included in the balance sheet is as follows:

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31,
	2017	2016

Withholdings, credits and prepaid income tax	Ps. 57,821	Ps. 57,273
Recoverable expenses, taxes, and advances to third parties	24,899	25,200
Attachments for non-restructured ON	22,705	11,179
Receivables from fiduciary activities	487,355	230,288
Guarantee deposit	75,199	33,563
Guarantee deposit for credit card transactions	321,740	364,583
Directors fees	46,938	36,229
Loans to Bank staff	208,164	188,313
Other	761,980	940,131
Total	Ps. 2,006,801	Ps. 1,886,759

9. Bank Premises and Equipment

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the years indicated are as follows:

	December 31,
	2017		2016

Land and buildings	Ps.	237,529	Ps.	191,759
Furniture and fixtures		119,088		105,280
Machinery and equipment		400,785		358,076
Other		65,889		56,883
Accumulated depreciation		(408,071)		(321,770)
Total	Ps.	415,220	Ps.	390,228

Depreciation expense was Ps. 100,534, Ps. 80,577 and Ps. 45,560 during the year ended December 31, 2017, 2016 and 2015, respectively.

10. Miscellaneous assets

Miscellaneous assets consist of the following as of the end of each year:

	December 31,
	2017		2016

Construction in process (*)	Ps.	1,418,308	Ps.	51,459
Assets leased to others		37,267		30,125
Stationery and supplies assets		604		32,554
Advances for purchase of goods (*)		-		176,551
Other		13,562		30,007
Accumulated depreciation		(30,586)		(24,628)
Total	Ps.	1,439,155	Ps.	296,068

(*) On April 20, 2016, by means of a public auction conducted by the government of the City of Buenos Aires, the Bank acquired the building known as “Edificio del Plata” with the purpose of setting up a branch and corporate offices, for approximately US$68.1 million. On April 29, 2016, the Bank paid 15% of the acquisition price and on April 20, 2017 the Bank paid the outstanding balance. The title deed was executed on April 25, 2017.

Depreciation expense was Ps. 393, Ps. 294 and Ps. 339 during the year ended December 31, 2017, 2016 and 2015, respectively.

11. Intangible Assets

Intangible assets, net of accumulated amortization, as of the end of years indicated are as follows:

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

December 31,
2017	2016

Third parties fees, re-engineering, restructuring and capitalized software costs	Ps. 225,047	Ps. 200,437
Goodwill (*)	9,934	13,363
Mortgage loan origination expenses related to Pro.Cre.Ar (see Note 29)	304,188	353,564
Total	Ps. 539,169	Ps. 567,364
(*) Goodwill is mainly related to the acquisition of Tarshop.

Amortization expense was Ps. 189,631, Ps. 152,550 and Ps. 102,934 during the year ended December 31, 2017, 2016 and 2015, respectively.

12. Provisions

Provision as of the end of each year is as follows:

	December 31,
	2017		2016

Legal contingencies (a)	Ps.	177,567	Ps.	179,284
Contingency risks (b)		173,923		84,706
Tax provision		32,710		3,132
Customers’ loyalty program		49,730		58,125
Allowance for administrative-disciplinary-criminal penalties		600		600
Total	Ps.	434,530	Ps.	325,847

(a) Includes legal contingencies and expected legal fees.
(b) Includes non-subordinated corporate bonds past due whose holders did not enter to the comprehensive financial debt restructuring which ended in January 2004.

13. Other liabilities from financial intermediation - Other

The amounts outstanding, as of the end of the years are as follows:
	December 31,
	2017		2016

Collections and other transactions on behalf of third parties	Ps.	709,148	Ps.	479,225
Credit cards consumptions payable		2,587,430		1,810,155
Retail Bank Network		67,004		21,713
Financial hedge contract		666,436		620,080
Others		423		605
Total	Ps.	4,030,441	Ps.	2,931,778

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

14. Other liabilities from financial intermediation – Financing received from local financial institutions
The breakdown of the caption “Financing received from local financial institutions” is as follows:

				December 31,
Description	Average Annual interest rate	Average Maturity date		2017		2016

Financial loans in pesos	29.97%	February, 2018	Ps.	437,855	Ps.	707,468

Financial loans in dollars	3.38%	May, 2018		58,200		-
Total			Ps	496,055	Ps.	707,468

F-148

15. Other liabilities from financial intermediation – Non-subordinated corporate bonds

The balance of the non-subordinated corporate bonds has been included in the “Other liabilities for financial intermediation” caption. The residual face values of the different corporate bonds series issued are as follows:

				December 31,
	Issue date	Maturity date	Annual interest rate (a)	2017	2016
Banco Hipotecario S.A.
Series XII (US$ 44,508 thousand)	08/14/13	08/14/17	3.95%	-	467,341
Series XXIX (US$ 200,000 thousand)	11/30/15	11/30/20	9.75%	3,706,216	3,153,644
Series XXIX (US$ 150,000 thousand) Tranche II	05/23/16	11/30/20	9.75%	2,816,130	2,377,530
Series XXX (Ps. 314,611)	09/04/15	03/04/17	9 months 28.25% and then Badlar +450bp	-	314,611
Series XXXI (US$ 14,730 thousand)	09/04/15	09/04/18	2.00%	276,544	233,473
Series XXXII (Ps. 265,770)	11/30/15	05/30/17	3 months 27.0% and then Badlar +475bp	-	260,648
Series XXXIV (Ps. 264,030)	02/10/16	08/10/17	Badlar +400bp	-	264,030
Series XXXV (Ps. 235,970)	02/10/16	02/10/19	Badlar +499bp	230,007	235,970
Series XXXVI (Ps. 469,750)	05/18/16	11/18/17	Badlar +425bp	-	469,750
Series XXXVIII (Ps. 145,200)	08/18/16	02/18/18	Badlar +300bp	145,200	145,200
Series XXXIX (Ps. 343,241)	08/18/16	08/18/19	Badlar +349bp	341,573	343,241
Series XL (Ps.6,078,320)	10/12/16	01/12/20	Badlar +250bp	5,643,583	5,623,320
Series XLI (Ps.354,362)	02/20/17	08/20/18	Badlar +289bp	328,314	-
Series XLII (Ps.645,638)	02/20/17	02/20/20	Badlar +320bp	631,804	-
Series XLIII (UVA 54,606 thousand)	05/08/17	05/08/20	2.75%	1,133,581	-
Series XLIV (Ps.256,644)	05/08/17	11/08/18	Badlar +275bp	255,652	-
Series XLV (Ps.102,436)	05/08/17	05/08/20	Badlar +298bp	101,914	-
Series XLVI (Ps.496,855)	08/09/17	02/09/19	Badlar +425bp	494,420	-
Series XLVII (US$ 7,233 thousand)	08/09/17	08/09/19	4.00%	135,081	-
Series XLVIII (Ps.6,300,000)	11/07/17	11/07/22	Badlar +400bp	6,240,733	-

Tarshop S.A.
Series XIX (Ps. 6,316)	11/26/14	11/26/17	Badlar+525bp	-	6,273
Series XXII (Ps. 126,667)	07/30/15	01/30/17	6 months 29.0% and then Badlar+500bp	-	125,779
Series XXIII (Ps. 160,000)	11/16/15	05/16/17	Badlar+600bp	-	158,879
Series XXVI (Ps. 156,972)	01/26/16	07/26/17	Badlar+650bp	-	155,871
Series XXVII (Ps. 147,288)	05/04/16	11/04/17	Badlar+600bp	-	146,255
Clase I (Ps. 204,033)	09/07/16	03/07/18	Badlar+448bp	202,643	202,604
Clase II (Ps.67,360)	09/07/16	03/07/19	Badlar+499bp	66,901	66,888
Class III (Ps. 213,031)	11/04/16	05/04/18	Badlar+400bp	-	211,539
Clase IV (Ps.213,301)	11/04/16	05/04/18	Badlar+400bp	211,579	77,273
Clase V (Ps.77,818)	11/04/16	05/04/19	Badlar+425bp	77,288	-
Clase VII (Ps.229,000)	01/24/17	07/24/18	Badlar+400bp	227,440	-
Clase VIII (Ps.53,237)	01/24/17	07/24/19	Badlar+469bp	52,875	-
Clase IX (Ps.288,444)	04/20/17	10/20/18	Badlar+400bp	286,479	-
Clase X (Ps.211,556)	04/20/17	10/20/19	Badlar+474bp	210,114	-
Clase XI (Ps.346,996)	07/12/17	01/12/19	Badlar+500bp	344,632	-
Clase XIII (Ps.250,000)	11/10/17	05/10/19	Badlar+650bp	248,297	-

BACS Banco de Crédito y Securitización S.A.
Series V (Ps. 150,000)	04/17/15	01/17/17	9 months 27.45% and then Badlar +450bp	-	50,010
Series VI (Ps. 141,666)	07/23/15	04/24/17	27.5%	-	94,449
Series VII (Ps. 142,602)	02/18/16	11/18/17	Badlar +475bp	-	142,602
Series VIII (Ps. 150,000)	05/24/16	11/24/17	Badlar +439bp	-	150,000
Series IX (Ps. 249,500)	07/27/16	07/27/18	Badlar +345bp	249,500	249,500
Series X (Ps. 91,000)	10/11/16	05/11/18	Badlar +375bp	91,000	91,000
Series XI (Ps. 201,000)	10/11/16	10/11/19	Badlar +400bp	201,000	201,000
Series XII (Ps. 98,461)	04/28/17	10/28/18	Badlar +300bp	98,461	-
Series XIII (Ps. 201,539)	04/28/17	04/28/20	Badlar +350bp	201,539	-
Series XIV (Ps. 227,886)	09/25/17	03/25/19	Badlar +475bp	227,886	-
Series XV (US$ 10,141 thousand)	09/25/17	09/25/19	4.74%	190,389	-

				25,668,775	16,018,680

(a) As of December 31, 2017the Badlar rate was 23.25% per year.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The contractual maturities of the non-subordinated corporate bonds as of December 31, 2017 are as follows:

December 31, 2018	Ps.2,372,812
December 31, 2019	2,820,463
December 31, 2020	14,234,767
Thereafter	6,240,733
Total	Ps. 25,668,775

The General Ordinary Shareholders held on April 13, 2016, approved the extension of the Bank’s Global Program for the issuance of notes for up to US dollars eight hundred million (US$ 800,000,000) or its equivalent in pesos currently in force for a term of up to 5 years , or the longer year permitted by applicable law.

On May 23, 2016, the Bank issued Series XXIX – Tranche II in the international market for a total of US$ 150 million. The proceeds from the issuance were used, in part, to fund the purchase of “Edificio del Plata”.

On June 15, 2016 the Bank’s Board of Directors approved the increase in the Program amount for up to US Dollars one billion (US$ 1,000,000,000) or its equivalent in pesos.

16. Subordinated corporate bonds

On December 12, 2013, BACS’ shareholders’ meeting, approved the issuance of convertible subordinated corporate bonds through private offering up to Ps.100,000.

On June 22, 2015, BACS issued corporate bonds that are convertible into its ordinary and book-entry shares for a principal amount of Ps.100,000. Such bonds were fully subscribed by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), one of the Bank’s shareholders.

On June 21, 2016, IRSA notified BACS its decision to exercise its conversion rights, which was approved by the BCRA through Resolution No. 63, dated February 7, 2017.

As a result, the Banks’s interest in BACS decreased from 87.50% to 62.28%.

17. Level I American Depositary Receipts Program

On March 27, 2006, the SEC declared the Level I American Depositary Receipts “ADR” program.

This program allows foreign investors to buy the Bank’s stock through the secondary market where ADRs are traded freely within the United States. The Bank of New York has been appointed as depositary institution.

18. Derivative Financial Instruments

The Bank has carried out its financial risk management through the subscription of several derivative financial instruments. Derivative financial instruments are recorded under the captions “Other receivable from financial intermediation – Amounts receivable under derivative financial instruments” or Liabilities: “Other liabilities from financial intermediation – Amounts payable under derivative financial instruments” in the Consolidated Balance Sheet, and the related gain or loss under the captions “Financial Income – Others” or: “Financial Expenses – Others”, respectively, in the Consolidated Statement of Income.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following are the derivative financial instruments outstanding as of December 31, 2017 and 2016:

	Notional amount		Net Book Value Asset/(Liabilities)		Fair Value
Type of Contract	2017	2016	2017	2016	2017	2016

Futures (a)
Purchase foreign currency	1,960,221	24,496,972	(65,756)	(187,108)	(65,756)	(187,108)
Sales foreign currency	(896,567)	(23,015,869)	46,217	169,717	46,217	169,717
 (a)
Underlying: Foreign currency.

Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. Settlement is carried on a daily basis for the difference.

For these transactions, during the years ended December 31, 2017, 2016 and 2015, the Bank has recognized losses of Ps.(273,472), and gains of Ps. 90,900, 322,950, respectively.

19. Securitization of mortgage loans, consumer loans and credit card loans

The Bank issued separate financial trusts under “Cédulas Hipotecarias Argentina – program”; and a consumer loans financial trust under BACS’s Global Trust Securities Program. For each mortgage or consumer trust, the Bank transfers a portfolio of mortgages or consumer loans in trust to the relevant trustee. The trustee then issues Class A debt securities, Class B debt securities and certificates of participation. The financial trust’s payment obligations in respect of these instruments are collateralized by, and recourse is limited to, the trust’s assets consisting of the portfolio of mortgage or consumer loans and any reserve fund established by the Bank or the trustee for such purpose. The securitizations were recorded as sales, and accordingly, the mortgage and consumer loans conveyed to the financial trusts are no longer recorded as assets of the Bank.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

  As of December 31, 2017 and 2016, the following financial trusts are outstanding:

	Class A Debt Securities	Class B Debt Securities	Certificates of Participation	Total

BACS III – Issued on 12.23.2005
Face value in Ps.	77,600	1,200	1,200	80,000
Declared Maturity Date	03.20.2013	09.20.2013	08.20.2015

BACS Funding I Issued on 11.15.2001 (*)
Face value in Ps.	-	-	29,907	29,907
Declared Maturity Date			11.15.2031

CHA VI Issued on 04.07.2006
Face value in Ps.	56,702	-	12,447	69,149
Declared Maturity Date	12.31.2016		12.31.2026

CHA VII Issued on 09.27.2006
Face value in Ps.	58,527	-	12,848	71,375
Declared Maturity Date	08.31.2017		02.28.2028

CHA VIII Issued on 03.26.2007
Face value in Ps.	61.088	-	13,409	74.497
Declared Maturity Date	08.31.2024		08.31.2028

CHA IX Issued on 08.28.2009
Face value in Ps.	192,509	-	10,132	202,641
Declared Maturity Date	02.07.2027		07.07.2027

CHA X Issued on 08.28.2009
Face value in Ps.	-	-	17,224	17,224
Face value in US$	85,001	-	-	85,001
Declared Maturity Date	01.07.2027		06.07.2028

CHA XI Issued on 12.21.2009
Face value in Ps.	204,250	-	10,750	215,000
Declared Maturity Date	03.10.2024		10.10.2024

CHA XII Issued on 07.21.2010
Face value in Ps.	259,932	-	13,680	273,612
Declared Maturity Date	11.10.2028		02.10.2029

CHA XIII Issued on 12.02.2010
Face value in Ps.	110,299	-	5,805	116,104
Declared Maturity Date	12.10.2029		04.10.2030

CHA XIV Issued on 03.18.2011
Face value in Ps.	119,876	-	6,309	126,185
Declared Maturity Date	05.10.2030		08.10.2030

Additionally, as of December 31, 2016, the following financial trusts were also outstanding:

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Certificates of Participation	Total

BHN II – Issued on 05.09.97 (*)
Face value in Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2001	07.25.2009	03.25.2012	05.25.2013

BHN III – Issued on 10.29.97 (*)
Face value in Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018

BHN IV – Issued on 03.15.00 (*)
Face value in Ps.	36,500	119,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020

BACS I – Issued on 02.15.2001 (*)
Face value in Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020

BACS Funding II Issued on 11.23.2001 (*)
Face value in Ps.	-	-	-	12,104	12,104
Declared Maturity Date				11.23.2031

BHSA I Issued on 02.01.2002
Face value in Ps.	-	-	-	43,412	43,412
Declared Maturity Date				02.01.2021

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(*)
Financial trusts subject to the translation of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25,561 and Decree 214, as they were created under Argentine legislation. Certain holders of Class A debt securities have started declarative actions against the trustee pursuant to the application of the pesification measures set forth in Law 25,561 and Decree 214, in order to maintain the currency of origin of said securities. In these declarative actions, the Bank acted together with BACS as third party. The trustee has duly answered to this claim, being the final resolution to this situation still pending.

Tarshop S.A. has created several financial trusts under its securitization program (“Valores Fiduciarios Tarjeta Shopping – Global program”) to assure its long-term financing accessing directly to the capital market. The assets included in the financial trusts relate to credit card coupons and advances in cash.

The table below presents the financial trusts issued and outstanding as of December 31, 2017:

	Debt Securities	Certificates of Participation	Total

Series XCIV– Issued on 09.30.16	177,248	102,324	279,572
Face value in Ps.

Series XCV–Issued on 11.17.16	186,506	99,985	286,491
Face value in Ps.

Series XCVI–Issued on 04.28.17
Face value in Ps.	180,373	89,440	269,813

Series XCVII–Issued on 06.21.17
Face value in Ps.	222,391	99,448	321,839

Series XCVIII–Issued on 05.02.17
Face value in Ps.	233,133	104,252	337,385

Series XCIX–Issued on 06.12.17
Face value in Ps.	210,583	107,518	318,101
Series C–Issued on 10.02.17
Face value in Ps.	237,281	121,149	358,430

Series CI–Privately issued on 10.15.17
Face value in Ps.	155,411	122,533	277,944

Series CII–Privately issued on 11.15.17
Face value in Ps.	173,505	89,973	263,478

Tarshop Privado Series III - Privately issued on 10.15.16
Face value in Ps.	2,813,000	691,530	3,504,530

Tarshop Privado Series IV - Privately issued on 12.15.17
Face value in Ps.	227,000	73,982	300,982

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The table below presents the financial trusts issued and outstanding as of December 31, 2016:

	Debt Securities	Certificates of Participation	Total

Series LXXXV–Issued on 11.24.15
Estimated Maturity Date
Face value in Ps.	128,500	47,800	176,300

Series LXXXVI–Issued on 06.29.15
Face value in Ps.	126,050	48,168	174,218

Series LXXXVII–Issued on 10.01.15
Face value in Ps.	141,066	57,091	198,157
Series LXXXVIII– Issued on 12.28.15
Face value in Ps.	148,488	65,472	213,960

Series LXXXIX– Issued on 02.29.16
Face value in Ps.	143,530	63,282	206,812

Series XC– Issued on 03.28.16
Face value in Ps.	150,025	66,163	216,188

Series XCI– Issued on 05.11.16
Face value in Ps.	148,300	68,189	216,489

Series XCII– Issued on 06.07.16
Face value in Ps.	155,700	71,598	227,298

Series XCIII– Issued on 08.17.16
Face value in Ps.	166,715	76,652	243,367

Series XCIV– Issued on 09.30.16	177,248	102,324	279,572
Face value in Ps.

Series XCV–Issued on 11.17.16	186,506	99,985	286,491
Face value in Ps.

Tarshop Privado Series 1 - Privately issued on 08.25.15
Face value in Ps.	964,595	223,962	1,187,962

Tarshop Privado Series 1I - Privately issued on 12.23.15
Face value in Ps.	1,980,800	761,029	2,741,829

Tarshop Privado Series III - Privately issued on 10.24.16
Face value in Ps.	386,000	171,090-	817,090

BACS Banco de Crédito y Securitización S.A. (BACS) has issued separate financial trusts which underlying assets are personal loans, primary originated by cooperatives and later acquired by BACS. The mentioned financial trusts have been issued under the “Fideicomisos Financieros BACS – Global program”. As of December 31, 2017 and 2016 there are no trusts outstanding.

As of December 31, 2017 and 2016, the Bank held in its portfolio the following securities corresponding to the abovementioned financial trusts:

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31,
	2017	2016

Class A debt securities – CHA VI to CHA XIV	Ps. 85,721	Ps. 101,961
Debt securities – BACS III	12,452	13,517
Debt securities – Tarshop Series LXXXVII	-	7,871
Debt securities – Tarshop Series LXXXVIII	33,268	-
Debt securities – Tarshop Series XCIV	1,851	38,096
Debt securities – Tarshop Series XCV	-	34,422
Debt securities – Tarshop Series C	29,241	-
Debt securities – Tarshop Series CI	42,129	-
Debt securities – Tarshop Series CII	40,869	-
Debt securities – Tarshop Privado Series II	-	958,652
Debt securities – Tarshop Privado Series III	1,325,098	610,826
Debt securities – Tarshop Privado Series IV	228,880	-
Debt securities – Tarshop Series I	-	276,591
Subtotal	Ps. 1,799,509	Ps. 2,041,936

	December 31,
	2017	2016

Certificates of participation – CHA VI	Ps. -	Ps. 13,095
Certificates of participation – CHA IX	7,079	8,782
Certificates of participation – CHA X	19,156	24,446
Certificates of participation – CHA XI	10,013	11,173
Certificates of participation – CHA XII	10,660	12,386
Certificates of participation – CHA XIII	1,100	3,132
Certificates of participation – CHA XIV	646	3,063
Certificates of participation – BHSA I	9,446	8,949
Certificates of participation – BACS III	1,003	1,003
Certificates of Participation – Tarshop Series LXXXV	-	22,435
Certificates of Participation – Tarshop Series LXXXVI	-	27,681
Certificates of Participation – Tarshop Series LXXXVII	-	25,357
Certificates of Participation – Tarshop Series LXXXVIII	-	36,843
Certificates of Participation – Tarshop Series LXXXIX	-	32,902
Certificates of Participation – Tarshop Series XC	-	35,058
Certificates of Participation – Tarshop Series XCI	-	35,034
Certificates of Participation – Tarshop Series XCII	-	49,677
Certificates of Participation – Tarshop Series XCIII	-	56,947
Certificates of Participation – Tarshop Series XCIV	36,184	34,662
Certificates of Participation – Tarshop Series XCV	35,821	35,574
Certificates of Participation – Tarshop Series XCVI	31,472	-
Certificates of Participation – Tarshop Series XCVII	35,220	-
Certificates of Participation – Tarshop Series XCVIII	38,846	-
Certificates of Participation – Tarshop Series XCIX	44,080	-
Certificates of Participation – Tarshop Series C	52,271	-
Certificates of Participation – Tarshop Series CI	31,776	-
Certificates of Participation – Tarshop Series CII	12,549	-
Certificates of Participation – Tarshop Privado Series I	-	177,261
Certificates of Participation – Tarshop Privado Series II	-	515,666
Certificates of Participation – Tarshop Privado Series III	444,698	141,762
Certificates of Participation – Tarshop Privado Series IV	36,589	-
Certificates of Participation – Tarshop Series I	(4)	(7)
Subtotal	Ps. 858,605	Ps. 1,312,881
Total	Ps. 2,658,114	Ps. 3,354,817

20. Miscellaneous Liabilities

The breakdown of the caption “Other” consist of the following as of the end of each year:

	December 31,
	2017		2016
Sundry creditors .	Ps.	26,481	Ps.	27,860
Other expenses payable .		871,751		971,098
Tax withholding to be deposited		103,098		115,161
Taxes payable		563,768		488,714
Payroll withholdings and contributions		131,439		104,279
Salaries and social security charges payable		821,136		447,491
Total	Ps.	2,517,673	Ps.	2,154,603

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

21. Breakdown of captions included in the income statement

	December 31,
	2017	2016	2015
Financial Income
Interest on other loans
Personal loans	Ps. 2,275,263	Ps. 1,378,981	Ps. 1,029,361
Public sector	30,232	7,077	10,255
Other short term loans in pesos	735,770	831,440	807,818
Other short term loans in US dollars, loans for the financing of manufacturers and export prefinancing	225,954	103,482	55,648
Total	Ps. 3,267,219	Ps. 2,320,980	Ps. 1,903,082

	December 31,
	2017	2016	2015
Financial Income
Other
Premiums on repo transactions	Ps. 377,601	Ps. 145,873	Ps. 75,352
Forward transactions	10,461	90,900	322,950
Other	3,084	1,982	5,199
Total	Ps. 391,146	Ps. 238,755	Ps. 403,501

	December 31,
	2017	2016	2015
Financial Expenses
Other
Turnover tax on financial income	Ps. 766,190	Ps. 640,334	Ps. 457,219
Premiums on forward transactions	283,933	-	-
Premiums on swap and repo transactions	71,579	90,717	26,666
Result from interest rate swaps	43,017	81,198	57,902
Total	Ps. 1,164,719	Ps. 812,249	Ps. 541,787

	December 31,
	2017	2016	2015
Income from services
Other
Insurance premiums and services	Ps. 2,170,931	Ps. 2,001,188	Ps. 1,475,554
Services on loans	153,343	92,880	65,820
Fees from PROCREAR	345,189	253,992	196,614
Other	514,334	456,769	798,207
Total	Ps. 3,183,797	Ps. 2,804,829	Ps. 2,536,195

	December 31,
	2017	2016	2015
Expenses for services
Other
Insurance claims	Ps. 225,479	Ps. 190,287	Ps. 118,920
Services on loans	844,050	398,661	419,078
Turnover tax	195,421	119,754	106,913
Other	149,440	130,681	90,170
Total	Ps. 1,414,390	Ps. 839,383	Ps. 735,081

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31,
	2017	2016	2015
Miscellaneous income
Other
Gain on sales of bank premises and equipment and miscellaneous assets	Ps. 61,215	Ps. 1,967	Ps. 2,363
Rental income…..	5,582	3,236	2,742
Interest on loans to employees	39,148	38,094	33,015
Income from equity investments	88,277	30,260	394
Income from collateral assets	48,122	76,413	74,360
Other	17,636	10,344	4,484
Total	Ps. 259,980	Ps. 160,314	Ps. 117,358

	December 31,
	2017	2016	2015
Miscellaneous expenses
Other
Turnover tax	Ps. 14,491	Ps. 9,919	Ps. 8,673
Other taxes	276,515	191,652	138,780
Debit card and credit card expenses	79,967	101,577	73,515
Benefits prepayments	14,690	3,785	5,355
Donations	34,037	48,877	36,529
Payment Summary proceedings in financial matters N° 1320 (*)	-	-	53,632
Other	141,716	68,094	53,957
Total	Ps. 561,416	Ps. 423,904	Ps. 370,441

(*) During the fiscal year 2015, the Bank’s Board of Directors granted its approval to the actions undertaken by the Executive Committee concerning the deposit of the penalties imposed on directors, former directors, managers, former managers and statutory auditors and the fact that such amounts were charged against the statement of income in the framework of the Financial Summary Proceedings No. 1320 (Note 28).

22. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	1,350,602	35,134	-	1,385,736
Government and corporate securities	2,415,592	36,920	-	2,452,512
Loans	5,141,963	-	-	5,141,963
Other receivables from financial intermediation	867,835	-	-	867,835
Miscellaneous receivables	158,392	-	-	158,392
Items pending allocation	-	-	-	-
Total as of December 31, 2017	9,934,384	72,054	-	10,006,438
Total as of December 31, 2016	11,341,542	42,523	9	11,384,074

Liabilities:
Deposits	3,400,307	-	-	3,400,307
Other liabilities from financial intermediation	7,785,601	53	-	7,785,654
Miscellaneous liabilities	10,325	-	-	10,325
Items pending allocation	1,067	-	-	1,067

Total as of December 31, 2017	11,197,300	53	-	11,197,353
Total as of December 31, 2016	10,988,592	38	-	10,988,630

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

23. Income Tax

In accordance with Section 28 of Law 24,855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for housing loan transactions made before October 23, 1997, the registration date of its bylaws with the Superintendency of Corporations.

The Bank and its subsidiaries charge to income, when applicable, their income tax estimation and record a provision in their liabilities for the same amount.

Income tax for the fiscal years ended December 31, 2017, 2016 and 2015, amounted to Ps.532,658, Ps.516,179 and Ps.618,899, respectively.

24. Minimum Presumed Income Tax

Minimum presumed income tax was created by Law No. 25,063 to be in effect for 10 years as from fiscal year 1998, which term was extended by Law No. 26,545 until December 30, 2019. In addition, Law No. 27,260 in its Section 76 set forth that the tax was to be repealed for the fiscal years beginning on January 1, 2019.

This is a complementary tax of income tax. Minimum presumed income tax consists of minimum taxation, on certain productive assets at a 1% tax rate. The ultimate tax obligation will be the higher between minimum presumed income tax or income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, minimum presumed income tax exceeds income tax presumed, the surplus will be computable as a down payment of any income tax in excess of minimum presumed income tax through the next ten years.

Given the provisions of Communication “A” 4,295, the Bank capitalized the tax credit based on the income for book and tax purposes on the basis of the Business Plan submitted to the Argentine Central Bank as well as estimates of the main macroeconomic variables and the changes in the financial system for the following ten fiscal years.

The following are the Bank’s credit balances at the closing of these financial statements:

	Credit balance as of December 31,
Year of generation	2017	2016	Expiration date
2008	-	3,100	2018
2009	-	3,535	2019
2010	-	4,328	2020
2011	-	11,869	2021
2012	10,143	10,592	2022
2013	10,200	10,200	2023
2014	13,487	13,487	2024
2015	18,141	18,141	2025
2016	81,796	22,195	2026
2017	33,243	-	2027
	167,010	97,447

25. Shareholders' Equity

The following information relates to the statements of changes in the Bank’s shareholders' equity.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(a)
Common Stock

Prior to December 31, 1997, the Bank's capital stock consisted of assigned capital with no par value owned 100% by the Argentine government. In accordance with the by-laws approved as a result of the conversion of the Bank to a sociedad anónima, the Bank's capital stock was established at Ps.1,500,000 and divided into four classes of ordinary common shares.

As of December 31, 2017, the Bank's capital stock consists of:

Shareholder	Class of authorized Shares	Number of Shares	Total % Ownership	Par value per share	Voting Rights
Argentine government (through FFFRI) (b)	A	664,555,037	44.3%	Ps. 1	1 vote
Banco Nación, as trustee for the Bank's Programa de Propiedad Participada (a)	B	57,009,279	3.8%	Ps. 1	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	Ps. 1	1 vote
Public investors (c) (d)	D	703,435,684	46.9%	Ps. 1	3 votes
		1,500,000,000	100.0%

The number of authorized shares is 1,500,000,000 of which the Bank has issued and outstanding 1,463,365,267 and 36,634,733 allocated in treasury stock.

The changes in each class of common shares for each year presented are as follows:

Class of shares	31/12/2014	PPP (a)	31/12/2015	PPP (a)	31/12/2016	PPP (a)	31/12/2017

A	669,725,120	(3,649,402)	666,075,718	(1,016,611)	665,059,107	(504,070)	664,555,037
B	57,009,279	-	57,009,279	-	57,009,279	-	57,009,279
C	75,000,000	-	75,000,000	-	75,000,000	-	75,000,000
D	698,265,601	3,649,402	701,915,003	1,016,611	702,931,614	504,070	703,435,684
	1,500,000,000	-	1,500,000,000	-	1,500,000,000	-	1,500,000,000

_______
(a)
The Bank's Programa de Propiedad Participada (“PPP”) is the Bank's employee compensation plan”. Under Decree 2127/2012 and Resolution 264/2013 issued by the Ministry of Economy and Public Finance, the PPP was implemented. Under this plan, in a first stage, out of a total of 75,000,000, 17,990,721 Class B shares were converted into Class A shares, to be allocated among the employees that have withdrawn from the Bank in accordance with the implementation guidelines. Upon delivery to the former employees, the 17,990,721 shares will become Class D shares. The shares allocated to the Bank’s current employees are designated as Class B shares, representing the PPP.

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

In reply, the Bank has claimed that such observation should be revised, because the Bank is allowed to conduct the business in question pursuant to the Privatization Law No. 24,855 and its regulations, in particular Decree No. 1394/98, as continuing company of Banco Hipotecario Nacional.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(b)
Under the Bylaws, the affirmative vote of the holders of Class A Shares is required in order to carry out: (i) mergers or spin-offs; (ii) an acquisition of shares (constituting a Control Acquisition or resulting in the Bank being subject to a control situation); (iii) the transfer to third parties of a substantial part of the loan portfolio of the Bank; (iv) a change in the Bank’s corporate purpose; (v) the transfer of the Bank’s corporate domicile outside of Argentina; and (vi) the voluntary dissolution of the Bank.

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

(d)
Treasury stock

By reason of the expiration on January 29, 2009 of the Total Return Swap that had been executed and delivered on January 29, 2004, Deutsche Bank AG transferred to the Bank 71,100,000 ordinary Class “D” shares in Banco Hipotecario Sociedad Anónima with face value $ 1 each, which are available for the term and in the conditions prescribed by the Argentine Companies Law (Law 19,550), in its Section 221. The General Ordinary Shareholders’ Meeting held on April 30, 2010 resolved to extend for a year, counted as from January 31, 2010, the term for realizing the treasury stock held by the Bank.

On April 30, 2010, the General Extraordinary Shareholders’ Meeting resolved to delegate upon the Board of Directors the decision to pay with the treasury stock in portfolio the Stock Appreciation Rights (StAR) coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors resolved to launch a preemptive offer to sell a portion of the Bank’s treasury stock, for a total of 36.0 million class D shares. The remaining shares would be delivered in payment to the holders of Stock Appreciation Rights (StAR) coupons arising from the debt restructuring, which fell due on August 3, 2010. On July 26, 2010, within the framework of the referred offer, the Bank sold approximately 26.9 million of the shares mentioned above.

On August 3, 2010, the proceeds of the offer and the balance of the shares referred in the preceding paragraph were made available to the holders of the Stock Appreciation Rights (StAR) coupons. With the above-mentioned offering, 999,312 Class D shares were sold in excess of those required to pay off the obligation previously mentioned. In connection with such excess sale, Ps. 554 were recorded as retained earnings to reflect the addition of the shares to the entity’s equity, which took place on January 29, 2009 as detailed in this note, and a further Ps. 834 were booked as Additional paid-in capital for the difference between the value as added to the entity’s equity and the sales value.

On April 13, 2011, the General Extraordinary Shareholders’ Meeting authorized the Board of Directors to sell their own treasury stock in the market reducing to ten days the term for exercising the preemptive right, and suspending the exercise thereof when the sale of shares does not exceed 1% of the Capital Stock within any twelve-month fiscal year. The General Ordinary Shareholders’ Meeting held on March 27, 2012 extended for one year the term fixed for the disposition of those shares.

The General Ordinary Shareholders’ Meeting held on April 24, 2013 resolved to allocate 35,100,000 Class D shares held by the Bank to a compensation program for the personnel under the terms of Section 67 of Law 26,831. This decision is pending approval of CNV.

On April 24, 2014 the General Ordinary Shareholders’ Meeting acknowledged the incentive or compensation program described in the preceding paragraph and its extension to the personnel employed by the subsidiaries BACS Banco de Crédito y Securitización S.A., BH Valores S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A. and BHN Seguros Generales S.A.

As of December 31, 2016, the Bank held 36,634,733 treasury stock, out of which 1,534,733 correspond to third-party holders of StARs who have not filed the documentation required for their collection. The Shareholders’ Meeting held on April 4, 2017 unanimously resolved to include 1,534,733 common shares in the compensation program for the personnel that had been approved at the Shareholders’ Meetings held on April 24, 2013 and April 24, 2014.

On November 30, 2017, the Board of Directors of the Argentine Securities Commission considered that it would be advisable to approve Banco Hipotecario S.A.’s Rules of the Compensation Program for the personnel of the entity and its subsidiaries, BACS Banco de Crédito y Securitización S.A. – BHN Sociedad de Inversión S.A. – BHN Vida S.A. – BHN Seguros Generales S.A. and BH Valores S.A.

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

(b)
Distribution of profits

Banco Hipotecario S.A. and BACS Banco de Crédito y Securitización S.A.

On May 6, 2010, pursuant to its Communication “A” 5,072, BCRA established that no dividend distribution shall be admitted in so far as: a) the amounts deposited as minimum cash requirements on average – in Pesos, foreign currency or in Government securities – were less than the requirements pertaining to the most recently closed position or the position as projected taking into account the effect of the distribution of dividends, and/or b) the amounts deposited as minimum capital requirements were less than the requirements recalculated as previously mentioned plus a 30% increase, and/or c) the Entity has received financial aid from the BCRA on grounds of illiquidity as set forth in Section 17 of BCRA’s Charter.

On January 27, 2012, the BCRA issued Communication “A” 5,272 whereby it established that for the calculation of the minimum capital requirement, the minimum capital for operational risk shall be included. On the same date, Communication “A” 5,273 was also issued, whereby the BCRA resolved to increase the percentage referred to in the preceding paragraph, subsection b), from 30% to 75%.

Communication “A” 5,369 provided that as from January 1, 2013, for the purposes of calculating the position of minimum capitals, the capital requirement for credit risk due to securitizations must be computed over all the transactions outstanding as of the computation date.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On September 23, 2013, the Argentine Congress enacted Law N° 26,983 which amends the Income Tax Law and sets forth that dividends or earnings in money or in kind shall be levied with Income Tax at a 10% tax rate payable in a final and lump sum.

On July 12, 2016, by means of Communication "A" 6,013, the Argentine Central Bank published the updated text on “Distribution of profits” effective as from January 1, 2016 by means of Communication “A” 5,827 and supplementary rules. The provisions of this communication aim at converging towards international principles and standards, among other changes, they stablish additional capital margins.

The Argentine Central Bank, through Communication “A” 6,327, approved of a broad set of changes to the current accounting standards towards the International Financial Reporting Standards (IFRS). Among other things, the Argentine Central Bank provided for the manner in which retained earnings should be calculated and set forth that financial institutions may not make distributions out of the profits resulting from the first-time adoption of IFRS, and are required to set up a special reserve which might only be released for capitalization thereof or otherwise to offset negative balances accounted for under “Unappropriated Earnings.”

The Ordinary General Shareholders' Meeting of BHSA held on April 9, 2018 approved the financial statements as of December 31, 2017 and the treatment of the results for the year ended on that date. On that date, the following destination of the unallocated results as of December 31, 2017 was established, in accordance with current regulations:

● Legal reserve Ps. 318,688
● Cash dividends Ps. 200,000
● To facultative reserve for future distributions of results Ps.1,074,751

On April 23, 2018, said dividends were made available to shareholders.

BHN Vida S.A. and BHN Seguros Generales S.A.

These companies must comply with certain reserves established by the SSN. The reserves are determined primarily pursuant to two criteria, claims and premiums. If such reserves are not at or above the levels established by the SSN, profits are not allowed to be cannot be distributed.

BHN Vida and BHN Seguros Generales currently maintain reserves at or above the levels prescribed by the SSN.

26. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business the Bank is party financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to the amounts recognized in the balance sheets. These financial instruments include commitments to grant credit.

	December 31,
	2017	2016
Commitments to grant credit
Mortgage loans and other loans (a)Ps.	Ps. 118,236	Ps. 126,962
Credit card loans (b)	37,145,759	31,120,639
Clearing items in process (c)	642,559	521,662
Other guarantees (d)	113,800	124,909

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(a)
Commitments to grant credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

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

(c)
The Bank recorded for items drawn on other banks as off-balance sheet accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties.

Off-balance sheet risks related to trust activities are included in Note 19.

In the normal course of business, the Bank enters into a variety of transactions principally in the foreign exchange stock markets. See Note 18.

27. Reconciliation of balances to the applicable accounting framework for convergence towards IFRS

On February 12, 2014, BCRA issued its Communication “A” 5,541, as amended, whereby it provides a roadmap to convergence between the informational and accounting regime and International Financial Reporting Standards (IFRS), pursuant to this Communication, the entities and institutions must start to account for their financial transactions and changes in accordance with the rules issued by BCRA following the above-mentioned convergence regime as from the fiscal years beginning on January 1, 2018 and their interim periods.

On December 12, 2016, the BCRA issued Communication “A” 6,114, whereby it established the criteria that should be taken into consideration by financial institutions in the framework of convergence starting on January 1, 2018, highlighting: i) application of IFRS issued by the International Accounting Standards Board and adopted as of the date hereof by Technical Resolution No. 26 issued by the Argentine Federation of Professional Councils in Economic Sciences, as amended, and any circulars for adoption already approved and scheduled to come into force before December 31, 2018, ii) except, until the fiscal years starting on January 1, 2020, as concerns Section 5.5 (impairment) of IFRS 9 “Financial Instruments”, with the standards on “Minimum allowances for loan losses” continuing in effect (in order to know and validate the models, financial institutions will be required to file quantitative information on the numerical impact as of December 31, 2018 and qualitative information on their expected loss estimates model, by October 1, 2018), and iii) for the calculation of the interest rate that actually applies to the assets and liabilities that require the use of an interest rate for measurement purposes, preparers should take into consideration the principles, definitions and examples included in IFRS 9; allowing temporarily -until December 31, 2019- to use an overall estimate of the calculation of the interest rate actually applied to a group of similar financial assets or liabilities over which such interest rate should apply.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Accordingly, BHSA has prepared the following reconciliation of asset, liabilities and shareholders’ equity balances as of December 31, 2017 and comprehensive income for the year ended December 31, 2017, as reported in accordance with Argentine Banking GAAP to IFRS, as adopted by BCRA. As established in IFRS 1 “First-time Adoption of International Financial Reporting Standards,” the transition date to IFRS for the Bank is January 1, 2017.

This reconciliation might change as a result of improvements of the Bank systems or the application of new standards.

Reconciliation of balances to the applicable accounting framework for convergence towards IFRS

A.
Reconciliation of balance sheet and shareholders’ equity as of December 31, 2017

		Consolidated Financial Statements
	Ref.	BCRA Balances	IFRS Adjustments (b)	IFRS Balances
Assets		65,267,557	1,229,097	66,496,654
Cash and due from banks	(i)	3,646,536	232,548	3,879,084
Government and Corporate Securities	(a), (h)	14,814,101	1,411,340	16,225,441
Loans	(a), (h)	35,456,649	3,584,092	39,040,741
Other receivables from financial intermediation	(a), (h), (i)	6,574,889	(4,838,575)	1,736,314
Receivables under financial leases		161,319	-	161,319
Unlisted equity investments		42,032	-	42,032
Miscellaneous Receivables	(h)	2,166,488	134,285	2,300,773
Bank Premises and Equipment	(c)	415,220	1,011,502	1,426,722
Miscellaneous Assets	(c)	1,439,155	94,157	1,533,312
Intangible Assets	(d)	539,169	(400,252)	138,917
Items pending allocation		11,999	-	11,999

Liabilities		57,617,886	683,007	58,300,893
Deposits		20,808,381	-	20,808,381
Other liabilities from financial intermediation	(a), (e), (h), (i)	33,400,980	933,178	34,334,158
Miscellaneous liabilities	(g), (i)	2,637,672	(167,702)	2,469,970
Provisions	(f)	434,530	199,824	634,354
Items pending allocation		54,030	-	54,030
Non-controlling interest		282,293	(282,293)	-

	Consolidated Financial Statements
	BCRA Balances	First-time IFRS Adjustments (k)	IFRS Adjustments	IFRS Balances
Shareholders' equity attributable to controlling interest's owners	7,649,671	361,857	(105,910)	7,905,618
Capital, Contributions and Reserves	6,056,232	-	-	6,056,232
Accumulated retained earnings	1,593,439	361,857	(105,910)	1,849,386
Shareholders' equity attributable to non-controlling interest	-	164,522	125,621	290,143
Total Shareholders’ Equity	7,649,671	526,379	19,711	8,195,761

B. Reconciliation of the statement of comprehensive income for the year ended December 31, 2017

Consolidated Financial Statements

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Ref.	BCRA Balances	IFRS Adjustments (b)	IFRS Balances
Net Income for the year		1,593,439	(522,748)	1,070,691
Financial Income		11,593,520	1,014,332	12,607,852
Financial Expenses	(a)	7,122,937	696,492	7,819,429
Provision for loan losses		910,881	251,864	1,162,745
Income from Services	(e)	6,829,074	(5,175)	6,823,899
Expenses for Services	(a)	1,943,516	73,350	2,016,866
Administrative Expenses	(a), (c), (d), (f), (j)	6,067,164	536,945	6,604,109
Other		(251,999)	25,621	(226,378)
Income Tax	(k)	532,658	(1,125)	531,533
Other Comprehensive Income				-
Changes to surplus from revaluation of Bank Premises, Equipment and Intangible Assets				-
Gains (loss) from financial instruments at fair value through Other comprehensive income (IFRS 9, Sections 5.7.5 and 4.1.2A)				-
Total Comprehensive Income for the year				1,070,691

Total Comprehensive Income attributable to:
Controlling interest	(a)			1,044,690
Non-controlling interest	(c)			26,001

The items and figures contained in this reconciliation may only be regarded as final when annual financial statements are prepared for the year in which IFRS are adopted for the first time, within the scope defined by the Argentine Central Bank in Communication “A” 6,114, as amended.

C. Adjustments explanation

(a) Changes to financial asset classification and measurement criteria

Under IFRS, financial assets are classified into three categories: financial assets measured at amortized cost, financial assets at fair value through other comprehensive income, and financial assets at fair value through profit and loss, on the basis of the business model and the specific features of the instruments.

The Bank’s accounting criteria pursuant to Argentine Banking GAAP differ from the provisions of IFRS in certain aspects, namely:

(i)
  Government securities with no volatility published by the BCRA have been valued at their acquisition cost subject to an exponential increase based on the internal rate of return;
(ii)
  Loans are stated at their acquisition cost, plus accrued interest on the basis of the contractual rate;
(iii)
  Debt securities acquired at par value are stated at their current redemption value;
(iv)
  Participation certificates in financial trusts have been valued taking into account the share of liabilities in net assets, as per the financial statements of the respective trusts, adjusted for the effect the application of the BCRA’s rules may have had on them, where applicable;
(v)
  Unlisted corporate bonds and debt securities have been valued at their acquisition cost plus the internal rate of return.

On the basis of the provisions contained under IFRS, BHSA has classified the following financial instruments as financial assets measured at amortized cost:

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

  -
Loans and receivables associated to financial leases
  -
Financial trust debt securities
  -
Financial liabilities

In addition, the following financial assets have been classified as financial assets at fair value through profit and loss:

  -
Government securities
  -
Monetary regulation instruments issued by the Argentine Central Bank
  -
Shares
  -
Negotiable obligations

These differences resulted in the following adjustments as of December 31, 2017:

IFRS Adjustments in Consolidated Financial Statements
Government Securities	1,535
Loans	(33,123)
Other receivables from financial intermediation	(16,442)
Other liabilities from financial intermediation	7,787

(b) Unlisted equity investments

According to Argentine Banking GAAP, the subsidiaries listed in Note 1.c. to the consolidated financial statements were consolidated. According to IFRS, in addition to such companies the following trusts should be consolidated:

Entity’s name	Business
Fideicomiso Hipotecario BACS III	Financial trust
Fideicomisos Hipotecarios BACS Funding I	Financial trust

No IFRS adjustment was deemed necessary once the consolidation of these trusts was made.

(c) Bank Premises, Equipment and Miscellaneous Assets

The Entity used the voluntary exemption set forth in IFRS 1 to measure certain items in the Real Estate Property caption. This entails measuring such items at their fair value and using such fair value as the cost attributed at the date of transition.

Additionally, the Entity capitalizes the costs associated to stationery and office supplies. According to IFRS, these costs do not fulfill the requirements to be capitalized. Therefore, the balance of such item was reversed.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Consolidated Financial Statements
	BCRA Balances	IFRS Adjustments	IFRS Balances
Revaluation of Real Estate Property pursuant to application of IFRS 1	121,060	1,011,502	1,132,562
Other bank premises and equipment	294,160	-	294,160
Total bank premises and equipment caption	415,220	1,011,502	1,426,722

Revaluation of Real Estate Property pursuant to application of IFRS 1	3,601	144,385	147,986
Other miscellaneous assets	1,435,554	(50,228)	1,385,326
Total Miscellaneous assets caption	1,439,155	94,157	1,533,312

(d) Intangible Assets

Under IFRS, an intangible asset is an identifiable non-monetary asset without physical substance. In order to recognize intangibles, the Bank is required to have control over the asset, and future economic benefits are to be derived from that asset. Under the Argentine Banking GAAP, the Bank has recognized intangible assets that do not meet the recognition requirements of IFRS. As of December 31, 2017, the adjustment represents a decrease in shareholders’ equity of Ps. 396,978 and Ps. 400,252 at separate and consolidated level, respectively.

(e) Financial Collateral

Under IFRS, financial collateral given by an entity should be initially recognized at fair value, which in most cases is equal to the fees charged. Such amount is then amortized on a straight line basis during the term of the contract. At each year end, financial collateral is measured at the higher of: (i) the fees not yet accrued as of the year-end, and (ii) the best estimate of the amount payable to terminate the contract, discounted at its present value as of the year-end.

Under Argentina Central Bank, fees earned on financial collateral arrangements are charged to income when cashed.

The adjustment encompasses a decrease in shareholders’ equity for Ps. 404.

(f) Accruals

Under IFRS, short-term employee benefits, such as, vacations, salaries and wages, and social security contributions, are recognized as a liability for the undiscounted amount the Bank expects to pay for such benefits.

Under Argentine Banking GAAP, the Bank set up a vacation accrual for an amount equal to the vacation bonus. The adjustment entails recognizing the vacation accrual for the total amount of the benefit the Bank expects to pay.

In addition, under IFRS, the Bank’s customer loyalty programs must be valued at the fair value of the points that are expected to be exchanged by customers.

As of December 31, 2017, the adjustments amounted to:

	Consolidated Financial Statements
	BCRA Balances	IFRS Adjustments	IFRS Balances
Vacation Bonus Accruals	65,283	192,060	257,343
Customer loyalty program provision	49,730	7,764	57,494
Other allowances	319,517	-	319,517
Total Allowances	434,530	199,824	634,354

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(g) Claims reserve

BHN Vida S.A. and BHN Seguros Generales S.A. are subsidiaries of BHN Sociedad de Inversión S.A. and have evaluated whether liabilities arising from insurance claims have been adequately recognized on the basis of the current estimates of the future cash flows stemming from their insurance contracts. Based on the evaluation as of December 31, 2017, the shareholders’ equity was reduced by Ps. 3,955.

(h) Reclassifications without impact on shareholders’ equity

Reverse repo transactions

Under IFRS, a bank will derecognize a financial asset that had been assigned only to the extent the risks and benefits associated to that asset had been substantially transferred. In a reverse repo transaction, where the repurchase price is fixed, the Bank is not deemed to have substantially transferred all risks and benefits attached to the instrument and, hence, a liability should be recognized for the consideration received, without derecognizing the instrument involved in the repo transaction.

Under Argentine Banking GAAP, a financial asset is to be derecognized when it is transferred. The adjustment involves recognizing the instruments and then reversing the receivable from financial intermediation and the haircut booked under miscellaneous receivables.

Repo transactions

Under IFRS, a financial asset acquired through a repo transaction with no transfer of the risks and benefits associated to that asset should be recognized as a loan granted.

Under Argentine Banking GAAP, the acquired security is recognized at the time of the transfer. The adjustment involves derecognizing the listed government security, followed by the reversal of the holding gains (losses) from such security that had been charged to income, and by the reversal of the liability booked under liabilities from financial intermediation.

Transactions to be settled

Under IFRS, a conventional purchase or sale of financial assets is recognized using the “trade date” or the “settlement date” accounting. The election between one or the other is a matter of accounting criteria that will then have to be consistently applied to all purchases and sales of financial assets classified within the same category.

The Bank relies on the accounting criteria of recognizing spot and forward transactions to be settled on the trade date. Accordingly, the Bank will recognize all traded transactions that are pending as if such transactions had been settled.

Under Argentine Banking GAAP, the Bank recognizes spot and forward transactions to be settled on the trade date under Other receivables from financial intermediation or under Other liabilities from financial intermediation, as applicable, and classifies them under the applicable item on the settlement date.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The amounts reclassified as of December 31, 2017 are as follows:

	IFRS Adjustments in Consolidated Financial Statements
	Repo Transactions	Reverse repo Transactions	Transactions to be settled	Guarantees	Total
Government Securities	(114,707)	-	1,406,745	117,767	1,409,805
Loans	114,715	-	-	-	114,715
Other receivables from financial intermediation	(114,715)	-	(1,578,682)	(117,520)	(1,810,917)
Miscellaneous receivables		-	-	(247)	(247)
Other liabilities from financial intermediation	114,707	-	(171,937)	-	(286,644)
Total impact on shareholders’ equity	-	-	-	-	-

(i) Derecognition of financial assets

According to IFRS, entities must derecognize financial assets from the accounts if and only if:
(a) Contractual rights over the financial assets’ cash flows expire; or
(b) The financial asset is transferred and the transfer satisfies all the requirements for derecognition from the accounts.

Transfer of financial assets

Entities shall be considered to have transferred a financial asset if and only if:
(a) the entities transfer the contractual rights to receive the cash flows from a financial asset, or
(b) entities retain the contractual rights to receive the cash flows from the financial asset but take the contractual obligation to pay them to one or more receivers.

Derecognition from the accounts: requirements

When entities transfer a financial asset, the entities shall assess the extent to which they retain the risks and the rewards inherent in ownership. In this case:
(a) If an entity proceeds with a substantial transfer of the risks and rewards inherent in the ownership of a financial asset, the entity shall derecognize it from the accounts and shall recognize separately, as either assets or liabilities, any rights and duties created or retained upon transferring ownership.
(b) If the entity retains substantially all the risks and rewards inherent in ownership of a financial asset, the entity will continue to recognize this asset.
(c) If the entity proceeds with neither a substantial transfer nor retention of all the risks and rewards inherent in ownership of a financial asset, the entity shall determine whether it has retained control over the financial asset. In this case:
    (i) If the entity has not retained control, the entity shall derecognize the financial asset and shall separately recognize, as assets or liabilities, any rights or obligations created or retained as a result of the transfer.
    (ii) If the entity has retained control, the entity shall continue to recognize the financial asset to the extent of its continued involvement in the financial asset.

Transfers that do not satisfy the requirements for derecognition from the accounts

If a transfer does not lead to a derecognition from the accounts because the entity has substantially retained all the risks and rewards inherent in ownership of the asset transferred, the entity shall continue to recognize said transferred asset in its entirety and shall recognize a financial liability in exchange for the consideration received. In subsequent years, the entity shall recognize all income from the asset transferred and all expenses incurred by the financial liability.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of the date of transition, the Bank has adopted IFRS 1 exception concerning financial asset derecognition. This exception provides that an entity that is a first-time IFRS adopter shall apply IFRS 9’s requirements for derecognition from the accounts on a prospective basis for the transactions that are conducted as from the date of transition to IFRS.

This notwithstanding, IFRS 1 also sets forth that if an entity is a first-time adopter of IFRS after a subsidiary, this entity shall measure in its consolidated financial statements the subsidiary’s assets and liabilities for the same book amounts as those appearing in the subsidiary’s financial statements. This is the case of Tarshop S.A. which adopted IFRS for the periods starting as from January 1, 2012 and therefore, the subsidiary applies IFRS 9 and applies the requirements for derecognition from the accounts prescribed by IFRS 9 giving rise to an adjustment that reduces shareholders’ equity as of December 31, 2017 for Ps. 175,504.

(j)
Employee compensation Plan

The Bank has established an employee compensation plan for its employees. Under this plan an aggregate 36,634,733 Class D treasury stock were allocated on a pro rata basis to the employees that qualified as beneficiaries under the terms of the program. Beneficiaries are entitled to economic benefits derived from such shares. Shares will be transferred to beneficiaries under the terms of the program. Shares will be transferred to beneficiaries upon the fulfillment of certain conditions. Under IFRS, it was recognized the compensation cost as the fair value of the shares contributed to the employee compensation plan. As of November 30, 2017, the Bank recognized the fair value of the treasury stock set aside for the plan under the line “payroll expenses”, with its related contra-account in shareholders’ equity. The plan will not result in subsequent charges to income.

(k)
Income tax

Under IFRS, the income tax liability for the year encompasses current and deferred taxes. Current income tax is calculated on the basis of legislation that was, or is about to be, enacted as of the balance sheet date. Deferred tax is recognized pursuant to the asset-liability method, that is, for the temporary differences arising from the valuation of assets and liabilities for tax and accounting reporting purposes. Deferred tax is assessed using tax rates (and laws) that are, or about to be, enacted as of the balance sheet date and that are expected to be applicable upon the realization of the respective deferred tax asset, or upon the settlement of the deferred tax liability.

Under the BCRA’s rules, the Bank recognizes the current tax liability for the year.

As of December 31, 2017, the effect of recognizing income taxes under the deferred tax method resulted in a decrease in shareholders’ equity of Ps. 21,681.

(l)
Application of IFRS 1

Below is a detail of the applicable exemptions and exceptions used in this reconciliation.

Optional exemptions under IFRS:

Below is a detail of the applicable exemptions and exceptions under IFRS 1 that were relied upon during the transition from Argentine Banking GAAP to IFRS:

Under IFRS 1, entities adopting IFRS for the first time are allowed to consider certain one-off waivers to the retroactive application requirement of IFRS in force for financial statements ending

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

on December 31, 2018. The IASB has established such waivers in order to streamline the first-time adoption of such standards.

Below is a detail of the optional exemptions applicable to the Bank under IFRS 1:

1. Cost allocated to Bank Premises & Equipment and Investment Property: the fair value of certain property and investment property has been adopted as allocated cost as of the transition date to IFRS.

2. Business combinations: the Bank has decided not to apply IFRS 3 “Business combinations” retroactively to business combinations consummated before the transition date to IFRS.

3. Assets and liabilities of subsidiaries that have already adopted the IFRS: the Bank has adopted the IFRS for the first time after its subsidiary Tarshop S.A. Therefore, the carrying values of this subsidiary’s assets and liabilities have been measured in the Bank’s consolidated financial statements for the same amounts disclosed in that subsidiary’s separate financial statements, after adjusting for consolidation and equity accounting adjustments and for the effects of the business combination in which the entity acquired the subsidiary.

4. Designation of previously recognized financial instruments: the Bank has opted for designating certain financial instruments, in the light of the facts and circumstances prevailing on the transition date to IFRS.

5. Loan costs: BHSA has opted for applying the requirements of IAS 23 as from the transition date to IFRS. Borrowing costs incurred on or after January 1, 2017 are accounted in accordance with IAS 23, including those borrowing costs incurred on or after that date on qualifying assets already under construction.

6. The Bank has not relied on the other exemptions available under IFRS 1.

Mandatory exceptions under IFRS

Below is a detail of the mandatory exceptions applicable to the Bank under IFRS 1:

1. Estimates: the Bank’s estimates to calculate balances as per IFRS as of the transition date to IFRS are consistent with the estimates made as of the same date following the BCRA’s accounting rules (without applying the impairment chapter under IFRS 9)

2. Derecognition of financial assets and liabilities: IFRS 1. The Bank has relied on the derecognition criteria for financial assets and liabilities under IFRS 9 on a prospective basis for transactions occurring as of the transition date to IFRS.

3. Classification and measurement of financial assets: the Bank has taken into consideration the facts and circumstances prevailing as of the transition date to IFRS in assessing whether financial assets are eligible for classification as assets measured at amortized cost, or at fair value through other comprehensive income.

4. Below is a list of other mandatory exceptions established in IFRS 1 that were not applied considering that they are not relevant to the Bank:

        ● Hedge accounting,
        ● Minority interests,
        ● Embedded derivatives,

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

   ● Government loans

However, in preparing this information, the Bank had to make estimates affecting assets and liabilities and net income for the year which may result in changes when preparing the financial statements as of December 31, 2018.

28. Commencement of summary proceedings

I. Summary proceedings before administrative authorities:

1.
       On February 19, 2014, the Bank was notified of Resolution No. 209/13 handed down by the Chairman of the Financial Information Unit (UIF), whereby it ordered to commence summary proceedings against the Bank, its directors; the Risk and Controlling Manager and the Manager of the Money Laundering Prevention and Control Unit Manager. In these proceedings, an investigation is made into the defendants’ liability for alleged violation of the provisions of Section 21 of Law 25,246, as amended, and Resolution UIF No. 228/2007 due to certain defaults detected by the BCRA in the inspection of the organization and in internal controls implemented for the prevention of money-laundering derived from illegal activities. All the directors summoned filed their respective defenses.

In the legal counsel’s opinion, at the current stage of the proceedings and based on the precedents existing at the UIF in connection with similar cases, it is estimated that there are chances of imposing an administrative penalty. For such reason, the bank has estimated provisions for Ps. 20.

2.
       On August 11, 2015, the Bank was notified of Resolution No. 76/15, whereby the President of the UIF had ordered the start of summary proceedings against Banco Hipotecario S.A., its directors and its Compliance Officer in connection with alleged failures to comply with Section 21, a) of Law No. 25,246 and UIF Resolution No. 121/11. According to said resolution, the Bank and its directors had prima facie failed to comply with certain customer identification requirements, monitoring standards, the risk matrix definition and the procedures to update its customers’ background and profiles, among other things.

Based on the UIF’s background on similar cases, the Bank is likely to be imposed an administrative fine. Therefore, it was deemed reasonable to create a provision for this contingency amounting to Ps. 20, which was booked on October 22, 2015.

3.
       On February 15, 2016, BHSA was notified of Resolution No. 1014 handed down by the Superintendent of Financial and Foreign Exchange Institutions in order to commence summary proceedings in the terms of Section 41 of the Law of Financial Institutions (Summary Proceedings’ File No. 1486) against Banco Hipotecario S.A. and its chairman on grounds of an alleged breach of the rules under Communication “A” 4,490 consisting in failure to report -within the term established by the rules and regulations governing the matter- the appointment of new directors resolved by the General Shareholders’ Meetings held on March 27 and on April 24, 2013 and in a delay in filing the documentation associated to those directors.

In light of the likelihood that the Bank could be imposed an administrative fine, it was deemed reasonable to create a provision for this contingency amounting to Ps. 560, which was booked last December 31, 2016.

4.
       On May 10, 2016, the Bank was notified of Resolution No. 219 dated April 22, 2016, handed down by the Superintendent of Financial and Foreign Exchange Institutions in order to commence summary proceedings (Summary Proceedings’ File No. 6845) in the terms of

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Section 8 of the Foreign Exchange Criminal Regime Law No. 19,359 (as signed into law pursuant to Decree No. 480/95) against Banco Hipotecario S.A. on grounds of alleged breach of the rules contained in Communication “A” 5,318 and 5,322, as supplemented, consisting in allegedly selling foreign currency for the amount of US$ 69,620 agreed upon under a residential mortgage transaction without fulfilling the requirements set forth in the regulations then in effect (Communications “A” 5,318 and 5,322, each as supplemented).

Given the current status of the proceedings, and since there are legal and factual arguments that generate reasonable expectations that the physical persons named defendants and Banco Hipotecario S.A. will be acquitted, no provisions have been created.

II. Summary Proceedings pending Court Decision

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

Resolution No. 685 then imposed a fine on the Bank of Ps. 4,040 and also fined BHSA’s directors, former directors, statutory auditors, the Area Manager and former managers for an aggregate amount of Ps. 51,582.

On November 25, 2014, Banco Hipotecario and the other individuals affected by the adverse decision, lodged an appeal under Section 42 of the Financial Institutions Law, that was sent by the BCRA to the National Appellate Court with Federal Jurisdiction over Contentious and Administrative Matters. Therefore, at present the case is being heard by Panel I of such Appellate Court. Moreover, on December 30, 2014, the Bank and the individuals against whom sanctions were imposed requested the levying of separate injunctions by such court against the enforcements pursued by the BCRA for collection of the fines.

Upon being notified of the resolution handed down on June 30, 2016 by the Appellate Court that denied the motion for injunction filed by the Bank and by the directors, managers and some of the statutory auditors and in order to prevent further conflicts and financial damage that could result from the actions to compel payment of fines, the Bank’s Executive Committee decided to apply the indemnity rules regarding directors, high ranking officers and statutory auditors, as an alternative for the amounts not covered by the D&O insurance policy approved by the Bank’s Board of Directors at its meetings held on August 2, 2002 and May 8, 2013, and resolved to deposit the amounts of the fines.

Such deposit, including the amount corresponding to the fine imposed on the Bank and the respective legal costs, totaled Ps. 57,672. Out this amount, Ps. 53,632 were computed as losses for the fiscal year ended December 31, 2015 and Ps. 4,040 were computed as a provision for the fiscal year ended December 31, 2014.

This notwithstanding, in the brief filed with the court that is hearing the proceedings to compel payment it was sustained that the amounts deposited in the judicial accounts opened to such end were subject to attachment, and a petition was filed for the respective amounts to

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
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

The requests for injunction were rejected and the court made progress in the proceedings for enforcing the fines, against each of the defendants. For such reason, the amounts subject to attachment were applied to the payment of the relevant fines.

2.
       On September 13, 2013, the Bank was notified of Resolution No. 611 handed down by the Superintendent of Financial and Foreign Exchange Institutions, ordering to commence summary proceedings against the Bank, the Organization and Procedures Manager and the former Systems Manager (Summary Proceedings No. 5469 on Foreign Exchange Matters – File 100,082/08)) charging them with alleged violation of the foreign exchange laws in selling foreign currency to persons prohibited from trading foreign currency by the Argentine Central Bank. The cumulative amount derived from the alleged violation in the sale of foreign currency is around US$ 39.9 thousand and Euro 1.1 thousand. The relevant defenses and arguments have been filed and evidence has been offered in support of all the defendants subject to the summary proceedings. Due to its related subject matter, the record of this case was joined with Summary Proceedings No. 5529 on Foreign Exchange Matters (File 101,327/10). Therefore, its procedural status is described below.

On October 8, 2013, the Bank was notified of Resolution No. 720 handed down by the Superintendent of Financial and Foreign Exchange Institutions, ordering to commence summary proceedings against the Bank and its Organization and Procedures Manager and the former Systems Manager (Summary Proceedings No. 5529 on Foreign Exchange Matters) in accordance with Section 8 of the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario) –as signed into law by Decree 480/95- charging them with alleged violation of the foreign exchange laws in selling foreign currency to persons prohibited from trading foreign currency by the Argentine Central Bank. The cumulative amount derived from the alleged violation in the sale of foreign currency is around US$ 86 thousand.

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

3.
       On August 26, 2014, the Bank was notified of the Resolution passed by the Superintendent of Financial and Foreign Exchange Institutions No. 416 dated August 7, 2014 ordering the start of Summary Proceedings No. 5843 in the terms of Section 8 of the Foreign Exchange Criminal Regime Law No. 19,359 (as signed into law pursuant to Decree No. 480/95). In the above-mentioned summary proceedings, Banco Hipotecario, its directors and former directors, and two former managers, are charged with failure to comply with the rules disclosed by Communication “A” 3,471 (paragraphs 2 and 3) and by Communication “A” 4805 (Paragraph 2.2.) due to certain transfers of currency made abroad between August and October 2008 to guarantee the “CER Swap Linked to PG08 and External Debt” swap transaction for a total of US$ 46 thousand, without the authorization of the Argentine Central Bank. Upon conclusion of the administrative stage of the proceedings, the case file was sent to the Courts with Jurisdiction over Criminal Economic Matters.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The case was heard by Judge Rafael F. Caputo with jurisdiction over Criminal Economic Matters, who by means of judgment rendered on September 27, 2017, acquitted Banco Hipotecario S.A. and its directors and former managers involved in the summary proceedings. As it was not appealed by the prosecutor, this judgment became final.

4.
       BACS Banco de Crédito y Securitización S.A. has been notified of Resolution No. 401 dated September 7, 2012 handed down by the BCRA’s Superintendent of Financial and Exchange Institutions, ordering to start summary proceedings against the Bank and its Chairman, due to the late filing of documentation related to the appointment of the Bank’s authorities

Pursuant to the above-mentioned Resolution, a fine of Ps. 320 was imposed on the Bank and individuals fines amounting to Ps. 393 were imposed to its directors. Such amounts were booked as a loss of the previous fiscal year.

BACS and the Directors filed an appeal against Resolution No. 690 in due course. The appeals are pending resolution by Panel IV of the National Court of Appeals in Federal Administrative Contentious Matters in the action styled “BACS BANCO DE CRÉDITO Y SECURITIZACIÓN S.A. ET AL V. BANCO CENTRAL DE LA REPÚBLICA ARGENTINA, in re. Financial Institutions Law No. 21,526, Section 42, Direct Appeal” (Case File No. 51,471/2015). On November 8, 2016, the National Court of Appeals dismissed the appeals raised by defendants and awarded legal costs against the losing parties.

5.
       On November 25, 2014, Tarshop S.A. was notified by the UIF that summary proceedings had been filed, identified under Resolution No. 234/14, for potential formal violations derived from the alleged non-compliance with Section 21, paragraph a) of Law 25,246 and UIF Resolutions No. 27/11 and 2/12. Summonses were sent to the Company, its Compliance Officer and the Directors then in office for them to file their defenses. In the legal counsel’s opinion, at the current stage of the proceedings and based on the precedents existing at the UIF in similar cases, it is likely that a penalty be imposed under the scope of the administrative proceedings. For such reason, provisions have been recorded in this regard for Ps. 360 during the previous fiscal year.

29. Programa Crédito Argentino del Bicentenario para la Vivienda Única y Familiar (PROCREAR)

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

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
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

As of December 31, 2017, the PRO.CRE.AR Administrative and Financial trust portfolio was composed of 115,665 mortgage loans for the construction of permanent, single family houses and 157,613 consumer loans. The amount disbursed for construction as of such date was Ps. 46,628,481 and Ps. 8,800,887, respectively. The committed amounts pending disbursement total Ps. 199,376.

30. Resolutions issued by the Argentine Central Bank

Supplementary services to the financial business

Pursuant to Communication “A” 5,700, the Argentine Central Bank included changes in the rules on “Supplementary services to the financial business and permitted activities”, “Consolidated supervision” and “Minimum capital requirements of financial institutions”.

The activities that are in scope of this Communication include among others, the issuance of credit, debit and similar cards. This notwithstanding, provided that 25% of the total financing amount as of the closing date of each month is not exceeded, loans not subject to the credit card law may be extended to financial services users as defined by Argentine Central Bank’s rules and regulations, in which cases the provisions on “Interest rates applicable to lending transactions” shall be complied with.

As a result of such Communication, on March 16, 2015, Tarshop S.A.’s General Extraordinary Shareholders‘ Meeting approved an amendment to its corporate purpose. According to such amendment, the company may grant and originate personal loan and consumer credits and financing to Users of Financial Services as defined by Argentine Central Bank’s rules and regulations, handle the collection of utility bills, credits and similar items, render payroll and supplier payment and revenue collection services.

In such regard, on June 3, 2016, the Argentine Central Bank awarded the Company a Provisional Authorization Code in the Register of Other Non-Financial Credit Providers, and thus allowed it to start granting consumer loans, in line with the amendment to the corporate purpose recorded at the

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Superintendency or Corporations on January 8, 2016 under number 437, book 77 of Corporations, and authorized by the Argentine Securities Commission under Resolution No. 17,930 dated December 21, 2015.

On July 14, 2017, the Argentine Central Bank, through Communication “A” 6,277, eliminated the 25% cap on the origination of consumer loans. Therefor Tarshop’s product portfolio may be freely built.

31. Related parties transactions

The following table sets forth transactions we have entered into with related parties as of the dates indicated:

As of December 31, 2017
Loans
BACS Banco de Crédito y Securitización	16,098

Miscellaneous receivables – Miscellaneous Debtors
BACS Banco de Crédito y Securitización	1,480
BHN Vida	20,469
BHN Seguros Generales	16,302
Tarshop	242

Deposits – Checking Accounts and Fixed-Term Deposits
BHN Sociedad de Inversión	3,158
BHN Vida	2,321
BHN Seguros Generales	841
BH Valores	2,014
BACS Banco de Crédito y Securitización	156,866
Tarshop	32,755

Other Liabilities from Financial Intermediation
BHN Seguros Generales	12,251
BHN Vida	41,296
BACS Banco de Crédito y Securitización	8,304

Miscellaneous Liabilities
BHN Seguros Generales	12,472
BHN Vida	23,732
BACS Banco de Crédito y Securitización	3,280

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

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

I.
 Differences in measurement methods

As from March 1, 2003, inflation accounting was discontinued. The following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine Banking GAAP and U.S. GAAP.

The main differences, other than inflation accounting, between Argentine Banking GAAP and U.S. GAAP as they relate to the Bank and its subsidiaries are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments. References below to “ASC” are to Accounting Standard Codification issued by the Financial Accounting Standards Board in the United States of America.

The following tables summarize the main reconciling items between Argentine Banking GAAP and U.S. GAAP:

Reconciliation of net income:
		December 31,
		2017	2016	2015
Net income as reported under Argentine Banking GAAP	Ps.	1,593,439	615,328	1,085,814
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	72,247	(98,754)	18,058
- Loan loss reserve	(b)	(119,741)	(115,492)	898
- Derivative financial instruments	(c)	-	(9,746)	10,153
- Financial liabilities	(e)	(53,337)	10,010	40,767
- Securitizations	(f)	(108,205)	(72,545)	2,222
- Intangible assets
Software costs	(g)	2,665	(18,221)	(28,988)
Other intangible assets	(g)	49,376	(48,992)	(101,181)
Business combinations	(g)	23,771	990	990
- Impairment of fixed and foreclosed assets	(h)	1,225	913	1,100
- Miscellaneous assets	(n)	31,950	(5,377)	(5,623)
- Vacation provision	(j)	(83,777)	(33,449)	(36,836)
- Insurance technical reserve	(k)	(529)	42	(594)
- Financial guarantees issued	(m)	281	3,062	(3,665)
- Customer loyalty program	(o)	(7,764)	-	-
- Employee compensation plan	(l)	(439,617)	-	-
- Deferred income tax	(p)	(13,109)	200,933	(32,871)
- Non-Controlling interest	(i)	28,684	14,657	(3,077)
Net income in accordance with U.S. GAAP	Ps.	977,559	443,359	947,167
- Less Net (Gain) / Loss attributable to the Non-Controlling interest	(i)	(21,274)	4,568	4,500
Net income attributable to Controlling interest in accordance with U.S. GAAP	Ps.	956,285	447,927	951,667
Basic and diluted net income per share in accordance with U.S. GAAP		0.652	0.306	0.650
Average number of shares outstanding (in thousands		1,466,577	1,463,365	1,463,365

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of shareholders’ equity

		December 31,
		2017	2016
Total shareholders' equity under Argentine Banking GAAP	Ps.	7,649,671	6,056,232
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(33,123)	(105,370)
- Loan loss reserve	(b)	(447,853)	(328,112)
- Government and corporate securities	(d)	1,535	(2,192)
- Financial liabilities	(e)	7,787	61,124
- Securitizations	(f)	(175,504)	(67,299)
- Intangible assets
Software costs	(g)	(99,494)	(102,159)
Other intangible assets	(g)	(304,188)	(353,564)
Business combinations	(g)	9,432	2,748
- Impairment of fixed and foreclosed assets	(h)	(34,583)	(35,808)
- Miscellaneous assets	(n)	(604)	(32,554)
- Vacation provision	(j)	(192,060)	(108,283)
- Insurance technical reserve	(k)	(3,955)	(3,426)
- Financial guarantees issued	(m)	(404)	(685)
- Customer loyalty program	(o)	(7,764)	-
- Deferred income Tax	(p)	442,044	455,153
- Non-Controlling interest	(i)	282,293	157,707
Total Shareholders’ Equity under U.S. GAAP	Ps.	7,093,230	5,593,512
- Non-Controlling Interest under U.S. GAAP	(i)	(250,419)	(135,886)
Consolidated Controlling Interest Shareholders’ Equity under U.S. GAAP	Ps.	6,842,811	5,457,626

Description of changes in shareholders’ equity under U.S. GAAP attributable to controlling interest:

	Total Shareholders’ Equity
Balance as of December 31, 2015	Ps.	5,000,738
Other Comprehensive Income		8,961
Net income for the year in accordance with U.S. GAAP		447,927
Balance as of December 31, 2016	Ps.	5,457,626
Increase of non-controlling interest over BACS (g)		(17,087)
Employee compensation plan (l)		439,617
Other Comprehensive Income		6,370
Net income for the year in accordance with U.S. GAAP		956,285
Balance as of December 31, 2017	Ps.	6,842,811

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank and its subsidiaries does not defer loan origination fees and costs on mortgage, personal and credit card loans, other than those originated under the PROCREAR program.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Given the Bank’s role as Trustee of the PROCREAR Administrative and Financial Trust, (see Note 29), it has capitalized direct and incremental expenses incurred in the mortgage loan origination process, following the provisions of Communication “A” 5,392. Such origination expenses are amortized under the straight-line method over 60 months.

Under ASC 310 loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield using the interest method.

This difference resulted in a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP of Ps. (33,123) and (105,370), as of December 31, 2017 and 2016, respectively.

b. Loan loss reserve

Under Argentine Banking GAAP, the allowance for loan losses is calculated according to specific criteria. This criterion is different for commercial loans and consumer loans. Loan loss reserves for commercial loans are principally based on the debtors’ payment capacity and cash-flows analysis. Loan loss reserves for consumer loans are based on the client’s aging. Although the Bank is required to follow the methodology and guidelines for determining the minimum loan loss reserve, as set forth by the BCRA, the Bank is allowed to establish additional loan loss reserve. (See Note 32.II.a.)

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

The Bank applies ASC 310-10 to all commercial loans classified as “With problems”, “Insolvency Risks” and “Uncollectible” or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.5,000 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.5,000 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.

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

Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are recognized again as Bank’s assets. Under U.S. GAAP recoveries of loans previously charged off should be recorded when collected.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c)
     Effective July 1, 2010, the Bank and its subsidiaries implemented new accounting guidance provided by SFAS 166 and 167 (ASC 810), which amend the accounting for transfers of financial assets and consolidation of variable interest entities (VIEs). As a result of applying such guidance (ASC 810), the Bank, and its subsidiaries, were deemed to be the primary beneficiary of the securitization trusts because the Bank and its subsidiaries, have the power to direct the activities of these VIEs through its servicing responsibilities and duties. Additionally, the Bank and its subsidiaries, through its retained interests held in these securitizations have the obligation to absorb losses or the right to receive benefits from the VIEs. As a result of the analysis performed, the Bank should consolidate assets and liabilities of those securitization trusts, eliminating the investment in the retained interests and recording and adjustment in the allowance for loan losses of such securitization trusts.

As a result of analysis performed, the breakdown of the shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP between the Bank’s adjustment and the reconsolidated securitization trusts as of December 31, 2017 and 2016 is as follows:

	2017			2016
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity

Migration analysis (*)	1,087,895	1,5666,511	(478,616)	580,874	884,187	(303,313)
ASC 310-10	119,387	6,605	112,782	99,706	19,370	80,336
Reinstated loans	-	33,825	(33,825)	-	40,577	(40,577)
Subtotal	1,207,282	1,606,941	(399,659)	680,580	944,134	(263,554)

(*) Migration analysis of Banco Hipotecario and its subsidiaries.

	2017			2016
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity

Reconsolidated trusts	136,957	185,151	(48,194)	129,109	193,667	(64,558)
Subtotal	136,957	185,151	(48,194)	129,109	193,667	(64,558)

Total	1,344,239	1,792,092	(447,853)	809,689 1,137,801		(328,112)

c. Derivative Financial Instruments

As mentioned in Notes 18 and 2.5. the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in foreign currency, and ii) interest rate swaps to manage its interest rate risk.

Gains and losses are recorded in earnings in each year.

Under U.S. GAAP, the Bank accounts for derivative financial instruments in accordance with ASC 815 which establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments embedded within contracts (collectively referred to as derivatives) and hedging activities. This statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure thoseinstruments at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure of future cash flows and (c) a hedge for the exposure of foreign currency. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

The Bank’s derivatives do not qualify for hedge accounting treatment under U.S. GAAP. Therefore gains and losses are recorded in earnings in each year.

Under U.S. GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument using valuation techniques with observable market parameters.

d. Government and corporate securities

The following table summarizes the U.S. GAAP shareholders’ equity adjustment related to other government and corporate securities as of December 31, 2017 and 2016:

	December 31,
	2017	2016

Unlisted instruments issued by the BCRA	Ps. 5,341	Ps. 1,522
Bills issued by Provincial Governments	(903)	(826)
Other National Government Bonds	(414)	(6,033)
Other corporate securities	(2,489)	3,145
Total	Ps. 1,535	Ps. (2,192)

Under Argentine Banking GAAP, as of December 31, 2017 and 2016, some National Government Bonds, unlisted instruments issued by the BCRA, bills issued by Provincial Governments and some

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

corporate securities, which are comprised only of unlisted negotiable obligations, have been recorded at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of December 31, 2017 and 2016 the following table shows the amortized cost, book value and fair value of the mentioned bonds:

	2017					2016
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment

Unlisted instruments issued by the BCRA	291,493	291,493	296,834	5,341	5,341	2,139,135	2,139,135	2,140,657	1,522	1,522

Bills issued by Provincial Governments	312,675	312,675	311,772	(903)	(903)	444,966	444,966	444,140	(826)	(826)

Other National Government Bonds	385,982	385,982	448,357	(414)	(414)	1,113,937	1,113,937	21,261	(6,033)	(6,033)

Other corporate securities	448,357	448,357	445,868	(2,489)	(2,489)	21,261	21,261	24,406	3,145	3,145

e. Financial liabilities

As described in Note 15, the Bank has issued several series of corporate bonds in different terms and conditions. Under Argentine Banking GAAP, the costs of originating such instruments have been expensed as incurred.

In addition as part of the securitization transactions that the Bank and its subsidiaries have issued as described in Note 19, under Argentine Banking GAAP, the cost of originating the debt securities related to such financial trusts have been expensed as incurred.

Under U.S.GAAP, and according to ASC 835-30-45-3, issuance costs should be reported in the balance sheet as deferred charges. In addition, ASC 470-10-35-2 states that debt issuance costs should be amortized over the same year used in the interest cost determination.

As of December 31, 2017 and 2016 the shareholders’ equity adjustment, amounts to Ps. 7,787 and Ps. 61,124, respectively.

f. Securitizations

For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank and its subsidiaries are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the financial trust.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
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
●
  Equity lacks decision-making rights
●
  Equity with non-substantive voting rights
●
  Lacking the obligation to Absorb an Entity’s Expected Losses
●
  Lacking the right to receive an Entity’s expected residual returns

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

As a result of this assessment, the Bank was deemed to be the primary beneficiary of financial trusts because the Bank has the power to direct the activities of these VIEs through its servicing responsibilities and duties. Additionally, the Bank through its retained interests held in these securitizations has the obligation to absorb losses or the right to receive benefits from the VIEs.

For U.S. GAAP purposes, as of December 31, 2017 and 2016, the Bank consolidated VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets, eliminated the gain or loss recognized on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and certificates of participation received, eliminated the servicing liabilities and re-established its loan loss reserves under ASC 450-20. See Note 32.I.b.for allowance for loan losses.

The total shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2017 and 2016 amounted to Ps. (175,504) and Ps. (67,299), respectively.

Additional information required by U.S. GAAP

The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	December 31,
	2017	2016

Cash and due from banks	Ps. 168,924	Ps. 165,191
Loans (net of allowances)	4,278,512	4,485,944
Other assets	1,266,842	2,550,250
Total Assets	Ps. 5,714,278	Ps. 7,201,385

Debt Securities	Ps. 4,146,677	Ps. 4,283,751
Certificates of Participation	1,427,420	1,433,519
Other liabilities	140,181	1,484,115
Total Liabilities	Ps. 5,714,278	Ps. 7,201,385

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of December 31, 2017, the Bank’s maximum loss exposure, which amounted to Ps. 5,714,278, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

g. Intangible Assets

Software costs and other intangible assets

Under Argentine Banking GAAP fees paid for a re-engineering project and for restructuring expenses incurred in relation to certain branches are recognized as an intangible asset and amortized in a maximum of five years under the straight-line method. Such cost should be expensed as incurred under U.S. GAAP.

Under Argentine Banking GAAP, the Bank capitalizes costs relating to all three of the stages of software development. ASC 350-40 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2017 and 2016 amounted to Ps. (403,682) and Ps. (455,723), respectively.

Business combinations

Under Argentine Banking GAAP, net assets acquired are recorded at the book value of the acquired company at the acquisition date and goodwill is recognized based on the difference of the book value of the net assets acquired and the acquisition cost. Such goodwill is being amortized under the straight line method.

Under U.S. GAAP, the Bank applies the purchase method of accounting to its business combinations. The additional interest acquired was accounted for as a step acquisition applying the purchase method.

Accordingly, the excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, is considered as goodwill.

Under U.S. GAAP goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment. The Bank analyzes qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill.

Goodwill impairment exists when the fair value of the reporting unit to which the goodwill is allocated is not enough to cover the book value of its assets and liabilities and the goodwill. The fair value of the reporting unit is estimated using discounted cash flow techniques. The sustained value of the majority of the goodwill is supported ultimately by revenue from credit-card business, included in “Consumer and housing loans” reporting unit.

The evaluation methodology for potential impairment is inherently complex and involves significant management judgment in the use of estimates and assumptions. These estimates involve many assumptions, including the expected results of the reporting unit, an assumed discount rate and an assumed growth rate for the reporting unit.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank has reviewed Goodwill for impairment as of December 31, 2017 and 2016 and no impairment was recorded.

The following table summarizes the acquisitions made by the Bank and the calculation of goodwill under U.S. GAAP.

	Tarshop S.A.	BACS Administradora de Activos S.A. S.G.F.C.I.
Acquisition date	August 31, 2010	April 26, 2012

Fair value of net tangible assets acquired	Ps. 110,865	Ps. 1,712
Intangible assets identified	24,394	-
Net assets	Ps. 135,259	Ps. 1,712

% acquired	80%	85%
Net assets acquired	Ps. 108,208	Ps. 1,456
Consideration paid	105,431	6,184
(Gain on acquisition) / Goodwill	Ps. (2,777)	Ps. 4,728

The following table summarizes the shareholders’ equity adjustment computed to conform the accounting of these acquisitions to U.S. GAAP as of December 31, 2017 and 2016:

	December 31,
	2017	2016

Elimination of Goodwill recognized under Argentine Banking GAAP	Ps. (9,934)	Ps. (13,363)
Recognition of Goodwill under U.S. GAAP	4,728	4,728
Recognition of Intangible Assets under U.S. GAAP	24,394	24,394
Amortization of Intangible Assets under U.S. GAAP	(15,449)	(13,011)
Business combination	Ps. 3,739	Ps. 2,748

Acquisition of Tarshop S.A.

On August 30, 2010, the Bank acquired 80% of Tarshop S.A. for a total price of US$ 26.8 million, of which US$ 5.4 million were paid on December 29, 2009 and the remaining balance was cancelled on September 13, 2010.

Under Argentine Banking GAAP, net assets acquired are recorded at the book value of the acquired company at the acquisition date and goodwill is recognized based on the difference of the book value of the net assets acquired and the acquisition cost. Such goodwill is being amortized under the straight-line method over ten years. As of December 31, 2017 and 2016, net book value of goodwill recognized amount to Ps.7,885 and Ps.10,842, respectively.

Under U.S. GAAP, ASC 805 requires the acquisition of controlling interest of Tarshop S.A. to be accounted for as a business combination applying the purchase method, recognizing all net assets acquired at their respective fair value.

The Banks had identified different intangible assets associated with this acquisition, mainly customer relationships, trademark and workforce amounting to Ps. 24,394 as of the acquisition date. Such intangible assets are amortized based on their respective useful lives.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Acquisition of BACS Administradora de Activos S.A. S.G.F.C.I.

On April 26, 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares of BACS Administradora de Activos S.A. S.G.F.C.I. (formerly FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) for Ps. 6 million.

Under Argentine Banking GAAP, net assets acquired are recorded at the book value of the acquired company at the acquisition date and goodwill is recognized based on the difference of the book value of the net assets acquired and the acquisition cost. Such goodwill is being amortized under the straight-line method over ten years. As of December 31, 2017 and 2016, net book value of goodwill recognized amount to Ps.2,049 and Ps.2,521, respectively.

Under U.S. GAAP, ASC 805 requires the acquisition of controlling interest of BACS Administradora de Activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) to be accounted for as a business combination applying the purchase method, recognizing all net assets acquired at their fair value.

Goodwill amortization recognized under Argentine Banking GAAP has been reversed for U.S. GAAP purposes.

Increase of non-controlling interest over BACS

Under Argentine Banking GAAP the dilution in the Bank ownership over BACS as a result of its debt conversion resulted in a loss of Ps. 22,780 that was recognized in the statement of income. (See Note 16). Under U.S. GAAP this transaction was treated as an equity transaction for a total amount of Ps. 17,087 due to differences in accounting basis.

APSA Media S.A.

On January 13, 2011, Tarshop S.A. acquired from APSA Media S.A., previously Metroshop S.A., a portfolio of credit cards delinquent by less than 60 days; a contractual position in contracts for the issuance of credit cards; the accounts of customers, the lease agreements and movable property at certain branches and the contracts of employment with personnel under a labor relationship.

Under Argentine Banking GAAP, no intangible assets should be recognized in accordance with this transaction.

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

h. Impairment of fixed assets and foreclosed assets

Under Argentine Banking GAAP, fixed assets and foreclosed assets were adjusted for inflation using the WPI index at February 28, 2003. As such, the balances of fixed assets and foreclosed assets were increased approximately 120%.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In accordance with ASC 360-10 such assets are subject to impairment tests in certain circumstances. Because projected cash flows associated with fixed assets and foreclosed assets are insufficient to recover the restated carrying amounts of the assets, those assets should be tested for impairment. In the absence of credible market values for fixed and foreclosed assets, the Bank under U.S. GAAP reversed the restatement of fixed and foreclosed assets.

No additional impairment was recorded over fixed assets and foreclosed assets.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2017 and 2016 amounted to Ps. (34,583) and Ps. (35,808), respectively. The differences between years are due to depreciation recorded under Argentine Banking GAAP.

i. Non-controlling interest

Argentine Banking GAAP rules require recording non-controlling interests as a component of the liabilities. ASC 810 requires recording such interests as shareholders’ equity. In addition, the U.S. GAAP adjustment represents the allocation to the non-controlling interest of certain U.S. GAAP adjustments related to subsidiaries.

j. Vacation Provision

Under Argentine Banking GAAP, the cost of vacations earned by employees is recorded when paid. U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2017 and 2016 amounted to Ps. (192,060) and Ps. (108,283), respectively.

k. Insurance Technical Reserve

Under Argentine Banking GAAP, insurance technical reserves are calculated according to the certain regulations issued by the National Insurance Superintendency. For U.S. GAAP purposes the Bank has accounted these insurance technical reserves under ASC 944.

Therefore, the technical reserves for the year ended December 31, 2017 and 2016 were adjusted for U.S. GAAP purposes. Shareholders’ equity adjustment as of December 31, 2017 and 2016 amounted to Ps. (3,955) and Ps. (3,426), respectively.

l. Employee compensation plan

The Bank has established an employee compensation plan for its employees, which was approved by the CNV on November 30, 2017. Under this plan an aggregate 36,624,733 Class D treasury stock were allocated on a pro rata basis to the employees that qualifiedas beneficiaries under the terms of the program. Beneficiaries are entitled to economic benefits derived from such shares. Shares will be transferred to beneficiaries under the terms of the program. Beneficiaries are entitled to economic benefits derived from such shares. Shares will be transferred to beneficiaries upon the fulfillment of certain conditions.

Under Argentine Banking GAAP, no compensation has been recognized as a result of the implementation of this plan.

ASC 718 requires this plan to be accounted for as a nonleveraged employee compensation plan, recognizing the compensation cost as the fair value of the shares contributed to the employee compensation plan. As of November 30, 2017, the Bank recognized the fair value of the treasury

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

stock set aside for the plan under the line “payroll expenses”, with its related contra-account in shareholders’ equity. All shares held as treasury stock and included in the employee compensation plan are treated as outstanding in computing the Bank's earnings per share (See note 2.25).

The net income reconciliation for the year ended December 31, 2017, between Argentine Banking GAAP and U.S. GAAP includes Ps. (439,617).

m. Financial guarantees issued

During the year ended December 31, 2017, the Bank entered into different agreements to guarantee lines of credit of selected customers. As of December 31, 2017, guarantees granted by the Bank amounted to Ps.86,897.

Under Argentine Banking GAAP the guarantees are recorded in memorandum accounts and are recognized as liabilities when it is probable that the obligation undertaken by the guarantor will be performed. As of December 31, 2017, for U.S. GAAP purposes the Bank recognized a liability for the fair value of the obligations assumed at its inception in accordance with the requirements of ASC 460. Such liabilities are being amortized over the expected term of the guarantee. As of December 31, 2017 and 2016, the fair value of the guarantees less the estimated proceeds from collateral amounted to Ps. (404) and Ps.(685), respectively.

As of December 31, 2017, the Bank maintained the following guarantees:

	As of December 31, 2017
	Maximum Potential Payments (*)		Estimated Proceeds from collateral resource		U.S. GAAP adjustment
Financial guarantees	Ps.	86,897	Ps.	1,536	Ps.	(404)
Ps.		86,897	Ps.	1,536	Ps.	(404)

	As of December 31, 2016
	Maximum Potential Payments (*)		Estimated Proceeds from collateral resource		U.S. GAAP adjustment
Financial guarantees	Ps.	103,040	Ps.	2,026	Ps.	(685)
Ps.		103,040	Ps.	2,026	Ps.	(685)

(*) The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

n. Miscellaneous assets

Under Argentine Banking GAAP, certain stationary items and others of similar nature, are booked under the caption “Miscellaneous assets”.

For U.S. GAAP purposes, these amounts should be expensed as incurred.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2017 and 2016 amounted to Ps. (604) and Ps. (32,554), respectively.

o. Customer loyalty program

The Bank offers a reward program that allows its cardholders to earn points that can be redeemed for a broad range of rewards, including goods and travels among others.

Under U.S. GAAP the Bank establishes a reward liability based upon the points earned that are expected to be redeemed and the average fair value of the point. The points to be redeemed are estimated based on past redemption behavior. The liability is reduced as the points are redeemed.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2017 amounted to Ps. (7,764).

p. Deferred Income Tax

Argentine Banking GAAP requires income tax to be recognized on the basis of amounts due in accordance with Argentine tax basis regulations. Temporary differences between the financial reporting and income tax of accounting are therefore not considered in recognizing income tax.

In accordance with ASC 740-10 under U.S. GAAP income tax is recognized on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax of the assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax basis assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is “more likely than not” that it will not be recoverable.

As of December 31, 2017 and 2016, and based on the tax projections performed, the Bank believes that is more likely than not that it will recover the net operating tax loss carry forward and all the temporary differences, with future taxable income.

ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Bank classifies income tax-related interest and penalties as income tax in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 442,044 and Ps. 455,153, as of December 31, 2017 and 2016, respectively.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

  Deferred tax assets / (liabilities) are summarized as follows:

	As of December 31, 2017
	ASC 740-10 applied to Argentine Banking GAAP balances		ASC 740-10 applied to U.S. GAAP adjustments		U.S. GAAP Deferred Tax total
Deferred tax assets
Allowances for loan losses	Ps.	56,172	Ps.	133,587	Ps.	189,759
Provisions		156,577		61,134		217,711
Transfer of financial assets		92,737		52,651		145,388
Intangible assets		-		27,908		27,908
Others		21,248		5,524		26,772
Loss carry forward		39,085		-		39,085
Ps.		365,819	Ps.	280,804	Ps.	646,623

Deferred tax liabilities
Allowances for loan losses		14,460		-		14,460
Investments		90,632		461		91,093
Fixed assets		88,313		-		88,313
Exchange rate differences		3,320		-		3,320
Others		1,504		5,889		7,393
Ps.		198,229	Ps.	6,350	Ps.	204,579

Ps.		167,590	Ps.	274,454	Ps.	442,044

	As of December 31, 2016
	ASC 740-10 applied to Argentine Banking GAAP balances		ASC 740-10 applied to U.S. GAAP adjustments		U.S. GAAP Deferred Tax total
Deferred tax assets
Allowances for loan losses	Ps.	2,054	Ps.	114,839	Ps.	116,893
Provisions		156,950		39,098		196,048
Transfer of financial assets		55,798		17,575		73,373
Intangible assets		-		35,184		35,184
Others		-		12,855		12,855
Loss carry forward		137,007		-		137,007
Ps.		351,809	Ps.	219,551	Ps.	571,360

Deferred tax liabilities
Investments		59,930		-		59,930
Fixed assets		11,467		-		11,467
Exchange rate differences		21,628		-		21,628
Others		827		22,355		23,182
Ps.		93,852	Ps.	22,355	Ps.	116,207

Ps.		257,957	Ps.	197,196	Ps.	455,153

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table reconciles the statutory income tax rate in Argentina to the Bank’s effective rate calculated on the basis of U.S. GAAP for the years ended December 31, 2017, 2016 and 2015:

	As of December 31,
	2017		2016		2015

Pre-tax income in accordance with U.S. GAAP	Ps.	1,523,326	Ps.	758,605	Ps.	1,598,937
Statutory income tax rate		30%		35%		35%
Tax on net income at statutory rate	Ps.	456,998	Ps.	265,512	Ps.	559,628

Permanent tax differences		88,769		49,734		92,142
Income tax in accordance with U.S. GAAP	Ps.	545,769	Ps.	315,246	Ps.	651,770

The following table shows the tax years open for examination as of December 31, 2017, by major tax jurisdictions in which the Bank and its subsidiaries operate:

Jurisdiction	Tax year
Argentina	2012 - 2017

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

The Bank’s assets and liabilities would be increased by approximately Ps.642,559 and Ps.521,662, had U.S. GAAP been applied at December 31, 2017 and 2016, respectively.

r. Earnings per share

Argentine Banking GAAP rules do not require the disclosure of earnings per share or dividends per share.

Under US GAAP, ASC 260 “Earning Per Share”, it is required to present basic per-share amounts (basic EPS) which is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted earnings per share (diluted EPS) measure the performance if the potential common shares that were dilutive had been issued. Potential common shares are securities that do not have a current right to participate fully in earnings but could do so in the future. No potential common shares exist, and therefore basic and diluted EPS are the same.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table sets forth the computation of basic EPS:

	As of December 31,
	2017		2016		2015
Earnings per share under US GAAP
Numerator
Net income for the year attributable to the Controlling interest	Ps.	956,285	Ps.	447,927	Ps.	951,667
Denominator
Average number of shares outstanding (in thousands)	1,466,577		1,463,365		1,463,365
Net income per common share
Basic and diluted	Ps.	0.652	Ps.	0.306	Ps.	0.650

The sum of the shares determined on a daily basis divided by the number of days in the period, as follows:

	As of December 31,
	2017		2016		2015
	(in thousands)
Denominator
Shares outstanding	1,463,365	365 days	1,463,365	365 days	1,463,365	365 days
Employee compensation plan (See note Note 32.I.f)common share	36,635	32 days	-		-
Average number of shares outstanding	1,466,577		1,463,365		1,463,365

II.
 Additional disclosure requirements:

a. Credit Risk disclosures

Allowance for credit losses and recorded investments in financial receivables

The following table presents the allowance for account receivables losses and the related carrying amount of Financing Receivables for the years ended December 31, 2017 and 2016 respectively:

	As of December 31, 2017
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	6,605	Ps.	6,605
Ending balance: collectively evaluated for impairment		1,780,801(*)		4,686		1,785,487
Ending Balance	Ps.	1,780,801	Ps.	11,291	Ps.	1,792,092
Financing receivables:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	10,254	Ps.	10,254
Ending balance: collectively evaluated for impairment		29,020,791		12,540,402		41,561,193
Ending Balance	Ps.	29,020,791	Ps.	12,550,656	Ps.	41,571,447

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of December 31, 2016
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	19,370	Ps.	19,370
Ending balance: collectively evaluated for impairment		1,114,370(*)		4,061		1,118,431
Ending Balance	Ps.	1,114,370	Ps.	23,431	Ps.	1,137,801
Financing receivables:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	23,005	Ps.	23,005
Ending balance: collectively evaluated for impairment		23,921,996		9,055,673		32,977,669
Ending Balance	Ps.	23,921,996	Ps.	9,078,678	Ps.	33,000,674

(*) Includes mortgage consumer loans 180 days or more overdue and other consumer loans 90 days or more overdue, which mainly comprises “Medium Risk”, “High Risk” and “Uncollectible” categories.

The activity in the allowance for loan losses for period is as follows:

	As of December 31,
	2017		2016		2015
Allowance for credit losses:
Beginning Balance	Ps.	1,137,801	Ps.	785,329	Ps.	785,329
Charge-offs		(558,356)		(290,096)		(306,155)
Recoveries		182,025		60,711		51,711
Provision for loan losses		1,030,622		581,857		353,281
Ending Balance	Ps.	1,792,092	Ps.	1,137,801	Ps.	785,329

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

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table discloses the amounts of loans considered impaired in accordance with ASC 310, as of December 31, 2017 and 2016:

	As of December 31, 2017
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	10,254	Ps.	7,447	Ps.	6,605
Total	Ps.	10,254	Ps.	7,447	Ps.	6,605

	As of December 31, 2016
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	23,005	Ps.	19,214	Ps.	19,370
Total	Ps.	23,005	Ps.	19,214	Ps.	19,370

The average recorded investment in impaired loans amounted Ps. 11,114 and Ps. 29,997, as of December 31, 2017 and 2016, respectively. There is no amount of interest income recognized during the time within the period that the loans were impaired.

Non-accrual accounts receivables and Past due

The method applied to recognize income on loans is described in Note 2.2.

Additionally, the Bank has made use of the option granted by the BCRA authorizing financial entities to interrupt the accrual of interest for clients in the following categories: (a)“With problems”;“With high risk of insolvency” and “Irrecoverable” in the commercial portfolio; and (b) “Medium risk”;“High risk” and “Irrecoverable” in the consumer portfolio.

According to the above, the threshold for suspending the accrual of interest is as from 91 days of arrears. Resumption of interest accrual takes place when the client improves its situation passing to situation: (a) “Normal” or “With special tracking — Under observation” in the commercial portfolio and (b) “Normal” or “Low risk” in the consumer portfolio.

The Bank recognizes interest income on a cash basis for non-accrual loans. Recognition of interest on loans is generally discontinued when, in the opinion of management, there is an assessment that the borrower will likely be unable to meet all contractual payments as they become due.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As a general practice, this occurs when loans are 90 days or more overdue. Any accrued but uncollected interest is reversed against interest income at that time.

As consequence, non-accrual loans are defined as those loans classified under Argentine Central Bank rules in the following categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible” and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency” and “Uncollectible”.

The following table represents the amounts of non-accruals, as of December 31, 2017 and 2016, respectively:

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of December 31,
	2017		2016
Consumer
Advances	Ps.	559	Ps.	416
Mortgage Loans		21,464		26,523
Personal Loans – BHSA		325,250		179,214
Credit Card Loans – BHSA		230,127		202,378
Credit card Loans – Tarshop		932,752		473,025
Personal Loans – Tarshop		100,064		33,392
 Total Consumer	Ps.	1,610,216	Ps.	914,948
Commercial
Performing Loans	Ps.	-	Ps.	-
Impaired Loans		10,254		23,005
 Total Commercial	Ps.	10,254	Ps.	23,005

 Total Non-accrual loans	Ps.	1,620,470	Ps.	937,953

An aging analysis of past due account receivables, segregated by class of account receivables, as of December 31, 2017 and 2016 was as follows:

	As of December 31, 2017
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	209	181	126	39	555	3,982	4,537
Mortgage Loans	24,222	3,921	3,517	6,598	38,258	3,155,359	3,193,617
Personal Loans – BHSA	288,667	109,137	104,154	816	502,774	5,943,837	6,446,611
Personal Loans – Tarshop	35,242	25,200	43,659	31,205	135,306	423,185	558,491
Credit Card Loans – BHSA	132,642	90,854	111,069	1,602	336,167	12,250,473	12,586,640
Credit card Loans – Tarshop	328,087	229,710	413,799	288,035	1,259,631	4,971,264	6,230,895
Total Consumer Loans	809,069	459,003	676,324	328,295	2,272,691	26,748,100	29,020,791

Commercial:
Performing Loans	36,755	-	-	-	36,755	12,503,647	12,540,402
Impaired loans	-	556	6,365	3,333	10,254	-	10,254
Total Commercial Loans	36,755	556	6,365	3,333	47,009	12,503,647	12,550,656
Total	845,824	459,559	682,689	331,628	2,319,700	39,251,747	41,571,447

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of December 31, 2016
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	348	60	88	51	547	11,689	12,236
Mortgage Loans	31,299	5,073	3,508	9,373	49,253	2,555,513	2,604,766
Personal Loans – BHSA	164,131	58,075	57,746	344	280,296	4,234,296	4,514,592
Personal Loans – Tarshop	17,956	13,149	13,978	6,265	51,348	251,618	302,966
Credit Card Loans – BHSA	125,596	84,114	93,210	145	303,065	11,161,313	11,464,378
Credit card Loans – Tarshop	266,915	192,011	204,732	89,217	752,875	4,270,183	5,023,058
Total Consumer Loans	606,245	352,482	373,262	105,395	1,437,384	22,484,612	23,921,996

Commercial:
Performing Loans	950	-	-	-	950	9,054,723	9,055,673
Impaired loans	-	985	5,089	16,931	23,005	-	23,005
Total Commercial Loans	950	985	5,089	16,931	23,955	9,054,723	9,078,678
Total	607,195	353,467	378,351	122,326	1,461,339	31,539,335	33,000,674

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
5. Uncollectible and Uncollectible for Technical Reasons
The amounts in this category are deemed total losses. Even though these assets may be recovered under certain future circumstances, inability to make payments is evident at the date of the analysis. It includes loans to insolvent or bankrupt borrowers.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Credit quality indicators for the commercial portfolio are reviewed, at a minimum, on an annual basis.

Consumer Portfolio:

Credit quality indicators for the consumer portfolio are reviewed on a monthly basis.

The following table shows the account receivable balances categorized by credit quality indicators for the periods ended December 31, 2017 and 2016:

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of December 31, 2017
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	3,807	171	217	292	50	4,537
Mortgage Loans	3,146,341	25,812	6,801	6,461	8,202	3,193,617
Personal Loans – BHSA	5,811,389	309,972	171,145	152,069	2,036	6,446,611
Personal Loans – Tarshop	423,185	35,242	25,200	43,659	31,205	558,491
Credit Card Loans – BHSA	12,176,044	180,469	103,299	126,567	261	12,586,640
Credit card Loans – Tarshop	4,940,806	357,337	321,582	390,016	221,154	6,230,895
Total Consumer Loans	26,501,572	909,003	628,244	719,064	262,908	29,020,791

Commercial:
Performing loans	12,503,647	36,755	-	-	-	12,540,402
Impaired loans	-	-	556	6,365	3,333	10,254
Total Commercial Loans	12,503,647	36,755	556	6,365	3,333	12,550,656
Total Financing Receivables	39,005,219	945,758	628,800	725,429	266,241	41,571,447

	As of December 31, 2016
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	11,552	268	88	271	57	12,236
Mortgage Loans	2,545,412	32,831	6,759	9,035	10,729	2,604,766
Personal Loans – BHSA	4,154,663	180,715	91,209	85,843	2,162	4,514,592
Personal Loans – Tarshop	251,618	17,956	13,149	13,978	6,265	302,966
Credit Card Loans – BHSA	11,108,555	153,445	96,946	105,125	307	11,464,378
Credit card Loans – Tarshop	4,268,706	281,327	193,768	224,149	55,108	5,023,058
Total Consumer Loans	22,340,506	666,542	401,919	438,401	74,628	23,921,996

Commercial:
Performing loans	9,054,723	950	-	-	-	9,055,673
Impaired loans	-	-	985	5,089	16,931	23,005
Total Commercial Loans	9,054,723	950	985	5,089	16,931	9,078,678
Total Financing Receivables	31,395,229	667,492	402,904	443,490	91,559	33,000,674

Troubled debt restructuring

According to BCRA regulations, a refinancing is considered to exist whenever any of the original contractually agreed conditions for a financing transaction (term, capital, interest or rate) are modified.

The Bank concluded that all their refinanced loans comply with the conditions for considering them as troubled debt restructuring (“TDR”) as defined under U.S. GAAP. In accordance with ASC 310-40 a restructured loan is considered a TDR if the debtor is experiencing financial difficulties and the Bank grants a concession to the debtor that would not otherwise be considered. Concessions

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

granted could include: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

The following table presents for the financing receivables modified as troubled debt restructurings within during the last two periods:

	As of December 31, 2017
	Number of contracts		Pre-modification Outstanding recorded investment	Post-modification Outstanding recorded investment			Accruing TDR´S Loans		Non-Accruing TDR´S Loans
Consumer
Mortgage Loans	65	Ps.	1,431	Ps.	1,477	Ps.	1,297	Ps.	180
Personal and Credit Card Loans	87,286		2,039,836		1,977,901		1,539,917		437,984
-Total Consumer	87,351	Ps.	2,041,267	Ps.	1,979,378	Ps.	1,541,214	Ps.	438,164

Commercial
Performing Loans	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Impaired Loans	-		-		-		-		-
-Total Commercial	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-

-Total TDRs	87,351	Ps.	2,041,267	Ps.	1,979,378	Ps.	1,541,214	Ps.	438,164

	As of December 31, 2016
	Number of contracts		Pre-modification Outstanding recorded investment	Post-modification Outstanding recorded investment			Accruing TDR´S Loans		Non-Accruing TDR´S Loans
Consumer
Mortgage Loans	72	Ps.	1,582	Ps.	1,708	Ps.	1,448	Ps.	260
Personal and Credit Card Loans	50,274		970,907		951,438		715,630		235,808
-Total Consumer	50,346	Ps.	972,489	Ps.	953,146	Ps.	717,078	Ps.	236,068

Commercial
Performing Loans	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Impaired Loans	-		-		-		-		-
-Total Commercial	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-

-Total TDRs	50,346	Ps.	972,489	Ps.	953,146	Ps.	717,078	Ps.	236,068

  The following table presents for, the financing receivables modified as troubled debt restructurings within the previous 12 months and for which there was a payment default during that period. The Bank considers a TDR that have subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more from contractual due date.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of December 31,
	2017			2016
	Number of contracts	Recorded investment		Number of contracts	Recorded investment
Consumer
Mortgage Loans	17	Ps.	402	32	Ps.	488
Personal and Credit Card Loans	6,902		93,919	8,209		85,126
-Total Consumer	6,919	Ps.	94,321	8,241	Ps.	85,614

Commercial
Performing Loans	-	Ps.	-	-	Ps.	-
Impaired Loans	-		-	-		-
-Total Commercial	-	Ps.	-	-	Ps.	-

Total TDRs that subsequently defaulted	6,919	Ps.	94,321	8,241	Ps.	85,614

Allowance for Credit Losses

The activity in the allowance for accounts receivables losses under U.S. GAAP for the fiscal periods ended December 31, 2017, 2016 and 2015 was as follows:

	Argentine Banking GAAP		U.S. GAAP		Adjustment

December 31, 2014	Ps.	472,974	Ps.	686,492	Ps.	(213,518)
Variances		99,735		98,837		898
December 31, 2015	Ps.	572,709	Ps.	785,329	Ps.	(212,620)
Variances		236,980		352,472		(115,492)
December 31, 2016	Ps.	809,689	Ps.	1,137,801	Ps.	(328,112)
Variances		534,550		654,291		(119,741)
December 31, 2017	Ps.	1,344,239	Ps.	1,792,092	Ps.	(447,853)

b. Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the years ended December 31, 2017, 2016 and 2015, shows all periods in Argentine Banking GAAP format reflecting U.S. GAAP income and comprehensive statement adjustments.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31,
	2017		2016		2015
Income Statement

Financial income	Ps.	11,485,596	Ps.	9,298,729	Ps.	7,255,322
Financial expenses		(7,176,274)		(6,548,568)		(4,171,364)
Net financial income	Ps.	4,309,322	Ps.	2,750,161	Ps.	3,083,958
Provision for loan losses		(1,030,622)		(581,857)		(353,281)
Income from services		6,901,321		5,041,134		3,952,453
Expenses for services		(1,943,516)		(1,251,453)		(908,820)
Administrative expenses		(6,504,351)		(5,118,597)		(4,123,130)
Net income from financial intermediation	Ps.	1,732,154	Ps.	839,388	Ps.	1,651,180
Miscellaneous income		609,215		512,526		494,984
Miscellaneous expenses		(818,043)		(593,309)		(547,227)
Income before income tax and Non-controlling interest	Ps.	1,523,326	Ps.	758,605	Ps.	1,598,937
Income tax		(545,767)		(315,246)		(651,770)
Net income under U.S. GAAP	Ps.	977,559	Ps.	443,359	Ps.	947,167
Less Net (Loss) attributable to the Non-controlling interest ...		(21,274)		4,568		4,500
Net income attributable Controlling interest in accordance with U.S. GAAP ..…	Ps.	956,285	Ps.	447,927	Ps.	951,667

Other comprehensive income (loss):

Unrealized gains (loss) on securities		6,370		8,957		(4,038)
Other comprehensive income (loss)	Ps.	6,370	Ps.	8,957	Ps.	(4,038)
Comprehensive income …..………..	Ps.	956,655	Ps.	456,884	Ps.	947,629

	December 31,
	2017	2016	2015

Unrealized net (loss) / gains – Available for sale securities	Ps. 1,535	Ps. (2,192)	Ps. (12,029)
Less, accumulated other comprehensive income attributable to Non-controlling interest	-	(876)	-
Accumulated other comprehensive income	Ps. 1,535	Ps. (3,068)	Ps. (12,029)

c. Statements of Income and Balance sheets

The presentation of financial statements according to the Argentine Banking GAAP differs significantly from the format required by the SEC under Regulation S-X 9-01 (Article 9). The income statements presented below disclose the categories required by Article 9 using Argentine Banking GAAP, including the assets and liabilities of the financial trust which had been consolidated.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31,
	2017		2016		2015
Interest income
Interest and fees on loans	Ps.	9,055,658	Ps.	7,701,868	Ps.	5,703,200
Trading account interest and dividends on investments securities taxable		2,677,581		2,178,541		1,764,289
Interest on other receivables from financial intermediation		872,347		790,936		887,228
Ps.		12,605,586	Ps.	10,671,345	Ps.	8,354,717
Interest expense
Interest on deposits		2,301,274		3,333,514		2,302,479
Interest on securities sold under agreements to repurchase		71,579		90,717		26,666
Interest on short-term liabilities from financial intermediation		872,179		1,226,657		605,399
Interest on long-term liabilities from financial intermediation		3,192,336		1,687,978		900,623
Ps.		6,437,368	Ps.	6,338,866	Ps.	3,835,167

Net interest income		6,168,218		4,332,479		4,519,550

Provisions for loan losses, net of reversal	Ps.	826,789	Ps.	331,545	Ps.	186,282

Net interest income after provision for loan losses	Ps.	5,341,429	Ps.	4,000,934	Ps.	4,333,268

Non-Interest income
Service charges on deposits accounts	Ps.	251,760	Ps.	174,411	Ps.	135,069
Credit card service charges and fees		3,282,950		2,083,024		1,200,299
Other commissions		455,756		331,616		259,446
Insurance commissions, fees and premiums		2,170,931		2,001,188		1,475,554
Loans related commissions		153,343		92,880		65,820
Income from equity in other companies		18,985		35,656		13,767
Other		774,314		617,083		916,353
Ps.		7,108,039	Ps.	5,335,858	Ps.	4,066,308
Non-Interest expense
Commissions	Ps.	1,522,651	Ps.	941,488	Ps.	683,170
Foreign exchange, net		233,982		438,024		462,351
Personal expenses		3,430,546		2,664,757		2,252,630
Fees and external administrative services		931,938		827,844		707,802
Depreciation of premises and equipment		100,534		80,577		45,560
Renting		185,321		159,848		109,630
Electricity and communications		219,452		194,750		157,186
Advertising and publicity		123,809		117,017		173,384
Taxes		1,638,094		1,296,883		972,430
Amortization of other intangibles		186,201		149,120		99,504
Repair, maintenance and conservation		201,861		262,237		118,192
Insurance		19,582		15,718		13,276
Security services		97,595		73,345		61,239
Commissions and expenses on insurance business		225,479		190,287		118,920
Other provisions and reserves		248,589		164,896		171,951
Stationary and supplies		38,001		29,263		23,444
Other		891,052		571,257		537,765
Ps.		10,294,687	Ps.	8,177,311	Ps.	6,708,434

Income before tax	Ps.	2,154,781	Ps.	1,159,481	Ps.	1,691,142

Income tax expense	Ps.	532,658	Ps.	529,496	Ps.	608,405

Net income	Ps.	1,622,123	Ps.	629,985	Ps.	1,082,737
Net income attributable to non-controlling interest	Ps.	(28,684)	Ps.	(14,657)	Ps.	3,077
Net Income attributable to controlling interest	Ps.	1,593,439	Ps.	615,328	Ps.	1,085,814
Basic EPS		1.087		0.420		0.742
Diluted EPS		1.087		0.420		0.742

  Argentine Banking GAAP also requires certain classifications of assets and liabilities, which differ from those required by Article 9. The following balance sheet presents Banco Hipotecario’s balance sheet as of December 31, 2017 and 2016, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP, including the assets and liabilities of the financial trust which had been consolidated.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31,
	2017	2016
Assets
Cash and due from banks	Ps. 3,524,430	Ps. 6,277,452
Interest bearing deposits in other banks	381,921	1,175,167
Federal funds sold and securities purchased under resale agreements or similar agreements	1,184,506	1,954,578
Trading account assets	14,403,293	2,944,503
Available for sale securities	1,427,446	2,481,824
Loans	41,532,905	33,055,091
Allowances for loan losses	(1,342,908)	(807,078)
Other receivable from financial intermediation	2,714,490	5,010,126
Miscellaneous receivables	3,170,988	4,242,231
Premises and equipment	415,220	390,228
Intangible assets – Goodwill	9,934	13,363
Intangible assets - Other	529,235	554,001
Other assets	1,493,185	406,961
Total assets	Ps. 69,444,645	Ps. 57,698,447

Liabilities
Non-interest bearing deposits	Ps. 3,072,003	Ps. 2,403,354
Interest bearing deposits	17,736,378	16,581,638
Federal funds purchased and securities sold under agreements to repurchase	114,707	727,810
Short-term borrowing	6,760,980	7,287,796
Other liabilities resulting from financial intermediation	4,503,969	5,189,756
Amounts payable for spot and forward purchases to be settled	1,764,787	2,295,724
Long-term debt	24,475,870	14,435,881
Taxes payable	563,768	488,714
Other liabilities	2,073,904	1,731,475
Contingent liabilities	446,315	342,360
Total liabilities	Ps. 61,512,681	Ps. 51,484,508

Common stock	Ps. 1,500,000	Ps. 1,500,000
Other reserves and retained earnings	6,149,671	4,556,232
Non-controlling interest	282,293	157,707
Total shareholders’ equity	Ps. 7,931,964	Ps. 6,213,939

Total liabilities and shareholders’ equity	Ps. 69,444,645	Ps. 57,698,447

d. Fair Value Measurements Disclosures

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

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
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

Those instruments that do not meet the requirements to be valued on a “fair market value” basis, either due to the lack of availability of a closing price or due to the lack of representation of the price (illiquidity of the position), must have a fair value.

The fair value will be obtained by discounting the expected future cash flow at a representative market rate.

LEBACS:
The instruments of the Central Bank are quoted at discount, the only expected cash flow is the total capital at maturity. The discount rate used will be the Lebacs bid rate in pesos that arises from the public auction closest to the valuation, for the maturity closest to the instrument to be valued. If necessary, the rate could be interpolated according to the residual term.

In the particular case of dollar denominated instruments, the discount rate used will be the Lebacs bid rate in dollars that arises from the public auction closest to the valuation, for the maturity closest to the instrument to be valued. If there are no nearby tenders, it should be verified if there are other USD instruments with a quotation in the secondary market, from which a price can be estimated by interpolation. Otherwise, the rate of a sovereign instrument in USD with similar characteristics will be taken as reference.

Other instruments with public offer:

The expected cash flow is made up of principal and interest instalments.

In case of instruments with uncertain cash flows:

- Variable rate instruments: implicit future rates will be derived from the rate curve of similar credit risk, or the last known rate (by default), to project the current and future coupons. Likewise, the existence of cap and floors will be taken into account.
- Capital adjustable instruments (CER / UVIS): no capital adjustment will be projected for future coupons.

The process of calculating the discount rate to be applied will consist of:

  -
Select debt securities with similar characteristics - currency, type of rate and capitalization, type of issuer and average life.
  -
Obtain the internal rate of return and average life of them.
  -
If necessary, apply to the IRRs a spread that represents the additional credit risk of the issuer of the instrument to be valued, with respect to the issuer of the reference securities.
  -
Linearly interpolate the corrected IRRs, if necessary, using the Average Life of the instruments of reference and the instrument to be valued.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

               The fair value is obtained by discounting the expected cash flow at the above mentioned interest rate.

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

Assets (by Class of asset)

a)
Government and corporate securities

As of December 31, 2017 and 2016 the Bank’s securities are classified within level 1 of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes government bonds and instruments issued by BCRA and corporate securities which also have quoted prices available in active markets. Furthermore the Bank’s instruments issued by BCRA with no volatility published by the BCRA and bills issued by Provincial Governments are classified within Level 2 using quoted prices available of similar assets.

b)
Securities receivable under repurchase agreements

The Bank’s securities receivable under repurchase agreements which do not qualify for sale accounting for U.S. GAAP purposes, are classified within level 1 of the valuation hierarchy. To estimate the fair value of these securities, quoted prices are available in an active market.

c)
Derivatives

Forward transactions traded in auto regulated markets are made through recognized exchange markets, such as MAE and ROFEX.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The general settlement method for these transactions does not require delivery of the traded underlying asset. Rather, settlement is carried on a daily basis for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income. Therefore, they are classified in Level 2 of the fair-value hierarchy.

The following table presents the financial instruments, by class of asset and liabilities, carried at fair value as of December 31, 2017 and 2016, by ASC 820-10 valuation hierarchy (as described above).

	Balances as of December 31, 2017
	Total fair value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Government and corporate securities
Trading securities	2,357,999	2,357,999	-	-
Available for sale securities	697,942	511,142	186,800	-
Instruments issued by the BCRA	11,160,417	11,160,417	-	-
Corporate securities	613,430	560,099	53,331	-

Other receivables from financial intermediation
Trading securities	1,696,987	1,696,987	-	-
Available for sale securities	445,867	220,670	225,197	-
Futures	46,217	-	46,217	-

Miscellaneous assets
Trading securities	26,521	26,521	-	-

TOTAL ASSETS AT FAIR VALUE	17,045,380	16,533,835	511,545	-

LIABILITIES

Other obligations from financial intermediation
Trading securities	(286,644)	(286,644)	-	-
Futures	(65,756)	-	(65,756)	-

TOTAL LIABILITIES AT FAIR VALUE	(352,400)	(286,644)	(65.756)	-

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Balances as of December 31, 2016
	Total fair value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Government and corporate securities
Trading securities	1,802,903	1,802,903	-	-
Available for sale securities	1,731,476	1,109,850	621,626	-
Instruments issued by the BCRA	1,117,338	1,030,397	86,941	-
Corporate securities	352,854	313,315	39,539	-

Other receivables from financial intermediation
Trading securities	677,295	677,295	-	-
Available for sale securities	1,659,075	1,543,266	115,809	-
Futures	169,717		169,717	-

Miscellaneous assets
Trading securities	15,991	15,991	-	-
Available for sale securities	3,989	3,989	-	-

TOTAL ASSETS AT FAIR VALUE	7,530,638	6,497,006	1,033,632	-

LIABILITIES

Other obligations from financial intermediation
Trading securities	(848,095)	(848,095)	-	-
Available for sale securities	(179,408)	(55,250)	(124,158)	-
Futures	(187,108)	-	(187,108)	-

Deposits
Trading securities	(1,243,189)	(1,243,189)	-	-

TOTAL LIABILITIES AT FAIR VALUE	(2,457,800)	(2,146,534)	(311,266)	-

e. Disclosure about Fair Value of Financial Instruments

ASC 825, “Disclosures about Fair Value of Financial Instruments” requires disclosures of estimates of fair value of financial instruments. These estimates were made as of December 31, 2017 and 2016. Because many of the Bank’s financial instruments do not have a ready trading market from which to determine fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

The estimated fair values do not include the value of assets and liabilities not considered financial instruments.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31, 2017
	Book value	Fair value	Level 1	Level 2	Level 3
Non derivative activities
Assets
Cash and due from banks	3,646,536	3,646,536	3,646,536	-	-
Government and Corporate securities	14,814,101	14,829,788	14,589,657	240,131	-
Loans and leases	35,617,968	34,779,856	-	-	34,779,856
Others	6,574,889	6,572,399	1,963,874	225,197	4,383,328

Liabilities
Deposits	20,808,381	20,808,381	-	-	20,808,381
Other liabilities from financial intermediation	7,732,205	7,732,205	352,400	-	7,379,805
Non-subordinated corporate bonds	25,668,775	25,668,775	14,537,026	9,195,058	1,936,690
Others	2,637,672	2,637,672	2,637,672	-	-

	December 31, 2016
	Book value	Fair value	Level 1	Level 2	Level 3
Non derivative activities
Assets
Cash and due from banks	7,188,279	7,188,279	7,188,279	-	-
Government and Corporate securities	4,997,612	5,004,571	4,256,465	748,106	-
Loans and leases	27,321,351	26,161,657	-	-	26,161,657
Others	9,262,132	9,266,375	2,414,998	115,809	6,735,568

Liabilities
Deposits	18,984,992	18,984,992	-	-	18,984,992
Other liabilities from financial intermediation	8,168,658	8,166,927	1,090,453	124,158	6,952,316
Non-subordinated corporate bonds	16,155,518	16,155,518	6,922,958	7,361,867	1,870,693
Others	2,220,193	2,220,193	2,220,193	-	-

The following is a description of the estimating techniques applied:

Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit risk. The carrying values as of December 31, 2017 and 2016 are a reasonable estimate of fair value.

Government and Corporate securities: When available, the Bank uses quoted market prices to determine the fair value. If market prices are not available, quoted prices for similar assets in active markets have been used to calculate the fair value.

Loans: The fair values of loans are estimated for groups with similar characteristics, including type of loan, credit quality incorporating the credit risk factor. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. For non-performing loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate. The fair value of “loans” is classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year.

Other assets: Includes other receivables from financial intermediation and unlisted equity investments. This caption also includes financial trusts certificates of participation the fair value of which is estimated using valuation techniques to convert the future amounts to a single present

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The estimate of the cash flows is based on the future cash flows from the securitized assets, considering prepayments, historical loan performance, etc. Equity investments in companies where significant influence is exercised are not within the scope of ASC 825, Financial Instruments. Equity investments in other companies are carried at market value less costs to sell.

Deposits: The fair value of deposit liabilities on demand and savings account deposits is similar to its book value. The fair value of time deposits was calculated by discounting contractual cash flows using current market rates for instruments with similar maturities.

Other liabilities from financial intermediation: Includes credit lines borrowed under different credit arrangements. As of December 31, 2017 and 2016, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

Non-subordinated corporate bonds: As of December 31, 2017 and 2016, the fair value of the corporate bonds was determined based on quoted market prices and when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

Other liabilities: Includes other liabilities from financial intermediation. Their fair value was estimated at the expected future cash flows discounted at the estimated market rates at year-end.

f. Segment reporting

The Bank has disclosed its segment information in accordance with the “Disclosures about Segments of an Enterprise and Related Information” ASC 280-10. Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. The CODM is the Chief Executive Officer of the Bank. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environments. The information provided for Segment Reporting is based on internal reports used by management.

The Bank measures the performance of each of its business segments primarily in terms of net income (i.e., net revenues—or financial income and service fee income, net of financial expenses and service fee expenses—after deducting loan loss provisions and administrative costs directly attributable to the segment).

Income from financial intermediation and other segment information are based on Argentine Banking GAAP and are consistent with the presentation of the Bank’s consolidated financial statements.

The Bank operates its business along the following segments:

    Finance:  The Finance segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail Banking segment, the Corporate Banking segment and its own needs and opportunities.  The Finance segment implements the Bank’s financial risk management policies, manages the Bank’s trading desks, distributes Finance products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

    Retail banking: The Bank offers to its retail customers a full range of financial products and services, including mortgage and personal loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others.

   Insurance: Through B.H.N Inversión, the Bank offers insurance products, with a focus on life insurance, to targeted customer segments.

   Wholesale banking:  The Bank offers to large corporations, medium-sized companies and small businesses a full range of products, services and financial assessment including factoring, leasing, foreign trade finance and cash management.

The column “Adjustments” includes consolidation adjustments, eliminations corresponding to transactions conducted between reportable segments.

The column "all other" comprises the other business activities not identified as operating segments.

Below is a table with the information for each segment identified by the Bank as of and for the years ended December 31, 2017, 2016 and 2015.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31, 2017
				Wholesale Banking
	Finance	Retail Banking	Insurance	BH Wholesale Unit	BACS	All other	Adjustments	Consolidated
Assets
Cash and due from banks	1,206,359	1,577,975	16,159	793,736	250,262	-	(197,955)	3,646,536
Government and corporate securities	13,292,122	7,470	1,069,980	-	444,529	-	-	14,814,101
Loans -	-	23,577,191	-	10,761,789	1,142,071	-	(24,402)	35,456,649
Other receivables from financial intermediation	4,278,343	1,181,534	300,597	295,181	572,781	-	(53,547)	6,574,889
Receivables from financial leasing	-	-	-	161,319	-	-	-	161,319
Other assets	2,311	850,583	386,709	-	119,035	3,333,382	(77,957)	4,614,063
Total assets	18,779,135	27,194,753	1,773,445	12,012,025	2,528,678	3,333,382	(353,861)	65,267,557

	December 31, 2017
				Wholesale Banking
	Finance	Retail Banking	Insurance	BH Wholesale Unit	BACS	All other	Adjustments	Consolidated
Financial income	2,510,868	6,888,682	406,258	1,498,986	527,821	-	(78,622)	11,753,993
Financial expense	(2,201,320)	(3,618,096)	-	(1,244,121)	(298,495)	-	78,622	(7,283,410)
Gross financial margin	309,548	3,270,586	406,258	254,865	229,326	-	-	4,470,583
Income from services, net	(25,646)	2,509,016	1,691,810	120,761	187,005	406,102	(3,490)	4,885,558
Net revenue	283,902	5,779,602	2,098,068	375,626	416,331	406,102	(3,490)	9,356,141
Loan loss provisions	-	(852,038)	-	(47,670)	(11,173)	-	-	(910,881)
Administrative expenses	(141,509)	(4,621,233)	(437,118)	(169,107)	(454,446)	(247,241)	3,490	(6,067,164)
Income from financial intermediation	142,393	306,331	1,660,950	158,849	(49,288)	158,861	-	2,378,096
Income from Equity Investments	-	-	2,740	-	15,225	1,020	-	18,985
Non-controlling interest	-	-	-	-	(3,075)	-	(25,609)	(28,684)
Miscellaneous income /(Expenses)	88,884	3,497	(180,831)	(3,976)	1,805	(151,679)	-	(242,300)
Income before income tax	231,277	309,828	1,482,859	154,873	(35,333)	8,202	(25,609)	2,126,097
Income tax	-	(12,661)	(507,777)	-	(12,220)	-	-	(532,658)
Net income	231,277	297,167	975,082	154,873	(47,553)	8,202	(25,609)	1,593,439

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31, 2016
				Wholesale Banking
	Finance	Retail Banking	Insurance	BH Wholesale Unit	BACS	All other	Adjustments	Consolidated
Financial income	2,135,015	5,098,740	349,206	1,526,579	447,578	-	(39,386)	9,517,732
Financial expense	(1,751,474)	(3,447,177)	-	(1,264,578)	(274,509)	-	39,386	(6,698,352)
Gross financial margin	383,541	1,651,563	349,206	262,001	173,069	-	-	2,819,380
Income from services, net	(70,258)	1,886,373	1,575,642	74,191	127,776	297,132	(2,421)	3,888,435
Net revenue	313,283	3,537,936	1,924,848	336,192	300,845	297,132	(2,421)	6,707,815
Loan loss provisions	-	(427,380)	-	(32,431)	(6,554)	-	-	(466,365)
Administrative expenses	(117,871)	(3,917,799)	(374,409)	(140,724)	(260,735)	(207,452)	4,529	(5,014,461)
Income from financial intermediation	195,412	(807,243)	1,550,439	163,037	33,556	89,680	2,108	1,226,989
Income from Equity Investments	-	-	965	-	31,465	3,226	-	35,656
Non-controlling interest	-	-	-	-	-	-	(14,657)	(14,657)
Miscellaneous income /(Expenses)	61,878	73,278	(157,149)	22,011	771	(117,270)	-	(116,481)
Income before income tax	257,290	(733,965)	1,394,255	185,048	65,792	(24,364)	(12,549)	1,131,507
Income tax	-	-	(480,179)	-	(36,000)	-	-	(516,179)
Net income	284,652	(666,817)	914,076	185,050	29,792	(24,364)	(107,061)	615,328

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31, 2015
				Wholesale Banking
	Finance	Retail Banking	Insurance	BH Wholesale Unit	BACS	All other	Adjustments	Consolidated
Financial income	1,917,468	3,417,190	296,147	1,412,824	322,437	-	(40,380)	7,325,686
Financial expense	(1,534,620)	(1,682,895)	-	(930,886)	(183,184)	-	40,380	(4,291,205)
Gross financial margin	382,848	1,734,295	296,147	481,938	139,253	-	-	3,034,481
Income from services, net	(51,041)	1,538,980	1,202,900	53,464	99,622	228,899	(47,249)	3,025,575
Net revenue	331,807	3,273,275	1,499,047	535,402	238,875	228,899	(47,249)	6,060,056
Loan loss provisions	-	(325,109)	-	(26,098)	(2,972)	-	-	(354,179)
Administrative expenses	(93,790)	(3,156,698)	(295,470)	(111,975)	(177,966)	(163,942)	47,249	(3,952,592)
Income from financial intermediation	238,017	(208,532)	1,203,577	397,329	57,937	64,957	-	1,753,285
Income from Equity Investments	-	-	-	-	13,767	-	-	13,767
Non-controlling interest	-	-	-	-	(926)	-	4,003	3,077
Miscellaneous income /(Expenses)	54,584	159,004	(134,069)	57,670	(900)	(201,705)	-	(65,416)
Income before income tax	292,601	(49,528)	1,069,508	454,999	69,878	(136,748)	4,003	1,704,713
Income tax	(95,372)	(983)	(360,238)	(148,056)	(14,250)	-	-	(618,899)
Net income	196,223	(50,511)	709,270	306,949	55,628	(136,748)	4,003	1,085,814

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

g. Cash flow

The statement of cash flows under Argentine Banking GAAP differs from the statement of cash flows under U.S. GAAP. According to ASC 230, the statement of cash flows for a period shall report net cash provided or used by operating, investing and financing activities.

The statement of cash flows under U.S. GAAP including cash and cash equivalents corresponding to financial trusts consolidated in accordance with Note 32.I.f. is shown below

	December 31,
	2017	2016	2015

Cash and cash equivalents under Argentine Banking GAAP	Ps.3,646,536	Ps. 7,188,279	Ps. 6,378,793
Cash and cash equivalent from consolidated financial trusts	168,924	165,191	71,310
Cash and cash equivalents under U.S. GAAP	Ps 3,815,460	Ps. 7,353,470	Ps. 6,450,103

Net cash (used in) / provided by operating activities under Argentine Banking GAAP	Ps. (16,296,063)	Ps. (10,397,007)	Ps. (4,484,366)
Loans reclassified to investing activities	8,818,524	Ps. 7,018,399	Ps. 3,484,587
Available for sale securities reclassified to investing activities	(141,533)	2,465,947	1,815,853
Organization and development expenses reclassified to investing activities	-	89,145	135,291
Deposits reclassified to financing activities	(1,823,375)	1,405,254	(2,058,100)
Interest paid on debt reclassified to financing activities	5,743,905	5,335,162	3,304,260
Debt issue cost reclassified to financing activities	101,151	90,576	83,682
Financial trust consolidated under U.S. GAAP	(66,625)	4,313	116,461
Net cash (used in) / provided by operating activities under U.S. GAAP	Ps. (3,664,016)	Ps. 6,011,789	Ps. 2,397,668

Net cash (used in) / provided by investing activities under Argentine Banking GAAP	Ps. (1,168,079)	Ps. (378,366)	Ps. (124,937)
Increase in loans and leases, net	(8,818,524)	(7,018,399)	(3,484,587)
Purchases of available for sale securities	(1,692,623)	(10,219,794)	(2,589,832)
Proceeds from sales of available for sale securities	1,834,156	7,753,847	773,979
Payments for organization and development expenses	-	(89,145)	(135,291)
Payment of dividends reclassified to financing activities	-	-	41,817
Financial trust consolidated under U.S. GAAP—corresponding to loans and securities	207,432	(2,425,370)	(1,538,592)
Net cash (used in) / provided by investing activities under U.S. GAAP	Ps. (9,637,638)	Ps. (12,377,227)	Ps. (7,057,443)

Net cash (used in) / provided by financing activities under Argentine Banking GAAP	Ps. 9,650,095	Ps. 9,034,850	Ps. 2,773,584
Increase in deposits, net	Ps. 1,823,375	Ps. (1,405,254)	Ps. 2,058,100
Interest paid on debt	(5,743,905)	(5,335,162)	(3,304,260)
Payments for debt issue cost	(101,151)	(90,576)	(83,682)
Payment of dividends	-	-	(41,817)
Financial trusts consolidated under U.S. GAAP – Corresponding to debt	(137,074)	2,514,938	1,427,285
Net cash (used in) / provided by financing activities under U.S. GAAP	Ps. 5,491,340	Ps. 4,718,796	Ps. 2,829,210

Effect of exchange rate changes on cash and cash equivalents	Ps. 4,272,304	Ps. 2,550,009	Ps. 2,845,998

Cash and cash equivalents at the beginning of the year under U.S. GAAP	Ps.7,353,470	Ps. 6,450,103	Ps.5,434,670
Cash and cash equivalents at the end of the year under U.S. GAAP	Ps.3,815,460	Ps. 7,353,470	Ps.6,450,103
Net increase in cash and cash equivalents under U.S. GAAP	Ps.(3,538,010)	Ps. 903,367	Ps.1,015,433

Set forth below is the reconciliation of net income to net cash flows from operating activities, as required by ASC 230:

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	December 31,
	2017	2016	2015

Net income for the fiscal year	Ps. 972,946	Ps. 447,927	Ps. 951,667

Adjustments to reconcile net income to net cash from operating activities:
U.S. GAAP Reconciliation Adjustments	Ps. 620,493	Ps. 167,401	Ps. 134,147
Income Tax for the fiscal year	532,658	516,179	618,899
Amortizations and depreciations	292,248	233,642	149,013
Results from equity investments	(18,985)	(35,656)	(13,767)
Provision for loan losses, net of reversals	711,737	246,773	88,686
Non-controlling interests	28,684	14,657	(3,077)
Gain for sale of premises and equipment	(61,215)	(1,967)	(2,363)
(Decrease) / Increase in government and private securities	(9,958,022)	2,914,597	887,626
(Increase) / Decrease in interest receivable from Loans	(185,920)	(22,383)	265,493
Decrease / (Increase) in other receivable from financial intermediation	2,810,743	(4,859,765)	(2,185,402)
(Increase) / Decrease from miscellaneous assets	(418,512)	(551,561)	(755,999)
(Increase) / Decrease in balances from forward transactions without delivery of underlying asset	(123,500)	150,889	(1,629)
Decrease / (Increase) in interest payable from Deposits	(83,668)	82,188	68,920
Decrease / (Increase) in other liabilities from financial intermediation	5,408,603	9,679,695	5,174,355
Increase of miscellaneous liabilities	79,998	(420,818)	(132,903)
Financial income on cash and cash equivalents	(4,272,304)	(2,550,009)	(2,845,998)
Net cash (used in) / provided by operating activities under U.S. GAAP	Ps. (3,664,016)	Ps. 6,011,789	Ps. 2,397,668

h. Repurchase Agreements and Reverse Repurchase Agreements (“Repos and Reverse Repos”).

Under Argentine Banking GAAP, the Bank and its subsidiaries derecognize the securities transferred under the repurchase agreement and records an asset related to the future repurchase of these securities. Contemporaneously, the Bank and its subsidiaries records a liability related to the cash received in the transaction.

As of December 31, 2017, the adjustment related to the derecognition of the securities amounted to Ps.114,707, as well as the reversal of the liability recorded in other liabilities from financial intermediation amounted to Ps.114,707.

The asset related to securities to be repurchased is measured as the same criteria as the transferred securities. Similar treatment applies to reverse repo agreements.

For U.S. GAAP purposes these transactions have not qualified as true sales and therefore these transactions were classified as trading and recorded at fair value.

i. Deposits and Interest-Bearing Deposits with Other Banks

Interest-bearing Deposits with Other Banks

Included in “Cash and Due from Banks” there are interest-bearing deposits with the BCRA totaling 2,421,833 and 5,355,489 as of December 31, 2017 and 2016, respectively; and interest-bearing deposits in local and foreign banks totaling 291,037 and 1,076,086 as of December 31, 2017 and 2016, respectively.

Deposits

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following tables set forth the maturities of the deposits at the dates indicated.

	As of December 31, 2017
	Within 1 month	Over 1 and up to 3 months	Over 3 and up to 6 months	Over 6 and up to 12 months	After 12 months	Total

Current accounts	3,003,664	-	-	-	-	3,003,664
Savings accounts	5,264,193	-	-	-	-	5,264,193
Time deposits	6,741,695	3.923,124	874,377	173,672	12,778	11,725,646
Investment accounts	496,423	-	-	-	-	496,423
Other deposits	318,456	-	-	-	-	318,456
	15,824,431	3,923,124	874,377	173,672	12,778	20,808,382

The following table sets forth information regarding the maturity of time deposits exceeding Ps.100,000 at December 31, 2017:

	As of December 31, 2017
	Within 1 month	Over 1 and up to 3 months	Over 3 and up to 6 months	Over 6 and up to 12 months	After 12 months	Total

Time deposits of Ps.100,000 or more	5,004,375	4,355,609	972,853	161,374	13,641	10,507,852
	5,004,375	4,355,609	972,853	161,374	13,641	10,507,852

j. Risks and Uncertainties

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

According to Communication “A” 5,264, as amended, in general terms the access to the foreign exchange market for resident in order to pay services, debts and profits to non-residents has no limits or restrictions. The access to the MULC requires the filing of certain documentation by residents evidencing the validity of transactions for which the funds are purchase for its remittance abroad. Communication “A” 5,236, item 4.2. which regulated the outflow of fund allowing

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

 residents to access to the MULC for the formation of off-shore assets without a specific allocation by residents has been suspended and, up to now, the Central Bank has not issued any other measure or provisions in this regard.

On August 6, 2012, Resolution #3210 was replaced by Resolution #3356 enacted by AFIP. This resolution sets forth more restrictions for the access to the foreign exchange market, in particular for the outflow of funds made by residents. Both resolutions (3210 and 3356) are related with Communications “A” 5239 (currently abrogated) and 5245.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on the business if imposed in an economic environment where access to local capital is constrained.

k. U.S. GAAP estimates

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

l. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of December 31, 2017 and 2016. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions and economic uncertainties exist, it might result in higher credit losses and provision for credit losses in future periods.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

33. New authoritative pronouncements

The last Accounting Standards Updates issued by the FASB applicable for the Bank are mentioned below:

ASU No. 2014-09

In May 2014, the FASB issued the Accounting Standard Update No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”. The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts).

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

ASU No. 2015-14 defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

The Bank is still evaluating the impact of this Update in the U.S. GAAP financial statements. However, the Bank considers this ASU will not have any significant effect in the U.S. GAAP disclosures and financial information

ASU No. 2016-01

On January 2015, the FASB issued the Accounting Standard Update No. 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities (Financial Instruments—Overall Subtopic 825-10)”.

The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) as follows:

1. Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

2. Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value.

3. Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities.

4. Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5. Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.

6. Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

7. Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements.

8. Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.

The Bank is still evaluating the impact of this Update in the U.S. GAAP financial statements.

ASU 2016-02

On February 2016, the FASB issued the Accounting Standard Update No. 2016-02 “Leases”. The amendments affects any entity that enters into a leas, with some specified scope exemptions. The main difference between previous U.S. GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP.

A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. Reasonably certain is a high threshold that is consistent with and intended to be applied in the same way as the reasonably assured threshold in the previous leasesguidance. In addition, also consistent with the previous leases guidance, a lessee (and a lessor) should exclude most variable lease payments in measuring lease assets and lease liabilities, other than those that depend on an index or a rate or are in substance fixed payments.

The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

The Bank is still evaluating the impact of this Update in the U.S. GAAP financial statements.

ASU 2016-13

On June 2016, the FASB issued the Accounting Standard Update No. 2016-13 “Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments”. The amendments affect entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this Update affect an entity to varying degrees depending on the credit quality of the assets held by the entity, their duration, and how the entity applies current GAAP.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period.

The allowance for credit losses for purchased financial assets with a more-than insignificant amount of credit deterioration since origination (PCD assets) that are measured at amortized cost basis is determined in a similar manner to other financial assets measured at amortized cost basis; however, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense. Only subsequent changes in the allowance for credit losses are recorded as a credit loss expense for these assets. Interest income for PCD assets should be recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition

The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

The Bank is still evaluating the impact of this Update in the U.S. GAAP financial statements.

ASU 2016-15

On August 2016, the FASB issued the Accounting Standard Update No. 2016-15 “Statement of Cash Flow — Classification of Certain Cash Receipt and Cash Prepayment”. The amendments in this Update apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. The amendments in this Update provide guidance on the following eight specific cash flow issues: i) Debt prepayment or debt extinguishment costs, ii) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, iii) Contingent Consideration Payments Made after a Business Combination, iv) Proceeds from the Settlement of Insurance Claims, v) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies, vi) Distributions Received from Equity Method Investees, vii) Beneficial Interests in Securitization Transactions and viii) Separately Identifiable Cash Flows and Application of the Predominance Principle .

The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

The Bank is still evaluating the impact of this Update in the U.S. GAAP financial statements.

ASU 2016-18

On November 2016, the FASB issued the Accounting Standard Update No. 2016-18 “Statement of Cash Flow — Restricted Cash”. The amendments in this Update apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

The Bank is still evaluating the impact of this Update in the U.S. GAAP financial statements.

ASU 2017-01

On January 2017, the FASB issued the Accounting Standard Update No. 2017-01 “Business Combinations — Clarifying the definition of a Business”. The amendments in this Update affect all reporting entities that must determine whether they have acquired or sold a business. The amendments in this Update provide a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. The amendments provide a framework to assist entities in evaluating whether both an input and a substantive process are present. The framework includes two sets of criteria to consider that depend on whether a set has outputs. Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the Board has developed more stringent criteria for sets without outputs.

The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

The impact of this Update will not have any significant effect in the present U.S. GAAP financial statements.

ASU 2017-04

In January 2017, the FASB issued the Accounting Standards Update No. 2017-04 “Simplifying the Test for Goodwill Impairment”. The amendments in this Update simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Instead, under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments in this Update are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill.

An entity should apply the amendments in this Update on a prospective basis. A public business entity that is an SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

The Bank considers this ASU will not have any significant effect in the U.S. GAAP disclosures and financial information.

ASU 2017-05

In February 2017, the FASB issued the Accounting Standards Update No. 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets”. The amendments in this Update clarify that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset and add guidance for partial sales of nonfinancial assets. An entity may elect to apply the amendments in this Update

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

either: a) retrospectively to each period presented in the financial statements in accordance with the guidance on accounting changes in paragraphs 250-10-45-5 through 45-

10 (retrospective approach); or b) retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption (modified retrospective approach).

The amendments in this Update are effective at the same time as the amendments in Update 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

The Bank considers this ASU will not have any significant effect in the U.S. GAAP disclosures and financial information.

ASU 2017-11

On July 2017, the FASB issued the Accounting Standard Update No. 2017-11 “Earnings per share, Distinguishing liabilities from equity, derivatives and hedging”. The amendments in this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share (EPS) in accordance with Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features are now subject to the specialized guidance for contingent beneficial conversion features (in Subtopic 470-20, Debt—Debt with Conversion and Other Options), including related EPS guidance (in Topic 260).

The amendments in this Update are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.

The Bank is still evaluating the impact of this Update in the U.S. GAAP financial statements.

ASU 2017-12

In August 2017, the FASB issued an ASU that will improve and simplify accounting rules around hedge accounting. The new standard refines and expands hedge accounting for both financial (e.g., interest rate) and commodity risks. More hedging strategies will be eligible for hedge accounting. These include hedges of the benchmark rate component of the contractual coupon cash flows of fixed-rate assets or liabilities, hedges of the portion of a closed portfolio of prepayable assets not expected to prepay, and partial-term hedges of fixed-rate assets or liabilities (e.g., the first and second years of a five-year bond).

Public business entities, public not-for-profit entities, and financial institutions will have until the end of the first quarter in which a hedge is designated to perform an initial assessment of a hedge’s effectiveness. All other companies will have until their financial statements are available to be issued. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. For cash flow hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income. They will be reclassified to earnings when the hedged item impacts earnings. On the other hand, for fair value

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

hedges, because the change in fair value of the hedged item and the derivative hedging instrument will still be recorded in current earnings, if the hedge is not perfectly effective, there will be an Income Statement impact.

The ASU is effective for public companies in 2019 and private companies in 2020. Early adoption is permitted.

The Bank considers this ASU will not have any significant effect in the U.S. GAAP disclosures and financial information.

34. Subsequent events

Non-subordinated corporate bonds

The following table shows the amount, interest rate and maturity date of each series issued after December 31, 2017:

	Issue date	Maturity date	Annual interest rate
Banco Hipotecario S.A.
Series XLIX (Ps 596,373)	02/14/18	02/14/20	Badlar +3,60%
Series L (UVAS 23.239 miles)	02/14/18	02/14/22	4.90%

BACS Banco de Crédito y Securitización S.A.
Series XVI ($ 500.000)	02/08/18	08/08/19	Badlar +3,68%

Tarshop S.A.
Class XV (Ps. 354,911)	03/28/18	09/28/19	Badlar +4,75%

Dividends payment

The Ordinary General Shareholders' Meeting held on April 9, 2018 approved the financial statements as of December 31, 2017 and the treatment of the results for the year ended on that date. On that date, the following destination of the unallocated results as of December 31, 2017 was established, in accordance with current regulations:

● Legal reserve Ps. 318,688
● Cash dividends Ps. 200,000
● To facultative reserve for future distributions of results Ps.1,074,751

On April 23, 2018, said dividends were made available to shareholders.

Capital increase

At the ordinary shareholders’ meeting held on May 8, 2018, the Bank’s shareholders approved a capital increase of up to an aggregate amount of Ps.900 million to be represented by 900 million Class A, Class B, Class C and Class D shares, par value Ps.1.00 per share, issued in proportion to the existing capital structure, which may be subscribed by the existing shareholders pursuant to their preemptive and accretion rights. Any newly-issued shares that remain unsubscribed after expiration of the period to exercise preemptive and accretion rights will be offered as Class D shares as part of the global offering.

The Board of Directors will establish the issue premium and its method of calculation and the limit to exceed the number of shares of class D of the previous point, in the terms of article 62 of the Capital Markets Law No. 26,831. Additionally, the Board of Directors will set the time, amount and other terms and conditions of the issuance of shares.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Parcial cancellation of Un-subordinated corporate bonds

On June 27, 2018, the bank acquired and has requested the cancellation of the sum of Ps.800,000 in nominal value of the series XL negotiable obligations, issued by the bank on October 12, 2016, within the framework of its Global Program for the issuance of notes for up to US dollars one billion (US$ 1,000,000,000) or its equivalent in pesos.

After the cancellation of VN 800,000,000, the outstanding amount of the Series XL notes is set at Ps.4,878,320

Financial Trust “UVA I”

On April 27, 2018 the Bank issued the trust “Fideicomiso Hipotecario UVA I” with the following balances:

	Class A Debt Securities	Class B Debt Securities	Certificates of Participation	Total
Face value in UVA	8,644,551	5,763,034	4,802,529	19,210,114
Declared Maturity Date	10.30.2024	04.30.2028	05.30.2033