Form 20-F
period 2019-06-30
CRESUD INC
filed 2019-10-31
CIK 1034957

                United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2019

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
Tel +(5411) 4323-7449 – ir@cresud.com.ar
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

☒ Yes ☐ No

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(a) of the Securities Exchange Act of 1934 from their obligations under those Sections

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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
Yes ☐ No ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:
Carolina Zang	David Williams
Jaime Mercado
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Ciudad Autónoma de Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10019

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

Factors that could cause actual results to differ materially and adversely include but are not limited to:

●
changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Brazil, Latin America or Israel or changes in developed, emerging markets or either;

●
changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

●
inflation and deflation;

●
fluctuations in the exchanges rates of the Peso and in the prevailing interest rates;

●
increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

●
current and future government regulation and changes in law or in the interpretation by Argentine courts;

●
price fluctuations in the agricultural and real estate market;

●
political, civil and armed conflicts;

●
adverse legal or regulatory disputes or proceedings;

●
fluctuations and declines in the aggregate principal amount of Argentine public debt outstanding, default of sovereign debt;

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

●
changes on the applicable regulations to currency exchange or transfers;

●
incidents of government corruption that adversely impact the development of our real estate projects.

●
fluctuations and declines in the exchange rate of the Peso, U.S. dollar and the NIS against other currencies;

●
risks related to our investment in Israel; and

●
the risk factors discussed under “Item 3.D. Risk Factors.”

  i

You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” “could,” “target,” “projects,” “contemplates,” “believes,” “potential,” “continue” or similar expressions.Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

As of June 30, 2019, the Company has established two operations centers to manage its global business, which we refer to in this annual report as the “Operation Center in Argentina” and the “Operation Center in Israel.”

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future.

Available information

We file annual and current reports and other information with the United States Securities and Exchange Commission, or “SEC.” You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. Our Internet address is http://www.cresud.com.ar. The information contained on this website does not form part of this annual report form 20-F.

You may obtain a copy of these filings at no cost by writing to us at: Moreno 877, 24th Floor, City of Buenos Aires (C1091AAQ), Argentina or telephoning us at +54 (11) 4814-7800.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report, references to “Cresud,” “Group,” “we,” “us,” “our”, or the “Company” means Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to Cresud and not its subsidiaries.

The terms “Argentine government” and “government” refer to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina (the Argentine Central Bank), the terms “CNV” and “CNV Rules” refers to the Comisión Nacional de Valores (the Argentine National Securities Commission) and the rules issued by the CNV, respectively. In this annual report, when we refer to “Peso,” “Pesos” or “Ps.” we mean Argentine Pesos, the legal currency of Argentina; when we refer to “U.S. dollar,” “U.S. dollars” or “US$” we mean United States dollars, the legal currency of the United States ; when we refer to “NIS” we mean Israeli New Shekel.

Financial Statements

We prepare and maintain our financial books and records in Pesos and in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the CNV Rules. Our fiscal year begins on July 1 and ends on June 30 of each year. This annual report contains our Audited Consolidated Financial Statements as of June 30, 2019 and 2018 and for our fiscal years ended June 30, 2019, 2018 and 2017 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co S.R.L. City of Buenos Aires, Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Functional and Presentation Currency

The information included in the Audited Consolidated Financial Statements has been recorded in the functional currency of the Company. Our functional and presentation currency is the Argentine Peso, and accordingly our Audited Consolidated Financial Statements included in this annual report are presented in Argentine Pesos.

IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information of the financial statements.

In order to conclude that an economy is categorized as hyperinflationary, IAS 29 outlines a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceeds 100%. As of July 1, 2018, Argentina reported a cumulative three-year inflation rate greater than 100% and therefore financial information published as from that date should be adjusted for inflation in accordance with IAS 29. Therefore, the Audited Consolidated Financial Statements and the financial information included in this Annual Report have been stated in terms of the measuring unit current at the end of the reporting year. For more information, see Note 2.1 to our Consolidated Financial Statements.

Effective July 1, 2018, we adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” using the modified retrospective approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning of the fiscal year starting on July 1, 2018, and the comparative figures were consequently not modified. Accordingly, certain comparisons between periods may be affected. See Note 2.2 to our Audited Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Accounting Pronouncements” for a more comprehensive discussion of the effects of the adoption of these new standards.

The Company has established two Operations Centers to manage its global business, mainly through the following companies:

(i)
Corresponds to Company’s associates, which are hence excluded from consolidation.
(ii)
The results for the fiscal year 2018 and 2017 are included in discontinued operations, due to the loss of control in June 2018.
(iii)
Disclosed as financial assets held for sale.
(iv)
Assets and liabilities are disclosed as held for sale and the results as discontinued operations.
(v)
See Note 4 for more information about the change within the Operations Center in Israel.

Financial Information of our Subsidiaries in Israel

IDB Development Corporation Ltd. (“IDBD”) and Discount Investment Corporation (“DIC”), IRSA´s principal subsidiaries in the Operations Center in Israel, report their quarterly and annual results following Israeli regulations, whose filing deadlines fall after the filing deadlines in Argentina. In addition, IDBD and DIC fiscal year ends differ from our fiscal year end, consequently, we consolidate the results of operations from IDBD and DIC on a three-month lag basis adjusted for the effects of any significant transactions taking place within such period. As such, our consolidated statement of income for the year ended June 30, 2019 includes the results of IDBD and DIC for the 12-month period from April 1, 2018 to March 31, 2019, adjusted for the significant transactions that occurred between April 1, 2019 and June 30, 2019.

On June 21, 2018, IRSA´s subsidiary, DIC completed the sale of a 16.56% stake in Shufersal Ltd. (“Shufersal”) to institutional investors, thereby ceasing to have control of Shufersal. We deconsolidated Shufersal as from the date we ceased having control. Additionally, on November 27, 2018, DIC sold 7.5% of the total shares of Shufersal to institutional investors. As a result, DIC’s stake in Shufersal’s decreased to 26.02%.

Currency translations

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

Our functional and presentation currency is the Peso, and accordingly our Financial Statements included in this annual report are presented in Pesos. We have translated some of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise requires, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of Ps.42.463 per US$1.00 for information provided as of June 30, 2019. The average seller exchange rate for the fiscal year 2019, quoted by Banco de la Nación Argentina was Ps.37.9287. The U.S. dollar-equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The seller exchange rate quoted by Banco de la Nación Argentina was Ps.59.7200 per US$1.00 as of October 30, 2019. See “Item 3. Key Information—Local Exchange Market and Exchange Rates.” and “Item 3. Risk Factors— Continuing inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations”.

We have also translated certain NIS amounts into U.S. dollars at the offer exchange rate for June 30, 2019 which was NIS 3.5679=U.S.$1.00. We make no representation that the Peso, NIS or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Item 3 – Key information - Local Exchange Market and Exchange Rates.”

Market share data

Information regarding market share in a specified region or area is based on data compiled by us from internal sources and from publications such as Bloomberg, the International Council of Shopping Centers, the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers), and the INDEC.

Certain measurements

In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report (e.g., gross leasable area of buildings (“GLA” or “gross leasable area”), and size of undeveloped land) are expressed in terms of square meters. One square meter is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 square meters and to approximately 2.47 acres.

As used herein, GLA in the case of shopping malls refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

Rounding adjustments

Certain numbers and percentages included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this annual report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

  v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

This item is not applicable.

Item 2. Offer Statistics and Expected Timetable

This item is not applicable.

Item 3. Key Information

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected financial data as of June 30, 2019 and 2018 and for the years ended June 30, 2019, 2018 and 2017. The selected consolidated statement of income and other comprehensive income and the selected consolidated statement of cash flow data for the years ended June 30, 2019, 2018 and 2017 and the selected consolidated statement of financial position as of June 30, 2019 and 2018, have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Audited Consolidated Financial Statements included elsewhere in this annual report. The summary financial data as of June 2017, 2016 and 2015 and for the years ended June 30, 2016 and 2015 have not been presented as these cannot be provided on a restated basis without unreasonable effort or expense. Financial information as of and for the year ended June 30, 2018 reflect the effect of desconsolidation of Shufersal as from June 21, 2018, date in which the Company ceased having control. Consequently, Shufersal’s results of operations after such date were not consolidated.

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared in accordance with IFRS as of June, 30, 2019 in accordance with IAS 29 "Financial reporting in hyperinflationary economies". See “Presentation of Information – Financial Information” “Presentation of Information – Functional and Presentation Currency” “Risk factors—Risk Related to Argentina—. If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected”, see “Item 5—Operating and Financial Review and Prospects—Results of Operations— Effects of Changes in Inflation” and Note 2 and to the Consolidated Financial Statements.

You should read the information below in conjunction with our Audited Consolidated Financial Statements, including the notes thereto, as well as the sections “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects.”

 We have translated Peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2019, quoted by the Banco de la Nación Argentina, which was Ps.42.463 per US$1.00. The average of the seller exchange rate for the fiscal year 2019, quoted by Banco de la Nación Argentina was Ps.37.9287. We make no representation that these Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “—A.1. Local Exchange Market and Exchange Rates” and “Item 3. Risk Factors— Continuing inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations”.

	For the fiscal year ended June 30,
	2019 (1)	2019	2018	2017
Consolidated Statements of Income and Other Comprehensive Income	in millions ofUS$	in millions of Ps.(except per share data)

Revenues	1,947	82,665	69,286	67,907
Costs	(1,253)	(53,190)	(43,718)	(42,629)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	38	1,613	1,171	177
Changes in the net realizable value of agricultural products after harvest	(1)	(30)	372	(252)
Gross profit	731	31,058	27,111	25,203
Net gain (loss) from fair value adjustment of investment properties	(556)	(23,618)	16,849	(2,868)
Gain from disposal of farmlands	11	465	1,159	441
General and administrative expenses	(207)	(8,770)	(7,849)	(7,980)
Selling expenses	(231)	(9,823)	(9,412)	(9,918)
Other operating results, net	21	881	2,612	(298)
Management fees	-	-	(1,019)	(433)
(Loss) / Profit from operations	(231)	(9,807)	29,451	4,147
Share of loss of associates and joint ventures	(117)	(4,979)	(2,292)	(798)
(Loss) / Profit from operations before financing and taxation	(348)	(14,786)	27,159	3,349
Finance income	34	1,428	1,193	1,314
Finance cost	(412)	(17,486)	(19,274)	(14,858)
Other financial results	97	4,128	(15,453)	9,228
Inflation adjustment	(10)	(431)	(278)	(2,413)
Financial results, net	(291)	(12,361)	(33,812)	(6,729)
Loss before income tax	(639)	(27,147)	(6,653)	(3,380)
Income tax	(43)	(1,830)	5,461	(1,833)
Loss for the year from continuing operations	(682)	(28,977)	(1,192)	(5,213)
Profit from discontinued operations after income tax	11	480	20,377	8,835
(Loss) / Profit for the year	(671)	(28,497)	19,185	3,622

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(43)	(1,806)	12,303	(723)
Share of other comprehensive income / (loss) of associates and joint ventures	11	485	(1,945)	1,964
Revaluation surplus	18	777	221	-
Change in the fair value of hedging instruments net of income taxes	-	13	(28)	288
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans	(1)	(46)	(42)	(18)
Other comprehensive income (loss) for the year from continuing operations	(15)	(577)	10,509	1,511
Other comprehensive income for the year from discontinued operations	-	14	1,170	2,538
Total other comprehensive income (loss) for the year	(15)	(563)	11,679	4,049
Total comprehensive income (loss) for the year	(686)	(29,060)	30,864	7,671
Total comprehensive income (loss) from continuing operations	(698)	(29,554)	9,317	(3,702)
Total comprehensive income from discontinued operations	12	494	21,547	11,373
Total comprehensive income (loss) for the year	(686)	(29,060)	30,864	7,671
Profit (loss) of the year attributable to:
Equity holders of the parent	(441)	(18,749)	4,272	(624)
Non-controlling interest	(230)	(9,748)	14,913	4,246
Profit / (Loss) from continuing operations attributable to:
Equity holders of the parent	(448)	(19,041)	(5,761)	(2,329)
Non-controlling interest	(234)	(9,936)	4,569	(2,884)
Total comprehensive income (loss) attributable to:
Equity holders of the parent	(448)	(18,946)	4,040	1,005
Non-controlling interest	(238)	(10,114)	26,824	6,666

	For the fiscal year ended June 30,
	2019 (1)	2019	2018
Consolidated Statements of Financial Position	in millions ofUS$	in millions of Ps.(except per share data)
ASSETS
Non-current assets
Investment properties	5,520	234,403	254,455
Property, plant and equipment	892	37,857	36,434
Trading properties	129	5,496	10,356
Intangible assets	429	18,204	19,588
Biological assets	30	1,263	1,408
Other assets	1	22	292
Investments in associates and joint ventures	739	31,395	40,715
Deferred income tax assets	13	541	1,827
Income tax and MPIT credits	4	190	703
Restricted assets	75	3,181	3,388
Trade and other receivables	358	15,204	14,202
Investment in financial assets	68	2,889	2,670
Financial assets held for sale	98	4,178	12,116
Derivative financial instruments	3	107	47
Total non-current assets	8,359	354,930	398,201
Current assets
Trading properties	9	366	5,097
Biological assets	63	2,655	1,420
Inventories	106	4,480	3,673
Restricted assets	103	4,381	6,609
Income tax and MPIT credits	9	391	622
Groups of assets held for sale	189	8,045	8,077
Trade and other receivables	632	26,904	26,777
Investment in financial assets	744	31,579	39,880
Financial assets held for sale	275	11,661	6,948
Derivative financial instruments	3	113	241
Cash and cash equivalents	1,471	62,484	60,129
Total current assets	3,604	153,059	159,473
TOTAL ASSETS	11,963	507,989	557,674
SHAREHOLDERS’ EQUITY
Share capital	11	486	482
Treasury shares	-	16	20
Inflation adjustment of share capital and treasury shares	158	6,696	6,696
Share premium	175	7,411	7,411
Additional paid-in capital from treasury shares	2	64	64
Legal reserve	6	260	260
Special reserve	85	3,623	3,623
Other reserves	600	25,493	4,291
Retained earnings	(641)	(27,229)	14,401
Equity attributable to equity holders of the parent	396	16,820	37,248
Non-controlling interest	1,700	72,180	86,213
TOTAL SHAREHOLDERS' EQUITY	2,096	89,000	123,461
LIABILITIES
Non-current liabilities
Borrowings	6,548	278,062	291,640
Deferred income tax liabilities	942	40,016	41,955
Trade and other payables	47	1,980	5,766
Provisions	189	8,031	5,549
Employee benefits	3	132	171
Income tax and minimum presumed income tax liabilities	-	-	-
Derivative financial instruments	24	1,028	62
Payroll and social security liabilities	3	138	118
Total non-current liabilities	7,756	329,387	345,261
Current liabilities
Trade and other payables	532	22,599	28,027
Borrowings	1,325	56,243	49,912
Provisions	41	1,733	1,648
Group of liabilities held for sale	134	5,693	5,045
Payroll and social security liabilities	63	2,660	2,906
Income tax and MPIT liabilities	12	489	926
Derivative financial instruments	4	185	488
Total Current liabilities	2,111	89,602	88,952
TOTAL LIABILITIES	9,867	418,989	434,213
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	11,963	507,989	557,674

	For the fiscal year ended June 30,
	2019	2019	2018	2017
Consolidated Statements of Cash Flows	in millions ofUS$ (1)	in millions of Ps.(except per share data)

Net cash generated from operating activities	421	17,874	16,897	16,547
Net cash generated from / (used in) investing activities	174	7,383	(22,077)	(4,634)
Net cash (used in) / generated from financing activities	(424)	(18,006)	(2,805)	4,244

	For the fiscal year ended June 30,
	2019 (1)	2019	2018
Other Financial Data	in millions ofUS$	in millions of Ps.(except per share data)
Basic net income (loss) per share (2)	(0.903)	(38.336)	8.600
Diluted net income (loss) per share (3)	(0.903)	(38.336)	8.270
Basic net income (loss) per ADS (2)(4)	(9.028)	(383.360)	86.000
Diluted net income (loss) per ADS (3)(4)	(9.028)	(383.360)	82.700
Capital stock	11	502	502
Number of common shares	501,642,804	501,642,804	501,642,804
Weighted – average number of common shares outstanding	489,067,648	489,067,648	496,687,276
Diluted weighted – average number of common shares (5)	508,783,905	508,783,905	516,403,816
Dividends paid (6)	(60)	(2,558)	(3,747)
Dividends per share	(0.12)	(5.23)	(7.54)
Dividends per ADS (4)	(1.23)	(52.30)	(75.44)
Depreciation and amortization	189	8,013	7,192
Capital expenditure	340	14,443	15,912
Working Capital	1,494	63,457	70,521
Gross margin (7)	0.37	0.37	0.38
Operating margin (8)	(0.12)	(0.12)	0.42
Net margin (9)	(0.34)	(0.34)	0.27
Ratio of current assets to current liabilities (10)	1.71	1.71	1.79
Ratio of shareholders’ equity to total liabilities (11)	0.21	0.21	0.28
Ratio of non current assets to total assets (12)	0.70	0.70	0.71
Ratio of “Return on Equity” – ROE (13)	(0.27)	(0.27)	0.17

(1)
Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2019 which was Ps.42.46 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. The seller exchange rate quoted by Banco de la Nación Argentina was Ps.59.7200 per US$1.00 as of October 30, 2019.

(2)	Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period.
(3)
Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming the total conversion of outstanding notes and exercise of outstanding options. Due to the loss for the year 2019, there is no diluted effect on this result.

(4)	Determined by multiplying per share amounts by ten (one ADS equal ten common shares).
(5)	Assuming exercise of all outstanding warrants to purchase our common shares.
(6)	The shareholders’ meeting held in October 2017 approved the distribution of a cash dividend for an amount of Ps.745 million for the fiscal year ended June 30, 2017.
(7)	Gross profit divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(8)	Operating income divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(9)	Net income divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(10)	Current assets over current liabilities.
(11)	Shareholders’ equity over total liabilities.
(12)	Non-current assets over total assets.
(13)	Profitability refers to income for the year divided by average shareholders’ equity.

Local Exchange Market and Exchange Rates

Operations Center in Argentina

A.1. Local Exchange Market and Exchange Rates

In the period from 2001 to 2015, the Argentine government established a series of exchange control measures that restricted the free disposition of funds and the transfer of funds abroad. In 2011, these measures had significantly curtailed access to the foreign exchange market Mercado Único y Libre de Cambios (“MULC”) by both individuals and private sector entities. This made it necessary, among other things, to obtain prior approval from the Banco Central de la República Argentina (the “Central Bank”) to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina. With the change of government and political environment, in December 2015, one of the first measures taken by the Argentine government was to lift the main restrictions that limited access to individuals and legal entities to the MULC. Despite this, as of September 1, 2019, the Argentine government and the Central Bank implemented new exchange controls and restrictions that limited access to individuals and legal entities to the MULC. For more information about exchange controls see, “Item 10. Additional Information—D. Exchange Controls”.

 The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2017	16.5800	14.5100	15.4017	16.5800
June 30, 2018	28.8000	16.7500	19.4388	28.8000
June 30, 2019	45.8700	27.1600	37.8373	42.3630
Month ended:
April 30, 2019	45.8700	41.5200	43.1629	44.0500
May 31, 2019	45.2300	44.3400	44.7773	44.6600
June 30, 2019	44.8300	42.2800	43.6307	42.3630
July 31, 2019	43.8300	41.5000	42.4800	43.7800
August 31, 2019	60.3000	44.2600	52.4914	59.4100
September 30, 2019	57.4900	55.7200	56.3633	57.4900
October (through October 30, 2019)	59.9000	57.5400	58.3865	59.6200
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

Operations Center in Israel

The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of New Israeli Shekels (NIS).

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2017	3.8875	3.4882	3.7387	3.4882
June 30, 2018	3.6573	3.3902	3.5275	3.6573
June 30, 2019	3.7767	3.5597	3.6443	3.5700
Month ended:
April 30, 2019	3.6289	3.5612	3.5943	3.5977
May 31, 2019	3.6300	3.5597	3.5933	3.6246
June 30, 2019	3.6168	3.5700	3.5953	3.5700
July 31, 2019	3.5801	3,4909	3,5449	3,5113
August 31, 2019	3.5420	3,4761	3,5034	3.5343
September 30, 2019	3.5460	3.4763	3.5221	3.4763
October 2019 (through October 30, 2019)	3.5424	3.4803	3.5174	3.5323

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

Risks relating to Argentina

As of the date of this annual report, most of the operations and property of our Operations Center in Argentina are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations in the Operations Center in Argentina are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes to interest rates, changes to government policies, social instability, and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

We depend on macroeconomic and political conditions in Argentina.

Our operations are affected by the prevailing macroeconomic, regulatory, social and political conditions in Argentina. As of the date of this annual report, most of our operations, property and customers of the Operations Center in Argentina are located in Argentina. Our results of operations may be affected by fluctuations in the rate of inflation and in the exchange rate of the peso against other currencies, especially the U.S. dollar, in interest rate variations that impact our cost of capital, changes in government policies, capital controls and other political or economic developments both internationally or in Argentina that affect the country.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative gross domestic growth (“GDP”) growth, high and variable levels of inflation and currency devaluation. The economy has experienced high rates of inflation and GDP growth has been sluggish in the last few years. In July 2019, the monthly economic activity estimator (“EMAE”) informed by the Argentine Statistics and Census Agency (“INDEC”), registered a variation of 0.6% compared to the same month of 2018. Regarding May, it experienced a lower 8.8% level. The survey of market expectations prepared by the Central Bank, called “Relevamiento de Expectativas de Mercado”, estimates an inflation of 54.9% for 2019. Regarding GDP, it is estimated at (2.5%) for 2019 and with expectations that the economic activity will contract 1.1% during 2020. The Argentine economy continues to confront high rates of inflation and has an increasing need for capital investment, with many sectors, particularly the energy sector.

In March 2014, the Argentine Government announced a new method for calculating GDP recommended by the international monetary fund (“IMF”), changing the base year to 2004 from 1993, among other measures. As a result, GDP informed by the INDEC was 2.7% in 2015, (2.1)% in 2016, 2.7% in 2017 and (2.5)% in 2018. Preliminary estimate GDP for the fiscal year of 2019, shows a decrease of (3.7)% compared to the same period of the previous year and the second quarter is 12.8% higher than in the first quarter of 2019. According to the World Economic Outlook report published by the IMF in July 2019, the Argentina’s economy recover in 2020 is now projected to be more modest than the forecasted. According to the IMF, the primary deficit of 2019 is expected to be 0.3% of GDP.

In 2017, the Minister of the Treasury announced fiscal targets for the period 2017-2019 setting a primary deficit target of 4.2% of GDP for 2017, 3.2% for 2018 and 2.2% for 2019. In 2018, Minister of the Treasury lowered the primary deficit target for 2018 to 2.7% of GDP in an effort to achieve a balanced budget by 2019. In June 2018, the Argentine Government entered into a 36-month Stand-By Agreement for US$50,000 million, which was approved by the IMF Executive Board on June 20, 2018. On September 3, 2018, the Ministry of the Treasury adjusted the primary fiscal deficit target to 2.6% of GDP in 2018, a balanced budget in 2019 and a primary fiscal surplus of 1.0% of GDP in 2020. In January 2019, the Minister of the Treasury announced the over-achievement of the goal of the primary fiscal deficit to 2.4% of GDP in 2018.

In September 2018, the Central Bank announced a new monetary policy outline aimed at reducing inflation by adopting the following measures: (i) no increase of the monetary base level; (ii) maintenance of the monetary policy rate at 60% until inflation decelerates; and (iii) implementation of an exchange rate free-floating system with intervention targets for the U.S. dollar to maintain the maximum or minimum levels of the non-intervention zone. Nevertheless, in the last months and after a new depreciation of the peso and rising of inflation, the government started to intervene in the exchange market in order to maintain the exchange rates for the U.S. dollar and increased the monetary policy, regardless of the agreement established in June with the IMF to maintain the monetary base at 0% until December. As a consequence, since September 2018 economic activity was adversely affected by the increase in interest rate in order to counteract the depreciation of the peso. In addition, the financial markets and the economy suffered an additional downturn after the elections in held in Argentina, due to the political uncertainty caused by such elections (for more information, see “––The result of the national elections could generate uncertainty in the Argentine economy and as a result, our business and results of operations could be adversely affected”).As of October 30, 2019, the monetary policy rate was 68.002%. However, from October 2018 through October 2019, the peso depreciated 51% against the U.S. dollar.

In terms of the social environment, the percentage of people below the poverty line was 35.4% for the first semester of 2019 and the unemployment rate was 10.6% for the second quarter of 2019.

A decline in Argentine economic growth or an increase in economic instability could adversely affect our business, financial condition or results of operations. Higher rates of inflation, any decline in GDP growth rates and/or other future economic, social and political developments in Argentina, fluctuations in the rate of exchange of the peso against other currencies, and a decline in consumer confidence or foreign direct investment, among other factors, may materially and adversely affect the development of the Argentine economy which could adversely affect our business, financial condition and results of operations.

We cannot predict the effect that the measures and changes in economic policies, laws and regulations adopted during the last years by Argentine Government  may have on the Argentine economy

During the last administration, several significant changes in economic policies, laws and regulations to the Argentine economy have been adopted and many measures and interventions have been implemented, which are highlighted below:

-
INDEC reforms. The INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms. As a result, in November 2016, the IMF lifted the existing censure on Argentina regarding these data. Since June 2017, the INDEC has been publishing revised CPI figures based on statistical information from 39 cities in Argentina.

-
Agreement with holdout bondholders. The Argentine Government settled claims with substantially all of the holdout bondholders who had not previously participated in Argentina’s sovereign debt restructurings (in terms of claims) and regained access to the international capital markets, issuing several new series of sovereign bonds.

-
Foreign trade reforms. The Argentine Government eliminated export duties on wheat, corn, beef and regional products, and announced a gradual reduction of the duty on soybeans, beans, flour and soybean oil. In addition, export duty on most industrial exports and export duties on mining was eliminated. With respect to payments for imports of goods and services, the Argentine Government established a duty of 12% on the export of goods and services included in MERCOSUR’s Common Nomenclature, setting a limit of the taxable amount.

-
National electricity state of emergency and reforms. Following years of minimal investment in the energy sector, exacerbated by the Argentine Government’s failure to implement tariff increases on electricity and natural gas since the 2001 2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the Argentine Government announced the elimination of a portion of energy subsidies then in effect and implemented a substantial increase in electricity tariffs. As a result, average electricity prices increased substantially and could increase further in the future.

Tax Amnesty Law. In July 2016, the Régimen de Sinceramiento Fiscal, or “Tax Amnesty Law,” was introduced to promote the voluntary disclosure of undeclared assets by Argentine residents. The Tax Amnesty Law allowed Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property prior to March 31, 2017 without facing prosecution for tax evasion or being required to pay past due tax liabilities on those assets, if they could provide evidence that the assets were held as of certain specified cut off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. On April 4, 2017, the Minister of Finance announced that as a result of the Tax Amnesty Law, assets totaling US$116,800 million were declared.

-
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

-
Increase in transportation fares. In January 2019, the Argentine Government announced an increase in public transport fares in the Greater Buenos Aires area effective as of January 12, 2019.

-
Correction of monetary imbalances. The Argentine Government announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the past four years. The Central Bank has increased the use of stabilization policies to reduce excess monetary imbalances and increased peso interest rates to offset inflationary pressure. However, according to the INDEC, cumulative inflation from January to August of 2019 the inflation accumulated was 30% and compared to August 2018, the increased was of 54.5%.

-
Pension system reform. In December 2017, the Argentine Congress enacted the Pension Reform Law which, among other amendments, adjusted the values of pensions and social benefits in accordance with inflation and economic growth. Social security payments are subject to quarterly adjustments each year. 70% of the quarterly adjustment will be based on the CPI published by the INDEC and 30% on the variation in the Remuneración Imponible Promedio de los Trabajadores Estables (an index published by the Ministry of Labor that measures the salary increases of state employees). On March 1, 2019, the Argentine Government announced a 46% increase for universal child allowance and on May 31, 2019 announced an additional increase of 10.74% applicable as of June 2019. The Pension Reform Law also amended the Labor Law to extend the age at which private sector employers may request the retirement of employees to 70 years of age (compared to 65 years under the prior regime). Notwithstanding the foregoing, public sector employees may still request pension benefits from the ages of 65 and 60 for male and female employees, respectively.

-
Tax reform. In December 2017, the Argentine Congress approved the tax reform law. The reform was intended to eliminate certain inefficiencies in the Argentine tax regime, diminish tax evasion, expand the tax base and encourage investment, with the long-term goal of restoring fiscal balance. The main aspects of the tax reform included the following: (i) capital gains on real estate sales by Argentine tax residents (subject to certain exceptions, including a primary residence exemption) acquired after enactment of the tax reform will be subject to a tax of 15%; (ii) gains on currently exempt bank deposits and sales of securities (including sovereign bonds) by Argentine tax residents are subject to a tax of (a) 5% in the case of those denominated in pesos, subject to fixed interest rate and not indexed, and (b) 15% for those denominated in a foreign currency or indexed; (iii) gains on sales of shares listed on a stock exchange remain exempt; (iv) corporate income tax will decline to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, inclusive, and to 25% for fiscal years commencing after January 1, 2020, inclusive; (v) social security contributions will be gradually increased to 19.5% starting in 2022, in lieu of the differential scales currently in effect; and (vi) the percentage of tax on debits and credits that can be credited to income tax will be gradually increased over a five-year period. The tax reform was to be implemented over a period of one to five years (depending on each modification).

-
Corporate Criminal Liability Law. In November 2017, the Argentine Congress approved Law No. 27,401, which establishes a system of criminal liability of corporate entities for criminal offenses against public administration and national and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. Convicted legal persons are subject to various sanctions including a fine of between 1% and 20% of its annual gross revenue and the partial or total suspension of its activities for up to ten years. In addition, the law expands the national criminal jurisdiction to all cases of bribery including those committed outside the Argentine territory by citizens or companies with domicile or headquartered in Argentina. Likewise, through Resolution No. 27/2018, the Ministry of Justice and Human Rights established new integrity guidelines through a “technical guide” for better compliance by companies to the provisions of articles 22 and 23 of Law No. 27,401.

-
Public-Private Participation Law. In November 2016, the Public-Private Participation Law was passed by the Argentine Congress, and has been regulated by Decree No. 118/2017. This new regime seeks to replace existing regulatory frameworks (Decrees No. 1,299/00 and 967/05) and supports the use of public-private partnerships for a wide variety of purposes including the design, construction, extension, improvement, provision, exploitation and/or operation and financing of infrastructure development, provision of public services, provision of productive services, investments, applied research, technological innovation and other associated services. The Public-Private Participation Law also includes protection mechanisms in favor of the private sector (contractors and lenders) in order to promote the development of these partnerships. Nevertheless, in December 2018, the Argentine Government announced that, as a result of the high financing costs of the Public-Private Participation projects, no calls for bids will be made under this Program for the following months. This does not imply the suspension of public works, but rather that financing must be obtained through private entities.

-
Productive Financing Law. In May 2018, the Argentine Congress approved Law No. 27,440 called “Ley de Financiamiento Productivo,” which creates a new financing regime for MiPyMEs and modifies Capital Markets Law, Investment Funds Law No. 24,083 and Negotiable Notes Law, among others, and implements certain tax provisions and regulations for derivative financial instruments.

-
Labor reform bill. In November 2017, the Executive Branch submitted a draft labor and social security reform bill to the Argentine Chamber of Senators, intended to formalize employment, decrease labor litigation, generate employment, increase productivity, protect vulnerable populations and improve worker training. As of the date of this annual report, the draft bill has not been considered by the Argentine Congress.

-
Commercial Loyalty Law. In April 2019, by Decree No. 274/2019 the Argentine Government repealed law No. 22,802 and enacted the new Commercial Loyalty Law. Its main objective will be to avoid abuses of dominant positions or possible monopolistic behavior of large companies. The Argentine Government will have increased powers to sanction unfair or anti-competitive behavior, and to protect Argentine companies, mainly, MiPyMEs.

-
Fiscal consensus and fiscal liability. In December 2017, the Argentine Congress enacted the “Fiscal Pact”, also known as the “Fiscal Consensus.” The Fiscal Consensus includes a commitment to lower distortive taxes by 1.5% of GDP over the next five years, a withdrawal of lawsuits by provincial governments against the Argentine Government and a Ps.21,000 million payment to the Province of Buenos Aires for the year 2018 (which amount shall be increased over the next five years) as a partial and progressive solution to a long-standing conflict related to the Buenos Aires Metropolitan Area Fund (Fondo del Conurbano Bonaerense). The Fiscal Consensus also set the basis for other policy reforms that were implemented in December 2017, such as the tax reform, the pension system reform and the Fiscal Responsibility Law (Ley de Responsabilidad Fiscal).

IMF Stand-By Agreement: In June 2018, the Argentine Government and the IMF announced the agreement that set up the IMF stand-by loan to Argentina for an initial loan of up to US$ 50,000 million dollars for a maximum 3 year-term (“Stand-By Agreement”). This agreement was approved by the IMF Executive Board on June 20, 2018, together with the fiscal and economic plan proposed by Argentina. On June 21, 2018 the IMF made a first disbursement of US$ 15,000 million, with the purpose of making Argentina´s financial, exchange and fiscal stronger. On October 26, 2018, the IMF Executive Board completed the first review of Argentina’s economic performance under the 36 month Stand-By Agreement and granted a second disbursement for US$ 5,631 million. The Executive Board also approved an increase of the Stand-By Agreement which increases disbursements for up to approximately US$ 56,300 million. During December 2018, IMF made a third disbursement of US$ 7,600 million, and on April 2019 made the fourth disbursement of US$ 10,835 million. On June 2019, the Executive Board approved a fifth disbursement of US$ 5,400 million, bringing total disbursements since June to date to approximately US$ 44,100 million. Following these disbursements, Argentina’s foreign currency reserves reached US$ 68,732.2 million. Recent developments have prompted the IMF to withhold the disbursement of funds initially scheduled for September 2019.

-
Measures around the IMF Stand-By Agreement: At the beginning of September 2018, the Argentine Government announced a series of measures in connection with the Stand-By Agreement, with a focus on changes of fiscal policy, aimed at a reduction of public spending and an increase in public revenues, with a goal to achieve zero deficit on 2019. The government also implemented changes in monetary policy, reducing the amount of pesos to be issued, thus easing pressure on the foreign currency market and on inflation. In terms of fiscal policy, the government also reinstated wheat and corn export duties, and a duty for all other exports. The Argentine Government also announced the suspension of the gradual decline of the of the income tax rate and the increase of controls over the informal economy with the objective of expanding the tax base, with a goal to achieve zero deficit in 2019. The government also extended the price control scheme known as “Precios Cuidados” and increased social spending allocated to universal credit programs such as universal child allowance (asignación universal por hijo) by 0.2% of GDP. A reshuffling of ministries also took place, resulting in more than ten ministries being downgraded to state secretariats, the removal of two deputy chiefs of staff, and a freeze on hiring.

-
Budget bill for the fiscal year 2020: In September 2019, the Minister of the Treasury sent to Argentine Congress their estimated projections about next year’s economy as part of the the Public Budget law for the fiscal year 2020. Its main tenets are: (i) 1% surplus of the GDP, an increase in revenue of 47% and an increase in expenditures of 36%; (ii) 34% inflation by December (43% average); (iii) exchange rate of Ps.75 per US$1 in December (Ps.67 average) and; (iv) the trade balance will have a surplus of US$16,100 million this year and is expected to raise to US$17,500 million for 2020.

The result of the primary elections held in August 2019 set off a critical negative shockwave in Argentine financial markets and generated economic instability which resulted in the adoption of several measures:

-
Alliviate measures: On August 14, 2019, in order to palliate the effects of theworsening economic situation, the Argentine Government took the following measures: (i) minimum wage increase of 20% and special deductions for retirees and formal employees, together with an increase in the minimum income amount for federal income taxes, now at Ps.55,376 for single filing status and Ps.70,274 for married filing with children; (ii) a deduction of 50% in taxable fees for self-employed workers; (iii) exemption from employee contributions for salaried employees (with a net salary below Ps.60,000) (personal contributions 11% of the net salary) during September and October with a maximum of Ps.2,000 monthly; (iv) exemption from tax contributions for simplified filers (Monotributistas) during September; (v) increase of Ps.1,000 per child during September and October for beneficiaries of the universal child allowance (asignación universal por hijo); (vi) establishment by AFIP of 10-year moratorium for small- and medium-sized companies (as well as for self-employed workers and simplified filers); (vii) 90-day freeze on gas prices. The fiscal cost of this measures reaches Ps.40,000 million.

-
Rate of 0% on the value-added tax of “basic food basket”: By Decree No. 567/2019 published on the Official Gazette on August 16, 2019, the Argentine Government enacted that the sale of items included in the “basic food basket” (canasta básica de alimentos) would be exempt from value added tax to final consumers. The products that are part of this basic food basket are: sunflower oil, corn and mix, rice, sugar, preserved fruits, vegetables and beans, corn flour, wheat flour, eggs, whole milk, skim milk, bread, breadcrumbs, dry pasta, yerba mate, mate cocido, tea, whole yoghurt and non-fat yoghurt. The exemption will be in place until December 31, 2019.

-
New Minister of the Treasury: By Decree No. 581/2019 the Argentine Government accepted Nicolas Dujovne’s resignation as Minister of the Treasury and on August 20, 2019 appointed Jorge Roberto Hernán Lacunza as new minister.

-
Public debt reprofiling. On August 29, 2019 the Executive Branch publish Decree No. 598/2019, pursuant to which certain exceptional measures were adopted to relieve tension in the financial and foreign exchange markets. The measures consist in (i) extend payment terms for short term local bonds held by institutional investors and by natural persons acquiring the bonds after July 31, 2019 (who will receive the full payments in a term of 3 and 6 months: 15% on the original maturity date, 25% and 60% on the 3rd and 6th month of the original maturity date, respectively); (ii) proposal to the Argentine Congress of a bill to extend maturity dates of other local bonds, with no reduction on capital or interest; (iii) proposal of an extension of the maturity dates of foreign bonds; (iv) start talks with the IMF after fiscal targets are met, in order to reprofile the payment deadlines and dispel any default risks for 2020 and 2023. The government also announced that natural persons invested in mutual funds which held public short-term bonds affected by the measure would have the same rights as natural persons that held these bonds directly.

-
Exchange control restrictions. The Executive Branch reinstated restrictions on the foreign exchange market through the Emergency Decree No. 609/2019, published in the Official Gazette on September 1, 2019, stating that until December 31, 2019, the foreign currency proceeds from the export of goods and services must be transferred and sold in the Argentine foreign exchange market and the purchase of foreign currency in the Argentine foreign exchange market and its transfer abroad will require prior approval, distinguishing between individuals and legal entities, empowering the Central Bank to enact the relevant regulations in connection thereto. See “—Risks relating to Argentina—Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.”

We have no control over the implementation of the reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms will be implemented or that they will be implemented in a manner that will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and our business, financial condition and results of operations. We cannot predict the impact on the economy of these measures taken by the outgoing administration over the short or long term, and we cannot predict or anticipate the effect the maintenance of these measures or the implementation of any new measures on the Argentine economy, or the effects that these may have on the Argentine economy as a whole and in the activities developed by the Company. Either economic liberalization or protectionist policies may be disruptive to the economy and may have an adverse effect on our business, financial condition and results of operations.

In this context, as the date of this annual report, the Argentine economy remains unstable, among others, for the following reasons:

-
a persistent high rate of public spending and substantial fiscal deficit as a percentage of GDP;

-
investments as a percentage of GDP remain low;

-
public debt as a percentage of GDP remains high;

-
inability to pay public debt and reperfilation of debt maturities;

-
the inflation rate remains at high levels;

-
limited access to the international capital markets to obtain financing;

-
agricultural exports, which fueled the economic recovery, have been affected by drought and lower prices than in prior years;

-
fluctuations in international oil prices;

-
the availability of long-term credit to the private sector remains scarce;

-
the current trade deficit is high and could increase;

-
the effects of a restrictive U.S. monetary policy, which could generate an increase in financial costs for Argentina;

-
fluctuations in the Central Bank’s foreign currency reserves;

-
uncertainty with respect to the imposition of exchange and capital controls;

-
exchange controls; and

-
other political, social and economic events abroad that adversely affect the current growth of the Argentine economy.

A further decline in Argentine economic growth or an increase in economic instability could adversely affect our business, financial condition or results of operations. As of the date of this annual report, the impact of the policies and measures adopted by the Argentine Government on the Argentine economy as a whole and on the developer issue sector in particular cannot be predicted. Higher rates of inflation, any decline in GDP growth rates and/or other future economic, social and political developments in Argentina, fluctuations in the rate of exchange of the peso against other currencies, exchange control restrictions, the abrupt fall in the value of sovereign bonds and a decline in consumer confidence or foreign direct investment, among other factors, may materially and adversely affect the development of the Argentine economy which could adversely affect our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

Historically, high rates of inflation have undermined the Argentine economy and the Argentine Government’s ability to foster conditions for stable growth. High rates of inflation may also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition and results of operations.

According to the INDEC, the CPI increased 24.8% in 2017 and 47.6% in 2018. Regarding to the first nine months of the year 2019, there is a significant decrease with respect to inflation levels of 2018, registering rates of 2.9%, 3.8%, 4.7%, 3.4%, 3.1%, 2.7%, 2.2%, 4% and 5.9% in January, February, March, April, May, June, July, August and September 2019, respectively. Inter-annual inflation at September 2019, compared to the same month of 2018, was 53.5%.

High rates of inflation would also adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of any depreciation of the peso on the export-oriented sectors of the Argentine economy would decrease the level of economic activity in the country. In turn, a portion of the Argentine Government’s outstanding debt is adjusted by the Coeficiente de Estabilización de Referencia (“CER”), a currency index tied to inflation. Therefore, any significant increase in inflation would generate an increase in Argentina’s debt measured in pesos and, consequently, its financial obligations. In addition, if the Central Bank drops out the target of zero growth of the monetary base and validate the rise in prices, it could determine a possible start of a hyperinflationary process.

We cannot assure you that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine Government to control inflation will be effective or successful. Inflation remains a significant challenge for Argentina. Significant inflation could have an adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations. See “—Risks relating to Argentina—We depend on macroeconomic and political conditions in Argentina.”

We cannot assure that certain alliviate measures adopted by the Argentina Government will be effective to control inflation.

In recent years, the Argentine Government has taken certain measures to contain inflation, such as implementing a fair price program that requires supermarkets to offer certain products at a government-determined price, and agreements with workers’ unions to implement salary increases. Additionally, the Argentine Government enacted Law No. 26,991 (the “Supply Law”), which empowers it to intervene in certain markets when it considers that any market participant is trying to impose prices or supply restrictions. The Supply Law provides among others pecuniary sanctions, suspension, seizure of operations, and confiscation of goods. On September 3, 2018, the Argentine Government strengthened even more the “precios cuidados” program and included more basic products and more distribution places throughout the country. In addition, the Undersecretariat of Domestic Trade extended, until April 30, 2019, the effectiveness of the Program to Promote Consumption and the Production of Goods and Services, entitled “AHORA 12,” created by Resolution No. 671/2014 of the Ministry of Economy, the purpose of which is to encourage the demand of goods and services, by granting term credit facilities to users and consumers, for the purchase of goods and services of several sectors of the economy at national level. On April 17, 2019, the Argentine Government announced a package of economic measures to mitigate the effects of inflation that includes: (i) an agreement with several companies in order to maintain the prices of 60 products of the basic basket for six months, (ii) discounts of between 10% and 25% in supermarkets, clothing, lighting, travel and tourism, appliances, white goods and construction materials for people who receive benefits from ANSES, (iii) discounts up to 70% on medicines for universal child allowance beneficiaries, and (iv) a new payment plan to regularize overdue tax debts, with a lower rate and a longer term to cancel them.

After the end of the “precios cuidados” program on September 7, 2019, the Argentine Government announced on September 10, 2019 the renewal of the program until January 7, 2020. This renewal include 553 products (10 more than the last one) and an average increase of 4.66%.

We cannot assure you that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine Government to control inflation will be effective or successful. Inflation remains a challenge for Argentina. Significant inflation could have an adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations. See “—Risks relating to Argentina—We depend on macroeconomic and political conditions in Argentina.”

As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operation and financial condition

As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements by applying inflationary adjustments to our financial statements, which could adversely affect our results of operation and financial condition.

Pursuant to IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies that prepare financial statements pursuant to IFRS and use the Peso as their functional currency are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, were prohibited by Law No. 23,928. Additionally, Decree No. 664/03, issued by the Argentine Government (“Decree 664”), instructed regulatory authorities, such as the Public Registries of Commerce, the Superintendence of Corporations of the City of Buenos Aires and the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”), to accept only financial statements that comply with the prohibitions set forth by Law No. 23,928. However, on December 4, 2018, Law No. 27,468 (“Law 27,468”) has derogated the Decree 664 and the amended Law No. 23,928 indicating that the prohibition of indexation no longer applies to the financial statements. Some regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018 that are submitted to them should be restated for inflation in accordance IAS 29. However, for purposes of determination of the indexation for tax purposes, Law No. 27,468 substituted the WPI for the CPI, and modified the standards for triggering the tax indexation procedure.

During the first three years as from January 1, 2018, the tax indexation will be applicable if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The tax indexation determined during any such year will be allocated as follows: 1/3 in that same year, and the remaining 2/3 in equal parts in the following two years. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.

We cannot predict the future impact that the eventual application of tax indexation and related inflation adjustments described above will have on our financial statements or their effects on our business, results of operations and financial condition.

We cannot assure that the accuracy of Argentina’s official inflation statistics will comply with international standards.

In January 2007, the INDEC modified its methodology to calculate the CPI. At the time that the INDEC adopted this change in methodology, the Argentine Government replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. The IMF requested Argentina to clarify the INDEC methodology used to calculate inflation rates several times.

On November 23, 2010, the Argentine Government began consulting with the IMF for technical assistance in order to prepare new CPI information with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started collaborating with the INDEC in order to create such an index. Notwithstanding such efforts, subsequently published reports by the IMF stated that its staff delivered alternative measures of inflation for macroeconomic surveillance, including information produced by private sources, and asserted that such measures resulted in inflation rates considerably higher than those published by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of data used by the INDEC. In a meeting held on February 1, 2013, the IMF Executive Board emphasized that the progress in implementing remedial measures since September 2012 had been insufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data immediately.

In order to address the quality of official data, a new consumer price index (the “IPCNu”), was enacted on February 13, 2014. Inflation as measured by the IPCNu was 23.9% in 2014, 31.6% in 2015 and 31.4% in 2016. The IPCNu represents the first national indicator in Argentina to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires area, the IPCNu is calculated by measuring prices of goods in the main urban centers of the 23 provinces of Argentina and the Autonomous City of Buenos Aires. On December 15, 2014, the IMF recognized the evolution of Argentine authorities to remedy the provision of data, but delayed the definitive evaluation of the new price index.

On January 8, 2016, based on its determination that the INDEC historically failed to issue reliable statistical information, the Macri administration issued an emergency decree and suspended the publication of statistical information. The INDEC suspended all publications of statistical information until the process of technical reorganization was completed and the administrative structure of the INDEC was recomposed. At the end of this process of reorganization and recovery, the INDEC gradually began to publish official information. The INDEC recalculated historical GDP and the review of measurements showed that the GDP increased 2.4% in 2013, contracted 2.5% in 2014, increased 2.7% in 2015, and contracted 1.8% in 2016.

On November 9, 2016, the IMF, after analyzing the progress made with respect to the accuracy of official statistics regarding the CPI, decided to lift the censorship imposed in 2013, and determined that the Argentine CPI currently complies with international standards. However, we cannot assure you that such inaccuracy regarding official economic indicators will not recur. If despite the changes introduced in the INDEC by the Macri administration these differences between the figures published by the INDEC and those registered by private consultants persist, there could be a significant loss of confidence in the Argentine economy, which could adversely affect our business, financial condition and results of operations.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Argentine Government has substantially increased public spending. In 2015, government spending increased by 34.4% as compared to 2014, resulting in a primary fiscal deficit of 3.8% of GDP. In 2016, government spending increased by 42.8% as compared to 2015, resulting in a primary fiscal deficit of 4.2% of 2016 GDP. In 2017, government spending increased by 25.9% as compared to 2016, resulting in a primary fiscal deficit of 3.8% of 2017 GDP. In 2018, government spending increased by 13.1% as compared to 2017 resulting in a primary fiscal deficit of 2,4% of 2018 GDP, but meanwhile the primary fiscal deficit decrease compared to 2017, the financial deficit (interest rates of the international debt with IMF) increased to 2,8% resulting in a total deficit of 5,2% for the year 2018. If government spending continues to outpace fiscal revenues, the fiscal deficit is likely to increase and past sources of funding to address such deficit may be required to be utilized.

The Argentine Government’s ability to access the long-term financial markets to finance such deficit is limited given the high levels of public sector indebtedness. The inability to access the capital markets to fund its deficit or the use of other sources of financing may have a negative impact on the economy and, in addition , could limit the access to such capital markets for Argentine companies, which could adversely affect our business, financial condition and results of operations.

Any such increasing deficit could have a negative effect on the Argentine Government’s ability to access the long-term financial markets, and in turn, could limit the access to such markets for Argentine companies, which could adversely affect our business, financial condition and results of operations.

Argentina’s ability to obtain financing in the international capital markets is limited, which may impair its ability to implement reforms and public policies and foster economic growth.

Argentina’s 2001 default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited Argentina’s ability to access international capital markets. In 2005, Argentina completed the restructuring of a substantial portion of its defaulted sovereign indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of the principal amount of the defaulted bonds outstanding that were not swapped in the 2005 restructuring. As a result of the 2005 and 2010 debt swaps, Argentina has restructured approximately 92.1% of its defaulted debt that was eligible for restructuring (the “Debt Exchanges”). Holdout creditors that had declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan.

As a result of the litigation filed by holdout bondholders and their related efforts to attach Argentina’s sovereign property located in the United States and other jurisdictions, Argentina’s ability to access the international capital markets was severely limited. In February 2016, the Argentine Government agreed with a group of Italian bondholders to pay in cash the total principal amount of debt owed to such holders. In mid-2016, the Argentine Government emerged from default and paid US$ 900 million to the approximately 50,000 Italian bondholders who owned government securities with defaulted payments part due.

During February 2016, U.S. federal court special master Daniel Pollack ratified an agreement between the Argentine Government and the holdout creditors led by Elliot Management, Aurelius Capital, Davidson Kempner and Bracebridge Capital, providing for a US$4.65 billion payment in respect of defaulted sovereign bonds, representing a 25% discount to the total amount of principal and interest due on the defaulted bonds, as well as attorney fees and expenses incurred. This agreement stipulated that the terms of the settlement be approved by the Argentine Congress, and that Law No. 26,017 (the “Padlock Law”) and Law No. 26.984 (the “Sovereign Payment Law”) be repealed.

In March 2016, the Argentine Government submitted a bill to the Argentine Congress seeking authorization to consummate the settlement, which was approved on April 1, 2016, by enactment of Law No. 27,249 pursuant to which, the Argentine Government was authorized to pay in cash up to US$11.6 billion to the holdout bondholders. The proceeds for such payment were raised through an issuance of sovereign debt in the international capital markets. Among other provisions, the new law repealed the Padlock Law and Sovereign Payment Law.

At the beginning of April 2016, special master Daniel Pollack announced that the Argentine Government had reached agreements with additional holdout bondholders. As a result, the Argentine Government has reached agreements with nearly 90% of the debt holders that did not participate in the 2005 and 2010 bond exchange transactions. On April 13, 2016, the Court of Appeals lifted the restrictions on Argentina to fulfill its debt obligations. In April 2016, the Argentine Government issued US$16.4 billion principal amount of bonds. On April 22, 2016, the Argentine Government paid amounts due under the agreement and the U.S. courts removed all previously issued sanctions and injunctions. From December 31, 2015 to September 30, 2018, Argentina’s sovereign debt increased by US$66,991 million, according to the Ministry of Treasury.

In February 2019, the Argentine Government announced that it had agreed with creditors of Japanese bonds for US$26 million, whose securities had been issued between 1996 and 2000 and that went into default in 2001.

After the primary elections results of August 2019, the international markets casted doubt on Argentina’s debt sustainability. In view of this, the country risk indicator raised to 2,200 points topping a depreciation of bonds prices. Also, on August 29, 2019 by Decree No. 596/2019 the Argentine Government announced a debt reprofiling which consisted in (i) an extension on the payment term for short term local bonds, only for institutional investors that will receive the full payments in a term of 3 and 6 months (15% on original maturity date, 25% and 60% at 3rd and 6th month of the original maturity date, respectively) and not for natural persons who acquired the bonds before July 31, 2019, that will receive full payments on the maturity date; (ii) proposal to Argentine Congress of a bill to extend maturity dates of others local bonds, without reduction on the capital or interest; (iii) propose an extension of the maturity dates of foreign bonds; (iv) after achieving fiscal goals, to start talks with the IMF in order to reprofile the deadlines to dispel the default risk on 2020 and 2023. Because of all mentioned above, Argentina`s may be able to access the international capital markets over the next years.

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

Foreign shareholders of companies operating in Argentina have initiated proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.

In response to the emergency measures implemented by the Argentine Government during the 2001 2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes (“ICSID”), against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time.

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”), and under the rules of the International Chamber of Commerce (“ICC”). As of the date of this annual report, it is not certain that Argentina will prevail in having any or all of these cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled. Ongoing claims before the ICSID tribunal and other arbitral tribunals could lead to new awards against Argentina, which could have an adverse effect on our capacity to access to financing or the international capital markets.

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

A key component of the Central Bank Charter amendment relates to the use of international reserves. Pursuant to this amendment, Central Bank reserves may be made available to the Argentine Government for the repayment of debt or to finance public expenditures. During 2013, U.S. dollar reserves held at the Central Bank decreased to US$30.6 billion from US$43.3 billion in 2012, while during 2014 reserves increased slightly to US$31.4 billion. The Central Bank’s foreign currency reserves were US$25.6 billion as of December 31, 2015, US$39.3 billion as of December 30, 2016, US$55.1 billion as of December 29, 2017, US$65.8 billion as of December 28, 2018 and US$67.8 billion as of July, 2019.

During the last months, Central Bank reserves registered an abrupt fall mainly due to U.S. Dollars sales by the Central Bank and the National Treasury to the private sector; cancellation of public debt; and outflow of dollar deposits from the private sector. As a consequence, there is a reduction of loans denominated in U.S. Dollars and there is low liquidity of U.S. Dollars in the market. If this trend continues, the financial banking system could result affected.

The Argentine Government’s use of Central Bank reserves to repay debt or to finance public expenditures may make the Argentine economy more vulnerable to higher rates of inflation or external shocks, which could adversely affect our business, financial condition and results of operations.

Significant fluctuation in the value of the peso may adversely affect the Argentine economy as well as our financial performance.

The depreciation of the peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt obligations, initially resulting in high rates of inflation and significantly reduced real wages, which has had a negative impact on businesses that depend on domestic demand, such as utilities and the financial industry, and has adversely affected the Argentine Government’s ability to honor its foreign currency-denominated debt obligations.

In 2015, the U.S. dollar to peso exchange rate increased 53% as compared to 2014. In 2016, the U.S. dollar to peso exchange rate increased 22% as compared to 2015. In 2017, the U.S. dollar to peso exchange rate increased 18% as compared to 2016. In 2018, the U.S. dollar to peso exchange rate increased 104% as compared to 2017. In 2019, the U.S. dollar to peso exchange rate increased 52% in the first nine months of 2019.

As a result of the significant depreciation of the peso vis-à-vis the U.S. dollar, on August, 2019, the Central Bank increased the peso monetary policy rate to 74.9% in order to attract investments in this currency. As of October 30, 2019, the monetary policy rate was 68.002%. This high interest rate resulted in a reduction in new loan origination and increased the reimbursement rate of existing loans, which would adversely affect our business, financial condition and results of operations.

Furthermore, high interest rates in pesos may not be sustainable in the medium to long term, which would affect the economic activity due to a reduction in consumption.

As a consequence of the new exchange control regulation established by the Central Bank through Communication “A” 6770 and Decree No. 609/2019 by the Executive Branch, and due the measures that limited the access to exchange market by companies and individuals, other types of dollars emerged in the exchange market, such as “dólar contado con liquidación” and “dólar mercado electrónico de pago o dólar bolsa”. In that sense, as of 30 of October 2019, according to Communication “A” 3500 of the Central Bank, the exchange rate was Ps.59.5833 for each U.S. dollar. In the case of the “dólar contado con liquidación” it was Ps.78.0000 for each U.S. dollar, and for “dólar mercado electrónico de pago o dólar bolsa” it was Ps.74.9000 for each U.S. dollar.

A significant further depreciation of the peso against the U.S. dollar could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential depreciation could also adversely affect the Argentine Government’s capacity to honor its foreign currency-denominated debt, which could affect our capacity to meet obligations denominated in a foreign currency which, in turn, could have an adverse effect on our business, financial condition and results of operations. Any further depreciation of the peso or the implementation of exchange control measures, which could limit our ability to hedge against the risk of our exposure to the U.S. dollar, could adversely affect our business, financial condition and results of operations.

An appreciation of the peso against the U.S. dollar would negatively impact the financial condition of entities whose foreign currency-denominated assets exceed their foreign currency-denominated liabilities. In addition, in the short-term, a significant real appreciation of the peso would adversely affect exports and could result in a slowdown in economic growth. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. As a result, the appreciation of the peso against the U.S. dollar could also have an adverse effect on the Argentine economy and, in turn, our business, financial condition and results of operations.

Certain measures that may be taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.

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

In November 2008, the Argentine Government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”). In April 2012, the Argentine Government nationalized YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,714 and Decree No. 1,277/2012. In February 2014, the Argentine Government and Repsol S.A. (the former principal shareholder of YPF S.A.) announced that they had reached an agreement on the compensation payable to Repsol S.A. for the expropriation of its shares in YPF S.A. of US$5 billion payable in Argentine sovereign bonds with various maturities. On April 23, 2014, the agreement with Repsol S.A. was approved by the Argentine Congress and on May 8, 2014, Repsol S.A. received the relevant payment in Argentine Government bonds. On July 10, 2018, the United States Court of Appeals for the Second Circuit affirmed a U.S. federal trial court decision, finding that Burford Capital Ltd.’s claim for more than US$3 billion in damages against the Argentine Government in connection with the nationalization of YPF S.A. is subject to the jurisdiction of the U.S. federal courts. Burford Capital Ltd.’s claim has been referred to the trial court for substantive proceedings.

On May 21, 2019, the United States government expressed to the Supreme Court of that country its non-binding opinion against Argentina's request to bring the lawsuit for the nationalization of YPF S.A. to the Argentine courts. On June 3, 2019, the Argentine Government together with YPF S.A. submitted to the United States Supreme Court a supplementary brief in response to the non-binding opinion of the United States government, and it is expected that during the month of June 2019 the United States Supreme Court will confirm whether it will have jurisdiction over the case. In such a case, the trial would begin formally in the lower court of the Southern District of Manhattan under Judge Loretta Preska.

In that regard, Judge Loretta Preska summoned for July 11, 2019 the representatives of Argentina and the plaintiffs of Burford Capital Ltd and Eaton Park to a hearing to present their arguments to defend their positions in the case by the way in which that the country nationalized YPF S.A. in 2012 without making the mandatory takeover of the Company Statute.

Recently, Judge Loretta Preska froze all actions, remedies and requests within the case until deciding whether or not to make the request by the defendant that the conflict be resolved in Argentina.

Consequently, a four-point agenda was set in the American courts: (i) the defendants must present their arguments to found the forum non convenient on August 30; (ii) the plaintiffs must answer on October 30, 2019; (iii) the defendants will submit their responses to the oppositions on November 29, 2019; and (iv) all other deadlines and procedures in the actions will remain on hold until resolution.

On the other hand, on May 30, 2019, the denial by the arbitration tribunal of the World Bank (“ICSID”), of the request for annulment of the arbitration award requested in 2017 by the Argentine State, through which the National State was bound to compensate the Burford Capital Ltd. fund for the expropriation in 2008 of Aerolineas Argentinas to the Marsans group for the sum of US$ 320.7 million. From the Office of the Nation they warn that an additional instance exists to present a last resource of revision.

The litigation originated due to the expropriation of Aerolineas Argentinas through Decree No. 2347, without agreement on the valuation of the company. The Court of Appraisal of the Nation considered that it was broken and therefore was valued at - 832 million U.S. dollars, while the Spanish consortium claimed 600 million U.S. dollars.

Furthermore, on May 18, 2015, we were notified that the State-owned Property Administration Office (Agencia de Administración de Bienes del Estado, “AABE”), revoked the concession agreement granted to IRSA CP’s subsidiary, Arcos del Gourmet S.A, through Resolution N° 170/2014. On June 2, 2015, we filed before the AABE a petition to declare the notification void, as certain formal proceedings required under Argentine law have not been complied with by the AABE. Furthermore, we filed an administrative appeal in order to request the dismissal of the revocation of the concession agreement and an action to declare the nullity of Resolution No. 170/2014. We also file an action to pay the property’s monthly fee in court. As of the date of this annual report, the “Distrito Arcos” shopping mall continues to operate normally.

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

We cannot assure you that these or similar and other measures to be adopted by the Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new tax policies, modification of laws, regulations and policies that affect foreign trade, investment, among others, will not have an adverse effect on the Argentine economy and, as a consequence, adversely affect our business, financial condition and our results of operations.

The result of the national elections could generate uncertainty in the Argentine economy and as a result, our business and results of operations could be adversely affected.

Argentine presidential, congressional and certain municipal and provincial government elections were held in October 2019 and Alberto Fernandez resulted elected President. Mr. Fernandez is set to take office on December 10, 2019. Moreover, as a result, as of December 10, 2019, the Argentine Congress will be composed as follows: the Frente para Todos will command a majority in the Senatewith 38 seats and the fisrt minority will be Juntos por el Cambio with 28 seats; Juntos por el Cambio will command the first minority in the Chamber of Deputies with 38 seats and the second minority will be Frente para Todos with 28 seats.It is uncertain how the transition will unfold between the current administration and the new Argentine Government and what changes in policy or regulation the new administration will make and whether these may adversely affect the Argentine economy. The President of Argentina and the Argentine Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, any new policies introduced by the new president may affect our results of operations or financial condition. We can offer no assurances that the policies that may be implemented by the Argentine Government after taking office will not adversely affect our business, financial condition or results of operations.

The Argentine Government may mandate salary increases for private sector employees, which would increase our operating costs.

In the past, the Argentine Government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors experienced significant pressure. On August 30, 2019, the Ministry of Production and Labor issued Resolution No. 6/2019 through which the minimum monthly salary for all workers included in the Labor Contract Regime of the Public Administration was updated National and of all the entities and organizations of the Argentine Government. It is set at Ps.14,125 monthly as of August 1, 2019, Ps.15.625 as of September 1, 2019, and Ps.16.875 as of October 1, 2019 for all workers monthly payments that meet the full legal working day. Also, the amounts corresponding to the minimum and maximum unemployment benefit are increased, set for those dates, at: Ps.3,285.51 and Ps.5,256.83 (August); Ps.3,634.41 and Ps.5,815.08 (September); and Ps.3,925.17 and Ps.6,280.28 (October), respectively. Likewise, the Argentine Government through Decree No. 610/2019 ratified the entry into force of the amounts set for the minimum monthly salary and the unemployment benefit by Resolution No. 6/2019.

On September 26, 2019, the Argentine Government issued Decree No. 665/2019, which sets forth a onetime extraordinary payment by employers of Ps.5,000 for all workers in the private sector, payable in October.

It is possible that the Argentine Government could adopt measures mandating further salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

Property values in U.S dollars in Argentina could decline significantly.

Property values in U.S. dollars are influenced by multiple factors that are beyond our control, such as a decrease in the demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect the value in U.S. dollars of real estate properties. We cannot assure you that property values in U.S. dollars will increase or that they will not be reduced. All of the properties we own are located in Argentina. As a result, a reduction in the value in U.S. dollars of properties in Argentina could materially affect our business and our financial statements due to the valuation of our investment properties at fair market value in U.S. dollars.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.

According to Argentine practices, the Argentine government may impose restrictions on the exchange of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Argentina in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, among them, restrictions relating to the repatriation of certain funds collected in Argentina by non-residents. Notwithstanding the above, for many years, and as a consequence of a decrease in availability of U.S. dollars in Argentina, the previous Argentine government imposed informal restrictions on certain local companies and individuals for purchasing foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened thereafter. As a result of these informal restrictions, local residents and companies were prevented from purchasing foreign currency through the MULC for the purpose of making payments abroad, such as dividends, capital reductions, and payment for imports of goods and services.

Such restrictions and other foreign exchange control measures were lifted by the administration of President Macri, moving towards opening Argentina’s foreign exchange market. In this sense, on December 17, 2015, Communication “A” 5850 of the Central Bank reestablished the possibility for non residents to repatriate their investment capital and Communication “A” 6037 of the Central Bank defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that impair residents and non residents to have access to the foreign exchange market.

However, in response to the financial crisis that Argentina is currently undergoing, which has been influenced by the results in the primary elections results, the Executive Branch and the Central Bank have issued a series of measures regarding foreign exchange markets with the purpose of stabilizing the market.

As part of such measures, the Executive Branch reinstated restrictions on the foreign exchange market through the Emergency Decree No. 609/2019, published in the Official Gazette on September 1, 2019, stating that until December 31, 2019, the foreign currency proceeds from the export of goods and services must be transferred and sold in the Argentine foreign exchange market and the purchase of foreign currency in the Argentine foreign exchange market and its transfer abroad will require prior approval, distinguishing between individuals and legal entities, empowering the Central Bank to enact the relevant regulations in connection thereto.

Therefore, pursuant to the provisions of the Emergency Decree No. 609/2019, the Central Bank issued Communication “A” 6770, as amended and complemented by Communications A 6776, 6780, 6782 and 6788, among others. Those regulations amended foreign exchange regulations by imposing certain restrictions (which will be in force between September 1. 2019 and December 31, 2019) such as, prior approval of the Central Bank (i) to the payment of dividends and (ii) to the access to foreign exchange markets for non-residents, whenever the amount involved exceeds the equivalent of US$ 100 on a monthly basis in the aggregate of institutions authorized to operate in foreign exchange and regarding any kind of transaction, including but not limited to repatriation of their investments in Argentina or remittance abroad of the proceeds or dividends derived from their investments in Argentina; (iii) to constitute external assets, remit family aid and the formation of guarantees and operational payments related to derivative transactions, for resident natural persons, in case the total amount of the above-mentioned transactions exceeds the equivalent of US$ 200 per month in all entities licensed to operate in foreign exchange market of which only up to US$ 100 may be acquired in cash, otherwise, the transaction shall be carried out by debit to local accounts.

Notwithstanding the fact that the new foreign exchange control restrictions have an express period of application (between September 1. 2019 and December 31, 2019), no assurance can be given that the application of such restrictions will continue to be enforced thereafter or that in the future, the Argentine government or the Central Bank may impose additional restrictions to the payment of dividends abroad, on capital transfers and establish additional requirements. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Furthermore, any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our GDSs in U.S. dollars

We cannot assure you that future restrictions or regulations adopted by the Argentine government, such as the Rural Land Law and its application, will not have a material adverse effect on our operations, if our access to the acquisition or holding of our actual or future properties is limited.

On December 22, 2011, the Argentine Congress passed the Rural Land Law in order to protect the ownership and sovereignty of certain rural areas of Argentina (the “Rural Land Law”). The Rural Land Law sets limits on the ownership of rural land by foreign individuals or legal entities acting in Argentina (“Foreign Persons”), setting a maximum allowable percentage ownership for foreigners of 15%. Additionally, only 30% of the aforementioned 15% may be held by Foreign Persons of the same nationality, and from the date of enactment of the Rural Land Act, a Foreign Person may not own more than 1,000 hectares of rural land in total throughout Argentine territory. The Rural Land Law states that it will not affect any rights previously acquired by Foreign Persons.

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

Exchange controls and restrictions on transfers abroad and capital inflow restrictions limit the availability of international credit.

The new exchange controls measures that restrict foreign exchange inflows and outflows of capital recently approved, establish as a requirement for the repayment of foreign indebtedness, the inflow of the foreign currency disbursed thereunder and its settlement in the MULC. This measure increases the cost of obtaining foreign funds and limits access to such financing.

The Argentine government may prorogated the current foreign exchange restrictions or may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained. For more information, please see “Item 10. Additional Information—D. Exchange Controls.”

Restrictions to collect capital and interest payments regarding corporate bonds issued by Argentine issuers.

Pursuant to the recent measures approved by the Argentine governmental relevant authorities that reinstated restrictions on the foreign exchange market regarding the ability to make payments abroad, payments of capital and interests under corporate bonds, issued by Argentine private issuers under Argentine law or other foreign law, may be subject to delay in collection by non-resident investors or other type of restrictions in connection thereto. In this regard, we suggest to consult with the corresponding custodian banks about the exchange regulations applicable. No assurance can be given that payments to non-resident investors will not suffer delays or be subject to any additional restrictions, under the current foreign exchange market regulations or future regulations that may be enacted.

The Argentine economy could be adversely affected by economic developments in other global markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and financial conditions in other global markets. The international scenario shows contradictory signals of global growth, as well as high financial and exchange uncertainty. Although such conditions may vary from country to country, investor reactions to events occurring in one country may affect capital flows to issuers in other countries, and consequently affect the trading prices of their securities. Decreased capital inflows and lower prices in the securities market of a country may have an adverse effect on the real economy of those countries in the form of higher interest rates and foreign exchange volatility.

During periods of uncertainty in international markets, investors generally choose to invest in high-quality assets over emerging market assets. This has caused an adverse impact on the Argentine economy and could continue to adversely affect the country’s economy in the near future. On June 20, 2018, MSCI Inc., a leading provider of indexes and portfolio construction and risk management tools and services for global investors (“MSCI”), reclassified and promoted Argentina to emerging markets status after being dropped to frontier status in May 2009.

On February 19, 2019, MSCI ratified the reclassification and promotion of Argentina to emerging market status, but maintained it as a frontier market in a second index that mixes by categories. The MSCI decision is due to the fact that, although the GDP per capita of 2017 for Argentina, based on the latest data from the World Bank, is higher than the threshold for the high income categories, the latest market developments in Argentina, including a devaluation of the currency, which is particularly significant, makes it necessary to review the market’s eligibility based on GPD per capita of 2018, which is not yet available. In May 2019, MSCI included Argentine in the emerging markets category.

After the announcement of exchange foreign and capital controls on September 1st, 2019 MSCI, started to consult of the replicability and the classification of the MSCI Argentina’s rates. For this, the firm will ask for opinions of different market participants until December 13 of this year and based of this answers will decide if the current calcification is modified or not. The announce of results will be on December 31.

However, MSCI will continue to restrict the inclusion in the index to only foreign listings of Argentinian companies, such as American Depositary Receipts, as the feedback from international institutional investors stated that higher liquidity across the domestic market is needed before considering a shift from offshore to onshore listings. MSCI will reevaluate this decision as liquidity conditions on the ByMA continue to improve.

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

Furthermore, the outflow of resources to emerging markets also affected Argentina resulting in a deterioration of its risk country which reached 2206 basis points on October 29, 2019, according to J.P. Morgan EMBI+ Index, thus deteriorating to obtain new external financing.

On November 7, 2018, Fitch Ratings revised Argentina’s rating outlook from stable to “B” (negative). According to Fitch Ratings, Argentina’s B rating reflects high inflation and economic volatility that have persisted despite efforts to tighten policies in recent years, a weak external liquidity position, and a heavy and highly dollarized sovereign debt burden. On august 16, 2019 Fitch Ratings renews Argentina's perspective, including the issuer default rating of exchange currency to “CCC” from “B”. The rating agency indicated in the inform that the decrease of the calcifications is because an increase of the politic uncertainty after the primary elections of August 11, 2019. A strong induration of the financial conditions and a expected of deterioration of the macroeconomic environment that increase the chances of an sovereign breach or a restructuring of some kind.

These weaknesses are balanced by high per-capita income, a large and diversified economy, and improved governance scores, although these structural strengths have provided a limited support to the sovereign’s credit profile as demonstrated by its weak debt repayment record.

Argentina is affected by economic conditions of its major trade partners, such as Brazil, which devalued its currency in early February 2015, causing the Brazilian real to suffer the steepest depreciation in over a decade. Brazil, which is Argentina’s main trading partner, has experienced GDP contraction in recent years (3.5% in 2015 and 3.5% in 2016). Although Brazil’s economic outlook seems to be improving in recent periods, a further deterioration of economic activity, a delay in Brazil’s expected economic recovery or a slower pace of economic improvement in Brazil may have a negative impact on Argentine exports and on the overall level of economic and industrial activity in Argentina, particularly with respect to the automotive industry. In February 2016, Standard & Poor’s downgraded Brazil’s credit rating to BB. In December 2015 and February 2016, Fitch Ratings and Moody’s, respectively, also downgraded Brazil’s credit ratings to BB+ and Ba2, respectively. In 2017, Brazil experienced a slight increase in its GDP, increasing by 1.0%. If the Brazilian economy’s current recovery stalls or once again deteriorates, the demand for Argentine exports may be adversely impacted. Likewise, the current institutional crisis in Brazil linked to cases of corruption involving political and economic figures of great relevance, led to one of the most serious falls in Brazilian economic history during 2014 and 2015, which has had an effect on all business partners; and, especially, about the Argentine Republic. Since the accusation and subsequent dismissal of former President Dilma Roussef and the assumption of Vice President Michel Temer to the first magistracy, Brazilian economic indicators have shown a marked improvement. At the same time, on October 28, 2018, presidential elections were held in Brazil, and the liberal candidate Jair Bolsonaro won the ballotage, with 55.1% of the votes. He took office on January 1, 2019. We cannot predict the impact of Bolsonaro administration’s economic policies as they relate to Brazil’s trading partners, in particular as regards Argentina, which may adversely affect our business, financial condition and results of operations.

On October 18, 2019 protests have develop in Chile, sparked by a metro fare hike, widened to reflect anger over living costs and inequality. The military and police repressed protesters who went out to protest, and a curfew was imposed in major cities in Chile. At the date of this anual report, the curfew was suspended but the unrest and protests remain latent and we cannot know what the consequences and results of the claims will be.

Moreover, Argentina may be affected by other countries that have influence over world economic cycles, such as the United States or China. In particular, China, which is the main importer of Argentine commodities, saw the yuan depreciate against the U.S. dollar since the end of 2015, which has adversely affected companies with substantial exposure to that country. Depreciation of the yuan continued during 2016 and Chinese GDP growth slowed in 2016 and 2017. The slowdown of the Chinese economy and increased volatility of its financial markets could impact financial markets worldwide, which, in turn, could increase the cost and availability of financing both domestically and internationally for Argentine companies. Starting in April 2018, the United States imposed tariffs on steel and aluminum imports from China, Canada and countries in the European Union. On July 6, 2018, the United States imposed 25% tariffs on US$34 billion worth of Chinese goods, which then led China retaliate by imposing similarly sized tariffs on United States’ products. On July 10, 2018, the Office of the U.S. Trade Representative (USTR) announced a 10% tax on a list of 5,745 Chinese products, implemented as from September 24, 2018. On September 18, 2018, the Chinese government announced a 5% to 10% tariff on a list of 5,207 American goods, implemented as from September 24, 2018. A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, the results of our business, financial condition and results of operations.

Likewise, in the international economic context, the Federal Reserve of the United States (“FED”) significantly increased its reference rate during 2018, reaching 2.5%. This substantially increased the cost of financing in international markets, while motivating the migration of investors from risk and emerging economies to central economies (fly to quality). Although the FED has announced that during 2019 it will not make further increases in the reference rate and in that sense the FED reduced the reference rate three time this year deciding to lower the benchmark rate to 1.5% to 1.75%, if the entity change its policy and finally resolved to continue with its policy of increasing them, this could have a profound impact on the sovereign and corporate financing of Argentina

If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession; the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

In a non-binding referendum on the United Kingdom’s membership in the European Union on June 23, 2016, a majority of those who voted approved the United Kingdom’s withdrawal from the European Union. Any withdrawal by the United Kingdom from the European Union (referred to as “Brexit”) would occur after, or possible concurrently with, a process of negotiation regarding the future terms of the United Kingdom’s relationship with the European Union, which could result in the United Kingdom losing access to certain aspects of the single EU market and the global trade deals negotiated by the European Union on behalf of its members. Negotiations for the exit of the United Kingdom began in early 2017 and the date for departure is currently uncertain.

As a result of Brexit, London could cease to be the financial center of Europe and some banks have already announced their intention to transfer many jobs to continental Europe or Ireland and have indicated that Germany could replace London as the financial center of Europe. The possible negative consequences of Brexit include an economic crisis in the United Kingdom, a short-term recession and a decrease of investments in public services and foreign investment. The greatest impact of Brexit would be on the United Kingdom, however the impact may also be significant to the other member states.

The consequences of Brexit on Argentina are linked to the weakening of the pound and the euro, which has led to a significant appreciation of the U.S. dollar worldwide. An appreciation of the U.S. dollar and increased risk aversion could lead to a negative effect on the price of raw materials, which would be reflected in the products that Argentina exports to Europe. Another direct consequence of “Brexit” could be a decrease in prices of most commodities, which could adversely affect Argentina if prices stay low in the long term. Bilateral trade could also suffer, but would not be material, as the United Kingdom currently only represents approximately 1% of Argentina’s total imports and exports. In addition, it is possible that Brexit could complicate Argentina’s ability to issue debt, as funding would be more expensive.

Donald Trump was elected president in the United States on November 8, 2016 and took office on January 20, 2017. The election initially generated volatility and uncertainty in the global capital markets. The Trump administration has implemented a comprehensive tax reform and has focused on implementing more protectionist policies. The effect of these policies on the global economy remains uncertain. The U.S. Federal Reserve has increased the U.S. reference interest rates, thus generating additional volatility in the U.S. and the international markets. Changes in social, political, regulatory, and economic conditions in the United States or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations. The effect of these protectionist policies in the global economy remains uncertain.

On the other hand, in July 2018, the United States began to apply heavy tariffs on a total of US$ 34,000 million of import of Chinese products, in particular of cutting-edge technology. China reacted immediately with tariffs on US products, and filed a formal complaint with the World Trade Organization (Organización Mundial de Comercio the "OMC"). Notwithstanding that the conflict between both world powers was not yet resolved and the possible solution at the moment is uncertain, from the high-level meetings held on the occasion of the G20 in Buenos Aires both countries agreed to seek a negotiated exit to their business disputes. When apparently both countries reach a principle of agreement, Trump accused China of not respect these agreement and imposed a 10% taxes on China imports to United States and unleashed a new chapter in this trade commercial dispute. Currently,, the dispute keeps going on, and it is planned that both nations’ presidents have meetings on October 2019 in order to held an agreement.

In addition, Russia announced additional tariffs of 25% to 40% on the importation of US products against the United States tariffs on the importation of steel and aluminum, which had also been the subject of a lawsuit before the OMC. Thus, Trump's decision initiated a conflict of unforeseeable consequences, due to the scale of the adversaries the systemic effects.

On the other hand, Argentina may also be affected by other countries that have an influence on global economic cycles, such as the Republic of China, which has significantly devalued the yuan since late 2015, which has adversely affected several companies with a substantial exposure to that country. The devaluation of the yuan has continued during 2018 and the growth of the Chinese economy has slowed.

On June 28, 2019, the Argentine Government agreed to the terms of the European Union-Mercosur Strategic Partnership Agreement under which the European Union will lower tariffs on the purchase of Mercosur products of both agricultural and industrial origin and vice versa. This agreement must still take several legal steps - including parliamentary approval - before it goes into effect. It establishes a periodic decrease in tariffs, so the zero tariff will not be immediate or for unlimited quantities for sales from Mercosur to the European Union. Despite of this, on October 18, 2019 the Austria`s parliament imposed a veto to the already mentioned agreement. Also, France president Emanuel Macron stated that France will not sign the partnership document.

On September 14, 2019 two drones attacked the Saudi Arabia oil facilities. Since this country is the biggest exporter of oil in world, it knocked out 5% of the world production that causes a significant increase of oil prices around the world. Currently, the prices started to go down, but they are still the average.

Global economic conditions may also result in depreciation of regional currencies and exchange rates, including the peso, which would likely also cause volatility in Argentina.

The effect of global economic conditions on Argentina could reduce exports and foreign direct investment, resulting in a decline in tax revenues and a restriction on access to the international capital markets, which could adversely affect our business, financial condition and results of operations. A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, our results of operations, financial condition and the market price of the notes.

A decline in the international prices for Argentina’s main commodity exports or appreciation of the peso against the U.S. dollar could affect the Argentine economy and adversely affect the foreign exchange market, and have an adverse effect on our business, financial condition and results of operations.

High commodity prices have contributed significantly to the increase in Argentine exports since the third quarter of 2002 as well as in government revenues from export taxes. However, this reliance on the export of commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices. For example, soybeans average monthly prices have decreased from US$684 per metric ton in August 2012 to US$324 per metric ton in December 2018. If international commodity prices decline, the Argentine Government’s revenues would decrease significantly and adversely affect Argentina’s economic activity.

In addition, adverse weather conditions can affect agricultural production, which accounts for a significant portion of Argentina’s export revenues. In 2018, Argentina suffered a severe drought, contributing to GDP contraction of 3.8% in the second quarter of 2018, mainly as a result of the year-on-year decrease of 31.6% in the agricultural, livestock, hunting and forestry sectors. These circumstances would have a negative impact on the levels of government revenues, available foreign exchange and the Argentine Government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the Argentine Government’s reaction. Either of these results would adversely impact Argentina’s economy growth and, therefore, our business, financial condition and results of operations.

A significant real appreciation of the peso against foreign currencies, especially the U.S. dollar, could affect Argentina’s competitiveness, substantially affecting exports, which in turn could trigger new recessionary pressures on the country’s economy and a new imbalance in the foreign exchange market, which could lead to a high degree of volatility in the exchange rate. More importantly, in the short term, a significant appreciation of the peso could substantially reduce Argentine tax revenues in real terms, given the strong reliance on taxes on exports. The occurrence of the foregoing could lead to higher inflation and potentially materially and adversely affect the Argentine economy, as well as our business, financial condition and results of operations.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession and the forced conversion of energy tariffs into pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, local demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which prompted the Argentine Government to adopt a series of measures that have resulted in industry shortages and/or higher cost. In particular, Argentina has been importing natural gas to compensate for shortages in local production. In order to pay for natural gas imports the Argentine Government has frequently used Central Bank reserves given the absence of foreign direct investment. If the Argentine Government is unable to pay for imports of natural gas, economic activity, business and industries may be adversely affected.

The Argentine Government has taken a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment required to increase natural gas production and electric power transportation capacity and generation over the medium- and long-term is not available, economic activity in Argentina could be curtailed, and with it our operations.

As a first step of these measures, a series of tariff increases and subsidy reductions (primarily applicable to industries and high-income consumers) were implemented. On December 17, 2015, publication of Decree No. 134/2015, the Macri administration declared the National Electricity System Emergency until December 31, 2017 and ordered the Ministry of Energy and Mining to propose measures and guarantee the electrical supply. In this context, in January 2016 the Ministry of Energy and Mining issued Resolution No. 06/2016, which set seasonal reference prices for power and energy on the Mercado Electrónico Mayorista (MEM) for the period from February 1, 2016 to April 30, 2016 and set an objective to adjust the quality and security of electricity supply.

In February 2016, the Argentine Government reviewed the schedule of electricity and gas tariffs and eliminated the subsidies of these public services, which resulted in increases of 500% or more in energy costs, except for low-income consumers. By correcting tariffs, modifying the regulatory framework and reducing the Argentine Government’s participation in the energy sector, the Argentine Government sought to correct distortions in the energy sector and make the necessary investments. In July 2016, a federal court in the city of La Plata suspended the increase in the gas tariff throughout the Province of Buenos Aires. On August 3, 2016, a federal court in San Mart’n suspended the increase in gas tariffs throughout the country until a public hearing was held to discuss the rate increase. The judgment was appealed to the Supreme Court, and on August 18, 2016, the Supreme Court ruled that the increase in the gas tariff on residential users could not be imposed without a public hearing. On September 16, 2016, the public hearing was held where it was agreed that the gas tariff would increase by approximately 200% in October 2016, with biannual increases through 2019.

As for other services, including electricity, a public hearing was held on October 28, 2016 to consider a proposed 31% tariff increase sought by energy distributors. Subsequently, the Argentine Government announced increases in electricity rates of between 60% and 148%. On March 31, 2017, the Ministry of Energy and Mining published a new tariff schedule with increases of approximately 24% for supply of natural gas by networks that had been partially regulated since April 1, 2017. On November 17, 2017, a public hearing convened by the Minister of Energy and Mining was held to update the tariff schedule for natural gas and electricity. This tariff schedule foresees a gradual reduction of subsidies, resulting in an increase, between December 2017 and February 2018, between 34% and 57% (depending on the province) for natural gas and 34% for electricity. On May 31, 2018, the Argentine Congress approved a law seeking to limit the increase in energy tariffs implemented by the Macri administration, which was subsequently vetoed by President Macri. On August 1, 2018, pursuant to Resolution No. 208/2018 of the National Electricity Regulatory Board (ENRE), the Ministry of Energy published a new tariff schedule with increases in electricity tariffs. On December 27, 2018, the government announced an increase in the electricity tariff scheduled for 2019 of a cumulative average of 55%, to be implemented in four tranches as from February 2019. On April 17, 2019, the Argentine Government announced that electricity, gas and transport tariffs will not further be increased in 2019. In the case of the electricity tariffs, the increases already announced for 2019 will be absorbed by the Argentine Government. On June 21, 2019, the Ministry of Energy issued Resolution No. 336/2019 by virtue of which, exceptionally, it provided a deferral of payment of 22% in invoices issued as of July 1 of 2019 and until October 31, 2019, for residential users of natural gas and propane not diluted by networks. Likewise, the Argentine government decided to postpone the increase in tariffs on household gas in networks scheduled for October 2019, until January 2020, so that it will continue subsidizing residential users. Subsequently, the Argentine Government agreed with Edenor (EDN) and Edesur the freeze of the energy tariffs until January 2020, which should have been adjusted in August 2019. The transfer of jurisdiction agreement from Nation to City of Buenos Aires and Province of Buenos Aires is expected to be closed shortly. The postponement of the increase will be again prorated in 7 installments next year, when on February 2020, they should be reviewed again. Recently, Edesur had reported that the adjustment that would have corresponded in August was 25% with an impact of 8% on the average final consumer.

Changes in the energy regulatory framework and the establishment of increased tariffs for the supply of gas and electricity could affect our cost structure and increase operating and public service costs. Moreover, the significant increase in the cost of energy in Argentina, could have an adverse effect on the Argentine economy, and therefore, on our business, financial condition and results of operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect the Argentine economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations.

The lack of a solid institutional framework and the notorious incidents of corruption that have been identified as a significant problem for Argentina present meaningful challenges to a robust economic recovery.

The Argentine economy is sensitive to local political events. Such political events could generate uncertainty and be adverse for the development of a stable market for business in the country, which could affect the Argentine economy and, indirectly, the business, results of operations and financial situation of the Company.

Likewise, institutional deterioration and corruption may adversely affect Argentina's economy and financial situation, which in turn could adversely affect the business, equity and financial situation and results of the Company's operations.

The absence of a solid institutional framework and corruption have been pointed out as an important problem for Argentina and continue to be. In the World Bank’s “Doing Business 2019” report, Argentina ranked 119th out of 190 countries. The report made by the World Bank is annual and evaluates regulations that favor or restrict business activity. Doing Business consists of quantitative indicators on business regulations and the protection of property rights that can be compared in 190 economies.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and its ability to attract foreign investment, the Macri administration announced various measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include offering plea arrangements and reduced prison sentences in exchange for collaborating with the judicial branch in corruption investigation proceedings, greater access to public information, the seizure of assets of officials prosecuted for corruption, the increase of the powers of the Argentine Anti-Corruption Office and the approval of a new public ethics law, among others. The Argentine Government’s ability to implement these initiatives remains uncertain since it would require the participation of the judiciary as well as the support of opposition legislators. We cannot guarantee that the implementation of these measures will be successful or if implemented that such measures will have the intended outcomes.

Current corruption investigations in Argentina could have an adverse impact on the development of the economy and investor confidence.

The Argentine Government has announced a large-scale corruption investigation in Argentina. The investigation relates to payments over the past decade to government officials from businessmen and companies who had been awarded large government contracts. As of the date of this annual report, several Argentine businessmen, mainly related to public works, and approximately fifteen former government officials of the Fernández de Kirchner administration are being investigated for bribery to the State. As a result, on September 17, 2018, the former president of Argentina, Cristina Fernandez de Kirchner, and several businessmen were prosecuted for illegal association, and goods with an aggregate value of Ps.4 billion were seized. One year after the investigations, the trial already accumulates 174 defendants, of which 71 are awaiting the impending elevation to oral trial. The rest, 103, are still pending confirmation or not of their prosecutions in the Federal Court of Appeals.

Depending on the results of such investigations and the time necessary to conclude them, the companies involved could face, among other consequences, a decrease in their credit rating, be subject to claims by their investors, as well as restrictions on financing through the capital markets and a reduction in their revenues. In turn, the lack of future financing for these companies could affect the realization of the projects or works that are currently in execution.

As of the date of this annual report, the consequences that the investigation could have in the future, and the impact of the investigation on the economic situation of the companies investigated, on the contracts concluded by them, on their financial situation and, therefore, on the level of economic activity of the country and in the local market.

While the Macri government has announced and proposed several measures aimed at strengthening Argentine institutions and reducing corruption, such as reducing criminal sentences in exchange for cooperation with the judiciary in corruption investigations, greater access to public information, confiscation of assets of corrupt officials, increased powers of the Anti-Corruption Office and the approval of the new law on public ethics and criminal liability of legal persons, among others, the ability to put in the practice of these initiatives is uncertain, since it would require the participation of the Judiciary, which is independent, as well as legislative support from the opposition parties.

The lack of resolution of these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina's international prestige and ability to attract foreign investment, all of which could adversely affect the results of Company operations.

In addition, the effects of these investigations could affect the investment levels in infrastructure in Argentina, as well as the continuation, development and completion of public works and Public-Private Participation (PPP) projects, which could ultimately lead to lower growth in the Argentine economy. On December 2018, the Argentine Government announced that there will be no tenders under the PPP projects during the following months, due to the high financing costs of the projects as a result of the increased country risk and the obstacles to access to external credit.

As of the date of this annual report, we cannot estimate the impact that this investigation could have on the Argentine economy. Likewise, we cannot predict for how long corruption investigations could continue, what other companies might be involved, or how important the effects of these investigations might be. In turn, all these circumstances and the decrease in investors’ confidence, among other factors, could have a significant adverse impact on the development of the Argentine economy, which could adversely affect our business, financial condition and the results of our operations.

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

Argentine financial institutions must comply with all the rules on money laundering established by the Central Bank, the UIF and, if applicable, the CNV. In this sense, Resolution No. 121/2011 issued by the UIF was applicable to financial entities subject to the regime of the Financial Entities Law, entities subject to the system of Law No. 18.924, with its amendments, and human persons and legal entities authorized by the Central Bank to operate in the sale of foreign currency in the form of money or checks issued in foreign currency or through the use of debit or credit cards or in the transfer of funds within and outside the national territory. Resolution No. 229/2011 issued by the UIF was applicable to brokers and brokerage firms, mutual fund management companies, secondary market agents, intermediaries in the purchase or rental of negotiable securities that operate under the stock market orbit of commerce with or without adhered markets and intermediary agents registered in the futures or options markets. Resolutions No. 121/2011 and 229/2011 regulated, among other things, the obligation to receive documentation from customers and the terms, obligations and restrictions for the fulfillment of the duty of information regarding operations suspected of money laundering and financing of terrorism. Resolution No. 21/2018 dated March 5, 2018 issued by the UIF was sanctioned to complement Resolution No. 30-E / 2017 and is addressed to the financial. Resolution No. 21/2018 establishes the guidelines for risk management of money laundering and terrorist financing, minimum compliance standards for the prevention of money laundering and new methodologies regarding the policy of prevention of money laundering to be implemented by the Obliged Subjects.

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

The company’s internal policies and procedures might not be sufficient to guarantee compliance with anti-corruption and anti-bribery laws and regulations.

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

●
government policies related to our sector; and

●
fiscal or monetary policy and amendments to tax legislation; and other political, diplomatic, social or economic developments in or affecting Brazil.

Historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the imposition of new, changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports.

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 3.9%, 1.8%, 2.7% and 0.1%, in 2011, 2012, 2013 and 2014, respectively, and GDP decreased 3.8% in 2015 and 3.6% in 2016 and increased 1.0% in 2017 and 1.1% in 2018.

As a result of investigations carried out in connection with the Lava Jato (Car Wash) operation into corruption in Brazil, a number of senior politicians, including congressmen, and executive officers of some of the major state-owned companies in Brazil have resigned or been arrested, while others are being investigated for allegations of unethical and illegal conduct. The matters that have come, and may continue to come, to light as a result of, or in connection with, the Lava Jato operation and other similar operations have adversely affected, and we expect that they will continue to adversely affect, the Brazilian economy, markets and trading prices of securities issued by Brazilian issuers in the near future.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world, now days this changed an interest rates are among the lowest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Pol’tica Monetária do Banco Central, or COPOM), establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil.. As of June 30, 2019, the SELIC rate was 6.50% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços–Mercado, or IGP-M), and calculated by Fundação Getúlio Vargas, or FGV, were 10.54% in 2015, 7.18% in 2016, (0.52)% in 2017 and 7.54% in 2018. Cumulative inflation in the first six months of 2019, calculated by the same index, was 4.38%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2019, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários, or CDI). In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

A deterioration in general economic and market conditions or the perception of risk in other countries, principally in emerging countries or the United States, may have a negative impact on the Brazilian economy and us.

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

The imposition of restrictions on acquisitions of agricultural properties by foreign nationals may materially restrict the development of our business.

In August 2010, the then-president of Brazil approved the opinion of the Federal Attorney General affirming the constitutionality of Brazilian Law No. 5,709/71, which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Pursuant to this legislation, companies that are majority-owned by foreigners are not permitted to acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the National Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária, or INCRA), within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners shall not exceed 25% of the surface area of the relevant municipality, of which area up to 40% shall not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality shall not exceed 10% of the surface area of the relevant municipality. In addition, INCRA is also required to verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis, INCRA will issue a certificate allowing the acquisition or rural lease of the property. The purchase and/or rural lease of agricultural properties that do not comply with the aforementioned requirements need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this annual report, there are no known cases on the grating of such certificates.

On September 30, 2019, approximately 60.7% of Brasilagro´s common shares were held by foreigners. Bearing that in mind, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with future acquisitions of land, which may result in material delays and/or our inability to obtain required approvals. There is also a case pending on the Supreme Court (Supremo Tribunal Federal, or STF) on the Opinion No. 461/2012-E, issued by São Paulo’s General Controller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo), which has established that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74. Moreover, on April 16, 2015, the Brazilian Rural Society filed a claim for the acknowledgment of non-compliance with basic principles (ADPF) under certain provisions of the Brazilian Constitution with the Supreme Court in order to (i) rule that paragraph 1, article 1, of Law No. 5,709/71 was repealed by the 1988 Federal Constitution and (ii) reverse the opinion issued by the Federal Attorney General (AGU) of 2010. As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the STF in both cases.

Depending on the final decisions of these pending lawsuits, we may need to modify our business strategy and intended practices in order to be able to acquire agricultural properties. This might have the effect of increasing the number of transactions we must complete, which would increase our transaction costs. It might also require the execution of joint ventures or shareholder agreements, which increases the complexity and risks associated with such transactions.

Any regulatory limitations and restrictions could materially limit our ability to acquire agricultural properties, increase the investments, transaction costs or complexity of such transactions, or complicate the regulatory procedures required, any of which could materially and adversely affect us and our ability to successfully implement our business strategy. For more information, see “Item 4—Information on the Company—Business Overview—Ownership of Agricultural Land in Brazil by Foreigners.”

We are subject to extensive environmental regulation that may significantly increase the company’s expenses.

Our business activities in Brazil are subject to extensive federal, state and municipal laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements, minimum standards for the release of effluents, use of agrochemicals, management of solid waste, protection of certain areas (legal reserve and permanent preservation areas), and the need for a special authorization to use water, among others. The failure to comply with such laws and regulations may subject the violator to administrative fines, mandatory interruption of activities and criminal sanctions, in addition to the obligation to rectify damages and pay environmental and third-party damage compensation, without any caps. In addition, Brazilian environmental law adopts a joint and several and strict liability system for environmental damages, which makes the polluter liable even in cases where it is not negligent and would render us jointly and severally liable for the obligations of our contractors or off-takers. If we become subject to environmental liabilities, any costs we may incur to rectify possible environmental damage would lead to a reduction in our financial resources, which would otherwise remain at our disposal for current or future strategic investment, thus causing an adverse impact on our business, financial condition and results of operations.

As environmental laws and their enforcement become increasingly stricter, our expenses for complying with environmental requirements are likely to increase in the future. Furthermore, the possible implementation of new regulations, changes in existing regulations or the adoption of other measures could cause the amount and frequency of our expenditures on environmental preservation to vary significantly compared to present estimates or historical costs. Any unplanned future expenses could force us to reduce or forego strategic investments and as a result could materially and adversely affect our business, financial condition and results of operations.

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

In 2015, the U.S. dollar to the peso exchange rate increased 53% as compared to 2014. In 2016, the U.S. dollar to peso exchange rate increased 22% as compared to 2015. In 2017, the U.S. dollar to peso exchange rate increased 18% as compared to 2016. In 2018, the U.S. dollar to peso exchange rate increased 100% as compared to 2017. Since September 2019, the U.S. dollar to peso exchange rate increased 58% as compared to 2018. We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

Historically, the Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented several economic plans and adopted a series of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. During 2019, the Real depreciated 7.5% against the U.S. dollar.

The Israeli currency did not suffer important fluctuations during the last years. During 2019, NIS apreciated 5.3% against the U.S. dollar.

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

According to INDEC, during the first nine months of 2019, there was a significant decrease in inflation levels with respect to 2018, registering rates of 2.9%, 3.8%, 4.7%, 3.4%, 3.1%, 2.7%, 2.2% , 4%  and 5.9% in January, February, March, April, May, June, July, August and September 2019, respectively.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, has had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.8% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.3% in 2010, inflation of 5.1% in 2011, inflation of 7.8% in 2012, inflation of 5.5% in 2013, inflation of 3.7% in 2014, inflation of 10.5% in 2015, 7.2% in 2016, (0.53)% in 2017 and 5.39% for the first six months of 2018, as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy has changed in the last two years, when the Brazilian government decreased the interest rate by 525 basis points. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 10.0% in 2013, 11.75% in 2014, 14.25% in 2015, 13.75% in 2016, and 7% in 2017 as determined by the Comitê de Pol’tica Monetária, or COPOM. As of June 30, 2019, the SELIC was 6.50%.

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

As of June 30, 2019, 0.45% of our assets were located in Paraguay. Paraguay has a history of economic and political instability, exchange controls, frequent changes in regulatory policies, corruption, and weak judicial security. However, in 2013, Paraguay had the highest GDP growth rate in Latin America and the third highest in the world with 14%. Since then, GDP has grown by 4% in 2014, 3% in 2015, 3.8% in 2016, 4.3% in 2017 and 3.6% in 2018. The Paraguay’s GDP is closely related to the performance of the Paraguayan agricultural sector, which can be volatile and could adversely affect our business, financial condition and results of operations.

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

As of June 30, 2019, 0.4% of our assets were located in Bolivia. Bolivia is exposed to frequent has a history of economic, social and political instability, exchange controls, frequent changes in regulatory frameworks policies, civic and labour strikes, high tax rates and corruption among state officials, the judiciary and also the private sector.

Bolivia is exposed to high risk of social unrest, causing marches and roadblocks deployed by protesters to pressure the government, increasing disruption risks. Furthermore, protests over environmental issues often overlap significantly with labour disputes, which can escalate into disruptive forms of protest, including site occupations.

In turn, the Bolivian economy is the 14th largest in Latin America and is heavily dependent on export commodities such as natural gas and minerals. Bolivia’s GDP growth over the last decade has been among the highest in Latin America, growing by 6.8% in 2013, 5.5% in 2014, 4.9% in 2015, 4.3% in 2016,4.2% in 2017 and 4.2% in 2018, also. Within this context, inflation has been relatively low and under control for the last 30 years. The inflation rate for 2018 was around 2.3% with a slightly higher figure expected for 2019. In addition, Bolivia it is in the process of becoming an active partner of MERCOSUR, a common market aiming to gradually integrate economic activity among Brazil, Argentina, Uruguay, Paraguay and Bolivia.

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

Our cattle are subject to diseases.

Diseases among our cattle herds, such as mastitis, tuberculosis, brucellosis and foot-and-mouth disease, can have an adverse effect on fattening production, rendering cows unable to produce meat for human consumption. Outbreaks of cattle diseases may also result in the closure of certain important markets, such as the United States, to our cattle products. Although we abide by national veterinary health guidelines, which include laboratory analyses and vaccination, to control diseases among the herds, especially foot-and-mouth disease, we cannot assure that future outbreaks of cattle diseases will not occur. A future outbreak of diseases among our cattle herds may adversely affect our cattle sales which could adversely affect our operating results and financial condition.

In addition, outbreaks, or fears of outbreaks, of any of these or other animal diseases can lead to the cancellation of our customers' orders and, particularly if the disease can affect humans, or create adverse publicity that can have adverse material effect in the consumer demand of our products. In addition, animal disease outbreaks may result in foreign government actions to close the export markets of some or all of our products, which may result in the destruction of some or all of these animals.

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

On September 4, 2018, pursuant to Decree 793/2018, the Argentine Government restablished, until December 31, 2020, a 12% export tax on goods and services included in the MERCOSUR Common Nomenclature with a cap of Ps.3 for each dollar of taxable value or the official FOB price, as appropriate, for the goods and services set forth in Annex I of the aforementioned decree and of Ps.4 for all other manufactured products.

On December 28, 2018, the Argentine government issued Decree No. 1201/2018, which establishes, until December 31, 2020, an export tax of 12% to the export of services rendered in the country, whose effective use or exploitation is carried out abroad and establishes that said export duty may not exceed Ps.4 for each U.S. dollar of the taxable value. If applicable, that limit will remain in pesos until the obligation is canceled. The measure took effect on January 1, 2019 and will take effect for operations that are lent and billed as of that date. We cannot assure that in case of assuming a new government, retention rates could be increased, mainly for exports of primary products and that such taxes could have an adverse impact on our financial condition and results of operations.

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

A global economic recession could decrease the demand for our products or lower prices.

The demand for the products we sell may be affected by international, national and local economic conditions that are beyond our control. Adverse changes in the real or perceived economic climate, such as rising fuel prices, higher interest rates, falls and / or volatility of real estate and real estate markets, more restrictive credit markets, taxes higher and changes in government policies could reduce the level of demand or prices of the products we produce. We cannot predict the time or duration, magnitude or strength of this slowdown or economic recovery. If a recession continues for a prolonged period of time or worsens, we may experience a prolonged period of declining demand and prices. In addition, economic recessions have and can negatively affect our suppliers, which can lead to interruptions in goods and services and financial losses.

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

Our cattle sales are diversified but we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop sales. During the fiscal year 2019, we sold our products to approximately 300 customers. Sales of agricultural products to our ten largest customers represented approximately 60% of our net agricultural sales for the fiscal year ended June 30, 2019. Of these customers, our most important customers were Cargill S.A.C.I., Cofco, ADM AGR, Bunge Alimentos S. A., Glencore and Vicentin SACI.

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

We consolidated our financial statements with our subsidiary Brasilagro. Brasilagro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. Brasilagro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). Brasilagro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. Brasilagro’s business strategy may not be successful, and if not successful, Brasilagro may be unable to successfully modify its strategy. Brasilagro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in Brasilagro, this would likely materially and adversely affect our business. As of June 30, 2019, we owned 43.3% of the outstanding common shares of Brasilagro.

Labor relations could negatively impact us.

As of June 30, 2019, 60% of our employees were represented by unions under collective agreements. While we currently enjoy good relations with our employees and unions, we cannot assure that such good labor relations will continue in the future positively or that their eventual deterioration does not affect us materially or negatively.

Our internal processes and controls might not be sufficient to comply with the extensive environmental regulation and current or future environmental regulations could prevent us from fully developing our land reserves.

Our activities are subject to a wide set of federal, state and local laws and regulations relating to the protection of the environment, which impose various environmental obligations. Obligations include compulsory maintenance of certain preserved areas in our properties, management of pesticides and associated hazardous waste and the acquisition of permits for water use. Our proposed business is likely to involve the handling and use of hazardous materials that may cause the emission of certain regulated substances. In addition, the storage and processing of our products may create hazardous conditions. We could be exposed to criminal and administrative penalties, in addition to the obligation to remedy the adverse effects of our operations on the environment and to indemnify third parties for damages, including the payment of penalties for non-compliance with these laws and regulations. Since environmental laws and their enforcement are becoming more stringent in Argentina, our capital expenditures and expenses for environmental compliance may substantially increase in the future. In addition, due to the possibility of future regulatory or other developments, the amount and timing of environmental-related capital expenditures and expenses may vary substantially from those currently anticipated. The cost of compliance with environmental regulation may result in reductions of other strategic investments which may consequently decrease our profits. Any material unforeseen environmental costs may have a material adverse effect on our business, results of operations, financial condition or prospects. We cannot ensure that our internal processes and controls may be sufficient to comply with the extensive environmental regulation.

As of June 30, 2019, we owned land reserves extending over more than 336,617 hectares that were purchased at very attractive prices. In addition, we have a concession over 132,000 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

New restrictions on agricultural and food products we produce that contain genetically modified organisms could be established which could have an adverse effect on our business.

Our agricultural products contain genetically modified organisms in varying proportions according to the year and the country of production. The use of genetically modified organisms in food has been achieved with varying degrees of acceptance in the markets in which we operate. Argentina and Brazil, for example, have approved the use of genetically modified organisms in food products, and genetically modified organisms and non-genetically modified organisms grains in those countries are produced and mixed frequently during the process of grain origination. Elsewhere, adverse publicity about genetically modified foods has led to government regulation that limits sales of genetically modified organisms products. It is possible that new restrictions may be imposed on genetically modified organisms products in the main markets for some of our products, which could have an adverse effect on our business, equity and the result of our operations.

If our products become contaminated, we may be subject to product liability claims, product withdrawals and export restrictions that could adversely affect our business.

While we are subject to strict production protocols, the sale of products implies the risk of injury to consumers. These injuries may result from manipulation by third parties, bioterrorism, product contamination or deterioration, including the presence of bacteria, pathogens, foreign objects, substances, chemicals, other agents or waste introduced during the growth phases, storage, handling or transport.

We cannot be sure that the consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or judgments related to such matters. Even if a product liability claim is unsuccessful or not fully realized, the negative publicity surrounding any claim that our products caused a disease or injury could negatively affect our reputation with current and potential customers and our image as a Company, and we could also incur significant incidents. In addition, claims or liabilities of this nature may not be covered by any compensation or contribution rights we may have against others, which could have a material adverse effect on our business, equity status and the result of our operations.

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

Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. Also, the Macri administration Argentina declared a state of emergency with respect to the national energy system which remained in effect until December 31, 2017. In addition, through Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the National Electricity Regulatory Agency (Ente Nacional Regulador de la Electricidad), the Macri administration announced the elimination of a portion of energy subsidies then in effect and implemented a substantial increase in electricity tariffs. As a result, average electricity prices increased substantially and could increase further in the future. If energy supply is cut for an extended period of time or energy tariffs continue increasing and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2019, our consolidated financial debt amounted to Ps.334,305 million (including IDBD’s debt outstanding as of that date plus accrued and unpaid interest on such indebtedness and deferred financing costs). We cannot assure you that we will have sufficient cash flows and adequate financial capacity in the future. While the commitments and other covenants applicable to IDBD’s debt obligations do not apply to IRSA since there is no recourse to IRSA and it is not guaranteed by IRSA’s assets, these covenants and restrictions may impair or restrict our ability to operate IDBD and implement our business strategy. Although we are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future.

Our leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the local capital and the macroeconomic conditions of Argentine markets, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to changes in market conditions, changes in the real estate industry and economic downturns.

The success of our businesses and the feasibility of our transactions depend on the continuity of investments in the real estate markets and our ability to access capital and debt financing. In the long term, lack of confidence in real estate investment and lack of access to credit for acquisitions could restrict growth. As part of our business strategy, we will strive to increase our real estate portfolio through strategic acquisitions of properties at favorable prices and properties with added value which we believe meet the requirements to increase the value of our properties.

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

Currency devaluations and exchange rate fluctuations against the currencies in the countries in which we operate could adversely affect our business, results of operations and financial condition.

We are exposed to exchange rate risk in relation to the U.S. Dollar. Although substantially all of our income is denominated in the local currencies of the countries in which we operate. The local currencies of the countries in which we operate have been subject to volatility in the past and could be subject to significant fluctuations in the future given the prevalence of a free-float exchange regime. Current or unforeseen events in the international markets, fluctuations in interest rates, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the local currencies of the countries in which we operate. The main drivers of exchange rate volatility in past years have been significant fluctuations of commodity prices as well as general uncertainty and trade imbalances in the global markets. In the past, certain countries in which our business operate, have instituted restrictive exchange control policies. Severe devaluation or depreciation of the currencies of the countries in which we operate could again result in governmental intervention or disruption of foreign exchange markets.

Any increase in the value of the U.S. Dollar with respect to the various currencies of the countries in which we operate will increase our debt service costs measure in the currencies in which we operate, which could adversely affect our business, results of operations and financial condition.

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

As of June 30, 2019, we owned approximately 62.35% of IRSA’s outstanding shares. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The U.S. capital markets have historically been an important source of funding for us, and our ability to obtain financing in the future may be adversely affected by a lack of access to the U.S. markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

Risks relating to IRSA´s business in Argentina

IRSA could be adversely affected by decreases in the value of its investments.

IRSA´s investments are exposed to the common risks generally inherent in the real estate industry, many of which are out of your control. Any of these risks could adversely and materially affect your businesses, financial condition and results of operations. Any returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenues from leases and the expenses incurred. In addition, there are other factors that may adversely affect the performance and value of a property, including local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and globally, competition, your ability to find lessees and their ability to perform on their leases, changes in legislation and in governmental regulations (including relating to the use of properties, urban planning, real estate taxes) and exchange controls (given that the real estate market in Argentina relies on the U.S. dollar to determine valuations), variations in interest rates (including the risk of an increase in interest rates that reduces sales of lots for residential development) and the availability of third party financing. In addition, and given the relative illiquidity of the Argentine real estate market, IRSA could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more properties. Some significant expenses, such as debt service, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenues from an investment, increasing your relative expenditures.

These factors and/or events could impair your ability to respond to adverse changes in the returns on its investments thus causing a significant reduction in its financial position and/or the results of IRSA operations, which could have an adverse effect on your financial position and the results of your operations.

IRSA is subject to risks inherent to the operation of shopping malls that may affect IRSA´s profitability.

IRSA´s shopping malls are subject to various factors that affect their development, administration and profitability, including:

-
decline in IRSA´s leases prices or increases in levels of default by its tenants due to economic conditions, increases in interest rates and other factors outside its control;

-
the accessibility and attractiveness of the area where the shopping mall is located;

-
the intrinsic attractiveness of the shopping mall;

-
the flow of people and the level of sales of rental units in its shopping malls;

-
the increasing competition from internet sales;

-
the amount of rent collected from tenant at IRSA´s shopping mall;

-
changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

-
fluctuations in occupancy levels in IRSA´s shopping malls.

An increase in IRSA´s operating costs, caused by inflation or by other factors, could have a material adverse effect on us if IRSA´s tenants were to become would be unable to pay higher rent as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. All of IRSA´s shopping malls and commercial properties, under Operations Center in Argentina, are located in Argentina, and, as a consequence, their business may be seriously affected by a potential recession in Argentina. For example, during the economic crisis in Argentina, consumer spending decreased significantly, and higher unemployment, political instability and high rates of inflation significantly reduced consumer spending and resulted in lower sales that led some tenants to shut down their stores in IRSA´s shopping malls. Persistently poor economic conditions in Argentina in the future could result in a decline in discretionary consumer spending which could have a material adverse effect on shopping mall activity and thus on IRSA´s business.

IRSA´s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on its results of operations and financial condition.

As of June 30, 2019, most of IRSA´s revenue from leases and services provided by the Shopping Malls segment derived from shopping malls in the Autonomous City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of IRSA´s office buildings are located in the Autonomous City of Buenos Aires and a substantial portion of IRSA´s revenues in Argentina derived from such properties. Although IRSA owns properties and may acquire or develop additional properties outside the City of Buenos Aires and the Greater Buenos Aires area, IRSA expects to continue to depend to a large extent on economic conditions affecting those areas. Consequently, an economic downturn in those areas could have a material adverse effect on IRSA´s financial condition and results of operations due to the reduction in its rental income and the resulting adverse effect in its ability to meet its debt obligations and fund its operations.

IRSA´s performance is subject to risks associated with properties and with the real estate industry.

IRSA´s operating performance and the value of its real estate assets, and as a result, the value of its securities, are subject to the risk that its properties may not be able to generate sufficient revenues to meet its operating expenses, including debt service and capital expenditures, this could adversely affect its cash flow and its ability to service its debt. Events or conditions beyond its control that may adversely affect its operations or the value of its properties include:

-
downturns in national, regional and local economic climate;

-
decrease in discretionary consumer spending and consumption;

-
competition from other shopping malls and sales outlets;

-
local real estate market conditions, such as oversupply or lower demand for retail space;

-
changes in interest rates and availability of financing;

-
the exercise by IRSA´s tenants of their right to early termination of their leases;

-
vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

-
increased operating costs, including insurance expenses, salary increases, utilities, real estate taxes, federal and local taxes and higher security costs;

-
civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

-
significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs, that generally do not decline when, due to the circumstances, there is a decline in revenues from any real property;

-
declines in the financial condition of IRSA´s tenants and its ability to collect rents when due;

-
changes in IRSA´s or its tenants’ ability to provide for adequate maintenance and insurance that result in a reduction in the useful life of a property; and

-
changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or changes in the exchange controls (due to the real estate market in Argentina is mostly U.S. dollar determinated) or government action (such as expropriation or confiscation).

If any one or more of the foregoing conditions were to affect IRSA´s activities, this could have a material adverse effect on its financial condition and results of operations, and as a result, on IRSA´s results.

An adverse economic environment for real estate companies and the credit crisis may adversely affect IRSA´s results of operations.

The success of IRSA´s business and profitability of its operations depend on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain its growth and the maintenance of our current business and operations. As part of IRSA´s strategy, IRSA intend to increase its properties portfolio through strategic acquisitions at favorable prices, where IRSA believe it can bring the necessary expertise to enhance property values.

In order to pursue acquisitions, IRSA may require capital or debt financing. Recent disruptions in the financial markets may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. IRSA´s ability to make scheduled payments or to refinance its existing debt obligations depends on its operating and financial performance, which in turn is subject to prevailing economic conditions.

If disruptions in financial markets prevail or arise in the future, we cannot provide assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

IRSA´s revenue and may be materially and adversely affected by continuing inflation and economic activity in Argentina.

IRSA´s business is mainly driven by consumer spending since a portion of its revenue from its shopping mall segment derives directly from the sales of its tenants. In addition, its tenants’ revenue relies mainly on the sales to customers. As a result, its revenue and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which has experienced significant declines during 2019. Consumer spending is influenced by many factors beyond its control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates.

Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect its business, financial condition and results of operations.

The loss of tenants could adversely affect the operating revenues and value of IRSA´s properties.

Although no single tenant represents more than 3.1% of its revenue in any fiscal year, if a significant number of tenants at its retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if it failed to retain them, its business could be adversely affected. Further, its shopping malls typically have a significant “anchor” tenant, such as well-known department stores that generate consumer traffic at each mall. A decision by such tenants to cease operations at its shopping malls or its office buildings, as applicable, could have a material adverse effect on its financial condition and the results of its operations. In addition, the closing of one or more stores with high consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concession and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if it is not able to successfully release the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

IRSA may face risks associated with acquisitions of properties.

IRSA has in the past acquired, and intend to acquire in the future, properties, including large properties (such as the acquisition of Edificio República, Abasto de Buenos Aires or Alto Palermo Shopping), that would increase the size of IRSA´s company and potentially alter its capital structure. Although IRSA believes that the acquisitions that the IRSA has completed in the past and that are expected to undertake in the future have, and will, enhance IRSA´s future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

-
IRSA may not be able to obtain financing for acquisitions on favorable terms;

-
acquired properties may fail to perform as expected;

-
the actual costs of repositioning or redeveloping acquired properties may be higher than IRSA´s estimates;

-
acquired properties may be located in new markets where IRSA´s may have limited knowledge and understanding of the local economy, absence of business relationships in the area or are unfamiliar with local governmental and permitting procedures; and

-
IRSA´s may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into its organization and to manage new properties in a way that allows them to realize cost savings and synergies.

IRSA´s future acquisitions may not be profitable.

IRSA seek to acquire additional shopping malls to the extent it manage to acquire them on favorable terms and conditions and they meet its investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

-
IRSA´s estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

-
properties it acquire may fail to achieve, within the time frames it project, the occupancy or rental rates it expect to achieve at the time it make the decision to acquire, which may result in the properties’ failure to achieve the returns it projected;

-
IRSA´s pre-acquisition evaluation and the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase its total acquisition costs; and

-
IRSA´s investigation of a property or building prior to its acquisition, and any representations it may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase its acquisition cost.

If IRSA acquire a business, IRSA will be required to merge and integrate the operations, personnel, accounting and information systems of such acquired business. In addition, acquisitions of or investments in companies may cause disruptions in its operations and divert management’s attention away from day-to-day operations, which could impair its relationships with its current tenants and employees.

Properties IRSA acquires may be subject to unknown liabilities.

Properties that IRSA acquires may be subject to unknown liabilities, in respect to which it may not have recourse, or only limited recourse to the former owners. Thus, if a liability were asserted against IRSA based on ownership of an acquired property, IRSA may be required to pay significant sums to settle it, which could adversely affect its financial results and cash flow. Unknown liabilities relating to acquired properties could include:

-
liabilities for clean-up of undisclosed environmental contamination;

-
changes in laws or in governmental regulations (such as those governing usage, zoning and real property taxes); and

-
liabilities incurred in the ordinary course of business.

IRSA´s dependence on rental income may adversely affect its ability to meet its debt obligations.

A substantial part of IRSA´s income is derived from rental income from real property. As a result, its performance depends on its ability to collect rent from tenants. IRSA´s income and funds for distribution would be negatively affected if a significant number of its tenants or any significant tenant (as detailed below):

-
delay lease commencements;

-
decline to extend or renew leases upon expiration;

-
fail to make rental payments when due; or

-
close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of related rental income. In addition IRSA cannot assure you that any tenant whose lease expires will renew that lease or that IRSA will be able to re-lease space on economically advantageous terms. The loss of rental revenues from a number of its tenants and its inability to replace such tenants may adversely affect its profitability and its ability to meet financial obligations.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of IRSA´s portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit IRSA´s ability to vary its portfolio in response to economic changes or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from an investment. If income from a property declines while the related expenses do not decline, IRSA´s business would be adversely affected. Certain properties are mortgaged to secure payment of debt, and if it were unable to meet its payment obligations under such mortgages, it could suffer losses as a result of foreclosures on the mortgage properties. Further, if it becomes necessary or desirable for them to dispose of one or more of its mortgaged properties, it may not be able to obtain a release of the security interest on the property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect its business. In this kind of transactions, it may agree, subject to certain exceptions, not to sell the acquired properties for a considerable time.

Some of the land IRSA has purchased is not zoned for development purposes, and IRSA may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

IRSA owns several plots of land which are not zoned for the type of projects it intend to develop. In addition, IRSA does not yet applied for the required land-use, building, occupancy and other required governmental permits and authorizations for these properties. IRSA cannot assure you that it will continue to be successful in its attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed or rejected. Moreover, IRSA may be affected by building moratorium and anti-growth legislation. If IRSA is unable to obtain all of the governmental permits and authorizations it need to develop its present and future projects as planned, IRSA may be forced to make unwanted modifications to such projects or abandon them altogether.

IRSA´s ability to grow will be limited if IRSA cannot obtain additional financing.

Although IRSA is liquid as of the date of this annual report, it must maintain liquidity to fund its working capital, service its outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, IRSA could be forced to curtail its operations or it may not be able to pursue new business opportunities.

IRSA´s growth strategy is focused on the development and redevelopment of properties already owned and the acquisition and development of additional properties. As a result, IRSA is likely to depend on an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. IRSA cannot assure you that additional financing, refinancing or other capital will be available in the amounts it require or on favorable terms. IRSA´s access to debt or equity capital markets depends on a number of factors, including the market’s perception of its growth potential, its ability to pay dividends, its financial condition, its credit rating and its current and potential future earnings. Depending on these factors, IRSA could experience delays or difficulties in implementing its growth strategy on satisfactory terms or at all.

Disease outbreaks or other public health concerns could reduce traffic in IRSA´s shopping malls.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments enacted regulations limiting the operation of schools, cinemas and shopping malls. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping malls, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-à-vis shopping malls. Similarly, the Zika virus pandemic may result in similar courses and outcomes. IRSA cannot assure you that a new disease outbreak or health hazard (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists’ activity. The recurrence of such a scenario could adversely affect its business and its results of operations.

Adverse incidents that occur in IRSA´s shopping malls may result in damage to its reputation and a decrease in the number of customers.

Given that its shopping malls are open to the public, with ample circulation of people, accidents, theft, robbery, public protest and other incidents may occur in IRSA´s facilities, regardless of the preventative measures IRSA adopt. In the event such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer and less violent, which may cause a reduction in the sales volume and operating income of IRSA´s shopping malls.

Argentine laws governing leases impose restrictions that limit IRSA´s flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

-
a prohibition on including automatic price adjustment clauses based on inflation increases in leases; and

-
the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

As a result of the foregoing, IRSA is exposed to the risk of increases of inflation under its leases, and the exercise of rescission rights by its tenants could materially and adversely affect its business. IRSA cannot assure you that its tenants will not exercise such right, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

On October 1, 2014, the Argentine Congress adopted the amended Civil and Commercial Code which is in force since August 1, 2015 (the “Argentine Civil and Commercial Code”) which provides that leases must have a minimum term of two years and a maximum term of 20 years for residential properties and of 50 years for non-residential. The Argentine Civil and Commercial Code modifies the regime applicable to contractual provisions relating to foreign currency payment obligations by establishing that such obligations may be discharged in pesos. The prior legal framework required that debtors could only discharge their foreign currency payment obligations by paying in that currency. Although judicial decisions have held that this feature of the regulation can be set aside by the parties to an agreement, it is too early to determine if this is legally enforceable. Moreover, there are no judicial decisions on the scope of this amendment and, in particular, its impact on the ability of landlords and tenants to set aside the new provision and enforce such agreements before an Argentine court. In recent years certain rulings have been rendered affirming the obligation of a tenant to pay in foreign currency if the obligation was freely assumed.

IRSA may be liable for certain defects in its buildings.

According to the Argentine Civil and Commercial Code, real estate developers (i.e., any person who sells real estate built by either themselves or by a third party contractor), builders, technical project managers and architects are liable in case of hidden defects for a period of three years from the date of possession of the property, even when those defects did not cause significant property damage. In the event of defects affecting the structural soundness or that result in the property becoming unfit for use, the liability term is ten years as from acceptance of the work.

In IRSA´s real estate developments, it usually act as developers and sellers while construction is carried out by third-party contractors. Absent a specific claim, IRSA cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and IRSA has not recorded provisions associated with them in its financial statements. If IRSA were required to remedy any defects on completed works, its financial condition and results of operations could be adversely affected.

We could have losses if we have to resort to eviction proceedings in Argentina to collect unpaid rent because such proceedings are complex and time-consuming.

Although Argentine law permits filing of an executive proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are complex and time-consuming. Historically, the heavy workloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction.

Historically, IRSA has sought to negotiate the termination of leases with defaulting tenants after the first few months of non-payment in an effort to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material and adverse effect on IRSA´s financial condition and results of operations.

The recurrence of a credit crisis could have a negative impact on IRSA´s major customers, which in turn could materially adversely affect its results of operations and liquidity.

The global credit crisis that began in 2008 had a significant negative impact on businesses around the world. Similarly, Argentina is undergoing a credit crisis that could negatively impact our tenants’ ability to comply with their lease obligations. The impact of a future credit crisis on IRSA´s major tenants cannot be predicted and may be quite severe. A disruption in the ability of its significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their future orders of their products and the inability or failure on their part to meet their payment obligations to IRSA, any of which could have a material adverse effect on its results of operations and liquidity.

IRSA is subject to risks inherent to the operation of office buildings that may affect its profitability.

Office buildings are exposed to various factors that may affect their development, administration and profitability, including the following factors:

-
lower demand for office space;

-
a deterioration in the financial condition of IRSA´s tenants that causes defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

-
difficulties or delays renewing leases or re-leasing space;

-
decreases in rents as a result of oversupply, particularly offerings at newer or re-developed properties;

-
competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from IRSA´s tenants;

-
maintenance, repair and renovation costs incurred to maintain the competitiveness of IRSA´s office buildings;

-
exchange controls that may interfere with their ability to pay rents that generally are pegged to the U.S. dollar; and

-
an increase in its operating costs, caused by inflation or by other factors could have a material adverse effect on IRSA if its tenants are unable to pay higher rent as a result of increased expenses.

IRSA´s investment in property development and management activities may be less profitable than IRSA anticipate.

IRSA is engaged in the development and construction of properties to be used as office, residential or commercial properties, shopping malls and residential complexes, in general through third-party contractors. Risks associated with IRSA´s development, reconversion and construction activities include the following, among others:

-
abandonment of development opportunities and renovation proposals;

-
construction costs may exceed its original estimates for reasons including higher interest rates or increases in the costs of materials and labor, making a project unprofitable;

-
occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental revenues and a corresponding lower return on IRSA´s investment;

-
pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

-
lack of affordable financing alternatives in the private and public debt markets;

-
sale prices of residential units may be insufficient to cover development costs;

-
construction and lease commencements may not be completed on schedule, resulting in increased debt service expense and construction costs;

-
failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

-
significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

-
construction may be delayed because of a number of factors, including weather, strikes or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters, resulting in increased debt service expense and construction costs;

-
general changes in IRSA´s tenants’ demand for rental properties outside the Autonomous City of Buenos Aires; and

-
IRSA may incur capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions.

In addition, IRSA may face claims for the enforcement of labor laws in Argentina. Many companies hire personnel from third-parties that provide outsourced services, and sign indemnity agreements if labor claims from employees of such third company arise. However, in recent years several courts have rejected the existence of independence in those labor relations and ruled that joint and several responsibility by both companies.

IRSA is subject to risks associated with property development, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of its control, as well as financing costs that, may exceed original estimates, possibly making the associated investment unprofitable. Any delays or unanticipated expenses could adversely affect the investment returns from these development projects and harm our operating results.

Greater than expected increases in construction costs could adversely affect the profitability of IRSA´s new developments.

IRSA´s businesses activities include real estate developments. One of the main risks related to this activity corresponds to potential increases in constructions costs, which may be driven by higher demand and new development projects in the shopping malls and buildings sectors. Increases higher than those included in the original budget may result in lower profitability than expected.

The increasingly competitive real estate sector in Argentina may adversely affect the ability of IRSA to rent or sell office space and other real estate and may affect the sale and lease price of IRSA premises.

IRSA´s real estate activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors. Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with IRSA in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business and shopping mall business in Argentina, further increasing this competition. To the extent that one or more of its competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, its business could be materially and adversely affected. If IRSA is not able to respond to such pressures as promptly as its competitors, or the level of competition increases, its financial condition and results of its operations could be adversely affected.

All of IRSA´s shopping mall and commercial office properties are located in Argentina. There are other shopping malls and numerous smaller retail stores and residential properties within the market area of each of its properties. The number of competing properties in a particular area could have a material adverse effect both on its ability to lease retail space in its shopping malls or sell units in its residential complexes and on the amount of rent or the sale price that IRSA is able to charge. IRSA cannot assure you that other shopping mall operators, including international shopping mall operators, will not invest in Argentina in the near future. If additional companies become active in the Argentine shopping mall market in the future, such competition could have a material adverse effect on oits results of operations.

Substantially all of IRSA´s offices and other non-shopping mall rental properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where its properties are located. This is a highly fragmented market, and the abundance of comparable properties in its vicinity may adversely affect its ability to rent or sell office space and other real estate and may affect the sale and lease price of its premises. In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities.

Some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

IRSA currently carry insurance policies that cover potential risks such as civil liability, fire, loss profit, floods, including extended coverage and losses from leases on all of IRSA´s properties. Although IRSA believes the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in the national market. In the event of a loss that was not insured or a loss in excess of insured limits, IRSA could lose all or a portion of the capital it has invested in a property, as well as the anticipated future revenue from the property. In such an event, it might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. IRSA cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of IRSA´s properties were to experience a catastrophic loss, it could seriously disrupt its operations, delay revenue and result in large expenses to repair or rebuild the property. IRSA does not hire life or disability insurance for its key employees. If any of its key employees were to die or become disabled, it could experience losses caused by a disruption in its operations which will not be covered by insurance, and this could have a material adverse effect on IRSA´s financial condition and results of operations.

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

Under the terms and conditions of the leases currently in force on IRSA´s properties, tenants are required to indemnify and hold us harmless from liabilities resulting from injury to persons, or property, at or outside the premises, due to activities conducted on the properties, except for claims arising from negligence or intentional misconduct of IRSA´s agents.

Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability insurance policies. In addition, IRSA cannot ensure that its tenants will properly maintain their insurance policies or have the ability to pay the deductibles.

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

Demand for IRSA´s premium properties, aimed at high-income consumers, may not be sufficient.

IRSA has focused on development projects that cater to affluent individuals and have entered into property barter agreements pursuant to which IRSA contribute its undeveloped properties to joint ventures with developers who will deliver us units at premium locations. At the time the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, IRSA would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on its financial condition and results of operations.

IRSA´s level of debt may adversely affect its operations and its ability to payits debt as it becomes due.

IRSA had, and expect to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2019, its consolidated financial debt amounted to Ps.312,528 million (including the Israel Operation Center’s outstanding debt of Ps.275,422 million and current and non-current financial loans plus accrued and unpaid interest and deferred financing costs).

Although IRSA is generating sufficient funds from its operating cash flows to meet its debt service obligations and its ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, IRSA cannot assure you that it will has sufficient cash flows and adequate financial structure in the future.

The success of IRSA´s businesses and the feasibility of its transactions depend on the continuity of investments in the real estate markets and its ability to access capital and debt financing. In the long term, lack of confidence in real estate investment and lack of access to credit for acquisitions could restrict growth. As part of IRSA´s business strategy, it will strive to increase its real estate portfolio through strategic acquisitions of properties at favorable prices and properties with added value which it believe meet the requirements to increase the value of its properties.

IRSA may not be able to generate sufficient cash flows from operations to satisfy its debt service requirements or to obtain future financing. If IRSA cannot satisfy its debt service requirements or if it default on any financial or other covenants in its debt arrangements, the lenders and/or holders of its securities will be able to accelerate the maturity of such debt or default under other debt arrangements. IRSA ability to service debt obligations or to refinance them will depend upon its future financial and operating performance, which will, in part, be subject to factors beyond its control such as macroeconomic conditions and regulatory changes in Argentina. If IRSA cannot obtain future financing, it may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect its ability to generate cash flows and repay its obligations as they become due.

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

In addition, the profitability of its hotels depends on:

-
its ability to form successful relationships with international and local operators to run its hotels;

-
changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the influenza A subtype H1N1 and zika viruses, a potential ebola outbreak, among others, or weather phenomena’s or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

-
affluence of tourists, which can be affected by a slowdown in global economy; and

-
taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

The shift of consumers to purchasing goods over the Internet, where barriers to entry are low, may negatively affect sales at IRSA´s shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. IRSA believes that its target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at its properties face increasing competition from online sales and this could cause the termination or non-renewal of their lease agreements or a reduction in their gross sales, affecting its percentage rent based revenue. If e-commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on its shopping malls could be materially diminished, having a material adverse effect on its financial condition, results of operations and business prospects.

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

In the past, the Argentine government imposed strict and burdensome regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of IRSA´s leases provide that the tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting its rental income. IRSA cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of properties in Argentina could negatively affect the Argentine real estate market and the rental market and materially and adversely affect its operations and profitability.

Labor relations may negatively impact us.

As of June 30, 2019, 62.3% of its workforce was represented by unions under collective bargaining agreements. Although IRSA currently enjoy good relations with its employees and their unions, IRSA cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect IRSA.

IRSA´s results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect its business, results of operations and financial condition.

As of June 30, 2019, IRSA had fair value losses on investment properties of Ps.23,710 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on its investment properties during the relevant periods, the adjustments were not actual cash flow or profit or losses generated from the sales or rental of its investment properties. Unless such investment properties are disposed of at similarly revalued amounts, IRSA will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomical conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

IRSA cannot guarantee whether changes in market conditions will increase, maintain or decrease the fair value gains on its investment properties at historical levels or at all. In addition, the fair value of its investment properties may materially differ from the amount it receives from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of its investment properties in the future or if its investment properties are disposed of at significantly lower prices than their valuation or appraised value, its business, results of operations and financial condition may be materially and adversely affected.

Due to the currency mismatches between IRSA´s assets and liabilities, IRSA has high currency exposure.

As of June 30, 2019, the majority of IRSA´s liabilities in its Operations Center in Argentina, such as its Series 1, 2 and 8 Notes, and the Series 2 and 4 Notes issued by its subsidiary IRSA Commercial Properties (“IRSA CP”), were denominated in U.S. dollars while its revenues are mainly denominated in Pesos. This currency gap exposes IRSA to a risk of volatility, which circumstances may adversely affect its financial results if the U.S. dollar appreciates against the Peso. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of its debt in Pesos, which further adversely affects its results of operation and financial condition and may increase the collection risk of its leases and other receivables from its tenants and mortgagees, most of which generate Peso denominated revenues.

IRSA issues debt in the local and international capital markets as one of its main sources of funding and its capacity to successfully access the local and international markets on favorable terms affects it cost of funding.

The ability of IRSA to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. IRSA have no control over capital markets conditions, which can be volatile and unpredictable. If IRSA is unable to issue debt in the local and/or international capital markets and on terms acceptable, whether as a result of regulations, a deterioration in capital markets conditions or otherwise, IRSA would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this were to happen, IRSA may be unable to fund our liquidity needs at competitive costs and its business results of operations and financial condition may be materially and adversely affected.

If the bankruptcy of Inversora Dársena Norte S.A. is extended to IRSA´s subsidiary Puerto Retiro, IRSA will likely lose a significant investment in a unique waterfront land reserve in the Autonomous City of Buenos Aires.

On April 18, 2000, Puerto Retiro S.A. (“Puerto Retiro”) was served notice of a filing made by the Argentine government, through the Ministry of Defense, seeking to extend bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”) to Puerto Retiro. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property purchased in 1993 from Tandanor S.A. (“Tandanor”). Indarsa had acquired 90% of the capital stock in Tandanor from the Argentine government in 1991. Tandanor’s main business involved ship repairs performed in a 19-hectare property located in the vicinities of La Boca neighborhood and where the Syncrolift is installed. As Indarsa failed to comply with its payment obligation for acquisition of the shares of stock in Tandanor, the Ministry of Defense filed a bankruptcy petition against Indarsa, seeking to extend it to Puerto Retiro.

The discovery stage of the legal proceedings has concluded. The parties filed the arguments in due time and proper manner. After the case was set for judgment, the judge ordered the suspension of the judicial order and requested the case records to issue a decision based on the alleged existence of pre-judgmental status in relation to the criminal case against former officials of the Ministry of Defense and Tandanor. For that reason the case will not be assigned until a final judgment is issued in respect of the criminal case.

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

IRSA´s Management and external legal counsel believe that there are sufficient legal and technical arguments to consider that the petition for an extension of the bankruptcy will be dismissed by the court. However, in view of the particular features and progress of the case, this assessment cannot be considered to be conclusive.

In turn, Tandanor filed a civil action against Puerto Retiro and the other defendants in the criminal case for violation based on Articles 174(5) and 173(7) of the Criminal Code. Such action seeks — on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property — a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property disputed in the case.

In July 2013, the answer to the civil action was filed, which contained a number of defenses. Tandanor requested the intervention of the Argentine State as third party co-litigant in this case, which petition was granted by the Court. In March 2015, both the Argentine State and the criminal complainant answered the asserted defenses. On July 12, 2016, Puerto Retiro was legally notified of the decision adopted by Federal Oral Court No. 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). The parties produced all the evidence offered and the oral trial relating to the criminal action to which Puerto Retiro is not a party has also concluded. All the parties (civil and criminal) filed their respective closing arguments (May 2018).

On September 7, 2018, the Federal Court rendered its decision, according to which the preliminary motion based on statute of limitations filed by Puerto Retiro was successful. This means that the arguments raised by the Argentine government in the civil action were dismissed (return of property and payment of damages). Nevertheless, in the criminal proceedings —where Puerto Retiro is not a party— the Federal Court ordered the seizure (“decomiso”) of the land known as “Planta 1” as an ancillary measure to the judgment entered against the defendants. On November 27, 2018, a resolution was issued ordering the immediate delivery of possession of Planta 1 to the Argentine government. However, such resolution was challenged by filing a motion for cassation appeal, which was granted on December 7, 2018. The term for filing the applicable grounds for appeal expired on December 27, 2018, and on such date the Criminal Cassation Court of Appeals notified Puerto Retiro that it formally rejected the referred cassation appeal. In response to this rejection, Puerto Retiro filed an extraordinary appeal, which was also rejected. On April 8, 2019, Puerto Retiro filed a recourse directly before the Supreme Court, which is in process. Moreover, on December 27, 2018, Puerto Retiro filed a motion for nullity of the decision rendered on September 7, 2018. This petition was rejected, which is why, on March 8, 2019, an appeal for reconsideration was filed and it was requested that, in any event, the cassation appeal filed along with the nullity be granted. Both the appeal for reconsideration and the cassation appeal were also rejected, so on March 22, 2019, a complaint was filed for a cassation appeal denied before the Argentine Federal Chamber of Criminal Cassation, which is in process.

Therefore, if both appeals are rejected, there is still a risk of losing the land known as “Planta 1”, which is a significant investment in a unique waterfront land reserve in the Autonomous City of Buenos Aires. In such case, IRSA would be unable to develop such land reserve, which could have an adverse effect on its financial condition and results of operations. As of June 30, 2019, the “Planta 1” land reserve book value is fully reserved.

Property ownership through joint ventures or investees may limit IRSA´s ability to act exclusively in its interest.

IRSA develops and acquire properties in joint ventures with other persons or entities or make minority investments in entities when IRSA believe circumstances warrant the use of such structures.

As of June 30, 2019, through its subsidiary IRSA CP, IRSA own 50% of Quality Invest S.A. In the Sales and Developments segment, IRSA own 50% of the equity of Puerto Retiro and 50% of the equity of Cyrsa S.A. In the Hotel segment, IRSA own 50% of the equity Hotel Llao Llao and the other 50% is owned by the Sutton Group.

IRSA´s hold approximately 29.91% of the equity of Banco Hipotecario, and the Argentine government is the controlling shareholder. IRSA´s also hold approximately 18.9% of the equity of Condor Hospitality Trust Inc. (“Condor”) which is under a sale process, whose settlement is expected to be completed between October 2019 and December 2019.

IRSA could engage in a dispute with one or more of its joint venture partners or controlling shareholder in an investment that might affect its ability to operate a jointly-owned property. Moreover, its joint venture partners or controlling shareholder in an investment may, at any time, have business, economic or other objectives that are inconsistent with its objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of its investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, its joint venture partners or controlling shareholder in an investment may have competing interests in their markets that could create conflicts of interest. If the objectives of its joint venture partners or controlling shareholder in an investment are inconsistent with its own objectives, IRSA will not be able to act exclusively in its interests.

If one or more of the investors in any of IRSA´s jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on its financial performance. Should a joint venture partner or controlling shareholder in an investment declare bankruptcy, IRSA could be liable for its partner’s common share of joint venture liabilities or liabilities of the investment vehicle.

Dividend restrictions in IRSA´s subsidiaries may have an adverse effect it.

Dividends paid by IRSA´s subsidiaries are an important source of funds for IRSA´s as are other permitted payments from subsidiaries. The debt agreements of its subsidiaries contain or may in the future contain covenants restricting their ability to pay dividends or make other distributions to IRSA. If IRSA´s subsidiaries are unable to make such payments to IRSA, or are able to pay only limited amounts, IRSA may be unable to pay dividends or make payments on its indebtedness.

IRSA is dependent on its Board of Directors and its personnel.

Our success, to a significant extent, depends on the continued employment of Eduardo S. Elsztain and certain other members of IRSA´s board of directors and senior management, who have significant expertise and knowledge of its business and industry. The loss or interruption of their services for any reason could have a material adverse effect on its business and results of operations. IRSA´s future success also depends in part upon its ability to attract and retain other highly qualified personnel. IRSA cannot assure you that it will be successful in hiring or retaining qualified personnel, or that any of its personnel will remain employed by IRSA, which may have a material adverse effect on its financial condition and results of operations.

IRSA may face potential conflicts of interest relating to its principal shareholders.

IRSA´s largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through Cresud S.A.C.I.F.y A. As of June 30, 2019, such beneficial ownership consisted of: 359,102,211 common shares held by Cresud S.A.C.I.F.y A. Conflicts of interest between its management and that of its related companies may arise in connection with the performance of their respective business activities. As of June 30, 2019, Mr. Eduardo S. Elsztain also beneficially owned (i) approximately 63.41% of its common shares and (ii) approximately 85.2% of the common shares of IRSA CP. IRSA cannot assure you that its principal shareholders and its affiliates will not limit or cause IRSA to forego business opportunities that its affiliates may pursue or that the pursuit of other opportunities will be in its interest.

Risks Related to our Investment in Banco Hipotecario

As of June 30, 2019, we owned, through IRSA, approximately 29.91% of the outstanding capital stock of Banco Hipotecario, which represented 0.7% of our consolidated assets from our operations center in Argentina as of such date. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

During the last months, Central Bank reserves registered an abrupt fall mainly due to U.S. Dollars sales by the Central Bank and the National Treasury to the private sector; cancellation of public debt; and outflow of dollar deposits from the private sector. As a consequence, there is a reduction of loans denominated in U.S. Dollars and there is low liquidity of U.S. Dollars in the market. If this trend continues, the financial banking system could result affected.

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

Banco Hipotecario issues debt in the local and international capital markets as one of its main sources of funding and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

The ability of Banco Hipotecario to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. Banco Hipotecario have no control over capital markets conditions, which can be volatile and unpredictable. If Banco Hipotecario is unable to issue debt in the local and/or international capital markets and on terms acceptable, whether as a result of regulations, a deterioration in capital markets conditions or otherwise, Banco Hipotecario would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this were to happen, Banco Hipotecario may be unable to fund our liquidity needs at competitive costs and Banco Hipotecario business results of operations and financial condition may be materially and adversely affected.

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

If depositors once again withdraw their money from banks in the future, there may be a substantial negative impact on the manner in which financial institutions, including Banco Hipotecario, conduct their business, and on their ability to operate as financial intermediaries. Loss of confidence in the international financial markets may also adversely affect the confidence of Argentine depositors in local banks. Nevertheless during the last months, Central Bank reserves registered an abrupt fall mainly due to outflow of dollar deposits from the private sector.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 10.3% in 2015, 8.9% in 2016, 8.4%, in 2017 and 9.4% as of June 30, 2019. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the government’s ability to foster sustainable long-term growth, generate fiscal revenues and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2019, such securities issued by the Central Bank represented approximately 18.5% of the total assets of the Argentine financial system. As of June 30, 2019, Banco Hipotecario’s total exposure to the public sector was Ps.2,456.6 million, which represented 3.14% of its assets as of that date, and the total exposure to securities issued by the Central Bank was Ps.15,463.9 million, which represented 19.75% of its total assets as of June 30, 2019.

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

If IRSA is not able to lease the space that Latham & Watkins occupies with other tenants, the cash flows of the property that IRSA receives from this will decrease, which could adversely affect IRSA´s business, financial condition and results of operation

Operations Center in Israel

The implementation of the Law to Promote Competition and Reduce Concentration may have implications on IDBD, DIC and their respective subsidiaries.

In December 2013, the Law to Promote Competition and Reduce Concentration, 5774-2013, was published in the Official Gazette (the “Concentration Law”). According to the provisions of the Concentration Law, a pyramid structure for the control of “reporting corporations” (in general, corporations whose securities were offered to and are held by the public) is restricted to 2 tiers of reporting corporations (where a first tier company may not include a reporting corporation which does not have a controlling shareholder).

In accordance with transitional provisions which were determined in the Concentration Law, a third tier company or higher tier company is no longer entitled to control reporting corporations, except for corporations as stated above which are under its control as of the publication date of the Law in the Official Gazette (herein, the “Publication Date”), regarding which it will be required to discontinue control by no later an December 2017 (the “2017 Requirement”). It is noted that so long as a reporting corporation is considered a second tier company in accordance with the law, it is not entitled to control reporting corporations, and insofar as, on the publication date, it holds control of reporting corporations, it must discontinue its control of such corporations by no later than December 2019 (the “2019 Requirement”).

On the date of the Concentration Law’s publication in the Official Gazette, IDBD was considered a second tier company, DIC was considered a third tier company, and the reporting corporations controlled by DIC were considered fourth and fifth tier companies. In May 2014, the control of IDBD changed as part of the completion of the creditors’ settlement in IDB Holding Corporation Ltd. (“IDBH”), and subsequently, IDBD and DIC ceased being considered a second and third tier companies, respectively, and as of that date IDBD and DIC were considered a first and second tier companies, respectively.

In November 2017, in accordance with the determination of an independent committee and the audit committee of DIC, respectively and after receipt of the required approvals (including regulatory approvals), sold its shares in DIC to Dolphin IL Ltd. (“Dolphin IL”), a private company incorporated in Israel, which is wholly owned by Dolphin Netherlands B.V. (“Dolphin Netherlands”), a corporation controlled by Mr. Eduardo Elsztain. As consideration, Dolphin IL issued debenture to IDBD in the amount of NIS 1.77 billion (the “Debenture”), and paid IDBD NIS 70 million in cash. Additionally, companies from the controlling shareholder group transferred 9,636,097 DIC shares which were held by it, to Dolphin IL. All of the said shares (116,416,950 shares) are pledged in favor of IDBD and / or in favor of its debenture holders, with liens of varying degrees, and serve as collateral in connection with IDBD’s debentures.

After the consummation of such transaction, DIC started to be considered to be a first tier company, as defined in the Concentration Law, while Cellcom, Property and Building Corp. Ltd. (“PBC”), Elron and other companies (controlled by DIC) were considered to be second tier companies within the meaning of the Concentration Law. Therefore, as long as PBC is considered a second tier company, it needs to cease from controlling reporting corporations under its control (Ispro and Mehadrin) to comply with the 2019 Requirements.

As of the date of this annual report, IDBD is considered a first tier company, with respect to the Concentration Law, and it no longer holds control of any “other tier companies.” Clalbit Financing Ltd. (“Clalbit Financing”), a company controlled by Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance Holdings”), is considered as “other tier” (third) company as the term is defined in the Concentration Law. Therefore, should Clalbit Financing continue to be considered as “other tier”‘ company after December 11, 2019, Clal Insurance Holdings may be required to appoint a trustee or to perform actions pursuant to which Clalbit Finance will not be considered as other tier company. For more information, see “Regulation and Government Supervision—General regulations applicable to our business in Israel—Concentration Law.”

In October 2018, a class action was filed with the District Court in Tel Aviv-Yafo (the “Motion”) by an applicant alleging to hold shares in DIC (the “Applicant”), against IDBD, against Dolphin IL, against Mr. Eduardo Elsztain (the controlling shareholder of IDBD and DIC), and in it, requesting (a) to hold that the sale of shares of DIC to Dolphin was not in compliance with the provisions of the Concentration Law, (b) a trustee over DIC’s shares owned by the respondents and (c) the payment of monetary damages to the public shareholders in the DIC for the alleged preservation of the pyramidal structure in IDBD’s group. The Applicant alleges that IDBD continues to be the controlling person of DIC and that the controlling shareholder of IDBD (in his capacity as chairman of the board of directors and controlling shareholder of DIC as well) had a personal interest separate from the personal interest of the minority shareholders of DIC, in the manner of implementation of the Concentration Law’s provisions, and that he and IDBD breached the duty of good faith and the duty of decency toward DIC, and additionally the controlling shareholder of IDBD breached his duty of trust and duty of care toward DIC, this being, allegedly, due to the fact that the decision regarding the preferred alternative for complying with the Concentration Law’s Provisions was not brought before DIC’s general meeting. The Applicant further alleges deprivation of the minority shareholders of DIC.

As part of such reorganization, in July 2019 PBC sold 11.7% of Gav-Yam’s issued share capital, which resulted in PBC’s stake in Gav-Yam decreasing from 51.7% to 40.0%. In September 2019, PBC sold an additional 5.14% of Gav-Yam’s issued share capital, resulting in PBC’s stake in Gav-Yam further decreasing from 40.0% to 34.9%. As a result of the sale of Gav Yam shares, PBC is in compliance with the 2019 requirements set forth in the Concentration Law, as PBC is no longer the controlling shareholder of Gav-Yam.

In August 2019, Ispro’s audit committee and board of directors approved the performance of a full prepayment of Ispro’s debentures (Series B), which are listed on the TASE at a total cost of NIS 131 million, subject to court approval, in accordance with sections 25(f) and 25(h) of the Concentration Law. The prepayment of Ispro’s debentures (Series B) will result in the delisting of all of its debentures from the TASE. As a result, Ispro will cease to be a reporting corporation and will no longer be considered a “tier company”, as this term is defined in the Concentration Law. In September 2019 Ispro received court approval for the full redemption of Ispro debentures Series B in prepayment which will take place on October 10, 2019.

Once the transactions described above are completed, DIC will still have to assess what are its alternatives for PBC’s stake in Mehadrin, given that the Shareholders Agreement between Phenix and PBC was terminated and the concentration law does not allow DIC to have control over public companies at three tiers within its group structure.

These alternatives may include structural changes in some of the companies in the DIC group. If DIC fails to comply with the requirements of the concentration law, DIC may be subject to penalties or be the subject of other actions available under the law, including the loss of control

The deterioration of the global economy and changes in capital markets in Israel and around the world may affect IDBD, DIC and their respective subsidiaries.

A recession or deterioration of capital markets around the world and in Israel (including volatility in securities prices, exchange rates and interest rates), are affecting and may have a negative affect IDBD, DIC and their subsidiaries, on the profits of operations due to lower demand for products of the subsidiaries of IDBD or DIC, on the value of the marketable securities or other assets owned by them, liquidity and equity position of IDBD, DIC and their subsidiaries, raise of capital or access the capital markets in Israel and abroad on the financial terms acceptable to IDBD, DIC and their respective subsidiaries, which could limit their ability to or financial covenants under IDBD’s credit agreement and other financial agreements, on their ratings, their ability to distribute dividends; certain subsidiaries import or buy raw materials which are required for their activities, and therefore, their business results may also be affected by changes in the prices of raw materials around the world.

Changes in legislation and regulation may have an impact on IDBD’s and DIC’s operations.

In recent years, there has been a tendency of increasing legislation standardization and regulation in a broad manner in various operating segments in the Israeli economy. This trend has a material effect on the operations of IDBD and DIC and of certain of its material subsidiaries, their financial results and the rates of their securities, as well as on their operations.

Legislative changes in various areas in Israel and abroad, such as centralization, promotion of competition and antitrust laws, tax laws, mandatory tenders law, regulation of the communication market, supervision of the insurance business operations, capital investments initiatives, companies and securities laws, laws pertaining to the supervision of prices of products and services, increased competition in the food market, consumer protection laws, environmental laws, planning and construction laws, may affect the business operations and financial results of IDBD’s, DIC’s and of their respective subsidiaries. The aforementioned legislative changes may also lead to a change in the policies adopted by various authorities and thus affect the business and results of IDBD and DIC and their subsidiaries.

In addition, changes in customs duties on goods and policies for the protection of local products can affect the results of some of DIC’s subsidiaries.

Some of IDBD’s and DIC’s subsidiaries operate outside of Israel or have securities which are traded on foreign stock exchanges. Changes in legislation and in the regulatory policies of those foreign countries, as well as the characteristics of the business environment in the country of operation, may affect the financial results and the business position of these companies.

In addition, changes in IFRS or in the accounting principles which apply to IDBD and DIC and their subsidiaries may have an effect, or even a material effect, on their financial results of IDBD and its subsidiaries, on their fulfillment of financial covenants, permits and licenses under which we distribute dividends.

IDBD, DIC and their subsidiaries are exposed to fluctuations of the interest rate and the value of the risks.

IDBD and DIC and their subsidiaries are exposed to changes in interest rates and price indexes, and to changes in exchange rates which affect, directly or indirectly, their business results and the value of their assets and liabilities (i.e. due to the scope of their CPI-linked liabilities and due to their investments in real estate properties outside Israel). There is also an effect on capital attributable to shareholders of IDBD, with respect to the reserve for adjustments to capital due to the translation of financial statements of subsidiaries in foreign currency, primarily real estate corporations in Las Vegas and foreign subsidiaries of PBC.

IDBD and DIC hold assets and manage its business affairs in Israel. Therefore, almost all of IDBD’s and DIC’s assets, liabilities, income and expenses are in NIS (except for a liquid deposit in USD). IDBD’s and DIC’s financing income and expenses are also subject to volatility due to changes in interest rates on loans and deposits. IDBD’s and DIC’s policy regarding the management of market risks is related to the linkage basis of its financial assets and liabilities (hedging transactions). However, an increase of the rate at which the company finance our operations or the lack of financing at acceptable terms may have an adverse effect on IDBD’s and DIC’s results of operations.

IDBD, DIC and their subsidiaries are exposed to risks associated with foreign operations.

IDBD, DIC and their subsidiaries operate, inter alia, in the real estate segment outside Israel, and primarily in the United States. Material adverse changes in the state of the economy in the United States could affect the ability to operate and realize the investments and to obtain financing under reasonable conditions.

The characteristics of the business environment outside Israel, including the local regulation, the purchasing power of consumers, the financing possibilities (under reasonable conditions, if at all), and the selection of entities (including local entities in Israel) which are engaged in the field of financing with whom the collaboration is done with, and these entities business status, could affect the possibilities for financing, their terms, and the success of the foreign operation, and accordingly, may have an adverse effect on their business operations and the results of operations of IDBD, DIC and their subsidiaries.

Some activities of DIC and/or its subsidiaries may be restricted by the terms of certain government grants and benefits and/or budgetary policy.

Some of the subsidiaries of DIC receive funds from government entities, such as grants for research and development activities, which are provided in accordance with the Encouragement of Industrial Research and Development Law, 5744-1984, and regulations enacted pursuant thereto, as well as grants and/or various tax benefits which are provided in accordance with the Encouragement of Capital Investments Law, which are granted under certain conditions. These conditions may restrict the activities of the companies which receive such funds. Non-compliance of such restrictions may lead to the imposition of various penalties, including financial and criminal sanctions. Additionally, a decrease or other changes in the budgets of the aforementioned government entities, in a manner which prevents or reduces the grants and/or benefits which the subsidiaries of DIC may receive from them in the future, may adversely affect the operations and results of those companies.

Additionally, investments of foreign entities, and particularly in the technology and communication sectors, receive certain benefits derived from the initiative for foreign investments by regulatory entities in Israel, including certain tax benefits. If the aforementioned benefits are terminated and/or restricted it may harm foreign investments in the companies held by DIC or the tradability of their securities, as well as adversely affect their business results, and all of the above may harm the business results of DIC.

Regional conflict may affect IDBD, DIC and their subsidiary’s activities, especially Cellcom Israel Ltd. (“Cellcom”) activities.

The activities of IDBD, DIC and their subsidiaries are located in Israel, like some of its suppliers. The operations of Cellcom and its network are located in Israel, as well as their customers and some of its suppliers. Any damage caused to the communication network and/or to the information systems may adversely affect Cellcom’s ability to continue providing services, in whole or in part, and/or may negatively affect Cellcom’s operations, which may adversely affect its business results. Additionally, negative effects of this kind may materialize due to an increase in criticism of Israel by international community, including inclusion in the lists of companies to be published by the UN Human Rights Organization. In general, any armed conflict, terror attack or political instability in the region may result in a decrease in Cellcom’s income, including from roaming services of incoming tourism, and may thereby adversely affect its business results.

Deterioration in the political security and economic situation in Israel may affect IDBD, DIC or their subsidiaries’ activities.

A significant deterioration in the political-security situation in Israel, inter alia, due to renewed escalation in Judea and Samaria and the Gaza Strip, as well as the continued tension in Israel’s northern border, may result in decreased demand for rental areas and residential units, an exacerbation of the manpower deficit in the construction and agriculture segment, and the increased costs of works. These factors may adversely affect the results of IDBD’s and DIC’s operations, especially PBC’s operations. Additionally, all of Shufersal Ltd.’s (“Shufersal”) income is produced in Israel, and a significant part of the products sold by it are grown, produced or processed in Israel. Therefore, the business results of Shufersal are directly affected by the political, economic and security conditions in Israel. A significant deterioration in the security situation or political situation in Israel may adversely affect Shufersal’s business operations, financial position and results of operations, which in turn would have a negatively effect on IDBD’s results of operations.

Shufersal’s management routinely evaluates the possible impact and implication of the general economic situation in Israel, in particular on the retail food market. Developments and shocks in the Israeli economy, as well as an economic downturn or recession due to an economic crisis, may have negative effects on the food retail market in Israel, and as a result, also on Shufersal’s revenues and profitability, due to the intensification of competition and due to changes in the consumption habits of its customers. Likewise, the public opinion regarding the cost of living in Israel may affect Shufersal’s business results, due to the considerable pressure from consumers which is being applied on Shufersal to reduce the prices of the products which it sells, and the increasing competition from the discount chains, which are expanding their operations. Deceleration in the Israeli economy may negatively impact Clal Insurance Holdings’ business, particularly in the long-term savings segment. Additionally, as a result of the aforementioned deceleration, the risk associated with the exposure of Clal Insurance Holdings to entities in Israel through its investments may increase due to the deterioration of Israel’s political and economic situation. IDB Tourism (2009) Ltd. (through Israir Aviation and Tourism Ltd. (“Israir”) operates in Israel and abroad, where the security situation in Israel and worldwide may have a material adverse effect on incoming and outgoing tourism, as well as domestic tourism in Israel. Therefore, Israir’s business results are directly affected by the political, economic and security conditions in Israel and around the world. A significant deterioration in the security situation in the destinations in which it operates or in the security situation in Israel may have a negative effect on its financial results and operations.

IDBD, DIC and their subsidiaries are exposed to capital market and finance regulations that may affect our ability to finance our operations.

IDBD, DIC and some of their subsidiaries are affected by the “Proper Conduct of Banking Directives” of the Commissioner of Banks in Israel, which include, inter alia, restrictions on the volume of loans that a banking corporation in Israel can provide to a “single borrower”, one “group of borrowers”, and borrowers and the largest “borrower groups” in the banking corporation (as these terms are defined in the said directives). These restrictions might impose difficulties on the ability of IDBD, DIC and some of their subsidiaries to borrow additional amounts from banks in Israel and/or their ability to refinance its obligations through bank credit and/or on their ability to perform investments for which bank credit is required, and/or on their ability to invest in companies which have taken out credit in a larger scope than certain banks in Israel, and on their ability to perform certain business activities in collaboration with entities which have taken credit, as aforesaid. However, in recent years the scope of credit used from the banking system in Israel to the group of borrowers which includes IDBD and DIC has decreased.

Furthermore, legislation and regulation which applies to investments by institutional entities, including those relating to the granting of credit to business groups, may have an impact on the possibilities of raising capital from institutional entities, including the terms and the price of such capital raise.

IDBD, DIC and their subsidiaries are exposed to changes in permits and licenses.

IDBD, DIC and some of their subsidiaries operate under certain approvals, permits or licenses which were granted to them by various authorities, such as the Commissioner, the Ministry of Communication, the Ministry of Environmental Protection, and the Commissioner of Oil Affairs in the Ministry of National Infrastructures, Energy and Water, the Minister of Transportation (with respect to the granting of licenses for operational and commercial operation of flights). A breach of the terms of these approvals, permits or licenses may lead to the imposition of penalties and other liabilities (including criminal) against IDBD, DIC or the relevant subsidiaries, including fines and/or revocation of such approvals, licenses or permits. Revocation of such approvals permits or licenses may significantly harm subsidiaries whose operations depend on them (such as companies in the communication and/or the insurance sector). Some licenses are subject to an expiration date, and are subject to renewal from time to time, in accordance with their terms and the provisions of the law. There is no certainty that the said licenses will be renewed in the future and/or under which conditions. Non-renewal of a permit or license, as stated above, and/or the directives of regulators in sectors in which subsidiaries of IDBD and DIC operates, may have an adverse effect on the business position, capital, cash flows and profitability of our consolidated that operate under such permit or license, and accordingly, our results of operations. For more information please see “The implementation of the Law to Promote Competition and Reduce Concentration may have implications on IDBD, DIC and their respective subsidiaries.”

Litigation, including actions on consumer issues and environmental protection issues may have an impact on IDBD, DIC and their respective subsidiaries.

IDBD and DIC and its respective subsidiaries, may be subject, from time to time, to litigation, including class actions, related to consumer and environmental issues, in material amounts, which are sometimes higher than their equity capital, and they must defend themselves against them, at considerable cost, even if these claims are unfounded from the outset. For more information see “Item 8 - Financial Information – Legal Proceedings.”

IDBD, DIC and their respective subsidiaries may face environmental risks.

Some of the subsidiaries which are held by IDBD or by DIC are subject to various requirements from different authorities which oversee environmental protection. In recent years, there is an ongoing trend of increased regulatory requirements with respect to the environment, health and agriculture, in Israel and abroad, which has caused an increase in the amount of costs of operations of IDBD, DIC and their respective subsidiaries. Changes in the policy of those supervising authorities, new regulation or enhanced requirements to comply with these regulations may affect the profitability of the relevant subsidiaries, and in turn, the profitability of IDBD and DIC, respectively.

IDBD and DIC are exposed to potential steps if such will be taken by its debenture holders including a potential action requesting IDBD’s insolvency.

The taking of legal action against IDBD or DIC by their debenture holders may harm the ability of IDBD or DIC to continue repaying its debts according to their amortization schedules and may lead to a demand to make future liabilities (mainly to the borrowing corporations) for immediate repayment, for more information see “Item 8 - Financial Information – Legal Proceedings”. A deterioration in DIC’s financial ratios, a decline in the value of its principal holdings and an increase in the yields on which DIC’s debentures are traded may make it difficult for DIC to recycle its debts and to impose restrictions on DIC’s activity on the part of the credit providers, mainly the holders of DIC’s debentures and/or the trustees of DIC’s debenture holders that DIC is unable to estimate and/or assess their full effect on it and/or its ability to cope with its liquidity challenges. To date the terms of DIC’s debentures do not include an undertaking to comply with financial covenants, except for financial covenants relating to debentures (Series 10) of DIC, which constitute grounds for adjusting the interest rate only.

As of the date of this annual report, IDBD's cash flow and its ability to meet its financial debt commitments, faced the following challenges: As of June 30, 2019, IDBD had negative equity at that date, negative operating cash flow and a low credit rating of its debentures that caused that certain bondholders hire a representative and legal advisors to evaluate a potential procedure for declaring the insolvency of IDBD. Despite these potential claims, the Board of Directors of IDBD had a cash flow forecast for a period of 24 months that assumes that IDBD will receive, among other things, cash from the realization of private investments which are directly owned by IDBD, in such way that IDBD expects to fulfill all its obligations for the next 24 months. Additionally, IRSA’s Board of Directors has approved a commitment to make capital contributions in Dolphin for up to NIS 210, in accordance with a schedule of commitments acquired by Dolphin with IDBD as described below between September 2019 and September 2021. IRSA is the guarantor of these commitments. For more information see “Item 4. Information about the Company – Operation in Israel”.

Dolphin’s the commitment to make contributions to IDBD subject to the following: (i) the NIS 70 that was contributed on September 2, 2019; (ii) the NIS 70 to be provided by September 2, 2020 and (iii) the NIS 70 to be provided until September 2, 2021. In accordance with Dolphin’s and IDBD's commitment, these contributions may be considered capital contributions which will result in the issuance of new IDBD shares in favor of the controlling company, or may be granted in the form of a subordinated loan. IDBD will have the right to request an advance of up to NIS 40 as an advance of the second installment payment if it does not have the resources to finance the third buyer of Clal (“Item 4. Information about the Company – Operation in Israel”), subject to the approval of the Audit Committee and Board of Directors.

The commitments and other restrictions resulting from the indebtedness of IDBD and DIC have no effect on IRSA since such indebtedness is without recourse to IRSA, nor has IRSA guaranteed it with its assets, notwithstanding IRSA’s commitment to provide capital to Dolphin as described above. Based on the foregoing, IRSA's financial risk with respect to the Operations Center in Israel is limited to the aforementioned commitments and the equity risk, limited to the net assets of the Operations Center in Israel, as of June 30, 2019.

DIC and some of its subsidiaries are exposed to risks of losses with regard to cash deposits and financial assets held by financial institutions and brokers.

Cash deposits and material financial assets of DIC or its subsidiaries are held through financial institutions and brokers, and DIC and its subsidiaries are exposed to risks of losses in connection with these assets, in certain cases of deterioration in the financial strength of these financial institutions and brokers.

IDBD, DIC and some of their subsidiaries may be affected by restrictions on the sale of assets and guarantees.

IDBD, DIC and some of their subsidiaries are subject to legal contractual and market restrictions (including those which are included in permits and licenses, which may restrict the possibility of realizing its securities or the possibility of pledging them (including due to restrictions on the realization of such pledges) by IDBD, DIC or by their subsidiaries.

DIC and its subsidiaries may be affected by restricted investments.

DIC and its subsidiaries are subject to legal restrictions in the execution of new investments or in increasing existing investments in subsidiaries in certain cases. DIC and its subsidiaries are also subject to restrictions according to law or according to the directives of various regulatory entities in their business operations in Israel and abroad. Such restrictions by virtue of the law, by virtue of the provisions of various regulatory entities and various contractual restrictions may limit DIC’s ability to take advantage of business opportunities for new investments or to increase or realize existing investments. For more information, see “Regulation and Government Supervision—General regulations applicable to our business in Israel—Concentration Law.”

IDBD, DIC and some of its subsidiaries may be affected by changes in legal proceedings in the field of companies laws and securities laws.

In recent years, an increasing trend has taken place in the filing of class actions and derivative claims in the field of corporate and securities laws. In consideration of the above, and of the financial position of IDBD and DIC and the group’s holding structure, claims in material amounts may be filed against IDBD and DIC, including in connection with its financial position and cash flows, issuances which it performs, and transactions which were performed or which were not completed, including in connection with assertions and claims against IDBD’s or DIC’s controlling shareholders. For more information, see “Business—Legal Proceedings—Operation Center in Israel.”

The damage to the business situation of DIC may be damaged and impact its ability to distribute dividends.

In view of the amount of the DIC’s bond, and the fact that it is secured by a lien on DIC shares without the right of recourse to Dolphin IL, IDBD is exposed to adverse changes in the business condition of DIC and as a result to DIC’s share price, in a manner that the worsening of DIC’s business and/or its financial situation (including as a result of the weakening of the business and/or financial situation of any of DIC’s subsidiaries) may result in a decrease in the value of IDBD and as such harm the value of the guarantee against the bond.

Furthermore, an adverse impact on DIC’s business may affect DIC’s ability to distribute dividends to its shareholders, including Dolphin IL, which is a holding company with no activity, apart from holding DIC shares, and therefore Dolphin IL’s repayment ability is affected, inter alia, from the scope of dividends that DIC distributes, if any.

In addition, to the extent that regulatory changes (including legislative amendments and changes in accounting standards) are adopted, which are stringent with the conditions for distribution of dividends, these may harm the ability of DIC to distribute dividends to its shareholders and as a result affect the solvency of Dolphin IL, which may affect the ability of Dolphin IL to repay the debt to IDBD.

IDBD does not find a buyer for its controlling shares in Clal, the outline for the sale of the shares of Clal set by Commissioner may result in a lower consideration than the consideration IDBD would have received if it sold its shares of Clal itself.

As long as IDBD does not find a buyer for its controlling shares in Clal, the Commissioner is expected to proceed with the realization of the outline set by him, for the sale of the holdings of IDBD in Clal. See “Item 4. Business – Operations Center in Israel – Insurance (IDBD) – Clal.” The sale of IDBD’s holdings in the shares of Clal in accordance with the provisions of the outline may result in a lower consideration than the consideration IDBD would have received if it sold its shares of Clal itself (i.e. without the involvement of the Commissioner) including the sale of the controlling interest (as opposed to the sale according to the outline that is performed by way shares of 5% of the share capital of Clal). Moreover, if we are forced to sell Clal’s shares in the open market, the value of the realizations could be significantly lower than their fair value, affecting the financial condition of IDBD.

IDBD and DIC may be affected by cash requirements, reliance on cash flows of subsidiaries and liquidity.

The cash flows of IDBD and DIC are used to repay debt (principal and interest payments), to finance general and administrative expenses, to make investments, and, if relevant, to distribute dividends as well. One of the main sources for IDBD’s and DIC’s current cash flows includes dividends distributed by its subsidiaries (if and insofar as any are distributed). An additional source for IDBD’s and DIC’s cash flows is through issuance of capital or debt and the sale of assets, including the sale of equity interests in subsidiaries. Changes in the amount of dividends and/or in the value of asset realizations accordingly affect IDBD’s and DIC’s cash flows.

Changes in the domestic and international capital markets, DIC’s financial ratios, a decrease in the value of its principal holdings and the yields on which DIC’s debentures are traded may adversely affect the rating of DIC’s debentures and/or to make it difficult for DIC to raise capital and/or refinance its debts.

In the past, one of the main sources of IDBD’s cash flow was dividends distributed by its subsidiaries. In recent years, the distribution of dividends by IDBD’s subsidiaries (directly or indirectly) has decreased significantly as a result of changes in the business situation, regulation, profitability (including a decrease in the balance of profits available for distribution or the existence of negative profit balances) and the cash flows of the subsidiaries, which adversely affected the cash flow of IDBD and its business operations. Changes that occurred in connection with Clal, including capital requirements from insurers held by it and the appointment of the trustee for most of the holdings of IDBD therein, have and may continue to adversely affect dividend flows from Clal.

Cellcom is exposed to cyber attacks that may have an adverse effect on Cellcom activities

Cyber-attacks may result in equipment failure, loss, disclosure, access, use, corruption, destruction or appropriation of information, including sensitive personal information of customers or employees, or valuable technical information, as well as interference with customer activity. In recent years cyber-attacks against companies have increased in frequency, scope and potential harm. The inability to operate the networks and systems of Cellcom or other suppliers and service providers as a result of cyber-attacks, even for a limited time, is liable to cause such damages, harm Cellcom’s reputation and have a material adverse effect on the results of operations or financial results of Cellcom.

Cellcom is exposed to aggressive competition that may have an adverse impact on Cellcom’s profitability.

The communication market is characterized by significant competition in many of its segments. The current increase, of competition in most of the markets in which Cellcom operates and aggressive price plans by Cellcom’s competitors are expected to continue. Any of the following, may have an adverse impact on Cellcom’s profitability:

(a)
The remaining rates at the current level or their further decline, including as part of a package of services;

(b)
An ineffective wholesale market for landline communication, the effective exclusion of telephone services from the wholesale market, the offering of services not in accordance with the criteria of the wholesale market, without implementation of enforcement measures by the Ministry of Communication, or the pricing thereof in a manner which could negatively affect Cellcom’s ability to offer competitive services packages, and to compete against Bezeq and Hot (due to their dominant status in the landline communication market), or a change to the current regulation that will be less favorable towards Cellcom, considering Cellcom’s dependence on the wholesale landline for supplying landline infrastructure services, the increased competition by Bezeq and Hot, considering their dominance in the landline market, particularly if the structural separation which applies to the Bezeq and Hot groups is canceled before the creation of an effective landline wholesale market;

(c)
Cancellation or easement of the structural separation which applies to the Bezeq and Hot groups;

(d)
The entry of new competitors, including large international or Israeli companies, such as Netflix and Amazon, and other players into the television market, to markets in which Cellcom operates or to make competitive complementary services to Cellcom’s services or the entry of existing competitors into segments in which they were not previously active, or were partially active;

(e)
Non-extensive deployment of a landline infrastructure or if IBC will not become an extensive Internet infrastructure supplier from which Cellcom will be able to purchase such service as expected or entering into a cooperation agreement for the use of such infrastructure with an operator who owns an infrastructure, by Cellcom, taking into consideration the growth of Cellcom’s television and internet services, especially if one of the competitors, who currently does not own such an infrastructure, will deploy infrastructure or will enter into such cooperation, and this may limit the bandwidth included in Cellcom’s proposals vis-à-vis the competitors, since today it depends on the stationary wholesale market;

(f)
Regulatory changes which facilitate the transition of customers between operators;

(g)
Inability or failure to purchase additional frequencies or to purchase frequencies in an amount equal to Cellcom competitors, or to make the necessary investments in Cellcom networks or business in general, in order to maintain Cellcom competitive standing, given its financial situation or otherwise;

(h)
The ability of some of Cellcom’s competitors to obtain better access and contractual terms with international suppliers or foreign operators than Cellcom due to their affiliation with international groups;

(i)
Should the transition to other frequencies, adversely affect Cellcom’s services or Cellcom will be required to bear the costs of changing frequencies, which will not affect competitors;

(j)
Continued increased competition in the end user equipment market.

Changes in legislation or significant regulatory intervention may have an adverse effect on Cellcom activities.

Cellcom operates in a highly regulated market and relies on licenses issued by the Ministry of Communications of Israel to operate most of its business. Such Licenses have to be renewed periodically and may be amended without Cellcom’s consent. See “Item 4. Business–Regulation–Telecommunications.” Other changes in legislation and the extent of such regulatory changes may have adverse effects on Cellcom, including:

(k)
cancellation or easement of the structural separation obligation which applies to Bezeq and Hot, particularly if such cancellation or easement is given before the creation of an effective wholesale market in the landline communication market, if another regulation is passed in the wholesale market that does not benefit Cellcom, including high tariffs for wholesale services, and even more in view of the rapidly growing demand for data capacity for Internet and television services, or non-enforcement of market regulation or a mechanism that does not prevent Bezeq and Hot from reducing tariffs, thereby reducing the gap between wholesale and retail tariffs (“margin squeeze”) or fail to enforce regulation with respect to the landline wholesale market resulting in our continued inability to use additional wholesale services;

(l)
the provision of easements and benefits to competitors, over Cellcom;

(m)
granting permissions for other operators to provide services to Cellcom subscribers which were previously provided only by Cellcom;

(n)
non-renewal of Cellcom’s licenses (or renewal of conditions against Cellcom) and/or the allocation of the frequencies at Cellcom’s possession or demand for the return of allocated frequencies or the restriction of their use, as required, or such allotment under conditions not favorable to Cellcom or a demand to replace frequencies in unreasonable time schedules or while carrying such replacement costs;

(o)
The publication of new frequency tenders before Cellcom needs additional frequencies or before it will have the means to participate in such tenders or to set conditions for the deployment of Cellcom’s network when using these new frequencies, taking into consideration the material investments involved, without any regard to Cellcom’s economic situation;

(p)
authorizing additional competitors to enter the cellular market as operators of the 5G network, which may increase competition in the market;

(q)
the establishment of additional requirements for the provision of easements to competitors with respect to safety or health, including with respect to the construction and operation of base sites;

(r)
Limiting or preventing Cellcom’s cooperation with other operators to deploy a fixedline infrastructure. Furthermore, such restriction or prevention may limit the bandwidth offered by Cellcom compared to its competitors, since Cellcom’s current service is dependent on the wholesale market service;

(s)
the establishment of additional restrictions or requirements regarding the provision of services and products and/or intervention in their terms of marketing, advertising and provision, including regarding existing agreements;

(t)
the establishment of a higher standard of service;

(u)
setting a timetable for the implementation of new requirements in a license that cannot be met;

(v)
the establishment of a more stringent policy with respect to protection privacy;

(w)
the imposition of regulations on Cellcom’s television over internet service, the establishment of unfavorable conditions for the use of digital terrestrial television (DTT) broadcasts, or the imposition of such unfavorable conditions on Cellcom and not on other operators of the television over internet service.

(x)
limitation or prohibition on renewal of licenses and the allocation of additional frequencies since Cellcom is included in the list of Centralization factors (being a subsidiary of DIC), which is published in accordance with the Concentration Law; and

(y)
regulatory developments also affect the risk factors of tariff supervision, licensing of cellsites and the indemnification obligation, non-ionizing radiation and dependence on licenses.

Cellcom may face difficulties in obtaining approvals related to the construction and operation of certain infrastructure.

Cellcom (and its competitors) encounters difficulties in obtaining some of the required approvals for the construction and operation of cell sites, and particularly in obtaining the building permits from the various planning authorities. Cellcom’s ability to maintain and preserve the quality of its cellular services is based in part on Cellcom’s ability to establish cell sites. In addition, in October 2018 new regulations were enacted stipulating procedures for setting up, making changes and replacing existing wireless access facilities, which are exempt from receiving building permits.

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

Material changes in the regulatory environment may lead to a significant decrease in Cellcom’s profitability.

As a result of significant and continuing changes in Cellcom’s regulatory and business environment, its results of operations, profitability and cash flows have declined significantly in recent years, recording a loss in 2018. The continuation of the trend may have an adverse effect on Cellcom’s financial position. The main factor that has led to a continued decline in the results of Cellcom’s activity in recent years is fierce competition, which stems mainly from regulatory developments intended to increase competition in the Israeli communications market. These developments have resulted in significant erosion in prices charged for cellular services and a decrease in equipment sales. As the business environment continues to be characterized by aggressive competition in the various markets in which Cellcom operates, these factors may continue to adversely affect its operations, which may adversely affect its operating results and financial position – which is more volatile than the competitors’ due to the significantly higher debt volume than the competitors. Additional influences may include the need to reduce investments (relative to existing investments and competitors), which may harm its competitive position and potential future growth, adversely affect its ability to raise additional debt and refinance existing debt or adversely affect the terms and price of such debt raising, which as a result may have a material adverse effect on Cellcom’s financial position and cause it to be required to raise capital through the issue of shares, inasmuch as such a step will be possible.

Cellcom depends significantly on its licenses, therefore a loss of one of its licenses could materially impact the business

Cellcom provides communication services under licenses granted by the Ministry of Communication, which are subject to changes, including changes that are contrary to Cellcom’s position. A material breach of the terms of the licenses may result in the revocation of the licenses (and as a result to Cellcom’s inability to continue operating in any of the communications fields in which it operates by virtue of the said licenses). Violation of the licenses’ provisions could lead to the imposition of substantial financial sanctions on Cellcom.

Cellcom depends significantly on technology and technological improvements which require investments in order to maintain competitiveness.

The communication market is characterized by rapid and significant changes in technology, requiring investment in advanced technologies in order to stay competitive.

The increase in the volume of data communications, both in the fixed line and in the cellular network, is expected to continue in the future, in order to meet the increasing demand for data communication, Cellcom is required to upgrade its transmission network, and also to invest in its 4G network. To meet the growing demand for data traffic on the fixed-line network and in order to find more cost-effective alternatives for acquiring capacity from large-scale infrastructure providers, Cellcom has begun deploying its infrastructure to residential areas and also entered into an investment transaction at IBC. The deployment of such infrastructure is expensive and requires managerial attention that can be directed at other activities. In addition, the Ministry of Communications informed Cellcom that it had been instructed by the International Telecommunication Union to adapt the frequencies used by Israeli cellular operators to European standards. As a result, Cellcom and another cellular operator that uses certain frequencies according to the American standards will be required to switch to 900 MHz frequencies corresponding to the international standards for the region, no later than March 22, 2021, instead of the current allocation of 850 MHz frequencies to Cellcom, which expires on February 1, 2022. The Ministry of Communications has not yet determined what the method and timetables according to which the aforesaid replacement will be performed, including temporary frequency assignments as required. The Ministry of Communications noted that Cellcom will be able to use temporary relief for the Planning and Building Law, 5725-1965, which allows, under certain conditions, the replacement of cellular sites without obtaining a building permit. Such exchange of frequencies involves a complex and sensitive engineering project that requires substantial investments and the replacement of radio equipment at all of Cellcom’s cellular sites, which may, during the course of the project, adversely affect Cellcom’s products and services or their quality, and to impose a material difficulty on Cellcom both financially and operationally. Cellcom approached the Ministry of Communications and clarified that such an exchange requires a longer timetable in order to prepare accordingly. The execution of the said replacement in accordance with the short timetable set by the Ministry of Communications will increase the negative impact on Cellcom. Some of these alternative frequencies are not specifically specified in NOP 36 and therefore this will add difficulty to such replacement.

In July 2019, the Ministry of Communications released a frequency tender that includes Generation 5 services, expected to run in the fourth quarter of 2019. The tender includes 30 MHz in the 700 MHz frequency band, 60 MHz in the 2600 MHz frequency band and 300 MHz in the 3500-3800 MHz frequency band. The tender is open to mobile network operators only, except 100 MHz in the range of 3,500-3,600 MHz, which will be open to every contestant. New entrants will only be able to offer unique Generation 5 services. Cellular operators with a shared network will make a joint bid (subject to the prior approval of the Tender Committee). The tender sets a frequency limit for a new network / challenger, coverage requirements, times and quality for winning in certain frequency areas. The tender also includes easements and incentives based on performance.

Further, considering the available quantity and the maximum number of frequencies per network, it seems that not every MNO bidder will be able to win 700 MHz (which will be used as the main increase frequency coverage for 5G services) or may receive fewer frequencies than its competitors. This could lead to a “bidding war” and harm Cellcom’s ability to provide 5G services and may adversely affect its competitive position and consequently it’s operating results. A frequency tender will require Cellcom to make additional investments in the purchase of frequencies and additional investments in the networks, while its intention is to reduce expenses and investments. Participation in the frequencies tender and the said additional investments (if such a “bidding war” takes place) may have a material adverse effect on the results of Cellcom’s operations.

Given Cellcom’s low profitability at this time, it may be forced to reduce its investment in its business, including in networks, or in relation to the frequency tender, which could adversely affect Cellcom’s services, competitiveness and results.

If Cellcom fails to compensate for an increase in expenses or investments (especially compared to competitors, not each of which will be required to make similar investments or pay increased expenses), the results of Cellcom’s operations may be materially affected.

Cellcom’s operations depend on a number of complex information systems and technologies, including billing systems. Problems in complex systems that change and expand on a regular basis are unavoidable. Any malfunction in any of Cellcom’s systems that adversely affects its ability to provide services or products to its customers or to charge for them may result in a loss of revenues to Cellcom and adversely affect Cellcom’s brand perception and expose Cellcom to claims. In addition, Cellcom is in the process of implementing a unified customer service system for the mobile and fixed-line sectors, which may lead to higher than expected costs, require significant administrative attention that could have been directed to ongoing management, and may even cause unexpected operational difficulties and failures. All of which could adversely affect the results of Cellcom’s operations.

Cellcom depends on certain suppliers.

Cellcom is dependent on a number of suppliers that provide it with network equipment, end-user equipment, content and content management services, information systems and infrastructures. Cellcom’s business results may be adversely affected if any of its suppliers will not supply its products and/or services at the required quality or on time, or on terms which are not beneficial to Cellcom, or provide Cellcom’s competitors with better conditions or if the suppliers fail to produce successful or sought-after products/content in the absence of an equivalent alternative or if the suppliers increase prices. In addition, Cellcom relies on agreements with foreign operators to provide cellular roaming capabilities to its cellular subscribers, international telephone services to its cellular and landline subscribers. Cellcom cannot control the quality of service provided by foreign suppliers.

Cellcom may be affected by its debt.

Cellcom has raised a significant amount of debt. This situation increases Cellcom’s exposure to market changes and makes it difficult to respond quickly to changes in the industry and in the competitive market conditions, including by raising additional debt. As of June 30, 2019, Cellcom’s debenture balance value in books amounts to approximately NIS 3,523 million (not including accrued interest of NIS 48 million). A change for the worse in Cellcom’s results of operations, and any additional reduction of Cellcom’s rating and its bonds may adversely affect also the price and terms of Cellcom’s current debt, and the raising of additional debt. In addition, as of today, interest rates are very low and an increase in interest rates may increase debt raising costs in the future.

The financial condition of the contractors may affect PBC’s operations and results.

The financial condition of the contractors in Israel is likely to have an impact on the financial results and operations of PBC and its results, due to the reduction in the supply of active contractors, the increase in construction prices and the continuation of project construction schedules.

PBC results of operations may be affected by the increase of the supply of rental areas.

A significant decrease in the growth rate in the Israeli economy and a significant increase in the surplus supply of rental areas due to the construction of additional office and commercial areas may cause a decrease in the rental prices, which may affect the income of PBC from revenue-generating properties.

The state of the high-tech industry may affect PBC’s results.

A deceleration in the high-tech industry in Israel and abroad may cause a decline in demand for income-producing properties for this sector, as well as a decline in the rental prices of these properties, which may have a negative effect on the financial results and operations of PBC.

Shufersal may be affected by competition that may have an adverse effect on its profitability.

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

Most of Shufersal’s employees are covered by collective labor agreement, and Shufersal cannot be certain that this agreement will be renewed, from time to time, or renegotiated in the same or familiar terms or without involving any direct action by the union, such as a strike. If a dispute arises with employees which involves a strike or adverse effect to the activities of Shufersal or such events may have an adverse effect on Shufersal’s business affairs, financial position and results of operations. Additionally, any re-negotiation of collective agreements results in additional payroll expenses which may affect our profitability and result of operations.

A defect in a product of Shufersal’s brand may imply a fall in reputation.

Shufersal has a wide variety of branded food and beverage products which enjoy many years of reputation, as well as products under the private brand. Negative publicity to this reputation by means of various publications, or by other means, may affect Shufersal’s sales and adversely affect Shufersal’s profitability, regardless of the correctness of those publications. Additionally, a defect in a certain product may also affect the brand under which Shufersal sells that product, as well as the entire family of products which is marketed under the same brand. Shufersal is committed to protecting its brands and reputation by ensuring the quality of the raw materials used in manufacturing the products, production processes, finished products and advertising messages. In addition, Shufersal has a reputation for its various activities, including in the food retail segment in all its components. Some of Shufersal’s activities are carried out through sub-contractors. The actions and omissions of the sub-contractors of Shufersal may damage the reputation and the brand “Shufersal” or any of the sub-brands of Shufersal and harm Shufersal’s business activity and its financial results.

A failure in information processing and IT systems and Cyber risks may adversely affect Shufersal’s operating activities.

Shufersal makes use of various information and IT systems. Shufersal’s central information systems (and their backup systems) are located in and around the logistical center which is used to manage its distribution network. Shufersal takes various steps in order to ensure the functionality and reliability of the various information and IT systems, including by securing and backing up the information. However, a collapse of the information and IT systems may have an adverse effect on Shufersal’s operating activities. However, the collapse of the computer and information systems could have an adverse effect on Shufersal’s current operations. Shufersal uses computer systems and software, some of which are based on licenses. Many of these licenses are not limited in time, but Shufersal contracts with the license holders in agreements to receive service and support for the said software and systems for periods of one year. Shufersal is meticulous in its commitment to suppliers with good reputation and financial strength. However, if these suppliers are unable to continue supplying Shufersal with their services, Shufersal will be forced to enter into agreements with other suppliers, which may adversely affect the support for managing retail processes in the short term. In addition, Shufersal, like any other company, is exposed to the risk of infiltration and theft by foreign entities of its information and computer systems. Shufersal operates in accordance with internal procedures to reduce its exposure to such hacking activity, and it also has an insurance policy covering cyber risks. Notwithstanding the above, the aforesaid does not guarantee that Shufersal’s databases will be completely immune from penetration and theft of information relating to Shufersal and its customers.

Shufersal growth may be limited by the Anti-trust law in case it pursues any future operations in the food retail segment.

Shufersal achieved a significant part of its past growth by acquiring various retail operations. Future acquisitions of various operations in the food retail segment by Shufersal may require approval of the Antitrust/competition Authority, which may not be granted, and if granted, under what conditions. Taking into account the structure of the retail market, together with restrictions imposed on Shufersal by law, and with reference to the provisions of the Food Law, the growth of Shufersal through the acquisition of a material entity in the retail segment is, in Shufersal’s opinion, with small chances of materialization.

The implementation of Shufersal’s strategies may affect its business results.

Shufersal’s business strategy, as approved by its board of directors, requires considerable resources from Shufersal, including large financial investments, in connection with the establishment of automated delivery centers, investments related to “Be” network and more. Shufersal’s non-compliance with its business objectives and strategy may materially affect the business results of Shufersal, its liquidity, the value of its assets, the state of its business, its credit rating, its ability to distribute dividends, and its ability to raise financing for its operations.

Shufersal is subject to risks arising from a mismanagement of its commercial areas.

In accordance with Shufersal’s business strategy, Shufersal intends to expand its online operations. As a result, with the increase in this segment of Shufersal’s activity (if Shufersal succeeds in realizing its business strategy and online activity will indeed increase), Shufersal’s need for physical trading areas will be reduced. Mismanagement of the aforesaid commercial areas by Shufersal, as well as Shufersal’s inability to free itself from existing rental contracts, could cause a surplus in Shufersal’s commercial space, which does not have any income or business value that could become burdensome assets, and thus could cause damage to Shufersal’s business results.

Variations in interest rates may affect the value of Clal.

From an economic point of view, the primary exposure of Clal is to interest rate decreases, since the average lifetime of its liabilities is significantly longer than the average lifetime of the assets. A decrease in the interest rate may lead to impairment in the solvency ratio. In the current interest rate environment, Clal is also exposed from an accounting standpoint to losses in certain scenarios involving an interest rate decrease due to the impact of such changes on the discount rates that are used in the calculation of the reserves for pension, and in the liability adequacy test (“LAT”) and in a scope which may exceed the capital gains which will be created in that scenario with respect to interest-sensitive assets. However, Clal may also be exposed to certain scenarios of an increase in interest rates. It should be noted that from a long-term perspective, Clal is also exposed to a continuing low level of interest rates, with an emphasis on the linked interest rate.

Clal may have to face risks related to inflation.

Clal is exposed to an increase in the inflation rate, due to the fact that the majority of insurance liabilities of Clal are adjusted on a quarterly basis in accordance with the inflation rate, while the assets held against them are not necessarily CPI-linked.

Clal may face other assets price risk.

Clal has exposure to alternative investments, which include investments in real estate and in real estate funds, investment funds, non-marketable stocks and additional investment instruments which are exposed to changes in their value.

Clal may face credit risks.

Clal is exposed to the possibility of financial loss as a result of a decrease in credit rating and the insolvency of borrowers and other debtors (through its exposure to financial assets in the assets portfolio, through activities involving policies in accordance with the Sales Law, and credit insurance and through exposure to other debtors). With respect to its investments in debt instruments Clal is exposed to a decline in the value of the assets. Additionally, an increase in insolvency of businesses in Israel may also increase the amounts of claims of the directors’ and officers’ liability insurance sector in which Clal operates, and the scope of employers’ debts with respect to the non-transfer of payments for pension insurance with respect to their employees. In its portfolio of assets, Clal is exposed to the various market sectors, of which the main ones are the banking and financial industries, the real estate in Israel sector, and the infrastructure and energy sector. A decline in activity, slowdowns or crisis in such sectors may have a negative impact on our investments and, thus, on the results of our operations.

Clal may face insurance risks that may have an adverse effect on the business results of the company.

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

The rates of cancellation, freezing and transfers constitute a significant assumption in the life and health insurance businesses, due to the fact that the profitability in this segment is based on a margin in premiums, and on the collection of management fees throughout the lifetime of the policy. The portfolio level preservation also constitutes a significant risk in the management of pension funds and provident funds. The cancellation of policies also leads to the write-off of deferred acquisition costs with respect to those policies.

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

The activity of the Clal Group is subject to many legal provisions and to the supervision of various regulatory entities. The operations of Clal’s institutional entities and agencies are conditional upon holding the licenses and permits required for activity in the areas of operations of Clal, including withstanding the regulatory capital requirement. In addition, material activities in Clal group are subject to detailed and complex regulations, in particular, the insurance and long-term savings activities are subject to regulatory directives which change from time to time, with respect to products which were sold over many years, and which have long insurance coverage periods and/or savings periods.

Clal may face liquidity risks.

Clal may face liquidity challenges due to the uncertainty associated with the date in which Clal will be required to pay financial liabilities, claims and other benefits to policyholders and to other beneficiaries, relative to the total amount of reserves which are available for this purpose at that time. Liquidity risk may increase upon the materialization of a significant catastrophic event.

Clal may have to face risks related to model, risk and underwriting risk.

Clal is exposed, in its insurance activities, to the risk of the selection of a wrong model for pricing, for the estimation of insurance liabilities, to risk of the use of incorrect parameters in models, and to risk of the use of incorrect pricing as a result of deficiencies in the underwriting process.

Clal is exposed to operational risks.

Clal is exposed to risk of loss due to inadequacy or failure of internal processes, people and systems, or due to external events. In light of the scope of activities of Clal, which manages, as of December 31, 2018, assets totaling approximately NIS 197 billion (of which, a total of approximately NIS 165 billion involve assets managed for others), and despite the actions taken by it to identify the risks and to establish appropriate controls, the scope of its exposure to the operational risks of the type specified above is significant.

Clal depends significantly on technology and technological changes may imply investments in order to maintain competitive.

A significant part of the activities of Clal relies on different information systems. The absence of sufficient infrastructure and/or deficiencies and/or failures in the computerized information systems may cause significant adverse effects to Clal operations.

Clal is exposed to cyber risks.

Clal is exposed to cyber risks mainly due to the large volume of sensitive information it possesses and the large volume of funds it manages. These risks include, but are not limited to, the risk of financial damage, interference with the proper and continuous operation of the work processes, the availability, completeness and confidentiality of the information in its possession, and damage to reputation as a result of unauthorized use of its information assets and/or failures in its information security and/or acts of hostile elements.

The activities of Clal depend of external suppliers, and any change on them may imply a risk for Clal.

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

Risks Related to the ADSs and the Common Shares.

Shares eligible for sale could adversely affect the price of our common shares and ADSs.

The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders of common shares or ADSs, or the perception that these sales could occur. These sales also might make it difficult for us to raise capital by selling equity securities at a time and at the conditions that we may deemed appropriate. Eduardo Elsztain, which as of June 30, 2019, was the beneficial owner of approximately 36.4% of our common shares (or approximately 182,491,974 common shares which may be exchanged for an aggregate of 18,249,197 ADSs), may sell or otherwise dispose of any or all of its common shares or ADSs at any time. Sales of a large number of our common shares and/or ADSs may have an adverse effect on the market price of our common shares and the ADSs

If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company “PFIC” for United States federal income tax purposes for the taxable year ending June 30, 2019, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as reporting requirements. See “Item 10. F—Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or ADSs.

On September 12, 2013, Law No. 26,893, which amended Law No. 20,628 (the “Income Tax Law”), was enacted and published in the Official Gazette on September 23, 2013. According to the amendments, the distribution of dividends by an Argentine corporation was subject to income tax at a rate of 10.0%, unless such dividends were distributed to Argentine corporate entities (the “Dividend Tax”)

The Dividend Tax was repealed by Law No. 27,260, enacted on June 29, 2016, and consequently no income tax withholding was applicable on the distribution of dividends in respect of both Argentine and non-Argentine resident shareholders, except when dividends distributed were greater than the income determined according to the application of the Income Tax Law, accumulated at the fiscal year immediately preceding the year in which the distribution is made. In such case, the excess was subject to a rate of 35%, for both Argentine and non-Argentine resident shareholders. This treatment still applies to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

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

The Argentine government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that ADS Depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffered delays or be subject to any additional restrictions, under the current foreign exchange market regulations or future regulations that may be enacted. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. See “Item 10. Additional Information—D. Exchange Controls.”

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

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our Audited Financial Statements prepared in accordance with IFRS. Our shareholders’ ability to receive cash dividends may be limited by the ability of the ADS Depositary to convert cash dividends paid in Pesos into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, to the extent that the depositary can in its judgment convert Pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the depositary will promptly as practicable convert or cause to be converted all cash dividends received by it on the deposited securities into U.S. dollars. If in the judgment of the depositary this conversion is not possible on a reasonable basis (including as a result of applicable Argentine laws, regulations and approval requirements), the depositary may distribute the foreign currency received by it or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

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

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine Companies Law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

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

In 2002, we acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud, and 2009, we increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s directly principal subsidiary. As of June 30, 2019, we had a 62.3% equity interest in IRSA (without considering treasury shares) and a majority of our directors are also directors of IRSA. IRSA is one of Argentina’s largest real estate companies and is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping malls and luxury hotels, as well as the sales and development residential properties, it has a 29.9% interest in Banco Hipotecario, one of the main financial institutions in the country, and selected investments outside of Argentina. Also, IRSA has international investments, both in the United States in relation to the lease of office buildings (Lipstick Building) and hotels, through "Condor" a hotel REIT in that country, and in Israel, through IDBD and DIC, one of the largest and most diversified investment groups of Israel, which, participates in numerous markets and industry sectors, including real estate, retail, agroindustry, insurance, telecommunications, among others.

In March 2008 we launched and offered to sell up to which 180 million shares. In the local and international markets, which were fully subscribed. In addition, each shareholder received, without additional cost, one warrant for each share subscribed. The proceeds allowed us to expand our international operations to Paraguay and Bolivia.

As of June 30, 2019, we owned, directly and though our subsidiaries, 23 farms, with a total area of 599,615 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years.

In line with our international expansion strategy, in September of 2005 we participated in the creation of Brasilagro with the purpose of replicating our business model in Brazil. We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Investments S.A. and Agro Managers S.A. On May 2, 2006, BrasilAgro’s shares were listed on the Novo Mercado of the Brazilian Stock Exchange (“BOVESPA”) with the symbol AGRO3 and on November 8, 2012, Brasilagro’s ADRs became listed on the NYSE, under the ticker LND. As of June 30, 2019, we held a 43.3% interest in Brasilagro’s stock capital, which, as of June 30, 2019 has 8 farmland properties and 185,146 hectares under management Brazil and Paraguay.

As part of a series of transactions that implied a further expansion of the Company’s agricultural and cattle raising business in South America, in July 2008, the Company purchased, through various companies, 12,166 hectares located in Santa Cruz de la Sierra, Republic of Bolivia, for a total price of US$ 28.9 million. In September 2008, the Company entered into a series of agreements for accessing the real estate, agricultural and cattle raising and forestry markets of the Republic of Paraguay. Under these agreements, a new company was organized together with Carlos Casado S.A., named Cresca S.A. (“Cresca”), in which the Company held a 50% interest and acted as adviser for the agricultural, cattle raising and forestry exploitation of a 41,931-hectare rural property and up to 100,000 additional hectares located in Paraguay. In 2016, together with our partner Carlos Casado and after an attempt to sell Cresca to a third party, we decided to split-up Cresca distributing Cresca´s assets among the shareholders. We hold our assets in Paraguay through Palmeiras and Morot’, two subsidiaries formed in Paraguay. In February 2018, the distribution of Cresca´s assets to its shareholders was completed.

Significant acquisitions, dispositions and development of business

Agricultural business

Sale and purchase of Farmlands

Cresca Spin-Off

In December 2013, Brasilagro acquired a 50% interest in Cresca S.A., a company that owns 141,931 hectares of rural land in Paraguay, of which approximately 71,000 hectares were plowable, but less than 12,000 hectares of which were cultivated when acquired, and approximately 70,931 were protected by environmental regulation. On October 5, 2016, Brasilagro entered into an agreement with Carlos Casado S.A. (“Carlos Casado”), its partner in Cresca at the time, pursuant to which Brasilagro agreed to try to sell all the land that Cresca owned for a 120-day period as of the execution date of the aforementioned agreement. Further to the provisions of the agreement, Brasilagro and Carlos Casado also agreed to split ownership of the land among Brasilagro and Carlos Casado if either party failed to dispose of the totality of the land within the 120-day period.

As the properties were not sold to third-parties, on June 6 and June 8, 2017, Brasilagro and Carlos Casado decided to proceed with the spin-off of Cresca, whereby Brasilagro would separate and divide the assets and liabilities of Cresca, and Cresca would distribute them to Brasilagro and to Carlos Casado. As a result of this transaction, Brasilagro now has the following two subsidiaries that received Cresca’s assets and liabilities: (i) Palmeiras S.A. (“Palmeiras”), which was incorporated on December 16, 2016 to operate the activities of Brasilagro’s investment in Cresca S.A. and (ii) Agropecuária Moroti S.A. (“Moroti”), a subsidiary that received, on February 9, 2018, upon the conclusion of the formal spin-off process, all other assets and liabilities of Cresca attributed to Brasilagro, including land and debts.

On February 9, 2018, the spin-off of Cresca was concluded and the portion of assets and liabilities attributed to Brasilagro was transferred to the wholly-owned subsidiary Moroti. As of June 30, 2019, Moroti owned 59,585 hectares, of which 34,673 were plowable.

The consideration for the acquisition of the business is the investment previously held in Cresca. The Company has recognized gains of Ps.881 million as result of this transaction.

La Esmeralda

On July 20, 2017, we executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. On June 25, 2018, the Company has made effective with the sign of the deed and delivery of the property, the sale of "La Esmeralda" farm. The amount of the transaction was set at US$ 19 million, of which US$ 7 million have been already paid. The balance, guaranteed with a mortgage on the property, will be collected in 4 installments of the same amount ending in April 2022, which will accrue an annual interest of 4% on the remaining balances. The gain from the sale amounts approximately to Ps.480 million.

Jatobá

On June 13, 2018, the Company, through its subsidiary Brasilagro, entered into an agreement for the sale of of 9,784 hectares (7,485 are production hectares) of the Jatobá Establishment, a rural property located in the Municipality of Jaborandi. On July 31, 2018, the buyer made the payment of the first installment of 300,000 bags of soybeans, equivalent to an amount of Ps.225 million. The remaining balance will be paid in six annual installments. No gains here recognized since almost all of the hectares sold corresponded to the Investment Property, and therefore were valued at fair value.

On June 2019, the Company through its subsidiary BrasilAgro entered into an agreement for the sale of 3,124 hectares of the Jatobá Farm. The total amount of the sale is 285 soybean bags per hectare of plowable land or Ps.543 million. The buyer made an initial payment of Ps.58 million and on July 31, 2019 paid an additional Ps.58 million; the remaining balance, equivalent to 563,844 soybeans bags, will be paid in six equal annual installments. This sale was accounted on June 30, 2019, the gain of this transaction amounted Ps.401 million.

La Suiza

On June 29, 2018 Cresud signed a deed with a non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of "La Suiza". The total amount of the transaction was set at US$ 10 million, of which US$ 3 million have been already paid. The remaining balance of US$ 7 million, guaranteed by a mortgage on the property, will be collected in 10 installments of the same amount ending on June 2023, which will accrue an annual interest of 4.5% on the remaining balances. The gain of the transaction amounts approximately to Ps.266 million.

Alto Taquari

On November 21, 2018, the Company through its subsidiary BrasilAgro entered into an agreement for the sale of 103 hectares of Alto Taquari farm. The total amount of the sale was 1,100 soybean bags per hectare of plowable land equivalent Ps.80 million. The buyer made the initial payment of 22,656 soybeans bags equivalent to Ps.17 million; the remaining balance will be paid in eight biannual installments. The Company has recognized gains of Ps.64 million as result of this transaction.

Urban properties and investments business

Operation Center in Argentina

Sale of ADS and shares from IRSA CP

During October 2017 and February 2018, IRSA and its subsidiaries completed the sale in the secondary market of 10,420,075 ordinary shares of IRSA CP, par value Ps.1 per share, represented by American Depositary Shares (“ADSs”), representing four ordinary shares each, which represents nearly 8.27% of IRSA CP capital for a total amount of Ps.4,454 million (US$ 140 million as of the date of the transaction). After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.34%. This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps.414 million, net of taxes.

Distribution of a dividend in kind

On October 29, 2018 IRSA’s Shareholder’s meeting was held, whereby the distribution of a dividend in kind for an equivalent of Ps.1,827 million payable in shares of IRSA CP was resolved (equivalent to Ps.2.44 per share). The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to be revised. For the distribution, the value of IRSA CP share was taken as of October 26, 2018, which was Ps.220 per share. The number of shares distributed amounted to 6,418,182. This transaction was accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps.1,073 million, restated as of the date of these financial statements. The stake of the Company in IRSA CP as of the date if these financial statements is 83.80%

Sale of Tarshop

On February 14, 2019, IRSA CP sold its entire stake in Tarshop to BHSA. With this acquisition BHSA became the holder of 100% of the capital of said company. The result transcended to third parties for this transaction was approximately Ps.131 million restated as of the date of these financial statements.

Purchase of equity interest in HASA (owner of Libertador Hotel)

On February 28, 2019, the Company reported acquired, from an unrelated third party, the twenty percent (20%) of HASA for an amount of US$ 1.2 million. As a result of this acquisition, IRSA holds 100% of HASA's share capital. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the controlling shareholders by Ps.2 million restated to these financial statements.

Operations Center in Israel

Partial sale of Clal

Sales and transactions with Swaps

On each of May 1, 2017, August 30, 2017, January 1, 2018, May 3, 2018 and August 30, 2018, continuing with the instructions given by the Israel Capital Market, Insurance and Savings Commission, IDBD sold 5% of its stake in Clal, and on January 2, 2019 4.5%, with a subsequent swap transaction with a 2 year expiration date of each transaction. The consideration for the transactions amounted to an approximate amount of NIS 944.5 million, which is partially restricted according to these agreements until the swap expires. These transactions did not meet the de-recognition criteria so the Company maintains the asset in “Financial assets available for sale” and accounts for the swaps as a financial liability.

As of June 30, 2019, NIS 442 million (equivalent to Ps.5,269 million) remained under guarantee for the fulfillment of the potential results of said swaps and are presented as “restricted assets”.

Other sale agreements

On May 2, 2019, continuing with the instructions given by the Israel Capital Market, Insurance and Savings Commission, IDBD entered into sales agreements with two unrelated parties (the “Buyers”), according to which each of the Buyers will acquire Clal shares representing 4.99% of its share capital at a cash price of NIS 47.7 per share (approximately Ps.602 per share). In addition, they were granted an option to acquire additional Clal shares for approximately 3% of the issued capital, for a period of 120 days (subject to obtaining a holding permit) at a price of NIS 50 per share.

Additionally on the same day, IDBD also entered into an agreement with a third unrelated buyer (the "Additional Buyer"), according to which the Additional Buyer will receive an option from IDBD, valid for a period of 50 days, to acquire approximately 4.99% of Clal shares (and not less than 3%), at a price of NIS 47.7 per share (approximately Ps.602 per share). Subject to the exercise of the option by the Additional Buyer, the price will be paid 10% in cash and the rest through a loan that will be provided to the Additional Buyer by IDBD and/or by a related entity and/or by a banking corporation and/or financial institution, under the agreed conditions.

The aforementioned agreements include, among others, a commitment by the Buyers and the Additional Buyer to not to sell the shares acquired during an agreed period of 24 months. It is clarified that each of the Buyers and the Additional Buyer have declared and committed to IDBD that there are no agreements or understandings between them regarding the joint ownership of Clal shares that are subject to the aforementioned agreements.

The total amount of Clal shares that can be acquired by the three buyers mentioned above, to the extent that the three agreements are completed and the options are exercised, amounts approximately 18% of Clal's share capital.

Regarding the transactions that were executed by IDBD with respect to Clal´s shares (mentioned above in “sales and transactions with Swap”), IDBD requested the Commissioner to grant his consent to update the terms, so it will allow the sale of Clal shares, which are the underlaying asset of the swaps transactions, through over-the-counter transactions, to a private buyer (instead of the sale through the distribution of the shares), and also to allow IDBD to instruct the financial entities through which swaps transactions were executed to execute sales to the Buyers and the Additional Buyer.

On May 3, 2019, IDBD completed the sale of Clal shares representing 4.99% of its share capital to one of the Buyers (the “first buyer”), for an approximate amount of NIS 132 million (approximately Ps.1,665 million) (NIS 47.7 per share). The shares sold will remain in a fiduciary account that has been guaranteed in favor of the Company´s bondholders (Series M), and will, at Clal´s discretion, make a prepayment or make payments in accordance with the program of amortization of the Company´s debentures.

Additionally, on May 2, 2019, a swap transaction with respect to 2,215,521 Clal shares was completed, representing approximately 4% of its share capital, through the sale to another unrelated party (the “Second Buyer”), according to a price per share. In accordance with the agreement with the Second Buyer, the early termination of the Swap Transaction was implemented with respect to the shares representing 1% of Clal´s share capital, in order to complete the sale.

As a result of the aforementioned sales, IDBD holding in Clal was reduced to 20.3% of its share capital (approximately 15.4% through a trust) and the Company owns approximately an additional 24% through swaps transactions.

On June 16, 2019, the Additional Buyer notified its intention to exercise the purchase option for 4.99% of Clal at a price per share of NIS 47.7, in accordance with the terms described above. As of the date of presentation of these financial statements, the additional sale has not been finalized since IDBD has not obtained the necessary financing to carry out the agreement.

On July 29, 2019, IDBD received a letter from the additional Buyer´s attorney, addressed to the Company and the members of its Board of Directors, in which, among other things, it was stated that IDBD had breached the agreement by not completing the execution on time, and that the Additional Buyer insists that IDBD should immediately complete all the actions required to fulfill the agreement.

As of the date issuance of these annual report, the negotiations between the parties regarding the terms of the loan agreement have not yet been completed.

Increase of interest in Cellcom

On June 27, 2018, Cellcom raised its share capital for a gross total of NIS 280 million (approximately Ps.3,441 million). DIC took part in such raise by acquiring 6,314,200 shares for a total amount of NIS 145.9 million (approximately Ps.1,792 million).

Additionally, on December 2018, DIC exercised 1.5 million options (Series 1) of Cellcom held by it in the amount of NIS 31 million (approximately Ps.369 million). In addition, on December 2018 and February 2019, DIC acquired shares of Cellcom at a cost of NIS 19 million (approximately Ps.250 million). As a result of the exercise of the options and the acquisition, DIC’s interest in Cellcom increased by 0.9%. The present transactions were accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps.158 million, restated as of June 30, 2019.

Possible sale of a subsidiary of IDB Tourism

On August 14, 2018, the Board of Directors of IDB Tourism approved its engagement in a memorandum of understanding for the sale of 50% of the issued share capital of a company which manages the incoming tourism operation which is held by Israir for a total consideration of NIS 26 million (approximately Ps.354 million).

Agreement to sell plot of land in USA

On August 2018, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$18 million (approximately Ps.1,073 million).

Sale of real estate

In October 2018, a subsidiary of Ispro sold all of its rights in real estate area of approximately 29 dunams (equivalent to 1 hectare), in which there are 12,700 square meters in the northern industrial zone in Yavneh for NIS 86 million (equivalent to Ps.1,099 million).

Increase in participation in PBC

In December 2018 and February 2019, DIC acquired an additional 4.38% of PBC in the market for NIS 81 million (equivalent to Ps.1,004 million). The present transactions were accounted for as equity transactions, generating an increase in net equity attributable to the controlling company for Ps.71 million restated as of the date of these financial statements.

Repurchase of own shares by DIC

In December 2018, DIC´s Board of Directors approved a plan to buy back DIC shares, for a period of one year, until December 2019 amounting up to NIS 120 million (approximately Ps.1,748 million). Acquisition of securities shall be carried out in accordance with market opportunities, dates, prices and quantities, as determined by the management of DIC, in such a way that in any event, the public holdings shall be, at any time, at least 10.1% of the total issued share capital of DIC.

Since December 2018 as of the date of these financial statements, DIC acquired 12.2 million shares for a total amount of NIS 119 million (approximately Ps.1,427 million). Additionally, in December 2018, minority shareholders of DIC exercised DIC Series 6 options for an amount of NIS 9 million (approximately Ps.122 million).

As a result of the operations described above, the participation of Dolphin IL in DIC increased approximately by 5.4%. The present transactions were accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps.93 million, restated as of the date of these financial statements.

Increase in participation in Elron

In November and December 2018 DIC acquired an additional 9.2% of Elron in the market for NIS 31 million (equivalent to Ps.390 million). Additionally, in June 2019, Elron increased its capital by an issuance of shares, third parties outside the group acquired an amount of NIS 26 million. This transaction was accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps.45 million, restated as of the date of these financial statements.

Changes of interest in Shufersal

On December 24, 2017, DIC sold Shufersal shares, decreasing its stake from 53.30% to 50.12%. The consideration with respect to the sale of the shares amounted to NIS 169.5 million (equivalent to Ps.1,503 million). The transaction was accounted for as an equity transaction generating an increase in equity attributable to the controlling company for Ps.1,192 million.

On June 16, 2018, DIC announced the sale of a percentage of its stake in Shufersal to institutional investors which was completed on June 21, 2018. The percentage sold amounted to 16.56% and the net amount of the consideration was approximately NIS 848 million (equivalent to Ps.9,687 million), consequently DIC lost control of Shufersal, so the Group deconsolidated the subsidiary at that date.

Below are the details of the sale:

06.30.2018
(in million of Ps.)
Cash received	9,988
Remeasurement of the fair value of the remaining interest	20,480
Total	30,468
Net assets disposed including goodwill	(13,225)
Gain from the sale of a subsidiary, net of taxes (*)	17,243

(*) Includes Ps.4,097 million as a result of the sale and Ps.13,146 million as a result of the re measurement at the fair value of the new stake, both included in discontinued operations.

The following table details the net assets disposed:

06.30.2018
(in million of Ps.)
Investment properties	7,229
Property, plant and equipment	46,477
Intangible assets	11,337
Investments in associates and joint ventures	624
Restricted assets	142
Trade and other receivables	21,391
Investments in financial assets	196
Derivative financial instruments	36
Inventories	9,764
Cash and cash equivalents	8,679
TOTAL ASSETS	105,875
Borrowings	33,153
Deferred income tax liabilities	4,369
Trade and other payables	37,297
Provisions	717
Employee benefits	1,967
Salaries and social security liabilities	3,724
Income tax and MPIT liabilities	12
TOTAL LIABILITIES	81,239
Non-controlling interest	11,411
Net assets disposed including goodwill	13,225

Additionally, on November 27, 2018, DIC sold 7.5% of the total shares of Shufersal to institutional investors for a consideration of NIS 416 million (approximately Ps.5,084 million). After this transaction, the company holding went down to 26.02% approximately. The profit for this sale was NIS 27 million (approximately Ps.301 million).

Interest increase in DIC

On July 5, 2018 Tyrus acquired 2,062,000 of DIC’s shares in the market for a total amount of NIS 20 million (equivalent to Ps.343 million), which represent 1.35% of the Company’s outstanding shares at such date. As a result of this transaction, our equity interest had increased from 76.57% to 77.92%. This transaction was accounted for as an equity transaction generating an increase in the net equity attributable to the controlling shareholders by Ps.32 million restated as of June 30, 2019.

Purchase of DIC shares by Dolphin

In connection with the Concentration Law in Israel, Dolphin Netherlands B.V. made a non-binding tender offer for the acquisition of all DIC shares held by IDBD. For purposes of the transaction, a committee of independent directors has been set up to assess the tender offer and negotiate the terms and conditions. The Audit Committee has issued an opinion without reservations as to the transaction in accordance with the terms of section 72 et al. of the Capital Markets Law N° 26,831.

On November 2017, Dolphin IL, a subsidiary of Dolphin Netherlands B.V., subscribed the final documents for the acquisition of the total shares owned by IDBD in DIC.

The transaction has been made for an amount of NIS 1,843 million (equivalent to NIS 17.20 per share of DIC). The consideration was paid NIS 70 million in cash (equivalent to Ps.684 million) and NIS 1,773 million (equivalent to Ps.16,441 million) were financed by IDBD to Dolphin, maturing in five years, with the possibility of an extension of three additional years in tranches of one year each, that will accrue an initial interest of 6.5% annually, which will increase by 1% annually in case of extension for each annual tranch. Furthermore, guarantees have been implemented for IDBD, for IDBD bondholders and their creditors, through pledges of different degree of privilege over DIC shares resulting from the purchase. Moreover, a pledge was granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC that Dolphin currently holds in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors. This transaction has no effect in the consolidation structure and has been accounted as an equity transaction that resulted of a decrease in the equity attributable to the parent for an amount of Ps.328 million restated as of June 30, 2019.

Purchase of IDBD shares to IFISA

On December 2017, Dolphin Netherlands BV, executed a stock purchase agreement for all of the shares that IFISA held of IDBD, which amounted to 31.7% of the capital stock. As a result, as of that date, Dolphin holds the 100% of IDBD's shares.

The transaction was made at a price of NIS 398 million (equivalent to NIS 1.894 per share and approximately to Ps.3,553 million). As consideration of the transaction all receivables from IFISA to Dolphin have been canceled plus a payment of US$ 33.7 million (equivalents to Ps.1,061 million). This transaction was accounted as an equity transaction that resulted in a decrease of the equity attributable to the parent for an amount of Ps.8,177 million restated as of June 30, 2019.

Sale of Israir

On June 30, 2017 IDB Tourism was at an advanced stage of negotiations with Sun d’Or International Airlines Ltd. (“Sun d’Or”), a subsidiary of El Al Israel Airlines Ltd. ("El Al"), and on July 2, 2017, an agreement was signed which has been rejected by the Antitrust Commission on January 10, 2018.

As a consequence of this process, the Audited Consolidated Financial Statements as of June 30, 2018 and 2017 present the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS 56 million (approximately equivalent to Ps.520 million), as a result of measuring these net assets at the estimated recoverable value. We maintained the criteria of classifying the investment as a discontinued operation as established by IFRS 5.

Capital Expenditures

Our capital expenditures totaled Ps.14,443 million and, Ps.15,912 million for the fiscal years ended on June 30, 2019 and 2018, including other property and equipment acquired in business combinations.

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

Fiscal Year Ended June 30, 2019

During the fiscal year ended June 30, 2019, we invested Ps.13,123 million, as follows: (a) acquisitions and improvements of property, plant and equipment of Ps.4,999 million, primarily i) Ps.80 million in buildings and facilities, ii) Ps.3,218 million in communication networks, iii) Ps.1,659 million in machinery and equipment and others iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (Ps.20 million, Ps.10 million and Ps.12 million, respectively); (b) improvements in our rental properties of Ps.2,514 million, primarily in our Operations Center in Argentina; (c) the development of properties for Ps.4,516 million, mainly in our Operations Center in Israel; (d) Ps.1,075 million related to the acquisition of land reserves, and (e) Ps.19 million related to others.

In addition, our main investments in our Agriculture business during the fiscal year 2019 were Ps.1,320 million mainly due (a) acquisition and development of owner occupied farmland for Ps.555 million (Ps.417 million of subsidiary Brasilagro); (b) Ps.407 million in bearer plant; (c) Ps.262 million in other building and facilities; (d) Ps.56 million machinery and equipment: (e) Ps.28 million in vehicles; (f) Ps.6 million in furniture and supplies; and (g) Ps.6 million destined to suppliers advances for proprieties acquisitions.

Fiscal Year Ended June 30, 2018

During the fiscal year ended June 30, 2018, we invested Ps.13,339 million (including Ps.3,309 million from Shufersal, whose assets were deconsolidated due to the loss of control and Ps.523 million from business combination), as follows: (a) acquisitions and improvements of property, plant and equipment of Ps.7,390 million, primarily i) Ps.1,907 million in buildings and facilities, mainly in supermarkets in Israel through Shufersal, ii) Ps.1,741 million in communication networks, iii) Ps.3,376 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (Ps.7 million, Ps.13 million and Ps.8 million, respectively), and v) Ps.338 million related with business combinations (mainly from the acquisition of New Pharm); (b) improvements in our rental properties of Ps.1,328 million, primarily in our Operations Center in Israel; (c) the development of properties for Ps.3,380 million, mainly in our Operations Center in Israel; (d) Ps.541 million related to the acquisition of land reserves, and (e) Ps.185 million related to business combination

In addition, our main investments in our Agriculture business during the fiscal year 2018 were Ps.2,573 million mainly due (a) acquisition and development of owner occupied farmland for Ps.2,050 million (Ps.1,862 million of subsidiary Brasilagro, including Ps.1,558 related to business combination with Cresca); (b) Ps.408 million in bearer plant; (c) Ps.79 million machinery and equipment: (d) Ps.22 million in vehicles; (e) Ps.6 million in furniture and supplies; and (g) Ps.8 million destined to suppliers advances for proprieties acquisitions.

Recent Developments

Operations Center in Argentina

Cresud’s Recent Developments

Notes Series XXV

On July 3, 2019, we issued the Series XXV Notes, for US$ 59.6, bearing a fixed interest rate of 9.0% payable semiannually, which matures on July 11, 2021.

Treasury shares

On August 21, 2019, the Board of Directors of Cresud approved the repurchase of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares, under the terms of Article 64 of Law No. 26,831 and the CNV rules, for up to a maximum amount of Ps.300 million and up to 10% of the share capital in the form of ordinary shares or American Depositary Shares (“ADS”) representative of 10 shares each, up to daily limit of up to 25% of the average volume of daily transactions that the Company's shares have experienced, jointly in the listed markets, during the previous 90 business days, and at a maximum price of up to US$ 10.00 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the exchange rate of the National Bank of at each period. The term for the repurchase period was set up to 120 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

Payment of dividends by Brasilagro

At Brasilagro´s shareholders’ meeting held on October 16, 2019, the shareholders of Brasilagro approved dividends in the amount of Rs.50.0 million, or Rs. 0.93 per share. Such dividends shall be paid to shareholders on November 14, 2019, to holders of record of Brasilagro´s shares as of October 16, 2019.

Security loan to IFISA

On October 18, 2019, the Board of Directors of Cresud has approved the granting of a loan of 3,235,000 American Depositary Receipts (ADRs) of IRSA Inversiones y Representaciones Sociedad Anónima, held by the Company, to Inversiones Financieras del Sur S.A., a company controlled by the Company’s president. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with shares of equivalent value.

Shareholders’ meeting

Our 2019 annual meeting of shareholders was held on October 30, 2019 and it was decided, among others: (1) appointment of regular directors and alternate directors for a term of three fiscal years. See “ITEM 6. Directors, Senior Management and Employees”; (2) approve the distribution of up to 13,000,000 treasury shares rateably according to the shareholders’ shareholding interests;(3) approve a stock capital increase for up to a par value of Ps.180,000,000, through the issuance of up to 180,000,000 common book-entry shares of Ps.1 par value each and entitled to one vote per share, equivalent to 33.49% of the current stock capital, entitled to receive dividends from their subscription date, pari passu together with the shares outstanding as of the time of issuance, with issue premium, through (i) public subscription in the capital markets of Argentina and/or abroad, which may be paid in (a) in kind and/or (b) in cash in argentine pesos and/or foreign currency; and/or (ii) the issuance of convertible notes pursuant to section 17 of law 23,576; and/or (iii) the issuance of warrants. Determination of parameters within which the board of directors will establish the issue premium and its calculation method. Preemptive subscription right and applicable term pursuant to section 62 bis of law 26,831, as applicable or a reduction of the term for up to 10 days pursuant to section 194 of the Corporations Act, as applicable;(4) approve of implementation of incentive plan for employees, management and directors, without issue premium, for up to 1% of the stock capital in effect as of the time of execution of the plan.

IRSA’s Recent Developments

Shareholders’ meeting

IRSA´s 2019 annual meeting of shareholders was held on October 30, 2019 and it was decided, among others: (1) the distribution of a dividend in kind for an amount of Ps.480,000,000 in IRSA Propiedades Comerciales S.A.’s shares to be distributed among the shareholders pro rata to their shareholding interest in the company;(2) appointment of regular directors and alternate directors for a term of three fiscal years. See “ITEM 6. Directors, Senior Management and Employees”;(3) approve a stock capital increase for up to a par value of Ps.200,000,000, through the issuance of up to 200,000,000 common book-entry shares of Ps.1 par value each and entitled to one vote per share, equivalent to 34.56% of the current stock capital, entitled to receive dividends from their subscription date, pari passu together with the shares outstanding as of the time of issuance, with issue premium, through (i) public subscription in the capital markets of Argentina and/or abroad, which may be paid in (a) in kind and/or (b) in cash in argentine pesos and/or foreign currency; and/or (ii) the issuance of convertible notes pursuant to section 17 of law 23,576; and/or (iii) the issuance of warrants. Determination of parameters within which the board of directors will establish the issue premium and its calculation method. Preemptive subscription right and applicable term pursuant to Section 62 bis of law 26,831 or a reduction of the term for up to 10 days pursuant to Section 194 of the Corporations Act, as applicable;(4) approve the implementation of an incentive plan for employees, management and directors, without issue premium, for up to 1% of the stock capital in effect as of the time of execution of the plan.

Payment of capital and interest of Series VII and VIII bonds

On September 9, 2019, IRSA, paid capital and interest of Series VII and VIII bond, pursuant to the terms and conditions of the issuances, as result of that, such Notes were cancelled entirely. On September 12, IRSA reported that we have taken knowledge that the holders of the Series VIII bond whose custody was in accounts abroad, have not collected the capital and interests that had been paid by us in time on September 9th according to the terms and conditions of the issuance. In this regard, IRSA suggest to investors whom have not yet collected the amounts to consult with the corresponding custodian banks about the exchange regulations applicable to date. Notwithstanding the foregoing, the Company is maintaining communications with all the parties involved, committing its best efforts to collaborate.

Capital Contribution in IDBD

On August 30, 2019, IRSA reports that its Board of Directors has approved the subscription of a commitment with Dolphin Netherlands B.V., a Dutch company 100% controlled by our subsidiary Tyrus S.A., to make capital contributions in Dolphin Netherlands B.V. for up to NIS 210,000,000, according to a schedule of commitments made by Dolphin Netherlands B.V. between September 2019 and September 2021 with IDB Development Corporation Ltd. (“IDBD”). It is made known with reference to Dolphin Netherlands B.V. that said company would compromise to make contributions in its 100% controlled IDBD subject to the occurrence of certain facts according to the following scheme: (i) (i) NIS 70 million that were contributed on September 2, 2019; (ii) NIS 70 million to be contributed at any time no later than September 2, 2020 and (iii) NIS 70 million to be contributed no later than September 2, 2021. According to the agreement of Dolphin Netherlands B.V. with IDBD, those contributions may be considered as capital contributions resulting in the issuance of new IDBD shares in favour of the controller company or may be granted in the form of a subordinated loan. Having consulted the Audit Committee in the terms of Chapter III of the Rules of the National Securities Commission, as well as article 110 Inc. h) Section IV of the Capital Market Law Nº26.831, it has issued an opinion without objections to be made regarding the transaction above mentioned. Such opinion is at disposal of the Shareholders in the corporate headquarters.

Class I (Tranche 2) and Class II Notes issuance.

On August 6, 2019, IRSA issued Class I (Tranche 2) and Class II Notes with the following terms and conditions:

Class I Tranche 2 Notes: The amount issued was US$85,171,669 at anissuance price of 103.77% (YTM 8.75% n.a & YTW 7.99% n.a) with interest coupon of 10.0%, quarterly payments and maturity date on November 15, 2020.

Class II Notes: The amount issued was CLP 31,502,600,000 (Peso Chileno linked -equivalent to US$45,005,000); the issue price was 100.0%; with an interest coupon: 10.5% nominal annual; paid semiannually and maturity date on August 6, 2020.

Condor merger agreement

As of June 30, 2019, we owned 2,197,023 ordinary shares and 325,752 Series E shares. On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the Group. The agreement set that each ordinary share, whose nominal value is US$ 0.01 per share; will be canceled before the merger and each interest holder will have the right to receive a cash amount equivalent to US$ 11.10 per ordinary share. Additionally, each Series E convertible share will be automatically canceled and will become entitled to receive a cash amount equal to US$ 10.00 per share.

It is estimated that the operation will be settled between October 2019 and December 2019.

Recapitalization agreement TGLT by IRSA CP

On August 8, 2019, IRSA CP entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. IRSA CP participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of US$1.00 per share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each US$1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of US$1.00 (or its equivalent in pesos). In addition, as a holder of convertible notes of TGLT, IRSA CP entered into an agreement that defers interest payments due on the convertible notes until November 8, 2019 (which may be further defer) and an option agreement by which Class C preferred shares may be subscribed. Finally, in support of the recapitalization plan, IRSA CP entered into a commitment with TGLT to subscribe for newly issued common shares and make capital contributions in kind up to US$24 million. Implementation of the TGLT recapitalization is subject different conditions and the approval of TGLT and CNV.

Coto Residential Project by IRSA CP

October 25, 2019, IRCP has transferred to a non-related third party the rights to develop a residential building (“Tower 1”) on Coto Supermarket airspace located in Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm.

The amount of the operation was set at US$ 4.5 million: US$ 1 million in cash and the balance in at least 35 apartment units, which represent the equivalent of 24.20% of the owned square meters, with a minimum guaranteed of 1,982 sqm.

In a 30 months period since the signature, when certain conditions have been met, IRSA CP must transfer to the same unrelated third party the rights to build a second apartment building.

IRSA CP´s Shareholders’ meeting

IRSA CP´s 2019 annual meeting of shareholders was held on October 30, 2019 and it was decided, among others: (1) approve the distribution of dividends in cash for up to an amount equal to Ps.595,000,000;(2) appointment of regular directors and alternate directors for a term of three fiscal years. See “ITEM 6. Directors, Senior Management and Employees”; (3) approve the implementation of an incentive plan for employees, management and directors, without issue premium, for up to 1% of the stock capital in effect as of the time of execution of the plan.

Operations Center in Israel

CLAL Control Permit

On July 23, 2019, IRSA, reports a material fact in connection with IDB Development Corporation Ltd. (“IDBD”) stake in Clal Insurance Enterprise Holdings Ltd. (“Clal”). In this regard, IRSA inform that Mr. Eduardo Elsztain, as controlling shareholder, notified to the Commission of Capital Market, Insurance and Savings of Israel, that he has withdrawn the application for a control permit in Clal that was communicated to the market on March 29, 2019.

Sale of interest in Gav-Yam

On July 1, 2019, PBC sold approximately 11.7% of its equity interest in Gav-Yam's through private agreements. After this transaction, the holding of PBC in Gav-Yam changed from 51.7% to 40.0%. The consideration received for said sale was NIS 456 million (approximately Ps. 5,472 million at the date of the transaction).

Additionally, on September 1, 2019, PBC sold approximately an additional 5.14% of Gav-Yam, therefore the stake of PBC in Gav-Yam went from 51.7% to 34.9%, the consideration received was NIS 224 million (approximately Ps. 2,688 million as of that day). It is estimated that as a result of these sales, PBC will lose control over Gav-Yam and will deconsolidate this subsidiary.

Agreement to sell plot of land in US

As mentioned in Note 4. D of our Audited Consolidated Financial Statement of the Operations Center in Israel, the agreement for the sale of the land attached to the Tivoli project has been breached and terminated. In July 2019, the Company signed a new agreement for the sale of the aforementioned land, for a total amount of US$ 18 million. At this stage, there is no certainty that the sale transaction will be completed.

Repurchase of DIC debentures

On July 15, 2019, the Board of Directors of DIC approved the application of a plan for the repurchase of its debentures (Series F and Series J), until July 15, 2020, for a total amount of up to an additional NIS 200 million. The aforementioned repurchases will be made in accordance with market opportunities, in accordance with the dates, prices and scope determined by the management of DIC. During the month of July 2019, DIC made the repurchase of its debentures for an amount of NIS 300 million.

Advance payment of Ispro debentures

In August 2019, the Audit Committee and Ispro Board approved the full advance payment of the debentures (Series B), which were quoted in the TASE, the total amount was NIS 131 million. The early cancellation of these debentures will make Ispro an unlisted company for the TASE.

Sale of Clal shares

On August 28, 2019, the second buyer of the transaction described in Note 4.A. of our Audited Consolidated Financial Statement notified the decision to exercise the option for the remaining 3% at a price of NIS 50 per share for a total of NIS 83 million. These shares were delivered through a swap contract.

On September 3, 2019, IDBD concluded an agreement for the sale of an additional 6% of Clal shares, of which 1% will be collected in cash (approximately NIS 29 million) and the remaining 5% through the receipt of IDBD’s own debentures for a nominal value of approximately NIS 190 million. The agreed price of Clal share was NIS 52.5 and the discount value applied to the IDBD negotiable obligations was between 25% -21% discount with respect to the nominal value.

As a result of the aforementioned sales, at the time of closing, the holding of IDBD in Clal directly and through swap contracts will be reduced to 35.3%.

B. BUSINESS OVERVIEW

General

We are a leading Latin American agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil, through our investment in Brasilagro, as well as in other Latin American countries. We are currently involved in several farming activities including grains and sugarcane production and cattle raising. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. In addition, we lease land to third parties and perform agency and agro-industrial services, including a meat packing plant. Our shares are listed on ByMA and the NASDAQ.

We are also directly and indirectly engaged in the real estate business through our subsidiary IRSA and its subsidiaries and joint ventures, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping malls, premium offices, and luxury hotels in Argentina, and owns selective investments outside Argentina, mainly through IDBD and DIC, two of the largest and most diversified investment groups of Israel. IRSA’s shares are listed on the ByMA and the NYSE. We own 62.35% of the outstanding common shares of IRSA.

During fiscal years ended June 30, 2019, 2018 and 2017, we had consolidated revenues of Ps.82,665 million, Ps.69,286 million and Ps.67,907 million, and consolidated (loss) / gain from operation, before financing and taxation, of Ps.(14,786) million, Ps.27,159 million and Ps.3,349 million, respectively. During the fiscal years ended June 30, 2018 and June 30, 2019, our total consolidated assets decreased 9.78% from Ps.557,674 million to Ps.507,989 million, and our consolidated shareholders’ equity decreased 38.72% from Ps.123,461 million to Ps.89,000 million.

Segment information is analyzed based on products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, within this last segment, operating segments are analyzed by geography: Operations Center Argentina and Operations Center Israel. Within each operations center, the Group considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

As from fiscal year 2018 the Chief Operating Decision Maker (“CODM”) reviews the operating income/loss of each operating segment excluding the amounts related to management fees, being such amount reviewed at an aggregate level outside each business. Additionally, the CODM reviews certain corporate expenses associated with each business in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the "Corporate" segment of each operation center. Segment information for the year 2017 has been recast for the purposes of comparability with the present year.

Our Agricultural business is further comprised of four reportable segments:

●
The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; leasing of the Company's farms to third parties; and planting, harvesting and sale of sugarcane. Our Agricultural production segment had assets of Ps.22,192 million and Ps.20,332 million as of June 30, 2019 and 2018, respectively, representing 92% and 94% respectively of our agricultural business assets at both dates. Our Agricultural production segment generated income from operations of Ps.1,654 million and Ps.1,256 million for fiscal years ended June 30, 2019, and 2018, respectively, representing 75% and 38%, of our consolidated profit from operations, from Agricultural Business for such years, respectively.

The segment “agricultural production” aggregate the crops, cattle, sugarcane and agricultural rental and services activities:

●
Our “Crops” activity consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation; the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops activity had assets of Ps.10,340 million and Ps.9,549 million as of June 30, 2019 and 2018, respectively, representing 43% and 44% of our Agricultural Business assets at such dates, respectively. Our Crops activity generated profit from operations of Ps.1,087 million, Ps.1,044 million and loss from operations of Ps.(449) million for fiscal years ended June 30, 2019, 2018 and 2017, respectively, representing 49%, 32% and (132%), of our consolidated profit from operations from Agricultural Business for such years, respectively.

●
Our “Cattle” activity consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle activity had assets of Ps.3,738 million and Ps.3,657 million as of June 30, 2019 and 2018, respectively, representing 15% and 17% of our agricultural business assets at such dates, respectively. Our Cattle activity generated losses from operations of Ps.(50) million, Ps.(290) million and Ps.(113) million for fiscal years ended June 30, 2019, 2018 and 2017 respectively, representing (2%), (9%) and (33%), of our consolidated profit from operations from Agricultural Business for such years, respectively.

●
Our “Dairy” activity was discontinued during fiscal year ended June 30, 2018. Our Dairy activity generated loss from operation of (28) million, for fiscal years ended June 30, 2017, representing (8%), of our consolidated profit from operations from Agricultural Business.

●
Our “Sugarcane” activity consists of planting, harvesting and sale of sugarcane. Our Sugarcane activity had assets of Ps.6,090 million and Ps.5,492 million as of June 30, 2019 and 2018, respectively, representing 25% and 26% of our agricultural business assets at such dates, respectively. Our Sugarcane activity generated profit from operations of Ps.413 million, Ps.330 million and Ps.115 million for fiscal years ended June 30, 2019, 2018 and 2017 respectively, representing 19%, 10% and 34%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

●
Our “Agricultural rentals and Services” activity consists of agricultural services (for example: irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services activity had assets of Ps.2,024 million and Ps.1,634 million as of June 30, 2019 and 2018, respectively, representing 8% and 8% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services activity generated profit from operations of Ps.204 million, Ps.172 million and Ps.115 million for fiscal years ended June 30, 2019, 2018 and 2017, respectively, representing 9%, 5% and 34% of our profit from operations from Agricultural Business for such years.

●
Our “Land transformation and Sales” segment comprises gains from the disposal and development of farmlands activities. Our Land Transformation and Sales segment had assets of Ps.104 million and Ps.92 million as of June 30, 2019 and 2018, respectively, representing 0.4% and 0.4% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated profit from operations of Ps.446 million, and Ps.2,164 million and Ps.1,078 million for fiscal years ended June 30, 2019, 2018 and 2017, respectively, representing 20%, and 66% and 318% of our profit from operations from Agricultural Business for such years.

●
Our “Other segments” includes, principally, feedlot farming, slaughtering and processing in the meat refrigeration plant; among others. Our Others segment had assets of Ps.1,911 million and Ps.1,094 million as of June 30, 2019 and 2018, respectively, representing 8% and 5% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of Ps.291 million, Ps.7 million and loss from operation of Ps.(76) million for fiscal years ended June 30, 2019, 2018 and 2017, representing 13%, 0.2% and (22%) of our consolidated operating income from Agricultural Business for such years, respectively. The segment “Other segments” aggregate the activities Agro-industrial and Others:

●
Our “Agro-industrial” activity consists of feedlot farming and the slaughtering and processing in the meat refrigerating plant. Feedlot farming is distinctive and requires specific care and diets which differ from those provided to free-range cattle. This activity represents a separate operating activity due to the distinctive characteristics of the cattle feedlot system and the industrialized meat processing in the packing plant. Our Agro-industrial activity had assets of Ps.740 million and Ps.466 million as of June 30, 2019 and 2018, respectively, representing 3% and 2% of our agricultural business assets at such dates, respectively. Our Agro-Industrial activity generated loss from operations of Ps.(135) million, Ps.(169) million and Ps.(266) million for fiscal years ended June 30, 2019, 2018 and 2017, representing (6%), (5%) and (78%) of our consolidated operating income from Agricultural Business for such years, respectively.

●
Our “Others” activity consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure. This activity includes the brokerage and sale of inputs activities. Our Others activity had assets of Ps.1,171 million and Ps.628 million as of June 30, 2019 and 2018, respectively, representing 5% and 3% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of Ps.426 million, Ps.176 million and Ps.190 million for fiscal years ended June 30, 2019, 2018 and 2017, representing 19%, 5% and 56% of our consolidated operating income from Agricultural Business for such years, respectively.

●
The “Corporate” segment includes, principally, the corporative expenses related to the agricultural business. Our Corporate segment and corporate activity generated operating losses of Ps.(192) million, and operating losses for Ps.(157) million, and Ps.(185) for fiscal years ended June 30, 2019, and 2018, and 2017, representing (9)%, and (5)% and (55)% of our consolidated profit from operations from Agricultural Business for such years, respectively.

Operation Center in Argentina

We operate our business in Argentina through seven reportable segments, namely “Shopping Malls,” “Offices,” “Sales and Developments,” “Hotels,” “International,” “Corporate” and “Others” as further described below:

●
Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprised of lease and service revenue from tenants. Our Shopping Malls segment had assets of Ps.35,318 million and Ps.63,197 million as of June 30, 2019 and 2018, respectively, representing 45.18% and 59.09% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Shopping Malls segment generated operating loss of Ps.24,050 million and operating income Ps.9,539 million for the fiscal years ended June 30, 2019 and 2018, respectively.

●
Our “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities. Our Offices segment had assets of Ps.22,173 million and Ps.19,861 million as of June 30, 2019 and 2018, respectively, representing and 28.37% and 18.57% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Offices segment generated an operating income of Ps.1,757 million and operating income of Ps.4,665 million for the fiscal years ended June 30, 2019 and 2018, respectively.

●
Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of Ps.19,874 million and Ps.18,053 million as of June 30, 2019 and 2018, respectively, representing 25.43% and 16.88% of our operating assets for the Operations Center in Argentina for both years. Our Sales and Developments segment generated an operating income of Ps.437 million and Ps.5,158 million for the financial years ended June 30, 2019 and 2018, respectively.

●
Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of Ps.1,434 million and Ps.1,513 million as of June 30, 2019 and 2018, respectively, representing 1.83% and 1.41% of our operating assets for the Operations Center in Argentina, respectively. Our Hotels segment generated an operating income of Ps.470 million and an operating loss of Ps.46 million for the fiscal years ended June 30, 2019 and 2018, respectively,

●
Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country. We intend to continue evaluating investment opportunities outside Argentina as long as they are attractive investment and development options. Our International segment had net liabilities of Ps.4,864 million and Ps.2,569 million as of June 30, 2019 and 2018, respectively. Our International segment generated operating losses of Ps.92 million and operating losses of Ps.122 million for the fiscal years ended June 30, 2019 and 2018, respectively.

●
“Corporate”. Since fiscal year 2018, we have decided to disclose certain corporate expenses related to the holding structure in a separate “Corporate” segment. This segment generated a loss of Ps.363 million and Ps.269 million during fiscal years 2019 and 2018, respectively.

●
Our “Others” primarily includes the entertainment activities through La Arena and La Rural S.A., and the financial activities carried out by Banco Hipotecario for both years and Tarshop S.A. (“Tarshop”) just for 2018. Our Others segment had assets of Ps.4,231 million and Ps.6,898 million as of June 30, 2019 and 2018, respectively, representing 5.41% and 6.4% of our operating assets for the Operations Center in Argentina, respectively. Our Others segment generated an operating loss of Ps.549 million and operating income of Ps.215 million for the fiscal years ended June 30, 2019 and 2018, respectively

Operation Center in Israel

We operate our business in Israel through six reportable segments, namely “Real Estate,” “Supermarkets,” “Telecommunications,” “Insurances,” “Corporate” and “Others” as further described below:

●
Our “Real Estate” segment mainly includes assets and operating income derived from business related to the subsidiary PBC. PBC is engaged, independently and through its subsidiaries and associate companies, some of which are public companies, in various areas of the real estate industry in Israel and abroad. The main operating segments of PBC include the revenue-generating properties segment - its core activity - and the residential construction segment. PBC is also engaged in the agriculture segment, throught its investment in an associate (Mehadrim). Our Real Estate segment had net operating assets of Ps.47,491 million and Ps.46,415 million as of June 30, 2019 and 2018, representing 91.0% and 78.4% of our net operating assets for the Operations Center in Israel at such years, respectively. Our Real Estate segment generated operating income of Ps.10,896 million and of Ps.9,220 million for the fiscal years ended June 30, 2019 and 2018, respectively, representing 112.6% and 105.0% of our consolidated operating income for the Operations Center in Israel for such years, respectively.

●
Our “Supermarkets” segment includes assets and operating income derived from the business related to the former subsidiary (due to the loss of control in June 2018. See note 4 to the consolidated financial statements) Shufersal, reclassified to discontinued operations in the prior year. Shufersal operates both directly and through its investee corporations and owns the largest supermarket chain in Israel in terms of sales volume. Our Supermarkets segment had operating assets of Ps.16,102 million and Ps.20,696 million(corresponds to the value of the associate) as of June 30, 2019 and 2018, representing 30.9% and 35% of our operating assets for the Operations Center in Israel at such years, respectively.

●
Our “Telecommunications” segment includes assets and operating income derived from the business related to our subsidiary Cellcom. Cellcom is a provider of communication services, which offers to its customers primarily mobile communication services, landline telephone services, international telephone services, internet connectivity services and associated services, and beginning in December 2014, also television over internet services. Our Telecommunications segment had net operating assets of Ps.17,198 million and 17,102 million as of June 30, 2019 and 2018, representing 33.0% and 28.9% of our net operating assets for the Operations Center in Israel at such years, respectively. Our Telecommunications segment generated operating income of Ps.97 million and operating loss of Ps.1 million for the fiscal years ended June 30, 2019 and 2018, respectively, representing 1.0% and 0.0% of our consolidated operating income for the Operations Center in Israel for such years, respectively.

●
Our “Insurance” segment includes the investment in Clal. Clal is a holding company which is primarily engaged in the insurance, pension and provident funds segments, and in the holding of assets and real and other related businesses (such as insurance agencies), and which constitutes one of the largest insurance groups in Israel. Our Insurance segment had operating assets of Ps.15,839 million and Ps.19,064 million as of June 30, 2019 and 2018, representing 30.4% and 32.2% of our operating assets for the Operations Center in Israel at such years, respectively.

●
Our “Corporate” segment includes the assets and operating results providing from the activities vinculated with the holding companies of the Operating Center in Israel, IDBD and DIC. Our Corporate segment had net operating liabilities of Ps 59,507 million and 75,660 million as of June 30, 2019 and 2018. Our Corporate segment generated operating loss of Ps.740 million and operating income of Ps.201 million for the fiscal years ended June 30, 2019 and 2018, respectively, representing (7.6)% and 2.3% of our consolidated operating income for the Operations Center in Israel for such years, respectively.

●
Our “Others” segment includes the assets and income derived from other diverse business activities, such as technological developments, oil and gas assets, electronics, and others. Our Others segment had net operating assets of Ps.15,039 million and 31,573 million as of June 30, 2019 and 2018. Our Others segment generated operating losses of Ps.572 million and Ps.642 million for the fiscal years ended June 30, 2019 and 2018, respectively, representing (5.9)% and (7.3)%, of our consolidated operating income for the Operations Center in Israel for such years, respectively.

As of fiscal year 2018, the CODM also monitors the performance and allocates resources to the office business as a separate segment and the entertainment business within "Others" segment. Segment information for years 2018 and 2017 has been recasted for the purposes of comparability with the 2018 and present year.

Agricultural Business

As of June 30, 2019, we owned 23 farms with approximately 599,615 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. During the fiscal year we used 84,135 hectares of the land we own for crop production, approximately 78,409 hectares are for cattle production, 85,000 hectares are for sheep production and approximately 15,453 hectares are leased to third parties for crop and cattle production. The remaining 336,617 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have assigned 18,638 hectares for crop production and 2,703 hectares for cattle production. Also, during fiscal year 2019 ended on June 30, 2019, we leased 117,594 hectares to third parties for crop production and 14,585 hectares for cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land, and land under concession):

	2019(1)	2018(1)	2017(1)	2016(1)(6)	2015(1)(6)
Crops (2)	220,170	194,281	193,106	178,617	187,438
Cattle (3)	95,247	102,113	102,516	85,392	88,643
Milk/Dairy	-	-	1,036	2,231	2,864
Sheep	85,000	85,000	85,000	85,000	85,000
Land Reserves (4)	450,882	461,795	471,437	473,290	467,568
Own farmlands leased to third parties	16,100	9,603	7,733	2,435	10,026
Total(5)	867,399	852,792	860,828	826,965	841,539

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

●
International. In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. In 2015, we sold 74.5% of the office building located at Madison Avenue, City of New York, for a total amount of US$ 185 million, and we have retained a 49.9% equity interest in a US company whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we hold 28.7% of the voting power of the REIT Condor Hospitality Trust (NYSE:CDOR), in process of sale. We intend to continue evaluating -on a selective basis- investment opportunity outside Argentina as long as they offer attractive investment and development opportunities.

●
Corporate. This segment includes the expenses related to the corporate activities of the Operations Center in Argentina.

●
Others. Primarily includes the entertainment activities through La Arena and La Rural S.A. and the financial activities through in Banco Hipotecario and Tarshop, the main mortgage-lending bank in Argentina, as we believe that we are able to reach good synergies in the long term between real estate properties and the development of the mortgage loans market in Argentina with a developed mortgage market.

Operations Center in Israel

We develop our operations in Israel through IDBD and DIC, which invest (directly and indirectly) in companies that operate in several different fields, primarily in the communication, real estate, commerce, services and insurance branches. IDBD and DIC strive to promote and maximize the value of their existing investments until they are sold in appropriate cases. We manage these subsidiaries through the appointment of directors corporate officers, or through involvement in the business strategic processes of the subsidiaries.

In parallel with substantiating the control of the control group in IDBD and DIC, in early 2016, the senior management of IDBD was replaced, including the General Manager, CFO, Vice President - Legal Counsel, Vice President - Accounting and Corporate Secretary.

DIC is a holding company that invests in companies which operates in a variety of fields, mainly in communications, real estate, commerce and services. DIC strives to promote and maximize the value of its existing investments until they are sold in appropriate cases.

●
Real Estate. PBC’s policy is to continue to implement its growth strategy, to develop its yield bearer properties and to increase revenues from this activity, which is its main activity, by building on land, which PBC owns, and locating new investments opportunities. Concurrently, PBC will act to realize assets in which their improvement potential was fully utilized and PBC will also act to maintain a strong financial stability. In addition, on August 2017, PBC’s Board of Directors decided to begin the process of examining the realization of the PBC’s, directly and indirectly, holdings in Ispro Israeli Building Rental Company Ltd., and within this framework, to receive proposals from various parties for the acquisition of the said company. For this purpose, the Board of Directors approved PBC’s agreement with an investment bank, which will assist PBC in assessing the sale of its holding in Ispro, and the receipt and assessment of offers from various parties. In December 2018, as part of a tender offer which was published by DIC for the acquisition of PBC shares, DIC acquired approximately 2.6% of PBC issued share capital. In December 2018, DIC acquired an additional 0.5% of PBC issued share capital. The total acquisition cost with respect to the aforementioned acquisitions was NIS 55 million. In January and February 2019, DIC acquired approximately 1.4% of PBC’s issued share capital, for a total cost of NIS 26 million. As a result of the aforementioned acquisitions, DIC’s stake in the issued share capital of PBC increased to 68.8%.

●
Supermarkets. Shufersal’s strategy was relaunched in 2014, the main elements of which are strengthening of Shufersal’s competitive position, especially in the discount segment, develop and grow in Shufersal’s own brand, which includes the launch of new products in certain leading categories (such as pharma and products for infants) alongside with the improvement of relationships with its suppliers, the growth in sales of Shufersal Online and other digital operations, including Shufersal App, promotion of growth engines and development of specialized areas of activity, which includes, development of “Shufersal for Business” (Wholesale Sales Offers), and further implementation of the streamlining plan and changes in internal procedures while saving costs. In June 2018, a transaction was completed in which DIC sold 16.6% of the issued share capital of Shufersal, for a total net consideration of NIS 848 million, according to which DIC’s holdings in Shufersal decreased to approximately 33.6% and therefore ceased to be the controlling shareholder of Shufersal. Thus, after the date of the said sale we ceased to consolidate the financial statements of Shufersal in its financial statements. In November 2018, DIC sold approximately and additional of 7.5% of Shufersal’s issued share capital, in consideration of a total of NIS 413 million. As a result, DIC’s stake in Shufersal’s issued share capital decreased to 26.02%.

●
Telecommunications. Cellcom’s business strategy is divided into the following categories:

o Cell site construction and licensing – Cellcom construct cell sites based on its strategy to expand the geographical coverage and improve the quality of its network and as necessary to replace other obsolete cell sites.

o Sales and customer care – Cellcom combines its sales and customer care efforts in order to maximize sales opportunities alongside accessible and quality customer service.

o Marketing – Cellcom’s marketing strategy emphasizes its position as a communications group and cellular market leader, its value for money and its provision of a comprehensive solution for its customers’ communication needs, by offering services bundles for families and for the office for small and mid-sized businesses. Cellcom aims to provide its customers with a comprehensive quality experience through the various means of communications that they use, including their mobile handset, tablet and laptop. Alongside its focus on packages for a fixed sum, Cellcom has substantially reduced the number of calling plans available to its customers, thus reducing its back office operation.

●
Insurance. Clal has an advanced research department and an effective trading execution, to ensure a competitive advantage in order to achieve a fair long-term yield for policy holders, maximizing income from investments in accordance with the company’s risk appetite and the structure of liabilities in the portfolios.

●
Corporate. This segment includes the expenses related to the activities of holding companies.

●
Others. Includes the assets and income from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities.

Our Principal Business Activities

During the fiscal year ended June 30, 2019, we conducted our operations on 23 owned farms and 92 leased farms.

The following charts show, for fiscal year 2019, the surface area in operation for each line of business, as well as the hectares held as land reserves:

The following chart illustrates, for the fiscal year ended on June 30, 2019, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

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

Our subsidiary Brasilagro sold 3 fractions of farms during fiscal year 2019 for the accumulated amount of R$ 42 million (approximately Ps. 487 million). In the first quarter it sold a fraction of 9,784 hectares of the “Jatobá” farm located in Jaborandi, State of Bahia, for an amount of R$ 1 million (R$ / ha 18,172). The farm was valued at R$ 18.0 million and the internal rate of return in dollars reached 7.05%. In the second quarter of the year, it completed the sale of a fraction of 103 hectares of the “Alto Taquar’” farm located in the state of Mato Grosso for R$ 5 million (R$ / ha 77,670). The farm had a book value of R$ 1.2 million and the internal rate of return in dollars reached 17.2%. During the last quarter of the year, it made an additional partial sale of 3,124 hectares of “Jatobá” for the sum of R$ 36 million (R$ / ha 18,597). The field had a book value of R$ 8.8 million and the internal rate of return in dollars reached 6.7%.

Farmland Development

We consider that there is great potential in farmland development where, through the use of current technology, we may achieve similar yields with higher profitability than in core areas.

As of June 30, 2019, we owned land reserves in the region extending over more than 332,646 hectares of own farmlands that were purchased at very attractive prices. In addition, we have a concession 110,659 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

During fiscal year 2019, we developed 20,777 hectares in the region: 14,359 hectares in Argentina; 1,976 hectares in Paraguay and 4,442 hectares in Brasil.

Area under Development	Developed 2018/2019	Developed 2017/2018
	(hectares)
Argentina	14,359	2,486
Brazil	4,442	6,190
Paraguay	1,976	2,008
Total	20,777(1)	10,684

(1)  9,364 completed and 11,413 pending completion.

Results

The following table shows this segment’s results for fiscal year 2019, compared to the preceding fiscal year:

				YoY var
	FY2019	FY2018	FY2017	2019 vs. 2018
	(in millions of Ps.)%
Revenues	-	-	-	-
Costs	(17)	(25)	(34)	(32.0)
Gross Loss	(17)	(25)	(34)	(32.0)
Net result for changes in fair value of investment properties	-	151	673	(100.0)
Gain from disposition of farmlands	465	1,159	441	(59.9)
General and administrative expenses	(2)	(2)	(2)	(0.0)
Selling expenses	(1)	-	-	-
Other operating results, net	1	881	-	(99.9)
Profit from operations	446	2,164	1,078	(79.4)
Segment profit	446	2,164	1,078	(79.4)

Agricultural Production

Production

The following table shows, for the fiscal years indicated, our production volumes measured in tons:

Production Volume(1)	FY2019	FY2018	FY2017
Corn	194,352	381,443	302,513
Soybean	355,670	225,916	203,526
Wheat	37,378	32,297	29,905
Sorghum	1,721	4,131	4,922
Sunflower	6,428	6,221	3,853
Cotton	1,586	-	-
Other	2,103	2,103	3,690
Total Crops (tons)	599,238	652,111	548,409
Sugarcane (tons)	1,999,335	924,776	1,062,860
Cattle herd	11,173	10,566	7,626
Milking cows	-	185	435
Cattle (tons)	11,173	10,751	8,061
Milk (liters)	-	3,891	13,968

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

Below is the geographical distribution of our agricultural production for the last three fiscal years:

2019 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	157,079	29,903	6,143	1,227	194,352
Soybean	177,503	138,506	21,174	18,486	355,670
Wheat	37,378	-	-	-	37,378
Sorghum	1,364	-	357	-	1,721
Sunflower	6,428	-	-	-	6,428
Cotton	-	1,586	-	-	1,586
Other	2,103	-	-	-	2,103
Total Crops and Other	381,855	169,995	27,675	19,713	599,238
Sugarcane	-	1,932,235	67,100	-	1,999,335

2018 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	344,713	18,913	6,690	11,127	381,443
Soybean	99,840	94,031	14,953	17,092	225,916
Wheat	32,297	-	-	-	32,297
Sorghum	2,836	-	1,295	-	4,131
Sunflower	6,221	-	-	-	6,221
Other	2,103	-	-	-	2,103
Total Crops and Other	488,010	112,944	22,938	28,219	652,111
Sugarcane	-	901,274	23,502	-	924,776

2017 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	253,164	31,969	9,410	7,970	302,513
Soybean	127,532	53,837	13,178	8,979	203,526
Wheat	29,905	-	-	-	29,905
Sorghum	44	-	4,879	-	4,923
Sunflower	3,853	-	-	-	3,853
Other	3,690	-	-	-	3,690
Total Crops and Other	418,188	85,806	27,467	16,949	548,410
Sugarcane	-	1,015,303	47,557	-	1,062,860

Sales

Below is the total volume sold broken down into geographical areas, measured in tons:

	FY2019			FY2018			FY2017
Volume of Sales(3)	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total
Corn	191.4	0.2	191.6	290.7	6.0	296.7	266.5	-	266.5
Soybean	166.4	101.9	268.3	172.0	23.4	195.4	137.8	28.8	166.6
Wheat	40.5	-	40.5	44.6	-	44.6	11.9	1.5	13.4
Sorghum	0.4	-	0.4	1.1	-	1.1	5.3	-	5.3
Sunflower	2.4	-	2.4	4.6	-	4.6	4.1	-	4.1
Other	1.2	-	1.2	1.6	-	1.6	3.6	-	3.6
Total Grains (tons)	402.3	102.1	504.4	514.6	29.4	544.0	429.2	30.3	459.5
Sugarcane (tons)	1.965,4	-	1.965,4	1,723.0	-	1,723.0	906.8	-	906.8
Cattle herd	9.4	-	9.4	13.3	-	13.3	6.9	-	6.9
Milking cows	-	-	-	1.5	-	1.5	1.1	-	1.1
Cattle (tons)	9.4	-	9.4	14.8	-	14.8	8.0	-	8.0
Milk (in th of liters)	-	-	-	3.9	-	3.9	13.3	-	13.3

(1) Domestic Market.
(2) Foreign Market.
(3) Includes Brasilagro, 50% of CRESCA, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

The following table shows the sown surface area assigned to crop production, classified into own, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	2019(1)	2018(1)	2017(1)
Own	94,062	102,448	102,683
Under lease	135,955	72,688	71,481
Under concession	18,638	24,244	22,454
Leased to third parties	14,325	9,533	7,663
Total	262,980	208,913	204,281

(1) Includes double crops, all farms in Argentina, Bolivia, Paraguay and Brazil, and Agro-Uranga (Subsidiary – 35.72%).

	Season
Stock	2019	2018	Variation
	(in tons)%
Corn	77,216	88,184	(12.4)
Soybean	174,575	109,160	59.9
Sunflower	6,187	2,124	191.3
Sorghum	443	498	(11.0)
Wheat	2,516	5,990	(58.0)
Sugarcane	485	4,424	(89.0)
Cotton	1,586	-	-
Other	3,704	6,066	(38.9)
Total	266,712	216,446	23.2

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

The initial duration of lease agreements is typically one crop season and sugarcane. Leases of farms for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or sharecropping agreements with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of crops obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms. Leases of farms for production of sugarcane consist in a percentage lease agreements and have a term of 15 years.

During fiscal year 2019, we leased to third parties a total of 92 fields, covering 135,785 hectares, including 51,811 hectares in Brazil. Out of the total leased area, 117,397 hectares were assigned to agricultural production, (135,955 hectares including double crops), and 14,135 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of sharecropping agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2019	2018	2017
Crops (1)	117,397	66,333	71,481
Cattle	14,135	12,635	12,635
(1) Includes BrasilAgro.

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2019 for Crops and Sugarcane activities, compared to the preceding fiscal year:

Crops

	FY 2019	FY 2018	FY 2017	YoY var 2019 vs. 2018
	(in millions of Ps.)%
Revenues	4,844	3,841	3,056	26.1
Costs	(4,310)	(3,084)	(2,571)	39.8
Initial recognition and changes in the fair value of biological assets and agricultural produce	1,050	880	90	19.3
Changes in the net realizable value of agricultural produce	(30)	372	(252)	-
Gross profit	1,554	2,009	323	(22.6)
General and administrative expenses	(332)	(320)	(336)	3.8
Selling expenses	(566)	(724)	(724)	(21.8)
Other operating results, net	392	51	272	668.6
Profit (loss) from operations	1,048	1,016	(465)	3.1
Share of profit of associates and joint ventures	39	28	16	39.3
Activity profit / (loss)	1,087	1,044	(449)	4.1

Sugarcane

	FY 2019	FY 2018	FY 2017	YoY var 2019 vs. 2018
	(in millions of Ps.)%
Revenues	1,826	1,395	788	30.9
Costs	(1,617)	(1,363)	(771)	18.6
Initial recognition and changes in the fair value of biological assets and agricultural produce	386	437	101	(11.7)
Gross profit	595	469	118	26.9
General and administrative expenses	(207)	(180)	(113)	15.0
Selling expenses	(20)	(26)	(20)	(23.1)
Other operating results, net	45	67	12	(32.8)
Profit / (loss) from operations	413	330	(3)	25.2
Activity profit / (loss)	413	330	(3)	25.2

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June 2019, our cattle aggregated 115,199 heads, and we had a total surface area of 95,247 hectares of own and leased lands devoted to this business activity. In addition, we have leased to third parties 1,775 hectares assigned to these activities.

During the fiscal year ended June 30, 2019, our production was 11,173 tons, a 3.9% year-on-year increase. The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	2019	2018	2017
Cattle production(1)	11,173	10,751	8,061

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

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of heads of cattle for each activity:

	2019	2018	2017
Breeding stock	85,118	83,151	69,669
Winter grazing stock	13,993	10,440	9,692
Total Stock (heads)	99,111	93,591	79,361

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

Results

The following table shows this activity’s results for fiscal year 2019, compared to the preceding fiscal years:

	FY 2019	FY 2018	FY 2017	YoY var 2019 vs. 2018

	(In millions of Ps.)%
Revenues	571	767)	674	(25.6)
Costs	(507)	(644)	(568)	(21.3)
Initial recognition and changes in the fair value of biological assets and agricultural produce	(16)	(241)	(82)	(93.4)
Gross profit / (loss)	48	(118)	24	-
General and administrative expenses	(73)	(89)	(95)	(18.0)
Selling expenses	(45)	(81)	(66)	(44.4)
Other operating results, net	20	(2)	(4)	-
Loss from operations	(50)	(290)	(141)	(82.8)
Activity loss	(50)	(290)	(141)	(82.8)

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

In addition, in this segment we include the irrigation service we provide to our own farms leased to third parties.

Results

The following table shows this activity’s results for fiscal year 2019, compared to the preceding fiscal years:

	FY 2019	FY 2018	FY 2017	YoY var 2019 vs. 2018
	(in millions of Ps.)%
Revenues	446	272	187	64
Costs	(188)	(78)	(58)	141
Gross profit	258	194	129	33
General and administrative expenses	(59)	(26)	(14)	126.9
Selling expenses	(8)	(5)	(2)	60
Other operating results, net	13	9	2	44.4
Profit from operations	204	172	115	18.6
Activity profit	204	172	115	18.6

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

Results

The following table shows this activity’s results for fiscal year 2019, compared to preceding fiscal year:

				YoY var
	FY2019	FY2018	FY2017	2019 vs. 2018
	(in millions of Ps.)%
Revenues	4,033	3,373	2,912	19.6
Costs	(3,746)	(3,276)	2,890	14.3
Initial recognition and changes in the fair value of biological assets and agricultural produce	4	-6	2	-
Gross profit	291	91	24	219.8
General and administrative expenses	(122)	(104)	(95)	17.3
Selling expenses	(326)	(198)	(193)	64.6
Other operating results, net	22	42	(2)	(47.6)
Loss from operations	(135)	(169)	(266)	(20.1)
Activity loss	(135)	(169)	(266)	(20.1)

Others

This activity includes part of our investment in Futuros y Opciones (FyO), as crop trading is reflected in the Crops activity.

Results

The following table shows this activity’s results for fiscal year 2019, compared to preceding fiscal year:

				YoY var
	FY2019	FY2018	FY2017	2019 vs. 2018
	(in millions of Ps.)%
Revenues	1,529	1,033	905	48.0
Costs	(924)	(693)	(582)	33.3
Gross profit	605	340	323	77.9
General and administrative expenses	(80)	(89)	(77)	(10.1)
Selling expenses	(148)	(104)	(115)	42.3
Other operating results, net	81	31	67	161.3
Profit from operations	458	178	198	157.3
Share of profit of associates and joint ventures	(32)	(2)	(8)	1.500
Activity profit	426	176	190	142.0

Corporate

This segment includes, principally, the corporative expenses related to the agricultural business.

Results

The following table shows the “Corporate” segment’s results for fiscal year 2019, compared to preceding fiscal years:

	FY2019	FY2018	FY2017	YoY var 2019 vs. 2018
	(in millions of Ps.)%
Revenues	-	-	-	-
Costs	-	-	-	-
Gross profit	-	-	-	-
General and administrative expenses	(192)	(157)	(185)	22.3
Loss from operations	(192)	(157)	(185)	22.3
Segment loss	(192)	(157)	(185)	22.3

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

During fiscal year 2019, increased efforts were made in the company’s cash flow analysis, generating financial income from the investments made. Net financial income also increased favorably compared to the previous year due to the effect of the devaluation.

Concerning the goals for next year, the Crops business is expected to keep growing at the same pace as in the past years, aspiring to lead the crop trading business and differentiating ourselves in the services offered to clients. As concerns inputs, FyO’s goals include consolidating its suite of products, increasing sales, improving margins and focusing business on the sale of nutritional specialties for the soil. Other objectives include becoming a leading company in the knowledge of the crop’s markets, being digital innovators and expanding the company’s reach into the region.

AGROFY S.A.U.

Agrofy, of which CRESUD owns indirectly and through a subsidiary 35.17%, continued to position itself in 2019 as the leading online platform for agriculture, achieving in two years that 8,000 companies list more than 90,000 products that are consulted by an average of 2.6 million monthly sessions in 10 different categories. Agrofy operates in different countries along Latin America.

Farmland Portfolio

As of June 30, 2019, we owned, together with our subsidiaries, 23 farms, with a total surface area of 599,615 hectares, and a silo (Las Vertientes).

The following table sets forth our farm portfolio as of June 30, 2019:

Use of farms owned and under concession as of June 30, 2019
	Locality	Province	Date of	Surface	Main Business	Cattle	Sheep	Agriculture	Cattle
	Locality	Province	Acquisition	Area (has)	(has)		(has)	(has)	(Head)
El Recreo	Recreo	Catamarca	May ’95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May ’95	239,639	Cattle/ Agriculture/ Natural woodlands	42,878		15,320	53,513
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,431	Agriculture			1,409
Las Playas (1)	Idiazabal	Cordoba	May ‘97	1,534	Agriculture			1,534
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation			4,901
La Suiza	Villa Angela	Chaco	Jun ‘98	26,371	Agriculture/ Cattle	17,419		2,752	13,211
El Tigre	Trenel	La Pampa	Apr ‘03	8,360	Agriculture	240		6,793	1,180
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	6,022	Agriculture			3,944
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	101
Las Vertientes	Las Vertientes	Cordoba	-	4	Silo
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,566	Agriculture			4,367
San Rafael	Santa Cruz	Bolivia	Nov ‘08	2,969	Agriculture			2,824
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,340	Agriculture			1,666
Marangatu/Udra	Mariscal Estigarribia	Paraguay	Feb ‘09	59,490	Agriculture/ Natural woodlands	2,859		7,799	6,270
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	674	Natural woodlands
Establecimiento Mendoza	Finca Lavalle	Mendoza	Nov’03	9	Natural woodlands

Jatoba	Jaborandi/BA	Brazil		18,073	Agriculture	4,315		2,586	4,956
Alto Taquari	Alto Taquari/MT	Brazil		5,291	Agriculture			3,352
Araucaria	Mineiros/GO	Brazil		5,534	Agriculture			3,250
Chaparral	Correntina/BA	Brazil		37,182	Agriculture	4,253		11,224
Nova Buriti	Januária/MG	Brazil		24,211	Forestry
Preferência	Barreiras/BA	Brazil		17,799	Agriculture / Natural woodlands	6,344		127	9,639
São José	São Raimundo das Mangabeiras/MA	Brazil		17,566	Agriculture			10,901
Subtotal Owned				599,615		78,409	85,000	84,749	88,769
Agropecuaria Anta SA	Las Lajitas	Salta		132,000		2,703		18,638	5,831
Subtotal Under Concession				132,000		2,703		18,638	5,831
Total				731,615		81,112	85,000	103,387	94,600

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

Los Pozos

“Los Pozos” farm located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as soybean, sorghum and corn, among others. For the fiscal year ended June 30, 2019, we used 15,320 hectares in agricultural production. As of June 30, 2019, there were 56,368 heads of cattle in this farm.

San Nicolás

“San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2019, 5,831 hectares were planted for agricultural production, including double crops. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

“Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. It is located in the Province of Córdoba, and it is used for agricultural purposes. As of June 30, 2019, the farm had a sown surface area, including double crops, of 6,222 hectares for crop production.

La Gramilla and Santa Bárbara

These farms have a surface area of 7,072 hectares in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high-quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2018/2019 crop season, a total of 6,158 hectares were sown. We leased, in turn, 8 hectares to third parties. The remaining hectares are kept as land reserves.

La Suiza

“La Suiza” farm has, at the end of the fiscal year, a surface area of 26,380 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2019, “La Suiza” had a stock of approximately 13,211 heads of cattle. During the 2018/19 season, we used 2,752 hectares for agricultural production.

On June 29, 2018, Cresud signed the title deed with an unrelated third party of a fraction of 10,000 hectares of livestock activity of the establishment "La Suiza". The total amount of the operation was set at US$ 10 million, of which US$ 3 million has been charged to date. The remaining balance of US$ 7 million, guaranteed with a mortgage on the property, will be charged in 10 installments of the same amount ending in June 2023 and will accrue interest of 4.5% per annum on the balances. The accounting profit of the operation amounts to the approximate sum of Ps.238 million.

El Tigre

“El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,360 hectares. It is located in Trenel in the Province of La Pampa. As of June 30, 2019, 7,386 hectares were assigned to crop production, including double crops.

San Pedro

“San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2018/2019 crop season, 4,947 hectares were used for agricultural production, including double crops.

8 de Julio and Estancia Carmen

“8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is in the Department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. "Estancia Carmen" was acquired on September 5, 2008 and has a surface area of 10,911 hectares. It is in the Province of Santa Cruz, next to our "8 de Julio" farm.

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

On April 17, 2019, we have purchased to Zander Express S.A. the 60% of the property, and the total price was US$ 1.25 million. As a result of this acquisition, we have become owner of a 100% of the property.

Establecimiento Mendoza

The establishment is located north of the city of Mendoza, in the department of Lavalle. It is composed of 9 Ha, which are currently not in use and are considered land reserves.

Bolivia

Las Londras

On January 22, 2009, the bill of purchase for "Las Londras" farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2018/2019 crop season, it was used for crop production and sugarcane.

San Rafael

On November 19, 2008, the bill of purchase for "San Rafael" farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2018/2019 crop season.

La Primavera

On June 7, 2011, we acquired “La Primavera” farm, with a surface area of approximately 2,340 hectares. During the 2018/2019 season, this farm was used for crop production and sugarcane.

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

On June 13, 2018, the Company, through its subsidiary Brasilagro, signed a purchase contract for a total area of 9,784 hectares (7,485 are agricultural hectares) of the Establishment.

On July 31, 2018, the buyer made the payment of the first installment for R$ 225 million in accordance with the conditions set forth in the contract, obtaining the transfer of possession and enabling the recognition of the income by the Company. The remaining balance will be paid in six annual installments.

In June 2019, the Company entered into a commitment to sell 3,124 hectares of the Jatobá field. The sale price is R$ 543 million. The buyer made an initial payment of R$ 58 million and made on July 31, 2019 the cancellation of the first installment equivalent to R$ 58 million; and the balance equivalent to 563,844 soybeans bags, will be paid in six annual installments. The delivery of the possession and the result of the operation will be recognized on June 30, 2019, which represents a gain of R$ 422 million.

Araucária

Araucária is a farm located in the municipal district of Mineiros, in the State of Goiás, and it has a total surface area of 5,534 hectares, 4,124 of which are used for agriculture. Araucaria was acquired in 2007 for R$ 70.4 million. Before we purchased it, Araucária had been used for crop planting. The farm was transformed, and at present it is planted with sugarcane.

In May 2013, an area of 394 hectares (310 of which are used for agriculture) was sold. The sale price was R$ 10.3 million. In May 2014, the sale of 1,164 hectares was agreed for a total amount of R$ 41.3 million.

On May 3, 2018, has been subscribed a purchase-sale ticket for the sale of a fraction of 956 hectares (660 productive) at a price of 1,208 bags of soybeans per hectare or R$ 61.6 million (R$ / ha 93,356). The Company has recognized a gain of Ps.226.2 million as a result of this transaction.

In May 2017, an area of 1,360 hectares was sold, of which 918 are developed and productive hectares. The sale price is 280 bags of soybeans per hectare. The Company has recognized a gain of Ps.37.4 million as a result of this transaction.

In March 2017, an area of 274 hectares was sold, of which 196 are developed and productive hectares. The price of the sale is 1,000 bags of soybeans per hectare. The Company has recognized a gain of Ps.29.9 million as a result of this transaction.

Alto Taquar’

Alto Taquar’ is located in the municipal district of Alto Taquar’, State of Mato Grosso, and it has a total surface area of 5,291 hectares, 3,671 of which are used for agriculture. The farm was acquired in August 2007 for R$ 33.2 million. Before we purchased it, the farm had been used for agriculture and cattle raising. Following its transformation, it is being used for sugarcane production.

On November 21, 2018, the Company, through its subsidiary Brasilagro, entered into a commitment to sell 103 hectares of the Alto Taquari field. The sale price is 1,100 bags of soybeans bags per hectare equivalent to R$ 63.4 million. The buyer made the initial payment of 22,656 soybean bags equivalent to R$ 17 million; and the balance will be paid in eight semiannual installments. The result of the operation recognized in this period was R$ 64 million.

Chaparral

Chaparral is a 37,182-hectare farm, with 19,672 hectares used for agriculture. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007 for R$ 47.9 million.

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

Sao José

Located in São Raimundo das Mangabeiras, in the state of Maranhão. With a total area of 17,566 hectares, of which 10,137 are destined to agricultural activity. It was acquired for a value of R$ 100 million in February 2017.

Paraguay (through our subsidiary Brasilagro)

Marangatú / Udra

We own, through Brasilagro, the “Marangatú/UDRA” farms, located in Mariscal José Félix Estigarribia, Department of Boquerón, Paraguayan Chaco, Republic of Paraguay, totaling 59,490 hectares, out of which 7,799 hectares have been allocated to agricultural production and 2,859 hectares to cattle production.

Silos

As of June 30, 2019, we had a storage capacity of approximately 25,620 tons (including 35.723% of the storage capacity of over 14,950 tons available at Agro-Uranga).

The following table shows, for the fiscal years presented, our storage facilities:

	2019(2)	2018(2)	2017(2)
	In tons
Las Vertientes (1)	10,000	10,000	10,000
San Nicolás (1)	5,341	5,341	5,341
Brasilagro	10,279	10,279	10,279
Total	25,620	25,620	25,620

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

Customers

For the fiscal year 2019, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 300 customers. Sales to our ten largest customers represented approximately 45% to 50% of our net sales. Some of these customers included Cargill, COFCO, Bunge Alimentos S.A., ACA and GLENCORE. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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

Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Carnes Pampeanas, Frigor’fico Bermejo, Arre Beef S.A., Sáenz Valiente Bullrich, and Colombo y Magliano S.A. Prices are based on the price at Liniers Market.

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

The Secretary of Agriculture, Livestock, Fishing and Food Products granted to our subsidiary Sociedad Anónima Carnes Pampeanas up to 1,425 tons to export beef under the Cuota Hilton for the July 2018-June 2019 period.

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

The preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.0

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

Antitrust Law

Law No. 27,442, as amended, or the “Antitrust Law,” prevents collusive practices by market participants and requires administrative approval for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar transactions by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business in Argentina of the companies concerned exceeds 100 million mobile units, the respective concentration must be submitted for approval to the CNDC. The request for approval may be filed, either prior to the transaction or the implementing of the control take.

For the purpose of determining the volume of the business mentioned on the paragraph before, the CNDC will annually inform the amount in legal currency that will apply during the corresponding year. For that purpose, the CNDC will consider the mobile unit value current at the last business day of the previous year. When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets subject to acquisition or disposition do not exceed 20 million mobile units each do not require approval. When the amount of the transactions consummated in the preceding 12 months exceeds in aggregate 20 million mobile units or 60 million mobile units in the preceding 36 months, these transactions require CNDC approval.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed Ps.200.0 million, we must give notice to the CNDC of any concentration provided for under the Antitrust Law.

Taxes on the Transfer of Property and Sale of Meat and Grains

Value Added Tax (VAT). VAT is a federal tax that applies mainly to the (i) sale of goods located in Argentina; (ii) provision of services within Argentina; (iii) final import of goods and services (services rendered outside Argentina to persons registered as domestic VAT taxpayers that are economically used or exploited inside the country); and (iv) digital services provided by a foreign company or individuals that are economically used or exploited inside the country. Services rendered inside Argentina deemed to be used or exploited outside the country are not subject to VAT (export of services) and exports are exempted to pay VAT.

VAT is paid at each stage of the chain of production or distribution of goods or services. The general tax rate is 21%.

The value added tax law imposes a reduced rate, equal to 10.5% on the sale price of on the sale price of live animals (including cattle, sheep, camels and goats, among others) as well as their meat and edible remains, fruits and vegetables, all of which whether fresh, chilled, or frozen, which have not undergone any cooking or manufacturing process turning them into a manufactured product. This 10.5% reduced rate is also applicable to the sale of grains (cereals and oilseeds, excluding rice), and dry pulses (beans, peas, and lentils). In the case of milk, the sale is subject to a 21% rate (except for sales to final consumers, the federal government, the provinces, municipalities or the City of Buenos Aires or any subordinate agencies, school or university kitchens, health funds or entities under the scope of paragraphs e), f), g) and m) of Section 20 of the Income Tax Law, which are exempt).

The sale of land and immovable property is not subject to this tax.

Gross Income Tax. This is a local tax (collected by the provinces and the City of Buenos Aires) that levies onerous activities (habitually activities) carried out within a province or the City of Buenos Aires. The taxable base is the gross income derived from said activities.

When the same business is developed in more than one jurisdiction, the tax is applicable pursuant to the regulations set forth in the Multilateral Agreement, which distributes taxable base among the different jurisdictions, in accordance with certain parameters (usually, attribution of income or expenses to each jurisdiction), which is relevant for taxpayers that carry out activities in several jurisdictions, and is applicable in order to avoid double taxation.

In the City of Buenos Aires, gross income derived from livestock raising and milk production are subject to this tax at a general rate of 0.75%. In certain provinces, the sale of primary goods is not taxable.

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

In the City of Buenos Aires (federal district) the stamp tax rate applicable to the transfer by public deed of real property is 3.6% and 2% in the Province of Buenos Aires. The purchase and sale of real property through public deed, however, is not taxable in the province and the City of Buenos Aires –up to a certain value of the property- if the real estate is used for permanent dwelling purposes, and provided that it is the only property owned by the purchaser.

Urban Properties and Investments Business (through our subsidiary IRSA)

As of June 30, 2019, our investment in IRSA’s common shares amounts to 62.35%.

The following information corresponds to data of the segments extracted from our subsidiary IRSA Inversiones y Representaciones S.A.’s Annual Report and Financial Statements as of June 30, 2019.

The revenue figures for fiscal year 2018 described in the different tables correspond to the twelve-month period reported in IRSA’s Financial Statements.

Description of main operations

Operation Center in Argentina.

Shopping Malls

As of June 30, 2019, IRSA owns, through its subsidiary IRSA CP, a majority interest in a portfolio of 15 shopping malls in Argentina, 15 of which are operated by IRSA CP. Of IRSACP´S 15 shopping malls, six are located in the City of Buenos Aires, two in the greater Buenos Aires area, and the rest located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos, operated by a third party, in the City of Córdoba, La Ribera Shopping in Santa Fe, through a joint venture, and Alto Comahue in the City of Neuquén).

The shopping malls IRSA operates comprise, as of June 30, 2019, a total of 332,150 square meters (3,703,054 square feet) of gross leasable area. Total tenant sales in IRSA´s shopping malls, as reported by retailers, were Ps.66,075 million for the fiscal year ended June 30, 2019 and Ps.76,747 million for fiscal year ended June 30, 2018, representing a decrease of 13.9%. Tenant sales at IRSA´s shopping malls are relevant to their revenues and profitability because they are one of the factors that determine the amount of rent that they charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

The following table shows certain information concerning IRSA´s shopping malls as of June 30, 2019:The following table shows certain information concerning IRSA´s shopping malls as of June 30, 2019:

Shopping malls	Date ofacquisition/development	Location	GLA(sqm)(1)	Numberof stores	Occupancyrate(2)	Ourownershipinterest(3)	Rental revenue
					(%)	(%)	(in thousands of Ps.)
Alto Palermo	Dec-97	City of Buenos Aires	18,637	134	99.1	100.0	985,103
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,802	166	98.7	100.0	918,038
Alto Avellaneda	Dec-97	Buenos Aires Province	37,958	129	98.6	100.0	659,724
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	97.9	100.0	484,545
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	85	93.5	100.0	282,061
Buenos Aires Design(5)	Nov-97	City of Buenos Aires	-	-	0.0	53.68	37,499
Dot Baires Shopping	May-09	City of Buenos Aires	48,827	169	74.5	80.0	777,410
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,158	79	99.0	100.0	256,650
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	99.4	90,0	442,073
Alto Noa Shopping	Mar-95	City of Salta	19,311	86	99.5	100.0	173,222
Alto Rosario Shopping(4)	Nov-04	City of Rosario	33,534	140	99.6	100.0	477,555
Mendoza Plaza Shopping	Dec-94	City of Mendoza	42,876	130	97.3	100.0	286,628
Córdoba Shopping	Dec-06	City of Córdoba	15,361	102	99.3	100.0	172,347
La Ribera Shopping	Aug-11	City of Santa Fé	10,530	68	94.6	50.0	60,030
Alto Comahue	Mar-15	City of Neuquén	11,700	100	96.2	99.9	292,929
Patio Olmos(6)	Sep-07	City of Córdoba	—	—	—	—	—
Total			332,150	1,567	94.7		6,305,814

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) End of concession December 5, 2018
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party and does not include the rental revenues of Patio Olmos, for more details see “Accumulated rental income”.

The following table sets forth the total retail sales for each of IRSA´s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30,
	2019	2018	2017
	(in millions of Ps.)
Alto Palermo	8,106	8,958	9,173
Abasto Shopping	8,597	10,104	10,135
Alto Avellaneda	7,709	9,720	9,552
Alcorta Shopping	4,572	4,897	4,857
Patio Bullrich	3,003	2,715	2,718
Buenos Aires Design (1)	393	1,249	1,180
Dot Baires Shopping	6,589	8,360	8,244
Soleil Premium Outlet	3,538	3,963	3,785
Distrito Arcos	3,255	3,267	3,205
Alto Noa Shopping	2,919	3,526	3,488
Alto Rosario Shopping	6,497	7,248	6,981
Mendoza Plaza Shopping	5,179	6,117	6,003
Córdoba Shopping Villa Cabrera	2,119	2,506	2,588
La Ribera Shopping(2)	1,517	1,835	1,692
Alto Comahue	2,082	2,281	2,095
Total	66,075	76,747	75,696

(1) End of concession December 5, 2018
(1) End of concession December 5, 2018
(2) Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of IRSA´s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30,
	2019	2018	2017
	(in millions of Ps.)
Anchor Store	3,576	4,401	4,114
Clothing and footwear	36,716	40,038	40,588
Entertainment	2,215	2,382	2,587
Home and decoration	1,468	2,149	2,104
Home Appliances	7,400	8,462	8,064
Restaurants	8,284	9,064	8,738
Miscellaneous	788	828	561
Services	5,628	9,425	8,940
Total	66,075	76,747	75,696

Occupancy rate

The following table sets forth the occupancy rate expressed as a percentage of gross leasable area of each of IRSA´s shopping malls for the fiscal years indicated:

	As of June 30,
	2019	2018	2017
	(%)
Alto Palermo	99.1	99.5	99.3
Abasto Shopping	98.7	99.1	96.8
Alto Avellaneda	98.6	98.9	99.3
Alcorta Shopping	97.9	99.8	98.1
Patio Bullrich	93.5	97.1	97.6
Buenos Aires Design (1)	N/A	96.1	97.2
Dot Baires Shopping	74.5	99.5	99.9
Soleil Premium Outlet	99.0	97.7	100.0
Distrito Arcos	99.4	99.7	100.0
Alto Noa Shopping	99.5	96.8	99.4
Alto Rosario Shopping	99.6	99.5	99.6
Mendoza Plaza Shopping	97.3	98.3	97.1
Córdoba Shopping Villa Cabrera	99.3	100.0	98.1
La Ribera Shopping	94.6	94.9	97.6
Alto Comahue	96.2	94.4	96.4
Total (2)	94.7	98.5	98.5

(1)  End of concession December 5, 2018.
(2)  As of June 30, 2019, the occupancy rate decreased mainly due to 12,600 square meteres vacancy generated by Walmart in Dot Baires Shopping. Excluding this effect, the occupancy would have been 98.5%.

Rental price

The following table shows the annual average rental price per square meter for the fiscal years indicated:(1)

	For the fiscal years endedJune 30,
	2019	2018	2017
	(in Ps.)
Abasto Shopping	36,165	16,828	14,736
Alto Palermo	17,635	32,831	26,765
Alto Avellaneda	13,541	11,083	9,537
Alcorta Shopping	21,367	18,744	15,267
Patio Bullrich	16,409	14,831	12,399
Buenos Aires Design(2)	-	4,776	4,077
Dot Baires Shopping	9,319	8,385	6,727
Soleil Premium Outlet	13,854	10,141	7,583
Distrito Arcos	25,462	14,585	8,192
Alto Noa Shopping	7,612	5,822	4,644
Alto Rosario Shopping	11,511	8.835	7,772
Mendoza Plaza Shopping	5,504	4,149	3,458
Córdoba Shopping Villa Cabrera	9,114	7,098	5,682
La Ribera Shopping	4,748	3,444	2,814
Alto Comahue	20,769	11,694	5,956

(1) Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include income from Patio Olmos.
(2) End of concession December 5, 2018

Accumulated rental income

The following table shows the accumulated rental income for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2019	2018	2017
	(in millions of Ps.)
Alto Palermo	985	1,060	1,095
Abasto Shopping	919	1,427	1,490
Alto Avellaneda	660	741	744
Alcorta Shopping	485	514	516
Patio Bullrich	282	298	317
Buenos Aires Design (2)	37	121	131
Dot Baires Shopping	777	761	774
Soleil Premium Outlet	257	269	250
Distrito Arcos	442	434	417
Alto Noa Shopping	173	195	193
Alto Rosario Shopping	478	512	536
Mendoza Plaza Shopping	287	314	324
Córdoba Shopping Villa Cabrera	172	190	191
La Ribera Shopping(3)	60	64	62
Alto Comahue	293	252	245
Subtotal	6,306	7,152	7,285
Patio Olmos (4)	7	7	8
Reconciliation adjustments (5)	-339	-340	-300
Total	5,976	6,822	6,993

(1)  Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenues from non-traditional advertising and others. Does not include Patio Olmos.
(2)  End of concession term was December 5, 2018
(3)  Through our joint venture Nuevo Puerto Santa Fé S.A.
(4)  We owns the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.
(5)  Includes indirect incomes and eliminations between segments.

The following table sets forth our revenues from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	3,070	3,681	3,717
Percentage rent	1,249	1,314	1,409
Total rent	4,319	4,995	5,126
Non-traditional advertising	157	175	145
Revenues from admission rights	737	823	881
Fees	86	104	105
Parking	337	421	423
Commissions	173	271	285
Other	167	33	26
Revenues before expenses and collective promotion fund	5,976	6,822	6,991
Expenses and collective promotion fund	2,388	2,877	3,305
Total(1)	8,364	9,699	10,296

Lease expirations

The following table sets forth the schedule of estimated lease expirations for IRSA’s shopping malls for leases in effect as of June 30, 2019, assuming that none of IRSA’s tenants exercise their option to renew or terminate their leases prior to expiration:

	As of June 30, 2019
Agreements’ Expiration	Number ofagreements(1)	Square meters to expire	Due toexpire(%)	Amount of leasepayments(in millions of Ps.)(3)	Agreements(%)
Vacant Stores	58	17,511	5.3
Expired in-force	61	44,878	13.5	125.2	5.4
As of June 30, 2020	532	78,782	23.7	796.0	34.4
As of June 30, 2021	394	57,712	17.4	598.7	25.9
As of June 30, 2022	366	53,977	16.3	496.4	21.5
As of June 30, 2023 and subsequent years	156	79,290	23.9	296.2	12.8
Total	1,567	332,150	100.0	2,312.6	100.0

(1) Includes vacant stores as of June 30, 2019. A lease may be associated with one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) Reflects the annual Base Rent of agreements due to expire as of June 30, 2019.

Five largest tenants of the portfolio

The five largest tenants of the portfolio (in terms of sales) conforms approximately 17.3% of their gross leasable area as of June 30, 2019 and represent approximately 6.7% of the annual basic rent for the fiscal year ending in that date.

New leases and renewals

The following table shows certain information about IRSA´s lease agreements as of June 30, 2019:

	Number of agreements renewed	Annual base rent amount (in millions of Ps.)	Annual admission rights amount (in millions of Ps.)	Average annual base rent per sqm (Ps.)		Number of non-renewed agreements (1)	Non-renewed agreements (1) annual base rent amount (in millions of Ps.)
Type of business				New andrenewed	Formeragreements
Clothing and footwear	450	546.9	112.8	8,841.1	8,682.3	531	914.7
Restaurant	137	136.3	24.2	10,779.8	8,890.5	61	160.5
Miscellaneous(2)	97	117.1	31.9	12,031.2	13,197.3	120	204.1
Home	46	53.9	9.3	6,950.2	7,170.4	42	117.8
Services	52	52.1	23.0	5,887.2	4,552.1	0	42.5
Entertainment	26	39.6	4.2	1,896.0	1,509.8	3	55.2
Supermarket	2	11.4	0	1,075.2	839.3	0	4.4
Total	810	957.4	205.4	7,235.4	6,910.2	757	1,499.1
(1) Includes vacant stores as of June 30, 2019. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
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

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 2% and 10% of tenant’s gross sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 10% and 15% on a semi-annualy and cumulative basis from the seventh (7th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.

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

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2019:

Company	Shopping Mall	Location	Gross leaseable area	Market share Percentage (1)
IRSA Propiedades Comerciales S.A.
	Alto Palermo	City of Buenos Aires	18,637	1.43
	Abasto Shopping (2)	City of Buenos Aires	36,802	2.83
	Alto Avellaneda	Greater Buenos Aires, Province of Buenos Aires	37,958	2.92
	Alcorta Shopping	City of Buenos Aires	15,725	1.21
	Patio Bullrich	City of Buenos Aires	11,396	0.88
	Dot Baires Shopping(4)	City of Buenos Aires	48,827	3.76
	Soleil	Greater Buenos Aires, Province of Buenos Aires	15,158	1.17
	Distrito Arcos	City of Buenos Aires	14,335	1.10
	Alto Noa Shopping	City of Salta	19,311	1.49
	Alto Rosario Shopping (3)	City of rosario	33,534	2.58
	Mendoza Plaza Shopping	City of Mendoza	42,876	3.30
	Córdoba Shopping	City of Córdoba	15,361	1.18
	La Ribera Shopping	City of Santa Fe	10,530	0.81
	Alto Comahue	City of Neuquén	11,700	0.90
	Subtotal		332,150	25.56
Cencosud S.A.			277,203	21,33
Other Operators			690,499	53.13
Total			1,299,852	100.00
Source: Argentine Chamber of Shopping Malls.

(1) Corresponding to gross leaseable area in respect of total gross leaseable area. Market share is calculated dividing sqm over total sqm.
(2) Does not include Museo de los Niños (3,732 sqm).
(3) Does not include Museo de los Niños (1,261 sqm).
(4) Our interest in PAMSA is 80%:

Seasonality

Our business is directly related with seasonality, affecting the level of our tenants’ sales. During summer holidays (January and February) our tenants’ sales reach their minimum level, whereas during winter holidays (July) and in December (Christmas) they reach their maximum level. Clothing stores generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Sales at discount prices at the end of each season are also one of the main sources of impact on our business.

Offices

According to Colliers International, as of June 30, 2019, the A+ and A office inventory increased as compared to 2018, at 2,029,247 sqm. In terms of rental availability, the vacancy rate maintained without important changes around 8.99% during the second quarter of 2019. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values.

Compared to the previous quarter, the Premium Offices prices remained in the order of US$ 24.3 per square meter compared to the previous quarter, and showed the same period last year, which was US$ 24.7 per square meter. There was an increase in rental prices for A+ properties of US$ 0.33per square meter, from US$ 26.0 per square meter in the first quarter of 2019 to US$ 26.33 per square meter for the second quarter of 2019. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of US$ 40.0. Likewise, the industry reported a 3.73% increase in rental prices for A properties compared to the first quarter of 2019, reaching an average of US$ 22.34 per square meter, in which the North zone of Ciudad de Buenos Aires reach the higher prices, reaching US$ 34.0 per square meter.

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

Leases

IRSA usually lease their offices by using contracts with an average term of two years, with the exception of a few contracts with different terms. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment.

Properties

The following table shows certain information regarding our office buildings, as of June 30, 2019:

	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy (2)	IRSA’s Effective Interest

Offices(3)
AAA & A buildings
República Building	04/28/08	19,885	95.2%	100%
Bankboston Tower	08/27/07	14,865	93.5%	100%
Intercontinental Plaza	11/18/97	2,979	100.0%	100%
Bouchard 710	06/01/05	15,014	100.0%	100%
Dot Building	11/28/06	11,242	100.0%	80.0%
Zetta Building	05/06/19	32,173	97.5%	80.0%
Total AAA & A buildings		96,158	97.2%
B buildings
Philips Building	06/05/17	7,755	45.7%	100%
Suipacha 652/64	11/22/91	11,465	44.6%	100%
Total B buildings		19,220	45.0%
Subtotal Offices		115,378	88.3%	N/A

Other Properties
Santa María del Plata S.A	10/17/97	116,100	25.9%	100%
Nobleza Piccardo (5)	05/31/11	109,610	78.4%	50.0%
North Catalinas Plot	05/26/10	N/A	N/A	N/A
Other Properties (4)	N/A	12,292	35.6%	N/A
Subtotal Other Properties		238,002	50.6%	N/A

Total Offices and Others		353,380	59.5%	N/A

(1) Corresponds to the total leaseable surface area of each property as of June 30, 2019. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leaseable area as of June 30, 2019.
(3) Corresponds to total consolidated lease agreements.
(4) Through IRSA CP.
(5) Through Quality Invest.

Occupancy rate

The following table shows the occupancy rate of IRSA´s offices for fiscal years 2019, 2018 and 2017:

	Occupancy rate (1)
	As of June 30,
	2019	2018	2017
	(%)
Offices:
República Building	95.2%	98.4%	95.2%
Bankboston Tower	93.5%	85.6%	100.0%
Intercontinental Plaza	100.0%	100.0%	100.0%
Bouchard 710	100.0%	100.0%	100.0%
Suipacha 652/64	44.6%	86.2%	86.3%
DOT Building	100.0%	100.0%	100.0%
Philips	45.7%	69.8%	-
Zetta Building	97.5%	-	-
Total	88.3%	92.3%	96.7%

(1) Leased square meters pursuant to lease agreements in effect as of June 30, 2019, 2018 and 2017 over gross leasable area of offices for the same periods

Annual average income per surface area as of June 30, 2019, 2018 and 2017(1):

	Income per square meter (1)
	As of June 30,
	2019	2018	2017
	(Ps./sqm)
Intercontinental Plaza	10,775	11,983	11,866
Bouchard 710	17,142	14,289	12,543
Suipacha 652/64	15,623	6,071	6,663
Bankboston Tower	16,842	12,038	11,761
República Building	16,417	11,471	13,085
Dot Building	13,968	10,101	9,816
Philips Building	18,046	5,029	—
Zetta Building	11,149	—	—

(1) Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2019:

Property	Number of Agreements (1)(5)	Annual Rental Income(2)	Rental income per sqm New and Renewed(3)	Previous rental income per sqm(3)	No. of non-renewed agreements	Non-renewed agreements Annual rental income(4)
Bouchard 710	1	10,698,433	1,214	1,257	-	-
Della Paolera 265	3	104,463,158	1,249	1,251	-	-
Republica Building	8	93,015,881	1,343	1,230	1	2,242,046
DOT Building	3	42,673,277	1,078	1,008	-	-
Suipacha 664	1	10,576,344	552	530	-	-
Zetta	2	386,602,685	1,027	-	-	-
Total Offices	18	648,029,779	1,086	1,139	1	2,242,046

(1) Includes new and renewed agreements executed in fiscal year 2019.
(2) Agreements stated in U.S. dollars converted into Pesos at the exchange rate prevailing in the initial month of the agreement multiplied by 12 months.
(3) Monthly value.
(4) Agreements stated in U.S. dollars converted into Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5) Does not include agreements of parking spaces, antennas or terrace space.

Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at June 2019, overnight stays at hotel and parahotel establishments were estimated at 3.0 million, 13.3% higher than the same month the previous year. Overnight stays of resident and nonresident travelers increased by 11.0% and 21.3%, respectively. Total travelers who stayed at hotels were 1.4 million, accounting for a 10.7% increase compared to the same month the previous year. The number of resident and nonresident travelers increased by 7.9% and 22.6%, respectively. The resident travelers represented 78.7% of the total number of travelers who stayed at hotels.

According to International Toursim Statistics published by INDEC, in the first five months of 2019, 1,311.6 thousand non-resident tourists arrived, which represented an interannual increase of 20.3%. Ezeiza and Aeroparque concentrated 89.0% of non-resident tourists arrivals during the period, with a year-on-year increase of 18.1%. Arrivals of Brazilian tourists sood out, which represented a 33.5% increase compared to the same period of last year, followed by European and other American tourists.

During fiscal year 2019, we kept our 76.34% interest in Intercontinental hotel and 50.00% interest in Llao Llao, and we reached 100% interest in Libertador hotel

The following chart shows certain information regarding IRSA´s luxury hotels:

						Fiscal Year Sales as of June 30 (in millions of Ps.)
Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room Ps.(2)	2019	2018	2017
Intercontinental (3)	01/11/1997	76.34%	313	75.1%	5,582	734	384	295
Libertador (4)	01/03/1998	100.00%	200	65.6%	5,674	2414	227	157
Llao Llao (5)	01/06/1997	50.00%	205	56.4%	12,919	4919	489	331
Total			718	66.5%	7,322	8,067	1,100	783

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

Hotel Intercontinental, City of Buenos Aires

In November 1997, IRSA acquired 76.34% of the Hotel Intercontinental. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Montserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 23.66% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 313 rooms

Hotel Libertador, City of Buenos Aires

In March 1998 we acquired 100% of the Sheraton Libertador Hotel from Citicorp Equity Investment for an aggregate purchase price of US$23 million. In March 1999, we sold a 20% interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina.

During the fiscal year 2019, IRSA acquired 20% of the shares of Hoteles Argentinos S.A. (“HASA”), reaching 100% of the capital stock of HASA and beginning to operate the hotel directly under the name “Libertador”..The hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool.

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

In fiscal year ended June 30, 2019, revenues from the development and sale of properties segment amounted to Ps.783 million, compared to Ps.210 million posted in the fiscal year ended June 30, 2018.

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

The following table shows information about IRSACP´s land reserves as of June 30, 2019:

	IRSA CP's Interest	Date of acquisition	Land surface (sqm)	Buildable surface (sqm)	GLA(sqm)	Salable surface (sqm)	Fair Value (Ps. millions)

RESIDENTIAL - BARTER AGREEMENTS
Beruti (Astor Palermo) - BA City	100%	6/24/2008	-	-	-	175	235.9
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires	100%	7/19/1996	-	-	-	1,461	61.6
Total Intangibles (Residential)			-	-	-	1,636	297.5

LAND RESERVES
Catalinas - BA City (4)	100%	5/26/2010	3,648	58,100	30,832	-	-
Subtotal Oficinas			3,648	58,100	30,832	-	-
Total under Development			3,648	58,100	30,832	-	-
UOM Luján - Buenos Aires	100%	5/31/2008	1,160,000	464,000	-	-	445.9
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires	50%	5/31/2011	159,996	500,000	-	-	1,715.0
La Plata - Greater Buenos Aires	100%	3/23/2018	78,614	116,553	-	-	423.1
Maltería Hudson – Greater Buenos Aires	100%	31/7/2018	147,895	177,000	-	-	1,019.8
Caballito plot - BA City	100%	1/20/1999	23,791	86,387	10,518	75,869	1,557.5
Subtotal Mixed-uses			1,570,296	1,343,940	10,518	75,869	5,161.3
Coto Abasto aire space - BA City(2)	100%	9/24/1997	-	21,536	-	16,385	539.1
Córdoba Shopping Adjoining plots - Córdoba(2)	100%	6/5/2015	8,000	13,500	-	2,160	19.6
Neuquén - Residential plot - Neuquén(2)	100%	6/7/1999	13,000	18,000	-	18,000	100.6
Subtotal Residential			21,000	53,036	-	36,545	659.3
Polo Dot comnercial expansion – BA City	80%	11/28/2006	-	-	15,940	-	590.0
Paraná plot - Entre Ríos (3)	100%	8/12/2010	10,022	5,000	5,000	-	-
Subtotal Retail			10,022	5,000	20,940	-	590.0
Polo Dot - Offices 2 & 3 - BA City	80%	11/28/2006	12,800	-	38,400	-	1,135.7
Intercontinental Plaza II - BA City	100%	28/2/1998	6,135	-	19,598	-	473.3
Córdoba Shopping Adjoining plots - Córdoba(2)	100%	5/6/2015	2,800	5,000	5,000	-	11.1
Subtotal Offices			21,735	5,000	62,998	-	1,620.1
Total Future Developments			1,623,053	1,406,976	94,456	112,414	8,030.7
Other Reserves(1)			1,899	-	7,297	262	642.0
Total Land Reserves			1,624,952	1,406,976	101,753	112,676	8,672.7

(1)  Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Condominios del Alto II, Ocampo parking spaces, DOT adjoining plot and Mendoza shopping adjoining plot.
(2)  These land reserves are classified as Property for Sale, therefore, their value is maintained at historical cost adjusted for inflation. The rest of the land reserves are classified as Investment Property, valued at market value.
(3)  Sign of the deeds pending subject to certain conditions.
(4)  Sale agreements for 86.93% of the property under development have been signed between IRSA and IRSA CP and the remaining units have been sold to Globant, also through an agreement. The sale deed with both entities is yet to be signed. The fair value disclosed above corresponds only to the land.

The following table shows information about IRSACP´s expansions on its current assets as of June 30, 2019:

Expansions	IRSA CP's Interest	Surface(sqm)	Locations
Alto Rosario	100%	2,000	Santa Fe
Alto Palermo Adjoining Plot	100%	3,900	BA City
Alto Avellaneda	100%	1,300	Buenos Aires
Dot Baires Shopping	80%	1,600	BA City
Subtotal Current Expansions		8,800
Other future Expansions(1)		98,055
Subtotal Future Expansiones		98,055
Total Shopping Malls		106,855
Patio Bullrich - Offices / Hotel	100%	10,000	BA City
Philips Building	100%	20,000	BA City
Subtotal Future Expansions		30,000
Total Offices		30,000

Total Expansions		136,855

The following chart shows information about IRSA´s land reserves as of June 30, 2019:

	IRSA's Interest	Date of acquisition	Land surface (sqm)	Buildable surface (sqm)	Salable surface (sqm)	Fair Value (Ps. millions)

RESIDENTIAL
Pereiraola (Greenville) - Buenos Aires (1)	100%	4/21/2010	-	-	35,239	128.6
Zetol – Uruguay (1)	90%	6/1/2009	147,060	92,817	64,080	762.6
Vista al Muelle – Uruguay (1)	90%	6/1/2009	130,688	89,918	60,360	687.3
Total Intangibles (Residential)			277,748	182,735	159,679	1,578.5

LAND RESERVES
La Adela - Buenos Aires	100%	8/1/2014	9,868,500	3,951,227	-	595.1
Puerto Retiro - BA City (2)	50%	5/18/1997	82,051	246,153	-	-
Solares Santa María - BA City	100%	7/10/1997	716,058	716,058	-	9,358.9
Subtotal Mixed-uses			10,666,609	4,913,438	-	9,954.0
Caballito Block 35 -BA City (1)	100%	22/10/1998	9,879	57,192	30,064	654.2
Subtotal Residential			9,879	57,192	30,064	654.2
Total Future Developments			10,676,488	4,970,630	30,064	10,608.2
Another Land Reserves (3)			5,249,941	-	4,713	981.6
Total Land Reserves			15,926,429	4,970,630	34,777	11,589.8

(1)  These land reserves are classified as Property for Sale therefore, their value is maintained at historical cost adjusted for inflation.
(2)  This landplot is under judicial litigation and it is fully allowanced.
(3)  Includes Pilar R8 Km 53, Pontevedra, Mariano Acosta, Merlo and San Luis plot which are investment properties valued at fair value in the financial statements. Also includes Llao Llao plot which corresponds to property, plant and equipment and its book value is determined by the historical amortized cost adjusted for inflation. Moreover, Casona Abril is included in this section and it is a trading property valued at historical cost adjusted for inflation in the financial statements.

Residential Properties (available for sale)

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

Condominios del Alto II – City of Rosario, Province of Santa Fe (IRSA CP)

The Condominios del Alto II project will be composed of two opposite building blocks, commercially divided into 10 sub-blocks. The project consists of a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressrooms and a laundry. As of June 30, 2019, the works in parcel H have been completed and all the units subject to the barter have been received, with eight parking spaces available for sale.

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

Finally, on December 30, 2016, IRSA CP and TGLT signed the possession certificate for 36 residential apartments totaling 2,413 square meters, 32 residential parking spaces, and 171 commercial parking spaces As of June 30, 2019, 2 apartments, 13 residential parking spaces and 171 commercial parking spaces remain available for sale.

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

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April de 2010 IRSA sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for US$11.7 million. The purchaser would develop a project that includes the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 square meters of lots amounting to approximately US$3 million was included in the sale price. As of June 30, 2019, 10 lots were deeded and 42 remain to be traded.

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

Besides, Vista al Muelle S.A. owned since September 2008 a plot of land purchased for US$0.83 million. Then, in February 2010, plots of land were acquired for US$1 million. In December 2010, Vista al Muelle S.A. executed the title deed of other plots for a total amount of US$2.66 million, of which US$0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

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

As a result of the plot barter agreements executed in due time between the IMC, Zetol S.A. and Vista al Muelle S.A. in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. Construction capacity of the 13 plots is 182,000 sqm.

On November 15, 2018, the translation deed of sale of the first plot where the first Tower of Departments, Villas and single and double parking spaces is currently being built has been signed, the total exchange price was US$ 7,298,705 equivalent to 16% of all of the marketable built meters in the first Tower. 12% of it has been used to cancel part of the price balance maintained to date with the sellers of the plots acquired by Zetol S.A in June 2009. Estimated delivery date of the units January 2022.On November 15, 2018, the translation deed of sale of the first plot where the first Tower of Departments, Villas and single and double parking spaces is currently being built has been signed, the total exchange price was US$ 7,298,705 equivalent to 16% of all of the marketable built meters in the first Tower. 12% of it has been used to cancel part of the price balance maintained to date with the sellers of the plots acquired by Zetol S.A in June 2009. Estimated delivery date of the units January 2022.

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

Projects under Development

Alto Palermo Expansions (IRSA CP)

IRSA CP keeps working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of June 30 2019 was 23% and construction works are expected to be finished by July 2020.

200 Della Paolera - Catalinas building (IRSA CP)

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The company owns 30,832 square meters consisting of 26 floors and 272 parking spaces in the building. As of June 30, 2019, work progress was 68%.

Mixed uses

Ex UOM – Luján, Province of Buenos Aires (IRSA CP)

This 116-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by CRESUD from Birafriends S.A. for US$ 3 million on May 31, 2008. In May 2012, the Company acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out so as to change the zoning parameters, thus enabling the consummation of the project.

Ex Nobleza Piccardo Plant – San Mart’n, Province of Buenos Aires (IRSA CP)

On May 31, 2011, Quality Invest S.A. and Nobleza Piccardo S.A.I.C. y F. (Nobleza) executed the title deed for the purchase of a plot of land extending over 160,000 square meters located in the District of San Mart’n, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments. The price for the property was US$ 33 million.

Simultaneously with execution of the title deed the parties entered into a lease agreement whereby Nobleza leased the whole property for a term of up to 36 months from May 2011. On March 2, 2015 a Certificate was executed by Nobleza and Quality Invest S.A. for Full Return of the Property, and the contract relationship between the parties came to an end.

On June 28, 2017, Quality Invest S.A. signed an agreement with EFESUL S.A. in order to assume as their own the obligations that the latter agreed with the Municipality of General San Martin within the framework of the aforementioned Urban Agreement. The agreement contemplates a donation, which will be paid based on the work progress that the Municipality develops on the property initially transferred by EFESUL S.A.

In addition, during July 2017, Quality Invest S.A. subscribed two addendums to the aforementioned Urban Development Agreement, which contemplate the following: 1) a new subdivision plan of the property will be presented within 120 days of the addendum signing and 2) the payment of the twelveth installment in cash was replaced by the sum of Ps.71 million payables in 18 equal and consecutive monthly installments. As of the date of these financial statements, the first thirteen installments were canceled.

The remaining five installments will be integrated against certificates of work as a balance for the execution by the Municipality, of the work of expansion and enhancement of Rodriguez Peña Street, as established in the third addendum signed on October 16, 2018.

Also, on the same date, Quality Invest S.A. gave to the Municipality of San Mart’n a piece of land for the expansion of R. Peña Street under a free lease agreement. Similarly, on December 27, 2018, the municipality was given, by a similar agreement, a piece of land on Av. San Martín on the occasion of the extension of the Metrobus to the intersection with Rodriguez Peña Street.

Both works, at the date of these Financial Statements, are in the process of completion and once completed they must be transferred to the public space and use to the Municipality of San Mart’n. They will ultimately result in a property enhancement, given that they will prioritize the road and vehicular environment surrounding the property.

In compliance with the provisions of subsection i and ii, clause 3 of the third addendum, the subdivision plan and Master Plan were presented before the Ministry of Public Works and Services, with the configuration of five new massifs, in which, it is planned to develop a comprehensive urbanization of mixed uses. It is in the process of approval by the Municipality.

The Master Plan was carried out by the prestigious Gehl Studio (Denmark), generating a Modern Concept of a new Urban District, which, is being carried out to a preliminary project / project phase through the Mc Cormack Architecture Studio and Associates and internal and external teams.

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

The price of the operation was set at the amount of US$ 7,5 million which have been fully paid. The purpose of this acquisition is the future development of a mixed-use project, given that the property has characteristics for a commercial development in a high potential district.

On January 21, 2019, Ordinance No. 11767, approved by the Honorable Deliberative Council of La Plata on December 26, 2018, has been promulgated. With said promulgation, the uses and indicators requested to develop a project of 116,553 sqm are formally confirmed by said Ordinance.

Caballito Plot – City of Buenos Aires

This is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which the Company purchased in November 1997. This plot will be destined to the development of residential properties with retail and public spaces, with more than 85,000 sqm. This project was approved by the Buenos Aires City Government authorities.

La Malteria Hudson

In July 2018, IRSA CP acquired through its wholly-owned subsidiary, La Maltería S.A., a parcel with 147,895 sqm of surface and approximately 40,000 sqm of developed surface area commonly known as “Maltería Hudson”, located at the intersection between Route 2 and the Buenos Aires - La Plata highway, the main connection junction from the south of Greater Buenos Aires and the Atlantic Coast. The property is located in the City of Hudson, province of Buenos Aires. The price of the transaction was US$7.0 million, which has been paid in full.

There are two adjoining properties to La Maltería encompassing approximately 49,000 sqm and 57,000 sqm, respectively. The transfer of the deed for each parcel is pending. The acquisition price totaled US$720,825, of which 10% has already been paid and the balance is due at the time the deed is transferred. We executed an option with an unrelated third party to sell between 15% to 30% of the shares of La Maltería S.A. at our initial acquisition price plus interest to be determined for a 6-month period. On August 8, 2019, IRSA CP entered into an agreement with TGLT, where, according to different conditions, IRSA CP would contribute its ownership of La Matería into TGLT.

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

On December 27, 2018, an action for annulment was filed against the judgment that ordered the confiscation of the property named “Planta 1”. On March 1, 2019 we were notified of the "in limine" rejection of the action for annulment filed. Subsequently, on March 8, 2019, a motion for restitution was filed against said resolution. On March 19, 2019, we were notified of the Court's decision that rejected the replacement and declared the appeal filed in a subsidiary inadmissible. On March 22, 2019, a complaint was filed for appeal denied (before the Federal Criminal Cassation Chamber), the caul was granted, which is why the appeal filed is currently pending. In that sense, in April the appeal was maintained and subsequently, its foundations were expanded.

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

During 2016, a new Agreement was executed with the Executive Branch of the City of Buenos Aires, including a new Bill of Law. The new Bill of Law was submitted to the Legislative Branch of the City of Buenos Aires for consideration and was approved by the relevant commissions; yet, during legislative year 2018 it was reserved and remained without legislative treatment. As a consequence of that, at the end of the 2018 legislative session, the lack of treatment triggered the automatically invalidity of the above mentioned and executed Agreement with the Executive Branch of the City of Buenos Aires, which include such Bill of Law.

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

Residential

Coto Residential Project (IRSA CP)

The Company owns the right to construct above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires which we acquired in September 24, 1997. We estimate it has a construction capacity of 23,000 square feet (it also includes the right to receive certain parking units). The premises are located within the area between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

October 25, 2019, IRCP has transferred to a non-related third party the rights to develop a residential building (“Tower 1”) on Coto Supermarket airspace located in Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm.

The amount of the operation was set at US$ 4.5 million: US$ 1 million in cash and the balance in at least 35 apartment units, which represent the equivalent of 24.20% of the owned square meters, with a minimum guaranteed of 1,982 sqm.

In a 30 months period since the signature, when certain conditions have been met, IRSA CP must transfer to the same unrelated third party the rights to build a second apartment building.

Neuquén Residential Plot– Neuquén, Province of Neuquén (IRSA CP)

Through Shopping Neuquén S.A., IRSA CP owns a plot of 13,000 square meters with construction capacity of 18,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue, the hypermarket currently in operation and a hotel to be constructed.

Caballito Plot – City of Buenos Aires

On June 29, 2011, IRSA and TGLT, a residential developer, entered into an agreement to barter for the development of a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos.

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

As of June 30, 2019, the building’s occupancy rate was 95.9%, thus generating an average rent of US$75.80 per sqm.

	As of June 30,
Lipstick	2019	2018	YoY Var
Gross Leaseable Area (sqm)	58,092	58,092	-
Occupancy	95.9%	96.9%	-1.0 p.p.
Rental price (US$/sqm)	75.8	77.5	-2.2%

During the fiscal year, Metropolitan 885 Third Avenue Leasehold LLC ("Metropolitan"), which owns the building, does not exercise the option to purchase a part of the land (Ground Lease) where the Lipstick was built whose term expired on April 30, 2019.

Latham & Watkins occupies 40,035 sqm of the office and storage space on a lease expiring on June 30, 2021.  In April 2018, Latham & Watkins communicated its intention of not be renewing its lease. For more information see “Risk Factors – Risks relating to our business in the United States”

On March 4, 2019, Metropolitan, a subsidiary of New Lipstick, has renegotiated its debt without recourse to IRSA and has been reconfigured with a balance of US$ 11 million. That debt must be canceled on April 30, 2021.

In June 2019, an “Escrow Agreement” was signed for the sum of US$ 5.1 million, through which an option was bought to purchase the controlling position of one of the lands where the Lipstick was built. This option expired on August 30, so the seller collected such deposit from the escrow account. The company will continue negotiations trying to obtain funding sources that allow us to execute the purchase.

Investment in Condor Hospitality Trust

IRSA maintains its investment in the Condor Hospitality Trust Hotel REIT (NYSE: CDOR) mainly through its subsidiary Real Estate Investment Group VII (“REIG VII”), in which IRSA holds a 100% interest. Condor is a REIT listed in NYSE focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

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

As a subsequent event, on July 19, 2019, Condor signed an agreement and merger plan with a company not related to the company. As agreed, each Condor ordinary share, whose nominal value is US$ 0.01 per share will be canceled before the merger and will become the right to receive a cash amount equivalent to US$ 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled and will become entitled to receive a cash amount equal to US$ 10.00 per share.

It is estimated that the operation will be consummated before December 31, 2019. As of the date of these annual report, the company owned 2,245,099 common shares and 325,752 preferred E shares.

Others

Our interest in Banco Hipotecario

As of June 30, 2019, IRSA helds a 29.91% interest in Banco Hipotecario. Established in 1886 by the argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 63 branches in the 23 Argentine provinces and the City of Buenos Aires, and 15 additional sales offices throughout Argentina.

Banco Hipotecario is a commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards, insurance, brokerage, asset management and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2019, Banco Hipotecario ranked seventeen in the Argentine financial system in terms of shareholders’ equity and sixteen in terms of total assets. As of June 30, 2019, Banco Hipotecario’s shareholders’ equity was Ps.10,271.4 million, its consolidated assets were Ps.83,822 million, and its net income for the twelve-month period ended December 31, 2018 was Ps.2,051.4 million. Since 1999, Banco Hipotecario’s shares have been listed on BYMA, and since 2006 it has had a Level I ADR program.

Banco Hipotecario conducts its operations through the following business units:

●
retail banking, which provides a full range of retail banking products and services to individual clients;
●
wholesale banking, which provides a full range of commercial banking products and services to large
●
Argentine companies, small and medium enterprises (“SMEs”) and public-sector entities;
●
finance, which manages our funding, excess liquidity and investments in securities; and
●
insurance, which provides a wide range of life, property, unemployment and other insurance products to both wholesale and retail clients.

Banco Hipotecario continues its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans increased from Ps.14,845.9 million as of December 31, 2014 to Ps.17,944.7 million as of December 31, 2015, to Ps.24,397.1 million as of December 31, 2016 to Ps.32,707.9 million as of December 31, 2017, to Ps.39,775.5 million as of December 31, 2018 and to Ps.36,545.6 million as of June 30, 2019 increasing the interest in the aggregate loan portfolio to the non-financial private sector (without considering mortgage loans) from 82.2% as of June 30, 2018 to 85.5% as of June 30, 2019. Non-performing loans represented 13.3% of its total portfolio as of June 30, 2019.

Furthermore, Banco Hipotecario has diversified its funding sources, by developing its presence in the local and international capital markets and increasing its deposit base. Its financial debt represented 56.4% of the total financing as of June 30, 2019.

Its subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, securitization and asset management, BHN Vida S.A., a life insurance company, BHN Seguros Generales S.A., a home insurance company and Tarshop S.A., a company specialized in the sale of consumer financing products and cash advances to non-banking customers.

On April 10, 2019, Banco Hipotecario approved the distribution of a cash dividend of Ps.250 million, which was made available on April 22, 2019. The company has received Ps.74.8 million, according to its stake in the bank.

Others Assets

La Rural (Exhibition and Convention Center)

LRSA holds usufruct rights for the commercial operation of the emblematic Predio Ferial de Palermo (Palermo exhibition center) in the City of Buenos Aires. IRSA CP indirectly holds a 35% interest in it.

In July 2016, IRSA CP acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which IRSA CP already held 50% of the share. IRSA CP also acquired a 1.25% interest in ENUSA from Mr. Marcelo Figoli. The aggregate acquisition price for such acquisitions was Ps.66.5 million. Immediately after its acquisition, IRSA CP sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. The sale amount was agreed at Ps.13.5 million. As a result, IRSA CP now hold 70% of the shares of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. OASA holds 50% of the voting stock of LRSA and SRA holds the remaining 50%. In addition, OASA manages LRSA pursuant to agreements entered into with SRA that include the right to appoint the chairman of the board of LRSA—with deciding vote on certain key governance matters—and the chief executive of LRSA. ENUSA is mainly engaged in organizing entertainment events for trade fairs.

On August 4, 2017, a 15-year concession for the Exhibition and Convention Center of the City of Buenos Aires was executed by the joint venture LA RURAL S.A. - OFC S.R.L. - OGDEN ARGENTINA S.A. – ENTRETENIMIENTO UNIVERSAL S.A. UNION TRANSITORIA, which was granted pursuant a public bidding process. The members of the joint venture hold the following interests: (a) LRSA 5%; (b) OFC SRL 20%; (c) OASA 55%; and (d) EUSA 20%.

The shareholders of LRSA are Sociedad Rural Argentina and OASA, each of which owns 50% equity interest. OASA and EUSA are controlled by EHSA. Consequently, IRSA CP indirectly hold a 50.00% interest in the joint venture.

The Exhibition and Convention Center has a surface area of approximately 22,800 sqm and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the University of Buenos Aires to Parque Thays.

Also, La Rural S.A. continues to work on the consolidation of the commercial development of the “Convention Center of Punta del Este”, through its participation in the company that holds the concession until 2041.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in residential development projects in Argentina and Uruguay. IRSA CP holds a 3.7% interest in TGLT.

On August 1, 2017, IRSA CP exercised their preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for an aggregate amount of US$22,225,000 (US$ 1.00 par value) due 2027.

On August 8, 2019 has executed with TGLT certain contracts tending to collaborate in the process of financial restructuring of said company through its recapitalization. For more information see “IRSA’s Recent Developments - Recapitalization agreement TGLT by IRSA CP".

DirecTV Arena

DirecTV Arena is an indoor stadium with unique features intended for the performance of top-level international events, including sporting events and concert. The price set for the transaction was US$4.2 million. Through these types of investments, our equity stake in LRSA and through the new Convention Center of the City of Buenos Aires, IRSA CP continue to expand our exposure into conventions, sporting events and entertainment, which could generate synergies with our core shopping center business.

Pareto

On October 8, 2018, the company Pareto S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. The company started with 100,000 ordinary shares of capital (65% IRSA CP and 35% Hernan Finkelstein). On December 17, 2018, a capital increase for 16,500 shares was approved, subscribed in full by us, and the new holding being 69.96% by us and 30.04% by Hernan Finkelstein, with an issue premium of Ps.3.5 million per share, that is, a total premium of Ps.58.3 million.

Pareto is a 100% digital customer loyalty system that promotes benefits and discounts in all our shopping mall.

Appa, Pareto’s app is a 100% digital customer loyalty system that promotes benefits and discounts across all our shopping malls. The app is also used to pay Parking lots giving customers the most convenient and fast check out available. The plan is to extend this frictionless payments method in gastronomic and apparel stores too.

Tarjeta Shopping (consumer finance)

Tarjeta Shopping S.A. is a company founded in 1995 that is issues, processes and administers credit cards, allowing cardholders to obtain cash and consumer financing in stores. In 2010, Banco Hipotecario S.A. acquired an 80% in the company form us; the remaining 20% is held by us. On February 14, 2019, we completed the sale of our entire equity stake in Tarshop S.A. to Banco Hipotecario S.A., which thereby became the holder of 100% of the share capital of Tarshop.

Operations Center in Israel

We develop our operations in Israel through IDBD and DIC. IDBD and DIC are holding companies, which invests (directly and indirectly) in companies that operate in several different fields, primarily in the communication, real estate, commerce, services and insurance branches. IDBD and DIC strive to promote and maximize the value of theirs existing investments, and to improve them, and also to sell them in suitable cases we manage their subsidiaries through the appointment of directors, or through involvement in the business strategic processes of the subsidiaries.

As of the date of this annual report, we hold 100% of the shares of IDBD and 83.77% of the outstanding shares of DIC and 100% of IDBD.

Real Estate (DIC)

PBC’s strategy is to continue to implement its growth strategy, to develop its yield bearer properties and to increase revenues from this activity, which is its main activity, by building on land, which PBC owns, and locating new investments opportunities. Concurrently, PBC will act to realize assets in which their improvement potential was fully utilized and PBC will also act to maintain a strong financial stability.

In December 2018, as part of a tender offer which was launched by DIC for the acquisition of PBC shares, DIC acquired approximately 2.6% of PBC outstanding share capital. In December 2018, DIC acquired an additional 0.5% of PBC outstanding share capital. The total acquisition cost of such acquisitions was NIS 55 million. In January and February 2019, DIC acquired approximately 1.4% of PBC’s outstanding share capital, for a total cost of NIS 26 million. As a result of the aforementioned acquisitions, DIC’s stake in the outstanding share capital of PBC increased to 68. 82%.

Supermarkets (DIC)

Shufersal’s strategy was relaunched in 2014, the main elements of which are strengthening of Shufersal’s competitive position, especially in the discount segment, develop and grow in Shufersal’s own brand, which includes the launch of new products in certain leading categories (such as pharma and products for infants) alongside with the improvement of relationships with its suppliers, the growth in sales of Shufersal Online and other digital operations, including Shufersal App, promotion of growth engines and development of specialized areas of activity, which includes, development of “Shufersal for Business” (Wholesale Sales Offers), and further implementation of the streamlining plan and changes in internal procedures while saving costs. In June 2018, DIC sold 16.6% of the issued share capital of Shufersal, for a total net consideration of NIS 848 million, according to which DIC’s holdings in Shufersal decreased to approximately 33.6% and therefore ceased to be the controlling shareholder of Shufersal. Thus, after the date of the said sale we ceased to consolidate the financial statements of Shufersal in our financial statements. In November 2018, DIC sold approximately and additional of 7.5% of Shufersal’s issued share capital, in consideration of a total of NIS 413 million. As a result, DIC’s stake in Shufersal’s issued share capital further decreased to 26.02%.

Telecommunications (DIC)

Cellcom business strategy is divided into the following categories:

●
From a cellular company to a comprehensive telecom group - As a communications group,  Cellcom Israel can maximize the benefits of offering its customers full and comprehensive mobile and wireline solutions and bundles of services (including triple/quatro play) and enhancing its competitive capabilities; retaining its existing subscribers and attracting new subscribers; offering new services that are synergetic to its core businesses like IOT and growing wireline service revenues.
●
Optimization of cost structure - Cellcom Israel intends to continue its efforts to optimize its costs by implementing further efficiency measures and reducing its expenses, including through the network sharing and hosting agreements it entered into with Golan and Xfone and by its agreements for  investment in IBC, sale of its independent fiber-optic residential infrastructure to IBC and IRU in IBC’s fiber-optic infrastructure, as they are expected to allow Cellcom Israel to reduce its current landline wholesale payments to Bezeq, and adjust its operations to the changing market conditions.
●
New growth engines - such as fiber optic deployment through its investment in IBC, its  OTT television offering and IOT solutions.
In January 2019, DIC acquired approximately 0.2% of Cellcom issued share capital. As a result of the aforementioned acquisitions, DIC’s stake in the issued share capital of Cellcom increased to 44.1% in capital, 47.0% in voting rights.

Insurance (IDBD)

Clal has an advanced research department and an effective trading execution, to ensure a competitive advantage in order to achieve a fair long-term yield for policy holders, maximizing income from investments in accordance with the company’s risk appetite and the structure of liabilities in the portfolios. As of June 30, 2019, IDBD’s stake in Clal’s outstanding share capital was 20.3% directly and 24% through swaps. As a subsequent event, IDBD sold an additional 6% of Clal in exchange for its own bonds, decreasing its stake, directly and through swaps, to 35.3%.
In July 2019, Mr. Eduardo S. Elsztain, IDBD’s controlling shareholder withdrew his request of March 2019 for a permit for the control of Clal Holdings Insurance Enterprises and of Clal Insurance. IDBD is continuing to carry out activities and to invest efforts in the sale of its holdings in Clal Holdings Insurance Enterprises Ltd.

Corporate

This segment includes the expenses related to the activities of holding companies.

Others

Includes the assets and income from other miscellaneous businesses, such as technological developments, tourism, oil and gas, electronics, and other sundry activities.

Corporate Structure

As of June 30, 2019, we indirectly owned 100% of IDB’s capital stock and 83.77% of DIC’s capital stock. The structure chart below shows our equity interest in the various entities that comprise our Operations Center in Israel:

* There is a non-recourse intercompany loan between Dolphin (borrower) and IDBD (lender) due to the transference of DIC shares. This loan is guaranteed with DIC shares sold.
** As of September 30, 2019, IDBD holds economic rights for approx. 35.3% of the shares.

Investment in IDBD Corporation

Acquisition of Control of IDBD

On May 7, 2014, the Company, acting indirectly through Dolphin, acquired jointly with E.T.H.M.B.M. Extra Holdings Ltd., a company incorporated under the laws of the State of Israel (“ETH,”) controlled by Mordechay Ben Moshé, entered into a transaction to acquire an aggregate of 106.6 million common shares in IDBD representing 53.30% of its stock capital, in the context of a debt restructuring transaction related to IDBD’s holding company, IDBH. Under the terms of the agreement, Dolphin and ETH executed a Shareholders’ Agreement and Dolphin and ETH each acquired a 50% interest in IDBD of the shares acquired. The initial amount invested by each Company was NIS 950 million, equivalent to approximately US$272 million. On October 11, 2015, IFISA (a company indirectly controlled by Eduardo S. Elsztain) acquired ETH and since that date, we started to consolidate IDBD into our financial statements.

Tender Offers

On March 31, 2016, Dolphin fulfilled its commitments under the debt restructuring agreement of IDBD’s controlling company, IDBH, with its creditors (the “Arrangement”). As a result, as of March 3, 2016: (i) Dolphin purchased all the shares held by IDBD’s minority shareholders; (ii) all the warrants held by IDBD’s minority shareholders expired; and (iii) Dolphin made additional contributions to IDBD in the form of a subordinated loan, as described below.

The price paid for each IDBD share to minority shareholders was: (i) NIS 1.25 million in cash, resulting in a total payment of NIS 159.6 million (US$42.2 million); (ii) NIS 1.20 per share through the subscription and delivery of IDBD’s Series I bonds (“IDBD Bonds”) that was paid by Dolphin at par; therefore, it subscribed bonds for NIS 166.5 million, including the payments due to warrant holders; and (iii) the commitment to pay (a) NIS 1.05 million (subject to adjustment) in cash if Dolphin receives authorization to assume control of Clal Insurance Company Ltd. and Clal Insurance Business Holdings Ltd. Or (b) if IDBD sells its interest in Clal for a sale price per Clal share in excess of 75% of its book value.

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

On August 29, 2019, IDBD Board of Directors approved a letter of undertaking to the (series I, K, M and N) bondholders of IDBD (jointly – “the bondholders”), in which IDBD undertook that, insofar as a purchase of bonds by IDBD of any of the series I, K, M or N of IDBD’s bonds (“the repaid series”) will actually take place by November 30, 2019, and insofar as the debt to that series, in whole or in part, is an unsecured debt (“purchase operation”), then IDBD will act, within 60 days of the date of making the purchase operation (“the balancing period”) to buy bonds of each of the other series of bonds, which has an unsecured debt (the adjusted (par) balance of the relevant series, less the value of the collateral at the market price for that series, insofar as there will be any (provided that the resulting amount is positive) (“unsecured debt”) and which is not the repaid series (“the relevant series”), in an amount (at par) out of the relevant series (“the amount of the balancing bonds”) which will be equal to the acquired liability value (at par) of the repaid series divided by the unsecured debt of the repaid series before the purchase operation multiplied by the unsecured debt of the relevant series (“the balancing operation”), which shall be calculated as of the date of performing the purchase operation. On the date of performing the purchase operation, IDBD shall deposit with the trustee for the relevant series a sum in cash that is equal to the amount of the par value of the amount of the balancing bonds multiplied by the closing price of the bonds of the relevant series on the trading day preceding the date of performing purchase operation, plus the amount of the premium (“the amount in the deposit”). The amount of the premium will be determined in accordance with the average price that IDBD paid within the framework of the purchase operation for the bonds from the relevant series divided by the closing price of that bond on the trading day that preceded the date of performing the purchase operation. The amount in the deposit will be charged with a first-degree charge in favor of the trustee for the relevant series and shall serve as collateral for IDBD’s undertaking to the relevant series pursuant to the Letter of Undertaking. IDBD shall be entitled to order the trustee to make a purchase of bonds from the relevant series out of the amount in the deposit, up to the completion of the purchase of the amount of the balancing bonds as stated above, with respect to the relevant series, by the end of the balancing period. If IDBD bought, during the balancing period, the whole amount of the balancing bonds, the amount in the deposit or the balance thereof shall be returned to IDBD, immediately upon IDBD’s first demand. For the avoidance of doubt, if IDBD bought the whole amount of the balancing bonds, during the balancing period, the amount of the deposit or the balance thereof shall be returned to it, and in such a case, the trustee shall not be entitled to delay its repayment for any reason whatsoever. If IDBD does not buy the whole amount of the balancing bonds during the balancing period, then IDBD undertakes that the balance of the amount in the deposit shall be used for the early redemption of the bonds from the relevant series, on the earliest date possible after the end of the balancing period, and the trustee of the relevant series will be entitled to carry out any operation in order to realize the amount in the deposit for this purpose. A failure to purchase the whole amount of the balancing bonds shall not be regarded as a breach of IDBD’s undertaking, provided that the amount has been deposited in the deposit account. In addition, IDBD undertook that a purchase operation can be made only in a case where before the making of the purchase operation or at the same time as making it, a capital contribution is made into IDBD. During the period of IDBD’s undertaking, no early payment shall be made of bonds from a series of bonds where the debt to it in whole or in part is unsecured debt, unless the trustees of all the series of the bonds give at least ten days’ written notice before making the prepayment. The aforesaid shall not apply with respect to early repayment that will be made pursuant to the Letter of Undertaking. It was also clarified in the Letter of Undertaking that, in IDBD’s estimation, in view of the scope of the unsecured debt that exists as of the date of execution of the Letter of Undertaking, during the period of the undertaking, the order of the purchases, insofar as there will be as follows: The purchase of (series I) bonds, and on the same date or thereafter, balancing the operation with respect to (series N) bonds. Insofar as the Company will plan to act in accordance with a different order, it will be liable to deliver seven days’ written notice of this to all the trustees.

Purchase of DIC’s shares by Dolphin

In December 1, 2017, Dolphin executed a share purchase agreement pursuant to which Dolphin purchased all the shares that IFISA held of IDBD, which amounted to 31.7% of the capital stock. And become the owner of 100% of IDBD's outstanding shares.

The transaction was made at a price of NIS 398 million (equivalent to NIS 1.968 per share and approximately to Ps.1,968 million as of the date of the transaction). As consideration of the transaction all receivables from Dolphin to IFISA were canceled plus a payment of US$ 33.7 million (equivalents to Ps.588 million as of the date of the transaction). This transaction was accounted in equity as a decrease in the equity holders of the parent for an amount of Ps.2,923 million.

As of the date of this annual report, the investment made from IRSA in IDBD and DIC is approximately US$640 million, and IRSA’s indirect equity interest reached 100% of IDBD’s undiluted stock capital. For additional information, please see “Significant acquisitions, dispositions and development of business.”

On November 22, 2017, all of DIC’s shares held by IDBD (106,780,853 shares) were sold to Dolphin IL., wholly owned by subsidiary of Dolphin, which, as consideration, issued a debenture to IDBD and paid a total of NIS 70 million as purchase price. Additionally, as security for the payment of the debenture Dolphin IL deposited 9,636,097 DIC shares with I.B.I. Trust Management, which serves as colateral for the debenture.

On May 6, 2018, IDBD agreed on a swap on shares of DIC held by third parties with a banking entity not related to the group for a period of one year with the possibility of extending an additional year. The total of shares subject to the agreement is 6,020,811 and the value of the swap at the time of subscription is on average NIS 10.12 per share, approximately NIS 60 million (approximately Ps.342 million on the day of the transaction). For this transaction, we have not increased its participation in DIC for this transaction and granted guarantees on certain financial assets. On December 27, 2018, IDBD notified the banking entity that it wishes to terminatethe swap transaction in connection with all of the aforementioned shares of DIC and on January 11, 2019, the swap transaction, at a price of NIS 9.26 per share sold, was completed.

In December 2018, DIC’s Board of Directors approved a plan for the self-purchase of DIC shares, for a period of one year, until December 2019, at a scope of up to NIS 120 million. In December 2018, DIC acquired 2.1 million DIC shares, at a total cost of NIS 19 million. In January and February 2019, DIC acquired an additional 10 million DIC shares, at a total cost of NIS 96 million.

As of June 30, 2019 we owned indirectly 83.77% of DIC, for more information see “Recent Developments.”

On June 26, 2019, DIC Board of Directors approved an additional plan for the self-purchase of its debentures (Series F and Series J), until the end of June 2020, at a total cost of up to NIS 300 million. The aforementioned debentures will be acquired in accordance with market opportunities, according to the dates, prices and scopes which will be determined by DIC management. In the first half of 2019, DIC purchased its debentures (Series F and Series J) at a total cost of NIS 149 million. As a result of the purchase, DIC recorded, in its financial statements for the first half of 2019, profit from the prepayment of debentures in the amount of NIS 26 million. On July 15, 2019, DIC Board of Directors approved a plan for the self-purchase of its debentures (Series F and Series J), until the end of July 15, 2020, at a total cost of up to NIS 200 million. The aforementioned debentures will be purchased in accordance with market opportunities, according to the dates, prices and scopes which will be determined by DIC management. In July 2019, DIC purchased its debentures (Series F and Series J), at a total cost NIS 300 million. As a result of the purchase, DIC is expected to record, in its financial statements as of September 30, 2019, profit from the prepayment of debentures in the amount of NIS 42 million.

In July 2019, PBC sold 11.7% of Gav-Yam’s issued share capital, decreasing the ownership from 51.7% to 40.0%. The gross consideration with respect to the sale of the shares amounted to a total of NIS 456 million. On September, 2019, PBC sold an additional 5.14% of Gav-Yam’s issued share capital, such that its stake in Gav-Yam decreased from 40.0% to 34.9%. The gross consideration with respect to the sale of the shares amounted to a total of NIS 224 million. PBC reportedly stated that, for its position, the sale of Gav Yam shares, as stated above, brings PBC to comply with the Concentration Law, with respect to the holding of PBC in Gav-Yam, where PBC are not the controlling shareholder in Gav-Yam following the said transactions. As a result of the aforementioned sales, DIC is expected to record, during the fiscal year 2020, an increase in capital attributed to the Company’s owners in the amount between NIS 500 million and NIS 600 million.

On January 17, 2019, DIC’s Board of Directors resolved to perform a dividend distribution in cash of NIS 40 million, and a dividen payment in kind of IDBD’s debentures (Series I), for NIS 64 million, according to the market value of the debentures (Series I) on the distribution date. The total distributed dividend amounted to a sum of NIS 104 million, which was paid on February 3, 2019.

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

IDBD’s investee companies

As of June 30, 2019, the investee companies which are held by IDBD include IDB Tourism and Clal, which we reported in our financial statements as discontinued operations, as well as IDBG (50%) and Modiin Energy (20%), which are treated as investee companies accounted by the treated at the equity method.

Dolphin Commitment to inject capital in IDBD

As of the date of this annual report, IDBD's cash flow and its ability to meet its financial debt commitments, faced the following challenges: As of June 30, 2019, IDBD had negative equity at that date, negative operating cash flow and a low credit rating of its debentures that caused that certain bondholders hire a representative and legal advisors to evaluate a potential procedure for declaring the insolvency of IDBD. Despite these potential claims, the Board of Directors of IDBD had a cash flow forecast for a period of 24 months that assumes that IDBD will receive, among other things, cash from the realization of private investments which are directly owned by IDBD, in such way that IDBD expects to fulfill all its obligations for the next 24 months. Additionally, IRSA’s Board of Directors has approved a commitment to make capital contributions in Dolphin for up to NIS 210, in accordance with a schedule of commitments acquired by Dolphin with IDBD as described below between September 2019 and September 2021. IRSA is the guarantor of these commitments. For more information see “Item 4. Information about the Company – Operation in Israel”.

IDBD’s undertakings shall be immediately canceled: (A) if any of the bondholders adopts a resolution at a meeting of (all or some of) IDBD’s bondholders with respect to the filing of legal proceedings against IDBD of any kind, including, demanding immediate repayment of (all or some of) the debt to IDBD’s bondholders, the realization of collateral or any other matter of a similar nature to the aforesaid matters. (B) If a legal proceedings of any kind is filed by the trustee or the representation of (all or some of) the bondholders against IDBD, including, demanding immediate repayment of (all or some of) the bonds or the realization of collateral.

On August 31, 2019, Dolphin Netherlands irrevocably undertook to make capital injections into IDBD in a total amount of NIS 210 million in three equal annual payments (NIS 70 million each) on September 2, in each of the years 2019-2021 (“the Payments” and “the Payment Dates,” respectively). The Payments as aforesaid will be made in return for shares of IDBD or as a deferred loan on similar terms to the subordinated loans that were advanced in the past by Dolphin Netherlands to IDBD. Should IDBD not have the cash flow resources required for the purpose of and with respect to the financing of the Seller of Clal shares Loan, IDBD shall have the right to demand an advance of a sum of up to NIS 40 million on account of the second payment, subject to the approval of the Audit Committee and the Board of Directors of IDBD that such finance is required. On September 2019, IDBD received the first part of the payment from Dolphin Netherlands in the amount of NIS 70 million.

In addition, IRSA unilaterally and irrevocably undertook to Dolphin Netherlands that it would transfer to Dolphin Netherlands, upon its request, the amounts that it needs in order to comply with Dolphin’s Undertaking (“IRSA’s Undertaking”). If Dolphin Netherlands does not make the capital injections in accordance with Dolphin’s Undertaking, then the rights of Dolphin Netherlands pursuant to IRSA’s Undertaking will be assigned to IDBD automatically, and IDBD will have a right to enforce the IRSA Undertaking. The IDBD Undertaking will expire automatically if: (a) an insolvency proceeding is filed against IDBD (whether voluntarily or involuntarily) and is valid on any of the Payment Dates, in which case the relevant Payment Date will be postponed for a period of 90 days and the relevant Payment will be transferred to IDBD only if the proceedings is canceled during the aforesaid period of 90 days; (b) an insolvency order is passed pursuant to Israeli applicable law; and (c) a receiver, trustee, special manager or any functionary of this kind (temporary or permanent) is appointed for IDBD, or a similar order is made (with respect to insolvency of the company) by the court.

DIC investee companies

As of June 30, 2019, the main consolidated companies directly held by DIC are Property &Building Ltd. (68.82%), Cellcom (44.1% in capital, 47.0% in voting rights), and Elron (61.1%). Shufersal is a primary associate company (26.0%).

In addition, other main investments include the debenture from Dolphin IL (which was received in the transaction involving the sale of the IDBD’s holdings in DIC in November 2017, as stated above).

Segments

Within the Operations Center in Israel, the Company operates in the following segments though IDBD and DIC:

Real Estate (DIC)

PBC operates in Israel and in the United States, within two separate operating segments: the income producing property segment and the residential construction segment. PBC has other investments in agriculture through Mehadrin. As of June 30, 2019, PBC owns rental properties in Israel for approximately 1,235,000 square meters (as compared with approximately 1,180,000 square meters as of December 31, 2018), the HSBC Tower in New York with an area of approximately 80,000 square meters, which according to a valuation dated April 30, 2019 is estimated in an approximate amount of US$ 935 million, and the Tivoli project in Las Vegas, with leasable area of approximately 31,000 square meters of office spaces and approximately 31,000 square meters of commercial space, as of June 30, 2019 the occupancy rate stands of approximately 97%, as well as land reserves of approximately 643,000 square meters in Israel

PBC’s properties in Israel and in the United States are as follows:

Areas rented for the use of offices and high tech industries (“Office and Hi-Tech Uses”).

Business parks and office buildings for hi-tech industries. PBC, through Gav-Yam, has expertise in the provision of solutions for the special requirements of this industry, and builds designated buildings which are adjusted to the needs of the lessees, and also provides management services for those buildings. On July 1, 2019, PBC sold approximately 11.7% of its equity interest in Gav-Yam's through private agreements. After this transaction, the holding of PBC in Gav-Yam changed from 51.7% to 40.0%. Additionally, on September 1, 2019, PBC sold approximately an additional 5.14% of Gav-Yam, therefore the stake of PBC in Gav-Yam went from 51.7% to 34.9%. It is estimated that as a result of these sales, PBC will lose control over Gav-Yam and will deconsolidate said investment.

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

PBC leases include mainly medium and longer-term rental contracts, and in general, rental contracts in Israel involve unprotected leases, and rental rates are linked to the consumer price index. The policy of PBC is to prefer long-term contracts with high-quality lessees.

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

Presented below is a corporate chart of PBC and its subsidiaries, as of June 30, 2019:

(1) Gav-Yam is a public company whose securities are listed for trading on the TASE. Most of Gav-Yam’s activities are in the revenue-generating properties segment, primarily hi-tech parks, business parks, offices and logistical centers, as well as construction and marketing, together with a partner, of a residential neighborhood in Haifa. In July 2019 and September 2019, PBC sold 11.7% and 5.1% of Gav-Yam’s issued share capital, respectively. Our stake in Gav-Yam decreased from 51.7% to 34.9%. The gross consideration with respect to the sale of the shares amounted to a total of NIS 456 million
PBC position is that the above sales of Gav-Yam shares results in PBC complying with the provisions of the Law for promoting competition and reducing concentration 5701-2013 with respect to PBC's holdings in Gav-Yam, as PBC, after said transactions, is no longer the controlling shareholder in Gav-Yam. As a result of the loss of control PBC will cease consolidating Gav-Yam's financial reports in its Financial Reports and present its investment in Gav-Yam on the basis of equity.
(2) Matam is the rights holder to revenue-generating properties in Science Based Industries Park, one of the largest hi-tech industry parks in Israel, located in the southern suburbs of the city of Haifa.
(3) Ispro is a wholly owned company of PBC, whose activities primarily include revenue-generating properties, primarily commercial centers and logistical areas. In August 2019, Ispro’s audit committee and board of directors approved the performance of a full prepayment of Ispro’s debentures (Series B), which are listed on the Tel Aviv Stock Exchange Ltd. (the “TASE”), at a total cost of NIS 131 million, subject to court approval, in accordance with sections 25(f) and 25(h) of the Israeli Law to Promote Competition and Reduce Concentration, 5774-2013 (the “Concentration Law”). On October 10, 2019, after approval of the court, the debentures were fully redeemed. The prepayment of Ispro’s debentures (Series B) will result in the delisting of all of its debentures from the TASE. As a result, Ispro will cease being a reporting corporation, and will no longer be considered a “tier company”, as this term is defined in the Concentration Law. On September 2019 Ispro received court approval for the full redemption of Ispro debentures Series B in prepayment, on October 10, 2019.
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
In August 2019, the Phoenix Board of Directors approved the distribution of all shares of Mehadrin, held indirectly by Phoenix Holdings Ltd. ("Phoenix"), constituting 41.4% of the issued and paid-up share capital of Mehadrin, as a dividend in kind to Phoenix shareholders. The distribution date was one September 18, 2019 Phoenix also notified PBC that upon finalization of the distribution, the shareholders' agreement between PBC and Phoenix would expire vis-à-vis the parties' holdings of Mehadrin shares, thereby terminating the joint control of the parties of Mehadrin.

 (6) IDB Group USA Investments Inc. (“IDBG”) is a company incorporated in the United States. IDBG was incorporated in 2005 and is held in equal parts by PBC and IDBD, for the purpose of investing in real estate projects in the USA. The real estate corporation GW holds the rights to a commercial and office areas (which is being built in stages) Tivoli project (“GW” project). IDBG holds, directly and indirectly, the entire share capital and voting rights of GW. The Tivoli project is comprised of three phases, in a space of approximately 868,000 square feet of retail, office and hotel space (in this section: the “Project”). The first two phases, in a space of approximately 670,000 square feet were completed and comprising of approximately 337,000 square feet of office, and approximately 333,000 square feet of retail. Occupancy rate as of the end of June 2019 is 73%. The third phase of the Project remains under development with no completion date specified at this time. IDBG obtained an independent third-party appraisal of its investment property. The valuation was performed mainly by discounting the future cash flows anticipated to be derived from the Project. The discount rates used by the independent appraisers was 8.5% as of March 31, 2019, and June 30, 2018, and was selected based on the type of property and its intended use, its location and the quality of the lessees. The capitalization rates used was 6.5% as of March 31, 2019 and June 30, 2018. The valuation concluded that the fair value of the property as at June 30, 2019 to be US$ 248 million (June 30, 2018 - US$249 million), including US$18 million in respect of a parcel of land adjacent to the Project – see below. GW had a mortgage loan from KeyBank that bore interest at the 30-day LIBOR plus 5.0%. The loan was repaid in December 2018. GW has a loan from a local bank in the USA (“Lender”), whose balance as of June 30, 2019, is US$ 70 million. The loan agreement was signed in December 2018 for a period of three years ending On January 1, 2022, at fixed annual interest of 5.75%, in parallel with a contract with IDBG in addition to the loan agreement from an Israeli financing institution detailed below. The project is fully pledged in favor of the Lender with a first-degree lien. Upon the closing, lender funded proceeds in the amount of US$10 million into a block accounted maintained by IDBG to be used for TI needs. In connection with the loan, the Company has undertaken to comply with a covenant of Loan to Value (“LTV”) of no more than 40%. The calculated LTV as of June 30, 2019 is 28%. In addition, as from December 31, 2020, the company shall maintain a minimum DSCR (as defined). On January 3, 2017, IDBG signed an agreement for the receipt of a loan from an Israeli financing institution for US$ 41.4 million. The loan bore an annual fixed interest rate of 7%. On January 6, 2019 IDBG signed an addendum to the loan agreement. The loan principal, which will be repaid in a single bullet payment at the end of 24 months, in the amount of NIS 153 million, with fixed annual interest of 5.93% (“Loan Interest”) or at a rate of 7.93% as long as a default occurs as set out later in this section, which will be paid every three months. All other terms of the agreement including collaterals, Indemnification and subordination of shareholders loans remain in effect as per the original loan agreement. In connection with the loan, IDBG has undertaken to comply with a covenant of LTV (as defined) of no more than 50%. The calculated LTV as of June 30, 2019 is 45%. In June 2019, Maalot reduced the rating of IDB Development’s debentures (Series I), which guaranteed, jointly and severally with PBC, in favor of the lender, from BB to CC. According to the loan agreement, as of June 30, 2019, lowering the rating allowed the lender to call the loan for immediate repayment and also led to an increase of the interest rate to 7.93%. In accordance with the position of Property & Building's legal counsel, as of report date, IDBG has a good argument against calling the loan for immediate repayment, if such a step is taken. The aforementioned loan was classified in IDBG’s financial statements under current liabilities. In the second quarter of 2018, PBC initiated an active program to locate a buyer for a parcel of land adjacent to the Project intended for multi-family residential development, which land was classified in investment property. In August 2018 GW signed a contract to sell the land in consideration of US$18 million. The contract provides that GW was entitled to additional consideration of up to US$2.5 million if certain conditions were achieved. Due to non-existence of contingent term, the agreement was canceled. In July 2019, after the said cancellation, GW signed a PSA to sale the residential land, in consideration of $18 million with another purchaser. The closing of the contract is subject to, among others, performance of due diligence procedures by the purchaser and receipt of certain local municipality approvals. The parcel of land has been reclassified from investment property to land held for sale in current assets, at its carrying amount (after revaluation) of US$18 million.

On September 20, 2019 ended the loan term under the Framework agreement of September 6, 2015 pursuant to which PBC granted to IDBG credit facility of US$50 million. In accordance with the provisions of the Framework Agreement, the conversion mechanism set forth in the Framework Agreement shall be implemented in such a way that the full balance of PBC's debt under the Framework Agreement will be converted into IDBG share capital, which will be allocated by IDBG to the Company, and PBC will be entitled to repayment of the owner's loans in accordance with its share in the share capital after such conversion. The ratio of the conversion of the debt balance to such share capital will be determined by an external valuator in accordance with the mechanism set out in the framework agreement. PBC and IDBD provided loans to IDBG for the purpose of financing projects. Until December 31 2009, the loans bore annual interest of 12%. Since January 1 2010, loans received in 2005-2007 bear interest of LIBOR plus a margin of 8.63%. Loans received in 2008 and thereafter do not bear interest. In January 2019, PBC and IDBD decided to reduce the accrued interest on the said loans and part of the principal of the loans, excluding a loan principal of approximately US$100 million (“the adjusted principal”). The difference between the book value of the loan and the adjusted principal was recognized as a capital reserve from transactions with controlling shareholders in the amount of approximately US$73 million. Subsequently, IDBG has decided to designate the said loans as a liability measured through profit and loss. As of June 30, 2019 the loans fair value was estimated for approximately US$93 million. As a result, IDBG recorded finance income of approximately US$7 million in the first half of 2019. The repayment date of the loans is December 31, 2034. The loans are presented in the non-current liabilities.

The following are the main Rental Properties and Properties under development of PBC as of June 30, 2019:

Property's Name	Fair Value (in million of Ps.)	Date of construction	Date of acquisition by PBC	Banking / financial institution - Encumbrances
Properties in construction
Kiryat Ono Mall Ispro planet - Beer Sheva - Phase 2	381	In progress	-	-
Commercial centers
Kiryat Ono Mall	5,967		2007	-
Shopping Center Modi’in A	2,709	2005	-	Bank
Ispro planet -BeerSheva –Phase 1	3,079	2016	-	-
High-tech buildings, offices and industry
HSBC	39,779	1927-1984	2010	Bank / Financial institution
Matam park - Haifa	21,504	1979-2018	1999	Bank
Herzeliya North	14,696	1996-2015	1970	-
Gav-Yam Center - Herzeliya	8,199	1997-2006	1990	Bank
Neyar Hadera Modi’in	2,501	2010-2016	2010	-
Holon	3,052	1960-1985
Gav yam park - Beer Sheva	3,949	2013-2018	2011	Bank and Financial institution
ToHa1 Tel Aviv	6,969	2011-2018	2010
Rehovot	2,845	1995-2019	1995
Others (including trade centers)	25,989	-	-	-

Activities of PBC in the residential construction segment in Israel

PBC’s residential construction segment develops and sells residential units. The residential units are developed within residential neighborhoods, including full environmental development and associated community services. PBC’s residential construction segment also includes the identification and development of new lands including urban renewal projects (demolition-construction). As of June 30, 2019, the balance of approved construction rights for the projects in which PBC was a partner amounted to approximately 971 residential units (of which 498 units belong to PBC), where approximately 301 residential units are currently in construction (of which 230 units belong to PBC). In 2018, began the construction of and marketing of 86 residential units. In the first half of 2019, 93 residential units were sold (as compared with approximately 105 residential units in the first half of last year). In the first half of 2019, PBC’s revenues from the sale of residential units amounted to approximately NIS 174 million, as compared with approximately NIS 194 million in the first half of 2018. In the first half of 2019, 69 housing units were occupied, compared to 379 housing units in the first half of last year. The decline in occupation stems from the timing of project completion. PBC builds and markets, in the residential construction segment in Israel, as of June 30, 2019, approximately 301 residential units, of which 247 were sold, in 3 different complexes throughout the country. In addition, PBC is marketing 48 units whose construction was completed.

In June 2018 Gav-Yam’s General Assembly approved the transaction for a combination deal with Shufersal Real Estate (in this section: “Shufersal”) regarding land of 8,800 sqm owned by Shufersal in Ra’anana. According to the agreement Shufersal will sell to Gav-Yam 69.5% of the land in exchange for Gav-Yam Building on the land a project of offices and retail with a total gross area of 41,000 sqm and a parking lot of 1,000 places. The transaction was also approved by Shufersal’s general assembly. The transaction is conditional upon the approval of a detailed zoning plan for the project.

In July 2018, PBC issued NIS 507 million par value debentures (Series I) by way of expanding the series for a total gross consideration of NIS 500 million, which reflects an unlinked yield of 4.27%. In May 2019, PBC issued NIS 516 million par value of debentures from its existing series (Series I) by way of a series extension, for a total gross consideration of NIS 519 million, which reflects an effective interest rate of 4.15% per year.

In March 2019, the Board of Directors of PBC resolved to perform a dividend in the amount of NIS 114 million. DIC share of the dividend summed to NIS 78 million.

Supermarkets (DIC)

Shufersal is a public company, which is included under the Tel Aviv 35 index, which was incorporated in Israel, whose shares and debentures are listed for trading on the TASE. It is primarily engaged in the ownership and management of a supermarket chain - the largest and leading chain in Israel, in terms of sales volume. Shufersal is also active in the real estate industry and in the customer club credit card segment. In December 2017 Shufersal completed the acquisition of the entire share capital of Be Drugstores Ltd. (formerly New Pharm Drugstores Ltd.)(“Be”), which operates in the drugstore sector.

In June 2018, a transaction was completed in which DIC sold 16.6% of the issued share capital of Shufersal, for a total net consideration of NIS 848 million, according to which DIC’s holdings in Shufersal decreased to approximately 33.6% and therefore ceased to be the controlling shareholder of Shufersal and as of such date Shufersal has no controlling shareholder.Thus, after the date of the said sale DIC ceased to consolidate the financial statements of Shufersal. Accordingly, commencing from the closing date of the said sale, Shufersal ceases to be classified as a “second tier company” (nor is it a “first tier company”), within the meaning of these terms in the Reduced Concentration Law. In November 2018, DIC completed an additional transaction for the sale of shares of Shufersal for a total consideration of NIS 416 million, according to which DIC’s holdings in Shufersal decreased from 33.6% to 26.02%.

In January 2019, Shufersal issued debentures, by way of a new series (Series G), at a scope of NIS 555 million par value. The debentures bear interest at an annual rate of 3.52% (unlinked). The gross issuance consideration amounted to a total of NIS 555 million. The aforementioned issuance was performed according to an effective interest rate of 3.69%.

As of December 31, 2018 Shufersal Group employs approximately 15.6 thousand employees (equivalent to 13.4 full time jobs) (with no material changes with respect to June 30, 2019) and had in 2018 an annual revenues of NIS 12.8 billion.

In Israel, the retail segment business’s results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Passover holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers.

In 2019, the Passover holiday takes place at the middle of April, compared to 2018 when it was at the end of March. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2019, compared to last year. The Passover holiday in the second quarter of 2019 had a bigger effect on Shufersal’s results than in the corresponding quarter in 2018, therefore analysis of the results for the first half of the year compared to the corresponding period in 2018 better represents the changes between periods.

On June 5, 2018, a wholly-owned subsidiary of Shufersal entered into an agreement with Amot Investments Ltd. (“Amot”) whereby the subsidiary will acquire from Amot 25% of the lease rights that Amot has in a vacant real estate in the Modi’in industrial zone, for the purpose of establishing an automated logistic center (without the automated equipment per the below) (in this section: “the Project”), where the ownership of the parties in the project will be: 25% owned by Shufersal's subsidiary and 75% owned by Amot, in unspecified parts, and Shufersal will lease the logistics center, which will serve as an automated center for the Shufersal’s online operations. The total investments in respect of the establishment of the automated centers in Modi’in and Kadima, as aforesaid, are estimated at approximately NIS 600 million, with most of the said amount being in respect of the payment for the automation equipment and construction, and will be spread over a period of four years.

Shufersal operates in four operating segments: the retail segment, the real estate segment, the credit card customer club management segment and, the Be segment, as described below:

Retail segment. This segment includes the retail marketing of food and other products in Shufersal branches and the manufacture of frozen and fresh baked products that are sold mainly in the Shufersal’s branches. As of December 31, 2018, Shufersal operated under this segment 285 branches (as compared with 272 branches at the end of 2017).

Shufersal owns the largest supermarket chain in Israel in terms of sales volume.

As of December 2018, Shufersal operates two type of groups of branches in this Segment, the “Discount Branches Group” and the “Neighborhood Branches Group”. These two groups include four different formats and an on-line format “Shufersal Online” and organic food stores, throughout the country, with the aim of satisfying its customers and providing them a buying experience that differs and varies in each of the formats. As of December 31, 2018 the number of branches under the various formats are as follows: The Neighborhood Branches Group: 81 branches in the neighborhood branch format (“My Shufersal”), with an emphasis on offering convenience, availability, and personalized service, as well as 59 branches in the very small branches format in neighborhoods and city centers, operated primarily by franchisees (“Shufersal Express”); The activity in the neighborhood branches group also includes the “Organic Market” activity. Shufersal operates within its branches, as of December 31, 2018, and 78 health markets throughout the country, under the brand “Shufersal Green,” and also operates 6 independent stores under the brand “Organic Market.” Discount Branches Group: 110 branches in the discount branch format (“Shufersal Deal”), discount branches with emphasis on lower prices throughout the year which also includes non-food categories and 26 branches ("YESH") which are specialy dedicated to the conservative religious public with strict kosher products.

Shufersal have a mix of varied products organized in a number of sales departments and sub departments in each store, including, in the health areas (“Shufersal Green”), and also includes, among other things, products sold under the private label of Shufersal, with the view of offering the consumer a quality product, strengthening price perception (a quality product for cheaper prices than similar products in the same category), developing consumer loyalty and improving profitability of the categories in which the private label is sold. The area of manufacturing frozen and fresh baked products is operated by a wholly owned subsidiary of Shufersal. In March 2019, Shufersal launched a new and more advanced website, following Shufersal's efforts to continually improve its service experience for its clients. As of 2018, the retail segment includes "Shufersal for Businesses" under which Shufersal launched in January 2018 a "Cash and Carry" store for businesses.

Real estate segment. The real estate activities of Shufersal were separated, beginning on April 1, 2013, into Shufersal Real Estate Ltd. (“Shufersal Real Estate”), a wholly owned subsidiary whose assets include both branches which are rented to Shufersal (which are classified in Shufersal’s Consolidated Financial Statements as fixed assets) and real estate properties which are rented out to third parties (which are classified as investment property). The aforementioned properties do not include Shufersal’s logistical center in Rishon Letzion (and the proximate branch thereto), and Shufersal’s new logistical center in Shoham. The real estate activity includes: (A) Real estate development as an independent business segment; and (B) Integrating Shufersal’s primary activity in the retail segment, including: development of existing properties, acquisition of lands for future development and operating regional and local operating branches, and improving surrounding commercial areas to increase the scope of activity in the complex where Shufersal's branches are located.

Presented below are details regarding the real estate properties which are owned by Shufersal Real Estate as of December 31, 2018(*):

	Number of properties	Total area (thousands of square meters)	Fair value (NIS millions)	Rent and annual management fees (NIS thousands) in 2018(2)	NOI (NIS thousands) in 2018 (3)	Average yield
Branches rented to Shufersal	71	Approx.134	1,753(1)	127,801	120,993	6.9%
Properties under construction which will be rented to Shufersal and to externals	1	Approx.2	7(1)(5)	-	-	-
Real estate properties which will be rented to externals (4)	2	Approx.50	120	-	-	-
Real estate properties rented to externals	20	Approx.54	544	49,245	29,204	5.4%
Total	94	Approx.240	2,424	177,046	150,197	6.2%

(*) All theinformation in table above is as of December 31, 2018. As of June 30, 2019, there were no material changes with respect to the above information.
(1) The fair value is in accordance with the presentation of these properties in the books of Shufersal Real Estate. In the books of Shufersal, these properties are classified according to their amortized cost of acquisition, and not at fair value.
(2) Including income from Miscellaneous.
(3) NOI at Shufersal Real Estate - Shufersal Real Estate’s gross profit in annual terms.
(4) In April 2018 a subsidiary of the Company and a subsidiary of DIC have entered into a combination deal regarding land of 8,800 sqm in Ra’anana (the "Land") which Land is owned by Shfersal. Under this transaction Shufersal (through its subsidiary) shall sell to DIC's subsidiary 69.5% of the Land in return for the receipt of development and construction services from such DIC's subsidiary (the "Combination Project"). Upon completion of the Combination Project Shufersal (through its subsidiary) shall own 30.5% of the Combination Project and DIC's subsidiary shall own 65.5% of the Combination Project. As of the date herof the zoning plan for the Combination Project was yet to be recieved.
(5) The balance of the depreciated cost in Shufersal’s books is approximately NIS 999 million.

Credit cards must cease at the latest in December 2019 from controlling reporting corporations under its. Until January 11, 2018, the credit-card company that issued the credit cards to the Shufersal’s customers was Leumi Card Ltd. (“Leumi Card”), by virtue of an agreement dated July 19, 2006 between the parties, for issuance and operation of the credit cards to the Shufersal’s customers. On August 28, 2017, Shufersal notified Leumi Card that it did not wish to renew the Leumi Card agreement, and accordingly, the agreement was terminated on January 18, 2018.
As of January 18, 2018, the credit cards are issued to Shufersal’s customers by Israel Credit Cards Ltd. and Diners Club Israel Ltd. (jointly - “CAL”), pursuant to a memorandum of understanding signed between Shufersal and CAL on November 2, 2017. During the first half of 2018, Shufersal established the new credit card club. As of December 31, 2018, the amount of valid credit cards held by Shufersal’s customers is approximately 510,000 CAL credit cards and approximately 215,000 Leumi Card credit cards.

With respect to the credit cards issued by Leumi Card until January 18, 2018 (the "Leumi Card Credit Cards"), the Cards will continue to be operated by Leumi Card, pursuant to the Leumi Card Agreement, and their holders will be entitled to use and enjoy their customary benefits until expiration date named on the cards.
Be segment. Following completion of the transaction to acquire Be Drugstores Ltd. (formerly “New Pharm”), a chain of stores, which is primarily engaged in the sale of cosmetics, convenience products and toiletries, as well as drugs and nutritional supplements, on December 20, 2017, Shufersal began operating in the Be segment as well. In December 2018, Shufersal re-launched the chain under the brand name “Be”. As of December 31, 2018, Be Drugstores operates in the drugstore sector through 73 branches that sell mainly cosmetics, convenience and toiletry products, medicine and food supplements.

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
In June 2018, Cellcom issued shares and options to the public in Israel and received net proceeds of NIS 275 million. In addition, in June 2018, DIC entered into a swap transaction with a banking institution in connection with Cellcom shares, whereby DIC acquired an additional 1% of the issued and paid-up share capital of Cellcom (the “Swap Transaction”). The Swap Transaction is a differential transaction only, for a period of 90 days, at the end of which DIC will be obligated to resell the said shares. As part of the said issuance, DIC acquired shares and warrants for Cellcom shares at a cost of NIS 146 million. In December 2018, DIC acquired another approximately 0.6 million Cellcom shares, at a cost of NIS 15 million. In January 2019, DIC acquired another approximately 0.2% of Cellcom’s issued share capital, in consideration of a total cost of NIS 4 million, and DIC’s stake in Cellcom’s issued share capital increased to 44.1% of the issued and paid-up share capital of Cellcom (not including the swapped shares) and 47% of the voting rights in Cellcom (directly and indirectly).

In January 2019, Cellcom received a tax assessment on a best judgment basis with respect to the 2014 tax year from the Tax Authority, in general with respect to timing differences. According to the tax assessment, insofar as its arguments are rejected, Cellcom will be required to pay additional income tax with respect to 2014, in the amount of NIS 56 million (including interest and linkage differentials). Cellcom filed an objection to this tax assessment. Cellcom estimates that this assessment is not likely to have a material impact on its financial statements.

Cellular Segment. Cellcom’s activity in the mobile segment includes the provision of mobile communication services in Israel, the sale of mobile equipment to end users, and other supplementary services. Cellcom holds a general license from the Ministry of Communication which is valid until the end of January 2022 (the “Mobile License”). - At the end of 2018, Cellcom had approximately 2.851 million cellular subscribers. Cellcom offers a broad range of cellular services through our 2G, 3G and 4G network. There is intense competition in all aspects of the cellular communications market in Israel, with a penetration rate (the ratio of cellular subscribers to the Israeli population) of approximately 120%, representing approximately 10.4 million cellular subscribers as of December 31, 2018, and the average annual churn rate in Israel in 2018 is estimated to be 37%, higher than the churn rates in other developed economies. Cellular´s churn rate for 2018 totaled to 43.2%, compared to 45.8% in 2017. The monthly cellular Average Revenue per User (“ARPU”) for 2018 totaled NIS 51.3 (US$14.2), compared to NIS 57.1 (US$15.8) in the second quarter last year. The decrease in ARPU resulted mainly from the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market.

Cellcom compete for market and revenue share with nine other cellular communications operators: five mobile network operators (Partner, Pelephone, Hot Mobile, Golan and Xfone) and four mobile virtual network operators (Rami Levy Hashikma Communications Marketing Ltd., or Rami Levy, Azi Communications Ltd., , Free Telecom Ltd. and Cellact Communications Ltd.).

Cellcom's services include basic cellular telephony services, text and multimedia messaging, advanced cellular content and data services and other value-added services, and also offers international roaming services, a wide selection of handsets from various leading global manufacturers and repair services on most handsets offered. Not all services are supported by all handsets or by all networks.

Cellcom provides Golan Telecom and Xfone national roaming services under its Sharing Agreements. Cellcom further provide the Joint Corporations services as a subcontractor.

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

Cellcom also offers both an outbound roaming service to Cellcom’s our subscribers when traveling outside of Israel and an inbound roaming service to visitors to Israel who can “roam” on Cellcom’s network.

Value-added services

In addition to basic cellular telephony and data services, Cellcom offers many value-added services, such as SMS and MMS, cloud backup and content services such as “Cellcom Volume” (music application) and “Cellcom tv” application. Business subscribers are offered with multi SMS, M2M (machine to machine), "Double Net" services allowing combined usage of cellular and landline networks in order to insure continuous service, work force management, vehicles management applications and IOT (internet of things) solutions such as "smart city" end-to-end cellular and fixed line solutions.

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

Cellcom also sells streamers and tablets to promote its data services. In addition, Cellcom sells added value products to its customers, such as smart watches.

Fixed Line Segment.

 Cellcom’s activity in fixed line services include internet infrastructure (for private customers based mostly on the landline wholesale market and for business customers based on our landline infrastructure) and connectivity services, Over the Top TV services (“OTT TV”) services, ILD services, landline telephony services and transmission services (for business customers). Cellcom also offers bundles of these services, including a triple offering (internet service including infrastructure and connectivity, landline telephony, TV service) and quatro offering (internet services, landline telephony, TV service and cellular services). Cellcom also offers landline transmission and data services to selected business customers and telecommunications operators (including transmission revenues from Golan and Xfone according to the network sharing agreement as of April 2017 and 2018, repectively), using its fiber-optic infrastructure and complementary microwave links, IP switchboard services and operation and management of business telecommunications systems. Additional services include cloud services and data protection products solutions based on products and services offered by Cellcom and by third party vendors and IOT solutions such as "smart city" end-to-end cellular and fixed line solutions.

Internet infrastructure and Connectivity

Cellcom is a major provider of internet connectivity services. Prior to the formation of the landline wholesale market, the Israeli internet market was characterized by a separation between the internet infrastructure providers (mainly Bezeq and Hot) and the internet connectivity service providers. Consequently, the internet customer was required to enter into a contractual arrangement with both types of these providers. The infrastructure provider is responsible for the connection of the customer from his computer or other device to the infrastructure provider's operator. The internet service provider is responsible for providing access to the customer from the infrastructure provider's operator, through its own operator, to the local and global internet network. As of May 2015, following the inception of the landline wholesale market, Cellcom (and other operators) provides end-to-end internet service (infrastructure and connectivity) using Bezeq's infrastructure and more recently, over Cellcom independent fiber-optic internet infrastructure. Cellcom sells internet infrastructure services bundled with internet connectivity, as well as with other services.

As of December 31, 2018, Cellcom provides end-to-end internet service, to approximately 269,000 households.

In addition, Cellcom offers its internet subscribers value added services, such as data protection services to its private subscribers and connectivity integration solutions and global communications solutions to its business customers, including firewalls, anti-virus and anti-spam software, overseas internet connectivity services and server hosting services. In addition, Cellcom provides internet connectivity services that offer the ability to filter the content viewed by the internet users.

OTT TV services As of December 2014, Cellcom offers OTT TV services, branded ' Cellcom tv' mostly to private customers. Cellcom tv is a hybrid OTT-DTT TV service provided to the Israeli market. The service includes a set-top box that enables linear channels, including based on the Israeli digital terrestrial television (DTT) broadcasting, other commercial channels and Video on Demand library subscription (SVoD), music streaming service and additional advanced features such as cloud recording and VoD playlist channels, for a highly competitive price. Cellcom tv service can generally also be accessed by smartphones, tablets, Smart TV and additional TV services' equipment like Apple TV and Android TV devices (TV anywhere).

Cellcom’s VoD catalogue and linear channels offer international and local content from top content suppliers. As of December 31, 2018, Cellcom provides OTT TV services to approximately 219,000 households.

International Long Distance (“ILD”) services

Cellcom is one of the major players in the Israeli ILD market. Cellcom’s principal service in the ILD market is the provision of outgoing and incoming telephone calls with substantially worldwide coverage. Cellcom provide these services mostly to post-paid customers, but also to pre-paid customers mainly through the sale of calling cards. Most of the customers of the pre-paid services are foreign workers who reside in Israel.

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

Cellcom estimates that its current market share in the Israeli landline telephony market is not material.

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

Internet services - access and infrastructure – Bezeq and Hot are the two main internet infrastructure providers for the private sector in Israel and offering internet infrastructure services to both ISPs and end-users. Bezeq and as of 2018 Hot as well, also provide internet infrastructure services to operators which do not own infrastructure, within the framework of the wholesale landline market. In 2014, IBC also began distributing its infrastructure and providing broadband services in selected areas, and in 2016 and 2017, respectively, Partner and Cellcom began extending their existing independent fiber optic infrastructures into residential areas. IBC’s license allows it to provide broadband infrastructure services on the fiber optic infrastructure of the Electric Corporation to other license holders, and to large business customers. In July 2019, Cellcom and Israel Infrastructure Fund III ("IIF"), acquired 70% of IBC's share capital, through a joint venture (the "IBC Investment Transaction"). See details below regarding Cellcom's relationship with IBC.

Internet services - access and infrastructure.

As of September 30, 2018, internet infrastructure services were provided by Bezeq and Hot to approximately 1.05 million and 711,000 households in Israel, respectively, with an immaterial quantity by IBC. Internet services are provided, as of the reporting date, by the three major internet providers: Cellcom, Bezeq International, Smile Telecom (a subsidiary of Partner) and additional small providers, including Xfone Communication Ltd. As of December 31, 2018, Cellcom had approximately 269,000 households subscribed to our end-to-end internet services. The internet provider market is highly competitive, saturated and characterized by relatively low barriers to entry. The competition primarily focuses on the ability to offer high internet connectivity speeds relative to price. Internet infrastructure service using Hot's infrastructure (maximum tariffs for Hot's wholesale internet infrastructure services - higher than those set for Bezeq's services - were published by the MOC on June 2017) has recently bagun. Effective inclusion of Hot's infrastructure in the wholesale market may increase the amount of potential subscribers to Cellcom's triple play and bundle offerings.

In August 2018, the Minister of Communication, (“MOC”), resolved to allow IBC to apply for a general unique (infrastructure) license, in lieu of its current license. The new license, granted to IBC upon completion of the IBC Investment Transaction, includes, among others, a deployment requirement to at least 40% of Israel’s households in 10 years from receipt of the license, as opposed to a universal deployment requirement in IBC’s previous license.

In July 2019, the IBC Investment Transaction was completed and includes the following final agreements (entered in March 2019) which in addition to ordinary and customary conditions include, among others, the following: (1) purchaser agreement – Cellcom and IIF entered into partnership agreements to purchase 70% of IBC’s share capital jointly and by a limited partnership (in establishment) jointly owned in equal parts or the purchaser. The purchaser agreement includes an obligation to additional investment of up to NIS 200 million by Cellcom and IIF pro rata to their holdings in the purchaser over a period of 3 years and specific arrangements regarding the breach of obligation of a party to invest its share and regarding a deadlock situation. (2) Share Purchase Agreement (SPA) - the purchaser, IBC and Israel Electric Company (IEC) and shareholders and other main creditors of IBC entered into agreement to purchase 70% of IBC’s issued and outstanding share capital by the purchaser’s investment in IBC in the amount of NIS 104 million (subject to consideration adjustment mechanism regarding current capital, net of IBC on the closing date), (The consideration) to be provided in part as investment and in part as shareholders’ loan. The remaining 30% of IBC’s issued and outstanding share capital will be held by IEC. The consideration will be used to pay all debts of IBC (other than a specifc amount to IEC). (3) Service agreement with IEC - IBC and IEC entered into an agreement updating.

IBC’s existing agreement on usage rights and services for IBC’s fiber optic network, which is deployed on IEC’s infrastructure. The service agreement with IEC includes updated and improved pricing and arrangements for IBC’s exclusive right to deploy optical fibers on IEC’s electricity network and other services provided by IEC to IBC in connection therewith. The purchaser agreement entered into force upon the engagement.

In addition, in July 2019 Cellcom and IIF entered an agreement and completed a transaction for the sale of Cellcom’s independent fiber infrastructure in residential areas, as at the end of 2019 to IBC (the “Fiber Sale Agreement”) in a consideration of NIS 180 million. Upon the completion of the sale, the IRU agreement, including Cellcom’s commitment to acquire an irrevocable right to use a percentage of the homes connected to IBC’s fiber infrastructure will apply to the acquired infrastructure from Cellcom.

Cellcom paid a total of NIS 55 million (out of a total of NIS 110 million) for the indirect holding in IBC. Most of the amount was given indirectly, as a shareholder loan, to IBC. Cellcom received a total of NIS 180 million for its independent fiber optic infrastructure in residential neighborhoods, which was entirely financed through shareholder loans which were given to IBC indirectly by Cellcom and the IIF, each in the amount of NIS 90 million. An additional consideration will be paid with respect to future distribution performed by Cellcom.

Multi-channel television services.

Multichannel pay-tv services are dominated by Hot (the incumbent TV provider and monopoly in this field) and YES (a subsidiary of Bezeq) with approximately 777,000 and 587,000 households, respectively, as of September 30, 2018. Cellcom began operating in this segment at the end of December 2014, through a hybrid television service which includes DTT broadcasts (television channels provided by the digital cable television broadcast network which operates in Israel and is distributed for free by the Second Authority for Television and Radio (Idan+) (“DTT Broadcasts”) and OTT TV services (television over internet), with approximately 219,000 households subscribed to Cellcom tv services. In June 2017, Partner launched its OTT TV solution which includes Netflix’s (American internet based VOD content provider) application integration (and offering for a limited period), and as of December 31, 2018 Partner provides this service to approximately 106,000 households. In August and October 2017, respectively, Hot and Yes each launched an OTT TV low cost brand solution – branded Hot Next and Sting, respectively (Hot's OTT TV solution is also to be marketed by Rami Levy). Also, Netflix and Amazon Prime, another American internet based VOD content provider, provide their services to viewers in Israel, as complementary service to the existing competitors' content. In March and September 2014, the Antitrust Commissioner published the following requirements as a condition for the merger in the Bezeq group, in order to facilitate opening up the multi-channel television market to competition by reducing barriers to entry in the television segment. in general, Bezeq will not charge a fee to internet providers with respect to the consumption of internet provider services which are due to multi-channel television broadcasts, and all of the existing exclusivity arrangements to which Bezeq and Yes are party will be canceled, with respect to non-original production television content, and the engagement of exclusivity arrangements of this kind will be prohibited in the future;

International call services - Cellcom is a large provider of international call services. Cellcom’s main competitors are Bezeq (through its subsidiary - Bezeq International) and Partner (through its subsidiary - Smile Telecom), and additionally, there are other competitors, such as Xfone Communication Ltd., Rami Levy, Golan and Hot, through their wholly owned subsidiaries or related companies. As of September 30, 2018, Cellcom’s market share is estimated at approximately 27%. The international call service market is highly competitive, with the competition primarily based on the operator’s ability to offer attractive pricing. Regulatory changes in this market have resulted in increased competition. In recent years, the use of alternative communication technologies, such as voice over IP, have resulted in reduction of the telephone market, and particularly, international telephone services. This trend is expected to continue in the future at a moderate rate. As of September 30, 2018, Cellcom’s market share is estimated at approximately 27%.

Local landline services

The landline telephone market has been controlled for many years by Bezeq, a monopoly in the landline telephone market, which held approximately 2/3 of the landline telephone market share (and a larger market share among business customers), according to the publications of the Ministry of Communication, and Hot. Additional providers in the landline telephone services market include Cellcom, Cellcom Fixedline (wholly owned by Cellcom), Partner-012 Smile and Bezeq International.

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

CellcomIn June 2018, the Ministry of Communications decided not to extend the approval given to Bezeq for landline telephone service in resale model as a temporary 14 month alternative for wholesale landline telephony service, and to obligate Bezeq to provide landline telephony service from August 1, 2018. Bezeq and Hot expressed their willingness to provide telephony wholesale service, but as of June 30, 2019, no such service is provided.

Other landline services

Transmission services and data communication services are provided by Bezeq, Hot, Partner and Cellcom, and are intended for business customers and communication operators. In 2018, the competition in this segment increased, primarily due to the plans offered by Hot and Partner.

Fixed assets and facilities

Most of Cellcom’s fixed assets include the mobile network equipment, which includes base sites which are distributed throughout the country, which provide broad communication coverage for the vast majority of populated areas in the country, as well as a transmission network (which includes optic fibers in a total length of approximately 1,980 km., and microwave infrastructure), which provides connectivity for Cellcom between most of its base sites, and through which Cellcom also provides, to select business customers, transmission services, data transfer and advanced landline communication services. In 2018, Cellcom's Long-Term Evolution (“LTE”) network covers most of the population of Israel and in 2019 Cellcom intends to continue the deployment of this network in order to enable higher data throughput rate.

Cellcom has a backup network for disaster recovery with respect to its engineering systems, which was intended to increase network resiliency in case of damage to one of its components, and has adopted a business continuity plan and a disaster recovery plan in accordance with the requirements of its license.

During 2018, Cellcom invested NIS 648 million (US$186 million) in fixed assets and intangible assets and others.

As of December 31, 2018, Cellcom rents 74 service centers and points of sale. Additionally, Cellcom rents from various entities sites for the purpose of the construction, maintenance and operation of communication facilities which are used in Cellcom’s communication network. Based on past experience, Cellcom encounters difficulties in extending the leases of approximately 5% of the sites used for communication facilities.

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

In August 2015, Cellcom was allocated 3 megahertz (“MHz”) in the 1800 MHz range for 4G networks (in light of Cellcom’s existing 1800 MHz frequencies). As opposed to the frequencies which were provided in the past to Cellcom, which are valid during Cellcom’s license period, the frequencies won by Cellcom, as part of the tender, were provided for a period of 10 years. Additionally, the network sharing agreements with Golan and Xfone, are realized, Cellcom will be able to enjoy use additional 2x10 MHz in the 1800 MHz frequencies of Golan and Xfone.

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

In July 2019, the Ministry of Communications released a frequency tender that includes Generation 5 services, expected to run in the fourth quarter of 2019. The tender includes 30 MHz in the 700 MHz frequency band, 60 MHz in the 2600 MHz frequency band and 300 MHz in the 3500-3800 MHz frequency band. The tender is open to mobile network operators only, except 100 MHz in the range of 3,500-3,600 MHz, which will be open to every contestant. New entrants will only be able to offer unique Generation 5 services. Cellular operators with a shared network will make a joint bid (subject to the prior approval of the Tender Committee). The tender sets a frequency limit for a new network / provider, coverage requirements, times and quality for winning in certain frequency areas. The tender also includes easements and incentives based on performance. Cellcom is studying the tender documents and cannot currently assess its implications for Cellcom.

Insurance (IDBD)

Clal

In August 2013, the Commissioner of the Capital Market, Insurance and Savings appointed a trustee for most of IDBD’s holdings in Clal Holdings Insurance Enterprises, and in December 2014 a time outline was established for the sale of its holdings of Clal Holdings Insurance Enterprises (“The Outline”). In April 2017, a ruling was given in which the Court ordered the trustee to sell 5% of the IDBD’s holding in Clal Holdings Insurance Enterprises, within 30 days (“The ruling”). In May and August 2017, and in January 2018, May 2018 and August 2018, IDBD cumulatively sold 25% of the shares of Clal Holdings Insurance Enterprises, 5% at each time, and in parallel, IDBD entered into commitments with two banking corporations, in four swap transactions, according to which, at the end of a period of 24 months from the date of each sale transaction, accounting will take place between IDBD and those banking corporations in respect of the difference between the selling price of the shares being sold to a third party, and the selling price of the shares as of the date of the accounting.

In November 2018, IDBD executed another swap transaction regarding 5% of Clal’s shares that were sold by a third party. Pursuant to understandings between IDBD and the Commissioner (from December 2018), in January 2019, IDBD sold shares of Clal, constituting approximately 4.5% of the issued share capital of Clal, and also, concluded a swap transaction, executed by IDBD with a financing entity in May 2017, in respect of 1% of the issued and paid up share capital of Clal. Additionally, as part of said understandings with the Commissioner, IDBD has undertaken to refrain, in the future, from performing any swap transactions in addition to those, which currently apply to shares of Clal, as specified above, and to refrain from any extension of the current swap transactions in connection with shares of Clal. In March 2019, IDBD controlling shareholder submitted to the Commissioner a request for a control permit (the “Request”) in Clal which was withdrawn in July 2019. In April 2019, IDBD received a copy of the Commissioner’s letter, which was sent to the Trustee, in which the Commissioner notified the trustee, in accordance with the provisions of the outline, and after the Commissioner again evaluated the need for the sale, and its economic implications, and also in consideration of the provisions of the ruling given on April 5, 2017, that the Commissioner had instructed the trustee to continue working according to the outline in place of IDBD, in accordance with all of the authorities which were conferred upon him by virtue of the outline, and to work to sell 5% of the means of control in Clal Holdings Insurance Enterprises which are held by him. On May 2, 2019, IDBD entered into agreements with two third parties which are unrelated to IDBD (the “Buyers”), according to which each of the buyers will acquire shares of Clal Holdings Insurance Enterprises which constitute approximately 4.99% of its issued capital, in consideration of a cash payment of NIS 47.7 per share. Additionally, one of the buyers was provided the option to acquire additional shares of Clal Holdings Insurance Enterprises which constitute approximately 3% of its issued capital, for a period of 120 days, subject to the receipt of a holding permit, and at a price of NIS 50 per share. Additionally, on May 2, 2019, IDBD entered into an agreement with a third buyer, which is unrelated to IDBD, which will acquire the shares through a special purpose company (the “Additional Buyer”), according to which the additional buyer will receive from IDBD an option for a period of 50 days to acquire shares of Clal Holdings Insurance Enterprises which constitute up to approximately 4.99% of its issued capital and no less than 3% of its issued capital), in consideration of NIS 47.7 per share. On August 28, 2019, the Additional buyer, gave notice that it was exercising the option given to it to acquire 3% of the shares of Clal Holdings Insurance Enterprises, at a price of NIS 50 per share.

Shares of Clal Holdings Insurance Enterprises which will be acquired as part of the exercise of the option will not be charged in favor of IDBD; however, the buyer undertook to a negative charge in favor of IDBD (in other words, the only activity of the aforementioned special purpose company will be the holding of shares of Clal Holdings Insurance Enterprises, that it will not have any other activities and/or transactions, and it will not accept any other loan or debt, and will not sell and/or charge and/or confer any other right to its shares and to shares of Clal Holdings Insurance Enterprises which it will acquire during the loan period of, except if determined otherwise in the agreement). Restrictions were also established in respect of the sale of shares of Clal Holdings Insurance Enterprises which it will acquire as part of its exercise of the option. The agreements with the buyers and the agreement with the additional buyer shall hereinafter be referred to as: the “Agreements”. The agreements include, inter alia, an undertaking by one of the buyers and by an additional buyer not to sell the acquired shares during agreed-upon periods. It is hereby clarified that each of the buyers and the additional buyer declared and undertook, towards IDBD, that no arrangements or understandings whatsoever have been reached between them and the other buyers and/or the additional buyer (as applicable), regarding the joint holding of the shares of Clal Holdings Insurance Enterprises which form the subject of the agreements. The total scope of shares of Clal Holdings Insurance Enterprises which may be acquired by the aforementioned three buyers, insofar as the three agreements are completed, and the options thereunder exercised, amounts to approximately 18% of the issued capital of Clal Holdings Insurance Enterprises, of which, until proximate to the publication of the report, transactions have been executed with respect to approximately 10% of the issued capital of Clal Holdings Insurance Enterprises, as detailed below. IDBD requested the Commissioner’s consent for the update to the terms of the swap transactions, in a manner which will allow the sale of shares of Clal Holdings Insurance Enterprises which form the subject of the swap transactions, through over the counter transactions, to a certain buyer (instead of sale by way of distribution of the shares), and in a manner which allows IDBD to instruct the financial entities through whom the swap transactions were executed to execute the sales to the buyers and to the additional buyer.

After receiving the Commissioner’s consent, and after the Court’s dismissal of the interim injunction IDBD executed the following transactions:

On May 3, 2019, IDBD sold 4.99% of the shares of Clal Holdings Insurance Enterprises which were held Mr. Moshe Terry, in an over-the-counter transaction, at a price of NIS 47.7 per share (the “Sold Shares”). The total consideration in the aforementioned transaction was approximately NIS 132 million (after fees). In accordance with the provisions of section 6.9.2.3 of the trust deed for IDBD debentures (Series M), the consideration in respect of the sold shares will remain in the trust account which is charged in favor of IDBD debenture holders (Series M), and will serve, in IDBD discretion, to make a prepayment, or to make payments in accordance with the amortization schedule of IDBD debentures (Series M). After additional realization of the shares of Clal Holdings Insurance Enterprises, on May 8, 2019, IDBD Board of Directors resolved to execute a prepayment in the amount of approximately NIS 134.3 million par value of IDBD debentures (Series M). The prepayment, in the total amount of NIS 142.9 million (including interest and payment of additional interest on the repaid part of the prepayment), was executed on May 28, 2019, and was paid out of the consideration from the sale of the aforementioned shares of Clal Holdings Insurance Enterprises, which was held by the trustee for the debentures (Series M). Accordingly, as of June 30, 2019, 8.54 million shares of Clal Holdings Insurance Enterprises remain, the consideration for which is charged in favor of the debenture holders (Series M). Additionally, the balance of the funds which are charged in the trust account in favor of the debenture holders (Series M) was NIS 11 million.

IDBD instructed the financing entity with which it engaged in a swap transaction in connection with shares of Clal Holdings Insurance Enterprises in May 2017, and which concluded on May 2, 2019, and which related to 2,215,521 shares of Clal Holdings Insurance Enterprises, which constitute approximately 4% of the issued capital of Clal Holdings Insurance Enterprises, to conclude the transaction through a sale to one of the buyers (the “Second Buyer”), at a price of NIS 47.7 per share. The swap transaction was concluded in return for a payment in a sum of NIS 28 million.

On June 16, 2019, the additional buyer notified IDBD of the exercise, in full, of the option to acquire shares of Clal Holdings Insurance Enterprises.

On July 29, 2019, a letter was received by IDBD, addressed to IDBD and to its Board members, from the additional buyer’s attorney (the “Letter”). Inter alia, in the letter it was asserted that the Company had breached the agreement by not completing the execution thereof on time, and that the additional buyer insists that the Company complete immediately all of the actions which are required in order to complete the agreement. It was further stated that insofar as the Company does not do so, the additional buyer intends to take all measures which are at its disposal in accordance with the law to enforce the agreement, and to receive payment, from the Company and its Board members, for any damage or financial loss which it may incur. IDBD clarifies that the agreement specifies the principal terms of the loan, and also specifies that the parties undertake to work in collaboration and in good faith towards signing a detailed loan agreement, based on the principles of the loan as detailed in the agreement, and that the foregoing shall not derogate from the obligation to provide the loan. As of the present date, the negotiations between the parties in connection with the terms of the loan agreement have not yet been completed, and therefore, in light of the circumstances, according to IDBD position, the deadline for implementation of the agreement has not yet passed. IDBD is continuing to work on preparing for the completion of the agreement, and as part of the foregoing, is working, inter alia, to evaluate alternatives to the provision of the loan. IDBD received preliminary indications from financial institutions that they would provide partial financing in an amount of approximately 50% of the amount of the loan to the additional buyer pursuant to the aforesaid agreement. It should be noted that IDBD intends to continue to act to receive additional outside financing

In August 2019, IDBD gave notice that it is examining the holding of a competitive proceeding for the sale of shares that constitute 5% of the issued capital of Clal Holdings Insurance Enterprises, in accordance with the timetable determined in the outline, for consideration that may be paid in cash and/or in return for tradable securities (including IDBD’s bonds). For the purpose of making the aforesaid sale, and insofar as will be necessary (in view of making the aforesaid sale insofar as it will be made for non-cash consideration), IDBD is examining with the controlling owner the possibility that the controlling owner of IDBD will make a capital injection into the company. Such an injection of capital may be made conditionally and in several stages, over a period that will be determined. Within the framework of the aforesaid proceeding, on August 27, 2019, IDBD received a binding offer from entities (“the Managers”) representing classified investors (which the managers confirmed are not acting in a manner that gives them joint control of Clal Holdings Insurance Enterprises, or a joint holding, together with others, of the means of control in Clal Holdings Insurance Enterprises, in an amount that would require a permit in accordance with the provisions of the Control of Financial Services (Insurance) Law, 5741-1981, for the acquisition of up to 26% of the shares of Clal Holdings Insurance Enterprises on the terms and in accordance with the mechanisms stated therein (“the Transaction”).

According to the offer, the transaction may be made in return for cash, or in return for the Company’s (series I) bonds or in return for IDBD (series N) bonds, or with a combination of the aforesaid, at the discretion of IDBD according to the scope of the Transaction that it will be interested in making, on the basis of details of the situation report that was attached to the offer, which gives details of the irremovable offers that were received from the Managers, for the purchase of shares of Clal Holdings Insurance Enterprises. From the details that were attached to the aforesaid offer, it appears that insofar as a transaction will be made in accordance with the terms of the offer, on a scale of approximately 5% of the shares of Clal Holdings Insurance Enterprises, at a price of NIS 52.5 per share of Clal Holdings Insurance Enterprises, in return for (series I) bonds and (series N) bonds of the company, at a ratio of approximately 1:3 (i.e., for each NIS 3 of liability (par) value of the (series I) bonds that will serve as consideration in the transaction, there will be consideration of NIS 1 of liability (par) value of (series N) bonds that will be used as consideration in the transaction), then the price for the (series I) bonds of IDBD will be 75 agorot and the price for the (series N) bonds of IDBD will be 79 Agorot. Insofar as IDBD will accept the offer, it intends to act with respect to it in accordance with a Letter of Undertaking to the bondholders, which the Board of Directors of the company approved on August 29, 2019. Pursuant to the terms of the offer, IDBD resolved to give the Managers exclusivity for the Transaction, until September 5, 2019, at 12:00 noon. Accordingly, and in view of the terms of the offer, it will be valid subject to obtaining the approval of the Board of Directors of IDBD, until September 2, 2019.

With respect to the aforesaid offer, on August 28, 2018, in response to IDBD request, IDBD received a letter from the Commissioner that, inter alia, the Capital Market, Insurance and Savings Authority has no objection to the sale of shares of Clal Holdings Insurance Enterprises in the format of the transactions as stated above (‘the Transactions’), provided that all the following conditions are fulfilled: (a) at least 5% of the means of control in Clal Holdings Insurance Enterprises will be sold out of the means of control currently held by the Trustee; (b) the sale of the shares that are the subject of the Transactions will not be made by way of a swap transaction, but by means of another sale technique which will not create a connection between IDBD, a party related to it or anyone acting on its behalf and the shares of Clal Holdings Insurance Enterprises, as a result of which, inter alia, there is an increase in the property or economic exposure of the aforesaid with respect to Clal Holdings Insurance Enterprises, and it should be submitted for the approval of the Commissioner before it will be carried out in practice by September 10, 2019; each buyer of shares of Clal Holdings Insurance Enterprises within the framework of the Transactions, and all the controlling owners in it, insofar as the buyer is a corporation (up to the ultimate owner), or anyone who acts for him or on his behalf, in trust or not in trust, shall send a written undertaking that he, or a corporation held by him or acting on his behalf, is not acting “together with others” (as this term is defined in the Control of Financial Services (Insurance) Law, 5741-1981, “the Control Law”), in a manner that gives him control of Clal Holdings Insurance Enterprises, or a joint holding with others of the means of control in Clal Holdings Insurance Enterprises in an amount that requires a permit pursuant to the provisions of the Control Law. Moreover, the Commissioner said in his letter that notwithstanding what is stated in his letter to the Trustee, the last date for making the sale of 5% of the means of control in Clal Holdings Insurance Enterprises held by the Trustee in accordance with the outline, whether by IDBD or by the Trustee, will be September 15, 2019. Moreover, with respect to IDBD requests to grant consents to an update of the terms of IDBD current swap transactions with respect to shares of Clal Holdings Insurance Enterprises (‘the swap transactions’), so that it will be possible for the third parties that bought the shares of Clal Holdings from IDBD within the framework of the swap transactions to sell their holdings in Clal Holdings Insurance Enterprises that are the subject of the swap transactions by means of over-the counter transactions, to specific and designated buyers as IDBD shall direct (instead of a sale by way of the distribution of the shares); and it will be allowed to order the financial institutions through which the swap transactions were made to make the sales to the aforesaid specific buyers; and for its consent to give a short time for the sale of the shares that will be sold within the framework of the closing/conclusion of the swap transactions, so that they will be sold by September 15, 2019 – the Commissioner said in his letter of August 28, 2019, that insofar as in IDBD opinion the transactions conflict with the bindings agreements of IDBD with respect to the manner of concluding IDBD’s existing swap transactions with respect to the shares of Clal Holdings Insurance Enterprises, the Commissioner shall not regard this as a breach of the outline for this purpose only, as long as they satisfy the aforesaid restrictions.

On August 31, 2019, the Board of Directors of IDBD (after it received the approval of the Audit Committee) gave its approval to accept an undertaking of Dolphin Netherlands to make an injection of capital into the Company (“the Undertaking”), the main points of which are as follows: Dolphin Netherlands irrevocably undertook to make capital injections into IDBD in a total amount of NIS 210 million in three equal annual payments (NIS 70 million each) on September 2, in each of the years 2019-2021 (“the Payments” and “the Payment Dates,” respectively). The Payments as aforesaid will be made in return for shares of IDBD or as a deferred loan on similar terms to the subordinated loans that were advanced in the past by Dolphin Netherlands to IDBD. Should IDBD not have the cash flow resources required for the purpose of and with respect to the financing of the Seller of Clal shares Loan, IDBD shall have the right to demand an advance of a sum of up to NIS 40 million on account of the second payment, subject to the approval of the Audit Committee and the Board of Directors of IDBD that such finance is required. On September 2019, IDBD received the first part of the payment from Dolphin Netherlands in the amount of NIS 70 million.

The company (IRSA) unilaterally and irrevocably undertook to Dolphin Netherlands that it would transfer to Dolphin Netherlands, upon its request, the amounts that it needs in order to comply with the Undertaking (“IRSA’s Undertaking”). If Dolphin Netherlands does not make the capital injections in accordance with the Undertaking, then the rights of Dolphin Netherlands pursuant to IRSA’s Undertaking will be assigned to IDBD automatically, and IDBD will have a right to act to realize the IRSA Undertaking. The Undertaking will expire automatically in each of the following cases: (a) insolvency proceedings will be filed against IDBD (whether voluntarily or involuntarily) and they will be valid on any of the Payment Dates, in which case the relevant Payment Date will be postponed for a period of 90 days and the relevant Payment will be transferred to IDBD only if the proceedings are canceled during the aforesaid period of 90 days. Of the proceedings are not cancelled within 90 days as aforesaid, the whole undertaking will expire; (b) an insolvency order will be given as stated in section 3 of the Insolvency and Economic Recovery Law, 5778-2018; and (c) a receiver, trustee, special manager or any functionary of this kind (temporary or permanent) will be appointed for IDBD, or a similar order is made (with respect to insolvency of the company) by the court.

On August 15, 2019, IDBD received a copy of a letter of the Commissioner that was sent to Trustee, that according to the provisions of the outline, and after the Commissioner examined once again the need for a sale and its economic repercussions, and in view of therovisions of the judgment of April 5, 2017, the Commissioner ordered the Trustee to continue to act according to the outline instead of IDBD, in accordance with all the powers that were granted to him by virtue of the outline, and to act to sell 5% of the means of control in Clal Holdings Insurance Enterprises held by him. The Commissioner said in his letter that the aforesaid sale should not be made by way of a swap transaction, but by means of another sale technique that would not create any connection between IDBD, a party related to it or anyone acting on its behalf, on the one hand, and the shares of Clal Holdings Insurance Enterprises, on the other, as a result of which, inter alia, there would be an increase in the property or economic exposure of the aforesaid with respect to Clal Holdings Insurance Enterprises and it should be submitted for the Commissioner’s approval before it would actually be performed by September 2, 2019. As stated below, this date has been postponed to September 15, 2019.

On September 3, 2019, the swap transaction was closed, in relation to 548,155 shares of Clal Holdings Insurance Enterprises, which account for about 1% of the issued share capital of Clal Holdings Insurance Enterprises, which were sold to a number of purchasers through off-market transactions, at NIS 52.5 per share. On September 4, 2019 IDBD sold shares of Clal Holdings Insurance Enterprises, constituting approximately 5% of the issued share capital of Clal Holdings Insurance Enterprises, held by the Trustee, in an off-market transaction, at a price of NIS 52.5. The total value in the said transaction is approximately NIS 145.4 million. The said consideration was deposited in a pledged trust account in favor of the Company's debentures (Series M). In addition, on September 4, 2019, IDBD purchased NIS 131,995,306 face value of IDBD's (Series I) debentures, at a price of 75 Agorot per NIS 1 face value of IDBD's (Series I) debentures; And NIS 58,857,269 face value of IDBD (Series N) debentures, at a price of 79 Agorot per NIS 1 face value IDBD (Series N) debentures. As of this reporting date, Clal Holdings Insurance Enterprises is held by IDBD at approximately 15.3% (of which approximately 10.4% is through the Trustee), following the execution of the transaction as described above. The investment in Clal Holdings Insurance Enterprises includes, in addition to the said holding, also investment through swap transactions relative to the shares of Clal insurance business at a rate of 20%, as reported by IDBD. In accordance with International Accounting Rules, the Company is exposed to changes in the value of the stock exchange for approximately 35.3% of Clal Holdings Insurance Enterprises's shares (including approximately 4.99% of Clal Holdings Insurance Enterprises under an option agreement whereby the Company entered into a purchase of Clal Holdings Insurance Enterprises's shares at a fixed price).

To be noted that Clal’s activity is considered a discontinued activity. IDBD’s holdings in Clal are held by a trustee appointed by the Israeli Commissioner.

Clal is a public company which was incorporated in accordance with the laws of the State of Israel. Clal is one of the leading insurance and long-term savings groups in Israel. The shares of Clal have been listed for trading on the stock exchange since 1988. Clal is part of the IDBD Group, which holds as of September 5, 2019 about 15.3% of its shares (of which approximately 10.4% through Mr. Moshe Terry) and through swap transactions on approximately 20% of additional shares. Clal offers a wide range of services and products to private and corporate customers, such as, inter alia, non-life insurance, health insurance, travel insurance, study fund, provident funds, pension funds, etc. As of December 31, 2018, Clal Insurance employs over 4,600 people and markets its products through 1,897 insurance agents, all of whom provide quality service and professional support to their customers. As of June 30, 2019, Clal has NIS 207 billion under asset. Furthermore, Clal is constantly analyzing the market to understand trends and changes in the industry and adjusting accordingly. Clal Insurance consists of three insurance segments: Non-Life Insurance, Long-Term Savings and Health.

Non-Life Insurance

The General Insurance domain in Clal Group is among the largest in Israel. As of September 30, 2018, Clal holds 10.3% market share of the premiums in the in the Non-Life Insurance Division and offers coverage to private and corporate customers. Clal markets its products through 1,450 non-life insurance agents, all of whom provide quality service and professional support to their customers. The Non-Life Insurance Segment offers a wide range of insurance plans: automotive, property, liability, marine insurance, personal accidents, guarantees and additional services. It`s vision is to provide professional and high-level service to company`s agents and customers, through constant improvements and new product development.

Life Insurance and Long-Term Savings

As of June 30, 2018, The Long-Term Savings Division holds a 13.7% market share of the long-term savings market, as defined by the Commissioner of Insurance and have assets in an approximate amount of NIS 149,472 billion. As at June 30, 2018, Clal holds 17.3% market share of the premiums in the in the Life Insurance Division. There is no single customer or a limited number of customers of which Clal is dependent. Clal has no single customer whose revenues constitute 10% or more of Clal's total revenues in the Consolidated Financial Statements. Clal markets insurances policies, from time to time and in the normal course of business, to companies in the IDBD Group (both policyholders in collective insurance, both as members of central provident funds and as employers depositing for pension savings for long-term savings products). This does not exceed 5% of the Clal's total revenues in this segment. The Long-Term Savings segment manages long-term assets, including life insurance, pension andprovident funds. The segment also provides comprehensive solutions to private and corporate customers in all sectors of the Israeli economy. Among the division's customers are large corporations and many residents of the State of Israel. Its objectives are to support the company's distribution channels and become a professional benchmark, helping to improve company business results, profitability and value, while emphasizing quality of service. The segment offers a variety of savings options, enabling its customers to maintain a strong, solid economic foundation in the event of death, accident or loss of earning capacity. It also offers a variety of pension funds designed to guarantee a monthly income for life in the event of retirement, disability, or death, enabling economic stability for the future even in difficult times.

On July 26, 2018, Clal's Board of Directors resolved to change the organizational structure of Clal Group, and from September 1, 2018, the life insurance and pension and provident divisions merged into the long-term savings division. In addition, a new a customer and distribution division established.

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

IDBG segment:

IDBD holds 50% of IDBG which was incorporated under the laws of Delaware (the remaining 50% is held by PBC). IDBG is a real estate corporation in the construction and operation of a commercial and office project in Las Vegas, Nevada (USA). IDBG activity was presented under the area of activity of PBC in projects in Las Vegas.

For futher details regarding the IDBG and the Tivoli project please see above PBC Segment.

IDB Tourism segment (discontinued segment)

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

IDBD is examining alternatives in connection with the sale of its holdings in IDBG Tourism and/or in Israir and therefore IDBD is continuing to treat IDB Tourism as held for sale and as a discontinued operation, in its financial statements as of June 30, 2019, in accordance with IFRS 5. It shall be noted that, in August 2018, after the date of the statement of IDBD retained Giza Zinger Even Ltd. and with Epsilon Underwriting and Issuing Ltd. (together: the "Consultants"), a company that is under the control of DIC, for the purpose of advising on the sale and the disposal of the IDBD's operations in the tourism and aviation field. The Consultants will be entitled to fees that are comprised of a retainer and a success fee in respect of the services, which will be payable at the time of the completion of a transaction (insofar as there may be one).

In August 2018, IDB Tourism entered into a memorandum of understanding with Dizenhaus B.T.C. Ltd. (the "Purchaser"), the sale of 50% of the issued share capital of a company that managed the incoming tourism operations and which is held by Israir in consideration for an amount of NIS 26 million (the “transaction”). In November 2018, the parties signed on the transaction and the transaction between Israir and P.A.O.O. Holdings Ltd., the controlling shareholder in the Purchaser, which subsituted the purchaser in this transaction. The consideration, in an amount of NIS 26 million was paid in full at that time of the completion of the transaction. As from the time of the completion of the transaction, Israir and the purchaser will manage the incoming tourism operations under a joint control agreement and as a result Israir has discontinued the consolidation of this activity in its financial statements as from the time of the completion of the transaction.

Following the transaction, IDB Tourism recorded a capital gain of NIS 29 million, in respect of its share in the difference between the consideration plus the fair value of said investment balance in incoming tourism and the value of the investment as per Israir’s books as of June 30, 2019. The consolidated financial statements of IDBD do not reflect said gain as the investment in IDB Tourism is reported in IDBD’s financial statements as an asset held for sale, according to the fair value of the investment, less disposal costs.

On August 29, 2019, DIC's Audit Committee approved entering into an agreement with IDBD, PBC, Gav-Yam and Elron share and distribute among them the cost and expenses of offices to which the companies will move its offices in the ToHa project on Totzeret Ha’aretz Street in Tel Aviv. Such offices are being leased from Gav-Yam and Amot Hashkaot Ltd., for parking spaces for 5 years or upon the expiration of the two option periods (of five years each).

Legal Framework

Operations Center in Argentina

Regulation and Government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, apply to the development and operation of our properties. Currently, Argentine law does not specifically regulate shopping mall leases. Since our shopping mall leases generally diverge from ordinary commercial leases, we have developed contractual provisions which are tailored to the commercial relationship with our shopping mall tenants.

Leases

Argentine law imposes certain restrictions on property owners, including:

●
a prohibition to include in leases automatic price adjustment clauses based on indexes; and

●
a minimum lease term of two years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

Rent increases

There are contradictory court rulings regarding whether rents may be increased during the term of a lease. For example, Section 10 of the Law No. 23,928, as amended by Public Emergency Law No. 25,561 prohibits a rent adjustment under leases subject to indexes, such as the consumer price index or the wholesale price index. Most of our leases have rent increase clauses that are not based on any official index. As of the date of this annual report, no tenant has filed any legal action against us challenging incremental rent increases, but we cannot assure that such actions will not be filed in the future and, if any such actions were successful, that they will not have an adverse effect on our business and results of operations.

Lease term limits

Under the Argentine Civil and Commercial Code lease terms may not exceed 20 years (for residential purpose) or fifty years (all other purposes). Generally, terms in our leases range from 3 to 10 years.

Rescission rights

The Argentine Civil and Commercial Code provides that tenants may terminate leases early after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent. If the tenant terminates the agreement during the first year of the lease, the penalty is one and a half month’s rent and if termination occurs after the first year of lease, the penalty is one month’s rent.

Other

The Argentine Civil and Commercial Code, among other rules, repealed the Urban Lease Law No. 23,091, which set forth a rule similar to the one described above, but established the obligation to give at least 60 days’ prior notice of exercise of the tenant’s unilateral termination right. There are no court rulings to date with respect to the new regulations related to: (i) the tenant’s unilateral termination right; or (ii) the possibility of agreeing a penalty different from that described above upon such termination.

While current policy discourages government regulation of leases, there can be no assurance that additional regulations will not be imposed in the future by Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in such costs and taxes, the government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income.

The Argentine Civil and Commercial Code enables landlords to pursue what is known as an “executory proceeding” if a tenant fails to pay rent when due. In executory proceedings, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter, as the origin of the debt is not in question and the trial should focus on the formalities of the contract. The Argentine Civil and Commercial Code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code also requires that a residential tenant receive at least 10 days’ prior notice when a landlord demands payment of rent due if a breach prior to eviction occurs but does not impose any such requirement for other leases. However, court cases pending resolution and numerous procedural hurdles have resulted in significant delays to eviction proceedings in the commercial context, which generally last from six months to two years from the date of filing of the suit for eviction.

Development and use of the land

In the City of Buenos Aires, where the vast majority of our properties are located, we are subject to the following regulations:

Buenos Aires Urban Planning Code

The Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set back and overhang, consistent with the city’s urban planning policy. The Secretary of Urban Planning of the City of Buenos Aires (Secretaría de Planeamiento Urbano) is responsible for implementing and enforcing the Buenos Aires Urban Planning Code.

Buenos Aires Building Code

The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code regulating the use and development of property in the City of Buenos Aires. The Building Code requires developers to obtain building permits, including submitting architectural plans for review of the Secretary of Work and Public Services, to monitor regulatory compliance.

Buenos Aires Authorizations and Licenses Code

The Authorizations and Licenses Code (Código de Habilitaciones de la Ciudad de Buenos Aires) sets forth the conditions under which authorizations or licenses to operate may be granted. The General Bureau of Authorizations and Licenses is responsible for implementing and enforcing the Authorizations and Licenses Code. Outside Buenos Aires City, our real estate activities are subject to similar municipal zoning, building, occupation and environmental regulations, which must also comply with national standards. In some jurisdictions we may also be subject to regulation of large commercial areas, which require approval of the location of these areas. We believe that all of our real estate properties are in material compliance with relevant laws, ordinances and regulations.

Sales and ownership

Real Estate Installment Sales Law

The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, or “Real Estate Installment Sales Act,” imposes a series of requirements on contracts for the sale of subdivided real estate property including, for example, that the purchase price for a property is payable in installments. The law requires, among other things:

Registration of intent to sell the property in subdivided plots with the Real Estate Registry in the jurisdiction where the property is located. Registration is only permitted for unencumbered property. Mortgaged property may only be registered if creditors agree to divide the debt in accordance with subdivided plots. Creditors may be judicially compelled to agree to the partition.

Preliminary registration with the Real Estate Registry of the purchase instrument within 30 days after its execution.

Once the property is registered, the installment sale must be completed in a manner consistent with the Real Estate Installment Sales Act. If a dispute arises over the title between the purchaser and third party creditors of the seller, the installment purchaser who has duly registered the purchase instrument will have title to the plot. The purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may record a mortgage over the subject property to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or advancement of at least 50% of construction, the Real Estate Installment Sales Act prohibits termination of the sales contract for failure by the purchaser to pay the balance of the purchase price but gives the seller the right to enforce under any mortgage on the property.

Buildings Law

Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the Argentine Civil and Commercial Code which provides that for purposes of execution of sales agreements for units under construction, the owner or developer must purchase insurance in favor of prospective purchasers against the risk of frustration of the development pursuant to the agreement for any reason. A breach of this obligation precludes the owner from exercising any right against the purchaser—such as demanding payment of any outstanding installments due—unless he/she fully complies with their obligations, but does not prevent the purchaser from exercising its rights against the seller.

Protection of the Disabled

The Law for Protection of the Disabled No. 22,431, enacted on March 16, 1981, as amended, provides that properties under construction or that are being remodeled must provide access for handicapped persons. Public spaces, entrances, hallways, elevators and common use facilities must be designed to provide mobility for impaired individuals. Buildings developed before enactment of the Protection for the Disabled Law must be reformatted to provide requisite access. Buildings that, because of their architectural design, may not be adapted to the use by the physically impaired, are exempted from these requirements.

Other regulations

Consumer relations, consumer or end-user protection

Article 42 of the Argentine Constitution establishes that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts. The Consumer Protection Law, and the applicable sections of the Argentine Civil and Commercial Code are intended to regulate the constitutional right conferred under the Constitution on the weakest party to the consumer relationship and prevent potential abuses deriving from the stronger bargaining position of vendors of goods and services in a market economy where standard form contracts are widespread.

These laws deem void and unenforceable contractual provisions included in consumer contracts, that:

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

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as the individuals or legal entities that acquire or use goods or services, free of charge or for a price for their own final use or benefit or that of their family or social group. The protection under the laws afforded to consumers and end users encompasses the entire consumer relationship, from the offering of the product or service, to cover more than just those relationships established by means of a contract. Providers of goods and services include those who produce, import, distribute or commercialize goods or supply services to consumers or users (but excludes professionals whose services require a college degree or higher who are required to register in officially recognized professional organizations).

The Argentine Civil and Commercial Code defines a consumer agreement as one that is entered into between a consumer or end user and an individual or entity that manufactures goods or provides services to consumers for private, family or social use. The Consumer Protection Law imposes a range of penalties for violation of its provisions, from warnings to the forfeiture of concession rights, and establishes joint and several liability of each participant in the chain of distribution or whose trademark on the thing or service for damages caused to consumers derived from a defect or risk inherent in the thing or the provision of a service.

The Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promote the services of such professionals.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers binds the offeror during the period when the offer is made until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer.

Pursuant to Resolution No. 104/2005 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Treasury, Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur’s Common Market Group, persons engaged in internet commerce must disclose precisely the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and may give rise to sanctions.

On September 17, 2014, the Argentine Congress enacted Law No. 26,993 called “Conflict Resolution in Consumer Relationships System” law that provides for creation of new administrative and judicial procedures. The law created a bicameral administrative system: the Preliminary Conciliation Service for Consumer Relations (Servicio de Conciliación Previa en las Relaciones de Consumo), or “COPREC,” and the Consumer Relations Audit, and a number of courts assigned to the resolution of conflicts between consumers and providers (Fuero Judicial Nacional de Consumo). The amount of any filed claim may not exceed a fixed amount equivalent to 55 adjustable minimum wages, as determined by the Ministry of Labor, Employment and Social Security. The claim must be filed with the administrative agency. If an agreement is not reached, the claimant may file the claim in court. While COPREC is currently in full force and effect, the court system (Fuero Judicial Nacional de Consumo) is still pending. Therefore, any current claim must be filed with existing courts. A considerable number of claims pending against us are expected to be settled within the framework of this system.

Antitrust Law

For more information about Antitrust Law see, “Item 4. Information on the Company⸺Other regulations⸺Antitrust Law”.

Money laundering

For more information about money laundering see, “Item 10. Additional Information—E. Money Laundering”.

Environmental Law Environmental Law

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

General regulations applicable to our business in Israel

Proper Conduct of Banking Business

IDBD and DIC and certain of their affiliates are subject to supervision by the Israeli Supervisor of Banks relating to “Proper Conduct of Banking Business” which impose, among others limits on the aggregate principal amount of loans a financial institution can have outstanding to a single borrower, a group of related borrowers, and to the largest borrowers and groups of related borrowers of a banking entity (as these terms are defined in the aforesaid directives). IDBD and DIC, their controlling shareholders and their affiliates are considered a single group of borrowers for purposes of this regulation. These restrictions limit the ability of IDBD and DIC, and their affiliates to borrow from a single bank in Israel, their ability to make investments where they require bank lines of credit, to invest in companies that have loans outstanding from banks in Israel, and to make business transactions together with groups that have such credit outstanding. In the period from 2013 and until the date of publication of the report, the concentration of credit risk of IDBD and DIC, and their affiliates decreased as a result of a reduction in the amount of utilized credit for the group that includes IDBD and DIC, including as a result of a change of control that resulted in a re-characterization of the group for purposes of applicable regulation. However, inrecent years, and until the publication date of the report, the scope of credit used from the banking system in Israel to the group of borrowers which includes DIC has decreased, including due to the change in its control, within the framework of the debt settlement in IDB Holdings and the sale of the Group’s holdings in Adama shares.

In December 2013, the Law to Promote Competition and Reduce Concentration, 5774-2013, was published in the Official Gazette (hereinafter, in this section: the “Concentration Law”):

According to the provisions of the Concentration Law, a pyramid structure for the control of “reporting corporations” (in general, corporations whose securities were offered to and are held by the public) is restricted to 2 tiers of reporting corporations (where a first tier company may not include a reporting corporation which does not have a controlling shareholder). In accordance with transitional provisions which were determined in the Concentration Law, a third tier company or higher tier company is no longer entitled to control reporting corporations, except for corporations as stated above which are under its control as of the publication date of the Law in the Official Gazette (herein, the “Publication Date”), regarding which it will be required to discontinue control by no later an December 2017 (the “2017 Requirement”). It is noted that so long as a reporting corporation is considered a second tier company in accordance with the law, it is not entitled to control reporting corporations, and insofar as, on the publication date, it holds control of reporting corporations, it must discontinue its control of such corporations by no later than December 2019 (the “2019 Requirement”).

On the date of the Concentration Law’s publication in the Official Gazette, IDBD was considered a second tier company, DIC was considered a third tier company, and the reporting corporations controlled by DIC were considered fourth and fifth tier companies. In May 2014, the control of IDBD changed as part of the completion of the creditors’ settlement in IDB Holding Corporation Ltd. (“IDBH”), and subsequently, IDBD and DIC ceased being considered a second and third tier companies, respectively, and as of that date IDBD and DIC were considered a first and second tier companies, respectively.

In November 2017, in accordance with the determination of an independent committee and the audit committee of DIC, respectively and after receipt of the required approvals (including regulatory approvals), sold its shares in DIC to Dolphin IL Ltd. (“Dolphin IL”), a private company incorporated in Israel, which is wholly owned by Dolphin Netherlands B.V. (“Dolphin Netherlands”), a corporation controlled by Mr. Eduardo Elsztain. As consideration, Dolphin IL issued debenture to IDBD in the amount of NIS 1.77 billion (the “Debenture”), and paid IDBD NIS 70 million in cash. Additionally, companies from the controlling shareholder group transferred 9,636,097 DIC shares which were held by it, to Dolphin IL. All of the said shares (116,416,950 shares) are pledged in favor of IDBD and / or in favor of its debenture holders, with liens of varying degrees, and serve as collateral in connection with IDBD’s debentures.

After the consummation of such transaction, DIC started to be considered to be a first tier company, as defined in the Concentration Law, while Cellcom, Property and Building Corp. Ltd. (“PBC”), Elron and other companies (controlled by DIC) were considered to be second tier companies within the meaning of the Concentration Law. Therefore, as long as PBC is considered a second tier company, it needs to cease from controlling reporting corporations under its control (Ispro and Mehadrin) to comply with the 2019 Requirements.

As of the date of this annual report, IDBD is considered a first tier company, with respect to the Concentration Law, and it no longer holds control of any “other tier companies.” Clalbit Financing Ltd. (“Clalbit Financing”), a company controlled by Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance Holdings”), is considered as “other tier” (third) company as the term is defined in the Concentration Law. Therefore, should Clalbit Financing continue to be considered as “other tier”‘ company after December 11, 2019, Clal Insurance Holdings may be required to appoint a trustee or to perform actions pursuant to which Clalbit Finance will not be considered as other tier company. For more information, see “Regulation and Government Supervision—General regulations applicable to our business in Israel—Concentration Law.”

In October 2018, a class action was filed with the District Court in Tel Aviv-Yafo (the “Motion”) by an applicant alleging to hold shares in DIC (the “Applicant”), against IDBD, against Dolphin IL, against Mr. Eduardo Elsztain (the controlling shareholder of IDBD and DIC), and in it, requesting (a) to hold that the sale of shares of DIC to Dolphin was not in compliance with the provisions of the Concentration Law, (b) a trustee over DIC’s shares owned by the respondents and (c) the payment of monetary damages to the public shareholders in the DIC for the alleged preservation of the pyramidal structure in IDBD’s group. The Applicant alleges that IDBD continues to be the controlling person of DIC and that the controlling shareholder of IDBD (in his capacity as chairman of the board of directors and controlling shareholder of DIC as well) had a personal interest separate from the personal interest of the minority shareholders of DIC, in the manner of implementation of the Concentration Law’s provisions, and that he and IDBD breached the duty of good faith and the duty of decency toward DIC, and additionally the controlling shareholder of IDBD breached his duty of trust and duty of care toward DIC, this being, allegedly, due to the fact that the decision regarding the preferred alternative for complying with the Concentration Law’s Provisions was not brought before DIC’s general meeting. The Applicant further alleges deprivation of the minority shareholders of DIC.

As part of such reorganization, in July 2019 PBC sold 11.7% of Gav-Yam’s issued share capital, which resulted in PBC’s stake in Gav-Yam decreasing from 51.7% to 40.0%. In September 2019, PBC sold an additional 5.14% of Gav-Yam’s issued share capital, resulting in PBC’s stake in Gav-Yam further decreasing from 40.0% to 34.9%. As a result of the sale of Gav Yam shares, PBC is in compliance with the 2019 requirements set forth in the Concentration Law, as PBC is no longer the controlling shareholder of Gav-Yam.

In August 2019, Ispro’s audit committee and board of directors approved the performance of a full prepayment of Ispro’s debentures (Series B), which are listed on the TASE at a total cost of NIS 131 million, subject to court approval, in accordance with sections 25(f) and 25(h) of the Concentration Law. The prepayment of Ispro’s debentures (Series B) will result in the delisting of all of its debentures from the TASE. As a result, Ispro will cease to be a reporting corporation and will no longer be considered a “tier company”, as this term is defined in the Concentration Law. In September 2019 Ispro received court approval for the full redemption of Ispro debentures Series B in prepayment which will take place on October 10, 2019.

Once the transactions described above are completed, DIC will still have to assess what are its alternatives for PBC’s stake in Mehadrin, given that the Shareholders Agreement between Phenix and PBC was terminated and the concentration law does not allow DIC to have control over public companies at three tiers within its group structure.

These alternatives may include structural changes in some of the companies in the DIC group. If DIC fails to comply with the requirements of the concentration law, DIC may be subject to penalties or be the subject of other actions available under the law, including the loss of control.

As of the date of this annual report DIC only pending Obligation regarding concentration law is related with the ownership of Mehadrin from PBC. Dic and PBC are examing different alternatives and expect to fullfil the obligations before December 31, 2019.

Regulations applicable to each of the businesses in Israel

Real Estate

In recent years, there has been continued shortage in manpower in the construction and agricultural industries which typically are labor intensive and depend on foreign workers, including in the areas of Judea and Samaria. The security situation in Israel, as well as the shutdown of Judea and Samaria during certain periods of the year has resulted in continued shortage in the workforce, driven by lower numbers of foreign workers from Judea and Samaria. In 2018, the labor shortage continued in the construction industry, where a significant proportion of the workers are foreign workers (including Judea and Samaria). In 2018, more than 14,500 legal foreign workers were employed in Israel, an increase of about 45% compared to the number of legal foreign workers in the construction industry in 2017. This increase is the result of the October 2015 government decision, which was partially implemented as of the end of 2017, with the implementation of the "performance companies" arrangement. As part of the implementation of this decision, a pool of six foreign construction companies was established to carry out residential construction projects. Of the legal foreign workers in the industry, about 86% are employed under this arrangement. Despite this increase, there is still a shortage of skilled manpower, and workers' wages in the construction industry in general and foreign workers in the construction industry in particular continue to rise. The shortage and unavailability of skilled manpower affects both construction costs and the extension of construction project execution schedules. In addition, PBC is subject, similar to other companies which operate in the segment, to statutory restrictions, which regard to the planning and construction of projects out, as well as to contracts with purchasers and tenants, to planning and building laws, labor and safety standards in Israel.

PBC’s engagements with tenants are subject to the provisions of the Lease and Lending Law, No. 5,731-1971 and in rare cases, subject to the Tenant Protection Law (Consolidated Version) No. 5,732-1972.

PBC is subject to legislation and standardization in the field of construction, which includes, inter alia, planning and construction, rental and sale, licensing, building permits, maintaining safety at the construction site, and obtaining permits to populate. In that regard, any entity that engages in the construction and sale of housing units required ensuring that any discrepancies (as defined in the Sale Law) are rectified.

PBC is obligated to engage with contractors who operate with compliance to safety standards.

PBC is subject to all Israeli standards, which relates to the quality of work and materials.

Green Building - PBC agenda is subject to acts with adequate protection relating to environmental aspects.

Supermarkets

Labor Law

The retail sector activities of Shufersal are subject to labor laws including the Employment of Workers by Human Resources Subcontractors Law, No. 5,756-1996, the Extension Order in the Matter of Contract Workers in the Cleaning Branch in the Private Sector, the Minimum Wage Law, No. 5,747-1987 (“Minimum Wage Law”) and the Increased Enforcement of Labor Laws Law, No. 5,772-2011. As of December 31, 2018, Shufersal employed approximately 15,655 workers(equivalent to 13,404 full time jobs), majority of which are subject to minimum wage requirements. As of December 31, 2018, the majority of Shufersal’s employees, in an estimated number of 11,000 of Shufersal employees, are parties to a collective bargaining agreement. On March 29, 2018, Shufersal and its employees’ representatives signed an extension to the collective bargaining agreements until December 31, 2019. In the last 30 years, Shufersal maintained stable labor relations without shutdowns.

The provisions of the Minimum Wage Law (Increase of Minimum Wage - Emergency Provision), 5,772 - 2015 and the amendment of the Minimum Wage Law, resulted in an increase in the minimum wage effective from 2015 to December 31, 2017, of NIS 220 million in Shufersal’s wage expense. In that regard, in 2017 (compared with 2016) the increase was in the amount of NIS 58 million. In Shufersal’s evaluation the increase of the minimum wage in Israel, changes to labor laws in Israel and the increased possibility of organized workers may detrimentally affect the business results of Shufersal and result in higher wage expenses of Shufersal.

Retail and Production; Enviromental

The activities of Shufersal are also subject to consumer protection laws, including the Food Law, the Defective Products Liability Law, 5,740-1980, the Consumer Protection Law, 5,741-1981, and the Consumer Product and Service Price Supervision Law, No. 5756-1996 that allows a consumer to institute a class action suit for damages caused to consumers as a whole based on the causes of action set out in that law. The Public Health Protection (Food) Law, No. 5,776-2015, sets forth quality standards and food safety measures and provides the relevant regulator supervisory and criminal and administrative enforcement powers. The provisions of the Food Protection Law affect production activities of Shufersal, including importation and food marketing activities. Shufersal also operates pharmacies in certain of its stores, and is therefore subject to the provisions of the Pharmacists Ordinance (New Version), 5,741-1981.Shufersal is involved in manufacturing activities at three owned facilities where it produces principally private-branded baked goods which are subject to compliance with applicable production and quality assurance standards. On December 26, 2017, the Public Health Protection Regulations (Food) (Food Marking), 5,727 - 2017 (the “Marking Regulations”) were published. The Marking Regulations are intended to make information accessible to consumers regarding the nutritional value of pre-packaged food, using symbols that indicate that food contains a high amount of sodium, sugars or saturated fatty acids, to allow consumers to make informed choices about their foods, and to promote their health. The main regulations concern to manufacturers or importers of prepackaged food, which include, inter alia, provisions which are expected to affect the productive activities of Shufersal. These regulations will enter into effect on January 1, 2020. Shufersal estimates that the said regulations will not materially affect its financial results. To the best of the Shufersal’s knowledge, Shufersal complies with the legislative and regulatory requirements that apply on it.

The retail activities of each Shufersal store requires compliance with the Business License Order (Businesses Requiring a License), 5,773-2013, principally providing that they obtain a business operating license for each unit. December 31, 2018, there are two branches that are subject to legal proceedings regarding business licenses that are pending against Shufersal and its directors. Shufersal’s branches are also subject to land development approvals and licensing, substantially all of which are in compliance. The activities of Shufersal are also subject to certain environmental regulations.

The Food Law and the Competition Law

The Competition Law affects the activities of Shufersal, especially with respect of the possibility of carrying out future acquisitions for which approval is required from the Competition Commissioner (the “Commissioner”) and the influence on the trade arrangements of Shufersal with its suppliers. The Food Law regulates Shufersal’s trade arrangements with its suppliers which are regulated in detail which are designed to promote competition in the food supply industry. As of December 31, 2018, Shufersal believes that growth through acquisitions of a significant entity in the retail market would be limited. Moreover, provisions of the Food Law relating to geographical competition of retailers may influence the ability of Shufersal to expand organically through opening new stores in certain areas and under certain circumstances Shufersal may be required to close active branches under certain circumstances. The Food Law includes the following three systems:

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

iv.
a large supplier interfering with the price a retailer charges consumers for the products of that supplier, in the allocation of sales areas at any rate for the products of the supplier, for the acquisition of a product from the supplier in any scope from the total retail purchases of the product and of competing products, and for the purchase or sale of products which another supplier supplies to the retailer, including purchase quantities and goals, the sale area allocated to them in a store and any other commercial condition sought to be imposed. a large retailer and a large supplier agreeing to set the pricing of a basket of products at a price that is lower than the marginal cost of production of the related product or that would require a consumer to purchase a minimum amount of the related product to achieve the reduces price; vi. a large supplier conditioning the sale of its product to a retailer on the purchase of another product of that large supplier; and

v.
provisions regarding geographical competition.

These set of provisions apply to the ability of a large retailer to open a branch without, under certain circumstances, the approval of the anti trust authority.

In October 2018, Shufersal received a notice from the Commissioner about catchment areas of the large stores of Shufersal (“the catchment area notice”). The catchment area notice referred to 97 large stores, with calculated rate of more than 30% but less than 50%, and 39 large stores with calculated rate of over 50%. The notice was accompanied by maps of catchment areas of those stores. It is noted that after reviewing the catchment area maps that were enclosed in the catchment area notice, the stores that may be exposed to actions under the above temporary provision are as follows: 15 stores in the Haifa area and 3 stores in the Zefat area. It is noted that as of December 31, 2018, Shufersal had not been required, under the temporary provision, to close any of its stores. In July 2018, the Supervisor imposed a NIS 9 million monetary sanction for violations of the Food Law provisions relating to the extension of certain rental agreements to which Shufersal has a party, which includes an Exclusive Land Clause.

Provisions regarding the price transperacy

Under these provisions, retailers shall be obliged to publish online the prices of all products sold by such retailer (including any and all discounts and special prices). Shufersal has implemented these provisions and is publishing its products prices in an online site.

Provisions regarding the contemporaneous application of the Food Law and the Competition law. In December 2015, the Commissioner published a statement on the parallel application of the Competition Law and the Food Law listing cases in which only the provisions of the Food Law will apply and no additional regulation will be required under the Competition Law. As of the date of the notice Shufersal’s operations complied with the Food Law. Shufersal’s acquisition of Clubmarket was approved by the Commissioner in 2005, and within this framework the Commissioner imposed a number of limitations on Shufersal’s activities including: prohibiting Shufersal from pricing products that result in a loss that is not proportionate to its business activities and are aimed to affect the operations of competitors from the market; prohibiting Shufersal from entering into agreements with suppliers that impose restrictions on those suppliers from doing business with competitors of Shufersal; and prohibiting Shufersal from attempting to influence commercial conditions between its suppliers and competitors.

It should be noted that, generally, the above provisions do not apply to "BE" other than with respect to the price transperacy provisions. Shufersal is cuurently exploring with the Anti Trust Authority the application of certain provisions of the Food Law to "BE".

As at December 31, 2018, implementation of the Food Law did not have any material impact on the business of Shufersal.

Generally, to the best knowledge of Shufersal, Shufersal believes its operations comply in all material respects with the applicable provisions of this law.

Telecommunications

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

Supervision of Rates. Interconnect rates (i.e. payments that will be made by an in-country operator, another cellular operator or international operator to complete calls in the network of a cellular operator or for the sending of an SMS between cellular operators) is regulated and was substantially reduced in the past. This reduction has led to a considerable reduction in Cellcom’s revenues. Moreover, the Communications Law to authorizes the Minister of Communications to set interconnect prices and regulate the use of networks owned by another operator based not only on the cost incurred to establish the network (according to the calculation method to be determined by the Minister of Communication) plus a reasonable profit, but also on one of the following: (1) flat payment for a service provided by the license holder; (2) reference to tariffs charged for a comparable service; or (3) reference to the cost of these services or with the interconnection costs charged in other countries. The Minister of Communications was also empowered to give instructions on structural separation for providing various services, including segregating services provided by a license holder from services provided to a subscriber.

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

Virtual Operators (“MVNO”). The Communications Law and related pronouncements regulate the activities of virtual operators. The regulations empower the Ministry of Communications together with the Finance Ministry to impose terms of an agreement including fixing the price to be charged for the services provided.

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

In case of a disagreement as to the terms of a hosting service (including the consideration), whether for national roaming of a new MNO (currently Golan, Hot Mobile and Xfone) or hosting of an MVNO, the regulators may intervene in the terms of the agreement, including by setting the price of the service. Unfavorable terms and consideration for the hosting service, may result in material adverse effect on our results of operations.

Regulation of Multi-Channel Television Services

As of June 30 2019, television program streaming via the Internet is not subject to regulation in Israel. In July 2018, a new bill for the regulation of broadcasting was published. Cellcom does not expect the bill, if enacted, to materially change the regulation that applies to Cellcom. The bill requires legislative proceedings in the Israeli parliament, which may include material changes to the bill. If the legislation adopted requires Cellcom to make additional investments or impose unfavorable regulation on its OTT TV service, or apply such regulation to Cellcom and not to other OTT TV providers, or usage of the DTT infrastructure, it may adversely affect Cellcom OTT TV business.

1. Cellcom’s Communications Licenses

 Cellcom holds a general license for providing cellular services, valid until January 31, 2022, setting out conditions (including duties and restrictions) applicable to its activities, officers and shareholders holding certain percentages of Cellcom’s shares. The license may be extended by the Ministry of Communications for consecutive periods of six years, if Cellcom is in compliance with the provisions of the license and law, and makes requisite investments to its service and network. The Ministry of Communications has amended the license conditions in the past, and may amend them in the future, without Cellcom’s consent and in a manner that may limit its ability to conduct business. The license provides that Cellcom does not have exclusivity for providing services. The cellular license can be revoked, suspended or limited in the following cases: if total holdings of the founding shareholders or their successors (as defined in the license) is less than 26% of the control shares of Cellcom; if total holdings of Israeli parties (as defined in the license), who are among the founding shareholders or their successors, is less than 5% of the total issued share capital and control shares of Cellcom; if a majority of directors are not Israeli citizens or residents of Israel; if a fewer than 10% of the directors of Cellcom were appointed by Israeli parties; if an act or omission of Cellcom that adversely affects or restricts competition in the cellular sector; if the aggregate equity of Cellcom, together with the aggregate equity of shareholders each holding 10% or more of the share capital, is less than US$200 million. In light of the 2015 change in the control structure of IDBD, the Cellcom control structure has also changed, and requires the approval of the Ministry of Communications, including with regard to Israeli holding requirements included in the licenses of Cellcom, as Mr. Eduardo Elsztain is not a citizen of Israel. Until January 31, 2018 Cellcom was not obligated to maintain Israeli holding, subject to certain conditions. In January 2018, after approval was received from the Ministry of Communication, an agreement was signed and completed between DIC and two Transferred Companies (as defined below), in which an outline was agreed upon which would meet the Israeli holding requirements (the “Outline”). As part of the outline, Koor transferred Cellcom shares which represent 5% of its issued share capital, by way of a loan transaction, to two private companies which were incorporated in Israel, whose purpose was to hold Cellcom shares, and which are wholly owned by two Israeli entities (one of whom serves as a corporate officer in DIC and in Cellcom; while the other serves as a corporate officer in IDBD) (the “Transferred Companies” or the “Israeli Entities”). The aforementioned transferred Cellcom shares (the “Transferred Shares”) were transferred to the Transferred Companies in equal parts (i.e., 2.5% of Cellcom’s issued share capital to each one). Presented below are the main terms of the agreement: A. The agreement will remain in effect from its closing dated until December 31, 2018. The agreement will be extended automatically each year until the end of December 31 of the subsequent year, until its termination date, according to the terms which were specified in the agreement. B. Koor will be entitled to terminate the agreement at any time, in its discretion, and to receive back all or some of the Transferred Shares. The Transferred Companies will not be entitled to transfer the Transferred Shares to any entity whatsoever without Koor’s consent, and additionally, will not be entitled to transfer all or some of the Transferred Shares unless the transferee meets the definition of an “Israeli entity” in the mobile license; The transfer has been approved by the Ministry of Communication, if required; and the transferee has undertaken to accept upon itself the undertakings of the Israeli entities. C. So long as the matter will be required in accordance with the mobile license, or in accordance with other licenses which Cellcom has received from the Ministry of Communication, the Transferred Companies will together be entitled to appoint 10% of the directors in Cellcom (in other words, as at the present date, one director). Additionally, the Transferred Companies will undertake to vote together with Koor on all resolutions that will be presented to Cellcom’s general meeting, and as part of the above, they will undertake to support the appointment of directors to Cellcom whose candidacy will be proposed by Koor. Koor and the Transferred Companies will be considered “joint holders” of Cellcom shares, in accordance with the Securities Law, 5728-1968.

According to Telecommunications Law, the Ministry of Communications may impose on telecommunication companies, including Cellcom, financial sanctions for breach of license and law. The amount of the sanction is calculated as a percentage of the revenue of the operator, and according to the degree of severity and extent of the breach, said may be significant.

 Cellcom provides (through a wholly owned entity) landline telephone, ILD, internet connectivity and infrastructure services as well as a "network end point" services, under a non-exclusive unified license granted in 2015 (which replaced the previous licenses for providing these services), for the period ending April 2026. The license can be extended for an additional period of 10 years, under terms generally similar to the terms of extension of the general cellular license.

 Cellcom holds other communications licenses: a special license for the provision of data transmission and communication services in Israel, and a non-exclusive unified license for the provision of internet connectivity and infrastructure, ILD, landline and 'network end point' services to the Israeli-populated areas in Judea and, until 2026. These licenses include conditions generally similar to those of the general license for the provision of cellular services, as noted above.

According to regulations that apply to the uniform license, there are certain limitations on cross ownership among license holders.

2. Further Regulation Applicable to Communications Services

 In May 2018 and again in March 2019, the Ministry of Communications amended Cellcom licenses to regulate the manner of response of call centers, including measurable parameters for response times. The amendment came into force in July 2019. Also in July 2019, an amendment to the Israeli Consumer Protection Law regulating the manner of response of call centers also came into effect. The amendment includes measurable parameters for response times, which are partly incompatible with the said amendment to Cellcom licenses. These amendments had and are expected to continue to have an adverse effect on Cellcom results of operations.

3. Permits for Setting Up cell Sites

a. Cellcom’s cellular services generally are provided through cell sites across Israel, their construction and licensing are included in TAMA 36 (District Zoning Plan) – Part A - National Master Plan for Communications - Small and Micro Broadcasting Facilities (“TAMA 36”), and Radiation Law. Regulating the deployment of wireless access devices, which are cell sites with smaller dimensions, are, for the most part, regulated by Communications Law and Radiation Law. The construction of cell sites requires a permit as per Planning and Building Law, No. 1965 (“Planning and Building Law”), and is subject to other approvals from multiple regulators.

Legal proceedings (civil, criminal and administrative) are pending against Cellcom, under which a number of arguments were raised concerning the legal compliance of some of Cellcom’s sites, alleging failure to obtain permits under Planning and Building Law, or based on development of sites in contravention of a permit.

As of December 31, 2018, Cellcom operated a small portion of Cellcom’s cell sites without building permits or applicable exemptions and approximately 33% of Cellcom’s cell sites without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Such reliance had been challenged and under an interim order issued by the Supreme Court in September 2010, was reduced to replacing or relocating existing radio access devices under certain conditions. In October 2018, regulations setting procedures for the construction, changes and replacement of radio access devices exempt from building permits were enacted. Although these regulations reflect previous judicial limitations placed upon our ability to make changes and replace radio access devices, they also introduce a new licensing procedure that may further reduce our ability to construct new radio access devices based on such exemption. This may adversely affect our existing networks and our networks' build out. In addition, the Ministry of Justice expressed an opinion that such regulations and the exemption do not relate to the radio access devices' ancillary equipment. The Ministry of Justice is expected to publish further instructions in the matter. The exclusion of the ancillary equipment from the exemption, if adopted, could adversely affect our existing networks and our networks' build out. In addition, Cellcom provides in-building repeaters and micro-sites (“femtocells”) for its subscribers seeking a solution to poor indoor reception. Based on an opinion Cellcom received from legal counsel, Cellcom did not request building permits for the repeaters that were installed on roof tops, which are a small fraction of all repeaters installed. It is not clear whether the installation of a different type of in-building repeaters and micro-sites requires a building permit. Some require a specific permit while others require a permit from the Ministry of Environmental Protection, depending on their radiation levels. Cellcom also builds and operates microwave facilities as part of its transmission network. The majority of microwave sites are exempted from receiving permits from the Ministry of Environmental Protection (due to their low output) or require a general permit in respect of their radiation level Based on an opinion of legal counsel, Cellcom believes that building permits are not required for the installation of microwave facilities on rooftops.

b. Indemnification Obligation. Under the Planning and Building Law, local planning and building committees may demand and receive, as a condition for granting a building permit for a site, a letter of indemnity for claims under Section 197 of Planning and Building Law. By December 31, 2018, Cellcom had executed approximately 400 letters of indemnity as a condition for receiving permits. In some cases, Cellcom has not yet built any sites.

As a result of the requirement to provide indemnification letters, Cellcom may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, which could impair the quality of Cellcom’s service in the affected areas.

c. Radiation Law, Regulations and Permits Thereunder. Radiation Law, Regulations and Principles thereunder included provisions relating to all aspects related to regulating the issue of non-ionizing radiation, including, inter alia, levels of exposure that are permissible.

 Positions of the Ministries of Communications, Health and Environmental Protection published in 2012 in relation to the various aspects of the provision of 4G services in Israel, include proposed limitations on usage and deployment in order to reduce exposure to non-ionizing radiation. Such limitations were not included in later documents issued by the MOC, allowing the provision of 4G services and awarding 4G frequencies to the cellular operators.

As of December 31, 2018, Cellcom is subject to criminal and administrative legal proceedings alleging that some of its cell sites were built and have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of Cellcom cell sites operated without building permits or applicable exemptions. Although Cellcom is continually seeking to obtain building permits for these sites, Cellcom may not be able to obtain them and in several instances Cellcom may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative. In addition, Cellcom may be operating a significant number of its cell sites, in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level. In some cases Cellcom will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

 In October 2018, regulations setting procedures for the construction, changes and replacement of radio access devices exempt from building permits were enacted. Although these regulations reflect previous judicial limitations placed upon Cellcom ability to make changes and replace radio access devices, they also introduce a new licensing procedure that may further reduce Cellcom ability to construct new radio access devices based on such exemption. This may adversely affect Cellcom existing networks and its networks' build out. In addition, the Ministry of Justice expressed an opinion that such regulations and the exemption do not relate to the radio access devices' ancillary equipment. The Ministry of Justice is expected to publish further instructions in the matter. The exclusion of the ancillary equipment from the exemption, if adopted, could adversely affect Cellcom existing networks and its networks' build out.

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

Capital Requirements of Insurance Companies

In April 2018, the sublaw: Supervision of Financial Services Regulations (Insurance) (Minimum Equity Required for an Insurer´s License) Regulations, No.5778-2018 (the “Minimum Capital Regulations”), which nullify the Supervision of Financial Services (Insurance) (Minimum Equity Required of an Insurer), Regulations, 1998. The Minimum Capital Regulations prescribes minimum capital different requirements for different segments in the insurance field. The capital required for long term insurance (e.g. life insurance, long term health insurance and Liability insurance) is NIS 15 million as compared to NIS 52 million pursuant to the previous regulations. The capital required for short term insurance (e.g. general insurance and short term health insurance) is NIS 10 million as compared to NIS 59 million pursuant to the previous regulations. The said Minimum Capital Regulations are expected to increase competition in the insurance market due to the reduction of the capital requirement for the purpose of obtaining an insurance company license. At this stage, Clal Insurance cannot expect the full implications of the regulations. The insurance and savings segments, in recent years and in particular in 2017, there Commissioner if promoting a significant amount of regulatory reforms, mainly those aimed to reduce insurance and management fees. In particular, the Commissioner has set special pension funds, which will be a default choice for employees unless they choose otherwise, which significantly reduce the management fees. With respect to the said fund, the Commissioner also intervenes with terms which regards to loss of work capacity, a material change in compulsory insurance tariffs and changes in the conditions and tariffs in health products. The regulatory intervention creates changes in the structure of the engagement and the interaction between institutional bodies, agents, employers and customers, in a manner that can affect the ability of an institutional body to link its revenues and expenses, impose significant operating expenses on it and harm its profitability. The implementation of some of the reforms began in 2017, and some of them will be implemented in the future and / or are in various stages of implementation or discussions. As of December 31, 2018, Clal cannot estimate the full impact of the said measures and regulations taken on the insurance and pension market in Israel. The range of the proposed changes, the intervention in tariffs and management fees, the operational load, the scope and complexity of the regulatory changes, and the adjustments required in the automation systems and work processes, affect the business model of the insurance market in Israel and its profitability, among others on the value of the business which will be sold (VNB) and the solvency ratio to comply with pursuant to the Solvency Directive.

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

Tertiary (tier 3) capital includes complex tertiary capital instruments (excluding periodic accrued interest payments) and any other component or instrument approved by the Insurance Commissioner. A tertiary capital instrument is subordinate to any other instrument, except for primary and secondary capital, and includes financial instruments available to absorb the insurer’s losses by postponing the payment of principal. Tertiary capital must be junior to secondary capital and equal in the order of credit repayments. The first repayment date on tertiary capital instruments may not be earlier than five years from the date of issuance. If the complex tertiary capital instrument includes an incentive for early redemption, the first indentive payment date may not be earlier than five years from the date of issue of the instrument. Tertiary capital may not exceed 15% of the total capital of the insurer.

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

In November 2014, the Insurance Commissioner outlined solvency rules (“rules” or “regime,” as applicable) based on Solvency II, in Israel, in a letter addressed to managers of the insurance companies (“Letter”). In the Letter, the Insurance Commissioner outlined a plan to adopt the 2016 European model for calculating capital and capital requirements for the local market, effective as of the annual report for 2016 (“First Adoption Date”). During a period to be determined by the Insurance Commissioner and as conditions require, insurance companies will also be required to comply with capital requirements under existing regulations. The Letter stated that until final adoption, insurance companies must prepare additional quantitative assessment exercises (IQIS) for the 2014-2015 period. These requirements are intended to assess the quantitative effects of adopting the model, as well as providing data for calibrating and adjusting the model. In addition, the Letter addressed an initiative to develop a framework for quarterly reporting of insurance companies’ solvency ratio. The Letter also referred to the Commissioner’s intention to publish provisions for managing capital and targets for internal capital, to address a gap survey that insurers will undertake with respect to their risk management systems, controls and corporate governance and a consultation paper to promote the process of self-assessment of risks and solvency (ORSA). In April 2015, the Insurance Commissioner published a second letter titled “Plan for the Adoption of Rules for Solvency, based on Solvency II” and provisions for the IQIS4 exercises to be undertaken regarding the 2014 historical financial statements. The letter emphasized that the exercise reflects the decision of the Insurance Commissioner to impose adjustments required for the Israeli insurance market. The Letter further stated in connection with the proposed adoption of IQIS5 that the Insurance Commissioner would continue to monitor developments in the European markets and would consider adjustments relevant for Israel.

In July 2015, the Insurance Commissioner issued a letter concerning “transitional provisions regarding the application of solvency rules, based on Solvency II” (the “Letter on Transitional Provisions”). The transitional provisions were provided by reference to certain solvency rules set forth in the European Directive relating to, inter alia, a gradual adoption of capital requirements in respect of holdings of equity shares which may a component to be included in the calculation of core capital. In addition, the letter included transitional provisions regarding submission of a plan to improve the capital ratios of insurance companies whose ratios are negatively affected following adoption of the new solvency rules beginning with the financial statements for 2018. Adoption of the solvency rules are expected to change both the recognized regulatory and required regulatory capital and according to indications existing today, is expected to result in a significant decline in the ratio between recognized capital and required capital of Clal Insurance compared to capital ratios calculated according to capital ratio requirements currently in effect, and is expected to adversely affect the ability of Clal Insurance and Clal Insurance Enterprises to distribute dividends upon such adoption. However, as a rule, the capital requirements under the solvency rule are intended to serve as a capital cushion against more serious events, with a lower loss probability than the capital requirements under current rules. In May 2015, the Board of Directors of Clal Insurance Enterprises and the Board of Directors of Clal Insurance directed its management team and the Risk Management Committee, which also functions as the Solvency Committee (“Committee”), to examine measures Clal Insurance may be able to employ to improve its capital ratio, in accordance with the new solvency rules and to recommend a course of action to the Board of Directors, including in relation to business adjustments and/or financial transactions related to Clal Insurance’s capital, its breakdown, and/or its responsibilities. The Committee and Management have begun this examination, and during the first stage, recommended that the Board of Directors issue secondary capital instruments. The Committee will continue to examine other measures in an effort to prepare the company for possible adoption of these proposed capital requirements, and related measures. Clal Insurance has calculated its capital ratio using results as of December 31, 2014 (“Calculation Date”) and based on the IQIS4 rules and has determined that it would be in compliance, as of the Calculation Date, with the proposed capital requirements, in the context of the transitional provisions, even before taking pro forma account of the positive impact on the capital ratio provided by the subsequent issuance of subordinated notes. The related calculations were submitted to the Insurance Commissioner on August 31, 2015. The Insurance Commissioner has not yet published binding provisions for adoption, and there is uncertainty regarding the details of the final provisions. Clal Insurance will continue to monitor the quantitative aspects of the proposed solvency rules towards final adoption, in an effort to anticipate requisite controls and capital requirements. On March 14, 2016, “IQIS Provisions for 2015” (“Draft”) was published in preparation for the adoption of Solvency II. Insurance companies are required to submit an additional quantitative evaluation survey on the basis of December 2015 results (“IQIS5”), by June 30, 2016. The Draft was issued by reference to the European legislation adapted for requirements of the local market and that goes beyond provisions for quantitative evaluation surveys previously issued. The main changes relate to establishing risk-free interest curves, through extrapolation to the ultimate forward rate point, the components of recognized capital, capital requirements less investments in infrastructure (capital and debt), adjusting capital requirements for management companies, and updating the formula for calculating capital requirements for risk premiums and reserves for general insurance. Clal Insurance is unable to assess the overall impact of the changes based on the provisions in the Draft to carry out a further quantitative evaluation survey, and will carry out an assessment of the current capital status, when the binding provisions will be finalized. According to the Draft, the IQIS5 calculation will be a factor in assessing preparedness of insurance companies and to the implementation and scope of the final provisions to be adopted.

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

The minimum capital required of Clal Insurance has been reduced, with approval of the Insurance Commissioner, by 35% of the original difference attributed to the managing companies and provident funds under its control. However, when calculating the amount of dividends permitted for distribution, this difference will be added at level of the capital structure. In September 2013, the Insurance Commissioner notified Clal Insurance that the deducted amount to be added back to the minimum capital required, will be after a deduction for a tax reserve accrued by Clal Insurance following the acquisition of provident fund operations. The approval of the Insurance Commissioner, as noted above, will be canceled with adoption of capital requirements under the Directive that will replace the Capital Regulations. In March 2013, Clal Insurance received a letter from the Insurance Commissioner regarding the determination of credit ratings according to an internal model used by Clal Insurance (“internal model”), to be applied as a risk rating methodology for a subject insured, according to conditions of the relevant sector. The Insurance Commissioner authorized Clal Insurance to allocate capital for adjusted loans, ranked according to its internal model and with reference to the rates specified in the Capital Regulations. If there is an external rating available, the capital allocation will be made using the lower of the available ratings. The letter also requires Clal Insurance to submit immediate and periodic reports as specified regarding these activities that make the specified transactions subject to review by the Commissioner of Insurance. As a result of its compliance with the provisions of the letter, Clal Insurance’s capital requirements were reduced by NIS 69 million, as at the end of the reporting period. Permit Issued by the Insurance Commissioner to the Former Controlling Shareholders of IDBH to Retain Control of Clal Insurance Enterprises and Consolidated Institutional Entity. On May 8, 2014, legal counsel for the former controlling shareholders of IDBD (Ganden, Manor, and Livnat Groups) was notified by the Commissioner that in the context of arrangements among the creditors of IDBH, and given that they no longer controlled the Clal Insurance Enterprises Group, the authorization previously issued by the Insurance Commissioner for control of these entities was terminated, including, with respect to Clal Insurance, Clal Credit Insurance and Clal Pension and Provident Funds. IDBH undertook to supplement (or to cause its controlled affiliates to supplement) the required equity of the insurers in compliance with the Capital Regulations, subject to the a cap of 50% of the required capital of an insurer, and that the obligation will take effect only if the insurer’s equity is determined to be negative, and such funding amount will then be equal to the amount of negative capital, up to the 50% cap. In addition, IDBH undertook to contribute to the equity of Clal Pension and Provident Funds up to the amount prescribed by the Provident Fund Regulations, for as long as IDBH is the controlling shareholder of the institutional entities. The authorization specifies conditions and imposes restrictions on the ability of a holding entity to impose liens on the equity of IDBD’s institutional entities it holds. The former controlling shareholders were also required, as long as any liens existed on their equity interest of IDBH, to ensure that Clal Insurance Enterprises complied with applicable capital requirements, such that the equity of Clal Insurance Enterprises at no time was less than the product of the holding rate of Clal Insurance Enterprises in Clal Insurance and 140% of the required minimum equity of Clal Insurance, calculated according to the Capital Regulations on September 30, 2005 (as the holding rate was linked to the CPI of September 2005).At the end of the reporting period, the required minimum capital of Clal Insurance Enterprises was NIS 2.9 billion, greater that the amount required based on the foregoing calculation. The capital requirement is calculated on the basis of the financial statements of Clal Insurance Enterprises. Following termination of the control authorization, the former controlling shareholders have questioned whether the capital requirements applicable to Clal Insurance Enterprises thereunder continue to apply.

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

Anti-Money Laundering

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

In addition, in December 2016, the bill for amending the Prohibition on Money Laundering Law (Amendment No. 19), 5766 - 2016 (the “Amendment”) was published and was yet to be approved. The Amendment includes changes which expand the list of cases included pursuant to the law, and also sets the right of the Authority for the Prohibition of Money Laundering to transfer information to the Commissioner of Insurance.

In February 2018, the Management of Money Laundering and Financing of Terror Risks in financial institutions circular was published (the “Money Laundering Risk Management Circular”), which extends and imposes additional obligations on institutional entities which are not included in the Prohibition on Money Laundering Order.

The Money Laundering Risk Management Circular

The main purpose of the Money Laundering Risk Management’s Circular is to establish directives regarding the implementation of orderly processes for the identification and assessment of the risks of money laundering and the financing of terrorism and the taking of measures for their management and amortization, including the guidelines regarding the adoption of a money laundering and terror financing risk management policy for the approval of the Board of Directors; Formulating a risk assessment document in which the money laundering and terrorist financing risks in the institutional body will be identified and evaluated; Implementation of measures to reduce the risk of money laundering and the financing of terrorism; And those responsible for fulfilling the obligations of the prohibition of money laundering and the prevention of terrorism in an institutional entity.

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

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and associated companies

The following table includes a description of our direct subsidiaries and associated companies as of June 30, 2019:

Subsidiaries	Effective Ownership and Voting Power Percentage	Property/Activity
Agro-Uranga S.A	35.72%	Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.
Uranga Trading S.A	35.72%	Uranga Trading S.A. is committed to facilitate and optimally manage the trade of grains of the highest quality, locally and internationally.
Brasilagro Companhia Brasileira de Propiedades Agr’colas	43.29% (1)	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.
Agropecuaria Santa Cruz S.A. (formerly known as Doneldon S.A.)	100%
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

Amauta Agro S.A. (formerly known as FyO Trading S.A.)	50.48% (2)
Amauta Agro S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

FyO Acopio S.A. (formerly known as Granos Olavarria S.A.)	50.48% (2)	FyO Acopio S.A. is principally engaged to the warehousing of cereals and brokering of grains.
Helmir S.A.	100%
Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima	62.35% (1) (3)	It is a leading Argentine company devoted to the development and management of real estate.
IRSA Propiedades Comerciales S.A.	1.47%	It is one of the largest owners, developers and operators of shopping malls, offices and other commercial properties in Argentina in terms of gross leasable area and number of rental properties.
Sociedad Anónima Carnes Pampeanas S.A.	100% (3)	Sociedad Anónima Carnes Pampeanas, a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

(1) Excludes effect of treasury stock.
(2) Includes Futuros y Opciones.Com S.A.’s interest.
(3) Includes Helmir’s interest.

D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Agricultural Properties

As of June 30, 2019, we owned, together with our subsidiaries, 23 farmlands, which have a total surface area of 599,615 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

Owned Farmlands as of June 30,2019
	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net Book Value (Ps. Millions)(1)
1	El Recreo	Catamarca	Argentina	12,395	May ’95	Natural woodlands	7
2	Los Pozos	Salta	Argentina	239,639	May ’95	Cattle/ Agriculture/ Natural woodlands	1,299
3	San Nicolás/Las Playas	Santa Fe/Córdoba	Argentina	2,965	May ‘97	Agriculture/ Dairy	177
4	La Gramilla/ Santa Bárbara	San Luis	Argentina	7,072	Nov ‘97	Agriculture Under irrigation	667
5	La Suiza	Chaco	Argentina	26,371	Jun ‘98	Agriculture/ Cattle	433
6	El Tigre	La Pampa	Argentina	8,360	Apr ‘03	Agriculture/ Dairy	421
7	San Pedro	Entre Rios	Argentina	6,022	Sep ‘05	Agriculture	611
8	8 De Julio/ Estancia Carmen	Santa Cruz	Argentina	100,911	May ‘07/ Sep ‘08	Sheep	103
9	Administración Cactus	San Luis	Argentina	171	Dec ‘97	Natural woodlands	5
10	Las Vertientes	Cordoba	Argentina	4	-	Silo	2
11/12/13	Las Londras/San Rafael/ La Primavera	Santa Cruz	Bolivia	9,875	Nov-08/Jan-11	Agriculture	1,043
14	Finca Mendoza	Mendoza	Argentina	674	Mar ‘11	Natural woodlands	60
15	Establecimiento Mendoza	Mendoza	Argentina	9	Nov’03	Natural woodlands	-
16	Marangatú/Udra (2) (3)	Mariscal Estigarribia	Paraguay	17,566	Feb-09	Agriculture /Natural Woodlands	1,823
17/23	Brasilagro(2) (3)		Brazil	167,580		Agriculture/ Forestry/Cattle	4,027
Subtotal				599,614			10,679

(1)  Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)  Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.
(3)  See the section “Overview of Brasilagro’s Properties”.

Overview of Brasilagro’s Properties

As of June 30, 2019, we owned, together with our subsidiaries, 8 farmlands, which have a total surface area of 185,147 hectares, acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total Area		Net Book Value
Properties	Place	(ha)	Use	(Ps. Millions)
Jatobá Farmland	Jaborandi/BA	18,073	Agriculture	377
Alto Taquari Farmland	Alto Taquari/MT	5,291	Agriculture	391
Araucária Farmland	Mineiros/GO	5,534	Agriculture	496
Chaparral Farmland	Correntina/BA	37,182	Agriculture	976
Nova Buriti Farmland	Januária/MG	24,211	Forestry	260
Preferência Farmland	Barreiras/BA	17,799	Cattle	304
São José Farmland	Maranhão/MA	17,566	Agriculture	1,223
Marangatu/ Udra Farmlands	Boqueron Paraguai	59,490	Agriculture	1,823
Total Brazil		185,146		5,850

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

The following table sets forth certain information about our properties for the Operation Center in Argentina as of June 30, 2019:

Property (6)	Date of Acquisition	Leasable/ Sale m2 / Rooms	Location	Net Book Value Ps.(2)	Use	Occupancy rate (7)
República Building (3)	Apr-08	19,885	City of Buenos Aires	3,926	Office Rental	95.2%
Bankboston Tower (3)	Aug-07	14,865	City of Buenos Aires	2,960	Office Rental	93.5%
Bouchard 551	Mar-07	-	City of Buenos Aires	143	Office Rental	-
Intercontinental Plaza Building (3)	Nov-97	2,979	City of Buenos Aires	205	Office Rental	100%
Bouchard 710 (3)	Jun-05	15,014	City of Buenos Aires	2,773	Office Rental	100%
Dot Building (3)	Nov-06	11,242	City of Buenos Aires	1,857	Office Rental	100%
Zetta Building	Jun-19	32,173	City of Buenos Aires	5,384	Office Rental	97.5%
Suipacha 664	Nov-91	11,465	City of Buenos Aires	683	Office Rental	44.60%
Phillips Building	Jun-17	7,755	City of Buenos Aires	1,202	Office Rental	45.70%
Santa Mar’a del Plata	Oct-97	116,100	City of Buenos Aires	698	Other Rentals	25.9%
DirecTV Arena (3)	Feb-18	-	Province of Buenos Aires, Argentina	0	Other Rentals	N/A
San Mart’n plot (ex Nobleza Picardo)	May-11	109,610	Province of Buenos Aires, Argentina	1,715	Other Rentals	78.4%
Other Properties(5)	N/A	12,292	City and Province of Buenos Aires	3,073	Mainly Rental offices and properties under development	N/A
Abasto Shopping(3)	Nov-99	36,802	City of Buenos Aires, Argentina	5,333	Shopping Mall	98.7%
Alto Palermo Shopping(3)	Dec-97	18,637	City of Buenos Aires, Argentina	6,584	Shopping Mall	99.1%
Alto Avellaneda(3)	Dec-97	37,958	Province of Buenos Aires, Argentina	3,553	Shopping Mall	98.6%
Alcorta Shopping(3)(12)	Jun-97	15,725	City of Buenos Aires, Argentina	3,178	Shopping Mall	97.9%
Patio Bullrich(3)	Oct-98	11,396	City of Buenos Aires, Argentina	1,593	Shopping Mall	93.5%
Alto Noa(3)	Nov-95	19,311	City of Salta, Argentina	745	Shopping Mall	99.5%
Mendoza Plaza(3)	Dec-94	42,876	Mendoza, Argentina	1,413	Shopping Mall	97.3%
Alto Rosario (3)	Dec-04	33,534	Santa Fe, Argentina	2,784	Shopping Mall	99.6%
Córdoba Shopping –Villa Cabrera(3)(11)	Dec-06	15,361	City of Córdoba, Argentina	919	Shopping Mall	99.3%
Dot Baires Shopping(3)	May-09	48,827	City of Buenos Aires, Argentina	4,614	Shopping Mall	74.5%
Soleil Premium Outlet(3)	Jul-10	15,158	Province of Buenos Aires, Argentina	1,424	Shopping Mall	99%
La Ribera Shopping(3)	Aug-11	10,530	Santa Fe, Argentina	228	Shopping Mall	94.6%
Distrito Arcos (3)	Dec-14	14,335	City of Buenos Aires, Argentina	1,122	Shopping Mall	99.4%%
Alto Comahue(3)	Mar-15	11,700	Neuquén, Argentina	1,162	Shopping Mall	96.2%
Patio Olmos(3)	Sep-97	-	City of Córdoba, Argentina	408	Shopping Mall	N/A
Caballito Plot of Land (3)	Nov-97	-	City of Buenos Aires	1,557	Land Reserve	N/A
La Malter’a	Jul-18	-	Province of Buenos Aires, Argentina	1,020	Land Reserve	N/A
Santa Mar’a del Plata	Oct-97	116,100	City of Buenos Aires	8,661	Other Rentals	25.9%
Catalinas Norte	May-10	-	City of Buenos Aires	3,642	Other Rentals	N/A
Luján plot of land(3)	May-08	1,160,000	Province of Buenos Aires, Argentina	446	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	1,164	Land Reserve	N/A
Intercontinental Hotel (7) (12)	Nov-97	313	City of Buenos Aires	505	Hotel	75.1%
Libertador Hotel (8) (12)	Mar-98	200	City of Buenos Aires	244	Hotel	65.6%
Llao Llao Hotel (9)(10) (12)	Jun-97	205	City of Bariloche	645	Hotel	54.4%

(1) Total leasable area for each property. Excludes common areas and parking spaces.
(2) Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances for our Hotels (considering inflation adjustment). The remaining properties are valued at fair value.
(3) Through IRSA CP.
(4) Includes the following land reserves: Pontevedra plot; Mariano Acosta Plot, San Luis Plot, Pilar plot and Merlo plot (through IRSA) and Intercontinental Plot, Annexed to Dot Plot, Mendoza Plot, Mendoza 2.992 East Av. Plot, Puerto Retiro plot and La Plata plot (through IRSA CP).
(5) Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102, 3103 y 3105, Madero 1020, La Adela, Paseo del Sol, Libertador 498, Detroit properties, PH office park and UTE EH.
(6) Percentage of occupation of each property. Land reserves are assets that the company keeps in the portfolio for future developments.
(7) Through Nuevas Fronteras S.A.
(8) Through Hoteles Argentinos S.A.
(9) Through Llao Llao Resorts S.A.
(10) Includes “Terreno Bariloche.”
(11) The cinema building located at Córdoba Shopping – Villa Cabrera is included in Investment Properties, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. The total amount of the loan outstanding was Ps.82.3 million as of June 30, 2019. Includes “Ocampo parking spaces”
(12) Express in number of rooms.

The following table sets forth certain information about our properties for the Operations Center in Israel as of June 30, 2019:

Property	Date of acquisition	Location	Net Book Value	Use
Tivoli	oct-15	United States	9,107	Rental properties
Kiryat Ono Mall	oct-15	Israel	5,967	Rental properties
Shopping Center Modi’in A	oct-15	Israel	2,709	Rental properties
HSBC Building	oct-15	United States	39,779	Rental properties
Matam park - Haifa	oct-15	Israel	21,504	Rental properties
Holon	jan-16	Israel	3,052	Rental properties
Herzeliya North	oct-15	Israel	14,696	Rental properties
Gav-Yam Center - Herzeliya	oct-15	Israel	8,199	Rental properties
Neyar Hadera Modi’in	oct-15	Israel	2,501	Rental properties
Gav yam park - Beer Sheva	oct-15	Israel	3,949	Rental properties
Others	oct-15	Israel	38,882	Rental properties
Tivoli	oct-15	United States	1,385	Undeveloped parcels of land
Others	oct-15	Israel	3,986	Undeveloped parcels of land
Tivoli	oct-15	United States	871	Properties under development
Ispro Planet – Beer Sheva – Phase 2	oct-15	Israel	381	Properties under development
Others	oct-15	Israel	2,173	Properties under development
Total			159,141

Insurance

Agricultural Business

We carry insurance policies with insurance companies that we consider financially sound. We employ insurance for our farming facilities and industrial properties, which covers property damage, negligence liability, fire, falls, collapse, lightning and gas explosion, electrical and water damages, theft, and business interruption. Such insurance policies have specifications, limits and deductibles, which we believe, are customary. Nevertheless, they do not cover damages to our crops. We carry directors and officer’s insurance covering management’s civil liability, as well as legally mandated insurance, including employee personal injury. We also provide life or disability insurance for our employees as benefits.

We believe our insurance policies are adequate to protect us against the risks for which we are covered. Nevertheless, some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured	Book Value
		(in millions of Ps.)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	1,935	4,150
Vehicles	Theft, fire and civil and third parties liability	53	40

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

This item is not applicable.

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

General

We prepare our Audited Consolidated Financial Statements in pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

Historically, we measured the value of our portfolio of investment properties at cost. Our Board of Directors resolved to change our accounting policy for measuring the value of our investment properties from the cost model to the fair value model, as permitted under IAS 40. Accordingly, we retroactively recast our previously issued audited consolidated financial statements as of June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 as required by IAS 40 and IAS 8. We have furnished to the SEC such consolidated financial statements as recast in a report on Form 6-K filed on May 26, 2017.

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this annual report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this annual report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period (June 30, 2019). See “Risk Factors—Risks Relating to Argentina—As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operation and financial condition.”

Revenue Recognition

We identify contracts with customers and evaluates the goods and services committed therein to determine performance obligations and their classification between performance obligations that are satisfied at a given time or over time.

Revenue from satisfaction of performance obligations at a given time is recognized when the client obtains control of the committed asset or service considering whether there is a right to collection, if the client has the physical possession, if the client has the legal right and if they have the transferred the risks and benefits.

Additionally and in accordance with IFRS 15, we recognize revenues over time from the sales of real estate developments in which there is no alternative use for the asset and the Group has the right to demand payment of the contract. When these conditions are not met, the income is recognized at the time of delivery or deed (see detail in Note 2.2).

Revenue from satisfaction of performance obligations over time for real estate developments is recognized by measuring progress towards compliance with the obligation when it can be measured reliably. For this measurement, the Group uses the cost method, that is, the effort consumed by the entity and determines the percentage of progress based on the estimate of the total development costs.

Revenue are recognized at the probable value of the consideration to which it will be entitled in exchange for transferring the products or services to the customer which is not expected to suffer significant changes.

Agricultural and agricultural-related activities:

Revenue from our agricultural activities comes primarily from sales of agricultural produce and biological assets, from provision of services related to the activity and from leases of farmlands.

We recognize revenue on product sales when the agricultural produce or biological assets are delivered and the customers take ownership and assume risk of loss, which is when the products are received by the customer at its or a designated location or collected directly by the customer, collection is reasonably assured and the selling price is fixed or determinable. Net sales of products represent the invoiced value of goods, net of trade discounts and allowances, if any.

We also provides agricultural-related (including but not limited to watering and feedlot services) and brokerage services to third parties. Revenue from services are recognized when services are effective rendered.

We also leases land to third parties under operating lease agreements. Lease income is recognized on a straight-line basis over the period of the lease.

Urban properties and Investment activities:

· Rental and services - Shopping malls portfolio

Revenues derived from business activities developed in the Company’s shopping malls mainly include rental income under operating leases, admission rights, commissions and revenue from several complementary services provided to the Group’s lessees.

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

The Company’s lease contracts also provide that common area maintenance charges and collective promotion funds of the Group’s shopping malls are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all expenses necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. We make the original payment for such expenses, which are then reimbursed by the lessees. We consider that it acts as a principal in these cases. Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

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

A substantial portion of the Company’s leases requires the tenant to reimburse the Company for a substantial portion of operating expenses, usually a proportionate share of the allocable operating expenses. Such property operating expenses include necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. We manage its own rental properties. We make the original payment for these expenses, which are then reimbursed by the lessees. We consider that it acts as a principal in these cases. We accrue reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

· Revenue from communication services and sale of communication equipment

Revenue derived from the use of the Company’s communication networks, including mobile phones, Internet services, international calls, fixed line calls, interconnection rates and roaming service rates and television, are recognized when the service is provided, proportionally to the extent the transaction has been realized, and provided all other criteria have been met for revenue recognition.

Revenue from the sale of mobile phone cards is initially recognized as deferred revenue and then recognized as revenue as they are used or upon expiration, whichever takes place earlier.

A transaction involving the sale of equipment to a final user normally also involves a service sale transaction. In general, this type of sale is performed without a contractual obligation by the client to consume telephone services for a minimum amount over a predetermined period. As a result, the Company records the sale of equipment separately of the performance obligations and recognizes revenue pursuant to the transaction value upon delivery of the equipment to the client. Revenue from telephone services is recognized and accounted for as they are provided over time. When the client is bound to make a minimum consumption of services during a predefined period, the contract formalizes a transaction of several elements and, therefore, revenue from the sale of equipment is recorded at an amount that should not exceed its fair value, and is recognized upon delivery of the equipment to the client and provided the criteria for recognition are met. The Company ascertains the fair value of individual elements, based on the price at which it is normally sold, after taking into account the relevant discounts.

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

Revenues from supermarkets have been recognized in discontinued operations

General

We prepare our Audited Consolidated Financial Statements in pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

Historically, we measured the value of our portfolio of investment properties at cost. Our Board of Directors resolved to change our accounting policy for measuring the value of our investment properties from the cost model to the fair value model, as permitted under IAS 40. Accordingly, we retroactively recast our previously issued audited consolidated financial statements as of June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 as required by IAS 40 and IAS 8. We have furnished to the SEC such consolidated financial statements as recast in a report on Form 6-K filed on May 26, 2017.

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this annual report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this annual report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period (June 30, 2019). See “Risk Factors—Risks Relating to Argentina—As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operation and financial condition.”

Effects of the global macroeconomic factors

Most of our assets are located in Argentina, where we conduct our operations, and in Israel and Brazil. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in that countries.

The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar, and the appreciation (depreciation) of the NIS against the U.S. dollar for the indicated periods (inter-annual information—which is the 12 month period preceding the dates presented—is presented to conform to our fiscal year periods).

	Fiscal year ended June 30,
	2019	2018	2017
	(inter-annual data)
GDP (1)	(3.7)%	2.0%	(0.6)%
Inflation (IPIM)(2)	60.8%	44.1%	14.2%
Inflation (CPI)	55.8%	29.5%	21.9%
Depreciation of the Peso against the U.S. dollar	(47.1)%	(73.7)%	(10.6)%
Average exchange rate per US$1.00(3)	Ps.42.3630	Ps.28.8000	Ps.16.5800
Appreciation/ (depreciation) of the NIS against the U.S. Dollar	2.4%	(4.8)%	9.6%

(1) Represents inter annual growth of the last twelve months GDP average at constant prices (2004).
(2)  IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)  Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30, 2019. As of October 30, 2019, the exchange rate was 59.7200 per U.S. Dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP decreased 3.7% during our 2019 fiscal year, compared to an increase of 2.0% in our fiscal year 2018. Shopping mall sales grew 28.4% in the fiscal 2019 compared to fiscal 2018. As of June 30, 2019, the unemployment rate was at 10.6% of the country’s economically active population compared to 9.6% as of June 30, 2018.

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

	Consumer price index	Wholes aleprice index
	(inter-annual data)
Fiscal Year ended June 30,
2017	21.9%	14.2%
2018	29.5%	44.1%
2019	55.8%	60.8%

The current structure of Company’s lease contracts for shopping malls generally includes provisions that provide for payment of variable rent, which is a percentage of of the Company’s shopping mall tenants sales. Therefore, the projected cash flows for these properties generally are highly correlated with GDP growth and consumption power.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described below. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 10% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 10% and 15%on a semi-annually and cumulative basis from the seventh (7th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Item 4. Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales.In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact in the fair market value of our shopping malls as measured in Argentine pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Argentine peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in pesos.

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

In 2019, the Passover holiday takes place at the middle of April, compared to 2018 when it was at the end of March. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2019, compared to last year.

The Passover holiday in the second quarter of 2019 had a bigger effect on Shufersal’s results than in the corresponding quarter in 2018, therefore analysis of the results for the first half of the year compared to the corresponding period in 2018 better represents the changes between periods.

Effects of interest rate fluctuations

Most of our U.S. dollar-denominated debt accrues interest at a fixed rate. An increase in interest rates will result in a significant increase in our financing costs and may materially affect our financial condition or our results of operations.

In addition, a significant increase of interest rates could deteriorate the terms and conditions in which our tenants obtain financing from banks and financial institutions in the market. As a consequence of that, if they suffer liquidity problems the collection of our lease contracts could be affected by an increase in the level of delinquency

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation or depreciation of the peso against the U.S. dollar would increase our indebtedness measured in pesos and materially affect our results of operations. Foreign currency exchange restrictions imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated liabilities.

In addition, contracts for the rental of office buildings are generally stated in U.S. dollars, so a devaluation or depreciation of the peso against the U.S. dollar would increase the risk of delinquency on our lease receivables. As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically real estate transactions in Argentina are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the Peso against the U.S. dollar would increase the value of our real estate properties measured in Pesos and an appreciation of the Peso would have the opposite effect. In addition, foreign currency exchange restrictions imposed by Argentine government could prevent or restrict the access to U.S. dollars for the acquisition of real estate properties, which are denominated and transacted in U.S dollars in Argentina, that could affect our ability to sell or acquire real estate properties and could have an adverse impact in real estate prices.

For more information about the evolution of the U.S dollar / Peso exchange rate, please see the section “Exchange Rate and Exchange Controls”.

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports commissioned from independent appraisers, is recorded in our consolidated statement of comprehensive income for the fiscal year during which revaluation occurs as a net increase or decrease in the fair value of the properties. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars. For example, during the 2017 fiscal year, there was a 10.6% depreciation of the Peso from Ps.15.04 to US$1.00 as of June 30, 2016 to Ps.16.63 to US$1.00 as of June 30, 2017, during the 2018 fiscal year, there was a 73.5% depreciation of the Peso from Ps.16.63 to US$1.00 as of June 30, 2017 to Ps.28.85 to US$1.00 as of June 30, 2018 and during the 2019 fiscal year, there was a 47.2% depreciation of the Peso from Ps.28.85 to US$1.00 as of June 30, 2018 to Ps.42.46 to US$1.00 as of June 30, 2019. The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in pesos (the Company functional and presentation currency).

Our results of operations may be affected by foreign currency fluctuations and the inflation in Argentina. For more information see “—Effects of inflation” and “—Effects of foreign currency fluctuations.”

Factors Affecting Comparability of our ResultsFactors Affecting Comparability of our Results

Comparability of information

Operations Center in Israel

IDBD and DIC, our principal subsidiaries in the Operations Center in Israel, report their quarterly and annual results following Israeli regulations, whose filing deadlines fall after the filing deadlines in Argentina. In addition, IDBD and DIC fiscal year ends differ from our fiscal year end, consequently, we consolidate the results of operations from IDBD and DIC on a three-month lag basis adjusted for the effects of any significant transactions taking place within such period. As such, our consolidated statement of income for the year ended June 30, 2019 includes the results of IDBD and DIC for the 12-month period from April 1, 2018 to March 31, 2019, adjusted for the significant transactions that occurred between April 1, 2019 and June 30, 2019.

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
● Comparable market multiple (EV/GMV ratio).
● Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).
Incorrect recognition of a charge to income / (loss).
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group, such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a cla
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

Business Segment Information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM in order to monitor its performance and allocate resources. The CODM function is carried out by the President of the Group, Mr. Eduardo S. Elsztain. In addition, two segment managers have been established for resource allocation and assessment of results corresponding to the two operations centers, through executive committees in Argentina and Israel.

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

As from fiscal year 2018 the CODM monitors performance and allocates resources to the operating segments based on the operating income/loss of each business, excluding the amounts related to management fees, being such amount reviewed at an aggregate level outside each business. Additionally, the CODM reviews certain corporate expenses associated with each business in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the "Corporate" segment of each operation center. Segment information for the year 2017 has been recast for the purposes of comparability with the present year.

The "Agricultural production" segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets; agricultural services; leasing of the Group's farms to third parties; and planting, harvesting and sale of sugarcane.

In the third quarter of the fiscal year 2018, we have changed the presentation of the agricultural business segment which is monitored regularly by the CODM for a better alignment with the current business structure. The former four operating segments (crops, cattle, dairy and sugarcane) have been aggregated into a single operating segment named “Agricultural production”. Management considered for the aggregation the nature of the production processes (growing of biological assets), the methods used to distribute their products and the nature of the regulatory environment (agricultural business). Therefore this quarter four segments are considered:

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

The "Agricultural production" segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets; agricultural services; leasing of the Group's farms to third parties; and planting, harvesting and sale of sugarcane.

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

The “International” segment includes assets and operating profit or loss from business related to associates Condor (hotels) and New Lipstick (offices).

The “Others” segment includes the entertainment activities through La Arena S.A. and La Rural S.A. and the financial activities carried out by BHSA and Tarshop.

The “Corporate” segment primarily includes the expenses related to the corporate activities of the Operations Center in Argentina.

As of fiscal year 2018, the CODM monitors the performance and allocates resources to the “Offices” business as a single operating segment, while the entertainment business is now included within the "Others" operating segment. Segment information for year 2017 has been recast for the purposes of comparability with the2018 and the present year.

The CODM regularly monitors performance and allocates resources to the operating segments within this operations center based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Audited Consolidated Financial Statements, except for the following:

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

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, right to receive future units under barter agreements, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on how they are used in the operations and/or their physical location.

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

The “Supermarkets” segment Through Shufersal, reclassified to discontinued operations due to the loss of control in 2018 and presented as an associate since 2019, the Company mainly operates a supermarket chain in Israel.

The “Telecommunications” segment includes Cellcom whose main activities include the provision of mobile phone services, fixed line phone services, data and Internet and television, among others.

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

The CODM periodically reviews the results and total asset and liabilities categories, assesses performance of operating segments and allocates resources within this operations center based on a measure of profit or loss of the segment by the operating income (loss) plus the share of profit / (loss) of associates and joint ventures. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Audited Consolidated Financial Statements.

The Company consolidates results derived from its operations center in Israel with a three month lag, adjusted for the effects of significant transactions. For the fiscal year ended June 30, 2019, a full twelve-month period is consolidated, also with a three-month lag and adjusted for the effects of significant transactions.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated. Within the agricultural business, most revenue from its operating segments are generated from, and their assets are located in Argentina and Brazil. Within the urban properties and investment business, the Operations Center in Argentina, has most its revenue from its operating segments derived from, and their assets are located in, Argentina, except for the share of profit / (loss) of associates included in the “International” segment located in USA. In the operations center in Israel, also within the urban properties and investment business, most revenue from its operating segments is derived from and their assets are located in Israel, except for certain earnings from the Real Estate segment which are generated from activities outside Israel, mainly in USA. For the agricultural business and the urban properties and investments business from the operations center in Argentina, the assets categories reviewed by the CODM are investment properties, property, plant and equipment, investment in joint ventures and associates and other reportable assets (goodwill and trading properties, inventories, biological assets and right to receive future units under barter agreements). The aggregate of these assets, classified by operating segment, are disclosed as “segment assets”. Assets are allocated to each segment based on the operations and/or their physical location.

Below is a summarized analysis of the operating segments of the Company for the year ended June 30, 2019:

		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
	(in million of Ps.)
Revenues	13,249	10,534	56,722	67,256	80,505	(65)	-	2,593	(368)	82,665
Costs	(11,309)	(2,240)	(37,127)	(39,367)	(50,676)	47	-	(2,697)	136	(53,190)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,424	-	-	-	1,424	-	-	-	189	1,613
Changes in the net realizable value of agricultural products after harvest	(30)	-	-	-	(30)	-	-	-	-	(30)
Gross profit / (loss)	3,334	8,294	19,595	27,889	31,223	(18)	-	(104)	(43)	31,058
Gain from disposal of farmlands	465	-	-	-	465	-	-	-	-	465
Net gain from fair value adjustment of investment properties	-	(27,621)	3,416	(24,205)	(24,205)	587	-	-	-	(23,618)
General and administrative expenses	(1,067)	(1,867)	(5,886)	(7,753)	(8,820)	11	-	-	39	(8,770)
Selling expenses	(1,114)	(759)	(7,963)	(8,722)	(9,836)	5	-	-	8	(9,823)
Other operating results, net	574	(437)	519	82	656	131	-	104	(10)	881
Management fees	-	-	-	-	-	-	-	-	-	-
Profit / (loss) from operations	2,192	(22,390)	9,681	(12,709)	(10,517)	716	-	-	(6)	(9,807)
Share of profit / (loss) of associates and joint ventures	7	(4,326)	43	(4,283)	(4,276)	(703)	-	-	-	(4,979)
Segment profit / (loss)	2,199	(26,716)	9,724	(16,992)	(14,793)	13	-	-	(6)	(14,786)
							-
Reportable assets	24,207	78,166	374,723	452,889	477,096	(415)	-	-	31,308	507,989
Reportable liabilities	-	-	(322,561)	(322,561)	(322,561)	-	-	-	(96,428)	(418,989)
Net reportable assets	24,207	78,166	52,162	130,328	154,535	(415)	-	-	(65,120)	89,000

Below is a summarized analysis of the operating segments of the Company for the year ended June 30, 2018:

		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
	(in million of Ps.)
Revenues	10,681	9,706	46,138	55,844	66,525	(77)	-	3,069	(231)	69,286
Costs	(9,163)	(1,975)	(29,624)	(31,599)	(40,762)	48	-	(3,110)	106	(43,718)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,070	-	-	-	1,070	3	-	-	98	1,171
Changes in the net realizable value of agricultural products after harvest	372	-	-	-	372	-	-	-	-	372
Gross profit / (loss)	2,960	7,731	16,514	24,245	27,205	(26)	-	(41)	(27)	27,111
Net gain from fair value adjustment of investment properties	151	13,860	3,575	17,435	17,586	(737)	-	-	-	16,849
Gain from disposal of farmlands	1,159	-	-	-	1,159	-	-	-	-	1,159
General and administrative expenses	(967)	(1,634)	(5,299)	(6,933)	(7,900)	28	-	-	23	(7,849)
Selling expenses	(1,138)	(788)	(7,506)	(8,294)	(9,432)	11	-	-	9	(9,412)
Other operating results, net	1,079	(29)	1,494	1,465	2,544	24	-	40	4	2,612
Management fees	-	-	-	-	-	-	-	(1,019)	-	(1,019)
Profit / (loss) from operations	3,244	19,140	8,778	27,918	31,162	(700)	-	(1,020)	9	29,451
Share of profit / (loss) of associates and joint ventures	26	(2,957)	(173)	(3,130)	(3,104)	812	-	-	-	(2,292)
Segment profit / (loss)	3,270	16,183	8,605	24,788	28,058	112	-	(1,020)	9	27,159

Reportable assets	21,518	106,953	394,376	501,329	522,847	413	-	-	34,414	557,674
Reportable liabilities	-	-	(335,186)	(335,186)	(335,186)	-	-	-	(99,027)	(434,213)
Net reportable assets	21,518	106,953	59,190	166,143	187,661	413	-	-	(64,613)	123,461

Below is a summarized analysis of the operating segments of the Company for the year ended June 30, 2017:

		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
	(in million of Ps.)
Revenues	8,522	9,728	46,762	56,490	65,012	(162)	-	3,287	(230)	67,907
Costs	(7,474)	(2,107)	(29,965)	(32,072)	(39,546)	103	-	(3,343)	157	(42,629)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	111	-	-	-	111	16	-	-	50	177
Changes in the net realizable value of agricultural products after harvest	(252)	-	-	-	(252)	-	-	-	-	(252)
Gross profit / (loss)	907	7,621	16,797	24,418	25,325	(43)	-	(56)	(23)	25,203
Net gain from fair value adjustment of investment properties	673	(3,649)	779	(2,870)	(2,197)	(671)	-	-	-	(2,868)
Loss from disposal of farmlands	441	-	-	-	441	-	-	-	-	441
General and administrative expenses	(917)	(1,510)	(5,583)	(7,093)	(8,010)	14	-	-	16	(7,980)
Selling expenses	(1,120)	(769)	(8,051)	(8,820)	(9,940)	14	-	-	8	(9,918)
Other operating results, net	347	(679)	(8)	(687)	(340)	(20)	-	56	6	(298)
Management fees	-	-	-	-	-	-	-	(433)	-	(433)
Profit / (loss) from operations	331	1,014	3,934	4,948	5,279	(706)	-	(433)	7	4,147
Share of (loss) / profit of associates and joint ventures	8	(965)	38	(927)	(919)	121	-	-	-	(798)
Segment profit / (loss)	339	49	3,972	4,021	4,360	(585)	-	(433)	7	3,349

Reportable assets	17,315	94,307	361,249	455,556	472,871	(1,780)	-	-	22,396	493,487
Reportable liabilities	-	-	(312,667)	(312,667)	(312,667)	-	-	-	(75,287)	(387,954)
Net reportable assets	17,315	94,307	48,582	142,889	160,204	(1,780)	-	-	(52,891)	105,533

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Corresponds to Shufersal’s deconsolidation, the Company lost control in June 2018.
(iii)
Includes Ps.(104) million, Ps.(41) million and Ps.(56) million corresponding to Expenses and FPC and Ps.0 million, Ps.(1,019) million and Ps.(433) million to management fees, as of June 30, 2019, 2018 and 2017, respectively.
(iv)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps.6,058 million, Ps.3,815 million and Ps.112 million, as of June 30, 2019, 2018 and 2017, respectively.

Agriculture line of business:

The following tables present the operating segments by products and services within the agriculture line of business:

	June 30, 2019
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(in million of Ps.)
Revenues	7,687	-	-	5,562	13,249
Costs	(6,622)	(17)	-	(4,670)	(11,309)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,420	-	-	4	1,424
Changes in the net realizable value of agricultural products after harvest	(30)	-	-	-	(30)
Gross profit / (loss)	2,455	(17)	-	896	3,334
Gain from disposal of farmlands	-	465	-	-	465
General and administrative expenses	(671)	(2)	(192)	(202)	(1,067)
Selling expenses	(639)	(1)	-	(474)	(1,114)
Other operating results, net	470	1	-	103	574
Management fees	-	-	-	-	-
Profit / (loss) from operations	1,615	446	(192)	323	2,192
Share of profit / (loss) of associates	39	-	-	(32)	7
Segment profit / (loss)	1,654	446	(192)	291	2,199
	-
Investment properties	1,843	-	-	-	1,843
Property, plant and equipment	14,147	104	-	537	14,788
Investments in associates	274	-	-	16	290
Other reportable assets	5,928	-	-	1,358	7,286
Reportable assets	22,192	104	-	1,911	24,207

From all of the revenues corresponding to Agricultural Business, Ps.8,872 million are originated in Argentina and Ps.4,377 million in other countries, principally in Brazil for Ps.4,057 million.

From all of the assets included in the segment corresponding to Agricultural Business, Ps.9,630 million are located in Argentina and Ps.14,576 million in other countries, principally in Brazil for Ps.13,276 million.

	June 30, 2018
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(in million of Ps.)
Revenues	6,275	-	-	4,406	10,681
Costs	(5,169)	(25)	-	(3,969)	(9,163)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,076	-	-	(6)	1,070
Changes in the net realizable value of agricultural products after harvest	372	-	-	-	372
Gross profit / (loss)	2,554	(25)	-	431	2,960
Net gain from fair value adjustment of investment properties	-	151	-	-	151
Gain from disposal of farmlands	-	1,159	-	-	1,159
General and administrative expenses	(615)	(2)	(157)	(193)	(967)
Selling expenses	(836)	-	-	(302)	(1,138)
Other operating results, net	125	881	-	73	1,079
Management fees	-	-	-	-	-
Profit / (Loss) from operations	1,228	2,164	(157)	9	3,244
Share of profit / (loss) of associates	28	-	-	(2)	26
Segment profit / (loss)	1,256	2,164	(157)	7	3,270

Investment properties	1,436	-	-	-	1,436
Property, plant and equipment	13,728	92	-	423	14,243
Investments in associates	220	-	-	64	284
Other reportable assets	4,948	-	-	607	5,555
Reportable assets	20,332	92	-	1,094	21,518

From all of the revenues corresponding to Agricultural Business, Ps.7,902 million are originated in Argentina and Ps.2,779 million in other countries, principally in Brazil for Ps.2,530 million.

From all of the assets included in the segment corresponding to Agricultural Business, Ps.8,210 million are located in Argentina and Ps.13,308 million in other countries, principally in Brazil for Ps.11,984 million.

	June 30, 2017
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(in million of Ps.)
Revenues	4,705	-	-	3,817	8,522
Costs	(3,968)	(34)	-	(3,472)	(7,474)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	109	-	-	2	111
Changes in the net realizable value of agricultural products after harvest	(252)	-	-	-	(252)
Gross profit / (loss)	594	(34)	-	347	907
Net gain from fair value adjustment of investment properties	-	673	-	-	673
Loss from disposal of farmlands	-	441	-	-	441
General and administrative expenses	(558)	(2)	(185)	(172)	(917)
Selling expenses	(812)	-	-	(308)	(1,120)
Other operating results, net	282	-	-	65	347
Management fees	-	-	-	-	-
Profit / (Loss) from operations	(494)	1,078	(185)	(68)	331
Share of profit / (loss) of associates	16	-	-	(8)	8
Segment profit / (loss)	(478)	1,078	(185)	(76)	339

Investment properties	614	-	-	-	614
Property, plant and equipment	11,885	64	-	394	12,343
Investments in associates	242	-	-	8	250
Other reportable assets	3,597	-	-	511	4,108
Reportable assets	16,338	64	-	913	17,315

From all of the revenues corresponding to Agricultural Business, Ps.6,723 million are originated in Argentina and Ps.1,799 million in other countries, principally in Brazil for Ps.1,494 million.

From all of the assets included in the segment corresponding to Agricultural Business, Ps.8,334 million are located in Argentina and Ps.8,981 million in other countries, principally in Brazil for Ps.6,749 million.

Urban properties and investments line of business

The following tables present the operating segments by products and services within the Operations Center in Argentina for the fiscal years ended June 30, 2019, 2018 and 2017:

	June 30, 2019
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of Ps.)
Revenues	5,976	1,566	783	2,066	10	-	133	10,534
Costs	(543)	(107)	(369)	(1,111)	(4)	-	(106)	(2,240)
Gross profit / (loss)	5,433	1,459	414	955	6	-	27	8,294
Net gain from fair value adjustment of investment properties	(28,394)	535	496	-	4	-	(262)	(27,621)
General and administrative expenses	(661)	(145)	(182)	(344)	(93)	(363)	(79)	(1,867)
Selling expenses	(371)	(69)	(83)	(221)	-	-	(15)	(759)
Other operating results, net	(57)	(23)	(208)	80	(9)	-	(220)	(437)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	(24,050)	1,757	437	470	(92)	(363)	(549)	(22,390)
Share of profit / (loss) of associates and joint ventures	-	-	(26)	-	(2,574)	-	(1,726)	(4,326)
Segment profit / (loss)	(24,050)	1,757	411	470	(2,666)	(363)	(2,275)	(26,716)

Investment and trading properties	35,057	21,992	19,435	-	63	-	743	77,290
Property, plant and equipment	182	95	-	1,416	126	-	-	1,819
Investment in associates and joint ventures	-	-	310	-	(5,053)	-	3,425	(1,318)
Other reportable assets	79	86	129	18	-	-	63	375
Reportable assets	35,318	22,173	19,874	1,434	(4,864)	-	4,231	78,166

From all the revenues corresponding to the Operations Center in Argentina, Ps.10,189 million are originated in Argentina, Ps.335 million in Uruguay and Ps.10 million in the U.S. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps.82,638 million are located in Argentina and Ps.(4,580) million in other countries, principally in USA for Ps.(4,864) million and Uruguay for Ps.284 million.

	June 30, 2018
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of Ps.)
Revenues	6,822	932	210	1,711	-	-	31	9,706
Costs	(580)	(87)	(104)	(1,170)	-	-	(34)	(1,975)
Gross profit	6,242	845	106	541	-	-	(3)	7,731
Net gain from fair value adjustment of investment properties	4,384	4,088	5,134	-	-	-	254	13,860
General and administrative expenses	(597)	(152)	(138)	(341)	(82)	(269)	(55)	(1,634)
Selling expenses	(425)	(100)	(40)	(218)	-	-	(5)	(788)
Other operating results, net	(65)	(16)	96	(28)	(40)	-	24	(29)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	9,539	4,665	5,158	(46)	(122)	(269)	215	19,140
Share of profit / (loss) of associates and joint ventures	-	-	3	-	(3,096)	-	136	(2,957)
Segment profit / (loss)	9,539	4,665	5,161	(46)	(3,218)	(269)	351	16,183

Investment and trading properties	62,959	19,691	17,608	-	-	-	933	101,191
Property, plant and equipment	149	84	-	1,494	138	-	-	1,865
Investment in associates and joint ventures	-	-	313	-	(2,707)	-	5,773	3,379
Other reportable assets	89	86	132	19	-	-	192	518
Reportable assets	63,197	19,861	18,053	1,513	(2,569)	-	6,898	106,953

From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps.109,244 million are located in Argentina and Ps.(2,261) million in other countries, principally in USA for Ps.(2,569) million and Uruguay for Ps.308 million.

	June 30, 3017
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of Ps.)
Revenues	6,991	945	203	1,577	-	-	12	9,728
Costs	(745)	(147)	(103)	(1,104)	-	-	(8)	(2,107)
Gross profit / (loss)	6,246	798	100	473	-	-	4	7,621
Net gain from fair value adjustment of investment properties	(5,883)	1,293	290	-	-	-	651	(3,649)
General and administrative expenses	(582)	(157)	(73)	(304)	(89)	(290)	(15)	(1,510)
Selling expenses	(401)	(103)	(42)	(216)	-	-	(7)	(769)
Other operating results, net	(75)	(22)	(73)	2	(528)	-	17	(679)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	(695)	1,809	202	(45)	(617)	(290)	650	1,014
Share of profit / (loss) of associates and joint ventures	-	-	(16)	-	(352)	-	(597)	(965)
Segment profit / (loss)	(695)	1,809	186	(45)	(969)	(290)	53	49

Investment and trading properties	57,983	14,641	11,531	-	-	-	495	84,650
Property, plant and equipment	173	405	-	1,583	-	-	-	2,161
Investment in associates and joint ventures	-	-	226	-	1,293	-	5,653	7,172
Other reportable assets	92	89	93	20	-	-	30	324
Reportable assets	58,248	15,135	11,850	1,603	1,293	-	6,178	94,307

From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps.92,362 million are located in Argentina and Ps.1,676 million in other countries, principally in USA for Ps.1,293 million and Uruguay for Ps.383 million.

The following table presents the operating segments by products and services within the Operations Center in Israel for the years ended June 30, 2019, 2018 and 2017:

	June 30, 2019
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(in million of Ps.)
Revenues	15,340	-	40,236	-	-	1,146	56,722
Costs	(6,828)	-	(29,683)	-	-	(616)	(37,127)
Gross profit	8,512	-	10,553	-	-	530	19,595
Net gain from fair value adjustment of investment properties	3,416	-	-	-	-	-	3,416
General and administrative expenses	(762)	-	(3,344)	-	(740)	(1,040)	(5,886)
Selling expenses	(270)	-	(7,390)	-	-	(303)	(7,963)
Other operating results, net	-	-	278	-	-	241	519
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	10,896	-	97	-	(740)	(572)	9,681
Share of profit/ (loss) of associates and joint ventures	174	502	-	-	-	(633)	43
Segment profit / (loss)	11,070	502	97	-	(740)	(1,205)	9,724

Reportable assets	212,301	16,102	76,531	15,839	29,062	24,888	374,723
Reportable liabilities	(164,810)	-	(59,333)	-	(88,569)	(9,849)	(322,561)
Net reportable assets	47,491	16,102	17,198	15,839	(59,507)	15,039	52,162

No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, Ps.51,895 million are located in USA (Ps.54,340 million in 2018 and Ps.43,869 million in 2017), Ps.1,385 million (Ps.1,632 million in 2018 and Ps.1,546 million in 2017) in India and the remaining are located in Israel.

	June 30, 2018
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(in million of Ps.)
Revenues	10,763	-	34,332	-	-	1,043	46,138
Costs	(4,451)	-	(24,621)	-	-	(552)	(29,624)
Gross profit	6,312	-	9,711	-	-	491	16,514
Net gain from fair value adjustment of investment properties	3,575	-	-	-	-	-	3,575
General and administrative expenses	(644)	-	(3,214)	-	(597)	(844)	(5,299)
Selling expenses	(202)	-	(7,038)	-	-	(266)	(7,506)
Other operating results, net	179	-	540	-	798	(23)	1,494
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	9,220	-	(1)	-	201	(642)	8,778
Share of profit / (loss) of associates and joint ventures	233	-	-	-	-	(406)	(173)
Segment profit / (loss)	9,453	-	(1)	-	201	(1,048)	8,605

Reportable assets	208,525	20,696	77,471	19,064	33,187	35,433	394,376
Reportable liabilities	(162,110)	-	(60,369)	-	(108,847)	(3,860)	(335,186)
Net reportable assets	46,415	20,696	17,102	19,064	(75,660)	31,573	59,190

	June 30, 2017
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(in million of Ps.)
Revenues	10,480	-	35,062	-	-	1,220	46,762
Costs	(4,971)	-	(24,536)	-	-	(458)	(29,965)
Gross profit	5,509	-	10,526	-	-	762	16,797
Net gain from fair value adjustment of investment properties	779	-	-	-	-	-	779
General and administrative expenses	(636)	-	(3,499)	-	(836)	(612)	(5,583)
Selling expenses	(199)	-	(7,491)	-	-	(361)	(8,051)
Other operating results, net	70	-	238	-	(105)	(211)	(8)
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	5,523	-	(226)	-	(941)	(422)	3,934
Share of profit / (loss) of associates and joint ventures	66	-	-	-	-	(28)	38
Segment profit / (loss)	5,589	-	(226)	-	(941)	(450)	3,972

Reportable assets	142,054	64,914	54,722	17,243	28,083	54,233	361,249
Reportable liabilities	(115,624)	(52,904)	(45,163)	-	(67,154)	(31,822)	(312,667)
Net reportable assets	26,430	12,010	9,559	17,243	(39,071)	22,411	48,582

 Results of Operations for the fiscal years ended June 30, 2019 and 2018

Below is a summary of the Company´s operating segments and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2019 and 2018.

				Urban Properties and Investment business
	Operations Center in Argentina			Operations Center in Israel				Agricultural business		Subtotal			Total segment information			Joint ventures (i)			Discontinued operations (ii)			Adjustments (iii)				Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)		Total Statement of Income / Financial Position
	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
(in million of Ps.)
Revenues	13,249	10,681	2,568	10,534	9,706	828	56,722	46,138	10,584	67,256	55,844	11,412	80,505	66,525	13,980	(65)	(77)	12	-	-	-	2,593	3,069	(476)	(368)	(231)	(137)	82,665	69,286	13,379
Costs	(11,309)	(9,163)	(2,146)	(2,240)	(1,975)	(265)	(37,127)	(29,624)	(7,503)	(39,367)	(31,599)	(7,768)	(50,676)	(40,762)	(9,914)	47	48	(1)	-	-	-	(2,697)	(3,110)	413	136	106	30	(53,190)	(43,718)	(9,472)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,424	1,070	354	-	-	-	-	-	-	-	-	-	1,424	1,070	354	-	3	(3)	-	-	-	-	-	-	189	98	91	1,613	1,171	442
Changes in the net realizable value of agricultural products after harvest	(30)	372	(402)	-	-	-	-	-	-	-	-	-	(30)	372	(402)	-	-	-	-	-	-	-	-	-	-	-	-	(30)	372	(402)
Gross profit / (loss)	3,334	2,960	374	8,294	7,731	563	19,595	16,514	3,081	27,889	24,245	3,644	31,223	27,205	4,018	(18)	(26)	8	-	-	-	(104)	(41)	(63)	(43)	(27)	(16)	31,058	27,111	3,947
Net gain from fair value adjustment of investment properties	-	151	(151)	(27,621)	13,860	(41,481)	3,416	3,575	(159)	(24,205)	17,435	(41,640)	(24,205)	17,586	(41,791)	587	(737)	1,324	-	-	-	-	-	-	-	-	-	(23,618)	16,849	(40,467)
Gain from disposal of farmlands	465	1,159	(694)	-	-	-	-	-	-	-	-	-	465	1,159	(694)	-	-	-	-	-	-	-	-	-	-	-	-	465	1,159	(694)
General and administrative expenses	(1,067)	(967)	(100)	(1,867)	(1,634)	(233)	(5,886)	(5,299)	(587)	(7,753)	(6,933)	(820)	(8,820)	(7,900)	(920)	11	28	(17)	-	-	-	-	-	-	39	23	16	(8,770)	(7,849)	(921)
Selling expenses	(1,114)	(1,138)	24	(759)	(788)	29	(7,963)	(7,506)	(457)	(8,722)	(8,294)	(428)	(9,836)	(9,432)	(404)	5	11	(6)	-	-	-	-	-	-	8	9	(1)	(9,823)	(9,412)	(411)
Other operating results, net	574	1,079	(505)	(437)	(29)	(408)	519	1,494	(975)	82	1,465	(1,383)	656	2,544	(1,888)	131	24	107	-	-	-	104	40	64	(10)	4	(14)	881	2,612	(1,731)
Management fees	-	-		-	-		-	-		-	-		-	-		-	-	-	-	-	-	-	(1,019)	1,019	-	-	-	-	(1,019)	1,019
Profit / (Loss) from operations	2,192	3,244	(1,052)	(22,390)	19,140	(41,530)	9,681	8,778	903	(12,709)	27,918	(40,627)	(10,517)	31,162	(41,679)	716	(700)	1,416	-	-	-	-	(1,020)	1,020	(6)	9	(15)	(9,807)	29,451	(39,258)
Share of (loss) / profit of associates and joint ventures	7	26	(19)	(4,326)	(2,957)	(1,369)	43	(173)	216	(4,283)	(3,130)	(1,153)	(4,276)	(3,104)	(1,172)	(703)	812	(1,515)	-	-	-	-	-	-	-	-	-	(4,979)	(2,292)	(2,687)
Segment profit / (loss)	2,199	3,270	(1,071)	(26,716)	16,183	(42,899)	9,724	8,605	1,119	(16,992)	24,788	(41,780)	(14,793)	28,058	(42,851)	13	112	(99)	-	-	-	-	(1,020)	1,020	(6)	9	(15)	(14,786)	27,159	(41,945)

Agricultural business

Below is a summary analysis of the operating segments by products and services of the Agricultural business for the years ended June 30, 2019 and 2018:

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	06.30.19	06.30.18	Var.	06.30.18	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
	(in million of Ps.)
Revenues	7,687	6,275	1,412	-	-	-	-	-	-	5,562	4,406	1,156	13,249	10,681	2,568
Costs	(6,622)	(5,169)	(1,453)	(17)	(25)	8	-	-	-	(4,670)	(3,969)	(701)	(11,309)	(9,163)	(2,146)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,420	1,076	344	-	-	-	-	-	-	4	(6)	10	1,424	1,070	354
Changes in the net realizable value of agricultural products after harvest	(30)	372	(402)	-	-	-	-	-	-	-	-	-	(30)	372	(402)
Gross profit / (loss)	2,455	2,554	(99)	(17)	(25)	8	-	-	-	896	431	465	3,334	2,960	374
Net gain from fair value adjustment of investment properties	-	-	-	-	151	(151)	-	-	-	-	-	-	-	151	(151)
Gain from disposal of farmlands	-	-	-	465	1,159	(694)	-	-	-	-	-	-	465	1,159	(694)
General and administrative expenses	(67)	(615)	(56)	(2)	(2)	-	(192)	(157)	(35)	(202)	(193)	(9)	(1,067)	(967)	(100)
Selling expenses	(639)	(836)	197	(1)	-	(1)	-	-	-	(474)	(302)	(172)	(1,114)	(1,138)	24
Other operating results, net	470	125	345	1	881	(880)	-	-	-	103	73	30	574	1,079	(505)
Profit / (Loss) from operations	1,615	1,228	387	446	2,164	(1,718)	(192)	(157)	(35)	323	9	314	2,192	3,244	(1,052)
Share of profit of associates and joint ventures	39	28	11	-	-	-	-	-	-	(32)	(2)	(30)	7	26	(19)
Segment profit / (loss)	1,654	1,256	398	446	2,164	(1,718)	(192)	(157)	(35)	291	7	284	2,199	3,270	(1,071)

Urban Properties and Investments Business

Operations Center in Argentina

Below is a summary analysis of the operating segments by products and services of the Urban Properties Investments Business - Operations Center in Argentina for the years ended June 30, 2019 and 2018

	Shopping Malls			Offices			Sales and developments			Hotels			Internacional			Corporate			Others			Total
	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
	(in millions of Ps.)
Revenues	5,976	6,822	(846)	1,566	932	634	783	210	573	2,066	1,711	355	10	-	10	-	-	-	133	31	102	10,534	9,706	828
Costs	(543)	(580)	37	(107)	(87)	(20)	(369)	(104)	(265)	(1,111)	(1,170)	59	(4)	-	(4)	-	-	-	(106)	(34)	(72)	(2,240)	(1,975)	(265)
Gross profit / (loss)	5,433	6,242	(809)	1,459	845	614	414	106	308	955	541	414	6	-	6	-	-	-	27	(3)	30	8,294	7,731	563
Net gain from fair value adjustment of investment properties	(28,394)	4,384	(32,778)	535	4,088	(3,553)	496	5,134	(4,638)	-	-	-	4	-	4	-	-	-	(262)	254	(516)	(27,621)	13,860	(41,481)
General and administrative expenses	(661)	(597)	(64)	(145)	(152)	7	(182)	(138)	(44)	(344)	(341)	(3)	(93)	(82)	(11)	(363)	(269)	(94)	(79)	(55)	(24)	(1,867)	(1,634)	(233)
Selling expenses	(371)	(425)	54	(69)	(100)	31	(83)	(40)	(43)	(221)	(218)	(3)	-	-	-	-	-	-	(15)	(5)	(10)	(759)	(788)	29
Other operating results, net	(57)	(65)	8	(23)	(16)	(7)	(208)	96	(304)	80	(28)	108	(9)	(40)	31	-	-	-	(220)	24	(244)	(437)	(29)	(408)
Profit / (Loss) from operations	(24,050)	9,539	(33,589)	1,757	4,665	(2,908)	437	5,158	(4,721)	470	(46)	516	(92)	(122)	30	(363)	(269)	(94)	(549)	215	(764)	(22,390)	19,140	(41,530)
Share of profit of associates and joint ventures	-	-	-	-	-	-	(26)	3	(29)	-	-	-	(2,574)	(3,096)	522	-	-	-	(1,726)	136	(1,862)	(4,326)	(2,957)	(1,369)
Segment profit / (loss)	(24,050)	9,539	(33,589)	1,757	4,665	(2,908)	411	5,161	(4,750)	470	(46)	516	(2,666)	(3,218)	552	(363)	(269)	(94)	(2,275)	351	(2,626)	(26,716)	16,183	(42,899)

 Operations Center in Israel

Below is a summary analysis of the operating segments by products and services of the Urban Properties Investments Business - Operations Center in Israel for the years ended June 30, 2019 and 2018

	Real Estate			Supermarkets			Telecommunications			Insurance			Corporate			Others			Total
	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
(in million of Ps.)
Revenues	15,340	10,763	4,577	-	-	-	40,236	34,332	5,904	-	-	-	-	-	-	1,146	1,043	103	56,722	46,138	10,584
Costs	(6,828)	(4,451)	(2,377)	-	-	-	(29,683)	(24,621)	(5,062)	-	-	-	-	-	-	(616)	(552)	(64)	(37,127)	(29,624)	(7,503)
Gross profit / (loss)	8,512	6,312	2,200	-	-	-	10,553	9,711	842	-	-	-	-	-	-	530	491	39	19,595	16,514	3,081
Net gain from fair value adjustment of investment properties	3,416	3,575	(159)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,416	3,575	(159)
General and administrative expenses	(762)	(644)	(118)	-	-	-	(3,344)	(3,214)	(130)	-	-	-	(740)	(597)	(143)	(1,040)	(844)	(196)	(5,886)	(5,299)	(587)
Selling expenses	(270)	(202)	(68)	-	-	-	(7,390)	(7,038)	(352)	-	-	-	-	-	-	(303)	(266)	(37)	(7,963)	(7,506)	(457)
Other operating results, net	-	179	(179)	-	-	-	278	540	(262)	-	-	-	-	798	(798)	241	(23)	264	519	1,494	(975)
Profit / (Loss) from operations	10,896	9,220	1,676	-	-	-	97	(1)	98	-	-	-	(740)	201	(941)	(572)	(642)	70	9,681	8,778	903
Share of profit of associates and joint ventures	174	233	(59)	502	-	502	-	-	-	-	-	-	-	-	-	(633)	(406)	(227)	43	(173)	216
Segment profit / (loss)	11,070	9,453	1,617	502	-	502	97	(1)	98	-	-	-	(740)	201	(941)	(1,205)	(1,048)	(157)	9,724	8,605	1,119

Revenues - Fiscal year 2019 compared to fiscal year 2018

Total revenues from sales, rentals and services, according to business segment reporting, rose by 19.31%, from Ps.69,286 million in fiscal year 2018 to Ps.82,665 million in fiscal year 2019. This was mainly due to a Ps.2,568 million increase in the Agricultural Business and a Ps.11,412 million increase in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps.10,584 million and to the Operations Center in Argentina by Ps.828 million.

Agricultural Business

Total revenues, according to the income statement, rose by 23.4%, from Ps.10,462 million in fiscal year 2018 to Ps.12,908 million in fiscal year 2019. This was due to the following increases: Ps.7,224 million in the Agricultural Production segment and Ps.5,684 million in the Others segment.

In turn, revenues from our interests in joint ventures did not experience changes.

On the other hand, inter-segment revenues rose by 55.7%, from Ps.219 million in fiscal year 2018 to Ps.341 million in fiscal year 2019, mainly as result of the leases of croplands between our subsidiary BrasilAgro and its subsidiaries, which were reclassified from the Agricultural Production segment to the Rentals and Services segment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, our revenues increased by 24.0%, from Ps.10,681 million in fiscal year 2018 to Ps.13,249 million in fiscal year 2019.

Agricultural Production. Total revenues from the Agricultural Production segment rose by 22.5% from Ps.6,275 million in fiscal year 2018 to Ps.7,687 million in fiscal year 2019, primarily as a consequence of:

●
a Ps.1,003 million increase in revenues from crop sales, resulting from a 36% rise in the average price of crops sold, from Ps.7,060 per ton in fiscal year 2018 to Ps.9,600 per ton in fiscal year 2019; offset by a decrease of 39,676 tons in the volume of crops sold in fiscal year 2019 vis-a-vis the previous fiscal year;

●
a Ps.431 million rise in revenues from sugarcane sales, mainly attributable to an increase of 242,460 tons (or 14%) in the volume of sugarcane sold in fiscal year 2019 vis-a-vis the previous fiscal year, coupled with a 15% increase in the average price of sugarcane sold, from Ps.810 per ton in fiscal year 2018 to Ps.930 per ton in fiscal year 2018, for the improvement in the quality of the cane obtained (higher TRS, that is, greater total recoverable sugar);

●
a Ps.196 million decrease in revenues from cattle and milk sales, primarily attributable to a decrease of 5,557 tons in the volume of cattle sold in fiscal year 2019 compared to the previous fiscal year, offset, in part, by a 25% increase in the average price of cattle; as well as the decrease in the sale of milk caused by the discontinuation of activity; and

●  a Ps.174 million increase in revenues from rentals and services, mainly as a consequence of: (i) a Ps.104 million (42%) rise in revenues from seed production mainly caused by the higher volume of seeds originated mainly from the increase in the sale price of the corn and soybean seed service in Argentina; and to an increase in the hectares leased to third parties in Brazil added to the collection of an additional amount for productivity on the yields; and (ii) a Ps.69 million increase in revenues from Feedlot services and pastures.

Others. Total revenues from the Others segment rose by 26.2% from Ps.4,406 million in fiscal year 2018 to Ps.5,562 million in fiscal year 2019, as a consequence of:

●  a Ps.660 million increase in revenues from agro-industrial activities, due to the fact that, although the volume remained in this fiscal year the share of sales to the external market increase over total sales, from 31 % in fiscal year 2018 to 43% in fiscal year 2019, generating a double impact on the result by the effect of the increase in the exchange rate. Sales domestic consumption decrease in volume, but their prices remained in line with inflation of the period;

● a Ps.496 million increase in revenues from sales on consignment, brokerage fees and others, higher volume in crop trading transactions and sale of supplies in this fiscal year, boosted by effect of devaluation.

Urban Properties and Investments Business

Revenues from sales, leases and services, according to the income statement, increased by Ps.10,943 million, from Ps.58,824 million during the year ended June 30, 2018 to Ps.69,767 million during the year ended June 30, 2019 (out of which Ps.56,722 million were generated by the Operations Center in Israel and Ps.13,045 million derive from the Operations Center in Argentina). Excluding revenues from the Operations Center in Israel, revenues from sales, leases and services increased by 2.8%.

In turn, revenues from expenses and collective promotion fund decreased by 15.5%, from Ps.3,069 million (out of which Ps.2,874 million are allocated to the Shopping Malls segment and Ps.195 million to the Offices segment of the Operations Center in Argentina) during the year ended June 30, 2018, to Ps.2,593 million (out of which Ps.2,385 million are allocated to the Shopping Malls segment and Ps.208 million to the Offices segment) during the year ended June 30, 2019.

Likewise, revenues from our joint ventures decreased by 16.7%, from Ps.78 million during the fiscal year ended June 30, 2018 (out of which Ps.59 million are allocated to the Shopping Malls segment, Ps.8 million to the Offices segment and Ps.11 million to the Sales and Developments Segment of the Operations Center in Argentina) to Ps.65 million during the year ended June 30, 2019 (out of which Ps.54 million are allocated to the Shopping Malls segment and Ps.11 million to the Offices segment of the Operations Center in Argentina).

Finally, revenues from inter-segment operations increased Ps. 5 million, from Ps.12 million during the year ended June 30, 2018 to Ps.17 million during the year ended June 30, 2019.

Therefore, according to the information by segments (taking into account revenues from our joint ventures and without considering revenues corresponding to expenses and collective promotion fund or inter-segment revenues), revenues increased Ps.11,411 million, from Ps.55,845 million during the year ended June 30, 2018 to Ps.67,256 million during the year ended June 30, 2019 (out of which Ps.56,722 million derive from the Operations Center in Israel and Ps.10,534 million derive from the Operations Center in Argentina). Without considering revenues from the Operations Center in Israel, revenues, according to the information by segments, increased by 8.5%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased 12,4%, from Ps.6,822 million during fiscal year 2018 to Ps.5,976 million during fiscal year 2019, mainly attributable to: (i) a Ps.683 million decrease in revenues from fixed and variable leases as a result of a 13,9% decrease in the total sales of our tenants, from Ps.76.747 million during fiscal year 2018 to Ps.66,075 million during fiscal year 2019, (ii) a Ps.98 million decrease in the revenues from commissions, (iii) a Ps.85 million decrease in the revenues from admission rights, (iv) a Ps.84 million decrease in the revenues from parking fees, (v) a Ps.12million decrease in the revenue from averaging of scheduled rent escalation; partially mitigated by (iv) an increase of Ps. 134 millions in other income, mainly attributable to the rescind of the contract with Walmart.

Offices. Revenues from the Offices segment increased 68.0%, from Ps.932 million during the year ended June 30, 2018 to Ps.1,566 million during the year ended June 30, 2019. The variation is explained by a significant increase in revenues from leases of different buildings, mainly PH Office Park and Zeta Buildings, and the effect of the exchange rate variation.

Sales and developments. Revenues from the Sales and Developments segment registered an increase of 272.9%, from Ps.210 million during the year ended June 30, 2018 to Ps.783 million during the year ended June 30, 2019. This segment often varies significantly from year to year due to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenues from our Hotels segment increased by 20.7% from Ps.1,711 million during the year ended June 30, 2018 to Ps.2,066 million during the year ended June 30, 2019, mainly due to an increase in the average room rate of our hotel portfolio (measured in pesos).

International. Revenues associated with our International segment increased 100.0%, for Ps.10 million during the year ended June 30, 2019, due to the sale of properties by our subsidiary Real Estate Strategies LLC.

Corporate. Revenues associated with our Corporate segment did not present variations for the years presented.

Others. Revenues from the Others segment increased 329.0%, from Ps.31 million during the year ended June 30, 2018 to Ps.133 million during the year ended June 30, 2019, mainly due to the increase in revenues from leases as a result of events recorded in Entertainment Holding S.A.

Operations Center in Israel

Real estate. Revenues from the real estate segment increased from Ps.10,763 million during the period ended June 30, 2018 to Ps.15,340 million during the period ended June 30, 2019. This variation was due to (i) an actual devaluation of the Argentine peso of approximately 22%, (ii) an increase in the rentable square meters, (iii) an increase in the price of leases, and (iv) the application of IFRS 15.

Telecommunications. Revenues from the telecommunications segment increased from Ps.34,332 million during the period ended June 30, 2018 to Ps.40,236 million during the period ended June 30, 2019. This variation was due to an actual devaluation of the Argentine peso of approximately 22%, partially offset by the constant erosion in the revenues of mobile services, which was partially offset by an increase in revenues related to fixed lines, television and internet.

Others. Revenues from the Others segment increased from Ps.1,045 million during the period ended June 30, 2018 to Ps.1,146 million during the period ended June 30, 2019. This variation was due to (i) an actual devaluation of the Argentine peso of approximately 22%, (ii) offset by a drop in revenues from Bartan.

Costs - Fiscal year 2019 compared to fiscal year 2018

The Company’s total costs, according to business segment reporting, rose by 21.67%, from Ps.43,718 million in fiscal year 2018 to Ps.53,190 million in fiscal year 2018. This was due to a Ps.2,146 million increase in the Agricultural Business and a Ps.31,599 million increase in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps.7,503 million and to the Operations Center in Argentina by Ps.265 million.

Agricultural Business

Total costs, according to the income statement, rose by 23.4%, from Ps.9,057 million in fiscal year 2018 to Ps.11,172 million in fiscal year 2019. Such increase was mainly attributable to: a Ps.1,460 million increase in the Agricultural Production segment; a Ps.8 million decrease in the Land Transformation and Sales segment, and an increase of Ps.663 million the Others segment.

In turn, costs of our joint ventures did not experience changes.

Similarly, inter-segment rose by Ps.31 million, from Ps.106 million in fiscal year 2018 to Ps.106 million in fiscal year 2019, mainly as a result of the incremental cost of sales of crops and sugarcane during the year, attributable to leases of croplands between our subsidiary BrasilAgro and its subsidiaries, which were reclassified from the Crops and Sugarcane segment to the Rentals and Services segment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, costs increased by 23.4%, from Ps.9,163 million in fiscal year 2018 to Ps.11,309 million in fiscal year 2019. Total costs in the Agricultural Business, as a percentage of revenues derived from this segment, declined from 85.8% in fiscal year 2018 to 85.4% in fiscal year 2019.

Agricultural Production. Total costs in our Agricultural Production segment rose by 28.1% from Ps.5,169 million in fiscal year 2018 to Ps.6,622 million in fiscal year 2019, primarily as a consequence of:

● a Ps.1,226 million increase in costs of sales of crops, mainly caused by; a 51% rise in the average cost per ton of crops sold in fiscal year 2019, from Ps.5,660 million in fiscal year 2018 to Ps.8,540 million in fiscal year 2019; offset by a decrease in 39,676 in the volume of tons sold relative to the previous fiscal year.

● a Ps.254 million rise in costs of sales of sugarcane, mainly attributable to an increase of 242,460 tons (or 14%) in the volume of sugarcane sold in fiscal year 2019 vis-a-vis the previous fiscal year, coupled with a 4% increase in the average cost of sugarcane per ton sold in fiscal year 2019, up from Ps.790 per ton in fiscal year 2018 to Ps.820 per ton in fiscal year 2019;

● a Ps.137 million decrease in costs of sales of cattle and milk, mainly as a result of a decrease of 5,557 tons in the volume of cattle sold in fiscal year 2019 compared to the previous fiscal year, offset, in part, by a 34% increase in the average price of cattle sold; as well as the decrease in the sale of milk caused by the discontinuation of activity; and

● a Ps.110 million rise in costs of rentals and services, mainly attributable to a Ps.76 million increase in the Feedlot service cost and an increase in Ps.34 million in the hectares leased to third parties and seed production.

Total costs of the Agricultural Production segment, as a percentage of revenues derived from this segment, increase from 82.4% in fiscal year 2018 to 86.1% in fiscal year 2019.

Land Transformation and Sales. Total costs in the Land Transformation and Sales segment decline by 32.0% from Ps.25 million in fiscal year 2018 to Ps.17 million in fiscal year 2019.

Others. Total costs in the Others segment rose by 17.7% from Ps.3,969 million in fiscal year 2018 to Ps.4,670 million in fiscal year 2019, primarily as a consequence of:

● a Ps.470 million increase in agro-industrial costs, mostly driven by the incremental slaughtering volume, coupled with a strong rise in the acquisition costs of all of its components;

● a Ps.231 million increase in others segments, generated mainly by sales of supplies.

Total costs in the Others segment, as a percentage of revenues derived from this segment, decline from 90.1% in fiscal year 2018 to 84.0% in fiscal year 2019.

Urban Properties and Investments Business

Total consolidated costs, according to the income statement, registered an increase of Ps.7,354 million, from Ps.34,646 million during the year ended June 30, 2018 to Ps.42,000 million during the year ended June 30, 2019 (out of which Ps.37,127 million derive from the Operations Center in Israel and Ps.4,873 million from the Operations Center in Argentina). Excluding costs from the Operations Center in Israel, costs decreased by 3.0%. Furthermore, total consolidated costs measured as a percentage of total consolidated revenues increased from 58.9% during the year ended June 30, 2018 to 60.2% during the year ended June 30, 2019, mainly from the Operations Center in Israel. Excluding costs from the Operations Center in Israel, total consolidated costs measured as a percentage of total revenues decreased, from 39.6% during the year ended June 30, 2018 to 37.4% during the year ended June 30, 2019.

In turn, costs related to expenses and collective promotion fund decreased by 13.3%, from Ps.3,110 million during the year ended June 30, 2018 (out of which Ps.2,937 million are allocated to the Shopping Malls segment and Ps.173 million to the Offices segment of the Operations Center in Argentina) to Ps.2,697 million during the year ended June 30, 2019 (out of which Ps.2,486 million are allocated to the Shopping Malls segment and Ps.211 million to the Offices segment of the Operations Center in Argentina) due mainly to lower costs originated by our Shopping Malls, which decreased by 15.4%, from Ps.2,937 million during the year ended June 30, 2018 to Ps.2,486 million during the year ended June 30, 2019.

Likewise, costs from our joint ventures showed a decrease of 2.1%, from Ps.48 million during the year ended June 30, 2018 (out of which Ps.7 million are allocated to the Shopping Malls segment, Ps.33 million to the Offices segment and Ps.8 million to the Sales and Developments segment of the Operations Center in Argentina) to Ps.47 million during the year ended June 30, 2019 (out of which Ps.11 million are allocated to the Shopping Malls segment, Ps.31 million to the Offices segment and Ps.5 million to the Sales and Developments segment of the Operations Center in Argentina).

Finally, costs from inter-segment operations did not present variations for the years presented.

Therefore, according to the information by segments (taking into account the costs from our joint ventures and without considering the costs from expenses and collective promotion fund or the costs from inter-segment operations), costs evidenced an increase of Ps.7,766 million, from Ps.31,584 million during the year ended June 30, 2018 to Ps.39,350 million during the year ended June 30, 2019 (out of which Ps.37,127 million derive from the Operations Center in Israel and Ps.2,223 million from the Operations Center in Argentina). Excluding costs from the Operations Center in Israel, costs increased by 13.4%. Likewise, total costs measured as a percentage of total revenues, according to information by segments, increased from 56.6% during the year ended June 30, 2018 to 58.5% during the year ended June 30, 2019, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total costs measured as a percentage of total revenues increased from 20.2% during the year ended June 30, 2018 to 21.1% during the year ended June 30, 2019

Operations Center in Argentina

Shopping Malls. The costs of our Shopping Malls segment decreased 6.4%, from Ps.580 million during fiscal year 2018 to Ps.543 million during fiscal year 2019, mainly generated by: (i) a decrease in salaries, social security charges and other personnel expenses of Ps.31 million; (ii) a decrease in depreciation and amortization of Ps.14 million; and (iii) a decrease in maintenance, security, cleaning, repairs and related expenses of Ps.6 million; partially offset by: (iv) an increase in costs of leases and expenses for Ps.17 million (generated by the leases in dollar, due to the increase in the exchange rate). The Shopping Malls segment costs, as a percentage of revenues from this segment, increased from 8.5% during fiscal year 2018 to 9.1% during fiscal year 2019.

Offices. Costs in the Offices segment increased by 23.0%, from Ps.87 million during the year ended June 30, 2018 to Ps.107 million during the year ended June 30, 2019, mainly due to: (i) an increase in depreciation and amortization of Ps.40 million; offset by: (i) a decrease in leases and expenses of Ps.8 million; (ii) a decrease in maintenance, repairs and services expenses of Ps.7 million; (iii) a decrease in fees and compensation for services of Ps.3 million; and (iv) a decrease in taxes, fees and contributions of Ps.2 million. Costs in the Offices segment, measured as a percentage of revenues of this segment, decreased from 9.3% during the year ended June 30, 2018 to 6.8% during the year ended June 30, 2019.

Sales and developments. Costs associated with our Sales and Developments segment registered an increase of 254.8%, from Ps.104 million during the year ended June 30, 2018 to Ps.369 million during the year ended June 30, 2019, mainly due to the costs of sales of Catalinas Norte. The costs of the Sales and Developments segment, measured as a percentage of revenues from this segment decreased from 49.5% during the year ended June 30, 2018 to 47.1% during the year ended June 30, 2019.

Hotels. Costs in the Hotels segment decreased by 5.0%, from Ps.1,168 million during the year ended June 30, 2018 to Ps.1,110 million during the year ended June 30, 2019, mainly as a result of: (i) a decrease of Ps.75 million in costs of salaries, social security and other personnel expenses; and (ii) a decrease of Ps.6 million in food, beverages and other hotel expenses, offset by (i) an increase in fees and compensation for services of Ps.21 million. Costs in the Hotels segment, measured as a percentage of revenues of this segment, decreased from 68.4% during the year ended June 30, 2018 to 53.8% during the year ended June 30, 2019.

International. Costs in the International segment increased 100.0%, with Ps.4 million during the year ended June 30, 2019, associated with the cost of sale of properties by our subsidiary Real Estate Strategies L.P.

Corporate. Costs in the Corporate segment did not vary for the years presented.

Others. Costs in the Others segment increased by 211.8%, from Ps.34 million during the year ended June 30, 2018 to Ps.106 million during the year ended June 30, 2019, mainly as a result of: (i) higher charges of Ps.21 million in taxes, fees and contributions, (ii) an increase of Ps.13 million in leases and expenses; (iii) an increase of Ps.12 million in fees and compensation for services, (iv) an increase of Ps.10 million in depreciation and amortization, (v) an increase of Ps.9 million in maintenance, repairs and services; and (vi) an increase of Ps.6 million in salaries, social security and other personnel expenses.

Operations Center in Israel

Real estate. Real estate segment costs increased from Ps.4,451 million during the period ended June 30, 2018 to Ps.6,828 million during the period ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22%, (ii) an increase in the cost due to the increased sale of residential apartments and the implementation of IFRS 15.

Telecommunications. Costs in the Telecommunications segment increased from Ps.24,621 million during the period ended June 30, 2018 to Ps.29,683 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a decrease in costs that accompanied the reduction in sales of mobile services and a slight increase in costs related to television content.

Others. Costs in the Others segment increased from Ps.552 million during the period ended June 30, 2018 to Ps.616 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a drop in the costs of Bartan.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest - Fiscal year 2019 compared to fiscal year 2018

Our revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest, according to the income statement, rose by 37.7%, from Ps.1,171 million in fiscal year 2018 to Ps.1,613 million in fiscal year 2019.

In turn, our revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest derived from our interests in joint ventures decreased by 100.0%, Ps.3 million, as a consequence of Cresca S.A.’s spin-off.

On the other hand, inter-segment losses from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest rose by Ps.91 million, from Ps.98 million in fiscal year 2018 to Ps.189 million in fiscal year 2019.

Hence, according to business segment reporting and considering all our joint ventures, revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest rose by 33.1%, from Ps.1,070 million in fiscal year 2018 to Ps.1,424 million in fiscal year 2019. Such increase was mainly driven by:

●
A decrease in the loss in the result of cattle production of Ps.225 million, generated mainly by Argentina, coming, on the one hand, from the vaccine cattle, since the increase in prices in fiscal year 2019 was greater than last year; in addition to the current period to mitigate the effects of the drought, the cattle was feed in the establishment, generating more kilograms produced, but also higher feed costs; and also this year there was an increase on the one other, of the gain of this fiscal year in the woolen activity, due to an improvement in prices;

●
A higher result for crops production of Ps.170 million, mainly generated in Argentina by the greater amount of cultivated crops and the best yields of corn and soybeans; and for better prices and yields of wheat in this fiscal year; and in Bolivia for soybeans, due to a significant improvement in yields (64%) and a reduction in costs; while Brazil, generated a negative variation originated in soybeans due to lower prices and yields as well as increased costs; offset by

●
A decrease in the result of sugarcane production of Ps.51 million, mainly from Brazil due to an increase in production costs due to the fact that during the current fiscal year cultural and irrigation work was carried out in the San José farm, meanwhile last year this farm had been incorporated with the cane already implanted; and additionally the costs of cutting, hauling and transport also grew as a result of the increase in fuels. This was partially offset by an improvement in the result of production from Bolivia, due to an increase in the area under cultivation in the current fiscal year.

●
A decrease in the result of agro-industrial activity of Ps. 10 million.

Changes in the net realizable value of agricultural produce after harvest - Fiscal year 2019 compared to fiscal year 2018

Revenues derived from changes in the net realizable value of agricultural produce after harvest, according to the income statement, experienced substantial decline, from a gain of Ps.372 million in fiscal year 2018 to a loss of Ps.30 million in fiscal year 2019. Mainly originated in Argentina, especially by soybeans because in the previous fiscal year the prices had an upward trend, contrary to the current fiscal year, where the trend was downward, a consequence of the trade war between China and the USA; additionally, meanwhile corn and wheat prices increased in both fiscal years, they did not accompany inflation, especially in the current fiscal year.

There were neither interests in joint ventures nor inter-segment eliminations in income from changes in the net realizable value of agricultural produce after harvest; therefore, revenues derived from changes in the net realizable value of agricultural produce after harvest, according to business segment reporting, match the figures disclosed in the income statement.

Gross Profits - Fiscal year 2019 compared to fiscal year 2018

As a result of the above mentioned factors, the Company’s gross profit, according to business segment reporting, rose by 14.56%, from Ps.27,111 million in fiscal year 2018 to Ps.31,058 million in fiscal year 2018. This was primarily attributable to: a 12.6% rise in the Agricultural Business, from Ps.2,906 million in fiscal year 2018 to Ps.3,334 million in fiscal year 2019; a 18.7% increase in profits from the Operations Center in Israel at the Urban Properties and Investments Business, from Ps.16,514 million in fiscal year 2018 to Ps.19,595 million in fiscal year 2019; and a 7.3% increase in the Operations Center in Argentina at the Urban Properties and Investments Business, from Ps.7,731 million in fiscal year 2018 to Ps.8,294 million in fiscal year 2019.

Agricultural Business

As a result of the above mentioned factors, our gross profit rose by 12.6%, from Ps.2,960 million in fiscal year 2018 to Ps.3,334 million in fiscal year 2019.

Agricultural Production. Gross profit from this segment decline by 3.9% from Ps.2,554 million in fiscal year 2018 to Ps.2,455 million in fiscal year 2019.

Land Transformation and Sales. Gross loss from this segment decreased by 32.0% from Ps.25 million in fiscal year 2018 to Ps.17 million in fiscal year 2019.

Others. Gross profit from this segment rose by 107.9% from Ps.431 million in fiscal year 2018 to Ps.896 million in fiscal year 2019.

Net income (loss) from changes in fair value of investment properties - Fiscal year 2019 compared to 2018

The Company’s net income (loss) from changes in fair value of investment properties, according to business segment reporting, it decrease by 240.2%, from Ps.16,849 million in fiscal year 2018 to a net loss of Ps.23,618 million in fiscal year 2019. This was mainly due to a Ps.151 million decline in the Agricultural Business and a Ps.41,640 million decline in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps.159 million (loss) and to the Operations Center in Argentina contributed by Ps.41,841 million (loss).

Agricultural Business

The decline in net income is mostly attributable to BrasilAgro, as result of fewer hectares leased to third parties from the Jatobá farm.

Urban Properties and Investments Business

Net gain from fair value adjustment of investment properties - Fiscal year 2019 compared to fiscal year 2018

Net gain from fair value adjustment of investment properties, according to the income statement, decreased by Ps.40,691 million, from a net gain of Ps.16,981 million during the year ended June 30, 2018 (out of which a gain of Ps.3,575 million derives from the Operations Center in Israel and a gain of Ps.13,406 million from the Operations Center in Argentina) to a net loss of Ps.23,710 million during the year ended June 30, 2019 (out of which a gain of Ps.3,416 million derives from the Operations Center in Israel and a net loss of Ps.27,126 million from the Operations Center in Argentina).

It should be noted that according to the adjustment for inflation methodology, the gain/(loss) from fair value adjustment of investments properties should be broken down into its two effects: i) adjustment for inflation and ii) loss or gain from fair value adjustment. During the year ended June 30, 2019, the inflationary effect exceeds the appreciation of investment properties, therefore, a loss from fair value adjustment of investment properties of Ps.23,710 million is recognized.

Operations Center in Argentina

Shopping Malls.

The net impact in the peso values of our shopping malls was primarily a consequence of macroeconomic changes and: (i) an increase in the projected inflation rate and GDP growth, with a consequent increase in the projected cash flows of Ps. 8,372 million (assuming all other factors remain unchanged), as revenues from our Shopping Malls segment are a percentage of the tenants sales; (ii) between June 30, 2018 to June 30, 2019, the Argentinian peso depreciated 47.0% against U.S. dollar (from Ps.28.75 per U.S. dollar to Ps.42.263 per U.S. dollar), which generated a reduction of Ps. 13,754 million in the projected cash flows as measured in U.S. dollar terms from our Shopping Malls segment, assuming all other factors remain unchanged; (iii)an increase of 231 basis points in the discount rate, that is used to discount the projected cash flows from the Shopping Malls segment, mainly due to a significant increase in the country risk premium, as a result there was a decrease of Ps. 8,945 million in the fair value of our Shopping Malls, assuming all other factors remain unchanged; (iv) an increase of Ps.12,532 million as a consequence of the conversion of the value of the Shopping Malls in dollar terms into pesos considering the end of fiscal year exchange rate of Ps.42.263 per dollar; and (v) the update of the projected income with real data, as a result there was a decline of Ps.3.349 million in the discounted cash flow, assuming all other factors remain unchanged.

In addition, the value of our shopping malls as of June 30, 2018, has been restated for inflation for comparative purposes as required by IAS 29. The impact of such restatement is Ps.22,489 million.

The Shopping Malls portfolio was reduced during the fiscal year ended June 30, 2019 due to the end of the Buenos Aires Design concession.

Offices, Sales and developments, International and Others.

Net gain/(loss) from actual fair value adjustment of investment properties included in these segments decreased by 91.8% during the year ended June 30, 2019.

The Argentine office market is a liquid market, in which a significant volume of counterparties participates and frequently carries out purchase and sale transactions. This allows to observe sale prices that are relevant and representative in the market. Furthermore, lease agreements are denominated in dollars for an average term of 3 years, with the current business thus generating a stable cash flow in dollars. In this sense, the “Market approach” technique is used (market comparable values) for the determination of the fair value of these segments, with the value per square meter being the most representative input.

The value of our office and others, increased 10.9% in real terms during the fiscal year ended June 30, 2019 mainly due to the fact that a new building has been added to the office portfolio, the Zetta Building. In addition, we recognize from the Sales and Developments segment a profit of Ps. 411 million for the fiscal year ended June 30, 2019 compared with a profit of Ps.5,161 million for the fiscal year ended June 30, 2018.

Changes in fair value from our Shopping Malls segment differ from our offices segment because the nature of each business is different and prices depend on factors that may not have similarly over time. As we mentioned before, the office property market is dominated by investors and owners that seek medium- to long-term leases and perceive real estate as a safe dollar-denominated investment option. In contrast, the shopping mall segment is a relatively new industry in Argentina where the first shopping mall opened in 1990, compared to markets such as the United States and Brazil where the industry began in the 1950’s and 1960’s, respectively. Additionally, unlike the office properties segment, the financial performance of shopping mall properties is highly correlated with the volatile economic activity in Argentina since the cash flow generated by shopping malls are closely related to the purchasing power of customers.

Operations Center in Israel

Real estate. Net gain from fair value adjustment of investment properties of this segment decreased from Ps.3,575 million during the period ended June 30, 2018 to Ps.3,416 million during the period ended June 30, 2019. Though it was affected by a real revaluation of the NIS against the Argentine peso of approximately 22%, the variation was due to the stability of the real estate market in Israel, which remained stable, with the changes in the fair value mainly deriving from new projects.

Gain / (loss) from disposal of farmlands – Fiscal year 2019 compared to 2018

Profits from the sale of farms derived by the Land Transformation and Sales segment decrease by 59.9%, from Ps.1,159 million in fiscal year 2018 to Ps.465 million in fiscal year 2019.

Fiscal year 2019

● On June 13, 2018, the company, through its subsidiary Brasilagro, entered into a sales agreement for a total area of 9,784 hectares (7,485 are production hectares) of the Jatobá Establishment, a rural property located in the Municipality of Jaborandi . On July 31, 2018, the buyer made the payment of the first installment of 300,000 bags of soybeans, equivalent to an amount of Ps.225 million according to the conditions set in the agreement, obtaining the transfer of the possession and allowing the recognition income. The remaining balance will be paid in six annual installments. The Company did not recognize the result of this operation since almost all of the hectares sold corresponded to the Investment Property, and therefore were valued at fair value.
● On November 21, 2018, the Company through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 103 hectares of Alto Taquari farm. The total amount of the sale was 1,100 soybean bags per arable hectare equivalent Ps.80 million. The buyer made the initial payment of 22,656 soybeans bags equivalent to Ps.17 million; and the remaining balance will be paid in eight biannual installments. The Company has recognized gains of Ps.64 million as result of this transaction.
● On June 2019, the Company through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 3,124 hectares of Jatobá Farm. The total amount of the sale is 285 soybean bags per arable hectare or Ps.543 million. The buyer already made an initial payment of Ps.58 million and on July 31, 2019 had pay Ps.58 million more; and the remaining balance, equivalent to 563,844 soybeans bags, will be paid in six equal annual installments. This sale was accounted on June 30, 2019, the gain of this transaction amount Ps.401 million.

Fiscal year 2018

● On June 29, 2018 Cresud signed a deed with a non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of "La Suiza". The total amount of the transaction was set at US$ 10 million, of which US$ 3 million have been already paid. The remaining balance of US$ 7 million, guaranteed by a mortgage on the property, will be collected in 10 installments of the same amount ending on June 2023, which will accrue an annual interest of 4.5% on the remaining balances. The gain of the transaction amounts approximately to Ps.266 million.
● On July 20, 2017, the Company executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. On June 25, 2018, the Company has made effective with the sign of the deed and delivery of the property, the sale of "La Esmeralda" farm. The amount of the transaction was set at US$ 19 million, of which US$ 7 million have been already paid. The balance, guaranteed with a mortgage on the property, will be collected in 4 installments of the same amount ending in April 2022, which will accrue an annual interest of 4% on the remaining balances. The gain from the sale amounts approximately to Ps.481 million.
● On May 3, 2018, the Company through its subsidiary BrasilAgro, has entered into an agreement for the partial sale of 956 hectares (660 hectares of plowable land) of Araucaria Farm, located in Mineiros, Brazil, for an amount of 1,208 soybean bags per hectare of plowable land or R$. 66.2 million (R$./ha. 93,356). The Company has recognized gains of Ps.414 million as result of this transaction.

General and Administrative Expenses - Fiscal year 2019 compared to fiscal year 2018

The Company’s total General and Administrative Expenses, according to business segment reporting, rose by 11.7%, from Ps.7,849 million in fiscal year 2018 to Ps.8,770 million in fiscal year 2019. This was mainly due to an increase of Ps.100 million in the Agricultural Business and an increase of Ps.820 million in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps.587 million and to the Operations Center in Argentina by Ps.233 million

Agricultural Business

General and Administrative Expenses in the Agricultural Business, according to the income statement, rose by 10.6%, from Ps.965 million in fiscal year 2018 to Ps.1,067 million in fiscal year 2019. This was due to increases of Ps.58 million in the Agricultural Production, a decrease of Ps.35 million in Corporate segment, and an increase of Ps.9 million in Others segments, respectively. Such increases were mostly related to: (i) the BrasilAgro subsidiary, in connection with incremental payroll expenses, service fees and taxes, driven by the effects of the increase in the exchange rate; (ii) Cresud, in connection with payroll expenses, maintenance expenses and rentals, due to inflation and the effects of the increase in the exchange rate on US-dollar denominated charges, and (iii) Carnes Pampeanas and FYO, in which case payroll expenses accounted for the most substantial increase, due to a larger headcount caused by incremental activity, in addition to inflation.

In turn, General and Administrative Expenses in our joint ventures fell by 100.0%, Ps.2 million, as consequences of Cresca S.A.’s spin-off.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, our general and administrative expenses increased by 10.3%, from Ps.967 million in fiscal year 2018 to Ps.1,067 million in fiscal year 2019. General and Administrative Expenses, as a percentage of revenues derived from the Agricultural Business, declined from 9.1% in fiscal year 2018 to 8.1% in fiscal year 2019.

Agricultural Production. General and Administrative Expenses associated with our Agricultural Production segment rose by 9.1%, from Ps.615 million in fiscal year 2018 to Ps.671 million in fiscal year 2019, mainly as a consequence of: a Ps.12 million increase in general and administrative expenses attributable to crop operations; a Ps.16 million decline in expenses associated with cattle and milk activities; a Ps.27 million increase in expenses associated with sugarcane operations, and a Ps.33 million increase in expenses associated with the Agricultural Rental and Services business. General and Administrative Expenses, as a percentage of revenues derived from the Agricultural Production segment, fell from 9.8% in fiscal year 2018 to 8.7% in fiscal year 2019.

Land Transformation and Sales. General and Administrative Expenses related to our Land Transformation and Sales segment remained steady at Ps.2 million.

Corporate. General and Administrative Expenses associated with our Corporate segment rose by 22.3%, from Ps.157 million in fiscal year 2018 to Ps.192 million in fiscal year 2019, mainly as a consequence of rising expenses due to inflation, offset by extraordinary severance payments in fiscal year 2018 and an increase in directors’ fees below the inflation standard.

Others. General and Administrative Expenses related to the Others segment increased by 4.7%, from Ps.193 million in fiscal year 2018 to Ps.202 million in fiscal year 2019. General and Administrative Expenses, as a percentage of revenues derived from this segment, experienced a slight decrease from 4.4% in fiscal year 2018 to 3.6% in fiscal year 2019.

Urban Properties and Investments Business

The total consolidated gross profit, according to the income statement, increased by Ps.3,589 million, from Ps.24,178 million during the year ended June 30, 2018 (out of which Ps.16,514 million come from the Operations Center in Israel and Ps.7,664 million from the Operations Center in Argentina) to Ps.27,767 million during the year ended June 30, 2019 (out of which Ps.19,595 million derive from the Operations Center in Israel and Ps.8,172 million from the Operations Center in Argentina). Without considering the effect from the Operations Center in Israel, the gross profit increased by 6.6%. The total consolidated gross profit, measured as a percentage of revenues from sales, leases and services, decreased from 41.1% during the year ended June 30, 2018 to 39.8% during the year ended June 30, 2019. Without considering the effect from the Operations Center in Israel, the total consolidated gross profit, according to the income statement, increased from 60.4% during the year ended June 30, 2018 to 62.6% during the year ended June 30, 2019.

In turn, total gross profit for expenses and collective promotion fund increased Ps.63 million, from Ps.41 million during the year ended June 30, 2018 (out of which a profit of Ps.63 million derives from the Shopping Malls segment and a loss of Ps.22 million from the Offices segment), to Ps.104 million during the year ended June 30, 2019 (out of which a profit of Ps.101 million derives from the Shopping Malls segment and a profit of Ps.3 million from the Offices segment).

Additionally, the gross profit of our joint ventures decreased by 40.0%, from Ps.30 million during the year ended June 30, 2018 to Ps.18 million during the year ended June 30, 2019.

Therefore, according to the information by segments (taking into account the gross profit from our joint ventures and without considering the gross profit corresponding to expenses and collective promotion fund or to inter-segment gross profit), gross profit increased by Ps.3,645 million, from Ps.24,261 million during the year ended June 30, 2018 (out of which Ps.16,514 million derive from the Operations Center in Israel and Ps.7,747 million from the Operations Center in Argentina) to Ps.27,906 million during the year ended June 30, 2019 (out of which Ps.19,595 million derive from the Operations Center in Israel and Ps.8,311 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, the gross profit increased by 7.3%. Likewise, gross profit, measured as a percentage of revenues, according to information by segments, decreased from 43.4% during the year ended June 30, 2018 to 41.5% during the year ended June 30, 2019. Without considering the effect of the Operations Center in Israel, the gross profit measured as a percentage of total revenues decreased, from 79.8% during the year ended June 30, 2018 to 78.9% during the year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls increased 10.7%, from Ps.597 million during fiscal year 2018 to Ps.661 million during fiscal year 2019, mainly due to: (i) an increase of Ps.92 million in salaries, social security charges and other personnel expenses; (ii) an increase of Ps. 21 million in maintenance, repair and service expenses and employees’ travel expenses; partially mitigated by (iii) a decrease of Ps.25 million in directors’ fees; (iv) an increase of Ps.14 million in banking expenses; and (v) a decrease of Ps.9 million in fees and compensations for services. Administrative expenses of Shopping Malls as a percentage of revenues from such segment increased from 8.8% during fiscal year 2018 to 11.1% during fiscal year 2019.

Offices. The general and administrative expenses of our Offices segment decreased by 4.6%, from Ps.152 million during the year ended June 30, 2018 to Ps.145 million during the year ended June 30, 2019, mainly as a result of: (i) a decrease of Ps.8 million in salaries, social security and other personnel expenses; (ii) a decrease of Ps.5 million in fees and compensation for services and (iii) a decrease of Ps.5 million in advertising and other commercial expenses, partially offset by: (i) an increase of Ps.15 million in fees to directors. General and administrative expenses, measured as a percentage of revenues in the same segment, decreased from 16.3% during the year ended June 30, 2018 to 9.3% during the year ended June 30, 2019.

Sales and developments. General and administrative expenses associated with our Sales and developments segment increased by 31.9%, from Ps.138 million during the year ended June 30, 2018 to Ps.182 million during the year ended June 30, 2019, mainly as a result of an increase in salaries, social security and other personnel expenses of Ps.49 million, among other items. General and administrative expenses, measured as a percentage of revenues in the same segment, decreased from 65.7% during the year ended June 30, 2018 to 23.2% during the year ended June 30, 2019.

Hotels. General and administrative expenses associated with our Hotels segment increased by 0.9% from Ps.341 million during the year ended June 30, 2018 to Ps.344 million during the year ended June 30, 2019, mainly as a result of: (i) an increase of Ps.22 million in fees and compensation for services, offset by (i) a decrease in salaries, social security and other personnel expenses of Ps.12 million and (ii) a decrease of Ps.5 million in taxes, fees and contributions. General and administrative expenses associated with the Hotels segment measured as a percentage of this segment's revenues decreased from 19.9% during the year ended June 30, 2018 to 16.7% during the year ended June 30, 2019.

International. General and administrative expenses associated with our International segment increased by 13.4%, from Ps.82 million during the year ended June 30, 2018 to Ps.93 million during the year ended June 30, 2019, mainly due to: (i) an increase in fees and compensation for services of Ps.18 million, (ii) an increase in salaries, social security and other personnel expenses of Ps.8 million, (iii) an increase in maintenance, repairs and services of Ps.4 million, and (iv) an increase in depreciation and amortization of Ps.2 million, partially offset by: (i) decreased taxes, as Imadison’s taxes were paid in the previous year.

Corporate. General and administrative expenses associated with our Corporate segment increased by 34.9%, from Ps.269 million during the year ended June 30, 2018 to Ps.363 million during the year ended June 30, 2019, mainly due to an increase of Ps.122 million in fees to directors, offset by a decrease of Ps.26 million in fees and compensation for services, among other items.

Others. General and administrative expenses associated with our Others segment increased 46.3%, from Ps.55 million during the year ended June 30, 2018 to Ps.79 million during the year ended June 30, 2019, mainly due to (i) an increase of Ps.10 million in other administrative expenses; (ii) an increase of Ps.5 million in maintenance, repairs and services; (iii) an increase of Ps.4 million in fees and compensation for services, and (iv) an increase of Ps.4 million in salaries, social security and other personnel expenses, among other items.

Operations Center in Israel

Real estate. General and administrative expenses associated with the Real Estate segment increased from Ps.644 million during the period ended June 30, 2018 to Ps.762 million during the period ended June 30, 2019. This variation was mainly due to a real revaluation of the NIS against the Argentine peso of approximately 22%. The general and administrative expenses associated with this segment measured as a percentage of revenues went from 6.0% during the period ended June 30, 2018 to 5.0% during the period ended June 30, 2019.

Telecommunications. General and administrative expenses associated with the Telecommunications segment increased from Ps.3,214 million during the period ended June 30, 2018 to Ps.3,344 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22% offset by a reduction in personnel expenses due to a downsizing of the company, which accompanied the fall in revenues in a search for efficiency improvements. General and administrative expenses associated with this segment measured as a percentage of this segment's revenues decreased from 9.4% in fiscal year 2018 to 8.3% in fiscal year 2019.

Corporate. General and administrative expenses associated with the Corporate segment increased from Ps.597 million during the period ended June 30, 2018 to Ps.740 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a decrease in the personnel and the structure expenses of DIC and IDBD, also accompanied by a reduction in Dolphin's legal fees.

Others. General and administrative expenses asociated with the Others segment increased from Ps.844 million during the period ended June 30, 2018 to Ps.1,040 million during the period ended June 30, 2019. This variation was due to: (i) a real revaluation of the NIS against the Argentine peso of approximately 22%, and (ii) an increase in the structure of Bartan and Epsilon.

Selling Expenses - Fiscal year 2019 compared to fiscal year 2018

The Company’s total selling expenses, according to business segment reporting, increased by 4.4%, from Ps.9,412 million in fiscal year 2018 to Ps.9,823 million in fiscal year 2019. This was mainly due to a Ps.24 million decrease in the Agricultural Business and a Ps.428 million increase in the Urban Properties and Investments Business, attributable to a Ps.29 million decrease in the Operations Center in Argentina and a Ps.457 million increase in the Operations Center in Israel.

Agricultural Business

Selling expenses associated with the Agricultural Business, according to the income statement, fell by 2.0%, from Ps.1,129 million in fiscal year 2018 to Ps.1,106 million in fiscal year 2019. This was due to decrease of Ps.196 million in the Agricultural Production and offset by an increase of Ps.172 million in Others segments.

In turn, selling expenses associated with our interests in joint ventures did not experience changes.

On the other hand, inter-segment eliminations declined by 11.1% from Ps.9 million in fiscal year 2018 to Ps.8 million in fiscal year 2019.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, selling expenses decreased by 2.1%, from Ps.1,138 million in fiscal year 2018 to Ps.1,114 million in fiscal year 2019.

Agricultural Production. Selling expenses associated with the Agricultural Production segment decrease by Ps.197 million, from Ps.836 million in fiscal year 2018 to Ps.639 million in fiscal year 2019, mainly as consequence of a decrease of Ps.158 million in selling expenses for crops and Ps.22 million in selling expenses for cattle. Selling expenses, as a percentage of revenues derived from the Agricultural Production segment, fell from 13.3% in fiscal year 2018 to 8.3% in fiscal year 2019.

Others. Selling expenses associated with the Others segment increased by Ps.172 million, from Ps.302 million in fiscal year 2018 to Ps.474 million in fiscal year 2019, as consequence of a Ps.44 million increase in selling expenses related to the operations of our subsidiary FYO, and a Ps.128 million increase in selling expenses related to the agro-industrial business. Selling expenses, as a percentage of revenues derived from the Others segment, increased from 6.9% in fiscal year 2018 to 8.5% in fiscal year 2019.

Urban Properties and Investments Business

Total consolidated selling expenses, according to the income statement, showed an increase of Ps.434 million, from Ps.8,283 million during the year ended June 30, 2018 to Ps.8,717 million during the year ended June 30, 2019 (out of which Ps.7,963 million derive from the Operations Center in Israel and Ps.754 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, selling expenses decreased by 3.0%. Total consolidated selling expenses measured as a percentage of revenues from sales, leases and services, decreased from 14.1% during the year ended June 30, 2018 to 12.5% during the year ended June 30, 2019. Excluding the effect from the Operations Center in Israel, total consolidated selling expenses measured as a percentage of revenues from sales, leases and services, slightly decreased from 6.1% during the year ended June 30, 2018 to 5.8% during the year ended June 30, 2019.

In turn, selling expenses of our joint ventures decreased Ps.6 million, from Ps.11 million during the year ended June 30, 2018 to Ps.5 million during the year ended June 30, 2019.

Therefore, according to the information by segments (taking into account the selling expenses from our joint ventures and without considering those corresponding to expenses and collective promotion fund or the expenses for inter-segment operations), selling expenses increased Ps.428 million, from Ps.8,294 million during the year ended June 30, 2018 to Ps.8,722 million during the year ended June 30, 2019 (out of which Ps.7,963 million derive from the Operations Center in Israel and Ps.759 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, selling expenses decreased by 3.7%. Selling expenses measured as a percentage of revenues, according to information by segments, decreased from 14.9% during the year ended June 30, 2018 to 13.0% during the year ended June 30, 2019. Without considering the effects from the Operations Center in Israel, total selling expenses, measured as a percentage of total revenues according to the information by segments, decreased from 8.1% during the year ended June 30, 2018 to 7.2% during the year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Selling expenses from the Shopping Malls segment decreased 12,7%, from Ps.425 million during fiscal year 2018 to Ps.371 million during fiscal year 2019, mainly as a result of: (i) a decrease in advertising, propaganda and other commercial expenses of Ps.24 millions; (ii) a decrease in taxes, rates and contributions of Ps.22 millions and (iii) a decrease of Ps.10 millions in bad debt charge; partially offset by (iv) an increase in salaries, social security charges and other personnel expenses of Ps.2 million. Selling expenses as a percentage of revenues from the Shopping Malls segment remain flat in 6.2% during fiscal year 2018 and 2019.

Offices. Selling expenses associated with our Offices segment decreased by 31.0%, from Ps.100 million during the year ended June 30, 2018 to Ps.69 million during the year ended June 30, 2019. This variation was generated mainly as a result of a decrease in the charge of doubtful accounts of Ps.49 million, offset by: (i) an increase of Ps.10 million in taxes, fees and contributions and (ii) an increase of Ps.7 million in advertising and other commercial expenses. Selling expenses associated with our Offices segment, measured as a percentage of this segment's revenues, decreased from 10.7% during the year ended June 30, 2018 to 4.4% during the year ended June 30, 2019.

Sales and developments. Selling expenses associated with the Sales and Developments segment increased 107.5%, from Ps.40 million during the year ended June 30, 2018 to Ps.83 million during the year ended June 30, 2019. This variation was mainly due to a Ps.46 million increase in taxes, fees and contributions. Selling expenses associated with our Sales and developments segment, measured as a percentage of this segment’s revenues, decreased from 19.0% during the year ended June 30, 2018 to 10.6% during the year ended June 30, 2019.

Hotels. Selling expenses associated with our Hotels segment increased 1.4%, from Ps.218 million during the year ended June 30, 2018 to Ps.221 million during the year ended June 30, 2019, mainly as a result of an increase of Ps.18 million in taxes, fees and contributions, offset by: (i) a decrease of Ps.9 million in fees and compensation for services, and (ii) a decrease of Ps.7 million in salaries, social security and other personnel expenses. Selling expenses associated with our Hotels segment measured as a percentage of this segment's revenues decreased from 12.7% during the year ended June 30, 2018 to 10.7% during the year ended June 30, 2019.

International. Selling expenses associated with the International segment did not show variations during the reported years.

Corporate. Selling expenses associated with the Corporate segment did not show variations during the reported years.

Others. Selling expenses associated with our Others segment increased Ps.10 million, from Ps.5 million during the year ended June 30, 2018 to Ps.15 million during the year ended June 30, 2019, mainly due to: (i) an increase of Ps.5 million in taxes, rates and contributions, (ii) an increase of Ps.2 million in advertising and other commercial expenses, and (iii) an increase of Ps.2 million in doubtful accounts. Selling expenses associated with our Others segment measured as a percentage of this segment's revenues decreased significantly, from 16.1% during the year ended June 30, 2018 to 11.3% during the year ended June 30, 2019.

Operations Center in Israel

Real estate. Selling expenses associated with the real estate segment increased from Ps.202 million during the period ended June 30, 2018 to Ps.270 million during the period ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine Peso of approximately 22%. Selling expenses associated with this segment measured as a percentage of revenues decreased 1.9% during the period ended June 30, 2018 to 1.8% during the period ended June 30, 2019.

Telecommunications. Selling expenses associated with the Telecommunications segment increased from Ps.7,038 million during the period ended June 30, 2018 to Ps.7,390 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a decrease in advertising expenses on the mobile phone line. Selling expenses associated with this segment measured as a percentage of revenues decreased from 20.5% during the period 2018 to 18.4% during the period 2019.

Others. Selling expenses associated with the Others segment increased from Ps.266 million during the period ended June 30, 2018 to Ps.303 million during the year ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a decrease in the marketing expenses of Bartan's new services.

 Other Operating results, net - Fiscal year 2019 compared to fiscal year 2018

Our Other Operating results, net, according to business segment reporting, decreased by Ps.1,731 million, from Ps.2,612 million in fiscal year 2018 to Ps.881 million in fiscal year 2019. This was mainly due to a Ps.505 million decrease in profits from the Agricultural Business; a Ps.519 million increase in losses in the Urban Properties and Investments Business at the Operations Center in Argentina, and a Ps.975 million decrease in the Operations Center in Israel from a gain of Ps.1,494 million to a gain of Ps.519 million.

Agricultural Business

Other Operating results, net associated with the Agricultural Business, according to the income statement, fell by 46.6% from a gain of Ps.1,083 million in fiscal year 2018 to a gain of Ps.581 million in fiscal year 2019.

In turn, Other operating results, net associated with our interests in joint ventures decrease by 100%, as consequence of Cresca S.A.’s spin-off.

On the other hand, inter-segment eliminations related to Other operating results, net decrease did not experience changes, a loss of Ps.6 million for both in fiscal years.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, Other operating results, net decreased by Ps.505 million, from a gain of Ps.1,079 million in fiscal year 2018 to a gain of Ps.574 million in fiscal year 2019.

Agricultural Production. Other Operating results, net associated with our Agricultural Production segment increase by Ps.345 million, from a gain of Ps.125 million in fiscal year 2018 to a gain of Ps.470 million in fiscal year 2019, primarily as a result of BrasilAgro’s and Cresud’s commodity derivatives.

Land Transformation and Sales. Other Operating results, net from this segment decrease by Ps.881 million from fiscal year 2018, as consequence of Cresca’s spin-off, to Ps.1 million in fiscal year 2019.

Others. Other Operating results, net associated with the Others segment rose by Ps.30 million, from a gain of Ps.73 million in fiscal year 2018 to a gain of Ps.103 million in fiscal year 2018, primarily in connection with the operations of our subsidiary FYO.

Urban Properties and Investments Business

Other operating results, net, according to the income statement, registered a decrease of Ps.1,228 million, from a net profit of Ps.1,529 million during the year ended June 30, 2018 to a net profit of Ps.301 million during the year ended June 30, 2019 (of which a net loss of Ps.218 million derives from the Operations Center in Argentina and a net profit of Ps.519 million from the Operations Center in Israel).

Other operating results, net from our joint ventures decreased Ps.106 million, from a net loss of Ps.25 million during the year ended June 30, 2018 (out of which a loss of Ps.24 million derives from the Sales and developments segment and Ps.1 million are allocated to the Shopping Malls segment) to a net loss of Ps.131 million during the year ended June 30, 2019 (out of which a loss of Ps.130 million is allocated to the Sales and Developments segment, a loss of Ps.3 million is allocated to the Shopping Malls segment within the Operations Center in Argentina and a net profit of Ps.2 million is allocated to the Offices segment).

Therefore, according to the information by segments (taking into account other operating results, net from our joint ventures and without considering those corresponding to inter-segment operations), other operating results, net recorded a decrease of Ps.1,383 million, from a net profit of Ps.1,465 million during the year ended June 30, 2018 to a net profit of Ps.82 million during the year ended June 30, 2019. Excluding the effect from the Operations Center in Israel, other operating results decreased in Ps.408 million.

Operations Center in Argentina

Shopping Malls. Other operating results, net from the Shopping Malls segment went from a loss of Ps.65 million during fiscal year 2018 to a loss of Ps.57 million during fiscal year 2019, mainly as a result of: (i) a recovery of litigation costs of Ps.15 million and (ii) an increase in the interest for late payment that is charged to our customers of Ps. 34 million; partially offset by: (iii) an increase in charity charges and others of Ps.30 millions. Other operating results, net from this segment as a percentage of the revenues from this segment remain flat in (1,0%) during fiscal year 2018 and 2019.

Offices. Other operating results, net, associated with our Offices segment decreased by 43.8%, from a loss of Ps.16 million during the year ended June 30, 2018 to a loss of Ps.23 million during the year ended June 30, 2019, mainly as a consequence of an increase in donations, among other items. Other operating results, net, of this segment, as a percentage of this segment’s revenues, decreased from 1.7% negative during the year ended June 30, 2018 to 1.5% negative during the year ended June 30, 2019.

Sales and developments. Other operating results, net, associated with our Sales and Developments segment decreased by 316.7%, from a profit of Ps.96 million during the year ended June 30, 2018 to a loss of Ps.208 million during the year ended June 30, 2019, mainly as a result of a provision set up for the plot of land owned by Puerto Retiro S.A., thus generating a negative result of Ps.197 million, compared to the previous year in which a positive result was obtained due to the sale of floors of Intercontinental Hotel by IRSA Propiedades Comerciales. Other operating results, net, of this segment, as a percentage of this segment's revenues, decreased from 45.7% positive during the year ended June 30, 2018 to 26.6% negative during the year ended June 30, 2019.

Hotels. Other operating results, net, associated with the Hotels segment increased 385.7%, from a loss of Ps.28 million during the year ended June 30, 2018 to a profit of Ps.80 million during the year ended June 30, 2019, mainly due to an insurance recovery associated with a boiler-related loss. Other operating results, net, of this segment, as a percentage of this segment's revenues increased from 1.6% negative during the year ended June 30, 2018 to 3.9% positive during the year ended June 30, 2019.

International. Other operating results, net, of this segment increased by 77.5%, from a net loss of Ps.40 million during the year ended June 30, 2018 to a loss of Ps.9 million during the year ended June 30, 2019, mainly due to lower donations and tax charges.

Corporate. Other operating results, net, associated with the Corporate segment did not show variations during the reported years.

Others. Other operating results, net, associated with the Others segment decreased Ps.244 million, from a net profit of Ps.24 million during the year ended June 30, 2018 to a net loss of Ps.220 million during the year ended June 30, 2019, mainly due to a negative result generated by the sale of Tarshop S.A. and lower results from Entertainment Holdings .S.A. Other operating results, net, of this segment, as a percentage of this segment's revenues increased from 77.4% positive during the year ended June 30, 2018 to 165.4% negative during the year ended June 30, 2019.

Operations Center in Israel

Real Estate. Other operating results, net associated with the Real Estate segment went from a profit of Ps.179 million during the period ended June 30, 2018 to Ps.0 million during the period ended June 30, 2019. This variation was due to the sale of fixed assets during this period.

Telecommunications. Other operating results, net associated with the Telecommunications segment went from a profit of Ps.540 million during the period ended June 30, 2018 to a net profit of Ps.278 million during the period ended June 30, 2019, due to the sale of the subsidiary Rimon during the period ended June 30, 2018.

Corporate. Other operating results, net associated with the Corporate segment went from a profit of Ps.798 million during the period ended June 30, 2018 to Ps.0 million during the period ended June 30, 2019. This variation was due to the favorable outcome of the trial won by Ma'ariv during the period ended June 30, 2018.

Others. Other operating results, net associated with the Others segment went from a loss of Ps.23 million during the period ended June 30, 2018 to a net profit of Ps.241 million during the period ended June 30, 2019. This variation was due to the result from the sale of Elron’s subsidiaries. During the period ended June 30, 2018, Cloudyn was sold, and during this fiscal year, Cybersecdo was sold, accompanied by a decrease in Bartan’s research and development expenses.

Management fees – Fiscal year 2019 compared to fiscal year 2018

The Company entered into a management agreement with Consultores Asset Management S.A., which provides for the payment of a fee equivalent to 10% of our profits as advisory fees in connection with all kinds of matters related to businesses and investments in the agricultural, real estate, financial, hotel and other sectors. Management fees amounted to Ps.1,019 million in fiscal year 2018. During fiscal year 2019 there was no charges in results for this concept.

Profit from Operations - Fiscal year 2019 compared to fiscal year 2018

The total consolidated profit from operations, pursuant to the income statement, decreased by 133.3%, from a profit of Ps.29,451 million during the year ended June 30, 2018 to a loss of Ps.9,807 million during the year ended June 30, 2019 (out of which a loss of Ps. 1,052 million derives from agricultural business, profit of Ps.9,681 million derives from the Operations Center in Israel and a loss of Ps.22,390 from the Operations Center in Argentina).

Profit from operations of our joint ventures decreased by 202.3%, from a loss of Ps.700 million during the year ended June 30, 2018 to a gain of Ps.716 million during the year ended June 30, 2019, mainly due to lower revenues from the net gain from fair value adjustment of investment properties.

On the other hand, profit from operations related to common maintenance expenses and collective promotion fund decrease rose by 159.0%, from a loss of Ps.1,020 million in fiscal year 20187 to no results in fiscal year 2019.

Finally, profit from operations generated by inter-segment operations decreased 166.7%, from a profit of Ps.9 million during the year ended June 30, 2018 to a loss of Ps.6 million during the year ended June 30, 2019.

Hence, according to business segment reporting (considering the profit from operations from all our joint ventures and without considering the profit from operations related to common maintenance expenses and collective promotion fund and inter-segment operations), profit from operations decreased by 132.2% from a profit of Ps.30,462 million in fiscal year 2018 (with Ps.3,244 million being attributable to the Agricultural Business, and Ps.3,224 million and Ps.8,778 million and Ps. 19,140 million to the Operations Center in Israel and the Operations Center in Argentina, respectively, both centers of the Urban Properties and Investments Business) to a loss of Ps.9,807 million in fiscal year 2019 (with a profit of Ps.2,192 million being attributable to the Agricultural Business, and a profit of Ps.9,681 million and a loss of Ps.22,390 million to the Operations Center in Israel and the Operations Center in Argentina, respectively, both centers of the Urban Properties and Investments Business).

Agricultural Business

Profits from operations from the Agricultural Business decreased by Ps.1,052 million (or 32.4%), from a gain of Ps.3,244 million in fiscal year 2018 to a gain of Ps.2,192 million in fiscal year 2019.

Agricultural Production. Profit from operations from the Agricultural Production segment increased by Ps.387 million, from a gain of Ps.1,228 million in fiscal year 2018 to a gain of Ps.1,615 million in fiscal year 2019.

Land Transformation and Sales. Profit from operations from the Land Transformation and Sales segment decreased by Ps.1,718 million, from a gain of Ps.2,164 million in fiscal year 2018 to a gain of Ps.446 million in fiscal year 2019.

Corporate. Profit from operations from the Corporate segment rise by Ps.35 million from a loss of Ps.157 million in fiscal year 2018 to a loss of Ps.192 million in fiscal year 2019.

Others. Profit from operations from the Others segment rise by Ps.314 million from a gain of Ps.9 million in fiscal year 2018 to a gain of Ps.323 million in fiscal year 2019.

Urban Properties and Investments Business

The total consolidated profit from operations, pursuant to the income statement, decreased by 143.9%, from a profit of Ps.27,521 million during the year ended June 30, 2018 to a loss of Ps.12,073 million during the year ended June 30, 2019 (out of which a profit of Ps.9,681 million derives from the Operations Center in Israel and a loss of Ps.21,754 from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, profit from operations decreased by 216.1%. The total consolidated profit from operations, measured as a percentage of revenues from sales, leases and services, decreased from 46.8% positive during the year ended June 30, 2018 to 17.3% negative during the year ended June 30, 2019. Without considering the effect from the Operations Center in Israel, the total consolidated profit from operations, measured as a percentage of total revenues, increased from 147.7% positive during the year ended June 30, 2018 to 166.8% negative during the year ended June 30, 2019.

Profit from operations of our joint ventures decreased by 201.3%, from a profit of Ps.707 million during the year ended June 30, 2018 (out of which a Ps.670 million profit derives from the Offices segment, a Ps.82 million profit is allocated to the Shopping Malls segment, and a Ps.45 million loss to the Sales and Developments segment of the Operations Center in Argentina), to a loss of Ps.716 million during the year ended June 30, 2019 (out of which a loss of Ps.494 million derives from the Offices segment; a loss of Ps.77 million is allocated to the Shopping Malls segment, a loss of Ps.145 million to the Sales and Developments of the Operations Center in Argentina), mainly due to lower revenues from the net gain from fair value adjustment of investment properties.

In turn, profit from operations associated with expenses and collective promotion fund remained stable during the reported years.

Finally, profit from operations generated by inter-segment operations increased 122.2%, from a loss of Ps.9 million during the year ended June 30, 2018 to a profit of Ps.2 million during the year ended June 30, 2019.

Therefore, according to the information by segments (taking into account profit from operations from our joint ventures and without considering those corresponding to expenses and collective promotion fund or to inter-segment operations), profit from operations decreased by 145.3% from a profit of Ps.28,219 million during the year ended June 30, 2018 to a loss of Ps.12,787 million during the year ended June 30, 2019 (out of which Ps.9,681 million derive from the Operations Center in Israel and a loss of Ps.22,468 from the Operations Center in Argentina). Without considering profit from operations from the Operations Center in Israel, profit from operations decreased by 215.6%. Profit from operations, measured as a percentage of revenues according to segment information, decreased from 50.5% during the year ended June 30, 2018 to 19.0% negative during the year ended June 30, 2019. Excluding the effect from the Operations Center in Israel, total profit from operations according to segment information, measured as a percentage of total revenues, increased from 200.3% positive during the year ended June 30, 2018 to 213.3% negative during the year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Operating income from the Shopping Malls segment went from a profit of Ps.9.539 million during fiscal year 2018, to a loss of Ps.24,050 million during fiscal year 2019. Operating income from the Shopping Malls segment as a percentage of the revenues from such segment went from 139.8% during fiscal year 2018 to a loss 402.4% during fiscal year 2019.

Offices. Profit from operations associated with our Offices segment decreased by 62.3%, from a profit of Ps.4,665 million during the year ended June 30, 2018 to a profit of Ps.1,757 million during the year ended June 30, 2019. The variation is mainly due to a decrease of Ps.3,553 million from the net gain from fair value adjustment of investment properties. Profit from operations of the Offices segment as a percentage of this segment's revenues decreased from 500.5% during the year ended June 30, 2018 to 112.2% during the year ended June 30, 2019.

Sales and developments. Profit from operations associated with our Sales and Developments segment decreased by 91.5%, from a Ps.5,158 million profit during the year ended June 30, 2018 to a Ps.437 million profit during the year ended June 30, 2019. This decrease is mainly due to a decrease of Ps.4,638 million in the net gain from fair value adjustment of investment properties. Profit from operations of the Sales and Developments segment as a percentage of this segment's revenues decreased from 2,456.2% during the year ended June 30, 2018 to 55.8% during the year ended June 30, 2019.

Hotels. Profit from operations associated with the Hotels segment showed an increase of 1,121.7%, from a loss of Ps.46 million during the year ended June 30, 2018 to a profit of Ps.470 million during the year ended June 30, 2019. This increase is mainly due to the increase in the average rate per room of our hotel portfolio (measured in pesos), thus generating an increase in revenues, and to the insurance recovery associated with the boiler-related loss in Intercontinental Hotel. Profit from operations of the Hotels segment as a percentage of this segment's revenues increased from 2.7% negative during the year ended June 30, 2018 to 22.7% positive during the year ended June 30, 2019.

International. Profit from operations associated with our International segment decreased by 24.6%, from a loss of Ps.122 million during the year ended June 30, 2018 to a loss of Ps.92 million during the year ended June 30, 2019. This variation is due to lower donations and tax charges.

Corporate. Profit from operations associated with our Corporate segment increased by 34.9%, from a loss of Ps.269 million during the year ended June 30, 2018 to a loss of Ps.363 million during the year ended June 30, 2019, mainly affected by general and administrative expenses.

Others. Profit from operations associated with our Others segment decreased by 355.3%, from a profit of Ps.215 million during the year ended June 30, 2018 to a loss of Ps.549 million during the year ended June 30, 2019. This variation is mainly due to a Ps.516 million decrease in the net gain from fair value adjustment of investment properties. Profit from operations of the Others segment as a percentage of this segment's revenues decreased from 693.5% positive during the year ended June 30, 2018 to 412.8% negative during the year ended June 30, 2019.

Operations Center in Israel

Real estate. Profit from operations of the Real Estate segment increased from Ps.9,220 million during the year ended June 30, 2018 to Ps.10,896 million during the year ended June 30, 2019. This variation was due to (i) a real revaluationthe NIS against the Argentine peso of approximately 22% and (ii) an increase in costs and a decrease in the net gain from fair value adjustment of investment properties.

Telecommunications. Profit from operations of the Telecommunications segment went from a net loss of Ps.1 million during the period ended June 30, 2018 to a net profit of Ps.97 million during the period ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against to the Argentine peso of approximately 22%, (ii) a decrease in operating expenses, due to increased efficiency measures implemented by Cellcom, and (iii) the growth in the fixed line and television segment.

Corporate. Profit from operations of the Corporate segment went from a net profit of Ps.201 million during the period ended June 30, 2018 to a net loss of Ps.740 million during the year ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22%, and (ii) the positive outcome of Ma'ariv's trial during the previous period.

Others. Profit from operations of the Others segment went from a net loss of Ps.640 million during the period ended June 30, 2018 to a net loss of Ps.572 million during the period ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by (ii) an increase in the other operating income of Elron and Bartan.

Share of profit/(loss) of associates and joint ventures - Fiscal year 2019 compared to fiscal year 2018

Share of loss of associates and joint ventures, according to the income statement, rose by 117.2%, from a loss of Ps.2,292 million in fiscal year 2018 to a loss of Ps.4,979 million in fiscal year 2019.

In addition, our share of profit (loss) from our interests in joint ventures, primarily from Cresca S.A. (Agricultural Production segment), Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment); and Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment), experienced a 186.6% decrease, from a gain of Ps.812 million in fiscal year 2018 to a loss of Ps.702 million in fiscal year 2019, mainly due to results from the joint venture Quality Invest S.A. due to lower results in the valuation of investment properties and Puerto Retiro S.A. due to a provision equivalent to 100% of the book value of the plot of land based on the evolution of the judicial actions that affect it.

According to business segment reporting, our share of profit/(loss) of associates and joint ventures increased by Ps.1,172 million from a loss of Ps.3,104 million in fiscal year 2018 to a loss of Ps.4,276 million in fiscal year 2019 (out of which a loss of Ps.19 million is attributable to the Agricultural Business, and losses in the amount of Ps.1,369 million loss and a profit of Ps.216 million are attributable to the Operations Center in Argentina and the Operations Center in Israel, respectively, both of them from the Urban Properties and Investments Business).

Agricultural Business

Agricultural Production. The profit from our interests in associates in this segment rose by 39.3% from a gain of Ps.28 million in fiscal year 2018 to a gain of Ps.39 million in fiscal year 2019, due to the profit from the investment in Agro-Uranga S.A.

Others. The loss from our interests in associates in this segment declined by 1,500.0% from a loss of Ps.2 million in fiscal year 2018 to a loss of Ps.32 million in fiscal year 2019, due to the loss from the investment in Agrofy Global.

Urban Properties and Investments Business

The share of profit / (loss) of associates and joint ventures, pursuant to the income statement, decreased by 97.1% from a loss of Ps.2,481 million during the year ended June 30, 2018 to a loss of Ps.4,889 million during the year ended June 30, 2019 (out of which a loss of Ps.4,932 million derives from the Operations Center in Argentina and a profit of Ps.43 million from the Operations Center in Israel). Excluding the results from the Operations Center in Israel, the share of profit / (loss) of associates and joint ventures decreased by 113.7%, mainly due to the negative results from the Sales and developments, International and Others segments.

Also, the net share of profit / (loss) of associates and joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), evidenced a decrease of 209.7%, going from a profit of Ps.649 million during the year ended June 30, 2018 to a loss of Ps.712 million during the year ended June 30, 2019, mainly due to results from the joint venture Quality Invest S.A. due to lower results in the valuation of investment properties and Puerto Retiro S.A. due to a provision equivalent to 100% of the book value of the plot of land based on the evolution of the judicial actions that affect it.

Operations Center in Argentina

Shopping Malls. In the segment information the share of profit / (loss) of joint venture Nuevo Puerto Santa Fe S.A. is exposed line by line on a consolidated basis.

Offices. In the information by segments, the share of profit / (loss) of joint venture Quality S.A. is exposed line by line on a consolidated basis.

Sales and developments. The share of profit / (loss) of joint ventures Cyrsa S.A. and Puerto Retiro S.A. are exposed line by line on a consolidated basis. The share of profit / (loss) of our associate Manibil S.A., which is disclosed in this line, decreased by Ps.29 million, from a profit of Ps.3 million during the year ended June 30, 2018 to a loss of Ps.26 million during the year ended June 30, 2019.

Hotels. This segment does not present results from the share of profit / (loss) of associates and joint ventures.

Internatioal. The share of profit / (loss) of associates and joint ventures of this segment increased by 16.9%, from a loss of Ps.3,096 million during the year ended June 30, 2018 to a loss of Ps.2,574 million during the year ended June 30, 2019, mainly generated by a negative result of our investment in New Lipstick LLC of Ps.2,604 million.

Others. The share of profit / (loos) of associates and joint ventures of the Others segment decreased Ps.1,862 million, from a profit of Ps.136 million during the year ended June 30, 2018 to a loss of Ps.1,726 million during the year ended June 30, 2019, mainly as a result of a loss from of our investments in Banco Hipotecario S.A. for Ps.1,688 million.

Operations Center in Israel

Real estate. The share of profit / (loss) of associates of this segment decreasedfrom a profit of Ps.233 million during the period ended June 30, 2018 to Ps.174 million during the period ended June 30, 2019 due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22% and (ii) lower results of Mehadrin and Pbel.

Supermarkets. The share of profit / (loss) of associates of this segment is Ps.502 million for the period ended June 30, 2019. It cannot be compared with the nine-month period ended June 30, 2018, as Shufersal deconsolidated on June 30, 2018.

Others. The share of profit / (loss) of associates of this segment went from a loss of Ps.406million during the period ended June 30, 2018 to a loss of Ps.633 million during the period ended June 30, 2019, due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22% and (ii) a lower result from investments of Epsilon.

Financial results, net - Fiscal year 2019 compared to fiscal year 2018

The financial results went from a loss of Ps.33,812 million during the year ended June 30, 2018 to a loss of Ps.12,361 million during the year ended June 30, 2019, this variation is mainly due to:

- Positive variation of the net exchange difference that went from a loss of Ps.13,704 million during the year ended June 30, 2018 to a profit of Ps.1,842 million during the year ended June 30, 2019. This variation lies in the fact that in fiscal year 2019 inflation was higher than devaluation (56% vs. 47%, respectively).

- Loss from debt swap of DIC for 4,297 million during the year 2018,

- Partially offset by an increase in net interest expense that went from a loss of Ps.14,507 million during the year 2018 to a loss of Ps.17,012 million during the year 2019.

Income tax - Fiscal year 2019 compared to fiscal year 2018

The Company applies the deferred tax method to calculate the income tax corresponding to the years presented, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a profit of Ps.5,461 million during the year ended June 30, 2018, to a loss of Ps.1,830 million during the year ended June 30, 2019, out of which a loss of Ps. 3,499 million come from the Agricultural Busines, a profit of Ps.3,128 million derives from the Operations Center in Argentina and a loss of Ps.1,459 derives from the Operations Center in Israel.

Profit for the year - Fiscal year 2019 compared to fiscal year 2018

As a result of the factors described above, the profit of the year, including the effect of discontinued operations, went from a profit of Ps.19,185 million during the year ended June 30, 2018 to a loss of Ps.28,497 million during the year ended June 30, 2019, out of which a loss of Ps. 1,548 million derives from the Agricultural Business, a loss of Ps.25,766 million derives from the Operations Center in Argentina and a loss of Ps.1,183 million from the Operations Center in Israel.

Results of Operations for the fiscal years ended June 30, 2018 and 2017

Below is a summary of the Company´s business lines and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2018 and 2017.

				Urban Properties and Investment business
	Operations Center in Argentina			Operations Center in Israel			Agricultural business			Subtotal			Total segment information			Joint ventures (i)			Discontinued operations (ii)			Adjustments (iii)			Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)			Total Statement of Income / Financial Position
	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.
Revenues	10,681	8,522	2,159	9,706	9,728	(22)	46,138	46,762	(624)	55,844	56,490	(646)	66,525	65,012	1,513	(77)	(162)	85	-	-	-	3,069	3,287	(218)	(231)	(230)	(1)	69,286	67,907	1,379
Costs	(9,163)	(7,474)	(1,689)	(1,975)	(2,107)	132	(29,624)	(29,965)	341	(31,599)	(32,072)	473	(40,762)	(39,546)	(1,216)	48	103	(55)	-	-	-	(3,110)	(3,343)	233	106	157	(51)	(43,718)	(42,629)	(1,089)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,070	111	959	-	-	-	-	-	-	-	-	-	1,070	111	959	3	16	(13)	-	-	-	-	-	-	98	50	48	1,171	177	994
Changes in the net realizable value of agricultural products after harvest	372	(252)	624	-	-	-	-	-	-	-	-	-	372	(252)	624	-	-	-	-	-	-	-	-	-	-	-	-	372	(252)	624
Gross profit / (loss)	2,960	907	2,053	7,731	7,621	110	16,514	16,797	(283)	24,245	24,418	(173)	27,205	25,325	1,880	(26)	(43)	17	-	-	-	(41)	(56)	15	(27)	(23)	(4)	27,111	25,203	1,908
Net gain from fair value adjustment of investment properties	151	673	(522)	13,860	(3,649)	17,509	3,575	779	2,796	17,435	(2,870)	20,305	17,586	(2,197)	19,783	(737)	(671)	(66)	-	-	-	-	-	-	-	-	-	16,849	(2,868)	19,717
Gain from disposal of farmlands	1,159	441	718	-	-		-	-		-	-	-	1,159	441	718	-	-	-	-	-	-	-	-	-	-	-	-	1,159	441	718
General and administrative expenses	(967)	(917)	(50)	(1,634)	(1,510)	(124)	(5,299)	(5,583)	284	(6,933)	(7,093)	160	(7,900)	(8,010)	110	28	14	14	-	-	-	-	-	-	23	16	7	(7,849)	(7,980)	131
Selling expenses	(1,138)	(1,120)	(18)	(788)	(769)	(19)	(7,506)	(8,051)	545	(8,294)	(8,820)	526	(9,432)	(9,940)	508	11	14	(3)	-	-	-	-	-	-	9	8	1	(9,412)	(9,918)	506
Other operating results, net	1,079	347	732	(29)	(679)	650	1,494	(8)	1,502	1,465	(687)	2,152	2,544	(340)	2,884	24	(20)	44	-	-	-	40	56	(16)	4	6	(2)	2,612	(298)	2,910
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,019)	(433)	(586)	-	-	-	(1,019)	(433)	(586)
Profit / (Loss) from operations	3,244	331	2,913	19,140	1,014	18,126	8,778	3,934	4,844	27,918	4,948	22,970	31,162	5,279	25,883	(700)	(706)	6	-	-	-	(1,020)	(433)	(587)	9	7	2	29,451	4,147	25,304
Share of (loss) / profit of associates and joint ventures	26	8	18	(2,957)	(965)	(1,992)	(173)	38	(211)	(3,130)	(927)	(2,203)	(3,104)	(919)	(2,185)	812	121	691	-	-	-	-	-	-	-	-	-	(2,292)	(798)	(1,494)
Segment profit / (loss)	3,270	339	2,931	16,183	49	16,134	8,605	3,972	4,633	24,788	4,021	20,767	28,058	4,360	23,698	112	(585)	697	-	-	-	(1,020)	(433)	(587)	9	7	2	27,159	3,349	23,810

Agricultural business

Below is a summary analysis of the business lines of Agricultural business for the years ended June 30, 2018 and 2017

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.
Revenues	6,275	4,705	1,570	-	-	-	-	-	-	4,406	3,817	589	10,681	8,522	2,159
Costs	(5,169)	(3,968)	(1,201)	(25)	(34)	9	-	-	-	(3,969)	(3,472)	(497)	(9,163)	(7,474)	(1,689)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,076	109	967	-	-	-	-	-	-	(6)	2	(8)	1,070	111	959
Changes in the net realizable value of agricultural products after harvest	372	(252)	624	-	-	-	-	-	-	-	-	-	372	(252)	624
Gross profit / (loss)	2,554	594	1,960	(25)	(34)	9	-	-	-	431	347	84	2,960	907	2,053
Net gain from fair value adjustment of investment properties	-	-	-	151	673	(522)	-	-	-	-	-	-	151	673	(522)
Gain from disposal of farmlands	-	-	-	1,159	441	718	-	-	-	-	-	-	1,159	441	718
General and administrative expenses	(615)	(558)	(57)	(2)	(2)	-	(157)	(185)	28	(193)	(172)	(21)	(967)	(917)	(50)
Selling expenses	(836)	(812)	(24)	-	-	-	-	-	-	(302)	(308)	6	(1,138)	(1,120)	(18)
Other operating results, net	125	282	(157)	881	-	881	-	-	-	73	65	8	1,079	347	732
Profit / (Loss) from operations	1,228	(494)	1,722	2,164	1,078	1,086	(157)	(185)	28	9	(68)	77	3,244	331	2,913
Share of profit of associates and joint ventures	28	16	12	-	-	-	-	-	-	(2)	(8)	6	26	8	18
Segment profit / (loss)	1,256	(478)	1,734	2,164	1,078	1,086	(157)	(185)	28	7	(76)	83	3,270	339	2,931

Urban Properties and Investments Business

Operations Center in Argentina

Below is a summary analysis of the business lines of the Urban Properties Investments Business - Operations Center in Argentina for the years ended June 30, 2018 and 2017

	Shopping Malls			Offices			Sales and developments			Hotels			Internacional			Corporate			Others			Total
	Var.	06.30.17	Var.	06.30.17	06.30.17	Var.	06.30.18	06.30.17	Var.	Var.	06.30.17	Var.	06.30.17	06.30.17	Var.	0	06.30.17	Var.	0	06.30.17	Var.	06.30.18	06.30.17	Var.
Revenues	6,822	6,991	(169)	932	945	(13)	210	203	7	1,711	1,577	134	-	-	-	-	-	-	31	12	19	9,706	9,728	(22)
Costs	(580)	(745)	165	(87)	(147)	60	(104)	(103)	(1)	(1,170)	(1,104)	(66)	-	-	-	-	-	-	(34)	(8)	(26)	(1,975)	(2,107)	132
Gross profit / (loss)	6,242	6,246	(4)	845	798	47	106	100	6	541	473	68	-	-	-	-	-	-	(3)	4	(7)	7,731	7,621	110
Net gain from fair value adjustment of investment properties	4,384	(5,883)	10,267	4,088	1,293	2,795	5,134	290	4,844	-	-	-	-	-	-	-	-	-	254	651	(397)	13,860	(3,649)	17,509
General and administrative expenses	(597)	(582)	(15)	(152)	(157)	5	(138)	(73)	(65)	(341)	(304)	(37)	(82)	(89)	7	(269)	(290)	21	(55)	(15)	(40)	(1,634)	(1,510)	(124)
Selling expenses	(425)	(401)	(24)	(100)	(103)	3	(40)	(42)	2	(218)	(216)	(2)	-	-	-	-	-	-	(5)	(7)	2	(788)	(769)	(19)
Other operating results, net	(65)	(75)	10	(16)	(22)	6	96	(73)	169	(28)	2	(30)	(40)	(528)	488	-	-	-	24	17	7	(29)	(679)	650
Profit / (Loss) from operations	9,539	(695)	10,234	4,665	1,809	2,856	5,158	202	4,956	(46)	(45)	(1)	(122)	(617)	495	(269)	(290)	21	215	650	(435)	19,140	1,014	18,126
Share of profit of associates and joint ventures	-	-	-	-	-	-	3	(16)	19	-	-	-	(3,096)	(352)	(2,744)	-	-	-	136	(597)	733	(2,957)	(965)	(1,992)
Segment profit / (loss)	9,539	(695)	10,234	4,665	1,809	2,856	5,161	186	4,975	(46)	(45)	(1)	(3,218)	(969)	(2,249)	(269)	(290)	21	351	53	298	16,183	49	16,134

 Operations Center in Israel

Below is a summary analysis of the business lines of the Urban Properties Investments Business - Operations Center in Israel for the years ended June 30, 2018 and 2017

	Real Estate			Supermarkets			Telecommunications			Insurance			Corporate			Others			Total
	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.	06.30.18	06.30.17	Var.
Revenues	10,763	10,480	283	-	-	-	34,332	35,062	(730)	-	-	-	-	-	-	1,043	1,220	(177)	46,138	46,762	(624)
Costs	(4,451)	(4,971)	520	-	-	-	(24,621)	(24,536)	(85)	-	-	-	-	-	-	(552)	(458)	(94)	(29,624)	(29,965)	341
Gross profit / (loss)	6,312	5,509	803	-	-	-	9,711	10,526	(815)	-	-	-	-	-	-	491	762	(271)	16,514	16,797	(283)
Net gain from fair value adjustment of investment properties	3,575	779	2,796	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,575	779	2,796
General and administrative expenses	(644)	(636)	(8)	-	-	-	(3,214)	(3,499)	285	-	-	-	(597)	(836)	239	(844)	(612)	(232)	(5,299)	(5,583)	284
Selling expenses	(202)	(199)	(3)	-	-	-	(7,038)	(7,491)	453	-	-	-	-	-	-	(266)	(361)	95	(7,506)	(8,051)	545
Other operating results, net	179	70	109	-	-	-	540	238	302	-	-	-	798	(105)	903	(23)	(211)	188	1,494	(8)	1,502
Profit / (Loss) from operations	9,220	5,523	3,697	-	-	-	(1)	(226)	225	-	-	-	201	(941)	1,142	(642)	(422)	(220)	8,778	3,934	4,844
Share of profit of associates and joint ventures	233	66	167	-	-	-	-	-	-	-	-	-	-	-	-	(406)	(28)	(378)	(173)	38	(211)
Segment profit / (loss)	9,453	5,589	3,864	-	-	-	(1)	(226)	225	-	-	-	201	(941)	1,142	(1,048)	(450)	(598)	8,605	3,972	4,633

Revenues - Fiscal year 2018 compared to fiscal year 2017

Total revenues from sales, rentals and services, according to business segment reporting, rose by 2.0%, from Ps.67,907 million in fiscal year 2018 to Ps.69,286 million in fiscal year 2017. This was mainly due to a Ps.2,159 million increase in the Agricultural Business and a Ps.646 million decrease in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by a loss of Ps.624 million and to the Operations Center in Argentina by a loss of Ps.22 million.

Agricultural Business

Total revenues, according to the income statement, rose by 27.0%, from Ps.8,238 million in fiscal year 2017 to Ps.10,462 million in fiscal year 2018. This was due to the following increases: Ps.1,658 million in the Agricultural Production segment and Ps.566 million in the Others segment.

In turn, revenues from our interests in joint ventures declined by 100%, or Ps.68 million, mainly as a consequence of Cresca S.A.’s spin-off.

On the other hand, inter-segment revenues rose by 1.4%, from Ps.216 million in fiscal year 2017 to Ps.219 million in fiscal year 2018, mainly as a result of the leases of croplands between our subsidiary BrasilAgro and its subsidiaries, which were reclassified from the Agricultural Production segment to the Rentals and Services segment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, our revenues increased by 25.3%, from Ps.8,522 million in fiscal year 2017 to Ps.10,681 million in fiscal year 2018.

Agricultural Production. Total revenues from the Agricultural Production segment rose by 33.4% from Ps.4,705 million in fiscal year 2017 to Ps.6,275 million in fiscal year 2018, primarily as a consequence of:

● a Ps.785 million increase in revenues from crop sales, resulting from a 6% rise in the average price of crops sold, from Ps.6,665 per ton in fiscal year 2017 to Ps.7,060 per ton in fiscal year 2018; along with an increase of 84,545 tons in the volume of crops sold in fiscal year 2018 vis-a-vis the previous fiscal year;

● a Ps.607 million rise in revenues from sugarcane sales, mainly attributable to an increase of 816,146 tons (or 90%) in the volume of sugarcane sold in fiscal year 2018 vis-a-vis the previous fiscal year, following the inclusion of additional hectares from San José farm in Brazil.

● a Ps.93 million increase in revenues from cattle and milk sales, primarily attributable to an increase of 7,454 Ton. in the volume of cattle sold in fiscal year 2018 compared to the previous fiscal year, offset, in part, by a 14.4% decline in the average price of cattle; and

● a Ps.85 million increase in revenues from rentals and services, mainly as a consequence of: (i) an increase in revenues from seed production mainly caused by the higher volume attained (up by 19%), a 55% increase in the selling price, and a 10% increase in the average yield; (ii) an increase in rental revenues in Brazil, caused by a larger leased area and increased prices, driven by the year-on-year increase in the average exchange rate; and (iii) an increase in revenues from Feedlot services and pastures.

Others. Total revenues from the Others segment rose by 15.4% from Ps.3,817 million in fiscal year 2017 to Ps.4,406 million in fiscal year 2018, as a consequence of:

● a Ps.461million increase in revenues from agro-industrial activities

● a Ps.128 million increase in revenues from sales on consignment, brokerage fees and others.

Urban Properties and Investments Business

Revenues from sales, leases and services, according to the income statement, decreased by Ps.845 million, from Ps.59,669 million during the year ended June 30, 2017 to Ps.58,824 million during the year ended June 30, 2018 (out of which Ps.46.13 million were generated by the Operations Center in Israel and Ps.12,686 million derive from the Operations Center in Argentina). Excluding revenues from the Operations Center in Israel, revenues from sales, leases and services decreased by 1.7%.

In turn, revenues from expenses and collective promotion fund decreased by 6.6%, from Ps.3,287 million (out of which Ps.3,025 million are allocated to the Shopping Malls segment and Ps. 262 million to the Offices segment of the Operations Center in Argentina) during the year ended June 30, 2017, to Ps.3,069 million (out of which Ps.2,874 million are allocated to the Shopping Malls segment and Ps.195 million to the Offices segment) during the year ended June 30, 2018.

Likewise, revenues from our joint ventures decreased by 17.0%, from Ps.94 million during the year ended June 30, 2017 (out of which Ps.58 million are allocated to the Shopping Malls segment, Ps.31 million to the Offices segment and Ps.5 million to the Sales and Developments segment of the Operations Center in Argentina) to Ps.78 million during the year ended June 30, 2018 (out of which Ps.59 million are allocated to the Shopping Malls segment, Ps.8 million to the Offices segment and Ps.11 million to the Sales and Developments Segment of the Operations Center in Argentina).

Finally, revenues from inter-segment operations decreased 14.3%, from Ps.14 million during the year ended June 30, 2017 to Ps.12 million during the year ended June 30, 2018.

Therefore, according to the information by segments (taking into account revenues from our joint ventures and without considering revenues from expenses and collective promotion fund or revenues from inter-segment operations), revenues experienced a decrease of Ps.645 million, from Ps.56,490 million during the year ended June 30, 2017 to Ps.55,845 million during the year ended June 30, 2018 (out of which Ps.46,138 million derive from the Operations Center in Israel and Ps.9,707 million derive from the Operations Center in Argentina). Without considering revenues from the Operations Center in Israel, revenues, according to the information by segments, decreased by 0.2%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased 2,4%, from Ps.6,991 million during fiscal year 2017 to Ps.6,822 million during fiscal year 2018, mainly attributable to: (i) a Ps.139 million decreased in revenue from averaging of scheduled rent escalation; (ii) a Ps.94 million decrease in contingent rental; (iii) a Ps.58 million decreased in the revenues from admission rights, partially mitigated by (iv) an increase of Ps. 132 in basic lease, among other things.

Offices. Revenues from the Offices segment decreased 1.4%, from Ps.945 million during the year ended June 30, 2017 to Ps.932 million during the year ended June 30, 2018. This variation is explained by a slight variation in rental revenue.

Sales and developments. Revenues from the Sales and Developments segment registered an increase of 3.4%, from Ps.203 million during the year ended June 30, 2017 to Ps.210 million during the year ended June 30, 2018. This segment often varies significantly from year to year due to the non-recurrence of the different sales operations carried out by the Group over time.

Hotels. Revenues from our Hotels segment increased by 8.5%, from Ps.1,577 million during the year ended June 30, 2017 to Ps.1,711 million during the year ended June 30, 2018, mainly due to an increase in the average rate per room of our hotel portfolio (measured in pesos).

International. Revenues associated with our International segment did not present variations during the reported years.

Corporate. Revenues associated with our Corporate segment did not present variations during the reported years.

Others. Revenues associated with out Others segment increased 158.3% from Ps.12 million during the year ended June 30, 2017 to Ps.31 million during the year ended June 30, 2018. These are mainly due to the increase in rental income due to events recorded in Entertainment Holding S.A.

Operations Center in Israel

Real estate. Revenues from the Real estate segment increased from Ps.10,480 million during the year ended June 30, 2017 to Ps.10,763 million during the year ended June 30, 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso, (ii) an increase in the rentable square meters and (iii) an increase in the price of leases.

Telecommunications. Revenues from the Telecommunications segment decreased from Ps.35,062 million during the year ended June 30, 2017 to Ps.34,330 million during the year ended June 30, 2018. This variation was due to a real devaluation of 1% of the NIS against the Argentine peso together with the constant erosion in the revenues of mobile services, which was partially offset by an increase in revenues related to fixed lines, television and internet.

Others. Revenues from the Others segment decreased from Ps.1,220 million during the year ended June 30, 2017 to Ps.1,045 million during the year ended June 30, 2018. This variation was due to a real devaluation of 1% of the NIS against the Argentine peso.

Costs - Fiscal year 2018 compared to fiscal year 2017

The Comapany’s total costs, according to business segment reporting, rose by 2.6%, from Ps.42,629 million in fiscal year 2017 to Ps.43,718 million in fiscal year 2018. This was due to a Ps.1,689 million increase in the Agricultural Business and a Ps.473 million increase in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps.341 million and to the Operations Center in Argentina by Ps.132 million.

Agricultural Business

Total costs, according to the income statement, rose by 24.8%, from Ps.7,257 million in fiscal year 2017 to Ps.9,057 million in fiscal year 2018. Such variation was mainly attributable to: a Ps.1,250 million increase in the Agricultural Production segment; a Ps.9 million decrease in the Land Transformation and Sales segment, and an increase of Ps.559 million the Others segment.

In turn, costs of our joint ventures declined by 100%, or Ps.60 million, as a consequence of Cresca S.A.’s spin-off.

Similarly, inter-segment costs fell by Ps.51 million, from Ps.157 million in fiscal year 2017 to Ps.106 million in fiscal year 2018, mainly as a result of the incremental cost of sales of crops and sugarcane during the year, attributable to leases of croplands between our subsidiary BrasilAgro and its subsidiaries, which were reclassified from the Crops and Sugarcane segment to the Rentals and Services segment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, costs increased by 22.6%, from Ps.7,474 million in fiscal year 2017 to Ps.9,163 million in fiscal year 2018. Total costs in the Agricultural Business, as a percentage of revenues derived from this segment, declined from 87.7% in fiscal year 2017 to 85.8% in fiscal year 2018.

 Agricultural Production. Total costs in our Agricultural Production segment rose by 30.3% from Ps.3,968 million in fiscal year 2017 to Ps.5,169 million in fiscal year 2018, primarily as a consequence of:

● a Ps.513 million increase in costs of sales of crops, mainly caused by a 18.4% rise in the volume of tons sold relative to the previous fiscal year;

● a Ps.592 million increase in costs of sales of sugarcane, mainly attributable to an increase of 816,146 tons (or 90%) in the volume of sugarcane sold in fiscal year 2018 vis-a-vis the previous fiscal year, following the inclusion of additional hectares from San José farm in Brazil,

● a Ps.76 million increase in costs of sales of cattle and milk, mainly as a result of an increase of 7,454 Ton. in the volume of cattle sold in fiscal year 2018 compared to the previous fiscal year, offset, in part, by a 28% decline in the average price of cattle sold; and

●  a Ps.20 million increase in costs of rentals and services, mainly attributable to a Ps.15 million increase in the Feedlot service cost.

Total costs of the Agricultural Production segment, as a percentage of revenues derived from this segment, declined from 84.3% in fiscal year 2017 to 82.4% in fiscal year 2018.

Land Transformation and Sales. Total costs in the Land Transformation and Sales segment decreased by 26.5% from Ps.34 million in fiscal year 2017 to Ps.25 million in fiscal year 2018.

Others. Total costs in the Others segment rose by 14.3% from Ps.3,472 million in fiscal year 2017 to Ps.3,969 million in fiscal year 2018, primarily as a consequence of:

● a Ps.386 million increase in agro-industrial costs, mostly driven by the incremental slaughtering volume, coupled with a strong rise in the acquisition costs of all of its components;

● a Ps.111 million increase in revenues from sales on consignment, brokerage fees and others.

Total costs in the Others segment, as a percentage of revenues derived from this segment, experienced a slight decline from 91.6% in fiscal year 2017 to 90.1% in fiscal year 2018.

Urban Properties and Investments Business

Total consolidated costs, according to the income statement, decreased Ps.724 million, from Ps.35,370 million during the year ended June 30, 2017 to Ps.34,646 million during the year ended June 30, 2018 (out of which Ps.29,624 million derive from the Operations Center in Israel and Ps.5,022 million from the Operations Center in Argentina). Excluding costs from the Operations Center in Israel, costs decreased by 7.1%. Furthermore, total consolidated costs measured as a percentage of total consolidated revenues decreased from 59.3% during the year ended June 30, 2017 to 58.9% during the year ended June 30, 2018, mainly from the Operations Center in Israel. Excluding costs from the Operations Center in Israel, total consolidated costs measured as a percentage of total revenues decreased from 41.9% during the year ended June 30, 2017 to 39.6% during the year ended June 30, 2018.

In turn, costs related to expenses and collective promotions fund decreased by 7.0%, from Ps.3,343 million during the year ended June 30, 2017 (out of which Ps.3,113 million are allocated to the Shopping Malls segment and Ps.230 million to the Offices segment of the Operations Center in Argentina) to Ps.3,110 million during the year ended June 30, 2018 (out of which Ps.2,937 million are allocated to the Shopping Malls segment and Ps.173 million to the Offices segment of the Operations Center in Argentina) due mainly to lower costs originated by our Shopping Malls, which decreased by 5.7%, from Ps.3,113 million during the year ended June 30, 2017 to Ps.2,937 million during the year ended June 30, 2018.

Likewise, costs from our joint ventures showed an increase of 11.6%, from Ps.43 million during the year ended June 30, 2017 (out of which Ps.14 million are allocated to the Shopping Malls segment, Ps.19 million to the Offices segment and Ps.10 million to the Sales and Developments segment of the Operations Center in Argentina) to Ps.48 million during the year ended June 30, 2018 (out of which Ps.7 million are allocated to the Shopping Malls segment, Ps.33 million to the Offices segment and Ps.8 million to the Sales and Developments segment of the Operations Center in Argentina).

Finally, costs from inter-segment operations did not present significant variations during the reported years.

Therefore, according to the information by segments (taking into account the costs coming from our joint ventures and without considering the costs from expenses and collective promotion fund or the costs from inter-segment operations), costs evidenced a decrease of Ps.486 million, from Ps.32,070 million during the year ended June 30, 2017 to Ps.31,584 million during the year ended June 30, 2018 (out of which Ps.29,625 million derive from the Operations Center in Israel and Ps.1,960 million from the Operations Center in Argentina). Excluding costs from the Operations Center in Israel, costs decreased by 6.9%. Likewise, total costs measured as a percentage of total revenues, according to information by segments, slightly decreased from 56.8% during the year ended June 30, 2017 to 56.6% during the year ended June 30, 2018, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total costs measured as a percentage of total revenues decreased from 21.6% during the year ended June 30, 2017 to 20.2% during the year ended June 30, 2018.

Operations Center in Argentina

Shopping Malls. The costs of our Shopping Malls segment decreased 22.1%, from Ps.745 million during fiscal year 2017 to Ps.580 million during fiscal year 2018, mainly generated by: (i) a decrease in costs of leases and expenses for Ps.149 million due to the absorbing of the expenses and collective promotion fund deficit; (ii) a decrease in the fees and compensations for services of Ps.11 millions and (iii) a decrease in the maintenance, security, cleaning, repairs and related expenses of Ps.11 million. The Shopping Malls segment costs, as a percentage of revenues from this segment, decreased from 10.9% during fiscal year 2017 to 8.5% during fiscal year 2018.

Offices. Costs in the Offices segment decreased by 40.8%, from Ps.147 million during the year ended June 30, 2017 to Ps.87 million during the year ended June 30, 2018, mainly due to: (i) a decrease in depreciation and amortization of Ps.127 million, offset by: (i) an increase in maintenance, repairs and services of Ps.14 million; (i) an increase in leases and expenses of Ps.11 million; (iii) higher fees and compensation for services of Ps.8 million and (iv) an increase in taxes, fees and contributions of Ps.6 million. Costs in the Offices segment, measured as a percentage of revenues of this segment, decreased from 15.6% during the year ended June 30, 2017 to 79.3% during the year ended June 30, 2018.

Sales and developments. Costs associated with our Sales and Developments segment registered an increase of 1.0%, from Ps.103 million during the year ended June 30, 2017 to Ps.104 million during the year ended June 30, 2018. The costs of the Sales and Developments segment, measured as a percentage of revenues from this segment decreased from 50.7% during the year ended June 30, 2017 to 49.5% during the year ended June 30, 2018.

Hotels. Costs in the Hotels segment increased by 6.0%, from Ps.1,104 million during the year ended June 30, 2017 to Ps.1,170 million during the year ended June 30, 2018, mainly as a result of: (i) an increase of Ps.22 million in costs of salaries, social security and other personnel expenses; (ii) an increase of Ps.19 million in fees and compensation for services, and (iii) an increase of Ps.19 million in depreciation and amortization. Costs in the Hotels segment, measured as a percentage of revenues of this segment, decreased from 70.0% during the year ended June 30, 2017 to 68.4% during the year ended June 30, 2018.

International. Costs in the International segment did not change during the reported years.

Corporate. Costs in the Corporate segment did not change during the reported years.

Others. Costs in the Others segment increased by 325.0%, from Ps.8 million during the year ended June 30, 2017 to Ps.34 million during the year ended June 30, 2018, mainly as a result of: (i) an increase of Ps.12 million in leases and expenses; (ii) an increase of Ps.8 million in salaries, social security and other personnel expenses; and (iii) an increase of Ps.3 million in fees and compensation for services.

Operations Center in Israel

Real estate. Real estate segment costs decreased from Ps.4,971 million during the year ended June 30, 2017 to Ps.4,451 million during the year ended June 30, 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso, partially offset by (ii) a decrease in the cost due to the lower sale of residential apartments.

Telecommunications. Costs in the Telecommunications segment increased from Ps.24,536 million during the year ended June 30, 2017 to Ps.24,621 million during the year ended June 30, 2018. This variation was due to a real devaluation of 1% of the NIS compared to the Argentine peso, partially offset by a slight increase in costs related to television content.

Others. Costs in the Others segment increased from Ps.458 million during the year ended June 30, 2017 to Ps.552 million during the year ended June 30, 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso, and (ii) an increase in the costs of Bartan.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest - Fiscal year 2018 compared to fiscal year 2017

Our revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest, according to the income statement, rose by 561.6%, from Ps.177 million in fiscal year 2017 to Ps.1,171 million in fiscal year 2018.

In turn, our revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest derived from our interests in joint ventures shrank by 81.3% from Ps.16 million in fiscal year 2017 to Ps.3 million in fiscal year 2018.

On the other hand, inter-segment revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest rose by Ps.48 million, from Ps.50 million in fiscal year 2017 to Ps.98 million in fiscal year 2018.

Hence, according to business segment reporting and considering all our joint ventures, revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest rose by 864.0%, from Ps.111 million in fiscal year 2017 to Ps.1,070 million in fiscal year 2018. Such increase was mainly driven by:

●  a Ps.790 million increase in income from crop production mainly caused by: (i) increased profits derived from Argentine-source corn and soybean, primarily attributable to higher prices and the substantial increase in the exchange rate, offset, in part, by lower yields; and (ii) the profits derived from Brazilian soybean, as a consequence of a more extensive harvested area and higher yields and prices; and

● a Ps.336 million increase in profits from sugarcane production, mainly of Brazilian source, as a consequence of incremental production due to a more extensive area and higher prices, offset, in part, by lower yields and rising costs.

● a higher loss for cattle and milk production Ps.167 million

Changes in the net realizable value of agricultural produce after harvest - Fiscal year 2018 compared to fiscal year 2017

Revenues derived from changes in the net realizable value of agricultural produce after harvest, according to the income statement, experienced substantial growth, from a loss of Ps.252 million in fiscal year 2017 to a gain of Ps.372 million in fiscal year 2018. This was primarily originated in Argentina, following the profits made during the current period as a result of the rising prices for corn, soybean and wheat, vis-a-vis the loss posted during the previous period, due to the adjustment of corn and soybean prices after having reached record highs by the end of June 2016.

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

Gross Profits - Fiscal year 2018 compared to fiscal year 2017

As a result of the above mentioned factors, the Company’s gross profit, according to business segment reporting, rose by 7.6%, from Ps.25,203 million in fiscal year 2017 to Ps.27,111 million in fiscal year 2018 This was primarily attributable to: a 226.4% rise in the Agricultural Business, from Ps.907 million in fiscal year 2017 to Ps.2,960 million in fiscal year 2018; a 1.7% decrease in profits from the Operations Center in Israel at the Urban Properties and Investments Business, from Ps.16,797 million in fiscal year 2017 to Ps.16,514 million in fiscal year 2018; and a 1.4% increase in the Operations Center in Argentina at the Urban Properties and Investments Business, from Ps.7,621 million in fiscal year 2017 to Ps.7,731 million in fiscal year 2017.

Agricultural Business

As a result of the above mentioned factors, our gross profit rose by 226.4%, from Ps.907 million in fiscal year 2017 to Ps.2,960 million in fiscal year 2018.

Agricultural Production. Gross profit from this segment rose by 330.3% from Ps.594 million in fiscal year 2017 to Ps.2,554 million in fiscal year 2018.

Land Transformation and Sales. Gross loss from this segment rose by 26.5% from Ps.34 million in fiscal year 2017 to Ps.25 million in fiscal year 2018.

Others. Gross profit from this segment rose by 24.2% from Ps.347 million in fiscal year 2017 to Ps.431 million in fiscal year 2018.

Urban Properties and Investments Business

In turn, total gross profit for expenses and collective promotion fund decreased Ps.15 million, from Ps.56 million during the year ended June 30, 2017 (out of which a profit of Ps.88 million derives from the Shopping Malls segment and a loss of Ps.32 million from the Offices segment), to Ps.41 million during the year ended June 30, 2018 (out of which a profit of Ps.63 million derives from the Shopping Malls segment and a loss of Ps.22 million from the Offices segment).

Additionally, the gross profit of our joint ventures decreased by 41.2%, from Ps.51 million during the year ended June 30, 2017 to Ps.30 million during the year ended June 30, 2018.

Therefore, according to the information by segments (taking into account the gross profit from our joint ventures and without considering the gross profit corresponding to expenses and collective promotion fund or to inter-segment operations), gross profit decreased by Ps.159 million, from Ps.24,420 million during the year ended June 30, 2017 (out of which Ps.16,797 million derive from the Operations Center in Israel and Ps.7,623 million from the Operations Center in Argentina) to Ps.24,261 million during the year ended June 30, 2018 (out of which Ps.16,514 million derive from the Operations Center in Israel and Ps.7,747 million from the Operations

Center in Argentina). Excluding the effect from the Operations Center in Israel, gross profit increased by 1.6%. Likewise, gross profit, measured as a percentage of revenues, according to information by segments, increased slightly from 43.2% during the year ended June 30, 2017 to 43.4% during the year ended June 30, 2018. Without considering the effect of the Operations Center in Israel, the gross profit measured as a percentage of total revenues increased from 78.4% during the year ended June 30, 2017 to 79.8% during the year ended June 30, 2018.

Operations Center in Argentina

Shopping Malls. Gross profit from the Shopping Malls segment decreased 0.1%, from Ps.6,246 million during fiscal year 2017 to Ps.6,242 million for fiscal year 2018. Gross profit from our Shopping Malls segment as a percentage of revenues for the segment increased from 89.3% during fiscal year 2017 to 91.5% during fiscal year 2018.

Offices. Gross profit of the Offices segment increased by 5.9%, from Ps.798 million during the year ended June 30, 2017 to Ps.845 million during the year ended June 30, 2018. Gross profit of the Offices segment, measured as a percentage of revenues of this segment, increased from 84.4% during the year ended June 30, 2017 to 90.7% during the year ended June 30, 2018.

Sales and developments. Gross profit of the Sales and Developments segment increased by 6.0%, from Ps.100 million during the year ended June 30, 2017 to Ps.106 million during the year ended June 30, 2018, mainly as a result of a slight increase in sales recorded during the year ended June 30, 2018. The gross profit of the Sales and Developments segment, measured as a percentage of this segment's revenues, increased from 49.3% during the year ended June 30, 2017 to 50.5% during the year ended June 30, 2018.

Hotels. Gross profit for the Hotels segment increased by 14.4% from Ps.473 million during the year ended June 30, 2017 to Ps.5141 million during the year ended June 30, 2018. The gross profit of the Hotels segment, measured as a percentage of revenues of this segment, increased from 30.0% during the year ended June 30, 2017 to 31.6% during the year ended June 30, 2018.

International. Gross profit of the International segment did not present variations during the reported years.

Corporate. Gross profit of the Corporate segment did not present variations during the reported years.

Others. Gross profit from the Others segment decreased by 175.0%, from a profit of Ps.4 million during the year ended June 30, 2017 to a loss of Ps.3 million during the year ended June 30, 2018. The gross profit of the Others segment, measured as a percentage of revenues of this segment decreased from 33.3% during the year ended June 30, 2017 to 9.7% negative during the year ended June 30, 2018.

Operations Center in Israel

Real estate. Gross profit of the Real estate segment increased from Ps.5,509 million during the year ended June 30, 2017 to Ps.6,312 million during the year ended June 30, 2018. This variation was mainly due to a real devaluation of 1% of the NIS against the Argentine peso, accompanied by the reduction in costs. The gross profit of the segment as a percentage of revenues increased slightly from 52.6% during 2017, to 58.6% during the year ended June 30, 2018.

Telecommunications. Gross profit of the Telecommunications segment decreased from Ps.10,526 million during the year ended June 30, 2017 to Ps.9,709 million during the year ended June 30, 2018. This variation was mainly due to a real devaluation of 1% of the NIS against the Argentine peso, increased by the constant erosion in the revenues of mobile services, which was partially offset by an increase in revenues related to fixed lines, television and internet. The gross profit of the segment as a percentage of revenues decreased slightly from 30.0% during 2017 to 28.3% during the year ended June 30, 2018.

Others. Gross profit from the Others segment decreased from Ps.762 million during the year ended June 30, 2017 to Ps.493 million during the year ended June 30, 2018. This variation was mainly due to a real devaluation of 1% of the NIS against the Argentine peso followed by a drop in the gross profit of Bartan and Epsilon. The gross profit of the segment as a percentage of revenues decreased from 62.5% during 2017 to 47.2% during the year ended June 30, 2018.

Net income (loss) from changes in fair value of investment properties - Fiscal year 2018 compared to 2017

The Company’s net income (loss) from changes in fair value of investment properties, according to business segment reporting, rose 687.5%, from a loss of Ps.2,868 million in fiscal year 2017 to Ps.16,849 million of gain in fiscal year 2018. This was mainly due to a Ps.522 million decline in the Agricultural Business and a Ps.20,305 million increase in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by Ps.2,796 million (gain) and to the Operations Center in Argentina contributed by Ps.17,509 million (gain).

Agricultural Business

The decline in net income is mostly attributable to BrasilAgro, as a result of fewer hectares leased to third parties from the Jatobá farm.

Urban Properties and Investments Business

Net gain from fair value adjustment of investment properties - Fiscal year 2018 compared to 2017

Net gain from fair value adjustment of investment properties - Fiscal year 2018 compared to 2017

The net gain from fair value adjustment of investment properties, according to the income statement, increased by Ps.21,370 million, from a net loss of Ps.4,389 million during the year ended June 30, 2017 (out of which a gain of Ps.779 million derives from the Operations Center in Israel and a loss of Ps.5,168 million from the Operations Center in Argentina),to a net gain of Ps.16,981 million during the year ended June 30, 2018 (out of which Ps.3,575 million derive from the Operations Center in Israel and Ps.13,406 million from the Operations Center in Argentina).

It should be noted that according to the adjustment for inflation methodology, the gain/(loss) from fair value adjustment of investments properties should be broken down into its two effects: i) adjustment for inflation and ii) loss or gain from actual fair value adjustment. During the year ended June 30, 2018, the inflationary effect does not exceed the appreciation of investment properties, therefore, a gain from fair value adjustment of investment properties of Ps.16,981 million is recognized.

Operations Center in Argentina

Shopping Malls. The net impact in the peso values of our shopping malls was primarily a consequence of macroeconomic changes: (i) an increase in the projected inflation rate and GDP growth, with a consequent increase in the projected cash flow of Ps.10,909 million (assuming all other factors remain unchanged), as revenues from our Shopping Malls segment are a percentage of the tenants sales; (ii) between June 30, 2017 to June 30, 2018, the Argentinian peso depreciated 73.9% against U.S. dollar (from Ps.16.53 per dollar to Ps.28.75 per dollar), which resulted in a reduction of Ps.22.459 million in the projected cash flows when they are measured in dollar terms, assuming all other factors remain unchanged; (iii) an increase of 44 basis points in the discount rate in U.S. dollar, which it is used to discount the projected cash flows from the Shopping Malls segment, which generated a reduction of Ps.2.178 million in the fair value of our Shopping Malls, assuming all other factors remain unchanged; (iv) an increase of Ps.23,622 million as a consequence of the conversion of the value of the Shopping Malls in dollar terms into pesos considering the end of fiscal year exchange rate of Ps.28.75 per dollar; (v) additional effect because of the reduction in the corporate income tax rate to 30% was considered for fiscal years that are dated from January 1, 2018 to December 31, 2019 and to 25% for the fiscal years that are dated January 1, 2020 onwards, increasing the value of our Shopping Malls in Ps.7,732 million.

In addition, the value of our shopping malls as of June 30, 2017, has been restated for inflation for comparative purposes as required by IAS 29. The impact of such restatement is Ps 13.258 million.

We maintained the same portfolio of Shopping Malls during fiscal year ended June 30, 2018.

Offices, Sales and developments, International and Others. Net gain/(loss) from actual fair value adjustment of investment properties included in these segments increased by 324.2% during the year ended June 30, 2018, as a result of the impact of the depreciation of the Argentine peso.

The Argentine office market is a liquid market, in which a significant volume of counterparties participates and frequently carries out purchase and sale transactions. This allows to observe sale prices that are relevant and representative in the market. Furthermore, lease agreements are denominated in dollars for an average term of 3 years, with the current business thus generating a stable cash flow in dollars. In this sense, the “Market approach” technique is used (market comparable values) for the determination of the fair value of these segments, with the value per square meter being the most representative metric.

The value of our office and other, increased 34.5% in real terms during the fiscal year ended June 30, 2018 due to the fact that the depreciation rate of the peso during the year was higher than the inflation rate. In addition, we recognize from the Sales and Developments segment a profit of Ps.5,161 million for the fiscal year ended June 30, 2018 compared with a loss of Ps.186 million for the fiscal year ended June 30, 2017.

Operations Center in Israel

Real Estate. Net gain from fair value adjustment of investment properties increased from Ps.779 million during the year ended June 30, 2017 to Ps.3,575 million during the year ended June 30, 2018. The variation was due to the increase in the value of properties in Israel, accompanied by stability in properties in the United States.

Gain / (loss) from disposal of farmlands – Fiscal year 2018 compared to 2017

Profits from the sale of farms derived by the Land Transformation and Sales segment rose by 162.8%, from a gain of Ps.441 million in fiscal year 2017 to a gain of Ps.1,159 million in fiscal year 2018.

 Fiscal year 2018

●  On June 29, 2018 Cresud signed a deed with a non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of "La Suiza". The total amount of the transaction was set at US$ 10 million, of which US$ 3 million have been already paid. The remaining balance of US$ 7 million, guaranteed by a mortgage on the property, will be collected in 10 installments of the same amount ending on June 2023, which will accrue an annual interest of 4.5% on the remaining balances. The gain of the transaction amounts approximately to Ps.266 million.

●  On July 20, 2017, the Company executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. On June 25, 2018, the Company has made effective with the sign of the deed and delivery of the property, the sale of "La Esmeralda" farm. The amount of the transaction was set at US$ 19 million, of which US$ 7 million have been already paid. The balance, guaranteed with a mortgage on the property, will be collected in 4 installments of the same amount ending in April 2022, which will accrue an annual interest of 4% on the remaining balances. The gain from the sale amounts approximately to Ps.481 million.

●  On May 3, 2018, the Company though its subsidiary BrasilAgro, has entered into a purchase-sale agreement for the partial sale 956 hectares (660 arable hectares) of Araucaria Farm, located in Mineiros, Brazil, for an amount of 1,208 soybean bags per arable hectare or R$ 66.2 million (equal to Ps.447.2 million) (R$./ha. 93,356). The Company has recognized gains of Ps.414 million as result of this transaction.

Fiscal year 2017

● On June 30, 2017, Yatay Agropecuaria S.A. sold the entire “Cuatro Vientos” farm located in the Department of Santa Cruz, Bolivia, to an independent third party, comprising 2,658 hectares intended for sugarcane and agricultural production. The total price for the transaction was US$ 14.23 million (US$ 5,280 per hectare) (equivalent to Ps.222 million), out of which US$ 7.42 million was already paid and the remaining balance of US$ 6.85 million, which is secured by means of a first mortgage, will be settled on December 28, 2017, along with the lifting of such mortgage. The Company has recognized a gain of US$ 4.5 million (equivalent to Ps.155 million) as a result of such transaction in fiscal year 2017.

● In June 2017, BrasilAgro sold a fraction of 625 hectares in the Jatobá farm, located in Jaborandi, State of Bahia. The price for the transaction was 300 soybean bags per hectare or Rs.10.1 million (equivalent to Ps.41 million), out of which R$.877 thousand was already settled and the remaining balance will be paid in five annual installments, beginning in July 2017. The Company has recognized a gain of Ps.69 million as a result of this transaction.

● On June 8, 2017, Cresud and Zander Express S.A. (holders in common ownership of a 40% and 60% interest, respectively) passed the legal title to Simplot Argentina S.R.L. of a 262-hectare parcel of land located on National Route No. 7, in Luján de Cuyo, Province of Mendoza. The total transaction price was US$ 2.2 million, amount which had been paid in full at the time the legal title to the property was conveyed. The Company has recognized a lost of Ps.6 million as a result of this transaction.

● In May 2017, BrasilAgro sold 1,360 hectares (including 918 developed and productive hectares) of “Araucária”, an agricultural farm located in the District of Mineiros. The price for this transaction was 280 soybean bags per hectare or Rs.17 million (equivalent to Ps.135 million), 35% of which will be cashed within this year and the balance will be paid in five annual installments. The Company has recognized a gain of Ps.92 as a result of this transaction.

● In March 2017, BrasilAgro sold 274 hectares (including 196 developed and productive hectares) of its “Araucária” farm. The transaction price was 1,000 soybean bags per hectare or Rs.13.2 million (equivalent to Ps.48 million), out of which 39,254 soybean bags, or Rs.2.4 million, were already cashed and the balance will be paid in four annual installments. The Company has recognized a gain of Ps.65 million as a result of this transaction.

● On June 10, 2015, BrasilAgro sold the remaining area of 27,745 hectares of the Cremaq farm located in the municipal district of Baixa Grande do Ribeiro (Piaui). The transaction price was R$270 million and was fully paid. Due to a contractual requirement that was pending as of the date of the transaction concerning a license for the dismantling of an additional area, the Company did not book a portion of such gain. In March 2017, the Company fulfilled this requirement and recognized a gain of Ps.46 million.

● On July 5, 2016, Cresud sold the entire “El Invierno” and “La Esperanza” farms, comprising 2,615 hectares used for agriculture and located in the District of “Rancul”, Province of La Pampa. The total transaction price was US$ 6 million, out of which US$ 5 million were already paid and the remaining balance of US$ 1 million, secured with a mortgage on the estate, will be paid in five equal, consecutive and annual installments, with the last one being payable in August 2021. We has recognized a gain of Ps.46 million as a result of this transaction.

General and Administrative Expenses - Fiscal year 2018 compared to fiscal year 2017

The Company’s total General and Administrative Expenses, according to business segment reporting, decreased by 1.6%, from Ps.7,980 million in fiscal year 2017 to Ps.7,849 million in fiscal year 2018. This was mainly due to an increase of Ps.50 million in the Agricultural Business and a decrease of Ps.160 million in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business, the change is attributable to the Operations Center in Israel by a decrease of Ps.284 million and to the Operations Center in Argentina by an increase of Ps.124 million.

Agricultural Business

General and Administrative Expenses in the Agricultural Business, according to the income statement, rose by 5.7%, from Ps.913 million in fiscal year 2017 to Ps.965 million in fiscal year 2018. This was due to increase of Ps.59 million in the Agricultural Production segment, a decrease of Ps.28 million in Corporate segment, and an increase by Ps.21 million in Others segments. Such increases were mostly related to: (i) the BrasilAgro subsidiary, in connection with incremental payroll expenses, service fees and taxes, driven by the effects of the increase in the exchange rate; (ii) Cresud, in connection with payroll expenses, maintenance expenses and rentals, due to inflation and the effects of the increase in the exchange rate on US-dollar denominated charges, and (iii) Carnes Pampeanas and FYO, in which case payroll expenses accounted for the most substantial increase, due to a larger headcount caused by incremental activity, in addition to inflation.

In turn, General and Administrative Expenses in our joint ventures fell by Ps.2 million from Ps.4 million in fiscal year 2017 to Ps.2 million in fiscal year 2018.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, our general and administrative expenses increased by 5.5%, from Ps.917 million in fiscal year 2017 to Ps.967 million in fiscal year 2018. General and Administrative Expenses, as a percentage of revenues derived from the Agricultural Business, declined from 10.8% in fiscal year 2017 to 9.1% in fiscal year 2018.

Agricultural Production. General and Administrative Expenses associated with our Agricultural Production segment rose by 10.2%, from Ps.558 million in fiscal year 2017 to Ps.615 million in fiscal year 2018, mainly as a consequence of: Ps.16 million decrease in general and administrative expenses attributable to crop operations; a Ps.6 million decrease in expenses associated with cattle activities; a Ps.52 million increase in expenses associated with sugarcane operations, and a Ps.8 million increase in expenses associated with the Agricultural Rental and Services business. General and Administrative Expenses, as a percentage of revenues derived from the Agricultural Production segment, fell from 11.9% in fiscal year 2017 to 9.8% in fiscal year 2018.

Land Transformation and Sales. General and Administrative Expenses related to our Land Transformation and Sales segment remained steady at Ps.2 million.

Corporate. General and Administrative Expenses associated with our Corporate segment rose by 15.1.0%, from Ps.185 million in fiscal year 2017 to Ps.157 million in fiscal year 2018, mainly as a consequence of rising expenses due to inflation, offset by extraordinary severance payments in fiscal year 2017 and an increase in directors’ fees below the inflation standard.

Others. General and Administrative Expenses related to the Others segment increased by 12.2%, from Ps.172 million in fiscal year 2017 to Ps.193 million in fiscal year 2018. General and Administrative Expenses, as a percentage of revenues derived from this segment, experienced a slight increase from 4.5% in fiscal year 2017 to 4.4% in fiscal year 2018

Urban Properties and Investments Business

Total general and administrative expenses, according to the income statement, recorded a decrease of Ps.184 million, from Ps.7,068 million during the year ended June 30, 2017 (out of which Ps.5,583 million derive from the Operations Center in Israel and Ps.1,485 million from the Operations Center in Argentina) to Ps.6,884 million during the year ended June 30, 2018 (out of which Ps.5,299 million derive from the Operations Center in Israel and Ps.1,585 million from the Operations Center in Argentina). Excluding the effect from the

Operations Center in Israel, general and administrative expenses increased by 6.7%. Total general and administrative expenses measured as a percentage of total revenues decreased from 11.8% during the year ended June 30, 2017 to 11.7% during the year ended June 30, 2018. Excluding the effect from the Operations Center in Israel, total general and administrative expenses measured as a percentage of total revenues, according to income statement, increased from 11.5% during the year ended June 30, 2017 to 12.5% during the year ended June 30, 2018.

In turn, the general and administrative expenses of our joint ventures increased Ps.16 million, from Ps.10 million during the year ended June 30, 2017 to Ps.26 million during the year ended June 30, 2018.

Finally, general and administrative expenses for inter-segment operations increased Ps.8 million, from Ps.15 million during the year ended June 30, 2017 to Ps.23 million during the year ended June 30, 2018.

Therefore, according to the information by segments (taking into account the general and administrative expenses from our joint ventures and without considering those corresponding to expenses and collective promotion funds or to inter-segment operations), general and administrative expenses decreased Ps.160 million, from Ps.7,093 million during the year ended June 30, 2017 (out of which Ps.5,583 million derive from the Operations Center in Israel and Ps.1,510 million from the Operations Center in Argentina) to Ps.6,933 million during the year ended June 30, 2018 (out of which Ps.5,299 million derive from the Operations Center in Israel and Ps.1,634 million from the Operations Center in Argentina). Excluding the general and administrative expenses from the Operations Center in Israel, expenses increased by 8.2%. General and administrative expenses measured as a percentage of revenues, according to the information by segments, decreased from 12.6% during the year ended June 30, 2017 to 12.4% during the year ended June 30, 2018. Without considering the effect from the Operations Center in Israel, total general and administrative expenses, measured as a percentage of total revenues, increased from 15.5% during the year ended June 30, 2017 to 16.8% during the year ended June 30, 2018.

Operations Center in Argentina

Shopping Malls. Administrative expenses of the Shopping Malls segment increased 2.6%, from Ps.582 million, during fiscal year 2017 to Ps.597 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.14 million in banking expenses; (ii) an increase of Ps.13 million in amortization; (iii) an increase of Ps. 10 million in maintenance, repair, travel and mobility; partially mitigated by; (iv) a decrease of Ps.20 million in, fees and compensations for services. Administrative expenses of the Shopping Malls segment as a percentage of revenues from this segment increased from 8.3% during fiscal year 2017 to 8.8% during fiscal year 2018.

Offices. General and administrative expenses of our Offices segment decreased by 3.2%, from Ps.157 million during the year ended June 30, 2017 to Ps.152 million during the year ended June 30, 2018, mainly as a result of: (i) a decrease of Ps.15 million in salaries, social security and other personnel expenses, partially offset by: (i) an increase of Ps.6 million in advertising and other commercial expenses. General and administrative expenses, measured as a percentage of revenues in the same segment, decreased from 16.6% during the year ended June 30, 2017 to 16.3% during the year ended June 30, 2018.

Sales and developments. General and administrative expenses associated with our Sales and developments segment increased by 89.0%, from Ps.73 million during the year ended June 30, 2017 to Ps.138 million during the year ended June 30, 2018, mainly as a result of: (i) an increase of directors’ fees of Ps.16 million, (ii) an increase in salaries, social security and other personnel expenses of Ps.15 million; (iii) an increase of Ps.6 million in taxes, fees and contributions; (iv) an increase of Ps.5 million in fees and compensation for services, and (v) an increase of Ps.4 million in maintenance, repairs and services, among other items. General and administrative expenses, measured as a percentage of revenues of this segment, increased from 36.0% during the year ended June 30, 2017 to 65.7% during the year ended June 30, 2018.

Hotels. General and administrative expenses associated with our Hotels segment increased by 12.2% from Ps.304 million during the year ended June 30, 2017 to Ps.341 million during the year ended June 30, 2018, mainly as a result of: (i) an increase of Ps.17 million in salaries, social security and other personnel expenses; and (ii) an increase of Ps.15 million in maintenance costs, repairs and services. General and administrative expenses associated with the Hotels segment measured as a percentage of this segment's revenues increased by 19.3% during the year ended June 30, 2017 to 19.9% during the year ended June 30, 2018.

International. General and administrative expenses associated with our International segment decreased by 7.9%, from Ps.89 million during the year ended June 30, 2017 to Ps.82 million during the year ended June 30, 2018, mainly due to: (i) a decrease in fees and compensation for services of Ps.32 million, partially offset by: (i) an increase of Ps.11 million in taxes, fees and contributions; and (ii) an increase of Ps.8 million in other administrative expenses.

Corporate. General and administrative expenses associated with our Corporate segment decreased by 7.2%, from Ps.290 million during the year ended June 30, 2017 to Ps.269 million during the year ended June 30, 2018, mainly due to a decrease of Ps.20 million in fees and compensation for services, among other items.

Others. General and administrative expenses associated with our Others segment increased by 266.7%, from Ps.15 million during the year ended June 30, 2017 to Ps.55 million during the year ended June 30, 2018, mainly due to (i) an increase of Ps.16 in maintenance, repairs and services; (ii) an increase of Ps.8 million in taxes, fees and contributions; and (iii) an increase of Ps.7 million in fees and compensation for services, among other items.

Operations Center in Israel

Real estate. General and administrative expenses associated with the Real Estate segment increased from Ps.636 million during the year ended June 30, 2017 to Ps.644 million during the year ended June 30, 2018. This variation was mainly due to a real devaluation of 1% of the NIS against the Argentine peso, offset by a slight increase in structure costs. The general and administrative expenses associated with this segment measured as a percentage of this segment’s revenues decreased from 6.1% during the year ended June 30, 2017 to 6.0% during the year ended June 30, 2018.

Telecommunications. General and administrative expenses associated with the Telecommunications segment decreased from Ps.3,499 million during the year ended June 30, 2017 to Ps.3,214 million during the year ended June 30, 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso and (ii) a reduction in personnel expenses due to a downsizing of the company, which accompanied the fall in revenues in a search for efficiency improvements. The administrative and general expenses associated with the segment measured as a percentage of this segment's revenues decreased from 10% during the year ended June 30, 2017 to 9.4% during the year ended June 30, 2018.

Corporate. General and administrative expenses associated with the Corporate segment decreased from Ps.836 million during the year ended June 30, 2017 to Ps.597 million during the year ended June 30, 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso, followed by a decrease in the personnel and the structure of costs of DIC and IDBD, also accompanied by a reduction in Dolphin's legal fees.

Others. General and administrative expenses associated with the Others segment increased from Ps.612 million during the year ended June 30, 2017 to Ps.844 million during the year ended June 30, 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso and an increase in the structure of Bartan and Epsilon.

Selling Expenses - Fiscal year 2018 compared to fiscal year 2017

The Company’s total selling expenses, according to business segment reporting, decreased by 5.1%, from Ps.9,918 million in fiscal year 2017 to Ps.9,412 million in fiscal year 2018. This was mainly due to a Ps.18 million increase in the Agricultural Business and a Ps.3,970 million decrease in the Urban Properties and Investments Business, attributable to a Ps.19 million rise in the Operations Center in Argentina and a Ps.545 million decrease in the Operations Center in Israel.

Agricultural Business

Selling expenses associated with the Agricultural Business, according to the income statement, rose by 1.5%, from Ps.1,112 million in fiscal year 2017 to Ps.1,129 million in fiscal year 2018. This was due to increase of Ps.23 million in the Agricultural Production and a decrease by Ps.6 million in Others segments.

In turn, selling expenses associated with our interests in joint ventures declined by 100.0% Ps.4, in connection with our Cresca S.A. joint venture.

On the other hand, inter-segment eliminations rose by 125.0% from Ps.4 million in fiscal year 2017 to Ps.9 million in fiscal year 2018.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, selling expenses increased by 1.6%, from Ps.1,120 million in fiscal year 2017 to Ps.1,138 million in fiscal year 2018.

Agricultural Production. Selling expenses associated with the Agricultural Production segment rose by Ps.24 million, from Ps.812 million in fiscal year 2017 to Ps.836 million in fiscal year 2018, mainly as a consequence of an increase of Ps.6 million in selling expenses for crops and Ps.15 million in selling expenses for cattle. Selling expenses, as a percentage of revenues derived from the Agricultural Production segment, fell from 17.3% in fiscal year 2017 to 13.3% in fiscal year 2018.

Others. Selling expenses associated with the Others segment increased by Ps.6 million, from Ps.308 million in fiscal year 2017 to Ps.302 million in fiscal year 2018, as a consequence of a Ps.11 million decrease in selling expenses related to the operations of our subsidiary FYO, and a Ps.5 million increase in selling expenses related to the agro-industrial business. Selling expenses, as a percentage of revenues derived from the Others segment, fell from 8.1% in fiscal year 2017 to 6.9% in fiscal year 2018

Urban Properties and Investments Business

Total consolidated selling expenses, according to the income statement, decreased by Ps.523 million, from Ps.8,806 million during the year ended June 30, 2017 to Ps.8,283 million during the year ended June 30, 2018

(out of which Ps.7,506 million derive from the Operations Center in Israel and Ps.777 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, selling expenses increased by 2.9%. Total consolidated selling expenses measured as a percentage of revenues from sales, leases and services, decreased from 14.8% during the year ended June 30, 2017 to 14.1% during the year ended June 30, 2018. Excluding the effect of the Operations Center in Israel, total selling expenses measured as a percentage of revenues from sales, leases and services slightly increased from 5.8% during the year ended June 30, 2017 to 6.1% during the year ended June 30, 2018.

In turn, selling expenses of our joint ventures increased Ps.1 million, from Ps10 million during the year ended June 30, 2017 to Ps.11 million during the year ended June 30, 2018.

Therefore, according to the information by segments (taking into account the selling expenses from our joint ventures and without considering those corresponding to expenses and collective promotion fund or to inter-segment operations), selling expenses increased Ps.526 million, from Ps.8,820 million during the year ended June 30, 2017 to Ps.8,294 million during the year ended June 30, 2018 (out of which Ps.7,506 million derive from the Operations Center in Israel and Ps.788 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, selling expenses increased by 2.5%. Selling expenses measured as a percentage of revenues, according to information by segments, decreased from 15.6% during the year ended June 30, 2017 to 14.9% during the year ended June 30, 2018. Without considering the effects from the Operations Center in Israel, total selling expenses, measured as a percentage of total revenues according to the information by segments, experienced a small increase, going from 7.9% during the year ended June 30, 2017 to 8.1% during the year ended June 30, 2018.

Operations Center in Argentina

Shopping Malls. Selling expenses from the Shopping Malls segment increased 6.0%, from Ps.401 million during fiscal year 2017 to Ps.425 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.28 bad debt expense; (ii) an increase in taxes, rates and contributions of Ps.17 million and (iii) an increase of Ps.4 million in fees and compensations for services; partially mitigated by (iv) a decreased in salaries, social security charges and other personnel expenses of Ps.14 million and (v) a decrease in publicity and propaganda of Ps.11 million. Selling expenses as a percentage of revenues from the Shopping Malls segment increased in 5.7% during fiscal year 2017 to 6.2% during fiscal year 2018.

Offices. Selling expenses associated with our Offices segment decreased by 2.9% from Ps.103 million during the year ended June 30, 2017 to Ps.100 million during the year ended June 30, 2018. This variation was generated mainly as a result of a decrease of Ps.20 million in advertising and other commercial expenses, offset by an increase of Ps.17 million in doubtful accounts. Selling expenses associated with our Offices segment, measured as a percentage of this segment's revenues, decreased from 10.9% during the year ended June 30, 2017 to 10.7% during the year ended June 30, 2018.

Sales and developments. Selling expenses associated with our Sales and developments segment decreased by 4.8%, from Ps.42 million during the year ended June 30, 2017 to Ps.40 million during the year ended June 30, 2018. This variation is mainly due to: (i) a decrease of Ps.8 million in taxes, fees and contributions; (ii) a decrease of Ps.2 million in maintenance, repairs and services, and (iii) a decrease of Ps.2 million in advertising and other commercial expenses, offset by: (i) an increase of Ps.4 million in fees and compensation for services; (ii) an increase of Ps.3 million in leases and expenses and (iii) an increase of Ps.2 million in salaries, social security and other personnel expenses. The selling expenses associated with our Sales and developments segment, measured as a percentage of this segment decreased, from 20.7% during the year ended June 30, 2017 to 19.0% during the year ended June 30, 2018.

Hotels. Selling expenses associated with our Hotels segment increased 0.9%, from Ps.216 million during the year ended June 30, 2017 to Ps.218 million during the year ended June 30, 2018, mainly as a result of: (i) an increase of Ps.24 million in salaries, social security and other personnel expenses; (ii) an increase of Ps.22 million in taxes, fees and contributions, (iii) an increase of Ps.19 million in fees and compensation for services (iv) an increase of Ps.14 million in advertising and other commercial expenses, and (v) an increase of Ps-6 million in leases and expenses, offset by: (i) a decrease of Ps.23 million in maintenance, repairs and services, and (ii) a decrease of Ps.62 million in food, beverages and other hotel expenses. The selling expenses associated with our Hotels segment measured as a percentage of this segment's revenues decreased, from 13.7% during the year ended June 30, 2017 to 12.7% during the year ended June 30, 2018.

International. Selling expenses associated with the International segment did not show variations during the reported years.

Corporate. Selling expenses associated with the Corporate segment did not show variations during the reported years.

Others. Selling expenses associated with our Others segment decreased by 28.6% from Ps.7 million during the year ended June 30, 2017 to Ps.5 million during the year ended June 30, 2018, mainly due to a decrease of Ps.8 million in advertising and other commercial expenses, offset by an increase of Ps.3 million in taxes, fees and contributions and (ii) an increase of Ps.2 million in doubtful accounts. The selling expenses associated with our Others segment measured as a percentage of this segment's revenues decreased significantly, from 58.3% during the year ended June 30, 2017 to 16.1% during the year ended June 30, 2018.

Operations Center in Israel

Real estate. Selling expenses associated with the real estate segment increased from Ps.199 million during the year ended June 30, 2017 to Ps.202 million during the year ended June 30, 2018. This variation was due to a real devaluation of 1% of the NIS against the Argentine peso, offset by an increase in the sale of square meters. The selling expenses associated with this segment measured as a percentage of revenues remained stable at 1.9% during the year ended June 30, 2017 and the year ended June 30, 2018.

Telecommunications. Selling expenses associated with the Telecommunications segment decreased from Ps.7,491 million during the year ended June 30, 2017 to Ps.7,038 million during the year ended June 30, 2018. This variation was due to a real devaluation of 1% of the NIS against the Argentine peso, together with (ii) a decrease in advertising expenses on the mobile phone line. Selling expenses associated with this segment measured as a percentage of revenues decreased, from 21.4% during the year ended June 30. 2017 to 20.5% during the year ended June 30, 2018.

Others. Selling expenses associated with the Others segment decreased from Ps.361 million during the year ended June 30, 2017 to Ps.266 million during the year ended June 30, 2018. This variation was due to a real devaluation of 1% of the NIS against the Argentine peso and a decrease in Elron’s expenses.

Other Operating results, net - Fiscal year 2018 compared to fiscal year 2017

Our Other Operating results, net, according to business segment reporting, increased by Ps.2,910 million, from a loss of Ps.298 million in fiscal year 2017 to a gain of Ps.2,612 million in fiscal year 2018. This was mainly due to a Ps.732 million increase in profits from the Agricultural Business; a Ps.650 million increase in losses in the Urban Properties and Investments Business at the Operations Center in Argentina, and a Ps.1,502 million increase in the Operations Center in Israel from a loss of Ps.8 million to a gain of Ps.1,494 million.

Agricultural Business

Other Operating results, net associated with the Agricultural Business, according to the income statement, rose by 206.8% from a gain of Ps.353 million in fiscal year 2017 to a gain of Ps.1,083 million in fiscal year 2018.

In turn, Other operating results in our joint ventures increased by 100%, a gain of Ps.2 million, as consequence of Cresca S.A.’s spin-off.

On the other hand, inter-segment eliminations related to Other operating results, have not experience change, been a loss of Ps.6 million for both fiscal years, respectively.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, Other operating results, net increased by Ps.732 million, from a gain of Ps.347 million in fiscal year 2017 to a gain of Ps.1,079 million in fiscal year 2018.

Agricultural Production. Other Operating results, net associated with our Agricultural Production segment fell by Ps.157 million, from a gain of Ps.282 million in fiscal year 2017 to a gain of Ps.125 million in fiscal year 2018, primarily as a result of BrasilAgro’s and Cresud’s commodity derivatives.

Land Transformation and Sales. Other Operating results, net from this segment rose by Ps.881 million, following Cresca’s spin-off.

Others. Other Operating results, net associated with the Others segment rose by Ps.8 million, from a gain of Ps.65 million in fiscal year 2017 to a gain of Ps.73 million in fiscal year 2018, primarily in connection with the operations of our subsidiary FYO.

Urban Properties and Investments Business

Other operating results, net, according to the income statement, registered an increase of Ps.2,180 million, going from a net loss of Ps.651 million during the year ended June 30, 2017 to a net profit of Ps.1,529 million during the year ended June 30, 2018 (out of which a net profit of Ps.35 million derives from the Operations Center in Argentina and a net profit of Ps.1,494 million from the Operations Center in Israel).

Other operating results, net from our joint ventures, decreased Ps.45 million, going from a net profit of Ps.20 million during the year ended June 30, 2017 (out of which a loss of Ps.14 million derives from the Sales and Developments segment, Ps.2 million from the Offices segment and Ps.4 million are allocated to the Shopping Malls segment) to a net loss of Ps.25 million during the year ended June 30, 2018 (out of which a loss of Ps.24 million is allocated to the Sales and Developments segment and Ps.1 million is allocated to the Shopping Malls segment within the Operations Center in Argentina).

Therefore, according to the information by segments (taking into account the other operating results, net from our joint ventures and without considering those corresponding to inter-segment operations), other operating results, net recorded an increase of Ps.2,152 million, from a net loss of Ps.687 million during the year ended June 30, 2017 to a net profit of Ps.1,465 million during the year ended June 30, 2018. Excluding the effect from the Operations Center in Israel, other operating results increased in Ps.650 million.

Operations Center in Argentina

Shopping Malls. Other operating results, net from the Shopping Malls segment decreased 13.3%, from a loss of Ps.75 million during fiscal year 2017 to a loss of Ps.65 million during fiscal year 2018, mainly as a result of: (i) a decrease in donations charges of Ps. 53 millions, partially offset by: (ii) an increase credit interest of Ps.38 million and (iii) an increase in legal contingencies of Ps.20 million. Other operating results, net from this segment as a percentage of the revenues from this segment decrease from 1.1% during fiscal year 2017 to 1.0% during fiscal year 2018.

Offices. Other operating results, net, associated with our Offices segment decreased by 27.3%, going from a loss of Ps.22 million during the year ended June 30, 2017 to a loss of Ps.16 million during the year ended June 30, 2018, mainly as a consequence of lower donations and the expenses of lawsuits and other contingencies, among other items. The other operating results, net, of this segment, as a percentage of revenues, decreased from 2.3% negative during the year ended June 30, 2017 to 1.7% negative during the year ended June 30, 2018.

Sales and developments. Other operating results, net, associated with our Sales and developments segment increased by 231.5%, going from a loss of Ps.73 million during the year ended June 30, 2017 to a profit of Ps.96 million during the year ended June 30, 2018, mainly as a result of the sale of floors in Intercontinental Hotel by IRSA Propiedades Comerciales. The other operating results, net, of this segment, as a percentage of this segment's revenues increased from 36% negative during the year ended June 30, 2017 to 45.7% positive during the year ended June 30, 2018.

Hotels. Other operating results, net, associated with the Hotels segment decreased by Ps.30 million, going from a profit of Ps.2 million during the year ended June 30, 2017 to a loss of Ps.28 million during the year ended June 30, 2018, mainly due to a higher expense related to a boiler-related loss. The other operating results, net, of this segment, as a percentage of this segment's revenues decreased from 0.1% positive during the year ended June 30, 2017 to 1.6% negative during the year ended June 30, 2018.

International. Other operating results, net, of this segment increased by 92.4%, from a net loss of Ps.528 million during the year ended June 30, 2017 to a loss of Ps.40 million during the year ended June 30, 2018, mainly due to the reset of the translation difference occurred during the fiscal year ended June 30, 2017.

Corporate. Other operating results, net, associated with the Corporate segment did not show variations during the reported years.

Others. Other operating results, net, associated with the Others segment increased by 41.2%, from a net profit of Ps.17 million during the year ended June 30, 2017 to a net profit of Ps.24 million during the year ended June 30, 2018, mainly due to revenues from the assignment of royalty receivables of Entertainment Holdings SA. The other operating results, net, of this segment, as a percentage of revenues from this segment decreased by 141.7% during the year ended June 30, 2017 to 77.4% during the year ended June 30, 2018.

Operations Center in Israel

Real Estate. Other operating results, net associated with the Real Estate segment increased from Ps.70 million during the year ended June 30, 2017 to Ps.179 million during the year ended June 30, 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso and (ii) the result from the sale of fixed assets.

Telecommunications. Other operating results, net associated with the Telecommunications segment increased from Ps.238 million during the year ended June 30, 2017 to Ps.540 million during the year ended June 30, 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso, offset by (ii) the sale of the subsidiary Rimon.

Corporate. Other operating results, net associated with the Corporate segment went from a loss of Ps.105 million during the year ended June 30, 2017 to a profit of Ps.798 million during the year ended June 30, 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso, offset by (ii) the favorable outcome of the trial won by Ma'ariv.

Others. Other operating results, net associated with the Others segment went from a loss of Ps.211 million during the year ended June 30, 2017 to a loss of Ps.23 million during the year ended June 30, 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso, and (ii) a decrease in research and development expenses.

Management fees – Fiscal year 2018 compared to fiscal year 2017

The Company entered into a management agreement with Consultores Asset Management S.A., which provides for the payment of a fee equivalent to 10% of our profits as advisory fees in connection with all kinds of matters related to businesses and investments in the agricultural, real estate, financial, hotel and other sectors. Management fees amounted to Ps.1,019 million and Ps.433 million in fiscal year 2018 and 2017, respectively.

Profit / (loss) from Operations - Fiscal year 2018 compared to fiscal year 2017

Our total consolidated profit from operations, according to the income statement, rose by 610.2% from Ps.4,147 million in fiscal year 2017 to Ps.29,451 million in fiscal year 2018.

Total loss from operations from our joint ventures rose by 187.2%, from a loss of Ps.798 million in fiscal year 2017 to a loss of Ps.2,292 million in fiscal year 2018, primarily as a consequence of a decline in net income from changes in fair value of investment properties.

On the other hand, profit from operations related to common maintenance expenses and collective promotion fund rose by 135.6%, from a loss of Ps.433 million in fiscal year 2017 to a loss of Ps.1,020 million in fiscal year 2018.

Profits from operations derived from inter-segment operations did not experience significant changes.

Hence, according to business segment reporting (considering the profit from operations from all our joint ventures and without considering the profit from operations related to common maintenance expenses and collective promotion fund and inter-segment operations), profit from operations rose by 490.3% from Ps.5,279 million in fiscal year 2017 (with Ps.331 million being attributable to the Agricultural Business, and Ps.3,934 million and Ps.1,014 to the Operations Center in Israel and the Operations Center in Argentina, respectively, both centers of the Urban Properties and Investments Business) to Ps.31,162 million in fiscal year 2018 (with Ps.3,244 million being attributable to the Agricultural Business, and Ps.8,778 million and Ps.19,140 million to the Operations Center in Israel and the Operations Center in Argentina, respectively, both centers of the Urban Properties and Investments Business).

Agricultural Business

Profits from operations from the Agricultural Business increased by Ps.2,913 million (or 880.1%), from a gain of Ps.331 million in fiscal year 2017 to a gain of Ps.3,244 million in fiscal year 2018.

Agricultural Production. Profit from operations from the Agricultural Production segment increased by Ps.1,722 million, from a loss of Ps.494 million in fiscal year 2017 to a gain of Ps.1,228 million in fiscal year 2018.

Land Transformation and Sales. Profit from operations from the Land Transformation and Sales segment increased by Ps.1,086 million, from a gain of Ps.1,078 million in fiscal year 2017 to a gain of Ps.2,164 million in fiscal year 2018.

Corporate. Profit from operations from the Corporate segment declined by Ps.28 million from a loss of Ps.185 million in fiscal year 2017 to a loss of Ps.157 million in fiscal year 2018.

Others. Profit from operations from the Others segment fell by Ps.77 million from a loss of Ps.68 million in fiscal year 2017 to a gain of Ps.9 million in fiscal year 2018.

Urban Properties and Investments Business

The total consolidated profit from operations, pursuant to the income statement, increased by 713.0% from a profit of Ps.3,385 million during the year ended June 30, 2017 to a profit of Ps.27,521 million during the year ended June 30, 2018 (out of which Ps.8,778 million derive from the Operations Center in Israel and Ps.18,743 of the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, profit from operations increased Ps.19,292 million. The total consolidated profit from operations, measured as a percentage of revenues from sales, leases and services, increased from 5.7% during the year ended June 30, 2017 to 46.8% during the year ended June 30, 2018. Without considering the effect from the Operations Center in Israel, the total consolidated profit from operations, measured as a percentage of total revenues, increased from 4.3% negative during the year ended June 30, 2017 to 147.7% during the year ended June 30, 2018.

Profit from operations of our joint ventures decreased by 2.1%, from Ps.722 million during the year ended June 30, 2017 (out of which Ps.715 million derive from the Offices segment, Ps.6 million are allocated to the Shopping Malls segment, and Ps.1 million to the Sales and developments segment of the Operations Center in Argentina), to Ps.707 million during the year ended June 30, 2018 (out of which a Ps.670 million profit is allocated to the Offices segment, a Ps.82 million profit is allocated to the Shopping Malls segment and a loss Ps.45 million is allocated to the Sales and developments segment of the Operations Center in Argentina), mainly due to a lower net gain from fair value adjustment of investment properties.

In turn, profit from operations for expenses and collective promotion fund increased by 100.0%, with a loss of Ps.2 million during the year ended June 30, 2017.

Finally, profit from operations generated by the inter-segment operations decreased 80.0%, from Ps.5 million during the year ended June 30, 2017 to a loss of Ps.9 million during the year ended June 30, 2018.

Therefore, according to the information by segments (taking into account profit from operations from our joint ventures and without considering those corresponding to expenses and collective promotion fund or to inter-segment operations), profit from operations increased by 587.9%, from Ps.4,102 million during the year ended June 30, 2017 to Ps.28,219 million during the year ended June 30, 2018 (out of which Ps.8,778 million derive from the Operations Center in Israel and Ps.19,441 million from the Operations Center in Argentina). Without considering profit from operations from the Operations Center in Israel, profit from operations increased Ps.19,273 million. Profit from operations, measured as a percentage of revenues according to segment information, increased from 7.3% during the year ended June 30, 2017 to 50.5% during the year ended June 30, 2018. Excluding the effect from the Operations Center in Israel, total profit from operations, according to segment information, measured as a percentage of total revenues, increased from 1.7% during the year ended June 30, 2017 to 200.3% during the year ended June 30, 2018.

Operations Center in Argentina

Shopping Malls. Operating income from the Shopping Malls segment increased 1,472,5% from a loss of Ps.695 million during fiscal year 2017, to a profit of Ps.9,539 million during fiscal year 2018. Operating income from the Shopping Malls segment as a percentage of the revenues from such segment went from 9.9% negative during fiscal year 2017 to 139.8% during fiscal year 2018.

Offices. Profit from operations from our Offices segment increased by 157.9%, going from a profit of Ps.1,809 million during the year ended June 30, 2017 to a profit of Ps.4,665 million during the year ended June 30, 2018. The variation is mainly due to an increase of Ps.3,239 million in the net gain from fair value adjustment of investment properties. Profit from operations of the Offices segment as a percentage of the segment's revenues increased from 191.4% during the year ended June 30, 2017 to 500.5% during the year ended June 30, 2018.

Sales and developments. Profit from operations from our Sales and Developments segment increased Ps.4,956 million, from a profit of Ps.202 million during the year ended June 30, 2017 to a profit of Ps.5,158 million during the year ended June 30, 2018. This increase is mainly due to an increase of Ps.4,844 million in the net gain from fair value adjustment of investment properties. Profit from operations from the Sales and Developments segment as a percentage of the segment's revenues increased from 99.5% during the year ended June 30, 2017 to 2,456.2% during the year ended June 30, 2018.

Hotels. Profit from operations from the Hotels segment showed an increase of 2.2%, going from a loss of Ps.45 million during the year ended June 30, 2017 to a loss of Ps.46 million during the year ended June 30, 2018. This increase is mainly due to the increase in the average rate per room of our hotel portfolio (measured in pesos), thus generating an increase in revenues. Profit from operations from the Hotels segment as a percentage of this segment's revenues decreased from 2.9% negative during the year ended June 30, 2017 to 2.7% negative during the year ended June 30, 2018.

International. Profit from operations from our International segment increased by 80.2%, going from a loss of Ps.617 million during the year ended June 30, 2017 to a loss of Ps.122 million during the year ended June 30, 2018. This variation is due to the reversal of the translation difference occurred during the year ended June 30, 2017.

Corporate. Profit from operations from our Corporate segment decreased by 7.2%, going from a loss of Ps.290 million during the year ended June 30, 2017 to a loss of Ps.269 million during the year ended June 30, 2018, mainly affected by general and administrative expenses.

Others. The operating result corresponding to our Others segment decreased by 66.9%, from a loss of Ps.650 million during the year ended June 30, 2017 to a profit of Ps.215 million during the year ended June 30, 2018. The variation is mainly due to a Ps.292 million increase in the net gain from fair value adjustment of investment properties. Profit from operations of the Others segment as a percentage of this segment's revenues increased from 5,416.7% negative during the year ended June 30, 2017 to 693.5% during the year ended June 30, 2018.

Operations Center in Israel

Real estate. Profit from operations of the Real Estate segment increased from Ps.5,523 million during the fiscal year 2017 to Ps.9,220 million during the year ended June 30, 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso, (ii) the occupation of projects in Israel, (iii) an increase in the number of square meters occupied and (iv) a gain from fair value adjustment of investment properties.

Telecommunications. Profit from operations of the Telecommunications segment increased from a loss of Ps.226 million during fiscal year 2017 to a loss of Ps.1 million during fiscal year 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso, (ii) an increase in television subscribers and (iii) the continuous erosion in service revenues, which was partially offset by the decrease in operating expenses, due to increased efficiency measures implemented by Cellcom and the sale of Rimon.

Corporate. Profit from operations of the Corporate segment increased from a loss of Ps.941 million during fiscal year 2017 to a profit of Ps.201 million during fiscal year 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso, and (ii) the positive outcome of Ma'ariv's trial.

Others. Profit from operations of the Others segment went from a loss of Ps.422 million during fiscal year 2017 to a loss of Ps.640 million during fiscal year 2018. This variation was due to (i) a real devaluation of 1% of the NIS against the Argentine peso, and (ii) an increase in the costs of Bartan and Epsilon.

Share of profit/(loss) of associates and joint ventures - Fiscal year 2018 compared to fiscal year 2017

Share of profit (loss) of associates and joint ventures, according to the income statement, rose by 187.2%, from a loss of Ps.798 million in fiscal year 2017 to a loss of Ps.2,292 million in fiscal year 2018.

In addition, our share of profit (loss) from our interests in joint ventures, primarily from Cresca S.A. (Agricultural Production segment), Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment); and Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment), experienced a 571.1% increase, from a gain of Ps.121 million in fiscal year 2017 to a gain of Ps.812 million in fiscal year 2018, mainly attributable to profits derived from our Cresca S.A. and Quality S.A. joint ventures.

According to business segment reporting, our share of profit/(loss) of associates and joint ventures increased by Ps.2,185 million from a loss of Ps.919 million in fiscal year 2017 to a loss of Ps.3,104 million in fiscal year 2018 (out of which a gain of Ps.18 million is attributable to the Agricultural Business, and losses in the amount of Ps.1,992 million and Ps.211 million loss are attributable to the Operations Center in Argentina and the Operations Center in Israel, respectively, both of them from the Urban Properties and Investments Business).

Agricultural Business

Agricultural Production. The profit from our interests in associates in this segment rose by 75.0% from a gain of Ps.16 million in fiscal year 2017 to a gain of Ps.28 million in fiscal year 2018, due to the profit from the investment in Agro-Uranga S.A.

Others. The loss from our interests in associates in this segment declined by 75.0% from a loss of Ps.8 million in fiscal year 2017 to a loss of Ps.2 million in fiscal year 2018, due to the profits from the investment in Agrofy Global

Urban Properties and Investments Business

The share of profit / (loss) of associates and joint ventures, pursuant to the income statement, decreased by 227.7%, from a loss of Ps.757 million during the year ended June 30, 2017 to a loss of Ps.2,481 million during the year ended June 30, 2018 (out of which a loss of Ps.173 million derives from the Operations Center in Argentina and a loss of Ps.2,308 million from the Operations Center in Israel). Excluding the results from the Operations Center in Israel, the share of profit / (loss) of associates and joint ventures decreased by 190.3%, mainly due to the negative results from the Sales and developments and International segments.

Also, the net share of profit / (loss) of associates and joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and developments segment), evidenced an increase of 281.8%, going from a profit of Ps.170 million during the year ended June 30, 2017 to a profit of Ps.649 million during the year ended June 30, 2018, mainly due to the share of profit of our joint venture Quality Invest S.A., due to the result originated in the valuation of investment properties

Operations Center in Argentina

Shopping Malls. In the segment information the share of profit / (loss) of joint venture Nuevo Puerto Santa Fe S.A. is exposed line by line on a consolidated basis.

Offices. In the segment information the share of profit / (loss) of our joint venture Quality S.A. is exposed on a consolidated basis, line by line in this segment.

Sales and developments. The share of profit / (loss) of joint ventures Cyrsa S.A. and Puerto Retiro S.A. is exposed on a consolidated basis, line by line. The share of profit / (loss) of our associate Manibil S.A., which is disclosed in this line, increased by Ps.19 million, from a loss of Ps.16 million during the year ended June 30, 2017 to a profit of Ps.3 million during the year ended June 30, 2018.

Hotels. This segment does not present results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates of this segment decreased by 779.5%, going from a loss of Ps.352 million during the year ended June 30, 2017 to a loss of Ps.3,096 million during the year ended June 30, 2018, mainly generated by a negative result of our investment in New Lipstick LLC of Ps.3,083 million.

Others. The share of profit / (loss) of associates of the Others segment, decreased by 122.8%, from a loss of Ps.597 million during the year ended June 30, 2017 to a profit of Ps.136 million during the year ended June 30, 2017, mainly as a result of a gain from our investments in BHSA for Ps.290 million.

Operations Center in Israel

Real estate. The share of profit / (loss) of associates and joint ventures of this segment increased from Ps.66 million during the year ended June 30, 2017 to Ps.233 million in the year ended June 30, 2018 due to an improvement presented by Mehadrin and Pbel in their results.

Others. The share of profit / (loss) of associates and joint ventures of this segment went from a loss of Ps.28 million during the year ended June 30, 2017 to a loss of Ps.403 million in the year ended June 30, 2018 due to the low performance of Elron's investments

Financial results, net - Fiscal year 2018 compared to fiscal year 2017

The financial results went from a loss of Ps.6,729 million during the year ended June 30, 2017 to a loss of Ps.33,812 million during the year ended June 30, 2018, this variation is mainly due to the devaluation of the Argentine peso against the dollar and the result of the exchange of DIC’s debt swap.

Income tax - Fiscal year 2018 compared to fiscal year 2017

The Company applies the deferred tax method to calculate the income tax corresponding to the periods presented, recognizing in this way the temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of Ps.1,833 million during fiscal year 2017, to a gain of Ps.5,461 million during fiscal year 2018, out of which a loss of Ps.930 million come from the Agricultural Business and a gain of Ps.6,391 million from the Urban Properties and Investments Business, attributable to a loss of Ps.1,165 million in the Operations Center in Israel and a gain of Ps.7,566 million in the Operations Center in Argentina.

Profit for the year - Fiscal year 2018 compared to fiscal year 2017

As a result of the factors described above, the profit of the year, including the effect of discontinued operations, went from a profit of Ps.3,622 million during fiscal year 2017 to a profit of Ps.19,185 million during fiscal year 2018. Profit / (loss) for the fiscal year attributable to the controlling company’s shareholders went from a loss of Ps.624 million in fiscal year 2017 to a profit of Ps.4,272 million in fiscal year 2018; and The non-controlling interest in controlled companies went from a profit of Ps.4,246 million in fiscal year 2017 to a profit of Ps.14,913 million in fiscal year 2018.

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

Cash Flows

The table below shows our cash flow for the fiscal years ended June 30, 2019, 2018 and 2017:

	For the fiscal year ended June 30,
	2019	2018	2017
	(in million of Pesos)
Net cash generated from operating activities	17,874	16,897	16,547
Net cash generated from / (used in) investing activities	7,383	(22,077)	(4,634)
Net cash (used in) / generated from financing activities	(18,006)	(2,805)	4,244
Net increase / (decrease) in cash and cash equivalents	7,251	(7,985)	16,157

As of June 30, 2019, we had positive working capital of Ps.63,457 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2019, in our Agricultural Business, we had negative working capital of Ps.3,726 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2019, in our Urban Properties and Investments Business, our Operation Center in Argentina had positive working capital of Ps.811 million and our Operations Center in Israel had positive working capital of Ps.41,346 million, resulting in a consolidated positive working capital of Ps.66,372 million (calculated as current assets less current liabilities as of such date.

At the same date, our Agricultural Business had cash and cash equivalents of Ps.2,002 million while our Operations Center in Argentina had cash and cash equivalents of Ps.4,513 million while our Operations Center in Israel had cash and cash equivalents of Ps.55,969 million, totaling consolidated cash and cash equivalents for Ps.62,484 million.

IDBD and DIC have certain restrictions and financial agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Regarding IDBD's financial position, its cash flow and its ability to meet its financial debt commitments, the following should be considered:

Beyond IDBD’s financial situation as of June 30, 2019, which has negative equity at that date, negative operating cash flow and a low credit rating of its debentures that caused that certain bondholders hire a representative and legal advisor to evaluate a potential procedure for declaring the insolvency of IDBD. The Board of Directors of IDBD has a cash flow forecast for a period of 24 months that assumes that IDBD will receive, among other things, cash from the realization of private investments which are directly owned by IDBD, in such way that IDBD expects to fulfill all its obligations for the next 24 months. While the realization of these plans does not depend entirely on factors under its control, IDBD estimates that it will succeed in the realization of these or other plans.

Additionally, IRSA’s Board of Directors has approved a commitment with Dolphin to make capital contributions in Dolphin for up to NIS 210 million, in accordance with a schedule of commitments acquired by Dolphin with IDBD as described below between September 2019 and September 2021. IRSA is the guarantor of these commitments.

Dolphin undertook the commitment to make contributions to IDBD subject to the occurrence of certain circumstances in accordance with the following scheme: (i) NIS 70 million that were contributed on September 2, 2019; (ii) NIS 70 million to be provided until September 2, 2020 and (iii) NIS 70 million to be provided until September 2, 2021. In accordance with Dolphin and IDBD's commitment, these contributions may be considered capital contributions which will result in the issuance of new IDBD shares in favor of the controlling company or may be granted in the form of a subordinated loan.

IDBD will have the right to ask for an advance of a sum of up to NIS 40 million as an advance of the second installment payment if it does not have the resources to finance the third buyer of Clal (Note 4), subject to the approval of the Audit Committee and Board of Directors.

The commitments and other restrictions resulting from the indebtedness of IDBD and DIC have no effect on IRSA since such indebtedness is without recourse to IRSA, nor has IRSA guaranteed it with its assets, notwithstanding IRSA’s commitment to provide capital to Dolphin as described above.

Operating activities

Fiscal year ended June 30, 2019

Our operating activities for the fiscal year ended June 30, 2019 generated net cash inflows of Ps.17,874 million, of which Ps.611 million are originated in discontinued operations and Ps.17,263 million from continuing operations, mainly due to operating income of Ps.18,154 million, a decrease in trading properties of Ps.974 million, an increase in inventory of Ps.489 million, decrease in biological assets of Ps.884 million and a decrease in trades and other payables charges of Ps.2,570 million, partially offset by increased trade and other receivables of Ps.1,635 million and Ps.983 million related to income tax paid.

Fiscal year ended June 30, 2018

Our operating activities for the fiscal year ended June 30, 2018 generated net cash inflows of Ps.16,897 million, of which Ps.6,690 million are originated in discontinued operations and Ps.10,207 million from continuing operations, mainly due to operating income of Ps.9,889 million, a decrease in trading properties of Ps.885 million, an increase in inventory of Ps.717 million, decrease in biological assets of Ps.1,100 millon and an increase in trades and other payables charges of Ps.974 million, partially offset by decreased trade and other receivables of Ps.112 million and Ps.1,730 million related to income tax paid.

Fiscal year ended June 30, 2017

Our operating activities for the fiscal year ended June 30, 2017 generated net cash inflows of Ps.16,547 million, of which Ps.6,705 million are originated in discontinued operations and Ps.9,842 million from continuing operations, mainly due to operating income of Ps.9,563 million, a decrease in trading properties of Ps.1,136 million, a decrease in biological assets of Ps.2,324 million and an increase in trades and other payables charges of Ps.1,450 million, partially offset by decreased trade and other receivables of Ps.2,622 million and Ps.2,115 million related to income tax paid.

Investment activities

Fiscal year ended June 30, 2019

Our investing activities resulted in net cash inflows of Ps.7,383 million, Ps.462 million discontinued activities outflows and Ps.7,845 million continuing operations outflows for the fiscal year ended June 30, 2019, mainly due to (i) Ps.7,229 million and Ps.5,711 million used in the acquisition of investment properties and property, plant and equipment, respectively, (ii) Ps.2,814 million used in the acquisition of intangible assets, (iii) Ps.90 million used in capital contributions in associates and joint ventures, (iv) Ps.36,949 million due to an decrease in investments in financial assets, partially offset by (v) Ps.1,336 million used in decrease of restricted assets, net, (vi) Ps.1,179 million from the collection of dividends, (vii) Ps.49,915 million due to proceeds from disposals of investments in financial assets and (viii) Ps.5,861 due to proceeds from sales of interest held in associates and joint ventures.

Fiscal year ended June 30, 2018

Our investing activities resulted in net cash outflows of Ps.22,077 million, Ps.5,028 million discontinued activities outflows and Ps.17,049 million continuing operations outflows for the fiscal year ended June 30, 2018, mainly due to (i) Ps.5,641 million and Ps.4,622 million used in the acquisition of investment properties and property, plant and equipment, respectively, (ii) Ps.1,167 million used in the acquisition of intangible assets, (iii) Ps.3,050 million due to an increase in investments in financial assets, (iv) Ps.5,056 million used in increase of restricted assets, net, partially offset by, (v) Ps.1,009 million from the collection of dividends.

Fiscal year ended June 30, 2017

Our investing activities resulted in net cash outflows of Ps.4,634 million, Ps.6,544 million discontinued activities inflows offset by Ps.11,178 million continuing operations outflows for the fiscal year ended June 30, 2017, mainly due to (i) Ps.6,032 million and Ps.5,249 million used in the acquisition of investment properties and property, plant and equipment, respectively, (ii) Ps.838 million used in the acquisition of intangible assets, (iii) Ps.1,206 million related to an increase of interest in associates and joint ventures, partially offset by, (iv) Ps.578 million from collection of dividends and (v) Ps.1,414 million due to an increase in investments in financial assets, net.

Financing activities

Fiscal year ended June 30, 2019

Our financing activities for the fiscal year ended June 30, 2019 resulted in net cash outflows of Ps.18,006 million, corresponding to Ps.18,162 million continuing activities outflows partially offset by Ps.156 million discontinued operations inflows, mainly due to (i) the payment of loans and principal on notes of Ps.44,029 million; (ii) the payment of interest on short-term and long-term debt of Ps.15,918 million; (iii) net disposal of non-controlling interest in subsidiaries of Ps.5,038 million, (iv) Ps.5,801 due to repurchase of non-convertible notes, and (v) Ps.2,558 million related to dividend distributions, partially offset by (vi) borrowings and issuance of non-convertible notes for Ps.53,038 million, (vii) Ps.1,932 million related to capital contributions from non-controlling interest in subsidiaries, and (viii) Ps.(508) million related to derivative financial instruments, net.

Fiscal year ended June 30, 2018

Our financing activities for the fiscal year ended June 30, 2018 resulted in net cash outflows of Ps.2,805 million, corresponding to Ps.6,400 million continuing activities outflows partially offset by Ps.3,595 million discontinued operations inflows, mainly due to (i) the payment of loans and principal on notes of Ps.36,409 million; (ii) the payment of interest on short-term and long-term debt of Ps.11,285 million and (iii) Ps.3,747 million related to dividend distributions, partially offset by (iv) net disposal of non-controlling interest in subsidiaries of Ps.4,851 million (v) borrowings and issuance of non-convertible notes for Ps.40,314 million and (vi) Ps.2,232 million related to capital contributions from non-controlling interest in subsidiaries.

Fiscal year ended June 30, 2017

Our financing activities for the fiscal year ended June 30, 2017 resulted in net cash inflows of Ps.4,244 million, corresponding to Ps.9,724 million continuing activities inflows offset by Ps.5,480 million discontinued operations outflows, mainly due to (i) the payment of loans and principal on notes of Ps.42,074 million; (ii) the payment of interest on short-term and long-term debt of Ps.12,103 million; (iii) net disposal of non-controlling interest in subsidiaries of Ps.5,791 million, and (iv) Ps.4,542 million related to dividend distributions, partially offset by (v) borrowings and issuance of non-convertible notes for Ps.64,348 million and (vi) Ps.433 million related to capital contributions from non-controlling interest in subsidiaries.

Indebtedness

As of June 30, 2019, we had total loans in the amount of Ps.334,305 million. The following table sets forth the scheduled maturities of our outstanding debt:

		Urban properties and investments
Capital	Agricultural Business	Operation Center in Argentina	Operation Center in Israel	Subtotal	Total
Less than 1 year	10,406	7,635	35,164	42,799	53,205
More than 1 and up to 2 years	4,178	11,948	27,930	39,878	44,056
More than 2 and up to 3 years	1,219	1,312	31,415	32,727	33,946
More than 3 and up to 4 years	4,964	15,362	56,588	71,950	76,914
More than 4 and up to 5 years	228	-	28,801	28,801	29,029
More than 5 years	78	77	93,410	93,487	93,565
	21,073	36,334	273,308	309,642	330,715
Interest
Less than 1 year	342	628	2,077	2,705	3,047
More than 1 and up to 2 years	31	-	-	-	31
More than 2 and up to 3 years	38	-	-	-	38
More than 3 and up to 4 years	30	104	36	140	170
More than 4 and up to 5 years	18	-	-	-	19
More than 5 years	4	25	-	25	29
	463	757	2,113	2,870	3,334
Financial Leases	240	16	-	16	256
	21,777	37,107	275,421	312,528	334,305

		Urban properties and investments
	Agricultural Business	Operation Center in Argentina	Operation Center in Israel	Subtotal	Total
Non-convertible Notes	9,727	33,087	233,944	267,031	276,759
Bank loans and others	11,090	3,723	41,477	45,200	56,289
Financial Leases	240	16	-	16	256
Bank overdrafts	720	281	-	281	1,001
	21,777	37,107	275,421	312,528	334,305

Agricultural businnes	Currency	Anual Average Interest Rate	Nominal Value	Book value (in million Ps.)
Cresud´s Series XVIII Notes	US$	4.00%	17	600
Cresud´s Series XXII Notes	US$	4.00%	23	420
Cresud´s Series XXIII	US$	6.50%	226	4,541
Cresud´s Series XXIV Notes	US$	9.00%	147	2,486
Brasilagro´s Notes	$R	106,5% e 110% do CDI	142	1,680
Bank loans	US$	Libor 6M + 300 bps. O 6% (the high)	14	303
Bank loans	US$	5.25% to 8.20%	219	8,229
Bank loans	$R	Pré 3,50% to 9%	93	745
Bank loans	US$	LIBOR tight	40	857
Bank loans	US$	Libor + 4,75%	9	383
Bank loans	$R	TJLP + 3,73%Pré 8,50% to 10,5%	6	62
Bank loans	$R	TJLP + 2,70 to 3,80%Pré 6,14% to 10%	43	483
Bank loans	ARS	22.77%	9	9
Others	ARS	6.17%	19	19
Finances leases	US$	5,85% to 6,24%	0.1	5
Finances leases	$R	6.62%	0.3	3
Finances leases	$R	R$/Kg 0,6462	29	232
Bank overdrafts				720
Total				21,777

Operation Center in Argentina	Currency	Annual Average Interest Rate	Nominal value	Book value (in million of Ps.)
IRSA Commercial Properties’ 2023 Notes	US$	8.75%	360	15,495
IRSA Commercial Properties’ 2020 Notes	US$	5.00%	140	5,890
IRSA’s 2020 Notes	US$	11.50%	71	3,180
IRSA’s 2019 Notes	Ps.	Badlar + 299ptos	384	395
IRSA’s 2019 Notes	US$	7.00%	133	5,462
IRSA’s 2020 Notes	US$	10.00%	96	2,665
Related Party	Ps.	Badlar	7	8
Bank loans	US$	5.95%	32	1,405
Bank loans	US$	Libor + 1.9%	35	1,494
Financial Leases	US$	from 3.20% to 14.40%	0	16
AABE Debt	Ps.	Libor	44	129
Seller financing	US$	N/A	2	107
Others	Ps. / US$	55.9% / 3.50%	-	580
Bank overdrafts	Ps.	from 39.00% to 109.00%	-	281
Total				37,107

Operation Center in Israel	Currency	Anual Average Interest Rate	Nominal Value	Book value (in million Ps.)
Non-convertible Notes IDBD Serie I	NIS	12.24%	944	10,780
Non-convertible Notes IDBD Serie K	NIS	4.84%	86	1,026
Non-convertible Notes IDBD Serie M	NIS	8.08%	392	4,571
Non-convertible Notes IDBD Serie N	NIS	5.15%	965	11,494
Non-convertible Notes DIC Serie F	NIS	8.62%	1,616	20,102
Non-convertible Notes DIC Serie H	NIS	9.67%	31	454
Non-convertible Notes DIC Serie J	NIS	4.52%	2,395	29,399
Non-convertible Notes Cellcom Serie F	NIS	4.55%	214	2,722
Non-convertible Notes Cellcom Serie H	NIS	5.28%	836	9,860
Non-convertible Notes Cellcom Serie I	NIS	6.35%	724	8,761
Non-convertible Notes Cellcom Serie J	NIS	2.62%	103	1,241
Non-convertible Notes Cellcom Serie K	NIS	3.70%	711	8,486
Non-convertible Notes Cellcom Serie L	NIS	4.34%	614	7,042
Non-convertible Notes PBC Serie D	NIS	3.90%	1,317	20,089
Non-convertible Notes PBC Serie F	NIS	3.78%	618	8,051
Non-convertible Notes PBC Serie G	NIS	5.67%	462	6,233
Non-convertible Notes PBC Serie H	NIS	2.99%	86	1,034
Non-convertible Notes PBC Serie I	NIS	4.10%	2,190	26,500
Non-convertible Notes PBC Gav-Yam Serie A	NIS	3.19%	710	8,450
Non-convertible Notes PBC Gav-Yam Serie F	NIS	3.08%	1,887	30,084
Non-convertible Notes PBC Gav-Yam Serie G	NIS	3.55%	320	3,832
Non-convertible Notes PBC Gav-Yam Serie H	NIS	3.70%	1,044	12,189
Non-convertible Notes PBC Ispro Serie B	NIS	3.52%	102	1,544
Bank loans and others	NIS	from 1.22% to 5,93%	2,126	37,936
Others	NIS	from 1.22% to 3.20%	276.51	3,543
Total				275,421

Agricultural business

Series XVIII Notes

On September 12, 2014, we issued the Series XVIII Notes, for US$ 33.7, bearing a fixed interest rate of 4.0% with an issuance price of 102.179%, which matures on September 12, 2019. On September 12, 2019 the Series XVIII was fully canceled.

Series XXII Notes

On August 12, 2015, we issued the Series XXII Notes, for US$ 22.7, bearing a fixed interest rate of 4.0% with an issuance price of 97.65%, which matures on August 12, 2019. On August 12, 2019 the Series XXII was fully canceled.

Series XXIII Notes

On February 16, 2018, we issued the Series XXIII Notes, for US$ 113.2, bearing a fixed interest rate of 6.5% payable semiannually, which matures on February 16, 2023.

Series XXIV Notes

On November 8, 2018, we issued the Series XXIV Notes, for US$ 73.6, bearing a fixed interest rate of 9.0% with an issuance price of 100%, which matures on November 14, 2020.

Series XXV Notes

On July 3, 2019, we issued the Series XXV Notes, for US$ 59.6, bearing a fixed interest rate of 9.0% payable semiannually, which matures on July 11, 2021.

Operations Center in Argentina

  Series II  (Issued by IRSA).

●  IRSA’s Notes Serie II at 11.50% maturing in 2020 US$71.4 million.

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

To incur additional indebtedness, IRSA CP is required to meet a minimum 2.00 to 1.00 Consolidated Interest Coverage Ratio. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated net interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

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

Series VII and VIII Notes

On September 8, 2016, IRSA issued Series VII and VIII Notes for an aggregate amount of US$210 million:

●  Series VII Notes for a principal amount of Ps.384.2 million at BADLAR plus 299 bps due on September 9, 2019.

●  Series VIII Notes for a principal amount of US$184.5 million at a fixed rate of 7% due on September 9, 2019. On June 14, 2019, the company informed the cancellation of US$ 51.9 million that was mainly received in the susbscription in kind of the Series I issued on May 15, 2019, and the new amount on circulation was US$ 132.6 million.

The proceeds were mainly used to repay preexisting debt.

On September 9, 2019, the Series VII and Series VIII was fully canceled.

Series I and II Notes

On May 15, 2019, IRSA issued the Note Series I under Argentine law for an amount of US$ 96.3 million due on November 15, 2020, at a fixed rate of 10%. The proceeds were mainly used to repay preexisting debt.

On August 6, 2019, IRSA reopened the Note Series I under Argentine law for an amount of US$ 85.2 million, at a price of 103.77%, which resulted in an internal annual rate of return of 8.75% nominal. Also, on the same date, the Notes Series II denominated in Chilean pesos, under writable and payable in dollars, for an amount of CLP 31,502.6 million (equivalent to US$ 45 million) at a fixed rate of 10.5% per within 12 months.

The proceeds were mainly used to repay preexisting debt.Series IV Notes (Issued by IRSA CP)

On September 12, 2017, IRSA CP issued, under Argentine law, the Series IV Notes, for US$140 million, bearing a fixed interest rate of 5.0%, which matures on September 14, 2020.

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

In March 2017, DIC issued a NIS 555 million Bond at 4,06% plus CPI with maturity in 2019.

On April 18, 2019, S&P Maalot (“Maalot”) announced that it was reducing the Company’s rating to BB- negative outlook. On June 27, 2019, Maalot announced, due to the increased risk of insolvency, that it was reducing the Company’s rating to CCC, negative rating outlook. Maalot reduced the rating of the debentures (Series I), which are unsecured, to a rating of CC.

In May 2019, the Israel Securities Authority approved the extension of the Company’s shelf prospectus dated May 10, 2017, for one additional year. Accordingly, the Company will be able to offer securities in accordance with the shelf prospectus until May 10, 2020.

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

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology, in our agricultural business, amounted to Ps.84 million, Ps.101 million and Ps.80 million for fiscal years 2019, 2018 and 2017 respectively. Our total technology investments aimed to increase the productivity of purchased land have amounted to Ps.1,579 million since fiscal year 1995.

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

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world growth is expected to reach 2.7% in 2019 and 2.9% in 2020. In 2019 growth in advanced economies is expected to remain above trend at about 2.7%, before reaching 3.1% in 2020. The growth projected in the United States is at 2.3% for 2019 and 1.9% for 2020, and in the Euro area economy is projected 1.3% in 2019 and 1.5% in 2020. Growth in Latin America is projected to increase modestly from 1.0% in 2018 to 1.4% in 2019, and further to 2.4% in 2020.

Emerging market and developing economies: In China, necessary domestic regulatory tightening to rein in debt, constrain shadow financial intermediation, and place growth on a sustainable footing contributed to slower domestic investment, particularly in infrastructure. Spending on durable consumption goods also softened, with automobile sales declining in 2018 following the expiration of incentive programs for car purchases. These developments contributed to slower momentum over the year, with further pressure from diminishing export orders as US tariff actions began to take hold in the second half of the year. As a result, China’s growth declined from 6.8 percent in the first half of 2018 to 6.0 percent in the second half of the year. The resulting weakening in import demand appeared to have impacts on trading partner exports in Asia and Europe. Elsewhere across emerging market economies, activity moderated as worsening global financial market sentiment in the second half of 2018 compounded country-specific factors. Needed policy tightening to reduce financial and macroeconomic imbalances took effect in Argentina and Turkey; sentiment weakened and sovereign spreads rose in Mexico, following the incoming administration’s cancellation of a planned airport for the capital and backtracking on energy and education reforms; and geopolitical tensions contributed to weaker activity in the Middle East.

Global energy prices declined by 17 percent between the reference periods for the October 2018 and current World Economic Outlook as oil prices dropped from a four-year peak of US$ 81 a barrel in October to US$ 61 in February. While supply influences dominated initially—notably a temporary waiver in US sanctions on Iranian oil exports to certain countries and record-high US crude oil production—weakening global growth added downward pressure on prices toward the end of 2018. Since the beginning of this year, oil prices have recovered somewhat thanks to production cuts by oil-exporting countries. Prices of base metals have increased by 7.6 percent since August as a result of supply disruption in some metal markets more than offsetting subdued global demand.

The IMF’s Primary Commodity Price Index declined by 6.9 percent between August 2018 and February 2019, the reference periods for the October 2018 and current WEO, respectively. Amid high volatility, energy prices drove that decline, falling sharply by 17.0 percent, while base metal prices increased as trade tensions and weaker economic activity in China were more than offset by supply disruptions

Argentine macroeconomic context

On September, 2019, the Central Bank of Argentina published that the average monthly balance of deposits in Pesos of the private sector remained almost unchanged from the previous month in nominal terms.

Shopping malls sales reached a total Ps.9,907.2 million in June 2019, which represents a 44.7% increase as compared to the same period last year. Accumulated sales for the first six months of the year totaled Ps.33,381.7 million, representing a 28.0% increase as compared to the same period last year.

The INDEC reported that, for the six months ended June 30, 2019, industrial activity in Argentina contracted by 6.9% compared to the same period in 2018. The textile industry accumulated a 14.2% contraction during the first six months of 2019 as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of June 30, 2019, showed no variation compared 2018.

Regarding the balance of payments, in the second quarter of 2019 the current account deficit reached US$2,561 million, with US$5,305 million allocated to the goods and services trade balance, and US$2,666 million to the net primary income, and a surplus of US$79 million to net secondary income.

During the second quarter of 2019, the financial account showed net income of US$3,339 million, explained by the net acquisition of financial assets for US $ 4,909 million, and net issuance of liabilities of US $ 8,248 million. The sectors that have covered most of the net financing needs have been the Government for US $ 5,401 million and the Central Bank for US $ 1,773 million. The international reserves decreased by US$1,773 million during the second quarter of 2019.

Total gross external debt stock at the end of March 2019 is estimated at US$275,828 million, with a decrease of US$ 2,104 million, (0.8)% compared to the prior quarter, 62% of the debt corresponds to the Government; 9% to the Argentine Central Bank; 26% to non-financial private sector, 2% to deposit-taking companies and 2% to other financial companies.

In local financial markets, the Private Badlar rate in Pesos ranged from 33.00% to 47.50% in the period from July 2018 to June 2019, averaging 50.90% in June 2019 compared to 30.57% in June 2018. As of June 30, 2019, the seller exchange rate quoted by Banco de la Nación Argentina was Ps.42.4630 pesos per US$1.00. As of June 30, 2019, Argentina’s country risk increased by 419 basis points in year-on-year terms. The debt premium paid by Argentina was 835 basis points in June 2019, compared to 239 basis points paid by Brazil and 202 basis points paid by Mexico.

As of September 17, 2019, the Private Badlar rate in Pesos peaked at 60.19%. As of September 17, 2019, the seller exchange rate quoted by Banco de la Nación Argentina was of Ps.56.50 pesos per US$1.00. As of September 17, 2019, Argentina’s country risk increased by 1,503 basis points in year-on-year terms. The debt premium paid by Argentina was at 2,152 basis points as of September 17, 2019, compared to 227 basis points paid by Brazil and 207 basis points paid by Mexico as of that same date.

Likewise, in the national and international framework described above, the Company periodically analyzes alternatives to appreciate its shares value. In that sense, the Board of Directors of the Company will continue in the evaluation of financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

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

According to the World Agricultural Supply and Demand Estimates Repro published by the United States Department of Agriculture on August 12, 2018, world soybean production for the season 2019/2020 is expected to be about 341,83 million tons, a decrease of 6% as compared to the season 2018/2019.

World corn production is expected to about 1,105.1 million tons for season 2019/2020, 1,6% lower than in the previous season.

The policies implemented by the new government ever since taking office have led to better projections for the agricultural industry. Mainly, the strong devaluation of the peso and tax reductions on exports have improved the situation of agricultural growers. Withholding taxes on corn and wheat have been reinstated at 10%, whereas withholding taxes on soybean have been modified to 18% export tax over the FOB prices plus Ps.4 per dollar.

Cattle

As reported by SENASA, with an aggregate stock of 54,945,808 heads as of March 31, 2019, the cattle stock has increased slightly by 0.03% as compared to the same period of the previous year. For the decade in a row, the cattle stock surpassed 48 million heads.

As reported by the Argentine Chamber of Beef Commerce and Industry (Cámara de la Industria y Comercio de Carnes y Derivados de la República Argentina, “Ciccra”), consumption of cattle beef per capita was 52.9 kilograms per year on average for the second quarter of 2019, accounting for a year-on-year decrease of 9.2%. Domestic consumption accounts for 77.1% of production, representing a year-on-year decrease of 9.0%.

Urban Properties and Investment Business

Operations Center in Argentina

Evolution of Shopping Malls in Argentina

In August 2019, the Consumer Confidence Index (CCI) showed a 5.2% decline compared to July 2019, and a 15.5% increase compared to August 2018. Shopping mall sales in June 2019 reached Ps.9,907.2 million, which represented a 44.7% increase compared to June 2018. Accumulated sales for the first six months of 2019 totaled Ps.43,269.4 million, a 29.6% percent increase compared to the same period in 2018.

Evolution of Office Properties in Argentina

According to Colliers International, as of June 30, 2019, the A+ and A office inventory increased compared to 2018 to 2,029,247 sqm. The vacancy rate was steady at approximately 8.99% during the second quarter of 2019. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with robust values.

Compared to the previous quarter, the Premium Offices prices remained in the order of US$ 24.3 per square meter compared to the previous quarter, and showed the same period last year, which was US$ 24.7 per square meter. There was an increase in rental prices for A+ properties of US$ 0.33per square meter, from US$ 26.0 per square meter in the first quarter of 2019 to US$ 26.33 per square meter for the second quarter of 2019. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of US$ 40.0. Likewise, the industry reported a 3.73% increase in rental prices for A properties compared to the first quarter of 2019, reaching an average of US$ 22.34 per square meter, in which the North zone of Ciudad de Buenos Aires reach the higher prices, reaching US$ 34.0 per square meter.

Evolution of the Hotel industry in Argentina

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at June 2018, overnight stays at hotel and parahotel establishments were estimated at 3.0 million, 13.1% higher than the same month the previous year. Overnight stays by resident and nonresident travelers increased by 11.0% and 21.3%, respectively. Total travelers who stayed at hotels during June were 1.4 million, a 10.7% increase compared to the same month the previous year. The number of resident and nonresident travelers increase by 7.9% and 22.6%, respectively. The resident travelers represented 78.7% of the total number of travelers who stayed at hotels. The Room Occupancy Rate in may was 37.8%, showing a slight increase compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 28.1%, which represents a slight increase compared to June 2018.

Operations Center in Israel

Israeli macroeconomic context

According to IMF Israel report published on May, 2019, Israel’s solid macroeconomic performance continues, with output rising by 3.2 percent in the year to the first quarter of 2019, and similar growth is expected for 2019 as a whole. Export growth, led by hi tech services, declined little despite a weakening global economy, but fixed investment slowed as falls in housing construction outweighed strong machinery spending.

Job creation exceeded 2 percent in 2018, driven by 3.5 percent gains for women, keeping unemployment at historic lows of about 4 percent. The tight labor market pushed business sector wage rises up to 4.3 percent in 2018, from 2.9 percent in 2017. Inflation has risen from low levels, to remain just above the floor of the 1-3 percent target range since mid-2018. A further increase in inflation is expected in the next few years, although this outlook is subject to risks from global growth and inflation, together with uncertainties around the net impact of rising wages and increased competitive pressures in Israeli markets.

The Bank of Israel has held the policy rate at 0.25 percent following a hike in the last quarter of 2018 and has stated that monetary policy in Israel will remain accommodative as long as necessary to entrench inflation within the target range.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

Agricultural Business

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. We have recourse against the non-performing party. As of June 30, 2019, the value of transacted merchandise for which guarantees were granted amounted to Ps.518 million. As of the date of this annual report, there were non-performing parties under the agreements for which we had to respond as guarantor. As of the date of this annual report, the value of transacted merchandise for which guarantees were granted amounted to Ps.594 million.

Urban Properties and Investment Business

As of June 30, 2019, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The followings tables show our contractual obligations, as of June 30, 2019.

As of June 30, 2019	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Later than 4 years	Total
	(in millions of Ps.)
Trade and other payables	17,707	1,456	1,455	24	326	20,968
Borrowings (excluding finance lease liabilities)	51,116	45,200	26,500	31,030	129,746	283,592
Finance leases obligation	35	4	1	-	232	272
Purchase obligations	5,199	1,823	639	347	229	8,237
Derivative Financial Instruments	181	8	4	1	-	194
Total	74,238	48,491	28,599	31,402	130,533	313,263

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

For information about Production and Sales, please see “Item 5.A. Consolidated Operating Results.”

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are managed by a board of directors. Our bylaws provide that our Board of Directors shall consist of a minimum of three and a maximum of fifteen regular directors and the same or less numbers of alternate directors. Currently, our board is composed by twelve regular directors and three alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders usually for a three-year term, provided, however, that of the board of directors is elected each year. The directors and alternate directors may be re-elected indefinitely..

Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a regular director or until a new director is appointed.

Our current board of directors was elected at the shareholders’ meetings held on October 31, 2017, October 29, 2018 and October 30, 2019 for terms expiring in the years 2020, 2021 and 2022, respectively. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo Sergio Elsztain	01/26/1960	Chairman	06/30/2020	10/31/2017	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/2020	10/31/2017	1994
Alejandro Gustavo Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/2022	10/31/2019	1994
Gabriel A.G. Reznik	11/18/1958	Regular Director	06/30/2021	10/29/2018	2003
Jorge Oscar Fernández	01/08/1939	Regular Director	06/30/2021	10/29/2018	2003
Fernando Adrián Elsztain	01/04/1961	Regular Director	06/30/2022	10/31/2019	2004
Pedro Damasco Labaqui Palacio	02/22/1943	Regular Director	06/30/2021	10/29/2018	2006
Daniel E. Mellicovsky	01/17/1948	Regular Director	06/30/2020	10/31/2017	2008
Alejandro Gustavo Casaretto	10/15/1952	Regular Director	06/30/2020	10/31/2017	2008
Liliana Glikin	03/29/1953	Regular Director	06/30/2022	10/31/2019	2019
Hector Rogelio Torres	12/30/1954	Regular Director	06/30/2022	10/31/2019	2019
Alejandro Mario Bartolome	09/12/1954	Regular Director	06/30/2022	10/31/2019	2019
Gastón Armando Lernoud	06/04/1968	Alternate Director	06/30/2020	10/31/2017	1999
Enrique Antonini	03/16/1950	Alternate Director	06/30/2022	10/31/2019	2007
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/2022	10/31/2019	2007

(1)
The business address of our management is Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.
(2)
Term expires at the annual ordinary shareholders’ meeting.

Gabriel A. G. Reznik, Jorge Oscar Fernandez, Pedro Dámaso Labaqui Palacio, Daniel Elias Mellicovsky, Liliana Glikin, Hector Rogelio Torres, Alejandro Mario Bartolome, Enrique Antonini and Eduardo Kalpakian, qualify as independent, in accordance with the CNV Rules.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than twenty-five years. He is the chairman of the board of Directors of Cresud, IRSA Propiedades Comerciales S.A. (IRSA CP), IRSA Inversiones y Representaciones Sociedad Anónima (IRSA), IDB Development Corporation Ltd, Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agr’colas Ltda., Austral Gold Ltd., Consultores Assets Management S.A., among other companies. He also Chairs IRSA Foundation, is a member of the World Economic Forum, the Council of the Americas, the Group of 50 and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as VicePresident of the World Jewish Congress. Mr. Eduardo Sergio Elsztain is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain’s and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He was a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-chairman of Cresud, IRSA CP, Consultores Assets Management S.A. and other companies such as Fibesa S.A. and Chairman at Puerto Retiro S.A. He is also director of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agr’colas Ltda., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain graduated as an Agricultural Engineer from the University of Buenos Aires. He then completed the Advanced Management Program at Harvard Business School in June 1999. He has been CEO of Cresud since 1994, currently serving as II Vice President of IRSA and Executive Vice President of IRSA CP. He is also director of BrasilAgro, a Brazilian agricultural company. He also serves as director of IDBD, President of Gav Yam and Mehadrin, and Vice President of PBC (Companies dedicated to the Real Estate and Fruit business in Israel. Mr. Alejandro Gustavo Elsztain is brother of our Chairman, Eduardo Sergio Elsztain and of Daniel Ricardo Elsztain. He is also Fernando Adrián Elsztain’s cousin.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from Universidad de Buenos Aires. He worked for IRSA since 1992 until May 2005 at which time he resigned. He had formerly worked for an independent construction company in Argentina. He is director of Banco Hipotecario S.A.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from Universidad de Buenos Aires. He has performed professional activities at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial institutions and associations.

Fernando Adrián Elsztain. Mr. Elsztain earned an architecture degree from Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the Board of Directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Hoteles Argentinos S.A. and Llao Llao Resorts S.A., and an alternate director of Banco Hipotecario S.A. and Puerto Retiro S.A. Mr. Fernando Adrián Elsztain is cousin of our Chairman, Eduardo Sergio Elsztain, and our directors Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain.

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

Liliana Irene Glikin. Ms. Glikin has obtained a law degree from the Universidad de Buenos Aires and a journalist degree from the Journalism School of the “Circulo de la Prensa”. She is also law professor at the Universidad de Buenos Aires. She is partner and legal advisor in “Stolkiner y Asociados” firm.

Hector Rogelio Torres. Mr. Torres obtained a law degree from the Universidad de Buenos Aires. He is a senior fellow at Centre for International Governance Innovation and is a former executive director at the International Monetary Fund. He held several senior roles with the IMF and the World Trade Organization, including as legal counsellor at the Appellate Body’s Secretariat and the Economic Research and Statistics Division. He was a consultant on trade for the United Nations Environment Programme, and a member of Argentina’s professional diplomatic service. Mr. Torres frequently acts as a panelist, consultant and writer in the areas of international economic law and trade. At the World Trade Organization, he served on the Task Force on Financial Crisis and was the coordinator of Technical Cooperation for Latin America and the Caribbean. At Centre for International Governance, he conducts research on global governance reform, on the Group of Twenty and World Trade Organization ministerial, and on promoting legal coherence in global policy making.

Alejandro Mario Bartolome. Mr. Bartolomé has a degree in agronomist from the Universidad de Buenos Aires and also has a Master of Science from the Reading University, England. He is an entrepreneur and wine producer. He is co-founder and director of Don Mario, a company focus on genetics. He has worked as production manager and CEO of the Company.

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

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business from the Universidad de Belgrano. He has also an MBA from Universidad del CEMA. He has been director for 25 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina. Currently he is vice-chairman of such company’s board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

Employment contracts with our directors

We do not have written contracts with our directors. However, Eduardo S. Elsztain, Saul Zang, Alejandro G. Elsztain, Fernando A. Elsztain and Gaston Lernoud are employed by us under the Labor Contract Law No. 20,744.

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

The following is a biographical description of each of our senior managers who are not directors:

Matías Iván Gaivironsky. Mr. Matías Gaivironsky obtained a degree in business administration from Universidad de Buenos Aires. He has a master’s degree in Finance from Universidad del CEMA. Since 1997 he has served in various positions at Cresud, IRSA CP and the Company, and was appointed Chief Financial Officer in December 2011 and in early 2016 he was appointed as Chief Financial and Administrative Officer. Previously, Mr. Gaivironsky acted as Chief Financial Officer of Tarshop S.A. until 2008. He is also director at Condor Hospitality REIT.

Carlos Blousson. Mr. Blousson obtained a degree in agricultural engineering from Universidad de Burnos Aires (Universidad de Buenos Aires). He has been working as our Chief Sales Officer since 1996. Prior to joining us, he worked as a futures and options operator at Vanexva Bursátil –Sociedad de Bolsa. Previously, he worked as a farmland manager and a technical advisor at Leucon S.A.

The following table shows information about our current senior management of the Operations Center in Israel:

Name	Date of birth	Position	Current position held since
Eran Saar	10/10/1972	Chief Executive Officer (will commence on December 12 2019)	2019
Gil Kotler	04/10/1966	Chief Financial Officer	2016
Aaron Kaufman	03/03/1970	VP & General Counsel	2015

Eran Saar. Mr. Saar obtained a law degree, an economics and accounting degree and a MBA from the Hebrew University of Jerusalem. Mr. Saar was the CEO of Equital Group, as CFO of Equital Group, and as Deputy Manager of the Corporate Department at the Israel Securities Authority. Mr. Saar will serve as CEO in DIC and IDBD from December 12 2019..

Gil Kotler. Mr. Kotler obtained a bachelors’ degree in economics and accounting from Tel Aviv University in Israel in 1993 as well as a GMP at Harvard Business School in 2011. He serves as the chief financial officer of IDBD since April 2016 and the chief financial officer of DIC since January 2016. Mr. Kotler also serves as a director in several subsidiaries in the IDBD group. In June 2019, the CFO of DIC and IDBD, Mr. Gil Kotler, announced his desire to step down as CFO of the companies.

Aaron Kaufman. Mr. Kaufman obtained a law degree in Tel Aviv University in 1996. He has been partner in Epstein Law Firm until November 2015, when he joined IDBD as a VP and General Counsel. Mr. Kaufman serves as VP and General Counsel in DIC since April 2016 and as a director in several subsidiaries in the IDBD group.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an executive committee consisting of a minimum of four and a maximum of seven directors and one alternate member, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang and Alejandro Elsztain.

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 30, 2019:

Member	Date of Birth	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Noem’ Ivonne Cohn	05/20/1959	Member
Roberto Daniel Murmis	04/07/1959	Alternate Member
Alicia Graciela Rigueira	12/02/1951	Alternate Member
Gastón Damián Lizitza	06/09/1972	Alternate Member

All members of the supervisory committee qualify as independent, in accordance with CNV Resolution No. 400/2002 Rules.

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L./firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA, IRSA CP, Hoteles Argentinos S.A., Inversora Bol’var S.A., and Banco Hipotecario S.A, among other companies.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L./firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committees of IRSA, IRSA CP, Inversora Bol’var S.A., and Banco Hipotecario S.A., among other companies.

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the Universidad de Buenos Aires. Mrs. Cohn is a partner at Abelovich, Polano & Asociados S.R.L./firm member of Nexia International, public accounting firm in Argentina, and works in the audit area. Mrs. Cohn worked in the audit area in Harteneck, Lopez and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is member of the Supervisory Committees of IRSA and IRSA CP, among other companies.

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L/firm member of Nexia International, a public accounting firm in Argentina. Mr. Murmis worked as an advisor to the Public Revenue Secretariat, Argentine Ministry of Economy. Furthermore, he is a member of the Supervisory Committee of IRSA, IRSA CP, Futuros y Opciones S.A., and Llao Llao Resorts S.A., among other companies.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados/firm member of Nexia International, a public accounting firm in Argentina. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia. affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of Universidad de Lomas de Zamora.

Gastón Gabriel Lizitza. Mr. Lizitza obtained a degree in accounting at the Universidad de Buenos Aires. He is a partner at Abelovich, Polano & Asociados S.R.L; an accounting firm in Argentina, member of Nexia International. He is also a member of the Supervisory Committee of BACSAA, Futuros y Opciones.Com S.A. and IRSA.

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

At our shareholders’ meeting held on October 30, 2019, a compensation for an aggregate amount of Ps.42.1 million was approved for all of our directors for the fiscal year ended June 30, 2019.

Compensation of Supervisory Committee

Our shareholders’ meeting held on October 30, 2019 further approved by majority vote a compensation for an aggregate amount of Ps.1.26 million to our Supervisory Committee for the fiscal year ended June 30, 2019.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation paid to our senior management of the Operations Center in Argentina and the Agricultural Business for the fiscal year 2019, was Ps.15 million.

The aggregate compensation paid to our Senior Management of the Operations Center in Israel for the fiscal year ended on June 30, 2019 the aggregate compensation was of Ps.132 million.

In June 2019, the CEO of DIC and IDBD, Mr. Sholem Lapidot, announced his desire to step down as CEO of the companies.

In September 2019 DIC and IDBD announced that DIC and IDBD Boards of Directors, after receiving the Compensation Committee's approval and receiving the recommendation of DIC and IDBD Search Committee (which was appointed by DIC and IDBD Boards of Directors for this purpose), appointed Mr. Eran Saar to the position of CEO ("the CEO") as well as the terms of office and employment of the CEO. The CEO will be employed by DIC and IDBD under the unlimited term employment agreement, beginning December 12, 2019.

Compensation of the Audit Committee

The members of our Audit Committee do not receive any additional compensation other than that received for their services as members of our board of directors.

Capitalization Program for our executive staff

We have a defined contribution plan covering the members of our management team. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary, or the “Base Contributions”, and pretax contributions of up to 15% of their annual bonuses, or “Extraordinary Contributions”. Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

Contribution expense was Ps.11 million and Ps.50 for the fiscal years ended June 30, 2019 and 2018, respectively. Employee contributions are held in a mutual fund. Contributions we make on behalf of our employees are held temporarily in a company account until the trust is set up. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

1. ordinary retirement in accordance with applicable labor regulations;

2. total or permanent incapacity or disability; or

3. death.

In case of resignation or unjustified termination, the beneficiary may redeem the amounts contributed by us only if he or she has participated in the Plan for at least five years.

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
On October 30, 2019, the shareholders’ meeting approved the implementation of a new incentive plan for directors, management and employees based on the granting of shares for the long term remuneration of its executives, directors and employees, which accomplish certain requirements in terms of seniority and internal category. In that sense, the shareholders approved a capital increase for up to 1% of the capital stock at the time of the execution of the plan intended. This increase will, consequently, be subscribed and integrated to the extent that the new shares issued to the beneficiaries of the plan are allocated.

DIC’s current CEO of the Operations Center in Israel, has a stock option plan which includes 5,310,000 options, that will be given in five series, and which may be exercised for 5,310,000 ordinary shares, par value NIS per share of DIC. DIC’s CEO has exercised the first stage and as of June 2019 holds 4,248,000 options. DIC’s CFO of the Operations Center in Israel, has a stock option plan which includes 621,362 options, par value NIS per share of DIC, which 372,816 of the said options were exercised by him and as of June 2019 holds 248,546 options.

DIC’s newly appointed CEO of the Operations Center in Israel, will get a stock option plan which includes 2,500,000 options, that will be given in five series over a period of 5 years from the beginning of his term, and which may be exercised for 2,500,000 ordinary shares, par value NIS 1 per share of DIC.

Long Term Incentive Plan based on Shares

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

The fair value of the benefit was estimated at Ps.0.10. In the initial measurement of the fair value of the benefit, the price of the AGRO3 per share was considered on the date of granting and the probable quotation of the share price is projected at the end of the vesting period based on the past performance of the price per share in a period of 1 year and 4 months (compatible with the period between the granting in June 2018 and the end of the vesting period in October 2018). Considering the volatility of the AGRO3 share, the probability of the price per share at the end of the vesting period was determined to reach the value necessary to comply with the KPI.

The maximum number of shares to be issued is 447,127 (granted on June 18, 2018 and available on June 30, 2019). During the period, there were no cancellations or shares issued to the beneficiaries and the amount of shares will be adjusted by the dividends per share distributed during the vesting period.

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

In the year ended June 30, 2019, compensation expenses are Ps.18.87 million (Ps.9.65 million as of June 30, 2018) and the accumulated amount is Ps.28.52 million.

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

Audit Committee

In accordance with the Capital Markets Law No. 26.831 and the Rules of the CNV, our board of directors has established an audit committee which focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, the management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of audit duties both by our internal audit and our external auditors. These responsibilities are meant to comply with the duties assigned by Law 26.831, the Technical Rules of the CNV, and other applicable laws.

On October 31, 2019, our board of directors appointed Liliana Glikin, Hector Rogelio Torres and Alejandro Mario Bartolome, all of them independent members, as members of the audit committee. The board of directors named Hector Rogelio Torres as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

Remuneration Committee

There is no remuneration committee.

D. EMPLOYEES

Operations Center in Argentina

As of June 30, 2019, we had 3,370 employees.

As of such date, we had 993 employees in our Agricultural Business in Argentina, including our employees, FyO and SACPSA but not those of Agro-Uranga S.A. Approximately 60% are under collective labor agreements.

We employ 367 people in our International Agricultural businesses, composed of 323 employees of Brasilagro, 23 employees in the companies located in Paraguay, 21 employees in the companies located in Bolivia.

Our Real Estate Business had 1,702 employees. Our Development and Sale of Properties and Other Non-Shopping Mall Businesses segment had 12 employees, The Shopping Mall segment had 865 employees including 403 under collective labor agreements. Our Hotels segment had 832 employees with 662 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows the number of employees in the Company’s various businesses as of the dates mentioned below:

		Urban Business
	Agricultural Business(1)	Sales and Developments(2)	Shopping Mall(3)	Hotels(4)	Shared Service Center(3)	Corporate Areas	Total
June 30, 2017	1,224	31	947	790	196	109	3,297
June 30, 2018	1,304	31	928	812	191	115	3,381
June 30, 2019	1,360	12	865	832	194	107	3,370

(1) Agricultural Business includes CRESUD, FyO , SACPSA, and from this fiscal year we also include in this disclosure the employees of BRASILAGRO, CRESCA and PALMEIRA S.A.
(2) As of March 2019, we were no longer administrators of Consorcio Libertador S.A. and Consorcio Maipu 1300 S.A
(3) On December 2018, the concession of the Buenos Aires Design shopping mall ended.
(4) Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

Operation Center in Israel

The following table shows the number of employees as of June 30, 2019 of our Israeli operating center divided by company:

	As of June 30,
	2019	2018	2017
IDBD	1	1	24
DIC (1)	39	39	18
Shufersal	15,762	15,155	13,790
Cellcom (2)	3,901	3,988	2,940
Elron	13	13	13
Epsilon	45	50	51
IDB Tourism	615	855	797
Modiin	1	1	-
PBC	552	614	118
(1) Includes Gydrom’s and New Pharm’s employees.
(2) Includes Gav-Yam’s, Ispro’s, Nave’s, Hon’s y Mehadrin’s employees.

E. SHARE OWNERSHIP

Share ownership of directors, members of the supervisory committee, and senior management as of June 30, 2019.

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2019:

Name	Position	Number of Shares	Percentage
Directors
Eduardo Sergio Elsztain (1)	Chairman	182,491,974	36.38%
Saúl Zang	First vice-chairman	4,340,483	0.86%
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	7,349,006	1.46%
Gabriel A. G. Reznik	Director	-	-
Jorge Oscar Fernández	Director	3,189,024	0.64%
Fernando Adrián Elsztain	Director	-	-
Pedro Damaso Labaqui Palacio	Director	3,000	0.00%
Daniel Elias Mellicovsky	Director	-	-
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural Real Estate	276,933	0.06%
Gastón Armando Lernoud	Alternate Director	19,000	0.00%
Enrique Antonini	Alternate Director	-	-
Eduardo Kalpakian	Alternate Director	-	-

Senior Management
Matias Gaivironsky	Chief Financial and Administrative Officer	83,723	0.02%
Carlos Blousson	Chief Executive Officer of the International Operation	-	-

Supervisory Committee
José Daniel Abelovich	Member	-	-
Marcelo Héctor Fuxman	Member	-	-
Noem’ Ivonne Cohn	Member	-	-
Roberto Daniel Murmis	Alternate member	-	-
Alicia Graciela Rigueira	Alternate member	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-
Executive Committee
Eduardo Sergio Elsztain	Member	182,491,974	36.38%
Saúl Zang	Member	4,340,483	0.86%
Alejandro Gustavo Elsztain	Member	7,349,006	1.46%
(1) Includes (i) 114,926,563 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 920 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 67,360,740 common shares owned by Agroninvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner and iv) 203,751 common shares directly owned by Mr. Eduardo S. Elsztain.

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

	Share Ownership as of June 30, 2019
Shareholder	Number of Shares	Percentage
Eduardo Sergio Elsztain (1)(2)	182,491,974	36.38%
Newfoundland Capital Management(3)	55,028,040	10.97%
Macquarie Investment Management(3)	25,060,670	5.00%
Directors and officers(4)	15,261,169	3.04%
ANSES	18,773,486	3.74%
Total	296,615,339	59.13%

(1) Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2) As a result, Mr. Elsztain may be deemed beneficial owner of 36.38% of our total shares, which includes (i) 114,926,563 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 920 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 67,360,740 common shares owned by Agroninvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner and iv) 203,751 common shares directly owned by Mr. Eduardo S. Elsztain.
(3) According to the Form filed with the SEC. as of June 30, 2019.
(4) Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

Change in Share Ownership in the Company

	As of June 30,
	2019	2018	2017	2016	2015
IFISA(1)(2)	36.38%	34.74%	30.8%	30.9%	37.4%
Newfoundland Capital Management(3)	10.97%	9.0%	-	-	-
Macquarie Investment Management(3)	5.0%	-	-	-	-
Senvest Management LLC(3)	0.0%	0.7%	3.3%	4.8%	5.1%
Directors and officers(4)	3.0%	2.8%	2.8%	2.9%	2.9%
ANSES	3.7%	3.6%	3.6%	3.6%	3.6%

(1) Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2) As a result, Mr. Elsztain may be deemed beneficial owner of 36.38% of our total shares, which includes (i) 114,926,563 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 920 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 67,360,740 common shares owned by Agroninvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner and iv) 203,751 common shares directly owned by Mr. Eduardo S. Elsztain.
(3) According to the Form filed with the SEC.
(4) Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date in a change in control.

Securities held in the host country

As of June 30, 2019, our total issued and outstanding capital stock outstanding consisted of 501,642,804 common shares. As of June 30, 2019, there were approximately 40,307,462 Global Depositary Shares (representing 403,074,620 of our common shares, or 80.35% of all of our outstanding shares held) in the United States by approximately 39 registered holders of Global Depositary Shares.

As of June 30, 2019, our directors and senior officers controlled, directly or indirectly, approximately 40.6% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

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

Offices and shopping malls spaces leases

We rent office space for our executive offices located at the Intercontinental Plaza tower at Moreno 877 in the Autonomous City of Buenos Aires, which IRSA CP has owns since December 2014. We also rent space that IRSA CP own at the Abasto Shopping Mall.

The offices of Eduardo Sergio Elsztain, the chairman of our board of directors and our controlling shareholder are located at 108 Bolivar, in the City of Buenos Aires. The property has been rented to a company controlled by family members of Mr. Elsztain, and to a company controlled by Fernando A. Elsztain, one of our directors, and members of his family.

●  In addition, we, IRSA, Tarshop S.A., BACS Banco de Crédito y Securitización S.A. (“BACS”), BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by IRSA CP in different buildings.

●  Furthermore, we also lease various spaces in IRSA CP´s shopping malls (stores, stands, storage space or advertising space) to third parties and related parties such as Tarshop S.A. and Banco Hipotecario S.A.

Lease agreements entered into with associates have included similar provisions and amounts to those included in agreements with third parties.

On August 29, 2019, DIC's Audit Committee approved entering into an agreement with IDBD, PBC, Gav-Yam and Elron, for dividing the uses and expenses of offices at joint offices to which the companies will move its offices in the ToHa project on Totzeret Ha’aretz Street in Tel Aviv, pursuant to a tenancy agreement that the companies entered into with Gav-Yam and Amot Hashkaot Ltd., for the tenancy of offices and parking spaces for the period beginning July 1, 2019, and ending upon the expiration of 15 years or upon the expiration of the two option periods (of five years each).

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

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services, or the “Framework Agreement,” was entered into between IRSA CP, IRSA and us, which was amended several times to bring it in line with evolving operating requirements. The goal of the amendment is to increase efficiency in the distribution of corporate resources and reduce operating costs. The agreement had an initial term of 24 months and is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.

The Framework Agreement currently provides for the exchange and sharing of services among the following areas: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance, Shared Services Center, Real Estate Business Administration, Directory to distribute Real Estate, HR Real Estate Business, Security, Corporate Legal Management, Corporate Environment, Technical Management Infrastructure and Services, Purchasing and Contracting, Management and Enabling, Investments, Government Affairs, Hotels, Fraud Prevention, Bolivar, Proxy, General Management to distribute, Directory Security.

. Under this agreement, the companies entrusted to an external consultant the semiannual review and evaluation of the criteria used in the process of liquidating corporate services, as well as the distribution bases and supporting documentation used in the aforementioned process, through the preparation of a semi-annual report..

The operations indicated above allow both IRSA CP and IRSA to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment allocated on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the related companies.

Hospitality services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events to Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S,A,, subsidiaries of IRSA, all on arm’s-length terms and conditions.

Financial and service operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our liquid fund in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario S.A., among other entities.

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of young adults. It carries out corporate volunteer programs and fosters donations from our employees. The main members of Fundación IRSA’s board of directors are: Eduardo S. Elsztain (President); Saúl Zang (Vice President I); Alejandro Elsztain (Vice President II); Mariana C. de Elsztain (Secretary); Oscar Marcos Barylka (Vocal) and Marcos Slipakoff (Treasurer). It finances its activities with donations from us, IRSA, IRSA CP and other related companies.

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

Fundación Museo de los Niños is a non-profit institution created by the founders of Fundación IRSA and has the same members of Fundación IRSA administration committee.

Borrowings

In the normal course of our activities, we enter into diverse loan agreements or credit facilities between the related companies and/or other related parties. These loans accrue interest at prevailing market rates.

Credit line granted to IRSA CP

On April 1, 2019, IRSA CP granted a credit line to IRSA for up to US$180,000,000 for as follows: (1) up to three year term to maturity not extendable without our consent; (2) interest payable at a rate equal to the yield on IRSA’s existing local bonds due 2020, or, if IRSA’s 2020 bonds are early redeemed or otherwise cancelled interest rate equal to the yield on local bonds issued by us plus 50 basis points. The interest rate is readjusted quarterly and applied to the outstanding loan balances and to new disbursements in such quarter.

Purchase of financial assets

We usually invest excess cash in several instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties through secondary market deals.

Merchandise sale

Our related parties have several marketing channels, among which, Sociedad Anónima Carnes Pampeanas S.A. sells meat to Shufersal to sell in Israel market.

Sale of Tarshop shares

On November 15, 2018, IRCP´s Board of Directors has approved the sale of 20% of Tarshop's capital stock to Banco Hipotecario S.A., and on February 14, 2019, the transaction has been completed. With this acquisition, Banco Hipotecario S.A. has became the holder of 100% of Tarshop S.A.’ capital stock.

Legal services

We hire legal services from Estudio Zang, Bergel & Viñes, in which Saúl Zang, was founding partner. Mr. Zang is a member of our board of directors and that of our related companies.

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

Investment Properties transferred to IRSA CP

On November 1, 2018, IRSA sold to IRSA CP 14,213 square meters of gross leasable area of the building “Catalinas” in the Autonomous City of Buenos Aires.

The Catalinas building will consist of a total of 35,208 square meters of gross leasable area including 30 office floors and 316 underground parking spaces, and is currently under construction. The purchase price of the sale is US$60,305,674. In previous transactions, IRSA has sold 16,194 square meters of gross leasable area in the Catalinas building to IRSA CP. Upon closing of both transactions, IRSA CP would own 30,407 square meters of gross leasable area in the Catalinas building, representing 86.37% of the total currently planned gross leasable area. The remaining 4,801 square meters of gross leasable area, representing 13.64% of the total gross leasable area have been sold to Globant, an unrelated third party. IRSA´s Audit Committee approved the sale to IRSA CP.

Transactions with IFISA

On February 10, 2015, Dolphin Netherlands B.V., sold 71,388,470 IDBD shares to IFISA, for an amount of US$ 25.6 million, US$4.0 million of which were paid upon execution and the remaining balance of US$21.6 million were financed for a term of up to 360 days and priced at Libor 1M (one month) + 3%. On May 9, 2016, effective as of February 10, 2016, the parties agreed to extend the expiration date for 30 days as from execution of the addenda, to be automatically renewable every 30 days for a maximum term of 180 days, and increasing the rate to 9% since February10, 2016. On November 22, 2016, effective as of November 5, 2017, the parties agreed to extend the expiration date for an additional period of 30 days to be automatically renewable every 30 days for a maximum term of 180 days. Finally, on April 10, 2017, effective as of April 6, 2017, the parties agreed to fix the expiration date in February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2017, therefore the new amount as remaining balance shall be US$24.6 million amount which shall accrued interest at a rate of 9% annual basis.

On May 31, 2015, IRSA, through Dolphin Netherlands B.V., sold to IFISA 46 million of warrants Series 4 for a total amount of NIS 0.46 million (equivalent to US$ 0.12 million at the time of the transaction), provided IFISA agreed to exercise them fully when Dolphin were so required by IDBD. In June 2015, IFISA exercised all the warrants Series 4.

On July 31, 2015, Dolphin granted a loan to IFISA for an amount of US$ 7.1 million, due in July 2016, which accrued interest at Libor 1M (one month) + 3%. On May 9, the parties agreed to extend the expiration date to June 8, 2016, to be automatically renewable every 30 days for a maximum term of 180 days, and increased the rate to 9%. On November 22, 2016, effective as of November 5, 2016, the parties agreed to extend the expiration date until December 5, 2016 to be automatically renewable every 30 days for a maximum term of 180 days. Additionally, IFISA create a first degree pledge over 12,915,000 IDBD’s shares in order to guarantee the payment of the debt. Finally, on April 10, 2017, effective as of April 6, 2017, the parties agreed to fix the expiration date in February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2017, therefore the new amount as remaining balance shall be US$7.9 million amount which shall accrued interest at a rate of 9% annual basis.

On October 9, 2015, IRSA, through its subsidiary Real Estate Investment Group V LP, granted a loan in the amount of US$ 40 million to IFISA (the “Promissory Note”). The term of the loan is one year calculated from the disbursement and will bear interest at a rate of 3% + Libor 1M, to be determined monthly. On October 7, 2016, the parties agreed to extend the expiration date to be automatically renewable every 30 days for a maximum term of 180 days and increase the rate to 9%. On April 10, 2017, effective as of April 6, 2017, the parties agreed to extend the expiration date until February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2016, therefore the new amount shall be US$43.1 million which shall accrue interest at a rate of 9% annual basis.

On December 1, 2017, REIG V transferred and assigned all of its rights and obligations under the Promissory Note to Dolphin Netherlands B.V. In consideration for the assignment, Dolphin Netherlands B.V. paid an amount of US$ 46.7 million comprising principal and interest.

In February 2016, Dolphin Netherlands B.V., entered into an option contract with IFISA whereby Dolphin is granted the right, but not the obligation to acquire 92,665,925 shares of IDBD held by IFISA at a share price of NIS 1.64 plus an annual interest of 8.5%. The exercise date for the option extends for two years.

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

On October 18, 2019, our Board of Directors has approved the granting of a loan of 3,235,000 ADRs of IRSA, held by us, to Inversiones Financieras del Sur S.A. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with shares of equivalent value.

All transactions are carried out at arm’s length.

Farmland Lease Agreement San Bernardo

We lease a farmland located in the Province of Córdoba, from San Bernardo de Córdoba S.A. (formerly known as Isaac Elsztain e Hijos S.C.A.), pursuant to a lease agreement effective as of January 2019, continuing the lease held in August 2015. The leased farmland has an extension of 12,590 hectares.

The rent to be paid is the equivalent in Pesos of 2,5kg of beef per hectare per year. The beef price will be set, taking into account the price per kilo of beef determined by the Indice de Novillo del Mercado de Liniers quoted on Mercado de Hacienda de Liniers, the previous week of the payment date. In addition, the parties have agreed in a productivity prize of 15% of the weight that the cattle achieve above 175,000kg.

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

Under the Consulting Agreement, we pay Consultores Asset Management for its services, an annual fee equal to 10% of our annual after-tax net income. During fiscal year 2019, no results were recognized for this concept. On January 10, 2019, the deferred fees for the 2012-2016 period and the accrued fees from 2017 to July 2018 were canceled for the total amount of Ps.1,130. The payment was made one third in cash, one third with IRSA shares and one third with IRSA CP shares, both owned by the Company.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management for twice the average of the amounts of the management fee paid to Consultores Asset Management for the two fiscal years prior to such termination.

Investment in Dolphin Netherlands B.V.

As of the date of this annual report, IRSA has invested approximately US$665 million in DolphinNetherlands B.V., through its subsidiaries. Dolphin Fund Ltd, controlled indirectly by our Chairman, Eduardo S. Elsztain. Dolphin Netherlands B.V. is a subsidiary of Dolphin Fund Ltd, incorporated in the Netherlands. Such investments were made in order to carry out the investment in IDBD. IRSA agreed with Dolphin Netherlands B.V. not to pay any fee to Dolphin related to this investment.

Loan between Dolphin Netherlands B.V. and IDBD

As described in note 4.H to the Audited Consolidated Financial Statements Dolphin Netherlands B.V. had granted a series of subordinated loans to IDBD which have the following characteristics: i) they subordinated, even in the case of insolvency, to all current or future debts of IDBD; (ii) will be reimbursed after payment of all the debts to their creditors; (iii) accrue interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (iv) Dolphin Netherlands B.V. will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (v) as from January 1, 2016, Dolphin Netherlands B.V. has the right, at its own discretion, to convert the debt balance into IDBD shares, at that time, whether wholly or partially, including the interest accrued over the debt until that date; (vi) should Dolphin Netherlands B.V. opt to exercise the conversion, the debt balance will be converted so that Dolphin Netherlands B.V. will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30-days prior to the date the conversion option is exercised. In the event there is no market price per share, this will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined it by mutual consent and, in the event of a lack of consent, they will be set by the President of the Institute of Certified Public Accountants in Israel.

On August 30, 2019, IRSA´s Board of Directors has approved the subscription of a commitment with Dolphin Netherlands to make capital contributions for up to NIS 210,000,000, according to a schedule of commitments made by Dolphin Netherlands between September 2019 and September 2021 with IDB Development Corporation Ltd.

Dolphin Netherlands would compromise to make contributions in IDBD (subject to the occurrence of certain facts) according to the following scheme: (i) NIS 70,000,000 to be contributed immediately; (ii) NIS 70,000,000 to be contributed until September 2, 2020 and (iii) NIS 70,000,000 to be contributed until September 2, 2021. According to the agreement of Dolphin Netherlands with IDBD, those contributions may be considered as capital contributions resulting in the issuance of new IDBD shares in favor of the controller company or may be granted in the form of a subordinated loan.

Acquisition of DIC shares from IDBD

On September 23, 2016, we acquired from IDBD 8,888,888 shares of DIC for of NIS 100 million (approximately US$26.7 million), equivalent to the 8.8% of its shares outstanding. The Audit Committee had no objections to this transaction. In March 2017, such shares were transferred to Dolphin Netherlands B.V., who then transferred such shares to Dolphin IL Investment Ltd.

In August 2017, Dolphin Netherlands B.V. made a non-binding offer to acquire all the shares held by IDBD in DIC through a subsidiary of ours. In September 2017, IDBD announced that, after the negotiations of the DIC Independent Committee, such a non-binding offer was accepted. On November 22, 2017, through Dolphin IL Investment Ltd. we have subscribed the final documents for the acquisition of all the shares owned by IDBD in DIC. The transaction has been made for an approximate price of NIS 17.2 per DIC share. The payment was financed by IDBD to Dolphin IL Investment Ltd. with guarantee of the shares purchased, without any recourse to us, for five years, with possibilities of extension for three additional years in installments of one year each time, which will accrue an initial interest of 6.5% per year, which will increase by 1% per year in case of extension for each year. In addition, the conditions include the payment of an additional price of NIS 70 million in cash. Additionally, guarantees have been implemented for IDBD, for holders of IDBD bonds and their creditors through pledges of different degree of privilege over DIC shares resulting from the purchase. In addition, a pledge will be granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC held by Dolphin IL Investment Ltd. in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors.

This transaction has no effect on the company's consolidation structure and was accounted for as an equity transaction generating a reduction in the attributable equity to the controlling company of Ps.114 million. The proposal has been endorsed by the Committee of Independent Directors formed for this transaction and the Audit Committee. The Audit Committee has been consulted under Section 72 and following of the Capital Markets Law, and has issued an opinion without objections regarding the aforementioned operation.

Assignment of shares of Cellcom

On January 22, 2018 DIC assigned, pursuant to a loan agreement, 5% of the shares of Cellcom (the “Assigned Shares”) to two of its affiliates, in equal parts (the “Israeli Shareholders”). The assignment was effective until December 31, 2018 and is automatically extended for consecutive one-year terms until the loan agreement is terminated. DIC has the right to terminate the loan agreement at any time and receive all or part of the Assigned Shares. The Israeli Shareholders can not transfer the Assign Shares without the consent of DIC. However, pursuant to the loan agreement, the Israeli Shareholders have the right to appoint 10% of Cellcom’s directors. The Israeli Shareholders and the designated director will vote with DIC on all resolutions and the economic rights of such shares will remain in the possession of DIC. The Assigned Shares are pledged in favor of DIC.

Transfer of tax credits

Sociedad Anónima Carnes Pampeanas S.A. (a company controlled by Cresud) and Cresud, assigned credits to IRSA CP and other related parties corresponding to value added tax export refunds related to such companies’ business activity.

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

Litigation with Exagrind S.A.

Exagrind S.A. filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) (a former subsidiary merged with the Company ) and Tali Sumaj on claims for damages and losses produced by a fire in one of the Company's farms, “San Rafael” farm, which is close to Exagrind’s property, Tali Sumaj, in the Province of Catamarca, Argentina. The fire took place on September 6, 2000. There is a lien on the property and Exagrind S.A. requested that the measure be extended with an attachment of bank accounts. This ruling has been challenged and to date the accounts have not been attached. Moreover there is another judicial filed labeled “Exagrind S.A. Estancia San Rafael c/ Inversiones Ganaderas S.A. s/ Incidente de extension de responsabilidad” (147/11) wherein Exagrid S.A. requested an injunction against Cresud, which has not been implemented. Notwithstanding the forgoing, this measure was appealed by Cresud and to date the accounts have not been attached. The final decision is pending since 06/23/2015. The Company has recorded a provision amounting to Ps.4,2 million, which is included within “Labor, legal and other claims”.

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

Puerto Retiro

On November 18, 1997, in connection with our acquisition of our subsidiary Inversora Bol’var, we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bol’var had purchased such common shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bol’var, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro was served notice of a filing made by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Indarsa to the Company. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor. Puerto Retiro appealed the restraining order which was confirmed by the Court on December 14, 2000.

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

Tandanor has filed a civil action against Puerto Retiro and the people charged in the referred criminal case looking forward to be reimbursed from all the losses which have arisen upon the fraud committed. On March 7, 2015 Puerto Retiro responded filing certain preliminary objections, such as limitation, lack of information to respond the lawsuit, lack of legitimacy (active and passive). On July 12, 2016 Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal No. 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). We filed an appeal with regard to this decision, which was rejected. The other two objections would be considered in the verdict.

On September 7, 2018, Court read its verdict, according to which the preliminary objection of limitation filed by Puerto Retiro was successful. Nevertheless, in the criminal procedure –where Puerto Retiro is not a party- Court ordered the seizure confiscation (“decomiso”) of the land known as “Planta 1”. This Court´s verdict is not final, as it is subject to further appeals This Court´s verdict is not final, as it is subject to further appeals. Puerto Retiro filed an appeal with regard to the confiscation of Planta I. This appeal has not yet been decided.

On December 27, 2018, an action for annulment was filed against the judgment that ordered the confiscation of the property named “Planta 1”. On March 1, 2019 we were notified of the "in limine" rejection of the action for annulment filed. Subsequently, on March 8, 2019, a motion for restitution was filed against said resolution. On March 19, 2019, we were notified of the Court's decision that rejected the replacement and declared the appeal filed in a subsidiary inadmissible. On March 22, 2019, a complaint was filed for appeal denied (before the Federal Criminal Cassation Chamber), the caul was granted, which is why the appeal filed is currently pending. In that sense, in April the appeal was maintained and subsequently, its foundations were expanded.

Arcos del gourmet

IRSA CP has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and currently is operating normally. Notwithstanding, the plaintiff appeared before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Superior Court ordered the Appeals Court to review the case on certain grounds. The Appeals Court rendered a new sentence on February 14 2019. This new sentence rules that Arcos del Gourmet has to yield a portion of land to build a green park. Arcos del Gourmet filed an appeal before the Superior Court. This appeal has not yet been decided.

On May 18, 2015, we were notified that the AABE, revoked the concession agreement granted to IRSA CP’s subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, IRSA CP filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, IRSA CP filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a lawsuit seeking to declare Resolution No. 170/2014 void. IRSA CP also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this annual report, the “Distrito Arcos” shopping mall continues to operate normally. As of the date of this report, the Court of Appeal hasn´t rendered a sentence yet.

Furthermore, we took note that AABE filed an eviction process against Arcos del Gourmet. In order to prevent Arcos to be evicted until the lawsuit referred hereinbefore is decided, we successfully filed a precautionary measure.

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

On April 11, 2011, Quality Invest requested the Argentine Antitrust Authority opinion regarding Quality Invest’s acquisition Property of a warehouse owned by Nobleza Piccardo located in San Mart’n, Province of Buenos Aires. The Argentine Antitrust Authority stated that there was an obligation to notify the situation, but Quality Invest filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Argentine Antitrust Authorities’ decision regarding the obligation to notify and, therefore, on February 23, 2012, the transaction was filed. On March 8, 2016 the transaction was approved by the Argentine Antitrust Authority by Resolution No 27, as a result of that this legal proceeding was concluded.

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

On February 28, 2018, Ogden Argentina S.A. notified the Argentine Antitrust Authority the acquisition of common shares of ALG Golf Center S.A., the transaction involved the direct acquisition of 60% of ALG Golf Center S.A. Ogden Argentina S.A is indirectly controlled by IRSA CP. As of the date of this annual report the transaction is being analyzed by the Argentine Antitrust Authority.

For more information see “Item. 3(d) Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Class actions in the United States

On February 23, 2016, a putative class action was filed before the US District Court for the East District of Pennsylvania against IRSA, Cresud S.A.C.I.F. y A., Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain, Saúl Zang and Mat’as Gaivironsky (collectively, the “Defendants”). The complaint, amended on February 13, 2017, lodged on behalf of persons who purchased or otherwise acquired Global Depositary Receipts of IRSA between February 11, 2015 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the Company’s investment in IDBD. More specifically, the complaint alleges that IRSA’s disclosures during that time period misrepresented and failed to disclose that (1) IDBD’s US$6.7 billion net debt should have been consolidated in IRSA’s financial statements and (2) as so consolidated, IRSA’s debt would violate the covenants specified in IRSA’s Global Notes Indenture. A similar class action complaint was filed against Cresud S.A.C.I.F. y A., Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain, Saúl Zang, and Mat’as Iván Gaivironsky on April 29, 2016.

Both class actions were transferred to the United States District Court for the Southern District of New York on July 14, 2016, and were referred to Judge Vernon S. Broderick on July 19, 2016.

On December 8, 2016, the Court entered orders appointing Stefan Sachsenberg as lead plaintiff for the putative class in the IRSA class action and John Tomka as lead plaintiff for the putative class in the Cresud S.A.C.I.F. y A. class action. The Court appointed the Rosen Law Firm as lead counsel for the putative classes in both actions.

On February 13, 2017, plaintiffs in both actions filed amended complaints. On April 12, 2017, the Court entered an order adopting a stipulation entered by the parties to stay the class action against Cresud until the Court rules on Defendants’ motion to dismiss the amended complaint filed in the IRSA class action. On April 14, 2017, IRSA and Cresud S.A.C.I.F. y A., as the only Defendants served with a summons and complaint, filed a motion to dismiss the amended complaint in the IRSA class action. Briefing on the motion to dismiss was completed on July 7, 2017. On September 10, 2018, the Court issued an order granting IRSA and Cresud S.A.C.I.F. y A.’s motion to dismiss in its entirety and requesting the dismissal of the amended complaint in the class action against IRSA.

On September 24, 2018, the plaintiff to the action against Cresud S.A.C.I.F. y A. filed a brief recognizing that the complaint filed in the class action against Cresud S.A.C.I.F. y A. should be dismissed for the same reasons as those stated by the Court on September 10, 2018 in the class action against IRSA, subject to its right to appeal.

On October 9, 2018, the plaintiff filed an appeal before the United States Court of Appeals in the action against IRSA. On December 12, 2018, the plaintiff to the action against Cresud S.A.C.I.F. y A. filed a notice for voluntary dismissal, with prejudice, which the Court so-ordered on May 15, 2019. On December 13, 2018, the plaintiff waived the appeal lodged in the IRSA case, subject to a previous agreement with IRSA and Cresud S.A.C.I.F. y A., that the parties would bear their own legal costs and fees, including those incurred in the appeal proceedings, and that no charges would remain outstanding. Therefore, the United States Court of Appeals dismissed the plaintiff’s appeal on December 18, 2018.  On May 15, 2019, the Court so-ordered the voluntary dismissal of the plaintiff in the action against IRSA.  Both cases have been fully adjudicated and dismissed against IRSA and Cresud S.A.C.I.F y A. with prejudice.

Operation Center in Israel

Litigation against IDBD

In recent years, there has been an increasing trend towards filing derivative and class action claims in the area of corporate and securities laws in Israel. While taking into account such issues and the financial position of IDBD and its holding structure, claims in considerable amounts may be filed against IDBD, including in connection with its financial position and cash flows, with offerings it makes, and transactions that were carried out or not completed, including with regard to the contentions and claims of the controlling shareholders that took place in IDBD.

Arbitration proceedings relating to the acquisition of control in IDBD.

On May 7, 2014, Dolphin Fund Ltd. acquired jointly with ETH (a non-related company organized under the laws of the State of Israel, which was presented to Dolphin Fund Ltd. as a company controlled by Mordechay Ben Moshé), an aggregate number of 106.6 million common shares in IDBD, representing 53.3% of its capital stock, under the scope of the debt restructuring arrangement of IDBH, IDBD’s parent company, with its creditors.

Under the terms of the Shareholders’ Agreement, Dolphin Fund Ltd. acquired 50% of the investment, whereas ETH acquired the remaining 50%. The initial total investment amount was NIS 950 million, equal to approximately US$272 million at the exchange rate prevailing on that date.

On May 28, 2015, ETH launched the Buy Me Buy You mechanism (BMBY) provided in the Shareholders’ Agreement, which establishes that each party to the Shareholders’ Agreement may offer to the counterparty to acquire or sell, as the case may be, the shares it holds in IDBD at a fixed price. In addition, ETH further added that the purchaser thereunder was required assuming all obligations of seller.

On June 10 and 11, 2015, Dolphin Fund Ltd. gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the offer were resolved through an arbitration proceeding brought by Dolphin Fund Ltd. and ETH, on September 24, 2015, the competent arbitrator resolved that: (i) Dolphin Netherlands B.V. and IFISA (related company to the Company) were entitled to act as buyers in the BMBY process, and ETH had to sell all of the IDBD shares held by it (92,665,926 shares) at a price of NIS 1.64 per share; (ii) buyer had to fulfill all of the commitments included in the arrangement, including the commitment to carry out tender offers; (iii) buyer had to pledge in favor of the trustees the shares that were previously pledged in favor of the trustees by seller.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD’s shares of stock held by ETH. Consequently, the Shareholders’ Agreement was terminated and members of IDBD’s Board of Directors representing ETH submitted their irrevocable resignation to the Board, therefore, Dolphin Netherlands B.V. was empowered to appoint the new members to the Board. Additionally, on the same date, Dolphin Netherlands B.V. pledged additional shares as collateral to secure performance of the stock purchase agreement, thereby increasing the number of pledged shares to 64,067,710.

In addition to the competent arbitrator’s decision issued on September 24, 2015, ETH and Dolphin Fund Ltd. still have counterclaims of different kinds which are subject to arbitration proceedings. As of the date of this annual report, such proceedings are still being heard.

Litigation against Clal Insurance and its subsidiaries

This exposure is particularly increased in the areas of long-term savings and long-term health insurance in which Clal Insurance is engaged, inter alia, due to the fact that in those areas some of the policies were issued decades ago, whereas today, due to the significant regulatory changes, and due to the development in case law and in Israeli authorities’ position, the aforementioned policies may be interpreted differently, on a retroactive basis, and may be subject to different interpretations than those which were in practice at the time when they were made. Moreover, the policies in the aforementioned segments have been in effect for decades, meaning that exposure exists to the possibility that in cases where the customer’s claim is accepted and a new interpretation is provided for the terms of the policy, the future profitability of Clal Insurance with respect to its existing policy portfolio might be affected. This is in addition to the possible compensation that could be given to customers due to past activity.

 The complexity of the activity and scope of the Clal Insurance, and particularly the long validity of the insurance agreements, create material exposure, inter alia, to legal risks that may arise from deficiencies in legal documents, including reinsurance policies and contracts, operational deficiencies in the implementation of agreements and changes that apply over time in interpretation or in determining standards of conduct, also with respect to products sold years ago and even retroactively.

Additional risks arise, inter alia, from legal precedents relating to the payment of claims and which can increase the amounts of claims that the Group companies will be required to pay, and the Commissioner's directives and decisions. All these may expose the Group to material claims that are not in the ordinary course of business, and which may affect their operations and/or the financial results of the companies in the Group, or the need to increase the insurance liabilities.

In particular, the Group has significant exposure to class actions and derivatives, both those for which a legal proceeding has been initiated, and that the potential exposure to the filing of a class action or a derivative was brought to the attention of the Group companies through disclosure and/or through inquiries from customers or third parties in different ways, as well as to those of the Group companies there is no such knowledge. In recent years there has been an increase in both the number of requests to certify class actions and in the number of claims that the courts approve as class actions.

Alongside these aspects, during 2015 amendments were made to reflect a significant reform in the field of approving an insurance program, which allows Israeli authorities, under certain conditions, to order the insurer to stop introducing an insurance policy or to order an insurer to make a change to an insurance policy, even with regard to policies that have already been marketed by the insurer. It is not possible to foresee to what extent insurers are exposed to claims in connection with the provisions of the policy, the manner of implementing Israeli authorities’ powers pursuant to the insurance policy reform and its implications, which may be raised by means of a procedural mechanism provided in the Israeli Class Actions Law.

There are claims that have been recognized as class action suits, claims for which there are pending motions to have them certified as class action suits, and other claims which are immaterial. These claims include, mainly, claims for improper actions, not in accordance with applicable laws or licenses, or breaches of agreements with customers, or damages (especially misleading a customer, or a negligent misrepresentation), causing damage, either monetary or non-monetary, to customers. A significant amount of these claims also include claims for charging excessive premiums and payment of lower than called for insurance compensation. In addition, there are pending motions to have claims certified as derivative actions.

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

On November 27, 2013, and as part of the debt arrangement in IDBH, the Commissioner set forth an outline to enable the change of control in IDBD (as part of the debt arrangement), whereby the Commissioner would not view such change of control as being a breach of the Supervision of Financial Services (Insurance) Law, 1981 (the “Insurance Law”), subject to certain conditions, including terms whereby if by December 31, 2014 a control permit for Clal Insurance had not been obtained for the new controlling shareholders in IDBD, or, an agreement for the sale of the controlling stake in Clal Insurance had not been signed, then the Trustee will be authorized to sell the Clal Insurance shares it holds. Both groups that had submitted proposals in the debt arrangement process (including the Dolphin Group) approved such outline.

On December 30, 2014, the Commissioner sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Trustee’s continuity in office, among other aspects. For more information, please see “Regulation and government supervision–Legal Framework–Operations Center in Israel–Concentration Law.” in the accompanying .annual report.

In addition, in June 2015, an application for an Israeli court to approve the commencement of a class action against IDBD, IDBD’s directors (some of which are also our directors), Dolphin Fund Ltd. and C.A.A Extra Holdings Ltd. was filed by individuals who argue that IDBD’s shareholders and board of directors acted in concert to frustrate the sale of shares of Clal to JT Capital Fund. The applicants argue that this caused them material damages as under the terms of the debt restructuring of IDBD’s holding company, IDBH. with its creditors, they would have been entitled to receive a larger payment had the above mentioned sale been consummated. Furthermore, they alleged that the 2014 and 2015 subscription rights offerings of IDBD discriminated against the minority shareholders. On March 21, 2016, the respondents filed a motion to dismiss this class action application. On June 2, 2016, the Court partially accepted this motion, and ordered the applicants to file an amended class action application that would include only the arguments and remedies with respect to the said Clal transaction. On August 2, 2016, the respondents filed a motion to appeal (regarding the decision not to dismiss the arguments concerning the Clal transaction) and, on August 14, 2016, the applicants filed an appeal (regarding the decision to dismiss the arguments concerning the subscription rights offering) both before the Israeli Supreme Court.

Following the dismissal of the appeal proceedings by the Supreme Court, the applicants filed, in January 2018, a motion of appeal to summarily dismiss the appeal filed by the respondents, in which the Court ordered the striking out the motion to approve for causes of action which fall under the exemption condition which was included in the amendment to the Debt Arrangement, pertaining to damage which was allegedly caused due to prejudice of rights, by virtue of the undertaking of the controlling shareholder and the former controlling shareholder to perform a tender offer for IDBD’s shares in accordance with the Debt Arrangement, the applicants filed an amended motion to approve the claim as a class action.

Dolphin, IDBD and IDBD’s directors filed a detailed joint answer on May 7, 2018. The preliminary hearing is scheduled for November 28, 2019.

In July 2019, the Applicants filed a motion (in partial agreement) for withdrawal from the proceeding against the Respondents. In light of C.A.A and IDBD's former controlling shareholder refusal to the Applicants withdrawal from the proceeding without an order for expenses, the Court has set a time for filing arguments on the expenses by September 10, 2019, insofar as no agreement will be reached by that date.

For more details regarding the sale of Clal shares, please see the Insurance section above.

Litigation against Cellcom and its subsidiaries

In the normal course of business, claims have been filed against Cellcom by its customers. These are mostly motions for approval as class actions, primarily concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or breach of agreements with customers, causing monetary and non-monetary damage to them. Others related to claims regarding non-ionizing radiation from cellular handsets and claims in respect of sites belonging to Cellcom.

Cellcom have Civil, criminal and administrative proceedings pending in which allegations of illegality were raised against the operation of a small portion of Cellcom's sites due to the lack of permits under the Planning and Building Law or due to the construction of the sites in deviation of the permit.

Litigation against Shufersal

In the normal course of business, legal claims were filed against Shufersal by its customers. These are mostly motions for certification of class actions, which mainly concern claims for unlawful collections, acting contrary to applicable law or licenses, or breach of agreements with customers, causing financial and non-financial loss to them.

In addition, in the normal course of business, legal claims were filed against Shufersal by employees, subcontractors, suppliers, authorities and others, which relate mainly to claims for breaches of legal provisions in relation to termination of employment and compulsory payments to employees, claims for breach of contract and compulsory payments to authorities.

Class action against IDBD regarding the sale of DIC

On October 3, 2108, IDBD was served with an action and a motion to approve that action as a class action filed with the District Court in Tel Aviv Yafo (jointly – the “Motion”). The Motion was initiated by an applicant alleging to hold shares in DIC (the “Applicant”), against IDBD, against Dolphin IL, against Mr. Eduardo Elsztain, the controlling shareholder of IDBD, who serves as chairman of IDBD and DIC board of directors; against directors serving in IDBD who have an interest in the Controlling Person; and against the Official Receiver of the state of Israel. Seeking an injunction to annul the sale of shares of DIC to Dolphin and to appoint a trustee to hold those shares while the action is pending. The applicant claims that the sale was not in compliance with the provisions of the Concentration Law, in addition the plaintiff is seeking an order for payment of monetary damages to the shareholders of DIC of between NIS 58 and 73 million.

The main allegation is that IDBD continues to be the controlling person in DIC even after the completion of the sale of the shares of DIC to Dolphin IL and that IDBD continues to be the controlling shareholder of DIC and that is controlling shareholder Mr. Elsztain (in his capacity as chairman of the board of directors and controlling person of DIC as well), had a personal interest separate from the interest of the minority shareholders in DIC, and that he and IDBD breached the duty of good faith and the duty of care toward DIC, this being, allegedly, due to the fact that the decision regarding the preferred alternative for complying with the Concentration Law’s provisions was not brought before DIC’s shareholder’s meeting. The Applicant further alleges deprivation of the minority shareholders in DIC.

We plan to vigorously defend this motion as we understand that the sale of the holdings in the shares of DIC by IDBD to Dolphin IL, IDBD complies with the provisions of the Concentration Law.

Class actions against DIC regarding exit of the DIC’s share from indices

On October 2, 2018, DIC was served with an action and a motion to approve that action as class action, which had been filed with the District Court of Tel Aviv-Yafo (jointly – the “Motion”) against the DIC, against Mr. Eduardo Elsztain, against directors serving in DIC who have an interest in the controlling person of DIC, and against additional directors and officers serving in DIC, in connection with the exit of DIC’s share on February 1, 2018 from thee TA90 and TA 125 indices of the TASE, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date (the “Indices”) by an applicant alleging to have held DIC’s shares prior to February 1, 2018 and thereafter.

In the Motion, allegations were made, inter alia, against the respondents’ conduct, regarding the failure to actively act to preserve DIC’s share on the Indices once the public’s holdings therein did not meet the threshold which had been prescribed and had entered into force on that date, with the alleged causes of action being deprivation of the minority and breach of the Controlling Person’s duty of good faith and decency, as well as the breach of the respondents’ duties of trust and care toward DIC.

The Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the group according to the damage caused estimated at approximately NIS 17.6 million. DIC hold that such allegations are meritless and will vigorously defend this motion.

Derivative claim against DIC regarding performance of a prohibited distribution

In May 2019, DIC received a claim and a motion to approve it as a derivative claim (jointly: the “Motion”), which had been filed with the District Court of Tel Aviv-Yafo (the “Court”), against Dolphin IL; against directors who hold office in DIC (the “Respondents”); and against DIC (as a formal respondent), by a petitioner claiming to hold debentures of DIC (Series J), on the grounds of performance of a prohibited distribution, with respect to a dividend distribution in cash in the amount of approximately NIS 40 million, and a payment in kind dividend (debentures (Series I) of IDB Development) in the amount of approximately NIS 64 million, which was performed by DIC in February 2019 (jointly: the “Distribution”), and regarding self-purchases of shares which were performed by DIC (from the date of the resolution regarding the distribution) in the amount of approximately NIS 36 million, in accordance with a purchase plan, which was approved by DIC’s board of directors in January 2019 (the “Self-Purchases”).

In the motion, the Court was requested, inter alia, to declare and to determine that the distribution and the self-purchases did not fulfill the profit test (a test which constitutes a condition for a distribution in accordance with section 302 of the Companies Law, 5759-1999), and that they constitute a prohibited distribution, and to order the respondents to compensate DIC for the damages which it has incurred due to the prohibited distribution, with the damages allegedly caused by the respondents being estimated at a total of NIS 140 million. The Court is also requested to order Dolphin IL to repay to DIC the dividend amount which it received in the distribution, in the amount of NIS 85 million (in accordance with its rate of holding in DIC). DIC hold that such allegations are meritless and will vigorously defend this motion.

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

The following table sets forth the total and per share amounts paid as dividends on each fully paid-in share for the fiscal years mentioned. The amounts stated in pesos correspond to nominal pesos on their respective dates of payment and refers to our unconsolidated dividends. See “Item 3. Key Information—Local Exchange Market and Exchange Rates.”

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2019	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2019	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders ´s meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders ´s meeting (1)
	(in million of Ps.)	(Ps.)	(in million of Ps.)	(Ps.)
2017	-	-	-	-
2018	745	1.484	395	0.787
2019	-	-	-	-

(1) The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to be revised.

B. SIGNIFICANT CHANGES

Shareholders’Meeting

Our 2019 annual meeting of shareholders was held on October 30, 2019 and it was decided, among others, to:

Shareholders’ meeting: Our 2019 annual meeting of shareholders was held on October 30, 2019 and it was decided, among others: (1) appointment of regular directors and alternate directors for a term of three fiscal years. See “ITEM 6. Directors, Senior Management and Employees”; (2) approve the distribution of up to 13,000,000 treasury shares rateably according to the shareholders’ shareholding interests;(3) approve a stock capital increase for up to a par value of Ps.180,000,000, through the issuance of up to 180,000,000 common book-entry shares of Ps.1 par value each and entitled to one vote per share, equivalent to 33.49% of the current stock capital, entitled to receive dividends from their subscription date, pari passu together with the shares outstanding as of the time of issuance, with issue premium, through (i) public subscription in the capital markets of Argentina and/or abroad, which may be paid in (a) in kind and/or (b) in cash in argentine pesos and/or foreign currency; and/or (ii) the issuance of convertible notes pursuant to section 17 of law 23,576; and/or (iii) the issuance of warrants. Determination of parameters within which the board of directors will establish the issue premium and its calculation method. Preemptive subscription right and applicable term pursuant to section 62 bis of law 26,831, as applicable or a reduction of the term for up to 10 days pursuant to section 194 of the Corporations Act, as applicable;(4) approve of implementation of incentive plan for employees, management and directors, without issue premium, for up to 1% of the stock capital in effect as of the time of execution of the plan.

Item 9. The Offer and Listing

A. OFFER AND LISTING DETAILS

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

Our common shares are listed on the ByMA under the trading symbol “CRES” and on NASDAQ under the trading symbol “CRESY.” As of June 30, 2019 our outstanding capital stock consisted of 501,642,804 common shares, Ps.1.00 par value per share.

As of that date of this annual report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non assessable. As of June 30, 2019, there were approximately 7,348 holders of our common shares.

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

As of June 30, 2019, the outstanding ADRs represented 40,307,462 ADSs (equivalent to 403,074,620 common shares or 80.35% of our total common stock capital).

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

●  Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA(1)

	As of June 30,
	2019	2018
Market capitalization (in billions of Ps.)	9,099	8,248
Average daily trading volume(2) (in millions of Ps.)	1,252	1,142
Number of listed companies(3)	96	100
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

As of June 30, 2019, approximately 96 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 44.9% increase in 2016, a 77.7% increase in 2017, 0.8% increase in 2018 and a 38.0% decrease for the six months of 2019. In order to avoid major fluctuations in securities prices, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the Public Registry, and published in the Official Gazette (Bolet’n Oficial). Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceeded 50% of capital. As of June 30, 2019 our share capital consisted of 501,642,804 common shares.

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

Preemptive Rights and Increases of Share Capital

Pursuant to our by-laws and Argentine Corporation Law No. 19,550, in the event of an increase in our share capital, each of our existing holders of our common shares has a preemptive right to subscribe for new common shares in proportion to such holder’s share ownership. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will be entitled to accretion rights based on the number of shares they purchased when they exercised their own preemptive rights. Rights and accretion rights must be exercised simultaneously within 30 days following the time in which notices to the shareholders of a capital increase and of the rights to subscribe thereto are published for three days in the Official Gazzette (Bolet’n Oficial) and a widely circulated newspaper in Argentina. Pursuant to the Argentine Corporation Law No. 19,550, such 30-day period may be reduced to 10 days by a decision of our shareholders adopted at an extraordinary shareholders’ meeting (asamblea extraordinaria).

Additionally, the Argentine Corporation Law No. 19,550 permits shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria) to suspend or limit the preemptive rights relating to the issuance of new shares in specific and exceptional cases in which the interest of the Company requires such action and, additionally, under the following specific conditions:

●  the issuance is expressly included in the list of matters to be addressed at the shareholders’ meeting; and

●  the shares to be issued are to be paid in-kind or in exchange for payment under pre-existing obligations.

Furthermore, Article 12 of the Negotiable Obligations Law No. 23,576 permits shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria) to suspend preemptive subscription rights for the subscription of convertible notes under the above-mentioned conditions. Preemptive rights may also be eliminated, so long as a resolution providing so has been approved by at least 50% of the outstanding capital stock with a right to decide such matters and so long as the opposition to such resolution does not surpass 5% of the share capital. Accretion rights may be eliminated and reduce the term for the exercise of the preemptive rights to no less than 10 days, when the company executes a underwriting agreement with an intermediary agent for its subsequent distribution to the public.

In addition, Section 62 bis of the Capital Markets Law No. 26,831, as amended, sets forth that in case of capital increase of shares or convertible notes offer through public offering and subject to the two conditions indicated as follow, the preemptive right as set out in Section 194 of the Argentine Corporations Law No. 19,550 and Section 11 of Negotiable Obligations Law No. 23,576 shall be exercised exclusively through the placement’s proceeding determined in the public offering prospect. The owners of the shares and the convertible notes, beneficiaries of the preemptive right, shall have priority in the adjudication up to the amount of the shares that correspond to them according to their ownership. The referred two conditions are: (i) the inclusion of the disposition in the bylaws of the company and (ii) the approval of the shareholders’ meeting that approves the issuance of the shares and the convertible bonds. Unless the bylaws dispose otherwise, the accretion right shall not be applicable.

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

However, pursuant to the Argentine Corporation Law No. 19,550, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions:

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

Dividends and Liquidation Rights

The Argentine Corporation Law No. 19,550 establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual balance sheet approved by the shareholders. Our board of directors submits our financial statements for the previous fiscal year, together with the reports of our Supervisory Committee, to the Annual Ordinary Shareholders’ Meeting. This meeting must be held on or before October 31 of each year to approve the financial statements and decide on the allocation of our net income for the year under review. The distribution, amount and payment of dividends, if any, must be approved by the affirmative vote of the majority of the present votes with right to vote at the meeting.

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

Dividends may be lawfully paid only out of our retained earnings determined by reference to the financial statements prepared in accordance with Argentine GAAP. In accordance with the Argentine Corporation Law 19,550, net income is allocated in the following order: (i) 5% is retained in a legal reserve until the amount of such reserve equals 20% of the company’s outstanding capital; (ii) dividends on preferred stock or common shares or other amounts may be retained as a voluntary reserve, contingency reserve or new account, or (iii) for any other purpose as determined by the company’s shareholders at an ordinary shareholders’ meeting.

Our legal reserve is not available for distribution. Under the applicable regulations of the CNV Rules, dividends are distributed pro rata in accordance with the number of shares held by each holder within 30 days of being declared by the shareholders for cash dividends and within 90 days of approval in the case of dividends distributed as shares. The right to receive payment of dividends expires five years after the date on which they were made available to shareholders. The shareholders’ meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In such case, all and each of the members of the board of directors and the supervisory committee will be jointly and severally liable for the refund of those dividends if, atthe end of the respective fiscal year, the realized and net earnings of the company are not sufficient to allow for the payment of dividends.

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

Regardless the term for dividend’s payment established by CNV, regulations enacted by the Buenos Aires Stock Exchange set forth that cash dividends must be paid within 10 days after their approval by a shareholders’ meeting.

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

Public acquisition offer

The main characteristics of the public acquisition offer regime established in the Capital Markets Law No. 26,831, as well as in the CNV Rules and in the Company's Bylaws are detailed below. We recommend the investing public to read the Capital Markets Law No. 26,831, the CNV Rules and the Company's Bylaws, in order to obtain an exhaustive knowledge of the regime and procedure of public acquisition offer applicable to the Company in particular.

According to the Capital Markets Law No. 26,831, any public offer to acquire shares with voting rights of a company whose shares are admitted to the public offering regime, whether voluntary or mandatory, must be carried out under the terms of the Capital Markets Law No. 26,831 and CNV Rules, with transparency rules and principles of protection for the investing public in the public offering regime.

In accordance with the CNV Rules, it is considered a public offer for the acquisition and/or exchange of securities for the market operation by which a human or legal entity, acting individually or in agreement with other person/s, offers acquire and/or exchange shares with the right to vote of a company admitted to the regime of public offering of shares, for a pre-fixed time, and subject to a special procedure of control of the terms and conditions of the offer.

Public acquisition offers shall (i) also include the holders of subscription rights or stock options, convertible debt securities or other similar securities that, directly or indirectly, may entitle the subscription, acquisition or conversion into shares with the right to vote; and (ii) be made for all of the shares with voting rights and other securities issued that give right to shares with the right to vote, and may not be subject to any condition.

Through General Resolution 779/2018, CNV regulated the regime of “public acquisition offers” introducing modifications to the CNV Rules, with the objective, among others, of:

- Define the minimum content of the explanatory prospectuses of the public acquisition offer and/or exchange of securities.

- Regulate the types of reports related to the fair price to be presented for the cases of public offers by takeovers and other mandatory public offers.

- Specify the independence requirements that evaluators must meet and the minimum contents of the reports they issue.

- Introduce the possibility of presenting guarantees on the offer by a foreign financial entity, with a branch or permanent representation in the Argentine Republic, and an insurance entity audited by the National Insurance Superintendence, in the latter case, upon agreement of the superintendence.

- Establish the applicable terms for the publication of the announcement, the presentation of the authorization request to the CNV, the launching and liquidation of the public acquisition offer and the publication of the prospectus and information of results, in order to specify and limit the terms in the different stages of the process, in order to significantly reduce the time of its processing, for the benefit of investors.

- Regulate the procedure to be followed in case of objection to the price, the consequences of non-compliance with the obligation to make a public offer of acquisition, and concerning the competing offers and assumptions of unnecessary launching of public procurement offers.

Voluntary public acquisition offer

CNV Rules establish that voluntary public acquisition offers may be made for the acquisition and/or exchange of shares of a company admitted to the regime of public offering of shares, for a number of securities equal to or less than the total, provided that the offeror is not in a situation that fits into a case of mandatory takeover bid. Voluntary public acquisition offer and/or exchange will be subject to the provisions established for mandatory offers, with the exception of the fair price. The price of the offer will be freely determined by the offeror, and the guidelines and criteria applied for its determination must be disseminated and, if applicable, the valuation report that have been taken into account must be published.

Mandatory takeover bid

Mandatory takeover bid according to the Capital Market Law No. 26,831

Capital Markets Law No. 26,831 establishes that it will be obliged to lunch a public offer of acquisition at an equitable price who, individually or through concerted action, has effectively reached a controlling stake in a company whose shares are admitted to the regime of the public offer.

For the Capital Markets Law No. 26,831, concerted action is the coordinated action of two or more persons, according to a formal or informal agreement or understanding, to actively cooperate in the acquisition, holding or disposition of shares or other securities or rights convertible into shares of stock. An entity whose negotiable securities are admitted to the public offering, acting through any of said persons, through any society or other associative form in general, or through other persons related to them, related to or under its control, or that they are holders of voting rights on behalf of them.

According to the Capital Markets Law No. 26,831, it is understood that a person has, individually or in concert with other persons a “control participation” when:

i. reach, directly or indirectly, a percentage of voting rights equal to or greater than fifty percent (50%) of the company, excluding from the calculation base the shares that, directly or indirectly, belong to the affected company ; or

ii. has reached an interest of less than fifty percent (50%) of voting rights of a company but acts as controlling party, in accordance with the term defined in this law.

The offer will be submitted to the CNV as soon as possible and at the most within one month after the close of the control participation.

Regime of residual shares

Public acquisition offer by “almost-total” control

According to the Capital Markets Law No. 26,831, when a limited company is subject to “almost-total” control:

a) Any minority shareholder may, at any time, intimate the controlling party so that the latter makes an offer to purchase all of the minority shareholders at an equitable price;

b) Within a period of six (6) months from the date in which it has been under “almost-total” control of another person, the latter may issue a unilateral declaration of will to acquire all of the remaining social capital held by third parties.

It is understood that almost any company is under total control over which another person or legal entity, either directly or through another or other companies in turn controlled by it, is the owner of ninety-five percent (95%) or more of the subscribed capital.

Holders of shares of any type or class, as well as holders of all other securities convertible into shares that are not of the controlling person or persons, are defined as minority shareholders.

Thus minority shareholders right only corresponds to those who prove ownership of their shares or other securities at the date when the company was subject to “almost-total” control; the legitimation is only transmitted to the successors.

The controlling company or person and the controlled company must notify the CNV and the market in which the controlled company lists its shares, the fact that it is in a situation of “almost-total” control, within the timeframe and conditions set out in the regulations. The existence of “almost-total” control can be verified by the CNV at the request of the minority shareholders. If this situation is verified, the CNV will notify the minority shareholders by the means it deems appropriate, and these will remain thereafter, authorized to intimate the controlling party so that it makes a purchase offer to all the minority shareholders.

These mechanisms are also applicable to the exercise of “almost-total” control shared or arranged between two or more entities, or between an entity and other person or legal entity, even though they are not part of the same group or are related to each other, provided that the exercise of that common control has characteristics of stability and so it is declared, assuming joint responsibility among all of them.

Voluntary withdrawal of the public offer regime

When a company, whose shares are admitted to the public offering regime, agrees to voluntarily withdraw it, it must follow the procedure established by the CNV and, likewise, must compulsorily lunch a public offer to acquire its shares, subscription rights, convertible notes or stock options.

The acquisition of own shares must be made with realized and liquid gains or with free reserves, when they are fully integrated, and for their amortization or disposal within the term of article 221 of the Corporation Law, the company must accredit before the CNV that it has the necessary liquidity and that the payment of the shares does not affect its solvency. If these points are not proved, and in the cases of corporate control, the obligation set forth herein will be the responsibility of the controlling company, which must prove the same points.

In turn, it must be subject to the following conditions:

a) It must be extended to all convertible notes into shares and other negotiable securities that give right to its subscription or acquisition.

b) It will not be necessary to extend the offer to those who have voted in favor of the retirement in the shareholder´ meeting, who must immobilize their values until the acceptance period determined by the regulations has elapsed.

c) The explanatory prospectus of the public takeover bid will clearly express this circumstance and will identify the tradable securities that have been immobilized, as well as the identity of their holders.

d) Comply with the rules of determination, information and objection and other provisions of the equitable price in accordance with the Capital Markets Law No. 26,831.

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

D. EXCHANGE CONTROLS

Foreign Currency Regulation

Through the Emergency Executive Branch Decree No. 609/2019, the Argentine government empowered the Central Bank to impose restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market. In addition, certain transactions, as detailed below, involving the purchase and sale of foreign currency must be settled through the foreign exchange market where the Central Bank supervises the purchase and sale of foreign currency. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 6770, as amended, the Central Bank established certain restrictions and requirements applicable to certain foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

Outflow and Inflow of Capital

Obligation for the settlement of funds through the foreign exchange market.

General rules. Exports.

Pursuant to Emergency Executive Decree No. 609/2019 any foreign currency derived from foreign trade must be settled through the foreign exchange market on the terms and conditions to be set forth by the Central Bank.

Pursuant to Communication “A” 6770, as amended, within 5 business days as of the date of the disbursement and collection of the funds abroad, corresponding to the payment of exportation of goods, advance payments of exports and foreign pre and post financing loans for exports, such funds must be settled through the foreign exchange market. Whenever such transactions are granted by a local entity, such settlement must be made upon disbursement of the relevant funds. In all cases, the due date for the settlement of the funds derived from exports shall be the shortest time between 5 business days and the date applicable to the specific good according to the current rules. Such funds shall be credited in a local bank account duly opened in favor of the client.

According to different regulations enacted by the Central Bank, it is allowed the application of payment for exports abroad for the cancellations of exporter’s debt in certain cases, such as:

a. advance payments and pre and post financing loans for exports whenever the relevant funds received thereunder have already been settled through the foreign exchange market.

b. financing of local financial entities to foreign importers regarding the export of local goods.

c. financial loans related to agreements in force as of August 31, 2019, whose terms provide for interest payments using the flow of funds from exports abroad.

Services

Communication “A” 6770 sets forth that the payments in foreign currency received by residents for the export of services under the applicable rules must be settled through the foreign exchange market within five business days as of its collection abroad or locally or its deposit in foreign bank accounts.

Financial Indebtedness

In accordance with Communication “A” 6770, as amended, transactions arising from foreign financial indebtedness disbursed as from September 1, 2019 must be settled in the foreign exchange market and the transfer shall be deposited in a local bank account.

Exemptions to settlement of funds obligation

Communication “A” 6814 sets forth that no settlement of foreign currency funds will be required to residents: a) in connection with funds derived from exports of goods; b) in connection with funds derived from export of services; c) in connection with funds derived from the sale of non financial non productive assets; and/or d) as a condition to access to the foreign exchange market for repayment of foreign indebtedness. Always provided that all the following conditions are met:

(a) The relevant funds are deposited in foreign currency bank accounts of the client located in Argentina.
(b) The deposit mentioned in item (a) above is made within the applicable settlement term period.
(c) The funds are simultaneously applied to transactions under which access to the foreign exchange control market is permitted, taking into consideration each of the transactional limit that may be applicable. In case the inflow of funds derives from a new foreign financial indebtedness and the same are applied to the prepayment of local foreign currency indebtedness with a financial entity, the average term of the new foreign financial indebtedness shall exceed the average term of the local foreign currency indebtedness subject to prepayment.
(d) The implementation of this mechanism shall have a neutral effect from a tax standpoint.

Outflow of capital, including the availability of cash or cash equivalents

Formation of off-shore assets or guarantees and operational payments related to and derived from derivative transactions

Legal entities, local governments, mutual funds, trusts and other universalities incorporated in Argentina will require prior approval of the Central Bank to constitute foreign assets and create all types of guarantees related to derivative transactions.

Pursuant to Communication “A” 6815 dated October 28, 2019, resident natural persons must obtain prior approval from the Central Bank to constitute external assets, remit family aid and the formation of guarantees and operational payments related to derivative transactions, in case the total amount of the above-mentioned transactions exceeds the equivalent of US$ 200 per month in all entities licensed to operate in foreign exchange market of which only up to US$ 100 may be acquired in cash, otherwise, the transaction shall be carried out by debit to local accounts. Previously, such monthly limit amount was US$ 10,000, in accordance with Communication “A” 6770.

Access to the foreign exchange market for the formation of guarantees and operational payments related to interest rate coverage derivative contracts is permitted, prior fulfillment of reporting obligations established by the Central Bank, as applicable and whenever the risk covered thereunder does not exceed the underlined liability.

Outflow of funds for payment to non-residents

Payment of services

According to Communication “A” 6770, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services to non-residents whenever the parties involved are non related parties. Otherwise, prior approval of the Central Bank will be required. The access to the foreign exchange market requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

Payment of debts stemming from imports of goods and services

Prior approval from the Central Bank will be required to access the foreign exchange market for pre-payment of debt stemming from imports of goods and services.

Prior approval from the Central Bank is also applicable for access to the foreign exchange market to make payments of debts stemming from imports of goods with related companies abroad when the following requirements are met: a) the relevant debt is pending as of August 31, 2019 and b) the debt exceeds the equivalent of US$ 2 million per month per resident customer.

In the case of pre-payments for imports carried out with related companies abroad, the respective supporting documentation must be submitted and evidence of entry of goods must be filed within 90 calendar days of the access to the foreign exchange market and the recipient of the funds must be the foreign supplier.

Payment of profits and dividends

As from September 1, 2019, Communication “A” 6770 provides that prior approval of the Central Bank will be required to allow Argentine companies to transfer abroad profits and dividends.

Payment of foreign financial indebtedness

Communication “A” 6770 provides that foreign financial indebtedness may be paid through the foreign exchange market on the relevant due date subject to (i) prior settlement of the funds, as applicable, and (ii) prior fulfillment of reporting obligations established by the Central Bank.

In addition, prior approval of such entity will be required regarding any prepayment proposed to be made in excess of three days before the original maturity date. Pursuant to Communication “A” 6814, such prior approval will not be required in case the following conditions are met: (a) the prepayment is simultaneously made with funds resulting from the settlement of a new financial indebtedness disbursed as from October 17, 2019, (b) the average term of the new indebtedness exceeds the remaining average term of the indebtedness subject to prepayment, (c) the maturity date of the first capital payment under the new indebtedness shall not take place before the next capital payment to be made under the indebtedness subject to prepayment and (d) the amount of the first capital payment of the new indebtedness shall not exceed the amount of the next capital payment to be made under the indebtedness subject to prepayment.

Reporting Obligations

Under Communication “A” 6401, as amended, the Central Bank established on legal entities, mutual funds, trusts and other universalities incorporated in Argentina and on resident natural persons, the obligation to report about the holding of foreign assets and liabilities.

In addition, Communication “A” 6815 set forth reporting obligations on entities licensed to operate in the foreign exchange market about foreign currency transactions that exceed the amount of US$ 2,000,000 per day and per customer or transactions made directly by the such entities.

Access to the foreign exchange market for non-residents

Prior approval from the Central Bank will be required for non-residents to access the foreign exchange market in case of amounts greater than the equivalent of US$ 100 per month in all entities licensed to operate in foreign exchange transactions. Previously, such monthly limit amount was US$ 1,000 in accordance with Communication “A” 6770.

Exempted from the limit on foreign currency purchase in the foreign exchange market are, among others, (a) transactions made by international organizations and institutions that operate as official export credit agencies; (b) transactions made by diplomatic and consular representations as well as diplomatic personnel accredited in Argentina for transfers made in the exercise of their functions; and (c) transactions made by Argentine representations/agencies of courts, authorities, offices, special missions, commissions or bilateral bodies established by treaties or international agreements, to which Argentina is a party, to the extent that the transfers are made in the exercise of their functions..

Repayment of foreign currency debt between residents

Access to the foreign exchange market for the repayment of debts and other foreign currency obligations of residents, entered into as from September 1, 2019, is banned.

Access to the foreign exchange market is granted, at maturity, in case of foreign currency obligations between residents that are recorded in an official registry or have been entered into by way of public deed as of August 30, 2019.

Exchange and arbitrage transactions

Exchange and arbitrage transactions may be carried out with customers without prior approval from the Central Bank to the extent that, if implemented as individual transactions going through pesos, they may be conducted without such approval in accordance with the provisions of Communication “A” 6770 of the Central Bank, as amended.

Pursuant to Communication “A” 6815, cash extractions abroad may be carried out by debit to local bank accounts denominated in foreign currency held by the customer performing the transaction.

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisors and read the full text of the Emergency Executive Branch Decree 609/2019 and Communication “A” 6770 of the Central Bank, as amended, as well as the relevant regulations and supplementary provisions. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Central Bank (http://www.bcra.gob.ar).

E. Money Laundering

Argentine Law No. 25,246, as amended and/or complemented by Laws Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “Anti-Money Laundering Law”), categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

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

The UIF analyzes the information it receives and informs the Public Prosecutor as to whether it should carry out any investigations. Once the information is received, the UIF may request additional information and any undertake any action it deems useful for the fulfillment of its functions. In the context of the analysis, respondents may not rely on bank, tax, stock or professional secrecy, or contractual confidentiality commitments to oppose a request for information from the UIF. Once the analysis is completed, the UIF is empowered to (i) receive voluntary declarations, which in no case may be anonymous, (ii) require the collaboration of all State information services, which are required to provide it in the terms of the current procedural regulations, (iii) request the Public Prosecutor’s Office to require the competent judge to resolve the suspension of execution of any transaction, (iv) request the Public Prosecutor’s Office to require search warrants it deems useful for the investigation, (v) request the Public Ministry to manage all the legal means necessary to obtain information from any source or origin, and (vi) apply sanctions.

The anti-money laundering framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, non-profit organizations, stock exchanges, and insurance companies, including the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures for money laundering prevention and financing of terrorism, including “know your client” procedures, as appropriate; (ii) reporting suspicious activity; and (iii) acting according to the Anti-Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Anti-Money Laundering Law.

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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at the national level, in light of the actual risks that could impact Argentina territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

Moreover, Law No. 27,260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets, established that the UIF would now be within the purview of the Ministry of Economy and Finances. Nowadays, as a result of the reorganization of said ministry, the UIF depends on the Ministry of Finance. For its part, the UIF recently issued Resolution No. 4/2017, which requires certain specific due diligence procedures (commonly called “know your client”) to be performed when a national or foreign depositor opens a bank account for the purpose of investment.

On March 5, 2018, the UIF Resolution No. 21/2018 on guidelines for the management of risks of money laundering and financing of terrorism and on the minimum compliance to be adopted for the prevention of laundering was published in the Official Gazette. In line with UIF Resolution No. 30-E/17 addressed to the financial sector, UIF Resolution No. 21/2018 also moves from a formalistic compliance approach to a risk-based approach, in order to ensure that the measures implemented are commensurate with the risks identified. In this way, the obligated subjects must identify and evaluate their risks and, depending on this, adopt management and mitigation measures. In this framework, they are enabled to implement accredited technological platforms that allow carrying out procedures at a distance, without personal display of the documentation, without this conditioning the fulfillment of due diligence duties.

Likewise, it is reported that in August 2018, in accordance with Resolution No. 97/2018 of the UIF, the regulation of the Central Bank’s duty of cooperation with the UIF was approved to adapt said regulation to Resolution No. 30-E/2017.

In November 2018, the UIF published Resolution No. 134/2018, modified by Resolution No. 15/2019, which updates the list of people who should be considered “politically exposed” (PEP) in Argentina, considering the functions they perform or have performed, as well as its closeness or affinity relationship with third parties that perform or have performed in such functions.

On December 26, 2018, the UIF published Resolution No. 154/2018, which modified the current supervisory procedures through new adapted designs and in accordance with the international standards promoted by the FATF based on the risks. As a consequence, the UIF approved the “Risk-based supervision procedures of the Financial Information Unit”, which repeals the provisions of Annexes II, III and IV of UIF Resolution No. 104/2010, Article 7 and provisions of Annexes V and VI of UIF Resolution No. 165/2011 and Annex III of UIF Resolution No. 229/2014.

In addition, on December 26, 2018 the UIF Resolution No. 21/2018 was replaced by UIF Resolution No. 156/2018 that established that the already mentioned obligators will have a maximum term of 120 straight days for complying their obligations established by UIF resolution No. 30/17.

F. TAXATION

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2019, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

Law No. 27,430 enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, introduced several amendments to Income Tax Law No. 20,628, among others, a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, there is a reduction of the tax rate from 35% to 30%. Beginning on or after January 1, 2020 the tax rate will be further reduced to 25%.

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

Dividends distributions, other than stock dividends, which source are profits generated in fiscal years beginning on or after January 1, 2018, whether in cash, in shares or in kind, made by local entities to resident individuals, resident undivided estates and foreign beneficiaries are subject to a withholding tax at a rate of 7% and at a rate of 13% from fiscal years beginning on or after January 1, 2020.

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

Foreign beneficiaries

Capital gains of Argentine source (as it is the case of both Cresud’s ADS and shares) obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of shares are subject to income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller´s election. Notwithstanding, Law No. 27,430 established an exemption for foreign beneficiaries participating in the sale of publicly traded shares traded in stock exchanges under the supervision of the CNV. Said Law also established an exemption for capital gains derived from the sale , exchange or other disposition of share certificates issued abroad that represent shares issued by Argentine companies (i.e. ADRs). The exemptions will apply only if the foreign beneficiaries do not reside in, and the funds do not arise from, “non-cooperating” jurisdictions for tax transparency purposes.

The sale of an equity interest in a foreign entity could represent a taxable indirect transfer of Argentine assets (including shares) , if (i) the value of the Argentine assets exceed 30% of the transaction´s overall value, and (ii) the equity interest sold (in the foreign entity) exceeds 10%. The tax will also be due if any of these thresholds were met during the twelve month period prior to the sale. The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met. However, no withholding mechanism is currently available.

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

Tax on Personal Assets

Argentine entities, such as us, have to pay the Tax on Personal Assets (“TAP”) corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate is 0.25% and is levied on the proportional net worth value (“valor patrimonial proporcional” in Spanish), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the TAP Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Pursuant to Law No. 27,260, Argentine companies that have properly fullfiled their tax obligations during the two prior fiscal years to the 2016 fiscal year, and which comply with certain other requirements, may qualify for an exemption from TAP for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. The Company filed this request.

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

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs. The province of Buenos Aires established a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax.

In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Treaties to Avoid Double Taxation

Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States for the avoidance of double taxation.

G. DIVIDENDS AND PAYING AGENTS

This section is not applicable

H. STATEMENT BY EXPERTS

This section is not applicable.

I. DOCUMENTS ON DISPLAY

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

J. SUBSIDIARY INFORMATION

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15. Controls and Procedures

A. DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2019. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

B. MANAGEMENT´S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our Internal Control over Financial Reporting includes a series of procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with International Financial Reporting Standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our Audited Consolidated Financial Statements.

Because of its inherent limitations, Internal Control over Financial Reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2019.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2019 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited-, an independent registered public accounting firm, as stated in their report which appears herein.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended June 30, 2019, we implemented the Consolidation module of the BPC (Business Planning and Consolidation) application by SAP and accordingly we have updated our internal controls over financial reporting, as necessary, to accommodate modifications to our accounting and financial reporting processes and to take advantage of enhanced automated controls provided by this new system.

Other than as expressly noted above, there have been no changes in our internal control over financial reporting during the year ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

On October 31, 2019, our board of directors appointed Liliana Glikin, Hector Rogelio Torres and Alejandro Mario Bartolome, all of them independent members, as members of the audit committee. The board of directors named Hector Rogelio Torres as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

Item 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted in our website www.cresud.com.ar. On July 25, 2005, our Code of Ethics was amended by our Board of Directors. The amendment was reported in a report on Form 6-K on August 1, 2005.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provision, we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next annual report and we will post it in our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICE

Audit Fees

During the fiscal years ended June 30, 2019 and 2018, we were billed a total amount of Ps.40.9 million and Ps.42.5 million respectively in the Agricultural Business and in the Operation Center in Argentina of the Urban Properties and Investment Business, and NIS 5.5 million and NIS 6 million for the fiscal years 2019 and 2018 respectively, in the Operation Center in Israel, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2019 and 2018 we were billed a total amount of Ps.1.6 million and Ps.7.5 million for professional services rendered by our principal accountants mainly in connection with the review of equity offering transactions forms and debt prospectus.

Tax Fees

During the fiscal year ended June 30, 2019 and 2018 we were billed a total amount of Ps.1.4 million and Ps.0.5 million in the Agricultural Business and in the Operation Center in Argentina of the Urban Properties and Investment Business, and during the fiscal year ended June 30, 2019 and 2018, we were billed a total amount of NIS 0.3 million and NIS 0.2 million, respectively in the Operation Center in Israel, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2019 and June 30, 2018 we were billed for professional services rendered by our principal accountants, including fees mainly related to statutory certifications and training seminaries, a total amount of Ps.2.7 million and Ps.8.1 million, respectively in the Agricultural Business and in the Operation Center in Argentina of the Urban Properties and Investment Business, and NIS 0.5 million and NIS 0.6 million for the fiscal years 2019 and 2018 respectively, in the Operation Center in Israel.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee approves, in advance, the engagement of auditors and their fees for audit and non-audit services pursuant to paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X.

Our Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give its opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

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

Item 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

This section is not applicable.

Item 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

●  On February 22, 2018 our Board of Directors decided to initiate a new shares repurchase plan (the “2018 Plan”), under the terms of Article 64 of the Capital Markets Law and the rules of the CNV, for a maximum amount of the investment up to Ps.500 million. Such repurchases were made with our liquid and realized profits and free reserves. On May 22, 2018 our Board of Directors resolved to increase the amount of the program, totaling up to Ps.900 million.

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

In addition, during November 2018, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated October 29, 2018, decided to initiate the process of distribution among the shareholders, on a pro rata basis, of 20,656,215 common shares, repurchased under the 2018 Plan. The allotment of shares was calculated over the outstanding capital stock up to November 9, 2018 of Ps.480,986,589 (10 shares per ADR). As a result of the calculation of the allotment, the fractions were settled in cash.

On December 5, 2018 our Board of Directors decided to initiate a new shares repurchase plan (the “2018 Plan II”), under the terms of Article 64 of the Capital Markets Law and the rules of the CNV, for a maximum amount of the investment up to Ps.300 million. Such repurchases were made with our liquid and realized profits and free reserves.

As of March 12, 2019, we finalized the 2018 Plan II having repurchased a total of 6,394,009 shares, representing approximately 99.97% of the approved program and 1.27% of the share capital.

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of ADR’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum amount that may yet be purchased under the plan
		(Ps.)		(US$)		(In million of Ps.)
12/07/2018 – 02/28/2018	249,215	44.30	240,487	11,77	2,654,085	181.4
01/02/2019 – 01/28/2019	778,153	48.15	255,721	12.97	3,335,363	20.2
03/06/2019 – 03/12/2019	67,641	49.19	33,692	11.91	404,561	0.1
Total	1,095,009		529,900		6,394,009

(1) As of the date of transaction.
(2) Correspond to the sum of common shares and ADR’s purchased. Each ADR represents 10 common shares.

On March 14, 2019 our Board of Directors decided to initiate a new shares repurchase plan (the “2019 Plan”), under the terms of Article 64 of the Capital Markets Law and the rules of the CNV, for a maximum amount of the investment up to Ps.300 million. Such repurchases were made with our liquid and realized profits and free reserves.

As of June 25, 2019, we finalized the 2019 Plan having repurchased a total of 6,712,465 shares, representing approximately 99.96% of the approved program and 1.34% of the share capital.

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of ADR’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum amount that may yet be purchased under the plan
		(Ps.)		(US$)		(In million of Ps.)
04/01/2019 – 04/29/2019	208,521	46.30	73,409	10,67	942,611	256.6
05/15/2019 – 05/31/2019	1,996,992	44.20	93,653	9.85	2,933,522	126.9
06/03/2019 – 06/25/2019	1,618,522	44.91	121,781	10.06	2,836,332	0.1
Total	3,824,035		288,843		6,712,645
(1) As of the date of transaction.
(2) Correspond to the sum of common shares and ADR’s purchased. Each ADR represents 10 common shares.

●  On August 22, 2019 our Board of Directors decided to initiate a new shares repurchase plan (the “2019 Plan”), under the terms of Article 64 of the Capital Markets Law and the rules of the CNV, for a maximum amount of the investment up to Ps.300 million. Such repurchases were made with our liquid and realized profits and free reserves. As of the date of this annual report, we have not repurchased shares through this plan.

As of June 30, 2019, we own our shares in an amount equal to 2.6% of our capital stock.Subsequently, our 2019 annual meeting of shareholders was held on October 30, 2019 and it was decided, among others, the distribution of own shares in portfolio to the shareholders in proportion to their shareholdings for up to the amount of 13,000,000 ordinary shares, for more information see “Recent Developments.”

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

Item 18. Financial Statements

Reference is made to pages F-1 through F-111

Index to Financial Statements (see page F-1).

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1(1)	By-laws (Estatutos) of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.
1.2(4)	English translation of the amendment to the bylaws.
1.3(9)	Amended and restated English translation of the bylaws.
1.4(10)	Amended and restated English translation of the bylaws.
1.5	Amended and restated English translation of the bylaws.
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

4.1(1)	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.1.1(12)	(English Summary) Amendment to the Consulting Agreement by and among Cresud and Consultores Assets Management S.A., dated September 8, 2017.
4.2(2)	Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated June 30, 2004.
4.3(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and IRSA CP and us, dated August 23, 2007.
4.4(5)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(6)	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated March 12, 2010.
4.6(7)	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7(8)	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8(9)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(9)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and IRSA CP dated February 24, 2014.
4.10(10)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(11)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(12)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017
4.13(13)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
99.1	Summary of investment properties by type as of June 30, 2019 (in accordance with Regulation S-X 12-28).
99.2	Condensed financial information of registrant as of June 30, 2019 and 2018 and for the years ended June 30, 2019, 2018 and 2017 (in accordance with Regulation S-X 12-04).

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
(13) Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cresud SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

Date October 31, 2019	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2019, including the related notes, the summary of investment properties by type as of June 30, 2019 listed in the index appearing under Item 19 (99.1) and the condensed financial information of registrant as of June 30, 2019 and 2018 and for the years ended June 30, 2019, 2018 and 2017 listed in the index appearing under Item 19 (99.2) (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PRICE WATERHOUSE & Co. S.R.L
                                                      (Partner)
/s/ Mariano Carlos Tomatis
Buenos Aires, Argentina
October 31, 2019

We have served as the Company’s auditor since 1995.

Glossary of terms

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Consolidated Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BYMA	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You
BNSA	Boulevard Norte S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
IFRIC	International Financial Reporting Standards Interpretation Committee
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIL	Dolphin IL Investment Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
ECLSA	E-Commerce Latina S.A.
USA	United States of America
Efanur	Efanur S.A.
EHSA	Entertainment Holdings S.A.
Electra	Electra Consumer Products Ltd.
ENUSA	Entretenimiento Universal S.A.
ERSA	Emprendimiento Recoleta S.A.
FACPCE	Argentine Federation of Accountant
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
Gav-Yam	Gav-Yam Bayside Land Corporation Ltd.
GCBA	Autonomous City of Buenos Aires Government
Golan	Golan Telecom Ltd.
HASA	Hoteles Argentinos S.A.
IASB	International Accounting Standards Board
IDBT	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IDBG	IDB Group Investment Inc.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
CPI	Consumer Price Index
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
ISPRO	Ispro The Israeli Properties Rental Corporation Ltd.
Israir	Israir Airlines & Tourism Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NASDAQ	National Association of Securities Dealers Automated Quotation
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
MPIT	Minimum Presumed Income Tax
NCN	Non-convertible notes
NIS	New Israeli Shekel
NFSA	Nuevas Fronteras S.A.
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
OASA	Ogden Argentina S.A.
Ombú	Ombú Agropecuaria S.A.
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rock Real	Rock Real Estate Partners Limited
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange
TGLT	TGLT S.A.
Tyrus	Tyrus S.A.
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position
as of June 30, 2019 and 2018
(All amounts in millions, except otherwise indicated)

	Note	06.30.19	06.30.18
ASSETS
Non-current assets
Investment properties	9	234,403	254,455
Property, plant and equipment	10	37,857	36,434
Trading properties	11	5,496	10,356
Intangible assets	12	18,204	19,588
Biological assets	13	1,263	1,408
Other assets		22	292
Investments in associates and joint ventures	8	31,395	40,715
Deferred income tax assets	22	541	1,827
Income tax and MPIT credits		190	703
Restricted assets	15	3,181	3,388
Trade and other receivables	16	15,204	14,202
Investment in financial assets	15	2,889	2,670
Financial assets held for sale	15	4,178	12,116
Derivative financial instruments	15	107	47
Total non-current assets		354,930	398,201
Current assets
Trading properties	11	366	5,097
Biological assets	13	2,655	1,420
Inventories	14	4,480	3,673
Restricted assets	15	4,381	6,609
Income tax and MPIT credits		391	622
Groups of assets held for sale	34	8,045	8,077
Trade and other receivables	16	26,904	26,777
Investment in financial assets	15	31,579	39,880
Financial assets held for sale	15	11,661	6,948
Derivative financial instruments	15	113	241
Cash and cash equivalents	15	62,484	60,129
Total current assets		153,059	159,473
TOTAL ASSETS		507,989	557,674
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		16,820	37,248
Non-controlling interest		72,180	86,213
TOTAL SHAREHOLDERS' EQUITY		89,000	123,461
LIABILITIES
Non-current liabilities
Borrowings	21	278,062	291,640
Deferred income tax liabilities	22	40,016	41,955
Trade and other payables	19	1,980	5,766
Provisions	20	8,031	5,549
Employee benefits		132	171
Derivative financial instruments	15	1,028	62
Payroll and social security liabilities		138	118
Total non-current liabilities		329,387	345,261
Current liabilities
Trade and other payables	19	22,599	28,027
Borrowings	21	56,243	49,912
Provisions	20	1,733	1,648
Group of liabilities held for sale	34	5,693	5,045
Payroll and social security liabilities		2,660	2,906
Income tax and MPIT liabilities		489	926
Derivative financial instruments	15	185	488
Total Current liabilities		89,602	88,952
TOTAL LIABILITIES		418,989	434,213
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		507,989	557,674

The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Income and Other Comprehensive Income
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in millions, except otherwise indicated)

	Note	06.30.19	06.30.18	06.30.17
Revenues	24	82,665	69,286	67,907
Costs	25	(53,190)	(43,718)	(42,629)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		1,613	1,171	177
Changes in the net realizable value of agricultural products after harvest		(30)	372	(252)
Gross profit		31,058	27,111	25,203
Net (loss) / gain from fair value adjustment of investment properties		(23,618)	16,849	(2,868)
Gain from disposal of farmlands		465	1,159	441
General and administrative expenses	26	(8,770)	(7,849)	(7,980)
Selling expenses	26	(9,823)	(9,412)	(9,918)
Other operating results, net	27	881	2,612	(298)
Management fees		-	(1,019)	(433)
(Loss) / Profit from operations		(9,807)	29,451	4,147
Share of loss of associates and joint ventures	8	(4,979)	(2,292)	(798)
(Loss) / Profit from operations before financing and taxation		(14,786)	27,159	3,349
Finance income	28	1,428	1,193	1,314
Finance cost	28	(17,486)	(19,274)	(14,858)
Other financial results	28	4,128	(15,453)	9,228
Inflation adjustment	28	(431)	(278)	(2,413)
Financial results, net	28	(12,361)	(33,812)	(6,729)
Loss before income tax		(27,147)	(6,653)	(3,380)
Income tax	22	(1,830)	5,461	(1,833)
Loss for the year from continuing operations		(28,977)	(1,192)	(5,213)
Profit from discontinued operations after income tax	35	480	20,377	8,835
(Loss) / Profit for the year		(28,497)	19,185	3,622

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(1,806)	12,303	(723)
Share of other comprehensive income / (loss) of associates and joint ventures		485	(1,945)	1,964
Revaluation surplus		777	221	-
Change in the fair value of hedging instruments net of income taxes		13	(28)	288
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans		(46)	(42)	(18)
Other comprehensive income for the year from continuing operations		(577)	10,509	1,511
Other comprehensive income for the year from discontinued operations		14	1,170	2,538
Total other comprehensive income for the year		(563)	11,679	4,049
Total comprehensive income for the year		(29,060)	30,864	7,671
Total comprehensive income from continuing operations		(29,554)	9,317	(3,702)
Total comprehensive income from discontinued operations		494	21,547	11,373
Total comprehensive income for the year		(29,060)	30,864	7,671
Profit of the year attributable to:
Equity holders of the parent		(18,749)	4,272	(624)
Non-controlling interest		(9,748)	14,913	4,246
Profit / (Loss) from continuing operations attributable to:
Equity holders of the parent		(19,041)	(5,761)	(2,329)
Non-controlling interest		(9,936)	4,569	(2,884)
Total comprehensive income attributable to:
Equity holders of the parent		(18,946)	4,040	1,005
Non-controlling interest		(10,114)	26,824	6,666
Profit per share attributable to equity holders of the parent:
Basic		(38.336)	8.600	(1.250)
Diluted		(38.336)	8.270	(1.250)
Profit per share from continuing operations attributable to equity holders of the parent:
Basic		(38.933)	(11.600)	(4.680)
Diluted		(38.933)	(11.600)	(4.680)

The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in millions, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2018	482	20	6,696	7,411	64	260	3,623	4,291	14,401	37,248	86,213	123,461
Adjustments previous years (IFRS 9 and 15) (Note 2,2)	-	-	-	-	-	-	-	-	(142)	(142)	(93)	(235)
Restated balance as of June 30, 2018	482	20	6,696	7,411	64	260	3,623	4,291	14,259	37,106	86,120	123,226
Loss for the year	-	-	-	-	-	-	-	-	(18,749)	(18,749)	(9,748)	(28,497)
Other comprehensive loss for the year	-	-	-	-	-	-	-	(197)	-	(197)	(366)	(563)
Total comprehensive income for the year	-	-	-	-	-	-	-	(197)	(18,749)	(18,946)	(10,114)	(29,060)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018
- Results distribution	-	-	-	-	-	-	-	22,761	(22,761)	-	-	-
Purchase own shares in portfolio	(17)	17	-	-	-	-	-	(859)	-	(859)	-	(859)
Distribution of dividends in shares	21	(21)	-	-	-	-	-	-	-	-	(374)	(374)
Reserve for share-based payments	-	-	-	-	-	-	-	11	-	11	56	67
Changes in non-controlling interest	-	-	-	-	-	-	-	(492)	-	(492)	(542)	(1,034)
Reversal by sale of investment properties	-	-	-	-	-	-	-	(22)	22	-	-	-
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(2,971)	(2,971)
Irrevocable contributions	-	-	-	-	-	-	-	-	-	-	5	5
Balance as of June 30, 2019	486	16	6,696	7,411	64	260	3,623	25,493	(27,229)	16,820	72,180	89,000

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2019 and 2018, respectively.
(ii) Related to CNV General Resolution N° 609/12. See Note 18.
(iii) Group’s other reserves for the year ended June 30, 2019 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Revaluation surplus	Special reserve	Reserve for the acquisition of securities issued by the Company	Other comprehensive income from subsidiaries	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2018	(1,341)	(1,450)	3,820	327	137	2,761	67	(36)	6	4,291
Other comprehensive (loss) / income for the year	-	-	(637)	-	-	-	-	440	-	(197)
Total comprehensive income for the year	-	-	(637)	-	-	-	-	440	-	(197)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018
- Results distribution	-	-	-	-	-	22,761	-	-	-	22,761
Purchase own shares in portfolio	(859)	-	-	-	-	-	-	-	-	(859)
Distribution of dividends in shares	1,036	-	-	-	-	(1,036)	-	-	-	-
Reserve for share-based payments	-	-	-	11	-	-	-	-	-	11
Changes in non-controlling interest	-	(492)	-	-	-	-	-	-	-	(492)
Reversal by sale of investment properties	-	-	-	-	(22)	-	-	-	-	(22)
Balance as of June 30, 2019	(1,164)	(1,942)	3,183	338	115	24,486	67	404	6	25,493

 The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in millions, except otherwise indicated)

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2017	499	3	6,696	7,411	62	199	3,623	4,984	13,623	37,100	68,470	105,570
Profit for the year	-	-	-	-	-	-	-	-	4,272	4,272	14,913	19,185
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(232)	-	(232)	11,911	11,679
Total comprehensive income for the year	-	-	-	-	-	-	-	(232)	4,272	4,040	26,824	30,864
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017
- Legal reserve	-	-	-	-	-	61	-	-	(61)	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	(745)	(745)	-	(745)
- Reserve for new developments	-	-	-	-	-	-	-	2,761	(2,761)	-	-	-
Purchase own shares in portfolio	(17)	17	-	-	-	-	-	(1,245)	-	(1,245)	-	(1,245)
Changes of interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	12	12
Share of changes in subsidiaries' equity	-	-	-	-	-	-	-	(1,982)	73	(1,909)	-	(1,909)
Reserve for share-based payments	-	-	-	-	-	-	-	5	-	5	79	84
Equity incentive plan granted	-	-	-	-	2	-	-	-	-	2	-	2
Loss of control in subsidiary	-	-	-	-	-	-	-	-	-	-	(11,730)	(11,730)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	-	6,297	6,297
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(3,758)	(3,758)
Capitalized contributions	-	-	-	-	-	-	-	-	-	-	12	12
Issuance of capital	-	-	-	-	-	-	-	-	-	-	5	5
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	2	2
Balance as of June 30, 2018	482	20	6,696	7,411	64	260	3,623	4,291	14,401	37,248	86,213	123,461

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2018 and 2017, respectively.
(ii) Related to CNV General Resolution N° 609/12. See Note 18.
(iii) Group’s other reserves for the year ended June 30, 2018 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Revaluation surplus	Special reserve	Reserve for the acquisition of securities issued by the Company	Other comprehensive income from subsidiaries	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2017	(96)	532	4,092	322	-	-	67	61	6	4,984
Other comprehensive (loss) / income for the year	-	-	(272)	-	137	-	-	(97)	-	(232)
Total comprehensive income for the year	-	-	(272)	-	137	-	-	(97)	-	(232)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017
- Reserve for new developments	-	-	-	-	-	2,761	-	-	-	2,761
Purchase own shares in portfolio	(1,245)	-	-	-	-	-	-	-	-	(1,245)
Share of changes in subsidiaries' equity	-	(1,982)	-	-	-	-	-	-	-	(1,982)
Reserve for share-based payments	-	-	-	5	-	-	-	-	-	5
Balance as of June 30, 2018	(1,341)	(1,450)	3,820	327	137	2,761	67	(36)	6	4,291

 The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in millions, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2016	495	7	6,696	7,411	54	199	3,623	3,162	14,170	35,817	58,548	94,365
(Loss) / profit for the year	-	-	-	-	-	-	-	-	(624)	(624)	4,246	3,622
Other comprehensive income for the year	-	-	-	-	-	-	-	1,629	-	1,629	2,420	4,049
Total comprehensive income for the year	-	-	-	-	-	-	-	1,629	(624)	1,005	6,666	7,671
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31 and November 26, 2016
- Share distribution	4	(4)	-	-	6	-	-	-	-	6	-	6
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	125	125
Changes of interest in subsidiaries	-	-	-	-	-	-	-	262	-	262	3,502	3,764
Reserve for share-based payments	-	-	-	-	-	-	-	14	-	14	191	205
Equity incentive plan granted	-	-	-	-	2	-	-	(8)	2	(4)	-	(4)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(5,017)	(5,017)
Issuance of capital	-	-	-	-	-	-	-	-	-	-	4,624	4,624
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	(167)	(167)
Release of reserve for future dividends	-	-	-	-	-	-	-	(75)	75	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	(10)	(10)
Contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	-	8	8
Balance as of June 30, 2017	499	3	6,696	7,411	62	199	3,623	4,984	13,623	37,100	68,470	105,570

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2017 and 2016, respectively.
(ii) Related to CNV General Resolution N° 609/12. See Note 18.
(iii) Group’s other reserves for the year ended June 30, 2017 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Other comprehensive income from subsidiaries	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2016	(114)	282	2,485	318	75	83	(17)	50	3,162
Other comprehensive income / (loss) for the year	-	-	1,607	-	-	-	66	(44)	1,629
Total comprehensive income for the year	-	-	1,607	-	-	-	66	(44)	1,629
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31 and November 26, 2016
- Share distribution	16	-	-	-	-	(16)	-	-	-
Reserve for share-based payments	-	-	-	14	-	-	-	-	14
Equity incentive plan granted	2	-	-	(10)	-	-	-	-	(8)
Changes of interest in subsidiaries	-	250	-	-	-	-	12	-	262
Release of reserve for future dividends	-	-	-	-	(75)	-	-	-	(75)
Balance as of June 30, 2017	(96)	532	4,092	322	-	67	61	6	4,984

The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in millions, except otherwise indicated)

	Note	06.30.19	06.30.18	06.30.17
Operating activities:
Net cash generated from operating activities before income tax paid	17	18,246	11,937	11,957
Income tax paid		(983)	(1,730)	(2,115)
Net cash generated from continuing operating activities		17,263	10,207	9,842
Net cash generated from discontinued operating activities		611	6,690	6,705
Net cash generated from operating activities		17,874	16,897	16,547
Investing activities:
Increase of interest in associates and joint ventures, net		(560)	(403)	(1,206)
Decrease of interest in associates and joint ventures		470	513	0
Acquisition of subsidiaries, net of funds acquire		-	(241)	(107)
Capital contributions to associates and joint ventures		(22)	-	-
Acquisitions, improvements and advance payments for the development of investment properties		(7,229)	(5,641)	(6,032)
Proceeds from sales of investment properties		2,136	1,187	645
Acquisitions and improvements of property, plant and equipment		(5,711)	(4,622)	(5,249)
Advance payments		(6)	(36)	(14)
Acquisition of intangible assets		(2,814)	(1,167)	(838)
Proceeds from sales of property, plant and equipment		22	36	18
Net decrease / (increase) of restricted assets, net		1,336	(5,056)	(808)
Dividends collected from associates and joint ventures		1,089	517	-
Proceeds from sales of interest held in associates and joint ventures		5,861	67	-
Proceeds from loans granted		168	1,128	2
Acquisition of investment in financial assets		(36,949)	(48,326)	(13,535)
Proceeds from disposal of investments in financial assets		49,915	45,276	14,949
Dividends received		90	492	578
Payments for acquisition of other assets		-	(208)	-
Loans granted to related parties		(4)	(745)	(28)
Loans granted		(91)	(196)	-
Proceeds from sales of farmlands		144	210	447
Advanced proceeds from sales of farmlands		-	146	-
Proceeds from liquidation of associate		-	20	-
Net cash generated from / (used in) continuing investing activities		7,845	(17,049)	(11,178)
Net cash (used in) / generated from discontinued investing activities		(462)	(5,028)	6,544
Net cash generated from / (used in) investing activities		7,383	(22,077)	(4,634)
Financing activities:
Loans collection and issuance of non-convertible notes		53,038	40,314	64,348
Payment of borrowings and non-convertible notes		(44,029)	(36,409)	(42,074)
Obtaining / (Payment) of short term loans, net		1,573	1,162	(2,193)
Interest paid		(15,918)	(11,285)	(12,103)
Repurchase of own shares		(859)	(1,248)	-
Repurchase of non-convertible notes		(5,801)	(930)	(1,192)
Capital contributions from non-controlling interest in subsidiaries		1,932	2,232	433
Acquisition of non-controlling interest in subsidiaries		(5,038)	(1,143)	(667)
Issuance of capital in subsidiaries		-	(62)	135
Proceeds from sales of non-controlling interest in subsidiaries		9	4,851	5,791
Loans received from associates and joint ventures, net		-	100	-
Dividends paid		(466)	(1,655)	(4,542)
Dividends paid to subsidiaries non-controlling interest		(2,092)	(2,092)	-
Proceeds from derivative financial instruments, net		(508)	(3)	318
Payment from derivative financial instruments		-	(103)	(278)
Charge for issue of shares and other equity instrument in subsidiaries		-	28	1,748
Payment of seller financing		(3)	(157)	-
Net cash (used in) /generated from continuing financing activities		(18,162)	(6,400)	9,724
Net cash generated from / (used in) discontinued financing activities		156	3,595	(5,480)
Net cash (used in) / generated from financing activities		(18,006)	(2,805)	4,244
Net (decrease) / increase in cash and cash equivalents from continuing activities		6,946	(13,242)	8,388
Net increase in cash and cash equivalents from discontinued activities		305	5,257	7,769
Net increase / (decrease) in cash and cash equivalents		7,251	(7,985)	16,157
Cash and cash equivalents at beginning of the year	15	60,129	51,085	33,702
Cash and cash equivalents reclassified as held-for-sale		(169)	(599)	(340)
Foreign exchange (loss) / gain and inflation adjustment on cash and changes in fair value of cash equivalents		(4,727)	17,628	1,566
Cash and cash equivalents at the end of the year		62,484	60,129	51,085

 The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

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

The Board of Directors has approved these Financial Statements for issuance on September 9, 2019.

As of June 30, 2019, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below (Note 7):

(i)
Corresponds to Group’s associates, which are hence excluded from consolidation.
(ii)
The results for the fiscal year 2018 and 2017 are included in discontinued operations, due to the loss of control in June 2018 (see Note 4.(p)).
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

Cresud's shares are listed on the BYMA (BYMA: CRES) and in NASDAQ (NASDAQ: CRESY). The shares of our subsidiary Brasilagro are listed and traded on both the Novo Mercado del BOVESPA (SAO: AGRO3) and the NYSE (NYSE: LND).

Urban Properties and Investments Business

Operations Center in Argentina

The activities of the Operations Center in Argentina are mainly developed through IRSA and its principal subsidiary, IRSA CP. Through IRSA and IRSA CP, the Group owns, manages and develops 14 shopping malls across Argentina, a portfolio of offices and other rental properties in the Autonomous City of Buenos Aires, and it entered the United States of America (“USA”) real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Consolidated Financial Statements to denote investment, development and/or trading properties activities. IRSA CP's shares are listed and traded on both the BYMA (BYMA: IRCP) and the NASDAQ (NASDAQ: IRCP). IRSA's shares are listed on the BYMA (BYMA: IRSA) and the NYSE (NYSE: IRSA).

The activities of the Group’s “Others” segment is carried out mainly through BHSA, where IRSA holds, directly or indirectly, a 29.91% interest (considering treasury shares). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA's shares are listed on the BYMA (BYMA: BHIP).

Operations Center in Israel

The activities of the Operations Center in Israel are mainly developed through the subsidiaries, IDBD and DIC, whose activities correspond to one of the Israeli largest and most diversified conglomerates, which are involved, through its subsidiaries and other investments, in several markets and industries, including real estate, supermarkets, insurance, telecommunications, and others; controlling or holding an equity interest in companies such as Clal (Insurance), Cellcom (Telecommunications), Shufersal (Supermarkets), PBC (Real Estate), among others. IDBD is listed in the TASE as a “Debentures Company” in accordance with Israeli law, since some series of bonds are traded in that Exchange. DIC shares are listed in the TASE.

IDBD and DIC have certain restrictions and financial agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Regarding IDBD's financial position, its cash flow and its ability to meet its financial debt commitments, the following should be considered:

As of June 30, 2019, considering IDBD, had negative equity, negative operating cash flows and a low credit rating of its debentures certain bondholders hired a representative and legal advisors to evaluate a potential procedure for declaring the insolvency of IDBD. IDBD cash flows forecast for the next 24 months presented to The Board of Directors assumes that IDBD will receive, among other things, proceeds from the sale of private investments which are directly owned by IDBD, in such way that IDBD expects to fulfill all its obligations for the next 24 months. While the realization of these plans does not depend entirely on factors under its control, IDBD estimates that it will succeed in the execution of these or other plans.

Additionally, IRSA’s Board of Directors has approved a commitment with Dolphin to make capital contributions in Dolphin for up to NIS 210, in accordance with a schedule of commitments assumed by Dolphin with IDBD as described below between September 2019 and September 2021. IRSA is the guarantor of these commitments.

Dolphin assumed the commitments to make contributions to IDBD depending on the occurrence of certain circumstances in accordance with the following scheme: (i) NIS 70 that were contributed on September 2, 2019; (ii) NIS 70 to be provided contributed at any time between September 3, 2019 and September 2, 2020 and (iii) NIS 70 to be contributed at any time between September 3, 2020 and September 2, 2021. In accordance with Dolphin and IDBD's commitment, these contributions may be considered as capital contributions which will result in the issuance of new IDBD shares in favor of the controlling company, or may be granted in the form of as a subordinated loan.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IDBD will have the right to request a payment advance of the second installment of a sum of up to NIS 40 as an advance of the second installment payment if it does not have the resources to finance the third buyer of Clal (Note 4), subject to the approval of the Audit Committee and Board of Directors.

Additionally, IDBD agreed to cooperate with the trustees by giving them information about material developments in the rights or assets of the Group and the assets which are pledge to them.

The commitments and other restrictions resulting from the indebtedness of IDBD and DIC have no effect on IRSA since such indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets, except for the commitment to provide funds to Dolphin as described above. Based on the foregoing, IRSA's financial risk with respect to the Operations Center in Israel is limited to the aforementioned commitments and the equity risk as of June 30, 2019, as a result of the pledges granted on the shares of DIC (Note 4.(n)), is limited to the net assets of the Operations Center in Israel which totalize the amount of NIS 648 (Ps. 7,734) as of June 30, 2019.

2. Summary of significant accounting policies

2.1. Basis of preparation of the Consolidated Financial Statement

(a) Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB and interpretations issued by the IFRIC. All IFRS applicable as of the date of these Consolidated Financial Statements have been applied.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyper-inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceeds 100%. Accumulated inflation in Argentina in the last three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these financial statements have been reported in terms of the measuring unit current as of June 30, 2019 accordingly to IAS 29.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the reporting date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the FACPCE based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The principal inflation adjustment procedures are the following:

-
Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
-
Non-monetary assets, and liabilities and equity component are recorded at restated cost as of the balance sheet date.
-
All items in the statement of income are restated applying the relevant conversion factors.
-
The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Inflation adjustment”.
-
Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

-
Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
-
The resulting amount was included in the “Inflation adjustment of share capital and treasury shares adjustment” account.
-
Other comprehensive income / (loss) was restated as from each accounting allocation.
-
The other reserves in the statement of income were restated from the initial application date, i.e., June 30, 2016.

In relation to the inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The tables below show the evolution of these indices in the last two fiscal years and as of June 30, 2019 according to official statistics (INDEC) following the guidelines described in Resolution 539/18:

Price variation	June 30, 2017	June 30, 2018	June 30, 2019	Cumulative as of June 30,2019 (3 years)
Annual	19%	29%	56%	139%

As a consequence of the aforementioned, these financial statements as of June 30, 2019 were restated in accordance with IAS 29.

IDBD and DIC report their quarterly and annual results following the Israeli regulations, whose legal deadlines are after the deadlines in Argentina and since IDBD and DIC fiscal years end differently from IRSA, the results of operations from IDBD and DIC are consolidated with a lag of three months and adjusted for the effects of significant transactions taking place in such period. For these reasons, it is possible to obtain the quarterly results of IDBD and DIC in time so that they can be consolidated by IRSA and reported to the CNV in its consolidated financial statements within the legal deadlines set in Argentina. This way, the Group's consolidated comprehensive income for the year ended June 30, 2018 includes the results of IDBD and DIC for the 12-month period from April 1, 2018 to March 31, 2019, adjusted for the significant transactions that occurred between April 1, 2019 and June 30, 2019.

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

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are millions of Argentine Pesos, references to ‘US$’ or ‘US Dollars’ are millions of US Dollars, references to ‘Rs.’ are millions of Brazilian Reals and references to "NIS" are millions of New Israeli Shekel. As of June 30, 2019 and 2018, the exchange rate between the Argentine Peso and the NIS was Ps. 11.93 and Ps. 7.89 per NIS respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(d) Fiscal year-end

The fiscal year begins on July 1st and ends on June 30 of each year.

(e) Accounting criteria

See Notes 2.2 through 2.31 with the accounting policies of each item.

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

(g) Use of estimates

The preparation of Financial Statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimations and significant judgments are described in Note 3.

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

06-30-2019

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The adoption of these standards and amendments have not had a material impact for the Group, except for the following:

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

The Group applied the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2018. Comparative figures were not restated.

Main effects that affect the Group:

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

-
The customer simultaneously receives and consumes the benefits provided by the Group’s performance when the Group provides such services.
-
The Group’s performance creates or enhances an asset that is controlled by the customer at the time it is being created or enhanced.
-
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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted a the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income. As a result of the application of the new standard, the amount of the liabilities, whose terms were modified and for which a new effective interest rate was calculated at the time of the change in accordance with IAS 39, will be recalculated from the date of the change using the original effective interest rate.

The effect on the income statement as of June 30, 2019 for the first implementation of IFRS 15 is as follows:

	06.30.19
	According to previous standards	Implementation of IFRS 15	Current statement of profit or loss
Revenues	79,870	2,795	82,665
Costs	(50,828)	(2,362)	(53,190)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,613	-	1,613
Changes in the net realizable value of agricultural products after harvest	(30)	-	(30)
Gross profit	30,625	433	31,058
Net loss from fair value adjustment of investment properties	(23,618)	-	(23,618)
Gain from disposal of farmlands	465	-	465
General and administrative expenses	(8,770)	-	(8,770)
Selling expenses	(10,981)	1,158	(9,823)
Other operating results, net	881	-	881
(Loss) / Profit from operations	(11,398)	1,591	(9,807)
Share of loss of associates and joint ventures	(4,943)	(36)	(4,979)
(Loss) / Profit from operations before financing and taxation	(16,341)	1,555	(14,786)
Finance income	1,428	-	1,428
Finance cost	(17,455)	(31)	(17,486)
Other financial results	4,128	-	4,128
Inflation adjustment	(431)	-	(431)
Financial results, net	(12,330)	(31)	(12,361)
(Loss) / Income before income tax	(28,671)	1,524	(27,147)
Income tax	(1,468)	(362)	(1,830)
(Loss) / Income for the year from continuing operations	(30,139)	1,162	(28,977)
Profit for the year from discontinued operations	480	-	480
Loss for the year	(29,659)	1,162	(28,497)

The effect on the retained earnings as of July 1, 2018 for the first implementation of IFRS 9 and 15 is as follows:

	07.01.18
	Implementation of IFRS 15	Implementation of IFRS 9	Total
ASSETS
Non-current assets
Trading properties	(4,143)	-	(4,143)
Investment in associates and joint ventures	159	(258)	(99)
Deferred income tax assets	(230)	-	(230)
Trade and other receivables	393	(126)	267
Total non-current assets	(3,821)	(384)	(4,205)
Current assets
Trading properties	(1,048)	-	(1,048)
Groups of assets held for sale	418	(10)	408
Total current assets	(630)	(10)	(640)
TOTAL ASSETS	(4,451)	(394)	(4,845)
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)	89	(231)	(142)
Non-controlling interest	240	(333)	(93)
TOTAL SHAREHOLDERS' EQUITY	329	(564)	(235)
LIABILITIES
Non-current liabilities
Trade and other payables	-	206	206
Income tax and minimum presumed income tax liabilities	(53)	(113)	(166)
Borrowings	(1,933)	-	(1,933)
Total non-current liabilities	(1,986)	93	(1,893)
Current liabilities
Trade and other payables	(2,794)	-	(2,794)
Income tax and minimum presumed income tax liabilities	-	77	77
Total Current liabilities	(2,794)	77	(2,717)
TOTAL LIABILITIES	(4,780)	170	(4,610)
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	(4,451)	(394)	(4,845)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group applied the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2018. Comparative figures were not restated.

Standards and amendments not yet adopted by the Group

Standards and amendments	Description	Date of mandatory adoption for the Group in the year ended on
IFRS 16 "Leases".
Will supersede IAS 17 currently in force (and associated interpretations) and its scope includes all leases, with a two specific exceptions (low cost assets’ leases and short-term leases). Under the new standard, lessees are required to account for leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17. The accounting of the lessor has no significant changes.
06-30-2020
Amendment to IAS 28 “Investment in associates and joint ventures	Requires the adoption of IFRS 9 regarding long-term investments that are essentially part of the net investment of an entity in an associate or joint venture	06-30-2020
Definition of Material - Amendments to IAS 1 and IAS 8
The IASB has made modifications to IAS 1 “Presentation of Financial Statements and IAS 8“Accounting policies, changes in accounting estimates and errors” requires that the materiality be consistent for the application of IFRS.
06-30-2020
Defining a business - Amendments to IFRS 3	The new business definition requires that a business combination contribute significantly to creating products or services.	06-30-2020

The future adoption of these standards and amendments will not have a significant impact to the Group, except for the following ones:

●
IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value.

It is anticipated that the application of IFRS 16 will increase assets and liabilities (see impact on the transition date below) and generate a decrease in operating costs for leases. On the other hand, the balance of depreciation and financial results generated by the present value of those lease liabilities will increase. It will also modify the presentation of the income statement and other comprehensive income and the cash flow statement.

The standard is effective for the years beginning on July 1, 2019. The group will adopt the modified retrospective method by adjusting the balances to July 1, 2019 with an impact on retained earnings on that date.

●
Modification to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the participation in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28.

The Group will apply said standard retrospectively as of July 1, 2019. After the implementation of the previous amendment, loans granted to associates and joint ventures will be measured as financial assets at fair value through profit or loss, and the Group will also include its share of the losses in associates and joint ventures once said loans are fully measured at fair value. The impact of the initial implementation of this amendment will result in a decrease in associates and joint ventures as of July 1, 2019 against retained earnings for the same amount, as detailed in the table below.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additionally, the currency translation adjustment reserve as of June 30, 2019 includes a negative amount of approximately NIS 200 million with respect to such loans, and after the implementation of said modification, the Group intends to opt for an accounting policy where the currency translation adjustments arising from these loans will be recorded as part of other comprehensive income. Consequently, the balance of said conversion reserve will remain as part of the Group's capital reserves even after July 1, 2019.

The estimated impact of the Implementation of IFRS 16 and the modification of IAS 28 on the financial statement of the group as of July 1, 2019 is as follows:

	IFRS 16 impact	IAS 28 impact	Adjusted statement of financial position
ASSETS
Non-current assets
Investment properties	298	-	298
Right-of-use assets	11,429	-	11,429
Investments in associates and joint ventures	-	(1,373)	(1,373)
Trade and other receivables	84	-	84
Total non-current assets	11,811	(1,373)	10,438
TOTAL ASSETS	13,888	(1,373)	12,515
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent
Retained earnings	(82)	(485)	(567)
Non-controlling interest	(49)	(888)	(937)
TOTAL SHAREHOLDERS’ EQUITY	(131)	(1,373)	(1,504)
LIABILITIES
Non-current liabilities
Lease liabilities	8,551	-	8,551
Total non-current liabilities	8,551	-	8,551
Current liabilities
Lease liabilities	3,200	-	3,200
Trade and other payables	(48)	-	(48)
Group of liabilities held for sale	2,316	-	2,316
Total current liabilities	5,468	-	5,468
TOTAL LIABILITIES	14,019	-	14,019
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	13,888	(1,373)	12,515

At the date of issuance of these consolidated financial statements, there are no other standards or modifications issued by the IASB that are not yet effective and are expected to have a significant effect on the Group.

2.3 Scope of consolidation

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group conducts its business through several operating and investment companies, the principal are listed below:

Agricultural Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.19	06.30.18	06.30.17
Cresud's direct equity interest in:
Brasilagro-CompanhIa Brasileira de Propriedades Agrícolas (1)	Brazil	Agricultural	43.29%	43.29%	43.43%
Sociedad Anónima Carnes Pampeanas S.A. (2)	Argentina	Agro-industrial	100.00%	100.00%	100.00%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	50.10%	50.10%	59.59%
Helmir S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
IRSA Inversiones y Representaciones Sociedad Anónima (2)	Argentina	Real estate	62.35%	63.74%	63.76%
Agropecuaria Santa Cruz S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Brasilagro's direct equity interest in:
Araucária Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cajueiro Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Ceibo Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cremaq Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Engenho de Maracajú Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Flamboyant Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	99.99%	99.99%	99.99%
Mogno Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Palmeiras S.A.	Paraguay	Agricultural	99.99%	99.99%	-
Agropecuaria Morotí S.A.	Paraguay	Agricultural	99.99%	99.99%	-
Futuros y Opciones.Com. S.A.'s direct equity interest in:
Amauta Agro S.A. (3)	Argentina	Brokerage	98.57%	98.57%	98.57%
FyO Acopio S.A. (3)	Argentina	Warehousing and brokerage	98.57%	98.57%	98.57%
FyO Chile SPA	Chile	Brokerage	100.00%	100.00%	100.00%
Agropecuaria Santa Cruz S.A.'s direct equity interest in:
Agropecuaria Acres del Sud S.A. (2)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yatay Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yuchán Agropecuaria S.A. (2)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Sedelor S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Codalis S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Alafox S.A.	Uruguay	Investment	100.00%	100.00%	100.00%

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
(3)
Includes interest directly held through Cresud.

Urban Properties and Investments Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.19	06.30.18	06.30.17
IRSA's direct equity interest:
IRSA CP (1)	Argentina	Real estate	83.80%	86.34%	94.61%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.	Argentina	Hotel	100.00%	80.00%	80.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
UT IRSA y Galerías Pacífico S.A. (2)	Argentina	Investment	50.00%	50.00%	50.00%
IRSA CP's direct equity interest in:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (3)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.92%	99.92%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%	100.00%	-
Pareto S.A.	Argentina	Design and software development	69.69%	-	-
La Malteria	Argentina	Real estate	100.00%	-	-
Tyrus S.A.'s direct equity interest in:
DFL and DN BV	Bermudas / Netherlands	Investment	96.46%	91.57%	91.57%
I Madison LLC	United States	Investment	-	-	100.00%
IRSA Development LP	United States	Investment	-	-	100.00%
IRSA International LLC	United States	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group IV LP (REIG IV)	Bermudas	Investment	-	-	100.00%
Real Estate Investment Group V LP (REIG V)	Bermudas	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	United States	Investment	100.00%	100.00%	100.00%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.19	06.30.18	06.30.17
Efanur S.A.'s direct equity interest in:
Real Estate Investment Group VII LP (REIG VII)	Bermudas	Investment	100.00%	100.00%	-
DFL's and DNBV's direct equity interest in:
IDB Development Corporation Ltd.	Israel	Investment	100.00%	100.00%	68.28%
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	-
DIL's direct equity interest in:
Discount Investment Corporation Ltd. (4)	Israel	Investment	83.77%	76.57%	77.25%
IDBD's direct equity interest in:
IDB Tourism (2009) Ltd.	Israel	Tourism services	100.00%	100.00%	100.00%
IDB Group Investment Inc	Israel	Investment	100.00%	100.00%	100.00%
DIC's direct equity interest in:
Property & Building Corporation Ltd.	Israel	Real estate	68.80%	64.40%	64.40%
Shufersal Ltd. (6)	Israel	Retail	-	-	54.19%
Cellcom Israel Ltd. (5)	Israel	Telecommunications	44.10%	43.14%	42.26%
Elron Electronic Industries Ltd.	Israel	Investment	61.06%	50.30%	50.30%
Bartan Holdings and Investments Ltd.	Israel	Investment	55.68%	55.68%	55.68%
Epsilon Investment House Ltd.	Israel	Investment	68.75%	68.75%	68.75%
PBC's direct equity interest in:
Gav-Yam Bayside Land Corporation Ltd.	Israel	Real estate	51.70%	51.70%	55.01%
Ispro The Israeli Properties Rental Corporation Ltd.	Israel	Real estate	100.00%	100.00%	100.00%
Matam - Scientific Industries Center Haifa Ltd.	Israel	Real estate	50.10%	50.10%	50.10%
Hadarim Properties Ltd.	Israel	Real estate	100.00%	100.00%	100.00%
Property & Building (Commercial Centers) Ltd.	Israel	Real estate	100.00%	100.00%	100.00%
PBC USA Investments Inc	United States	Real estate	100.00%	100.00%	100.00%

(1)
Includes interest held through E-Commerce Latina S.A. and Tyrus S.A.
(2)
The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(3)
Includes interest held through Ritelco S.A. and Torodur S.A.
(4)
Includes Tyrus' equity interest.
(5)
DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes (47.2%) vis-à-vis other shareholders, also taking into account the historic voting performance in the Shareholders’ Meetings, as well as the evaluation of the holdings of the remaining shareholders, which are highly atomized.
(6)
Control was lost in June 30, 2018 (see Note 4.(p)).

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

2.4 Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker (“CODM”), responsible for allocating resources and assessing performance. The operating segments are described in Note 6.

2.5 Foreign currency translation

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

Foreign exchange gains and losses are presented in the Statement of Income within other financial income, as appropriate, unless they have been capitalized.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

2.6 Investment properties

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Fair value of office building in the Operations Center in Israel is based on discounted cash flow projections.

As required by CNV 576/10 Resolution, valuations are performed as of the financial position date by accredited externals appraisers who have recognized professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the Consolidated Financial Statements. The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

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

2.7 Property, plant and equipment

This category primarily comprises, buildings or portions of a building used for administrative purposes, machines, computers, and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The remaining useful life as of June 30, 2019 is as follows:

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

2.8 Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor

Properties leased out to tenants under operating leases are included in “Investment properties” in the Statement of Financial Position. See Note 2.26 for the recognition of rental income.

The Group does not have any assets leased out under finance leases.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

A Group company is the lessee

The Group has entered into some operating lease agreements, mainly related to agribusiness activities. By virtue of these contracts, the Group leases land open for agricultural exploitation during one or more crop season. The lease price is generally set at a fixed amount in dollars or at a certain number of quintals of soybeans (or equivalent measurement unit) during the entire lease term. Lease payments can be made in installments or in advance at the beginning of the lease. The lease costs are recognized in the Statements of Income in relation to the degree of ripeness of the harvest since the Group considers that this systematic base is more representative of the time pattern of the leases’ benefits.

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

2.9 Intangible assets

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

Goodwill is assigned to the Group's cash generating units on the basis of operating segments. The recoverable amount of a cash-generating unit is determined based on fair value calculations. These calculations use the price of the CGU assets, they are compared with the book values, plus the goodwill assigned to each cash-generating unit.

No material impairment was recorded as a result of the analysis performed (Note 12).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

At each year-end, the Group reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any of such signs exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. For intangible assets with indefinite useful lives, the Group annually reviews the existence of an impairment, or more frequently if signs of impairment are identified.

2.10 Trading properties

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

2.11 Inventories

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories are recorded at the cash cost and the difference between that and the actual amount paid is treated as finance cost.

Inventories are measured at the lower of cost or net realizable value.

2.12 Biological assets and agriculture produce at the point of harvest

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

2.13 Financial instruments

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

2.14 Derivative financial instruments and hedging activities and options

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The fair values of financial instruments that are traded in active markets are computed by reference to market prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end as each reporting year.

The stock call options involving shares of subsidiaries agreed at a fixed price are accounted for under shareholders’ equity.

2.15 Groups of assets and liabilities held for sale

Groups of assets and liabilities are classified as held for sale when the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. Groups of assets and liabilities held for sale are valued at the lower of their net book value and fair value less selling costs.

2.16 Trade and other receivables

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

2.17 Other assets

Other assets are recognized initially at cost and subsequently measured at the acquisition cost or the net realizable value, the lower.

2.18 Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.19 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

2.20 Provisions

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

2.21 Onerous contracts

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

2.22 Irrevocable right of use of the capacity of underwater communication lines

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

2.23 Employee benefits

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

2.24 Current income tax, deferred income tax and minimum presumed income tax

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

The minimum presumed income tax was repealed by Law N ° 27,260 in its article 76 for the periods that begin as of January 1, 2019.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Regarding the above mentioned, considering the recent Instruction No. 2 of the Federal Administration of Public Revenues (AFIP), it is not appropriate to record the provision of the above mention tax, in the event that accounting and tax losses occur.

2.25 Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term liquid investments with original maturities of three months or less. Bank overdrafts are not included.

2.26 Revenue recognition

The group identifies contracts with customers and evaluates the goods and services committed therein to determine performance obligations and their classification between performance obligations that are satisfied at a given time or over time.

Revenue from satisfaction of performance obligations at a given time is recognized when the client obtains control of the committed asset or service considering whether there is a right to collection, if the client has the physical possession, if the client has the legal right and if they have the transferred the risks and benefits.

Additionally and in accordance with IFRS 15, the Group recognizes revenues over time from the sales of real estate developments in which there is no alternative use for the asset and the Group has the right to demand payment of the contract. When these conditions are not met, the income is recognized at the time of delivery or deed (see detail in Note 2.2).

Revenue from satisfaction of performance obligations over time for real estate developments is recognized by measuring progress towards compliance with the obligation when it can be measured reliably. For this measurement, the Group uses the cost method, that is, the effort consumed by the entity and determines the percentage of progress based on the estimate of the total development costs.

The Group's revenue is recognized at the probable value of the consideration to which it will be entitled in exchange for transferring the products or services to the customer which is not expected to suffer significant changes.

Agricultural activities

Revenue from Group’s agricultural activities comes primarily from sales of agricultural produce and biological assets, from provision of services related to the activity and from leases of farmlands.

The Group recognizes revenue on product sales when the agricultural produce or biological assets are delivered and the customers take ownership and assume risk of loss, which is when the products are received by the customer at its or a designated location or collected directly by the customer, collection is reasonably assured and the selling price is fixed or determinable. Net sales of products represent the invoiced value of goods, net of trade discounts and allowances, if any.

The Group also provides agricultural-related (including but not limited to watering and feedlot services) and brokerage services to third parties. Revenue from services are recognized when services are effective rendered.

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

●
Revenue from communication services and sale of communication equipment

Revenue derived from the use of the Group’s communication networks, including mobile phones, Internet services, international calls, fixed line calls, interconnection rates and roaming service rates and television, are recognized when the service is provided, proportionally to the extent the transaction has been realized, and provided all other criteria have been met for revenue recognition.

Revenue from the sale of mobile phone cards is initially recognized as deferred revenue and then recognized as revenue as they are used or upon expiration, whichever takes place earlier.

A transaction involving the sale of equipment to a final user normally also involves a service sale transaction. In general, this type of sale is performed without a contractual obligation by the client to consume telephone services for a minimum amount over a predetermined period. As a result, the Group records the sale of equipment separately of the performance obligations and recognizes revenue pursuant to the transaction value upon delivery of the equipment to the client. Revenue from telephone services is recognized and accounted for as they are provided over time. When the client is bound to make a minimum consumption of services during a predefined period, the contract formalizes a transaction of several elements and, therefore, revenue from the sale of equipment is recorded at an amount that should not exceed its fair value, and is recognized upon delivery of the equipment to the client and provided the criteria for recognition are met. The Group ascertains the fair value of individual elements, based on the price at which it is normally sold, after taking into account the relevant discounts.

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

Revenues from supermarkets have been recognized in discontinued operations (see Note 4.(p)).

2.27 Cost of sales

The cost of sales, includes the acquisition costs and the operational and management costs for shopping malls held by the Group as part of its real estate investments. The Group’s cost of sales in relation to the supply of communication services mainly includes the costs to purchase equipment, salaries and related expenses, service costs, royalties, ongoing license dues, interconnection and roaming expenses, cell tower lease costs, depreciation and amortization expenses and maintenance expenses directly related to the services provided.

The cost of sales of supermarkets, includes the acquisition costs for the products less discounts granted by suppliers, as well as all expenses associated with storing and handling inventories and is classified as discontinued operations.

2.28 Cost of borrowings and capitalization

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

2.29 Share capital

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.30 Comparability of information

The balances as of June 30, 2018 and 2017 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1. Certain items from prior fiscal years have been reclassified for consistency purposes. See note 4. I. for the loss of control of Shufersal.

During the year ended June 30, 2019 and 2018, the Argentine Peso suffered a decrease in its value compared to the US dollar and other currencies close to 45% and 73%, respectively, which has an impact on the comparability of the figures exposed in the financial statements, mainly due to the exposure to the exchange rate of our income and costs of “offices and other properties” segment, and our assets and liabilities, nominated in foreign currency of the Argentine operations center, the aforementioned devaluation also had an effect on the total balances of the Israel operations center. During the year ended June 30, 2017, the decrease in value of the Argentine peso against the US dollar was not significant.

2.31 Prior year reclassifications

During the fiscal year ended June 30, 2019, the Group has decided to reclassify the financing income from financed sales and the interest income from past due invoices to other operating results. These reclassifications were made retrospectively and these reclassifications were not material for the financial statements previously issued both individually and as a whole. This change aims to provide shareholders relevant information of our business activities and improve the comparability of these financial statements with its peers. The reclassified amounts are Ps. 333 as of June 30, 2018 and Ps. 439 as of June 30, 2017.

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
		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.3 – Scope of consolidation
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 – Property, plant and equipment Note 12 – Intangible assets

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Estimation	Main assumptions	Potential implications	Main references
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 10.	Incorrect valuation of investment property values	Note 9 – Investment properties
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

4.
Acquisitions and disposals

Agricultural business

(a)
Sale and purchase of Farmlands

Alto Taquari

On November 21, 2018, the Group through its subsidiary Brasilagro has entered into a purchase-sale agreement for an area of 103 hectares of Alto Taquari farm. The total amount of the sale was 1,100 soybean bags per arable hectare equivalent Ps. 80. The buyer made the initial payment of 22,656 soybeans bags equivalent to Ps. 17; and the remaining balance will be paid in eight biannual installments. The Company has recognized gains of Ps.64 as result of this transaction.

Jatobá

On June 2019, the Group through its subsidiary Brasilagro has entered into a purchase-sale agreement for an area of 3,124 hectares of Jatobá Farm. The total amount of the sale was 285 soybean bags per arable hectare or Ps. 543. The buyer already made an initial payment of Ps. 58 and on July 31, 2019 had pay Ps. 58 more; and the remaining balance, equivalent to 563,844 soybeans bags, will be paid in six equal annual installments. This sale was accounted on June 30, 2019, the gain of this transaction amount Ps. 401.

On June 13, 2018, the Group, through its subsidiary Brasilagro, entered into a sales agreement for a total area of 9,784 hectares (7,485 are production hectares) of the Jatobá Establishment, a rural property located in the Municipality of Jaborandi . On July 31, 2018, the buyer made the payment of the first installment of 300,000 bags of soybeans, equivalent to an amount of Ps. 225 according to the conditions set in the agreement, obtaining the transfer of the possession and thus recognizing the disposal of the farmland. The remaining balance will be paid in six annual installments. The group did not recognize the result of this operation since almost all of the hectares sold corresponded to the Investment Property, and therefore were valued at fair value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

La Suiza

On June 29, 2018 Cresud signed a deed with a non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of "La Suiza". The total amount of the transaction was set at US$ 10, of which US$ 3 have been already paid. The remaining balance of US$ 7, guaranteed by a mortgage on the property, will be collected in 10 installments of the same amount ending on June 2023, which will accrue an annual interest of 4.5% on the remaining balances. The gain of the transaction amounts approximately to Ps. 266.

La Esmeralda

On July 20, 2017, we executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. On June 25, 2018, the Company has made effective with the sign of the deed and delivery of the property, the sale of "La Esmeralda" farm. The amount of the transaction was set at US$ 19, of which US$ 7 have been already paid. The balance, guaranteed with a mortgage on the property, will be collected in 4 installments of the same amount ending in April 2022, which will accrue an annual interest of 4% on the remaining balances. The gain from the sale amounts approximately to Ps. 480.

Araucária

On May 3, 2018, the Company through its subsidiary Brasilagro, has entered into a purchase-sale agreement for the partial sale 956 hectares (660 arable hectares) of Araucaria Farm, located in Mineiros, Brazil, for an amount of 1,208 soybean bags per arable hectare or Rs. 66.2 (equal to Ps. 447.2) (Rs./ha. 93,356). The company has recognized gains of Ps. 413 as result of this transaction.

(b)
Cresca S.A. disposal

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

In February 2018, the spin-off of Cresca, a Paraguayan company, was consummated. As a result, the Company, through Brasilagro, went from having an investment in a joint venture to controlling a set of net assets that meets the definition of business in accordance with paragraph 42 of IFRS 3.

Therefore, Brasilagro holds 100% of the capital and votes of Palmeiras and Moroti, both Paraguayan companies, which continued the exploitation previously carried out by Cresca. Likewise, Cresca will continue to exist with the remaining assets consisting of cash and a receivable to cover the expenses related to the spin-off. Brasilagro continues to hold a 50% interest in the aforementioned residual entity.

The consideration for the acquisition of the business is the investment previously held in Cresca.

The Company has recognized gains of Ps. 881 as result of this transaction, that has been recognized in the line “Other operating results, net" (Note 27).

The following table summarizes the consideration, the fair values of the assets acquired and the liabilities assumed at acquisition date:

February 2018
Assets	1,464
Cash and cash equivalents	2
Trade and other receivables	41
Income tax credit	19
Property, plant and equipment	1,402
Liabilities	268
Trade and other payables	18
Debts with related parties	188
Taxes payable	62
Equity
Currency translation adjustment	(14)
Total fair value of identifiable assets and assumed liabilities	1,210

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(c)
Sale of shares from FyO

On November 9, 2017 Cresud sold to a non-related party 154,929 shares of its subsidiary FyO, representing 9.49% of FyO’s capital stock for an amount of US$ 3.04, which were collected in full. As a result, Cresud reduced its equity interest in FyO from 59.59% to 50.10%.

This transaction was accounted in equity, resulting in an increase in non-controlling interest of Ps. 10.2 and an increase in the equity holders of the parent of Ps. 43.

Urban properties and investments business

Operations Center in Argentina

(d)
Sale of ADS and shares from IRSA CP

During October 2017 and February 2018, IRSA and its subsidiaries completed the sale in the secondary market of 10,420,075 ordinary shares of IRSA CP, par value Ps. 1 per share, represented by American Depositary Shares (“ADSs”), representing four ordinary shares each, which represents nearly 8.27% of IRSA CP capital for a total amount of Ps 4,454 (US$ 140 as of the date of the transaction). After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.34%. This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 414, net of taxes.

(e)
Distribution of a dividend in kind

                On October 29, 2018 IRSA’s Shareholder’s meeting was held, whereby the distribution of a dividend in kind for an equivalent of Ps. 1,827 payable in shares of IRSA CP was resolved (equivalent to Ps 2.44 per share). The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to be revised. For the distribution, the value of IRSA CP share was taken as of October 26, 2018, which was Ps. 220 per share. The number of shares distributed amounted to 6,418,182. This transaction was accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 1,073, restated as of the date of these financial statements. The stake of the Group in IRSA CP as of the date if these financial statements is 83.80%.

(f)
Sale of Tarshop

On February 14, 2019, IRSA CP sold its entire stake in Tarshop to BHSA. With this acquisition BHSA became the holder of 100% of the capital of said company.

The loss recognized for this transaction was approximately Ps. 131 restated as of the date of these financial statements.

(g)
Purchase of equity interest in HASA (owner of Libertador Hotel)

On February 28, 2019, the Group reported the acquisition, from an unrelated third party, the twenty percent (20%) of HASA for an amount of US$ 1.2 . As a result of this acquisition, IRSA holds 100% of HASA's share capital. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the controlling shareholders by Ps. 2 restated at the date of these financial statements.

Operations Center in Israel

(h)
Partial sale of Clal

Sales and Swap transactions

On May 1, 2017, August 30, 2017, January 1, 2018, May 3, 2018, August 30, 2018, and January 2, 2019, continuing with the instructions given by the Israel Capital Market, Insurance and Savings Commission, IDBD has sold 5% of its stake in Clal on each occasion and 4.5% on the last one respectively, with a subsequent swap transaction with a 2 year expiration date of each transaction. The consideration for the transactions amounted to an approximate amount of NIS 944.5, which is partially restricted according to these agreements until the swap expires. These transactions did not meet the de-recognition criteria so the Group maintains the asset as “Financial assets available for sale” and accounted for the loans as a financial liability.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

As of June 30, 2019, NIS 442 (equivalent to Ps. 5,269) remained under guarantee for the fulfillment of the potential results of said swaps and are presented as “restricted assets”.

Other sales agreements

On May 2, 2019, continuing with the instructions given by the Israel Capital Market, Insurance and Savings Commission, IDBD entered into sales agreements with two unrelated parties (the “Buyers”), according to which each of the Buyers will acquire Clal shares representing 4.99% of its share capital at a cash price of NIS 47.7 per share (approximately Ps. 602 per share). In addition, they were granted an option to acquire additional Clal shares for approximately 3% of the issued capital, for a period of 120 days (subject to obtaining a holding permit) at a price of NIS 50 per share.

Additionally on the same day, IDBD also entered into an agreement with a third unrelated buyer (the "Additional Buyer"), according to which the Additional Buyer will receive an option from IDBD, valid for a period of 50 days to acquire approximately 4.99% of Clal shares (and not less than 3%), at a price of NIS 47.7 per share (approximately Ps. 602 per share). Subject to the exercise of the option by the Additional Buyer, the price will be paid 10% in cash and the rest through a loan that will be provided to the Additional Buyer by IDBD and / or by a related entity and / or by a banking corporation and / or financial institution, under the agreed conditions.

The aforementioned agreements include, among others, a commitment by the Buyers and the Additional Buyer to not to sell the shares acquired during an agreed period of 24 months. It is clarified that each of the Buyers and the Additional Buyer have declared and committed to IDBD that there are no agreements or understandings between them regarding the joint ownership of Clal shares that are subject to the aforementioned agreements.

The total amount of Clal shares that can be acquired by the three buyers mentioned above, to the extent that the three agreements are completed and the options are exercised, amounts approximately 18% of Clal's share capital.

Regarding the swaps transactions that were executed by IDBD with respect to Clal's shares (mentioned above in “sales and transactions with Swap”), IDBD requested the Commissioner to grant his consent to update the terms, so it will allow the sale of Clal shares, which are the underlying asset of the swaps transactions, through over-the-counter transactions, to a private buyer (instead of the sale through the distribution of the shares), and also to allow IDBD to instruct the financial entities through which swaps transactions were executed to execute sales to the buyers and the additional buyer.

On May 3, 2019, IDBD completed the sale of Clal shares representing 4.99% of its share capital to one of the unrelated parties (the “first buyer”), for an approximate amount of NIS 132 (approximately Ps. 1,665) (NIS 47.7 per share). The shares sold will remain in a fiduciary account that has been guaranteed in favor of the Company's bondholders (Series M), and will, at the Company's discretion, make a prepayment or make payments in accordance with the program of amortization of the Company's debentures.

Additionally, on May 2, 2019, a swap transaction with respect to 2,215,521 Clal shares was completed, representing approximately 4% of its share capital, through the sale to another unrelated party (the "Second Buyer"), according to a price per share. In accordance with the agreement with the Second Buyer, the early termination of the Swap Transaction was implemented with respect to the shares representing 1% of Clal's share capital, in order to complete the sale.

As a result of the aforementioned sales, IDBD holding in Clal was reduced to 20.3% of its share capital (approximately 15.4% through a trust) and the Company owns approximately 24% additional through swaps transactions.

On June 16, 2019, the third buyer notified its intention to exercise the purchase option for 4.99% of Clal at a price per share of NIS 47.7, in accordance with the terms described above. As of the date of presentation of these financial statements, the additional sale has not been finalized since IDBD has not obtained the necessary financing to carry out the agreement.

On July 29, 2019, IDBD received a letter, addressed to the Company and the members of its Board of Directors, in which, among other things, it was stated that IDBD had breached the agreement by not completing the execution on time, and that the Additional buyer insists that IDBD should immediately complete all the actions required to fulfill the agreement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IDBD clarifies that the agreement specifies the main terms of the loan, and also specifies that the parties agreed to work collaboratively and in good faith to sign the detailed loan agreement. As of the date issuance of these financial statements, the negotiations between the parties regarding the terms of the loan agreement have not yet been completed.

(i)
Increase of interest in Cellcom

On June 27, 2018, Cellcom raised its share capital for a gross total of NIS 280 (approximately Ps. 3,441). DIC took part in such raise by acquiring 6,314,200 shares for a total amount of NIS 145.9 (approximately Ps. 1,792).

Additionally, on December 2018, DIC exercised 1.5 million options (Series 1) of Cellcom held by it in the amount of NIS 31 million (approximately Ps. 369). In addition, on December 2018 and February 2019, DIC acquired shares of Cellcom at a cost of NIS 19 million (approximately Ps. 250). As a result of the exercise of the options and the acquisition, DIC’s interest in Cellcom increased by 0.9%. The present transactions were accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 158, restated as of the date of these financial statements.

(j)
Possible sale of a subsidiary of IDBT

On August 14, 2018, the Board of Directors of IDBT approved its engagement in a memorandum of understanding for the sale of 50% of the issued share capital of a company which manages the incoming tourism operation which is held by Israir for a total consideration of NIS 26 (approximately Ps. 354). This transaction does not change the intentions of selling the whole investment in IDBT, which the management of the company expects to complete before June 2020.

(k)
Agreement to sell plot of land in USA

On August 2018, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 (approximately Ps. 1.073).

(l)
Sale of real estate

In October 2018, a subsidiary of Ispro signed an agreement for the sale of all of its rights in real estate area of approximately 29 dunams (equivalent to 1 hectare), in which there are 12,700 square meters in the northern industrial zone in Yavneh for NIS 86, (equivalent to Ps. 1,099). Such agreement has already been executed.

(m)
Increase of interest in PBC

In December 2018 and February 2019, DIC acquired an additional 4.38% of PBC in the market for NIS 81 (equivalent to Ps. 1,004). The present transactions were accounted for as equity transactions, generating an increase in net equity attributable to the controlling company for Ps. 71 restated as of the date of these financial statements.

(n)
Repurchase of own shares by DIC

In December 2018, DIC's Board of Directors approved a plan to buy back DIC shares, for a period of one year, until December 2019 amounting up to NIS 120 (approximately Ps.1,748). Acquisition of securities shall be carried out in accordance with market opportunities, dates, prices and quantities, as determined by the management of DIC, in such a way that in any event, the public holdings shall be, at any time, at least 10.1% of the total issued share capital of DIC.

Since December 2018 as of the date of these financial statements, DIC acquired 12.2 million shares for a total amount of NIS 119 (approximately Ps. 1,427). Additionally, in December 2018, minority shareholders of DIC exercised DIC Series 6 options for an amount of NIS 9 (approximately Ps. 122).

As a result of the operations described above, the participation of Dolphin IL in DIC increased approximately by 5.4%. The present transactions were accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 93, restated as of the date of these financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(o)
Increase in participation in Elron

In November and December 2018 DIC acquired an additional 9.2% of Elron in the market for NIS 31 million (equivalent to Ps. 390). Additionally, in June 2019, Elron increased its capital by an issuance of shares, third parties outside the group acquired an amount of NIS 26. This transaction was accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 45, restated as of the date of these financial statements.

(p)
Changes of interest in Shufersal

On December 24, 2017, DIC sold Shufersal shares, decreasing its stake from 53.30% to 50.12%. The consideration with respect to the sale of the shares amounted to NIS 169.5 (equivalent to Ps. 1,503). The transaction was accounted for as an equity transaction generating an increase in equity attributable to the controlling company for
Ps. 1,192.

On June 16, 2018, DIC announced the sale of a percentage of its stake in Shufersal to institutional investors which was completed on June 21, 2018. The percentage sold amounted to 16.56% and the net amount of the consideration was approximately NIS 848 (equivalent to Ps. 9,687), consequently DIC lost control of Shufersal, so the Group deconsolidated the subsidiary at that date.

Below are the details of the sale:

06.30.18
Cash received	9,988
Remediation of the fair value of the remaining interest	20,480
Total	30,468
Net assets disposed including goodwill	(13,225)
Gain from the sale of a subsidiary, net of taxes (*)	17,243

(*) Includes Ps. 4,097 as a result of the sale and Ps. 13,146 as a result of the re-measurement at fair value of the new stake, both included in discontinued operations.

The following table details the net assets disposed:

06.30.18
Investment properties	7,229
Property, plant and equipment	46,477
Intangible assets	11,337
Investments in associates and joint ventures	624
Restricted assets	142
Trade and other receivables	21.391
Investments in financial assets	196
Derivative financial instruments	36
Inventories	9,764
Cash and cash equivalents	8,679
TOTAL ASSETS	105,875
Borrowings	33,153
Deferred income tax liabilities	4,369
Trade and other payables	37,297
Provisions	717
Employee benefits	1,967
Salaries and social security liabilities	3,724
Income tax and MPIT liabilities	12
TOTAL LIABILITIES	81,239
Non-controlling interest	11,411
Net assets disposed including goodwill	13,225

Additionally, on November 27, 2018, DIC sold 7.5% of the total shares of Shufersal to institutional investors for a consideration of NIS 416 (approximately Ps. 5,084). After this transaction, the group holding went down to 26.02% approximately. The profit for this sale was NIS 27 (approximately Ps. 301).

(q)
Interest increase in DIC

On July 5, 2018 Tyrus acquired 2,062,000 of DIC’s shares in the market for a total amount of NIS 20 (equivalent to Ps. 343), which represent 1.35% of the Company’s outstanding shares at such date. As a result of this transaction, the Group’s equity interest has increased from 76.57% to 77.92%. This transaction was accounted for as an equity transaction generating an increase in the net equity attributable to the controlling shareholders by Ps. 32 restated to these financial statements.

Considering was what mentioned in Note 4.(o) above, the stake of the Group in DIC is approximately 83.77% considering the self-purchase of shares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(r)
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

The transaction has been made for an amount of NIS 1,843 (equivalent to NIS 17.20 per share of DIC). The consideration was paid NIS 70 in cash (equivalent to Ps. 684) and NIS 1,773 (equivalent to Ps. 16,441) were financed by IDBD to Dolphin, maturing in five years, with the possibility of an extension of three additional years in tranches of one year each, that will accrue an initial interest of 6.5% annually, which will increase by 1% annually in case of extension for each annual tranch. Furthermore, guarantees have been implemented for IDBD, for IDBD bondholders and their creditors, through pledges of different degree of privilege over DIC shares resulting from the purchase. Moreover, a pledge was granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC that Dolphin currently holds in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors. This transaction has no effect in the Groups’ consolidation structure and has been accounted as an equity transaction that resulted in a decrease of the equity attributable to the parent for an amount of Ps. 328 restated as of the date of these Financial Statement.

(s)
Purchase of IDBD shares to IFISA

On December 2017, Dolphin Netherlands BV, executed a stock purchase agreement for all of the shares that IFISA held of IDBD, which amounted to 31.7% of the capital stock. As a result, as of that date, Dolphin held the 100% of IDBD's shares.

The transaction was made at a price of NIS 398 (equivalent to NIS 1.894 per share and approximately to Ps. 3,553). As consideration of the transaction all receivables from IFISA to Dolphin have been canceled plus a payment of US$ 33.7 (equivalents to Ps. 1,061). This transaction was accounted as an equity transaction that resulted in a decrease of the equity attributable to the parent for an amount of Ps. 8,177 restated as of the date of these Financial Statements.

(t)
Sale of Israir

On June 30, 2017 IDB Tourism was at an advanced stage of sale with Sun d’Or International Airlines Ltd. (“Sun d’Or”), a subsidiary of El Al Israel Airlines Ltd. ("El Al"), and on July 2, 2017, an agreement was signed which has been rejected by the Antitrust Commission on January 10, 2018.

As a consequence of this process, the Group’s Financial Statements as of June 30, 2018 and 2017 present the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS 56 (approximately equivalent to Ps. 520), as a result of measuring these net assets at the estimated recoverable value. The group maintained the criteria of classifying the investment as a discontinued operation as established by IFRS 5.

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

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following tables shows the net carrying amounts of the Company’s financial instruments nominated in US$, broken down by the functional currencies in which the Company operates for the years ended June 30, 2019 and 2018. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

1)
Agricultural business

	Net monetary position (Liability) / Asset
	06.30.19	06.30.18
Functional currency	US$	US$
Argentine Peso	(17,924)	(14,742)
Brazilian Reais	232	93
Bolivian Peso	(77)	(72)
Total	(17,769)	(14,721)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would result in a lower gain before income tax for the years ended June 30, 2019 and 2018 for an amount of Ps. 1,777 and Ps. 1,472, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the Statements of Income.

On the other hand, the Group also uses derivative instruments, such as future foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2019, the Group has future exchange contracts pending for an amount of Ps. 31 (asset) and Ps. 25 (liability). As of June 30, 2018, the Group has future exchange contracts pending for an amount of Ps. 70 (liability).

2)
Urban properties and investments business

Operation Center in Argentina

	Net monetary position (Liability) / Asset
	06.30.19	06.30.18
Functional currency	US$	US$
Argentine Peso	(14,787)	(20,729)
Uruguayan Peso	(192)	(573)
Total	(14,979)	(21,302)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the respective functional currencies at year-end for the Operations Center in Argentina would result in a net additional loss before income tax for the years ended June 30, 2019 and 2018 for an amount of Ps. 1,497 and Ps. 2,132, respectively. A 10% depreciation of the US Dollar against the functional currencies would have an equal and opposite effect on the statements of income.

On the other hand, the Group in its operations center Argentina, also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2019 and 2018, the Group has future exchange contracts pending for an amount of US$ 13 and US$ 47.3, respectively.

Operation Center in Israel

As of June 30, 2019 and 2018, the net position of financial instruments in US Dollars, which exposes the Group to the foreign currency risk amounts to Ps. (8,323) and Ps. (11,170), respectively. The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the Israeli currency would increase loss before income tax for the year ended June 30, 2019 for an amount of Ps. 832 (Ps. 1,117 loss in 2018).

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

Note 21 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2019 and 2018.

1)
Agricultural business

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2019 and 2018 in the amount of Ps. 22.93 and Ps. 28.70, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2)
Urban properties and investments business

Operation Center in Argentina

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2019 and 2018 in the amount of Ps. 21.8 and Ps. 36.6, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

As of June 30, 2019 and 2018, 94.1% and 95.5% of the Group’s long-term financial loans in this operation center have a fixed interest rate so that IRSA is not significantly exposed to the fluctuation risk of the interest rate.

Operation Center in Israel

IDBD and DIC manage the exposure to the interest rate risk in a decentralized way and are monitored regularly by different management offices in order to confirm that there are no adverse effects over their ability to meet their financial obligations and to comply with their borrowings covenants.

As of June 30, 2019 and 2018, the 97.1% and 96.1%, respectively, of the Group’s long-term financial borrowings in this operations center are at fixed interest rate; therefore, IDBD is not significantly exposed to the interest rate fluctuation risk.

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the year ended June 30, 2019, in approximately Ps. 97, (approximately Ps. 105 in 2018). A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2019 and 2018:

	06.30.19
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Forward:
Sales
Corn	123,905	35	-	(28)	(33)
Soybeans	184,592	129	-	(36)	(20)
Wheat	26,200	9	-	-	-
Cotton	423	-	-	3	-
Purchase
Corn	86,262	(2)	-	3	3
Soybeans	61,284	(21)	-	4	4
Wheat	4,100	(1)	-	(1)	(1)
Options:
Sale put
Corn	25,949	-	-	(15)	(6)
Soybeans	54,407	-	-	(46)	74
Wheat	-	-	1	-	(1)
Cotton	1,473	-	-	(1)	-
Livestock	16,500	-	-	(1)	-
Purchase put
Corn	-	-	(1)	-	1
Wheat	-	-	(1)	-	1
Sale call
Corn	108,900	54	6	10	3
Soybeans	131,765	52	(1)	17	18
Wheat	14,400	2	(1)	3	4
Purchase call
Corn	-	-	(1)	(6)	2
Soybeans	-	-	(8)	-	-
Total	848,590	257	(6)	(94)	54

	06.30.18
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Forward:
Sales
Corn	17,323	1	-	(5)	(8)
Soybeans	73,274	14	(1)	19	86
Ethanol	2,100	-	-	2	5
Options:
Sale put
Corn	82,323	-	-	(9)	59
Purchase put
Soybeans	(25,330)	2	1	(5)	(8)
Sale call
Corn	2,000	1	1	-	(2)
Total	151,690	18	1	2	132

Gains and losses on commodity-based derivative instruments were Ps. 54 (gain) and Ps. 132 (gain) for the years ended June 30, 2019 and 2018, respectively. These gains and losses are included in “Other operating results, net” in the Statements of Income.

Crops future contracts fair values are computed with reference to quoted market prices on future exchanges.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

As of June 30, 2019, 38.4% of the loans are affected by the evolution of the CPI. A 1% increase in the CPI would generate a loss of Ps. 1,051 (Ps. 1,746 for 2018) and a decrease of 1% generates a profit of Ps. 1,063 (Ps. 1,078 for 2018).

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

As of June 30, 2019 and 2018, the total value of Group’s investments in shares and derivative financial instruments of public companies amounts to Ps. 5,586 and Ps. 946, respectively.

In the Operations Center in Israel the investment in Clal is classified on the Statements of Financial Position at “fair value through profit or loss” and represents the most significant IDBD’s exposure to price risk. Neither IDBD or DIC has used hedging against these risks (Note 15). IDBD and DIC regularly review the prices evolution of these equity securities in order to identify significant movements.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2019 of Ps. 558 (Ps. 75 in 2018) for the Operations Center in Argentina and a loss before income tax for the year ended June 30, 2019 of Ps. 1,785 (Ps. 2,965 in 2018) for the Operations Center in Israel. An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feedlot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and, other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 4% and 5% of the Group’s total trade receivables as of June 30, 2019 and 2018, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil, Bolivia and Paraguay. However, Argentina and Brazil together concentrate more than 94% and 96% of the Group’s grain production for the years ended June 30, 2019 and 2018, respectively. For the years ended June 30, 2019 and 2018, the grain production in Bolivia has not been significant representing only 6% and 4% of the total Group’s crop sales, respectively. Each country has its own established market for the respective grain production. Generally, the entire country’s grain production is sold in the domestic market to well-known multinational exporters such as Molinos, Cargill or Bunge, and/or local exporters. Prices for grains are also generally based on the market prices quoted in the domestic markets, which normally take as reference the prices in international grain exchanges such as the Chicago Board of Trade.

For the years ended June 30, 2019 and 2018, 44% and 33% of sales of crops in Argentina and Brazil were sold to well-known exporters. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

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

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates more than 97% and 99% of the Group's total sugarcane production as of June 30, 2019 and 2018, respectively. Currently, the group has two supply agreements of sugarcane. One of them is with Brenco Companhia Brasileira de Energía Renovable (ETH) and the other one Aparecería IV with Agroserra - Agro Pecuária e Industria, in the municipality of São Raimundo das Mangabeiras. Sales to ETH amounted to Ps. 821 and Ps. 820 and from Agroserra amounted to Ps. 974 and Ps. 571 during fiscal years ended June 30, 2019 and 2018, respectively. Thus, total sales amounted to Ps. 1,795 and Ps. 1,391 in fiscal year ended June 30, 2019 and 2018, representing 14% and 13% of consolidated agricultural business revenues of the Group of each fiscal year. Although sales are agreed, the Group do not believe that there is a significant collection risk as of the date of year fiscal year, considering the rating of ETH and Agroserra.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2)
Urban properties and investments business

Operation Center in Argentina

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 99.1% and 91.7% of the Group’s total trade receivables of the operations center as of June 30, 2019 and 2018, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors.
Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties (see details on Note 16).

On the other hand, property receivables related to the sale of trading properties represent 0.9% and 2.1% of the Group’s total trade receivables as of June 30, 2019 and 2018, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

Operation Center in Israel

IDBD’s and DIC’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk. IDBD and DIC generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counterparty. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that IDBD has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

IDBD and DIC’s policy is to manage credit exposure to trade and other receivables within defined trading limits. All IDBD’s significant counterparties have internal trading limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping malls, offices and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). IDBD and DIC have a large customer base and is not dependent on any single customer. The credits for sales from the activities of telecommunications and supermarkets do not present large concentrations of credit risk, not depending on a few customers and with most of their transactions in cash or with credit cards (Note 16).

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

1)
Agricultural business

	06.30.19
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	4,089	31	27	23	56	4,226
Borrowings (excluding finance lease liabilities)	12,210	4,874	1,595	5,564	330	24,573
Finance lease obligations	8	-	-	-	232	240
Derivative financial instruments	160	-	-	-	-	160
Total	16,467	4,905	1,622	5,587	618	29,199

	06.30.18
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	4,902	-	-	-	-	4,902
Borrowings (excluding finance lease liabilities)	6,043	2,453	1,451	1,207	6,060	17,214
Finance lease obligations	23	2	2	-	213	240
Derivative financial instruments	177	25	-	-	-	202
Total	11,145	2,480	1,453	1,207	6,273	22,558

2)
Urban properties and investments business

Operation Center in Argentina

	06.30.19
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	1,538	234	102	1	270	2,145
Borrowings (excluding finance lease liabilities)	9,173	13,687	2,649	1,732	15,303	42,544
Purchase obligations	1,278	-	-	-	-	1,278
Finance lease obligations	11	4	1	-	-	16
Derivative financial instruments	13	8	4	1	-	26
Total	12,013	13,933	2,756	1,734	15,573	46,009

	06.30.18
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	1,825	198	18	15	5	2,061
Borrowings (excluding finance lease liabilities)	5,969	12,114	12,146	1,923	17,813	49,965
Finance lease obligations	11	9	3	-	-	23
Derivative financial instruments	-	-	-	-	72	72
Total	7,805	12,321	12,167	1,938	17,890	52,121

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Operation Center in Israel

	06.30.19
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	15,123	298	143	-	-	15,564
Borrowings (excluding finance lease liabilities)	46,984	38,377	40,660	63,834	137,223	327,078
Finance lease obligations	24	24	-	-	-	48
Purchase obligations	2,996	955	525	346	-	4,822
Derivative financial instruments	24	-	-	-	-	24
Total	65,151	39,654	41,328	64,180	137,223	347,536

	06.30.18
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	12,080	1,191	1,326	-	-	14,597
Borrowings (excluding finance lease liabilities)	29,733	26,639	22,256	23,734	114,113	216,475
Finance lease obligations	16	-	-	-	-	16
Purchase obligations	3,921	1,823	639	347	229	6,959
Derivative financial instruments	8	-	-	-	-	8
Total	45,758	29,653	24,221	24,081	114,342	238,055

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

1)
Agricultural business

	06.30.19	06.30.18
Gearing ratio (i)	57.02%	60.00%
Debt ratio (ii)	218.38%	112.63%

(i) Calculated as total debt over total capital (including equity plus total debt).
(ii) Calculated as total debt over total properties at fair value (including trading properties, properties, plant and equipment, investment properties, farmland rights to receive units under barter agreements).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2)
Urban properties and investments business

Operation Center in Argentina

	06.30.19	06.30.18
Gearing ratio (iii)	53.60%	29.62%
Debt ratio (iv)	47.54%	39.70%

Operation Center in Israel

	06.30.19	06.30.18
Gearing ratio (iii)	89.57%	74.67%
Debt ratio (iv)	149.40%	148.46%

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

As from fiscal year 2018 the CODM reviews the operating income/loss of each business excluding the amounts related to management fees, being such amount reviewed at an aggregate level outside each business. Additionally, the CODM reviews certain corporate expenses associated with each business in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the "Corporate" segment of each operation center. Segment information for the year 2017 has been recast for the purposes of comparability with the present year.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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
o
International: includes assets and operating profit or loss from business related to associates Condor (hotels) and New Lipstick (offices).
o
Others: primarily includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by BHSA and Tarshop.
o
Corporate: includes the expenses related to the corporate activities of the Operations Center in Argentina.

As of fiscal year 2018, the CODM also reviews the office business as a single segment and the entertainment business in an aggregate and separate manner from offices, including that concept in the "Others" segment. Segment information for year 2017 has been recast for the purposes of comparability with the present year.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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
o
Supermarkets: segment in which, through Shufersal, the Group operated a supermarket chain in Israel. Upon the loss of control in 2018 this segment was reclassified to discontinued operations and presented as an associate since 2019.
o
Telecommunications: includes Cellcom whose main activities include the provision of mobile phone services, fixed line phone services, data and Internet and television, among others.
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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2019:

	06.30.19
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
Revenues	13,249	10,534	56,722	67,256	80,505	(65)	-	2,593	(368)	82,665
Costs	(11,309)	(2,240)	(37,127)	(39,367)	(50,676)	47	-	(2,697)	136	(53,190)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,424	-	-	-	1,424	-	-	-	189	1,613
Changes in the net realizable value of agricultural products after harvest	(30)	-	-	-	(30)	-	-	-	-	(30)
Gross profit / (loss)	3,334	8,294	19,595	27,889	31,223	(18)	-	(104)	(43)	31,058
Gain from disposal of farmlands	465	-	-	-	465	-	-	-	-	465
Net gain from fair value adjustment of investment properties	-	(27,621)	3,416	(24,205)	(24,205)	587	-	-	-	(23,618)
General and administrative expenses	(1,067)	(1,867)	(5,886)	(7,753)	(8,820)	11	-	-	39	(8,770)
Selling expenses	(1,114)	(759)	(7,963)	(8,722)	(9,836)	5	-	-	8	(9,823)
Other operating results, net	574	(437)	519	82	656	131	-	104	(10)	881
Management fees	-	-	-	-	-	-	-	-	-	-
Profit / (loss) from operations	2,192	(22,390)	9,681	(12,709)	(10,517)	716	-	-	(6)	(9,807)
Share of profit / (loss) of associates and joint ventures	7	(4,326)	43	(4,283)	(4,276)	(703)	-	-	-	(4,979)
Segment profit / (loss)	2,199	(26,716)	9,724	(16,992)	(14,793)	13	-	-	(6)	(14,786)
							-
Reportable assets	24,207	78,166	374,723	452,889	477,096	(415)	-	-	31,308	507,989
Reportable liabilities	-	-	(322,561)	(322,561)	(322,561)	-	-	-	(96,428)	(418,989)
Net reportable assets	24,207	78,166	52,162	130,328	154,535	(415)	-	-	(65,120)	89,000

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2018:

	06.30.18
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
Revenues	10,681	9,706	46,138	55,844	66,525	(77)	-	3,069	(231)	69,286
Costs	(9,163)	(1,975)	(29,624)	(31,599)	(40,762)	48	-	(3,110)	106	(43,718)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,070	-	-	-	1,070	3	-	-	98	1,171
Changes in the net realizable value of agricultural products after harvest	372	-	-	-	372	-	-	-	-	372
Gross profit / (loss)	2,960	7,731	16,514	24,245	27,205	(26)	-	(41)	(27)	27,111
Net gain from fair value adjustment of investment properties	151	13,860	3,575	17,435	17,586	(737)	-	-	-	16,849
Gain from disposal of farmlands	1,159	-	-	-	1,159	-	-	-	-	1,159
General and administrative expenses	(967)	(1,634)	(5,299)	(6,933)	(7,900)	28	-	-	23	(7,849)
Selling expenses	(1,138)	(788)	(7,506)	(8,294)	(9,432)	11	-	-	9	(9,412)
Other operating results, net	1,079	(29)	1,494	1,465	2,544	24	-	40	4	2,612
Management fees	-	-	-	-	-	-	-	(1,019)	-	(1,019)
Profit / (loss) from operations	3,244	19,140	8,778	27,918	31,162	(700)	-	(1,020)	9	29,451
Share of profit / (loss) of associates and joint ventures	26	(2,957)	(173)	(3,130)	(3,104)	812	-	-	-	(2,292)
Segment profit / (loss)	3,270	16,183	8,605	24,788	28,058	112	-	(1,020)	9	27,159

Reportable assets	21,518	106,953	394,376	501,329	522,847	413	-	-	34,414	557,674
Reportable liabilities	-	-	(335,186)	(335,186)	(335,186)	-	-	-	(99,027)	(434,213)
Net reportable assets	21,518	106,953	59,190	166,143	187,661	413	-	-	(64,613)	123,461

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2017:

	06.30.17
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
Revenues	8,522	9,728	46,762	56,490	65,012	(162)	-	3,287	(230)	67,907
Costs	(7,474)	(2,107)	(29,965)	(32,072)	(39,546)	103	-	(3,343)	157	(42,629)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	111	-	-	-	111	16	-	-	50	177
Changes in the net realizable value of agricultural products after harvest	(252)	-	-	-	(252)	-	-	-	-	(252)
Gross profit / (loss)	907	7,621	16,797	24,418	25,325	(43)	-	(56)	(23)	25,203
Net gain from fair value adjustment of investment properties	673	(3,649)	779	(2,870)	(2,197)	(671)	-	-	-	(2,868)
Loss from disposal of farmlands	441	-	-	-	441	-	-	-	-	441
General and administrative expenses	(917)	(1,510)	(5,583)	(7,093)	(8,010)	14	-	-	16	(7,980)
Selling expenses	(1,120)	(769)	(8,051)	(8,820)	(9,940)	14	-	-	8	(9,918)
Other operating results, net	347	(679)	(8)	(687)	(340)	(20)	-	56	6	(298)
Management fees	-	-	-	-	-	-	-	(433)	-	(433)
Profit / (loss) from operations	331	1,014	3,934	4,948	5,279	(706)	-	(433)	7	4,147
Share of (loss) / profit of associates and joint ventures	8	(965)	38	(927)	(919)	121	-	-	-	(798)
Segment profit / (loss)	339	49	3,972	4,021	4,360	(585)	-	(433)	7	3,349

Reportable assets	17,315	94,307	361,249	455,556	472,871	(1,780)	-	-	22,396	493,487
Reportable liabilities	-	-	(312,667)	(312,667)	(312,667)	-	-	-	(75,287)	(387,954)
Net reportable assets	17,315	94,307	48,582	142,889	160,204	(1,780)	-	-	(52,891)	105,533

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Corresponds to Shufersal’s deconsolidation, the Group lost control in June 2018. See Note 4.(p).
(iii)
Includes Ps. (104), Ps. (41) and Ps. (56) corresponding to Expenses and FPC and Ps. 0, Ps. (1,019) and Ps. (433) to management fees, as of June 30, 2019, 2018 and 2017, respectively.
(iv)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 6,058, Ps. 3,815 and Ps. 112, as of June 30, 2019, 2018 and 2017, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	06.30.19
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	7,687	-	-	5,562	13,249
Costs	(6,622)	(17)	-	(4,670)	(11,309)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,420	-	-	4	1,424
Changes in the net realizable value of agricultural products after harvest	(30)	-	-	-	(30)
Gross profit / (loss)	2,455	(17)	-	896	3,334
Gain from disposal of farmlands	-	465	-	-	465
General and administrative expenses	(671)	(2)	(192)	(202)	(1,067)
Selling expenses	(639)	(1)	-	(474)	(1,114)
Other operating results, net	470	1	-	103	574
Management fees	-	-	-	-	-
Profit / (loss) from operations	1,615	446	(192)	323	2,192
Share of profit / (loss) of associates	39	-	-	(32)	7
Segment profit / (loss)	1,654	446	(192)	291	2,199
	-
Investment properties	1,843	-	-	-	1,843
Property, plant and equipment	14,147	104	-	537	14,788
Investments in associates	274	-	-	16	290
Other reportable assets	5,928	-	-	1,358	7,286
Reportable assets	22,192	104	-	1,911	24,207

From all of the Group’s revenues corresponding to Agricultural Business, Ps. 8,872 are originated in Argentina and Ps. 4,377 in other countries, principally in Brazil for Ps.4,057.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 9,630 are located in Argentina and Ps. 14,576 in other countries, principally in Brazil for Ps. 13,276.

	06.30.18
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	6,275	-	-	4,406	10,681
Costs	(5,169)	(25)	-	(3,969)	(9,163)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,076	-	-	(6)	1,070
Changes in the net realizable value of agricultural products after harvest	372	-	-	-	372
Gross profit / (loss)	2,554	(25)	-	431	2,960
Net gain from fair value adjustment of investment properties	-	151	-	-	151
Gain from disposal of farmlands	-	1,159	-	-	1,159
General and administrative expenses	(615)	(2)	(157)	(193)	(967)
Selling expenses	(836)	-	-	(302)	(1,138)
Other operating results, net	125	881	-	73	1,079
Management fees	-	-	-	-	-
Profit / (Loss) from operations	1,228	2,164	(157)	9	3,244
Share of profit / (loss) of associates	28	-	-	(2)	26
Segment profit / (loss)	1,256	2,164	(157)	7	3,270

Investment properties	1,436	-	-	-	1,436
Property, plant and equipment	13,728	92	-	423	14,243
Investments in associates	220	-	-	64	284
Other reportable assets	4,948	-	-	607	5,555
Reportable assets	20,332	92	-	1,094	21,518

From all of the Group’s revenues corresponding to Agricultural Business, Ps. 7,902 are originated in Argentina and Ps. 2,779 in other countries, principally in Brazil for Ps.2,530.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 8,210 are located in Argentina and Ps. 13,308 in other countries, principally in Brazil for Ps. 11,984.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.17
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	4,705	-	-	3,817	8,522
Costs	(3,968)	(34)	-	(3,472)	(7,474)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	109	-	-	2	111
Changes in the net realizable value of agricultural products after harvest	(252)	-	-	-	(252)
Gross profit / (loss)	594	(34)	-	347	907
Net gain from fair value adjustment of investment properties	-	673	-	-	673
Loss from disposal of farmlands	-	441	-	-	441
General and administrative expenses	(558)	(2)	(185)	(172)	(917)
Selling expenses	(812)	-	-	(308)	(1,120)
Other operating results, net	282	-	-	65	347
Management fees	-	-	-	-	-
Profit / (Loss) from operations	(494)	1,078	(185)	(68)	331
Share of profit / (loss) of associates	16	-	-	(8)	8
Segment profit / (loss)	(478)	1,078	(185)	(76)	339

Investment properties	614	-	-	-	614
Property, plant and equipment	11,885	64	-	394	12,343
Investments in associates	242	-	-	8	250
Other reportable assets	3,597	-	-	511	4,108
Reportable assets	16,338	64	-	913	17,315

From all of the Group’s revenues corresponding to Agricultural Business, Ps. 6,723 are originated in Argentina and Ps. 1,799 in other countries, principally in Brazil for Ps. 1,494.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 8,334 are located in Argentina and Ps. 8,981 in other countries, principally in Brazil for Ps. 6,749.

(I)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal years ended June 30, 2019, 2018 and 2017:

	06.30.19
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	5,976	1,566	783	2,066	10	-	133	10,534
Costs	(543)	(107)	(369)	(1,111)	(4)	-	(106)	(2,240)
Gross profit / (loss)	5,433	1,459	414	955	6	-	27	8,294
Net gain from fair value adjustment of investment properties	(28,394)	535	496	-	4	-	(262)	(27,621)
General and administrative expenses	(661)	(145)	(182)	(344)	(93)	(363)	(79)	(1,867)
Selling expenses	(371)	(69)	(83)	(221)	-	-	(15)	(759)
Other operating results, net	(57)	(23)	(208)	80	(9)	-	(220)	(437)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	(24,050)	1,757	437	470	(92)	(363)	(549)	(22,390)
Share of profit / (loss) of associates and joint ventures	-	-	(26)	-	(2,574)	-	(1,726)	(4,326)
Segment profit / (loss)	(24,050)	1,757	411	470	(2,666)	(363)	(2,275)	(26,716)

Investment and trading properties	35,057	21,992	19,435	-	63	-	743	77,290
Property, plant and equipment	182	95	-	1,416	126	-	-	1,819
Investment in associates and joint ventures	-	-	310	-	(5,053)	-	3,425	(1,318)
Other reportable assets	79	86	129	18	-	-	63	375
Reportable assets	35,318	22,173	19,874	1,434	(4,864)	-	4,231	78,166

From all the revenues corresponding to the Operations Center in Argentina, Ps. 10,189 are originated in Argentina, Ps. 335 in Uruguay and Ps. 10 in the U.S. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 82,638 are located in Argentina and Ps. (4,580) in other countries, principally in USA for Ps. (4,864) and Uruguay for Ps. 284.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.18
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	6,822	932	210	1,711	-	-	31	9,706
Costs	(580)	(87)	(104)	(1,170)	-	-	(34)	(1,975)
Gross profit	6,242	845	106	541	-	-	(3)	7,731
Net gain from fair value adjustment of investment properties	4,384	4,088	5,134	-	-	-	254	13,860
General and administrative expenses	(597)	(152)	(138)	(341)	(82)	(269)	(55)	(1,634)
Selling expenses	(425)	(100)	(40)	(218)	-	-	(5)	(788)
Other operating results, net	(65)	(16)	96	(28)	(40)	-	24	(29)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	9,539	4,665	5,158	(46)	(122)	(269)	215	19,140
Share of profit / (loss) of associates and joint ventures	-	-	3	-	(3,096)	-	136	(2,957)
Segment profit / (loss)	9,539	4,665	5,161	(46)	(3,218)	(269)	351	16,183

Investment and trading properties	62,959	19,691	17,608	-	-	-	933	101,191
Property, plant and equipment	149	84	-	1,494	138	-	-	1,865
Investment in associates and joint ventures	-	-	313	-	(2,707)	-	5,773	3,379
Other reportable assets	89	86	132	19	-	-	192	518
Reportable assets	63,197	19,861	18,053	1,513	(2,569)	-	6,898	106,953

From all the revenues corresponding to the Operations Center in Argentina, 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 109,244 are located in Argentina and Ps. (2,261) in other countries, principally in USA for Ps. (2,569) and Uruguay for Ps. 308.

	06.30.17
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	6,991	945	203	1,577	-	-	12	9,728
Costs	(745)	(147)	(103)	(1,104)	-	-	(8)	(2,107)
Gross profit / (loss)	6,246	798	100	473	-	-	4	7,621
Net gain from fair value adjustment of investment properties	(5,883)	1,293	290	-	-	-	651	(3,649)
General and administrative expenses	(582)	(157)	(73)	(304)	(89)	(290)	(15)	(1,510)
Selling expenses	(401)	(103)	(42)	(216)	-	-	(7)	(769)
Other operating results, net	(75)	(22)	(73)	2	(528)	-	17	(679)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	(695)	1,809	202	(45)	(617)	(290)	650	1,014
Share of profit / (loss) of associates and joint ventures	-	-	(16)	-	(352)	-	(597)	(965)
Segment profit / (loss)	(695)	1,809	186	(45)	(969)	(290)	53	49

Investment and trading properties	57,983	14,641	11,531	-	-	-	495	84,650
Property, plant and equipment	173	405	-	1,583	-	-	-	2,161
Investment in associates and joint ventures	-	-	226	-	1,293	-	5,653	7,172
Other reportable assets	92	89	93	20	-	-	30	324
Reportable assets	58,248	15,135	11,850	1,603	1,293	-	6,178	94,307

From all the revenues corresponding to the Operations Center in Argentina, 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 92,362 are located in Argentina and Ps. 1,676 in other countries, principally in USA for Ps. 1,293 and Uruguay for Ps. 383.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of Group’s Operations Center in Israel for the years ended June 30, 2019, 2018 and 2017:

	06.30.19
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	15,340	-	40,236	-	-	1,146	56,722
Costs	(6,828)	-	(29,683)	-	-	(616)	(37,127)
Gross profit	8,512	-	10,553	-	-	530	19,595
Net gain from fair value adjustment of investment properties	3,416	-	-	-	-	-	3,416
General and administrative expenses	(762)	-	(3,344)	-	(740)	(1,040)	(5,886)
Selling expenses	(270)	-	(7,390)	-	-	(303)	(7,963)
Other operating results, net	-	-	278	-	-	241	519
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	10,896	-	97	-	(740)	(572)	9,681
Share of profit/ (loss) of associates and joint ventures	174	502	-	-	-	(633)	43
Segment profit / (loss)	11,070	502	97	-	(740)	(1,205)	9,724

Reportable assets	212,301	16,102	76,531	15,839	29,062	24,888	374,723
Reportable liabilities	(164,810)	-	(59,333)	-	(88,569)	(9,849)	(322,561)
Net reportable assets	47,491	16,102	17,198	15,839	(59,507)	15,039	52,162

No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, Ps. 51,895 are located in USA (Ps. 54,340 in 2018 and Ps. 43,869 in 2017), Ps. 1,385 (Ps. 1,632 in 2018 and Ps. 1,546 in 2017) in India and the remaining are located in Israel.

	06.30.18
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	10,763	-	34,332	-	-	1,043	46,138
Costs	(4,451)	-	(24,621)	-	-	(552)	(29,624)
Gross profit	6,312	-	9,711	-	-	491	16,514
Net gain from fair value adjustment of investment properties	3,575	-	-	-	-	-	3,575
General and administrative expenses	(644)	-	(3,214)	-	(597)	(844)	(5,299)
Selling expenses	(202)	-	(7,038)	-	-	(266)	(7,506)
Other operating results, net	179	-	540	-	798	(23)	1,494
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	9,220	-	(1)	-	201	(642)	8,778
Share of profit / (loss) of associates and joint ventures	233	-	-	-	-	(406)	(173)
Segment profit / (loss)	9,453	-	(1)	-	201	(1,048)	8,605

Reportable assets	208,525	20,696	77,471	19,064	33,187	35,433	394,376
Reportable liabilities	(162,110)	-	(60,369)	-	(108,847)	(3,860)	(335,186)
Net reportable assets	46,415	20,696	17,102	19,064	(75,660)	31,573	59,190

	06.30.17
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	10,480	-	35,062	-	-	1,220	46,762
Costs	(4,971)	-	(24,536)	-	-	(458)	(29,965)
Gross profit	5,509	-	10,526	-	-	762	16,797
Net gain from fair value adjustment of investment properties	779	-	-	-	-	-	779
General and administrative expenses	(636)	-	(3,499)	-	(836)	(612)	(5,583)
Selling expenses	(199)	-	(7,491)	-	-	(361)	(8,051)
Other operating results, net	70	-	238	-	(105)	(211)	(8)
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	5,523	-	(226)	-	(941)	(422)	3,934
Share of profit / (loss) of associates and joint ventures	66	-	-	-	-	(28)	38
Segment profit / (loss)	5,589	-	(226)	-	(941)	(450)	3,972

Reportable assets	142,054	64,914	54,722	17,243	28,083	54,233	361,249
Reportable liabilities	(115,624)	(52,904)	(45,163)	-	(67,154)	(31,822)	(312,667)
Net reportable assets	26,430	12,010	9,559	17,243	(39,071)	22,411	48,582

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Information about the main subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group. As of June 30, 2019 and 2018 correspond to urban properties and investment business from the Operations Center in Argentina and agricultural business.

	Direct interest of non-controlling interest % (1)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling interests
	As of June 30, 2019
Subsidiaries with direct participation of Cresud
IRSA	37.65%	141,276	333,358	73,959	314,856	85,819	53,744
Brasilagro	56.71%	4,950	13,193	2,515	3,675	11,953	-
Subsidiaries with indirect participation of Cresud
Elron	38.94%	3,163	2,638	370	48	5,383	3,235
PBC	31.20%	44,712	165,432	17,987	145,893	46,264	33,421
Cellcom (2)	55.90%	32,155	41,334	19,086	40,248	14,155	8,940
IRSA CP	14.73%	17,186	63,813	4,056	36,330	40,613	2,178

	As of June 30, 2018
Subsidiaries with direct participation of Cresud
IRSA	36.26%	149,432	377,424	72,930	334,411	119,515	58,181
Brasilagro	56.71%	4,284	10,918	2,323	2,858	10,022	-
Subsidiaries with indirect participation of Cresud
Elron	49.70%	3,007	2,505	392	37	5,083	3,658
PBC	35.60%	36,801	169,114	24,943	140,980	39,992	33,806
Cellcom (2)	57.90%	32,958	43,013	19,604	40,619	15,748	9,943
IRSA CP	13.66%	16,589	89,618	4,070	42,686	59,452	2,244

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Total comprehensive income / (loss) attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	Year ended June 30, 2019
Subsidiaries with direct participation of Cresud
IRSA	69,767	(26,847)	(1,417)	(1,993)	18,920	7,829	(19,419)	7,330	(2,330)
Brasilagro	4,057	1,396	(239)	-	594	(249)	(292)	53	-
Subsidiaries with indirect participation of Cresud
Elron	-	(739)	(636)	1,485	(708)	145	936	373	-
PBC	12,637	4,865	5,300	3,659	6,354	750	2,047	9,151	1,635
Cellcom (2)	33,259	(1,066)	(1,076)	(946)	7,014	(6,027)	1,166	2,153	-
IRSA CP	10,171	(18,138)	(18,138)	(105)	3,910	(3,469)	(1,841)	1,400	705

	Year ended June 30, 2018
Subsidiaries with direct participation of Cresud
IRSA	58,824	23,237	9,449	20,312	14,287	(21,363)	(4,312)	(11,388)	(2,584)
Brasilagro	2,530	1,915	2,890	-	3	(697)	1,327	633	-
Subsidiaries with indirect participation of Cresud
Elron	-	(797)	(124)	(793)	(509)	534	(205)	(180)	241
PBC	9,619	4,602	(282)	1,649	4,781	42	(1,853)	2,970	1,115
Cellcom (2)	29,784	(792)	8	(784)	6,218	(4,004)	594	2,808	-
IRSA CP	10,895	14,237	14,237	507	4,916	(6,806)	3,470	1,580	1,283

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

Prior to December 31, 2019 the Group should reduce its control structure of companies that make public offer in Israel to two layers. It currently has three layers of public companies (DIC, PBC and Gav-Yam, Mehadrin and Ispro).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

After June 30, 2019 and before the issuance of these financial statements, the Group has made a partial sale of its stake in Gav-Yam and has lost control over the subsidiary and repurchased Ispro debentures to fulfill the requirements of the legislation (Note 38).

As of the date of issuance of these financial statements, the Group has not made a decision in relation to its interest stake in Mehadrin. However the Management estimates that it has the capacity to execute the corresponding decision before the deadline established to comply with the Concentration Law (December 31, 2019). The alternatives evaluated by the Board of Directors are the sale of the interest owned to a third party a third-party, its distribution to shareholders as a dividend in kind or the acquisition of non-controlling interest.

Dolphin arbitration process

There is an arbitration process going on between Dolphin and ETH (previous shareholder of IDBD) in relation to certain issues connected to the control obtainment of IDBD (mainly regarding who had the right of purchase and the price of the acquisition). In the arbitration process the parties have agreed to designate Eyal Rosovshy and Giora Erdinas to promote a mediation. On August 17, 2017, a mediation hearing was held and the parties failed to reach an agreement. On January 31, 2018, the parties agreed to follow the process in court. As of the date of presentation of these Consolidated Financial Statements, there have been no other developments in the process and it is still pending resolution. Management, based on the opinion of its legal advisors, considers that the resolution of the present litigation will not have an adverse effect for Dolphin.

8.
Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2019 and 2018 were as follows:

	06.30.19	06.30.18
Beginning of the year	36,900	18,496
Share-holding (decrease) / increase in associates and joint ventures	488	(699)
Capital contribution	114	333
Share of (loss) / profit	(4,979)	(2,228)
Adjustment of previous years (IFRS 9 and 15)	(107)	-
Currency translation adjustment	(300)	2,657
Cash dividends (i)	(1,213)	(577)
Sale of associates	(5,022)	-
Liquidation distribution (ii)	-	(112)
Capital reduction	(470)	(513)
Transfer to borrowings to associates (iii)	-	(330)
Defined benefit plans	-	(86)
Issuance of capital	-	(552)
Deconsolidation	-	20,481
Others	(74)	30
End of the year	25,337	36,900

(i)
See Note 31.
(ii)
Corresponds to a reclassification made at the time of formalizing the loan repayment terms with the associate in the Operations Center in Israel.
(iii)
Includes Ps. (6,058) and Ps. (3,815) reflecting interests in companies with negative equity as of June 30, 2019 and 2018, respectively, which are disclosed in “Provisions” (see Note 20).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2019 and 2018, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2019, 2018 and 2017:

	% of ownership interest held			Value of Group's interest in equity		Group's interest in comprehensive income
Name of the entity	06.30.19	06.30.18	06.30.17	06.30.19	06.30.18	06.30.19	06.30.18	06.30.17
Associates
New Lipstick (1)	49.96%	49.90%	49.90%	(6,058)	(3,815)	(2,238)	(3,703)	(4,794)
BHSA (2)	29.91%	29.91%	30.66%	3,114	5,103	(1,687)	291	(885)
Condor (3)	18.89%	28.10%	28.72%	974	1,083	27	417	907
PBEL	45.40%	45.40%	45.40%	1,385	1,632	(82)	291	528
Shufersal (7)	26.02%	33.56%	N/A	16,102	19,856	208	-	N/A
Other associates	-	-	-	2,632	4,518	(844)	231	(990)

Joint ventures
Quality (4)	50.00%	50.00%	50.00%	1,308	1,665	(408)	613	1,090
La Rural S.A.	50.00%	50.00%	50.00%	71	272	101	(31)	28
Cresca S.A. (6)	50.00%	50.00%	50.00%	14	2	12	708	455
Mehadrin (5)	45.41%	45.41%	45.41%	3,390	3,535	(78)	893	30
Other joint ventures	-	-	-	2,405	3,049	(290)	719	1,199
Total associates and joint ventures				25,337	36,900	(5,279)	429	(2,432)

The following is additional information about the Group's investments in associates and joint ventures:

				Last financial statement issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the year	Shareholders' equity
Associates
New Lipstick (1)	United States	Real Estate	N/A	-	(31)	(210)
BHSA (2)	Argentina	Financing	448,689,072	(***) 1.500	(***) 1,698	(***) 10.496
Condor (3)	United States	Hotel	2,198,225	N/A	4	107
Shufersal (7)	Israel	Real estate	450	242	254	512
PBEL	India	Retail	79,282,087	(**) 1	(20)	1,859

Joint ventures
Quality (4)	Argentina	Real Estate	120,827,022	326	(816)	2,572
La Rural S.A.	Argentina	Event organization and others	714,498	1	227	72
Mehadrin (5)	Israel	Agriculture	1,509,889	(**) 3	32	611

N/A: Not applicable.

(1)
On March 4, 2019, Metropolitan, a subsidiary of New Lipstick, has renegotiated its debt without recourse to IRSA and has been reconfigured with a balance of US$ 11MM. Said debt must be canceled on April 30, 2021.In June 2019, an Escrow Agreement was signed for the sum of US$ 5.1 million, through which an option was acquired to purchase the controlling stake on one of the lands on which the Lipstick building is built. This option expired on August 30, so the seller has the right to collect the deposit. The company will continue negotiations, trying to obtain funding sources that allow us to execute the purchase.
(2)
BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium business and large companies. The market price of the share is 17.15 pesos per share. The effect of the treasury shares in the BHSA portfolio is considered for the calculation.
(3)
Condor is an investment company focused on US hotels. The price of its shares as of June 30, 2019 is US$ 9.07 per share
(4)
Quality is dedicated to the exploitation of the San Martín property (former property of Nobleza Piccardo S.A.I.C. and F.).
(5)
Mehadrin is a company dedicated to the production and export of citrus, fruits and vegetables. The Group has entered into a Joint - Venture agreement in relation to this company. The price of its shares as of June 30, 2019 is NIS 20.40 per share.
(6)
Cresca is a joint venture between the Company and Carlos Casado S.A. with agricultural operations in Paraguay.
(7)
Shufersal is a company that has supermarkets and pharmacies in Israel, the market price of the share is NIS 2,385 as of June 30, 2019.

(*)
Amounts presented in millions of US dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest will a three-month lag including any material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Amounts as of June 30, 2019, prepared in accordance with BCRA’ regulations. For the purpose of the valuation of the investment in the Company, the adjustments necessary to adequate the Financial Statements to IFRS have been considered

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Set out below is summarized financial information of the associates and joint ventures considered material to the Group:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held	Interest in associates / joint ventures	Goodwill and others	Book value
	As of June 30, 2019
Associates
BHSA	61,440	22,832	62,630	10,696	10,496	29.91%	2,754	360	3,114
PBEL	2,220	597	442	8,486	(6,111)	45.00%	(2,750)	4,135	1,385
Shufersal	36,202	62,604	38,278	38,338	22,190	26.02%	5,774	10,328	16,102

Joint ventures
Quality Invest (ii)	17	3,443	83	806	2,571	50.00%	1,286	22	1,308
Mehadrin	8,319	10,718	9,143	2,602	7,292	45.41%	3,311	79	3,390

	As of June 30, 2018
Associates
BHSA	56,183	24,827	44,697	28,560	7,753	29.91%	2,319	2,784	5,103
PBEL	3,057	650	909	8,506	(5,708)	45.00%	(2,569)	4,201	1,632
Shufersal	34,198	60,060	37,450	34,381	22,427	33.56%	7,527	12,329	19,856

Joint ventures
Quality Invest (ii)	7	4,387	100	1,008	3,286	50.00%	1,643	22	1,665
Mehadrin	9,905	8,813	7,561	3,855	7,302	45.41%	3,317	218	3,535

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividends distributed to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase / (decrease) in cash and cash equivalents
	Year ended June 30, 2019 (i)
Associates
BHSA (iii)	17,006	1,698	1,698	250	7,940	(2,041)	(5,044)	(1,689)
PBEL	9	(182)	(223)	-	40	167	(214)	(7)
Shufersal	115,894	2,214	2,202	1,713	3,119	(8,067)	977	(3,971)

Joint ventures
Quality Invest (ii)	25	(816)	(816)	-	(87)	-	87	-
Mehadrin	12,125	542	573	-	470	(194)	(883)	(607)

	Year ended June 30, 2018 (i)
Associates
BHSA	12,300	2,054	2,054	200	2,602	(79)	(821)	1,702
PBEL	8	(552)	(548)	-	(76)	397	(345)	(24)
Shufersal	94,100	1,847	(118)	708	5,906	(7,587)	4,569	2,888

Joint ventures
Quality Invest (ii)	22	1,227	1,227	-	(138)	-	138	-
Mehadrin	11,277	534	541	-	615	40	(110)	545

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
(iii)
Information under BCRA Standards except for the book value of the interest in the associate, goodwill and others.
BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

As of June 30, 2019, BHSA has a remnant of 35.2 million Class C treasury shares of a par value of Ps. 1 received in 2009 as a result of certain financial transactions. The Annual Shareholders' Meeting decided to allocate 35.1 million of such shares to an employee compensation plan pursuant to Section 67 of Law 26,831. The remaining shares belong to third party holders of Stock Appreciation Rights, who have failed to produce the documentation required for redemption purposes. As of June 30, 2019, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.91%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group estimated that the value in use of its investment in BHSA as of June 30, 2019 and 2018 amounted to Ps. 3,863, Ps. 4,150, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:

-
The Group considered 7 years as the horizon for the projection of BHSA cash flows.
-
The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.
-
The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-
The discount rate used to discount actual dividend flows was 14.37% in 2019 and 14.01% in 2018.
-
The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of Ps. 352 for 2019 and of Ps. 368 for 2018.

Puerto Retiro (joint venture):

At present, this 8.3 hectare plot of land, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

                Puerto Retiro was involved in a judicial bankrupcy action brought by the National Government. The current Board of Directors would not be held personally liable with regard to this action. Management and legal counsel of the Company believe that there are sufficient legal and technical arguments to consider that the petition for extension of the bankruptcy case will be dismissed by the court. However, in view of the current status of the action, its result cannot be predicted.

Moreover, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code of Argentina. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign to the bidding / privatization carried out for the sale of Tandanor shares. On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the president of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (“decomiso”) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court`s judgement were read on November 11, 2018. From that moment, all the parties were able to present the appeals. Given this fact, an extraordinary appeal was filed, which was rejected, and as a result, a complaint was filed for a rejected appeal, which was granted. Consequently, the appeal is under study in the Argentine Supreme Court of Justice.

In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (“prohibición de innovar”) and not to contract with respect to the property disputed in the civil action. As a result of this complaint, the Federal Oral Court No. 5 formed an incident and ordered and executed the closure of the property where the lease agreements were being executed (a heliport and a mooring), in order to enforce compliance with the measure before mentioned. As a result of this circumstance, it was learned that the proceedings were turned over to the Criminal Chamber for the allocation of the court to investigate the possible commission of a crime of disobedience. As of the date of issuance of these financial statements there has been no news about the progress of this cause

Faced with the evolution of the legal cases that affect it and based on the reports of its legal advisors, Puerto Retiro Management has decided to register an allowance equivalent to 100% of the book value of its investment property, without prejudice to reverse it when a favorable ruling is obtained in the interposed actions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2019 and 2018 were as follows:

	06.30.19		06.30.18
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	26,669	227,786	18,537	184,858
Currency translation adjustment	41	(2,099)	198	34,352
Additions	3,614	4,510	2,281	3,483
Additions of capitalized leasing costs	8	3	11	25
Depreciation of capitalized leasing costs (i)	(6)	(3)	(5)	(2)
Transfers	594	794	1,207	1,775
Disposals	(1,485)	(2,572)	(227)	(630)
Balance incorporated by business combination	-	-	185	-
Deconsolidation (see Note 4.(t))	-	-	-	(7,229)
Capitalized finance costs	152	11	37	97
Net gain / (loss) from fair value adjustment	2,189	(25,803)	4,445	11,057
Fair value at the end of the year	31,776	202,627	26,669	227,786

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 26)

The following is the balance by type of investment property of the Group as of June 30, 2019 and 2018:

	06.30.19	06.30.18
Leased out farmland	1,842	1,216
Rental properties	200,912	219,814
Undeveloped parcels of land	23,588	19,615
Properties under development	8,061	13,810
Total	234,403	254,455

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. Book amount of those properties amounts to Ps. 10,852 and Ps. 41,193 as June 30, 2019 and 2018, respectively.

The following amounts have been recognized in the Statements of Income:

	06.30.19	06.30.18	06.30.17
Rental and services income	21,343	19,499	19,863
Direct operating expenses	5,867	(5,387)	(6,236)
Development expenses	61	(2,943)	(3,154)
Net realized gain from fair value adjustment of investment property	575	369	258
Net unrealized (loss) / gain from fair value adjustment of investment property	(24,193)	16,480	(3,126)

See Note 5 (liquidity schedule) for detail of contractual commitments related to investment properties.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Valuation techniques used for the estimation of fair value of the investment property

Agricultural business

For all leases of agricultural land with a total valuation of Ps. 1,842 and Ps. 1,216 for fiscal years ended on June 30, 2019 and 2018, respectively, the valuation was determined using comparable values. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare.

Urban properties and investments business

Argentina operations center

The Group has defined valuation techniques according to the characteristics of each property and the type of market in which these assets are located, in order to maximize the use of observable information available for the determination of fair value.

For the Shopping Malls there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, being a business denominated in pesos, are highly related to the fluctuation of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of GDP growth, the evolution of inflation, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

●
Future cash flow projected income based on the current locations, type and quality of the properties, backed by the lease agreements that the Company has signed with its tenants. The Company's revenues are equal to the higher of: i) a Minimum Insured Fixed Value (“VMA”) and ii) a percentage of the tenant's sales in each Shopping Mall. Accordingly, estimates of the evolution of the Gross Domestic Product (“GDP) and the Inflation of the Argentine economy, as provided as an external consultant were used to estimate the evolution of tenant sales, which have a high correlation with these macroeconomic variables. These macroeconomic projections were contrasted with the projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Cooperation and Development (“OECD”) and with the Survey of Macroeconomic Expectations (“REM”), which consists of a Survey prepared by the Central Bank of Argentina aimed to local and foreign specialized analysts in order to allow a systematic follow-up of the main short and medium term macroeconomic forecasts on the evolution of the Argentine economy.
●
The income from all Shopping Malls was considered to grow with the same elasticity in relation to the evolution of the GDP and the projected inflation. The specific characteristics and risks of each Shopping Mall are captured through the use of the historical average EBITDA Margin of each of them.
●
Cash flows from future investments, expansions or improvements in Shopping Mall were not contemplated.
●
Terminal value: a perpetuity calculated from the cash flow of the last year of useful life was considered.
●
The cash flow for concessions was projected until the termination date of the concession stipulated in the current contract.
●
Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future ARS / US$ exchange rate curve provided by an external consultant, which are contrasted to assess their reasonableness with those of the IMF, OECD, REM and the On-shore Exchange Rate Futures Market (ROFEX). Finally, dollarized cash flows were discounted with a long-term dollar rate, the weighted average capital cost rate (“WACC”), for each valuation date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
The estimation of the WACC discount rate was determined according to the following components:

a)
United State Governments Bonds risk-free rate;
b)
Industry beta, considering comparable companies from the US, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;
c)
Argentine country risk considering the EMBI + Index; and
d)
Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA CP, based on its representativeness and market share represents the most important entity in the sector, we have taken its indicators to determine the discount rate.

For offices, other rental properties and plot of lands, the valuation was determined using transactions of comparable market assets, since the market for offices and land banks in Argentina is liquid and has market transactions that can be taken as reference. These values are adjusted to the differences in key attributes such as location, property size and quality of interior fittings. The most significant input to the comparable market approach is the price per square meter that derives from the supply and demand in force in the market at each valuation date.

In certain situations it is complex to determine reliably the fair value of developing properties. In order to assess whether the fair value of a developing property can be determined reliably, management considers the following factors, among others:

● The provisions of the construction contract.
● The stage of completion.
● Whether the project / property is standard (typical for the market) or non-standard.
● The level of reliability of cash inflows after completion.
● The specific development risk of the property.
● Previous experience with similar constructions.
● Status of construction permits.

Israel operations center

Valuations were performed using the DCF method. The discount rates used by appraisers in Israel are mainly in the range of 7% - 9% and are established taking into account the type of property, purpose, location, the level of rent compared to the market price and quality of the tenants.

When determining the value of office buildings, buildings aimed at to the technology sector and commercial spaces (mainly located in the city center and in high-tech office parks with high-quality tenants), the discount rates mainly used are between 7% to 9%, while for workshop, storage and industry buildings (mainly located in peripheral areas of the city) they are valuated using a discount rate between 7.75% -9%.

There were no changes to the valuation techniques during the fiscal years ended June 30, 2019 and 2018.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

			Sensitivity (i)
			06.30.19		06.30.19
Valuation technique	Parameters	Range fiscal year 2019 / (2018)	Increase	Decrease	Increase	Decrease
Discounted cash flows	Discount rate	7.00% to 9.00% /	(2,670)	3,046
		(7.00% to 9.00% )			(2,421)	2,900
	Weighted average rental value per square meter (m2) per month, in NIS	NIS 67 / (NIS 63)/	4,697	(4,697)

					4,725	(4,725)
Discounted cash flows	Discount rate	7.00% to 9.00% ''/	(1,351)	1,544
		(7.00% to 9.00%)''			(2,057)	2,267
	Weighted average rental value per square meter (m2) per month, in NIS	NIS 90 / (NIS 87)	2,132	(2,132)

					2,551	(2551)
Discounted cash flows	Discount rate	7.75% to 9.00%' /	(502)	570
		(7.75% to 9.00%)'			(742)	837
	Weighted average rental value per square meter (m2) per month, in NIS	NIS 32 / (NIS 31)	1,211	(1,211)	1,549	(1549)
Discounted cash flows	Discount rate	6.25% / (6.25%)	(1,526)	1,616	(1,886)	1,974
	Weighted average rental value per square meter (m2) per month, in US$	US$ 78 / (US$ 73)	3,339	(3,339)

					4,129	(4,129)
Discounted cash flows	Discount rate	8.50% / (8.50%)	(327)	345	(208)	219
	Weighted average rental value per square meter (m2) per month, in US$	US$ 27 / (US$ 33)	410	(410)

					468	(468)
Discounted cash flows	Discount rate	12.10% / (9.79%)	(3,266)	4,073	(7,850)	10,573
	Growth rate	3% / (3%)	1,536	(1,232)	4,829	(3,589)
	Inflation	(*)	2,860	(2,618)	6,277	(5,667)
	Devaluation	(*)	(3,035)	4,364	(10,196)	15,294
Comparable with incidence adjustment	Value per square meter (m2)	Ps. 13.033 / (Ps. 14.312)	935	(935)
					100	(100)
	% of incidence	30% / (30%)	3,119	(3,119)	3,368	(3,368)
Estimated fair value of the investment property after completing the construction	Weighted average construction cost per square meter (m2) in NIS	5.787 NIS/m2 /
		(5.787 NIS/m2)
	Annual weighted average discount rate	7.00% to 9.00% /	(642)	642
		(7.00% to 9.00%)			(586)	586

(*)
For the next 5 years, an average AR$ / US$ exchange rate with an upward trend was considered, starting at Ps. 38.05 (corresponding to the year ended June 30, 2019) and arriving at Ps. 72.16 (for 2018 starting at Ps. 19.51 and arriving at Ps 49.05). In the long term, a nominal devaluation rate of 5.7% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 55.5% (corresponding to the year ended June 30, 2019) and stabilizes at 8% after 5 years. (25% for 2018) These assumptions were determined at the closing date of the fiscal year.

(i)
Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation, 10% for the devaluation, 50 points for the discount rate of Israel and USA, and 1% for the value of the m2.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2018 and 2017 were as follows:

	Owner occupied farmland (i)	Bearer plant (v)	Buildings and facilities	Machinery and equipment	Communication networks	Others (ii)	Total
Balance as of June 30, 2017	10,106	436	34,468	7,013	12,413	2,916	67,352
Costs	11,245	523	40,717	10,078	54,220	5,128	121,911
Accumulated depreciation	(1,139)	(87)	(6,249)	(3,065)	(41,807)	(2,212)	(54,559)
Net book amount at June 30, 2017	10,106	436	34,468	7,013	12,413	2,916	67,352

Currency translation adjustment	1,648	107	7,917	2,427	3,200	977	16,276
Additions	395	387	2,032	1,749	1,741	1,727	8,031
Transfers	(157)	-	(2,721)	-	-	-	(2,878)
Disposals	(565)	(2)	(124)	(45)	(86)	(23)	(845)
Impairments / Recoveries	(37)	-	(123)	-	-	-	(160)
Depreciation charge (iii)	(213)	(112)	(1,724)	(1,276)	(2,307)	(1,129)	(6,761)
Deconsolidation	-	-	(36,459)	(9,510)	-	(508)	(46,477)
Assets incorporated by business combination (iv)	1,556	-	162	176	-	2	1,896
Balance as of June 30, 2018	12,733	816	3,428	534	14,961	3,962	36,434

Costs	14,018	1,015	8,179	1,625	61,088	7,640	93,565
Accumulated depreciation	(1,285)	(199)	(4,751)	(1,091)	(46,127)	(3,678)	(57,131)
Net book amount at June 30, 2018	12,733	816	3,428	534	14,961	3,962	36,434

Currency translation adjustment	(382)	(38)	63	67	(385)	(254)	(929)
Additions	555	407	384	103	3,218	1,646	6,313
Transfers	456	-	665	13	-	-	1,134
Disposals	(305)	-	(1)	(2)	(30)	(17)	(355)
Depreciation charge (iii)	(160)	(206)	(357)	(98)	(2,653)	(1,266)	(4,740)
Balance as of June 30, 2019	12,897	979	4,182	617	15,111	4,071	37,857

Costs	14,342	1,384	9,290	1,806	63,891	9,015	99,728
Accumulated depreciation	(1,445)	(405)	(5,108)	(1,189)	(48,780)	(4,944)	(61,871)
Net book amount at June 30, 2019	12,897	979	4,182	617	15,111	4,071	37,857

(i) On January 9, 2017, the INRA released a report declaring that Las Londras farm (4565 ha.), with a book value of Ps. 540 as of June 30, 2019, is within the area of the “Guarayos Forestry Reserve” and establishes that the property of Agropecuaria Acres del Sud S.A. should be reduced to 50 hectares, while the remaining acreage would be reverted upon as a fiscal land once the process is concluded. It should be noted that the report is preliminary and is subject to appeal by the interested parties. The Company exercising its rights presented an administrative filing and within the associations of producers that the company is part of. Recently a census was ordered in the affected area, but no definitive resolution was issued to delimit the reservation. At the same time, a claim was made to our sellers to respond for eviction by virtue of the declarations and guarantees granted at the time of the sale of the property.
(ii) Includes furniture and fixtures and vehicles.
(iii) Amortization charge was recognized in the amount of Ps. 3,940 and Ps. 3,339 under "Costs", in the amount of Ps. 286 and Ps. 207 under "General and administrative expenses" and Ps. 80 and Ps. 57 under "Selling expenses" as of June 30, 2019 and 2018, respectively in the Statements of Income (Note 26) and Ps. 408 and Ps.350 were capitalized as part of biological assets’ cost. In addition, a charge of Ps. 1,539 and Ps. 96 was recognized under "Discontinued operations" as of June 30, 2017 and 2018, respectively.
(iv) See Note 4. Includes other non-significant business combinations.
(v) Corresponds to the plantation of sugarcane with a useful life of more than one year.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2019 and 2018 were as follows:

	Completed properties	Properties under development (i)	Undeveloped properties	Total
As of June 30, 2017	1,642	8,454	2,260	12,356
Additions	25	2,961	409	3,395
Currency translation adjustment	916	1,644	478	3,038
Transfers	2,545	(2,729)	(187)	(371)
Capitalized finance costs	-	17	-	17
Disposals	(1,038)	(1,864)	(80)	(2,982)
As of June 30, 2018	4,090	8,483	2,880	15,453
IFRS 15 adjustment	(1,090)	(4,735)	-	(5,825)
Additions	-	2,521	43	2,564
Currency translation adjustment	(443)	(349)	(152)	(944)
Transfers	2,428	(1,961)	(430)	37
Impairment	-	-	(32)	(32)
Capitalized finance costs	-	12	-	12
Disposals	(3,106)	(2,297)	-	(5,403)
As of June 30, 2019	1,879	1,674	2,309	5,862

	06.30.19	06.30.18
Non-current	5,496	10,356
Current	366	5,097
Total	5,862	15,453

(i)
Includes Zetol and Vista al Muelle plots of land, which have been mortgaged to secure Group's borrowings. The net book value amounted to Ps. 407 and Ps. 407 as of June 30, 2019 and 2018, respectively. Additionally, the Group has contractual obligations not provisioned related to these plot of lands committed when certain properties were acquired or real estate projects were approved, and amount to Ps. 432 and Ps. 578, respectively. Both projects are expected to be completed in 2029.

12.
Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2019 and 2018 were as follows:

	Goodwill business	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total
Balance as of June 30, 2017	5,730	7,962	1,595	5,160	2,634	2,271	25,352
Costs	5,730	8,127	2,018	9,558	8,172	3,838	37,443
Accumulated depreciation	-	(165)	(423)	(4,398)	(5,538)	(1,567)	(12,091)
Net book amount at June 30, 2017	5,730	7,962	1,595	5,160	2,634	2,271	25,352

Assets incorporated by business combination (i)	1,819	-	-	-	-	26	1,845
Currency translation adjustment	1,627	2,349	386	815	734	275	6,186
Transfers to trading properties	-	-	-	-	2	(28)	(26)
Deconsolidation (Note 4.(p))	(4,207)	(5,445)	-	(709)	(798)	(177)	(11,336)
Additions	2	-	-	5	1,006	160	1,173
Depreciation charge (i)	-	(79)	(151)	(1,691)	(960)	(725)	(3,606)
Balance as of June 30, 2018	4,971	4,787	1,830	3,580	2,618	1,802	19,588

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Goodwill business	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total
Costs	4,971	5,083	6,800	10,774	4,894	4,725	37,247
Accumulated depreciation	-	(296)	(4,970)	(7,194)	(2,276)	(2,923)	(17,659)
Net book amount at June 30, 2018	4,971	4,787	1,830	3,580	2,618	1,802	19,588

Assets incorporated by business combination	-	-	-	-	22	-	22
Impairment	(129)	-	-	-	-	-	(129)
Currency translation adjustment	(132)	(140)	(68)	(218)	(61)	37	(582)
Transfers to trading properties	-	-	-	-	2	(2)	-
Additions	-	-	-	11	1,071	1,532	2,614
Disposals	-	-	-	-	(43)	-	(43)
Depreciation charge (i)	-	(87)	(151)	(1,168)	(913)	(947)	(3,266)
Balance as of June 30, 2019	4,710	4,560	1,611	2,205	2,696	2,422	18,204

Costs	4,710	4,943	6,732	10,567	5,885	6,292	39,129
Accumulated depreciation	-	(383)	(5,121)	(8,362)	(3,189)	(3,870)	(20,925)
Net book amount at June 30, 2019	4,710	4,560	1,611	2,205	2,696	2,422	18,204

(i) Amortization charge was recognized in the amount of Ps. 736 and Ps. 776 under "Costs", in the amount of Ps. 1,585 and Ps. 880 under "General and administrative expenses" and Ps. 1,566 and Ps. 1,578 under "Selling expenses" as of June 30, 2019 and 2018, respectively in the Statements of Income (Note 26). In addition, a charge of Ps.370 was recognized under "Discontinued operations" as of June 30, 2018.

The goodwill assigned to real estate in Israel amounts to NIS 113 (Ps. 1,352 at the exchange rate at the end of the financial year 2019), that assigned to telecommunications amounts to NIS 268 (Ps. 3,195 at the exchange rate at the end of the financial year 2019) and the one assigned to supermarkets amounted to NIS 192. The rest is goodwill that is allocated to the real estate segment of Argentina.

Goodwill impairment test

The Group performs an annual impairment test of the goodwill. For fiscal year 2018, the recoverable value obtained for said test corresponding to the CGUs where the goodwill is assigned (Israel's Telecommunications and Real Estate) was calculated based on the fair value (market value) minus the costs of sale.

For the fiscal year 2019, based on the significant decrease in the market value of Cellcom and its results in the last financial year, caused by the greater competition in the cell phone market in Israel as a result of the entry of new competitors, the Group calculated the recoverable value at the end of the year of the telecommunications CGU based on the value in use of the assets. This test resulted in the goodwill attributable to Cellcom for an amount of Ps. 3,197 (NIS 268) being recoverable.

The value in use as of June 30, 2019 was determined by an independent appraiser and was estimated at Ps. 58,886 (NIS 4,936).

The cash flow was calculated based on the budgets approved by management covering a period of 5 years. Subsequent cash flows were estimated based on the long-term growth rate. The main data and assumptions used in the calculation of the value in use were the following:

06.30.19
Net value of the CGU net of taxes	NIS 294
Value of the net operating assets of the telecommunications CGU of Israel (including brands and excluding goodwill)	NIS 3,668
Value of goodwill of the CGU	NIS 268
Annual discount rate after tax	8.5%
Long-term growth rate	1.5%
Long-term market share	25%
ARPU (average monthly income per user) during the representative term (excludes income from international hosting and roaming)	NIS 55.50

The recoverable amount of the CGU would be equal to the book value in the scenarios in which the relevant variables are the following, in the event that the rest of the variables remain constant:

Annual net discount rate after taxes	9.20%
ARPU (average monthly income per user) during the representative term (excludes income from international hosting and roaming)	NIS 53

For fiscal year 2019, the recoverable value for the real estate CGU was calculated based on the fair value (contribution value) minus selling costs.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the years ended June 30, 2019 and 2018 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Dairy cattle	Other cattle	Others	Total
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 2	Level 1
Balance as of June 30, 2017	86	488	353	1,419	81	30	26	2,483

Non-current (Production)	-	-	-	1,223	81	28	26	1,358
Current (Consumable)	86	488	353	196	-	2	-	1,125
Balance as of June 30, 2017	86	488	353	1,419	81	30	26	2,483

Purchases	-	-	-	160	-	112	-	272
Changes by transformation	(86)	86	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	(110)	1,070	437	(168)	(84)	(23)	-	1,122
Decrease due to harvest	-	(3,929)	(1,549)	-	-	-	-	(5,478)
Sales	-	-	-	(515)	(78)	(4)	(2)	(599)
Consumptions	-	-	-	(3)	-	(39)	(6)	(48)
Costs for the year	199	2,654	1,367	557	81	11	5	4,874
Foreign exchange gain	3	42	93	64	-	-	-	202
Balance as of June 30, 2018	92	411	701	1,514	-	87	23	2,828

Non-current (Production)	-	-	-	1,360	-	25	23	1,408
Current (Consumable)	92	411	701	154	-	62	-	1,420
Balance as of June 30, 2018	92	411	701	1,514	-	87	23	2,828

Purchases	-	-	-	94	-	235	-	329
Changes by transformation	(92)	92	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	1,144	386	(7)	-	78	-	1,601
Decrease due to harvest	-	(5,134)	(1,704)	-	-	-	-	(6,838)
Sales	-	-	-	(495)	-	(2)	-	(497)
Consumptions	-	-	-	(4)	-	(269)	(3)	(276)
Costs for the period / year	98	4,718	1,401	582	-	12	4	6,815
Foreign exchange gain	-	1	(19)	(26)	-	-	-	(44)
Balance as of June 30, 2019	98	1,232	765	1,658	-	141	24	3,918

Non-current (Production)	-	-	-	1,220	-	19	24	1,263
Current (Consumable)	98	1,232	765	438	-	122	-	2,655
Balance as of June 30, 2019	98	1,232	765	1,658	-	141	24	3,918

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 71 and Ps. (429) for the fiscal years ended June 30, 2019 and 2018, respectively. For the fiscal years ended June 30, 2018 and 2017, amounts of Ps. (65) and Ps. (305), was attributable to price changes, and amounts of Ps. 136 and Ps. (124), was attributable to physical changes generated by production result, respectively.

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

During years ended June 30, 2019 and 2018, there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 6,850 and Ps. 5,479 for the years ended June 30, 2019 and 2018, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

When no quoted prices are available in an active market, the Group uses a range of valuation models. The following table presents main parameters:

				Sensitivity (i)
				06.30.19		06.30.18
Description	Valuation technique	Parameters	Range fiscal year 2019	Increase	Decrease	Increase	Decrease
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category
Sown land-crops (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices	Argentina
			Yields: 0.81 - 11.24 tn./ha.	124	(124)	52	(52)
			Future of sale prices: 6,877 - 11,269 Ps./tn.	167	(167)	70	(70)
			Operating cost: 991 - 19,547 Ps./ha.	(69)	69	(31)	31
			Bolivia:	-	-	-	-
			Yields: 5.00 tn./ha	6	(6)	-	-
			Future of sale prices: 160 US$/tn.	13	(13)	-	-
			Operating cost: 56 US$/ha	(7)	7	-	-
			Brazil:
			Yields: N/A.	-	-	2	-2
			Future of sale prices: N/A.	-	-	2	-2
Sugarcane fields (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices - Discount rate	Brazil:
			Yields: 75.54 tn./ha.	123	(123)	126	(126)
			Future of sale prices: 89.03 Rs./tn.	179	(179)	185	(185)
			Operating cost: 55.60 Rs./tn.	(139)	139	(143)	143
			Bolivia:
			Future of sale prices: 22.56 US$/tn.	(2)	2	2	(2)
			Operating cost: 138 - 626 US$/ha.	2	(2)	(2)	2

(i) Sensitivities for the biological assets measured at Level 3 have been modeled considering a 10% change in the indicated variable, all else being equal.

As of June 30, 2019 and 2018, the better and maximum use of biological assets shall not significantly differ from the current use.

14.
Inventories

Breakdown of Group’s inventories as of June 30, 2019 and 2018 are as follows:

	06.30.19	06.30.18
Crops	2,049	1,778
Materials and supplies	998	571
Seeds and fodders	210	241
Sugarcane	-	2
Beef	104	101
Agricultural inventories	3,361	2,693
Good for resale and supplies	2	-
Telephones and others communication equipment	1,098	921
Others	19	59
Total inventories	4,480	3,673

As of June 30, 2019 and 2018 the cost of inventories recognized as expense amounted to Ps. 9,890 and Ps. 7,897, respectively and have been included in “Costs” in the Statements of Income.

15.
Financial instruments by category

The following note presents the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade receivables, trade payables in-kind and tax receivables and payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company can refer to at the date of valuation.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Financial assets and financial liabilities as of June 30, 2019 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	34,523	-	-	-	34,523	9,478	44,001
Investment in financial assets:
- Equity securities in public companies	-	956	138	-	1,094	-	1,094
- Equity securities in private companies	-	-	-	1,826	1,826	-	1,826
- Deposits	3,709	36	-	-	3,745	-	3,745
- Bonds	-	15,694	1,062	676	17,432	-	17,432
- Mutual funds	-	7,199	-	-	7,199	-	7,199
- Others	-	2,386	436	350	3,172	-	3,172
Derivative financial instruments:
- Crops futures contracts	-	9	-	-	9	-	9
- Swaps	-	-	11	-	11	-	11
- Warrants	-	-	-	95	95	-	95
- Crops options contracts	-	32	-	-	32	-	32
- Foreign-currency options contracts	-	30	-	-	30	-	30
- Foreign-currency future contracts	-	2	29	-	31	-	31
- Others	-	-	12	-	12	-	12
Restricted assets (ii)	7,562	-	-	-	7,562	-	7,562
Financial assets held for sale
- Clal	-	15,839	-	-	15,839	-	15,839
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	7,096	-	-	-	7,096	-	7,096
- Short-term bank in deposits	-	-	-	-	-	-	-
- Mutual funds	-	-	-	-	-	-	-
- Short-term investments	52,387	3,001	-	-	55,388	-	55,388
Total assets	105,277	45,184	1,688	2,947	155,096	9,478	164,574

		Financial liabilities at fair value
	Financial liabilities at amortized cost	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 19)	18,502	-	-	-	18,502	6,077	24,579
Borrowings (excluding finance lease liabilities) (Note 21)	334,049	-	-	-	334,049	-	334,049
Finance lease obligations (Note 21)	256	-	-	-	256	-	256
Derivative financial instruments:
- Crops futures contracts	-	72	-	-	72	-	72
- Forward contracts	-	-	-	-	-	-	-
- Foreign-currency contracts	-	25	-	-	25	-	25
- Crops options contracts	-	62	-	-	62	-	62
- Foreign-currency options contracts	-	-	-	-	-	-	-
- Swaps	-	-	134	-	134	-	134
- Others	-	-	872	48	920	-	920
Total liabilities	352,807	159	1,006	48	354,020	6,077	360,097

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2018 were as follows

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	32,831	-	-	-	32,831	9,450	42,281
Investment in financial assets:
- Equity securities in public companies	-	1,282	-	210	1,492	-	1,492
- Equity securities in private companies	-	-	-	1,817	1,817	-	1,817
- Deposits	2,172	50	-	-	2,222	-	2,222
- Bonds	17	21,675	786	-	22,478	-	22,478
- Mutual funds	-	10,752	-	-	10,752	-	10,752
- Others	-	2,555	-	1,234	3,789	-	3,789
Derivative financial instruments:
- Crops futures contracts	-	89	-	-	89	-	89
- Swaps	-	-	-	-	-	-	-
- Crops options contracts	-	47	-	-	47	-	47
- Foreign-currency options contracts	-	17	-	-	17	-	17
- Foreign-currency future contracts	-	-	110	-	110	-	110
- Others	-	-	25	-	25	-	25
Restricted assets (ii)	9,997	-	-	-	9,997	-	9,997
Financial assets held for sale
- Clal	-	19,064	-	-	19,064	-	19,064
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	10,632	-	-	-	10,632	-	10,632
- Short-term bank in deposits	545	-	-	-	545	-	545
- Mutual funds	-	549	-	-	549	-	549
- Short-term investments	44,080	4,323	-	-	48,403	-	48,403
Total assets	100,274	60,403	921	3,261	164,859	9,450	174,309

		Financial liabilities at fair value
	Financial liabilities at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables (Note 19)	26,613	-	-	-	26,613	7,180	33,793
Borrowings (excluding finance lease liabilities) (Note 21)	341,288	-	-	-	341,288	-	341,288
Finance lease obligations (Note 21)	264	-	-	-	264	-	264
Derivative financial instruments:
- Crops futures contracts	-	90	-	-	90	-	90
- Forward contracts	-	-	184	-	184	-	184
- Foreign-currency contracts	-	70	12	-	82	-	82
- Crops options contracts	-	42	-	-	42	-	42
- Foreign-currency options contracts	-	28	-	-	28	-	28
- Swaps	-	2	73	-	75	-	75
- Others	-	13	-	36	49	-	49
Total liabilities	368,165	245	269	36	368,715	7,180	375,895

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

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.19			06.30.18
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	36,211	(1,688)	34,523	34,385	(1,554)	32,831
Financial liabilities
Trade and other payables	20,190	(1,688)	18,502	28,167	(1,554)	26,613

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2019
Interest income	874	-	874
Interest income from operating assets	699	-	699
Interest expenses	(17,012)	-	(17,012)
Foreign exchange gains, net	1,842	-	1,842
Dividends income	68	-	68
Fair value gain financial assets at fair value through profit or loss	-	1,900	1,900
Gin from repurchase of NCN	52	-	52
Gain from derivative financial instruments (commodities)	-	312	312
Gain from derivative financial instruments (except commodities)	-	334	334
Other financial income	486	-	486
Other financial costs	(679)	-	(679)
Net result	(13,670)	2,546	(11,124)

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2018
Interest income	1,047	-	1,047
Interest income from operating assets	162	-	162
Interest expenses	(14,507)	-	(14,507)
Foreign exchange loss, net	(13,704)	-	(13,704)
Dividends income	146	-	146
Fair value loss financial assets at fair value through profit or loss	-	(1,226)	(1,226)
Loss on debt swap	(4,134)	-	(4,134)
Loss from derivative financial instruments (except commodities)	-	(520)	(520)
Loss from repurchase of NCN	-	(3)	(3)
Gain from derivative financial instruments (commodities)	-	39	39
Other financial results	(754)	-	(754)
Net result	(31,744)	(1,710)	(33,454)

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2017
Interest income	1,142	-	1,142
Interest income from operating assets	530	-	530
Interest expenses	(13,736)	-	(13,736)
Foreign exchange gains, net	3,540	-	3,540
Dividends income	152	-	152
Fair value gain in financial assets at fair value through profit or loss	-	5,358	5,358
Loss from repurchase of NCN	-	(6)	(6)
Gain from derivative financial instruments (except commodities)	-	336	336
Gain from derivative financial instruments (commodities)	-	270	270
Other financial results	(1,102)	-	(1,102)
Net result	(9,474)	5,958	(3,516)

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

On December 30, 2014, the Commissioner sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Trustee’s continuity in office, among other aspects. Refer to Note 4 and Note 38 of these financial statements for the sale of Clal shares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents the changes in Level 3 financial instruments as of June 30, 2019 and 2018:

	Investments in financial assets - Public companies' securities	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	Investments in financial assets - Others	Loans - non-recourse loan	Total
Balance as of June 30, 2017	128	(16)	1,500	-	-	1,612
Additions and acquisitions	-	-	53	818	-	871
Transfer to level 1 (ii)	-	-	(156)	-	-	(156)
Currency translation adjustment	-	(20)	761	122	-	863
Deconsolidation (Note 4.(p))	-	-	(196)	-	-	(196)
Write off	(105)	-	-	-	-	(105)
Gains and losses recognized in the year (i)	187	-	(145)	294	-	336
Balance as of June 30, 2018	210	(36)	1,817	1,234	-	3,225
Additions and acquisitions	-	-	120	-	-	120
Transfers between levels	(138)	-	107	-	72	41
Currency translation adjustment	(8)	-	(45)	(13)	13	(53)
Gains and losses recognized in the year (i)	(36)	(12)	(173)	(223)	10	(434)
Balance as of June 30, 2019	28	(48)	1,826	998	95	2,899

(i)
Included within “Financial results, net” in the Statements of income.
(ii)
The Group transferred a financial asset measured at fair value from level 3 to level 1, because it began trading in the stock exchange.

                During the fiscal year ended June 30, 2019, preferred shares of Condor were transferred form level 3 to level 2 as result of the merger agreement described in Note 36. During the fiscal year ended June 30, 2018, shares of private companies were transferred from level 3 to level 1 when they began trading. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

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

As of June 30, 2019, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other receivables

Group’s trade and other receivables as of June 30, 2019 and 2018 were as follows:

	06.30.19	06.30.18
Trade, leases and services receivable	29,942	26,352
Less: allowance for doubtful accounts	(1,893)	(1,302)
Total trade receivables	28,049	25,050
Prepaid expenses	5,921	7,494
Guarantee deposits	2	255
Tax credits	1,142	1,263
Borrowings granted, deposits, and other balances	2,933	5,058
Others	4,061	1,859
Total other receivables	14,059	15,929
Total trade and other receivables	42,108	40,979

Non-current	15,204	14,202
Current	26,904	26,777
Total	42,108	40,979

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 33.

The fair value of current receivables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. The present value of receivables related to installment sales of communication devices, made by Cellcom, was calculated using a discount rate of 3.3%. The book value of other non-current receivables is, or approximates, its fair value as of the balance sheet date. Fair values are based on discounted cash flows (Level 3). ). The amount of Cellcom non-current trade receivables is Ps. 6,768 as of June 30, 2019.

Trade accounts receivables are generally presented in the Statements of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows

	06.30.19	06.30.18
Beginning of the year	1,302	618
Adjustment of previous years (IFRS 9)	136	-
Recoveries (i)	(65)	(59)
Used during the year	(330)	(470)
Additions (i)	564	555
Currency translation adjustment	453	897
Deconsolidation	-	(227)
Inflation adjustment	(167)	(12)
End of the year	1,893	1,302

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

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2019 and 2018 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Statement of Financial Position):

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Agricultural products	64	-	13	1,092	22	1,191	4.0%
Shopping leases and services	241	10	10	545	15	821	2.7%
Office leases and services	294	87	123	1,930	330	2,764	9.2%
Hotel leases and services	-	-	-	103	-	103	0.3%
Consumer financing	-	-	-	-	16	16	0.1%
Disposal of communication equipment	-	-	-	9,959	143	10,102	33.7%
Disposal of properties	60	10	10	4,816	18	4,914	16.4%
Telecommunication services	1,122	-	346	7,214	1,349	10,031	33.5%
Total as of 06.30.19	1,781	107	502	25,659	1,893	29,942	100%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Agricultural products	254	14	28	20	50	366	1.4%
Office leases and services	436	65	143	1,702	311	2,657	10.1%
Hotel leases and services	26	-	-	-	-	26	0.1%
Consumer financing	-	-	-	-	25	25	0.1%
Hotel operations	-	-	-	104	2	106	0.4%
Disposal of properties	15	2	39	1,531	-	1,587	6.0%
Telecommunication services	-	-	-	11,047	135	11,182	42.4%
Tourism activities	1,190	-	369	8,065	779	10,403	39.5%
Total as of 06.30.18	1,921	81	579	22,469	1,302	26,352	100%

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2019, 2018 and 2017.

grrgrag	Note	06.30.19	06.30.18	06.30.17
(Loss) / Profit for the year		(28,497)	19,185	3,622
Profit from discontinued operations		(480)	(20,377)	(8,835)
Adjustments for:
Income tax	22	1,830	(5,461)	1,833
Amortization and depreciation	26	7,605	6,842	7,839
(Gain) / Loss from disposal of property, plant and equipment		(2)	3	79
Net loss / (gain) from fair value adjustment of investment properties		23,618	(16,849)	2,868
Share-based compensation		44	62	177
Changes in the fair value of investments in financial assets		(293)	(839)	(18)
Disposal of investment properties and property, plant and equipment		(2)	-	-
Gain from disposal of intangible assets		(9)	-	-
Disposal of intangible assets from TGLT agreement		-	(2)	60
Gain from disposal of subsidiary and associates		(688)	(602)	(24)
Gain from disposal of trading properties		(447)	-	-
Impairment of other assets		222	-	-
Financial results, net		10,827	26,982	3,485
Provisions and allowances		1,044	1,655	528
Share of loss of associates and joint ventures		4,978	2,292	798
Loss from revaluation of receivables arising from the sale of farmland		-	(140)	(73)
Loss from repurchase of NCN		-	2	66
Changes in net realizable value of agricultural products after harvest		30	(521)	175
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(1,605)	(1,308)	(2,496)
Unrealized gain from derivative financial instruments		205	187	(38)
Other operating results		110	-	(6)
Gain from disposal of farmlands		(465)	(1,159)	(441)
Impairment of goodwill		129	-	-
Result from the revaluation of the participation held before the business combination		-	(65)	(52)
Granting Plan of actions		-	2	16

Changes in operating assets and liabilities:
Increase in inventories		(489)	(717)	(139)
Decrease in trading properties		974	885	1,136
Increase in restricted assets		(142)	-	-
(Increase) / Decrease in trade and other receivables		1,635	112	(2,622)
(Decrease) / Increase in trade and other payables		(2,570)	974	1,450
(Decrease) / Increase in salaries and social security liabilities		(11)	207	207
Decrease in provisions		(299)	(367)	(163)
Decrease in biological assets		884	1,100	2,324
Net variation in derivative financial instruments		110	(146)	201

Net cash generated by continuing operating activities before income tax paid		18,246	11,937	11,957
Net cash generated by discontinued operating activities before income tax paid		611	6,690	6,705
Net cash generated by operating activities before income tax paid		18,857	18,627	18,662

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows balances incorporated as result of business combination / deconsolidation or reclassification of assets and liabilities held for sale of subsidiaries:

	06.30.18	06.30.17
Investment properties	(6,817)	-
Property, plant and equipment	(43,405)	3,448
Intangible assets	(9,627)	38
Investments in associates and joint ventures	(568)	(149)
Deferred income tax	(188)	107
Trade and other receivables	(18,474)	1,190
Investment in financial assets	(4,428)	-
Derivative financial instruments	(36)	-
Inventories	(9,173)	-
Restricted assets	(142)	-
Financial assets held for sale	-	-
Trade and other payables	35,612	(1,847)
Salaries and social security liabilities	3,717	(298)
Borrowings	32,748	(1,329)
Provisions	672	4
Income tax and MPIT liabilities	11	2
Deferred income tax liabilities	4,350	-
Employee benefits	1,951	(95)
Net amount of non-cash assets incorporated / held for sale	(13,797)	1,071
Cash and cash equivalents	(8,641)	302
Non-controlling interest	11,402	81
Goodwill	115	(52)
Net amount of assets incorporated / held for sale	(10,921)	1,402
Interest held before acquisition	(734)	135
Seller financing	(59)	-
Foreign exchange losses	333	-
Fair value of interest held before business combination	(793)	-
Cash and cash equivalents incorporated / held for sale	-	(302)
Net (outflow) inflow of cash and cash equivalents / assets and liabilities held for sale	(12,174)	1,235

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2019, 2018 and 2017:

	06.30.19	06.30.18	06.30.17
Dividends not collected	(210)	(176)	(42)
Increase in investment properties through an increase in borrowings	164	-	-
Issuance of Negotiable Obligations through an early cancellation of Negotiable Obligations	2,347	-	-
Increase in participation in subsidiaries, associates and joint ventures due to currency translation differences	649	(2,928)	(2,181)
Increase in trade and other receivables through an increase in investments in associates and joint ventures	-	11	-
Increase in property, plant and equipment through a decrease in investment property	14	-	-
Increase in property, plant and equipment through an increase in trade and other payables	597	1,344	(248)
Decrease in associates and joint ventures through a decrease in loans	-	313	-
Registration of investment properties through a reduction of credits for sale and other credits	402	54	-
Increase in intangible assets through an increase in trade and other payables	-	-	(224)
Increase in properties for sale through an increase in borrowings	12	-	-
Increase in properties for sale through a decrease in investment properties	68	16	-
Purchase of non-controlling interest through reduction of credits for sale and other credits	733	-	-
Decrease in associates and joint ventures through an increase in trade and other receivable	838	-	-
Changes in non-controlling interest through a decrease in trade and other receivables	-	2,147	-
Dividends distribution to non-controlling shareholders not yet paid	(238)	2,379	129
Increase in property, plant and equipment through a business combination	-	(1,402)	-
Increase in property, plant and equipment through an increase of borrowings	4	14	-
Increase in trade and other receivables through an increase in borrowings	-	170	-
Decrease in investment in associates and joint ventures through dividends not yet collected	-	17	-
Increase in trade properties through an interest capitalization	-	17	-
Increase in investment properties through an interest capitalization	-	28	-
Decrease in investment in associates and joint ventures through an increase in assets held for sale	-	68	-
Increase in investment in associates and joint ventures through a decrease in investment in financial assets	-	6	-
Payment of dividends through an increase in trade and other payables	-	12	-
Transfer from property, plant and equipment to investment properties	-	(888)	-
Equity Incentive Plan granted	-	2	-
Increase in Investment Properties through an increase in Other reserves due to the difference between cost value and fair value	-	33	-
Increase in financial operations through a decrease in investments in associates and joint ventures	-	101	-
Increase of properties for sale through an increase in trade and other payables	-	96	-
Increase in trade properties through a decrease in trade and other receivables	-	48	-
Increase in investment properties through a decrease in trade and other receivables	-	549	-
Distribution of treasury shares	-	-	(14)
Increase in derivative financial instruments through a decrease in investments in financial assets	-	-	68
Increase of credits for sale and other credits for a decrease of property, plant and equipment	-	-	(238)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Shareholders’ Equity

Share capital and share premium

The Group's share capital is represented by ordinary shares with a nominal value of 1 peso per share and one vote each. No other activity has been recorded for the fiscal year ended June 30, 2019 in the capital accounts.

Inflation adjustment of share capital

The inflation adjustment related to share capital is allocated to an inflation adjustment reserve that forms part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company

Treasury shares

On May 22, 2018, the Board of Directors of Cresud has resolved to extend the amount for the acquisition of treasury shares and modify the acquisition limit, the price of the shares in pesos and the expected term for the acquisition, all this, for the purpose of contributing to the reduction of the gap between the implicit value of the Company, based on the value of the assets, and the value thereof, based on the price of its shares, with a view to contribute to Its strengthening in the market. Considering the latter, the Board of Directors of Cresud approved the repurchase of shares and established the terms and conditions for the acquisition of treasury shares, under the terms of Article 64 of Law No. 26,831 and the rules of the CNV, for up to a maximum amount of Ps. 900 and up to 10% of the share capital in the form of ordinary shares or ADS representing 10 shares each, up to a daily limit of up to 25% of the average volume of daily transactions experienced by the Company's shares, jointly in the listed markets, during the previous 90 business days, and at a price between a minimum of Ps. 1 per share and up to a maximum of Ps. 62.5 per share and between a minimum of US$ 1 for ADS and up to a maximum of US$ 25 for ADS. On July 27, 2018, the Group has completed the share repurchase program.

During the fiscal year ended June 30, 2018, the Company acquired 3,211,786 ordinary shares (VN Ps. 1 per share) in various transactions for a total of Ps. 138.79 and 1,433,874 ADS (representing 14,338,740 common shares) for a total of US$ 27.19 (equivalent to Ps. 624.20), completing the terms and conditions of the repurchase plan of treasury shares. At the date of issuance of these financial statements, a deadline for the disposal of the acquired shares has not been established.

On December 5, 2018, the Board of Directors of Cresud approved the repurchase of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares, under the terms of Article 64 of Law No. 26,831 and the CNV rules, for up to a maximum amount of Ps. 300 million and up to 10% of the share capital in the form of ordinary shares or American Depositary Shares (“ADS”) representative of 10 shares each, up to daily limit of up to 25% of the average volume of daily transactions that the Company's shares have experienced, jointly in the listed markets, during the previous 90 business days, and at a maximum price of up to US$ 15.50 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the exchange rate of the National Bank of at each period. Also, on March 1, 2019, the Board of Directors of Cresud approved the extension of the repurchase term for a period of 30 days in addition to the timely approved.

On March 13, 2019, the above mention plan was completed and the Company acquired the equivalent of 6,394,009 common shares representing 99.97% of the approved program and 1.27% of Cresud's share capital, which correspond to 1,095,009 ordinary shares for a total of Ps. 52 and 529,900 ADRs (representing 5,299,000 ordinary shares) for a total of US$ 6.5 (equivalent to Ps. 248).

On March 14, 2019, the Board of Directors of Cresud approved a new repurchase of shares by the Company and established the terms and conditions for the acquisition of treasury shares by the Company, under the terms of Article 64 of the Law No. 26,831 and the CNV rules, for up to a maximum amount of Ps. 300 million and up to 10% of the share capital in the form of ordinary shares or ADS, up to a daily limit of up to 25% of the average volume of transactions daily that have experienced the shares of the Company, jointly in the markets that it quotes, during the previous 90 business days, and to a maximum of up to US$ 15.50 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the exchange rate of the National Bank of at each period. The repurchase period was set in up to 90 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On June 26, 2019, the repurchase plan was completed, and the Company acquired the equivalent of 6,712,465 ordinary shares representing 99.96% of the approved program and 1.34% of Cresud's share capital which correspond to 3,824,035 ordinary shares for a total of Ps. 171 and 288,843 ADRs (representative of 2,888,430 ordinary shares) for a total of US$ 2.9 (equivalent to Ps. 129).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

For this reason, as of the transition date, figures have been modified and, hence, the special reserve as set forth by General Ruling CNV N° 609/12 has been increased to Ps. 3,625, which may only be reversed to be capitalized or to absorb potential negative balances under retained earnings.

Dividends

The Shareholders Meeting held on October 31, 2017, approved a distribution of dividends for Ps. 395, which were paid during the month of November 2017. During the year ended June 30, 2019 and 2017 there was no dividend distribution.

Distribution of treasury shares

In accordance with the resolutions Shareholders' Meeting held on October 29, 2018 and the provisions of the Board of Directors of Cresud on the same day, the distribution of treasury stock of the Company duly acquired by a company took place on November 12, 2018. The number of shares distributed was 20,656,215, which constitutes 0.043 shares per ordinary share and 0.43 per ADS, and a percentage of 4.12% of the capital of Ps. 502 and 4.29% of the net capital which exclude treasury shares of Ps. 481.

Retained earnings (Accumulated losses)

Retained earnings comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of the Shareholders' meeting, as long as they are not subject to legal restrictions. These earnings comprise prior years' earnings that were not distributed, the amounts transferred from other comprehensive income and prior years' adjustments, according to IFRS. The restated amount is derived from the difference between the equity at the beginning of the first period of application of IAS 29 and the restatement of assets, liabilities and the rest of the equity items. Subsequently, the amounts are restated into the measuring unit current at the end of the reporting year.

General Resolution No. 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company’s Shareholders have complied with these requirements.

Additional paid-in capital from treasury shares

Upon sale of the treasury shares, the difference between the net realizable value of the treasury shares sold and their acquisition cost shall be recorded, whether it is a gain or a loss, as part of owners’ contributions not yet capitalized to be called “Additional Paid-in Capital from Treasury Stock”.

19.
Trade and other payables

Group’s trade and other payables as of June 30, 2019 and 2018 were as follows:

	06.30.19	06.30.18
Trade	13,764	16,977
Construction obligations	931	2,295
Accrued invoices	1,193	2,105
Sales, rental and services payments received in advance	4,483	5,560
Total trade payables	20,371	26,937
Deferred incomes	-	58
Construction provisions	1,015	811
Dividends payable to non-controlling shareholders	398	191
Taxes payable	948	749
Management fees (Note 31)	-	2,102
Others	1,847	2,945
Total other payables	4,208	6,856
Total trade and other payables	24,579	33,793

Non-current	1,980	5,766
Current	22,599	28,027
Total	24,579	33,793

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation (iii)	Onerous contracts (iv)	Other provisions (v)	Total
June 30, 2017	1,694	112	288	442	1,162	3,698
Additions	498	3,703	17	9	-	4,227
Recoveries	(503)	-	(95)	(219)	70	(747)
Deconsolidation (see Note 4.(p))	(439)	-	-	(278)	-	(717)
Liabilities incorporated by business combination (Note 4)	391	-	47	46	253	737
Currency translation adjustment	19	-	-	-	-	19
Inflation adjustment	(20)	-	-	-	-	(20)
As of June 30, 2018	1,640	3,815	257	-	1,485	7,197
Additions	461	12	-	-	190	663
Recoveries	(73)	(5)	-	-	-	(78)
Share of loss of associates and joint ventures	-	2,612	-	-	-	2,612
Used during the period / year	(237)	-	(11)	-	-	(248)
Inflation adjustment	(74)	-	-	-	-	(74)
Currency translation adjustment	(19)	(374)	(7)	-	92	(308)
As of June 30, 2019	1,698	6,060	239	-	1,767	9,764

	06.30.19	06.30.18
Non-current	8,031	5,549
Current	1,733	1,648
Total	9,764	7,197

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
(v)
In November 2009, PBC’s Audit Committee and Board of Directors approved the agreement with Rock Real whereby the latter would look for and propose to PBC the acquisition of commercial properties outside Israel, in addition to assisting in the negotiations and management of such properties. In return, Rock Real would receive 12% of the net income generated by the acquired property. Pursuant to amendment 16 of the Israel Commercial Act 5759-1999, the agreement must be ratified by the Audit Committee before the third year after the effective date; otherwise, it expires. The agreement has not been ratified by the audit committee within such three-year term, so in January 2017 PBC issued a statement that hinted at the expiration of the agreement and informed that it would begin negotiations to reduce the debt that currently amounts to NIS 106. The parties have appointed an arbitrator that should render a decision on the dispute. The remaining corresponds to provisions related to investment properties.

Cresud

On February 23, 2016, a class action was filed against IRSA, the Company, some first-line managers and directors with the District Court of the USA for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of IRSA between November 3, 2014 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to IRSA’s investment in IDBD.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

On September 10, 2018, the New York Court issued an order granting the motion to dismiss the IRSA Case in its entirety.

On September 24, 2018, Plaintiff in the Cresud Case filed a document acknowledging that the Cresud Class Action complaint should be dismissed for the same reasons set forth in the Court’s September 10, 2018 order in the IRSA Case, subject to a right of appeal.

On October 9, 2018, the Plaintiff in the IRSA Case filed a notice of appeal to the United States Court of Appeals for the Second Circuit. On December 12, 2018, Plaintiff in the Cresud Case filed a notice of voluntary dismissal, with prejudice. On December 13, 2018, Plaintiff moved to dismiss the appeal of the IRSA Case in the Second Circuit upon agreement with IRSA and Cresud that the parties shall bear their own costs and fees in the litigation, including the appeal, and that no fees are due. Accordingly, the Second Circuit dismissed Plaintiff’s appeal on December 18, 2018.

The IRSA and Cresud case are fully resolved without any penalty for the Group.

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

DIC class action

On October 3, 2018 it was sent an action and a motion to approve that action as a class action (jointly – the "Motion"), which had been filed within the District Court of Tel Aviv Yafo (the "Court") against the Group; against Mr. Eduardo Elsztain, the controlling person of the Company (the "Controlling Person"), who serves as chairman of the Company's board of directors; against directors serving in the Group who have an interest in the Controlling Person; and against additional directors and officers serving in the Company (all jointly – the "Respondents"), in connection with the exit of the Company's share, on February 1, 2018, from the TA 90 and TA 125 indices, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date (the "Indices"), by an applicant alleging to have held the Group's shares prior to February 1, 2018.

In the Motion, the Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the group according to the damage caused them. The estimated amount is approximately NIS 17.6 million.

The Company believes that it acted lawfully and as required in all that pertains to the subject of the Motion, and accordingly, after having preliminarily reviewed the Group's Motion, believes that it is unfounded.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IDBD class action

On October 3, 2018, an action and a motion to approve a class action had been filed with the District Court in Tel Aviv Yafo (jointly – the "Motion"). The Motion has been filed, against IDBD, against Dolphin IL, against Mr. Eduardo Elsztain and against the Official Receiver, and in it, the Court was requested to hold that the Transaction was not in compliance with the provisions of the Centralization Law, to appoint a trustee over DIC's shares owned by the respondents and to order the payment of monetary damages to the public shareholders in DIC for the alleged preservation of the pyramidal structure in IDBD, at a scope of between NIS 58 and NIS 73.

The bulk of the Applicant's allegations is that the Group continues to be the Controlling Person in DIC (potentially and effectively) even after the completion of the sale of DIC shares to DIL as described in Note 4 in the Annual Financial Statements (the “transaction”) and that the controlling person of IDBD (in his capacity as chairman of the Board of Directors and controlling person of DIC as well) had a personal interest separate from the personal interest of the minority shareholders in DIC, in the manner of implementation of the Centralization Law's provisions, and that he and the Group breached the duty of good faith and the duty of decency toward DIC, and additionally the controlling person of IDBD breached his duty of trust and duty of care toward DIC, this being, allegedly, due to the fact that the decision regarding the preferred alternative for complying with the Centralization Law's Provisions was not brought before DIC's general meeting. The Applicant further alleges deprivation of the minority shareholders in DIC.

Having preliminarily reviewed the Motion, the Management believes that it is unfounded and that once the transaction is consummated , IDBD complies with the provisions of the Concentration Law.

21.
Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2019 and 2018 was as follows:

	Book value		Fair value
	06.30.19	06.30.18	06.30.19	06.30.18
Non-convertible notes	276,759	276,888	272,657	295,509
Bank loans and others	51,874	56,866	50,823	57,799
Bank overdrafts	1,001	1,744	1,001	1,745
Other borrowings (i)	4,671	6,054	6,462	7,897
Total borrowings (ii)	334,305	341,552	330,943	362,950

Non-current	278,062	291,640
Current	56,243	49,912
Total	334,305	341,552

(i) Includes financial leases for Ps. 256 and Ps. 264 as of June 30, 2019 and 2018.
(ii) Includes Ps. 275,422 and Ps. 281,298 as of June 30, 2019 and 2018, respectively, corresponding to the Operations Center in Israel.

As of June 30, 2019 and 2018, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of Ps. 13,875 and Ps. 53,208, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 9 and 10).

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 23.

The terms of the loans include standard covenants for this type of financial operations. As of the date of these financial statements, the Group has complied with the covenants contemplated in its respective loan agreements, with the exception of an IDBG loan, which was reclassified to current loans, since it breached a term that determined the IDBD debt rating (company that guaranteed that loan). The amount thereof is NIS 153.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The maturity of the Group's borrowings (excluding obligations under finance leases) is as follows:

	06.30.19	06.30.18

Principal:
Less than one year	52,972	46,835
Between 1 and 2 years	44,921	42,518
Between 2 and 3 years	33,946	36,469
Between 3 and 4 years	76,914	29,848
Between 4 and 5 years	29,029	79,516
More than 5 years	92,933	103,017
	330,715	338,203
Do not accrue interest:
Less than one year	3,029	2,865
Between 1 and 2 years	39	106
Between 2 and 3 years	38	51
Between 3 and 4 years	178	12
Between 4 and 5 years	19	-
More than 5 years	31	51
	3,334	3,085
Finance lease obligations	256	264
	334,305	341,552

The following table shows a detail of evolution of borrowing during the years ended June 30, 2019 and 2018:

	06.30.19	06.30.18
Balance at the beginning of the year	341,552	213,214
Borrowings	53,038	40,314
Payment of borrowings	(44,029)	(36,409)
Collection / (Payment) of short term loans, net	1,573	1,162
Interests paid	(15,918)	(11,285)
Accrued interests	17,009	13,496
Cumulative translation adjustment and exchange differences, net	(2,694)	7,682
Deconsolidation	-	150,738
Changes in fair value of third-party loans	(19)	(33,153)
Repurchase of non-convertible notes	(5,801)	(930)
Inflation adjustment	(10,215)	(2,910)
Reclassifications and other movements	(191)	(367)
Balance at the end of the year	334,305	341,552

The following tables shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2019 and 2018.

	06.30.19
	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	NIS	Total
Fixed rate:
Argentine Peso	1,019	-	-	-	-	1,019
Brazilian Reais	-	1,585	-	-	-	1,585
US Dollar	50,239	4	-	314	8,323	58,965
Bolivian pesos	-	-	3	-	-	3
NIS	-	-	-	-	157,835	157,835
Subtotal fixed-rate borrowings	51,258	1,589	3	314	166,158	219,407
Floating rate:	-
Argentine Peso	759	-	-	-	-	759
Brazilian Reais	-	1,819	-	-	-	1,819
US Dollar	2,801	-	-	-	-	2,801
NIS	-	-	-	-	109,263	109,263
Subtotal floating rate borrowings	3,560	1,819	-	-	109,263	114,642
Total borrowings as per analysis	54,818	3,408	3	314	275,421	334,049
Finance lease obligations	256	-	-	-	-	256
Total borrowings as per Statement of Financial Position	55,074	3,408	3	314	275,421	334,305

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.18
	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	NIS	Total
Fixed rate:
Argentine Peso	2,363	-	-	-	-	2,363
Brazilian Reais	-	495	-	-	-	495
US Dollar	51,888	-	-	579	19,093	71,560
NIS	-	-	-	-	125,524	125,524
Subtotal fixed-rate borrowings	54,251	495	-	579	144,617	199,942
Floating rate:
Argentine Peso	1,814	-	-	-	-	1,814
Brazilian Reais	-	2,430	-	-	-	2,430
US Dollar	422	-	-	-	2,554	2,976
NIS	-	-	-	-	134,126	134,126
Subtotal floating rate borrowings	2,236	2,430	-	-	136,680	141,346
Total borrowings as per analysis	56,487	2,925	-	579	281,297	341,288
Finance lease obligations	32	232	-	-	-	264
Total borrowings as per Statement of Financial Position	56,519	3,157	-	579	281,297	341,552

The following describes the debt issuances made by the Group for the years ended June 30, 2019, and 2018:

					Interest
Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	rate	Principal payment	Interest payment
Cresud	Class XXIV	Nov-18	$US 73.6	11/14/20	9.00% n.a.	At expiration	quarterly
Cresud	Class XXIII	feb-18	US$ 113	02/16/23	6.50%	At expiration	biannual
Brasilagro	CRA Serie I	may-18	$R 85	08/01/22	106.5% from the DI rate	Annual payments since 2020	annual
Brasilagro	CRA Serie II	may-18	$R 57	07/31/23	110% from the DI rate	Annual payments since 2020	annual
IRSA CP	Class IV	sep-17	US$140	09/14/20	5% n.a.	At expiration	quarterly
IRSA	Class IX "I"	may-19	US$ 96	11/15/20	10% e.a.	At expiration	quarterly
IDBD	SERIE N	jul-17	NIS 642.1	12/30/22	5.3% e.a	At expiration	quarterly	(1)
IDBD	SERIE N	nov-17	NIS 357	12/30/22	5.3% e.a	At expiration	quarterly	(2)
DIC	SERIE J	dec-17	NIS 762	12/30/26	4.8% e.a.	Annual payments since 2021	biannual	(2)
PBC	SERIE I	oct-17	NIS 497	06/29/29	3.95% e.a.	At expiration	quarterly
PBC	SERIE I	dec-17	NIS 496	06/29/29	3.95% e.a.	At expiration	quarterly	(2)
PBC	SERIE I	jul-18	NIS 507	06/29/29	3.95% e.a.	At expiration	quarterly	(2)
PBC	Series I	may-19	NIS 515	12/31/29	4.15% e.a.	At expiration	annual
Gav - Yam	SERIE H	sep-17	NIS 424	06/30/34	2.55% e.a.	Annual payments since 2019	biannual
Gav - Yam	SERIE A	jul-18	NIS 320	10/31/23	3.55% e.a.	Annual payments since 2021	biannual
Gav - Yam	SERIE H	sep-18	NIS 596	06/30/34	2.55% e.a.	At expiration	annual	(2)
Gav - Yam	SERIE A	dec-18	NIS 351	10/31/23	3.55% e.a.	Annual payments since 2021	biannual
Cellcom	SERIE L	jan-18	NIS 401	01/05/28	2.5% e.a.	Annual payments since 2023	annual
Cellcom	SERIE K	jul-18	NIS 220	07/05/26	3.55% e.a.	Annual payments since 2021	annual	(2)
Cellcom	SERIE K	dec-18	NIS 187	07/05/26	3.55% e.a.	Annual payments since 2021	annual
Cellcom	SERIE L	dec-18	NIS 213	01/05/28	2.50% e.a.	Annual payments since 2023	annual

(1) IDBD has the right to make an early repayment, totally or partially. As a guarantee for the full compliance of all the commitments IDBD has pledged approximately 99.3 million shares of DIC under a single fixed charge of first line and in guarantee of by means of the lien (which represent 70.02% of its capital), in an unlimited amount, in favor of the trustee for the holders of the debentures.
(2) Corresponds to an expansion of the series.

DIC: On September 28, 2017, DIC offered the holders of Series F NCN to swap their notes for Series J NCN. Series J NCN terms and conditions differ substantially from those of Series F. Therefore, DIC recorded the payment of Series F NCN and recognized a new financial commitment at fair value for Series J NCN. As a result of the swap, DIC recorded a loss resulting from the difference between the Series F NCN cancellation value and the new debt value in the amount of approximately NIS 461 (equal to approximately Ps. 4,297 as of that date), which was accounted for under “Finance costs” (Note 29).

22.
Income tax

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

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. Once the option is exercised for a particular asset, all other assets in the same category must be revalued. The tax result that originates the revaluation is not subject to the income tax and the special tax on the revaluation amount will not be deductible from said tax. Through regulations (Decree 353/2018 and 613/2018, and General Resolution (AFP) 4287), the National Executive Power has been extending the date for the exercise of the option, based on the international context and the greater volatility that it is observed in the financial variables that affect the decision regarding the exercise of the option. The expiration of the term for the exercise of this option for companies with fiscal year end as of June 30, was July 31, 2019.

The Group has analyzed the impacts of the option mentioned above and has chosen for the application of the optional tax revaluation in some companies of the Group.

Tax inflation adjustment: Law 27,430 establishes the following rules for the application of the inflation adjustment in income tax: (i) the update of the cost for goods acquired or investments made in the fiscal years that begin as of January 1, 2018 (applicable to IRSA for the year end June 30, 2019), considering the percentage variations of the CPI provided by the National Institute of Statistics and Census (INDEC); and (ii) the application of the adjustment set forth in Title VI of the Income Tax Law when a percentage of variation -of the aforementioned index price - accumulated in thirty-six (36) months prior to the fiscal year end that is liquidated, is greater than 100%, or, with respect to the first, second and third year after its validity, this procedure will be applicable in case the accumulated variation of that index price, calculated from the beginning of the first of them and until the end of each year, exceeds 55%, 30% and 15% for the first, second and third year of application, respectively. At the end of this year, there has been an accumulative variation of 55.72% in the index price that exceeds the expected condition of 55% for the application of the adjustment in said first year. Consequently, the tax inflation adjustment has been applied and the cost of goods acquired during the year 2019 has been updated as established in article 58 of the Argentine Income Tax Law.

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

The details of the provision for the Group’s income tax, is as follows:

	06.30.19	06.30.18	06.30.17
Current income tax	(1,684)	(513)	(1,301)
Deferred income tax	(201)	6,126	(532)
MPIT	55	(152)	-
Income tax	(1,830)	5,461	(1,833)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Brazil	25% - 34%
Uruguay	0% - 25%
Bolivia	25%
U.S.	0% - 40%
Bermudas	0%
Israel	23% - 24%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2019, 2018 and 2017:

	06.30.19	06.30.18	06.30.17
Tax calculated at the tax rates applicable to profits in the respective countries	6,478	1,458	(2,035)
Permanent differences:
Inflation adjustment for tax purposes	(4,076)	-	-
Share of profit / (loss) of associates and joint ventures	(763)	(376)	(691)
Unrecognized tax loss carry-forwards (i)	(2,977)	(2,810)	14
Expiration of tax loss carry-forwards	-	(115)	(62)
Provision for unrecoverability of tax loss carry-forwards	(2,228)	(1,361)	(89)
Changes in fair value of financial instruments and sale of shares	52	(504)	-
Change of tax rate	280	8,233	4
Non-taxable profit	-	-	193
Non-deductible expenses	(18)	(11)	125
Others	782	941	542
Inflation adjustment for accounting purposes	640	6	166
Income tax from continuing operations	(1,830)	5,461	(1,833)

(i)
Corresponds mainly to holding companies in the Operations Center in Israel.

Deferred tax assets and liabilities of the Group as of June 30, 2019 and 2018 will be recovered as follows:

	06.30.19	06.30.18
Deferred income tax assets to be recovered after more than 12 months	8,959	11,416
Deferred income tax assets to be recovered within 12 months	1,697	2,376
Deferred income tax assets	10,656	13,792

	06.30.19	06.30.18
Deferred income tax liabilities to be recovered after more than 12 months	(36,058)	(52,987)
Deferred income tax liabilities to be recovered within 12 months	(14,073)	(933)
Deferred income tax liabilities	(50,131)	(53,920)
Total deferred income tax (liabilities) assets, net	(39,475)	(40,128)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2019 and 2018, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At the beginning	Business combinations and reclassification to other assets held for sale	Foreign exchange gain	Charged to the Statement of Income (ii)	Reserve for changes of non-controlling interest	Deconsolidation (see Note 4 (p))	Use of tax loss carry-forwards	At the end
June 30, 2019
Assets
Trade and other payables	3,261	-	135	638	-	-	-	4,034
Tax loss carry-forwards	9,111	-	(216)	(3,365)	-	-	-	5,530
Others	1,420	-	(48)	(481)	201	-	-	1,092
Subtotal assets	13,792	-	(129)	(3,208)	201	-	-	10,656
Liabilities
Investment properties and property, plant and equipment	(48,305)	-	741	5,484	45	(705)	-	(42,740)
Biological assets	(251)	-	1	(109)	-	-	-	(359)
Trade and other receivables	(375)	-	2	(249)	-	-	-	(622)
Investments	(21)	-	(9)	(21)	-	-	-	(51)
Intangible assets	(2,088)	-	183	320	-	-	-	(1,585)
Tax inflation adjustment	-	-	-	(3,068)	-	-	-	(3,068)
Borrowings	(900)	-	65	95	-	-	-	(740)
Inventories	(141)	-	21	(389)	-	-	-	(509)
Others	(1,839)	-	438	944	-	-	-	(457)
Subtotal liabilities	(53,920)	-	1,442	3,007	45	(705)	-	(50,131)
(Liabilities) / Assets, net	(40,128)	-	1,313	(201)	246	(705)	-	(39,475)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	At the beginning	Business combinations and reclassification to other assets held for sale	Foreign exchange gain	Charged to the Statement of Income	Reclassification of opening amounts	Use of tax loss carry-forwards	Use of tax loss carry-forwards	At the end
June 30, 2018
Assets
Investments	11	-	1	(12)	-	-	-	-
Trade and other payables	4,095	-	(132)	(702)	-	-	-	3,261
Tax loss carry-forwards	8,829	2	801	(498)	(23)	-	-	9,111
Others	2,339	-	264	(533)	-	-	(650)	1,420
Subtotal assets	15,274	2	934	(1,745)	(23)	-	(650)	13,792
Liabilities
Investment properties and property, plant and equipment	(40,835)	(22)	(15,659)	4,516	-	(109)	3,804	(48,305)
Biological assets	(305)	-	6	48	-	-	-	(251)
Trade and other receivables	(474)	-	90	9	-	-	-	(375)
Investments	-	-	(2)	(19)	-	-	-	(21)
Intangible assets	(4,172)	-	(1,231)	2,100	-	-	1,215	(2,088)
Inventories	(134)	-	(26)	19	-	-	-	(141)
Borrowings	(1,483)	-	(133)	716	-	-	-	(900)
Others	(832)	-	(1,489)	482	-	-	-	(1,839)
Subtotal liabilities	(48,235)	(22)	(18,444)	7,871	-	(109)	5,019	(53,920)
(Liabilities) / Assets, net	(32,961)	(20)	(17,510)	6,126	(23)	(109)	4,369	(40,128)

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

As of June 30, 2019, the Group's recognized tax loss carry forward prescribed as follows:

Jurisdiction	06.30.19	Date of generation	Due date
Argentina	46	2015	2020
Argentina	25	2016	2021
Argentina	52	2017	2022
Argentina	85	2018	2023
Argentina	248	2019	2024
Bolivia	6	2018	2021
Brazil	643	2011-2019	Do not expire
Do not expire	4,425
Total cumulative tax loss carry-forwards	5,530

The Group assesses the realizability of deferred income tax assets, by considering whether it is probable that some portion or all of the deferred income tax assets will not be realized. In order to make this assessment, Management considers the scheduled reversal of deferred income tax liabilities, projected business and tax planning strategies.

On this basis, it is estimated that as of June 30, 2019, all deferred tax assets and tax credits will be realized.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of Ps. 232,810 and Ps. 208,334 as of June 30, 2019 and 2018, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 60 and Ps. 2,679 as of June 30, 2019 and 2018, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

On June 30, 2019 and 2018, the Group recognized a deferred liability in the amount of Ps. 656 and Ps. 969, respectively, related to the potential future sale of one of its subsidiaries shares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

23.
Leases

The Group as lessee

Operating leases

In the ordinary course of business, the Group enters into several operating lease agreements. Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. Rent expense for the years ended as of June 30, 2019, 2018 and 2017 amounted to Ps. 188, Ps. 310.6 and Ps. 254.7, respectively and is included in the line item "Costs" in the Statement of Income.

The Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense paid for the years ended as of June 30, 2019, 2018 and 2017 amounted to Ps. 51, Ps. 64 and Ps. 20, respectively and is included in the line item "Costs" in the Statement of Income.

The Group leases property or spaces for administrative or commercial use both in Argentina and in Israel, under operating leases. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 31). The amounts involved are not material for any of the periods filed.

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	06.30.19	06.30.18	06.30.17
No later than 1 year	6,874	4,023	6,675
Later than 1 year and not later than 5 years	10,607	7,779	17,064
More than 5 years	1,468	1,875	4,872
	18,949	13,677	28,611

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

Rental properties are considered to be investment property. Book value is included in Note 9. The future minimum proceeds generated from non-cancellable operating leases from Group’s Shopping malls, offices and other buildings are as follows:

	06.30.19	06.30.18	06.30.17
No later than 1 year	9,247	7,930	8,937
Later than 1 year and not later than 5 years	20,802	35,696	25,078
More than 5 years	14,945	13,032	9,330
	44,994	56,658	43,345

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Operating leases (Farmlands)

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased or based on a fixed amount in dollars per hectare leased.

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	06.30.19	06.30.18	06.30.17
No later than 1 year	61	42	12
Later than 1 year and not later than 5 years	169	112	-
More than 5 years	5	12	-
	235	166	12

Finance leases:

The Group does not act as a lessor in connection with finance leases.

24.
Revenues

	06.30.19	06.30.18	06.30.17
Beef	4,033	3,373	2,912
Crops	4,517	3,763	2,701
Sugarcane	1,826	1,395	788
Cattle	435	503	274
Supplies	536	294	250
Dairy	362	166	213
Consignment	403	188	576
Advertising and brokerage fees	650	271	228
Agricultural rental and other services	147	509	296
Income from agricultural sales and services	12,909	10,462	8,238
Trading properties and developments	5,806	3,034	3,221
Communication services	29,879	25,548	26,252
Sale of communication equipment	10,357	8,782	8,810
Rental and services	20,992	19,250	19,678
Hotel operations, tourism services and others	2,722	2,210	1,708
Total revenues	82,665	69,286	67,907

25.
Costs

	06.30.19	06.30.18	06.30.17
Other operative costs	17	25	34
Cost of property operations	17	25	34
Beef	3,610	3,178	2,733
Crops	4,310	3,074	2,544
Sugarcane	1,617	1,363	771
Cattle	507	524	346
Supplies	553	232	179
Dairy	-	120	191
Consignment	93	47	101
Advertising and brokerage fees	278	215	213
Agricultural rental and other services	186	279	145
Costs of agricultural sales and services	11,154	9,032	7,223
Trading properties and developments	4,931	2,943	3,154
Communication services	22,237	18,670	18,589
Sale of communication equipment	7,447	5,951	5,972
Rental and services	5,679	5,377	6,107
Hotel operations, tourism services and others	1,725	1,720	1,550
Total costs	53,190	43,718	42,629

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2019, 2018 and 2017.

	Production costs	Costs	General and administrative expenses	Selling expenses	Total as of 06.30.19
Leases, services charges and vacant property costs	7	121	40	283	451
Depreciation and amortization	408	4,707	1,254	1,644	8,013
Doubtful accounts	-	4	9	451	464
Advertising, publicity and other selling expenses	-	409	17	1,720	2,146
Taxes, rates and contributions	35	644	86	756	1,521
Maintenance and repairs	69	3,467	477	266	4,279
Fees and payments for services	21	5,130	2,000	140	7,291
Director's fees	-	-	700	-	700
Payroll and social security liabilities	362	5,070	3,395	3,543	12,370
Cost of sale of goods and services	-	12,722	-	-	12,722
Changes in the fair value of biological assets and agricultural products	-	5,250	-	-	5,250
Supplies and labors	5,593	3,592	1	31	9,217
Freights	43	25	-	458	526
Bank commissions and expenses	-	51	56	2	109
Conditioning and clearance	-	-	-	85	85
Travel, library expenses and stationery	44	42	83	19	188
Interconnection and roaming expenses	-	4,243	-	-	4,243
Fees to other operators	-	6,262	22	-	6,284
Others	233	1,451	630	425	2,739
Total expenses by nature as of 06.30.19	6,815	53,190	8,770	9,823	78,598

	Production costs	Costs	General and administrative expenses	Selling expenses	Total as of 06.30.18
Leases, services charges and vacant property costs	3	86	34	243	366
Depreciation and amortization	350	4,121	1,086	1,635	7,192
Doubtful accounts	-	5	-	473	478
Advertising, publicity and other selling expenses	-	485	9	2,315	2,809
Taxes, rates and contributions	37	587	149	576	1,349
Maintenance and repairs	82	3,057	305	173	3,617
Fees and payments for services	9	3,791	1,635	134	5,569
Director's fees	-	-	527	-	527
Commercial commissions	-	70	5	16	91
Payroll and social security liabilities	425	4,863	3,430	2,688	11,406
Cost of sale of goods and services	-	9,093	-	-	9,093
Cost of sale of agricultural products and biological assets	-	4,471	-	-	4,471
Supplies and labors	3,289	3,266	2	19	6,576
Freights	37	2	-	574	613
Bank commissions and expenses	-	-	17	-	17
Conditioning and clearance	-	-	-	107	107
Travel, library expenses and stationery	28	5	14	5	52
Interconnection and roaming expenses	-	3,667	-	-	3,667
Fees to other operators	-	4,547	-	-	4,547
Others	614	1,602	636	454	3,306
Total expenses by nature as of 06.30.18	4,874	43,718	7,849	9,412	65,853

	Production costs	Costs	General and administrative expenses	Selling expenses	Total as of 06.30.17
Leases, services charges and vacant property costs	4	322	65	10	401
Depreciation and amortization	165	4,307	1,196	2,336	8,004
Doubtful accounts	-	-	-	453	453
Advertising, publicity and other selling expenses	-	632	-	2,385	3,017
Taxes, rates and contributions	36	519	66	592	1,213
Maintenance and repairs	79	3,247	222	28	3,576
Fees and payments for services	18	4,276	1,678	105	6,077
Director's fees	-	-	423	-	423
Food, beverage and other lodging expenses	2	30	-	14	46
Payroll and social security liabilities	266	4,874	3,251	2,600	10,991
Cost of sale of goods and services	-	9,382	10	-	9,392
Cost of sale of agricultural products and biological assets	-	2,864	-	-	2,864
Supplies and labors	3,700	2,871	-	16	6,587
Freights	48	2	-	526	576
Bank commissions and expenses	-	-	18	4	22
Conditioning and clearance	-	-	-	101	101
Travel, library expenses and stationery	30	10	20	2	62
Interconnection and roaming expenses	-	3,446	-	-	3,446
Fees to other operators	-	3,406	-	-	3,406
Others	5	2,441	1,031	746	4,223
Total expenses by nature as of 06.30.17	4,353	42,629	7,980	9,918	64,880

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Other operating results, net

	06.30.19	06.30.18	06.30.17
Gain / (Loss) from commodity derivative financial instruments	312	39	270
Gain from disposal of associates (i)	688	602	22
Fair value of interest held before business combination	-	881	-
Currency translation adjustment reversal (ii)	-	333	83
Interest income from operating assets	699	162	530
Gain / (Loss) from agreement with TGLT	-	132	(56)
Contingencies (iii)	(71)	736	(50)
Donations	(200)	(119)	(262)
Others	(547)	(154)	(835)
Total other operating results, net	881	2,612	(298)

(i)
As of June 30, 2017, it pertains to the reversal of the cumulative translation adjustment generated by IMadison.
(ii)
As of June 30, 2018, includes the favorable ruling of a trial in the Operations Center in Israel for an amount of approximately Ps. 815. Includes legal costs and expenses Includes legal costs and expenses related to the investment in Ma’ariv.
(iii)
See Note 4.(b).

28.
Financial results, net

	06.30.19	06.30.18	06.30.17
Financial income
Interest income	874	1,047	1,142
Dividends income	68	146	152
Other financial income	486	-	20
Total financial income	1,428	1,193	1,314
Financial costs
Interest expenses	(17,012)	(14,507)	(13,736)
Loss on debt swap (Note 21)	-	(4,134)	-
Other financial costs	(679)	(754)	(1,122)
Less: capitalized financial costs	205	121	-
Total financial costs	(17,486)	(19,274)	(14,858)
Other financial results:
Exchange rate difference, net	1,842	(13,704)	3,540
Fair value gains of financial assets and liabilities at fair value through profit or loss	1,900	(1,226)	5,358
Loss from repurchase of Non-convertible notes	52	(3)	(6)
Gain / (Loss) from derivative financial instruments (except commodities)	334	(520)	336
Total other financial results	4,128	(15,453)	9,228
Inflation adjustment	(431)	(278)	(2,413)
Total financial results, net	(12,361)	(33,812)	(6,729)

29.
Earnings per share

(a)
Basic

Basic earnings per share amounts are calculated in accordance with IAS 33, by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	06.30.19	06.30.18	06.30.17
Profit for the year from continuing operations attributable to equity holders of the parent	(19,041)	(5,761)	(2,329)
Profit for the year from discontinued operations attributable to equity holders of the parent	292	10,033	1,705
Profit for the year attributable to equity holders of the parent	(18,749)	4,272	(624)
Weighted average number of ordinary shares outstanding	489	497	498
Basic earnings per share	(38.34)	8.60	(1.25)

(b)
Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2018, the Group holds treasury shares associated with incentive plans with potentially dilutive effect, therefore, diluted earnings per share is as follows:

06.30.18
Profit for the year from continuing operations attributable to equity holders of the parent	(5,761)
Profit for the year from discontinued operations attributable to equity holders of the parent	10,033
Profit for the year per share attributable to equity holders of the parent	4,272
Weighted average number of ordinary shares outstanding	516
Diluted earnings per share	8.27

Given that the results for the years ended June 30, 2019 and 2017 showed losses, there is no diluted effect of said results.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Employee benefits and share-based payments

Incentive Plan

The Group has an equity incentive plan, created in September 30, 2011, which aims at certain selected employees, directors and top management of the Company, IRSA and IRSA CP (the “Participants”). Participation in the plan was voluntary and employees were invited to participate by the Board.

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

As of June 30, 2019, 2018 and 2017, a reserve has been set up under Shareholders’ equity as a result of this Incentive Plan for Ps. 35, Ps. 203 and Ps. 249, respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary leaves the Group before the term and/or the conditions required to qualify for the benefits of said plan are met at each fiscal year-end.

For the fiscal years ended June 30, 2018 and 2017, the Group has incurred a charge related to the Incentive Plan of Ps. 21 and Ps. 41, respectively. As of June 30, 2018, total cost was recorded considering that the vesting period has elapsed. The total cost not recognized as of June 30, 2017 was Ps. 16.

During the fiscal years ended June 30, 2019, 2018 and 2017, the Group granted 0.52, 0.34 and 0.4 million shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows

	06.30.19	06.30.18	06.30.17
At the beginning	5,485,194	5,834,676	6,324,737
Granted	(518,731)	(349,482)	(443,839)
Disposals	-	-	(46,222)
At the end	4,966,463	5,485,194	5,834,676

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

Contributions made by the Group under the Plan amount to Ps. 11 and Ps. 50 for the fiscal years ended June 30, 2019 and 2018, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Share base plans associated with certain key members of the management - Israel

DIC and Cellcom have granted an options benefit plans to key management personnel. For the years ended June 30, 2019, 2018 and 2017, the Group has incurred an expense in relation to said benefit plans of Ps. 44, Ps. 46 and Ps. 163, respectively.

The following table shows the detail of the options pending at year-end:

	DIC	Cellcom
Exercise price range of outstanding options	NIS 7.45 – 12.5	NIS 25.65 – 29.97
Average price of outstanding options	NIS 9.20	NIS 23.75 – 27.75
Amount of outstanding options	4,620,818	780,332
Average remaining useful life	4 years	1.1 years

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

	June 30, 2019	June 30, 2018	June 30, 2017
Present value of unfunded obligations	430	492	1,356
Present value of funded obligations	573	577	3,603
Total present value of defined benefits obligations (post-employment)	1,003	1,069	4,959
Fair value of plan assets	(871)	(921)	(3,430)
Recognized liability for defined benefits obligations	132	148	1,529
Liability for other long-term benefits	477	23	8
Total recognized liabilities	609	171	1,537
Assets designed for payment of employee benefits	(477)	-	-
Net position from employee benefits	132	171	1,537

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

The fair value of the benefit was estimated at Ps. 0.10. In the initial measurement of the fair value of the benefit, the price of the AGRO3 per share was considered on the date of granting and the probable quotation of the share price is projected at the end of the vesting period based on the past performance of the price per share in a period of 1 year and 4 months (compatible with the period between the granting in June 2018 and the end of the vesting period in October 2018). Considering the volatility of the AGRO3 share, the probability of the price per share at the end of the vesting period was determined to reach the value necessary to comply with the KPI.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The maximum number of shares to be issued is 447,127 (granted on June 18, 2018 and available on June 30, 2019). During the period, there were no cancellations or shares issued to the beneficiaries and the amount of shares will be adjusted by the dividends per share distributed during the vesting period.

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

In the year ended June 30, 2019, compensation expenses are Ps. 18.87 (Ps. 9.65 as of June 30, 2018) and the accumulated amount is Ps. 28.52.

31.
Related party transactions

In the normal course of business, the Group conducts transactions with different entities or parties related to it. All transactions are carried out in accordance with market parameters.

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

The Society’s Senior Management is composed of as follows:

Name	Date of birth	Position	Current position since
Alejandro G. Elsztain	03/31/1966	General Manager	1994
Carlos Blousson	09/21/1963	General Manager of Operations in Argentina and Bolivia	2008
Matías I. Gaivironsky	02/23/1976	Administrative and Financial Manager	2011
Alejandro Casaretto	10/15/1952	Regional Agricultural Manager	2008

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

The aggregate compensation to the Senior Management of the Operations Center in Argentina for the year ended June 30, 2019 amounts to Ps. 15.

Corporate Service Agreement with IRSA and IRSA CP

Considering that IRSA, Cresud and IRSA CP have operating overlapping areas, the Board of Directors considered it convenient to implement alternatives that allow reducing certain fixed costs of its activity, in order to reduce its impact on operating results, taking advantage of and optimizing the individual efficiencies of each of the companies in the different areas that make up the operational administration.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

For this purpose, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services (“Framework Agreement”) was signed, between IRSA, Cresud and IRSA CP, which was periodically modified, the last update being on June 28, 2019.

Under this Framework Agreement, corporate services are currently provided in the following areas: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance, Shared Services Center, Real Estate Business Administration, Directory to distribute Real Estate, HR Real Estate Business, Security, Corporate Legal Management, Corporate Environment, Technical Management Infrastructure and Services, Purchasing and Contracting, Management and Enabling, Investments, Government Affairs, Hotels, Fraud Prevention, Bolivar, Proxy, General Management to distribute, Directory Security.

Under this agreement, the companies entrusted to an external consultant the semiannual review and evaluation of the criteria used in the process of liquidating corporate services, as well as the distribution bases and supporting documentation used in the aforementioned process, through the preparation of a semi-annual report.

It should be noted that the operation under comment allows Cresud, IRSA and IRSA CP to maintain absolute independence and confidentiality in their strategic and commercial decisions, being the allocation of costs and benefits made on the basis of operational efficiency and equity, without pursuing individual economic benefits for each of the companies.

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

Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, at which Saúl Zang was a founding partner and sits at the Board of Directors of the Group companies.

Hotel services

Our company and related parties sometimes rent from NFSA and Hoteles Argentinos S.A. hotel services and conference rooms for events.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The Group invests parts of liquid funds in mutual funds managed by BACS among other entities.

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

San Bernardo lease

The Company leased in January 2019 a farm in the Province of Córdoba owned by San Bernardo de Córdoba S.A. (formerly Isaac Elsztain e hijos S.C.A), continuing the lease held in August 2015, for a fraction of 12,590 hectares.

The lease was agreed for 12,590 hectares and the price was set at the amount of pesos equivalent to 2.5 kg of meat per hectare. The price of meat will be set taking into account the price per kilo of meat determined by the I.N.M.L (cattle index of the Liniers Market) reported on the website of said Market. Additionally, a production prize equivalent to 15% of the kilos produced in excess of 175,000 was agreed for the total of the existing property.

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

As regards the Consulting Agreement, in consideration for its services we pay CAMSA an annual fee equal to 10% of our annual net income after tax. During fiscal year 2019, no charge was recognized. On January 10, 2019, the deferred fees for the 2012-2016 period and the accrued fees from 2017 to June 2018 corresponding to the management agreement signed with CAMSA for the total amount of Ps. 1,130 were paid. The payment was made approximately one third in cash, one third with shares of IRSA and one third with shares of IRSA CP, both owned by the Company.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Consulting Agreement can be revoked by any of the parties upon prior written notice that should not exceed 60 days. If we revoke the Consulting Agreement without cause, we will be liable to pay CAMSA twice the average fee amounts paid for management services during the two fiscal years preceding such revocation.

The following is a summary presentation of the balances with related parties as of June 30, 2019 and 2018:

Item	06.30.19	06.30.18
Trade and other payables	(274)	(2,284)
Borrowings	(52)	(16)
Trade and other receivables	1,246	1,197
Investments in Financial Assets	166	210
Total	1,086	(893)

Related party	06.30.19	06.30.18	Description of transaction
Agrofy S.A.	-	2	Other receivables
Agro Uranga S.A.	-	-	Dividends receivables
	9	42	Sale of goods and / or services receivable
	-	(2)	Futures and options payable
New Lipstick LLC	10	11	Reimbursement of expenses receivable
	(44)	-	Loans payable
	880	910	Loans granted
Condor	166	210	Public companies securities
	15	-	Dividends receivables
Cresca S.A.	-	(17)	Other liabilities
Manibil S.A.	-	112	Contributions in advance
Other associates and joint ventures (i)	11	5	Leases and/or rights of use receivable
	-	(2)	Leases and/or rights of use payable
	1	2	Shared-based compensation receivable
	(8)	(16)	Loans payable
	1	11	Loans granted
	-	(5)	Sale of goods and / or services payable
	8	8	Reimbursement of expenses
	(4)	(2)	Reimbursement of expenses payable
Total associates and joint ventures	1,045	1,269

CAMSA and its subsidiaries	-	(2,102)	Fees payable
	30	3	Reimbursement of expenses receivable
LRSA	24	45	Leases and/or rights of use receivable
	-	(2)	Reimbursement of expenses payable
	255	11	Dividends receivables
IRSA Real Estate Strategies LP	-	30	Dividends receivables
	-	3	Reimbursement of expenses
Taaman	(12)	-	Leases and/or rights of use payable
Other related parties (ii)	(65)	(17)	Other liabilities
	2	-	Other receivables
	(2)	(3)	Legal services payable
	-	2	Leases and/or rights of use receivable
Total other related parties	233	(2,030)
Directors and Senior Management	(192)	(132)	Fees payable
Total Directors and Senior Management	(192)	(132)
Total	1,086	(893)

(i) Includes Agrofy Global, BHSA, Lipstick, Tarshop, Mehadrin, Austral Gold Ltd., Cyrsa S.A., NPSF, Puerto Retiro, Shufersal and Quality.
(ii) Includes Estudio Zang, Bergel & Viñes, Lartiyrigoyen, SAMSA and Museo de los Niños.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

 The following is a summary of the results with related parties for the years ended June 30, 2019, 2018 and 2017:

Related party	06.30.19	06.30.18	06.30.17	Description of transaction
Adama	-	-	36	Purchase/sale of goods and/or services
	-	-	149	Corporate services
Agrofy S.A.	2	9	6	Management fees / Directory
	-	-	6	Financial operations
Agro-Uranga S.A.	-	5	6	Purchase/sale of goods and/or services
Banco de Crédito y Securitización S.A.	38	30	2	Leases and/or rights of use
	-	-	81	Financial operations
Condor	-	199	524	Financial operations
Tarshop S.A.	41	-	30	Leases and/or rights of use
ISPRO-MEHADRIN	21	207	-	Corporate services
Other associates and joint ventures	41	47	32	Leases and/or rights of use
	-	6	8	Fees and remunerations
	21	59	-	Corporate services
	7	2	10	Financial operations
Total associates and joint ventures	171	564	890
CAMSA and its subsidiaries	-	(1,019)	(433)	Management fee
	-	-	2	Leases and/or rights of use
Taaman	32	278	-	Corporate services
Willi-Food International Ltd.	-	255	-	Corporate services
Other related parties (i)	22	19	36	Leases and/or rights of use
	(11)	(16)	-	Fees and remunerations
	-	8	-	Corporate services
	(6)	(6)	(12)	Legal services
	2	44	-	Financial operations
	(23)	(23)	(18)	Donations
Total other related parties	16	(460)	(425)
IFISA	-	109	42	Financial operations
Total Parent Company	-	109	42
Directors	(44)	(28)	(284)	Compensation of Directors and senior management
	(382)	(336)	-	Fees and remunerations
Senior Management	(38)	(45)	(16)	Compensation of Directors and senior management
Total Directors and Senior Management	(464)	(409)	(300)
Total	(277)	(196)	207

(i) Includes Estudio Zang, Bergel & Viñes, Isaac Elsztain e Hijos S.C.A., San Bernando de Córdoba S.A., Fundación IRSA, Hamonet, BHN Sociedad de Inversión, BACS Administradora de Activos S.A., BHN Seguros Generales S.A. and BHN Vida S.A.

The following is a summary of the transactions with related parties for the years ended June 30, 2019 and 2018:

Related party	06.30.19	06.30.18	Description of transaction
Agrofy Global	-	(50)	Irrevocable contributions
Avenida Inc.	-	(13)	Irrevocable contributions
Manibil	22	(57)	Irrevocable contributions
Open Legacy	-	(21)	Irrevocable contributions
PBS-Romania	22	-	Irrevocable contributions
Puerto Retiro	19	(9)	Irrevocable contributions
Quality	51	50	Irrevocable contributions
Ramat Hanassi	-	(12)	Irrevocable contributions
Secdo / SixGill	-	(38)	Irrevocable contributions
Secured Touch	-	(9)	Irrevocable contributions
Total contributions	114	(159)
Inversiones Financieras del Sur S.A. (Note 4)	-	3,287	Dividends paid
Uranga Trading S.A.	8	-	Dividends paid
Total dividends paid	8	3,287
Agro-Uranga S.A.	20	58	Dividends received
Shufersal	464	-	Dividends received
Banco Hipotecario	79	125	Dividends received
Condor	80	86	Dividends received
Emco	60	142	Dividends received
La Rural S.A.	303	53	Dividends received
Manaman	74	39	Dividends received
Manibil	99	-	Dividends received
Nuevo Puerto Santa Fe S.A.	10	14	Dividends received
Ramat Hanassi	-	31	Dividends received
Tourism & Recreation Holdings Ltd.	-	39	Dividends received
Total dividends received	1,222	587
Inversiones Financieras del Sur S.A.	-	3,062	Acquisition of non-controlling interest
Total other transactions	-	3,062

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

32.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	Total as of 06.30.19	Total as of 06.30.18	Total as of 06.30.17
Inventories at the beginning of the year	4,293	16,421	20,714	24,063	23,253
IFRS 15 adjustment	-	(5,825)	(5,825)	-	-
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	892	-	892	482	(439)
Changes in the net realizable value of agricultural products after harvest	(30)	-	(30)	30	(407)
Deconsolidation	-	-	-	(9,764)	-
Financial costs capitalized	-	12	12	17	-
Currency translation adjustment	(373)	(968)	(1,341)	8,600	4,946
Acquisition for business combination	-	-	-	593	-
Transfers	-	104	104	(490)	38
Harvest	5,604	-	5,604	4,336	4,048
Acquisitions and classifications	7,475	39,271	46,746	34,484	10,705
Consume	(3,403)	-	(3,403)	240	(1,930)
Disposals due to sales	-	-	-	(16)	-
Expenses incurred	1,828	-	1,828	1,845	26,444
Inventories at the end of the year	(5,132)	(6,996)	(12,128)	(20,727)	(24,063)
Costs as of 06.30.19	11,154	42,019	53,173	-	-
Costs as of 06.30.18	9,032	34,661	-	43,693	-
Costs as of 06.30.17	7,223	35,372	-	-	42,595

(i) Includes biological assets (see Note 13.)
(ii) Includes trade properties (see Note 11).

33.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.19	Total as of 06.30.18
Assets
Trade and other receivables
US Dollar	76	42.26	3,207	3,290
Euros	3	47.99	137	277
Chilean Pesos	-	-	-	6
Trade and other receivables related parties
US Dollar	4	42.26	152	2,125
Total Trade and other receivables			3,496	5,698
Investment in financial assets
US Dollar	90	42.26	3,798	5,932
Pounds	1	53.64	48	61
Total Investment in financial assets			3,846	5,993
Derivative financial instruments
US Dollar	1	42.26	43	67
Total Derivative financial instruments			43	67
Cash and cash equivalents
US Dollar	283	42.26	11,939	12,535
Euros	2	47.99	72	103
Chilean Pesos	0	42.26	1	2
Total Cash and cash equivalents			12,012	12,640
Total Assets			19,397	24,398

Liabilities
Trade and other payables
US Dollar	186	42.46	7,887	4,975
Euros	1	48.71	36	137
Chilean Pesos	-	42.46	-	2
Total Trade and other payables			7,592	5,114
Borrowings
US Dollar	1,309	42.46	55,595	55,894
Total Borrowings			55,595	55,894
Derivative financial instruments
US Dollar	2	42.46	67	(17)
Total Derivative financial instruments			67	(17)
Total Liabilities			63,254	60,991

(1) Exchange rate as of June 30, of each year according to Banco Nación Argentina records.
(2) Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3) The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 15).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

34.
Groups of assets and liabilities held for sale

As mentioned in Note 4, the investment in Israir has been reclassified to "Group of assets and liabilities held for sale".

Pursuant to IFRS 5, assets and liabilities held for sale have been valued at the lower between their carrying value and fair value less cost of sale. Given some assets’ carrying value was higher, an impairment loss of Ps. 465 has been recorded for the year ended June 30, 2017.

The following table shows the main assets and liabilities classified as held for sale:

	06.30.19	06.30.18
Property, plant and equipment	4,428	4,197
Intangible assets	95	50
Investments in associates	418	73
Deferred income tax assets	203	160
Investment properties	84	811
Income tax credit	-	-
Trade and other receivables	2,101	2,246
Cash and cash equivalents	716	540
Total group of assets held for sale	8,045	8,077
Trade and other payables	3,390	3,045
Employee benefits	202	233
Deferred income tax liability	36	25
Borrowings	2,065	1,742
Total group of liabilities held for sale	5,693	5,045
Total net financial assets held for sale	2,352	3,032

35.
Results from discontinued operations

The results of Shufersal, Israir and IDB Tourism operations, have been reclassified in the Statements of Income under discontinued operations and also the results from the sale of Adama in 2017 and Shufersal in 2018 have been reclassified.

	06.30.19	06.30.18	06.30.17
Revenues	13,025	118,461	113,461
Costs	(11,684)	(88,970)	(86,433)
Gross profit	1,341	29,491	27,028
Net gain from fair value adjustment of investment properties	-	293	-
General and administrative expenses	(581)	(2,069)	(1,888)
Selling expenses	(602)	(23,020)	(21,205)
Other operating results, net (i)	175	17,418	8,469
Profit from operations	333	22,113	12,404
Share of profit of associates and joint ventures	54	101	838
Profit before financial results and income tax	387	22,214	13,242
Financial income	136	166	322
Finance costs	(161)	(1,211)	(4,399)
Other financial results	40	(129)	(16)
Financial results, net	15	(1,174)	(4,093)
Profit before income tax	402	21,040	9,149
Income tax	78	(663)	(314)
Profit for the period from discontinued operations (ii)	480	20,377	8,835

Profit for the period from discontinued operations attributable to:
Equity holders of the parent	292	10,033	1,705
Non-controlling interest	188	10,344	7,130

Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	0.60	20.20	3.43
Diluted	0.57	19.43	3.41

(i) Includes the result of the loss of control of Shufersal (see Note 4.(p)) as of June 30, 2018 and the sale of Adama, which generated a profit of Ps. 4,216 in the year ended June 30, 2017.
(ii) As of June 30, 2018 and 2017, Ps. 107,047, and Ps 59,099 of the total revenues from discontinued operations and Ps 22,425 and Ps. 1,311 of the total profit from discontinued operations corresponds to Shufersal.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

36.
Subsequent events

Cresud - NCN Class XXV

On July 11, 2019, made the end of the Public Auction Period of the Non-convertible notes Class XXV for an amount of nominal value US$ 59,5 maturing 24 months from the issuance date, which accrue a fixed interest of 9.00% per annum, with interest payable biannually. The capital will be amortized in a single installment at maturity.

Jatobá Farm Sale

After the end of the fiscal year, the Group through its subsidiary Brasilagro has entered into a purchase-sale agreement for an area of 1,134 hectares (893 arable hectares) of Jatobá Farm, located in Jaborandi, Bahia state. The total amount of the sale is 302 soybean bags per arable hectare equivalent to Ps. 249. The buyer already made an initial payment of Ps. 36. The remaining balance will be paid in six annual installments.

Treasury shares

On August 21, 2019, the Board of Directors of Cresud approved the repurchase of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares, under the terms of Article 64 of Law No. 26,831 and the CNV rules, for up to a maximum amount of Ps. 300 million and up to 10% of the share capital in the form of ordinary shares or American Depositary Shares (“ADS”) representative of 10 shares each, up to daily limit of up to 25% of the average volume of daily transactions that the Company's shares have experienced, jointly in the listed markets, during the previous 90 business days, and at a maximum price of up to US$ 10.00 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the exchange rate of the National Bank of at each period. The term for the repurchase period was set up to 120 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

At the date of issuance of these financial statements, the Company has not repurchased shares through this plan.

IRSA Inversiones y Representaciones S.A. – NCN Class I

On July 31, 2019, the second tranche of Class I NCN was auctioned, under the Program approved by the Shareholders' Meeting for up to US$ 350 million, and the liquidation took place on August 6, 2019. The amount of such liquidation was US$ 85 million.

Additionally, on the same date the auction of the first tranche of Class II NCN was carried out. The result was 31,502 Chilean pesos, equivalent to US$ 45.

Condor merger agreement

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the Group. The agreement set that each ordinary share, whose nominal value is US$ 0.01 per share will be cancelled before the merger and will have the right to receive a cash amount equivalent to US$ 11.10 per ordinary share. . Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically cancelled and will become entitled to receive a cash amount equal to US$ 10.00 per share.

It is estimated that the operation will be completed between October 2019 and December 2019. At the date of issuance of these financial statements, the Group held 2,197,023 ordinary shares and 325,752 Series E shares.

Sale of interest in Gav-Yam

On July 1, 2019, PBC sold approximately 11.7% of its equity interest in Gav-Yam's through private agreements. After this transaction, the holding of PBC in Gav-Yam changed from 51.7% to 40.0%. The consideration received for said sale was NIS 456 (approximately Ps. 5,472 at the date of the transaction).

Additionally, on September 1, 2019, PBC sold approximately an additional 5.14% of Gav-Yam, therefore the stake of PBC in Gav-Yam went from 51.7% to 34.9%, the consideration received was NIS 224 (approximately Ps. 2,688 as of that day). It is estimated that as a result of these sales, PBC will lose control over Gav-Yam and will deconsolidate said investment.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Agreement to sell plot of land in US

As mentioned in Note 4.(k) of the Operations Center in Israel, the agreement for the sale of the land attached to the Tivoli project has been breached and terminated. In July 2019, the Group signed a new agreement for the sale of the aforementioned land, for a total amount of US$ 18 million. At this stage, there is no certainty that the sale transaction will be completed.

IDBD financing agreement

On August 31, 2019, IDBD Board of Directors gave its approval to accept a commitment by Dolphin to make a capital contribution ("the Commitment"), whose main points are the following:

Dolphin irrevocably undertook the commitment to make capital contributions to IDBD for a total amount of NIS 210 in three equal annual payments (NIS 70 each) on September 2, in each of the years 2019-2021 ("Payments" and " payment dates", respectively). The aforementioned payments will be made in exchange for company shares or as a subordinated loan in similar terms to the subordinated loan that Dolphin advanced in the past to IDBD. On September 2, 2019, the first payment for NIS 70 million was made.

IDBD will have the right to demand an advance of a sum of up to NIS 40 on account of the second payment if it does not have the resources to finance Clal's third buyer (Note 4), subject to the approval of the Audit Committee and the Board of Directors.

IRSA committed unilaterally and irrevocably to transfer to Dolphin the amounts it needs to comply with the Commitment ("IRSA Commitment"). If Dolphin does not make the capital contributions in accordance with the Commitment, then Dolphin's rights in accordance with the IRSA Commitment will be automatically assigned to IDBD, and IDBD will have the right to act to carry out the IRSA Commitment.

The Commitment will automatically expire in each of the following cases: (a) if motions are filed to decree insolvency against IDBD (whether voluntarily or involuntarily filed) in the courts of Israel and they are valid in any of the Payment Dates, in which case the corresponding Payment Date will be postponed for a period of 90 days and the corresponding payment will be transferred to IDBD only if the procedures are cancelled during the mentioned period of 90 days. If the procedures for declaring insolvency are not cancelled within 90 days as mentioned above, the entire commitment will expire; (b) if an insolvency decree is given as set forth in section 3 of the Israel Insolvency and Economic Recovery Act, 5778-2018; and (c) a trustee, fiduciary, special manager or any officer of this type (temporary or permanent) is appointed in IDBD, or the court will issue a similar order (with respect to the insolvency of IDBD).

Repurchase of DIC debentures

On July 15, 2019, the Board of Directors of DIC approved the application of a plan for the repurchase of its debentures (Series F and Series J), until July 15, 2020, for a total amount of up to an additional NIS 200. The aforementioned repurchases will be made in accordance with market opportunities, in accordance with the dates, prices and scope determined by the management of DIC. During the month of July 2019, DIC made the repurchase of its debentures for an amount of NIS 300.

Advance payment of Ispro debentures

In August 2019, the Audit Committee and Ispro Board approved the full advance payment of the debentures (Series B), which were quoted in the TASE, the total amount was NIS 131. The early cancellation of these debentures will make Ispro an unlisted company for the TASE.

Sale of Clal shares

On August 28, 2019, the second buyer of the transaction described in Note 4.A. notified the decision to exercise the option for the remaining 3% at a price of NIS 50 per share for a total of NIS 83 million. These shares were delivered through a swap contract.

On September 3, 2019 IDBD concluded an agreement for the sale of an additional 6% of Clal shares, of which 1% will be collected in cash (approximately NIS 29) and the remaining 5% through the receipt of IDBD’s own debentures for a nominal value of approximately NIS 190 million. The agreed price of Clal share was NIS 52.5 and the discount value applied to the IDBD negotiable obligations was between 25% -21% discount with respect to the nominal value.

As a result of the aforementioned sales, at the time of closing, the holding of IDBD in Clal directly and through swap contracts will be reduced to 35.3%.

Security loan to IFISA

                On October 18, 2019, the Board of Directors of Cresud has approved the granting of a loan of 3,235,000 American Depositary Receipts (ADRs) of IRSA Inversiones y Representaciones Sociedad Anónima, held by the Company, to Inversiones Financieras del Sur S.A., a company controlled by the Company’s president. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with shares of equivalent value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Devaluation, debt restructure and forex exchange control

After June 30, 2019, the Argentine Peso has suffered a decrease in its value with respect to the US Dollar and other currencies close to 40%, the Company has estimated that the impact of the aforementioned devaluation on its net financial liabilities in foreign currency at June 30, 2019 (net of the tax effect) is a loss of Ps. 12,300. The positive impact related to the value of the assets that correlate with the dollar has not been estimated at the date of issuance of these financial statements because the calculations are performed through valuation methodologies (Note 9 of Investment Properties).

Through the Emergency Executive Branch Decree No. 609/2019, dated September 1, 2019, the Argentine government, until December 31, 2019, reinstated restrictions on the foreign exchange market, empowering the Banco Central de la República Argentina (the “Central Bank”) to impose restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market. In addition, certain transactions, as detailed below, involving the purchase and sale of foreign currency must be settled through the foreign exchange market where the Central Bank supervises the purchase and sale of foreign currency. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 6770, as amended, the Central Bank established certain restrictions and requirements applicable to certain foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

As of October 31, 2019, the main changes are the following:

Outflow and Inflow of Capital

Obligation for the settlement of funds through the foreign exchange market

General rules. Exports

Pursuant to Emergency Executive Decree No. 609/2019 any foreign currency derived from foreign trade must be settled through the foreign exchange market on the terms and conditions to be set forth by the Central Bank.

Pursuant to Communication “A” 6770, as amended, within 5 business days as of the date of the disbursement and collection of the funds abroad, corresponding to the payment of exportation of goods, advance payments of exports and foreign pre and post financing loans for exports, such funds must be settled through the foreign exchange market. Whenever such transactions are granted by a local entity, such settlement must be made upon disbursement of the relevant funds. In all cases, the due date for the settlement of the funds derived from exports shall be the shortest time between 5 business days and the date applicable to the specific good according to the current rules. Such funds shall be credited in a local bank account duly opened in favor of the client.

According to different regulations enacted by the Central Bank, it is allowed the application of payment for exports abroad for the cancellations of exporter’s debt in certain cases, such as:
a.
advance payments and pre and post financing loans for exports whenever the relevant funds received thereunder have already been settled through the foreign exchange market.
b.
financing of local financial entities to foreign importers regarding the export of local goods.
c.
financial loans related to agreements in force as of August 31, 2019, whose terms provide for interest payments using the flow of funds from exports abroad.

Services

Communication “A” 6770 sets forth that the payments in foreign currency received by residents for the export of services under the applicable rules must be settled through the foreign exchange market within five business days as of its collection abroad or locally or its deposit in foreign bank accounts.

Financial Indebtedness
In accordance with Communication “A” 6770, as amended, transactions arising from foreign financial indebtedness disbursed as from September 1, 2019 must be settled in the foreign exchange market and the transfer shall be deposited in a local bank account.

Exemptions to settlement of funds obligation

Communication “A” 6814 sets forth that no settlement of foreign currency funds will be required to residents: a) in connection with funds derived from exports of goods; b) in connection with funds derived from export of services; c) in connection with funds derived from the sale of non financial non productive assets; and/or d) as a condition to access to the foreign exchange market for repayment of foreign indebtedness. Always provided that all the following conditions are met:

(a)
The relevant funds are deposited in foreign currency bank accounts of the client located in Argentina.
(b)
The deposit mentioned in item (a) above is made within the applicable settlement term period.
(c)
The funds are simultaneously applied to transactions under which access to the foreign exchange control market is permitted, taking into consideration each of the transactional limit that may be applicable. In case the inflow of funds derives from a new foreign financial indebtedness and the same are applied to the prepayment of local foreign currency indebtedness with a financial entity, the average term of the new foreign financial indebtedness shall exceed the average term of the local foreign currency indebtedness subject to prepayment.
(d)
The implementation of this mechanism shall have a neutral effect from a tax standpoint.

Outflow of capital, including the availability of cash or cash equivalents

Formation of off-shore assets or guarantees and operational payments related to and derived from derivative transactions

Legal entities, local governments, mutual funds, trusts and other universalities incorporated in Argentina will require prior approval of the Central Bank to constitute foreign assets and create all types of guarantees related to derivative transactions.

Pursuant to Communication “A” 6815 dated October 28, 2019, resident natural persons must obtain prior approval from the Central Bank to constitute external assets, remit family aid and the formation of guarantees and operational payments related to derivative transactions, in case the total amount of the above-mentioned transactions exceeds the equivalent of US$ 200 per month in all entities licensed to operate in foreign exchange market of which only up to US$ 100 may be acquired in cash, otherwise, the transaction shall be carried out by debit to local accounts. Previously, such monthly limit amount was US$ 10,000, in accordance with Communication “A” 6770.

Access to the foreign exchange market for the formation of guarantees and operational payments related to interest rate coverage derivative contracts is permitted, prior fulfillment of reporting obligations established by the Central Bank, as applicable and whenever the risk covered thereunder does not exceed the underlined liability.

Outflow of funds for payment to non-residents

Payment of services

According to Communication “A” 6770, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services to non-residents whenever the parties involved are non related parties. Otherwise, prior approval of the Central Bank will be required. The access to the foreign exchange market requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

Payment of debts stemming from imports of goods and services
Prior approval from the Central Bank will be required to access the foreign exchange market for pre-payment of debt stemming from imports of goods and services.

Prior approval from the Central Bank is also applicable for access to the foreign exchange market to make payments of debts stemming from imports of goods with related companies abroad when the following requirements are met: a) the relevant debt is pending as of August 31, 2019 and b) the debt exceeds the equivalent of US$ 2 million per month per resident customer.

In the case of pre-payments for imports carried out with non-related companies abroad, the respective supporting documentation must be submitted and evidence of entry of goods must be filed within 90 calendar days of the access to the foreign exchange market and the recipient of the funds must be the foreign supplier.
Payment of profits and dividends

As from September 1, 2019, Communication “A” 6770 provides that prior approval of the Central Bank will be required to allow Argentine companies to transfer abroad profits and dividends.

Payment of foreign financial indebtedness

Communication “A” 6770 provides that foreign financial indebtedness may be paid through the foreign exchange market on the relevant due date subject to (i) prior settlement of the funds, as applicable, and (ii) prior fulfillment of reporting obligations established by the Central Bank.

In addition, prior approval of such entity will be required regarding any prepayment proposed to be made in excess of three days before the original maturity date. Pursuant to Communication “A” 6814, such prior approval will not be required in case the following conditions are met: (a) the prepayment is simultaneously made with funds resulting from the settlement of a new financial indebtedness disbursed as from October 17, 2019, (b) the average term of the new indebtedness exceeds the remaining average term of the indebtedness subject to prepayment, (c) the maturity date of the first capital payment under the new indebtedness shall not take place before the next capital payment to be made under the indebtedness subject to prepayment and (d) the amount of the first capital payment of the new indebtedness shall not exceed the amount of the next capital payment to be made under the indebtedness subject to prepayment.

Reporting Obligations

Under Communication “A” 6401, as amended, the Central Bank established on legal entities, mutual funds, trusts and other universalities incorporated in Argentina and on resident natural persons, the obligation to report about the holding of foreign assets and liabilities.

In addition, Communication ”A” 6815 set forth reporting obligations on entities licensed to operate in the foreign exchange market about foreign currency transactions that exceed the amount of USD 2,000,000 per day and per customer or transactions made directly by the such entities.

Access to the foreign exchange market for non-residents

Prior approval from the Central Bank will be required for non-residents to access the foreign exchange market in case of amounts greater than the equivalent of US$ 100 per month in all entities licensed to operate in foreign exchange transactions. Previously, such monthly limit amount was US$ 1,000 in accordance with Communication ”A” 6770.

Exempted from the limit on foreign currency purchase in the foreign exchange market are, among others, (a) transactions made by international organizations and institutions that operate as official export credit agencies; (b) transactions made by diplomatic and consular representations as well as diplomatic personnel accredited in Argentina for transfers made in the exercise of their functions; and (c) transactions made by Argentine representations/agencies of courts, authorities, offices, special missions, commissions or bilateral bodies established by treaties or international agreements, to which Argentina is a party, to the extent that the transfers are made in the exercise of their functions.

Repayment of foreign currency debt between residents

Access to the foreign exchange market for the repayment of debts and other foreign currency obligations of residents, entered into as from September 1, 2019, is banned.

Access to the foreign exchange market is granted, at maturity, in case of foreign currency obligations between residents that are recorded in an official registry or have been entered into by way of public deed as of August 30, 2019.

Exchange and arbitrage transactions

Exchange and arbitrage transactions may be carried out with customers without prior approval from the Central Bank to the extent that, if implemented as individual transactions going through pesos, they may be conducted without such approval in accordance with the provisions of Communication “A” 6770 of the Central Bank, as amended.

Pursuant to Communication A 6815, cash extractions abroad may be carried out by debit to local bank accounts denominated in foreign currency held by the customer performing the transaction.

Cresud Shareholders’ Meeting

Cresud Shareholders’ Meeting, held on October 30, 2019, approved among others: (i) the absorption of the accumulated net losses as of June 30, 2019 against the special reserve and the Special reserve Related to CNV General Resolution N° 609/12 and (ii) the distribution of up to 13 million treasury shares.

On the other hand, it resolved to:
-
Increase the capital stock of the Company for a total amount of up to a nominal value of 180 million, and up to 180 million ordinary shares of Ps.1 nominal value and one vote per share (equivalent to 33.49% of the current capital stock).
-
Implement an incentive plan to employees, management and Directors of the Company for up to 1% of the capital stock of the Company.
-
Empower the Board of Directors to implement the above mentioned decisions.