Form 20-F/A
period 2019-06-30
CRESUD INC
filed 2020-01-06
CIK 1034957

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Cresud Sociedad Anonima Comercial Inmobiliaria Financiera y Agropecuaria (“CRESUD” the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2019, originally filed with the U.S. Securities Exchange Commission on October 31, 2019 (the “Original Filing”). The Company is filing this Amendment solely for purposes of amending the disclosure relating to the independent directors of the Company.

This Amendment consists solely of the cover page and this explanatory note. Except as described above, this Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on October 31, 2019. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are managed by a board of directors. Our bylaws provide that our Board of Directors shall consist of a minimum of three and a maximum of fifteen regular directors and the same or less numbers of alternate directors. Currently, our board is composed by twelve regular directors and three alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders usually for a three-year term, provided, however, that of the board of directors is elected each year. The directors and alternate directors may be re-elected indefinitely.
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

Our current board of directors was elected at the shareholders’ meetings held on October 31, 2017, October 29, 2018 and October 30, 2019 for terms expiring in the years 2020, 2021 and 2022, respectively. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo Sergio Elsztain	01/26/1960	Chairman	06/30/2020	10/31/2017	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/2020	10/31/2017	1994
Alejandro Gustavo Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/2022	10/30/2019	1994
Gabriel A.G. Reznik	11/18/1958	Regular Director	06/30/2021	10/29/2018	2003
Jorge Oscar Fernández	01/08/1939	Regular Director	06/30/2021	10/29/2018	2003
Fernando Adrián Elsztain	01/04/1961	Regular Director	06/30/2022	10/30/2019	2004
Pedro Damasco Labaqui Palacio	02/22/1943	Regular Director	06/30/2021	10/29/2018	2006
Daniel E. Mellicovsky	01/17/1948	Regular Director	06/30/2020	10/31/2017	2008
Alejandro Gustavo Casaretto	10/15/1952	Regular Director	06/30/2020	10/31/2017	2008
Liliana Glikin	03/29/1953	Regular Director	06/30/2022	10/30/2019	2019
Hector Rogelio Torres	12/30/1954	Regular Director	06/30/2022	10/30/2019	2019
Alejandro Mario Bartolome	09/12/1954	Regular Director	06/30/2022	10/30/2019	2019
Gastón Armando Lernoud	06/04/1968	Alternate Director	06/30/2020	10/31/2017	1999
Enrique Antonini	03/16/1950	Alternate Director	06/30/2022	10/30/2019	2007
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/2022	10/30/2019	2007

(1) The business address of our management is Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.

(2) Term expires at the annual ordinary shareholders’ meeting.

Liliana Glikin, Hector Rogelio Torres and Alejandro Mario Bartolome qualify as independent, in accordance with the CNV Rules.

Item 19. Exhibits

Documents filed as exhibits to this Amendment No. 1:

Exhibit No.	Description of Exhibit
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F on its behalf.

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

Date January 6, 2020	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer