Form 20-F
period 2020-06-30
CRESUD INC
filed 2020-11-16
CIK 1034957

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2020

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

Moreno 877, 24th Floor,

(C1091AAQ) City of Buenos Aires, Argentina

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	TradingSymbols	Name of each exchange on which registered

American Depositary Shares (ADSs), each representing ten shares of Common Stock	CRESY	Nasdaq National Market of the Nasdaq Stock Market
Common Stock, par value ARS 1.00 per share	CRESY	Nasdaq National Market of the Nasdaq Stock Market*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Emerging growth company ☐

 If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	David L.Williams
Jaime Mercado
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Ciudad Autónoma de Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10019

SUMMARY OF RISK FACTORS

An investment in our American Depositary Shares (“ADSs”) and common shares is subject to a number of risks, including risks relating to Argentina, Brazil, other countries where we operate, our agricultural business, IRSA’s business in Argentina, our investment in Banco Hipotecario, our business in the United States, our Operations Center in Israel and our ADSs and common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Argentina, Brazil and other Countries Where We Operate

●
The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations.

●
Governments in the countries where we operate or intend to operate exercise significant influence over their economies.

●
Continuing high rates of inflation, uncertainty with regard to other economic indicators and a depreciation of the currencies of the countries in which we operate may have an adverse effect on the economy and our business, financial condition and results of operations.

●
Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

●
The imposition of restrictions on acquisitions of agricultural properties by foreign nationals may materially restrict the development of our business and significant environmental regulation may significantly increase our expenses.

Risks Relating to Our Agricultural Business

●
Fluctuation in market prices for our agriculture products could adversely affect our financial condition and results of operations.

●
Unpredictable weather conditions, pest infestations and diseases may have an adverse impact on our crop yields and cattle production. We may be exposed to material losses due to volatile crop prices since a significant portion of our production is not hedged, and exposed to crop price risk.

●
Worldwide competition in the markets for our products could adversely affect our business and results of operations.

●
Our internal processes and controls might not be sufficient to comply with the extensive environmental regulation and current or future environmental regulations could prevent us from fully developing our land affect its operations and ability to pay its debt as it becomes Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

Risks Relating to IRSA’s Business in Argentina

●
Disease outbreaks or other public health concerns could reduce traffic in IRSA’s shopping malls.

●
IRSA is subject to risks inherent to the operation of shopping malls that may affect its profitability. The loss of tenants or the failure of tenants to comply with the terms of their leases could adversely affect IRSA’s operating revenues and value of our properties.

●
The increasingly competitive real estate sector in Argentina may adversely affect IRSA’s ability to rent or sell office space and other real estate.

●
IRSA’s level of debt may adversely affect its operations and ability to pay its debt as it becomes due.

  i

Risks Relating to IRSA’s Investment in Banco Hipotecario

●
COVID-19 may negatively impact the operations and financial situation of Banco Hipotecario.

●
The short-term structure of Banco Hipotecario’s deposit base could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

●
Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

Risks Relating to IRSA’s Operations Center in Israel

●
IDB Development Corporation Ltd. (“IDBD”) was declared insolvent and is in process of liquidation.

●
Capital contributions to IDBD and  any such capital contributions may be subject to claims by creditors.

Risks Relating to our ADSs and Common Shares

●
Common shares eligible for sale could adversely affect the price of our common shares and ADSs.

●
If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

●
We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

●
Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

●
If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. holders of our common shares or ADSs would suffer negative consequences.

●
Holders of the ADS may be unable to exercise voting rights with respect to the common shares underlying their ADSs.

●
Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions and our ability to pay dividends is limited by law and our by-laws.

●
Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the ADSs.

●
You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your ADSs.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under “Risk Factors,” “Information on the Company” and “Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

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

●
inflation and deflation;

●
ongoing economic impacts of the COVID-19 pandemic on the Argentine economy;

●
measures adopted by the Argentina Government in response to the COVID-19 pandemic;

●
impact on our business of the COVID-19 pandemic;

●
economic consequences of the pandemic and the related impact on our buinsess and financial condition;

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

●
incidents of government corruption that adversely impact the development of our real estate projects;

●
fluctuations and declines in the exchange rate of the peso, the U.S. dollar against other currencies; and

●
risks related to our investment in Israel; and

●
the risk factors discussed under “Risk Factors.”

You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” “could,” “target,” “projects,” “contemplates,” “potential,” “continue” or similar expressions. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future.

AVAILABLE INFORMATION

We file annual and current reports and other information with the United States Securities and Exchange Commission (“SEC”). You may obtain any report, information or other document we file electronically with the SEC at the SEC’s website (http://www.sec.gov) or at our website (http://www.cresud.com.ar). The information contained in our website does not form part of this annual report.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report (the “Annual Report”), references to “Cresud,” the “Company,” “we,” “us” and “our” means Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to Cresud and not to its subsidiaries.

The terms “Argentine government” and “government” refer to the federal government of Argentina, the terms “Central Bank” ans “BCRA” refer to the Banco Central de la República Argentina (the Argentine Central Bank), the terms “CNV” and “CNV Rules” refer to the Comisión Nacional de Valores (the Argentine National Securities Commission) and the rules issued by the CNV, respectively. In this annual report, when we refer to “peso,” “pesos” or “ARS” we mean Argentine pesos, the legal currency of Argentina; when we refer to “U.S. dollar,” “U.S. dollars” or “USD” we mean United States dollars, the legal currency of the United States; when we refer to “Real,” “Reals,” “Rs.” or “BRL” we mean Brazilian Real, the legal currency Brazil; and when we refer to “shekels” or “NIS” we mean Israeli new shekels, the legal currency of Israel.

References to “ADSs” are to the American Depositary Shares, each representing 10 shares of our common stock, issued pursuant to the deposit agreement, dated as of March 18, 1997 (the “deposit agreement”), between us, The Bank of New York, as depositary (the “ADS Depositary”), and the owners and holders of the ADRs issued from time to time thereunder, and references to “ADRs” are to the American Depositary Receipts, which represent the ADSs.

Financial Statements

We prepare and maintain our financial books and records in pesos and in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and the CNV Rules. Our fiscal year begins on July 1 and ends on June 30 of each year.

Our audited consolidated financial statements as of June 30, 2020 and 2019 and for the years ended June 30, 2020, 2019 and 2018, and the notes thereto (our “Audited Consolidated Financial Statements”) are set forth on pages F-1 through F- 113 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on September 25, 2020 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Functional and Presentation Currency; Adjustment for Inflation

Our functional and presentation currency is the peso, and our Audited Consolidated Financial Statements included in this Annual Report are presented in pesos.

IAS 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the financial statements, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information of the financial statements.

In order to conclude that an economy is “hyperinflationary,” IAS 29 outlines a series of factors, including the existence of an accumulated inflation rate in three years that is approximately or exceeds 100%. As of July 1, 2018, Argentina reported a cumulative three-year inflation rate greater than 100% and therefore financial information published as from that date should be adjusted for inflation in accordance with IAS 29. Therefore, our Audited Consolidated Financial Statements and the financial information included in this Annual Report have been stated in terms of the measuring unit current at the end of the reporting year. For more information, see section “Financial Statements” above and Note 2.1 to our Audited Consolidated Financial Statements.

  v

Effective July 1, 2019, we adopted IFRS 16 “Leases” which establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset. The standard allows excluding the short-term contracts (under 12 months) and those in which the underlying asset has low value, such option has been adopted by the Company. Likewise, the Company has opted to recognize as consideration for the right of use, the amount of ARS 16,797 million as lease liabilities. The commitments under operating leases reported in Audited Consolidated Financial Statements as of June 30, 2019, amounted to ARS 18,395 million (such difference mainly corresponds to the effect of the discount from future payments and the excluded short-term contracts).

Additionally, in accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the participation in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28. We opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

See Note 2.2 to our Audited Consolidated Financial Statements for a more comprehensive discussion of the effects of the adoption of these new standards.

Financial Information of our Subsidiaries in Israel

IDB Development Corporation Ltd. (“IDBD”) and Discount Investment Corporation (“DIC”), our principal subsidiaries in the Operations Center in Israel, report their quarterly and annual results following Israeli regulations, whose filing deadlines fall after the filing deadlines in Argentina. In addition, IDBD and DIC’s fiscal year-ends differ from our fiscal year-end, consequently, we consolidate the results of operations from IDBD and DIC on a three-month lag basis adjusted for the effects of any significant transactions taking place within such period. As such, our audited consolidated statement of income and other comprehensive income for the fiscal year ended June 30, 2020 includes the results of IDBD and DIC for the twelve-month period from April 1, 2019 to March 31, 2020, adjusted for the significant transactions that occurred between April 1, 2020 and June 30, 2020.

IDBD and DIC have certain restrictions and financial agreements in relation to their financial debt, including their bonds and loans with banks and financial institutions. Regarding IDBD's financial position, its cash flow and its ability to meet its financial debt commitments, the following should be considered:

 As of June 30, 2020, IDBD had a deficit in shareholders’ equity, ongoing negative cash flows from continuing operating activities and a low credit rating, which circumstance may cast significant doubt about IDBD’s ability to continue operating as a going concern. IDBD’s cash flow required to meet its liabilities, including short-term liabilities is based on the realization of assets which the realization date is not under IDBD’s control. These assets include the current price of Clal’s shares and the impact thereof on swap transaction deposits and the fact that IDBD shall receive, among others, the proceeds from the sale of private investments which are directly owned by IDBD.

As of June 30, 2020, the aggregate principal amount of the (i) IDBD Series 9 Bonds was NIS 901 million (“Series 9”), (ii) IDBD Series 14 Bonds was NIS 889 million collateralized by DIC shares owned directly or indirectly by IDBD representing 70% of the share capital of DIC (“Series 14”), (iii) IDBD Series 15 Bonds was NIS 238 million collateralized by shares of Clal representing 5% of the share capital of Clal (“Series 15”).

 In July 2019 and in June 2020, each of debenture holders (Series 9 and Series 14) and debenture holders (Series 15), respectively, decided to appoint a representative and legal and economic advisor, inter alia, in order to maintain contact with IDBD and / or third parties and to examine proposals that will be presented to the bondholders in connection with the repayment of IDBD's obligations towards the bondholders and to evaluate IDBD’s financial position and the remedies which may be available to the debenture holders.

In June 2020, general meetings of the holders of IDBD's debentures were convened (all of the series, each series separately), where a resolution on the agenda was not to convene a general meeting on the agenda of which would be the making of the debentures repayable immediately. The meetings of the debenture holders (Series 9 and Series 15), each decided to pass the said resolution; The meeting of the debenture holders (Series 14), decided not to pass the said resolution, and a later stage to instruct the trustee for debenture holders (Series 14) to postpone the date of the said meeting to September 17, 2020;

 In July 2020, Dolphin Netherlands and the controlling interest therein, Mr. Eduardo Elsztain committed vis-à-vis the generality of the debenture holders in IDBD, that subject to defined terms and conditions, during a certain period of time, some transactions will not be executed and/or initiated and/or promoted, and that subject to the provisions of the law, the power of control in corporations that are controlled by the controlling interest in IDBD will not be operated in order to promote any of those actions, unless notification has been delivered in writing to the trustees for debenture holders (Series 9, 14 and 15), at least 14 business days in advance.

On August 31, 2019, IDBD 's Audit Committee and the Board of Directors approved the acceptance of an irrevocable commitment by Dolphin Netherlands B.V. (“Dolphin Netherland”), the controlling interest in IDBD, to make capital injections into IDBD in an overall amount of NIS 210 million, in three equal annual payments on September 2 in each of the years 2019 to 2021, which would be made in consideration for shares in IDBD or as a subordinated loan on similar terms to the subordinated loans that had been provided by the controlling interest.

In August 2020, IDBD received a letter from Dolphin Netherlands stating, inter alia, that given the fact that some of IDBD's bondholders are expected to include in their agenda for the bondholder's meetings, a proposal to make the outstanding balances of their bonds immediately due and payable, in preparation for the additional inflow of NIS 70 million scheduled for September 2, 2020, Dolphin Netherlands would examine its undertaking towards IDBD, taking into account the questions that arise from IDBD’s bondholders conducts and intentions. To the said Dolphin Netherlands' letter was attached a letter from IRSA to Dolphin Netherlands, according to which, among other things, IRSA will consider the validity of its undertaking to Dolphin Netherlands to transfer to it (in accordance with Dolphin Netherlands request) the amounts required for Dolphin Netherlands to meet its commitment to carry out the capital injections into IDBD on September 2, 2020, as aforementioned.

IDBD responded to Dolphin Netherlands’ and IRSA’s letters, noting that, among other things, Dolphin Netherlands' commitment (dated August 29, 2019) towards IDBD is binding and irrevocable, and that there is no basis for not making the capital injections into IDBD, due to other events related to IDBD’s bondholders, which do not fall within the scope of the events listed in the wording of the commitment as expropriating the validity of Dolphin Netherlands' commitment. In addition, it was also mentioned in IDBD’s response letter, that failure to make the payments into IDBD is not acceptable and will leave IDBD with no other choice than to use all its power and rights according to the law to enforce Dolphin Netherlands' commitment as well as IRSA’s undertaking.

Following the above mentioned, on September 13, 2020, IDBD submitted a statement of claim against Dolphin Netherlands and against IRSA, in which it has sought to require them to pay it an amount of NIS 70 million (with the addition of linkage differentials and interest in accordance with the law). In tandem with the submission of the lawsuit, as aforesaid, IDBD submitted an urgent petition for placing temporary attachments (in the presence of one party) on Dolphin Netherlands and IRSA (which was not accepted by the Court in the presence of one party and which has been passed on for the respondents to respond to the petition).

On June 2, 2020, IDBD received a draft proposal from Dolphin IL for IDBD and for the trustees for IDBD’s debentures (Series 9, 14 and 15) for the strengthening of IDBD 's capital structure, by way of an arrangement between Dolphin, IDBD and the debenture holders, based on an economic contribution to IDBD on Dolphin IL's part, together with a full or partial (as the case may be) redemption of the generality of IDBD's debentures; On June 21, 2020, IDBD received an updated proposal in relation to the abovementioned proposal and on June 28, 2020, Dolphin IL approached each of the trustees for the debentures with a request to put said proposal, with slight amendments, on the agenda of meetings of the debenture holders.

On July 6, 2020, the Meeting of debenture holders (Series 9) decided to order the trustee for debenture holders (Series 9) not to accept Dolphin IL's offer; On July 7, 2020, the Meeting of the debenture holders (Series 14) decided to negotiate for a fixed period of one month in connection with Dolphin IL's proposal, and on July 8, 2020, the Meeting of debenture holders (Series 15) made a similar decision.

On September 2, 2020 IDBD received an updated offer from Dolphin IL which was addressed to it and to IDBD’s debenture holders (Series 9, 14 and 15); On September 9, 2020, Dolphin IL updated the commercial terms of its proposal for debenture holders (Series 9), and on September 16, 2020, IDBD received binding offers to debenture holders (Series 14) and debenture holders (Series 15), for the purchase of DIC shares pledged in favor of debenture holders (Series 14) of IDBD, as part of an agreed realization process.

As no agreement has been reached, on September 17, 2020, the Series 9 trustee submitted to the District Court in Tel-Aviv-Jaffa (the "Court") a petition to grant an order for the opening of proceedings for IDBD pursuant to the Insolvency and Economic Rehabilitation Law, 5778 – 2018 and to instruct the appointment of a trustee for IDBD pursuant to Section 43 and to grant the trustee any and all authority over the decision making of IDBD.

On September 21, 2020, the Series 14 bond holders approved the immediate fully payment of the remaining balances of such serie.

On September 22, 2020, IDBD and Dolphin Netherlands B.V. submitted an initial response to the Petition, arguing that it is in the best interest of IDBD and its creditors to exhaust the negotiations among the controlling shareholder and its creditors during a short period with the aim to maximize the value of its assets, avoid costs and additional negative effects.

In addition, responses by the Series 14 trustee and the Series 15 trustee were filed requesting the enforcement of liens and the appointment of a receiver as well as an urgent hearing, which was scheduled for September 24, 2020.

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believe that, as from September 25, 2020, IRSA lost control over IDBD and DIC (as this term is defined by IFRS 10). Accordingly, our investment in IDBD and DIC will be deconsolidated in our financial statements as of and for the three-month period ended September 30, 2020.

 As of the date of this Annual Report, we are analyzing together with our local and international advisors the judicial decision, alternatives and course of action. For more information see “IRSA´s Recent Developments - Corporate Information: IDBD”.

Organizational Structure

As of June 30, 2020, the Company had two business lines to manage its global business, which we refer to in this Annual Peport as “Agricultural Business” and “Urban Properties and Investments Business” derived from our subsidiary IRSA, which is in turn subdivided into two operations centers which we refer as the “Operations Center in Argentina” and the “Operations Center in Israel.”

(i)
See “—Financial Information of our Subsidiaries in Operation Center in Israel.”

Currency Translations

We have translated some of the peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise requires, the rate used to convert peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 70.4600 per USD 1.00 for information provided as of June 30, 2020. The average seller exchange rate for fiscal year 2020, quoted by Banco de la Nación Argentina was ARS 59.5343. The U.S. dollar-equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed as implying that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 79.7500 per USD1.00 as of November 13, 2020. See “Local Exchange Market and Exchange Rates” and “Risk Factors—Risks relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations.”

We have also translated certain NIS amounts into U.S. dollars at the offer exchange rate for June 30, 2020 which was NIS 3.4619 per USD 1.00. We make no representation that the peso, NIS or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates.”

Market Share Data

Information regarding market share in a specified region or area is based on data compiled by us from internal sources and from publications such as Bloomberg, the International Council of Shopping Centers, the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers), and the INDEC.

  x

Certain Measurements

In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report (e.g., gross leasable area of buildings (“GLA” or “gross leasable area”), and size of undeveloped land) are expressed in terms of square meters (“sqm” and “m2”). One square meter is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 square meters and to approximately 2.47 acres.

In Argentina the standard measure of weight are the tons (“Tons,” “tons” or “Tns”) and kilograms (“kg” or “kgs”), while in the United States and certain other jurisdictions the standard measure of weight are the pound or the bushel. A metric ton is equal to 1,000 kilograms. A kilogram is equal to approximately 2.2 pounds. A metric ton of wheat is equal to approximately 36.74 bushels. A metric ton of corn is equal to approximately 39.37 bushels. A metric ton of soybean is equal to approximately 36.74 bushels. One kilogram of live weight cattle is equal to approximately 0.5 to 0.6 kilogram of carcass (meat and bones).

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

Item 2. Offer Statistics and Expected Timetable

This item is not applicable.

Item 3. Key Information

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected financial data as of June 30, 2020, 2019 and 2018 and for the fiscal years ended June 30, 2020, 2019, 2018 and 2017. The selected consolidated statement of income and other comprehensive income data and the selected consolidated statement of cash flow data for the fiscal years ended June 30, 2020, 2019 and 2018 and the selected consolidated statement of financial position data as of June 30, 2020 and 2019 have been prepared in accordance with IFRS, as issued by the IASB, and CNV Rules, and have been derived from our Audited Consolidated Financial Statements included in this Annual Report.

The summary consolidated statement of income and other comprehensive income and cash flow data for the fiscal year ended June 30, 2017 and the summary consolidated statement of financial position data as of June 30, 2018 have been restated pursuant to IAS 29 to reflect the effect of hyperinflation in Argentina. As a result of such restatement, the selected financial information included in this Annual Report differ from previously reported financial information.

The summary financial data as of June 30, 2017 and 2016 and for the fiscal year ended June 30, 2016 has not been presented as these cannot be provided on a restated basis without unreasonable effort or expense. See “Presentation of Financial and Other Information—Functional and Presentation Currency,” “Risk Factors—Risk Related to Argentina,” “Operating and Financial Review and Prospects—Results of Operations— Effects of Changes in Inflation” and Note 2 to our Audited Consolidated Financial Statements.

You should read the information below in conjunction with our Audited Consolidated Financial Statements, including the notes thereto.

In the following table, we have translated peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2020, quoted by the Banco de la Nación Argentina, which was ARS 70.4600 per USD 1.00. The average of the seller exchange rate for the fiscal year 2020, quoted by Banco de la Nación Argentina was ARS 59.5343. We make no representation that these peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates” and “Risk Factors—Risks Relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations.” For more information see “Operating and Financial Review and Prospects—Factors Affecting Comparability of our Results”

	For the fiscal year ended June 30,
	2020 (i)(ii)	2020	2019	2018	2017
CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME DATA	in millions of	in millions of ARS
	USD	(except per share data)

Revenues	1,721	121,256	110,741	93,266	91,254
Costs	(1,192)	(83,971)	(75,384)	(62,078)	(60,302)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	40	2,827	2,305	1,674	253
Changes in the net realizable value of agricultural products after harvest	9	657	(43)	532	(360)
Gross profit	578	40,769	37,619	33,394	30,845
Net gain from fair value adjustment of investment properties	440	30,992	(37,746)	18,971	(5,259)
Gain from disposal of farmlands	12	838	665	1,656	630
General and administrative expenses	(174)	(12,267)	(12,152)	(10,876)	(11,057)
Selling expenses	(232)	(16,348)	(13,976)	(13,489)	(14,089)
Impairment of associates	(35)	(2,470)	-	-	-
Other operating results, net	39	2,77	1,101	3,657	(567)
Management fees	(3)	(211)	-	(1,456)	(619)
Profit / (loss) from operations	625	44,073	(24,489)	31,857	(116)
Share of profit of associates and joint ventures	123	8,662	(7,328)	(3,452)	(1,366)
Profit / (loss) before financial results and income tax	748	52,735	(31,817)	28,405	(1,482)
Finance income	21	1,463	1,775	1,476	1,630
Finance cost	(365)	(25,683)	(22,571)	(26,377)	(20,173)
Other financial results	(265)	(18,667)	(5,981)	(22,168)	13,249
Inflation adjustment	3	177	(457)	(321)	(3,445)
Financial results, Net	(606)	(42,710)	(15,272)	(47,390)	(8,739)
Profit / (loss) before income tax	142	10,025	(47,089)	(18,985)	(10,221)
Income tax	(115)	(8,107)	(780)	9,964	(2,087)
Profit / (loss) for the fiscal year from continuing operations	27	1,918	(47,869)	(9,021)	(12,308)
Profit for the period from discontinued operations	257	18,085	7,140	36,441	17,485
Profit / (loss) for the fiscal year	284	20,003	(40,729)	27,420	5,177

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	74	5,232	-3,113	6,417	8,093
	-	-	-	-	-
Revaluation surplus	9	614	1,111	316	-
Change in the fair value of hedging instruments net of income taxes	(1)	(102)	19	(40)	412
Items that may not be reclassified subsequently to profit or loss:

Actuarial loss from defined benefit plans	(2)	(137)	(66)	(60)	(26)
Other comprehensive income / (loss) for the year from continuing operations	80	5,607	(2,049)	6,633	8,479
Other comprehensive income / (loss) for the year from discontinued operations	82	5,810	1,245	10,059	(2,692)
Total other comprehensive income for the year	162	11,417	(804)	16,692	5,787
Total comprehensive income / (loss) for the year	446	31,420	(41,533)	44,112	10,964
Total comprehensive income / (loss) from continuing operations	107	7,525	(49,918)	(2,389)	(3,832)
Total comprehensive income from discontinued operations	339	23,895	8,385	46,501	14,796
Total comprehensive income / (loss) for the year	446	31,420	(41,533)	44,112	10,964
Profit / (loss) of the year attributable to:
Equity holders of the parent	56	3,929	(26,796)	6,106	(892)
Non-controlling interest	228	16,074	(13,933)	21,314	6,069
Loss from continuing operations attributable to:
Equity holders of the parent	(34)	(2,368)	(28,334)	(9,492)	(3,096)
Non-controlling interest	61	4,286	(19,535)	471	(9,212)
Total comprehensive income attributable to:
Equity holders of the parent	34	2,421	(27,078)	5,775	1,436
Non-controlling interest	412	28,999	(14,455)	38,337	9,528

	Fiscal year ended June 30, 2020 (i)(ii)	Fiscal year ended June 30, 2020	Fiscal year ended June 30, 2019	Fiscal year ended June 30, 2018
Consolidated Statements of Financial Position	in millions of	in millions of ARS
	USD	(except per share data)
ASSETS
Non-current assets
Investment properties	3,267	230,167	335,016	363,675
Property, plant and equipment	851	59,956	54,106	52,073
Trading properties	69	4,856	7,855	14,801
Intangible assets	400	28,192	26,018	27,996
Right-of-use assets	311	21,928	-	-
Biological assets	25	1,759	1,805	2,012
Other assets	-	-	31	417
Investments in associates and joint ventures	1,066	75,128	44,870	58,192
Deferred income tax assets	13	927	772	2,610
Income tax and minimum presumed income tax (“MPIT”) credits	1	63	273	1,006
Restricted assets	27	1,936	4,547	4,842
Trade and other receivables	388	27,326	21,730	20,298
Investment in financial assets	50	3,515	4,129	3,815
Financial assets held for sale	-	-	5,972	17,317
Derivative financial instruments	2	164	153	67
Total non-current assets	6,470	455,917	507,277	569,121
Current assets
Trading properties	33	2,316	523	7,285
Right-of-use assets	-	-	-	-
Biological assets	39	2,773	3,795	2,030
Inventories	129	9,070	6,403	5,250
Restricted assets	88	6,209	6,261	9,446
Income tax and minimum presumed income tax (“MPIT”) credits	4	306	559	888
Groups of assets held for sale	622	43,816	11,498	11,544
Trade and other receivables	620	43,717	38,452	38,270
Investment in financial assets	258	18,192	45,134	56,998
Financial assets held for sale	48	3,377	16,666	9,930
Derivative financial instruments	5	321	162	344
Cash and cash equivalents	1,432	100,926	89,304	85,938
Total current assets	3,278	231,023	218,757	227,923
TOTAL ASSETS	9,748	686,940	726,034	797,044
SHAREHOLDERS’ EQUITY
Share capital	7	499	486	482
Treasury shares	-	3	16	20
Inflation adjustment of share capital and treasury shares	139	9,786	9,786	9,786
Share premium	150	10,592	10,592	10,592
Additional paid-in capital from treasury shares	1	90	91	91
Legal reserve	5	373	373	373
Special reserve	11	770	5,179	5,179
Other reserves	14	1,006	36,427	6,124
Retained earnings	29	2,040	(38,908)	20,589
Equity attributable to equity holders of the parent	356	25,159	24,042	53,236
Non-controlling interest	1,377	96,994	103,159	123,218
TOTAL SHAREHOLDERS’ EQUITY	1,733	122,153	127,201	176,454
LIABILITIES
Non-current liabilities
Borrowings	4,548	320,418	397,414	416,820
Deferred income tax liabilities	702	49,469	57,192	59,963
Trade and other payables	41	2,986	2,830	8,241
Provisions	44	3,091	11,478	7,931
Employee benefits	6	447	189	244
Income tax and minimum presumed income tax ("MPIT") liabilities	-	-	-	-
Derivative financial instruments	216	15,194	-	-
Lease liabilities	1	74	1,470	89
Payroll and social security liabilities	4	247	197	169
Total non-current liabilities	5,562	391,926	470,770	493,457
Current liabilities
Trade and other payables	508	35,823	32,299	40,057
Borrowings	1,396	98,389	80,384	71,336
Provisions	35	2,443	2,477	2,355
Group of liabilities held for sale	336	23,649	8,137	7,210
Payroll and social security liabilities	66	4,685	3,802	4,154
Income tax and MPIT liabilities	12	824	699	1,324
Lease liabilities	80	5,661	-	-
Derivative financial instruments	20	1,387	265	697
Total Current liabilities	2,453	172,861	128,063	127,133
TOTAL LIABILITIES	8,015	564,787	598,833	620,590
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	9,748	686,940	726,034	797,044

	For the fiscal year ended June 30,
	2020	2020	2019	2018	2017
Consolidated Statements of Cash Flows	in millions of	in millions of ARS
	USD(i)(ii)	(except per share data)

Net cash generated from operating activities	507	35,734	25,546	24,150	23,649
Net cash generated from / (used in) investing activities	572	40,311	10,552	(31,553)	(6,623)
Net cash used in financing activities	(1,031)	(72,624)	(25,735)	(4,009)	6,066
Net increase / (decrease) in cash and cash equivalents	49	3,421	10,363	(11,412)	23,092
Cash and cash equivalents at beginning of the year	1,267	89,304	85,938	73,012	48,168
Cash and cash equivalents at the end of the year	1,432	100,926	89,304	85,938	73,012

	For the fiscal year ended June 30,
	2020	2020	2019	2018
	USD	in millions of ARS (except per share data)
Basic net income per share (1)	(0.112)	(7.867)	(54.790)	12.290
Diluted net income per share (2)	(0.108)	(7.634)	(54.790)	11.820
Basic net income per ADS (1)(3)	(1.117)	(78.670)	(547.900)	122.900
Diluted net income per ADS (2)(3)	(1.083)	(76.340)	(547.900)	118.200
Capital stock	7	502	502	502
Number of common shares	501,642,804	501,642,804	501,642,804	501,642,804
Weighted – average number of common shares outstanding	493,808,696	493,808,696	489,067,648	496,687,276
Diluted weighted – average number of common shares (5)	513,044,949	513,044,949	508,783,905	516,403,816
Dividends paid	(28)	(1,997)	(2,138)	(4,363)
Dividends per share	(0.06)	(4.04)	(4.37)	(8.78)
Dividends per ADS (3)	(0.57)	(40.44)	(43.72)	(87.84)
Depreciation and amortization	253	17,797	11,405	10,241
Capital expenditure	174	12,28	20,642	22,741
Working Capital	825	58,162	90,694	100,79
Gross margin	0.33	0.33	0.33	0.35
Operating margin	0.36	0.36	(0.22)	0.34
Net margin	0.16	0.16	(0.36)	0.29
Ratio of current assets to current liabilities	1.34	1.34	1.71	1.79
Ratio of shareholders’ equity to total liabilities	0.22	0.22	0.21	0.28
Ratio of non current assets to total assets	0.66	0.66	0.70	0.71
Ratio of “Return on Equity” – ROE	0.16	0.16	(0.27)	N/A.

(i)
Totals may not sum due to rounding.
(ii)
Solely for the convenience of the reader we have translated peso amounts into U.S. dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of June 30, 2020, which was ARS 70.4600 per USD 1.00. The average seller exchange rate for the fiscal year 2020, quoted by Banco de la Nación Argentina was ARS 59.6343. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 79.7500 per USD 1.00 as of November 13, 2020. We make no representation that the peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates.” Totals may not sum due to rounding.

(1)	Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period,
(2)
Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming the total conversion of outstanding notes and exercise of outstanding options, Due to the loss for the year 2019, there is no diluted effect on this result,

(3)	Determined by multiplying per share amounts by ten (one ADS equals ten common shares),

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

 The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2018	28.8000	16.7500	19.4388	28.8000
June 30, 2019	45.8700	27.1600	37.8373	42.3630
June 30, 2020	70.3600	41.5000	59.5343	70.3600
Month ended:
July 31, 2020	72.2200	70.4200	71.3795	72.2200
August 31, 2020	74.0800	72.4200	73.1980	74.0800
September 30, 2020	76.0800	74.1500	75.1036	76.0800
October 30, 2020	78.2200	76.1500	77.4843	78.2200
November (through November 13, 2020)	79.6500	78.5900	79.1589	79.6500
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

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2018	3.6573	3.3902	3.5275	3.6573
June 30, 2019	3.7767	3.5597	3.6443	3.5700
June 30, 2020	3.8224	3.4166	3.5072	3.4643
Month ended:
July 31, 2020	3.4595	3.4030	3.4425	3.4038
August 31, 2020	3.4160	3.3528	3.3993	3.3528
September 30, 2020	3.4787	3.3617	3.4226	3.4258
October 2020	3.4322	3.3750	3.3948	3.4059
November 2020 (through November 13, 2020)	3.4118	3.3676	3.3835	3.3690

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

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This section is not applicable.

D. RISK FACTORS

You should carefully consider the risks described below, in addition to the other information contained in this Annual Report, before making an investment decision. We also may face additional risks and uncertainties not currently known to us, or which as of the date of this annual report we might not consider significant, which may adversely affect our business. In general, you take more risk when you invest in securities of issuers in emerging markets, such as Argentina, than when you invest in securities of issuers in the United States, and certain other markets. You should understand that an investment in our common shares and American Depositary Shares (“ADSs”) involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Relating to Argentina

The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operations.

As of the date of this annual report, most of the operations and property of our Operations Center in Argentina are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations in the Operations Center in Argentina are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina. These conditions include changes to growth rates, inflation rates, exchange rates, interest rates, taxes, foreign exchange controls, government policies, social instability, and other political, economic or international developments taking place in, or otherwise affecting, Argentina.

In December 2019, a novel strain of coronavirus (SARS-COV-2) causing a severe acute respiratory syndrome (“COVID-19”) was reported to have surfaced in Wuhan, China. COVID-19 has since spread across the world, including Argentina, and on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. By early November approximately 1,284,519 cases of infections had been confirmed in Argentina. In response, countries have adopted extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, requiring closures of non-essential businesses, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions. The ongoing pandemic and these extraordinary government measures are disrupting global economic activity and resulting in significant volatility in global financial markets. According to the International Monetary Fund (“IMF”), the global economy has recently entered into a recession.

The Argentine government has adopted multiple measures in response to the COVID-19 pandemic, including a nationwide mandatory lockdown that began on March 19, 2020 that has been extended several times, most recently through November 8, 2020. The government has also required during the las months the mandatory shutdown of businesses not considered essential. Finally, on November 6, 2020, the government announced the end of the mandatory lockdown for the AMBA (the “Área Metropolitana de Buenos Aires or “AMBA”) and the beginning of the new phase of social distancing. However, Coronavirus cases have risen over the last few months in several regions of the world and the rate of infections is still increasing. Lockdowns return to Europe as cases rise again. Spain, France and the UK have all recorded more than one million cases, and several others are seeing their highest number of new infections since the start of the pandemic.

In order to mitigate the economic impact of the COVID-19 pandemic and mandatory lockdown and shutdown of non-essential businesses, the Argentine government has adopted social aid, monetary and fiscal measures. We cannot assure you whether these measures will be sufficient to prevent a severe economic downturn in Argentina, particularly if current conditions are prolonged and if Argentina’s main trading partners are concurrently facing an economic recession. However, the Argentine government may have more limited resources at this time to support the country’s economy; the pandemic has struck at a time when Argentina is simultaneously struggling to emerge from a two-year recession. On August 31, 2020, the Argentine government announced the results of its bond restructuring offer, announcing that holders owning 93.5% in principal amount of bonds outstanding and that this participation percentage was subsequently increased to 99% by virtue of the application of collective action clauses of the restructured bonds. The Argentine government faces the challenge of restructuring its debt in foreign currency issued under Argentine law, as well as its debt with the IMF. We cannot predict the outcome of these negotiations.

Some of the measures adopted by the Argentine government may adversely affect the business and financial condition of companies operating in the real estate sector, such as our Company. These temporary measures include the issuance of stay-at-home orders, closures of non-essential businesses such as shopping malls, prohibition of layoffs without cause and suspension of workers, among others. These measures have necessitated, among other things, that we shut down our shopping mall properties from March 20 until October 14, 2020, resulting in lower rental revenue from our shopping mall clients whose rent is based in part on sales revenue. For more information in connection with the COVID-19 pandemic and their impact on our Company, see “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.” Although these measures may help attenuate the economic impact on the Argentine economy overall, they may have a negative impact on our business and results of operations.

The ongoing COVID-19 pandemic and government measures taken to contain the spread of the virus are adversely affecting our business and results of operations. Shopping malls have been required to remain closed since March 20, 2020, leaving exclusively those premises dedicated to items considered essential such as pharmacies, supermarkets and banks. In the months of May and June, these measures were relaxed and certain activities were reopened in some provinces, such as Salta, Mendoza, Santa Fe and Córdoba, opening the Alto Noa, Mendoza Plaza, Alto Rosario, La Ribera and Córdoba shopping malls. Shopping under a strict safety and hygiene protocol that includes reduced hours, social distancing, and access control. In July 2020, IRCP proceeds with the opened Shopping Neuquén and at the beginning of August 2020, Arcos District, an open-air premium outlet in the city of Buenos Aires, opened as well. On October 14, 2020, IRCP announced the opening of Alto Palermo, Paseo Alcorta, Patio Bullrich, Abasto Shopping and Dot Baires shopping malls, located in the City of Buenos Aires. However, the uncertainty of the situation could cause setbacks in the openings. The shopping malls mentioned above are resuming their operations under a strict safety and hygiene protocol that includes social distancing, reduced hours, access controls, among other measures. Likewise, it should be clarified that the activity in the food courts is limited to the commercialization of products through home delivery or take-away and the entertainment business remains closed.

Also, the DirecTV Arena stadium has been closed since March 20, the date on which social, preventive and all the planned congresses are suspended, a large part of the fairs and conventions were postponed, while the shows scheduled at the DirecTV Arena were mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

Additionally, we face various risks arising from the economic impact of the pandemic and government measures which are difficult to predict accurately at this time, such as:

●
Our tenants may terminate their leases, and as a result of the loss of key or anchor tenants our shopping malls and office spaces may become less attractive;

●
Our hotels, including the Libertador and Intercontinental hotels in Buenos Aires and the Llao Llao hotel in Bariloche, are temporarily closed or operating under emergency contingency plans, and we do not know with certainty when they may reopen or be able to operate normally again;

●
Consumer spending has sharply dropped and its persistence may generate a change in consumer habits and a trend in favor of e-commerce, which would translate into lower attendance at shopping malls or public places, thus adversely affecting our tenants’ ability to generate income and default on or terminate our leases;

●
The situation generated by COVID-19 could cause an increase in our operating costs and the operating costs of our tenants, who may be unable to meet their payment obligations under the leases entered into with the Company. This situation could cause a reduction in our rental income and negatively affect our financial situation;

●
As a result of financial turmoil in Argentina caused by disruptions in supply chains and public debt restructuring, we may experience difficulties in our ability to pay off our debts and other financial obligations. We could also face difficulties in accessing debt and capital markets and may be forced to refinance our indebtedness;

●
An extended period of remote work by our employees could deplete our technological resources and result in or exacerbate certain operational risks, including an increased risk of cybersecurity. Remote work environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts to exploit the COVID-19 pandemic; and

●
COVID-19 poses a threat to the well-being and morale of our employees. While we have implemented a business continuity plan to protect the health of our employees and we have contingency plans for key employees or executive officers who may become ill or unable to perform their duties for an extended period of time, such plans cannot anticipate all scenarios, and we may experience a possible loss of productivity or a delay in the deployment of certain strategic plans.

We are continuously monitoring the impact of the ongoing COVID-19 pandemic on our Company. The ultimate impact of the pandemic on our business, results of operations and financial condition remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic and the government measures taken in order to contain the virus or mitigate the economic impact. To the extent the COVID-19 pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We depend on macroeconomic and political conditions in Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and depreciation of the currency. As a consequence, our business and operations have been, and could in the future be, affected to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; foreign exchange controls; fluctuations in foreign currency exchange rates and interest rates; governmental policies regarding spending and investment, national, provincial or municipal tax increases and other initiatives increasing government involvement with economic activity; civil unrest and local security concerns. You should make your own investigation into Argentina’s economy and its prevailing conditions before making an investment in us.

Historically, Argentina went through periods of severe political, economic and social crisis. Among other consequences, these crises resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions, and many other sectors of the economy. Argentina also suffered a significant real depreciation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. In the past three years, GDP grew 2.7% in 2017, but it contracted 2.5% in 2018 and 2.2% in 2019. On September 22, 2020, the Argentine Treasury announced that it expected GDP to shrink 19.1% in 2020 and fiscal deficit to reach 4.7%, both figures higher than previously forecast.

A decline in international demand for Argentine products, a lack of stability and competitiveness of the Peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a high rate of inflation and future political uncertainties, among other factors, may affect the development of the Argentine economy, which could lead to reduced aggregate demand and adversely affect our business, financial condition and results of operations.

The primary elections (Elecciones Primarias, Abiertas y Simultáneas y Obligatorias or “PASO”, per its acronym in Spanish), which define which political parties and which candidates of the different political parties may run in the general elections, took place in August 11, 2019. In these elections, the Frente de Todos coalition (which included former president Fernandez de Kirchner as a candidate to the vice-presidency) obtained 47.78% of the votes, while the Juntos por el Cambio coalition (then-president Mauricio Macri’s coalition), obtained 31.79% of the votes.

After the results of the primary elections, the Peso depreciated approximately 30% and the share price of Argentine listed companies dropped approximately 38% on average. In turn, the emerging market bond index (EMBI) peaked to one of the highest levels in Argentine history, above 2,000 points on August 28, 2019. As a consequence of the aforementioned effects, the Central Bank re-implemented exchange controls in order to reduce currency outflows and restrict exchange rate fluctuations, strengthen the normal functioning of the economy, foster prudent administration of the exchange market, reduce the volatility of financial variables and contain the impact of the variations of financial outflows on the real economy.

Presidential and Congressional elections in Argentina took place on October 27, 2019, which resulted in Alberto Fernández being elected President of Argentina, having earned 48.1% of the votes. The Fernández administration assumed office on December 10, 2019. As of such date, the Argentine Congress was composed as follows: Frente de Todos commanded a majority in the senate with 41 seats, followed by Juntos por el Cambio with 28 seats. In the house of representatives Juntos por el Cambio held a slight majority with 119 seats and Frente de Todos held 116 seats.

The political uncertainty in Argentina about the impact of the measures that the Fernández administration took and could take with respect to the economy, including with respect to the crisis resulting from the ongoing COVID-19 pandemic, could generate volatility in the price of securities issued by Argentine companies’ or result in a decrease in their prices, in particular companies like ours with operations in the real estate sector.

We can offer no assurances as to the policies that may be implemented by the Fernández administration, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

We cannot predict the effect that changes in economic policies, laws and regulations adopted in recent years by the Argentine government may have on the economy.

The Macri administration took office in December 2015 and immediately implemented significant economic and policy measures, ranging from (i) lifting foreign exchange restrictions, (ii) eliminating certain energy subsidies and ordering a substantial increase in electricity tariffs, (iii) restoring the credibility of the Argentine National Institute of Statistics and Census (the “INDEC”), (iv) reducing foreign trade controls, (v) settling claims by bondholders, (vi) reforming the framework applicable to the transport and distribution of natural gas, among others described in more detail below.

On June 29, 2016, the Argentine Congress enacted the Historical Reparation Program for Retirees and Pensioners (Programa de Reparación Histórica para Jubilados y Pensionados). This Program included (i) payments to more than two million retirees and retroactive compensation for more than 300,000 retirees and (ii) creation of a universal pension for senior citizens, at a total cost of approximately ARS 122,000 million.

In December 2017, the Argentine Congress approved the tax reform law. The reform was intended to eliminate certain inefficiencies in the Argentine tax regime, curb tax evasion, expand the tax base and encourage investment, with the long-term goal of restoring fiscal balance by creating new taxes or increasing the then existing contribution rates.

In November 2017, the Argentine Congress approved Law No. 27,401, which establishes a system of criminal liability of corporate entities for criminal offenses against the public administration and national and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. Convicted legal entities are subject to various sanctions including a fine of between 1% and 20% of their annual gross revenue and the partial or total suspension of their activities for up to ten years. In addition, the law expands the national criminal jurisdiction to all cases of bribery including those committed outside the Argentine territory by citizens or companies domiciled or headquartered in Argentina.

At the beginning of September 2018, the Argentine government announced a series of measures in connection with the previously approved IMF loan agreement (“Stand-By Agreement”) and implemented changes in monetary policy, reducing the amount of Pesos to be issued, thus easing pressure on the foreign currency market and on inflation. In terms of fiscal policy, the government also reinstated wheat and corn export duties, and a duty for all other exports.

Following the results of the primary elections held in August 2019, the Argentine government adopted certain exceptional measures to relieve tension in the financial and foreign exchange markets, including:

●
increase of 20% in the federal minimum wage and implementation of special deductions for retirees and formal employees, together with an increase in the income requirements for federal income taxes;

●
exemption from employee contributions and from tax contributions for simplified filers;

●
temporary increases in welfare benefits;

●
adopting a 10-year tax moratorium for small- and medium-sized companies, as well as for self-employed workers and simplified filers;

●
implementing a 90-day freeze on gas prices,

●
exchange controls and restrictions to access to foreing exchange markets.

The fiscal cost of all of the above measures was estimated to be in excess of ARS 40,000 million.

Likewise, in order to mitigate the economic impact of the Covid-19 pandemic, the government has imposed temporary measures that include, among others:

●
the closure of businesses considered non-essential such as shopping centers,

●
the prohibition of dismissals without cause

●
suspension of workers,

●
rate freezing.

We have no control over the implementation of the reforms proposed by the Argentine government nor can we assure you that these reforms will be implemented at all or in a manner that will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and our business, financial condition and results of operations.

Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

Historically, high rates of inflation have undermined the Argentine economy and the Argentine government’s ability to foster conditions for stable growth. High rates of inflation may also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition and results of operations.

The INDEC reported cumulative variation of the CPI of 24.8% for 2017, 47.6% for 2018, 53.8% for 2019 and 2.3%, 2.0%,3.3%, 1.5%, 1.5%, 2.2%,1.9%, 2.7%, 2.8% and 3.8% for January, February,March, April, May, June, July, August, September and October 2020, respectively.

In recent years, the Argentine government has taken certain measures to curb inflation, such as implementing price controls and limiting wage increases. We cannot assure you that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Fernández administration to control inflation will be effective or successful. High rates of inflation remain a challenge for Argentina. Significant increases in the rates of inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.

A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition.

As of July 1, 2018, the Argentine Peso qualified as a currency of a hyperinflationary economy and we were required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operations and financial condition.

Pursuant to IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies that prepare financial statements pursuant to IFRS and use the Peso as their functional currency were required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, are in principle prohibited in Argentina. However, on December 4, 2018, the Argentine government enacted Law No. 27,468, which lifted the ban on indexation of financial statements. Some regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018 be restated for inflation in accordance IAS 29.

During the first three fiscal years starting after January 1, 2018, tax indexation will be applicable if the variation of the CPI exceeds 55% in 2019, 30% in 2020 and 15% in 2021. The tax indexation determined as of June 2019 was allocated as follows: One-third in that same year, and the remaining two-thirds in equal parts in the following two years. The tax indexation determined for fiscal years beginning on July 1, 2019 and July 1 2020 will be allocated as follows: One-sixth in that same year, and the remaining five-sixth in equal parts in the following five years. For fiscal years starting after January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.

We cannot predict the future impact that the eventual application of tax indexation and related inflation adjustments described above will have on our financial statements or their effects on our business, results of operations and financial condition.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Argentine government has substantially increased public spending. Argentina recorded a primary deficit of 3.9%, 2.4% and 0.4% of GDP in 2017, 2018 and 2019, respectively. However, the new Fernández administration has indicated that will seek to foster economic growth, which may require additional public spending. If government spending continues to outpace fiscal revenue, the fiscal deficit is likely to increase. Additionally, the economic impact of the COVID-19 pandemic and the nationwide lockdown may also require the Argentine government to increase public spending.

The Argentine government’s ability to access the long-term financial markets to finance such increased spending is limited given the high levels of public sector indebtedness. The inability to access the capital markets to fund its deficit or the use of other sources of financing may have a negative impact on the economy and, in addition, could limit the access to such capital markets for Argentine companies, which could adversely affect our business, financial condition and results of operations.

Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

Argentina’s 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited Argentina’s ability to access international capital markets to obtain financing. In 2005, Argentina completed the restructuring of a substantial portion of its defaulted sovereign indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of the principal amount of the defaulted bonds outstanding that were not swapped in the 2005 restructuring. As a result of the 2005 and 2010 debt swaps, Argentina restructured approximately 92.1% of its defaulted debt that was eligible for restructuring. Holdout creditors that had declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan.

As a result of the litigation filed by holdout bondholders and their related efforts to attach Argentina’s sovereign property located in the United States and other jurisdictions, Argentina’s ability to access the international capital markets was severely limited. In April 2016, the Argentine government settled USD4.2 billion outstanding principal amount of untendered debt.

In 2018, due to Argentina’s limited access to the international capital and lending markets, the Argentine government and the IMF entered into a “stand-by” arrengment forUSD57.1 billion principal amount with a 36-month maturity. As of the date of this annual report, Argentina has received disbursements under the agreement totaling USD 44.8 billion. Notwithstanding the foregoing, the Fernández administration has publicly announced that it will refrain from requesting additional disbursements under this agreement, and instead vowed to renegotiate its terms and conditions in good faith.

Shortly after taking office, the Fernández administration also initiated negotiations with creditors in order to restructure the country’s current Peso- and U.S. dollar-denominated public debt. In this context, on February 5, 2020, the Argentine Congress passed Law No. 27,544, pursuant to which the sustainability of the sovereign debt was declared a national priority, authorizing the Ministry of Economy to renegotiate new terms and conditions with Argentina’s creditors within certain parameters.

Additionally, in the midst of debt restructuring negotiations, on April 5, 2020 the Argentine government issued Decree No. 346/2020, through which the repayment of Argentine law-governed dollar-denominated notes was postponed.

On April 21, 2020, the Argentine government launched an exchange offer with the aim of refinancing its external indebtedness in a manner which does not compromise the development and potential growth of Argentina over the next years. On August 17, 2020, the Argentine government submitted its modified bond restructuring offer to the SEC. On August 31, 2020, the Argentine government announced the results of its bond restructuring offer, announcing that holders owning 93.5% in principal amount of bonds outstanding and that this participation percentage was subsequently increased to 99% by virtue of the application of collective action clauses of the restructured bonds. However, the Argentine government faces the challenge of restructuring its debt in foreign currency issued under Argentine law, as well as its debt with the IMF. We cannot predict the outcome of these negotiations.

Moreover, difficulties in accessing Argentina’s international credit may have an impact on our company as the Argentine government postponed the maturity dates of its bonds, and cut interest rates.

Foreign shareholders of companies operating in Argentina have initiated proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.

In response to the emergency measures implemented by the Argentine government during the 2001-2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes (“ICSID”) against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time.

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

Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and results of operations.

Fluctuations in the rates of exchange of the Peso against foreign currencies, particularly the U.S. dollar, may adversely affect the Argentine economy, our financial condition and results of operations. In 2017, 2018, 2019 and the first nine months of the year 2020, the Peso depreciated by approximately 16%, 105%, 59% and 27% against the U.S. dollar, respectively. Depreciation of the Peso in real terms can have a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, and also lead to very high inflation and significant reduced real wages. The depreciation of the Peso can also negatively impact businesses whose success is dependent on domestic market demand, and adversely affect the Argentine government’s ability to honor its foreign debt obligations. A substantial increase in the exchange rate of the Peso against foregin currencies of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments which may have a negative effect on GDP growth and employment, and reduce the revenue of the Argentine public sector by reducing tax revenue in real terms, due to its current heavy dependence on export taxes.

As a result of the greater volatility of the Peso, the former administration announced several measures to restore market confidence and stabilize the value of the Argentine Peso. Among them, during 2018, the Argentine government negotiated two agreements with the IMF, increased interest rates and the Central Bank decided to intervene in the exchange market in order to stabilize the value of the Peso. During 2019, based on a new understanding with the IMF, the Government established new guidelines for stricter control of the monetary base, which would remain in place until December 2019, in an attempt to reduce the amount of Pesos available in the market and reduce the demand for foreign currency. Complementing these measures, in September 2019 foreign currency controls were reinstated in Argentina. As a consequence of the re-imposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain common capital markets operations (“dólar MEP” or “contado con liquidación”), also known as blue chip swap rate, has broadened significantly, reaching a value of approximately 90% above the official exchange rate. As of November 13, 2020, the official exchange rate was ARS 79.7500 per USD 1.00.

The success of any measures taken by the Argentine government to restore market confidence and stabilize the value of the Argentine Peso is uncertain and the continued depreciation of the Peso could have a significant adverse effect on our financial condition and results of operations.

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.

The Argentine government exercises substantial control over the economy and may increase its level of intervention in certain areas of the economy, including through the regulation of market conditions and prices.

By way of example, in 2008 the Fernández de Kirchner administration nationalized and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or “ANSES”, per its acronym in Spanish). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since it acquired equity interests in privately owned companies through the process of replacing the pension system, the ANSES is entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Public Finance are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Public Finance of the agenda for each meeting of the board of director and provide related documentation.

Also, in April 2012, the Fernández de Kirchner administration decreed the removal of directors and senior officers of YPF S.A. (“YPF”), the country’s largest oil and gas company, that at the time was controlled by the Spanish group Repsol, and submitted a bill to the Argentine Congress to expropriate shares held by Repsol representing 51% of the total outstanding equity of YPF. The Argentine Congress approved the bill in May 2012 through the passage of Law No. 26,741, which declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina, and empowered the Argentine government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. In February 2014, the Argentine government and Repsol announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled USD5 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol before the International Centre for Settlement of Investment Disputes (“ICSID”).

Additionally, in June 2020, President Alberto Fernández announced a project to intervene and expropriate the cereal exporting company Vicentin SAIC (“Vicentin”) under which the national public administration would take control of, 51% of Vicentin, which is in creditor competition as a result of the company’s ARS 350 million debt with state-owned Banco Nación, on a total increase of USD 1.35 billion. However, on June 19, 2020, the holder of the civil and commercial court, responsible for carrying out Vicentin’s call for creditors, decided to restore the company’s original board of directors in office for 60 days and to give the status of mere oversighters to the interveners appointed by the administration of Alberto Fernández.

Historically, actions of the Argentine government concerning the economy, including decisions regarding interest rates, taxes, price controls, wage increases, increased benefits for workers, exchange controls and potential changes in the market of foreign currency, have had a substantial adverse effect on Argentina’s economic growth.

It is widely reported by private economists that expropriations, price controls, exchange controls and other direct involvement by the Argentine government in the economy have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to international capital markets and Argentina’s commercial and diplomatic relations with other countries. If the level of government intervention in the economy continues or increases, the Argentine economy and, in turn, our business, results of operations and financial condition could be adversely affected.

The Argentine government may mandate salary increases for private sector employees, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to high levels of inflation, employees and labor organizations regularly demand significant wage increases.

Through Decree No. 610/2019, a staggered increase of the minimum salary was approved as follows: (i) ARS 14,125 as of August 1, 2019; (ii) ARS 15,625 as of September 1, 2019; and (iii) ARS 16,875 as of October 1, 2019. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. In December 2019, Decree No. 34/2019, doubled legally-mandated severance pay for termination of employment. The Government went a step further amid the COVID-19 pandemic, and issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause for 60 business days, prorogued it for 60 additional business days by Decree No.624/2020. Also, in January 2020, the Argentine government issued Decree No. 14/2020 which established a general increase for all employees of ARS 3,000 in January 2020, and an additional amount of ARS 1,000 in February 2020 (total ARS 4,000 effective as of February 2020).

It is possible that the Argentine government could adopt measures mandating further salary increases or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

Property values in U.S. dollars in Argentina could decline significantly.

Property values in U.S. dollars are influenced by multiple factors that are beyond our control, such as a decreased demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect the value in U.S. dollars of real estate properties. We cannot assure you that property values in U.S. dollars will increase or that they will not be reduced. Most of the properties we own are located in Argentina. As a result, a reduction in the value in U.S. dollars of properties in Argentina could materially affect our business and our financial statements due to the valuation of our investment properties at fair market value in U.S. dollars.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

On September 1, 2019, the BCRA issued Communication “A” 6,770, which established various rules for exports of goods and services, imports of goods and services, foreign assets, non-resident operations, financial debt, debts between residents, profits and dividends, and information systems. The Communication was issued in response to the publication of Decree 609/2019, pursuant to which the Argentine government implemented foreign exchange regulations until December 31, 2019. Decree 609/2019 sets forth the obligation to convert the value of goods and services exported into Pesos in the local financial system, in accordance with terms and conditions established by the BCRA.

Additionally, on December 5, 2019 the BCRA issued Communication “A” 6,844, setting forth the consolidated set of rules governing foreign trade and exchange (“Exterior y Cambios” in Spanish).

Among other restrictions, Communication “A” 6,844 requires prior authorization from the BCRA for the pre-cancelation of debts corresponding to imports of goods and services. For overdue or on-demand debts for the import of goods with related parties abroad outstanding as of August 31, 2019, the importer must request authorization from the BCRA if the debts exceed USD2 million per month. BCRA authorization is also required for payments of services with related parties abroad. Prior authorization from the BCRA is required for the “constitution of foreign assets” (e.g., purchase of foreign currency, among others) by legal entities, local governments, mutual funds, trusts and other vehicles. Additionally, individuals must request authorization from the BCRA for the “formation of foreign assets,” family aid and the granting of guarantees in derivative transactions, when those items exceed USD200 in the calendar month, among other circumstances.

With respect to financial debt, borrowers must enter and settle in the foreign exchange market new financial debts from abroad that are disbursed from September 1, 2019. Compliance with this requirement must be proved to access the foreign exchange market and cancel the principal and interest. Communication “A” 6,844 also requires companies to obtain prior authorization from the BCRA before transferring profits and dividends abroad, as a general rule.

Likewise, Communication “A” 6,854, issued on December 27, 2019 established that rules incorporated into the consolidated text of the regulations on foreign trade and exchange other than those applicable for export of goods and services, as set forth in Communication “A” 6,844, shall remain in full force and effect as from December 31, 2019.

Subsequently, the BCRA issued Communication “A” 7,030, through which it established that for the purpose of accessing the exchange market for the realization of certain transactions such as (i) payment of imports and other purchases of goods abroad, (ii) purchase of foreign currency by residents with specific application, (iii) payment of profits and dividends, (iv) payment of capital and interest on financial indebtedness, among others, the entity shall have the prior consent of the BCRA unless it has an affidavit from the client stating that at the time of access to the exchange market: (i) all of its foreign currency holdings in the country are deposited in accounts in financial institutions and that it does not have liquid external assets available; and (ii) undertakes to liquidate on the exchange market, within five working days of its making available, those funds that it receives abroad arising from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, where those funds have been acquired after May 28 2020.

On the other hand, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020, by Communication “A” 7052) when accessing the market for payment of imports of goods or for the cancellation of debts arising from the import of goods, the BCRA must pre-approve the transaction unless the entity has: (i) a customer's affidavit stating that the total amount of payments associated with its imports of goods during 2020 does not exceed the amount by which the importer would have access to the exchange market that was officialized between January 1, 2020 and the day leading up to accessing the exchange market; and (ii) documentation that allows the company in question to verify compliance with the remaining requirements established for the operation by the exchange regulations.

At the same time, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020, by Communication “A” 7,052) - prior approval of the BCRA will be required for access to the foreign market for the cancellation of financial indebtedness principal services with the foreign sector where the creditor is a counterparty linked to the debtor.

As for transactions corresponding to foreign market outflows, the Communication amends from 30 to 90 days the period within which (i) no sales of securities with liquidation in foreign currency or transfers thereof to foreign entities can be performed, and (ii) no local sales of securities with liquidation in foreign currency or transfers thereof to entities abroad can be performed, in this case, counted from the moment the foreign market was accessed.

Finally, on September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt principal in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years or should be cancelled using currency already in possession of the Company. Furthermore, Resolution No. 862/2020 of the CNV established a three-day “parking” requirement for both transfers of securities from local accounts abroad. As a result of all the exchange restrictions mentioned and all those that may be issued in the future by the BCRA in the context of the exercise of its powers, it is clarified that there may be potential “holdouts” in the context of the restructurings that Argentine companies are obliged to carry out with the consequent possible claims. The Central Bank measure, would, in many cases, result in non-compliance or a default on corporate debt denominated in U.S. dollars. It will be a challenge for issuers of corporate debt denominated in U.S. dollars to fully quantify the implications of Communication “A” 7,106. In order to fulfill the requirements of this regulation, a refinancing plan for financial debt due for registration until December 31, 2020 must be submitted to the Argentine Central Bank before September 30, 2020. For maturities to be registered between January 1, 2021 and March 31, 2021, the plan must be submitted at least 30 calendar days prior to the maturity of the principal to be refinanced, which implies a risk to obtain financing for new productive projects. As a consequence, there could be an increase in the spreads of corporate bonds. In addition, since June 2020, through Communication “A” 7,030, companies could no longer access to the MULC to cancel financial debt between companies in advance. It is also noted that such possible proposals for restructurings will fully comply with the requirements established by the applicable and current regulations, as long as the non-compliance brings the application of the foreign exchange criminal law to the members of our board of directors.

As of the date of this annual report, the restrictions outlined above remain in place. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. dollars. Furthermore, these measures may cause delays or impose restrictions on the ability to collect payments of capital and interest on bonds issued by us. The challenge will be to achieve acceptance by creditors, in accordance with the BCRA regulations mentioned above, especially when it has highly diversified and retail creditors.

The Argentine economy could be adversely affected by economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States), including as a result of the ongoing COVID-19 pandemic, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In addition, Argentina may be affected by economic and market conditions in other markets worldwide, as was the case in 2008-2009, when the global financial crisis led to a significant economic contraction in Argentina in 2009.

Since 2015, the Brazilian economy, Argentina’s largest export market and the principal source of imports, has experienced heightened negative pressure due to the uncertainties stemming from the ongoing political crisis, including the impeachment of Brazil’s president, which resulted in the Senate of Brazil removing Dilma Rousseff from office for the rest of her term on August 31, 2016. Michel Temer, who previously held office as vice president of Brazil, subsequently took office until the end of the presidential period and in October 2018, Jair Bolsonaro was elected president. Mr. Bolsonaro has libertarian, conservative and nationalist tendenciesand assumed office on January 1, 2019. Given that Brazil is the largest economy in Latin America, the economic measures it implements can have great impact in the region. A further deterioration in economic conditions in Brazil may reduce the demand for Argentine exports to the neighboring country and, if this occurs, it could have a negative effect on the Argentine economy and potentially on our operations.

In addition, financial and securities markets in Argentina have been influenced by economic and market conditions in other markets worldwide. Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into, and investments in securities from issuers in, other countries, including Argentina. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

The Argentine financial system and securities markets could be also adversely affected by events in developed countries’ economies, such as the United States and Europe. On June 23, 2016, the United Kingdom voted in favor of the United Kingdom exiting the European Union (“Brexit”). The United Kingdom formally left the European Union on January 31, 2020. Even when the United Kingdom agreed its departure from the European Union, negotiations on the terms and conditions are expected to continue during the transition period, which is due to expire on December 31, 2020. The effects of the Brexit vote and the perceptions as to the impact of the withdrawal of the United Kingdom from the European Union may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. In addition, Brexit could lead to additional political, legal and economic instability in the European Union and have a negative impact on the commercial exchange of Argentina with that region.

On November 8, 2016, Donald Trump was elected president of the United States. His presidency has created significant uncertainty about the future relationships between the United States and other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the United States and other nations. On November 3, 2020, presidential elections took place in the United States. Former Vice President Joseph R. Biden Jr. is the Democratic nominee to challenge President Trump. Finally, on November 7, 2020, Democrat Joe Biden has been declared president-elect, but President Donald Trump is still planning legal challenges to the results in some key states.President-elect Biden now has 279 electoral college votes, taking him past the 270 needed to win. Donald Trump has 214. Mr Biden will become the 46th president in January 2021, pending the outcome of any legal challenges. We cannot predict how Mr. Biden’s measures will evolve or how they may affect Argentina, nor will the effect that the same or any other measure taken by the Biden administration could cause on global economic conditions and the stability of global financial markets.

In July 2019, the Common Market of the South (“MERCOSUR”) signed a strategic partnership agreement with the European Union (the “EU”), which is expected to enter into force in 2021, once approved by the relevant legislatures of each member country. The objective of this agreement is to promote investments, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine government is uncertain. Recently, in October 2020, The European Parliament passed a non-binding resolution opposing the ratification of the trade agreement between the European Union and Mercosur due to concerns over the environmental policy of the Jair Bolsonaro government.

Changes in social, political, regulatory and economic conditions in other countries or regions, or in the laws and policies governing foreign trade, could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy. Also, if these countries fall into a recession, the Argentine economy would be impacted by a decline in its exports, particularly of its main agricultural commodities. All of these factors could have a negative impact on Argentina’s economy and, in turn, our business, financial condition and results of operations.

Furthermore, the financial markets have also been affected by the oil production crisis in March 2020 arising from the OPEC’s failure to reduce production. Any of these factors could depress economic activity and restrict our access to suppliers and could have a material adverse effect on our business, financial condition and results of operations.

A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth, which could adversely affect our business, financial condition and results of operations.

High commodity prices contributed to the increase in Argentine exports and to high government tax revenue from export withholdings. Consequently, the Argentine economy has remained relatively dependent on the price of its main agricultural products, primarily soy. This dependence has rendered the Argentine economy more vulnerable to commodity prices fluctuations.

A continuous decline in international prices of Argentina’s main commodity exports could have a negative impact on the levels of government revenue and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy and, therefore, our business, results of operations and financial condition.

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

Likewise, institutional deterioration and corruption may adversely affect Argentina’s economy and financial situation, which in turn could adversely affect the business, equity and financial situation and results of the Company’s operations.

The absence of a solid institutional framework and corruption have been pointed out as an important problem for Argentina and continue to be. Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the former Macri administration adopted several measures aimed at strengthening Argentina’s institutions and curbing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The Fernández administration’s ability and determination to implement these initiatives taken by the former administration is uncertain, as it would require, among other things, the involvement of the judicial branch, which is independent, as well as legislative support.

We cannot guarantee that the implementation of these measures will be successful or if implemented that such measures will have the intended outcomes.

A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth, which could adversely affect our business, financial condition and results of operations.

Argentina’s financial recovery from the 2001-2002 crisis occurred in a context of price increases for Argentina’s commodity exports. High commodity prices contributed to the increase in Argentine exports since the third quarter of 2002 and to high government tax revenue from export withholdings. Consequently, the Argentine economy has remained relatively dependent on the price of its main agricultural products, primarily soy. This dependence has rendered the Argentine economy more vulnerable to commodity prices fluctuations.

A continuous decline in international prices of Argentina’s main commodity exports could have a negative impact on the levels of government revenues and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy and, therefore, our business, results of operations and financial condition.

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

Likewise, institutional deterioration and corruption may adversely affect Argentina’s economy and financial situation, which in turn could adversely affect the business, equity and financial situation and results of the Company’s operations.

The absence of a solid institutional framework and corruption have been pointed out as an important problem for Argentina and continue to be. Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the former Macri administration adopted several measures aimed at strengthening Argentina’s institutions and curbing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The Fernández administration’s ability and determination to implement these initiatives taken by the former administration is uncertain, as it would require, among other things, the involvement of the judicial branch, which is independent, as well as legislative support.

We cannot guarantee that the implementation of these measures will be successful or if implemented that such measures will have the intended outcomes.

Our internal policies and procedures might not be sufficient to guarantee compliance with anti-corruption and anti-bribery laws and regulations.

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

On July 30, 2020, the Executive Branch introduced a bill to the Senate related to a proposed reform of the Judiciary. The project provides for, among other issues: (i) the merger of 12 federal criminal courts with 11 courts with jurisdiction over economic criminal matters, doubling to reach 46 courts in the Federal Criminal judicial system, which will be located in the City of Buenos Aires, (ii) a system of surrogacy to fill in the new courts with the intervention of the National Chamber of Appeal in Criminal and Correctional matters, the Council of the Magistracy and the Senate, (iii) the unification of the appeals chambers and the expansion of the justice system with the creation of new oral courts, prosecutor’s offices and defense offices, and (v) the merger of the Federal Civil and Commercial jurisdiction with the Administrative Litigation.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, together with Brazilian political and economic conditions, may adversely affect us.

We may be adversely affected by the following factors, as well as the Brazilian federal government’s response to these factors:

●
the ongoing COVID-19 pandemic and any future epidemics, pandemics or disease outbreaks;

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

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 3.9%, 1.8%, 2.7% and 0.1%, in 2011, 2012, 2013 and 2014, respectively, and GDP decreased 3.8% in 2015 and 3.6% in 2016 and increased 1.0% in 2017, 1.1% in 2018 and 1.1% in 2019.

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

Furthermore, the Brazilian economy continues to be subject to the effects of the outcome of the impeachment proceedings against former President Dilma Rousseff. On August 31, 2016, after a trial by the Senate, the former President was formally charged. Vice President Michel Temer was sworn in as the new President of Brazil until the next presidential elections, which were held in 2018 and from which Jair Bolsonaro emerged as the new President.

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

Since assuming office, the government of President Jair Bolsonaro has implemented a series of right-wing policies. Measures include the the approval of the sale of 700,000 state-owned properties, increases in the minimum wage, transfer of the agrarian reform duties from the National Indigenous Foundation (FUNAI) to the Ministry of Agriculture, easing of restrictions for possession of firearms in Brazil and reduction of the educational budget for universities and federal institutes. The President of Brazil has the power to determine government policies and actions related to the Brazilian economy and, consequently, the operations and financial performance of companies, including ours, may be affected.

Inflation, coupled with the Brazilian government’s measures to fight inflation, may hinder Brazilian economic growth and increase interest rates, which could have a material adverse effect on us.

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that have often resulted in high interest rates. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central, or COPOM), establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. As of June 30, 2020, the SELIC rate was 2.25% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços–Mercado, or IGP-M), and calculated by Fundação Getúlio Vargas, or FGV, were 10.54% in 2015, 7.18% in 2016, (0.52)% in 2017, 7.54% in 2018 and 7.30% in 2019. Cumulative inflation for the first nine months of 2020, calculated by the same index, was 1.34%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2020, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários, or CDI). In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

A deterioration in general economic and market conditions or the perception of risk in other countries, principally in emerging countries or the United States, may have a negative impact on the Brazilian economy and us.

Economic and market conditions in other countries, including United States and Latin American and other emerging market countries, may affect the Brazilian economy and the market for securities issued by Brazilian companies. Although economic conditions in these countries may differ significantly from those in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries could dampen investor enthusiasm for securities of Brazilian issuers, including ours, which could adversely affect the market price of our common shares. In the past, the adverse development of economic conditions in emerging markets resulted in a significant flow of funds out of the country and a decrease in the quantity of foreign capital invested in Brazil. Changes in the prices of securities of public companies, lack of available credit, reductions in spending, general slowdown of the global economy, exchange rate instability and inflationary pressure may adversely affect, directlyor indirectly, the Brazilian economy and securities market. Global economic downturns and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. Global economic downturns reduce the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide.

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

On June 30, 2020, approximately 58.4% of Brasilagro’s common shares were held by foreigners. Bearing that in mind, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with future acquisitions of land, which may result in material delays and/or our inability to obtain required approvals. There is also a case pending on the Supreme Court (Supremo Tribunal Federal, or STF) on the Opinion No. 461/2012-E, issued by São Paulo’s General Controller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo), which has established that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74. Moreover, on April 16, 2015, the Brazilian Rural Society filed a claim for the acknowledgment of non-compliance with basic principles (ADPF) under certain provisions of the Brazilian Constitution with the Supreme Court in order to (i) rule that paragraph 1, article 1, of Law No. 5,709/71 was repealed by the 1988 Federal Constitution and (ii) reverse the opinion issued by the Federal Attorney General (AGU) of 2010. As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the STF in both cases.

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

Any regulatory limitations and restrictions could materially limit our ability to acquire agricultural properties, increase the investments, transaction costs or complexity of such transactions, or complicate the regulatory procedures required, any of which could materially and adversely affect us and our ability to successfully implement our business strategy. For more information, see“Item 4—Information on the Company—Business Overview—Ownership of Agricultural Land in Brazil by Foreigners.”

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

We have made investments in farmland in Argentina, Brazil, Paraguay and Bolivia and we may possibly make investments in other countries in and outside Latin America, as Israel and United States, among others. Owing that demand for livestock and agricultural products is usually correlated to economic conditions prevailing in the local market, whichin turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations are, to a considerable extent, dependent upon political and economic conditions prevailing from time to time in the countries where we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Certain countries have experienced severe economic crises, which may still have future effects. As a result, governments may not have the necessary financial resources to implement reforms and foster growth. Any of these adverse economic conditions could have a material adverse effect on our business.

We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in emerging markets.

In addition to Argentina and Brazil, we conduct or intend to conduct our operations in other Latin American countries such as Paraguay and Bolivia, and other countries such as Israel, among others. Economic and political developments in the countries in which we operate, including future economic changes or crisis (such as inflation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls could adversely affect our business, financial condition and results of operations.

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

In 2015, the U.S. dollar to the peso exchange rate increased 53% as compared to 2014. In 2016, the U.S. dollar to peso exchange rate increased 22% as compared to 2015. In 2017, the U.S. dollar to peso exchange rate increased 18% as compared to 2016. In 2018, the U.S. dollar to peso exchange rate increased 100% as compared to 2017. Since In 2019, the U.S. dollar to the peso exchange rate increased 59% compared to 2018 and so far in 2020 it increased by 31%.We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

Historically, the Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented several economic plans and adopted a series of exchange rate policies, including sudden devaluations, periodic mini-devaluations during whichthe frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian governmentconsiders appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. During 2019, the Real depreciated 3.6% against the U.S. dollar and so far in 2020, the Real depreciated 28% against the U.S.dollar

The Israeli currency did not suffer important fluctuations during the last years. During 2019, NIS apreciated 5.3% against the U.S. dollar. During 2020, it remained the same without significant fluctuations.

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

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, has had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.8% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.3% in 2010, inflation of 5.1% in 2011, inflation of 7.8% in 2012, inflation of 5.5% in 2013, inflation of 3.7% in 2014, inflation of 10.5% in 2015, 7.2% in 2016, (0.53)% in 2017 and 5.39% for the first six months of 2018, as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy has changed in the last two years, when the Brazilian government decreased the interest rate by 525 basis points. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 10.0% in 2013, 11.75% in 2014, 14.25% in 2015, 13.75% in 2016, 7% in 2017 and 6.75% in 2018 as determined by the Comitê de Política Monetária, or COPOM. As of June 30, 2020, the SELIC was 6.00%.

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

One of the principal disadvantages of the agricultural sector in the countries in which we operate is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of agriculture as a whole in the countries in which we operate and of our operations in particular. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantialportion of agricultural production in the countries in which we operate is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Our dependence on truck transportation may affect our position as a low-cost producer so that our ability to compete in the world markets may be impaired.

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

As of June 30, 2020, 6.7% of our assets were located in Paraguay. Paraguay has a history of economic and political instability, exchange controls, frequent changes in regulatory policies, corruption, and weak judicial security. However, in 2013, Paraguay had the highest GDP growth rate in Latin America and the third highest in the world with 14%. Since then, GDP has grown by 4% in 2014, 3% in 2015, 3.8% in 2016, 4.3% in 2017,3.6% in 2018 and 0.2% in 2019. The Paraguay’s GDP is closely related to the performance of the Paraguayan agricultural sector, which can be volatile and could adversely affect our business, financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Central Bank of Paraguay participates actively in the exchange market in order to reduce volatility. In 2018, the Paraguayan currency appreciated against the dollar by 6.7%, while in 2019 the appreciation was 8.26%. A significant depreciation of the local currency could adversely affect our business, financial condition and results of operations. However, since most of our costs of raw materials and supplies are denominated in U.S. dollars, a significant depreciation of the local currency could adversely affect our business, financial condition and results of operations, as well as impact other expenses, such as as professional fees and maintenance costs.

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

As of June 30, 2020, 5.8% of our assets were located in Bolivia. Bolivia is exposed to frequent has a history of economic, social and political instability, exchange controls, frequent changes in regulatory frameworks policies, civic and labour strikes, high tax rates and corruption among state officials, the judiciary and also the private sector.

Bolivia is exposed to high risk of social unrest, causing marches and roadblocks deployed by protesters to pressure the government, increasing disruption risks. Furthermore, protests over environmental issues often overlap significantly with labour disputes, which can escalate into disruptive forms of protest, including site occupations.

In turn, the Bolivian economy is the 14th largest in Latin America and is heavily dependent on export commodities such as natural gas and minerals. Bolivia’s GDP growth over the last decade has been among the highest in Latin America, growing by 4.9% in 2015, 4.3% in 2016,4.2% in 2017, 4.2% in 2018 and 2.2% in 2019, also. Within this context, inflation has been relatively low and under control for the last 30 years. The inflation rate for 2019 was around 1.47% with a slightly higher figure expected for 2020. In addition, Bolivia it is in the process of becoming an active partner of MERCOSUR, a common market aiming to gradually integrate economic activity among Brazil, Argentina, Uruguay, Paraguay and Bolivia.

A significant deterioration in the global and internal macroeconomics, political stability or social unrest of Bolivia, could have a material impact on their economic growth, which could adversely affect our business, financial condition and results of operations. On October 18, 2020, Bolivia’s general elections were held, with the aim of electing e President, Vice-President and deputies of the country. Luis Arce, belonging to the Movement to Socialism (MAS) was elected in the first round, with 54.41% of the votes. The elections were announced by Bolivia’s former president, Evo Morales, on November 10, 2019, hours before his resignation. They were scheduled to be held on May 3, 2020, but due to the outbreak of the COVID-19 pandemic elections had to be postponed to the aforementioned date.

Risks Relating to Our Agricultural Business

Fluctuation in market prices for our agriculture products could adversely affect our financial condition and results of operations.

Prices for crops, oilseeds and by-products, like those of other commodities, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agriculture products depend on many factors beyond our control, including:

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

In addition, outbreaks, or fears of outbreaks, of any of these or other animal diseases can lead to the cancellation of our customers’ orders and, particularly if the disease can affect humans, or create adverse publicity that can have adverse material effect in the consumer demand of our products. In addition, animal disease outbreaks may result in foreign government actions to close the export markets of some or all of our products, which may result in the destruction of some or all of these animals.

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

On September 4, 2018, pursuant to Decree 793/2018, the Argentine Government restablished, until December 31, 2020, a 12% export tax on goods and services included in the MERCOSUR Common Nomenclature with a cap of ARS 3 for each dollar of taxable value or the official FOB price, as appropriate, for the goods and services set forth in Annex I of the aforementioned decree and of ARS 4 for all other manufactured products.

On December 28, 2018, the Argentine government issued Decree No. 1201/2018, which establishes, until December 31, 2020, an export tax of 12% to the export of services rendered in the country, whose effective use or exploitation is carried out abroad and establishes that said export duty may not exceed ARS 4 for each U.S. dollar of the taxable value. If applicable, that limit will remain in pesos until the obligation is canceled. The measure took effect on January 1, 2019 and will take effect for operations that are lent and billed as of that date. We cannot assure that in case of assuming a new government, retention rates could be increased, mainly for exports of primary products and that such taxes could have an adverse impact on our financial condition and results of operations.

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

We may face risks associated with land-takings in Argentina.

Land-taking is a long-standing problem in Argentina that has escalated throughout the years with every economic crisis, especially now in the context of the COVID-19 economic crisis.

The most serious problem arises in the province of Buenos Aires, the most densely populated in the country, where there were already more than 1,800 land usurpations so far this year, according to estimates by the local Ministry of Security. The most notorious case being the usurpation of Guernica’s lands, the largest land take, which began on July 2020, in the department of Presidente Perón, in the outskirts of the city of Buenos Aires. It is estimated that around 3,000 people, especially young people and some families, occupied this private area in the absence of intervention by the authorities. Land neighbors reported increased insecurity and theft of electricity by occupants. On October 29, more than 4,000 troops under the direction of Sergio Berni, Security Minister of the Province of Buenos Aires, carried out the eviction from Guernica’s lands, property usurped since the beginning of July. After almost 100 days, negotiations between provincial authorities and usurpers failed and as a consequence, the Security Minister carried out the above mentioned eviction, resulting in several injuries and detainees. After two hours of operation, the lands were completely liberated.

Another relevant land usurpation problem, which has been going on for three years, in southern Argentina, near the city of San Carlos de Bariloche, in the Patagonian province of Rio Negro, relates to groups identified with the Mapuche indigenous people who have occupied what they consider ancestral lands and have broken into properties in the area.

The spread of land takes has revived in Argentina an old debate in Argentina. There is a conflict between two groups that claim, on the one hand, a right to decent housing, and on the other hand a group that claims that the right to private property should be respectedArgentina's constant and cyclical economic crises over the past 50 years have also caused poverty to rise sharply, so less people can access a roof, resulting in a housing deficit

As a consequence, we cannot provide assurance that government responses to such disruptions will restore investor confidence in Argentine lands, which could have an adverse impact on our financial condition and results of operations.

A global economic recession could decrease the demand for our products or lower prices.

The demand for the products we sell may be affected by international, national and local economic conditions that are beyond our control. Adverse changes in the real or perceived economic climate, such as rising fuel prices, higher interest rates, falls and / or volatility of realestate and real estate markets, more restrictive credit markets, taxes higher and changes in government policies could reduce the level of demand or prices of the products we produce. We cannot predict the time or duration, magnitude or strength of this slowdown or economic recovery. If a recession continues for a prolonged period of time or worsens, we may experience a prolonged period of declining demand and prices. In addition, economic recessions have and can negatively affect our suppliers, which can lead to interruptions in goods and services and financial losses.

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

We experience substantial worldwide competition in each of our markets in which we operate, and in many of our product lines. The market for cereals, oil seeds and by-products is highly competitive and also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, any of which may significantly affect the selling prices of our products and thereby our profitability. Argentina is more competitive in the oilseed market than in the market for cereals. Due to the fact that many of our products are agricultural commodities, they compete in the international markets almost exclusively on the basis of price. The market forcommodities is highly fragmented. Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from other producers is a barrier to expanding our sales in the domestic/foreign market. Many other producers of these products are larger than us, and have greater financial and other resources. Moreover, many other producers receive subsidies from their respective countries while we do not receive any such subsidies from the Argentine government. These subsidies may allow producers from other countries to produce at lower costs than us and/or endure periods of low prices and operating losses for longer periods than we can. Any increased competitive pressure with respect to our products could materially and adversely affect our financial condition and results of operations.

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

Our cattle sales are diversified but we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop sales. For the fiscal year 2020, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 300 customers. Sales to our ten largest customers represented approximately 45% to 50% of our net sales. Some of these customers included Cargill, FASA, Bunge Alimentos S.A. and GLENCORE. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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

We consolidated our financial statements with our subsidiary Brasilagro. Brasilagro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. Brasilagro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). Brasilagro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. Brasilagro’s business strategy may not be successful, and if not successful, Brasilagro may be unable to successfully modify its strategy. Brasilagro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in Brasilagro, this would likely materially and adversely affect our business. As of June 30, 2020, we owned 33.55% of the outstanding common shares of Brasilagro.

Labor relations could negatively impact us.

As of June 30, 2020, 62% of our employees were represented by unions under collective agreements. While we currently enjoy good relations with our employees and unions, we cannot assure that such good labor relations will continue in the future positively or that their eventual deterioration does not affect us materially or negatively.

Our internal processes and controls might not be sufficient to comply with the extensive environmental regulation and current or future environmental regulations could prevent us from fully developing our land reserves.

Our activities are subject to a wide set of federal, state and local laws and regulations relating to the protection of the environment, which impose various environmental obligations. Obligations include compulsory maintenance of certain preserved areas in our properties, management of pesticides and associatedhazardous waste and the acquisition of permits for water use. Our proposed business is likely to involve the handling and use of hazardous materials that may cause the emission of certain regulated substances. In addition, the storage and processing of our products may create hazardous conditions. We could be exposed to criminal and administrative penalties, in addition to the obligation to remedy the adverse effects of our operations on the environment and to indemnify third parties for damages, includingthe payment of penalties for non-compliance with these laws and regulations. Since environmental laws and their enforcement are becoming more stringent in Argentina, our capital expenditures and expenses for environmental compliance may substantially increase in the future. In addition, due to the possibility of future regulatory or other developments, the amount and timing of environmental-related capital expenditures and expenses may vary substantially from those currently anticipated. The cost of compliance with environmental regulation may result in reductions of other strategic investments which may consequently decrease our profits. Any material unforeseen environmental costs may have a material adverse effect on our business, results of operations, financial condition or prospects. We cannot ensure that our internal processes and controls may be sufficient to comply with the extensive environmental regulation.

As of June 30, 2020, we owned land reserves extending over more than 359,965 hectares that were purchased at very attractive prices. In addition, we have a concession over 102,598 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

New restrictions on agricultural and food products we produce that contain genetically modified organisms could be established which could have an adverse effect on our business.

Our agricultural products contain genetically modified organisms in varying proportions according to the year and the country of production. The use of genetically modified organisms in food has been achieved with varying degrees of acceptance in the markets in which we operate. Argentina and Brazil, for example, have approved the use of genetically modified organisms in food products, and genetically modified organisms and non-genetically modified organisms grains in those countries are produced and mixed frequently during the process of grain origination. Elsewhere, adverse publicity aboutgenetically modified foods has led to government regulation that limits sales of genetically modified organisms products. It is possible that new restrictions may be imposed on genetically modified organisms products in the main markets for some of our products, which could have an adverse effect on our business, equity and the result of our operations.

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

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2020, our consolidated financial debt amounted to ARS 418,807 million (including IDBD’s debt outstanding as of that date plus accrued and unpaid interest on such indebtedness and deferred financing costs). We cannot assure you that we will have sufficient cash flows and adequate financial capacity in the future. While the commitments and other covenants applicable to IDBD’s debt obligations do not apply to IRSA since there is no recourse to IRSA and it is not guaranteed by IRSA’s assets, these covenants and restrictions may impair or restrict our ability to operate IDBD and implement our business strategy. Although we are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future. For more information see “Recent Events – Recent IRSA Events - Corporate Information: IDBD”.On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see: “Item 10. Additional Information—D. Exchange Controls.”

As a consequence of the new restrictions on access to the Foreign Exchange Market, on October 23, 2020, we launched an exchange offer on our Series XXIV Notes due on November 14, 2020. The exchange offer consisted on two options for the bondholders: i) a cash consideration of USD 0.95741755 for each USD 1 of existing notes presented to the Exchange and the remaining amount until completing USD 1 for each USD 1 of existing notes presented to the Exchange, in notes Series XXXI, and ii) a par for par exchange of notes Series XXXII for each Existing Notes presented to the Exchange. Also on October 22, 2020, IRSA launched an exchange offer and consent solicitation on its Series I Notes due on November 15, 2020. The exchange offer consisted on two options for the bondholders: i) a cash consideration of USD 0.69622593 for each USD 1 of existing notes presented to the Exchange and the remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII, and ii) a par for par exchange of notes Series IX for each Existing Notes presented to the Exchange.

Our exchange offer consisted on the following, exchange consideration of Series XXIV Notes and Issuance of Series XXXI Notes and Series XXXII Notes. The Exchange Offer expired on November 10, 2020 and the Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series) was USD 65,075,746, which represents 88.41% acceptance.

IRSA’s Exchange Offer expired on November 10, 2020 and the Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series) was USD 178,458,188, which represents 98.31% acceptance. Considering that consent has been obtained for an amount greater than 90% of the capital of the existing notes, the Company made the Non-Essential Proposed Modifications and / or the Essential Proposed Modifications, by means of which the terms and conditions of the existing notes will be modified and replaced.

For more information see: “Recent Developments - Exchange Offer - Issuance of Series XXXI and XXXII Notes” and “IRSA’s Recent Developments - Exchange Offer- Issuance of Series VIII and IX Notes.”

Our leverage may affect our ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the local capital and the macroeconomic conditions of Argentine markets, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to changes in market conditions, changes in the real estate industry and economic downturns.

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

As of June 30, 2020, we owned approximately 61.95% of IRSA’s outstanding shares. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The U.S. capital markets have historically been an important source of funding for us, and our ability to obtain financing in the future may be adversely affected by a lack of access to the U.S. markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

Risks relating to IRSA’s business in Argentina

Disease outbreaks or other public health concerns could reduce traffic in our shopping malls.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Recently, as a result of the COVID-19 pandemic, the Argentine government enacted several regulations limiting the operation of schools, cinemas and shopping malls, which has significantly reduced traffic at our shopping malls. See “Risks Relating to Argentina – The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operation.” IRSA cannot assure you that new disease outbreaks or health hazards will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists’ activity. The recurrence of such a scenario could adversely affect IRSA’s business and IRSA’s results of operations.

IRSA is subject to risks inherent to the operation of shopping malls that may affect our profitability.

IRSA’s shopping malls are subject to various factors that affect their development, administration and profitability, including:

●
declines in lease prices or increases in levels of default by our tenants due to economic conditions;

●
increases in interest rates and other factors outside our control;

●
the accessibility and attractiveness of the areas where our shopping malls are located;

●
the intrinsic attractiveness of the shopping mall;

●
the flow of people and the level of sales of rental units in our shopping malls;

●
the increasing competition from internet sales;

●
the amount of rent collected from tenants at our shopping malls;

●
changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

●
fluctuations in occupancy levels in our shopping malls.

Worldwide competition in the markets for our products could adversely affect our business and results of operations.

An increase in our operating costs could also have a material adverse effect on us if our tenants were to become unable to pay higher rent we may be required to impose as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. All of our shopping malls and commercial properties are located in Argentina, andconsequently, these operations may be adversely affected by recession or economic uncertainty in Argentina. Persistently poor economic conditions could result in a decline in consumer spending which could have a material adverse effect on shopping mall revenue.

IRSA could be adversely affected by decreases in the value of our investments.

IRSA’s investments are exposed to the risks generally inherent to the real estate industry, many of which are out of our control. Any of these risks could adversely and materially affect IRSA’s business, financial condition and results of operations. Any returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenues from leases and the expenses incurred. In addition, there are other factors that may adversely affect the performance and value of a property, including local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and globally, competition, IRSA’s ability to find lessees and their ability to perform on their leases, changes in legislation and in governmental regulations (such as the use of properties, urban planning and real estate taxes) as well as exchange controls (given that the real estate market in Argentina relies on the U.S. dollar to determine valuations), variations in interest rates (including the risk of an increase in interest rates that reduces sales of lots for residential development) and the availability of third party financing. In addition, andgiven the relative illiquidity of the Argentine real estate market, we could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more properties. Some significant expenses, such as debt service, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenues from an investment, increasing our relative expenditures. These factors and events could impair IRSA’s ability to respond to adverse changes in the returns on IRSA’s investments, which in turn could have an adverse effect on our financial position and the results of IRSA’s operations.

IRSA issue debt in the local and international capital markets as one of its main sources of funding and our capacity to successfully access the local and international markets on favorable terms affects IRSA’s cost of funding.

IRSA’s ability to successfully access the local and international capital markets on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. IRSA has no control over capital markets conditions, which can be volatile and unpredictable. If IRSA is unable to issue debt in the local and/or international capital markets and on terms acceptable to us, whether as a result of regulations and foreingn exchange restrictions, a deterioration in capital markets conditions or otherwise, IRSA would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this was to happen, IRSA may be unable to fund our liquidity needs at competitive costs and our business results of operations and financial condition may be materially and adversely affected.

IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

As of June 30, 2020, most of IRSA’s revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of IRSA’s office buildings are located in Buenos Aires and a substantial portion of IRSA’s revenue is derived from such properties. Although IRSAowns properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, IRSA expects to continue to be largely affected by economic conditions affecting those areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect its ability to comply with IRSA’s debt service and fund operations.

IRSA’s performance is subject to the risks associated with our properties and with the real estate industry.

IRSA’s operating performance and the value of our real estate assets, and as a result, the value of its securities, are subject to the risk that its properties may not be able to generate sufficient revenue to meet its operating expenses, including debt service and capital expenditures, its cash flow needs and its ability to service our debt obligations. Events or conditions beyond its control that may adversely affect its operations or the value of its properties include:

●
downturns in national, regional and local economies;

●
declines in consumer spending and consumption;

●
competition from other shopping malls and sales outlets;

●
local real estate market conditions, such as oversupply or lower demand for retail space;

●
changes in interest rates and availability of financing;

●
the exercise by our tenants of their right to early termination of their leases;

●
vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

●
increased operating costs, including insurance expenses, salary increases, utilities, real estate taxes, federal and local taxes and higher security costs;

●
the impact of losses resulting from civil disturbances, strikes, natural disasters, terrorist acts or acts of war;

●
significant fixed expenditures associated with each investment property, such as debt service payments, real estate taxes, insurance and maintenance costs;

●
declines in the financial condition of our tenants and our ability to collect rents when due;

●
changes in our or our tenants’ ability to provide for adequate maintenance and insurance that result in a reduction in the useful life of a property; and

●
changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or changes in the exchange controls or government action (such as expropriation).

If any one or more of the foregoing conditions were to affect IRSA’s activities, this could have a material adverse effect on our financial condition and results of operations, and as a result, on the Company’s results.

An adverse economic environment for real estate companies and the credit crisis may adversely affect IRSA’s results of operations.

The success of IRSA’s business and profitability of our operations depend on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth and the maintenance of our current business and operations. As part of IRSA’s strategy, IRSA intends to increase our properties portfolio through strategic acquisitions at favorable prices, where IRSA believes IRSA can bring the necessary expertise to enhance property values. In order to pursue acquisitions, IRSA may require capital or debt financing. Recent disruptions in the financial markets may adversely impact IRSA’s ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. IRSA’s ability to make scheduled payments or to refinance IRSA’s existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, we cannot provide assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

IRSA’s revenue and profit may be materially and adversely affected by continuing inflation and economic activity in Argentina.

IRSA’s business is mainly driven by consumer spending, since a portion of the revenue from its Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, IRSA’s revenues and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which experienced a significant decline during 2019 and 2020. Consumer spending is influenced by many factors beyond IRSA’s control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

The loss of tenants or the failure of IRSA’s tenants to comply with the terms of their leases could adversely affect our operating revenues and value of our properties.

Although no single tenant represents more than 3.7% of IRSA’s revenues in any fiscal year, if a significant number of tenants at its retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if IRSA failed to retain them, IRSA’s business could be adversely affected. Further, IRSA’s shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if IRSA is not able to successfully release the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved. See “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

IRSA may face risks associated with acquisitions of properties.

As part of IRSA’s growth strategy, IRSA has acquired, and intend to do so in the future, properties, including large properties (such as Edificio República, Abasto de Buenos Aires and Alto Palermo Shopping), that tend to increase the size of our operations and potentially alter our capital structure. Although IRSA believes that the acquisitions IRSA has completed in the past and that IRSA expects to undertake enhance IRSA’s financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

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

●
IRSA may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into IRSA’s organization and to manage new properties in a way that allows it to realize cost savings and synergies.

IRSA’s future acquisitions may not be profitable.

IRSA seeks to acquire additional shopping malls to the extent IRSA manages to acquire them on favorable terms and conditions and they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

●
IRSA’s estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

●
properties IRSA acquires may fail to achieve, within the time frames we project, the occupancy or rental rates we expect to achieve at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;

●
IRSA’s pre-acquisitions evaluation and the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and

●
IRSA’s investigations of a property or building prior to its acquisition, and any representations IRSA may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

If IRSA acquires a business, IRSA will be required to merge and integrate the operations, personnel, accounting and information systems of such acquired business. In addition, acquisitions of or investments in companies may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with our current tenants and employees.

The properties IRSA acquires may be subject to unknown liabilities.

The properties that IRSA acquires may be subject to unknown liabilities, in respect to which IRSA may have limited or no recourse to the former owners. If a liability were asserted against us based on IRSA’s ownership of an acquired property, IRSA may be required to incur significant expenditures to settle, which could adversely affect IRSA’s financial results and cash flow. Unknown liabilities relating to acquired properties could include:

●
liabilities for clean-up of undisclosed environmental contamination;

●
the costs of changes in laws or in governmental regulations (such as those governing usage, zoning and real property taxes); and

●
liabilities incurred in the ordinary course of business.

IRSA’s dependence on rental income may adversely affect IRSA’s ability to meet IRSA’s debt obligations.

A substantial part of IRSA’s revenue is derived from rental income. As a result, our performance depends on our ability to collect rent from IRSA’s tenants. Our revenue and profits would be negatively affected if a significant number of our tenants or any significant tenant were to:

●
delay lease commencements;

●
decline to extend or renew leases upon expiration;

●
fail to make rental payments when due; or

●
close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, IRSA cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of our tenants and IRSA’s inability to replace such tenants may adversely affect our profitability and its ability to comply with our debt service obligations. These factors are particularly disruptive in the context of emergency situations such as the COVID-19 pandemic which has caused significant adverse impacts on our business as tenants have been required to shutdown or significantly reduce their operating activities.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of IRSA’s portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to vary IRSA’s portfolio in response to economic changes or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from an investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. Certain properties are mortgaged to secure payment of debt, and if we were unable to meet our payment obligations under such mortgages, we could suffer losses as a result of foreclosures on the mortgage properties. Further,if it becomes necessary or desirable for us to dispose of one or more of our mortgaged properties, we may not be able to obtain a release of the security interest on the property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In this kind of transactions, we may agree, subject to certain exceptions, not to sell the acquired properties for a considerable time.

Some of the land IRSA has purchased is not zoned for development purposes, and IRSA may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

IRSA owns several plots of land which are not zoned for the type of projects IRSA intends to develop. In addition, IRSA has not yet applied for the required land-use, building, occupancy and other required governmental permits and authorizations for these properties. IRSA cannot assure you that IRSA will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed or rejected. Moreover, IRSA may be affected by building moratorium and anti-growth legislation. If IRSA is unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, IRSA may be forced to make unwanted modifications to such projects or abandon them altogether.

IRSA’s ability to grow will be limited if IRSA cannot obtain additional financing.

Although IRSA is liquid as of the date of this annual report, we must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities.

IRSA’s growth strategy is focused on the development and redevelopment of properties IRSA already owns and the acquisition and development of additional properties. As a result, IRSA is likely to depend on an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. IRSA cannot assure you that additional financing, refinancing or other capital will be available in the amounts we require or on favorable terms. IRSA’s access to debt or equity capital markets depends on a number of factors, including the market’s perception of IRSA’s r growth potential, IRSA’sability to pay dividends, IRSA’s financial condition, IRSA’s credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing IRSA’s growth strategy on satisfactory terms or at all.

The capital and credit markets for Argentine have been experiencing extreme volatility and disruption since the last years. If IRSA’s current resources do not satisfy our liquidity requirements, IRSA may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of risk in Argentina, of IRSA’s company or the industry generally. IRSA may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

Adverse incidents that occur in IRSA’s shopping malls may result in damage to IRSA’s reputation and a decrease in the number of customers.

Given that IRSA’s shopping malls are open to the public, with ample circulation of people, accidents, theft, robbery, public protest and other incidents may occur in our facilities, regardless of the preventative measures we adopt. In the event such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer, which may cause a reduction in the sales volume and operating income of our shopping malls.

Argentine laws governing leases impose restrictions that limit IRSA’s flexibility.

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

As a result, IRSA is exposed to the risk of higher rates of inflation under IRSA’s leases, and any exercise of rescission rights by our tenants could materially and adversely affect IRSA’s business and results of operations. IRSA cannot assure you that IRSA’s tenants will not exercise such right, especially if rental rates stabilize or decline in the future or if economic conditions continue to deteriorate.

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

The prior legal framework required that debtors could only discharge their foreign currency payment obligations by paying in that currency. Although judicial decisions have held that this feature of the regulation can be set aside by the parties to an agreement, it is too early to determine if this is legally enforceable. Moreover, there are not enough judicial decisions on the scope of this amendment and, in particular, its impact on the ability of landlords and tenants to set aside the new provision and enforce such agreements before an Argentine court. In recent years certain rulings have been rendered affirming the obligation of a tenant to pay in foreign currency if the obligation was freely assumed.

IRSA may be liable for certain defects in IRSA’s buildings.

The Argentine Civil and Commercial Code imposes liability on real estate developers, builders, technical project managers and architects in case of hidden defects in a property for a period of three years from the date title to the property is tendered to the purchaser, even when those defects did not cause significant property damage. If any defect affects the structural soundness or make the property unfit for use, the liability term is ten years.

In IRSA’s real estate developments, IRSA usually acts as developers and sellers while construction generally is carried out by third party contractors. Absent a specific claim, IRSA cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and IRSA has not recorded provisions associated with them in IRSA’s financial statements. If IRSA was required to remedy any defects on completed works, our financial condition and results of operations could be adversely affected.

IRSA could have losses if we have to resort to eviction proceedings in Argentina to collect unpaid rent because such proceedings are complex and time-consuming.

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

Historically, IRSA has sought to negotiate the termination of leases with defaulting tenants after the first few months of non-payment in an effort to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material and adverse effect on our financial condition and results of operations.

The recurrence of a credit crisis could have a negative impact on IRSA’s major customers, which in turn could materially adversely affect IRSA’s results of operations and liquidity.

The global credit crisis has a significant negative impact on businesses around the world. Similarly, Argentina is undergoing a credit crisis that could negatively impact IRSA’s tenants’ ability to comply with their lease obligations. The impact of a future credit crisis on IRSA’s major tenants cannot be predicted and may be quite severe. A disruption in the ability of IRSA’s significant tenants to access liquidity could pose serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in future orders of their products and their inability or failure to comply with their obligations, any of which could have a material adverse effect on our results of operations and liquidity.

IRSA is subject to risks inherent to the operation of office buildings that may affect IRSA’s profitability.

Office buildings are exposed to various factors that may affect their development, administration and profitability, including the following factors:

●
lower demand for office space;

●
a deterioration in the financial condition of our tenants that causes defaults under leases due to lack of liquidity, access to capital or for other reasons;

●
difficulties or delays renewing leases or re-leasing space;

●
decreases in rents as a result of oversupply, particularly offerings at newer or re-developed properties;

●
competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants;

●
maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings;

●
exchange controls that may interfere with their ability to pay rents that generally are pegged to the U.S. dollar;

●
the consequences of a pandemic, epidemic or disease outbreak that would produce lower demand for offices spaces; and

●
an increase in our operating costs, caused by inflation or by other factors could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses.

IRSA’s investment in property development and management activities may be less profitable than IRSA anticipate.

IRSA is engaged in the development and construction of properties to be used for office, residential or commercial purposes, shopping malls and residential complexes, in general through third-party contractors. Risks associated with our development, reconversion and construction activities include the following, among others:

●
abandonment of development opportunities and renovation proposals;

●
construction costs may exceed our estimates for reasons including higher interest rates or increases in the cost of materials and labor, making a project unprofitable;

●
occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental revenue and a corresponding lower return on our investment;

●
pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

●
lack of affordable financing alternatives in the private and public debt markets;

●
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

●
changes in our tenants’ demand for rental properties outside of Buenos Aires; and

●
IRSA may incur capital expenditures that require considerable time and effort and which may never be completed due to government restrictions or overall market conditions.

In addition, IRSA may face constructors’ claims for the enforcement of labor laws in Argentina. Many companies in Argentina hire personnel from third-party companies that provide outsourced services, and sign indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in recent years several courts have denied the existence of independence in those labor relationships and declared joint and several liabilities for both companies.

While IRSA’s policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, IRSA is nevertheless subject to risks associated with the construction of properties, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs that, may exceed original estimates, possibly making the associated investment unprofitable. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these development projects and harm our operating results.

Greater than expected increases in construction costs could adversely affect the profitability of IRSA’s new developments.

IRSA’s businesses activities include real estate developments. One of the main risks related to this activity corresponds to potential increases in constructions costs, which may be driven by higher demand and new development projects in the shopping malls and buildings sectors. Increases higher than those included in the original budget may result in lower profitability than expected.

The increasingly competitive real estate sector in Argentina may adversely affect IRSA’s ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

IRSA’s real estate activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors. Furthermore, the Argentine real estate industryis generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business and shopping mall business in Argentina, further increasing this competition. To the extentthat one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

All of IRSA’s shopping mall and commercial office properties are located in Argentina. There are other shopping malls and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect both on our ability to lease retail space in our shopping malls or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. IRSA cannot assure you that other shopping mall operators, including international shopping mall operators, will not invest in Argentina in the near future. If additional companies become active in the Argentine shopping mall market in the future, such competition could have a material adverse effect on our results of operations.

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

IRSA currently carries insurance policies that cover potential risks such as civil liability, fire, loss profit, floods, including extended coverage and losses from leases on all of IRSA’s properties. Although we believe the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in the national market. In the event of a loss that was not insured or a loss in excess of insured limits, IRSA could lose all or a portion of the capital IRSA has invested in a property, as well as the anticipated future revenue from the property. In such an event, IRSA might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. IRSA cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of IRSA’s properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. IRSA does not hire life or disability insurance for our key employees. If any of our key employees were to die or become disabled, IRSA could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

In addition, IRSA cannot assure you that IRSA will be able to renew our insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive.

An uninsured loss or a loss that exceeds policies on IRSA’s properties could subject us to lost capital or revenue on those properties.

The terms of IRSA’s standard form property leases currently in effect, require tenants to indemnify and hold us harmless from liabilities resulting from injury to persons or property at or outside the premises, due to activities conducted on the properties, except for claims arising from negligence or intentional misconduct of IRSA’s agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability insurance policies. IRSA cannot provide assurance that IRSA’s tenants will be able to properly maintain their insurance policies or have the ability to pay deductibles. If an uninsured loss occurs or a loss arises that exceeds the combined aggregate limits for the policies, or if a loss arises that is subject to a substantial deductible under an insurance policy, we could lose all or part of IRSA’s capital invested in, and anticipated revenue from, one or more of IRSA’s properties, which could have a material adverse effect on our business, financial condition and results of operations.

Demand for IRSA’s premium properties, aimed at high-income consumers, may not be sufficient.

IRSA have focused on development projects that cater to affluent consumers and IRSA has entered into property barter arrangements pursuant to which IRSA contributes undeveloped land parcels to joint venture entities with developers who agree to deliver units at premium development locations in exchange for IRSA’s land contribution. When the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, IRSA would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on IRSA’s financial condition and results of operations.

IRSA’s level of debt may adversely affect our operations and our ability to pay IRSA’s debt as it becomes due.

As of June 30, 2020, IRSA’s consolidated financial debt amounted to ARS 376,159 million (including the Operation Center in Israel’s outstanding debt of ARS 311,674 million, and current and non-current financial loans plus accrued and unpaid interest and deferred financing costs). IRSA cannot assure the Company that we will have sufficient cash flows and adequate financial capacity to finance its business in the future. While the commitments and other covenants applicable to IDBD’s debt obligations do not apply to IRSA since there is no recourse to IRSA and such debt obligations are not guaranteed by IRSA’s assets, these covenants and restrictions may impair or restrict our ability to operate IDBD and implement its business strategy. Although IRSA is generating sufficient funds from our operating cash flows to meet IRSA’s debt service obligations and IRSA’s ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, IRSA cannot assure the Company that IRSA will have sufficient cash flows and adequate financial structure in the future. For more information see “Recent Events – RECENT IRSA Events - Corporate Information: IDBD”.

IRSA’s leverage may affect our ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the local capital and the macroeconomic conditions of Argentine markets, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. IRSA’s leverage could also affect our competitiveness and limit IRSA’s ability to changes in market conditions, changes in the real estate industry and economic downturns.

The success of IRSA’s businesses and the feasibility of IRSA’s transactions depend on the continuity of investments in the real estate markets and IRSA’s ability to access capital and debt financing. In the long term, lack of confidence in real estate investment and lack of access to credit for acquisitions could restrict growth. As part of IRSA’s business strategy, we will strive to increase IRSA’s real estate portfolio through strategic acquisitions of properties at favorable prices and properties with added value which we believe meet the requirements to increase the value of our properties.

IRSA may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the lenders and/or holders of our securities will be able to accelerate the maturity of such debt or default under other debt arrangements. IRSA’s ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, IRSA may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations as they become due.

On November 2, 2020, IRSA, announced the results of the Early Bird of Series IX Notes. As of October 30, 2020, deadline for accessing the Early Bird, exchange orders have been submitted for a total amount equivalent to USD 70,971,181 for Series IX Notes. On November 11, 2020, IRSA reported the results of the Exchange Offer. Eligible holders have been presented for a total amount equivalent (for both Classes) to USD 178,458,188, representing 98.31% of the face value of the Existing Notes in Circulation, through the participation of 6,571 orders. For more information see: “Recent Developments - Exchange Offer- Issuance of Series VIII and IX Notes.”

IRSA is subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which our hotels operate is highly competitive. The operational success of IRSA’s hotels is highly dependent on our ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. IRSA’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition, the profitability of our hotels depends on:

●
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

The shift by consumers to purchasing goods over the Internet, where barriers to entry are low, may negatively affect sales at IRSA’s shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. IRSA believes that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at IRSA’s properties face increasing competition from online sales and this could cause the termination or non-renewal of their leases or a reduction in their gross sales, affecting our percentage rent based revenue. If e commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on our shopping malls could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects. For more information with respect to the COVID-19 pandemic and its impact on our business, see “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.

IRSA’s activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical landmark preservation, consumer protection, antitrust and other requirements, all of which affect IRSA’s ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the introduction of new taxes and changes in the taxation regime. IRSA’s is required to obtain permits from different government agencies in order to carry out our projects. Maintaining IRSA’s licenses and authorizations can be costly. If we fail to comply with such laws, regulations, licenses and authorizations, IRSA may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

In addition, public agencies may issue new and stricter standards, or enforce or construe existing laws and regulations in a more restrictive manner, which may force us to incur expenditures in order to comply. Development activities are also subject to risks of potential delays in or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on IRSA’s business.

In the past, the Argentine government issued regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of IRSA’s leases provide that tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting IRSA’s rental income. IRSA cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of shopping malls and office properties in Argentina could negatively affect the real estate and the rental market and materially and adversely affect IRSA’s operations and financial condition.

Labor relations may negatively impact to IRSA.

As of June 30, 2020, 62% of IRSA’s workforce was represented by unions under collective bargaining agreements. Although IRSA currently enjoys good relations with IRSA’s employees and their unions, IRSA cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

IRSA’s results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect IRSA’s business, results of operations and financial condition.

During the year ended June 30, 2020, IRSA had fair value gains on investment properties of ARS 30,742 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, IRSA will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

IRSA cannot guarantee whether changes in market conditions will increase, maintain or decrease the historical average fair value gains on our investment properties or at all. In addition, the fair value of our investment properties may materially differ from the amount we receive from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of our investment properties in the future or if our investment properties are disposed of at significantly lower prices than their valuation or appraised value, our business, results of operations and financial condition may be materially and adversely affected.

Due to the currency mismatches between IRSA’s assets and liabilities, IRSA has high currency exposure.

As of June 30, 2020 the majority of our liabilities in our Operations Center in Argentina, such as our Series 1 and 2 Notes, the Series 2 and 4 Notes issued by IRSA’s subsidiary IRSA Commercial Properties (“IRSA CP”) (which were fully canceled on September 14, 2020), and IRSA’s Series 8 and 9 Notes issued on November 12, 2020, were denominated in U.S. dollars while IRSA’s revenues are mainly denominated in Pesos. This currency gap and restrictions to access to foreingn exchange markets to acquire the required U.S. dollars to pay our U.S. dollar denominated debt exposes us to a risk of volatility, which circumstances may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affected our ability to our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of our debt in Pesos, which further adversely affects IRSA’s results of operation and financial condition and may increase the collection risk of IRSA’s leases and other receivables from IRSA’s tenants and mortgagees, most of which generate Peso denominated revenues.

Property ownership through joint ventures or investees may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities or make minority investments in entities when we believe circumstances warrant the use of such structures.

As of June 30 2020, through IRSA’s subsidiary IRSA CP, it owns 50% of Quality Invest S.A. In the Sales and Developments segment, 50% of the equity of Puerto Retiro and 50% of the equity of Cyrsa S.A. In the Hotel segment, IRSA owns 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group.

In addition, IRSA holds approximately 29.91% of the equity of Banco Hipotecario, of which the Argentine government is the controlling shareholder. It also holds approximately 18.9% of the equity of Condor Hospitality Trust Inc. (“Condor”), which is under a sale process.

IRSA could engage in a dispute with one or more of its joint venture partners or controlling shareholder in an investment that might affect its ability to operate a jointly-owned property. Moreover, its joint venture partners or controlling shareholder in an investment may, at any time, have business, economic or other objectives that are inconsistent with its objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of its investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, its joint venture partners or controlling shareholder in an investment may have competing interests in their markets that could create conflicts of interest. If the objectives of its joint venture partners or controlling shareholder in an investment are inconsistent with our own objectives, IRSA will not be able to act exclusively in our interests.

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

Dividend restrictions in our subsidiaries may have an adverse effect on us.

Dividends paid by IRSA’s subsidiaries are an important source of funds for us as are other permitted payments from subsidiaries. The debt agreements of our subsidiaries contain or may in the future contain covenants restricting their ability to pay dividends or make other distributions to us. If our subsidiaries are unable to make such payments to us, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness.

IRSA is dependent on our Board of Directors senior management and other key personnel.

IRSA’s success, to a significant extent, depends on the continued employment of Eduardo S. Elsztain and certain other members of our board of directors and senior management, who have significant expertise and knowledge of our business and industry. The loss or interruption of their services for any reason could have a material adverse effect on our business and results of operations. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us, which may have a material adverse effect on our financial condition and results of operations.

IRSA may face potential conflicts of interest relating to our principal shareholders.

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through Cresud S.A.C.I.F. y A. As of June 30, 2020, such beneficial ownership consisted of 359,102,211 common shares held by Cresud S.A.C.I.F. y A. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of June 30, 2020, Mr. Eduardo S. Elsztain also beneficially owned (i) approximately 63.1% of our common shares and (ii) approximately 84.7% of the common shares of IRSA CP. IRSA cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Related to IRSA’s Investment in Banco Hipotecario

As of June 30, 2020, IRSA owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario S.A. (“Banco Hipotecario”), which represented 1.7% of its consolidated assets from its operations center in Argentina as of such date. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

The growth and profitability of Argentina’s financial system partially depend on the development of long-term funding. During the last year, Central Bank reserves registered an abrupt fall mainly due to U.S. Dollars sales by the Central Bank and the National Treasury to the private sector; cancellation of public debt; and outflow of dollar deposits from the private sector. As a consequence, there is a reduction of loans denominated in U.S. Dollars and there is low liquidity of U.S. Dollars in the market. If this trend continues, the financial banking system could result affected. Since most deposits in the Argentine financial system are short-term, a substantial portion of the loans have the same or similar maturities, and there is a small portion of long-term credit lines. The uncertainty with respect to the level of inflation in future years is a principal obstacle to a faster recovery of Argentina’s private sector long-term lending. This uncertainty has had, and may continue to have a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. If longer-term financial intermediation activity does not grow, the ability of financial institutions, including Banco Hipotecario, to generate profits will be negatively affected.

Banco Hipotecario issues debt in the local and international capital markets as one of its main sources of funding and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

In recent years, Banco Hipotecario has diversified its financing sources based on its greater presence in the local and international capital markets. As of June 30, 2020, Banco Hipotecario’s financial indebtedness accounted for 37.8% of its financing. Likewise, as of June 30, 2020, the issuance of notes represented 29.7% of its total liabilities. The ability of Banco Hipotecario to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. Banco Hipotecario has no control over capital markets conditions, which can be volatile and unpredictable. If Banco Hipotecario is unable to issue debt in the local and/or international capital markets and on terms acceptable, whether as a result of regulations, a deterioration in capital markets conditions or otherwise, Banco Hipotecario would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this were to happen, Banco Hipotecario may be unable to fund our liquidity needs at competitive costs and Banco Hipotecario business results of operations and financial condition may be materially and adversely affected. On October 9, 2020, the Banco Hipotecario successfully completed the placement and issuance of its Series No.4 Notes in an aggregate amount of USD78,336,000. This Exchange Offer was carried out as a consequence of the new restrictions on access to the Foreign Exchange Market to obtain United States dollars since additional conditions have been established under Communication “A” 7106 for the purchase of foreign currency intended for repayment of principal maturing between October 15, 2020 and March 31, 2021 in respect of the issuance of foreign currency-denominated debt securities registered with official registries in Argentina by private sector clients or the entities themselves.The Series No.4 Notes due 2025, which will bear an interest at a fixed rate of 9.750% per annum and are, payable on a semiannual basis, were issued at a price of 100% of face value in the context of the exchange of Banco Hipotecario’s USD 130,560,000 face value of its Outstanding 9.750% Series 29 Notes due 2020. In accordance with the provisions of the Offer Documents, the nominal value of existing Notes submitted for in kind represented approximately 46.66% of the total amount of the Notes, the remainder will be cancelled by the bank.

The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 10.0% as of June 30, 2020. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the government’s ability to foster sustainable long-term growth, generate fiscal revenues and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2020 such securities issued by the Central Bank represented approximately 27.0% of the total assets of the Argentine financial system. As of June 30, 2020, Banco Hipotecario’s total exposure to the public sector was ARS 2,669.5 million, which represented 2.2% of its assets as of that date, and the total exposure to securities issued by the Central Bank was ARS 13,581.5 million, which represented 11.2% of its total assets as of June 30, 2020,

The quality of Banco Hipotecario’s assets and that of other financial institutions may deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

The capacity of many Argentine private sector debtors to repay their loans has in the past deteriorated as a result of certain economic events in Argentina or macroeconomic conditions, materially affecting the asset quality of financial institutions, including us. The ratio of non-performing private sector loans has increased in recent years, as Argentina’s economic outlook deteriorated. Banco Hipotecario recorded non-performing loan ratios of 3.8%, 6.0%, 12.3% and 12.7% for 2017, 2018, 2019 and 2020 respectively. The quality of its loan portfolio is highly sensitive to economic conditions prevailing from time to time in Argentina, and as a result if Argentina were to experience adverse macroeconomic conditions, the quality of Banco Hipotecario’s loan portfolio and the recoverability of our loans would likely be adversely affected. This might affect the creditworthiness of Banco Hipotecario’s loan portfolio and the results of operations.

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

In addition, the Civil and Commercial Code has a chapter on consumer protection, stressing that the rules governing consumer relations should be applied and interpreted in accordance with the principle of consumer protection and that a consumer contract should be interpreted in the sense most favorable to it. The applicationof both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has increased general consumer protection levels. If Banco Hipotecario is found to be liable for violations of any of the provisions of these laws, the potential penalties could limit some of Banco Hipotecario’s rights, for example, with respect to its ability to collect payments due from services and financing provided by us, and adversely affect Banco Hipotecario’s financial results of operations.

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

Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Central Bank and other regulatory authorities. The Central Bank may penalize Banco Hipotecario and its directors, members of the Executive Committee and members of its Supervisory Committee, in the event of any breach of the applicable regulation. Potential sanctions, for any breach on the applicable regulations may vary from administrative and/or disciplinary penalties to criminal sanctions. Similarly, the CNV, which authorizes securities offerings and regulates the capital markets in Argentina, has the authority to impose sanctions on us and Banco Hipotecario’s Board of Directors for breaches of corporate governance established in the capital markets laws and the CNV Rules. The Financial Information Unit (Unidad de Información Financiera, or “UIF” as per its acronym in Spanish) regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

We cannot assure you whether such regulatory authorities will commence proceedings against Banco Hipotecario, its shareholders, directors or its Supervisory Committee, or penalize Banco Hipotecario. Banco Hipotecario has adopted “Know Your Customer” and other policies and procedures to comply with its duties under currently applicable rules and regulations.

In addition to regulations specific to the banking industry, Banco Hipotecario is subject to a wide range of federal, provincial and municipal regulations and supervision generally applicable to businesses operating in Argentina, including laws and regulations pertaining to labor, social security, public health, consumer protection, the environment, competition and price controls. We cannot assure you that existing or future legislation and regulation will not require material expenditures by Banco Hipotecario or otherwise have a material adverse effect on Banco Hipotecario’s consolidated operations.

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

In addition, the Civil and Commercial Code, among other things, modifies the applicable regime for contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; provided however that the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion. However, in recent years some court decisions have established the obligation to pay the in foreign currency when it was so freely agreed by the parties. We are not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank’s charter) will not result in significant costs to Banco Hipotecario, or will otherwise have an adverse effect on Banco Hipotecario’s operations.

The Covid-19 pandemic may negatively impact the operations and financial situation of Banco Hipotecario

In order to mitigate the impact of the COVID-19 pandemic and mandatory confinement across Argentina, the Central Bank took certain measures to provide financial support to households. In particular, the new regulations include: (i) limitations on bank holdings of Central Bank notes in order to make funds available to borrowers and encourage the provision of credit lines to SMEs and loans granted in part by a state agency (the Argentine Guarantee Fund (FoGAr)), (ii) temporary easing of bank loan classification rules (providing an additional 60-day default period before a loan should be classified as delinquent), (iii) financial institutions cannot distribute dividends until, at least 30 June 2020 (term extended until 31 December 2020 by Central Bank Communication “A” 7,035), (iv) a capital requirement of 1.250% on exposure to credit card loans for tourism-related purchases made abroad, (v) a temporary prohibition on charging fees related to ATM services, (vi) mortgage relief, freezing until September 30, 2020, the interest and principal amount of mortgage payments based on the amounts payable as of March 2020, and postponing any foreclosure through September 30, 2020, (vii) the deferment of payments of unpaid credit card balances from April to September 2020 for a period of one year with a three-month interest-free grace period (according to Central Bank Communications “A” 6,964 and 7,095) (viii) reduction in the maximum credit card interest rate from 49% to 43%, and (ix) the postponement of all loan payments due during the second and third quarters of 2020 without punitive interest.As a result of the economic effects of the COVID-19 pandemic, Banco Hipotecario’s non-financial private sector loan portfolio (which accounted for 35.8% of Banco Hipotecario’s total assets as of June 30, 2020) may experience an increase in delinquencies. In addition, the application of IFRS 9 and the expected credit loss-based impairment model could accelerate the recognition of loss forecasts. Provisions for insolvencies for the six-month period ended June 30, 2020 were of ARS 710.1 million.

These and other measures taken by the Central Bank or other government authorities in response to the COVID-19 pandemic, as well as the effect of the COVID-19 pandemic on the Banco Hipotecario’s borrowers, may affect Banco Hipotecario’s business, financial condition and results of operations, including its ability to refinance its indebtedness as it comes due.

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

Risks Relating to IRSA’s Operations Center in Israel

IDBD was declared insolvent and is under liquidation.

On September 25, 2020, the District Court in Tel Aviv-Jaffa (the “Court”), in response to a petition from IDBD’s creditors, declared the insolvency of IDBD and initiated liquidation proceedings (the “Liquidation Proceedings”). The Court appointed a trustee for IDBD’s shares and receivers for DIC’s and Clal’s shares. We are analyzing together with our local and international advisors the decision, including alternatives and courses of action. Insolvency proceedings will be governed by Israeli law, which are different from the corporate insolvency or bankruptcy laws of the United States. We cannot assure that we will be successful in avoiding liquidation by converting such liquidation proceedings to a reorganization, which would permit us to develop and propose, for creditor and court approval, a reorganization plan that would enable us to continue having a controlling stake in and managing IDBD. Even if we were to propose a reorganization plan, any reorganization plan would likely require that we obtain new post-petition funding, which may be unavailable. Further, in the event of bankruptcy, IDBD’s secured creditors that have encumbrances on all of its assets would likely execute and take all of its assets, which may leave nothing for its other creditors or its stockholders.

Our investment in IDBD is without recourse to IRSA. IDBD’s debt is not guaranteed by IRSA’s assets. Therefore, IRSA’s financial risk with respect to its investment in Israel is limited to the value of such investment However, we cannot guarantee that the liquidation of IDBD will not result in legal claims against our directors or that it may adversely affect our reputation and, consequently, our business, the outcome of our operations and our financial situation.

Capital contributions to IDBD, and any such capital contributions may be subject to claims by creditors.

On September 7, 2020, IRSA reported that with respect to the commitment to make capital contributions in the sum of NIS 70,000,000 on September 2, 2020 and other NIS 70,000,000 on September 2, 2021 the Company has considered that there are doubts as to the fulfilment of the conditions established for making such contributions and has therefore resolved not to make the 2020 NIS 70 million capital contribution.

The deterioration of the global economy and changes in capital markets in Israel and around the world may affect IDBD, DIC and their respective subsidiaries.

A recession or deterioration of capital markets around the world and in Israel (including volatility in securities prices, exchange rates and interest rates), are affecting and may negatively affect IDBD, DIC and their subsidiaries, on a) the profits of operations due to lower demand for products of the subsidiaries of IDBD or DIC, b) on the value of the marketable securities or other assets owned by them, c) liquidity and equity position of IDBD, DIC and their subsidiaries, d) raise of capital or e) access the capital markets in Israel and abroad on financial terms acceptable to IDBD, DIC and their respective subsidiaries, which f) could limit their ability to or financial covenants under IDBD’s credit agreement and other financial agreements, on g) their ratings, h) their ability to distribute dividends; i) certain subsidiaries import or buy raw materials which are required for their activities, and therefore, their business results may also be affected by changes in the prices of raw materials around the worldand (j) make it difficult to find sources of financing and raise or recycle debt funds when necessary to finance their current activities and long-term operations, as well as the financing terms of financial institutions and banks.

Risks Related to the ADSs and the Common Shares.

Common shares eligible for sale could adversely affect the price of our common shares and ADSs.

The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders of common shares or ADSs, or the perception that these sales could occur. These sales also might make it difficult for us to raise capital by selling equity securities at a time and at the conditions that we may deemed appropriate. Eduardo Elsztain, which as of June 30, 2020, was the beneficial owner of approximately 36.9% of our common shares (or approximately 185,229,897 common shares which may be exchanged for an aggregate of 18,522,989 ADSs, for more information see “Item 6. Directors, Senior Management and Employees - E. Share Ownership”), may sell or otherwise dispose of any or all of its common shares or ADSs at any time. Sales of a large number of our common shares and/or ADSs may have an adverse effect on the market price of our common shares and the ADSs.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or “PFIC,” for United States federal income tax purposes for the taxable year ending June 30, 2020, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as reporting requirements. See “Item 10. F—Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or ADSs.

On September 12, 2013, Law No. 26,893, which amended Law No. 20,628 (the “Income Tax Law”), was enacted and published in the Official Gazette on September 23, 2013. According to the amendments, the distribution of dividends by an Argentine corporation was subject to income tax at a rate of 10.0%, unless such dividends were distributed to Argentine corporate entities (the “Dividend Tax”)

The Dividend Tax was repealed by Law No. 27,260, published in the Official Gazette on July 22, 2016, and consequently no income tax withholding was applicable on the distribution of dividends in respect of both Argentine and non-Argentine resident shareholders, except when dividends distributed were greater than the income determined according to the application of the Income Tax Law, accumulated at the fiscal year immediately preceding the year in which the distribution is made. In such case, the excess was subject to a rate of 35%, for both Argentine and non-Argentine resident shareholders. This treatment still applies to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

However, pursuant to Law No. 27,430, as amended by Law No. 27,541, dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends— by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to Argentine resident individuals, resident undivided estates and foreign beneficiaries will be subject to income tax at a 7% rate on profits accrued during fiscal years starting on January 1, 2018 to December 31, 2019, and at a 13% rate on profits accrued in fiscal years starting on January 1, 2020 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax should apply.

Nevertheless, the initial date for the application of the tax rates mentioned above was modified by Law No. 27,541, published in the Official Gazette on December 23, 2019. According to said law and recent interpretations made by the Federal Tax Department, the 7% tax rate is currently applicable for fiscal years starting on, or prior to December 31, 2020 and the 13% tax rate is applicable for fiscal years starting as from January 1, 2021.

In addition, capital gains originated from the disposal of shares and other securities, including securities representing shares and deposit certificates, are subject to capital gains tax. Law No. 27,430 effective as of January 1, 2018, provides that capital gains obtained by Argentine resident individuals from the disposal of shares and ADSs are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, and/or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

Such law also provides that the capital gains tax applicable to non-residents for transactions entered into until December 30, 2017 is still due, although no taxes will be claimed to non-residents with respect to past sales of Argentine shares or other securities traded in the CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. General Resolution (AFIP) No. 4,227, which came into effect on April 26, 2018, stipulates the procedures through which the income tax should be paid to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 was due on June 11, 2018.

In addition, Decree No. 824/2019, published in the Official Gazette on December 6, 2019 and which introduced the new consolidated text of the Income Tax Law- maintains the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by non-residents. However, non-residents are exempt from the capital gains tax on gains obtained from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, and/or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issuedabroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, and the funds used for the investment proceed from, jurisdictions not considered as not cooperating for purposes of fiscal transparency.

In case the exemption is not applicable and, to the extent foreign beneficiaries neither reside in, nor the funds arise from, jurisdictions considered as not cooperating for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions considered as not cooperating for purposes of fiscal transparency, a 31.5% effective rate on the gross price should apply.

Therefore, holders of our common shares, including in the form of ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

Holders of our ADSs may be unable to exercise voting rights with respect to the common shares underlying their ADSs.

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

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation areillegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

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

You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your ADSs.

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Under the deposit agreement, the ADS Depositary will not exercise rights on your behalf or make rights available to you unless we instruct it to do so, and we are not required to give that instruction. In addition, you may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your ADSs unless a registration statement under the US Securities Act of 1933, as amended is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the ADS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, US holders of common shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

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

All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our depositary agent for the ADSs in the United States is The Bank of New York Mellon whose address is 240 Greenwich Street, New York, NY 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U. S. calls and +1-201-680-6825 for calls outside U.S.

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

In 2002, we acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud, and 2009, we increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s directly principal subsidiary. As of June 30, 2020, we had a 61.95% equity interest in IRSA (without considering treasury shares) and a majority of our directors are also directors of IRSA. IRSA is one of Argentina’s largest real estate companies and is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping malls and luxury hotels, as well as the sales and development residential properties, it has a 29.9% interest in Banco Hipotecario, one of the main financial institutions in the country, and selected investments outside of Argentina. Also, IRSA has international investments, both in the United States in relation to the lease of office buildings (Lipstick Building) and hotels, through “Condor” a hotel REIT in that country, and in Israel, through IDBD and DIC, one of the largest and most diversified investment groups of Israel, which, participates in numerous markets and industry sectors, including real estate, retail, agroindustry, insurance, telecommunications, among others.

In March 2008 we launched and offered to sell up to which 180 million shares. In the local and international markets, which were fully subscribed. In addition, each shareholder received, without additional cost, one warrant for each share subscribed. The proceeds allowed us to expand our international operations to Paraguay and Bolivia.

As of June 30, 2020, we owned, directly and though our subsidiaries, 26 farms, with a total area of 629,794 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years.

In line with our international expansion strategy, in September of 2005 we participated in the creation of Brasilagro with the purpose of replicating our business model in Brazil. We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Investments S.A. and Agro Managers S.A. On May 2, 2006, BrasilAgro’s shares were listed on the Novo Mercado of the Brazilian Stock Exchange (“BOVESPA”) with the symbol AGRO3 and on November 8, 2012, Brasilagro’s ADRs became listed on the NYSE, under the ticker LND. As of June 30, 2020, we held a 33.55% interest in Brasilagro’s stock capital, which, as of June 30, 2020 has 10 farmland properties and 215,330 hectares under management Brazil and Paraguay. On July 15, 2020, the Company, through its subsidiary Brasilagro, entered into an agreement for the sale of of 1,875 hectares (1,500 are production hectares) of the Jatobá Establishment. For more information see: “Cresud’s Recent Developments - Jatobá sale”

Significant acquisitions, dispositions and development of business

Agricultural business

Sale and purchase of Farmlands

Acquisition of Serra Grande Farmland

On May 18, 2020, the Group through its subsidiary BrasilAgro purchased a farm in Baixa Grande do Ribeiro, Piauí of 4,500 hectares (of which 2,900 can be developed for crop production). The amount of the acquisition was set at BRL 25 million (equivalent ARS 316 million), with an initial payment of BRL 8 million (equivalent ARS 101 million). The balance will be cancelled in three annual installments.

Sale of Alto Taquari Farmland

On May 29, 2020, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 105 hectares of Alto Taquari farm. The total amount of the sale was 115,478 soybean bags per arable hectare equivalent BRL 11 million (equivalent ARS 139 million). The buyer made the initial payment of BRL 1,8 million (equivalent ARS 22 million). The remaining balance will be paid in five annual installments. The Company has recognized gains of BRL 8 million (equivalent ARS 100 million) as result of this transaction.

On October 29, 2019, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 85 hectares (65 are production hectares) of Alto Taquari farm, a rural property located in the municipality of Alto Taquari, for a total amount of BRL 5.5 (equivalent ARS 94 million). The same date, the buyer made the initial payment of 14,300 soybean bags per arable hectare equivalent BRL 1 million (equivalent ARS 18 million). The remaining balance will be paid in four annual installments. The Company has recognized gains of BRL 4 million (equivalent ARS 68 million) as result of this transaction.

On November 21, 2018, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 103 hectares of Alto Taquari farm. The total amount of the sale was 1,100 soybean bags per arable hectare equivalent to BRL 7 million (equivalent to ARS 114 million). The buyer made the initial payment of 22,656 soybeans bags equivalent to equivalent to BRL 1.5 million (equivalent to ARS 17 million); and the remaining balance will be paid in eight biannual installments. The Company has recognized gains of BRL 5 (equivalent to ARS 91) as result of this transaction.

Jatobá

On June 30, 2020, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 1,875 hectares (1,500 are production hectares) of Jatobá farm. The total amount of BRL 45 million (equivalent ARS 567 million), of which BRL 5 million (equivalent ARS 63 million) were already collected. The remaining balance will be paid in six annual installments. The Company has recognized gains of BRL 32.8 million (equivalent ARS 413 million) as result of this transaction. On July 15, 2020 BrasilAgro entered into an agreement fore the sale of 1,875 hectacres (1,500 are production acres) of the Jatobá Establishment. For more information see: “Cresud’s Recent Developments – Jatobá sale”

On July 11, 2019, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 1,134 hectares (893 are production hectares) of Jatobá Farmland, a rural property located in the municipality of Jaborandi – BA. The total amount of sale was 302 soybean bags per arable hectare equivalent or BRL 23 million (equivalent ARS 394 million). The buyer, on September 2, 2019 made the initial payment of 38,000 soybean bags per arable hectare equivalent BRL 3 million (equivalent ARS 45 million). The remaining balance will be paid in six annual installments. Handover of possession and gains as result of this transaction has recognized on September 30, 2019, approximately, BRL 17 million (equivalent ARS 272 million).

On June 2019, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 3,124 hectares of Jatobá Farm. The total amount of the sale was 285 soybean bags per arable hectare or BRL 47 (equivalent to ARS 776). The buyer already made an initial payment of BRL 5 (equivalent to ARS 83) and on July 31, 2019 had pay BRL 5 (equivalent to ARS 83) more; and the remaining balance, equivalent to 563,844 soybeans bags, will be paid in six equal annual installments. This sale was accounted on June 30, 2019, the gain of this transaction amount BRL 36.5 million (equivalent to ARS 573 million).

On June 13, 2018, the Group, through its subsidiary BrasilAgro, entered into a sales agreement for a total area of 9,784 hectares (7,485 are production hectares) of the Jatobá Establishment, a rural property located in the Municipality of Jaborandi. On July 31, 2018, the buyer made the payment of the first installment of 300,000 bags of soybeans, equivalent to an amount of BRL 21 million (equivalent to ARS 223 million) according to the conditions set in the agreement, obtaining the transfer of the possession and thus recognizing the disposal of the farmland, for the value of 285 bags per useful hectare, equivalent BRL 123 million (equivalent to ARS 1,309 million). The remaining balance will be paid in six annual installments. The group did not recognize the result of this operation since almost all of the hectares sold corresponded to the Investment Property, and therefore were valued at fair value.

La Suiza

On June 29, 2018 Cresud signed a deed with a non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of “La Suiza”. The total amount of the transaction was set at USD 10 million, of which USD 3 have been already paid. The remaining balance of USD 7 million, guaranteed by a mortgage on the property, will be collected in 10 installments of the same amount ending on June 2023, which will accrue an annual interest of 4.5% on the remaining balances. The gain of the transaction amounts approximately to ARS 380 million.

La Esmeralda

On July 20, 2017, we executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. On June 25, 2018, the Company has made effective with the sign of the deed and delivery of the property, the sale of “La Esmeralda” farm. The amount of the transaction was set at USD 19, of which USD 7 have been already paid. The balance, guaranteed with a mortgage on the property, will be collected in 4 installments of the same amount ending in April 2022, which will accrue an annual interest of 4% on the remaining balances. The gain from the sale amounts approximately to ARS 686 million.

Araucária

On May 3, 2018, the Company through its subsidiary Brasilagro, has entered into a purchase-sale agreement for the partial sale 956 hectares (660 arable hectares) of Araucaria Farm, located in Mineiros, Brazil, for an amount of 1,208 soybean bags per arable hectare or BRL 66.2 million (equal to ARS 639.2 million) (BRL/ha. 93,356). The company has recognized gains of ARS 590 million as result of this transaction.

Merger of BrasilAgro-Agrifirma, Purchase and Sale of BrasilAgro Shares

Sale of BrasilAgro’s shares

On January 20, 2020, the Company sold in the market 3,400,000 shares of its subsidiary BrasilAgro representatives of 6.30% of the share capital for an amount of USD 15.6 million (equivalent ARS 962 million).

Agrifirma

On January 27, 2020, and in accordance with the terms and conditions established in the Merger Agreement signed on November 22, 2019, Agrifirma Holding was merged by BrasilAgro and extinguished for all legal purposes, becoming BrasilAgro the controlling shareholder of Agrifirma Agropecuária owning 100% of the total voting share capital. The capital of BrasilAgro increased by BRL 115,586,580 from BRL 584,224,000 to BRL 699,810,577, through the issuance of 5,215,385 new common, registered, book-entry shares with no par value, which were subscribed and paid-up by the shareholders of Agrifirma Holding, in such manner that the share capital of BrasilAgro increased to 62,104,201 shares.

A subscription warrant was also issued in favor of AB Holdings, a shareholder of Agrifirma Holding, which will entitle AB Holding (or its permitted successors and assigns) to subscribe up to 654,487 new ordinary shares, registered with no par value of BrasilAgro, subject to the terms and conditions established in the Merger Agreement.

The merger was made upon exchange of shares and the initial exchange rate was BRL 31.50 per share of BrasilAgro based on the net worth of BrasilAgro and Agrifirma Holding, as of June 30, 2019 (taken into consideration, especially, the properties owned by BrasilAgro and Agrifirma Holding) as per the appraisal made by Deloitte Touche Tohmatsu Consultores Ltda., adjusted in view of the negotiations between the parties, in accordance with the Merger Agreement.

Below is a breakdown of the fair value of the assets acquired, liabilities assumed and minority interest of the acquisiton:

03.31 20
Fair value of identifiable assets and assumed liabilities:
(In million of ARS)
Cash and cash equivalents	16
Trade and other receivables	387
Inventories	22
Biological assets	74
Taxes and contributions to recover	45
Group of assets held for sale	362
Property, plant and equipment	3,365
Trade and other payables	(297)
Borrowings	(1,884)
Taxes to pay	(9)
Payroll and social security liabilities	(43)
Provisions	(1)
Deferred income tax liabilities	(423)
Total identifiable net assets	1,614
Non-controlling interest	-
Key pending allocation	63
Total consideration	1,677

Acquisition of Brasilagro’s shares

On March 30, 2020, Cresud purchased in the market 19,100 ordinary shares of its subsidiary BrasilAgro, representing 0.03% of its issued capital, for an amount of ARS 6 million.

As a result of the above-mentioned sale and purchase of shares and the merger with Agrifirma, the Company reduced its equity interest in BrasilAgro from 43.17% to 33.55% of its issued capital.

On June 29, 2020, Cresud made a contribution in kind to the 100% its controlled subsidiary Helmir S.A. It corresponds to 18,576,400 ADRs of BrasilAgro Comphania de Propriedades Agrícolas, in which the Company currently participates as a shareholder. The total value was USD 69.7 million (equivalent to ARS 4,892 million). At the end of the fiscal year, the Cresud percentage, the percentage of direct ownership is 2.25% and the percentage of indirect ownership through Helmir is 31.30%. In this way, Cresud will continue to control BrasilAgro indirectly through its control of Helmir S.A.

Althoght Cresud maintains less than 50% of the voting rights, in accordance with IFRS, control may exist without a majority of voting rights.

Cresud exercises “de facto control” over BrasilAgro as a result of:

i)
the percentage and concentration of voting rights of the Group and the absence of other shareholders with significant voting rights,
ii)
the absence of a voting agreement among the other shareholders to vote together as a group,
iii)
the record of attendance to Shareholders’ Meetings and the record of votes casted by the other shareholders; and
iv)
the effective control exercised by the Group to direct Brasilagro’s relevant activities through its seat in the Board of Directors.

Urban properties and investments business

Operation Center in Argentina

Distribution of dividends in kind

On October 30, 2019, the General Ordinary Shareholders’ Meeting approved the distribution of a dividend in kind for an equivalent of ARS 480 million (representing ARS 0.83 per share and equivalent of ARS 589 million at current currency as of June 30, 2020) payable in IRSA CP shares. For distribution, the quoted price of the IRSA CP share was taken as of October 29, 2019, which was ARS 205 per share. The number of shares distributed amounts to 2,341,463. This transaction was accounted for in equity as a decrease in the net equity attributable to the parent company for an amount of ARS 504 million, restated as of the date of these financial statements. The stake of the Group in IRSA CP as at year-end is 80.65%.

On October 29, 2018 a General Ordinary and Extraordinary Shareholder’s meeting was held, whereby the distribution of a dividend in kind for an equivalent of ARS 1,827 million payable in shares of IRSA CP was resolved (representing ARS 2.44 per share and equivalent of ARS 2,610 million at current currency as of June 30, 2020). For the distribution, the value of IRSA CP share was taken as of October 26, 2018, which was ARS 220 per share. The number of shares distributed amounted to 6,418,182. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the parent for ARS 1,534 million, restated as of the date of these financial statements.

Sale of IRSA CP floors

On June 9, 2020, IRSA CP executed the assignment and transfer the right to sign a title deed, with delivery of possession, with respect to two medium-height floors in the tower under construction known as “200 Della Paolera”, located in the Catalinas district of the Autonomous City of Buenos Aires, covering a total area of approximately 2,430 sq. meters and 16 parking lots, located in the building.

The transaction price was set at approximately ARS 1,165 million (USD 16.9 million), which has already been fully paid.

Fore more information about dispositions please see the “Recent Developments” section.

Condor Merger Agreement

On July 19, 2019, Condor executed a merger agreement. As per the contractual terms, each common share of Condor, with a par value of USD 0.01 per share, shall be cancelled prior to the merger and converted into the right to receive an amount in cash equivalent of USD 11.10 per common share. Additionally, pursuant to the terms and conditions of the merger agreement, each convertible Class E share shall be automatically cancelled and shall be converted into the right to receive an amount in cash equivalent of USD 10.00 per share.

The closing of the transaction, scheduled for March 23, 2020, has been canceled.

On October 12, 2020, Condor executed an agreement with Nextponint Hospitality Trust and some of its affiliates (“NHT Parties”) to resolve and settle any and all claims between them related to the merger agreement mentioned hereinabove.

According to the agreement with NHT Parties shall make three payments to Condor in three instalments ending the last payment on December 30, 2020 and totalling USD 7,0 million.

As of the date of presentation of these financial statements, the Company has 2,197,023 common shares and 325,752 Series E shares.

TGLT – Recapitalization Agreement

On August 8, 2019, IRSA entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. We participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of USD 1.00 per TGLT share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by (a)the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each USD 1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of USD 1.00 (or its equivalent in pesos).

Likewise, IRSA CP signed as a holder of convertible notes of TGLT an agreement for deferment of payment of interest payable as of February 15, 2019 and August 15, 2019 until November 8, 2019 and an option agreement which may be subscribed Class C preferred shares.

Finally, supporting the recapitalization plan, IRSA CP signed with TGLT a subscription commitment for Class A preferred shares under Class A Public Offer to make a contribution in kind of shares of the company La Maltería SA, 100% of its ownership, for an amount up to USD 24 million and promised to exchange its convertible negotiable obligations into preferred Class B shares.

In turn, on November 22, 2019, TGLT held a bondholders of convertible negotiable obligations meeting in order to consider the modification of different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement, IRSA CP voted in favor of the modifications.

Under the agreements described above, the successful consummation of the offer by TGLT, and having reached the thresholds of consent of the holders of convertible notes of TGLT, on December 11, 2019, the Company concluded the envisaged process in the recapitalization agreement and related documents through the subscription of preferred Class A shares, integrating them in kind through the contribution of the shares of the company La Maltería SA, 100% of their ownership and, likewise, proceeded to the exchange of the convertible note - including deferred interest and accrued interest from August 15, 2019 to December 11, 2019 - in preferred Class B shares.

During the year ended June 30, 2020, preferred shares were converted into ordinary shares, giving IRSA CP significant influence over TGLT, which became an associate as from that date.

Sale of Tarshop

On February 14, 2019, IRSA CP sold its entire stake in Tarshop to BHSA. Following this acquisition, BHSA became the holder of 100% of the capital stock of said company.

The loss recognized for this transaction was approximately ARS 177 million, restated as of the date of these financial statements.

Purchase of equity interest in HASAU (owner of Libertador Hotel)

On February 28, 2019, IRSA reported the acquisition, from an unrelated third party, of the twenty percent (20%) of HASAU for an amount of USD 1.2 million. As a result of this acquisition, IRSA holds 100% of HASAU’ s share capital. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the controlling shareholders by ARS 3 restated at the date of these financial statements.

Operations Center in Israel

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

As of the date of this Annual Report, we are analyzing together with our local and international advisors the judicial decision, alternatives and course of action. For more information see “IRSA’s Recent Developments - Corporate Information: IDBD”.

Sales and Swap transactions

On May 1, 2017, August 30, 2017, January 1, 2018, May 3, 2018, August 30, 2018, and January 2, 2019, continuing with the instructions given by the Israel Capital Market, Insurance and Savings Commission, IDBD sold 5% of its stake in Clal on each occasion and 4.5% on the last one respectively, with a subsequent swap transaction with a 2- year expiration term for each transaction. The consideration for the transactions amounted to approximately NIS 944.5 million, which is partially restricted according to these agreements until the swap expires. These transactions did not meet the de-recognition criteria so the Company maintains the asset as “Financial assets available for sale” and accounted for the loans as a financial liability.

On December 16, 2019, Clal made a public capital increase for 12,066,000 shares at a price of NIS 53.87 per share. IDBD did not take part in such transaction.

Additionally, on that date, IDBD sold 200,000 Clal shares at a price of NIS 53.95 per share, representing 0.3% of the new capital stock.

On December 18, 2019, IDBD sold 617,017 Clal shares at an average price of NIS 53.77 per share, representing 0.9% of the issued capital stock.

Furthermore, a swap transaction carried out by IDBD involving 2,771,309 shares expired in December 2019. The closing price was NIS 52.25 per share.

A swap transaction involving 751,000 shares expired within the January-March 2020 period. The closing price was NIS 45.09 per share.

On May 2, 2019, continuing with the instructions given by the Israel Capital Market, Insurance and Savings Commission, IDBD entered into sales agreements with two unrelated parties (the “Buyers”), according to which each of the Buyers will acquire Clal shares representing 4.99% of its share capital at a cash price of NIS 47.7 per share (approximately ARS 602 per share). In addition, they were granted an option to acquire additional Clal shares for approximately 3% of the issued capital, for a period of 120 days (subject to obtaining a holding permit) at a price of NIS 50 per share.

Additionally on the same day, IDBD also entered into an agreement with a third unrelated buyer (the “Additional Buyer”), according to which the Additional Buyer will receive an option from IDBD, valid for a period of 50 days, to acquire approximately 4.99% of Clal shares (and not less than 3%), at a price of NIS 47.7 per share (approximately ARS 602 per share). Subject to the exercise of the option by the Additional Buyer, the price will be paid 10% in cash and the rest through a loan that will be provided to the Additional Buyer by IDBD and/or by a related entity and/or by a banking corporation and/or financial institution, under the agreed conditions.

The aforementioned agreements include, among others, a commitment by the Buyers and the Additional Buyer to not sell the shares acquired during an agreed period of 24 months. It is clarified that each of the Buyers and the Additional Buyer have declared and committed to IDBD that there are no agreements or understandings between them regarding the joint ownership of Clal shares that are subject to the aforementioned agreements.

The total amount of Clal shares that can be acquired by the three buyers mentioned above, to the extent that the three agreements are completed and the options are exercised, represents approximately 18% of Clal’s share capital.

As of June 30, 2020, all previously agreed sales transactions have been consummated.

On June 28 and July 6, 2020, IDBD sold 4,791,618 Clal shares held by it through swap transactions, at an average price of approximately NIS 30 per share, representing 7.1% of the capital stock.

Additionally, on September 3, 2020, IDBD sold 2,376,527 Clal shares at an average price of NIS 32.475 per share, for a total amount of NIS 77.2 million, representing 3.5% of Clal’s capital stock.

As a result of the aforementioned transactions, as of September 3, 2020ç, IDBD held 4.99% of Clal’s issued share capital (which are were pledged in favor of the debenture holders (Series 15)). It no longer has swap transactions and, accordingly, it is no longer considered a Clal interested party within the context of Israel’s Securities Regulations.

On February 4, 2020, Dolphin furnished to the financial entities through which IDB carried out the swap transactions of Clal shares in August and November 2018, guarantees of approximately NIS 11 million, which shall be part of the committed deposits that IDB undertook as part of the terms of such transactions. Furthermore, on February 18, it deposited further guarantees in the amount of NIS 9 million. Following the last sale described above, the guarantees were released.

Distribution of dividends in kind by PBC. Purchase of Mehadrin shares and acquisition of control

On December 10, 2019, PBC distributed its entire holding in Mehadrin as a dividend in kind and, as a result, DIC holds, directly, a 31.4% interest in Mehadrin. As a consequence of such transaction, Mehadrin became an associate.

In January and February 2020, DIC purchased approximately 8.8% of Mehadrin’s capital stock, for a total cost of NIS 39 million (approximately ARS 712 million); therefore, the interest in Mehadrin has increased from 31.4% to approximately 40.2%. Such acquisitions resulted in DIC obtaining control over Mehadrin, by the end of February, as it has the majority votes while the remaining equity interests are distributed among several shareholders.

Additionally, from April to June 2020, DIC purchased an additional 3.5% interest in Mehadrin for NIS 14 million (approximately ARS 277 million), increasing its interest to 43.7%.

Following the taking of control, as mentioned above, since March 9, 2020, the Group has consolidated the operations of this company.

Below is a detail of incorporated net assets and income from such transaction. The process for the determining of the fair value of incorporated net assets has been significantly completed as of June 30, 2020 and it is expected to conclude in the first months of the fiscal year ending June 30, 2021. However, Management does not foresee any material adjustments to the incorporated net assets detailed below:

03.31.2020
Million of ARS
Fair value of identifiable assets and liabilities assumed
Investment properties	244
Property, plant and equipment	6,108
Intangible assets	57
Investments in associates and joint ventures	1,879
Restricted assets	164
Income tax receivables	146
Trade and other receivables	10,211
Rights of use	4,019
Derivative financial instruments	37
Inventories	2,503
Borrowings	(7,363)
Deferred income tax liabilities	(945)
Trade and other payables	(4,711)
Lease liabilities	(2,119)
Provisions	(56)
Employee benefits	(128)
Salaries and social security liabilities	(201)
Income Tax	(18)
Cash and cash equivalents	2,612
TOTAL IDENTIFIABLE NET ASSETS	12,439
Non-controlling interest	(7,443)
Negative goodwill (*)	(376)
Decrease Investments in associates	3,908
Cash and cash equivalents	712
TOTAL CONSIDERATION	4,620

(*) Included in “Other operating income, net”

Partial sale of equity interests in Gav-Yam

On July 1, 2019, PBC sold approximately 11.7% of Gav-Yam’s capital stock by private agreements. Following this transaction, PBC’s interest in Gav-Yam decreased from 51.7% to 40%. The consideration received for such sale was NIS 46 million (approximately ARS 6,949 million, restated as of the date of these financial statements).

Furthermore, on September 1, 2019, PBC sold an additional 5.14%, approximately, of Gav-Yam shares and, as a result, PBC’s interest in Gav-Yam decreased from 40% to 34.9%. As a consequence of such sales, PBC forfeited its right to nominate the majority members to the Board of Directors and to appoint or remove key management members. Accordingly, PBC has lost its control over Gav-Yam and has de-consolidated such investment since such date.

Below are the details of the sale:

09.30.2019
Million of ARS
Cash received	14,261
Remesuarement of the fair value of the remaining interest	32,165
Total	46,426
Net assets disposed including goodwill	(28,128)
Gain from the sale of a subsidiary, net of taxes (*)	18,298

(*) Said results are disclosed within discontinued operations, under the caption "other operating results, net"

The following table details the net assets disposed:

09.30.2019
Million of ARS
Investment properties	155,846
Property, plant and equipment	1,061
Intangible assets	3,281
Right-of-use assets	42
Investments in associates and joint ventures	4,396
Restricted assets	378
Trade and other receivables	1,157
Investments in financial assets	13,544
Trading properties	155
Income tax credit	190
Cash and cash equivalents	10,623
TOTAL ASSETS	190,673
Borrowings	95,443
Lease liabilities	42
Deferred income tax liabilities	21,151
Trade and other payables	2,398
Employee benefits	21
Salaries and social security liabilities	63
Income tax and MPIT liabilities	125
TOTAL LIABILITIES	119,243
Non-controlling interest	43,302
Net assets written off including Goodwill	28,128

On January 12, 2020, PBC received a communication from the Ministry of Justice of Israel questioning the loss of control of Gav-Yam in September 2019 and, accordingly, raising its objections to observance by PBC of the concentration law in Israel.

In May 2020, PBC agreed to sell approximately 4.96% of Gav-Yam’s capital stock to an unrelated third party. Therefore, its interest in Gav-Yam decreased from 34.9% to 29.9% after the consummation of the sale transaction and it was thus able to overcome the questioning from the Ministry of Justice of Israel.

Changes in equity interest in Shufersal and loss of control

On December 24, 2017, DIC sold Shufersal shares, decreasing its stake from 53.30% to 50.12%. The consideration with respect to the sale of the shares amounted to NIS 169.5 million (equivalent to ARS 2,148 million). Both transactions were accounted for as an equity transaction generating an increase in equity attributable to the controlling company for ARS 727 million and ARS 976 million, respectively.

On June 16, 2018, DIC announced the sale of a percentage of its stake in Shufersal to institutional investors which was completed on June 21, 2018. The percentage sold amounted to 16.56% and the net amount of the consideration was approximately NIS 848 million (equivalent to ARS 13,845 million), consequently DIC lost control of Shufersal, so the Group deconsolidated the subsidiary at that date.

Below are the details of the sale:

06.30.2018
Million of ARS
Cash received	14,275
Remesuarement of the fair value of the remaining interest	29,271
Total	43,546
Net assets disposed including goodwill	(18,902)
Gain from the sale of a subsidiary, net of taxes (*)	24,644
 (*) Includes ARS 5,856 million as a result of the sale and ARS 18,789 million as a result of the re-measurement at the fair value of the new stake, both included in discontinued operations.

The following table details the net assets disposed:
06.30.2018
Million of ARS
Investment properties	10,332
Property, plant and equipment	64,484
Intangible assets	16,203
Investments in associates and joint ventures	892
Restricted assets	203
Trade and other receivables	32,516
Investments in financial assets	280
Derivative financial instruments	51
Inventories	13,955
Cash and cash equivalents	12,404
TOTAL ASSETS	151,320
Borrowings	47,383
Deferred income tax liabilities	6,244
Trade and other payables	53,306
Provisions	1,025
Employee benefits	2,812
Salaries and social security liabilities	5,322
Income tax and MPIT liabilities	17
TOTAL LIABILITIES	116,109
Non-controlling interest	16,309
Net assets disposed including goodwill	18,902

Additionally, on November 27, 2018, DIC sold 7.5% of the total shares of Shufersal to institutional investors for a consideration of NIS 416 million (approximately ARS 7,266 million). After this transaction, the group holding went down to 26.02% approximately. The profit for this sale was NIS 27 million (approximately ARS 430 million). See Note 35 to our Audited Consolidated Financial Statements regarding the sale of the entire equity interest.

Interest increase in Cellcom

On June 27, 2018, Cellcom increased its capital stock in consideration for a gross amount of NIS 280 million (approximately ARS 4,918 million). DIC participated in such increase and disbursed NIS 145.9 million (approximately ARS 2,561 million) for 6,314,200 shares.

Furthermore, in December 2018, DIC exercised 1.5 million options (Series 1) held by it in Cellcom, for an amount of NIS 31 million (approximately ARS 527 million). In December 2019 and February 2020, DIC purchased Cellcom shares for NIS 19 million (approximately ARS 357 million). As a consequence of the exercise of the options and the acquisition, DIC interest in Cellcom increased by 0.9%. These transactions were accounted for as equity transactions generating a decrease in the net equity attributable to the controlling company by ARS 226 million, restated as of the date of these financial statements.

Additionally, on December 5, 2019, Cellcom increased its capital stock with the participation of DIC that purchased almost 50% of the shares issued. The consideration paid amounted to NIS 307 million (approximately ARS 6,011 million as of such date). Cellcom issued an aggregate number of 30,600,000 common shares, 7,038,000 Serie ms 3 Options and 6,426,000 Series 4 Options at a price of NIS 1.021 per unit (each unit will represent 100 common shares, 23 Series 3 Options and 21 Series 4 Options).

Following the participation of DIC in such issue, the interest percentage was 46.2% of the issued capital stock and approximately 48.5% of the Company’s voting rights (directly and by means of agreements executed with other shareholders of the Company).

Sale of IDBT subsidiary

On August 14, 2018, IDBT’s Board of Directors approved an agreement to sell 50% of a subsidiary of IDBT, entrusted with tourism operations for Israir, for a total price of NIS 26 million (approximately ARS 506 million), which was consummated on December 31, 2018. Such transaction does not affect the intention to sell IDBT in its entirety. The Group evaluated maintaining the criteria to classify the investment as a discontinued operation pursuant to IFRS 5.

Agreement to sell plot of land in USA

In July 2019, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of USD 18 million. At this stage, no assurances may be given that the sales transaction will be completed.

Sale of Real Estate

In October 2018, a subsidiary of Ispro signed an agreement for the sale of all of its rights in a real estate area of approximately 29 dunams (equivalent to 1 hectare), in which there are 12,700 square meters in the northern industrial zone in Yavneh for NIS 86 million, (equivalent to ARS 6,439 million). Such agreement has already been executed.

Interest increase in PBC

In December 2018 and February 2019, DIC acquired an additional 4.40% of PBC in the market for NIS 81 million (equivalent to ARS 1,435 million). The present transactions were accounted for as equity transactions, generating an increase in net equity attributable to the controlling company for ARS 101 million, restated as of June 30, 2020. See Note 38 to the Audited Consolidated Financial Statements.

Repurchase of own shares by DIC

In December 2018, DIC’s Board of Directors approved a plan to buy back DIC shares, for a period of one year, until December 2020 amounting up to NIS 120 million (approximately ARS 2,498 million). Acquisition of securities shall be carried out in accordance with market opportunities, dates, prices and quantities, as determined by the management of DIC, in such a way that in any event, the public holdings shall be, at any time, at least 10.1% of the total issued share capital of DIC.

Since December 2018 as of the fiscal year-end date, DIC acquired 12.2 million shares for a total amount of NIS 119 million (approximately ARS 2,040 million). Additionally, in December 2018, minority shareholders of DIC exercised DIC Series 6 options for an amount of NIS 9 million (approximately ARS 174 million).

As a result of the operations described above, the participation of Dolphin IL in DIC increased approximately by 5.4%. The present transactions were accounted for as equity transactions generating a decrease in the equity attributable to the controlling company for ARS 133 million, restated as of the date of these financial statements.

Repurchase of own debenures by DIC

In August 2020, DIC’s Board of Directors approved a self-purchase plan of its debentures (Series 6 and Series 10), until December 31, 2021, at a total cost of up to NIS 300 million. The purchase of the debentures will be made in accordance with market opportunities, dates, prices and volumes, as determined by the management of DIC.

Interest increase in Elron

In November and December 2018, DIC acquired an additional 9.2% of Elron in the market for NIS 31 million (equivalent to ARS 557 million). Additionally, in June 2020, Elron issued shares to the market and third parties unrelated to the Group acquired an interest in the Company in consideration for NIS 26 million. These transactions were accounted for as an equity transaction generating a decrease in the equity attributable to the controlling company for ARS 64 million.

Interest increase in DIC

On July 5, 2018, Tyrus acquired 2,062,000 of DIC’s shares in the market for a total amount of NIS 20 million (equivalent to ARS 490 million), which represent 1.35% of the Company’s outstanding shares at such date. As a result of this transaction, the Group’s equity interest has increased from 76.57% to 77.92%. This transaction was accounted for as an equity transaction generating an increase in the net equity attributable to the controlling company by ARS 46 million, restated as of the date of these financial statements.

The stake of the Group in DIC is approximately 83.77% considering the repurchase of treasury shares.

Early payment of Ispro bonds

In August 2019, the Audit Committee and the Board of Directors of Ispro approved the full advance payment of (Tranche B) corporate bonds, traded on the TASE. The aggregate amount was NIS 131 million (approximately ARS 2,465 million restated as of the date of these financial statements). The prepayment of these corporate bonds caused Ispro to become a reporting company for TASE and not a listed company.

Agreement for the sale of Ispro

On January 26, 2020, PBC executed an agreement for the sale of all Ispro shares and the rights over the loans granted by the shareholders to ISPRO in consideration for NIS 885 million. The consummation of the transaction was subject to approval by the Commissioner of Competition pursuant to the Law on Economic Competition, which should have been given within a term of 150 days following the execution of the agreement. For this reason, the Group eclassified the assets and liabilities as available for sale.

At the time of the execution of the agreement, the buyer made a deposit of NIS 15 million into an account and undertook to deposit an additional amount of NIS 40 million, following completion of the due diligence process.

On March 23, 2020, the buyer contacted PBC and requested a postponement of the dates specified in the sales agreement. PBC informed the buyer that its request would be considered without detrimentally affecting PBC’s rights and obligations pursuant to the agreement. On March 26, 2020, that is, the date of completion of the due diligence process, the buyer defaulted on its obligation to deposit the second payment installment in an amount of NIS 40 million, into a trust account.

PBC demanded the buyer to cure its default and immediately deposit the second payment installment and proceed with the closing of the transaction in accordance with its terms, without this entailing a limitation on its rights and obligations and any consideration available for the buyer pursuant to the agreement and under the law, until April 20, 2020. Since the buyer did not comply until April 20, 2020, the agreement was terminated.

In April 2020, PBC executed an agreement with another buyer for NIS 800 million involving all ISPRO shares and the rights over the loans granted by PBC to ISPRO. As a consequence of this new agreement for the sale of ISPRO’s shares, the Group has reclassified net assets totaling ARS 15,473 million as “Group of Assets available for Sale”. The profit to be recognized at the time of the consummation of the transaction shall be NIS 47 million (equivalent of ARS 842 million as of the current fiscal year-end).

Cellcom- Golan Telecom Agreement

In February 2020, Cellcom, the shareholders of Golan Telecom and Golan Telecom executed a binding memorandum of understanding for the acquisition of Golan Telecom entire capital stock, for a total amount of NIS 590 million, payable in 2 installments (NIS 413 million at the closing date of the transaction and NIS 177 million within a term of 3 years following such closing date). Cellcom shall issue and deposit the Company’s shares for 8.2 million, with a trustee into a trust account (“Shares held in Trust”), as collateral.

The transaction provides for standard conditions and representations and is subject to a due diligence process to be performed by Cellcom and the relevant regulatory authorizations and approvals from material third parties. The parties shall carry out negotiations regarding a detailed agreement; however, they are bound to the memorandum of understanding, regardless of whether the agreement may be executed or not. In the event the conditions for the closing of the transaction were not satisfied before December 31, 2020, the memorandum of understanding or the detailed agreement, as applicable, shall be terminated.

For more information on the conclusion of the agreement and its respective approvals, see note 38 of the financial statements as of June 30, 2020.

Capital Expenditures

Our capital expenditures were ARS 12,280 million, ARS 20,642 and ARS 22,742 million for the fiscal year ended June 30, 2020, 2019 and 2018, respectively, including other goods and equipment acquired in business combinations.

Our capital expenditures consisted of the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, communication networks, completion of the construction of a shopping center, construction of real estate and acquisition of land reserves.

Fiscal year ended June 30, 2020

During the fiscal year ended June 30, 2020, in our Urban Properties and Investments Business we incurred capital expenditures of ARS 11,050 million as follows: (a) acquisition and improvements of property, plant and equipment for ARS 5,672 million, mainly related to: i) ARS 332 million in buildings and facilities, ii) ARS 3,417 million in communication networks, iii) ARS 1,749 million in machinery, equipment and others, and iv) improvements in our Sheraton Libertador, Llao Llao and Intercontinental hotels (ARS 14 million, ARS 61 million and ARS 44 million, respectively); (b) improvements in our rental properties for ARS 2,700 million, of which ARS 1,906 million correspond to our Argentina Operations Center and ARS 794 to the Israel Operations Center; (c) the development of properties for ARS 2,678 million.

During the fiscal year ended June 30, 2020, we invested in the Agricultural Business ARS 1,230 million mainly as follows (a) acquisition and development of owner occupied farmland for ARS 725 million (ARS 593 million of subsidiary Brasilagro); (b) ARS 312 million in bearer plant; (c) ARS 56 million in other building and facilities; (d) ARS 58 million machinery and equipment; (e) ARS 27 million in vehicles; (f) ARS 5 million in furniture and supplies; and (g) ARS 47 million destined to suppliers advances for proprieties acquisitions.

Fiscal year ended June 30, 2019

During the fiscal year ended June 30, 2019, in our Urban Properties and Investments Business we incurred capital expenditures of ARS 18,755 million as follows: (a) acquisition and improvements of property, plant and equipment for ARS 7,144 million, mainly related to: i) ARS 110 million in buildings and facilities, ii) ARS 4,599 million in communication networks, iii) ARS 2,371 million in machinery, equipment and others, and iv) improvements in our Sheraton Libertador, Llao Llao and Intercontinental hotels (ARS 29 million, ARS 14 million and ARS 21 million, respectively); (b) improvements in our rental properties for ARS 1,954 million, mainly in our Israel Operations Center; (c) the development of properties for ARS 9,065 million, mainly in our Israel Operations Center; (d) Land reserves for ARS 592 million.

During the fiscal year ended June 30, 2019, we invested ARS 1,887 million in our Agriculture Business as follows due (a) acquisition and development of owner occupied farmland for ARS 793 million (ARS 596 million of subsidiary Brasilagro); (b) ARS 582 million in bearer plant; (c) ARS 80 million machinery and equipment; (d) ARS 40 million in vehicles; (e) ARS 9 million in furniture and supplies; (f) ARS 374 million in other building and facilities and (g) ARS 9 million destined to suppliers advances for proprieties acquisitions.

Fiscal year ended June 30, 2018

During the fiscal year ended June 30, 2018, in our Urban Properties and Investments Business we incurred capital expenditures of ARS 19,064 million (including ARS 4,729 million from Shufersal, whose assets were deconsolidated due to the loss of control and ARS 748 million from business combination), as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 10,562 million, primarily i) ARS 2,957 million in buildings and facilities, mainly in supermarkets in Israel through Shufersal, ii) ARS 2,500 million in communication networks, iii) ARS 5,065 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 10 million, ARS 19 million and ARS 11 million, respectively), and v) ARS 484 million related with business combinations (mainly from the acquisition of New Pharm); (b) improvements inour rental properties of ARS 1,917 million, primarily in our Operations Center in Israel; (c) the development of properties for ARS 3,489 million, mainly in our Operations Center in Israel; (d) ARS 2,834 million related to the acquisition of land reserves, and (e) ARS 264 million related to business combination.

During the fiscal year ended June 30, 2018, we invested ARS 3,678 million in our Agricultural Business mainly as follows (a) acquisition and development of owner occupied farmland for ARS 2,931 million (ARS 2,662 million of subsidiary Brasilagro); (b) ARS 583 million in bearer plant; (c) ARS 113 million in other building and facilities; (d) ARS 31 million in vehicles; (e) ARS 9 million in furniture and supplies; and (f) ARS 11 million destined to suppliers advances for proprieties acquisitions.

Recent Developments

Operations Center in Argentina

Cresud’s Recent Developments

Shareholders’ Meeting

On October 26, 2020, the Company informs that the Shareholders’ Meeting has resolved the following:

1) Appointment of two shareholders to sign the meetings’ minutes. The meeting approved by majority the appointment of the representative of shareholder Bank of New York Mellon (BONY) and the representative of ANSES FGS Law 26425 (ANSES) to approve and sign the minutes of the Shareholders’ Meeting, jointly with the Chairman.

2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2020. The documentation was approved by a majority of votes.

3) Allocation of net gain for the fiscal year ended June 30, 2020 for ARS 1,900,624,275. Distribution of dividends in kind. The meeting approved by majority of votes:

1.- to allocate the net income for the fiscal year for ARS 1,900,624,275.32 to (i) the legal reserve for ARS 95,031,214 and (ii) the remaining balance amounting to ARS 1,805,593,061.32 to the absorption of unappropriated retained earnings, comprised by (a) the aggregate of prior fiscal year adjustments amounting to ARS 814,138,722.68, (b) the aggregate of the negative effect from other changes in the subsidiaries shareholders’ equity amounting to ARS 60,919,391.76; and (c) partially, the effect of the distribution of shares approved by the meeting held on October 30, 2019 of ARS 1,511,974,676.17 on the unappropriated retained earnings;

2. not to distribute dividends as a result of the absorption of losses.

4) Consideration of Board of Directors’ performance for the Fiscal Year ended June 30, 2020. The management of the Board was approved by a majority of votes.

5) Consideration of Supervisory Committee’s performance for the Fiscal Year ended June 30, 2020. The management of the Supervisory Committee was approved by a majority of votes.

6) Consideration of compensation payable to the Board of Directors (ARS 93,792,715, allocated sum) for the Fiscal Year ended June 30, 2020. Finally, The meeting approved by majority of votes the sum of ARS 62,180,000 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2020 and (i) to allocate and distribute such compensation in due course in accordance with the specific duties discharged by its members; (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

7) Consideration of compensation payable to the Supervisory Committee (ARS 1,575,000, allocated sum) for the Fiscal Year ended June 30, 2020. It was approved by a majority of votes

8) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years. It was approved by a majority of votes: i) to determine in 12 (twelve) the number of regular directors and maintain in 5 (five) the number of alternate directors (ii) to renew the appointment of Messrs. Eduardo Sergio Elsztain, Saúl Zang and Alejandro Gustavo Casaretto as non-independent Regular Directors; (iii) to appoint Mrs. Mariana Renata Carmona as non-independent Regular Director; (iv) to renew the appointment of Mr. Gastón Armando Lernoud as non-independent Alternate Director.

9) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year. The meeting approved by majority of votes to appoint Messrs. José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as Regular Statutory Auditors and Messrs. Roberto Daniel Murmis, Cynthia Deokmelian and Paula Sotelo as Alternate Statutory Auditors for a term of one fiscal year.

10) Appointment of certifying accountant for the next fiscal year. The meeting approved by majority of votes to appoint as certifying accountants for the 2020/2021 fiscal year, the firm Price Waterhouse & Co. S.R.L. member of PriceWaterhouseCoopers, with Walter Rafael Zablocky acting as Regular Independent Auditor, and Javier Brondo as Alternate Independent Auditor.

11) Consideration of the approval of compensation for ARS 15,300,333 payable to certifying accountant for the fiscal year ended June 30, 2020. The meeting approved by majority of votes a compensation of ARS 15,300,333 for the tasks developed by the certifying accountant for the fiscal year ended June 30, 2020.

12) Consideration of annual budget for implementation of the audit committee’s annual plan. The meeting approved by majority of votes a budget of ARS 503,000, taking into account the effect of inflation considering the eventual hiring of advisors / consultants and trainings.

13) Consideration of incentive plan for employees, management, and directors, approved on the Shareholders Meeting held on October 30, 2019. Guidelines for the implementation of the plan that will be bonused to its beneficiaries, paying up the corresponding capital increase with reserves of the company according to Art. 68 of Law 26,831 of Capital Market. The meeting approved by majority of votes to ratify the resolutions adopted by the meeting held on October 30, 2019 as regards the implementation of the incentive plan for employees, management and directors of the Company and to provide that 1% (one per cent) allocated to such plan to be calculated based on the capital outstanding as of the time of implementation and/or execution of the plan, be paid in with reserves – thus allocating such shares as bonus to the beneficiaries of the plan- and/or paid in with contributions made by the beneficiaries, all in accordance with the provisions set forth in Section 68 of the Capital Market Law No. 26,831.

14) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the argentine securities commission and the general superintendence of corporations.The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega and/or María Inés Higa and Mrs. Andrea Muñoz to carry out all the relevant registrations of the preceding resolutions.

Exchange Offer - Issuance of Series XXXI and XXXII Notes

As a consequence of the new restrictions on access to the Foreign Exchange Market, we launched an exchange offer on our Series XXIV Notes due on November 14, 2020 (the “Existing Notes”). The abovementioned restrictions to obtain United States dollars established under Communication “A” 7,106 apply for the purchase of foreign currency intended for repayment of principal maturing between October 15, 2020 and March 31, 2021 in respect of the issuance of foreign currency-denominated debt securities registered with official registries in Argentina by private sector clients or the entities themselves. For such purposes, all Eligible Holders (the “Eligible Holders”) were invited by us to Exchange the Existing Notes, Series XXIV Notes.

On October 23, 2020, we announced Notes to be issued in exchange for the Existing Notes, Series XXIV Notes, as applicable, pursuant to the terms and methods for the exchange of the Existing Notes. The exchange offer consisted on the following two options for the bondholders terms:

(i)
A repayment of principal amount of Existing Notes tendered for Exchange, in cash in United States Dollars, in an amount resulting from dividing USD 29,442,160,00 by the total number of Existing Notes tendered in Exchange for the Series XXXI, always provided such quotient is less than or equal to USD 1 whereas if such quotient is higher than USD 1 the consideration shall be equal to USD 1 (“Principal Repayment”); which would represent at least 40% of the amount of the Existing Notes tendered and the remaining amount until reaching USD 1 of each USD 1 of the Existing Notes tendered for Exchange, in Series XXXI Notes. Series XXXI Notes to be issued at a fixed nominal interest rate of 9.00% per annum and maturing 3 (three) years after the Date of Issue and Settlement, with annual repayments, denominated and payable in United States Dollars, in a principal amount up to USD 44,163,240 to be paid in kind by tendering for exchange of the Existing Notes. In all cases, the sum of (i) and (ii) shall be the equivalent to USD 1 per each USD 1 of Existing Notes tendered for Exchange.; and

(ii)
A par for par exchange of notes Series XXXII for each Existing Notes presented to the Exchange. Series XXXII Notes to be issued at a nominal fixed interest rate of 9% per annum, maturing 24 (twenty-four) months after the Date of Issue and Settlement, denominated and payable in a principal amount up to USD 44,163,240, to be paid in kind by tendering for exchange the Existing Notes.

For both options interest accrued on the Existing Notes until the Date of Settlement of the Exchange Offer will be paid in cash:

Moreover, the Company offers an early exchange consideration equivalent to USD 0.02 per each USD 1 of Existing Notes tendered and accepted in exchange for Series XXXII Notes prior to the deadline to receive the consideration for early acceptance (the “Early Exchange Consideration”). Such consideration shall be paid in Pesos on the Date of Issue and Settlement as per the exchange rate reported by Communication “A” 3,500 of the Central Bank of Argentina on the business day next preceding the Exchange Expiration Date. For the purposes of receiving the Early Exchange Consideration, the Eligible Holders shall tender the Existing Notes in their possession on or before the Deadline to Receive the Early Exchange Consideration.

On November 2, 2020, the Company announced the results of the Early Bird of Series XXXII Notes. As of October 30, 2020, deadline for accessing the Early Bird, exchange orders have been submitted for a total amount equivalent to USD 31,820,655 for Series XXXII Notes.

All existing notes presented on or before the above mentioned deadline have been accepted by the Company and will be eligible to receive the consideration on the Issue and Settlement Date.

As timely announced, the Exchange Offer would expire on November 5, 2020, unless it is extended by the Company. Finally, on November 6, 2020, the Company decided to extend the Exchange Offer, to November 10, 2020. This extension does not imply a modification to the economic terms of the Exchange Offer.

On November 11, 2020, the Company reported the results of the Exchange Offer. Eligible holders have been presented for a total amount equivalent (for both Classes) to USD 65.075.746, representing 88.41% of the face value of the Existing Notes in Circulation, through the participation of 1,098 orders.

SERIES XXXI Notes issuance:

The Face Value of Existing Notes presented and accepted for the Exchange totaled USD 30,751,640 and the Nominal Value of Series XXXI Notes to be issued was USD 1,309,480. The maturity date will be November 12, 2023.

According to the terms and subject to the conditions established in the Prospectus Supplement, Eligible Holders whose Existing Notes have been accepted for the Exchange by the Company, will receive for every USD 1 of Existing Notes submitted to the Exchange, the accrued interest of the Existing Notes until the settlement and issue date and the following:

a. USD 0.95741755 in cash for each USD 1 of Existing Notes presented to the Exchange; and

b. The remaining amount until completing USD 1 for each USD 1 of Existing Notes presented to the Exchange, in Series XXXI Notes.

SERIES XXXII Notes Issuance:

Face Value of Existing Notes presented and accepted for the Exchange totaled USD 34,324,106 and the Nominal Value of Series XXXII Notes to be issued is USD 34,324,106. The maturity date will be November 12, 2022.

Series XXIV Cancellation:

In relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, on November 16, 2020, the Company made a partial cancelation for a Nominal Value of USD 65,075,746 of Series XXIV Notes, after the cancellation the Nominal Value under circulation was USD 8,529,654, which was fully cancelled on November 16, 2020.

Payment of dividends by Brasilagro

At Brasilagro’s shareholders’ meeting held on October 16, 2020, the shareholders of Brasilagro approved dividends in the amount of BRL 42.0 million, or BRL 0.71 per share. Such dividends shall be paid to shareholders on November 12, 2020, to holders of record of Brasilagro’s shares as of October 19, 2020.Notes Series XXX

On August 27, 2020, we issued USD 25.0 million aggregate principal amount of Series XXX Notes, bearing a fixed interest rate of 2.0% payable semiannually, and maturing on August 31, 2023.

Communication “A” 7106 from the Central Bank of the Argentine Republic.

On September 17, 2020, CRESUD reported that under Communication "A" 7,106, issued by the Central Bank, which established, among other issues, the requirement, for those who register scheduled capital maturities between October 15, 2020 and March 31, 2021 with creditors that are not related counterparties, to submit to the Central Bank a detail of a refinancing plan complying with certain criteria established in the said Communication. Specifically, the Central Bank will grant access to companies for an amount up to 40% of maturities and companies must refinance the rest for a term of at least 2 years. The Company is analyzing the impact of this provision in order to meet in a timely and in-time compliance with the requirements of the Central Bank, if applicable. Likewise, as reported in a timely manner, on November 14, 2020, the maturity of the Notes Series XXIV for a face value of USD 73,605,400, as well as another bank debt, operates.

Jatobá sale

On July 15, 2020, the Company, through its subsidiary Brasilagro, entered into an agreement for the sale of of 1,875 hectares (1,500 of which are production hectares) of the Jatobá Establishment, a rural property located in the Municipality of Jaborandi, for a purchase price of 300 bags of soybeans, equivalent to BRL 45 million. At the time of sale, the buyer made an initial payment, equivalent to BRL 5 million. In August 2020, the buyer made a second payment, equivalent to an additional BRL 3.5 million. The remaining balance of the purchase price will be paid by the purchaser in six annual installments

IRSA’s Recent Developments

Shareholders’Meeting

On October 26, 2020, the Company informs that the Shareholders’ Meeting has resolved the following:

1) Appointment of two shareholders to sign the meetings’ minutes. The meeting approved by majority of votes the appointment of the representatives of shareholders ANSES FGS and Cresud SACIF y A to approve and sign the minutes of the Shareholders’ Meeting, jointly with the Chairman.

2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2020. It was approved by the majority of the votes.

3) Allocation of net gain for the fiscal year ended June 30, 2020 for ARS 11,649,829,387.15. Distribution of dividends in kind. It was approved by a majority of votes (i) to allocate 5% of the income for the fiscal year, amounting to ARS 582,491,469.36, to the legal reserve; (ii) to distribute the amount of ARS 484,000,000, (four hundred and eighty four million Argentine pesos), as dividends payable in shares of IRSA Propiedades Comerciales S.A., a Company’s subsidiary, to the shareholders ratably according to their shareholding interests; (iii) to allocate the balance to the special reserve, which may be used to pay future dividends, to carry out new projects or for any other purpose in the interests of the Company within the next fiscal years; and (iv) to delegate to the Board of Directors the power to implement the payment to the shareholders within the terms set forth in the applicable laws, and to apply for and implement the payment of such dividends to the ADR holders.

4) Consideration of Board of Directors’ performance for the Fiscal Year ended June 30, 2020. It was approved by the majority of the votes.

5) Consideration of Supervisory Committee’s performance for the Fiscal Year ended June 30, 2020. It was approved by the majority of the votes.

6) Consideration of compensation payable to the Board of Directors (ARS 71,450,320, allocated sum) for the Fiscal Year ended June 30, 2020. The meeting approved by majority of votes the sum of ARS 71,450,320 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2020 and (i) to allocate and distribute such compensation in due course in accordance with the specific duties discharged by its members; (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

7) Consideration of compensation payable to the Supervisory Committee (ARS 1,575,000, allocated sum) for the Fiscal Year ended June 30, 2020. The meeting approved by majority of votes to pay ARS 1,575,000 to the Supervisory Committee as aggregate fees for the tasks discharged during the fiscal year ended June 30, 2020.

8) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years. It was approved by a majority of votes: i) to determine in 12 (twelve) the number of regular directors and maintain in 6 (six) the number of alternate directors; ii) to renew the appointment of Messrs. Fernando Adrián Elsztain and Daniel Ricardo Elsztain as non-independent Regular Directors; iii) to renew the appointment of Mr. Gastón Armando Lernoud as non-independent Alternate Director; and iv) 4)to appoint Messrs. Ben Iosef Elsztain and Iair Elsztain as non-independent Alternate Directors.

9) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year. The meeting approved by majority of votes to appoint José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as Regular Statutory Auditors and Messrs. Roberto Daniel Murmis, Ariela Levy and Paula Sotelo as Alternate Statutory Auditors for a term of one fiscal year.

10) Appointment of certifying accountant for the next fiscal year. The meeting approved by majority of votes to appoint the following firms as certifying accountants for the 2020/2021 fiscal year: (a) Price Waterhouse & Co. S.R.L. member of PriceWaterhouseCoopers, with Walter Rafael Zablocky acting as Regular Independent Auditor, and Javier Brondo as Alternate Independent Auditor; and (b) Abelovich Polano & Asociados, with José Daniel Abelovich acting as Regular Independent Auditor and Roberto Daniel Murmis and Noemi Ivonne Cohn as Alternate Independent Auditors.

11) Consideration of the approval of compensation for ARS 23,498,908 payable to certifying accountant for the fiscal year ended June 30, 2020. It was approved by the majority of the votes.

12) Consideration of annual budget for implementation of the audit committee’s annual plan. The meeting approved by majority of votes a budget of ARS 549,000 for the eventual hiring of advisors / consultants and trainings.

13) Consideration of incentive plan for employees, management, and directors, approved on the Shareholders Meeting held on October 30, 2019. Guidelines for the implementation of the plan that will be bonused to its beneficiaries, paying up the corresponding capital increase with reserves of the company according to Art. 68 of Law 26,831 of Capital Market. The meeting approved by majority of votes to ratify the resolutions adopted by the meeting held on October 30, 2019 as regards the implementation of the incentive plan for employees, management and directors of the Company and to provide that 1% (one per cent) allocated to such plan to be calculated based on the capital outstanding as of the time of implementation and/or execution of the plan, be paid in with reserves – thus allocating such shares as bonus to the beneficiaries of the plan- and/or paid in with contributions made by the beneficiaries, all in accordance with the provisions set forth in Section 68 of the Capital Market Law No. 26,831.

14) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the argentine securities commission and the general superintendence of corporations. The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega and/or María Inés Higa and Mrs. Andrea Muñoz to carry out all the relevant registrations of the preceding resolutions.

Exchange Offer- Issuance of Series VIII and IX Notes

As a consequence of the new restrictions on access to the Foreign Exchange Market, IRSA launched an exchange offer on its Series I Notes due on November 15, 2020 (the “Existing Notes”). The abovementioned restrictions to obtain United States dollars established under Communication “A” 7,106 apply for the purchase of foreign currency intended for repayment of principal maturing between October 15, 2020 and March 31, 2021 in respect of the issuance of foreign currency-denominated debt securities registered with official registries in Argentina by private sector clients or the entities themselves. For such purposes, all Eligible Holders (the “Eligible Holders”) were invited by IRSA to Exchange the Existing Notes, Series I Notes.

On October 22, 2020, IRSA announced Notes to be issued in exchange for the Existing Notes, Series I Notes, or through the Cash Subscription (the “Cash Subscription”), as applicable, pursuant to the terms and methods for the exchange of the Existing Notes. The exchange offer consisted on the following two options for the bondholders terms:

(i)
A repayment of principal amount of Existing Notes tendered for Exchange, in cash in United States Dollars, in an amount resulting from dividing USD 72,607,482.80 by the total number of Existing Notes tendered in Exchange for the Series VIII, always provided such quotient is less than or equal to USD 1 whereas if such quotient is higher than USD 1 the consideration shall be equal to USD 1 (“Principal Repayment”); which would represent at least 40% of the amount of the Existing Notes tendered and the remaining amount until reaching USD 1 of each USD1 of the Existing Notes tendered for Exchange, in Series VIII Notes. Series VIII Notes to be issued at a fixed nominal interest rate of 10.00% per annum and maturing 3 (three) years after the Date of Issue and Settlement, with annual repayments, denominated and payable in United States Dollars, in a principal amount up to USD 108,911224 to be paid in kind by tendering for exchange of the Existing Notes . In all cases, the sum of (i) and (ii) shall be the equivalent to USD1 per each USD1 of Existing Notes tendered for Exchange.; and

(ii)
A par for par exchange of notes Series IX for each Existing Notes presented to the Exchange. Series IX Notes to be issued at a nominal fixed interest rate of 10% per annum, maturing on March 1, 2023, denominated and payable in a principal amount up to USD 108,911,224, that may be increased up to the Maximum Aggregate Principal Amount (the “Maximum Aggregate Principal Amount”), to be paid in kind by tendering for exchange the Existing Notes, or by Subscription in Cash.

For both options interest accrued on the Existing Notes until the Date of Settlement of the Exchange Offer will be paid in cash:

Moreover, the Company offers an early exchange consideration equivalent to USD 0.02 per each USD 1 of Existing Notes tendered and accepted in exchange for Series IX Notes prior to the deadline to receive the consideration for early acceptance (the “Early Exchange Consideration”). Such consideration shall be paid in Pesos on the Date of Issue and Settlement as per the exchange rate reported by Communication “A” 3500 of the Central Bank of Argentina on the business day next preceding the Exchange Expiration Date. For the purposes of receiving the Early Exchange Consideration, the Eligible Holders shall tender the Existing Notes in their possession on or before the Deadline to Receive the Early Exchange Consideration.

On November 2, 2020, the Company, announced the results of the Early Bird of Series IX Notes. As of October 30, 2020, deadline for accessing the Early Bird, exchange orders have been submitted for a total amount equivalent to USD 70,971,181 for Series IX Notes.

All existing notes presented on or before the above mentioned deadline have been accepted by the Company and will be eligible to receive the consideration on the Issue and Settlement Date.

As timely announced, the Exchange Offer would expire on November 5, 2020, unless it is extended by the Company. Finally, on November 6, 2020, the Company decided to extend the Exchange Offer, to November 10, 2020. This extension does not imply a modification to the economic terms of the Exchange Offer.

On November 11, 2020, IRSA reported the results of the Exchange Offer. Eligible holders have been presented for a total amount equivalent (for both Classes) to USD 178,458,188, representing 98.31% of the face value of the Existing Notes in Circulation, through the participation of 6,571 orders.

SERIES VIII Notes issuance:

The Face Value of Existing Notes presented and accepted for the Exchange totaled USD 104,287,243 and the Nominal Value of Series VIII Notes to be issued was USD 31,679,760. The maturity date will be November 12, 2023.

According to the terms and subject to the conditions established in the Prospectus Supplement, Eligible Holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 of Existing Notes submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

a. USD 0.69622593 in cash for each USD 1 of Existing Notes presented to the Exchange; and

b. The remaining amount until completing 1 USD for each 1 USD of Existing Notes presented to the Exchange, in Notes Series VIII.

SERIES IX Notes Issuance:

Face Value of Existing Notes presented and accepted for the Exchange totaled USD 74,170,945 and the Nominal Value of Series IX Notes to be issued (together with the Face Value to be issued as a result of the cash subscription) is USD 80,676,505. The maturity date will be March 1, 2023.

Modifications to the Terms of the Existing Notes:

Pursuant to the terms and conditions specified on the pricing supplement of the Existing Notes, and considering that consent has been obtained for an amount greater than 90% of the principal of the Existing Notes, the Company made the Non-Essential Proposed Modifications and / or the Essential Proposed Modifications, by means of which the terms and conditions of the existing notes will be modified and replaced.

Consequently, by virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" was eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the Existing Notes.

Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes were modified and replaced:

- Expiration Date: It will be March 1, 2023.

- Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.

The terms and conditions of the Series I Notes are not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

The implementation of the Proposed Essential Modifications and the Proposed Non-Essential Modifications have been approved by the Company's Board of Directors, dated November 11, 2020.

For more information, see "Proposed Modifications to Existing Notes" of the Prospectus and Exchange Supplement.

Series I Cancellation:

In relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, on November 12, 2020, the Company made a partial cancelation for a Nominal Value of USD 178,458,188 of Series I Notes, after the cancellation the Nominal Value under circulation will be USD 3,060,519.

Corporate Information: IDBD

IDBD has been maintaining negotiations with creditors in order to restructure its financial debt in favorable terms. As of June 30, 2020, the total balance of (i) IDBD’s Series 9 Bonds was NIS 901 million (the "Series 9"), (ii) IDBD's Series 14 Bonds were NIS 889 million guaranteed by IDBD’s 70% of DIC's shares (the “Series 14”), (iii) IDBD’s Series 15 Bonds were NIS 238 million guaranteed by 5% of Clal’s shares (the "Series 15"). Due to lack of agreement, on September 17, 2020, a petition was submitted in the District Court in Tel-Aviv-Jaffa (“The Court”) on the subject of granting of an order for the opening of proceedings by the Trustee for the holders of the Company's Bonds (Series 9) (“The petition”). Within the framework of the petition, the Court was requested to grant an order for the opening of proceedings for the Company pursuant to Section 18 of the Insolvency and Economic Rehabilitation Law, 5778 – 2018 (“The Law”); to instruct the appointment of a trustee for the Company according to law. On September 21, 2020, the holders of the bonds (Series 14) of IDB Development approved making the entire uncleared balance of IDB Development's bonds (Series 14) repayable immediately. On September 22, 2020, the Company submitted its initial response to the Petition in the Court, in which it argues that it is in the best interest of the company and all its creditors to exhaust the negotiations with the controlling shareholder and its creditors during a short period in order to try and maximize the value of its assets, for the benefit of the creditors and the company, and avoid costs and additional harmful consequences. In addition, the response of Dolphin Netherlands B.V. (the controlling shareholder of the Company) was also submitted, as were responses by the Trustees for the bondholders (Series 15 and Series 14) of the Company to the Petition. It should be mentioned that in tandem to his response, the Trustee of bondholders (Series 14) of the company submitted petitions for the enforcement of a lien and for the appointment of a receiver as well as an urgent petition for the setting of a hearing on the said petitions for a receivership, together with the hearing on the petition, which was set for September 24, 2020. On September 25, 2020, declared the insolvency and liquidation of IDBD and initiated liquidation proceedings. The Court appointed a trustee for the shares of IDBD and a custodian for the shares of DIC and Clal. We are analyzing together with our local and international advisors the decision, including alternatives and courses of action.

Corporate Information-

On September 23, 2020, it was reported that Mr. Jorge Cruces by majority vote of the board members of IRSA was appointed as the new Investment Manager and Mr. Arnaldo Jawerbaum as the new Operations Manager of Shopping Malls and Offices. Mr. Daniel Ricardo Elsztain's position was changed to General Manager of Real Estate Operations and Investments.

Communication “A” 7,106 from the Central Bank of the Argentine Republic.

On September 15, 2020, the Central Bank issued Communication “A” 7,106, further restricting access to U.S. dollars by imposing new conditions for the purchase of foreign currency in the FX Market. The Central Bank tightened controls on buying U.S. dollars in the FX Market, transactions involving U.S. dollar- denominated securities and credit card purchases made in foreign currency. The Central Bank also required Argentine companies facing maturities of principal exceeding USD 1 million in U.S. dollar-denominated debt per month from October 15, 2020 through March 31, 2021 to submit a restructuring plan to the Central Bank. Such restructuring plan must meet the following criteria: (i) the net amount for which companies may access the FX Market may not exceed 40% of the principal amount subject to maturity and (ii) the remaining principal amount of U.S. dollar-denominated debt shall be replaced with newly-issued obligations with an average duration of no less than two years. We are currently analyzing the impact of these regulations on our ability to timely repay our Notes Series I for an aggregate amount of USD 181,518,707, which mature on November 15, 2020, as well as certain other financial indebtedness. Finally, On November 11, 2020, IRSA reported the results of the Exchange Offer. Eligible holders have been presented for a total amount equivalent (for both Classes) to USD 178,458,188, representing 98.31% of the face value of the Existing Notes in Circulation, through the participation of 6,571 orders.

Capital contribution in IDBD and Clal Sale.

On September 7, 2020, IRSA reported that with respect to the commitment to make capital contributions in the sum of NIS 70,000,000 (seventy million Israeli shekels) on September 2, 2020 and other NIS 7 000,000 (seventy million Israeli shekels) on 2 September 2021 the Company has considered that there are doubts as to the fulfilment of the preconditions established for making such contributions and has therefore resolved not to make the contribution for this year. In this regard, it is clarified that Dolphin continues to hold talks with IDBD creditors in order to dispel the doubts that have arisen. In addition, IRSA reported that IDBD reported the sale of 2,376,527 Clal shares at an average NIS/Share price of 32.48 representatives of 3.5% of the share capital issued. For more information see “Recent Events – Recent IRSA Events - Corporate Information: IDBD”.

As a result of this transaction, as of the date, IDBD's holding in Clal amounts to 5.0% of its share capital.

Lipstick Building

On August 7, 2020, IRSA reported that it has decided to stop facing the cost of renting land (Ground Lease) where the Lipstick Building is located in New York City, handing over the management of the property. This will generate an accounting gain of approximately ARS 2.5 billion following the reversal of net liabilities recorded in connection with this investment.

Investment in DIC: sale of stake in Shufersal

On July 27, 2020, IRSA reported that as of July 22, 2020, DIC has accepted the purchase offer by private investors of its total stake in Shufersal representative of 26% of its share capital for total consideration of NIS 1,456 million (NIS/share 23.5). In this way, DIC completes the process of selling this company. As a result of this transaction, DIC does not hold anymore a stake in Shufersal and participation in the supermarkets industry.

The accounting result transaction totaling ARS 1.480 million, will be recognized in the Company’s financial statements in the first quarter of fiscal year 2021.

Issuance of Series VI and VII Notes

On July 16, 2020, IRSA reported the placement of Series VI and VII Notes. Series VI Notes are denominated and payable in Pesos, at variable interest rate equivalent to the reference rate plus the Cutting Margin of 4.00% (four per cent), due July 21, 2021 by a face value of ARS 335,200,431 equivalent to USD 4,697,645 calculated at an exchange rate of ARS 71,355/USD1.00, with an issuance price of 100% of face value; and Series VII Notes are denominated in U.S. Dollars and payable in Pesos at theofficial exchange rate, at a fixed interest rate equivalent to the 4.00% nominal annually, due January 21, 2022 at a face value of USD 33,717,500, with an issuance price of 100.00% of face value. The total amount awarded by the two series of Notes reached the sum of USD 38,415,145, implying an oversubscription of 2.6 times the total amount initially offered. The Issuance and Settlement Date was July 21, 2020.

IDBD investment in CLAL

In the period January-July 2020, IDBD closed all the open swap transactions that it performed on Clal shares, with a cumulative rate of 8.2% of Clal shares, as detailed below: in January 2020 in relation to shares representing to 1.1% of Clal shares; in June 2020 in relation to sharesrepresenting 4.99% of Clal shares and in July 2020 in relation to shares representing 2.1% of Clal shares.

Additionally, on September 3, 2020, IDBD sold 2,376,527 Clal shares at an average price of NIS 32.475 per share, for a total amount of NIS 77.2 million, representing 3.5% of Clal’s capital share.

As a result of the aforementioned transactions, as of September 3, 2020, IDBD held 4.99% of Clal’s issued share capital, while these shares were pledged in favor of the debenture holders (Series 15); The outline for the sale of Clal shares was completed, IDBD no longer has swap transactions and accordingly, it is no longer considered a Clal interested party within the context of Israel’s Securities Regulations.ate

IRSA CP Dividend announcement

On November 13, 2020, IRSA CP informed that in accordance with the resolution of the Ordinary and Extraordinary General Shareholders Meeting dated October 26, 2020 and the Board of Directors meeting dated November 13, 2020, a cash dividend of ARS 9,700,000,000 charged to the year ended on June 30, 2020 equivalent to 7697.55436001% of the stock capital will be made available to the shareholders on November 25, 2020 (“Date of Provision”). It is clarified that based on the powers delegated to the Company's Board of Directors, the dividend will be paid in a single installment, leaving the payment schedule without effect.

The amount per share will be (V$N 1) ARS 76.9755436001 and the amount per ADR's (Arg. Pesos per ADR) of ARS 307.9021744004, payable to all shareholders that have such quality as of November 24, 2020 according to the registry led by Caja de Valores S.A.

In accordance with the resolutions of the aforementioned Shareholders Meeting and the Board of Directors, the shareholders will receive payment in United States dollars in the Argentine Republic (CVSA Code 10,000) at a conversion rate to that currency that will be set according to the selling currency exchange rate reported by the National Bank of Argentina at the close of the business day immediately prior to the day of payment. Likewise, shareholders may choose to receive payment in US dollars New York Plaza (CVSA Code 7000), complying with the requirements and presentations established for this purpose by Caja de Valores SA, until 5:00 p.m. on November 20, 2020 inclusive.

Shareholders who wish to exercise the option should contact their depositary or Caja de Valores SA, as the case may be, to obtain advice on the mechanisms enabled by the following means: Telephone: 0810-888-7323 and email: reclamosysugerencias@cajadevalores.com.ar.

It is reported that in the case that the beneficiary of the dividend is a human person and / or an undivided succession and / or a beneficiary from abroad, on the amounts to be paid, a withholding of 7% will be made in accordance with the provisions of the Income Tax Law, since these are results originated in years beginning after January 1, 2018.

Board Meeting– IRSA CP

On October 26, 2020, IRSA CP’s informs that the Shareholders’ Meeting has resolved the following:

1) Appointment of two shareholders to sign the meetings’ minutes. The meeting approved by majority of votes the appointment of the representatives of shareholders ANSES FGS and IRSA to approve and sign the minutes of the Shareholders’ Meeting.

2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2020. The meeting approved by majority of votes the documents required under Section 234, paragraph 1, of General Companies Law No. 19,550 for the fiscal year ended June 30, 2020

3) Consideration of the capital increase from the sum of ARS 126,014,050 to the sum of ARS 54,123,001,970 through the capitalization of reserves and the consequential issue of shares for the amount of ARS 53,996,987,920 to distribute among the shareholders in proportion of their ownership. The meeting unanimously approved to increase the Company’s capital from ARS 126,014,050 to ARS 54,123,001,970 (Argentine pesos fifty-four thousand one hundred twenty-three million one thousand nine hundred seventy), through the capitalization of the following reserves (i) comprehensive capital stock adjustment amounting to ARS 3,390,555,113 (Argentine pesos three thousand three hundred and ninety million five hundred fifty five thousand one hundred and thirteen); (ii) share premium amounting to de ARS 9,660,048,796 (Argentine pesos nine thousand six hundred sixty million forty eight thousand seven hundred and ninety six); (iii) special reserve in accordance with General Resolution CNV 609/2012 amounting to ARS 9,164,223,299 (Argentine pesos nine thousand one hundred sixty four million two hundred twenty three thousand two hundred ninety nine), (iv) reserve for future dividends amounting to ARS 31,631,809,393 (Argentine pesos thirty one thousand six hundred and thirty one million eight hundred and nine thousand three hundred and ninety three), and Special Reserve amounting to ARS 150,351,319 (Argentine pesos one hundred and fifty million three hundred and fifty one thousand three hundred nineteen), thereby issuing 53,996,987,920 fully paid-up shares in favor of the shareholders in proportion to their shareholding interests.

4) Allocation of net gain for the fiscal year ended June 30, 2020 for ARS 17,089,535,712. Distribution of cash dividends in periodical fees for up to ARS 9,700,000,000. The meeting approved by majority of votes:

i) to allocate 5% of the income for the fiscal year, amounting to ARS 854476,785.59, to the legal reserve; ii) to distribute cash dividends for the amount of ARS 9,700,000,000, in proportion to the shareholding interests of the shareholders, to be paid in cash, in period installments in accordance with the following payment schedule: the first installment amounting to ARS 2,425,000,000 shall be paid within 30 calendar days as from the meeting approval, the second installment amounting to ARS 2,425,000,000 shall be paid on January 25, 2021, the third installment amounting to ARS 2,425,000,000 shall be paid on March 25, 2021, and the fourth and last installment amounting to ARS 2,425,000,000 shall be paid on May 24, 2021; and iii) to allocate the balance, i.e. the amount of ARS 6,535,058,926, to the special reserve, which may be used to pay future dividends, to carry out new projects or for any other purpose in the interests of the Company; and iv) to delegate to the Board of Directors the power to implement the payment of dividends to the shareholders within the terms set forth in the payment schedule and/or any amendment thereto, and to apply for and implement the payment of such dividends to the ADR holders.

5) Consideration of Board of Directors’ performance for the Fiscal Year ended June 30, 2020. It was approved by the majority of the votes.

6) Consideration of Supervisory Committee’s performance for the Fiscal Year ended June 30, 2020. It was approved by the majority of the votes.

7) Consideration of compensation payable to the Board of Directors (ARS 320,769,717, allocated sum) for the Fiscal Year ended June 30, 2020. The meeting approved by majority of votes the sum of ARS 320,769,717 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2020, without exceeding the limits set forth in section 261 of General Companies Law No. 19,550, taking into account the directors duties, the time allocated to professional roles, the income/loss recorded during their management, the special technical works carried out for subsidiary companies as well as the professional experience in addition to the market value of the services rendered; and to empower the Board of Directors to (i) allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members; (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

8) Consideration of compensation payable to the Supervisory Committee (ARS 1,575,000, allocated sum) for the Fiscal Year ended June 30, 2020. It was approved by the majority of the votes.

9) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years. The meeting approved by majority of votes: i) to maintain in 9 (nine) the number of regular directors and to determine in 9 (nine) the number of alternate directors; ii) to renew the appointment of Mr. Eduardo Sergio Elsztain as non-independent Regular Director, Mr. Marcos Barylka as independent Regular Director and appoint Mrs. Mariana Renata Carmona as non-independent Regular Director; iii) to renew the appointment of Messrs. Gastón Armando Lernoud and Juan Manuel Quintana as non-independent Alternate Directors; and iv) to appoint Messrs. Ilan Ariel Elsztain and Ben Iosef Elsztain as non-independent Alternate Directors.

10) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year. The meeting approved by majority of votes to appoint José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as Regular Statutory Auditors and Messrs. Roberto Daniel Murmis, Ariela Levy and Paula Sotelo as Alternate Statutory Auditors for a term of one fiscal year.

11) Appointment of certifying accountant for the next fiscal year. The meeting approved by majority of votes i) to appoint the following firms as certifying accountants for the 2020/2021 fiscal year (a)Price Waterhouse & Co. S.R.L. member of PriceWaterhouseCoopers with Walter Rafael Zablocky acting as Regular Independent Auditor; and (b) Abelovich Polano & Asociados with José Daniel Abelovich acting as Regular Independent Auditor, and ii) not to appoint alternate members this time.

12) Approval of compensation for ARS 28,770,129 payable to certifying accountant for the fiscal year ended June 30, 2020. It was approved by the majority of the votes.

13) Consideration of annual budget for implementation of the audit committee’s annual plan and compliance and corporate governance program. The meeting approved by majority of votes a budget of ARS 605,000, for the eventual hiring of advisors / consultants and trainings.

14) Implementation of incentive plan for employees, management and directors, approved on the Shareholders Meeting held on October 30, 2019, for up to 1% of the stock capital for released shares provided in Item 3 of this Agenda for the incentive plan according to Art. 68 of Law 26,831 of Capital Market. The meeting approved by majority of votes to ratify the resolutions adopted by the meeting held on October 30, 2019, as regards the implementation of the incentive plan for employees, management and directors of the Company and to provide the allocation of up to 1% of the capital derived from the capital increase approved in item three of this agenda, i.e., upon the sum of ARS 54,123,001,970 (fifty four thousand one hundred and twenty three million one thousand nine hundred and seventy), to the integration and implementation of such plan, thus allocating such shares as bonus to the beneficiaries of the plan, all in accordance with the provisions set forth in Section 68 of the Capital Market Law No. 26.831.

15) Consideration of the amendment of Article 6 of the bylaws due to a change in the nominal value of the shares from the sum of ARS 1 to the sum of ARS 100. The meeting approved by majority of votes to amend article six of the corporate by-laws, which shall read as follows: Section six: The movements in the capital stock shall be reflected in the company’s balance sheets, indicating the authorized amount, class and category of shares, par value and number of votes per share. The Company’s shares are designated as common, book-entry shares of pesos one hundred (ARS 100) par value each, entitled to one vote per share. The Company may issue preferred shares, either with or without voting rights, which shall be issued in book-entry form. Preferred shares shall be entitled to a preferred dividend, either cumulative or not, pursuant to their terms of issue. Preferred shares may also be entitled to an additional share in the net income.

16) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the argentine securities commission and the general superintendence of corporations. The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega and/or María Inés Higa and Mrs. Andrea Muñoz to carry out all the relevant registrations of the preceding resolutions.

Reopening Shopping malls- IRSA CP

On October 14, 2020, IRSA CP announced the opening of Alto Palermo, Paseo Alcorta, Patio Bullrich, Abasto Shopping and DOT Baires shopping malls, located in the City of Buenos Aires since today which are added to the Distrito Arcos open space Premium Outlet which has already been operational since August.

The shopping malls mentioned above are restarting their operations under a strict safety and hygiene protocol that includes social distancing, reduced hours and access controls, among other measures. Activity in food courts is limited to the commercialization of products through home delivery or take-away and entertainment businesses remains closed.

As of the date of this Annual Report, IRSA CP is operating all its shopping malls.

IRSA CP keeps its commitment to safeguard the health and well-being of its clients, employees, tenants, and the entire population, constantly reassessing its decisions according to the evolving events, issued rules and guidelines of the competent authorities.

Corporate Information- IRSA CP

On September 22, 2020, it was reported that Mr. Jorge Cruces by majority vote of the board members of IRSA CP was appointed as the new Investment Manager and Mr. Arnaldo Jawerbaum as the new Operations Manager of Shopping Malls and Offices. Mr. Daniel Ricardo Elsztain's position was changed to General Manager of Real Estate Operations and Investments.

Boston Tower floor’s sale by IRSA CP

On August 26, 2020, IRSA CP reported that on that date it has sold and transferred 5 floors of the Boston tower located at 265 Della Paolera Street, in the Catalinas district of the Autonomous City of Buenos Aires for a gross leasable area of approximately 6,235 sqm and 25 garage units located in the building. The transaction price was approximately USD 34.7 million (USD/sqm 5,570), which was paid in full. After this transaction, IRSA CP owns 7 floors with an approximate leasablearea of 7,383 sqmin addition to garage units and other complementary spaces.

On November 5, 2020, IRSA CP reported that on that date it has sold and transferred 4 floors of the Boston tower located at 265 Della Paolera Street, in the Catalinas district of the Autonomous City of Buenos Aires for a gross leasable area of approximately 3,892 sqm and 15 garage units located in the building. The transaction price was approximately USD 22.9 million (USD/sqm 5,570), which was paid in full. After this transaction, IRSA CP owns 3 floors with an approximate leasable area of 3,266 sqmin addition to garage units and other complementary spaces.

On November 12, 2020, IRSA CP reported that on that date it has sold and transferred three floors of the Boston tower located at 265 Della Paolera Street, in the Catalinas district of the Autonomous City of Buenos Aires for a gross leasable area of approximately 3,266 sqm, a retail store of approximately 225 sqm and 15 garage units located in the building. The transaction price was approximately USD 19.1 million (USD/sqm 5,490), which was paid in full. After this transaction, IRSA CP has no remaining leasable area in the building, only keeping a space of the first basement.

Impact of COVID-19 to IRSA CP’s Shopping Malls.

On August 4, 2020, IRSA CP informed its shareholders and the market in general that in compliance with the provisions of Articles 2 and 10 of Decree 641/2020 promulgated by the National Executive Branch, whose objective is to continue mitigating the risk of spread of the virus and protecting public health, the shopping centers located in the Autonomous City of Buenos Aires and Greater Buenos Aires will continue to operate only in the areas considered essential as pharmacies, supermarkets and banks until August 16, 2020 with the exception of Distrito Arcos, commercial center of the Company that, for its open-air characteristics, reopened its doors on August 3, 2020 as did the commercial premises of large avenues and main commercial corridors of the city. In the interior of the country, most provinces move forward with the easing and opening of their commercial and recreational activities. Distrito Arcos joins the already operational Alto Noa, Mendoza Plaza, Córdoba Shopping, Alto Rosario, La Ribera Shopping and Alto Comahue that IRSA CP owns in the interior of the country. The total of the shopping in operation reaches approximately 148,000 m2, representative of 44% of the gross leasable area of its portfolio, except for the food and entertainment venues of the shopping centers in Neuquén, Córdoba and Santa Fe that have not yet resumed operations. IRSA CP remains committed to preserving the health and well-being of its customers, employees, localities and the entire population, constantly re-evaluating its decisions according to the evolution of events, the rules that are dictated and the guidelines of the competent authorities.

Bouchard 710 Building Sale

On July 30, 2020, IRSA CP reported that on that date it has sold to an unrelated third party the entire building "Bouchard 710", located in the Plaza Roma district of the Autonomous City of Buenos Aires. The tower consists of 15,014 m2 of gross leasable area in 12 floors of offices and 116 units of garages.

The transaction price was approximately USD 87.2 (USD / sqm 5,800) and has been paid in full. Bouchard 710 is a AAA category office building, with LEED Gold rating, located in one of the premium corporate areas of the Autonomous City from Buenos Aires.

Signature of a Purchase ticket regarding Boston Tower floor with possession

On July 15, 2020 IRSA CP reported that on that date it has signed with an unrelated third party a purchase ticket with possession of a medium-height Boston Tower floor located at 265 Della Paolera Street, in the Catalinas district of Buenos Aires for a total area of approximately 1,063 sqm and 5 garage units located in the building. The transaction price was approximately USD 6.7 million (USD/sqm 6,300), which was paid in full. After this operation, IRSA CP has 12 floors with an approximate location area of 13,800 sqm. In addition to garage units and other complementary spaces. The Boston Tower is a modern office building located in one of the most premium corporate areas of the Autonomous City of Buenos Aires. It was designed by renowned architect Cesar Pelli and has 27 floors and 60 garages in 31,670 square meters of gross leasable area.

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

During the fiscal year ended June 30, 2020 and 2019, we had consolidated revenues of ARS 121,256 million, and ARS 110,741 million, and consolidated gain / (loss) from operation, before financing and taxation, of ARS 52,735 million and ARS (31,817) million, respectively. During the fiscal year ended June 30, 2020 and 2019, our total consolidated assets decreased 5.69% from ARS 726,034 million to ARS 686,940 million, and our consolidated shareholders’ equity decreased 4.13% from ARS 127,201 million to ARS 122,153 million.

Segment information is analyzed based on products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, within this last segment, operating segments are analyzed by geography: Operations Center Argentina and Operations Center Israel. Within each operations center, the Group considers separately the variousactivities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

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

Agricultural Business

Our Agricultural business is further comprised of four reportable segments:

● The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; leasing of the Company’s farms to third parties; and planting, harvesting and sale of sugarcane. Our Agricultural production segment had assets of ARS 37,070 million and ARS 34,597 million as of June 30, 2020 and 2019, respectively, representing 88.26% and 91.67% respectively of our agricultural business assets at both dates. Our Agricultural production segment generated income from operations of ARS 3,521 million and ARS 2,120 million for fiscal years ended June 30, 2020, and 2019, respectively, representing 53.08% and 67.49%, of our consolidated profit from operations, from Agricultural Business for such years, respectively.

The segment “agricultural production” aggregate the crops, cattle, sugarcane and agricultural rental and services activities:

●
Our “Crops” activity consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation, the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops activity had assets of ARS 15,825 million and ARS 14,778 million as of June 30, 2020 and 2019, respectively, representing 42.69% and 42.71% of our Agricultural Business assets at such dates, respectively. Our Crops activity generated profit from operations of ARS 1,908 million and ARS 1,434 million for fiscal years ended June 30, 2020 and 2019, respectively, representing 28.76% and 45.65%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

●
Our “Cattle” activity consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle activity had assets of ARS 5,071 million and ARS 5,341 million as of June 30, 2020 and 2019, respectively, representing 13.53% and 15.44% of our agricultural business assets at such dates, respectively. Our Cattle activity generated income from operations of ARS 233 million for fiscal year ended June 30, 2020 and losses from operations ARS 101 million for fiscal year ended June 30, 2019, representing 3.51% and (3.22%), of our consolidated profit from operations from Agricultural Business for such years, respectively.

●
Our “Sugarcane” activity consists of planting, harvesting and sale of sugarcane. Our Sugarcane activity had assets of ARS 7,487 million and ARS 8,704 million as of June 30, 2020 and 2019, respectively, representing 20.20% and 25.16% of our agricultural business assets at such dates, respectively. Our Sugarcane activity generated profit from operations of ARS 1,069 million and ARS 519 million for fiscal years ended June 30, 2020, and 2019, representing 16.11% and 16.52%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

●
Our “Agricultural Rentals and Services” activity consists of agricultural services (for example: irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services activity had assets of ARS 4,388 million and ARS 2,893 million as of June 30, 2020 and 2019, respectively, representing 11.84% and 8.36% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services activity generated profit from operations of ARS 311 million and ARS 268 million for fiscal years ended June 30, 2020, and 2019, respectively, representing 4.69% and 8.53% of our profit from operations from Agricultural Business for such years.

●
Our “Land Transformation and Sales” segment comprises gains from the disposal and development of farmlands activities. Our Land Transformation and Sales segment had assets of ARS 510 million and ARS 149 million as of June 30, 2020 and 2019, respectively, representing 1.38% and 0.43% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated profit from operations of ARS 2,551 million and ARS 881 million for fiscal years ended June 30, 2020, and 2019, respectively, representing 38.45% and 28.05% of our profit from operations from Agricultural Business for such years.

●
Our “Other segments” includes, principally, feedlot farming, slaughtering and processing in the meat refrigeration plant, among others. Our Others segment had assets of ARS 3,843 million and ARS 2,732 million as of June 30, 2020 and 2019, respectively, representing 10.37% and 7.90% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of ARS 739 million and ARS 434 million for fiscal years ended June 30, 2020, and 2019, representing 11.14% and 13.18% of our consolidated operating income from Agricultural Business for such years, respectively. The segment “Other segments” aggregate the activities Agro-industrial and Others:

●
Our “Agro-industrial” activity consists of feedlot farming and the slaughtering and processing in the meat refrigerating plant. Feedlot farming is distinctive and requires specific care and diets which differ from those provided to free-range cattle. This activity represents a separate operating activity due to the distinctive characteristics of the cattle feedlot system and the industrialized meat processing in the packing plant. Our Agro-industrial activity had assets of ARS 1,807 million and ARS 1,058 million as of June 30, 2020 and 2019, respectively, representing 4.87% and 3.06% of our agricultural business assets at such dates, respectively. Our Agro-Industrial activity generated losses from operations of ARS 53 million and ARS 193 million for fiscal years ended June 30, 2020 and 2019, representing (0.80%) and (6.14%) of our consolidated operating income from Agricultural Business for such years respectively.

●
Our “Others” activity consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure. This activity includes the brokerage and sale of inputs activities. Our Others activity had assets of ARS 2,036 million and ARS 1,674 million as of June 30, 2020 and 2019, respectively, representing 5.49% and 4.84% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of ARS 792 million and ARS 607 million for fiscal years ended June 30, 2020, and 2019, representing 11.94% and 19.33% of our consolidated operating income from Agricultural Business for such years, respectively.

●
The “Corporate” segment includes, principally, the corporative expenses related to the agricultural business. Our Corporate segment and corporate activity generated operating losses of ARS (177) million and ARS (274) million for fiscal years ended June 30, 2020, and 2019, representing (2.67%) and (8.72%) of our consolidated profit from operations from Agricultural Business for such years, respectively.

Operation Center in Argentina

We operate our business in Argentina through seven reportable segments, namely “Shopping Malls,” “Offices,” “Sales and Developments,” “Hotels,” “International,” “Corporate” and “Others” as further described below:

●
Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprised of lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 49,445 million and ARS 50,477 million as of June 30, 2020 and 2019, respectively, representing 31.30% and 45.18% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Shopping Malls segment generated operating profit of ARS 1,687 for the fiscal year ended June 30, 2020 and operating loss of ARS 34,401 for the fiscal year ended June 30, 2019.

●
Our “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities. Our Offices segment had assets of ARS 62,536 million and ARS 31,691 million as of June 30, 2020 and 2019, respectively, representing 39.58% and 28.37% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Offices segment generated an operating income of ARS 24,635 million and operating income of ARS 2,488 million for the fiscal year ended June 30, 2020 and 2019, respectively.

●
Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 33,456 million and ARS 28,404 million as of June 30,2020 and 2019, respectively, representing 21.18% and 25.42% of our operating assets for the Operations Center in Argentina for both years. Our Sales and Developments segment generated an operating income of ARS 11,772 million and ARS 630 million for the fiscal years ended June 30, 2020 and 2019, respectively.

●
Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of ARS 1,969 million and ARS 2,050 million as of June 30, 2020 and 2019, respectively, representing 1.25% and 1.83% of our operating assets for the Operations Center in Argentina, respectively. Our Hotels segment generated an operating income of ARS 162 million and ARS 671 million for the fiscal year ended June 30, 2020 and 2019, respectively,

●
Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country. We intend to continue evaluating investment opportunities outside Argentina as long as they are attractive investment and development options. Our International segment had net liabilities of ARS 6,740 million and ARS 4,229 million as of March 31, 2020 and 2019, respectively. Our International segment generated operating losses of ARS 89 million and operating losses of ARS 85 million for the periods ended March 31, 2020 and 2019, respectively.

●
“Corporate”. Since fiscal year 2018, we have decided to disclose certain corporate expenses related to the holding structure in a separate “Corporate” segment. This segment generated a loss of ARS 282 million and ARS 519 million for the fiscal years ended June 30, 2020 and 2019, respectively.

●
Our “Others” primarily includes the entertainment activities through La Arena and La Rural S.A., and the financial activities carried out by Banco Hipotecario for both years. Our Others segment had assets of ARS 8,270 million and ARS 6,047 million as of June 30, 2020 and 2019, respectively, representing 5.23% and 5.41% of our operating assets for the Operations Center in Argentina, respectively. Our Others segment generated a profit of ARS 554 million for the fiscal year ended June 30, 2020 and an operating loss of ARS 783 million for the fiscal year ended June 30, 2019.

Operation Center in Israel

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

As of the date of this Annual Report, we are analyzing together with our local and international advisors the judicial decision, alternatives and course of action. For more information see “IRSA’s Recent Developments - Corporate Information: IDBD”.

We operate our business in Israel through six reportable segments, namely “Real Estate,” “Supermarkets,” “Telecommunications,” “Insurances,” “Corporate” and “Others” as further described below:

●
Our “Real Estate” segment mainly includes assets and operating income derived from business related to the subsidiary PBC. PBC is engaged, independently and through its subsidiaries and associate companies, some of which are public companies, in various areas of the real estate industry in Israeland abroad. The main operating segments of PBC include the revenue-generating properties segment - its core activity - and the residential construction segment. PBC is also engaged in the agriculture segment, through its investment in an associate (Mehadrim). Our Real Estate segment had net operating assets of ARS 152,941 million and ARS 303,425 million as of June 30, 2020 and 2019, representing 34% and 57% of our net operating assets for the Operations Center in Israel at such years, respectively. Our Real Estate segment generated operating loss of ARS 623 million for the fiscal year ended June 30, 2020 and operating income of ARS 5,259 million for the fiscal year ended June 30, 2019, representing 208% and 149% of our consolidated operating income for the Operations Center in Israel for such years, respectively.

●
Our “Supermarkets” segment includes assets and results derived from the business related to the former subsidiary (deconsolidated due to the loss of control in June 2018. See Note 4 to the consolidated financial statements) Shufersal, reclassified to discontinued operations in the prior year. Shufersal operates both directly and through its investee corporations, and owns the largest supermarket chain in Israel in terms of sales volume. Our Supermarkets segment had operating assets of ARS 28,090 million and ARS 23,013 million (corresponds to the value of the associate) for the fiscal period ended June 30, 2020 and 2019, representing 58.4% and 30.9% of our operating assets for the Operations Center in Israel at such years, respectively. On July 27, 2020, IRSA reported that on July 22, 2020, DIC has accepted the purchase offer by private investors of its total stake in Shufersal, representing 26% of its share capital. For more information see: “Recent developments - Investment in DIC: sale of stake in Shufersal”

●
Our “Telecommunications” segment includes assets and operating income derived from the business related to our subsidiary Cellcom. Cellcom is a provider of communication services, which offers to its customers primarily mobile communication services, landline telephone services, international telephone services, internet connectivity services and associated services, and beginning in December 2014, also television over internet services. Our Telecommunications segment had net operating assets of ARS 33,949 million and 24,580 million for the fiscal period ended June 30, 2020 and 2019, representing 70.6% and 33.0% % of our net operating assets for the Operations Center in Israel at such dates, respectively. Our Telecommunications segment generated operating income of ARS 702 million and of ARS 138 million for the fiscal period ended June 30, 2020 and 2019, respectively.

●
Our “Insurance” segment includes the investment in Clal. Clal is holding company which is primarily engaged in the insurance, pension and provident funds segments, and in the holding of assets and real and other related businesses (such as insurance agencies), and which constitutes one of the largest insurance groups in Israel. Our Insurance segment had operating assets of ARS 3,377 million and ARS 22,638 million for the fiscal period ended June 30, 2020 and 2019, representing 7.0% and 30.4% of our operating assets for the Operations Center in Israel at such years, respectively. The decrease is derived from the partial sale of our equity interest in Clal during fiscal year 2020, as required by the Israeli regulator and the decrease in the quoted market price of Clal’s shares.

●
Our “Corporate” segment includes the assets and operating results providing from the activities related to the holding companies of the Operating Center in Israel, IDBD and DIC. Our Corporate segment had net operating liabilities of Ps 93,738 million and 85,049 million as of June 30, 2020 and 2019, respectively. Our Corporate segment generated an operating loss of ARS 1,119 million and of ARS 1,058 million for the fiscal years ended June 30, 2020 and 2019, respectively. The increase is derived mainly from the revaluation of the NIS against the peso.

●
Our “Others” segment includes the assets and income derived from other diverse business activities, such as technological developments, oil and gas assets, electronics, and others. Our Others segment had net operating assets of ARS 69,795 million and ARS 21,496 million for the fiscal period ended June 30,2020 and 2019, respectively. Our Others segment generated operating income of ARS 741 million and operating losses of ARS 817 million for the fiscal period ended June 30, 2020 and 2019, respectively, without share of loss of associates and joint ventures.

Agricultural Business

As of June 30, 2020, we owned 26 farms with approximately 629,794 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. During the fiscal year 2020 we used 91,575 hectares of the land we own for crop production, approximately 72,160 hectares are for cattle production, 85,000 hectares are for sheep production and approximately 23,205 hectares are leased to third parties for crop and cattle production. The remaining 359,965 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have assigned 26,409 hectares for crop production and 2,993 hectares for cattle production. Also, during fiscal year 2020 ended on June 30, 2020, we leased 111,086 hectares to third parties for crop production and 12,365 hectares for cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land, and land under concession):

	2020(1)	2019(1)	2018(1) (5)	2017(1)	2016(1)
Crops (2)	229,070	220,170	194,281	193,106	178,617
Cattle (3)	87,788	95,247	102,113	102,516	85,392
Milk/Dairy	-	-	-	1,036	2,231
Sheep	85,000	85,000	85,000	85,000	85,000
Land Reserves (4)	463,372	450,882	461,795	471,437	473,290
Own farmlands leased to third parties	23,655	16,100	9,603	7,733	2,435
Total	888,885	867,399	852,792	860,828	826,965

(1) Includes 35.72% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.72% interest.
(2) Includes wheat, corn, sunflower, soybean, sorghum and others.
(3) Breeding and fattening.
(4) We use part of our land reserves to produce charcoal, rods and fence posts.
(5) Includes farms owned by Brasilagro and Cresud sold in 2014, 2015 and 2018.

Our Principal Business Activities

During the fiscal year ended June 30, 2020, we conducted our operations on 26 owned farms and 88 leased farms.

The following charts show, for fiscal year 2020, the surface area in operation for each line of business, as well as the hectares held as land reserves:

  The following chart illustrates, for the fiscal year ended on June 30, 2020, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

Agricultural Business

Land Transformation and Sales

Land Acquisitions

We seek to increase our lands portfolio, through the acquisition of large areas of land with high potential for appreciation. We also aim to increase the productivity of the land by applying state-of-the-art technology to improve agricultural yields.

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

During fiscal year 2020, our subsidiary BrasilAgro acquired the Serra Grande field of 4,500 hectares (2,900 hectacres of productive potential) in Piauí, Brazil. The purchase price is BRL 25 million, of which BRL 11 million was paid at closing. The balance of the purchase price will be paid in three equal annual installments.

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

Our subsidiary BrasilAgro sold 3 fractions of farms during fiscal year 2020 for an aggregate amount of BRL 84.2 million (approximately USD 20 million). In the first quarter it sold a fraction of 1,134 hectares of the “Jatobá” farm located in Jaborandi, State of Bahia, for an amount of BRL 22.7 million (BRL / ha 20,018). The farm was valued at BRL 1.7 million and the internal rate of return in dollars reached 7.0%. In the second quarter of the year, it completed the sale of a fraction of 85 hectares of the “Alto Taquarí” farm located in the state of Mato Grosso for BRL 5.5 million. The farm was valued in the books at BRL 1.2 million and the internal rate of return in dollars reached 13.0%. During the fourth quarter, BrasilAgro made an additional partial sale of 105 hectares of “Alto Taquarí” for the sum of BRL 11.0 million which had a book value of BRL 1.7 million and the internal rate of return in dollars reached 14.4% and another fraction of 1,875 hectarse of “Jatobá” farm was sold for BRL 45 million, which had a book value of BRL 3.5 million and the internal rate of return in dollars reached 5.0%. For more information see “Cresud’s Recent Developments - Jatobá sale”

Land productivity potential

We believe that our agricultural lands have significant productivity potential and, through the implementation of best agricultural practices and application of our accumualted knowledge and experience, we are able to enhance the value of our agricultural lands.

As of June 30, 2020, we owned land reserves in the region extending over more than 359,965 hectares of own farmlands that were purchased at very attractive prices. In addition, we have a concession 102,598 hectares reserved for future development. Of the total of this area, we maintain 286,388 hectares undeveloped. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

During fiscal year 2020, we developed 12,705 hectares in the region: 5,774 hectares in Argentina; 2,354 hectares in Paraguay and 4,577 hectares in Brasil.

Newly Developed Area	2019/2020	2018/2019
(hectares)
Argentina	5,774	2,486
Brazil	4,577	6,190
Paraguay	2,354	2,008
Total	12,705(1)	10,684

(1)
9,829 completed and 2,876 pending completion.

Results

The following table shows this segment’s results for fiscal year 2020, compared to the preceding fiscal year:

				YoY var
	FY2020	FY2019	FY2018	2020 vs. 2019
	(in millions of ARS)%
Revenues	-	-	-	-
Costs	(25)	(24)	(36)	(4.2)
Gross Loss	(25)	(24)	(36)	(4.2)
Net result for changes in fair value of investment properties	780	-	216	100.0
Gain from disposition of farmlands	838	665	1,656	26.0
General and administrative expenses	(3)	(3)	(2)	(0.0)
Selling expenses	(1)	(1)	-	(0.0)
Other operating results, net	962	244		(294.3)
Profit from operations	2,551	881	1,457	(189.6)
Segment profit	2,551	881	3,291	(189.6)

Agricultural Production

Production

The following table shows, for the fiscal years indicated, our production volumes measured in tons:

Production Volume(1)	FY2020	FY2019	FY2018	FY2017
Corn	433,910	194,352	381,443	302,513
Soybean	359,055	355,670	225,916	203,526
Wheat	43,862	37,378	32,297	29,905
Sorghum	4,371	1,721	4,131	4,922
Sunflower	5,895	6,428	6,221	3,853
Cotton	2,573	1,586	-	-
Other	3,519	2,103	2,103	3,690
Total Crops (tons)	857,490	599,238	652,111	548,409
Sugarcane (tons)	2,360,965	1,999,335	924,776	1,062,860
Cattle herd	11,783	11,173	10,566	7,626
Milking cows	-	-	185	435
Cattle (tons)	11,783	11,173	10,751	8,061
Milk (liters)	-	-	3,891	13,968
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

Below is the geographical distribution of our agricultural production for the last four fiscal years:

2020 Season	Argentina	Brazil	Bolivia	Paraguay	Total
(in tons)
Corn	334,821	89,900	4,264	4,925	433,910
Soybean	179,023	157,949	19,608	2,475	359,055
Wheat	43,862	-	-	-	43,862
Sorghum	-	4,371	-	-	4,371
Sunflower	5,895	-	-	-	5,895
Cotton	2,573	-	-	-	2,573
Other	-	3,519	-	-	3,519
Total Crops and Other	570,307	255,911	23,872	7,400	857,490
Sugarcane	-	2,217,714	143,251	-	2,360,965

2019 Season	Argentina	Brazil	Bolivia	Paraguay	Total
(in tons)
Corn	157,079	29,903	6,143	1,227	194,352
Soybean	177,503	138,506	21,174	18,486	355,670
Wheat	37,378	-	-	-	37,378
Sorghum	1,364	-	357	-	1,721
Sunflower	6,428	-	-	-	6,428
Cotton	-	1,586	-	-	1,586
Other	2,103	-	-	-	2,103
Total Crops and Other	381,855	169,995	27,675	19,713	599,238
Sugarcane	-	1,932,235	67,100	-	1,999,335

2018 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	344,713	18,913	6,690	11,127	381,443
Soybean	99,840	94,031	14,953	17,092	225,916
Wheat	32,297	-	-	-	32,297
Sorghum	2,836	-	1,295	-	4,131
Sunflower	6,221	-	-	-	6,221
Other	2,103	-	-	-	2,103
Total Crops and Other	488,010	112,944	22,938	28,219	652,111
Sugarcane	-	901,274	23,502	-	924,776

2017 Season	Argentina	Brazil	Bolivia	Paraguay	Total
(in tons)
Corn	253,164	31,969	9,410	7,970	302,513
Soybean	127,532	53,837	13,178	8,979	203,526
Wheat	29,905	-	-	-	29,905
Sorghum	44	-	4,879	-	4,923
Sunflower	3,853	-	-	-	3,853
Other	3,690	-	-	-	3,690
Total Crops and Other	418,188	85,806	27,467	16,949	548,410
Sugarcane	-	1,015,303	47,557	-	1,062,860

Sales

Below is the total volume sold broken down into geographical areas, measured in tons:

	FY2020			FY2019			FY2018			FY2017
Volume of Sales(3)	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total
Corn	325.4	64.1	389.5	191.4	0.2	191.6	290.7	6.0	296.7	266.5	-	266.5
Soybean	308.8	110.2	419.0	166.4	101.9	268.3	172.0	23.4	195.4	137.8	28.8	166.6
Wheat	43.8	-	43.8	40.5	-	40.5	44.6	-	44.6	11.9	1.5	13.4
Sorghum	1.4	-	1.4	0.4	-	0.4	1.1	-	1.1	5.3	-	5.3
Sunflower	0.8	-	0.8	2.4	-	2.4	4.6	-	4.6	4.1	-	4.1
Other	9.3	-	9.3	1.2	-	1.2	1.6	-	1.6	3.6	-	3.6
Total Grains (tons)	696.9	176.4	873.3	402.3	102.1	504.4	514.6	29.4	544.0	429.2	30.3	459.5
Sugarcane (tons)	2,226.2	-	2,226.2	1.965,4	-	1.965,4	1,723.0	-	1,723.0	906.8	-	906.8
Cattle herd	19.3	-	19.3	9.4	-	9.4	13.3	-	13.3	6.9	-	6.9
Milking cows	-	-	-	-	-	-	1.5	-	1.5	1.1	-	1.1
Cattle (tons)	19.3	-	19.3	9.4	-	9.4	14.8	-	14.8	8.0	-	8.0
Milk (in th of liters)	-	-	-	-	-	-	3.9	-	3.9	13.3	-	13.3
(1) Domestic Market.
(2) Foreign Market.
(3) Includes Brasilagro, 50% of CRESCA, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

The following table shows the sown surface area assigned to crop production, classified into own, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	2020(1)0(1)	2019(1)	2018(1)	2017(1)
Own	105,799	94,062	102,448	102,683
Under lease	138,867	135,955	72,688	71,481
Under concession	26,409	18,638	24,244	22,454
Leased to third parties	13,837	14,325	9,533	7,663
Total	284,912	262,980	208,913	204,281
 (1) Includes double crops, all farms in Argentina, Bolivia, Paraguay and Brazil, and Agro-Uranga (Associated – 35.72%).

	Season
Stock	2020	2019	Variation
	(in tons)%
Corn	60,294	77,216	(21.9)
Soybean	108,171	174,575	(38.0)
Sunflower	87	6,187	(98.6)
Sorghum	527	443	19.0
Bean	2,535	-	-
Wheat	1,076	2,516	(57.2)
Sugarcane	5,865	485	1.109.3
Cotton	1,130	1,586	(28.8)
Other	1,230	3,704	(66.8)
Total	180,915	266,712	(32.2)

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions that allow us to sow a diversified range of products. Our leased land for crops is mostly located in the Pampas region, a favorable area for crop production. The leased farms are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farms for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or sharecropping agreements with payments in kind basedon a percentage of the crops obtained or a fixed amount of tons of crops obtained or their equivalent value in Pesos. The principal advantage of leasing farms is that leases do not require us to commit large amounts of capital to the acquisition of lands but allow us to increase our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

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

Wheat seeding takes place from June to August, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to December and are harvested from February to August. Crops are available to be sold as commodities after the harvest from December to June and we usually storepart of our production until prices recover after the drop that normally takes place during the harvesting season. A major part of production, especially soybean, wheat, corn and sorghum, is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

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

During fiscal year 2020, we leased to third parties a total of 88 fields, covering 124,894 hectares, including 52,387 hectares in Brazil. Out of the total leased area 138,713 hectares were assigned to agricultural production including double crops, and 12,635 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of sharecropping agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2020	2019	2018	2017
Crops (1)	111,001	117,397	66,333	71,481
Cattle	12,635	14,135	12,635	12,635

(1) Includes BrasilAgro.

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2020 for Crops and Sugarcane activities, compared to the preceding fiscal year:

Crops

	FY 2020	FY 2019	FY 2018	YoY var 2020 vs. 2019
	(in millions of ARS )%
Revenues	11,464	6,977	5,541	64.3
Costs	(9,788)	(6,160)	(4,409)	58.9
Initial recognition and changes in the fair value of biological assets and agricultural produce	1,176	1,500	1,259	(21.6)
Changes in the net realizable value of agricultural produce	657	(43)	532	-
Gross profit	3,509	2,274	2,923	54.3
General and administrative expenses	(547)	(475)	(456)	15.2
Selling expenses	(1,553)	(859)	(1,086)	80.8
Other operating results, net	445	438	-	1.6
Profit from operations	1,854	1,378	1,381	34.5
Share of profit of associates and joint ventures	55	57	39	(3.5)
Activity profit	1,909	1,435	1,420	33.0

Sugarcane

	FY 2020	FY 2019	FY 2018	YoY var 2020 vs. 2019
	(in millions of ARS )%
Revenues	3,177	2,651	2,048	19.8
Costs	(2,993)	(2,311)	(1,948)	29.5
Initial recognition and changes in the fair value of biological assets and agricultural produce	1,243	552	625	125.2
Gross profit	1,427	892	725	60.0
General and administrative expenses	(251)	(296)	(258)	(15.2)
Selling expenses	(113)	(71)	(91)	59.2
Other operating results, net	6	(6)	-	-
Profit from operations	1,069	519	376	106.0
Activity profit	1,069	519	376	106.0

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June 2020, our cattle aggregated 84,173 heads, and we had a total surface area of 87,788 hectares of own and leased lands devoted to this business activity. In addition, we have leased to third parties 9,818 hectares assigned to these activities.

During the fiscal year ended June 30, 2020, our production was 11,783 tons, a 5.5% year-on-year increase. The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	2020	2019	2018	2017	2016
Cattle production(1)	11,783	11,173	10,751	8,061	8,205

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

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of heads of cattle for each activity:

	2020	2019	2018
Breeding stock	63,073	85,118	83,151
Winter grazing stock	10,539	13,993	10,440
Total Stock (heads)	73,612	99,111	93,591

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

Results

The following table shows this activity’s results for fiscal year 2020, compared to the preceding fiscal years:

	FY 2020	FY 2019	FY 2018	YoY var 2020 vs. 2019

	(In millions of ARS)%
Revenues	1,866	819	858	127.8
Costs	(1,622)	(725)	(749)	123.7
Initial recognition and changes in the fair value of biological assets and agricultural produce	194	(23)	(287)	-
Gross profit / (loss)	438	71	(178)	516.9
General and administrative expenses	(92)	(104)	(122)	(11.5)
Selling expenses	(115)	(67)	(96)	71.6
Other operating results, net	2	(1)	(20)	-
Profit/(loss) from operations	233	(101)	(416)	-
Activity profit/(loss)	233	(101)	(416)	-

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

In addition, in this segment we include the irrigation service we provide to our own farms leased to third parties.

Results

The following table shows this activity’s results for fiscal year 2020, compared to the preceding fiscal years:

	FY 2020	FY 2019	FY 2018	YoY var 2020 vs. 2019
	(in millions of ARS )%
Revenues	679	653	411	4.0
Costs	(273)	(270)	(111)	1.1
Gross profit	406	383	300	6.0
General and administrative expenses	(63)	(84)	(38)	(25.0)
Selling expenses	(34)	(29)	(29)	17.2
Other operating results, net	1	(3)	-	-
Profit from operations	310	267	233	16.1
Activity profit	310	267	233	16.1

Other segments

This segment includes, principally, feedlot farming, slaughtering and processing in the meat refrigeration plant; among others. The segment “Other segments” aggregate the activities Agro-industrial and Others:

Agro-industrial Activities

This activity consists in the slaughtering and processing of beef in meat packing plants.

Through our subsidiary Sociedad Anónima Carnes Pampeanas S.A. (“Carnes Pampeanas”) we own a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 12,500 cattle heads per month.

During the last years, the smaller supply of cattle has adversely affected the value chain by reducing cold-storage plant utilization. This has left several plants struggling to remain operational in view of the poor returns and shortage of raw materials. Our investment in Carnes Pampeanas has not escaped unscathed of this situation.

Results

The following table shows this activity’s results for fiscal year 2020, compared to preceding fiscal year:

	FY 2020	FY 2019	FY 2018	YoY var 2020 vs. 2019
	(in millions of ARS)%
Revenues	6,228	5,764	4,821	8.0
Costs	(5,627)	(5,354)	(4,683)	5.1
Initial recognition and changes in the fair value of biological assets and agricultural produce	10	6	(9)	66.7
Gross profit	611	416	129	46.9
General and administrative expenses	(168)	(174)	(149)	(3.4)
Selling expenses	(575)	(466)	(182)	23.4
Other operating results, net	79	31	60	154.8
Loss from operations	(53)	(193)	(242)	(72.5)
Activity loss	(53)	(193)	(242)	(72.5)

Others

This activity includes part of our investment in Futuros y Opciones (FyO), as crop trading is reflected in the Crops activity.

Results

The following table shows this activity’s results for fiscal year 2020, compared to preceding fiscal year:

	FY 2020	FY 2019	FY 2018	YoY var 2020 vs. 2019
	(in millions of ARS )%
Revenues	2,845	2,197	1,476	29.5
Costs	(1,955)	(1,321)	(989)	48.0
Gross profit	890	876	487	1.6
General and administrative expenses	(118)	(115)	(127)	2.6
Selling expenses	(219)	(224)	(149)	(2.2)
Other operating results, net	167	116	44	44.0
Profit from operations	720	653	255	10.3
Share of profit (loss) of associates and joint ventures	72	(46)	(2)	(39.0)
Activity profit	792	607	253	30.5

Corporate

This segment includes, principally, the corporative expenses related to the agricultural business.

Results

The following table shows the “Corporate” segment’s results for fiscal year 2019, compared to preceding fiscal years:

	FY2019	FY2018	FY2017	YoY var 2019 vs. 2018
	(in millions of ARS )%
Revenues	-	-	-	-
Costs	-	-	-	-
Gross profit	-	-	-	-
General and administrative expenses	(177)	(274)	(225)	(35.4)
Loss from operations	(177)	(274)	(225)	(35.4)
Segment loss	(177)	(274)	(225)	(35.4)

Futuros y Opciones.Com S.A. (FyO)

Futuros y Opciones.com’s main business is crop trading (crop brokerage, futures and options, consulting and logistic and financial services) and sale and distribution of own inputs and third-party products.

As concerns the Crops business, revenues grew thanks to the increase in invoiced volumes and prices compared to the previous fiscal year. As well as the inputs business grew by 50% compared to the previous year, due to the consolidation of the nutritional specialties business.

During fiscal year 2020, increased efforts were made in the company’s cash flow analysis, generating financial income from the investments made. The financial services provided to our clients were also increased, allowing them access to capital market tools. Net financial income also increased favorably compared to the previous year due to the effect of the devaluation.

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

AGROFY S.A.U.

Agrofy S.A.U. continued to position itself in 2020 as the leading online platform for agriculture in Argentina, Brazil, and Uruguay, doubling the flow of annual visits and contacts per month when compared to the previous year. During this fiscal year, Agrofy raised USD 23 million of new equity capital, incorporating two new strategic investors while Cresud reduced its shareholding to 22.2% and BrasilAgro was incorporated as a shareholder with 1.9% of the capital stock. During the next fiscal year we will seek to continue and consolidate Agrody’s regional expansion strategy.

Farmland Portfolio

As of June 30, 2020, we owned, together with our subsidiaries, 26 farms, with a total surface area of 629,794 hectares.

The following table sets forth our farm portfolio as of June 30, 2020:

Use of farms owned and under concession as of June 30, 2020
	Locality	Province	Date of	Surface	Main Business	Cattle	Sheep	Agriculture	Cattle(2)
			Acquisition	Area (has)	(has)		(has)	(has)	(Head)
El Recreo	Recreo	Catamarca	May ‘95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May ‘95	239,639	Cattle/ Agriculture/ Natural woodlands	40,579		18,384	39,652
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,431	Agriculture			1,409
Las Playas (1)	Idiazabal	Cordoba	May ‘97	1,534	Agriculture			1,534
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation			5,000
La Suiza	Villa Angela	Chaco	Jun ‘98	26,371	Agriculture/ Cattle	17,419		3,215	12,732
El Tigre	Trenel	La Pampa	Apr ‘03	8,360	Agriculture	240		6,535	2,316
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	6,022	Agriculture			3,965
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	101
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,566	Agriculture			4,367
San Rafael	Santa Cruz	Bolivia	Nov ‘08	2,969	Agriculture			2,824
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,340	Agriculture			1,666
Marangatu/Udra	Mariscal Estigarribia	Paraguay	Feb ‘09	59,585	Agriculture/ Natural woodlands	3,064		10,174	4,284
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	674	Natural woodlands
Establecimiento Mendoza	Finca Lavalle	Mendoza	Nov’03	9	Natural woodlands

Jatoba	Jaborandi/BA	Brazil		14,930	Agriculture	2,813		0	1,664
Alto Taquari	Alto Taquari/MT	Brazil		5,103	Agriculture			3,206
Araucaria	Mineiros/GO	Brazil		5,534	Agriculture			3,831
Chaparral	Correntina/BA	Brazil		37,182	Agriculture	0		14,350
Nova Buriti	Januária/MG	Brazil		24,212	Forestry
Preferência	Barreiras/BA	Brazil		17,799	Agriculture / Natural woodlands	6,344		134	9,116
São José	São Raimundo das Mangabeiras/MA	Brazil		17,566	Agriculture			9,101
Arrojadinho	Jaborandi/BA	Brazil		16,642	Agriculture			2,900
Rio do Meio	Correntina/BA	Brazil		12,288	Agriculture
Serra Grande	Baixa Grande do Ribeiro/PI	Brazil		4,489	Agriculture
Subtotal Owned				629,794		70,560	85,000	92,595	69,764
Agropecuaria Anta SA	Las Lajitas	Salta		132,000		2,993		26,409	1,967
Subtotal Under Concession				132,000		2,993		26,409	1,967
Total				761,794		73,553	85,000	119,004	71,731

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

Los Pozos

“Los Pozos” farm located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as soybean, sorghum and corn, among others. For the fiscal year ended June 30, 2020, we used 18,384 hectares in agricultural production. As of June 30, 2020, there were 39,652 heads of cattle in this farm.

San Nicolás

“San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2019, 5,831 hectares were planted for agricultural production, including double crops. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

“Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. It is located in the Province of Córdoba, and it is used for agricultural purposes. As of June 30, 2020, the farm had a sown surface area, including double crops, of 6,673 hectares for crop production.

La Gramilla and Santa Bárbara

These farms have a surface area of 7,072 hectares in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high-quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2019/2020 crop season, a total of 5,983 hectares were sown. We leased, in turn, 8 hectares to third parties. The remaining hectares are kept as land reserves.

La Suiza

“La Suiza” farm has, at the end of the fiscal year, a surface area of 26,380 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2020, “La Suiza” had a stock of approximately 12,732 heads of cattle. During the 2019/20 season, we used 3,215 hectares for agricultural production.

On June 29, 2018, Cresud signed the title deed with an unrelated third party of a fraction of 10,000 hectares of livestock activity of the establishment “La Suiza”. The total amount of the operation was set at USD 10 million, of which USD 3 million has been charged to date. The remaining balance of USD 7 million, guaranteed with a mortgage on the property, will be charged in 10 installments of the same amount ending in June 2023 and will accrue interest of 4.5% per annum on the balances. The accounting profit of the operation amounts to the approximate sum of ARS 238 million.

El Tigre

“El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,360 hectares. It is located in Trenel in the Province of La Pampa. As of June 30, 2020, 7,844 hectares were assigned to crop production, including double crops.

San Pedro

“San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2019/2020 crop season, 4,985 hectares were used for agricultural production, including double crops.

8 de Julio and Estancia Carmen

“8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is in the Department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. “Estancia Carmen” was acquired on September 5, 2008 and has a surface area of 10,911 hectares. It is in the Province of Santa Cruz, next to our “8 de Julio” farm.

Cactus

The feedlot has a surface area of 171 hectares. It is located in Villa Mercedes, Province of San Luis. Given its degree of urban development and closeness to the city, we decided to discontinue fattening activities in this facility.

Finca Mendoza

On March 2, 2011, the Company purchased, jointly with Zander Express S.A., a rural property composed of thirteen plots of land located in the District of Perdriel, Luján de Cuyo Department, in the Province of Mendoza. As a result of this acquisition, Cresud has become owner of a 40% undivided estate in all and each of the properties, while Zander Express S.A. holds the remaining 60%. The total agreed price for this transaction was USD 4.0 million; therefore, the amount of USD 1.6 million was payable by Cresud.

On June 8, 2017, a title deed for the sale of 262 ha was signed. The total price was USD 2.2 million. The Company has recognized a gain of ARS 11.8 million as a result of this transaction.

On April 17, 2019, we have purchased to Zander Express S.A. the 60% of the property, and the total price was USD 1.25 million. As a result of this acquisition, we have become owner of a 100% of the property.

Establecimiento Mendoza

The establishment is located north of the city of Mendoza, in the department of Lavalle. It is composed of 9 Ha, which are currently not in use and are considered land reserves.

Bolivia

Las Londras

On January 22, 2009, the bill of purchase for “Las Londras” farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2019/2020 crop season, it was used for crop production and sugarcane.

San Rafael

On November 19, 2008, the bill of purchase for “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2019/2020 crop season.

La Primavera

On June 7, 2011, we acquired “La Primavera” farm, with a surface area of approximately 2,340 hectares. During the 2019/2020 season, this farm was used for crop production and sugarcane.

Brazil (through our subsidiary Brasilagro)

Jatobá

Jatobá is a farm in the northeastern region of Brazil, with a total surface area of 14,930 hectares. Jatobá was acquired in March 2007 for BRL 33 million. We consider that this farm is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia. During the 2019/2020 season, 2,813 hectares were used for cattle production.

On June 13, 2018, the Company, through its subsidiary Brasilagro, signed a purchase contract for a total area of 9,784 hectares (7,485 are agricultural hectares) of the Establishment.

On July 31, 2018, the buyer made the payment of the first installment for BRL 225 million in accordance with the conditions set forth in the contract, obtaining the transfer of possession and enabling the recognition of the income by the Company. The remaining balance will be paid in six annual installments.

In June 2019, the Company entered into a commitment to sell 3,124 hectares of the Jatobá field. The sale price is BRL 543 million. The buyer made an initial payment of BRL 58 million and made on July 31, 2019 the cancellation of the first installment equivalent to BRL 58 million; and the balance equivalent to 563,844 soybeans bags, will be paid in six annual installments. The delivery of the possession and the result of the operation will be recognized on June 30, 2019, which represents a gain of BRL 422 million.

On July 15, 2020 BrasilAgro entered into an agreement fore the sale of 1,875 hectacres (1,500 are production acres) of the Jatobá Establishment, a rural property located in the Municipality of Jaborandi, for a purchase price of 300 bags of soybeans, equivalent to BRL 45 million. At the time of slae, the buyer made an initial payment, equivalent to BRL 5 million. In August 2020, the buyer made a second payment, equivalent to an additional BRL 3.5 million. The remaining balance of the purchase price will be paid by the purchaser in six annual installments. The book value of the Jatobá field parcel that was sold is BRL 3.7 million (acquisition cost plus investments made).

Araucária

Araucária is a farm located in the municipal district of Mineiros, in the State of Goiás, and it has a total surface area of 5,534 hectares, 3,831 of which are used for agriculture. Araucaria was acquired in 2007 for BRL 70.4 million. Before we purchased it, Araucária had been used for crop planting. The farm was transformed, and at present it is planted with sugarcane.

In May 2013, an area of 394 hectares (310 of which are used for agriculture) was sold. The sale price was BRL 10.3 million. In May 2014, the sale of 1,164 hectares was agreed for a total amount of BRL 41.3 million.

In March 2017, an area of 274 hectares was sold, of which 196 are developed and productive hectares. The price of the sale is 1,000 bags of soybeans per hectare. The Company has recognized a gain of ARS 29.9 million as a result of this transaction.

In May 2017, an area of 1,360 hectares was sold, of which 918 are developed and productive hectares. The sale price is 280 bags of soybeans per hectare. The Company has recognized a gain of ARS 37.4 million as a result of this transaction.On May 3, 2018, has been subscribed a purchase-sale ticket for the sale of a fraction of 956 hectares (660 productive) at a price of 1,208 bags of soybeans per hectare or BRL 61.6 million (BRL / ha 93,356).

Alto Taquarí

Alto Taquarí is located in the municipal district of Alto Taquarí, State of Mato Grosso, and it has a total surface area of 5,103 hectares, 3,206 of which are used for agriculture. The farm was acquired in August 2007 for BRL 33.2 million. Before we purchased it, the farm had been used for agriculture and cattle raising. Following its transformation, it is being used for sugarcane production.

On November 21, 2018, the Company, through its subsidiary Brasilagro, entered into a commitment to sell 103 hectares of the Alto Taquari field. The sale price is 1,100 bags of soybeans bags per hectare equivalent to BRL 63.4 million. The buyer made the initial payment of 22,656 soybean bags equivalent to BRL 17 million; and the balance will be paid in eight semiannual installments. The result of the operation recognized in this period was BRL 64 million.

On October 29, 2019, the Company, through its subsidiary BrasilAgro, entered into a commitment to sell 85 hectares (65 productive hectares) of the Alto Taquari Establishment, a rural property located in the municipality of Alto Taquari, for a purchase price of equivalent to BRL 5.5 million. On the closing date, the buyer made an initial payment of 14,300 bags of soybeans, equivalent to BRL 1 million. The remaining balance will be paid in four annual installments. The result of the operation recognized in this period was BRL 4 million.

On May 29, 2020, the Company, through its subsidiary BrasilAgro, entered into a commitment to sell 105 productive hectares of the Alto Taquarí field. The purchase price was 115,478 bags of soybeans, equivalent to BRL 11 million. On the closing date, the buyer made an initial payment of equivalent to BRL 1.8 million. The remaining balance will be paid in five annual installments. The result of the operation recognized in this period was BRL 8 million.

Chaparral

Chaparral is a 37,182-hectare farm, with 18,948 hectares used for agriculture. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007 for BRL 47.9 million.

Nova Buriti

Located in the municipal district of Januária, State of Minas Gerais, Nova Buriti has a surface area of 24,212 hectares. Nova Buriti was acquired in December 2007 for BRL 21.6 million. It is located in the southeastern region of Brazil and it is close to the large iron industries. At present, it is undergoing proceedings for obtaining the environmental licenses required for starting operations.

Preferencia

Preferência is located in the municipal district of Barreiras, in the State of Bahia. It has a total surface area of 17,799 hectares, 6,344 of which are used for agricultural activities. It was acquired for BRL 9.6 million in September 2008. The farm is being transformed into a pasturing area and will be later developed for agricultural purposes.

Sao José

Located in São Raimundo das Mangabeiras, in the state of Maranhão. With a total area of 17,566 hectares, of which 10,137 are destined to agricultural activity. It was acquired for a value of BRL 100 million in February 2017.

Arrojadinho

Located in Jaborandi, in the state of Bahia. With a total area of 16,642 hectares, of which 8,043 were rented for livestock activities. It was acquired in January 2020.

Rio do Meio

Located in Correntina, in the state of Bahia. With a total area of 12,288 hectares, of which 2,900 are used for agricultural activities. It was acquired in January 2020.

Serra Grande

Located in Baixa Grande do Ribeiro, in the state of Piauí. With a total area of 4,489 hectares, of which 2,904 are agricultural hectares. It was acquired in May 2020.

Paraguay (through our subsidiary Brasilagro)

Marangatú / Udra

We own, through BrasilAgro, the “Marangatú/UDRA” farms, located in Mariscal José Félix Estigarribia, Department of Boquerón, Paraguayan Chaco, Republic of Paraguay, totaling 59,585 hectares, out of which 10,174 hectares have been allocated to agricultural production, 3,064 hectares to cattle production and 1,612 hectares were leased to thir parties.

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

Customers

For the fiscal year 2020, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 300 customers. Sales to our ten largest customers represented approximately 45% to 50% of our net sales. Some of these customers included Cargill, FASA, Bunge Alimentos S.A. and GLENCORE. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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

The Secretary of Agriculture, Livestock, Fishing and Food Products granted to our subsidiary Sociedad Anónima Carnes Pampeanas up to 1,420 tons to export beef under the Cuota Hilton for the July 2019-June 2020 period.

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

On November 28, 2007, the Argentine Congress passed a law known as the Forest Law which sets minimum standards for the conservation of native forests and incorporates minimum provincial expenditures to promote the protection, restoration, conservation and sustainable use of native forests. The Forest Law prevents landowners, including owners of native forests, from deforesting or converting forested areas into non-forested land for other commercial uses without prior permission from each local government that gives the permit and requires the preparation, assessment and approval of an environmental impact report. The Forest Law also provides that each province should adopt its own legislation and regional regulation map within a term of one year. Until such provincial implementation is carried into effect, no new areas may be deforested. In addition, the Forest Law also establishes a national policy for sustainableuse of native forests and includes the recognition of native communities and aims to provide preferential use rights to indigenous communities living and farming near the forest. In case a project affects such communities, the relevant provincial authority may not issue permits without formal public hearings and written consent of the communities.

Besides, the Rules issued by the CNV provide that publicly traded companies whose corporate purpose includes environmentally hazardous activities should report to their shareholders, investors and the general public their compliance with the applicable environmental laws and risks inherent to such activities, so as to be able to reasonably assess such hazards.

Our activities are subject to a number of national, provincial and municipal environmental regulations. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to redress it as provided by applicable law. The authorities shall protect this right, the rational use of natural resources, the preservation of the natural and cultural heritage andof biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection and Provincial and Municipal Governments shall determine specific standards and issue the applicable regulations.

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

Other

Most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. The Argentine Civil and Commercial Procedural Code enables the lessor to pursue collection of outstanding rental payments through an “executory proceeding” upon lessee’s payment default. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings, the origin of the debt is not under discussion; the trial focuses on the formalities of debt instrument itself. The Procedural Code also permits special eviction proceedings, which are carried out in the same wayas ordinary proceedings. The Argentine Civil and Commercial Code requires that a notice be given to the tenant demanding payment of the amounts due in the event of breach prior to eviction, of no less than ten days for leases for residential purposes, andestablishes no limitation or minimum notice for leases for other purposes. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

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

Sales and Ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the new Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to built units or units to be built under this regime, theowner is required to purchase insurance in favor of prospective purchasers against the risk of frustration of the operation pursuant to the agreement for any reason. A breach of this obligation prevents the owner from exercising any right against the purchaser – such as demanding payment of any outstanding installments due – unless he/she fully complies with his/her obligations, but does not prevent the purchaser from exercising its rights against seller.

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

In addition, the Consumer Protection Law imposes penalties ranging from warnings to fines from ARS 100 to ARS 5,000,000, the seizure of merchandise, closing down of establishments for a term of up to thirty (30) days, suspension of up to 5 years in the State suppliers register, the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party was entitled. These penalties may be imposed separately or jointly.

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

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS 812,000,000, we are required to notice to the CNDC of any concentration provided for by the Antitrust Law; provided that no exception to the notice requirement under the Antitrust Law is applicable.

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

Urban Properties and Investments Business (through our subsidiary IRSA)

As of June 30, 2020, our investment in IRSA’s common shares amounts to 62.1%.

The following information corresponds to data of the segments extracted from our subsidiary IRSA’s Annual Report and Financial Statements as of June 30, 2020.

The revenue figures for fiscal year 2018 described in the different tables correspond to the twelve-month period reported in IRSA’s Financial Statements.

Description of main operations

Operation Center in Argentina.

Shopping Malls

As of June 30, 2020, IRSA owned, through its subsidiary IRSA CP, a majority interest in and operated, a portfolio of 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

The shopping malls IRSA operates comprise a total of 333,062 square meters of GLA (excluding certain spaces occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping malls, as reported by retailers, were ARS 69,965 million for fiscal year 2020 and ARS 94,436 million for fiscal year 2019, a decrease of 25.9% in real terms (+6.7% in nominal terms). The greatest impact of this drop was evidenced in the fourth quarter of the yearbecause of the closure of operations due to the lockdown decreed in Argentina on March 20, 2020 as a consequence of COVID19. Tenant sales at our shopping malls are relevant to our revenues and profitability because it is an important factor in determining rent our tenants pay. Sales also affect tenant’s overall occupancy costs as a percentage of that tenant’s sales.

The following table shows certain information about IRSA, through its subsidiary IRSA CP’s shopping malls as of June 30, 2020:

Shopping malls	Date ofacquisition/development	Location	GLA(sqm)(1)	Numberof stores	Occupancyrate(2)	Ourownershipinterest(3)	Rental revenue
					(%)	(%)	(in million of ARS)
Alto Palermo	Dec-97	City of Buenos Aires	18,655	136	91.9	100.0	997
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,760	164	94.9	100.0	854
Alto Avellaneda	Dec-97	Buenos Aires Province	38,330	125	97.4	100.0	600
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	97.3	100.0	532
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	91.4	100.0	308
Dot Baires Shopping	May-09	City of Buenos Aires	48,805	167	74.6	80.0	653
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,156	79	97.1	100.0	248
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	93.8	90,0	459
Alto Noa Shopping	Mar-95	City of Salta	19,313	85	99.0	100.0	185
Alto Rosario Shopping(4)	Nov-04	City of Rosario	33,681	142	97.2	100.0	520
Mendoza Plaza Shopping	Dec-94	City of Mendoza	43,313	129	97.8	100.0	295
Córdoba Shopping	Dec-06	City of Córdoba	15,361	104	95.4	100.0	177
La Ribera Shopping	Aug-11	City of Santa Fé	10,530	68	99.0	50.0	59
Alto Comahue	Mar-15	City of Neuquén	11,702	95	96.2	99.9	377
Patio Olmos(5)	Sep-07	City of Córdoba	—	—	—	—	—
Total			333,062	1,562	93.2		6,263

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (which represents 3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
 (6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party and does not include the rental revenues of Patio Olmos, for more details see “Accumulated rental income”.

The following table shows information about IRSA, through its subsidiary IRSA CP’s expansions and future expansions on current assets as of June 30, 2020:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo Adjoining Plot	100	3,900	City of Buenos Aires
Subtotal current expansions		3,900
Other future expansions(1)		98,055
Subtotal future expansions		98,055
Total Shopping Malls		101,955
Patio Bullrich - Offices / Hotel	100	10,000	City of Buenos Aires
Philips Building	100	20,000	City of Buenos Aires
Subtotal future expansions		30,000
Total offices		30,000

Total expansions		131,955
(1)
Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa, Alto Rosario, Mendoza, Córdoba y La Ribera Shopping

Rental income

The following table sets forth total rental income for each of IRSA, through its subsidiary IRSA CP’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2020	2019	2018
	(in millions of ARS )
Alto Palermo	997	1,408	1,515
Abasto Shopping	854	1,312	2,040
Alto Avellaneda	600	943	1,059
Alcorta Shopping	532	693	735
Patio Bullrich	308	403	425
Dot Baires Shopping	653	1,111	1,087
Soleil Premium Outlet	248	367	385
Distrito Arcos	459	632	620
Alto Noa Shopping	185	248	279
Alto Rosario Shopping	520	683	732
Mendoza Plaza Shopping	295	410	449
Córdoba Shopping Villa Cabrera	177	246	272
La Ribera Shopping(2)	59	87	92
Alto Comahue	377	419	361
Subtotal	6,263	8,960	10,053
Patio Olmos (3)	7	10	10
Adjustments and eliminations (4)	(336)	(430)	(313)
Total	5,935	8,541	9,750
(1)
Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)
Through our joint venture Nuevo Puerto Santa Fé S.A.
(3)
IRSA CP owns the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.
(4)
Includes indirect incomes and eliminations between segments. In 2019 and 2018, revenue from Buenos Aires Design are included. End of concession December 5, 2018.
The following table sets forth IRSA ’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2020	2019	2018
	(in millions of ARS)
Base rent	3,128	4,780	5,623
Percentage rent	1,471	1,779	1,863
Total rent	4,599	6,559	7,486
Non-traditional advertising	184	222	245
Revenues from admission rights	903	1,051	1,162
Fees	105	118	138
Parking	296	473	571
Commissions	155	321	429
Other	21	216	22
Subtotal(1)	6,263	8,960	10,053
Patio Olmos	7	10	10
Adjustments and eliminations(2)	(336)	(430)	(313)
Total	5,935	8,541	9,750

(1)
Does not include Patio Olmos

(2)
Includes indirect incomes and eliminations between segments. In 2019 and 2018, revenues from Buenos Aires Design are included. End of concession December 5, 2018.

Tenant retail sales

For the 2020 fiscal year, IRSA, through its subsidiary IRSA CP’s shopping mall tenants’ sales reached ARS 69,965 million, a decrase of 25.9% in real terms compared to the previous fiscal year (+6,7% in nominal terms).

Tenant sales at the shopping malls located in the City of Buenos Aires and Greater Buenos Aires recorded year-on-year decreases of 26.9% in real terms (+5.0% in nominal terms), up from ARS 65,404 million to ARS 47,805 million during fiscal year 2020, whereas shopping malls in the interior of Argentina decreased approximately 23.7% in real terms (+10.4% in nominal terms) in comparison with the previous fiscal year, from ARS 29,032 million to ARS 22,160 million during fiscal year 2020.

The following table sets forth the total retail sales of IRSA, through its subsidiary IRSA CP’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30,(1)
	2020	2019	2018
	(in millions of ARS)
Alto Palermo	8,537	11,585	12,803
Abasto Shopping	8,681	12,287	14,441
Alto Avellaneda	7,671	11,019	13,892
Alcorta Shopping	5,090	6,535	6,999
Patio Bullrich	3,463	4,293	3,880
Buenos Aires Design (1)	-	562	1,785
Dot Baires Shopping	6,819	9,416	11,948
Soleil Premium Outlet	3,543	5,056	5,664
Distrito Arcos	4,001	4,651	4,669
Alto Noa Shopping	3,473	4,172	5,039
Alto Rosario Shopping	7,230	9,286	10,359
Mendoza Plaza Shopping	5,643	7,402	8,743
Córdoba Shopping Villa Cabrera	2,226	3,029	3,582
La Ribera Shopping(2)	1,476	2,167	2,623
Alto Comahue	2,112	2,976	3,260
Total	69,965	94,436	109,687
(1) Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.
(2) End of concession term was December 5, 2018
(3) Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of IRSA, through its subsidiary IRSA CP’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30,(1)
	2020	2019	2018
	(in millions of ARS )
Department Store	3,724	5,111	6,290
Clothes and footwear	38,273	52,475	57,220
Entertainment	2,147	3,166	3,404
Home and decoration	1,431	2,097	3,071
Home Appliances	7,890	10,577	12,094
Restaurants	9,999	11,838	12,955
Miscellaneous	804	1,127	1,183
Services	5,697	8,045	13,470
Total	69,965	94,436	109, 687

(1) Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of IRSA, through its subsidiary IRSA CP’s shopping malls expressed as a percentage of gross leasable area of each shopping mall for the fiscal years indicated:

	As of June 30,
	2020	2019	2018
	(%)

Alto Palermo	91.9	99.1	99.5
Abasto Shopping	94.9	98.7	99.1
Alto Avellaneda	97.4	98.6	98.9
Alcorta Shopping	97.3	97.9	99.8
Patio Bullrich	91.4	93.5	97.1
Dot Baires Shopping	74.6	74.5	99.5
Soleil Premium Outlet	97.1	99.0	97.7
Distrito Arcos	93.8	99.4	99.7
Alto Noa Shopping	99.0	99.5	96.8
Alto Rosario Shopping	97.2	99.6	99.5
Mendoza Plaza Shopping	97.8	97.3	98.3
Córdoba Shopping Villa Cabrera	95.4	99.3	100.0
La Ribera Shopping	99.0	94.6	94.9
Alto Comahue	96.2	96.2	94.4
Total (1)	93.2	94.7	98.5
(1)
As of June 30, 2020, the occupancy rate decreased mainly due to 12,600 square meters vacancy generated by Walmart in Dot Baires Shopping. Excluding this effect, the occupancy would have been 96.0%.

(2)
 Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the fiscal years indicated:

	For the fiscal years endedJune 30,(1)
	2020	2019	2018
	(in ARS)
Alto Palermo	35,535	51,660	57,623
Abasto Shopping	16,174	25,185	33,820
Alto Avellaneda	11,578	19,337	22,859
Alcorta Shopping	22,764	30,582	33,119
Patio Bullrich	17,853	23,435	24,777
Dot Baires Shopping	8,976	13,309	15,122
Soleil Premium Outlet	12,702	19,764	21,717
Distrito Arcos	25,057	36,348	36,592
Alto Noa Shopping	8,143	10,871	12,805
Alto Rosario Shopping	12,020	16,428	18,233
Mendoza Plaza Shopping	5,530	7,883	9,116
Córdoba Shopping Villa Cabrera	9,058	13,070	14,876
La Ribera Shopping	4,523	6,814	7,616
Alto Comahue	30,634	29,567	35,969

(1) Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leaseable square meters. Does not include revenues from Patio Olmos.

Lease expirations(1)(2)

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2020, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2020
Agreements’ Expiration	Number ofagreements(1)	Square meters to expire	Due toexpire(%)	Total leasepayments(in millions of ARS)(3)	Agreements(%)
Vacant Stores	113	22,684	6.8
Expired in-force	246	53,600	16.1	486	18.4
As of June 30, 2021	424	68,355	20.5	763	28.9
As of June 30, 2022	383	48,719	14.6	589	22.3
As of June 30, 2023	278	38,916	11.7	418	15.8
As of June 30, 2024 and subsequent years	118	100,788	30.3	383	14.5
Total	1,562	333,062	100.0	2,639	100.0
(1) Includes vacant stores as of June 30, 2020. A lease may be associated with one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) The amount expresses the annual base rent as of June 30, 2020 of agreements due to expire.

Five largest tenants of the portfolio

The five largest tenants of the portfolio (in terms of sales) account for approximately 16.6% of their gross leasable area as of June 30, 2020 and represent approximately 9.8% of the annual basic rent for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	Gross Leaseable Area	Gross Leaseable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	7.5	10,771	3.2
Falabella	Department store	5.4	28,892	8.7
Nike	Clothes and footwear	4.0	7,610	2.3
Fravega	Home appliances	3.2	3,524	1.1
Mc Donald’s	Restaurant	2.5	4,400	1.3
Total		22.5	55,197	16.6

New leases and renewals

The following table shows certain information about IRSA, through its subsidiary IRSA CP’s, leases agreement as of June 30, 2020:

	Number ofagreements renewed	Annualbase rent(in millions of ARS)	Annualadmissionrights(in millions of ARS)	Average annual baserent per sqm (ARS)		Number of non-renewedagreements(1)	Non-renewedagreements(1)annualbase rent amount (in millions of ARS )
Type of business				New andrenewed	Formeragreements
Clothing and footwear	268	478	95	12,781	10,103	578	1,122
Restaurant	72	107	15	13,466	11,877	130	226
Miscellaneous(2)	56	112	26	6,741	25,798	147	318
Home	32	61	8	8,484	9,762	54	128
Services	28	47	4	8,636	10,927	12	59
Entertainment	11	19	0	1,224	1,455	14	73
Supermarket	1	5	0	1,222	2,950	1	9
Total	468	829	148	7,057	8,123	936	1,935
(1) Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2) Miscellaneous includes anchor store.

Principal Terms of our Leases

Under the Civil and Commercial Code of Argentina, the term of the locations cannot exceed twenty years for the residential destination and fifty years for the other destinations.

Leasable space in our shopping malls is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate broker Fibesa S.A., or “Fibesa.” We use a standard lease agreement for most tenants at our shopping malls, the terms and conditions of which are described below. However, our largest or “anchor” tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 3% and 12% of tenant’s gross sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 18% and 28% on a semi-annually and cumulative basis from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we will be able to enforce such clauses contained in our lease agreements. These terms and conditions have not been applied during a period when the shopping malls remained closed due to the Social, Preventive and Mandatory Isolation decreed by the government of Argentina as a result of the novel COVID-19 virus since IRSA CP decided to defer the billing and collection of the Base Rent until September 30, 2020, with some exceptions and IRSA CP alsos suspended collection of the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants.

In addition to rent, we charge most of our tenants an admission right, which must be paid upon execution of the lease agreement and upon its renewal. The admission right is normally paid as a lump sum or in a small number of monthly installments. If the tenants pay this fee in installments, the tenants are responsible for paying the balance of any such unpaid amount if they terminate the lease prior to its expiration. In the event of unilateral termination and/or resolution for breach by the tenants, tenants will not be refunded their admission payment without our consent. We lease our stores, kiosks and spaces in our shopping malls through our wholly-owned subsidiary Fibesa. We charge our tenants a fee for the brokerage services, which usually amounts to approximately three months of the Base Rent plus the admission right.

We are responsible, except in the mall Distrito Arcos, for providing each unit within our shopping malls with electricity, a main telephone switchboard, central air conditioning and a connection to a general fire detection system. We also provide the food court tenants with sanitation and with gas systemsconnections. In Distrito Arcos, the connections are managed by the tenants. Each tenant is responsible for completing all necessary installations within its rental unit, in addition to paying direct related expenses, including electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total expenses and general taxes related to common areas. We determine this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to draw consumer traffic to our shopping malls. These activities are paid for with the tenants’ contributions to the Collective Promotion Fund, or “CPF,” which is administered by us. Tenants are required to contribute 15% of their rent (Base Rent plus Percentage Rent) to the CPF. We may increase the percentage tenants must contribute to the CPF with up to 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s preceding monthly lease payment.

Each tenant leases its rental unit as a shell without any fixtures and is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to charge the tenant for all costs incurred in remodeling the rental units andfor removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must cover, among other things, damage caused by fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Insurance

IRSA and our subsiadiary IRSA CP carry all-risk insurance for the shopping malls and other buildings covering property damage caused by fire, terrorist acts, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. IRSA and our subsiadiary IRSA CP are in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. IRSA CP’s and our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, which loss was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. IRSA and our subsiadiary IRSA CP also maintain liability insurance covering the liability of our directors and corporate officers.

Control Systems

IRSA CP has computer systems equipped to monitor tenants’ sales (except stands) in all of its shopping malls. IRSA CP also conduct regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in its shopping malls has a point of sale that is linked to our main server. IRSA CP uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server. During this fiscal year, we signed an agreement to renew our payment terminals with contactless technology (Clover).

Competition

IRSA is the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of gross leaseable area and number of rental properties. Given that most of our shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, our targeted areas, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on our ability to lease space in our shopping malls and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with us in areas through the development of new shopping malls. Our principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2020.

Entity	Shopping malls	Location	GLA	Marketshare(1)
				(%)
IRSA CP	Alto Palermo	City of Buenos Aires	18,655	1.44
Abasto Shopping(2)		City of Buenos Aires	36,760	2.83
Alto Avellaneda		Province of Buenos Aires	38,330	2.95
Alcorta Shopping		City of Buenos Aires	15,725	1.21
Patio Bullrich		City of Buenos Aires	11,396	0.88
Dot Baires Shopping(4)		City of Buenos Aires	48,805	3.75
Soleil		Province of Buenos Aires	15,156	1.17
Distrito Arcos		City of Buenos Aires	14,335	1.10
Alto Noa(2)		City of Salta	19,313	1.49
Alto Rosario(3)		City of Rosario	33,681	2.59
Mendoza Plaza		City of Mendoza	43,313	3.33
Córdoba Shopping		City of Córdoba	15,361	1.18
La Ribera Shopping		City of Santa Fe	10,530	0.81
Alto Comahue		City of Neuquén	11,702	0.90
Subtotal			333,062	25.62
Cencosud S.A.			277,203	21.33
Other operators			689,587	53.05
Total			1,299,852	100.00
(1) Corresponding to gross leaseable area in respect of total gross leaseable area. Market share is calculated dividing sqm over total sqm.
(2) Does not include Museo de los Niños (3,732 sqm).
(3) Does not include Museo de los Niños (1,261 sqm).
(4) Our interest in PAMSA is 80%:
Source: Argentine Chamber of Shopping Centers.

Seasonality

IRSA CP’s business is directly related with seasonality, affecting the level of our tenants’ sales. During summer holidays (January and February) our tenants’ sales reach their minimum level, whereas during winter holidays (July) and in December (Christmas) they reach their maximum level. Clothing stores generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Sales at discount prices at the end of each season are also one of the main sources of impact on our business.

Offices

According to Colliers International, as of June 30, 2020, the A+ and A office inventory decreased compared to 2019 to 1,827,742 sqm. The vacancy rate was steady at approximately 11.2% during the second quarter of 2020. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with robust values.

Compared to the previous quarter, the Premium Offices prices decreased in the order of USD 24.3 per square meter compared to the previous quarter, and showed the same period last year, which was USD 25.3 per square meter. Theprices for A+ properties were USD 27.39 per square meter for the second quarter of 2020. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of USD 33.0. Likewise, the industry reported a 3.0% decreased in rental prices for A properties compared to the first quarter of 2020, reaching an average of USD 22.06 per square meter, in which the North zone of Ciudad de Buenos Aires reach the higher prices, reaching USD 30.7 per square meter.

Management of office buildings

IRSA generally acts as the manager of the office properties in which we own an interest. We typically own the entire building or a substantial number of floors in the building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, we handle services such as security, maintenance and housekeeping, which are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that have not been leased, if any, for which we bear the cost. We market our leasable area through commissioned brokers or directly by us.

Leases

IRSA usually leases our offices by using contracts with an average term between three to ten years. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding IRSA, through its subsidiary IRSA CP’s office buildings, as of June 30, 2020:

	Date ofacquisition/development	GLA (sqm)(1)	Occupancy rate(2)	Ownership interest	Total rental incomefor the fiscal yearendedJune 30, 2020
			(%)	(%)	(in thousands of ARS)
Offices
AAA & A buildings
República Building	Dec-14	19,885	86.9	100	433,254
Bankboston Tower(5)	Dec-14	14,865	96.4	100	324,165
Intercontinental Plaza(3)	Dec-14	2,979	100.0	100	40,421
Bouchard 710(6)	Dec-14	15,014	92.5	100	371,835
Dot Building	Nov-06	11,242	84.9	80	232,468
Zetta	Jun-19	32,173	97.5	80	760,908
Total AAA & A buildings		96,158	93.0		2,163,051
B buildings
Philips	Jun-17	8,017	82.7	100	74,172
Suipacha 652/64	Dec-14	11,465	31.2	100	39,010
Total B buildings		19,482	52.4		113,182
Total Offices		115,640	86.1		2,276,232
Other rental properties(4)					74,980
Total Offices and Others					2,351,212
(1) Corresponds to the gross leasable area of each property as of June 30, 2020. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of June 30, 2020.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Includes rental income from all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665 and San Martin Plot)
(5) On July 15, 2020, our subsidiary IRSA CP sold one floor and five parking spaces, on August 26, 2020, it sold five floors and twenty five parking spaces, on November 5, 2020, it sold four floor and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale - Signature of a Purchase ticket regarding Boston Tower floor with possession”.
(6) On July 30, 2020, IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale”

 Occupancy rate

The following table shows our offices occupancy percentage(1) as of the end of fiscal years ended June 30:

	Occupancy rate (1)
	As of June 30,
	2020	2019	2018
	(%)
Offices:
República Building	86.9	95.2	98.4
Bankboston Tower (2)	96.4	93.5	85.6
Intercontinental Plaza	100.0	100.0	100.0
Bouchard 710(3)	92.5	100.0	100.0
Suipacha 652/64	31.2	44.6	86.2
DOT Building	84.9	100.0	100.0
Philips Building	82.7	45.7	69.8
Zetta Building	97.5	97.5	-
Total	86.1	88.3	92.3
(1)
Leased square meters pursuant to lease agreements in effect as of June 30, 2020, 2019 and 2018 over gross leasable area of offices for the same fiscal years.
(2)
On July 15, 2020, our subsidiary IRSA CP sold one floor and five parking spaces, on August 26, 2020, our subsidiary IRSA CP sold five floors and twenty five parking spaces, on November 5, 2020, it sold four floor and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces . For more information, see “Recent Developments – Boston Tower Floor’s sale - Signature of a Purchase ticket regarding Boston Tower floor with possession”.
(3)
On July 30, 2020, our subsidiary IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale”.

Annual average income per surface area as of June 30, 2020, 2019 and 2018(1):
	Income per square meter (1)
	As of June 30,
	2020	2019	2018
	(ARS/sqm)
República Building	25,072	23,464	16,395
Bankboston Tower(2)	22,622	24,072	17,205
Intercontinental Plaza	13,569	15,399	17,127
Bouchard 710(3)	26,774	24,500	20,422
Suipacha 652/64	10,905	22,329	8,677
Dot Building	24,356	19,992	14,437
Philips Building	11,187	25,792	7,188
Zetta Building	24,257	15,925	-
(1)
Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.
(2)
On July 15, 2020, our subsidiary IRSA CP sold one floor, five parking spaces and on August 26, 2020, our subsidiary IRSA CP sold five floors and twenty five parking spaces, on November 5, 2020, it sold four floor and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces . For more information, see “Recent Developments – Boston Tower Floor’s sale - Signature of a Purchase ticket regarding Boston Tower floor with possession”.
(3)
On July 30, 2020, our subsidiary IRSA CP sold the entire building. For more information see: "Recent Developments - Bouchard 710 Building sale"

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2020:

Building	Number of lease agreements (1)(5)	Annual rental price(In million of Ars) (2)	Rental price per new and renewed sqm (3)	Rental price per previous sqm (ARS) (3)	Number of lease agreements not renewed	Lease agreements not renewed Annual rental price (In million of ARS) (4)
Bouchard 710(6)	-	-	-	-	1	14
Bankboston Tower(7)	2	34	1,891	1,933	-	-
Republica Building	3	133	1,703	1,777	2	25
DOT Building	1	17	882	851	-	-
Philips Building	3	35	896	-	-	-
Suipacha 664	1	25	1,046	1,046	-	-
Total Offices	10	244	1,369	1,206	3	39
(1)
Includes new and renewed lease agreements executed in FY 2019.
(2)
Lease agreements in U.S. dollars converted to Pesos at the exchange rate prevailing in the first effective month of the agreement, multiplied by 12 months.
(3)
Monthly value.
(4)
Lease agreements in U.S. dollars converted to Pesos at the exchange rate prevailing in the last effective month of the agreement, multiplied by 12 months.
(5)
It does not include lease agreements over parking spaces, antennas or terrace area.
(6)
On July 30, 2020, our subsidiary IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale”
(7)      On July 15, 2020, our subsidiary IRSA CP sold one floor and five parking spaces, on August 26, 2020, our subsidiary IRSA CP sold five floors and twenty five parking spaces, on November 5, 2020, it sold four floor and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale - Signature of a Purchase ticket regarding Boston Tower floor with possession”.

The following table sets forth the schedule of estimated lease expirations for IRSA’s offices and other properties for leases in effect as of June 30, 2020. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Expiration year	Number ofleases dueto expire(1)	Square meters ofleases due toexpire (sqm) (3)	Square meter ofleases due toexpire(%)	Annual rentalincome amountof leases due toexpire(in million ofARS)(2)	Annual rentalincome amountof leases toexpire(%)
As of June 30, 2020	4	9,454	9	57	3
As of June 30, 2021	22	24,983	25	679	33
As of June 30, 2022 and thereafter	33	65,149	65	1,345	65
Total	59	99,586	100	2,081	100
(1)
Includes offices with leases that have not been renewed as of June 30, 2020.
(2)
It does not include square meters used by IRSA CP.
(3)
It does not include square meters or revenues from parking spaces.

Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at June 2020, overnight stays at hotel and parahotel establishments were estimated at 0.54 million, 98.2% shorter than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 97.9% and 99.2%, respectively. Total travelers who stayed at hotels during June were 0.54 million, a 98.2% decrease compared to the same month the previous year. The number of resident and nonresident travelers decreased by 97.9% and 99.2%, respectively. The Room Occupancy Rate in june was 89.0%, showing a sharp decrease compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 98.2%, which represents a sharp decrease compared to June 2019.

Hotels segment has also been affected by the social, preventive, and mandatory isolation decreed by the Argentine government as of March 20, 2020, together with the closure of borders and the arrival of tourism. The Libertador hotel in the city of Buenos Aires and Llao Llao hotal in the province of Río Negro have been temporarily closed since that date and there is no certainty about their reopening and the reactivation of the sector; in turn, the Intercontinental Hotel in the City of Buenos Aires is working only under a contingency and emergency plan.

At the moment, there are no certainties about the opening of the social, preventive and mandatory isolation that motivates the reactivation of the sector. The perspectives of slow normalization and reopening place us at the end of the year or the beginning of next year.

Future confirmations on the relaxation of social isolation, the opening of airports for national and international flights, land borders and normal interprovincial traffic will contribute to the slow normalization. With the reopening, an initial occupancy is expected, oscillating between 5% and 15%, growing gradually.

The crisis in the sector has motivated palliative measures by national and provincial authorities, necessary measures that partially contribute to sustainability. In a complementary way, the management of each one of the hotels makes its best efforts to adapt operationally to the context.

During fiscal year 2020, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding IRSA’s luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (%)(1)	Average Price per Room ARS (2)	Fiscal Year Sales as of June 30 (in millions of ARS)
						2020	2019	2018
Intercontinental(3)	11/01/1997	76.34%	313	53.1	7,925	721	1,049	549
Libertador (4)	03/01/1998	100%	200	37.2	5,921	252	591	324
Llao Llao (5)	06/01/1997	50.00%	205	43.3	19,072	1,049	1,313	699
Total			718	45.9	10,254	2,022	2,953	1,572
(1)
Accumulated average in the twelve-month period.
(2)
Accumulated average in the twelve-month period.
(3)
Through Nuevas Fronteras S.A.
(4)
Through Hoteles Argentinos S.A.U.
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

Hotel Intercontinental, City of Buenos Aires

In November 1997, IRSA acquired 76.34% of the Hotel Intercontinental. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Montserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 23.66% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 313 rooms.

 Hotel Libertador, City of Buenos Aires

In March 1998 IRSA acquired 100% of the Sheraton Libertador Hotel from Citicorp Equity Investment for an aggregate purchase price of USD23 million. In March 1999, we sold a 20% interest in the Sheraton Libertador Hotel for USD4.7 million to Hoteles Sheraton de Argentina.

During the fiscal year 2019, we acquired 20% of the shares of Hoteles Argentinos S.A.U. (“HASAU”), reaching 100% of the capital stock of HASAU and beginning to operate the hotel directly under the name “Libertador”. The hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro

On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., IRSA acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was USD 7 million, of which USD 4.2 million were paid in cash and the balance of USD 2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of USD 0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

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

In fiscal year ended June 30, 2020, revenues from the development and sale of properties from the Operations Center in Argentina segment amounted to ARS 783 million, compared to ARS 210 million posted in the fiscal year ended June 30, 2019.

Construction and renovation works on our residential development properties are performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, we receive finished square meters for commercialization, without taking part in the construction works.

The following table shows information about IRSA, through its subsidiary IRSACP’s land reserves as of June 30, 2020:

	Ownership Interest (%)	Date of acquisition	Land Surface (sqm)	Buildable surface (sqm)	GLA (sqm)	Salable Surface (sqm)	Book Value (in millions of ARS)

RESIDENTIAL - BARTER AGREEMENTS
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires(6)	100	Jul-96	—	—	—	1,461	65
Total Intangibles (Residential)			—	—	—	1,461	65

LAND RESERVES:
Catalinas - City of Buenos Aires(4)(5)	100	May-10	3,648	58,100	28,051	—	—
Subtotal offices			3,648	58,100	28,051	—	—
Total under Development			3,648	58,100	28,051	—	—
UOM Luján - Buenos Aires	100	May-08	1,160,000	464,000	—	—	960
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires	50	May-11	159,996	500,000	—	—	2,750
La Plata - Greater Buenos Aires	100	Mar-18	78,614	116,552	—	—	936
Caballito plot - City of Buenos Aires	100	Jan-99	23,791	86,387	10,518	75,869	3,153
Subtotal Mixed-uses			1,422,401	1,166,940	10,518	75,869	7,799
Coto Abasto air space - City of Buenos Aires(2)	100	Sep-97	—	21,536	—	16,385	34
Córdoba Shopping Adjoining plots - Córdoba(2)	100	Jun-15	8,000	13,500	—	2,160	33
Neuquén - Residential plot - Neuquén(2)	100	Jun-99	13,000	18,000	—	18,000	80
Subtotal residential			21,000	53,036	—	36,545	147
Polo Dot commercial expansion – City of Buenos Aires	80	Nov-06	—	—	15,940	—	1,367
Paraná plot - Entre Ríos (3)	100	Aug-10	10,022	5,000	5,000	—	—
Subtotal retail			10,022	5,000	20,940	—	1,367
Polo Dot - Offices 2 & 3 - City of Buenos Aires	80	Nov-06	12,800	—	38,400	—	2,627
Intercontinental Plaza II - City of Buenos Aires	100	Feb-98	6,135	—	19,598	—	1,075
Córdoba Shopping adjoining plots - Córdoba(2)	100	Jun-15	2,800	5,000	5,000	—	25
Subtotal offices			21,735	5,000	62,998	—	3,727
Total future developments			1,475,158	1,229,976	94,456	112,414	13,040
Other land reserves(1)			1,899	—	7,297	262	1,363
Total land reserves			1,477,057	1,229,976	101,753	112,676	14,403
(1)
Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Condominios del Alto II, Ocampo parking spaces, DOT adjoining plot and Mendoza shopping adjoining plot.
(2)
These land reserves are classified as Trading Properties, therefore, their value is maintained at historical cost. The rest of the land reserves are classified as Investment Property, valued at market value.
(3)
Sign of the deeds pending subject to certain conditions.
(4)
The sale agreements for 86.93% of the property under development have been signed between IRSA and IRSA CP and the remaining units have been sold to Globant, also through an agreement. The deed of sale with both entities has not yet been signed. The aforementioned fair value corresponds only to the land.
(5)
On June 10, 2020, IRSA CP informed with an unrelated third party the assignment and transfer of the right to deed with delivery of possession of two floors of medium height of the tower under construction "200 Della Paolera" located in the Catalinas district of the Autonomous City of Buenos Aires for a total area of approximately 2,430 m2 and 16 parking units located in the building.
(6)
Classified as Intangible Assets, therefore, their value is kept at historical cost.

The following table shows information about IRSA, through its subsidiary IRSACP’s expansions on its current assets as of June 30, 2020:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo Adjoining Plot	100	3,900	City of Buenos Aires
Subtotal current expansions		3,900
Other future expansions(1)		98,055
Subtotal future expansions		98,055
Total Shopping Malls		101,955
Patio Bullrich - Offices / Hotel	100	10,000	City of Buenos Aires
Philips Building	100	20,000	City of Buenos Aires
Subtotal future expansions		30,000
Total offices		30,000

Total expansions		131,955

The following chart shows information about IRSA’s land reserves as of June 30, 2020:

	IRSA's Interest	Date of acquisition	Land surface (sqm)	Buildable surface (sqm)	Saleable surface (sqm)	Book Value (ARS millions)

LAND RESERVES
La Adela - Buenos Aires(3)	100%	8/1/2014	9,868,500	3,951,227	-	1,367
Puerto Retiro - BA City (1)	50%	5/18/1997	82,051	246,153	-	-
Solares Santa María - BA City(3)	100%	7/10/1997	716,058	716,058	-	19,977
Subtotal Mixed-uses			10,666,609	4,913,438	-	21,344
Caballito Block 35 -BA City (4)	100%	10/22/1998	9,879	57,192	30,064	394
Zetol – Uruguay (4)	90%	6/1/2009	-	-	64,080	310
Vista al Muelle – Uruguay (4)	90%	6/1/2009	-	-	60,360	266
Subtotal Residential			9,879	57,192	154,504	970
Total Future Developments			10,676,488	4,970,630	154,504	22,314
Another Land Reserves (2)(3)(4)			5,249,941	-	4,713	454
Total Land Reserves			15,926,429	4,970,630	159,217	22,768

(1)
This landplot is under judicial litigation and it is fully allowanced.
(2)
Includes Pilar R8 Km 53, Pontevedra, Mariano Acosta, Merlo and San Luis plot, and Llao Llao plot.
(3)
These properties (La Adela, Solares Santa María, Pilar R.8 Km 53, Pontevedra, Mariano Acosta, Merlo and San Luis) are valuated as Fair Value.
(4)
These properties (Caballito Block 35, Zetol, Vista al Muelle and Llao Llao plot) are valuated as Cost adjusted for inflation.

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

Condominios del Alto II – City of Rosario, Province of Santa Fe (IRSA CP)

The Condominios del Alto II project will be composed of two opposite building blocks, commercially divided into 10 sub-blocks. The project consists of a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressrooms and a laundry. As of the date of this Annual Report the works in parcel H have been completed and all the units subject to the barter have been received, with six parking spaces available for sale.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, it is known as the “Parque” complex, thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2020, all the units were sold and the stock available for sale consisted of 1 parking space and 19 storage spaces.

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April de 2010 IRSA sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for USD11.7 million. The purchaser would develop a project that includes the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 square meters of lots amounting to approximately USD3 million was included in the sale price. As of June 30, 2020, 10 lots had been transferred and 46 remain to be traded.

Intangibles – Units to be received under barter agreements

Conil – Avellaneda, Province of Buenos Aires (IRSA CP)

These plots of land IRSA owns, through IRSA CP, face Alto Avellaneda shopping mall, totaling 2,398 square meters distributed in two opposite corners and, according to urban planning standards, around 6,000 square meters may be built. Its intended use, either through our own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in consideration of which IRSA CP will receive 1,389 square meters of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. The barter was valued at USD0.7 million. Considerations for block 95 and 99 were estipulated to be delivered in January 2018 and September 2018, respectively. In June 2018 an extension to the barter agreement was signed. In consideration for the delay and as compensation, IRSA CP will receive an additional apartment (55.5 square meters) and one parking lot (14 square meters).

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two companies incorporated under the laws of Uruguay, for USD 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

We intend to develop in these 13 plots, with a construction capacity of 182,000 sqm, an urban project that consists of the development and comercialization of 1,860 apartments. Such project has the “urban feasibility” status for the construction of approximately 200,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for USD 8 million as well as minimum amount of sqm of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol S.A. was USD 7 million; of which USD 2 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

Besides, Vista al Muelle S.A. owned since September 2008 a plot of land purchased for USD 0.83 million. Then, in February 2010, plots of land were acquired for USD 1 million. In December 2010, Vista al Muelle S.A. executed the title deed of other plots for a total amount of USD 2.66 million, of which USD 0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

On June 30, 2009, the Company sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A. for USD1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. we executed a stock purchase agreement pursuant to which we repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for USD 2.7 million. Accordingly, as of June 30, 2016, our stake, through Tyrus, in Liveck is 100%.

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

On November 15, 2018, the translation deed of sale of the first plot where the first Tower of Departments, Villas and single and double parking spaces is currently being built has been signed, the total exchange price was USD 7,298,705 equivalent to 16% of all of the marketable built meters in the first Tower. 12% of it has been used to cancel part of the price balance maintained to date with the sellers of the plots acquired by Zetol S.A in June 2009. The estimated delivery date of the units is January 2022.

Canteras Natal Crespo, La Calera – Province of Córdoba

On June 26, 2013, IRSA sold 100% of our interest in Canteras Natal Crespo S.A. representing 50% of its capital stock, to Euromayor S.A. de Inversiones for USD 4,215,000 according to the following payment schedule: USD 3,815,000 in cash and USD 400,000 through the transfer of almost 40,000 sqm for business purposes within the project to be developed in the site known as Laguna Azul. Delivery of the non-monetary consideration, which consist in 30,000 sqm, is pending. In December 2019, an agreement was reached with the counterpart that allowed the resale of the non-monetary consideration to an unrelated third party for a total value of USD 450,000.

Projects under Development

Alto Palermo Expansion (IRSA CP)

IRSA, through its subsidiary IRSA CP keeps working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of June 30 2020 was 64% and construction works are expected to be finished by June 2021.

200 Della Paolera - Catalinas building (IRSA CP)

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The Company owns 30,832 square meters consisting of 26 floors and 272 parking spaces in the building. As of June 30, 2020, work progress was 95%.

Mixed uses

Ex UOM – Luján, Province of Buenos Aires (IRSA CP)

This 116-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by IRSA from Birafriends S.A. for USD 3 million on May 31, 2008. In May 2012, the Company acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out so as to change the zoning parameters, thus enabling the consummation of the project.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires (IRSA CP)

This plot of land is owned by Quality Invest. On May 31, 2011, Quality Invest S.A. and Nobleza Picardo S.A.I.C. y F. (Nobleza) executed the title deed for the purchase of a plot of land extending over 160,000 square meters located in the District of San Martín, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments.

The Master Plan, by which it is projected to develop a large-scale integral urbanization (residential, commercial, etc.), which includes the construction of approximately 540,000 m2, was endorsed by the Municipality of San Martin through Decree 1589/19 and registered before the General Directorate of Urbanism and Directorate of Urban Planning of the Municipality. Likewise, the subdivision plan in accordance with the urban indicators was presented to the Directorate of Cadastre of the Province of Bs. As.

Additionally, during this fiscal year, the pre-feasibility requirements began to be processed with public bodies. The one corresponding to the Hydraulic Directorate of the Province is in the process of approval, and in the next fiscal year, we will begin the rest of the presentations before the service companies, to obtain the pre-feasibilities of electric power, gas, water and overturning. of effluents.

Córdoba Shopping Mall Project (IRSA CP)

The Company owns a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 17,300 square meters in the center of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 square meters out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part of the consideration, the Company will receive 2,160 square meters in apartments, parking spaces, shopping space, plus IRSA CP will assume the management of permits, unifications and subdivisions in 3 plots. The consideration will be delivered by May 2022 for Torre I and by July 2024 for Torre II. The value of the barter was USD 4 million.

La Plata Plot of land (IRSA CP)

On March 22, 2018 the Company has acquired, directly and indirectly, 100% of a plot of land of 78,614 square meters located in the city of La Plata, Province of Buenos Aires. The price of the transaction was USD7.5 million, which have been fully paid.

The price of the operation was set at the amount of USD 7,5 million which have been fully paid. The purpose of this acquisition is the future development of a mixed-use project, given that the property has characteristics for a commercial development in a high potential district.

On January 21, 2019, Ordinance No. 11767, approved by the Honorable Deliberative Council of La Plata on December 26, 2018, has been promulgated. With said promulgation, the uses and indicators requested to develop a project of 116,553 sqm are formally confirmed by said Ordinance.

On September 24, 2020, the agreement that validates Ordinance No. 11767 was signed between the Mayor Dr. Julio Garro and the Director of the Real Estate Business, Dr. Daniel Elsztain, where the uses within the property are fixed, they may be: Shopping and entertainment center, Offices, Hotels, Housing, Medical Assistance Center and any other use authorized by the Planning Code of the City of La Plata.

The Master plan was consolidated with 16 lots, which are already in process to obtain the corresponding subdivision, by Geodesia in the Province of Buenos Aires.

Caballito Plot – City of Buenos Aires

On December 23, 2019, the Company transferred Parcel 1 of the land reserve located at Av. Avellaneda and Olegario Andrade 367 in the Caballito neighborhood of the City of Buenos Aires to an unrelated third party.

Plot 1 has an estimated surface of 3,221 sqm where a 10 floors residential building will be developed for a total area of 11,400 sqm, together with a commercial ground floor of 1,216 sqm and a basement of 138 parking spaces (“Building 1”).

The amount of the operation was set at USD 5.5 million to be paid in future functional units of Building 1, which represent the equivalent of 23.53% of the owned square meters, with a minimum guaranteed of 2,735 sqm composed for 1,215.62 commercial sqm, 1,519.68 residential sqm and a certain number of parking spaces that represent 22.50% of the own sqm with that destination and never less than 31 units.

The consideration is guaranteed by a mortgage on Plot 1 and Building 1 and the buyer has an Option to acquire Plot 2 of the same property until August 31, 2020 and Plots 3 and 4 until March 31, 2021, subject to certain suspensive conditions.

On July 20, 2020, IRSA CP was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans. On October 1, 2020, the Chamber confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing an Appeal of Unconstitutionality. For more information, see “ITEM 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings—Caballito.”

La Adela – Buenos Aires

During 2015 the company acquired the “La Adela” land reserve with an area of approximately 1,058 hectares, located in the District of Luján, Province of Buenos Aires, that was previously owned by Cresud for a total amount of ARS 210 million. Given its degree of development and closeness to the City of Buenos Aires, we intend to develop a new real estate project.

Puerto Retiro – City of Buenos Aires

At present, this 8.3 hectare plot of land, which is located in one of the most privileged areas of the city, near Catalinas, Puerto Madero and Retiro and is the only privately owned waterfront property facing directly to Río de la Plata, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

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

On 21 February 2020, an electronic document was received from the Federal Court of Criminal notifying the decision rejecting the appeals brought by Puerto Retiro against the verdict of the Federal Oral Court 5 that provided for the confiscation of the property Plant I and the distribution of costs in the order caused as regards the exception for the limitation of civil action brought by Puerto Retiro to which the Oral Court took place. Against that decision of appeal, Puerto Retiro was brought in a timely and form of Federal Extraordinary Appeal. In addition, Federal Criminal Cassation Chamber upheld the above limitation period by rejecting, to that effect, the appeal brought by the National State and Tandanor.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record a impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Solares de Santa María – City of Buenos Aires

Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. We are owners of this property in which we intend to develop an entrepreneurship for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots, and we would need to obtain all the necessary permits and authorizations.

On October 30, 2012 a new agreement was executed with the Government of the City of Buenos Aires, replacing all prior agreements, and such has been submitted to the Legislature for its consideration. The agreement provided that if by February 28, 2014 the agreement was not approved would become invalidated.

During 2016, a new Agreement was executed with the Executive Branch of the City of Buenos Aires, including a new Bill of Law. The new Bill of Law was submitted to the Legislative Branch of the City of Buenos Aires for consideration and was approved by the relevant commissions; yet, during legislative year 2018 it was reserved and remained without legislative treatment. As a consequence, at the end of the 2018 legislative session, the lackof treatment triggered the automatically invalidity of the above mentioned and executed Agreement with the Executive Branch of the City of Buenos Aires, which include such Bill of Law.

As of the date of this Annual Report, efforts are still being made both in the CABA with the Goverment as well as in the CABA Legislature in order that the project Law may be treated on the premises, for its treatment and subsequent legislative approval.

Residential

Coto Residential Project (IRSA CP)

IRSA, through its subsidiary IRSA CPowns the right to construct above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires which we acquired in September 24, 1997. We estimate it has a construction capacity of 23,000 square feet (it also includes the right to receive certain parking units). The premises are located within the area between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On October 25, 2019, IRSA CP transferred to a non-related third party the rights to develop a residential building (“Tower 1”) on Coto Supermarket airspace located in Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm.

The amount of the operation was set at USD 4.5 million: USD 1 million in cash and the balance in at least 35 apartment units, which represent the equivalent of 24.20% of the owned square meters, with a minimum guaranteed of 1,982 sqm.

In a 30 month-period since the signature, when certain conditions have been met, IRSA CP must transfer to the same unrelated third party the rights to build a second apartment building.

Neuquén Residential Plot– Neuquén, Province of Neuquén (IRSA CP)

Through Shopping Neuquén S.A., IRSA owns a plot of 13,000 square meters with construction capacity of 18,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue, the hypermarket currently in operation and a hotel to be constructed.

Caballito Plot – City of Buenos Aires

On June 29, 2011, IRSA and TGLT, a residential developer, entered into an agreement to barter for the development of a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos AiresA neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out by TGLT in the abovementioned property. On April 2018 TGLT and us terminated the barter agreement and we recovered the land. In July 2018, the Supreme Court of Justice issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

Offices

Polo Dot 2nd and 3rd Stages – City of Buenos Aires (IRSA CP)

These two parcels of 6,400 square meters with a construction capacity of 33,485 square meters each, are located adjoining to where the extension of Dot Baires Shopping is planned. In April 2018, both plots were unified into a single one of 12,800 square meters.

Intercontinental Plaza II Plot - City of Buenos Aires (IRSA CP)

In the heart of the neighborhood of Monserrat, just a few meters from the most trafficked avenue in the city and the financial center, is the Intercontinental Plaza complex consisting of an office tower and the exclusive Intercontinental Hotel. In the current plot of 6,135 square meters a second office tower of 19,600 square meters and 25 stories could be built to supplement the tower currently located in the intersection of Moreno and Tacuarí streets.

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

Isla Sirgadero

On September 3, 2015, the entire property of 10,083,270 sqm was sold to several companies for USD3.9 million, payable in 16 quarterly installments, plus an installment in kind, land resulting from the final blueprint, equivalent to 10% of the surface area. Delivery of the non-monetary consideration, consisting in 1,083,327 sqm, is pending.

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

As of June 30, 2020, the building’s occupancy rate was 95.6%, thus generating an average rent of USD75.70 per sqm.

Lipstick	Jun-20	Jun-19	YoY Var
Gross Leaseable Area (sqm)	58,092	58,092	-
Occupancy	95.6%	95.9%	-0.3 p.p.
Rental price (USD/sqm)	78.7	75.8	3.8%

During the fiscal year ended June 30, 2019, Metropolitan 885 Third Avenue Leasehold LLC ("Metropolitan"), which owns the building, did not exercise the option to purchase a part of the land (Ground Lease) where the Lipstick was built, and whose term expired on April 30, 2019.

Latham & Watkins occupies 40,035 sqm of the office and storage space on a lease expiring on June 30, 2021. In April 2018, Latham & Watkins communicated its intention of not be renewing its lease. For more information see “Risk Factors – Risks relating to our business in the United States.”

On March 4, 2019, Metropolitan, a subsidiary of New Lipstick, has renegotiated its debt without recourse to IRSA and has been reconfigured with a balance of USD 11 million, which was canceled on February 12, 2020.

In June 2019, an “Escrow Agreement” was signed for the sum of USD 5.1 million, through which an option was bought to purchase the controlling position of one of the lands where the Lipstick was built. This option expired on August 30, so the seller collected such deposit from the escrow account.

On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, Metropolitan signed an agreement with the owner of the Ground Lease to terminate the commercial relationship, leaving the administration of the building. For this reason, as of June 30, 2020, Metropolitan no longer recognizes the liability associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration. For more information see “Recent Developments – Lipstick Building”.

Investment in Condor Hospitality Trust

IRSA maintains its investment in the Condor Hospitality Trust Hotel REIT (NYSE: CDOR) mainly through our subsidiary Real Estate Investment Group VII (“REIG VII”), in which we hold a 100% interest. Condor is a REIT listed in NYSE focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

Condor's investment strategy is to build a branded premium, select service hotels portfolio within the top 100 Metropolitan Statistical Areas ("MSA") with a particular focus on the range of MSA 20 to 60. Since the beginning of the reconversion of the hotel portfolio in 2015, Condor has acquired 14 high quality select service hotels in its target markets for a total purchase price of approximately USD277 million. In addition, during this time, it has sold 53 legacy assets for a total value of approximately USD161 million.

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the group. As agreed, each Condor ordinary share, whose nominal value is USD 0.01 per share will be canceled before the merger and will become the right to receive a cash amount equivalent to USD 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled and its holders will become entitled to receive a cash amount equal to USD 10.00 per share. The closing of the acquisition, scheduled for March 23, 2020, did not occur.

On October 12, 2020, Condor executed an agreement with Nextponint Hospitality Trust and some of its affiliates (“NHT Parties”) to resolve and settle any and all claims between them related to the merger agreement mentioned hereinabove.

According to the agreement with NHT Parties shall make three payments to Condor in three instalments ending the last payment on December 30, 2020 and totalling USD 7,0 million.

As of the date of presentation of these financial statements, the Company has 2,197,023 common shares and 325,752 Series E shares.

Others

IRSA’s interest in Banco Hipotecario

As of June 30, 2020, we held a 29.91% interest in Banco Hipotecario. Established in 1886 by the argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 63 branches in the 23 Argentine provinces and the City of Buenos Aires, and 12 additional sales offices throughout Argentina.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies and large corporations. As of March 31, 2020, Banco Hipotecario ranked thirteenth in the Argentine financial system in terms of totals assets and twelfth in terms of loans. As of June 30, 2020, Banco Hipotecario’s shareholders’ equity was ARS 14,285.0 million, its consolidated assets were ARS 121,203.6 million, and its net income for the six-month period ended June 30, 2020 was ARS 119.7 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario continues its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans were ARS 36,153.3 million as of June 30, 2020. Total non-mortgage loans granted by the bank to the non-financial private sector were ARS 36,145,9 million as of June 30, 2020.Non-performing loans represented 12.7% of its total portfolio as of June 30, 2020..

In recent years, Banco Hipotecario has diversified its funding base and has become one of the most frequent issuers of corporate debt in Argentina based on the percentage of its total funding, by developing presence in the domestic and international capital markets, and it has also increased its deposit base. Its financial indebtedness as a percentage of its total funding was 37.8% as of June 30, 2020.

Its subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management; BACS Administradora de Activos S.A.S.G.F.C.I., a mutual investment fund management company; BHN Sociedad de Inversión S.A., which controls BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

By virtue of communications "A" 6939 and "7035" of the BCRA, the distribution of dividends is suspended until December 31, 2020.

Others Assets

La Rural (Exhibition and Convention Center)

LRSA holds usufruct rights for the commercial operation of the emblematic Predio Ferial de Palermo (Palermo exhibition center) in the City of Buenos Aires. We own 35% of the equity of LRSA.

In July 2016, we acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which we already held 50% of the share. We also acquired a 1.25% interest in ENUSA from Mr. Marcelo Figoli. The aggregate acquisition price for such acquisitions was ARS 66.5 million. Immediately after this acquisition, we sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. The sale amount was agreed at ARS 13.5 million. As a result, we now hold 70% of the shares of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

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

On August 4, 2017, a 15-year concession for the Exhibition and Convention Center of the City of Buenos Aires was executed by the joint venture La Rural S.A., OFC S.R.L., Ogden Argentina S.A. and Entretenimiento Universal S.A. - Union Transitoria, which was granted pursuant a public bidding process. The members of the joint venture hold the following interests: (a) LRSA 5%; (b) OFC SRL 20%; (c) OASA 55%; and (d) EUSA 20%.

The shareholders of LRSA are Sociedad Rural Argentina and OASA, each of which owns 50% equity interest. OASA and EUSA are controlled by EHSA. Consequently, we indirectly hold a 50.00% interest in the joint venture.

The Exhibition and Convention Center has a surface area of approximately 22,800 sqm and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the University of Buenos Aires to Parque Thays.

Also, La Rural S.A. continues to work on the consolidation of the commercial development of the “Convention Center of Punta del Este”, through its equity participation in the company that holds the concession until 2041.

As a result of the measures adopted by Argentina’s national Government in response to the COVID-19 pandemic, La Rural, the Buenos Aires and Punta del Este Convention Centers have been closed since March 20, 2020, the date on which social, preventive, and mandatory isolation was decreed by the government of Argentina to combat the impact of the COVID-19. All the planned congresses are suspended, a large part of the fairs and conventions were postponed, while the shows scheduled at the DirecTV Arena were mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in residential development projects in Argentina and Uruguay. We hold a 30.2% interest in TGLT.

On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for an aggregate amount of USD22,225,000 (USD 1.00 par value) due 2027.

On August 8, 2019 has executed with TGLT certain contracts tending to collaborate in the process of financial restructuring of said company through its recapitalization. On December 11, 2019, and in compliance with the contracts signed with TGLT on August 8, 2019, IRSA CP made the exchange of all the Convertible Notes it had of TGLT. Likewise, it subscribed preferred shares making a contribution in kind of the 100% of the shares of the company La Maltería S.A., owner of the property known as Maltería Hudson, for a value of USD 24 million.

As a result of the aforementioned exchange and capitalization, IRSA Commercial Properties obtained 21,600,000 Class A preferred shares and 24,948,798 Class B preferred shares that are added to its holding of 3,003,990 ordinary shares.

On February 10, 2020, the TGLT Board of Directors determined the mandatory conversion of its Convertible Negotiable Obligations and preferred shares with immediate effect, this is how IRSA CP converted its Class A and B preferred shares of TGLT into ordinary shares of the company. As a consequence of this transaction, IRSA CP owns as of March 31, the amount of 279,502,813 ordinary shares of TGLT, representing 30.2% of its capital stock.

DirecTV Arena

DirecTV Arena is an indoor stadium with unique features designed to host top-level international events, including sporting events and concerts. The price set for the transaction was USD4.2 million. Through these types of investments, our equity stake in LRSA and through the new Convention Center of the City of Buenos Aires, we continue to expand our exposure to conventions, sporting events and entertainment, which could generate synergies with our core shopping mall business.

As is publicly known, the DirecTV Arena stadium has been closed since March 20, the date on which social, preventive, and mandatory isolation was decreed in Argentina due to COVID-19. All the planned congresses are suspended, a large part of the fairs and conventions were postponed, while the shows scheduled at the DirecTV Arena were mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

Pareto

On October 8, 2018, the company Pareto S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications.

As of June 30, 2020, IRSA CP's participation in PARETO S.A. It was 69.96% and after the closing it increased its stake to 91.96%.

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

Operations Center in Israel

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

As of the date of this Annual Report, we are analyzing together with our local and international advisors the judicial decision, alternatives and course of action. For more information see “IRSA’s Recent Developments - Corporate Information: IDBD”.

Overview

As of June 30, 2020, IRSA indirectly owned 100% of IDBD’s capital stock and 83.7% of DIC’s capital stock. The structure chart below shows our equity interest in the various entities that comprise our Operations Center in Israel:

*
There is a non-recourse intercompany loan between Dolphin (borrower) and IDBD (lender) due to the transference of DIC shares. This loan is guaranteed with DIC shares sold. On 25 September 2020, the District Court in Tel-Aviv-Yafo decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares and a custodian on the shares of DIC and Clal. For more information see “Recent Events – Operation Center in Argentina- Corporate Information: IDBD”
** As of June 30, 2020, IDBD’s stake in Clal’s outstanding share capital was 8.5% directly and 2.1% through swaps.After this date, IDBD’s holding in Clal amounts to 5.0% of its share capital.
*** After June 30, 2020, DIC has accepted the offer to purchase offer made by a private investor of its total stake in Shufersal. As a result of this transaction, DIC completes Shufersal’s sale process.

Real Estate

“Real Estate” segment mainly includes assets and operating results derived from DIC’s subsidiary PBC. As of June 30, 2020, we owned a 72.4 % equity interest in PBC. PBC is a leading real estate company that operates rental buildings and develops residential properties and other construction projects. It has operations in Israel, the United States and other countries.

PBC operates in the field of income-producing properties in Israel and the United States, within the areas of activity reported as three business segments in the financial statements of PBC - the income-producing properties sector in Israel, the income-producing properties sector in the US and IDBG.

As of December 31, 2019, PBC owns areas designated for rent in Israel, amounting to approximately 42,000 square meters (compared to an area of approximately 41,000 square meters on December 31, 2018). Additionally, PBC owns income-producing properties in the United States - HSBC Tower in New York, in an area of about 80,000 square meters and half of the Tivoli project, a commercial and office project, in Las Vegas in an area of about 62,000 thousand square meters.

Following an agreement in which PBC entered into in January 2020 for the sale of its entire holdings in Ispro, Ispro's activitiy is classified in the financial statements of PBC as of December 31, 2019, as discontinued operations.

Geographical distribution

The table below sets forth geographic distribution by market of our rental properties as of December 31, 2019:

Region	Number of Producing Properties	Total GLA(sq. m.)	Percentage of Portfolio GLA	Occupancy Percentage(1)
Israel
Center (offices) .	5	18,000	9.8%	76%
Center (commercial)	1	12,000	6.5%	83%
Subtotal	6	30,000	16.3%	79.2%
United States
Northeast (offices)	1	80,000	43.5%	98%
West (commercial)*	10	62,000	33.7%	74%
Subtotal	11	142,000	77.2%	87%
Other (Parking)	-	12,000	6.5%	____
Total	17	184,000	100%	85.8%

*Refers to 100% of IDBG’s rights in Great Wash Park LLC. As of December 31, 2019, IDBG’s entire share capital was held by IDBD and PBC in equal parts (50%).

PBC’s properties can be grouped by the country and region in which they are located. PBC classifies its properties into two main regions: (i) Israel, and (ii) United States; and in three sub-regions: (i) Central (in Israel), and (ii) Northeast and (iii) West (both in the United States). As of December 31, 2019, the average rent per square meter in Israel – Central is NIS 65 for office use and NIS 50 for commercial use; the average rent per square meter in United States – Northeast is USD 78 (for office use) and in United States -West USD 31 (for commercial use). The average occupancy rate in Israel – Central is 76% for office use and 83% for commercial use; the average occupancy rate in United States – Northeast is 98% (for office use) and in United States - West is 74% (for commercial use). The distinction between the two sub regions is due to the difference in the characteristics of the two countries. Also, PBC distinguishes between different regions within the US as detailed above, when in its opinion the difference between the regions in the USA is mainly due to the fact that the properties are located in different countries, with different economic characteristics. The average rent in the Northeastern United States is significantly higher than the average rent in the western United States, the difference in rent is due, among other things, to the location and the various uses - an office tower and luxury commerce in the northeastern United States, compared to a mixed use center (commerce and offices) in the western United States, and the location of properties - in central New York in the northeastern United States, compared to a location adjacent to a residential neighborhood in the western United States.

However, even within each region (both in Israel and in the United States), there are differences among sites, as well as differences, in some cases, among the various properties at each site, mainly due to the characteristics of the property.

Relevant Subsidiaries

As of June 30, 2020, the most significant subsidiaries of PBC are the following:

Gav-Yam. Gav-Yam is a public company whose securities are listed for trading on the TASE. In July 2019 and September 2019, in order to comply with the Concentration Law, PBC sold 11.7% and 5.1% of Gav-Yam’s issued share capital, respectively. Our stake in Gav-Yam decreased from 51.7% to 34.9%. In May 2020, PBC sold approximately 5% of Gav-Yam’s issued share capital, such that its stake in Gav-Yam decreased from approximately 34.9% to approximately 29.9%.

Ispro. Ispro is a wholly-owned company of PBC, dedicated to the rental building segment, primarily commercial centers and logistical areas. In order to comply with the Concentration Law, on October 10, 2019, Ispro’s debentures were fully redeemed and Ispro ceased being a reporting corporation. In April 2020, an agreement was reached to sale 100% of PBC’s holdings in Ispro. As a consequence of the agreement for the sale of ISPRO’s shares, the Company has reclassified net assets totaling ARS 15,473 as “Group of Assets available for Sale”.

Type of Business

PBC (i) operates rental buildings and (ii) develops residential properties and other construction projects.

(i) Operation of Rental Properties

PBC owns and manages different kinds of rental properties, which can be grouped as follows:

Industrial and Logistics. Characterized by areas with a large single space, service yards and large operational areas. Mainly located in peripheral areas, close to airports and seaports, given low rent prices and that construction requires large areas of land.

Commercial and Recreational Centers. These include commercial centers, which are located in central areas or areas near major junctions at highways from major cities, conference centers and recreational centers. These primarily include PBC’s share in the Tivoli project in Las Vegas. The marketing and distribution of the Tivoli project is carried out through a local team engaged in marketing itself and through intermediaries, through direct contact with potential tenants, as well as through advertising and participation in conferences.

Business parks and office buildings for hi-tech industries. In the field of income-producing properties, Gav-Yam (as of June 30, 2020, held by PBC at a rate of 29.9%) engages in initiation, planning, development, construction (through contractors), marketing, rental, maintenance and management of high-tech parks, business and industrial parks, office buildings, commercial areas, logistics buildings and parking lots, nationwide in Israel, focusing on areas Demand.

During its years of activity in the field of income-producing properties, Gav-Yam has developed two specializations in this field. One is the establishment of business and industrial parks, and the other is designated construction. In addition, Gav-Yam, itself and/or through wholly owned subsidiaries, provides a variety of maintenance and management services to its customers throughout the lease term.

Gav-Yam's activity in the field of income-producing properties is divided into three stages - initiation and construction, marketing and rental for customers and provision of management services throughout the lease period.

Office buildings. These office buildings are located in high demand areas, and most are leased, at high occupancy rates, generally for long lease periods. Areas for office use are characterized by areas used as parking lots, which constitute an inseparable part of the buildings. These include the HSBC Tower in New York City.

Management of rental buildings.

 The field of income-producing assets is characterized by a wide range of clients, including companies and large and small business clients and private clients.

PBC often contracts with its customers on medium- and long-term leases, and the leases in Israel are usually for unprotected tenancy and index-linked rents. PBC policy is to enter into, as far as possible, long-term contracts with quality tenants.

Ancillary services in the field of income-producing properties in Israel.

PBC provides ancillary services to the areas of income-producing real estate it owns that are leased in Israel, including management services and maintenance, mainly for tenants in areas used for office and commercial purposes.

.(ii) Residential Construction

In Israel, PBC is engaged in the initiation, planning, development, construction and sale of quality residential neighborhoods and unique projects that it establishes in areas of demand.

PBC has residential land reserves, in Israel, US and India.

In the field of residential construction, there are many bodies that initiate, locate, plan and establish residential neighborhoods and residential projects of various types. In Israel, there are entrepreneurial companies, some of which have an executive arm and some, such as PBC, contract with contractors to carry out construction work.

The products sold by PBC as part of its residential construction business are the housing units offered for sale. The housing units are being built both in the format of entire residential neighborhoods, which include full environmental development and ancillary community services, and in smaller residential projects.

In some of the projects, PBC works together with partners. Project management and marketing is usually performed by PBC. The construction financing of the projects is carried out both by PBC's own means and through bank support for the project.

The types of projects in which PBC operates in this field are diverse and include construction on land purchased or leased long-term by PBC (most projects) as well as combination transactions of various types. PBC also has activities in the field of urban renewal.

As of December 31, 2019, the balance of approved construction rights for the projects in which PBC was a partner amounted to approximately 685 residential units (of which 447 units belong to PBC), where approximately 301 residential units are currently in construction (of which 203 units belong to PBC), out of which approximately 268 residential units were sold). In 2019, construction and marketing of 62 residential units began (as compared with construction and marketing of 86 residential units in 2018). In2019In 2019, 139 residential units were sold (as compared with 205 residential units in 2018). In 2019, PBC’s revenues from the sale of residential units and lands imputed to the income statement amounted to approximately NIS 336 million, as compared with approximately NIS 517 million in 2018.

HSBC

The HSBC Tower was closed beginning on March 15, 2020, in accordance with directives issued by New York State and New York City. Access to the tower and to its services is permitted to tenants defined as “essential” in accordance with the city’s by laws and regulations. As of August 20, 2020, the collection rate at the tower during the months April - June 2020 amounted to approximately 98% of total rent charged. New York City, where the HSBC Tower is located, is currently in phase 4 of New York State’s reopening plan. The tower remains active and open for “essential” businesses and for tenants who choose to work from the offices, subject to restricted occupancy guidelines of up to 50%.

IDBD

Tivoli Project - IDBG is engaged, through a real estate corporation, in the construction and operation of a commercial and office project in Las Vegas, Nevada (USA) ("The Tivoli project")

The Tivoli project is a real estate project, located near the prestigious Summerlin neighborhood in Las Vegas, intended for mixed use, mainly of commerce and offices and as a unique center for entertainment and shopping. Tivoli project includes three parts of about 80 thousand square meters (the "commercial area"), out of which approximately 62 thousand square meters have been built so far.

The first two parts of the Tivoli project are open to the public in a total area of 670 thousand square feet (approximately 62 thousand square meters), which includes approximately 330 thousand square feet (approximately 31 thousand square meters) of commercial space and approximately 340 thousand square meters (approx. 31 thousand square meters) office space.

As of June 30, 2020 approximately 73% of the commercial and office space has been leased. Around August 20, 2020, Great Wash Park LLC “GW” is working to market the rest of the areas designated for rent. The third part of the Tivoli project is planned to include commercial and office space, with a total area of about 196 thousand square feet (about 18 thousand square meters). The third part is still in the planning stages and an estimated construction date has not yet been set.

It should also be noted that GW has rights to build 300 housing units near the Tivoli project. As of December 31, 2019, IDBD and PBC held the entire share capital of IDBG, in equal parts. In February 2020, the loans that had been extended by PBC to IDBG were converted, in a manner that IDBD's share in IDBG's share capital and in the right to the repayment of the shareholder's loans to a rate of 25.82% (the remaining 74.18% are held by PBC). In June 2020, IDBD and PBC signed on an agreement for the sale of the IDBD's entire rights on IDBG for consideration of USD 27.8 million. The approval of the transaction was subject, inter alia, to the approval of PBC's general meeting, which was convened on June 23, 2020 and which decided not to approve the commitment. Following the abovementioned, as of June 30, 2020, the holding rates of IDBD and PBC in IDBG are 25.82% and 74.18%, respectively.

Following the outbreak of the Corona virus, on March 24, 2020, the center in the Tivoli project was closed, pursuant to the directives issues by the Governor of the State of Nevada. During the course of the period in which the center was closed, a number of restaurants worked in a format of deliveries and take away. Furthermore, vital activities, such as banks and clinics were allowed to operate. The center management activity was reduced to the minimum necessary for business that operated in the center in that period and some of the activities were discontinued completely (such as parking, cleaning and gardening services and etcetera). This reduction has led to a saving of approximately 36% in the center's operating expenses in the relevant period.

The occupancy rate in the project stood at approximately 73% before the outbreak of the Corona virus. During the course of the period of the closure, a number of tenants encountered difficulties and gave notice of the cessation of their activity in the project. Furthermore, a number of tenants announced that they would not be extending their rental agreements in the project, which are about to expire. However, during this period of time a number of new contracts were signed. The rental fees for March 2020 were collected without any significant change as compared with previous months. In April and May 2020 approximately 70% of the rental fees for offices and approximately 25% of the rental fees for commercial areas and restaurants have been collected up to now. For June 2020, 82% of the the rental fees have been collected so far. As of this time, the project's management has not set a uniform policy in connection with the granting of reliefs for tenants and a specific discussion is held opposite each tenant. Tivoli’s management continues working to complete the collection for the above mentioned periods.

The valuation of the Tivoli project in Las Vegas was updated in the first quarter of 2020 to USD 233 million from USD 237 millionas of 31.3.2019. As a result, PBC recorded a loss in the amount of NIS 11 million, while DIC’s share in the aforementioned loss amounted to a total of NIS 8 million; IDBD recorded its share in the net loss in the amount of NIS 4 million, which was recorded under discontinued operations

At present, it is not possible to estimate the full effect of the coronavirus pandemic on the Tivoli project’s results in 2020. However, at this stage, PBC estimates that the damage will be limited to a few millions of USD, where despite the expected decline in NOI, the project’s current cash flows, along with increased efficiency measures which have been implemented, will allow the project to maintain a positive cash balance.

Gav-Yam

Gav Yam - As of July 2020, the management of Gav Yam estimated that, in the long term, in light of its financial strength, as reflected, inter alia, in its high balances of available cash and cash equivalents, its low leverage ratio, the average lifetime of its debt and the comfortable distribution thereof, the fact that all of Gav Yam’s properties are unpledged, and in light of the broad geographical and sectoral distribution of Gav Yam’s properties, as well as their status, locations and occupancy rates, and the fact that the vast majority of properties are used for IT, office, logistics and industrial purposes (and not for commerce or retail), with an emphasis on the quality of lessees, and the distribution of revenues from them, all reduce the exposure of Gav Yam’s businesses to the crisis and/or to significant instability, and it has tools at its disposal in order to appropriately deal with the economic crisis described above.

Residential construction segment in Israel

 According to the assessment of PBC, at this stage there are no indications of a decline in the fair value of PBC’s inventory of apartments, inter alia, in light of the average sale prices in the period after the coronavirus outbreak, and in light of the fact that payments from apartment buyers are continuing to be received in an orderly fashion. In addition, PBC promotes and complements conditions in a number of projects for obtaining building permits, but since the outbreak of the corona virus there has been a difficulty in working with the authorities which causes delays in granting the necessary permits for the construction of projects.

PBC believes that its financial strength and the status of its properties, cash balances, and the current cash flows which it is generating, will allow it to continue financing its activities and service its liabilities.

Agriculture

Mehadrin. Mehadrin is a public company whose securities are listed for trading on the TASE. Most of Mehadrin’s activities are in the agricultural segment. Until September 2019, We and Phoenix Holdings Ltd. (“Phoenix”), which held, through a wholly owned subsidiary, 41.4% of Mehadrin, were considered to be joint controllers of Mehadrin since, pursuant to the terms of a shareholders agreement, PBC and Phoenix controlled approximately 86.8% of the voting rights and rights to appoint directors in Mehadrin. On September 18, 2019, Phoenix distributed of all shares of Mehadrin it owned as a dividend in kind to Phoenix’ shareholders, thereby terminating the joint control of the parties of Mehadrin. On November 27, 2019, PBC approved the distribution of all its shares in Mehadrin as a dividend in kind. As a result, DIC received approximately 31.4% of the share capital of Mehadrin. Additionally, in the first quarter of 2020, DIC acquired approximately 8.8% of Mehadrin’s issued share capital, such that its holding rate in Mehadrin increased to approximately 40.2%. The aforementioned acquisitions of Mehadrin shares resulted in DIC gaining control of Mehadrin. In the second quarter of 2020, DIC purchased approximately 3.5% of the issued share capital of Mehadrin, at a total cost of NIS 14 million, such that its holding rate in Mehadrin increased to approximately 43.7%.

Telecommunications

Cellcom is a public company which was incorporated in Israel, whose shares are listed for trading on the TASE and on the New York Stock Exchange, and whose debentures are listed for trading on the TASE. As of June 30, 2020, we owned 46.2% of the shares and had 48.4% of voting rights of Cellcom.

Segments

Cellular Segment. Cellcom is the largest provider of cellular communications services in Israel based upon number of subscribers and estimated market share as of June 30, 2020. Cellcom offers a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure . Cellcom operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone, customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. As of June 30, 2020, Cellcom provided cellular communications services to approximately 2,734 million subscribers in Israel, with an estimated market share as of December 31, 2019 of approximately 26%.

Cellcom offers cellular subscribers a variety of usage and sector pricing plans and bundles combining cellular services with other communications services its group offers, including quatro bundles (internet infrastructure service and connectivity, landline telephony, cable television service and cellular services). Cellcom offer two methods of payment: post-paid and pre-paid. Post-paid services are offered to subscribers who are willing to pay for its services through banking and credit arrangements, such as credit cards and direct debits. Pre-paid services are offered to cellular subscribers who pay for its services prior to obtaining them. The majority of Cellcom’s sales are post-paid.

Fixed line services. Cellcom fixed line services include its internet infrastructure (for private customers based mostly on the landline wholesale market and increasingly on its independent fiber-optic infrastructure and for business customers based on its landline infrastructure) and connectivity services, OTT TV services, ILD services, landline telephony services and transmission services (for business customers). Cellcom also offer bundles of these services, including a triple offering (internet service including infrastructure and connectivity, landline telephony, TV service) and quatro offering. Cellcom also offer landline transmission and data services to selected business customers and telecommunications operators (including transmission revenues from Golan according to the network sharing agreement as of April 2017), using its fiber-optic infrastructure and complementary microwave links, IP switchboard services and operation and management of business telecommunications systems. Additional services include cloud services and data protection products solutions based on products and services offered by Cellcom and by third party vendors and IOT solutions such as “smart city” end-to-end cellular and fixed line solutions. For more information see “Cellcom- Golan Telecom Agreement”

Networks and Infrastructure

Cellular Segment. Cellcom have built an extensive, durable and advanced cellular network system, enabling to offer high-quality services to substantially the entire Israeli populated territory, while using a cost-effective design, utilizing shared components for its networks, where applicable. Cellcom seek to satisfy quality standards that are important to its subscribers, such as high voice quality, high data throughput rate, low “blocked call” rate (average rate of call attempts that fail due to insufficient network resources), low “dropped call” rate (average rate of calls that are terminated not in the ordinary course) and deep indoor coverage. Therefore, Cellcom have made substantial capital expenditures and expect to continue to be required to make substantial capital expenditures on its network system, though, pursuant to its Sharing Agreements, radio capital expenditures for the shared networks will be divided among the sharing parties.

Fixed line services. Cellcom provides, Internet services - connectivity and infrastructure, multichannel TV services, international Call Services, Wireline communication Services and other fixed-line services. Cellcom optical transmission network is strategically deployed in order to cover the major portion of Israel’s business parks from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,980 kilometers. The fiber-optic network is monitored by a fault-management system that performs real-time monitoring in order to provide high quality service. In order to efficiently complete its transmission network’s coverage to the majority of its cell sites and business landline and transmission subscribers, Cellcom uses a microwave network as a complementary solution in those areas that are not served by its fiber-optic network. As of December 31, 2019, Cellcom had approximately 2,808 microwave links to both its cell sites and its landline and transmission subscribers. In February 2020, Cellcom, the shareholders of Golan Telecom and Golan Telecom executed a binding memorandum of understanding for the acquisition of Golan Telecom entire capital stock. For more information see: “Significant acquisitions, dispositions and development of business – Operation Center in Israel - Cellcom- Golan Telecom Agreement.”

Others

Modiin Energy

 Modiin is a limited partnership engaged in the field of oil and natural gas exploration and is traded on the Tel Aviv Stock Exchange. IDBD operates in the field of oil and gas through Modiin. As of December 31,2019, Modiin has rights in onshore oil assets in the United States and in one oil asset in Israel (marine oil asset).

 Elron

Elron is a holding company which constitutes the technology investment arm of the IDB Group. Elron has significant holdings in a select number of start-up companies in the field of cybersecurity, enterprise software, medical device, etc. IDB Tourism

IDB Tourism is a wholly-owned subsidiary of IDBD, which was incorporated in Israel and commenced it operations in 1934. In 2014, IDB Tourism’s management decided to focus its business activity on the sale of tourism services, in the framework of tourism packages that were adapted to the preferences of the Israeli public, to the incoming tourists to Israel. Until 2015, IDB Tourism held three major companies operating in the field of tourism: Terminal 1 Holdings Ltd. (formerly - Diesenhaus Ltd.), Open Sky Ltd, and Israir Airlines & Tourism Ltd. (“Israir”), (Israir, Diesenhaus, Open Sky and related parties will be referred to hereinafter as “the IDB Tourism Group”).

In July 2020, Israir signed an agreement to have access, if needed, a loan in an amount of NIS 75 million with a 75% guarantee from the State. In addition, Israir received approval from another banking corporation and from the Ministry of Finance to receive another State-guaranteed loan at a rate of 75% and in the amount of approximately NIS 61 million, while the Bank gave its agreement in principle to increase the loan to NIS 100 million. The increase ot the said loan is subject to the approval of the Ministry of Finance, which has agreed to positively consider increasing the volume of the state-guaranteed loan to a higher percentage in about two months, depending on the situation at that time.

Supermarkets

Shufersal is the owner of the largest supermarket chain in Israel. In December 2017 the Group completed the acquisition of the entire issued share capital of Be Drugstores Ltd. (formerly New Pharm Drugstores Ltd.) (“Be”). Shufersal is a public company, which is included under the Tel Aviv 35 index, which was incorporated in Israel, whose shares and debentures are listed for trading on the TASE.

As June 30, 2020, Shufersal operates 379 branches throughout Israel, of which 298 are Shufersal stores and 81 are Be stores. Shufersal’s total commercial space encompasses approximately 543,000 square meters, of which 513,000 square meters are Shufersal stores and 30,000 square meters are Be stores, as well as 8 delivery centers encompassing 22,000 square meters, all located in Israel. Shufersal employs about 17 thousand employees (about 14.8 thousand calculated positions) and has annual revenues of about NIS 14 billion.

In June 2018, DIC sold 16.6% of the issued share capital of Shufersal, for a total net consideration of NIS 848 million, as a result of which DIC’s holdings in Shufersal decreased to approximately 33.6% and therefore ceased to be the controlling shareholder of Shufersal. Following certain other divestments from DIC, as of June 30, 2020, our equity interest in Shufersal was reduced to 26.02%. On July 26, 2020, DIC sold its entire stake in Shufersal, of approximately 26%, for a total net consideration of NIS 1,450 million.

Segments

The Company operates in four operating segments that are reported as business segments in its financial statements:

Retail segment. This segment includes the retail marketing of food and other products in the Shufersal’s stores and the manufacture of frozen and fresh baked products that are sold mainly in the Shufersal’s stores. As at June 30, 2020, the Shufersal’s retail segment activity is carried out in 298 stores having a wide geographical spread.

Real Estate. In this segment we manage various types of properties, including commercial centers and other properties related to the operation of our stores. The real estate activities of Shufersal were separated, beginning on April 1, 2013, into Shufersal Real Estate Ltd., a wholly owned subsidiary. This entity leases these properties both to Shufersal and to other third parties. This segment’s revenues include rental revenues based on actual amounts that the real estate segment charged the retail segment, and the operating profit of the segment includes also management fees that were charged to the subsidiaries of the real estate segment. Presented below are details regarding the real estate properties which are owned by Shufersal Real Estate as of December 31, 2019:

	Number ofproperties	Approximatelytotal area	Fair value	Rent and annualmanagement fees
		(thousands of sqm.)	(millions of NIS)	(thousands of NIS)

Stores rented to Shufersal	71	134	1,818	131,348
Properties under construction which will be rented to Shufersal	1	2	1	—
Rentable real estate properties to third parties	20	54	586	50,949
Real estate properties under construction which will be rented to externals	2	50	134	—
Total	94	240	2,539	182,297

Credit card customers’ club management segment. This segment includes operating the credit card business and providing credit to the holders of our credit cards. From January 18, 2018, the operation of the credit card business is made by means of Israel Credit Card Ltd. and Diners Club Israel Ltd.

Be segment. Following completion of the transaction to acquire New Pharm Drugstores Ltd. on December 20, 2017, which was rebranded as “Be”. As of June 30, 2020this segment includes the operation of 81 drugstores in Israel that sell mainly cosmetics, convenience and toiletry products, medicine and food supplements. In December 2019, Shufersal's Board of Directors passed a resolution that Shufersal would merge, by way of a statutory merger with BE, under which Shufersal would absorb all of BE's activities, liabilities and assets without consideration, and BE would be liquidated without liquidation.

Distribution

Most merchandise is distributed to our stores through our network of distribution centers. Common carriers ship general merchandise to and from our distribution centers. Vendors or third party distributors ship certain food items and other merchandise directly to our stores. Merchandise sold through our digital channels is distributed to our online guests via common carriers (from stores, distribution centers, vendors and third party distributors) and through guest pick-up at our stores. Using our stores as fulfillment points allows improved product availability and delivery times and also reduces shipping costs. We continue to expand other delivery options, including store drive-up and delivery.

Seasonality

In Israel, the retail segment business’s results are subject to seasonal fluctuations as a result of the consumption behavior proximate to the Passover holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October).

Competition

Shufersal competes in this market primarily with the other supermarket chains, specialty stores (such as grocers, butchers, delis and bakeries), convenience stores in cities and gas stations, neighborhood grocery stores, open and closed markets, and other retailers.

Insurance

Clal is a public company which was incorporated under the laws of the State of Israel. Clal is one of the leading insurance and long-term savings groups in Israel. The shares of Clal have been listed for trading on the stock exchange since 1988. As of December 31, 2019, Clal employs over 4,500 people and markets its products through 1,897 insurance agents, all of whom provide quality service and professional support to their customers. As of December 31, 2019, Clal has NIS 220 billion in assets under management (out of which, approximately NIS 188 billion are assets managed for others). Clal divides its operations in three insurance segments: Non-Life Insurance, Long-Term Savings and Health.

As of June 30, 2020, IDBD’s stake in Clal’s outstanding share capital was 8.5% directly and 2.1% through swaps.

Segments.

Non-Life Insurance. The General Insurance domain in Clal Group is among the largest in Israel. As of December 31, 2019, Clal holds 10.3% market share of the premiums in the in the Non-Life Insurance Division and offers coverage to private and corporate customers. Clal markets its products through 1,450 non-life insurance agents, all of whom provide quality service and professional support to their customers. The Non-Life Insurance Segment offers a wide range of insurance plans: automotive, property, liability, marine insurance, personal accidents, guarantees and additional services. It`s vision is to provide professional and high-level service to company`s agents and customers, through constant improvements and new product development.

Life Insurance and Long-Term Savings. As of December 31, 2019, the Long-Term Savings Division holds a 13.7% market share of the long-term savings market, as defined by the Commissioner of Insurance and have assets in an approximate amount of NIS 149,472 billion. As at December 31, 2019, Clal holds 17.3% market share of the premiums in the in the Life Insurance Division. There is no single customer or a limited number of customers of which Clal is dependent. Clal markets insurances policies, from time to time and in the normal course of business, to companies in the IDBD Group (both policyholders in collective insurance, both as members of central provident funds and as employers depositing for pension savings for long-term savings products). This does not exceed 5% of the Clal’s total revenues in this segment. The Long-Term Savings segment manages long-term assets, including life insurance, pension and provident funds. The segment also provides comprehensive solutions to private and corporate customers in all sectors of the Israeli economy. Among the division’s customers are large corporations and many residents of the State of Israel. Its objectives are to support the company’s distribution channels and become a professional benchmark, helping to improve company business results, profitability and value, while emphasizing quality of service. The segment offers a variety of savings options, enabling its customers to maintain a strong, solid economic foundation in the event of death, accident or loss of earning capacity. It also offers a variety of pension funds designed to guarantee a monthly income for life in the event of retirement, disability, or death, enabling economic stability for the future even in difficult times.

On July 26, 2018, Clal’s Board of Directors resolved to change the organizational structure of Clal Group, and from September 1, 2018, the life insurance and pension and provident divisions merged into the long-term savings division. In addition, a new a customer and distribution division established.

Health Insurance. The Health Insurance segment offers a wide range of products for individuals, families and groups, specializing in comprehensive solutions for specific market segments such as women and children. As of December 31, 2019. Clal holds a 17.4% market share of the premiums in the health insurance market in Israel and offers health insurance products such as surgeries in Israel and overseas, transplants, medications, critical illness, long-term care, personal accidents, travel and more. Health Insurance segment vision is to establish Clal as a leading, innovative and professional company in the field of health and nursing care insurance, while providing a professional and timely service to its agents and customers. The segment focuses on technological innovation as well as on developing a range of innovative health insurance products, enabling flexibility in creating health insurance packages tailored for each client, based on his needs and financial status. Each package is either derived from existing packages, or custom-built for each customer. Clal markets most of its products through 852 health agents, all of whom provide quality service and professional support to their customers. The Health Insurance segment is constantly growing, and is proud to provide quality service to 400,000 members insured under private insurance plans as well as an additional 2,000,000 members insured under group insurance plans.

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

Leases

Argentine law imposes certain restrictions on property owners, including:

●
a minimum lease term of three years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

Lease term limits

Under the Argentine Civil and Commercial Code lease terms may not exceed 20 years (for residential purpose) or fifty years (all other purposes). Generally, terms in our leases range from 3 to 10 years.

Rescission rights

The Argentine Civil and Commercial Code provides that tenants may terminate leases other destiny than home destiny, early after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent. If the tenant terminates the agreement during the first year of the lease, the penalty is one and a half month’s rent and if termination occurs after the first year of lease, the penalty is one month’s rent.

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

Antitrust Law

For more information about Antitrust Law see, “Item 4. Information on the Company⸺Other regulations⸺Antitrust Law”.

Money laundering

For more information about money laundering see, “Item 10. Additional Information—E. Money Laundering”.

Environmental Law

Our activities are subject to several national, provincial and municipal environmental provisions.

Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

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

Environmental matters

We consistently strive to act responsibly regarding protection of the environment in the management of our operating activities by preventing and minimizing the potential adverse environmental impacts of our activities. We have adopted an environmental impact policy, which is used as a reference for the realization of our investments. We are subject to environmental legislation under a series of laws, ordinances, norms, and national, provincial and municipal regulations of Argentina. Environmental obligations vary depending on the project site, the site’s environmental conditions, current and prior uses, and the activity proposed to be developed. Compliance with environmental laws may result in project delays or impose additional requirements that may result in substantial additional costs that may adversely affect our commercial activities. Before purchasing land or carrying out an investment on a plot of land, we carry out an environmental assessment of the parcel to identify possible environmental contingencies and analyze the possible environmental impact of the investment or the development to be carried out. Historically, our operations have not been negatively affected by the existence or potential existence of pollutants, nor by the failure to obtain environmental approvals or permits.

We intend to continue implementing plans that enhance our monitoring activities, in line with our commitment to and respect for the environment, our compliance obligations and with existing regulations, while seeking to optimize the use of resources.

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and associated companies

The following table includes a description of our direct subsidiaries and associated companies as of June 30, 2020:

Subsidiaries	Effective Ownership and Voting Power Percentage	Property/Activity
Agro-Uranga S.A	35.72%	Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.
Uranga Trading S.A	35.72%	Uranga Trading S.A. is committed to facilitate and optimally manage the trade of grains of the highest quality, locally and internationally.
Brasilagro Companhia Brasileira de Propiedades Agrícolas	33.55%(1)(3)	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.
Agropecuaria Santa Cruz S.A. (formerly known as Doneldon S.A.)	100%
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

Amauta Agro S.A. (formerly known as FyO Trading S.A.)	50.48%(2)
Amauta Agro S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

FyO Acopio S.A. (formerly known as Granos Olavarria S.A.)	50.48%(2)	FyO Acopio S.A. is principally engaged to the warehousing of cereals and brokering of grains.
Helmir S.A.	100%
Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima	61.95%(1)(3)	It is a leading Argentine company devoted to the development and management of real estate.
IRSA Propiedades Comerciales S.A.	2.62%	It is one of the largest owners, developers and operators of shopping malls, offices and other commercial properties in Argentina in terms of gross leasable area and number of rental properties.
Sociedad Anónima Carnes Pampeanas S.A.	100%(3)	Sociedad Anónima Carnes Pampeanas, a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

(1) Excludes effect of treasury stock.
(2) Includes Futuros y Opciones.Com S.A.’s interest.
(3) Includes Helmir’s interest.

D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Agricultural Properties

As of June 30, 2020, we owned, together with our subsidiaries, 26 farmlands, which have a total surface area of 629,794 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

Owned Farmlands as of June 30,2020
	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net Book Value (ARS Millions)(1)
1	El Recreo	Catamarca	Argentina	12,395	May ‘95	Natural woodlands	10
2	Los Pozos	Salta	Argentina	239,639	May ‘95	Cattle/ Agriculture/ Natural woodlands	1,981
3	San Nicolás/Las Playas	Santa Fe/Córdoba	Argentina	2,965	May ‘97	Agriculture/ Dairy	253
4	La Gramilla/ Santa Bárbara	San Luis	Argentina	7,072	Nov ‘97	Agriculture Under irrigation	902
5	La Suiza	Chaco	Argentina	26,371	Jun ‘98	Agriculture/ Cattle	619
6	El Tigre	La Pampa	Argentina	8,360	Apr ‘03	Agriculture/ Dairy	602
7	San Pedro	Entre Rios	Argentina	6,022	Sep ‘05	Agriculture	874
8	8 De Julio/ Estancia Carmen	Santa Cruz	Argentina	100,911	May ‘07/ Sep ‘08	Sheep	147
9	Administración Cactus	San Luis	Argentina	171	Dec ‘97	Natural woodlands	7
10	Las Vertientes	Cordoba	Argentina	-	-	Silo	2
11/12/13	Las Londras/San Rafael/ La Primavera	Santa Cruz	Bolivia	9,875	Nov-08/Jan-11	Agriculture	1,733
14	Finca Mendoza	Mendoza	Argentina	674	Mar ‘11	Natural woodlands	15
15	Establecimiento Mendoza	Mendoza	Argentina	9	Nov’03	Natural woodlands	72
16	Marangatú/Udra (2) (3)	Mariscal Estigarribia	Paraguay	59,585	Feb-09	Agriculture /Natural Woodlands	2,982
17/26	Brasilagro(2) (3)		Brazil	155,745		Agriculture/ Forestry/Cattle	7,441
Subtotal				629,794			17,640

(1)
Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)
Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.
(3)
See the section “Overview of Brasilagro’s Properties”.

Overview of Brasilagro’s Properties

As of June 30, 2020, we owned, together with our subsidiaries, 11 farmlands, which have a total surface area of 216,013 hectares, acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total Area		Net Book Value
Properties	Place	(ha)	Use	(ARS Millions)
Jatobá Farmland	Jaborandi/BA	14,930	Agriculture	363
Alto Taquari Farmland	Alto Taquari/MT	5,103	Agriculture	426
Araucária Farmland	Mineiros/GO	5,534	Agriculture	582
Chaparral Farmland	Correntina/BA	37,182	Agriculture	1,146
Nova Buriti Farmland	Januária/MG	24,212	Forestry	300
Preferência Farmland	Barreiras/BA	17,799	Cattle	346
São José Farmland	Maranhão/MA	17,566	Agriculture	1,414
Marangatu/ Udra Farmlands	Boqueron Paraguai	59,585	Agriculture	2,982
Arrojadinho	Barreiras/BA	16,642	Agriculture	1,057
Rio do Meio	Correntina/MA	12,288	Agriculture	1.473
Serra Grande	Correntina/BA	4,489	Agriculture	334
Total Brazil		216,013		10,423

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

The following table sets forth certain information about our properties for the Operation Center in Argentina as of June 30, 2020:

Property (6)	Date of Acquisition	Leasable/ Sale m2 / Rooms	Location	Net Book Value ARS (2)	Use	Occupancy rate
República Building (3)	Apr-08	19,885	City of Buenos Aires	8,969	Office Rental	86.9%
Bankboston Tower (3)(13)	Aug-07	14,865	City of Buenos Aires	6,642	Office Rental	96.4%
Bouchard 551	Mar-07	-	City of Buenos Aires	310	Office Rental	-
Intercontinental Plaza Building (3)	Nov-97	2,979	City of Buenos Aires	993	Office Rental	100%
Bouchard 710 (3)(14)	Jun-05	15,014	City of Buenos Aires	6,318	Office Rental	92.5%
Dot Building (3)	Nov-06	11,242	City of Buenos Aires	4,226	Office Rental	84.9%
Zetta Building	Jun-19	32,173	City of Buenos Aires	12,334	Office Rental	97.5%
Suipacha 664	Nov-91	11,465	City of Buenos Aires	1,497	Office Rental	31.20%
Phillips Building	Jun-17	8,017	City of Buenos Aires	2,668	Office Rental	82.70%
San Martín plot (ex Nobleza Picardo)	May-11	109,610	Province of Buenos Aires, Argentina	5,500	Other Rentals	22.5%
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires / Detroit U.S	4,390	Other Rentals	N/A
Abasto Shopping(3)	Nov-99	36,760	City of Buenos Aires, Argentina	6,810	Shopping Mall	94.9%
Alto Palermo Shopping(3)	Dec-97	18,655	City of Buenos Aires, Argentina	8,246	Shopping Mall	91.9%
Alto Avellaneda(3)	Dec-97	38,330	Province of Buenos Aires, Argentina	4,649	Shopping Mall	97.4%
Alcorta Shopping(3)(12)	Jun-97	15,725	City of Buenos Aires, Argentina	4,867	Shopping Mall	97.3%
Patio Bullrich(3)	Oct-98	11,396	City of Buenos Aires, Argentina	2,335	Shopping Mall	91.4%
Alto Noa(3)	Nov-95	19,313	City of Salta, Argentina	1,157	Shopping Mall	99.0%
Mendoza Plaza(3)	Dec-94	43,313	Mendoza, Argentina	1,937	Shopping Mall	97.8%
Alto Rosario (3)	Dec-04	33,681	Santa Fe, Argentina	4,108	Shopping Mall	97.2%
Córdoba Shopping –Villa Cabrera(3)(11)	Dec-06	15,361	City of Córdoba, Argentina	1,266	Shopping Mall	95.4%
Dot Baires Shopping(3)	May-09	48,805	City of Buenos Aires, Argentina	5,239	Shopping Mall	74.6%
Soleil Premium Outlet(3)	Jul-10	15,156	Province of Buenos Aires, Argentina	1,855	Shopping Mall	97.1%
La Ribera Shopping(3)	Aug-11	10,530	Santa Fe, Argentina	584	Shopping Mall	99.0%
Distrito Arcos (3)	Dec-14	14,335	City of Buenos Aires, Argentina	1,891	Shopping Mall	93.8%
Alto Comahue(3)	Mar-15	11,702	Neuquén, Argentina	1,263	Shopping Mall	96.2%
Patio Olmos(3)	Sep-97	-	City of Córdoba, Argentina	899	Shopping Mall	N/A
Caballito Plot of Land (3)	Nov-97	-	City of Buenos Aires	3,154	Land Reserve	N/A
Santa María del Plata	Oct-97	116,100	City of Buenos Aires	19,977	Other Rentals	17.3%
Catalinas Building	May-10	-	City of Buenos Aires	13,544	Offices and Other Rentals	N/A
Luján plot of land(3)	May-08	1,160,000	Province of Buenos Aires, Argentina	960	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	6,585	Land Reserve	N/A
Building annexed to Alto Palermo Shopping	N/A	N/A	City of Buenos Aires	1,763	Properties under development	N/A
Other Developments(15)	N/A	N/A	City of Buenos Aires	227	Properties under development	N/A
Intercontinental Hotel (7) (12)	Nov-97	313	City of Buenos Aires	605	Hotel	53.1%
Libertador Hotel (8) (12)	Mar-98	200	City of Buenos Aires	301	Hotel	37.2%
Llao Llao Hotel (9)(10) (12)	Jun-97	205	City of Bariloche	907	Hotel	43.3%

(1) Total leasable area for each property. Excludes common areas and parking spaces.
(2) Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances for our Hotels (considering inflation adjustment). The remaining properties are valued at fair value.
(3) Through IRSA CP.
(4) Includes the following land reserves: Pontevedra plot; Mariano Acosta Plot, San Luis Plot, Pilar plot and Merlo plot (through IRSA) and Intercontinental Plot, the building and plot annexed to Dot, Mendoza plot, Mendoza 2.992 East Av. Plot and La Plata plot (through IRSA CP).
(5) Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102, 3103 y 3105, Madero 1020, La Adela, Paseo del Sol, Libertador 498, Beruti Parking Space, Santa María del Plata and Detroit properties.
(6) Percentage of occupation of each property. Land reserves are assets that the company keeps in the portfolio for future developments.
(7) Through Nuevas Fronteras S.A.
(8) Through Hoteles Argentinos S.A.U.
(9) Through Llao Llao Resorts S.A.
(10) Includes “Terreno Bariloche.”
(11) The cinema building located at Córdoba Shopping – Villa Cabrera is included in Investment Properties, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. Includes “Ocampo parking spaces”
(12) Express in number of rooms.
(13) On July 15, 2020, our subsidiary IRSA CP sold one floor and five parking spaces, on August 26, 2020, it sold five floors and twenty five parking spaces, on November 5, 2020, it sold four floor and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale - Signature of a Purchase ticket regarding Boston Tower floor with possession”.
(14) On July 30, 2020, IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale”
(15) Includes the following propertiesdevelopments: EH UT, PH Office Park, Phillips Building and Alto Avellaneda.

 The following table sets forth certain information about our properties for the Operations Center in Israel as of June 30, 2020:

Property	Date of acquisition	Location	Net Book Value	Use
Tivoli	oct-15	United States	14,503	Rental properties
HSBC Building	oct-15	United States	63,829	Rental properties
Others	N/A	Israel	5,939	Rental properties
Tivoli	oct-15	United States	875	Undeveloped parcels of land
Tivoli	oct-15	United States	1,322	Properties under development
Total			86,468

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

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured	Book Value
		(in millions of ARS )
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	2,657	5,960
Vehicles	Theft, fire and civil and third parties liability	130	52

Urban Properties and Investment Business

IRSA carries all-risk insurance for the shopping malls and other buildings covering property damage caused by fire, terrorist acts, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, IRSA carries liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. IRSA is in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. IRSA’s history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, which loss was substantiaxlly recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. IRSA also maintains liability insurance covering the liability of our directors and corporate officers.

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

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this annual report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this annual report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period (June 30, 2020). See “Risk Factors—Risks Relating to Argentina—A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition

Revenue Recognition

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

Urban properties and investments activities:

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

	Fiscal year ended June 30,
	2020	2019	2018
	(inter-annual data)
GDP (1)	(19.1)%	(3.7)%	2.0%
Inflation (IPIM)(2)	39.7%	60.8%	44.1%
Inflation (CPI)	42.8%	55.8%	29.5%
Depreciation of the Peso against the U.S. dollar	(66.1)%	(47.1)%	(73.7)%
Average exchange rate per USD1.00(3)	ARS 70.3600	ARS 42.3630	ARS 28.8000
Appreciation/ (depreciation) of the NIS against the U.S. Dollar	3.0%	2.4%	(4.8)%
(1) Represents inter annual growth of the last twelve months GDP average at constant prices (2004).
(2)
IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)
Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30, 2020. As of November 13, 2020, the exchange rate was 79.7500 per U.S. Dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP contracted 19.1% during our 2020 fiscal year, compared to a contraction of 3.7% in our fiscal year 2019. Nationally, shopping mall sales decreased 82.2% in the fiscal 2020 compared to fiscal 2019. As of June 30, 2020, the unemployment rate was at 13.1% of the country’s economically active population compared to 10.6% as of June 30, 2019. The monthly estimate of economic activity (“EMAE”) as of June 30, 2020, contracted by 12.3% compared to the same month in 2019. In the second quarter of 2020, the activity rate was 38.4%, the employment rate was 33.4% and the unemployment rate was 13.1%.

In the context of the health emergency related to the COVID-19 pandemic, the main impact on the labor market was verified in the dynamics of the employment rate (TE), which measures the proportion of employed persons in relation to the total population. The second quarter of 2020 showed a drop of 8.8 percentage points (p.p.) compared to the first quarter of the year and of 9.2 p.p. compared to the second quarter of 2019, driven by the lower proportion of people who were able to report to work. Due to Covid-19, total sales at current prices in the month of June 2020 relevant to the survey reached a total of ARS 2,841.6 million, which represents a decrease of 82.2% compared to the month of June 2019.

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

	Consumerprice index	Wholesaleprice index
	(inter-annual data)
Fiscal year ended June 30,
2018	29.5%	44.1%
2019	55.8%	60.8%
2020	42.8%	39.7%

The current structure of IRSA CP’s leases contracts for shopping mall tenants generally includes provisions that provide for payment of variable rent, which is a percentage of of the IRSA CP’s shopping mall tenant’s sales. Therefore, the projected cash flows for these shopping malls generally are highly correlated with GDP growth and consumption power.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described elsewhere in this annual report However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 10% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 10% and 15% on a semi annual and cumulative basis from the seventh (7th) month following effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

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

Seasonality

IRSA’s shopping malls business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business. See “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

In Israel, the retail segment business’s results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Passover holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers. Revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism. On July 23, 2020, DIC concluded a sales agreement for a total amount of Shufersal’s shares, the consideration received was of NIS 1,456 million. For more information see: “IRSA’s Recent Developments - Sale of DIC shares in Shufersal”

Effects of interest rate fluctuations

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

For more information about the evolution of the U.S dollar / Peso exchange rate, see “Exchange Rate and Exchange Controls”.

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports prepared by appraisers, is recorded in our consolidated statement of comprehensive income for the fiscal year during which the revaluation occurs. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars For example:

●
during the 2018 fiscal year there was a 73.5% depreciation of the peso from ARS 16.63 to USD1.00 as of June 30, 2017 to ARS 28.85 to USD1.00 as of June 30, 2018; and

●
during the 2019 fiscal year, there was a 47.1% depreciation of the peso from ARS 28.85 to USD1.00 as of June 30, 2018 to ARS 42.363 to USD1.00 as of June 30, 2019.

●
during the 2020 fiscal year, there was a 66.1% depreciation of the peso from ARS 42.363 to USD1.00 as of June 30, 2019 to ARS 70.36 to USD1.00 as of June 30, 2020.

The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in pesos (the Company functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in US dollars, However, as a consequence of the restrictions imposed by the BCRA on foreign exchange transactions, purchase and sales of office buildings are now usually settled in Argentine pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by IRSA CP in the past few months). Therefore, IRSA CP has valued its office buildings and undeveloped parcels of land in Argentine pesos at the end of the year, considering the situation described above, which results in a gain with respect to the values previously recorded.

Factors Affecting Comparability of our Results Factors Affecting Comparability of our Results

Comparability of information

Operations Center in Argentina

Office buildings

On June 30, 2019, IRSA CP’s Office portfolio consisted of 115,378 square meters of GLA after incorporating the recently inaugurated Zetta building. Additionally, IRSA CP acquired the Maltería Hudson plot that has a surface area of 147,895 square meters and approximately 40,000 GLA at the intersection of Route 2 and Buenos Aires - La Plata highway.

On June 30, 2020, IRSA CP has acquired as an investment property the building “200 Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of gross leasable area over 30 office floors and includes 316 parking lots in 4 basements.

Shopping malls

During the fiscal years ended June 30, 2020 and 2019, we maintained the same portfolio of operating shopping malls. During the fiscal year ended June 30, 2019, the surface area of our Shopping Malls segment was reduced by 11,875 square meter due to the return of Buenos Aires Design, whose concession terminated in November 2018.

Operations Center in Israel

IDBD and DIC, our principal subsidiaries in the Operations Center in Israel, report their quarterly and annual results following Israeli regulations, whose filing deadlines fall after the filing deadlines in Argentina. In addition, IDBD and DIC fiscal year ends differ from our fiscal year end, consequently, we consolidate the results of operations from IDBD and DIC on a three-month lag basis adjusted for the effects of any significant transactions taking place within such period. As such, our consolidated statement of income for the year ended June 30, 2020 includes the results of IDBD and DIC for the 12-month period from April 1, 2019 to March 31, 2020, adjusted for the significant transactions that occurred between April 1, 2020 and June 30, 2020.

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

The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on the Audited Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

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
Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 9 to our Audited Consolidated Financial Statements.	Incorrect valuation of investment property values
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
Biological assets	Main assumptions used in valuation are yields, production costs, selling expenses, forwards of sales prices, discount rates.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 14 to our Audited Consolidated Financial Statements.

Business Segment Information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by our chief executive officer, Mr. Eduardo S. Elsztain. In addition, and due to the acquisition of IDBD, two responsibility levels have been established for resource allocation and assessment of results of the two operations centers, through executive committees in Argentina and Israel.

Segment information is analyzed by the CODM from two perspectives: by geography (Argentina and Israel) and by products and services. In each operations center, the Company considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

As of fiscal year 2018, the CODM reviews certain corporate expenses associated with each operations center in an aggregate manner and separately from each of the segments, and such expenses have been disclosed in the “Corporate” segment of each operation center. Additionally, as of fiscal year 2018, the “Offices” business is being monitored as a separate segment, while the entertainment business is now being monitored within the “Others” segment. Segment information for the year 2017 has been consequently recast for purposes of comparability with the present year.

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

The “Land transformation and sales” segment comprises gains from the disposal and development of farmlands activities

The “Other” segment includes, principally, slaughtering and processing in the meat refrigeration plant; and brokerage activities, among others.

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

●
The “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.

●
The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.

●
The “Hotels” segment includes the operating results mainly comprised of room, catering and restaurant revenues.

●
The “International” segment includes assets and operating profit or loss from business related to associates Condor (hotels) and New Lipstick (offices).

●
The “Others” s segment primarily includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by BHSA and Tarshop.

●
The “Corporate” segment includes the expenses related to the corporate activities of the Operations Center in Argentina.

The CODM periodically reviews the results and certain asset categories, assesses performance of operating segments and allocates resources within this operations center based on a measure of profit or loss of the segment represented by the operating income (loss) plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Audited Consolidated Financial Statements, except for the following:

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

Operations Center in Israel

Within this center, as of June 30, 2020,  IRSA operated in the following segments:

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

The “Others” segment includes other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, and others.

The “Corporate” segment includes the expenses related with the activities of the holding companies.

The Company consolidates results derived from its operations center in Israel with a three month lag, adjusted for the effects of significant transactions. For the fiscal year ended June 30, 2020, a full twelve-month period is consolidated, also with a three-month lag and adjusted for the effects of significant transactions.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated. Within the agricultural business, most revenue from its operating segments are generated from, and their assets are located in Argentina and Brazil. Within the urban properties and investment business, the Operations Center in Argentina, has most its revenue from its operating segments derived from, and their assets are located in, Argentina, except for the share of profit / (loss) of associates included in the “International” segment located in USA. In the operations center in Israel, also within the urban properties and investment business, most revenue from its operating segments is derived from and their assets are located in Israel, except for certain earnings from the Real Estate segment which are generatedfrom activities outside Israel, mainly in USA. For the agricultural business and the urban properties and investments business from the operations center in Argentina, the assets categories reviewed by the CODM are investment properties, property, plant and equipment, investment in joint ventures and associates and other reportable assets (goodwill and trading properties, inventories, biological assets and right to receive future units under barter agreements). The aggregate of these assets, classified by operating segment, are disclosed as “segment assets”. Assets are allocated to each segment based on the operations and/or their physical location.

Below is a summarized analysis of the operating segments of the Company for the year ended June 30, 2020:

	06.30.20
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
	(In million of ARS)
Revenues	26,259	11,138	81,637	92,775	119,034	(60)	-	3,100	(818)	121,256
Costs	(22,283)	(2,755)	(56,296)	(59,051)	(81,334)	53	-	(3,230)	540	(83,971)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,623	-	-	-	2,623	-	-	-	204	2,827
Changes in the net realizable value of agricultural products after harvest	657	-	-	-	657	-	-	-	-	657
Gross profit / (loss)	7,256	8,383	25,341	33,724	40,980	(7)	-	(130)	(74)	40,769
Gain from disposal of farmlands	838	-	-	-	838	-	-	-	-	838
Net gain from fair value adjustment of investment properties	780	33,464	(2,989)	30,475	31,255	(263)	-	-	-	30,992
General and administrative expenses	(1,419)	(2,150)	(8,764)	(10,914)	(12,333)	15	-	-	51	(12,267)
Selling expenses	(2,61)	(1,232)	(12,544)	(13,776)	(16,386)	19	-	-	19	(16,348)
Impairment of associates	-	-	(2,470)	(2,470)	(2,470)	-	-	-	-	(2,470)
Other operating results, net	1,662	(48)	1,127	1,079	2,741	18	-	17	(6)	2,770
Management fees	-	-	-	-	-	-	-	(211)	-	(211)
Profit / (loss) from operations	6,507	38,417	(299)	38,118	44,625	(218)	-	(324)	(10)	44,073
Share of profit / (loss) of associates and joint ventures	127	7,047	1,299	8,346	8,473	169	-	-	20	8,662
Segment profit / (loss)	6,634	45,464	1	46,464	53,098	(49)	-	(324)	10	52,735
							-
Reportable assets	37,070	157,987	451,267	609,254	646,324	(671)	-	-	41,287	686,94
Reportable liabilities	-	-	(403,184)	(403,184)	(403,184)	-	-	-	(161,603)	(564,787)
Net reportable assets	37,070	157,987	48,083	206,070	243,140	(671)	-	-	(120,316)	122,153

Below is a summarized analysis of the operating segments of the Company for the year ended June 30, 2019:

	06.30.19
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
	(In million of ARS)
Revenues	19,061	15,056	73,537	88,593	107,654	(93)	-	3,706	(526)	110,741
Costs	(16,165)	(3,201)	(52,426)	(55,627)	(71,792)	67	-	(3,855)	196	(75,384)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,035	-	-	-	2,035	-	-	-	270	2,305
Changes in the net realizable value of agricultural products after harvest	(43)	-	-	-	(43)	-	-	-	-	(43)
Gross profit / (loss)	4,888	11,855	21,111	32,966	37,854	(26)	-	(149)	(60)	37,619
Net gain from fair value adjustment of investment properties	665	-	-	-	665	-	-	-	-	665
Gain / (loss) from disposal of farmlands	-	(39,477)	892	(38,585)	(38,585)	839	-	-	-	(37,746)
General and administrative expenses	(1,525)	(2,668)	(8,031)	(10,699)	(12,224)	17	-	-	55	(12,152)
Selling expenses	(1,717)	(1,085)	(11,192)	(12,277)	(13,994)	7	-	-	11	(13,976)
Other operating results, net	819	(659)	742	83	902	193	-	17	(11)	1,101
Management fees	-	-	-	-	-	-	-	-	-	-
Profit / (loss) from operations	3,130	(32,034)	3,522	(28,512)	(25,382)	1,030	-	(132)	(5)	(24,489)
Share of profit / (loss) of associates and joint ventures	11	(6,183)	(150)	(6,333)	(6,322)	(1,006)	-	-	-	(7,328)
Segment profit / (loss)	3,141	(38,217)	3,372	(34,845)	-31,704	24	-	(132)	(5)	(31,817)

Reportable assets	34,597	111,717	535,565	647,282	681,879	(592)	-	-	44,747	726,034
Reportable liabilities	-	-	(461,015)	(461,015)	(461,015)	-	-	-	(137,818)	(598,833)
Net reportable assets	34,597	111,717	74,55	186,267	220,864	(592)	-	-	(93,071)	127,201

Below is a summarized analysis of the operating segments of the Company for the year ended June 30, 2018:

	06.30.18
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
	(In million of ARS)
Revenues	15,393	13,872	60,057	73,929	89,322	(111)	4,387	(332)	93,266
Costs	(13,096)	(2,822)	(41,935)	(44,757)	(57,853)	69	(4,445)	151	(62,078)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,53	-	-	-	1,530	4	-	140	1,674
Changes in the net realizable value of agricultural products after harvest	532	-	-	-	532	-	-	-	532
Gross profit / (loss)	4,359	11,05	18,122	29,172	33,531	(38)	(58)	(41)	33,394
Net gain from fair value adjustment of investment properties	216	19,809	-	19,809	20,025	(1,054)	-	-	18,971
Gain from disposal of farmlands	1,656	-	-	-	1,656	-	-	-	1,656
General and administrative expenses	(1,381)	2,335)	(7,233)	(9,568)	(10,949)	40	-	33	(10,876)
Selling expenses	(1,753)	(1,126)	(10,639)	(11,765)	(13,518)	16	-	13	(13,489)
Other operating results, net	1,541	(56)	2,136	2,080	3,621	42	(2)	(4)	3,657
Management fees	-	-	-	-	-	-	(1,456)	-	(1,456)
Profit / (loss) from operations	4,638	27,342	2,386	29,728	34,366	(994)	(1,516)	1	31,857
Share of (loss) / profit of associates and joint ventures	37	(4,227)	(422)	(4,649)	(4,612)	1,16	-	-	(3,452)
Segment profit / (loss)	4,675	23,115	1,964	25,079	29,754	166	(1,516)	1	28,405

Reportable assets	30,755	152,86	563,654	716,514	747,269	592	-	49,183	797,044
Reportable liabilities	-	-	(479,056)	(479,056)	(479,056)	-	-	(141,534)	(620,590)
Net reportable assets	30,755	152,86	84,598	237,458	268,213	592	-	(92,351)	176,454

(i)  Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii) Includes ARS (130) million, ARS (149) million and ARS (58) million corresponding to Expenses and FPC and ARS 0 million, ARS (336) million and ARS (1,456) million to management fees, as of June 30, 2020 and 2018, respectively.
(iii) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 17 million, ARS 8,658 and ARS 5,453 million, as of June 30, 2020, 2019 and 2018, respectively.

Agriculture line of business:

The following tables present the operating segments by products and services within the agriculture line of business:

	06.30.20
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(in million of ARS)
Revenues	17,186	-	-	9,073	26,259
Costs	(14,676)	(25)	-	(7,582)	(22,283)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,613	-	-	10	2,623
Changes in the net realizable value of agricultural products after harvest	657	-	-	-	657
Gross profit / (loss)	5,78	(25)	-	1,501	7,256
Gain from disposal of farmlands	-	838	-	-	838
Net gain from fair value adjustment of investment properties	-	780	-	-	780
General and administrative expenses	(953)	(3)	-177	(286)	(1,419)
Selling expenses	(1,815)	(1)	-	(794)	(2,610)
Other operating results, net	454	962	-	246	1,662
Management fees	-	-	-	-	-
Profit / (loss) from operations	3,466	2,551	-177	667	6,507
Share of profit / (loss) of associates	55	-	-	72	127
Segment profit / (loss)	3,521	2,551	-177	739	6,634
	-
Investment properties	4,129	-	-	-	4,129
Property, plant and equipment	20,886	179	-	54	21,119
Investments in associates	419	-	-	293	712
Other reportable assets	7,283	331	-	3,496	11,11
Reportable assets	32,717	510	-	3,843	37,07

From all of the Company’s revenues corresponding to Agricultural Business, ARS 18,167 million are originated in Argentina and ARS 8,092 million in other countries, principally in Brazil for ARS 7,278 million.

From all of the Company’s assets included in the segment corresponding to Agricultural Business, ARS 13,269 million are located in Argentina and ARS 23,801 million in other countries, principally in Brazil for ARS 18.912 million.

	06.30.19
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(In million of ARS)
Revenues	11,1	-	-	7,961	19,061
Costs	(9,466)	(24)	-	(6,675)	(16,165)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,029	-	-	6	2,035
Changes in the net realizable value of agricultural products after harvest	(43)	-	-	-	(43)
Gross profit / (loss)	3,62	(24)	-	1,292	4,888
Net gain from fair value adjustment of investment properties	-	665	-	-	665
Gain from disposal of farmlands	-	-	-	-	-
General and administrative expenses	(959)	(3)	(274)	(289)	(1,525)
Selling expenses	(1,026)	(1)	-	(690)	(1,717)
Other operating results, net	428	244	-	147	819
Management fees	-	-	-	-	-
(Loss) / Profit from operations	2,063	881	(274)	460	3,130
Share of profit / (loss) of associates	57	-	-	(46)	11
Segment (loss) / profit	2,12	881	(274)	414	3,141

Investment properties	2,634	-	-	-	2,634
Property, plant and equipment	20,219	149	-	767	21,135
Investments in associates	391	-	-	23	414
Other reportable assets	8,472	-	-	1,942	10,414
Reportable assets	31,716	149	-	2,732	34,597

From all of the Company’s revenues corresponding to Agricultural Business, ARS 12,680 million are originated in Argentina and ARS 6,381 million in other countries, principally in Brazil for ARS 5,923 million.

From all of the Company’s assets included in the segment corresponding to Agricultural Business, ARS 13,765 million are located in Argentina and ARS 20,832 million in other countries, principally in Brazil for ARS 18,974 million.

	06.30.18
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(In million of ARS)
Revenues	9,096	-	-	6,297	15,393
Costs	(7,388)	(36)	-	(5,672)	(13,096)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,539	-	-	(9)	1,530
Changes in the net realizable value of agricultural products after harvest	532	-	-	-	532
Gross profit / (loss)	3,779	(36)	-	616	4,359
Net gain from fair value adjustment of investment properties	-	216	-	-	216
Loss from disposal of farmlands	-	1,656	-	-	1,656
General and administrative expenses	(878)	(2)	(225)	(276)	(1,381)
Selling expenses	(1,322)	-	-	(431)	(1,753)
Other operating results, net	(20)	1,457	-	104	1,541
Management fees	-	-	-	-	-
Profit / (Loss) from operations	1,559	3,291	(225)	13	4,638
Share of profit / (loss) of associates	39	-	-	(2)	37
Segment profit / (loss)	1,598	3,291	(225)	11	4,675

Investment properties	2,052	-	-	-	2,052
Property, plant and equipment	19,620	131	-	605	20,356
Investments in associates	316	-	-	91	407
Other reportable assets	7,073	-	-	867	7,940
Reportable assets	29,061	131	-	1,563	30,755

From all of the Company’s revenues corresponding to Agricultural Business, ARS 11,296 million are originated in Argentina and ARS 4,097 million in other countries, principally in Brazil for ARS 3,743 million.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 11,735 are located in Argentina and ARS 19,020 in other countries, principally in Brazil for ARS 17,128 million.

(I)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Company’s operations center in Argentina for the fiscal years ended June 30, 2020, 2019 and 2018:

	06.30.20
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(In million of ARS)
Revenues	5,976	1,566	783	2,066	10	-	133	10,534
Costs	(543)	(107)	(369)	(1,111)	(4)	-	(106)	(2,240)
Gross profit / (loss)	5,433	1,459	414	955	6	-	27	8,294
Net loss from fair value adjustment of investment properties	(28,394)	535	496	-	4	-	(262)	(27,621)
General and administrative expenses	(661)	(145)	(182)	(344)	(93)	(363)	(79)	(1,867)
Selling expenses	(371)	(69)	(83)	(221)	-	-	(15)	(759)
Other operating results, net	(57)	(23)	(208)	80	(9)	-	(220)	(437)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	(24,050)	1,757	437	470	(92)	(363)	(549)	(22,390)
Share of profit / (loss) of associates and joint ventures	-	-	(26)	-	(2,574)	-	(1,726)	(4,326)
Segment profit / (loss)	(24,050)	1,757	411	470	(2,666)	(363)	(2,275)	(26,716)

Investment and trading properties	35,057	21,992	19,435	-	63	-	743	77,29
Property, plant and equipment	182	95	-	1,416	126	-	-	1,819
Investment in associates and joint ventures	-	-	310	-	(5,053)	-	3,425	(1,318)
Other reportable assets	79	86	129	18	-	-	63	375
Reportable assets	35,318	22,173	19,874	1,434	(4,864)	-	4,231	78,166

From all the revenues corresponding to the Operations Center in Argentina, ARS 11,127 million are originated in Argentina, and ARS 11 million in the U.S. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, ARS 155,377 are located in Argentina and ARS 2,886 million in other countries, principally in USA for ARS 2,311 million and Uruguay for ARS 575 million.

	06.30.19
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(In million of ARS)
Revenues	8,541	2,239	1,119	2,953	14	-	190	15,056
Costs	(776)	(153)	(527)	(1,588)	(6)	-	(151)	(3,201)
Gross profit	7,765	2,086	592	1,365	8	-	39	11,855
Net loss from fair value adjustment of investment properties	(40,582)	747	726	-	6	-	(374)	(39,477)
General and administrative expenses	(945)	(206)	(283)	(492)	(110)	(519)	(113)	(2,668)
Selling expenses	(530)	(99)	(119)	(316)	-	-	(21)	(1,085)
Other operating results, net	(109)	(40)	(286)	114	(24)	-	(314)	(659)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	(34,401)	2,488	630	671	(120)	(519)	(783)	(32,034)
Share of profit / (loss) of associates and joint ventures	-	-	(37)	-	(3,679)	-	(2,467)	(6,183)
Segment profit / (loss)	(34,401)	2,488	593	671	(3,799)	(519)	(3,250)	(38,217)

Investment and trading properties	50,104	31,432	27,777	-	90	-	1,062	110,465
Property, plant and equipment	260	136	-	2,024	180	-	-	2,600
Investment in associates and joint ventures	-	-	443	-	(7,222)	-	4,895	(1,884)
Other reportable assets	113	123	184	26	-	-	90	536
Reportable assets	50,477	31,691	28,404	2,050	(6,952)	-	6,047	111,717

From all the revenues corresponding to the Operations Center in Argentina, included in the segments ARS 14,563 million are originated in Argentina, ARS 478 million are originated in Uruguay and ARS 14 million are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, ARS 117,932 million are located in Argentina and ARS (6,370) million in other countries, principally in USA for ARS (6,952) million and Uruguay for ARS 582 million.

	06.30.18
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(In million of ARS)
Revenues	9,750	1,332	300	2,446	-	-	44	13,872
Costs	(829)	(124)	(149)	(1,672)	-	-	(48)	(2,822)
Gross profit / (loss)	8,921	1,208	151	774	-	-	(4)	11,050
Net loss from fair value adjustment of investment properties	6,266	5,843	7,338	-	-	-	362	19,809
General and administrative expenses	(854)	(216)	(198)	(487)	(118)	(385)	(77)	(2,335)
Selling expenses	(607)	(143)	(58)	(311)	-	-	(7)	(1,126)
Other operating results, net	(105)	(24)	138	(40)	(58)	-	33	(56)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	13,621	6,668	7,371	(64)	(176)	(385)	307	27,342
Share of profit / (loss) of associates and joint ventures	-	-	4	-	(4,425)	-	194	(4,227)
Segment profit / (loss)	13,621	6,668	7,375	(64)	(4,601	(385)	501	23,115

Investment and trading properties	89,983	28,142	25,166	-	-	-	1,334	144,625
Property, plant and equipment	213	120	-	2,135	198	-	-	2,666
Investment in associates and joint ventures	-	-	447	-	(3,869)	-	8,251	4,829
Other reportable assets	129	122	189	27	-	-	273	740
Reportable assets	90,325	28,384	25,802	2,162	(3,671)	-	9,858	152,860

From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, ARS 155,890 million are located in Argentina and ARS (2,987) million in other countries, principally in USA for ARS (3,672) million and Uruguay for ARS 685 million.

Below is a summarized analysis of the lines of business of Company’s Operations Center in Israel for the years ended June 30, 2020, 2019 and 2018:

	06.30.20
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
			(In million of ARS)
Revenues	12,954	-	64,838	-	-	3,845	81,637
Costs	(6,787)	-	(47,231)	-	-	(2,278)	(56,296)
Gross profit	6,167	-	17,607	-	-	1,567	25,341
Net gain from fair value adjustment of investment properties	(2,989)	-	-	-	-	-	(2,989)
General and administrative expenses	(812)	-	(5,519)	-	(1,071)	(1,362)	(8,764)
Selling expenses	(223)	-	(11,887)	-	-	(434)	(12,544)
Other operating results, net	(2,470)	-	-	-	-	-	(2,470)
Management fees	(296)	-	501	-	(48)	970	1,127
Profit / (Loss) from operations	(623)	-	702	-	(1,119)	741	(299)
Share of profit/ (loss) of associates and joint ventures	1,495	1,063	(265)	-	-	(994)	1,299
Segment profit / (loss)	872	1,063	437	-	(1,119)	(253)	1

Reportable assets	152,941	28,090	140,025	3,377	17,911	108,923	451,267
Reportable liabilities	(146,331)	-	(106,076)	-	(111,649)	(39,128)	(403,184)
Net reportable assets	6,610	28,090	33,949	3,377	(93,738)	69,795	48,083

No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, ARS 82,707 million are located in USA (ARS 74,170 million in 2019 and ARS 77,664 million in 2018), ARS 0 million (ARS 1,979 million in 2019 and ARS 2,333 million in 2018) in India and the remaining are located in Israel.

	06.30.19
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
				(In million of ARS)
Revenues	14,392	-	57,506	-	-	1,639	73,537
Costs	(9,121)	-	(42,424)	-	-	(881)	(52,426)
Gross profit	5,271	-	15,082	-	-	758	21,111
Net gain from fair value adjustment of investment properties	892	-	-	-	-	-	892
General and administrative expenses	(707)	-	(4,779)	-	(1,058)	(1,487)	(8,031)
Selling expenses	(197)	-	(10,562)	-	-	(433)	(11,192)
Other operating results, net	-	-	397	-	-	345	742
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	5,259	-	138	-	(1,058)	(817)	3,522
Share of profit / (loss) of associates and joint ventures	37	717	-	-	-	(904)	(150)
Segment profit / (loss)	5,296	717	138	-	(1,058)	(1,721)	3,372

Reportable assets	303,425	23,013	109,38	22,638	41,536	35,573	535,565
Reportable liabilities	(235,553)	-	(84,800)	-	(126,585)	(14,077)	(461,015)
Net reportable assets	67,872	23,013	24,580	22,638	(85,049)	21,496	74,550

	06.30.18
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
				(In million of ARS)
Revenues	9,497	-	49,066	-	-	1,494	60,057
Costs	(5,957)	-	(35,189)	-	-	(789)	(41,935)
Gross profit	3,540	-	13,877	-	-	705	18,122
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-
General and administrative expenses	(578)	-	(4,594)	-	(854)	(1,207)	(7,233)
Selling expenses	(200)	-	(10,059)	-	-	(380)	(10,639)
Other operating results, net	256	-	772	-	1,141	(33)	2,136
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	3,018	-	(4)	-	287	(915)	2,386
Share of profit / (loss) of associates and joint ventures	158	-	-	-	-	(580)	(422)
Segment profit / (loss)	3,176	-	(4)	-	287	(1,495)	1,964

Reportable assets	298,031	29,579	110,723	27,247	47,432	50,642	563,654
Reportable liabilities	(231,693)	-	(86,280)	-	(155,567)	(5,516)	(479,056)
Net reportable assets	66,338	29,579	24,443	27,247	(108,135)	45,126	84,598

Results of Operations for the fiscal years ended June 30, 2020 and 2019

Below is a summary of the Company’s operating segments and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2020 and 2019.

	Agricultural Business			Urban Properties and Investment Business									Total segment information			Joint Ventures			Adjustments			Elimination of inter-segment transactions and non-reportable assets/ liabilities			Total income statement/ statement of financial position
				Operations Center in Argentina			Operations Center in Israel			Subtotal
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
	(In million of ARS)
Revenues	26,259	19,061	7,198	11,138	15,056	(3,918)	81,637	73,537	8,100	92,775	88,593	4,182	119,034	107,654	11,38	(60)	(93)	33	3,100	3,706	(606)	(818)	(526)	(292)	121,256	110,741	10,515
Costs	(22,283)	(16,165)	(6,118)	(2,755)	(3,201)	446	(56,296)	(52,426)	(3,870)	(59,051)	(55,627)	(3,424)	(81,334)	(71,792)	(9,542)	53	67	(14)	(3,230)	(3,855)	625	540	196	344	(83,971)	(75,384)	(8,587)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the	2,623	2,035	588	-	-	-	-	-	-	-	-	-	2,623	2,035	588	-	-	-	-	-	-	204	270	(66)	2,827	2,305	522
point of harvest
Changes in the net realizable	657	(43)	700	-	-	-	-	-	-	-	-	-	657	(43)	700	-	-	-	-	-	-	-	-	-	657	(43)	700
value of agricultural produce
after harvest
Gross profit	7,256	4,888	2,368	8,383	11,855	(3,472)	25,341	21,111	4,23	33,724	32,966	758	40,98	37,854	3,126	(7)	(26)	19	(130)	(149)	19	(74)	(60)	(14)	40,769	37,619	3,150
Net gain / (loss) from changes in the fair value of investment properties	780	-	780	33,464	(39,477)	72,941	(2,989)	892	(3,881)	30,475	(38,585)	69,060	31,255	(38,585)	69,84	(263)	839	-1,102	-	-	-	-	-	-	30,992	(37,746)	68,738
Gain from disposal of farmlands	838	665	173	-	-	-	-	-	-	-	-	-	838	665	173	-	-	-	-	-	-	-	-	-	838	665	173
General and administrative expenses	(1,419)	(1,525)	106	(2,150)	(2,668)	518	(8,764)	(8,031)	(733)	(10,914)	(10,699)	(215)	(12,333)	(12,224)	(109)	15	17	-2	-	-	-	51	55	(4)	(12,267)	(12,152)	(115)
Selling expenses	(2,610)	(1,717)	(893)	(1,232)	(1,085)	(147)	(12,544)	(11,192)	(1,352)	(13,776)	(12,277)	(1,499)	(16,386	(13,994	(2,392)	19	7	12	-	-	-	19	11	8	(16,348)	(13,976)	(2,372)
Impairment of associates	-	-	-	-	-	-	(2,470)	-	(2,470)	(2,470)	-	(2,470)	(2,470)	-	(2,470)	-	-	-	-	-	-	-	-	-	(2,47)	-	(2,470)
Other operating results, net	1,662	819	843	(48)	(659)	611	1,127	742	385	1,079	83	996	2,741	902	1,839	18	193	-175	17	17	-	-6	(11)	5	2,77	1,101	1,669
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(211)	-	(211)	-	-	-	(211)	-	(211)
Profit/ (loss) from operations	6,507	3,130	3,377	38,417	(32,034)	70,451	(299)	3,522	(3,821)	38,118	(28,512)	66,630	44,625	(25,382)	70,007	(218)	1,03	(1,248)	(324)	(132)	(192)	(10)	(5)	(5)	44,073	(24,489)	68,562
Share of profit / (loss) of	127	11	116	7,047	(6,183)	13,230	1,299	(150)	1,449	8,346	(6,333)	14,679	8,473	(6,322)	14,795	169	(1,006)	1,175	-	-	-	20	-	20	8,662	(7,328)	15,990
associates and joint ventures
Segment profit/ (loss)	6,634	3,141	3,493	45,464	(38,217)	83,681	1	3,372	(2,372)	46,464	(34,845)	81,309	53,098	(31,704)	84,802	(49)	24	(73)	(324)	(132)	(192)	10	(5)	15	52,735	(31,817)	84,552

(I) Represents the equity value of joint ventures that were proportionately consolidates for information segment purposes.
(II) Includes gross profit / (loss) of ARS (149) million corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of June 30, 2020 and 2019, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the fiscal years ended June 30, 2020 and 2019.

	Agricultural Production			Land Transformation and Sales			Corporate			Others			Total
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
(In million of ARS)
Revenues	17,186	11,100	6,086	-	-	-	-	-	-	9,073	7,961	1,112	26,259	19,061	7,198
Costs	(14,676)	(9,466)	(5,210)	(25)	(24)	(1)	-	-	-	(7,582)	(6,675)	(907)	(22,283)	(16,165)	(6,118)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,613	2,029	584	-	-	-	-	-	-	10	6	4	2,623	2,035	588
Changes in the net realizable value of agricultural produce after harvest	657	(43)	700	-	-	-	-	-	-	-	-	-	657	(43)	700
Gross profit / (loss)	5,780	3,620	2,160	(25)	(24)	(1)	-	-	-	1,501	1,292	209	7,256	4,888	2,368
Net gain / (loss) from changes in the fair value of investment properties	-	-	-	780	-	780	-	-	-	-	-	-	780	-	780
Gain from disposal of farmlands	-	-	-	838	665	173	-	-	-	-	-	-	838	665	173
General and administrative expenses	(953)	(959)	6	(3)	(3)	-	(177)	(274)	97	(286)	(289)	3	(1,419)	(1,525)	106
Selling expenses	(1,815)	(1,026)	(789)	(1)	(1)	-	-	-	-	(794)	(690)	(104)	(2,610)	(1,717)	(893)
Other operating results, net	454	428	26	962	244	718	-	-	-	246	147	99	1,662	819	843
Profit/ (loss) from operations	3,466	2,063	1,403	2,551	881	1,670	(177)	(274)	97	667	460	207	6,507	3,130	3,377
Share of profit / (loss) of associates	55	57	(2)	-	-	-	-	-	-	72	(46)	118	127	11	116
Segment profit/ (loss)	3,521	2,120	1,401	2,551	881	1,670	(177)	(274)	97	739	414	325	6,634	3,141	3,493

Urban Properties and Investment Business

Operations Center in Argentina

	Shopping Malls			Offices			Sales and development			Hotels			International			Corporate			Others			Total
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
	(In million of ARS)
Revenues	5,935	8,541	(2,606)	2,358	2,239	119	735	1,119	(384)	2,021	2,953	(932)	11	14	(3)	-	-	-	78	190	(112)	11,138	15,056	(3,918)
Costs	(567)	(776)	209	(144)	(153)	9	(690)	(527)	(163)	(1,244)	(1,588)	344	(12)	(6)	(6)	-	-	-	(98)	(151)	53	(2,755)	(3,201)	446
Gross profit / (loss)	5,368	7,765	(2,397)	2,214	2,086	128	45	592	(547)	777	1,365	(588)	(1)	8	(9)	-	-	-	(20)	39	(59)	8,383	11,855	(3,472)
Net gain / (loss) from changes in the fair value of investment properties	(2,105)	(40,582)	38,477	22,756	747	22,009	12,179	726	11,453	-	-	-	-	6	(6)	-	-	-	634	(374)	1,008	33,464	(39,477	72,941
General and administrative expenses	(829)	(945)	116	(220)	(206)	(14)	(228)	(283)	55	(365)	(492)	127	(110)	(110)	-	(282)	(519)	237	(116)	(113)	(3)	(2,150)	(2,668	518
Selling expenses	(709)	(530)	(179)	(85)	(99)	14	(197)	(119)	(78)	(230)	(316)	86	-	-	-	-	-	-	(11)	(21)	10	(1,232)	(1,085	(147)
Other operating results, net	(38)	(109)	71	(30)	(40)	10	(27)	(286)	259	(20)	114	(134)	-	(24)	24	-	-	-	67	(314)	381	(48)	(659)	611
Profit / (loss) from operations	1,687	(34,401)	36,088	24,635	2,488	22,147	11,772	630	11,142	162	671	(509)	(111)	(120)	9	(282)	(519)	237	554	(783)	1,337	38,417	(32,034)	70,451
Share of profit / (loss) of associates and	-	-	-	-	-	-	-	(37)	37	-	-	-	7,377	(3,679)	11,056	-	-	-	(330)	(2,467)	2,137	7,047	(6,183)	13,230
joint ventures
Segment profit / (loss)	1,687	(34,401)	36,088	24,635	2,488	22,147	11,772	593	11,179	162	671	(509)	7,266	(3,799)	11,065	(282)	(519)	237	224	(3,250)	3,474	45,464	(38,217)	83,681

Operations Center in Israel

The following table shows a summary of the Urban Properties and Investment Business lines of the Operations Center in Israel for the fiscal years ended June 30, 2020 and 2019.

	Real Estate			Supermarkets			Telecommunications			Corporate			Others			Total
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
(In million of ARS)
Revenues	12,954	14,392	(1,438)	-	-	-	64,838	57,506	7,332	-	-	-	3,845	1,639	2,206	81,637	73,537	8,100
Costs	(6,787)	(9,121)	2,334	-	-	-	(47,231)	(42,424)	(4,807)	-	-	-	(2,278)	(881)	(1,397)	(56,296)	(52,426)	(3,870)
Gross profit / (loss)	6,167	5,271	896	-	-	-	17,607	15,082	2,525	-	-	-	1,567	758	809	25,341	21,111	4,230
Net gain / (loss) from changes in the fair value of investment properties	(2,989)	892	(3,881)	-	-	-	-	-	-	-	-	-	-	-	-	(2,989)	892	(3,881)
General and administrative expenses	(812)	(707)	(105)	-	-	-	(5,519)	(4,779)	(740)	(1,071)	(1,058)	(13)	(1,362)	(1,487)	125	(8,764)	(8,031)	(733)
Selling expenses	(223)	(197)	(26)	-	-	-	(11,887)	(10,562)	(1,325)	-	-	-	(434)	(433)	(1)	(12,544)	(11,192)	(1,352)
Impairment of associates	(2,470)	-	(2,470)	-	-	-	-	-	-	-	-	-	-	-	-	(2,470)	-	(2,470)
Other operating results, net	(296)	-	(296)	-	-	-	501	397	104	(48)	-	(48)	970	345	625	1,127	742	385
Profit / (loss) from operations	(623)	5,259	(5,882)	-	-	-	702	138	564	(1,119)	(1,058)	(61)	741	(817)	1,558	(299)	3,522	(3,821)
Share of profit / (loss) of associates and joint ventures	1,495	37	1,458	1,063	717	346	(265)	-	(265)	-	-	-	(994)	(904)	(90)	1,299	(150)	1,449
Segment profit / (loss)	872	5,296	(4,424)	1,063	717	346	437	138	299	(1,119)	(1,058)	(61)	(253)	(1,721)	1,468	1,000	3,372	(2,372)

Revenues 2020 vs. 2019

Total revenues, according to the income statement, increased by ARS 10,515 million (9.5%), from ARS 110,741 million in the fiscal year ended June 30, 2019 to ARS 121,256 million in the fiscal year ended June 30, 2020. Such increase was mainly due to a ARS 6,918 million increase in the Agricultural Business, which went from ARS 18,574 million in the fiscal year ended June 30, 2019 to ARS 25,492 million in the fiscal year ended June 30, 2020, and a ARS 3,597 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation is attributable to ARS 8,100 million increase in the Operations Center in Israel offset by ARS 4,503 million decrease in the Operations Center in Argentina mainly explained by the closure of operations of shopping malls since March 20, 2020 due to COVID-19 pandemic.

Revenues from our joint ventures increased by ARS 33 million (35.5%), from a loss of ARS 93 million in the fiscal year ended June 30, 2019 (out of which ARS 76 million are allocated to the Shopping Malls segment;ARS 16 million to the Offices segment, and ARS 1 million to the Sales and Developments segment of the Operations Center in Argentina) to a loss of ARS 60 million in the fiscal year ended June 30, 2020 (out of which ARS 52 million are allocated to the Shopping Malls segment and ARS 8 million to the Offices segment of the Operations Center in Argentina).

In turn, total revenues on account of building administration expenses and promotion fund decreased by ARS 606 million (16.4%), from ARS 3,706 million in the fiscal year ended June 30, 2019 to ARS 3,100 million in the fiscal year ended June 30, 2020.

Revenues from inter-segment transactions varied by ARS 292 million (55.5%), from ARS 526 million in the fiscal year ended June 30, 2019 to ARS 818 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total revenues increased by ARS 11,380 million (10.6%), from ARS 107,654 million in the fiscal year ended June 30, 2019 to ARS 119,034 million in the fiscal year ended June 30, 2020. This was mainly due to a ARS 7,198 million increase in the Agricultural Business and a ARS 4,182 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business the variation is due to ARS 8,100 million increase in the Operations Center in Israel, offset by ARS 3,918 million decrease in the Operations Center in Argentina.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues increased by ARS 7,198 million (37.8%), from ARS 19,061 million in the fiscal year ended June 30, 2019 to ARS 26,259 million in the fiscal year ended June 30, 2020.

Agricultural Production. Revenues from the Agricultural Production segment rose by 54.8% from ARS 11,100 million during the fiscal year ended June 30, 2019 to ARS 17,186 million during the fiscal year ended June 30, 2020. Such increase is mainly attributable to:

●
An ARS 4,485 million increase in revenues from crop sales, resulting from a 5.1% decrease in the average price of crops sold, from ARS 13,831 per ton in fiscal year ended June 30, 2019 to ARS 13,125 per ton in fiscal year ended June 30, 2020, offset by an increase of 368,865 tons in the volume of crops sold in fiscal year ended June 30, 2020 as compared to the previous fiscal year.

●
An ARS 526 million rise in revenues from sugarcane sales, resulting from an increase of 260,753 tons (13%) in the volume of sugarcane sold in the fiscal year ended June 30, 2020 compared to the previous fiscal year, coupled with a 6% rise in the average price of sugarcane sold, from ARS 1,349 per ton in fiscal year ended June 30, 2019 to ARS 1,427 per ton in fiscal year ended June 30, 2020, as a result of an improvement in sugarcane quality (higher TRS, i.e., total recoverable sugar);

●
An ARS 1,047 million increase in revenues from cattle sales, primarily attributable to a 45% rise in tons of cattle sold in the fiscal year ended June 30, 2020 compared to the previous fiscal year, coupled with a 57% rise in the average price of cattle; and

●
An ARS 28 million increase in revenues from leases and services attributable to: (i) an increase of ARS 252 million (70%) in revenues from seed production mainly caused by an increase in the hectares leased to third parties in Brazil plus the collection of an additional amount on account of productivity over the yields, offset by a decrease in the sales price of the corn and soybean seed service in Argentina; and (ii) a ARS 67 million decrease in revenues from feedlot services and pastures.

Others. Revenues from the Others segment increased by 14.0% from ARS 7,961 million during the fiscal year ended June 30, 2019 to ARS 9,073 million during the fiscal year ended June 30, 2020. Such increase is mainly attributable to:

●
An ARS 464 million increase in revenues from agro-industrial activities, due to the fact that, although the volume remained stable, in this fiscal year the share of sales to the external market increased over total sales, generating a double impact on gain (loss) by the effect of the increase in the exchange rate. The volume of domestic sales decreased, but prices remained in line with the inflation for the fiscal year.

●
An ARS 648 million increase in revenues from sales on consignment, brokerage fees and others, due to a higher volume of crop trading transactions and sales of supplies in the current year, boosted by the effect of devaluation.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues increased by ARS 4,182 million (4.7%), from ARS 88,593 million in the fiscal year ended June 30, 2019 (out of which ARS 73,537 million derive from the Operations Center in Israel and ARS 15,056 million from the Operations Center in Argentina) to ARS 92,775 million in the fiscal year ended June 30, 2020 (out of which ARS 81,637 million derive from the Operations Center in Israel and ARS 11,138 million from the Operations Center in Argentina). Excluding the revenues from the Operations Center in Israel, revenues, according to information by segments, decreased by 26.0%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased by 30.5% from ARS 8,541 million during the fiscal year ended June 30, 2019 to ARS 5,935 million during the fiscal year ended June 30, 2020. Such fall is mainly attributable to: (i) a ARS 1,910 million decrease in revenues from permanent and variable leases (total sales of our lessees dropped from ARS 94,436 million during the fiscal year ended June 30, 2019 to ARS 69,965 million during the fiscal year ended June 30, 2020; (ii) an ARS 196 million decrease in Other revenues mainly attributable to the termination of the Walmart agreement; (iii) an ARS 186 million decrease in revenues from parking fees; and (iv) an ARS 151 million decrease in revenues from admission fees.

Offices. Revenues from the Offices segment increased by 5.3% from ARS 2,239 million during the fiscal year ended June 30, 2019 to ARS 2,358 million during the fiscal year ended June 30, 2020. The variation is mainly attributable to a 6% increase in revenues from leases from ARS 2,199 million during the fiscal year ended June 30, 2020 to ARS 2,330 million during the fiscal year ended June 30, 2020, mainly as a result of an increase in the rental of the PH Office Park and Zeta Buildings and the effect of the exchange rate variation.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 34.3% decrease, from ARS 1,119 million during the fiscal year ended June 30, 2019 to ARS 735 million during the fiscal year ended June 30, 2020. This segment often varies significantly from fiscal year to fiscal year due to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenues from our Hotels segment decreased by 31.6% from ARS 2,953 million during the fiscal year ended June 30, 2019 to ARS 2,021 million during the fiscal year ended June 30, 2020, mainly due to a decrease in revenues from Hoteles Argentino S.A.U. as a result of the deflagging process and due to the fact that revenues were significantly affected by a decline in the activity since March due to the outbreak of the COVID-19 pandemic.

International. Revenues from our International segment decreased by 21.4% to ARS 11 million during the fiscal year ended June 30, 2020 due to an ARS 3 million decrease in revenues from leases.

Corporate. Revenues associated with our Corporate segment showed no variations for the reported fiscal years.

Others. Revenues from the Others segment decreased by 58.9% from ARS 190 million during the fiscal year ended June 30, 2019 to ARS 78 million during the fiscal year ended June 30, 2020, mainly due to a decrease in revenues from La Arena and La Rural S.A., OFC S.R.L., Ogden S.A. and Entretenimiento Universal S.A. – Unión Transitoria – (administrator of the Centro de Convenciones y Exposiciones de la Ciudad de Buenos Aires).

Operations Center in Israel

Real Estate. Revenues from the Real Estate segment decreased from ARS 14,392 million during the fiscal year ended June 30, 2019 to ARS 12,954 million during the fiscal year ended June 30, 2020. Such variation was due to drop in the sale of residential units partially offset by an actual depreciation of the Argentine Peso of approximately 13%.

Telecommunications. Revenues from the Telecommunications segment increased from ARS 57,506 million during the fiscal year ended June 30, 2019 to ARS 64,838 million during the fiscal year ended June 30, 2020. Such variation was due to an actual depreciation of the Argentine Peso of approximately 13% because, in actual fact, there was no significant variation since revenues from television and Internet services increased to the same extent as revenues from mobile and roaming services decreased.

Others. Revenues from the Others segment increased from ARS 1,639 million during the fiscal year ended June 30, 2019 to ARS 3,845 million during the fiscal year ended June 30, 2020. Such variation was due to a drop in revenues from Epsilon offset by an actual depreciation of the Argentine peso of approximately 13%.

Costs 2020 vs. 2019

Total costs, according to the income statement, increased by ARS 8,587 million (11.4%), from ARS 75,384 million in the fiscal year ended June 30, 2019 to ARS 83,971 million in the fiscal year ended June 30, 2020. This was mainly due to a ARS 5,774 million increase in the Agricultural Business, from ARS 15,969 million in the fiscal year ended June 30, 2019 to ARS 21,743 million in the fiscal year ended June 30, 2020, and a ARS 2,813 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation is due to an increase in the Operations Center in Israel of ARS 3,870 million offset by an ARS 1,057 million decrease in the Operations Center in Argentina.

Costs from our joint ventures decreased by ARS 14 million (20.9%), from a profit of ARS 67 million in the fiscal year ended June 30, 2019 (out of which ARS 17 million are allocated to the Shopping Malls segment; ARS 42 million to the Offices segment and ARS 8 million to the Sales and Developments segment of the Operations Center in Argentina) to a profit of ARS 53 million in the fiscal year ended June 30, 2020 (out of which ARS 7 million are allocated to the Shopping Malls segment; ARS 40 million to the Offices segment and ARS 6 million to the Sales and Developments segment of the Operations Center in Argentina).

In turn, total costs on account of building administration expenses and promotion fund decreased by ARS 625 million (16.2%), from ARS 3,855 million in the fiscal year ended June 30, 2019 to ARS 3,230 million in the fiscal year ended June 30, 2020.

Costs from inter-segment transactions varied by ARS 344 million (175.5%), from ARS 196 million in the fiscal year ended June 30, 2019 to ARS 540 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account profit / (loss) from operations from our joint businesses and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total costs increased by ARS 9,542 million (13.3%), from ARS 71,792 million in the fiscal year ended June 30, 2019 to ARS 81,334 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 6,118 million increase in the Agricultural Business and a ARS 3,424 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation derives from a decrease in the Operations Center in Israel of ARS 3,870 million and an increase in the Operations Center in Argentina of ARS 446 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs increased by ARS 6,118 million (37.8%), from ARS 16,165 million in the fiscal year ended June 30, 2019 to ARS 22,283 million in the fiscal year ended June 30, 2020. The costs of the Agricultural Business, measured as a percentage of revenues from this segment, increased from 84.8% during the fiscal year ended June 30, 2019 to 84.9% during the fiscal year ended June 30, 2020.

Agricultural Production. The costs of the Agricultural Production segment increased by 55.0% from ARS 9,466 million during the fiscal year ended June 30, 2019 to ARS 14,676 million during the fiscal year ended June 30, 2020, primarily as a consequence of:

●
An ARS 3,626 million increase in costs of crop sales, mainly resulting from an 8% decrease in the average cost per ton of crops sold in the fiscal year ended June 30, 2020, from ARS 16,026 million in the fiscal year ended June 30, 2019 to ARS 14,525 million in the fiscal year ended June 30, 2020; offset by an increase of 368,865 tons in the volume of crops sold in the fiscal year ended June 30, 2020 as compared to the previous fiscal year.

●
An ARS 682 million increase in the costs of sugarcane sales, mainly as a result of an increase of 260,753 tons (13%) in the volume of sugarcane sold in the fiscal year ended June 30, 2020 compared to the previous fiscal year, coupled with a 14% rise in the average cost of sugarcane per ton sold in the fiscal year, from ARS 1,176 per ton in the fiscal year ended June 30, 2019 to ARS 1,344 per ton in the fiscal year ended June 30, 2020;

●
An ARS 897 million increase in the costs of cattle and milk sales, mainly as a result of the additional 4,220 tons of cattle sold in the fiscal year ended June 30, 2020 compared to the previous fiscal year, coupled with a 54% rise in the average cost of cattle sold; and

●
An ARS 5 million increase in costs of leases and services, mainly attributable to an ARS 105 million increase in the Feedlot service cost and an ARS 69 million drop in lease costs and seed production.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 85.3% during the fiscal year ended June 30, 2019 to 85.4% during the fiscal year ended June 30, 2020.

Land transformation and sales. The costs of the Land transformation and sales segment increased by 4.2% from ARS 24 million during the fiscal year ended June 30, 2019 to ARS 25 million during the fiscal year ended June 30, 2020.

Others. The costs of the Others segment increased by 13.6% from ARS 6,675 million during the fiscal year ended June 30, 2019 to ARS 7,582 million during the fiscal year ended June 30, 2020, mainly as a result of:

●
An ARS 273 million increase in agro-industrial costs, mostly driven by a rise in acquisition costs of all of its components.

●
An ARS 634 million increase in other segments, mainly triggered by the sale of supplies.

The costs of the Others segment, measured as a percentage of revenues from this segment, decreased from 83.8% during the fiscal year ended June 30, 2019 to 83.6% during the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs increased by ARS 3,424 million (6.2%), from ARS 55,627 million in the fiscal year ended June 30, 2019 (out of which ARS 52,426 million derive from the Operations Center in Israel and ARS 3,201 million from the Operations Center in Argentina) to ARS 59,051 million in the fiscal year ended June 30, 2020 (out of which ARS 56,296 million derive from the Operations Center in Israel and ARS 2,755 million from the Operations Center in Argentina). Excluding the costs from the Operations Center in Israel, costs, according to information by segments, increased by 13.9%. Likewise, total costs, measured as a percentage of total revenues, according to information by segments, increased from 62.8% during the fiscal year ended June 30, 2019 to 63.6% during the fiscal year ended June 30, 2020, mainly derived from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total costs, measured as a percentage of total revenues, increased from 21.3% during the fiscal year ended June 30, 2019 to 24.7% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 26.9%, from ARS 776 million during the fiscal year ended June 30, 2019 to ARS 567 million during the fiscal year ended June 30, 2020, mainly due to: (i) a decrease in leases and building administration expenses of ARS 130 million (mainly caused by the absorption of the building administration expenses deficit during the previous fiscal year); and (ii) a decrease in salaries, social security and other personnel expenses of ARS 78 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 9.1% during the fiscal year ended June 30, 2019 to 9.6% during the fiscal year ended June 30, 2020.

Offices. Costs associated with the Offices segment increased by 5.9%, from ARS 153 million during the fiscal year ended June 30, 2019 to ARS 144 million during the fiscal year ended June 30, 2020, mainly due to (i) an increase in leases and building administration expenses of ARS 33 million, offset by (ii) a decrease in maintenance expenses of ARS 12 million; and (iii) a decrease in amortization and depreciation of ARS 11 million. Costs associated with the Offices segment, measured as a percentage the revenues from this segment, decreased from 6.8% during the fiscal year ended June 30, 2019 to 6.1% during the fiscal year ended June 30, 2020.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 30.9% increase from ARS 527 million during the fiscal year ended June 30, 2019 to ARS 690 million during the fiscal year ended June 30, 2020, mainly due to (i) the barter of the Coto air space, thus triggering costs in the nature of fees and compensation for services of ARS 53 million and an increase in the cost of goods and services sold of ARS 18 million and (ii) higher costs of goods and services sold related to Catalinas of ARS 48 million. Costs associated with the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 47.1% during the fiscal year ended June 30, 2019 to 93.9% during the fiscal year ended June 30, 2020.

Hotels. Costs associated with the Hotels segment decreased by 21.7%, from ARS 1,588 million during the fiscal year ended June 30, 2019 to ARS 1,244 million during the fiscal year ended June 30, 2020, mainly as a result of (i) a ARS 188 million decrease in the costs of salaries, social security and other personnel expenses; and (ii) a ARS 67 million decrease in maintenance, repairs and services; (iii) a ARS 38 million decrease in food, beverages and other hotel expenses, and (iv) a ARS 34 million increase in fees and compensation for services. Costs associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 53.8% during the fiscal year ended June 30, 2019 to 61.6% during the fiscal year ended June 30, 2020.

International. Costs associated with the International segment increased 100%, amounting to ARS 12 million during the fiscal year ended June 30, 2020 and ARS 6 million during the fiscal year ended June 30, 2019, mainly due to (i) an ARS 4 million increase in maintenance, repairs and services; (ii) an ARS 1 million increase in fees and compensation for services; and (iii) an ARS 1 million increase in taxes, fees and contributions. Costs associated with the International segment, measured as a percentage of revenues from this segment, increased from 42.9% during the fiscal year ended June 30, 2019 to 109.1% during the fiscal year ended June 30, 2020.

Corporate. Costs associated with the Corporate segment did not vary in the reported fiscal years.

Others. Costs associated with the Others segment decreased by 35.1%, from ARS 151 million during the fiscal year ended June 30, 2019 to ARS 98 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 34 million decrease in leases and building administration expenses; (ii) an ARS 29 million decrease in taxes, fees and contributions; and (iii) an ARS 21 million decrease in fees and compensation for services; partially offset by (iv) an ARS 36 million increase in depreciation and amortization.

Operations Center in Israel

Real Estate. Costs associated with the Real Estate segment decreased from ARS 9,121 million during the fiscal year ended June 30, 2019 to ARS 6,787 million during the fiscal year ended June 30, 2020. This variation was due to a decrease in costs as a result of the write-off of residential units sold, offset by a 13% depreciation approximately.

Telecommunications. Costs associated with the Telecommunications segment increased from ARS 42,424 million during the fiscal year ended June 30, 2019 to ARS 47,231 million during the fiscal year ended June 30, 2020. Such variation was due to an actual depreciation of the NIS against the Argentine Peso of approximately 13%.

Others. Costs associated with the Others segment increased from ARS 881 million during the fiscal year ended June 30, 2019 to ARS 2,278 million during the fiscal year ended June 30, 2020. This variation was due to a drop in the costs of Bartan and Epsilon, offset by an actual depreciation of the NIS against the Argentine Peso of approximately 13%.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2020 vs. 2019

The profit from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest, according to the income statement, increased by ARS 522 million (22.6%), from ARS 2,305 million in the fiscal year ended June 30, 2019 to ARS 2,827 million in the fiscal year ended June 30, 2020.

There is no profit / (loss) from our joint ventures in relation to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest.

There is no profit / (loss) on account of building administration expenses and promotion fund in relation to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest.

The profit/ (loss) related to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest from inter-segment transactions varied by ARS 66 million (24.4%), from ARS 270 million in the fiscal year ended June 30, 2019 to ARS 204 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the profit / (loss) from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by ARS 588 million (28.9%), from ARS 2,035 million in the fiscal year ended June 30, 2019 to ARS 2,623 million in the fiscal year ended June 30, 2020.

Such variation was mainly as a result of:

●
Profits from cattle production of ARS 171 million, mainly generated by Argentina, due the fact that cattle prices during this fiscal year had a better performance vis-à-vis inflation, thus generating a positive variation both in holding profit / (loss) and in profit / (loss) from sales, also favored by an increase in head of cattle sold compared to the previous fiscal year (170%);

●
A decrease in profits from crop production of ARS 324 million, mainly due to a decrease in profits from soybean production as a result of a greater planted area;

●
An increase in profits from sugarcane production of ARS 691 million, mainly in Brazil, as a result of better yields, prices and an increase in total recoverable sugar (TRS) during this fiscal year; and

●
An increase in profits from the agro-industrial activity of ARS 4 million

Changes in the net realizable value of agricultural produce after harvest 2020 vs. 2019

Profits /(losses) from total changes in the net realizable value of agricultural produce after harvest, according to the income statement, increased by ARS 700 million (1,627.9%), from a loss of ARS 43 million in the fiscal year ended June 30, 2019 to a profit of ARS 657 million in the fiscal year ended June 30, 2020.

Such variation is mainly generated by Argentina, due to the increase in prices as a result of the Peso depreciation, boosted by a bigger grain stock obtained during the 19-20 crop year.

Gross profit 2020 vs. 2019

As a result of the above mentioned factors, total gross profit, according to the income statement, increased by ARS 3,150 million (8.4%), from ARS 37,619 million in the fiscal year ended June 30, 2019 to ARS 40,769 million in the fiscal year ended June 30, 2020. This was mainly due to the ARS 2,366 million increase in the Agricultural Business, from ARS 4,867 million in the fiscal year ended June 30, 2019 to ARS 7,233 million in the fiscal year ended June 30, 2020, and a ARS 784 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation is due to an increase in the Operations Center in Israel of ARS 4,230 million, offset by a decrease in the Operations Center in Argentina of ARS 3,446 million.

Gross (profit) / loss from our joint ventures increased by ARS 19 million (73.1%), from a loss of ARS 26 million in the fiscal year ended June 30, 2019 to a loss of ARS 7 million in the fiscal year ended June 30, 2020.

In turn, total gross (profit) / loss on account of building administration expenses and promotion fund increased by ARS 19 million (12.8%), from a loss of ARS 149 million in the fiscal year ended June 30, 2019 (out of which a loss of ARS 144 million derives from the Shopping Malls segment and a loss of ARS 5 million derives from the Offices segment) to a loss of ARS 130 million in the fiscal year ended June 30, 2020 (out of which a loss of ARS 116 million derives from the Shopping Malls segment and another loss of ARS 14 million derives from the Offices segment).

Gross profit / (loss) generated by inter-segment transactions varied by ARS 14 million (23.3%), from ARS 60 million in the fiscal year ended June 30, 2019 to ARS 74 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total gross profits increased by ARS 3,126 million (8.3%), from ARS 37,854 million in the fiscal year ended June 30, 2019 to ARS 40,980 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 2,368 million increase in the Agricultural Business and a ARS 758 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation was generated by an increase in the Operations Center in Israel of ARS 4,230 million, offset by a decrease in the Operations Center in Argentina of ARS 3,472 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit rose by ARS 2,368 million (48.4%), from ARS 4,888 million in the fiscal year ended June 30, 2019 to ARS 7,256 million in the fiscal year ended June 30, 2020. Gross profit from the Agricultural Business, measured as a percentage of revenues from this segment, increased from 25.6% during the fiscal year ended June 30, 2019 to 27.6% during the fiscal year ended June 30, 2020.

Agricultural Production. Gross profit from this segment increased by 59.7% from ARS 3,620 million in the fiscal year ended June 30, 2019 to ARS 5,780 million in the fiscal year ended June 30, 2020.

Land Transformation and Sales. Gross profit from this segment decreased by 4.2% from ARS 24 million in the fiscal year ended June 30, 2019 to ARS 25 million in the fiscal year ended June 30, 2020.

Others. Gross profit from this segment increased by 16.2% from ARS 1,292 million in the fiscal year ended June 30, 2019 to ARS 1,501 million in the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit increased by ARS 758 million (2.3%), from ARS 32,966 million in the fiscal year ended June 30, 2019 (out of which ARS 21,111 million derive from the Operations Center in Israel and ARS 11,855 million from the Operations Center in Argentina) to ARS 33,724 million in the fiscal year ended June 30, 2020 (out of which ARS 25,341 million derive from the Operations Center in Israel and ARS 8,383 million from the Operations Center in Argentina). Excluding gross profit from the Operations Center in Israel, gross profit, according to information by segments, increased by 29.3%. In addition, total gross profit, measured as a percentage of total revenues, according to information by segments, decreased from 37.2% during the fiscal year ended June 30, 2019 to 36.4% during the fiscal year ended June 30, 2020, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total gross profit, measured as a percentage of total revenues, decreased from 78.7% during the fiscal year ended June 30, 2019 to 75.3% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 30.9%, from ARS 7,765 million during the fiscal year ended June 30, 2019 to ARS 5,368 million during the fiscal year ended June 30, 2020, mainly as a result of a decrease in total sales of our lessees in real terms, thus resulting in lower percentage rentals under our lease agreements. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, decreased slightly from 90.9% during the fiscal year ended June 30, 2019 to 90.4% during the fiscal year ended June 30, 2020.

Offices. Gross profit from the Offices segment increased by 6.1%, from ARS 2,086 million during the fiscal year ended June 30, 2019 to ARS 2,214 million during the fiscal year ended June 30, 2020. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, increased from 93.2% during the fiscal year ended June 30, 2019 to 93.9% during the fiscal year ended June 30, 2020.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 92.4%, from ARS 592 million during the fiscal year ended June 30, 2019 to ARS 45 million during the fiscal year ended June 30, 2020. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 52.9% during the fiscal year ended June 30, 2019 to 6.1% during the fiscal year ended June 30, 2020.

Hotels. Gross profit from the Hotels segment decreased by 43.1% from ARS 1,365 million during the fiscal year ended June 30, 2019 to ARS 777 million during the fiscal year ended June 30, 2020. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 46.2% during the fiscal year ended June 30, 2019 to 38.4% during the fiscal year ended June 30, 2020.

International. Gross profit from the International segment decreased by 112.5%, recording a gross profit of ARS 8 million during the fiscal year ended June 30, 2019 and a gross loss of ARS 1 million during the fiscal year ended June 30, 2020. Gross (profit) / loss from the International segment, measured as a percentage of revenues from this segment, decreased from a 57.1% profit during the fiscal year ended June 30, 2019 to a 9.1% loss during the fiscal year ended June 30, 2020.

Corporate. Gross profit from the Corporate segment did not show any variations during the reported fiscal years.

Others. Gross profit from the Others segment decreased by 151.3% from a profit of ARS 39 million during the fiscal year ended June 30, 2019 to a loss of ARS 20 million during the fiscal year ended June 30, 2020. Gross profit from the Others segment, measured as a percentage of revenues from this segment, decreased from a 20.5% profit during the fiscal year ended June 30, 2019 to a 25.6% loss during the fiscal year ended June 30, 2020.

Operations Center in Israel

Real Estate. Gross profit from the Real Estate segment increased from ARS 5,271 million during the fiscal ended June 30, 2019 to ARS 6,167 million during the fiscal year ended June 30, 2020. Such variation was mainly due to an actual depreciation of approximately 13%. Gross profit from this segment, as a percentage of revenues, increased from 36.6% during the fiscal year ended 2019 to 47.6% during the fiscal year ended 2020.

Telecommunications. Gross profit from the Telecommunications segment increased from ARS 15,082 million during the fiscal year ended June 30, 2019 to ARS 17,607 million during the fiscal year ended June 30, 2020. Such variation was mainly due to an actual depreciation of approximately 13%. Gross profit from this segment, as a percentage of revenues, increased slightly from 26.2% during the fiscal year ended June 30, 2019 to 27.2% during the fiscal year ended June 30, 2020.

Others. Gross profit from the Others segment increased from ARS 758 million during the fiscal year ended June 30, 2019 to ARS 1,567 million during the fiscal year ended June 30, 2020. Such variation was mainly due to an actual depreciation of approximately 13%. Gross profit from this segment, as a percentage of revenues, decreased slightly from 46.2% during the fiscal year ended June 30, 2019 to 40.8% during the fiscal year ended June 30, 2020.

Net gain (loss) from changes in the fair value of investment properties 2020 vs. 2019

Total gain (loss) from changes in the fair value of investment properties, according to the income statement, increased by ARS 68,738 million (182.1%), from a loss of ARS 37,746 million in the fiscal year ended June 30, 2019 to a gain of ARS 30,992 million in the fiscal year ended June 30, 2020. This was mainly due to a ARS 780 million increase in the Agricultural Business, from a loss of ARS 0 million in the fiscal year ended June 30, 2019 to a gain of ARS 780 million in the fiscal year ended June 30, 2020, and a ARS 67,958 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an ARS 3,881 million decrease in the Operations Center in Israel and an ARS 71,839 million increase in the Operations Center in Argentina.

The gain (loss) from changes in the fair value of investment properties from our joint ventures decreased by ARS 1,102 million (131.3%), from a gain of ARS 839 million in the fiscal year ended June 30, 2019 to a loss of ARS 263 million in the fiscal year ended June 30, 2020.

There is no gain / (loss) from building administration expenses and promotion fund in relation to the changes in the fair value of investment properties.

There is no gain / (loss) from inter-segment transactions in relation to the changes in the fair value of investment properties.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the total net gain/(loss) from changes in the fair value of investment properties increased by ARS 69,840 million (181.0%), from a loss of ARS 38,585 million in the fiscal year ended June 30, 2019 to a gain of ARS 31,255 million in the fiscal year ended June 30, 2020. Such variation was mainly due to an ARS 780 million increase in the Agricultural Business and an ARS 69,060 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation derives from a decrease in the Operations Center in Israel of ARS 3,881 million and an increase in the Operations Center in Argentina of ARS 72,941 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total net gain /(loss) from changes in the fair value of investment properties increased by ARS 780 million (100.0%), from ARS 0 million in the fiscal year ended June 30, 2019 to ARS 780 million in the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total net gain / (loss) from changes in the fair value of investment properties decreased by ARS 69,060 million (179.0%), from a loss of ARS 38,585 million in the fiscal year ended June 30, 2019 (out of which a gain of ARS 892 million derive from the Operations Center in Israel and a loss of ARS 39,477 million from the Operations Center in Argentina) to a gain of ARS 30,475 million in the fiscal year ended June 30, 2020 (out of which a loss of ARS 2,989 million derive from the Operations Center in Israel and a gain of ARS 33,464 million from the Operations Center in Argentina). Excluding the changes in the fair value of investment properties from the Operations Center in Israel, changes in the fair value of investment properties, according to information by segments, decreased by 184.8%.

Operations Center in Argentina

The net impact of prices in pesos of our properties was primarily a consequence of the changes in the macroeconomic conditions: (i) a decrease in the estimated GDP growth rate in Argentina for 2020 from 2.2% to -11%, (ii) between June 2019 and June 2020, the Argentine Peso depreciated 66% against the U.S. Dollar (from ARS 42.26 per USD 1 to ARS 70.26 per USD 1), which mainly generated a reduction in the estimated cash flow in U.S. Dollars from our Shopping Malls segment; and (iii) an increase of 8 basis points in the discount rate in dollars used to discount the estimated cash flow from the Shopping Malls segment.

The Argentine office market is a liquid market, in which a significant number of counterparties participate and frequently carry out purchase and sale transactions. This situation shows sales prices that are relevant and representative in the market. In addition, lease agreements are denominated in dollars for an average 3-year term, thus generating a stable dollar-denominated cash flow from this business. In this sense, the “market approach” method (value of comparable assets in the market) is used to assess the fair value of the Offices and Others segments, the value per square meter being the most representative metrics.

Since September 2019, the real estate market started to show certain changes in its operations as a result of the implementation of regulations in the foreign exchange market. Consequently, the most probable scenario is that any sale of office buildings / land reserves be paid in pesos at an implied exchange rate higher than the official rate, which is shown in the transactions carried out by the Company before and after the end of these financial statements. Therefore, the Company has valued its offices buildings and land reservations in pesos at the end of the year on the basis of the above-described situation, which derives in a gain compared to previously booked values.

Operations Center in Israel

Real Estate. Net gain/(loss) from changes in the fair value of investment properties in this segment decreased from a gain of ARS 892 during the fiscal year ended June 30, 2019 to a loss of ARS 2,989 million during the fiscal year ended June 30, 2020. Figures are not comparable because, as of June 2019, only the changes in the fair value of investment properties sold were recorded while, in this fiscal year, the loss was mainly related to an impairment of the HSBS property. In addition, a new valuation of the Tivoli property was made, which generated a drop in the fair value, offset by an appreciation of the Kiriat Ono Mall during the first quarter of the fiscal year. The Group’s policy is to make the valuations in Israel in May, but a valuation of the Tivoli was made in September since it was necessary to update the equity value of IDBG due to the agreement for the sale of the shares held by IDBD in IDBG to PBC.

Gain from disposal of farmlands 2020 vs. 2019

The total gain from disposal of farmlands, according to the income statement, increased by ARS 173 million (26.0%), from ARS 665 million in the fiscal year ended June 30, 2019 to ARS 838 million in the fiscal year ended June 30, 2020.

Based on the information by segment (taking into account all our joint ventures and inter-segment eliminations), the total gain from disposal of farmlands increased by ARS 173 million (26.0%), from ARS 665 million in the fiscal year ended June 30, 2019 to ARS 838 million in the fiscal year ended June 30, 2020.

Fiscal year ended June 30, 2020

●
On June 30, 2020, BrasilAgro entered into an agreement for the sale of 1,875 hectares (1,500 arable hectares) of the Jatobá land. The sales value was ARS 567 million, out of which ARS 63 million have already been collected. The balance will be paid in six annual installments. The Group recognized a gain of ARS 413 million as a result of this transaction.

●
On May 29, 2020, BrasilAgro entered into an agreement for the sale of 105 arable hectares in the Alto Taquarí land. The sales value was ARS 139 million. The buyer made a down payment of ARS 22 million. The balance will be paid in five annual installments. The Group recognized a gain of ARS 100 million as a result of this transaction.

●
On October 29, 2019, the Company entered into an agreement for the sale of a total area of 85 hectares (65 arable hectares) of the Alto Taquarí establishment, a rural property located in the Alto Taquarí municipality, in the aggregate amount of ARS 94 million. On that same date, the buyer paid the first installment of 14,300 soybean bags in the amount of ARS 18 million. The balance will be paid in four annual installments. The Group recognized a gain of ARS 68 million for this transaction.

●
On July 2019, the Group, through its subsidiary BrasilAgro, entered into a purchase-sale agreement for 1,134 hectares (893 arable hectares) of the Jatobá Establishment, a rural property located in the city of Jaborandi – BA. The sales price was 302 soybean bags per arable hectare or ARS 394 million. On September 2, 2019, the buyer paid the first installment consisting in 38,000 soybean bags in the amount of ARS 45 million. The balance will be paid in six annual installments. Delivery of possession and the gain of the transaction was recognized on September 30, 2019, amounting to approximately ARS 272 million.

Fiscal year ended June 30, 2019

●
In June 2019, the Group, through its subsidiary BrasilAgro, entered into an agreement for the sale of 3,124 hectares of the Jatobá land. The sales price was 285 soybean bags per hectare or ARS 776 million. The buyer made a down payment of ARS 83 million and will complete payment of the first installment (ARS 83 million) by July 31, 2019. The balance, i.e. 563,844 soybean bags, will be paid in six annual installments. Delivery of possession and the gain of the transaction will be recognized on June 30, 2020, amounting to ARS 573 million.

●
On November 21, 2018, the Group, through its subsidiary BrasilAgro, entered into an agreement for the sale of 103 hectares of the Alto Taquarí land. The sales price was 1,100 soybean bags per arable hectare equivalent to ARS 114 million. The buyer made a down payment of 22,656 soybean bags equivalent to ARS 17 million; the balance will be paid in eight semi-annual installments. The Group has recognized a gain of ARS 91 million as a result of this transaction in this fiscal year.

General and administrative expenses 2020 vs. 2019

Total general and administrative expenses, according to the income statement, increased by ARS 115 million (0.9%), from ARS 12,152 million in the fiscal year ended June 30, 2019 to ARS 12,267 million in the fiscal year ended June 30, 2020. This was mainly due to a ARS 112 million decrease in the Agricultural Business, from ARS 1,514 million in the fiscal year ended June 30, 2019 to ARS 1,402 million in the fiscal year ended June 30, 2020, and a ARS 227 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 733 million, offset by a decrease in the Operations Center in Argentina of ARS 506 million.

General and administrative expenses from our joint ventures decreased by ARS 2 million (11.8%), from ARS 17 million in the fiscal year ended June 30, 2019 to ARS 15 million in the fiscal year ended June 30, 2020.

There are no profits / (losses) on account of building administration expenses and promotion fund associated with general and administrative expenses.

General and administrative expenses from inter-segment transactions decreased by ARS 4 million (7.3%), from ARS 55 million in the fiscal year ended June 30, 2019 to ARS 51 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those relating to building administration expenses and collective promotion fund and business inter-segment transactions), total general and administrative expenses increased by ARS 109 million (0.9%), from ARS 12,224 million in the fiscal year ended June 30, 2019 to ARS 12,333 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 106 million decrease in the Agricultural Business and an ARS 215 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 733 million, offset by a decrease in the Operations Center in Argentina of ARS 518 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses decreased by ARS 106 million (7.0%), from ARS 1,525 million in the fiscal year ended June 30, 2019 to ARS 1,419 million in the fiscal year ended June 30, 2020. General and administrative expenses from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 8.0% during the fiscal year ended June 30, 2019 to 5.4% during the fiscal year ended June 30, 2020.

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment decreased by 0.6%, from ARS 959 million in the fiscal year ended June 30, 2019 to ARS 953 million in the fiscal year ended June 30, 2020, mainly due to a ARS 72 million increase in expenses associated with crop operations; a ARS 45 million decrease in expenses associated with sugarcane operations: a ARS 12 million decrease in expenses associated with cattle activities; a ARS 21 million decrease in expenses associated with the agricultural lease and services business. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 8.6% during the fiscal year ended June 30, 2019 to 5.5% during the fiscal year ended June 30, 2020.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment remained stable at ARS 3 million in the fiscal years ended June 30, 2019 and 2020.

Corporate. General and administrative expenses associated with the Corporate segment decreased by 35.4%, from ARS 274 million during the fiscal year ended June 30, 2019 to ARS 177 million during the fiscal year ended June 30, 2020.

Others. General and administrative expenses associated with the Others segment decreased by 1.0%, from ARS 289 million during the fiscal year ended June 30, 2019 to ARS 286 million during the fiscal year ended June 30, 2020. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, decreased from 3.6% during the fiscal year ended June 30, 2019 to 3.2% during the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses increased by ARS 215 million (2.0%), from ARS 10,699 million in the fiscal year ended June 30, 2019 (out of which ARS 8,031 million derive from the Operations Center in Israel and ARS 2,668 million from the Operations Center in Argentina) to ARS 10,914 million in the fiscal year ended June 30, 2020 (out of which ARS 8,764 million derive from the Operations Center in Israel and ARS 2,150 million from the Operations Center in Argentina). Excluding general and administrative expenses from the Operations Center in Israel, general and administrative expenses, according to information by segments, increased by 19.4%. In addition, total general and administrative expenses, measured as a percentage of total revenues, according to information by segments, decreased from 12.1% during the fiscal year ended June 30, 2019 to 11.8% during the fiscal year ended June 30, 2020, mainly deriving from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total general and administrative expenses, measured as a percentage of total revenues, increased from 17.7% during the fiscal year ended June 30, 2019 to 19.3% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls decreased by 12.3%, from ARS 945 million during the fiscal year ended June 30, 2019 to ARS 829 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) a decrease in salaries, social security and other personnel expenses of ARS 85 million; (ii) a decrease in fees payable to directors of ARS 54 million, partially offset by: (iii) an ARS 19 million increase in amortization and depreciation; and (iv) an ARS 10 million increase in fees and compensation for services. Administrative expenses of the Shopping Malls segment, as a percentage of revenues of this segment, increased from 11.1% during the fiscal year ended June 30, 2019 to 14% during the fiscal year ended June 30, 2020.

Offices. General and administrative expenses of our Offices segment increased 6.8%, from ARS 206 million during the fiscal year ended June 30, 2019 to ARS 220 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 7 million increase in fees and consideration for services; and (ii) an ARS 2 million increase in taxes, fees and contributions. General and administrative expenses of the Offices segment, measured as a percentage of revenues from this segment, increased from 9.2% during the fiscal year ended June 30, 2019 to 9.3% during the fiscal year ended June 30, 2020.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 19.4%, from ARS 283 million during the fiscal year ended June 30, 2019 to ARS 228 million during the fiscal year ended June 30, 2020, mainly as a result of (i) an ARS 25 million decrease in salaries, social security and other personnel expenses; (ii) an ARS 13 million decrease in advertising and other commercial expenses; (iii) an ARS 6 million decrease in leases and building administration expenses; and (iv) an ARS 5 million decrease in fees and compensation for services. General and administrative expenses of the Sales and Developments segment, measured as a percentage of revenues from this segment, increased slightly from 25.3% during the fiscal year ended June 30, 2019 to 31% during the fiscal year ended June 30, 2020.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 25.8% from ARS 492 million during the fiscal year ended June 30, 2019 to ARS 365 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 55 million decrease in fees and compensation for services; (ii) an ARS 50 million decrease in salaries, social security and other personnel expenses; (iii) an ARS 11 million decrease in maintenance, security, cleaning, repairs and related expenses, and (iv) an ARS 7 million decrease in taxes, fees and contributions. General and administrative expenses of the Hotels segment, measured as a percentage of revenues from this segment, increased from 16.7% during the fiscal year ended June 30, 2019 to 18.1% during the fiscal year ended June 30, 2020.

International. General and administrative expenses associated with our International segment showed no variations and remained stable at ARS 110 million during the fiscal years ended June 30, 2019 and 2020.

Corporate. General and administrative expenses associated with our Corporate segment decreased by 45.7%, from ARS 519 million during the fiscal year ended June 30, 2019 to ARS 282 million during the fiscal year ended June 30, 2020, mainly as a result of (i) an ARS 201 million decrease in fees payable to directors; and (ii) an ARS 38 million decrease in salaries, social security and other personnel expenses.

Others. General and administrative expenses associated with our Others segment increased by 2.7% from ARS 113 million during the fiscal year ended June 30, 2019 to ARS 116 million during the fiscal year ended June 30, 2020, mainly due to: (i) an ARS 8 million increase in maintenance, repairs and services; partially offset by (ii) an ARS 4 million decrease in taxes, fees and contributions.

Operations Center in Israel

Real Estate. General and administrative expenses associated with the Real Estate segment increased from ARS 707 million during the fiscal year ended June 30, 2019 to ARS 812 million during the fiscal year ended June 30, 2020. Such variation was mainly due to an actual depreciation of approximately 13%. General and administrative expenses associated with this segment, measured as a percentage of revenues, went from 4.9% during the fiscal year ended June 30, 2019 to 6.3% during the fiscal year ended June 30, 2020.

Telecommunications. General and administrative expenses associated with the telecommunications segment increased from ARS 4,779 million during the fiscal year ended June 30, 2019 to ARS 5,519 million during the fiscal year ended June 30, 2020. Such variation was due to a depreciation of approximately 13%, partially offset by the expenses associated with the voluntary retirement of employees that was accounted for in the fiscal year ended June 30, 2019 but was not accounted for in the fiscal year ended June 30, 2020. General and administrative expenses associated with this segment, measured as a percentage of revenues from this segment, increased from 8.3% in fiscal year 2019 to 8.5% in fiscal year 2020.

Corporate. General and administrative expenses associated with the Corporate segment increased from ARS 1,058 million during the fiscal year ended June 30, 2019 to ARS 1,071 million during the fiscal year ended June 30, 2020. Such variation was due to an actual depreciation of approximately 13%, offset by a decrease in legal advisors’ fees.

Others. General and administrative expenses associated with the Others segment decreased from ARS 1,487 million during the fiscal year ended June 30, 2019 to ARS 1,362 million during the fiscal year ended June 30, 2020. Such variation was due to a decrease in expenses related to Bartan and Epsilon, offset by an actual depreciation of approximately 13%.

Selling expenses 2020 vs 2019

Total selling expenses, according to the income statement, increased by ARS 2,372 million (17.0%), from ARS 13,976 million in the fiscal year ended June 30, 2019 to ARS 16,348 million in the fiscal year ended June 30, 2020. This was primarily due to an ARS 885 million increase in the Agricultural Business, from ARS 1,706 million in the fiscal year ended June 30, 2019 to ARS 2,591 million in the fiscal year ended June 30, 2020, and an ARS 1,487 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 1,352 million and an increase in the Operations Center in Argentina of ARS 135 million.

Selling expenses from our joint ventures increased by ARS 12 million (171.4%), from ARS 7 million in the fiscal year ended June 30, 2019 to ARS 19 million in the fiscal year ended June 30, 2020.

Selling expenses generated by inter-segment transactions increased by ARS 8 million (72,7%), from ARS 11 million in the fiscal year ended June 30, 2019 to ARS 19 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total selling expenses increased by ARS 2,392 million (17.1%), from ARS 13,994 million in the fiscal year ended June 30, 2019 to ARS 16,386 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 893 million increase in the Agricultural Business and an ARS 1,499 million increase in theUrban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 1,352 million, and an increase in the Operations Center in Argentina of ARS 147 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses increased by ARS 893 million (52.0%), from ARS 1,717 million in the fiscal year ended June 30, 2019 to ARS 2,610 million in the fiscal year ended June 30, 2020. Selling expenses of the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 9.0% during the fiscal year ended June 30, 2019 to 9.9% during the fiscal year ended June 30, 2020.

Agricultural Production. Selling expenses from the Agricultural Production segment increased by 76.9% from ARS 1,026 million in the fiscal year ended June 30, 2019 to ARS 1,815 million in the fiscal year ended June 30, 2020, mainly as a result of an ARS 694 million increase in selling expenses related to grain trading, an ARS 42 million increase in expenses for sugarcane operations, an ARS 48 million increase in selling expenses for cattle and an ARS 5 million increase in selling expenses associated with leases and agricultural services. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 9.2% during the fiscal year ended June 30, 2019 to 10.6% during the fiscal year ended June 30, 2020.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment remained stable at ARS 1 million in the fiscal year ended June 30, 2019 and at ARS 1 million in the fiscal year ended June 30, 2020.

Others. Selling expenses from the Others segment increased by 15.1% from ARS 690 million in the fiscal year ended June 30, 2019 to ARS 794 million in the fiscal year ended June 30, 2020, mainly as a consequence of an ARS 109 million increase in selling expenses associated with the agro-industrial business and an ARS 5 million decrease in the selling expenses related to other segments. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, increased from 8.7% during the fiscal year ended June 30, 2019 to 8.8% during the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses increased by ARS 1,499 million (12.2%), from ARS 12,277 million in the fiscal year ended June 30, 2019 (out of which ARS 11,192 million derive from the Operations Center in Israel and ARS 1,085 million from the Operations Center in Argentina) to ARS 13,776 million in the fiscal year ended June 30, 2020 (out of which ARS 12,544 million derive from the Operations Center in Israel and ARS 1,232 million from the Operations Center in Argentina). Excluding the selling expenses from the Operations Center in Israel, selling expenses, according to information by segments, increased by 13.5%. In addition, total selling expenses, measured as a percentage of total revenues, according to information by segments, increased from 13.9% during the period ended June 30, 2019 to 14.8% during the period ended June 30, 2020, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total selling expenses, measured as a percentage of total revenues, decreased from 7.2% during the fiscal year ended June 30, 2019 to 11.1% during the period ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 33.8%, from ARS 530 million during the fiscal year ended June 30, 2019 to ARS 709 million during the fiscal year ended 2020, mainly as a result of: (i) an increase of ARS 218 million in the charge for doubtful accounts, partially offset by: (ii) a decrease in the charge for taxes, rates and levies of ARS 22 million; (iii) a decrease in the charge for publicity, advertising and other commercial expenses of ARS 10 million; and (iv) a decrease in salaries, social security and other personnel expenses of ARS 4 million. Selling expenses, measured as a percentage of revenues from this Shopping Malls segment, increased from 6.2% during fiscal year ended June 30, 2019 to 11.9% during fiscal year ended June 30, 2020.

Offices. Selling expenses associated with our Offices segment decreased by 14.1% from ARS 99 million during the fiscal year ended June 30, 2019 to ARS 85 million during the fiscal year ended June 30, 2020. Such variation was mainly generated as a result of: (i) an ARS 9 million decrease in publicity, advertising and other commercial expenses; and (ii) anARS 8 million decrease in the charge for doubtful accounts. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 4.4% during the fiscal year ended June 30, 2019 to 3.6% during the fiscal year ended June 30, 2020.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 65.5% from ARS 119 million during fiscal year ended June 30, 2019 to ARS 197 million during the fiscal year ended June 30, 2020. Such variation was mainly generated as a result of (i) an ARS 79 million increase in taxes, rates and levies; (ii) an ARS 11 million increase in publicity, advertising and other commercial expenses, offset by: (iii) an ARS 7 million decrease in thecharge for doubtful accounts; (iv) an ARS 2 million decrease in salaries, social security and other personnel expenses; and (v) an ARS 2 million decrease in fees and compensation for services. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 10.6% during the fiscal year ended June 30, 2019 to 26.8% during the fiscal year ended June 30, 2020.

Hotels. Selling expenses associated with our Hotels segment decreased by 27.2% from ARS 316 million during the fiscal year ended June 30, 2019 to ARS 230 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 45 million decrease in the charge for taxes, rates and levies; (ii) an ARS 19 million decrease in publicity, advertising and other commercial expenses, (iii) an ARS 11 million decrease in fees and compensation for services, and (iv) an ARS 9 million decrease in salaries, social security and other personnel expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, slightly increased, from 10.7% during the fiscal year ended June 30, 2019 to 11.4% during the fiscal year ended June 30, 2020.

International. Selling expenses associated with the International segment remained unchanged in both fiscal years.

Corporate. Selling expenses associated with the Corporate segment remained unchanged in both fiscal years.

Others. Selling expenses associated with our Others segment decreased by 47.6%, from ARS 21 million during the fiscal year ended June 30, 2019 to ARS 11 million during the fiscal year ended June 30, 2020, mainly due to: (i) an ARS 5 million decrease in the charge for doubtful accounts; and (ii) an ARS 4 million decrease in taxes, rates and levies. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 11.1% during the fiscal year ended June 30, 2019 to 14.1% during the fiscal year ended June 30, 2020.

Operations Center in Israel

Real estate. Selling expenses associated with the real estate segment increased from ARS 197 million during the period ended June 30, 2019 to ARS 223 million during the period ended June 30, 2020. Such variation was due to an actual depreciation of approximately 13%. Selling expenses associated with this segment, measured as a percentage of revenues, increased from 1.4% in the fiscal year ended June 30, 2019 to 1.7% in the fiscal year ended June 30, 2020.

Telecommunications. Selling expenses associated with the telecommunications segment increased from ARS 10,562 million during the fiscal year ended June 30, 2019 to ARS 11,887 million during the fiscal year ended June 30, 2020. Such variation was due to an actual depreciation of approximately 13%, offset by a reduction in advertising expenses of the mobile telephone business line. Selling expenses associated with this segment, measured as a percentage of revenues, decreased from 18.4% for the fiscal year 2019 to 18.3% for the fiscal year 2020.

Others Selling expenses associated with the Others segment increased from ARS 433 million during the period ended June 30, 2019 to ARS 434 million during the period ended June 30, 2020. Such variation was due to an actual depreciation of approximately 13%, offset by a reduction in the costs of Bartan and Epsilon.

Impairment of associates 2020 vs 2019

Profit/(loss) for impairment of associates and joint ventures, according to the income statement, recorded a variation of ARS 2,470 million, since no depreciation had been recorded during the fiscal year ended June 30, 2019 and an ARS 2,470 loss was recorded in the fiscal year ended June 30, 2020, in connection with the impairment of Mehadrin in the Operations Center in Israel within the real estate segment. Such impairment derived from PBC’s reclassification of the investment as available for sale and the assessment of shares at market price in the first quarter of the fiscal year, as the company intended to distribute shares as dividend in kind, in the second quarterly period of the fiscal year. Mehadrin is an agricultural company in Israel whose shares are listed in the TASE.

Other operating results, net 2020 vs 2019

Total other operating results, net, according to the income statement, increased by ARS 1,669 million (151.6%), from a gain of ARS 1,101 million in the fiscal year ended June 30, 2019 to a gain of ARS 2,770 million in the fiscal year ended June 30, 2020. This is mainly due to an ARS 836 million decrease in the Agricultural Business, from a gain of ARS 829 million in the fiscal year ended June 30, 2019 to a gain of ARS 1,665 million in the fiscal year ended December June 30, 2020, and an ARS 1,877 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 1,429 million and an increase in the Operations Center in Argentina of ARS 448 million.

Other operating results, net, from our joint ventures decreased by ARS 175 million (90.7%), from a gain of ARS 193 million in the fiscal year ended June 30, 2019 to a gain of ARS 18 million in the fiscal year ended June 30, 2020.

In turn, total other operating results, net, on account of building administration expenses and promotion fund remained unchanged.

Other operating results, net, generated by inter-segment transactions recorded a variation of ARS 5 million (45.5%) from ARS 11 million in the fiscal year ended June 30, 2019 to ARS 6 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total other operating results, net, increased by ARS 1,839 million (203.9%), from ARS 902 million in the fiscal year ended June 30, 2019 to ARS 2,741 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 843 million increase in the Agricultural Business and an ARS 996 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 385 million, and an increase in the Operations Center in Argentina of ARS 611 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net, increased by ARS 843 million (102.9%), from ARS 819 million in the fiscal year ended June 30, 2019 to ARS 1,662 million in the fiscal year ended June 30, 2020. Other operating results, net, from the Agricultural Business, measured as a percentage of revenues from this segment, increased from 4.3% during the fiscal year ended June 30, 2019 to 6.3% during the fiscal year ended June 30, 2020.

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment increased by ARS 26 million, from a gain of ARS 428 million in the fiscal year ended June 30, 2019 to a gain of ARS 454 million in the fiscal year ended 2020.

Land Transformation and Sales. Other operating results, net, from this segment increased by ARS 718 million from a gain of ARS 244 million in the fiscal year ended June 30, 2019 to a gain of ARS 962 million in the fiscal year ended June 30, 2020.

Others. Other operating results, net, associated with the Others segment increased by ARS 99 million, from a gain of ARS 147 million in the fiscal year ended June 30, 2019 to a gain of ARS 246 million in the fiscal year ended June 30, 2020, primarily in connection with the operations of our subsidiary FYO.

Urban Properties and Investment Business

According to the information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net, increased by ARS 996 million (1200.0%), from ARS 83 million during the fiscal year ended June 30, 2019 (out of which ARS 742 million derive from the Operations Center in Israel and ARS 659 million from the Operations Center in Argentina) to ARS 1,079 million in the fiscal year ended June 30, 2020 (out of which ARS 1,127 million derive from the Operations Center in Israel and ARS 48 million from the Operations Center in Argentina). Excluding other operating results, net, from the Operations Center in Israel, other operating results, net, according to information by segments, increased by 92.7%. In addition, total other operating results, net,measured as a percentage of total revenues, according to information by segments, increased from 0.1% during the fiscal year ended June 30, 2019 to 1.2% during the fiscal year June 30, 2020, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total other operating results, net, measured as a percentage of total revenues, decreased from 4.4% during the fiscal year ended June 30, 2019 to 0.4% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Other operating results, net, from the Shopping Malls segment decreased by 65.1%, from a net loss of ARS 109 million during the fiscal year ended June 30, 2019 to a net loss of ARS 38 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) a lower charge for donations of ARS 54 million; and (ii) an increase in others of ARS 25 million, mainly because a loss for indemnification payments was recognized in fiscal year 2019, partially offset by; (iii) a decrease of ARS 12 million in interest earned on operating assets. The other operating results, net, of this segment, measured as a percentage of revenues from this segment, went from (1.3%) during the fiscal year ended June 30, 2019 to (0.6%) during the fiscal year ended June 30, 2020.

Offices. Other operating results, net, associated with our Offices segment decreased by 25.0%, from a net loss of ARS 40 million during the fiscal year ended June 30, 2019 to a net loss of ARS 30 million during the fiscal year ended June 30, 2020, mainly as a result of an ARS 14 million decrease in the charge for donations, among other items. Other operating results, net, from the Offices segment, measured as a percentage of revenues from this segment, decreased from (1.8%) during the fiscal year ended June 30, 2019 to (1.3%) during the fiscal year ended June 30, 2020.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 90.6%, from a net loss of ARS 286 million during the fiscal year ended June 30, 2019 to a net loss of ARS 27 million during the fiscal year ended June 30, 2020, mainly due to a lower provision charge for Puerto Retiro writeoff and a reduction in donations, among other items. Other operating results, net, from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from (25.6%) during the fiscal year ended June 30, 2019 to (3.7%) during the fiscal year ended June 30, 2020.

Hotels. Other operating results, net, associated with the Hotels segment decreased by 117.5%, from a net gain of ARS 114 million during the fiscal year ended June 30, 2019 to a net loss of ARS 20 million during the fiscal year ended June 30, 2020, mainly due to a recovery related to a boiler claim during fiscal year 2019. Other operating results, net, from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 3.9% during the fiscal year ended June 30, 2019 to (1%) during the fiscal year ended June 30, 2020.

International. Other operating results, net, from this segment went from a net loss of ARS 24 million during the fiscal year ended June 30, 2019 to no charges to the fiscal year ended June 30, 2020, mainly due to a decrease in donations.

Corporate. Other operating results, net, associated with the Corporate segment showed no variations in the reported fiscal years.

Others. Other operating results, net, from this segment increased by 121.3%, from a net loss of ARS 314 million during the fiscal year ended June 30, 2019 to a net gain of ARS 67 million during the fiscal year ended June 30, 2020, mainly derived from a loss derived from the sale of Tarshop S.A. and to the impairment of goodwill of La Arena for the comparative fiscal year. Other operating results, net, from the Others segment, measured as a percentage of revenues from this segment, decreased from (165.3%) during the fiscal year ended June 30, 2019 to 85.9% during the fiscal year ended June 30, 2020.

Operations Center in Israel

Real estate. Other operating results, net, associated with the real estate segment recorded a loss of ARS 296 million during the fiscal year ended June 30, 2020, there being no charges to the fiscal year ended June 30, 2019.

Telecommunications. Other operating results, net, associated with the telecommunications segment went from a profit of ARS 397 million during the fiscal year ended June 30, 2019 to a net gain of ARS 501 million during the fiscal year ended June 30, 2020.

Corporate. Other operating results, net, associated with the Corporate segment recorded a loss of ARS 48 million during the fiscal year ended June 30, 2020, there being no charges to the fiscal year ended June 30, 2019.

Others. Other operating results, net, associated with the Others segment increased from a net profit of ARS 345 million during the fiscal year ended June 30, 2019 to a net profit of ARS 970 million during the fiscal year ended June 30, 2020, as a result of the negative goodwill due to business combination with Mehadrin.

Management fees 2020 vs 2019

The company entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 211 million during fiscal year 2020. During fiscal year 2019 no results were recognized on this account.

Operating results 2020 vs 2019

As a result of the factors described above, total operating results, according to the income statement, increased by ARS 68,562 million (280.0%), from a loss of ARS 24,489 million in the fiscal year ended June 30, 2019 to a gain of ARS 44,073 million in the fiscal year ended June 30, 2020. Such variation was mainly due to an ARS 3,171 million increase in the Agricultural Business, from a profit of ARS 3,141 million in the fiscal year ended June 30, 2019 to a profit of ARS 6,312 million in the fiscal year ended June 30, 2020, and an ARS 65,690 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 3,522 million and an increase in the Operations Center in Argentina of ARS 69,212 million.

Operating results from our joint ventures decreased by ARS 1,248 million (121.2%), from a profit of ARS 1,030 million in the fiscal year ended June 30, 2019 to a loss of ARS 218 million in the fiscal year ended June 30, 2020.

In turn, total operating results on account of building administration expenses and collective promotion fund decreased by ARS 192 million (145.5%), from ARS 132 million in the fiscal year ended June 30, 2019 to ARS 324 million in the fiscal year ended June 30, 2020.

Operating results from inter-segment transactions varied by ARS 5 million (100.0%), from ARS 5 million in the fiscal year ended June 30, 2019 to ARS 10 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total operating results increased by ARS 70,007 million (275.8%), from ARS 25,382 million in the fiscal year ended June 30, 2019 to ARS 44,625 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 3,377 million increase in the Agricultural Business and an ARS 66,630 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 3,821 million, and an increase in the Operations Center in Argentina of ARS 70,451 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total operating results increased by ARS 3,377 million (107.9%), from ARS 3,130 million in the fiscal year ended June 30, 2019 to ARS 6,507 million in the fiscal year ended June 30, 2020. Operating results of the Agricultural Business, measured as a percentage of revenues from this segment, increased from 16.4% during the period ended June 30, 2019 to 24.8% during the period ended June 30, 2020.

Agricultural Production. Operating results of the Agricultural Production segment increased by ARS 1,403 million, from a profit of ARS 2,063 million in the fiscal year ended June 30, 2019 to a profit of ARS 3,466 million in the fiscal year ended June 30, 2020.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment increased by ARS 1,670 million, from a profit of ARS 881 million in the fiscal year ended June 30, 2019 to a profit of ARS 2,551 million in the fiscal year ended June 30, 2020.

Corporate. Operating results of this Corporate segment increased by ARS 97 million from a loss of ARS 274 million in the fiscal year ended June 30, 2019 to a loss of ARS 177 million in the fiscal year ended June 30, 2020.

Others. Operating results of the Others segment increased by ARS 207 million from a profit of ARS 460 million in the fiscal year ended June 30, 2019 to ARS 667 million in the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total operating results increased by ARS 66,630 million (233.7%), from a loss of ARS 28,512 million in the fiscal year ended June 30, 2019 (out of which ARS 3,522 million derive from the Operations Center in Israel and ARS 32,034 million from the Operations Center in Argentina) to a profit of ARS 38,118 million in the fiscal year ended June 30, 2020 (out of which ARS 299million derive from the Operations Center in Israel and ARS 38,417 million from the Operations Center in Argentina). Excluding the operating results from the Operations Center in Israel, operating results, according to information by segments, decreased by 219.9%. In addition, operating results, measured as a percentage of total revenues, according to information by segments, increased from 32.2% during the fiscal year ended June 30, 2019 to 41.1% during the fiscal year ended June 30, 2020, mainly from theOperations Center in Israel. Excluding the effect from the Operations Center in Israel, total operating results, measured as a percentage of total revenues, increased from 212.8% during the fiscal year ended June 30, 2019 to 344.9% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Operating results of the Shopping Malls segment increased from a loss of ARS 34,401 million during the fiscal year ended June 30, 2019 to a profit of ARS 1,687 million during the fiscal year ended June 30, 2020.

Offices. Operating results associated with our Offices segment increased by 890.2%, from a net profit of ARS 2,488 million during the fiscal year ended June 30, 2019 to a net profit of ARS 24,635 million during the fiscal year ended June 30, 2020. Such variation was mainly due to an increase of ARS 23,242 million in profit/(loss) from fair value adjustments of investment properties. Operating results from the Offices segment, measured as a percentage of revenues from this segment, increased from 111.1% during the fiscal year ended June 30, 2019 to 1,044.7% during the fiscal year ended June 30, 2020.

Sales and Developments. Operating results associated with our Sales and Developments segment increased by 1,768.6%, from a net profit of ARS 630 million during the fiscal year ended June 30, 2019 to a net profit of ARS 11,772 million during the fiscal year ended June 30, 2020. Such increase is mainly associated with the result of changes in the fair value of investment properties. Operating results of the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 56.3% during the fiscal year ended June 30, 2019 to 1,601.6% during the fiscal year ended June 30, 2020.

Hotels. Operating results associated with the Hotels segment decreased by 75.9%, from a net profit of ARS 671 million during the fiscal year ended June 30, 2019 to a net profit of ARS 162 million during the fiscal year ended June 30, 2020. Such decrease is mainly due to Hoteles Argentinos S.A.U. deflag process and the impact generated by a drop in the activities since March, attributable to the COVID-19 pandemic. Operating results associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 22.7% during the fiscal year ended June 30, 2019 to 8% during the fiscal year ended June 30, 2020.

International. Operating results associated with our International segment recorded a 7.5% variation from a net loss of ARS 120 million during the fiscal year ended June 30, 2019 to a net loss of ARS 111 million during the fiscal year ended June 30, 2020. Such variation was due to a decrease in donation charges.

Corporate. Operating results associated with our Corporate segment decreased by 45.7% from a loss of ARS 519 million during the fiscal year ended June 3, 2019 to a loss of ARS 282 million during the fiscal year ended June 30, 2020 mainly affected by overhead and administrative expenses.

Others. Operating results associated with our Others segment increased from a net profit of ARS 783 million during the fiscal year ended June 30, 2019 to a net profit of ARS 554 million during the fiscal year ended June 30, 2020. The variation is mainly due to a loss derived from the sale of Tarshop, the impairment of goodwill of La Arena during the fiscal year ended June 30, 2019 and a lower negative result associated with interests in associates and joint ventures. Operating results of the Others segment, measured as a percentage of the revenues from this segment, increased from a loss of 412.1% during the fiscal year ended June 30, 2019 to a profit of 710.3% during the fiscal year ended June 30, 2020.

Operations Center in Israel

Real estate. Operating results of the Real estate segment decreased from ARS 5,259 million during the fiscal year ended June 30, 2019 to ARS 623 million during the fiscal year ended June 30, 2020. Such variation was mainly due to the loss for impairment of associates and joint ventures in the current fiscal year.

Telecommunications. Operating results of the Telecommunications segment went from a net profit of ARS 138 million during the fiscal year ended June 30, 2019 to a net profit of ARS 702 million during the fiscal year ended June 30, 2020. Such variation was mainly due to the fact that revenues increased more than costs in the current fiscal year which circumstance generated a larger gap between both operating results.

Corporate. Operating results of the Corporate segment went from a net loss of ARS 1,058 million during the fiscal year ended June 30, 2019 to a net loss of ARS 1,119 million during the fiscal year ended June 30, 2020, mainly attributable to profits in the previous fiscal year generated by the sale of an associate.

Others. Operating results of the Others segment went from a net loss of ARS 817 million during the fiscal year ended June 30, 2019 to a net profit of ARS 741 million for the fiscal year ended June 30, 2020. Such variation was mainly the result of the sale of Cyber Secdo by Elron and the profits derived therefrom during the fiscal year ended June 30, 2019.

Share of profit/ (loss) of associates and joint ventures 2020 vs 2019

The total share of profit/(loss) of associates and joint ventures, according to the income statement, increased by ARS 15,990 million (218.2%), from a loss of ARS 7,328 million in the fiscal year ended June 30, 2019 to a profit of ARS 8,662 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 115 million increase in the Agricultural Business, from a gain of ARS 30 million in the fiscal year ended June 30, 2019 to a profit of ARS 145 million in the fiscal year ended June 30, 2020, and an ARS 15,576 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 1,150 million and an increase in the Operations Center in Argentina of ARS 14,426 million.

Our share of profit/(loss) of associates and joint ventures, primarily from Cresca (Agricultural Business), Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment), Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment), increased by ARS 1,175 million (116.8%), from a loss of ARS 1,006 million in the fiscal year ended June 30, 2019 to a profit of ARS 169 million in the fiscal year ended June 30, 2020.

There are no results on account of building administration expenses and promotion fund corresponding to share of profit/(loss) of associates and joint ventures.

Share of profit/(loss) of associates and joint ventures resulting from inter-segment transactions increased by ARS 20 million (100.0%), from ARS 0 million in the fiscal year ended June 30, 2019 to ARS 20 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), the total share of profit/(loss) of associates and joint ventures increased by ARS 14,795 million (234.0%), from ARS 6,322 million in the fiscal year ended June 30, 2019 to ARS 8,473 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 116 million increase in the Agricultural Business and an ARS 14,679 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 1,449 million, and an increase in the Operations Center in Argentina of ARS 13,230 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures increased by ARS 116 million (1,054.5%), from ARS 11 million in the fiscal year ended June 30, 2019 to ARS 127 million in the fiscal year ended June 30, 2020.

Agricultural Production. The share of profit/(loss) of associates and joint ventures in the Agricultural Production segment decreased by 3.5% from a profit of ARS 57 million in the fiscal year ended June 30, 2019 to a profit of ARS 55 million in the fiscal year ended June 30, 2020.

Others. The operating results in the Others segment rose by 256.5% from a loss of ARS 46 million in the fiscal year ended June 30, 2019 to a profit of ARS 72 million in the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures increased by ARS 14,679 million (231.8%), from ARS 6,333 million in the fiscal year ended June 30, 2019 (out of which ARS 150 million derive from the Operations Center in Israel and ARS 6,183 million from the Operations Center in Argentina) to ARS 8,346 million in the fiscal year ended June 30, 2020 (out of which ARS 1,299 million derive from the Operations Center in Israel and ARS 7,047 million from the Operations Center in Argentina). Excluding the share of profit/(loss) of associates and joint ventures from the Operations Center in Israel, the share of profit/(loss) of associates and joint ventures, according to information by segments, decreased by 214.0%.

Operations Center in Argentina

Shopping Malls. In the information by segments, the share of profit / (loss) of joint venture Nuevo Puerto Santa Fe S.A. is exposed consolidated, line by line in this segment.

Offices. In the information by segments, the share of profit / (loss) of joint venture Quality S.A. is exposed consolidated, line by line in this segment.

Sales and Developments. The share of profit / (loss) of joint ventures Cyrsa S.A. and Puerto Retiro S.A. are exposed consolidated line by line. The share of profit/(loss) of our associate Manibil S.A., which is disclosed in this line, increased by ARS 37 million during the fiscal year ended June 30, 2020.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates of this segment increased by 245.99%, from a net loss of ARS 3,679 million during the fiscal year ended June 30, 2019 to a net profit of ARS 5,371 million during the fiscal year ended June 30, 2020, mainly generated by a positive result from our investment in New Lipstick LLC of ARS 7,472 million, offset by a negative result from our investment in Condor Hospitality of ARS 102 million.

Others. The share of profit / (loss) of associates from the Others segment increased by 86.6%, from a net loss of ARS 2,467 million during the fiscal year ended June 30, 2019 to a net loss of ARS 330 million during the fiscal year ended June 30, 2020, mainly as a result of a loss from our investments in Banco Hipotecario S.A. in the amount of ARS 380 million.

Operations Center in Israel

Real estate. The share of profit / (loss) of associates from this segment went from a profit of ARS 37 million during the fiscal year ended June 30, 2019 to ARS 1,495 million in the fiscal year ended June 30, 2020, mainly due to the recognition of Gav Yam as associate in this fiscal year.

Others. The share of profit / (loss) of associates from this segment went from a loss of ARS 904 million during the fiscal year ended June 30, 2019 to a loss of ARS 994 million in the fiscal year ended June 30, 2020, mainly due to investments in Elron.

Financial results, net 2020 vs 2019

The Group financial results, net recorded a variation of ARS 27,438 million, from a loss of ARS 15,272 million in the fiscal year ended June 30, 2019 to a loss of ARS 42,710 million in the fiscal year ended June 30, 2020. This was mainly due to: (i) an increase in interest expense in the Agricultural Business mainly attributable to the Notes, which increased from 6.33% to 7.96%. Furthermore, indebtedness in dollars increased by USD 348 million due to the issuance of Notes XXV, XXVII, XXVII and XXIX. This was offset by therepayment of the Notes XVIII and XXII in the amount of USD 54 million. In turn, Note XXVI was issued in Pesos in an amount of ARS 1,095 million at Badlar variable interest rate, currently set at 36%. Other impact on interest was due to an increase in ER, as well as interest under IFRS 16 that are not recognized for comparative purposes because same are charged on a prospective basis. As concerns the Real Estate business segment, interest on Notes increased by 61% from ARS 1,221 million to ARS 1,968 million. Increase of overdraft interest mainly derives from an increase in the range of interest rate, from 36% to 150% for fiscal year 2020, whereas in fiscal year 2019 such increase was in the range of 39% to 106%; (ii) Increased loss for exchange difference inthe Agricultural Business and the Real Estate segment in the Operations Center in Argentina of approximately ARS 12,841 million, because the exchange difference of the 4th quarter in fiscal year 2020 was the consequence of a Peso depreciation of approximately 66% whereas the inflation of the fiscal year was lower, reaching 43% unlike 4th quarter in 2019 where Peso depreciation and inflation rates were more similar, as Peso depreciation reached 48% whereas the inflation rate ultimately reached 56%. As a result of these variables, the net exchange difference of the inflation effect was considerably higher in this fiscal year; (iii) the main loss in profit/(loss) for derivative financial instruments, in the Agricultural Business segment, is mainly attributed to the BrasilAgro transactions, where transactions in US dollars recorded a significant loss due to the US dollar fluctuation, with an ER that increased from 3.80 to 5.50, together with variations in soybean prices; and (iv) a higher loss of approximately ARS 12,560 million in Profit/(loss) for assessment at fair value of financial assets and liabilities, mainly from the Real Estate Business segment of the Operations Center in Israel, due to changes in the assessment at fair value of CLAL shares. The share price changed from NIS 60.80 to NIS 28.86. As of June 30, 2020, 8.5% of shares are directly held whereas 2.1% are held through swaps.

Income Tax 2020 vs 2019

The Company adopts the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of ARS 780 million during the fiscal year ended June 30, 2019, to a loss of ARS 8,107 million during the fiscal year ended June 30, 2020, out of which a loss of ARS 1,390 million derives from the agricultural business, a loss of ARS 6,550 million derives from the Operations Center in Argentina and a loss of ARS 167 million derives from the Operations Center in Israel.

Net profit/(loss) 2020 vs 2019

As a result of the factors described above, our net profit/(loss) for the year, including the effect of discontinued operations, increased by ARS 60,521 million from a net profit of ARS 40,729 million in the fiscal year ended on June 30, 2019 to a net profit of ARS 20,003 million in the fiscal year ended June 30, 2020, out of which a loss of ARS 2,872 million derives from the agricultural business, a profit of ARS 26,451 million derives from the Operations Center in Argentina, a loss of ARS 3,365 million derives from the Operations Center in Israel and a loss of ARS 211 million derives from management fees.

Results of Operations for the fiscal years ended June 30, 2019 and 2018

	Agricultural business			Urban Properties and Investment business									Total segment information			Joint ventures			Adjustments			Elimination of inter'(segment transactions and non'(reportable assets / liabilities (iv)			Total Statement of Income / Financial Position
				Operations Center in Argentina			Operations Center in Israel			Subtotal
	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.
		(In million of ARS)
Revenues	19,061	15,393	3,668	15,056	13,872	1,184	73,537	60,057	13,480	88,593	73,929	14,664	107,654	89,322	18,332	(93)	(111)	18	3,706	4,387	(681)	(526)	(332)	(194)	110,741	93,266	17,475
Costs	(16,165)	(13,096)	(3,069)	(3,201)	(2,822)	(379)	(52,426)	(41,935)	(10,491)	(55,627)	(44,757)	(10,870)	(71,792)	(57,853)	(13,939)	67	69	(2)	(3,855)	(4,445)	590	196	151	45	(75,384)	(62,078)	(13,306)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,035	1,530	505	-	-	-	-	-	-	-	-	-	2,035	1,530	505	-	4	(4)	-	-	-	270	140	130	2,305	1,674	631
Changes in the net realizable value of agricultural products after harvest	(43)	532	(575)	-	-	-	-	-	-	-	-	-	(43)	532)	(575)	-	-	-	-	-	-	-	-	-	(43)	532	(575)
Gross profit / (loss)	4,888	4,359	529	11,855	11,050	805	21,111	18,122	2,989	32,966	29,172	3,794	37,854	33,531	4,323	(26)	(38)	12	(149)	(58)	(91)	(60)	(41)	(19)	37,619	33,394	4,225
Net gain from fair value adjustment of investment properties	-	216	(216)	(39,477)	19,809	(59,286)	892	-	892	(38,585)	19,809	(58,394)	(38,585)	20,025	(58,61)	839	(1,054)	1,893	-	-	-	-	-	-	(37,746)	18,971	(56,717)
Gain from disposal of farmlands	665	1,656	(991)	-	-	-	-	-	-	-	-	-	665	1,656	(991)	-	-	-	-	-	-	-	-	-	665	1,656	(991)
General and administrative expenses	(1,525)	(1,381)	(144)	(2,668)	(2,335)	(333)	(8,031)	(7,233)	(798)	(10,699)	(9,568)	(1,131)	(12,224)	(10,949)	(1,275)	17	40	(23)	-	-	-	55	33	22	(12,152)	(10,876)	(1,276)
Selling expenses	(1,717)	(1,753)	36	(1,085)	(1,126)	41	(11,192)	(10,639)	(553)	(12,277)	(11,765)	(512)	(13,994)	(13,518)	(476)	7	16	(9)	-	-	-	11	13	(2)	(13,976)	(13,489)	(487)
Impairment of associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating results, net	819	1,541	(722)	(659)	(56)	(603)	742	2,136	(1,394)	83	2,080	(1,997)	902	3,621	(2,719)	193	42	151	17	(2)	19	(11)	(4)	(7)	1,101	3,657	(2,556)
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,456)	1,456	-	-	-	-	(1,456)	1,456
Profit / (Loss) from operations	3,130	4,638	(1,508)	(32,034)	27,342	(59,376)	3,522	2,386	1,136	(28,512)	29,728	(58,240)	(25,382)	34,366	(59,748)	1,030	(994)	2,024	(132)	(1,516)	1,384	(5)	1	(6)	(24,489)	31,857	(56,346)
Share of (loss) / profit of associates and joint ventures	11	37	(26)	(6,183)	(4,227)	(1,956)	(150)	(422)	272	(6,333)	(4,649)	(1,684)	(6,322)	(4,612)	(1,710)	(1,006)	1,160	(2,166)	-	-	-	-	-	-	(7,328)	(3,452)	(3,876)
Segment profit / (loss)	3,141	4,675	(1,534)	(38,217)	23,115	(61,332)	3,372	1,964	1,408	(34,845)	25,079	(59,924)	(31,704)	29,754	(61,458)	24	166	(142)	(132)	(1,516)	1,384	(5)	1	(6)	(31,817)	28,405	(60,222)

(I)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(II)
Includes gross profit/ (loss) of ARS (130) million and ARS(51) million corresponding to Expenses and Collective Promotion Fund (FPC), as of June 30, 2019 and 2018, respectively.

Agricultural Business

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	30.06.19	30.06.18	Var.	30.06.18	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.
(In million of ARS)
Revenues	11,1	9,096	2,004	-	-	-	-	-	-	7,961	6,297	1,664	19,061	15,393	3,668
Costs	(9,466)	(7,388)	(2,078)	(24)	(36)	12	-	-	-	(6,675)	(5,672)	(1,003)	(16,165)	(13,096)	(3,069)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,029	1,539	490	-	-	-	-	-	-	6	(9)	15	2,035	1,530	505
Changes in the net realizable value of agricultural products after harvest	(43)	532	(575)	-	-	-	-	-	-	-	-	-	(43)	532	(575)
Gross profit / (loss)	3,620	3,779	(159)	(24)	(36)	12	-	-	-	1,292	616	676	4,888	4,359	529
Net gain from fair value adjustment of investment properties	-	-	-	-	216	(216)	-	-	-	-	-	-	-	216	(216)
Gain from disposal of farmlands	-	-	-	665	1,656	-991	-	-	-	-	-	-	665	1,656	(991)
General and administrative expenses	(959)	(878)	(81)	(3)	(2)	(1)	(274)	(225)	(49)	(289)	(276)	(13)	(1,525)	(1,381)	(144)
Selling expenses	(1,026)	(1,322)	296	(1)	-	(1)	-	-	-	(690)	(431)	(259)	(1,717)	(1,753)	36
Other operating results, net	428	(20)	448	244	1,457	(1,213)	-	-	-	147	104	43	819	1,541	(722)
Profit / (Loss) from operations	2,063	1,559	504	881	3,291	(2,410)	(274)	(225)	(49)	460	13	447	(3,130)	4,638	(1,508)
Share of profit of associates and joint ventures	57	39	18	-	-	-	-	-	-	-46	-2	-44	11	37	-26
Segment profit / (loss)	2,12	1,598	522	881	3,291	-2,41	-274	-225	-49	414	11	403	3,141	4,675	-1,534

Urban Properties and Investment Business

Operations Center in Argentina

	Shopping Malls			Offices			Sales and development			Hotels			Internacional			Corporate			Others			Total
	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.
	(In million of ARS)
Revenues	8,541	9,75	(1,209)	2,239	1,332	907	1,119	300	819	2,953	2,446	507	14	-	14	-	-	-	190	44	146	15,056	13,872	1,184
Costs	(776)	(829)	53	(153)	(124)	(29)	(527)	(149)	(378)	(1,588)	(1,672)	84	(6)	-	(6)	-	-	-	(151)	(48)	(103)	(3,201)	(2,822)	(379)
Gross profit / (loss)	7,765	8,921	(1,156)	2,086	1,208	878	592	151	441	1,365	774	591	8	-	8	-	-	-	39	(4)	43	11,855	11,050	805
Net gain from fair value adjustment of investment properties	(40,582)	6,266	(46,848)	747	5,843	(5,096)	726	7,338	(6,612)	-	-	-	6	-	6	-	-	-	(374)	362	(736)	(39,477)	19,809	(59,286)
General and administrative expenses	(945)	(854)	(91)	(206)	(216)	10	(283)	(198)	(85)	(492)	(487)	(5)	(110)	(118)	8	(519)	(385)	(134)	(113)	(77)	(36)	(2,668)	(2,335)	(333)
Selling expenses	(530)	(607)	77	(99)	(143)	44	(119)	(58)	(61)	(316)	(311)	(5)	-	-	-	-	-	-	(21)	(7)	(14)	(1,085)	(1,126)	41
Other operating results, net	(109)	(105)	(4)	(40)	(24)	(16)	(286)	138	(424)	114	(40)	154	(24)	(58)	34	-	-	-	(314)	33	(347)	(659)	(56)	(603)
Profit / (Loss) from operations	(34,401)	13,621	(48,022)	2,488	6,668	(4,180)	630	7,371	(6,741)	671	(64)	735	(120)	(176)	56	(519)	(385)	(134)	(783)	307	(1,090)	(32,034)	27,342	(59,376)
Share of profit of associates and joint ventures	-	-	-	-	-	-	(37)	4	(41)	-	-	-	(3,679)	(4,425)	746	-	-	-	(2,467)	194	(2,661)	(6,183)	(4,227)	(1,956)
Segment profit / (loss)	(34,401)	13,621	(48,022)	2,488	6,668	(4,180)	593	7,375	(6,782)	671	(64)	735	(3,799)	(4,601)	802	(519)	(385)	(134)	(3,250)	501	(3,751)	(38,217)	23,115	(61,332)

Operations Center in Israel

	Real Estate			Supermarkets			Telecommunications			Corporate			Others			Total
	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.	30.06.19	30.06.18	Var.
	(In million of ARS)
Revenues	14,392	9,497	4,895	-	-	-	57,506	49,066	8,440	-	1,494	(1,494)	1,639	-	1,639	73,537	60,057	13,480
Costs	(9,121)	(5,957)	(3,164)	-	-	-	(42,424)	(35,189)	(7,235	-	(789	789	(881	-	(881)	(52,426)	(41,935)	(10,491)
Gross profit / (loss)	5,271	3,540	1,731	-	-	-	15,082	13,877	1,205	-	705	(705)	758	-	758	21,111	18,122	2,989
Net gain from fair value adjustment of investment properties	892	-	892	-	-	-	-	-	-	-	-	-	-	-	-	892	-	892
General and administrative expenses	(707)	(578)	(129)	-	-	-	(4,779)	(4,594)	(185)	(1,058)	(1,207)	149	(1,487)	(854)	(633)	(8,031)	(7,233)	(798)
Selling expenses	(197)	(200)	3	-	-	-	(10,562)	(10,059)	(503)	-	(380)	380)	(433)	-	(433)	(11,192)	(10,639)	(553)
Impairment of associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating results, net	-	256	(256)	-	-	-	397	772	(375)	-	(33)	33	345	1,141	(796)	742	2,136	(1,394)
Profit / (Loss) from operations	5,259	3,018	2,241	-	-	-	138	(4)	142	(1,058)	(915)	(143)	(817)	287	(1,104)	3,522	2,386	1,136
Share of profit of associates and joint ventures	37	158	(121)	717	-	717	-	-	-	-	(580)	580	(904)	-	(904)	(150)	(422)	272
Segment profit / (loss)	5,296	3,176	2,120	717	-	717	138	(4)	142	(1,058)	(1,495)	437	(1,721)	287	(2,008)	3,372	1,964	1,408

Results of operations for the fiscal years ended June 30, 2019 and 2018.

Revenues 2019 vs 2018

Total revenues, according to the income statement, increased by ARS 17,475 million (18.7%), from ARS 93,266 million in the fiscal year ended June 30, 2018 to ARS 110,741 million in the fiscal year ended June 30, 2019. Such increase was mainly due to a ARS 3,495 million increase in the Agricultural Business, which went from ARS 15,079 million in the fiscal year ended June 30, 2018 to ARS 18,574 million in the fiscal year ended June 30, 2019, and a ARS 13,980 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation is attributable to a ARS 13,480 million increase in the Operations Center in Israel and a ARS 500 million increase in the Operations Center in Argentina.

In turn, total revenues on account of expenses and promotion fund decreased by ARS 681 million (15.5%), from ARS 4,387 million in the fiscal year ended June 30, 2018 to ARS 3,706 million in the fiscal year ended June 30, 2019.

Revenues from inter-segment transactions varied by ARS 194 million (58.4%), from a loss of ARS 332 million in the fiscal year ended June 30, 2018 to a loss of ARS 526 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those from expenses and collective promotion fund or inter-segment transactions), total revenues increased by ARS 18,332 million (20.5%), from ARS 89,322 million in the fiscal year ended June 30, 2018 to ARS 107,654 million in the fiscal year ended June 30, 2019. Such increase was mainly due to a ARS 3,668 million increase in the Agricultural Business and a ARS 14,664 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business the variation is due to a ARS 13,480 million increase in the Operations Center in Israel, and a ARS 1,184 million increase in the Operations Center in Argentina.

Agricultural Business

According to information by segments (taking into account all our joint ventures, and inter-segment eliminations), total revenues increased by ARS 3,668 million (23.8%), from ARS 15,393 million in the fiscal year ended June 30, 2018 to ARS 19,061 million in the fiscal year ended June 30, 2019.

Agricultural Production. Total revenues from the Agricultural Production segment rose by 22.0% from ARS 9,096 million during the fiscal year ended June 30, 2018 to ARS 11,100 million during the fiscal year ended June 30, 2019. Such increase is mainly attributable to:

●
A ARS 1,436 million increase in revenues from crop sales, resulting from a 36% increase in the average price of crops sold, from ARS 10,090 per ton in fiscal year 2018 to ARS 13,721 per ton in fiscal year 2019, offset by a decrease of 39,676 tons in the volume of crops sold in fiscal year 2019 as compared to the previous fiscal year.

●
A ARS 603 million rise in revenues from sugarcane sales, resulting from an increase of 242,460 tons (14%) in the volume of sugarcane sold fiscal year 2019 compared to the previous fiscal year, coupled with a 15% rise in the average price of sugarcane sold, from ARS 1,158 per ton in fiscal year 2018 to ARS 1,329 per ton in fiscal year 2019, as a result of an improvement in sugarcane quality (higher TRS, i.e., total recoverable sugar);

●
A ARS 39 million decrease in revenues from cattle sales, primarily attributable to a decrease of 5,557 tons in the volume of cattle sold in fiscal year 2019 compared to the previous fiscal year, partially offset by a 25% rise in the average price of cattle, as well as a decrease in the sale of milk caused by the discontinuation of the activity in the previous fiscal year; and

●
A ARS 242 million increase in revenues from rentals and services attributable to: (i) an increase of ARS 149 million (42%) in revenues from seed production mainly caused by an increase in the sale price of the corn and soybean seed service in Argentina; and an increase in the hectares leased to third parties in Brazil added to the collection of an additional amount for productivity on the yields; and (ii) a ARS 99 million increase in revenues from Feed Lot services and pastures.

Others. Revenues from the Others segment increased by 26.4% from ARS 6,297 million during fiscal year 2018 to ARS 7,961 million during fiscal year 2019. Such increase is attributable to:

●
A ARS 943 million increase in revenues from agro-industrial activities, due to the fact that, although the volume remained stable, in this fiscal year the share of sales to the external market increase over total sales, from 31% in fiscal year 2018 to 43% in fiscal year 2019, generating a double impact on gain (loss) by the effect of the increase in the exchange rate. The volume of domestic sales decreased, but prices remained in line with the inflation for the year;

●
A ARS 721 million increase in revenues from sales on consignment, brokerage fees and others, due to a higher volume of crop Trading transactions and sales of supplies in the current year, boosted by the effect of devaluation.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues increased by ARS 14,664 million (19.8%), from ARS 73,929 million in the fiscal year ended June 30, 2018 (out of which ARS 60,057 million derive from the Operations Center in Israel and ARS 13,872 million from the Operations Center in Argentina) to ARS 88,593 million in the fiscal year ended June 30, 2019 (out of which ARS 73,537 million derive from the Operations Center in Israel and ARS 15,056 million from the Operations Center in Argentina). Excluding the revenues from the Operations Center in Israel, revenues, according to information by segments, increased by 8.5%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased by 12.4% from ARS 9,750 million during fiscal year 2018 to ARS 8,541 million during fiscal year 2019. Such fall is mainly attributable to: (i) a ARS 976 million decrease in revenues from permanent and variable leases as a result of a 13.9% decrease in total sales of our lessees, which went from ARS 109,687 million during fiscal year 2018 to ARS 94,436 million during fiscal year 2019; (ii) a ARS 140 million decrease in commissions;(iii) a ARS 122 million decrease in revenues from admission rights; (iv) a ARS 120 million decrease in revenues from parking fees; (v) a ARS 17 million decrease in revenues from flattening and administration and management services; (vi) partially offset by an increase in leverage of graduated leases in Other revenues of ARS 192 million, mainly attributable to the termination of the Walmart agreement.

Offices. Revenues from the Offices segment increased by 68.1% from ARS 1,332 million during the fiscal year ended June 30, 2018 to ARS 2,239 million during the fiscal year ended June 30, 2019. The variation is mainly explained by a significant increase in revenues from leases of different buildings, mainly PH Office Park and Zeta Buildings, and by the effect of the exchange rate variation.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 273% increase, from ARS 300 million during the fiscal year ended June 30, 2018 to ARS 1,119 million during the fiscal year ended June 30, 2019. This segment often varies significantly from fiscal year to fiscal year to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenues from our Hotels segment increased by 20.7% from ARS 2,446 million during the fiscal year ended June 30, 2018 to ARS 2,953 million during the fiscal year ended June 30, 2019, mainly due to an increase in the average room rate of our hotel portfolio (measured in Pesos).

International. Revenues from our International segment increased by 100%, to ARS 14 million during the fiscal year ended June 30, 2019 due to the lease of properties by our subsidiary Real Estate Strategies LLC.

Corporate. Revenues associated with our Corporate segment showed no variations for the reported fiscal years.

Others. Revenues from the Others segment increased by 331.8% from ARS 44 million during the fiscal year ended June 30, 2018 to ARS 190 million during the fiscal year ended June 30, 2019, mainly due to the increase in revenues from La Arena S.A. y LA RURAL S.A. – OFC S.R.L. – OGDEN S.A – ENTRETENIMIENTO UNIVERSAL S.A. – Unión transitoria – (administradora del Centro de Convenciones y Exposiciones de la Ciudad de Buenos Aires).

Operations Center in Israel

Real Estate. Revenues from the real estate segment increased from ARS 9,497 million during the period ended June 30, 2018 to ARS 14,392 million during the period ended June 30, 2019. This variation was due to (i) an actual devaluation of the Argentine peso of approximately 22%, (ii) an increase in the rentable square meters, (iii) an increase in the price of leases, and (iv) the application of IFRS 15.

Telecommunications. Revenues from the telecommunications segment increased from ARS 49,066 million during the period ended June 30, 2018 to ARS 57,506 million during the period ended June 30, 2019. This variation was due to an actual devaluation of the Argentine peso of approximately 22%, partially offset by the constant erosion in the revenues of mobile services, which was partially offset by an increase in revenues related to fixed lines, television and internet.

Others. Revenues from the Others segment increased from ARS 1,494 million during the period ended June 30, 2018 to ARS 1,639 million during the period ended June 30, 2019. This variation was due to (i) an actual devaluation of the Argentine peso of approximately 22%, (ii) offset by a drop in revenues from Bartan.

Costs 2019 vs 2018

Total costs, according to the income statement, increased by ARS 13,306 million (21.4%), from ARS 62,078 million in the fiscal year ended June 30, 2018 to ARS 75,384 million in the fiscal year ended June 30, 2019. Such increase was mainly due to a ARS 3,024 million increase in the Agricultural Business, from ARS 12,945 million in the fiscal year ended June 30, 2018 to ARS 15,969 million in the fiscal year ended June 30, 2019, and a ARS 10,282 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation is due to an increase in the Operations Center in Israel of ARS 10,491 million and an increase in the Operations Center in Argentina of ARS 209 million.

Costs from our joint ventures decreased by ARS 2 million (2.9%), from a profit of ARS 69 million in the fiscal year ended June 30, 2018 (out of which ARS 8 million to the Shopping Mall segment; ARS 50 million to the Offices segment and ARS 11 million to the Sales and Developments segment of the Operations Center in Argentina) to a profit of ARS 67 million in the fiscal year ended June 30, 2019 (out of which ARS 17 million are allocated to the Shopping Malls segment; ARS 42 million to the Offices segment and ARS 8 million to the Sales and Developments segment of the Operations Center in Argentina).

In turn, total costs on account of expenses and promotion fund decreased by ARS 590 million (13.3%), from ARS 4,445 million in the fiscal year ended June 30, 2018 to ARS 3,855 million in the fiscal year ended June 30, 2019.

Costs from inter-segment transactions varied by ARS 45 million (29.8%), from ARS 151 million in the fiscal year ended June 30, 2018 to ARS 196 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account profit / (loss) from operations from our joint businesses and excluding those corresponding to expenses and collective promotion fund or business inter-segment transactions), total costs increased by ARS 13,939 million (24.1%), from ARS 57,853 million in the fiscal year ended June 30, 2018 to ARS 71,792 million in the fiscal year ended June 30, 2019. Such increase was mainly due to a ARS 3,069 million decrease in the Agricultural Business and a ARS 10,870 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business the variation derives from a decrease in the Operations Center in Israel of ARS 10,491 million, offset by a decrease in the Operations Center in Argentina of ARS 379 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs increased by ARS 3,069 million (23.4%), from ARS 13,096 million in the fiscal year ended June 30, 2018 to ARS 16,165 million in the fiscal year ended June 30, 2019. The costs of the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 85.1% during the fiscal year ended June 30, 2018 to 84.8% during the fiscal year ended June 30, 2019.

Agricultural Production. The costs of the Agricultural Production segment increased by 28.1% from ARS 7,388 million during fiscal year 2018 to ARS 9,466 million during fiscal year 2019, primarily as a consequence of:

●
A ARS 1,752 million increase in costs of crop sales, mainly resulting from a 51% increase in the average cost per ton of crops sold in fiscal year 2019, from 8,089 million in fiscal year 2018 to 12,206 million in fiscal year 2019; offset by a decrease of 39,676 tons in the volume of tons sold in fiscal year 2019 as compared to the previous fiscal year.

●
A ARS 363 million increase in the costs of sugarcane sales, mainly as a result of an increase of 242,460 tons (14%) in the volume of sugarcane sold in fiscal year 2019 compared to the previous fiscal year, coupled with a 4% rise in the average cost of sugarcane per ton sold in fiscal year 2019, from ARS 1,129 per ton in fiscal year 2018 to ARS 1,172 per ton in fiscal year 2019;

●
A ARS 24 million decrease in the costs of cattle and milk sales, mainly as a result of a decrease of 5,557 tons of cattle sold in fiscal year 2019 compared to the previous fiscal year, partially offset by a 34% rise in the average cost of cattle sold, as well as by the decrease in the sale of milk caused by the discontinuation of the activity in the prior fiscal year; and

●
A ARS 158 million increase in costs of rentals and services, mainly attributable to a ARS 109 million increase in the Feedlot service cost and an increase in ARS 49 million in lease costs and seed production.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 81.2% during fiscal year 2018 to 85.3% during fiscal year 2019.

Land transformation and sales. The costs of the Land transformation and sales segment decreased by 33.3% from ARS 36 million during fiscal year 2018 to ARS 24 million during fiscal year 2019.

Others. The costs of the Others segment increased by 17.7% from ARS 5,672 million during fiscal year 2018 to ARS 6,675 million during fiscal year 2019, mainly as a result of:

●
A ARS 671 million increase in agro-industrial costs, mostly driven by a rise in acquisition costs of all of its components.

●
A ARS 332 million increase in other segments, mainly triggered by the sale of supplies.

The costs of the Others segment, measured as a percentage of revenues from this segment, decreased from 90.1% during fiscal year 2018 to 83.8% during fiscal year 2019.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs increased by ARS 10,870 million (24.3%), from ARS 44,757 million in the fiscal year ended June 30, 2018 (out of which ARS 41,935 million derive from the Operations Center in Israel and ARS 2,822 million from the Operations Center in Argentina) to ARS 55,627 million in the fiscal year ended June 30, 2019 (out of which ARS 52,426 million derive from the Operations Center in Israel and ARS 3,201 million from the Operations Center in Argentina). Excluding the costs from the Operations Center in Israel, costs, according to information by segments, decreased by 13.4%. Likewise, total costs, measured as a percentage of total revenues, according to information by segments, increased from 60.5% during fiscal year ended June 30, 2018 to 62.8% during the fiscal year ended June 30, 2019, mainly deriving from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total costs, measured as a percentage of total revenues, increased from 20.4% during the fiscal year ended June 30, 2018 to 21.3% during the fiscal year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 6.4%, from ARS 829 million during fiscal year 2018 to ARS 776 million during fiscal year 2019, mainly due to: (i) a decrease in salaries, social security and other personnel administrative expenses of ARS 44 million; (ii) a decrease in amortization and depreciation of ARS 20 million; and (iii) a decrease in maintenance, security, cleaning, repairs and related expenses of ARS 9 million; partially offset by (iv) an increase in leases and expenses of ARS 24 million (generated by leases denominated in dollars). Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 8.5% during the fiscal year ended June 30, 2018 to 9.1% during the fiscal year ended June 30, 2019.

Offices. Costs associated with the Offices segment increased by 23.4%, from ARS 124 million during the fiscal year ended June 30, 2018 to ARS 153 million during the fiscal year ended June 30, 2019, mainly due to (i) an increase in amortization and depreciation of ARS 53 million; offset by: (i) a decrease in leases and expenses of ARS 12 million; (ii) a decrease in maintenance, repairs and services expenses of ARS 9 million; (iii) a decrease in fees and compensation for services of ARS 5 million and (iv) a decrease in taxes, fees and contributions of ARS 3 million. Costs associated with the Offices segment, measured as a percentage the revenues from this segment, decreased from 9.3% during the fiscal year ended June 30, 2018 to 6.8% during the fiscal year ended June 30, 2019.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 253.7% increase from ARS 149 million during the fiscal year ended June 30, 2018 to ARS 527 million during the fiscal year ended June 30, 2019 mainly due to the cost of the sale of Catalinas Norte. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 49.7% during the fiscal year ended June 30, 2018 to 47.1% during the fiscal year ended June 30, 2019.

Hotels. Costs in the Hotels segment decreased by 5%, from ARS 1,672 million during the fiscal year ended June 30, 2018 to ARS 1,588 million during the fiscal year ended June 30, 2019, mainly as a result of (i) a ARS 107 million decrease in the costs of salaries, social security and other personnel expenses; and (ii) a ARS 9 million decrease in food, beverages and other hotel expenses, offset by (iii) an increase in fees and compensation services of ARS 30 million. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 68.4% during the fiscal year ended June 30, 2018 to 53.8% during the fiscal year ended June 30, 2019.

International. Costs in the International segment increased 100%, amounting to ARS 6 million during the fiscal year ended June 30, 2019, associated with the cost of lease of properties by our subsidiary Real Estate Strategies LLC.

Corporate. Costs in the Corporate segment did not vary in the reported fiscal years.

Others. Costs in the Others segment increased by 214.6%, from ARS 48 million during the fiscal year ended June 30, 2018 to ARS 151 million during the fiscal year ended June 30, 2019, mainly as a result of: (i) a ARS 30 million increase in taxes, fees and contributions; (ii) a ARS 19 million increase in leases and expenses; (iii) a ARS 17 million increase in fees and compensation for services; (iv) a ARS 14 million increase in depreciation and amortization; (v) a ARS 12 million increase in maintenance, repairs and services; and (vi) a ARS 9 million increase in salaries, social security and other personnel expenses.

Operations Center in Israel

Real Estate. Real estate segment costs increased from ARS 5,957 million during the period ended June 30, 2018 to ARS 9,121 million during the period ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22%. (ii) an increase in the cost due to the increased sale of residential apartments and the implementation of IFRS 15.

Telecommunications. Costs in the Telecommunications segment increased from ARS 35,189 million during the period ended June 30, 2018 to ARS 42,424 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a decrease in costs that accompanied the reduction in sales of mobile services and a slight increase in costs related to television content.

Others. Costs in the Others segment increased from ARS 789 million during the period ended June 30, 2018 to ARS 881 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a drop in the costs of Bartan.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2019 vs 2018

The profit from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest, according to the income statement, increased by ARS 631 million (37.7%), from ARS 1,674 million in the fiscal year ended June 30, 2018 to ARS 2,305 million in the fiscal year ended June 30, 2019.

There is no profit / (loss) from our joint ventures in relation to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest.

There is no profit / (loss) on account of expenses and promotion fund in relation to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest.

The profit/ (loss) related to the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest from inter-segment transactions varied by ARS 130 million (92.9%), from ARS 140 million in the fiscal year ended June 30, 2018 to ARS 270 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to expenses and collective promotion fund and business inter-segment transactions), the profit / (loss) from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by ARS 505 million (33.0%), from ARS 1,530 million in the fiscal year ended June 30, 2018 to ARS 2,035 million in fiscal year ended June 30, 2019.

Such variation was mainly a result of:

●
A lesser loss in profits from cattle production of ARS 323 million, mainly generated by Argentina, derived, on the one hand, from beef cattle, since the increase in prices in fiscal year 2019 was higher than in the prior fiscal year; furthermore, during such fiscal year cattle was lot-fed to mitigate the draught effects generating more kilograms produced, but also higher feeding costs; and on the other hand, from the income obtained during this fiscal year derived from the wool production, due an increase in the prices; and

●
An increase in profits from crop production of ARS 26 million, mainly generated in Argentina as a result of a higher planted area and better corn and soybean yields; and better wheat prices and yields during this fiscal year; and in Bolivia as a result of a significant improvement in soybean yields (64%) and a cost reduction; while Brazil registered a negative variation originated by soybean due to lower prices and yields as well as increased costs; offset by;

●
A decrease in the result of sugarcane production of ARS 73 million, mainly in Brazil due to an increase in production costs derived from the fact that during the current fiscal year cultural and irrigation works were carried out in the San José farmland, as compared to the previous fiscal year when this farmland had been incorporated with the cane already planted; and, additionally, the cutting, hauling and transportation costs also grew up as a result of the increase in fuels. This was partially offset by the improvement in the Bolivian production results, as a result of an increase in the cultivated area during this fiscal year.

●
A decrease in the result of agro-industrial activity of ARS 15 million

Changes in the net realizable value of agricultural produce after harvest 2019 vs 2018

Profits /(loss) from total changes in the net realizable value of agricultural produce after harvest, according to the income statement, decreased by ARS 575 million (108.1%), from ARS 532 million in the fiscal year ended June 30, 2018 to ARS 43 million in the fiscal year ended June 30, 2019. Such variation is mainly generated by Argentina, particularly by the soybean, due to the fact that in the previous fiscal year the prices had an upward trend while during the current fiscal year the trend was downward as a consequence of the trade war between China and USA; in addition, although corn and wheat prices raised in both fiscal years, they were not in line with inflation, particularly in the current fiscal year.

Gross profit 2019 vs 2018

As a result of the above mentioned factors, total gross profit, according to the income statement, increased by ARS 4,225 million (12.7%), from ARS 33,394 million in the fiscal year ended June 30, 2018 to ARS 37,619 million in the fiscal year ended June 30, 2019. This was mainly due to the ARS 527 million increase in the Agricultural Business, from ARS 4,340 million in the fiscal year ended June 30, 2018 to ARS 4,867 million in the fiscal year ended June 30, 2019, and a ARS 3,698 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation is due to an increase in the Operations Center in Israel of ARS 2,989 million, offset by an increase in the Operations Center in Argentina of ARS 709 million.

Gross profit / (loss) from our joint ventures increased by ARS 12 million (31.6%), from a loss of ARS 38 million in the fiscal year ended June 30, 2018 to a loss of ARS 26 million in the fiscal year ended June 30, 2019.

In turn, total gross profit on account of expenses and promotion fund decreased by ARS 91 million (156.9%), from a loss of ARS 58 million in the fiscal year ended June 30, 2018 (out of which a gain of ARS 88 million derives from the Shopping Malls segment and a loss of ARS 30 million derives from the Offices segment) to a loss of ARS 149 million in the fiscal year ended June 30, 2019 (out of which a gain of ARS 144 million derives from the Shopping Malls segment and a gain of ARS 5 million derives from the Offices segment).

Gross profit generated by inter-segment transactions varied by ARS 19 million (46.3%), from ARS 41 million in the fiscal year ended June 30, 2018 to ARS 60 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and without considering those related to expenses and collective promotion fund and inter-segment business transactions), total gross profit increased by ARS 4,323 million (12.9%), from ARS 33,531 million in the fiscal year ended June 30, 2018 to ARS 37,854 million in the fiscal year ended June 30, 2019. This was mainly due to an increase of ARS 529 million in the Agricultural Business and an increase of ARS 3,794 million in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation was generated by an increase in the Operations Center in Israel of Ps2,989 million, and an increase in the Operations Center in Argentina of ARS 805 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit rose by ARS 529 million (12.1%), from ARS 4,359 million in the fiscal year ended June 30, 2018 to ARS 4,888 million in the fiscal year ended June 30, 2019. Gross profit from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 28.3% during the fiscal year ended June 30, 2018 to 25.6% during the fiscal year ended June 30, 2019.

Agricultural Production. Gross profit from this segment decreased by 4.2% from ARS 3,779 million in fiscal year 2018 to ARS 3,620 million in fiscal year 2019.

Land Transformation and Sales. Gross profit from this segment decreased by 33.3% from ARS 36 million in fiscal year 2018 to ARS 24 million in fiscal year 2019.

Others. Gross profit from this segment increased by 109.7% from ARS 616 million in fiscal year 2018 to ARS 1,292 million in fiscal year 2019.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit increased by ARS 3,794 million (13.0%), from ARS 29,172 million in the fiscal year ended June 30, 2018 (out of which ARS 18,122 million derive from the Operations Center in Israel and ARS 11,050 million from the Operations Center in Argentina) to ARS 32,966 million in the fiscal year ended June 30, 2019 (out of which ARS 21,111 million derive from the Operations Center in Israel and ARS 11,855 million from the Operations Center in Argentina). Excluding gross profit from the Operations Center in Israel, gross profit, according to information by segments, decreased by 7.3%. In addition, total gross profit, measured as a percentage of total revenues, according to information by segments, decreased from 39.5% during the fiscal year ended June 30, 2018 to 37.2% during the fiscal year ended June 30, 2019, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total gross profit, measured as a percentage of total revenues, decreased from 79.7% during the fiscal year ended June 30, 2018 to 78.7% during the fiscal year ended June 30. 2019.

Operations Center in Argentina

Shopping Malls. Gross profit from the Shopping Malls segment decreased 13%, from ARS 8,921 million during fiscal year 2018 to ARS 7,765 million for fiscal year 2019, mainly as a result of a decrease in total sales of our tenants, giving rise to lower rental percentages under our lease agreements. Gross profit from our Shopping Malls segment as a percentage of revenues for the segment decreased from 91.5% during fiscal year 2018 to 90.9% during fiscal year 2019.

Offices. Gross profit of the Offices segment increased by 72.7%, from ARS 1,208 million for the year ended June 30, 2018 to ARS 2,086 million during the year ended June 30, 2019. The gross profit of the Offices segment, measured as a percentage of revenues of this segment, increased from 90.7% during the year ended June 30, 2018 to 93.2% during the year ended June 30, 2019.

Sales and developments. Gross profit of the Sales and Developments segment increased by 292.1%, from ARS 151 million during the year ended June 30, 2018 to ARS 592 million during the year ended June 30, 2019, mainly as a result of higher sales recorded during the year ended June 30, 2019. The gross profit of the Sales and Developments segment, measured as a percentage of this segment’s revenues, increased from 50.3 % during the year ended June 30, 2018 to 52.9% during the year ended June 30, 2019.

Hotels. Gross profit for the Hotels segment increased by 76.4% from ARS 774 million during the fiscal year ended June 30, 2018 to ARS 1,365 million during the year ended June 30, 2019. The gross profit of the Hotels segment, measured as a percentage of revenues of this segment, increased from 31.6% during the year ended June 30, 2018 to 46.2% during the year ended June 30, 2019.

International. Gross profit of the International segment increased 100%, with a gross profit of ARS 8 million during the year ended June 30, 2019.

Corporate. Gross profit of the Corporate segment did not present variations during the reported years.

Others. Gross profit from the Others segment increased 1,075%, from a loss of ARS 4 million during the year ended June 30, 2018 to a profit of ARS 39 million during the year ended June 30, 2019. The gross profit of the Others segment, measured as a percentage of revenues of this segment, increased from 9.1% negative during the year ended June 30, 2018 to 20.5% during the year ended June 30, 2019.

Operations Center in Israel

Real Estate. Gross profit of the real estate segment increased from ARS 3,540 million during the period ended June 30, 2018 to ARS 5,271 million during the period ended June 30, 2019. This variation was mainly due to a real revaluation of the NIS against the Argentine peso of approximately 22%, the implementation of IFRS 15 and an increase in square meters. The gross profit of the segment as a percentage of revenues decreased from 37.3% during period 2018 to 36.6% during the period 2019.

Telecommunications. Gross profit of the telecommunications segment increased from ARS 13,877 million during the year ended June 30, 2018 to ARS 15,082 million during the period ended June 30, 2019. This variation was mainly due to a real revaluation of the NIS against the Argentine peso of approximately 22%, partially offset by the constant erosion in the revenues of mobile services, which was partially offset by an increase in revenues related to fixed lines, television and internet. The gross profit of the segment as a percentage of revenues decreased slightly from 28.3% during the year ended June 30, 2018 to 26.2% during the year ended June 30, 2019.

Others. Gross profit from the Others segment increased from ARS 705 million during the period ended June 30, 2018 to ARS 758 million during the period ended June 30, 2019. This variation was mainly due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by the drop of Bartan. The gross profit of the segment as a percentage of revenues decreased slightly from 47.2% during the period ended June 30, 2018 to 46.2% during the period ended June 30, 2019.

Net gain (loss) from changes in the fair value of investment properties 2019 vs 2018

Total gain (loss) from changes in the fair value of investment properties, according to the income statement, decreased by ARS 56,717 million (299.0%), from a gain of ARS 18,971 million in the fiscal year ended June 30, 2018 to a loss of ARS 37,746 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 216 million decrease in the Agricultural Business, from a gain of ARS 216 million in the fiscal year ended June 30, 2018 to a loss of ARS 0 million in the fiscal year ended June 30, 2019, and a ARS 56,501 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation corresponds to a ARS 892 million increase in the Operations Center in Israel offset by a ARS 57,393 million decrease in the Operations Center in Argentina.

The gain (loss) from changes in the fair value of investment properties from our joint ventures increased by ARS 1,893 million (179.6%), from a loss of ARS 1,054 million in the fiscal year ended June 30, 2018 to a gain of ARS 839 million in the fiscal year ended June 30, 2019.

There is no profit / (loss) on account of expenses and promotion fund in relation to net gain (loss) from changes in the fair value of investment properties.

There is no profit / (loss) from our inter-segment transactions in relation to the net gain (loss) from changes in the fair value of investment properties.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to expenses and collective promotion fund or inter-segment transactions), the total net gain/(loss) from changes in the fair value of investment properties decreased by ARS 58,610 million (292.7%), from a gain of ARS 20,025 million in the fiscal year ended June 30, 2018 to a loss of ARS 38,585 million in the fiscal year ended June 30, 2019. Such change was mainly due to a ARS 216 million decrease in the Agricultural Business and a ARS 58,394 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation derives from an increase in the Operations Center in Israel of ARS 892 million, offset by a decrease in the Operations Center in Argentina of ARS 59,286 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total net gain (loss) from changes in the fair value of investment properties decreased by ARS 216 million (100.0%), from ARS 216 million in the fiscal year ended June 30, 2018 to ARS 0 million in the fiscal year ended June 30, 2019.

The decrease in net gain (loss) is mainly attributable to Brasilagro as a result of a lower number of hectares leased to third parties in Jatobá farmland.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total net gain (loss) from changes in the fair value of investment properties decreased by ARS 58,394 million (294.8%), from ARS 19,809 million in the fiscal year ended June 30, 2018 (out of which ARS 0 million derive from the Operations Center in Israel and ARS 19,809 million from the Operations Center in Argentina) to ARS 38,585million in the fiscal year ended June 30, 2019 (out of which ARS 892 million derive from the Operations Center in Israel and ARS 39,477 million from the Operations Center in Argentina). Excluding the changes in the fair value of investment properties from the Operations Center in Israel, changes in the fair value of investment properties, according to information by segments, increased by 299.3%.

Operations Center in Argentina

Shopping Malls

The shopping -Malls portfolio decreased between the fiscal year ended June 30, 2019 and 2018, as the end of the concession we had for Buenos Aires Design took place.

The net impact in the peso values of our properties was primarily a consequence of macroeconomic changes: (i) from june 2018 to june 2019, the Argentinian peso depreciated 47% against US Dolar (from ARS 28.75 per dolar to ARS 42.26 per dolar), which had a direct impact in a less projected cash flows in US Dolar from our Shopping Malls segment; and (ii) an increase of 234 basis points on the discount rate in US dolar, which it is used to discount the projected cash flow from Shopping Malls segment.

Offices, Sales and Developments, International and Others

Net gain/(loss) from actual fair value adjustment of investment properties included in these segments decreased by 92% during the year ended June 30, 2019.

The Argentine office market is a liquid market, in which a significant volume of counterparties participates and frequently carries out purchase and sale transactions. This allows to observe sale prices that are relevant and representative in the market. Furthermore, lease agreements are denominated in dollars for an average term of 3 years, with the current business thus generating a stable cash flow in dollars, In this sense, the “Market approach” technique is used (market comparable values) for the determination of the fair value of these segments, with the value per square meter being the most representative metric.

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

Operations Center in Israel

Real Estate. Net gain from fair value adjustment of investment properties of this segment increased from nil during the period ended June 30, 2018 to ARS 892 million during the period ended June 30, 2019. Though it was affected by a real revaluation of the NIS against the Argentine peso of approximately 22%, the variation was due to the stability of the real estate market in Israel, which remained stable, with the changes in the fair value mainly deriving from new projects.

Gain from disposal of farmlands 2019 vs 2018

The total gain from disposal of farmlands, according to the income statement, decreased by ARS 991 million (59.8%), from ARS 1,656 million in the fiscal year ended June 30, 2018 to ARS 665 million in the fiscal year ended June 30, 2019.

Based on the information by segment (taking into account all our joint ventures and inter-segment eliminations), the total gain from disposal of farmlands decreased by ARS 991 million (59.8%), from ARS 1,656 million in the fiscal year ended June 30, 2018 to ARS 665 million in the fiscal year ended June 30, 2019.

Fiscal year ended June 30, 2019

●
In June 2019, the Group, through its subsidiary BrasilAgro, entered into an agreement for the sale of 3,124 hectares of the Jatobá land. The sales price was 285 soybean bags per hectare or ARS 776 million. The buyer made a down payment of ARS 83 million and will complete payment of the first installment (ARS 83 million) by July 31, 2019. The balance, i.e. 563,844 soybean bags, will be paid in six annual installments. Delivery of possession and the gain of the transaction will be recognized on June 30, 2020, amounting to ARS 573 million.

●
On November 21, 2018, the Group, through its subsidiary BrasilAgro, entered into an agreement for the sale of 103 hectares of the Alto Taquarí land. The sales price was 1,100 soybean bags per arable hectare equivalent to ARS 114 million. The buyer made a down payment of 22,656 soybean bags equivalent to ARS 17 million; the balance will be paid in eight semi-annual installments. The Group has recognized a gain of ARS 91 million as a result of this transaction in this fiscal year.

Fiscal year ended June 30, 2018

●
On June 29, 2018, Cresud signed a deed with a non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of "La Suiza". The total amount of the transaction was set at USD 10 million, of which USD 3 million have been already paid. The remaining balance of USD 7 million, guaranteed by a mortgage on the property, will be collected in 10 installments of the same amount ending on June 2023, which will accrue an annual interest of 4.5% on the remaining balances. The gain of the transaction amounts approximately to ARS 380 million.

●
On July 20, 2017, the Company executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. On June 25, 2018, the Company has made effective with the sign of the deed and delivery of the property, the sale of "La Esmeralda" farm. The amount of the transaction was set at USD 19 million, of which USD 7 million have been already paid. The balance, guaranteed with a mortgage on the property, will be collected in 4 installments of the same amount ending in April 2022, which will accrue an annual interest of 4% on the remaining balances. The gain from the sale amounts approximately to ARS 686 million.

●
On May 3, 2018, the Company through its subsidiary BrasilAgro, has entered into a purchase-sale agreement for the partial sale of 956 hectares (660 arable hectares) of Araucaria Farm, located in Mineiros, Brazil, for an amount of 1,208 soybean bags per arable hectare or Rs.66.2 million (Rs./ha. 93,356). The Group has recognized gains of ARS 590 million as result of this transaction.

General and administrative expenses 2019 vs 2018

Total general and administrative expenses, according to the income statement, decreased by ARS 1,276 million (11.7%), from ARS 10,876 million in the fiscal year ended June 30, 2018 to ARS 12,152 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 135 million increase in the Agricultural Business, from ARS 1,379 million in the fiscal year ended June 30, 2018 to ARS 1,514 million in the fiscal year ended June 30, 2019, and a ARS 1,141 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 798 million offset by a decrease in the Operations Center in Argentina of ARS 343 million.

General and administrative expenses from our joint ventures decreased by ARS 23 million (57.5%), from ARS 40 million in the fiscal year ended June 30, 2018 to ARS 17 million in the fiscal year ended June 30, 2019.

There are no results on account of expenses and promotion fund corresponding to general and administrative expenses.

General and administrative expenses from inter-segment transactions varied by ARS 22 million (66.7%), from ARS 33 million in the fiscal year ended June 30, 2018 to ARS 55 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those relating to expenses and collective promotion fund or business inter-segment transactions), total general and administrative expenses increased by ARS 1,275 million (11.6%), from ARS 10,949 million in the fiscal year ended June 30, 2018 to ARS 12,224 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 144 million decrease in the Agricultural Business and a ARS 1,131 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 798 million, offset by a decrease in the Operations Center in Argentina of ARS 333 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses increased by ARS 144 million (10.4%), from ARS 1,381 million in the fiscal year ended June 30, 2018 to ARS 1,525 million in the fiscal year ended June 30, 2019. General and administrative expenses from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 9.0% during the fiscal year ended June 30, 2018 to 8.0% during the fiscal year ended June 30, 2019.

Agricultural Production. General and administrative expenses associated with our Agricultural Production segment increased by 9.2%, from ARS 878 million during fiscal year 2018 to ARS 959 million during fiscal year 2019, mainly due to: the ARS 18 million increase in general and administrative expenses attributable to crop operations; a ARS 38 million increase in expenses related to sugarcane operations and a ARS 46 million increase in expenses associated with the Agricultural Rental and Services business. General and administrative expenses, measured as a percentage of revenues from this segment, decreased from 9.7% during fiscal year 2018 to 8.6% during fiscal year 2019.

Land Transformation and Sales. General and administrative expenses associated with our Land Transformation and Sales segment increased by 50.0%, from ARS 2 million during fiscal year 2018 to ARS 3 million during fiscal year 2019.

Corporate. General and administrative expenses associated with our Corporate segment increased by 21.8%, from ARS 225 million during fiscal year 2018 to ARS 274 million during fiscal year 2019, mainly as a result of an increase in expenses due to inflation, offset by extraordinary severance payments in fiscal year 2018 and an increase in directors’ fees below the inflation standard.

Others. General and administrative expenses associated with our Others segment increased by 4.7%, from ARS 276 million during fiscal year 2018 to ARS 289 million during fiscal year 2019. General and administrative expenses, measured as a percentage of revenues from this segment, decreased slightly from 4.4% for fiscal year 2018 to 3.6% for fiscal year 2019.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses increased by ARS 1,131 million (11.8%), from ARS 9,586 million in the fiscal year ended June 30, 2018 (out of which ARS 7,233 million derive from the Operations Center in Israel and ARS 2,335 million from the Operations Center in Argentina) to ARS 10,699 million in the fiscal year ended June 30, 2019 (out of which ARS 8,031 million derive from the Operations Center in Israel and ARS 2,668 million from the Operations Center in Argentina). Excluding general and administrative expenses from the Operations Center in Israel, general and administrative expenses, according to information by segments, decreased by 14.3%. In addition, total general and administrative expenses, measured as a percentage of total revenues, according to information by segments, decreased from 12.9% during the period ended June 30, 2018 to 12.1% during the period ended June 30, 2019, mainly deriving from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total general and administrative expenses, measured as a percentage of total revenues, increased from 16.8% during the period ended June 30, 2018 to 17.7% during the period ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls increased by 10.7%, from ARS 854 million during fiscal year 2018 to ARS 945 million during fiscal year 2019, mainly as a result of: (i) an increase in salaries, social security and other personnel administrative expenses of ARS 131 million;(ii) an increase in maintenance, repairs and services, traveling and transportation expenses of ARS 27 million; partially offset by (iii) a decrease in fees payable to directors of ARS 34 million; (iv) a decrease in banking expenses of ARS 19 million; and(v) a decrease in fees and compensation for services of ARS 12 million. General and administrative expenses of the Shopping Malls segment, measured as a percentage of revenues of this segment, increased from 8.8% during the fiscal year ended June 30, 2018 to 11.1% during the fiscal year ended June 30, 2019.

Offices. General and administrative expenses of our Offices segment decreased 4.6%, from ARS 216 million during the fiscal year ended June 30, 2018 to ARS 206 million during the fiscal year ended June 30, 2019, mainly as a result of: (i) a decrease of ARS 12 million in salaries, social security and other personnel expenses; (ii) a decrease of ARS 7 million in fees and compensation for services and (iii) a decrease of ARS 8 million in advertising and other commercial expenses, partially offset by: (i) an increase of ARS 21 million in fees payable to directors. General and administrative expenses of the Offices segment, measured as a percentage of revenues from this segment, decreased from 16.2% during the fiscal year ended June 30, 2018 to 9.2% during the fiscal year ended June 30, 2019.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment increased by 42.9%, from ARS 198 million during the fiscal year ended June 30, 2018 to ARS 283 million during the fiscal year ended June 30, 2019, mainly as a result of an increase in salaries, social security and other personnel expenses of ARS 70 million, among other items. General and administrative expenses of the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 66% during the fiscal year ended June 30, 2018 to 25.3% during the fiscal year ended June 30, 2019.

Hotels. General and administrative expenses associated with our Hotels segment increased by 1% from ARS 487 million during the fiscal year ended June 30, 2018 to ARS 492 million during the fiscal year ended June 30, 2019, mainly as a result of: (i) a ARS 32 million increase in fees and compensation for services, offset by (ii) a ARS 17 million decrease in salaries, social security and other personnel expenses and (iii) a ARS 7 million decrease in taxes, fees and contributions. General and administrative expenses of the Hotels segment measured as a percentage of revenues from this segment decreased from 19.9% during the fiscal year ended June 30, 2018 to 16.7% during the fiscal year ended June 30, 2019.

International. General and administrative expenses associated with our International segment decreased by 6.8%, from ARS 118 million during the fiscal year ended June 30, 2018 to ARS 110 million during the fiscal year ended June 30, 2019, mainly as a result of: (i) a ARS 25 million increase in fees and compensation for services; (ii) a ARS 10 million increasein salaries, social security and other personnel expenses; (iii) a ARS 3 million increase in maintenance, repairs and services and (iv) a ARS 3 million increase in amortization and depreciation, partially offset by: (v) a lower tax expense, since Imadison taxes were paid in the previous fiscal year.

Corporate. General and administrative expenses associated with our Corporate segment increased by 34.8%, from ARS 385 million during the fiscal year ended June 30, 2018 to ARS 519 million during the fiscal year ended June 30, 2019, mainly as a result of an increase in fees payable to directors of ARS 174 million; offset by a ARS 37 million decrease in fees and compensation for services, among other items.

Others. General and administrative expenses associated with our Others segment increased by 46.8% from ARS 77 million during the fiscal year ended June 30, 2018 to ARS 113 million during the fiscal year ended June 30, 2019, mainly due to: (i) a ARS 15 million increase in administrative expenses; (ii) a ARS 7 million increase in maintenance, repairs and services; (iii) a ARS 6 million increase in fees and compensation for services; and (iv) a ARS 3 million increase in salaries, social security and other personnel expenses, among other items.

Operations Center in Israel

Real Estate. General and administrative expenses associated with the Real Estate segment increased from ARS 578 million during the period ended June 30, 2018 to ARS 707 million during the period ended June 30, 2019. This variation was mainly due to a real revaluation of the NIS against the Argentine peso of approximately 22%. The general and administrative expenses associated with this segment measured as a percentage of revenues went from 6.1% during the period ended June 30, 2018 to 4.9% during the period ended June 30, 2019.

Telecommunications. General and administrative expenses associated with the Telecommunications segment increased from ARS 4,594 million during the period ended June 30, 2018 to ARS 4,779 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22% offset by a reduction in personnel expenses due to a downsizing of the company, which accompanied the fall in revenues in a search for efficiency improvements. General and administrative expenses associated with this segment measured as a percentage of this segment’s revenues decreased from 9.4% in fiscal year 2018 to 8.3% in fiscal year 2019.

Others. General and administrative expenses associated with the Others segment increased from ARS 1,207 million during the period ended June 30, 2018 to ARS 1,487 million during the period ended June 30, 2019. This variation was due to: (i) a real revaluation of the NIS against the Argentine peso of approximately 22%, and (ii) an increase in the structure of Bartan and Epsilon.

Corporate. General and administrative expenses associated with the Corporate segment increased from ARS 854 million during the period ended June 30, 2018 to ARS 1,058 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a decrease in the personnel and the structure expenses of DIC and IDBD, also accompanied by a reduction in Dolphin's legal fees.

Selling expenses 2019 vs 2018

Total selling expenses, according to the income statement, increased by ARS 487 million (3.6%), from ARS 13,489 million in the fiscal year ended June 30, 2018 to ARS 13,976 million in the fiscal year ended June 30, 2019. This was primarily due to a ARS 34 million decrease in the Agricultural Business, from ARS 1,740 million in the fiscal year ended June 30, 2018 to ARS 1,706 million in the fiscal year ended June 30, 2019, and a ARS 521 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 553 million and an increase in the Operations Center in Argentina of ARS 32 million.

Selling expenses from our joint ventures decreased by ARS 9 million (56.3%), from ARS 16 million in the fiscal year ended June 30, 2018 to ARS 7 million in the fiscal year ended June 30, 2019.

Selling expenses generated by inter-segment transactions decreased ARS 2 million (15.4%), from ARS 13 million in the fiscal year ended June 30, 2018 to ARS 11 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to expenses and collective promotion fund or business inter-segment transactions), total selling expenses increased by ARS 476 million (3.5%), from ARS 13,518 million in the fiscal year ended June 30, 2018 to ARS 13,994 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 36 million decreased in the Agricultural Business and a ARS 512 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 553 million, and a decrease in the Operations Center in Argentina of ARS 41 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses decreased by ARS 36 million (2.1%), from ARS 1,753 million in the fiscal year ended June 30, 2018 to ARS 1,717 million in the fiscal year ended June 30, 2019. Selling expenses of the Agricultural Business, measured as a percentage of revenues from this segment, increased from 11.4% during the period ended June 30, 2018 to 9.0% during the fiscal year ended June 30, 2019.

Agricultural Production. Selling expenses from the Agricultural Production segment decreased 22.4%, from ARS 1,322 million during fiscal year 2018 to ARS 1,026 million in fiscal year 2019, mainly as a result of a ARS 227 million decrease in selling expenses for crops and ARS 20 million in selling expenses for cattle. Selling expenses, measured as a percentage of revenues from the Agricultural Production segment, decreased from 14.5 % during fiscal year 2018 to 9.2% during fiscal year 2019.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment increased by ARS 1 million, and no expenses were recorded in fiscal year 2018.

Others. Selling expenses from the Others segment increased 60.1%, from ARS 431 million during fiscal year 2018 to ARS 690 million in fiscal year, 2019, as a consequence of a ARS 184 million increase in selling expenses related to the agro-industrial business and the ARS 75 million increase in commercial expenses related to other segments. Selling expenses, measured as a percentage of revenues from the Others segment, increased from 6.8% during fiscal year 2018 to 8.7% during fiscal year 2019.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses increased by ARS 512 million (4.4%), from ARS 11,765 million in the fiscal year ended June 30, 2018 (out of which ARS 10,639 million derive from the Operations Center in Israel and ARS 1,126 million from the Operations Center in Argentina) to ARS 12,277 million in the fiscal year ended June 30, 2019 (out of which ARS 11,192 million derive from the Operations Center in Israel and ARS 1,085 million from the Operations Center in Argentina). Without considering selling expenses from the Operations Center in Israel, selling expenses, according to information by segments, decreased by 3.6%. In addition, total selling expenses, measured as a percentage of total revenues, according to information by segments, decreased from 15.9% during the period ended June 30, 2018 to 13.9% during the period ended June 30, 2019, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total selling expenses, measured as a percentage of total revenues, decreased from 8.1% during the period ended June 30, 2018 to 7.2% during the period ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment decreased by 12.7%, from ARS 607 million during fiscal year 2018 to ARS 530 million during fiscal year 2019, mainly as a result of: (i) a decrease in advertising and other commercial expenses of ARS 33 million; (ii) a decrease in the charge of taxes, fees and contributions of ARS 31 million; and (iii) a decrease of ARS 17 million in doubtful accounts; partially offset by (iv) an increase in salaries, social security and other personnel selling expenses of ARS 3 million. Selling expenses of the Shopping Malls segment, measured as a percentage of revenues from this segment, remained constant at 6.2% during the fiscal years ended June 30, 2018 and 2019.

Offices. Selling expenses associated with our Offices segment decreased by 30.8% from ARS 143 million during the fiscal year ended June 30, 2018 to ARS 99 million during the fiscal year ended June 30, 2019. Such variation was mainly generated as a result of a ARS 69 million decrease in the charge of doubtful accounts, offset by: (i) a ARS 13 million increase in taxes, fees and contributions and (ii) a ARS 11 million increase in advertising and other commercial expenses. Selling expenses associated with the Offices segment, measured as a percentage of revenues from this segment, decreased from 10.7% during the fiscal year ended June 30, 2018 to 4.4% during the fiscal year ended June 30, 2019.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 105.2% from ARS 58 million during fiscal year ended June 30, 2018 to ARS 119 million during the fiscal year ended June 30, 2019. Such variation was mainly generated by a ARS 65 million increase in taxes, fees and contributions. Selling expenses associated with the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 19.3% during the fiscal year ended June 30, 2018 to 10.6% during the fiscal year ended June 30, 2019.

Hotels. Selling expenses associated with our Hotels segment increased by 1.6% from ARS 311 million during the fiscal year ended June 30, 2018 to ARS 316 million during the fiscal year ended June 30, 2019, mainly as a result of a ARS 26 million increase in taxes, fees and contributions offset by; (i) a ARS 13 million decrease in fees and compensation for services, and (ii) a ARS 11 million decrease in salaries, social security and other personnel expenses. Selling expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 12.7% during the fiscal year ended June 30, 2018 to 10.7% during the fiscal year ended June 30, 2019.

International. Selling expenses associated with the International segment remained unchanged in both fiscal years.

Corporate. Selling expenses associated with the Corporate segment remained unchanged in both fiscal years.

Others. Selling expenses associated with our Others segment increased 200% from ARS 7 million during the fiscal year ended June 30, 2018 to ARS 21 million during the fiscal year ended June 30, 2019, mainly due to: (i) a ARS 6 million increase in taxes, fees and contributions; (ii) a ARS 3 million increase in advertising and other commercial expenses; and (iii) a ARS 4 million increase in doubtful accounts. Selling expenses associated with the Others segment, measured as a percentage of revenues from this segment, significantly decreased from 15.9% during the fiscal year ended June 30, 2018 to 11.1% during the fiscal year ended June 30, 2019.

Operations Center in Israel

Real Estate. Selling expenses associated with the real estate segment decreased from ARS 200 million during the period ended June 30, 2018 to ARS 197 million during the period ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine Peso of approximately 22%. Selling expenses associated with this segment measured as a percentage of revenues decreased 2.1% during the period ended June 30, 2018 to 1.4% during the period ended June 30, 2019.

Telecommunication. Selling expenses associated with the Telecommunications segment increased from ARS 10,059 million during the period ended June 30, 2018 to ARS 10,562 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a decrease in advertising expenses on the mobile phone line. Selling expenses associated with this segment measured as a percentage of revenues decreased from 20.5% during the period 2018 to 18.4% during the period 2019.

Others. Selling expenses associated with the Others segment increased from ARS 380 million during the period ended June 30, 2018 to ARS 433 million during the year ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a decrease in the marketing expenses of Bartan's new services.

Other operating results, net 2019 vs 2018

Total other operating results, net, according to the income statement, decreased by ARS 2,556 million (69.9%), from a gain of ARS 3,657 million in the fiscal year ended June 30, 2018 to a gain of ARS 1,101 million in the fiscal year ended June 30, 2019. This is mainly due to a ARS 719 million increase in the Agricultural Business, from a gain of ARS 1,548 million in the fiscal year ended June 30, 2018 to a gain of ARS 829 million in the fiscal year ended December June 30, 2019, and a ARS 1,837 million increase in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 1,394 million offset by a decrease in the Operations Center in Argentina of ARS 443 million.

Other operating results, net from our joint ventures increased by ARS 151 million (359.5%), from a gain of ARS 42 million in the fiscal year ended June 30, 2018 to a gain of ARS 193 million in the fiscal year ended June 30, 2019.

In turn, total other operating results, net on account of expenses and promotion fund increased by ARS 19 million (950.%), from a gain of ARS 2 million in the fiscal year ended June 30, 2018 to a gain of ARS 17 million in the fiscal year ended June 30, 2019.

Other operating results, net generated by inter-segment transactions decrease by ARS 7 million (175.0%), from ARS 4 million in the fiscal year ended June 30, 2018 to ARS 11 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to expenses and collective promotion fund or business inter-segment transactions), total other operating results, net decreased by ARS 2,719 million (75.1%), from ARS 3,621 million in the fiscal year ended June 30, 2018 to ARS 902 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 722 million decrease in the Agricultural Business and a ARS 1,997 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to a decrease in the Operations Center in Israel of ARS 1,394 million, offset by a decrease in the Operations Center in Argentina of ARS 603 million.

Agricultural Business

1. According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net decreased by ARS 722 million (46.9%), from ARS 1,541 million in the fiscal year ended June 30, 2018 to ARS 819 million in the fiscal year ended June 30, 2019. Other operating results, net from the Agricultural Business, measured as a percentage of revenues from this segment, increased from 10.0% during the period ended June 30, 2018 to 4.3% during the period ended June 30, 2019.

Agricultural Production. Other operating results, net associated with our Agricultural Production segment increased by ARS 448 million, from a gain of ARS 20 million during fiscal year 2018 to a gain of ARS 428 million during fiscal year 2019, mainly as a result of Brasilagro’s and Cresud’s commodity derivatives.

Land Transformation and Sales. Other operating results, net from this segment decreased by ARS 1,213 million from a gain of ARS 1,457 million during fiscal year 2018 to a gain of ARS 244 million during fiscal year 2019.

Others. Other Operating results, net associated with the Others segment rose ARS 43 million, from a gain of ARS 104 million during fiscal year 2018 to a gain of ARS 147 million during fiscal year 2019, primarily in connection with the operations of our subsidiary FYO.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net decreased by ARS 1,997 million (96.0%), from ARS 2,080 million in the fiscal year ended June 30, 2018 (out of which ARS 2,136 million derive from the Operations Center in Israel and ARS 56 million from the Operations Center in Argentina) to ARS 83 million in the fiscal year ended June 30, 2019 (out of which ARS 742 million derive from the Operations Center in Israel and ARS 659 million from the Operations Center in Argentina). Excluding Other operating results, net from the Operations Center in Israel, Other operating results, net, according to information by segments, decreased by 1,076.8%. In addition, total other operating results, net, measured as a percentage of total revenues, according to information by segments, decreased from 2.8% during the period ended June 30, 2018 to 0.1% during the period ended June 30, 2019, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total other operating results, net, measured as a percentage of total revenues, increased from 0.4% during the period ended June 30, 2018 to 4.4% during the period ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Other operating results, net from the Shopping Malls segment decreased by 3.8%, from a net loss of ARS 105 million during fiscal year 2018 to a net loss of ARS 109 million during fiscal year 2019, mainly as a result of: (i) an increase in charity charges of ARS 43 millions; partially offset by: (ii) a recovery of litigation costs of ARS 23 million and (iii) an increase in the interest for late payment that is charged to our customers of ARS 32 million. Other operating results, net from this segment as a percentage of the revenues from this segment slightly increased from 1.1% negative during the year ended June 30, 2018 to 1.3% negative during the year ended June 30, 2019.

Offices. Other operating results, net, associated with our Offices segment increased by 66.7%, from a net loss of ARS 24 million during the year ended June 30, 2018 to a net loss of ARS 40 million during the year ended June 30, 2019, mainly as a consequence of an increase in donations, among other items. Other operating results, net, of this segment, as a percentage of this segment’s revenues, maintained at 1.8% negative during the year ended June 30, 2019 and 2018.

Sales and developments. Other operating results, net, associated with our Sales and Developments segment decreased by 307.2%, from a net profit of ARS 138 million during the year ended June 30, 2018 to a net loss of ARS 286 million during the year ended June 30, 2019, mainly as a result of a provision set up for the plot of land owned by Puerto Retiro S.A., thus generating a negative result of ARS 177 million, compared to the previous year in which a positive result was obtained due to the sale of floors of Intercontinental Building by IRSA Propiedades Comerciales. Other operating results, net, of this segment, as a percentage of this segment’s revenues, decreased from 46% positive during the year ended June 30, 2018 to 25.6% negative during the year ended June 30, 2019.

Hotels. Other operating results, net, associated with the Hotels segment increased 385%, from a net loss of ARS 40 million during the year ended June 30, 2018 to a net profit of ARS 114 million during the year ended June 30, 2019, mainly due to an insurance recovery associated with a boiler-related loss. Other operating results, net, of this segment, as a percentage of this segment’s revenues increased from 1.6% negative during the year ended June 30, 2018 to 3.9% positive during the year ended June 30, 2019.

International. Other operating results, net, of this segment increased by 58.6%, from a net loss of ARS 58 million during the year ended June 30, 2018 to a net loss of ARS 24 million during the year ended June 30, 2019, mainly due to lower donations and tax charges.

Corporate. Other operating results, net, associated with the Corporate segment did not show variations during the reported fiscal years.

Others. Other operating results, net, associated with the Others segment decreased by 1,051.5%, from a net profit of ARS 33 million during the year ended June 30, 2018 to a net loss of PsS.314 million during the year ended June 30, 2019, mainly due to a negative result generated by the sale of TARS hop S.A. and lower results from Entertainment Holdings S.A. Other net operating results, of this segment, as a percentage of this segment’s revenues increased from 75% positive during the year ended June 30, 2018 to 165.3% negative during the year ended June 30, 2019.

Operations Center in Israel

Real Estate. Other operating results, net associated with the Real Estate segment went from a profit of ARS 256 million during the period ended June 30, 2018 to ARS 0 million during the period ended June 30, 2019. This variation was due to the sale of fixed assets during this period.

Telecommunications. Other operating results, net associated with the Telecommunications segment went from a profit of ARS 772 million during the period ended June 30, 2018 to a net profit of ARS 397 million during the period ended June 30, 2019, due to the sale of the subsidiary Rimon during the period ended June 30, 2018.

Others. Other operating results, net associated with the Others segment went from a loss of ARS 33 million during the period ended June 30, 2018 to a net profit of ARS 345 million during the period ended June 30, 2019. This variation was due to the result from the sale of Elron’s subsidiaries, During the period ended June 30, 2018, Cloudyn was sold, and during this fiscal year, Cybersecdo was sold, accompanied by a decrease in Bartan’s research and development expenses.

Corporate. Other operating results, net associated with the Corporate segment went from a profit of ARS 1,141 million during the period ended June 30, 2018 to ARS 0 million during the period ended June 30, 2019. This variation was due to the favorable outcome of the trial won by Ma’ariv during the period ended June 30, 2018.

Management fees 2019 vs 2018

We entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 1,456 million during fiscal year 2018. During fiscal year 2019 no results were recognized on this account.

Profit/ (loss) from operations 2019 vs 2018

As a result of the factors described above, total profit / (loss) from operations, according to the income statement, decreased by ARS 56,346 million (176.9%), from a profit of ARS 31,875 million in the fiscal year ended June 30, 2018 to a loss of ARS 24,489 million in the fiscal year ended June 30, 2019. Such variation was mainly due to a ARS 44 million decrease in the Agricultural Business, from a profit of ARS 3,185 million in the fiscal year ended June 30, 2018 to a profit of ARS 3,141 million in the fiscal year ended June 30, 2019, and a ARS 56,302 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 1,136 million offset by a decrease in the Operations Center in Argentina of ARS 57,438 million.

Profit / (loss) from operations from our joint ventures increased by ARS 2,024 million (203.6%), from a loss of ARS 994 million in the fiscal year ended June 30, 2018 to a profit of ARS 1,030 million in the fiscal year ended June 30, 2019.

In turn, total profit / (loss) from operations on account of expenses and promotion fund increased by ARS 1,384 million (91.3%), from a loss of ARS 1,516 million in the fiscal year ended June 30, 2018 to a gain of ARS 132 million in the fiscal year ended June 30, 2019.

Profit / (loss) from operations generated by inter-segment transactions varied by ARS 6 million (600.0%), from ARS 1 million in the fiscal year ended June 30, 2018 to ARS 5 million in the fiscal year ended June 30, 2019.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to expenses and collective promotion fund or business inter-segment transactions), total profit/ (loss) from operations decreased by ARS 59,748 million (173.9%), from ARS 34,366 million in the fiscal year ended June 30, 2018 to ARS 25,382 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 1,508 million decrease in the Agricultural Business and a ARS 58,240 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 1,136 million, offset by a decrease in the Operations Center in Argentina of ARS 59,376 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total profit / (loss) from operations decreased by ARS 1,508 million (32.5%), from ARS 4,638 million in the fiscal year ended June 30, 2018 to ARS 3,130 million in the fiscal year ended June 30, 2019. The Profit / (loss) from operations of the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 30.1% during the period ended June 30, 2018 to 16.5% during the period ended June 30, 2019.

Agricultural Production. Profit / (loss) from operations of this segment increased by ARS 504 million, from a profit of ARS 1,559 million in fiscal year 2018 to a profit of ARS 2,063 million in fiscal year 2019.

Land Transformation and Sales. Profit / (loss) from operations of this segment decreased by ARS 2,410 million, from a profit of ARS 3,291 million in fiscal year 2018 to a loss of ARS 881 million in fiscal year 2019.

Corporate. Profit / (loss) from operations of this segment decreased by ARS 49 million from a loss of ARS 225million in fiscal year 2018 to a loss of ARS 274 million in fiscal year 2019.

Others. Profit / (loss) from operations of this segment increased by ARS 447 million from a profit of ARS 13 million in fiscal year 2018 to a profit of ARS 460 million in fiscal year 2019.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total profit / (loss) from operations decreased by ARS 58,240 million (195.9%), from ARS 29,728 million in the fiscal year ended June 30, 2018 (out of which ARS 2,386 million derive from the Operations Center in Israel and ARS 27,342 million from the Operations Center in Argentina) to ARS 28,512 million in the fiscal year ended June 30, 2019 (out of which ARS 3,522 million derive from the Operations Center in Israel and ARS 32,034 million from the Operations Center in Argentina). Excluding the profit / (loss) from operations of the Operations Center in Israel, profit / (loss) from operations, according to information by segments, decreased by 217.2%. In addition, total profit / (loss) from operations, measured as a percentage of total revenues, according to information by segments, decreased from 40.2% during the period ended June 30, 2018 to 32.2% during the period ended June 30, 2019, mainly as a result of the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total profit / (loss) from operations, measured as a percentage of total revenues, increased from 197.1% during the period ended June 30, 2018 to 212.8% during the period ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Operating income from the Shopping Malls segment decreased, from a profit of ARS 13,621 million during fiscal year 2018, to a loss of ARS 34,401 million during fiscal year 2019.

Offices. Profit from operations associated with our Offices segment, decreased by 62.7%, from a profit of ARS 6,668 million during the year ended June 30, 2018 to a profit of ARS 2,488 million during the year ended June 30, 2019. The variation is mainly due to a decrease of ARS 5,096 million from the net gain from fair value adjustment of investment properties. Profit from operations of the Offices segment as a percentage of this segment’s revenues decreased from 500.6% during the year ended June 30, 2018 to 111.1% during the year ended June 30, 2019.

Sales and developments. Profit from operations associated with our Sales and Developments segment decreased by 91.5%, from an ARS 7,371 million profit during the year ended June 30, 2018 to an ARS 630 million profit during the year ended June 30, 2019. This decrease is mainly due to a decrease of ARS 6,612 million in the net gain from fair value adjustment of investment properties. Profit from operations of the Sales and Developments segment as a percentage of this segment’s revenues decreased from 2,457% during the year ended June 30, 2018 to 56.4% during the year ended June 30, 2019.

Hotels. Profit from operations associated with the Hotels segment showed an increase of 1,148.4%, from a loss of ARS 64 million during the year ended June 30, 2018 to a profit of ARS 671 million during the year ended June 30, 2019. This increase is mainly due to the increase in the average rate per room of our hotel portfolio (measured in pesos), thus generating an increase in revenues, and to the insurance recovery associated with the boiler-related loss in Intercontinental Hotel. Profit from operations of the Hotels segment as a percentage of this segment’s revenues increased from 2.6% during the year ended June 30, 2018 to 22.7% during the year ended June 30, 2019.

International. Profit from operations associated with our International segment changed by 31.8%, from a loss of ARS 176 million during the year ended June 30, 2018 to a loss of ARS 120 million during the year ended June 30, 2019. This variation is due to lower donations and tax charges.

Corporate. Profit from operations associated with our Corporate segment decreased by 34.8%, from a loss of ARS 385 million during the year ended June 30, 2018 to a loss of ARS 519 million during the year ended June 30, 2019, mainly affected by general and administrative expenses.

Others. Profit from operations associated with our Others segment decreased, from a net profit of ARS 307 million during the year ended June 30, 2018 to a net loss of ARS 783 million during the year ended June 30, 2019. This variation is mainly due to an ARS 736 million decrease in the net gain from fair value adjustment of investment properties. Profit from operations of the Others segment as a percentage of this segment’s revenues decreased from 697.7% profit during the year ended June 30, 2018 to 412.1% loss during the year ended June 30, 2019.

Operations Center in Israel

Real Estate. Profit from operations of the Real Estate segment increased from ARS 3,018 million during the year ended June 30, 2018 to ARS 5,259 million during the year ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22% and (ii) an increase in costs and a decrease in the net gain from fair value adjustment of investment properties.

Telecommunications. Profit from operations of the Telecommunications segment went from a net loss of ARS 4 million during the period ended June 30, 2018 to a net profit of ARS 138 million during the period ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against to the Argentine peso of approximately 22%, (ii) a decrease in operating expenses, due to increased efficiency measures implemented by Cellcom, and (iii) the growth in the fixed line and television segment.

Others. Profit from operations of the Others segment went from a net loss of ARS 915 million during the period ended June 30, 2018 to a net loss of ARS 817 million during the period ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by (ii) an increase in the other operating income of Elron and Bartan.

Corporate. Profit from operations of the Corporate segment went from a net profit of ARS 287 million during the period ended June 30, 2018 to a net loss of ARS 1,058 million during the year ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22%, and (ii) the positive outcome of Ma’ariv’s trial during the previous period.

Share of profit/ (loss) of associates and joint ventures 2019 vs 2018

The total share of profit/(loss) of associates and joints ventures, according to the income statement, decreased by ARS 3,876 million (112.3%), from a loss of ARS 3,452 million in the fiscal year ended June 30, 2018 to a loss of ARS 7,328 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 240 million decrease in the Agricultural Business, from a gain of ARS 270 million in the fiscal year ended June 30, 2018 to a profit of ARS 30 million in the fiscal year ended June 30, 2019, and a ARS 3,636 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 272 million, offset by a decrease in the Operations Center in Argentina of ARS 3,908 million.

Our share of profit/(loss) of associates and joints ventures, primarily from Cresca (Agricultural Business), Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and; Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and developments segment), decreased by ARS 2,166 million (186.7%), from a profit of ARS 1,160 million in the fiscal year ended June 30, 2018 to a loss of ARS 1,006 million in the fiscal year ended June 30, 2019.

There are no results on account of expenses and promotion fund corresponding to share of profit/(loss) of associates and joints ventures.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to expenses and collective promotion fund or business inter-segment transactions), the total share of profit/(loss) of associates and joints ventures decreased by ARS 1,710 million (37.1%), from ARS 4,612 million in the fiscal year ended June 30, 2018 to ARS 6,322 million in the fiscal year ended June 30, 2019. This was mainly due to a ARS 26 million decrease in the Agricultural Business and a ARS 1,684 million decrease in the Urban Properties and Investment Business. Within the Urban Properties and Investment Business, the variation relates to an increase in the Operations Center in Israel of ARS 272 million, offset by a decrease in the Operations Center in Argentina of ARS 1,956 million.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joints ventures decreased by ARS 26 million (70.3%), from ARS 37 million in the fiscal year ended June 30, 2018 to ARS 11 million in the fiscal year ended June 30, 2019.

Agricultural Production. The profit from our interests in associates in this segment rose by 46.2% from a profit of ARS 39 million in fiscal year 2018 to a profit of ARS 57million in fiscal year 2019, due to the profit from the investment in Agro-Uranga S.A.

Others. The loss from our interests in associates in this segment rose by 2,200.0% from a loss of ARS 2 million in fiscal year 2018 to a loss of ARS 46 million in fiscal year 2019, due to the profit/(loss) from the investment in Agrofy Global.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joints ventures decreased by ARS 1,684 million (36.2%), from ARS 4,649 million in the fiscal year ended June 30, 2018 (out of which ARS 422 million derive from the Operations Center in Israel and ARS 4,227 million from the Operations Center in Argentina) to ARS 6,333 million in the fiscal year ended June 30, 2019 (out of which ARS 150 million derive from the Operations Center in Israel and ARS 6,183 million from the Operations Center in Argentina). Excluding the share of profit/(loss) of associates and joints ventures from the Operations Center in Israel, the share of profit/(loss) of associates and joints ventures, according to information by segments, decreased by 46.3%.

Operations Center in Argentina

Shopping Malls. In the information by segments, the share of profit / (loss) of associates and joint ventures Nuevo Puerto Santa Fe S.A. is exposed consolidated, line by line in this segment.

Offices. In the information by segments, the share of profit / (loss) of associates and joint ventures Quality S.A. is exposed consolidated, line by line in this segment.

Sales and Developments. The share of profit / (loss) of associates and joint ventures Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. are exposed consolidated line by line. The result from our participation in our associate Manibil S.A., which is disclosed in this line, decreased by ARS 41 million, from a profit of ARS 4 million during the fiscal year ended June 30, 2018 to a loss of ARS 37 million during the fiscal year ended June 30, 2018.

Hotels. This segment does not show results from the net share of profit / (loss) of associates and joint ventures.

International. The net share of profit / (loss) of associates of this segment increased by 16.9%, from a loss of ARS 4,425 million during the fiscal year ended June 30, 2018 to a loss of ARS 3,679 million during the fiscal year ended June 30, 2019, mainly generated by a negative result from our investment in New Lipstick LLC of ARS 3,722 million.

Others. The net share of profit / (loss) of associates from the Others segment decreased by ARS 1,371.6%, from a profit of ARS 194 million during the fiscal year ended June 30, 2018 to a loss of ARS 2,467 million during the fiscal year ended June 30, 2019, mainly as a result of a loss from our investments in Banco Hipotecario S.A. in the amount of ARS 2,416 million.

Operations Center in Israel

Real Estate. The share of profit / (loss) of associates of this segment decreased from a profit of ARS 158 million during the period ended June 30, 2018 to ARS 37 million during the period ended June 30, 2019 due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22% and (ii) lower results of Mehadrin and PBEL.

Others. The share of profit / (loss) of associates of this segment went from a loss of ARS 580 million during the period ended June 30, 2018 to a loss of ARS 904 million during the period ended June 30, 2019, due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22% and (ii) a lower result from investments of Epsilon.

Financial results, net 2019 vs 2018

The Group financial results, net increased by ARS 32,118 million, from a loss of ARS 47,390 million for fiscal year 2018 to a loss of ARS 15,272 million for fiscal year 2019. This was mainly due to: (i) a positive variation of the net exchange difference that went from a loss of ARS 19,587 million during the fiscal year ended June 30, 2018 to a profit of ARS 2,633 million during the fiscal year ended June 30, 2019. This variation lies in the fact that in fiscal year 2019 inflation was higher than devaluation (47% vs. 56%, respectively); (ii) a loss of ARS 5,908 in Israel pertaining to the debt exchange in fiscal year 2018; partially offset by an increase in net interest expense that went from a loss of ARS 19,564 million during the fiscal year ended June 30, 2018 to a loss of ARS 21,893 million during the fiscal year ended June 30, 2019.

Income tax 2019 vs 2018

The Company applies the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a profit of ARS 9,964 million during fiscal year 2018, to a loss of ARS 780 million during fiscal year 2019, out of which a loss of ARS 5,001 million derives from the Agricultural Business, a profit of ARS 4,471 million derives from the Operation Center in Argentina and a loss of ARS 250 million derives from the Operation Center in Israel.

Profit for the period ended December 31, 2019 vs 2018

As a result of the factors described above, our net profit for the year, including the effect of discontinued operations, decreased by ARS 69,605 million from a net profit of ARS 27,420 million in fiscal year 2018 to a net loss of ARS 40,729 million in fiscal year 2019, out of which a loss of ARS 2,212 million derives from the Agricultural Business, a loss of ARS 36,824 million derives from the Operation Center in Argentina and a loss of ARS 1,693 million derives from the Operation Center in Israel.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our main sources of liquidity have historically been:

●
cash generated by operations;

●
cash generated by our issuance of common shares and non-convertible notes;

●
ash proceeds from borrowings (including cash from bank loans and overdrafts) and financing arrangements (including cash from the exercise of warrants); and

●
cash proceeds from sale of investment and trading properties and property, plant and equipment (including cash proceeds from the sale of farmlands).

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

Cash Flows

The table below shows our cash flow for the fiscal years ended June 30, 2020, 2019 and 2018:

	For the fiscal year ended June 30,
	2020	2019	2018
	(in million of ARS)
Net cash generated from operating activities	35,734	25,546	24,150
Net cash generated from / (used in) investing activities	40,311	10,552	(31,553)
Net cash (used in) / generated from financing activities	(72,624)	(25,735)	(4,009)
Net increase / (decrease) in cash and cash equivalents	3,421	10,363	(11,412)

As of June 30, 2020, we had positive working capital of ARS 58,162 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2020, in our Agricultural Business, we had negative working capital of ARS 4,170 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2020, in our Urban Properties and Investments Business, our Operation Center in Argentina had negative working capital of ARS 24,360 million and our Operations Center in Israel had positive working capital of ARS 86,692 million, resulting in a consolidated positive working capital of ARS 58,162 million (calculated as current assets less current liabilities as of such date).

At the same date, our Agricultural Business had cash and cash equivalents of ARS 10,567 million while our Operations Center in Argentina had cash and cash equivalents of ARS 7,227 million while our Operations Center in Israel had cash and cash equivalents of ARS 83,132 million, totaling consolidated cash and cash equivalents for ARS 100,926 million.

IDBD and DIC have certain financial restrictions and agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Regarding IDBD’s financial position, its cash flow and its ability to meet its financial debt commitments, the following should be considered:

IDBD’s financial condition as of June 30, 2020 reflects negative equity, negative operating cash flows, and a credit rating downgrade. IDBD’s cash flow to meet its obligations, including short-term ones, depends on the financial support of its controlling shareholder (Dolphin Netherlands BV) and on the sale of assets, the dates of which are not under the control of IDBD. As a result of the above, IDBD has been holding negotiations with its creditors in order to restructure its financial debt on more favorable terms.

As of June 30, 2020, the total balance of (i) the IDBD Series 9 notes was NIS 901 million (the “Series 9”), (ii) the IDBD Series 14 notes was NIS 889 million guaranteed. for 70% of the shares of DIC (the “Series 14”), (iii) the Series 15 negotiable obligations of IDBD were NIS 238 million guaranteed by 5% of the shares of Clal (the “Series 15”).

In the absence of agreement, on September 17, 2020, the Series 9 Trustee filed a petition with the District Court in Tel-Aviv-Yafo (the “Tribunal”) regarding the granting of an order to open procedures (the “Petition”) pursuant to section 18 of the Israel Insolvency and Economic Recovery Law, 5778-2018 (the “Law”); In order for the appointment of a trustee for IDBD to be instructed in accordance with said regulations, which would affect the powers of the decision-making bodies of IDBD in accordance with section 43 of the Law, all other powers that are required are granted to the trustee for the performance of its function in accordance with the provisions of the Law that include without limitation the broadest powers in making directive and managerial decisions.

On September 21, 2020, Series 14 holders approved that the full balance of Series 14 be paid immediately.

On September 22, 2020, IDBD and Dolphin Netherlands B.V. They presented their initial response to the Petition before the Court, arguing that the best thing for IDBD and all its creditors is to exhaust the negotiations with the controlling shareholder and its creditors during a limited period in order to try to maximize the value of their assets, in benefit from creditors and the company, and avoid costs and other adverse effects.

In addition, the response of the Series 15 Trustee and the Series 14 Trustee were presented, who requested the execution of liens and the appointment of a custodian, as well as the urgent holding of a hearing that was set for September 24, 2020.

On September 25, 2020, the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares and a custodian over the shares of DIC and Clal.

To date, we are jointly analyzing with our local and international advisers the judicial decision of September 25 of this year and its alternatives.

The assets and liabilities from the Israel Operations Center have been consolidated line by line in our Audited Consolidated Financial Statements, totaling net assets of ARS 2,006 million (amount attributable to the controlling shareholder) as of June 30, 2020. In addition, our investment in the Israel Operations Center includes a currency translation adjustment reserve totaling ARS 1,537 million at that date.

 The commitments and other restrictions resulting from the indebtedness of IDBD and DIC have no effect on IRSA since said indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets. Therefore, IRSA’s financial risk with respect to the Israeli operations center is limited to the values indicated in the preceding paragraph.

On September 13, 2020, IDBD filed a claim against Dolphin Netherlands B.V.and against IRSA in which it sought to require them, together and separately, to pay it a total of NIS 70 million plus linkage differences and interest in accordance with the law. In addition, in tandem with the submission of the lawsuit, IDBD submitted an urgent petition for placing temporary attachments (in the presence of one party) on Dolphin Netherlands B.V and IRSA, which was not accepted by the Court in the presence of one party and which has been passed on for the respondents to responed to the petition.

Operating activities

Fiscal year ended June 30, 2020

Our operating activities for the fiscal year ended June 30, 2020 generated net cash inflows of ARS 35,734 million, of which ARS 2,848 million are originated in discontinued operations and ARS 32,886 million are from continuing operations, mainly due to operating income of ARS 25,964 million, a decrease in trading properties of ARS 930 million, a decrease in inventory of ARS 722 million, a decrease in trades and other receivables of ARS 10,826 million and decrease in biological assets of ARS 5,188 million partially offset by a decreased and a decrease in trades and other payables charges of ARS 6,161 million, and ARS 650 million related to income tax paid.

Fiscal year ended June 30, 2019

Our operating activities for the fiscal year ended June 30, 2019 generated net cash inflows of ARS 26,276 million, of which ARS 6,354 million are originated in discontinued operations and ARS 19,922 million are from continuing operations, mainly due to operating income of ARS 19,575 million, a decrease in trades and other receivables of ARS 2,473 million, partially offset by a decrease in trade and other payables charges of ARS 3,562 million and ARS 730 million related to income tax paid.

Fiscal year ended June 30, 2018

Our operating activities for the year ended June 30, 2018 generated net cash flows of ARS 25,836 million, of which ARS 14,120 million originated in discontinued operations and ARS 11,716 million in continuing operations, mainly due to an operating result of ARS 9,048 million and an increase in commercial and other debts of ARS 1,212 million, partially offset by a decrease in inventories of ARS 1,025 million, and ARS 1,686 million related to income tax paid.

Investment activities

Fiscal year ended June 30, 2020

Our investing activities resulted in net cash inflows of ARS 40,311 million, of which ARS 2,455 million are originated in discontinued operations and ARS 37,856 are from continuing operations for the fiscal year ended June 30, 2020, mainly due to (i) ARS 36,619 million in investments in financial assets, (ii) ARS 13,402 million derived from income from sales of investment properties, (iii) ARS 6,494 million generated by a decrease in restricted deposits, net, and (iv) ARS 3,382 million derived from income from sales of property, plant and equipment and (v) ARS 5,049 corresponding to receipts from the sale of participations in associates and joint ventures, partially offset by, (vi) ARS 12,837 million used in the acquisition of investments in financial assets (vii) ARS 922 million corresponding to loans granted, (viii) ARS 6,116 million used in the acquisition and improvement in property, plant and equipment, (ix) ARS 4,043 used in the acquisition of intangible assets, and (x) ARS 4,389 million used in the acquisition and improvements of investment properties.

Fiscal year ended June 30, 2019

Our investing activities resulted in net cash inflows of ARS 10,552 million, corresponding to an outflow of funds from discontinued activities of ARS 6,082 million and an inflow of funds from continued activities of ARS 16,634 million for the fiscal year ended June 30, 2019, mainly due to (i) ARS 78,765 million derived from the proceeds of making investments in financial assets, and (ii) ARS 8,377 million corresponding to charges for the sale of participation in associates and joint ventures; partially offset by (iii) ARS 57,996 used in the acquisition of investments in financial assets; (iv) ARS 6,940 million used in the acquisition and improvement of property, plant and equipment; (v) ARS 6,430 million used in the acquisition and improvement of investment properties; and (vi) ARS 4,022 million used in the acquisition of intangible assets.

Fiscal year ended June 30, 2018

Our investing activities resulted in net cash outflows of ARS 31,553 million, corresponding to an outflow of funds from discontinued activities of ARS 9,065 million and an outflow of funds from continued activities of ARS 22,488 million for the fiscal year ended June 30, 2018, mainly due to (i) ARS 73,775 million derived from the proceeds of making investments in financial assets, and (ii) ARS 887 million derived from investment property sales income; partially offset by (iii) ARS 78,493 used in the acquisition of investments in financial assets; (iv) ARS 6,557 million used in the acquisition and improvement of property, plant and equipment; (v) ARS 4,729 million used in the acquisition and improvement of investment properties; (vi) ARS 1,668 million used in the acquisition of intangible assets, and (vii) ARS 7,226 for an increase in restricted deposits.

Financing activities

Fiscal year ended June 30, 2020

Our financing activities for the fiscal year ended June 30, 2020 resulted in net cash outflows of ARS 72,624 million, corresponding ARS 5,548 million to discontinued activities, and ARS 67,076 million to continued activities, mainly due to (i) the payment of loans and principal on notes of ARS 72,590 million, (ii) ARS 13,644 million due to repurchase of non-convertible notes, and (iii) the payment of interest on short-term and long-term debt of ARS 21,909 million and (iv) ARS 2,459 corresponding to the net cancellation of short-term loans, and partially offset by (v) borrowings and issuance of non-convertible notes for ARS 47,777 million.

Fiscal year ended June 30, 2019

Our financing activities for the fiscal year ended June 30, 2019 resulted in net cash outflows of ARS 25,735 million, corresponding to an inflow of funds from discontinued activities of ARS 7,455 million, and an outflow of funds from continued activities of ARS 33,190, mainly due to (i) the payment of loans and principal on notes of ARS 54,274 million, (ii) the payment of interest on short-term and long-term debt of ARS 20,059 million, (iii) ARS 8,291 million due to repurchaseof non-convertible notes, (iv) acquisition of third parties in non-controlling interest of subsidiaries for ARS 7,200, partially offset by (v) borrowings and issuance of non-convertible notes for ARS 55,708 million, and (vi) ARS 2,248 million corresponding to the net obtaining of short-term loans.

Fiscal year ended June 30, 2018

Our financing activities for the fiscal year ended June 30, 2018 resulted in net cash outflows of ARS 4,009 million, corresponding to an inflow of funds from discontinued activities of ARS 8,473 million, and an outflow of funds from continued activities of ARS 12,482, mainly due to (i) the payment of loans and principal on notes of ARS 45,233 million, (ii) the payment of interest on short-term and long-term debt of ARS 14,266 million, (iii) ARS 1,329 million due to repurchase of non-convertible notes, partially offset by (iv) borrowings and issuance of non-convertible notes for ARS 47,023 million, (v) ARS 1,661 million corresponding to the net obtaining of short-term loans, and (vi) collection for the sale of non-controlling interest in subsidiaries for ARS 6,933.

Indebtedness

  As of June 30, 2020, we had total loans in the amount of ARS 418,807 million. The following table sets forth the scheduled maturities of our outstanding debt:

		Urban properties and investments
Capital	Agricultural Business	Operation Center in Argentina	Operation Center in Israel	Subtotal	Total
	(In million of ARS)
Less than 1 year	17,17	36,31	41,256	77,566	94,736
More than 1 and up to 2 years	21,891	1,855	41,062	42,917	64,808
More than 2 and up to 3 years	1,563	25,889	83,824	109,713	111,276
More than 3 and up to 4 years	255	64	35,576	35,64	35,895
More than 4 and up to 5 years	86	104	32,138	32,242	32,328
More than 5 years	165	-	77,211	77,211	77,376
	41,13	64,222	311,067	375,289	416,419
Interest
Less than 1 year	1,218	168	607	775	1,993
More than 1 and up to 2 years	170	-	-	-	170
More than 2 and up to 3 years	42	47	-	47	89
More than 3 and up to 4 years	28	-	-	-	28
More than 4 and up to 5 years	20	25	-	25	45
More than 5 years	40	22	-	22	62
	1,518	262	607	869	2,387
Financial Leases	-	1	-	1	1
	42,648	64,485	311,674	376,159	418,807

		Urban properties and investments
	Agricultural Business	Operation Center in Argentina	Operation Center in Israel	Subtotal	Total
	(In million of ARS)
Non-convertible Notes	27,17	57,099	258,749	315,848	343,018
Bank loans and others	13,622	3,874	52,398	56,272	69,894
Bank overdrafts	1,856	2,428	-	2,428	4,284
Others	-	1,084	527	1,611	1,611
	42,648	64,485	311,674	376,159	418,807

Agricultural business	Currency	Annual Average Interest Rate	Nominal Value	Book value (in million ARS)
Cresud’s Series XXIII Notes	USD	6.50%	113	7,551
Cresud’s Series XXIV Notes(1)	USD	9.00%	74	4,145
Cresud’s Series XXV Notes	USD	9.00%	60	4,358
Cresud’s Series XXVI Notes	ARS	Badlar + 650 pb.	1,095	1,046
Cresud’s Series XXVII Notes	USD	7.45%	6	407
Cresud’s Series XXVIII Notes	USD	9.00%	27	1,949
Cresud’s Series XXIX Notes	USD	3.50%	83	5,828
Brasilagro’s Notes	BRL	106.5% e 110% do CDI	140	1,886
Bank loans	USD	7.50%	18	1,268
Bank loans	USD	Libor 6M + 300 bps. O 6% (lthe high)	4	276
Bank loans	USD	7.25%	20	1,444
Bank loans	USD	46.50%	1,270	1,435
Bank loans	BRL	Fixed rate + CDI 2%	77	992
Bank loans	BRL	Fixed rate 3.50% to 8.25%	31	131
Bank loans	BRL	Fixed rate 7.22%	0	3
Bank loans	BRL	Fixed rate 6.76% to 6.34%	71	938
Bank loans	USD	Fixed rate 7.00% to 8.50%	12	461
Bank loans	BRL	Fixed rate 1.80% + CDI to 7.64%	165	2,169
Bank loans	USD	5.75% + Libor tight	20	1,424
Bank loans	USD	5.60%	14	1,008
Bank loans	ARS	43.75%	245	274
Bank loans	ARS	45.75%	300	344
Bank loans	ARS	46.50%	650	745
Bank loans	ARS	41.05%	660	710
Bank overdrafts	ARS	From 17% to 150%	-	1,856

				42,648
(1)
On October 23, 2020, we announced Notes to be issued by exchange for the Existing Notes, Series XXIV Notes, for more information see “Recent Developments – Exchange Offer- Isuance of Series XXXI and XXXII Notes.”

Operation Center in Argentina	Currency	Annual Average Interest Rate	Nominal value	Book value (in million of ARS)
IRSA Commercial Properties’ 2023 Notes	USD	8.75%	360	25,529
IRSA Commercial Properties’ 2020 Notes(1)	USD	5.00%	140	9,489
IRSA’s 2020 Notes – Series II(2)	USD	11.50%	71	5,289
IRSA’s 2020 Notes – Series I(3)	USD	10.00%	181	9,078
IRSA’s 2020 Notes – Series II(4)	CLP	10.50%	31,502	3,292
IRSA’s 2021 Notes – Series III	ARS	Badlar + 600 bps	353	366
IRSA’s 2021 Notes – Series IV	USD	7.00%	51	3,561
IRSA’s 2022 Notes – Series V	USD	9.00%	9	495
Related Party	ARS	Badlar / 3.8%	6	27
Related Party	USD	From 4.99% to 14.0%	65	337
Bank loans	USD	5.95%	21	1,440
Bank loans	USD	Libor + 1.9%	30	2,324
AABE Debt	ARS	Libor	120	182
Seller financing	USD	N/A	2	165
Others	USD	Libor 1m+2% / 3.5%	7	499
Bank loans	ARS	From 56.5% to 57.5%	97	98
Bank overdrafts	ARS	from 39.00% to 109.00%	-	2,428
Total				64,485

(1)
On September 14, 2020, it was fully canceled.
(2)
On July 20, 2020, it was fully canceled.
(3)
On October 22, 2020, IRSA announced Notes to be issued by exchange for the Existing Notes, Series I Notes, or through the Cash Subscription, for more information see “Recent Developments – Exchange Offer- Issuance of Series VIII and IX Notes.”
(4)
On August 6, 2020, it was fully canceled.
The credit line between IRSA CP and IRSA for an amount of USD 53.4 million is not shown due because it is eliminated in consolidation
Operation Center in Israel (1)	Currency	Annual Average Interest Rate	Nominal value	Book value (in million of ARS)
Non-convertible Notes IDBD Series I	NIS	12.24%	676	13,921
Non-convertible Notes IDBD Series N	NIS	5.93%	851	17,290
Non-convertible Notes IDBD Series O	NIS	4.70%	237	4,780
Non-convertible Notes DIC Series F	NIS	8.62%	1,385	29,941
Non-convertible Notes DIC Series J	NIS	4.52%	1,960	40,844
Non-convertible Notes Cellcom Series H-I-J-K-L	NIS	2.62% - 4.46%	3,004	60,259
Non-convertible Notes PBC Series D-F-G-H-I	NIS	2.99% - 5.67%	4,052	91,714
Bank loans and others	NIS	from 0.0% to 5.93%	1,868	52,925
Total				311,674

(1)
On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares. As of the date of this Annual Report, we are analyzing together with our local and international advisors the judicial decision, alternatives and course of action. For more information see “IRSA’s Recent Developments - Corporate Information: IDBD”.

Agricultural business

Series XXIII Notes

On February 16, 2018, we issued the Series XXIII Notes, for USD 113.2, bearing a fixed interest rate of 6.5% payable semiannually, which matures on February 16, 2023.

Series XXIV Notes

On November 8, 2018, we issued the Series XXIV Notes, for USD 73.6 million, bearing a fixed rate of 9.0% with an issuance price of 100%, which matures on November 14, 2020. On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see. “Item 10. Additional Information—D. Exchange Controls”, if Communication “A” 7,106 is extended after March 31, 2021, the capital outstanding maturity of this Note would be affected by such measure.

As a consequence of the new restrictions on access to the Foreign Exchange Market, on October 23, 2020, CRESUD launched an exchange offer on its Series XXIV Notes due on November 14, 2020.

The exchange offer consisted on two options for the bondholders: i) a cash consideration of USD 0.95741755 for each USD 1 of existing notes presented to the Exchange and the remaining amount until completing USD 1 for each USD 1 of existing notes presented to the Exchange, in notes Series XXXI, and ii) a par for par exchange of notes Series XXXII for each Existing Notes presented to the Exchange.

The Exchange Offer expired on November 10, 2020 and the Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series) was USD 65,075,746, which represents 88.41% acceptance.

In relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, on November 16, 2020, the Company made a partial cancelation for a Nominal Value of USD 65,075,746 of Series XXIV Notes, after the cancellation the Nominal Value under circulation will be USD 8,529,654, which was fully cancelled on November 16, 2020.

For more information see: “Recent Developments - Exchange Offer - Issuance of Series XXXI and XXXII Notes.”

Series XXV Notes

On July 3, 2019, we issued the Series XXV Notes, for USD 59.6, bearing a fixed interest rate of 9.0% payable semiannually, which matures on July 11, 2021.

Series XXVI, XXVII and XXVIII Notes

On January 30, 2020, the Company issued notes an aggregate principal amount of USD 51.4 million, as follows:

●
Series XXVI: denominated and payable in ARS in an aggregate principal amount of ARS 1,095 million (equivalent to USD 18.2 million) at a variable rate (private BADLAR + 6.5%) with quarterly payments and principal expiring on January 30, 2021.

●
Series XXVII: denominated in USD and payable in ARS at the applicable exchange rate in an aggregate principal amount of USD 5.7 million at a fixed rate of 7.45%, with quarterly payments and principal expiring on July 30, 2021

●
Series XXVIII: denominated and payable in USD in an aggregate principal amount of USD 27.5 million at a fixed rate of 9.0%, with quarterly payments and principal expiring on April 30, 2021.

Series XXIX Notes

On June 9, 2020, the sixteenth Series of Notes public tender was carried out, within the framework of the Program approved by the Shareholders Meeting, for up to USD 500 million, being the liquidation date on June 9, 2020. The main characteristics of the issuance are detailed bellow:

●
Series XXIX: denominated in USD and payable in ARS at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 83.0 million at a fixed rate of 3.5%, maturing on December 9, 2021 with quarterly payments and principal expiring at maturity. The issue price was 100%.

Series XXX Notes

As a subsequent event, on August 31, 2020, we issued the:

Series XXX Notes, denominated in dollars and payable in pesos at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 25.0 million at a fixed rate of 2.0%, maturing 36 months from the date of issuance with quarterly payments and principal expiring at maturity. The issue price was 100.

Operations Center in Argentina

Series II (Issued by IRSA)

IRSA’s Notes Serie II at 11.50% maturing in 2020 USD71.4 million, which was fully canceled On July 20, 2020.

Series II Notes (Issued by IRSA CP)

On March 23, 2016, IRSA CP issued Notes in an aggregate principal amount of USD360 million under its Global Notes Program. Series II Notes accrue interest semi-annually, at an annual fixed rate of 8.75% and mature on March 23, 2023.

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

b)
IRSA CP may incur at least USD1.00 worth of additional debt pursuant to the “Restriction on Additional Indebtedness”;

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

For more informarion see. “Item 10. Additional Information—D. Exchange Controls”, if Communication “A” 7,106 is extended after March 31, 2021, the capital outstanding maturity of this Note would be affected by such measure.

Series I and II Notes

On May 15, 2019, IRSA issued the Note Series I under Argentine law for an amount of USD 96.3 million due on November 15, 2020, at a fixed rate of 10%. The proceeds were mainly used to repay preexisting debt.

On August 6, 2019, IRSA reopened the Note Series I under Argentine law for an amount of USD 85.2 million, at a price of 103.77%, which resulted in an internal annual rate of return of 8.75% nominal. Also, on the same date, the Notes Series II denominated in Chilean pesos, under writable and payable in dollars, for an amount of CLP 31,502.6 million (equivalent to USD 45 million) at a fixed rate of 10.5% per within 12 months.

On August 6, 2020, Class II denominated in Chilean pesos was fully canceled.

On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see. “Item 10. Additional Information—D. Exchange Controls”, if Communication “A” 7,106 is extended after March 31, 2021, the capital outstanding maturity of this Note would be affected by such measure.

As a consequence of the new restrictions on access to the Foreign Exchange Market, on October 22, 2020, IRSA launched an exchange offer on its Series I Notes due on November 15, 2020.

The exchange offer consisted on two options for the bondholders: i) a cash consideration of USD 0.69622593 for each USD 1 of existing notes presented to the Exchange and the remaining amount until completing USD 1 for each USD 1 of existing notes presented to the Exchange, in notes Series VIII, and ii) a par for par exchange of notes Series IX for each Existing Notes presented to the Exchange.

The Exchange Offer expired on November 10, 2020 and the Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series) was USD 178,458,188, which represents 98.31% acceptance. Considering that consent has been obtained for an amount greater than 90% of the capital of the existing notes, IRSA made the Non-Essential Proposed Modifications and / or the Essential Proposed Modifications, by means of which the terms and conditions of the existing notes will be modified and replaced.

In relation to the Exchange Offer ended on November 10, 2020, on November 12, 2020, the IRSA will proceed to a partial cancelation for a Nominal Value of USD 178,458,188 of Series I Notes, after the cancellation the Nominal Value under circulation will be USD 3,060,519.

For more information see: “Recent Developments - Exchange Offer- Issuance of Series VIII and IX Notes.”

Series III, IV and V (issued by IRSA)

On May 21, 2020, IRSA issued in the local market a total amount of USD 65.8 million through the following Notes:

●
Series III: denominated and payable in pesos for ARS 354 million (equivalent at the time of issuance to USD 5.2 million) at a variable rate (private BADLAR + 6.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 6 (six) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date, February 21, 2021. Price of issuance was 100.0% of the nominal value.

●
Series IV: denominated in USD and payable in ARS at the applicable exchange rate for USD 51.4 million at a fixed rate of 7.0%, with quarterly payments and principal expiring on May 21, 2021. Price of issuance was 102.0% of the nominal value (IRR 5.03%).

●
Series V: denominated in USD and payable in ARS at the applicable exchange rate for USD 9.2 million at a fixed rate of 9.0%, with quarterly payments and principal expiring on May 21, 2022. Price of issuance was 103.0% of the nominal value (IRR 7.56%).

Series VI and VII (issued by IRSA)

As a subsequent event, on Jul 21, 2020, IRSA issued in the local market a total amount of USD 38.4 million through the following Notes:

●
Series VI: denominated and payable in pesos for ARS 335.2 million (equivalent at the time of issuance to USD 4.7 million) at a variable rate (private BADLAR + 4.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 9 (nine) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date, July 21, 2021. Price of issuance was 100.0% of the nominal value.

●
Series VII: denominated in dollars and payable in pesos at the applicable exchange rate for USD 33.7 million at a fixed rate of 4.0%, with quarterly payments and principal expiring on January 21, 2022. Price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities.

Series IV Notes (Issued by IRSA CP)

On September 12, 2017, IRSA CP issued, under Argentine law, the Series IV Notes, for USD140 million, bearing a fixed interest rate of 5.0%, which matures on September 14, 2020.

On September 14, 2020, Class IV was fully canceled.

Communication “A” 7,106

On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. Fore more informarion see. “Item 10. Additional Information—D. Exchange Controls.”

Operations Center in Israel

It should be noted that the financial position of IDBD and DIC and their subsidiaries in the operations center in Israel does not adversely affect IRSA’s cash flows to satisfy the debts of IRSA.

Moreover, the commitments and other restrictions resulting from IDBD’s indebtedness have no effects on IRSA, as it qualifies as non-recourse debt against IRSA, and IRSA has not given its assets as collateral for such debt either.

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology, in our agricultural business, amounted to ARS 85 million, ARS 120 million and ARS 144 million for fiscal years 2020, 2019 and 2018 respectively. Our total technology investments aimed to increase the productivity of purchased land have amounted to ARS 2,342 million since fiscal year 1995.

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

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world GDP is expected to de reduced (4.9)% in 2020 and recover 5.4% in 2021. As with the April 2020 WEO projections, there is a higher-than-usual degree of uncertainty around this forecast. The baseline projection rests on key assumptions about the fallout from the pandemic. In economies with declining infection rates, the slower recovery path in the updated forecast reflects persistent social distancing into the second half of 2020; greater scarring (damage to supply potential) from the larger-than-anticipated hit to activity during the lockdown in the first and second quarters of 2020; and a hit to productivity as surviving businesses ramp up necessary workplace safety and hygiene practices. For economies struggling to control infection rates, a lengthier lockdown will inflict an additional toll on activity. Moreover, the forecast assumes that financial conditions—which have eased following the release of the April 2020 WEO — will remain broadly at current levels. Alternative outcomes to those in the baseline are clearly possible, and not just because of how the pandemic is evolving.

All countries including those that have seemingly passed peaks in infections—should ensure that their health care systems are adequately resourced. The international community must vastly step up its support of national initiatives, including through financial assistance to countries with limited health care capacity and channeling of funding for vaccine production as trials advance, so that adequate, affordable doses are quickly available to all countries. Where lockdowns are required, economic policy should continue to cushion household income losses with sizable, well-targeted measures as well as provide support to firms suffering the consequences of mandated restrictions on activity. Where economies are reopening, targeted support should be gradually unwound as the recovery gets underway, and policies should provide stimulus to lift demand and ease and incentivize the reallocation of resources away from sectors likely to emerge persistently smaller after the pandemic.

Strong multilateral cooperation remains essential on multiple fronts. Liquidity assistance is urgently needed for countries confronting health crises and external funding shortfalls, including through debt relief and financing through the global financial safety net. Beyond the pandemic, policymakers must cooperate to resolve trade and technology tensions that endanger an eventual recovery from the COVID-19 crisis. Furthermore, building on the record drop in greenhouse gas emissions during the pandemic, policymakers should both implement their climate change mitigation commitments and work together to scale up equitably designed carbon taxation or equivalent schemes. The global community must act now to avoid a repeat of this catastrophe by building global stockpiles of essential supplies and protective equipment, funding research and supporting public health systems, and putting in place effective modalities for delivering relief to the neediest.

Argentine macroeconomic context

At the end of 2019, the economy faced a severe balance of payments crisis and public debt. Faced with this scenario, the National Government adopted a set of measures designed to face the most immediate manifestations of the crisis and to stabilize the macroeconomy. Regarding monetary policy, the Central Bank of Argentina defined a series of guidelines, highlighting the referring to interest rates and exchange rate management. Foreign exchange regulations and the moderation in prices linked to the limited volatility of the exchange rate allowed a marked reduction of the LELIQ rate from 68% to 38% nominal annually. The progress made the financial system better prepared to face the emergency caused by COVID-19.

Shopping malls sales reached a total ARS 4,297.1 million in July 2020, which represents a 73.0% decrease as compared to fiscal 2019. Accumulated sales for the first seven months ARS 47,212.0, represent a 45.3% decrease in current terms as compared to the same period last year.

The INDEC reported that, for the eight months ended August 31, 2020, industrial activity in Argentina contracted by 12.5% compared to the same period in 2019. The textile industry accumulated a 35.2% contraction during the first eight months of 2020 as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of July 31, 2020, contracted by 13.2% compared to the same month in 2019.

Regarding the balance of payments, in the second quarter of 2020 the current account superavit reached USD 2,824 million, with USD 4,971 million allocated to the goods and services trade balance, and USD 2,484 million to the net primary deficit, and a surplus of USD 337 million to net secondary income.

During the second quarter of 2020, the financial account showed net outflow of USD 2,514 million, explained by the net acquisition of financial assets for USD 893 million, and net cancellation of liabilities of USD 1,621 million. The sectors that have explained these outflows have been Other sectors for USD 2,433 million and the Government for USD 1,324 million, partially offsetting by the net income of the Central Bank for USD 1,293 million. The international reserves decreased by USD 793 million during the second quarter of 2020.

In local financial markets, the Private Badlar rate in Pesos ranged from 46.69% to 29.69% in the period from July 2019 to June 2020, averaging 40.31% in June 2020 compared to 50.90% in June 2019. As of June 30, 2020, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 70.4600 pesos per USD1.00. As of June 30, 2020, Argentina’s country risk increased by 1,660 basis points in year-on-year terms. The debt premium paid by Argentina was 2,495 basis points in June 2020, compared to 380 basis points paid by Brazil and 312 basis points paid by Mexico.

As of October 8, 2020, the Private Badlar rate in Pesos peaked at 29.69%. As of October 8, 2020, the seller exchange rate quoted by Banco de la Nación Argentina was of ARS 77.10 pesos per USD1.00. As of September 8, 2020, Argentina’s country risk reduced by 683 basis points in year-on-year terms. The debt premium paid by Argentina was at 1,366 basis points as of October 8, 2020, compared to 315 basis points paid by Brazil and 259 basis points paid by Mexico as of that same date.

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

According to the World Agricultural Supply and Demand Estimates Repro published by the United States Department of Agriculture on September 11, 2020, world soybean production for the season 2020/2021 is expected to be about 369,74 million tons, an increase of 9.5% as compared to the season 2019/2020.

World corn production is expected to about 1,162.4 million tons for season 2020/2021, 4.5% higher than in the previous season.

The policies implemented by the new government ever since taking office have led to better projections for the agricultural industry. Mainly, the strong devaluation of the peso and tax reductions on exports have improved the situation of agricultural growers. Withholding taxes on corn and wheat have been reinstated at 10%, whereas withholding taxes on soybean have been modified to 18% export tax over the FOB prices plus ARS 4 per dollar.

In addition, on October 2, 2020, a temporary reduction on certain export duty rates was established for a series of soybean products and by-products. This is a temporary reduction and will be applied from October 2020 until January 2021, at which time export duties will be gradually taxed again at the same rate they were before the decree came in force.

Cattle

As reported by SENASA, with an aggregate stock of 54,460,799 heads as of March 31, 2020, the cattle stock has decreased slightly by 1.00% as compared to the same period of the previous year. For the decade in a row, the cattle stock surpassed 48 million heads.

As reported by the Argentine Chamber of Beef Commerce and Industry (Cámara de la Industria y Comercio de Carnes y Derivados de la República Argentina, “Ciccra”), consumption of cattle beef per capita was 50.5 kilograms per year on average for September 2020, accounting for a year-on-year decrease of 2.7%. Domestic consumption accounts for 72.8% of production, representing a year-on-year decrease of 2.1%.

Urban Properties and Investment Business

Operations Center in Argentina

Evolution of Shopping Malls in Argentina

In September 2020, the Consumer Confidence Index (CCI) showed a 2.4% decline compared to August 2020, and a 4.2% decrease compared to September 2019. Shopping mall sales decrease 82.2% in the fiscal 2020 compared to fiscal 2019.

Evolution of Office Properties in Argentina

According to Colliers International, as of June 30, 2020, the A+ and A office inventory decreased compared to 2019 to 1,827,742 sqm. The vacancy rate was steady at approximately 11.2% during the second quarter of 2020. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with robust values.

Compared to the previous quarter, the Premium Offices prices decreased in the order of USD 24.3 per square meter compared to the previous quarter, and showed the same period last year, which was USD 25.3 per square meter. Theprices for A+ properties were USD 27.39 per square meter for the second quarter of 2020. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of USD 33.0. Likewise, the industry reported a 3.0% decreased in rental prices for A properties compared to the first quarter of 2020, reaching an average of USD 22.06 per square meter, in which the North zone of Ciudad de Buenos Aires reach the higher prices, reaching USD 30.7 per square meter.

Evolution of the Hotel industry in Argentina

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at June 2020, overnight stays at hotel and parahotel establishments were estimated at 0.54 million, 98.2% shorter than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 97.9% and 99.2%, respectively. Total travelers who stayed at hotels during June were 0.54 million, a 98.2% decrease compared to the same month the previous year. The number of resident and nonresident travelers decreased by 97.9% and 99.2%, respectively. The Room Occupancy Rate in June was 89.0%, showing a sharp decrease compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 98.2%, which represents a sharp decrease compared to June 2019.

E. OFF-BALANCE SHEET ARRANGEMENTS

Agricultural Business

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. We have recourse against the non-performing party. As of June 30, 2020, the value of transacted merchandise for which guarantees were granted amounted to ARS 156 million. As of the date of this annual report, there were non-performing parties under the agreements for which we had to respond as guarantor. As of the date of this annual report, the value of transacted merchandise for which guarantees were granted amounted to ARS 175 million.

Urban Properties and Investment Business

As of June 30, 2020, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The followings tables show our contractual obligations, as of June 30, 2020.

As of June 30, 2020	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Later than 4 years	Total
	(in millions of ARS)
Trade and other payables	33,366	625	318	293	122	34,724
Borrowings (excluding finance lease liabilities)	113,319	72,628	130,365	43,412	123,521	483,245
Finance leases obligation	6,081	4,590	3,240	2,130	8,953	24,994
Purchase obligations	5,695	854	590	-	-	7,139
Derivative Financial Instruments	346	47	6	-	-	399
Total	158,807	78,744	134,519	45,835	132,596	550,501

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

For information about Production and Sales, please see “Item 5.A. Consolidated Operating Results.”

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are managed by a board of directors. Our bylaws provide that our Board of Directors shall consist of a minimum of three and a maximum of fifteen regular directors and the same or less numbers of alternate directors. Currently, our board is composed by twelve regular directors and five alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders usually for a three-year term, provided, however, that of the board of directors is elected each year. The directors and alternate directors may be re-elected indefinitely.

Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a regular director or until a new director is appointed.

The table below shows information about our regular directors and alternate directors as of October 26, 2020:

Directors (1)	Date of Birth	Position in Cresud	Term Expires (2)	Date appointed	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/20	10/31/17	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/20	10/31/17	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/22	10/31/16	1994
Gabriel A.G. Reznik	11/18/1958	Regular Director	06/30/21(2)	10/29/18	2003
Jorge O. Fernández	01/08/1939	Regular Director	06/30/21(2)	10/29/18	2003
Fernando A. Elsztain	01/04/1961	Regular Director	06/30/22	10/31/16	2004
Pedro D. Labaqui Palacio	02/22/1943	Regular Director	06/30/21(2)	10/29/18	2006
Alejandro G. Casaretto	10/15/1952	Regular Director	06/30/20	10/31/17	2008
Liliana Glikin	29/03/1953	Regular Director	06/30/22	10/30/19	2019
Alejandro Bartolome	09/12/1954	Regular Director	06/30/22	10/30/19	2019
Gabriela Macagni	13/01/1964	Regular Director	06/30/22	03/11/20	2020
Mariana R. Carmona	02/11/1961	Regular Director	06/30/23	10/26/20	2020
Gastón A. Lernoud	06/04/1968	Alternate Director	06/30/20	10/31/17	1999
Enrique Antonini	03/16/1950	Alternate Director	06/30/22	10/31/16	2007
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/22	10/31/16	2007
Iair Elsztain	05/03/1995	Alternate Director	06/30/22	03/11/20	2020
Ilan Elsztain	01/08/1992	Alternate Director	06/30/22	03/11/20	2020

(1)
The business address of our management is Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.

(2)
Term expires at the annual ordinary shareholders’ meeting.

Liliana Glikin, Alejandro Bartolome, Graciela Macagni, Enrique Antonini and Eduardo Kalpakian, qualify as independent, in accordance with the CNV Rules.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than twenty-five years. He is the chairman of the board of Directors of Cresud, IRSA Propiedades Comerciales S.A. (IRSA CP), IRSA, IDB Development Corporation Ltd, Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., Austral Gold Ltd., Consultores Assets Management S.A., among other companies. He also Chairs IRSA Foundation, is a member of the World Economic Forum, the Council of the Americas, the Group of 50 and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as VicePresident of the World Jewish Congress. Mr. Eduardo Sergio Elsztain is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He was a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-chairman of Cresud, IRSA CP, Consultores Assets Management S.A. and other companies such as Fibesa S.A. and Chairman at Puerto Retiro S.A. He is also director of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain graduated as an Agricultural Engineer from the University of Buenos Aires. He then completed the Advanced Management Program at Harvard Business School in June 1999. He has been CEO of Cresud since 1994, currently serving as II Vice President of IRSA and Executive Vice President of IRSA CP. He is also director of BrasilAgro, a Brazilian agricultural company. He also serves as director of IDBD, President of Gav Yam and Mehadrin, and Vice President of PBC (Companies dedicated to the Real Estate and Fruit business in Israel Mr. Alejandro Gustavo Elsztain is brother of our Chairman, Eduardo Sergio Elsztain, cousin of Fernando Adrián Elsztain and father of Iair Elzstain and Ilan Elzstain.

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

Fernando Adrián Elsztain. Mr. Elsztain earned an architecture degree from Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the Board of Directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Hoteles Argentinos S.A. and Llao Llao Resorts S.A., and an alternate director of Banco Hipotecario S.A. and Puerto Retiro S.A. Mr. Fernando Adrián Elsztain is cousin of our Chairman, Eduardo Sergio Elsztain, and our director Alejandro Gustavo Elsztain.

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

Alejandro Mario Bartolome. Mr. Bartolomé has a degree in agronomy from the Universidad de Buenos Aires and also has a Master of Science from the Reading University, England. He is an entrepreneur and wine producer. He is co-founder and director of Don Mario, a company focus on genetics. He has worked as production manager and CEO of the Company.

Gabriela Macagni. Ms. Macagni has a degree in checmical engineering from the Technological Institute of Buenos Aires (ITBA) and postgraduate degrees in business from the Harvard Business School and the Stanford Business School. She started her career in 1987 as a consultant at Accenture. From 2015 to 2019 she served as independent director of Grupo Supervielle where she was a member of the Audit, Human Resources, Compliance and Corporate Governance Committees. She is currently a board member of Sofital S.A, a subsidiary of the Supervielle Group, and supervises the Superville Corporate Venture Fund. She is also a member of the ITBA board and trustee of the Asociación Civil Educativa San Andrés.

Mariana R. Carmona. Ms. Carmona has a degree on Psychology from the Universidad de Buenos Aires. In 1999 she founded the “Museo de los Niños” in the city of Buenos Aires, of which she is currently a director, and in 2004 she founded the “Museo de los Niños” in the city of Rosario. She is married with our chairman Eduardo S. Elsztain and she is the mother of Ilan, Iair and Ben Elsztain.

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

Iair Elsztain. Mr. Elsztain is currently studying for a degree in industrial engineering at the UADE Faculty of Engineering. He previously served as general manager at Iaacob House Hostel. He has also interned at Olive Tree Venture Capital (Tel Aviv), an investment fund dedicated to companies in the technology and healthcare industry. Mr. Ilan Elsztain is the son of our chairman, Eduardo Sergio Elsztain, nephew of Alejandro Gustavo Elsztain and brother of Iair Elsztain.

Ilan Elsztain. Mr. Elsztain holds a degree in economics from the University of Buenos Aires. He has previosuly worked in various of our group companies: Avenida, Fibesa and IRSA Propiedades Comerciales. He is currently alternate director of CAMSA, where he conducts research. Mr. Ilan Elsztain is the son of our chairman, Eduardo Sergio Elsztain, nephew of Alejandro Gustavo Elsztain and brother of Iair Elsztain.

Employment contracts with certain members of our board of directors

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

The following is a biographical description of each of our senior managers who are not directors:

Matías Iván Gaivironsky. Mr. Matías Gaivironsky obtained a degree in business administration from Universidad de Buenos Aires. He has a master’s degree in Finance from Universidad del CEMA. Since 1997 he has served in various positions at IRSA, IRSA CP and the Company, and was appointed Chief Financial Officer in December 2011 and in early 2016 he was appointed as Chief Financial and Administrative Officer. Previously, Mr. Gaivironsky acted as Chief Financial Officer of Tarshop S.A. until 2008. He is also director at Condor Hospitality REIT.

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 26th, 2020:

Member	Date of Birth	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Noemí Ivonne Cohn	05/20/1959	Member
Roberto Daniel Murmis	04/07/1959	Alternate Member
Cynthia Deokmelian	06/08/1976	Alternate Member
Paula Sotelo	08/10/1971	Alternate Member

All members of the supervisory committee qualify as independent, in accordance with CNV Resolution No. 400/2002 Rules.

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L./firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA, IRSA CP, Hoteles Argentinos S.A., Inversora Bolívar S.A., and Banco Hipotecario S.A, among other companies.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L./firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committees of IRSA, IRSA CP, Inversora Bolívar S.A., and Banco Hipotecario S.A., among other companies.

Noemí Ivonne Cohn. Ms. Cohn obtained a degree in accounting from the Universidad de Buenos Aires. Ms. Cohn is a partner at Abelovich, Polano & Asociados S.R.L./firm member of Nexia International, public accounting firm in Argentina, and works in the audit area. Mrs. Cohn worked in the audit area in Harteneck, Lopez and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is member of the Supervisory Committees of IRSA and IRSA CP, among other companies.

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

Cynthia Deokmelian. Mrs Deokmellian obtained a degree in accounting from Universidad de Buenos Aires. She is a Director of the Audit department of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina. Mrs. Deokmellian worked in the Audit department of KPMG in Argentina for more than 23 years.

Paula Sotelo. Ms. Sotelo obtained a degree in accounting from Universidad de Buenos Aires. She is a Director of the Audit department of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina, Ms. Sotelo worked for KPMG in Argentina and also New York.

KEY EMPLOYEES

There are no key employees.

B. COMPENSATION

Compensation of directors

Under the Argentine Law, if the compensation of the members of the Board of Directors is not established in the by-laws of the Company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the Board of Directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the Company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased proportionally tothe distribution, in accordance with the formulas and scales set forth under the CNV Rules. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute or they are reduced, the shareholding meeting shall approve compensation in excess of the above metioned limits.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, it is considered at the shareholders’ meeting.

At our shareholders’ meeting held on October 26, 2020, a compensation for an aggregate amount of ARS 62.2 millionwas approved for all of our directors for the fiscal year ended June 30, 2020.

Compensation of Supervisory Committee

Our shareholders’ meeting held on October 26, 2019 further approved by majority vote a compensation for an aggregate amount of ARS 1.6 millionto our Supervisory Committee for the fiscal year ended June 30, 2020.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation paid to our senior management of the Operations Center in Argentina and the Agricultural Business for the fiscal year 2020, was ARS 26.1 million.

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

Contribution expense was ARS 51 million and ARS 60 million for the fiscal years ended June 30, 2020 and 2019, respectively. Employee contributions are held in a mutual fund. Contributions we make on behalf of our employees are held temporarily in a company account until the trust is set up. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

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

●
retirement.

●
total or permanent disability.

●
death.

While participants are part of the program and until the conditions mentioned above are met to receive the shares corresponding to the contributions based on the 2011 to 2013 bonus, participants will receive the economic rights corresponding to the shares assigned to them. As provided underthe plan, the shares of stock corresponding to the 2014 bonus were delivered in April 2015; moreover, an amount equivalent to one salary was delivered in the form of shares of stock to those employees who did not participate in the plan and who had discharged services for a term of two yeARS

The shares allocated to the Plan by the Company are shares purchased in 2009, which the Shareholders’ Meeting held on October 31, 2011, has specifically decided to allocate to the program.

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

Long Term Incentive Plan based on Shares

On October 2, 2017, the Shareholders approved the creation of the Long Term Incentive Plan based on Shares (or “ILPA Plan”). By the terms of the ILPA Plan, participants will be entitled to receive a number of shares if they remain in the Company during certain period of time and comply with certain key performance indicators (“KPIs”). The terms of the ILPA Plan determine that the Board of Directors will have broad powers to implement the ILPA Plan and take all necessary measures for its implementation.

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

The fair value of the benefit was estimated at ARS 0.10. In the initial measurement of the fair value of the benefit, the price of the AGRO3 per share was considered on the date of granting and the probable quotation of the share price is projected at the end of the vesting period based on the past performance of the price per share in a period of 1 year and 4 months (compatiblewith the period between the granting in June 2018 and the end of the vesting period in October 2018). Considering the volatility of the AGRO3 share, the probability of the price per share at the end of the vesting period was determined to reach the value necessary to comply with the KPI.

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

In the year ended June 30, 2020, compensation expenses and remuneration charges are ARS 45.2 million (ARS 19.7 million and ARS 53.7 million as of June 30, 2019 and 2018, respectively) and the accumulated amount is ARS 77.1 million.

C. BOARD PRACTICES

For information about the date of expiration of the current term of office and the period during which each director has served in such office see “Item 6. Directors, Senior Management and employees – A. Directors and Senior Management.”

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

Audit Committee

In accordance with the Capital Markets Law No. 26.831 and the Rules of the CNV, our board of directors has established an audit committee which focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, supervise the operation of the internal control systems and the administrative-accounting system, supervise the application of the policies regarding information on the company's risk management, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of audit duties both by our internal audit and our external auditors and issue a well-founded opinion regarding transactions with related parties in the cases established by this law. These responsibilities are meant to comply with the duties assigned by Law 26.831, the Technical Rules of the CNV, and other applicable laws.

On October 26, 2020, out board of directors appointed Messrs. José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as Regular Statutory Auditors and Messrs. Roberto Daniel Murmis, Cynthia Deokmelian and Paula Sotelo as Alternate Statutory Auditors for a term of one fiscal year.

Remuneration Committee

The meeting held on October 26, 2020, approved by majority of votes a budget of ARS 503,000, taking into account the effect of inflation considering the eventual hiring of advisors / consultants and trainings.

D. EMPLOYEES

Operations Center in Argentina

As of June 30, 2020, we had 3,185 employees.

As of such date, we had 1,035 employees in our Agricultural Business in Argentina, including our employees, FyO and SACPSA but not those of Agro-Uranga S.A. Approximately 62% are under collective labor agreements.

We employ 362 people in our International Agricultural businesses, composed of 314 employees of Brasilagro, 27 employees in the companies located in Paraguay, 21 employees in the companies located in Bolivia.

Our Real Estate Business had 1,496 employees. Our Development and Sale of Properties and Other Non-Shopping Mall Businesses segment had 11 employees, The Shopping Mall segment had 784 employees including 365 under collective labor agreements. Our Hotels segment had 701 employees with 560 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows the number of employees in the Company’s various businesses as of the dates mentioned below:

		Urban Business
	Agricultural Business(1)	Sales and Developments(2)	Shopping Mall(3)	Hotels(4)	Shared Service Center(3)	Corporate Areas	Total
June 30, 2018	1,304	31	928	812	191	115	3,381
June 30, 2019	1,360	12	865	832	194	107	3,370
June 30, 2020	1,397	11	784	701	188	104	3,185
(1) Agricultural Business includes CRESUD, FyO, SACPSA, and from this fiscal year we also include in this disclosure the employees of BrasilAgro, Cresca and Palmeira S.A.
(2) As of March 2019, we were no longer administrators of Consorcio Libertador S.A. and Consorcio Maipu 1300 S.A
(3) On December 2018, the concession of the Buenos Aires Design shopping mall ended.
(4) Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

Operation Center in Israel

The following table shows the number of employees as of June 30, 2020 of our Israeli operating center divided by company:

	As of June 30,
	2020	2019	2018
IDBD	-	1	1
DIC	32	39	39
Shufersal (1)	14,800	15,762	15,155
Cellcom	2,961	3,901	3,988
Elron	11	13	13
Epsilon	45	45	50
IDB Tourism	637	615	855
Modiin	4	1	1
PBC(2)	223	552	614
Mehadrin(3)	457	-	-
(1) Includes Gydrom’s and New Pharm’s employees.
(2) Includes Gav-Yam’s, Ispro’s, Nave’s, Hon’s y Mehadrin’s employees.
(3) In 2019 and 2018 included in PBC.

E. SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2020:(2)

		Share ownership
Name	Position	Number of Shares	Percentage
Directors
Eduardo Sergio Elsztain (1)	Chairman	185,229,897	36.93%
Saúl Zang	First vice-chairman	5,513,462	1.10%
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	10,012,430	2.00%
Gabriel A. G. Reznik	Director	-	-
Jorge Oscar Fernández	Director	273,883	0.05%
Fernando Adrián Elsztain	Director	-	-
Pedro Damaso Labaqui Palacio	Director	3,840	0.00%
Daniel Elias Mellicovsky	Director	-	-
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural Real Estate	135,413	0.03%
Alejandro Mario Bartolome	Director	-	-
Gabriela Macagni	Director	-	-
Liliana Rene Glikin	Director	-	-
Gastón Armando Lernoud	Alternate Director	26,157	0.01%
Enrique Antonini	Alternate Director	-	-
Eduardo Kalpakian	Alternate Director	-	-
Ilan Elsztain	Alternate Director	20,903	0.00%
Iair Elsztain	Alternate Director	602	0.00%

Senior Management
Matias Gaivironsky	Chief Financial and Administrative Officer	83,723	0.02%
Carlos Blousson	Chief Executive Officer of the International Operation	-	-

Supervisory Committee
José Daniel Abelovich	Member	-	-
Marcelo Héctor Fuxman	Member	-	-
Noemí Ivonne Cohn	Member	-	-
Roberto Daniel Murmis	Alternate member	-	-
Alicia Graciela Rigueira	Alternate member	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-

Executive Committee
Eduardo Sergio Elsztain	Member	176,560,007	35.20%
Saúl Zang	Member	5,513,462	1.10%
Alejandro Gustavo Elsztain	Member	10,012,430	2.00%

(1)
Includes (i) 73,372,351 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 920 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 103,087,210 common shares owned by Agroninvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iv) 100,352 common shares directly owned by Mr. Eduardo S. Elsztain, and v) 8,669,690 shares of which IFISA retains voting power and right of first refusal until 02/18/2021.

(2)
On October 26, 2020, Cresud’s annual meeting of shareholders was held. For more information see section “Directors and Senior Management”.

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

	Share Ownership as of June 30, 2020
Shareholder	Number of Shares	Percentage
Eduardo Sergio Elsztain (1)(2)	185,229,897	36.93%
Directors and officers(3)	16,070,413	3.20%
ANSES	19,273,045	3.84%
Total	220,573,355	43.97%
(1)
Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2)
As a result, Mr. Elsztain may be deemed beneficial owner of 36.93% of our total shares, which includes (i) 73,372,351 common shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 940 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 103,087,210 common shares owned by Agroninvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iv) 100,352 common shares directly owned by Mr. Eduardo S. Elsztain and v) 8,669,890 shares of which IFISA retains voting power and right of first refusal over until 02/18/2021.
(3)
Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.
	As of June 30,
	2020	2019	2018	2017	2016
Eduardo S. Elsztain(1)(2)	36.93%	36.38%	34.74%	30.8%	30.9%
Newfoundland Capital Management(3)	0.82%	10.97%	9.0%	-	-
Macquarie Investment Management(3)	4.83%	5.0%	-	-	-
Senvest Management LLC(3)	0.00%	0.0%	0.7%	3.3%	4.8%
Directors and officers(4)	3.20%	3.0%	2.8%	2.8%	2.9%
ANSES	3.84%	3.7%	3.6%	3.6%	3.6%
(1)
Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2)
As a result, Mr. Elsztain may be deemed beneficial owner of 36.93% of our total shares, which includes (i) 73,372,351 common shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 940 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 103,087,210 common shares owned by Agroninvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iv) 100,352 common shares directly owned by Mr. Eduardo S. Elsztain and v) 8,669,890 shares of which IFISA retains voting power and right of first refusal over until 02/18/2021.
(3)
According to the Form filed with the SEC.
(4)
Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date in a change in control.

Securities held in the host country

As of June 30, 2020, our total issued and outstanding capital stock outstanding consisted of 501,642,804 common shares. As of June 30, 2020, there were approximately 40,431,202 Global Depositary Shares (representing 404,312,020 of our common shares, or 80.60% of all of our outstanding shares held) in the United States by approximately 37 registered holders of Global Depositary Shares.

As of June 30, 2020, our directors and senior officers controlled, directly or indirectly, approximately 38.4% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

B. RELATED PARTY TRANSACTIONS

A related party transaction is any transaction entered into directly or indirectly by us or any of our subsidiaries that is material based on the value of the transaction to: (a) us or any director, officer or member of our management or shareholders; (b) any entity in which any person described in clause (a) is interested; or (c) any person who is connected or related to any person described in clause (a).

Offices and Shopping Mall Leases

We rent office space for our executive offices located at the Intercontinental Plaza tower at Moreno 877, floor 24, City of Buenos Aires, Argentina which IRSA CP has owned since December 2014. We also rent an office space that IRSA CP owns at the Abasto Shopping Mall.

The offices of Eduardo S. Elsztain, the chairman of our board of directors and our controlling shareholder, are located at Bolivar 108, City of Buenos Aires, Argentina. This property has been rented to a company controlled by family members of Mr. Elsztain and to a company controlled by Fernando A. Elsztain, one of our directors and the cousin of Mr. Eduardo S. Elsztain, and members of his family.

In addition, we, IRSA, BACS Banco de Crédito y Securitización S.A. (“BACS”), BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by IRSA CP in different buildings.

Furthermore, we also lease various stores, stands, storage space or advertising spaces in IRSA CP’s shopping malls to third parties and related parties such as Banco Hipotecario S.A.

Lease agreements entered into with affiliates have included similar provisions and amounts to those included in agreements with unaffiliated third parties.

On August 29, 2019, DIC’s Audit Committee approved entering into an agreement with IDBD, PBC, Gav-Yam and Elron to divide the uses and expenses at the joint offices to which the companies would move their offices in the ToHa project on Totzeret Ha’aretz Street in Tel Aviv, pursuant to a tenancy agreement that the companies entered into with Gav-Yam and Amot Hashkaot Ltd. for the tenancy of offices and parking spaces for the period beginning July 1, 2019, and ending upon the expiration of 15 years or upon the expiration of the two option periods (of five years each).

Agreement for the Exchange of Corporate Services with IRSA and IRSA CP

Considering that each of IRSA, IRSA CP and us have operations that overlap to a certain extent, our board of directors deemed it advisable to implement alternatives designed to reduce certain fixed costs of our combined activities and to mitigate their impact on our operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

To such end, on June 30, 2004, IRSA, IRSA CP and we entered into a Master Agreement for the Exchange of Corporate Services, or the “Framework Agreement,” which has been amended several times in line with evolving operating requirements. The goal of the Framework Agreement is to increase efficiency in the distribution and deployment of corporate resources and reduce operating costs. The Framework Agreement had an initial term of additional 24 months and is renewable automatically for 24-month term, unless terminated by any of the parties upon prior notice.

The Framework Agreement currently provides for the exchange and sharing of services among the following areas: Corporate Human Resources; Administration and Finance; Planning; Institutional Relations; Compliance; Shared Services Center; Safety; Legal Affairs – Corporate; Technical; Infrastructure and Services; Purchases and Hiring; Proceedings and Permits; Corporate Environment and Quality; Investments; Rental Offices; Bolívar; Real Estate Business Board of Directors to be Distributed; Attorneys-in–Fact; General Management Department to be Distributed; Board of Directors’ Safety; Real Estate Business Management; and Real Estate Business Human Resources and Accounting and Reporting.

Annually, a review of the criteria used in the determination of pricing for corporate services, as well as the bases of cost distribution and supporting documentation used in the aforementioned process. The risk management and audit area coordinate the review, which, in turn, periodically delegated the review to an external consultant. The operations described above allow IRSA, IRSA CP and us to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment allocated on the basis of operating efficiency and equity, without any one company benefiting at the expense of the others.

Hospitality Services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events to Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S,A., subsidiaries of IRSA, all on arm’s-length terms and conditions.

Financial and Service Operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our cash fund in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario S.A., among other entities.

Donations to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of young adults. It carries out corporate volunteer programs and fosters donations from our employees. The main members of Fundación IRSA’s board of directors are: Eduardo S. Elsztain (President); Saúl Zang (Vice President I); Alejandro Elsztain (Vice President II); Mariana C. de Elsztain (Secretary); Oscar Marcos Barylka (Director) and Marcos Slipakoff (Treasurer). It finances its activities with donations from us, IRSA, IRSA CP and other related companies.

On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA, whereby 3,800 square meters of the developed area at Abasto Shopping Mall was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such space and its respective obligations to Fundación Museo de los Niños.

On November 29, 2005, IRSA CP signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670 square meters of the developed area at Alto Rosario shopping mall for a term of 30 yeARS

Fundación Museo de los Niños is a non-profit institution created by the founders of Fundación IRSA and its members are the same as those of Fundación IRSA.

Fundación Museo de los Niños has used these spaces to set up Abasto Shopping Mall and Museo de los Niños and Rosario, two interactive learning centers intended for children and adults. The agreements described above establish that the payment of common charges and direct expenses related to the services performed by these spaces must be borne by Fundación Museo de los Niños.

Borrowings

In the ordinary course of our business, we enter into loan agreements or credit facilities with related companies. The loans under these loan agreements and credit facilities accrue interest at prevailing market rates.

Credit line granted to IRSA by IRSA CP

On April 1, 2019, as amended on May 13, 2020, IRSA CP granted a line of credit to IRSA and its subsidiaries that do not consolidate with IRSA PC in a principal amount up to USD180,000,000 on the following terms: (1) the credit line may be funded in U.S. dollars or in Pesos; (2) up to three year term to maturity not extendable without our consent; and (3) interest payable: (i) fo U.S. dollar funded, at a rate equal to the yield on IRSA’s existing local bonds due 2020, or, if IRSA’s 2020 bonds are early redeemed or otherwise cancelled, at an interest rate equal to the yield on local bonds issued by us plus 50 basis points, and  (ii) for pesos funded, at Badlar rate plus 9.625%. The interest rate is readjusted quarterly and applied to the outstanding loan balances and to new disbursements in such quarter.

Purchase of financial assets

We usually invest excess cash in instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties in secondary market transactions.

Legal Services

We receive legal services from Estudio Zang, Bergel & Viñes, of which Saúl Zang was a founding partner. Mr. Zang is a member of our board of directors and those of certain related companies. See “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

Purchases and sales of properties

In the ordinary course of our business, we may acquire from or sell to our related parties certain real estate properties used for rental purposes or otherwise, subject to our Audit Committee’s approval. OurAudit Committee must render an opinion as to whether the terms of these transactions can reasonably be expected to have been obtained by us in a comparable transaction on arm’s-length basis with a unrelated parties. In addition, if our Audit Committee so requires, valuation reports by independent specialist third parties must be obtained.

Investment Properties transferred to IRSA CP

On November 1, 2018, IRSA sold to IRSA CP 14,213 square meters of gross leasable area of the building “Catalinas” in the City of Buenos Aires, Argentina.

The Catalinas building will consist of a total of 35,208 square meters of gross leasable area including 30 office floors and 316 underground parking spaces, and is currently under construction. The purchase price of the sale was USD 60,305,674. In previous transactions, IRSA has sold 16,194 square meters of gross leasable area in the Catalinas building to IRSA CP. IRSA’s Audit Committee approved the sale to IRSA CP.

Farmland Lease Agreement San Bernardo

We lease a farmland located in the Province of Córdoba, from San Bernardo de Córdoba S.A., pursuant to a lease agreement effective as of January 2019, continuing the lease held in August 2015. The leased farmland has an extension of 12,590 hectares.

The rent to be paid is the equivalent in Pesos of 2,5kg of beef per hectare per year. The beef price will be set, taking into account the price per kilo of beef determined by the Indice de Novillo del Mercado de Liniers quoted on Mercado de Hacienda de Liniers, the previous week of the payment date. In addition, the parties have agreed a prize of 33% of the net margin of any category that is terminated or rebreed in other establishments or destinations, except the direct sales.

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

Under the Consulting Agreement, we pay Consultores Asset Management for its services, an annual fee equal to 10% of our annual after-tax net income. During fiscal year 2019, no results were recognized for this concept. On January 10, 2019, the deferred fees for the 2012-2016 period and the accrued fees from 2017 to July 2018 were canceled for the total amount of ARS 1,130. The payment was made one third in cash, one third with IRSA shares and one third with IRSA CP shares, both owned by the Company.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management for twice the average of the amounts of the management fee paid to Consultores Asset Management for the two fiscal years prior to such termination.

Investment in Dolphin Netherlands B.V.

IRSA has invested in Dolphin Netherlands B.V., through its subsidiaries. Dolphin Fund Ltd is an investment fund controlled indirectly by our Chairman, Eduardo S. Elsztain. Dolphin Netherlands B.V. is incorporated in the Netherlands and is a subsidiary of Dolphin Fund Ltd. Such investment was made in order to carry out IRSA’s investment in IDBD. IRSA agreed with Dolphin Netherlands B.V. not to pay any fee to Dolphin Fund Ltd related to this investment.

Loan between Dolphin Netherlands B.V. and IDBD

Dolphin Netherlands B.V. has granted a series of subordinated loans to IDBD, which have the following characteristics: (i) they are subordinated, including in the case of insolvency, to all current or future debts of IDBD; (ii) they will be reimbursed after payment of all the debts to their creditors; (iii) they accrue interest at a rate of 0.5%, which is added to the amount of the principal and will be payable only on the date the subordinated debt is repaid; (iv) Dolphin Netherlands B.V. will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (v) as from January 1, 2016, Dolphin Netherlands B.V. has the right, at its own discretion, to convert the debt balance into IDBD shares, in whole or in part, including the accrued interest; and (vi) should Dolphin Netherlands B.V. opt to exercise the conversion of the debt into shares, the debt will be converted on a basis so that Dolphin Netherlands B.V. will receive IDBD shares according to a share price that will be 10% less than the average market price over the 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, the price will be determined in accordance with an average of three valuations made by external or independent experts, who shall be chosen by mutual consent and, in the event of a lack of mutual consent, they will be chosen by the President of the Institute of Certified Public Accountants in Israel.

On August 30, 2019, IRSA’s Board of Directors approved the subscription of a commitment with Dolphin Netherlands B.V. to make capital contributions of up to NIS 210,000,000, according to a schedule of commitments made by Dolphin Netherlands B.V. between September 2019 and September 2021 with IDB Development Corporation Ltd.

Dolphin Netherlands B.V. has agreed to make contributions in IDBD (subject to the occurrence of certain events) on the following terms: (i) NIS 70,000,000 was contributed immediately; (ii) NIS 70,000,000 to be contributed by September 2, 2020 and (iii) NIS 70,000,000 to be contributed by September 2, 2021. According to the agreement between Dolphin Netherlands B.V. and IDBD, those contributions may be considered as capital contributions resulting in the issuance of new IDBD shares in favor of Dolphin Netherlands B.V. or may be granted in the form of a subordinated loan. As a subsequent event, on September 7, 2020, the Company reported that, regarding the capital contributions committed for September 2, 2020 and 2021, it considers that there are doubts regarding the fulfilment of the previous conditions established to make said contributions. Therefore, it has resolved not to make the corresponding payment for this year.

Loan between Dolphin Netherlands and Yad Leviim Ltd.

On October 23, 2020, Dolphin Netherlands has granted a loan to Yad Leviim Ltd. for a term of 60 days, in a principal amount of USD 16,250,000 at a rate interest of 5% per year. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain.

Acquisition of DIC Shares from IDBD

On September 23, 2016, we acquired from IDBD 8,888,888 shares of DIC for NIS 100 million (approximately USD 26.6 million), equivalent to the 6.3% of the outstanding shares of DIC. In March 2017, such shares were transferred to Dolphin Netherlands B.V., who then transferred then to Dolphin IL Investment Ltd.

In August 2017, Dolphin Netherlands B.V. made a non-binding offer to acquire all the remaining shares of DIC held by IDBD through a subsidiary of ours. In September 2017, IDBD announced that, after negotiations with the DIC Independent Committee, such non-binding offer was accepted. On November 22, 2017, through Dolphin IL Investment Ltd., we acquired all the remaining shares of DIC owned by IDBD. The transaction price was approximately NIS 16.6 per share, which includes the payment of NIS 70 million in cash by Dolphin IL Investment Ltd. to IDBD. The consideration to be paid by Dolphin IL Investment Ltd. was financed by IDBD, with guarantee of the shares purchased, without any recourse to us, for five years, with possibilities of extension for three additional years in installments of one year each, which will accrue interest at an initial rate of 6.5% per year, which will increase by 1% per year in case of extension. Additionally, guarantees. IDBD, to holders of IDBD bonds and their creditors through pledges of different priorities over the DIC shares that were the subject of the acquisition. In addition, a first priority pledge of 9,636,097 (equivalent to 6.8%) of the shares of DIC held by Dolphin IL Investment Ltd. was granted in favor of IDBD and a second priority pledge of such shares was granted in favor of IDBD’s creditors.

This transaction had no effect on our consolidation structure and was accounted for as an equity purchase generating a reduction in the attributable equity to Dolphin Netherlands B.V. of ARS 114 million. The proposal was approved by the Committee of Independent Directors formed for the purposes of this transaction and IRSA’s Audit Committee. IRSA’s Audit Committee was consulted pursuant to Section 72 of the Capital Markets Law, and issued an no objection opinion objections regarding this transaction.

In July 2018, Tyrus S.A. (a wholly-owned subsidiary of IRSA) acquired 2,062,000 shares of DIC at a price of NIS 9.70 per share.

Assignment of Shares of Cellcom

On January 22, 2018 DIC assigned, pursuant to a loan agreement, 5% of the shares of Cellcom (the “Assigned Shares”) to two of its affiliates, in equal parts (the “Israeli Shareholders”). The assignment was effective until December 31, 2018 and it is automatically extended for consecutive one-year terms until the loan agreement is terminated. DIC has the right to terminate the loan agreement at any time and receive all or part of the Assigned Shares. The Israeli Shareholders cannot transfer the Assigned Shares without the consent of DIC. Pursuant to the loan agreement, the Israeli Shareholders have the right to appoint 10% of Cellcom’s directors. The Israeli Shareholders and the designated director(s) will vote with DIC on all resolutions and the economic rights of such shares will remain in the possession of DIC. The Assigned Shares are pledged in favor of DIC.

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

Litigation with Exagrind S.A.

Exagrind S.A. filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) (a former subsidiary merged with the Company ) and Tali Sumaj on claims for damages and losses produced by a fire in one of the Company’s farms, “San Rafael” farm, which is close to Exagrind’s property, Tali Sumaj, in the Province of Catamarca, Argentina. The fire took place on September 6, 2000. There is a lien on the property and Exagrind S.A. requested that the measure be extended with an attachment of bank accounts. This ruling has been challenged and to date the accounts have not been attached. Moreover there is another judicial filed labeled “Exagrind S.A. Estancia San Rafael c/ Inversiones Ganaderas S.A. s/ Incidente de extension de responsabilidad” (147/11) wherein Exagrid S.A. requested an injunction against Cresud, which has not been implemented. Notwithstanding the forgoing, this measure was appealed by Cresud and to date the accounts have not been attached.

On December 2017, the first instance judgment was rendered, pursuant to which, Cresud was sentenced to pay damages to the plaintiff. Notwithstanding, the amount of the damages will be determined at the time of execution of such ruling. On April 4, 2018, court granted us an appeal. On June 2020 the appeal filed by the company was rejected and from which the following grounds arise 1. That the damaging event was caused by the risk or vice of the thing in light by virtue of the provisions of article 113 of the previous CC, considering that the risky activity was proven as the creator of the damage, understanding that the risk itself determines the responsibility and with it the danger of generating fire in the field that in his opinion was proven and originated in Tai Sumaj. 2. That the determination of the amount of damage requires an evidentiary point of view, therefore, it is understood that it must be determined at the execution stage, rejecting the appeal of the opponent in this regard. 3. Granted de appeal of the plaintiff in relation to the active rate for the use of justice from the date of the harmful event to the effective payment, being that the judge of 1st instance had set from the date of the sentence to the effective payment. This sentence was not appealed

In addition, the Company is involved in several legal proceedings, including tax, labor, civil, administrative and other matters for which the Company has not established provisions based on the information assessed to date. In the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or collectively, will not have a material adverse effect on the consolidated financial position, liquidity and results of operations of the Company. For ease of presentation, the Company has categorized these matters between those arising out of our agricultural and agro-industrial activities and those arising out of our investment and development properties business activities.

IRSA’s and IRSA CP’ legal or arbitration proceedings

Set- forth below is a description of certain material legal proceedings to which we are a party. The company is not a party to any significant litigation or arbitration and we are not aware of any significant litigation or claim that is pending or imminent against the company outside of what is described below.

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

In 1991, Indarsa had purchased 90% of Tandanor, a former government-owned company, which owned a piece of land near Puerto Madero of approximately 8 hectares, divided into two parcels: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993, Tandanor sold “Planta 1” to Puerto Retiro, for a sum of USD18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. Indarsa failed to pay to the Argentine government the price for its purchase of the stock of Tandanor, and as a result the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine government is seeking to extend Indarsa’s bankruptcy to other companies or individuals which, according to its view, acted as a single economic group. In particular, the Argentine government has requested the extension of Indarsa’s bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

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

Currently Puerto Retiro S.A., has a plot of 8.3 hectares, which is affected by a zoning regulation defined as U.P. that prevents the property from being used for any purpose other than strictly port activities. The Company was involved in a bankruptcy extension lawsuit initiated by the National Government, to which the Board is totally alien. La Gerencia y los asesores legales del Grupo, estiman que existen argumentos técnicos legales suficientes para considerar que el pedido de extensión de quiebra será rechazado por el tribunal. Sin embargo, dado el estado actual de la causa, la resolución es incierta.

In the context of the criminal case, the complaining party denounced puerto Retiro S.A.’s failure to comply with the precautionary measure decreed at criminal headquarters consisting in the prohibition of innovating and contracting with respect to the property subject to civil action. Following this complaint, Tribunal Oral Federal No. 5 formed an incident and ordered and executed the closure of the property where the location contracts (a helipad and a mooring) were being fulfilled in order to enforce the above measure. A raíz de dicha circunstancia, se tomó conocimiento de que las actuaciones se giraron a la Cámara Penal para la asignación de juzgado para que se investigue la posible comisión de un delito de desobediencia. A la fecha de emisión de los presentes estados financieros no ha habido novedades sobre el avance de esta causa

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Directorate of Puerto Retiro has decided to record in the 2019 financial year a forecast equivalent to 100% of the book value of its investment property, without prejudice that it will reverse in case of finally obtaining a favorable judgment in the actions brought.

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

On September 7, 2018, Court read its verdict, according to which the preliminary objection of limitation filed by Puerto Retiro was successful. Nevertheless, in the criminal procedure –where Puerto Retiro is not a party- Court ordered the seizure confiscation (“decomiso”) of the land known as “Planta 1”. This Court’s verdict is not final, as it is subject to further appeals Puerto Retiro filed an appeal with regard to the confiscation of Planta I. This appeal has not yet been decided.

On December 27, 2018, an action for annulment was filed against the judgment that ordered the confiscation of the property named “Planta 1”. On March 1, 2019 we were notified of the “in limine” rejection of the action for annulment filed. Subsequently, on March 8, 2019, a motion for restitution was filed against said resolution. On March 19, 2019, we were notified of the Court’s decision that rejected the replacement and declared the appeal filed in a subsidiary inadmissible. On March 22, 2019, a complaint was filed for appeal denied (before the Federal Criminal Cassation Chamber), the caul was granted, which is why the appeal filed is currently pending. In that sense, in April the appeal was maintained and subsequently, its foundations were expanded.

On 21 February 2020, an electronic document was received from the Federal Court of Criminal notifying the decision rejecting the appeals brought by Puerto Retiro against the verdict of the Federal Oral Court 5 that provided for the confiscation of the property Plant I and the distribution of costs in the order caused as regards the exception for the limitation of civil action brought by Puerto Retiro to which the Oral Court took place. Against that decision of appeal, Puerto Retiro was brought in a timely and form of Federal Extraordinary Appeal. In addition, Federal Criminal Cassation Chamber upheld the above limitation period by rejecting, to that effect, the appeal brought by the National State and Tandanor.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record a impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Arcos del gourmet

IRSA CP has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and currently is operating normally. Notwithstanding, the plaintiff appeared before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Superior Court ordered the Appeals Court to review the case on certain grounds. The Appeals Court rendered a new sentence on February 14 th, 2019. This new sentence rules that Arcos del Gourmet has to yield a portion of land to build a green park. Arcos del Gourmet filed an appeal before the Superior Court. This appeal has not yet been decided.

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

On February 14, 2019, the Chamber decided to condemn the Government of the City of Buenos Aires (“GCBA”) and Arcos, providing for the partial annulment of resolution 157 / APRA / 14 at the point that it did not consider appropriate for Arcos to transfer 65% of the land for use and public utility with unrestricted access and destined "especially and preferably to the generation of new landscaped green spaces". Consequently, it was resolved that the GCBA must issue an administrative act that provides for this assignment. If it does not do so, Arcos must also comply with said assignment, either on the premises where the commercial center is currently located, be it totally or partially on land adjacent to the area. Failing to do this, Arcos del Gourmet S.A. (“Arcos”) must pay, prior to the realization of an expert report to be ordered in the execution stage, the sum of money necessary in order for the Administration to proceed to the search for a property with the objective of fulfilling the aforementioned purpose. If none of the aforementioned forms of compliance are specified, the power to order will be expedited - prior intervention of the relevant experts and / or technical departments of the corresponding GCBA - the demolition of the necessary works in order to comply with the ordered assignment.

Against that judgment, an appeal for local unconstitutionality was filed on March 11, 2019 and a federal extraordinary appeal on March 15, 2019. After the relevant transfers were made, the Chamber decided to reject the appeal for unconstitutionality raised, which is why on May 29, 2019, a complaint was lodged due to an appeal of unconstitutionality denied. Said appeal is pending before the Superior Court of Justice of the City of Buenos Aires. On June 10, 2019, said the Court urged Arcos to accompany additional documentation. This documentation consists of provisions dictated by different departments of the Government of the City of Buenos Aires. Such intimation was fulfilled in a timely manner.

Due to all of the foregoing, the Company’s legal advisors consider that, although the outcome of the complaint is still uncertain, even if it is unfavorable, there is a low probability that the demolition of the works carried out in the Property is definitively ordered.

Caballito

On July 20, 2020 IRSA CP has been notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called –Caballito Chico– located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Chamber confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings against IRSA CP for an aggregate amount of ARS 3.7 million, plus an added amount, provisionally estimated, of ARS 0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In thefirst instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where IRSA CP is planning to develop a shopping center. As of June 30, 2011, under court proceedings, the building was subject to a legal attachment for ARS 36.8 million. On December 12, 2012, the legal attachment was lifted and accredited in the file concerned in February 2013.

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

On January 15, 2007 we were notified of two claims filed against us before the Argentine Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 we responded the claims. On June 26, 2007, the Argentine Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. On November 3, 2015 the transaction was approved by the Argentine Antitrust Authority by Resolution No 544, as a result of that this legal proceeding was concluded.

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

On August 23, 2011, IRSA CP notified the Argentine Antitrust Authority the direct and indirect acquisition of common shares of NARSF, the transaction involved the direct acquisition of 33.33% of NARSF and 16.66% through our controlled vehicle Torodur S.A. On November 18, 2014 the transaction was approved by the Argentine Antitrust Authority by Resolution No 235, as a result of that this legal proceeding was concluded.

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

Operations Center in Israel

  As of the date of this Annual Report, we are analyzing together with our local and international advisors the judicial decision, alternatives and course of action. For more information see “IRSA’s Recent Developments - Corporate Information: IDBD”.

Litigation against IDBD

In recent years, there has been a tendency to initiate class actions and social liability actions in the field of corporate and securities law in Israel. Considering these issues and the financial position of IDBD and its structure of corporate participation, claims for significant amounts could be filed against IDBD, including in relation to its financial position and cash flow and the operations that were carried out or were not completed, including in relation to the arguments and claims of the majority shareholders that took place in IDBD.

IDBD has been maintaining negotiations with creditors in order to restructure its financial debt in favorable terms. Due to lack of agreement, on September 17, 2020, a petition was submitted in the District Court in Tel-Aviv-Jaffa (“The Court”) on the subject of granting of an order for the opening of proceedings by the Trustee for the holders of the Company’s Bonds (Series 9) (“The petition”). Within the framework of the petition, the Court was requested to grant an order for the opening of proceedings for the Company pursuant to Section 18 of the Insolvency and Economic Rehabilitation Law, 5778 – 2018 (“The Law”); to instruct the appointment of a trustee for the Company according to law. On September 21, 2020, the holders of the bonds (Series 14) of IDB Development (“IDB Development’s bonds (Series 14)”) approved making the entire uncleared balance of IDB Development's bonds (Series 14) repayable immediately. On September 22, 2020, the Company submitted its initial response to the Petition in the Court, in which it argues that the good of the company and all its creditors is to exhaust the negotiations with the controlling shareholder and its creditors during a short interim period in order to try and maximize the value of its assets, for the benefit of the creditors and the company, and avoid costs and additional harmful consequences. In addition, the response of Dolphin Netherlands B.V. (the controlling shareholder of the Company) was also submitted, as were responses by the Trustees for the bondholders (Series 15 and Series 14) of the Company to the Petition. It should be mentioned that in tandem to his response, the Trustee of bondholders (Series 14) of the company submitted petitions for the enforcement of a lien and for the appointment of a receiver as well as an urgent petition for the setting of a hearing on the said petitions for a receivership, together with the hearing on the petition, which was set for September 24, 2020. On September 25, 2020, the Court enacted the insolvency and liquidation of IDBD and appointed a trustee for its shares and the appointment of a custodian over the shares of DIC and Clal. Regarding the individual financial statements, the investment in IDBD and DIC as of June 30, 2020 is valued at zero. For more information, refer to “IRSA´s Recent Developments- Corporate Information: IDBD” Arbitration proceedings relating to the acquisition of control in IDBD.

Litigation against Clal Insurance and its subsidiaries

This exposure is particularly increased in the areas of long-term savings and long-term health insurance in which Clal Insurance is engaged, due to the fact that in those areas some of the policies were issued decades ago, whereas today, due to the significant regulatory changes, and due to the development in case law and in Israeli authorities’ position, the aforementioned policies may be interpreted differently, on a retroactive basis, and may be subject to different interpretations than those which were in practice at the time when they were made. Moreover, the policies in the aforementioned segments have been in effect for decades, meaning that exposure exists to the possibility that in cases where the customer’s claim is accepted and a new interpretation is provided for the terms of the policy, the future profitability of Clal Insurance with respect to its existing policy portfolio might be affected. This is in addition to the possible compensation that could be given to customers due to past activity.

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

There are claims that have been recognized as class action suits, claims for which there are pending motions to have them certified as class action suits, and other claims. These claims include, mainly, claims for improper actions, not in accordance with applicable laws or licenses, or breaches of agreements with customers, or damages (especially misleading a customer, or a negligent misrepresentation), causing damage, either monetary or non-monetary, to customers. A significant amount of these claims also include claims for charging excessive premiums and payment of lower than called for insurance compensation. In addition, there are pending motions to have claims certified as derivative actions.

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

Class actions against DIC regarding exit of the DIC’s share from indexes

On October 2, 2018, DIC was served with an action and a motion to approve that action as class action, which had been filed with the District Court of Tel Aviv-Yafo (jointly – the “Motion”) against the DIC, against Mr. Eduardo Elsztain, against directors serving in DIC who have an interest in the controlling person of DIC, and against additional directors and officers serving in DIC, in connection with the exit of DIC’s share on February 1, 2018 from thee TA90 and TA 125 indices of the TASE, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date (the “Indexes”) by an applicant alleging to have held DIC’s shares prior to February 1, 2018 and thereafter.

In the Motion, allegations were made, inter alia, against the respondents’ conduct, regarding the failure to actively act to preserve DIC’s share on the Indexes once the public’s holdings therein did not meet the threshold which had been prescribed and had entered into force on that date, with the alleged causes of action being deprivation of the minority and breach of the Controlling Person’s duty of good faith and decency, as well as the breach of the respondents’ duties of trust and care toward DIC.

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

Legal proceedings relating to IDBD liquidation and the receivership over DIC shares

On September 17, 2020, a petition was submitted in the District Court in Tel-Aviv-Jaffa (the “Court”) on the subject of the granting of an order for the opening of proceedings by the Trustee for the holders of the IDBD's Debentures (Series 9). Within the framework of the petition, the Court was requested to grant an order for the opening of proceedings for IDBD pursuant to Section 18 of the Insolvency and Economic Rehabilitation Law, 5778 – 2018 (the “Law"); to instruct the appointment of a trustee for IDBD pursuant to Section 33 of the Law and to afford him the authorities that are determined in Sections 41 – 56 of the Law, whilst expropriating the authorities that are held by the IDBD’s bodies pursuant to Section 43 of the Law, and also to give the trustee all of the other authorities that are required for the purpose of the execution of his role pursuant to the provisions of the Law;To give any appropriate and required remedy in the circumstances of the case pursuant to the Court's judgment.

On September 25, 2020 the Court issued a judgement pursuant to which an order was awarded for the opening of proceedings against IDBD as well as an order for its liquidation. Pursuant to the judgment, a trustee was appointed to IDBD, and the Court determined that the trustee’s authorities will be as specified in sections 41 - 56 of the Law. The Court also appointed temporary receivers for the DIC shares constituting approximately 70.2% of the issued share capital of DIC, which are pledged in favor of the holders of IDBD’s debentures (Series 14), and other temporary receivers for the assets which are pledged in favor of the holders of IDBD’s debentures (Series 15) (which are, approximately 5% of the issued share capital of Clal and the consideration in respect of additional 3.5% of Clal shares)

On October 12, 2020, the Court ruled that the trustee appointed for IDBD, shall be appointed as temporary receiver for DIC shares constituting approximately 12% of the issued share capital of DIC, which are pledged in favor of IDBD (the Court determined in its decision that the trustee’s appointment is also subject to the approval thereof by the Ministry of Communications).

On October 13, 2020, the Court accepted the appointment of the temporary receivers for the assets which are pledged in favor of the holders of IDBD’s debentures (Series 14), as permanent receivers (the “Permanent Receivers”).

On October 14, 2020, the Court approved the petition of the Permanent Receivers to publish an invitation for the submission of offers for the purchase of the Permanent Receivers' shares (approx. 70% of DIC’s issued share capital), which invited the offerors to also include an offer for the purchase of the trustee's shares (i.e.- approx 12% of DIC’s issued share capital), without this constituting a condition for the submission of an offer for the purchase of the receivers' shares.

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

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2019	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2019	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in million of ARS )	(ARS )	(in million of ARS )	(ARS )
2018	1,065,000	2.123	395,000	0.787
2019	—	—	—	—
2020	—	—	—	—

(1) The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to revision.

B. SIGNIFICANT CHANGES

Shareholders’ meeting: Our 2020 annual meeting of shareholders was held on October 26, 2020 and it was decided, among oters: (1) Distribution of share dividends. The meeting approved by majority of votes:
1. to allocate the net income for the fiscal year for ARS 1,900,624,275.32 to (i) the legal reserve for ARS 95,031,214 and (ii) the remaining balance amounting to ARS 1,805,593,061.32 to the absorption of unappropriated retained earnings, comprised by (a) the aggregate of prior fiscal year adjustments amounting to ARS 814,138,722.68, (b) the aggregate of the negative effect from other changes in the subsidiaries shareholders’ equity amounting to ARS 60,919,391.76; and (c) partially, the effect of the distribution of shares approved by the meeting held on October 30, 2019 of ARS 1,511,974,676.17 on the unappropriated retained earnings;2.not to distribute dividends as a result of the absorption of losses; (2) Appointment of regular directors and alternate directors for a term of three fiscal years. See “ITEM 6. Directors, Senior Management and Employees”; (3) The meeting approved by majority of votes the sum of ARS 62,180,000 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2020 and (i) to allocate and distribute such compensation in due course in accordance with the specific duties discharged by its members; (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.; (4) The meeting approved by majority of votes to ratify the resolutions adopted by the meeting held on October 30, 2019 as regards the implementation of the incentive plan for employees, management and directors of the Company and to provide that 1% (one per cent) allocated to such plan to be calculated based on the capital outstanding as of the time of implementation and/or execution of the plan, be paid in with reserves – thus allocating such shares as bonus to the beneficiaries of the plan- and/or paid in with contributions made by the beneficiaries, all in accordance with the provisions set forth in Section 68 of the Capital Market Law No. 26,831; (5) The meeting approved by majority of votes a compensation of ARS 15,300,333 for the tasks developed by the certifying accountant for the fiscal year ended June 30, 2020; (6) The meeting approved by majority of votes a budget of ARS 503,000, taking into account the effect of inflation considering the eventual hiring of advisors / consultants and trainings.

Item 9. The Offer and Listing

A. OFFER AND LISTING DETAILS

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

Our common shares are listed on the ByMA under the trading symbol “CRES” and on NASDAQ under the trading symbol “CRESY.” As of June 30, 2020 our outstanding capital stock consisted of 501,642,804 common shares, ARS 1.00 par value per share.

As of that date of this annual report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non assessable. As of June 30, 2020, there were approximately 9,728 holders of our common shares.

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

The Capital Markets Law, as currently in effect, sets forth, the following key goals and principles:

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

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to its assets, operating history and management. Only securities offerings approved by the CNV may be listed on a stock exchange. However, CNV approval does not imply certification as to the quality of the securities or the solvency of the issuer issuers oflisted securities are required to file unaudited quarterly financial statements and audited annual financial statements prepared in accordance with IFRS, as issued by the IASB (excluding financial institutions under the supervision of the Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed. In addition, issuers must report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

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

●
Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between ARS 100,000 and ARS 100 million, which can be increased up to five times the benefits perceived with the infraction.

●
Returns functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

●
Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration.Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the Argentine General Companies Law. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the Argentine General Companies Law; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

●
Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

●
Allows foreign entities to participate in all shareholder meetings through authorized agents.

●
Establishes guidelines to set the offer price in a mandatory tender offer.

●
Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the BYMA(1)

	As of June 30,
	2020	2019
Market capitalization (in billions of ARS )	2,252	9,099
Average daily trading volume(2) (in millions of ARS )	1,528	1,252
Number of listed companies(3)	89	96
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

As of June 30, 2020, approximately 89 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 44.9% increase in calendar year 2016, a 77.7% increase in 2017, 0.8% increase in 2018, 39.6% increase in 2019. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the Public Registry, and published in the Official Gazette (Boletín Oficial). Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceeded 50% of capital. As of June 30, 2020 our share capital consisted of 501,642,804 common shares.

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

Preemptive Rights and Increases of Share Capital

Pursuant to our by-laws and Argentine Corporation Law No. 19,550, in the event of an increase in our share capital, each of our existing holders of our common shares has a preemptive right to subscribe for new common shares in proportion to such holder’s share ownership. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will be entitled to accretion rights based on the number of shares they purchased when they exercised their own preemptive rights. Rights and accretion rights must be exercised simultaneously within 30 days following the time in which notices to the shareholders of a capital increase and of the rights to subscribe thereto are published for three days in the Official Gazzette (Boletín Oficial) and a widely circulated newspaper in Argentina. Pursuant to the Argentine Corporation Law No. 19,550, such 30-day period may be reduced to 10 days by a decision of our shareholders adopted at an extraordinary shareholders’ meeting (asamblea extraordinaria).

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

When we declare and pay dividends on the common shares, the holders of our ADRs, each representing the right to receive ten ordinary shares, outstanding on the corresponding registration date, are entitled to receive the dividends due on the common shares underlying the ADRs, subject tothe terms of the Deposit Agreement dated March 18, 1997 executed by and between us, The Bank of New York, as depositary and the eventual holders of ADRs. The cash dividends are to be paid in Pesos and, except under certain circumstances, are to be converted by the Depositary into U.S. Dollars at the exchange rate prevailing at the conversion date and are to be paid to the holders of the ADRs net of any applicable fee on the dividend distribution, costs and conversion expenses, taxes and public charges.

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

Public acquisition offer

The main characteristics of the public acquisition offer regime established in the Capital Markets Law No. 26,831, as well as in the CNV Rules and in the Company’s Bylaws are detailed below. We recommend the investing public to read the Capital Markets Law No. 26,831, the CNV Rules and the Company’s Bylaws, in order to obtain an exhaustive knowledge of the regime and procedure of public acquisition offer applicable to the Company in particular.

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

b)
It will not be necessary to extend the offer to those who have voted in favor of the retirement in the shareholder’ meeting, who must immobilize their values until the acceptance period determined by the regulations has elapsed.

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

On the shareholder’s meeting held on October 31, 2014, our shareholders decided to amend the following sections of the by-laws: (i) Section First in order to comply with the Capital Markets Law No. 26,831 and (ii) Section Twenty-Four in order to incorporate the regulation of the shareholders’ meeting held with shareholders present or communicated through teleconference technologies.

On the shareholder’s meeting held on October 29, 2018 our shareholders decided to amend the following sections of the by-laws in order to adapt them to certain new legal provisions: (i) Section Eighth, establishing that if there is an Issuance of Shares, the shareholders’ preemptive right will be exercised as established in the prospect of the issuance; (ii) Section Eleventh, establishing the issuance of Negotiable Obligations may be decided by the Board of Directors; and (iii) Section Twenty-Second describing the duties of the Audit Committee as well as authorizing the Audit Committee to hold meeting via conference, teleconference of any other electronic means. Such amendments are pending of approval by the Public Registry of the City of Buenos Aires.

C. MATERIAL CONTRACTS

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the Related Party Transactions, the Recent Developments and Our Indebtedness sections.

D. EXCHANGE CONTROLS

On September 1, 2019, the Argentine government issued Decree No. 609/2019, pursuant to which foreign exchange controls were temporarily imposed until December 31, 2019. On January 3, 2020, the Argentine government issued Decree No. 91/2019, which permanently extended the foreign exchange controls that expired on December 31, 2019. A consolidated text of the currently applicable exchange control regulations can be found in Communication “A” 6,844/2019, as amended, issued by the Central Bank on December 6, 2019. On December 27, 2019 and December 30, 2019, the Central Bank issued Communications “A” 6,854/2019 and “A” 6,856/2019, respectively, pursuant to which the exchange control regulations found in Communication “A” 6,844/2019 remain effective after December 31, 2019. A brief summary of the exchange control regulations in force as of the date of this Form Annual Report is set forth below.

Exports of Goods

Exporters of goods must repatriate, and settle in pesos through the foreign exchange market, the proceeds from exports cleared through customs after September 2, 2019. For operations with related parties and exports of certain goods, the regulations provide that exporters have 15 days from the time the export cleared customs, to settle the proceeds from such exports (i.e., convert the proceeds from the exports from foreign currently into Argentine pesos) in the foreign exchange market. For all other transactions, exporters have 180 days from the date the export cleared customs, to settle the proceeds from such exports in the foreign exchange market.

Sale of Non-Financial Assets

Proceeds in foreign currency from the sale of non-financial assets must be repatriated and settled in pesos in the foreign exchange market within five business days from the date of collection in Argentina or abroad, or the date of deposit of such amounts in foreign bank accounts.

Exports of Services

Exporters of services must repatriate, and settle in pesos through the foreign exchange market, the proceeds from their exports within five business days from the date of collection in Argentina or abroad, or the date of deposit of such amounts in foreign bank accounts.

Imports of Goods and Services

Importers of goods and/or services must obtain prior authorization from the Central Bank for the settlement of foreign currency-denominated debts in connection with the import of goods and services. Importers are exempt from such requirement for due or overdue payments in connection with the import of goods provided by non-resident related companies when such payments do not exceed the equivalent of USD 2 million per month per resident importer.

Foreign Assets

Prior authorization from the Central Bank is required for the acquisition of foreign assets (e.g., purchase of foreign currency, among others) and for derivative transactions by Argentine companies, Argentine local governments, Argentine mutual funds, trusts and other Argentine entities. Individuals must request authorization when the value of such assets exceed USD 200 (in the case of withdrawals from Argentine bank accounts) or USD 100 (in the case of cash purchases) in any calendar month.

External Financial Indebtedness

Borrowers must repatriate and settle in the foreign exchange market the proceeds from financial indebtedness incurred after September 1, 2019, as a condition for accessing the foreign exchange market to make debt service payments thereunder. Subject to compliance with requirements set forth in the regulations, access to the foreign exchange market will be granted for the repayment of principal or interest up to three business days in advance of the due date.

Communication “A” 7,030, and its amendments, establishes the prior agreement of the Central Bank, until October 31, 2020, for the cancellation of capital services of financial debts with abroad, provided that the creditor is a related counterparty.

Additionally, Communication "A" 7,106 established the requirement, for those who register scheduled capital maturities between October 15, 2020 and March 31, 2021 with creditors that are not related counterparties, to submit to the Central Bank a detail of a refinancing plan complying with certain criteria established in the said Communication. Specifically, the Central Bank will grant access to companies for an amount up to 40% of maturities and companies must refinance the rest for a term of at least 2 years. This, provided that the amount for which the exchange market would be accessed for the cancellation of principal exceeds the equivalent of USD 1,000,000 per calendar month, with some exceptions, expressly provided for by the regulation.

Indebtedness Between Residents

Prior authorization from the Central Bank is required for the payment of foreign currency-denominated obligations between Argentine residents after September 1, 2019. However, no prior authorization is required for the payment of foreign currency-denominated obligations to Argentine financial entities, including, among others, payments made in respect of credit cards.

Profits and Dividends

Prior authorization from the Central Bank is required for the transfer of profits and/or dividends outside of Argentina.

Non-Residents

Non-residents must obtain prior authorization from the Central Bank to access the foreign exchange market to purchase foreign currency, with limited exceptions.

Reporting Regime

In all cases, access to the foreign exchange market for the payment of financial or commercial debts will be granted to the extent that such debts were disclosed in accordance with the Central Bank’s reporting regime established through Communication “A” 6,401.

Outgoings

Outflow of funds

Through Communication “A” 7,001, as amended by Communication “A” 7,030, the Central Bank established certain restrictions to carry out sales of securities via the settlement of foreign currency and its transfer to depository institutions abroad. In this connection, in order to carry out any outflow of funds, the entity must:

(i) request the prior approval of the Central Bank; or

(ii) rely on an affidavit stating that the client did not carry out neither sales of securities via the settlement of foreign currency nor its transfer to foreign depository entities on the day that access to the foreign exchange market was requested and within 90 days prior to such request, as well as that the customer undertakes not to carry out such transactions from the date access to the foreign exchange market is requested and for the subsequent 90 calendar days.

The Central Bank Communication “A” 7,030 also establishes the prior approval of the Central Bank to carry out any outflow of funds through the foreign exchange market from May 29, 2020 onwards, with some exceptions.

In addition, Communication “A” 7,030, as amended, established the prior approval of the Central Bank for certain outflow of funds through the foreign exchange market, unless the entity has an affidavit from the client stating that at the time of access to the foreign exchange market:

(a) All of its local foreign currency holdings are deposited in accounts in financial institutions and that it did not have liquid external assets available at the beginning of the day that access to the foreign exchange market is requested for a higher amount equivalent to USD 100,000 (with some exceptions, expressly provided for by the regulation).

(b) Undertakes to settle in pesos through the foreign exchange market, within five working days of its availability, those funds received abroad resulting from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, when the asset has been acquired, the deposit constituted or the loan granted after May 28, 2020.

Securities trading

Central Bank Communication “A” 7,106 established that non-residents will not be able to arrange sales of securities with settlement in foreign currency, except for sales of securities that have been acquired in Argentina with liquidation in foreign currency from September 16, 2020 and have remained in the non-resident's portfolio for a period not less than a year.

Nevertheless, this would not prevent non-residents from transferring abroad securities acquired in the country, and perform their sales abroad, in which case they would take into account the minimum holding term (or "parking") mentioned below.

In addition, the above-mentioned Communication established that transactions of securities arranged abroad and securities acquired abroad may not be settled in pesos in the country.

Nevertheless, we understand that the transactions of acquiring securities in pesos in the country with funds from abroad would not be forbidden, to the extent that the transaction is not documented abroad.

Purchase
		ARS	Dólar “MEP”	Blue chip swap	Receiver transfer
	ARS	No minimum tenure period (MTP)	No MTP	No MTP	15 days of MTP**
	Dólar MEP	3 days of MTP	No MTP	No MTP	3 days of MTP
Sale	Blue chip swap	3 days of MTP	No MTP	No MTP	3 days of MTP
	Issuer Transfer	3 days of MTP *	No MTP	No MTP	3 days of MTP

*Except in cases where accreditation in the depositary agent is the product of the primary placement of marketable securities issued by the national treasury.
**Unless they are shares and/or Cedears with negotiations in markets regulated by the CNV.

E. Money Laundering

Argentine Law No. 25,246, as amended and/or complemented by Laws Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “Anti-Money Laundering Law”), categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (ARS 300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

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

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs representing such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that ourADSs (which are listed on the NASDAQ), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2020, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such common shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years oryour holding period for the common shares or ADSs will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Mark-to-market inclusions and deductions will be suspended during taxable years in which we arenot a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends on common shares or ADSs and to the proceeds from the sale, exchange or other disposition of common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income Tax

Law No. 27,430, enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, introduced several amendments to Income Tax Law No. 20,628, among others, a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, there is a reduction of the tax rate from 35% to 30%. Beginning on or after January 1, 2020 the tax rate will be further reduced to 25%.

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

An income tax withholding will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends (the “Equalization Tax”). The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the Income Tax Law No. 20,628. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

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

On December 23, 2019. Law No. 27,541 was published in the Official Gazette which introduced modifications to the income tax, as well as suspended the modification of the tax rate fron 7% to 13% until the fiscal years starting on January 1, 2021, inclusive.

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

Foreign beneficiaries

Capital gains of Argentine source (as it is the case of both Cresud’s ADSs and shares) obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of shares are subject to income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller’s election. Notwithstanding, Law No. 27,430 established an exemption for foreign beneficiaries participating in the sale of publicly traded shares traded in stock exchanges under the supervision of the CNV. Said Law also established an exemption for capital gains derived from the sale, exchange or other disposition of share certificates issued abroad that represent shares issued by Argentine companies (i.e. ADRs). The exemptions will apply only if the foreign beneficiaries do not reside in, and the funds do not arise from, “non-cooperating” jurisdictions for tax transparency purposes.

The sale of an equity interest in a foreign entity could represent a taxable indirect transfer of Argentine assets (including shares), if (i) the value of the Argentine assets exceed 30% of the transaction’s overall value, and (ii) the equity interest sold (in the foreign entity) exceeds 10%. The tax will also be due if any of these thresholds were met during the twelve month period prior to the sale.

The applicable rate is generaly 15% on the net capital gain or at a 13.5% rate on the gross price at the seller’s election, of the proportional value that corresponds to the Argentine assets.

The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met.

Argentine entities

Capital gains obtained by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to income tax at the rate of 35%, 30% or 25% as have been mentioned above. Law No. 27,541, published in the Official Gazette on December 23, 2019, suspended the modification of the tax rate from 30% to 25% until fiscal years starting on January 1, 2021 inclusive.

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

Tax on Personal Assets

Argentine entities, such as us, have to pay the Tax on Personal Assets (“TAP”) corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.50% for fiscal years starting in 2019, inclusive. The tax is levied on the proportional net worth value (“valor patrimonial proporcional” in Spanish), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the TAP Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Turnover Tax

The gross turnover tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the purchase and sale, exchange or other disposition of common shares or ADSs, and/or the collection of dividends at an average rate between 6% and 10%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

To date, there is no withholding regime provided for foreign holders of common shares and ADS.

Stamp Tax

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of common shares or ADSs is performed or executed in such jurisdictions by means of written agreements.

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs. The province of Buenos Aires established a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax at rates that vary from 1.6% to 8.8%, depending on the value of the transferred assets and the relationship between the transferor and the transferee.

In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and Uruguay. Tax treaties between Argentina and China, Japan, Luxemburg, Qatar and Turkey and Austria havebeen signed, but the treaties have not yet been ratified by their respective governments. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or enteredinto effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

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

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and othergovernmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of theDepositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of USD5.00 or less per 100 ADS (or portion there of), (6) a fee of USD0.02 or less per ADS (or portion) for any cash distribution made pursuant to the deposit agreement including, but not limited to, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

This section is not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2020. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2020.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2020 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

During the fiscal year ended June 30, 2019, we implemented the Consolidation module of the BPC (Business Planning and Consolidation) application by SAP and accordingly we have updated our internal controls over financial reporting, as necessary, to accommodate modifications to our accounting and financial reporting processes and to take advantage of enhanced automated controls provided by this new system.

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

As of March 11, 2020 our board of directors appointed Liliana Glikin, María Gabriela Macagni and Alejandro Mario Bartolome, all of them independent members, as members of the audit committee. The board of directors named María Gabriela Macagni as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

Item 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted in our website www.cresud.com.ar. On July 25, 2005, our Code of Ethics was amended by our Board of Directors. The amendment was reported in a report on Form 6-K on August 1, 2005.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provision, we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next annual report on Form 20-F and we will post it in our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICE

Audit Fees

During the fiscal years ended June 30, 2020 and 2019, we were billed a total amount of ARS 47.6 million and ARS 58.5 million respectively in the Agricultural Business and in the Operation Center in Argentina of the Urban Properties and Investment Business, and NIS 6.8 million and NIS 5.5 million for the fiscal years 2020 and 2019 respectively, in the Operation Center in Israel, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2020 and 2019 we were billed a total amount of ARS 8.2 million and ARS 2.3 million for professional services rendered by our principal accountants mainly in connection with the review of equity offering transactions forms and debt prospectus.

Tax Fees

During the fiscal year ended June 30, 2020 and 2019 we were billed a total amount of ARS 0.3 million and ARS 2.0 million in the Agricultural Business and in the Operation Center in Argentina of the Urban Properties and Investment Business, and during the fiscal year ended June 30, 2020 and 2019, we were billed a total amount of NIS 0.3 million in both years in the Operation Center in Israel, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2020 and June 30, 2019 we were billed for professional services rendered by our principal accountants, including fees mainly related to statutory certifications and training seminaries, a total amount of ARS 11.0 million and ARS 3.9 million, respectively in the Agricultural Business and in the Operation Center in Argentina of the Urban Properties and Investment Business, and NIS 0.5 million in both years, in the Operation Center in Israel.

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

●
Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and

●
Evaluate the performance of external auditors and their opinion regarding our Financial Statements.

Item 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

This section is not applicable.

Item 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 22, 2019 our Board of Directors decided to initiate a new shares repurchase plan (the “2019 Plan”), under the terms of Article 64 of the Capital Markets Law and the rules of the CNV, for a maximum amount of the investment up to ARS300 million. Such repurchases were made with our liquid and realized profits and free reserves. As of the date of this annual report, we have not repurchased shares through this plan.

Our 2019 annual meeting of shareholders was held on October 30, 2019 and it was decided, among others, the distribution of own shares in portfolio to the shareholders in proportion to their shareholdings for up to the amount of 13,000,000 ordinary shares of 1 vote per share and NV ARS1 each, which constitutes 0.026 shares per common share and 0.26 by ADR.

As of June 30, 2020, we own our shares in an amount equal to 0.45% of our capital stock.

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
Rule 5250(d) - Distribution of Annual and Interim Reports.
In lieu of the requirements of Rule 5250(d), we follow Argentine law, which requires that companies issue publicly a Spanish language annual report, including annual Audited Consolidated Financial Statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the CNV and the stock exchange in which the securities are listed, within 70 calendar days following the close of our fiscal year. Interim reports must be filed with the CNV and the stock exchange in which the securities are listed within 42 calendar days following the close of each fiscal quarter. We provide our shareholders a copy of the annual and interim financial reports upon request. English language translations of our annual reports and interim reports are filed with the SEC on Form 20-F and Form 6-K, respectively. We also send the English language translation of our annual report and quarterly press releases on its website. Furthermore, under the terms of the Deposit Agreement, dated as of March 18, 1997, among us, The Bank of New York Mellon, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York Mellon with, among other things, English language translations of their annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 240 Greenwich Street, New York, NY 10286, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

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

Rule 5605(d)(B) - Compensation of Officers.
In lieu of the requirements of Rule 5605(d)(B), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer andall other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for our directors or managers.

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

Item 18. Financial Statements

Reference is made to pages F-1 through F-131

Index to Financial Statements (see page F-1).

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1(1)	By-laws (Estatutos) of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.
1.2(4)	English translation of the amendment to the bylaws.
1.3(9)	Amended and restated English translation of the bylaws.
1.4(10)	Amended and restated English translation of the bylaws.
1.5(14)	Amended and restated English translation of the bylaws.
2.1(7)
Indenture dated September 7, 2011, among us, as issuer, the Bank of New York Mellon, as trustee, co-registrar, principal paying agent and transfer agent, Banco Santander Rio, S.A., as registrar, paying agent, transfer agent and representative of the trustee in Argentina, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying and Transfer Agent, for the issuance of the USD 60,000,000, 7.50% Fourth Series, Class VIII Senior Notes Due 2014.

2.2(11)
Indenture, dated July 20, 2010, between IRSA Inversiones y Representaciones Sociedad Anónima as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Inversiones y Representaciones S.A.’s USD400,000,000 Global Note Program, pursuant to which USD150,000,000 aggregate principal amount of IRSA Inversiones y Representaciones Sociedad Anónima’s 11.500% Notes due 2020, Series No. 2, were issued.

2.3(11)
First Supplemental Indenture, dated March 28, 2016, between IRSA Inversiones y Representaciones Sociedad Anónima as Issuer and The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent to the Indenture, dated July 20, 2010, between IRSA Inversiones y Representaciones Sociedad Anónima as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Inversiones y Representaciones Sociedad Anónima’s USD400,000,000 Global Note Program, pursuant to which USD150,000,000 aggregate principal amount of IRSA Inversiones y Representaciones Sociedad Anónima’s 11.500% Notes due 2020, Series No. 2, were issued.

2.4(11)
Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A. as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Propiedades Comerciales S.A.’s USD500,000,000 Global Note Program, pursuant to which USD360,000,000 aggregate principal amount of IRSA Propiedades Comerciales S.A.’s 8.750% Notes due 2023, Series No. 2, were issued.

2.5(11)
First Supplemental Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A., as Issuer and The Bank of New York Mellon, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina to the Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A. as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Propiedades Comerciales S.A.’s USD500,000,000 Global Note Program, pursuant to which USD360,000,000 000 aggregate principal amount of IRSA Propiedades Comerciales S.A.’s 8.750% Notes due 2023, Series No. 2, were issued.

4.1(1)	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.1.1(12)	(English Summary) Amendment to the Consulting Agreement by and among Cresud and Consultores Assets Management S.A., dated September 8, 2017.
4.2(2)	Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated June 30, 2004.
4.3(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and IRSA CP and us, dated August 23, 2007.
4.4(5)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(6)	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated March 12, 2010.
4.6(7)	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7(8)	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8(9)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(9)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and IRSA CP dated February 24, 2014.
4.10(10)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(11)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(12)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017
4.13(13)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
99.1	Summary of investment properties by type as of June 30, 2020 (in accordance with Regulation S-X 12-28 (1)).

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
(14) Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cresud SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

Date: November 16, 2020	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2020, including the related notes and the summary of investment properties by type as of June 30, 2020 listed in the index appearing under Item 19 (99.1) (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, in September 2020, the Company’s subsidiary IDBD entered into a liquidation process. These financial statements do not include any adjustments related to the loss of control over IDBD and all other entities in the Israel Operations Center.

As discussed in Note 37 to the consolidated financial statements, there are significant uncertainties related to the impact of the current economic context and COVID-19. Management’s evaluation of the events and conditions and management’s plans to mitigate these matters are also described in Note 37.

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
/s/ Walter Rafael Zablocky
Buenos Aires, Argentina
November 16, 2020

We have served as the Company’s auditor since 1995.

Glossary of terms

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Consolidated Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BYMA	Buenos Aires Stock Exchange
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You
BNSA	Boulevard Norte S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
IFRIC	International Financial Reporting Standards Interpretation Committee
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIL	Dolphin IL Investment Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
ECLSA	E-Commerce Latina S.A.
USA	United States of America
Efanur	Efanur S.A.
EHSA	Entertainment Holdings S.A.
Electra	Electra Consumer Products Ltd.
ENUSA	Entretenimiento Universal S.A.
ERSA	Emprendimiento Recoleta S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
Gav-Yam	Gav-Yam Bayside Land Corporation Ltd.
GCBA	Autonomous City of Buenos Aires Government
Golan	Golan Telecom Ltd.
HASAU	Hoteles Argentinos S.A.U.
IASB	International Accounting Standards Board
IDBT	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IDBG	IDB Group Investment Inc.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
CPI	Consumer Price Index
IRSA	IRSA Inversiones y Representaciones S.A.
ISPRO	ISPRO the Israel properties rental Corp. Ltd.
IRSA CP	IRSA Propiedades Comerciales S.A.
ISPRO	Ispro The Israeli Properties Rental Corporation Ltd.
Israir	Israir Airlines & Tourism Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NASDAQ	National Association of Securities Dealers Automated Quotation
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
MPIT	Minimum Presumed Income Tax
NCN	Non-convertible notes
NIS	New Israeli Shekel
NFSA	Nuevas Fronteras S.A.
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
OASA	Ogden Argentina S.A.
Ombú	Ombú Agropecuaria S.A.
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rock Real	Rock Real Estate Partners Limited
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange
Tender offers	Share repurchase commitment
TGLT	TGLT S.A.
Tyrus	Tyrus S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position
as of June 30, 2020 and 2019
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.20	06.30.19
ASSETS
Non-current assets
Investment properties	9	230,167	335,016
Property, plant and equipment	10	59,956	54,106
Trading properties	11	4,856	7,855
Intangible assets	12	28,192	26,018
Right-of-use assets	13	21,928	-
Biological assets	14	1,759	1,805
Other assets		-	31
Investments in associates and joint ventures	8	75,128	44,870
Deferred income tax assets	23	927	772
Income tax and MPIT credits		63	273
Restricted assets	16	1,936	4,547
Trade and other receivables	17	27,326	21,730
Investment in financial assets	16	3,515	4,129
Financial assets at fair value through profit or loss	16	-	5,972
Derivative financial instruments	16	164	153
Total non-current assets		455,917	507,277
Current assets
Trading properties	11	2,316	523
Biological assets	14	2,773	3,795
Inventories	15	9,070	6,403
Restricted assets	16	6,209	6,261
Income tax and MPIT credits		306	559
Groups of assets held for sale	35	43,816	11,498
Trade and other receivables	17	43,717	38,452
Investment in financial assets	16	18,192	45,134
Financial assets at fair value through profit or loss	16	3,377	16,666
Derivative financial instruments	16	321	162
Cash and cash equivalents	16	100,926	89,304
Total current assets		231,023	218,757
TOTAL ASSETS		686,940	726,034
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		25,159	24,042
Non-controlling interest		96,994	103,159
TOTAL SHAREHOLDERS' EQUITY		122,153	127,201
LIABILITIES
Non-current liabilities
Borrowings	22	320,418	397,414
Deferred income tax liabilities	23	49,469	57,192
Trade and other payables	20	2,986	2,830
Provisions	21	3,091	11,478
Employee benefits		447	189
Lease liabilities		15,194	-
Derivative financial instruments	16	74	1,470
Payroll and social security liabilities		247	197
Total non-current liabilities		391,926	470,770
Current liabilities
Trade and other payables	20	35,823	32,299
Borrowings	22	98,389	80,384
Provisions	21	2,443	2,477
Group of liabilities held for sale	35	23,649	8,137
Payroll and social security liabilities		4,685	3,802
Income tax and MPIT liabilities		824	699
Lease liabilities		5,661	-
Derivative financial instruments	16	1,387	265
Total Current liabilities		172,861	128,063
TOTAL LIABILITIES		564,787	598,833
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		686,940	726,034

The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Income and Other Comprehensive Income
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.20	06.30.19	06.30.18
Revenues	25	121,256	110,741	93,266
Costs	26	(83,971)	(75,384)	(62,078)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		2,827	2,305	1,674
Changes in the net realizable value of agricultural products after harvest		657	(43)	532
Gross profit		40,769	37,619	33,394
Net gain / (loss) from fair value adjustment of investment properties		30,992	(37,746)	18,971
Gain from disposal of farmlands		838	665	1,656
General and administrative expenses	27	(12,267)	(12,152)	(10,876)
Selling expenses	27	(16,348)	(13,976)	(13,489)
Impairment of associates		(2,470)	-	-
Other operating results, net	28	2,770	1,101	3,657
Management fees		(211)	-	(1,456)
Profit / (Loss) from operations		44,073	(24,489)	31,857
Share of profit / (loss) of associates and joint ventures	8	8,662	(7,328)	(3,452)
Profit / (Loss) from operations before financing and taxation		52,735	(31,817)	28,405
Finance income	29	1,463	1,775	1,476
Finance cost	29	(25,683)	(22,571)	(26,377)
Other financial results	29	(18,667)	5,981	(22,168)
Inflation adjustment	29	177	(457)	(321)
Financial results, net	29	(42,710)	(15,272)	(47,390)
Profit / (Loss) before income tax		10,025	(47,089)	(18,985)
Income tax	23	(8,107)	(780)	9,964
Profit / (Loss) for the year from continuing operations		1,918	(47,869)	(9,021)
Profit from discontinued operations after income tax	36	18,085	7,140	36,441
Profit / (Loss) for the year		20,003	(40,729)	27,420

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		5,232	(3,113)	6,417
Revaluation surplus		614	1,111	316
Change in the fair value of hedging instruments net of income taxes		(102)	19	(40)
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans		(137)	(66)	(60)
Other comprehensive income / (loss) for the year from continuing operations		5,607	(2,049)	6,633
Other comprehensive income for the year from discontinued operations		5,810	1,245	10,059
Total other comprehensive income / (loss) for the year		11,417	(804)	16,692
Total comprehensive income / (loss) for the year		31,420	(41,533)	44,112
Total comprehensive income / (loss) from continuing operations		7,525	(49,918)	(2,389)
Total comprehensive income from discontinued operations		23,895	8,385	46,501
Total comprehensive income / (loss) for the year		31,420	(41,533)	44,112
Profit / (Loss) for the year attributable to:
Equity holders of the parent		3,929	(26,796)	6,106
Non-controlling interest		16,074	(13,933)	21,314
Profit / (Loss) from continuing operations attributable to:
Equity holders of the parent		(2,368)	(28,334)	(9,492)
Non-controlling interest		4,286	(19,535)	471
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		2,421	(27,078)	5,775
Non-controlling interest		28,999	(14,455)	38,337
Profit / (Loss) per share attributable to equity holders of the parent:
Basic		(7.87)	(54.79)	12.29
Diluted		(7.63)	(54.79)	11.82
Profit per share from continuing operations attributable to equity holders of the parent:
Basic		(4.81)	(57.94)	(19.11)
Diluted		(4.81)	(57.94)	(19.11)

            The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2019	486	16	9,786	10,592	91	373	5,179	36,427	(38,908)	24,042	103,159	127,201
Adjustments previous years (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(814)	(814)	(1,352)	(2,166)
Restated balance as of June 30, 2019	486	16	9,786	10,592	91	373	5,179	36,427	(39,722)	23,228	101,807	125,035
Profit for the year	-	-	-	-	-	-	-	-	3,929	3,929	16,074	20,003
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(1,508)	-	(1,508)	12,925	11,417
Total comprehensive income for the year	-	-	-	-	-	-	-	(1,508)	3,929	2,421	28,999	31,420
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 30, 2019
- Treasury shares distribution	13	(13)	-	-	-	-	-	1,512	(1,512)	-	-	-
Reserve for share-based payments	-	-	-	-	(1)	-	-	(3)	-	(4)	(7)	(11)
Loss absorption	-	-	-	-	-	-	(4,409)	(34,997)	39,406	-	-	-
Other changes in equity	-	-	-	-	-	-	-	-	(61)	(61)	211	150
Changes in non-controlling interest	-	-	-	-	-	-	-	(425)	-	(425)	4,815	4,390
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	31	31
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	7,442	7,442
Decrease due to loss of control (Note 4 (j))	-	-	-	-	-	-	-	-	-	-	(43,301)	(43,301)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(3,003)	(3,003)
Balance as of June 30, 2020	499	3	9,786	10,592	90	373	770	1,006	2,040	25,159	96,994	122,153

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2020 and 2019, respectively.
(ii) Related to CNV General Resolution N° 609/12. See Note 19.
(iii) Group’s other reserves for the year ended June 30, 2020 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Revaluation surplus	Special reserve	Reserve for the acquisition of securities issued by the Company	Other comprehensive income from subsidiaries	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2019	(1,664)	(2,776)	960	4,549	483	34,997	(218)	87	9	36,427
Other comprehensive (loss) / income for the year	-	-	328	(1,565)	-	-	(271)	-	-	(1,508)
Total comprehensive income for the year	-	-	328	(1,565)	-	-	(271)	-	-	(1,508)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 30, 2019
- Treasury shares distribution	1,512	-	-	-	-	-	-	-	-	1,512
Reserve for share-based payments	2	-	-	-	(5)	-	-	-	-	(3)
Loss absorption	-	-	-	-	-	(34,997)	-	-	-	(34,997)
Other changes in equity	-	(93)	-	-	16	-	19	-	58	-
Changes in non-controlling interest	-	(425)	-	-	-	-	-	-	-	(425)
Balance as of June 30, 2020	(150)	(3,294)	1,288	2,984	494	-	(470)	87	67	1,006

             The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2018	482	20	9,786	10,592	91	373	5,179	6,124	20,589	53,236	123,218	176,454
Adjustments previous years (IFRS 9 and 15) (Note 2,2)	-	-	-	-	-	-	-	-	(201)	(201)	(135)	(336)
Restated balance as of June 30, 2018	482	20	9,786	10,592	91	373	5,179	6,124	20,388	53,035	123,083	176,118
Loss for the year	-	-	-	-	-	-	-	-	(26,796)	(26,796)	(13,933)	(40,729)
Other comprehensive loss for the year	-	-	-	-	-	-	-	(282)	-	(282)	(522)	(804)
Total comprehensive income for the year	-	-	-	-	-	-	-	(282)	(26,796)	(27,078)	(14,455)	(41,533)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018
- Results distribution	-	-	-	-	-	-	-	32,531	(32,531)	-	-	-
Purchase own shares in portfolio	(17)	17	-	-	-	-	-	(1,228)	-	(1,228)	-	(1,228)
Distribution of dividends in shares	21	(21)	-	-	-	-	-	-	-	-	(535)	(535)
Reserve for share-based payments	-	-	-	-	-	-	-	16	-	16	80	96
Changes in non-controlling interest	-	-	-	-	-	-	-	(703)	-	(703)	(775)	(1,478)
Reversal by sale of investment properties	-	-	-	-	-	-	-	(31)	31	-	-	-
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(4,246)	(4,246)
Irrevocable contributions	-	-	-	-	-	-	-	-	-	-	7	7
Balance as of June 30, 2019	486	16	9,786	10,592	91	373	5,179	36,427	(38,908)	24,042	103,159	127,201

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2019 and 2018, respectively.
(ii) Related to CNV General Resolution N° 609/12. See Note 19.
(iii) Group’s other reserves for the year ended June 30, 2019 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Revaluation surplus	Special reserve	Reserve for the acquisition of securities issued by the Company	Other comprehensive loss from subsidiaries	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2018	(1,917)	(2,073)	5,459	467	196	3,947	87	(51)	9	6,124
Other comprehensive (loss) / income for the year	-	-	(910)	-	795	-	-	(167)	-	(282)
Total comprehensive (loss) / income for the year	-	-	(910)	-	795	-	-	(167)	-	(282)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018
- Results distribution	-	-	-	-	-	32,531	-	-	-	32,531
Purchase own shares in portfolio	(1,228)	-	-	-	-	-	-	-	-	(1,228)
Distribution of dividends in shares	1,481	-	-	-	-	(1,481)	-	-	-	-
Reserve for share-based payments	-	-	-	16	-	-	-	-	-	16
Changes in non-controlling interest	-	(703)	-	-	-	-	-	-	-	(703)
Reversal by sale of investment properties	-	-	-	-	(31)	-	-	-	-	(31)
Balance as of June 30, 2019	(1,664)	(2,776)	4,549	483	960	34,997	87	(218)	9	36,427

             The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2017	499	3	9,786	10,592	89	286	5,179	7,113	19,477	53,024	97,860	150,884
Profit for the year	-	-	-	-	-	-	-	-	6,106	6,106	21,314	27,420
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(331)	-	(331)	17,023	16,692
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(331)	6,106	5,775	38,337	44,112
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017
- Legal reserve	-	-	-	-	-	87	-	-	(87)	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	(1,065)	(1,065)	-	(1,065)
- Reserve for new developments	-	-	-	-	-	-	-	3,947	(3,947)	-	-	-
Purchase own shares in portfolio	(17)	17	-	-	-	-	-	(1,779)	-	(1,779)	-	(1,779)
Changes of interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	17	17
Share of changes in subsidiaries' equity	-	-	-	-	-	-	-	(2,833)	105	(2,728)	-	(2,728)
Reserve for share-based payments	-	-	-	-	-	-	-	7	-	7	113	120
Equity incentive plan granted	-	-	-	-	2	-	-	-	-	2	-	2
Loss of control in subsidiary	-	-	-	-	-	-	-	-	-	-	(16,765)	(16,765)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	-	9,000	9,000
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(5,371)	(5,371)
Capitalized contributions	-	-	-	-	-	-	-	-	-	-	17	17
Issuance of capital	-	-	-	-	-	-	-	-	-	-	7	7
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	3	3
Balance as of June 30, 2018	482	20	9,786	10,592	91	373	5,179	6,124	20,589	53,236	123,218	176,454

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2018 and 2017, respectively.
(ii) Related to CNV General Resolution N° 609/12. See Note 19.
(iii) Group’s other reserves for the year ended June 30, 2018 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Revaluation surplus	Special reserve	Reserve for the acquisition of securities issued by the Company	Other comprehensive income from subsidiaries	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2017	(138)	760	5,848	460	-	-	87	9	87	7,113
Other comprehensive (loss) / income for the year	-	-	(389)	-	196	-	-	-	(138)	(331)
Total comprehensive (loss) / income for the year	-	-	(389)	-	196	-	-	-	(138)	(331)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017	-	-	-	-	-	-	-	-	-	-
- Reserve for new developments	-	-	-	-	-	3,947	-	-	-	3,947
Purchase own shares in portfolio	(1,779)	-	-	-	-	-	-	-	-	(1,779)
Share of changes in subsidiaries' equity	-	(2,833)	-	-	-	-	-	-	-	(2,833)
Reserve for share-based payments	-	-	-	7	-	-	-	-	-	7
Balance as of June 30, 2018	(1,917)	(2,073)	5,459	467	196	3,947	87	9	(51)	6,124

            The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.20	06.30.19	06.30.18
Operating activities:
Net cash generated from operating activities before income tax paid	17	33,536	19,922	11,716
Income tax paid		(650)	(730)	(1,686)
Net cash generated from continuing operating activities		32,886	19,192	10,030
Net cash generated from discontinued operating activities		2,848	6,354	14,120
Net cash generated from operating activities		35,734	25,546	24,150
Investing activities:
(Increase) / Decrease of interest in associates and joint ventures		-	(996)	(576)
Acquisition of subsidiaries, net of funds acquire		(544)	672	733
Decrease in cash due to deconsolidation of subsidiaries		-	-	(344)
Capital contributions to associates and joint ventures		(2,852)	(31)	-
Acquisition, improvements and advance payments for the development of investment properties		(4,389)	(6,430)	(4,729)
Proceeds from sales of investment properties		13,402	1,462	887
Acquisitions and improvements of property, plant and equipment		(6,116)	(6,940)	(6,557)
Advance payments		(79)	(9)	(51)
Acquisition of intangible assets		(4,043)	(4,022)	(1,668)
Proceeds from sales of property, plant and equipment		3,382	31	51
Net decrease / (increase) of restricted assets, net		6,494	1,909	(7,226)
Dividends collected from associates and joint ventures		2,033	1,556	739
Proceeds from sales of interest held in associates and joint ventures		5,049	8,377	96
Proceeds from loans granted		-	240	1,612
Acquisition of investment in financial assets		(12,837)	(57,996)	(78,493)
Proceeds from disposal of investments in financial assets		36,619	78,765	73,775
Interest collected from financial assets		728	-	-
Dividends received		107	(24)	367
Proceeds / (Payments) from other assets acquisition		28	-	(297)
Loans granted to related parties		(165)	(6)	(1,065)
Loans granted		(922)	(130)	(280)
Advanced proceeds from sales of farmlands		-	206	300
Farmlands sale advance		-	-	209
Proceeds from liquidation of associate		-	-	29
Cash incorporated by business combination, net of cash paid		1,961	-	-
Net cash generated from / (used in) continuing investing activities		37,856	16,634	(22,488)
Net cash (used in) / generated from discontinued investing activities		2,455	(6,082)	(9,065)
Net cash generated from / (used in) investing activities		40,311	10,552	(31,553)
Financing activities:
Borrowings and issuance of non-convertible notes		47,777	55,708	47,023
Payment of borrowings and non-convertible notes		(72,590)	(54,274)	(45,233)
Obtaining / (Payment) of short term loans, net		(2,459)	2,248	1,661
Interest paid		(21,909)	(20,059)	(14,266)
Repurchase of own shares		-	(1,228)	(1,784)
Repurchase of non-convertible notes		(13,644)	(8,291)	(1,329)
Capital contributions from non-controlling interest in subsidiaries		-	2,761	791
Acquisition of non-controlling interest in subsidiaries		(602)	(7,200)	(1,634)
Capital distribution to subsidiaries non-controlling interest		-	-	(89)
Proceeds from sales of non-controlling interest in subsidiaries		379	13	6,933
Loans received from associates and joint ventures, net		-	-	143
Issuance of capital in subsidiaries		-	-	-
Dividends paid to subsidiaries non-controlling interest		(1,997)	(2,138)	(4,363)
Proceeds from derivative financial instruments, net		(3,928)	(726)	(4)
Payment from derivative financial instruments		-	-	(147)
Charge for issue of shares and other equity instrument in subsidiaries		1,897	-	40
Payment of seller financing		-	(4)	(224)
Net cash (used in) /generated from continuing financing activities		(67,076)	(33,190)	(12,482)
Net cash generated from / (used in) discontinued financing activities		(5,548)	7,455	8,473
Net cash (used in) / generated from financing activities		(72,624)	(25,735)	(4,009)
Net (decrease) / increase in cash and cash equivalents from continuing activities		3,666	2,636	(24,940)
Net (decrease) / increase in cash and cash equivalents from discontinued activities		(245)	7,727	13,528
Net (decrease) / increase in cash and cash equivalents		3,421	10,363	(11,412)
Cash and cash equivalents at beginning of the year	17	89,304	85,938	73,012
Cash and cash equivalents reclassified as held-for-sale		(450)	(242)	(856)
Foreign exchange gain / (loss) and inflation adjustment on cash and changes in fair value of cash equivalents		8,651	(6,755)	25,194
Cash and cash equivalents at the end of the year		100,926	89,304	85,938

             The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora

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

The Board of Directors has approved these Financial Statements for issuance on November 16, 2020.

As of June 30, 2020, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below (Note 7):

Agricultural Business
Cresud S.A.C.I.F.Y.A.
Agrofy S.A.
Brasilagro
Futuros y Opciones.com S.A.
Acres
Ombú
Yatay
Yuchan
Agro Uranga S.A.
Uranga Trading
Carnes Pampeanas
Cresca S.A.
Agropecuaria Moroti S.A.
Palmeiras S.A.
Urban Propierties and Investments Business
IRSA Inversiones y Representaciones Sociedad Anónima
Operations Center in Argentina
IRSA Propiedades Comerciales S.A.
Hoteles Argentinos S.A.
Nuevas Fronteras S.A.
Llao Llao Resorts S.A.
New Lipstick LLC
Condor Hospitality Trust
Banco Hipotecario
Centro de Operaciones Israel (i)
IDB Development Corporation Ltd.
Discount Investment Corporation Ltd.
Clal Insurance Enterprises
IDB Tourism (2009) Ltd.
IDB Group Investment Inc.
PBC
Shufersal
Cellcom
Elrom
Mehadrin

(i)
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

Cresud's shares are listed on the BYMA (BYMA: CRES) and the NASDAQ (NASDAQ: CRESY). The shares of our subsidiary Brasilagro are listed and traded on both the Novo Mercado del BOVESPA (SAO: AGRO3) and the NYSE (NYSE: LND).

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

The activities of the Group’s “Others” segment is carried out mainly through BHSA, where IRSA holds, directly or indirectly, a 29.91% interest. BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA's shares are listed on the BYMA (BYMA: BHIP).

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

As of June 30, 2020, IDBD had a deficit in shareholders’ equity, ongoing negative cash flows from continuing operating activities and a low credit rating, which circumstance may cast significant doubt about IDBD´s ability to continue operating as a going concern. IDBD´s cash flow required to meet its liabilities, including short-term liabilities is based on the realization of assets wich the realization date is not under IDBD´s control. These assets include the current price of Clal’s shares and the impact thereof on swap transaction deposits and the fact that IDBD shall receive, among others, the proceeds from the sale of private investments which are directly owned by IDBD.

As of June 30, 2020, the aggregate principal amount of the (i) IDBD Series 9 Bonds was NIS 901 million (“Series 9”), (ii) IDBD Series 14 Bonds was NIS 889 million collateralized by DIC shares owned directly or indirectly by IDBD representing 70% of the share capital of DIC (“Series 14”), (iii) IDBD Series 15 Bonds was NIS 238 million collateralized by shares of Clal representing 5% of the share capital of Clal (“Series 15”).

In July 2019 and in June 2020, each of debenture holders (Series 9 and Series 14) and debenture holders (Series 15), respectively, decided to appoint a representative and legal and economic advisor, inter alia, in order to maintain contact with IDBD and / or third parties and to examine proposals that will be presented to the bondholders in connection with the repayment of IDBD's obligations towards the bondholders and to evaluate IDBD’s financial position and the remedies which may be available to the debenture holders.

In June 2020, general meetings of the holders of IDBD's debentures were convened (all of the series, each series separately), where a resolution on the agenda was not to convene a general meeting on the agenda of which would be the making of the debentures repayable immediately. The meetings of the debenture holders (Series 9 and Series 15), each decided to pass the said resolution; The meeting of the debenture holders (Series 14), decided not to pass the said resolution, and a later stage to instruct the trustee for debenture holders (Series 14) to postpone the date of the said meeting to September 17, 2020;

In July 2020, Dolphin Netherlands and the controlling interest therein, Mr. Eduardo Elsztain committed vis-à-vis the generality of the debenture holders in IDBD, that subject to defined terms and conditions, during a certain period of time, some transactions will not be executed and/or initiated and/or promoted, and that subject to the provisions of the law, the power of control in corporations that are controlled by the controlling interest in IDBD will not be operated in order to promote any of those actions, unless notification has been delivered in writing to the trustees for debenture holders (Series 9, 14 and 15), at least 14 business days in advance.

On August 31, 2019, IDBD 's Audit Committee and the Board of Directors approved the acceptance of an irrevocable commitment by Dolphin Netherlands B.V. (“Dolphin Netherland”), the controlling interest in IDBD, to make capital injections into IDBD in an overall amount of NIS 210 million, in three equal annual payments on September 2 in each of the years 2019 to 2021, which would be made in consideration for shares in IDBD or as a subordinated loan on similar terms to the subordinated loans that had been provided by the controlling interest.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In August 2020, IDBD received a letter from Dolphin Netherlands stating, inter alia, that given the fact that some of IDBD's bondholders are expected to include in their agenda for the bondholder's meetings, a proposal to make the outstanding balances of their bonds immediately due and payable, in preparation for the additional inflow of NIS 70 million scheduled for September 2, 2020, Dolphin Netherlands would examine its undertaking towards IDBD, taking into account the questions that arise from IDBD’s bondholders conducts and intentions. To the said Dolphin Netherlands' letter was attached a letter from IRSA to Dolphin Netherlands, according to which, among other things, IRSA will consider the validity of its undertaking to Dolphin Netherlands to transfer to it (in accordance with Dolphin Netherlands request) the amounts required for Dolphin Netherlands to meet its commitment to carry out the capital injections into IDBD on September 2, 2020, as aforementioned.

IDBD responded to Dolphin Netherlands’ and IRSA’s letters, noting that, among other things, Dolphin Netherlands' commitment (dated August 29, 2019) towards IDBD is binding and irrevocable, and that there is no basis for not making the capital injections into IDBD, due to other events related to IDBD’s bondholders, which do not fall within the scope of the events listed in the wording of the commitment as expropriating the validity of Dolphin Netherlands' commitment. In addition, it was also mentioned in IDBD’s response letter, that failure to make the payments into IDBD is not acceptable and will leave IDBD with no other choice than to use all its power and rights according to the law to enforce Dolphin Netherlands' commitment as well as IRSA’s undertaking.

Following the above mentioned, on September 13, 2020, IDBD submitted a statement of claim against Dolphin Netherlands and against IRSA, in which it has sought to require them to pay it an amount of NIS 70 million (with the addition of linkage differentials and interest in accordance with the law). In tandem with the submission of the lawsuit, as aforesaid, IDBD submitted an urgent petition for placing temporary attachments (in the presence of one party) on Dolphin Netherlands and IRSA (which was not accepted by the Court in the presence of one party and which has been passed on for the respondents to respond to the petition).

On June 2, 2020, IDBD received a draft proposal from Dolphin IL for IDBD and for the trustees for IDBD’s debentures (Series 9, 14 and 15) for the strengthening of IDBD 's capital structure, by way of an arrangement between Dolphin, IDBD and the debenture holders, based on an economic contribution to IDBD on Dolphin IL's part, together with a full or partial (as the case may be) redemption of the generality of IDBD's debentures;On June 21, 2020, IDBD received an updated proposal in relation to the abovementioned proposal and on June 28, 2020, Dolphin IL approached each of the trustees for the debentures with a request to put said proposal, with slight amendments, on the agenda of meetings of the debenture holders.

On July 6, 2020, the Meeting of debenture holders (Series 9) decided to order the trustee for debenture holders (Series 9) not to accept Dolphin IL's offer; On July 7, 2020, the Meeting of the debenture holders (Series 14) decided to negotiate for a fixed period of one month in connection with Dolphin IL's proposal, and on July 8, 2020, the Meeting of debenture holders (Series 15) made a similar decision.

On September 2, 2020 IDBD received an updated offer from Dolphin IL which was addressed to it and to IDBD’s debenture holders (Series 9, 14 and 15);On September 9, 2020, Dolphin IL updated the commercial terms of its proposal for debenture holders (Series 9), and on September 16, 2020, IDBD received binding offers to debenture holders (Series 14) and debenture holders (Series 15), for the purchase of DIC shares pledged in favor of debenture holders (Series 14) of IDBD, as part of an agreed realization process.

As no agreement has been reached, on September 17, 2020, the Series 9 trustee submitted to the District Court in Tel-Aviv-Jaffa (the "Court") a petition to grant an order for the opening of proceedings for IDBD pursuant to the Insolvency and Economic Rehabilitation Law, 5778 – 2018 and to instruct the appointment of a trustee for IDBD pursuant to Section 43 and to grant the trustee any and all authority over the decision making of IDBD.

On September 21, 2020, the Series 14 bond holders approved the immediate fully payment of the remaining balances of such serie.

On September 22, 2020, IDBD and Dolphin Netherlands B.V. submitted an initial response to the Petition, arguing that it is in the best interest of IDBD and its creditors to exhaust the negotiations among the controlling shareholder and its creditors during a short period with the aim to maximize the value of its assets, avoid costs and additional negative effects.

In addition, responses by the Series 14 trustee and the Series 15 trustee were filed requesting the enforcement of liens and the appointment of a receiver as well as an urgent hearing, which was scheduled for September 24, 2020.

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

 Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believe that, as from September 25, 2020, IRSA lost control over IDBD and DIC (as this term is defined by IFRS 10). Accordingly, our investment in IDBD and DIC will be deconsolidated in our financial statements as of and for the three-month period ended September 30, 2020.

The assets and liabilities from the Israel Business Center have been consolidated line by line in these financial statements, totaling a net value attributable to the controlling shareholders of Ps. 2,006  as of june 30, 2020. In addition negative currency translation adjustment reserve amounting to Ps. 1,537 will be expensed upon deconsolidation.

The assets and liabilities consolidated in this financial statement are as follow:
Current assets: Ps. 188,619
Non-current assets: Ps. 255,865
Current liabilities: Ps. 101,927
Non-current liabilities: Ps. 299,150
Total equity: Ps. 43,407
Equity Attributable to equity holders of the parent: Ps. 2,006

The commitments and other restrictions resulting from the indebtedness of IDBD and DIC have no effect on IRSA since said indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets.

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

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these financial statements have been reported in terms of the measuring unit current as of June 30, 2020 accordingly to IAS 29.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The principal inflation adjustment procedures are the following:

-
Monetary assets and liabilities that are already recorded at the measuring unit as of the balance sheet’s closing date are not restated because they are already stated in terms of the measuring unit current as of the date of the financial statements.
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
-
The resulting amount was included in the “Comprehensive Inflation adjustment of share capital and treasury shares adjustment” account.
-
Other comprehensive income / (loss) was restated as from each accounting allocation.
-
The other reserves in the statement of income were restated from the initial application date, i.e., June 30, 2016.

In relation to the inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The tables below show the evolution of these indices in the last two fiscal years and as of June 30, 2020 according to official statistics (INDEC) following the guidelines described in Resolution 539/18:

Price variation	June 30, 2018	June 30, 2019	June 30, 2020	Cumulative as of June 30,2020 (3 years)
Annual	29%	56%	43%	128%

As a consequence of the aforementioned, these financial statements as of June 30, 2020 were restated in accordance with IAS 29.

IDBD and DIC report their quarterly and annual results following the Israeli regulations, whose legal deadlines are after the deadlines in Argentina and since IDBD and DIC fiscal years end differently from IRSA, the results of operations from IDBD and DIC are consolidated with a lag of three months and adjusted for the effects of significant transactions taking place in such period. For these reasons, it is possible to obtain the quarterly results of IDBD and DIC in time so that they can be consolidated by IRSA and reported to the CNV in its consolidated financial statements within the legal deadlines set in Argentina. This way, the Group's consolidated comprehensive income for the year ended June 30, 2020 includes the results of IDBD and DIC for the 12-month period from April 1, 2019 to March 31, 2020, adjusted for the significant transactions that occurred between April 1, 2020 and June 30, 2020.

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

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities (income tax liabilities) are presented separately from each other and from other assets and liabilities, classified as current and non-current, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are millions of Argentine Pesos, references to ‘US$’ or ‘US Dollars’ are millions of US Dollars, references to ‘Rs.’ are millions of Brazilian Reals and references to "NIS" are millions of New Israeli Shekel. As of June 30, 2020 and 2019, the exchange rate between the Argentine Peso and the NIS was Ps. 20.34 and Ps. 11.93 per NIS respectively.

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
IFRS 16 "Leases".
Lessees are required to account for all leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17, including two exceptions for the recognition of leases; low-cost asset leases and short-term leases. Accounting by the lessor has no significant changes.

06-30- 2020
Amendment to IAS 28 “Investment in associates and joint ventures”	Requires the adoption of IFRS 9 regarding long-term investments that are essentially part of the net investment of an entity in an associate or joint venture.	06-30- 2020
Definition of Material - Amendments to IAS 1 and IAS 8
 The IASB has made modifications to IAS 1 “Presentation of Financial Statements” and IAS 8“Accounting policies, changes in accounting estimates and errors” which requires that the assessment of materiality be consistent for the application of IFRS.

06-30-2020
Defining a business - Amendments to IFRS 3	The new business definition requires that a business combination contribute significantly to creating products or services.	06-30-2020
Amendments to IAS 19- Plan amendment, curtailment or settlement.
Clarifies the accounting for defined benefit plan amendments, curtailments or settlements. The amendments require an entity to: (i) determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement, using updated assumptions at the time of the amendment; (ii) recognize any reduction in a surplus immediately in gains or losses, as part of past service cost or a gain or loss on settlement. In other words, any surplus reduction must be recognized, even if that surplus was not previously recognized because of the impact of the asset ceiling; and (iii) separately recognize any change in the asset ceiling through other comprehensive income.

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

The standard allows excluding the short-term contracts (under 12 months) and those in which the underlying asset has low value, such option has been adopted by the Group. Likewise, the Group has opted to recognize as consideration for the right of use, the amount of Ps. 16,797 as lease liabilities. The commitments under operating leases reported in our consolidated financial statements as of June 30, 2019, amounted to Ps. 18.395 (such difference mainly corresponds to the effect of the discount from future payments and the excluded short-term contracts).

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

The Group opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

The effect on retained earnings as of July 1, 2019 arising from the initial adoption of IFRS 16 and IAS 28 is as follows:

	IFRS 16 impact	IAS 28 impact	Total
ASSETS
Non-current assets
Investment properties	426	-	426
Right-of-use assets	16,374	-	16,374
Investments in associates and joint ventures	-	(1,979)	(1,979)
Trade and other receivables	81	-	81
Total non-current assets	16,881	(1,979)	14,902
Income tax and MPIT credit	17	-	17
Group of assets held for sale	3,121	-	3,121
Trade and other receivables	(169)	-	(169)
Total current assets	2,969	-	2,969
TOTAL ASSETS	19,850	(1,979)	17,871
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent
Retained earnings	(117)	(697)	(814)
Non-controlling interest	(70)	(1,282)	(1,352)
TOTAL SHAREHOLDERS’ EQUITY	(187)	(1,979)	(2,166)
LIABILITIES
Non-current liabilities
Lease liabilities	12,221	-	12,221
Total non-current liabilities	12,221	-	12,221
Current liabilities
Lease liabilities	4,574	-	4,574
Trade and other payables	(68)	-	(68)
Group of liabilities held for sale	3,310	-	3,310
Total current liabilities	7,816	-	7,816
TOTAL LIABILITIES	20,037	-	20,037
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	19,850	(1,979)	17,871

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
Covid-19- related lease concessions – Amendments to IFRS 16
As a result of the COVID-19 pandemic, lessees have been granted lease concessions. Such concessions may take a variety of forms, including forgiveness or deferral of rental payments. In May 2020, the IASB amended IFRS 16 – Leases, whereby lessees are permitted to account for the rent concessions as if they were not lease modifications. In several cases, this will result in such concessions being accounted for as variable rent payments within the term same period in which they are granted.

06-30- 2021
Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
Amendment to IAS 16 – Property, Plant and Equipment (PP&E) prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. It also specifies that an entity is “testing whether an item of PPE is functioning properly” when it assesses its technical and physical performance. The financial performance of the asset is not relevant for such assessment.

06-30- 2023
Reference to the Conceptual Framework – Amendments to IFRS 3
Some minor amendments were made to IFRS 3 Business combinations to update references to the Conceptual Framework for financial information and add an exception to the recognition principles for liabilities and contingent liabilities within the scope of IAS 37, Provisions, Contingent liabilities and contingent assets and interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized on the acquisition date.

06-30-2023
Annual Improvements to IFRS 2018-2020
The following improvements were issued in May 2020:
IFRS 9 Financial instruments. The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in assessing whether to derecognize a financial liability.
IFRS 16 Leases. The amendment to Illustrative Example 13 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise.
IFRS 1 First-time adoption of International Financial Reporting Standards: Entities that have measured their assets and liabilities at the carrying amounts in their parents´ books are also allowed to measure cumulative translation differences using the amounts reported by their parents. This amendment will also apply to associated and joint ventures that have also taken the IFRS 1 exemption.
IAS 41: This amendment removes the requirement for entities to exclude taxation cash flows when measuring the fair value pursuant to IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

06-30-2023

The future adoption of these standards and amendments will not have a significant impact to the Group.

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

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The Group chooses the method to be used on a case-by-case basis.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group conducts its business through several operating and investment companies, the principal are listed below:

Agricultural Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.20	06.30.19	06.30.18
Cresud's direct equity interest in:
Brasilagro-CompanhIa Brasileira de Propriedades Agrícolas (1) (2)	Brazil	Agricultural	33.55%	43.29%	43.29%
Sociedad Anónima Carnes Pampeanas S.A. (2)	Argentina	Agro-industrial	100.00%	100.00%	100.00%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	50.10%	50.10%	50.10%
Helmir S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
IRSA Inversiones y Representaciones Sociedad Anónima (2)	Argentina	Real estate	61.95%	62.35%	63.74%
Agropecuaria Santa Cruz S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Brasilagro's direct equity interest in:
Araucária Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cajueiro Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Ceibo Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cremaq Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Engenho de Maracajú Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Flamboyant Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	99.99%	99.99%	99.99%
Mogno Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Palmeiras S.A.	Paraguay	Agricultural	99.99%	99.99%	99.99%
Agropecuaria Morotí S.A.	Paraguay	Agricultural	99.99%	99.99%	99.99%
Agrifirma S.A.	Brazil	Agricultural	99.99%	-	-
Futuros y Opciones.Com. S.A.'s direct equity interest in:
Amauta Agro S.A. (3)	Argentina	Brokerage	98.57%	98.57%	98.57%
FyO Acopio S.A. (3)	Argentina	Warehousing and brokerage	98.57%	98.57%	98.57%
FyO Chile SPA	Chile	Brokerage	100.00%	100.00%	100.00%
Agropecuaria Santa Cruz S.A.'s direct equity interest in:
Agropecuaria Acres del Sud S.A. (2)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yatay Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yuchán Agropecuaria S.A. (2)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Sedelor S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Codalis S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Alafox S.A.	Uruguay	Investment	100.00%	100.00%	100.00%

(1)
The Group exercises “de facto control” over Brasilagro as a result of (i) the percentage and concentration of voting rights of the Group, as well as the potential voting rights of the warrants held by the Group, and the absence of other shareholders with significant voting rights, (ii) the absence of a voting agreement among the other shareholders to vote together as a group, (iii) the record of attendance to Shareholders’ Meetings and the record of votes casted by the other shareholders; and (iv) the effective control exercised by the Group to direct Brasilagro’s relevant activities through its seat in the Board of Directors. See Note 7 for further information regarding to Brasilagro.
(2)
Includes interest indirectly held through Helmir.
(3)
Includes interest directly held through Cresud.

Urban Properties and Investments Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.20	06.30.19	06.30.18
IRSA's direct equity interest:
IRSA CP (1)	Argentina	Real estate	80.65%	83.80%	86.34%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	80.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
UT IRSA y Galerías Pacífico S.A. (2)	Argentina	Investment	50.00%	50.00%	50.00%
IRSA CP's direct equity interest in:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (3)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.92%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%	100.00%	100.00%
Pareto S.A.	Argentina	Design and software development	69.69%	69.69%	-
La Malteria	Argentina	Real estate	-	100.00%	-
Tyrus S.A.'s direct equity interest in:
DFL and DN BV	Bermudas	Investment	97.04%	96.46%	91.57%
IRSA International LLC	United States	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A. (7)	Uruguay	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group V LP (REIG V)	Bermudas	Investment	-	100.00%	100.00%
Real Estate Strategies LLC	United States	Investment	100.00%	100.00%	100.00%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.20	06.30.19	06.30.18
Efanur S.A.'s direct equity interest in:
Real Estate Investment Group VII LP (REIG VII)	Bermudas	Investment	100.00%	100.00%	100.00%
DFL's direct equity interest in:
IDB Development Corporation Ltd.	Israel	Investment	100.00%	100.00%	100.00%
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%
DIL's direct equity interest in:
Discount Investment Corporation Ltd. (4)	Israel	Investment	83.72%	83.77%	76.57%
IDBD's direct equity interest in:
IDB Tourism (2009) Ltd.	Israel	Tourism services	100.00%	100.00%	100.00%
IDB Group Investment Inc	Israel	Investment	100.00%	100.00%	100.00%
DIC's direct equity interest in:
Property & Building Corporation Ltd.	Israel	Real estate	72.40%	68.80%	64.40%
Cellcom Israel Ltd. (5)	Israel	Telecommunications	46.20%	-	-
Elron Electronic Industries Ltd.	Israel	Investment	61.06%	44.10%	43.14%
Bartan Holdings and Investments Ltd.	Israel	Investment	55.68%	61.06%	50.30%
Epsilon Investment House Ltd.	Israel	Investment	68.75%	55.68%	55.68%
Mehadrin Ltd. (8)	Israel	Agricultural	43.75%	68.75%	68.75%
PBC's direct equity interest in:
Gav-Yam Bayside Land Corporation Ltd. (6)	Israel	Real estate	-	51.70%	51.70%
Ispro The Israeli Properties Rental Corporation Ltd.	Israel	Real estate	100.00%	100.00%	100.00%
Matam - Scientific Industries Center Haifa Ltd.	Israel	Real estate	50.10%	50.10%	50.10%
Hadarim Properties Ltd.	Israel	Real estate	100.00%	100.00%	100.00%
Property & Building (Commercial Centers) Ltd.	Israel	Real estate	100.00%	100.00%	100.00%
PBC USA Investments Inc	United States	Real estate	100.00%	100.00%	100.00%

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
(6)
Control was lost in September 30, 2018 (see Note 4.(k)).
(7)
Includes Tyrus’ and IRSA S.A.’s equity interests.
(8)
DIC considers that it exercises control because DIC is the group with the higher percentage of votes (43.75%) vis-à-vis other shareholders that are highly atomized.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

(e) Joint arrangements

Joint arrangements are arrangements of which the Group and another party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

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

The accounting policy of the Group consists in accounting for the translation difference of its subsidiaries by the “step-by-step” method according to IAS 21.

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

For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in condition to start operating.

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

Fair value of office buildings in the Operations Center in Israel are based on discounted cash flow projections.

As required by CNV 576/10 Resolution, valuations are performed as of the financial position date by accredited external appraisers who have recognized professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the Consolidated Financial Statements. The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

Subsequent expenditures are capitalized to the asset’s carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognized.

Changes in fair values are recognized in the Statement of Income under the line item “Net gain or (loss) from fair value adjustment of investment properties”.

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

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. The carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the Statement of Income and other comprehensive income in the line “Net gain from fair value adjustments of investment properties”.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. The disposal of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are accounted for when title to property passes to the buyer and the buyer intends to make the respective payment. In the case of conditional agreements, proceeds are accounted for when title to property passes to the buyer and the buyer intends to make the respective payment, and when the conditions the agreement is subject to have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "Other operating results, net" in the Statement of Income at the time they are incurred.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

All property, plant and equipment (“PPE”) is stated at acquisition cost less accumulated depreciation and impairment, if any. The acquisition cost includes expenditures, which are directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and the property is in conditions to start operating.

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

The remaining useful life as of June 30, 2020 is as follows:

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

Gains and losses on disposals are determined by comparing the proceeds, net of direct expenses related to such sales, with the carrying amount. Gains and losses from the disposal of farmlands are disclosed within “Gains from disposal of farmlands” in the Statements of Income. All other gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the Statement of Comprehensive Income.

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

2.8  Leases

Leases are recorded pursuant to IFRS 16. The Group recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. For the prior periods’ leases were classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor

Properties leased out to tenants under operating leases are included in “Investment properties” in the Statement of Financial Position. See Note 2.25 for the recognition of rental income.

A Group company is the lessee

The Group has entered into some operating lease agreements, mainly related to agribusiness activities. By virtue of these contracts, the Group leases land open for agricultural exploitation during one or more crop seasons. The lease price is generally set at a fixed amount in dollars or at a certain number of quintals of soybeans (or equivalent measurement unit) during the entire lease term. Lease payments can be made in installments or in advance at the beginning of the lease. The lease costs are recognized in the Statements of Income in relation to the degree of ripeness of the harvest since the Group considers that this systematic base is more representative of the time pattern of the leases’ benefits.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group acquires certain specific assets (especially machinery, computer equipment and real property exploitation concessions) under leases pursuant to IFRS 16. Assets so acquired are recorded as an asset at the present value of the minimum future lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases falling within the IFRS 16 exemption, where the Group acts as lessee are charged to results at the time they accrue. They mainly include contracts for less than one year and/or for non-material items.

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

Expenses relating to the agricultural activity include items such as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group elected to capitalize all costs as part of the biological assets.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

An allowance for doubtful accounts is recorded based on the expected loss of the receivables portfolio. Indicators of doubtful accounts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account.

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

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized in the Statements of Income.

2.21  Irrevocable right of use of the capacity of underwater communication lines

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

2.22  Employee benefits

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

2.23  Current income tax, deferred income tax and minimum presumed income tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. Income tax is recognized in the statements of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the date of the Statements of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the Statements of Financial Position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Regarding the above mentioned, considering the Instruction No. 2 of the Federal Administration of Public Revenues (AFIP), it is not appropriate to record the provision of the above mention tax, in the event that accounting and tax losses occur.

2.24  Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term liquid investments with original maturities of three months or less. Bank overdrafts are not included.

2.25  Revenue recognition

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

Additionally and in accordance with IFRS 15, the Group recognizes revenues over time from the sales of real estate developments in which there is no alternative use for the asset and the Group has the right to demand payment of the contract. When these conditions are not met, the income is recognized at the time of delivery or deed.

Revenue from satisfaction of performance obligations over time for real estate developments is recognized by measuring progress towards compliance with the obligation when it can be measured reliably. For this measurement, the Group uses the resourced method, that is, the effort consumed by the entity and determines the percentage of progress based on the estimate of the total development costs.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

●
Revenue from agricultural products

Revenue from agricultural products is recognized when the product is delivered and at the time all other criteria for revenue recognition have been met.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

2.26  Cost of sales

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

2.27  Cost of borrowings and capitalization

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

2.28  Share capital

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

2.29  Comparability of information

The balances as of June 30, 2019 and 2018 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1. Certain items from prior fiscal years have been reclassified for consistency purposes. See Note 4. d. for the loss of control of Shufersal and Note 4.c for the loss of control of Gay-Yam.

During the years ended June 30, 2020, 2019 and 2018, the Argentine Peso suffered a decrease in its value compared to the US dollar and other currencies close to 66%, 45% and 73%, respectively, which has an impact on the comparability of the figures exposed in the financial statements, mainly due to the exposure to the exchange rate of our Income and costs of “offices” segment, and our assets and liabilities, nominated in foreign currency of the Argentine operations center, the aforementioned devaluation also had an effect on the total balances of the Israel operations center.

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
		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 23 – Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.	Note 16 – Trade and other receivables
Level 2 and 3 financial instruments
Main assumptions used by the Group are:
● Discounted projected income by interest rate
● Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.
● Comparable market multiple (EV/GMV ratio).
● Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).
		Incorrect recognition of a charge to income / (loss).	Note 16 – Financial instruments by category
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group, such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 21 – Provisions
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
		Classification of a debt instrument in a manner whereby it will not reflect the change in the debt terms, which will affect the method of accounting recording.	Note 16 – Financial instruments by category (Financial liabilities)
Biological assets	Main assumptions used in valuation are yields, production costs, selling expenses, forwards of sales prices, discount rates.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 13.	Note 13 – Biological assets

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals

Agricultural business

(a)
Sale and purchase of Farmlands

Acquisition of Serra Grande Farmland

On May 18, 2020, the Group through its subsidiary BrasilAgro purchased a farm in Baixa Grande do Ribeiro, Piauí of 4,500 hectares (of which 2,900 can be developed for crop production). The amount of the acquisition was set at BRL 25 million (equivalent ARS 316 million), with an initial payment of BRL 8 million (equivalent ARS 101 million). The balance will be cancelled in three annual installments.

Sale of Alto Taquari Farmland

On May 29, 2020, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 105 hectares of Alto Taquari farm. The total amount of the sale was 115,478 soybean bags per arable hectare equivalent BRL 11 million (equivalent ARS 139 million). The buyer made the initial payment of BRL 1,8 million (equivalent ARS 22 million). The remaining balance will be paid in five annual installments. The Company has recognized gains of BRL 8 million (equivalent ARS 100 million) as result of this transaction.

On October 29, 2019, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 85 hectares (65 are production hectares) of Alto Taquari farm, a rural property located in the municipality of Alto Taquari, for a total amount of BRL 5.5 (equivalent ARS 94 million). The same date, the buyer made the initial payment of 14,300 soybean bags per arable hectare equivalent BRL 1 million (equivalent ARS 18 million). The remaining balance will be paid in four annual installments. The Company has recognized gains of BRL 4 million (equivalent ARS 68 million) as result of this transaction.

On November 21, 2018, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 103 hectares of Alto Taquari farm. The total amount of the sale was 1,100 soybean bags per arable hectare equivalent to R$ 7 (equivalent to Ps. 114). The buyer made the initial payment of 22,656 soybeans bags equivalent to equivalent to R$ 1.5 (equivalent to Ps. 17); and the remaining balance will be paid in eight biannual installments. The Company has recognized gains of R$ 5 (equivalent to Ps. 91) as result of this transaction.

Jatobá

On June 30, 2020, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 1,875 hectares (1,500 are production hectares) of Jatobá farm. The total amount of BRL 45 million (equivalent ARS 567 million), of which BRL 5 million (equivalent ARS 63 million) were already collected. The remaining balance will be paid in six annual installments. The Company has recognized gains of BRL 32.8 million (equivalent ARS 413 million) as result of this transaction.

On July 11, 2019, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 1,134 hectares (893 are production hectares) of Jatobá Farmland, a rural property located in the municipality of Jaborandi – BA. The total amount of sale was 302 soybean bags per arable hectare equivalent or BRL 23 million (equivalent ARS 394 million). The buyer, on September 2, 2019 made the initial payment of 38,000 soybean bags per arable hectare equivalent BRL 3 million (equivalent ARS 45 million). The remaining balance will be paid in six annual installments. Handover of possession and gains as result of this transaction has recognized on September 30, 2019, approximately, BRL 17 million (equivalent ARS 272 million).

On June 2019, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 3,124 hectares of Jatobá Farm. The total amount of the sale was 285 soybean bags per arable hectare or R$ 47 (equivalent to Ps. 776). The buyer already made an initial payment of R$ 5 (equivalent to Ps. 83) and on July 31, 2019 had pay R$ 5 (equivalent to Ps. 83) more; and the remaining balance, equivalent to 563,844 soybeans bags, will be paid in six equal annual installments. This sale was accounted on June 30, 2019, the gain of this transaction amount R$ 36.5 (equivalent to Ps. 573).

On June 13, 2018, the Group, through its subsidiary BrasilAgro, entered into a sales agreement for a total area of 9,784 hectares (7,485 are production hectares) of the Jatobá Establishment, a rural property located in the Municipality of Jaborandi . On July 31, 2018, the buyer made the payment of the first installment of 300,000 bags of soybeans, equivalent to an amount of R$ 21 (equivalent to Ps. 223) according to the conditions set in the agreement, obtaining the transfer of the possession and thus recognizing the disposal of the farmland , for the value of 285 bags per useful hectare, equivalent R$ 123 (equivalent to $ 1,309).. The remaining balance will be paid in six annual installments. The group did not recognize the result of this operation since almost all of the hectares sold corresponded to the Investment Property, and therefore were valued at fair value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

La Suiza

On June 29, 2018 Cresud signed a deed with a non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of "La Suiza". The total amount of the transaction was set at US$ 10, of which US$ 3 have been already paid. The remaining balance of US$ 7, guaranteed by a mortgage on the property, will be collected in 10 installments of the same amount ending on June 2023, which will accrue an annual interest of 4.5% on the remaining balances. The gain of the transaction amounts approximately to Ps. 380.

La Esmeralda

On July 20, 2017, we executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. On June 25, 2018, the Company has made effective with the sign of the deed and delivery of the property, the sale of "La Esmeralda" farm. The amount of the transaction was set at US$ 19, of which US$ 7 have been already paid. The balance, guaranteed with a mortgage on the property, will be collected in 4 installments of the same amount ending in April 2022, which will accrue an annual interest of 4% on the remaining balances. The gain from the sale amounts approximately to Ps. 686.

Araucária

On May 3, 2018, the Company through its subsidiary Brasilagro, has entered into a purchase-sale agreement for the partial sale 956 hectares (660 arable hectares) of Araucaria Farm, located in Mineiros, Brazil, for an amount of 1,208 soybean bags per arable hectare or Rs. 66.2 (equal to Ps. 639.2) (Rs./ha. 93,356). The company has recognized gains of Ps. 590 as result of this transaction.

(b)
Merger of BrasilAgro-Agrifirma, Purchase and Sale of BrasilAgro Shares

Sale of BrasilAgro’s shares

On January 20, 2020, the Company sold in the market 3,400,000 shares of its subsidiary BrasilAgro representatives of 6.30% of the share capital for an amount of USD 15.6 million (equivalent ARS 962 million).

Agrifirma

On January 27, 2020, and in accordance with the terms and conditions established in the Merger Agreement signed on November 22, 2019, Agrifirma Holding was merged by BrasilAgro and extinguished for all legal purposes, becoming BrasilAgro the controlling shareholder of Agrifirma Agropecuária owning 100% of the total voting share capital. The capital of BrasilAgro increased by BRL 115,586,580 from BRL 584,224,000 to BRL 699,810,577, through the issuance of 5,215,385 new common, registered, book-entry shares with no par value, which were subscribed and paid-up by the shareholders of Agrifirma Holding, in such manner that the share capital of BrasilAgro increased to 62,104,201 shares.

A subscription warrant was also issued in favor of AB Holdings, a shareholder of Agrifirma Holding, which will entitle AB Holding (or its permitted successors and assigns) to subscribe up to 654,487 new ordinary shares, registered with no par value of BrasilAgro, subject to the terms and conditions established in the Merger Agreement.

The merger was made upon exchange of shares and the initial exchange rate was BRL 31.50 per share of BrasilAgro based on the net worth of BrasilAgro and Agrifirma Holding, as of June 30, 2019 (taken into consideration, especially, the properties owned by BrasilAgro and Agrifirma Holding) as per the appraisal made by Deloitte Touche Tohmatsu Consultores Ltda., adjusted in view of the negotiations between the parties, in accordance with the Merger Agreement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a breakdown of the fair value of the assets acquired, liabilities assumed and minority interest of the acquisiton:

03.31 20
Fair value of identifiable assets and assumed liabilities:
Cash and cash equivalents	16
Trade and other receivables	387
Inventories	22
Biological assets	74
Taxes and contributions to recover	45
Group of assets held for sale	362
Property, plant and equipment	3,365
Trade and other payables	(297)
Borrowings	(1,884)
Taxes to pay	(9)
Payroll and social security liabilities	(43)
Provisions	(1)
Deferred income tax liabilities	(423)
Total identifiable net assets	1,614
Non-controlling interest	-
Key pending allocation	63
Total consideration	1,677

Acquisition of Brasilagro’s shares

On March 30, 2020, Cresud purchased in the market 19,100 ordinary shares of its subsidiary BrasilAgro, representing 0.03% of its issued capital, for an amount of ARS 6 million.

As a result of the above-mentioned sale and purchase of shares and the merger with Agrifirma, the Company reduced its equity interest in BrasilAgro from 43.17% to 33.55% of its issued capital.

On June 29, 2020, Cresud made a contribution in kind to the 100% its controlled subsidiary Helmir S.A. It corresponds to 18,576,400 ADRs of BrasilAgro Comphania de Propriedades Agrícolas, in which the Company currently participates as a shareholder. The total value was USD 69.7 million (equivalent to ARS 4,892 million). At the end of the fiscal year, the Cresud percentage, the percentage of direct ownership is 2.25% and the percentage of indirect ownership through Helmir is 31.30%. In this way, Cresud will continue to control BrasilAgro indirectly through its control of Helmir S.A.

Although Cresud maintains less than 50% of the voting rights, in accordance with IFRS, control may exist without a majority of voting rights.

Cresud exercises “de facto control” over BrasilAgro as a result of:

i)
the percentage and concentration of voting rights of the Group and the absence of other shareholders with significant voting rights,
ii)
the absence of a voting agreement among the other shareholders to vote together as a group,
iii)
the record of attendance to Shareholders’ Meetings and the record of votes casted by the other shareholders; and
iv)
the effective control exercised by the Group to direct Brasilagro’s relevant activities through its seat in the Board of Directors. See Note 7 for further information regarding to Brasilagro.

Therefore, Cresud will continue to consolidate BrasilAgro in its financial statements, after the business combination with Agrifirma.

Urban properties and investments business

Operations Center in Argentina

(b)
Distribution of a dividend in kind

On October 30, 2019, the General Ordinary Shareholders´ Meeting approved the distribution of a dividend in kind for an equivalent of Ps. 480 (representing Ps. 0.83 per share and equivalent of Ps. 589 at current currency as of June 30, 2020) payable in IRSA CP shares. For distribution, the quoted price of the IRSA CP share was taken as of October 29, 2019, which was Ps. 205 per share. The number of shares distributed amounts to 2,341,463. This transaction was accounted for in equity as a decrease in the net equity attributable to the parent company for an amount of Ps.504, restated as of the date of these financial statements. The stake of the Group in IRSA CP as at year-end is 80.65%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On October 29, 2018 a General Ordinary and Extraordinary Shareholder’s meeting was held, whereby the distribution of a dividend in kind for an equivalent of Ps. 1,827 payable in shares of IRSA CP S.A. was resolved (representing Ps 2.44 per share and equivalent of Ps. 2,610 at current currency as of June 30, 2020). For the distribution, the value of IRSA CP share was taken as of October 26, 2018, which was Ps. 220 per share. The number of shares distributed amounted to 6,418,182. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the parent for Ps. 1,534, restated as of the date of these financial statements.

(c)
Sale of IRSA CP floors

On June 9, 2020, IRSA CP executed the assignment and transfer the right to sign a title deed, with delivery of possession, with respect to two medium-height floors in the tower under construction known as “200 Della Paolera”, located in the Catalinas district of the Autonomous City of Buenos Aires, covering a total area of approximately 2,430 sq. meters and 16 parking lots, located in the building.

The transaction price was set at approximately Ps. 1,165 million (USD 16.9 million), which has already been fully paid.

(d)
Condor Merger Agreement

On July 19, 2019, Condor executed a merger agreement. As per the contractual terms, each common share of Condor, with a par value of USD 0.01 per share, shall be cancelled prior to the merger and converted into the right to receive an amount in cash equivalent of USD 11.10 per common share. Additionally, pursuant to the terms and conditions of the merger agreement, each convertible Class E share shall be automatically cancelled and shall be converted into the right to receive an amount in cash equivalent of USD 10.00 per share.

The closing of the transaction, scheduled for March 23, 2020, has not yet taken place.

Condor is currently discussing with NexPoint Hospitality Trust the potential amendments to restructure the previously reported acquisition by merger of the company. No assurances may be given with respect to the outcome of such discussions. The Company will continue to review the options and reserves all its rights and remedies under the original merger agreement.

As of the date of presentation of these financial statements, the Group has 2,197,023 common shares and 325,752 Series E shares.

(e)
TGLT – Recapitalization Agreement

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. We participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of USD 1.00 per TGLT share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each USD 1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of USD 1.00 (or its equivalent in pesos).

Likewise, IRSA CP signed as a holder of convertible notes of TGLT an agreement for deferment of payment of interest payable as of February 15, 2019 and August 15, 2019 until November 8, 2019 and an option agreement which may be subscribed Class C preferred shares.

Finally, supporting the recapitalization plan, IRSA CP signed with TGLT a subscription commitment for Class A preferred shares under Class A Public Offer to make a contribution in kind of shares of the company La Maltería SA, 100% of its ownership, for an amount up to USD 24 million and promised to exchange its convertible negotiable obligations into preferred Class B shares.

In turn, on November 22, 2019, TGLT held a bondholders of convertible negotiable obligations meeting in order to consider the modification of different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement , IRSA CP voted in favor of the modifications.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Under the agreements described above, the successful consummation of the offer by TGLT, and having reached the thresholds of consent of the holders of convertible notes of TGLT, on December 11, 2019, the Company concluded the envisaged process in the recapitalization agreement and related documents through the subscription of preferred Class A shares, integrating them in kind through the contribution of the shares of the company La Maltería SA, 100% of their ownership and, likewise, proceeded to the exchange of the convertible note - including deferred interest and accrued interest from August 15, 2019 to December 11, 2019 - in preferred Class B shares.

During the fiscal year 2020, preferred shares were converted into ordinary shares, which is why IRSA CP begin to have significant influence, considering TGLT S.A. as an associate company.

(f)
Sale of Tarshop

On February 14, 2019, IRSA CP sold its entire stake in Tarshop to BHSA. Following this acquisition, BHSA became the holder of 100% of the capital stock of said company.

The loss recognized for this transaction was approximately Ps. 177, restated as of the date of these financial statements.

(g)
Purchase of equity interest in HASAU (owner of Libertador Hotel)

On February 28, 2019, the Group reported the acquisition, from an unrelated third party, of the twenty percent (20%) of HASAU for an amount of US$ 1.2. As a result of this acquisition, IRSA holds 100% of HASAU's share capital. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the controlling shareholders by Ps. 3 restated at the date of these financial statements.

Operations Center in Israel

(h)
Partial sale of Clal

Sales and Swap transactions

On May 1, 2017, August 30, 2017, January 1, 2018, May 3, 2018, August 30, 2018, and January 2, 2019, continuing with the instructions given by the Israel Capital Market, Insurance and Savings Commission, IDBD sold 5% of its stake in Clal on each occasion and 4.5% on the last one respectively, with a subsequent swap transaction with a 2- year expiration term for each transaction. The consideration for the transactions amounted to approximately NIS 944.5, which is partially restricted according to these agreements until the swap expires. These transactions did not meet the de-recognition criteria so the Group maintains the asset as “Financial assets available for sale” and accounted for the loans as a financial liability.

On December 16, 2019, Clal made a public capital increase for 12,066,000 shares at a price of NIS 53.87 per share. IDBD did not take part in such transaction.

Additionally, on that date, IDBD sold 200,000 Clal shares at a price of NIS 53.95 per share, representing 0.3% of the new capital stock.

On December 18, 2019, IDBD sold 617,017 Clal shares at an average price of NIS 53.77 per share, representing 0.9% of the issued capital stock.

Furthermore, a swap transaction carried out by IDBD involving 2,771,309 shares expired in December 2019. The closing price was NIS 52.25 per share.

A swap transaction involving 751,000 shares expired within the January-March 2020 period. The closing price was NIS 45.09 per share.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The aforementioned agreements include, among others, a commitment by the Buyers and the Additional Buyer to not sell the shares acquired during an agreed period of 24 months. It is clarified that each of the Buyers and the Additional Buyer have declared and committed to IDBD that there are no agreements or understandings between them regarding the joint ownership of Clal shares that are subject to the aforementioned agreements.

The total amount of Clal shares that can be acquired by the three buyers mentioned above, to the extent that the three agreements are completed and the options are exercised, represents approximately 18% of Clal's share capital.

As of the date of these financial statements, all previously agreed sales transactions have been consummated.

On June 28 and July 6, 2020, IDBD sold 4,791,618 Clal shares held by it through swap transactions, at an average price of approximately NIS 30 per share, representing 7.1% of the capital stock.

Additionally, on September 3, 2020, IDBD sold 2,376,527 Clal shares at an average price of NIS 32,475 per share, for a total amount of NIS 77.2 million, representing 3.5% of Clal´s capital stock.

As a result of the aforementioned transactions, as of this date, IDBD´s holding in Clal represents 4.99% of its capital stock. It no longer has swap transactions and, accordingly, it is no longer considered as Clal interested party within the context of Israel´s Securities Regulations.

On February 4, 2020, Dolphin furnished to the financial entities through which IDB carried out the swap transactions of Clal shares in August and November 2018, guarantees of approximately NIS 11 million, which shall be part of the committed deposits that IDB undertook as part of the terms of such transactions. Furthermore, on February 18, it deposited further guarantees in the amount of NIS 9 million. Following the last sale described above, the guarantees were returned.

(i)
Distribution of dividends in kind by PBC. Purchase of Mehadrin shares and acquisition of control

On December 10, 2019, PBC distributed its entire holding in Mehadrin as a dividend in kind and, as a result, DIC holds, directly, a 31.4% interest in Mehadrin. As a consequence of such transaction, Mehadrin became an associate.

In January and February 2020, DIC purchased approximately 8.8% of Mehadrin’s capital stock, for a total cost of NIS 39 (approximately Ps. 712); therefore, the interest in Mehadrin has increased from 31.4% to approximately 40.2%. Such acquisitions resulted in DIC obtaining control over Mehadrin, by the end of February, as it has the majority votes while the remaining equity interests are distributed among several shareholders.

Additionally, from April to June 2020, DIC purchased an additional 3.5% interest in Mehadrin for NIS 14 (approximately Ps. 277), increasing its interest to 43.7%.

Following the taking of control, as mentioned above, since March 9, 2020, the Group has consolidated the operations of this company.

Below is a detail of incorporated net assets and income from such transaction. The process for the assessment of the fair value of incorporated net assets has been significantly completed as of June 30, 2020 and it is expected to conclude in the first months of the fiscal year ending June 30, 2021. However, the Management does not foresee any material adjustments to the incorporated net assets detailed below:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

03.31.2020
Fair value of identifiable assets and liabilities incurred
Investment properties	244
Property, plant and equipment	6,108
Intangible assets	57
Investments in associates and joint ventures	1,879
Restricted assets	164
Income tax receivables	146
Trade and other receivables	10,211
Rights of use	4,019
Derivative financial instruments	37
Inventories	2,503
Borrowings	(7,363)
Deferred income tax liabilities	(945)
Trade and other payables	(4,711)
Lease liabilities	(2,119)
Provisions	(56)
Employee benefits	(128)
Salaries and social security liabilities	(201)
Income Tax	(18)
Cash and cash equivalents	2,612
TOTAL IDENTIFIABLE NET ASSETS	12,439
Non-controlling interest	(7,443)
Negative goodwill (*)	(376)
Write-off of Investments in associates	3,908
Cash and cash equivalents	712
TOTAL CONSIDERATION	4,620

(*) Included in “Other operating income, net”

(j)
Partial sale of equity interests in Gav-Yam

On July 1, 2019, PBC sold approximately 11.7% of Gav-Yam´s capital stock by private agreements. Following this transaction, PBC´s interest in Gav-Yam decreased from 51.7% to 40%. The consideration received for such sale was NIS 46 (approximately $ 6,949, restated as of the date of these financial statements).

Furthermore, on September 1, 2019, PBC sold an additional 5.14%, approximately, of Gav-Yam shares and, as a result, PBC´s interest in Gav-Yam decreased from 40% to 34.9%. As a consequence of such sales, PBC forfeited its right to nominate the majority members of the Board of Directors and to appoint or remove key management members. Accordingly, PBC has lost its control over Gav-Yam and has de-consolidated such investment since such date.

Below are the details of the sale:

09.30.2019
Cash received	14,261
Remediation of the fair value of the remaining interest	32,165
Total	46,426
Net assets disposed including goodwill	(28,128)
Gain from the sale of a subsidiary, net of taxes (*)	18,298

(*) Said results are disclosed within discontinued operations, under the caption "other operating results, net"

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table details the net assets disposed:

09.30.2019
Investment properties	155,846
Property, plant and equipment	1,061
Intangible assets	3,281
Right-of-use assets	42
Investments in associates and joint ventures	4,396
Restricted assets	378
Trade and other receivables	1,157
Investments in financial assets	13,544
Trading properties	155
Income tax credit	190
Cash and cash equivalents	10,623
TOTAL ASSETS	190,673
Borrowings	95,443
Lease liabilities	42
Deferred income tax liabilities	21,151
Trade and other payables	2,398
Employee benefits	21
Salaries and social security liabilities	63
Income tax and MPIT liabilities	125
TOTAL LIABILITIES	119,243
Non-controlling interest	43,301
Net assets written off including business key	28,128

On January 12, 2020, PBC received a communication from the Ministry of Justice of Israel questioning the loss of control of Gav-Yam in September 2019 and, accordingly, raising its objections to observance by PBC of the concentration law in Israel.

In May 2020, PBC agreed to sell approximately 4.96% of Gav-Yam´s capital stock to an unrelated third party. Therefore, its interest in Gav-Yam decreased from 34.9% to 29.9% after the consummation of the sales transaction and it was thus able to overcome the questioning from the Ministry of Justice of Israel.

(k)
Changes in equity interest in Shufersal and loss of control

On December 24, 2017, DIC sold Shufersal shares, decreasing its stake from 53.30% to 50.12%. The consideration with respect to the sale of the shares amounted to NIS 169.5 (equivalent to Ps. 2,148). Both transactions were accounted for as an equity transaction generating an increase in equity attributable to the controlling company for
Ps. 727 and Ps. 976, respectively.

On June 16, 2018, DIC announced the sale of a percentage of its stake in Shufersal to institutional investors which was completed on June 21, 2018. The percentage sold amounted to 16.56% and the net amount of the consideration was approximately NIS 848 (equivalent to Ps. 13,845), consequently DIC lost control of Shufersal, so the Group deconsolidated the subsidiary at that date.

Below are the details of the sale:

06.30.2018
Cash received	14,275
Remediation of the fair value of the remaining interest	29,271
Total	43,546
Net assets disposed including goodwill	(18,902)
Gain from the sale of a subsidiary, net of taxes (*)	24,644

(*) Includes Ps. 5,856 as a result of the sale and Ps. 18,789 as a result of the re-measurement at the fair value of the new stake, both included in discontinued operations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table details the net assets disposed:

06.30.2018
Investment properties	10,332
Property, plant and equipment	64,484
Intangible assets	16,203
Investments in associates and joint ventures	892
Restricted assets	203
Trade and other receivables	32,516
Investments in financial assets	280
Derivative financial instruments	51
Inventories	13,955
Cash and cash equivalents	12,404
TOTAL ASSETS	151,320
Borrowings	47,383
Deferred income tax liabilities	6,244
Trade and other payables	53,306
Provisions	1,025
Employee benefits	2,812
Salaries and social security liabilities	5,322
Income tax and MPIT liabilities	17
TOTAL LIABILITIES	116,109
Non-controlling interest	16,309
Net assets disposed including goodwill	18,902

Additionally, on November 27, 2018, DIC sold 7.5% of the total shares of Shufersal to institutional investors for a consideration of NIS 416 million (approximately Ps. 7,266). After this transaction, the group holding went down to 26.02% approximately. The profit for this sale was NIS 27 (approximately Ps. 430). See Note 34 regarding the sale of the entire equity interest.

(l)
Interest increase in Cellcom

On June 27, 2018, Cellcom increased its capital stock in consideration for a gross amount of NIS 280 (approximately Ps. 4,918). DIC participated in such increase and disbursed NIS 145.9 (approximately Ps. 2,561) for 6,314,200 shares.

Furthermore, in December 2018, DIC exercised 1.5 million options (Series 1) held by it in Cellcom, for an amount of NIS 31 million (approximately Ps. 527). In December 2019 and February 2020, DIC purchased Cellcom shares for NIS 19 million (approximately Ps. 357). As a consequence of the exercise of the options and the acquisition, DIC interest in Cellcom increased by 0.9%. These transactions were accounted for as equity transactions generating a decrease in the net equity attributable to the controlling company by Ps. 226, restated as of the date of these financial statements.

Additionally, on December 5, 2019, Cellcom increased its capital stock with the participation of DIC that purchased almost 50% of the shares issued. The consideration paid amounted to NIS 307 (approximately Ps. 6,011 as of such date). Cellcom issued an aggregate number of 30,600,000 common shares, 7,038,000 Series 3 Options and 6,426,000 Series 4 Options at a price of NIS 1.021 per unit (each unit will represent 100 common shares, 23 Series 3 Options and 21 Series 4 Options).

Following the participation of DIC in such issue, the interest percentage was 46.2% of the issued capital stock and approximately 48.5% of the Company´s voting rights (directly and by means of agreements executed with other shareholders of the Company).

(m)
Sale of IDBT subsidiary

On August 14, 2018, IDBT´s Board of Directors approved an agreement to sell 50% of a subsidiary of IDBT, entrusted with tourism operations for Israir, for a total price of NIS 26 (approximately Ps. 506), which transaction was consummated on December 31, 2018. Such transaction does not affect the intention to sell IDBT in its entirety. The Group evaluated maintaining the criteria to classify the investment as a discontinued operation pursuant to IFRS 5.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(n)
Agreement to sell plot of land in USA

In July 2019, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 million. At this stage, no assurances may be given that the sales transaction will be completed.
(o)
Sale of Real Estate

In October 2018, a subsidiary of Ispro signed an agreement for the sale of all of its rights in real estate area of approximately 29 dunams (equivalent to 1 hectare), in which there are 12,700 square meters in the northern industrial zone in Yavneh for NIS 86 million, (equivalent to Ps.6,439). Such agreement has already been executed.

(p)
 Interest increase in PBC

In December 2018 and February 2019, DIC acquired an additional 4.40% of PBC in the market for NIS 81 million (equivalent to Ps.1,435). The present transactions were accounted for as equity transactions, generating an increase in net equity attributable to the controlling company for Ps. 101, restated as of the date of these financial statements. See Note 35

(q)
Repurchase of own shares by DIC

In December 2018, DIC's Board of Directors approved a plan to buy back DIC shares, for a period of one year, until December 2020 amounting up to NIS 120 million (approximately Ps.2,498). Acquisition of securities shall be carried out in accordance with market opportunities, dates, prices and quantities, as determined by the management of DIC, in such a way that in any event, the public holdings shall be, at any time, at least 10.1% of the total issued share capital of DIC.

Since December 2018 as of the fiscal year-end date, DIC acquired 12.2 million shares for a total amount of NIS 119 million (approximately Ps. 2,040). Additionally, in December 2018, minority shareholders of DIC exercised DIC Series 6 options for an amount of NIS 9 million (approximately Ps.174).

As a result of the operations described above, the participation of Dolphin IL in DIC increased approximately by 5.4%. The present transactions were accounted for as equity transactions generating a decrease in the equity attributable to the controlling company for Ps. 133, restated as of the date of these financial statements.

(r)
Interest increase in Elron

In November and December 2018, DIC acquired an additional 9.2% of Elron in the market for NIS 31 million (equivalent to Ps. 557). Additionally, in June 2020, Elron issued shares to the market and third parties unrelated to the Group acquired an interest in the Company in consideration for NIS 26. These transactions were accounted for as an equity transaction generating a decrease in the equity attributable to the controlling company for Ps. 64.

(s)
Interest increase in DIC

On July 5, 2018, Tyrus acquired 2,062,000 of DIC’s shares in the market for a total amount of NIS 20 million (equivalent to Ps. 490), which represent 1.35% of the Company’s outstanding shares at such date. As a result of this transaction, the Group’s equity interest has increased from 76.57% to 77.92%. This transaction was accounted for as an equity transaction generating an increase in the net equity attributable to the controlling company by Ps. 46, restated as of the date of these financial statements.

Considering was what mentioned in note 4.G. above, the stake of the Group in DIC is approximately 83.77% considering the repurchase of treasury shares.

(t)
Early payment of Ispro bonds

In August 2019, the Audit Committee and the Board of Directors of Ispro approved the full advance payment of (Tranche B) corporate bonds, traded on the TASE. The aggregate amount was NIS 131 (approximately Ps. 2,465 restated as of the date of these financial statements). The prepayment of these corporate bonds caused Ispro to become a reporting company for TASE and not a listed company.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(u)
Agreement for the sale of Ispro

On January 26, 2020, PBC executed an agreement for the sale of all Ispro shares and the rights over the loans granted by the shareholders to ISPRO in consideration for NIS 885. The consummation of the transaction is subject to approval by the Commissioner of Competition pursuant to the Law on Economic Competition, which must be given within a term of 150 days following the execution of the agreement. For this reason, the Group has reclassified the assets and liabilities as available for sale.

At the time of the execution of the agreement, the buyer made a deposit of NIS 15 into an account and undertook to deposit an additional amount of NIS 40, following completion of the due diligence process.

On March 23, 2020, the buyer contacted PBC and requested a postponement of the dates specified in the sales agreement. PBC informed the buyer that its request would be considered without detrimentally affecting PBC´s rights and obligations pursuant to the agreement. On March 26, 2020, that is, the date of completion of the due diligence process, the buyer defaulted on its obligation to deposit the second payment installment in an amount of NIS 40, into a trust account.

PBC demanded the buyer to cure its default and immediately deposit the second payment installment and proceed with the closing of the transaction in accordance with its terms, without this entailing a limitation on its rights and obligations and any consideration available for the buyer pursuant to the agreement and under the law, until April 20, 2020. Since non-compliance was not occurred until April 20, 2020, the agreement was terminated.

In April 2020, PBC executed an agreement with another buyer for NIS 800 involving all ISPRO shares and the rights over the loans granted by PBC to ISPRO. As a consequence of the agreement for the sale of ISPRO´s shares, the Group has reclassified net assets totaling Ps. 15,473 as “Group of Assets available for Sale”. Income to be recognized at the time of the consummation of the transaction shall be NIS 47 (equivalent of Ps. 842 as of the current fiscal year-end).

(v)
Cellcom- Golan Telecom Agreement

In February 2020, Cellcom, the shareholders of Golan Telecom and Golan Telecom executed a binding memorandum of understanding for the acquisition of Golan Telecom entire capital stock, for a total amount of NIS 590, payable in 2 installments (NIS 413 at the closing date of the transaction and NIS 177 within a term of 3 years following such closing date). Cellcom shall issue and deposit the Company´s shares for 8.2 million, with a trustee into a trust account (“Shares held in Trust”), as collateral.

The transaction provides for standard conditions and representations and is subject to a due diligence process to be performed by Cellcom and the relevant regulatory authorizations and approvals from material third parties. The parties shall carry out negotiations regarding a detailed agreement; however, they are bound to the memorandum of understanding, regardless of whether the agreement may be executed or not. In the event the conditions for the closing of the transaction were not satisfied before December 31, 2020, the memorandum of understanding or the detailed agreement, as applicable, shall be terminated.

See Note 40 for further information about the execution of the agreement and the grant of the respective approvals.

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

1)
Agricultural business

	Net monetary position (Liability) / Asset
	06.30.20	06.30.19
Functional currency	US$	US$
Argentine Peso	(31,328)	(25,618)
Brazilian Reais	180	332
Bolivian Peso	(103)	(110)
Total	(31,251)	(25,396)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would result in a lower gain before income tax for the years ended June 30, 2020 and 2019 for an amount of Ps. 3,125 and Ps. 2,539, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the Statements of Income.

On the other hand, the Group also uses derivative instruments, such as future foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2020, the Group has future exchange contracts pending for an amount of Ps. 16 (asset) and Ps. 178 (liability). As of June 30, 2019, , the Group has future exchange contracts pending for an amount of Ps. 44 (asset) and Ps. 36 (liability).

2)
Urban properties and investments business

Operation Center in Argentina

	Net monetary position (Liability) / Asset
	06.30.20		06.30.19
Functional currency	US$	NIS	US$	NIS
Argentine Peso	(38,397)	-	(21,134)	-
Uruguayan Peso	152	-	(274)	-
Total	(38,245)	-	(21,408)	-

The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the respective functional currencies at year-end for the Operations Center in Argentina would result in a net additional loss before income tax for the years ended June 30, 2020 and 2019 for an amount of Ps. 1,497 and Ps. 2,140, respectively. A 10% depreciation of the US Dollar against the functional currencies would have an equal and opposite effect on the statements of income.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2020 and 2019 the Group has future exchange contracts pending for an amount of US$ 95 and US$ 22, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Operation Center in Israel

As of June 30, 2020 and 2019, the net position of financial instruments in US Dollars, which exposes the Group to the foreign currency risk amounts to Ps. (1,324) and Ps. (11,895), respectively. The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the Israeli currency would increase loss before income tax for the year ended June 30, 2020 for an amount of Ps. 498 (Ps. 868 loss in 2019).

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

Note 22 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2020 and 2019.

1)
Agricultural business

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2020 and 2019 in the amount of Ps. 44.0 and Ps. 32.8, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

2)
Urban properties and investments business

Operation Center in Argentina

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2020 and 2019 in the amount of Ps. 30.9 and Ps. 31.2, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

As of June 30, 2020 and 2019, 95.2% and 94.1% of the Group’s long-term financial loans in this operation center have a fixed interest rate so that IRSA is not significantly exposed to the fluctuation risk of the interest rate.

Operation Center in Israel

IDBD and DIC manage the exposure to the interest rate risk in a decentralized way and it is monitored regularly by different management offices in order to confirm that there are no adverse effects over their ability to meet their financial obligations and to comply with their borrowings covenants.

As of June 30, 2020 and 2019, the 99.4% and 97.1%, respectively, of the Group’s long-term financial borrowings in this operations center are at fixed interest rate, therefore, the Group is not significantly exposed to the interest rate fluctuation risk.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the year ended June 30, 2020, in approximately Ps. 56 (approximately Ps. 139 in 2019). A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

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

The Group generally covers up to 49.9% of its crop production in order to finance its operating costs. The hedge consists of taking positions on purchased puts or sold futures and calls that assure a fixed exit price. In the past, the Group has never kept a short position greater than its crop inventories and does not intend to. On the other hand, it is not the Group’s current intention to be exposed in a long derivative position in excess of its actual production.

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2020 and 2019:

	06.30.20
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Forward:
Sales
Corn	152,531	70	-	(23)	7
Soybeans	86,421	60	-	(23)	227
Wheat	18,500	10	-	3	-
Livestock	54,450	-	-	-	(19)
Cotton	893	-	-	13	-
Ethanol	600	-	-	-	(8)
Purchase
Corn	46,480	(21)	-	8	-
Soybeans	16,665	22	-	5	-
Wheat	17,700	(3)	-	1	-
Options:
Sale put
Corn	40,265	-	-	(23)	(24)
Soybeans	35,572	-	-	(5)	47
Cotton	625	-	-	(5)	-
Livestock	-	-	-	-	(1)
Purchase put
Corn	-	-	-	(7)	-
Soybeans	1,000	-	-	(5)	-
Sale call
Corn	89,700	52	(5)	31	-
Soybeans	4,500	2	(17)	28	-
Wheat	8,000	4	-	3	-
Purchase call
Wheat	-	-	5	(5)	-
Soybeans	-	-	9	(4)	-
Total	573,902	196	(8)	(8)	229

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.19
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Forward:
Sales
Corn	123,905	35	-	(40)	(47)
Soybeans	184,592	129	-	(51)	(29)
Wheat	26,200	9	-	-	-
Livestock	6,930	-	-	-	-
Cotton	423	-	-	4	-
Ethanol	1,500	-	-	-	5
Purchase
Corn	86,262	(2)	-	4	4
Soybeans	61,284	(21)	-	6	6
Wheat	4,100	(1)	-	(1)	(1)
Options:
Sale put
Corn	25,949	-	-	(21)	(9)
Soybeans	54,407	-	-	(66)	106
Wheat	-	-	1	-	(1)
Cotton	1,473	-	-	(1)	-
Livestock	16,500	-	-	(1)	-
Purchase put
Corn	-	-	(1)	-	1
Wheat	-	-	(1)	-	1
Sale call
Corn	108,900	54	6	14	4
Soybeans	131,765	52	(1)	24	26
Wheat	14,400	2	(1)	4	6
Purchase call
Corn	-	-	(1)	(9)	3
Soybeans	-	-	(8)	-	-
Total	848,590	257	(6)	(134)	75

Gains and losses on commodity-based derivative instruments were Ps. 229 (gain) and Ps. 75 (gain) for the years ended June 30, 2020 and 2019, respectively. These gains and losses are included in “Other operating results, net” in the Statements of Income.

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

As of June 30, 2020, 36.9% of the loans are affected by the evolution of the CPI. A 1% increase in the CPI would generate a loss of Ps. 1,033 (Ps.1,502 for 2019) and a decrease of 1% generates a profit of Ps. 1,054 (Ps.1,519 for 2019).

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

As of June 30, 2020 and 2019 the total value of Group’s investments in shares and derivative financial instruments of public companies amounts to Ps. 19,385 and Ps. 7,984, respectively.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2020, of Ps. 1,938 (Ps. 798 in 2019) for the Operations Center in Argentina and a loss before income tax for the year ended June 30, 2020, of Ps. 431 (Ps. 2,551 in 2019) for the Operations Center in Israel. An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income.

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

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feedlot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and, other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 9% and 4% of the Group’s total trade receivables as of June 30, 2020 and 2019, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil, Bolivia and Paraguay. However, Argentina and Brazil together concentrate more than 96% and 94% of the Group’s grain production for the years ended June 30, 2020 and 2019, respectively. For the years ended June 30, 2020 and 2019, the grain production in Bolivia has not been significant representing only 3% and 6% of the total Group’s crop sales, respectively. Each country has its own established market for the respective grain production. Generally, the entire country’s grain production is sold in the domestic market to well-known multinational exporters such as Molinos, Cargill or Bunge, and/or local exporters. Prices for grains are also generally based on the market prices quoted in the domestic markets, which normally take as reference the prices in international grain exchanges such as the Chicago Board of Trade.

For the years ended June 30, 2020 and 2019, 47% and 44% of sales of crops in Argentina and Brazil were sold to well-known exporters. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

market, whereas prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Some supermarkets and meat packers establish their prices by kilogram of processed meat. In these cases, processing yields influences the final price.

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates the 100% and 97% of the Group's total sugarcane production as of June 30, 2020 and 2019, respectively. Currently, the group has two supply agreements of sugarcane. One of them is with Brenco Companhia Brasileira de Energía Renovable (ETH) and the other one Aparecería IV with Agroserra - Agro Pecuária e Industria, in the municipality of São Raimundo das Mangabeiras. Sales to ETH amounted to Ps. 1,320 and Ps. 1,173 and from Agroserra amounted to Ps. 1,757 and Ps. 1,392 during fiscal years ended June 30, 2020 and 2019, respectively. Thus, total sales amounted to Ps. 3,077 and Ps. 2,565 in fiscal year ended June 30, 2020 and 2019, representing 12% and 14% of consolidated agricultural business revenues of the Group of each fiscal year. Although sales are agreed, the Group do not believe that there is a significant collection risk as of the date of year fiscal year, considering the rating of ETH and Agroserra.

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

2)
Urban properties and investments business

Operation Center in Argentina

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 94.2% and 99.1% of the Group’s total trade receivables of the operations center as of June 30, 2020 and 2019, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors.
Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties (see details on Note 16).

On the other hand, property receivables related to the sale of trading properties represent 5.8% and 0.9% of the Group’s total trade receivables as of June 30, 2020 and 2019, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

1)
Agricultural business

	06.30.20
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	6,313	123	188	54	101	6,779
Borrowings	21,628	14,944	9,041	296	289	46,198
Finance lease obligations	790	515	335	270	1,074	2,984
Derivative financial instruments	243	19	-	-	-	262
Total	28,974	15,601	9,564	620	1,464	56,223

	06.30.19
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	5,844	44	39	33	80	6,040
Borrowings (excluding finance lease liabilities)	17,451	6,966	2,279	7,952	472	35,120
Finance lease obligations	11	-	-	-	332	343
Derivative financial instruments	229	-	-	-	-	229
Total	23,535	7,010	2,318	7,985	884	41,732

2)
Urban properties and investments business

Operation Center in Argentina

	06.30.20
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	1,546	156	69	219	1	1,991
Borrowings	38,402	3,283	27,280	65	216	69,246
Finance lease obligations	53	49	51	54	1,291	1,498
Derivative financial instruments	83	28	6	-	-	117
Total	40,084	3,516	27,406	338	1,508	72,852

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.19
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	2,198	334	146	2	386	3,066
Borrowings (excluding finance lease liabilities)	13,110	19,562	3,787	2,475	21,871	60,805
Purchase obligations	1,827	-	-	-	-	1,827
Finance lease obligations	16	6	1	-	-	23
Derivative financial instruments	19	11	6	1	-	37
Total	17,170	19,913	3,940	2,478	22,257	65,758

Operation Center in Israel

	06.30.20
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	25,507	346	61	20	20	25,954
Borrowings	53,289	54,401	94,044	43,051	123,016	367,801
Finance lease obligations	5,238	4,026	2,854	1,806	6,588	20,512
Purchase obligations	5,695	854	590	-	-	7,139
Derivative financial instruments	20	-	-	-	-	20
Total	89,749	59,627	97,549	44,877	129,624	421,426

	06.30.19
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	21,615	426	204	-	-	22,245
Borrowings (excluding finance lease liabilities)	67,151	54,850	58,112	91,233	196,123	467,469
Finance lease obligations	34	34	1	-	-	69
Purchase obligations	4,282	1,365	750	495	-	6,892
Derivative financial instruments	34	-	-	-	-	34
Total	93,116	56,675	59,067	91,728	196,123	496,709

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

1)
Agricultural business

	06.30.20	06.30.19
Gearing ratio (i)	63.03%	57.02%
Debt ratio (ii)	251.91%	218.38%

(i) Calculated as total debt over total capital (including equity plus total debt).
(ii) Calculated as total debt over total properties at fair value (including trading properties, properties, plant and equipment, investment properties, farmland rights to receive units under barter agreements).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

Operation Center in Argentina

	06.30.20	06.30.19
Gearing ratio (iii)	49.57%	40.80%
Debt ratio (iv)	44.42%	47.54%

Operation Center in Israel

	06.30.20	06.30.19
Gearing ratio (iii)	82.63%	83.68%
Debt ratio (iv)	244.57%	149.40%

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

Segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported (ie., divided) from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. Within each operations center, the Group considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

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

Below is the segment information prepared as follows:

Agricultural business

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
●
Corporate: includes corporate expenses related to agricultural business.
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

●
Operation Center in Israel includes the assets and operating results of the following segments:

o
Real Estate: segment in which, through PBC, the Group operates rental properties and residential properties in Israel, USA and other parts of the world and carries out commercial projects in Las Vegas, USA. In this fiscal year, the Company lost control over Gav-Yam. Income was reclassified to discontinued operations and no longer forms part of this segment in this fiscal year. Such effect was reclassified in the comparative information. As of September 2018, Gav-Yam started to be valued as an associate.
o
Supermarkets: segment in which, through Shufersal, the Group operated a supermarket chain in Israel. Upon the loss of control in 2018 this segment was reclassified to discontinued operations and presented as an associate since 2019. Due to the loss of control, it was reclassified to discontinued operations and no longer forms part of the segment for fiscal year 2018.
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
o
Others: includes other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, sale of fruits and others.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Within the agricultural business, the majority of revenue is derived from operating segments in Argentina and Brazil, where most operating assets are located. .

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

                Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2020:

	06.30.20
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
Revenues	26,259	11,138	81,637	92,775	119,034	(60)	-	3,100	(818)	121,256
Costs	(22,283)	(2,755)	(56,296)	(59,051)	(81,334)	53	-	(3,230)	540	(83,971)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,623	-	-	-	2,623	-	-	-	204	2,827
Changes in the net realizable value of agricultural products after harvest	657	-	-	-	657	-	-	-	-	657
Gross profit / (loss)	7,256	8,383	25,341	33,724	40,980	(7)	-	(130)	(74)	40,769
Gain from disposal of farmlands	838	-	-	-	838	-	-	-	-	838
Net gain / (loss) from fair value adjustment of investment properties	780	33,464	(2,989)	30,475	31,255	(263)	-	-	-	30,992
General and administrative expenses	(1,419)	(2,150)	(8,764)	(10,914)	(12,333)	15	-	-	51	(12,267)
Selling expenses	(2,610)	(1,232)	(12,544)	(13,776)	(16,386)	19	-	-	19	(16,348)
Impairment of associates	-	-	(2,470)	(2,470)	(2,470)	-	-	-	-	(2,470)
Other operating results, net	1,662	(48)	1,127	1,079	2,741	18	-	17	(6)	2,770
Management fees	-	-	-	-	-	-	-	(211)	-	(211)
Profit / (loss) from operations	6,507	38,417	(299)	38,118	44,625	(218)	-	(324)	(10)	44,073
Share of profit of associates and joint ventures	127	7,047	1,299	8,346	8,473	169	-	-	20	8,662
Segment profit / (loss)	6,634	45,464	1,000	46,464	53,098	(49)	-	(324)	10	52,735
							-
Reportable assets	37,070	157,987	451,267	609,254	646,324	(671)	-	-	41,287	686,940
Reportable liabilities	-	-	(403,184)	(403,184)	(403,184)	-	-	-	(161,603)	(564,787)
Net reportable assets	37,070	157,987	48,083	206,070	243,140	(671)	-	-	(120,316)	122,153

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

                Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2019:

	30.10.19
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
Revenues	19,061	15,056	73,537	88,593	107,654	(93)	-	3,706	(526)	110,741
Costs	(16,165)	(3,201)	(52,426)	(55,627)	(71,792)	67	-	(3,855)	196	(75,384)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,035	-	-	-	2,035	-	-	-	270	2,305
Changes in the net realizable value of agricultural products after harvest	(43)	-	-	-	(43)	-	-	-	-	(43)
Gross profit / (loss)	4,888	11,855	21,111	32,966	37,854	(26)	-	(149)	(60)	37,619
Gain from disposal of farmlands	665	-	-	-	665	-	-	-	-	665
Net gain from fair value adjustment of investment properties	-	(39,477)	892	(38,585)	(38,585)	839	-	-	-	(37,746)
General and administrative expenses	(1,525)	(2,668)	(8,031)	(10,699)	(12,224)	17	-	-	55	(12,152)
Selling expenses	(1,717)	(1,085)	(11,192)	(12,277)	(13,994)	7	-	-	11	(13,976)
Other operating results, net	819	(659)	742	83	902	193	-	17	(11)	1,101
Management fees	-	-	-	-	-	-	-	-	-	-
Profit / (loss) from operations	3,130	(32,034)	3,522	(28,512)	(25,382)	1,030	-	(132)	(5)	(24,489)
Share of profit / (loss) of associates and joint ventures	11	(6,183)	(150)	(6,333)	(6,322)	(1,006)	-	-	-	(7,328)
Segment profit / (loss)	3,141	(38,217)	3,372	(34,845)	(31,704)	24	-	(132)	(5)	(31,817)

Reportable assets	34,597	111,717	535,565	647,282	681,879	(592)	-	-	44,747	726,034
Reportable liabilities	-	-	(461,015)	(461,015)	(461,015)	-	-	-	(137,818)	(598,833)
Net reportable assets	34,597	111,717	74,550	186,267	220,864	(592)	-	-	(93,071)	127,201

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

            Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2018:

	06.30.18
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
Revenues	15,393	13,872	60,057	73,929	89,322	(111)	4,387	(332)	93,266
Costs	(13,096)	(2,822)	(41,935)	(44,757)	(57,853)	69	(4,445)	151	(62,078)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,530	-	-	-	1,530	4	-	140	1,674
Changes in the net realizable value of agricultural products after harvest	532	-	-	-	532	-	-	-	532
Gross profit / (loss)	4,359	11,050	18,122	29,172	33,531	(38)	(58)	(41)	33,394
Net gain from fair value adjustment of investment properties	216	19,809	-	19,809	20,025	(1,054)	-	-	18,971
Loss from disposal of farmlands	1,656	-	-	-	1,656	-	-	-	1,656
General and administrative expenses	(1,381)	(2,335)	(7,233)	(9,568)	(10,949)	40	-	33	(10,876)
Selling expenses	(1,753)	(1,126)	(10,639)	(11,765)	(13,518)	16	-	13	(13,489)
Other operating results, net	1,541	(56)	2,136	2,080	3,621	42	(2)	(4)	3,657
Management fees	-	-	-	-	-	-	(1,456)	-	(1,456)
Profit / (loss) from operations	4,638	27,342	2,386	29,728	34,366	(994)	(1,516)	1	31,857
Share of (loss) / profit of associates and joint ventures	37	(4,227)	(422)	(4,649)	(4,612)	1,160	-	-	(3,452)
Segment profit / (loss)	4,675	23,115	1,964	25,079	29,754	166	(1,516)	1	28,405

Reportable assets	30,755	152,860	563,654	716,514	747,269	592	-	49,183	797,044
Reportable liabilities	-	-	(479,056)	(479,056)	(479,056)	-	-	(141,534)	(620,590)
Net reportable assets	30,755	152,860	84,598	237,458	268,213	592	-	(92,351)	176,454

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes Ps. (130), Ps. (149) and Ps. (58) corresponding to Expenses and FPC and Ps. 0, Ps. (336) and Ps. (1,456) to management fees, as of June 30, 2020 and 2018, respectively.
(iv)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 17, Ps. 8,658 and Ps. 5,453, as of June 30, 2020, 2019 and 2018, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	06.30.20
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	17,186	-	-	9,073	26,259
Costs	(14,676)	(25)	-	(7,582)	(22,283)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,613	-	-	10	2,623
Changes in the net realizable value of agricultural products after harvest	657	-	-	-	657
Gross profit / (loss)	5,780	(25)	-	1,501	7,256
Gain from disposal of farmlands	-	838	-	-	838
Net gain from fair value adjustment of investment properties	-	780	-	-	780
General and administrative expenses	(953)	(3)	(177)	(286)	(1,419)
Selling expenses	(1,815)	(1)	-	(794)	(2,610)
Other operating results, net	454	962	-	246	1,662
Management fees	-	-	-	-	-
Profit / (loss) from operations	3,466	2,551	(177)	667	6,507
Share of profit of associates	55	-	-	72	127
Segment profit / (loss)	3,521	2,551	(177)	739	6,634
	-
Investment properties	4,129	-	-	-	4,129
Property, plant and equipment	20,886	179	-	54	21,119
Investments in associates	419	-	-	293	712
Other reportable assets	7,283	331	-	3,496	11,110
Reportable assets	32,717	510	-	3,843	37,070

From all of the Group’s revenues corresponding to Agricultural Business, Ps.18,167 are originated in Argentina and Ps. 8,092 in other countries, principally in Brazil for Ps. 7,278.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 13,269 are located in Argentina and Ps. 23,801 in other countries, principally in Brazil for Ps. 18.912.

	06.30.19
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	11,100	-	-	7,961	19,061
Costs	(9,466)	(24)	-	(6,675)	(16,165)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,029	-	-	6	2,035
Changes in the net realizable value of agricultural products after harvest	(43)	-	-	-	(43)
Gross profit / (loss)	3,620	(24)	-	1,292	4,888
Gain from disposal of farmlands	-	665	-	-	665
Net gain from fair value adjustment of investment properties	-	-	-	-	-
General and administrative expenses	(959)	(3)	(274)	(289)	(1,525)
Selling expenses	(1,026)	(1)	-	(690)	(1,717)
Other operating results, net	428	244	-	147	819
Management fees	-	-	-	-	-
(Loss) / Profit from operations	2,063	881	(274)	460	3,130
Share of profit / (loss) of associates	57	-	-	(46)	11
Segment (loss) / profit	2,120	881	(274)	414	3,141

Investment properties	2,634	-	-	-	2,634
Property, plant and equipment	20,219	149	-	767	21,135
Investments in associates	391	-	-	23	414
Other reportable assets	8,472	-	-	1,942	10,414
Reportable assets	31,716	149	-	2,732	34,597

From all of the Group’s revenues corresponding to Agricultural Business, Ps. 12,680 are originated in Argentina and Ps. 6,381 in other countries, principally in Brazil for Ps. 5,923.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 13,765 are located in Argentina and Ps. 20,832 in other countries, principally in Brazil for Ps. 18,974.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.18
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	9,096	-	-	6,297	15,393
Costs	(7,388)	(36)	-	(5,672)	(13,096)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,539	-	-	(9)	1,530
Changes in the net realizable value of agricultural products after harvest	532	-	-	-	532
Gross profit / (loss)	3,779	(36)	-	616	4,359
Net gain from fair value adjustment of investment properties	-	216	-	-	216
Loss from disposal of farmlands	-	1,656	-	-	1,656
General and administrative expenses	(878)	(2)	(225)	(276)	(1,381)
Selling expenses	(1,322)	-	-	(431)	(1,753)
Other operating results, net	(20)	1,457	-	104	1,541
Management fees	-	-	-	-	-
Profit / (Loss) from operations	1,559	3,291	(225)	13	4,638
Share of profit / (loss) of associates	39	-	-	(2)	37
Segment profit / (loss)	1,598	3,291	(225)	11	4,675

Investment properties	2,052	-	-	-	2,052
Property, plant and equipment	19,620	131	-	605	20,356
Investments in associates	316	-	-	91	407
Other reportable assets	7,073	-	-	867	7,940
Reportable assets	29,061	131	-	1,563	30,755

From all of the Group’s revenues corresponding to Agricultural Business, Ps. 11,296 are originated in Argentina and Ps. 4,097 in other countries, principally in Brazil for Ps. 3,743.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 11,735 are located in Argentina and Ps. 19,020 in other countries, principally in Brazil for Ps. 17,128.

(I)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal years ended June 30, 2020, 2019 and 2018:

	06.30.20
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	5,935	2,358	735	2,021	11	-	78	11,138
Costs	(567)	(144)	(690)	(1,244)	(12)	-	(98)	(2,755)
Gross profit / (loss)	5,368	2,214	45	777	(1)	-	(20)	8,383
Net gain from fair value adjustment of investment properties	(2,105)	22,756	12,179	-	-	-	634	33,464
General and administrative expenses	(829)	(220)	(228)	(365)	(110)	(282)	(116)	(2,150)
Selling expenses	(709)	(85)	(197)	(230)	-	-	(11)	(1,232)
Other operating results, net	(38)	(30)	(27)	(20)	-	-	67	(48)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	1,687	24,635	11,772	162	(111)	(282)	554	38,417
Share of profit / (loss) of associates and joint ventures (**)	-	-	-	-	7,377	-	(330)	7,047
Segment profit / (loss)	1,687	24,635	11,772	162	7,266	(282)	224	45,464

Investment and trading properties	49,109	61,284	32,171	-	307	-	1,442	144,313
Property, plant and equipment	225	1,130	-	1,943	-	-	-	3,298
Investment in associates and joint ventures (*)	-	-	532	-	2,004	-	6,738	9,274
Other reportable assets	111	122	753	26	-	-	90	1,102
Reportable assets	49,445	62,536	33,456	1,969	2,311	-	8,270	157,987

From all the revenues corresponding to the Operations Center in Argentina, Ps. 11,127 are originated in Argentina, and Ps. 11 in the U.S. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 155,377 are located in Argentina and Ps. 2,886 in other countries, principally in USA for Ps. 2, 311 and Uruguay for Ps. 575.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.19
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	8,541	2,239	1,119	2,953	14	-	190	15,056
Costs	(776)	(153)	(527)	(1,588)	(6)	-	(151)	(3,201)
Gross profit	7,765	2,086	592	1,365	8	-	39	11,855
Net gain from fair value adjustment of investment properties	(40,582)	747	726	-	6	-	(374)	(39,477)
General and administrative expenses	(945)	(206)	(283)	(492)	(110)	(519)	(113)	(2,668)
Selling expenses	(530)	(99)	(119)	(316)	-	-	(21)	(1,085)
Other operating results, net	(109)	(40)	(286)	114	(24)	-	(314)	(659)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	(34,401)	2,488	630	671	(120)	(519)	(783)	(32,034)
Share of profit / (loss) of associates and joint ventures	-	-	(37)	-	(3,679)	-	(2,467)	(6,183)
Segment profit / (loss)	(34,401)	2,488	593	671	(3,799)	(519)	(3,250)	(38,217)

Investment and trading properties	50,104	31,432	27,777	-	90	-	1,062	110,465
Property, plant and equipment	260	136	-	2,024	180	-	-	2,600
Investment in associates and joint ventures	-	-	443	-	(7,222)	-	4,895	(1,884)
Other reportable assets	113	123	184	26	-	-	90	536
Reportable assets	50,477	31,691	28,404	2,050	(6,952)	-	6,047	111,717

From all the revenues corresponding to the Operations Center in Argentina, included in the segments Ps. 14,563 are originated in Argentina, Ps. 478 are originated in Uruguay and Ps. 14 are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 117,932 are located in Argentina and Ps. (6,370) in other countries, principally in USA for Ps. (6,952) and Uruguay for Ps. 582.

	06.30.18
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	9,750	1,332	300	2,446	-	-	44	13,872
Costs	(829)	(124)	(149)	(1,672)	-	-	(48)	(2,822)
Gross profit / (loss)	8,921	1,208	151	774	-	-	(4)	11,050
Net gain from fair value adjustment of investment properties	6,266	5,843	7,338	-	-	-	362	19,809
General and administrative expenses	(854)	(216)	(198)	(487)	(118)	(385)	(77)	(2,335)
Selling expenses	(607)	(143)	(58)	(311)	-	-	(7)	(1,126)
Other operating results, net	(105)	(24)	138	(40)	(58)	-	33	(56)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	13,621	6,668	7,371	(64)	(176)	(385)	307	27,342
Share of profit / (loss) of associates and joint ventures	-	-	4	-	(4,425)	-	194	(4,227)
Segment profit / (loss)	13,621	6,668	7,375	(64)	(4,601)	(385)	501	23,115

Investment and trading properties	89,983	28,142	25,166	-	-	-	1,334	144,625
Property, plant and equipment	213	120	-	2,135	198	-	-	2,666
Investment in associates and joint ventures	-	-	447	-	(3,869)	-	8,251	4,829
Other reportable assets	129	122	189	27	-	-	273	740
Reportable assets	90,325	28,384	25,802	2,162	(3,671)	-	9,858	152,860

From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 155,890 are located in Argentina and Ps. (2,987) in other countries, principally in USA for Ps. (3,672) and Uruguay for Ps. 685 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of Group’s Operations Center in Israel for the years ended June 30, 2020, 2019 and 2018:

	06.30.20
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	12,954	-	64,838	-	-	3,845	81,637
Costs	(6,787)	-	(47,231)	-	-	(2,278)	(56,296)
Gross profit	6,167	-	17,607	-	-	1,567	25,341
Net gain from fair value adjustment of investment properties	(2,989)	-	-	-	-	-	(2,989)
General and administrative expenses	(812)	-	(5,519)	-	(1,071)	(1,362)	(8,764)
Selling expenses	(223)	-	(11,887)	-	-	(434)	(12,544)
Impairment of associates	(2,470)	-	-	-	-	-	(2,470)
Other operating results, net	(296)	-	501	-	(48)	970	1,127
Profit / (Loss) from operations	(623)	-	702	-	(1,119)	741	(299)
Share of profit/ (loss) of associates and joint ventures	1,495	1,063	(265)	-	-	(994)	1,299
Segment profit / (loss)	872	1,063	437	-	(1,119)	(253)	1,000

Reportable assets	152,941	28,090	140,025	3,377	17,911	108,923	451,267
Reportable liabilities	(146,331)	-	(106,076)	-	(111,649)	(39,128)	(403,184)
Net reportable assets	6,610	28,090	33,949	3,377	(93,738)	69,795	48,083

No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, Ps. 82,707 are located in USA
(Ps. 74,170 in 2019 and Ps. 77,664 in 2018), Ps. 0 (Ps. 1,979 in 2019 and Ps. 2,333 in 2018) in India and the remaining are located in Israel.

	06.30.19
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	14,392	-	57,506	-	-	1,639	73,537
Costs	(9,121)	-	(42,424)	-	-	(881)	(52,426)
Gross profit	5,271	-	15,082	-	-	758	21,111
Net gain from fair value adjustment of investment properties	892	-	-	-	-	-	892
General and administrative expenses	(707)	-	(4,779)	-	(1,058)	(1,487)	(8,031)
Selling expenses	(197)	-	(10,562)	-	-	(433)	(11,192)
Other operating results, net	-	-	397	-	-	345	742
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	5,259	-	138	-	(1,058)	(817)	3,522
Share of profit / (loss) of associates and joint ventures	37	717	-	-	-	(904)	(150)
Segment profit / (loss)	5,296	717	138	-	(1,058)	(1,721)	3,372

Reportable assets	303,425	23,013	109,380	22,638	41,536	35,573	535,565
Reportable liabilities	(235,553)	-	(84,800)	-	(126,585)	(14,077)	(461,015)
Net reportable assets	67,872	23,013	24,580	22,638	(85,049)	21,496	74,550

	06.30.18
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	9,497	-	49,066	-	-	1,494	60,057
Costs	(5,957)	-	(35,189)	-	-	(789)	(41,935)
Gross profit	3,540	-	13,877	-	-	705	18,122
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-
General and administrative expenses	(578)	-	(4,594)	-	(854)	(1,207)	(7,233)
Selling expenses	(200)	-	(10,059)	-	-	(380)	(10,639)
Other operating results, net	256	-	772	-	1,141	(33)	2,136
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	3,018	-	(4)	-	287	(915)	2,386
Share of profit / (loss) of associates and joint ventures	158	-	-	-	-	(580)	(422)
Segment profit / (loss)	3,176	-	(4)	-	287	(1,495)	1,964

Reportable assets	298,031	29,579	110,723	27,247	47,432	50,642	563,654
Reportable liabilities	(231,693)	-	(86,280)	-	(155,567)	(5,516)	(479,056)
Net reportable assets	66,338	29,579	24,443	27,247	(108,135)	45,126	84,598

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Information about the main subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

	Direct interest of non-controlling interest % (1)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling interests
	As of June 30, 2020
Subsidiaries with direct participation of Cresud
IRSA	37.67%	205,717	421,482	143,384	361,16	122,655	65,528
Subsidiaries with indirect participation of Cresud
Brasilagro	66.45%	21,976	8,338	5,121	7,903	17,29	11,489
Elron	38.94%	3,377	3,966	509	142	6,692	4,149
PBC	27.60%	79,327	112,404	26,138	118,789	46,804	19,263
Cellcom (2)	53.80%	54,777	79,796	31,386	74,691	28,496	17,92
Mehadrin	56.25%	13,038	17,839	13,954	3,336	13,587	8,136
IRSA CP	16.73%	14,925	129,578	16,423	52,507	75,573	4,089

	As of June 30, 2019
Subsidiaries with direct participation of Cresud
IRSA	37.65%	201,916	476,445	105,704	450,001	122,656	76,813
Brasilagro	56.71%	7,075	18,856	3,595	5,252	17,084	-
Subsidiaries with indirect participation of Cresud
Elron	38.94%	4,521	3,77	529	69	7,693	4,624
PBC	31.20%	63,904	236,44	25,708	208,515	66,121	47,766
Cellcom (2)	55.90%	45,957	59,076	27,278	57,524	20,231	12,777
IRSA CP	14.73%	24,563	91,203	5,797	51,924	58,045	3,113

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Total comprehensive income / (loss) attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	Year ended June 30, 2020
Subsidiaries with direct participation of Cresud
IRSA	95,793	23,731	14,182	9,482	31,113	40,644	(76,125)	(4,368)	(2,283)
Subsidiaries with indirect participation of Cresud
Brasilagro	7,605	2,368	(2,701)	(1,795)	1,295	(706)	9	598	-
Elron	-	(1,774)	(1,864)	5,540	(776)	350	874	448	-
PBC	12,31	12,648	12,165	19,586	6,328	23,872	(20,243)	9,957	1,684
Cellcom (2)	56,076	(2,068)	(2,100)	534	14,914	(7,425)	(6,323)	1,166	-
Mehadrin	1,952	106	123	251	246	(70)	(246)	(70)	17
IRSA CP	8,563	18,153	18,405	1,064	4,890	(2,879)	(3,561)	(1,550)	663

	Year ended June 30, 2019
Subsidiaries with direct participation of Cresud
IRSA	99,713	(38,371)	(2,025)	(2,848)	27,041	11,189	(27,754)	10,476	(3,330)
Brasilagro	5,798	1,995	(342)	-	849	(356)	(417)	76	-
Subsidiaries with indirect participation of Cresud
Elron	-	(1,056)	(909)	2,122	(1,012)	207	1,338	533	-
PBC	18,061	6,953	7,575	5,23	9,081	1,072	2,926	13,079	2,337
Cellcom (2)	47,535	(1,524)	(1,538)	(1,352)	10,025	(8,614)	1,666	3,077	-
IRSA CP	14,537	(25,923)	(25,923)	(150)	5,588	(4,958)	(2,631)	(2,001)	1,008

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

In November 2017, Dolphin IL, a subsidiary of Dolphin Netherlands B.V. acquired all the shares owned by IDBD in DIC (See note 4). Thus, the section required by the aforementioned law for the year 2017 is completed.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Prior to December 31, 2019 the Group lost control over Gav-Yam and in March 2020 it acquired control over Mehadrin, thus complying with the above-mentioned law.

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

8.
Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2019 and 2018 were as follows:

	06.30.20	06.30.19
Beginning of the year	36,212	52,739
Adjustment of previous years (IFRS 9 and IAS 28)	(1,979)	-
Share-holding increase in associates and joint ventures	2,774	697
Capital contribution	2,852	163
Share of profit / (loss)	8,812	(7,328)
Decrease for control obtainment (Note 4)	-	(153)
Currency translation adjustment	9	(429)
Cash dividends (i)	(1,846)	(1,734)
Sale of associates	-	(7,178)
Capital reduction	(106)	(672)
Other comprehensive loss	(1,244)	-
Deconsolidation (ii)	29,176	-
Reclassification to held-for-sale	(2,070)	-
Incorporation by business combination	2,517	212
Others	4	(105)
End of the year (iii)	75,111	36,212

(i)
See Note 32.
(ii)
Includes Ps. (17) and Ps. (8,658) reflecting interests in companies with negative equity as of June 30, 2020 and 2019, respectively, which are disclosed in “Provisions” (see Note 21).

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2020 and 2019, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2020, 2019 and 2018:

	% of ownership interest held			Value of Group's interest in equity		Group's interest in comprehensive income
Name of the entity	06.30.20	06.30.19	06.30.18	06.30.20	06.30.19	06.30.20	06.30.19	06.30.18

New Lipstick	49.96%	49.96%	49.90%	467	(8,658)	7,633	(3,199)	(5,292)
BHSA (1)	29.91%	29.91%	29.91%	4,073	4,451	(380)	(2,411)	416
Condor (2)	18.89%	18.89%	28.10%	1,481	1,392	120	39	596
PBEL	45.00%	45.40%	45.40%	-	1,979	-	(117)	416
Shufersal (5)	26.02%	26.02%	33.56%	28,111	23,013	5,215	297	-
Quality (3)	50.00%	50.00%	50.00%	2,101	1,869	185	(583)	876
La Rural S.A.	50.00%	50.00%	50.00%	203	101	102	144	(44)
TGLT	30.50%	-	-	2,059	-	(116)	-	-
Cresca S.A. (4)	50.00%	50.00%	50.00%	21	20	(16)	18	1
Mehadrin	45.41%	45.41%	45.41%	-	4,845	-	(111)	1,276
Gav-Yam	34.90%	-	-	27,277	-	(786)	-	-
Other associates and joint ventures	-	-	-	9,318	7,200	(3,136)	(1,834)	2,368
Total associates and joint ventures				75,111	36,212	8,821	(7,757)	613

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is additional information about the Group's investments in associates and joint ventures:

				Last financial statement issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Income / (loss) for the year	Shareholders' equity

New Lipstick	United States	Real Estate	N/A	-	(*) 179	(*) (31)
BHSA (1)	Argentina	Financing	448,689,072	(***) 1,500	(***) (1,272)	(***) 13,186
Condor (2)	United States	Hotel	2,245,100	(*) 232	(*) (9)	(*) 86
PBEL	India	Real Estate	(**) 1	(**) (2)	(**) -	(**) (2)
Shufersal (5)	Israel	Retail	123,917,650	(**) 1,399	(**) 310	(**) 1,930
Mehadrin	Israel	Agriculture	N/A	N/A	N/A	N/A
Gav-Yam	Israel	Real Estate	639,727	(**) 1,356	(**) 411	(**) 3,496
Quality (3)	Argentina	Real Estate	163,039,244	326	370	4,140
La Rural S.A.	Argentina	Event organization and others	714,498	1	224	327
TGLT	Argentina	Real Estate	279,502,813	925	(311)	6,004

N/A: Not applicable.

(1)
BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium business and large companies. The market price of the share is 8.45 pesos per share. The effect of the treasury shares in the BHSA portfolio is considered for the calculation.
(2)
Condor is an investment company focused on US hotels. The price of its shares as of June 30, 2020 is US$ 4.07 per share
(3)
Quality is dedicated to the exploitation of the San Martín property (former property of Nobleza Piccardo S.A.I.C. and F.).
(4)
Cresca is a joint venture between the Company and Carlos Casado S.A. with agricultural operations in Paraguay.
(5)
Shufersal is a company that has supermarkets and pharmacies in Israel, the market price of the share is NIS 22,59 as of June 30, 2019.

(*)
Amounts presented in millions of US dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest will a three-month lag including any material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Amounts as of June 30, 2020, prepared in accordance with BCRA’ regulations. For the purpose of the valuation of the investment in the Company, the adjustments necessary to adequate the Financial Statements to IFRS have been considered

New Lipstick

On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, as set forth in the lease (hereinafter, “Ground Lease”), Metropolitan (a company where IRSA holds, indirectly, a 49.96% interest) executed an agreement with the Ground Lease lessor to conclude the relationship and terminate the ground lease, abandoning the administration of the building. As a consequence of the foregoing, Metropolitan derecognised the liability associated to the ground lease, as well as all assets and liabilities associated to the building and the administration. Pursuant to such agreement, Metropolitan was fully released from liability except for (i) claims for liabilities prior to June 1, 2020, from those persons who performed works or rendered services in the Building or for Metropolitan and (ii) claims from persons who had an accident in the property after August 7, 2020.

Gav-Yam

Considering that, on June 30, 2020, the market value of Gav-Yam was lower than its carrying value, PBC management considered whether there may be signs of impairment of the investment in such company. Based on the management´s review, with the assistance of external advisors, PBC considered that there was no evidence of investment impairment. Some of the factors considered are listed below:

●
The price of Gav-Yam shares has been significantly volatile since mid-March 2020; therefore, the fact that the market cap of the company was lower than the carrying value as of June 30, 2020 has not been considered as tantamount to a significant or sustained decrease;
●
On August 4, 2020, Aharon Frenkel purchased approximately 8.6% of Gav-Yam´s capital stock at a value of NIS 2,091/share, which circumstance reinforces the management´s conclusions;
●
Gav-Yam income as of March 31, 2020 and June 30, 2020 show that Gav-Yam is a stable company with a high quality and wide-ranging client portfolio.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Set out below is summarized financial information of the associates and joint ventures considered material to the Group:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held	Interest in associates / joint ventures	Goodwill and others	Book value
	As of June 30, 2020
Associates
BHSA	76,869	43,610	102,290	4,629	13,560	29.91%	4,056	17	4,073
Gav-Yam	41,963	165,878	19,791	117,752	70,298	34.90%	24,534	2,743	27,277
Shufersal	73,348	187,032	91,899	129,224	39,257	26.02%	10,213	17,898	28,111

Joint ventures
Quality Invest (ii)	4	5,525	87	1,302	4,140	50.00%	2,070	31	2,101

	As of June 30, 2019
Associates
BHSA	87,812	31,989	89,513	15,287	15,001	29.91%	4,487	35	4,451
PBEL	3,173	853	632	12,128	(8,734)	45.00%	(3,930)	5,910	1,980
Shufersal	51,741	89,475	54,708	54,794	31,714	26.02%	8,253	14,761	23,014

Joint ventures
Quality Invest (ii)	24	4,921	118	1,152	3,675	50.00%	1,838	32	1,870
Mehadrin	11,890	15,318	13,068	3,719	10,421	45.41%	4,733	112	4,846

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividends distributed to non-controlling shareholders	Cash of operating activitie	Cash of investment activities	Cash of financial activities	Net increase / (decrease) in cash and cash equivalents
	Year ended June 30, 2020 (i)
Associates
BHSA	13,033	(1,272)	(1,272)	-	4,656	37	(3,465)	1,228
Gav-Yam	11,551	6,765	5,456	3,587	5,086	(5,723)	15,869	15,232
Shufersal	218,000	5,046	4,500	1,435	21,874	(2,709)	(13,793)	5,372

Joint ventures
Quality Invest (ii)	4	5,525	87	1,302	4,140	1	2,070	31

	Year ended June 30, 2019 (i)
Associates
BHSA	24,306	2,426	2,426	358	11,348	(2,917)	(7,209)	1,222
PBEL	12	(260)	(319)	-	57	239	(306)	(10)
Shufersal	165,640	3,165	3,148	2,448	4,457	(11,530)	1,396	(5,677)

Joint ventures
Quality Invest (ii)	35	(1,167)	(1,167)	-	(124)	-	124	-
Mehadrin	17,330	775	819	-	671	(277)	(1,262)	(868)

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

As of June 30, 2020, BHSA has a remnant of 35.2 million Class C treasury shares of a par value of Ps. 1 received in 2009 as a result of certain financial transactions. The Annual Shareholders' Meeting decided to allocate 35.1 million of such shares to an employee compensation plan pursuant to Section 67 of Law 26,831. The remaining shares belong to third party holders of Stock Appreciation Rights, who have failed to produce the documentation required for redemption purposes. As of June 30, 2020, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.91%.

The Group estimated that the value in use of its investment in BHSA as of June 30, 2020 and 2019 amounted to Ps. 5,933, Ps. 5,521, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:

-
The Group considered 7 years as the horizon for the projection of BHSA cash flows.
-
The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

-
The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-
The discount rate used to discount actual dividend flows was 13.82% in 2020 and 14.37% in 2019.
-
The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of Ps. 536 for 2020 and of Ps.503 for 2019.
Puerto Retiro (joint venture):

At present, this 8.3-hectare plot of land, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

Puerto Retiro was involved in a judicial bankruptcy action brought by the National Government. The current Board of Directors would not be held personally liable with regard to this action. Management and legal counsel of the Company believe that there are sufficient legal and technical arguments to consider that the petition for extension of the bankruptcy case will be dismissed by the court. However, in view of the current status of the action, its result cannot be predicted.

Moreover, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code of Argentina. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign to the bidding / privatization carried out for the sale of Tandanor shares. On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the president of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (“decomiso”) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court`s judgment were read on November 11, 2018. From that moment, all the parties were able to present the appeals. Given this fact, an extraordinary appeal was filed, which was rejected, and as a result, a complaint was filed for a rejected appeal, which was granted. Consequently, the appeal is under study in the Argentine Supreme Court of Justice.

In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (“prohibición de innovar”) and not to contract with respect to the property disputed in the civil action. As a result of this complaint, the Federal Oral Court No. 5 formed an incident and ordered and executed the closure of the property where the lease agreements were being executed (a heliport and a mooring), in order to enforce compliance with the measure before mentioned. As a result of this circumstance, it was learned that the proceedings were turned over to the Criminal Chamber for the allocation of the court to investigate the possible commission of a crime of disobedience. As of the date of issuance of these financial statements there has been no news about the progress of this cause.

Faced with the evolution of the legal cases that affect it and based on the reports of its legal advisors, Puerto Retiro Management has decided to register in fiscal year 2019 an allowance equivalent to 100% of the book value of its investment property, without prejudice to reverse it when a favorable ruling is obtained in the interposed actions.

9.
Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2020 and 2019 were as follows:

	06.30.20		06.30.19
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	45,415	289,601	38,116	325,559
Reclassifications of previous periods (IFRS 16)	-	426	-	-
Currency translation adjustment	(670)	53,460	59	(3,001)
Additions	3,621	1,838	5,165	6,446
Additions of capitalized leasing costs	4	16	11	4
Depreciation of capitalized leasing costs (i)	(6)	(9)	(9)	(4)
Transfers	6,116	(28,781)	849	1,135
Disposals	(1,740)	(13,412)	(2,122)	(3,676)
Balance incorporated by business combination	-	244	-	-
Deconsolidation	(1,694)	(155,846)	-	-
Capitalized finance costs	-	-	217	16
Net gain / (loss) from fair value adjustment	28,523	3,061	3,129	(36,878)
Fair value at the end of the year	79,569	150,598	45,415	289,601

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 27)
(ii)
Ps. 1,694 corresponde a La Maltería y Ps. 155,846 a Gav-Yam.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is the balance by type of investment property of the Group as of June 30, 2020 and 2019:

	06.30.20	06.30.19
Leased out farmland	4,129	2,633
Rental properties	191,175	287,149
Undeveloped parcels of land	27,534	33,713
Properties under development	7,329	11,521
Total	230,167	335,016

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. Book amount of those properties amounts to Ps. 18,171 and Ps. 15,510 as June 30, 2020 and 2019, respectively.

The following amounts have been recognized in the Statements of Income:

	06.30.20	06.30.19	06.30.18
Rental and services income	22,131	30,504	27,869
Direct operating expenses	(8,983)	(8,385)	(7,699)
Development expenses	121	(87)	(4,206)
Net realized gain from fair value adjustment of investment property	1,080	822	527
Net unrealized gain / (loss) from fair value adjustment of investment property	30,380	(38,568)	23,554

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

Valuation techniques used for the estimation of fair value of the investment property

Agricultural business

For all leases of agricultural land with a total valuation of Ps. 4,193 and Ps. 5,598 for fiscal years ended on June 30, 2020 and 2019, respectively, the valuation was determined using comparable values. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare.

Urban properties and investments business

Argentina operations center

The Group has defined valuation techniques according to the characteristics of each property and the type of market in which these assets are located, in order to maximize the use of observable information available for the determination of fair value.

For the Shopping Malls there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, being a business denominated in pesos, are highly related to the fluctuation of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of Gross Domestic Product (GDP) growth, the evolution of inflation, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

●
Future cash flow projected income based on the current locations, type and quality of the properties, backed by the lease agreements that the Company has signed with its tenants. The Company's revenues are equal to the higher of: i) a Minimum Insured Fixed Value (“VMA”) and ii) a percentage of the tenant's sales in each Shopping Mall. Accordingly, estimates of the evolution of the Gross Domestic Product (“GDP) and the Inflation of the Argentine economy, as provided by an external consultant were used to estimate the evolution of tenant sales, which have a high correlation with these macroeconomic variables. These macroeconomic projections were contrasted with the projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Cooperation and Development (“OECD”) and with the Survey of Market Expectations (“REM”), which consists of a Survey prepared by the Central Bank of Argentina (BCRA) aimed to local and foreign specialized analysts in order to allow a systematic follow-up of the main short and medium term macroeconomic forecasts on the evolution of the Argentine economy.
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
●
The estimation of the WACC discount rate was determined according to the following components:

a)
United State Governments Bonds risk-free rate;
b)
Industry beta, considering comparable companies from the United States, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;
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

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. In general terms, the measure adopted on September 1, 2019 by the BCRA sets forth that exporters of goods and services should settle foreign currency from abroad in the local exchange market 5 days after the collection of such funds, at the latest. Furthermore, it provides that legal entities residing in Argentina may buy foreign currency without restrictions for imports or payments of debts on the maturity date thereof, although they shall apply for the BCRA´s prior authorization for the purposes of: buying foreign currency in order to form external assets, prepaying debts, making remittances of profits and dividends abroad or transferring funds abroad. Likewise, pursuant to such regulations, access to the market by natural persons for the purchase of dollars was restricted. Afterwards, the BCRA implemented stricter measures, further limiting access to the foreign exchange market (see Note 39 to these consolidated financial statements).

At present, purchase and sales transactions for office buildings may be settled in Pesos (by using an implicit foreign exchange rate higher than the official one) or in dollars. However, due to the restrictions applicable to access to dollars to which market participant are subject (most of them are domestic companies and local subsidiaries of foreign companies, all of them subject to the foreign exchange restrictions described above), the chances that a natural person or legal entity may obtain the funds required to execute a transaction in dollars are remote. Consequently, the most probable scenario is that any sale of office buildings/reserves be settled in Pesos at an implicit foreign exchange rate higher than the official one. This is evidenced by the transactions consummated by the Company prior to and after the closing of these financial statements. (See Note 4 and Note 39 to the consolidated financial statements). Therefore, the

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

                Company has valued its office buildings and land reserves as of the fiscal year-end taking into account the circumstances described above, which represents a gain with respect to the values previously recorded.

In certain situations, it is complex to determine reliably the fair value of developing properties. In order to assess whether the fair value of a developing property can be determined reliably, management considers the following factors, among others:
● The provisions of the construction contract.
● The stage of completion.
● Whether the project / property is standard (typical for the market) or non-standard.
● The level of reliability of cash inflows after completion.
● The specific development risk of the property.
● Previous experience with similar constructions.
● Status of construction permits.

There were no changes in the valuation techniques during the year.

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

There were no changes in valuation techniques during the years ended June 30, 2020 and 2019.

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				Sensitivity (i)
				06.30.20		06.30.19
Description	Valuation technique	Parameters	Range fiscal year 2019 / (2018)	Increase	Decrease	Increase	Decrease
Rental properties in Israel - Offices (Level 3)	Discounted cash flows	Discount rate	7.50% to 9.75% /	(406)	539
			(7.00% to 9.00% )			(3,816)	4,353
		Weighted average rental value per square meter (m2) per month, in NIS	NIS 77 / (NIS 63)/	366	(366)

						6,713	(6,713)
Rental properties in Israel - Commercial use (Level 3)	Discounted cash flows	Discount rate	7.50% to 7.80% /	(198)	261
			(7.00% to 9.00%)			(1,931)	2,207
		Weighted average rental value per square meter (m2) per month, in NIS	NIS 41 / (NIS 87)	165	(165)

						3,047	(3,047)
Rental properties in Israel - Industrial use (Level 3)	Discounted cash flows	Discount rate	N/A	N/A	N/A
			(7.75% to 9.00%)			(717)	815
		Weighted average rental value per square meter (m2) per month, in NIS	N/A / (NIS 31)	N/A	N/A

						1,731	(1,731)
Rental properties in USA - HSBC Building (Level 3)	Discounted cash flows	Discount rate	4.75% / (6.25%)	(6,059)	7,507	(2,181)	2,31
		Weighted average rental value per square meter (m2) per month, in US$	$US 79 /(US$ 73)	6,284	(6,284)

						4,772	(4,772)
Rental properties in USA - Las Vegas project (Level 3)	Discounted cash flows	Discount rate	6.50% / (8.50%)	(1,792)	2,512	(467)	493
		Weighted average rental value per square meter (m2) per month, in US$	$US 25 /(US$ 33)	(1,307)	1,307

						586	(586)
Shopping Malls in Argentina (Level 3)	Discounted cash flows	Discount rate	12.18% / (12.10% )	(4,252)	5,207	(4,668)	5,821
		Growth rate	2.3% / (3%)	2,027	(1,655)	2,195	(1,761)
		Inflation	(*)	8,852	(7,282)	4,088	(3,742)
		Devaluation	(*)	(4,115)	5,030	(4,338)	6,237
Plot of land in Argentina (Level 3)	Comparable with incidence adjustment	Value per square meter (m2)	Ps. 30,148 / (Ps. 14,312)	2,159	(2,159)	1,336	(1,336)
		% of incidence	30% / (30%)	7,196	(7,196)	4,458	(4,458)
Properties under development in Israel (Level 3)	Estimated fair value of the investment property after completing the construction	Weighted average construction cost per square meter (m2) in NIS	5,787 NIS/m2 /
			(5,787 NIS/m2)
		Annual weighted average discount rate	7.00% to 9.00% /	(1,307)	1,307
			(7.00% to 9.00%)			(918)	918

(*)
For the next 5 years, an average AR$ / US$ exchange rate with an upward trend was considered, starting at Ps. 59.81 (corresponding to the year ended June 30, 2020) and arriving at Ps.243.89. In the long term, a nominal devaluation rate of 2.1% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 47.9% (corresponding to the year ended June 30, 2020) and stabilizes at 23.2% after 5 years.

(i)
Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation, 10% for the devaluation, 50 points for the discount rate of Israel and USA, and 1% for the value of the m2.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2018 and 2017 were as follows:

	Owner occupied farmland (i)	Bearer plant (v)	Buildings and facilities	Machinery and equipment	Communication networks	Others (ii)	Total
Balance as of June 30, 2018	18,198	1,166	4,900	763	21,383	5,663	52,073
Costs	20,035	1,450	11,690	2,322	87,309	10,920	133,726
Accumulated depreciation	(1,837)	(284)	(6,790)	(1,559)	(65,926)	(5,257)	(81,653)
Net book amount at June 30, 2018	18,198	1,166	4,900	763	21,383	5,663	52,073

Currency translation adjustment	(545)	(55)	89	96	(550)	(364)	(1,329)
Additions	793	582	549	147	4,599	2,353	9,023
Transfers	652	-	950	19	-	-	1,621
Disposals	(436)	-	(1)	(3)	(43)	(24)	(507)
Depreciation charge (iii)	(229)	(294)	(510)	(140)	(3,792)	(1,810)	(6,775)
Balance as of June 30, 2019	18,433	1,399	5,977	882	21,597	5,818	54,106

Costs	20,498	1,978	13,278	2,581	91,315	12,884	142,534
Accumulated depreciation	(2,065)	(579)	(7,301)	(1,699)	(69,718)	(7,066)	(88,428)
Net book amount at June 30, 2019	18,433	1,399	5,977	882	21,597	5,818	54,106

Additions	761	312	507	82	3,417	1,775	6,854
Disposals	(120)	-	(64)	(6)	(3,197)	(111)	(3,498)
Desconsolidation	-	-	(423)	(594)	-	(44)	(1,061)
Incorporation by business combination	7,151	-	1,614	377	-	332	9,474
Currency translation adjustment	(887)	(238)	447	189	3,551	1,229	4,291
Transfers	(1,336)	(2)	(1,141)	(34)	377	(378)	(2,514)
Depreciation charge (i)	(271)	(343)	(477)	(107)	(4,631)	(1,867)	(7,696)
Balance as of June 30, 2020	23,731	1,128	6,440	789	21,114	6,754	59,956

Costs	30,627	1,885	13,554	4,743	100,931	13,563	165,303
Accumulated depreciation	(6,896)	(757)	(7,114)	(3,954)	(79,817)	(6,809)	(105,347)
Net book amount at June 30, 2020	23,731	1,128	6,440	789	21,114	6,754	59,956

(i) On January 9, 2017, the INRA released a report declaring that Las Londras farm (4565 ha.), with a book value of Ps. 540 as of June 30, 2020, is within the area of the “Guarayos Forestry Reserve” and establishes that the property of Agropecuaria Acres del Sud S.A. should be reduced to 50 hectares, while the remaining acreage would be reverted upon as a fiscal land once the process is concluded. It should be noted that the report is preliminary and is subject to appeal by the interested parties. The Company exercising its rights presented an administrative filing and within the associations of producers that the company is part of. Recently a census was ordered in the affected area, but no definitive resolution was issued to delimit the reservation. At the same time, a claim was made to our sellers to respond for eviction by virtue of the declarations and guarantees granted at the time of the sale of the property.
(ii) Includes furniture and fixtures and vehicles.
(iii) Amortization charge was recognized in the amount of Ps. 5,909 and Ps. 5,631 under "Costs", in the amount of Ps. 784 and Ps. 409 under "General and administrative expenses" and Ps. 1,533 and Ps. 114 under "Selling expenses" as of June 30, 2019 and 2018, respectively in the Statements of Income (Note 27) and Ps. 738 and Ps. 583 were capitalized as part of biological assets’ cost. In addition, a charge of Ps. 912 and Ps. 2,200 was recognized under "Discontinued operations" as of June 30, 2020 and 2019, respectively.
(iv) See Note 4. Includes other non-significant business combinations.
(v) Corresponds to the plantation of sugarcane with a useful life of more than one year.

11.
Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2020 and 2019 were as follows:

	Completed properties	Properties under development (i)	Undeveloped properties	Total
As of June 30, 2018	5,846	12,124	4,116	22,086
IFRS 15 adjustments	(1,558)	(6,767)	-	(8,325)
Additions	-	3,603	61	3,664
Currency translation adjustment	(633)	(499)	(217)	(1,349)
Transfers	3,470	(2,803)	(614)	53
Impairment	-	-	(46)	(46)
Capitalized finance costs	-	17	-	17
Disposals	(4,439)	(3,283)	-	(7,722)
As of June 30, 2019	2,686	2,392	3,300	8,378
Additions	24	1,640	563	2,227
Capitalized finance costs	-	93	-	93
Currency translation adjustment	302	33	543	878
Transfers	1,238	(990)	(33)	215
Desconsolidation	-	(155)	-	(155)
Disposals	(2,226)	(2,185)	(53)	(4,464)
As of June 30, 2020	2,024	828	4,320	7,172

	06.30.20	06.30.19
Non-current	4,856	7,855
Current	2,316	523
Total	7,172	8,378

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(i)
Includes Zetol and Vista al Muelle plots of land, which have been mortgaged to secure Group's borrowings. The net book value amounted to Ps. 407 as of June 30, 2020 and 2019, respectively. Additionally, the Group has contractual obligations not provisioned related to these plot of lands committed when certain properties were acquired or real estate projects were approved, and amount to Ps. 432 and Ps. 578, respectively. Both projects are expected to be completed in 2029.

12.
Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2020 and 2019 were as follows:

	Goodwill business	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others (iii) (iv)	Total
Balance as of June 30, 2018	7,105	6,842	2,615	5,117	3,742	2,575	27,996
Costs	7,105	7,265	9,718	15,399	6,995	6,753	53,235
Accumulated depreciation	-	(423)	(7,103)	(10,282)	(3,253)	(4,178)	(25,239)
Net book amount at June 30, 2018	7,105	6,842	2,615	5,117	3,742	2,575	27,996

Assets incorporated by business combination (i)	-	-	-	-	31	-	31
Impairment	(184)	-	-	-	-	-	(184)
Currency translation adjustment	(189)	(200)	(97)	(312)	(87)	53	(832)
Transfers	-	-	-	-	3	(3)	-
Additions	-	-	-	15	1,531	2,190	3,736
Disposals	-	-	-	-	(61)	-	(61)
Depreciation charge (i)	-	(125)	(216)	(1,669)	(1,305)	(1,353)	(4,668)
Balance as of June 30, 2019	6,732	6,517	2,302	3,151	3,854	3,462	26,018

Costs	6,732	7,064	9,621	15,102	8,412	8,993	55,924
Accumulated depreciation	-	(547)	(7,319)	(11,951)	(4,558)	(5,531)	(29,906)
Net book amount at June 30, 2019	6,732	6,517	2,302	3,151	3,854	3,462	26,018

Additions	-	-	-	-	1,572	2,965	4,537
Disposals	-	-	-	(18)	(137)	-	(155)
Deconsolidation	(3,259)	-	-	-	(22)	-	(3,281)
Transfers	1	-	-	-	9	(64)	(54)
Assets incorporated by business combination	11	-	-	38	19	-	68
Currency translation adjustment	2,336	1,233	397	432	665	692	5,755
Depreciation charge (i)	-	(122)	(279)	(1,128)	(1,705)	(1,462)	(4,696)
Balance as of June 30, 2020	5,821	7,628	2,420	2,475	4,255	5,593	28,192

Costs	5,821	8,421	11,289	23,731	8,043	13,751	71,056
Accumulated depreciation	-	(793)	(8,869)	(21,256)	(3,788)	(8,158)	(42,864)
Net book amount at June 30, 2020	5,821	7,628	2,420	2,475	4,255	5,593	28,192

(i)
Amortization charge was recognized in the amount of Ps. 343 and Ps. 1,052 under "Costs", in the amount of Ps. 1, 653 and Ps. 2,265 under "General and administrative expenses" and Ps. 2,700 and Ps. 2,238 under "Selling expenses" as of June 30, 2020 and 2019, respectively in the Statements of Income (Note 27). In addition, a charge of Ps. 529 was recognized under "Discontinued operations" as of June 30, 2019.

The goodwill assigned to real estate in Israel amounts to NIS 268 (Ps. 5,451 at the exchange rate at the end of the financial year 2020), the one assigned to supermarkets amounted to NIS 192 and the assigned to Israel real state amounted to NIS 113. The rest is goodwill that is allocated to the real estate segment of Argentina.

Goodwill impairment test

The Group performs an annual impairment test of the goodwill. For fiscal year 2020, the recoverable value obtained for said test corresponding to the CGUs where the goodwill is assigned (Israel's Telecommunications) was calculated based on the fair value (market value) minus the costs of sale.

For the fiscal year 2019, based on the significant decrease in the market value of Cellcom and its results in the last financial year, caused by the greater competition in the cell phone market in Israel as a result of the entry of new competitors, the Group calculated the recoverable value at the end of the year of the telecommunications CGU based on the value in use of the assets. This test resulted in the goodwill attributable to Cellcom for an amount of Ps. 4,569 (NIS 268) being recoverable.

The value in use as of June 30, 2019, was determined by an independent appraiser and was estimated at Ps. 84,159 (NIS 4,936).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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
The recoverable amount of the CGU would be equal to the book value in the scenarios in which the relevant variables are the following, in the event that the rest of the variables remain constant:

Annual net discount rate after taxes	9.20%
ARPU (average monthly income per user) during the representative term (excludes income from international hosting and roaming)	NIS 53

13.
Rights of use of assets

Below is the composition of the rights of use of the Group´s assets as of June 30, 2020 and June 30, 2019:

	06.30.20	06.30.19
Farmland	2,027	-
Offices, shopping malls and other buildings	4,116	-
Communication networks	11,004	-
Machinery and equipment	34	-
Others	4,747	-
Right-of-use assets	21,928	-

Non-current	21,928	-
Total	21,928	-

Changes in the Group´s rights of use during the fiscal year ended June 30, 2020, were as follows:

06.30.20
IFRS 16 initial adjustments	16,374
Additions (i)	8,859
Disposals	(4)
Transfer	164
Previsions	69
Amortization charges	(5,388)
Currency translation adjustment	1,779
Deconsolidation	(42)
Valorization	117
Total saldo al cierre	21,928

(i) Includes incorporation by business combination

Depreciation charge for rights of use is detailed below:

	06.30.20	06.30.19
Farmland	254	-
Offices, shopping malls and other buildings	538	-
Communication networks	3,155	-
Others	1,018	-
Depreciation charge of right-of-use assets	4,965	-

Other charges to income related to rights of use were as follows:

06.30.20
Right-of-use interests	(134)
Results from short-term leases	19,610
Results from variable leases not recognized as lease liabilities	797

 The average discount rate and the term of liability for lease recognized as of June 30, 2020 are detailed below:

Agricultural business		Operations Center Argentina		Operations Center Israel
Average discount rate	Maturity date	Average discount rate	Maturity date	Average discount rate	Maturity date
6.9%	2022-2050	10,61%	2023-2041	3%	2022-2090

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the years ended June 30, 2020 and 2019 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Dairy cattle	Other cattle	Others	Total
Level 1		Level 3	Level 3	Level 2	Level 2	Level 2	Level 1
Balance as of June 30, 2018	131	587	1,003	2,164	-	124	33	4,042

Non-current (Production)	-	-	-	1,944	-	35	33	2,012
Current (Consumable)	131	587	1,003	220	-	89	-	2,030
Balance as of June 30, 2018	131	587	1,003	2,164	-	124	33	4,042

Purchases	-	-	-	134	-	336	-	470
Changes by transformation	(131)	131	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	1,635	552	(10)	-	111	-	2,288
Decrease due to harvest	-	(7,338)	(2,435)	-	-	-	-	(9,773)
Sales	-	-	-	(707)	-	(3)	-	(710)
Consumptions	-	-	-	(6)	-	(384)	(4)	(394)
Costs for the year	140	6,743	2,002	832	-	18	5	9,740
Foreign exchange gain / (loss)	-	3	(29)	(37)	-	-	-	(63)
Balance as of June 30, 2019	140	1,761	1,093	2,370	-	202	34	5,600

Non-current (Production)	-	-	-	1,744	-	27	34	1,805
Current (Consumable)	140	1,761	1,093	626	-	175	-	3,795
Balance as of June 30, 2019	140	1,761	1,093	2,370	-	202	34	5,600

Transfers	(145)	145	-	-	-	-	-	-
Purchases	-	-	-	176	-	110	-	286
Initial recognition and changes in the fair value of biological assets (i)	-	1,312	1,243	182	-	77	-	2,814
Decrease due to harvest	-	(9,520)	(3,448)	-	-	-	-	(12,968)
Sales	-	-	-	(1,608)	-	(1)	-	(1,609)
Consumptions	-	-	-	(4)	-	(359)	(7)	(370)
Costs for the period year	439	7,544	2,369	1,074	-	-	5	11,431
Incorporation by business combination	-	62	-	-	-	-	-	62
Foreign exchange gain / (loss)	(191)	(233)	(229)	(61)	-	-	-	(714)
Balance as of June 30, 2020	243	1,071	1,028	2,129	-	29	32	4,532

Non-current (Production)	-	-	-	1,700	-	27	32	1,759
Current (Consumable)	243	1,071	1,028	429	-	2	-	2,773
Balance as of June 30, 2020	243	1,071	1,028	2,129	-	29	32	4,532

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 259 and Ps. 101 for the fiscal years ended June 30, 2020 and 2019, respectively. For the fiscal years ended June 30, 2020 and 2019, amounts of Ps. 271 and Ps. (93), was attributable to price changes, and amounts of Ps. (12) and Ps. 194, was attributable to physical changes generated by production result, respectively.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

During years ended June 30, 2020 and 2019, there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 12,981 and Ps. 9,790 for the years ended June 30, 2020 and 2019, respectively.

When no quoted prices are available in an active market, the Group uses a range of valuation models. The following table presents main parameters:

				Sensitivity (i)
				06.30.20		06.30.19
Description	Valuation technique	Parameters	Range fiscal year 2018	Increase	Decrease	Increase	Decrease
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category
Sown land-crops (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices	Argentina
			Yields: 0.61 - 11.05 tn./ha.	86	(86)	177	(177)
			Future of sale prices: 9,283 - 19,964 $/tn	123	(123)	239	(239)
			Operating cost: 2,126 - 20,781 $/ha	(51)	51	(99)	99
			Bolivia:
			Yields: 5.00 tn./ha.	-	-	9	(9)
			Future of sale prices: 160 US$/tn.	-	-	19	(19)
			Operating cost: 56 US$./ha.	-	-	(10)	10
Sugarcane fields (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices - Discount rate	Brazil:
			Yields: 84.40 tn/ha	142	(142)	176	(176)
			Future of sale prices: 94.04 Rs./tn.	207	-207	256	(256)
			Operating cost: 60.16 Rs./tn.	(160)	160	(199)	199
			Bolivia:
			Yields: 65 - 104 tn./ha.	13	(13)	-	-
			Future of sale prices: 22.56 US$/tn	27	(27)	(3)	3
			Operating cost: 445 - 461 US$/ha.	(15)	15	3	(3)

(i) Sensitivities for the biological assets measured at Level 3 have been modeled considering a 10% change in the indicated variable, all else being equal.

As of June 30, 2020 and 2019, the better and maximum use of biological assets shall not significantly differ from the current use.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Inventories

Breakdown of Group’s inventories as of June 30, 2020 and 2019 are as follows:

	06.30.20	06.30.19
Crops	2,697	2,929
Materials and supplies	1,675	1,426
Seeds and fodders	275	300
Sugarcane	4	-
Beef	-	149
Agricultural inventories	4,651	4,804
Good for resale and supplies	-	3
Telephones and others communication equipment	1,714	1,569
Fruit	2,705	-
Others	-	27
Total inventories	9,070	6,403

As of June 30, 2020 and 2019 the cost of inventories recognized as expense amounted to Ps. 18,714 and Ps. 14,135, respectively and have been included in “Costs” in the Statements of Income.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2020 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	57,759	-	-	-	57,759	17,134	74,893
Investment in financial assets:
- Equity securities in public companies	-	574	230	-	804	-	804
- Equity securities in private companies	-	-	-	2,909	2,909	-	2,909
- Deposits	956	61	-	-	1,017	-	1,017
- Bonds	-	7,823	1,444	-	9,267	-	9,267
- Mutual funds	-	4,455	-	-	4,455	-	4,455
- Others	-	2,213	810	232	3,255	-	3,255
Derivative financial instruments:
- Crops options contracts	-	86	-	-	86	-	86
- Crops future contracts	-	15	-	-	15	-	15
- Foreign-currency options contracts	-	-	-	-	-	-	-
- Foreign-currency future contracts	-	16	128	-	144	-	144
- Swaps	-	-	17	-	17	-	17
- Warrants	-	-	-	142	142	-	142
- Others	61	-	20	-	81	-	81
Restricted assets (ii)	8,145	-	-	-	8,145	-	8,145
Financial assets held for sale
- Clal	-	3,377	-	-	3,377	-	3,377
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	27,031	-	-	-	27,031	-	27,031
- Short-term investments	63,765	10,130	-	-	73,895	-	73,895
Total assets	157,717	28,750	2,649	3,283	192,399	17,134	209,533

		Financial liabilities at fair value
	Financial liabilities at amortized cost	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	30,928	-	-	-	30,928	7,881	38,809
Borrowings (excluding finance lease liabilities) (Note 22)	418,807	-	-	-	418,807	-	418,807
Finance lease obligations (Note 22)	-	-	-	-	-	-	-
Derivative financial instruments:
- Crops options contracts	-	71	-	-	71	-	71
- Crops futures contracts	-	37	-	-	37	-	37
- Crops options contracts	-	171	50	-	221	-	221
- Swaps	-	-	95	-	95	-	95
- Forwards	-	-	61	-	61	-	61
- Others	-	-	956	20	976	-	976
Total liabilities	449,735	279	1,162	20	451,196	7,881	459,077

Financial assets and financial liabilities as of June 30, 2019 were as follows

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	49,341	-	-	-	49,341	13,547	62,888
Investment in financial assets:
- Equity securities in public companies	-	1,367	197	-	1,564	-	1,564
- Equity securities in private companies	-	-	-	2,610	2,610	-	2,610
- Deposits	5,301	51	-	-	5,352	-	5,352
- Bonds	-	22,430	1,518	966	24,914	-	24,914
- Mutual funds	-	10,289	-	-	10,289	-	10,289
- Others	-	3,411	623	500	4,534	-	4,534
Derivative financial instruments:
- Crops futures contracts	-	13	-	-	13	-	13
- Swaps	-	-	16	-	16	-	16
- Warrants	-	-	-	136	136	-	136
- Crops options contracts	-	46	-	-	46	-	46
- Foreign-currency options contracts	-	43	-	-	43	-	43
- Foreign-currency future contracts	-	3	41	-	44	-	44
- Others	-	-	17	-	17	-	17
Restricted assets (ii)	10,808	-	-	-	10,808	-	10,808
Financial assets held for sale
- Clal	-	22,638	-	-	22,638	-	22,638
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	10,142	-	-	-	10,142	-	10,142
- Short-term investments	74,873	4,289	-	-	79,162	-	79,162
Total assets	150,465	64,580	2,412	4,212	221,669	13,547	235,216

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	26,444	-	-	-	26,444	8,685	35,129
Borrowings (excluding finance lease liabilities) (Note 22)	477,432	-	-	-	477,432	-	477,432
Finance lease obligations (Note 22)	366	-	-	-	366	-	366
Derivative financial instruments:
- Crops futures contracts	-	103	-	-	103	-	103
- Foreign-currency contracts	-	36	-	-	36	-	36
- Crops options contracts	-	89	-	-	89	-	89
- Swaps	-	-	192	-	192	-	192
- Others	-	-	1,246	69	1,315	-	1,315
Total liabilities	504,242	228	1,438	69	505,977	8,685	514,662

(i) The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 22).
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

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.20			06.30.19
		Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	60,296	(2,537)	57,759	51,753	(2,412)	49,341
Financial liabilities
Trade and other payables	33,465	(2,537)	30,928	28,856	(2,412)	26,444

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2020
Interest income	1,059	-	1,059
Interest earned on operating assets	1,782	-	1,782
Interest expenses	(24,357)	-	(24,357)
Foreign exchange loss	(10,197)	-	(10,197)
Dividends income	168	-	168
Fair value gains financial assets at fair value through profit or loss	-	(9,862)	(9,862)
Gain from repurchase of Non-convertible Notes	2,885	-	2,885
Gain on financial instruments derived from commodities	-	439	439
Results from derivative financial instruments, net	-	(1,493)	(1,493)
Other financial income	236	-	236
Other financial results	(1,439)	-	(1,439)
Net result (i)	(29,863)	(10,916)	(40,779)

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2019
Interest income	983	-	983
Interest earned on operating assets	841	-	841
Interest expenses	(21,893)	-	(21,893)
Foreign exchange loss	2,633	-	2,633
Dividends income	97	-	97
Fair value gains financial assets at fair value through profit or loss	-	2,797	2,797
Gain / (loss) from repurchase of Non-convertible Notes	74	-	74
Gain on financial instruments derived from commodities	-	446	446
Results from derivative financial instruments, net	-	477	477
Other financial income	695	-	695
Other financial results	(971)	-	(971)
Net result (i)	(17,541)	3,720	(13,821)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2018
Interest income	1,267	-	1,267
Interest earned on operating assets	156	-	156
Interest expenses	(19,564)	-	(19,564)
Foreign exchange loss	(19,587)	-	(19,587)
Dividends income	209	-	209
Fair value loss in financial assets at fair value through profit or loss	-	(1,834)	(1,834)
Loss from repurchase of Non-convertible Notes	(5,908)	-	(5,908)
Results from derivative financial instruments, net	-	(743)	(743)
Loss from repurchase of Non-convertible Notes	-	(4)	(4)
Gain on financial instruments derived from commodities	-	56	56
Other financial results	(1,078)	-	(1,078)
Net result (i)	(44,505)	(2,525)	(47,030)

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

On December 30, 2014, the Commissioner sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Trustee’s continuity in office, among other aspects. Refer to Note 4 and Note 40 of these financial statements for the sale of Clal shares.

The following table presents the changes in Level 3 financial instruments as of June 30, 2020 and 2019:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	Investments in financial assets - Others	Investments in financial assets - Warrants	Total
Balance as of June 30, 2018	(51)	2,597	2,064	-	4,610
Additions and acquisitions	-	172	-	-	172
Transfer to level 1 (ii)	-	153	(197)	103	59
Currency translation adjustment	-	(65)	(31)	19	(77)
Gains and losses recognized in the year (i)	(18)	(247)	(370)	14	(621)
Balance as of June 30, 2019	(69)	2,610	1,466	136	4,143
Additions and acquisitions	-	35	-	-	35
Transfer to level 1 (ii)	-	-	-	351	351
Currency translation adjustment	(7)	476	106	245	820
Write off	-	-	(977)	(610)	(1,587)
Gains and losses recognized in the year (i)	56	(212)	(363)	20	(499)
Balance as of June 30, 2020	(20)	2,909	232	142	3,263

(i)
Included within “Financial results, net” in the Statements of income.
(ii)
The Group transferred a financial asset measured at fair value from level 3 to level 1, because it began trading in the stock exchange.

During the fiscal year ended June 30, 2020 and 2019, shares of private companies were transferred from level 3 to level 1 when they began trading. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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
			Level 3	1 - 3.5
Derivative financial instruments Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

(*) An increase in the discount rate would decrease the value of investments in private companies, while an increase in projected revenues would increase their value.

As of June 30, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group.

17.
Trade and other receivables

Group’s trade and other receivables as of June 30, 2020 and 2019 were as follows:

	06.30.20	06.30.19
Trade, leases and services receivable	45,922	42,794
Less: allowance for doubtful accounts	(3,850)	(2,706)
Total trade receivables	42,072	40,088
Prepaid expenses	11,839	8,462
Guarantee deposits	3	3
Tax credits	1,548	1,632
Borrowings granted, deposits, and other balances	7,642	4,192
Others	7,939	5,805
Total other receivables	28,971	20,094
Total trade and other receivables	71,043	60,182

Non-current	27,326	21,730
Current	43,717	38,452
Total	71,043	60,182

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 34.

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

	06.30.20	06.30.19
Beginning of the year	2,706	1,861
IFRS 15 adjustments	-	194
Recoveries (i)	(113)	(92)
Used during the year	(720)	(472)
Additions (i)	1,081	806
Currency translation adjustment	1,103	646
Deconsolidation	(20)	-
Incorporation by business combination	(180)	-
Transfer to / from assets available for sale	18	-
Inflation adjustment	(25)	(237)
End of the year	3,850	2,706

(i)
The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Statements of Income (Note.27).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2020 and 2019 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Statement of Financial Position):

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	599	67	115	2,622	787	4,190	9.2%
Consumer financing	-	-	-	-	16	16	0.0%
Sale of properties and developments	189	5	5	5,606	1	5,806	12.6%
Sale of communication equipment	-	-	-	13,674	468	14,142	30.8%
Telecommunication services	1,485	-	447	12,240	2,535	16,707	36.4%
Agricultural products	1,571	264	122	3,027	43	5,027	10.9%
Securities to deposit	3	-	-	31	-	34	0.1%
Total as of 06.30.20	3,847	336	689	37,200	3,850	45,922	100%

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Agricultural products	91	-	19	1,561	32	1,703	4.0%
Shopping leases and services	344	15	13	780	21	1,173	2.7%
Office leases and services	420	124	176	2,758	472	3,950	9.2%
Hotel leases and services	-	-	-	147	-	147	0.3%
Consumer financing	-	-	-	-	23	23	0.1%
Sale of communication equipment	-	-	-	14,234	204	14,438	33.7%
Sale of properties and developments	86	14	14	6,883	26	7,023	16.4%
Telecommunication services	1,604	-	495	10,310	1,928	14,337	33.6%
Total as of 06.30.19	2,545	153	717	36,673	2,706	42,794	100%

18.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2020, 2019 and 2018.

	Note	06.30.20	06.30.19	06.30.18
(Loss) / Profit for the period		20,003	(40,729)	27,420
Profit from discontinued operations		(18,085)	(7,140)	(36,441)
Adjustments for:
Income tax	23	8,107	780	(9,964)
Amortization and depreciation	27	16,425	10,822	9,741
(Gain) / Loss from disposal of property, plant and equipment		-	(3)	4
Net (gain) / loss from fair value adjustment of investment properties		(30,992)	37,746	(18,971)
Share-based compensation		211	63	89
Net gain / (loss) from fair value adjustment of financial assets		1,026	(419)	(1,199)
Loss from disposal of property, plant and equipment		-	(3)	-
Loss from disposal of intangible assets		-	(13)	-
Disposal of intangible assets by TGLT agreement		-	-	(3)
Gain / (Loss) from disposal of subsidiary and associates		247	(983)	(860)
Loss from disposal of trading properties		-	(639)	-
Impairment of other assets		2,470	317	-
Financial results, net		41,973	13,239	37,705
Provisions and allowances		1,271	1,491	2,365
Share of loss / (profit) of associates and joint ventures		(8,662)	7,328	3,452
Loss from revaluation of receivables arising from the sale of farmland		-	-	(200)
(Gain) / Loss from repurchase of Non-convertible Notes		1	-	3
Changes in net realizable value of agricultural products after harvest		(657)	43	(745)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(3,333)	(2,294)	(1,869)
Unrealized gain from derivative financial instruments		36	293	267
Other operating results		262	157	-
Gain from disposal of farmlands		(838)	(665)	(1,656)
Impairment of associates and joint ventures		-	184	-
Result from the revaluation of the participation held before the business combination		(3,501)	-	(93)
Granting Plan of actions		-	-	3

Changes in operating assets and liabilities:
Decrease in inventories		722	(730)	(1,025)
Decrease in trading properties		930	1,392	1,265
Increase in restricted assets		(1,165)	(203)	-
Increase in right-of-use assets		(1,053)	-	-
Increase in lease liabilities		59	-	-
Decrease / (increase) in trade and other receivables		10,826	2,473	82
Decrease in trade and other payables		(6,161)	(3,562)	1,212
Decrease in salaries and social security liabilities		(280)	(16)	296
Decrease in provisions		(1,603)	(427)	(525)
Decrease in biological assets		5,188	1,263	1,572
Net variation in derivative financial instruments		109	157	(209)

Net cash generated by continuing operating activities before income tax paid		33,536	19,922	11,716
Net cash generated by discontinued operating activities before income tax paid		2,848	6,354	14,120
Net cash generated by operating activities before income tax paid		36,384	26,276	25,836

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows balances incorporated as result of business combination / deconsolidation or reclassification of assets and liabilities held for sale of subsidiaries:

	06.30.20	06.30.19
Investment properties	155,602	(9,743)
Property, plant and equipment	(7,776)	(62,036)
Trading properties	155	-
Intangible assets	3,232	(13,759)
Investments in associates and joint ventures	2,517	(812)
Biological assets	(74)	-
Deferred income tax	1	(269)
Trade and other receivables	(8,668)	(26,404)
Right-of-use assets	(3,977)	-
Investment in financial assets	13,544	(6,329)
Derivative financial instruments	(37)	(51)
Inventories	(2,170)	(13,110)
Restricted assets	214	(203)
Trade and other payables	2,218	50,898
Lease liabilities	2,077	-
Salaries and social security liabilities	70	5,312
Borrowings	(87,016)	46,804
Provisions	46	960
Income tax and MPIT liabilities	(99)	16
Deferred income tax liabilities	(19,882)	6,217
Employee benefits	107	2,790
Net amount of non-cash assets incorporated / held for sale	50,084	(19,719)
Cash and cash equivalents	(4,393)	(12,350)
Non-controlling interest	50,745	16,296
Goodwill	347	164
Net amount of assets incorporated / held for sale	96,783	(15,609)
Interest held before acquisition	-	(1,049)
Seller financing	-	(84)
Foreign exchange losses	-	602
Fair value of interest held before business combination	-	(1,259)
Net (outflow) inflow of cash and cash equivalents / assets and liabilities held for sale	96,783	(17,399)

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2020, 2019 and 2018:

	06.30.20	06.30.19	06.30.18
Dividends not collected	(401)	(300)	(252)
Increase in investment properties through an increase in borrowings	-	234	-
Decrease in trade and other receivables through an increase in investments in subsidiaries, associates and joint ventures	-	3,354	-
Decrease in participation in subsidiaries, associates and joint ventures due to transient conversion differences	(1,565)	928	(4,185)
Increase in trade and other receivables through an increase in investments in associates and joint ventures	-	-	16
Increase in property, plant and equipment through a decrease in investment property	-	20	-
Increase in property, plant and equipment through an increase in trade and other payables	739	853	1,921
Decrease in trade and other receivable through an increase in investments in associates and joint venture	-	-	447
Registration of investment properties through a reduction of credits for sale and other credits	-	574	77
Increase in properties for sale through an increase in borrowings	12	17	-
Increase in properties for sale through a decrease in investment properties	-	97	23
Purchase of non-controlling interest through reduction of credits for sale and other credits	711	1,048	-
Decrease in associates and joint ventures through an increase in trade and other receivable	-	1,198	-
Changes in non-controlling interest through a decrease in trade and other receivables	-	-	3,069
Distribution of dividends to non-controlling shareholders pending payment	1,761	(340)	3,400
Increase in property, plant and equipment through a business combination	-	-	(2,004)
Increase in property, plant and equipment through increased borrowings	-	6	20
Increase in non-current trade and other receivables through an increase in current and non-current borrowings	-	-	243
Decrease in investments in associates and joint ventures through dividends pending collection	-	-	24
Increase of trading properties through an interest capitalization	-	-	24
Increase of investment properties through an interest capitalization	-	-	40
Decrease in associates and joint ventures through an increase in assets held for sale	2,071	-	97
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	-	-	9
Dividend payment through increased business debt	-	-	17
Transfers of property, plant and equipment to investment properties	-	-	(1,269)
Grants Action Plan	-	-	3
Increase in Investment Properties through an increase in Other reserves due to the difference between cost and fair value.	-	-	47
Increase in financial operations through a decrease in investments in associates and joint ventures	-	-	144
Increase in trading properties through an increase in trade and other payables	-	-	137
Increase in trading properties through a decrease in credits	-	-	69
Increase in investment properties through a decrease in trading properties	-	-	785
Increase in participation in subsidiaries, associates and joint ventures due to an increase in the reserve share-based payments	(4)	-	-
Decrease in loans through a decrease in financial assets	2,454	-	-
Increase in investment properties through a decrease in financial assets	278	-	-
Increase in intangible assets through an increase in trade and other payabels	494	-	-
Increase in investment in associates through loss of control in subsidiaries	1,335	-	-
Distribution of dividends on shares	589	-	-
Acquisition of investment properties through a decrease in trade and other receivables	28	-	-
Issuance of Negotiable Obligations	21	-	-
Increase in investment properties through an increase in borrowings	81	-	-
Increase of use-rights through a decrease in property, plant and equipment	-	-	-
Increase in investments in financial assets through a decrease in investments in associates and joint ventures	-	-	-
Increase in investment in associates through a decrease in investments in financial assets	854	-	-
Increase in investments in financial assets through a decrease in investment properties	1,188	-	-
Dividends pending collection from associates and joint ventures	-	-	-
Increase in investments in financial assets through a decrease in investment properties	-	-	-
Increase in rights of use through an increase in lease liabilities - Adjustment of opening balances (IFRS 16)	14,124	-	-
Increase in rights of use through an increase in lease liabilities	8,091	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Shareholders’ Equity

Share capital and share premium

The Group's share capital is represented by ordinary shares with a nominal value of 1 peso per share and one vote each. No other activity has been recorded for the fiscal year ended June 30, 2020 in the capital accounts.

Inflation adjustment of share capital

The inflation adjustment related to share capital is allocated to an inflation adjustment reserve that forms part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company

Treasury shares

On December 5, 2018, the Board of Directors of Cresud approved the repurchase of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares, under the terms of Article 64 of Law No. 26,831 and the CNV rules, for up to a maximum amount of Ps. 429 million and up to 10% of the share capital in the form of ordinary shares or American Depositary Shares (“ADS”) representative of 10 shares each, up to daily limit of up to 25% of the average volume of daily transactions that the Company's shares have experienced, jointly in the listed markets, during the previous 90 business days, and at a maximum price of up to US$ 15.50 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the exchange rate of the National Bank of at each period. Also, on March 1, 2019, the Board of Directors of Cresud approved the extension of the repurchase term for a period of 30 days in addition to the timely approved.

On March 13, 2019, the above mention plan was completed and the Company acquired the equivalent of 6,394,009 common shares representing 99.97% of the approved program and 1.27% of Cresud's share capital, which correspond to 1,095,009 ordinary shares for a total of Ps. 74 and 529,900 ADRs (representing 5,299,000 ordinary shares) for a total of US$ 6.5 (equivalent to Ps. 354).

On March 14, 2019, the Board of Directors of Cresud approved a new repurchase of shares by the Company and established the terms and conditions for the acquisition of treasury shares by the Company, under the terms of Article 64 of the Law No. 26,831 and the CNV rules, for up to a maximum amount of Ps. 429 million and up to 10% of the share capital in the form of ordinary shares or ADS, up to a daily limit of up to 25% of the average volume of transactions daily that have experienced the shares of the Company, jointly in the markets that it quotes, during the previous 90 business days, and to a maximum of up to US$ 15.50 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the exchange rate of the National Bank of at each period. The repurchase period was set in up to 90 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On June 26, 2019, the repurchase plan was completed, and the Company acquired the equivalent of 6,712,465 ordinary shares representing 99.96% of the approved program and 1.34% of Cresud's share capital which correspond to 3,824,035 ordinary shares for a total of Ps. 244 and 288,843 ADRs (representative of 2,888,430 ordinary shares) for a total of US$ 2.9 (equivalent to Ps. 184).

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destinated to constitute a legal reserve until it reaches the legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of this reserve.

Special reserve

The CNV, through General Ruling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, IASB for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Group has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1, 2012, with the transition date being July 1, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded in due course amounted to Ps. 993, which as of June 30, 2018 were fully used to absorb the negative balances in the retained earnings account. During fiscal year ended June 30, 2018, the Company’s

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Board of Directors decided to change the accounting policy of investment property from the cost method to the fair value method, as allowed by IAS 40.

For this reason, as of the transition date, figures have been modified and, hence, the special reserve as set forth by General Ruling CNV N° 609/12 has been increased to Ps. 3,625, which may only be reversed to be capitalized or to absorb potential negative balances under retained earnings.

Dividends

The Shareholders Meeting held on October 31, 2017, approved a distribution of dividends for Ps. 565, which were paid during the month of November 2017. During the year ended June 30, 2020 and 2018 there was no dividend distribution.

Distribution of treasury shares

In accordance with the resolutions Shareholders' Meeting held on October 30, 2019 and the provisions of the Board of Directors of Cresud on the same day, the distribution of treasury stock of the Company duly acquired by a company took place on November 13, 2019. The number of shares distributed was 13,000,000, which constitutes 0.026 shares per ordinary share and 0.26 per ADS, and a percentage of 2.59% of the capital of Ps. 502 and 2.66% of the net capital which exclude treasury shares of Ps. 499.

20.
Trade and other payables

Group’s trade and other payables as of June 30, 2019 and 2018 were as follows:

	06.30.20	06.30.19
Trade	22,650	19,672
Sales, rental and services payments received in advance	1,972	6,407
Construction obligations	407	1,331
Accrued invoices	1,221	1,705
Deferred incomes	142	-
Admission rights	1,017	-
Deposits in guarantee	101	-
Total trade payables	27,510	29,115
Dividends payable to non-controlling shareholders	355	569
Taxes payable	745	1,355
Construction obligations	-	1,451
Management fees (Note 32)	190	-
Others	10,009	2,639
Total other payables	11,299	6,014
Total trade and other payables	38,809	35,129

Non-current	2,986	2,830
Current	35,823	32,299
Total	38,809	35,129

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation (iii)	Onerous contracts (iv)	Other provisions (v)	Total
June 30, 2018	2,344	5,453	367	-	2,122	10,286
Additions	659	17	-	-	272	948
Recoveries	(104)	(7)	-	-	-	(111)
Share of profit / (loss) of associates and joint ventures	-	3,733	-	-	-	3,733
Used during the year	(339)	-	(15)	-	-	(354)
Inflation adjustment	(106)	-	-	-	-	(106)
Currency translation adjustment	(27)	(535)	(10)	-	131	(441)
As of June 30, 2019	2,427	8,661	342	-	2,525	13,955
Additions	470	-	33	-	-	503
Transfers	(18)	-	-	-	-	(18)
Incorporated by business combinations	57	-	-	-	-	57
Share of profit / (loss) of associates and joint ventures	-	(7,461)	-	-	-	(7,461)
Used during the year	(698)	(1,018)	-	-	(181)	(1,897)
Inflation adjustment	(80)	-	-	-	-	(80)
Currency translation adjustment	369	(165)	72	-	199	475
As of June 30, 2020	2,527	17	447	-	2,543	5,534

	06.30.20	06.30.19
Non-current	3,091	11,478
Current	2,443	2,477
Total	5,534	13,955

(i)
Additions and recoveries are included in "Other operating results, net"
(ii)
Corresponds to the equity interest in New Lipstick with negative equity in 2019 and Puerto Retiro in 2020 and 2019. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".
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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

22.
Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2019 and 2018 was as follows:

	Book value		Fair value
	06.30.20	06.30.19	06.30.20	06.30.19
Non-convertible notes	343,028	395,552	276,854	389,689
Bank loans and others	69,884	74,140	58,954	72,638
Bank overdrafts	4,283	1,431	3,233	1,431
Other borrowings (i)	1,612	6,675	6,506	9,235
Total borrowings (ii)	418,807	477,798	345,547	472,993

Non-current	320,418	397,414
Current	98,389	80,384
Total	418,807	477,798

(i) Includes financial leases for Ps. 366 as of June 30, 2019.
(ii) Includes Ps. 311,674 and Ps. 393,641 as of June 30, 2020 and 2019, respectively, corresponding to the Operations Center in Israel.

As of June 30, 2020 and 2019, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of Ps. 14,920 and Ps. 19,831, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 9 and 10).

Borrowings also include liabilities under finance leases where the Group is the lessee. Information regarding liabilities under finance leases is disclosed in Note 24.

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

The maturity of the Group's borrowings (excluding obligations under finance leases) is as follows:

	06.30.20	06.30.19

Principal:
Less than one year	96,414	75,709
Between 1 and 2 years	64,197	64,202
Between 2 and 3 years	110,333	48,517
Between 3 and 4 years	35,896	109,928
Between 4 and 5 years	32,328	41,489
More than 5 years	77,375	132,823
	416,543	472,668
Interest:
Less than one year	1,962	4,329
Between 1 and 2 years	76	56
Between 2 and 3 years	89	54
Between 3 and 4 years	28	254
Between 4 and 5 years	44	27
More than 5 years	65	44
	2,264	4,764
Finance lease obligations	-	366
	418,807	477,798

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of evolution of borrowing during the years ended June 30, 2019 and 2018:

	06.30.20	06.30.19
Balance at the beginning of the year	477,798	488,156
Borrowings	47,777	55,708
Payment of borrowings	(72,590)	(54,274)
Collection / (Payment) of short term loans, net	(2,459)	2,248
Interests paid	(21,909)	(20,059)
Accrued interests	24,357	21,893
Cumulative translation adjustment and exchange differences, net	74,853	(1,433)
Deconsolidation	(95,443)	8,751
Changes in fair value of third-party loans	-	(27)
Repurchase of non-convertible notes	(13,644)	(8,291)
Inflation adjustment	(997)	(14,601)
Incorporation by business combination	1,884	-
Transfer to / from assets available for sale	(820)	-
Reclassifications and other movements	-	(273)
Balance at the end of the year	418,807	477,798

The following tables shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2020 and 2019.

	06.30.20
	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	US Dollar	NIS	Total
Fixed rate:
Argentine Peso	7,793	-	-	-	-	-	7,793
Brazilian Reais	-	1,594	-	-	-	-	1,594
US Dollar	86,26	110	-	517	146	(1,162)	85,871
Bolivian pesos	-	-	-	-	-	1,424	1,424
NIS	-	-	-	-	-	176,617	176,617
Subtotal fixed-rate borrowings	94,053	1,704	-	517	146	176,879	273,299
Floating rate:	-
Argentine Peso	1,934	-	-	-	-	-	1,934
Brazilian Reais	-	4,877	-	-	-	-	4,877
US Dollar	3,902	-	-	-	-	-	3,902
NIS	-	-	-	-	-	134,795	134,795
Subtotal floating rate borrowings	5,836	4,877	-	-	-	134,795	145,508
Total borrowings as per analysis	99,889	6,581	-	517	146	311,674	418,807
Finance lease obligations	-	-	-	-	-	-	-
Total borrowings as per Statement of Financial Position	99,889	6,581	-	517	146	311,674	418,807

	06.30.19
	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	US Dollar	NIS	Total
Fixed rate:
Argentine Peso	1,456	-	-	-	-	-	1,456
Brazilian Reais	-	2,265	-	-	-	-	2,265
US Dollar	71,803	6	-	449	121	11,896	84,275
Bolivian pesos	-	-	4	-	-	-	4
NIS	-	-	-	-	-	225,582	225,582
Subtotal fixed-rate borrowings	73,259	2,271	4	449	121	237,478	313,582
Floating rate:	-
Argentine Peso	1,086	-	-	-	-	-	1,086
Brazilian Reais	-	2,600	-	-	-	-	2,600
US Dollar	4,002	-	-	-	-	-	4,002
NIS	-	-	-	-	-	156,162	156,162
Subtotal floating rate borrowings	5,088	2,6	-	-	-	156,162	163,85
Total borrowings as per analysis	78,347	4,871	4	449	121	393,64	477,432
Finance lease obligations	366	-	-	-	-	-	366
Total borrowings as per Statement of Financial Position	78,713	4,871	4	449	121	393,64	477,798

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following describes the debt issuances made by the Group for the years ended June 30, 2019, and 2018:

					Interest
Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	rate	Principal payment	Interest payment
CRESUD	Class XXIII	feb-18	USD 113	02/16/2023	6.50% n.a.	At expiration	biannual
CRESUD	Class XXIV	nov-18	USD 73.6	11/14/2020	9.00% n.a.	At expiration	quarterly
CRESUD	Class XXV	jul-19	USD 59.6	07/11/2021	9.00% n.a.	At expiration	biannual
CRESUD	Class XXVI	jan-20	ARS 1,095	01/30/2021	Bladar +650pts	At expiration	quarterly
CRESUD	Class XXVII	jan-20	USD 5.7	07/30/2021	7.45% n.a.	At expiration	quarterly
CRESUD	Class XXVIII	jan-20	USD 27.5	04/30/2021	9% n.a.	At expiration	quarterly
PBC	SERIE I	jul-18	NIS 507	06/29/2029	3.95% n.a.	At expiration	Quarterly	(1)
PBC	SERIE j	may-19	NIS 515	12/31/2029	4.15% n.a.	At expiration	Annual
Gav - Yam	SERIE H	sep-17	NIS 424	06/30/2034	2.55% n.a.	Annual payments since 2019	biannual	(1)
Gav - Yam	SERIE A	jul-18	NIS 320	10/31/2023	3.55% n.a.	Annual payments since 2021	biannual	(1)
Gav - Yam	SERIE H	sep-18	NIS 596	06/30/2024	2.55% n.a.	Annual payments since 2019	annual	(1)
Gav - Yam	SERIE A	dic-18	NIS 351	10/31/2023	3.55% n.a.	Annual payments since 2021	biannual
Cellcom	SERIE L	jan-18	NIS 401	01/05/2028	2.5% n.a.	Annual payments since 2023	annual	(1)
Cellcom	SERIE K	jul-18	NIS 220	07/05/2026	3.55% n.a.	Annual payments since 2021	annual	(1)
Cellcom	SERIE K	dic-18	NIS 187	01/07/2026	3.55% n.a.	Annual payments since 2021	annual
Cellcom	SERIE L	dic-18	NIS 213	01/15/2028	2.50% n.a.	Annual payments since 2023	annual
IRSA	Class I 2nd tranch	aug-19	USD 85	11/15/2028	10.00% n.a.	At expiration	quarterly
IRSA	Class II	aug-19	CLP 31,503	08/06/2020	10.50% n.a.	At expiration	quarterly	(1)
IDBD	Serie 15	nov-19	NIS 237	06/30/2022	4.70% n.a	Two payments	quarterly
IRSA	Class II	may-20	ARS 354	02/19/2021	Badlar.+ 0.6%n.a.	At expiration	quarterly	(1)
IRSA	Cass IV	may-20	USD 51	05/19/2021	7% n.a.	At expiration	quarterly
IRSA	Class V	may-20	USD 9	05/19/2022	9% n.a.	At expiration	quarterly

(1) Corresponds to an expansion of the series.

23.
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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The details of the provision for the Group’s income tax, is as follows:

	06.30.20	06.30.19	06.30.18
Current income tax	(721)	(1,938)	(48)
Deferred income tax	(7,252)	1,079	10,229
MPIT	(134)	79	(217)
Income tax	(8,107)	(780)	9,964

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Brazil	25% - 34%
Uruguay	0% - 25%
Bolivia	25%
U.S.	0% - 40%
Bermudas	0%
Israel	23% - 24%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2020, 2019 and 2018:

	06.30.20	06.30.19	06.30.18
Tax calculated at the tax rates applicable to profits in the respective countries	(5,116)	11,154	4,265
Permanent differences:
Tax inflation adjustment	(4,106)	(5,826)	-
Share of profit / (loss) of associates and joint ventures	1,724	(1,104)	(575)
Unrecognized tax loss carry-forwards (i)	(3,094)	(4,255)	(4,016)
Expiration of tax loss carry-forwards	13	-	(164)
Provision for unrecoverability of tax loss carry-forwards	(1,997)	(3,184)	(1,945)
Changes in fair value of financial instruments and sale of shares (ii)	(1,684)	74	(720)
Change of tax rate	2,858	400	11,767
Non-taxable profit	150	-	-
Non-deductible expenses	(12)	(26)	(16)
Others	(638)	1,071	1,361
Inflation adjustment permanent difference	3,795	916	7
Income tax from continuing operations	(8,107)	(780)	9,964

(i)
Corresponds mainly to holding companies in the Operations Center in Israel.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Deferred tax assets and liabilities of the Group as of June 30, 2020 and 2019 will be recovered as follows:

	06.30.20	06.30.19
Deferred income tax assets to be recovered after more than 12 months	15,748	12,806
Deferred income tax assets to be recovered within 12 months	1,207	2,425
Deferred income tax assets	16,955	15,231

	06.30.20	06.30.19
Deferred income tax liabilities to be recovered after more than 12 months	(62,318)	(51,537)
Deferred income tax liabilities to be recovered within 12 months	(3,179)	(20,114)
Deferred income tax liabilities	(65,497)	(71,651)
Total deferred income tax (liabilities) assets, net	(48,542)	(56,420)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2020 and 2019, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At the beginning	Business combinations and reclassification to other assets held for sale (i)	Foreign exchange gain	Charged to the Statement of Income (ii)	Reserve for changes of non-controlling interest	Deconsolidation (see Note 4 (l))	Use of tax loss carry-forwards	At the end
June 30, 2020
Assets
Trade and other payables	5,766	(1)	863	(834)	-	-	(431)	5,363
Tax loss carry-forwards	7,904	-	803	908	-	-	(83)	9,532
Others	1,561	(3)	149	276	77	-	-	2,060
Subtotal assets	15,231	(4)	1,815	350	77	-	(514)	16,955
Liabilities
Investment properties and property, plant and equipment	(61,085)	(558)	1,301	(8,904)	-	204	14,973	(54,069)
Biological assets	(514)	-	73	(192)	-	-	-	(633)
Trade and other receivables	(889)	-	-	(33)	-	-	-	(922)
Investments	(73)	-	(80)	59	-	-	-	(94)
Intangible assets	(2,266)	-	(510)	383	-	-	-	(2,393)
Tax inflation adjustment	(4,385)	(33)	-	(1,856)	-	-	-	(6,274)
Borrowings	(1,058)	-	(282)	386	-	-	-	(954)
Inventories	(728)	(3)	134	(49)	-	-	-	(646)
Others	(653)	(593)	(543)	2,459	-	-	(182)	488
Subtotal liabilities	(71,651)	(1,187)	93	(7,747)	-	204	14,791	(65,497)
(Liabilities) / Assets, net	(56,420)	(1,191)	1,908	(7,397)	77	204	14,277	(48,542)

	At the beginning	Business combinations and reclassification to other assets held for sale (i)	Foreign exchange gain	Charged to the Statement of Income	Reclassification of opening amounts	Use of tax loss carry-forwards	At the end
June 30, 2019
Assets
Trade and other payables	4,661	-	193	912	-	-	5,766
Tax loss carry-forwards	13,022	-	(309)	(4,809)	-	-	7,904
Others	2,029	-	(68)	(687)	287	-	1,561
Subtotal assets	19,712	-	(184)	(4,584)	287	-	15,231
Liabilities
Investment properties and property, plant and equipment	(69,039)	-	1,059	7,839	64	(1,008)	(61,085)
Biological assets	(359)	-	1	(156)	-	-	(514)
Trade and other receivables	(536)	-	3	(356)	-	-	(889)
Investments	(30)	-	(13)	(30)	-	-	(73)
Intangible assets	(2,985)	-	262	457	-	-	(2,266)
Tax inflation adjustment	-	-	-	(4,385)	-	-	(4,385)
Borrowings	(1,286)	-	93	135	-	-	(1,058)
Inventories	(202)	-	30	(556)	-	-	(728)
Others	(2,628)	-	626	1,349	-	-	(653)
Subtotal liabilities	(77,065)	-	2,061	4,297	64	(1,008)	(71,651)
(Liabilities) / Assets, net	(57,353)	-	1,877	(287)	351	(1,008)	(56,420)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

As of June 30, 2020, the Group's recognized tax loss carry forward prescribed as follows:

Jurisdiction	06.30.20	Date of generation	Due date
Argentina	3	2016	2021
Argentina	11	2017	2022
Argentina	2,785	2018	2023
Argentina	1,186	2019	2024
Argentina	4,809	2020	2025
Bolivia	1	2011-2020	Do not expire
Do not expire	3,784
Total cumulative tax loss carry-forwards	12,579

The Group assesses the realizability of deferred income tax assets, by considering whether it is probable that some portion or all of the deferred income tax assets will not be realized. In order to make this assessment, Management considers the scheduled reversal of deferred income tax liabilities, projected business and tax planning strategies.

On this basis, it is estimated that as of June 30, 2020, all deferred tax assets and tax credits will be realized.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of Ps. 456,299 and Ps. 332,739 as of June 30, 2020 and 2019, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 90 and Ps. 86 as of June 30, 2020 and 2019, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

On June 30, 2020 and 2019, the Group recognized a deferred liability in the amount of Ps. 906 and Ps. 938, respectively, related to the potential future sale of one of its subsidiaries shares.

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

24.
Leases

The Group as lessee

Operating leases

In the ordinary course of business, the Group enters into several operating lease agreements. Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. Rent expense for the years ended as of June 30, 2020, 2019 and 2018 amounted to Ps. 645, Ps. 269.6 and Ps. 444, respectively and is included in the line item "Costs" in the Statement of Income.

The Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense paid for the years ended as of June 30, 2020, 2019 and 2018 amounted to Ps. 103, Ps. 73 and Ps. 91, respectively and is included in the line item "Costs" in the Statement of Income.

The Group leases property or spaces for administrative or commercial use both in Argentina and in Israel, under operating leases. The agreements entered into include several clauses, including but not limited, to fixed, variable or

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

adjustable payments. Some leases were agreed upon with related parties (Note 32). The amounts involved are not material for any of the periods filed.

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	06.30.20	06.30.19	06.30.18
No later than 1 year	2,428	9,825	5,750
Later than 1 year and not later than 5 years	5,410	15,160	11,118
More than 5 years	2,397	2,098	2,680
	10,235	27,083	19,548

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

Rental properties are considered to be investment property. Book value is included in Note 9. The future minimum proceeds generated from non-cancellable operating leases from Group’s Shopping malls, offices and other buildings are as follows:

	06.30.20	06.30.19	06.30.18
No later than 1 year	1,211	13,216	11,334
Later than 1 year and not later than 5 years	22,063	29,731	51,018
More than 5 years	10,673	21,360	18,625
	33,947	64,307	80,977

Operating leases (Farmlands)

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased or based on a fixed amount in dollars per hectare leased.

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	06.30.20	06.30.19	06.30.18
No later than 1 year	122	87	60
Later than 1 year and not later than 5 years	148	241	160
More than 5 years	-	7	17
	270	335	237

Finance leases:

The Group does not act as a lessor in connection with finance leases.

25.
Revenues

	06.30.20	06.30.19	06.30.18
Beef	6,228	5,764	4,821
Crops	11,462	6,509	5,426
Sugarcane	3,177	2,652	2,049
Cattle	1,326	625	720
Supplies	1,046	766	420
Dairy	-	517	237
Consignment	596	576	269
Advertising and brokerage fees	736	929	387
Agricultural rental and other services	922	238	750
Income from agricultural sales and services	25,493	18,576	15,079
Trading properties and developments	5,529	8,079	4,336
Communication services	48,657	42,704	36,514
Sale of communication equipment	16,180	14,803	12,551
Rental and services	19,531	22,689	21,627
Hotel operations, tourism services and others	5,866	3,890	3,159
Total revenues	121,256	110,741	93,266

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
Costs

	06.30.20	06.30.19	06.30.18
Other operative costs	25	24	36
Cost of property operations	25	24	36
Beef	5,087	5,160	4,542
Crops	9,787	6,160	4,393
Sugarcane	2,993	2,311	1,948
Cattle	1,622	725	749
Supplies	837	790	332
Dairy	-	-	172
Consignment	653	133	67
Advertising and brokerage fees	464	397	307
Agricultural rental and other services	274	266	399
Costs of agricultural sales and services	21,717	15,942	12,909
Trading properties and developments	4,529	6,889	4,206
Communication services	35,136	31,782	26,684
Sale of communication equipment	12,128	10,643	8,505
Rental and services	6,934	7,639	7,280
Hotel operations, tourism services and others	3,502	2,465	2,458
Total costs	83,971	75,384	62,078

27.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2020, 2019 and 2018.

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 06.30.20
Leases, services charges and vacant property costs	9	164	33	21	227
Depreciation and amortization	1,372	10,180	2,987	3,258	17,797
Doubtful accounts	-	89	-	967	1,056
Advertising, publicity and other selling expenses	-	515	-	2,475	2,990
Taxes, rates and contributions	46	687	135	1,329	2,197
Maintenance and repairs	88	4,680	600	428	5,796
Fees and payments for services	33	4,954	1,958	113	7,058
Director's fees	-	-	748	-	748
Payroll and social security liabilities	561	7,695	4,851	5,760	18,867
Cost of sale of goods and services	-	17,050	-	-	17,050
Cost of sale of agricultural products and biological assets	-	12,249	-	-	12,249
Supplies and labors	8,385	5,275	2	90	13,752
Freights	78	54	-	1,258	1,390
Commissions and bank charges	-	6	100	-	106
Conditioning and clearance	-	-	-	179	179
Travel, library expenses and stationery	48	50	76	25	199
Interconnection and roaming expenses	-	6,960	-	-	6,960
Fees to other operators	-	9,711	-	-	9,711
Others	811	3,652	777	445	5,685
Total expenses by nature as of 06.30.20	11,431	83,971	12,267	16,348	124,017

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 06.30.19
Leases, services charges and vacant property costs	10	174	57	404	645
Depreciation and amortization	583	6,680	1,792	2,350	11,405
Doubtful accounts	-	6	13	645	664
Advertising, publicity and other selling expenses	-	585	24	2,315	2,924
Taxes, rates and contributions	50	781	109	1,206	2,146
Maintenance and repairs	99	4,723	652	380	5,854
Fees and payments for services	30	7,332	2,812	200	10,374
Director's fees	-	-	1,000	-	1,000
Payroll and social security liabilities	517	7,185	4,578	5,018	17,298
Cost of sale of goods and services	-	18,024	-	-	18,024
Cost of sale of agricultural products and biological assets	-	7,503	-	-	7,503
Supplies and labors	7,994	5,134	1	44	13,173
Freights	61	36	-	655	752
Commissions and bank charges	-	73	80	3	156
Conditioning and clearance	-	-	-	121	121
Travel, library expenses and stationery	63	60	119	27	269
Interconnection and roaming expenses	-	6,064	-	-	6,064
Fees to other operators	-	8,950	31	-	8,981
Others	333	2,074	884	608	3,899
Total expenses by nature as of 06.30.19	9,740	75,384	12,152	13,976	111,252

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 06.30.18
Leases, services charges and vacant property costs	4	123	49	347	523
Depreciation and amortization	500	5,852	1,552	2,337	10,241
Doubtful accounts	-	7	-	676	683
Advertising, publicity and other selling expenses	-	693	13	3,258	3,964
Taxes, rates and contributions	53	710	200	949	1,912
Maintenance and repairs	117	4,169	423	247	4,956
Fees and payments for services	13	5,418	2,310	192	7,933
Director's fees	-	-	753	-	753
Food, beverage and other lodging expenses	-	100	7	23	130
Payroll and social security liabilities	607	6,912	4,651	3,804	15,974
Cost of sale of goods and services	-	12,996	-	-	12,996
Cost of sale of agricultural products and biological assets	-	6,390	-	-	6,390
Supplies and labors	4,701	4,668	3	27	9,399
Freights	53	3	-	820	876
Bank commissions and expenses	-	-	24	-	24
Conditioning and clearance	-	-	-	153	153
Travel, library expenses and stationery	40	7	20	7	74
Interconnection and roaming expenses	-	5,241	-	-	5,241
Fees to other operators	-	6,499	-	-	6,499
Others	878	2,290	871	649	4,688
Total expenses by nature as of 06.30.18	6,966	62,078	10,876	13,489	93,409

28.
Other operating results, net

	06.30.20	06.30.19	06.30.18
Gain from commodity derivative financial instruments	439	446	56
(Loss) / Gain from disposal of associates	(260)	983	860
Fair value of interest held before business combination	-	-	1,259
Currency translation adjustment reversal	-	-	476
Operating interest expense	1,782	841	156
Gain from agreement with TGLT	-	-	189
Contingencies	(132)	(101)	1,052
Donations	(170)	(286)	(170)
Others (i)	1,111	(782)	(221)
Total other operating results, net	2,770	1,101	3,657

(i)
As of June 30, 2018, includes the favorable ruling of a trial in the Operations Center in Israel for an amount of approximately Ps. 1,165. Includes legal costs and expenses Includes legal costs and expenses.

29.
Financial results, net

	06.30.20	06.30.19	06.30.18
Financial income
Interest income	1,059	983	1,267
Dividends income	168	97	209
Other financial income	236	695	-
Total financial income	1,463	1,775	1,476
Financial costs
Interest expenses	(24,357)	(21,893)	(19,564)
Loss on debt swap (Note 21)	-	-	(5,908)
Other financial costs	(1,439)	(971)	(1,078)
Less: capitalized financial costs	113	293	173
Total financial costs	(25,683)	(22,571)	(26,377)
Other financial results:
Exchange differences, net	(10,197)	2,633	(19,587)
Fair value results of financial assets and liabilities at fair value through profit or loss	(9,862)	2,797	(1,834)
Gain / (Loss) from repurchase of Non-convertible notes	2,885	74	(4)
(Loss) / Gain from derivative financial instruments (except commodities)	(1,493)	477	(743)
Total other financial results	(18,667)	5,981	(22,168)
Inflation adjustment	177	(457)	(321)
Total financial results, net	(42,710)	(15,272)	(47,390)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Earnings per share

(a)
Basic

Basic earnings per share amounts are calculated in accordance with IAS 33, by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	06.30.20	06.30.19	06.30.18
Loss for the year from continuing operations attributable to equity holders of the parent	(2,368)	(28,334)	(9,492)
Profit for the year from discontinued operations attributable to equity holders of the parent	6,297	1,538	15,598
Profit / (Loss) for the year attributable to equity holders of the parent	3,929	(26,796)	6,106
Weighted average number of ordinary shares outstanding	(499)	489	497
Basic earnings per share	(7.87)	(54.79)	12.29

(b)
Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2018, the Group holds treasury shares associated with incentive plans with potentially dilutive effect, therefore, diluted earnings per share is as follows:

06.30.18
Loss for the year from continuing operations attributable to equity holders of the parent	(9,492)
Profit for the year from discontinued operations attributable to equity holders of the parent	15,598
Profit for the year per share attributable to equity holders of the parent	6,106
Weighted average number of ordinary shares outstanding	516
Diluted earnings per share	11.82

Given that the results for the years ended June 30, 2019 and 2017 showed losses, there is no diluted effect of said results.

31.
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

As of June 30, 2020, 2019 and 2018, a reserve has been set up under Shareholders’ equity as a result of this Incentive Plan for Ps. 51, Ps. 50 and Ps. 90, respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary leaves the Group before the term and/or the conditions required to qualify for the benefits of said plan are met at each fiscal year-end.

For the fiscal years ended June 30, 2018, the Group has incurred a charge related to the Incentive Plan of Ps. 30 and total cost was recorded considering that the vesting period has elapsed.

During the fiscal years ended June 30, 2020, 2019 and 2018, the Group granted 0.48, 0.52 and 0.45 million shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows

	06.30.20	06.30.19	06.30.18
At the beginning	4,966,463	5,485,194	5,834,676
Granted	(482,807)	(518,731)	(349,482)
Disposals	-	-	-
At the end	4,483,656	4,966,463	5,485,194

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Contributions made by the Group under the Plan amount to Ps. 51 and Ps. 60 for the fiscal years ended June 30, 2020 and 2019, respectively.

Share base plans associated with certain key members of the management - Israel

DIC and Cellcom have granted an options benefit plans to key management personnel. For the years ended June 30, 2020, 2019 and 2018, the Group has incurred an expense in relation to said benefit plans of Ps. 10, Ps. 63 and Ps. 66, respectively.

The following table shows the detail of the options pending at year-end:

	DIC	Cellcom
Exercise price range of outstanding options	NIS 6.90 – 12.5	NIS 15.05 – 27.7
Average price of outstanding options	NIS 6.72	NIS 17.8
Amount of outstanding options	2,124,000	759,332
Average remaining useful life	4.43 years	3.4 years

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

	June 30, 2020	June 30, 2019	June 30, 2018
Present value of unfunded obligations	-	615	703
Present value of funded obligations	1,363	819	825
Total present value of defined benefits obligations (post-employment)	1,363	1,434	1,528
Fair value of plan assets	(936)	(1,245)	(1,316)
Recognized liability for defined benefits obligations	427	189	212
Liability for other long-term benefits	793	682	33
Total recognized liabilities	1,220	871	245
Assets designed for payment of employee benefits	(773)	(683)	-
Net position from employee benefits	447	188	245

Employee long-term incentive - Brasilagro

On October 2, 2017, the Shareholders approved the creation of the Long Term Incentive Plan based on Shares (or "ILPA Plan"). By the terms of the ILPA Plan, participants will be entitled to receive a number of shares if they remain in the Company during certain period of time and comply with certain key performance indicators ("KPIs"). The terms of

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

In the year ended June 30, 2020, compensation expenses and remuneration charges are Ps. 45.2 (Ps. 19.7 and Ps. 53.7 as of June 30, 2019 and 2018, respectively) and the accumulated amount is Ps. 77.1.

32.
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

The aggregate compensation to the Senior Management of the Operations Center in Argentina for the year ended June 30, 2020 amounts to Ps. 15.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

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

As regards the Consulting Agreement, in consideration for its services we pay CAMSA an annual fee equal to 10% of our annual net income after tax. During fiscal year 2020, Ps. 221 was recognized in results for fee services. During fiscal year 2019, no charge was recognized. On January 10, 2019, the deferred fees for the 2012-2016 period and the accrued fees from 2017 to June 2018 corresponding to the management agreement signed with CAMSA for the total amount of Ps. 1,130 were paid. The payment was made approximately one third in cash, one third with shares of IRSA and one third with shares of IRSA CP, both owned by the Company.

The Consulting Agreement can be revoked by any of the parties upon prior written notice that should not exceed 60 days. If we revoke the Consulting Agreement without cause, we will be liable to pay CAMSA twice the average fee amounts paid for management services during the two fiscal years preceding such revocation.

The following is a summary presentation of the balances with related parties as of June 30, 2019 and 2018:

Item	06.30.20	06.30.19
Trade and other payables	(326)	(393)
Borrowings	(209)	(74)
Trade and other receivables	1,050	1,780
Investments in Financial Assets	269	237
Total	784	1,550

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the years ended June 30, 2020, 2019 and 2018:

Related party	06.30.20	06.30.19	Description of transaction
Agro Uranga S.A.	-	13	Sale of goods and / or services receivable
New Lipstick LLC	16	14	Reimbursement of expenses receivable
	(77)	(63)	Loans payable
	-	1,258	Loans granted
Condor	269	237	Public companies securities
	-	21	Dividends receivables
Other associates and joint ventures (i)	84	16	Leases and/or rights of use receivable
	8	-	Leases and/or rights of use payable
	-	1	Shared-based compensation receivable
	(27)	(11)	Loans payable
	-	1	Loans granted
	203	-	Sale of goods and / or services payable
	122	11	Reimbursement of expenses
	(1)	(6)	Reimbursement of expenses payable
Total associates and joint ventures	597	1,492
CAMSA and its subsidiaries	(190)	-	Fees payable
	1	43	Reimbursement of expenses receivable
BHN Vida	(52)	-	Reimbursement of expenses payable
LRSA	-	35	Leases and/or rights of use receivable
	-	364	Dividends receivables
IRSA Real Estate Strategies LP	116	-	Reimbursement of expenses
Taaman	-	(17)	Leases and/or rights of use payable
PBS Real Estate Holdings S.R.L	472	-	Financial operations payable
Other related parties (ii)	-	(93)	Other liabilities
	-	3	Other receivables
	(53)	-
	-	(3)	Legal services payable
	18	-	Leases and/or rights of use receivable
Total other related parties	312	332
IFISA	6	-	Financial operations receivable
Total Parent Company	6	-
Directors and Senior Management	(135)	(274)	Fees payable
	4	-
Total Directors and Senior Management	(131)	(274)
Total	784	1,550

(i) Includes Agrofy Global, BHSA, Lipstick, Tarshop, Mehadrin, Austral Gold Ltd., Cyrsa S.A., NPSF, Puerto Retiro, Shufersal and Quality.
(ii) Includes Estudio Zang, Bergel & Viñes, Lartiyrigoyen, SAMSA and Museo de los Niños.

Related party	06.30.20	06.30.19	06.30.18	Description of transaction
Agrofy S.A.	-	3	13	Management fees / Directory
Agro-Uranga S.A.	-	-	7	Sale of goods and/or services
Banco de Crédito y Securitización S.A.	51	54	43	Leases and/or rights of use
	(5)	-	-	Financial operations
Condor	-	-	284	Financial operations
Tarshop S.A.	-	59	-	Leases and/or rights of use
ISPRO-MEHADRIN	-	30	296	Sale of goods and/or services
Other associates and joint ventures	9	59	67	Leases and/or rights of use
	-	-	9	Fees and remunerations
	(131)	30	84	Corporate services
	37	10	3	Financial operations
Total associates and joint ventures	(39)	245	806
CAMSA and its subsidiaries	(211)	-	(1,456)	Management fee
Taaman	-	46	397	Corporate services
Willi-Food International Ltd.	-	-	364	Corporate services
Other related parties (i)	(4)	31	27	Leases and/or rights of use
	(23)	(16)	(23)	Fees and remunerations
	-	-	11	Corporate services
	(4)	(9)	(9)	Legal services
	-	3	63	Financial operations
	-	(33)	(33)	Donations
Total other related parties	(242)	22	(659)
IFISA	5	-	156	Financial operations
Total Parent Company	5	-	156
Directors	(30)	(63)	(40)	Compensation of Directors and senior management
	(406)	(546)	(480)	Fees and remunerations
Senior Management	(17)	(54)	(64)	Compensation of Directors and senior management
Total Directors and Senior Management	(453)	(663)	(584)
Total	(729)	(396)	(281)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(i) Includes Estudio Zang, Bergel & Viñes, Isaac Elsztain e Hijos S.C.A., San Bernando de Córdoba S.A., Fundación IRSA, Hamonet, BHN Sociedad de Inversión, BACS Administradora de Activos S.A., BHN Seguros Generales S.A. and BHN Vida S.A.

The following is a summary of the transactions with related parties for the years ended June 30, 2020 and 2019:

Related party	06.30.20	06.30.19	Description of transaction
Manibil	87	31	Irrevocable contributions
Uranga Trading S.A.	-	32	Irrevocable contributions
Puerto Retiro	17	27	Irrevocable contributions
Quality	47	73	Irrevocable contributions
Total contributions	151	163
Uranga Trading S.A.	-	12	Dividends paid
Total dividends paid	-	12
Agro-Uranga S.A.	25	28	Dividends received
Shufersal	400	663	Dividends received
Nave by the sea	-	47	Dividends received
Banco Hipotecario	-	113	Dividends received
Condor	32	114	Dividends received
Emco	16	86	Dividends received
La Rural S.A.	-	433	Dividends received
Manaman	-	106	Dividends received
Mehadin	-	141	Dividends received
Nuevo Puerto Santa Fe S.A.	38	14	Dividends received
Gav-Yam	1,334	-	Dividends received
Total dividends received	1,845	1,745
TGLT S.A.	1,394	-	Compra y canje de acciones
Gav-Yam	1,334	-	Dividends received
Total other transactions	2,728	-

33.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii) (iii)	Total as of 06.30.20	Total as of 06.30.19	Total as of 06.30.18
Inventories at the beginning of the period / year	7,164	10,170	17,334	29,624	34,392
Adjustment previous periods (IFRS 15 and 9)	-	-	-	(8,325)	-
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,038	-	2,038	1,275	689
Changes in the net realizable value of agricultural products after harvest	657	-	657	(43)	43
Deconsolidation	-	(155)	(155)	(637)	(14,360)
Capitalized finance costs	-	12	12	17	24
Currency translation adjustment	(816)	8,262	7,446	(1,935)	12,290
Acquisition for business combination	-	-	-	-	848
Transfers	(355)	98	(257)	149	(700)
Harvest	10,639	-	10,639	8,009	6,197
Acquisitions and classifications	8,274	57,605	65,879	66,811	49,286
Consume	(2,610)	-	(2,610)	(4,864)	343
Disposals due to sales	-	(19)	(19)	-	(23)
Disposals due to advance in work in progress	-	264	264	-	-
Expenses incurred	3,271	-	3,271	2,613	2,637
Inventories at the end of the period / year	(6,545)	(11,855)	(18,400)	(17,334)	(29,624)
Costs as of 06.30.20	21,717	64,382	86,099	-	-
Costs as of 06.30.19	15,942	59,418	-	75,360	-
Costs as of 06.30.18	12,909	49,133	-	-	62,042

(i) Includes biological assets (see Note 13.)
(ii) Includes trade properties (see Note 11).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

34.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.20	Total as of 06.30.19
Assets
Trade and other receivables
US Dollar	66	70.26	4,617	4,584
Euros	11	78.87	880	196
Trade and other receivables related parties
US Dollar	4	70.26	299	217
Total Trade and other receivables			5,796	4,997
Investment in financial assets
US Dollar	55	70.26	3,870	5,428
Pounds	1	86.90	78	69
Total Investment in financial assets			3,948	5,497
Derivative financial instruments
US Dollar	1	70.26	82	61
Total Derivative financial instruments			82	61
Cash and cash equivalents
US Dollar	221	70.26	15,542	17,064
Euros	20	78.87	1,549	103
Chilean Pesos	-	-	-	1
Total Cash and cash equivalents			17,091	17,168
Total Assets			26,917	27,723

Liabilities
Trade and other payables
US Dollar	208	70.46	14,687	11,272
Euros	3	87.36	305	51
Total Trade and other payables			14,992	11,323
Borrowings
US Dollar	1,308	70.46	92,189	79,458
Total Borrowings			92,189	79,458
Derivative financial instruments
US Dollar	4	70.46	288	96
Total Derivative financial instruments			288	96
Total Liabilities			107,469	90,877

(1) Exchange rate as of June 30, of each year according to Banco Nación Argentina records.
(2) Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3) The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 15).

35.
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

The following table shows the main assets and liabilities classified as held for sale:

	06.30.20	06.30.19
Property, plant and equipment	36,718	6,449
Intangible assets	1,370	136
Investments in associates	224	597
Deferred income tax assets	814	290
Income tax credit	3	-
Inventories	355	-
Trade and other receivables	2,621	3,003
Cash and cash equivalents	1,711	1,023
Total group of assets held for sale	43,816	11,498
Trade and other payables	10,392	4,845
Salaries and social security liabilities	498	-
Employee benefits	386	290
Deferred income tax liability	1,981	51
Provisions	12	-
Borrowings	10,380	2,951
Total group of liabilities held for sale	23,649	8,137
Total net financial assets held for sale	20,167	3,361

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

36.
Results from discontinued operations

As mentioned in Note 4., the investments in Israir, Ispro and others have been reclassified to "Group of assets and liabilities held for sale".

The following table shows the main assets and liabilities classified as held for sale:

	06.30.20	06.30.19	06.30.18
Revenues	21,921	26,148	175,194
Costs	(17,950)	(17,336)	(127,564)
Gross profit	3,971	8,812	47,630
Net gain from fair value adjustment of investment properties	-	3,990	5,529
General and administrative expenses	(1,198)	(1,212)	(3,299)
Selling expenses	(977)	(1,049)	(32,990)
Other operating results, net (i)	17,554	250	24,894
Profit from operations	19,350	10,791	41,764
Share of profit of associates and joint ventures	150	289	320
Profit before financial results and income tax	19,500	11,080	42,084
Financial income	191	460	466
Finance costs	(1,720)	(2,651)	(2,901)
Other financial results	115	(24)	(102)
Financial results, net	(1,414)	(2,215)	(2,537)
Profit before income tax	18,086	8,865	39,547
Income tax	(1)	(1,725)	(3,106)
Profit for the period from discontinued operations	18,085	7,140	36,441

Profit for the period from discontinued operations attributable to:
Equity holders of the parent	6,297	1,538	15,598
Non-controlling interest	11,788	5,602	20,843

Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	12.80	3.15	31.40
Diluted	12.29	3.02	30.21

(i)
Includes the remediation, at fair value, of the residual holding in Gav-Yam.

37.
Economic framework of the Group’s business

The Company does business in a complex framework due to the macroeconomic conditions, whose main variables have recently shown high volatility, and also due to regulatory, social and political conditions, both at a national and international level.

Its operating income may be affected by the fluctuations in the inflation rate and in the exchange rate at which the peso is converted into other currencies, mainly the US dollar, the variations in interest rates, which have an impact on the cost of capital, the changes in governmental policies, capital controls and other local and international political or economic events.

                In December 2019, a novel strain of coronavirus (SARS-COV-2) causing a severe acute respiratory syndrome (“COVID-19”) was reported to have surfaced in Wuhan, China. COVID-19 has since spread across the world, including Argentina, and on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. By early November approximately [1,284,519] cases of infections had been confirmed in Argentina. In response, countries have adopted extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, requiring closures of non-essential businesses, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions. The ongoing pandemic and these extraordinary government measures are disrupting global economic activity and resulting in significant volatility in global financial markets. According to the International Monetary Fund (“IMF”), the global economy has recently entered into a recession.

                The Argentine government has adopted multiple measures in response to the COVID-19 pandemic, including a nationwide mandatory lockdown that began on March 19, 2020 that has been extended several times, most recently through November 8, 2020. The government has also required during the last months the mandatory shutdown of businesses not considered essential. Finally, on November 6, 2020, the government announced the end of the mandatory lockdown for the AMBA (the “Área Metropolitana de Buenos Aires or “AMBA”) and the beginning of the new phase of social distancing. However, Coronavirus cases have risen over the last few months in several regions of the world and the rate of infections is still increasing. Lockdowns return to Europe as cases rise again. Spain, France and the UK have all recorded more than one million cases, and several others are seeing their highest number of new infections since the start of the pandemic.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

                These measures have significantly affected Argentine companies, which have faced drops in income and the deterioration of their flow of payments. In this context, the Argentine Government announced several actions intended to tackle the financial crisis of the companies adversely affected by the COVID-19 pandemic. In addition to the stagnation of the Argentine economy, there is an international crisis caused by the COVID-19 pandemic. In view of this scenario, a severe downturn in the Argentine economy is expected.

After several negotiations between the Argentine Government and the bondholders, the Argentine Government announced the execution of an agreement in principle with the main groups of bondholders in order to avoid the default. On August 28, 2020, the Government informed that the holders of 93.55% of the aggregate outstanding principal amount of all bonds have accepted a debt exchange and, on August 31, 2020, the Argentine Government obtained the consents required to exchange and/or amend 99.01% of the aggregate outstanding principal amount of all series of eligible bonds. As of the date of these financial statements, the new bonds are already being traded on the market.

However, the Government still faces the challenge of arriving at a successful renegotiation of the debt with the IMF. A favorable outcome for Argentina and the restructuring of its debt with the IMF would have a positive impact on the Argentine economy in the mid- and long-term. On the contrary, failure to reach an agreement with foreign private creditors might lead Argentina to default on its sovereign debt and, as a result, this situation may trigger restrictions on the companies’ ability to obtain new financing.

At a local level, the following circumstances may be noted:

●
In June 2020, the Estimador Mensual de Actividad Económica (“EMAE”) reported by the National Institute of Statistics and Census (Instituto Nacional de Estadísticas y Censos or INDEC) recorded a (12.3)% variation compared to the same month in 2019 and a (7.4)% variation compared to the previous month.
●
The market expectations survey prepared by the Central Bank in July 2020 called Relevamiento de Expectativas de Mercado (“REM”) forecasts that the retail inflation rate for 2020 will be 39.5%. The REM analysts foresee a (12.5)% decrease in the real GDP for 2020. In turn, they foresee a recovery in the economy for 2021 that will grow up to 5.6%. The economy is expected to grow during the third quarter of 2020 as the effects of the pandemic are perceived as transitory and economic recovery is expected to start soon.
●
The year-over-year inflation rate as of June 30, 2020 was 42.8%.
●
From July 2019 to June 2020, the peso depreciated 66% compared to the US dollar at the average wholesale exchange rate quoted by Banco de la Nación Argentina. In view of the foreign exchange restrictions in force since 2019, the gap between the official peso/US dollar exchange rate and the peso/US dollar exchange rate offered in the black market is almost 75%. This has an impact on the level of economic activity and detrimentally affects the reserves of the Argentine Central Bank. In addition, the current foreign exchange restrictions or those that may be imposed in the future may impair the Company’s ability to access the Sole Free FX Market (Mercado Único Libre de Cambio or MULC) to purchase the currency required to meet its financial obligations.

On September 15, 2020, the Argentine Central Bank issued Communication “A” 7106 which establishes, among other things, that entities with principal maturities falling due between October 15, 2020 and March 31, 2021 related to the issuance of foreign-currency denominated publicly-registered debt securities in Argentina by private sector clients or by the entities themselves, must submit to the Argentine Central Bank a refinancing plan based on the following criteria: (a) the net amount for which access to the foreign exchange is granted within the original terms must not exceed 40% of the principal amount due, and (b) the remaining principal amount must have been refinanced through new foreign debt with an average life of at least 2 years. Therefore, the Company is analyzing the impact of this provision in order to comply with the Central Bank’s requirements in due time and manner, if applicable.

Series I Non-convertible Notes having a par value of USD 181,518,707 and other bank debts shall become due on November 15, 2020.

COVID-19 Pandemic

As it arises from the ‘Economic framework of the Group’s business’ note, the COVID-19 pandemic is having an adverse impact on both the global and the Argentine economy and the Company’s business. Although the COVID-19 pandemic has had an impact nationwide on the business conducted by the Company, it is still too early to assess the total scope of its impact.

Below follows a description of the expected effects of the COVID-19 pandemic on the Company as of the date of these financial statements:

Agricultural business

The agricultural business of Cresud and its subsidiaries in Brazil, Paraguay and Bolivia continued to operate relatively normally; since the agricultural activity has been considered an essential activity in the countries where the Company operates. In any case, the effect of Covid-19 could cause changes in demand on a global scale and affect the prices of commodities in the international and local markets in the short term.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

Operations Center in Argentina

●
As a consequence of the preventive and mandatory social isolation, shopping malls across the country have been closed since March 20, 2020. Only those stores engaged in essential activities remain open such as pharmacies, supermarkets and banks whereas some food and clothing stores are offering delivery services and selling products on WhatsApp. In May and June, these measures were relaxed and certain activities were resumed in some marketplaces in the Argentine provinces such as Salta, Mendoza, Santa Fe and Córdoba. Actually, the shopping malls Alto Noa, Mendoza Plaza, Alto Rosario, La Ribera and Córdoba Shopping reopened under strict health and safety protocols providing for reduced shopping hours, social distancing and access controls. The shopping mall in Neuquén was reopened in July 2020 whereas the Distrito Arcos shopping mall, a premium open-air outlet in the City of Buenos Aires, was reopened early in August 2020. As of this date, 44% of the square meters of the Company’s Shopping Malls are open. Nevertheless, the uncertainty posed by this situation may cause the closing of stores that have already opened.
●
As a result of the shopping mall closings, the Company has decided to differ the invoicing and collection of the Monthly Guaranteed Amount (Valor Mensual Asegurado or V.M.A.) until September 30, 2020, with some exceptions, and not to collect the collective promotion fund during such period in an attempt to prioritize its long-term relationship with the lessees. Additionally, an increase in the delinquency rate of some lessees has been noticed. The ensuing impact on shopping malls has been a 30.5% decrease in income from rentals and services compared to the previous fiscal year and an 83% decrease compared to the last quarter of the previous fiscal year. Moreover, the allowance for bad debts is Ps. 305 million for the fiscal year ended June 30, 2020 and Ps. 187 million for the last quarter of the fiscal year.
●
As regards the rental of offices, although most of the lessees are working remotely, they are open under strict health and safety protocols. As of this date, the Company has not experienced any collection difficulties.
●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, which are owned directly or indirectly by the Company, are also closed since March 20. All scheduled conferences have been suspended, most of the fairs and conventions were postponed, and most of the scheduled shows in the DIRECTV Arena stadium have been cancelled. The reopening date of these premises is uncertain as well as the future calendar of fairs, conventions and shows.
●
In order to reduce the risk of the virus spreading and protect public health, the Libertador hotels in the City of Buenos Aires and the Llao Llao hotel in the province of Río Negro are temporarily closed and it is still uncertain when they will reopen and go back to normal operations. As regards Hotel Intercontinental in the city of Buenos Aires, it is operating only under a contingency and emergency plan. The impact of all the above on these financial statements has been a 32% decrease in income compared to the previous fiscal year and a 100% decrease compared to the same quarter of the previous year.

Operation Center Israel

●
The COVID-19 pandemic has had a negative impact on the market valuation of IDBD, DIC and operating subsidiaries due to the sharp fall in prices. The mandatory shutdown lasted almost 10 days and was then relaxed under strict health and safety protocols. The effects on the operating businesses have been diverse:

o as regards supermarkets (Shufersal) and agriculture (Mahadrin), the impact has been positive in the short-term as these are considered essential activities;
o as concerns telecommunications (Cellcom), in particular the international roaming service, there has been a decrease in consumption keyed to a significant drop in international tourism. Cellcom has taken actions to reduce such negative effects by cutting back on expenses and investments during the coronavirus crisis period, including staff downsizing measures.
o In PBC, the activities and income from real estate transactions have been adversely affected by the economic situation and the bans on circulation. Consequently, PBC’s cash flow is expected to be somehow vulnerable although it is not possible to estimate as of this date to which extent PBC has made an assessment of its investment properties showing signs of impairment and, as a consequence, a reduction in the value of its properties of Ps. 2,989 has been accounted for.

As regards the Group’s financial debt:

●
IRSA must honor the following maturities within the next 12 months: Series II Non-convertible Notes, having a par value of US$ 71.4, due on July 20, 2020; Series II Non-convertible Notes, having a par value of CLP 31,502.6 (equivalent to US$ 41 approximately), due on August 6, 2020; Series I Non-convertible Notes, having a par value of US$ 181.5, due on November 15, 2020, Series III Non-convertible Notes, having a par value of Ps. 354 (equivalent to US$5), due on February 21, 2021, Series IV Non-convertible Notes, having a par value of US$ 51.3, due on May 21, 2021 and a bank debt in an amount equivalent to US$14.3.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
Our subsidiary, IRSA CP, must honor the maturity of its Series IV Non-convertible Notes, having a par value of US$ 140, which will become due in September 2020 and a bank debt of US$ 23.
●
The short-term financial debts of our subsidiaries, IDBD-DIC, have a nominal value of US$ 202 (including non-convertible notes and borrowing from banks and financial entities). It should be noted that such commitments have no effects on IRSA because such indebtedness is without recourse against IRSA and is not guaranteed by IRSA’s assets as described in Note 1 to these interim consolidated condensed financial statements.

In May and July 2020, IRSA issued US$ 105.4 non-convertible notes in the local market intended to refinance its short-term debt. The proceeds of such issuances were used by the Company to repay its Non-convertible Notes due on July and August 2020.

The alternatives that the Company is considering to refinance the repayment of its Non-convertible Notes due in November 2020, February 2021 and June 2021 are a capital increase in an approximate amount of US$ 70 / US$ 100 resolved at the annual shareholders’ meeting held in October 30, 2019 and obtaining financing in the domestic or international capital markets through new issues of debt securities or liability management transactions in the range of US$ 40 and US$ 100, in addition to the transactions already conducted in May and July. In addition, IRSA has a long-standing relationship with banks of the local financial system that may supplement and diversify the Company’s sources of financing in addition to capital market financing. Moreover, as part of our strategy, the Company may sell a portion of its portfolio of assets (hotels and/or land reserves and offices through its subsidiary, IRSA CP) to generate additional funds.

Lastly, IRSA CP has granted IRSA a three-year credit facility up to US$ 180, of which US$ 53.4 were used by IRSA on June 30, 2020. IRSA may still use the remaining balance of such facility and receive dividends from such company in its capacity as controlling shareholder of 80.65% of its capital stock. It should be noted that IRSA CP’s cash and cash equivalents (including current financial investments) as of June 30, 2020 amount to US$ 155 and, following the fiscal year-end, it sold office assets worth US$ 128.6. Moreover, it is working on different financing alternatives in pesos with local banks (syndicated loans and/or bilateral loans) in estimated amounts equivalent to USD 50 and USD 100 to discharge its short-term obligations and it may eventually resort to debt transactions in the local capital market.

The final effects of the coronavirus outbreak and its impact on the country’s economy is unknown and cannot be reasonably foreseen. Nevertheless, although it has had significant effects in the short-run, it is not expected that they will affect the continuation of business. Although there are short-term economic impacts, it is foreseen that the Company will be able to continue meeting its financial commitments in the following twelve months.

The Company is closely monitoring the situation and taking all necessary actions to preserve human life and the Company’s businesses.

38.
Subsequent events

Sale of Bananal Farmland

In July 2020, Brasilagro sold 2,160 hectares (of which 1,714 hectares were useful for crop production) of the “Bananal” farmland (municipality Magalhães - BA).The establishment was in groups of assets held for sale due to a disagreement involving the tenant at the time of sale. The previous conditions recognized in the Purchase Agreement were fully met on July 31, 2020 after receipt of R $ 5.5 (equivalent to Ps. 84). The amount of the sale was set at BRL 28 (equivalent to Ps. 392). The face value of the sale is BRL 7.5 (equivalent to Ps. 112) was received. It is not expected to obtain a result from this operation since the asset was valuated at its fair value.

Issuance of Cresud Notes

On August 31, 2020, after the close of the fiscal year, the seventeenth Series of Notes public tender was carried out, within the framework of the Program approved by the Shareholders Meeting, for up to USD 500, being the liquidation date on June 9, 2020. The main characteristics of the issuance are detailed bellow:

- Series XXX: denominated in USD and payable in ARS at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 25.0, maturing 36 months from the date of issuance. At a fixed rate of 3.5%, maturing 18 months from the date of issuance with quarterly payments and principal expiring at maturity. The issue price was 100.0% of Nominal Value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
Sale of floors in the Boston Tower

On July 15, 2020, IRSA CP entered into a preliminary sales agreement (with delivery of possession) with respect to a medium-height floor in the Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 1,063 sq. meters and 5 parking lots located in the building. The price of the transaction was Ps. 477.7 (US$ 6.7), which has been paid in full.

On August 26, 2020, IRSA CP executed a preliminary sales agreement (with delivery of possession) with respect to 5 floors in the Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 6,235 sq. meters and 25 parking lots located in the building. The price of the transaction was Ps. 2,562 million (US$ 34.7 million), which has been paid in full.

Bouchard Sale

On July 30, 2020, IRSA CP sold the entire “Bouchard 710” building, located in the Plaza Roma district of the City of Buenos Aires. The tower has a gross leasable area of 15,014 sq. meters divided into 12 floors for office use and 116 parking lots. The price of the transaction was approximately Ps. 6,300 million (US$ 87 million), which has been paid in full.

Issuance of IRSA Non-convertible Notes

On July 21, 2020, subsequently to the closing of the fiscal year, the Company issued USD 38.4 Non-convertible Notes in the local market through the following instruments:

●
Ps. 335.2 million (equivalent to USD 4.7 million) Series VI NCNs denominated and payable in Argentine pesos at a variable rate (Private Badlar) + 4.0%, with interest accruing on a quarterly basis. The principal amount is repayable in two installments: the first one -equal to 30% of the par value of the notes- payable on the date that is 9 (nine) months after the Issue and Settlement Date and the second installment -equal to 70% of the par value of the notes- payable on the relevant due date, i.e. July 21, 2021. Notes were issued at 100% of their par value.

●
US$ 33.7 million Series VII NCNs denominated in US$ and payable in Argentine pesos at the applicable exchange rate, at a fixed 4.0% rate, with interest accruing on a quarterly basis. Repayment of capital is due on January 21, 2021. Notes were issued at 100% of their par value. The proceeds will be used to refinance short-term indebtedness.

Payment of non-convertible notes

On July 20, 2020, the Company paid the twentieth interest installment and the principal installment of the US$ 75 Series II Non-convertible Notes issued on July 20, 2010.

On August 6, 2020, the Company paid the second interest installment and the principal installment of the US$ 47 Series II Non-convertible Notes issued on August 6, 2019.

Payment of IRSA CP’s Series IV Non-convertible Notes

On September 14, 2020, the aggregate principal amount of the Series IV Non-convertible Notes in the amount of Ps. 10,381 (US$ 140) and interest accrued as of such date in the amount of Ps. 134 (US$ 1.8) were paid.

Sale of remaining shares in Shufersal

On July 22, 2020, DIC accepted a private investors’ offer to purchase its aggregate shares in Shufersal, representing 26% of the capital stock, in the amount of NIS 1,456 million (NIS 23.5 per share). After the sale, DIC does no longer have any equity interest in such company.
Cellcom

On August 13, 2020, the Israeli Ministry of Communications approved the acquisition of Golan by Cellcom subject to certain conditions. It is worth noting that by such date the Antitrust Commissioner had already granted clearance.

On August 26, 2020, Cellcom informed that it completed the acquisition of Golan in consideration for approximately NIS 545 million in the aggregate, plus the cash equivalents held by Golan as of the closing date less its financial debts, which were paid in full by Cellcom to the Golan shareholders in cash. See information on the agreement in note 4 to these financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of a subsidiary owned by Elron

On July 16, 2020, Elron, through the investment held by it in CartiHeal (2009) Ltd. (a company in which Elron holds a 27% interest approx.) ("CartiHeal"), entered into an agreement with Bioventus LLC (an international company engaged in the manufacture of medical devices, "Bioventus"), which is a current shareholder of CartiHeal, providing as follows:

● Bioventus will make an additional US$ 15 – US$ 20 investment in CartiHeal, at a company value of USD 180.
● Bioventus will be granted a call option to buy 100% of the shares in CartiHeal.
● CartiHeal will have a put option to sell 100% of its capital stock to Bioventus.

The call option may be exercised at any time after the investment is made. The put option may be exercised subject to pivotal clinical trial success, which includes the successful attainment of certain goals of the secondary trial, subject to obtaining the FDA’s approval of the Agili-C device of CartiHeal, which fully coincides with the success of the trial.

Sale of Clal Shares

On June 28 and July 6, 2020, IDBD sold 4,791,618 shares in Clal held by it through swap transactions, at an average price of NIS 30/share, representing 7.1% of the capital stock.

In addition, on September 3, 2020, IDBD sold 2,376,527 shares in Clal, representing 3.5% of its capital stock, at an average price of NIS 32.475/share, amounting to NIS 77.2 in the aggregate.

As a consequence of such transactions, IDBD’s current stake in Clal represents 4.99% of its capital stock and, as a result, IDBD is no longer regarded as an interested party in Clal under the Israeli Securities Regulations.

Increase in the interest held in PBC

In July 2020, DIC acquired 1.4% of PBC capital stock in consideration for NIS 18.

DIC notes repurchase plan

On August 20, 2020, DIC’s Board of Directors approved the extension of its notes repurchase plan (Series F and J) until December 31, 2020 up to NIS 300. Repurchases shall be made on the basis of market opportunities and the scope thereof shall be determined by the management.

IDBD financing agreement

On August 30, 2019, the Company's Board of Directors approved the signing of a commitment with Dolphin, to make capital contributions for up to the amount of NIS 210, according to the schedule of commitments assumed by Dolphin between September 2019 and September 2021 with IDBD.

Dolphin undertook to make contributions to IDBD subject to the occurrence of certain events in accordance with the following scheme: (i) NIS 70 to be contributed immediately; (ii) NIS 70 to be contributed until September 2, 2020 and (iii) NIS 70 to be contributed until September 2, 2021. According to Dolphin's agreement with IDBD, said contributions will have the character of capital contributions resulting in the issuance of new IDBD shares in favor of the parent company or may be granted in the form of a subordinated loan.

                On September 7, 2020, the Company communicated that, with respect to the capital contributions committed for September 2, 2020 and 2021, it considers that there are doubts regarding the fulfillment of the pre-conditions established for making such contributions. Accordingly, it has resolved not to make the contribution corresponding to 2020.

Exchange Offer - Issuance of Series XXXI and XXXII Notes

            As a consequence of the new restrictions on access to the Foreign Exchange Market, we launched an exchange offer on our Series XXIV Notes due on November 14, 2020 (the “Existing Notes”). The abovementioned restrictions to obtain United States dollars established under Communication “A” 7,106 apply for the purchase of foreign currency intended for repayment of principal maturing between October 15, 2020 and March 31, 2021 in respect of the issuance of foreign currency-denominated debt securities registered with official registries in Argentina by private sector clients or the entities themselves. For such purposes, all Eligible Holders (the “Eligible Holders”) were invited by us to Exchange the Existing Notes, Series XXIV Notes.

        On October 23, 2020, we announced Notes to be issued in exchange for the Existing Notes, Series XXIV Notes, as applicable, pursuant to the terms and methods for the exchange of the Existing Notes. The exchange offer consisted on the following two options for the bondholders terms:

(i)
A repayment of principal amount of Existing Notes tendered for Exchange, in cash in United States Dollars, in an amount resulting from dividing USD 29,442,160,00 by the total number of Existing Notes tendered in Exchange for the Series XXXI, always provided such quotient is less than or equal to USD 1 whereas if such quotient is higher than USD 1 the consideration shall be equal to USD 1 (“Principal Repayment”);which would represent at least 40% of the amount of the Existing Notes tendered and the remaining amount until reaching USD 1 of each USD 1 of the Existing Notes tendered for Exchange, in Series XXXI Notes. Series XXXI Notes to be issued at a fixed nominal interest rate of 9.00% per annum and maturing 3 (three) years after the Date of Issue and Settlement, with annual repayments, denominated and payable in United States Dollars, in a principal amount up to USD 44,163,240 to be paid in kind by tendering for exchange of the Existing Notes. In all cases, the sum of (i) and (ii) shall be the equivalent to USD 1 per each USD 1 of Existing Notes tendered for Exchange.; and

(ii)
A par for par exchange of notes Series XXXII for each Existing Notes presented to the Exchange. Series XXXII Notes to be issued at a nominal fixed interest rate of 9% per annum, maturing 24 (twenty-four) months after the Date of Issue and Settlement, denominated and payable in a principal amount up to USD 44,163,240, to be paid in kind by tendering for exchange the Existing Notes.

        For both options interest accrued on the Existing Notes until the Date of Settlement of the Exchange Offer will be paid in cash:

       Moreover, the Company offers an early exchange consideration equivalent to USD 0.02 per each USD 1 of Existing Notes tendered and accepted in exchange for Series XXXII Notes prior to the deadline to receive the consideration for early acceptance (the “Early Exchange Consideration”). Such consideration shall be paid in Pesos on the Date of Issue and Settlement as per the exchange rate reported by Communication “A” 3,500 of the Central Bank of Argentina on the business day next preceding the Exchange Expiration Date. For the purposes of receiving the Early Exchange Consideration, the Eligible Holders shall tender the Existing Notes in their possession on or before the Deadline to Receive the Early Exchange Consideration.

        On November 2, 2020, the Company announced the results of the Early Bird of Series XXXII Notes. As of October 30, 2020, deadline for accessing the Early Bird, exchange orders have been submitted for a total amount equivalent to USD 31,820,655 for Series XXXII Notes.

        All existing notes presented on or before the above mentioned deadline have been accepted by the Company and will be eligible to receive the consideration on the Issue and Settlement Date.

        As timely announced, the Exchange Offer would expire on November 5, 2020, unless it is extended by the Company. Finally, on November 6, 2020, the Company decided to extend the Exchange Offer, to November 10, 2020. This extension does not imply a modification to the economic terms of the Exchange Offer.

        On November 11, 2020, the Company reported the results of the Exchange Offer. Eligible holders have been presented for a total amount equivalent (for both Classes) to USD 65.075.746, representing 88.41% of the face value of the Existing Notes in Circulation, through the participation of 1,098 orders.

        SERIES XXXI Notes issuance:

        The Face Value of Existing Notes presented and accepted for the Exchange totaled USD 30,751,640 and the Nominal Value of Series XXXI Notes to be issued was USD 1,309,480. The maturity date will be November 12, 2023.

        According to the terms and subject to the conditions established in the Prospectus Supplement, Eligible Holders whose Existing Notes have been accepted for the Exchange by the Company, will receive for every USD 1 of Existing Notes submitted to the Exchange, the accrued interest of the Existing Notes until the settlement and issue date and the following:

        a. USD 0.95741755 in cash for each USD 1 of Existing Notes presented to the Exchange; and

        b. The remaining amount until completing USD 1 for each USD 1 of Existing Notes presented to the Exchange, in Series XXXI Notes.

        SERIES XXXII Notes Issuance:

        Face Value of Existing Notes presented and accepted for the Exchange totaled USD 34,324,106 and the Nominal Value of Series XXXII Notes to be issued is USD 34,324,106. The maturity date will be November 12, 2022.

                Exchange Offer- Issuance of Series VIII and IX Notes

                As a consequence of the new restrictions on access to the Foreign Exchange Market, IRSA launched an exchange offer on its Series I Notes due on November 15, 2020 (the “Existing Notes”). The abovementioned restrictions to obtain United States dollars established under Communication “A” 7,106 apply for the purchase of foreign currency intended for repayment of principal maturing between October 15, 2020 and March 31, 2021 in respect of the issuance of foreign currency-denominated debt securities registered with official registries in Argentina by private sector clients or the entities themselves. For such purposes, all Eligible Holders (the “Eligible Holders”) were invited by IRSA to Exchange the Existing Notes, Series I Notes.

                On October 22, 2020, IRSA announced Notes to be issued in exchange for the Existing Notes, Series I Notes, or through the Cash Subscription (the “Cash Subscription”), as applicable, pursuant to the terms and methods for the exchange of the Existing Notes. The exchange offer consisted on the following two options for the bondholders terms:

(i)
A repayment of principal amount of Existing Notes tendered for Exchange, in cash in United States Dollars, in an amount resulting from dividing USD 72,607,482.80 by the total number of Existing Notes tendered in Exchange for the Series VIII, always provided such quotient is less than or equal to USD 1 whereas if such quotient is higher than USD 1 the consideration shall be equal to USD 1 (“Principal Repayment”); which would represent at least 40% of the amount of the Existing Notes tendered and the remaining amount until reaching USD 1 of each USD1 of the Existing Notes tendered for Exchange, in Series VIII Notes. Series VIII Notes to be issued at a fixed nominal interest rate of 10.00% per annum and maturing 3 (three) years after the Date of Issue and Settlement, with annual repayments, denominated and payable in United States Dollars, in a principal amount up to USD 108,911224 to be paid in kind by tendering for exchange of the Existing Notes . In all cases, the sum of (i) and (ii) shall be the equivalent to USD1 per each USD1 of Existing Notes tendered for Exchange.; and

(ii)
A par for par exchange of notes Series IX for each Existing Notes presented to the Exchange. Series IX Notes to be issued at a nominal fixed interest rate of 10% per annum, maturing on March 1, 2023, denominated and payable in a principal amount up to USD 108,911,224, that may be increased up to the Maximum Aggregate Principal Amount (the “Maximum Aggregate Principal Amount”), to be paid in kind by tendering for exchange the Existing Notes, or by Subscription in Cash.

For both options interest accrued on the Existing Notes until the Date of Settlement of the Exchange Offer will be paid in cash:

                Moreover, the Company offers an early exchange consideration equivalent to USD 0.02 per each USD 1 of Existing Notes tendered and accepted in exchange for Series IX Notes prior to the deadline to receive the consideration for early acceptance (the “Early Exchange Consideration”). Such consideration shall be paid in Pesos on the Date of Issue and Settlement as per the exchange rate reported by Communication “A” 3500 of the Central Bank of Argentina on the business day next preceding the Exchange Expiration Date. For the purposes of receiving the Early Exchange Consideration, the Eligible Holders shall tender the Existing Notes in their possession on or before the Deadline to Receive the Early Exchange Consideration.

                On November 2, 2020, the Company, announced the results of the Early Bird of Series IX Notes. As of October 30, 2020, deadline for accessing the Early Bird, exchange orders have been submitted for a total amount equivalent to USD 70,971,181 for Series IX Notes.

                All existing notes presented on or before the above mentioned deadline have been accepted by the Company and will be eligible to receive the consideration on the Issue and Settlement Date.

                As timely announced, the Exchange Offer would expire on November 5, 2020, unless it is extended by the Company. Finally, on November 6, 2020, the Company decided to extend the Exchange Offer, to November 10, 2020. This extension does not imply a modification to the economic terms of the Exchange Offer.

                On November 11, 2020, IRSA reported the results of the Exchange Offer. Eligible holders have been presented for a total amount equivalent (for both Classes) to USD 178,458,188, representing 98.31% of the face value of the Existing Notes in Circulation, through the participation of 6,571 orders.

SERIES VIII Notes issuance:

                The Face Value of Existing Notes presented and accepted for the Exchange totaled USD 104,287,243 and the Nominal Value of Series VIII Notes to be issued was USD 31,679,760. The maturity date will be November 12, 2023.

                According to the terms and subject to the conditions established in the Prospectus Supplement, Eligible Holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 of Existing Notes submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

                        a. USD 0.69622593 in cash for each USD 1 of Existing Notes presented to the Exchange; and

                        b. The remaining amount until completing 1 USD for each 1 USD of Existing Notes presented to the Exchange, in Notes Series VIII.

SERIES IX Notes Issuance:

                Face Value of Existing Notes presented and accepted for the Exchange totaled USD 74,170,945 and the Nominal Value of Series IX Notes to be issued (together with the Face Value to be issued as a result of the cash subscription) is USD 80,676,505. The maturity date will be March 1, 2023.

Modifications to the Terms of the Existing Notes:

              Pursuant to the terms and conditions specified on the pricing supplement of the Existing Notes, and considering that consent has been obtained for an amount greater than 90% of the principal of the Existing Notes, the Company made the Non-Essential Proposed Modifications and / or the Essential Proposed Modifications, by means of which the terms and conditions of the existing notes will be modified and replaced.

                Consequently, by virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" was eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the Existing Notes.

                Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes were modified and replaced:

                        - Expiration Date: It will be March 1, 2023.

                        - Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.

                The terms and conditions of the Series I Notes are not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

                The implementation of the Proposed Essential Modifications and the Proposed Non-Essential Modifications have been approved by the Company's Board of Directors, dated November 11, 2020.

                For more information, see "Proposed Modifications to Existing Notes" of the Prospectus and Exchange Supplement.

Series I Cancellation:

                In relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, on November 12, 2020, the Company made a partial cancelation for a Nominal Value of USD 178,458,188 of Series I Notes, after the cancellation the Nominal Value under circulation will be USD 3,060,519.

Corporate Information: IDBD

IDBD has been maintaining negotiations with creditors in order to restructure its financial debt in favorable terms. As of June 30, 2020, the total balance of (i) IDBD’s Series 9 Bonds was NIS 901 million (the "Series 9"), (ii) IDBD's Series 14 Bonds were NIS 889 million guaranteed by IDBD’s 70% of DIC's shares (the “Series 14”), (iii) IDBD’s Series 15 Bonds were NIS 238 million guaranteed by 5% of Clal’s shares (the "Series 15"). Due to lack of agreement, on September 17, 2020, a petition was submitted in the District Court in Tel-Aviv-Jaffa (“The Court”) on the subject of granting of an order for the opening of proceedings by the Trustee for the holders of the Company's Bonds (Series 9) (“The petition”). Within the framework of the petition, the Court was requested to grant an order for the opening of proceedings for the Company pursuant to Section 18 of the Insolvency and Economic Rehabilitation Law, 5778 – 2018 (“The Law”); to instruct the appointment of a trustee for the Company according to law. On September 21, 2020, the holders of the bonds (Series 14) of IDB Development approved making the entire uncleared balance of IDB Development's bonds (Series 14) repayable immediately. On September 22, 2020, the Company submitted its initial response to the Petition in the Court, in which it argues that it is in the best interest of the company and all its creditors to exhaust the negotiations with the controlling shareholder and its creditors during a short period in order to try and maximize the value of its assets, for the benefit of the creditors and the company, and avoid costs and additional harmful consequences. In addition, the response of Dolphin Netherlands B.V. (the controlling shareholder of the Company) was also submitted, as were responses by the Trustees for the bondholders (Series 15 and Series 14) of the Company to the Petition. It should be mentioned that in tandem to his response, the Trustee of bondholders (Series 14) of the company submitted petitions for the enforcement of a lien and for the appointment of a receiver as well as an urgent petition for the setting of a hearing on the said petitions for a receivership, together with the hearing on the petition, which was set for September 24, 2020. On September 25, 2020, declared the insolvency and liquidation of IDBD and initiated liquidation proceedings. The Court appointed a trustee for the shares of IDBD and a custodian for the shares of DIC and Clal. We are analyzing together with our local and international advisors the decision, including alternatives and courses of action.

Boston Tower floor´s sale by IRSA CP

On November 5, 2020, IRSA CP has sold and transferred 4 floors of the Boston tower located at 265 Della Paolera Street, in the Catalinas district of the Autonomous City of Buenos Aires for a gross leasable area of approximately 3,892 sqm and 15 garage units located in the building. The transaction price was approximately USD 22.9 million (USD/sqm 5,570), which was paid in full. After this operation, IRSA CP owns 3 floors with an approximate location area of 3,266 m2 in addition to garage units and other complementary spaces.
On November 12, 2020, IRSA CP has sold and transferred three floors of the Boston tower located at 265 Della Paolera Street, in the Catalinas district of the Autonomous City of Buenos Aires for a gross leasable area of approximately 3,266 sqm, a retail store of approximately 225 sqm and 15 garage units located in the building. The transaction price was approximately USD 19.1 million (USD/sqm 5,490), which was paid in full. After this operation, IRSA CP has no remaining leasable area in the building, only keeping a space of the first basement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

NEW LIPSTICK, LLC AND SUBSIDIARY

TABLE OF CONTENTS

INDEPENDENT AUDITOR’S REPORT	F-116
CONSOLIDATED FINANCIAL STATEMENTS	F-119
Consolidated Balance Sheet	F-119
Consolidated Statement of Operations	F-120
Consolidated Statement of Changes in Members’ Deficit	F-121
Consolidated Statement of Cash Flow	F-122
Notes to Consolidated Financial Statements	F-123
SUPPLEMENTAL INFORMATION	F-129
Consolidating Balance Sheet	F-131
Consolidating Statement of Operations	F-132

Daniel Abelovich
Ciro Polano
Marcelo Fuxman
Roberto Murmis
Noemí Cohn

INDEPENDENT AUDITOR’S REPORT

To the Members of
New Lipstick, LLC

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of New Lipstick, LLC and Subsidiary (a limited liability company) (the ‘Company’) as of June 30, 2020, which comprise the consolidated balance sheet and the consolidated statements of operations, changes in members’ deficit and cash flow for the year then ended, and the related notes to the consolidated financial statements.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

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

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Abelovich, Polano & Asociados S.R.L. NEXIA is a member firm of the “Nexia International” network. Nexia International Limited does not deliver services in its own name or otherwise. Nexia International Limited and the member firms of the Nexia International network (including those members which trade under a name which includes the word NEXIA) are not part of a worldwide partnership. Member firms of the Nexia International network are independently owned and operated.
Nexia International Limited does not accept any responsibility for the commission of any act, or omission to act by, or the liabilities of, any of its members.
Nexia International Limited does not accept liability for any loss arising from any action taken, or omission, on the basis of the content in this document or any documentation and external links provided. The trade marks NEXIA INTERNATIONAL, NEXIA and the NEXIA logo are owned by Nexia International Limited and used under licence. References to Nexia or Nexia International are to Nexia International Limited
or to the “Nexia International” network of firms, as the context may dictate.

Daniel Abelovich
Ciro Polano
Marcelo Fuxman
Roberto Murmis
Noemí Cohn

Abelovich, Polano & Asociados S.R.L. NEXIA is a member firm of the “Nexia International” network. Nexia International Limited does not deliver services in its own name or otherwise. Nexia International Limited and the member firms of the Nexia International network (including those members which trade under a name which includes the word NEXIA) are not part of a worldwide partnership. Member firms of the Nexia International network are independently owned and operated.
Nexia International Limited does not accept any responsibility for the commission of any act, or omission to act by, or the liabilities of, any of its members.
Nexia International Limited does not accept liability for any loss arising from any action taken, or omission, on the basis of the content in this document or any documentation and external links provided. The trade marks NEXIA INTERNATIONAL, NEXIA and the NEXIA logo are owned by Nexia International Limited and used under licence. References to Nexia or Nexia International are to Nexia International Limited
or to the “Nexia International” network of firms, as the context may dictate.

Emphasis of Matter - Termination of the ground lease and abandoning of the administration of the building

We draw attention to Notes 5 and 6 of the consolidated financial statements which describe the effects of the termination of the ground lease and the abandonment of the administration of the building that occurred subsequent to the date of the accompanying consolidated financial statements.

Our opinion is not modified in respect of the above mentioned matters.

Other matters


As of June 30, 2020, the Company had a members’ deficit of $37,984,853. This deficit relates to the notes payable to the members described in Note 4.


The supplemental information presented on pages 13-14 is for additional analysis and is not a required part of the consolidated financial statements. Such information has not been subject to the audit procedures applied in the audit of the consolidated financial statements, and accordingly, we do not express an opinion or provide any assurance on it.

October 30, 2020

(Partner)
Noemí I. Cohn

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

JUNE 30, 2020

ASSETS	06/30/2020 (Audited)	06/30/2019 (Unaudited)

Real estate, net	$-	$122.374.260
Cash and cash equivalents	6.132.232	860.849
Restricted cash	-	3.711.128
Tenant receivables, net	48.794	361.278
Prepaid expenses and other assets	-	6.665.497
Due from related party	2.188.579	120.274
Deferred rent receivable	-	7.871.348
Goodwill		-
Lease intangibles, net	-	10.779.121

TOTAL ASSETS	$8.369.605	$152.743.755

LIABILITIES AND MEMBERS' DEFICIT

LIABILITIES
Accounts payable and accrued expenses	$1.788.955	$1.720.601
Notes payable to members	44.275.534	42.904.739
Note payable	-	44.450.269
Deferred ground rent payable	-	246.100.408
Due to related parties	241.175	240.874
Tenant security deposits	-	872.682
Deferred revenue	48.794	567.572
Lease intangibles, net	-	30.940.147

TOTAL LIABILITIES	46.354.458	367.797.292

MEMBERS' DEFICIT	(37.984.853)	(215.053.537)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$8.369.605	$152.743.755

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2020

REVENUES:	06/30/2020 (Audited)	06/30/2019 (Unaudited)	06/30/2018 (Unaudited)
Base rents	$42.376.323	$42.591.305	42.640.302
Tenant reimbursements	8.868.733	7.851.478	7.672.918
Other rental revenue	252.478	385.239	50.029

TOTAL REVENUES	51.497.534	50.828.022	50.363.249

EXPENSES:
Real estate taxes	12.829.755	12.121.647	11.620.716
Utilities	2.335.535	2.393.263	2.381.489
Janitorial	1.819.490	1.813.184	1.776.052
Insurance	380.405	344.508	325.138
Repairs and maintenance	2.106.485	1.379.744	1.712.889
Security	1.228.882	1.149.765	1.014.923
Goodwill	-	5.422.615	0
Bad debt	-	-	30.593
General and administrative	3.868.430	3.067.133	2.827.316
Management fees	1.232.949	1.120.813	1.130.602
Elevator	328.939	364.581	302.620
HVAC	64.748	85.035	80.215
Ground rent	42.597.980	45.895.545	45.457.736
Interest expense	2.359.235	3.890.401	4.015.781
Depreciation and amortization	5.226.229	5.520.008	5.745.481
Amortization of lease intangibles	3.054.196	3.097.661	3.079.859

TOTAL EXPENSES	79.433.258	87.665.903	81.501.410
OTHER INCOME
Gain on debt forgiveness	40.196.070	-	20.000.000
Gain due to cancelation of ground lease and loss of control over the building	164.808.338	-	-

NET LOSS	$177.068.684	$(36.837.881)	$(11.138.161)

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ DEFICIT

 FOR THE YEAR ENDED JUNE 30, 2020

Members' deficit - July 1, 2017 (unaudited)	$(167.127.495)

Net loss	(11.138.161)
Members' deficit - July 1, 2018 (Unaudited)	$(178.265.656)

Capital contribution	50.000
Net loss	(36.837.881)
Members' deficit - June 30, 2019 (Unaudited)	$(215.053.537)

Net Gain	177.068.684
Members' deficit - June 30, 2020 (Audited)	$(37.984.853)

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED JUNE 30, 2020

	06/30/2020 (Audited)	06/30/2019 (Unaudited)	06/30/2018 (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net result	$177.068.684	$(36.837.881)	$(11.138.161)

Adjustments to reconcile net loss to net
cash provided by operating activities:
Depreciation and amortization	5.226.229	5.726.461	5.745.481
Bad debt	-	-	30.593
Gain on debt forgiveness	-	-	(20.000.000)
Deferred rent receivable	-	1.610.861	390.793
Amortization of above market leases	-	1.407.363	1.407.364
Accretion of below market leases	-	(2.363.408)	(2.387.552)
Accretion of above market ground lease	-	(437.809)	(437.809)
Amortization of lease intangible assets	3.054.196	(3.097.661)	3.079.859
Deferred ground rent	-	-	27.129.005
Amortization of loan costs	-	231.355	-
Gain on debt forgiveness	(40.196.070)	-	-
Gain due to cancelation of ground lease and loss of control over the building	(164.808.338)	-	-
Interest costs	1.370.796	-	-
Write-off of tenants receivable	(727.423)	-	-
Goodwill	-	5.422.615	-
(Increase) in operating assets:
Tenant receivables	1.039.907	3.265	18.195
Prepaid expenses and other assets	6.665.497	(289.946)	(510.810)
Lease intangibles	-	6.032.359	(281.225)
Restricted cash	3.711.128	-	-
Receivables from related party	(2.068.305)	-	-
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	9.628.400	(918.623)	290.404
Deferred ground rent	-	26.678.815	-
Tenant security deposits	-	(52.174)	(21.017)
Deferred revenue	-	246.138	(342.260)
Deferred rent receivable	7.871.348	-	-
Lease intangibles, net	8.435.334	-	-

TOTAL ADJUSTMENTS	(160.797.301)	40.199.611	14.111.021
NET CASH PROVIDED BY OPERATING ACTIVITIES	16.271.383	3.361.730	2.972.860

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	-	(35.001)	(1.418.777)
Repayment on notes payable	(11.000.000)	-	-
NET CASH USED IN INVESTING ACTIVITIES	(11.000.000)	(35.001)	(1.418.777)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on debt issuance costs	-	(298.295)	-
Repayments to related parties		-	(39.979)
Contribution from Members	-	50.000	-
Net change in restricted cash	-	265.499	181.496
Repayments on notes payable	-	(5.989.372)	-
Borrowings from shareholders	-	1.771.768	-
NET CASH USED IN FINANCING ACTIVITIES	-	(4.200.400)	(1.108.941)

NET DECREASE IN CASH AND CASH EQUIVALENTS	5.271.383	(873.671)	445.142
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	860.849	1.734.520	1.289.378
CASH AND CASH EQUIVALENTS AT END OF YEAR	$6.132.232	$860.849	$1.734.520
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest		$4.126.052	$4.244.626

NEW LIPSTICK, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

1.
ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

New Lipstick, LLC (the “Company”) was organized as a Delaware limited liability company and commenced operations on November 3, 2010. The Company was formed among IRSA International, LLC (“IRSA”), Marciano Investment Group, LLC (“Marciano”), Avi Chicouri (“Avi”), Par Holdings, LLC (“Par”), and Armenonville, collectively (the “Members”). On December 15, 2010, Armenonville assigned 100 percent of its membership interest to Lomas Urbanas S.A. IRSA is a wholly-owned subsidiary of Tyrus S.A. (“TYRUS”), a wholly-owned subsidiary of IRSA Inversiones y RepresentacionesSociedad Anonima, a company whose shares are listed on the Buenos Aires and New York Stock exchanges. The Company wasformed in order to acquire 100% interest in Metropolitan 885 Third Avenue Leasehold LLC (“Metro 885”), its wholly-owned subsidiary.

Metro 885 was organized for the purpose of acquiring and operating a 34 story class A office tower more commonly known as the Lipstick Building, located at 885 Third Avenue in New York (the “Property”). Metro 885 leased the land which contains approximately 28,000 square feet. On July 9, 2007, the Company acquired the Property. The Property contains approximately 635,800 square feet of rentable space, consisting of rental and office spaces.

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

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

1.
ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Organization (continued)

In accordance with the Agreement, the members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. For the year ended June 30, 2020, there were no contributions made by any of the members.

Distributions of capital will be made to the Members at the times, and in aggregated amounts determined by the Board of Directors of the Company. There were no distributions for the year ended June 30, 2020.

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

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with maturities of three months or less upon acquisition to be cash equivalents

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of the Federal Deposit Insurance Corporation insured limit of $250,000. As at June 30, 2020 cash deposits exceeded these insured limits.

Tenant Receivables, Net

The Company carries its tenant receivables at the amount due pursuant to lease agreements but uncollected, less an allowance for doubtful accounts. The Company continuously monitors collections from tenants and makes a provision for estimated losses based upon historical experience and any specific tenant collection issues that the Company has identified. As of June 30, 2020, the Company’s allowance for doubtful accounts was approximately $727,423. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

1.
ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes lease revenue on a straight–line basis over the terms of the lease agreements. Capitalized below market base values are accreted as an increase to base rents. Capitalized above market base values are amortized as a decrease to base rents.

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

No balance remain as of June 30, 2020 (see subsequent events)

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

No balance remained as of June 30, 2020 (see subsequent events).

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

1.
ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

2. RELATED PARTY TRANSACTIONS

Guaranty of Management Fee

On April 20, 2011, LM entered into an agreement with the Company’s lender which provides that the Company would be directly responsible for certain fees that are payable to Herald Square Properties, LLC (“HSP”). HSP is a 49% owner in LM. The Company and LM are affiliated by a common 49% owner. These fees are based on a consulting agreement between LM and HSP. On December 1, 2015, the parties agreed to extend the agreement for an additional year for a fee of $3,700 per month. The parties have the right to terminate this agreement at any time upon (30 days written notice served to the other party). The total management fees in the accompanying consolidated statement of operations, amounted to approximately $719,000, of which approximately $7,400 is unpaid as of June 30, 2020.

Property Management Agreement

On May 3, 2011, the Company entered into an asset management agreement with LM. The Company is charged an asset management fee of 1.0% of its gross revenues. Asset management fees incurred by the Company to LM amounted to approximately $514,000 for the year ended June 30, 2020, of which approximately $40,000 is unpaid at June 30, 2020. Asset management fees are included in management fees in the accompanying consolidated statement of operations.

Operating Lease

Effective August 1, 2011, LM leased office space from the Company. The term of the agreement runs through November 30, 2026. The total amount of rental income earned for the year ended June 30, 2020 amounted to approximately $201,000.

Other Related Party Transactions

At June 30, 2020 the Company is owed the following balances from the following related parties for expenses paid on their behalf.

Due from related party:
Lipstick Management LLC	$120,274
IRSA International LLC	2,068,305
$2,188,579

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

2.
RELATED PARTY TRANSACTIONS (CONTINUED)

Additionally, at June 30,2020, the amounts listed below represent expenses paid by the Company on behalf of related companies, which will be reimbursed by related companies.

Due to related parties:
IRSA Inversiones y Representaciones
Sociedad Anonima	$240,874
IRSA International LLC	301
$241,175

3.
NOTE PAYABLE

Metro 885 used to have note agreements with Royal Bank of Canada (the “Lender”) which were amended and restated in 2010. The the amended note was $115,000,000 and bore interest at (i) the London Interbank Offers Rate (“LIBOR”) plus 400 basis points, or (ii) Prime Rate plus Prime rate Margin, if converted into a prime Rate Loan. The amended note provided for a maximum interest rate of 5.25% through February 29, 2012, and 6.25% from March 1, 2012 through August 31, 2015, and matured on August 1, 2017.

On September 15, 2017, the Company amended again its existing note agreement with the Lender. Upon entering into the amendment, the Company paid down $40,000,000 through two prepayments. The first prepayment of $20,000,000 occurred in September 2017, bringing the total principal down from approximately $113,100,000 outstanding on the note to approximately $93,100,000 as of September 30, 2017. The second prepayment of $20,000,000 occurred on October 15, 2017 and the Lender forgave $20,000,000 of principal bringing the total principal down to $53,100,000 as of June, 2018. The note bears interest at LIBOR plus 200 basis points. The note matured on April 30, 2020.
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

On March 4, 2019, Metro 885 renegotiated its debt, which was stipulated in US$ 11 million plus a contingent amount calculated on the purchase price of the option on a part of the land where the Lipstick building is built. The debt must be canceled before April 30, 2021.

On February 12, 2020 Metro 885 made the final payment on the $11,000,000 trigger amount associated with the contingent debt forgiveness, and Metro 885’s lender terminated the mortgage associated with the Property resulting in a gain on debt forgiveness of approximately $40,000,000. Metro 885 was not required to make any additional payments in excess of the $11,000,000 which was agreed to on March 4, 2019.

4.
NOTES PAYABLE TO MEMBERS

On August 15, 2017, the Company entered into notes payable with two Members, IRSA International, LLC and Marciano Investment Group, LLC. The notes payable are for the totalamount of $40,000,000, and originally matured on August 15, 2019, but was extended without a specif date but with the same terms.. The notes bear interest at LIBOR plus 200 basis points (2.16% at June 30, 2020). Interest expense related to these notes was approximately $1,371,000 for the year ended June 30,2020. There were no principal payments during the year ended June 30, 2020.

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

4.
NOTES PAYABLE TO MEMBERS (CONTINUED)

As of June 30, 2020, the balance of the notes including accrued interest amounted to approximately $44,276,000. Proceeds were contributed to the Company’s wholly owned subsidiary. The subsidiary recorded monies received as capital contribution and used the money to paydown the note payable with the bank (NOTE 3).

5.
COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, is involved in litigation arising during the ordinary course of business. Based on currently available information, management believes that the resolution of any potential claims will not have a material adverse effect on the Company’s consolidated operating results or financial position.

6.
SUBSEQUENTS EVENTS

Subsequents adjusting events

On August 7, 2020, as a result of negotiations initiated in the context of the increase in the local levy from May 2020 established by the lease itself (hereinafter "Ground Lease"), signed an agreement with the owner of the Ground Lease in which the relationship is terminated and the lease is terminated, leaving the building management. For this reason, Metropolitan preceded eliminating as of June 30, 2020, the liability it had associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration. The net effect amounted to $ 164.8 million that is included within ‘Other income’ in the consolidated Statement of Operations. Additionally to this, on the same date, the Company:

●
Reported that it has decided to stop facing the cost of renting land (Ground Lease) where the Lipstick Building is located in New York City, handing over the management of the property;

●
Signed an agreement with the owner of the Ground Lease to terminate the commercial relationship, leaving the administration of the building. For this reason, Metropolitan derecognised as of June 30, 2020, the liability associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration.

Pursuant to such agreement, Metropolitan was fully released from liability except for (i) claims for liabilities prior to June 1, 2020, from those persons who performed works or rendered services in the Building or for Metropolitan and (ii) claims from persons who had an accident in the property after August 7, 2020.

SUPPLEMENTAL INFORMATION

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET JUNE 30, 2020

ASSETS	Metro 885	New Lipstick	Consolidating Entries	Totals

Cash and cash equivalents	$6,128,565	$3,667	$-	$6,132,232
Restricted cash	-	-	-	-
Investment in Metro 885	-	6,407,915	(6,407,915)	-
Tenant receivables, net	48,794	-	-	48,794
Due from related party	2,068,305	120,274	-	2,188,579

TOTAL ASSETS	$8,245,664	$6,531,856	$(6,407,915)	$8,369,605

LIABILITIES AND MEMBERS' DEFICIT

Accounts payable and accrued expenses	$1,788,955	$-	$-	$1,788,955
Notes payable to related parties	-	44,275,534	-	44,275,534
Due to related parties	-	241,175	-	241,175
Deferred revenue	48,794	-	-	48,794

TOTAL LIABILITIES	1,837,749	44,516,709	-	46,354,458

MEMBERS' DEFICIT	6,407,915	(37,984,853)	(6,407,915)	(37,984,853)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$8,245,664	$6,531,856	$(6,407,915)	$8,369,605

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS JUNE 30, 2020

	Metro 885	New Lipstick	Consolidating Entries	Totals

REVENUES:
Base rents, net	$42,376,323	$-	$-	$42,376,323
Tenant reimbursements	8,868,733			8,868,733
Other rental revenue	252,478	-	-	252,478
Investment loss	-	178.450.375	(178.450.375)	-

TOTAL REVENUES	51,497,534	178.450.375	(178.450.375)	51,497,534

EXPENSES:
Real estate taxes	$12,829,755	$-	$-	$12,829,755
Utilities	2,332,135	3,400	-	2,335,535
Janitorial	1,819,490	-	-	1,819,490
Insurance	380,405	-	-	380,405
Repairs and maintenance	2,106,485	-	-	2,106,485
Security	1,228,882	-	-	1,228,882
General and administrative	3,860,935	7,495	-	3,868,430
Management fees	1,232,949	-	-	1,232,949
Elevator	328,939	-	-	328,939
HVAC	64,748	-	-	64,748
Ground rent	42,597,980	-	-	42,597,980
Interest expense	988,439	1,370,796	-	2,359,235
Depreciation and amortization	5,226,229	-	-	5,226,229
Amortization of lease intangibles	3,054,196	-	-	3,054,196

TOTAL EXPENSES	78,051,567	1,381,691	-	79,433,258
OTHER INCOME
Gain on debt forgiveness	40,196,070	-	-	40,196,070
Management quitment	164,808,338	-	-	164,808,338

NET INCOME	$178,450,375	$177,068,684	$(178,450,375)	$177,068,684

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS JUNE 30, 2020