Form 20-F
period 2021-06-30
CRESUD INC
filed 2021-11-01
CIK 1034957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

Carlos M. Della Paolera 261, 9th Floor (C1001ADA),

Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Matías Iván Gaivironsky

Chief Financial and Administrative Officer

Tel +(5411) 4323-7449 - ir@cresud.com.ar

Carlos M. Della Paolera 261, 9th Floor, (C1001ADA),

Ciudad Autónoma de Buenos Aires, Argentina

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares (ADSs), each representing ten shares of Common Stock	CRESY	Nasdaq National Market of the Nasdaq Stock Market
Common Stock, par value ARS 1.00 per share		Nasdaq National Market of the Nasdaq Stock Market*

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 591,642,804.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	Jaime Mercado
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Ciudad Autónoma de Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10019

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

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

Factors that could cause actual results to differ materially and adversely include but are not limited to:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Brazil and Latin America or changes in developed markets or emerging markets or both;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

•	inflation and deflation;

•	ongoing economic impacts of the COVID-19 pandemic on the Argentine economy;

•	measures adopted by the Argentine Government in response to the COVID-19 pandemic;

•	impact on our business of the COVID-19 pandemic;

•	economic consequences of the pandemic and the related impact on our business and financial condition;

•	fluctuations in the exchanges rates of the peso and in the prevailing interest rates;

•	increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•	current and future government regulation and changes in law or in the interpretation by Argentine courts;

•	price fluctuations in the agricultural and real estate market;

•	political, civil and armed conflicts;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations and declines in the aggregate principal amount of Argentine public debt outstanding, default of sovereign debt;

•	government intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation or other actions;

•	restrictions on transfer of foreign currencies and other exchange controls;

•	increased competition in the shopping mall sector, office or other commercial properties and related industries;

•	potential loss of significant tenants at our shopping malls, offices or other commercial properties;

•	our ability to take advantage of opportunities in the real estate market on a timely basis;

•	restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

•	our ability to meet our debt obligations;

i

•	shifts in consumer purchasing habits and trends;

•	technological changes and our potential inability to implement new technologies;

•	deterioration in regional, national or global businesses and economic conditions;

•	changes on the applicable regulations to currency exchange or transfers;

•	incidents of government corruption that adversely impact the development of our real estate projects;

•	fluctuations and declines in the exchange rate of the peso, the U.S. dollar against other currencies; and

•	the risk factors discussed under “Risk Factors.”

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

ii

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

The terms “Argentine government” and “government” refer to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina (the Argentine Central Bank), the terms “CNV” and “CNV Rules” refer to the Comisión Nacional de Valores (the Argentine National Securities Commission) and the rules issued by the CNV, respectively. In this Annual Report, when we refer to “peso,” “pesos” or “ARS” we mean Argentine pesos, the legal currency of Argentina, when we refer to “U.S. dollar,” “U.S. dollars” or “USD” we mean United States dollars, the legal currency of the United States, and when we refer to “Real,” “Reals,” “Rs.” or “BRL” we mean Brazilian Real, the legal currency Brazil.

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

Our audited Consolidated Financial Statements as of June 30, 2021 and 2020 and for the years ended June 30, 2021, 2020 and 2019, and the notes thereto (our “Audited Consolidated Financial Statements”) are set forth on pages F-1 through F-117 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on October 28, 2021 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Deconsolidation of IDBD and DIC

Prior to September 25, 2020, we managed our business and operations in Israel through our subsidiaries IDB Development Corporation Ltd. (“IDBD”) and DIC. On September 25, 2020, the District Court in Tel Aviv-Jaffa (the “Court”), in response to a petition from IDBD’s creditors, declared the insolvency of IDBD and initiated liquidation proceedings (the “Liquidation Proceedings”). The Court appointed a trustee for IDBD’s shares and receivers for DIC’s and Clal’s shares.

Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believes that, as from September 25, 2020, our subsidiary IRSA lost control over IDBD and DIC (as this term is defined by IFRS 10). Accordingly, (a) our investment in IDBD and DIC has been deconsolidated in our unaudited condensed interim consolidated financial statements as of September 30, 2020 and for the three-month periods ended September 30, 2020 and 2019, and (b) comparative information in our Audited Consolidated Financial Statements have been retrospectively restated to reflect the deconsolidation of IDBD and DIC.

As of the date of this Annual Report, IRSA no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 2,062,000 of shares.

iii

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

Effective July 1, 2018, we adopted IFRS 15, Revenues from contracts with customers (“IFRS 15”) and IFRS 9, Financial instruments (“IFRS 9”) using the modified retrospective approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning of the fiscal year starting on July 1, 2018, and the comparative figures were consequently not modified.

Effective July 1, 2019, we adopted IFRS 16 “Leases” which establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant’s accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset. The standard allows to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value. The application of IFRS 16 increased assets and liabilities and generated a decrease in operating costs for leases. On the other hand, the balance of depreciation and financial results generated by the present value of those lease liabilities were increased. This application does not imply changes in comparative information.

Additionally, effective July 1, 2019, in accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity’s net investment in the associate or in the joint venture according to the definitions of said standard, using the modified retrospective approach. The provisions of IFRS 9 shall apply to such investments with respect to the participation in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28. We opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

See Note 2.2 to our Audited Consolidated Financial Statements for a more information of the adoption of new standards.

Currency Translations

We have translated some of the peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise required, the rate used to convert peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 95.7200 per USD 1.00 as of June 30, 2021. The average seller exchange rate for fiscal year 2021, quoted by Banco de la Nación Argentina was ARS 83.9081. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 99.5600 per USD 1.00 as of October 26, 2021. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Local Exchange Market and Exchange Rates” and “Risk Factors-Risks relating to Argentina-Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations.”

iv

Market Share Data

Information regarding market share in a specified region or area is based on data compiled by us from internal sources and from publications such as Bloomberg, the International Council of Shopping Centers, the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers), and the INDEC.

Certain Measurements

In Argentina the standard measure of area in the real estate market is the square meters (m2, or “sqm”), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this Annual Report (e.g., gross leasable area of buildings (“GLA” or “gross leasable area”), and size of undeveloped land) are expressed in terms of sqm. One sqm is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 sqm and to approximately 2.47 acres.

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

Item 2. Offer Statistics and Expected Timetable

This item is not applicable.

Item 3. Key Information

A. Reserved

A.1. Local Exchange Market and Exchange Rates

The Argentine government has established a series of exchange control measures that restrict the free flow of currency and the transfer of funds abroad. These measures significantly curtail access to the foreign exchange market Mercado Único y Libre de Cambios (“MULC”) by both individuals and private sector entities. This makes it necessary, among other things, to obtain prior approval from the Banco Central de la República Argentina (the “Central Bank”) to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina. For more information about exchange controls see, “Item 10. Additional Information-D. Exchange Controls”.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum (1) (2)	Minimum (1) (3)	Average (1) (4)	At closing (1)
Fiscal year ended:
June 30, 2019	45.8700	27.1600	37.8373	42.3630
June 30, 2020	70.3600	41.5000	59.5343	70.3600
June 30, 2021	95.6200	70.4200	83.8081	95.6200
Month ended:
July 31, 2021	96.5900	95.6600	96.1348	96.5900
August 31, 2021	97.6400	96.6900	97.1110	97.6400
September 30, 2021	98.6400	97.6800	98.1791	98.6400
October, 2021 (through October 26, 2021)	99.4600	98.6900	99.0675	99.4600

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

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This section is not applicable.

D. RISK FACTORS

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

Risks Relating to Argentina, Brazil and other Countries Where We Operate

•	The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operations.

•	We depend on macroeconomic and political conditions in Argentina.

•	Governments in the countries where we operate or intend to operate exercise significant influence over their economies.

•	Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

•	Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

•	Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and results of operations.

•	Property values in U.S. dollars in Argentina could decline significantly.

•	Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

•	The imposition of restrictions on acquisitions of agricultural properties by foreign nationals in Brazil may materially restrict the development of our business and significant environmental regulation may significantly increase our expenses.

Risks Relating to Our Agricultural Business

•	Fluctuation in market prices for our agriculture products could adversely affect our financial condition and results of operations.

•	Unpredictable weather conditions, pest infestations and diseases may have an adverse impact on our crop yields and cattle production. We may be exposed to material losses due to volatile crop prices since a significant portion of our production is not hedged, and exposed to crop price risk.

•	Worldwide competition in the markets for our products could adversely affect our business and results of operations.

•	Our internal processes and controls might not be sufficient to comply with the extensive environmental regulation and current or future environmental regulations could prevent us from fully developing our land affect its operations and ability to pay its debt as it becomes Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

Risks Relating to IRSA’s Business in Argentina

•	Disease outbreaks or other public health concerns could reduce traffic in IRSA’s shopping malls.

•	IRSA is subject to risks inherent to the operation of shopping malls that may affect its profitability. The loss of tenants or the failure of tenants to comply with the terms of their leases could adversely affect IRSA’s operating revenues and value of our properties.

•	The increasingly competitive real estate sector in Argentina may adversely affect IRSA’s ability to rent or sell office space and other real estate.

•	IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on its results of operations and financial condition.

•	The loss of tenants could adversely affect IRSA’s operating revenue and value of its properties.

•	IRSA’s level of debt may adversely affect its operations and ability to pay its debt as it becomes due.

•	IRSA may face risks associated with acquisitions of properties, IRSA’s future acquisitions may not be profitable and the properties IRSA acquires may be subject to unknown liabilities.

•	Some of the land IRSA has purchased is not zoned for development purposes, and it may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

•	IRSA is dependent on its Board of Directors senior management and other key personnel and may face potential conflicts of interest relating to its principal shareholders.

Risks Relating to IRSA’s Investment in Banco Hipotecario

•	COVID-19 may negatively impact the operations and financial situation of Banco Hipotecario.

•	Banco Hipotecario’s capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

•	The asset quality of financial institutions is exposed to the non-financial public sector’s and Central Bank’s indebtedness.

•	The short-term structure of Banco Hipotecario’s deposit base could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

•	Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

Risks Relating to our ADSs and Common Shares

•	Common shares eligible for sale could adversely affect the price of our common shares and ADSs.

•	If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

•	We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

•	Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

•	If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. holders of our common shares or ADSs would suffer negative consequences.

•	Holders of the ADS may be unable to exercise voting rights with respect to the common shares underlying their ADSs.

•	Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions and our ability to pay dividends is limited by law and our by-laws.

•	Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the ADSs.

•	Our shareholders may be subject to liability for certain votes of their securities.

•	The warrants are exercisable under limited circumstances and will expire.

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

The outbreak of COVID-19 rapidly spread across the globe in 2020 and is continuing to disrupt worldwide economic activity. Countries around the world, including across Latin America, have adopted extraordinary measures to limit the spread of COVID-19, including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential businesses, issuing stay at home advisories and orders, implementing quarantines and similar actions. The degree of containment of the virus, and the recovery in travel, has varied country by country. During the recovery period, there have been instances where cases of COVID-19 have started to increase again after a period of decline, which in some cases impacted the recovery of the economy in certain countries. COVID-19 has also had broader economic impacts, including an increase in unemployment levels and reduction in economic activity, which could lead to recession and further reduction in consumer or business spending, which may negatively impact the timing and level of a recovery in consumer demand.

As of the date of this Annual Report, most of the operations and properties are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina. These conditions include changes to growth rates, inflation rates, exchange rates, interest rates, taxes, foreign exchange controls, government policies, social instability, and other political, economic or international developments taking place in, or otherwise affecting, Argentina.

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

Some of the measures adopted by the Argentine government may adversely affect the business and financial condition of companies operating in the real estate sector, such as our Company. These temporary measures include the issuance of stay-at-home orders, closures of non-essential businesses such as shopping malls, prohibition of layoffs without cause and suspension of workers, among others. These measures have required, among other things, that we shut down our shopping mall properties from March 20 until October 14, 2020, and then again from April 15, 2021 until June 14, 2021, resulting in lower rental revenue from our shopping mall clients whose rent is based in part on sales revenue.

Finally, on September 16, 2021, the City of Buenos Aires Government, announced plans for the gradual lifting of restrictions in the City of Buenos Aires. As of the date of this Annual Report, different activities ranging from social gatherings, commercial activities and gastronomic venues are no longer restricted. For more information in connection with the COVID-19 pandemic and their impact on our Company, see “Item 5.A. Operating Results - The Ongoing COVID-19 Pandemic.” Although these measures may help attenuate the economic impact on the Argentine economy overall, they may have a negative impact on our business and results of operations. We have also been forced to keep the DirecTV Arena stadium closed throughout the entire 2021 fiscal year.

Additionally, we face various risks arising from the economic impact of the pandemic and government measures which are difficult to predict accurately at this time, such as:

•	Consumer spending has sharply dropped and its persistence may generate a change in consumer habits and a trend in favor of e-commerce, which would translate into lower attendance at shopping malls or public places, thus adversely affecting our tenants’ ability to generate income and default on or terminate our leases;

•	The situation generated by COVID-19 could cause an increase in our operating costs and the operating costs of our tenants, who may be unable to meet their payment obligations under the leases entered into with the Company. This situation could cause a reduction in our rental income and negatively affect our financial situation;

•	An extended period of remote work by our employees could deplete our technological resources and result in or exacerbate certain operational risks, including an increased risk of cybersecurity. Remote work environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts to exploit the COVID-19 pandemic; and

•	COVID-19 poses a threat to the well-being and morale of our employees. While we have implemented a business continuity plan to protect the health of our employees and we have contingency plans for key employees or executive officers who may become ill or unable to perform their duties for an extended period of time, such plans cannot anticipate all scenarios, and we may experience a possible loss of productivity or a delay in the deployment of certain strategic plans.

We are continuously monitoring the impact of the ongoing COVID-19 pandemic on our Company. The ultimate impact of the pandemic on our business, results of operations and financial condition remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic and the government measures taken in order to contain the virus or mitigate the economic impact. To the extent the COVID-19 pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. The Argentine government is moving forward with the vaccination plan, and as of the date of this Annual Report, more than 69.5 million doses of the COVID-19 vaccine had been administered. Currently, there are more than 25.6 million people fully vaccinated in Argentina, representing approximately 56% of Argentina's total population. However, the large scale and challenging logistics of distributing the vaccines, as well as uncertainty over the efficacy of the vaccine against new variants of the virus, may contribute to delays in economic recovery.

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

Historically, Argentina went through periods of severe political, economic and social crisis. Among other consequences, these crises resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions, and many other sectors of the economy. Argentina also suffered a significant real depreciation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. In the past three years, GDP grew 2.7% in 2017, but it contracted 2.5% in 2018, 2.2% in 2019 and 6.5% in 2020. On September 17, 2021, the Argentine Treasury announced that it expected GDP to growth 4% in 2022 and fiscal deficit to reach 3.3%, both figures higher than previously forecast.

The primary elections (Elecciones Primarias, Abiertas y Simultáneas y Obligatorias or “PASO”, per its acronym in Spanish), which define which political parties and which candidates of the different political parties may run in the general elections for senators and representatives, took place in September 12, 2021. In these elections, the Frente de Todos coalition obtained 24.66% of the votes for the City of Buenos Aires, and 33.64% in the Province of Buenos Aires, while the Juntos por el Cambio coalition, obtained 48.19% of the votes in the City of Buenos Aires and 37.99% in the Province of Buenos Aires. After the defeat in the PASO elections, there was renewal in the Cabinet.

We can offer no assurances as to the policies that may be implemented by president Alberto Fernández, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

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

The INDEC reported cumulative variation of the CPI of 47.6% for 2018, 53.8% for 2019 and 36.1% for 2020. INDEC reported a CPI of 4.0%, 3.6%, 4.8%, 4.1%, 3.3% and 3.2% for January, February, March, April, May and June 2021, respectively.

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

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, are in principle prohibited in Argentina. However, on December 4, 2018, the Argentine government enacted Law No. 27,468, which lifted the ban on indexation of financial statements. Some regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018 be restated for inflation in accordance with IAS 29.

During the first three fiscal years beginning after January 1, 2018, tax indexation is applicable if the variation in the CPI exceeds 55% in 2019, 30% in 2020 and 15% in 2021. The result of tax indexation was assigned as follows:

•	Year ended June 30, 2019: one third in that same year and the remaining two thirds in equal parts in the following two years.

•	Years ended June 30, 2020 and 2021: one sixth that same year and the remaining portions in equal parts in the five following years.

In fiscal year 2022, the tax indexation will be applicable if the variation in the accumulated CPI in the 36 months prior to the end of the fiscal year being settled is higher than 100%. In that case, the result of tax indexation is fully assigned to the fiscal year in which it originated.

We cannot predict the future impact that the eventual application of tax indexation and related inflation adjustments described above will have on our financial statements or their effects on our business, results of operations and financial condition.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Argentine government has substantially increased public spending. Argentina recorded a primary deficit of 2.4%, 0.4% and 6.5% of GDP in 2018, 2019 and 2020, respectively; and as of June 2021, it was 0.5% of GDP. However, the Fernández administration has indicated that it will seek to foster economic growth, which may require additional public spending. If government spending continues to outpace fiscal revenue, the fiscal deficit is likely to increase. Additionally, the economic impact of the COVID-19 pandemic, the nationwide lockdown and due the defeat in PASO elections; may also require the Argentine government to increase public spending.

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

In 2018, due to Argentina’s limited access to the international capital and lending markets, the Argentine government and the IMF entered into a “stand-by” arrangement for USD 57.1 billion principal amount with a 36-month maturity. As of the date of this Annual Report, Argentina has received disbursements under the agreement totaling USD 44.8 billion. Notwithstanding the foregoing, the Fernández administration has publicly announced that it will refrain from requesting additional disbursements under this agreement, and instead vowed to renegotiate its terms and conditions in good faith.

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

On April 21, 2020, the Argentine government launched an exchange offer with the aim of refinancing its external indebtedness in a manner which does not compromise the development and potential growth of Argentina over the next years. On August 17, 2020, the Argentine government submitted its modified bond restructuring offer to the SEC. On August 31, 2020, the Argentine government announced the results of its bond restructuring offer, announcing that holders owning 93.5% in principal amount of bonds outstanding and that this participation percentage was subsequently increased to 99% by virtue of the application of collective action clauses of the restructured bonds. However, the Argentine government faces the challenge of restructuring its debt in foreign currency issued under Argentine law, as well as its debt with the IMF. On September 20, 2021, the Argentine Government allocated 1,885 million dollars to (IMF), to meet the first capital payment for the loan assumed in 2018 by the management of Mauricio Macri.For the rest of the year, Argentina must face commitments with the multilateral organization for almost 400 million dollars in interest in November, and another 1,880 million dollars on December 22, 2021. We cannot predict the outcome of these negotiations.

Moreover, difficulties in accessing Argentina’s international credit may have an impact on our company as the Argentine government postponed the maturity dates of its bonds and cut interest rates.

For more information see “Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies”.

Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and results of operations.

Fluctuations in the rates of exchange of the Peso against foreign currencies, particularly the U.S. dollar, may adversely affect the Argentine economy, our financial condition and results of operations. In 2018, 2019, 2020 and 2021, the Peso depreciated by approximately 105%, 59%, 40% and 18% (as of the 26 of October 2021) against the U.S. dollar, respectively. Depreciation of the Peso in real terms can have a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, and also lead to very high inflation and significant reduced real wages. The depreciation of the Peso can also negatively impact businesses whose success is dependent on domestic market demand, and adversely affect the Argentine government’s ability to honor its foreign debt obligations. A substantial increase in the exchange rate of the Peso against foreign currencies of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments which may have a negative effect on GDP growth and employment, and reduce the revenue of the Argentine public sector by reducing tax revenue in real terms, due to its current heavy dependence on export taxes.

As a result of the greater volatility of the Peso, the former administration announced several measures to restore market confidence and stabilize the value of the Argentine Peso. Among them, during 2018, the Argentine government negotiated two agreements with the IMF, increased interest rates and the Argentine Central Bank decided to intervene in the exchange market in order to stabilize the value of the Peso. During 2019, based on a new understanding with the IMF, the Government established new guidelines for stricter control of the monetary base, which would remain in place until December 2019, in an attempt to reduce the amount of Pesos available in the market and reduce the demand for foreign currency. Complementing these measures, in September 2019 foreign currency controls were reinstated in Argentina. As a consequence of the re-imposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain common capital markets operations (“dólar MEP” or “contado con liquidación”) has broadened significantly, reaching a value of approximately 84% above the official exchange rate. As of October 26, 2021, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 99.5600 per USD 1.00.

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

By way of example, in 2008 the Fernández de Kirchner administration nationalized and replaced the former private pension system with a public “pay-as-you-go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or “ANSES”, per its acronym in Spanish). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since it acquired equity interests in privately owned companies through the process of replacing the pension system, the ANSES is entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Public Finance are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Public Finance of the agenda for each meeting of the board of director and provide related documentation.

Also, in April 2012, the Fernández de Kirchner administration decreed the removal of directors and senior officers of YPF S.A. (“YPF”), the country’s largest oil and gas company, that at the time was controlled by the Spanish group Repsol, and submitted a bill to the Argentine Congress to expropriate shares held by Repsol representing 51% of the total outstanding equity of YPF. The Argentine Congress approved the bill in May 2012 through the passage of Law No. 26,741, which declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina, and empowered the Argentine government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. In February 2014, the Argentine government and Repsol announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled USD 5 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol before the International Centre for Settlement of Investment Disputes (“ICSID”).

Additionally, in June 2020, President Alberto Fernández announced a project to intervene and expropriate the cereal exporting company Vicentin S.A.I.C (“Vicentin”) under which the national public administration would take control of 51% of Vicentin, which is in creditor competition as a result of the company’s ARS 350 million debt with state-owned Banco de la Nación Argentina, on a total increase of USD 1.35 billion. However, on June 19, 2020, the holder of the Civil and Commercial Court, responsible for carrying out Vicentin’s call for creditors, decided to restore the company’s original Board of Directors to office for 60 days and to give the observer status to the interventors appointed by the administration of Alberto Fernández.

As for taxes, the Government regulated the “Ley de Aporte Solidario y Extraordinario” to mitigate the effects of the pandemic (Law No. 27,605) - also known as “aporte de las grandes fortunas o impuesto a las riquezas”. It established a one-time contribution of a rate starting at 2% of the assets of individuals who have declared more than ARS 200 million in assets. The contribution will rise up to 3% in the case of assets of between ARS 800 million and ARS 1,500 million; will be extended up to 3.25% for those between ARS 1,500 million and ARS 3,000 million; and those who exceed that value will be taxed at 3.5%. The number of taxpayers covered by the regulations is estimated at 12,000.

Decree 42/2021 also empowered the Federal Administration of Public Revenue (AFIP) to be in charge of “implementing the information regimes for the purpose of collecting data” and thus prevent tax evasion operations. In this sense, when the law was sanctioned and promulgated, some businessmen with large assets threatened to start a fiscal rebellion.

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

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specific benefits to employees. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to high levels of inflation, employees and labor organizations regularly demand significant wage increases.

Through Decree No.11/2021, a staggered increase of the minimum salary was approved as follows: (i)September 1, 2021, ARS 31,104.00 for all full-time monthly workers and ARS 155.52 per hour for day laborers; (ii) October 1, 2021, ARS 32,000.00 for all full-time monthly workers and ARS 160.00 per hour for day laborers; and (iii) February 1, 2022, ARS 33,000.00 for all full-time monthly workers and ARS 165.00 per hour for day laborers. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. In December 2019, Decree No. 34/2019 doubled legally-mandated severance pay for termination of employment. The Government went a step further amid the COVID-19 pandemic, and issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause for 60 business days, prorogued it for 60 additional business days by Decree No.624/2020 and finally through Decree 266/21 it was extended until May 31, 2021. Also, in January 2020, the Argentine government issued Decree No. 14/2020 which established a general increase for all employees of ARS 3,000 in January 2020, and an additional amount of ARS 1,000 in February 2020 (total ARS 4,000 effective as of February 2020).

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

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

On September 1, 2019, the Central Bank issued Communication “A” 6,770, which established various rules for exports of goods and services, imports of goods and services, foreign assets, non-resident operations, financial debt, debts between residents, profits and dividends, and information systems. The Communication was issued in response to the publication of Decree 609/2019, pursuant to which the Argentine government implemented foreign exchange regulations until December 31, 2019. Decree 609/2019 sets forth the obligation to convert the value of goods and services exported into Pesos in the local financial system, in accordance with terms and conditions established by the Central Bank.

On October 5, 2021, by means of General Resolution 907/21, a limit on the sale of securities which are denominated in U.S. dollars and issued under local law was established at the end of each week for those transactions that had a concurrence of tenders received with a priority of price and time. This limit may not exceed the amount of fifty thousand nominal values settled. Plus, it was also established as prior condition for those transactions that the orders may only be given if no sales have been made with foreign settlement in the previous thirty days, and a commit not to do so within thirty subsequent calendar days.

Additionally, on December 5, 2019 the Central Bank issued Communication “A” 6,844, setting forth the consolidated set of rules governing foreign trade and exchange (“Exterior y Cambios” in Spanish).

Among other restrictions, Communication “A” 6,844 requires prior authorization from the Central Bank for the pre-cancelation of debts corresponding to imports of goods and services. For overdue or on-demand debts for the import of goods with related parties abroad outstanding as of August 31, 2019, the importer must request authorization from the Central Bank if the debts exceed USD 2 million per month. Central Bank authorization is also required for payments of services with related parties abroad. Prior authorization from the Central Bank is required for the “constitution of foreign assets” (e.g., purchase of foreign currency, among others) by legal entities, local governments, mutual funds, trusts and other vehicles. Additionally, individuals must request authorization from the Central Bank for the “formation of foreign assets,” family aid and the granting of guarantees in derivative transactions, when those items exceed USD 200 in the calendar month, among other circumstances.

With respect to financial debt, borrowers must enter and settle in the foreign exchange market new financial debts from abroad that are disbursed from September 1, 2019. Compliance with this requirement must be proved to access the foreign exchange market and cancel the principal and interest. Communication “A” 6,844 also requires companies to obtain prior authorization from the Central Bank before transferring profits and dividends abroad, as a general rule.

Likewise, Communication “A” 6,854, issued on December 27, 2019 established that rules incorporated into the consolidated text of the regulations on foreign trade and exchange other than those applicable for export of goods and services, as set forth in Communication “A” 6,844, shall remain in full force and effect as from December 31, 2019.

On June 2020, the Central Bank issued Communication “A” 7,030, through which it established that for the purpose of accessing the exchange market for the realization of certain transactions such as (i) payment of imports and other purchases of goods abroad, (ii) purchase of foreign currency by residents with specific application, (iii) payment of profits and dividends, (iv) payment of capital and interest on financial indebtedness, among others, the entity shall have the prior consent of the Central Bank unless it has an affidavit from the client stating that at the time of access to the exchange market: (i) all of its foreign currency holdings in the country are deposited in accounts in financial institutions and that it does not have liquid external assets available; and (ii) undertakes to liquidate on the exchange market, within five working days of its making available, those funds that it receives abroad arising from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, where those funds have been acquired after May 28 2020.

On the other hand, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020 by Communication “A” 7,052), - when accessing the market for the payment of imports of goods or for the cancellation of debts arising from the import of goods, the Central Bank must pre-approve the transaction unless the entity has: (i) a customer’s affidavit stating that the total amount of payments associated with its imports of goods during 2020 does not exceed the amount by which the importer would have access to the exchange market that was officialized between January 1, 2020 and the day leading up to accessing the exchange market; and (ii) documentation that allows the company to verify compliance with the remaining requirements established for the operation by the exchange regulations.

At the same time, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020 by Communication “A” 7,052), prior approval of the Central Bank will be required for access to the foreign market for the cancellation of financial indebtedness principal services with the foreign sector where the creditor is a counterparty linked to the debtor.

On March 18, 2021, the Central Bank issued Communication “A” 7,239 extending the restrictions on access to the foreign exchange market for payments of imports of goods or the cancellation of principal of debts arising from the imports of goods and the cancellation of capital services of financial indebtedness with related counterparties provided for in Communication “A” 7,030 and complementary.

As for transactions corresponding to foreign market outflows, the Communication amends from 30 to 90 days the period within which (i) no sales of securities with liquidation in foreign currency or transfers thereof to foreign entities shall have been concluded in the country, and (ii) sales of securities with liquidation in foreign currency or transfers thereof to entities abroad shall not be arranged in the country, in this case, counted from the moment the foreign market was accessed.

On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7,272, established that companies must refinance maturities of financial debt principal in the period from October 15, 2020 to December 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years or should be cancelled using currency already in possession of the Company. Furthermore, Resolution No. 856/2020 of the CNV established a 15-day “parking” requirement for both transfers of securities from local accounts abroad. On January 11, 2021, by means of Resolution No. 878/21, the CNV reduced the minimum holding period to one business day, both for transactions involving securities with liquidation on foreign currency in the local market and also for liquidation of securities transactions from foreign to local depositaries.

As a result of all the exchange restrictions mentioned and all those that may be issued in the future by the Central Bank in the context of the exercise of its powers, it is clarified that there may be potential “holdouts” in the context of the restructurings that Argentine companies are obliged to carry out with the consequent possible claims. The Central Bank measure, would, in many cases, result in non-compliance or a default on corporate debt denominated in U.S. dollars. It will be a challenge for issuers of corporate debt denominated in U.S. dollars to fully quantify the implications of Communication “A” 7,106 and its amendements. In order to fulfill the requirements of this regulation, a refinancing plan for financial debt due for registration until December 31, 2020 must be submitted to the Argentine Central Bank before September 30, 2020. For maturities to be registered between January 1, 2021 and March 31, 2021, the plan must be submitted at least 30 calendar days prior to the maturity of the principal to be refinanced. Which implies in a risk to obtain financing for new productive projects. As a consequence, there could be an increase in the spreads of corporate bonds. In addition, since June 2020, through Communication “A” 7,030, companies could no longer access to the MULC to cancel financial debt between companies in advance. It is also noted that such possible proposals for restructurings will fully comply with the requirements established by the applicable and current regulations, as long as the non-compliance brings the application of the foreign exchange criminal law to the members of our Board of Directors.

Furthermore, on February 22, 2021, the Central Bank decided to extend the refinancing plans (point 7 of Communication “A” 7,106, which expired on March 31, 2021). Thus, it established that the provisions of point 7 mentioned will be applicable to those who register capital maturities scheduled between April 1 of 2021 and December 31, 2021 for the debts detailed therein (extended by means of Communication “A” 7,272 modifying both Communications “A” 7,106 and 7,230). The refinancing plan must be submitted to the Central Bank by March 15, 2021 for capital maturities scheduled between April 1, 2021 and April 15, 2021. In the remaining cases, it must be submitted at least 30 calendar days before the maturity of the capital to be refinanced, which implies a risk to obtain financing for new productive projects. As a result, there could be an increase in corporate bond spreads. Specifically, the obligation to renegotiate is maintained, although the minimum from which the monthly maturities must be rescheduled is raised from USD 1 million to USD 2 million and frees from this requirement companies that throughout 2020 have restructured their debts under the same indication of the Central Bank and that this year face maturities of these reschedulings. Plus, the debts originated in the year 2020 that have been paid and settled are not reached either.

Finally, on August 13, 2021, through Communication “A” 7,340, the Central Bank incorporated as point 4.3.3. of the rules on “Foreign and exchange”, that transactions for the purchase and sale of securities carried out with settlement in foreign currency must be paid for by one of the following mechanisms: (a) by transfer of funds to and from sight accounts in the name of the client in local financial institutions; and (b) against wire on bank accounts in the name of the customer with a foreign entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force (“FATF”) are not applied, or are not sufficiently applied. In no case, the settlement of these operations is allowed by payment in foreign currency notes, or by depositing them in custody accounts or in third-party accounts.

As of the date of this Annual Report, the restrictions outlined above remain in place. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. dollars. Furthermore, these measures may cause delays or impose restrictions on the ability to collect payments of capital and interest on bonds issued by us. The challenge will be to achieve acceptance by creditors, in accordance with the Central Bank regulations mentioned above, especially when it has highly diversified and retail creditors.

The company has several dollar-denominated maturities affected by these measures. For more information see “Operating and Financial Review and Prospects-Liquidity and capital resources-Indebtedness”.

The Argentine economy could be adversely affected by economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States), including as a result of the ongoing COVID-19 pandemic, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In addition, Argentina may be affected by economic and market conditions in other markets worldwide.

On October 2018, Jair Bolsonaro was elected president of Brazil, Argentina’s largest export market and the principal source of imports. Mr. Bolsonaro has libertarian, conservative and nationalist tendencies and assumed office on January 1, 2019. Given that Brazil is the largest economy in Latin America, the economic measures it implements can have great impact in the region. A further deterioration in economic conditions in Brazil may reduce the demand for Argentine exports to the neighboring country and, if this occurs, it could have a negative effect on the Argentine economy and potentially on our operations.

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

On November 3, 2020, presidential elections took place in the United States. Former Vice President Joseph R. Biden Jr. was the Democratic nominee to challenge President Trump. Finally, on November 7, 2020, Democrat Joe Biden was declared president. Mr. Biden became the 46th president on January 20, 2021. We cannot predict how any measures adopted by the Biden administration may affect Argentina, nor the effect that the any other measure taken by the Biden administration could cause on global economic conditions and the stability of global financial markets.

In July 2019, the Common Market of the South (“MERCOSUR”) signed a strategic partnership agreement with the European Union (the “EU”), which was expected to enter into force in 2021, once approved by the relevant legislatures of each member country. The objective of this agreement is to promote investments, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine government is uncertain. In October 2020, The European Parliament passed a non-binding resolution opposing the ratification of the trade agreement between the European Union and Mercosur due to concerns over the environmental policy of the Jair Bolsonaro government.

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

Risks Relating to Brazil

The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may have an adverse effect on our business and operations.

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. Brazilian federal, state and municipal governments and other authorities have adopted a number of measures to address the potential impacts of the COVID-19 pandemic, including:

•	to contain or delay the spread of COVID-19, the Brazilian Ministry of Health (Ministério da Saúde), as well as several state and municipal authorities have adopted or recommended social distancing measures;

•	in March 2020, the Brazilian federal government created a Crisis Committee to Monitor the Impacts of COVID-19 in Brazil. Since then, it has announced several measures to adress the effects of the COVID-19 pandemic in Brazil;

•	the Brazilian National Congress has held discussions regarding several measures to increase the Brazilian government’s revenues, such as imposing new taxes, revoking tax benefits and increasing the rates of current taxes; and

•	a revision of tax benefits and increase of the rates of current taxes.

It is also possible that our commercial agreements, including rural partnership agreements, could be affected by the adverse impacts derived from the COVID-19 pandemic, since the parties thereto may be unable to comply with their contractual obligations. The COVID-19 pandemic would most likely be considered as an act of God or force majeure event by Brazilian courts. If our agreements are litigated, parties thereto could try to justify nonperformance and request: (i) termination without penalties; (ii) adjustment or release from contractual obligations; (iii) adjustment or release from the effects of arrears; and (iv) adjustment or release from penalties for breach of contract, which, could have a material adverse effect on our business and operations.

In addition, there is considerable uncertainty regarding the possible outcomes of the COVID-19 pandemic. We cannot predict what other measures will be implemented to mitigate the impacts of COVID-19 and whether they will lead to restrictions or limitations that could affect our business operations. The deterioration of global economic conditions as a result of the COVID-19 pandemic may decrease demand for our products and have a material adverse effect on our business, financial condition and results of operations. The COVID-19 pandemic may also heighten several of the other risk factors described in this annual report.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, together with Brazilian political and economic conditions, may adversely affect us.

We may be adversely affected by the following factors, as well as the Brazilian federal government’s response to these factors:

•	economic and social instability;

•	increase in interest rates;

•	exchange controls and restrictions on remittances abroad;

•	restrictions and taxes on agricultural exports;

•	exchange rate fluctuations;

•	inflation;

•	volatility and liquidity in domestic capital and credit markets;

•	expansion or contraction of the Brazilian economy, as measured by GDP growth rates;

•	allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the Lava Jato investigation;

•	government measures aimed at controlling the COVID-19 pandemic;

•	government policies related to our sector; and

•	fiscal or monetary policy and amendments to tax legislation; and other political, diplomatic, social or economic developments in or affecting Brazil.

Historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the enactment of new tax laws, changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports.

The Brazilian economy has been experiencing a slowdown. The Brazilian GDP decreased 3.6% in 2016, increased 1.0% in 2017, increased 1.1% in 2018, increased 1.1% in 2019, decreased 4.1% in 2020 and increased 6.4% in the first six months of 2021.

Inflation, unemployment and interest rates have increased more recently, and the Brazilian real has weakened significantly in relation to the U.S. dollar. The market expectations for 2021 are that the Brazilian economy will grow, partially recovering from the contraction observed during 2020 as a consequence of the COVID-19 pandemic. Adverse economic conditions in Brazil may materially and adversely affect our business, financial condition and results of operations.

As a result of investigations carried out in connection with the Lava Jato (Car Wash) operation into corruption in Brazil, a number of senior politicians, including congressmen, and executive officers of certain of the major state-owned companies in Brazil have resigned or been arrested, while others are being investigated for allegations of unethical and illegal conduct. The matters that have come, and may continue to come, to light as a result of, or in connection with, the Lava Jato operation and other similar operations have adversely affected, and we expect that they will continue to adversely affect, the Brazilian economy, markets and trading prices of securities issued by Brazilian issuers in the near future.

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

The ongoing economic uncertainty and political instability in Brazil may adversely affect the Brazilian economy, our business, and the market price of our shares and ADSs.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and ongoing investigations of her successor (who left office in January 2019) as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2018. We cannot predict which policies the new President of Brazil, who assumed office on January 1, 2019, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us. The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition and the price of our shares and ADSs.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, will be critical for Brazil to comply with the spending limit. As of the date of this annual report, discussions in the Brazilian Congress relating to such reforms remain ongoing. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

Uncertainty about the Brazilian government’s implementation of changes in policies or regulations that affect such implementation may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities. Any of the above factors may create additional political uncertainty, adversely affect the Brazilian economy, our business, financial condition, results of operations and the market price of our shares and ADSs.

Inflation, coupled with the Brazilian government’s measures to fight inflation, may hinder Brazilian economic growth and increase interest rates, which could have a material adverse effect on us.

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central, or COPOM), establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year as or December 31, 2010. The SELIC rate has increased and decreased since then and, as of June 30, 2019, it was 6.50% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were (0.52)% in 2017, 7.54% in 2018, 7.30% in 2019 and 23.14% in 2020. Cumulative inflation in the first six months of 2021, calculated by the same index, was 15.08%. The inflation rates, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, and calculated by Instituto Brasileiro de Geografia e Estatistica, or IBGE, were -0.23% in 2017, 1.26% in 2018, 0.01% in 2019 and 0.26% in 2020. Cumulative inflation in the first six months of 2021, calculated by the same index, was 3.77%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2021, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

In addition, the Brazilian economy is affected by international economic and market conditions generally, especially economic conditions in the United States. Share prices on B3 S.A. - Brasil, Bolsa, Balcão, or B3, for example, have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in the Brazilian capital markets, adversely affecting the price of our common shares.

The imposition of restrictions on acquisitions of agricultural properties by foreign nationals in Brazil may materially restrict the development of our business.

In August 2010, the then-president of Brazil approved the opinion of the Federal Attorney General affirming the constitutionality of Brazilian Law No. 5,709/71, which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Pursuant to this legislation, companies that are majority-owned by foreigners are not allowed to acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the National Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária, or INCRA), within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners shall not exceed 25% of the surface area of the municipality, of which area up to 40% shall not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality shall not exceed 10% of the surface area of the relevant municipality. In addition, INCRA is also required to verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis, INCRA will issue a certificate allowing the acquisition or rural lease of the property. The purchase and rural lease of agricultural properties that do not comply with the aforementioned requirements need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this annual report, there are no known cases on the grating of such certificates.

Recently, Brazilian Law No. 13,986, of April 7, 2020, amended Law No. 5,709/91 and provided that the limitations mentioned above do not apply (i) to the pledge of real estate as collateral (including the fiduciary transfer of real estate property); and (ii) to debt settlements arising from the execution of real estate collateral. Both exceptions favor Brazilian companies controlled by foreigners or foreign entities, which creates new business opportunities.

As of September 30, 2021, approximately 55.1% of Brasilagro’s common shares were held by foreigners. Bearing that in mind, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with future acquisitions of land, which may result in material delays and our inability to obtain required approvals. There is also a case pending on the Supreme Court (Supremo Tribunal Federal, or STF) on the Opinion No. 461/2012-E, issued by São Paulo’s General Controller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo), which has established that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74. Moreover, on April 16, 2015, the Brazilian Rural Society filed a claim for the acknowledgment of non-compliance with basic principles (ADPF) under certain provisions of the Brazilian Constitution with the Supreme Court in order to (i) rule that paragraph 1, article 1, of Law No. 5,709/71 was repealed by the 1988 Federal Constitution and (ii) reverse the opinion issued by the Federal Attorney General (AGU) of 2010. As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the STF in both cases.

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

We are subject to extensive Brazilian environmental regulation that may significantly increase the company’s expenses.

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

We have made investments in farmland in Argentina, Brazil, Paraguay and Bolivia and we may possibly make investments in other countries in and outside Latin America and United States, among others. Owing that demand for livestock and agricultural products is usually correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations are, to a considerable extent, dependent upon political and economic conditions prevailing from time to time in the countries where we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Certain countries have experienced severe economic crises, which may still have future effects. As a result, governments may not have the necessary financial resources to implement reforms and foster growth. Any of these adverse economic conditions could have a material adverse effect on our business.

We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in emerging markets.

In addition to Argentina and Brazil, we conduct or intend to conduct our operations in other Latin American countries such as Paraguay and Bolivia, among others. Economic and political developments in the countries in which we operate, including future economic changes or crisis (such as inflation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls could adversely affect our business, financial condition and results of operations.

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

Emerging market governments, including governments in the countries where we operate, frequently intervene in the economies of their respective countries and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and prospects may be adversely affected by changes in government policies or regulations, including factors, such as:

•	exchange rates and exchange control policies;

•	inflation rates;

•	labor laws;

•	economic growth;

•	currency fluctuations;

•	monetary policy;

•	liquidity and solvency of the financial system;

•	limitations on ownership of rural land by foreigners;

•	developments in trade negotiations through the World Trade Organization or other international organizations;

•	environmental regulations;

•	restrictions on repatriation of investments and on the transfer of funds abroad;

•	expropriation or nationalization;

•	import/export restrictions or other laws and policies affecting foreign trade and investment;

•	price controls or price fixing regulations;

•	restrictions on land acquisition or use or agricultural commodity production

•	interest rates;

•	tariff and inflation control policies;

•	import duties on information technology equipment;

•	liquidity of domestic capital and lending markets;

•	electricity rationing;

•	tax policies;

•	armed conflict or war declaration; and

•	other political, social and economic developments, including political, social or economic instability, in or affecting the country where each business is based.

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

In 2019, the U.S. dollar to the peso exchange rate increased 59% compared to 2018. In 2020, the U.S. dollar to the peso exchange rate increased 40% compared to 2019 and so far in 2021 it increased by 18% as of October 26.We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

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

A portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. Inflation in Argentina or Brazil without a corresponding Peso or Real devaluation, could result in an increase in our operating costs without a commensurate increase in our revenues, which could adversely affect our financial condition and our ability to pay our foreign currency denominated obligations.

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

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, has had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.8% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.3% in 2010, inflation of 5.1% in 2011, inflation of 7.8% in 2012, inflation of 5.5% in 2013, inflation of 3.7% in 2014, inflation of 10.5% in 2015, 7.2% in 2016, 2.1% in 2017, 3.4% in 2018, 4.5% in 2019 and 4.5% in 2020, as measured by the General Market Price Index (Indice Geral de Preços - Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy has changed in the last two years, when the Brazilian government decreased the interest rate by 525 basis points. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 10.0% in 2013, 11.75% in 2014, 14.25% in 2015, 13.75% in 2016, 7% in 2017, 6.75% in 2018, 6.00% in 2019 and 2.00% in 2020, as determined by the Comitê de Política Monetária, or COPOM.

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

The result of Brasilagro’s operations are dependent upon economic conditions in Paraguay, in which Brasilagro operates, and any decline in economic conditions could harm our results of operations or financial condition.

As of June 30, 2020, 6.7% of our assets were located in Paraguay. Paraguay has a history of economic and political instability, exchange controls, frequent changes in regulatory policies, corruption, and weak judicial security. However, in 2013, Paraguay had the highest GDP growth rate in Latin America and the third highest in the world with 14%. Since then, GDP has grown by 4% in 2014, 3% in 2015, 3.8% in 2016, 4.3% in 2017, 3.6% in 2018, 0.2% in 2019 and it decreased 6.0% in 2020. The Paraguay’s GDP is closely related to the performance of the Paraguayan agricultural sector, which can be volatile and could adversely affect our business, financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Central Bank of Paraguay participates actively in the exchange market in order to reduce volatility. In 2018, the Paraguayan currency appreciated against the dollar by 6.7%, in 2019 the appreciation was 8.26% while in 2020 the appreciation was 6.7%. A significant depreciation of the local currency could adversely affect our business, financial condition and results of operations. However, since most of our costs of raw materials and supplies are denominated in U.S. dollars, a significant depreciation of the local currency could adversely affect our business, financial condition and results of operations, as well as impact other expenses, such as professional fees and maintenance costs.

In addition, a significant deterioration in the economic growth of Paraguay or any of its main trading partners, such as Brazil or Argentina, could have a material impact on the trade balance of Paraguay and could adversely affect their economic growth, which could adversely affect our business, financial condition and results of operations.

The result of Brasilagro’s operations are dependent upon economic conditions in Bolivia, in which Brasilagro operates, and any decline in economic conditions could harm our results of operations or financial condition.

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

In turn, the Bolivian economy is the 14th largest in Latin America and is heavily dependent on export commodities such as natural gas and minerals. Bolivia’s GDP growth over the last decade has been among the highest in Latin America, growing by 4.9% in 2015, 4.3% in 2016, 4.2% in 2017, 4.2% in 2018 and 2.2% in 2019, while in 2020 it had a decrease by 7.3%. Within this context, inflation has been relatively low and under control for the last 30 years. The inflation rate for 2020 was around 0.67%. In addition, Bolivia it is in the process of becoming an active partner of MERCOSUR, a common market aiming to gradually integrate economic activity among Brazil, Argentina, Uruguay, Paraguay and Bolivia.

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

Prices for crops, oilseeds and by-products, like those of other commodities, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agriculture products depend on many factors beyond our control, including:

•	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;

•	changes in the agricultural subsidy levels in certain important countries (mainly the United States and countries in the European Union) and the adoption of other government policies affecting industry market conditions and prices;

•	changes to trade barriers of certain important consumer markets (including China, India, the U.S. and the E.U.) and the adoption of other governmental policies affecting industry market conditions and prices;

•	changes in government policies for biofuels;

•	world inventory levels, i.e., the supply of commodities carried over from year to year;

•	climatic conditions and natural disasters in areas where agricultural products are cultivated;

•	the production capacity of our competitors; and

•	demand for and supply of competing commodities and substitutes.

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

According to the United States Department of Agriculture (“USDA”) estimates, Argentina’s crops output (wheat, corn and soybean) for the 2020/2021 season is expected to increase by 9%, reaching a production of 124 million tons, as compared to the previous cycle. The estimated production of soybean is supposed to reach 51 million tons, the wheat production 20 million tons and the corn production 53 million tons.

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

The spread of land takes has revived in Argentina an old debate in Argentina. There is a conflict between two groups that claim, on the one hand, a right to decent housing, and on the other hand a group that claims that the right to private property should be respected Argentina’s constant and cyclical economic crises over the past 50 years have also caused poverty to rise sharply, so less people can access a roof, resulting in a housing deficit.

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

Our cattle sales are diversified but we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop sales. For the fiscal year 2021, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 300 customers. Sales to our ten largest customers represented approximately 45% to 50% of our net sales. Some of these customers included Cargill, FASA, Bunge Alimentos S.A. and GLENCORE. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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

We have been successful in partially rotating and monetizing a portion of our investments in farmland. Ownership of a significant portion of the land we operate is a key part of our business model. However, agricultural real estate is generally an illiquid asset. Moreover, the adoption of laws and regulations that impose limitations on ownership of rural land by foreigners in the jurisdictions in which we operate may also limit the liquidity of our farmland holdings. See “-Risks Related to Argentina- The Rural Land Law and its application.” As a result, it is unlikely that we will be able to adjust our owned agricultural real estate portfolio promptly in response to changes in economic, business or regulatory conditions. Illiquidity in local market conditions may adversely affect our ability to complete dispositions, to receive proceeds generated from any such sales or to repatriate any such proceeds.

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

We consolidated our financial statements with our subsidiary Brasilagro. Brasilagro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. Brasilagro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). Brasilagro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. Brasilagro’s business strategy may not be successful, and if not successful, Brasilagro may be unable to successfully modify its strategy. Brasilagro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in Brasilagro, this would likely materially and adversely affect our business. As of June 30, 2021, we owned 39.4% of the outstanding common shares of Brasilagro.

Labor relations could negatively impact us.

As of June 30, 2021, approximately 30% of our employees in our Agricultural Business in Argentina were represented by unions under collective agreements. While we currently enjoy good relations with our employees and unions, we cannot assure that such good labor relations will continue in the future positively or that their eventual deterioration does not affect us materially or negatively.

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

As of June 30, 2021, we owned land reserves extending over more than 358,107 hectares that were purchased at very attractive prices. In addition, we have a concession over 106,132 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

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

As of June 30, 2021, IRSA’s consolidated financial debt amounted to ARS 62,133 million. We cannot assure you that IRSA will have sufficient cash flows and adequate financial capacity to finance its business in the future. Although IRSA is generating sufficient funds from its operating cash flows to meet its debt service obligations and its ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, we cannot assure you that IRSA will have sufficient cash flows and adequate financial structure in the future. On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7,272, established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to December 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see “Item 10. Additional Information-D. Exchange Controls.”

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

For more information see “Operating and Financial Review and Prospects-Liquidity and capital resources-Indebtedness”.

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

As of June 30, 2021, we owned approximately 62.1% of IRSA’s outstanding shares. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The U.S. capital markets have historically been an important source of funding for us, and our ability to obtain financing in the future may be adversely affected by a lack of access to the U.S. markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Recently, as a result of the COVID-19 pandemic, the Argentine government enacted several regulations limiting the operation of schools, cinemas and shopping malls, which has significantly reduced traffic at our shopping malls. See “Risks Relating to Argentina - The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operation.” IRSA cannot assure you that new disease outbreaks or health hazards (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists’ activity. The recurrence of such a scenario could adversely affect IRSA’s business and IRSA’s results of operations.

IRSA is subject to risks inherent to the operation of shopping malls that may affect our profitability.

IRSA’s shopping malls are subject to various factors that affect their development, administration and profitability, including:

•	declines in lease prices or increases in levels of default by our tenants due to economic conditions;

•	increases in interest rates and other factors outside our control;

•	the accessibility and attractiveness of the areas where our shopping malls are located;

•	the intrinsic attractiveness of the shopping mall;

•	the flow of people and the level of sales of rental units in our shopping malls;

•	the increasing competition from internet sales;

•	the amount of rent collected from tenants at our shopping malls;

•	changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

•	fluctuations in occupancy levels in our shopping malls.

An increase in our operating costs could also have a material adverse effect on us if our tenants were to become unable to pay higher rent we may be required to impose as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. All of our shopping malls and commercial properties are located in Argentina, and consequently, these operations may be adversely affected by recession or economic uncertainty in Argentina. Persistently poor economic conditions could result in a decline in consumer spending which could have a material adverse effect on shopping mall revenue.

IRSA could be adversely affected by decreases in the value of our investments.

IRSA’s investments are exposed to the risks generally inherent to the real estate industry, many of which are out of our control. Any of these risks could adversely and materially affect IRSA’s business, financial condition and results of operations. Any returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenue from leases and the expenses incurred. In addition, there are other factors that may adversely affect the performance and value of a property, including local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and globally, competition, IRSA’s ability to find lessees and their ability to perform on their leases, changes in legislation and in governmental regulations (such as the use of properties, urban planning and real estate taxes) as well as exchange controls (given that the real estate market in Argentina relies on the U.S. dollar to determine valuations), variations in interest rates (including the risk of an increase in interest rates that reduces sales of lots for residential development) and the availability of third party financing. In addition, and given the relative illiquidity of the Argentine real estate market, we could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more properties. Some significant expenses, such as debt service, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenue from an investment, increasing our relative expenditures. These factors and events could impair IRSA’s ability to respond to adverse changes in the returns on IRSA’s investments, which in turn could have an adverse effect on our financial position and the results of IRSA’s operations.

IRSA’s level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

As of June 30, 2021, IRSA’s consolidated financial debt amounted to ARS 62,133 million. We cannot assure you that we will have sufficient cash flows and adequate financial capacity to finance our business in the future. Although we are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future. On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7,272, established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to December 31, 2021. In this sense, the Argentine Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see “Item 10. Additional Information-D. Exchange Controls.”

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

For more information see “Operating and Financial Review and Prospects-Liquidity and capital resources-Indebtedness”.

IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

As of June 30, 2021, most of IRSA’s revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of IRSA’s office buildings are located in Buenos Aires and a substantial portion of IRSA’s revenue is derived from such properties. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, IRSA expects to continue to be largely affected by economic conditions or by pandemic effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect its ability to comply with IRSA’s debt service and fund operations.

IRSA’s performance is subject to the risks associated with our properties and with the real estate industry.

IRSA’s operating performance and the value of our real estate assets, and as a result, the value of its securities, are subject to the risk that its properties may not be able to generate sufficient revenue to meet its operating expenses, including debt service and capital expenditures, its cash flow needs and its ability to service our debt service obligations. Events or conditions beyond its control that may adversely affect its operations or the value of its properties include:

•	downturns in national, regional and local economies;

•	decrease in consumer spending and consumption;

•	competition from other shopping malls and sales outlets;

•	local real estate market conditions, such as oversupply or lower demand for retail space;

•	changes in interest rates and availability of financing;

•	the exercise by our tenants of their right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expenses, salary increases, utilities, real estate taxes, federal and local taxes and higher security costs;

•	the impact of losses resulting from civil disturbances, strikes, natural disasters, terrorist acts or acts of war;

•	significant fixed expenditures associated with each investment property, such as debt service payments, real estate taxes, insurance and maintenance costs;

•	declines in the financial condition of our tenants and our ability to collect rents when due;

•	changes in our or our tenants’ ability to provide for adequate maintenance and insurance that result in a reduction in the useful life of a property; and

•	changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or changes in the exchange controls or government action (such as expropriation).

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

As of September 2021; Evergrande, one of the biggest chinese real estate company, announced that it would not be able to pay its debt obligations. Since then, markets have been affected negatively by the announcement. As of the date of this annual report, chinese government is assisting the company in order to neutralize a high impact in the global economy.

IRSA’s revenue and profit may be materially and adversely affected by continuing inflation and economic activity in Argentina.

IRSA’s business is mainly driven by consumer spending since a portion of the revenue from its Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, IRSA’s revenues and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which has experienced significant decline during 2019, 2020 and 2021. Consumer spending is influenced by many factors beyond IRSA’s control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

The loss of tenants could adversely affect our operating revenue and value of our properties.

Although no single tenant represents more than 6.2% of IRSA’s revenues in any fiscal year, if a significant number of tenants at its retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if IRSA failed to retain them, IRSA’s business could be adversely affected. Further, IRSA’s shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if IRSA is not able to successfully release the affected space, could have a material adverse effect on both the operating revenue and underlying value of the properties involved. See “Item 5.A. Operating Results - The Ongoing COVID-19 Pandemic.”

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

IRSA seeks to acquire additional shopping malls to the extent IRSA manages to acquire them on favorable terms and conditions and they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	IRSA’s estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

•	properties IRSA acquires may fail to achieve, within the time frames we project, the occupancy or rental rates we expect to achieve at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;

•	IRSA’s pre-acquisitions evaluation and the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and

•	IRSA’s investigation of a property or building prior to its acquisition, and any representations IRSA may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

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

The properties that IRSA acquires may be subject to unknown liabilities, in respect to which IRSA may have limited or no recourse to the former owners. If a liability were asserted against us based on IRSA’s ownership of an acquired property, IRSA may be required to incur significant expenditures to settle, which could adversely affect IRSA’s financial results and cash flow. Unknown liabilities relating to acquired properties could include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	the costs of changes in laws or in governmental regulations (such as those governing usage, zoning and real property taxes); and

•	liabilities incurred in the ordinary course of business.

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

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, IRSA cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of our tenants and IRSA’s inability to replace such tenants may adversely affect our profitability and its ability to comply with our debt service obligations. These factors are particularly disruptive in the context of emergency situations such as the COVID-19 pandemic which has caused significant adverse impacts on our business as tenants have been required to shut down or significantly reduce their operating activities.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of IRSA’s portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to change the mix of IRSA’s portfolio in response to economic circumstances or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when an investment generates lower revenue. If revenue from a property declines while expenses remain the same, our results of operations would be adversely affected. Certain properties are mortgaged and if we were unable to meet our underlying payment obligations, we could suffer losses as a result of foreclosures on those mortgaged properties. Furthermore, if we are required to dispose of one or more of our mortgaged properties, we would not be able to obtain release of the mortgage interest without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In this kind of transactions, we may agree not to sell the acquired properties for a considerable time which could affect our results of operations.

Some of the land IRSA has purchased is not zoned for development and IRSA may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

IRSA owns several plots of land which are not zoned for our intended development plans. In addition, IRSA has not yet applied for the required land-use, building, occupancy and other required governmental permits and authorizations for these properties. IRSA cannot assure you that IRSA will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be delayed or rejected. Moreover, IRSA may be affected by building moratorium and anti-growth legislation. If IRSA is unable to obtain the governmental permits and authorizations we need to develop our present and future projects as planned, IRSA may be forced to make unwanted modifications to such projects or abandon them altogether.

IRSA may face risks associated with land-takings in Argentina.

Land-taking is a long-standing problem in Argentina that has escalated throughout the years with every economic crisis, especially now in the context of the COVID-19 economic crisis.

The spread of land takes has revived in Argentina an old debate in Argentina. There is a conflict between two groups that claim, on the one hand, a right to decent housing, and on the other hand a group that claims that the right to private property should be respected Argentina’s constant and cyclical economic crises over the past 50 years have also caused poverty to rise sharply, so less people can access a roof, resulting in a housing deficit

As a consequence, we cannot provide assurance that government responses to such disruptions will restore investor confidence in Argentine lands, which could have an adverse impact on our financial condition and results of operations.

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

IRSA’s growth strategy is focused on the development and redevelopment of properties IRSA already owns and the acquisition of additional properties for development. As a result, IRSA is likely to have to depend to an important degree on the availability of capital financing, which may or may not be available on favorable terms if at all. IRSA cannot assure you that additional financing, refinancing or other capital will be available in the amounts we require or on favorable terms. IRSA’s access to debt or equity capital markets depends on a number of factors, including the market’s perception of IRSA’s r growth potential, IRSA’s ability to pay dividends, IRSA’s financial condition, IRSA’s credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing IRSA’s growth strategy on satisfactory terms or at all.

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

Given that IRSA’s shopping malls are open to the public, with ample circulation of people, accidents, theft, robbery, public protest, pandemic effects and other incidents may occur in our facilities, regardless of the preventative measures we adopt. If such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer, which may cause a reduction in the sales volume and operating income of our shopping malls.

Argentine laws governing leases impose restrictions that limit IRSA’s flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•	a prohibition on including automatic price adjustment clauses based on inflation increases in leases; and

•	the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

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

The Argentine Civil and Commercial Code imposes liability for real estate developers, builders, technical project managers and architects in case of hidden defects in a property for a period of three years from the date title on the property is tendered to the purchaser, even when those defects did not cause significant property damage. If any defect affects the structural soundness or make the property unfit for use, the liability term is ten years.

In IRSA’s real estate developments, IRSA usually act as developers and sellers while construction generally is carried out by third party contractors. Absent a specific claim, IRSA cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and IRSA has not recorded provisions associated with them in IRSA’s financial statements. If IRSA was required to remedy any defects on completed works, our financial condition and results of operations could be adversely affected.

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

Climate change may have adverse effects on our business

We, our customers, and communities in which we operate, may be adversely affected by the physical risks of climate change, including increases in temperatures, sea levels, and the frequency and severity of adverse climatic events including fires, storms, floods and droughts. These effects, whether acute or chronic in nature, may directly impact us and our customers through disruptions to business and economic activity or impacts on income and asset values.

Initiatives to mitigate or respond to climate change may impact market and asset prices, economic activity, and customer behavior, particularly in emissions intensive industry sectors and geographies affected by these changes.

Failure to effectively manage and disclose these risks could adversely affect our business, prospects, reputation, financial performance or financial condition.

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

IRSA is subject to risks inherent to the operation of office buildings that may affect IRSA’s profitability.

Office buildings are exposed to various factors that may affect their development, administration and profitability, including the following factors:

•	lower demand for office space;

•	a deterioration in the financial condition of our tenants that causes defaults under leases due to lack of liquidity, access to capital or for other reasons;

•	difficulties or delays renewing leases or re-leasing space;

•	decreases in rents as a result of oversupply, particularly offerings at newer or re-developed properties;

•	competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants;

•	maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings;

•	exchange controls that may interfere with their ability to pay rents that generally are pegged to the U.S. dollar;

•	the consequences of a pandemic, epidemic or disease outbreak that would produce lower demand for offices spaces; and

•	an increase in our operating costs, caused by inflation or by other factors could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses.

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

IRSA is engaged in the development and construction of properties to be used for office, residential or commercial purposes, shopping malls and residential complexes, in general through third-party contractors. Risks associated with our development, reconversion and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs may exceed our estimates for reasons including higher interest rates or increases in the cost of materials and labor, making a project unprofitable;

•	occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental revenue and a corresponding lower return on our investment;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	lack of affordable financing alternatives in the private and public debt markets;

•	sale prices of residential units may be insufficient to cover development costs;

•	construction and lease commencements may not be completed on schedule, resulting in increased debt service expense and construction costs;

•	failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

•	significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

•	construction may be delayed because of a number of factors, including weather, strikes or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters, resulting in increased debt service expense and construction costs;

•	changes in our tenants’ demand for rental properties outside of Buenos Aires; and

•	IRSA may incur capital expenditures that require considerable time and effort and which may never be completed due to government restrictions or overall market conditions.

In addition, IRSA may face claims for the enforcement of labor laws in Argentina. Many companies hire personnel from third parties that provide outsourced services, and sign indemnity agreements if labor claims from employees of such third company arise. However, in recent years several courts have rejected the existence of independence in those labor relations and ruled that joint and several responsibility by both companies.

While IRSA’s policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, IRSA is nevertheless subject to risks associated with property development, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs that, may exceed original estimates, possibly making the associated investment unprofitable. Any delays or unanticipated expenses could adversely affect the investment returns from these development projects and harm our operating results.

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

IRSA’s real estate activities are highly concentrated in the Buenos Aires metropolitan area where the market is highly competitive due to a scarcity of properties in sought-after locations and an increasing number of local and international competitors. The Argentine real estate industry is highly competitive and fragmented and does not have high barriers to entry for new competitors. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate service companies compete in identifying land acquisition opportunities, attracting financial resources, and appealing to prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the market, further increasing competition. If one or more of our competitors is able to acquire and develop desirable properties, because it has access to greater financial resources or otherwise, if we are unable to respond to such pressures as promptly as our competitors, or competition increases, our business and financial condition could be adversely affected.

All of IRSA’s shopping mall and commercial office properties are located in Argentina. There are other shopping malls and independent retail stores and residential properties that are within the geographic scope of each of our properties. The number of competing properties in a particular area could have a material adverse effect both on our ability to lease retail space in our shopping malls or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. IRSA cannot assure you that other shopping mall operators will not invest in Argentina in the near future. If additional competitors become active in the shopping mall segment, such competition could have a material adverse effect on our results of operations.

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

IRSA currently carry insurance policies that cover potential risks such as civil liability, fire, lost profit and floods, including extended coverage and losses from leases on all of IRSA’s properties. Although we believe the policy specifications and insured limits of these policies are customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in the Argentina. In the event of a loss that was not insured or a loss in excess of insured limits, IRSA could lose all or a portion of the capital IRSA has invested in a property, as well as its anticipated future revenue. In such an event, IRSA might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. IRSA cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of IRSA’s properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and the existence of mold, or, if offered, these types of insurance may become too expensive.

IRSA does not has life or disability insurance for our key employees. If any of our key employees were to die or become disabled, IRSA could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

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

In addition, the profitability of our hotels depends on:

•	our ability to form successful relationships with international and local operators to run our hotels;

•	changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the Influenza A Subtype H1N1 and Zika viruses, a potential Ebola outbreak, COVID-19, among others, or weather phenomena’s or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

•	affluence of tourists, which can be affected by a slowdown in global economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

The shift by consumers to purchasing goods over the internet, where barriers to entry are low, may negatively affect sales at IRSA’s shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. IRSA believes that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at IRSA’s properties face increasing competition from online sales and this could cause the termination or non-renewal of their leases or a reduction in their gross sales, affecting our percentage rent based revenue. If e commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on our shopping malls could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects. For more information with respect to the COVID-19 pandemic and its impact on our business, see “Item 5.A. Operating Results - The Ongoing COVID-19 Pandemic.”

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

As of June 30, 2021, 62.4% of IRSA’s workforce was represented by unions under collective bargaining agreements. Although IRSA currently enjoy good relations with IRSA’s employees and their unions, IRSA cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

IRSA’s results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect IRSA’s business, results of operations and financial condition.

During the year ended June 30, 2021, IRSA had fair value loss on investment properties of ARS 7,770 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, IRSA will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

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

As of June 30, 2021 the majority of our liabilities in our Operations Center in Argentina, such as our Series 1, 5, 7, 8, 9 and 11 Notes, the Series 2 Notes issued by IRSA’s subsidiary IRSA Commercial Properties (“IRSA CP”), and IRSA’s Series 13 Notes issued on March 31, 2021, were denominated in U.S. dollars while IRSA’s revenues are mainly denominated in Pesos. This currency gap and restrictions to access to foreign exchange markets to acquire the required U.S. dollars to pay our U.S. dollar denominated debt exposes us to a risk of volatility, which circumstances may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affected our ability to our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of our debt in Pesos, which further adversely affects IRSA’s results of operation and financial condition and may increase the collection risk of IRSA’s leases and other receivables from IRSA’s tenants and mortgagees, most of which generate Peso denominated revenue.

IRSA issue debt in the local and international capital markets as one of its main sources of funding and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

IRSA’s ability to successfully access the local and international capital markets on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. IRSA has no control over capital markets conditions, which can be volatile and unpredictable. If IRSA is unable to issue debt in the local and/or international capital markets and on terms acceptable to IRSA, whether as a result of regulations and foreign exchange restrictions, a deterioration in capital markets conditions or otherwise, IRSA would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this was to happen, IRSA may be unable to fund our liquidity needs at competitive costs and its business results of operations and financial condition may be materially and adversely affected.

Property ownership through joint ventures or investees may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities or make minority investments in entities when we believe circumstances warrant the use of such structures.

As of June 30 2021, through IRSA’s subsidiary IRSA CP, it owns 50% of Quality Invest S.A. In the Sales and Developments segment, 50% of the equity of Puerto Retiro and 50% of the equity of Cyrsa S.A. In the Hotel segment, IRSA owns 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group.

In addition, IRSA holds approximately 29.91% of the equity of Banco Hipotecario, of which the Argentine government is the controlling shareholder. It also holds approximately 18.9% of the equity of Condor Hospitality Trust Inc. (“Condor”), which is under a sale process, for more information see “Business Overview-International-Investment in Condor Hospitality Trust”.

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

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through Cresud S.A.C.I.F. y A. As of June 30, 2021, such beneficial ownership consisted of 408,746,837 common shares held by Cresud S.A.C.I.F. y A. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of June 30, 2021, Mr. Eduardo S. Elsztain also beneficially owned (i) approximately 63.1% of our common shares and (ii) approximately 84.3% of the common shares of IRSA CP. IRSA cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Relating to IRSA’s Investment in Banco Hipotecario

As of June 30, 2021, IRSA owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario S.A. (“Banco Hipotecario”). Banco Hipotecario’s assets as of such date were 187.595,5. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

The growth and profitability of Argentina’s financial system partially depend on the development of long-term funding. During 2019, Central Bank reserves registered an abrupt fall mainly due to U.S. Dollars sales by the Central Bank and the National Treasury to the private sector; cancellation of public debt; and outflow of dollar deposits from the private sector. As a consequence, there is a reduction of loans denominated in U.S. Dollars. Since most deposits in the Argentine financial system are short-term, a substantial portion of the loans have the same or similar maturities, and there is a small portion of long-term credit lines. The uncertainty with respect to the level of inflation in future years is a principal obstacle to a faster recovery of Argentina’s private sector long-term lending. This uncertainty has had, and may continue to have a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. If longer-term financial intermediation activity does not grow, the ability of financial institutions, including Banco Hipotecario, to generate profits will be negatively affected.

Banco Hipotecario issues debt in the local and international capital markets as one of its sources of funding and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

In recent years, Banco Hipotecario has diversified its financing sources by increasing deposits. Still, Banco Hipotecario remains having presence in the local and international capital markets. As of June 30, 2021, Banco Hipotecario’s financial indebtedness accounted for 15.6% of its financing. Likewise, as of June 30, 2021, the issuance of notes represented 11.42% of its total liabilities. The ability of Banco Hipotecario to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. Banco Hipotecario has no control over capital markets conditions, which can be volatile and unpredictable.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 13.9% as of June 30, 2021. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the government’s ability to foster sustainable long-term growth, generate fiscal revenue and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2021 such securities issued by the Central Bank represented approximately 14.9% of the total assets of the Argentine financial system. As of June 30, 2021, Banco Hipotecario’s total exposure to the public sector was ARS 22.582,8 million, which represented 12.0% of its assets as of that date, and the total exposure to securities issued by the Central Bank was ARS 23.483,5 million, which represented 12.5% of its total assets as of June 30, 2021.

The quality of Banco Hipotecario’s assets and that of other financial institutions may deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

The capacity of many Argentine private sector debtors to repay their loans has in the past deteriorated as a result of certain economic events in Argentina or macroeconomic conditions, materially affecting the asset quality of financial institutions, including Banco Hipotecario. The ratio of non-performing private sector loans has increased in recent years, as Argentina’s economic outlook deteriorated. Banco Hipotecario recorded non-performing loan ratios of 6.0%, 12.3%, 12.7% and 14.3% for 2018, 2019, 2020 and 2021, respectively. The quality of its loan portfolio is highly sensitive to economic conditions prevailing from time to time in Argentina, and as a result if Argentina were to experience adverse macroeconomic conditions, the quality of Banco Hipotecario’s loan portfolio and the recoverability of its loans would likely be adversely affected. This might affect the creditworthiness of Banco Hipotecario’s loan portfolio and the results of operations.

The Consumer Protection Law may limit some of the rights afforded to Banco Hipotecario.

Argentine Law No. 24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Hipotecario’s customers. The Consumer Protection Law was amended by Law No. 26,361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law No. 25,065 (as amended by Law N° 26,010 and Law N° 26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. Recent Central Bank regulations, such as Communication “A” 5,388, also protect consumers of financial services.

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

The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders of common shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The ADSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Cresud, which as of June 30, 2021, was the beneficial owner of approximately 62.1% of our common shares (or approximately 408,746,837 common shares which may be exchanged for an aggregate of 40,874,684 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

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

Although the ADSs are listed on the NASDAQ Global Market, as a foreign private issuer we are able to rely on home country governance requirements rather than relying on the NASDAQ corporate governance requirements. See “Item 16G. Corporate Governance-Compliance with NASDAQ listing Standards on Corporate Governance.” Additionally, as a foreign private issuer, we are exempt from certain rules under the Exchange Act including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders companies that are not foreign private issuers.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2021, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information-Taxation-United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as reporting requirements. See “Item 10. F-Taxation-United States Taxation-Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or ADSs.

Law No. 26,893, which amended Law No. 20,628 (the “Income Tax Law”), was enacted on September 12, 2013, and published in the Official Gazette on September 23, 2013. According to the amendments, the distribution of dividends by an Argentine corporation was subject to income tax at a rate of 10.0%, unless such dividends were distributed to Argentine corporate entities (the “Dividend Tax”).

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

However, pursuant to Law No. 27,430, as amended by Law No. 27,541, dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind -except for stock dividends or quota dividends- by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to Argentine resident individuals, resident undivided estates and foreign beneficiaries will be subject to income tax at a 7% rate on profits accrued during fiscal years starting on January 1, 2018 to December 31, 2019, and at a 13% rate on profits accrued in fiscal years starting on January 1, 2020 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax would apply.

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

In addition, Decree No. 824/2019, published in the Official Gazette on December 6, 2019 and which introduced the new consolidated text of the Income Tax Law, maintains the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by non-residents. However, non-residents are exempt from the capital gains tax on gains obtained from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, and/or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, and the funds used for the investment proceed from, jurisdictions not considered as not cooperating for purposes of fiscal transparency.

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

Holders of the ADSs may be unable to exercise voting rights with respect to the common shares underlying their ADSs.

As a holder of ADS, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the common shares underlying your ADSs and holders may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in the CNV’s website, an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the ADS Depositary. If we ask the ADS Depositary to do so, the ADS Depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the ADS Depositary as to voting the common shares represented by their ADSs. Under the deposit agreement, the ADS Depositary is not required to carry out any voting instructions unless it receives a legal opinion from us that the matters to be voted would not violate our by‑laws or Argentine law. We are not required to instruct our legal counsel to give that opinion. Due to these procedural steps involving the ADS Depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares and common shares represented by ADSs may not be voted as you desire.

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

The Argentine government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that ADS Depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffered delays or be subject to any additional restrictions, under the current foreign exchange market regulations or future regulations that may be enacted. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. See “Item 10. Additional Information-D. Exchange Controls.”

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

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Under the deposit agreement, the ADS Depositary will not exercise rights on your behalf or make rights available to you unless we instruct it to do so, and we are not required to give that instruction. In addition, you may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the ADS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of common shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Ley General de Sociedades No. 19,550 (Argentine Companies Law) or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Our warrants are exercisable under limited circumstances and will expire.

On March 10, 2021, we issued an aggregate of 90,000,000 warrants to purchase 90,000,000 of our common shares. Each warrant entitles its holder to purchase one common share. Each warrant will be exercisable only if the common share rights or ADS rights to which such warrant relates have been exercised, and such warrant will be exercisable after 90 days following its issuance during the nine-day period from and including the 17th through the 25th day of each February, May, September and November (to the extent such dates are business days in New York City and Buenos Aires, Argentina).

Item 4. Information on the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, and our commercial name is “Cresud.” We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anónima) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia), on February 19, 1937 under number 26, on page 2, book 45 of National By-laws Volume. Pursuant to our bylaws, our term of duration expires on July 6, 2082. Our headquarters are located at Carlos M. Della Paolera 261, 9th Floor (C1001ADA), Ciudad Autónoma de Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar.

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

In 2002, we acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud, and 2009, we increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s directly principal subsidiary. As of June 30, 2021, we had a 62.1% equity interest in IRSA (without considering treasury shares) and a majority of our directors are also directors of IRSA. IRSA is one of Argentina’s largest real estate companies and is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping malls and luxury hotels, as well as the sales and development residential properties, it has a 29.9% interest in Banco Hipotecario, one of the main financial institutions in the country, and selected investments outside of Argentina.

In March 2008 we made a follow on offering for up to 180 million shares in the local and international markets, which were fully subscribed, for a total amount of USD 288 million. The proceeds allowed us to expand our international operations to Paraguay and Bolivia.

As of June 30, 2021, we owned, directly and through our subsidiaries, 26 farms, with a total area of 625,629 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years.

Additionally, in March 2021, we increased our capital for a total amount of USD 42,5 million through a public offering of up to 90 million shares (or its equivalent 9.0 million ADSs) and 90 million warrants to subscribe new common shares. The offering was fully subscribed domestically and internationally by the exercise of shareholders’ preemptive and accretion rights

In line with our international expansion strategy, in September of 2005 we participated in the creation of Brasilagro with the purpose of replicating our business model in Brazil. We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Investments S.A. and Agro Managers S.A. On May 2, 2006, BrasilAgro’s shares were listed on the Novo Mercado of the Brazilian Stock Exchange (“BOVESPA”) with the symbol AGRO3 and on November 8, 2012, Brasilagro’s ADRs became listed on the NYSE, under the ticker LND. In February 2021, it made a capital increase for BRL 440 million shares, we subscribed shares in the capitalization. In addition, in May 2021 we exercised warrants, that had been granted to the founders of the Company at the initial public offering, before its maturity. As a result of our follow on subscription and the warrants exercise we increased our stake in BrasilAgro, net of treasury shares, to 39.4%. As of June 30, 2021, our interest in Brasilagro’s remained at 39.4%.

Significant acquisitions, dispositions and development of business

Agricultural business

Bolivian companies

On December 20, 2020, our subsidiary BrasilAgro and its subsidiaries Agrifirma Agro and Imobiliária Engenho de Maracajú signed a Share Purchase Agreement to acquire 100% of the shares issued by the following companies based in Bolivia: (i) Agropecuaria Acres del Sud SA; (ii) Ombú Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchán Agropecuaria S.A., all indirectly controlled by us, for an amount of USD 31 million. This acquisition was approved at a meeting of the BrasilAgro Board of Directors held on December 22, 2020.

The acquisition was subject to compliance with certain precedent conditions, which were fully met on February 4, 2021. Consequently, on February 8, 2021, BrasilAgro made the full payment of the acquisition price for a total of BRL 160 million (equivalent to approximately ARS 2,763 million as of the date of the transaction), after the reporting period a price adjustment of USD 1 was paid.

Said transaction has no impact on the Company’s consolidated assets and liabilities. The difference in the ownership interest will be treated as a change in non-controlling interest within the equity.

Sale of Bananal Farm

BrasilAgro concluded the sale of 2,160 hectares (1,714 useful hectares) of Bananal Farm (Magalhães municipality - BA). The farm was included in the Company of assets held for sale due to a disagreement involving the tenant at the time of sale. The previous conditions recognized in the purchase agreement were fully met on July 31, 2020 after receipt of BRL 5.5 million (equivalent to ARS 107 million). The face value of the identify contracts with customer to ARS 498 million as of the date of the transaction). For this transaction, the company did not recognize results since the asset was recorded at its fair value.

Sale of Carnes Pampeanas S.A.

On February 24, 2021, the Company sold 100% of its shares of Sociedad Anónima Carnes Pampeanas S.A., owner of the meat processing plant Carnes Pampeanas in the province of La Pampa, Argentina. The price of the operation was agreed at USD 10 million, which has already been paid in full. The result of the transaction amounted to ARS 732 million.

The results from the meatpacking operations have been reclassified to discontinued operations.

Agrouranga S.A. - Share capital decrease

On April 5, 2021, the Company sold 63,041 shares of Agrouranga S.A. equivalent to 0.87% of the ownership over it. The sale value was set at USD 1 million (equivalent to ARS 59 million). The result generated by the transaction was a gain of ARS 55 million.

Uranga Trading S.A. - Share capital decrease

On April 5, 2021, the Company sold 15,871 shares of Uranga Trading S.A. equivalent to 0.87% of the ownership over it. The sale value was set at USD 0.01 million (equivalent to ARS 2 million). The result generated by the transaction was a loss of ARS 0.01 million.

Sale of “San Pedro” Farm

The Company has signed a bill of sale with possession of a fraction of 2,440 hectares of its “San Pedro” farm, which includes 1,950 productive hectares of agricultural activity and its historic center. The field is located in the Department of Concepción del Uruguay, Entre Ríos province, and was acquired by Cresud in 2005. After this operation, a remnant of approximately 3,580 hectares of said establishment remains in the hands of the Company.

The total amount of the transaction was set at USD 8.6 million, of which USD 6.5 million have been collected to date. The remaining balance is approximately USD 2.1 million, and USD 0.8 million will be charged at the time of writing the fraction corresponding to the historic center scheduled for July 2021 and in 2 installments of USD 0,7 million in December 2021 and USD 0.6 million in December 2022. The result of the transaction amounts to a profit of ARS 326 million.

BrasilAgro Warrants - Option Exercise

On May 14, 2021, the Company exercised all its direct and indirect participation in the BrasilAgro warrants, which were granted to the founding partners at the birth of the company in 2006. The transaction was for 181,368 warrants that gave it the right to receive 14,542,083 new ordinary shares. The exercise price of these options was BRL 22.1165 per share, for which the amount invested amounted to BRL 321.6 million (approximately USD 61.9 million).

Urban properties and investments business

Acquisitions

Acquisition of Hudson Property

On December 11, 2020, IRSA CP completed the acquisition of a property called “Casonas” located in Hudson, Berazategui, Buenos Aires for a total consideration of USD 1 million. Of this total consideration, IRSA CP paid USD 900,000 since we had already paid the 10% during the fiscal year ended June 30, 2018.

We are Appa S.A. - Share capital increase

As of June 30, 2020, IRSA CP’s capital stock was represented by 116,500 ordinary shares, each entitled to one vote and with a par value of ARS 1 per share.

On April 19, 2021, our shareholders held an Ordinary and Extraordinary General Meeting and capitalized all our share premium and inflation adjustment of share capital. In that meeting, our shareholders also approved and capitalized new irrevocable contributions.

As a result of both capitalizations, we issued 517,722,151, each entitled to 1 vote and with a par value of ARS 1 per share. Our capital stock now totals 517,838,651, as per detail as follows:

	Number of shares	Share capital
June 30, 2020	116,500	116,500
Capitalization of share premium and inflation adjustment of share capital	137,722,151	137,722,151
Issuance of ordinary shares	380,000,000	380,000,000
June 30, 2021	517,838,651	517,838,651

Dispositions

Sale of Boston Tower building

During the fiscal year ended on June, 30, 2021, our subsidiary, IRSA CP completed the sale of several units from the Boston Tower Building located at 265 Della Paolera (Catalinas District, Autonomous City of Buenos Aires). Below, we list the details of the units that IRSA CP sold:

On July 15, 2020, IRSA CP completed the sale with possession of a medium-height floor for a total area of approximately 1,063 square meters and 5 parking spaces located in the building. The total consideration of the transaction was ARS 666 million.

On August 25, 2020, IRSA CP completed the sale of other 5 floors for a gross rental area of approximately 6,235 square meters and 25 parking spaces located in the building. The total consideration of the transaction was ARS 3,574 million.

On November 5, 2020, IRSA CP completed the sale with possession of 4 floors for a gross rental area of approximately 3,892 square meters and 15 parking spaces located in the building. The total consideration of the transaction was ARS 2,271 million.

On November 12, 2020, IRSA CP completed the sale with possession with an unrelated third party of 3 floors for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters, and 15 parking spaces located in the building. The total consideration of the transaction was ARS 1,906 million.

Sale of Bouchard building

On July 30, 2020, IRSA CP completed the sale to an unrelated third party of the entire “Bouchard 710” building, located in the Plaza Roma District of the Autonomous City of Buenos Aires. The tower consists of 15,014 sqm of gross rental area on 12 office floors and 116 parking spaces. The total consideration of the transaction was ARS 8,791 million.

Lipstick Building, New York, United States

On August 7, 2020, due to Ground Lease Building’s low profitability resulting from the expensive price for rental of the land, IRSA executed an agreement with the owner of the Ground Lease Building through which we terminated our legal relationship and discharged our duties as administrators of the building. Consequently, as of June 30, 2020, IRSA were neither responsible for the Metropolitan’s liabilities associated with the Ground Lease, nor the assets and liabilities associated with the building and its administration. IRSA also made an agreement with the owner of the Ground Lease Building that states that Metropolitan is completely released from responsibilities, except for (i) claims for liabilities prior to June 1, 2020 from people who have performed work or provided services in the Ground Lease Building or to Metropolitan; and (ii) claims from people who have had an accident on the property dated before August 7, 2020. This situation impacted our Consolidated Financial Statements as of June 30, 2020.

Investment in Condor Hospitality Trust

On July 19, 2019, Condor completed into a merger agreement with Nextpoint Hospitality Trust (“NHT”). The acquisition’s closing, originally scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor executed an agreement with NHT to resolve each and every claim between them arising from the aforementioned merger agreement. Pursuant to this agreement, Condor collected a compensation which totalled USD 7.0 million.

On June 29, 2021, one of our subsidiaries exercised a put right through which our subsidary’s Class E preferred shares in Condor plus the unpaid accrued dividends as of June 30, 2021, were converted into common shares, which were issued on July 29, 2021.

On September 23, 2021, Condor Hospitality Trust, Inc. announced an agreement with affiliates of Blackstone Real Estate Partners to sell its entire portfolio of hotels in a USD 305 million transaction. This is an all cash transaction without the assumption of any existing debt. Completion of the transaction, which is expected to occur in the fourth quarter of 2021, is subject to customary closing conditions, including the approval of Condor shareholders.

Condor also announced that its Board of Directors has unanimously adopted a Plan of Liquidation and Dissolution (the “Plan of Liquidation”). The Plan of Liquidation contemplates an orderly wind down of Condor business affairs. Following the closing of the sale of the hotel portfolio and the payment of outstanding liabilities, along with the taking of other actions specified in the Plan of Liquidation, including reserving for certain contingent liabilities and claims, Condor intends to distribute certain net proceeds from the sale of the hotel portfolio to its shareholders in one or more liquidating distribution installments. The implementation of the Plan of Liquidation is conditioned on obtaining approval of Condor’s shareholders.

As of the date of submission of this form, we directly and indirectly own 3,194,214 common shares, which represent 21.7% of the capital stock of Condor.

Loss of control of IDBD

As described in Note 1 to our Audited Consolidated Financial Statement as of June 30, 2020, on late September 2020, we lost control of IDBD and thus, deconsolidated the related assets and liabilities and reclassified income statement and cash flow data into discontinued operations.

The following table details the net assets disposed off:

09.30.2020
Millions of ARS
ASSETS
Investment properties	117,547
Property, plant and equipment	47,989
Trading properties	7,690
Intangible assets	36,546
Right-of-use assets	25,853
Investments in associates and joint ventures	48,443
Deferred income tax assets	568
Income tax credit	426
Restricted assets	8,400
Trade and other receivables	70,693
Investments in financial assets	31,643
Derivative financial instruments	368
Inventories	4,712
Group of assets held for sale	55,028
Cash and cash equivalents	145,330
TOTAL ASSETS	601,236
Borrowings	425,321
Lease liabilities	23,696
Deferred income tax liabilities	16,261
Trade and other payables	30,751
Income tax liabilities	596
Provisions	7,095
Employee benefits	624
Derivative financial instruments	624
Salaries and social security liabilities	4,427
Group of liabilities held for sale	28,805
TOTAL LIABILITIES	538,200
TOTAL NET ASSETS	63,036
Non-controlling interest	(62,519)
Result for loss of control	(517)
Recycling of currency translation adjustment and other reserves	(3,505)
Total result for loss of control (*)	(4,022)

(*) Included within discontinued operations.

Distribution of dividends in kind

On October 26, 2020, IRSA shareholders held an Ordinary and Extraordinary ‘Meeting and approved an in kind dividend distribution equivalent to ARS 484 million (representative of ARS 0.84 per share) and payable in shares of IRSA CP. Our shareholders decided to consider IRCP’s ‘quoted price per share as of October 23, 2020, which resulted amounted ARS 320 per share. Pursuant to that shareholders’ decision, IRSA distributed 1,512,500 ordinary shares of IRSA CP. We reflected this transaction on our financial statements as a change in equity, which generated a reduction of the equity attributable to the controlling shareholders totalling ARS 725 million restated for inflation as of June 30, 2021. On the date of this form, our interest in IRSA CP amounts to 79.92%.

Manibil Sale

On December 22, 2020, IRSA completed the sale of all our holdings in Manibil S.A., a company engaged in the real estate business. Those holdings amounted 217,332,873 ordinary Class B, nominative not endorsable shares, each entitled to 1 vote and with a par value of ARS 1 per share. The shares totalled the 49% of Manibil S.A.’s capital stock. As consideration for this operation, on February 2021, IRSA acquired the right to receive future 953 square meters units located in different residential developments. This operation represents an ARS 37 million gain, as disclosed on our financial statements within the “Other operating results, net” category.

Capital Expenditures

Our capital expenditures were ARS 4,487 million, ARS 18,567 and ARS 31,005 million for the fiscal year ended June 30, 2021, 2020 and 2019, respectively, including other goods and equipment acquired in business combinations.

Our capital expenditures consisted of the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, communication networks, completion of the construction of a shopping center, construction of real estate and acquisition of land reserves.

Fiscal year ended June 30, 2021

During the fiscal year ended June 30, 2021, in our Urban Properties and Investments Business we incurred capital expenditures of ARS 2,692 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 1,656 million, primarily i) ARS 158 million in buildings and facilities, ii) ARS 581 million in communication networks, iii) ARS 818 million in machinery, equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 8 million, ARS 20 million and ARS 16 million, respectively) and v) ARS 55 million in agricultural establishments; (b) improvements in our rental properties for ARS 1,036 million, out of which ARS 981 million derive from our Operations Center in Argentina and ARS 55 million derive from the Operations Center in Israel.

During the fiscal year ended June 30, 2021, we invested in the Agricultural Business ARS 1,795 million mainly due (a) acquisition and development of owner occupied farmland for ARS 1,281 million (ARS 1,058 million of subsidiary Brasilagro); (b) ARS 151 million in bearer plant; (c) ARS 75 million in other building and facilities; (d) ARS 168 million machinery and equipment; (e) ARS 39 million in vehicles; (f) ARS 13 million in furniture and supplies; and (g) ARS 68 million destined to suppliers advances for proprieties acquisitions.

Fiscal year ended June 30, 2020

During the fiscal year ended June 30, 2020, in our Urban Properties and Investments Business we incurred capital expenditures of ARS 16,718 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 8,518 million, primarily i) ARS 498 million in buildings and facilities, ii) ARS 5,132 million in communication networks, iii) ARS 2,655 million in machinery and equipment and others iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 21 million, ARS 92 million and ARS 66 million, respectively) and v) ARS 54 million in agricultural establishments; (b) improvements in our rental properties of ARS 4,056 million, out of which ARS 2,863 million derive from our Operations Center in Argentina and ARS 1,193 million derive from the Operations Center in Israel; (c) the development of properties for ARS 4,144 million.

During the fiscal year ended June 30, 2020, we invested ARS 1,849 million mainly due (a) acquisition and development of owner occupied farmland for ARS 1,089 million (ARS 858 million of subsidiary Brasilagro); (b) ARS 469 million in bearer plant; (c) ARS 84 million in other building and facilities; (d) ARS 87 million machinery and equipment; (e) ARS 41 million in vehicles; (f) ARS 8 million in furniture and supplies; and (g) ARS 71 million destined to suppliers advances for proprieties acquisitions.

Fiscal year ended June 30, 2019

During the fiscal year ended June 30, 2019, in our Urban Properties and Investments Business we incurred capital expenditures of ARS 28,170 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 10,730 million, primarily i) ARS 165 million in buildings and facilities, ii) ARS 6,908 million in communication networks, iii) ARS 3,560 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 44 million, ARS 21 million and ARS 32 million, respectively); (b) improvements in our rental properties of ARS 2,935 million, primarily in our Operations Center in Israel; (c) the development of properties for ARS 13,616 million, mainly in our Operations Center in Israel; and (d) ARS 889 million related to the acquisition of land reserves.

During the fiscal year ended June 30, 2019, we invested in the Agricultural Business ARS 2,835 million mainly due (a) acquisition and development of owner occupied farmland for ARS 1,191 million (ARS 885 million of subsidiary Brasilagro); (b) ARS 874 million in bearer plant; (c) ARS 562 million in other building and facilities; (d) ARS 120 million machinery and equipment; (e) ARS 60 million in vehicles; (f) ARS 14 million in furniture and supplies; and (g) ARS 14 million destined to suppliers advances for proprieties acquisitions.

Recent Developments

Cresud’s Recent Developments

Exchange Offer - Issuance of Series XXXIII Notes

On July 5, 2021, Cresud announced the issuance of Series XXXIII Notes was made as a result of the provisions of Communication “A” 7308 of the Central Bank of Argentina (amending and supplementing Communications “A” 7106 , “A” 7230 and “A” 7272), that restricts access to the foreign exchange market to obtain U.S. Dollars by imposing new conditions for the purchase of foreign currency for those who record capital maturities scheduled until December 31, 2021 for issues of debt securities with public registration in the country denominated in foreign currency. Therefore, the issuance of the Series XXXIII Notes was made for the purpose of carrying out the refinancing of the existing negotiable bonds, under the terms of the aforementioned communications. As a consequence of the new restrictions on access to the Foreign Exchange Market, we launched an exchange offer on our Series XXV Notes. On July 5, 2021, the Company announced the results of the issuance of Series XXXIII Notes, orders have been submitted for a total amount equivalent to USD 18,797,690 (US Dollars eighteen million seven hundred and ninety-seven thousand six hundred and ninety). The maturity date will be July 6, 2024.

Fitch Ratings update

On July 26, 2021, Cresud announced that FIX SCR S.A., has decided to raise the rating of the Company’s notes as detailed below:

- Issuer Rating: AA (Arg)

- Series Notes 23 for up to USD 50 MM (expandable up to USD 200 MM) due February 2023: AA (Arg)

- Series Notes 27 for up to USD 20 MM (expandable up to USD 240 MM) due July 2021: AA (Arg)

- Series Notes 29 for up to USD 15 MM (expandable up to USD 200 MM) due December 2021: AA (Arg)

- Series Notes 30 for up to USD 20 MM (expandable up to USD 50 MM) due August 2023: AA (Arg)

- Series Notes 31 for up to USD 44.2 MM due November 2023: AA (Arg)

- Series Notes 32 for up to USD 44.2 MM due November 2022: AA (Arg)

- Series Notes 33 for up to USD 35.7 MM due July 2024: AA (Arg)

- Series Notes 34 for up to USD 35.7 MM due June 2024: AA (Arg)

Issuance of Series XXXV Notes

On September 13, 2021, Cresud successfully consummated the issuance of Series XXXV Notes for a total amount of USD 41.853.821. The issue price was 100%. The new notes, will bear an annual interest rate of 3.5%, payable on a semi-annualy, and will mature on September 13, 2024.

Exercise of Warrants

On October 7, 2021, we informed that between September 17 and 25, 2021, certain warrants holders have exercised their right to acquire additional shares. Therefore, a total of 74,370 ordinary shares of the Company were issued, with a face value of ARS 1. As a result of the aforementioned exercise, USD 42,093.42 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 591,642,804 to 591,717,174, and the number of outstanding warrants decreased from 90,000,000 to 89,925,630.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the issuance prospectus dated February 12, 2021, and complementary notices regarding the offer made by the Company of 90,000,000 ordinary book-entry shares and 90,000,000 options to subscribe ordinary shares (warrants).

Sale of Alto Taquari (Brasilagro)

On October 8, 2021, BrasilAgro, informed that it has sold an area of 3,723 hectares (2,694 arable hectares) of Alto Taquari Farm, rural property located in the municipality of Alto Taquari - Mato Grosso state.

The total amount of the sale is 1,100 soybean bags per arable hectare or BRL 589.0 million (~BRL 218,641/arable ha). The delivery of possession of the areas and, consequently, the recognition of sales revenue, will be carried out in two stages. In October 2021 with 2,566 hectares (1,537 arable ha), in the amount of approximately BRL 336.0 million and September 2024 with 1,157 arable ha, in the amount of approximately BRL 253.0 million. Brasilagro will continue operating the areas until delivery it.

The buyer made an initial payment of BRL 16.5 million. Later this year, there will be an additional payment of BRL 31.4 million and the remaining balance is indexed in soybean bags with annual payments and an average term of 3.9 years.

From the accounting perspective, this plot of the Farm is valued in the Brasilagro’s books at BRL 31.3 million (acquisition cost + investments net of depreciation) and has an expected Internal Rate of Return (IRR) in BRL of 19.9%.

Considering this sale, we sell all the plateau areas of Alto Taquari Farm, leaving 1,308 hectares (809 arable ha) in the portfolio. The remaining area is adjacent to the areas already sold, but has different characteristics of soil and altitude and, even though it is not a plateau area, it is cultivated with sugarcane.

This sale is a milestone for Brasilagro, not only for its size, but mainly for its capacity to generate value, optimizing operating and real estate returns, taking advantage of the good commodity cycle.

General Ordinary Shareholders’ Meeting

On October 22, 2021, we informed that our shareholders meeting approved the following summary of the agenda: 1) Appointment of two shareholders to sign the meetings’ minutes; 2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2021, 3) Allocation of net loss for the fiscal year ended June 30, 2021 for ARS 7,333,298,422; 4) Consideration of Board of Directors’ performance for the Fiscal Year ended June 30, 2021; 5) Consideration of Supervisory Committee’s performance for the Fiscal Year ended June 30, 2021; 6) Consideration of compensation payable to the Board of Directors (ARS 93,083,687, allocated sum) for the Fiscal Year ended June 30, 2021, which recorded a computable tax loss pursuant to the rules of the Argentine Securities Commission; 7) Consideration of compensation payable to the Supervisory Committee (ARS 2,390,000, allocated sum) for the Fiscal Year ended June 30, 2021; 8) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years. It was approved by a majority vote: 1. Set the number of full directors at 10 (ten) and the number of alternates at 7 (seven), 2. Renew Mr. Jorge Oscar Fernández and 3. To appoint as alternate non-independent directors Mr. Gabriel Adolfo Gregorio Reznik and Mr. Pedro Dámaso Labaqui Palacio; 9) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year. It was approved by a majority vote to appoint Messrs. José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as Titular Trustees and those of Messrs. Roberto Daniel Murmis, Cynthia Deokmellian and Paula Sotelo as Alternate Trustees for the period of one year, highlighting that according to the regulations of the National Securities Commission the proposed persons have the character of independents; 10) Appointment of certifying accountant for the next fiscal year. It was approved by a majority vote to appoint as certifying accountants for the 2021/2022 financial year the firm Pricewaterhouse&Co. member of the firm PriceWaterhouseCoopers in the person of Walter Rafael Zablocky as Titular External Auditor and in the person of Carlos Brondo as Alternate External Auditor; 11) Approval of compensation payable (ARS 22,790,066) to certifying accountant for the fiscal year ended June 30, 2021; and 12) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the Argentine Securities Commission and the general superintendence of corporations.

Series I (issued by FYO)

As s subsequent event, on October 22, 2021, FYO issued its first bond in the local market for an amount of USD 12.3 million. The note is dollar denominated and payable in pesos at the applicable exchange rate, with an annual fixed rate of 0.0%, and maturity on October 22, 2023. The issue price was 100.0% of the nominal value.

Payment of dividends by Brasilagro

At Brasilagro’s shareholders’ meeting held on October 27, 2021, the shareholders of Brasilagro approved dividends in the amount of BRL 260.0 million, or BRL 2.621181215 per share. Such dividends shall be paid to shareholders on November 10, 2021, to holders of record of Brasilagro’s shares as of October 27, 2021.

IRSA’s Recent Developments

Issuance of Series No XIII Notes

On August 26, 2021, IRSA successfully issued the Series XIII Notes for USD 58,124,596. We issued the Notes at the 100% of their face value. The Notes bear an annual interest rate of 3.90%, payable on a semmiannual basis, and will mature on August 26, 2024.

Fitch Ratings update

On July 26, 2021, IRSA announced that FIX SCR S.A., raised our notes’ rating’, detailed below:

- Issuer Rating: AA (Arg)

- Series Notes I for up to USD 350 MM due March 2023: AA (Arg)

- Series Notes V for USD 5 MM due May 2022: AA (Arg)

- Series Notes VII for up to USD 10 MM due January 2022: AA (Arg)

- Series Notes VIII for up to USD 108.9 MM due November 2023: AA (Arg)

- Series Notes IX for up to USD 108.9 MM (expandable up to USD 181.5 MM) due March 2023: AA (Arg)

- Series Notes X for the peso equivalent of USD 5 MM due March 2022: A1+ (Arg)

- Series Notes XI for USD 5 MM due March 2024: AA (Arg)

- Series Notes XII in UVAs for the equivalent of USD 5 MM due March 2024: AA (Arg)

Merger Proposal IRSA and IRSA CP

On September 30, 2021, IRSA informed that the Company’s Board of Directors has approved the beginning of the corporate reorganization process in the terms of article 82 and sbqs. of the General Law of Companies No. 19,550, the Income Tax Law No. 20,628, amendments, and regulations, CNV’s Rules and the Listing Regulations of BYMA, by which IRSA, acting as the absorbing company, will merge by absorption with IRSA CP, as the absorbed company. In this regard, IRSA’s Board of Directors has approved: (i) the special-purpose separate merger financial statements as of June 30, 2021; (ii) the special-purpose consolidated merger financial statements as of June 30, 2021; (iii) the subscription of the Prior Merger Agreement between both companies and (iv) establish the effective date of reorganization on July 1, 2021.

The merger is subject to the approval of the shareholders’ meeting of both companies, which will be held once both companies have the administrative approval of the United States Securities and Exchange Commission, an entity to which they are subject because both companies’ shares are listed in markets that operate in said jurisdiction.

Likewise, and within the framework of the reorganization process, IRSA’s Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP.

On September 30, 2021, IRSA informed that the calculation of the exchange ratio has been based on the market value analysis and on the net assets value and that the ratio of 1.40 corresponds to the volume-weighted average price of the shares over the last 180 days (VWAP).

Likewise, the exchange ratio is supported by two fairness opinions issued by Banco Santander Argentina SA, in the case of IRSA and Banco Itaú Argentina SA, in the case of IRSA CP, which have been submitted for consideration by the Audit Committees of both companies, with a favorable opinion in this regard.

Exercise of IRSA’s Warrants

October 7, 2021, IRSA informed that between September 17 and 25, 2021, certain warrants holders have exercised their right to acquire additional shares. Therefore, a total of 30,741 ordinary shares of IRSA were issued, with a face value of ARS 1. As a result of the aforementioned exercise, USD 13,280.11 were collected by IRSA.

After the exercise of these warrants, the number of shares and the capital stock of IRSA increased from 658,676,460 to 658,707,201, and the new number of outstanding warrants decreased from 80,000,000 to 79,969,259.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the issuance prospectus dated April 12, 2021, and complementary notices regarding the offer made by IRSA of 80,000,000 ordinary book-entry shares and 80,000,000 options to subscribe ordinary shares (warrants).

General Ordinary Shareholders’ Meeting

On October 22, 2021, IRSA informed that its shareholders meeting approved the following summary of the agenda: (1) Appointment of two shareholders to sign the meetings’ minutes; (2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2021; (3) Allocation of net loss for the fiscal year ended June 30, 2021 for ARS 28,764,613,112; (4) Consideration of Board of Directors’ performance for the fiscal year ended June 30, 2021; (5) Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2021; (6) Consideration of compensation payable to the Board of Directors (ARS 100,108,900, allocated sum) for the fiscal year ended June 30, 2021, which recorded a computable tax loss pursuant to the rules of the Argentine Securities Commission; (7) Consideration of compensation payable to the Supervisory Committee (ARS 2,390,000, allocated sum) for the fiscal year ended June 30, 2021; (8) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years. It was approved by a majority vote to keep the number of directors at 9 (nine) and the number of alternates at 8 (eight). Plus, it was approved: 1. To renew in their positions as Non-independent Directors Mr. Alejandro Gustavo Elsztain, Mr. Fernando Adrián Elsztain. 2. To renew Mr. Mauricio Elías Wior and Mr. Salvador Dario Bergel as non-independent Alternate Directors. 3. That Mr. Ben Iosef Elsztain, not independent, currently an alternate director of the Company, assumes as a full director with a mandate until 30/06/2024; (9) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year. It was approved by a majority vote to appoint José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as Titular Trustees and Roberto Daniel Murmis, Ariela Levy and Paula Sotelo as Alternate Trustees for the period of one year, highlighting that according to the regulations of the National Securities Commission the proposed persons have the character of independents; (10) Appointment of certifying accountant for the next fiscal year. It was approved by a majority vote to designate as certifying accountants for the 2021/2022 financial year the firms (a) Pricewaterhouse&Co. member of the firm PriceWaterhouseCoopers in the person of Carlos Brondo as Titular External Auditor and in the person of Walter Rafael Zablocky as Alternate External Auditor; and (b) Abelovich Polano & Associates in the person of José Daniel Abelovich as Chief External Auditor and Noemi Cohn and Roberto Murmis as Alternate External Auditors; (11) Approval of compensation payable (ARS 27,387,411) to certifying accountant for the fiscal year ended June 30, 2021; and (12) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the Argentine Securities Commission and the general superintendence of corporations.

IRSA CP Recent Developments

Stock market capitalization, changes in Face Value and distribution of released shares

On July 6, 2021, IRSA CP announced to its shareholders that as of July 19, 2021, was effected simultaneously the distribution of shares and the change in face value, where it was proceed to make the exchange of 126,014,050 ordinary shares of nominal value ARS 1.00 each and one vote per share, for the amount of 541,230,019 ordinary shares of nominal value ARS 100 each and one vote per share. From the date indicated, the new shares distributed by the capitalization described have economic rights on equal terms with those currently in circulation. The share capital of IRSA CP after the operations indicated amounts to the sum of ARS 54,123,001,900 represented by 541,230,019 ordinary shares of nominal value ARS 100 each and one vote per share.

Fitch Ratings update

On July 26, 2021, IRSA CP announced that FIX SCR S.A., raised the rating of the Company’s notes as detailed below:

- Issuer Rating: AA(arg)

- Series Notes 2 for up to USD 470 MM due March 2023: AA(arg)

General Ordinary Shareholders’ Meeting

On October 22, 2021, IRSA CP’s informed that its shareholders meeting approved the following summary of the agenda: (1) Appointment of two shareholders to sign the meetings’ minutes; (2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2021; (3) Allocation of net loss for the fiscal year ended June 30, 2021 for ARS 21,934,960,229; (4) Consideration of Board of Directors’ performance for the Fiscal Year ended June 30, 2021; (5) Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2021; (6) Consideration of compensation payable to the Board of Directors (ARS 723,942,334 - allocated sum) for the fiscal year ended June 30, 2021, which recorded a computable tax loss pursuant to the rules of the Argentine Securities Commission; (7) Consideration of compensation payable to the Supervisory Committee (ARS 2,390,000, allocated sum) for the fiscal year ended June 30, 2021; (8) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years. It was approved by a majority vote: 1. Set at 12 (twelve) the number of directors and at 5 (five) the number of alternate directors.2. Renew in their positions as Non-independent Directors Mr. Eduardo Sergio Elsztain, Mr. Saul Zang, Mr. Marcos Moisés Fischman and Mr. Mauricio Elías Wior and 3. To approve the assumption as non-independent director of Mr. Ben Iosef Elsztain, current alternate director, with a mandate until 30/06/2024; (9) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year. It was approved by a majority vote to appoint José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as Titular Trustees and those of Messrs. Roberto Daniel Murmis, Ariela Levy and Paula Sotelo as Alternate Trustees for the period of one year, highlighting that according to the regulations of the National Securities Commission the proposed persons have the character of independents; (10) Appointment of certifying accountant for the next fiscal year. It was approved by a majority vote to designate as certifying accountants for the 2021/2022 financial year the firms (a) Pricewaterhouse&Co. member of the firm PriceWaterhouseCoopers in the person of Walter Rafael Zablocky as Titular External Auditor and in the person of Carlos Javier Brondo as Alternate External Auditor; and (b) Abelovich Polano & Associates in the person of José Daniel Abelovich as Titular External Auditor and Noemi Ivonne Cohn and Roberto Murmis as Alternate External Auditors; (11) Approval of compensation payable (ARS 23,183,161) to certifying accountant for the fiscal year ended June 30, 2021; and (12) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the argentine securities commission and the general superintendence of corporations.

B. BUSINESS OVERVIEW

General

We are a leading Latin American agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil, through our investment in Brasilagro, as well as in other Latin American countries. We are currently involved in several farming activities including grains and sugarcane production and cattle raising. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. In addition, we lease land to third parties and perform agency. Our shares are listed on ByMA and the NASDAQ.

We are also directly and indirectly engaged in the real estate business through our subsidiary IRSA and its subsidiaries and joint ventures, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping malls, premium offices, and luxury hotels in Argentina. IRSA’s shares are listed on the ByMA and the NYSE. We own 62.3% of the outstanding common shares of IRSA.

During the fiscal year ended June 30, 2021 and 2020, we had consolidated revenues of ARS 42,411 million, and ARS 51,068 million, respectively, and consolidated gain from operation, before financing and taxation, of ARS 9,924 million and ARS 66,743 million, respectively. During the fiscal year ended June 30, 2021 and 2020, our total consolidated assets decreased 67.12% from ARS 1,031,784 million to ARS 339,172 million, and our consolidated shareholders’ equity decreased 42.28% from ARS 183,475 million to ARS 105,893 million.

Segment information is analyzed based on products and services: (i) agricultural business and (ii) urban properties and investment business. The Company considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks.

As from fiscal year 2018 the Chief Operating Decision Maker (“CODM”) reviews the operating income/loss of each operating segment excluding the amounts related to management fees, being such amount reviewed at an aggregate level outside each business. Additionally, the CODM reviews certain corporate expenses associated with each business in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the “Corporate” segment of each operation center.

Agricultural Business

Our Agricultural business is further comprised of four reportable segments:

•	The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; leasing of the Company’s farms to third parties; and planting, harvesting and sale of sugarcane. Our Agricultural production segment had assets of ARS 61,679 million and ARS 49,140 million as of June 30, 2021 and 2020, respectively, representing 93.81% and 88.25% respectively of our agricultural business assets at both dates. Our Agricultural production segment generated income from operations of ARS 6,740 million and ARS 5,190 million for fiscal years ended June 30, 2021, and 2020, respectively, representing 42.46% and 52.68%, of our consolidated profit from operations, from Agricultural Business for such years, respectively.

The segment “agricultural production” aggregate the crops, cattle, sugarcane and agricultural rental and services activities:

•	Our “Crops” activity consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation, the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops activity had assets of ARS 30,841 million and ARS 23,770 million as of June 30, 2021 and 2020, respectively, representing 46.91% and 42.63% of our Agricultural Business assets at such dates, respectively. Our Crops activity generated profit from operations of ARS 2,807 million and ARS 2,770 million for fiscal years ended June 30, 2021 and 2020, respectively, representing 17.68% and 28.11%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

•	Our “Cattle” activity consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle activity had assets of ARS 7,868 million and ARS 7,536 million as of June 30, 2021 and 2020, respectively, representing 11.97% and 13.66% of our agricultural business assets at such dates, respectively. Our Cattle activity generated income from operations of ARS 778 million and ARS 347 million for fiscal year ended June 30, 2021 and fiscal year ended June 30, 2020, respectively, representing 4.9% and 3.52%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

•	Our “Sugarcane” activity consists of planting, harvesting and sale of sugarcane. Our Sugarcane activity had assets of ARS 11,965 million and ARS 11,246 million as of June 30, 2021 and 2020, respectively, representing 18.20% and 20.17% of our agricultural business assets at such dates, respectively. Our Sugarcane activity generated profit from operations of ARS 2,631 million and ARS 1,606 million for fiscal years ended June 30, 2021, and 2020, representing 16.57% and 16.30%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

•	Our “Agricultural Rentals and Services” activity consists of agricultural services (for example: irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services activity had assets of ARS 11,005 million and ARS 6,588 million as of June 30, 2021 and 2020, respectively, representing 16.74% and 11.82% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services activity generated profit from operations of ARS 524 million and ARS 467 million for fiscal years ended June 30, 2021, and 2020, respectively, representing 3.30% and 4.74% of our profit from operations from Agricultural Business for such years.

•	Our “Land Transformation and Sales” segment comprises gains from the disposal and development of farmlands activities. Our Land Transformation and Sales segment had assets of ARS 265 million and ARS 766 million as of June 30, 2021 and 2020, respectively, representing 0.40% and 1.37% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated profit from operations of ARS 8,529 million and ARS 3,831 million for fiscal years ended June 30, 2021, and 2020, respectively, representing 53.73% and 38.89% of our profit from operations from Agricultural Business for such years.

•	Our “Other segments” includes, principally, our investment in FyO. In February 2021, the Company sold all its participation in Sociedad Anónima Carnes Pampeanas S.A., owner of the Carnes Pampeanas meat processing plant in the province of La Pampa, Argentina. Our Others segment had assets of ARS 3,803 million and ARS 5,774 million as of June 30, 2021 and 2020, respectively, representing 5.78% and 10.35% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of ARS 1,042 million and ARS 1,083 million for fiscal years ended June 30, 2021, and 2020, representing 6.56% and 10.99% of our consolidated operating income from Agricultural Business for such years, respectively. The segment “Other segments” aggregate the activities Agro-industrial and Others:

•	The “Corporate” segment includes, principally, the corporative expenses related to the agricultural business. Our Corporate segment and corporate activity generated operating losses of ARS (439) million and ARS (254) million for fiscal years ended June 30, 2021, and 2020, representing (2.76%) and (2.57%) of our consolidated profit from operations from Agricultural Business for such years, respectively.

Urban properties and investments Business

We operate our urban properties and investment business through seven reportable segments, namely “Shopping Malls,” “Offices,” “Sales and Developments,” “Hotels,” “International,” “Corporate” and “Others” as further described below:

•	Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprised of lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 54,755 million and ARS 74,268 million as of June 30, 2021 and 2020, respectively, representing 26.4% and 31.3% of our operating assets at such dates, respectively. Our Shopping Malls segment generated operating loss of ARS 17,895 million and an operating income of ARS 2,617 million for the fiscal years ended June 30, 2021 and 2020, respectively.

•	Our “Offices” segment includes the operating results from lease revenue of offices, other rental spaces and other service revenue related to the office activities. Our Offices segment had assets of ARS 80,474 million and ARS 93,932 million as of June 30, 2021 and 2020, respectively, representing and 38.8% and 39.6% of our operating assets at such dates, respectively. Our Offices segment generated an operating income of ARS 7,340 million and an operating income of ARS 37,007 million for the fiscal years ended June 30, 2021 and 2020, respectively.

•	Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 57,891 million and ARS 50,250 million as of June 30, 2021 and 2020, respectively, representing 27.9% and 21.2% of our operating assets. Our Sales and Developments segment generated an operating income of ARS 5,346 million and ARS 17,684 million for the financial years ended June 30, 2021 and 2020, respectively.

•	Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenue. Our Hotels segment had assets of ARS 2,602 million and ARS 2,957 million as of June 30, 2021 and 2020, respectively, representing 1.3% and 1.2% of our operating assets, respectively. Our Hotels segment generated an operating loss of ARS 723 million and an operating income of ARS 243 million for the fiscal years ended June 30, 2021 and 2021, respectively.

•	Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country. We intend to continue evaluating investment opportunities outside Argentina as long as they are attractive investment and development options. Our International segment had assets of ARS 2,030 million and ARS 3,471 million as of June 30, 2021 and 2020, respectively. Our International segment generated operating loss of ARS 29 million and ARS 166 million for the fiscal years ended June 30, 2021 and 2020, respectively.

•	“Corporate” segment. Since fiscal year 2018, we have decided to disclose certain corporate expenses related to the holding structure in a separate “Corporate” segment. This segment generated a loss of ARS 352 million and ARS 562 million for the fiscal years ended June 30, 2021 and 2020, respectively.

•	Our “Others” Segment includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by Banco Hipotecario for both. Our “Others” segment had assets of ARS 9,437 million and ARS 12,421 million as of June 30, 2021 and 2020, respectively, representing 4.6% and 5.2% of our, respectively. Our Others segment generated an operating income of ARS 581 million and of ARS 833 million for the fiscal years ended June 30, 2021 and 2020, respectively.

Agricultural Business

As of June 30, 2021, we owned 26 farms with approximately 625,629 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. During the fiscal year 2021 we used 94,401 hectares of the land we own for crop production, approximately 65,103 hectares are for cattle production, 85,000 hectares are for sheep production and approximately 25,458 hectares are leased to third parties for crop and cattle production. The remaining 358,107 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have assigned 22,771 hectares for crop production and 3,097 hectares for cattle production. Also, during fiscal year 2021 ended on June 30, 2021, we leased 107,013 hectares to third parties for crop production and 12,365 hectares for cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land, and land under concession):

	2021(1)	2020(1)	2019(1)	2018(1)	2017(1)
Crops (2)	224,184	229,070	220,170	194,281	193,106
Cattle (3)	80,835	87,788	95,247	102,113	102,516
Milk/Dairy	-	-	-	-	1,036
Sheep	85,000	85,000	85,000	85,000	85,000
Land Reserves (4)	466,421	463,372	450,882	461,795	471,318
Own farmlands leased to third parties	25,908	23,655	16,100	9,603	7,733
Total (5)	882,349	888,885	867,399	852,792	860,709

(1) Includes 34.86% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 34.86% interest.

(2) Includes wheat, corn, sunflower, soybean, sorghum and others.

(3) Breeding and fattening.

(4) We use part of our land reserves to produce charcoal, rods and fence posts.

(5) Includes farms owned by Brasilagro since 2012.

Our Principal Business Activities

During the fiscal year ended June 30, 2021, we conducted our operations on 26 owned farms and 90 leased farms.

The following charts show, for fiscal year 2021, the surface area in operation for each line of business, as well as the hectares held as land reserves:

The following chart illustrates, for the fiscal year ended on June 30, 2021, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

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

Land Sales

During fiscal year 2021, our subsidiary BrasilAgro sold a fraction of 1,654 hectares of the “Jatobá” farm located in Jaborandi, State of Bahia, Brazil, for the sum of BRL 67.1 million. The field was valued on the books at BRL 2.8 million and the internal rate of return in dollars reached was 10.9%.

Also, in June 2021, CRESUD has signed a sale agreement with possession of a fraction of 2,440 hectares of its “San Pedro” farm, which includes 1,950 productive hectares of agricultural activity and its historic property. The farm is in the Department of Concepción del Uruguay, Entre Ríos province, and was acquired by CRESUD in 2005. After this operation, a remaining surface of approximately 3,580 hectares of the “San Pedro” farm is still owned by the Company. The total amount of the operation was set at USD 8.6 million, of which USD 6.5 million have already been collected to date. The remaining balance of approximately USD 2.1 million will be paid in 3 installments: USD 0.8 million will be charged at the time of signing the deed of the fraction corresponding to the historic property of the “San Pedro” farm, USD 0,7 million in December 2021 and USD 0.6 million in December 2022. Subsecuently, on October 8, 2021, BrasilAgro, informed that it has sold an area of 3,723 hectares (2,694 arable hectares) of Alto Taquari Farm, rural property located in the municipality of Alto Taquari - Mato Grosso state. The total amount of the sale is 1,100 soybean bags per arable hectare or BRL 589.0 million (~BRL 218,641/arable ha). For more information related to the sale of Alto Taquari see “Recent Developments-Sale of Alto Taquari (Brasilagro)”.

Land productivity potential

We believe that our agricultural lands have significant productivity potential and, through the implementation of best agricultural practices and application of our accumulated knowledge and experience, we are able to enhance the value of our agricultural lands.

As of June 30, 2021, we owned land reserves in the region extending over more than 358,107 hectares of own farmlands that were purchased at very attractive prices. In addition, we have a concession 106,132 hectares reserved for future development. Of the total of this area, we maintain a 298,635 hectares green lung. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term.

During this campaign, we added to our portfolio 11,331 productive hectares in the region: 2,221 hectares in Argentina, 2,313 hectares in Paraguay and 6,797 hectares in Brazil.

Newly Developed Area	2020/2021	2019/2020
	(hectares)
Argentina	2,221	5,774
Brazil	6,797	4,577
Paraguay	2,313	2,354
Total	11,331	12,705

Results

The following table shows this segment’s results for fiscal year 2021, compared to the preceding fiscal year:

				YoY var
	FY2021	FY2020	FY2019	2021 vs. 2020
	(in millions of ARS)%
Revenues	-	-	-	-
Costs	(36)	(38)	(36)	(5.3)
Gross Loss	(36)	(38)	(36)	(5.3)
Net result for changes in fair value of investment properties	5,510	1,172	-	370.1
Gain from disposition of farmlands	1,310	1,259	998	4.1
General and administrative expenses	(5)	(5)	(4)	-
Selling expenses	(1)	(2)	(2)	(50.0)
Other operating results, net	1,751	1,445	367	21.2
Profit from operations	8,529	3,831	1,323	122.6
Segment profit	8,529	3,831	1,323	122.6

Agricultural Production

Production

The following table shows, for the fiscal years indicated, our production volumes measured in tons:

Production Volume(1)	FY2021	FY2020	FY2019	FY2018
Corn	342,726	433,910	194,352	381,443
Soybean	399,954	359,055	355,670	225,916
Wheat	36,594	43,862	37,378	32,297
Sorghum	26,704	5,895	1,721	4,131
Sunflower	4,846	2,573	6,428	6,221
Cotton	8,781	3,519	1,586	-
Other	16,628	4,305	2,103	2,103
Total Crops (tons)	776,233	857,490	599,238	652,111
Sugarcane (tons)	2,364,535	2,360,965	1,999,335	924,776
Cattle herd	9,956	11,783	11,173	10,566
Milking cows	-	-	-	185
Cattle (tons)	9,956	11,783	11,173	10,751
Milk (liters)	-	-	-	3,891

(1) Includes Brasilagro, 50% of CRESCA, Acres del Sud, Ombú, Yatay and Yuchán. Agro-Uranga S.A. is not included.

Crops and Sugarcane

Our crop production is mainly based on crops and oilseeds and sugarcane. Our main crops include soybean, wheat, corn, and sunflower. Other crops, such as sorghum and peanut, are sown occasionally and represent only a small percentage of total sown land.

Below is the geographical distribution of our agricultural production for the last four fiscal years:

2021 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	233,900	99,441	7,127	2,258	342,726
Soybean	151,808	168,747	15,907	3,492	339,954
Wheat	36,594	-	-	-	36,594
Sorghum	26,232	292	180	0	26,704
Sunflower	4,846	-	-	-	4,846
Cotton	-	8,781	-	-	8,781
Other	4,120	7,207	-	5,301	16,628
Total Crops and Other	457,500	284,468	23,215	11,051	776,233
Sugarcane	-	2,196,119	168,416	-	2,364,535

2020 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	334,821	89,900	4,264	4,925	433,910
Soybean	179,023	157,949	19,608	2,475	359,055
Wheat	43,862	-	-	-	43,862
Bean	-	4,371	-	-	4,371
Sorghum	5,895	-	-	-	5,895
Sunflower	2,573	-	-	-	2,573
Cotton	-	3,519	-	-	3,519
Other	4,133	172	-	-	4,305
Total Crops and Other	570,307	255,911	23,872	7,400	857,490
Sugarcane	-	2,217,714	143,251	-	2,360,965

2019 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	157,079	29,903	6,143	1,227	194,352
Soybean	177,503	138,506	21,174	18,486	355,670
Wheat	37,378	-	-	-	37,378
Sorghum	1,364	-	357	-	1,721
Sunflower	6,428	-	-	-	6,428
Cotton	-	1,586	-	-	1,586
Other	2,103	-	-	-	2,103
Total Crops and Other	381,855	169,995	27,675	19,713	599,238
Sugarcane	-	1,932,235	67,100	-	1,999,335

Sales

Below is the total volume sold broken down into geographical areas, measured in tons:

Volume of Sales(3)	FY2021			FY2020			FY2019			FY2018
	D.M. (1)	F.M. (2)	Total	D.M. (1)	F.M. (2)	Total	D.M. (1)	F.M. (2)	Total	D.M. (1)	F.M. (2)	Total
Corn	286.6	70.0	356.6	325.4	64.1	389.5	191.4	0.2	191.6	290.7	6.0	296.7
Soybean	229.3	56.1	285.4	308.8	110.2	419.0	166.4	101.9	268.3	172.0	23.4	195.4
Wheat	31.6	3.1	34.7	43.8	-	43.8	40.5	-	40.5	44.6	-	44.6
Sorghum	3.4	-	3.4	0.8	-	0.8	0.4	-	0.4	1.1	-	1.1
Sunflower	4.7	-	4.7	9.3	-	9.3	2.4	-	2.4	4.6	-	4.6
Cotton	7.2	-	7.2	2.4	2.1	4.5	-	-	-	-	-	-
Other	6.4	1.0	7.4	5.0	-	5.0	1.2	-	1.2	1.6	-	1.6
Total Crops (tons)	569.2	130.2	699.4	696.9	176.4	873.3	402.3	102.1	504.4	514.6	29.4	544.0
Sugarcane (tons)	2,169.9	-	2,169.9	2,226.2	-	2,226.2	1,965.4	-	1,965.4	1,723.0	-	1,723.0

(1) Domestic Market.

(2) Foreign Market.

(3) Includes Brasilagro, 50% of CRESCA, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Production Volume (1)	FY2021	FY2020	FY2019	FY2018
Cattle herd (tons)	9,956	11,783	11,173	10,566
Milking cows	-	-	-	185
Cattle (tons)	9,956	11,783	11,173	10,751
Milk (th. of liters) (2)	-	-	-	3,891

(1) Includes Carnes Pampeanas. The meatpacking facilities have been sold on IIIQ 2021.

(2) Milk was discontinued on IIQ 2018.

The following table shows the sown surface area assigned to crop production, classified into own, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	2021(1)0(1)	2020(1)0(1)	2019(1)	2018(1)
Own	109,576	105,799	94,062	102,448
Under lease	130,940	138,867	135,955	72,688
Under concession	22,771	26,409	18,638	24,244
Leased to third parties	24,133	13,837	14,325	9,533
Total	287,420	284,912	262,980	208,913

(1) Includes double crops, all farms in Argentina, Bolivia, Paraguay and Brazil, and Agro-Uranga (Associated - 34.86%).

	Season
Stock	2021	2020	Variation
	(in tons)%
Corn	92,564	60,294	53.5
Soybean	135,177	108,171	25.0
Sunflower	266	87	205.7
Sorghum	20,354	527	3,762.2
Wheat	2,074	1,076	92.8
Sugarcane	-	5,865	(100.0)
Cotton	1,964	1,130	73.8
Other	4,924	1,230	30.8
Total	257,323	180,915	42.2

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

Agro-Uranga S.A.

During this fiscal year, we sold approximately 0.9% of our stake in AgroUranga S.A. (“AgroUranga”), an agricultural company with productive fields in the core area of Argentina. As of June 30, 2021, our holding in Agrouranga was 34.86%.

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

During fiscal year 2021, we leased to third parties a total of 90 fields, covering 122,280 hectares, including 50,747 hectares in Brazil. Out of the total leased area 107,013 hectares were assigned to agricultural production including double crops, and 12,635 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of sharecropping agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2021	2020	2019	2018
Crops (1)	107,013	111,001	117,397	66,333
Cattle	12,635	12,635	14,135	12,635

(1) Includes BrasilAgro.

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2021 for Crops and Sugarcane activities, compared to the preceding fiscal year:

Crops

	FY 2021	FY 2020	FY 2019	YoY var 2021 vs. 2020
	(in millions of ARS )%
Revenues	15,346	17,215	10,477	(10.9)
Costs	(16,343)	(14,702)	(9,254)	11.2
Initial recognition and changes in the fair value of biological assets and agricultural produce	10,919	1,768	2,254	517.6
Changes in the net realizable value of agricultural produce	(592)	986	(65)	-
Gross profit	9,330	5,267	3,412	77.1
General and administrative expenses	(848)	(834)	(721)	1.7
Selling expenses	(1,940)	(2,333)	(1,294)	(16.8)
Other operating results, net	(3,735)	670	655	(657.5)
Profit from operations	2,807	2,770	2,052	1.3
Share of profit of associates and joint ventures	60	80	86	(25.0)
Activity profit	2,867	2,850	2,138	0.6

Sugarcane

	FY 2021	FY 2020	FY 2019	YoY var 2021 vs. 2020
	(in millions of ARS )%
Revenues	5,249	4,772	3,982	10.0
Costs	(4,560)	(4,495)	(3,471)	1.4
Initial recognition and changes in the fair value of biological assets and agricultural produce	2,645	1,867	829	41.7
Gross profit	3,334	2,144	1,340	55.5
General and administrative expenses	(285)	(377)	(444)	(24.4)
Selling expenses	(181)	(170)	(107)	6.5
Other operating results, net	(237)	9	(11)	(2,733.3)
Profit from operations	2,631	1,606	778	63.8
Activity profit	2,631	1,606	778	63.8

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June 2021, our cattle aggregated 74,923 heads, and we had a total surface area of 80,835 hectares of own and leased lands devoted to this business activity. In addition, we have leased to third parties 1,775 hectares assigned to these activities.

During the fiscal year ended June 30, 2021, our production was 9,956 tons, a 15.5% year-on-year increase. The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	2021	2020	2019	2018	2017
Cattle production(1)	9,956	11,783	11,173	10,751	8,061

(1) Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of cattle owned by us.

Our cattle breeding activities are carried out with breeding cows and bulls and our fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle are directly submitted to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380-430 kg and 280-295 kg, respectively, depending on the breed.

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

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of heads of cattle for each activity:

	2021	2020	2019
Breeding stock	58,086	63,073	85,118
Winter grazing stock	4,972	10,539	13,993
Total Stock (heads)	63,058	73,612	99,111

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

Results

The following table shows this activity’s results for fiscal year 2021, compared to the preceding fiscal years:

	FY 2021	FY 2020	FY 2019	YoY var 2021 vs. 2020
	(In millions of ARS)%
Revenues	2,844	2,800	1,230	1.6
Costs	(2,370)	(2,433)	(1,088)	(2.6)
Initial recognition and changes in the fair value of biological assets and agricultural produce	714	290	(34)	146.2
Changes in the net realizable value of agricultural produce after harvest	2	-		-
Gross profit / (loss)	1,190	657	108	81.1
General and administrative expenses	(165)	(139)	(159)	18.7
Selling expenses	(163)	(173)	(101)	(5.8)
Other operating results, net	(84)	2	(2)	-
Profit/(loss) from operations	778	347	(154)	124.2
Activity profit/(loss)	778	347	(154)	124.2

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

In addition, in this segment we include the irrigation service we provide to our own farms leased to third parties.

Results

The following table shows this activity’s results for fiscal year 2021, compared to the preceding fiscal years:

	FY 2021	FY 2020	FY 2019	YoY var 2021 vs. 2020
	(in millions of ARS )%
Revenues	929	1,023	981	-9.2%
Costs	-242	-412	(404)	-41.3%
Gross profit	687	611	577	12.4%
General and administrative expenses	-74	-95	(127)	-22.1%
Selling expenses	-54	-51	(43)	5.9%
Other operating results, net	-35	2	(4)	-
Profit from operations	524	467	403	12.2%
Activity profit	524	467	403	12.2%

Other segments

We include within “Others” the results coming from our investment in FyO. In February 2021, the Company sold all its participation in Sociedad Anónima Carnes Pampeanas S.A., owner of the Carnes Pampeanas meat processing plant in the province of La Pampa, Argentina.

Results

The following table shows this activity’s results for fiscal year 2021, compared to preceding fiscal year:

	FY 2021	FY 2020	FY 2019	YoY var 2021 vs. 2020
	(in millions of ARS )%
Revenues	5,398	4,274	3,299	26.3
Costs	(3,724)	(2,936)	(1,984)	26.8
Gross profit	1,674	1,338	1,315	25.1
General and administrative expenses	(360)	(177)	(170)	103.4
Selling expenses	(403)	(329)	(337)	22.5
Other operating results, net	131	251	174	(47.8)
Profit from operations	1,042	1,083	982	(3.8)
Profit from associates	(118)	106	(69)	(211.3)
Segment Profit	924	1,189	913	(22.3)

Corporate

This segment includes, principally, the corporative expenses related to the agricultural business.

Results

The following table shows the “Corporate” segment’s results for fiscal year 2021, compared to preceding fiscal years:

	FY2021	FY2020	FY2019	YoY var 2021 vs. 2020
	(in millions of ARS )%
General and administrative expenses	(439)	(254)	(401)	72.8
Loss from operations	(439)	(24)	(401)	72.8
Segment loss	(439)	(254)	(401)	72.8

Futuros y Opciones.Com S.A. (FyO)

Futuros y Opciones.com’s main business is crop trading (crop brokerage, futures and options, consulting and logistic and financial services) and sale and distribution of own inputs and providing comprehensive services to its clients related to:

-	Grain brokerage, giving the possibility of offering different business alternatives.

-

Futures and options, with specialized advisers who generate the best hedging strategies for clients, offering different investment alternatives, advising on price risk management, and seeking opportunities by arbitrating different positions, products and markets.

-	Financial services, offering its clients the possibility of accessing the most varied sources of financing and placement of funds that are available in the capital markets.

-	Sale of inputs, both own and distribution of third-party products.

-	Consulting and logistics services

Regarding the crop trading (brokerage-consignment) and inputs, such as agrochemicals and fertilizers, income grew compared to the previous year due to the increase in the volume invoiced and the increase in prices in dollars of agricultural products.

Net financial income decreased mainly due to the increase in external financing and the decrease in the placement of funds in financial assets. During this fiscal year, the Company opted to increase external financing through tools such as short-term sureties and bank overdrafts.

Among the objectives for next fiscal year, it should be noted that it is expected to continue growing in the commercialization and trading of grains, differentiating ourselves in the services provided to customers and continuing with the digital transformation of the company. In Supplies, the objectives are to increase sales, improve margins, incorporate biological and organic inputs into the product range and continue with the regionalization of the business in Brazil, Paraguay, Chile, and Bolivia.

Additionally, it is expected during the next fiscal year to explore the business of sale of specialties for export purposes.

Also, on October 22, 2021, FYO issued its first bond in the local market for an amount of USD 12.3 million. The note is dollar denominated and payable in pesos at the applicable exchange rate, with an annual fixed rate of 0%, and maturity on October 22, 2023. The issue price was 100.0% of the nominal value.

AGROFY S.A.U.

Agrofy S.A.U. continued to position itself in 2021 as the leading online platform for agriculture in Argentina, Brazil, Colombia and Uruguay, doubling the flow of annual visits and contacts per month when compared to the previous year. During this fiscal year, officially launched its exclusive online payment platform for agriculture, AgrofyPay, offering agricultural producers a 360 solution for their online transactions.

CRESUD reduced its stake to 20.74% and Capria became a shareholder with 1.6% of the capital stock. In the next months, a new round will be closing that will help the marketplace grow at a regional level.

Farmland Portfolio

As of June 30, 2021, we owned, together with our subsidiaries, 26 farms, with a total surface area of 625,629 hectares.

The following table sets forth our farm portfolio as of June 30, 2021:

Use of farms owned and under concession as of June 30, 2021
	Locality	Province	Date of	Surface	Main Business
Acquisition	Area (has)	(has)	(has)	(has)	(Head)	Cattle	Sheep	Agriculture	Cattle(2)
El Recreo	Recreo	Catamarca	May ‘95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May ‘95	239,639	Cattle/ Agriculture/ Natural woodlands	37,491		15,168	28,379
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,396	Agriculture			988
Las Playas (1)	Idiazabal	Cordoba	May ‘97	1,497	Agriculture			1,090
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation			5,028
La Suiza	Villa Angela	Chaco	Jun ‘98	26,371	Agriculture/ Cattle	17,419		2,175	11,295
El Tigre	Trenel	La Pampa	Apr ‘03	8,360	Agriculture	240		6,662	1,549
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	3,582	Agriculture			1,967
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	101
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,566	Agriculture			4,367
San Rafael	Santa Cruz	Bolivia	Nov ‘08	2,969	Agriculture			2,824
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,340	Agriculture			1,666
Marangatu/Udra	Mariscal Estigarribia	Paraguay	Feb ‘09	59,585	Agriculture/ Natural woodlands	2,487		11,338	4,262
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	674	Natural woodlands
Establecimiento Mendoza	Finca Lavalle	Mendoza	Nov’03	9	Natural woodlands

Jatoba	Jaborandi/BA	Brazil		13,277	Agriculture	2,813
Alto Taquari (3)	Alto Taquari/MT	Brazil		5,103	Agriculture			3,206
Araucaria	Mineiros/GO	Brazil		5,534	Agriculture			3,942
Chaparral	Correntina/BA	Brazil		37,182	Agriculture			16,556
Nova Buriti	Januária/MG	Brazil		24,212	Forestry
Preferência	Barreiras/BA	Brazil		17,799	Agriculture / Natural woodlands	7,148			10,455
São José	São Raimundo das Mangabeiras/MA	Brazil		17,566	Agriculture			9,692
Arrojadinho	Jaborandi/BA	Brazil		16,642	Agriculture			3,996	3
Rio do Meio	Correntina/BA	Brazil		12,288	Agriculture			1,664
Serra Grande	Baixa Grande do Ribeiro/PI	Brazil		4,489	Agriculture			62
Subtotal Owned				625,629		67,699	85,000	92,391	55,943
Agropecuaria Anta SA	Las Lajitas	Salta		132,000		3,097		22,771	4,844
Subtotal Under Concession				132,000		3,097		22,771	4,844
Total				757,629		70,796	85,000	115,162	60,787

(1) Hectares in proportion to our 34.86% interest in Agro-Uranga S.A.

(2) Does not include sheep or cattle in sold or rented fields.

(3) On October 8, 2021, BrasilAgro, informed that it has sold an area of 3,723 hectares (2,694 arable hectares). For more information about exchange controls see, “Recent Developments-Sale of Alto Taquari (Brasilagro)”.

Additional information about our Farmlands

Argentina

El Recreo

“El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

Los Pozos

“Los Pozos” farm located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as soybean, sorghum and corn, among others. For the fiscal year ended June 30, 2021, we used 15,168 hectares in agricultural production. As of June 30, 2021, there were 33,223 heads of cattle in this farm.

San Nicolás

“San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2021, 5,130 hectares were planted for agricultural production, including double crops. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

“Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. It is located in the Province of Córdoba, and it is used for agricultural purposes. As of June 30, 2021, the farm had a sown surface area, including double crops, of 6,390 hectares for crop production.

La Gramilla and Santa Bárbara

These farms have a surface area of 7,072 hectares in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high-quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2020/2021 crop season, a total of 5,941 hectares were sown. We leased, in turn, 8 hectares to third parties. The remaining hectares are kept as land reserves.

La Suiza

“La Suiza” farm has, at the end of the fiscal year, a surface area of 26,371 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2021, “La Suiza” had a stock of approximately 11,295 heads of cattle. During the 2020/21 season, we used 2,175 hectares for agricultural production.

El Tigre

“El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,360 hectares. It is located in Trenel in the Province of La Pampa. As of June 30, 2021, 8,463 hectares were assigned to crop production, including double crops.

San Pedro

“San Pedro” farm was purchased on September 1, 2005. It has a surface area of 3,582 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2020/2021 crop season, 4,729 hectares were used for agricultural production, including double crops.

In June 2021, CRESUD has signed a sale agreement with possession of a fraction of 2,440 hectares of its “San Pedro” farm, which includes 1,950 productive hectares of agricultural activity and its historic property. The total amount of the operation was set at USD 8.6 million, of which USD 6.5 million have already been collected to date. The remaining balance of approximately USD 2.1 million will be paid in 3 installments: USD 0.8 million will be charged at the time of signing the deed of the fraction corresponding to the historic property of the “San Pedro” farm, USD 0,7 million in December 2021 and USD 0.6 million in December 2022.

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

Finca Mendoza

On March 2, 2011, the Company purchased, jointly with Zander Express S.A., a rural property composed of thirteen plots of land located in the District of Perdriel, Luján de Cuyo Department, in the Province of Mendoza. As a result of this acquisition, Cresud has become owner of a 40% undivided estate in all and each of the properties, while Zander Express S.A. holds the remaining 60%. The total agreed price for this transaction was USD 4 million; therefore, the amount of USD 1.6 million was payable by Cresud.

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

Brazil (through our subsidiary Brasilagro)

Jatobá

Jatobá is a farm in the northeastern region of Brazil, with a total surface area of 13,277 hectares. Jatobá was acquired in March 2007 for BRL 33 million. We consider that this farm is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia. During the 2020/2021 season, 2,813 hectares were used for cattle production.

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

During fiscal year 2021, Brasilagro sold a fraction of 1,654 hectares of the “Jatobá” farm located in Jaborandi, State of Bahia, Brazil, for the sum of BRL 67.1 million. The field was valued on the books at BRL 2.8 million and the internal rate of return in dollars reached was 10.9%.

Araucária

Araucária is a farm located in the municipal district of Mineiros, in the State of Goiás, and it has a total surface area of 5,534 hectares, 3,942 of which are used for agriculture. Araucaria was acquired in 2007 for BRL 70.4 million. Before we purchased it, Araucária had been used for crop planting. The farm was transformed, and at present it is planted with sugarcane.

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

On October 8, 2021, BrasilAgro, informed that it has sold an area of 3,723 hectares (2,694 arable hectares) of Alto Taquari Farm, rural property located in the municipality of Alto Taquari - Mato Grosso state. The total amount of the sale is 1,100 soybean bags per arable hectare or BRL 589.0 million (~BRL 218,641/arable ha). The delivery of possession of the areas and, consequently, the recognition of sales revenue, will be carried out in two stages. In October 2021 with 2,566 hectares (1,537 arable ha), in the amount of approximately BRL 336.0 million and September 2024 with 1,157 arable ha, in the amount of approximately BRL 253.0 million. Brasilagro will continue operating the areas until delivery it. The buyer made an initial payment of BRL 16.5 million. Later this year, there will be an additional payment of BRL 31.4 million and the remaining balance is indexed in soybean bags with annual payments and an average term of 3.9 years.

Considering this sale, we sell all the plateau areas of Alto Taquari Farm, leaving 1,308 hectares (809 arable ha) in the portfolio. The remaining area is adjacent to the areas already sold, but has different characteristics of soil and altitude and, even though it is not a plateau area, it is cultivated with sugarcane. For more information about exchange controls see, “Recent Developments-Sale of Alto Taquari (Brasilagro)”.

Chaparral

Chaparral is a 37,182-hectare farm, with 16,556 hectares used for agriculture. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007 for BRL 47.9 million.

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

Sao José

Located in São Raimundo das Mangabeiras, in the state of Maranhão. With a total area of 17,566 hectares, of which 7,148 are destined to agricultural activity. It was acquired for a value of BRL 100 million in February 2017.

Arrojadinho

Located in Jaborandi, in the state of Bahia. With a total area of 16,642 hectares, of which 3,996 were used for agricultural activities. It was acquired in January 2020.

Rio do Meio

Located in Correntina, in the state of Bahia. With a total area of 12,288 hectares, of which 1,664 are used for agricultural activities and 6,356 were leased to third parties. It was acquired in January 2020.

Serra Grande

Located in Baixa Grande do Ribeiro, in the state of Piauí. With a total area of 4,489 hectares, of which 62 are agricultural hectares. It was acquired in May 2020.

Paraguay (through our subsidiary Brasilagro)

Marangatú / Udra

We own, through BrasilAgro, the “Marangatú/UDRA” farms, located in Mariscal José Félix Estigarribia, Department of Boquerón, Paraguayan Chaco, Republic of Paraguay, totaling 59,585 hectares, out of which 11,338 hectares have been allocated to agricultural production, 2,487 hectares to cattle production and 1,035 hectares were leased to thir parties.

Bolivia (through our subsidiary Brasilagro since fiscal year 2021)

In February 2021, the company sold 100% of the shares of its indirectly controlled subsidiaries, Agropecuaria Acres del Sud S.A., Ombu Agropecuaria S.A, Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A. owners of approximately 9,900 agricultural hectares in the core zone from Bolivia to Brasilagro for the approximate sum of USD 31 million.

Las Londras

On January 22, 2009, the bill of purchase for “Las Londras” farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2020/2021 crop season, it was used for agricultural production.

San Rafael

On November 19, 2008, the bill of purchase for “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for used for agricultural production during the 2020/2021 crop season.

La Primavera

On June 7, 2011, we acquired “La Primavera” farm, with a surface area of approximately 2,340 hectares. During the 2020/2021 season, this farm was used for agricultural production.

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

Customers

For the fiscal year 2021, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 300 customers. Sales to our ten largest customers represented approximately 45% to 50% of our net sales. Some of these customers included Cargill, FASA, Bunge Alimentos S.A. and GLENCORE. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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

Regulation and Governmental Supervision of our Agricultural Business

Argentina

Farming and Animal Husbandry Agreements

According to Law No. 13,246, and subsequent, all lease agreements related to rural properties and land are required to have a minimum duration of 3 years, except in the case of those designated as “accidental agreements” pursuant to Section 39, subsection a), Law No. 13,246. Upon death of the tenant farmer, the agreement may continue with his successors. Upon misuse of the land by the tenant farmer or default in payment of the rent, the land owner may initiate an eviction proceeding.

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

Argentine law establishes that the transportation of cattle must be done with the respective certificate that specifies the relevant information about the cattle. The required information for the certificate is established by the different provincial regulations, the inter-provinces treaties and the regulations issued by the SENASA.

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

On November 6, 2002, the Argentine Congress passed Law No. 25,675. This law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and sets environmental policy goals. Moreover, Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, the Law sets forth the duties and obligations that will be triggered by any damage to the environment and imposes the obligation to restore it to its former condition or, if that is not technically feasible, to pay a compensation in lieu thereof. The Law also fosters environmental education and provides for certain minimum obligations to be fulfilled by natural and artificial persons.

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

Argentine law imposes certain restrictions on property owners, including:

•	a prohibition to include price indexation clauses based on inflation increases in lease agreements; and

•	a three-year minimum lease term is established for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where they are entered into for a specific purpose expressly stated in the agreement that is usually fulfilled within an agreed shorter term.

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

Sales and Ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the new Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to built units or units to be built under this regime, the owner is required to purchase insurance in favor of prospective purchasers against the risk of frustration of the operation pursuant to the agreement for any reason. A breach of this obligation prevents the owner from exercising any right against the purchaser - such as demanding payment of any outstanding installments due - unless he/she fully complies with his/her obligations, but does not prevent the purchaser from exercising its rights against seller.

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

On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress -Law No. 26,993-. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC) and the Consumer Relationship Audit, and a number of courts assigned to resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount so claimed should not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The administrative system known as Preliminary Conciliation Service for Consumer Relationships (COPREC) is currently in full force and effect. However, the court system (fuero judicial nacional de consumo) is not in force yet, therefore, any court claims should be currently filed with the existing applicable courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system referred to above, without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law

Law No. 27,442, as amended, or the “Antitrust Law,” prevents collusive practices by market participants and requires administrative approval for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar transactions by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business in Argentina of the companies concerned exceeds 100 million mobile units (equivalent to ARS 5,529,000,000), the respective concentration must be submitted for approval to the CNDC. The request for approval may be filed, either prior to the transaction or the implementing of the control take.

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

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets subject to acquisition or disposition do not exceed 20 million mobile units each do not require approval (representing ARS1,105,000,800). When the amount of the transactions consummated in the preceding 12 months exceeds in aggregate 20 million mobile units or 60 million mobile units in the preceding 36 months (representing ARS 3,317,400,000), these transactions require CNDC approval.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS 1,105,000,800, we are required to notice to the CNDC of any concentration provided for by the Antitrust Law; provided that no exception to the notice requirement under the Antitrust Law is applicable.

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

In the City of Buenos Aires (federal district) the stamp tax rate applicable to the transfer by public deed of real property is 3.6% and 2% in the Province of Buenos Aires. The purchase and sale of real property through public deed, however, is not taxable in the province and the City of Buenos Aires -up to a certain value of the property- if the real estate is used for permanent dwelling purposes, and provided that it is the only property owned by the purchaser.

Environmental, Social and Corporate Governance

We are an integral part of the communities in which our business units are based. It is our objective to articulate the interests of our businesses with the agenda of these communities, collaborating with the generation of economic, social and environmental value. Based on this orientation, our Corporate Social Responsibility (CSR) strategy is based on making our business units the scene of actions that fall within the Sustainable Development Goals (SDGs) defined by the United Nations. Some of these SDGS are Inequality Reduction; Gender Equality; Water Care; Responsible Production and Consumption; Waste; Partnership for the Goals; Quality Education; Value Chain; Sustainable Cities and Communities; Good Health & Well- Being; Environmental Care; Climate Action and Volunteering.

The agricultural activity that we develop allows us to interact with communities throughout the national territory since we have fields from Salta to Santa Cruz. We live daily with nature and the social challenges that each region offers us. We listen to the communities and give particular answers to each one to be able to accompany them in their development.

We work with schools, community centers and NGOs throughout Argentina. In the eight rural schools located in Salta, Santa Fe and Chaco, we focus our Social Responsibility programs taking education, health and care of the environment as pillars, while we have made building improvements. In our establishment “Los Pozos”, located in the north of Argentina and where we have six rural schools, many students are already studying and graduating from secondary school remotely through satellite internet and we plan to improve the educational level by working together with civil organizations.

We promote transformations that stimulate economic activity in the territory, hand in hand with access to social, health and educational services, as well as to housing and better infrastructure, including technology in communications. Our view of development goes beyond business profitability and adds aspects associated with quality of life, in its broadest sense. The company contributes with its own role, but also aims to be an actor in innovation, social cohesion and the construction of possibilities.

Our transcendent vision of human action demands that role, and for these purposes we feel as actors and learners of a model always on the way to perfection.

Actions during the COVID19 emergency

From the Group we carry out different actions in the face of the pandemic to collaborate in the face of the emergency in the country. The commitment as a company is to work to improve the communities in which we are present and in the face of an event such as the one that occurred, it was important to act quickly and determinedly.

From the first moment we made ourselves available to collaborate from our place. We join in communicating the prevention and hygiene measures in our offices and internal communication spaces for employees, as well as from our social networks to the entire public of our shopping centers. At the same time, we join different initiatives of both donation and corporate volunteering.

Environmental Management

Environmental management is a commitment assumed by CRESUD, which is declared through its Environmental Policy and manifests itself in everyday management.

-	We are committed to the environment.

-	We innovate in the use of the best practices for the development of our activities.

-

We work to achieve balance in the efficient use of resources and a growing production. We care about the relationship with our people and the neighbors of the communities where we choose to work, of which we are part.

-	We plan for the long term, seeking to develop in a sustainable way so that our environment can also be enjoyed by future generations.

-	We work towards continuous improvement and the compliance with current legislation and regulations, including those to which we voluntarily subscribe.

-	We are part of a process of cultural change, which we share and extend to the people with whom we interact.

Environmental certifications

We plan for the long term, seeking to develop in a sustainable way so that our Environment can also be enjoyed by future generations. We work towards continuous improvement, environmental protection and compliance with current legislation and regulations, including that to which we voluntarily subscribe.

We implement an Environmental Management System (EMS) that serves as a tool for proper management in each establishment, with objectives of improvement and environmental protection. We have a specialized internal team to carry out annual audits detecting deficiencies and work on their improvement.

An example is the farm Agroriego in the province of San Luis, which for ten years has been consecutively certified by the Environmental Management Standard ISO 14001-2015. The ISO 14.130 standard for the implementation of “Good Practices for Agricultural Work” was also achieved in joint work with its contractors.

Sirve como ejemplo el Campo de Agroriego en la provincia de San Luis que desde hace diez años lleva certificado en forma consecutiva la Norma de Gestión Ambiental ISO 14001-2015. The ISO 14,130 standard for the implementation of “Good Practices for Agricultural Work” was also achieved in joint work with its contractors.

Technological Innovation

We know that investment in new technologies contributes not only to production efficiency but also to the development of a sustainable and efficient activity in the use of resources:

•	Strive to implement good agricultural practices such as crop rotation, direct sowing, integrated pest management.

•	We use the inputs efficiently to ensure maximum return with minimal environmental impact. For this we use tools like targeted agrochemical applications and the variable sowing adjusting the quantity of seeds and fertilizers.

•	By flying unmanned aircraft with remote sensors, we monitor crops and obtain vegetation indices, for a better agronomic diagnosis.

•	Using satellite images, soil maps and precipitation maps, we define the capacity of soil use and carry out activities according to their fitness, whether they are livestock or agricultural. Soil analysis is carried out every year in order to evaluate, what is the condition of them and if necessary, make any correction depending on the crop to be planted. We’re working with INTA, in defining an indicator that can serve us to monitor the state of our soils and their evolution.

•	We increase every year the area of “cover crops”. They are crops that are planted with the aim of improving the soil fertility and water quality, control weeds and pests, and increase biodiversity in agroecological production systems (Lu et al, 2000). With this system, we reduce the use of fertilizers and plant protection products and make more rational and efficient the use of water, whether rain or irrigation.

•	We also work on the integrated control of pests and weeds carrying out constant monitoring and applications, in the case of weeds using WeedSeeker technology, which applies products Phytosanitary only where weeds are found. Thus, we reduce the unnecessary use of chemical products by protecting the soil, water, flora and local fauna.

•	Much of the planting area is done using technology of variable sowing determining what are the potentials of each environment within each lot in order to improve the use of inputs and make an optimal distribution of them, either for seeds or fertilizers. In some cases, the “Precision Planting” system is used, to improve planting quality.

•	We carry out quality controls in all our work, planting, harvest, sprays, fertilizations, etc. In addition, we make checks of each of our machines, before and during the works, to have the best quality in all our work.

•	In irrigation, the soil moisture is permanently monitored, the forecasts and satellite images, to use the least amount possible of water. We have underground drip irrigation that increases the efficiency of the system avoiding losses of the resource due to evapotranspiration. Nappa water is also monitored to control that there are no agrochemical residues.

•	All the fields have meteorological stations for monitoring of time and the possibility of making productive decisions.

•	Monitoring of natural resources is carried out through measurements of energy consumption, water, flora and fauna, quality of productive and reserve soils.

IRSA Foundation

IRSA Foundation was created in 1996 with the purpose of supporting and generating actions that promote the development of people so that they can face their needs and expectations autonomously. With this objective, it develops its own programs and projects in the community that stimulate them to achieve a full life. It strengthens civil society organizations because it relies on joint and network work that enhances individualities and sustainable links.

Since 2014, Fundación IRSA has invested in improving hospital equipment and providing state-of-the-art devices and health supplies to hospitals and health centers in our country. Also during 6 years it has promoted the training and education of young professionals who make up the Argentine health care system, with a special focus on early childhood nutrition and nursing.

Within the framework of the health and economic impact of COVID-19, Fundación IRSA strengthened the social strengthening actions that it had been implementing since 2016. With the aim of helping the most vulnerable populations have a healthy diet, it allocated significant economic resources to more 20 community kitchens to supplement the monthly feeding of children and young people with fruits, vegetables, meats and dairy products and to provide themselves with cleaning and personal hygiene items.

The MultipliDAR program continued through which all employees of the Group’s companies are offered the possibility of multiplying their personal donations to civil society organizations in their referential world to strengthen their solidarity initiative. Through the MultipliDAR program, the amount that the collaborator has previously donated to the entity is equalized, doubled and tripled.

The Foundation supports initiatives that enhance the interaction between education and culture for the growth of society. It seeks educational innovation through comprehensive access to technology with new ways of learning and more active teaching strategies. Together with other social organizations, it works for the recognition of the value that exists in identity and respect for diversity.

With an attentive look at current needs and recurring problems, Fundación IRSA has decided in 2020 to accompany “Red por la Infancia” in its process of creating the “Observatory on First Practices for Addressing Child Abuse”. In its first stage, it is proposed to gather evidence to contribute to the construction of a diagnosis of the situation and identify the degree of normative development, the pending challenges at the legislative level, the degree of progress in public policies and in the administration of justice in child protection against violence.

IRSA, under the integral coordination of the Foundation, continued its work as an investor in the First Bond of Social Impact of Argentina in which the State and the companies worked together aiming at generating employment conditions for extremely vulnerable youth through a new methodology of payment for results. In a complex context due to the pandemic, the program managed to train 880 young people in the Autonomous City of Buenos Aires and 287 of them to enter the labor market. Next year ends this first experience in Argentina, key for the development of future Bonds focused on different social problems, providing relevant data and information that will open the way to develop a more efficient Public Policy based on the local evidence generated.

During the last fiscal year 2020-2021, Fundación IRSA worked with 78 civil society organizations, making a direct social investment of ARS 126,955,959.

Puerta 18 Foundation

The Puerta 18 Foundation is a free space for artistic and technological creation for young people from 13 to 24 years old. Through a non-formal education proposal, it encourages the development of skills, vocations, and talents in young people through the multiple resources offered by technology.

Throughout its 13 years, more than 5,000 young people were trained for free and today there are more than 200 who have been inserted into work in areas related to their training in the institution.

Our view is based on placing the young person at the center of the proposal, which revolves around their interests and needs, and where educators act as facilitators using technology as a tool. Some of the disciplines we work with are: Graphic Design, Photography, UX, Programming, Comprehensive Video Production, 3D Modeling and Animation, Videogames, Robotics, among others.

Abasto Children’s Museum Foundation

The Abasto Children’s Museum Foundation is an interactive museum that recreates the spaces of a city where children can play to be a doctor, cameraman, captain, sailor, banker, cook, broadcaster, journalist, nurse, actress, mom and dad, and many other things.

The Museum proposes an enriching and alternative mitin space that integrates play, movement, perception, understanding and expression, encouraging curiosity, interest in knowing and imagination from a transforming perspective.

Based on the Declaration of the Rights of the Child, it has been designed to encourage each child to develop their own potentials: “learning by doing” and “playing and having fun learning” are fundamental concepts for us.

The Museum is dedicated to boys up to 12 years old, to their families, educators and through all of them to the community. And for the little ones, up to 3 years old, it has two soft rooms specially built to stimulate their activity.

In addition, it has an Exhibition Hall and an Auditorium where shows, film screenings, conferences, book presentations and various events take place.

Urban Properties and Investments Business (through our subsidiary IRSA)

As of June 30, 2021, our investment in IRSA’s common shares amounts to 62.1%.

The following information corresponds to data of the segments extracted from our subsidiary IRSA’s Annual Report and Financial Statements as of June 30, 2021.

Overview

Shopping Malls

As of June 30, 2021, IRSA owned, through its subsidiary IRSA CP, a majority interest in and operated, a portfolio of 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

The shopping malls IRSA operate comprise a total of 334,826 square meters of GLA (excluding certain spaces occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping malls, as reported by retailers, were ARS 75,795 million for fiscal year 2021 and ARS 105,043 million for fiscal year 2020, a decrease of 27.8% in real terms compared to the previous fiscal year (+8.3% in nominal terms). The tenants’ sales of our shopping malls are relevant to our income and profitability because they are one of the factors that determine the amount of rent that we can collect from them. They also affect the overall occupancy costs of tenants as a percentage of their sales.

The following table shows certain information about IRSA, through its subsidiary IRSA CP’s shopping malls as of June 30, 2021:

Shopping malls	Date of acquisition/ development	Location	GLA (sqm) (1)	Number of stores	Occupancy rate (%) (2)	IRSA CP ownership interest (%) (3)	Rental revenue (in millions of ARS)
Alto Palermo	Dec‑97	City of Buenos Aires	20,045	132	98.4	100.0	790
Abasto Shopping (4)	Nov‑99	City of Buenos Aires	36,796	162	99.7	100.0	567
Alto Avellaneda	Dec‑97	Buenos Aires Province	39,838	126	64.8	100.0	461
Alcorta Shopping	Jun‑97	City of Buenos Aires	15,812	112	90.6	100.0	483
Patio Bullrich	Oct‑98	City of Buenos Aires	11,396	89	87.8	100.0	211
Dot Baires Shopping	May‑09	City of Buenos Aires	47,493	164	80.7	80.0	445
Soleil Premium Outlet	Jul‑10	Buenos Aires Province	15,158	78	90.3	100.0	248
Distrito Arcos	Dec‑14	City of Buenos Aires	14,335	65	100.0	90.0	415
Alto Noa Shopping	Mar‑95	City of Salta	19,314	84	98.1	100.0	241
Alto Rosario Shopping (4)	Nov‑04	City of Rosario	33,731	138	95.4	100.0	735
Mendoza Plaza Shopping	Dec‑94	City of Mendoza	43,312	129	97.3	100.0	386
Córdoba Shopping	Dec‑06	Córdoba	15,361	104	91.4	100.0	235
La Ribera Shopping	Aug‑11	City of Santa Fé	10,530	70	96.2	50.0	32
Alto Comahue	Mar‑15	City of Neuquén	11,705	94	92.4	99.9	84
Patio Olmos (5)	Sep‑07	City of Córdoba	-	-	-	-	-
Total			334,826	1,547	89.9		5,333

(1) Corresponds to gross leasable area at each property. Excludes common areas and parking spaces.

(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.

(3) Company’s effective interest in each of its business units.

(4) Excludes Museo de los Niños which represents 3,732 square meters in Abasto

(5) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party and does not include the rental revenue of Patio Olmos, for more details see “Our Shopping Malls-Overview.”

Rental income

The following table sets forth total rental income for each of IRSA CP’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2021	2020	2019
	(in millions of ARS)
Alto Palermo	790	1,497	2,115
Abasto Shopping	567	1,283	1,971
Alto Avellaneda	461	902	1,416
Alcorta Shopping	483	799	1,040
Patio Bullrich.	211	462	606
Dot Baires Shopping	445	981	1,669
Soleil Premium Outlet	248	372	551
Distrito Arcos	415	690	949
Alto Noa Shopping	241	277	372
Alto Rosario Shopping	735	781	1,025
Mendoza Plaza Shopping	386	443	615
Córdoba Shopping Villa Cabrera	235	266	370
La Ribera Shopping (2)	32	88	131
Alto Comahue	84	566	629
Subtotal	5,333	9,407	13,459
Patio Olmos (3)	9	10	15
Reconciliation adjustments (4)	(21)	(502)	(646)
Total	5,321	8,915	12,828

(1) Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.

(2) Through our joint venture Nuevo Puerto Santa Fé S.A.

(3) IRSA CP own the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.

(4) Includes indirect incomes and eliminations between segments. In 2019, revenue from Buenos Aires Design are included. End of concession December 5, 2018.

The following table sets forth IRSA CP’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2021	2020	2019
	(in millions of ARS)
Base rent	2,461	4,699	7,180
Percentage rent	1,443	2,209	2,672
Total rent	3,904	6,908	9,852
Non-traditional advertising	110	277	334
Revenue from admission rights	788	1,356	1,578
Fees	135	157	177
Parking	37	445	711
Commissions	180	233	482
Other	179	31	325
Subtotal (1)	5,333	9,407	13,459
Patio Olmos	9	10	15
Adjustments and eliminations (2)	(21)	(502)	(646)
Total	5,321	8,915	12,828

(1)	Does not include Patio Olmos.
(2)	Includes indirect incomes and eliminations between segments. In 2019, revenue from Buenos Aires Design are included. End of concession December 5, 2018.

Tenant retail sales

For the 2021 fiscal year, our shopping mall tenants’ sales reached ARS 75,795 million, a decrease of 27.8% in real terms compared to the previous fiscal year (+8.3% in nominal terms).

Tenant sales at the shopping malls located in the City of Buenos Aires and Greater Buenos Aires recorded year-on-year decreases of 39.5% in real terms (+4.7% in nominal terms), up from ARS 71,799 million to ARS 43,309 million during fiscal year 2021, whereas shopping malls in the interior of Argentina decreased approximately 2.5% in real terms (+44.4% in nominal terms) in comparison with the previous fiscal year, from ARS 33,244 million to ARS 32,386 million during fiscal year 2021.

The following table sets forth the total retail sales of IRSA CP’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2021	2020	2019
	(in millions of ARS)

Alto Palermo	7,299	12,822	17,401
Abasto Shopping	6,354	13,039	18,455
Alto Avellaneda	5,288	11,521	16,551
Alcorta Shopping	5,546	7,645	9,816
Patio Bullrich	3,571	5,200	6,448
Buenos Aires Design (2)	-	-	844
Dot Baires Shopping	4,866	10,242	14,143
Soleil Premium Outlet	4,272	5,321	7,594
Distrito Arcos	6,213	6,009	6,986
Alto Noa Shopping	5,208	5,191	6,266
Alto Rosario Shopping	11,092	10,853	13,948
Mendoza Plaza Shopping	9,002	8,470	11,118
Córdoba Shopping Villa Cabrera	3,694	3,343	4,550
La Ribera Shopping (3)	1,368	2,215	3,255
Alto Comahue	2,022	3,172	4,470
Total	75,795	105,043	141,845

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

Total sales by type of business

The following table sets forth the retail sales of IRSA CP’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2021	2020	2019
	(in millions of ARS)
Department Store	1,839	5,594	7,677
Clothes and footwear	43,424	57,474	78,818
Entertainment	562	3,226	4,755
Home and decoration	2,273	2,146	3,150
Home Appliances	5,773	11,832	15,887
Restaurants	12,100	14,975	17,781
Miscellaneous	1,277	1,255	1,693
Services	8,547	8,541	12,084
Total	75,795	105,043	141,845

(1) Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of IRSA CP’s shopping malls expressed as a percentage of gross leasable area of each shopping mall for the fiscal years indicated:

	As of June 30,
	2021	2020	2019

Alto Palermo	98.4	91.9	99.1
Abasto Shopping	99.7	94.9	98.7
Alto Avellaneda	64.8	97.4	98.6
Alcorta Shopping	90.6	97.3	97.9
Patio Bullrich	87.8	91.4	93.5
Dot Baires Shopping	80.7	74.6	74.5
Soleil Premium Outlet	90.3	97.1	99.0
Distrito Arcos	100.0	93.8	99.4
Alto Noa Shopping	98.1	99.0	99.5
Alto Rosario Shopping	95.4	97.2	99.6
Mendoza Plaza Shopping	97.3	97.8	97.3
Córdoba Shopping Villa Cabrera	91.4	95.4	99.3
La Ribera Shopping	96.2	99.0	94.6
Alto Comahue	92.4	96.2	96.2
Total	89.9	93.2	94.7

Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2021	2020	2019
	(in ARS)
Alto Palermo	26,459	53,374	77,593
Abasto Shopping	10,357	24,293	37,828
Alto Avellaneda	7,213	17,390	29,044
Alcorta Shopping	23,278	34,192	45,934
Patio Bullrich	12,884	26,815	35,199
Dot Baires Shopping	4,642	13,482	19,990
Soleil Premium Outlet	13,020	19,078	29,686
Distrito Arcos	25,583	37,636	54,595
Alto Noa Shopping	10,641	12,231	16,328
Alto Rosario Shopping	17,627	18,054	24,675
Mendoza Plaza Shopping	7,520	8,306	11,840
Córdoba Shopping Villa Cabrera	12,857	13,605	19,631
La Ribera Shopping	2,184	6,794	10,235
Alto Comahue	5,113	46,012	44,410

(1) Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters. Does not include revenue from Patio Olmos. Fiscal year 2020 reflects the impact of closures of operations due to COVID-19. For more information, see “Item 5.A. Operating Results - The Ongoing COVID-19 Pandemic.

Lease expirations (1)(2)

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2021, assuming that none of our tenants excercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2021
Agreements’ Expiration	Number of agreements (1)	Square meters to expire	Due to expire (%)	Total lease payments (in millions of ARS) (3)	Agreements (%)
Vacant Stores	116	33,682	10.1	-	-
Expired in-force	441	80,503	24.0	923	29.2
As of June 30, 2022	387	49,952	14.9	863	27.3
As of June 30, 2023	262	43,834	13.1	582	18.4
As of June 30, 2024	202	32,465	9.7	327	10.4
As of June 30, 2025 and subsequent years.	139	94,390	28.2	464	14.7
Total (4)	1,431	301,144	100	3,159	100

(1) Includes vacant stores as of June 30, 2021. A lease may be associated with one or more stores.

(2) Does not reflect our ownership interest in each property.

(3) The amount expresses the annual base rent as of June 30, 2021 of agreements due to expire.

(4) Does not include unoccupied stores.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) account for approximately 15.5% of our gross leasable area as of June 30, 2021 and represent approximately 17.2% of the annual basic rent for the fiscal year ending on that date.

The following table describes IRSA CP’s portfolio of five largest tenants:

Tenant	Type of Business	Sales	Gross Leasable Area	Gross Leasable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	7.2	10,771	3.2
Nike	Clothes and footwear	5.9	7,610	2.3
Fravega	Home appliances	4.6	3,524	1.1
Falabella (1)	Department store	2.3	28,892	8.6
Claro	Miscellaneous	1.9	1,079	0.3
Total		21.9	51,876	15.5

(1) As at the date of presentation of this financial statements, Falabella is not operating in any shopping mall.

New leases and renewals

The following table shows certain information about IRSA CP’s leases agreement as of June 30, 2021:

	Number of agreements renewed	Annual base rent (in millions of ARS)	Annual admission rights (in millions of ARS)	Average annual base rent per sqm (ARS)		Number of non‑renewed agreements (1) Former agreements	Non‑renewed agreements (1) annual base rent amount (in millions of ARS)
Type of business				New and renewed	Former agreements
Clothing and footwear	275	550	48	15,260	12,630	514	1,193
Miscellaneous (2)	90	177	36	10,426	6,327	145	359
Restaurant	49	77	1	11,015	10,714	157	312
Services	28	61	2	9,673	5,551	31	28
Home appliances	25	107	7	13,564	9,322	24	45
Home and decoration	23	43	3	6,138	5,104	34	64
Supermarket	2	20	-	1,862	1,262	-	-
Entertainment	1	8	-	3,664	1,012	33	114
Total	493	1,043	97	8,950	6,490	938	2,115

(1) Includes vacant stores as of June 30, 2021. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

(2) Miscellaneous includes anchor store.

Principal Terms of our Leases

Under the Civil and Commercial Code of Argentina, the term of the locations cannot exceed twenty years for the residential destination and fifty years for the other destinations. In general, our lease agreements have three to ten-year terms.

Leasable space in our shopping malls is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate broker Fibesa S.A., or “Fibesa.” IRSA CP use a standard lease agreement for most tenants at our shopping malls, the terms and conditions of which are described below. However, our largest or “anchor” tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 3% and 12% of tenant’s gross sales. Additionally, under the rent adjustment clause included in most of our rental contracts, the tenant’s basic rent is generally updated quarterly and cumulatively by the CPI index. These terms and conditions have not been applied during a period when the shopping malls remained closed due to the Social, Preventive and Mandatory Isolation decreed by the government of Argentina as a result of the novel COVID-19 virus since IRSA CP decided to defer the billing and collection of the Base Rent until September 30, 2020, with some exceptions and IRSA CP also suspended collection of the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants.

In addition to rent, we charge most of our tenants an admission fee that is payable upon execution of the lease agreement and upon its renewal. The admission fee is normally paid as a lump-sum payment or in small monthly installments. Tenants who pay this right in installments are liable for paying the outstanding balance if the agreement is terminated before the due date. In case of unilateral termination and/or termination due to a breach of obligations by the tenants, our consent is required for the reimbursement of the admission fee.

We are responsible, except in the mall Distrito Arcos, for providing each unit within our shopping malls with electricity, a main telephone switchboard, central air conditioning and a connection to a general fire detection system. We also provide the food court tenants with sanitation and with gas systems connections. In Distrito Arcos, the connections are managed by the tenants. Each tenant is responsible for completing all necessary installations within its rental unit, in addition to paying direct related expenses, including electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total expenses and general taxes related to common areas. We determine this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

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

Control Systems

IRSA CP have computer systems equipped to monitor tenants’ sales (including some stands) in all of our shopping malls. IRSA CP also conduct regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in its shopping malls has a point of sale that is linked to our main server. IRSA CP use the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server. During this fiscal year, we started the renewall of the payment terminals with contactless technology (Clover).

Competition

IRSA CP is the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of gross leasable area and number of rental properties. Given that most of our subsiadiary IRSA CP’s shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, our targeted areas, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on the ability to lease space in shopping malls and on the amount of rent that IRSA CP is able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete in areas through the development of new shopping malls. The principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2021.

Entity	Shopping malls	Location	GLA	Market share (1)
				(%)
IRSA CP	Alto Palermo	City of Buenos Aires	20,045	1.54
	Abasto Shopping (2)	City of Buenos Aires	36,796	2.83
	Alto Avellaneda	Province of Buenos Aires	39,838	3.06
	Alcorta Shopping	City of Buenos Aires	15,812	1.22
	Patio Bullrich	City of Buenos Aires	11,396	0.88
	Dot Baires Shopping (3)	City of Buenos Aires	47,493	3.65
	Soleil	Province of Buenos Aires	15,158	1.17
	Distrito Arcos	City of Buenos Aires	14,335	1.10
	Alto Noa	City of Salta	19,314	1.49
	Alto Rosario	City of Rosario	33,731	2.59
	Mendoza Plaza	City of Mendoza	43,312	3.33
	Córdoba Shopping	City of Córdoba	15,361	1.18
	La Ribera Shopping	City of Santa Fe	10,530	0.81
	Alto Comahue	City of Neuquén	11,705	0.90
Subtotal			334,826	25.76
Cencosud S.A			277,203	21.33
Other operators			687,823	52.92
Total			1,299,852	100.0

(1) Corresponding to gross leasable area in respect of total gross leasable area. Market share is calculated dividing sqm over total sqm.

(2) Does not include Museo de los Niños (3,732 sqm).

(3) Our interest in PAMSA is 80%:

Source: Argentine Chamber of Shopping Malls.

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

Offices

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by COVID19 brought with it a combination of lower demand, increased vacancies, and a slight decrease in the rental prices of category A + and A office buildings in Buenos Aires.

According to the real estate broker L.J. Ramos, the market has managed to close a positive net absorption of 1,100 sqm, after a year in negative values, showing for the first time since the beginning of the pandemic, a cut in the negative trend in market indicators. The average vacancy rate of the Buenos Aires Class A market was 15.7%, 6 pp. above the observed in 2020 and the rental values decreased slightly, averaging USD 24.5/sqm.

Management of office buildings

IRSA generally act as the manager of the office properties in which we own an interest through our subsidiary IRSA CP. We typically own the entire building or a substantial number of floors in the building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, we handle services such as security, maintenance and housekeeping, which are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that have not been leased, if any, for which we bear the cost. We market our leasable area through commissioned brokers or directly by us.

Leases

We usually lease our offices by using contracts with an average term between three to ten years. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding IRSA CP’s office buildings, as of June 30, 2021:

	Date of acquisition/ development	GLA (sqm) (1)	Occupancy rate (2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2021
			(%)	(%)	(in thousands of ARS)

República Building	Dec‑14	19,885	66.9	100	506,822
Bankboston Tower (5)	Dec‑14	-	-	-	120,982
Intercontinental Plaza (3)	Dec‑14	2,979	100.0	100	141,684
Bouchard 710 (5)	Dec‑14	-	-	-	43,344
Dot Building	Nov‑06	11,242	84.9	80	277,155
Zetta	May-19	32,173	84.7	80	907,118
Della Paolera 261 (4)	Dec-20	27,530	80.2	100	494,581
		93,809	80.1		2,491,686

Philips	Jun‑17	8,017	93.1	100	139,307
Suipacha 652/64	Dec‑14	11,465	17.3	100	56,765
		19,482	48.5	100	196,072
		113,291	74.7		2,687,758

(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.

(2) Calculated by dividing occupied square meters by total gross leasable area of the relevant property.

(3) We own 13.2% of the building which covers an area of 22,535 square meters of gross leasable area, meaning we own 2,979 square meters of gross leasable area.

(4) Includes 664 square meters of gross leasable area of the basement.

(5) The office buildings were sold during the fiscal year.

Occupancy rate

The following table shows our offices occupancy percentage (1) as of the end of fiscal years ended June 30:

	Occupancy rate (1)
	As of June 30,
	2021	2020	2019
	(%)
Offices:
República Building	66.9	86.9	95.2
Bankboston Tower (2)	-	96.4	93.5
Intercontinental Plaza	100.0	100.0	100.0
Bouchard 710 (2)	-	92.5	100.0
Suipacha 652/64	17.3	31.2	44.6
DOT Building	84.9	84.9	100.0
Philips Building	93.1	82.7	45.7
Zetta Building	84.7	97.5	97.5
Della Paolera 261	80.2	-	-
Total	74.7	86.1	88.3

(1)	Leased square meters pursuant to lease agreements in effect as of June 30, 2021, 2020 and 2019 over gross leasable area of offices for the same fiscal years.
(2)	The office buildings were sold during the fiscal year.

Annual average income per surface area as of June 30, 2021, 2020 and 2019 (1):

	Income per square meter (1)
	As of June 30,
	2021	2020	2019
	(ARS/sqm)
República Building	38,078	37,658	35,243
Bankboston Tower (2)	-	33,978	36,156
Intercontinental Plaza	47,561	20,381	23,129
Bouchard 710 (2)	-	40,215	36,799
Suipacha 652/64	28,674	16,379	33,538
Dot Building	29,053	36,583	30,028
Philips Building	18,659	16,803	38,740
Zetta Building	33,280	36,434	23,919
Della Paolera 261	22,401	-	-

(1) Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.

(2) The office buildings were sold during the fiscal year.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2021:

Property	Number of lease agreement (1) (5)	Annual rental price (in millions of ARS) (2)	Rental income per sqm (new and renewed) (ARS) (3)	Previous rental income per sqm (ARS) (3)	Number of non‑ renewed leases	Non‑ renewed leases annual base rent amount (in millions of ARS) (4)
República Building	11	318	2,593	2,685	5	134
Dot Building	3	97	2,056	1,755	1	20
Philips Building	6	139	2,012	1,898	1	18
Intercontinental Plaza	3	76	2,133	1,726	3	16
Della Paolera 261	20	573	2,211	-	-	0
Zetta Building	1	34	2,192	2,810	3	104
Suipacha 664					1	29
Total	44	1,237	2,252	1,181	14	321

(1) Includes new and renewed leases executed in fiscal 2021.

(2) Leases in U.S. dollars converted to pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.

(3) Monthly value.

(4) Leases in U.S. dollars converted to pesos at the exchange rate prevailing on the last month of the agreement, multiplied by 12 months.

(5) It does not include leases over parking spaces, antennas or terrace area.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2021. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Expiration year	Number of leases due to expire (1)	Square meters of leases due to expire (sqm)	Square meter of leases due to expire (%)	Annual rental income amount of leases due to expire (in millions of ARS)	Annual rental income amount of leases to expire (%)
As of June 30, 2021	1	866	1	31	1
As of June 30, 2022	2	509	1	14	1
As of June 30, 2023	16	13,587	16	438	19
As of June 30, 2024 and thereafter	46	69,647	82	1,842	79
Total	65	84,609	100	2,325	100

(1) Includes offices with leases that have not been renewed as of June 30, 2021.

(2) It does not include square meters or revenue from parking spaces, terraces or antennas.

Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, in June 2021, overnight stays at hotel and parahotel establishments were estimated at 0.65 million, 780.7% more than the same month the previous year. Overnight stays by resident and nonresident travelers increased by 846.8% and 131.5%, respectively. Total travelers who stayed at hotels during June were 0.29 million, a 1,100.4% increase compared to the same month the previous year. The number of resident and nonresident travelers increased by 1,133.7% and 436,4%, respectively. The Room Occupancy Rate in June was 15.7%, showing a sharp increase compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 10.8%, which represents a sharp increase compared to June 2020.

The hotel segment has also been affected by the social, preventive, and mandatory confinement decreed by the Argentine government since March 20, 2020, together with the closure of borders and the influence of tourism. After nine months of closure in 2020, activity resumed with low occupancy in Buenos Aires and a better recovery in the Llao Llao resort in Bariloche, mainly motivated by the rise in domestic tourism. The sector awaits the resumption of air flows and the arrival of international tourism in order to recover its income levels prior to the pandemic.

The crisis in the sector has motivated palliative measures by national and provincial authorities, necessary measures that partially contribute to sustainability. In a complementary way, the management of each of the hotels makes its best efforts to adapt operationally to the context.

During fiscal year 2021, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding IRSA’s luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (%) (1)	Average Price per Room ARS (2)	Fiscal Year Sales as of June 30 (in millions of ARS)
						2021	2020	2019
Intercontinental (3)	11/01/1997	76.34%	313	8.5	7,925	721	1,049	549
Libertador (4)	03/01/1998	100%	200	7.9	5,921	252	591	324
Llao Llao (5)	06/01/1997	50.00%	205	21.9	19,072	1,049	1,313	699
Total			718	12.2	10,254	2,022	2,953	1,572

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

During the fiscal year 2019, we acquired 20% of the shares of Hoteles Argentinos S.A.U. (“HASAU”), reaching 100% of the capital stock of HASAU and beginning to operate the hotel directly under the name “Libertador.” The hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool.

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

In fiscal year ended June 30, 2021, revenue from the development and sale of properties amounted to ARS 664 million, compared to ARS 1,104 million posted in the fiscal year ended June 30, 2020.

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

The following table shows information about IRSACP’s land reserves as of June 30, 2021:

	Ownership Interest (%)	Date of acquisition	Land Surface (sqm)	Buildable surface (sqm)	GLA (sqm)	Salable Surface (sqm)	Book Value (in millions of ARS)

RESIDENTIAL - BARTER AGREEMENTS
CONIL - Güemes 836 - Mz. 99 & Güemes 902 - Mz. 95 & Commercial stores - Buenos Aires (4)	100	Jul-96	-	-	-	1,461	98
Córdoba Shopping Adjoining plots - Residential	100	May-16	-	-	-	1,080	-
Coto Abasto air space - Tower 1 - City of Buenos Aires	100	Sep-97	-	-	-	2,018	371
Total Intangibles (Residential)			-	-	-	4,559	469
LAND RESERVES:
UOM Luján - Buenos Aires(5)	100	May-08	1,160,000	464,000	-	-	1,505
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires(5)	50	May-11	159,996	500,000	-	-	8,818
La Plata - Greater Buenos Aires(5) (8)	100	Mar-18	78,614	116,553	-	-	576
Caballito plot - City of Buenos Aires	100	Jan-99	23,791	86,387	10,518	75,869	5,150
Subtotal Mixed-uses			1,422,401	1,166,940	10,518	75,869	16,049
Coto Abasto air space - Tower 2 - City of Buenos Aires (2)	100	Sep-97	-	10,768	-	8,193	52
Córdoba Shopping Adjoining plots - Córdoba (2)	100	Jun-15	8,000	13,500	-	1,080	50
Neuquén - Residential plot - Neuquén (2)(6)	100	Jun-99	13,000	58,000	-	58,000	120
Subtotal residential			21,000	82,268	-	67,273	222
Polo Dot commercial expansion - City of Buenos Aires(7)	80	Nov-06	-	-	15,940	-	2,195
Paraná plot - Entre Ríos (3)	100	Aug-10	10,022	5,000	5,000	-	-
Subtotal retail			10,022	5,000	20,940	-	2,195
Polo Dot - Offices 2 & 3 - City of Buenos Aires	80	Nov-06	12,800	-	38,400	-	4,211
Intercontinental Plaza II - City of Buenos Aires	100	Feb-98	6,135	-	19,598	-	1,739
Córdoba Shopping adjoining plots - Córdoba (2)	100	Jun-15	2,800	5,000	5,000	-	4
Subtotal offices			21,735	5,000	62,998	-	5,954
Total future developments			1,475,158	1,259,208	94,456	143,142	24,420
Other land reserves (1)			1,899	-	7,297	262	2,183
Total land reserves			1,477,057	1,259,208	101,753	143,404	26,603

(1)	Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Condominios del Alto II, Ocampo parking spaces, DOT adjoining plot and Mendoza shopping adjoining plot.
(2)

These land reserves are classified as Trading properties, therefore, their value is maintained at historical cost. The rest of the land reserves are classified as Investment Property, valued at market value.

(3)	Sign of the deeds pending subject to certain conditions.
(4)	Classified as Intangible Assets, therefore, their value is kept at historical cost.
(5)	Buildable Surface indicated: Maximum estimated area according to project drafts, pending final approvals.
(6)	Estimated buildable surface according to consultant preliminary feasibility study, which could be reduced to aprox. 45,000 sqm following a recent filing with the local government.
(7)	Potential expansion of Zetta Building into commercial mixed uses, mainly offices.
(8)	Corresponds to 38.15% directly own by IRSA CP, of a total amount of ARS 1,510 million.

The following table shows information about IRSACP’s expansions on its current assets as of June 30, 2021:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo Adjoining Plot	100	2,510	City of Buenos Aires
Subtotal current expansions		2,510
Other future expansions (1)		49,186
Subtotal future expansions		49,186
Total Shopping Malls		51,696
Patio Bullrich - Offices / Hotel (2)	100	20,000	City of Buenos Aires
Alto Palermo	100	14,119	City of Buenos Aires
Córdoba Shopping	100	7,000	Cordoba
Alto Rosario(3)	100	15,000	Rosario
Philips Building	100	19,706	City of Buenos Aires
Subtotal future expansions		75,825
Total offices + residential		75,825
Total expansions		127,521

(1)	Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa and Alto Comahue.
(2)	There are 20,000 sqm available for expansion, but for that may necessary to replace 5,000 sqm of the commercial surface, then the surface available will be 15,000 sqm.
(3)	Alto Rosario: 15,000 sqm of comercial feasible expansión. From the formal standpoint, over 80,000 sqm of residential and offices could be added, as well as over 60,000 sqm of retail.

The following chart shows information about IRSA’s land reserves as of June 30, 2021:

	IRSA’s Interest	Date of acquisition	Land surface (sqm)	Buildable surface (sqm)	Saleable surface (sqm)	Book Value (ARS millions)

LAND RESERVES
La Adela - Buenos Aires (3)	100%	8/1/2014	9,868,500	3,951,227	-	2,163
Puerto Retiro - BA City (1)	50%	5/18/1997	82,051	246,153	-	-
Solares Santa María - BA City (3) (5)	100%	7/10/1997	716,058	716,058	-	32,327
Subtotal Mixed-uses			10,666,609	4,913,438	-	34,490
Caballito Block 35 -BA City (4)	100%	10/22/1998	9,879	57,192	30,064	595
Zetol - Uruguay (4)	90%	6/1/2009	-	-	64,080	441
Vista al Muelle - Uruguay (4)	90%	6/1/2009	-	-	60,360	360
Subtotal Residential			9,879	57,192	154,504	1,396
Total Future Developments			10,676,488	4,970,630	154,504	35,886
Another Land Reserves (2) (3) (4)			5,249,941	-	4,713	792
Total Land Reserves			15,926,429	4,970,630	159,217	36,678

(1)	This landplot is under judicial litigation and it is fully allowanced.
(2)	Includes Pilar R8 Km 53, Pontevedra, Mariano Acosta, Merlo and San Luis plot, and Llao Llao plot.
(3)	These properties (La Adela, Solares Santa María, Pilar R.8 Km 53, Pontevedra, Mariano Acosta, Merlo and San Luis) are valuated as Fair Value.
(4)	These properties (Caballito Block 35, Zetol, Vista al Muelle and Llao Llao plot) are valuated as Cost adjusted for inflation.
(5)	As of today, the change of zoning to mixed uses is under treatment in the GCBA, which must be voted in November 2021.

Residential Properties (available for sale)

In the residential market, IRSA acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located near shopping malls and hypermarkets or those to be constructed. IRSA then develop multi-building high-rise complexes targeting the middle- and high- income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security.

Condominios del Alto II - City of Rosario, Province of Santa Fe (IRSA CP)

As of June 30, 2021, the works on parcel H have been completed, having received all the units committed to the exchange and being available for sale at this date, 4 garages.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, it is known as the “Parque” complex, thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2021, all the units were sold and the stock available for sale consisted of 1 parking space and 19 storage spaces.

Pereiraola (Greenville), Hudson - Province of Buenos Aires

In April de 2010 IRSA sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for USD 11.7 million. The purchaser would develop a project that includes the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 square meters of lots amounting to approximately USD 3 million was included in the sale price. As of June 30, 2021, the balance of the price of the sale operation has been received and all the lots that remained to be received have been transferred as the balance of the price of the sale carried out in 2010, the assignment was made on October 14, 2020.

Intangibles - Units to be received under barter agreements

Conil - Avellaneda, Province of Buenos Aires (IRSA CP)

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

Canteras Natal Crespo, La Calera - Province of Córdoba

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

Projects under Development

Alto Palermo Expansion (IRSA CP)

IRSA CP continue to work on the expansion of Alto Palermo shopping mall which has the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist of moving the food court to a third level by using the area of an adjoining building IRSA CP acquired in 2015. Work progress as of June 30, 2021 was 88% and construction works are expected to be completed by December 2021.

Mixed uses

Ex UOM - Luján, Province of Buenos Aires (IRSA CP)

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

Ex Nobleza Piccardo Plant - San Martín, Province of Buenos Aires (IRSA CP)

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

The Master Plan, by which it is projected to develop a large-scale integral urbanization (residential, commercial, etc.), which includes the construction of approximately 500,000 to 540,000 sqm, was endorsed by the Municipality of San Martin through Decree 1589/19 and registered before the General Directorate of Urbanism and Directorate of Urban Planning of the Municipality. Likewise, the subdivision plan in accordance with the urban indicators was presented to the Directorate of Cadastre of the Province of Bs. As.

Additionally, during fiscal year 2020, the pre-feasibility requirements began to be processed with public bodies and in July 2020, the granting of the Hydraulic Aptitude was notified in pre-feasibility instance. In the next fiscal year, we will begin the rest of the presentations before the service companies, to obtain the pre-feasibilities of electric power, gas, water and overturning. of effluents.

Córdoba Shopping Mall Project (IRSA CP)

The Company owns a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 18,500 square meters of residential uses and approximately 12,000 square meters of mixed commercial uses in the center of the City of Córdoba.

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

La Plata Plot of land (IRSA CP)

On March 22, 2018, the company acquired 100% of a plot of land of 78,000 sqm of surface in the town of La Plata, province of Buenos Aires. The transaction was consummated through the purchase of 100% of the shares of Entertainment Center La Plata S.A. that owns 61.85% of the property and the direct purchase of the remaining 38.15% from unrelated third parties.

The price of the acquisition was USD 7.5 million which have been fully paid. The company intend to use the property to develop a mixed-use project, given the property’s characteristics for a commercial development in a district with high potential.

On January 21, 2019, Ordinance No. 11,767 approved by the “Honorable Concejo Deliberante de La Plata” on December 26, 2018, has been enacted. With this enactment, the uses and indicators requested to develop a project of 116,553 square meters were formally confirmed.

As of June 30, 2021, the mixed-use project is being defined and in the process of contracting the nexus infrastructures.

Caballito Plot - City of Buenos Aires

Caballito is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which the Company purchased in November 1997. This plot will be used for the development of residential with retail and public spaces, with more than 85,000 sqm. This Project is approved by the GCBA authorities.

On December 23, 2019, the Company transferred Parcel 1 of the land reserve located at Av. Avellaneda and Olegario Andrade 367 in the Caballito neighborhood of the City of Buenos Aires to an unrelated third party.

On July 20, 2020, IRSA CP was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge that was denied filling a complaint appeal, which was denied in October 2021. For more information, see “ITEM 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal or Arbitration Proceedings-Caballito.”

As of June 30, 2021, the development is awaiting the resolution of an appeal filed with the GCABA.

La Adela - Buenos Aires

During 2015 the company acquired the “La Adela” land reserve with an area of approximately 1,058 hectares, located in the District of Luján, Province of Buenos Aires, that was previously owned by Cresud for a total amount of ARS 210 million. Given its degree of development and closeness to the City of Buenos Aires, we intend to develop a new real estate project.

Puerto Retiro - City of Buenos Aires

During fiscal year 1998, the Company initiated negotiations with the authorities of the Government of the City of Buenos Aires in order to obtain a rezoning permit for the property, allowing a change in the use of the property and setting forth new regulations for its development.

At present, Puerto Retiro S.A. has a 8.3 hectare plot of land, which is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

Puerto Retiro S.A. was involved in a bankruptcy extension judicial action initiated by the National Government, to which the Board of Directors is totally unrelated. Management and the Companys’s legal advisors consider that there are sufficient legal technical arguments to consider that the request for the extension of bankruptcy will be rejected by the court. However, given the current state of the case, the resolution is uncertain.

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

On September 7, 2018, the Oral Federal Criminal Court No. 5 released the operative part of the Sentence, from which it follows that the prescription exception filed by Puerto Retiro was allowed. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (decomiso) of the property owned by Puerto Retiro known as Planta I. The reasons for the Court’s sentence were read on November 11, 2018. From that moment, all the parties might file the appeals. Faced with this fact, an extraordinary appeal was filed, which was rejected, and as a result, a complaint was filed for a rejected appeal, which was granted. Consequently, the appeal is under study in the Supreme Court of Justice of the Nation.

In the framework of the criminal case, the complainant denounced the non-compliance by Puerto Retiro S.A. of the precautionary measure decreed in the criminal court consisting of the prohibition to innovate and contract with respect to the property that is the object of the civil action. As a result of this complaint, the Oral Federal Criminal Court No. 5 filed an incident and ordered and executed the closure of the property where the lease contracts with Los Cipreses S.A. and Flight Express S.A. were being fulfilled, in order to enforce compliance with the aforementioned measure. As a result of this circumstance, it was learned that the proceedings were turned to the Criminal Chamber for the assignment of a court to investigate the possible commission of a disobedience crime. As of the date of issuance of these financial statements, there have been no news regarding the progress of this case.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record, during fiscal year 2019, an impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Costa Urbana - former Solares de Santa María - Costanera Sur, City of Buenos Aires

IRSA owns an important property of more than 70 hectares, which IRSA acquired in 1997, facing the Río de la Plata on the Costanera Sur, south of Puerto Madero, 10 minutes from downtown Buenos Aires, originally called “Solares de Santa María” which was renamed “Costa Urbana.” We intend to create a mixed-use development including residential complexes, offices, stores, hotels, sports clubs and service areas (schools, supermarkets and parking spaces).

After some unsuccessful approval attempts with the City of Buenos Aires Government and its Legislature, and after new negotiations carried out in recent years, we have signed a new agreement with the Executive Power of the City of Buenos Aires under the “Urban Agreement” modality framed within Decree No. 475 published on December 30, 2020, by means of which it approved the regulation of article 10.9. “Urban Agreements” of Law No. 6099 (text consolidated by Law No. 6347). According to article 10.9 of the Urban Code, these agreements are contracts entered into between the owner of a land/property and the Executive Power, which imply a regulatory change that must be approved by the City of Buenos Aires Legislature. Under this modality, a new urbanization project was proposed, in which more than 67% of the property’s surface is destined for public use, maintaining the original “FOT 1” that implies a capacity to develop more than 895,000 sqm. The Bill was raised for treatment in the first reading on the Legislature premises and it was approved without abstentions on August 19, 2021 by 36 votes out of a total of 55. As part of the approval process, it has been set a date for the non-binding Public Hearing on October 15, 2021 to later celebrate the treatment in second reading for final legislative approval. The hearing began on October 15, 2021, and will conclude when all registrants can manifest themselves.

The accounting valuation as of June 30, 2021 does not reflect any of these potential changes, valuing the land with the same methodology as in previous years.

Residential

Coto Residential Project (IRSA CP)

IRSA, through its subsidiary IRSA CP owns the right to construct above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires which we acquired in September 24, 1997. We estimate it has a construction capacity of 23,000 square feet (it also includes the right to receive certain parking units). The premises are located within the area between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On October 25, 2019, IRSA CP transferred to a non-related third party the rights to develop a residential building (“Tower 1”) on Coto Supermarket airspace located in Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm.

Neuquén Residential Plot- Neuquén, Province of Neuquén (IRSA CP)

Through Shopping Neuquén S.A., IRSA CP owns a plot of 13,000 square meters with an estimated construction capacity of 58,000 square meters of residential properties in an area with significant growth potential, according to consultant preliminary feasibility study, which could be reduced to aprox. 45,000 sqm following a recent filing with the local government. This area is located close to the shopping mall Alto Comahue and the hypermarket currently in operation.

Caballito Plot - City of Buenos Aires

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

As of June 30, 2021, the completion work for the concrete structure of T3 is in the process of being awarded and should be completed in early 2022.

Zetol S.A. and Vista al Muelle S.A. - District of Canelones - Uruguay

In the course of fiscal year 2009 IRSA acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., for USD 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

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

On June 30, 2009, the Company sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A. for USD1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. IRSA executed a stock purchase agreement pursuant to which we repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for USD 2.7 million. Accordingly, as of June 30, 2021, our stake, through Tyrus, in Liveck is 100%.

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

As of June 30, 2021, the infrastructure work concerning sectors A and B of the property has been contracted and at 20% progress, which include, among others, the coastal road, roundabouts, lights, landfills and pluvial and sewage connections by an amount of about USD 3.2 MM. It must be completed by the end of the current year.

Offices

Polo Dot 2nd and 3rd Stages - City of Buenos Aires (IRSA CP)

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

Other Land Reserves

Other Land Reserves - Pilar, Pontevedra, Mariano Acosta, Merlo, San Luis Plot, Llao Llao Plot and Casona Abril remaining surface.

We grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 7 million sqm.

Isla Sirgadero

On September 3, 2015, the entire property of 10,083,270 sqm was sold to several companies for USD3.9 million, payable in 16 quarterly installments, plus an installment in kind, land resulting from the final blueprint, equivalent to 10% of the surface area. In November 2020, a debt renegotiation agreement was signed with an initial payment of USD 500,000 plus remaining balance in installments, eliminating the quota in kind.

International

Investment in Condor Hospitality Trust

IRSA maintain its investment in the Condor Hospitality Trust Hotel REIT (NYSE: CDOR) mainly through its subsidiary Real Estate Investment Group VII (“REIG VII”), in which IRSA hold a 100% interest. Condor is a REIT listed in NYSE focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

Condor’s investment strategy is to build a branded premium, select service hotels portfolio within the top 100 Metropolitan Statistical Areas (“MSA”) with a particular focus on the range of MSA 20 to 60. Since the beginning of the reconversion of the hotel portfolio in 2015, Condor has acquired 14 high quality select service hotels in its target markets for a total purchase price of approximately USD277 million. In addition, during this time, it has sold 53 legacy assets for a total value of approximately USD161 million.

On July 19, 2019, Condor signed an agreement and merger plan with Nextpoint Hospitality Trust. As agreed, each Condor ordinary share, will be canceled before the merger and will become the right to receive a cash amount equivalent to USD 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled and its holders will become entitled to receive a cash amount equal to USD 10.00 per share. The closing of the acquisition, scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor executed an agreement with Nextponint Hospitality Trust and some of its affiliates (“NHT Parties”) to resolve and settle any and all claims between them related to the merger agreement mentioned hereinabove.

According to the agreement with NHT Parties shall made a payment to Condor totalling USD 7.0 million, due to a breach of contract.

On June 29, 2021, a put right was exercised, for which the Class E preferred shares of Condor plus the dividends accrued as of June 30, 2021 that were unpaid were converted into ordinary shares, which were issued on July 29, 2021.

On September 23, 2021, Condor Hospitality Trust, Inc. announced an agreement with affiliates of Blackstone Real Estate Partners to sell its entire portfolio of hotels in a USD 305 million transaction. This is an all cash transaction without the assumption of any existing debt. Completion of the transaction, which is expected to occur in the fourth quarter of 2021, is subject to customary closing conditions, including the approval of Condor’s shareholders.

Condor also announced that its Board of Directors has unanimously adopted a Plan of Liquidation and Dissolution (the “Plan of Liquidation”). The Plan of Liquidation contemplates an orderly wind down of Condor business affairs. Following the closing of the sale of the hotel portfolio and the payment of outstanding liabilities, along with the taking of other actions specified in the Plan of Liquidation, including reserving for certain contingent liabilities and claims, Condor intends to distribute certain net proceeds from the sale of the hotel portfolio to its shareholders in one or more liquidating distribution installments. The implementation of the Plan of Liquidation is conditioned on obtaining approval of Condor’s shareholders.

As of the date of presentation of these financial statements, the Company owns, directly and indirectly, 3,191,214 ordinary shares representing 21.7% of the capital stock.

Others

IRSA interest in Banco Hipotecario

As of June 30, 2021, IRSA held a 29.91% interest in Banco Hipotecario. Established in 1886 by the argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 63 branches in the 23 Argentine provinces and the City of Buenos Aires, and 12 additional sales offices throughout Argentina.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies and large corporations. As of March, 2021, Banco Hipotecario ranked eighteenth in the Argentine financial system in terms of totals assets and also eighteenth in terms of loans. As of June 30, 2021, Banco Hipotecario’s shareholders’ equity was ARS 19,529.2 million, its consolidated assets were ARS 187,595.5 million, and its net income for the six-month period ended June 30, 2021, was negative in ARS 2,953.3 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario continues its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans were ARS 41,303.4 million as of June 30, 2021. Total non-mortgage loans granted by the bank to the non-financial private sector were ARS 36,145.9 million as of June 30, 2020.Non-performing loans represented 14.3% of its total portfolio as of June 30, 2021.

In recent years, Banco Hipotecario has diversified its funding base and has become one of the most frequent issuers of corporate debt in Argentina based on the percentage of its total funding, by developing presence in the domestic and international capital markets, and it has also increased its deposit base. Its financial indebtedness as a percentage of its total funding was 16.6% as of June 30, 2021.

Its subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management; BACS Administradora de Activos S.A.S.G.F.C.I., a mutual investment fund management company; BHN Sociedad de Inversión S.A., which controls BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

By virtue of communications “A” 7,312 of the Central Bank, the distribution of dividends is suspended until December 31, 2021.

Others Assets

La Rural (Exhibition and Convention Center) (IRSA CP)

LRSA holds usufruct rights for the commercial operation of the emblematic Predio Ferial de Palermo (Palermo exhibition center) in the City of Buenos Aires. IRSA CP owns 35% of the equity of LRSA.

In July 2016, IRSA acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which the company already helds 50% of the share. IRSA CP also acquired a 1.25% interest in ENUSA. Immediately after this acquisition, IRSA sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. As a result, IRSA now hold 70% of the shares of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. OASA holds 50% of the voting stock of LRSA and SRA holds the remaining 50%. In addition, OASA manages LRSA pursuant to agreements entered into with SRA that include the right to appoint the Chairman of the board of LRSA-with deciding vote on certain key governance matters-and the chief executive of LRSA. ENUSA is mainly engaged in organizing entertainment events for trade fairs.

On August 4, 2017, a 15-year concession for the Exhibition and Convention Center of the City of Buenos Aires was executed by the joint venture LA RURAL S.A. - OFC S.R.L. - OGDEN ARGENTINA S.A. - ENTRETENIMIENTO UNIVERSAL S.A. UNION TRANSITORIA, which was granted pursuant a public bidding process. The members of the joint venture hold the following interests: (a) LRSA 5%; (b) OFC SRL 20%; (c) OASA 55%; and (d) EUSA 20%.

The shareholders of LRSA are Sociedad Rural Argentina and OASA, each of which owns 50% equity interest. OASA and EUSA are controlled by EHSA. Consequently, we indirectly hold a 50.00% interest in the joint venture.

The Exhibition and Convention Center has a surface area of approximately 22,800 square meters and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the Universidad de Buenos Aires to Parque Thays.

Also, La Rural S.A. continues to work on the consolidation of the commercial development of the “Convention Center of Punta del Este”, through its equity participation in the company that holds the concession until 2041.

As a result of the measures adopted by Argentina’s national Government in response to the COVID- 19 pandemic, La Rural, the Buenos Aires and Punta del Este Convention Centers was closed throughout the fiscal year 2021. We expect a gradual recovery during the fiscal year 2022 given that on July 12, the protocols for holding events, conferences and exhibitions were activated.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in construction activity and residential development projects in Argentina and Uruguay.

On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for an aggregate amount of USD22.2 million (USD 1.00 par value) due 2027.

On August 8, 2019 has executed with TGLT certain contracts tending to collaborate in the process of financial restructuring of said company through its recapitalization. On December 11, 2019, and in compliance with the contracts signed with TGLT on August 8, 2019, IRSA CP made the exchange of all the Convertible Notes it had of TGLT. Likewise, it subscribed preferred shares making a contribution in kind of the 100% of the shares of the company La Maltería S.A., owner of the property known as Maltería Hudson.

On February 10, 2020, the TGLT Board of Directors determined the mandatory conversion of its Convertible Negotiable Obligations and preferred shares with immediate effect, this is how IRSA CP converted its Class A and B preferred shares of TGLT into ordinary shares of the company. As of June 30, 2021, IRSA CP owns 27.8% of its capital stock.

DirecTV Arena

DirecTV Arena is an indoor stadium with unique features designed to host top-level international events, including sporting events and concerts. The price set for the transaction was USD 4.2 million. Through these types of investments, our equity stake in LRSA and through the new Convention Center of the City of Buenos Aires, we continue to expand our exposure to conventions, sporting events and entertainment, which could generate synergies with our core shopping mall business.

The DirecTV Arena stadium was closed during fiscal year 2021. On August 10, 2021 the local government established protocols for indoor events with up to 1,000 attendants. During fiscal year 2022 we expect the government to establish more flexible protocols for events, conferences, and exhibitions in indoor stadiums.

We are Appa S.A. (former Pareto S.A.)

On October 8, 2018, the company Pareto S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2021, IRSA CP’s participation in We are Appa S.A. was 93.61%.

¡Appa!, the We are Appa application, is a 100% digital customer loyalty system that promotes benefits and discounts by facilitating the consumer experience in shopping malls and offices. The current lines of business are: “¡Appa! Loyalty” consolidating services that improve the consumer experience in physical assets through discounts, parking payment, reservation of shifts and participation in raffles and “¡Appa! Corporate”, a tool that brings companies closer to their collaborators through experiences and exclusive discounts, allowing the reservation of workspaces for coworking modalities in the framework of the pandemic and the provisions of limited capacity. It is currently used by 3,672 employees from different companies.

This year ¡Appa! exceeded one million historical users, two million transactions and the launch of the payment solution and the new gift vouchers to be used both physically and virtually in shopping malls is nearby.

During fiscal year 2021, AppaShops, the company’s online marketplace, was launched, following the WeAreAppa strategy that focuses on the user experience. Although its trajectory is recent, it is generating impact as an omnichannel complement to the physical stores of the brands that traditionally operate with the company, turning them into strategic partners for the recovery of post-pandemic activity. As it is also a data-driven company, the analysis of consumer data makes it possible to make the user’s online experience a differential asset.

Finally, by the hand of AppaShops, the first pick-up point for online purchases was inaugurated in Alto Palermo. This solution allows customers not to depend on receiving packages at a particular address and time, in addition to being able to consolidate products from different brands in a single purchase. The next steps include the opening of new pick-up points and the possibility of direct delivery to the vehicle in the parking spaces of shopping malls around the country, as well as the reception of packages operated and sent by third parties to later be collected by the customer.

Avenida Inc.

As of June 30, 2021, IRSA CP indirectly owned 4.1% of Avenida Inc., a company dedicated to the e-commerce business.

Insurance

We carry all-risk insurance for IRSA shopping malls and other buildings covering property damage caused by fire, terrorist acts, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We are following all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. Our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, a loss which was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We further maintain liability insurance covering our directors’ and corporate officers’ liability.

Information technology

We keep investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in the shopping malls and learn more about our clients. We continued with the company digital transformation, incorporating electronic signature, cloud based purchases and auctions platform for cost optimization named ARIBA, Robotic Process Automation or RPA automation, and we built a Datalake to help us with customer clusterization via predictive analytics and machine learning.

This year we accelerated projects seeking to provide new alternatives to our tenants to complement the ecosystem of physical stores. APPA, the application that facilitates the experience of consumers in shopping malls, through which you can pay for parking, reserve shifts, enter virtual lines, obtain discounts, benefits and participate in promotions, exceeded one million downloads, and prepares to launch payments and gift vouchers. We also launched APPASHOPS, the company’s Marketplace, which although it is incipient, we hope will contribute to the recovery of post-pandemic activity. We will continue to innovate in accordance with the evolution of the dynamics of consumption and deployment of Omni channel and complementing physical sales in stores with online sales.

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and associated companies

The following table includes a description of our direct subsidiaries and associated companies as of June 30, 2021:

Subsidiaries	Effective Ownership and Voting Power Percentage	Property/Activity
Agro-Uranga S.A...................	34.86%	Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.
Uranga Trading S.A...............	34.86%	Uranga Trading S.A. is committed to facilitate and optimally manage the trade of grains of the highest quality, locally and internationally.
Brasilagro Companhia Brasileira de Propiedades Agrícolas................................	39.44%(1)(3)	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.
Alafox S.A..............................	100%

Alafox S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Futuros y Opciones.Com S.A. .....................................	50.10%

A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, crops brokerage services and cattle operations.

Amauta Agro S.A. (formerly known as FyO Trading S.A.)	98.57%(2)

Amauta Agro S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

FyO Acopio S.A. (formerly known as Granos Olavarria S.A.)........................................	98.57%(2)	FyO Acopio S.A. is principally engaged to the warehousing of cereals and brokering of grains.
Helmir S.A. ...........................	100%

Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima.................................	62.22%(1)(3)	It is a leading Argentine company devoted to the development and management of real estate.
IRSA Propiedades Comerciales S.A....................	3.36%	It is one of the largest owners, developers and operators of shopping malls, offices and other commercial properties in Argentina in terms of gross leasable area and number of rental properties.

(1) Excludes effect of treasury stock.

(2) Includes Futuros y Opciones.Com S.A.’s interest.

(3) Includes Helmir’s interest.

D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Agricultural Properties

As of June 30, 2021, we owned, together with our subsidiaries, 26 farmlands, which have a total surface area of 636,043, hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

Owned Farmlands as of June 30,2021
	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net Book Value (ARS Millions)(1)
1	El Recreo	Catamarca	Argentina	12,935	May ‘95	Natural woodlands	32
2	Los Pozos	Salta	Argentina	239,639	May ‘95	Cattle/ Agriculture/ Natural woodlands	2,898
3	San Nicolás/Las Playas	Santa Fe/Córdoba	Argentina	2,893	May ‘97	Agriculture/ Dairy	-
4	La Gramilla/ Santa Bárbara	San Luis	Argentina	7,072	Nov ‘97	Agriculture Under irrigation	1,356
5	La Suiza	Chaco	Argentina	26,371	Jun ‘98	Agriculture/ Cattle	909
6	El Tigre	La Pampa	Argentina	8,360	Apr ‘03	Agriculture/ Dairy	900
7	San Pedro	Entre Rios	Argentina	3,582	Sep ‘05	Agriculture	805
8	8 De Julio/ Estancia Carmen	Santa Cruz	Argentina	100,911	May ‘07/ Sep ‘08	Sheep	221
9	Administración Cactus	San Luis	Argentina	171	Dec ‘97	Natural woodlands	10
10	Las Vertientes	Cordoba	Argentina	-	-	Silo	-
11/12/13	Las Londras/San Rafael/ La Primavera	Santa Cruz	Bolivia	9,875	Nov-08/Jan-11	Agriculture	-
14	Finca Mendoza	Mendoza	Argentina	674	Mar ‘11	Natural woodlands	-
15	Establecimiento Mendoza	Mendoza	Argentina	9	Nov’03	Natural woodlands	130
16	Marangatú/Udra (2) (3)	Mariscal Estigarribia	Paraguay	59,585	Feb-09	Agriculture /Natural Woodlands	5,016
17/26	Brasilagro(2) (3)		Brazil	163,966		Agriculture/ Forestry/Cattle	17,699
	Subtotal			636,043			29,977

(1) Acquisition costs plus improvements and furniture necessary for the production, less depreciation.

(2) Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.

(3) See the section “Overview of Brasilagro’s Properties”.

Overview of Brasilagro’s Properties

As of June 30, 2021, we owned, together with our subsidiaries, 12 farmlands, which have a total surface area of 223,551 hectares, acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

Properties	Place	Total Area	Use	Net Book Value
		(ha)		(ARS Millions)	(USD Millions)
Jatobá Farmland	Jaborandi/BA	13,276	Agriculture	1,941	20
Alto Taquari Farmland (1)	Alto Taquari/MT	5,103	Agriculture	747	8
Araucária Farmland	Mineiros/GO	5,534	Agriculture	1,220	13
Chaparral Farmland	Correntina/BA	37,182	Agriculture	2,400	25
Nova Buriti Farmland	Januária/MG	24,212	Forestry	453	5
Preferência Farmland	Barreiras/BA	17,799	Cattle	592	6
São José Farmland	Maranhão/MA	17,566	Agriculture	2,233	23
Marangatu/ Udra Farmlands	Boqueron Paraguai	59,585	Agriculture	5,016	52
Arrojadinho	Barreiras/BA	16,642	Agriculture	1,903	20
Rio do Meio	Correntina/MA	12,288	Agriculture	3,094	32
Serra Grande	Correntina/BA	4,489	Agriculture	709	7
Acres del Sud Farmland	Bolivia	9,875	Agriculture	2,407	25
	Total Brazil	223,551		22,715	237

(1) On October 8, 2021, BrasilAgro, informed that it has sold an area of 3,723 hectares (2,694 arable hectares). For more information about exchange controls see, “Recent Developments-Sale of Alto Taquari (Brasilagro)”.

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

The following table sets forth certain information about our properties for the Operation Center in Argentina as of June 30, 2021:

	Date of	Leasable/ Sale		Net Book
Property (6)	Acquisition	sqm / Rooms	Location	Value ARS (2)	Use	Occupancy rate

República Building (3)	Apr-08	19,885	City of Buenos Aires	13,542	Office Rental	66.9%
Bankboston Tower (3)(13)	Aug-07	-	City of Buenos Aires	267	Office Rental	93.5%
Bouchard 551	mar-07	-	City of Buenos Aires	458	Office Rental	-
Intercontinental Plaza Building (3)	nov-97	2,979	City of Buenos Aires	1,946	Office Rental	100.0%
Dot Building (3)	nov-06	11,242	City of Buenos Aires	6,639	Office Rental	84.9%
Zetta Building	jun-19	32,173	City of Buenos Aires	19,363	Office Rental	84.7%
Suipacha 664	nov-91	11,465	City of Buenos Aires	2,257	Office Rental	17.3%
Phillips Building	jun-17	8,017	City of Buenos Aires	4,199	Office Rental	93.1%
San Martín plot (ex Nobleza Picardo)	may-11	109,610	Province of Buenos Aires, Argentina	8,818	Other Rentals	22.5%
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires / Detroit U.S	6,918	Other Rentals	N/A
Abasto Shopping(3)	nov-99	36,796	City of Buenos Aires, Argentina	7,556	Shopping Mall	99.7%
Alto Palermo Shopping(3)	Dec-97	20,045	City of Buenos Aires, Argentina	7,376	Shopping Mall	98.4%
Alto Avellaneda(3)	Dec-97	39,838	Province of Buenos Aires, Argentina	5,518	Shopping Mall	64.8%
Alcorta Shopping(3)(12)	jun-97	15,812	City of Buenos Aires, Argentina	5,876	Shopping Mall	90.6%
Patio Bullrich(3)	oct-98	11,396	City of Buenos Aires, Argentina	2,130	Shopping Mall	87.8%
Alto Noa(3)	nov-95	19,314	City of Salta, Argentina	1,157	Shopping Mall	98.1%
Mendoza Plaza(3)	Dec-94	43,312	Mendoza, Argentina	1,772	Shopping Mall	97.3%
Alto Rosario (3)	Dec-04	33,731	Santa Fe, Argentina	4,597	Shopping Mall	95.4%
Córdoba Shopping -Villa Cabrera(3)(11)	Dec-06	15,361	City of Córdoba, Argentina	1,358	Shopping Mall	91.4%
Dot Baires Shopping(3)	may-09	47,493	City of Buenos Aires, Argentina	6,287	Shopping Mall	80.7%
Soleil Premium Outlet(3)	jul-10	15,158	Province of Buenos Aires, Argentina	1,924	Shopping Mall	90.3%
La Ribera Shopping(3)	Aug-11	10,530	Santa Fe, Argentina	570	Shopping Mall	96,2%
Distrito Arcos (3)	Dec-14	14,335	City of Buenos Aires, Argentina	2,085	Shopping Mall	100.0%
Alto Comahue(3)	mar-15	11,705	Neuquén, Argentina	1,037	Shopping Mall	92.4%
Patio Olmos(3)	sep-97	-	City of Córdoba, Argentina	1,428	Shopping Mall	N/A
Caballito Plot of Land (3)	nov-97	-	City of Buenos Aires	5,150	Land Reserve	N/A
Santa María del Plata	oct-97	116,100	City of Buenos Aires	32,328	Other Rentals	25.9%
Catalinas Building	may-10	27,530	City of Buenos Aires	19,816	Offices and Other Rentals	80.2%
Luján plot of land(3)	may-08	1,160,000	Province of Buenos Aires, Argentina	1,504	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	10,715	Land Reserve	N/A
Building annexed to Alto Palermo Shopping	N/A	0	City of Buenos Aires	3,090	Properties under development	N/A
Other Developments (15)	N/A	0	City of Buenos Aires	373	Properties under development	N/A
Buildable potentials (14)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé	4,486	Other Rentals	N/A
Intercontinental Hotel (7) (12)	nov-97	313	City of Buenos Aires	845	Hotel	8.5%
Libertador Hotel (8) (12)	mar-98	200	City of Buenos Aires	376	Hotel	7.9%
Llao Llao Hotel (9)(10) (12)	jun-97	205	City of Bariloche	1,354	Hotel	21.9%

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

(5) Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102, 3103 y 3105, Madero 1020, La Adela, Paseo del Sol, Libertador 498, Beruti Parking Space Santa María del Plata and Detroit properties.

(6) Percentage of occupation of each property. Land reserves are assets that the company keeps in the portfolio for future developments.

(7) Through Nuevas Fronteras S.A.

(8) Through Hoteles Argentinos S.A.U.

(9) Through Llao Llao Resorts S.A.

(10) Includes “Terreno Bariloche.”

(11) The cinema building located at Córdoba Shopping - Villa Cabrera is included in Investment Properties, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. Includes “Ocampo parking spaces”

(12) Express in number of rooms.

(13) The offices were totally sold during the fiscal year.

(14) Includes buildable potentials related to the following shopping malls: Patio Bullrich, Alto Palermo, Córdoba Shopping and Alto Rosario.

(15) Includes the following developments: EH UT, PH Office Park, Phillips Building and Alto Avellaneda.

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

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured (in Millions of ARS)	Book Value (in Millions of ARS)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	4,073	8,319
Vehicles	Theft, fire and civil and third parties liability	164	62

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

Control Systems

IRCP has computer systems equipped to monitor tenants’ sales (except stands) in all of its shopping malls. IRCP also conduct regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in its shopping malls has a point of sale that is linked to our main server. IRCP uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server. During this fiscal year, we started the renpvation of our payment terminals with contactless technology (Clover).

Item 4A. Unresolved Staff Comments

This item is not applicable.

Item 5. Operating and Financial Review and Prospects

A. CONSOLIDATED OPERATING RESULTS

The following management’s discussion and analysis of our financial condition and results of operations should be read together with our Audited Consolidated Financial Statements and related notes appearing elsewhere in this Annual Report. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this Annual Report. See Item 3 “Key Information - D. Risk Factors” for a more complete discussion of the economic and industry-wide factors relevant to us.

The objective of this Management’s Discussion and Analysis section is to provide a description of our economic and financial condition as of June 30, 2021, particularly considering that the operating results for such fiscal year have been affected by the COVID 19 pandemic’s restrictions, mainly over our urban properties. IRSA CP’s shopping malls and hotels were closed for most of the year while the offices remained operational, even though most of the tenants adopted the remote work modality. Agricultural and agricultural-related activities continued to operate normally during the pandemic as it was essential agricultural activity in the provision of food. In this sense, the purpose of this management’s discussion and analysis is to describe the impact of the pandemic and other macroeconomic or operational drivers over our business segments in order to explain the reasons or causes that originate our results of operations.

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

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period (June 30, 2021). See “Risk Factors-Risks Relating to Argentina-A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition

Revenue Recognition

We identify contracts with customers and evaluate the goods and services committed therein to determine performance obligations and their classification between performance obligations that are satisfied at a given time or over time.

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

Contingent rents, i.e. lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent revisions are recognized when such reviews have been agreed with tenants.

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

These revenues have been recognized in discontinued operations (see Note 36 to our Audited Consolidated Financial Statements).

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

The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar, and the appreciation (depreciation) of the NIS against the U.S. dollar for the indicated periods (inter‑annual information-which is the 12 month period preceding the dates presented-is presented to conform to our fiscal year periods).

	Fiscal year ended June 30,
	2021	2020	2019
	(inter‑annual data)
GDP (1)	17.9%	(19.1)%	(3.7)%
Inflation (IPIM) (2)	65.1%	39.7%	60.8%
Inflation (CPI)	50.2%	42.8%	55.8%
Depreciation of the Peso against the U.S. dollar	(35.9%)	(66.1)%	(47.1)%
Average exchange rate per USD1.00 (3)	ARS 95.6200	ARS 70.3600	ARS 42.3630
(1)	Represents inter annual growth of the last twelve months GDP average at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.
(2)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30, 2021. As of September 23, 2021, the exchange rate was 98.4400 per U.S. Dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP increased 17.9% during our 2021 fiscal year, compared to a contraction of 19.1% in our fiscal year 2020. Nationally, shopping mall sales increased 448.8% compared to fiscal 2020 and 59.5% comparing fiscal 2021 to fiscal 2019. As of June 30, 2021, the unemployment rate was at 9.6% of the country’s economically active population compared to 13.1% as of June 30, 2020. The monthly estimate of economic activity (“EMAE”) as of June 30, 2021, increased by 10.8% compared to the same month in 2020. In the second quarter of 2021, the activity rate was 45.9%, the employment rate was 41.5% and the unemployment rate was 9.6%.

In the context of the health emergency related to the COVID-19 pandemic, the main impact on the labor market was verified in the dynamics of the employment rate (TE), which measures the proportion of employed persons in relation to the total population. The second quarter of 2021 basically showed no changes compared to the first quarter of the year; but an increase of 8.1 p.p. compared to the second quarter of 2020, driven by the lower proportion of people who were able to report to work during 2020. Due to COVID-19 pandemic, total sales at current prices in the month of June 2021 relevant to the survey reached a total of ARS 15,805.8 million, which represents an increase of 448.8% compared to the month of June 2020 and 59.5% compared to the month of June 2019.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth, may reduce general consumption rates at our shopping malls. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenue from services rendered.

It is worth mentioning that Argentina government, is moving forward with the vaccination plan. As of the date of this Annual Report, more than 69.5 million doses of the COVID-19 vaccine had been administered. Currently, there are more than 25.6 million people fully vaccinated in Argentina, representing approximately 56% of Argentina's total population. The advance of the virus could imply an economic deterioration of any of Argentina’s main trading partners (including Brazil, the European Union, China and the United States) as a result of the adoption of measures to contain the pandemic similar to those implemented in Argentina. The contraction in the economies of Argentina’s trading partners could have a significant adverse impact on Argentina’s trade balance through lower demand for exports or through a fall in the prices of agricultural commodities, negatively affecting the economy of Argentina.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumerprice index	Wholesaleprice index
	(inter‑annual data)
Fiscal year ended June 30,
2019	55.8%	60.8%
2020	42.8%	39.7%
2021	50.2%	65.1%

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

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 3% and 12% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases on a quarterly and cumulative basis following the IPC index. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Information of the Company-Business Overview-Our Shopping Malls-Principal Terms of our Leases.”

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

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business. See “Item 5.A. Operating Results - COVID-19 Pandemic.”

Effects of interest rate fluctuations

Most of our U.S. dollar-denominated debt accrues interest at a fixed rate. An increase in interest rates will result in a significant increase in our financing costs and may materially affect our financial condition or our results of operations.

In addition, a significant increase of interest rates could deteriorate the terms and conditions in which our tenants obtain financing from banks and financial institutions in the market. As a consequence of that, if they suffer liquidity problems the collection of our lease contracts could be affected by an increase in the level of delinquency.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation or depreciation of the peso against the U.S. dollar would increase our indebtedness measured in pesos and materially affect our results of operations. Foreign currency exchange restrictions imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated‑ liabilities.

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

For more information about the evolution of the U.S dollar / Peso exchange rate, see “Exchange Rate and Exchange Controls.”

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports prepared by appraisers, is recorded in our consolidated statement of income and other comprehensive income for the fiscal year during which the revaluation occurs. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation of the Argentine peso for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars For example:

•	during the 2019 fiscal year, there was a 46.8% depreciation of the peso from ARS 28.85 to USD 1.00 as of June 30, 2018 to ARS 42.36 to USD 1.00 as of June 30, 2019;

•	during the 2020 fiscal year, there was a 66.1% depreciation of the peso from ARS 42.363 to USD 1.00 as of June 30, 2019 to ARS 70.36 to USD 1.00 as of June 30, 2020; and

•	during the 2021 fiscal year, there was a 35.9% depreciation of the peso from ARS 70.36 to USD 1.00 as of June 30, 2020 to ARS 95.62 to USD 1.00 as of June 30, 2021.

The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in pesos (the Company functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in U.S. dollars, However, as a consequence of the restrictions imposed by the Central Bank on foreign exchange transactions, purchase and sales of office buildings are now usually settled in Argentine pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by IRSA CP in the past few months). Therefore, IRSA CP has valued its office buildings and undeveloped parcels of land in Argentine pesos at the end of the year, considering the situation described above, which results in a gain with respect to the values previously recorded.

Factors Affecting Comparability of our Results Factors Affecting Comparability of our Results

Comparability of information

COVID-19 Pandemic

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these Annual Report are described below:

•	Cresud and its subsidiary BrasilAgro continued to operate normally during the pandemic as it was the essential agricultural activity in the provision of food.

•	During the fourth quarter of fiscal year 2021, shopping centers in the Buenos Aires Metropolitan Area suspended their operations between April 16 and June 11, operating only those segments considered essential such as pharmacies, supermarkets, and banks. The impact on Revenues for the closing months due to the pandemic was 40.3% in fiscal year 2021.

•	Regarding the office segment, although most of the tenants continue to work in the home office mode, they are operational with strict safety and hygiene protocols. As of today, we have experienced a slight increase in the vacancy rates, although we have not suffered a deterioration in collections.

•	La Rural, the Buenos Aires and Punta del Este Convention Centers and the Arena stadium, establishments that the Group owns directly or indirectly, were closed from March 20, 2020, to July 12, 2021, date from which the protocols for holding events, conferences and exhibitions were activated.

•	The Libertador and Intercontinental hotels in the City of Buenos Aires have been operating since December 2020, although with low occupancy levels. The Llao Llao Resort, located in Bariloche, was able to operate during the fourth quarter with average occupancy levels thanks to the domestic tourism.

The final extent of the Coronavirus outbreak and its impact on the country’s economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet its financial commitments for the next twelve months.

We are closely monitoring the situation and taking all necessary measures to preserve human life and the Company’s businesses.

Operations Center in Argentina

Office buildings

During the year ended June 30, 2019, our Office portfolio incorporated the Zetta building, an office building of 32,173 square meters of gross leasable area and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City.

During the year ended June 30, 2020, we have incorporated as an investment property the building “Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of gross leasable area over 30 office floors and includes 316 parking spaces in 4 basements. On April 29, 2021, the Company inaugurated its newest office development in Buenos Aires, which was operative since December 2020. The Company owns 80% of the building (28,000 sqm).

On July 15, 2020, the Company signed an agreement to sell a mid-rise floor with an area of approximately 1,063 sqm and 5 parking spaces of BankBoston Tower located at 265 Della Paolera in Catalinas district of Buenos Aires City.

Likewise, on August 25,

2020, the Company sold and transferred 5 additional floors with a gross rental area of 6,235 sqm and 25 garages located in the building.

On July 30, 2020, the Company sold the entire “Bouchard 710” tower, located in Plaza Roma District of Buenos Aires City. The building has 15,014 sqm of gross leasable area 12 office floors and 116 parking spaces.

Sales and developments

On July 11, 2018, we acquired the Maltería Hudson plot that has a surface area of 147,895 square meters and approximately 40,000 GLA at the intersection of Route 2 and Buenos Aires - La Plata highway.

On December 2019, due to the TGLT recapilazation agreement, we signed with TGLT a subscription commitment for Class A preferred shares under Class A Public Offer to make a contribution in kind of shares of the company La Maltería SA, 100% of its ownership.

Shopping malls

During the fiscal years ended June 30, 2021 and 2020, we maintained the same portfolio of operating shopping malls. During the fiscal year ended June 30, 2019, the surface area of our Shopping Malls segment was reduced by 11,875 square meter due to the return of Buenos Aires Design, whose concession terminated in November 2018.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected financial data as of June 30, 2021, 2020, 2019 and 2018 and for the fiscal years ended June 30, 2021, 2020, 2019, 2018 and 2017. The selected consolidated statement of income and other comprehensive income data and the selected consolidated statement of cash flow data for the fiscal years ended June 30, 2021, 2020 and 2019 and the selected consolidated statement of financial position data as of June 30, 2021 and 2020 have been prepared in accordance with IFRS, as issued by the IASB, and CNV Rules, and have been derived from our Audited Consolidated Financial Statements included in this Annual Report.

The summary consolidated statement of income and other comprehensive income and cash flow data for the fiscal years ended June 30, 2018 and 2017 and the summary consolidated statement of financial position data as of June 30, 2019 and 2018 have been restated pursuant to IAS 29 to reflect the effect of hyperinflation in Argentina. As a result of such restatement, the selected financial information included in this Annual Report differ from previously reported financial information. Also, the summary consolidated statement of income and other comprehensive income and cash flow data for the fiscal years ended June 30, 2018 and 2017 have been retroactively restated to reflect the loss of control of IDBD and DIC.

You should read the information below in conjunction with our Audited Consolidated Financial Statements, including the notes thereto.

In the following table, we have translated peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2021, quoted by the Banco de la Nación Argentina, which was ARS 95.7200 per USD 1.00. The average of the seller exchange rate for the fiscal year 2021, quoted by Banco de la Nación Argentina was ARS 83.9081. We make no representation that these peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates” and “Risk Factors-Risks Relating to Argentina- Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.” For more information see “Operating and Financial Review and Prospects-Factors Affecting Comparability of our Results.”

	For the fiscal year ended June 30,
	2021 (1)	2021	2020	2019	2018	2017
Consolidated Statements of Income and Other Comprehensive Income	in millions of USD	in millions of ARS (except per share data)

Revenues	443	42,411	51,068	47,529	42,645	39,138
Costs	(353)	(33,832)	(33,925)	(26,733)	(23,488)	(21,327)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	151	14,467	4,128	3,251	2,529	377
Changes in the net realizable value of agricultural products after harvest	(6)	(590)	986	(65)	799	(541)
Gross profit	235	22,456	22,257	23,982	22,485	17,647
Net (loss)/ gain from fair value adjustment of investment properties	(23)	(2,246)	51,040	(58,033)	28,494	(7,829)
Gain from disposal of farmlands	14	1,310	1,259	998	2,487	946
General and administrative expenses	(54)	(5,167)	(5,147)	(6,090)	(5,362)	(5,108)
Selling expenses	(43)	(4,147)	(4,850)	(3,294)	(3,856)	(3,595)
Other operating results, net	(24)	(2,282)	2,500	727	2,197	(617)
Management fees	-	-	(316)	-	(2,187)	(930)
Profit/ (loss) from operations	105	9,924	66,743	(41,710)	44,258	514
Share of (loss)/ profit of associates and joint ventures	(46)	(4,435)	11,060	(10,778)	(4,549)	(1,796)
Profit/ (loss) before financial results and income tax	59	5,489	77,803	(52,488)	39,709	(1,282)
Finance income	7	657	460	312	1,213	1,617
Finance cost	(157)	(15,020)	(15,319)	(10,490)	(8,163)	(6,938)
Other financial results	209	19,997	(15,710)	(999)	(26,969)	9,281
Inflation adjustment	6	572	(164)	(1,026)	(648)	(5,233)
Financial results, net	65	6,206	(30,733)	(12,203)	(34,567)	(1,273)
Profit/ (loss) before income tax	124	11,695	47,070	(64,691)	5,142	(2,555)
Income tax	(292)	(27,940)	(11,948)	(820)	14,223	(2,317)
(Loss)/ profit for the year from continuing operations	(168)	(16,245)	35,122	(65,511)	19,365	(4,872)
(Loss)/ profit for the year from discontinued operations	(86)	(8,257)	(5,080)	4,334	21,820	12,645
(Loss)/ profit for the year	(254)	(24,502)	30,042	(61,177)	41,185	7,773

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive (loss) / income from subsidiaries	(10)	(915)	(3,783)	593	4,594	403
Revaluation surplus	10	983	922	1,668	157	-
Change in the fair value of hedging instruments net of income taxes	-	-	-	-	(4)	2
Other comprehensive income/ (loss) for the year from continuing operations	-	68	(2,861)	2,261	4,747	405
Other comprehensive (loss)/ income for the year from discontinued operations	(120)	(11,442)	20,009	(3,469)	20,325	8,288
Total other comprehensive (loss)/ income for the year	(120)	(11,374)	17,148	(1,208)	25,072	8,693
Total comprehensive (loss)/ income for the year	(374)	(35,876)	47,190	(62,385)	66,257	16,466
Total comprehensive (loss)/ income from continuing operations	(169)	(16,177)	32,261	(63,250)	23,925	(4,741)
Total comprehensive (loss)/ income from discontinued operations	(205)	(19,699)	14,929	865	42,332	21,207
Total comprehensive (loss)/ income for the year	(374)	(35,876)	47,190	(62,385)	66,257	16,466
(Loss)/ Profit of the year attributable to:
Equity holders of the parent	(131)	(12,569)	5,901	(40,248)	9,171	(1,340)
Non-controlling interest	(123)	(11,933)	24,141	(20,929)	32,014	9,113
(Loss)/ Profit from continuing operations attributable to:
Equity holders of the parent	(80)	(7,679)	11,345	(19,631)	13,683	173
Non-controlling interest	(88)	(8,566)	23,777	(45,880)	5,682	(5,045)
Total comprehensive (loss)/ income attributable to:
Equity holders of the parent	(166)	(15,912)	3,636	(40,672)	8,674	2,157
Non-controlling interest	(208)	(19,964)	43,554	(21,713)	57,583	14,309

	Fiscal year ended June 30, 2021 (1)	Fiscal year ended June 30, 2021	Fiscal year ended June 30, 2020	Fiscal year ended June 30, 2019	Fiscal year ended June 30, 2018
Consolidated Statements of Financial Position	in millions of USD	in millions of ARS (except per share data)
ASSETS
Non-current assets
Investment properties	1,996	191,099	345,711	503,194	546,240
Property, plant and equipment	419	40,115	90,054	81,267	78,214
Trading properties	17	1,644	7,294	11,798	22,231
Intangible assets	31	2,990	42,344	39,079	42,050
Right-of-use assets	44	4,257	32,936	-	-
Biological assets	34	3,247	2,642	2,711	3,022
Other assets	-	-	-	47	626
Investments in associates and joint ventures	136	12,999	112,842	67,395	87,404
Deferred income tax assets	5	493	1,392	1,160	3,920
Income tax and MPIT credits	-	35	94	410	1,511
Restricted assets	2	202	2,908	6,830	7,273
Trade and other receivables	112	10,715	41,044	32,638	30,488
Investment in financial assets	14	1,320	5,280	6,202	5,730
Financial assets held for sale	-	-	-	8,970	26,010
Derivative financial instruments	1	75	246	230	101
Total non-current assets	2,811	269,191	684,787	761,931	854,820
Current assets
Trading properties	1	114	3,479	786	10,942
Biological assets	70	6,718	4,165	5,700	3,049
Inventories	112	10,686	13,623	9,617	7,886
Restricted assets	-	-	9,326	9,404	14,188
Income tax and MPIT credits	2	164	460	840	1,334
Groups of assets held for sale	-	-	65,812	17,270	17,339
Trade and other receivables	237	22,723	65,663	57,755	57,482
Investment in financial assets	15	1,414	27,324	67,791	85,611
Financial assets held for sale	-	-	5,072	25,032	14,915
Derivative financial instruments	7	633	482	243	517
Cash and cash equivalents	288	27,529	151,591	134,135	129,079
Total current assets	732	69,981	346,997	328,573	342,342
TOTAL ASSETS	3,543	339,172	1,031,784	1,090,504	1,197,162
SHAREHOLDERS’ EQUITY
Share capital	6	589	499	486	482
Treasury shares	-	3	3	16	20
Inflation adjustment of share capital and treasury shares	156	14,960	14,951	14,951	14,951
Warrants	15	1,473	-	-	-
Share premium	198	18,979	15,909	15,909	15,909
Additional paid-in capital from treasury shares	1	135	135	137	137
Legal reserve	8	719	560	560	560
Special reserve	12	1,157	1,157	7,779	7,779
Other reserves	43	4,096	1,515	54,716	9,202
Retained earnings	(101)	(9,665)	3,063	(58,440)	30,926
Equity attributable to equity holders of the parent	338	32,446	37,792	36,114	79,966
Non-controlling interest	767	73,447	145,683	154,945	185,073
TOTAL SHAREHOLDERS’ EQUITY	1,105	105,893	183,475	191,059	265,039
LIABILITIES
Non-current liabilities
Borrowings	765	73,233	481,268	596,916	626,064
Deferred income tax liabilities	859	82,231	74,301	85,902	90,064
Trade and other payables	24	2,250	4,485	4,251	12,378
Provisions	4	389	4,643	17,240	11,912
Employee benefits	-	-	671	284	366
Derivative financial instruments	-	47	112	2,208	-
Lease liabilities	48	4,567	22,821	-	134
Payroll and social security liabilities	1	135	371	296	254
Total non-current liabilities	1,701	162,852	588,672	707,097	741,172
Current liabilities
Trade and other payables	205	19,585	53,806	48,513	60,166
Borrowings	475	45,435	147,780	120,737	107,147
Provisions	2	151	3,669	3,720	3,537
Group of liabilities held for sale	-	-	35,521	12,222	10,829
Payroll and social security liabilities	16	1,486	7,037	5,711	6,239
Income tax and MPIT liabilities	11	1,096	1,238	1,047	1,989
Lease liabilities	17	1,593	8,503	-	-
Derivative financial instruments	11	1,081	2,083	398	1,047
Total Current liabilities	737	70,427	259,637	192,348	190,954
TOTAL LIABILITIES	2,438	233,279	848,309	899,445	932,126
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,543	339,172	1,031,784	1,090,504	1,197,165

	For the fiscal year ended June 30,
	2021	2021	2020	2019	2018	2017
Consolidated Statements of Cash Flows	in millions of USD	in millions of ARS (except per share data)

Net cash generated from operating activities	93	8,886	53,672	38,368	36,273	35,521
Net cash generated from/ (used in) investing activities	770	73,657	60,547	15,849	(47,393)	(9,948)
Net cash (used in)/generated from financing activities	(566)	(54,165)	(109,082)	(38,654)	(6,022)	9,111

	For the fiscal year ended June 30,
	2021 (1)	2021	2020	2019	2018
Other Financial Data	in millions of USD	in millions of ARS (except per share data)
Basic net income per share (2)	(0.249)	(23.838)	11.192	(76.333)	18.460
Diluted net income per share (3)	(0.249)	(23.838)	10.876	(76.333)	17.754
Basic net income per ADS (2)(4)	(2.490)	(238.378)	111.916	(763.326)	184.596
Diluted net income per ADS (3)(4)	(2.490)	(238.378)	108.765	(763.326)	177.536
Capital stock	6	592	502	502	502
Number of common shares	591,642,804	591,642,804	501,642,804	501,642,804	501,642,804
Weighted - average number of common shares outstanding	527,271,497	527,271,497	499,408,483	489,067,648	496,687,276
Diluted weighted - average number of common shares (5)	542,547,771	542,547,771	514,684,757	508,783,905	516,403,816
Dividends paid	(34)	(3,298)	(1,889)	(1,000)	(6,553)
Dividends per share	(0.07)	(6.25)	(3.78)	(2.04)	(13.19)
Dividends per ADS (4)	(0.65)	(62.55)	(37.82)	(20.45)	(131.94)
Depreciation and amortization	36	3,452	2,947	1,613	15,382
Capital expenditure	47	4,487	18,567	31,005	34,157
Working Capital	(5)	(446)	87,360	136,225	151,388
Gross margin (6)	0.39	0.39	0.40	0.47	0.50
Operating margin (7)	0.18	0.18	1.19	(0.82)	0.96
Net margin (8)	(0.43)	(0.43)	0.54	(1.20)	0.91
Ratio of current assets to current liabilities (9)	0.99	0.99	1.34	1.71	1.79
Ratio of shareholders’ equity to total liabilities (10)	0.45	0.45	0.22	0.21	0.28
Ratio of non current assets to total assets (11)	0.79	0.79	0.66	0.70	0.71
Ratio of “Return on Equity” - ROE (12)	(0.17)	(0.17)	0.16	(0.27)	N/A.

(1)

Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2021 which was Ps.95.72 = USD1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

(2)	Basic net income per share is computed by dividing the net income available to common shareholders for the year by the weighted average common shares outstanding during the year.
(3)

Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common shares assuming the total conversion of outstanding notes and exercise of outstanding options. Due to the loss for the year, there is no diluted effect on this result.

(4)	Determined by multiplying per share amounts by ten (one ADS equals ten common shares).
(5)	Assuming exercise of all outstanding warrants to purchase our common shares.
(6)	Gross profit divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(7)	Operating income divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(8)	Net income divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(9)	Current assets over current liabilities.
(10)	Shareholders’ equity over total liabilities.
(11)	Non-current assets over total assets.
(12)	Profitability refers to Income for the year divided by average Shareholders’ equity.

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

Segment information is reported from the perspective of products and services, considering separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks.

As of fiscal year 2018, the CODM reviews certain corporate expenses associated in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the “Corporate” segment.

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

The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets; agricultural services; leasing of the Group’s farms to third parties; and planting, harvesting and sale of sugarcane.

The “Land transformation and sales” segment comprises gains from the disposal and development of farmlands activities

The “Other” segment includes, principally, slaughtering and processing in the meat refrigeration plant; and brokerage activities, among others.

The “Corporate” segment includes corporate expenses related to agricultural business.

Urban properties and investments business:

Operations Center in Argentina:

Within this center, IRSA operates in the following segments:

The “Shopping Malls” segment includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Company.

•	The “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.

•	The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.

•	The “Hotels” segment includes the operating results mainly comprised of room, catering and restaurant revenues.

•	The “International” segment includes assets and operating profit or loss from business related to associates Condor (hotels) and New Lipstick (offices).

•	The “Others” s segment primarily includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by BHSA.

•	The “Corporate” segment includes the expenses related to the corporate activities of the Operations Center in Argentina.

As of the 2018 fiscal year, the CODM reviews the office business as a single segment and the entertainment business in an aggregate manner and separately from offices, and has been exposed in the “Others” segment.

The CODM periodically reviews the results and certain asset categories, assesses performance of operating segments and allocates resources within this operations center based on a measure of profit or loss of the segment represented by the operating income (loss) plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Audited Consolidated Financial Statements, except for the following:

•	Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

•	Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

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

Operations Center in Israel:

Until September 2020 the Group used to report its financial performance separately in two Operations Centers. However, as described in Note 1, during September 2020 the Group lost control of IDBD and, then, has reclassified the results of Operations Center in Israel to discontinued operations. As a consequence of the situation described, from October 1, 2020, the Group reports its financial performance through a single Operation Center. Segment information for the previous fiscal years has been recast for the purposes of comparability with the present fiscal year.

As explained previously therefore, it only includes assets as of June 30, 2020 and 2019.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated.

Below is a summarized analysis of the operating segments of the Company for the year ended June 30, 2021:

	06.30.21
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
	(in million of ARS)
Revenues	29,766	10,114	10,114	39,880	(50)	2,945	(364)	42,411
Costs	(27,275)	(3,448)	(3,448)	(30,723)	70	(3,179)	-	(33,832)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	14,278	-	-	14,278	-	-	189	14,467
Changes in the net realizable value of agricultural products after harvest	(590)	-	-	(590)	-	-	-	(590)
Gross profit	16,179	6,666	6,666	22,845	20	(234)	(175)	22,456
Net gain / (loss) from fair value adjustment of investment properties	5,510	(7,635)	(7,635)	(2,125)	(121)	-	-	(2,246)
Gain from disposal of farmlands	1,310	-	-	1,310	-	-	-	1,310
General and administrative expenses	(2,176)	(3,095)	(3,095)	(5,271)	14	-	90	(5,167)
Selling expenses	(2,742)	(1,511)	(1,511)	(4,253)	21	-	85	(4,147)
Other operating results, net	(2,209)	(157)	(157)	(2,366)	(20)	107	(3)	(2,282)
Profit / (loss) from operations	15,872	(5,732)	(5,732)	10,140	(86)	(127)	(3)	9,924
Share of loss of associates and joint ventures	(60)	(3,988)	(3,988)	(4,048)	(385)	-	(2)	(4,435)
Segment profit / (loss)	15,812	(9,720)	(9,720)	6,092	(471)	(127)	(5)	5,489

Reportable assets	65,748	207,197	207,197	272,945	(1,484)	-	67,707	339,168
Reportable liabilities	-	-	-	-	-	-	(233,275)	(233,275)
Net reportable assets	65,748	207,197	207,197	272,945	(1,484)	-	(165,568)	105,893

Below is a summarized analysis of the operating segments of the Company for the year ended June 30, 2020:

	06.30.20
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
	(in million of ARS)
Revenues	30,084	16,731	-	16,731	46,815	(90)	4,655	(312)	51,068
Costs	(25,016)	(4,138)	-	(4,138)	(29,154)	80	(4,851)	-	(33,925)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,925	-	-	-	3,925	-	-	203	4,128
Changes in the net realizable value of agricultural products after harvest	986	-	-	-	986	-	-	-	986
Gross profit	9,979	12,593	-	12,593	22,572	(10)	(196)	(109)	22,257
Net gain from fair value adjustment of investment properties	1,172	50,263	-	50,263	51,435	(395)	-	-	51,040
Gain from disposal of farmlands	1,259	-	-	-	1,259	-	-	-	1,259
General and administrative expenses	(1,881)	(3,367)	-	(3,367)	(5,248)	20	-	81	(5,147)
Selling expenses	(3,057)	(1,849)	-	(1,849)	(4,906)	27	-	29	(4,850)
Other operating results, net	2,379	17	-	17	2,396	28	73	3	2,500
Management fees	-	-	-	-	-	-	(316)	-	(316)
Profit from operations	9,851	57,657	-	57,657	67,508	(330)	(439)	4	66,743
Share of profit of associates and joint ventures	186	10,584	-	10,584	10,770	254	-	36	11,060
Segment profit	10,037	68,241	-	68,241	78,278	(76)	(439)	40	77,803

Reportable assets	55,680	237,299	673,968	911,267	966,947	(1,008)	-	(100,045)	865,894
Reportable liabilities	-	-	(600,580)	(600,580)	(600,580)	-	-	(139,116)	(739,696)
Net reportable assets	55,680	237,299	73,388	310,687	366,367	(1,008)	-	(239,161)	126,198

Below is a summarized analysis of the operating segments of the Company for the year ended June 30, 2019:

	06.30.19

		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
	(in million of ARS)
Revenues	19,973	22,613	-	22,613	42,586	(140)	5,426	(343)	47,529
Costs	(16,236)	(4,806)	-	(4,806)	(21,042)	102	(5,793)	-	(26,733)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,048	-	-	-	3,048	-	-	203	3,251
Changes in the net realizable value of agricultural products after harvest	(65)	-	-	-	(65)	-	-	-	(65)
Gross profit	6,720	17,807	-	17,807	24,527	(38)	(367)	(140)	23,982
Net loss from fair value adjustment of investment properties	-	(59,291)	-	(59,291)	(59,291)	1,258	-	-	(58,033)
Gain from disposal of farmlands	998	-	-	-	998	-	-	-	998
General and administrative expenses	(2,026)	(4,010)	-	(4,010)	(6,036)	24	(146)	68	(6,090)
Selling expenses	(1,883)	(1,628)	-	(1,628)	(3,511)	9	189	19	(3,294)
Other operating results, net	1,183	(841)	-	(841)	342	282	124	(21)	727
Profit / (loss) from operations	4,992	(47,963)	-	(47,963)	(42,971)	1,535	(200)	(74)	(41,710)
Share of profit / (loss) of associates and joint ventures	17	(9,291)	-	(9,291)	(9,274)	(1,504)	-	-	(10,778)
Segment profit / (loss)	5,009	(57,254)	-	(57,254)	(52,245)	31	(200)	(74)	(52,488)

Reportable assets	51,961	166,976	804,267	971,243	1,023,204	(1,455)	-	215,810	1,237,559
Reportable liabilities	-	-	(692,205)	(692,205)	(692,205)	-	-	(364,991)	(1,057,196)
Net reportable assets	51,961	166,976	112,062	279,038	330,999	(1,455)	-	(149,181)	180,363

(i) Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(ii) Includes ARS (234) million, ARS (196) million and ARS (223) million corresponding to Expenses and FPC as of June 30, 2021, 2020 and 2019, respectively, and ARS 316 million to management fees, as of June 30, 2020.

(iii) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 14 million, ARS 26 and ARS 13,004 million, as of June 30, 2021, 2020 and 2019, respectively.

(I) Agriculture line of business:

The following tables present the operating segments by products and services within the agriculture line of business:

	06.30.21
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(in million of ARS)
Revenues	24,368	-	-	5,398	29,766
Costs	(23,515)	(36)	-	(3,724)	(27,275)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	14,278	-	-	-	14,278
Changes in the net realizable value of agricultural products after harvest	(590)	-	-	-	(590)
Gross profit / (loss)	14,541	(36)	-	1,674	16,179
Net gain from fair value adjustment of investment properties	-	5,510	-	-	5,510
Gain from disposal of farmlands	-	1,310	-	-	1,310
General and administrative expenses	(1,372)	(5)	(439)	(360)	(2,176)
Selling expenses	(2,338)	(1)	-	(403)	(2,742)
Other operating results, net	(4,091)	1,751	-	131	(2,209)
Profit / (loss) from operations	6,740	8,529	(439)	1,042	15,872
Share of profit/ (loss) of associates and joint ventures	60	-	-	(120)	(60)
Segment profit / (loss)	6,800	8,529	(439)	922	15,812

Investment properties	11,001	-	-	-	11,001
Property, plant and equipment	32,931	265	-	92	33,288
Investments in associates	598	-	-	219	817
Other reportable assets	17,149	-	-	3,492	20,641
Reportable assets	61,679	265	-	3,803	65,747

From all of the Company’s revenues corresponding to Agricultural Business, ARS 16,122 million are originated in Argentina and ARS 13,644 million in other countries, principally in Brazil for ARS 13,035 million. From all of the Company’s assets included in the segment corresponding to Agricultural Business, ARS 20,452 million are located in Argentina and ARS 45,801 million in other countries, principally in Brazil.

	06.30.20
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(in million of ARS)
Revenues	25,810	-	-	4,274	30,084
Costs	(22,042)	(38)	-	(2,936)	(25,016)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,925	-	-	-	3,925
Changes in the net realizable value of agricultural products after harvest	986	-	-	-	986
Gross profit / (loss)	8,679	(38)	-	1,338	9,979
Net gain from fair value adjustment of investment properties	-	1,172	-	-	1,172
Gain from disposal of farmlands	-	1,259	-	-	1,259
General and administrative expenses	(1,445)	(5)	(254)	(177)	(1,881)
Selling expenses	(2,727)	(2)	-	(328)	(3,057)
Other operating results, net	683	1,445	-	251	2,379
Profit / (loss) from operations	5,190	3,831	(254)	1,084	9,851
Share of profit of associates and joint ventures	80	-	-	106	186
Segment profit / (loss)	5,270	3,831	(254)	1,190	10,037

Investment properties	6,202	-	-	-	6,202
Property, plant and equipment	31,371	269	-	84	31,724
Investments in associates	629	-	-	439	1,068
Other reportable assets	10,938	497	-	5,251	16,686
Reportable assets	49,140	766	-	5,774	55,680

From all of the Company’s revenues corresponding to Agricultural Business, ARS 17,930 million are originated in Argentina and ARS 12,154 million in other countries, principally in Brazil for ARS 10,932 million. From all of the Company’s assets included in the segment corresponding to Agricultural Business, ARS 19,931 million are located in Argentina and ARS 35,749 million in other countries, principally in Brazil for ARS 28,406 million.

	06.30.19
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(in million of ARS)
Revenues	16,673	-	-	3,300	19,973
Costs	(14,215)	(36)	-	(1,985)	(16,236)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,048	-	-	-	3,048
Changes in the net realizable value of agricultural products after harvest	(65)	-	-	-	(65)
Gross profit / (loss)	5,441	(36)	-	1,315	6,720
Net gain from fair value adjustment of investment properties	-	-	-	-	-
Gain from disposal of farmlands	-	998	-	-	998
General and administrative expenses	(1,451)	(4)	(401)	(170)	(2,026)
Selling expenses	(1,544)	(2)	-	(337)	(1,883)
Other operating results, net	642	367	-	174	1,183
Profit / (loss) from operations	3,088	1,323	(401)	982	4,992
Share of profit/ (loss) of associates and joint ventures	86	-	-	(69)	17
Segment profit / (loss)	3,174	1,323	(401)	913	5,009

Investment properties	3,956	-	-	-	3,956
Property, plant and equipment	30,369	223	-	1,155	31,747
Investments in associates	588	-	-	32	620
Other reportable assets	12,724	-	-	2,914	15,638
Reportable assets	47,637	223	-	4,101	51,961

From all of the Company’s revenues corresponding to Agricultural Business, ARS 10,389 million are originated in Argentina and ARS 9,584 million in other countries, principally in Brazil for ARS 8,896 million. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 20,671 million are located in Argentina and ARS 31,290 million in other countries, principally in Brazil for ARS 28,499 million.

(II) Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Company’s operations center in Argentina for the fiscal years ended June 30, 2021, 2020 and 2019:

	06.30.21
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of ARS)
Revenues	5,321	2,764	664	921	376	-	68	10,114
Costs	(865)	(223)	(747)	(1,065)	(317)	-	(231)	(3,448)
Gross profit / (loss)	4,456	2,541	(83)	(144)	59	-	(163)	6,666
Net (loss) / gain from fair value adjustment of investment properties (i)	(20,342)	5,395	6,483	-	6	-	823	(7,635)
General and administrative expenses	(1,432)	(404)	(357)	(426)	(56)	(352)	(68)	(3,095)
Selling expenses	(451)	(199)	(684)	(141)	(26)	-	(10)	(1,511)
Other operating results, net	(126)	7	(13)	(12)	(12)	-	(1)	(157)
(Loss) / Profit from operations	(17,895)	7,340	5,346	(723)	(29)	(352)	581	(5,732)
Share of loss of associates and joint ventures	-	-	(16)	-	(891)	-	(3,081)	(3,988)
Segment (loss) / profit	(17,895)	7,340	5,330	(723)	(920)	(352)	(2,500)	(9,720)

Investment and trading properties	54,317	76,812	55,943	(2)	114	-	2,307	189,491
Property, plant and equipment	289	3,517	-	2,575	-	8	-	6,389
Investment in associates and joint ventures	-	-	-	-	1,916	-	6,994	8,910
Other reportable assets	149	145	1,948	29	-	-	136	2,407
Reportable assets	54,755	80,474	57,891	2,602	2,030	8	9,437	207,197

From all the revenues corresponding to the Operations Center in Argentina, ARS 9,738 million are originated in Argentina, and ARS 376 million in the U.S. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, ARS 204,358 million are located in Argentina and ARS 2,839 million in other countries, principally in USA for ARS 2,030 million and Uruguay for ARS 801 million.

	06.30.20
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of ARS)
Revenues	8,915	3,542	1,104	3,036	17	-	117	16,731
Costs	(851)	(218)	(1,034)	(1,870)	(18)	-	(147)	(4,138)
Gross profit / (loss)	8,064	3,324	70	1,166	(1)	-	(30)	12,593
Net (loss) / gain from fair value adjustment of investment properties	(3,162)	34,181	18,293	-	-	-	951	50,263
General and administrative expenses	(1,246)	(333)	(342)	(547)	(165)	(562)	(172)	(3,367)
Selling expenses	(1,065)	(126)	(296)	(345)	-	-	(17)	(1,849)
Other operating results, net	26	(39)	(41)	(30)	-	-	101	17
Profit / (Loss) from operations	2,617	37,007	17,684	244	(166)	(562)	833	57,657
Share of profit/ (loss) of associates and joint ventures	-	-	-	-	11,080	-	(496)	10,584
Segment profit/ (loss)	2,617	37,007	17,684	244	10,914	(562)	337	68,241

Investment and trading properties	73,762	92,049	48,320	-	461	-	2,165	216,757
Property, plant and equipment	338	1,699	-	2,918	-	-	-	4,955
Investment in associates and joint ventures	-	-	799	-	3,010	-	10,120	13,929
Other reportable assets	168	184	1,131	39	-	-	136	1,658
Reportable assets	74,268	93,932	50,250	2,957	3,471	-	12,421	237,299

From all the revenues corresponding to the Operations Center in Argentina, included in the segments ARS 16,714 million are originated in Argentina and ARS 17 million are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, ARS 232,963 million are located in Argentina and ARS 4,336 million in other countries, principally in USA for ARS 3,471 million and Uruguay for ARS 865 million.

	06.30.19
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of ARS)
Revenues	12,828	3,362	1,681	4,435	21	-	286	22,613
Costs	(1,166)	(230)	(793)	(2,385)	(9)	-	(223)	(4,806)
Gross profit	11,662	3,132	888	2,050	12	-	63	17,807
Net (loss) / gain from fair value adjustment of investment properties	(60,952)	1,155	1,062	-	9	-	(565)	(59,291)
General and administrative expenses	(1,420)	(318)	(391)	(738)	(200)	(779)	(164)	(4,010)
Selling expenses	(796)	(148)	(178)	(474)	-	-	(32)	(1,628)
Other operating results, net	(29)	(44)	(447)	172	(19)	-	(474)	(841)
(Loss) / Profit from operations	(51,535)	3,777	934	1,010	(198)	(779)	(1,172)	(47,963)
Share of (loss) of associates and joint ventures	-	-	(56)	-	(5,526)	-	(3,709)	(9,291)
Segment (loss) / profit	(51,535)	3,777	878	1,010	(5,724)	(779)	(4,881)	(57,254)

Investment and trading properties	75,648	44,342	41,693	2,855	406	-	1,595	166,539
Property, plant and equipment	-	2,099	-	279	-	-	-	2,378
Investment in associates and joint ventures	15	86	665	-	(10,847)	-	7,490	(2,591)
Other reportable assets	194	139	277	40	-	-	-	650
Reportable assets	75,857	46,666	42,635	3,174	(10,441)	-	9,085	166,976

From all the revenues corresponding to the Operations Center in Argentina, included in the segments ARS 21,874 million are originated in Argentina, ARS 718 million are originated in Uruguay and ARS 21 million are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, ARS 176,544 million are located in Argentina and ARS (9,568) million in other countries, principally in USA for ARS (10,442) million and Uruguay for ARS 874 million.

Below is a summarized analysis of the lines of business of Group’s Operations Center in Israel where only assets and liabilities are presented for the years ended June 30, 2020 and 2019:

	06.30.20
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Reportable assets	229,718	42,191	209,318	5,072	25,015	163,604	675,918
Reportable liabilities	(219,789)	-	(159,326)	-	(164,429)	(58,771)	(602,315)
Net reportable assets	9,929	42,191	50,992	5,072	(139,414)	104,833	73,603

	06.30.19
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(in million of ARS)
Reportable assets	455,745	34,566	164,289	34,002	62,238	53,427	804,267
Reportable liabilities	(353,800)	-	(127,370)	-	(189,891)	(21,144)	(692,205)
Net reportable assets	101,945	34,566	36,919	34,002	(127,653)	32,283	112,062

Results of Operations for the fiscal years ended June 30, 2021 and 2020

	Agricultural business			Urban Properties and Investment business			Total segment information			Joint ventures (i)			Adjustments (ii)			Elimination of inter-segment transactions and non-reportable			Total Statement of Income /
				Operations Center in Argentina												assets / liabilities			Financial Position
	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.
	(in million of ARS)
Revenues	29,766	30,084	(318)	10,114	16,731	(6,617)	39,880	46,815	(6,935)	(50)	(90)	40	2,945	4,655	(1,710)	(364)	(312)	(52)	42,411	51,068	(8,657)
Costs	(27,275)	(25,016)	(2,259)	(3,448)	(4,138)	690	(30,723)	(29,154)	(1,569)	70	80	(10)	(3,179)	(4,851)	1,672	-	-	-	(33,832)	(33,925)	93
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	14,278	3,925	10,353	-	-	-	14,278	3,925	10,353	-	-	-	-	-	-	189	203	(14)	14,467	4,128	10,339
Changes in the net realizable value of agricultural products after harvest	(590)	986	(1,576)	-	-	-	(590)	986	(1,576)	-	-	-	-	-	-	-	-	-	(590)	986	(1,576)
Gross profit / (loss)	16,179	9,979	6,200	6,666	12,593	(5,927)	22,845	22,572	273	20	(10)	30	(234)	(196)	(38)	(175)	(109)	(66)	22,456	22,257	199
Net gain/(loss) from fair value adjustment of investment properties	5,510	1,172	4,338	(7,635)	50,263	(57,898)	(2,125)	51,435	(53,560)	(121)	(395)	274	-	-	-	-	-	-	(2,246)	51,040	(53,286)
Gain from disposal of farmlands	1,310	1,259	51	-	-	-	1,310	1,259	51	-	-	-	-	-	-	-	-	-	1,310	1,259	51
General and administrative expenses	(2,176)	(1,881)	(295)	(3,095)	(3,367)	272	(5,271)	(5,248)	(23)	14	20	(6)	-	-	-	90	81	9	(5,167)	(5,147)	(20)
Selling expenses	(2,742)	(3,057)	315	(1,511)	(1,849)	338	(4,253)	(4,906)	653	21	27	(6)	-	-	-	85	29	56	(4,147)	(4,850)	703
Impairment of associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating results, net	(2,209)	2,379	(4,588)	(157)	17	(174)	(2,366)	2,396	(4,762)	(20)	28	(48)	107	73	34	(3)	3	(6)	(2,282)	2,500	(4,782)
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	(316)	316	-	-	-	-	(316)	316
Profit / (Loss) from operations	15,872	9,851	6,021	(5,732)	57,657	(63,389)	10,140	67,508	(57,368)	(86)	(330)	244	(127)	(439)	312	(3)	4	(7)	9,924	66,743	(56,819)
Share of (loss) / profit of associates and joint ventures	(60)	186	(246)	(3,988)	10,584	(14,572)	(4,048)	10,770	(14,818)	(385)	254	(639)	-	-	-	(2)	36	(38)	(4,435)	11,060	(15,495)
Segment profit / (loss)	15,812	10,037	5,775	(9,720)	68,241	(77,961)	6,092	78,278	(72,186)	(471)	(76)	(395)	(127)	(439)	312	(5)	40	(45)	5,489	77,803	(72,314)

(I) Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(II) Includes gross profit/ (loss) of ARS (234) million and ARS (196) million corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of June 30, 2021 and 2020, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the fiscal years ended June 30, 2021 and 2020.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.
	(in million of ARS)
Revenues	24,368	25,810	(1,442)	-	-	-	-	-	-	5,398	4,274	1,124	29,766	30,084	(318)
Costs	(23,515)	(22,042)	(1,473)	(36)	(38)	2	-	-	-	(3,724)	(2,936)	(788)	(27,275)	(25,016)	(2,259)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	14,278	3,925	10,353	-	-	-	-	-	-	-	-	-	14,278	3,925	10,353
Changes in the net realizable value of agricultural products after harvest	(590)	986	(1,576)	-	-	-	-	-	-	-	-	-	(590)	986	(1,576)
Gross profit / (loss)	14,541	8,679	5,862	(36)	(38)	2	-	-	-	1,674	1,338	336	16,179	9,979	6,200
Net gain from fair value adjustment of investment properties	-	-	-	5,510	1,172	4,338	-	-	-	-	-	-	5,510	1,172	4,338
Gain from disposal of farmlands	-	-	-	1,310	1,259	51	-	-	-	-	-	-	1,310	1,259	51
General and administrative expenses	(1,372)	(1,445)	73	(5)	(5)	-	(439)	(254)	(185)	(360)	(177)	(183)	(2,176)	(1,881)	(295)
Selling expenses	(2,338)	(2,727)	389	(1)	(2)	1	-	-	-	(403)	(328)	(75)	(2,742)	(3,057)	315
Other operating results, net	(4,091)	683	(4,774)	1,751	1,445	306	-	-	-	131	251	(120)	(2,209)	2,379	(4,588)
Profit / (Loss) from operations	6,740	5,190	1,550	8,529	3,831	4,698	(439)	(254)	(185)	1,042	1,084	(42)	15,872	9,851	6,021
Share of profit/(loss) of associates and joint ventures	60	80	(20)	-	-	-	-	-	-	(120)	106	(226)	(60)	186	(246)
Segment profit / (loss)	6,800	5,270	1,530	8,529	3,831	4,698	(439)	(254)	(185)	922	1,190	(268)	15,812	10,037	5,775

Urban Properties and Investment Business

Operations Center in Argentina

The following table shows a summary of the Urban Properties and Investment Business lines of the Operations Center in Argentina for the fiscal years ended June 30, 2021 and 2020.

	Shopping Malls			Offices			Sales and developments			Hotels			Internacional			Corporate			Others			Total
	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.	30.06.21	30.06.20	Var.
	(in millions of ARS)
Revenues	5,321	8,915	(3,594)	2,764	3,542	(778)	664	1,104	(440)	921	3,036	(2,115)	376	17	359	-	-	-	68	117	(49)	10,114	16,731	(6,617)
Costs	(865)	(851)	(14)	(223)	(218)	(5)	(747)	(1,034)	287	(1,065)	(1,870)	805	(317)	(18)	(299)	-	-	-	(231)	(147)	(84)	(3,448)	(4,138)	690
Gross profit / (loss)	4,456	8,064	(3,608)	2,541	3,324	(783)	(83)	70	(153)	(144)	1,166	(1,310)	59	(1)	60	-	-	-	(163)	(30)	(133)	6,666	12,593	(5,927)
Net (loss)/ gain from fair value adjustment of investment properties	(20,342)	(3,162)	(17,180)	5,395	34,181	(28,786)	6,483	18,293	(11,810)	-	-	-	6	-	6	-	-	-	823	951	(128)	(7,635)	50,263	(57,898)
General and administrative expenses	(1,432)	(1,246)	(186)	(404)	(333)	(71)	(357)	(342)	(15)	(426)	(547)	121	(56)	(165)	109	(352)	(562)	210	(68)	(172)	104	(3,095)	(3,367)	272
Selling expenses	(451)	(1,065)	614	(199)	(126)	(73)	(684)	(296)	(388)	(141)	(345)	204	(26)	-	(26)	-	-	-	(10)	(17)	7	(1,511)	(1,849)	338
Other operating results, net	(126)	26	(152)	7	(39)	46	(13)	(41)	28	(12)	(30)	18	(12)	-	(12)	-	-	-	(1)	101	(102)	(157)	17	(174)
Profit / (Loss) from operations	(17,895)	2,617	(20,512)	7,340	37,007	(29,667)	5,346	17,684	(12,338)	(723)	244	(967)	(29)	(166)	137	(352)	(562)	210	581	833	(252)	(5,732)	57,657	(63,389)
Share of (loss)/ profit of associates and joint ventures	-	-	-	-	-	-	(16)	-	(16)	-	-	-	(891)	11,080	(11,971)	-	-	-	(3,081)	(496)	(2,585)	(3,988)	10,584	(14,572)
Segment profit / (loss)	(17,895)	2,617	(20,512)	7,340	37,007	(29,667)	5,330	17,684	(12,354)	(723)	244	(967)	(920)	10,914	(11,834)	(352)	(562)	210	(2,500)	337	(2,837)	(9,720)	68,241	(77,961)

Revenues 2021 vs. 2020

Total revenues, according to the income statement, decreased by ARS 8,657 million (17.0%), from ARS 51,068 million in the fiscal year ended June 30, 2020 to ARS 42,411 million in the fiscal year ended June 30, 2021. Such decrease was mainly due to a ARS 6,918 million decrease in the Agricultural Business, which went from ARS 29,839 million in the fiscal year ended June 30, 2020 to ARS 29,475 million in the fiscal year ended June 30, 2021, and a ARS 8,293 million decrease in the Urban Properties and Investment Business.

Revenues from our joint ventures increased by ARS 40 million (44.4%), from a loss of ARS 90 million in the fiscal year ended June 30, 2020 (out of which ARS 79 million are allocated to the Shopping Malls segment; ARS 11 million to the Offices segment) to a loss of ARS 50 million in the fiscal year ended June 30, 2021 (out of which ARS 29 million are allocated to the Shopping Malls segment and ARS 21 million to the Offices segment of the Operations Center in Argentina).

In turn, total revenues on account of building administration expenses and promotion fund decreased by ARS 1,710 million (36.7%), from ARS 4,655 million in the fiscal year ended June 30, 2020 to ARS 2,945 million in the fiscal year ended June 30, 2021.

Revenues from inter-segment transactions varied by ARS 52 million (16.7%), from ARS 312 million in the fiscal year ended June 30, 2020 to ARS 364 million in the fiscal year ended June 30, 2021.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total revenues decreased by ARS 6,935 million (14.8%), from ARS 46,815 million in the fiscal year ended June 30, 2020 to ARS 39,880 million in the fiscal year ended June 30, 2021. This was mainly due to a ARS 318 million decrease in the Agricultural Business and a ARS 6,617 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues decreased by ARS 318 million (1.1%), from ARS 30,084 million in the fiscal year ended June 30, 2020 to ARS 29,766 million in the fiscal year ended June 30, 2021.

Agricultural Production. Revenues from the Agricultural Production segment rose by 5.6% from ARS 25,810 million during the fiscal year ended June 30, 2020 to ARS 24,368 million during the fiscal year ended June 30, 2021. Such increase is mainly attributable to:

•	An ARS 1,868 million decrease in revenues from crop sales, resulting from a decrease of 368,865 (20.0%) tons in the volume of crops sold in fiscal year ended June 30, 2021 as compared to the previous fiscal year, offset by 5.1% increase in the average price of crops sold, from ARS 19,714 per ton in fiscal year ended June 30, 2020 to ARS 21,940 per ton in fiscal year ended June 30, 2021.

•	An ARS 476 million rise in revenues from sugarcane sales, resulting from an decrease of 56,240 tons (3%) in the volume of sugarcane sold in the fiscal year ended June 30, 2021 compared to the previous fiscal year, coupled with a 12% rise in the average price of sugarcane sold, from ARS 2,144 per ton in fiscal year ended June 30, 2020 to ARS 2,419 per ton in fiscal year ended June 30, 2021, as a result of an improvement in sugarcane quality (higher TRS, i.e., total recoverable sugar);

•	An ARS 94 million increase in revenues from cattle sales, primarily attributable to a 14% decrease in tons of cattle sold in the fiscal year ended June 30, 2021 compared to the previous fiscal year, coupled with a 18% rise in the average price of cattle; and

•	An ARS 91 million increase in revenues from leases and services attributable to: (i) an decrease of ARS 2,667 million (0.29%) in revenues from seed production mainly caused by an increase in the hectares leased to third parties in Brazil plus the collection of an additional amount on account of productivity over the yields, offset by a decrease in the sales price of the corn and soybean seed service in Argentina; and (ii) a ARS 91,677 million decrease in revenues from feedlot services and pastures.

Others. Revenues from the Others segment increased by 26.3% from ARS 4,274 million during the fiscal year ended June 30, 2020 to ARS 5,398 million during the fiscal year ended June 30, 2021. Such increase is mainly attributable to an ARS 1,124 million increases in revenues from sales on consignment, brokerage and others. and o fees and others.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues decreased by ARS 6,617 million (39.5%), from ARS 16,731 million in the fiscal year ended June 30, 2020 to ARS 10,114 million in the fiscal year ended June 30, 2021 .

Shopping Malls. Revenue from the Shopping Malls segment decreased by 40.3% from ARS 8,915 million during the fiscal year ended June 30, 2020, to ARS 5,321 million during the fiscal year ended June 30, 2021. Such fall is mainly attributable to the closing of the Shopping Malls as a consequence of the COVID 19 pandemic, which had  an impact in the fiscal year 2021, generating: (i) a decrease of ARS 2,324 million in revenue base rent; (ii) a decrease of ARS 782 million in revenue contingent rent; (iii) an ARS 568 million decrease in revenue from admission rights; (iv) an ARS 408 million decrease in revenue from parking; partially offset by (v) an ARS 496 million increase in the revenue from averaging of scheduled rent escalation.

Offices. Revenue from the Offices segment decreased by 22.0% from ARS 3,542 million during the fiscal year ended June 30, 2020, to ARS 2,764 million during the fiscal year ended June 30, 2021. This variation is mainly explained by a decrease in revenue from leases by 23.0%, from ARS 3,498 million during the fiscal year ended June 30, 2020 to ARS 2,693 million during the fiscal year ended June 30, 2021, mainly as a result of less income from leases due to the sale of Bouchard Building and sale of floors in Boston Tower during the period ended June 30, 2021.

Sales and Developments. Revenue from the Sales and Developments segment recorded a 39.9% decrease from ARS 1,104 million during the fiscal year ended June 30, 2020, to ARS 664 million during the fiscal year ended June 30, 2021. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenue from our Hotels segment decreased by 69.7% from ARS 3,036 million during the fiscal year ended June 30, 2020, to ARS 921 million during the fiscal year ended June 30, 2021, mainly due to a decrease in revenue as a result of the fall in the tourist industry during this period because of COVID 19.

International. Revenue from our International segment increased by ARS 359 million, from ARS 17 million during the fiscal year ended June 30, 2020, to ARS 376 million during the fiscal year ended June 30, 2021, due to the sale of Stowe House in USD 3.45 million, generating a profit of USD 0.3 million.

Corporate. Revenue associated with our Corporate segment showed no variations for the reported periods.

Others. Revenue from the Others segment decreased by 41.9% from ARS 117 million during the fiscal year ended June 30, 2020, to ARS 68 million during the fiscal year ended June 30, 2021, mainly due to the lack of incomes derived from LA RURAL S.A. - OFC S.R.L. - OGDEN S.A. - ENTRETENIMIENTO UNIVERSAL S.A. - Joint venture - (Convention Center and Exhibitions of the City of Buenos Aires Administrator), attributable to the COVID-19 pandemic.

Costs 2021 vs. 2020

Total costs, according to the income statement, decreased by ARS 93 million (0.3%), from ARS 33,925 million in the fiscal year ended June 30, 2020 to ARS 33,832 million in the fiscal year ended June 30, 2021. This was mainly due to a ARS 2,259 million increase in the Agricultural Business, from ARS 25,016 million in the fiscal year ended June 30, 2020 to ARS 27,275 million in the fiscal year ended June 30, 2021, and a ARS 2,352 million decrease in the Urban Properties and Investment Business.

Costs from our joint ventures decreased by ARS 10 million (12.5%), from a profit of ARS 80 million in the fiscal year ended June 30, 2020 (out of which ARS 10 million are allocated to the Shopping Malls segment; ARS 59 million to the Offices segment and ARS 11 million to the Sales and Developments segment of the Operations Center in Argentina) to a profit of ARS 70 million in the fiscal year ended June 30, 2021 (out of which ARS 14 million are allocated to the Shopping Malls segment; ARS 55 million to the Offices segment and ARS 1 million to the Sales and Developments segment of the Operations Center in Argentina).

In turn, total costs on account of building administration expenses and promotion fund decreased by ARS 1,672 million (34.5%), from ARS 4,851 million in the fiscal year ended June 30, 2020 to ARS 3,179 million in the fiscal year ended June 30, 2021.

Finally, costs from inter-segment operations showed no variations for the reported periods.

Therefore, according to information by segments (taking into account profit / (loss) from operations from our joint businesses and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total costs increased by ARS 1,569 million (5.4%), from ARS 29,154 million in the fiscal year ended June 30, 2020 to ARS 30,723 million in the fiscal year ended June 30, 2021. This was mainly due to an ARS 2,259 million increase in the Agricultural Business and a ARS 690 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs increased by ARS 2,259 million (9.0%), from ARS 25,016 million in the fiscal year ended June 30, 2020 to ARS 27,275 million in the fiscal year ended June 30, 2021. The costs of the Agricultural Business, measured as a percentage of revenues from this segment, increased from 83.2% during the fiscal year ended June 30, 2020 to 91.5% during the fiscal year ended June 30, 2021.

Agricultural Production. The costs of the Agricultural Production segment increased by 6.7% from ARS 22,042 million during the fiscal year ended June 30, 2020 to ARS 23,515 million during the fiscal year ended June 30, 2021, primarily as a consequence of:

•	An ARS 1,641 million increase in costs of crop sales, mainly resulting from an 39% increase in the average cost per ton of crops sold in the fiscal year ended June 30, 2021, from ARS 16,833 million in the fiscal year ended June 30, 2020 to ARS 23,634 million in the fiscal year ended June 30, 2021; offset by an decrease of 173,794 tons in the volume of crops sold in the fiscal year ended June 30, 2021 as compared to the previous fiscal year.

•	An ARS 65 million increase in the costs of sugarcane sales, mainly as a result of 14% rise in the average cost of sugarcane per ton sold in the fiscal year, from ARS 2,019 per ton in the fiscal year ended June 30, 2020 to ARS 2,101 per ton in the fiscal year ended June 30, 2021, coupled with a decrease of 56,240 tons (3%) in the volume of sugarcane sold in the fiscal year ended June 30, 2021 compared to the previous fiscal year

•	An ARS 66 million decrease in the costs of cattle sales, mainly as a result of 2,748 tons of cattle sold decrease in the fiscal year ended June 30, 2021 compared to the previous fiscal year.

•	An ARS 167 million decrease in costs of leases and services, mainly attributable to an ARS 97 million increase in the Feedlot service cost and an ARS 70 million drop in lease costs and seed production.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 85.4% during the fiscal year ended June 30, 2020 to 96.5% during the fiscal year ended June 30, 2021.

Land transformation and sales. The costs of the Land transformation and sales segment decreased by 5.3% from ARS 38 million during the fiscal year ended June 30, 2020 to ARS 36 million during the fiscal year ended June 30, 2021.

Others. The costs of the Others segment increased by 26.8% from ARS 2,936 million during the fiscal year ended June 30, 2020 to ARS 3,724 million during the fiscal year ended June 30, 2021, mainly as a result of ARS 788 million increase in other segments.

The costs of the Others segment, measured as a percentage of revenues from this segment, increased from 68.7% during the fiscal year ended June 30, 2020 to 69.0% during the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs decreased by ARS 690 million (16.7%), from ARS 4,138 million in the fiscal year ended June 30, 2020 to ARS 3,448 million in the fiscal year ended June 30, 2021. Likewise, total costs, measured as a percentage of total revenues, according to information by segments, increased from 24.7% during the fiscal year ended June 30, 2020 to 34.1% during the fiscal year ended June 30, 2021.

Shopping Malls. Costs associated with the Shopping Malls segment increased by 1.6%, from ARS 851 million during the fiscal year ended June 30, 2020, to ARS 865 million during the fiscal year ended June 30, 2021, mainly due to: (i) a decrease in maintenance expenses of ARS 140 million; (ii) an ARS 13 million decrease in fees and compensation services; partially offset by: (iii) a decrease in leases and expenses of ARS 142 million; and (iv) an increase in taxes, rates and contributions of ARS 24 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenue from this segment, increased from 9.5% during the fiscal year ended June 30, 2020, to 16.3% during the fiscal year ended June 30, 2021.

Offices. Costs associated with the Offices segment increased by 2.3%, from ARS 218 million during the fiscal year ended June 30, 2020, to ARS 223 million during the fiscal year ended June 30, 2021, mainly due to (i) an increase of ARS 8 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase in leases and expenses of ARS 5 million, and (iii) an increase in fees and compensation services of ARS 4 million. Costs associated with the Offices segment, measured as a percentage the revenue from this segment, increased from 6.2% during the fiscal year ended June 30, 2020, to 8.1% during the fiscal year ended June 30, 2021.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 27.8% decrease from ARS 1,034 million during the fiscal year ended June 30, 2020, to ARS 747 million during the fiscal year ended June 30, 2021 mainly due to (i) a decrease of ARS 146 million in the cost of sale of goods and services; (ii) a decrease in leases and expenses of ARS 84 million; (iii) a decrease of ARS 10 million in taxes, rates and contributions, and (iv) a decrease in maintenance cost of ARS 9 million. Costs in the Sales and Developments segment, measured as a percentage of revenue from this segment, increased from 93.7% during the fiscal year ended June 30, 2020, to 112.5% during the fiscal year ended June 30, 2021.

Hotels. Costs in the Hotels segment decreased by 43.0%, from ARS 1,870 million during the fiscal year ended June 30, 2020, to ARS 1,065 million during the fiscal year ended June 30, 2021, mainly as a result of (i) an ARS 344 million decrease in the costs of salaries, social security and other personnel expenses; (ii) an ARS 240 million decrease in maintenance, repair, and services; (iii) an ARS 100 million decrease in food, beverages and other hotel expenses; and (iv) an ARS 68 million decrease in fees and compensation services. Costs in the Hotels segment, measured as a percentage of revenue from this segment, increased from 61.6% during the fiscal year ended June 30, 2020, to 115.6% during the fiscal year ended June 30, 2021.

International. Costs in the International segment increased by ARS 299, from ARS 18 million during the fiscal year ended June 30, 2020, and ARS 317 million during the fiscal year ended June 30, 2021, mainly as a result of an increase in cost of selling properties of ARS 306 million due to the sale of Stowe House. Costs in the International segment, measured as a percentage of revenue from this segment, decreased from 105.9% during the fiscal year ended June 30, 2020, to 84.3% during the fiscal year ended June 30, 2021.

Corporate. Costs in the Corporate segment did not vary in the reported periods.

Others. Costs in the Others segment increased by 57.1%, from ARS 147 million during the fiscal year ended June 30, 2020, to ARS 231 million during the fiscal year ended June 30, 2021, mainly as a result of an increase in fees and payments for services and an increase in charge salaries, social security costs and other personnel administrative expenses related to the development and implementation of Appa Shops.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2021 vs. 2020

The profit from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest, according to the income statement, increased by ARS 10,339 million (250.5%), from ARS 4,128 million in the fiscal year ended June 30, 2020 to ARS 14,467 million in the fiscal year ended June 30, 2021.

According to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the profit / (loss) from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by ARS 10,353 million (263.8%), from ARS 3,925 million in the fiscal year ended June 30, 2020 to ARS 14,278 million in the fiscal year ended June 30, 2021.

Such variation was mainly as a result of:

•	An increase in profits from cattle production of ARS 9,151 million, coming both from Brazil due to better prices and a bigger area planted with corn, and from Argentina, mainly generated by the real profits of soybeans and corn due to the effect of price increases and a better perform; and an expected profit of corn as a result of both the significant rise in the price and a bigger area planted;

•	An increase in profits from sugarcane production of ARS 779 million, as a result of better prices, a smaller planted area (approx. 1,000 ha), lower yields and higher production costs; and

•	An increase in profits from production and farm holding for ARS 423 million, generated mainly by a notable increase in prices in both Brazil and Argentina, where farm prices this year had a better performance against inflation, offset by a lower volume of kilos produced.

Changes in the net realizable value of agricultural produce after harvest 2021 vs. 2020

 Profits /(losses) from total changes in the net realizable value of agricultural produce after harvest, according to the income statement, decreased by ARS 1,576 million (159.8%), from a profit of ARS 986 million in the fiscal year ended June 30, 2020 to a loss of ARS 590 million in the fiscal year ended June 30, 2021.

Such variation is mainly generated by Argentina, due to the increase in prices as a result of the Peso depreciation, boosted by a bigger grain stock obtained during the 20-21 crop year.

Gross profit 2021 vs. 2020

As a result of the above mentioned factors, total gross profit, according to the income statement, increased by ARS 199 million (0.9%), from ARS 22,257 million in the fiscal year ended June 30, 2020 to ARS 22,456 million in the fiscal year ended June 30, 2021. This was mainly due to the ARS 6,140 million increase in the Agricultural Business, from ARS 9,937 million in the fiscal year ended June 30, 2020 to ARS 16,077 million in the fiscal year ended June 30, 2021, and a ARS 5,941 million decrease in the Urban Properties and Investment Business.

Gross (profit) / loss from our joint ventures increased by ARS 30 million (300.0%), from a loss of ARS 10 million in the fiscal year ended June 30, 2020 to a profit of ARS 20 million in the fiscal year ended June 30, 2021.

In turn, total gross (profit) / loss on account of building administration expenses and promotion fund decreased by ARS 38 million (19.4%), from a loss of ARS 196 million in the fiscal year ended June 30, 2020 (out of which a loss of ARS 175 million derives from the Shopping Malls segment and a loss of ARS 21 million derives from the Offices segment) to a loss of ARS 234 million in the fiscal year ended June 30, 2021 (out of which a loss of ARS 223 million derives from the Shopping Malls segment, a profit of ARS 9 million derives from the Offices segment and a loss of ARS 20 million derives from the Sales and Development segment).

Gross profit / (loss) generated by inter-segment transactions varied by ARS 66 million (60.6%), from ARS 109 million in the fiscal year ended June 30, 2020 to ARS 175 million in the fiscal year ended June 30, 2021.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total gross profits increased by ARS 273 million (1.2%), from ARS 22,572 million in the fiscal year ended June 30, 2020 to ARS 22,845 million in the fiscal year ended June 30, 2021. This was mainly due to an ARS 6,200 million increase in the Agricultural Business and a ARS 5,927 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit rose by ARS 6,200 million (62.1%), from ARS 9,979 million in the fiscal year ended June 30, 2020 to ARS 16,179 million in the fiscal year ended June 30, 2021. Gross profit from the Agricultural Business, measured as a percentage of revenues from this segment, increased from 33.2% during the fiscal year ended June 30, 2020 to 54.4% during the fiscal year ended June 30, 2021.

Agricultural Production. Gross profit from this segment increased by 67.5% from ARS 8,679 million in the fiscal year ended June 30, 2020 to ARS 14,541 million in the fiscal year ended June 30, 2021.

Land Transformation and Sales. Gross profit from this segment decreased by 5.3% from ARS 38 million in the fiscal year ended June 30, 2020 to ARS 36 million in the fiscal year ended June 30, 2021.

Others. Gross profit from this segment increased by 25.1% from ARS 1,338 million in the fiscal year ended June 30, 2020 to ARS 1,674 million in the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit decreased by ARS 5,927 million (47.1%), from ARS 12,593 million in the fiscal year ended June 30, 2020 to ARS 6,666 million in the fiscal year ended June 30, 2021.Total gross profit, measured as a percentage of total revenues, decreased from 75.3% during the fiscal year ended June 30, 2020 to 65.9% during the fiscal year ended June 30, 2021.

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 44.7%, from ARS 8,064 million during the fiscal year ended June 30, 2020, to ARS 4,456 million during the fiscal year ended June 30, 2021, mainly as a result of a decrease in total sales of our lessees in real terms, thus resulting in lower percentage rentals under our lease agreements attributable to COVID-19. Gross profit from the Shopping Malls segment as a percentage of the segment revenue, decreased from 90.5% during the fiscal year ended June 30, 2020, to 83.7% during the fiscal year ended June 30, 2021.

Offices. Gross profit from the Offices segment decreased by 23.6%, from ARS 3,324 million during the fiscal year ended June 30, 2020, to ARS 2,541 million during the fiscal year ended June 30, 2021. Gross profit from the Offices segment, measured as percentage of revenue from this segment, decreased from 93.8% during the fiscal year ended June 30, 2020, to 91.9% during the fiscal year ended June 30, 2021.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 218.6%, from a profit of ARS 70 million during the fiscal year ended June 30, 2020, to an ARS 83 million loss during the fiscal year ended June 30, 2021. Gross profit from the Sales and Developments segment, measured as a percentage of revenue from this segment, decreased from 6.3% positive during the fiscal year ended June 30, 2020, to 12.5% negative during the fiscal year ended June 30, 2021.

Hotels. Gross profit from the Hotels segment decreased by 112.3%, from a profit of ARS 1,166 million during the fiscal year ended June 30, 2020, to an ARS 144 million loss during the fiscal year ended June 30, 2021. Gross profit from the Hotels segment, measured as a percentage of revenue from this segment, increased from 38.4% positive during the fiscal year ended June 30, 2020, to 15.6% negative during the fiscal year ended June 30, 2021.

International. Gross profit / (loss) from the International segment increased by ARS 60 million, from a loss of ARS 1 million during the fiscal year ended June 30, 2020 to an ARS 59 million gross profit during the fiscal year ended June 30, 2021. Gross profit from the International segment, measured as a percentage of revenue from this segment, increased from 5.9% negative during the fiscal year ended June 30, 2020, to 15.7% positive during the fiscal year ended June 30, 2021.

Corporate. Gross profit from the Corporate segment did not show any variations during the reported periods.

Others. Gross profit / (loss) from the Others segment increased by ARS 133, from a loss of ARS 30 million during the fiscal year ended June 30, 2020, to an ARS 163 million loss during the fiscal year ended June 30, 2021. Gross profit from the Others segment, measured as a percentage of revenue from this segment, increased from 25.6% negative during the fiscal year ended June 30, 2020, to 239.7% negative during the fiscal year ended June 30, 2021.

Net gain (loss) from changes in the fair value of investment properties 2021 vs. 2020

Total gain (loss) from changes in the fair value of investment properties, according to the income statement, decreased by ARS 53,286 million (104.4%), from a gain of ARS 51,040 million in the fiscal year ended June 30, 2020 to a loss of ARS 2,246 million in the fiscal year ended June 30, 2021. This was mainly due to  ARS 4,338 million increase in the Agricultural Business, from a gain of ARS 1,172 million in the fiscal year ended June 30, 2020 to a gain of ARS 5,510 million in the fiscal year ended June 30, 2021, and a ARS 57,898 million decrease in the Urban Properties and Investment Business.

The gain (loss) from changes in the fair value of investment properties from our joint ventures increased by ARS 274 million (69.37%), from a loss of ARS 395 million in the fiscal year ended June 30, 2020 to a loss of ARS 121 million in the fiscal year ended June 30, 2021.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the total net gain/(loss) from changes in the fair value of investment properties decreased by ARS 53,560 million (104.1%), from a gain of ARS 51,435 million in the fiscal year ended June 30, 2020 to a loss of ARS 2,125 million in the fiscal year ended June 30, 2021. Such variation was mainly due to an ARS 4,338 million increase in the Agricultural Business and an ARS 57,898 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total net gain /(loss) from changes in the fair value of investment properties increased by ARS 4,338million (370.1%), from ARS 1,172 million in the fiscal year ended June 30, 2020 to ARS 5,510 million in the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total net gain / (loss) from changes in the fair value of investment properties decreased by ARS 57,898 million (115.2%), from ARS 50,263 million in the fiscal year ended June 30, 2020 to ARS 7,635 million in the fiscal year ended June 30, 2021. Changes in the fair value of investment properties, according to information by segments, decreased by 115.2%.

Operations Center in Argentina

The decrease of ARS 17,180 million of our shopping malls´ peso value was primarily a consequence of: (i) an increase in the income tax rate from 25% to 35%, with a consequent decrease in the projected cash flows; (ii) between June 30, 2020 to June 30, 2021, the Argentinian peso depreciated 36% against U.S. dollar (from ARS 70.26 per U.S. dollar to ARS 95.52 per U.S. dollar), which generated a reduction in the projected cash flows as measured in U.S. dollar terms from our Shopping Malls segment; and (iii) increase of 135 basis points in the discount rate, that is used to discount the projected cash flows from the Shopping Malls segment.

The offices market in Argentina is a liquid market, in which a great number of counterparties participates carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in U.S. dollars and are usually executed for three-year terms, hence this business produces stable cash flows in U.S. dollars. In this sense, we use the Market Approach method to determine the fair value of our Offices and Others segment, the value per sqm, being the most representative measurement.

Since September 2019, the real estate market experienced certain operational changes due to the adoption of foreign exchange regulations. As a result, it is very likely that office buildings/lands reserved sales be settled in Pesos at an implied exchange rate higher than the official exchange rate, which can be observed in the transactions conducted by the Company before and after closing of these financial statements. Therefore, we have valued our offices and lands reserved in Pesos as of closing of these financial statements considering the aforementioned situation, thus resulting in a gain with respect to the previously recorded values. Therefore, the Company has valued its office buildings in pesos at the end of the fiscal year considering the situation described above, but such increase in valuation was partially offset by the inflation adjustment during the fiscal year, as a result we recognized a gain of ARS 5,395 million compared with ARS 34,181 million recorded in previous fiscal year.

Gain from disposal of farmlands 2021 vs. 2020

The total gain from disposal of farmlands, according to the income statement and the information by segment (taking into account all our joint ventures and inter-segment eliminations), increased by ARS 51 million (4,1%), from ARS 1,259 million in the fiscal year ended June 30, 2020 to ARS 1,310 million in the fiscal year ended June 30, 2021.

Fiscal year ended June 30, 2021

•	On May 6, 2021, BrasilAgro sold a total of 1,654 hectares of the Jatóba field. The first installment was divided into 2 payments of RARS 6 million, on May 6 the first payment was received as a condition prior to the transfer of the property and on June 30 the second. The remaining balance will be paid in six annual installments. The result of the operation was RARS 47.31 million (ARS 844 million).

•	The Company has signed a bill of sale with possession of a fraction of 2,440 hectares of its “San Pedro” farm, which includes 1,950 productive hectares of agricultural activity and its historic center. After this operation, a remnant of approximately 3,580 hectares of said establishment remains in the hands of the Company. The total amount of the operation was set at USD 8.6 million, of which USD 6.5 million have been collected to date. The remaining balance is approximately USD 2.1 million, and USD 0.8 million will be charged at the time of writing the fraction corresponding to the historic center planned for July 2021 and in 2 installments of USD 0.7 million in December 2021 and USD 0.6 million in December 2022. This generated a recognition of results for the approximate sum of ARS 283 million.

Fiscal year ended June 30, 2020

•	On June 30, 2021, BrasilAgro entered into an agreement for the sale of 1,875 hectares (1,500 arable hectares) of the Jatobá land. The sales value was ARS 567 million, out of which ARS 63 million have already been collected. The balance will be paid in six annual installments. The Group recognized a gain of ARS 413 million as a result of this transaction.

•	On May 29, 2021, BrasilAgro entered into an agreement for the sale of 105 arable hectares in the Alto Taquarí land. The sales value was ARS 139 million. The buyer made a down payment of ARS 22 million. The balance will be paid in five annual installments. The Group recognized a gain of ARS 100 million as a result of this transaction.

General and administrative expenses 2021 vs. 2020

Total general and administrative expenses, according to the income statement, increased by ARS 20 million (0.4%), from ARS 5,147 million in the fiscal year ended June 30, 2020 to ARS 5,167million in the fiscal year ended June 30, 2021. This was mainly due to a ARS 295 million increase in the Agricultural Business, from ARS 1,881 million in the fiscal year ended June 30, 2020 to ARS 2,176 million in the fiscal year ended June 30, 2021, and a ARS 272 million decrease in the Urban Properties and Investment Business.

General and administrative expenses from our joint ventures decreased by ARS 6 million (30.0%), from ARS 20 million in the fiscal year ended June 30, 2020 to ARS 14 million in the fiscal year ended June 30, 2021.

There are no profits / (losses) on account of building administration expenses and promotion fund associated with general and administrative expenses.

General and administrative expenses from inter-segment transactions varied by ARS 9 million (11.1%), from ARS 81 million in the fiscal year ended June 30, 2020 to ARS 90 million in the fiscal year ended June 30, 2021.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those relating to building administration expenses and collective promotion fund and business inter-segment transactions), total general and administrative expenses increased by ARS 23 million (0.4%), from ARS 5,248 million in the fiscal year ended June 30, 2020 to ARS 5,271 million in the fiscal year ended June 30, 2021. This was mainly due to an ARS 295 million increase in the Agricultural Business and an ARS 272 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses increased by ARS 295 million (15.7%), from ARS 1,881 million in the fiscal year ended June 30, 2020 to ARS 2,176 million in the fiscal year ended June 30, 2021. General and administrative expenses from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 6.3% during the fiscal year ended June 30, 2020 to 7.3% during the fiscal year ended June 30, 2021.

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment decreased by 5.1%, from ARS 1,445 million in the fiscal year ended June 30, 2020 to ARS 1,372 million in the fiscal year ended June 30, 2021, mainly due to a ARS 14 million increase in expenses associated with crop operations; a ARS 92 million decrease in expenses associated with sugarcane operations: a ARS 25 million increase in expenses associated with cattle activities; a ARS 20 million decrease in expenses associated with the agricultural lease and services business. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, remained at 5.6%.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment remained stable at ARS 5 million in the fiscal years ended June 30, 2020 and 2021.

Corporate. General and administrative expenses associated with the Corporate segment increased by 72.8%, from ARS 254 million during the fiscal year ended June 30, 2020 to ARS 439 million during the fiscal year ended June 30, 2021.

Others. General and administrative expenses associated with the Others segment increased by 103.4%, from ARS 177 million during the fiscal year ended June 30, 2020 to ARS 360 million during the fiscal year ended June 30, 2021. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, increased from 4.1% during the fiscal year ended June 30, 2020 to 6.7% during the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses decreased by ARS 272 million (8.1%), from ARS 3,367million in the fiscal year ended June 30, 2020 to ARS 3,095 million in the fiscal year ended June 30, 2021. In addition, total general and administrative expenses, measured as a percentage of total revenues, according to information by segments, increased from 20.1% during the fiscal year ended June 30, 2020 to 30.6% during the fiscal year ended June 30, 2021.

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls increased by 14.9%, from ARS 1,246 million during the fiscal year ended June 30, 2020, to ARS 1,432 million during the fiscal year ended June 30, 2021, mainly due to: (i) an increase of ARS 174 million in fees payable to directors; (ii) an increase of ARS 75 million in salaries, social security charges and other personnel administrative expenses; (iii) an increase of ARS 9 million in taxes, rates and contributions; partially offset by: (iv) a decrease of ARS 61 million in fees and compensation for services. Administrative expenses of Shopping Malls, measured as a percentage of revenue from such segment, increased from 14.0% during the fiscal year ended June 30, 2020, to 26.9% during the fiscal year ended June 30, 2021.

Offices. The general and administrative expenses of our Offices segment increased by 21.3%, from ARS 333 million during the fiscal year ended June 30, 2020, to ARS 404 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) an increase in fees payable to directors of ARS 47 million; (ii) an increase of ARS 19 million in salaries, social security charges and other personnel administrative expenses; partially offset by (iii) a decrease in fees and compensation for services of ARS 16 million. General and administrative expenses, measured as a percentage of revenue from the same segment, increased from 9.4% during the fiscal year ended June 30, 2020, to 14.6% during the fiscal year ended June 30, 2021.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment increased by 4.4%, from ARS 342 million during the fiscal year ended June 30, 2020, to ARS 357 million during the fiscal year ended June 30, 2021. General and administrative expenses, measured as a percentage of revenue from the same segment, increased from 31.0% during the fiscal year ended June 30, 2020, to 53.8% during the fiscal year ended June 30, 2021.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 22.1%, from ARS 547 million during the fiscal year ended June 30, 2020, to ARS 426 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) an ARS 44 million decrease in salaries, social security and other personnel administrative expenses; (ii) an ARS 32 million decrease in maintenance, security, cleaning, repairs and related expenses; (iii) an ARS 20 million decrease in taxes, rates and contributions; and (iv) an ARS 16 million decrease in fees and compensation for services. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenue from this segment, increased from 18.0% during the fiscal year ended June 30, 2020, to 46.3% during the fiscal year ended June 30, 2021.

International. General and administrative expenses associated with our International segment decreased by 66.1%, from ARS 165 million during the fiscal year ended June 30, 2020, to ARS 56 million during the fiscal year ended June 30, 2021, mainly as a result of (i) an ARS 75 million decrease in salaries, social security and other personnel administrative expense; (ii) an ARS 17 million decrease in fees and compensation for services; and (iii) an ARS 15 million decrease in maintenance, security, cleaning, repairs and related expenses.

Corporate. General and administrative expenses associated with our Corporate segment decreased by 37.4%, from ARS 562 million during the fiscal year ended June 30, 2020, to ARS 352 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) a decrease of ARS 187 million in fees and compensation for services; (ii) a decrease of ARS 20 million increase in business expenses, mobility and library; partially offset by: (ii) an ARS 12 million increase in salaries, social security and other personnel administrative expense.

Others. General and administrative expenses associated with our Others segment decreased by 60.5%, from ARS 172 million during the fiscal year ended June 30, 2020, to ARS 68 million during the fiscal year ended June 30, 2021, mainly due to (i) a decrease of ARS 34 million in maintenance, repairs and services; (ii) a decrease of ARS 32 million in salaries, social security and other personnel administrative expenses and (iii) a decrease of ARS 33 million in fees and compensation for services.

Selling expenses 2021 vs 2020

Total selling expenses, according to the income statement, decreased by ARS 703 million (14.5%), from ARS 4,850 million in the fiscal year ended June 30, 2020 to ARS 4,147 million in the fiscal year ended June 30, 2021. This was primarily due to an ARS 371 million decrease in the Agricultural Business, from ARS 3,028 million in the fiscal year ended June 30, 2020 to ARS 2,657 million in the fiscal year ended June 30, 2021, and an ARS 332 million decrease in the Urban Properties and Investment Business.

Selling expenses from our joint ventures decreased by ARS 6 million (22.2%), from ARS 27 million in the fiscal year ended June 30, 2020 to ARS 21 million in the fiscal year ended June 30, 2021.

Selling expenses generated by inter-segment transactions varied by ARS 56 million (193,1%), from ARS 29 million in the fiscal year ended June 30, 2020 to ARS 85 million in the fiscal year ended June 30, 2021.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total selling expenses decreased by ARS 653 million (13.3%), from ARS 4,906 million in the fiscal year ended June 30, 2020 to ARS 4,253 million in the fiscal year ended June 30, 2021. This was mainly due to an ARS 315 million increase in the Agricultural Business and an ARS 338 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses decreased by ARS 315 million (10.3%), from ARS 3,057 million in the fiscal year ended June 30, 2020 to ARS 2,742 million in the fiscal year ended June 30, 2021. Selling expenses of the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 10.2% during the fiscal year ended June 30, 2020 to 9.2% during the fiscal year ended June 30, 2021.

Agricultural Production. Selling expenses from the Agricultural Production segment decreased by 14.3% from ARS 2,727 million in the fiscal year ended June 30, 2020 to ARS 2,338 million in the fiscal year ended June 30, 2021, mainly as a result of an ARS 393 million decrease in selling expenses related to grain trading, an ARS 11 million increase in expenses for sugarcane operations, an ARS 10 million increase in selling expenses for cattle and an ARS 3 million decrease in selling expenses associated with leases and agricultural services. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 10.6% during the fiscal year ended June 30, 2020 to 9.6% during the fiscal year ended June 30, 2021.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment decreased by 50.0% from ARS 2million in the fiscal year ended June 30, 2020 to ARS 1 million in the fiscal year ended June 30, 2021.

Others. Selling expenses from the Others segment increased by 22.9% from ARS 328 million in the fiscal year ended June 30, 2020 to ARS 403 million in the fiscal year ended June 30, 2021. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, decreased from 7.7% during the fiscal year ended June 30, 2020 to 7.5% during the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses decreased by ARS 338 million (18.3%), from ARS 1,849 million in the fiscal year ended June 30, 2020 ARS 1,511 million in the fiscal year ended June 30, 2021.  In addition, total selling expenses, measured as a percentage of total revenues, according to information by segments, increased from 11.1% during the period ended June 30, 2020 to 14.9% during the period ended June 30, 2021.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment decreased by 57.7%, from ARS 1,065 million during the fiscal year ended June 30, 2020, to ARS 451 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) a decrease in the charge of taxes, rates and contributions of ARS 287 million; ii) a decrease in the charge of doubtful accounts of ARS 276 million; and iii) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 29 million. Selling expenses, measured as a percentage of revenue from the Shopping Malls segment, decreased from 11.9% during the fiscal year ended June 30, 2020, to 8.5% during the fiscal year ended June 30, 2021.

Offices. Selling expenses associated with our Offices segment increased by 57.9%, from ARS 126 million during the fiscal year ended June 30, 2020, to ARS 199 million during the fiscal year ended June 30, 2021. Such variation was mainly generated as a result of: (i) an ARS 60 million increase in the charge of taxes, rates and contributions; (ii) an increase in the charge of doubtful accounts of ARS 14 million, partially offset by (ii) an ARS 3 million decrease in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Offices segment, measured as a percentage of revenue from this segment, increased from 3.6% during the fiscal year ended June 30, 2020, to 7.2% during the fiscal year ended June 30, 2021.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 131.1%, from ARS 296 million during the fiscal year ended June 30, 2020, to ARS 684 million during the fiscal year ended June 30, 2021. Such variation was mainly generated by: (i) an ARS 236 million increase in fees and compensation; and (ii) an ARS 176 million increase in taxes, rates and contributions, both charges related to the sale of Bouchard Building and sale of floors in Boston Tower; partially offset by: (iii) a decrease of ARS 10 million in the charge of publicity, advertising and other commercial expenses, and, (ii) a decrease of ARS 4 million in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenue from this segment, increased from 26.8% during the fiscal year ended June 30, 2020, to 103.0% during the fiscal year ended June 30, 2021.

Hotels. Selling expenses associated with our Hotels segment decreased by 59.1%, from ARS 345 million during the fiscal year ended June 30, 2020, to ARS 141 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) an ARS 96 million decrease in taxes, rates and contributions; (ii) an ARS 35 million decrease in salaries, social security and other personnel administrative expenses; (iii) an ARS 26 million decrease in publicity, advertising and other commercial expenses; and (iv) an ARS 25 million decrease in fees and compensation for services. Selling expenses associated with our Hotels segment, measured as a percentage of revenue from this segment, increased from 11.4% during the fiscal year ended June 30, 2020, to 15.3% during the fiscal year ended June 30, 2021.

International. Selling expenses associated with the International segment increased by 100,0%, no charge was recorded during the fiscal year ended June 30, 2020 and ARS 26 million was recorded during the fiscal year ended June 30, 2021, due to fees and compensation for services.

Corporate. Selling expenses associated with the Corporate segment were not recorded in both periods.

Others. Selling expenses associated with our Others segment decreased by 41.2%, from ARS 17 million during the fiscal year ended June 30, 2020, to ARS 10 million during the fiscal year ended June 30, 2021. Selling expenses associated with our Others segment, measured as a percentage of revenue from this segment, increased from 14.5% during the fiscal year ended June 30, 2020, to 14.7% during the fiscal year ended June 30, 2021.

Other operating results, net 2021 vs 2020

Total other operating results, net, according to the income statement, decreased by ARS 4,782 million (191.3%), from a gain of ARS 2,500 million in the fiscal year ended June 30, 2020 to a loss of ARS 2,282 million in the fiscal year ended June 30, 2021. This is mainly due to an ARS 4,576 million decrease in the Agricultural Business, from a gain of ARS 2,384 million in the fiscal year ended June 30, 2020 to a loss of ARS 2,129 million in the fiscal year ended June 30, 2021, and an ARS 202 million increase in the Urban Properties and Investment Business.

Other operating results, net, from our joint ventures decreased by ARS 48 million (171.4%), from a gain of ARS 28 million in the fiscal year ended June 30, 2020 to a loss of ARS 20 million in the fiscal year ended June 30, 2021.

Other operating results, net, generated by inter-segment transactions recorded a variation of ARS 6 million (200%) from a gain of ARS 3 million in the fiscal year ended June 30, 2020 to a loss of ARS 3 million in the fiscal year ended June 30, 2021.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total other operating results, net, decreased by ARS 4,762 million (198.7%), from ARS 2,396 million in the fiscal year ended June 30, 2020 to ARS 2,366 million in the fiscal year ended June 30, 2021. This was mainly due to an ARS 4,588 million decrease in the Agricultural Business and an ARS 174 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net, decreased by ARS 4,588million (192.9%), from a gain of ARS 2,379 million in the fiscal year ended June 30, 2020 to a loss of ARS 2,209 million in the fiscal year ended June 30, 2021. Other operating results, net, from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 7,9% during the fiscal year ended June 30, 2020 to 7.4% during the fiscal year ended June 30, 2021.

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment decreased by ARS 4,474 million, from a gain of ARS 683 million in the fiscal year ended June 30, 2020 to a loss of ARS 4,091 million in the fiscal year ended 2021.

Land Transformation and Sales. Other operating results, net, from this segment increased by ARS 306 million from a gain of ARS 1,445 million in the fiscal year ended June 30, 2020 to a gain of ARS 1,745 million in the fiscal year ended June 30, 2021.

Others. Other operating results, net, associated with the Others segment decreased by ARS 120 million, from a gain of ARS 251 million in the fiscal year ended June 30, 2020 to a gain of ARS 131 million in the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

According to the information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net, decreased by ARS 174 million (1023.5%), from ARS 17 million during the fiscal year ended June 30, 2020 to ARS 157 million in the fiscal year ended June 30, 2021 . In addition, total other operating results, net, measured as a percentage of total revenues, according to information by segments, increased from 0.1% during the fiscal year ended June 30, 2020 to 1.6% during the fiscal year June 30, 2021.

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by ARS 152 million, from a net profit of ARS 26 million during the fiscal year ended June 30, 2020, to a net loss of ARS 126 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) a decrease of ARS 163 million in interest generated by operating credits, (ii) a decrease of ARS 12 million in management fees, partially offset by; (iii) a decrease of ARS 14 million in the loss for lawsuits and others. Other operating results, net, from this segment, as a percentage of revenue from this segment, increased from 0.3% positive during the fiscal year ended June 30, 2020, to 2.4% negative during the fiscal year ended June 30, 2021.

Offices. Other operating results, net associated with our Offices segment increased by 117.9%, from a net loss of ARS 39 million during the fiscal year ended June 30, 2020, to a net profit of ARS 7 million during the fiscal year ended June 30, 2021, mainly as a consequence of an ARS 33 million decrease in others from the joint venture Quality S.A. and an ARS 6 million increase in interest generated by operating credits, among other items. Other operating results, net from this segment, as a percentage of the revenue from this segment, decreased from 1.1% negative during the fiscal year ended June 30, 2020, to 0.3% positive during the fiscal year ended June 30, 2021.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 68.3%, from a net loss of ARS 41 million during the fiscal year ended June 30, 2020, to a net loss of ARS 13 million during the fiscal year ended June 30, 2021, mainly due to (i) a decrease of ARS 44 million in the loss for lawsuits; partially offset by (ii) the non-recurrence of a recovery of a balance with Euromayor S.A de Inversiones in the comparative period by ARS 29 million; (iii) an ARS 16 million decrease in interest generated by operating credits; and, (iv) an increase of ARS 9 million in donations. Other operating results, net from this segment, as a percentage of the revenue of this segment, decreased from 3.7% negative during the fiscal year ended June 30, 2020, to 2.0% negative during the fiscal year ended June 30, 2021.

Hotels Other operating results, net associated with the Hotels segment decreased by 60.0%, from a net loss of ARS 30 million during the fiscal year ended June 30, 2020, to a net loss of ARS 12 million during fiscal year ended June 30, 2021, mainly due to lower charges from lawsuits and others. Other operating results, net from this segment, as a percentage of the revenue from this segment, increased from 1.0% negative during the fiscal year ended June 30, 2020, to 1.3% negative during the fiscal year ended June 30, 2021.

International. Other operating results, net (loss) associated with the International segment increased by 100,0%, no charge was recorded during the fiscal year ended June 30, 2020 and a loss of ARS 12 million was recorded during the fiscal year ended June 30, 2021.

Corporate. Other operating results, net associated with the Corporate segment showed no variations between the reported periods.

Others. Other operating results, net associated with the Others segment decreased by 101.0%, from a net profit of ARS 101 million during the fiscal year ended June 30, 2020, to a net loss of ARS 1 million during the fiscal year ended June 30, 2021, mainly due to lack of income of fee charged to La Rural S.A. during the period ended June 30, 2021. Other operating results, net from this segment, as a percentage of the revenue from this segment, decreased from 86.3% positive during the fiscal year ended June 30, 2020, to 1.5% negative during the fiscal year ended June 30, 2021.

Management fees 2021 vs 2020

The company entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 316 million during fiscal year 2020. During fiscal year 2021 no results were recognized on this account.

Operating results 2021 vs 2020

As a result of the factors described above, total operating results, according to the income statement, decreased by ARS 56,819 million (85.1%), from a gain of ARS 66,743 million in the fiscal year ended June 30, 2020 to a gain of ARS 9,924 million in the fiscal year ended June 30, 2021. Such variation was mainly due to an ARS 6,358 million increase in the Agricultural Business, from a profit of ARS 9,557 million in the fiscal year ended June 30, 2020 to a profit of ARS 15,915 million in the fiscal year ended June 30, 2021, and an ARS 63,170 million increase in the Urban Properties and Investment Business.

Operating results from our joint ventures decreased by ARS 244 million (73.9%), from a profit of ARS 330 million in the fiscal year ended June 30, 2020 to a profit of ARS 86 million in the fiscal year ended June 30, 2021.

In turn, total operating results on account of building administration expenses and collective promotion fund increased by ARS 312 million (71.1%), from a loss of ARS 439 million in the fiscal year ended June 30, 2020 to a loss of ARS 127 million in the fiscal year ended June 30, 2021.

Operating results from inter-segment transactions varied by ARS 7 million (175.0%), from a gain of ARS 4 million in the fiscal year ended June 30, 2020 to a loss of ARS 3million in the fiscal year ended June 30, 2021.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total operating results decreased by ARS 57,368 million (85.0%), from ARS 67,508 million in the fiscal year ended June 30, 2020 to ARS 10,140 million in the fiscal year ended June 30, 2021. This was mainly due to an ARS 6,021 million increase in the Agricultural Business and an ARS 63,389 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total operating results increased by ARS 6,021 million (61.1%), from ARS 9,851 million in the fiscal year ended June 30, 2020 to ARS 15,872 million in the fiscal year ended June 30, 2021. Operating results of the Agricultural Business, measured as a percentage of revenues from this segment, increased from 32.7% during the period ended June 30, 2020 to 52.3% during the period ended June 30, 2021.

Agricultural Production. Operating results of the Agricultural Production segment increased by ARS 1,550 million, from a profit of ARS 5,190 million in the fiscal year ended June 30, 2020 to a profit of ARS 6,740 million in the fiscal year ended June 30, 2021.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment increased by ARS 4,698 million, from a profit of ARS 3,831 million in the fiscal year ended June 30, 2020 to a profit of ARS 8.529 million in the fiscal year ended June 30, 2021.

Corporate. Operating results of this Corporate segment decreased by ARS 185 million from a loss of ARS 254 million in the fiscal year ended June 30, 2020 to a loss of ARS 439 million in the fiscal year ended June 30, 2021.

Others. Operating results of the Others segment decreased by ARS 42 million from a ARS 1,084 million in the fiscal year ended June 30, 2020 to ARS 1,042 million in the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total operating results decreased by ARS 63,389 million (109.94%), from a gain of ARS 57,657 million in the fiscal year ended June 30, 2020 to a loss of ARS 5,732 million in the fiscal year ended June 30, 2021. The operating results, according to information by segments, decreased by 109.9%. In addition, operating results, measured as a percentage of total revenues, according to information by segments, increased from 344.6% during the fiscal year ended June 30, 2020 to 56.6% during the fiscal year ended June 30, 2021.

Shopping Malls. Profit / (loss) from operations associated with the Shopping Malls segment decreased from a profit of ARS 2,617 million during the fiscal year ended June 30, 2020, to a loss of ARS 17,895 million during the fiscal year ended June 30, 2021.

Offices. Profit / (loss) from operations associated with our Offices segment decreased by 80.2%, from a net profit of ARS 37,007 million during the fiscal year ended June 30, 2020, to a net profit of ARS 7,340 million during the fiscal year ended June 30, 2021. Such variation was mainly due to an ARS 30,187 million decrease in the gain / (loss) from fair value adjustments of investment properties. Profit / (loss) from operations associated with the Offices segment, as a percentage of revenue from such segment, decreased from 1,067.5% during the fiscal year ended June 30, 2020, to 265.6% during the fiscal year ended June 30, 2021.

Sales and Developments. Profit / (loss) from operations associated with our Sales and Developments segment decreased by 69.8%, from a net profit of ARS 17,684 million during the fiscal year ended June 30, 2020, to a net profit of ARS 5,346 million during the fiscal year ended June 30, 2021. Such decrease is mainly due to the gain / (loss) from fair value adjustments of investment properties. Profit / (loss) from operations associated with the Sales and Developments segment, as a percentage of revenue from this segment, decreased from 1.604.2% during the fiscal year ended June 30, 2020, to 804.5% during the fiscal year ended June 30, 2021.

Hotels. Profit / (loss) from operations associated with the Hotels segment decreased by 396.3%, from a net profit of ARS 243 million during the fiscal year ended June 30, 2020, to a net loss of ARS 723 million during the fiscal year ended June 30, 2021. Such decrease is mainly due to the fact that revenue were significantly affected by a decline in the activity in the present period, attributable to the COVID-19 pandemic. The profit / (loss) from operations associated with the Hotels segment, as a percentage of revenue from such segment, increased from 8.0% positive during the fiscal year ended June 30, 2020, to 78.5% negative during the fiscal year ended June 30, 2021.

International. Profit / (loss) from operations associated with our International segment varied by 82.5%, from a net loss of ARS 166 million during the fiscal year ended June 30, 2020, to a net loss of ARS 29 million during the fiscal year ended June 30, 2021. Such variation is due to the income generated by the sale of Stowe House.

Corporate. Profit / (loss) from operations associated with our Corporate segment decreased by 37.4%, from a loss of ARS 562 million during the fiscal year ended June 30, 2020, to a loss of ARS 352 million during the fiscal year ended June 30, 2021, mainly affected by general and administrative expenses.

Others. Profit / (loss) from operations associated with the Others segment decreased from a net profit of ARS 833 million during the fiscal year ended June 30, 2020, to a net profit of ARS 581 million during the fiscal year ended June 30, 2021.

Share of profit/ (loss) of associates and joint ventures 2021 vs 2020

The total share of profit/(loss) of associates and joint ventures, according to the income statement, decreased by ARS 15,495 million (140.1%), from a profit of ARS 11,060 million in the fiscal year ended June 30, 2020 to a loss of ARS 4,435 million in the fiscal year ended June 30, 2021. This was mainly due to an ARS 281 million decrease in the Agricultural Business, from a gain of ARS 219 million in the fiscal year ended June 30, 2020 to a loss of ARS 60 million in the fiscal year ended June 30, 2021, and an ARS 15,214 million decrease in the Urban Properties and Investment Business.

Our share of profit/(loss) of associates and joint ventures, primarily from Cresca (Agricultural Business), Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment), Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment), decreased by ARS 639 million (251.6%), from a profit of ARS 254 million in the fiscal year ended June 30, 2020 to a loss of ARS 385 million in the fiscal year ended June 30, 2021.

Share of profit/(loss) of associates and joint ventures resulting from inter-segment transactions varied by ARS 38 million (105.6%), from a profit of ARS 36 million in the fiscal year ended June 30, 2020 to a loss of ARS 2 million in the fiscal year ended June 30, 2021.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), the total share of profit/(loss) of associates and joint ventures decreased by ARS 14,818 million (137.6%), from a profit of ARS 10,770 million in the fiscal year ended June 30, 2020 to a loss of ARS 4,048 million in the fiscal year ended June 30, 2021. This was mainly due to an ARS 244 million decrease in the Agricultural Business and an ARS 14,574 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures decreased by ARS 244 million (131.2%), from a profit of ARS 186 million in the fiscal year ended June 30, 2020 to a loss of ARS 60 million in the fiscal year ended June 30, 2021.

Agricultural Production. The share of profit/(loss) of associates and joint ventures in the Agricultural Production segment decreased by 25.0% from a profit of ARS 80 million in the fiscal year ended June 30, 2020 to a profit of ARS 60 million in the fiscal year ended June 30, 2021.

Others. The operating results in the Others segment decreased by 211.3% from a profit of ARS 106 million in the fiscal year ended June 30, 2020 to a loss of ARS 120 million in the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures decreased by ARS 14,572 million (137.7%), from ARS 10,584 million in the fiscal year ended June 30, 2020 to ARS 3,998 million in the fiscal year ended June 30, 2021.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. In the information by segments, the share of profit / (loss) of the joint venture Quality S.A. is recorded on a consolidated basis, line by line in this segment.

Sales and Developments. The share of profit / (loss) of the joint ventures Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. The share of profit / (loss) of our associate Manibil S.A., which was recorded in this line until its sale, decreased by ARS 16 million during the fiscal year ended June 30, 2021.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates of this segment decreased by 108.0%, from a net profit of ARS 11,080 million during the fiscal year ended June 30, 2020, to a net loss of ARS 891 million during the fiscal year ended June 30, 2021, mainly generated by a negative result from our investment in New Lipstick LLC of ARS 480 million; the non-recurrence of USD 42 million gain from Metropolitan related to the forgiveness of RBC loan; and a negative result from our investment in Condor Hospitality of ARS 414 million.

Other. The share of profit / (loss) of associates from the Others segment increased by 521.2%, from a net loss of ARS 496 million during the fiscal year ended June 30, 2020, to a net loss of ARS 3,081 million during the fiscal year ended June 30, 2021, mainly as a result of the variation from our investments in TGLT S.A. in the amount of ARS 1,991 million negative.

Financial results, net 2021 vs 2020

The Group financial results, net recorded a variation of ARS 36,965 million, from a loss of ARS 30,733 million in the fiscal year ended June 30, 2020 to a profit of ARS 6,232 million in the fiscal year ended June 30, 2021. This was mainly due to: (i) Increase in foreign exchange, net in the Agricultural Business and Urban Properties and Investment Business of ARS 25,698 million, from a loss of ARS 15,188 million, to a profit of ARS 10,510 million because of the appreciation of the peso against the dollar in real terms, compared to the devaluation in the previous year; and (ii) an increase in gain of ARS 8,657 million in results from the valuation at fair value of financial assets and financial liabilities as a result of the holding of sovereign bonds.

Income Tax 2021 vs 2020

The Company adopts the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of ARS 11,948 million during the fiscal year ended June 30, 2020, to a loss of ARS 27,940 million during the fiscal year ended June 30, 2021, out of which a loss of ARS 6,268 million derives from the agricultural business and a loss of ARS 21,673 million derives from the urban properties and investment.

Due to the enactment of Law 27,630 published in the Official Gazette on June 16, 2021 and effective for the years beginning on January 1, 2021, the current rates for corporate income tax are modified according to the following scale:

Accumulated net taxable profit
More of	To	Will pay	More %	On the surplus of
-	5,000,000	-	25%	-
5,000,000	50,000,000	1,250,000	30%	5,000,000
50,000,000	Onwards	14,750,000	35%	50,000,000

The amounts provided in the scale will be adjusted annually, as of January 1, 2022, considering the annual variation of the Consumer Price Index (CPI), corresponding to the month of October of the year prior to the adjustment, with respect to the same month from the previous year. The amounts determined by application of the described mechanism will be applicable for the fiscal years that begin after each update.

Net profit/(loss) 2021 vs 2020

As a result of the factors described above, our net profit/(loss) for the year, including the effect of discontinued operations, decreased by ARS 5,540 million from a net profit of ARS 30,042 million in the fiscal year ended on June 30, 2020 to a net profit of ARS 24,502 million in the fiscal year ended June 30, 2021, out of which a profit of ARS 16,913 million derives from the agricultural business, and a loss of ARS 37,591 million derives from the urban properties and investment business.

Results of Operations for the fiscal years ended June 30, 2020 and 2019

Below is a summary of the Company’s operating segments and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2020 and 2019.

				Urban Properties and Investment business												Elimination of inter-segment transactions and non-reportable			Total Statement of Income /
	Agricultural business			Operations Center in Argentina			Total segment information			Joint ventures (I)			Adjustments (ii)			assets / liabilities (iv)			Financial Position
	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.
	(in million of ARS)
Revenues	30,084	19,973	10,111	16,731	22,613	(5,882)	46,815	42,586	4,229	(90)	(140)	50	4,655	5,426	(771)	(312)	(343)	31	51,068	47,529	3,539
Costs	(25,016)	(16,236)	(8,780)	(4,138)	(4,806)	668	(29,154)	(21,042)	(8,112)	80	102	(22)	(4,851)	(5,793)	942	-	-	-	(33,925)	(26,733)	(7,192)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,925	3,048	877	-	-	-	3,925	3,048	877	-	-	-	-	-	-	203	203	-	4,128	3,251	877
Changes in the net realizable value of agricultural products after harvest	986	(65)	1,051	-	-	-	986	(65)	1,051	-	-	-	-	-	-	-	-	-	986	(65)	1,051
Gross profit / (loss)	9,979	6,720	3,259	12,593	17,807	(5,214)	22,572	24,527	(1,955)	(10)	(38)	28	(196)	(367)	171	(109)	(140)	31	22,257	23,982	(1,725)
Net gain/(loss) from fair value adjustment of investment properties	1,172	-	1,172	50,263	(59,291)	109,554	51,435	(59,291)	110,726	(395)	1,258	(1,653)	-	-	-	-	-	-	51,040	(58,033)	109,073
Gain from disposal of farmlands	1,259	998	261	-	-	-	1,259	998	261	-	-	-	-	-	-	-	-	-	1,259	998	261
General and administrative expenses	(1,881)	(2,026)	145	(3,367)	(4,010)	643	(5,248)	(6,036)	788	20	24	(4)	-	(146)	146	81	68	13	(5,147)	(6,090)	943
Selling expenses	(3,057)	(1,883)	(1,174)	(1,849)	(1,628)	(221)	(4,906)	(3,511)	(1,395)	27	9	18	-	189	(189)	29	19	10	(4,850)	(3,294)	(1,556)
Other operating results, net	2,379	1,183	1,196	17	(841)	858	2,396	342	2,054	28	282	(254)	73	124	(51)	3	(21)	24	2,500	727	1,773
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	(316)	-	(316)	-	-	-	(316)	-	(316)
Profit / (Loss) from operations	9,851	4,992	4,859	57,657	(47,963)	105,620	67,508	(42,971)	110,479	(330)	1,535	(1,865)	(439)	(200)	(239)	4	(74)	78	66,743	(41,710)	108,453
Share of profit/(loss) of associates and joint ventures	186	17	169	10,584	(9,291)	19,875	10,770	(9,274)	20,044	254	(1,504)	1,758	-	-	-	36	-	36	11,060	(10,778)	21,838
Segment profit / (loss)	10,037	5,009	5,028	68,241	(57,254)	125,495	78,278	(52,245)	130,523	(76)	31	(107)	(439)	(200)	(239)	40	(74)	114	77,803	(52,488)	130,291

(I) Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(II) Includes gross profit/ (loss) of ARS (130) million and ARS (149) million corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of June 30, 2020 and 2019, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the fiscal years ended June 30, 2020 and 2019.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.
	(in million of ARS)
Revenues	25,810	16,673	9,137	-	-	-	-	-	-	4,274	3,300	974	30,084	19,973	10,111
Costs	(22,042)	(14,215)	(7,827)	(38)	(36)	(2)	-	-	-	(2,936)	(1,985)	(951)	(25,016)	(16,236)	(8,780)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,925	3,048	877	-	-	-	-	-	-	-	-	-	3,925	3,048	877
Changes in the net realizable value of agricultural products after harvest	986	(65)	1,051	-	-	-	-	-	-	-	-	-	986	(65)	1,051
Gross profit / (loss)	8,679	5,441	3,238	(38)	(36)	(2)	-	-	-	1,338	1,315	23	9,979	6,720	3,259
Net gain from fair value adjustment of investment properties	-	-	-	1,172	-	1,172	-	-	-	-	-	-	1,172	-	1,172
Gain from disposal of farmlands	-	-	-	1,259	998	261	-	-	-	-	-	-	1,259	998	261
General and administrative expenses	(1,445)	(1,451)	6	(5)	(4)	(1)	(254)	(401)	147	(177)	(170)	(7)	(1,881)	(2,026)	145
Selling expenses	(2,727)	(1,544)	(1,183)	(2)	(2)	-	-	-	-	(328)	(337)	9	(3,057)	(1,883)	(1,174)
Other operating results, net	683	642	41	1,445	367	1,078	-	-	-	251	174	77	2,379	1,183	1,196
Profit / (Loss) from operations	5,190	3,088	2,102	3,831	1,323	2,508	(254)	(401)	147	1,084	982	102	9,851	4,992	4,859
Share of profit of associates and joint ventures	80	86	(6)	-	-	-	-	-	-	106	(69)	175	186	17	169
Segment profit / (loss)	5,270	3,174	2,096	3,831	1,323	2,508	(254)	(401)	147	1,190	913	277	10,037	5,009	5,028

Urban Properties and Investment Business

Operations Center in Argentina

The following table shows a summary of the Urban Properties and Investment Business lines of the Operations Center in Argentina for the fiscal years ended June 30, 2020 and 2019.

	Shopping Malls			Offices			Sales and developments			Hotels			Internacional			Corporate			Others			Total
	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.	30.06.20	30.06.19	Var.
	(in million of ARS)
Revenues	8,915	12,828	(3,913)	3,542	3,362	180	1,104	1,681	(577)	3,036	4,435	(1,399)	17	21	(4)	-	-	-	117	286	(169)	16,731	22,613	(5,882)
Costs	(851)	(1,166)	315	(218)	(230)	12	(1,034)	(793)	(241)	(1,870)	(2,385)	515	(18)	(9)	(9)	-	-	-	(147)	(223)	76	(4,138)	(4,806)	668
Gross profit / (loss)	8,064	11,662	(3,598)	3,324	3,132	192	70	888	(818)	1,166	2,050	(884)	(1)	12	(13)	-	-	-	(30)	63	(93)	12,593	17,807	(5,214)
Net (loss)/gain from fair value adjustment of investment properties	(3,162)	(60,952)	57,790	34,181	1,155	33,026	18,293	1,062	17,231	-	-	-	-	9	(9)	-	-	-	951	(565)	1,516	50,263	(59,291)	109,554
General and administrative expenses	(1,246)	(1,420)	174	(333)	(318)	(15)	(342)	(391)	49	(547)	(738)	191	(165)	(200)	35	(562)	(779)	217	(172)	(164)	(8)	(3,367)	(4,010)	643
Selling expenses	(1,065)	(796)	(269)	(126)	(148)	22	(296)	(178)	(118)	(345)	(474)	129	-	-	-	-	-	-	(17)	(32)	15	(1,849)	(1,628)	(221)
Other operating results, net	26	(29)	55	(39)	(44)	5	(41)	(447)	406	(30)	172	(202)	-	(19)	19	-	-	-	101	(474)	575	17	(841)	858
Profit / (Loss) from operations	2,617	(51,535)	54,152	37,007	3,777	33,230	17,684	934	16,750	244	1,010	(766)	(166)	(198)	32	(562)	(779)	217	833	(1,172)	2,005	57,657	(47,963)	105,620
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	(56)	56	-	-	-	11,080	(5,526)	16,606	-	-	-	(496)	(3,709)	3,213	10,584	(9,291)	19,875
Segment profit / (loss)	2,617	(51,535)	54,152	37,007	3,777	33,230	17,684	878	16,806	244	1,010	(766)	10,914	(5,724)	16,638	(562)	(779)	217	337	(4,881)	5,218	68,241	(57,254)	125,495

Revenues 2020 vs. 2019

Total revenues, according to the income statement, increased by ARS 3,539 million (7.4%), from ARS 47,529 million in the fiscal year ended June 30, 2019 to ARS 51,068 million in the fiscal year ended June 30, 2020. Such increase was mainly due to a ARS 10,103 million increase in the Agricultural Business, which went from ARS 19,736 million in the fiscal year ended June 30, 2019 to ARS 29,839 million in the fiscal year ended June 30, 2020, and a ARS 6,564 million decrease in the Urban Properties and Investment Business.

Revenues from our joint ventures increased by ARS 50 million (35.7%), from a loss of ARS 140 million in the fiscal year ended June 30, 2019 (out of which ARS 115 million are allocated to the Shopping Malls segment; ARS 24 million to the Offices segment, and ARS 1 million to the Sales and Developments segment of the Operations Center in Argentina) to a loss of ARS 90 million in the fiscal year ended June 30, 2020 (out of which ARS 79 million are allocated to the Shopping Malls segment and ARS 11 million to the Offices segment) of the Urban Properties and Investment Business.

In turn, total revenues on account of building administration expenses and promotion fund decreased by ARS 771 million (14.2%), from ARS 5,426 million in the fiscal year ended June 30, 2019 to ARS 4,655 million in the fiscal year ended June 30, 2020.

Revenues from inter-segment transactions varied by ARS 31 million (9.1%), from ARS 343 million in the fiscal year ended June 30, 2019 to ARS 312 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total revenues increased by ARS 4,229 million (9.9%), from ARS 42,586 million in the fiscal year ended June 30, 2019 to ARS 46,815 million in the fiscal year ended June 30, 2020. This was mainly due to a ARS 7,198 million increase in the Agricultural Business and a ARS 10,111 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues increased by ARS 10,111 million (50,6%), from ARS 19,973 million in the fiscal year ended June 30, 2019 to ARS 30,084 million in the fiscal year ended June 30, 2020.

Agricultural Production. Revenues from the Agricultural Production segment rose by 54.8% from ARS 16,673 million during the fiscal year ended June 30, 2019 to ARS 25,810 million during the fiscal year ended June 30, 2020. Such increase is mainly attributable to:

•	An ARS 6,738 million increase in revenues from crop sales, resulting from a 5.1% decrease in the average price of crops sold, from ARS 18,837 per ton in fiscal year ended June 30, 2019 to ARS 17,923 per ton in fiscal year ended June 30, 2020, offset by an increase of 368,865 tons in the volume of crops sold in fiscal year ended June 30, 2020 as compared to the previous fiscal year.

•	An ARS 790 million rise in revenues from sugarcane sales, resulting from an increase of 391,651 tons (13%) in the volume of sugarcane sold in the fiscal year ended June 30, 2020 compared to the previous fiscal year, coupled with a 6% rise in the average price of sugarcane sold, from ARS 2,026 per ton in fiscal year ended June 30, 2019 to ARS 2,143 per ton in fiscal year ended June 30, 2020, as a result of an improvement in sugarcane quality (higher TRS, i.e., total recoverable sugar);

•	An ARS 1,573 million increase in revenues from cattle sales, primarily attributable to a 45% rise in tons of cattle sold in the fiscal year ended June 30, 2020 compared to the previous fiscal year, coupled with a 57% rise in the average price of cattle; and

•	An ARS 36 million increase in revenues from leases and services attributable to: (i) an increase of ARS 379 million (70%) in revenues from seed production mainly caused by an increase in the hectares leased to third parties in Brazil plus the collection of an additional amount on account of productivity over the yields, offset by a decrease in the sales price of the corn and soybean seed service in Argentina; and (ii) a ARS 101 million decrease in revenues from feedlot services and pastures.

Others. Revenues from the Others segment increased by 29.5% from ARS 3,300 million during the fiscal year ended June 30, 2019 to ARS 4,274 million during the fiscal year ended June 30, 2020. Such increase is mainly attributable to:

•	An ARS 697 million increase in revenues from agro-industrial activities, due to the fact that, although the volume remained stable, in this fiscal year the share of sales to the external market increased over total sales, generating a double impact on gain (loss) by the effect of the increase in the exchange rate. The volume of domestic sales decreased, but prices remained in line with the inflation for the fiscal year.

•	An ARS 973 million increase in revenues from sales on consignment, brokerage fees and others, due to a higher volume of crop trading transactions and sales of supplies in the current year, boosted by the effect of devaluation.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total revenues decreased by ARS 5,882 million (26.0%), from ARS 22,613 million in the fiscal year ended June 30, 2019 to ARS 16,731 million in the fiscal year ended June 30, 2020.

Shopping Malls. Revenue from the Shopping Malls segment decreased by 30.5% from ARS 12,828 million during the fiscal year ended June 30, 2019, to ARS 8,915 million during the fiscal year ended June 30, 2020. This decrease is mainly attributable to: (i) a decrease of ARS 2,869 million in revenue base rent and contingent rent (total sales of our tenants decreased from ARS 141,843 million during fiscal year 2019 to ARS 105,087 million during fiscal year 2020); (ii) a decrease of ARS 295 million in Others, mainly caused by the cancellation of the contract with Walmart; (iii) a decrease of ARS 279 million in parking fees and ;(iv) a decrease of ARS 227 million in admission rights.

Offices. Revenue from the Offices segment increased by 5.4% from ARS 3,362 million during the fiscal year ended June 30, 2019, to ARS 3,542 million during the fiscal year ended June 30, 2020. This variation is mainly explained by an increase of 5.9% in revenue from leases, from ARS 3,303 million during the fiscal year ended June 30, 2019 to ARS 3,498 million during the fiscal year ended June 30, 2020, mainly as a result of an increase in leases of buildings, PH Office Park and Zeta Buildings, and by the effect of the exchange rate variation.

Sales and Developments. Revenue from the Sales and Developments segment recorded a 34.3% decrease from ARS 1,681 million during the fiscal year ended June 30, 2019, to ARS 1,104 million during the fiscal year ended June 30, 2020. This segment often varies significantly from fiscal year to fiscal year to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenue from our Hotels segment decreased by 31.5% from ARS 4,435 million during the fiscal year ended June 30, 2019, to ARS 3,036 million during the fiscal year ended June 30, 2020, mainly due to a decrease in revenue from Hoteles Argentinos S.A.U. as a result of a deflag process and due to the impact on revenue as a result of the fall in the tourist industry during March because of COVID 19.

International. Revenue from our International segment decreased by ARS 4 million, from ARS 21 million during the fiscal year ended June 30, 2019, to ARS 17 million during the fiscal year ended June 30, 2020, due to an ARS 4 million decrease in revenue from leases.

Corporate. Revenue associated with our Corporate segment were not recorded in both fiscal years.

Others. Revenue from the Others segment decreased by 59.1% from ARS 286 million during the fiscal year ended June 30, 2019, to ARS 117 million during the fiscal year ended June 30, 2020, mainly due to the revenue derived from La Arena and La Rural S.A., OFC S.R.L., Ogden S.A. and Entretenimiento Universal S.A. - Joint venture - (Convention Center and Exhibitions of the City of Buenos Aires Administrator).

Costs 2020 vs. 2019

Total costs, according to the income statement, increased by ARS 7,192 million (26.9%), from ARS 26,733 million in the fiscal year ended June 30, 2019 to ARS 33,925 million in the fiscal year ended June 30, 2020. This was mainly due to a ARS 8,780 million increase in the Agricultural Business, from ARS 16,236 million in the fiscal year ended June 30, 2019 to ARS 25,016 million in the fiscal year ended June 30, 2020, and a ARS 1,588 million decrease in the Urban Properties and Investment Business.

Costs from our joint ventures decreased by ARS 22 million (21.6%), from a profit of ARS 102 million in the fiscal year ended June 30, 2019 (out of which ARS 26 million are allocated to the Shopping Malls segment; ARS 64 million to the Offices segment and ARS 12 million to the Sales and Developments segment of the Operations Center in Argentina) to a profit of ARS 80 million in the fiscal year ended June 30, 2020 (out of which ARS 11 million are allocated to the Shopping Malls segment; ARS 60 million to the Offices segment and ARS 9 million to the Sales and Developments segment of the Operations Center in Argentina).

In turn, total costs on account of building administration expenses and promotion fund decreased by ARS 942 million (16.3%), from ARS 5,793 million in the fiscal year ended June 30, 2019 to ARS 4,851 million in the fiscal year ended June 30, 2020.

Costs from inter-segment transactions showed no variations for the reported fiscal year.

Therefore, according to information by segments (taking into account profit / (loss) from operations from our joint businesses and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total costs increased by ARS 8,112 million (38.6%), from ARS 21,042 million in the fiscal year ended June 30, 2019 to ARS 29,154 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 8,780 million increase in the Agricultural Business and a ARS 668 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs increased by ARS 8,780 million (54.1%), from ARS 16,236 million in the fiscal year ended June 30, 2019 to ARS 25,016 million in the fiscal year ended June 30, 2020. The costs of the Agricultural Business, measured as a percentage of revenues from this segment, increased from 81.3% during the fiscal year ended June 30, 2019 to 83.2% during the fiscal year ended June 30, 2020.

Agricultural Production. The costs of the Agricultural Production segment increased by 55.1% from ARS 14,215 million during the fiscal year ended June 30, 2019 to ARS 22,042 million during the fiscal year ended June 30, 2020, primarily as a consequence of:

•	An ARS 5,448 million increase in costs of crop sales, mainly resulting from an 8% decrease in the average cost per ton of crops sold in the fiscal year ended June 30, 2020, from ARS 16,026 million in the fiscal year ended June 30, 2019 to ARS 14,525 million in the fiscal year ended June 30, 2020; offset by an increase of 368,865 tons in the volume of crops sold in the fiscal year ended June 30, 2020 as compared to the previous fiscal year.

•	An ARS 1,026 million increase in the costs of sugarcane sales, mainly as a result of an increase of 391,651 tons (13%) in the volume of sugarcane sold in the fiscal year ended June 30, 2020 compared to the previous fiscal year, coupled with a 14% rise in the average cost of sugarcane per ton sold in the fiscal year, from ARS 2,122 per ton in the fiscal year ended June 30, 2019 to ARS 2,419 per ton in the fiscal year ended June 30, 2020;

•	An ARS 1,348 million increase in the costs of cattle and milk sales, mainly as a result of the additional 6,338 tons of cattle sold in the fiscal year ended June 30, 2020 compared to the previous fiscal year, coupled with a 54% rise in the average cost of cattle sold; and

•	An ARS 5 million increase in costs of leases and services, mainly attributable to an ARS 158 million increase in the Feedlot service cost and an ARS 104 million drop in lease costs and seed production.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 85.3% during the fiscal year ended June 30, 2019 to 85.4% during the fiscal year ended June 30, 2020.

Land transformation and sales. The costs of the Land transformation and sales segment increased by 5.6% from ARS 36 million during the fiscal year ended June 30, 2019 to ARS 38 million during the fiscal year ended June 30, 2020.

Others. The costs of the Others segment increased by 47.9% from ARS 1,985 million during the fiscal year ended June 30, 2019 to ARS 2,936 million during the fiscal year ended June 30, 2020, mainly as a result of an ARS 951 million increase in other segments, mainly triggered by the sale of supplies.

The costs of the Others segment, measured as a percentage of revenues from this segment, increased from 60.2% during the fiscal year ended June 30, 2019 to 68.7% during the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total costs decreased by ARS 668 million (13.9%), from ARS 4,806 million in the fiscal year ended June 30, 2019 to ARS 4,138 million in the fiscal year ended June 30, 2020 (out of which ARS 56,296 million derive from the Operations Center in Israel and ARS 2,755 million from the Operations Center in Argentina). Likewise, total costs, measured as a percentage of total revenues, according to information by segments, increased from 21.3% during the fiscal year ended June 30, 2019 to 24.7% during the fiscal year ended June 30, 2020.

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 27.0%, from ARS 1,166 million during the fiscal year ended June 30, 2019, to ARS 851 million during the fiscal year ended June 30, 2020, mainly due to: (i) a decrease in rentals and expenses of ARS 196 million (mainly resulting from the absorption of expenses deficit during the previous fiscal year) and (ii) a reduced charge salaries, social security costs and other personnel administrative expenses of ARS 118 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenue from this segment, increased from 9.1% during the fiscal year ended June 30, 2019, to 9.5% during the fiscal year ended June 30, 2020.

Offices. Costs associated with the Offices segment decreased by 5.2%, from ARS 230 million during the fiscal year ended June 30, 2019, to ARS 218 million during the fiscal year ended June 30, 2020, mainly due to (i) an increase in leases and expenses of ARS 50 million; offset by: (ii) a decrease in maintenance expenses of ARS 18 million; and (iii) a decrease in amortization and depreciation of ARS 17 million. Costs associated with the Offices segment, decreased from 6.8% during the fiscal year ended June 30, 2019, to 6.2% during the fiscal year ended June 30, 2020.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 30.4% increase from ARS 793 million during the fiscal year ended June 30, 2019, to ARS 1,034 million during the fiscal year ended June 30, 2020 mainly due to: (i) the exchange transaction with respect to the Coto air space, resulting in fees and compensation costs for ARS 80 million, and an increase in goods and services sale costs of ARS 27 million; and (ii) an increase in the cost of sale of goods and services generated by Catalinas in an amount of ARS 72 million. Costs in the Sales and Developments segment, measured as a percentage of revenue from this segment, increased from 47.2% during the fiscal year ended June 30, 2019, to 93.7% during the fiscal year ended June 30, 2020.

Hotels. Costs in the Hotels segment decreased by 21.6%, from ARS 2,385 million during the fiscal year ended June 30, 2019, to ARS 1,870 million during the fiscal year ended June 30, 2020, mainly as a result of (i) an ARS 282 million decrease in the costs of salaries, social security and other personnel expenses; (ii) an ARS 101 million decrease in maintenance, repair, and services; (iii) an ARS 57 million decrease in food, beverages and other hotel expenses; and (iv) an ARS 51 million decrease in fees and compensation services. Costs in the Hotels segment, measured as a percentage of revenue from this segment, increased from 53.8% during the fiscal year ended June 30, 2019, to 61.6% during the fiscal year ended June 30, 2020.

International. Costs in the International segment increased 100.0%, amounting to ARS 9 million during the fiscal year ended June 30, 2019 and ARS 18 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 6 million increase in maintenance, repair and services; (ii) an ARS 2 million increase in taxes, fees, and contributions; and (iii) an ARS 2 million increase in fees and compensation for services. Costs in the International segment, measured as a percentage of revenue from this segment, increased from 42.9% during the fiscal year ended June 30, 2019, to 109.1% during the fiscal year ended June 30, 2020.

Corporate. Costs in the Corporate segment were not recorded in both fiscal years.

Others. Costs in the Others segment decreased by 34.1%, from ARS 223 million during the fiscal year ended June 30, 2019, to ARS 147 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 51 million decrease in leases and expenses; (ii) an ARS 29 million decrease in taxes, fees and contributions; and (iii) an ARS 32 million decrease in fees and compensation for services, partially offset by (iv) an ARS 54 million increase in depreciation and amortization.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2020 vs. 2019

The profit from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest, according to the income statement, increased by ARS 877 million (27.0%), from ARS 3,251 million in the fiscal year ended June 30, 2019 to ARS 4,128 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the profit / (loss) from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by ARS 877 million (28.8%), from ARS 3,048 million in the fiscal year ended June 30, 2019 to ARS 3,925 million in the fiscal year ended June 30, 2020.

Such variation was mainly as a result of:

•	Profits from cattle production of ARS 257 million, mainly generated by Argentina, due the fact that cattle prices during this fiscal year had a better performance vis-à-vis inflation, thus generating a positive variation both in holding profit / (loss) and in profit / (loss) from sales, also favored by an increase in head of cattle sold compared to the previous fiscal year (170%);

•	A decrease in profits from crop production of ARS 487 million, mainly due to a decrease in profits from soybean production as a result of a greater planted area;

•	An increase in profits from sugarcane production of ARS 1,038 million, mainly in Brazil, as a result of better yields, prices and an increase in total recoverable sugar (TRS) during this fiscal year; and

•	An increase in profits from the agro-industrial activity of ARS 6 million

Changes in the net realizable value of agricultural produce after harvest 2020 vs. 2019

Profits /(losses) from total changes in the net realizable value of agricultural produce after harvest, according to the income statement, increased by ARS 1,051 million (1,616.9%), from a loss of ARS 65 million in the fiscal year ended June 30, 2019 to a profit of ARS 986 million in the fiscal year ended June 30, 2020.

Such variation is mainly generated by Argentina, due to the increase in prices as a result of the Peso depreciation, boosted by a bigger grain stock obtained during the 19-20 crop year.

Gross profit 2020 vs. 2019

As a result of the above mentioned factors, total gross profit, according to the income statement, decreased by ARS 1,725 million (7.2%), from ARS 23,892 million in the fiscal year ended June 30, 2019 to ARS 22,557 million in the fiscal year ended June 30, 2020. This was mainly due to the ARS 3,251 million increase in the Agricultural Business, from ARS 6,686 million in the fiscal year ended June 30, 2019 to ARS 9,937 million in the fiscal year ended June 30, 2020, and a ARS 4,979 million decrease in the Urban Properties and Investment Business.

Gross (profit) / loss from our joint ventures increased by ARS 28 million (73.7%), from a loss of ARS 38 million in the fiscal year ended June 30, 2019 to a loss of ARS 10 million in the fiscal year ended June 30, 2020.

In turn, total gross (profit) / loss on account of building administration expenses and promotion fund increased by ARS 171 million (46.6%), from a loss of ARS 367 million in the fiscal year ended June 30, 2019 (out of which a loss of ARS 216 million derives from the Shopping Malls segment and a loss of ARS 8 million derives from the Offices segment) to a loss of ARS 196 million in the fiscal year ended June 30, 2020 (out of which a loss of ARS 174 million derives from the Shopping Malls segment and another loss of ARS 22 million derives from the Offices segment).

Gross profit / (loss) generated by inter-segment transactions varied by ARS 31 million (22.1%), from ARS 140 million in the fiscal year ended June 30, 2019 to ARS 109 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), total gross profits decreased by ARS 1,955 million (8.0%), from ARS 24,527 million in the fiscal year ended June 30, 2019 to ARS 22,572 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 3,259 million increase in the Agricultural Business and a ARS 5,214 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit rose by ARS 3,259 million (48.5%), from ARS 6,720 million in the fiscal year ended June 30, 2019 to ARS 9,979 million in the fiscal year ended June 30, 2020. Gross profit from the Agricultural Business, measured as a percentage of revenues from this segment, decreased from 33.6% during the fiscal year ended June 30, 2019 to 33.2% during the fiscal year ended June 30, 2020.

Agricultural Production. Gross profit from this segment increased by 59.5% from ARS 5,441 million in the fiscal year ended June 30, 2019 to ARS 8,679 million in the fiscal year ended June 30, 2020.

Land Transformation and Sales. Gross profit from this segment decreased by 5.6% from a loss of ARS 36 million in the fiscal year ended June 30, 2019 to a loss of ARS 38 million in the fiscal year ended June 30, 2020.

Others. Gross profit from this segment increased by 1.7% from ARS 1,315 million in the fiscal year ended June 30, 2019 to ARS 1,338 million in the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total gross profit decreased by ARS 5,214 million (29.3%), from ARS 17,807 million in the fiscal year ended June 30, 2019 to ARS 12,593 million in the fiscal year ended June 30, 2020. In addition, total gross profit, measured as a percentage of total revenues, according to information by segments, decreased from 78.7% during the fiscal year ended June 30, 2019 to 75.3% during the fiscal year ended June 30, 2020.

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 30.9%, from ARS 11,662 million during the fiscal year ended June 30, 2019, to ARS 8,064 million during the fiscal year ended June 30, 2020, mainly as a result of a decrease in the total sales of our tenants in real terms, causing a lower percentage rentals under our lease agreements. Gross profit from the Shopping Malls segment as a percentage of the segment revenue, decreased from 90.9% during the fiscal year ended June 30, 2019, to 90.5% during the fiscal year ended June 30, 2020.

Offices. Gross profit from the Offices segment increased by 6.1%, from ARS 3,132 million during the fiscal year ended June 30, 2019, to ARS 3,324 million during the fiscal year ended June 30, 2020. Gross profit from the Offices segment, measured as percentage of revenue from this segment, increased from 93.2% during the fiscal year ended June 30, 2019, to 93.8% during the fiscal year ended June 30, 2020.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 92.1%, from a profit of ARS 888 million during the fiscal year ended June 30, 2019, to an ARS 70 million profit during the fiscal year ended June 30, 2020. Gross profit from the Sales and Developments segment, measured as a percentage of revenue from this segment, decreased from 52.8% positive during the fiscal year ended June 30, 2019, to 6.3% positive during the fiscal year ended June 30, 2020.

Hotels. Gross profit from the Hotels segment decreased by 43.1%, from a profit of ARS 2,050 million during the fiscal year ended June 30, 2019, to an ARS 1,166 million profit during the fiscal year ended June 30, 2020. Gross profit from the Hotels segment, measured as a percentage of revenue from this segment, decreased from 46.2% positive during the fiscal year ended June 30, 2019, to 38.4% positive during the fiscal year ended June 30, 2020.

International. Gross profit / (loss) from the International segment decreased by 108.3%, as a gross profit of ARS 12 was recorded during the fiscal year ended June 30, 2019 and an ARS 1 million gross loss was recorded during the fiscal year ended June 30, 2020. Gross profit from the International segment, measured as a percentage of revenue from this segment, decreased from 57.1% positive during the fiscal year ended June 30, 2019, to 5.9% negative during the fiscal year ended June 30, 2020.

Corporate. Gross profit from the Corporate segment did not show any variations during the reported fiscal years.

Others. Gross profit / (loss) from the Others segment decreased by 147.6%, from a profit of ARS 63 million during the fiscal year ended June 30, 2019, to an ARS 30 million loss during the fiscal year ended June 30, 2020. Gross profit from the Others segment, measured as a percentage of revenue from this segment, increased from 22.0% during the fiscal year ended June 30, 2019, to 25.6% negative during the fiscal year ended June 30, 2020.

Net gain (loss) from changes in the fair value of investment properties 2020 vs. 2019

Total gain (loss) from changes in the fair value of investment properties, according to the income statement, increased by ARS 109,073 million (187.9%), from a loss of ARS 58,033 million in the fiscal year ended June 30, 2019 to a gain of ARS 51,040 million in the fiscal year ended June 30, 2020. This was mainly due to a ARS 1,172 million increase in the Agricultural Business, from a loss of ARS 0 million in the fiscal year ended June 30, 2019 to a gain of ARS 1,172 million in the fiscal year ended June 30, 2020, and a ARS 107,901 million increase in the Urban Properties and Investment Business.

The gain (loss) from changes in the fair value of investment properties from our joint ventures decreased by ARS 1,653 million (131.4%), from a gain of ARS 1,258 million in the fiscal year ended June 30, 2019 to a loss of ARS 395 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the total net gain/(loss) from changes in the fair value of investment properties increased by ARS 110,726 million (186.8%), from a loss of ARS 59,291 million in the fiscal year ended June 30, 2019 to a gain of ARS 51,435 million in the fiscal year ended June 30, 2020. Such variation was mainly due to an ARS 1,172 million increase in the Agricultural Business and an ARS 109,554 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total net gain /(loss) from changes in the fair value of investment properties increased by ARS 1,172 million (100.0%), from ARS 0 million in the fiscal year ended June 30, 2019 to ARS 1,172 million in the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total net gain / (loss) from changes in the fair value of investment properties varied by ARS 109,554 million (184.8%), from a loss of ARS 59,291 million in the fiscal year ended June 30, 2019 to a gain of ARS 50,263 million in the fiscal year ended June 30, 2020

The net impact of prices in Pesos of our properties mainly resulted from a change in macroeconomic conditions: (i) a negative impact of 11,067 million generated by a decrease in the projected cash flows considering estimated growth rate for the shopping malls DCF, and due to the conversion into U.S. dollars of the projected cash flows considering estimated USD/ARS exchange rates; (ii) an increase of 8 basis points in the discount rate, that is used to discount the projected cash flows from the Shopping Malls segment, mainly due to a significant increase in the country risk premium, as a result there was a decrease of ARS 263.7 million in the fair value of our Shopping Malls, assuming all other factors remain unchanged; and (iii) an increase of ARS 27,257 million as a consequence of the conversion of the value of the Shopping Malls in dollar terms into pesos considering the end of fiscal year exchange rate of ARS 70.260 per dollar.

The offices market in Argentina is a liquid market, in which a great number of counterparties participates carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in U.S. dollars and are usually executed for three-year terms, hence this business produces stable cash flows in U.S. dollars. In this sense, we use the Market Approach method to determine the fair value of our Offices and Others segment, the value per square meter being the most representative measurement.

Since September 2019, the real estate market experienced certain operational changes due to the adoption of foreign exchange regulations. As a result, it is very likely that office buildings/lands reserved sales be settled in Pesos at an implied exchange rate higher than the official exchange rate, which can be observed in the transactions conducted by the Company before and after closing of these financial statements. Therefore, we have valued our offices and lands reserved in Pesos as of closing of these financial statements considering the aforementioned situation, thus resulting in a gain with respect to the previously recorded values. Therefore, we have valued our office buildings in pesos at the end of the fiscal year considering the situation described above, which results in a gain of ARS 34,181 million compared to the values previously recorded during fiscal year 2019.

Gain from disposal of farmlands 2020 vs. 2019

The total gain from disposal of farmlands, according to the income statement, increased by ARS 261 million (26.2%), from ARS 998 million in the fiscal year ended June 30, 2019 to ARS 1,259 million in the fiscal year ended June 30, 2020.

Based on the information by segment (taking into account all our joint ventures and inter-segment eliminations), the total gain from disposal of farmlands increased by ARS 261 million (26.2%), from ARS 998 million in the fiscal year ended June 30, 2019 to ARS 1,259 million in the fiscal year ended June 30, 2020.

Fiscal year ended June 30, 2020

•	On June 30, 2020, BrasilAgro entered into an agreement for the sale of 1,875 hectares (1,500 arable hectares) of the Jatobá land. The sales value was ARS 852 million, out of which ARS 95 million have already been collected. The balance will be paid in six annual installments. The Group recognized a gain of ARS 620 million as a result of this transaction.

•	On May 29, 2020, BrasilAgro entered into an agreement for the sale of 105 arable hectares in the Alto Taquarí land. The sales value was ARS 209 million. The buyer made a down payment of ARS 33 million. The balance will be paid in five annual installments. The Group recognized a gain of ARS 150 million as a result of this transaction.

•	On October 29, 2019, the Company entered into an agreement for the sale of a total area of 85 hectares (65 arable hectares) of the Alto Taquarí establishment, a rural property located in the Alto Taquarí municipality, in the aggregate amount of ARS 141 million. On that same date, the buyer paid the first installment of 14,300 soybean bags in the amount of ARS 27 million. The balance will be paid in four annual installments. The Group recognized a gain of ARS 102 million for this transaction.

•	On July 2019, the Group, through its subsidiary BrasilAgro, entered into a purchase-sale agreement for 1,134 hectares (893 arable hectares) of the Jatobá Establishment, a rural property located in the city of Jaborandi - BA. The sales price was 302 soybean bags per arable hectare or ARS 592 million. On September 2, 2019, the buyer paid the first installment consisting in 38,000 soybean bags in the amount of ARS 68 million. The balance will be paid in six annual installments. Delivery of possession and the gain of the transaction was recognized on September 30, 2019, amounting to approximately ARS 409 million.

Fiscal year ended June 30, 2019

•	In June 2019, the Group, through its subsidiary BrasilAgro, entered into an agreement for the sale of 3,124 hectares of the Jatobá land. The sales price was 285 soybean bags per hectare or ARS 1,166 million. The buyer made a down payment of ARS 125 million and will complete payment of the first installment (ARS 125 million) by July 31, 2019. The balance, i.e. 563,844 soybean bags, will be paid in six annual installments. Delivery of possession and the gain of the transaction will be recognized on June 30, 2020, amounting to ARS 861 million.

•	On November 21, 2018, the Group, through its subsidiary BrasilAgro, entered into an agreement for the sale of 103 hectares of the Alto Taquarí land. The sales price was 1,100 soybean bags per arable hectare equivalent to ARS 171 million. The buyer made a down payment of 22,656 soybean bags equivalent to ARS 26 million; the balance will be paid in eight semi-annual installments. The Group has recognized a gain of ARS 137 million as a result of this transaction in this fiscal year.

General and administrative expenses 2020 vs. 2019

Total general and administrative expenses, according to the income statement, decreased by ARS 943 million (15.5%), from ARS 6,090 million in the fiscal year ended June 30, 2019 to ARS 5,147 million in the fiscal year ended June 30, 2020. This was mainly due to a ARS 174 million decrease in the Agricultural Business, from ARS 2,025 million in the fiscal year ended June 30, 2019 to ARS 1,851 million in the fiscal year ended June 30, 2020, and a ARS 769 million increase in the Urban Properties and Investment Business.

General and administrative expenses from our joint ventures decreased by ARS 4 million (16.7%), from ARS 24 million in the fiscal year ended June 30, 2019 to ARS 20 million in the fiscal year ended June 30, 2020.

There are no profits / (losses) on account of building administration expenses and promotion fund associated with general and administrative expenses.

General and administrative expenses from inter-segment transactions increased by ARS 13 million (19.1%), from ARS 68 million in the fiscal year ended June 30, 2019 to ARS 81 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and excluding those relating to building administration expenses and collective promotion fund and business inter-segment transactions), total general and administrative expenses decreased by ARS 788 million (13.1%), from ARS 6,036 million in the fiscal year ended June 30, 2019 to ARS 5,248 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 145 million decrease in the Agricultural Business and an ARS 643 million decrease in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses decreased by ARS 145 million (7.2%), from ARS 2,026 million in the fiscal year ended June 30, 2019 to ARS 1,881 million in the fiscal year ended June 30, 2020. General and administrative expenses from the Agricultural Business, measured as a percentage of revenues from this segment, increased from 10.1% during the fiscal year ended June 30, 2019 to 6.3% during the fiscal year ended June 30, 2020.

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment decreased by 0.4%, from ARS 1,451 million in the fiscal year ended June 30, 2019 to ARS 1,445 million in the fiscal year ended June 30, 2020, mainly due to a ARS 113 million increase in expenses associated with crop operations; a ARS 67 million decrease in expenses associated with sugarcane operations: a ARS 19 million decrease in expenses associated with cattle activities; a ARS 33 million decrease in expenses associated with the agricultural lease and services business. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 8.7% during the fiscal year ended June 30, 2019 to 5.6% during the fiscal year ended June 30, 2020.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment increased by 25.0%, from ARS 4 million during the fiscal year ended June 30, 2019 to ARS 5 million during the fiscal year ended June 30, 2020.

Corporate. General and administrative expenses associated with the Corporate segment decreased by 36.7%, from ARS 401 million during the fiscal year ended June 30, 2019 to ARS 254 million during the fiscal year ended June 30, 2020.

Others. General and administrative expenses associated with the Others segment increased by 4.1%, from ARS 170 million during the fiscal year ended June 30, 2019 to ARS 177 million during the fiscal year ended June 30, 2020. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, decreased from 5.2% during the fiscal year ended June 30, 2019 to 4.1% during the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total general and administrative expenses decreased by ARS 643 million (16.0%), from ARS 4,010 million in the fiscal year ended June 30, 2019 to ARS 3,367 million in the fiscal year ended June 30, 2020. In addition, total general and administrative expenses, measured as a percentage of total revenues, according to information by segments, increased a 16,0%. Total general and administrative expenses, measured as a percentage of total revenues, increased from 17.7% during the fiscal year ended June 30, 2019 to 20.1% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls decreased by 12.3%, from ARS 1,420 million during the fiscal year ended June 30, 2019, to ARS 1,246 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 128 million; (ii) a decrease in fees payable to directors of ARS 81 million; partially offset by: (iii) an increase of ARS 29 million in amortization and depreciation and (iv) an increase of ARS 15 million in fees and payments for services. Administrative expenses of Shopping Malls, measured as a percentage of revenue from such segment, increased from 6.2% during the fiscal year ended June 30, 2019, to 11.9% during the fiscal year ended June 30, 2020.

Offices. The general and administrative expenses of our Offices segment increased by 4.7%, from ARS 318 million during the fiscal year ended June 30, 2019, to ARS 333 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an increase of ARS 11 million in fees and compensation for services; and (ii) an increase of ARS 3 million in taxes, rates and contributions. General and administrative expenses, measured as a percentage of revenue from the same segment, decreased from 4.4% during the fiscal year ended June 30, 2019, to 3.6% during the fiscal year ended June 30, 2020.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 12.5%, from ARS 391 million during the fiscal year ended June 30, 2019, to ARS 342 million during the fiscal year ended June 30, 2020 mainly as a consequence of: (i) a decrease in salaries, social charges and other personnel expenses of ARS 38 million; (ii) a decrease of ARS 20 million in advertising, propaganda and other commercial expenses; (iii) a decrease in rents and expenses of ARS 9 million; and (iv) a decrease of ARS 8 million in fees and compensation for services. . General and administrative expenses, measured as a percentage of revenue from the same segment, increased from 10.6% during the fiscal year ended June 30, 2019, to 26.8% during the fiscal year ended June 30, 2020.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 25.9%, from ARS 738 million during the fiscal year ended June 30, 2019, to ARS 547 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 83 million decrease in fees and compensation for services; (ii) an ARS 75 million decrease in salaries, social security and other personnel administrative expenses; (iii) an ARS 17 million decrease in maintenance, security, cleaning, repairs and related expenses and (iv) an ARS 11 million decrease in taxes, rates and contributions. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenue from this segment, increased from 10.7% during the fiscal year ended June 30, 2019, to 11.4% during the fiscal year ended June 30, 2020.

International. General and administrative expenses associated with our International segment decreased by 17.5%, from ARS 200 million during the fiscal year ended June 30, 2019, to ARS 165 million during the fiscal year ended June 30, 2020.

Corporate. General and administrative expenses associated with our Corporate segment decreased by 27.9%, from ARS 779 million during the fiscal year ended June 30, 2019, to ARS 562 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 302 million decrease in fees payable to directors; and (ii) an ARS 57 million decrease in salaries, social security and other personnel administrative expenses.

Others. General and administrative expenses associated with our Others segment increased by 4.9%, from ARS 164 million during the fiscal year ended June 30, 2019, to ARS 172 million during the fiscal year ended June 30, 2020, mainly due to (i) an increase of ARS 12 million in maintenance, repairs and services; partially offset by (ii) a decrease of ARS 6 million in taxes, rates and contributions.

Selling expenses 2020 vs 2019

Total selling expenses, according to the income statement, increased by ARS 1,556 million (47.2%), from ARS 3,294 million in the fiscal year ended June 30, 2019 to ARS 4,850 million in the fiscal year ended June 30, 2020. This was primarily due to an ARS 1,164 million increase in the Agricultural Business, from ARS 1,864 million in the fiscal year ended June 30, 2019 to ARS 3,028 million in the fiscal year ended June 30, 2020, and an ARS 392 million increase in the Urban Properties and Investment Business.

Selling expenses from our joint ventures increased by ARS 18 million (200.0%), from ARS 9 million in the fiscal year ended June 30, 2019 to ARS 27 million in the fiscal year ended June 30, 2020.

Selling expenses generated by inter-segment transactions varied by ARS 10 million (52,6%), from ARS 19 million in the fiscal year ended June 30, 2019 to ARS 29 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total selling expenses increased by ARS 1,395 million (39.7%), from ARS 3,511 million in the fiscal year ended June 30, 2019 to ARS 4,906 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 1,174 million increase in the Agricultural Business and an ARS 221 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses increased by ARS 1,174 million (62.3%), from ARS 1,883 million in the fiscal year ended June 30, 2019 to ARS 3,057 million in the fiscal year ended June 30, 2020. Selling expenses of the Agricultural Business, measured as a percentage of revenues from this segment, increased from 9.4% during the fiscal year ended June 30, 2019 to 10.2% during the fiscal year ended June 30, 2020.

Agricultural Production. Selling expenses from the Agricultural Production segment increased by 76.6% from ARS 1,544 million in the fiscal year ended June 30, 2019 to ARS 2,727 million in the fiscal year ended June 30, 2020, mainly as a result of an ARS 1,040 million increase in selling expenses related to grain trading, an ARS 63 million increase in expenses for sugarcane operations, an ARS 72 million increase in selling expenses for cattle and an ARS 8 million increase in selling expenses associated with leases and agricultural services. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 9.3% during the fiscal year ended June 30, 2019 to 10.6% during the fiscal year ended June 30, 2020.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment remained stable at ARS 2 million in the fiscal year ended June 30, 2019 and at ARS 2 million in the fiscal year ended June 30, 2020.

Others. Selling expenses from the Others segment decreased by 2.7% from ARS 337 million in the fiscal year ended June 30, 2019 to ARS 328 million in the fiscal year ended June 30, 2020, mainly as a consequence of an ARS 9 million decrease in selling expenses associated with other segments. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, increased from 8.7% during the fiscal year ended June 30, 2019 to 8.8% during the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total selling expenses increased by ARS 221 million (13.6%), from ARS 1,628 million in the fiscal year ended June 30, 2019 to ARS 1,849 million in the fiscal year ended June 30. In addition, total selling expenses, measured as a percentage of total revenues, according to information by segments, decreased from 7.2% during the period ended June 30, 2019 to 11.1% during the period ended June 30, 2020, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total selling expenses, measured as a percentage of total revenues, decreased from 7.2% during the fiscal year ended June 30, 2019 to 11.1% during the period ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 33.8%, from ARS 796 million during the fiscal year ended June 30, 2019, to ARS 1,065 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an increase of ARS 327 million in allowance for doubtful accounts, partially offset by; (ii) a decrease in the charge of taxes, rates and contributions of ARS 33 million; (iii) a decrease in the charge for advertising and other selling expenses of ARS 15 million; and (iv) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 6 million. Selling expenses, measured as a percentage of revenue from the Shopping Malls segment, increased from 6.2% during the fiscal year ended June 30, 2019, to 11.9% during the fiscal year ended June 30, 2020.

Offices. Selling expenses associated with our Offices segment decreased by 14.9%, from ARS 148 million during the fiscal year ended June 30, 2019, to ARS 126 million during the fiscal year ended June 30, 2020. Such variation was mainly generated as a result of: (i) an ARS 14 million decrease in publicity, advertising, and other commercial expenses; and (ii) an ARS 12 million decrease in the charge of doubtful accounts. Selling expenses associated with our Offices segment, measured as a percentage of revenue from this segment, decreased from 4.4% during the fiscal year ended June 30, 2019, to 3.6% during the fiscal year ended June 30, 2020.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 66.3%, from ARS 178 million during the fiscal year ended June 30, 2019, to ARS 296 million during the fiscal year ended June 30, 2020. Such variation was mainly generated by: (i) an ARS 119 million increase in taxes, rates and contributions; (ii) an ARS 17 million increase in publicity, advertising and other commercial expenses, offset by: (iii) an ARS 11 million decrease in the charge of doubtful accounts; (iv) an ARS 3 million decrease in salaries, social security and other personnel administrative expenses; and (v) an ARS 3 million decrease in fees and compensation for services. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenue from this segment, increased from 10.6% during the fiscal year ended June 30, 2019, to 26.8% during the fiscal year ended June 30, 2020.

Hotels. Selling expenses associated with our Hotels segment decreased by 27.2%, from ARS 474 million during the fiscal year ended June 30, 2019, to ARS 345 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 68 million decrease in the charge of taxes, rates and contributions; (ii) an ARS 29 million decrease in publicity, advertising and other commercial expenses; (iii) an ARS 17 million decrease in fees and compensation for services; and (iv) an ARS 14 million decrease in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenue from this segment, increased from 10.7% during the fiscal year ended June 30, 2019, to 11.4% during the fiscal year ended June 30, 2020.

International. Selling expenses associated with the International segment were not recorded in both fiscal years.

Corporate. Selling expenses associated with the Corporate segment were not recorded in both fiscal years.

Others. Selling expenses associated with our Others segment decreased by 46.9%, from ARS 32 million during the fiscal year ended June 30, 2019, to ARS 17 million during the fiscal year ended June 30, 2020. mainly due to (i) a decrease of ARS 8 million in the bad debt charge; and (ii) a decrease of ARS 6 million in taxes, fees and contributions. Selling expenses associated with our Others segment, measured as a percentage of revenue from this segment, increased from 11.1% during the fiscal year ended June 30, 2019, to 14.1% during the fiscal year ended June 30, 2020.

Other operating results, net 2020 vs 2019

Total other operating results, net, according to the income statement, increased by ARS 1,773 million (243.9%), from a gain of ARS 727 million in the fiscal year ended June 30, 2019 to a gain of ARS 2,500 million in the fiscal year ended June 30, 2020. This is mainly due to an ARS 836 million decrease in the Agricultural Business, from a gain of ARS 1,186 million in the fiscal year ended June 30, 2019 to a gain of ARS 2,384 million in the fiscal year ended December June 30, 2020, and an ARS 587 million decrease in the Urban Properties and Investment Business.

Other operating results, net, from our joint ventures decreased by ARS 254 million (90.1%), from a gain of ARS 282 million in the fiscal year ended June 30, 2019 to a gain of ARS 28 million in the fiscal year ended June 30, 2020.

In turn, total other operating results, net, on account of building administration expenses and promotion fund remained unchanged decreased by ARS 51 million (41.1%), from a profit of ARS 124 million in the fiscal year ended June 30, 2019 to a profit of ARS 73 million in the fiscal year ended June 30, 2020

Other operating results, net, generated by inter-segment transactions recorded a variation of ARS 24 million (114.3%) from ARS 21 million in the fiscal year ended June 30, 2019 to ARS 3 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total other operating results, net, increased by ARS 2,054 million (600.6%), from ARS 342 million in the fiscal year ended June 30, 2019 to ARS 2,396 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 1,196 million increase in the Agricultural Business and an ARS 859 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net, increased by ARS 1,196 million (101.1%), from ARS 1,183 million in the fiscal year ended June 30, 2019 to ARS 2,379 million in the fiscal year ended June 30, 2020. Other operating results, net, from the Agricultural Business, measured as a percentage of revenues from this segment, increased from 5.9% during the fiscal year ended June 30, 2019 to 7.9% during the fiscal year ended June 30, 2020.

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment increased by ARS 41 million, from a gain of ARS 642 million in the fiscal year ended June 30, 2019 to a gain of ARS 683 million in the fiscal year ended 2020.

Land Transformation and Sales. Other operating results, net, from this segment increased by ARS 1,078 million from a gain of ARS 367 million in the fiscal year ended June 30, 2019 to a gain of ARS 1,445 million in the fiscal year ended June 30, 2020.

Others. Other operating results, net, associated with the Others segment increased by ARS 77 million, from a gain of ARS 174 million in the fiscal year ended June 30, 2019 to a gain of ARS 251 million in the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to the information by segments (taking into account all our joint ventures and inter-segment eliminations), total other operating results, net, increased by ARS 858 million (102.0%), from ARS 841 million during the fiscal year ended June 30, 2019 to ARS 17 million in the fiscal year ended June 30, 2020. In addition, total other operating results, net, measured as a percentage of total revenues, according to information by segments, decreased from 3.7% during the fiscal year ended June 30, 2019 to 0.1% during the fiscal year June 30, 2020.

Shopping Malls. Other operating results, net associated with our Shopping Malls segment increased by 189.7%, from a net loss of ARS 29 million during the fiscal year ended June 30, 2019, to a net profit of ARS 26 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an increase in interest earned on operating assets, partially offset by (ii) a lower charge for donations of ARS 81 million and; (iii) an increase in others of ARS 38 million, mainly due to the fact that in 2019 a loss for compensation was recognized. Other operating results, net, from this segment, as a percentage of revenue from this segment, increased from 0.2% negative during the fiscal year ended June 30, 2019, to 0.3% positive during the fiscal year ended June 30, 2020.

Offices. Other operating results, net associated with our Offices segment decreased by 11.4%, from a net loss of ARS 44 million during the fiscal year ended June 30, 2019, to a net loss of ARS 39 million during the fiscal year ended June 30, 2020, mainly as a consequence of an ARS 21 million decrease in donations, among other items. Other operating results, net from this segment, as a percentage of the revenue from this segment, decreased from 1.4% negative during the fiscal year ended June 30, 2019, to 1.1% negative during the fiscal year ended June 30, 2020.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment increased by 90.8%, from a net loss of ARS 447 million during the fiscal year ended June 30, 2019, to a net loss of ARS 41 million during the fiscal year ended June 30, 2020, mainly as a result of a decrease in the provision set up for the write-off of the Puerto Retiro plot of land and a decrease in donations, among other items. Other operating results, net from this segment, as a percentage of the revenue of this segment, decreased from 25.5% negative during the fiscal year ended June 30, 2019, to 3.7% negative during the fiscal year ended June 30, 2020.

Hotels Other operating results, net associated with the Hotels segment decreased by 117.4%, from a net profit of ARS 172 million during the fiscal year ended June 30, 2019, to a net loss of ARS 30 million during the fiscal year ended June 30, 2020, mainly due to an insurance recovery associated with a boiler-related loss during fiscal year 2019. Other operating results, net from this segment, as a percentage of the revenue from this segment, decreased from 3.9% positive during the fiscal year ended June 30, 2019, to 1.0% negative during the fiscal year ended June 30, 2020.

International. Other operating results, net associated with the International segment showed a net loss of ARS 19 million during the fiscal year ended June 30, 2019. No charge was recognized during the fiscal year ended June 30, 2020, mainly due to a decrease in donations.

Corporate. Other operating results, net associated with the Corporate segment were not recorded in both fiscal years.

Others. Other operating results, net associated with the Others segment increased by 121.3%, from a net loss of ARS 474 million during the fiscal year ended June 30, 2019, to a net profit of ARS 101 million during the fiscal year ended June 30, 2020, mainly due to a loss from the sale of Tarshop S.A. and the impairment of the goodwill of La Arena during the comparative fiscal year. Other operating results, net from this segment, as a percentage of the revenue from this segment, decreased from 165.0% negative during the fiscal year ended June 30, 2019, to 86.3% positive during the fiscal year ended June 30, 2020.

Management fees 2020 vs 2019

The company entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 316 million during fiscal year 2020. During fiscal year 2019 no results were recognized on this account.

Operating results 2020 vs 2019

As a result of the factors described above, total operating results, according to the income statement, increased by ARS 108,453 million (260.0%), from a loss of ARS 41,710 million in the fiscal year ended June 30, 2019 to a gain of ARS 66,743 million in the fiscal year ended June 30, 2020. Such variation was mainly due to an ARS 4,566 million increase in the Agricultural Business, from a profit of ARS 4,991 million in the fiscal year ended June 30, 2019 to a profit of ARS 9,557 million in the fiscal year ended June 30, 2020, and an ARS 103,887 million increase in the Urban Properties and Investment Business.

Operating results from our joint ventures decreased by ARS 1,865 million (121.5%), from a profit of ARS 1,535 million in the fiscal year ended June 30, 2019 to a loss of ARS 330 million in the fiscal year ended June 30, 2020.

In turn, total operating results on account of building administration expenses and collective promotion fund decreased by ARS 239 million (119.5%), from ARS 200 million in the fiscal year ended June 30, 2019 to ARS 439 million in the fiscal year ended June 30, 2020.

Operating results from inter-segment transactions varied by ARS 78 million (105.4%), from ARS 74 million in the fiscal year ended June 30, 2019 to ARS 4 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the operating results from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), total operating results increased by ARS 110,479 million (257.1%), from ARS 42,971 million in the fiscal year ended June 30, 2019 to ARS 67,508 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 4,859 million increase in the Agricultural Business and an ARS 105,623 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total operating results increased by ARS 4,859 million (97.3%), from ARS 4,992 million in the fiscal year ended June 30, 2019 to ARS 9,851 million in the fiscal year ended June 30, 2020. Operating results of the Agricultural Business, measured as a percentage of revenues from this segment, increased from 25.0% during the period ended June 30, 2019 to 32.7% during the period ended June 30, 2020.

Agricultural Production. Operating results of the Agricultural Production segment increased by ARS 2,102 million, from a profit of ARS 3,088 million in the fiscal year ended June 30, 2019 to a profit of ARS 5,190 million in the fiscal year ended June 30, 2020.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment increased by ARS 2,508 million, from a profit of ARS 1,323 million in the fiscal year ended June 30, 2019 to a profit of ARS 3,831 million in the fiscal year ended June 30, 2020.

Corporate. Operating results of this Corporate segment increased by ARS 147 million from a profit of ARS 401 million in the fiscal year ended June 30, 2019 to a profit of ARS 254 million in the fiscal year ended June 30, 2020.

Others. Operating results of the Others segment increased by ARS 102 million from a loss of ARS 982 million in the fiscal year ended June 30, 2019 to a loss fromo ARS 1,084 million in the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total operating results increased by ARS 105,623 million (220.2%), ARS 47,963 million in the fiscal year ended June 30, 2019 to ARS 57,657 million in the fiscal year ended June 30, 2020. In addition, operating results, measured as a percentage of total revenues, according to information by segments, increased from 212.1% during the fiscal year ended June 30, 2019 to 344.6% during the fiscal year ended June 30, 2020.

Shopping Malls. Profit / (loss) from operations associated with the Shopping Malls segment increased from a loss of ARS 51,535 million during the fiscal year ended June 30, 2019, to a profit of ARS 2,617 million during the fiscal year ended June 30, 2020.

Offices. Profit from operations associated with our Offices segment increased by 879.8%, from a profit of ARS 3,777 million during the fiscal year ended June 30, 2019, to a profit of ARS 37,007 million during the fiscal year ended June 30, 2020. Such variation was mainly due to an ARS 34,049 million increase in the gain from fair value adjustments of investment properties. Profit from operations associated with the Offices segment, as a percentage of revenue from such segment, increased from 112.1% during the fiscal year ended June 30, 2019, to 1,044.8% during the fiscal year ended June 30, 2020.

Sales and Developments. Profit from operations associated with our Sales and Developments segment increased by 1793.4%, from a profit of ARS 934 million during the fiscal year ended June 30, 2019, to a profit ofARS 17,684 million during the fiscal year ended June 30, 2020. Such increase is mainly due to the gain from fair value adjustments of investment properties. Profit from operations associated with the Sales and Developments segment, as a percentage of revenue from this segment, increased from 55.6% during the fiscal year ended June 30, 2019, to 1,601.8% during the fiscal year ended June 30, 2020.

Hotels. Profit from operations associated with the Hotels segment decreased by 75.8%, from ARS 1,010 million during the fiscal year ended June 30, 2019, to ARS 244 million during the fiscal year ended June 30, 2020. Such decrease is mainly due to the deflagging process of Hoteles Argentinos S.A.U. and to the fact that revenue were significantly affected by a decline in the activity since March, attributable to the COVID-19 pandemic. The profit / (loss) from operations associated with the Hotels segment, as a percentage of revenue from such segment, decreased from 22.8% during the fiscal year ended June 30, 2019, to 8.0% during the fiscal year ended June 30, 2020.

International. Loss from operations associated with our International segment varied by 16.2%, from a loss of ARS 198 million during the fiscal year ended June 30, 2019, to loss of ARS 166 million during the fiscal year ended June 30, 2020. Such variation is due to a decrease in donations.

Corporate. Loss from operations associated with our Corporate segment varied by 27.9%, from a loss of ARS 779 million during the fiscal year ended June 30, 2019, to loss of ARS 562 million during the fiscal year ended June 30, 2020, mainly affected by general and administrative expenses.

Others. Profit/(loss) from operations associated with the Others segment increased from a net loss of ARS 1,172 million during the fiscal year ended June 30, 2019, to a net profit of ARS 833 million during the fiscal year ended June 30, 2020. The variation is mainly due to the loss generated by the sale of Tarshop, the impairment of the goodwill of La Arena during the fiscal year ended June 30, 2019, and a decrease in share of profit / (loss) of associates and joint ventures.

Share of profit/ (loss) of associates and joint ventures 2020 vs 2019

The total share of profit/(loss) of associates and joint ventures, according to the income statement, increased by ARS 21,838 million (202.6%), from a loss of ARS 10,778 million in the fiscal year ended June 30, 2019 to a profit of ARS 11,060 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 178 million increase in the Agricultural Business, from a gain of ARS 41 million in the fiscal year ended June 30, 2019 to a profit of ARS 219 million in the fiscal year ended June 30, 2020, and an ARS 21,660 million increase in the Urban Properties and Investment Business.

Our share of profit/(loss) of associates and joint ventures, primarily from Cresca (Agricultural Business), Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment), Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment), increased by ARS 1,758 million (116.9%), from a loss of ARS 1,504 million in the fiscal year ended June 30, 2019 to a profit of ARS 254 million in the fiscal year ended June 30, 2020.

Share of profit/(loss) of associates and joint ventures resulting from inter-segment transactions varied by ARS 36 million (100.0%), from ARS 0 million in the fiscal year ended June 30, 2019 to ARS 36 million in the fiscal year ended June 30, 2020.

Therefore, according to information by segments (taking into account the profit/ (loss) from operations from our joint ventures and without considering those relating to building administration expenses and collective promotion fund or business inter-segment transactions), the total share of profit/(loss) of associates and joint ventures increased by ARS 20,044 million (216.1%), from ARS 9,274 million in the fiscal year ended June 30, 2019 to ARS 10,770 million in the fiscal year ended June 30, 2020. This was mainly due to an ARS 169 million increase in the Agricultural Business and an ARS 19,875 million increase in the Urban Properties and Investment Business.

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures increased by ARS 169 million (994.1%), from ARS 17 million in the fiscal year ended June 30, 2019 to ARS 186 million in the fiscal year ended June 30, 2020.

Agricultural Production. The share of profit/(loss) of associates and joint ventures in the Agricultural Production segment decreased by 7.0% from a profit of ARS 86 million in the fiscal year ended June 30, 2019 to a profit of ARS 80 million in the fiscal year ended June 30, 2020.

Others. The operating results in the Others segment rose by 253.6% from a loss of ARS 69 million in the fiscal year ended June 30, 2019 to a profit of ARS 106 million in the fiscal year ended June 30, 2020.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures increased by ARS 19,875 million (213.9%), from ARS 9,291 million in the fiscal year ended June 30, 2019 to ARS 10,584 million in the fiscal year ended June 30, 2020.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. In the information by segments, the share of profit / (loss) of the joint venture Quality S.A. is recorded on a consolidated basis, line by line in this segment.

Sales and Developments. The share of profit / (loss) of the joint ventures Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. The share of profit / (loss) of our associate Manibil S.A., which is recorded in this line, decreased by ARS 56 million during the fiscal year ended June 30, 2020

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates of this segment increased by 300.5%, from a net loss of ARS 5,526 million during the fiscal year ended June 30, 2019, to a net profit of ARS 11,080 million during the fiscal year ended June 30, 2020, mainly generated by a positive result from our investment in New Lipstick LLC of ARS 11,223 million and a negative result from our investment in Condor Hospitality of ARS 153 million.

Other. The share of (loss) of associates from the Others segment varied by 86.6%, from a net loss of ARS 3,709 million during the fiscal year ended June 30, 2019, to a net loss of ARS 496 million during the fiscal year ended June 30, 2020, mainly as a result of a lower loss from our investments in Banco Hipotecario S.A.

Financial results, net 2020 vs 2019

The Group financial results, net recorded a variation of ARS 18,530 million, from a loss of ARS 12,203 million in the fiscal year ended June 30, 2019 to a loss of ARS 30,733 million in the fiscal year ended June 30, 2020. This was mainly due to: (i) an increase in interest expense in the Agricultural Business mainly attributable to the Notes, which increased from 6.33% to 7.96%. Furthermore, indebtedness in dollars increased by USD 348 million due to the issuance of Notes XXV, XXVII, XXVII and XXIX. This was offset by the repayment of the Notes XVIII and XXII in the amount of USD 54 million. In turn, Note XXVI was issued in Pesos in an amount of ARS 1,095 million at Badlar variable interest rate, currently set at 36%. Other impact on interest was due to an increase in ER, as well as interest under IFRS 16 that are not recognized for comparative purposes because same are charged on a prospective basis. As concerns the Real Estate business segment, interest on Notes increased by 61% from ARS 1,834 million to ARS 2,956 million. Increase of overdraft interest mainly derives from an increase in the range of interest rate, from 36% to 150% for fiscal year 2020, whereas in fiscal year 2019 such increase was in the range of 39% to 106%; (ii) Increased loss for exchange difference in the Agricultural Business and the Real Estate segment in the Operations Center in Argentina of approximately ARS 19,287 million, because the exchange difference of the 4th quarter in fiscal year 2020 was the consequence of a Peso depreciation of approximately 66% whereas the inflation of the fiscal year was lower, reaching 43% unlike 4th quarter in 2019 where Peso depreciation and inflation rates were more similar, as Peso depreciation reached 48% whereas the inflation rate ultimately reached 56%. As a result of these variables, the net exchange difference of the inflation effect was considerably higher in this fiscal year; (iii) the main loss in profit/(loss) for derivative financial instruments, in the Agricultural Business segment, is mainly attributed to the BrasilAgro transactions, where transactions in US dollars recorded a significant loss due to the US dollar fluctuation, with an ER that increased from 3.80 to 5.50, together with variations in soybean prices; and (iv) a higher loss of approximately ARS 18,865 million in Profit/(loss) for assessment at fair value of financial assets and liabilities, mainly from the Real Estate Business segment of the Operations Center in Israel, due to changes in the assessment at fair value of CLAL shares. The share price changed from NIS 60.80 to NIS 28.86. As of June 30, 2020, 8.5% of shares are directly held whereas 2.1% are held through swaps.

Income Tax 2020 vs 2019

The Company adopts the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of ARS 820 million during the fiscal year ended June 30, 2019, to a loss of ARS 11,948 million during the fiscal year ended June 30, 2020, out of which a loss of ARS 2,110 million derives from the agricultural business and a loss of ARS 9,838 million derives from the Operations Center in Argentina.

Net profit/(loss) 2020 vs 2019

As a result of the factors described above, our net profit/(loss) for the year, including the effect of discontinued operations, increased by ARS 91,219 million from a net profit of ARS 61,177 million in the fiscal year ended on June 30, 2019 to a net profit of ARS 30,042 million in the fiscal year ended June 30, 2020, out of which a loss of ARS 9,911 million derives from the agricultural business, a profit of ARS 39,666 million derives from the Operations Center in Argentina and a loss of ARS 316 million derives from fee management.

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

Our material cash requirements from known contractual and other obligations mainly consist of obligations under our borrowings. As of June 30, 2021, we expected to incur a total of ARS 118,736 million under our borrowings, consisting of ARS 45,414 million due within one year, ARS 69,631 million due within one to three years and ARS 3,691 million due within four to five years.

Cash Flows

The table below shows our cash flow for the fiscal years ended June 30, 2021, 2020 and 2019:

	06.30.21	06.30.20	06.30.19
	(in millions of ARS)
Net cash generated from operating activities	8,886	53,672	38,368
Net cash generated from investing activities	73,657	60,547	15,849
Net cash used in financing activities	(54,165)	(109,082)	(38,654)
Net increase in cash and cash equivalents	28,378	5,137	15,563

As of June 30, 2021, we had negative working capital of ARS 446 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2021, in our Agricultural Business, we had positive working capital of ARS 8,979 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2021, in our Urban Properties and Investments Business, our Operation Center in Argentina had negative working capital of ARS 9,425 million (calculated as current assets less current liabilities as of such date).

At the same date, our Agricultural Business had cash and cash equivalents of ARS 25,598 million while our Operations Center in Argentina had cash and cash equivalents of ARS 1,931 million.

As stated in Note 1 to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, the Group lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for all the years presented.

As stated in Note 4 the the consolidated financial statements as of June 30, 2021, due to the sale of Carnes Pampeanas S.A. on February 24, 2021, the results of this subsidiary have been reclassified to discontinued operations for all the years presented.

Operating activities

Fiscal year ended June 30, 2021

Our operating activities for the fiscal year ended June 30, 2021 generated net cash inflows of ARS 9,177 million, of which ARS 3,290 million are originated in discontinued operations and ARS 5,887 million are from continuing operations, mainly due to (i) a decrease in biological assets for ARS 9,013 million, (ii) a decrease in trades and other receivables for ARS 4,184 million, (iii) an income tax for ARS 27,940 million and (iv) an operating income for ARS 862 million partially offset by (v) an increase in inventory for ARS 4,639 million, (vi) a decrease in lease liabilities for ARS 1,635 million, (vii) a net variation in derivative financial instruments for ARS 1,996 million, (viii) a gain from valuation at fair value of financial assets with changes in results for ARS 4,850 million and (ix) financial results, net for ARS 4,517 million.

Fiscal year ended June 30, 2020

Our operating activities for the fiscal year ended June 30, 2020 generated net cash inflows of ARS 54,649 million, of which ARS 36,342 million are originated in discontinued operations and ARS 18,307 million are from continuing operations, mainly due to (i) an operating income for ARS 11,104 million, (ii) a decrease in trades and other receivables for ARS 8,053 million, (iii) a decrease in biological assets for ARS 7,520 million and (iv) financial results, net for ARS 26,960 million partially offset by (v) net result from fair value adjustment of investment properties for ARS 51,040 million, (vi) an increase in trade and other payables for ARS 4,380 million and (vii) an increase of right to use assets for ARS 1,581 million.

Fiscal year ended June 30, 2019

Our operating activities for the fiscal year ended June 30, 2019 generated net cash inflows of ARS 40,480 million, of which ARS 33,585 million are originated in discontinued operations and ARS 6,895 million are from continuing operations, mainly due to (i) an operating income of ARS 11,427 million, (ii) net loss from fair value adjustment of investment properties for ARS 58,033 million, (iii) share of loss of associates and joint ventures for ARS 10,778 million and (iv) financial results, net for ARS 9,972 million partially offset by (v) a decrease in trade and other payables for ARS 5,396 million and (vi) unrealized initial recognition and changes in fair value of biological assets and agricultural for ARS 3,436 million.

Investment activities

Fiscal year ended June 30, 2021

Our investing activities resulted in net cash inflows of ARS 73,657 million, of which ARS 44,102 million are originated in discontinued operations and ARS 29,555 are from continuing operations for the fiscal year ended June 30, 2021, mainly due to (i) ARS 18,536 million derived from income from sales of investment properties, (ii) ARS 31,923 million in investments in financial assets partially offset by (iii) ARS 16,758 million used in the acquisition of investments in financial assets, (iv) ARS 2,022 million used in the acquisition and improvement in property, plant and equipment and (v) ARS 999 million used in the acquisition and improvement of investment properties.

Fiscal year ended June 30, 2020

Our investing activities resulted in net cash inflows of ARS 60,547 million, of which ARS 61,112 million are originated in discontinued operations and an outflow of funds from continued activities of ARS 565 million for the fiscal year ended June 30, 2020, mainly due to (i) ARS 27,975 million in investments in financial assets partially offset by, (ii) ARS 20,922 million used in the acquisition of investments in financial assets (iii) ARS 2,106 million used in the acquisition and improvement in property, plant and equipment and (iv) ARS 5,523 million used in the acquisition and improvements of investment properties.

Fiscal year ended June 30, 2019

Our investing activities resulted in net cash inflows of ARS 15,849 million, of which ARS 10,715 million are originated in discontinued operations and ARS 5,134 million are from continuing operations for the fiscal year ended June 30, 2019, mainly due to (i) ARS 66,327 million investments in financial assets, and (ii) ARS 8,442 million from proceeds from sales of investment properties; partially offset by (iii) ARS 59,620 million used in the acquisition of investments in financial assets and (iv) ARS 6,425 million used in the acquisition and improvement of investment properties.

Financing activities

Fiscal year ended June 30, 2021

Our financing activities for the fiscal year ended June 30, 2021 resulted in net cash outflows of ARS 54,165 million, corresponding ARS 18,099 million to discontinued activities, and ARS 36,066 million to continued activities, mainly due to (i) the payment of loans and principal on notes for ARS 93,577 million and (ii) the payment of interest on short-term and long-term debt of ARS 20,539 million partially offset by (iii) borrowings and issuance of non-convertible notes for ARS 57,084 million, (iv) charge for issuance of shares and other equity instruments for ARS 12,635 million and (v) sales of non-convertible notes in portfolio for ARS 7,058 million.

Fiscal year ended June 30, 2020

Our financing activities for the fiscal year ended June 30, 2020 resulted in net cash outflows of ARS 109,082 million, corresponding ARS 105,288 million to discontinued activities, and ARS 3,794 million to continued activities, mainly due to (i) the payment of loans and principal on notes of ARS 46,291 million, (ii) the payment of interest on short-term and long-term debt of ARS 12,236 million, (iii) ARS 4,461 million¿ corresponding to the net cancellation of short-term loans (iv) ARS 3,911 million due to repurchase of non-convertible notes, partially offset by (v) borrowings and issuance of non-convertible notes for ARS 58,472 million and (vi) proceeds from derivative financial instruments for ARS 7,426 million.

Fiscal year ended June 30, 2019

Our financing activities for the fiscal year ended June 30, 2019 resulted in net cash outflows of ARS 38,654 million, corresponding ARS 30,214 million to discontinued activities, and ARS 8,440 million to continued activities, mainly due to (i) the payment of loans and principal on notes of ARS 13,990 million, (ii) the payment of interest on short-term and long-term debt of ARS 9,496 million and (iii) ARS 3,678 million due to repurchase of non-convertible notes, partially offset by (v) borrowings and issuance of non-convertible notes for ARS 20,770 million.

Indebtedness

As of June 30, 2021, we had total loans in the amount of ARS 118,668 million. The following table sets forth the scheduled maturities of our outstanding debt:

Capital	Agricultural Business	Urban properties and investments	Total
	(in millions of ARS)
Less than 1 year	29,821	13,454	43,275
More than 1 and up to 2 years	15,701	40,579	56,280
More than 2 and up to 3 years	7,447	5,682	13,129
More than 3 and up to 4 years	1,646	166	1,812
More than 4 and up to 5 years	1,646	59	1,705
More than 5 years	-	86	86
	56,261	60,026	116,287
Interest
Less than 1 year	920	1,240	2,160
More than 1 and up to 2 years	69	54	121
More than 2 and up to 3 years	-	13	13
More than 3 and up to 4 years	-	45	45
More than 4 and up to 5 years	-	6	6
More than 5 years	-	34	36
	989	1,392	2,381
	57,250	61,418	118,668

	Agricultural Business	Urban properties and investments	Total
	(in millions of ARS)
Non-convertible Notes	38,107	51,169	89,276
Bank loans and others	15,115	3,116	18,231
Bank overdrafts	4,028	5,284	9,312
Others	-	1,849	1,849
	57,250	61,418	118,668

The composition and fair value of the loans as of June 30, 2021 and June 30, 2020 are as follows:

	Book value		Fair value
	06.30.21	06.30.20	06.30.21	06.30.20
	(in millions of ARS)
Non-convertible notes	89,276	515,228	85,620	415,835
Bank loans and others	18,231	104,966	18,231	88,549
Bank overdrafts	9,312	6,433	9,312	6,433
Other borrowings	1,849	2,421	1,849	9,772
Total borrowings (i)	118,668	629,048	115,012	520,589

Non-current	73,233	481,268
Current	45,435	147,780
Total	118,668	629,048

 (i)   As of June 30, 2020 includes ARS 468,134 corresponding to the Operation Center in Israel.

The following tables describe our total debt as of June 30, 2021:

Agricultural Business

Agricultural business	Currency	Annual Average Interest Rate	Nominal Value	Book value (in million ARS)
Cresud’s Series XXIII Notes	USD	6.50%	113	10,229
Cresud’s Series XXV Notes (1)	USD	9.00%	60	5,940
Cresud’s Series XXVII Notes (2)	USD	7.45%	6	557
Cresud’s Series XXIX Notes	USD	3.50%	83	7,231
Cresud’s Series XXX Notes	USD	2.00%	25	2,384
Cresud’s Series XXXI Notes	USD	9.00%	1	105
Cresud’s Series XXXII Notes	USD	9.00%	34	1,772
Cresud’s Series XXXIV Notes (1)	USD	6.99%	36	3,372
Brasilagro’s Notes	BRL	106.5% to 110% de CDI	338	6,517
Bank loans	USD	Libor 6M + 300 bps and 6% annual	2	225
Bank loans	USD	2.00% to 9.50%	56	5,443
Bank loans	ARS	29% to 40%	6,055	3,816
Bank loans	BRL	3.24% to 6.34% + CDI to 100%	201	3,881
Bank loans	BRL	3.50% to 6.76%	70	1,396
Bank overdrafts	ARS	Mixed rate	4,029	4,028
Others	BRL	from 6.34% to 7.64%	23	354
Total				57,250

(1)

On June 11, 2021, we announced Notes to be issued by exchange for the Existing Notes, Series XXV Notes, for more information see below “-Exchange Offer Series XXV Notes and Issuance Series XXXIII and XXXIV”. On July 12, 2021, it was fully canceled.

(2)	On July 30, 2021, it was fully canceled.

Urban Properties and Investments Business

Operation Center in Argentina	Currency	Annual Average Interest Rate	Nominal Value	Book value (in million ARS)
IRSA Commercial Properties’ 2023 Notes	USD	8.75%	360	34,717
IRSA’s 2023 Notes - Series I (1)	USD	10.00%	3	298
IRSA’s 2022 Notes - Series V	USD	9.00%	9	658
IRSA’s 2021 Notes - Series VI (2)	ARS	Badlar + 400 bps	335	252
IRSA’s 2022 Notes - Series VII	USD	4.00%	33	2,772
IRSA’s 2023 Notes - Series VIII	USD	10.00%	27	2,671
IRSA’s 2023 Notes - Series IX	USD	10.00%	45	4,278
IRSA’s 2023 Notes - Series X	ARS	Badlar + 500 bps	701	765
IRSA’s 2023 Notes - Series XI	USD	5.00%	12	1,213
IRSA’s 2023 Notes - Series XII (3)	ARS	4.00%	54	3,545
Related Party	ARS	Badlar	5	11
Related Party	USD	From 3.8% to 8.5%	1	293
Related Party	USD	5.00%	1	51
Related Party	USD	4.99%	1	50
Related Party	USD	Libor 1 m + 2.0%	3	270
Bank loans	USD	5.95%	13	843
Bank loans	USD	Libor + 1.90%	19	2,145
Bank loans	ARS	33.7% to 35.5%	126	127
AABE Debt	ARS	Libor	120	258
Seller financing	USD	N/A	2	224
Others	USD	Libor 1 m + 2.0% / 3.5%	7	693
Bank overdrafts	ARS	Mixed rate	-	5,284
Total (4)				61,418

(1)	On October 22, 2020, IRSA announced Notes to be issued by exchange for the Existing Notes, Series I Notes, or through the Cash Subscription.
(2)	On July 21, 2021, it was fully canceled.
(3)	Series XII denominated in UVA y payable in ARS. Nominal value UVA 54 million.
(4)	The credit line between IRSA CP and IRSA for an amount of USD 69.9 million is not shown due because it is eliminated in consolidation.

Agricultural Business

Series XXIII Notes

On February 16, 2018, we issued the Series XXIII Notes, for USD 113.2, bearing a fixed interest rate of 6.5% payable semiannually, which matures on February 16, 2023.

Exchange Offer Series XXV Notes and Issuance Series XXXIII and XXXIV

As a consequence of communication “A” 7,308 established by the Cenral Bank, the issuance of the Notes Series XXXIII and XXXIV were carried out, in order to refinance the Notes Series XXV for a face value of USD 59,561,897, with was matured and cancelled on July 12, 2021.

On June 30, 2021, the twentieth Series of Notes was issued, within the framework of the Program approved by the Shareholders’ Meeting, for up to USD 500 million. The main characteristics of the issue are detailed below:

•	Series XXXIV Notes: denominated and payable in dollars for a nominal value of USD 35.7 million, maturing 36 months from the date of issue. They will accrue interest at a fixed rate of 6.99% nominal per year, payable semi-annually and will amortize their capital in three payments at 12, 24 and 36 months from the date of issue. The issue price was 100% of the nominal value. The funds will be used primarily for debt refinancing.

On July 5, 2021, the company completed the exchange operation of the Series XXV Notes with a nominal value of USD 59.6 million. The nominal value of Existing Notes presented and accepted on the Exchange was approximately USD 18.8 million. The main characteristics of the issue are detailed below:

•	Series XXXIII Notes:

-	Amount to be Issued: USD 18,797,690.

-	Interest Rate: 6.99% nominal annual

-	Issuance and Settlement Date: July 6, 2021

-	Maturity Date: July 6, 2024

-	Issuance Price: 100.00% Face Value

-

Early Bird: The Early Bird will consist of the payment of USD 0.0075 for each USD 1 of existing Notes delivered and accepted in the Exchange under the Par Option. Said payment will be made in pesos at the exchange rate published by Communication “A” 3,500 of the Argentine Central Bank on the business day prior to the expiration date of the exchange, which was ARS 95.7667 for each USD 1.

-	Interest payments: Semi-annualy, starting on January 6, 2022

-

Principal maturity: The capital of the Series XXXIII Notes will be amortized in 3 annual installments, beginning on the first anniversary of the issue and settlement date, as indicated: 33% of capital, on July 6, 2022, 33% of capital, on July 6, 2023, and 34% of capital, on the Maturity Date.

-	Payment Address: Payment will be made in New York City, United States, for which purpose the Company will make available US dollars in an account reported by Caja de Valores in said jurisdiction.

Series XXVI, XXVII and XXVIII Notes

On January 30, 2020, the Company issued notes an aggregate principal amount of USD 51.4 million, as follows:

•	Series XXVI: denominated and payable in ARS in an aggregate principal amount of ARS 1,095 million (equivalent to USD 18.2 million) at a variable rate (private BADLAR + 6.5%) with quarterly payments and principal expiring on January 30, 2021. On January 30, 2021, it was fully canceled.

•	Series XXVII: denominated in USD and payable in ARS at the applicable exchange rate in an aggregate principal amount of USD 5.7 million at a fixed rate of 7.45%, with quarterly payments and principal expiring on July 30, 2021. On July 30, 2021, it was fully canceled.

•	Series XXVIII: denominated and payable in USD in an aggregate principal amount of USD 27.5 million at a fixed rate of 9.0%, with quarterly payments and principal expiring on April 30, 2021. On April 30, 2021, it was fully canceled.

Series XXIX Notes

On June 9, 2020, the sixteenth Series of Notes public tender was carried out, within the framework of the Program approved by the Shareholders Meeting, for up to USD 500 million, being the liquidation date on June 9, 2020. The main characteristics of the issuance are detailed bellow:

•	Series XXIX: denominated in USD and payable in ARS at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 83.0 million at a fixed rate of 3.5%, maturing on December 9, 2021 with quarterly payments and principal expiring at maturity. The issue price was 100%.

Series XXX Notes

On August 31, 2020, we issued the Series XXX Notes, denominated in dollars and payable in pesos at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 25.0 million at a fixed rate of 2.0%, maturing 36 months from the date of issuance with quarterly payments and principal expiring at maturity. The issue price was 100%.

Series XXXI y XXXII Notes

On November 12, 2020, the company carried out an exchange operation of its Series XXIV Notes, for a nominal value of USD 73.6 million

The Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series) was approximately USD 65.1 million which represents 88.41% acceptance, through the participation of 1,098 orders.

•	Series XXXI: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 30.8 million.

-	Nominal Value to be Issued: approximately USD 1.3 million.

-	Issuance Price: 100% nominal value.

-	Maturity Date: It will be November 12, 2023.

-

Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

•

A sum of money of approximately USD 29.4 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.95741755 for each USD 1 of existing notes presented to the Exchange; and

•	The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series XXXI.

-	Annual Nominal Fixed Interest Rate: 9.00%.

-

Amortization: The capital of the Series XXXI Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series XXXI).

-	Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.

-	Payment Address: Payment will be made in Argenntina

•	Series XXXII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 34.3 million.

-	Nominal Value to be Issued: approximately USD 34.3 million.

-	Issuance Price: 100% nominal value.

-	Maturity Date: It will be November 12, 2022.

-

Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series XXXII Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.

-

Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.

-	Annual Nominal Fixed Interest Rate: 9.00%.

-	Amortization: The capital of the Series XXXII Notes will be amortized in one installment on the maturity date.

-	Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.

-	Payment Address: Payment will be made to an account of Caja de Valores in New York, United States.

Helmir bank loan

On May 11, 2021, our subsidiary Helmir subscribed a loan with Itaú Unibanco S.A. for USD 35 million with an annual fixed rate of 5.75% and semiannual interest payments. The maturity will be on May 11, 2024. The loan has as colateral 14,783,183 Brasilagro ADRs shares and the proceeds were used to excercise Brasilagro´s warrants.

Series XXXV

As s subsequent event, on September 13, 2021, we issued in the local market a total amount of USD 41.9 million through the following Notes:

•	Series XXXV: denominated in U.S. Dollars and payable in pesos at the applicable exchange rate for USD 41.9 million at a fixed rate of 3.5%, with semi-annual payments. The principal payment will be in three installments, counted from the date of issuance: the first for 25% of the nominal value on September 13, 2023; the second for 25% on March 13, 2024, and the third for 50% of the nominal value on September 13, 2024. The price of issuance was 100.0% of the nominal value.

Issuance of BrasilAgro Non-Convertible Notes

On May 5, 2021, BrasilAgro issued Non-convertible Notes, unique series, for a nominal value of BRL 240 million (equivalent to ARS 4,632 million). They will accrue interest at a variable rate made up for IPCA (Consumer Price Index) plus 5.3658% nominal per year, payable annually and will amortize their capital in two payments on April 13, 2027 and April 12, 2028.

Series I (issued by FYO)

As s subsequent event, on October 22, 2021, FYO issued its first bond in the local market for an amount of USD 12.3 million. The note is dollar denominated and payable in pesos at the applicable exchange rate, with an annual fixed rate of 0.0%, and maturity on October 22, 2023. The issue price was 100.0% of the nominal value.

Urban Properties and Investments Business

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

For more information see. “Item 10. Additional Information-D. Exchange Controls”, if Communication “A” 7,106, as amended by Communication “A” 7,272, is extended after December 31, 2021, maturity of this Note would be affected by such measure.

Series I and II Notes (issued by IRSA)

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

On August 6, 2020, Class II denominated in Chilean pesos was fully canceled.

On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7,272, established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to December 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see. “Item 10. Additional Information-D. Exchange Controls”, if Communication “A” 7,106, as amended by Communication “A” 7,272, is extended after December 31, 2021, the capital outstanding maturity of this Note would be affected by such measure.

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

For more information see: “Series VIII and IX (issued by IRSA)”.

Series III, IV and V (issued by IRSA)

On May 21, 2020, IRSA issued in the local market a total amount of USD 65.8 million through the following Notes:

•	Series III: denominated and payable in pesos for ARS 354 million (equivalent at the time of issuance to USD 5.2 million) at a variable rate (private BADLAR + 6.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 6 (six) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date. Price of issuance was 100.0% of the nominal value. Which was fully canceled on February 22, 2021.

•	Series IV: denominated in USD and payable in ARS at the applicable exchange rate for USD 51.4 million at a fixed rate of 7.0%, with quarterly payments and principal expiring on May 21, 2021. Price of issuance was 102.0% of the nominal value (IRR 5.03%). Which was fully canceled on May 21, 2021.

•	Series V: denominated in USD and payable in ARS at the applicable exchange rate for USD 9.2 million at a fixed rate of 9.0%, with quarterly payments and principal expiring on May 21, 2022. Price of issuance was 103.0% of the nominal value (IRR 7.56%).

Series VI and VII (issued by IRSA)

On Jul 21, 2020, IRSA issued in the local market a total amount of USD 38.4 million through the following Notes:

•	Series VI: denominated and payable in pesos for ARS 335.2 million (equivalent at the time of issuance to USD 4.7 million) at a variable rate (private BADLAR + 4.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 9 (nine) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date, July 21, 2021. Price of issuance was 100.0% of the nominal value. Which was fully canceled on July 21, 2021.

•	Series VII: denominated in dollars and payable in pesos at the applicable exchange rate for USD 33.7 million at a fixed rate of 4.0%, with quarterly payments and principal expiring on January 21, 2022. Price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities.

Series VIII and IX (issued by IRSA)

On November 12, 2020, IRSA carried out an exchange operation of its Series I Notes, for a nominal value of USD 181.5 million.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

•	Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 104.3 million.

-	Nominal Value to be Issued: approximately USD 31.7 million.

-	Issuance Price: 100% nominal value.

-	Maturity Date: It will be November 12, 2023.

-

Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■

A sum of money of approximately USD 72,6 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and

■	The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.

-	Annual Nominal Fixed Interest Rate: 10.00%.

-

Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).

-	Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.

-	Payment Address: Payment will be made to an account at Comisión Nacional de Valores (CNV) in the Autonomous City of Buenos Aires

•	Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 74.2 million.

-	Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately USD 80.7 million.

-	Issuance Price: 100% nominal value.

-	Maturity Date: It will be March 1, 2023.

-

Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.

-

Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3,500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.

-	Annual Nominal Fixed Interest Rate: 10.00%.

-	Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.

-	Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.

-	Payment Address: Payment will be made to an account at Comisión Nacional de Valores (CNV) in New York, United States.

•	Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, IRSA has modified and replaced the following essential and non-essential terms and conditions of the existing notes.

-

By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of “Certain Commitments” and “Events of Default” is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.

-	Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

■	Expiration Date: It will be March 1, 2023.

■	Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.

-	It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

Series X, XI and XII (issued by IRSA)

On March 31, 2021, IRSA issued in the local market a total amount of USD 65.5 million through the following Notes:

•	Series X: denominated and payable in pesos for ARS 701.6 million (equivalent at the time of issuance to USD 7.6 million) at a variable rate (private BADLAR + 5.0%) with quarterly payments. The principal will be paid on the due date, March 31, 2022. Price of issuance was 100.0% of the nominal value.

•	Series XI: denominated in USD and payable in ARS at the applicable exchange rate for USD 15.8 million at a fixed rate of 5.0%, with semiannual payments plus, if applicable, the Premium Factor in the first year (as defined in the corresponding Prospectus Supplement) and principal expiring on March 31, 2024. Price of issuance was 98.39% of the nominal value (IRR 5.6%).

•	Series XII: denominated in UVA and payable in ARS at the applicable UVA value for UVA 53.8 million (equivalent at the time of issuance to ARS 3,868.2 million and USD 42.1 million) at a fixed rate of 4.0%, with semiannual payments and principal expiring on March 31, 2024. Price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities and working capital.

Series XIII (issued by IRSA)

As s subsequent event, on August 26, 2021, IRSA issued in the local market a total amount of USD 58.1 million through the following Notes:

•	Series XIII: denominated in U.S. Dollars and payable in pesos at the applicable exchange rate for USD 58.1 million at a fixed rate of 3.9%, with semi-annual payments. The principal payment will be in three installments, counted from the date of issuance: the first for 25% of the nominal value on August 26, 2023; the second for 25% on February 26, 2024, and the third for 50% of the nominal value on August 26, 2024. The price of issuance was 100.0% of the nominal value.

The funds will be used to refinance short-term liabilities.

Communication “A” 7,106 amended by Communication “A” 7,272.

On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7,272, established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to December 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see. “Item 10. Additional Information-D. Exchange Controls.”

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology, in our agricultural business, amounted to ARS 76 million, ARS 127 million and ARS 180 million for fiscal years 2021, 2020 and 2019 respectively. Our total technology investments aimed to increase the productivity of purchased land have amounted to ARS 3,559 million since fiscal year 1995.

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

A substantial part of Cellcom’s operations are subject to the Communications Law, regulations enacted by the Ministry of Communications, and the provisions of the licenses granted to Cellcom by the Minister of Communications. Cellcom’s activities which include providing cellular service, landline, international telephone services and internet access, and infrastructure services are subject to licensing. For more information, please see “Legal framework - Operations Center in Israel”

D. TREND INFORMATION

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world GDP is expected to grow 6% in 2021 and 4.9% in 2022. As with the July 2021 WEO projections, there is a higher-than-usual degree of uncertainty around this forecast. The baseline projection rests on key assumptions about vaccine access, which has emerged as the principal fault line. The global recovery splits into two blocks: those countries that can look forward to further normalization of activity later this year (almost all advanced economies) and those that will still face resurgent infections and rising COVID death tolls. The recovery, however, will not be assured even in countries where infections are currently very low so long as the virus circulates elsewhere. Moreover, the forecast assumes that financial conditions-which have eased following the release of the July 2021 WEO - will remain broadly at current levels. Nevertheless, the forecast assumed that fiscal policy in the United States will be increased in line with the overall cumulative size of the current administrations proposed. Commodity prices are expected to increase at a significantly faster pace than assumed in the April 2021 WEO. Alternative outcomes to those in the baseline are clearly possible, and not just because of how the pandemic is evolving.

Despite near-term supply disruptions, global trade volumes are projected to expand 9.7% in 2021, moderating to 7.0% in 2022. The merchandise trade recovery is set to broaden after being initially concentrated in pandemic-related purchases, consumer durables, and medical equipment. Services trade is expected to recover more slowly, consistent with subdued cross-border travel until virus transmission declines to low levels everywhere.

In most countries inflation should subside to its pre-pandemic ranges in 2022 once the transitory disturbances work their way through prices. This judgment rests on three pillars: even with diminished participation rates, labor market slack remains substantial (albeit with reported shortages and hiring difficulties in sectors such as hospitality and travel); inflation expectations are well anchored; and structural factors that have lowered the sensitivity of prices to changes in slack are still expected to operate as before (some have possibly intensified-for example, automation). However, inflation is expected to remain elevated into 2022 in some emerging markets and developing economies, related in part to continued food price pressures and lagged passthrough from higher oil prices for importers.

On the upside, better global cooperation on vaccines could help prevent renewed waves of infection and the emergence of new variants, end the health crisis sooner than assumed, and allow for faster normalization of activity, particularly among emerging markets and developing economies. Moreover, a sooner-than-anticipated end to the health crisis could lead to a faster than-expected release of excess savings by households, higher confidence, and more front-loaded investment spending by firms.

On the downside, growth would be weaker than projected if logistical hurdles in procuring and distributing vaccines in emerging markets and developing economies lead to an even slower pace of vaccination than assumed. Such delays would allow new variants to spread, with possibly higher risks of breakthrough infections among vaccinated populations. Moreover, households’ excess savings may be released more gradually if they remain worried about employment prospects and income security, weighing on aggregate spending.

Strong multilateral cooperation remains essential on multiple fronts. Liquidity assistance is urgently needed for countries confronting health crises and external funding shortfalls, including through debt relief and financing through the global financial safety net. The highest priority is to ensure fast, worldwide access to vaccines and substantially hasten the timeline of rollout relative to the assumed baseline pace. The global community needs to vastly step up efforts to vaccinate adequate numbers of people and ensure global herd immunity.

Furthermore, building on the record drop in greenhouse gas emissions during the pandemic, policymakers should both implement their climate change mitigation commitments and slow the rise in global temperatures to avoid catastrophic health and economic outcomes.

Argentine macroeconomic context

At the end of 2019, the economy faced a severe balance of payments crisis and public debt. Faced with this scenario, the National Government adopted a set of measures designed to face the most immediate manifestations of the crisis and to stabilize the macroeconomy. Regarding monetary policy, the Central Bank of Argentina defined a series of guidelines, highlighting the referring to interest rates and exchange rate management. Foreign exchange regulations and the moderation in prices linked to the limited volatility of the exchange rate allowed the LELIQ to remain at 38% nominal annually. The progress made the financial system better prepared to face the emergency caused by COVID-19.

Shopping malls sales reached a total ARS 15,805.8 million in June 2021, which represents a 59.5% increase as compared to fiscal 2020. Accumulated sales for the first six months ARS 84,937.6, represent a 112.0% increase and 96.2% decrease in current terms as compared to the same period of 2020 and 2019 respectively.

The INDEC reported that, for the eight months ended July 31, 2021, industrial activity in Argentina increased by 21.0% compared to the same period in 2020. The textile industry accumulated a 51.5% growth during the first eight months of 2021 as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of June 30, 2021, increased by 10.8% compared to the same month in 2020.

Regarding the balance of payments, in the second quarter of 2021 the current account superavit reached USD 2,763 million, with USD 4,485 million allocated to the goods and services trade balance, and USD 2,200 million to the net primary deficit, and a surplus of USD 479 million to net secondary income.

During the second quarter of 2021, the financial account showed net outflow of USD 2,554 million, explained by the net acquisition of financial assets for USD 3,444 million, and net issuance of liabilities of USD 891 million. The sectors that have explained these outflows have been Central Bank for USD 2,403 million and Government for USD 789 million. Partially offset by the net income of the Deposit-taking companies and Other sectors for USD 364 million and USD 274 million respectively. The international reserves increased by USD 2,403 million during the second quarter of 2021.

In local financial markets, the Private Badlar rate in Pesos ranged from 29.75% to 34.13% in the period from July 2020 to June 2021, averaging 32.56% in June 2021 compared to 40.31% in June 2020. As of June 30, 2021, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 95.7200 pesos per USD 1.00. As of June 30, 2021, Argentina’s country risk reduced by 899 basis points in year-on-year terms. The debt premium paid by Argentina was 1,596 basis points in June 2021, compared to 256 basis points paid by Brazil and 348 basis points paid by Mexico.

As of October 25, 2021, the Private Badlar rate in Pesos peaked at 34.125%. As of October 26, 2021, the seller exchange rate quoted by Banco de la Nación Argentina was of ARS 99.56 pesos per USD 1.00. As of October 25, 2021, Argentina’s country risk increased by 222 basis points in year-on-year terms. The debt premium paid by Argentina was at 1,667 basis points as of October 25, 2021, compared to 322 basis points paid by Brazil and 354 basis points paid by Mexico as of that same date.

Likewise, in the national and international framework described above, the Company periodically analyzes alternatives to appreciate its shares value. In that sense, the Board of Directors of the Company will continue focusing on the evaluation of financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

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

According to the World Agricultural Supply and Demand Estimates Repro published by the United States Department of Agriculture on October 12, 2021, world soybean production for the season 2020/2021 is expected to be about 365.26 million tons, an increase of 7.5% as compared to the season 2019/2020.

World corn production is expected to about 1,115.5 million tons for season 2020/2021, 0.3% higher than in the previous season. Argentina overtook drought-stricken Brazil this season and became the world’s second largest corn exporter.

The policies implemented by the new government ever since taking office have led to better projections for the agricultural industry. Mainly, the strong devaluation of the peso and tax reductions on exports have improved the situation of agricultural growers.

The Buenos Aires Cereal Exchange (BdeC) projects a corn planting for 2021/22 at a record 7.1 million hectares.

On the other hand, soy production, is lagging due, in part, to slow progress in enacting a law required by seed companies seeking to get farmers to pay royalties for soybean genetic technology.

The lack of a “seed law” has hampered access to modified soybeans, which may bear an increasing risk of drought. Argentina charges a 33% soy export tax, and 12% on corn exports. Argentina’s 2020/21 soybean harvest ended in June at 43.5 million tonnes, according to the Buenos Aires Cereal Exchange. The 2020/21 corn harvest is almost finished, and the Buenos Aires Stock Exchange expects it to be 48 million tons.

Cattle

As reported by “Instituto Nacional de Tecnología Agropecuaria (“INTA”), the estimation shows an aggregate stock of 53,5 heads as of December, 2021. To a total of 8,543,089 heads slaughtered between January and August, 4,750,000 more would be added until the end of the year, thus totaling 13,293,089 heads slaughtered and a meat production of 3,031,145 tons. For the decade in a row, the cattle stock surpassed 48 million heads.

As reported by the Argentine Chamber of Beef Commerce and Industry (Cámara de la Industria y Comercio de Carnes y Derivados de la República Argentina, “Ciccra”), consumption of cattle beef per capita was 47.7 kilograms per year on average as of August 2021, accounting for a year-on-year decrease of 4.9%.

Urban Properties and Investment Business

Evolution of Shopping Malls in Argentina

On August 2021, the Consumer Confidence Index (CCI) showed a 5.0% increase compared to July 2021, and a 3.8% decrease compared to August 2020. Shopping mall sales increased 448.8% in the fiscal 2021 compared to fiscal 2020.

Evolution of Office Properties in Argentina

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by COVID19 brought with it a combination of lower demand, increased vacancies, and a slight decrease in the rental prices of category A + and A office buildings in Buenos Aires.

According to the real estate broker L.J. Ramos, the market has managed to close a positive net absorption of 1,100 sqm, after a year in negative values, showing for the first time since the beginning of the pandemic, a cut in the negative trend in market indicators. The average vacancy rate of the Buenos Aires Class A market was 15.7%, 6 pp. above the observed in 2020 and the rental values decreased slightly, averaging USD 24.5/sqm.

Evolution of the Hotel industry in Argentina

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, in June 2021, overnight stays at hotel and parahotel establishments were estimated at 0.65 million, 780.7% more than the same month the previous year. Overnight stays by resident and nonresident travelers increased by 846.8% and 131.5%, respectively. Total travelers who stayed at hotels during June were 0.29 million, a 1,100.4% increase compared to the same month the previous year. The number of resident and nonresident travelers increased by 1,133.7% and 436,4%, respectively. The Room Occupancy Rate in June was 15.7%, showing a sharp increase compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 10.8%, which represents a sharp increase compared to June 2020.

E. Critical Accounting Estimates

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

Estimation	Main assumptions	Potential implications	Main references
Business combination - Allocation of acquisition prices	Assumptions regarding timing, amount of future revenues and expenses, revenue growth, expected rate of return, economic conditions, and discount rate, among other.	Should the assumptions made be inaccurate, the recognized combination may not be correct.	Note 4 - Acquisitions and dispositions
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

Business continuity of cash-generating units.

Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).

		Should any of the assumptions made be inaccurate; this could lead to differences in the recoverable values of cash-generating units.	Note 10 - Property, plant and equipment Note 12 - Intangible assets
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

		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.3 - Scope of consolidation
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 - Property, plant and equipment Note 12 - Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 10.	Incorrect valuation of investment property values	Note 9 - Investment properties
Income tax

The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.

Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.

		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 23 - Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.	Note 17 - Trade and other receivables
Level 2 and 3 financial instruments

Main assumptions used by the Group are:

•     Discounted projected income by interest rate

•     Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.

•     Comparable market multiple (EV/GMV ratio).

•     Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).

		Incorrect recognition of a charge to income / (loss).	Note 16 - Financial instruments by category
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group, such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 21 - Provisions
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

		Classification of a debt instrument in a manner whereby it will not reflect the change in the debt terms, which will affect the method of accounting recording.	Note 16 - Financial instruments by category (Financial liabilities)
Biological assets	Main assumptions used in valuation are yields, production costs, selling expenses, forwards of sales prices, discount rates.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 13.	Note 14 - Biological assets

OFF-BALANCE SHEET ARRANGEMENTS

Agricultural Business

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. We have recourse against the non-performing party. As of June 30, 2021, the value of transacted merchandise for which guarantees were granted amounted to ARS 823 million. As of the date of this annual report, there were non-performing parties under the agreements for which we had to respond as guarantor. As of the date of this annual report, the value of transacted merchandise for which guarantees were granted amounted to ARS 438 million.

Urban Properties and Investment Business

As of June 30, 2021, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our material cash requirements from known contractual and other obligations mainly consist of obligations under our borrowings. As of June 30, 2021, we expected to incur a total of ARS 118,736 million under our borrowings, being our most significant contractual obligations our Series XXIII, XXV and XXIX Notes whose principal amounts total USD 113.2 million, USD 59.6 million and USD 83.0 million, respectively and mature in February 2023,  July 2021 (which was fully canceled on July 21, 2021) and December 2021, respectively, IRSA Series VII, VIII, IX and XII Notes whose principal amounts total USD 33.7 million, USD 31.7 million, USD 80.7 million and UVA 53.8 million (equivalent to ARS 3,545 million at June 30, 2021), respectively and mature in January 2022, November 2023, March 2023 and March 2024, respectively, and IRSA CP Series II Notes for a total amount of USD 360 million with maturity in 2023. Please for more information see “Indebtedness” section.

The following table sets forth our contractual obligations as of June 30, 2021. When the applicable interest rate is variable, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

The followings tables show our contractual obligations, as of June 30, 2021.

As of June 30, 2021	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Later than 4 years	Total
	(in millions of ARS)
Trade and other payables	16,454	967	1	-	-	17,422
Borrowings	45,414	56,489	13,142	1,857	1,834	118,736
Finance leases obligation	1,693	3,764	136	90	1,767	7,450
Derivative Financial Instruments	986	47	-	-	-	1,033
Total	64,547	61,267	13,279	1,947	3,601	144,641

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are managed by a board of directors. Our bylaws provide that our Board of Directors shall consist of a minimum of three and a maximum of fifteen regular directors and the same or less numbers of alternate directors. Currently, our board is composed by ten regular directors and seven alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders usually for a three-year term, provided, however, that of the board of directors is elected each year. The directors and alternate directors may be re-elected indefinitely.

Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a regular director or until a new director is appointed.

The table below shows information about our regular directors and alternate (For information see, “Recent Developments- General Ordinary Shareholders’ Meeting”):

Directors (1)	Date of Birth	Position in Cresud	Term Expires (2)	Date appointed to the current office	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/23	10/26/20	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/23	10/26/20	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/22	10/31/19	1994
Jorge O. Fernández	01/08/1939	Regular Director	06/30/24	10/26/21	2003
Fernando A. Elsztain	01/04/1961	Regular Director	06/30/22	10/31/19	2004
Mariana Renata Carmona	02/11/1961	Regular Director	06/30/23	10/26/20	2020
Alejandro G. Casaretto	10/15/1952	Regular Director	06/30/23	10/26/20	2008
Liliana Glikin	03/29/1953	Regular Director	06/30/22	10/30/19	2019
Alejandro Bartolome	12/09/1954	Regular Director	06/30/22	10/30/19	2019
Gabriela Macagni	01/13/1964	Regular Director	06/30/22	03/11/20	2020
Gabriel A.G. Reznik	11/18/1958	Alternate Director	06/30/24	10/26/21	2021
Pedro D. Labaqui Palacio	02/22/1943	Alternate Director	06/30/24	10/26/21	2021
Gastón A. Lernoud	06/04/1968	Alternate Director	06/30/23	10/26/20	1999
Enrique Antonini	03/16/1950	Alternate Director	06/30/22	10/31/19	2007
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/22	10/31/19	2007
Ilan Elsztain	08/01/1992	Alternate Director	06/30/22	03/11/20	2020
Iair Elsztain	03/05/1995	Alternate Director	06/30/22	03/11/20	2020

(1)	The business address of our management is Carlos Della Paolera 261, 9th Floor, (C1001ADA) Buenos Aires, Argentina.

(2)	Term expires at the annual ordinary shareholders’ meeting.

Liliana Glikin, Alejandro Bartolome, Graciela Macagni, Enrique Antonini and Eduardo Kalpakian, qualify as independent, in accordance with the CNV Rules.

Our Chairman Eduardo S. Elsztain is the husband of our regular director Mariana R. Carmona, and they are both parents to alternate directors Ilan and Iair Elsztain. Eduardo S. Elsztain is also the brother of Second Vice-Chairman and CEO Alejandro G. Elsztain and cousin of the regular director Fernando A. Elsztain.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than 30 years. He is chairman of the board of directors of IRSA, IRSA PC, Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., Austral Gold Ltd., and Consultores Assets Management S.A., among others. Mr. Elsztain chairs Fundación IRSA, is also a member of the World Economic Forum, the Council of the Americas, the Group of 50 and Argentina’s Business Association (AEA), among others. He is co Founder of Endeavor Argentina and Vice President of the World Jewish Congress.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He was a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is vice-chairman of IRSA, IRSA CP, Consultores Assets Management S.A. and other companies such as Fibesa S.A. and chairman of the board of directors of Puerto Retiro S.A. He is also member of the board of directors of Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas Ltda., BACS Banco de Crédito y Securitización S.A., Nuevas Fronteras S.A. and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain graduated as an Agricultural Engineer from the University of Buenos Aires. He then completed the Advanced Management Program at Harvard Business School in June 1999. He has been CEO of Cresud since 1994, currently serving as II Vice President of IRSA and Executive Vice President of IRSA CP, Vice President of Fibesa S.A. and Vice President of nuevas Fronteras S.A. and Hoteles Argnetinos S.A.U. He is also director of BrasilAgro, a Brazilian agricultural company. He is also the president of Fundación Hillel Argentina

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from Universidad de Buenos Aires. He has performed professional activities at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial institutions and associations.

Fernando Adrián Elsztain. Mr. Elsztain earned an architecture degree from Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the Board of Directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Hoteles Argentinos S.A.U. and Llao Llao Resorts S.A., and an alternate director of Puerto Retiro S.A.

Mariana R. Carmona. Ms. Carmona has a degree on Psychology from the Universidad de Buenos Aires. In 1999 she founded the “Museo de los Niños” in the city of Buenos Aires, of which she is currently a director, and in 2004 she founded the “Museo de los Niños” in the city of Rosario. She is also the Director of IRSA Propiedades Comerciales SA and Vice President of Consultores Assets Management S.A.

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

Alejandro Mario Bartolome. Mr. Bartolomé has a degree in agronomy from the Universidad de Buenos Aires and also has a Master of Science from the Reading University, England. He is an entrepreneur and wine producer. He is co-founder and ex director of GDM, former Don Mario, a company focus on genetics. He has worked as production manager and CEO of the Company.

Gabriela Macagni. Ms. Macagni has a degree in checmical engineering from the Technological Institute of Buenos Aires (ITBA) and postgraduate degrees in business from the Harvard Business School and the Stanford Business School. She started her career in 1987 as a consultant at Accenture. From 2015 to 2019 she served as independent director of Grupo Supervielle where she was a member of the Audit, Human Resources, Compliance and Corporate Governance Committees. She is currently a board member of Sofital S.A, a subsidiary of the Supervielle Group, and the Superville Corporate Venture Fund. She is also a member of the ITBA board and trustee of the Asociación Civil Educativa San Andrés.

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

Ilan Elsztain Mr. Elsztain holds a degree in economics from the University of Buenos Aires. He has previosuly worked in various of our group companies: Avenida, Fibesa and IRSA Propiedades Comerciales. He is currently alternate director of CAMSA, where he conducts research.

Iair Elsztain. Mr. Elsztain is currently studying for a degree in industrial engineering at the UADE Faculty of Engineering. He previously served as general manager at Iaacob House Hostel, he is currently working on the Israel Startup Experience (ISE) Entrepreneurship Project, which offers travel for young people with experience in Israel. He has also interned at Olive Tree Venture Capital (Tel Aviv), an investment fund dedicated to companies in the technology and healthcare industry.

Employment contracts with certain members of our board of directors

We do not have written contracts with our directors. However, Eduardo S. Elsztain, Saul Zang, Alejandro G. Elsztain, Fernando A. Elsztain, Alejandro G. Casaretto and Gaston Lernoud are employed by us under the Labor Contract Law No. 20,744.

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

Carlos Blousson. Mr. Blousson obtained a degree in agricultural engineering from Universidad de Burnos Aires (Universidad de Buenos Aires). He has been working as our Chief Sales Officer since 1996. Prior to joining us, he worked as a futures and options operator at Vanexva Bursátil -Sociedad de Bolsa. Previously, he worked as a farmland manager and a technical advisor at Leucon S.A.

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 21, 2021:

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

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L./firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committees of IRSA, IRSA CP, Pampa Energía S.A., Inversora Bolívar S.A., and Banco Hipotecario S.A., among other companies.

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

Cynthia Deokmelian. Mrs Deokmellian obtained a degree in accounting from Universidad de Buenos Aires. She is a Director of the Audit department of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina. Mrs. Deokmellian worked in the Audit department of KPMG in Argentina for more than 23 years. Furthermore, she is a member of the Supervisory Committee of Futuros y Opciones.Com, FyO Acopio S.A., among other companies.

Paula Sotelo. Ms. Sotelo obtained a degree in accounting from Universidad de Buenos Aires. She is a Director of the Audit department of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina, Ms. Sotelo worked for KPMG in Argentina and also New York. Furthermore, she is a member of the Supervisory Committee of IRSA inversiones y Representaciones, Futuros y Opciones.Com, FyO Acopio S.A., among other companies.

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

The compensation of our directors for each fiscal year is determined pursuant to Argentine law and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results.

Once the amount is determined, it is considered at the shareholders’ meeting.

At our shareholders’ meeting held on October 21, 2021, a compensation for an aggregate amount of ARS 93.1 million was approved for all of our directors for the fiscal year ended June 30, 2021.

Compensation of Supervisory Committee

Our shareholders’ meeting held on October 21, 2021 further approved by majority vote a compensation for an aggregate amount of ARS 2.4 million to our Supervisory Committee for the fiscal year ended June 30, 2021.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation paid to our senior management of the Operations Center in Argentina and the Agricultural Business for the fiscal year 2021, was ARS 31 million.

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

Contribution expense was ARS 44 million and ARS 77 million for the fiscal years ended June 30, 2021 and 2020, respectively. Employee contributions are held in a mutual fund. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

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

The beneficiaries under the Plan were invited to participate by the Board of Directors and their decision to access the Plan was voluntary.

In the future, the Participants or their successors in interest will have access to 100% of the benefit (Cresud’s shares contributed by the Company) in the following cases:

•	if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution.

•	retirement.

•	total or permanent disability.

•	death.

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

On October 30, 2019, the shareholders’ meeting approved the implementation of a new incentive plan for directors, management and employees based on the granting of shares for the long term remuneration of its executives, directors and employees, which accomplish certain requirements in terms of seniority and internal category. In that sense, the shareholders approved a capital increase for up to 1% of the capital stock at the time of the execution of the plan. This increase will, consequently, be subscribed and integrated to the extent that the new shares issued to the beneficiaries of the plan are allocated. As of the date of this Annual Report, the incentive plan was not executed and thus, no shares were issued or allocated to it.

Long Term Incentive Plan based on Shares of Brasilagro

On October 2, 2017, the General Shareholders’ Meeting of Brasilagro approved the creation of the Long-Term Share-Based Incentive Plan (“ILPA Plan”), a compensation program in which participants are entitled to receive a number of issued shares by the company if the objectives defined in the agreement are achieved. The ILPA Plan was divided into 3 programs and requires beneficiaries to remain with the Company for a specified period (consolidation period), in addition to having cumulative key performance indicators (“KPls”) that can define, increase or decrease the number of actions, classifying the result according to the 3 categories that make up the plan. The first compensation program (“ILPA 1”) was approved by the Board of Directors on June 18, 2018 and ended during the year June 30, 2020. The accumulated expenses of the plan reached ARS 116 million with compensation and ARS 81 million in charges.

On May 6, 2021, the Board of Directors approved the terms of the second share-based compensation program (“ILPA 2”), giving continuity to the ILPA Plan, establishing the characteristics and general rules of the new plan, such as a maximum number of shares and the list of eligible employees, appointed by a designated committee and approved by the Board. The structure of the 2nd program is maintained in accordance with the basic guidelines of the ILPA Plan, which basically include the permanence of employees during the accrual period and the achievement of key performance indicators (“KPIs”) accumulated between 1 July 2020 and June 30, 2023 (consolidation period).

The ILPA Plan falls within the scope of CPC 10 - Share-based Payment, as the Company receives services from participants and, in return, agrees to deliver its own shares if the conditions are met. The standard determines that benefits payable in shares must be measured at fair value on the benefit grant date, defined as June 30, 2021, and will not be remeasured (except in the case of a remeasurement event such as a change in plan terms), and the expense is recognized during the consolidation period. As of the date of these financial statements, ILPA 2 expenses totaled ARS 49 million.

C. BOARD PRACTICES

For information about the date of expiration of the current term of office and the period during which each director has served in such office see “Item 6. Directors, Senior Management and employees - A. Directors and Senior Management.”

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment, other than those described under the following sections: (i) Item 6 “Directors, Senior Management and Employees - B. Compensation - Capitalization Plan and (ii) Item 6 “Directors, Senior Management and Employees - B. Compensation - Mid and Long Term Incentive Program.

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

Audit Committee

In accordance with the Capital Markets Law No. 26.831 and the Rules of the CNV, our board of directors has established an audit committee which focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, supervise the operation of the internal control systems and the administrative-accounting system, supervise the application of the policies regarding information on the company’s risk management, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of audit duties both by our internal audit and our external auditors and issue a well-founded opinion regarding transactions with related parties in the cases established by this law. These responsibilities are meant to comply with the duties assigned by Law 26.831, the Technical Rules of the CNV, and other applicable laws.

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

D. EMPLOYEES

As of June 30, 2021, we had 2,544 employees.

As of such date, we had 568 employees in our Agricultural Business in Argentina, including our employees, FyO and SACPSA but not those of Agro-Uranga S.A. Approximately 30% are under collective labor agreements.

We employ 39 people in our International Agricultural businesses, composed of 342 employees of Brasilagro, 29 employees in the companies located in Paraguay, 25 employees in the companies located in Bolivia.

Our Real Estate Business had 1,281 employees. Our Development and Sale of Properties and Other Non-Shopping Mall Businesses segment had 11 employees, The Shopping Mall segment had 620 employees (includes We are Appa S.A.) including 261 under collective labor agreements. Our Hotels segment had 652 employees with 520 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows the number of employees in the Company’s various businesses as of the dates mentioned below:

		Urban Business			Shared
	Agricultural Business(1)(2)	Sales and Developments	Shopping Mall (3)	Hotels(4)	Service Center(4)	Corporate Areas	Total
June 30, 2019	1,360	12	872	832	194	107	3,377
June 30, 2020	1,397	11	796	701	188	104	3,197
June 30, 2021	964	9	620	652	209	90	2,544

(1) Agricultural Business includes CRESUD, FyO, Brasilagro, Acres and Palmeiras.

(3) In February 2021, SACPSA was sold.

(3) Includes We are Appa S.A.

(4) Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

E. SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, Supervisory Committee and senior management as of August 31, 2021:(2)

		Share ownership
Name	Position	Number of Shares	Percentage	Number of Warrants	Percentage Fully Diluted
Directors
Eduardo Sergio Elsztain(1)	Chairman	215,998,867	36.51%	35,137,449	36.84%
Saúl Zang	First vice-chairman	6,992,377	1.18%	1,105,194	1.19%
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	13,480,635	2.28%	3,468,205	2.49%
Jorge Oscar Fernández	Director	273,883	0.05%	-	-
Fernando Adrián Elsztain	Director	606,061	0,10%	606,061	0.18%
Mariana Carmona	Director	-	-	-
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural Real Estate	191,218	0.03%	49,874	0.04%
Alejandro Mario Bartolome	Director	-	-	-	-
Gabriela Macagni	Director	-	-	-	-
Liliana Rene Glikin	Director	-	-	-	-
Pedro Damaso Labaqui Palacio (3)	Director	-	-	-	-
Gabriel A. G. Reznik (3)	Director	-	-	-	-
Eduardo Ohan Kalpakian	Alternate Director	-	-	-	-
Gastón Armando Lernoud	Alternate Director	24,308	-	46,672	0.01%
Enrique Antonini	Alternate Director	-	-	-
Ilan Elsztain	Alternate Director	14,160	-	5,422	-
Iair Elsztain	Alternate Director	12,750	-	2,098	-

Senior Management
Matias Gaivironsky	Chief Financial and Administrative Officer	326,832	0.06%	226,632	0.08%
Carlos Blousson	Chief Executive Officer of the International Operation	27,000	-	40,800	0.01%

Supervisory Committee
José Daniel Abelovich	Member	-	-	-	-
Marcelo Héctor Fuxman	Member	-	-	-	-
Noemí Ivonne Cohn	Member	-	-	-	-
Roberto Daniel Murmis	Alternate member	-	-	-	-
Paula Sotelo	Alternate member	-	-	-	-
Cynthia Deokmelian	Alternate member	-	-	-	-

Executive Committee
Eduardo Sergio Elsztain	Member	215,998,867	36.51%	35,137,449	36.84%
Saúl Zang	Member	6,992,377	1.18%	1,105,194	1.19%
Alejandro Gustavo Elsztain	Member	13,480,635	2.28%	3,468,205	2.49%

(1)

Includes (i) 93,847,871 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,260 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 97,192,970 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iv) 60,094,215 common shares directly owned by Mr. Eduardo S. Elsztain.

(2)	As of August 31, 2021, the number of outstanding common shares was 591,642,804
(3)	On October 21, 2021, the Shareholders’ Meeting approved by majority of votes the appointment of Messrs. Gregorio Reznik and Pedro Dámaso Labaqui Palacio as non-independent Alternate Directors.

Option Ownership

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our share Capital

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities other than those described under the following sections: (i) “Item 6 - Directors, Senior Management and Employees - B. Compensation - Capitalization Program for our executive staff” and (ii) “Item 6 - Directors, Senior Management and Employees - B. Compensation - Long Term Incentive Program”.

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

	Share Ownership as of August 31, 2021
Shareholder	Number of Shares	Percentage	Number of Warrants	Percentage Fully Diluted
Eduardo Sergio Elsztain (1)(2)	215,998,867	36.51%	35,137,449	36.84%
Directors and officers(3)	21,949,224	3.72%	5,550,958	4.03%
ANSES	23,374,290	3.95%	3,617,316	3.96%
Total	261,322,381	44.18%	44,305,723	44.83%

(1)

Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.

(2)

As a result, Mr. Elsztain may be deemed beneficial owner of 36.51% of our total shares, which includes (i) 72,735,741 common shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,100 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 92,771,760 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iv) 50,490,266 common shares directly owned by Mr. Eduardo S. Elsztain.

(3)	Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

	As of August 31,			As of June 30,
	2021	2021	2020	2019	2018	2017
Eduardo S. Elsztain(1)(2)	36.51%	36.51%	36.93%	36.38%	34.74%	30.8%
Newfoundland Capital Management(3)	-	-	0.82%	10.97%	9.0%	-
Macquarie Investment Management(3)	3.96%	3.96%	4.83%	5.0%	-	-
Senvest Management LLC(3)	-	-	-	-	0.7%	3.3%
Directors and officers(4)	3.72%	3.36%	3.20%	3.0%	2.8%	2.8%
ANSES	3.95%	3.95%	3.84%	3.7%	3.6%	3.6%

(1)

Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.

(2)

As a result, Mr. Elsztain may be deemed beneficial owner of 36.51% of our total shares, which includes (i) 72,735,741 common shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,100 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 92,771,760 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iv) 50,490,266 common shares directly owned by Mr. Eduardo S. Elsztain.

(3)	According to the Form filed with the SEC.
(4)	Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date in a change in control.

Securities held in the host country

As of June 30, 2021, our total issued and outstanding capital stock outstanding consisted of 591,642,804 common shares. As of June 30, 2021, there were approximately 48,558,026 Global Depositary Shares (representing 485,580,260 of our common shares, or 82.07% of all of our outstanding shares held) in the United States by approximately 38 registered holders of Global Depositary Shares.

As of June 30, 2021, our directors and senior officers controlled, directly or indirectly, approximately 39.87% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

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

Offices and Shopping Mall Leases

We rent office space for our executive offices located at the Della Paolera tower at Della Paolera 261, floor 9th, City of Buenos Aires, Argentine which IRSA CP has owned. We also rent an office space that IRSA CP owns at the Abasto Shopping Mall.

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

In addition, we, IRSA, BACS Banco de Crédito y Securitización S.A. (“BACS”), BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Vida S.A. rent offices owned by IRSA CP in different buildings.

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

To such end, on June 30, 2004, Cresud, IRSA CP and we entered into a Master Agreement for the Exchange of Corporate Services, or the “Framework Agreement,” which has been amended several times in line with evolving operating requirements. The Framework Agreement had an initial term of 24 months and is renewable automatically for additional 24-month terms, unless terminated by any of the parties upon prior notice.

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

Hospitality Services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events to Nuevas Fronteras S.A., Hoteles Argentinos S.A.U. and Llao Llao Resorts S.A., subsidiaries of IRSA, all on arm’s-length terms and conditions.

Financial and Service Operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our cash in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario S.A., among other entities.

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

Credit Line Granted to IRSA by IRSA CP

On April 1, 2019 as amended on May 13, 2020, IRSA CP granted a line of credit to IRSA and its subsidiaries that do not consolidate with IRSA CP in a principal amount up to USD 180,000,000 on the following terms: (1) the credit line may be funded in U.S. dollars or in Pesos; (2) up to three year term to maturity, not extendable without our consent; and (3) interest payable: (i) for U.S. dollar funded, at a rate equal to the yield on IRSA’s existing local bonds due 2020, or, if IRSA’s 2020 bonds are early redeemed or otherwise cancelled, at an interest rate equal to the yield on local bonds issued by us plus 50 basis points, and (ii) for pesos funded, at Badlar rate plus 9.625%. The interest rate is readjusted quarterly and applied to the outstanding loan balances and to new disbursements in such quarter. As of June 30, 2021 the outstanding principal balance of loans granted to IRSA amounted to USD 69.9 million.

Purchase of financial assets

We usually invest excess cash in instruments that may include those issued by related companies, acquired at issuance, or from unrelated third parties in secondary market transactions.

Investment in Dolphin Fund Ltd.

On August 31, 2021, Torodur S.A., a Uruguayan company wholly owned by IRSA CP, entered into a subscription agreement with Dolphin Fund Ltd., an investment fund, constituted under the laws of Bermuda, controlled through equity shares by Tyrus S.A., a Uruguayan company wholly owned by IRSA and whose administrator is Consultores Venture Capital Uruguay S.A., an Uruguayan company indirectly controlled by Mr. Eduardo Elsztain, through the subscription of Class C Participating Shares of face value USD 0.01 without voting rights, with possibility of redemption on the last day of each month with prior notification by the investor, for an amount of USD 1.8 million. The focus of the Class C is to invest into a Commodity super cycle.

Legal Services

We receive legal services from Estudio Zang, Bergel & Viñes, of which Saúl Zang was a founding partner. Mr. Zang is a member of our Board of Directors and those of certain related companies. See “Directors, Senior Management and Employees-Directors and Senior Management-Board of Directors.”

Purchases and sales of properties

In the ordinary course of our business, we may acquire from or sell to our related parties certain real estate properties used for rental purposes or otherwise, subject to our Audit Committee’s approval. Our Audit Committee must render an opinion as to whether the terms of these transactions can reasonably be expected to have been obtained by us in a comparable transaction on an arm’s‑length basis with unrelated parties. In addition, if our Audit Committee so requires, valuation reports by independent specialist third parties must be obtained.

Sale agreement with Brasilagro

On December 23, 2020, we reported that it has reached a sale agreement with its controlled company Brasilagro, subject to certain precedent conditions, of 100% of the shares of its indirectly controlled subsidiaries Agropecuaria Acres del Sud S.A., Ombu Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A. owners of approximately 9,900 agricultural hectares in the corn belt of Bolivia. The transaction would amount to approximately USD 30 million (approx. USD 3,300 / ha). Having consulted the Audit Committee, it has issued an opinion without objections to be made regarding the transaction above mentioned.

On February 4, 2021, we informed that our subsidiary Brasilagro has concluded a public share offering for a total amount of approximately BRL 500 million by issuing 20 million shares in a primary offering and 2.73 million in a secondary offering. We participated in the primary issuance by acquiring, directly or through subsidiaries, 6,971,229 shares. The consideration for the shares was materialized with the sale agreement which was informed on December 23, 2020.

Farmland Lease Agreement San Bernardo

We lease a farmland located in the Province of Córdoba, from San Bernardo de Córdoba S.A., pursuant to a lease agreement effective as of September 2020, continuing the lease held in August 2015. The leased farmland has an extension of 12,590 hectares.

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

Under the Consulting Agreement, we pay Consultores Asset Management for its services, an annual fee equal to 10% of our annual after-tax net income. During fiscal year 2021, no results were recognized for this concept. During fiscal year 2020 were recognized ARS 316 million. On January 10, 2019, the deferred fees for the 2012-2016 period and the accrued fees from 2017 to July 2018 were canceled for the total amount of ARS 2,426 million. The payment was made one third in cash, one third with IRSA shares and one third with IRSA CP shares, both owned by the Company.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management for twice the average of the amounts of the management fee paid to Consultores Asset Management for the two fiscal years prior to such termination.

Investment in Dolphin Netherlands B.V.

IRSA has invested in Dolphin Netherlands B.V. through its subsidiaries. Dolphin Fund Ltd is an investment fund controlled indirectly by our Chairman, Eduardo S. Elsztain. Dolphin Netherlands B.V. is incorporated in the Netherlands and is a subsidiary of Dolphin Fund Ltd. Such investment was made in order to carry out IRSA’s investment in IDBD. IRSA agreed with Dolphin Netherlands B.V. not to pay any fee to Dolphin Fund Ltd related to this investment.

Loan between Dolphin Netherlands and Yad Leviim Ltd.

On October 23, 2020, Dolphin Netherlands has granted a loan to Yad Leviim Ltd. for a term of 60 days, renewing upon expiration for an additional 90 days, in a principal amount of USD 16,250,000 at a rate interest of 5% per year. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain. On May 10, 2021, the Board of Directors has ratified and approved the extension for a period of 365 days.

Transfer of Tax Credits

Cresud assigned credits to IRSA CP and other related parties corresponding to value added tax export refunds related to such companies’ business activity.

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

According to the judgement of December 2017, an expert witness was proposed. The expert witness report prepared by engineer Sergio Germán Pereyra has been presented, thus complying with the provisions of final judgement of December 2017. From the aforementioned report accompanied by the expert, the first instance judge decided to consider the amount of the judicial claim in the sume of ARS 52,893,850, this amount includes both the loss of profit of ARS 37,703,850, as well as the emergent damage of ARS 15,190,000, plus accrued interest until payment. Plus, in accordance with what was resolved by the Final Judgment of the Chamber of Appeals in Civil, Commercial, Labor and Family Matters of the 2nd Nomination, by means of Final Judgment No. 4, dated June 26 of the year 2020. We carried out an analysis of the alleged damages, estimating the sum of ARS 25,000,000. Likewise, the expertise of the professional engineer Sergio Germán Pereyra was challenged and an appeal for revocation was filed with an appeal in subsidy of the amounts determined as lost profits and consequential damages.

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

Trial and Preventive Seizure - Province of Salta

Cresud has entered into certain agreements with the state owned company Salta Forestal S.A. Within the framework of these agreements, rural properties were granted to Cresud. In relation to these agreements, the Governor of the Province of Salta issued decrees 815/20, 395/21, 396/21, 397/21 and 398/21 to reject appeals filed by Cresud against the liquidation of the fees made by Salta Forestal S.A. and by Secretaría de Asuntos Agrarios for the 2013/2014, 2014/2015, 2015/2016, 2016/2017, 2017/2018, 2018/2019 and 2019/2020 campaigns of corn, soybeans and or sorghum. In this context, Cresud has initiated the judicial challenge of these decrees and the province of Salta has initiated an executive and seizure lawsuit against Cresud for the amounts of the challenged fees.

To date, the corresponding courts ordered seizures of Cresud’s bank accounts (i) in proceedings N°726737/20 for ARS 42.5 million (ii) in proceedings N°739946/21 for ARS 37.9 million and (iii) in proceedings N°742573/21 for ARS 45.6 million.

Considering the decrees issued by the Government of Salta and according to the information provided by our external legal counsel, at contingency in the amount of ARS 221 million is estimated at year-end.

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

Tandanor has filed a civil action against Puerto Retiro and the people charged in the referred criminal case looking forward to be reimbursed from all the losses which have arisen upon the fraud committed. On March 7, 2015 Puerto Retiro responded filing certain preliminary objections, such as limitation, lack of information to respond the lawsuit, lack of legitimacy (active and passive). On July 12, 2016 Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal No. 5 related to the preliminary objections above mentioned. Two of them were rejected -lack of information and lack of legitimacy (passive). We filed an appeal with regard to this decision, which was rejected. The other two objections would be considered in the verdict.

On September 7, 2018, Court read its verdict, according to which the preliminary objection of limitation filed by Puerto Retiro was successful. Nevertheless, in the criminal procedure -where Puerto Retiro is not a party- Court ordered the seizure confiscation (“decomiso”) of the land known as “Planta 1.” This Court’s verdict is not final, as it is subject to further appeals Puerto Retiro filed an appeal with regard to the confiscation of Planta I. This appeal has not yet been decided.

On December 27, 2018, an action for annulment was filed against the judgment that ordered the confiscation of the property named “Planta 1.” On March 1, 2019 we were notified of the “in limine” rejection of the action for annulment filed. Subsequently, on March 8, 2019, a motion for restitution was filed against said resolution. On March 19, 2019, we were notified of the Court’s decision that rejected the replacement and declared the appeal filed in a subsidiary inadmissible. On March 22, 2019, a complaint was filed for appeal denied (before the Federal Criminal Cassation Chamber), the caul was granted, which is why the appeal filed is currently pending. In that sense, in April the appeal was maintained and subsequently, its foundations were expanded.

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

Arcos del Gourmet

IRSA CP has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and currently is operating normally. Notwithstanding, the plaintiff appeared before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Superior Court ordered the Appeals Court to review the case on certain grounds. The Appeals Court rendered a new sentence on February 14, 2019. This new sentence rules that Arcos del Gourmet has to yield a portion of land to build a green park. Arcos del Gourmet filed an appeal before the Superior Court. This appeal has been decided and Arcos del Gourmet filed an appeal complaint for appeal denied.

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

On February 14, 2019, the Chamber decided to condemn the Government of the City of Buenos Aires (“GCBA”) and Arcos, providing for the partial annulment of resolution 157 / APRA / 14 at the point that it did not consider appropriate for Arcos to transfer 65% of the land for use and public utility with unrestricted access and destined “especially and preferably to the generation of new landscaped green spaces.”Consequently, it was resolved that the GCBA must issue an administrative act that provides for this assignment. If it does not do so, Arcos must also comply with said assignment, either on the premises where the commercial center is currently located, be it totally or partially on land adjacent to the area. Failing to do this, Arcos del Gourmet S.A. (“Arcos”) must pay, prior to the realization of an expert report to be ordered in the execution stage, the sum of money necessary in order for the Administration to proceed to the search for a property with the objective of fulfilling the aforementioned purpose. If none of the aforementioned forms of compliance are specified, the power to order will be expedited - prior intervention of the relevant experts and / or technical departments of the corresponding GCBA - the demolition of the necessary works in order to comply with the ordered assignment.

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

In March 2019, Arcos filed a petition for injunctive relief in order to suspend all judicial or administrative proceedings of launch or eviction, by which it is intended to execute, in a forced way, the AABE resolution No. 170/2014, until the final judgment is issued in the nullity proceeding. The injunctive relief was sentenced and renewed once but AABE and Playas Ferroviarias appealed the judgment and finally, in September 2021, the Court of Appeal revoked the first instance judgement of suspension of eviction of the Distrito Arcos that was filed against. Against that judgment, ARCOS filed a federal extraordinary appeal in September 2021, which hasn’t been solved yet.

Due to all of the foregoing, the Company’s legal advisors consider that, although the outcome of the complaint is still uncertain, even if it is unfavorable, there is a low probability that the demolition of the works carried out in the Property is definitively ordered.

Caballito

On July 20, 2020 IRSA CP was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called -Caballito Chico- located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge that was denied filling a complaint appeal, in October 2021. Regarding the main proceeding, it is in process of trial.

Operations Center in Israel

As of the date of this Annual Report, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 2,062,000 of shares.

Legal proceedings relating to IDBD liquidation and the receivership over DIC shares

On September 25, 2020 the Court passed a judgement pursuant to which an order was awarded for the opening of proceedings against IDBD as well as an order for its liquidation. Pursuant to the judgment, a trustee was appointed to IDBD, and thereafter the Court appointed receivers for the DIC shares constituting approximately 82% of the issued share capital of DIC. As part of the receivership process, a group of purchasers led by Mega Or Ltd., purchased approx. 82% of DIC issued share capital (after such purchase was approved by the Court on November 20, 2020). Therefore, on November 23, 2020 all officers that were appointed by Dolphin BV resigned from their positions in DIC and its subsidiaries.

Litigation filed by IDBD against Dolphin Netherlands B.V. and IRSA

On September 21, 2020, a claim was filed by IDBD against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA to the District Court in Tel- Aviv Jaffa (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 70 million, claiming that Dolphin BV and IRSA breached a purported legally binding commitment to transfer to IDBD an installment of NIS 70 million on September 2, 2020. On December 24, 2020, and upon the insolvency’s court approval, IDBD’s trustee filed a motion to strike the claim, while keeping the right, as IDBD’s trustee, to file a new claim, inter alia, in the same matter, after conducting an inquiry concerning the reasons for IDBD’s insolvency. On December 24, 2020, the court issued a judgement to strike the claim as requested.

Class action against IDBD, Dolphin IL and Eduardo Elsztain regarding the sale of DIC

On October 3, 2018, a motion was initiated by an applicant alleging to hold shares in DIC (the “Applicant”), against IDBD, Dolphin IL, and Mr. Eduardo Elsztain seeking an injunction to annul the sale of shares of DIC to Dolphin and to appoint a trustee to hold those shares while the action is pending. The applicant claims that the sale was not in compliance with the provisions of the Concentration Law and the plaintiff is seeking an order for payment of monetary damages to the shareholders of DIC of between NIS 58 and 73 million.

Following IDBD’s liquidation process IDBD was removed from the claim by the plaintiff. We plan to vigorously defend this motion as we understand that the sale of the holdings in the shares of DIC by IDBD to Dolphin IL, IDBD complies with the provisions of the Concentration Law.

Class action against DIC and Mr. Eduardo Elsztain and other directors of IRSA regarding exit of the DIC’s share from indexes

On October 2, 2018, DIC was served with an action and a motion to approve that action as class action, which had been filed with the District Court of Tel Aviv-Yafo against the DIC, Mr. Eduardo Elsztain, and against additional directors and officers serving in DIC, in connection with the exit of DIC’s share on February 1, 2018 from thee TA90 and TA 125 indices of the TASE, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date (the “Indexes”) alleging to have held DIC’s shares prior to February 1, 2018 and thereafter. The Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the group according to the damage caused estimated at approximately NIS 17.6 million. DIC believes that such allegations are meritless and will vigorously defend this motion.

Derivative claim against DIC, Dolphin IL and certain directors regarding performance of a prohibited distribution

In May 2019, DIC received a claim and a motion to approve it as a derivative claim which had been filed with the District Court of Tel Aviv-Yafo against DIC, Dolphin IL and directors who hold office in DIC, by a petitioner claiming to hold Series J debentures of DIC on the grounds of performance of a prohibited distribution, with respect to a dividend distribution in cash in the amount of approximately NIS 40 million, and a payment in kind dividend in the amount of approximately NIS 64 million, which was performed by DIC in February 2019, and regarding self-purchases of shares which were performed by DIC (from the date of the resolution regarding the distribution) in the amount of approximately NIS 36 million, in accordance with a purchase plan, which was approved by DIC’s board of directors in January 2019.

In the motion, the Court was requested, inter alia, to declare and to determine that the distribution and the self-purchases did not fulfill the profit test (a test which constitutes a condition for a distribution in accordance with section 302 of the Companies Law, 5759-1999), and that they constitute a prohibited distribution, and to order the respondents to compensate DIC for the damages which it has incurred due to the prohibited distribution, with the damages allegedly caused by the respondents being estimated at a total of NIS 140 million. The Court was also requested to order Dolphin IL to repay to DIC the dividend amount which it received in the distribution, in the amount of NIS 85 million (in accordance with its rate of holding in DIC). In January 2021 the Motion was denied by the Court, and thereafter in March 2021 an appeal was filed by the plaintiff the Supreme Court.

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

The following table sets forth the total and per share amounts paid as dividends on each fully paid‑in share for the fiscal years mentioned. The amounts stated in pesos correspond to nominal pesos on their respective dates of payment and refers to our unconsolidated dividends. See “Item 3. Key Information-Local Exchange Market and Exchange Rates.”

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2019	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2019	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in million of ARS )	(ARS )	(in million of ARS )	(ARS )
2018	1,599,631	3.1887	395,000	0.787
2019	-	-	-	-
2020	-	-	-	-
2021	-	-	-	-

(1)	The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to revision.

B. SIGNIFICANT CHANGES

For information about significant changes see, “ITEM 4. Recent Developments- General Ordinary Shareholders’ Meeting”.

Item 9. The Offer and Listing

A. OFFER AND LISTING DETAILS

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

On February 17, 2021, we announced the launch of our public offering of shares for up to 90 million shares (or its equivalent 9 million ADS) and 90,000,000 warrants to subscribe for new common shares, to registered holders as of February 19, 2021. Each right corresponding to one share (or ADS) allowed its holder to subscribe 0.1794105273 new ordinary shares and receive free of charge an option with the right to subscribe 1 additional ordinary share in the future. The final subscription price for the new shares was ARS 70.31 or USD 0.472 and for the new ADS it was USD 4.72. The new shares, registered, of ARS 1 of par value each and with the right to one vote per share gives the right to receive dividends under the same conditions as the current shares in circulation.

On March 5, 2021, having finished the preemptive rights subscription period, the Company’s shareholders have subscribed the amount of 87,264,898 new additional shares, that is 97% of the shares offered, and have requested through the accretion right 26,017,220 additional new shares, for which 2,735,102 new shares will be issued, completing the total issuance of 90,000,000 new shares (or their equivalent in ADSs) offered. Likewise, 90,000,000 options will be issued that will entitle the holders through their exercise to acquire up to 90,000,000 additional new shares.

The exercise price of the warrants will be USD 0.566. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year (provided that dates are business days in the city of New York and in the Autonomous City of Buenos Aires) until their expiration 5 years from the date of issue. The warrants are available for trading on NASDAQ and BYMA under the tickers CRESW and CRE3W, respectively.

As of the date of issuance of these financial statements, the Company received all the funds in the amount of USD 42.5 million and issued the new shares, increasing the capital stock to 591,642,804 million.

As of June 30, 2021, there were 90,000,000 warrants outstanding. On October 18, 2021, we informed that between September 17 and 25, 2021, certain warrants holders have exercised their right to acquire additional shares. Therefore, 74,370 options were exercised, which resulted in 74,370 shares of common stock being issued. After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 591,642,804 to 591,717,174, and the new number of outstanding warrants decreased from 90,000,000 to 89,925,630. For more informarion see “Recent Developments - Warrants exercise.”

Stock Exchanges in which our securities are listed

Our common shares are listed on the ByMA under the trading symbol “CRES” and on NASDAQ under the trading symbol “CRESY.” As of June 30, 2021 our outstanding capital stock consisted of 591,642,804 common shares, ARS 1.00 par value per share.

As of that date of this annual report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2021, there were approximately 9,957 holders of our common shares.

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

The Capital Markets Law, as currently in effect, sets forth, the following key goals and principles:

•	Promoting the participation of small investors, employee unions, industry groups and trade associations, professional associations and all public savings entities in the capital markets, promoting mechanisms designed to promote domestic savings and channel such funds toward the development of production;

•	Strengthening mechanisms to prevent abuses and protect small investors;

•	Promoting access to the capital market by small and medium-sized companies;

•	Using state-of-the-art technology to foster creation of an integrated capital market through mechanisms designed to achieve interconnection of computer systems among trading markets;

•	Encouraging simpler trading procedures available to users to increase liquidity and competitiveness to develop favorable conditions for transaction execution;

•	Reducing systemic risk in the Argentine capital markets through actions and resolutions aimed at implementing international best practices;

•	Promoting the integrity and transparency of the Argentine capital markets; and

•	Promoting financial inclusion.

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

Law No. 27,440 streamlines the regulation of mutual funds, public offerings of securities, of negotiable obligations and regulation of intermediaries and securities markets, while incorporating a long-awaited regulation for derivative instruments and the margins and guarantees that cover them. Below is a summary of the main amendments to the Capital Markets Law introduced by Law No. 27,440:

•	Eliminates the CNV’s power to appoint supervisors with veto power over resolutions adopted by an issuer’s Board of Directors without a judicial order.

•	Grants the CNV the power to issue regulations to mitigate situations of systemic risk, set maximum fees to be received by securities exchanges, create or modify categories of agents, encourage the simplification of the negotiation of securities and promote the transparency and integrity of the capital markets, while prohibiting the CNV from denying an issuer’s public offer authorization request solely because of opportunity, merit or convenience.

•	Empowers the CNV to regulate private offerings of securities.

•	Grants federal commercial courts jurisdiction to review resolutions or sanctions issued by the CNV.

•	Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between ARS 100,000 and ARS 100 million, which can be increased up to five times the benefits perceived with the infraction.

•	Returns functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

•	Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration.Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the Argentine General Companies Law. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the Argentine General Companies Law; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

•	Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

•	Allows foreign entities to participate in all shareholder meetings through authorized agents.

•	Establishes guidelines to set the offer price in a mandatory tender offer.

•	Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the BYMA(1)

	As of June 30,
	2021	2020

Market capitalization (in billions of ARS )	3,265	2,845
Average daily trading volume(2) (in millions of ARS	1,668	1,088
Number of listed companies(3)	87	89

_______________

(1)	Reflects Merval historical data.
(2)	During the month of June.
(3)	Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2021, approximately 87 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 0.8% increase in 2018, a 37.6% increase in 2019 and a 22.9% increase in 2020. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the Public Registry, and published in the Official Gazette (Boletín Oficial). Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceeded 50% of capital. As of June 30, 2021 our share capital consisted of 591,642,804 common shares.

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

b)

It will not be necessary to extend the offer to those who have voted in favor of the retirement in the shareholders’ meeting, who must immobilize their values until the acceptance period determined by the regulations has elapsed.

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

On the shareholders’ meeting held on October 31, 2014, our shareholders decided to amend the following sections of the by-laws: (i) Section First in order to comply with the Capital Markets Law No. 26,831 and (ii) Section Twenty-Four in order to incorporate the regulation of the shareholders’ meeting held with shareholders present or communicated through teleconference technologies.

On the shareholders’ meeting held on October 29, 2018 our shareholders decided to amend the following sections of the by-laws in order to adapt them to certain new legal provisions: (i) Section Eighth, establishing that if there is an Issuance of Shares, the shareholders’ preemptive right will be exercised as established in the prospect of the issuance; (ii) Section Eleventh, establishing the issuance of Negotiable Obligations may be decided by the Board of Directors; and (iii) Section Twenty-Second describing the duties of the Audit Committee as well as authorizing the Audit Committee to hold meeting via conference, teleconference of any other electronic means. Such amendments are pending of approval by the Public Registry of the City of Buenos Aires.

C. MATERIAL CONTRACTS

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the sections Related Party Transactions, Recent Developments and Our Indebtedness.

D. EXCHANGE CONTROLS

On September 1, 2019, the Argentine government issued Decree No. 609/2019, pursuant to which foreign exchange controls were temporarily imposed until December 31, 2019. On January 3, 2020, the Argentine government issued Decree No. 91/2019, which permanently extended the foreign exchange controls that expired on December 31, 2019.

At present, foreign exchange regulations are included in the Consolidated Text on Foreign Trade and Exchange issued by Communication (Central Bank, also referred to as “BCRA”) “A” 6,844 as supplemented.

A brief summary of the exchange control regulations in force as of the date of this Form Annual Report is set forth below.

Exports of Goods

As a general rule, exporters of goods must repatriate, and settle in pesos through the foreign exchange market, the proceeds from exports cleared through customs after September 2, 2019 within different deadlines, depending on certain factors (nature of goods, relationship between exporter and importer, etc.). In certain cases (e.g. certificate of increase of exports against 2020, proyects falling under the Investment Promotion Regime for Exports set out by the Executive Order 234/21, etc.) exporters have greater access to the foreign exchange market.

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

Imports of Goods and Services

Except for certain exceptions current regulations provide for, importers of goods and/or services must obtain prior authorization from the Central Bank for the settlement of foreign currency-denominated debts in connection with the import of goods and services.

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

Communication “A” 7,030, and its amendments, establishes the prior agreement of the Central Bank, until December 31, 2021, for the cancellation of capital services of financial debts with abroad, provided that the creditor is a related counterparty, with limited exceptions.

Additionally, Communication “A” 7,106 and its amendments established the requirement, for those who register scheduled capital maturities until December 31, 2021 with creditors that are not related counterparties, to submit to the Central Bank a detail of a refinancing plan complying with certain criteria established in the said Communication, with limited exceptions (e.g. proceeds from financial indebtedness incurred after January 1, 2020, that were repatriated and settled in the foreign exchange market). Specifically, the Central Bank will grant access to companies for an amount up to 40% of maturities and companies must refinance the rest for a term of at least 2 years. This, provided that the amount for which the exchange market would be accessed for the cancellation of principal exceeds the equivalent of USD 2,000,000 per calendar month, with some exceptions, expressly provided for by the regulation.

Indebtedness Between Residents

Prior authorization from the Central Bank is required for the payment of foreign currency-denominated obligations between Argentine residents after September 1, 2019, with limited exceptions. However, no prior authorization is required for the payment of foreign currency-denominated obligations to Argentine financial entities, including, among others, payments made in respect of credit cards.

Profits and Dividends

Prior authorization from the Central Bank is required for the transfer of profits and/or dividends outside of Argentina, unless certain requirements expressly provided for by current regulation are met.

Non-Residents

Non-residents must obtain prior authorization from the Central Bank to access the foreign exchange market to purchase foreign currency, with limited exceptions.

Reporting Regime

In all cases, access to the foreign exchange market for the payment of financial or commercial debts will be granted to the extent that such debts were disclosed in accordance with the Central Bank’s reporting regime established through Communication “A” 6,401, if applicable.

Outgoings

Outflow of funds

Consolidated Text on Foreign Trade and Exchange provides for prior approval of the Central Bank in order to carry out any outflow of funds, unless the clients submit several affidavits related to (i) foreign currency holdings and liquid external assets; (ii) own and controlling company’s securities transactions (blue chip swap, “dolar MEP”, etc.); and (iii) economic benefits granted by the State.

Through Communication “A” 7,001, as amended by Communication “A” 7,030, the Central Bank established certain restrictions to carry out sales of securities via the settlement of foreign currency and its transfer to depository institutions abroad. In this connection, in order to carry out any outflow of funds, the entity must:

(i) request the prior approval of the Central Bank; or

(ii) rely on an affidavit stating that the client did not carry out neither sales of securities via the settlement of foreign currency, nor its transfer to foreign depository entities on the day that access to the foreign exchange market was requested and within 90 days prior to such request, as well as that the customer undertakes not to carry out such transactions from the date access to the foreign exchange market is requested and for the subsequent 90 calendar days.

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

In addition to the above, by means of Communication “A” 7,327, the Central Bank established that, as of July 12, 2021, in order for residents to be granted access to the foreign exchange market, it will be required (in addition to the preexisting conditions), that: (i) on the same day that such access is required and within the previous 90 days, such local resident has not exchanged securities for other foreign assets (in addition to the already existing requirement of not having sold securities with settlement in foreign currency or transferred them to depository institutions abroad during the same period); and (ii) for legal entities, to submit a sworn statement informing (a) a list of the persons or legal entities that directly control the client; and (b) that within the previous 90 days (or since July 12, 2021, in the event that 90 days have not yet elapsed since that date), the legal entity has not delivered in the country any funds in local currency or other liquid local assets to any of the aforementioned persons (except for those directly associated with usual transactions involving the acquisition of goods and/or services). Alternatively, the requirement set forth in (b) may be considered fulfilled if the legal entity submits a sworn statement executed by each of those persons exercising direct control stating that, during the same period, no sales of securities with settlement in foreign currency, or exchanges of securities for other external assets, or transfers thereof to depository institutions abroad, have been made.

On October 5, 2021, by means of General Resolution 907/21, a limit on the sale of securities which are denominated in U.S. dollars and issued under local law was established at the end of each week for those transactions that had a concurrence of tenders received with a priority of price and time. This limit may not exceed the amount of fifty thousand nominal values settled. Plus, it was also established as prior condition for those transactions that the orders may only be given if no sales have been made with foreign settlement in the previous thirty days, and a commit not to do so within thirty subsequent calendar days.

Securities trading

Central Bank Communication “A” 7,106, as amended by Communication “A” 7,308, established that securities transactions performed in Argentina, unlike securities transactions performed abroad, can be settled in ARS in Argentina.

Central Bank Communication “A” 7,340 provides that securities sale transactions settled in foreign currency must be paid by one of the following mechanisms:

•	By transfer of funds to and from demand accounts held in the customer’s name with local financial institutions;

•	Against wire transfers on bank accounts in the customer’s name with a foreign entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force do not apply, or do not sufficiently apply.

This Communication “A” 7,340 also prohibits the settlement of purchase and sale transactions of securities with settlement in foreign currency through payment in foreign currency cash, or through their deposit in custody accounts or accounts of third parties.

No sales of securities with settlement in foreign currency may be executed in Argentina, and such securities may not be transferred to foreign depositaries or exchanged for other external assets, by persons that were granted with certain benefits (beneficiaries of refinancings contemplated under Section 2.1.1. of the regulations on “Financial services under the scope of the health emergency ordered by Decree No. 260/2020 Coronavirus (COVID-19”, etc.).

On July 8, 2021, the Securities Regulator (“CNV”), approved General Resolution 895/2021, to increase the minimum holding periods for the settlement of securities against foreign currency and in foreign jurisdiction. Said General Resolution does not incorporate modifications for the settlement of securities against local currency.

The minimum holding period, locally known as “Parking Period”, for securities in the local custodian to be applied to the settlement of transactions in foreign currency and in foreign jurisdiction (i.e., settlement against “Dollar Cable” in a foreign account) was set to two (2) business days. This Parking Period does not apply in the case of purchases of securities with settlement in foreign currency and in a foreign jurisdiction.

In the case of sales of securities with settlement in foreign currency, but in local jurisdiction (i.e., settlement against a MEP transfer to a local account), the Parking Period remains one (1) business day. This Parking Period shall not apply in the case of purchases of securities settling in foreign currency.

The Parking Period prior to settlement against foreign currency and in foreign jurisdiction (i.e. settlement against “Dollar Cable” in a foreign account) for locally credited securities from foreign depositories (i.e. acquired from foreign agents) has also been set to two (2) business days. In the case of transactions with settlement in foreign currency and in local jurisdiction (i.e., settlement against a MEP transfer to a local account), the Parking Period remains at 1 (ONE) business day.

Finally, the CNV also modified the maximum limits for weekly transactions in sovereign securities issued by the Argentine Republic for each principal sub-account in the time-priority bidding segment (BYMA), which prior to the entry into force of the General Resolution was one hundred thousand (100,000) nominal amounts (only for securities issued under local law). According to the new General Resolution, the limit was split into (i) fifty thousand (50,000) nominals for securities issued under local law, purchased with settlement in such currency and jurisdiction, and (ii) fifty thousand (50,000) nominals for securities issued under foreign law. These limits continue not to apply to wholesale transactions (MAE/SENEBI).

For more information see “Risk Factors-Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies”.

E. Money Laundering

Argentine Law No. 25,246, as amended and/or complemented by Laws Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “Anti‑Money Laundering Law”), categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (ARS 300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently. The Anti‑Money Laundering Law created the Financial Information Unit, or “UIF,” is responsible for the analysis, treatment and procurement of information to prevent money laundering originating from, among others:

•	Crimes related to the traffic and illegal commercialization of drugs (Law No. 23,737);

•	Crimes related to arms traffic (Law No. 22,415);

•	Crimes related to illegal association or terrorist association;

•	Crimes committed by illegal associations organized to commit crimes for political or racial purposes;

•	Crimes against Public Administration;

•	Crimes of minor’s prostitution and child pornography; and

•	Crimes related to terrorism financing.

The UIF analyzes the information received from entities that have the obligation to report suspicious activities or operations and, as the case may be, inform the Public Ministry to carry out the investigations that may be considered relevant or necessary.

The UIF analyzes the information it receives and informs the Public Prosecutor as to whether it should carry out any investigations. Once the information is received, the UIF may request additional information and any undertake action it deems useful for the fulfillment of its functions. In the context of the analysis, respondents may not rely on bank, tax, stock or professional secrecy, or contractual confidentiality commitments to oppose a request for information from the UIF. Once the analysis is completed, the UIF is empowered to (i) receive voluntary declarations, which in no case may be anonymous, (ii) require the collaboration of all State information services, which are required to provide it in the terms of the current procedural regulations, (iii) request the Public Prosecutor’s Office to require the competent judge to resolve the suspension of execution of any transaction, (iv) request the Public Prosecutor’s Office to require search warrants it deems useful for the investigation, (v) request the Public Ministry to manage all the legal means necessary to obtain information from any source or origin, and (vi) apply sanctions.

The anti-money laundering framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, non‑profit organizations, stock exchanges, and insurance companies, including the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures for money laundering prevention and financing of terrorism, including “know your client” procedures, as appropriate; (ii) reporting suspicious activity; and (iii) acting according to the Anti‑Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Anti‑Money Laundering Law.

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derived from the enactment of the revised Capital Markets Law and the CNV Rules, which established a new regime for the public offer of securities, CNV issued a revision of its rules to incorporate a new chapter of Anti‑Money Laundering Laws including provisions related to the fulfillment of duties to be complied by “Agentes de Negociación,” “Agentes de Liquidación y Compensación,” “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva,” each of which is considered mandatory under the terms of sections 4, 5 and 22 of article 20 of Law No. 25,246. Such agents are required to comply with Law No. 25,246 and its amendments, regulations enacted by UIF, including executive orders with reference to the decisions adopted by the United Nations Security Council in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión),” “Agentes de corretaje,” “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti‑money laundering and anti‑terrorist financing system at the national level, in light of the actual risks that could impact Argentina territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

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

F. TAXATION

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of common shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the common shares or ADSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the common shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a person required to accelerate the recognition of any item of gross income with respect to the common shares or ADSs as a result of such income being recognized on an applicable financial statement;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. In addition, this summary is based, in part, upon representations made by the ADS Depositary to us and assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms.

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

If a partnership holds the common shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the common shares or ADSs, you should consult your tax advisors.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF COMMON SHARES OR ADSS AS WELL AS ANY CONSEQUENCES ARISING UNDER OTHER UNITED STATES FEDERAL TAX LAWS AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs by U.S. Holders will not be subject to United States federal income tax.

Distributions on Common Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions on our common shares or ADSs (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the ADS Depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to United States non-corporate investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs representing such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

The amount of any dividend paid in pesos will equal the U.S. dollar value of the pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of our common shares, or by the ADS Depositary, in the case of our ADSs, regardless of whether the pesos are converted into U.S. dollars. If the pesos received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the pesos will be treated as United States source ordinary income or loss.

Subject to certain complex conditions and limitations, Argentine withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. If you do not elect to claim a credit for any foreign taxes paid during a taxable year, you may instead claim a deduction in respect of such foreign taxes. Further, in certain circumstances, if you have held our common shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our common shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution (including amounts withheld to reflect Argentine withholding taxes, if any) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or ADSs, and thereafter as capital gain recognized on a sale or exchange (as discussed below under “-Taxation of Capital Gains”). However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of our common shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income taxes.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2021, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is generally a passive asset and passive income generally includes dividends, interest, royalties, and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of that other corporation’s assets and receiving our proportionate share of its income. If we are a PFIC for any taxable year during which you hold our common shares or ADSs, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distributions” received and any gain realized from a sale or other disposition, including a pledge, of such common shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we become a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service Form 8621 if you hold our common shares or ADSs in any year in which we are classified as a PFIC.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Our common shares are listed on the ByMA, which must meet the trading, listing, financial disclosure and other requirements under applicable United States Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares are or will be “regularly traded” for purposes of the mark-to-market election. Our ADSs are currently listed on the NASDAQ, which constitutes a qualified exchange under the United States Treasury regulations, although there can be no assurance that the ADSs are or will be “regularly traded.”

If you make an effective mark-to-market election, you will include in ordinary income each year that we are a PFIC the excess, if any, of the fair market value of our common shares or ADSs at the end of the year over your adjusted tax basis in our common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess, if any, of your adjusted tax basis in our common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any gain or loss on the sale of the common shares or ADSs in a year that we are a PFIC will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

Your adjusted tax basis in our common shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

In some cases, holders of common shares or ADSs in a PFIC may be able to avoid the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. This option will not be available to you because we do not intend to comply with certain calculation and reporting requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding our common shares or ADSs if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

Subject to the discussion under “-Passive Foreign Investment Company” above, for United States federal income tax purposes, you will generally recognize capital gain or loss on any sale, exchange, or other taxable disposition of our common shares or ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized for the common shares or ADSs and your tax basis in the common shares or ADSs determined in U.S. dollars. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of our common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Argentine Personal Assets Tax

Amounts paid on account of the Argentine Tax on Personal Assets, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or ADSs and the proceeds from the sale, exchange or other disposition of our common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income Tax

Law No. 27,430, enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, had introduced several amendments to Income Tax Law No. 20,628, among others, a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, there had been a reduction of the tax rate from 35% to 30%. Beginning on or after January 1, 2020 the tax rate would have been further reduced to 25%.Additionally, a withholding of 7% or 13% had been established for the fiscal years mentioned above, on the dividends distributed by local entities in favor of their shareholders provided they are resident individuals or undivided estates, or are foreign beneficiaries.

On June 16, 2021, Law 27,630 was enacted and published in the Official Gazette. This law increases corporate income tax rates for tax years beginning January 1, 2021 and onwards. The new law increases tax rates by replacing the fixed tax rate with a progressive tax scale. It also extends the 7% withholding tax rate currently in force to dividends from profits accrued in tax years beginning January 1, 2021, and thereafter.

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

Dividends distributions, other than stock dividends, which source are profits generated in fiscal years beginning on or after January 1, 2018, whether in cash, in shares or in kind, made by local entities to resident individuals, resident undivided estates and foreign beneficiaries are subject to a withholding tax at a rate of 7%.

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

Losses arising from the sale, exchange or other disposition of common shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five‑year carryover period.

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

The applicable rate is generally 15% on the net capital gain or at a 13.5% rate on the gross price at the seller’s election, of the proportional value that corresponds to the Argentine assets.

The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met.

Argentine entities

Capital gains obtained in tax years beginning from January 1, 2021 by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings:

Annual taxable income (ARS)	Tax due on lower limit (ARS)	Marginal rate on the excess of the lower limit
0 to 5 million	ARS 0	25%
Over 5 million to 50 million	ARS 1.25 million	30%
Over 50 million	ARS 14.75 million	35%

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

To date, there is no withholding regime provided for foreign holders of common shares and ADSs.

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

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland the United Kingdom and Uruguay. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2021. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2021.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2021 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICE

Audit Fees

During the fiscal years ended June 30, 2021 and 2020, we were billed a total amount of ARS 60.2 million and ARS 71.5 million respectively in the Agricultural Business and in the Operation Center in Argentina of the Urban Properties and Investment Business, and NIS 0.1 million and NIS 6.8 million for the fiscal years 2021 and 2020 respectively, in the Operation Center in Israel, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2021 and 2020 we were billed a total amount of ARS 32.2 million and ARS 12.4 million for professional services rendered by our principal accountants mainly in connection with the review of equity offering transactions forms and debt prospectus.

Tax Fees

During the fiscal year ended June 30, 2021 and 2020 we were billed a total amount of ARS 0.7 million and ARS 0.4 million in the Agricultural Business and in the Operation Center in Argentina of the Urban Properties and Investment Business, and during the fiscal year ended June 30, 2021 and 2020, we were billed a total amount of NIS 0.0 million and NIS 0.3 million in the Operation Center in Israel, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2021 and June 30, 2020 we were billed for professional services rendered by our principal accountants, including fees mainly related to statutory certifications and training seminaries, a total amount of ARS 10.3 million and ARS 16.6 million, respectively in the Agricultural Business and in the Operation Center in Argentina of the Urban Properties and Investment Business, and NIS 0.0 million and NIS 0.5 million, in the Operation Center in Israel.

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

Our Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give its opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

•	Require any additional and complementary documentation related to this analysis;

•	Verify the independence of the external auditors;

•	Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

•	Inform the fees billed by the external auditor, separating the services related to audit services and other special services that could be not included in the audit services previously mentioned.

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

•	Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and

•	Evaluate the performance of external auditors and their opinion regarding our Financial Statements.

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

Our 2019 annual meeting of shareholders was held on October 30, 2019 and it was decided, among others, the distribution of own shares in portfolio to the shareholders in proportion to their shareholdings for up to the amount of 13,000,000 ordinary shares of 1 vote per share and face value ARS 1 each, which constitutes 0.026 shares per common share and 0.26 by ADR.

As of June 30, 2021, we own our shares in an amount equal to 0.33% of our capital stock.

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

Item 16H. MINE SAFETY DISCLOSURES

This section is not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

This section is not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

Reference is made to pages F-1 through F-117

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

2.6(15)

Warrant Agent Agreement dated as of February 24, 2021, between Cresud S.A.C.I.F. y A. y Representaciones Sociedad Anónima, and Computershare, Inc. and Computershare Trust Company N.A., collectively as warrant agent.

4.1(1)	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.1.1(12)	(English Summary) Amendment to the Consulting Agreement by and among Cresud and Consultores Assets Management S.A., dated September 8, 2017.
4.2(2)	Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated June 30, 2004.
4.3(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and IRSA CP and us, dated August 23, 2007.
4.4(5)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(6)	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated March 12, 2010.
4.6(7)	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7(8)	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8(9)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(9)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and IRSA CP dated February 24, 2014.
4.10(10)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(11)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(12)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017
4.13(13)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14(16)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
4.15(17)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2020.
4.16	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2021.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
99.1	Summary of investment properties by type as of June 30, 2021 (in accordance with Regulation S-X 12-28 (1)).

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

(15) Incorporated by reference to the registrant’s registration statement on Form 8-A filed on June 22, 2021.

(16) Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2019.

(17) Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on November 16, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

Date: November 1, 2021	By:	/s/ Matías I. Gaivironsky
Name: Matías I. Gaivironsky
Title: Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2021, including the related notes and the summary of investment properties by type as of June 30, 2021 listed in the index appearing under Item 19 (99.1) (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Level 3 Investment Properties Valued Using Discounted Cash Flows

As described in Note 9 to the consolidated financial statements, the Company used a discounted cash flow model to value its Level 3 investment properties, which account for approximately 27% of the Company’s AR$ 191,099 million in investment properties at June 30, 2021. These properties are valued using assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value these investment properties included determining appropriate discount rates and projecting macroeconomic variables such as inflation, exchange rates and gross domestic product. These valuation techniques require management to make estimates and judgments regarding the future behavior of multiple interrelated variables and changes in these assumptions could have a significant impact on the determination of the fair value of these properties.

The principal considerations for our determination that performing procedures relating to the Level 3 investment properties valued using a discounted cash flows method is a critical audit matter are the significant judgment by management to determine the fair value of these properties due to the use of a valuation model that included significant assumptions related to the determination of discount rates and projecting macroeconomic variables such as inflation, exchange rates and gross domestic product; this in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and this audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of Level 3 investment properties valued using a discounted cash flows method, including controls over the Company’s methods, significant assumptions used and data. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of values for all significant assumptions and comparison of management’s estimate to the independently developed ranges. Developing the independent estimate involved testing the completeness and accuracy of data provided by management and evaluating management’s assumptions related to future behavior of certain macroeconomic variables, such as inflation, exchange rates and gross domestic product, and independently developing the discount rate assumption.

/s/ PRICE WATERHOUSE & Co. S.R.L

                                                           (Partner)

/s/ Walter Rafael Zablocky

Buenos Aires, Argentina

October 28, 2021

We have served as the Company’s auditor since 1995.

 Glossary of terms

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Consolidated Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BYMA	Buenos Aires Stock Exchange
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You
BNSA	Boulevard Norte S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
IFRIC	International Financial Reporting Standards Interpretation Committee
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIL	Dolphin IL Investment Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
ECLSA	E-Commerce Latina S.A.
USA	United States of America
Efanur	Efanur S.A.
EHSA	Entertainment Holdings S.A.
Electra	Electra Consumer Products Ltd.
ENUSA	Entretenimiento Universal S.A.
ERSA	Emprendimiento Recoleta S.A.
Financial Statements	Consolidated Financial Statements as of June 30, 2021
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
GCBA	Autonomous City of Buenos Aires Government
Golan	Golan Telecom Ltd.
HASAU	Hoteles Argentinos S.A.U.
IASB	International Accounting Standards Board
IDBT	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IDBG	IDB Group Investment Inc.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
CPI	Consumer Price Index
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
ISPRO	Ispro The Israeli Properties Rental Corporation Ltd.
Israir	Israir Airlines & Tourism Ltd.
LipStick	LipStick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NASDAQ	National Association of Securities Dealers Automated Quotation
New LipStick	New LipStick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
MPIT	Minimum Presumed Income Tax
NCN	Non-convertible notes
NIS	New Israeli Shekel
NFSA	Nuevas Fronteras S.A.
NARSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
OASA	Ogden Argentina S.A.
Ombú	Ombú Agropecuaria S.A.
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rock Real	Rock Real Estate Partners Limited
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange
Tender offers	Share repurchase commitment
TGLT	TGLT S.A.
Tyrus	Tyrus S.A.
Yuchán	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position

as of June 30, 2021 and 2020

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.21	06.30.20
ASSETS
Non-current assets
Investment properties	9	191,099	345,711
Property, plant and equipment	10	40,115	90,054
Trading properties	11	1,644	7,294
Intangible assets	12	2,990	42,344
Right-of-use assets	13	4,257	32,936
Biological assets	14	3,247	2,642
Investment in associates and joint ventures	8	12,999	112,842
Deferred income tax assets	23	493	1,392
Income tax and MPIT credits		35	94
Restricted assets	16	202	2,908
Trade and other receivables	17	10,715	41,044
Investment in financial assets	16	1,320	5,280
Derivative financial instruments	16	75	246
Total non-current assets		269,191	684,787
Current assets
Trading properties	11	114	3,479
Biological assets	14	6,718	4,165
Inventories	15	10,686	13,623
Restricted assets	16	-	9,326
Income tax and MPIT credits		164	460
Group of assets held for sale	35	-	65,812
Trade and other receivables	17	22,723	65,663
Investment in financial assets	16	1,414	27,324
Financial assets held for sale	16	-	5,072
Derivative financial instruments	16	633	482
Cash and cash equivalents	16	27,529	151,591
Total current assets		69,981	346,997
TOTAL ASSETS		339,172	1,031,784
SHAREHOLDERS’ EQUITY
Shareholders’ equity (according to corresponding statement)		32,446	37,792
Non-controlling interest		73,447	145,683
TOTAL SHAREHOLDERS’ EQUITY		105,893	183,475
LIABILITIES
Non-current liabilities
Borrowings	22	73,233	481,268
Deferred income tax liabilities	23	82,231	74,301
Trade and other payables	20	2,250	4,485
Provisions	21	389	4,643
Employee benefits		-	671
Derivative financial instruments	16	47	112
Lease liabilities		4,567	22,821
Payroll and social security liabilities		135	371
Total non-current liabilities		162,852	588,672
Current liabilities
Trade and other payables	20	19,585	53,806
Borrowings	22	45,435	147,780
Provisions	21	151	3,669
Group of liabilities held for sale	35	-	35,521
Payroll and social security liabilities		1,486	7,037
Income tax and MPIT liabilities		1,096	1,238
Lease liabilities		1,593	8,503
Derivative financial instruments	16	1,081	2,083
Total Current liabilities		70,427	259,637
TOTAL LIABILITIES		233,279	848,309
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		339,172	1,031,784

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain
President

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Income and Other Comprehensive Income

for the fiscal years ended June 30, 2021, 2020 and 2019

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.21	06.30.20	06.30.19
Revenues	25	42,411	51,068	47,529
Costs	26	(33,832)	(33,925)	(26,733)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		14,467	4,128	3,251
Changes in the net realizable value of agricultural products after harvest		(590)	986	(65)
Gross profit		22,456	22,257	23,982
Net (loss)/ gain from fair value adjustment of investment properties	9	(2,246)	51,040	(58,033)
Gain from disposal of farmlands		1,310	1,259	998
General and administrative expenses	27	(5,167)	(5,147)	(6,090)
Selling expenses	27	(4,147)	(4,850)	(3,294)
Other operating results, net	28	(2,282)	2,500	727
Management fees		-	(316)	-
Profit / (loss) from operations		9,924	66,743	(41,710)
Share of (loss)/ profit of associates and joint ventures	8	(4,435)	11,060	(10,778)
Profit / (loss) before financial results and income tax		5,489	77,803	(52,488)
Finance income	29	657	460	312
Finance cost	29	(15,020)	(15,319)	(10,490)
Other financial results	29	19,997	(15,710)	(999)
Inflation adjustment	29	572	(164)	(1,026)
Financial results, net	29	6,206	(30,733)	(12,203)
Profit/ (loss) before income tax		11,695	47,070	(64,691)
Income tax	23	(27,940)	(11,948)	(820)
(Loss) / Profit for the year from continuing operations		(16,245)	35,122	(65,511)
(Loss)/ Profit for the year from discontinued operations	36	(8,257)	(5,080)	4,334
(Loss) / Profit for the year		(24,502)	30,042	(61,177)

Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive (loss)/ income from subsidiaries		(915)	(3,783)	593
Revaluation of fixed assets transferred to investment properties		983	922	1,668
Other comprehensive income/ (loss) for the year from continuing operations		68	(2,861)	2,261
Other comprehensive (loss)/ income for the year from discontinued operations		(11,442)	20,009	(3,469)
Total other comprehensive (loss)/ income for the year		(11,374)	17,148	(1,208)
Total comprehensive (loss)/ income for the year		(35,876)	47,190	(62,385)
Total comprehensive (loss)/ income from continuing operations		(16,177)	32,261	(63,250)
Total comprehensive (loss)/ income from discontinued operations		(19,699)	14,929	865
Total comprehensive (loss)/ income from the year		(35,876)	47,190	(62,385)
(Loss)/ profit for the year attributable to:
Equity holders of the parent		(12,569)	5,901	(40,248)
Non-controlling interest		(11,933)	24,141	(20,929)
(Loss)/ profit from continuing operations attributable to:
Equity holders of the parent		(7,679)	11,345	(19,631)
Non-controlling interest		(8,566)	23,777	(45,880)
Total comprehensive (loss)/ income attributable to:
Equity holders of the parent		(15,912)	3,636	(40,672)
Non-controlling interest		(19,964)	43,554	(21,713)
(Loss)/ profit for the year per share attributable to equity holders of the parent:
Basic		(23.84)	11.19	(76.33)
Diluted		(23.84)	10.88	(76.33)
(Loss)/ profit per share from continuing operations attributable to equity holders of the parent:
Basic		(14.56)	21.52	(37.23)
Diluted		(14.56)	20.91	(37.23)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain
President

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2021, 2020 and 2019

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (iii)	Other reserves (iv)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2020	499	3	14,951	-	15,909	135	560	1,157	1,515	3,063	37,792	145,683	183,475
Loss for the year	-	-	-	-	-	-	-	-	-	(12,569)	(12,569)	(11,933)	(24,502)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(3,343)	-	(3,343)	(8,031)	(11,374)
Total comprehensive loss for the year	-	-	-	-	-	-	-	-	(3,343)	(12,569)	(15,912)	(19,964)	(35,876)
As resolved by Ordinary and Extraordinary Shareholders’ Meeting held on October 26, 2020
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	159	-	-	(159)	-	-	-
Share capital increase (ii)	90	-	9	1,473	3,070	-	-	-	-	-	4,642	11,507	16,149
Changes in non-controlling interest	-	-	-	-	-	-	-	-	416	-	416	717	1,133
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(3,670)	(3,670)
Other changes in shareholders’ equity	-	-	-	-	-	-	-	-	5,508	-	5,508	1,537	7,045
Integration of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	131	131
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	25	25
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	-	(62,519)	(62,519)
Balance as of June 30, 2021	589	3	14,960	1,473	18,979	135	719	1,157	4,096	(9,665)	32,446	73,447	105,893

(i)	Includes ARS 2 and ARS 2 of inflation adjustment of Treasury shares as of June 30, 2021 and 2020, respectively.
(ii)	See Note 19.
(iii)	Related to CNV General Resolution N° 609/12. See Note 19.
(iv)	Group’s other reserves for the year ended June 30, 2021 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2020	(225)	(4,946)	1,935	4,484	741	(707)	102	131	1,515
Other comprehensive income/ (loss) for the year	-	-	240	(3,570)	-	(13)	-	-	(3,343)
Total comprehensive income/ (loss) for the year	-	-	240	(3,570)	-	(13)	-	-	(3,343)
As resolved by Ordinary and Extraordinary Shareholders’ Meeting held on October 26, 2020
Changes in non-controlling interest	-	416	-	-	-	-	-	-	416
Other changes in shareholders’ equity	-	(43)	-	5,027	-	596	(72)	-	5,508
Balance as of June 30, 2021	(225)	(4,573)	2,175	5,941	741	(124)	30	131	4,096

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain
President

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2021, 2020 and 2019

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2019	486	16	14,951	15,909	137	560	7,779	54,716	(58,440)	36,114	154,945	191,059
Adjustments previous years (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(1,223)	(1,223)	(2,030)	(3,253)
Adjusted balance as of June 30, 2019	486	16	14,951	15,909	137	560	7,779	54,716	(59,663)	34,891	152,915	187,806
Profit for the year	-	-	-	-	-	-	-	-	5,901	5,901	24,141	30,042
Other comprehensive (loss)/ income for the year	-	-	-	-	-	-	-	(2,265)	-	(2,265)	19,413	17,148
Total comprehensive (loss) / profit for the year	-	-	-	-	-	-	-	(2,265)	5,901	3,636	43,554	47,190
As resolved by Ordinary and Extraordinary Shareholders’ Meeting held on October 30, 2019
Distribution of treasury shares	13	(13)	-	-	-	-	-	2,271	(2,271)	-	-	-
Reserve for share-based payments	-	-	-	-	(2)	-	-	(5)	-	(7)	(12)	(19)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	11,178	11,178
Changes in non-controlling interest	-	-	-	-	-	-	-	(636)	-	(636)	7,233	6,597
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(4,511)	(4,511)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(65,038)	(65,038)
Other changes in equity	-	-	-	-	-	-	-	-	(92)	(92)	317	225
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	47	47
Loss absorbtion	-	-	-	-	-	-	(6,622)	(52,566)	59,188	-	-	-
Balance as of June 30, 2020	499	3	14,951	15,909	135	560	1,157	1,515	3,063	37,792	145,683	183,475

(i)	Includes ARS 2 and ARS 2 of inflation adjustment of Treasury shares as of June 30, 2020 and 2019, respectively.
(ii)	Related to CNV General Resolution N° 609/12. See Note 19.
(iii)	Group’s other reserves for the year ended June 30, 2020 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Adjusted balance as of June 30, 2019	(2,499)	(4,170)	1,442	6,833	725	52,566	(327)	15	131	54,716
Other comprehensive income/ (loss) for the year	-	-	493	(2,349)	-	-	(409)	-	-	(2,265)
Total comprehensive income/ (loss) for the year	-	-	493	(2,349)	-	-	(409)	-	-	(2,265)
As resolved by Ordinary and Extraordinary Shareholders’ Meeting held on October 30, 2019
Distribution of treasury shares	2,271	-	-	-	-	-	-	-	-	2,271
Reserve for share-based payments	3	-	-	-	(8)	-	-	-	-	(5)
Changes in non-controlling interest	-	(636)	-	-	-	-	-	-	-	(636)
Loss absorption	-	-	-	-	-	(52,566)	-	-	-	(52,566)
Changes in non-controlling interest	-	(140)	-	-	24	-	29	87	-	-
Balance as of June 30, 2020	(225)	(4,946)	1,935	4,484	741	-	(707)	102	131	1,515

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain
President

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2021, 2020 and 2019

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2018	482	20	14,951	15,909	137	560	7,779	9,202	30,926	79,966	185,073	265,039
Adjustments previous years (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(304)	(304)	(203)	(507)
Restated balance as of June 30, 2018	482	20	14,951	15,909	137	560	7,779	9,202	30,622	79,662	184,870	264,532
Loss for the year	-	-	-	-	-	-	-	-	(40,248)	(40,248)	(20,929)	(61,177)
Other comprehensive loss for the year	-	-	-	-	-	-	-	(424)	-	(424)	(784)	(1,208)
Total comprehensive loss for the year	-	-	-	-	-	-	-	(424)	(40,248)	(40,672)	(21,713)	(62,385)
As resolved by Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2018
- Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	-	48,861	(48,861)	-	-	-
Purchase own shares in portfolio	(17)	17	-	-	-	-	-	(1,844)	-	(1,844)	-	(1,844)
Distribution of dividends in shares	21	(21)	-	-	-	-	-	-	-	-	(804)	(804)
Reserve for share-based payments	-	-	-	-	-	-	-	24	-	24	120	144
Changes in non-controlling interest	-	-	-	-	-	-	-	(1,056)	-	(1,056)	(1,164)	(2,220)
Reversal by sale of investment properties	-	-	-	-	-	-	-	(47)	47	-	-	-
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(6,377)	(6,377)
Irrevocable contributions	-	-	-	-	-	-	-	-	-	-	13	13
Balance as of June 30, 2019	486	16	14,951	15,909	137	560	7,779	54,716	(58,440)	36,114	154,945	191,059

(i)	Includes ARS 2 and ARS 2 of inflation adjustment of Treasury shares as of June 30, 2019 and 2018, respectively.
(ii)	Related to CNV General Resolution N° 609/12. See Note 19.
(iii)	Group’s other reserves for the year ended June 30, 2019 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2018	(2,879)	(3,114)	295	8,200	701	5,929	(76)	15	131	9,202
Other comprehensive (loss) / income for the year	-	-	1,194	(1,367)	-	-	(251)	-	-	(424)
Total comprehensive (loss)/ income for the year	-	-	1,194	(1,367)	-	-	(251)	-	-	(424)
As resolved by Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2018
- Assignment of results - Shareholders’ meeting	-	-	-	-	-	48,861	-	-	-	48,861
Purchase own shares in portfolio	(1,844)	-	-	-	-	-	-	-	-	(1,844)
Distribution of dividends in shares	2,224	-	-	-	-	(2,224)	-	-	-	-
Reserve for share-based payments	-	-	-	-	24	-	-	-	-	24
Changes in non-controlling interest	-	(1,056)	-	-	-	-	-	-	-	(1,056)
Reversal by sale of investment properties	-	-	(47)	-	-	-	-	-	-	(47)
Balance as of June 30, 2019	(2,499)	(4,170)	1,442	6,833	725	52,566	(327)	15	131	54,716

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain
President

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Cash Flows

for the fiscal years ended June 30, 2021, 2020 and 2019

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.21	06.30.20	06.30.19
Operating activities:
Net cash generated from operating activities before income tax paid	17	5,887	18,307	6,895
Income tax paid		(42)	(455)	(505)
Net cash generated from continuing operating activities		5,845	17,852	6,390
Net cash generated from discontinued operating activities		3,041	35,820	31,978
Net cash generated from operating activities		8,886	53,672	38,368
Investing activities:
Proceeds from decrease of participation in associates and joint ventures		-	-	9
Proceeds from sales of participation in associates and joint ventures		342	-	-
Capital contributions to associates and joint ventures		(42)	(2,860)	(47)
Payment for non-controlling interest acquisition		-	-	(132)
Acquisition and improvement of investment properties		(999)	(5,523)	(6,425)
Proceeds from sales of investment properties		18,536	586	8,442
Acquisitions and improvements of property, plant and equipment		(2,022)	(2,106)	(2,700)
Advance payments		(68)	(119)	(13)
Acquisition of intangible assets		(85)	(106)	(315)
Proceeds from sales of property, plant and equipment		877	17	23
Net increase of restricted deposits		-	(314)	(2,850)
Dividends collected from associates and joint ventures		-	404	738
Proceeds from loans granted		9	-	311
Acquisitions of investments in financial assets		(16,758)	(20,922)	(59,620)
Proceeds from disposal of investments in financial assets		31,923	27,975	66,327
Interest collected from financial assets		673	(59)	(1,819)
Dividends paid from financial assets		-	(18)	45
Dividends collected from financial assets		440	-	-
Loans granted to related parties		(217)	(248)	(9)
Proceeds from loans granted to related parties		58	2,704	-
Cash incorporated by business combination, net of cash paid		(3,163)	24	-
Decrease in securities		51	-	2,859
Proceeds from sales of farmlands		-	-	310
Net cash generated from/ (used in) continuing investing activities		29,555	(565)	5,134
Net cash generated from discontinued investing activities		44,102	61,112	10,715
Net cash generated from investing activities		73,657	60,547	15,849
Financing activities:
Borrowings and issuance of non-convertible notes		57,084	58,472	20,770
Payment of borrowings and non-convertible notes		(93,577)	(46,291)	(13,990)
Obtaining/ (payment) of short term loans, net		8,160	(4,461)	3,377
Interest paid		(20,539)	(12,236)	(9,496)
Repurchase of treasury shares		-	-	(1,844)
Repurchase of non-convertible notes		(6,696)	(3,911)	(3,678)
Sales of non-convertible notes in portfolio		7,058	-	-
Capital contributions from non-controlling interest in subsidiaries		638	-	-
Acquisition of non-controlling interest in subsidiaries		(75)	(904)	(1,476)
Charge for issuance of shares and other equity instruments		12,635	-	-
Lease liabilities paid		(41)	-	-
Dividends paid		(711)	(1,556)	-
Dividends paid to non-controlling interest in subsidiaries		(2,587)	(333)	(1,000)
(Payments)/ Proceeds from derivative financial instruments		(520)	7,426	(1,097)
Share capital increase in subsidiaries		3,105	-	-
Payment of seller financing		-	-	(6)
Net cash used in continuing financing activities		(36,066)	(3,794)	(8,440)
Net cash used in discontinued financing activities		(18,099)	(105,288)	(30,214)
Net cash used in financing activities		(54,165)	(109,082)	(38,654)
Net (decrease)/ increase in cash and cash equivalents from continuing activities		(666)	13,493	3,084
Net increase/ (decrease) in cash and cash equivalents from discontinued activities		29,044	(8,356)	12,479
Net increase in cash and cash equivalents		28,378	5,137	15,563
Cash and cash equivalents at beginning of the year	16	151,591	134,135	129,079
Cash and cash equivalents reclassified to held for sale		(191)	(675)	(363)
Foreign exchange (loss)/ gain on cash and changes in fair value of cash equivalents		(6,910)	12,994	(10,144)
Deconsolidation		(145,339)	-	-
Cash and cash equivalents at the end of the year		27,529	151,591	134,135

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain
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

The Board of Directors has approved these Financial Statements for issuance on October 28, 2021.

As of June 30, 2021, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business.

The Group, with the acquisition of IDBD, established two centers of operations for the business of urban properties and investments, Argentina and Israel, to manage its global businesses. With the loss of control of the Israel Operations Center and its deconsolidation as of October 1, 2020, the Group manages its operations in this business, through a single operations center in Argentina.

Business developed through several operating companies and the main ones are listed below (Note 7):

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

Cresud’s shares are listed on the BYMA (BYMA: CRES) and the NASDAQ (NASDAQ: CRESY). The shares of our subsidiary Brasilagro are listed and traded on both the Novo Mercado del BOVESPA (SAO: AGRO3) and the NYSE (NYSE: LND).

Urban Properties and Investments Business

Operations Center in Argentina

The activities of the Operations Center in Argentina are mainly developed through IRSA and its principal subsidiary, IRSA CP. Through IRSA and IRSA CP, the Group owns, manages and develops 14 shopping malls across Argentina, a portfolio of offices and other rental properties in the Autonomous City of Buenos Aires, and it entered the United States of America (“USA”) real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Consolidated Financial Statements to denote investment, development and/or trading properties activities. IRSA CP’s shares are listed and traded on both the BYMA (BYMA: IRCP) and the NASDAQ (NASDAQ: IRCP). IRSA’s shares are listed on the BYMA (BYMA: IRSA) and the NYSE (NYSE: IRSA).

The activities of the Group’s “Others” segment is carried out mainly through BHSA, where IRSA holds, directly or indirectly, a 29.91% interest. BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the BYMA (BYMA: BHIP).

Operations Center in Israel

As indicated in Note 1. to the consolidated financial statements as of June 30, 2020, on September 25, 2020, the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares and the appointment of a custodian over the shares of DIC and Clal. Following this decision, the IDBD Board of Directors was removed from its functions, so the Group lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center has been reclassified to discontinued operations for all the years presented.

2. Summary of significant accounting policies

2.1. Basis of preparation of the Consolidated Financial Statement

(a) Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB and interpretations issued by the IFRIC. All IFRS applicable as of the date of these Consolidated Financial Statements have been applied.

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these financial statements have been reported in terms of the measuring unit current as of June 30, 2021 accordingly to IAS 29.

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

In relation to the inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The tables below show the evolution of these indices in the last two fiscal years and as of June 30, 2021 according to official statistics (INDEC) following the guidelines described in Resolution 539/18:

Price variation	June 30, 2019	June 30, 2020	June 30, 2021	Cumulative as of June 30,2021 (3 years)
Annual	56%	43%	50%	234%

As a consequence of the aforementioned, these financial statements as of June 30, 2021 were restated in accordance with IAS 29.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘ARS’, are millions of Argentine Pesos, references to ‘USD’ or ‘US Dollars’ are millions of US Dollars, and references to “NIS” are millions of New Israeli Shekel.

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

Standards and amendments adopted by the Group

Standards and amendments	Description	Date of application by the Group
Covid-19-related Rent Concessions - Amendments to IFRS 16.

As a result of the COVID-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted.

Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

06-30-2021

The adoption of this amendment has not had a material impact for the Group.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Standards and amendments not yet adopted by the Group

Standards and amendment	Description	Date of mandatory adoption for the Group in the year ended on
Accounting Policy Disclosures - Amendment to IAS 1 and Practical Statement 2

The IASB amended IAS 1 to require entities to disclose their material accounting policies rather than their significant accounting policies. The amendments define what it implies and how to identify material accounting policy information. They also clarify that it is not necessary to disclose immaterial accounting policy. If it is disclosed should not overshadow material accounting information. To support this amendment, the IASB also amended IFRS Practical Statement 2 on “Making materiality related judgments” to advise on how to apply the concept of materiality to disclosure of accounting policies.

01-01-2023
Definition of accounting estimates - Amendments to IAS 8.

The amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” clarifies how entities should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current exercise.

01-01-2023
Amendment to IAS 1.

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g., the receipt of a waver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability.

The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

They must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

06-30-2023
Amendment to IAS 37.

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

06-30-2023
Property, plant and equipment: Proceeds before intended use - Amendments to IAS 16.

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

06-30-2023
Reference to the Conceptual Framework - Amendments to IFRS 3

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

06-30-2023
Annual Improvements to IFRS 2018-2020

The following improvements were finalized in May 2020:

• IFRS 9 Financial Instruments: clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

• IFRS 16 Leases - amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

• IFRS 1 First-time Adoption of International Financial Reporting Standards - allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

• IAS 41 Agriculture - removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

06-30-2023
Deferred tax - Amendments to IAS 12.

The IASB issued amendments to IAS 12 that clarifies how companies account for deferred tax related to assets and liabilities that arise from a single transaction. The effects of these amendments essentially mean that the initial recognition exception is not available for transactions that involve the recognition of both an asset and a liability, such as leases and decommissioning obligations.

06-30-2024

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Management is studying the impact that these new regulations and modifications will have for the Group.

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

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the Statement of Income as “Bargain purchase gains”.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group conducts its business through several operating and investment companies, the principal are listed below:

Agricultural Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.21	06.30.20	06.30.19
Cresud’s direct equity interest in:
Brasilagro-CompanhIa Brasileira de Propriedades Agrícolas (1) (2)	Brazil	Agricultural	39.44%	33.55%	43.29%
Sociedad Anónima Carnes Pampeanas S.A. (2)	Argentina	Agro-industrial	-	100.00%	100.00%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	50.10%	50.10%	50.10%
Helmir S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
IRSA Inversiones y Representaciones Sociedad Anónima (2)	Argentina	Real estate	62.22%	61.95%	62.35%
Alafox S.A.	Uruguay	Investment	100.00%	-	-
Agropecuaria Santa Cruz S.A.	Uruguay	Investment	-	100.00%	100.00%
Brasilagro’s direct equity interest in:
Araucária Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cajueiro Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Ceibo Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cremaq Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Engenho de Maracajú Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Flamboyant Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	99.99%	99.99%	99.99%
Mogno Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Palmeiras S.A.	Paraguay	Agricultural	99.99%	99.99%	99.99%
Agropecuaria Morotí S.A.	Paraguay	Agricultural	99.99%	99.99%	99.99%
Agrifirma S.A.	Brazil	Agricultural	99.99%	99.99%	-
Agropecuaria Acres del Sud S.A. (2) (4)	Bolivia	Agricultural	99.99%	-	-
Ombú Agropecuaria S.A. (4)	Bolivia	Agricultural	99.99%	-	-
Yatay Agropecuaria S.A. (4)	Bolivia	Agricultural	99.99%	-	-
Yuchán Agropecuaria S.A. (2) (4)	Bolivia	Agricultural	99.99%	-	-
Futuros y Opciones.Com. S.A.’s direct equity interest in:
Amauta Agro S.A. (5)	Argentina	Brokerage	98.57%	98.57%	98.57%
FyO Acopio S.A. (5)	Argentina	Warehousing and brokerage	98.57%	98.57%	98.57%
FyO Chile SPA	Chile	Brokerage	100.00%	100.00%	100.00%
Agropecuaria Santa Cruz S.A.’s direct equity interest in:
Agropecuaria Acres del Sud S.A. (2)(4)	Bolivia	Agricultural	-	100.00%	100.00%
Ombú Agropecuaria S.A. (4)	Bolivia	Agricultural	-	100.00%	100.00%
Yatay Agropecuaria S.A. (4)	Bolivia	Agricultural	-	100.00%	100.00%
Yuchán Agropecuaria S.A. (2) (4)	Bolivia	Agricultural	-	100.00%	100.00%
Sedelor S.A. (3)	Uruguay	Investment	-	100.00%	100.00%
Codalis S.A. (3)	Uruguay	Investment	-	100.00%	100.00%
Alafox S.A.	Uruguay	Investment	-	100.00%	100.00%

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

(2)	Includes interest indirectly held through Helmir.
(3)	Liquidation companies during the current fiscal year.
(4)	See Note 4 for the sale of companies to BrasilAgro.
(5)	Includes direct participation of Cresud.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban Properties and Investments Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.21	06.30.20	06.30.19
IRSA’s direct equity interest:
IRSA CP (1)	Argentina	Real estate	79.92%	80.65%	83.80%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
UT IRSA y Galerías Pacífico S.A. (2)	Argentina	Investment	50.00%	50.00%	50.00%
IRSA CP’s direct equity interest in:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (3)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%	100.00%	100.00%
We Are APPA S.A. (ex Pareto S.A.)	Argentina	Design and software development	93.63%	69.69%	69.69%
La Malteria	Argentina	Real estate	-	-	100.00%
Tyrus S.A.’s direct equity interest in:
DFL and DN BV	Bermudas/ Netherlands	Investment	99.50%	97.04%	96.46%
IRSA International LLC	United States	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A. (7)	Uruguay	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group V LP (REIG V)	Bermudas	Investment	-	-	100.00%
Real Estate Strategies LLC	United States	Investment	100.00%	100.00%	100.00%
Efanur S.A.’s direct equity interest in:
Real Estate Investment Group VII LP (REIG VII)	Bermudas	Investment	100.00%	100.00%	100.00%
DFL’s direct equity interest in:
IDB Development Corporation Ltd.	Israel	Investment	-	100.00%	100.00%
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%
DIL’s direct equity interest in:
Discount Investment Corporation Ltd. (4)	Israel	Investment	-	83.72%	83.77%
IDBD’s direct equity interest in:
IDB Tourism (2009) Ltd.	Israel	Tourism services	-	100.00%	100.00%
IDB Group Investment Inc	Israel	Investment	-	100.00%	100.00%
DIC’s direct equity interest in:
Property & Building Corporation Ltd.	Israel	Real estate	-	72.40%	68.80%
Cellcom Israel Ltd. (5)	Israel	Telecommunications	-	46.20%	-
Elron Electronic Industries Ltd.	Israel	Investment	-	61.06%	44.10%
Bartan Holdings and Investments Ltd.	Israel	Investment	-	55.68%	61.06%
Epsilon Investment House Ltd.	Israel	Investment	-	68.75%	55.68%
Mehadrin Ltd.	Israel	Agricultural	-	43.75%	68.75%
PBC’s direct equity interest in:
Gav-Yam Bayside Land Corporation Ltd. (6)	Israel	Real estate	-	-	51.70%
Ispro The Israeli Properties Rental Corporation Ltd.	Israel	Real estate	-	100.00%	100.00%
Matam - Scientific Industries Center Haifa Ltd.	Israel	Real estate	-	50.10%	50.10%
Hadarim Properties Ltd.	Israel	Real estate	-	100.00%	100.00%
Property & Building (Commercial Centers) Ltd.	Israel	Real estate	-	100.00%	100.00%
PBC USA Investments Inc	United States	Real estate	-	100.00%	100.00%

(1)	Includes interest held through E-Commerce Latina S.A. and Tyrus S.A.
(2)

The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.

(3)	Includes interest held through Ritelco S.A. and Torodur S.A.
(4)	Includes Tyrus’ equity interest.
(5)	Control was lost in September 2020 (See Note 4).
(6)	Control was lost in September 2018.
(7)	Includes Tyrus’ and IRSA S.A.’s equity interests.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Except for the aforementioned items, the percentage of votes does not differ from the stake.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant.

(b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions - i.e., as transactions with the owners in their capacity as owners. The recorded value corresponds to the difference between the fair value of the consideration paid and/or received and the relevant share acquired and/or transferred of the carrying value of the net assets of the subsidiary.

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

As of each year-end or upon the existence of evidence of impairment, a determination is made, as to whether there is any objective indication of impairment in the value of the investments in associates. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the Associates and its carrying value and recognizes the amount adjacent to “Share of profit / (loss) of associates and joint ventures “ in the Statement of Income and Other Comprehensive Income.

Profit and losses resulting from transactions between the Group and the associate are recognized in the Group’s financial statements only to the extent of the interests in the associates of the unrelated investor. Unrealized losses are eliminated unless the transaction reflects signs of impairment of the value of the asset transferred. The accounting policies of associates are modified to ensure uniformity within Group policies.

Note 8 includes summary financial information and other information of the Group’s associates.

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

The Group determines at each reporting date whether there is any objective evidence that the investment in joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes such difference in “Share of profit / (loss) of associates and joint ventures” in the Statements of Income and Other Comprehensive Income.

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

(ii)

income and expenses for each Statement of Comprehensive Income and Other Comprehensive Income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized in the Statement of Comprehensive Income and Other Comprehensive Income.

The accounting policy of the Group consists in accounting for the translation difference of its subsidiaries by the “step-by-step” method according to IAS 21.

2.6 Investment properties

Investment properties are those properties owned by the Group that are held either to earn long-term rental income or for capital appreciation and that are not occupied by the Group for its own operations. Properties occupied by associates or joint ventures are accounted for as investment properties in these Consolidated Financial Statements.

Investment properties also include properties that are being constructed or developed for future use as investment property. The Group also classifies land whose future use has not been determined yet as investment property.

Additionally, the Group recognizes economically “buildable potentials” in those properties that meet the following requirements: a) have buildable potential that are legally viable based on the application of approved Planning Codes and / or specific Ordinances. and b) have a commercial viability either due to their realization market or their constructive feasibility (see Note 9). If due to regulatory or legal regulations and commercial and/or economic aspects, the buildable potential can only be made by the Group and it has not been built yet, the asset value is not recognized.

When a property is partially owner-occupied, with the rest being held for rental income or capital appreciation, the Group accounts for the portions separately. The portion that is owner-occupied is accounted for as property, plant and equipment under IAS 16 “Property, Plant and Equipment” and the portion that is held for rental income or capital appreciation, or both, is treated as investment property under IAS 40 “Investment Property”.

The Group’s investment properties primarily comprise the Group’s portfolio of shopping malls and offices, certain property under development and other undeveloped land.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

After initial recognition, investment properties are carried at fair value. Investment properties that are being redeveloped for continuing use as investment properties or for which the market has become less active, continues to be measured at fair value. Investment properties under construction are measured at fair value if the fair value is considered to be reliably determinable. Investment properties under construction for which the fair value cannot be determined reliably, but for which the Group expects that the fair value of the property will be reliably determinable when construction is completed, are measured at cost less impairment until the fair value becomes reliably determinable or construction is completed, whichever is earlier.

Fair values are determined differently depending on the type of property being measured.

Generally, fair value of office buildings and land reserves is based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset (Level 2).

The fair value of the Group’s portfolio of Shopping Malls is based on discounted cash flow projections. This method of valuation is commonly used in the shopping mall industry in the region where the Group conducts its operations (Level 3).

As required by Resolution 576/10 of the CNV, valuations are performed as of the financial position date by accredited professional appraisers who have recognized and relevant professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the consolidated Financial Statements. The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

Subsequent expenditure is capitalized to the asset’s carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognized.

Changes in fair values are recognized in the Consolidated Statements of Comprehensive Income and Other Comprehensive Income under the line item “Net gain / (loss) from fair value adjustments of investment properties”.

Asset transfers, whether they are assets classified as investment properties that are transferred to other items or vice versa, can only be made when there is a change in their use, which is evidenced by: a) if an investment property it becomes occupied by the Group, it is reclassified as property, plant and equipment at the beginning of said occupation; b) when an investment property changes its use, and this is evidenced by a development process to prepare it for sale, the property is transferred to properties for sale; c) if the Group’s occupation of a property ends, it is reclassified from property, plant and equipment to properties for sale; or d) the commencement of operating lease operations with a third party, whereby the properties for sale are transferred to investment properties. The transfer of investment properties to other items is carried out at the fair value of the asset on the date of change of use and said fair value is the cost of the property for the purposes of subsequent accounting according to the applicable standard. If an owner-occupied property is converted to investment property, the Group values the property at the corresponding carrying amount prior to transfer and classifies it as investment property at fair value on the date of change of use. The Group will treat any difference, as of that date, between the determined carrying amount of the property and the fair value, in the same way in which it would record a revaluation applying IAS 16. A transfer from inventories to Investment properties, will be accounted by recognizing the result between its previous book value and its fair value and any difference between the fair value of the property at that date and its previous carrying amount will be recognized in the result of the period.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group may sell an investment property when it considers it is not core to its ongoing rental business activities. Where the Group disposes of a property at fair value in an arm’s length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the Statements of Comprehensive Income and Other Comprehensive Income in the line “Net (loss) / gain from fair value adjustments of investment properties”.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposal. The disposal of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are recognized when legal title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, the disposal is accounted for where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value.

The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line “other operating results, net” in the Consolidated Statements of Comprehensive Income and Other Comprehensive Income at the time they are incurred.

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

The remaining useful life as of June 30, 2021 is as follows:

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

Gains and losses on disposals are determined by comparing the proceeds, net of direct expenses related to such sales, with the carrying amount. Gains and losses from the disposal of farmlands are disclosed within “Gains from disposal of farmlands” in the Statements of Income. All other gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the Statement of Comprehensive Income and Other Comprehensive Income.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

When assets of property, plant and equipment are transferred to investment property, the difference between the value at cost transferred and the fair value of the investment property is allocated to a reserve within equity.

Group’s sugarcane fields are recognized as bearer plants under the definition included in IAS 41. For this reason, they are accounted as property, plant and equipment and are valued at amortized cost.

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

A Group company is the lessee

The Group has entered into some operating lease agreements, mainly related to agribusiness activities. By virtue of these contracts, the Group leases land open for agricultural exploitation during one or more crop seasons. The lease price is generally set at a fixed amount in dollars or at a certain number of quintals of soybeans (or equivalent measurement unit) during the entire lease term. Lease payments can be made in installments or in advance at the beginning of the lease. The lease costs are recognized in the Statements of Income and Other Comprehensive Income in relation to the degree of ripeness of the harvest since the Group considers that this systematic base is more representative of the time pattern of the leases’ benefits.

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

Goodwill is assigned to the Group’s cash generating units on the basis of operating segments. The recoverable amount of a cash-generating unit is determined based on fair value calculations. These calculations use the price of the CGU assets, they are compared with the book values, plus the goodwill assigned to each cash-generating unit.

No material impairment was recorded as a result of the analysis performed (Note 12).

(b) Computer software

Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of three years Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(c) Branding and client relationship

This relates to the fair value of brands and client relationship arising at the time of the business combination with IDBD. They are subsequently valued at cost, less the accumulated amortization or impairment. Client relationship have an average twelve-year useful life, while one of the brands have an indefinite useful life and the other ten-year useful life.

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

Supplies used in the Group’s agricultural activities comprise fertilizers, agrochemicals, vaccines, seeds, feed for livestock and other items, while the harvested agricultural produce comprise harvested grains and cropped sugar cane.

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

2.12 Biological assets and agriculture produce at the point of harvest

Biological assets comprise unharvested crops (mainly corn, wheat, soybeans and sunflower), sugarcane, livestock (breeding and dairy cattle and cattle held for sale) and other less significant biological assets such as sheep and tree plantations.

The Group distinguishes between consumable and bearer biological assets. Consumable biological assets are those assets that may be harvested as agricultural produce or sold as biological assets, for example livestock held for sale. Bearer biological assets are those assets capable of producing more than one harvest, for example sugarcane, dairy cattle and breeding cattle. Consumable biological assets are generally classified as current while bearer biological assets are generally classified as non-current.

Expenses relating to the agricultural activity include items such as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group elected to capitalize all costs as part of the biological assets.

The line item “Cost of sales of biological assets and agricultural produce” within “Costs” in the Statements of Income and Other Comprehensive Income represents the recognition as an expense of agricultural produce held in inventory, valued at either cost or net realizable value, as applicable, or biological assets valued at fair value less costs to sell.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

If either of the two criteria mentioned in the previous paragraph is not met, the debt instrument is classified at fair value through profit or loss. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the Statement of Income and Other Comprehensive Income.

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

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or loss are expensed in the Statement of Income and Other Comprehensive Income.

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

The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of a separate account, and the amount of the loss is recognized in the Statements of Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the Statements of Income and Other Comprehensive Income.

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

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized in the Statements of Income and Other Comprehensive Income.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

In accordance with IFRS 15, the Group recognizes revenues over time from the sales of real estate developments in which there is no alternative use for the asset and the Group has the right to demand payment of the contract. When these conditions are not met, the income is recognized at the time of delivery or deed, depending on the case, when the risk transfers are completed, the collection is reasonably assured and there is a price already determined.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The Group’s revenue is recognized at the probable value of the consideration to which it will be entitled in exchange for transferring the products or services to the customer which is not expected to suffer significant changes.

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

Urban properties and investments activities

•	Rental and services - Shopping malls portfolio

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

•	Rental and services - Offices and other rental properties

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

•	Revenue from communication services and sale of communication equipment

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

These revenues has been recognized in discontinued operations (see Note 36).

•	Revenue from agricultural products

Revenue from agricultural products is recognized when the product is delivered and at the time all other criteria for revenue recognition have been met.

•	Revenue from supermarkets

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

Revenues from supermarkets have been recognized in discontinued operations (see Note 36).

2.26 Cost of sales

The cost of sales, includes the acquisition costs and the operational and management costs for shopping malls held by the Group as part of its real estate investments. The Group’s cost of sales in relation to the supply of communication services mainly includes the costs to purchase equipment, salaries and related expenses, service costs, royalties, ongoing license dues, interconnection and roaming expenses, cell tower lease costs, depreciation and amortization expenses and maintenance expenses directly related to the services provided, and are classified as discontinued operations.

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

2.29 Comparability of information

The balances as of June 30, 2020 and 2019 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1. Certain figures have been reclassified for the purposes of comparative presentation with those of the current year related to the loss of control of IDBD and the sale of Carnes Pampeanas S.A. (see Notes 1 and 4).

During the years ended June 30, 2021, 2020 and 2019, the Argentine Peso suffered a decrease in its value compared to the US dollar and other currencies close to 26%, 40% and 47%, respectively, which has an impact on the comparability of the figures exposed in the financial statements, mainly due to the exposure to the exchange rate of our Income and costs of “offices” segment, and our assets and liabilities, nominated in foreign currency.

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

Estimation	Main assumptions	Potential implications	Main references
Business combination - Allocation of acquisition prices	Assumptions regarding timing, amount of future revenues and expenses, revenue growth, expected rate of return, economic conditions, and discount rate, among other.	Should the assumptions made be inaccurate, the recognized combination may not be correct.	Note 4 - Acquisitions and dispositions
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

Business continuity of cash-generating units.

Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).

		Should any of the assumptions made be inaccurate; this could lead to differences in the recoverable values of cash-generating units.	Note 10 - Property, plant and equipment Note 12 - Intangible assets
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

		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.3 - Scope of consolidation
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 - Property, plant and equipment Note 12 - Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 10.	Incorrect valuation of investment property values	Note 9 - Investment properties

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Income tax

The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.

Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.

		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 23 - Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.	Note 17 - Trade and other receivables
Level 2 and 3 financial instruments

Main assumptions used by the Group are:

•    Discounted projected income by interest rate

•    Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.

•    Comparable market multiple (EV/GMV ratio).

•    Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).

		Incorrect recognition of a charge to income / (loss).	Note 16 - Financial instruments by category
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group, such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 21 - Provisions
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

		Classification of a debt instrument in a manner whereby it will not reflect the change in the debt terms, which will affect the method of accounting recording.	Note 16 - Financial instruments by category (Financial liabilities)
Biological assets	Main assumptions used in valuation are yields, production costs, selling expenses, forwards of sales prices, discount rates.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 13.	Note 14 - Biological assets

4. Acquisitions and disposals

Agricultural business

Bolivian companies

On December 20, 2020, our subsidiary BrasilAgro and its subsidiaries Agrifirma Agro and Imobiliária Engenho de Maracajú signed a Share Purchase Agreement to acquire 100% of the shares issued by the following companies based in Bolivia: (i) Agropecuaria Acres del Sud SA; (ii) Ombú Agropecuaria S.A .; (iii) Yatay Agropecuaria S.A .; and (iv) Yuchán Agropecuaria S.A., all indirectly controlled by The Company, for an amount of USD 31. This acquisition was approved at a meeting of the BrasilAgro Board of Directors held on December 22, 2020.

The acquisition was subject to compliance with certain precedent conditions, which were fully met on February 4, 2021. Consequently, on February 8, 2021, BrasilAgro made the full payment of the acquisition price for a total of R$ 160 (equivalent to approximately ARS 2,763 at the date of the transaction), after the reporting period a price adjustment of USD 1 was paid

Said transaction has no impact on the Group’s consolidated assets and liabilities. The difference in the ownership interest will be treated as a change in non-controlling interest within the equity.

Sale of Bananal Farm

BrasilAgro concluded the sale of 2,160 hectares (1,714 useful hectares) of Bananal Farm (Magalhães municipality - BA). The farm was included in the Group of assets held for sale due to a disagreement involving the tenant at the time of sale. The previous conditions recognized in the purchase agreement were fully met on July 31, 2020 after receipt of R$ 5.5 (equivalent to ARS 107). The face value of the sale is R$ 28 (equivalent to ARS 498 at the date of the transaction). For this operation, the company did not recognize results since the asset was recorded at its fair value.

Sale of Carnes Pampeanas S.A.

On February 24, 2021, the Company sold 100% of its shares of Sociedad Anónima Carnes Pampeanas S.A., owner of the meat processing plant Carnes Pampeanas in the province of La Pampa, Argentina.

The price of the operation was agreed at USD 10, which has already been paid in full.

The result of the transaction amounted to $ 732.

The results from the meatpacking operations have been reclassified to discontinued operations.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Agrouranga S.A. - Share capital decrease

On April 5, 2021, the Company sold 63,041 shares of Agrouranga S.A. equivalent to 0.87% of the ownership over it. The sale value was set at USD 1 million (equivalent to ARS 59 million). The result generated by the operation was a gain of ARS 55.

Uranga Trading S.A. - - Share capital decrease

On April 5, 2021, the Company sold 15,871 shares of Uranga Trading S.A. equivalent to 0.87% of the ownership over it. The sale value was set at USD 0.01 million (equivalent to ARS 2 million). The result generated by the operation was a loss of ARS 0.01.

Sale of “San Pedro” Farm

The Company has signed a bill of sale with possession of a fraction of 2,440 hectares of its “San Pedro” farm, which includes 1,950 productive hectares of agricultural activity and its historic center. The field is located in the Department of Concepción del Uruguay, Entre Ríos province, and was acquired by CRESUD in 2005. After this operation, a remnant of approximately 3,580 hectares of said establishment remains in the hands of the Company.

The total amount of the operation was set at USD 8.6 million, of which USD 6.5 million have been collected to date. The remaining balance is approximately USD 2.1 million, and USD 0.8 million will be charged at the time of writing the fraction corresponding to the historic center scheduled for July 2021 and in 2 installments of USD 0.7 million in December 2021 and USD 0.6 million in December 2022. The result of the operation amounts to a profit of ARS 326 million.

BrasilAgro Warrants - Option Exercise

On May 14, 2021, the Company exercised all its direct and indirect participation in the BrasilAgro warrants, which were granted to the founding partners at the birth of the company in 2006. The operation was for 181,368 warrants that gave it the right to receive 14,542,083 new ordinary shares. The exercise price of these options was BRL 22.1165 per share, for which the amount invested amounted to BRL 321.6 million (approximately USD 61.9 million).”

Urban properties and investments business

Sale of Boston Tower building

On July 15, 2020, IRSA Propiedades Comerciales S.A. has signed a bill of sale with possession of a medium-height floor of Boston Tower located at 265 Della Paolera in Catalinas District in the Autonomous City of Buenos Aires for a total area of approximately 1,247 square meters and 5 parking spaces located in the building.

The price of the transaction was ARS 666 million.

On August 25, 2020, IRSA Propiedades Comerciales S.A. has sold and transferred 5 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 6,235 square meters and 25 parking spaces located in the building.

The price of the transaction was ARS 3,574 million.

On November 5, 2020, IRSA Propiedades Comerciales S.A. has signed a bill of sale with possession of 4 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,892 square meters and 15 parking spaces located in the building.

The price of the transaction was ARS 2,271 million.

On November 12, 2020, IRSA Propiedades Comerciales S.A. has signed with an unrelated third party a bill of sale with possession of 3 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters and 15 parking spaces located in the building.

The price of the transaction was ARS 1,906 million.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of Bouchard building

On July 30, 2020 IRSA Propiedades Comerciales S.A. has sold the entire “Bouchard 710” building, located in the Plaza Roma district of the Autonomous City of Buenos Aires, to an unrelated third party. The tower consists of 15,014 square meters of gross rental area on 12 office floors and 116 parking spaces.

The price of the transaction was ARS 8,791 million.

Lipstick Building, New York, United+ States

On August 7, 2020, due to Ground Lease Building’s low profitability resulting from the expensive price for rental of the land, we executed an agreement with the owner of the Ground Lease Building through which we terminated our legal relationship and discharged our duties as administrators of the building. Consequently, as of June 30, 2020, we are neither responsible for the Metropolitan’s liabilities associated with the Ground Lease, nor the assets and liabilities associated with the building and its administration. We also made an agreement with the owner of the Ground Lease Building that states that Metropolitan is completely released from responsibilities, except for (i) claims for liabilities prior to June 1, 2020 from people who have performed work or provided services in the Ground Lease Building or to Metropolitan; and (ii) claims from people who have had an accident on the property dated before August 7, 2020. This situation impacted our Consolidated Financial Statements as of June 30,2020.

Condor Merger Agreement

On July 19, 2019, Condor completed a merger agreement with Nextpoint Hospitality Trust (“NHT”). The acquisition’s closing, originally scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor executed an agreement with NHT to resolve each and every claim between them arising from the aforementioned merger agreement. Pursuant to this agreement, Condor collected a compensation which totalled USD 7.0 million.

On June 29, 2021, one of our subsidiaries exercised a put right through which our subsidiary’s Class E preferred shares, in Condor, plus the unpaid accrued dividends as of June 30, 2021, were converted into common shares, which were issued on July 29, 2021.

As of the date of submission of this form, we directly and indirectly own 3,194,214 common shares, which represent 21.7% of the capital stock of Condor. We are currently evaluating different strategic alternatives to create value for our shareholders.

Acquisition of Hudson Property

On December 11, 2020, the purchase bill of the property called Casonas located in Hudson, Berazategui district was signed, paying the remaining balance of 90% for USD 1 million. The initial 10% had been paid in during the year ended June 30, 2018.

See Note 35 for sales after June 30, 2021.

We Are Appa S.A. - Share capital increase

As of June 30, 2020, the Company’s capital stock was represented by 116,500 ordinary shares with a par value of ARS 1 per share and with the right to 1 vote per share.

On April 19, 2021, the Ordinary and Extraordinary General Shareholders’ Meeting decided to capitalize the entire share premium and inflation adjustment of share capital. Additionally, new irrevocable contributions were made which were capitalized in the same date.

The total of ordinary shares totaled 517,722,151, leaving the share capital as follows:

	Number of shares	Share capital
June 30, 2020	116,500	116,500
Capitalization of share premium and inflation adjustment of share capital	137,722,151	137,722,151
Issuance of ordinary shares	380,000,000	380,000,000
June 30, 2021	517,838,651	517,838,651

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Loss of control of IDBD

As described in Note 1. to these financial statements, at the end of September 2020, the Group has lost control of IDBD, deconsolidating the related assets and liabilities and reclassifying the operations from this operations center to discontinued operations.

The following table details the net assets disposed:

09.30.2020
ASSETS
Investment properties	117,547
Property, plant and equipment	47,989
Trading properties	7,690
Intangible assets	36,546
Right-of-use assets	25,853
Investment in associates and joint ventures	48,443
Deferred income tax assets	568
Income tax and MPIT credits	426
Restricted assets	8,400
Trade and other receivables	70,693
Investment in financial assets	31,643
Derivative financial instruments	368
Inventories	4,712
Group of assets held for sale	55,028
Cash and cash equivalents	145,330
TOTAL ASSETS	601,236
Borrowings	425,321
Lease liabilities	23,696
Deferred income tax liabilities	16,261
Trade and other payables	31,785
Income tax and MPIT liabilities	596
Provisions	7,095
Employee benefits	624
Derivative financial instruments	624
Payroll and social security liabilities	4,427
Group of liabilities held for sale	28,805
TOTAL LIABILITIES	539,234
TOTAL NET ASSETS	62,002
Non-controlling interest	(62,519)
Result for loss of control	(517)
Recycling of currency translation adjustment and other reserves	(3,504)
Total result for loss of control (*)	(4,021)

(*) included within discontinued operations.

Manibil Sale

On December 22, 2020, we completed the sale of all our holdings in Manibil S.A., a company engaged in the real estate business. Those holdings amounted 217,332,873 ordinary Class B, nominative not endorsable shares, each entitled to 1 vote and with a par value of ARS 1 per share. The shares totalled the 49% of Manibil S.A.’s capital stock. As consideration for this operation, on February 2021, we acquired the right to receive future 953 square meters units located in different residential developments. This operation represents an ARS 37 million gain, as disclosed on our financial statements within the “Other operating results, net” category.

5. Financial risk management and fair value estimates

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risks), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

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

The analysis of sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated - for example, changes in interest rate and changes in foreign currency rates.

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

The Group’s activities are carried out as follows:

1)

Agricultural business: The commercial and/or agro-industrial activities of the Group’s subsidiaries are primarily developed in Argentina and have as functional currency the Argentine Peso. The agricultural activities of the Group’s subsidiaries are primarily developed in Argentina, Brazil and Bolivia, where the functional currencies are the respective local currencies.

2)

Urban properties and investments business: The real estate, commercial and/or financial activities of the Group’s subsidiaries have the Argentine Peso as functional currency. An important part of the business activities of these subsidiaries is conducted in that currency, thus not exposing the Group to foreign exchange risk. Other Group’s subsidiaries have other functional currencies, principally US Dollar. In the ordinary course of business, the Group, through its subsidiaries, transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US DollARS

An important part of the business activities of these subsidiaries is conducted in above-mentioned local currencies, thus not exposing the Group to foreign exchange risk. Net financial position exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, or other methods, considered adequate by the Management, according to circumstances.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following tables shows the net carrying amounts of the Company’s financial instruments nominated in USD, broken down by the functional currencies in which the Company operates for the years ended June 30, 2021 and 2020. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

1) Agricultural business

	Net monetary position (Liability) / Asset
	06.30.21	06.30.20	06.30.19
Functional currency	USD	USD	USD
Argentine Peso	(69,518)	(47,055)	(38,478)
Brazilian Reais	1,018	270	499
Bolivian Peso	-	(155)	(165)
Total	(68,500)	(46,940)	(38,144)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would result in a lower gain before income tax for the years ended June 30, 2021 and 2020 for an amount of ARS 6,850 and ARS 4,694, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the Statements of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivative instruments, such as future foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2021, the Group has future exchange contracts pending for an amount of ARS 363 (asset) and ARS 44 (liability). As of June 30, 2020, the Group has future exchange contracts pending for an amount of ARS 239 (asset) and ARS 143 (liability).

2) Urban properties and investments business

	Net monetary position (Liability) / Asset
	06.30.21	06.30.20	06.30.19
Functional currency	USD	USD	USD
Argentine Peso	(43,811)	(57,672)	(31,743)
Uruguayan Peso	-	228	(412)
Total	(43,811)	(57,444)	(32,155)

The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the respective functional currencies at year-end for the Operations Center in Argentina would result in a net additional loss before income tax for the years ended June 30, 2021 and 2020 for an amount of ARS 4,381 and ARS 5,744, respectively. A 10% depreciation of the US Dollar against the functional currencies would have an equal and opposite effect on the Statements of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2021 and 2020 the Group has future exchange contracts pending for an amount of USD 18 and USD 95, respectively.

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

The Group’s interest rate risk principally arises from long-term borrowings (Note 22). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate fluctuations that could adversely affect its ability to meet its financial obligations and to comply with its borrowing covenants.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Note 22 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2021 and 2020.

1) Agricultural business

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2021 and 2020 in the amount of ARS 74 and ARS 93, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

2) Urban properties and investments business

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2021 and 2020 in the amount of ARS 2.7 and ARS 46, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2021 and 2020:

	06.30.21
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Forward:
Sales
Corn	135,538	-	220	(63)
Soybeans	236,384	-	724	(977)
Wheat	5,100	-	3	-
Livestock	4,950	-	-	(61)
Cotton	1,650,000	-	14	-
Ethanol	900	-	-	(107)
Purchase
Corn	85,750	-	(64)	-
Soybeans	300	-	(1)	-
Wheat	14,100	-	(24)	-
Options:
Sale put
Corn	2,000	12	-	-
Soybeans	(40,214)	41	(101)	(143)
Wheat	-	6	-	-
Purchase put
Corn	2,000	(2)	(5)	-
Soybeans	400	(8)	-	-
Wheat	-	(7)	-	-
Sale call
Corn	8,600	83	8	45
Soybeans	45,081	41	-	-
Wheat	4,000	6	-	-
Purchase call
Wheat	5,080	(77)	47	(82)
Soybeans	20,465	(188)	17	914
Wheat	1,500,000	(25)	34	-
Total	3,680,434	(118)	872	(474)

	06.30.20
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Forward:
Sales
Corn	152,531	-	(35)	11
Soybeans	86,421	-	(35)	341
Wheat	18,500	-	5	-
Livestock	54,450	-	-	(29)
Cotton	893	-	20	-
Ethanol	600	-	-	(12)
Purchase
Corn	46,480	-	12	-
Soybeans	16,665	-	8	-
Wheat	17,700	-	2	-
Options:
Sale put
Corn	40,265	-	(35)	(36)
Soybeans	35,572	-	(8)	71
Wheat	-	-	-	-
Cotton	625	-	(8)	-
Livestock	-	-	-	(2)
Purchase put
Corn	-	-	(11)	-
Soybeans	1,000	-	(8)	-
Sale call
Corn	89,700	(8)	47	-
Soybeans	4,500	(26)	42	-
Wheat	8,000	-	5	-
Purchase call
Corn	-	8	(8)	-
Soybeans	-	14	(6)	-
Total	573,902	(12)	(13)	344

Derivatives margins amount to ARS 340 and ARS 293 as of June 30, 2021 and 2020, respectively.

Gains and losses on commodity-based derivative instruments were ARS 474 (loss) and ARS 344 (gain) for the years ended June 30, 2021 and 2020, respectively. These gains and losses are included in “Other operating results, net” in the Statements of Income and Other Comprehensive Income.

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

As of June 30, 2021 and 2020 the total value of Group’s investments in shares and derivative financial instruments of public companies amounts to ARS 2,734 and ARS 29,116, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2021 and 2020 of ARS 273 and ARS 2,912, respectively.

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

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feedlot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and, other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 16.4% and 9% of the Group’s total trade receivables as of June 30, 2021 and 2020, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil, Bolivia and Paraguay. However, Argentina and Brazil together concentrate more than 88% and 96% of the Group’s grain production for the years ended June 30, 2021 and 2020, respectively. For the years ended June 30, 2021 and 2020, the grain production in Bolivia has not been significant representing only 2% and 3% of the total Group’s crop sales, respectively. Each country has its own established market for the respective grain production. Generally, the entire country’s grain production is sold in the domestic market to well-known multinational exporters such as Molinos, Cargill or Bunge, and/or local exporters. Prices for grains are also generally based on the market prices quoted in the domestic markets, which normally take as reference the prices in international grain exchanges such as the Chicago Board of Trade.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

For the years ended June 30, 2021 and 2020, 35% and 47% of sales of crops in Argentina and Brazil were sold to well-known exporters. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

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

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates the 100% of the Group’s total sugarcane production as of June 30, 2021 and 2020, respectively. Currently, the group has two supply agreements of sugarcane. One of them is with Brenco Companhia Brasileira de Energía Renovable (ETH) and the other one Aparecería IV with Agroserra - Agro Pecuária e Industria, in the municipality of São Raimundo das Mangabeiras. Sales to ETH amounted to ARS 1,693 and ARS 1,983 and from Agroserra amounted to ARS 3,358 and ARS 2,639 during fiscal years ended June 30, 2021 and 2020, respectively. Thus, total sales amounted to ARS 5,051 and ARS 4,622 in fiscal year ended June 30, 2021 and 2020, representing 17% and 15% of consolidated agricultural business revenues of the Group of each fiscal year. Although sales are agreed, the Group do not believe that there is a significant collection risk as of the date of year fiscal year, considering the rating of ETH and Agroserra.

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

1) Urban properties and investments business

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 96.4% and 94.2% of the Group’s total trade receivables of the operations Group as of June 30, 2021 and 2020, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties (see details on Note 17).

On the other hand, property receivables related to the sale of trading properties represent 3.6% and 5.8% of the Group’s total trade receivables as of June 30, 2021 and 2020, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Each business monitors its current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

1) Agricultural business

	06.30.21
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	13,706	863	-	-	-	14,569
Borrowings	30,866	18,138	7,447	1,646	1,646	59,743
Finance lease obligations	1,636	3,713	56	-	-	5,405
Derivative financial instruments	937	38	-	-	-	975
Total	47,145	22,752	7,503	1,646	1,646	80,692

	06.30.20
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	9,482	185	282	81	152	10,182
Borrowings	32,485	22,446	13,580	445	434	69,390
Finance lease obligations	1,187	774	503	406	1,613	4,483
Derivative financial instruments	365	29	-	-	-	394
Total	43,519	23,434	14,365	932	2,199	84,449

2) Urban properties and investments business

	06.30.21
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	2,748	104	1	-	-	2,853
Borrowings	14,548	38,351	5,695	211	188	58,993
Finance lease obligations	57	51	80	90	1,767	2,045
Derivative financial instruments	49	9	-	-	-	58
Total	17,402	38,515	5,776	301	1,955	63,949

	06.30.20
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	2,322	234	104	329	2	2,991
Borrowings	57,680	4,931	40,975	98	324	104,008
Finance lease obligations	80	74	77	81	1,939	2,251
Derivative financial instruments	125	42	9	-	-	176
Total	60,207	5,281	41,165	508	2,265	109,426

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

See Note 22 for a description of the commitments and restrictions related to loans and the ongoing renegotiations.

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

1) Agricultural business

	06.30.21	06.30.20
Gearing ratio (i)	64.8%	63.03%
Debt ratio (ii)	134.74%	251.91%

(i)	Calculated as total borrowings over total borrowings plus equity attributable to shareholders of the controlling company.
(ii)	Calculated as total borrowings over total properties (including trading properties, properties, plant and equipment, investment properties, units to be received under barter agreements).

2) Urban properties and investments business

	06.30.21	06.30.20
Gearing ratio (i)	74.84%	49.57%
Debt ratio (ii)	32.86%	44.42%

(i)	Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.
(ii)	Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties and rights to receive units under barter agreements).

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

As from fiscal year 2018 the CODM reviews the operating income/loss of each business excluding the amounts related to management fees, being such amount reviewed at an aggregate level outside each business. Additionally, the CODM reviews certain corporate expenses associated with each business in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the “Corporate” segment of each operation center.

Below is the segment information prepared as follows:

Agricultural business

•	Agricultural production: segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets.; agricultural services; leasing of the Group’s farms to third parties; and planting, harvesting and sale of sugarcane
•	Land transformation and sales: comprises gains from the disposal and development of farmlands activities.
•	Corporate: includes corporate expenses related to agricultural business.
•	Other segments: includes, principally, brokerage activities, among others.

Urban properties and investments business

•	Shopping Malls: includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.
•	Offices: includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.
•	Sales and developments: includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.
•	Hotels: includes the operating results mainly comprised of room, catering and restaurant revenues.
•	International: includes assets and operating profit or loss from business related to associates Condor (hotels) and New LipStick (offices).
•	Corporate: includes the expenses related to the corporate activities of the Operations Center in Argentina.
•	Others: primarily includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by BHSA.

As of fiscal year 2018, the CODM also reviews the office business as a single segment and the entertainment business in an aggregate and separate manner from offices, including that concept in the “Others” segment.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements, except for the following:

•	Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method, the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

•	Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Until September 2020, the Group reported its financial and equity performance separately in two operations centers. However, as detailed in Note 1, during the month of September 2020 the Group lost control over IDBD, therefore, the results corresponding to the Israel Operations Center have been reclassified to discontinued operations. As a consequence of the above, as of October 1, 2020, the Group reports its financial and equity performance under a single operations center. The information by segments of the previous years has been modified for the purposes of its comparability with the current year.

•	Operation Center in Israel, therefore, it only includes assets as of June 30, 2020 and 2019.

The assets and services exchanged between the segments are calculated based on established prices. Transactions between segments are eliminated, if applicable.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2021:

	06.30.21
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
Revenues	29,766	10,114	10,114	39,880	(50)	2,945	(364)	42,411
Costs	(27,275)	(3,448)	(3,448)	(30,723)	70	(3,179)	-	(33,832)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	14,278	-	-	14,278	-	-	189	14,467
Changes in the net realizable value of agricultural products after harvest	(590)	-	-	(590)	-	-	-	(590)
Gross profit	16,179	6,666	6,666	22,845	20	(234)	(175)	22,456
Net gain / (loss) from fair value adjustment of investment properties	5,510	(7,635)	(7,635)	(2,125)	(121)	-	-	(2,246)
Gain from disposal of farmlands	1,310	-	-	1,310	-	-	-	1,310
General and administrative expenses	(2,176)	(3,095)	(3,095)	(5,271)	14	-	90	(5,167)
Selling expenses	(2,742)	(1,511)	(1,511)	(4,253)	21	-	85	(4,147)
Other operating results, net	(2,209)	(157)	(157)	(2,366)	(20)	107	(3)	(2,282)
Profit / (loss) from operations	15,872	(5,732)	(5,732)	10,140	(86)	(127)	(3)	9,924
Share of loss of associates and joint ventures	(60)	(3,988)	(3,988)	(4,048)	(385)	-	(2)	(4,435)
Segment profit / (loss)	15,812	(9,720)	(9,720)	6,092	(471)	(127)	(5)	5,489

Reportable assets	65,748	207,197	207,197	272,945	(1,484)	-	67,707	339,168
Reportable liabilities	-	-	-	-	-	-	(233,275)	(233,275)
Net reportable assets	65,748	207,197	207,197	272,945	(1,484)	-	(165,568)	105,893

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2020:

	06.30.20
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
Revenues	30,084	16,731	-	16,731	46,815	(90)	4,655	(312)	51,068
Costs	(25,016)	(4,138)	-	(4,138)	(29,154)	80	(4,851)	-	(33,925)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,925	-	-	-	3,925	-	-	203	4,128
Changes in the net realizable value of agricultural products after harvest	986	-	-	-	986	-	-	-	986
Gross profit	9,979	12,593	-	12,593	22,572	(10)	(196)	(109)	22,257
Net gain from fair value adjustment of investment properties	1,172	50,263	-	50,263	51,435	(395)	-	-	51,040
Gain from disposal of farmlands	1,259	-	-	-	1,259	-	-	-	1,259
General and administrative expenses	(1,881)	(3,367)	-	(3,367)	(5,248)	20	-	81	(5,147)
Selling expenses	(3,057)	(1,849)	-	(1,849)	(4,906)	27	-	29	(4,850)
Other operating results, net	2,379	17	-	17	2,396	28	73	3	2,500
Management fees	-	-	-	-	-	-	(316)	-	(316)
Profit from operations	9,851	57,657	-	57,657	67,508	(330)	(439)	4	66,743
Share of profit of associates and joint ventures	186	10,584	-	10,584	10,770	254	-	36	11,060
Segment profit	10,037	68,241	-	68,241	78,278	(76)	(439)	40	77,803

Reportable assets	55,680	237,299	673,968	911,267	966,947	(1,008)	-	(100,045)	865,894
Reportable liabilities	-	-	(600,580)	(600,580)	(600,580)	-	-	(139,116)	(739,696)
Net reportable assets	55,680	237,299	73,388	310,687	366,367	(1,008)	-	(239,161)	126,198

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2019:

	06.30.19
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
Revenues	19,973	22,613	-	22,613	42,586	(140)	5,426	(343)	47,529
Costs	(16,236)	(4,806)	-	(4,806)	(21,042)	102	(5,793)	-	(26,733)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,048	-	-	-	3,048	-	-	203	3,251
Changes in the net realizable value of agricultural products after harvest	(65)	-	-	-	(65)	-	-	-	(65)
Gross profit	6,720	17,807	-	17,807	24,527	(38)	(367)	(140)	23,982
Net loss from fair value adjustment of investment properties	-	(59,291)	-	(59,291)	(59,291)	1,258	-	-	(58,033)
Gain from disposal of farmlands	998	-	-	-	998	-	-	-	998
General and administrative expenses	(2,026)	(4,010)	-	(4,010)	(6,036)	24	(146)	68	(6,090)
Selling expenses	(1,883)	(1,628)	-	(1,628)	(3,511)	9	189	19	(3,294)
Other operating results, net	1,183	(841)	-	(841)	342	282	124	(21)	727
Profit / (loss) from operations	4,992	(47,963)	-	(47,963)	(42,971)	1,535	(200)	(74)	(41,710)
Share of profit / (loss) of associates and joint ventures	17	(9,291)	-	(9,291)	(9,274)	(1,504)	-	-	(10,778)
Segment profit / (loss)	5,009	(57,254)	-	(57,254)	(52,245)	31	(200)	(74)	(52,488)

Reportable assets	51,961	166,976	804,267	971,243	1,023,204	(1,455)	-	215,810	1,237,559
Reportable liabilities	-	-	(692,205)	(692,205)	(692,205)	-	-	(364,991)	(1,057,196)
Net reportable assets	51,961	166,976	112,062	279,038	330,999	(1,455)	-	(149,181)	180,363

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)	Includes ARS (234), ARS (196) and ARS (223) corresponding to Expenses and FPC as of June 30, 2021, 2020 and 2019, respectively, and ARS 316 to management fees, as of June 30, 2020.
(iii)

Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 14, ARS 26 and ARS 13,004, as of June 30, 2021, 2020 and 2019, respectively.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	06.30.21
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	24,368	-	-	5,398	29,766
Costs	(23,515)	(36)	-	(3,724)	(27,275)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	14,278	-	-	-	14,278
Changes in the net realizable value of agricultural products after harvest	(590)	-	-	-	(590)
Gross profit / (loss)	14,541	(36)	-	1,674	16,179
Net gain from fair value adjustment of investment properties	-	5,510	-	-	5,510
Gain from disposal of farmlands	-	1,310	-	-	1,310
General and administrative expenses	(1,372)	(5)	(439)	(360)	(2,176)
Selling expenses	(2,338)	(1)	-	(403)	(2,742)
Other operating results, net	(4,091)	1,751	-	131	(2,209)
Profit / (loss) from operations	6,740	8,529	(439)	1,042	15,872
Share of profit/ (loss) of associates and joint ventures	60	-	-	(120)	(60)
Segment profit / (loss)	6,800	8,529	(439)	922	15,812

Investment properties	11,001	-	-	-	11,001
Property, plant and equipment	32,931	265	-	92	33,288
Investments in associates	598	-	-	219	817
Other reportable assets	17,149	-	-	3,492	20,641
Reportable assets	61,679	265	-	3,803	65,747

From all of the Group’s revenues corresponding to Agricultural Business, ARS 16,122 are originated in Argentina and ARS 13,644 in other countries, principally in Brazil for ARS 13,035.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 20,452 are located in Argentina and ARS 45,801 in other countries, principally in Brazil.

	06.30.20
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	25,810	-	-	4,274	30,084
Costs	(22,042)	(38)	-	(2,936)	(25,016)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,925	-	-	-	3,925
Changes in the net realizable value of agricultural products after harvest	986	-	-	-	986
Gross profit / (loss)	8,679	(38)	-	1,338	9,979
Net gain from fair value adjustment of investment properties	-	1,172	-	-	1,172
Gain from disposal of farmlands	-	1,259	-	-	1,259
General and administrative expenses	(1,445)	(5)	(254)	(177)	(1,881)
Selling expenses	(2,727)	(2)	-	(328)	(3,057)
Other operating results, net	683	1,445	-	251	2,379
Profit / (loss) from operations	5,190	3,831	(254)	1,084	9,851
Share of profit of associates and joint ventures	80	-	-	106	186
Segment profit / (loss)	5,270	3,831	(254)	1,190	10,037

Investment properties	6,202	-	-	-	6,202
Property, plant and equipment	31,371	269	-	84	31,724
Investments in associates	629	-	-	439	1,068
Other reportable assets	10,938	497	-	5,251	16,686
Reportable assets	49,140	766	-	5,774	55,680

From all of the Group’s revenues corresponding to Agricultural Business, ARS 17,930 are originated in Argentina and ARS 12,154 in other countries, principally in Brazil for ARS 10,932.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 19,931 are located in Argentina and ARS 35,749 in other countries, principally in Brazil for ARS 28,406.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.19
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	16,673	-	-	3,300	19,973
Costs	(14,215)	(36)	-	(1,985)	(16,236)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,048	-	-	-	3,048
Changes in the net realizable value of agricultural products after harvest	(65)	-	-	-	(65)
Gross profit / (loss)	5,441	(36)	-	1,315	6,720
Net gain from fair value adjustment of investment properties	-	-	-	-	-
Gain from disposal of farmlands	-	998	-	-	998
General and administrative expenses	(1,451)	(4)	(401)	(170)	(2,026)
Selling expenses	(1,544)	(2)	-	(337)	(1,883)
Other operating results, net	642	367	-	174	1,183
Profit / (loss) from operations	3,088	1,323	(401)	982	4,992
Share of profit/ (loss) of associates and joint ventures	86	-	-	(69)	17
Segment profit / (loss)	3,174	1,323	(401)	913	5,009

Investment properties	3,956	-	-	-	3,956
Property, plant and equipment	30,369	223	-	1,155	31,747
Investments in associates	588	-	-	32	620
Other reportable assets	12,724	-	-	2,914	15,638
Reportable assets	47,637	223	-	4,101	51,961

From all of the Group’s revenues corresponding to Agricultural Business, ARS 10,389 are originated in Argentina and ARS 9,584 in other countries, principally in Brazil for ARS 8,896.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 20,671 are located in Argentina and ARS 31,290 in other countries, principally in Brazil for ARS 28,499.

(i)	Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal years ended June 30, 2021, 2020 and 2019:

	06.30.21
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	5,321	2,764	664	921	376	-	68	10,114
Costs	(865)	(223)	(747)	(1,065)	(317)	-	(231)	(3,448)
Gross profit / (loss)	4,456	2,541	(83)	(144)	59	-	(163)	6,666
Net (loss) / gain from fair value adjustment of investment properties (i)	(20,342)	5,395	6,483	-	6	-	823	(7,635)
General and administrative expenses	(1,432)	(404)	(357)	(426)	(56)	(352)	(68)	(3,095)
Selling expenses	(451)	(199)	(684)	(141)	(26)	-	(10)	(1,511)
Other operating results, net	(126)	7	(13)	(12)	(12)	-	(1)	(157)
(Loss) / Profit from operations	(17,895)	7,340	5,346	(723)	(29)	(352)	581	(5,732)
Share of loss of associates and joint ventures	-	-	(16)	-	(891)	-	(3,081)	(3,988)
Segment (loss) / profit	(17,895)	7,340	5,330	(723)	(920)	(352)	(2,500)	(9,720)

Investment and trading properties	54,317	76,812	55,943	(2)	114	-	2,307	189,491
Property, plant and equipment	289	3,517	-	2,575	-	8	-	6,389
Investment in associates and joint ventures	-	-	-	-	1,916	-	6,994	8,910
Other reportable assets	149	145	1,948	29	-	-	136	2,407
Reportable assets	54,755	80,474	57,891	2,602	2,030	8	9,437	207,197

From all the revenues, ARS 9,738 are originated in Argentina, and ARS 376 in the U.S. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, ARS 204,358 are located in Argentina and ARS 2,839 in other countries, principally in USA for ARS 2,030 and Uruguay for ARS 801.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.20
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	8,915	3,542	1,104	3,036	17	-	117	16,731
Costs	(851)	(218)	(1,034)	(1,870)	(18)	-	(147)	(4,138)
Gross profit / (loss)	8,064	3,324	70	1,166	(1)	-	(30)	12,593
Net (loss) / gain from fair value adjustment of investment properties	(3,162)	34,181	18,293	-	-	-	951	50,263
General and administrative expenses	(1,246)	(333)	(342)	(547)	(165)	(562)	(172)	(3,367)
Selling expenses	(1,065)	(126)	(296)	(345)	-	-	(17)	(1,849)
Other operating results, net	26	(39)	(41)	(30)	-	-	101	17
Profit / (Loss) from operations	2,617	37,007	17,684	244	(166)	(562)	833	57,657
Share of profit/ (loss) of associates and joint ventures	-	-	-	-	11,080	-	(496)	10,584
Segment profit/ (loss)	2,617	37,007	17,684	244	10,914	(562)	337	68,241

Investment and trading properties	73,762	92,049	48,320	-	461	-	2,165	216,757
Property, plant and equipment	338	1,699	-	2,918	-	-	-	4,955
Investment in associates and joint ventures	-	-	799	-	3,010	-	10,120	13,929
Other reportable assets	168	184	1,131	39	-	-	136	1,658
Reportable assets	74,268	93,932	50,250	2,957	3,471	-	12,421	237,299

From all the revenues, included in the segments corresponding to the business of urban properties and investments ARS 16,714 are originated in Argentina and ARS 17 are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the business of urban properties and investments ARS 232,963 are located in Argentina and ARS 4,336 in other countries, principally in USA for ARS 3,471 and Uruguay for ARS 865.

	06.30.19
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	12,828	3,362	1,681	4,435	21	-	286	22,613
Costs	(1,166)	(230)	(793)	(2,385)	(9)	-	(223)	(4,806)
Gross profit	11,662	3,132	888	2,050	12	-	63	17,807
Net (loss) / gain from fair value adjustment of investment properties	(60,952)	1,155	1,062	-	9	-	(565)	(59,291)
General and administrative expenses	(1,420)	(318)	(391)	(738)	(200)	(779)	(164)	(4,010)
Selling expenses	(796)	(148)	(178)	(474)	-	-	(32)	(1,628)
Other operating results, net	(29)	(44)	(447)	172	(19)	-	(474)	(841)
(Loss) / Profit from operations	(51,535)	3,777	934	1,010	(198)	(779)	(1,172)	(47,963)
Share of (loss) of associates and joint ventures	-	-	(56)	-	(5,526)	-	(3,709)	(9,291)
Segment (loss) / profit	(51,535)	3,777	878	1,010	(5,724)	(779)	(4,881)	(57,254)

Investment and trading properties	75,648	44,342	41,693	2,855	406	-	1,595	166,539
Property, plant and equipment	-	2,099	-	279	-	-	-	2,378
Investment in associates and joint ventures	15	86	665	-	(10,847)	-	7,490	(2,591)
Other reportable assets	194	139	277	40	-	-	-	650
Reportable assets	75,857	46,666	42,635	3,174	(10,441)	-	9,085	166,976

From all the revenues included in the segments corresponding to the business of urban properties and investments ARS 21,874 are originated in Argentina, ARS 718 are originated in Uruguay and ARS 21 are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the business of urban properties and investments ARS 176,544 are located in Argentina and ARS (9,568) in other countries, principally in USA for ARS (10,442) and Uruguay for ARS 874.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of Group’s Operations Center in Israel where only assets and liabilities are presented for the years ended June 30, 2020 and 2019:

	June 30, 2020
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Reportable assets	229,718	42,191	210,318	5,072	25,015	163,604	675,918
Reportable liabilities	(219,789)	-	(159,326)	-	(164,429)	(58,771)	(602,315)
Reportable assets (liabilities), net	9,929	42,191	50,992	5,072	(139,414)	104,833	73,603

	June 30, 2019
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Reportable assets	455,745	34,566	164,289	34,002	62,238	53,427	804,267
Reportable liabilities	(353,800)	-	(127,370)	-	(189,891)	(21,144)	(692,205)
Reportable assets (liabilities), net	101,945	34,566	36,919	34,002	(127,653)	32,283	112,062

7. Information about the main subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

	Direct interest of non-controlling interest % (1)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling interests
	As of June 30, 2021
Subsidiaries with direct participation of Cresud
IRSA	37.78%	13,923	208,859	22,138	117,920	82,724	20,892
Subsidiaries with indirect participation of Cresud
Brasilagro	60.56%	34,002	43,985	12,763	14,383	50,841	31,013
IRSA CP	20.08%	22,652	154,752	13,122	86,269	78,013	5,549

	As of June 30, 2020
Subsidiaries with direct participation of Cresud
IRSA	37.67%	308,988	633,066	215,363	542,463	184,228	98,423
Subsidiaries with indirect participation of Cresud
Brasilagro	66.45%	33,008	12,524	7,692	11,870	25,970	17,256
Elron	38.94%	5,073	5,957	765	214	10,051	6,232
PBC	27.60%	119,149	168,831	39,259	178,421	70,300	28,933
Cellcom (2)	53.80%	82,275	119,854	47,142	112,186	42,801	26,916
Mehadrin	56.25%	19,584	26,794	20,959	5,011	20,408	12,220
IRSA CP	16.73%	22,417	194,627	24,668	78,863	113,513	6,143

	Revenues	Net (loss)/ income	Total comprehensive (loss)/ income	Total comprehensive (loss)/ income attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	Year ended June 30, 2021
Subsidiaries with direct participation of Cresud
IRSA	12,978	(37,591)	(11,432)	(7,662)	1,456	67,880	(48,840)	20,496	(2,683)
Subsidiaries with indirect participation of Cresud
Brasilagro	13,035	9,566	9,662	5,894	2,932	(4,094)	17,742	16,580	-
IRSA CP	11,003	(22,537)	131	(21,933)	1,282	9,754	(17,242)	(6,206)	-

	Year ended June 30, 2020
Subsidiaries with direct participation of Cresud
IRSA	21,263	35,651	21,300	14,246	46,731	61,049	(114,343)	(6,563)	(3,429)
Subsidiaries with indirect participation of Cresud
Brasilagro	11,423	3,557	(4,057)	(2,696)	1,945	(1,060)	13	898	-
Elron	-	(2,665)	(2,800)	8,321	(1,166)	526	1,313	673	-
PBC	18,490	18,997	18,272	29,418	9,505	35,856	(30,406)	14,955	2,529
Cellcom (2)	84,226	(3,106)	(3,154)	802	22,401	(11,152)	(9,498)	1,751	-
Mehadrin	2,932	159	185	377	369	(105)	(369)	(105)	26
IRSA CP	17,532	27,266	27,644	1,598	7,345	(4,325)	(5,350)	(2,330)	(220)

(1)	Corresponds to the direct interest from the Group.
(2)

DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes vis-à-vis other shareholders, also taking into account the historic voting performance in the Shareholders’ Meetings.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

8. Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2021 and 2020 were as follows:

	06.30.21	06.30.20
Beginning of the year	112,816	54,390
Adjustments of previous years (IFRS 9 and IAS 28)	-	(2,972)
Increase of participation in associates and joint ventures	-	4,167
Share capital increase and contributions	42	4,284
Share capital reduction	-	(159)
Decrease of interest in associates and joint ventures (v)	(43,856)	-
Share of (loss) / profit	(3,090)	13,236
Other comprehensive results	(3,732)	(1,854)
Dividends (i)	(91)	(2,773)
Deconsolidation (iii)	(48,443)	43,822
Devaluation (iv)	(626)	-
Reclassification to held-for-sale	-	(3,109)
Incorporation by business combination	-	3,781
Others	(35)	3
End of the year (ii)	12,985	112,816

(i)	See Note 32.
(ii)	Includes ARS (14) and ARS (26) reflecting interests in companies with negative equity as of June 30, 2021 and 2020, respectively, which are disclosed in “Provisions” (see Note 21).
(iii)	See Note 4.
(iv)	Corresponds to the investment of TGLT S.A.
(v)	Corresponds to the sale of the remaining interest in Shufersal in July 2020.

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2021 and 2020, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2021, 2020 and 2019:

	% ownership interest			Value of Group's interest in equity		Group's interest in comprehensive loss
Name of the entity	06.30.21	06.30.20	06.30.19	06.30.21	06.30.20	06.30.21	06.30.20	06.30.19

New Lipstick	49.96%	49.96%	49.96%	218	701	(480)	11,465	(4,805)
BHSA (1)	29.91%	29.91%	29.91%	5,361	6,118	(756)	(571)	(3,621)
Condor (2)	18.89%	18.89%	18.89%	1,620	2,224	(414)	180	59
PBEL	N/A	N/A	45.40%	-	-	-	-	(176)
Shufersal	N/A	26.02%	26.02%	-	42,223	24	7,834	446
Gav-Yam	N/A	34.90%	N/A	-	40,970	39	-	-
TGLT S.A. (3)	27.82%	30.20%	N/A	937	3,093	(2,157)	-	-
Quality (4)	50.00%	50.00%	50.00%	2,927	3,156	(259)	278	(876)
La Rural S.A.	50.00%	50.00%	50.00%	169	305	(135)	153	216
Cresca S.A.	50.00%	50.00%	50.00%	29	31	8	(24)	27
Other associates and joint ventures	-	-	-	1,724	13,995	(2,692)	(6,065)	(2,255)
Total associates and joint ventures				12,985	112,816	(6,822)	13,250	(10,985)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is additional information about the Group's investments in associates and joint ventures:

	Location of			Last financial statement issued
Name of the entity	business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Loss for the year	Shareholders' equity
New Lipstick	U.S.	Real estate	N/A	-	(*) (10)	(*) (41)
BHSA (1)	Argentina	Financing	448,689,072	(***) 1,500	(***) (2,528)	(***) 17,276
Condor (2)	U.S.	Hotel	2,245,100	(*) 232	(*) (178)	(*) 54
TGLT S.A. (3)	Argentina	Real estate	257,320,997	925	(4,625)	4,311
Quality (4)	Argentina	Real estate	225,146,012	450	(518)	5,760
La Rural S.A.	Argentina	Organization of events	714,498	1	(64)	378

N/A: Not applicable.

(1)

BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium business and large companies. The market price of the share is 8.45 pesos per share. The effect of the treasury shares in the BHSA portfolio is considered for the calculation.

(2)	Condor is an investment company focused on US hotels. The price of its shares as of June 30, 2020 is USD 4.07 per share.
(3)

On March 31, 2021 IRSA Propiedades Comerciales S.A. transferred to PointArgentum MasterFund LP, 1,478,788 ADS from TGLT S.A. (equivalent to 22,181,818 common shares) in accordance with the provisions of the share subscription carried out in August 2019. As a result of this transaction, IRSA CP's participation in TGLT S.A. it went from 30.20% to 27.82% ”. Additionally, as of June 30, 2021, an impairment of the value of the investment of ARS 626 million was recognized in addition to the result from proportional valuation.

(4)	Quality is dedicated to the exploitation of the San Martín property (former property of Nobleza Piccardo S.A.I.C. and F.).
(5)	Cresca is a joint venture between the Company and Carlos Casado S.A. with agricultural operations in Paraguay.
(6)	Shufersal is a company that has supermarkets and pharmacies in Israel, the market price of the share is NIS 22,59 as of June 30, 2020.
(*)

Amounts presented in millions of US dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest will a three-month lag including any material adjustments, if any.

(**)	Amounts in millions of NIS.
(***)	Amounts as of June 30, 2021, prepared in accordance with BCRA’ regulations.

Set out below is summarized financial information of the associates and joint ventures considered material to the Group:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets		% of ownership interest held	Interest in associates / joint ventures	Goodwill and others	Book value
	As of June 30, 2021
Associates
BHSA	114,759	71,092	156,405	11,661	17,785	(iv)	29.91%(iii)	5,319	42	5,361
TGLT S.A.	5,159	11,810	4,950	7,705	4,314		27.82%	1,200	-	(263)

Joint ventures
Quality Invest (ii)	-	18	26	2,987	(2,995)		50.00%	(1,498)	4,425	2,927

	As of June 30, 2020
Associates
BHSA	115,457	65,503	153,639	6,954	20,367	(iv)	29.91%(iii)	6,092	26	6,118
Gav-Yam	63,029	249,149	29,726	176,864	105,588		34.90%	36,850	4,120	40,970
Shufersal	110,169	280,922	138,032	194,095	58,964		26.02%	15,340	26,883	42,223
TGLT S.A.	6,906	15,850	5,882	7,856	9,018		30.20%	2,723	370	3,093

Joint ventures
Quality Invest (ii)	6	8,299	131	1,956	6,218		50.00%	3,109	48	3,156

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Revenues	Net (loss)/ income	Total comprehensive (loss)/ income	Dividends distributed to non-controlling shareholders	Cash of operating activitie	Cash of investment activities	Cash of financial activities	Net (decrease)/ increase in cash and cash equivalents
	As of June 30, 2021 (i)
Associates
BHSA	29,257	(2,528)	(2,528)	-	4,318	(129)	(28,139)	(23,950)
TGLT S.A.	2,559	(1,924)	(1,924)	-	113	66	(455)	(276)

Joint ventures
Quality Invest (ii)	45	(518)	(518)	-	(59)	(4)	63	-

	As of June 30, 2020 (I)
Associates
BHSA	19,576	(1,911)	(1,911)	-	6,993	56	(5,205)	1,844
Gav-Yam	17,350	10,161	8,195	5,388	7,639	(8,596)	23,835	22,878
Shufersal	327,436	7,579	6,759	2,155	32,855	(4,069)	(20,717)	8,069
TGLT S.A.	2,944	(575)	(575)	-	779	(609)	(879)	(710)

Joint ventures
Quality Invest (ii)	27	556	556	-	(134)	-	134	-

(i)	Information under GAAP applicable in the associate and joint ventures´ jurisdiction.
(ii)

In March 2011, Quality acquired an industrial plant located in San Martín, Province of Buenos Aires. The facilities are suitable for multiple uses. On January 20, 2015, Quality agreed with the Municipality of San Martin on certain re zoning and other urban planning matters (“the Agreement”) to surrender a non-significant portion of the land and a monetary consideration of ARS 40 million, payable in two installments of ARS 20 each, the first of which was actually paid on June 30, 2015. In July 2017, the Agreement was amended as follows: 1) a revised zoning plan must be submitted within 120 days as from the amendment date, and 2) the second installment of the monetary considerations was increased to ARS 76 million payables in 18 equal monthly installments. On March 8, 2018, it was agreed with the well-known Gehl Study (Denmark) - Urban Quality Consultant - the elaboration of a Master Plan, generating a modern concept of New Urban District of Mixed Uses. On July 20, 2020 we were notified of the granting of the Hydraulic Aptitude in pre-feasibility instance. On August 5, 2021, they were signed between Quality Invest S.A. and the Municipality of San Martín the following documents: 1) CLUB PERETZ CLUB AGREEMENT ACT CLOSING: It is agreed that within 48 hours of signing the same Quality will pay the certificates owed for the work in question already completed, releasing both parties from any claim regarding the Minutes signed on January 20, 2015 The amount owed (already checked and agreed between the parties) is ARS 18,926,541. and the execution of the works are described, detailed and carried out. 2) COMPLEMENTARY AGREEMENT WITH THE MUNICIPALITY OF SAN MARTIN: In this agreement the completion of the Rodriguez Peña expansion work and the relocation and start-up of the EDENOR substation are agreed, according to the plan and specifications drawn up by TIS and that they are part of its annexes. In return, the certifications owed will be paid as follows: The total is for ARS 26,085,086: ARS 15,000,000.- are paid 48 hours after signing this document and the balance (without any adjustment clause) at the time of the provisional reception of the work, where the definitive reception and Delivery Certificate will be signed.

BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

As of June 30, 2021, BHSA has a remnant of 35.2 million Class C treasury shares of a par value of ARS 1 received in 2009 as a result of certain financial transactions. The Annual Shareholders' Meeting decided to allocate 35.1 million of such shares to an employee compensation plan pursuant to Section 67 of Law 26,831. The remaining shares belong to third party holders of Stock Appreciation Rights, who have failed to produce the documentation required for redemption purposes. As of June 30, 2021, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.91%.

The Group estimated that the value in use of its investment in BHSA as of June 30, 2021 and 2020 amounted to ARS 6,734, ARS 8,911, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:

The Group considered 7 years as the horizon for the projection of BHSA cash flows.

The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.

The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.

The discount rate used to discount actual dividend flows was 14.02% in 2021 and 13.82% in 2020.

The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of ARS 625 for 2021 and of ARS 805 for 2020.

The estimated value in use overcomes the book value of the investment, because of that, no adjustment was necessary on the recorded value of the investment.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

New Lipstick

On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, as set forth in the lease (hereinafter, “Ground Lease”), Metropolitan (a company where IRSA holds, indirectly, a 49.96% interest) executed an agreement with the Ground Lease lessor to conclude the relationship and terminate the ground lease, abandoning the administration of the building. As a consequence of the foregoing, Metropolitan derecognized the liability associated to the ground lease, as well as all assets and liabilities associated to the building and the administration. Pursuant to such agreement, Metropolitan was fully released from liability except for (i) claims for liabilities prior to June 1, 2020, from those persons who performed works or rendered services in the Building or for Metropolitan and (ii) claims from persons who had an accident in the property after August 7, 2020.

TGLT S.A

During the previous fiscal year, TGLT S.A. and IRSA Propiedades Comerciales entered into a recapitalization agreement, based on which IRSA Propiedades Comerciales increased its holding in TGLT S.A. reason why it began to be considered an associate company.

During the current fiscal year, TGLT S.A has posted significant losses and its business is being affected by different factors of its own and linked to the context in which it finds itself. Therefore, the Company decided to re-evaluate the recoverability of this asset.

For this reason, and considering that the facts are public and have been openly disclosed to the market, it is considered that the market value of the shares is a more appropriate indicator to determine the value of this holding. This determination implied that an impairment of the value of the investment of ARS 626 million was recognized in addition to the result from proportional valuation.

9. Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2021 and 2020 were as follows:

	06.30.21		06.30.20
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	113,480	232,231	62,180	441,014
Reclassifications of previous periods (IFRS 16)	-	-	-	640
Currency translation adjustment	166	(12,382)	(1,007)	80,297
Additions	271	762	5,439	2,761
Additions of capitalized leasing costs	13	9	6	24
Depreciation of capitalized leasing costs (i)	(7)	(6)	(9)	(14)
Transfers	(909)	-	9,186	(43,229)
Reclassification of property, plant and equipment	(1,310)	-	-	-
Disposals	(21,426)	-	(2,613)	(20,145)
Balance incorporated by business combination	-	-	-	366
Deconsolidation (ii)	-	(117,547)	(2,544)	(234,081)
Net gain / (loss) from fair value adjustment	11,261	(13,507)	42,842	4,598
Fair value at the end of the year	101,539	89,560	113,480	232,231

(i)	Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 27).
(ii)	As of June 30, 2021, corresponds to IDBD and as of June 30, 2020, ARS 2,544 corresponds to La Maltería and ARS 234,081 to Gav-Yam.

The following is the balance by type of investment property of the Group as of June 30, 2021 and 2020:

	06.30.21	06.30.20
Leased out farmland	11,001	6,202
Rental properties	122,451	287,145
Undeveloped parcels of land	54,183	41,356
Properties under development	3,464	11,008
Total	191,099	345,711

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. Book amount of those properties amounts to ARS 1,730 and ARS 27,293 as June 30, 2021 and 2020, respectively.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	06.30.21	06.30.20	06.30.19
Rental and services income	10,978	33,241	22,693
Direct operating expenses	(4,675)	(13,492)	(7,762)
Development expenses	(114)	182	(130)
Net realized gain from fair value adjustment of investment property (i)(ii)	10,821	1,703	860
Net unrealized (loss) / gain from fair value adjustment of investment property	(13,067)	49,337	(58,893)

(i)

As of June 30, 2021, includes ARS 5,434 for the sale of Torre Boston and ARS 5,368 for the sale of Bouchard 710. As of June 30 ,2020 includes ARS 5 and ARS 541 for the monetary and non-monetary benefit, respectively, corresponding to the barter transaction related to Caballito Ferro land, ARS 861 for the sale of floors 10th and 11th of the office building “200 Della Paolera”, and ARS 296 for the deconsolidation of La Maltería S.A..

(ii)

As of June 30, 2021, ARS (1,556) corresponds to the result for changes in the fair value realized for the year ((ARS 1,071) from the sale of Torre Boston, (ARS 470) from the sale of Bouchard 710 and (ARS 15) for the sale of garages in Bouchard 557) and ARS 12,343 from the result of changes in the fair value made in previous years (ARS 6,506 from the Boston Tower sale and ARS 5,837 from the Bouchard 710). As of June 30, 2020, ARS 1,000 corresponds to net realized gain from fair value on investment properties for the year (ARS 139 from the sale of the Caballito Ferro land and ARS 861 from the sale of the “200 Della Paolera” building) and ARS 703 net realized gain from fair value on investment properties in previous years (ARS 407 attributable to the Caballito Ferro land and ARS 296 to the deconsolidation of La Maltería S.A.).

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

Each business (or operations center, as appropriate) has a team, which reviews the appraisals performed by the independent appraisers (the “review teams”). The review teams: i) verifies all major and important assumptions relevant to the appraisal in the valuation report from the independent appraisers; ii) assesses property valuation movements compared to the valuation report from the prior period; and iii) holds discussions with the independent appraisers.

Changes in Level 2 and 3 fair values, if any, are analyzed at each reporting date during the valuation discussions between the review team and the independent appraisers. The Board of Directors ultimately approves the fair value calculation for recording into the Financial Statements.

Valuation techniques used for the estimation of fair value of the investment property

Agricultural business

For all leases of agricultural land, the valuation was determined using comparable values. Sale prices of comparable properties are adjusted considering the specific aspects of each property, being the most relevant premise the price per hectare.

Urban properties and investments business

The Group's investment properties were valued at each reporting date by independent professionally qualified appraisers with recognized professional qualification and have experience in the locations and segments of the investment properties appraised. For all investment properties, their current use equates to the highest and best use.

The Group's finance department includes a team that reviews the appraisals performed by the independent appraisers for financial reporting purposes (the "review team"). At each financial year end, the review team: (i) verifies all major and important assumptions relevant to the appraisal in the valuation report from the independent appraiser; (ii) assesses property valuation movements compared to the valuation report; and (iii) holds discussions with the independent appraiser.

Changes in Level 2 and 3 fair values, if any, are analyzed at each reporting date during the appraisal discussions between the review team and the independent appraiser. The Board of Directors ultimately approves the fair value calculations for recording into the Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

During the annual investment property valuation process, the following circumstances were identified, among other aspects: i) entry into force of the modifications in the urban planning code of the Autonomous City of Buenos Aires (CABA) with the new urban code law sanctioned in November 2020 and which entered into force in February 2021 modifying approximately one third of the current code, ii) new construction potential, iii) consolidation of new paradigms of the sector imposed by the pandemic, the general economic situation and the situation of the real estate sector that make technical, legal or economically viable buildable potentials or surpluses for alternative uses of the entire portfolio of properties.

In this sense, the shopping malls were the most affected by the aforementioned circumstances, taking into account the size of their plots and their unique and strategic locations, considering an alternative potential realization market.

The impact of the pandemic and the long-term closure of shopping malls led to a reconsideration of the possibility of mixed uses in the buildable potentials of such shopping malls, seeking a new centrality and enhancing the attractiveness in replacement of anchor stores.

On the other hand, the analysis of opening towards its surroundings and the generation of open spaces produced a new distribution of the value of the existing square meters, producing a change of focus on how to maximize said surplus square meters.

This led to reevaluate the analysis of the value of surplus square meters that were potentially marketable, (being that historically they were the most profitable), to reconvert them to other complementary uses. The buildable potentials analyzed have unique, irreplaceable locations, with high potentials, feasible realization and very attractive from an economic point of view. As a data, the value of construction during 2020 improved the relationship of the construction cost and its future sale speculation of square meters.

The buildable potentials identified in this fiscal year are related to the following shopping malls and are valued in accordance with the methodology established for the rest of the Level 2 properties:

1. Patio Bullrich, CABA

2. Alto Palermo, CABA

3. Córdoba Shopping, Córdoba

4. Alto Rosario, Rosario, Santa Fe.

Valuation techniques used for the estimation of fair value of the investment property

The Group has defined valuation techniques according to the characteristics of each property and the type of market in which these assets are located, in order to maximize the use of observable information available for the determination of fair value.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

For the Shopping Malls there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, a business whose revenue is denominated in Argentine Pesos, are highly related to the fluctuation of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of Gross Domestic Product (GDP) growth, the evolution of inflation, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

•

Future projected income flow based on the current locations, type and quality of the properties, supported by the rental contracts that the Company has signed with its tenants. Because the Company's income arises from the higher value between a Minimum Insured Fixed Value (“VMA”) and a percentage of the sales of the tenants in each Shopping Mall, estimates of the evolution of GDP and Inflation of the Argentine economy provided by external consultants to estimate the evolution of tenant sales, which present a high correlation with these macroeconomic variables. Said macroeconomic projections were contrasted with the projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Cooperation and Development (“OECD”) and with the Market Expectations Survey (“REM”), which consists of a survey prepared by the Central Bank of the Argentine Republic (“BCRA”) aimed at local and foreign specialized analysts in order to allow a systematic monitoring of the main macroeconomic forecasts in the short and medium term on the evolution of the Argentine economy.

•

The income from all Shopping Malls was considered to grow with the same elasticity in relation to the evolution of the GDP and the projected inflation. The specific characteristics and risks of each Shopping Mall are captured through the use of the historical average EBITDA Margin of each of them.

•	Cash flows from future investments, expansions or improvements in Shopping Mall were not contemplated.
•	Terminal value: a perpetuity calculated from the cash flow of the last year of useful life was considered.
•	The cash flow for concessions was projected until the termination date of the concession stipulated in the current contract.
•

Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in Argentine Pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future ARS / US$ exchange rate curve provided by an external consultant, which are contrasted to assess their reasonableness with those of the IMF, OECD, REM and the On-shore Exchange Rate Futures Market (ROFEX). Finally, dollarized cash flows were discounted with a long-term dollar rate, the weighted average capital cost rate (“WACC”), for each valuation date.

•	The estimation of the WACC discount rate was determined according to the following components:

a) United State Governments Bonds risk-free rate;

b) Industry beta, considering comparable companies from the United States, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;

c) Argentine country risk considering the EMBI + Index; and

d)Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA CP, based on its representativeness and market share represents the most important entity in the sector, we have taken its indicators to determine the discount rate.

For offices, other rental properties, plot of lands and buildable potentials the valuation was determined using transactions of comparable market assets, since the market for offices and land banks in Argentina is liquid and has market transactions that can be taken as reference. These values are adjusted to reflect differences in key attributes such as location, property size and quality of interior fittings (incidence adjustments). The most significant input to the comparable market approach is the price per square meter that derives from the supply and demand in force in the market at each valuation date.

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. In general terms, the measure adopted on September 1, 2019 by the BCRA sets forth that exporters of goods and services should settle foreign currency from abroad in the local exchange market 5 days after the collection of such funds, at the latest. Furthermore, it provides that legal entities residing in Argentina may buy foreign currency without restrictions for imports or payments of debts on the maturity date thereof, although they shall apply for the BCRA´s prior authorization for the purposes of: buying foreign currency in order to form external assets, prepaying debts, making remittances of profits and dividends abroad or transferring funds abroad. Likewise, pursuant to such regulations, access to the market by natural persons for the purchase of dollars was restricted. Afterwards, the BCRA implemented stricter measures, further limiting access to the foreign exchange market (see Note 34).

From the previous year, it is observed that the purchase and sales transactions for office buildings may be settled in Argentine Pesos (by using an implicit foreign exchange rate higher than the official one) or in dollars. Consequently, the most probable scenario is that any sale of office buildings/reserves be settled in Argentine Pesos at an implicit foreign exchange rate higher than the official one. This is evidenced by the transactions consummated by the Group prior to and after the closing of these financial statements. Therefore, the Group has valued its office buildings, land reserves and buildable potentials in Argentine Pesos at the end of the year considering the situation described above, considering an implicit exchange rate higher than the official one.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

In certain situations, it is complex to determine reliably the fair value of developing properties. In order to assess whether the fair value of a developing property can be determined reliably, management considers the following factors, among others:

•	The provisions of the construction contract.
•	The stage of completion.
•	Whether the project / property is standard (typical for the market) or non-standard.
•	The level of reliability of cash inflows after completion.
•	The specific development risk of the property.
•	Previous experience with similar constructions.
•	Status of construction permits.

There were no changes in the valuation techniques during the year.

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				06.30.21 (i)		06.30.20 (i)		06.30.19 (i)
Description	Valuation technique	Parameters	Range fiscal year 2021 / 2019	Increase	Decrease	Increase	Decrease	Increase	Decrease
Shopping Malls in	Discounted	Discount rate	13.53% / 12.10%	(3,840)	4,589	(6,387)	7,821	(4,906)	6,118
Argentina (Level 3)	cash flows	Growth rate	2.4% / 3.0%	1,759	(1,472)	3,045	(2,486)	2,307	(1,850)
		Inflation	(*)	8,171	(6,740)	13,296	(10,938)	4,296	(3,932)
		Devaluation	(*)	(4,357)	5,325	(6,181)	7,555	(4,559)	5,571
Plot of land in	Comparable with	Value per square meter (m2)	ARS 47,427 / (ARS 21,497)	3,493	(3,493)	3,243	(3,243)	2,007	(2,007)
Argentina (Level 3)	incidence adjustment	% of incidence	30% / (30%)	11,644	(11,644)	10,808	(10,808)	6,696	(6,696)

(*) Fiscal year 2021: For the next 5 years, an average ARS / US$ exchange rate with an upward trend was considered, starting at ARS 116.94 (corresponding to the year ended June 30, 2022) and arriving at ARS 376.56. In the long term, a nominal devaluation rate of 27.5% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 44.1% (corresponding to the year ended June 30, 2022) and stabilizes at 30.0% after 5 years.

Fiscal year 2020: For the next 5 years, an average ARS / US$ exchange rate with an upward trend was considered, starting at ARS 86.21 (corresponding to the year ended June 30, 2021) and arriving at ARS 243.89. In the long term, a nominal devaluation rate of 21.1% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 47.9% (corresponding to the year ended June 30, 2021) and stabilizes at 23.2% after 5 years.

Fiscal year 2019: For the next 5 years, an average ARS / US$ exchange rate with an upward trend was considered, starting at ARS 48.47 (corresponding to the year ended June 30, 2020) and arriving at ARS 72.16. In the long term, a nominal devaluation rate of 5.7% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 44.5% (corresponding to the year ended June 30, 2020) and stabilizes at 8% after 5 years.

(i) Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation, 10% for the devaluation, 50 points for the discount rate of Israel and USA, and 1% for the value of the m2.

Costa Urbana -former Solares de Santa María- Costanera Sur, Buenos Aires City (IRSA)

We own an important property of more than 70 hectares, which we acquired in 1997, facing the Río de la Plata on the Costanera Sur, south of Puerto Madero, 10 minutes from downtown Buenos Aires, originally called “Solares de Santa María” which we have renamed “Costa Urbana”. We intend to create a mixed-use development including residential complexes, offices, stores, hotels, sports clubs and service areas (schools, supermarkets and parking spaces).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

After some unsuccessful approval attempts with the City of Buenos Aires Government and its Legislature, and after new negotiations carried out in recent years, we have signed a new agreement with the Executive Power of the City of Buenos Aires under the “Urban Agreement” modality framed within Decree No. 475 published on December 30, 2020, by means of which it approved the regulation of article 10.9. “Urban Agreements” of Law No. 6099 (text consolidated by Law No. 6347). According to article 10.9 of the Urban Code, these agreements are contracts entered into between the owner of a land/property and the Executive Power, which imply a regulatory change that must be approved by the City of Buenos Aires Legislature. Under this modality, a new urbanization project was proposed, in which more than 67% of the property’s surface is destined for public use, maintaining the original “FOT 1” that implies a capacity to develop more than 895,000 sqm. The Bill was raised for treatment in the first reading on the Legislature premises and it was approved without abstentions on August 19, 2021 by 36 votes out of a total of 55. As part of the approval process, it has been set a date for the non-binding Public Hearing on October 15, 2021 to later celebrate the treatment in second reading for final legislative approval.

The accounting valuation as of June 30, 2021 does not reflect any of these potential changes, valuing the land with the same methodology as in previous years.

10. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2021 and 2020 were as follows:

	Owner occupied farmland (i)	Bearer plant (v)	Buildings and facilities	Machinery and equipment	Communication networks	Others (ii)	Total
Balance as of June 30, 2019	27,686	2,101	8,978	1,325	32,439	8,739	81,268
Costs	30,788	2,971	19,944	3,877	137,155	19,352	214,087
Accumulated depreciation	(3,102)	(870)	(10,966)	(2,552)	(104,716)	(10,613)	(132,819)
Net book amount at June 30, 2019	27,686	2,101	8,978	1,325	32,439	8,739	81,268

Additions	1,143	469	762	123	5,132	2,666	10,295
Disposals	(180)	-	(96)	(9)	(4,802)	(167)	(5,254)
Deconsolidation	-	-	(635)	(892)	-	(66)	(1,593)
Incorporation of assets by business combination	10,741	-	2,424	566	-	499	14,230
Currency translation adjustment	(1,332)	(357)	671	284	5,334	1,844	6,444
Transfers	(2,007)	(3)	(1,714)	(51)	566	(568)	(3,777)
Depreciation charge (iii)	(407)	(515)	(716)	(161)	(6,956)	(2,804)	(11,559)
Balance as of June 30, 2020	35,644	1,695	9,674	1,185	31,713	10,143	90,054

Costs	39,153	3,080	21,356	3,898	143,385	23,560	234,432
Accumulated depreciation	(3,509)	(1,385)	(11,682)	(2,713)	(111,672)	(13,417)	(144,378)
Net book amount at June 30, 2020	35,644	1,695	9,674	1,185	31,713	10,143	90,054

Additions	1,335	143	281	97	581	943	3,380
Disposals	(584)	-	(88)	(7)	(55)	(110)	(844)
Desconsolidation	(6,102)	-	(4,285)	(795)	(28,322)	(8,485)	(47,989)
Currency translation adjustment	(969)	-	(312)	(66)	(2,285)	(682)	(4,314)
Transfers	1,998	-	2,011	1	-	15	4,025
Depreciation charge (iii)	(413)	(470)	(448)	(119)	(1,632)	(1,115)	(4,197)
Balance as of June 30, 2021	30,909	1,368	6,833	296	-	709	40,115

Costs	33,523	2,593	10,351	2,905	-	1,572	50,944
Accumulated depreciation	(2,614)	(1,225)	(3,518)	(2,609)	-	(863)	(10,829)
Net book amount at June 30, 2021	30,909	1,368	6,833	296	-	709	40,115

(i)

On January 9, 2017, the INRA released a report declaring that Las Londras farm (4565 ha.), is within the area of the “Guarayos Forestry Reserve” and establishes that the property of Agropecuaria Acres del Sud S.A. should be reduced to 50 hectares, while the remaining acreage would be reverted upon as a fiscal land once the process is concluded. It should be noted that the report is preliminary and is subject to appeal by the interested parties. The Company exercising its rights presented an administrative filing and within the associations of producers that the company is part of. Recently a census was ordered in the affected area, but no definitive resolution was issued to delimit the reservation. At the same time, a claim was made to our sellers to respond for eviction by virtue of the declarations and guarantees granted at the time of the sale of the property.

(ii)	Includes furniture and fixtures and vehicles.
(iii)

Amortization charge was recognized in the amount of ARS 422 and ARS 8,875 under "Costs", in the amount of ARS 200 and ARS 1,178 under "General and administrative expenses" and ARS 7 and ARS 2,303 under "Selling expenses" as of June 30, 2021 and 2020, respectively in the Statements of Income (Note 27) and ARS 856 and ARS 1,108 were capitalized as part of biological assets’ cost. In addition, a charge of ARS 2,712 and ARS 18 was recognized under "Discontinued operations" as of June 30, 2021 and 2020, respectively.

(iv)	See Note 4. Includes other non-significant business combinations.
(v)	Corresponds to the plantation of sugarcane with a useful life of more than one year.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

11. Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2021 and 2020 were as follows:

	Completed properties	Properties under development (i)	Undeveloped properties	Total
As of June 30, 2019	4,034	3,593	4,957	12,584
Additions	36	2,463	846	3,345
Capitalized finance costs	-	140	-	140
Currency translation adjustment	454	50	816	1,320
Transfers	1,859	(1,487)	(50)	322
Desconsolidation	-	(233)	-	(233)
Disposals	(3,343)	(3,282)	(80)	(6,705)
As of June 30, 2020	3,040	1,244	6,489	10,773
Additions	-	408	397	805
Currency translation adjustment	(194)	(125)	(375)	(694)
Transfers	194	(194)	-	-
Desconsolidation	(2,128)	(142)	(5,420)	(7,690)
Disposals	(790)	(390)	(256)	(1,436)
As of June 30, 2021	122	801	835	1,758

	06.30.21	06.30.20
Non-current	1,644	7,294
Current	114	3,479
Total	1,758	10,773

(i)

Includes Zetol and Vista al Muelle plots of land, which have been mortgaged to secure Group's borrowings. The net book value amounted to ARS 801 and ARS 865 as of June 30, 2021 and 2020, respectively. Additionally, the Group has contractual obligations not provisioned related to these plot of lands committed when certain properties were acquired or real estate projects were approved, and amount to ARS 906 and ARS 1,039, respectively. During 2021, infrastructure works have been started in the a and b sector that are estimated to be completed by the end of 2021 and the beginning of 2022, together with the delivery of the units built in tower 1 by the interchange, this allows us to give better access to the area that will help advance the development that is taking place in the area.

12. Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2021 and 2020 were as follows:

	Goodwill business	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total
Balance as of June 30, 2019	10,111	9,788	3,458	4,733	5,789	5,199	39,078
Costs	10,111	10,610	14,451	22,683	12,635	13,507	83,997
Accumulated depreciation	-	(822)	(10,993)	(17,950)	(6,846)	(8,308)	(44,919)
Net book amount at June 30, 2019	10,111	9,788	3,458	4,733	5,789	5,199	39,078

Additions	-	-	-	-	2,361	4,453	6,814
Disposals	-	-	-	(27)	(206)	-	(233)
Deconsolidation	(4,895)	-	-	-	(33)	-	(4,928)
Transfers	2	-	-	-	14	(96)	(80)
Assets incorporated by business combination	17	-	-	57	29	-	103
Currency translation adjustment	3,509	1,852	596	649	999	1,038	8,643
Depreciation charge (i)	-	(183)	(419)	(1,694)	(2,561)	(2,196)	(7,053)
Balance as of June 30, 2020	8,744	11,457	3,635	3,718	6,392	8,398	42,344

Costs	8,744	12,462	15,047	23,362	15,799	18,902	94,316
Accumulated depreciation	-	(1,005)	(11,412)	(19,644)	(9,407)	(10,504)	(51,972)
Net book amount at June 30, 2020	8,744	11,457	3,635	3,718	6,392	8,398	42,344

Additions	-	-	-	28	486	1,704	2,218
Disposals	-	-	-	-	(111)	-	(111)
Deconsolidation	(8,479)	(10,614)	(3,292)	(3,141)	(4,654)	(6,366)	(36,546)
Devaluation	(40)	-	-	-	-	-	(40)
Transfers	-	-	-	-	(2)	-	(2)
Currency translation adjustment	161	(815)	(260)	(273)	(695)	(598)	(2,480)
Depreciation charge (i)	-	(28)	(83)	(332)	(1,152)	(798)	(2,393)
Balance as of June 30, 2021	386	-	-	-	264	2,340	2,990

Costs	386	-	-	-	1,036	2,864	4,286
Accumulated depreciation	-	-	-	-	(772)	(524)	(1,296)
Net book amount at June 30, 2021	386	-	-	-	264	2,340	2,990

(i)

Amortization charge was recognized in the amount of ARS 51 and ARS 515 under "Costs", in the amount of ARS 78 and ARS 2,483 under "General and administrative expenses" and ARS 1 and ARS 4,055 under "Selling expenses" as of June 30, 2021 and 2020, respectively in the Statements of Income (Note 27). In addition, a charge of ARS 2,263 was recognized under "discontinued operations" as of June 30, 2019.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

13. Rights of use of assets

Below is the composition of the rights of use of the Group´s assets as of June 30, 2021 and June 30, 2020:

	06.30.21	06.30.20
Farmland	3,343	3,045
Offices, shopping malls and other buildings	11	6,182
Communication networks	-	16,528
Machinery and equipment	62	51
Others	841	7,130
Right of use assets	4,257	32,936

Non-current	4,257	32,936
Total	4,257	32,936

Changes in the Group´s rights of use during the fiscal year ended June 30, 2021 and June 30,2020 , were as follows:

	06.30.21	06.30.20
Beginning of the year	32,936	24,594
Additions	2,611	13,306
Disposals	(84)	(6)
Transfer	-	246
Previsions	(76)	104
Depreciation charges	(1,757)	(7,457)
Currency translation adjustment	(4,009)	2,036
Deconsolidation	(25,853)	(63)
Valorization	489	176
End of the year	4,257	32,936

Depreciation charge for rights of use is detailed below:

	06.30.21	06.30.20
Farmland	1,203	382
Offices, shopping malls and other buildings	1	808
Communication networks	410	4,738
Machinery and equipment	35	-
Others	108	1,529
Depreciation charge of right of use assets (i)	1,757	7,457

(i)	Includes charge charged to the result of discontinued operations for ARS 68 and ARS 4,722 as of June 30, 2021 and 2020 respectively.

Other charges to income related to rights of use were as follows:

	06.30.21	06.30.20
Right of use interests	257	(201)
Results from short-term leases	(62)	29,454
Results from variable leases not recognized as lease liabilities	(389)	1,197

The average discount rate and the term of liability for lease recognized as of June 30, 2021 are detailed below:

Agricultural business		Operations Center Argentina
Average discount rate	Maturity date	Average discount rate	Maturity date
5.8%	2022-2050	10.61%	2023-2041

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

14. Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the years ended June 30, 2021 and 2020 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Balance as of June 30, 2019	210	2,645	1,642	3,559	304	51	8,411

Non-current (Production)	-	-	-	2,619	41	51	2,711
Current (Consumable)	210	2,645	1,642	940	263	-	5,700
Balance as of June 30, 2019	210	2,645	1,642	3,559	304	51	8,411

Transfers	(218)	218	-	-	-	-	-
Purchases	-	-	-	264	165	-	429
Initial recognition and changes in the fair value of biological assets	-	1,971	1,867	273	116	-	4,227
Decrease due to harvest	-	(14,299)	(5,179)	-	-	-	(19,478)
Sales	-	-	-	(2,415)	(2)	-	(2,417)
Consumptions	-	-	-	(6)	(539)	(11)	(556)
Costs for the year	659	11,331	3,558	1,613	-	8	17,169
Incorporation by business combination	-	93	-	-	-	-	93
Foreign exchange (loss)	(287)	(350)	(343)	(91)	-	-	(1,071)
Balance as of June 30, 2020	364	1,609	1,545	3,197	44	48	6,807

Non-current (Production)	-	-	-	2,553	41	48	2,642
Current (Consumable)	364	1,609	1,545	644	3	-	4,165
Balance as of June 30, 2020	364	1,609	1,545	3,197	44	48	6,807

Transfers	(642)	642	-	-	-	-	-
Purchases	-	-	-	538	6	-	544
Initial recognition and changes in the fair value of biological assets	-	11,108	2,645	688	14	-	14,455
Decrease due to harvest	-	(23,524)	(5,152)	-	-	-	(28,676)
Sales	-	-	-	(2,380)	(3)	-	(2,383)
Consumptions	-	-	-	(10)	-	(8)	(18)
Costs for the year	447	14,044	3,264	1,638	-	4	19,397
Foreign exchange (loss)/ gain	(76)	(97)	22	(10)	-	-	(161)
Balance as of June 30, 2021	93	3,782	2,324	3,661	61	44	9,965

Non-current (Production)	-	-	-	3,147	56	44	3,247
Current (Consumable)	93	3,782	2,324	514	5	-	6,718
Balance as of June 30, 2021	93	3,782	2,324	3,661	61	44	9,965

(i)

Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS 702 and ARS 389 for the fiscal years ended June 30, 2021 and 2020, respectively. For the fiscal years ended June 30, 2021 and 2020, amounts of ARS 1,258 and ARS 407, was attributable to price changes, and amounts of ARS (556) and ARS (18), was attributable to physical changes generated by production result, respectively.

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

During years ended June 30, 2021 and 2020, there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to ARS 28,688 and ARS 19,497 for the years ended June 30, 2021 and 2020, respectively.

When no quoted prices are available in an active market, the Group uses a range of valuation models. The following table presents main parameters:

				Sensitivity (i)
				06.30.21		06.30.20
Description	Valuation technique	Parameters	Range	Increase	Decrease	Increase	Decrease
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category
Sown land-crops (Level 3)	Discounted cash flows	Yields - Operating costs -	Argentina
		Selling expenses -	Yields: 0.38 - 12.59 tn./ha.	259	(259)	129	(129)
		Future of sale prices	Future of sale prices: 2,156 - 98,040 $/tn	326	(326)	185	(185)
			Operating cost: 6,823 - 46,152 $/ha	(118)	118	(76)	76
			Brazil:
			Yields: 1.02 - 5.55 tn./ha.	346	(346)	-	-
			Future of sale prices: 1,049 - 4,344 USD/tn.	177	(177)	-	-
			Operating cost: 629 - 1,633 USD./ha.	(221)	221	-	-
Sugarcane fields (Level 3)	Discounted cash flows	Yields - Operating costs -	Brazil:
		Selling expenses -	Yields: 83.00 tn/ha	954	(954)	213	(213)
		Future of sale prices -	Future of sale prices: 123.16 Rs./tn.	536	(536)	311	(311)
		Discount rate	Operating cost: 63.12 Rs./tn.	(631)	631	(240)	240
			Bolivia:
			Yields: 65 - 104 tn./ha.	-	-	20	(20)
			Future of sale prices: 22.56 USD/tn	-	-	41	(41)
			Operating cost: 445 - 461 USD/ha.	-	-	(23)	23

(i)	Sensitivities for the biological assets measured at Level 3 have been modeled considering a 10% change in the indicated variable, all else being equal.

As of June 30, 2021 and 2020, the better and maximum use of biological assets shall not significantly differ from the current use.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

15. Inventories

Breakdown of Group’s inventories as of June 30, 2021 and 2020 are as follows:

	06.30.21	06.30.20
Crops	7,125	4,051
Materials and supplies	3,561	2,929
Sugarcane	-	6
Agricultural inventories	10,686	6,986
Telephones and other communication equipment	-	2,574
Fruit	-	4,063
Total inventories	10,686	13,623

As of June 30, 2021 and 2020 the cost of inventories recognized as expense amounted to ARS 22,565 and ARS 20,453, respectively and have been included in “Costs” in the Statements of Income and Other Comprehensive Income.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2021 are as follows:

	Financial assets at amortized	Financial assets at fair value through profit or loss			Subtotal financial	Non-financial
	cost	Level 1	Level 2	Level 3	assets	assets	Total
June 30, 2021
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	24,957	-	-	-	24,957	9,480	34,437
Investment in financial assets:
- Public companies’ securities	-	1,113	-	-	1,113	-	1,113
- Bonds	-	820	-	-	820	-	820
- Mutual funds	-	38	-	-	38	-	38
-Others	110	605	-	48	763	-	763
Derivative financial instruments:
- Crops options contracts	-	179	-	-	179	-	179
- Crops futures contracts	-	154	-	-	154	-	154
- Foreign-currency options contracts	-	49	-	-	49	-	49
- Foreign-currency future contracts	-	314	-	-	314	-	314
- Swaps	-	-	12	-	12	-	12
Restricted assets (i)	202	-	-	-	202	-	202
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	6,513	-	-	-	6,513	-	6,513
- Short-term investments	-	21,016	-	-	21,016	-	21,016
Total assets	31,782	24,288	12	48	56,130	9,480	65,610

	Financial liabilities at amortized	Financial liabilities at fair value through profit or loss			Subtotal financial	Non-financial
	cost	Level 1	Level 2	Level 3	liabilities	liabilities	Total
June 30, 2021
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	15,467	-	-	-	15,467	6,368	21,835
Borrowings (Note 22)	118,668	-	-	-	118,668	-	118,668
Derivative financial instruments:
- Crops options contracts	-	164	95	-	259	-	259
- Crops futures contracts	-	717	-	-	717	-	717
- Foreign-currency options contracts	-	32	-	-	32	-	32
- Foreign-currency future contracts	-	12	-	-	12	-	12
- Swaps	-	50	58	-	108	-	108
Total liabilities	134,135	975	153	-	135,263	6,368	141,631

Financial assets and financial liabilities as of June 30, 2020 were as follows

	Financial assets at amortized	Financial assets at fair value through profit or loss			Subtotal financial	Non-financial
	cost	Level 1	Level 2	Level 3	assets	assets	Total
June 30, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	86,754	-	-	-	86,754	25,736	112,490
Investment in financial assets:
- Equity securities in public companies	-	862	345	-	1,207	-	1,207
- Equity securities in private companies	-	-	-	4,371	4,371	-	4,371
- Deposits	1,436	92	-	-	1,528	-	1,528
- Bonds	-	11,750	2,169	-	13,919	-	13,919
- Mutual funds	-	6,691	-	-	6,691	-	6,691
- Others	-	3,323	1,217	348	4,888	-	4,888
Derivative financial instruments:
- Crops futures contracts	-	128	-	-	128	-	128
- Swaps	-	23	-	-	23	-	23
- Crops options contracts	-	24	192	-	216	-	216
- Foreign-currency options contracts	-	-	26	-	26	-	26
- Foreign-currency future contracts	-	-	-	213	213	-	213
- Others	92	-	30	-	122	-	122
Restricted assets (i)	12,234	-	-	-	12,234	-	12,234
Financial assets held for sale
- Clal	-	5,072	-	-	5,072	-	5,072
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	40,601	-	-	-	40,601	-	40,601
- Short-term investments	95,775	15,215	-	-	110,990	-	110,990
Total assets	236,892	43,180	3,979	4,932	288,983	25,736	314,719

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized	Financial liabilities at fair value through profit or loss			Subtotal financial	Non-financial
	cost	Level 1	Level 2	Level 3	liabilities	liabilities	Total
June 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	46,454	-	-	-	46,454	11,837	58,291
Borrowings (Note 22)	629,048	-	-	-	629,048	-	629,048
Derivative financial instruments:
- Crops futures contracts	-	107	-	-	107	-	107
- Forward contracts	-	53	-	-	53	-	53
- Crops options contracts	-	259	75	-	334	-	334
- Foreign-currency options contracts	-	-	143	-	143	-	143
- Swaps	-	-	92	-	92	-	92
- Others	-	-	1,436	30	1,466	-	1,466
Total liabilities	675,502	419	1,746	30	677,697	11,837	689,534

(i)	The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 22).
(ii)	Corresponds to deposits in guarantee and escrows.

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.21			06.30.20
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	27,904	(2,947)	24,957	90,565	(3,811)	86,754
Financial liabilities
Trade and other payables	18,414	(2,947)	15,467	50,264	(3,810)	46,454

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2021
Interest income	656	-	656
Interest earned on operating credits	3,085	-	3,085
Interest expenses	(14,207)	-	(14,207)
Foreign exchange, net	10,484	-	10,484
Dividends income	1	-	1
Fair value gains financial assets at fair value through profit or loss	-	10,088	10,088
Loss from repurchase of Non-convertible Notes	(25)	-	(25)
Loss on financial instruments derived from commodities	-	(4,551)	(4,551)
Loss from derivative financial instruments, net	-	(477)	(477)
Other financial costs	(1,355)	-	(1,355)
Net result (i)	(1,361)	5,060	3,699

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2020
Interest income	440	-	440
Interest earned on operating credits	1,941	-	1,941
Interest expenses	(14,506)	-	(14,506)
Foreign exchange, net	(15,188)	-	(15,188)
Dividends income	20	-	20
Fair value gains financial assets at fair value through profit or loss	-	1,431	1,431
Gain from repurchase of Non-convertible Notes	138	-	138
Gain on financial instruments derived from commodities	-	659	659
Loss from derivative financial instruments, net	-	(2,091)	(2,091)
Other financial costs	(981)	-	(981)
Net result (i)	(28,136)	(1)	(28,137)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2019
Interest income	289	-	289
Interest earned on operating credits	903	-	903
Interest expenses	(10,039)	-	(10,039)
Foreign exchange, net	3,433	-	3,433
Dividends income	20	-	20
Capitalized finance costs	354	-	354
Fair value loss in financial assets at fair value through profit or loss	-	(5,326)	(5,326)
Gain from derivative financial instruments, net	-	782	782
Gain from repurchase of Non-convertible Notes	112	-	112
Gain on financial instruments derived from commodities	-	669	669
Other financial income	3	-	3
Other financial costs	(805)	-	(805)
Net result (i)	(5,730)	(3,875)	(9,605)

The following table presents the changes in Level 3 financial instruments as of June 30, 2021 and 2020:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	Investments in financial assets - Others	Investments in financial assets - Warrants	Total
Balance as of June 30, 2019	(104)	3,920	2,202	204	6,222
Additions and acquisitions	-	53	-	-	53
Transfer to level	-	-	-	527	527
Currency translation adjustment	(10)	714	158	368	1,230
Write off	-	-	(1,467)	(916)	(2,383)
Gains and losses recognized in the year (i)	84	(318)	(545)	30	(749)
Balance as of June 30, 2020	(30)	4,369	348	213	4,900
Currency translation adjustment	-	-	(4)	-	(4)
Write off	30	(4,369)	(305)	(213)	(4,857)
Gains and losses recognized in the year (i)	-	-	9	-	9
Balance as of June 30, 2021	-	-	48	-	48

(i)	Included within “Financial results, net” in the Statements of income and Other Comprehensive Income.

During the fiscal year ended June 30, 2021 and 2020, there were no transfers from level 3 to level 1 when they began trading. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

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

As of June 30, 2021, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

17. Trade and other receivables

Group’s trade and other receivables as of June 30, 2021 and 2020 were as follows:

	06.30.21	06.30.20
Trade, leases and services receivable	21,147	68,975
Less: allowance for doubtful accounts	(999)	(5,783)
Total trade receivables	20,148	63,192
Prepayments	4,913	17,782
Loans, deposits and others	3,639	11,478
Contributions pending integration	10	-
Guarantee deposits	1	5
Tax receivables	2,547	2,325
Others	2,180	11,925
Total other receivables	13,290	43,515
Total trade and other receivables	33,438	106,707

Non-current	10,715	41,044
Current	22,723	65,663
Total	33,438	106,707

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 34.

The fair value of current receivables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

Trade accounts receivables are generally presented in the Statements of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	06.30.21	06.30.20
Beginning of the year	5,783	4,064
Incorporation by business combination	-	(270)
Additions (i)	863	1,624
Recovery (i)	(642)	(170)
Currency translation adjustment	132	1,657
Deconsolidation	(4,644)	(30)
Utilization	(28)	(1,081)
Inflation adjustment	(392)	(38)
Transfers to assets held for sale	(73)	27
End of the year	999	5,783

(i)	The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Statements of Income and Other Comprehensive Income (Note.27).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2021 and 2020 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Statement of Financial Position):

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	1,119	367	678	5,650	961	8,775	41.5%
Sale of properties and developments	-	-	-	8,922	-	8,922	42.2%
Agricultural products	-	-	-	3,412	38	3,450	16.3%
Total as of 06.30.21	1,119	367	678	17,984	999	21,147	100%

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	905	101	173	3,985	1,206	6,370	9.24%
Sale of properties and developments	284	8	8	8,420	2	8,722	12.65%
Sale of communication equipment	-	-	-	20,538	703	21,241	30.80%
Communication services	2,230	-	671	18,384	3,808	25,093	36.38%
Agricultural products	2,360	397	183	4,545	64	7,549	10.94%
Total as of 06.30.20	5,779	506	1,035	55,872	5,783	68,975	100%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

18. Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2021, 2020 and 2019.

	Note	06.30.21	06.30.20	06.30.19
(Loss)/ profit for the year		(24,502)	30,042	(61,177)
Profit / (loss) from discontinued operations		8,257	5,080	(4,334)
Adjustments for:
Income tax	23	27,940	11,948	820
Amortization and depreciation	27	3,452	2,947	735
Gain from disposal of trading properties		-	-	(960)
Net loss / (gain) from fair value adjustment of investment properties	9	2,246	(51,040)	58,033
Share-based compensation		-	-	94
Changes in the fair value of investments in financial assets		-	1,541	(629)
Disposal of property, plant and equipment		-	-	(4)
(Gain) / loss from disposal of subsidiary and associates		(37)	-	225
Gain from disposal of trading properties		(6)	-	(4)
Impairment of goodwill		-	-	277
Financial results, net		(4,517)	26,960	9,972
Provisions and allowances		494	1,473	1,295
Share of loss / (profit) of associates and joint ventures	8	4,435	(11,060)	10,778
Loss from repurchase of Non-convertible Notes		25	2	-
Gain from valuation at fair value of financial assets with changes in results		(4,850)	-	-
Changes in net realizable value of agricultural products after harvest		590	(987)	64
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(12,311)	(4,991)	(3,436)
Unrealized gain from derivative financial instruments		573	54	440
Other operating results		336	394	236
Gain from disposal of farmlands		(1,310)	(1,259)	(998)
Granting Plan of actions		47	-	-
Changes in operating assets and liabilities:
(Increase)/ Decrease in inventories		(4,639)	1,104	(1,557)
Increase in trading properties		(28)	(592)	(279)
Decrease in biological assets		9,013	7,520	2,019
Increase in restricted assets		-	(1,750)	-
Decrease in trade and other receivables		4,184	8,053	666
Increase / (Decrease) in trade and other payables		653	(4,380)	(5,396)
Decrease in salaries and social security liabilities		(322)	(545)	(57)
Decrease in provisions		(155)	(879)	(166)
(Decrease)/ Increase in lease liabilities		(1,635)	89	-
Net variation in derivative financial instruments		(1,996)	164	238
Increase in right of use		(50)	(1,581)	-
Net cash generated from continuing operating activities before income tax paid		5,887	18,307	6,895
Net cash generated from discontinued operating activities before income tax paid		3,290	36,342	33,585
Net cash generated from operating activities before income tax paid		9,177	54,649	40,480

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows balances incorporated as result of business combination / deconsolidation or reclassification of assets and liabilities held for sale of subsidiaries:

	06.30.21	06.30.20	06.30.19
Investment properties	117,547	233,714	(14,634)
Property, plant and equipment	47,989	(11,680)	(93,178)
Trading properties	7,690	233	-
Intangible assets	36,546	4,854	(20,666)
Right-of-use assets	25,853	(5,973)	-
Investments in associates and joint ventures	48,443	3,781	(1,220)
Biological Assets	-	(111)	-
Deferred income tax assets	568	2	(404)
Income tax credit	426	-	-
Restricted assets	8,400	321	(305)
Trade and other receivables	70,693	(13,019)	(39,659)
Investments in financial assets	31,643	20,343	(9,506)
Derivative financial instruments	368	-	-
Inventories	4,712	(3,259)	(19,691)
Group of assets held for sale	55,028	-	-
Borrowings	(425,321)	(130,698)	70,300
Lease liabilities	(23,696)	3,120	-
Deferred income tax liabilities	(16,261)	(29,863)	9,338
Trade and other payables	(30,751)	3,331	76,449
Income tax liabilities	(596)	(149)	24
Provisions	(7,095)	69	1,442
Employee benefits	(624)	161	4,190
Derivative financial instruments	(624)	(56)	(77)
Salaries and social security liabilities	(4,427)	105	7,979
Group of liabilities held for sale	(28,805)	-	-
Net value of incorporated assets that do not affect cash	(82,294)	75,226	(29,618)
Cash and cash equivalents	(145,330)	(6,598)	(18,550)
Non-controlling interest	(62,519)	76,219	24,477
Goodwill	-	521	246
Net value of incorporated assets/ disposal assets	(290,143)	145,368	(23,445)
Interest held before acquisition	-	-	(1,575)
Seller financing	-	-	(126)
Foreign exchange gain	-	-	904
Fair value of interest held before business combination	-	-	(1,891)
Net (outflow) inflow of cash and cash equivalents / assets and liabilities held for sale	(290,143)	145,368	(26,133)

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2021, 2020 and 2019:

	06.30.21	06.30.20	06.30.19
Dividends not collected	-	(602)	(451)
Increase in investment properties through an increase in borrowings	-	-	351
Inssuance of non-convertible notes through an antipated payment of non-convertible notes	-	-	5,038
Increase/ (Decrease) in participation in subsidiaries, associates and joint ventures due to currency translation adjustment	3,570	(2,351)	1,394
Increase in other reserves through an increase in investments in associates and joint ventures	5,911	-	-
Increase in intangible assets through a decrease in investment in associates	817	-	-
Decrease in property, plant and equipment through an increase in tax credits and liabilities	460	-	-
Increase in property, plant and equipment through a decrease in investment properties	2,219	-	20
Decrease in property, plant and equipment through an increase in equity	240	-	-
Decrease trade and other receivables through a decrease in lease liabilities	18	-	-
Increase in financial instruments through a decrease in trade and other receivables with related parties	43	-	-
Increase in trading properties through an increase in borrowings	61	18	26
Dividends in shares distribution	727	885	-
Increase in investment properties through an increase in borrowings	407	122	-
Increase in rights of use assets through an increase in lease liabilities	2,015	12,153	-
Increase in property, plant and equipment through an increase in trade and other payables	-	1,110	1,281
Increase in trading properties through a decrease in investment properties	-	-	146
Increase in investment properties through an increase in trade and other payables	-	1,068	1,574
Increase in intangible assets through a decrease in trading properties	-	-	3,922
Decrease in investment in subsidiaries through a decrease in trade and other payables	-	-	1,198
Changes in non-controlling interest through a decrease in trade and other receivables	-	-	-
Distribution of dividends to non-controlling shareholders´ pending payment	-	2,645	(511)
Increase in property, plant and equipment through an increase in borrowings	-	-	9
Decrease in associates and joint ventures through an increase in assets held for sale	-	3,111	-
Increase in participation in subsidiaries, associates and joint ventures due to an increase in the reserve share-based payments	-	(6)	-
Decrease in borrowings through a decrease in financial assets	-	3,686	-
Increase in investment properties through a decrease in financial assets	-	418	-
Increase in intangible assets through an increase in trade and other payables	-	742	-
Increase in investment in associates through loss of control in subsidiaries	-	2,004	-
Acquisition of investment properties through a decrease in trade and other receivables	-	42	862
Inssuance of non-convertible notes	-	32	-
Increase in investment in associates through a decrease in investments in financial assets	-	1,283	-
Increase in investments in financial assets through a decrease in investment properties	-	1,784	-
Increase in rights of use assets through an increase in lease liabilities - Adjustment of opening balances (IFRS 16)	-	21,214	-

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

19. Shareholders’ Equity

Share capital and share premium

The Group's share capital is represented by ordinary shares with a nominal value of 1 peso per share and one vote each.

On February 17, 2021, the Company announced the launch of its public offering of shares for up to 90 million shares (or the equivalent of 9 million ADS) and 90,000,000 options to subscribe for new common shares, to registered holders as of February 19, 2021. Each right corresponding to one share (or ADS) allowed its holder to subscribe 0.1794105273 new ordinary shares and receive, free of charge, an option with the right to subscribe 1 additional ordinary share in the future. The final subscription price for the new shares was ARS 70.31 or USD 0.472 and for the new ADS it was USD 4.72. The new registered shares, with a nominal value of ARS 1 (one peso) each and with the right to one vote per share, give the right to receive dividends on the same terms as the current shares in circulation.

On March 5, 2021, having concluded the period to exercise the pre-emptive subscription right, the Company's shareholders have subscribed under the pre-emptive right the amount of 87,264,898 new shares, that is, 97% of the shares offered. , and have requested through the right to accrue 26,017,220 additional new shares, for which 2,735,102 new shares were issued, thus completing the issuance of all 90,000,000 new shares (or their equivalent in ADSs ) offered.

Likewise, 90,000,000 options were issued that will empower holders through their exercise to acquire up to 90,000,000 new shares. The exercise price of the options is USD 0.566. The options may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September and November of each year (provided that said dates are business days in the city. of New York and in the Autonomous City of Buenos Aires) until maturity 5 years from the date of issue. These options have been considered as equity instruments.

The Company received all the funds in the amount of ARS 4,642 (net of ARS 65 for issuance expenses) and issued the new shares, increasing the capital stock to 591,642,804 million

Inflation adjustment of share capital

The inflation adjustment related to share capital is allocated to an inflation adjustment reserve that forms part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company

Treasury shares

On December 5, 2018, the Board of Directors of Cresud approved the repurchase of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares, under the terms of Article 64 of Law No. 26,831 and the CNV rules, for up to a maximum amount of ARS 429 million and up to 10% of the share capital in the form of ordinary shares or American Depositary Shares (“ADS”) representative of 10 shares each, up to daily limit of up to 25% of the average volume of daily transactions that the Company's shares have experienced, jointly in the listed markets, during the previous 90 business days, and at a maximum price of up to USD 15.50 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the exchange rate of the National Bank of at each period. Also, on March 1, 2019, the Board of Directors of Cresud approved the extension of the repurchase term for a period of 30 days in addition to the timely approved.

On March 13, 2019, the above mention plan was completed and the Company acquired the equivalent of 6,394,009 common shares representing 99.97% of the approved program and 1.27% of Cresud's share capital, which correspond to 1,095,009 ordinary shares for a total of ARS 74 and 529,900 ADRs (representing 5,299,000 ordinary shares) for a total of USD 6.5 (equivalent to ARS 354).

On March 14, 2019, the Board of Directors of Cresud approved a new repurchase of shares by the Company and established the terms and conditions for the acquisition of treasury shares by the Company, under the terms of Article 64 of the Law No. 26,831 and the CNV rules, for up to a maximum amount of ARS 429 million and up to 10% of the share capital in the form of ordinary shares or ADS, up to a daily limit of up to 25% of the average volume of transactions daily that have experienced the shares of the Company, jointly in the markets that it quotes, during the previous 90 business days, and to a maximum of up to USD 15.50 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the exchange rate of the National Bank of at each period. The repurchase period was set in up to 90 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

On June 26, 2019, the repurchase plan was completed, and the Company acquired the equivalent of 6,712,465 ordinary shares representing 99.96% of the approved program and 1.34% of Cresud's share capital which correspond to 3,824,035 ordinary shares for a total of ARS 244 and 288,843 ADRs (representative of 2,888,430 ordinary shares) for a total of USD 2.9 (equivalent to ARS 184).

During the fiscal year ended June 30, 2019, the Company acquired 3,211,786 ordinary shares (NPV $ 1 per share) for a total of ARS 198.36 and 1,433,874 ADRs (representing 14,338,740 ordinary shares) in various transactions. for a total of USD 27.19 (equivalent to ARS 892.12), completing the terms and conditions of the own share buy-back plan. As of the date of issuance of these financial statements, no deadline has been established for the sale of the acquired shares.

Warrants

Common stock purchase options (warrants), issued by IRSA with common shares during the fiscal year and treated as equity instruments, are recorded as a separate component of the equity and are measured at cost; represented by fair value on the issue date using the Black-Scholes pricing model, which incorporates certain inputs assumptions, including shares price and volatility, risk-free interest rate, and warrant maturity.

At the time of the exercise of the warrants by the holders, the warrants are transferred to share capital for the nominal value of the issued shares and the difference with the product is recognized in the share premium.

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destinated to constitute a legal reserve until it reaches the legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of this reserve.

Special reserve

The CNV, through General Ruling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, IASB for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Group has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1, 2012, with the transition date being July 1, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded in due course amounted to ARS 993, which as of June 30, 2018 were fully used to absorb the negative balances in the retained earnings account. During fiscal year ended June 30, 2018, the Company’s Board of Directors decided to change the accounting policy of investment property from the cost method to the fair value method, as allowed by IAS 40.

For this reason, as of the transition date, figures have been modified and, hence, the special reserve as set forth by General Ruling CNV N° 609/12 has been increased to ARS 6,622, which may only be reversed to be capitalized or to absorb potential negative balances under retained earnings. Your amount as of June 30, 2021 and 2020 is ARS 1,157

Dividends

During the year ended June 30, 2021, 2020 and 2019 there was no dividend distribution.

Distribution of treasury shares

In accordance with the resolutions Shareholders' Meeting held on October 30, 2019 and the provisions of the Board of Directors of Cresud on the same day, the distribution of treasury stock of the Company duly acquired by a company took place on November 13, 2019. The number of shares distributed was 13,000,000, which constitutes 0.026 shares per ordinary share and 0.26 per ADS, and a percentage of 2.59% of the capital of ARS 502 and 2.66% of the net capital which exclude treasury shares of ARS 499. During the fiscal year ended June 30, 2021, no treasury shares were distributed in the portfolio.

Additional paid-in capital from treasury shares

When the treasury shares are sold, the difference between the net realization value of the treasury shares sold and their acquisition cost will be allocated, both in the case of positive or negative results, to an account of non-capitalized contributions. of the owners that will be denominated " Additional paid-in capital from treasury shares".

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

20. Trade and other payables

Group’s trade and other payables as of June 30, 2021 and 2020 were as follows:

	06.30.21	06.30.20
Trade payables	9,381	34,020
Advances from sales, leases and services	3,538	2,962
Construction obligations	-	611
Accrued invoices	3,001	1,834
Deferred income	-	213
Admission fees	1,080	1,528
Deposits in guarantee	90	152
Total trade payables	17,090	41,320
Dividends payable to non-controlling interests	919	534
Tax payables	1,747	1,133
Director's fees	153	204
Management fees	-	286
Others	1,926	14,814
Total other payables	4,745	16,971
Total trade and other payables	21,835	58,291

Non-current	2,250	4,485
Current	19,585	53,806
Total	21,835	58,291

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

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation (iii)	Other provisions (v)	Total
June 30, 2019	3,645	13,009	514	3,793	20,961
Additions	706	-	50	-	756
Transfers	(27)	-	-	-	(27)
Incorporated by business combinations	86	-	-	-	86
Share of loss of associates and joint ventures	-	(11,206)	-	-	(11,206)
Used during the year	(1,048)	(1,529)	-	(272)	(2,849)
Inflation adjustment	(120)	-	-	-	(120)
Currency translation adjustment	552	(248)	108	299	711
As of June 30, 2020	3,794	26	672	3,820	8,312
Additions	480	-	28	(111)	397
Transfers	(2)	-	-	-	(2)
Deconsolidation (see Note 4)	(3,093)	-	(653)	(3,349)	(7,095)
Used during the year	(145)	(12)	-	(28)	(185)
Inflation adjustment	(130)	-	-	-	(130)
Transfer to / of assets available for sale	6	-	-	-	6
Currency translation adjustment	(384)	-	(47)	(332)	(763)
As of June 30, 2021	526	14	-	-	540

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.21	06.30.20
Non-current	389	4,643
Current	151	3,669
Total	540	8,312

(i)	Additions and recoveries are included in "Other operating results, net"
(ii)	Corresponds to the equity interest in Puerto Retiro in 2021 and 2020. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".
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

Trial and Preventive Seizure - Province of Salta

The contracts with the state company Salta Forestal SA by means of which rural real estate was given in concession to Cresud, the Governor of the Province of Salta has decreed through decrees 815/20, 395/21, 396/21, 397/21 and 398 / 21 reject the hierarchical appeals filed by Cresud against the payment of the royalties made by Salta Forestal SA and, depending on the campaign, by the Ministry of Agrarian Affairs for the 2013/2014, 2014/2015, 2015/2016, 2016/2017 campaigns , 2017/2018, 2018/2019 and 2019/2020 of corn, soybean and / or sorghum crops. In this context, Cresud has initiated the judicial challenge of these decrees and the province of Salta has initiated an executive and freezing lawsuit for the amounts of the controversial fees. To date, embargoes have been filed under the Expte. 726737/20 and in relation to decree 815/20 for the sum of ARS 42 and within the framework of Expte. N ° 739946/21 and in relation to decree 395/21 the sum of ARS 38. In this line and based on the decrees issued by the Government of Salta and according to the information provided by our external advisory lawyers, the contingency is foreseen at closing in the amount of ARS 221.

22. Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2021 and 2020 was as follows:

	Book value		Fair value
	06.30.21	06.30.20	06.30.21	06.30.20
Non-convertible notes	89,276	515,228	85,620	415,835
Bank loans and others	18,231	104,966	18,231	88,549
Bank overdrafts	9,312	6,433	9,312	6,433
Other borrowings	1,849	2,421	1,849	9,772
Total borrowings (i)	118,668	629,048	115,012	520,589

Non-current	73,233	481,268
Current	45,435	147,780
Total	118,668	629,048

(i)	As of June 2020, includes ARS 468,134 corresponding to the Operations Center in Israel.

As of June 30, 2021 and 2020, total borrowings include collateralized liabilities (seller financing and bank loans) of ARS 20,701 and ARS 22,410, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 9 and 10).

The maturity of the Group's borrowings is as follows:

	06.30.21	06.30.20

Capital:
Less than one year	43,275	144,814
Between 1 and 2 years	56,280	96,424
Between 2 and 3 years	13,129	165,720
Between 3 and 4 years	1,812	53,916
Between 4 and 5 years	1,705	48,557
More than 5 years	86	116,217
	116,287	625,648
Accrued interest:
Less than one year	2,160	2,966
Between 1 and 2 years	121	95
Between 2 and 3 years	13	134
Between 3 and 4 years	45	42
Between 4 and 5 years	6	66
More than 5 years	36	97
	2,381	3,400
	118,668	629,048

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of evolution of borrowing during the years ended June 30, 2021 and 2020:

	06.30.21	06.30.20
Balance at the beginning of the year	629,048	717,653
Borrowings	56,677	71,761
Payment of borrowings	(93,577)	(109,030)
Collection / (payment) of short term loans, net	8,160	(3,693)
Interests paid	(20,539)	(32,907)
Accrued interests	16,564	36,584
Currency translation adjustment and exchange differences, net	(44,091)	112,430
Deconsolidation	(425,333)	(143,355)
Financial assets activation	468	-
Repurchase of non-convertible notes	362	(20,493)
Inflation adjustment	(9,233)	(1,500)
Incorporation by business combination	-	2,830
Transfer to / from assets held for sale	-	(1,232)
Reclassifications and other movements	162	-
Balance at the end of the year	118,668	629,048

The following tables shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2021 and 2020.

	06.30.21
	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	18,061	-	-	-	18,061
Brazilian Reais	-	5,616	-	-	5,616
US Dollar	84,609	49	715	50	85,423
Subtotal fixed-rate borrowings	102,670	5,665	715	50	109,100
Floating rate:	-
Argentine Peso	205	-	-	-	205
Brazilian Reais	-	7,134	-	-	7,134
US Dollar	2,027	-	-	202	2,229
Subtotal floating rate borrowings	2,232	7,134	-	202	9,568
Total borrowings	104,902	12,799	715	252	118,668

	06.30.20
	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	NIS	Total
Fixed rate:
Argentine Peso	11,705	-	-	-	-	11,705
Brazilian Reais	-	2,394	-	-	-	2,394
US Dollar	129,563	165	777	219	(1,745)	128,979
Bolivian pesos	-	-	-	-	2,139	2,139
NIS	-	-	-	-	265,278	265,278
Subtotal fixed-rate borrowings	141,268	2,559	777	219	265,672	410,495
Floating rate:
Argentine Peso	2,905	-	-	-	-	2,905
Brazilian Reais	-	7,325	-	-	-	7,325
US Dollar	5,861	-	-	-	-	5,861
NIS	-	-	-	-	202,462	202,462
Subtotal floating rate borrowings	8,766	7,325	-	-	202,462	218,553
Total borrowings	150,034	9,884	777	219	468,134	629,048

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following describes the debt issuances made by the Group for the years ended June 30, 2021, and 2020:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
CRESUD	Class XXVI	ene-20	ARS 1,095	1/30/2021	Badlar + 6.50%	At expiration	Quarterly
CRESUD	Class XXVII	ene-20	USD 5.7	7/30/2021	7.45% n.a.	At expiration	Quarterly
CRESUD	Class XXVIII	ene-20	USD 27.5	4/30/2021	9.00% n.a.	At expiration	Quarterly
CRESUD	Class XXIX	jun-20	USD 83.0	12/09/2021	3.50% n.a	At expiration	Quarterly
CRESUD	Class XXX	ago-20	USD 25	8/31/2023	2.00%	At expiration	Quarterly
CRESUD	Class XXXI	nov-20	USD 30.8	11/12/2023	9.00% n.a.	Annual payments since 2021	Quarterly
CRESUD	Class XXXII	nov-20	USD 34.3	11/12/2022	9.00% n.a	At expiration	Quarterly
CRESUD	Class XXXIV	jun-21	USD 35.7	6/30/2024	6.99% n.a.	Annual payments since 2022	Biannual
BRASILAGRO	n/a	May-21	R$ 240	4/12/2028	IPCA + 5.3658%	50% April 2027 y 50% April 2028	Annual
IRSA	Class I tramo2	ago-19	USD 85	11/15/2020	10.00% n.a.	At expiration	Quarterly
IRSA	Class II	ago-19	CLP 31,503	08/06/2020	10.50% n.a.	At expiration	Quarterly
IRSA	Class II	may-20	ARS 354	02/19/2021	Badlar,+ 0.6% n.a.	At expiration	Quarterly
IRSA	Cass IV	may-20	USD 51	05/19/2021	7% n.a.	At expiration	Quarterly
IRSA	Class V	may-20	USD 9	05/19/2022	9% n.a.	At expiration	Quarterly
IRSA	Class I	nov-20	USD 3.1	03/1/2023	10.00% n.a.	At expiration	Quarterly
IRSA	Class VII	jul-20	USD 33.7	1/21/2022	4.00% n.a.	At expiration	Quarterly
IRSA	Class VIII	nov-20	USD 31.7	11/12/2023	10.00% n.a.	33% in November 21, 33% in November 22, 34% in November 23	Quarterly
IRSA	Class VI	jul-20	ARS 335.2	7/21/2021	Badlar + 4.00%	30% en April 21, 70% at expiration	Quarterly
IRSA	Class IX	nov-20	USD 80.7	03/1/2023	10.00% n.a.	At expiration	Quarterly
IRSA	Class X	nov-20	ARS 701.5	3/31/2022	Badlar + 5.00%	At expiration	Quarterly
IRSA	Class XI	mar-21	USD 15.81	03/01/2024	5.00% n.a.	At expiration	Biannual
IRSA	Class XII	mar-21	UVAs 53.78	3/31/2024	4.00% n.a.	At expiration	Biannual

(1)	Corresponds to an expansion of the series.

Notes Issuance - Exchange Offer Series XXIV Notes

On November 12, 2020, the company carried out an exchange operation of its Series XXIV Notes, for a nominal value of USD 73.6.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 65.1 which represents 88.41% acceptance, through the participation of 1,098 orders.

•	Series XXXI: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 30.8.

-	Nominal Value to be Issued: approximately USD 1.3.
-	Issuance Price: 100% nominal value.
-	Maturity Date: It will be November 12, 2023.
-

Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■	A sum of money of approximately USD 29.4 for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to US$ 0.95741755 for each USD 1 of existing notes presented to the Exchange; and

■	The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series XXXI.

-	Annual Nominal Fixed Interest Rate: 9.00%.
-

Amortization: The capital of the Series XXXI Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series XXXI).

-	Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.
-	Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

•	Series XXXII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 34.3.

-	Nominal Value to be Issued: approximately USD 34.3.
-	Issuance Price: 100% nominal value.
-	Maturity Date: It will be November 12, 2022.
-

Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series XXXII Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.

-

Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is Ps. 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.

-	Annual Nominal Fixed Interest Rate: 9.00%.
-	Amortization: The capital of the Series XXXII Notes will be amortized in one installment on the maturity date.
-	Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.

Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

Cancellation Cresud’s Series XXIV Notes

In relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, on November 16, 2020, the Company made a partial cancellation for a V.N. of USD 65 of Negotiable Obligations Class XXIV. After the cancellation the V.N. in circulation was USD 8, which was paid in full on November 16, 2020.

Exchange Offer Series XXV Notes and Issuance Series XXXIII and XXXIV

As a consequence of communication “A” 7,308 established by the Cenral Bank, the issuance of the Notes Series XXXIII and XXXIV were carried out, in order to refinance the Notes Series XXV for a face value of USD 59,561,897, with was matured and cancelled on July 12, 2021.

On June 30, 2021, the twentieth Series of Notes was issued, within the framework of the Program approved by the Shareholders' Meeting, for up to USD 500 million. The main characteristics of the issue are detailed below:

•

Series XXXIV Notes: denominated and payable in dollars for a nominal value of USD 35.7 million, maturing 36 months from the date of issue. They will accrue interest at a fixed rate of 6.99% nominal per year, payable semi-annually and will amortize their capital in three payments at 12, 24 and 36 months from the date of issue. The issue price was 100% of the nominal value. The funds will be used primarily for debt refinancing.

•

Series XXXIV Notes: denominated and payable in dollars for a nominal value of USD 18.8 million, maturing 36 months from the date of issue. They will accrue interest at a fixed rate of 6.99% nominal per year, payable semi-annually and will amortize their capital in three payments at 12, 24 and 36 months from the date of issue. The issue price was 100% of the nominal value. The funds will be used primarily for debt refinancing.

Issuance of BrasilAgro Non-Convertible Notes

On May 5, 2021, BrasilAgro issued Non-convertible Notes, unique series, for a nominal value of R$ 240 million (equivalent to ARS 4,632). They will accrue interest at a variable rate made up for IPCA (Consumer Price Index) plus 5.3658% nominal per year, payable annually and will amortize their capital in two payments on April 13, 2027 and April 12, 2028.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Issuance of IRSA Non-convertible Notes

On July 21, 2020, subsequently to the closing of the fiscal year, the Company issued USD 38.4 Non-convertible Notes in the local market through the following instruments:

•

ARS 335.2 (equivalent to USD 4.7) Series VI NCNs denominated and payable in Argentine pesos at a variable rate (Private Badlar) + 4.0%, with interest accruing on a quarterly basis. The principal amount is repayable in two installments: the first one -equal to 30% of the par value of the notes- payable on the date that is 9 (nine) months after the Issue and Settlement Date and the second installment -equal to 70% of the par value of the notes- payable on the relevant due date, i.e. July 21, 2021. Notes were issued at 100% of their par value.

•

US$ 33.7 Series VII NCNs denominated in US$ and payable in Argentine pesos at the applicable exchange rate, at a fixed 4.0% rate, with interest accruing on a quarterly basis. Repayment of capital is due on January 21, 2021. Notes were issued at 100% of their par value. The proceeds were used to refinance short-term indebtedness. On January 21, 2021, the commitments of this note were cancelled.

On March 31, 2020, the Company issued USD 65.5 Non-convertible Notes in the local market. The main characteristics of the issue are detailed below:

•

Series X: denominated and payable in pesos for ARS 701.6 (equivalent at the time of issuance to USD 7.6) at a variable rate (private BADLAR + 5.0%) with quarterly payments. The principal will be paid on the due date, March 31, 2022. Price of issuance was 100.0% of the nominal value.

•

Series XI: denominated in USD and payable in ARS at the applicable exchange rate for USD 15.8 at a fixed rate of 5.0%, with semiannual payments plus, if applicable, the Premium Factor in the first year (as defined in the corresponding Prospectus Supplement) and principal expiring on March 31, 2024. Price of issuance was 98.39% of the nominal value (IRR 5.6%).

•

Series XII: denominated in UVA and payable in ARS at the applicable UVA value for UVA 53.8 (equivalent at the time of issuance to ARS 3,868.2 and USD 42.1) at a fixed rate of 4.0%, with semiannual payments and principal expiring on March 31, 2024. Price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities and working capital.

Payment of non-convertible notes

On July 20, 2020, the Company paid the twentieth interest installment and the principal installment of the US$ 75 Series II Non-convertible Notes issued on July 20, 2010.

On August 6, 2020, the Company paid the second interest installment and the principal installment of the US$ 47 Series II Non-convertible Notes issued on August 6, 2019.

Exchange of debentures

On November 12, 2020, the company carried out an exchange operation of its Series I Notes, for a nominal value of USD 181.5, according to communication “A” 7106 of the BCRA.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

•	Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 104.3.

-	Nominal Value to be Issued: approximately USD 31.7.
-	Issuance Price: 100% nominal value.
-	Maturity Date: It will be November 12, 2023.
-

Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

■

A sum of money of approximately USD 726 for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and

■	The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.

-	Annual Nominal Fixed Interest Rate: 10.00%.
-

Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).

-	Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.
-	Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

•	Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 74.2.

-	Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately USD 80.7 .
-	Issuance Price: 100% nominal value.
-	Maturity Date: It will be March 1, 2023.
-

Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.

-

Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.

-	Annual Nominal Fixed Interest Rate: 10.00%.
-	Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.
-	Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.
-

Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

•	Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.

-

By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.

-	Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

■	Expiration Date: It will be March 1, 2023.

■	Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.

-	It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.
-	The implementation of the Proposed Essential Modifications and Proposed Non-Essential Modifications were approved by the Board of Directors, on November 11, 2020.

•

Repayment Series I: In relation to the Exchange Offer ended on November 10, 2020, on November 12, 2020, IRSA made a partial repayment of Series I Notes for a Nominal Value of USD 178.5, after the partial repayment the Nominal Value under circulation was USD 3.1 and due to the fact that the necessary percentage for the change of conditions for Series I was reached, then the expiration date was modified, among others, until March 1, 2023, so Series I remains for USD 3.1 until the new maturity, and the payment of interest replicates to Series IX.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Payment of IRSA CP’s Series IV Non-convertible Notes

On September 14, 2020, the aggregate principal amount of the Series IV Non-convertible Notes in the amount of ARS 10,381 (USD 140) and interest accrued as of such date in the amount of ARS 134 (USD 1.8) were paid.

Loan to related party

On October 23, 2020, Dolphin Netherlands granted a loan to Yad Leviim Ltd. in a principal amount of USD 16,250,000 at a rate interest of 5% per year. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain. The maturity date of this loan is March 22, 2022.

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

Tax modifications

Due to the enactment of Law 27,630 published in the Official Gazette on June 16, 2021 and effective for the years beginning on January 1, 2021, the current rates for corporate income tax are modified according to the following scale:

Accumulated net taxable profit
More of	To	Will pay	More %	On the surplus of
-	5,000,000	-	25%	-
5,000,000	50,000,000	1,250,000	30%	5,000,000
50,000,000	Onwards	14,750,000	35%	50,000,000

The amounts provided in the scale will be adjusted annually, as of January 1, 2022, considering the annual variation of the Consumer Price Index (CPI), corresponding to the month of October of the year prior to the adjustment, with respect to the same month from the previous year. The amounts determined by application of the described mechanism will be applicable for the fiscal years that begin after each update.

The details of the provision for the Group’s income tax, is as follows:

	06.30.21	06.30.20	06.30.19
Current income tax	(1,927)	(1,116)	(1,068)
Deferred income tax	(26,013)	(10,630)	132
MPIT	-	(202)	116
Income tax	(27,940)	(11,948)	(820)

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Brazil	25% -34%
Uruguay	0% - 25%
Bolivia	25%
U.S.	0% - 40%
Bermudas	0%
Israel	23% - 24%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2021, 2020 and 2019:

	06.30.21	06.30.20	06.30.19
Tax calculated at the tax rates applicable to (loss)/ profit in the respective countries	(4,549)	(14,672)	15,556
Permanent differences:
Tax inflation adjustment	(12,351)	(6,136)	(8,746)
Share of (loss)/ profit of associates and joint ventures	(1,295)	1,499	(1,912)
Result from sale of participation in subsidiaries	113	-	-
Unrecognized tax loss carry-forwards	(2,361)	(1,253)	(2,771)
Expiration of tax loss carry-forwards	-	(1)	-
Recognition of deferred taxes	1,361	-	-
Fiscal transparency	353	-	-
Provision for unrecoverability of tax loss carry-forwards	(2,803)	(3,004)	(4,797)
Changes in fair value of financial instruments and sale of shares	-	-	(593)
Change of tax rate	(14,308)	4,330	982
Non-taxable profit	(95)	1,548	27
Non-deductible expenses	(54)	-	-
Others	(55)	-	-
Inflation adjustment permanent difference	8,104	5,741	1,434
Income tax from continuing operations	(27,940)	(11,948)	(820)

Deferred tax assets and liabilities of the Group as of June 30, 2021 and 2020 will be recovered as follows:

	06.30.21	06.30.20
Deferred income tax assets to be recovered after more than 12 months	1,848	23,654
Deferred income tax assets to be recovered within 12 months	4,133	1,482
Deferred income tax assets	5,981	25,136
Deferred income tax liabilities to be recovered after more than 12 months	(80,766)	(93,602)
Deferred income tax liabilities to be recovered within 12 months	(6,953)	(4,443)
Deferred income tax liabilities	(87,719)	(98,045)
Total deferred income tax liabilities, net	(81,738)	(72,909)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2021 and 2020, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At the beginning	Business combinations and reclassification to other assets held for sale (i)	Foreign exchange gain	Charged to the Statement of Income	Use of tax loss carry-forwards	Deconsolidation	At the end
June 30, 2021
Assets
Trade and other payables	8,055	-	2,408	(56)	-	(9,621)	786
Tax loss carry-forwards	14,317	-	2,413	(4,709)	-	(9,039)	2,982
Others	2,764	38	515	1,015	-	(2,119)	2,213
Subtotal assets	25,136	38	5,336	(3,750)	-	(20,779)	5,981
Liabilities
Investment properties and property, plant and equipment	(81,367)	-	(2,190)	(10,074)	(377)	28,499	(65,509)
Biological assets	(950)	-	114	(1,835)	-	-	(2,671)
Trade and other receivables	(1,286)	-	-	933	-	-	(353)
Investments	(140)	-	(1)	135	-	-	(6)
Intangible assets	(3,595)	-	(1,179)	168	-	4,531	(75)
Tax inflation adjustment	(9,424)	-	-	(9,278)	-	-	(18,702)
Borrowings	(1,202)	-	(475)	939	-	1,816	1,078
Inventories	(970)	-	(52)	119	-	-	(903)
Others	889	-	-	(3,093)	-	1,626	(578)
Subtotal liabilities	(98,045)	-	(3,783)	(21,986)	(377)	36,472	(87,719)
Assets/ (Liabilities), net	(72,909)	38	1,553	(25,736)	(377)	15,693	(81,738)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	At the beginning	Business combinations and reclassification to other assets held for sale (i)	Foreign exchange gain	Charged to the Statement of Income	Reserve for changes of non-controlling interest	Use of tax loss carry-forwards	Deconsolidation	At the end
June 30, 2020
Assets
Trade and other payables	8,661	(2)	1,296	(1,253)	-	-	(647)	8,055
Tax loss carry-forwards	11,872	-	1,206	1,364	-	-	(125)	14,317
Others	2,345	(5)	(107)	415	116	-	-	2,764
Subtotal assets	22,878	(7)	2,395	526	116	-	(772)	25,136
Liabilities
Investment properties and property, plant and equipment	(91,750)	(838)	1,800	(13,374)	-	306	22,489	(81,367)
Biological assets	(772)	-	110	(288)	-	-	-	(950)
Trade and other receivables	(1,335)	-	-	49	-	-	-	(1,286)
Investments	(110)	-	(119)	89	-	-	-	(140)
Intangible assets	(3,404)	-	(667)	476	-	-	-	(3,595)
Tax inflation adjustment	(6,586)	(50)	-	(2,788)	-	-	-	(9,424)
Borrowings	(1,589)	-	(193)	580	-	-	-	(1,202)
Inventories	(1,093)	(5)	202	(74)	-	-	-	(970)
Others	(981)	(925)	(178)	3,693	-	-	(720)	889
Subtotal liabilities	(107,620)	(1,818)	955	(11,637)	-	306	21,769	(98,045)
Assets/ (Liabilities), net	(84,742)	(1,825)	3,350	(11,111)	116	306	20,997	(72,909)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years, while in Israel they do not expire. Tax loss carry forward in Bolivia expire within 3 years Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

As of June 30, 2021, the Group's recognized tax loss carry forward prescribed as follows:

Jurisdiction	06.30.21	Date of generation	Due date
Argentina	31	2019	2024
Argentina	477	2020	2025
Argentina	193	2021	2026
Brazil	8.053	2011-2020	Do not expire
Total tax loss carry forward	8.754

The Group assesses the realizability of deferred income tax assets, by considering whether it is probable that some portion or all of the deferred income tax assets will not be realized. In order to make this assessment, Management considers the scheduled reversal of deferred income tax liabilities, projected business and tax planning strategies.

On this basis, it is estimated that as of June 30, 2021, all deferred tax assets and tax credits will be realized.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of ARS 8,125 and ARS 685,361 as of June 30, 2021 and 2020, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of ARS 135 as of June 30, 2020, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

On June 30, 2020 the Group recognized a deferred liability in the amount of ARS 1,361, related to the potential future sale of one of its subsidiaries shares, which was reversed during the current fiscal year.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

24. Leases

The Group as lessee

Operating leases

In the ordinary course of business, the Group enters into several operating lease agreements. Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. Rent expense for the years ended as of June 30, 2021, 2020 and 2019 amounted to ARS 242, ARS 411 and ARS 438, respectively and is included in the line item “Costs” in the Statement of Income and Other Comprehensive Income.

The Group is also using land in the Province of Salta under rights of use agreement (the “Anta Agreement”) for which the Group is currently paying a rent fee of 10% of the production. Rent expense paid for the years ended as of June 30, 2021, 2020 and 2019 amounted to ARS 157, ARS 155 and ARS 110, respectively and is included in the line item “Costs” in the Statement of Income and Other Comprehensive Income.

The Group leases property or spaces for administrative or commercial use both in Argentina and in Israel, under operating leases. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 32). The amounts involved are not material for any of the periods filed.

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	06.30.21	06.30.20	06.30.19
No later than 1 year	553	3,647	14,757
Later than 1 year and not later than 5 years	2,048	8,126	22,770
More than 5 years	1,019	3,600	3,151
	3,620	15,373	40,678

The Group as lessor

Operating leases (Shopping malls, offices and other buildings)

In the segments Shopping malls and Offices and Others, the Group enters into operating lease agreements typical in the business. Given the diversity of properties and lessees, and the various economic and regulatory jurisdictions where the Group operates, the agreements may adopt different forms, such as fixed, variable, adjustable leases, etc. For example, operating lease agreements with lessees of Shopping malls generally include escalation clauses and contingent payments.

Rental properties are considered to be investment property. Book value is included in Note 9. The future minimum proceeds generated from non-cancellable operating leases from Group’s Shopping malls, offices and other buildings are as follows:

	06.30.21	06.30.20	06.30.19
No later than 1 year	4,135	1,819	19,850
Later than 1 year and not later than 5 years	8,272	33,139	44,656
More than 5 years	2,267	16,031	32,083
	14,674	50,989	96,589

Operating leases (Farmlands)

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased or based on a fixed amount in dollars per hectare leased.

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	06.30.21	06.30.20	06.30.19
No later than 1 year	148	183	131
Later than 1 year and not later than 5 years	257	222	362
More than 5 years	-	-	11
	405	405	504

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

25. Revenues

	06.30.21	06.30.20	06.30.19
Crops	15,269	17,215	9,697
Sugarcane	5,249	4,773	3,919
Cattle	2,844	2,906	1,430
Supplies	2,137	1,570	1,151
Consignment	974	895	1,395
Advertising and brokerage fees	1,361	1,105	866
Agricultural rental and other services	964	968	778
Other	691	416	312
Income from sales and services from agricultural business	29,489	29,848	19,548
Trading properties and developments	1,024	1,095	1,630
Rental and services	10,978	17,088	21,915
Hotel operations, tourism services and others	920	3,037	4,436
Income from sales and services from urban properties and investment business	12,922	21,220	27,981
Total revenues	42,411	51,068	47,529

26. Costs

	06.30.21	06.30.20	06.30.19
Other operative costs	35	38	428
Cost of property operations	35	38	428
Crops	16,343	14,700	9,252
Sugarcane	4,560	4,495	3,471
Cattle	2,370	2,436	1,089
Supplies	1,662	1,258	763
Consignment	1,193	981	199
Advertising and brokerage fees	869	698	596
Agricultural rental and other services	242	411	438
Cost of sales and services from agricultural business	27,239	24,979	15,808
Trading properties and developments	1,069	1,028	790
Rental and services	4,433	6,014	7,324
Hotel operations, tourism services and others	1,056	1,866	2,383
Cost of sales and services from sales and services from urban properties and investment business	6,558	8,908	10,497
Total costs	33,832	33,925	26,733

27. Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2021, 2020 and 2019.

	Production costs	Costs	General and administrative expenses	Selling expenses	Total as of 06.30.21
Leases, services charges and vacant property costs	12	225	52	17	306
Depreciation and amortization	2,619	512	289	32	3,452
Doubtful accounts	-	-	-	221	221
Advertising, publicity and other selling expenses	-	358	-	69	427
Taxes, rates and contributions	61	539	168	1,558	2,326
Maintenance and repairs	163	1,701	418	4	2,286
Fees and payments for services	49	4,049	458	343	4,899
Director’s fees	-	-	1,265	-	1,265
Payroll and social security liabilities	835	3,066	2,290	287	6,478
Cost of sale of goods and services	-	3,450	-	-	3,450
Cost of sale of agricultural products and biological assets	-	19,665	-	-	19,665
Supplies and labors	14,516	142	-	162	14,820
Freights	115	1	5	1,187	1,308
Commissions and bank charges	-	5	105	1	111
Conditioning and clearance	-	-	-	189	189
Travel, library expenses and stationery	72	38	60	21	191
Interconnection and roaming expenses	-	47	1	-	48
Others	948	34	56	56	1,094
Total expenses by nature as of 06.30.21	19,390	33,832	5,167	4,147	62,536

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Production costs	Costs	General and administrative expenses	Selling expenses	Total as of 06.30.20
Leases, services charges and vacant property costs	13	247	49	32	341
Depreciation and amortization	2,061	606	267	13	2,947
Doubtful accounts	-	134	-	404	538
Advertising, publicity and other selling expenses	-	774	-	127	901
Taxes, rates and contributions	68	704	174	1,592	2,538
Maintenance and repairs	132	2,617	498	7	3,254
Fees and payments for services	49	3,641	773	123	4,586
Director’s fees	-	-	915	-	915
Payroll and social security liabilities	843	3,475	2,178	356	6,852
Cost of sale of goods and services	-	1,464	-	-	1,464
Cost of sale of agricultural products and biological assets	-	18,398	-	-	18,398
Supplies and labors	12,594	1,452	-	15	14,061
Freights	118	79	-	1,734	1,931
Commissions and bank charges	-	9	134	-	143
Conditioning and clearance	-	-	-	269	269
Travel, library expenses and stationery	73	71	97	36	277
Interconnection and roaming expenses	-	158	-	-	158
Others	1,218	96	62	142	1,518
Total expenses by nature as of 06.30.20	17,169	33,925	5,147	4,850	61,091

	Production costs	Costs	General and administrative expenses	Selling expenses	Total as of 06.30.19
Leases, services charges and vacant property costs	16	260	85	29	390
Depreciation and amortization	875	497	227	14	1,613
Doubtful accounts	-	8	-	164	172
Advertising, publicity and other selling expenses	-	834	36	161	1,031
Taxes, rates and contributions	75	930	181	1,335	2,521
Maintenance and repairs	149	3,161	459	13	3,782
Fees and payments for services	45	2,888	815	119	3,867
Director’s fees	-	-	1,382	-	1,382
Payroll and social security liabilities	777	4,248	2,567	354	7,946
Cost of sale of goods and services	-	1,231	-	-	1,231
Cost of sale of agricultural products and biological assets	-	11,270	-	-	11,270
Supplies and labors	12,006	1,021	-	17	13,044
Freights	93	52	1	818	964
Bank commissions and expenses	-	110	101	4	215
Conditioning and clearance	-	-	-	181	181
Travel, library expenses and stationery	94	88	158	41	381
Others	499	135	78	44	756
Total expenses by nature as of 06.30.19	14,629	26,733	6,090	3,294	50,746

28. Other operating results, net

	06.30.21	06.30.20	06.30.19
Result from commodity derivative financial instruments	(4,551)	659	669
Result from disposal of subsidiaries and associates	86	(9)	(225)
Result from sale of property, plant and equipment	10	(1)	6
Impairment of associates and joint ventures	-	-	(69)
Donations	(183)	(153)	(309)
Lawsuits and other contingencies	(335)	(179)	(138)
Interest generated by operating credits	3,085	1,941	903
Management fees	11	26	30
Others	(405)	216	(140)
Total other operating results, net	(2,282)	2,500	727

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

29. Financial results, net

	06.30.21	06.30.20	06.30.19
Financial income
Interest income	656	440	289
Dividends income	1	20	20
Other financial income	-	-	3
Total financial income	657	460	312
Financial costs
Interest expense	(14,207)	(14,506)	(10,039)
Other financial costs	(1,282)	(981)	(805)
Total financial costs	(15,489)	(15,487)	(10,844)
Capitalized finance costs	469	168	354
Total finance costs	(15,020)	(15,319)	(10,490)
Other financial results:
Foreign exchange, net	10,484	(15,188)	3,433
Fair value gain/ (loss) of financial assets and liabilities at fair value through profit or loss	10,088	1,431	(5,326)
(Loss)/ gain from repurchase of Non-convertible notes	(25)	138	112
(Loss) / gain from derivative financial instruments (except commodities)	(477)	(2,091)	782
Others	(73)	-	-
Total other financial results	19,997	(15,710)	(999)
Inflation adjustment	572	(164)	(1,026)
Total financial results, net	6,206	(30,733)	(12,203)

30. Earnings per share

(a) Basic

Basic earnings per share amounts are calculated in accordance with IAS 33, by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	06.30.21	06.30.20	06.30.19
(Loss)/ Profit for the year from continuing operations attributable to equity holders of the parent	(7,679)	11,345	(19,631)
(Loss)/ Profit for the year from discontinued operations attributable to equity holders of the parent	(4,874)	6,299	(4,470)
(Loss)/ Profit for the year attributable to equity holders of the parent	(12,553)	17,644	(24,101)
Weighted average number of ordinary shares outstanding	527	499	489
Basic earnings per share	(23.82)	35.33	(49.29)

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2021, the Group holds treasury shares associated with incentive plans with potentially dilutive effect, therefore, diluted earnings per share is as follows:

06.30.20
Profit for the year from continuing operations attributable to equity holders of the parent	11,345
Profit for the year from discontinued operations attributable to equity holders of the parent	6,299
Profit for the year per share attributable to equity holders of the parent	17,644
Weighted average number of ordinary shares outstanding	515
Diluted earnings per share	34.28

Given that the results for the years ended June 30, 2021 and 2019 showed losses, there is no diluted effect of said results.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Under the Incentive Plan, entitle the Participants to receive shares (“Contributions”) of the Company and IRSA, based on a percentage of their annual bonus for the years 2011, 2012 and 2013, providing they remain as employees of the Company for at least five years, among other conditions, required to qualify such Contributions (except in case of disability or death, where there is no time limit). Contributions shall be held by the Company and IRSA, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants only when the employees retire from the Company. In spite of this, the economic rights of the shares in the portfolio assigned to said participants will be received by them.

As of June 30, 2021, 2020 and 2019, a reserve has been set up under Shareholders’ equity as a result of this Incentive Plan for ARS 44, ARS 77 and ARS 75, respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary leaves the Group before the term and/or the conditions required to qualify for the benefits of said plan are met at each fiscal year-end.

During the fiscal years ended June 30, 2021, 2020 and 2019, the Group granted 0.32, 0.72and 0.78 million shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows

	06.30.21	06.30.20	06.30.19
At the beginning	4,483,656	4,966,463	5,485,194
Granted	(320,739)	(482,807)	(518,731)
At the end	4,162,917	4,483,656	4,966,463

The fair value determined at the time of granting the plan after obtaining all the corresponding authorizations was ARS 23.5 per share of IRSA and ARS 16.45 per share of Cresud. This fair value was estimated by taking into account the market price of the shares of the Company on said date.

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

In case of resignation or termination without fair cause, the manager will receive the Group’s contribution only if he or she has participated in the Plan for at least 5 years

Contributions made by the Group under the Plan amount to ARS 44 and ARS 77 for the fiscal years ended June 30, 2021 and 2020, respectively.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Employee long-term incentive - Brasilagro

On October 2, 2017, the General Shareholders’ Meeting approved the creation of the Long-Term Share-Based Incentive Plan (“ILPA Plan”), a compensation program in which participants are entitled to receive a number of issued shares by the company if the objectives defined in the agreement are achieved. The ILPA Plan was divided into 3 programs and requires beneficiaries to remain with the Company for a specified period (consolidation period), in addition to having cumulative key performance indicators (“KPls”) that can define, increase or decrease the number of actions, classifying the result according to the 3 categories that make up the plan. The first compensation program (“ILPA 1”) was approved by the Board of Directors on June 18, 2018 and ended during the year June 30, 2020. The accumulated expenses of the plan reached ARS 116 with compensation and ARS 81 in charges.

On May 6, 2021, the Board of Directors approved the terms of the second share-based compensation program (“ILPA 2”), giving continuity to the ILPA Plan, establishing the characteristics and general rules of the new plan, such as a maximum number of shares and the list of eligible employees, appointed by a designated committee and approved by the Board. The structure of the 2nd program is maintained in accordance with the basic guidelines of the ILPA Plan, which basically include the permanence of employees during the accrual period and the achievement of key performance indicators (“KPIs”) accumulated between 1 July 2020 and June 30, 2023 (consolidation period).

The ILPA Plan falls within the scope of CPC 10 - Share-based Payment, as the Company receives services from participants and, in return, agrees to deliver its own shares if the conditions are met. The standard determines that benefits payable in shares must be measured at fair value on the benefit grant date, defined as June 30, 2021, and will not be remeasured (except in the case of a remeasurement event such as a change in plan terms), and the expense is recognized during the consolidation period. As of the date of these financial statements, ILPA 2 expenses totaled ARS 49.

32. Related party transactions

In the normal course of business, the Group conducts transactions with different entities or parties related to it. All transactions are carried out in accordance with market parameters.

Remunerations of the Board of Directors

The Act N° 19,550 provides that the remuneration of the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders’ Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount will be limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where the total of profits is distributed.

Some of the Group’s Directors are hired under the Employment Contract Act N° 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination. The remuneration of directors for each fiscal year is based on the provisions established by the Act N° 19,550, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded by the Company during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting.

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

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager’s backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group’s results. Members of the senior management participate in defined contributions and share-based incentive plans that are described in Note 31, respectively.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The aggregate compensation to the Senior Management of the Operations Center in Argentina for the year ended June 30, 2021 amounts to ARS 31.

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

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the employees. The main members of Fundación IRSA’s Board of Directors are Eduardo S. Elsztain (President), Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by us, IRSA and IRSA CP. Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA.

Fundación Museo de los Niños acts as special vehicle for the development of “Museo de los Niños, Abasto” and “Museo de los Niños, Rosario”. On October 29, 1999, our shareholders approved the award of the agreement “Museo de los Niños, Abasto” to Fundación Museo de los Niños.

On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby it loaned 3,800 square meters of the area built in the Abasto Shopping Mall for a total term of 30 years, and on November 29, 2005, shareholders of IRSA CP approved another agreement entered into with Fundación Museo de los Niños whereby 2,670.11 square meters built in the Shopping Mall Alto Rosario were loaned for a term of 30 years Fundación IRSA has used the available area to house the museum called “Museo de los Niños, Abasto” an interactive learning center for kids and adults, which was opened to the public in April 1999.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Based on the terms and conditions of the Consulting Agreement, CAMSA provides us with the following services:

•	advise in relation to investing in all aspects of the agricultural business, real estate, financial, and hotel operations, among others, and business proposals;
•	acts on behalf of our company in such transactions, negotiating prices, terms and conditions and other terms of each transaction; and
•	provides advisory services on investments in securities related to such transactions.

As regards the Consulting Agreement, in consideration for its services we pay CAMSA an annual fee equal to 10% of our annual net income after tax. During fiscal year 2021, no charge was recognized. During fiscal year 2019, ARS 316 was recognized in results for fee services. On January 10, 2019, the deferred fees for the 2012-2016 period and the accrued fees from 2017 to June 2018 corresponding to the management agreement signed with CAMSA for the total amount of ARS 2,426 were paid. The payment was made approximately one third in cash, one third with shares of IRSA and one third with shares of IRSA CP, both owned by the Company.

The Consulting Agreement can be revoked by any of the parties upon prior written notice that should not exceed 60 days. If we revoke the Consulting Agreement without cause, we will be liable to pay CAMSA twice the average fee amounts paid for management services during the two fiscal years preceding such revocation.

The following is a summary presentation of the balances with related parties as of June 30, 2021 and 2020:

Item	06.30.21	06.30.20
Trade and other receivables	2,801	1,577
Investments in financial assets	493	404
Trade and other payables	(177)	(490)
Borrowings	(38)	(315)
Total	3,079	1,176

Related party	06.30.21	06.30.20	Description of transaction	Heading
Condor	550	404	Public companies’ securities	Investments in financial assets
	286	-	Loans granted	Trade and other receivables
	48	-	Others	Investments in financial assets
	5	-	Other receivables	Trade and other receivables
New Lipstick LLC	23	24	Reimbursement of expenses	Trade and other receivables
	-	(116)	Borrowings	Borrowings
Other associates and joint ventures	6	126	Leases and/or rights of use receivable	Trade and other receivables
	(13)	-	Leases and/or rights of use to pay	Trade and other payables
	204	305	Dividends receivables	Trade and other receivables
	(2)	-	Contributions pending integration	Trade and other payables
	-	12	Management fees receivable	Trade and other receivables
	(105)	-	Non-convertible notes	Investments in financial assets
	(73)	-	Other liabilities	Trade and other payables
	1	-	Equity incentive plan receivable	Trade and other receivables
	80	-	Loans granted	Trade and other receivables
	(36)	(41)	Borrowings	Borrowings
	2	183	Reimbursement of expenses	Trade and other receivables
	6	-	Management fees receivable	Trade and other receivables
	24	-	Other receivables	Trade and other receivables
	(6)	-	Lease liabilities	Trade and other payables
	-	(2)	Reimbursement of expenses to pay	Trade and other payables
Total associates and joint ventures	1,000	895
CAMSA and its subsidiaries	-	2	Reimbursement of expenses	Trade and other receivables
	-	(285)	Management fee payables	Trade and other payables
Yad Levim LTD	1,609	-	Loans granted	Trade and other receivables
IRSA Real Estate Strategies LP	-	174	Reimbursement of expenses	Trade and other receivables
PBS Real Estate Holdings S.R.L	-	709	Reimbursement of expenses	Trade and other receivables
Turismo Investment S.A.	373	-	Other receivables	Trade and other receivables
BHN Vida	-	(78)	Non-convertible notes	Borrowings
Otras partes relacionadas (i)	146	-	Other receivables	Trade and other receivables
	24	-	Other payables	Trade and other payables
	(2)	(80)	Borrowings	Borrowings
	6	-	Loans granted	Trade and other receivables
	(1)	-	Management fee payables	Trade and other payables
	19	27	Reimbursement of expenses	Trade and other receivables
	(1)	-	Legal services	Trade and other payables
Total other related parties	2,173	469
IFISA	-	9	Loans granted	Trade and other receivables
Total direct parent company	-	9
Directors and Senior Management	(105)	(203)	Fees	Trade and other payables
	11	6	Advances receivable	Trade and other receivables
Total Directors and Senior Management	(94)	(197)
Total	3,079	1,176

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(i)

Includes Agrofy Global, Lipstick Management LLC, Mehadrin, Banco Hipotecario S.A., Tarshop S.A., Banco de Crédito y Securitización S.A.,Puerto Retiro S.A., Austral Gold Ltd., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Quality Invest S.A

(ii)	Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Lartiyrigoyen and SAMSA..

The following is a summary of the results with related parties for the years ended June 30, 2021, 2020 and 2019:

Related party	06.30.21	06.30.20	06.30.19	Description of transaction
Agrofy S.A.U.	-	-	5	Administration fee
BACS	78	77	81	Leases and/or rights of use
	-	(8)	-	Financial operations
Tarshop S.A.	-	-	89	Leases and/or rights of use
ISPRO-MEHADRIN	-	-	45	Corporate services
Other associates and joint ventures	(2)	14	89	Leases and/or rights of use
	-	(197)	45	Corporate services
	93	56	15	Financial operations
Total associates and joint ventures	169	(58)	369
CAMSA and its subsidiaries	-	(316)	-	Management fee
Taaman	-	-	69	Corporate services
Other related parties (i)	(7)	(6)	47	Leases and/or rights of use
	-	(35)	(24)	Fees and remunerations
	(7)	(6)	(14)	Legal services
	-	-	5	Financial operations
	(16)	-	(50)	Donations
Total other related parties	(30)	(363)	33
IFISA	8	8	-	Financial operations
Total Parent Company	8	8	-
Directors	(44)	(45)	(95)	Compensation of Directors and senior management
	(939)	(610)	(820)	Fees
Senior Management	(24)	(26)	(81)	Compensation of Directors and senior management
Total Directors and Senior Management	(1,007)	(681)	(996)
Total	(860)	(1,094)	(594)

(i)     Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., BHN Vida S.A. and BHSA.

The following is a summary of the transactions with related parties for the years ended June 30, 2021 and 2020:

Related party	06.30.21	06.30.20	Description of transaction
Manibil	-	131	Irrevocable contributions
Quality	(30)	71	Irrevocable contributions
Puerto Retiro	-	26	Irrevocable contributions
Others	(12)	-	Irrevocable contributions
Total contributions	(42)	228
Agro-Uranga S.A.	75	39	Dividends received
Uranga trading	16	-	Dividends received
Condor	-	48	Dividends received
Emco	-	24	Dividends received
Gav-Yam	-	2,004	Dividends received
Nuevo Puerto Santa Fe S.A.	-	57	Dividends received
Shufersal	-	601	Dividends received
Total dividends received	91	2,773
Gav-Yam	-	-	Capitalized borrowing
TGLT S.A.	-	2,094	Buy and change of shares
Total other transactions	-	2,094

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

33. Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	Total as of 06.30.21	Total as of 06.30.20	Total as of 06.30.19
Inventories at the beginning of the year	9,878	17,759	27,637	26,036	44,467
Adjustment previous periods (IFRS 15 and 9)	-	-	-	-	(12,504)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	9,161	-	9,161	3,061	1,915
Changes in the net realizable value of agricultural products after harvest	(590)	-	(590)	987	(65)
Lease Pastagem	36	-	36	-	-
Capitalized finance costs	-	-	-	18	26
Currency translation adjustment	(1,003)	(5,814)	(6,817)	11,184	(2,878)
Transfers	112	(306)	(194)	(386)	224
Harvest	17,055	-	17,055	15,980	12,030
Acquisitions and classifications	9,685	1,389	11,074	98,951	100,350
Consumptions	(2,912)	-	(2,912)	(3,920)	(7,306)
Disposals due to sales	-	-	-	(29)	-
Deconsolidation	-	(4,712)	(4,712)	(95,667)	(87,842)
Disposals due to advance in work in progress	-	-	-	397	-
Expenses incurred	4,539	-	4,539	4,912	3,924
Inventories at the end of the year	(14,335)	(1,758)	(16,093)	(27,637)	(26,036)
Cost as of 06.30.21	31,626	6,558	38,184	-	-
Cost as of 06.30.20	24,979	8,908	-	33,887	-
Cost as of 06.30.19	15,808	10,497	-	-	26,305

(i)     Includes biological assets (see Note 14.)

(ii)    Includes trade properties (see Note 11)

34. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.21	Total as of 06.30.20
Assets
Trade and other receivables
US Dollar	96.53	95.52	9,221	6,935
Euros	0.21	113.10	24	1,322
Trade and other receivables related parties
US Dollar	0.06	95.72	6	449
Total Trade and other receivables			9,251	8,706
Investment in financial assets
US Dollar	9.53	95.52	910	5,813
New Israel Shekel	20.78	29.36	610	-
Pounds	0.76	131.88	100	117
Total Investment in financial assets			1,620	5,930
Derivative financial instruments
US Dollar	4.39	95.52	419	123
Total Derivative financial instruments			419	123
Cash and cash equivalents
US Dollar	65.43	95.52	6,250	23,344
Euros	0.01	113.10	1	2,327
Total Cash and cash equivalents			6,251	25,671
Total Assets			17,541	40,430

Liabilities
Trade and other payables
US Dollar	57.47	95.72	5,501	22,060
Euros	0.28	113.57	32	458
Uruguayan pesos	0.50	1.99	1	-
Total Trade and other payables			5,534	22,518
Borrowings
US Dollar	909.16	95.72	87,025	138,468
Borrowings with related parties
US Dollar	0.75	95.72	72	-
Total Borrowings			87,097	138,468
Derivative financial instruments
US Dollar	1.06	95.72	101	433
Total Derivative financial instruments			101	433
Total Liabilities			92,732	161,419

(1)	Exchange rate as of June 30, 2021 of each year according to Banco Nación Argentina records.
(2)	Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3)	The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 16).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

35. Groups of assets and liabilities held for sale

As of June 30, 2020, the Group had certain assets and liabilities classified as intended for sale.” The following table shows the main ones.

The following table shows the main assets and liabilities classified as held for sale:

	06.30.21	06.30.20	06.30.19
Property, plant and equipment	-	55,150	9,686
Intangible assets	-	2,058	204
Investments in associates	-	336	897
Deferred income tax assets	-	1,223	436
Income tax credit	-	5	-
Inventories	-	533	-
Trade and other receivables	-	3,937	4,511
Cash and cash equivalents	-	2,570	1,537
Total group of assets held for sale	-	65,812	17,271
Trade and other payables	-	15,609	7,277
Payroll and social security liabilities	-	748	-
Employee benefits	-	580	436
Deferred and current income tax liabilities	-	2,975	77
Provisions	-	18	-
Borrowings	-	15,591	4,432
Total group of liabilities held for sale	-	35,521	12,222
Total net financial assets held for sale	-	30,291	5,049

36. Results from discontinued operations

The results of discontinued operations include the operations of IDBD / DIC and Carnes Pampeanas S.A. which were deconsolidated in the current year (see Note 4) and the results of the comparative fiscal years have been reclassified.

	06.30.21	06.30.20	06.30.19
Revenues	42,713	164,898	157,888
Costs	(35,094)	(120,074)	(112,532)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	-	118	213
Gross profit	7,619	44,942	45,569
Net (loss)/ gain from fair value adjustment of investment properties	(28)	(4,490)	7,333
General and administrative expenses	(4,469)	(15,077)	(13,984)
Selling expenses	(4,725)	(21,172)	(19,085)
Impairment of associate	-	(3,710)	-
Other operating results, net	1,442	28,178	1,539
(Loss)/ profit from operations	(161)	28,671	21,372
Share of profit of joint ventures and associates	719	2,176	207
Profit from operations before financing and taxation	558	30,847	21,579
Financial income	533	2,024	3,043
Finance costs	(6,918)	(25,843)	(27,393)
Other financial results	453	(12,157)	9,947
Inflation adjustment	89	279	100
Financial results, net	(5,843)	(35,697)	(14,303)
(Loss)/ profit before income tax	(5,285)	(4,850)	7,276
Income tax	315	(230)	(2,942)
(Loss)/ profit for the year from discontinued operations	(4,970)	(5,080)	4,334
Result for loss of control (i)	(3,287)	-	-
(Loss)/ profit for the year from discontinued operations	(8,257)	(5,080)	4,334

(Loss)/ profit for the year from discontinued operations attributable to:
Equity holders of the parent	(4,874)	6,299	(4,470)
Non-controlling interest	(3,383)	(11,379)	8,804
(Loss)/ profit per share from discontinued operations attributable to equity holders of the parent:
Basic	(9.24)	11.95	(8.48)
Diluted	(8.98)	11.61	(8.24)

(i) Includes the gain for the sale of Carnes Pampeanas S.A.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

37. CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution.

Exhibit A - Property, plant and equipment	Note 9 - Investment properties
Note 10 - Property, plant and equipment
Exhibit B - Intangible assets	Note 12 - Intangible assets
Exhibit C - inversions in actions	Note 8 - Participation in associates and joint ventures
Exhibit D - Other investments	Note 16 - Financial instruments by category
Exhibit E - Provisions	Note 21 - Provisions
Exhibit F - Cost of sales and services provided	Note 33 - Cost of godos sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities

38. CNV General Ruling N° 629/14 - Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Bank S.A.	Gral. Rivas 401, Avellaneda, Prov. de Buenos Aires
Ruta Panamericana Km 37,5, Garín, Prov. de Buenos Aires
Av. Fleming 2190, Munro, Prov. de Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Prov. de Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Pedro de Mendoza 2143, C.A.B.A.
Saraza 6135, C.A.B.A.
Azara 1245, C.A.B.A.
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Prov. de Buenos Aires
Cañada de Gomez 3825, C.A.B.A

A detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014, an incident of public knowledge occurred in the warehouses of Iron Mountain S.A., which is the Group’s supplier and where the Group had sent documentation. According to the internal survey carried out by the Group, duly informed to the CNV on February 12, 2014, it does not appear that the information deposited in the premises in question is sensitive information or that it could affect its normal performance.

39. Relevant events of the year

Distribution of dividends in kind

On October 26, 2020, our shareholders held an Ordinary and Extraordinary ‘Meeting and approved an in kind dividend distribution equivalent to ARS 484 million (representative of ARS 0.84 per share) and payable in shares of IRSA CP. Our shareholders decided to consider IRSA CP’s ‘quoted price per share as of October 23, 2020, which resulted amounted ARS 320 per share. Pursuant to that shareholders’ decision, we distributed 1,512,500 ordinary shares of IRSA CP. We reflected this transaction on our financial statements as a change in equity, which generated a reduction of the equity attributable to the controlling shareholders totalling ARS 725 million restated for inflation as of June 30, 2021. On the date of this form, our interest in IRSA CP amounts to 79.92%.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Capital increase on IRSA’s subsidiaries

On April 12, 2021, the Company announced the launch of its public offering of shares for up to 80 million shares (or its equivalent 8 million GDS) and 80 million warrants to subscribe for new common shares, to registered holders as of April 16, 2021. Each right corresponding to one share (or GDS) allowed its holder to subscribe 0.1382465082 new ordinary shares and receive free of charge an option with the right to subscribe 1 additional ordinary share in the future. The final subscription price for the new shares was ARS 58.35 or USD 0.36 and for the new GDS it was USD 3.60. The new shares, registered, of ARS 1 (one peso) of par value each and with the right to one vote per share gives the right to receive dividends under the same conditions as the current shares in circulation.

The 80,000,000 new shares (or its equivalent 8 million GDS) offered were totally subscribed.

Likewise, 80,000,000 options were issued that will entitle the holders through their exercise to acquire up to 80 million additional new shares. The exercise price of the warrants is USD 0.432. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year on the business day prior to maturity and on the date of maturity (if dates are business days in the city of New York and in the Autonomous City of Buenos Aires) until their expiration 5 years from the date of issue.

The Company received all the funds in the amount of USD 28.8 and issued the new shares, increasing the capital stock to 658,676,460 shares.

BrasilAgro share capital increase

During the fiscal year, BrasilAgro carried out two share capital increase: (i) capitalization of R $ 440 million through a public offering of 20,000,000 shares at a price of R $ 22.00 each, carried out in Brazil in an over-the-counter market not organized with placement of efforts abroad, with administrative expenses valued at R $ 17 million recorded directly in stockholders’ equity in the caption “Expenses with issuance of share capital (ii) contribution of R $ 448 million through the issuance of 20,272,707 common shares, nominative and without par value, derived from the exercise of subscription rights, issued by the Company on March 15, 2006.

Purchase-sale bill of “Catalinas” building

On June 18, 2021, a purchase-sale bill was signed for the 12th floor and parking spaces located in the 2nd basement of the property called “Catalinas”, receiving an advanced payment for USD 2 million. The price of the transaction was USD 7. To date, possession has not been transferred, which is agreed no later than December 15, 2021.

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 5,000,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the year 2020. Since October 2020, a large part of the activities started to become more flexible, in line with a decrease in infections, although between April 16 and June 11, 2021, because of the sustained increase in the cases registered, the National Government established restrictions on night activity and the closure of shopping malls in Buenos Aires Metropolitan Area. As of the date of these financial statements, 100% of the shopping malls are operational.

This series of measures affected a large part of Argentine companies, which experienced a drop in their income and inconveniences in the payment chain. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, to the stagnation of the Argentine economy, a context of international crisis is added because of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy was evidenced.

At the local environment, the following circumstances were observed:

•	In May 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Census (“INDEC” in Spanish), registered a variation of 13.6% compared to the same month of 2020, and (2.0%) compared to the previous month.

•	The annual retail inflation reached 50.20% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in April 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 47.3% for 2021. Analysts participating in the REM forecast a rebound in economic activity in 2021, reaching an economic growth of 6.4%.

•	In the period from June 2020 to June 2021, the Argentine peso depreciated 35.9% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of June 30, 2021, there is an exchange gap of approximately 77.5% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group’s ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

On February 25, 2021, the Central Bank of the Argentine Republic published Communication “A” 7230 which establishes that those who register financial debts with capital maturities in foreign currency scheduled between 04.01.2021 and 12.31.2021, must submit a refinancing plan to the BCRA based on the following criteria: (a) that the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the principal amount due in the indicated period above, and (b) that the rest of the capital is, at least, refinanced with a new external debt with an average life of 2 years, provided that the new debt is settled in the exchange market. In the case of the Company, the maturity of the Series XXV Notes on July 11, 2021, for a nominal value of USD 59.6 million was framed in this regulation, as well as other bank debts.

COVID-19 Pandemic

As described above, the COVID-19 pandemic is adversely impacting both the global economy and the Argentine economy and the Group’s business. The current estimated impacts of the COVID-19 pandemic on the Group as of the date of these financial statements are set out below:

•	Cresud and its subsidiary BrasilAgro continued to operate normally during the pandemic as it was the essential agricultural activity in the food provision.

•	During the fourth quarter of fiscal year 2021, shopping centers in the Buenos Aires Metropolitan Area suspended their operations between April 16 and June 11, operating only those items considered essential such as pharmacies, supermarkets, and banks. The impact on income for the closing months due to the pandemic was 40.3% in fiscal year 2021.

•	Regarding the offices, although most of the tenants continue to work in the home office mode, they are operational with strict safety and hygiene protocols. As of today, we have registered a slight increase in vacancies, although we have not evidenced a deterioration in collections.

•	The Libertador and Intercontinental hotels in the City of Buenos Aires have been operating since December 2020, although with low occupancy levels. The Llao Llao Resort, located in Bariloche, was able to operate during the quarter with average occupancy levels thanks to the domestic tourism.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The final extent of the Coronavirus outbreak and its impact on the country’s economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group’s businesses.

40. Subsequent events

Sale of Mariano Acosta and Merlo Plots

On August 9, 2021, the sales ticket for Mariano Acosta Plot was signed for a total amount of USD 0.7. With the signing of the ticket, the amount of USD 0.5 was received and the remaining balance of USD 0.2 at the signing of the deed.

On August 9, 2021, the sales ticket for Merlo Plot was signed for a total amount of USD 0.7. With the signing of the ticket, the amount of USD 0.5 was received and the remaining balance of USD 0.2 at the signing of the deed.

Issuance of IRSA Non-convertible Notes

On August 26, 2021, the Company issued USD 58.1 Non-convertible Notes in the local market. The main characteristics of the issue are detailed below:

•	Series XIII: denominated in USD and payable in ARS at the applicable exchange rate for USD 58.1 at a fixed rate of 3.9%, with semiannual payments plus. The principal will be paid in three installments, counted from the date of issue: the first one - equal to 25% of the par value of the notes - payable on the date that is 12 (twelve) months after the Issue, on August 26, 2023; the second one - equal to 25% of the par value of the notes - payable on the date that is 30 (thirty) months after the Issue, on February 26, 2024 and the third one - equal to 50% of the par value of the notes - payable on the relevant due date, i.e. July 26, 2024. Price of issuance was 100.0% of the nominal value.

The funds have been used mainly to refinance short-term liabilities.

Payment of CRESUD’s Series XXV Non-convertible Notes

Due to the issuance of Series XXXII and XXXIV Non-convertible Notes, on July 12, 2021, the Company paid the total principal and interest of the Series XXV Non-convertible Notes.

Corporate reorganization process

On September 30, 2021 the Company’s Board of Directors has approved the beginning of the corporate reorganization process in the terms of article 82 and sbqs. of the General Companies Law No. 19,550, the Income Tax Law No. 20,628, amendments and regulations, CNV’s Rules and the Listing Regulations of BYMA, by which IRSA, acting as the absorbing company, will merge by absorption with IRSA Propiedades Comerciales S.A. (“IRSA PC”), as the absorbed company. In this regard, the Board of Directors has approved: (i) the individual and special merger financial statements as of June 30, 2021; (ii) the consolidated and special merger financial statements as of June 30, 2021; (iii) the subscription of the Prior Merger Agreement between both companies and (iv) establish the effective date of reorganization on July 1, 2021.

The merger is subject to the approval of the shareholders’ meeting of both companies, which will be held once both companies have the administrative approval of the United States Securities and Exchange Commission, an entity to which they are subject because both companies’ shares are listed in markets that operate in said jurisdiction.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA PC share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA PC.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Condor Hospitality Trust agreement

On September 23, 2021, Condor Hospitality Trust, Inc. announced an agreement with affiliates of Blackstone Real Estate Partners to sell its entire portfolio of hotels in a US$ 305 million transaction. This is an all cash transaction without the assumption of any existing debt. Completion of the transaction, which is expected to occur in the fourth quarter of 2021, is subject to customary closing conditions, including the approval of the Company’s shareholders.

Condor also announced that its Board of Directors has unanimously adopted a Plan of Liquidation and Dissolution (the “Plan of Liquidation”). The Plan of Liquidation contemplates an orderly wind down of the Company’s business affairs. Following the closing of the sale of the hotel portfolio and the payment of outstanding liabilities, along with the taking of other actions specified in the Plan of Liquidation, including reserving for certain contingent liabilities and claims, the Company intends to distribute certain net proceeds from the sale of the hotel portfolio to the Company’s shareholders in one or more liquidating distribution installments. The implementation of the Plan of Liquidation is conditioned on obtaining approval of the Company’s shareholders.

Exercise of Warrants

On October 7, 2021, we informed that between September 17 and 25, 2021, certain warrants holders have exercised their right to acquire additional shares. Therefore, a total of 74,370 ordinary shares of the Company will be registered, with a face value of ARS 1. As a result of the aforementioned exercise, USD 42,093.42 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 591,642,804 to 591,717,174, and the number of outstanding warrants decreased from 90,000,000 to 89,925,630.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the issuance prospectus dated February 12, 2021, and complementary notices regarding the offer made by the Company of 90,000,000 ordinary book-entry shares and 90,000,000 options to subscribe ordinary shares (warrants).

Sale of Alto Taquari (Brasilagro)

On October 8, 2021, BrasilAgro, informed that it has sold an area of 3,723 hectares (2,694 arable hectares) of Alto Taquari Farm, rural property located in the municipality of Alto Taquari - Mato Grosso state.

The total amount of the sale is 1,100 soybean bags per arable hectare or BRL 589.0 million (~BRL 218,641/arable ha). The delivery of possession of the areas and, consequently, the recognition of sales revenue, will be carried out in two stages. In October 2021 with 2,566 hectares (1,537 arable ha), in the amount of approximately BRL 336.0 million and September 2024 with 1,157 arable ha, in the amount of approximately BRL 253.0 million. Brasilagro will continue operating the areas until delivery it.

The buyer made an initial payment of BRL 16.5 million. Later this year, there will be an additional payment of BRL 31.4 million and the remaining balance is indexed in soybean bags with annual payments and an average term of 3.9 years.

From the accounting perspective, this plot of the Farm is valued in the Brasilagro’s books at BRL 31.3 million (acquisition cost + investments net of depreciation) and has an expected Internal Rate of Return (IRR) in BRL of 19.9%.

Considering this sale, we sell all the plateau areas of Alto Taquari Farm, leaving 1,308 hectares (809 arable ha) in the portfolio. The remaining area is adjacent to the areas already sold, but has different characteristics of soil and altitude and, even though it is not a plateau area, it is cultivated with sugarcane.

This sale is a milestone for Brasilagro, not only for its size, but mainly for its capacity to generate value, optimizing operating and real estate returns, taking advantage of the good commodity cycle.

General Ordinary Shareholders’ Meeting

On October 22, 2021, we informed that our shareholders meeting approved the following summary of the agenda: 1) Appointment of two shareholders to sign the meetings’ minutes; 2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2021, 3) Allocation of net loss for the fiscal year ended June 30, 2021 for ARS 7,333,298,422; 4) Consideration of Board of Directors’ performance for the Fiscal Year ended June 30, 2021; 5) Consideration of Supervisory Committee’s performance for the Fiscal Year ended June 30, 2021; 6) Consideration of compensation payable to the Board of Directors (ARS 93,083,687, allocated sum) for the Fiscal Year ended June 30, 2021, which recorded a computable tax loss pursuant to the rules of the Argentine Securities Commission; 7) Consideration of compensation payable to the Supervisory Committee (ARS 2,390,000, allocated sum) for the Fiscal Year ended June 30, 2021; 8) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years. It was approved by a majority vote: 1. Set the number of full directors at 10 (ten) and the number of alternates at 7 (seven), 2. Renew Mr. Jorge Oscar Fernández and 3. To appoint as alternate non-independent directors Mr. Gabriel Adolfo Gregorio Reznik and Mr. Pedro Dámaso Labaqui Palacio; 9) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year. It was approved by a majority vote to appoint Messrs. José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as Titular Trustees and those of Messrs. Roberto Daniel Murmis, Cynthia Deokmellian and Paula Sotelo as Alternate Trustees for the period of one year, highlighting that according to the regulations of the National Securities Commission the proposed persons have the character of independents; 10) Appointment of certifying accountant for the next fiscal year. It was approved by a majority vote to appoint as certifying accountants for the 2021/2022 financial year the firm Pricewaterhouse&Co. member of the firm PriceWaterhouseCoopers in the person of Walter Rafael Zablocky as Titular External Auditor and in the person of Carlos Brondo as Alternate External Auditor; 11) Approval of compensation payable (ARS 22,790,066) to certifying accountant for the fiscal year ended June 30, 2021; and 12) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the Argentine Securities Commission and the general superintendence of corporations.

Series I (issued by FYO)

As a subsequent event, on October 22, 2021, FYO issued its first bond in the local market for an amount of USD 12.3 million. The note is dollar denominated and payable in pesos at the applicable exchange rate, with an annual fixed rate of 0.0%, and maturity on October 22, 2023. The issue price was 100.0% of the nominal value.

Payment of dividends by Brasilagro

At Brasilagro’s shareholders’ meeting held on October 27, 2021, the shareholders of Brasilagro approved dividends in the amount of BRL 260.0 million, or BRL 2.621181215 per share. Such dividends shall be paid to shareholders on November 10, 2021, to holders of record of Brasilagro’s shares as of October 27, 2021.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2021

NEW LIPSTICK, LLC AND SUBSIDIARY

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

Our opinion is not modified in respect of the above mentioned matters.

Other matters

-	As of June 30, 2020, the Company had a members’ deficit of $37,984,853. This deficit relates to the notes payable to the members described in Note 4.

-

The supplemental information presented on pages 13-14 is for additional analysis and is not a required part of the consolidated financial statements. Such information has not been subject to the audit procedures applied in the audit of the consolidated financial statements, and accordingly, we do not express an opinion or provide any assurance on it.

October 30, 2020

(Partner)
Noemí I. Cohn

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

JUNE 30, 2021

	06/30/2021 (Unaudited)	06/30/2020 (Audited)
ASSETS

Cash and cash equivalents	$1,672,952	$6,132,232
Tenant receivables, net	-	48,794
Due from related party	5,047,367	2,188,579

TOTAL ASSETS	$6,720,319	$8,369,605

LIABILITIES AND MEMBERS' DEFICIT

LIABILITIES
Accounts payable and accrued expenses	$1,961,534	$1,788,955
Notes payable to members	45,143,841	44,275,534
Deferred revenue	-	48,794
Due to related parties	241,174	241,175

TOTAL LIABILITIES	47,346,549	46,354,458

MEMBERS' DEFICIT	(40,626,230)	(37,984,853)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$6,720,319	$8,369,605

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2021

	06/30/2021 (Unaudited)	06/30/2020 (Audited)	06/30/2019 (Unaudited)

REVENUES:
Base rents	$-	$42,376,323	$42,591,305
Tenant reimbursements	468,126	8,868,733	7,851,478
Other rental revenue	455	252,478	385,239
Interest income	79,231	-	-

TOTAL REVENUES	547,812	51,497,534	50,828,022

EXPENSES:
Real estate taxes	1,071,339	12,829,755	12,121,647
Utilities	93,915	2,335,535	2,393,263
Janitorial	152,054	1,819,490	1,813,184
Insurance	-	380,405	344,508
Repairs and maintenance	-	2,106,485	1,379,744
Security	91,885	1,228,882	1,149,765
Goodwill	-	-	5,422,615
General and administrative	249,428	3,868,430	3,067,133
Management fees	96,917	1,232,949	1,120,813
Elevator	-	328,939	364,581
HVAC	-	64,748	85,035
Ground rent	-	42,597,980	45,895,545
Interest expense	863,307	2,359,235	3,890,401
Depreciation and amortization	-	5,226,229	5,520,008
Amortization of lease intangibles	-	3,054,196	3,097,661

TOTAL EXPENSES	2,618,845	79,433,258	87,665,903

OTHER (LOSS) / GAIN
Gain on debt forgiveness	-	40,196,070	-
(Loss) / Gain due to cancelation of ground lease and loss of control over the building	(570,344)	164,808,338	-

NET (LOSS) / GAIN	$(2,641,377)	$177,068,684	$(36,837,881)

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ DEFICIT

FOR THE YEAR ENDED JUNE 30, 2021

Members' deficit - July 1, 2018 (Unaudited)	$(178,265,656)

Capital contribution	50,000
Net loss	(36,837,881)
Members' deficit - June 30, 2019 (Unaudited)	$(215,053,537)

Net Gain	177,068,684
Members' deficit - June 30, 2020 (Audited)	$(37,984,853)

Net loss	(2,641,377)
Members' deficit - June 30, 2021 (Unaudited)	$(40,626,230)

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED JUNE 30, 2021

	06/30/2021 (Unaudited)	06/30/2020 (Audited)	06/30/2019 (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss) / gain	$(2,641,377)	$177,068,684	$(36,837,881)

Adjustments for:
Depreciation and amortization	-	5,226,229	5,726,461
Deferred rent receivable	-	-	1,610,861
Amortization of above market leases	-	-	1,407,363
Accretion of below market leases	-	-	(2,363,408)
Accretion of above market ground lease	-	-	(437,809)
Amortization of lease intangible assets	-	3,054,196	(3,097,661)
Amortization of loan costs	-	-	231,355
Gain on debt forgiveness	-	(40,196,070)	-
(Loss) / Gain due to cancelation of ground lease and loss of control over the building	570,344	(164,808,338)	-
Interest costs	863,307	1,370,796	-
Write-off of tenants receivable	-	(727,423)	-
Goodwill	-	-	5,422,615
Changes in operating assets and liabilities:	-	-	-
Restricted cash	-	3,711,128	-
Tenant receivables, net	48,794	1,039,907	3,265
Receivables from related party	(2,858,788)	(2,068,305)	-
Prepaid expenses and other assets	-	6,665,497	(289,946)
Lease intangibles, net	(48,794)	-	6,032,359
Accounts payable and accrued expenses	(392,766)	9,628,400	(918,623)
Deferred ground rent	(4,460,119)	-	26,678,815
Tenant security deposits	-	-	(52,174)
Deferred revenue	-	-	246,138
Deferred rent receivable	-	7,871,348	-
Lease intangibles, net	-	8,435,334	-

TOTAL ADJUSTMENTS	(1,817,903)	(160,797,301)	40,199,611
NET CASH (USED IN) / PROVIDED BY OPERATING ACTIVITIES	(4,459,280)	16,271,383	3,361,730

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	-	-	(35,001)
Repayment on notes payable	-	(11,000,000)	-
NET CASH USED IN INVESTING ACTIVITIES	-	(11,000,000)	(35,001)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on debt issuance costs	-	-	(298,295)
Contribution from Members	-	-	50,000
Net change in restricted cash	-	-	265,499
Repayments on notes payable	-	-	(5,989,372)
Borrowings from shareholders	-	-	1,771,768
NET CASH USED IN FINANCING ACTIVITIES	-	-	(4,200,400)

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(4,459,280)	5,271,383	(873,671)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,132,232	860,849	1,734,520
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,672,952	$6,132,232	$860,849

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	-	-	$4,126,052

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

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

On August 7, 2020, as a result of negotiations initiated in the context of the increase in the local levy from May 2020 established by the lease itself (hereinafter "Ground Lease"), signed an agreement with the owner of the Ground Lease in which the relationship is terminated and the lease is terminated, leaving the building management. For this reason, Metropolitan preceded eliminating as of June 30, 2020, the liability it had associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration. The net effect amounted to $ 0.5 million that is included within ‘Other loss’ in the consolidated Statement of Operations as of June 30, 2021.

Additionally to this, at June 30, 2020, the Company:

•	Reported that it has decided to stop facing the cost of renting land (Ground Lease) where the Lipstick Building is located in New York City, handing over the management of the property;

•

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

NEW LIPSTICK, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Organization (continued)

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

In accordance with the Agreement, the members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. For the year ended June 30, 2021, there were no contributions made by any of the members.

Distributions of capital will be made to the Members at the times, and in aggregated amounts determined by the Board of Directors of the Company. There were no distributions for the year ended June 30, 2021.

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

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with maturities of three months or less upon acquisition to be cash equivalents

NEW LIPSTICK, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of the Federal Deposit Insurance Corporation insured limit of $250,000. As at June 30, 2021 cash deposits exceeded these insured limits.

Revenue Recognition

The Company receives reimbursements from tenants for certain costs as provided for in the lease agreements. These costs include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs in excess of a base year amount. The reimbursements are recognized when the tenants are billed.

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

2.	RELATED PARTY TRANSACTIONS

Other Related Party Transactions

At June 30, 2021 the Company is owed the following balances from the following related parties for expenses paid on their behalf.

Due from related party:
IRSA International LLC	$2,231,712
Efanur S.A.	2,815,655
$5,047,367

Additionally, at June 30,2021, the amounts listed below represent expenses paid by the Company on behalf of related companies, which will be reimbursed by related companies.

Due to related parties:
IRSA International LLC	$300
IRSA Inversiones y Representaciones
Sociedad Anonima	240,874
$241,174

NEW LIPSTICK, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

3.	NOTES PAYABLE TO MEMBERS

On August 15, 2017, the Company entered into notes payable with two Members, IRSA International, LLC and Marciano Investment Group, LLC. The notes payable are for the totalamount of $40,000,000, and originally matured on August 15, 2019, but was extended without a specif date but with the same terms.. The notes bear interest at LIBOR plus 200 basis points (2.1005% at June 30, 2021). Interest expense related to these notes was approximately $863,000 for the year ended June 30,2021. There were no principal payments during the year ended June 30, 2021.

As of June 30, 2021, the balance of the notes including accrued interest amounted to approximately $45,144,000. Proceeds were contributed to the Company’s wholly owned subsidiary.

4.	COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, is involved in litigation arising during the ordinary course of business. Based on currently available information, management believes that the resolution of any potential claims will not have a material adverse effect on the Company’s consolidated operating results or financial position.

SUPPLEMENTAL INFORMATION

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

JUNE 30, 2021

	Metro 885	New Lipstick	Consolidating Entries	Totals
ASSETS

Cash and cash equivalents	$1,668,446	$4,506	$-	$1,672,952
Investment in Metro 885	-	4,638,505	(4,638,505)	-
Due from related party	4,927,093	120,274	-	5,047,367

TOTAL ASSETS	$6,595,539	$4,763,285	$(4,638,505)	$6,720,319

LIABILITIES AND MEMBERS' DEFICIT

Accounts payable and accrued expenses	$1,957,034	$4,500	$-	$1,961,534
Notes payable to related parties	-	45,143,841	-	45,143,841
Due to related parties	-	241,174	-	241,174

TOTAL LIABILITIES	1,957,034	45,389,515	-	47,346,549

MEMBERS' DEFICIT	4,638,505	(40,626,230)	(4,638,505)	(40,626,230)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$6,595,539	$4,763,285	$(4,638,505)	$6,720,319

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

JUNE 30, 2021

	Metro 885	New Lipstick	Consolidating Entries	Totals

REVENUES:
Tenant reimbursements	$468,126			$468,126
Other rental revenue	455	-	-	455
Interest income	79,231			79,231
Investment loss	-	(1,769,412)	(1,769,412)	-

TOTAL REVENUES	547,812	(1,769,412)	(1,769,412)	547,812

EXPENSES:
Real estate taxes	1,071,339	-	-	1,071,339
Utilities	93,915	-	-	93,915
Janitorial	152,054	-	-	152,054
Security	91,885	-	-	91,885
General and administrative	240,770	8,658	-	249,428
Management fees	96,917	-	-	96,917
Interest expense	-	863,307	-	863,307

TOTAL EXPENSES	1,746,880	871,965	-	2,618,845
OTHER INCOME
Management quitment	(570,344)			(570,344)

NET LOSS	$(1,769,412)	$(2,641,377)	$(1,769,412)	$(2,641,377)

