Form 20-F
period 2022-06-30
CRESUD INC
filed 2022-10-28
CIK 1034957

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

Carlos M. Della Paolera 261, 9th Floor, (C1001ADA),

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 592,088,735.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.  ☒ Yes   ☐ No

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(a) of the Securities Exchange Act of 1934 from their obligations under those Sections Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court. Yes ☐   No ☐

Please send copies of notices and communications from the

Securities and Exchange Commission to:

Carolina Zang	Jaime Mercado Juan M. Naveira
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537, 18th Floor C1005AAK City of Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017 United States of America

ii

iii

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains and incorporates by reference statements that constitute estimates and forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “should,” “plans,” “expects,” “predicts,” “potential,” “seek” and similar words or phrases, or the negative of these terms or other similar expressions, are intended to identify estimates and forward-looking statements. Some of these statements include statements regarding our current intent, belief or expectations. While we consider these expectations and assumptions to be reasonable, forward-looking statements are subject to various risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. Forward-looking statements are not guarantees of future performance. Actual results may be substantially different from the expectations described in the forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

We have based these forward-looking statements on current expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our forward-looking statements include, among others, the following:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Brazil and Latin America or changes in developed markets or emerging markets or both;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

•	inflation and deflation;

•	ongoing economic impacts of the COVID-19 pandemic on the Argentine economy, and the related impacts on our business and financial condition;

•	measures adopted by the Argentine government in response to the COVID-19 pandemic and other infectious diseases;

•	impact of the COVID-19 pandemic and the spread of other infectious diseases on our business;

•	fluctuations in the exchanges rates of the Peso and in the prevailing interest rates in Argentina;

•	increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•	current and future Argentine government regulation and changes in law or in the interpretation by Argentine courts;

•	price fluctuations in the agricultural real estate market;

•	political, civil and armed conflicts;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations and declines in the aggregate principal amount of Argentine public debt outstanding and default on Argentina’s of sovereign debt;

•	the impact of the new agreement with the International Monetary Fund (“IMF”) and the restructuring of Argentina’s sovereign debt with the IMF and the Paris Club;

iv

•	governmental intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation or other actions;

•	restrictions on transfer of foreign currencies and other exchange controls;

•	increased competition in the shopping mall sector, office or other commercial properties and related industries;

•	potential loss of significant tenants at our shopping malls, offices or other commercial properties;

•	our ability to take advantage of opportunities in the real estate market on a timely basis;

•	restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

•	our ability to meet our debt obligations;

•	shifts in consumer purchasing habits and trends;

•	technological changes and our potential inability to implement new technologies;

•	deterioration of regional, national or global businesses and economic conditions;

•	changes to applicable regulations to currency exchange or transfers;

•	incidents of government corruption that adversely impact the development of our real estate projects;

•	fluctuations and declines in the exchange rate of the Peso and the U.S. dollar against other currencies; and

•	the risk factors discussed under “Risk Factors.”

Forward-looking statements refer only to the date of this Annual Report, and neither we undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise. Additional factors or events affecting our business may emerge from time to time, and we cannot predict all of these factors or events, nor can we assess the future.

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

v

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

The term “Argentine government” refers to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina (the Argentine Central Bank), the terms “CNV” and “CNV Rules” refer to the Comisión Nacional de Valores (the Argentine National Securities Commission) and the rules issued by the CNV, respectively.

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

Financial Statements

We prepare and maintain our financial books and records in Pesos (as defined below in section “—Currency”) and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the CNV Rules. Our fiscal year begins on July 1 of each year and ends on June 30 of each year thereafter.

Our audited Consolidated Financial Statements as of June 30, 2022 and 2021 and for the years ended June 30, 2022, 2021 and 2020, and the notes thereto (our “Audited Consolidated Financial Statements”) are set forth on pages F-1 through F-102 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on October 27, 2022 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Deconsolidation of IDBD and DIC

On September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed, therefore, IRSA lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for all the years presented.

As of the date of this Annual Report, IRSA no longer owns any capital stock of IDBD while we have an investment in DIC that amounts to 2,062,000 of shares representing 1.5% of its capital stock.

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

vi

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

Additionally, effective July 1, 2019, in accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity’s net investment in the associate or in the joint venture according to the definitions of said standard, using the modified retrospective approach. The provisions of IFRS 9 shall apply to such investments with respect to the share of the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28. We opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

See Note 2.2 to our Audited Consolidated Financial Statements for more information about the adoption of new standards.

Currency

Unless otherwise specified or the context otherwise requires, references in this Annual Report to “Peso,” “Pesos” or “ARS” are to Argentine pesos, references to “U.S. dollars,” “dollars” or “USD” are to United States dollars and references to “Real,” “Reals,” “Rs.” or “BRL” are to Brazilian Real, the legal currency Brazil.

We have translated some of the Peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise required, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 125.2300 per USD 1.00 as of June 30, 2022. The average seller exchange rate for fiscal year 2022, quoted by Banco de la Nación Argentina was ARS 105.3712. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 155.39 per USD 1.00 as of October 26, 2022. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Local Exchange Market and Exchange Rates” and “Risk Factors—Risks relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations.”

Certain Measurements

In Argentina, the standard measure of area in the real estate market is the square meters (m2, or “sqm”), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this Annual Report (e.g., gross leasable area of buildings (“GLA” or “gross leasable area”), and size of undeveloped land) are expressed in terms of sqm. One sqm is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 sqm and to approximately 2.47 acres.

vii

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

As used in this Annual Report, GLA in the case of shopping malls refers to the total leasable area of the properties, regardless of our ownership interest in such properties (excluding common areas and parking areas and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated otherwise).

Rounding Adjustments

Certain figures which appear in this Annual Report (including percentage amounts) and in our financial statements have been subject to rounding adjustments for ease of presentation. Accordingly, figures shown for the same category presented in different tables or different parts of this Annual Report and in our financial statements may vary slightly, and figures shown as totals in certain tables may not be arithmetic aggregation of the figures that precede them.

Economic, Industry and Market Data

Economic, industry and market data and other statistical information included or incorporated by reference into this Annual Report is based on data compiled by us from internal sources and based on publications such as Bloomberg, the International Council of Shopping Centers, the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers), and the National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos, the “INDEC”). Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.

Subsidiaries Corporate Reorganization

On September 30, 2021, IRSA Inversiones y Representaciones S.A. (“IRSA”) and IRSA Propiedades Comerciales S.A. (“IRSA CP”), both subsidiaries of the Company, executed a Preliminary Merger Agreement pursuant to which IRSA CP would merge into IRSA, by way of absorption by IRSA of IRSA CP, and IRSA would assume, by universal succession, all of the assets and liabilities and succeed to all of the rights and obligations of IRSA CP. On December 22, 2021, the shareholders of IRSA and IRSA CP approved the merger, whose effective date was established on July 1, 2021. On January 30, 2022, IRSA and IRSA CP executed a Definitive Merger Agreement. On May 9, 2022, we disclosed that the CNV informed us that the merger by absorption of IRSA with IRSA CP, and the dissolution without liquidation of IRSA CP was registered, with IRSA as the surviving corporation.

viii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

This item is not applicable.

Item 2. Offer Statistics and Expected Timetable

This item is not applicable.

Item 3. Key Information

A.    Reserved

A.1. Local Exchange Market and Exchange Rates

The Argentine government has established a series of exchange control measures that restrict the free flow of currency and the transfer of funds abroad. These measures significantly curtail access to the foreign exchange market Mercado Único y Libre de Cambios (“MULC”) by both individuals and private sector entities. This makes it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable outside Argentina. For more information about exchange controls see, “Item 10. Additional Information—D. Exchange Controls”.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum(1) (2)	Minimum(1) (3)	Average(1) (4)	At closing(1)
Fiscal year ended:
June 30, 2020	70.3600	41.5000	59.5343	70.3600
June 30, 2021	95.6200	70.4200	83.8081	95.6200
June 30, 2022	125.1300	95.6600	105.2712	125.1300
Month ended:
July 31, 2022	131.1700	125.3500	128.3519	132.3200
August 31, 2022	138.6300	131.7900	135.2041	138.6300
September 30, 2022	147.2200	138.9300	143.5305	147.2200
October 2022 (through October 26, 2022)	155.2900	148.1300	151.8113	155.2900

____________________

Source: Banco de la Nación Argentina

(1)	Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2)	The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)	The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)	Average exchange rates at the end of the month.

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

•

The ongoing COVID-19 pandemic and Argentine government measures to contain the virus are adversely affecting our business and results of operations, preventing us from accurately predicting the ultimate impact on our results of operations.

•

The appearance of “monkeypox” and its spread in different countries, including Argentina, and possible Argentine government measures to contain the virus may adversely affect our business and results of operations.

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

•	Worldwide competition in the markets for our products could adversely affect our business and results of operations.

•	Our internal processes and controls might not be sufficient to comply with the extensive environmental regulation and current or future environmental regulations could prevent us from fully developing our land.

•	Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

Risks Relating to IRSA’s Business in Argentina

•	Disease outbreaks or other public health concerns could reduce traffic in IRSA’s shopping malls.

•	IRSA is subject to risks inherent to the operation of shopping malls that may affect its profitability.

•	The increasingly competitive real estate sector in Argentina may adversely affect IRSA’s ability to rent or sell office space and other real estate.

•	IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on its results of operations and financial condition.

•	The loss of tenants could adversely affect IRSA’s operating revenue and value of its properties.

•	IRSA’s level of debt may adversely affect its operations and ability to pay its debt as it becomes due.

•	IRSA may face risks associated with acquisitions of properties, IRSA’s future acquisitions may not be profitable and the properties IRSA acquires may be subject to unknown liabilities.

•	Some of the land IRSA has purchased is not zoned for development purposes, and it may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

•	IRSA is dependent on its Board of Directors senior management and other key personnel and may face potential conflicts of interest relating to its principal shareholders.

Risks Relating to IRSA’s Investment in Banco Hipotecario

•	COVID-19 may negatively impact the operations and financial situation of Banco Hipotecario.

•	Banco Hipotecario’s capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

•	The asset quality of financial institutions is exposed to the non-financial public sector’s and Central Bank’s indebtedness.

•	The short-term structure of Banco Hipotecario’s deposit base could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

•	Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

Risks Relating to our ADSs and Common Shares

•	Shares eligible for sale could adversely affect the price of our common shares and ADSs.

•	If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

•	We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

•	Investors may not be able to effect service of process within the United States, limiting their recovery of any foreign judgment.

•	If we are considered to be a passive foreign investment company for United States federal income tax purposes, United States holders of our common shares or ADSs would suffer negative consequences.

•	Holders of the ADS may be unable to exercise voting rights with respect to the common shares underlying their ADSs.

•	Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions and our ability to pay dividends is limited by law and our by-laws.

•	Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the ADSs.

•	You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your ADSs.

•	Our shareholders may be subject to liability for certain votes of their securities.

•	The warrants are exercisable under limited circumstances and will expire.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and depreciation of the currency. As a consequence, our business and operations have been, and could in the future be, affected to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; foreign exchange restrictions; fluctuations in foreign currency exchange rates and interest rates; governmental policies regarding spending and investment, national, provincial or municipal tax increases and other initiatives increasing Argentine government involvement with economic activity; civil unrest and local security concerns. Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have a significant impact on our business, results of operations and financial condition. Argentina is an emerging market and investing in such markets generally carries additional risks.

Historically, Argentina went through periods of severe political, economic and social crisis. Among other consequences, these crises resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions, and many other sectors of the economy. Argentina also suffered a significant real depreciation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. In the past three years, GDP contracted 2.2% in 2019 and 6.5% in 2020. During 2021, the GDP increased 11.0% with respect to the previous year. On September 17, 2021, the Argentine Treasury announced that it expected GDP to grow 4% in 2022 and the fiscal deficit to reach 3.3%, both figures higher than previously expected.

Legislative elections took place on November 14, 2021, in the context of which one third of the seats in the senate and half of the seats in the house of representatives, were up for election. “Juntos por el Cambio” (the political party of the former administration) obtained 41.7% of the votes and “Frente de Todos” (the political party of the current administration) obtained 33.6% of the votes. As a result, the “Frente de Todos” coalition lost its majority of votes in the house of representatives, but maintained a majority of the seats in the senate. As a result, the administration of President Fernández may not be able to enact new legislation.

We can offer no assurances as to the policies that may be implemented by the administration of President Fernández, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

During periods of high uncertainty in the international markets, potential investors choose to invest in high quality assets. This situation has caused adverse effects on the Argentine economy which could continue to do so in the near future.

On June 24, 2021, Morgan Stanley Capital International Inc. (“MSCI”) announced that it would reclassify the MSCI Argentina Index from Emerging Markets to Standalone Markets status in one step during its November 2021 Semi‐Annual Index Review. Pursuant to such announcement, on November 11, 2021, MSCI went forward with the reclassification of the MSCI Argentina Index to Standalone Markets.

The success of any measure taken by the Argentine government pursuant to restoring the market’s trust and achieving the stability of the Peso is uncertain. Furthermore, the continuous loss of value of the Peso may have an adverse effect on our financial condition and the results of our operations.

The IMF and the Argentine authorities have reached an understanding on key policies as part of their ongoing discussions of an IMF-supported program in order to renegotiate the principal maturities of the USD 44.1 billion under a stand-by arrangement. On March 25, 2022, the IMF approved the execution of the financing agreement (the “IMF Agreement”) with Argentina for a total amount of USD 44 billion, which includes a disbursement of USD 9.6 billion. We cannot assure that the conditions of the IMF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth, nor the impact that the IMF Agreement may have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets). Moreover, the long-term impact of these measures and any future measures taken by the government on the Argentine economy remains uncertain. It is possible that reforms could be disruptive to the economy and adversely affect the Argentine economy and our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

Sergio Tomas Massa formally took office as Minister of Economy on August 3, 2022, and stated that his program will be based on four pillars: (i) fiscal order; (ii) trade surplus; (iii) strengthening of monetary reserves; and (iv) development with social inclusion. In matters of fiscal order, Mr. Massa has stated that the goal of 2.5% primary deficit established by the budget for the fiscal year 2022 will be met. In turn, he expressed that payment advances from the National Treasury will not be used for the remainder of the year 2022 together with freezing any new hiring in all sectors of the national public administration. Regarding subsidies of public services, Mr. Massa announced that saving for consumption will be promoted together with a request for care of the country’s natural resources.

In the matter of trade surplus, he has stipulated for the promotion - by means of decrees of necessity and urgency - of special regimes for the agroindustry, mining and hydrocarbon sectors due to increased production and the knowledge economy. Related to the strengthening of reserves, he proposed an export advance scheme, with the value chains of fishing, mining, agriculture and other sectors. In addition, he announced that there will be disbursement of funds by international organizations under current programs, and a new program with the CAF - Development Bank of Latin America. On the other hand, he announced that, during the month of August of 2022, the retirement mobility index will be announced with a “reinforcement”, whose objective will be to help retired workers overcome the loss of purchasing power as a result of growing inflation. Such “reinforcement” was granted on August 25, 2022, for an amount of ARS 7,000 to be paid to retirees during the months of September, October and November 2022.

The long-term impact of these measures and any future measures taken by the Argentine government on the Argentine economy, as a whole, remains uncertain. It is possible that such reforms could be disruptive to the economy and adversely affect the Argentine economy, and consequently, our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

Presidential elections will be held in Argentina in October 2023. We cannot predict which policies the new President of Argentina, who assumed office in December, 2023, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Argentinian economy. Any such new policies or changes to current policies may have a material adverse effect on us. The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition and the price of our shares and ADSs.

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

The INDEC reported cumulative variation of the consumer price index (“CPI”) of 53.8% for 2019, 36.1% for 2020 and 50.9% for 2021. INDEC reported a CPI of 5.3%, 7.4%, 7% and 6.2%, for June, July, August and September 2022, respectively. As of September 30, 2022, the cumulative variation of the CPI was 66.1%.

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

As of July 1, 2018, the Peso qualified as a currency of a hyperinflationary economy and we were required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operations and financial condition.

Pursuant to IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Center for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy was hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies that prepare financial statements pursuant to IFRS and use the Peso as their functional currency were required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, are in principle prohibited in Argentina. However, on December 4, 2018, the Argentine government enacted Law No. 27,468, which lifted the ban on indexation of financial statements. Certain regulatory authorities, such as the CNV and the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia) (the “IGJ”), have required that financial statements for periods ended on and after December 31, 2018, be restated for inflation in accordance with IAS 29.

During the first three fiscal years beginning after January 1, 2018, inflation adjustment for tax purposes was applicable if the variation in the CPI exceeds 55% in 2019, 30% in 2020 and 15% in 2021.

Therefore, inflation adjustment for tax purposes:

•	Year ended June 30, 2019: one third of the adjustment to be allocated to 2019 and the remaining two thirds to be allocated in equal parts in the following two years.

•	Years ended June 30, 2020 and 2021: one sixth of the adjustment to be allocated to 2020 and 2021 and the remaining portions in equal parts in the five following years.

As from fiscal year 2022, the inflation adjustment for tax purposes will be applicable if the variation in the accumulated CPI in the 36 months prior to the end of the fiscal year being settled is higher than 100%. In that case, the result of inflation adjustment for tax purposes is fully allocated to the fiscal year in which it originated.

We cannot predict the future impact that the eventual application of inflation adjustment for tax purposes and other related inflation adjustments described above will have on our financial statements or their effects on our business, results of operations and financial condition.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Argentine government has substantially increased public spending. Argentina recorded a primary deficit of 0.4% 6.5% and 3.0% of GDP in 2019, 2020 and 2021, respectively. However, the Fernández administration has indicated that it will seek to foster economic growth, which may require additional public spending. If government spending continues to outpace fiscal revenue, the fiscal deficit is likely to increase.

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

During recent years the Argentine government has faced difficulties in the payment of its sovereign debt. As a result, the Argentine government may not have access to international financing, or its access may be costly, which would limit its ability to make investments and foster economic growth. Additionally, Argentine companies may also have difficulty accessing international financing, at reasonable costs or at all.

In 2018, due to Argentina’s limited access to the international capital and lending markets, the Argentine government and the IMF entered into the Stand-By Agreement. As of the date of this Annual Report, Argentina has received disbursements under the agreement totaling USD 57.1 billion. Notwithstanding the foregoing, the Fernández administration has publicly announced that it will refrain from requesting additional disbursements under this agreement, and instead vowed to renegotiate its terms and conditions in good faith.

During March 2020, the Argentine government initiated discussions with various groups of creditors to discuss a path for Argentina’s debt sustainability. With respect to Argentina’s international bonds, the Argentine executive branch approved the restructuring of certain eligible global bonds issued under foreign laws for up to USD 65 billion. In August 2020, the Argentine government announced that it had obtained the consents required to exchange 99% of the aggregate principal amount outstanding of all series of eligible bonds.

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021 the USD 2.1 billion payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement Argentina had reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). In addition, on April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate. In June 2021, the parties agreed that Argentina would pay USD 430 million to the group before the end of July and the rest during the following year to avert default in July 2021. On March 22, 2022, the Argentine government reached an agreement with the Paris Club for a new extension of the agreement reached in June 2021.

In June 2018, the Argentine government and the IMF signed a three-year, USD50 billion loan agreement, as further amended to USD57.1 billion through 2021 (the “IMF 2018 Agreement”). Following an IMF report in February 2020 stating that Argentina’s debt may not be sustainable, the Argentine government requested to begin discussions with the IMF in order to renegotiate the principal maturities of the USD44.1 billion disbursed between 2018 and 2019 under a stand-by arrangement. The IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions on an IMF-supported program. On March 25, 2022, the IMF approved the execution of the IMF Agreement with Argentina for a total amount of USD44 billion, which includes a disbursement of USD9.6 billion. The IMF will monitor Argentina’s compliance with such agreement at the end of each quarter. By means of the IMF Agreement, the Argentine government seeks to decrease the high inflation in Argentina improving public finances and strengthening Argentina’s balance of payments. We cannot assure that the conditions of the IMF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth, nor the impact that the IMF Agreement may have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets).

On January 28, 2022, President Alberto Fernandez announced that an understanding with the IMF pursuant to restructuring the debt incurred as set forth in the Stand-by Agreement was reached. On that same day, President Alberto Fernandez authorized the payment of principal pursuant to such agreement for an amount of USD 731 million.

In addition, during the latter part of June 2022, the IMF made a second disbursement of funds for an amount of USD 4,155 million. Furthermore, a third disbursement of funds for an amount of USD 3.8 million was made on October 7, 2022.

Due to past or future defaults on its indebtedness, we cannot assure you that Argentina will have access to international financing in the future, on favorable terms or at all. If Argentina is not able to access financing, it may not be able to foster economic growth and invest in the country. As a result, we cannot assure you that private companies in Argentina will have access to financing on favorable terms or at all, which could adversely affect our business, financial condition and results of operations.

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

Fluctuations in the rates of exchange of the Peso against foreign currencies, particularly the U.S. dollar, may adversely affect the Argentine economy, our financial condition and results of operations. In 2018, 2019, 2020 and 2021, the Peso depreciated by approximately 105%, 59%, 40% and 18%, respectively, against the U.S. dollar. Depreciation of the Peso in real terms can have a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, and also lead to very high inflation and significantly reduced real wages. The depreciation of the Peso can also negatively impact businesses whose success is dependent on domestic market demand, and adversely affect the Argentine government’s ability to honor its foreign debt obligations. A substantial increase in the exchange rate of the Peso against foreign currencies of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments which may have a negative effect on GDP growth and employment, and reduce the revenue of the Argentine public sector by reducing tax revenue in real terms, due to its current heavy dependence on export taxes.

As a result of the greater volatility of the Peso, the former administration announced several measures to restore market confidence and stabilize the value of the Peso. Among them, during 2018, the Argentine government negotiated two agreements with the IMF, increased interest rates and the Central Bank decided to intervene in the exchange market in order to stabilize the value of the Peso. During 2019, based on a new understanding with the IMF, the Argentine government established new guidelines for stricter control of the monetary base, which would remain in place until December 2019, in an attempt to reduce the amount of Pesos available in the market and reduce the demand for foreign currency. Complementing these measures, in September 2019 foreign currency controls were reinstated in Argentina. As a consequence of the re-imposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain common capital markets operations (“dólar MEP” or “contado con liquidación”) has broadened significantly, reaching a value of approximately 90% above the official exchange rate. As of October 26, 2022, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 155.39 per USD 1.00.

The “Dollar Soja” was a special exchange regime created by Decree 576/2022 that was in force during September 2022 and offers ARS 200 for each USD, unlike the currently approx. ARS 142 offered during same time to the rest of the exporters. Said was established for the settlement of foreign currency from soybeans and products associated with it, for those who adhere to the program and that comply with the requirements established in said decree. As of the date of this Annual Report, the aforementioned exchange regime has not been extended and, consequently, the “Dollar Soja” is not currently in effect. As a result of this special exchange regime, the Argentina Central Bank achieved a total of USD 8,123 million.

Furthermore, in early October 2022, the Argentine government announced a special exchange rate for the high-tech industry. Additionally, through the Federal Administration of Public Revenue (“AFIP”) General Resolution No. 5272/2022, it established two additional exchange rates. In this regard, is a special exchange rate that applies to any expense of more than USD 300 made abroad during a calendar month, pursuant to which an extra 25% advance payment of Income Tax would be applicable. In addition, local concert promoters will be subjected to a special exchange rate pursuant applicable to the payment of foreign entertainers, set in an amount of ARS 204 ARS per USD 1.

The success of any measures taken by the Argentine government to restore market confidence and stabilize the value of the Peso is uncertain and the continued depreciation of the Peso could have a significant adverse effect on our financial condition and results of operations.

Certain measures that may be taken by the Argentine government, or changes in policies, laws and regulations, may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.

The Argentine government exercises substantial control over the economy and may increase its level of intervention in certain areas of the economy, including through the regulation of market conditions and prices.

On June 2020, President Alberto Fernández announced a project to intervene and expropriate the cereal exporting company Vicentin S.A.I.C (“Vicentin”) under which the national public administration would take control of 51% of Vicentin, which is in creditor competition as a result of the company’s ARS 350 million debt with state-owned Banco de la Nación Argentina, on a total increase of USD 1.35 billion. However, on June 19, 2020, the holder of the Civil and Commercial Court, responsible for carrying out Vicentin’s call for creditors, decided to restore the company’s original Board of Directors to office for 60 days and to give the observer status to the interventors appointed by the administration of Alberto Fernández.

As for taxes, the Argentine government regulated the “Ley de Aporte Solidario y Extraordinario” to mitigate the effects of the pandemic (Law No. 27,605) - also known as “aporte de las grandes fortunas o impuesto a las riquezas”. It established a one-time contribution of a rate starting at 2% of the assets of individuals who have declared more than ARS 200 million in assets. The contribution will rise up to 3% in the case of assets of between ARS 800 million and ARS 1,500 million; will be extended up to 3.25% for those between ARS 1,500 million and ARS 3,000 million; and those who exceed that value will be taxed at 3.5%. The number of taxpayers covered by the regulations is estimated at 12,000.

Decree 42/2021 also empowered the AFIP to be in charge of “implementing the information regimes for the purpose of collecting data” and thus prevent tax evasion operations. In this sense, when the law was sanctioned and promulgated, some businessmen with large assets threatened to start a fiscal rebellion.

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

On June 6, 2022, the Argentine government sent to the Chamber of Deputies a bill that would establish a one-time “windfall income tax” for companies that obtained extraordinary income from the increase in international prices. Based on the current Argentine political environment, it is uncertain whether the Argentine Congress will approve this bill.

The bill would establish a one-time additional 15% windfall income tax on the excess of the net taxable income resulting from the difference of the (1) net taxable income obtained in the first tax year ended on or after the month immediately following the month in which the bill enters into force, and (2) net taxable income from the previous tax year adjusted by the variation of the CPI, published by the National Institute of Statistics and Census.

The windfall income tax would apply to companies that meet the following requirements:

•

The net taxable income or the accounting profits adjusted for inflation for the first financial year ending on or after the month immediately following the month in which the bill enters into force is at least ARS 1 billion; and

•

(i) The accounting profits adjusted for inflation for the first financial year ending on or after the month immediately following the month in which the bill enters into force represents at least 10% of the total gross income for that period; or (ii) the ratio between the accounting profits adjusted for inflation for the first financial year ending on or after the month immediately following the month in which the bill enters into force and the total gross income for that period, is at least 20% higher than the same ratio for the previous year.

The bill would exclude the income tax and the extraordinary results from the calculations referred to in the previous paragraph, in accordance with the regulations to be issued after the bill’s enactment.

If approved by the Argentine Congress, the bill would be enacted on the date of publication in the Official Gazette and would apply for the first financial year ending from the first day of the month immediately following enactment and the last day of the 12th month immediately following that date.

However, since such bill has not yet been discussed in the Chamber of Deputies, and doesn’t looks like it will in the near future, the AFIP issued General Resolution No. 5,248, establishing that an extraordinary payment on account of income tax payable in 3 monthly installments shall be in effect for companies that meet any of the following parameters:

•	The amount of the tax determined from the tax return corresponding to the fiscal year 2021 or 2022, as the case may be, is equal to or higher than ARS 100,000,000.

•	The amount of the tax result arising from the tax return, without applying the deduction corresponding to tax losses of previous years, is equal to or higher than ARS 300,000,000.

Any such payment on account of income tax shall be 25% of the calculation basis of the advance payment, or 15% of the tax result, without considering the losses of previous years.

The aforementioned payment on account of income tax may not be cancelled through a compensation mechanism and shall not be considered when requesting a reduction of tax payments.

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

Through Decree No.11/2022, a staggered increase of the minimum salary was approved as follows: (i) September 1, 2022, ARS 51,200.00 for all full-time monthly workers and ARS 256.00 per hour for day laborers; (ii) October 1, 2022, ARS 54,550.00 for all full-time monthly workers and ARS 272.75 per hour for day laborers; and (iii) November 1, 2022, ARS 57,900.00 for all full-time monthly workers and ARS 289.50 per hour for day laborers. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. In December 2019, Decree No. 34/2019 doubled legally-mandated severance pay for termination of employment. This decree was extended until June 30, 2022, under the provisions of Decree 886/2021. This last decree established a gradual reduction of the double compensation, namely: (i) 75% of the amount of the same, from January 1, 2022 and until January 28, February 2022; (ii) 50% from March 1, 2022 and until April 30, 2022; and (iii) 25% from May 1, 2022 and until June 30, 2022. As of the date of this Annual Report, there has been no further extensions to the payment of double compensations; therefore, the aforementioned rule is no longer in force.

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

On September 1, 2019, the Central Bank issued Communication “A” 6,770, which established various rules for exports of goods and services, imports of goods and services, foreign assets, non-resident operations, financial debt, debts between residents, profits and dividends, and information systems. The Communication was issued in response to the publication of Decree 609/2019, pursuant to which the Argentine government implemented foreign exchange regulations until December 31, 2019. Decree 609/2019 sets forth the obligation to convert the value of goods and services exported into Pesos in the local financial system, in accordance with terms and conditions established by the Central Bank. Through Decree 91/2019, the National Executive Branch resolved to continue with the provisions of Decree 609/2019, this is the obligation to convert the value of exported goods and services to Pesos in the local financial system, in accordance with the terms and conditions established by the Central Bank. Accordingly, through Communication “A” 6,856, Communication “A” 6,770 was modified, establishing that the rules regarding the obligation to enter the country in foreign currency and/or negotiation in the MULC of receipts for exports of goods and services, disseminated through Communication “A” 6,844 remains in force since December 31, 2019.

On September 15, 2020, Communication “A” 7,106 established that companies must refinance the maturities of the capital of the financial debt in the period between October 15, 2020 and December 31, 2023. Subsequently, such period was extended in various opportunities, with the final extension being issued on October 13, 2022, pursuant to Communication “A” 7,621 by which it was further extended until December 31, 2023. In this regard, the Central Bank will grant companies access to the MULC for up to 40% of the maturities and the companies must refinance the remaining 60% within a period of at least two years. In addition, CNV Resolution No. 862/2020 established a minimum holding term requirement of three days for both transfers of securities from local accounts abroad and vice versa.

As of the date of this Annual Report, we have outstanding obligations pursuant to the Series XXIII Notes issued by the Company, for USD 14,7 million and Series II Notes issued by IRSA for USD 121.0 million. We currently cannot predict whether the Government will impose further exchange controls and transfer restrictions that may impair our ability to access the MULC for the repayment of the total amount or part of such obligations.

On January 11, 2021, through Resolution No. 878/21, the CNV reduced the minimum holding term to one business day, both to carry out sales operations of negotiable securities with settlement in foreign currency in the local market, as well as to use in the settlement of operations in foreign currency in the local market the negotiable securities transferred from depositories abroad to depositories of the country.

On July 12, 2021, through Resolution No. 895/2021 of the CNV, it was established that in order to carry out sales operations of negotiable securities with settlement in foreign currency and in foreign jurisdiction, a minimum period of holding of said securities must be observed negotiable securities in portfolio of 2 business days counted from its accreditation in the depositary agent. This term shall not apply in the case of purchases of negotiable securities with settlement in foreign currency and in foreign jurisdiction. In the case of sales operations of negotiable securities with settlement in foreign currency and in local jurisdiction, the minimum term of permanence in the portfolio to be observed will be 1 business day to be computed in the same way. This minimum holding period shall not apply in the case of purchases of negotiable securities with settlement in foreign currency. To give effect to transfers of negotiable securities acquired with settlement in national currency to depository entities abroad, a minimum term of holding said negotiable securities in the portfolio of 2 business days must be observed, counted from their accreditation in the depositary agent. The exception is contemplated in those cases in which the accreditation is the product of the primary placement of negotiable securities issued by the National Treasury or in the case of Argentine shares and/or Certificates of Deposit (“Cedears”) with trading in markets regulated by the CNV. As a result of all the exchange restrictions mentioned and all those that may be issued in the future by the Central Bank in the context of the exercise of its powers, it is clarified that there may be possible “withholdings” in the context of the restructuring that Argentine companies are undergoing. obliged to carry out with the consequent possible claims.

In order to comply with the requirements of this regulation, a financial debt refinancing plan had to be presented to the Central Bank, which must be registered until December 31, 2020 before September 30, 2020. In order for maturities to be registered between January 1, 2021 and March 31, 2021, the plan must be presented at least 30 calendar days before the maturity of the principal to be refinanced, which implies a risk to obtain financing for new productive projects. As a consequence, there could be a rise in corporate bond spreads.

Likewise, on February 22, 2021, the Central Bank resolved to extend the validity of point 7 of Communication “A” 7,106, which expired on March 31, 2021. Thus, it established that the provisions of point 7 will be applicable to those who register capital maturities scheduled between April 1, 2021 and December 31, 2021 for the indebtedness detailed therein. Subsequently, through Communication “A” 7,422, it was extended again until June 30, 2022.

And, finally, on October 13, 2022, the Central Bank issued Communication “A” 7,621 by which it was decided to extend the period until December 31, 2023. The refinancing plan had to be presented to the Central Bank before March 15, 2021, for principal maturities scheduled between April 1, 2021, and April 15, 2021. In all other cases, it must be submitted at least 30 calendar days before the maturity of the principal to be refinanced. Specifically, the requirement to renegotiate is maintained, although the monthly maturities that must be rescheduled are raised from USD 1 million to USD 2 million and frees companies that have restructured their debts under the same procedure throughout 2020, and that this year they face maturities of such rescheduling. By the same requirement, the maturities of new loan disbursements entered as of 2020 have not been reached either. In addition, since June 2020, pursuant to Communication “A” 7,030, companies could no longer access the MULC to cancel the financial debt between companies in advance. It is also noted that such possible restructuring proposals will fully comply with the requirements set forth by the applicable and current regulations, as long as the breach brings the application of the foreign exchange criminal law to the members of our board of directors.

Furthermore, on August 13, 2021, through Communication “A” 7,340, the Central Bank incorporated as point 4.3.3. of the regulations of Foreign Trade and Exchange regulations (Texto Ordenado de Exterior y Cambios), that the purchase and sale of securities that are carried out with settlement in foreign currency must be paid by one of the following mechanisms: a) by transfer of funds from and to sight accounts at name of the client in local financial entities, and b) against wire on bank accounts in the name of the client in a foreign entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force do not apply, or do not apply sufficiently. International. In no case is the settlement of these operations permitted by means of payment in foreign currency bills, or by depositing them in custody accounts or in third-party accounts. On December 9, 2021, through Communication “A” 7,416 of the Central Bank, modified by Communication “A” 7,422 and later Communications, most of the foreign exchange restrictions were extended until December 31, 2022.

On April 12, 2022, through Communication “A” 7,490, the Central Bank released the ordered text of the Foreign Trade and Exchange regulations (Texto Ordenado de Exterior y Cambios) to replace Communications “A” 7,433, 7,466, 7,469, 7,471, 7,472 and 7,488. Among other things, the aforementioned regulations extended until December 31, 2022, the exchange restrictions applicable to import payments, the prior approval to make payments of foreign financial indebtedness with related creditors and the rules on matters of refinancing foreign liabilities. In addition, they established that the Central Bank will have the possibility of assigning a specific category linked to the way of accessing the MULC.

As of the date of this Annual Report, the restrictions outlined above remain in place. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Any restrictions on transferring funds abroad imposed by the Argentine government could undermine our ability to pay dividends on our ADSs in U.S. dollars. Furthermore, these measures may cause delays or impose restrictions on the ability to collect payments of capital and interest on bonds issued by us. The challenge will be to achieve acceptance by creditors, in accordance with the Central Bank regulations mentioned above, especially when it has highly diversified and retail creditors.

The company has several dollar-denominated maturities affected by these measures. For more information see “Operating and Financial Review and Prospects—Liquidity and capital resources—Indebtedness”.

The ongoing COVID-19 pandemic and Argentine government measures to contain the virus are adversely affecting our business and results of operations, preventing us from accurately predicting the ultimate impact on our results of operations.

As of the date of this Annual Report, most of the operations and properties are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina.

In order to mitigate the economic impact of the COVID-19 pandemic and mandatory lockdown and shutdown of non-essential businesses, the Argentine government adopted social aid, monetary and fiscal measures, including price controls and the prohibition of dismissals without cause.

As of the date of this Annual Report, the COVID-19 outbreak has caused significant social and market disruption. The long-term effects of the coronavirus pandemic on the global economy, Argentine economy and the Company, are difficult to assess or predict, and may include a decline in market prices (including the market prices of our common shares), risks to employee health and safety and reduced sales in the impacted geographic locations. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development such as the ongoing COVID-19 outbreak, may have a material and adverse effect on our business operations, financial condition or operational results. In this regard, and due to the restrictions that were in place, we were forced to keep the DirecTV Arena stadium closed throughout the entire 2021 fiscal year.

The Company is currently considering alternatives pursuant to mitigating the effects this outbreak may have had on its operations and ongoing projects, as well as to any measures adopted by the Argentine government, which so far have resulted in a slowdown in economic activity that has further adversely affected economic growth in Argentina during the 2020 and 2021 fiscal years.

We are continuing to monitor the impact of the ongoing COVID-19 pandemic across our businesses. The ultimate impact of the pandemic on our business, results of operations and financial condition remains uncertain and will depend on future developments outside of our control, including whether new variants of the COVID-19 arise and the Argentine government measures in response of the COVID-19 pandemic, including the vaccination program launched in December 2020. To the extent the COVID-19 pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. To the extent the COVID-19 pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

For more information in connection with the COVID-19 pandemic and their impact on our Company, see “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

The appearance of “monkeypox” and its spread in different countries, including Argentina, and possible Argentine government measures to contain the virus may adversely affect our business and results of operations.

Monkeypox was first detected in humans in 1970 in the Democratic Republic of the Congo, being transmitted from person to person by close contact with infected respiratory secretions or skin lesions of an infected person.

Since then, the majority of reported cases have come from rural rainforest regions of the Congo Basin and West Africa, particularly the Democratic Republic of the Congo, where it is considered endemic. However, in mid-May 2022, cases of monkeypox were identified in countries such as Portugal, Spain and the United Kingdom, in addition to investigations in several countries finding cases without a known source of infection, which suggested the existence of a undetected community spread. In the United States, the cities of New York and San Francisco have declared a state of emergency due to the spike in cases of this disease. As of October 25, 2022, the World Health Organization reported that 75,790 have been detected globally.

In order to mitigate the impact of the spread of monkeypox, the Argentine government may adopt measures, such as mandatory lockdown and shutdown of non-essential businesses. If adopted, we cannot assure you whether these measures will be sufficient to prevent a severe economic downturn in Argentina, particularly if Argentina’s main trading partners are concurrently facing an economic recession, which may adversely affect our business and results of operations.

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

General elections in Brazil, including the election of the president, were held on October 2, 2022. Historically, election years in Brazil, and especially presidential elections, are marked by political uncertainty which generates greater instability and volatility. Moreover, the Brazilian Supreme Court recently overturned criminal convictions and restored former President Luis Inácio Lula da Silva’s political rights, allowing him to run in the presidential election. According to the official results, Lula obtained 48.4% of the votes while Bolsonaro obtained 43.2% of the votes. As no presidential candidate received a majority of the votes on 2 October, Lula and Bolsonaro advanced to a runoff election, scheduled for October 30, 2022. As a consequence, we cannot provide certainties of the effects that the results of the election may have on the Brazilian economy and its impact in Argentina, taking not account that both countries are close commercial partners and members of the MERCOSUR.

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

On November 3, 2020, presidential elections took place in the United States. Former Vice President Joseph R. Biden Jr. was the Democratic nominee to challenge President Trump. Finally, on November 7, 2020, Democrat Joe Biden was declared president. Mr. Biden became the 46th president on January 20, 2021. We cannot predict how any measures adopted by the Biden administration may affect Argentina, nor the effect that any other measure taken by the Biden administration could cause on global economic conditions and the stability of global financial markets.

In July 2019, the Common Market of the South (“MERCOSUR”) signed a strategic partnership agreement with the European Union (the “EU”), which was expected to enter into force in 2021, once approved by the relevant legislatures of each member country. The objective of this agreement is to promote investments, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine government is uncertain. In October 2020, The European Parliament passed a non-binding resolution opposing the ratification of the trade agreement between the EU and MERCOSUR due to concerns over the environmental policy of the Jair Bolsonaro government. At the same time, the EU was to send MERCOSUR member countries a document with additional requirements on the environmental commitment, a matter that has not been fulfilled and that, in part, has slowed down the implementation of the agreement between both entities. In this regard, it is reported that the definition and implementation of the free trade agreement will be completed next year and not in the second part of 2022, as expected.

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

High commodity prices contributed to the increase in Argentine exports and to high Argentine government tax revenue from export withholdings. Consequently, the Argentine economy has remained relatively dependent on the price of its main agricultural products, primarily soy. This dependence has rendered the Argentine economy more vulnerable to commodity prices fluctuations.

A continuous decline in international prices of Argentina’s main commodity exports could have a negative impact on the levels of government revenue and the Argentine government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the Argentine government’s reaction. Either of these results would adversely impact Argentina’s economy and, therefore, our business, results of operations and financial condition.

The absence of a solid institutional framework and corruption have been pointed out as an important problem for Argentina and continue to be. Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the former Macri administration adopted several measures aimed at strengthening Argentina’s institutions and curbing corruption. These measures included the reduction of criminal sentences in exchange for cooperation with the Argentine government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others.

The Russian invasion of Ukraine could have an unpredictable effect on the global economy and on international and local securities markets, and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Also see “D.   Risk Factors - Risks Relating to Brazil - Increases in the price of raw materials and oil may adversely affect us”.

Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, the European Union and other countries against Russia and possibly countries that support, directly or indirectly, Russia’s incursion. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets, including Argentina’s, and thus could affect our businesses and the businesses of our customers, even though we do not have any direct exposure to Russia or the adjoining geographic regions.

The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region, could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

Our internal policies and procedures might not be sufficient to guarantee compliance with anti-corruption and anti-bribery laws and regulations.

Our operations are subject to various anti-corruption and anti-bribery laws and regulations, including the Corporate Criminal Liability Law and the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). Both the Corporate Criminal Liability Law and the FCPA impose liability against companies who engage in bribery of Argentine government officials, either directly or through intermediaries. The anti-corruption laws generally prohibit providing anything of value to Argentine government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities in which the employees are considered government officials. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements.

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

17

·

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

The Brazilian economy has been experiencing a slowdown. The Brazilian GDP decreased 3.6% in 2016, increased 1.0% in 2017, increased 1.1% in 2018, increased 1.1% in 2019, decreased 4.1% in 2020, increased 4.6% in 2021 and 2.3% in the first six months of 2022.

Inflation and interest rates have increased more recently, and the Brazilian real has weakened significantly in relation to the U.S. dollar. Adverse economic conditions in Brazil may materially and adversely affect our business, financial condition and results of operations.

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

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and ongoing investigations of her successor (who left office in January 2019) as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2022. We cannot predict which policies the new President of Brazil, who assumed office on January 1, 2023, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us. The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition and the price of our shares and ADSs.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central, or COPOM), establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year as or December 31, 2010. The SELIC rate has increased and decreased since then and, as of June 30, 2019, it was 6.50% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços–Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, were 0.52% in 2017, 7.54% in 2018, 7.30% in 2019, 23.14% in 2020 and 17.78% in 2021. Cumulative inflation in the first six months of 2022, calculated by the same index, was 8.39%%. The inflation rates, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, and calculated by Instituto Brasileiro de Geografia e Estatistica, or IBGE, were 1.26% in 2018, 0.01% in 2019, 0.26% in 2020 and 10.06% in 2021. Cumulative inflation in the first six months of 2022, calculated by the same index, was 5.49%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2022, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

The imposition of restrictions on acquisitions of agricultural properties by foreign nationals in Brazil may materially restrict the development of our business in Brazil.

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

As of September 30, 2022, approximately 57.3% of BrasilAgro’s common shares were held by foreigners. Bearing that in mind, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with future acquisitions of land, which may result in material delays and our inability to obtain required approvals. There is also a case pending on the Supreme Court (Supremo Tribunal Federal, or STF) on the Opinion No. 461/2012-E, issued by São Paulo’s General Controller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo), which has established that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74. Moreover, on April 16, 2015, the Brazilian Rural Society filed a claim for the acknowledgment of non-compliance with basic principles (ADPF) under certain provisions of the Brazilian Constitution with the Supreme Court in order to (i) rule that paragraph 1, article 1, of Law No. 5,709/71 was repealed by the 1988 Federal Constitution and (ii) reverse the opinion issued by the Federal Attorney General (AGU) of 2010.

In June 2021, Supreme Court Justice Alexandre de Moraes issued an opinion to repeal certain restrictions on the ownership of property by foreigners and reverse the opinion issued by the Federal Attorney General (AGU) in 2010. The proceeding, however, is pending judgment by the Supreme Court. As of the date hereof, we are not able to provide an estimate of the timeframe for a final judgment to be issued by the Supreme Court.

Depending on the final decisions of these pending lawsuits, we may need to modify our business strategy and intended practices in order to be able to acquire agricultural properties.

As in the case of Brazil, in the rest of the countries where we operate, there are also laws in place that impose limitations on the purchase and lease of rural land by foreigners and/or companies controlled by foreigners. Such regulations have been incorporated into the local legislation of those countries, by means of: (i) Law No. 26,737 of Argentina; (ii) Law No. 1,715 of Bolivia; (iii) and Law No. 2,532 of Paraguay, in addition to the fact that there is currently a bill for the " Proteccion Nacional de las Tierras Rurales", which we do not know the impact it could have on our operations if it becomes law.

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

In 2020, the U.S. dollar to the peso exchange rate increased 40.5% compared to 2019. In 2021, the U.S. dollar to the peso exchange rate increased 22,7% compared to 2020 and so far in 2022 it increased by 51% as of October 26, 2022. We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

Historically, the Brazilian currency has suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented several economic plans and adopted a series of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. During 2021, the Real depreciated 7.4% against the U.S. dollar and so far in 2022 (until September 30, 2022), the Real appreciated by 13.1% against the U.S. dollar.

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

Brazil has historically experienced high rates of inflation. Inflation, as well as Brazilian government efforts to curb inflation, has had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.8% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.3% in 2010, inflation of 5.1% in 2011, inflation of 7.8% in 2012, inflation of 5.5% in 2013, inflation of 3.7% in 2014, inflation of 10.5% in 2015, 7.2% in 2016, 2.1% in 2017, 3.4% in 2018, 4.5% in 2019, 4.5% in 2020 and 10% in 2021, as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian overnment’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As of August 2022, the Brazilian government has raised the interest rate to 13.75%. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 11.75% in 2014, 14.25% in 2015, 13.75% in 2016, 7% in 2017, 6.75% in 2018, 6.00% in 2019, 2.00% in 2020 and 6,53% in 2021, as determined by the Comitê de Política Monetária, or COPOM.

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

Increases in the price of raw materials and oil may adversely affect us.

The agricultural properties are located in Brazil’s cerrado biome (also known as the Brazilian savannah region), a location where the soil is mostly acidic and not very fertile, requiring the use of lime and fertilizers. Our operations require other raw materials such as pesticides and seeds which we acquire from local and international suppliers. We do not have long-term supply contracts for these raw materials and therefore are exposed to the risk of cost increases. A significant increase in the price of lime, fertilizers or other raw materials we use would likely reduce our profitability or otherwise adversely affect our business operations as these are not costs that can readily be passed on to our customers. In addition, certain of our production costs, including fertilizers and the cost of leasing agricultural machinery, are linked to the international price of oil and its derivatives. Therefore, if the price of oil increases significantly, our results of operations could be adversely affected.

We also rely on fertilizers and agrochemicals, many of which are petrochemical based. In our segments related to agricultural activity (grains, cotton, sugarcane and cattle raising), fertilizers and agrochemicals represented approximately 74% of our total cost of production (including manufacturing and administrative expenses) for the 2021-2022 harvest year. Worldwide production of agricultural products has increased significantly in recent years in response to increased demand for agrochemicals and fertilizers. However, supply shortages have continued to exist and have been aggravated by the ongoing conflict between Russia and Ukraine.

Delays or failures in the delivery of raw materials used by us and our suppliers could have an adverse effect on us.

We depend on suppliers to provide us with fertilizers, seeds, other raw materials and machinery services.

Possible delays in the delivery of such items may delay our planting efforts until we are able to establish agreements with other suppliers, or may delay our harvest in case of delay in delivery of machinery. Accordingly, any delays, failures or defects in the delivery of raw materials or inputs or with regard to the provision of services to us by our suppliers could adversely affect our business and results of operations. See “—Our business, financial condition and results of operations may be adversely affected by lack of transportation, storage and processing infrastructure in Brazil, which represents an important challenge for the Brazilian agricultural and agricultural real estate sectors.”

We may be adversely affected by the ongoing conflict between Russia and Ukraine and the ensuing global geopolitical and economic instability.

The effects of the ongoing conflict between Russia and Ukraine on the Russian and global economy remains uncertain. However, they have resulted in significant volatility in financial markets, as well as an increase in energy and commodity prices globally. As a result, in particular, the availability and price of fertilizers for the 2022-2023 harvest year is subject to significant uncertainty in Brazil and the other countries in which we operate. From a supply point of view, Brazil and the other countries in which we operate are highly dependent on imports of fertilizers from Russia and other neighboring countries. In addition, fertilizer prices, which had already risen before the conflict, have continued to rise and have led producers to delay purchase negotiations. As a result of such supply risks, we believe that there may be shortages of some types of fertilizers (mainly of potash-based products). We may also be unsuccessful in finding alternative direct imports from non-sanctioned regions or in increasing our prices to reflect increased supply costs in the future. Failure to obtain fertilizer on favorable terms, or at all, could have a material adverse effect on our business, financial condition and results of operations. Geopolitical tensions in petroleum-producing countries may also affect the global supply of oil and lead to increased prices. The conflict between Russia and Ukraine led to a spike in oil and energy prices. Although this positively impacted ethanol demand and prices, we cannot assure you that such geopolitical tensions will not adversely affect our business, financial condition and results of operations.

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

As of June 30, 2022, 28% of BrasilAgro’s assets were located in Paraguay. Paraguay has a history of economic and political instability, exchange controls, frequent changes in regulatory policies, corruption, and weak judicial security. However, in 2013, Paraguay had the highest GDP growth rate in Latin America and the third highest in the world with 14%. Since then, GDP has grown by 4% in 2014, 3% in 2015, 3.8% in 2016, 4.3% in 2017, 3.6% in 2018, 0.2% in 2019, decreased 6.0% in 2020 and an increase of 4.1% in 2021. The Paraguay’s GDP is closely related to the performance of the Paraguayan agricultural sector, which can be volatile and could adversely affect our business, financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Central Bank of Paraguay participates actively in the exchange market in order to reduce volatility. In 2018, the Paraguayan currency appreciated against the dollar by 6.7%, in 2019 the appreciation was 8.26%, in 2020 the appreciation was 6.7% while in 2021 the it had a decrease by 0.55%. A significant depreciation of the local currency could adversely affect our business, financial condition and results of operations. However, since most of our costs of raw materials and supplies are denominated in U.S. dollars, a significant depreciation of the local currency could adversely affect our business, financial condition and results of operations, as well as impact other expenses, such as professional fees and maintenance costs.

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

As of June 30, 2022, 5% of BrasilAgro’s assets were located in Bolivia. Bolivia is exposed to frequent has a history of economic, social and political instability, exchange controls, frequent changes in regulatory frameworks policies, civic and labour strikes, high tax rates and corruption among state officials, the judiciary and also the private sector.

Bolivia is exposed to high risk of social unrest, causing marches and roadblocks deployed by protesters to pressure the government, increasing disruption risks. Furthermore, protests over environmental issues often overlap significantly with labour disputes, which can escalate into disruptive forms of protest, including site occupations.

In turn, the Bolivian economy is the 14th largest in Latin America and is heavily dependent on export commodities such as natural gas and minerals. Bolivia’s GDP growth over the last decade has been among the highest in Latin America, growing by 4.9% in 2015, 4.3% in 2016, 4.2% in 2017, 4.2% in 2018 and 2.2% in 2019, while in 2020 it had a decrease by 7.3% and an increase of 6.1% in 2021. Within this context, inflation has been relatively low and under control for the last 30 years. The inflation rate for 2021 was around 0.49%. In addition, Bolivia it is in the process of becoming an active partner of MERCOSUR, a common market aiming to gradually integrate economic activity among Brazil, Argentina, Uruguay, Paraguay and Bolivia.

A significant deterioration in the global and internal macroeconomics, political stability or social unrest of Bolivia, could have a material impact on their economic growth, which could adversely affect our business, financial condition and results of operations. On October 18, 2020, Bolivia’s general elections were held, with the aim of electing e President, Vice-President and deputies of the country. Luis Arce, belonging to the Movement to Socialism (MAS) was elected in the first round, with 54.41% of the votes. The elections were announced by Bolivia’s former president, Evo Morales, on November 10, 2019, hours before his resignation. They were scheduled to be held on May 3, 2020, but due to the outbreak of the COVID-19 pandemic elections had to be postponed to the aforementioned date. In November 2020, Acre was democratically elected, in the first round, president of Bolivia with 55.1% of the vote.

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

•

changes in the agricultural subsidy levels in certain important countries (mainly the United States and countries in the EU) and the adoption of other government policies affecting industry market conditions and prices;

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

According to the United States Department of Agriculture (“USDA”) estimates, Argentina’s crops output (wheat, corn and soybean) for the 2022/2023 season will be reaching a production of 101.6 million tons. The estimated production of soybean is supposed to reach 51 million tons, the wheat production 12.6 million tons and the corn production 38 million tons.

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

On December 2015, the Mauricio Macri’s administration, announced the reduction of 35 to 30% of export duties on soybean and the removing of all of the export duties for the rest of the products. To the date, the Argentine government is analyzing the possibility of reducing again the tax for soybean exports. In addition, Decree 1343/17 implemented a monthly reduction of 0.5% of the export duty in force on soybean, wheat and soybean oil from January 2018 to December 2019 inclusive.

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

On the other hand, the Argentine government has approached in different ways the withholding scheme on grain exports to be applied. For such purposes, Decree No. 789/2020 entered into force on October 6, 2020, which provided for the reduction for three months of the withholding on the export of soybeans and their main derivatives. Then this regulation that sets 0% of the rate of the export duty was extended until December 31, 2022 through Decree No. 831 extends until December 31, 2022 the set of 0% of the rate of the Export Right. In turn, Decree No. 150/2021 establishes that the goods must not pay any other rate of export duty. On September 4, 2018, the Argentine government issued Decree No. 793/2018 that re-implements, until December 31, 2020, a 12% tariff for the export of goods and services included in the common MERCOSUR nomenclature, with a cap of ARS 3 for each US dollar of its tax value or free value (FOB), as appropriate for the goods and services established in Annex I of the aforementioned decree and ARS 4 for other manufactured products. On December 28, 2018, the Argentine government issued decree No. 1201/2018 that established until December 31, 2021, a 5% export tax for services provided in the country, whose effective use or exploitation is carried out abroad. This measure became effective on January 1, 2019 and will be effective for operations that are provided and billed from that day.

Through Decree No. 911/2021 and Resolution No. 301/2021, the guidelines for the export of meat were established. Thus, until December 31, 2023, the export of whole carcasses, half carcasses, forequarters and hindquarters with bone, incomplete half carcasses with bones and incomplete forequarters with bone is prohibited.

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

Land-taking is a long-standing problem in Argentina that has escalated throughout the years with every economic crisis, especially now in the context of the economic crisis caused by the COVID-19 pandemic.

The spread of land takes has revived an old debate in Argentina. There is a conflict between two groups that claim, on the one hand, a right to decent housing, and on the other hand a group that claims that the right to private property should be respected Argentina’s constant and cyclical economic crises over the past 50 years have also caused poverty to rise sharply, so less people can access a roof, resulting in a housing deficit.

As a consequence, we cannot provide assurance that Government responses to such disruptions will restore investor confidence in Argentine lands, which could have an adverse impact on our financial condition and results of operations.

The imposition of restrictions on acquisitions of agricultural properties by foreign nationals in the countries where we operate may materially restrict the development of our business in such countries.

Depending on the assets and/or activities that the company undertakes in Argentina, limitations could be imposed on holding percentages by foreigners in accordance with Law No. 26,737 "Régimen de Protección al Dominio Nacional sobre la Propiedad, Posesión o Tenencia de las Tierras Rurales" which regulates, with respect to foreigners or companies controlled by foreigners, the limits to the ownership and possession of rural lands, regardless of their intended use or production destination.

Besides Argentina, in the rest of the countries where we operate, there are laws in place that impose limitations on the purchase and lease of rural land by foreigners and/or companies controlled by foreigners. Such regulations have been incorporated into the local legislation of those countries, by means of: (i) Law No. 1,715 of Bolivia; and (ii) and Law No. 2,532 of Paraguay, in addition to the fact that there is currently a bill for the "Proteccion Nacional de las Tierras Rurales", which we do not know the impact it could have on our operations if it becomes law. In regards to Brazil, for further information concerning applicable on this subject, please see “Risks relating to Brazil - The imposition of restrictions on acquisitions of agricultural properties by foreign nationals in Brazil may materially restrict the development of our business in Brazil.”

A global economic recession could decrease the demand for our products or lower prices.

The demand for the products we sell may be affected by international, national and local economic conditions that are beyond our control. Adverse changes in the real or perceived economic climate, such as rising fuel prices, higher interest rates, falls and / or volatility of real estate and real estate markets, more restrictive credit markets, higher taxes and changes in government policies could reduce the level of demand or prices of the products we produce. We cannot predict the time or duration, magnitude or strength of this slowdown or economic recovery. If a recession continues for a prolonged period of time or worsens, we may experience a prolonged period of declining demand and prices. In addition, economic recessions have and can negatively affect our suppliers, which can lead to interruptions in goods and services and financial losses.

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

The Argentine government has set certain industry market conditions and prices in the past. In order to prevent a substantial increase in the price of basic products as a result of inflation, the Argentine government is adopting an interventionist policy. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the Argentine government. Since 2005, the Argentine government, in order to increase the domestic availability of beef and reduce domestic prices, adopted several measures: it increased turnover tax and established a minimum average number of animals to be slaughtered. In March 2006, the registries for beef exports were temporarily suspended. This last measure was softened once prices decreased. There can be no assurance that the Argentine government will not interfere in other areas by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate all our products’ prices in the future or that the prices or other market conditions that the Argentine government could impose will allow us to freely negotiate the price of our products.

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

Our cattle sales are diversified but we are and will continue to be significantly dependent on a number of third-party relationships, mainly with our customers for crop sales. For the fiscal year 2022, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 30 customers. Sales to our ten largest customers represented approximately 55% to 60%, of our net agriculture sales. Some of these customers included Cargill, FASA, Bunge Alimentos S.A., ACA, GLENCORE and QUILMES. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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

We consolidated our financial statements with our subsidiary BrasilAgro. BrasilAgro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. BrasilAgro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). BrasilAgro is a company that has been operating since 2006. As a result, it has a developing business strategy and an establishd track record. BrasilAgro’s business strategy may not be successful, and if not successful, BrasilAgro may be unable to successfully modify its strategy. BrasilAgro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in BrasilAgro, this would likely materially and adversely affect our business. As of June 30, 2022, we owned 39.4% of the outstanding common shares of BrasilAgro.

Changes in facts and circumstances may adversely affect our ability to exercise control over BrasilAgro

Although we own shares representing 39.56% of total voting rights at BrasilAgro, we concluded that we exercise “de facto control” based on the following facts: (i) the percentage and concentration of our voting rights, (ii) the record of attendance to Shareholders’ Meetings and the record of votes cast by the other shareholders; and (iii) the effective control exercised by us to direct BrasilAgro’s relevant activities through the Board of Directors, where we appointed five out of nine board members. As some of these facts are out of our control, a change in the fact pattern that we assessed might derive in a loss of control over BrasilAgro, leading to deconsolidation from an accounting perspective.

Labor relations could negatively impact us.

As of June 30, 2022, approximately 30% of our employees in our Agricultural Business in Argentina were represented by unions under collective agreements. While we currently enjoy good relations with our employees and unions, we cannot assure that such good labor relations will continue in the future positively or that their eventual deterioration does not affect us materially or negatively.

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

As of June 30, 2022, we owned land reserves extending over more than 457,711 hectares that were purchased at very attractive prices. In addition, we have a concession over 132,000 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

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

As of June 30, 2022, CRESUD’s consolidated financial gross debt amounted to ARS 141,431 million. We cannot assure you that we will have sufficient cash flows and adequate financial capacity to finance our business in the future. Although CRESUD is generating sufficient funds from its operating cash flows to meet our debt service obligations and its ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future.

Our leverage may affect our ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the local capital and the macroeconomic conditions of Argentine markets, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Furthermore, our leverage could also affect our competitiveness and limit our ability to pay our debt due to changes in market conditions, changes in the real estate industry and/or future economic downturns.

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

For more information see “Operating and Financial Review and Prospects—Liquidity and capital resources—Indebtedness”.

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

Companies that are investment companies within the meaning of the Investment Company Act, and that do not qualify for an exemption from the provisions, are required to register with the SEC and are subject to substantial regulations with respect to capital structure, operations, transactions with affiliates and other matters. In the event such companies do not register under the Investment Company Act, they may not, among other things, conduct public offerings of their securities in the United States or engage in interstate commerce in the United States. Moreover, even if we desired to register with the SEC as an investment company, we could not do so without an order of the SEC because we are a non-U.S. corporation, and it is unlikely that the SEC would issue such an order.

As of June 30, 2022, we owned approximately 53.6% of IRSA’s outstanding shares. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The U.S. capital markets have historically been an important source of funding for us, and our ability to obtain financing in the future may be adversely affected by a lack of access to the U.S. markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

IRSA’s level of debt may adversely affect our operations and its ability to pay its debt as it becomes due and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

As of June 30, 2022, IRSA’s consolidated financial gross debt amounted to ARS 74,734 million. We cannot assure you that we will have sufficient cash flows and adequate financial capacity to finance our business in the future. Although we are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future. For more information see “Item 10. Additional Information—D. Exchange Controls.”

Our leverage may affect our ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the local capital and the macroeconomic conditions of Argentine markets, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to pay its debt due to changes in market conditions, changes in the real estate industry and/or future economic downturns.

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

For more information see “Operating and Financial Review and Prospects—Liquidity and capital resources—Indebtedness”.

IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

As of June 30, 2022, most of IRSA’s revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of IRSA’s office buildings are located in Buenos Aires and a substantial portion of IRSA’s revenue is derived from such properties. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, IRSA expects to continue to be largely affected by economic conditions or by pandemic effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect its ability to comply with IRSA’s debt service and fund operations.

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

The success of IRSA’s business and profitability of its operations depend on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth and the maintenance of our current business and operations. As part of IRSA’s strategy, IRSA intends to increase our properties portfolio through strategic acquisitions at favorable prices, where IRSA believes IRSA can bring the necessary expertise to enhance property values. In order to pursue acquisitions, IRSA may require capital or debt financing. Recent disruptions in the financial markets may adversely impact IRSA’s ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. IRSA’s ability to make scheduled payments or to refinance IRSA’s existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, we cannot provide assurances that Argentine government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

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

Although no single tenant represents more than 4.3% of IRSA’s revenues in any fiscal year, if a significant number of tenants at its retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if IRSA failed to retain them, IRSA’s business could be adversely affected. Further, IRSA’s shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if IRSA is not able to successfully release the affected space, could have a material adverse effect on both the operating revenue and underlying value of the properties involved. See “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

IRSA may face risks associated with acquisitions of properties, our future acquisitions may not be profitable and the properties we acquire may be subject to unknown liabilities.

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

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, IRSA cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of our tenants and IRSA’s inability to replace such tenants may adversely affect our profitability and its ability to comply with our debt service obligations. These factors are particularly disruptive in the context of emergency situations, such as the COVID-19 pandemic, which has caused significant adverse impacts on our business as tenants have been required to shut down or significantly reduce their operating activities.

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

As a consequence, we cannot provide assurance that Argentine government responses to such disruptions will restore investor confidence in Argentine lands, which could have an adverse impact on our financial condition and results of operations.

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

The capital and credit markets for Argentina have been experiencing extreme volatility and disruption since the last years. If IRSA’s current resources do not satisfy our liquidity requirements, IRSA may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of risk in Argentina, of IRSA’s company or the industry generally. IRSA may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

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

In addition, IRSA may face claims for the enforcement of labor laws in Argentina. Many companies hire personnel from third parties that provide outsourced services, and sign indemnity agreements if labor claims from employees of such third company arise. However, in recent years several courts have rejected the existence of independence in those labor relations and ruled that joint and several responsibilities by both companies.

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

IRSA’s business activities include real estate developments. One of the main risks related to this activity corresponds to potential increases in construction costs, which may be driven by higher demand and new development projects in the shopping malls and buildings sectors. Increases higher than those included in the original budget may result in lower profitability than expected.

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

•

changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the Influenza A Subtype H1N1 and Zika viruses, a potential Ebola outbreak, COVID-19, monkeypox, among others, or weather phenomenons or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

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

Labor relations may negatively impact IRSA.

As of June 30, 2022, 64.0% of IRSA’s workforce was represented by unions under collective bargaining agreements. Although IRSA currently enjoys good relations with IRSA’s employees and their unions, IRSA cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

IRSA’s results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect IRSA’s business, results of operations and financial condition.

During the year ended June 30, 2022, IRSA had fair value gain on investment properties of ARS 13,650 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, IRSA will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

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

As of June 30, 2022, the majority of its liabilities, such as its Series I, V, VII, VIII, IX, XI, XII and XIII Notes, were denominated in U.S. dollars (as well as Series XIV Notes, which was issued on July 8, 2022) while the Company’s revenues are mainly denominated in Pesos. This currency gap mainly affects our operational flows to pay interests of our U.S. dollar denominated debt, considering our assets are transacted in U.S dollars.  In addition, restrictions to access to MULC to acquire the required U.S. dollars to pay our U.S. dollar denominated debt or future regulations that may be enacted establishing a different exchange rate (higher than the current official exchange rate) to convert the Pesos into U.S. dollars  exposes us to a risk of volatility, which may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affected our ability to pay interests of our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of IRSA’s debt in Pesos, which further adversely affects the results of IRSA’s operations and financial conditions and may increase the collection risk of IRSA’s leases and other receivables from our tenants and mortgages, most of which generate Peso denominated revenue.

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

As of June 30 2022, IRSA owns 50% of Quality Invest S.A. In the Sales and Developments segment, 50% of the equity of Puerto Retiro and 50% of the equity of Cyrsa S.A. In the Hotel segment, IRSA owns 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group.

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

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through Cresud S.A.C.I.F. y A. As of June 30, 2022, such beneficial ownership consisted of 434,263,346 common shares held by Cresud S.A.C.I.F. y A. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of June 30, 2022, Mr. Eduardo S. Elsztain also beneficially owned (i) approximately 55.7% of our common shares. IRSA cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Relating to IRSA’s Investment in Banco Hipotecario

As of June 30, 2022, IRSA owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario S.A. (“Banco Hipotecario”). Banco Hipotecario’s assets as of such date were ARS 323,353.1 million. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

In recent years, Banco Hipotecario has diversified its financing sources by increasing deposits. Still, Banco Hipotecario remains having presence in the local and international capital markets. As of June 30, 2022, Banco Hipotecario’s financial indebtedness accounted for 12.6% of its financing. Likewise, as of June 30, 2022, the issuance of notes represented 5.04% of its total liabilities. The ability of Banco Hipotecario to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. Banco Hipotecario has no control over capital markets conditions, which can be volatile and unpredictable.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 15.3% as of June 30, 2022. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the Argentine government’s ability to foster sustainable long-term growth, generate fiscal revenue and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2022, such securities issued by the Central Bank represented approximately 28.6% of the total assets of the Argentine financial system. As of June 30, 2022, Banco Hipotecario’s total exposure to the public sector was ARS 48,977 million, which represented 26% of its assets as of that date, and the total exposure to securities issued by the Central Bank was ARS 97,165 million, which represented 51.8% of its total assets as of June 30, 2022.

The quality of Banco Hipotecario’s assets and that of other financial institutions may deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

The capacity of many Argentine private sector debtors to repay their loans has in the past deteriorated as a result of certain economic events in Argentina or macroeconomic conditions, materially affecting the asset quality of financial institutions, including Banco Hipotecario. The ratio of non-performing private sector loans has increased in recent years, as Argentina’s economic outlook deteriorated. Banco Hipotecario recorded non-performing loan ratios of 12.3%, 13.4% and 4.2% for June 30, 2020, 2021, and 2022, respectively. The quality of its loan portfolio is highly sensitive to economic conditions prevailing from time to time in Argentina, and as a result if Argentina were to experience adverse macroeconomic conditions, the quality of Banco Hipotecario’s loan portfolio and the recoverability of its loans would likely be adversely affected. This might affect the creditworthiness of Banco Hipotecario’s loan portfolio and the results of operations.

The Consumer Protection Law may limit some of the rights afforded to Banco Hipotecario.

Argentine Law No. 24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Hipotecario’s customers. The Consumer Protection Law was amended by Law No. 26,361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. Recent Central Bank regulations, such as Communication “A” 5,388, also protects consumers of financial services.

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

Law No. 26,739 was enacted to amend the Central Bank’s charter, the principal aspects of which are: (i) to broaden the scope of the Central Bank’s mission (by establishing that such institution shall be responsible for financial stability and economic development while pursuing social equity); (ii) to change the obligation to maintain an equivalent ratio between the monetary base and the amount of international reserves; (iii) to establish that the Board of Directors of the institution will be the authority responsible for determining the level of reserves required to guarantee normal operation of the MULC based on changes in external accounts; and (iv) to empower the monetary authority to regulate and provide guidance on credit through the financial system institutions, so as to “promote long-term production investment.”

In addition, the Civil and Commercial Code, among other things, modifies the applicable regime for contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; provided however that the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion. However, in recent years some court decisions have established the obligation to pay in foreign currency when it was so freely agreed by the parties. We are not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank’s charter) will not result in significant costs to Banco Hipotecario, or will otherwise have an adverse effect on Banco Hipotecario’s operations.

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

The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders of common shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The ADSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Cresud, which as of June 30, 2022, was the beneficial owner of approximately 36.63% of our common shares (or approximately 216,884,083 common shares which may be exchanged for an aggregate of 21,688,408 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

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

Although the ADSs are listed on the NASDAQ Global Market, as a foreign private issuer we are able to rely on home country governance requirements rather than relying on the NASDAQ corporate governance requirements. See “Item 16G. Corporate Governance—Compliance with NASDAQ listing Standards on Corporate Governance.” Additionally, as a foreign private issuer, we are exempt from certain rules under the Exchange Act including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until four months after the end of each fiscal year, while United States domestic issuers that are accelerated filers are required to file their Annual Report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders companies that are not foreign private issuers.

Investors may not be able to effect service of process within the United States, limiting their recovery of any foreign judgment.

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a United States or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, United States holders of our common shares or ADSs would suffer negative consequences.

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2022, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for them such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as reporting requirements. See “Item 10. F—Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

However, pursuant to Law No. 27,430, as amended by Law No. 27,541 and Law No. 27,630, dividends distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends— by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to Argentine resident individuals, resident undivided estates and foreign beneficiaries are subject to income tax at a 7% rate on profits accrued in fiscal years starting on January 1, 2018 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax would apply.

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

Such law also provides that the capital gains tax applicable to non-residents for transactions entered into until December 30, 2017 is still due, although no taxes will be claimed to non-residents with respect to past sales of Argentine shares or other securities traded in the CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. The AFIP’s General Resolution No. 4,227, which came into effect on April 26, 2018, stipulates the procedures through which the income tax should be paid to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 was due on June 11, 2018.

In addition, Decree No. 824/2019, published in the Official Gazette on December 6, 2019 and which introduced the new consolidated text of the Income Tax Law, maintains the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by non-residents. However, non-residents are exempt from the capital gains tax on gains obtained from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, and/or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, and the funds used for the investment proceed from jurisdictions not considered as not cooperating for purposes of fiscal transparency.

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

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our Board of Directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the United States securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the ADSs.

Over the last twenty years in Argentina exchange controls and transfer restrictions have been periodically imposed, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Since 2019, new regulations have significantly curtailed access to the foreign exchange market by individuals and private sector entities.

In this regard, the Argentine government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that ADS Depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffered delays under the current foreign exchange market regulations or be subject to any additional restrictions, such as a different exchange rate to convert the Pesos into U.S dollars, that may be higher than the current official exchange rate. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. See “Item 10. Additional Information—D Exchange Controls.”

The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.

Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under United States law as a result of Argentina’s short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a United States company.

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

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Ley General de Sociedades No. 19,550 (Argentine General Corporation Law) or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Our warrants are exercisable under limited circumstances and will expire.

On March 10, 2021, we issued an aggregate of 90,000,000 warrants to purchase 90,000,000 of our common shares, and will expire on March 10, 2026. Each warrant entitles its holder to purchase one common share. Each warrant will be exercisable only if the common share rights or ADS rights to which such warrant relates have been exercised, and such warrant will be exercisable after 90 days following its issuance during the nine-day period from and including the 17th through the 25th day of each February, May, September and November (to the extent such dates are business days in New York City and Buenos Aires, Argentina). As of the date of this Annual Report, there are 89,477,678 warrants outstanding.

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

Our common shares are listed and traded on the Bolsas y Mercados Argentinos (“BYMA”) and our ADSs representing our common shares are listed on the Nasdaq. Our headquarters are located at Carlos M. Della Paolera 261, 9th Floor (C1001ADA), City of Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar. Information contained in or accessible through our website is not a part of this Annual Report. We assume no responsibility for the information contained on these sites.

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

During 1993 and 1994, Consultores Asset Management acquired on behalf of certain investors approximately 22% of our outstanding shares on the Buenos Aires Stock Exchange. In late 1994, an investor group led by Consultores Asset Management (and including Dolphin Fund plc., currently Dolphin Fund Ltd.) purchased additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1995, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ. We started our agricultural activities with seven farmlands and 20,000 hectares under management.

In 2002, we acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud, and in 2009, we increased our ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary. As of June 30, 2022, we had a 53.55% equity interest in IRSA (without considering treasury shares) and a majority of our directors are also directors of IRSA. IRSA is one of Argentina’s largest real estate companies and is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping malls and luxury hotels, as well as the sales and development residential properties, it has a 29.9% interest in Banco Hipotecario, one of the main financial institutions in the country, and selected investments outside of Argentina.

In March 2008 we made a follow on offering for up to 180 million shares in the local and international markets, which were fully subscribed, for a total amount of USD 288 million. The proceeds allowed us to expand our international operations to Paraguay and Bolivia, currently we run these operations through our subsidiary BrasilAgro.

In line with our international expansion strategy, in September of 2005 we participated in the creation of BrasilAgro with the purpose of replicating our business model in Brazil. We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Investments S.A. and Agro Managers S.A. On May 2, 2006, BrasilAgro’s shares were listed on the Novo Mercado of the Brazilian Stock Exchange (“BOVESPA”) with the symbol AGRO3 and on November 8, 2012, BrasilAgro’s ADRs became listed on the NYSE, under the ticker LND. In February 2021, it made a capital increase for BRL 440 million shares, we subscribed shares in the capitalization. In addition, in May 2021 we exercised warrants that had been granted to the founders of the Company at the initial public offering, before its maturity. As a result of our follow-on subscription and the warrants exercise we increased our stake in BrasilAgro, net of treasury shares, to 39.4%. As of June 30, 2022, our interest in BrasilAgro remained at 39.4%.

Also, we provide the best services for the agricultural community through our subsidiaries. We boost our clients’ businesses through the consulting, marketing and storage services operated by FyO, which main business is crop trading (crop brokerage, futures and options, consulting, logistics and financial services) and sale and distribution of own inputs and third-party products. As of June 30, 2022, we had a 51.1% equity interest in FyO.

We are pioneers in creating the first online agro marketplace, Agrofy S.A.U. (“Agrofy”), which is already operating in Argentina, Brazil and Uruguay with regional expansion plans. Agrofy continued to position itself this year as the leading online business platform for agriculture in Argentina, Brazil and Uruguay, exceeding 40 million visits. As of June 30, 2022, our interest in Agrofy is 17.7% and BrasilAgro acquired 1.6% of the capital stock. Looking ahead to next year, the company will continue working on its expansion plans to other countries in the region.

As of June 30, 2022, we owned, directly and through our subsidiaries, 26 farms, with a total area of 617,481 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years.

On September 30, 2021, IRSA’s Board of Directors approved a corporate reorganization process and IRSA and IRSA CP executed a Preliminary Merger Agreement pursuant to which IRSA CP would merge into IRSA, by way of absorption by IRSA of IRSA CP, and IRSA would assume, by universal succession, all of the assets and liabilities and succeed to all of the rights and obligations of IRSA CP. On December 22, 2021, the shareholders of IRSA and IRSA CP approved the merger, whose effective date was established on July 1, 2021. On January 30, 2022, IRSA and IRSA CP executed a Definitive Merger Agreement. On May 9, 2022, the CNV informed IRSA that the merger by absorption of IRSA with IRSA CP, and the dissolution without liquidation of IRSA CP, have been registered, with IRSA as the surviving corporation.

Significant acquisitions, dispositions and development of business

Agricultural Business

Rio do Meio Farm

On December 29, 2021, the Company entered into a Purchase and Sale Commitment Agreement for a total area of 4,573 hectares (2,859 usable hectares) of Finca Rio do Meio, a rural property located in the Municipality of Correntina - BA, for the amount of 250 bags of soybeans per useful hectare, equivalent to BRL 130 million (corresponds to the value of soybeans at the date of the transaction). The payment will be made in 13 installments, the first in the form of an advance and the rest divided into 12 semi-annual payments due in June and October, with the last installment on October 10, 2027. The gain recognized for the sale amounted to BRL 51 million.

Although the signing of the agreement and disclosure of the transaction was in September, the gain from the sale of the farm is recognized on December, since the Purchase Agreement conditioned the transfer of ownership of the promised area to the full payment of the first installment, which consisted of 3 equal parts that were paid on September 20, 2021, November 15, 2021 and December 30, 2021. Transferred of ownership was completed in December 2021 upon the full payment of the first installment.

Sale of Alto Taquari

On October 10, 2021 BrasilAgro reported that it sold an area of 3,723 hectares (2,694 cultivable hectares) of the Alto Taquari Farm, a rural property located in the municipality of Alto Taquari - Mato Grosso state.

The total amount of the sale is 1,100 bags of soybeans per cultivable hectare or BRL 591 million (~ BRL 218,641 / cultivable ha). The handover of possession of the areas and, consequently, the recognition of sales income, will be carried out in two stages. In October 2021 with 2,566 hectares (1,537 cultivable hectares), for an approximate amount of BRL 336.0 million (corresponds to the value of soybeans at the date of the transaction) and September 2024 with 1,157 cultivable hectares, for an approximate value of ARS 253.0 million. BrasilAgro will continue to operate the areas until delivery.

The buyer made an initial payment of BRL 16.5 million and an additional payment of BRL 31.4 million during the fiscal year ended as of June 30, 2022, and the remaining balance is indexed in soy bags with annual payments and an average term of 3.9 years.

Agrofy capital round

In December 2021, Agrofy carried out a new round of capital for USD 29 million, with the aim of consolidating its regional growth, implementing transactionality on the platform and developing fintech solutions. Current shareholders, including Cresud, and a new foreign investor participated in it. As of June 30, 2022, Cresud had a direct and indirect participation in Agrofy of 17.7%.

Urban properties and investments business

Sale of Catalinas Tower building

On November 2, 2021, three medium-height floors of the tower “261 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires were sold for a total area of approximately 3,582 square meters and 36 parking spaces located in the building. The transaction price was approximately USD 32 million.

On December 15, 2021, a medium-height floor and 12 parking spaces were sold. The total of the transaction was USD 9.2 million.

On March 9, 2022, three medium-height floors of the tower were sold for a total leasable area of approximately 3,550 square meters, 30 parking spaces located in the building and other complementary units. The transaction price was approximately USD 31.6 million.

On March 29, 2022, two floors of the tower were sold for a total leasable area of approximately 2,370 square meters and 24 parking spaces located in the building. The transaction price was approximately USD 20.4 million.

On August 17, 2022, we sold and transferred one floor of the tower “200 Della Paolera” for a total leasable area of approximately 1,184 sqm and 8 parking lots located in the building. For more information see “Recent Developments – 200 Della Paolera tower floor sale”

Investment in Condor Hospitality Inc.

On September 22, 2021, Condor Hospitality Trust S.A. (“Condor”) has signed a sale agreement for its portfolio of 15 hotels in the United States with B9 Cowboy Mezz A LLC, an affiliate of Blackstone Real Estate Partners. Said sale was approved by the Condor Shareholders' Meeting held on November 12, 2021 and was completed on the 19th of the same month for an amount of USD 305 million. Within this framework, Condor announced a Liquidation and Dissolution Plan, with the intention of distributing certain net income from the sale of the hotel portfolio to the shareholders in one or more installments, which was approved by the Condor Shareholders' Meeting held on December 1, 2021.

 On December 10, 2021, in accordance with the aforementioned Plan, Condor's Board of Directors approved the distribution of a special dividend of USD 7.94 per share, which payment was made on December 30, 2021, corresponding to IRSA an approximate amount of USD 25.3 million for its direct and indirect holding of 3,191,213 common shares that, as of the date of issuance of the financial statements, have already been fully collected. As of December 31, 2021, Condor shares were delisted from the NYSE. On August 26, 2022, the company issued a statement informing that it had concluded the liquidation process, paying a final liquidation dividend of approximately USD 0.127 per ordinary share, corresponding to IRSA approximately USD 0.41 million.

Merger by absorption of IRSA and IRSA Propiedades Comerciales

On September 30, 2021, IRSA’s Board of Directors approved a corporate reorganization process and IRSA and IRSA CP executed a Preliminary Merger Agreement pursuant to which IRSA CP would merge into IRSA, by way of absorption by IRSA of IRSA CP, and IRSA would assume, by universal succession, all of the assets and liabilities and succeed to all of the rights and obligations of IRSA CP. The merger process must comply with the regulations of the General Companies’ Law in Argentina, as well as those issued by the CNV and the SEC.

The Merger was carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA CP public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between IRSA and IRSA CP.

In accordance with the commitments assumed in the Preliminary Merger Agreement, having obtained the administrative consent of the SEC, an entity to which both companies are subject, the shareholders' meetings of both companies were called.

On December 22, 2021, the Shareholders' Meetings of IRSA and IRSA CP were held, approving the merger by absorption, whose effective date was established on July 1, 2021. As of that date, all of the assets and liabilities, rights and obligations of the absorbed company were transferred to the absorbing company.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP. Within this framework, it was decided to increase the share capital by issuing 152,158,215 new shares in IRSA.

As of June 30, 2022, the merger was registered and approved in the corresponding control agencies, the exchange of IRSA CP shares for IRSA shares was carried out, and the listing of IRSA CP shares was canceled, and  CRESUD reduced its stake in IRSA to 53.6%.

Acquisition of Beruti real estate

On February 18, 2022, IRSA purchased by public auction from the Government of the Autonomous City of Buenos Aires (“GCBA”) a property located in Beruti, corner of Av. Coronel Díaz, in front of the Alto Palermo shopping center, owned by the Company, in one of the main commercial corridors of the city, in the neighborhood of Palermo.

The property, built on land with an area of approximately 2,386.63 square meters, consists of a ground floor, six upper levels, a basement and a total covered area of approximately 8,136.85 square meters and has potential for future expansion. The purchase price was ARS 2,159 million, which was paid in full.

As of today, the transfer deed of ownership was signed. Simultaneously with the deed, is required to sign a bailment agreement with the GCBA, with the latter holding the property free of charge for a period of up to 30 months, in accordance with the conditions agreed upon in the auction.

Republica Building Sale

On April 19, 2022, IRSA sold in block 100% of the “República” building, located next to “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 square meters of gross leasable area on 20 office floors and 178 parking spaces.

The transaction price was set at USD 131.8 million (USD 6,629 per square meters), approximately 80% has already been paid in cash (USD 105.1 million or ARS 11,944.8 million), and the remaining amount has been paid with the delivery of a 46-hectare plot of land located on the Bs. As – La Plata Highway, in the district of Quilmes, Buenos Aires Province. This property has approved regulations and urban indicators to develop a mixed-use project with a construction capacity of approximately 521,400 square meters.

IRSA Shares Buyback Program

On March 11, 2022, IRSA’s Board of Directors has decided to establish the terms and conditions for the acquisition of the common shares issued by IRSA under the provisions of Section 64 of Law Nº 26,831 and the Rules of the CNV, for an amount up to ARS 1,000 million, with a daily limitation on market transactions up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days, and a payable price up to USD 7.00 per ADS and up to a maximum value in Pesos of ARS 140,00 per Share. The period in which the acquisitions will take place: until 120 days, beginning the day following to the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

As a subsequent event, on July 12, 2022, IRSA’s Board of Directors has resolved to extend the term of the shares repurchase plan that was determined by the Board of Directors on March 11, 2022, for an additional period of one hundred and twenty (120) days, maintaining the other terms and conditions that were duly informed.

As of June 30, 2022, IRSA acquired 3,808,472 of its ordinary shares for a total amount of ARS 348 million, which represent approximately 34.84% of the approved program. On September 21, 2022, it has completed the share buyback program, having acquired the equivalent of 9,419,623 IRSA ordinary shares, which represent approximately 99.51% of the approved program and 1.16% of the outstanding shares.

For information of significant acquisitions, dispositions and development of business after June 30, 2022, please see “Recent Developments”.

Recent Developments

Cresud’s Recent Developments

BrasilAgro’s acquisition in Mato Grosso

On September 15, 2022, our subsidiary BrasilAgro informed that it has acquired a rural property located in the municipality of Querência, state of Mato Grosso, Brazil.

The property has an arable area of 5,400 hectares (10,800 hectares of total area), of which 80% are suitable for second crop. The farm has clay and rainfall levels and altitudes that allow cultivation of grains and cotton and is located less than 100 km from paved roads. The farm is in the eastern region of the state of Mato Grosso, which is characterized by the high growth of agricultural areas in the country, with the advancement of agriculture in pasture areas.

The acquisition value is BRL 285.6 million (302 soybean bags per arable hectare), which will be paid in two installments, a down payment and an annual installment.

Exchange Offer - Series XXIII Notes

As a consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series XXIII Notes, in an aggregate principal amount of USD 113,158,632, maturing on February 16, 2023. On July 6, 2022, the expiration of the exchange offer was announced, USD 98,422,999 of Series XXIII Notes were validly tendered and accepted, representing 86.98% of acceptance. On July 8, the exchange offer was settled, the Series XXXVIII Notes were issued, for an amount of USD 70.6 million, and Series XXIII Notes were partially canceled, consequently the outstanding amount is USD 14,735,633.

The exchange offer had two alternatives:

- Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XXXVIII Notes. For every USD 1 offered, the holder received USD 0.6913 plus the remaining amount to complete USD 1 for each USD 1 of Series XXIII Notes presented for the exchange, in Series XXXVIII Notes. Under Option A, 43.40% of the notes were accepted.

- Option B: For each USD 1 of Series XXIII Notes tendered and accepted the bondholder received in exchange USD 1,03 Series XXXVIII Notes. Under Option B, 56.60% of the notes were accepted.

In both options, the interest accrued as of settlement date was paid.

Series XXXVIII Notes will mature on March 3, 2026 and will accrue interest at a fixed rate of 8.00%, with interest payable semi-annually on January 3 and July 3 from 2023 to 2026, and at maturity. Amortization will be in one installment on March 3, 2026. The issue price was 100%.

Shares Buyback Program

On July 22, 2022, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the CNV Rules.

•	Maximum amount of the investment: Up to ARS 1,000 million.

•	Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

•

Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

•	Payable Price: Up to ARS 200 per Share and up to USD 6.00 per ADS.

•	Period in which the acquisitions will take place: up to 120 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

•	Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

To make such a decision, the Board of Directors has taken into account the economic and market situation, as well as the discount that the current share price has in relation to the fair value of the assets, determined by independent appraisers, and has as its objective to contribute to the strengthening of the shares in the market and reduce the fluctuations in the listed value that does not reflect the value or the economic reality that the assets currently have, resulting in the detriment of the interests of the Company’s shareholders.

On September 21, 2022, we have completed the share buyback program, having acquired the equivalent of 5,676,603 CRESUD ordinary shares, which represent approximately 99.00% of the approved program and 0.96% of the outstanding shares.

Local Bond Issuance – Series XXXIX Notes

On August 23, 2022, we issued in the local market a total amount of ARS 5,122.5 million (equivalent at the time of issuance to approximately USD 37.7 million) through Series XXXIX Notes which is denominated and payable in Pesos for ARS 5,122.5 million at a variable rate (private Badlar + 1.0%), with quarterly payments. The principal payment will be in one installment at maturity, on February 23, 2024. The price of issuance was 100.0% of the nominal value.

Panamby Farm

On September 15, 2022 BrasilAgro informed the acquisition of a farmland located in the municipality of Querệncia, state of Mato Grosso, Brazil. The property has an arable area of 5,400 hectares (10,800 hectares of total area), of which 80% are suitable for second crop. The farm has clay and rainfall levels and altitude that allow cultivation of grains and cotton and is located less than 100 km from paved roads. The farm is in the eastern region of the state of Mato Grosso, which is characterized by the high growth of agricultural areas in the country, with the advancement of agriculture in pasture areas. The acquisition value is BRL 285.6 million (equivalent to 302 soybean bags per arable hectare at the date of transaction), which will be paid in two installments, a down payment of BRL 140 million at the signing of the contract and a second installment of BRL 145.6 million that will be paid on August 21, 2023.

General Ordinary and Extraordinary Shareholders’ Meeting

On September 23, 2022, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 28, 2022, with the following agenda:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Consideration of documents contemplated in section 234, paragraph 1, of Law No. 19,550 for the fiscal year ended June 30, 2022.

3. Allocation of net income for the fiscal year ended June 30, 2022 for ARS 37,517,291,873, as follows: (i) to the absorption of the unappropriated retained earnings account for ARS 11,798,656,897: (ii) to the legal reserve for ARS 1,285,931,749, in accordance with the laws in force; (iii) to the distribution of a dividend to the shareholders for up to ARS 3,100,000,000 payable in cash and/or in kind and (iv) the balance of ARS 21,332,703,227, to an optional reserve.

4. Consideration of Board of Directors’ performance for the fiscal year ended June 30, 2022.

5. Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2022.

6. Consideration of compensation payable to the Board of Directors (ARS 109,208,495, allocated sum) for the fiscal year ended June 30, 2022.

7. Consideration of compensation payable to the Supervisory Committee (ARS 3,919,000, allocated sum) for the fiscal year ended June 30, 2022.

8. Determination of the number and appointment of Regular Directors and Alternate Directors for a term of up to three fiscal years, as per section twelve of the Bylaws.

9. Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year.

10. Appointment of Certifying Accountant for the fiscal year ending on June 30, 2023.

11. Approval of compensation payable to Certifying Accountant for the fiscal year ended June 30, 2022.

12. Amendment to sections sixteen (meetings), twenty-two (committees) and twenty-three (Supervisory Committee) of the Bylaws.

13. Consideration of the allocation of up to 5,676,603 own shares under the shares buyback program approved by the Board of Directors on July 22, 2022, equivalent to 0.96% of the capital stock, to the implementation of an incentive plan for the company’s employees, management and directors.

14. Authorization to carry out registration proceedings relating to this shareholders’ meeting before the Argentine Securities Commission and the General Superintendency of Corporations.

Exercise of Warrants

On October 7, 2021, we informed that between September 17 and 25, 2022, certain warrants holders have exercised their right to acquire additional shares. Therefore, a total of 76,391 ordinary shares of the Company were issued, with a face value of ARS 1. As a result of the aforementioned exercise, USD 43,237.31 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 592,088,735 to 592,165,126, and the number of outstanding warrants decreased from 89,554,069 to 89,477,678.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the issuance prospectus dated February 12, 2021, and complementary notices regarding the offer made by the Company of 90,000,000 ordinary book-entry shares and 90,000,000 options to subscribe ordinary shares (warrants).

IRSA’s Recent Developments

Exchange Offer - Series II Notes, originally issued by IRSA CP, for IRSA’s Series XIV Notes

On July 7, 2022, IRSA announced the results of the offer to exchange (the “Exchange Offer”) any and all of the USD 360,000,000 aggregate principal amount of outstanding 8.750% Notes due 2023 Series No. 2 (CUSIPs: 463588 AA1 (144A) / P5880U AB6 (Reg S); ISINs: US463588AA16 (144A) / USP5880UAB63 (Reg S)) originally issued by IRSA CP (the “Existing Notes”) for 8.750% Senior Notes due 2028 (the “New Notes”) and cash consideration. USD 238,985,000 aggregate principal amount of the Existing Notes (the “Tendered Notes”) were validly tendered in the Exchange Offer, which represents 66.38% of the outstanding aggregate principal amount of the Existing Notes. Of the aggregate principal amount of Tendered Notes, (i) USD 145,373,500, representing approximately 60.83% of the principal amount of Tendered Notes, were tendered under Option A, which included a cash payment, and (ii) USD 93,611,500, representing approximately 39.17% of the principal amount of Tendered Notes, were tendered under Option B, which included only New Notes as consideration. On July 8, 2022, IRSA issued USD 171,202,815 aggregate principal amount of New Notes and paid USD 77,794,596.59 cash consideration as total consideration for the Tendered Notes.

Following the cancellation of the Tendered Notes, the aggregate principal amount of the outstanding Existing Notes is USD 121,015,000.

The New Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%.

General Ordinary Shareholders’ Meeting

On September 23, 2022, IRSA informed that its Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 28, 2022, with the following agenda:

1.	Appointment of two shareholders to sign the meeting’s minutes.

2.	Consideration of documents contemplated in section 234, paragraph 1, of Law No. 19,550 for the fiscal year ended June 30, 2022.

3.

Allocation of net income for the fiscal year ended June 30, 2022 for ARS 34,252,534,791, as follows: (i) to the absorption of the unappropriated retained earnings account for ARS 3,488,229,344: (ii) to the legal reserve for ARS 1,538,215,272, in accordance with the laws in force; (iii) to the distribution of a dividend to the shareholders for up to ARS 4,340,000,000 payable in cash and/or in kind and (iv) the balance of ARS 24,886,090,175, to an optional reserve.

4.	Consideration of board of directors’ performance for the fiscal year ended June 30, 2022.

5.	Consideration of supervisory committee’s performance for the fiscal year ended June 30, 2022.

6.	Consideration of compensation payable to the board of directors (ARS 1,278,420,382, allocated sum) for the fiscal year ended June 30, 2022.

7.	Consideration of compensation payable to the supervisory committee (ARS 3,919,000, allocated sum) for the fiscal year ended June 30, 2022.

8.	Determination of the number and appointment of regular directors and alternate directors for a term of up to three fiscal years, as per section twelve of the bylaws.

9.	Appointment of regular and alternate members of the supervisory committee for a term of one fiscal year.

10.	Appointment of certifying accountant for the fiscal year ending on June 30, 2023.

11.	Approval of compensation payable to certifying accountant for the fiscal year ended June 30, 2022.

12.	Amendment to sections sixteen (meetings), twenty-two (committees) and twenty-three (supervisory committee) of the bylaws.

13.

Consideration of the allocation of up to 9,419,623 own shares acquired under the shares buyback program approved by the board of directors on march 11, 2022, equivalent to 1.16% of the capital stock, to the implementation of an incentive plan for the company’s employees, management and directors.

14.	Authorization to carry out registration proceedings relating to this shareholders’ meeting before the Argentine Securities Commission and the general superintendency of corporations.

Exercise of Warrants

On October 3, 2022, IRSA informed that between September 17 and 25, 2022, certain warrants holders have exercised their right to acquire additional shares. Therefore, a total of 8,962 ordinary shares of IRSA will be registered, with a face value of ARS 1. As a result of the aforementioned exercise, USD 3,871.58 were collected by IRSA.

After the exercise of these warrants, the number of shares and the capital stock of IRSA increased from 810,879,553 to 810,888,515, and the new number of outstanding warrants decreased from 79,955,122 to 79,946,160.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the issuance prospectus dated April 12, 2021, and complementary notices regarding the offer made by IRSA of 80,000,000 ordinary book-entry shares and 80,000,000 options to subscribe ordinary shares (warrants).

200 Della Paolera tower floor sale

On August 17, 2022, IRSA informed that it has sold and transferred one floor of the tower “200 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,184 sqm and 8 parking lots located in the building.

The transaction price was approximately USD 12.6 million (USD/sqm 10,600), which had already been paid.

After this transaction, IRSA retains its rights for 14 floors of the building with an approximate leasable area of 16,832 sqm, in addition to parking lots and other complementary spaces.

The financial result of this operation will be recognized in the Financial Statements for the first quarter of fiscal year 2023.

B.    Business Overview

General

We are a leading Latin American agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil as well as in other Latin American countries, through our investment in BrasilAgro. We are currently involved in several farming activities including grains and sugarcane production and cattle raising. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. In addition, we lease land to third parties and perform agency and agro-industrial services, including a meat packing plant. Our shares are listed on ByMA and the NASDAQ.

We are also directly and indirectly engaged in the real estate business through our subsidiary IRSA and its subsidiaries and joint ventures, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping malls, premium offices, and luxury hotels in Argentina. IRSA’s shares are listed on the ByMA and the NYSE. We own 53.6% of the outstanding common shares of IRSA.

During the fiscal year ended June 30, 2022 and 2021, we had consolidated revenues of ARS 95,850 million, and ARS 69,547 million, and consolidated profit from operation, before financing and taxation, of ARS 43,034 million and ARS 9,001 million, respectively. As of June 30, 2022 and 2021, our total consolidated assets decreased 5.09% from ARS 556,183 million to ARS 529,227 million, and our consolidated shareholders’ equity increased 16.03% from ARS 173,646 million to ARS 206,789 million.

Segment information is analyzed based on products and services: (i) agricultural business and (ii) urban properties and investment business.

After the merger of IRSA with IRSA CP, the urban properties and investment business structure is made up of the following five segments:

-Shopping Malls

-Offices

-Hotels

-Sales and development

-Others

The “Offices and Other Rental Properties” segment is renamed “Offices” and will exclusively include the results from the company’s six office buildings. The other rental properties that were part of this segment were allocated to the “Sales and Developments” segment, which will include the results generated by these assets, as well as those from Land Reserves, Barter Agreements and Properties for Sale. Likewise, the “Others” segment is incorporated, which will group the results from investments in associates and foreign companies that were previously allocated in the “Corporate” and “International” segments. The “Shopping Malls” and “Hotels” segments did not undergo any changes.

Agricultural Business

Our Agricultural business is further comprised of four reportable segments:

•

The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; leasing of the Company's farms to third parties; and planting, harvesting and sale of sugarcane. Our Agricultural production segment had assets of ARS 82,806 million and ARS 101,144 million as of June 30, 2022 and 2021, respectively, representing 90.82% and 93.82% respectively of our agricultural business assets at both dates. Our Agricultural production segment generated income from operations of ARS 10,792 million and ARS 11,000 million for fiscal years ended June 30, 2022, and 2021, respectively, representing 51.43% and 42.42%, of our consolidated profit from operations, from Agricultural Business for such years, respectively.

The segment “agricultural production” aggregate the crops, cattle, sugarcane and agricultural rental and services activities:

•	Our “Crops” activity consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation, the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops activity had assets of ARS 37,336 million and ARS 50,574 million as of June 30, 2022 and 2021, respectively, representing 40.95% and 46.91% of our Agricultural Business assets at such dates, respectively. Our Crops activity generated profit from operations of ARS 3,700 million and ARS 4,596 million for fiscal years ended June 30, 2022 and 2021, respectively, representing 17.63% and 17.72%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

•	Our “Cattle” activity consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle activity had assets of ARS 12,896 million and ARS 12,903 million as of June 30, 2022 and 2021, respectively, representing 14.14% and 11.97% of our agricultural business assets at such dates, respectively. Our Cattle activity generated loss from operations of ARS (58) million and profit ARS 1,234 million for fiscal years ended June 30, 2022 and 2021, respectively, representing (0.28%) and 4.76%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

•	Our “Sugarcane” activity consists of planting, harvesting and sale of sugarcane. Our Sugarcane activity had assets of ARS 18,833 million and ARS 19,620 million as of June 30, 2022 and 2021, respectively, representing 20.66% and 18.20% of our agricultural business assets at such dates, respectively. Our Sugarcane activity generated profit from operations of ARS 6,630 million and ARS 4,313 million for fiscal years ended June 30, 2022, and 2021, representing 31.60% and 16.63% of our consolidated profit from operations from Agricultural Business for such years, respectively.

•	Our “Agricultural rentals and Services” activity consists of agricultural services (for example: irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services activity had assets of ARS 13,741 million and ARS 18,047 million as of June 30, 2022 and 2021, respectively, representing 15.07% and 16.74% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services activity generated profit from operations of ARS 520 million and ARS 857 million for fiscal years ended June 30, 2022, and 2021, respectively, representing 2.48% and 3.31% of our profit from operations from Agricultural Business for such years.

•	Our “Land transformation and Sales” segment comprises gains from the disposal and development of farmlands activities. Our Land Transformation and Sales segment had assets of ARS 276 million and ARS 435 million as of June 30, 2022 and 2021, respectively, representing 0.3% and 0.4% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated profit from operations of ARS 8,791 million and ARS 13,985 million for fiscal years ended June 30, 2022, and 2021, respectively, representing 41.90% and 53.93% of our profit from operations from Agricultural Business for such years.

•	Our “Other segments” includes, principally, feedlot farming, slaughtering and processing in the meat refrigeration plant, among others. Our Others segment had assets of ARS 8,096 million and ARS 6,232 million as of June 30, 2022 and 2021, respectively, representing 8.88% and 5.78% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of ARS 2,139 million and ARS 1,665 million for fiscal years ended June 30, 2022, and 2021, representing 10.19% and 6.42% of our consolidated operating income from Agricultural Business for such years, respectively. The segment “Other segments” aggregate the activities Agro-industrial and Others:

•	The “Corporate” segment includes, principally, the corporate expenses related to the agricultural business. Our Corporate segment and corporate activity generated operating losses of ARS (739) million and ARS (720) million for fiscal years ended June 30, 2022, and 2021, representing (3.52%) and (2.78%) of our consolidated profit from operations from Agricultural Business for such years, respectively.

Urban properties and investment business

We operate our business in Argentina through five reportable segments, namely “Shopping Malls,” “Offices,” “Sales and Developments,” “Hotels” and “Others” as further described below:

•

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprising lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 92,217 million and ARS 89,654 million as of June 30, 2022 and 2021, respectively, representing 28.29% and 26.39% of our operating assets for the urban properties and investment business at such dates, respectively. Our Shopping Malls segment generated revenues of ARS 17,334 million and ARS 8,727 million for the fiscal year ended June 30, 2022, and 2021, respectively.

•

Our “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities. Our Offices segment had assets of ARS 71,196 million and ARS 122,355 million as of June 30, 2022 and 2021, respectively, representing 21.84% and 36.01% of our operating assets for the urban properties and investment business at such dates, respectively. Our Offices segment generated revenues of ARS 3,041 million and ARS 4,401 million for the fiscal year ended June 30, 2022 and 2021, respectively.

•

Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 144,673 million and ARS 107,829 million as of June 30, 2022 and 2021, respectively, representing 44.39% and 31.74% of our operating assets for the urban properties and investment business at such dates, respectively. Our Sales and Developments segment generated revenues of ARS 746 million and ARS 1,271 million for the fiscal years ended June 30, 2022 and 2021, respectively.

•

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of ARS 4,499 million and ARS 4,271 million as of June 30, 2022 and 2021, respectively, representing 1.38% and 1.26% of our operating assets for the urban properties and investment business, respectively. Our Hotels segment generated revenues of ARS 4,300 million and ARS 1,510 million for the fiscal years ended June 30, 2022 and 2021, respectively.

•

Our “Others” primarily includes the entertainment activity through La Arena S.A. (former ALG Golf Center S.A.), La Rural S.A. and Buenos Aires Convention Center (Concession), We Are Appa, investments in associates such as TGLT and the financial activities carried out through BHSA / BACS, as well as other investments in associates for both years. Our Others segment had assets of ARS 13,356 million and ARS 15,658 million as of June 30, 2022 and 2021, respectively, representing 4.10% and 4.61% of our operating assets for the urban properties and investment business, respectively. Our Others segment generated revenues of ARS 172 million and ARS 676 million for the fiscal years ended June 30, 2022 and 2021, respectively.

Agricultural Business

As of June 30, 2022, we owned 26 farms with approximately 617,481 hectares distributed in Argentina, Brazil, Bolivia and Paraguay (considering the sale of 1,157 hectares of Alto Tacuarí).

During the fiscal year 2022 we used 98,073 hectares of the land we own for crop production, approximately 63,102 hectares are for cattle production, 85,000 hectares are for sheep production and approximately 25,103 hectares are leased to third parties for crop and cattle production.

The remaining 347,360 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have assigned 22,121 hectares for crop production and 2,845 hectares for cattle production. Also, during fiscal year 2022 ended on June 30, 2022, we leased 100,470 hectares to third parties for crop production and 12,590 hectares for cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land, and land under concession):

	2022(1)	2021(1)	2020(1)	2019(1)	2018(1)
Crops (2)	220,663	224,185	229,070	220,170	194,281
Cattle (3)	78,537	80,835	87,788	95,247	102,113
Milk/Dairy	—	—	—	—	—
Sheep	85,000	85,000	85,000	85,000	85,000
Land Reserves (4)	457,711	466,421	463,372	450,882	461,795
Own farmlands leased to third parties	25,103	25,908	23,655	16,100	9,603
Total	867,014	882,349	888,885	867,399	852,792

_____________________

(1)	Includes Brazil, Paraguay, Agro-Uranga S.A at 34.86% and 132,000 hectares in Concession.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.

Our Principal Business Activities

During the fiscal year ended June 30, 2022, we conducted our operations on 26 owned farms and 94 leased farms.

The following charts show, for fiscal year 2022, the surface area in operation for each line of business, as well as the hectares held as land reserves:

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

Land Sales

During fiscal year 2022, our subsidiary BrasilAgro sold a portion of 3,723 hectares (2,694 productive hectares) of the “Alto Taquarí” farm located in the State of Mato Grosso, Brazil. After this transaction, a remainder of 1,380 hectares of this field remains in control of BrasilAgro. The value of the sale was BRL 589 million and the take over of possession of the hectares and consequently, the recognition of the sale, was carried out in two stages: 2,566 hectares (1,537 productive hectares) in October 2021 for an approximate value of BRL 336 million and 1,157 productive hectares in September 2024, for an approximate value of BRL 253 million. The field was book valued at BRL 31.3 million and the yield achieved in dollars was 12%. Likewise, in December 2021, BrasilAgro sold a fraction of 4,573 hectares (2,859 productive hectares) of the “Rio do Meio” field located in Correntina, State of Bahia, Brazil; which was acquired in January 2020. As a result of this operation, a remainder of 7,715 hectares of said establishment remains in control of the Company. The total amount of the transaction was set at BRL 130.1 million and the field was book valued at BRL 40 million.

Land productivity potential

We believe that our agricultural lands have significant productivity potential and, through the implementation of best agricultural practices and application of our accumulated knowledge and experience, we are able to enhance the value of our agricultural lands.

As of June 30, 2022, we owned land reserves in the region extending over more than 347,360 hectares of our own farmlands that were purchased at very attractive prices. In addition, we have a concession of 107,034 hectares reserved for future development. Of the total of this area, we maintain a 296,644 hectares green lung. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term.

During this fiscal year, we added to our portfolio 9,099 productive hectares in the region: 2,358 hectares in Argentina, 3,033 hectares in Paraguay and 3,708 hectares in Brazil.

Newly Developed Area	2022	2021
	(hectares)
Argentina	2,358	2,221
Brazil	3,033	6,797
Paraguay	3,708	2,313
Total	9,099	11,331

Results

The following table shows the land transformation segment results for fiscal year 2022, compared to the preceding fiscal year:

	FY2022	FY2021	YoY var
			2022 vs. 2021
	(in millions of ARS)%
Revenues	—	—	—
Costs	(48)	(59)	(18.6)
Gross Loss	(48)	(59)	(18.6)
Net result for changes in fair value of investment properties	2,460	9,035	(72.8)
Gain from disposition of farmlands	5,505	2,148	156.3
General and administrative expenses	(8)	(8)	—
Selling expenses	(189)	(2)	9350.0
Other operating results, net	1,071	2,871	(62.7)
Profit from operations	8,791	13,985	(37.1)
Segment profit	8,791	13,985	(37.1)

Agricultural Production

Production

The following table shows, for the fiscal years indicated, our production volumes measured in tons:

Production Volume (1)	FY2022	FY2021	FY2020	FY2019
Corn	401,104	342,726	433,910	194,352
Soybean	327,176	339,954	359,055	355,670
Wheat	35,398	36,594	43,862	37,378
Sorghum	15,469	26,704	5,895	1,721
Sunflower	3,493	4,846	2,573	6,428
Cotton	7,157	8,781	3,519	1,586
Other	15,068	16,628	8,676	2,103
Total Crops (tons)	804,865	776,233	857,490	599,238
Sugarcane (tons)	2,187,134	2,364,535	2,360,965	1,999,335
Cattle (tons)	8,746	9,956	11,783	11,173

_________________

(1)	Includes BrasilAgro. Agro-Uranga S.A. is not included.

Crops and Sugarcane

Our crop production is mainly based on crops and oilseeds and sugarcane. Our main crops include soybean, wheat, corn, and sunflower. Other crops, such as sorghum and peanut, are sown occasionally and represent only a small percentage of total sown land.

Below is the geographical distribution of our agricultural production for the last four fiscal years:

2022 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	259,059	131,155	3,877	7,013	401,104
Soybean	129,276	180,509	17,391	—	327,176
Wheat	34,938	—	460	—	35,398
Sorghum	26,232	292	180	0	26,704
Sunflower	3,493	—	—	—	3,493
Cotton	—	7,157	—	—	7,157
Other	7,178	7,549	5	336	15,068
Total Crops and Other	448,477	327,306	21,733	7,349	804,865
Sugarcane	—	2,083,485	103,649	—	2,187,134

2021 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	233,900	99,441	7,127	2,258	342,726
Soybean	151,808	168,747	15,907	3,492	339,954
Wheat	36,594	—	—	—	36,594
Sorghum	26,232	292	180	0	26,704
Sunflower	4,846	—	—	—	4,846
Cotton	—	8,781	—	—	8,781
Other	4,120	7,207	—	5,301	16,628
Total Crops and Other	457,500	284,468	23,214	11,051	776,233
Sugarcane	—	2,196,119	168,416	—	2,364,535

2020 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	334,821	89,900	4,264	4,925	433,910
Soybean	179,023	157,949	19,608	2,475	359,055
Wheat	43,862	—	—	—	43,862
Bean	—	4,371	—	—	4,371
Sorghum	5,895	—	—	—	5,895
Sunflower	2,573	—	—	—	2,573
Cotton	—	3,519	—	—	3,519
Other	4,133	172	—	—	4,305
Total Crops and Other	570,307	255,911	23,872	7,400	857,490
Sugarcane	—	2,217,714	143,251	—	2,360,965

2019 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	157,079	29,903	6,143	1,227	194,352
Soybean	177,503	138,506	21,174	18,486	355,670
Wheat	37,378	—	—	—	37,378
Sorghum	1,364	—	357	—	1,721
Sunflower	6,428	—	—	—	6,428
Cotton	—	1,586	—	—	1,586
Other	2,103	—	—	—	2,103
Total Crops and Other	381,855	169,995	27,674	19,713	599,238
Sugarcane	—	1,932,235	67,100	—	1,999,335

Sales

Below is the total volume sold broken down into geographical areas, measured in tons:

	FY2022			FY2021			FY2020			FY2019
Volume of Sales(3)	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total
Corn	295.2	72.5	367.7	286.6	70.0	356.6	325.4	64.1	389.5	191.4	0.2	191.6
Soybean	255.0	128.0	383.0	229.3	56.1	285.4	310.2	110.2	420.4	166.4	101.9	268.3
Wheat	34.1	—	34.1	31.6	3.1	34.7	43.8	—	43.8	40.5	—	40.5
Sorghum	30.0	—	30.0	3.4	—	3.4	0.8	—	0.8	0.4	—	0.4
Sunflower	3.0	—	3.0	4.7	—	4.7	9.3	—	9.3	2.4	—	2.4
Cotton	3.3	1.3	4.6	7.2	—	7.2	2.4	2.1	4.5	—	—	—
Other	9.8	1.4	11.2	6.4	1.0	7.4	5.0	—	5.0	1.2	—	1.2

Total Crops (tons)	630.4	203.2	833.6	569.2	130.2	699.4	696.9	176.4	873.3	402.3	102.1	504.4
Sugarcane (tons)	1.997.3	—	1.997.3	2.169.9	—	2.169.9	2.226.2	—	2.226.2	1.965.4	—	1.965.4
Cattle (tons)	12.5	—	12.5	16.6	—	16.6	19.3	—	19.3	9.4	—	9.4

_______________

(1)	Volume of sales in domestic market.
(2)	Volume of sales in foreign market.
(3)	Includes BrasilAgro. Excludes Agro-Uranga.

The following table shows the sown surface area assigned to crop production, classified into own, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	2022(1)	2021(1)	2020(1)	2019(1)
Own	113,452	109,576	105,799	94,062
Under lease	122,662	130,940	138,867	135,955
Under concession	22,121	22,771	26,409	18,638
Leased to third parties	23,778	24,133	13,837	14,325
Total	282,013	287,420	284,912	262,980

________________

(1)	Includes double crops, all farms in Argentina, Bolivia, Paraguay and Brazil, and Agro-Uranga (Associated – 34.86%).

	Season
Stock of crops	2022	2021	Variation
	(in tons)%
Corn	100,930	92,564	9.0
Soybean	53,394	135,177	(60.5)
Sunflower	737	266	177.1
Sorghum	5,503	20,354	(73.0)
Wheat	1,296	2,074	(37.5)
Cotton	4,064	1,964	106.9
Other	6,286	4,924	27.7
Total	172,210	257,323	(33.1)

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

Agro-Uranga S.A.

As of June 30, 2022, our holding in Agro-Uranga was 34.86%. This company optimizes production processes with special emphasis in soil conservation, the application of rational techniques and care of the environment.

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

The initial duration of lease agreements is typically one crop season. Leases of farms for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or sharecropping agreements with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of crops obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms Sugarcane farm leases consideration is usually set in an amount of money resulting from a formula that includes the number of tons produced, the Total Recoverable Sugar Indicator (“ATR” for its acronym in Portuguese) and the plant’s production mix. Such lease agreements have a term of at least two seasons.

During fiscal year 2022, we leased to third parties a total of 94 fields, covering 116,377 hectares, including 50,747 hectares in Brazil. Out of the total leased area 122,662 hectares were assigned to agricultural production including double crops, and 12,590 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of sharecropping agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2022	2021	2020	2019	2018
Crops (1)	100,470	107,013	111,001	117,397	66,333
Cattle	12,590	12,635	12,635	14,135	12,635

1)	Includes sugarcane

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2022 for Crops and Sugarcane activities, compared to the preceding fiscal year:

Crops

	FY 2022	FY 2021	YoY var 2022 vs. 2021
	(in millions of ARS)%
Revenues	35,341	25,167	40.4
Costs	(34,527)	(26,800)	28.8
Initial recognition and changes in the fair value of biological assets and agricultural produce	12,166	17,904	(32.0)
Changes in the net realizable value of agricultural produce	(1,995)	(970)	105.6
Gross profit	10,985	15,301	(28.2)
General and administrative expenses	(1,374)	(1,391)	(1.2)
Selling expenses	(3,792)	(3,184)	19.1
Other operating results, net	(2,226)	(6,228)	(64.3)
Profit from operations	3,593	4,498	(20.1)
Share of profit of associates and joint ventures	107	98	9.2
Activity profit	3,700	4,596	(19.5)

Sugarcane

	FY 2022	FY 2021	YoY var 2022 vs. 2021
	(in millions of ARS)%
Revenues	10,454	8,607	21.5
Costs	(9,655)	(7,478)	29.1
Initial recognition and changes in the fair value of biological assets and agricultural produce	6,286	4,337	44.9
Gross profit	7,085	5,466	29.6
General and administrative expenses	(379)	(467)	(18.8)
Selling expenses	(191)	(297)	(35.7)
Other operating results, net	115	(389)	—
Profit from operations	6,630	4,313	53.7
Activity profit	6,630	4,313	53.7

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June 2022, our cattle aggregated 71,330 heads, and we had a total surface area of 78,537 hectares of own and leased lands devoted to this business activity. In addition, we have leased to third parties 1,325 hectares assigned to these activities.

During the fiscal year ended June 30, 2022, our production was 8,746 tons, a 12.2% year-on-year increase. The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	2022	2021	2020	2019	2018
Cattle production(1)	8,746	9,956	11,783	11,173	10,751

________________

(1)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of cattle owned by us.

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

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of heads of cattle for each activity:

	2022	2021	2020
Breeding stock	66,532	58,086	63,073
Winter grazing stock	4,798	4,972	10,539
Total Stock (heads)	71,330	63,058	73,612

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

Results

The following table shows cattle activity’s results for fiscal year 2022, compared to the preceding fiscal years:

	FY 2022	FY 2021	YoY var 2022 vs. 2021
	(In millions of ARS)%
Revenues	3,721	4,664	(20.2)
Costs	(3,119)	(3,886)	(19.7)
Initial recognition and changes in the fair value of biological assets and agricultural produce	(248)	1,171	—
Changes in the net realizable value of agricultural produce after harvest	(3)	3	—
Gross profit / (loss)	351	1,952	(82.0)
General and administrative expenses	(204)	(271)	(24.7)
Selling expenses	(196)	(267)	(26.6)
Other operating results, net	(10)	(180)	(94.4)
Profit/(loss) from operations	(59)	1,234	—
Profit from Joint Ventures	1	—	—
Activity profit/(loss)	(58)	1,234	—

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

In addition, in this segment we include the irrigation service we provide to our own farms leased to third parties.

Results

The following table shows Leases and Agriculture Services’s results for fiscal year 2022, compared to the preceding fiscal years:

	FY 2022	FY 2021	YoY var 2022 vs. 2021
	(In millions of ARS)%
Revenues	1,554	1,523	2.0
Costs	(572)	(397)	44.1
Gross profit	982	1,126	(12.8)
General and administrative expenses	(307)	(121)	153.7
Selling expenses	(179)	(89)	101.1
Other operating results, net	24	(59)	—
Profit from operations	520	857	(39.3)
Activity profit	520	857	(39.3)

Others

We include within “Others” the results coming from our investment in FyO.

Results

The following table shows Others activities’s results for fiscal year 2022, compared to preceding fiscal year:

	FY 2022	FY 2021	YoY var 2022 vs. 2021
	(In millions of ARS)%
Revenues	13,338	8,852	50.7
Costs	(9,731)	(6,105)	59.4
Gross profit	3,607	2,747	31.3
General and administrative expenses	(777)	(592)	31.3
Selling expenses	(933)	(661)	41.1
Other operating results, net	188	364	(48.4)
Profit from operations	2,085	1,858	12.2
Profit from associates	54	(193)	—
Segment Profit	2,139	1,665	28.5

Corporate

This segment includes, principally, the corporative expenses related to the agricultural business.

Results

The following table shows the “Corporate” segment’s results for fiscal year 2022, compared to preceding fiscal years:

	FY 2022	FY 2021	YoY var 2022 vs. 2021
	(In millions of ARS)%
Revenues	—	—	—
Costs	—	—	—
Gross profit	—	—	—
General and administrative expenses	(739)	(720)	2.6
Loss from operations	(739)	(720)	2.6
Segment loss	(739)	(720)	2.6

Futuros y Opciones.Com S.A. (FyO)

Futuros y Opciones.com’s main business is crop trading (crop brokerage, futures and options, consulting and logistic and financial services) and sale and distribution of own inputs and providing comprehensive services to its clients related to:

•	Grain brokerage, giving the possibility of offering different business alternatives.

•

Futures and options, with specialized advisers who generate the best hedging strategies for clients, offering different investment alternatives, advising on price risk management, and seeking opportunities by arbitrating different positions, products and markets.

•	Financial services, offering its clients the possibility of accessing the most varied sources of financing and placement of funds that are available in the capital markets.

•	Sale of inputs, both own and distribution of third-party products.

•

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

Also, on October 22, 2021, FYO issued its first bond in the local market for an amount of USD 12.3 million. The note is dollar denominated and payable in Pesos at the applicable exchange rate, with an annual fixed rate of 0%, and maturity on October 22, 2023. As s subsequent event, on July 25, 2022, FYO issued its second bond in the local market for an amount of USD 15.0 million. The note is dollar denominated and payable in Pesos at the applicable exchange rate, with an annual fixed rate of 0.0%, and maturity on July 25, 2025.

AGROFY

Agrofy S.A.U. continued to position itself in 2022 as the leading online platform for agriculture in Latam, increasing the flow of annual visits and contacts per month when compared to the previous year.

In December 2021, Agrofy carried out a new round of capital for USD 29 million, with the aim of consolidating its regional growth, increasing transaction activity on the platform and developing fintech solutions. Current shareholders participated in this round of capital (including Cresud), and Yara Growth Ventures was incorporated with 9.6% of the share capital.

As of June 30, 2022, we had a direct and indirect participation in Agrofy of 17.7% and BrasilAgro acquired 1.6% of the capital stock.

Farmland Portfolio

As of June 30, 2022, we owned, together with our subsidiaries, 26 farms, with a total surface area of 617,481 hectares.

The following table sets forth our farm portfolio as of June 30, 2022:

	Potential use of farms owned and under concession as of June 30, 2022
	Locality	Province	Date of Acquisition	Surface Area (has)	Main Business	Cattle (has)(3)	Sheep (has) (3)	Agriculture (has) (3)	Cattle (2) (Head)
El Recreo	Recreo	Catamarca	May ‘95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May ‘95	239,639	Cattle/ Agriculture/ Natural woodlands	33,360		16,402	35,930
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,396	Agriculture			1,171
Las Playas (1)	Idiazabal	Cordoba	May ‘97	1,497	Agriculture			1,474
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation			4,914
La Suiza	Villa Angela	Chaco	Jun ‘98	26,371	Agriculture/ Cattle	18,100		1,192	8,870
El Tigre	Trenel	La Pampa	Apr ‘03	8,360	Agriculture	240		6,523	3,055
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	3,584	Agriculture	1,255		1,987
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	101
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	674	Natural woodlands
Establecimiento Mendoza	Finca Lavalle	Mendoza	Nov’03	9	Natural woodlands

Jatoba	Jaborandi/BA	Brazil	Mar’07	13,277	Agriculture
Alto Taquarí	Alto Taquarí/MT	Brazil	Aug’07	1,380	Agriculture			809
Araucaria	Mineiros/GO	Brazil	Apr’07	5,534	Agriculture			3,740
Chaparral	Correntina/BA	Brazil	Nov’07	37,182	Agriculture			17,951
Nova Buriti	Januária/MG	Brazil	Dec’07	24,212	Forestry
Preferência	Barreiras/BA	Brazil	Sep’08	17,799	Agriculture / Natural woodlands	7,990			10,035
São José	São Raimundo das Mangabeiras/MA	Brazil	Feb’17	17,566	Agriculture			9,549
Arrojadinho	Jaborandi/BA	Brazil	Jan’20	16,642	Agriculture			4,359	2,288
Rio do Meio	Correntina/BA	Brazil	Jan’20	7,715	Agriculture			2,217
Serra Grande	Baixa Grande do Ribeiro/PI	Brazil	Apr’20	4,489	Agriculture			2,734
Marangatu/Udra	Mariscal Estigarribia	Paraguay	Feb ‘09	59,585	Agriculture/ Natural woodlands	2,488		13,242	3,126
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,555	Agriculture			4,102
San Rafael	Santa Cruz	Bolivia	Nov ‘08	3,109	Agriculture			2,814
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,356	Agriculture			1,860
Subtotal Owned				617,481		63,533	85,000	97,229	63,304
Agropecuaria Anta S.A.	Las Lajitas	Salta		132,000		2,845		22,121	—
Subtotal Under Concession				132,000		2,845		22,121	—
Total				749,481		66,378	85,000	119,350	63,304

________________

(1)	Hectares in proportion to our 34.86% interest in Agro-Uranga S.A.
(2)	Does not include sheep or cattle in sold or rented fields.
(3)	Represents the maximum productivity capacity use of the farms.

Additional information about our Farmlands

Argentina

El Recreo

“El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall, which do not excess of 400 mm. This farm is maintained as a productive reserve.

Los Pozos

“Los Pozos” farm located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 600 mm. The area is naturally suited to cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as soybean, sorghum and corn, among others. For the fiscal year ended June 30, 2022, we used 16,402 hectares in agricultural production. As of June 30, 2022, there were 35,930 heads of cattle in this farm.

San Nicolás

“San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2022, 5,130 hectares were planted for agricultural production, including double crops. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

“Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. It is located in the Province of Córdoba, and it is used for agricultural purposes. As of June 30, 2022, the farm had a sown surface area, including double crops, of 6,390 hectares for crop production.

La Gramilla and Santa Bárbara

These farms have a surface area of 7,014 hectares and it is located in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high-quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2021/2022 crop season, a total of 6,130 hectares were sown, including double crops.

La Suiza

“La Suiza” farm has, at the end of the fiscal year, a surface area of 26,371 hectares and is located in Villa Ángela, Province of Chaco. It is used for raising cattle. As of June 30, 2022, “La Suiza” had a stock of approximately 8,870 heads of cattle. During the 2021/2022 season, we used 1,296 hectares for agricultural production and 18,100 for livestock production.

El Tigre

“El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,360 hectares. It is located in Trenel, Province of La Pampa. As of June 30, 2022, 8,103 hectares were assigned to crop production, including double crops.

San Pedro

“San Pedro” farm was purchased on September 1, 2005. It has a surface area of 3,582 hectares (1,255 of which are used for breeding livestock) and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2021/2022 crop season, 4,729 hectares were used for agricultural production, including double crops.

8 de Julio and Estancia Carmen

“8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is in the Department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm, a coast stretches over 20 kilometers. “Estancia Carmen” was acquired on September 5, 2008 and has a surface area of 10,911 hectares. It is in the Province of Santa Cruz, next to our “8 de Julio” farm. Due to the potential of the farm for wind fields installment, the entire surface of the farms -except 3,000 hectares- were rented to a company specialized in wind energy generation.

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

Agropecuaria Anta (concession)

The “Agropecuaria Anta” farm is located in the department of Anta, in the west of the Province of Salta. It is located 46 km from Las Lajitas and 87 km from Joaquín V. Gonzalez, both tows of the Province of Salta. It corresponds to a permit to use public land for 35 years with expiration in 2035, extendable to 29 more years.

Within the contracts framework with the state company Salta Forestal S.A., through which rural properties were granted to Cresud, the Government of the Province of Salta has decreed -through executive orders 815/20, 395/21, 396/21, 397 /21 and 398/21- the rejection of the hierarchical appeals filed by Cresud against the fees liquidation made by Salta Forestal S.A. and, depending on the campaign, by the Department of Agriculture Affairs for the 2013/2014, 2014/2015, 2016/2017, 2017/2018, 2018/2019 and 2019/2020  of corn, soybean and/or sorghum crops campaigns. In this context, Cresud has initiated the judicial action against the aforementioned executive orders and in return the province of Salta has initiated an executive lawsuit and a garnishment for the amounts of the disputed amounts. To date, garnishment have been processed within the framework of file 726737/20 and in relation to executive order 815/20, for the sum of ARS 42.5 million, in the framework of file 739946/21 and in relation to executive order 395/21, for the sum of ARS 44.7 million, in the framework of file 742573/21 and in relation to executive order 396/21, for the sum of ARS 45.5 million, in the framework of file 739937/21 and in relation to executive order 397/21, for the sum of ARS 69.2 million, and within the framework of file 740034/21 and in relation to executive order 398/21, for the sum of ARS 58.4 million  In this regard, and based on the executive orders issued by the Government of Salta and in accordance with what was reported by our external advisory lawyers, the contingency is estimated in the amount of ARS 284.5 million.

Brazil (through our subsidiary BrasilAgro)

Jatobá

Jatobá is a farm in the northeastern region of Brazil, with a total surface area of 13,277 hectares. Jatobá was acquired in March 2007 for BRL 33 million. We consider that this farm is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia. During the 2021/2022 season, 9,755 hectares were leased to third parties who bought part of land in the past.

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

On July 15, 2020 BrasilAgro entered into an agreement for the sale of 1,875 hectares (1,500 are production acres) of the Jatobá Establishment, a rural property located in the Municipality of Jaborandi, for a purchase price of 300 bags of soybeans, equivalent to BRL 45 million. At the time of sale, the buyer made an initial payment, equivalent to BRL 5 million. In August 2020, the buyer made a second payment, equivalent to an additional BRL 3.5 million. The remaining balance of the purchase price will be paid by the purchaser in six annual installments. The book value of the Jatobá field parcel that was sold is BRL 3.7 million (acquisition cost plus investments made).

During fiscal year 2021, BrasilAgro sold a fraction of 1,654 hectares of the “Jatobá” farm located in Jaborandi, State of Bahia, Brazil, for the sum of BRL 67.1 million. The field was valued on the books at BRL 2.8 million and the internal rate of return in dollars reached was 10.9%.

Araucária

Araucária is a farm located in the municipal district of Mineiros, in the State of Goiás, and it has a total surface area of 5,534 hectares, 4,051 of which are used for agriculture. Araucaria was acquired in 2007 for BRL 70.4 million. Before we purchased it, Araucária had been used for crop planting and sugarcane. The farm was transformed, and at present it is planted with sugarcane and soybeans.

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

In May 2017, an area of 1,360 hectares was sold, of which 918 are developed and productive hectares. The sale price is 280 bags of soybeans per hectare. The Company has recognized a gain of ARS 37.4 million as a result of this transaction. On May 3, 2018, has been subscribed a purchase-sale ticket for the sale of a fraction of 956 hectares (660 productive) at a price of 1,208 bags of soybeans per hectare or BRL 61.6 million (BRL/ha 93,356).

Alto Taquarí

Alto Taquarí is located in the municipal district of Alto Taquarí, State of Mato Grosso, and it has a total surface area of 5,103 hectares, of which 3,206 are used for agriculture. The farm was acquired in August 2007 for BRL 33.2 million. Before we purchased it, the farm had been used for agriculture and cattle raising. Following its transformation, it is being used for sugarcane production and crop planting.

On November 21, 2018, the Company, through its subsidiary BrasilAgro, entered into a commitment to sell 103 hectares of the Alto Taquarí field. The sale price is 1,100 bags of soybeans bags per hectare equivalent to BRL 63.4 million. The buyer made the initial payment of 22,656 soybean bags equivalent to BRL 17 million; and the balance will be paid in eight semiannual installments. The result of the operation recognized in this period was BRL 64 million.

On October 29, 2019, the Company, through its subsidiary BrasilAgro, entered into a commitment to sell 85 hectares (65 productive hectares) of the Alto Taquarí Establishment, a rural property located in the municipality of Alto Taquarí, for a purchase price of equivalent to BRL 5.5 million. On the closing date, the buyer made an initial payment of 14,300 bags of soybeans, equivalent to BRL 1 million. The remaining balance will be paid in four annual installments. The result of the operation recognized in this period was BRL 4 million.

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

On October 8, 2021, BrasilAgro, informed that it has sold an area of 3,723 hectares (2,694 arable hectares) of Alto Taquarí Farm, rural property located in the municipality of Alto Taquarí – Mato Grosso state. The total amount of the sale is 1,100 soybean bags per arable hectare or BRL 589.0 million (~BRL 218,641/arable ha). The delivery of possession of the areas and, consequently, the recognition of sales revenue, will be carried out in two stages. In October 2021 with 2,566 hectares (1,537 arable ha), in the amount of approximately BRL 336.0 million and September 2024 with 1,157 arable ha, in the amount of approximately BRL 253.0 million. BrasilAgro will continue operating the areas until delivery it. The buyer made an initial payment of BRL 16.5 million. Later this year, there will be an additional payment of BRL 31.4 million and the remaining balance is indexed in soybean bags with annual payments and an average term of 3.9 years.

Considering this sale, we sell all the plateau areas of Alto Taquarí Farm, leaving 1,380 hectares (809 arable ha) in the portfolio. The remaining area is close to the areas already sold, but has different characteristics of soil and altitude and, even though it is not a plateau area, it is cultivated with sugarcane.

Chaparral

Chaparral is a 37,182-hectare farm, with 26,444 hectares of arable area. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007 for BRL 47.9 million. The farm is being transformed into a pasturing area, crop grains and cotton.

Nova Buriti

Located in the municipal district of Januária, State of Minas Gerais, Nova Buriti has a surface area of 24,212 hectares. Nova Buriti was acquired in December 2007 for BRL 21.6 million. It is located in the southeastern region of Brazil and it is close to the large iron industries. We are currently in the process of obtaining the necessary permits in order to begin operations. Due to the difficulties BrasilAgro has been facing in regard to obtaining licenses for the farm, they are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

Preferencia

Preferência is located in the municipal district of Barreiras, in the State of Bahia. It has a total surface area of 17,799, with 12,410 hectares of arable area. It was acquired for BRL 9.6 million in September 2008. The farm is being transformed into a pasturing area and will be later developed for agricultural purposes.

Sao José

Located in São Raimundo das Mangabeiras, in the state of Maranhão. With a total area of 17,566 hectares, with 10,137 hectares of arable area. It was acquired for a value of BRL 100 million in February 2017.

Arrojadinho

Located in Jaborandi, in the state of Bahia. With a total area of 16,642 hectares, of which 11,063 were used for agricultural activities and sugarcane. It was acquired in January 2020.

Rio do Meio

Located in Correntina, in the state of Bahia. With a total area of 7,715 hectares, of which 5,642 are used for agricultural activities. It was acquired in January 2020. During 2021 were transformed 1,200 hectare to cattle production.

On December 29, 2021, the Company entered into a Purchase and Sale Commitment Agreement for a total area of 4,573 hectares (2,859 usable hectares), for the amount of 250 bags of soybeans per useful hectare, equivalent to BRL 130 million. For more information see “Item 4. Information on the Company—A.History and Development of the Company—Significant acquisitions, dispositions and development of business—Agricultural business—Rio do Meio Farm”.

Serra Grande

Located in Baixa Grande do Ribeiro, in the state of Piauí. With a total area of 4,489 hectares, of which 2,904 are agricultural hectares. It was acquired in May 2020. This harvest season were development and started planting of grains.

Panamby

In September 2022, we acquired the Panamby farm, located in the municipality of Querência, in the State of Mato Grosso. The Panamby farm has an area of 10,844 hectares, 5,379 hectares of which are arable to be developed, suitable for the cultivation of grains and cotton. The acquisition price was approximately BRL 285.6 million (approximately BRL 53,100 per arable hectare). For more information see “Recent Developments—Cresud’s Recent Developments—Panamby Farm”.

Paraguay (through our subsidiary BrasilAgro)

Marangatú / Udra

We own, through BrasilAgro, the “Marangatú/UDRA” farms, located in Mariscal José Félix Estigarribia, Department of Boquerón, Paraguayan Chaco, Republic of Paraguay, totaling 59,585 hectares, with 34,053 hectares of arable area.

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

Las Londras

On January 22, 2009, the bill of purchase for “Las Londras” farm was cast into public deed; it has a surface area of 4,555 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2021/2022 crop season, it was used for agricultural production.

San Rafael

On November 19, 2008, the bill of purchase for “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 3,109 hectares, which were used for used for agricultural production during the 2021/2022 crop season.

La Primavera

On June 7, 2011, we acquired “La Primavera” farm, with a surface area of approximately 2,356 hectares. During the 2021/2022 season, this farm was used for agricultural production.

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

Customers

For the fiscal year 2022, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 30 customers. Sales to our ten largest customers represented approximately 55% to 60% of our net sales. Some of these customers included Cargill, FASA, Bunge Alimentos S.A., ACA, GLENCORE and QUILMES. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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

Our storage capabilities allow us to condition and store crops with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. In addition, we store crops in silo bags. On the other hand, in Brazil we have a total storage capacity of approximately 52,000 tons.

Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Minerva Foods, Frigorífico La Anonima, Arre Beef S.A., Sáenz Valiente Bullrich, and Colombo y Magliano S.A.

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

Urban Properties and Investments Business (through our subsidiary IRSA)

As of June 30, 2022, our investment in IRSA’s common shares amounts to 53.6%.

The following information corresponds to data of the segments extracted from our subsidiary IRSA’s Annual Report and Financial Statements as of June 30, 2022.

Overview

Shopping Malls

As of June 30, 2022, IRSA owned a majority interest in, and operated a portfolio of, 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

IRSA portfolio’s leasable area totaled 335,666 sqm of GLA. Real tenants’ sales of our shopping centers reached ARS 254,631 million in the fiscal year 2022, 105.2% higher than in 2021 and 9.5% higher than in 2019, not affected by the pandemic. Sales for the fourth quarter of fiscal year 2022 were ARS 71,292 million, exceeding sales for the same period of 2021 and 2019 by 180.9% and 23.7%, respectively. The tenants’ sales of our shopping centers are relevant to our income and profitability because they are one of the factors that determine the amount of rent that we can collect from them. They also affect the overall occupancy costs of tenants as a percentage of their sales.

The following table shows certain information about IRSA’s shopping malls as of June 30, 2022:

Shopping malls	Date of acquisition/ development	Location	GLA(1)	Number of stores	Occupancy rate (2)	Our ownership interest (3)	Rental revenue
			(sqm)		(%)	(%)	(in millions of ARS)
Alto Palermo	Dec‑97	City of Buenos Aires	20,507	142	98.0	100.0	2,765
Abasto Shopping(4)	Nov‑99	City of Buenos Aires	37,162	159	98.9	100.0	2,285
Alto Avellaneda	Dec‑97	Buenos Aires Province	39,944	123	81.4	100.0	1,557
Alcorta Shopping	Jun‑97	City of Buenos Aires	15,812	110	99.7	100.0	1,697
Patio Bullrich	Oct‑98	City of Buenos Aires	11,664	90	92.4	100.0	768
Dot Baires Shopping	May‑09	City of Buenos Aires	47,296	163	83.5	80.0	1,445
Soleil Premium Outlet	Jul‑10	Buenos Aires Province	15,734	74	100.0	100.0	853
Distrito Arcos	Dec‑14	City of Buenos Aires	14,457	64	100.0	90.0	1,301
Alto Noa Shopping	Mar‑95	Salta	19,388	84	96.7	100.0	577
Alto Rosario Shopping	Nov‑04	Santa Fe	33,957	135	96.3	100.0	2,049
Mendoza Plaza Shopping	Dec‑94	Mendoza	42,149	127	91.1	100.0	846
Córdoba Shopping	Dec‑06	Córdoba	15,368	100	100.0	100.0	614
La Ribera Shopping	Aug‑11	Santa Fe	10,531	69	97.1	50.0	139
Alto Comahue	Mar‑15	Neuquén	11,697	89	97.4	99.95	421
Patio Olmos(5)	Sep‑07	Córdoba		—			—
Total			335,666	1,529	93.1		17,317

_________________

(1)	Corresponds to gross leasable area (GLA) at each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3)	IRSA’s effective interest in each of its business units.
(4)	Excludes Museo de los Niños which represents 3,732 square meters in Abasto
(5)

Does not include the rental revenues of Patio Olmos. IRSA owns the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.

Tenant retail sales

During fiscal year 2022, the sales of IRSA’s shopping malls tenants reached ARS 254,631 million, increasing by 105.2% compared to the previous fiscal year and 47.8% compared to fiscal year 2020.

Tenants’ sales of shopping malls located in the City of Buenos Aires and Greater Buenos Aires increased a 145.3% compared to previous fiscal year, from ARS 71,066 million to ARS 174,303 million during fiscal year 2022, while those in the interior of the country increased a 51.5% compared to previous fiscal year, from ARS 53,015 million to ARS 80,328 million during the fiscal year 2022.

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2022	2021	2020	2019
	(in millions of ARS)
Alto Palermo	31,929	11,970	21,026	28,534
Abasto Shopping	32,619	10,420	21,382	30,262
Alto Avellaneda	22,876	8,671	18,892	27,141
Alcorta Shopping	21,824	9,094	12,536	16,097
Patio Bullrich	11,558	5,856	8,527	10,574
Buenos Aires Design (2)	—	—	—	1,384
Dot Baires Shopping	20,250	7,979	16,795	23,192
Soleil Premium Outlet	14,470	7,005	8,726	12,453
Distrito Arcos	18,777	10,188	9,854	11,456
Alto Noa Shopping	11,534	8,540	8,512	10,275
Alto Rosario Shopping	30,189	18,189	17,797	22,872
Mendoza Plaza Shopping	17,125	14,762	13,889	18,232
Córdoba Shopping Villa Cabrera	9,622	6,058	5,482	7,461
La Ribera Shopping (3)	4,588	2,243	3,632	5,338
Alto Comahue	7,270	3,316	5,202	7,330
Total	254,631	124,291	172,252	232,601

_________________

(1)

Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.

(2)	End of concession term was December 5, 2018.
(3)	Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2022	2021	2020	2019
	(in millions of ARS)
Department Store	—	3,016	9,173	12,589
Clothes and footwear	152,320	71,208	94,247	129,248
Entertainment	6,078	922	5,290	7,797
Home and decoration	6,890	3,727	3,519	5,165
Home Appliances	22,871	9,467	19,402	26,052
Restaurants	24,080	19,842	24,556	29,158
Miscellaneous	38,290	2,094	2,058	2,776
Services	4,102	14,016	14,006	19,816
Total	254,631	124,291	172,252	232,601

_________________

(1)	Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of IRSA’s shopping malls expressed as a percentage of gross leasable area of each shopping mall for the fiscal years indicated:

	As of June 30,
	2022	2021	2020	2019
	(%)
Alto Palermo	98.0	98.4	91.9	99.1
Abasto Shopping	98.9	99.7	94.9	98.7
Alto Avellaneda	81.4	64.8	97.4	98.6
Alcorta Shopping	99.7	90.6	97.3	97.9
Patio Bullrich	92.4	87.8	91.4	93.5
Dot Baires Shopping	83.5	80.7	74.6	74.5
Soleil Premium Outlet	100.0	90.3	97.1	99.0
Distrito Arcos	100.0	100.0	93.8	99.4
Alto Noa Shopping	96.7	98.1	99.0	99.5
Alto Rosario Shopping	96.3	95.4	97.2	99.6
Mendoza Plaza Shopping	91.1	97.3	97.8	97.3
Córdoba Shopping Villa Cabrera	100.0	91.4	95.4	99.3
La Ribera Shopping	97.1	96.2	99.0	94.6
Alto Comahue	97.4	92.4	96.2	96.2
Total	93.1	89.9	93.2	94.7

Rental price

The following table shows the annual average rental price per square meter of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2022	2021	2020	2019
	(in ARS)
Alto Palermo	101,819	43,388	87,524	127,239
Abasto Shopping	50,562	16,984	39,836	62,031
Alto Avellaneda	33,021	11,828	28,517	47,627
Alcorta Shopping	86,770	38,172	56,069	75,324
Patio Bullrich	49,811	21,128	43,972	57,720
Dot Baires Shopping	24,378	7,612	22,108	32,780
Soleil Premium Outlet	46,651	21,351	31,285	48,680
Distrito Arcos	72,560	41,952	61,716	89,526
Alto Noa Shopping	26,718	17,449	20,057	26,775
Alto Rosario Shopping	52,773	28,905	29,605	40,463
Mendoza Plaza Shopping	17,533	12,331	13,620	19,416
Córdoba Shopping Villa Cabrera	36,049	21,083	22,310	32,191
La Ribera Shopping	11,680	3,581	11,141	16,784
Alto Comahue	32,487	8,384	75,452	72,825

_________________

(1)	Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters. Does not include revenue from Patio Olmos.

Revenues from the Shopping Malls segment

When analyzing the composition of the income of the shopping malls segment between 2022 and 2021, we can observe a recovery in the contingent rent, which is the one that depends on our tenants’ sales, which in 2022 represented about 48% of the income of the segment. Also, Base Rent represented approximately 34% of the segment’s income.

The following table sets forth IRSA’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	5,903	4,036	7,704	11,774
Percentage rent	8,376	2,366	3,623	4,383
Total rent	14,279	6,402	11,327	16,157
Non-traditional advertising	398	180	453	548
Revenue from admission rights	1,403	1,292	2,224	2,587
Fees	209	221	259	292
Parking	576	61	729	1,164
Commissions	411	295	382	789
Other	41	294	52	532
Subtotal (1)	17,317	8,745	15,426	22,069
Patio Olmos	17	15	17	25
Adjustments and eliminations (2)	—	(33)	(828)	(1,057)
Total	17,334	8,727	14,615	21,037

_________________

(1)	Does not include Patio Olmos.
(2)	Includes indirect incomes and eliminations between segments. In 2019, revenue from Buenos Aires Design is included. End of concession December 5, 2018.

Rental revenue

The following table sets forth total rental income for each of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2022	2021	2020	2019 (2)
	(in millions of ARS)
Alto Palermo	2,765	1,294	2,455	3,468
Abasto Shopping	2,285	929	2,106	3,233
Alto Avellaneda	1,557	757	1,478	2,321
Alcorta Shopping	1,697	791	1,309	1,706
Patio Bullrich	768	347	757	993
Dot Baires Shopping	1,445	731	1,608	2,736
Soleil Premium Outlet	853	407	610	905
Distrito Arcos	1,301	681	1,130	1,556
Alto Noa Shopping	577	395	455	609
Alto Rosario Shopping	2,049	1,205	1,280	1,681
Mendoza Plaza Shopping	846	632	728	1,008
Córdoba Shopping Villa Cabrera	614	386	436	607
La Ribera Shopping(3)	139	52	145	215
Alto Comahue	421	138	929	1,031
Subtotal	17,317	8,745	15,426	22,069
Patio Olmos(4)	17	15	17	25
Reconciliation adjustments(5)	—	(33)	(828)	(1,057)
Total	17,334	8,727	14,615	21,037

_________________

(1)	Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)	As comparative effect Revenue from Buenos Aires Design are not included. End of concession December 5, 2018.
(3)	Through our joint venture Nuevo Puerto Santa Fé S.A.
(4)	IRSA owns the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.
(5)	Includes indirect incomes and eliminations between segments. In 2019, revenue from Buenos Aires Design is included. End of concession December 5, 2018.

Lease expirations (1)

The following table sets forth the schedule of estimated lease expirations for IRSA’s shopping malls for leases in effect as of June 30, 2022, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2022
Agreements’ Expiration	Number of agreements (1)	Square meters to expire	Due to expire	Total lease payments (2)	Agreements
			(%)	(in millions of ARS)	(%)
Vacant Stores	41	23,283	0.0		0
Expired in-force	80	23,458	7.5	221	3.3
As of June 30, 2023	425	63,008	20.2	1,507	22.4
As of June 30, 2024	315	66,848	21.4	1,053	15.6
As of June 30, 2025	381	56,502	18.1	1,755	26.1
As of June 30, 2026 and subsequent years	287	102,567	32.8	2,195	32.6
Total (3)	1,488	312,383	100	6,731	100

_________________

(1)	Includes vacant stores as of June 30, 2022. A lease may be associated with one or more stores.
(2)	The amount expresses the annual base rent as of June 30, 2022 of agreements due to expire.
(3)	Does not include unoccupied stores.

New leases and renewals

The following table shows certain information about IRSA’s leases agreement as of June 30, 2022:

				Average annual base rent per sqm
Type of business	Number of agreements renewed	Annual base rent	Annual admission rights	New and renewed	Former agreements	Number of non‑renewed agreements (1)	Annual base rent amount per sqm Non‑renewed agreements (1)
		(in millions of ARS)		(ARS/sqm)			(in millions of ARS)
Clothing and footwear	549	2,121	444	29,630	13,461	273	26,020
Miscellaneous (2)	137	441	92	28,876	14,249	124	32,294
Restaurant	135	417	52	34,615	14,731	97	26,314
Services	21	52	3	11,618	3,702	40	10,796
Home appliances	44	200	17	18,293	8,953	13	17,524
Home and decoration	28	117	17	23,475	5,449	31	13,960
Supermarket	1	8	0	2,727	1,948	1	2,567
Entertainment	22	146	2	3,082	604	13	2,717
Total	937	3,502	628	20,622	9,037	592	19,289

_________________

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)	Miscellaneous includes anchor store.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) account for approximately 9.4% of IRSA’s gross leasable area as of June 30, 2022 and represent 13.4% of the annual basic rent for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	Gross Leasable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	6.7	10,771	3.2
Nike	Clothes and footwear	4.7	8,105	2.4
Fravega	Home appliances	3.5	3,378	1.0
McDonald’s	Restaurant	2.1	4,550	1.4
Adidas	Clothes and footwear	1.9	4,581	1.4
Total		18.9	31,386	9.4

Principal Terms of our Leases

Under the Civil and Commercial Code of Argentina, the term of the leases cannot exceed twenty years for residential leases and fifty years for the other leases.

Leasable space in IRSA’s shopping malls is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate broker Fibesa S.A., or “Fibesa.” IRSA use a standard lease agreement for most tenants at our shopping malls, the terms and conditions of which are described below. However, our largest or “anchor” tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Rent amount specified in IRSA’s leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which percentage generally ranges between 3% and 12% of tenant’s gross sales. Additionally, under the rent adjustment clause included in most of its rental contracts, the tenant’s basic rent is generally updated monthly or quarterly and cumulatively by the CPI index. These terms and conditions have not been applied during a period when the shopping malls remained closed due to the Social, Preventive and Mandatory Isolation decreed by the government of Argentina as a result of the novel COVID-19 virus since IRSA decided to defer the billing and collection of the Base Rent until September 30, 2020, with some exceptions and IRSA also suspended collection of the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants.

In addition to rent, IRSA charge most of its tenants an admission right, which must be paid upon execution of the lease agreement and upon its renewal. The admission right is normally paid as a lump sum or in a small number of monthly installments. If the tenants pay this fee in installments, the tenants are responsible for paying the balance of any such unpaid amount if they terminate the lease prior to its expiration. In the event of unilateral termination and/or resolution for breach by the tenants, tenants will not be refunded their admission payment without our consent. IRSA lease our stores, kiosks and spaces in its shopping malls through our wholly-owned subsidiary Fibesa. IRSA charge its tenants a fee for the brokerage services, which usually amounts to approximately three months of the Base Rent plus the admission right.

IRSA is responsible, except in the mall Distrito Arcos, for providing each unit within its shopping malls with electricity, a main telephone switchboard, central air conditioning and a connection to a general fire detection system. IRSA also provide the food court tenants with sanitation and with gas systems connections. In Distrito Arcos, the connections are managed by the tenants. Each tenant is responsible for completing all necessary installations within its rental unit, in addition to paying direct related expenses, including electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total expenses and general taxes related to common areas. IRSA determine this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

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

Control Systems

IRSA has computer systems equipped to monitor tenants’ sales in all of its shopping malls. IRSA also conducts revenue audits of our tenants’ accounting sales records in all of our shopping malls. IRSA uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the revenue audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

Competition

IRSA is the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of gross leasable area and number of rental properties. Given that most of our shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, areas targeted by our real estate portfolio, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on the ability to lease space in shopping malls and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete in areas through the development of new shopping malls. The principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2022:

Entity	Shopping malls	Location	GLA	Market share (1)
				(%)
IRSA	Alto Palermo	City of Buenos Aires	20,507	1.76
	Abasto Shopping (2)	City of Buenos Aires	37,162	3.18
	Alto Avellaneda	Province of Buenos Aires	39,944	3.42
	Alcorta Shopping	City of Buenos Aires	15,812	1.35
	Patio Bullrich	City of Buenos Aires	11,664	1.00
	Dot Baires Shopping (3)	City of Buenos Aires	47,296	4.05
	Soleil	Province of Buenos Aires	15,734	1.35
	Distrito Arcos	City of Buenos Aires	14,457	1.24
	Alto Noa	City of Salta	19,388	1.66
	Alto Rosario	City of Rosario	33,957	2.91
	Mendoza Plaza	City of Mendoza	42,149	3.61
	Córdoba Shopping	City of Córdoba	15,368	1.32
	La Ribera Shopping (4)	City of Santa Fe	10,531	0.90
	Alto Comahue	City of Neuquén	11,697	1.00
Subtotal			335,666	28.74
Cencosud S.A.			277,203	23.74
Other operators			555,039	47.52
Total			1,167,908	100

(1)	Corresponding to gross leasable area in respect of total gross leasable area. Market share is calculated dividing sqm over total sqm.
(2)	Does not include Museo de los Niños (3,732 square meters in Abasto).
(3)	IRSA’s interest in PAMSA is 80%.
(4)	Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Source: INDEC.

Seasonality

IRSA business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) its tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business.

Information technology

IRSA keep investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in the shopping malls and learn more about our clients. IRSA continued with the company digital transformation, extending the use of cloud based purchases and auctions platform for cost optimization, Robotic Process Automation or RPA automation in different areas. IRSA also migrated its datacenter, aiming maximum system availability and signed a new lease to renew CCTV cameras, to improve security and enabling future capabilities, such as artificial intelligence of things (AIoT).

This year IRSA continued the development of APPA, the application that facilitates the experience of consumers in shopping malls, through which you can pay for parking, reserve shifts, enter virtual lines, obtain discounts, benefits and participate in promotions, and prepares to launch payments and gift vouchers. During the year, users of ¡appa! carried out more than 900,000 transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of Corporate benefits.

Offices

Management of office buildings

IRSA generally act as the manager of the office properties. IRSA typically owns the entire building or a substantial number of floors in the building. The buildings in which IRSA owns floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, IRSA handles services such as security, maintenance and housekeeping, which are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that have not been leased, if any, for which we bear the cost. IRSA market its leasable area through commissioned brokers or directly.

Leases

IRSA usually lease its offices by using contracts with an average term between three to ten years. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding IRSA’s office buildings, as of June 30, 2022:

	Date of acquisition/ development	GLA(1)	Occupancy rate (2)	IRSA’s ownership interest	Total rental income for the fiscal year ended June 30, 2022(4)
		(sqm)	(%)	(%)	(in million of ARS)
Offices
AAA & A buildings
República Building(6)	Dec 14	—	—	—	446.3
Bankboston Tower(6)	Dec 14	—	—	—	1.7
Intercontinental Plaza(3)	Dec 14	2,979	100.0	100	146.6
Dot Building	Nov 06	11,242	92.6	80	324.9
Zetta(5)	May-19	32,173	92.2	80	1.204.8
200 Della Paolera (7)	Dec-20	18,016	67.1	100	730.4
Total AAA & A buildings		64,410	85.5		2,854.7
B buildings
Philips	Jun 17	8,017	81.4	100	175.2
Suipacha 652/64	Dec 14	11,465	—	100	11.2
Total B buildings		19,482	33.5	100	186.4
Total Offices		83,892	73.3		3,041.1

___________________

(1)	Corresponds to the total leasable surface area of each property as of June 30, 2022. Excludes common areas and parking spaces.
(2)	Calculated by dividing occupied square meters by total gross leasable area of the relevant property as of June 30, 2022.
(3)	IRSA owns 13.2% of the building which covers an area of 22,535 square meters of gross leasable area, meaning IRSA owns 2,979 square meters of gross leasable area.
(4)	Corresponds to the accumulated income of the period.
(5)	Excludes 815 square meters from the occupancy calculation because they are under construction for the development of “Flex Offices” project.
(6)	The office buildings were sold during the fiscal year.
(7)

IRSA owns 51.4% of the building that has 35,000 square meters of gross leasable area, meaning we own 18,016 square meters of gross leasable area. As a subsequent event, on August 17, 2022, IRSA sold and transferred one floor of the tower “200 Della Paolera” for a total leasable area of approximately 1,184 sqm and 8 parking lots located in the building. For more information see “IRSA’s Recent Developments – 200 Della Paolera tower floor sale”.

Occupancy rate

The following table shows IRSA’s offices occupancy percentage as of the end of fiscal years ended June 30:

	Occupancy rate(1)
	As of June 30,
	2022	2021	2020	2019
	(%)
Offices:
República Building (2)	—	66.9	86.9	95.2
Bankboston Tower (2)	—	—	96.4	93.5
Intercontinental Plaza	100.0	100.0	100.0	100.0
Bouchard 710 (2)	—	—	92.5	100.0
DOT Building	92.6	84.9	84.9	100.0
Zetta Building (3)	92.2	84.7	97.5	97.5
200 Della Paolera	67.1	80.2	—	—
Philips Building	81.4	93.1	82.7	45.7
Suipacha 652/64	—	17.3	31.2	44.6
Total	73.3	74.7	86.1	88.3

____________________

(1)	Leased square meters pursuant to lease agreements in effect as of the end of fiscal year over gross leasable area of offices for the same fiscal year.
(2)	The office buildings were sold during the fiscal year.
(3)	Excludes 815 sqm from the occupancy calculation because they are under construction for the development of “Flex Offices” project.

Annual average income per surface area as of June 30, 2022, 2021, 2020 and 2019 (1):

	Income per square meter (1)
	As of June 30,
	2022	2021	2020	2019
	(ARS/sqm)
República Building (2)	—	62,441	61,754	57,791
Bankboston Tower (2)	—	—	55,718	59,289
Intercontinental Plaza	49,196	77,992	33,420	37,929
Bouchard 710 (2)	—	—	65,945	60,343
DOT Building	31,207	47,642	59,997	49,244
Zetta Building	41,685	54,574	59,745	39,223
200 Della Paolera (3)	60,394	36,734	—	—
Philips Building	26,834	30,598	27,554	63,526
Suipacha 652/64	—	47,020	26,860	54,997

__________________

(1)	Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.
(2)	The office buildings were sold during the fiscal year.
(3)	The building became operational in December 2020, due to which the contracts and related revenues are not comparable to previous years.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2022:

Property	Number of lease agreement (1) (5)	Annual rental price (2)	Rental income per sqm (new and renewed) (3)	Previous rental income per sqm (3)	Number of non‑ renewed leases	Non‑ renewed leases annual base rent amount (4)
		(in millions of ARS)	(ARS)	(ARS)		(in millions of ARS)
Dot Building	5	135	1,720	2,581	1	38
Philips Building	1	7	1,126	2,763	1	20
Intercontinental Plaza	3	90	2,532	3,011	—	—
200 Della Paolera (6)	4	128	2,982	546	4	162
Zetta Building	1	74	2,208	2,509	1	72
Total (7)	14	434	2,208	2,208	7	292

__________________

(1)	Includes new and renewed leases executed in fiscal 2022.
(2)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3)	Monthly value.
(4)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing on the last month of the agreement, multiplied by 12 months.
(5)	It does not include leases over parking spaces, antennas or terrace area.
(6)	The building became operational in December 2020, due to which the contracts and related revenues are not comparable to previous years.
(7)	Weighted average for total rental income per sqm (new and renewed) and previous rental income per sqm.

The following table sets forth the schedule of estimated lease expirations for IRSA’s offices and other properties for leases in effect as of June 30, 2022. This data is presented assuming that none of IRSA’s tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Expiration year	Number of leases due to expire (1)	Square meters of leases due to expire	Square meter of leases due to expire	Annual rental income amount of leases due to expire	Annual rental income amount of leases to expire
		(sqm)	(%)	(in millions of ARS)	(%)
As of June 30, 2022	—	—	—	—	—
As of June 30, 2023	5	5,922	10%	213	10%
As of June 30, 2024	15	34,151	56%	1,295	61%
As of June 30, 2025 and thereafter	25	20,842	34%	600	28%
Total	45	60,915	100%	2,109	100%

__________________

(1)	Includes offices with leases that have not been renewed as of June 30, 2022.
(2)	It does not include square meters or revenue from parking spaces, terraces or antennas.

Intercontinental Plaza, City of Buenos Aires

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. IRSA owns a 13.2% interest in the building which has footage averaging 22,535 square meters of gross leasable area; meaning IRSA owns 2,979 square meters of gross leasable area in this building. The principal tenant currently is Total Austral, and as an added value Banco Supervielle (Bank Branch) and Starbucks Coffee providing different services to the building.

Dot Building, City of Buenos Aires

IRSA’s subsidiary Panamerican Mall S.A. developed an office building of 11,242 square meters of gross leasable area next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant IRSA’s arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include Farmanet, Astrazeneca S.A., G.E. Healthcare and HP, among others.

Zetta Building

IRSA’s subsidiary Panamerican Mall S.A. built an office building of 32,173 square meters of gross leasable area and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City. This new A+, and potentially LEED, building was inaugurated in May 2019, continuing to consolidate IRSA’s position in the North Zone corridor of offices for rent. As of June 30, 2022, the building was occupied approximately 91% by Mercado Libre. IRSA is currently developing its first Flex office space in one of the vacant 815 sqm sectors (Ground Floor Office “B”). The project offers private offices, fully equipped, furnished and fully operational, ready to use.

200 Della Paolera Building

200 Della Paolera is a 126-meters high triangular-shaped tower of AAA offices and 55,000 square meters of surface, plus 70 linear meters of Curtain Wall on the Río de la Plata, developed on the last vacant land plot of Catalinas Norte, one of the most premium corporate areas of Argentina. The building has 35,000 square meters of GLA, 318 parking spaces, changing rooms, security, gastronomy services and has become an icon of the city, built sustainability in mind and high quality design. The commercialization process is moving forward with encouraging occupancy from premium tenants such as Globant, Merryl Lynch, Fiserv, La Brioche Dorée and us together with Cresud S.A.C.I. F. y A. (“CRESUD”) as owners and tenants.

Suipacha 652/64, City of Buenos Aires

Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. We own the entire building and 62 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. The average footage of the building is 11,465 square meters of gross leasable area.

Phillips Building, City of Buenos Aires

The historic Philips Building adjoins Dot Baires shopping mall, and faces Avenida General Paz, in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,017 sqm, and a remaining construction capacity of approximately 20,000 sqm. IRSA is owner of 100% of the building. It is currently one of the assets with the highest occupancy, with companies such as Philips, Salentein and a Maternity Garden, which opening generates a differential service to the Polo Dot.

Competition

Virtually all IRSA office’s properties and other commercial properties other than shopping malls are in developed urban areas. There is a great number of office buildings, shopping malls, retail stores and residential houses in the zones where IRSA’s properties are located. It is a highly fragmented market and the abundant number of comparable properties in the vicinities may have an adverse impact on the ability to lease or sell office space and other properties and may have an adverse impact on the sale and rental price of properties.

In the future, both domestic and foreign companies are likely to participate in the real estate market in Argentina, hence competing with us when it comes to business opportunities. In addition, in the future IRSA may participate in the development of a market for foreign real property, and we are likely to find well-established competitors.

In the premium office segment, IRSA competes with other relevant market players, such as RAGHSA, who together with IRSA represent the 2 most important players.

Hotels

The hotel activity, one of the most affected by the pandemic, showed a good performance during this recovery exercise, mainly motivated by the boom in domestic tourism. The Llao Llao hotel, which the company owns in the city of Bariloche, in southern Argentina, reached record occupancy levels and is an interesting attraction for high-income international and local tourism. Hotels in Buenos Aires, including the Libertador and Intercontinental, are expected to have a greater influx of international tourism and the full recovery of corporate event and convention activity to reach pre-pandemic revenue levels.

During fiscal year 2022, IRSA kept its 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding IRSA’s luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (1)	Average Price per Room(2)	Fiscal Year Sales as of June 30 (in millions of ARS)
		(%)		(%)	ARS	2022	2021	2020	2019
Intercontinental (3)	11/01/1997	76.34	313	35.1	11,468	800	215	1,776	2,583
Libertador (4)	03/01/1998	100	200	26.3	9,544	295	71	621	1,456
Llao Llao (5)	06/01/1997	50	205	61.2	37,153	3,205	1,225	2,584	3,234
Total			718	40.1	22,307	4,300	1,511	4,981	7,273

__________________

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Through Nuevas Fronteras S.A.
(4)	Through Hoteles Argentinos S.A.U.
(5)	Through Llao Llao Resorts S.A.

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

Hotel Libertador, City of Buenos Aires

In March 1998 IRSA acquired 100% of the Sheraton Libertador Hotel from Citicorp Equity Investment for an aggregate purchase price of USD 23 million. In March 1999, IRSA sold a 20% interest in the Sheraton Libertador Hotel for USD 4.7 million to Hoteles Sheraton de Argentina.

During the fiscal year 2019, IRSA reacquired 20% of the shares of Hoteles Argentinos S.A.U. (“HASAU”), reaching 100% of the capital stock of HASAU and beginning to operate the hotel directly under the name “Libertador.” The hotel is in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 IRSA acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts, and spas. The Hotel Llao Llao is currently being managed by “IRSA- Galerías Pacífico S.A. – UT”, a Transitory Union constituted 50% by IRSA and 50% by Grupo Sutton. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms. In 2019, began the remodeling of the Bustillo Wing in the hotel, where 42 rooms that were already operational at the end of the year were modernized and valued.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro

On December 14, 2006, through IRSA’s hotel operator subsidiary, Llao Llao Resorts S.A., IRSA acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was USD 7 million. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

Sale and Development of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. IRSA developments of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories or warehouses. In connection with its developments of residential communities, IRSA frequently acquire vacant land, develop infrastructure such as roads, utilities, and common areas, and sell plots of land for construction of single-family homes. IRSA may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In fiscal year ended June 30, 2022, revenues from the sale and development of properties amounted to ARS 746 million, compared to ARS 1,271 million posted in the fiscal year ended June 30, 2021.

Construction and renovation works on IRSA’s residential development properties are performed, under its supervision, by independent Argentine construction companies that are selected through a bidding process. IRSA enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. IRSA is generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, IRSA deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, IRSA receive finished square meters for commercialization, without taking part in the construction works.

The following table shows information about IRSA’s land reserves as of June 30, 2022:

	IRSA’s ownership interest	Date of acquisition	Land Surface	Buildable surface	GLA	Salable Surface	Book Value
	(%)		(sqm)				(in millions of ARS)
RESIDENTIAL - BARTER AGREEMENTS
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires (4)	100	Jul-96	—	—	—	1,461	160
Córdoba Shopping Adjoining plots – Residential	100	May-15	—	—	—	1,080	81
Libertador 7400 (Quantun Bellini) Trust	100	Feb-21	—	—	—	186	91
Ancón (Luis M. Campos)Trust	100	Feb-21	—	—	—	1,014	311
Av Figueroa Alcorta 6464 Trust	100	Feb-21	—	—	—	1,786	812
Coto Abasto air space – Tower 1 - City of Buenos Aires	100	Sep-97	—	—	—	2,018	608
Total Intangibles (Residential)			—	—	—	7,545	2,063
LAND RESERVES:
UOM Luján - Buenos Aires(5)	100	May-08	1,160,000	464,000	—	—	2,238
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires(5)	50	May-11	159,996	500,000	—	—	11,476
La Adela - Buenos Aires	100	Aug-14	9,868,500	3,951,227	—	—	3,145
Puerto Retiro – City of Buenos Aires (8)	50	May-97	82,051	246,153	—	—	-
Ezpeleta plot (Quilmes)	100	Apr-22	465,642	521,399	—	—	4,065
Costa Urbana – City of Buenos Aires (9)	100	Jul-97	716,180	895,225	—	693,445	89,309
La Plata - Greater Buenos Aires (5)	100	Mar-18	78,614	116,553	—	—	2,390
Caballito plot - City of Buenos Aires	100	Jan-99	23,791	86,387	10,518	75,869	7,782
Subtotal Mixed-uses			12,616,998	6,924,904	99,523	933,091	137,832
Coto Abasto air space – Tower 2 - City of Buenos Aires (2)	100	Sep-97	—	10,768	—	8,193	85
Caballito Block 35 – City of Buenos Aires	100	Oct-98	9879	57,192	—	30,064	1,037
Zetol – Uruguay	90	Jun-09	—	—	—	64,080	763
Vista al Muelle – Uruguay	90	Jun-09	—	—	—	60,360	867
Córdoba Shopping Adjoining plots – Córdoba (2)	100	May-15	2,636	9,000	—	1,080	89
Neuquén - Residential plot – Neuquén (2) (6)	100	Jul-99	13,000	57,000	—	—	196
Subtotal residential			25,515	133,960	—	163,777	3,037
Polo Dot commercial expansion – City of Buenos Aires (7)	80	Nov-06	—	—	15,940	—	3,238
Beruti y Coronel Diaz Building	100	Jun-22	2,387	—	5,067	—	—
Paraná plot - Entre Ríos (3)	100	Aug-10	10,022	5,000	5,000	—	—
Subtotal retail			12,409	5,000	26,007	—	6,369
Polo Dot - Offices 2 & 3 - City of Buenos Aires	80	Nov-06	12,800	—	38,400	—	5,812
Intercontinental Plaza II - City of Buenos Aires	100	Feb-98	6,135	—	19,598	—	2,205
Córdoba Shopping adjoining plots – Córdoba (2)	100	May-15	5,365	5,000	5,000	—	4
Subtotal offices			24,300	5,000	62,998	—	8,021
Total future developments			12,616,998	6,924,904	99,523	933,091	137,832
Other land reserves (1)			3,279,564	—	7,297	262	4,350
Total land reserves			15,896,562	6,924,904	106,820	933,353	142,182

__________________

(1)

Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Alto II Condominiums, Ocampo parking spaces, DOT adjoining plot. adjoining plot Mendoza Shopping, Pilar R8 Km 53, Pontevedra, San Luis Land and Llao Llao Land.

(2)	These lands are classified as Property for sale; therefore, their value is maintained at book value. The rest of the land is classified as Investment Properties, valued at market value.
(3)	Pending deed subject to certain conditions.
(4)	Classified as Intangible Assets, therefore their value is maintained at book value.
(5)	Estimated maximum buildable area according to the projects, still pending final approvals.
(6)	Estimated buildable area according to the first draft, which to date is about 45,000 sqm according to the latest news from the Municipality.
(7)	Applicable to the expansion of the Zetta Building.
(8)	This land is in judicial litigation.
(9)	Previous of the transfer of lots to the GCBA (in this case the meters will be 693,445 sqm of land surface and 866,806 sqm of salable surface).

The following table shows information about IRSA’s expansions on its current assets as of June 30, 2022

Expansions	IRSA’s ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo	100	4,336	City of Buenos Aires
Paseo Alcorta	100	1,337	City of Buenos Aires
Alto Avellaneda	100	23,737	City of Buenos Aires
Alto Noa	100	3,068	City of Buenos Aires
Soleil	100	17,718	City of Buenos Aires
Alto Comahue	100	3,325	City of Buenos Aires
Subtotal future expansions		53,521
Total Shopping Malls		53,521
Patio Bullrich - Offices / Hotel (1)	100	20,000	City of Buenos Aires
Alto Palermo	100	14,119	City of Buenos Aires
Córdoba Shopping	100	7,000	Cordoba
Alto Rosario (2)	100	15,000	Rosario
Philips Building	100	19,706	City of Buenos Aires
Subtotal future expansions		75,905
Total offices + residential		75,905
Total expansions		129,426

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

Condominios del Alto II – City of Rosario, Province of Santa Fe

The project will be comprised of two opposing building blocks, commercially divided into 10 sub-blocks. The project consists of a total of 189 apartments distributed over 6 floors and 195 parking spaces located in two basements. Amenities include a swimming pool with sundeck, multipurpose room, sauna, fitness center with locker rooms, and laundry facility. As of June 30, 2022, the works on parcel H have been completed, having received all the units committed to the exchange and being available for sale at this date, 1 parking space.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, it is known as the “Parque” complex, thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2022, all units were sold and the stock available for sale consisted of 1 parking space and 18 storage spaces.

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April de 2010 IRSA sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for USD 11.7 million. The purchaser would develop a project that includes the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to IRSA of 39,634 square meters of lots amounting to approximately USD 3 million was included in the sale price. As of June 30, 2022, the balance of the price of the sale operation has been received and all the lots that remained to be received have been transferred as the balance of the price of the sale carried out in 2010, the assignment was made on October 14, 2020.

Intangibles – Units to be received under barter agreements

Conil – Avellaneda, Province of Buenos Aire

These plots of land we own, through IRSA, face Alto Avellaneda shopping mall, totaling 2,398 square meters distributed in two opposite corners and, according to urban planning standards, around 6,000 square meters may be built. Its intended use, either through our own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in consideration of which IRSA will receive 1,389 square meters of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. The barter was valued at USD 0.7 million. Considerations for block 95 and 99 were estipulated to be delivered in January 2018 and September 2018, respectively. In June 2018 an extension to the barter agreement was signed. In consideration for the delay and as compensation, IRSA will receive an additional apartment (55.5 square meters) and one parking lot (14 square meters).

Mixed uses

Costa Urbana – formerly Solares de Santa María – Costanera Sur, City of Buenos Aires

On December 21, 2021, the law from Buenos Aires City congress approving a New Zoning Regulations for the development of the property, was passed, and published. The Plot of approximately 71 hectares, owned by the Company since 1997, previously known as “Solares de Santa María”, is in the riverfront of the Río de la Plata, in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Zoning Area, designated: “U73 - Public Park and Costa Urbana Urbanization”, which enables a mixed-use development, combining, residential, office buildings, retail, services, public spaces, education, and entertainment.

The Project will have a construction capacity of approximately 895.000 sqm (28,194 sqm will be transferred, as consideration, to the Government of the Autonomous City of Buenos Aires, leaving a total of 866,806 sqm net), which will drive growth for the coming years through the development of mixed-use project.

IRSA will transfer ownership to the City of 50.8 hectares destinated for public use, which represent approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2,6 million in cash and the amount of 3,000,000 sovereign bonds (AL35) was also contributed according to the terms agreed by the new law.

Likewise, IRSA will oversee putting in place the infrastructure and road works on the property serving the new city blocks generated and will carry out the public space works contributing up to USD 40 million, together with the maintenance of the public spaces (assigned for 10 years or until the sum of USD 10 million is completed).

“Costa Urbana” will change the landscape of the City of Buenos Aires, bringing life to an undeveloped area and will be an exceptional project due to its size, location and connectivity, providing the City the possibility of expanding and recovering its access to the Río de la Plata coast with walkable areas, recreation, green spaces and public parks.

On October 29, 2021, a notification was received in relation to a collective legal protection action, requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the processing of Bill 1831 - J 2021 (Trial Court of Administrative and Tax Law No. 10, Sec. 19 – Cause “Civil Association Observatory of the Right to City AND OTHERS AGAINST GCBA AND OTHERS ON PROTECTION ACTION (AMPARO) – OTHERS” - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the lawsuit on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the (amparo) legal protection. On March 15, 2022, IRSA as well as the Government of the City of Buenos Aires -codefendant in the case- appealed the ruling. On March 17, 2022, the court granted the appeals with suspensive effect of the contested sentence (in accordance with the provisions of Law No. 2145). As of the date of this Annual Report, the issue is to be resolved by Room IV of the “Contentious-Administrative, Tax and Consumer Relations” Chamber (Room IV).

Ex UOM – Luján, Province of Buenos Aires

This 116-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by Cresud from Birafriends S.A. for USD 3 million on May 31, 2008. In May 2012, IRSA acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. IRSA intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out so as to change the zoning parameters, thus enabling the consummation of the project.

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

The Master Plan, by which it is projected to develop a large-scale integral urbanization (residential, commercial, etc.), which includes the construction of approximately 540,000 sqm, was endorsed by the Municipality of San Martin through Decree 1589/19 and registered before the General Directorate of Urbanism and Directorate of Urban Planning of the Municipality. Likewise, the subdivision plan in accordance with the urban indicators was presented to the Directorate of Cadastre of the Province of Bs. As.

Additionally, during fiscal year 2022, Quality Invest S.A. and the Municipality of San Martín signed the following documents:

-

Peretz Club Agreement Closing Minutes: IRSA paid the certificates owed for the work in question already completed, releasing both parties from any claim regarding the documents signed on January 20, 2015. The amount owed was ARS 18,926,541 and the execution of the works are described, detailed and carried out.

-

Complementary Agreement with the Municipality of San Martin: The ending of the Rodriguez Peña work and the relocation and start-up of the Edenor substation are agreed, in accordance with the plan and specifications drawn up by TIS and that are part of the annexes of the same. In return, the certifications owed will be paid as follows: The total is ARS 26,085,086: ARS 15,000,000 have already been paid; and the remaining amount (without any adjustment clause) will be paid at the time of provisional reception of the work, where will sign the Certificate of Delivery.

Córdoba Shopping Mall Project

IRSA owns a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 13,500 square meters in the center of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 square meters out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part of the consideration, IRSA will receive 2,160 square meters in apartments, parking spaces, shopping space, plus the management of permits, unifications and subdivisions in 3 plots. The delivery of the consideration will be at most, for Tower I in May 2022, and for Tower II in July 2024. The value of the barter was USD 4 million.

As a subsequent event, in August 2022, a plot of 3,240 sqm was exchanged, where a housing tower will be built. IRSA will receive as consideration, within a period of between 36 and 44 months, functional units that represent 16% of the square meters, with a minimum of 1,080 square meters, together with garage units and, if built, also storage units. The value of the swap is USD 2 million.

La Plata Plot of land

On March 22, 2018, IRSA acquired 100% of a plot of land of 78,000 sqm of surface in the town of La Plata, province of Buenos Aires. The transaction was consummated through the purchase of 100% of the shares of Entertainment Center La Plata S.A. that owns 61.85% of the property and the direct purchase of the remaining 38.15% from unrelated third parties.

The price of the acquisition was USD 7.5 million which have been fully paid. IRSA intends to use the property to develop a mixed-use project, given the property’s characteristics for a commercial development in a district with high potential.

On January 21, 2019, Ordinance No. 11,767 approved by the “Honorable Consejo Deliberante de La Plata” on December 26, 2018, has been enacted. With this enactment, the uses and indicators requested to develop a project of 116,553 square meters were formally confirmed.

As of June 30, 2022, the mixed-use project is advanced.

Caballito Plot – City of Buenos Aires

Caballito is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which IRSA purchased in November 1997. This plot will be used for the development of residential with retail and public spaces, with more than 85,000 sqm. This Project is approved by the GCBA authorities.

On December 23, 2019, IRSA transferred Parcel 1 of the land reserve located at Av. Avellaneda and Olegario Andrade 367 in the Caballito neighborhood of the City of Buenos Aires to an unrelated third party.

The amount of the operation was set at the sum of USD 5.5 million to be paid in future functional units of Building 1. The aforementioned consideration is guaranteed by a real mortgage right on Parcel 1 and Building 1. The buyer has an Option to acquire Parcel 2 of the same property, subject to certain conditions precedent.

On July 20, 2020, IRSA was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge that was denied filling a complaint appeal, which was denied in October 2021. For more information, see “ITEM 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings—Caballito.”

As of June 30, 2022, the development is awaiting the resolution of an appeal filed with the Government of the City of Buenos Aires.

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

Puerto Retiro S.A. was involved in a bankruptcy extension judicial action initiated by the Argentine government, to which the Board of Directors is totally unrelated. Management and the Company’s legal advisors consider that there are sufficient legal technical arguments to consider that the request for the extension of bankruptcy will be rejected by the court. However, given the current state of the case, the resolution is uncertain.

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

Terreno Ezpeleta – Quilmes, Provincia de Buenos Aires

Acquired in April 2022 as part of the payment for the sale of the Republica Building. The property is made up of four plots and has a frontage of 851 meters on the Bs As - La Plata Highway, on the side of the urbanized area the property has a frontage of 695 meters on Río Gualeguay Street between Tupungato and La Guarda streets. It has a total area of 465,642 sqm, with a usable area of 242,151 sqm and a buildable area of 521,399 sqm.

Residential

Coto Residential Project

IRSA owns the right to construct above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires which we acquired in September 24, 1997. IRSA estimates it has a construction capacity of 23,000 square meters (it also includes the right to receive certain parking units). The premises are located within the area between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On October 25, 2019, IRSA transferred to a non-related third party the rights to develop a residential building (“Tower 1”) on Coto Supermarket airspace located in Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm.

The operation was set for the total of USD 4.5 million: USD 1 million was paid in cash and the balance in at least 35 functional units of departments, representing the equivalent of 24.20% of the square meters to build, with a guaranteed minimum of 1,982 sqm.

As of June 30, 2022, the construction work of Tower 1 has started.

Neuquén Residential Plot– Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., IRSA owns a plot of 13,000 square meters with an estimated construction capacity of 57,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue and the hypermarket currently in operation.

Caballito Plot – City of Buenos Aires

On June 29, 2011, IRSA and GCDI S.A. (formerly TGLT S.A.), a residential developer, entered into an agreement to barter for the development of a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos AiresA neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out by GCDI S.A. in the abovementioned property. On April 2018 GCDI S.A. and us terminated the barter agreement and we recovered the land. In July 2018, the Supreme Court of Justice issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

As of June 30, 2022, the completion work for the concrete structure of Tower 3 is in the process of being awarded and should be completed in the first quarter of fiscal year 2023.

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

Besides, Vista al Muelle S.A. IRSA owned since September 2008 a plot of land purchased for USD 0.83 million. Then, in February 2010, plots of land were acquired for USD 1 million. In December 2010, Vista al Muelle S.A. executed the title deed of other plots for a total amount of USD 2.66 million, of which USD 0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

On June 30, 2009, IRSA sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A. for USD 1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. IRSA executed a stock purchase agreement pursuant to which IRSA repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for USD 2.7 million. Accordingly, as of June 30, 2022, our stake, through Tyrus, in Liveck is 100%.

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

As of June 30, 2022, 6 units were received for the consideration of Tower 1, built on plot 2, and the infrastructure work concerning sectors A and B of the property has been contracted and is 20% complete. Including, among others, the road coastal, roundabouts, lights, landfills and stormwater and sewage connections for USD 3.2 million.

Offices

Polo Dot 2nd and 3rd Stages – City of Buenos Aires

These two parcels of 6,400 square meters with a construction capacity of 33,485 square meters each, are located adjoining to where the extension of Dot Baires Shopping is planned. In April 2018, both plots were unified into a single one of 12,800 square meters.

Coronel Diaz and Beruti Building – City of Buenos Aires

On February 2022, IRSA purchased by means of public auction from the GCBA, a property located at the corner of the intersections of Beruti Street and Coronel Díaz Avenue. Such property is located in front of Alto Palermo Shopping, a shopping center owned by the Company, located in in the neighborhood of Palermo, one of the main commercial corridors of the City of Buenos Aires

The property has an area of approximately 2,386.63 sqm, consisting of a first floor, six upper levels and a basement area. Furthermore, it has a total covered area of approximately 8,136.85 sqm with future expansion potential.

The purchase price was ARS 2,158,647,620, which was paid in full.

As of June 30, 2022, the transfer deed of ownership was signed. Simultaneously with the deed, IRSA is required to sign a bailment agreement with the GCBA, with the latter holding the property free of charge for a period of up to 30 months, in accordance with the conditions agreed upon in the auction.

Intercontinental Plaza II Plot - City of Buenos Aires

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

Other Land Reserves

Other Land Reserves – Pilar, Pontevedra, Mariano Acosta, Merlo, San Luis Plot, Llao Llao Plot and Casona Abril remaining surface.

IRSA grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 3.3 million sqm.

Others

La Rural (convention centers and fairs activities) and La Arena (Directv Arena concession)

In relation to the investment in La Rural S.A., its main activity includes the organization of congresses, fairs, exhibitions, events, corporate and incentive trips and is carried out by LRSA, both at the Palermo Fairgrounds and at the “Centro de Exposiciones y Convenciones de la Ciudad Autónoma de Buenos Aires” through a Transitory Union of Companies that obtained, by public tender, the concession of this property for a period of 15 years and the “Punta del Este Convention and Exhibition Center”. IRSA has an indirect participation of 35%.

Ogden Argentina S.A (“OASA”), indirectly controlled by IRSA by 70%, owns an 82.85% stake in “La Arena S.A.”, a company that developed and operates the stadium known as “DirecTV Arena”, located in the kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

During this fiscal year, IRSA had different moments in relation to the return to business activity of the fair and entertainment industry after the two years of the pandemic.

During the first quarter of the fiscal year, the prohibition on holding events was maintained and, as of September 2021, through specific protocols, activity was resumed with limitations on both the number of people and indoor space. Exhibitions began at La Rural and different corporate events and congresses were held both at La Rural and at the Buenos Aires Convention Center. As of March 2022, all the protocols for holding events as normal were released and in this way the operations of La Rural, the Buenos Aires and Punta del Este Convention Centers were able to resume their operations.

GCDI S.A. (formerly TGLT S.A.) (real estate)

GCDI S.A. is a construction company listed on the BYMA which is mainly engaged in the construction of third-party projects and residential development projects in Argentina and Uruguay. As of June 30, 2022, IRSA hold a 27.82% interest.

After the end of the fiscal year, TGLT S.A. changed its name to GCDI S.A.

We are appa S.A. (formerly Pareto S.A.)

On October 8, 2018, the company Pareto S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2022, IRSA’s share of We are appa reaches 93.63%.

We are appa’s mission is to minimize the friction of physical shopping by applying data science and artificial intelligence, connecting buyers and sellers in a unique experience.

Through its application, ¡appa!, We are appa provides shopping malls and tenants a 100% digital customer loyalty system that promotes benefits and discounts by facilitating the consumer experience in shopping malls and offices

During the year, users of ¡appa! carried out more than 900,000 transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of Corporate benefits. Of these, approximately 242,000 visitor transactions were identified in IRSA shopping malls, corresponding to consumption of more than ARS 2,200 million by 127,600 users. This information allows the teams of the shopping malls to manage their communications and actions in a more efficient and segmented way that results in greater loyalty and attractiveness of the shopping malls’ proposal towards its visitors.

Avenida Inc.

As of June 30, 2022, IRSA indirectly owned 4.1% of Avenida Inc., a company dedicated to the e-commerce business.

Compara en casa

Compara en casa is a digital insurance broker that compares the policies of the main insurers in one place. They operate in Argentina, Brazil, Mexico, Paraguay and Uruguay.

As of June 30, 2022, IRSA indirectly owned 14.87% of Comparaencasa S.A.

Banco Hipotecario

As of June 30, 2022, IRSA held a 29.91% interest in Banco Hipotecario. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All its operations are located in Argentina where it operates a nationwide network of 63 branches in the 23 Argentine provinces and the City of Buenos Aires.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies, and large corporations. As of April 2022, Banco Hipotecario ranked sixteenth in the Argentine financial system in terms of totals assets and seventeenth in terms of loans. As of June 30, 2022, Banco Hipotecario’s shareholders’ equity was ARS 33,754.5 million, its consolidated assets were ARS 323,353.1 million, and its net income for the six-month period ended June 30, 2022, was ARS 2,737.2 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario’s business strategy is to continue diversifying its loan portfolio. The Bank’s non-mortgage loans to the non-financial private sector, in nominal terms, were ARS 36,851 millon as of December 31, 2019, ARS 40,522.8 million as of December 31, 2020, ARS 48,760.9 million as of December 31, 2021 and ARS 51,480.9 million as of June 30, 2022.

Also, Banco Hipotecario has diversified its funding sources by developing its presence in the local and international capital markets, as well as increasing its deposit base. Its financial debt in total funding was 12.6% as of June 30, 2022.

Banco Hipotecario’s subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management, from which Banco Hipotecario owns directly 62.3% and IRSA owns directly 37.7%; BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

Regulation and Government Supervision of our Agricultural Business

Farming and Animal Husbandry Agreements

Agreements relating to farming and animal husbandry activities are regulated by Argentine law, the Argentine Civil and Commercial Code and local customs.

According to Law No. 13,246, as amended by Law No. 22,298, all lease agreements related to rural properties and land are required to have a minimum duration of 3 years, except in the case of those designated as “accidental agreements” pursuant to Section 39, subsection a), Law No. 13,246. Upon death of the tenant farmer, the agreement may continue with his successors. Upon misuse of the land by the tenant farmer or default in payment of the rent, the landowner may initiate an eviction proceeding.

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

Environment

The development of our agribusiness activities is regulated by a series of national, provincial, and municipal laws and regulations that promote the protection of the environment.

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

As a consequence of non-compliance with re rules we may be subject to criminal and administrative penalties, including taking action to reverse the adverse impact of our activities on the environment and to reimburse third parties for damages resulting from contraventions of environmental laws and regulations. Under the Argentine Criminal Code, persons (including directors, officers and managers of corporations) who commit crimes against public health, such as poisoning or dangerously altering water, food or medicine used for public consumption and selling products that are dangerous to health, without the necessary warnings, may be subject to fines, imprisonment or both. Some courts have enforced these provisions in the Argentine Criminal Code to sanction the discharge of substances which are hazardous to human health. At the administrative level, the penalties vary from warnings and fines to the full or partial suspension of the activities, which may include the revocation or annulment of tax benefits, cancellation or interruption of credit lines granted by state banks and a prohibition against entering into contracts with public entities.

The Forestry Legislation of Argentina prohibits the devastation of forests and forested lands, as well as the irrational use of forest products. Landowners, tenants, and holders of natural forests require an authorization from the Forestry Competent Authority for the cultivation of forest land. The legislation also promotes the formation and conservation of natural forests in properties used for agriculture and farming purposes.

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

In addition to the current legislation, the CNV Rules provide that publicly traded companies whose corporate purpose includes environmentally hazardous activities should report to their shareholders, investors and the general public their compliance with the applicable environmental laws and risks inherent to such activities, so as to be able to reasonably assess such hazards.

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

(1)

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

Limits on lease terms

Under the Argentine Civil and Commercial Code lease terms may not exceed fifty years, irrespective of the intended use of the property (save in case of residential use, where the maximum term is twenty years). Generally, terms in ours lease agreements go from 3 to 10 years.

Early termination rights

The Argentine Civil and Commercial Code provides that tenants of properties may declare the early termination of lease agreements with others destiny than home destiny after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent. If the tenant terminates the agreement during the first year of the lease, the penalty is one and a half month’s rent and, if the termination occurs after the first year of lease, the penalty is one month’s rent.

Other

Most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. Notwithstanding the foregoing, in accordance with the latest amendment to article 1209 of the Argentine Civil and Commercial Code, the tenant is not responsible for the payment of the charges and contributions levied on the property or extraordinary common expenses. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. Although, the Argentine Civil and Commercial Procedural Code enables the lessor to pursue collection of outstanding rental payments through an “executory proceeding” upon lessee’s payment default, there is a large number of jurisprudence that holds that shopping center lease agreements do not fulfill the requirements of the law in force to be collected through the “executory proceeding”. In those cases, in which the “executory proceedings” is granted, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings, the origin of the debt is not under discussion; the trial focuses on the formalities of debt instrument itself. The Procedural Code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a notice be given to the tenant demanding payment of the amounts due in the event of breach prior to eviction, of no less than ten days for leases for residential purposes, and establishes no limitation or minimum notice for leases for other purposes. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Development and Use of the Land

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building, occupation, and environmental regulations. In the City of Buenos Aires, where the vast majority of the real estate properties are located, the Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

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

We believe that all our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

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

Plan for the Transformation and Reconversion of the City of Buenos Aires Downtown.

In December 2021, the law for the transformation of the downtown area of the City of Buenos Aires was passed in order to convert that area into a residential, intelligent and sustainable urban area, through the promotion of the development of economic activities strategic activities, granting tax benefits to those who make investments aimed at the development of said area (such as the exemption of gross income tax derived from the development of strategic activities that will be exempt until December 2023). Additionally, it is expected that the Banco de la Ciudad will grant lines of credit aimed at promoting the realization of reconversion projects of real estate located within the downtown area (for example, incentives for the acquisition of housing and/or rental, “Move to the Microcentro” program), as well as for the acquisition of equipment related to the strategic activities to be developed in said area. Reconversion projects may be submitted until January 31, 2024.

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

As a result, the Consumer Protection Law and the Argentine Civil and Commercial Code deem void and unenforceable certain contractual provisions included in consumer contracts entered into with consumers or end users, including those which:

(2)	deprive obligations of their nature or limit liability for damages;

(3)	imply a waiver or restriction of consumer rights and an extension of seller rights; and

(4)	impose the shifting of the burden of proof against consumers.

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

Antitrust Law

Antitrust Law. Law No. 27,442, and its administrative regulation, its goals are to prevent and punish anticompetitive conducts. The Law 27,442 also requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business of the companies concerned concept that excludes companies from the selling group exceeds in Argentina the amount of ARS 4,061,000,000, in such case the respective concentration should be submitted for authorization to the CNDC. The request for authorization may be filed, either prior to the transaction or within a week after its completion. Once 1 year has elapsed since the establishment of the new National Competition Authority, the file asking authorization may only be presented in advance.

When a request for authorization is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the authorization of the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred, or controlled in Argentina, do not exceed the 20 million mobile units that, according to the aforementioned Resolution of the Secretaría de Comercio Interior del Ministerio de Desarrollo Productivo, represent ARS 1.105.000.800 each are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected by the companies concerned during the prior 12-month period exceed in the aggregate ARS 1,105,000,800 the 60 million mobile units that, according to said Resolution of the Secretaría de Comercio Interior del Ministerio de Desarrollo Productivo, is equivalent to the sum of ARS 3,317,400 in the last 36 months, these operations they must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS 1.105.000.800, in cases of concentrations in which we are the acquiring party we should give notice to the CNDC of any concentration provided for by the Antitrust Law, provided that the cases of exception of the notification obligation of article 11 Law 27,442 are not presented.

Sustainability

Sustainability is a central pillar of our organization. Our policy is based on the United Nations Sustainable Development Goals, and we work in this direction internally within our organization and externally through our value chain, operating as agents of social and environmental change. We seek to apply the best agricultural practices in our fields through the responsible use of natural resources and the most modern and sustainable technologies, with the mission of producing quality food for a growing world population.

The agricultural activity that we develop allows us to relate to communities throughout the national territory since we own farms from Salta to Santa Cruz. We live daily with nature and the social challenges that each region has in store for us. We listen to the communities and give specific answers to each one to accompany them in their development.

We work with schools, community centers and NGOs throughout Argentina. In the eight rural schools located in Salta, Santa Fe and Chaco, we focus our Social Responsibility programs taking education, health, and care for the environment as pillars, while we have made building improvements. In our “Los Pozos” farm, located in the north of Argentina and where we have six rural schools, many students are already studying and graduating from high school remotely through satellite internet and we plan to improve the educational level by working together with civil organizations.

We promote transformations that boost economic activity in the territory, hand in hand with access to social, health and educational services, as well as housing and better infrastructure, including communications technology. Our view of development goes beyond business profitability and adds aspects associated with quality of life, in its broadest sense. The company contributes with its own role, but also intends to be an actor of innovation, social cohesion, and construction of possibilities.

Environmental management

Environmental management is a commitment assumed by CRESUD, which is declared through its Environmental Policy, and manifests itself in everyday management.

•	We are committed to the environment.

•	We innovate in the use of best practices for the development of our activities.

•	We work to achieve a balance between the efficient use of resources and a growing production.

•	We care about the relationship with our people and the communities where we choose to work, of which we are a part.

•	We plan for the long term, seeking to develop in a sustainable way so that our environment can also be enjoyed by future generations.

•	We work towards continuous improvement and compliance with current legislation and regulations, including those to which we voluntarily subscribe.

•	We are part of a process of cultural change, which we share and extend to the people with whom we interact.

We are aware of the impacts caused by the activities we develop, and we strive to prevent and mitigate them. The responsible management of natural and human resources and the protection of the environment is part of our daily tasks:

•	We comply with applicable and current regulations at the municipal, provincial, and national levels.

•

We evaluate the environmental aspects and impacts of our operations and take prevention and control measures to reduce and mitigate them: We work in interdisciplinary teams to address the impacts and prevention and control measures.

•	We make rational and efficient use of natural resources, applying the best practices in our fields, homes, and offices.

•	We promote differentiated waste management through reduction, reuse, and recycling

•

The gates of our fields are open to the community, regulatory bodies, customers, suppliers, employees, and other interested parties to share our work model, technological innovations and the results achieved.

Environmental Certifications

We implement an Environmental Management System that serves as a tool for proper management in each establishment, with improvement and environmental protection objectives. We have a specialized internal team to carry out annual audits detecting deficiencies and working towards their improvement.

Agroriego farm in the province of San Luis serves as an example, which for more than ten years has been consecutively certified by the Environmental Management Standard ISO 14001-2015. It was also achieved, in joint work with its contractors, the certification of the ISO 14130 standard for the implementation of “Good Practices for Agricultural Work”.

Technological innovation

We know that investment in new technologies contributes not only to productive efficiency but also to the development of a sustainable and efficient activity in the use of resources. It is because of that:

•	We strive to implement good agricultural practices such as crop rotation, direct seeding, integrated pest management.

•

We use inputs efficiently to ensure the maximum return with the minimum environmental impact. Using tools such as directed applications of agrochemicals as well as variable planting by adjusting the number of seeds and fertilizers.

•	Through the flight of unmanned aircraft with remote sensors, we monitor crops and obtain vegetation indices for a better agronomic diagnosis.

•

Using satellite images, soil maps and rainfall maps, we define the capacity for land use and carry out activities based on their suitability, whether for livestock or agriculture. Soil analyzes are carried out every year to assess their condition and if any correction is needed based on the crop to be planted. We are working with INTA to define an indicator that can help us monitor the state of our soils and their evolution.

124

•

Every year we increase the area of “cover crops”. With the aim of improving soil fertility and water quality, controlling weeds and pests, and increasing biodiversity in agroecological production systems (Lu et al, 2000). Reducing the use of fertilizers and phytosanitary products, making a more rational and efficient use of water, whether from rain or irrigation.

•

We also work on the integrated control of pests and weeds, carrying out constant monitoring and applications. In the case of weeds through the "WeedSeeker" technology, which applies phytosanitary products only where the weeds are found. In this way we reduce the unnecessary use of chemical products protecting the soil, water, flora, and local fauna.

•

A large part of the planting area is carried out using variable planting technology, determining the potential of each environment within each lot with the aim of improving the use of inputs and making an optimal distribution of them, whether seeds or fertilizers. In some cases, the "Precision Planting" system is used to further improve planting quality.

•

We carry out quality controls in all our tasks, sowing, harvesting, spraying, fertilization, etc. In addition, checks are carried out on each of our machines, before and during the work, to have the best quality in all our work.

•

In irrigation, soil moisture, forecasts and satellite images are permanently monitored, to use the least amount of water possible. We have underground drip irrigation that increases the efficiency of the system, avoiding resource losses due to evapotranspiration. The groundwater is also monitored to ensure that there are no agrochemical residues.

•	All the farms have meteorological stations for weather monitoring and the possibility of making productive decisions.

•	Monitoring of natural resources is carried out through measurements of energy consumption, water, flora and fauna, quality of productive and reserve soils.

Fundación IRSA

Fundación IRSA was created in 1996 with the purpose of generating programs and accompanying initiatives that promote the integral development of people with a special focus on education, human well-being and social inclusion. Likewise, it supports organizations in society with the conviction that only through joint work and networking can be achieved the true changes necessary to achieve full citizenship and an equitable and inclusive society.

The work of the Fundación IRSA is framed in 4 lines of action that open innovative paths in the construction of a sense of community. These pillars are:

Education: training, cultural learning and research in education are promoted to enhance the development of people. With the intention of accompanying and developing projects that provide new training opportunities in the formal and non-formal educational field for the growth of society.

Together with other social organizations, it works for the recognition of the value that exists in identity and respect for diversity, since its inception it finances the “Education Observatory” for the construction of statistical data on Argentine Education with evidence, consensus, and collaboration. Social. And for 6 years, it has been promoting the training of young professionals in technical and bachelor's degrees that make up the Argentine medical care system, with a special focus on nutrition, early childhood and nursing.

Human well-being: understanding human well-being as an aspect that crosses the whole human being and brings it closer to its needs for access to information, material goods, psychological, affective, inspiring to lead a dignified life, good health, food, and good social relations. Fundación IRSA seeks to focus on research and assistance to help reduce differences in a context concerned with health. Since 2014, it has been investing in improving hospital equipment and providing state-of-the-art devices and health supplies to hospitals and health centers in our country. Fundación IRSA, together with other entities, financed the creation of the GDFE Health Observatory, an initiative that seeks to contribute to the construction of public-private consensus for the design, implementation, and support of State policies with health rationality, a legal perspective and effectiveness tested.

Also, with the aim of contributing to the most vulnerable populations having a healthy diet, it allocates economic resources for more than 20 community kitchens and 2,900 people with the objective that they complement the monthly diet with fruits, vegetables, meats, and dairy products and can provide themselves with cleaning and personal hygiene items.

Insertion / inclusion: contributes with special interest in an area that worries society, in the context of an economic and health crisis; with two specific lines of action, associated with “Employability” and “Violence”. “Employability”, associated with the set of skills and talents that allow a person to be able to find and keep a job. With a focus on the age group over 40 years old, generating new opportunities for job insertion and reinvention. And “Violence” through research and generating evidence that can collaborate with the updating and improvement of the public policy system.

Since 2021, Fundación IRSA has been the main investor in the creation of the first “Observatory on First Practices for Addressing Child Abuse”. During the first year, together with “Red por la Infancia”, a first survey was carried out on the regulatory framework and current public policies on all forms of violence that have an impact on the lives of children and adolescents. After completing its first stage, it is proposed to gather evidence to contribute to the construction of a diagnosis of the situation and identify the degree of normative development, the pending challenges at the legislative level, the degree of progress in public policies and in the administration of justice in protection of children against violence.

The need to influence 4 fundamental axes to generate a virtuous circle that produces systemic changes in prevention and response was confirmed:

1. Strengthen regulatory frameworks for the protection of children against violence.

2. Improve the architecture and design of prevention, protection, and response systems for violence against children and adolescents.

3. Influence the customs, beliefs, mandates, and values that tolerate, minimize, and therefore perpetuate violence against children intergenerationally.

4. Involve the private sector and the media in the protection of violence against children and adolescents.

Strengthening: strengthens the institutional capacity of non-profit organizations through their cooperation and alliance. In this sense, Fundación IRSA accompanies social organizations throughout the country so that they can achieve their mission, grow and develop.

Since March, for example, more than 1,060 outerwear and 170 items have been delivered to 5 foundations and NGOs through the “Revaluation of Materials” program, in which finds are collected and classified (lost objects of customers in shopping malls) to then be distributed.

Also, it continues with the internal MultipliDAR program through which all employees of the IRSA Group companies are offered the possibility of multiplying their personal donations to civil society organizations in their reference world to strengthen their solidarity initiative. Through the Multiplidar program, the amount that the collaborator has previously donated to the entity is equalized, doubled, and tripled.

During fiscal year 2022, the Fundación IRSA worked with 66 civil society organizations making a direct social investment of ARS 93.8 million.

Puerta 18 Foundation

“Puerta 18” Foundation is a free space for artistic and technological creation for young people from 13 to 24 years old. Through a non-formal education proposal, it encourages the development of skills, vocations and talents in young people through the multiple resources offered by technology.

Throughout its 15 years, more than 5,000 young people received free training and today there are more than 250 who have found employment in areas related to their training at the institution. Two years ago, the foundation for pursuing objectives of “common good” achieved recognition from the IGJ (General Inspection of Justice) so that through article 81c, the donations received can be deductible from profits, encouraging more companies to join and amplify the impact.

Our gaze is based on placing the young person at the center of the proposal, which revolves around his interests and needs, and where educators act as facilitators using technology as a tool. Some of the disciplines we work with are: Graphic Design, Photography, UX, Programming, Comprehensive Video Production, 3D Modeling and Animation, Videogames, Robotics, among others.

New normality

After years of pandemic and quarantine, the Foundation resumed face-to-face activities, focusing on “remote” proposals. Slowly, contact with the young people who had not participated so much virtually was resumed, and by June 2022, a level of activity and impact similar to pre-pandemic levels was achieved.

Currently, the Foundation offers activities for +70 young people per day on average, both in the 13-18 age bracket and +18, concentrating all its actions at the headquarters on Zelaya Street. In turn, together with #DigitAR, they awarded scholarships to 12 young people to continue their training studies in other study centers, expanding their social capital, deepening their knowledge, and significantly improving their job opportunities.

Fundación Museo de los Niños

Museo de los Niños Abasto is an interactive museum that recreates the spaces of a city where children can play to be a doctor, cameraman, captain, sailor, banker, cook, broadcaster, journalist, nurse, actress, mom, dad and many more things.

The Museum proposes an enriching and alternative meeting space that integrates play, movement, perception, understanding and expression, encouraging curiosity, interest in knowing and imagination from a transforming point of view. Based on the Declaration of the Rights of the Child, it has been designed to encourage each child to develop their own potential: “learning by doing” and “playing and having fun while learning” are fundamental concepts for the Museum.

The Museum is dedicated to children up to 12 years of age, their families, educators and, through all of them, the community. And for the little ones, up to 3 years old, it has two soft rooms specially built to stimulate their activity.

In addition, it has an Exhibition Hall and an Auditorium where shows, film screenings, conferences, book presentations and various events are held.

Museo de los Niños has been declared:

- Of educational interest by the Argentina’s Ministry of Education. Resolution No. 123.

- Of cultural interest by the Secretary of Culture and Communication of the Presidency of Argentina. Resolution No. 1895.

- Of cultural interest by the Secretary of Culture of the Buenos Aires City Government.

- Of cultural interest by the INADI (National Institute against Discrimination, Xenophobia and Racism).

- Of tourist interest by the Secretary of Tourism of the Presidency of Argentina. Resolution No. 281.

- Sponsorship of the Secretary of Education of the Government of the City of Buenos Aires. Resolution No. 537.

C.    Organizational Structure

Subsidiaries and associated companies

The following table includes a description of our direct subsidiaries and associated companies as of June 30, 2022:

Companies	Effective Ownership and Voting Power Percentage	Property/Activity

Agro-Uranga S.A.	34.86%	Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.

Uranga Trading S.A.	34.86%	Uranga Trading S.A. is committed to facilitate and optimally manage the trade of grains of the highest quality, locally and internationally.

BrasilAgro Companhia Brasileira de Propiedades Agrícolas	39.56%(1)(3)	BrasilAgro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.

Futuros y Opciones.Com S.A.	50.10%

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

FyO Acopio S.A. (formerly known as Granos Olavarria S.A.)	98.57%(2)	FyO Acopio S.A. is principally engaged to the warehousing of cereals and brokering of grains.

Helmir S.A.	100%

Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima	53.94%(1)(3)	It is a leading Argentine company devoted to the development and management of real estate.

_________________

(1)	Excludes effect of treasury stock.
(2)	Includes Futuros y Opciones.Com S.A.’s interest.
(3)	Includes Helmir’s interest.

D.    Property, Plants and Equipment

Overview of Agricultural Properties

As of June 30, 2022, we owned, together with our subsidiaries, 26 farmlands, which have a total surface area of 617,481, hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value:

	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net Book Value (ARS Millions) (1)
1	El Recreo	Catamarca	Argentina	12,395	may-95	Natural woodlands	52
2	Los Pozos	Salta	Argentina	239,639	May ’95	Cattle/ Agriculture/ Natural woodlands	5,055
3	San Nicolás/Las Playas (2)	Santa Fe/Córdoba	Argentina	2,893	May ‘97	Agriculture/ Dairy	-
4	La Gramilla/ Santa Bárbara	San Luis	Argentina	7,072	Nov ‘97	Agriculture Under irrigation	1,486
5	La Suiza	Chaco	Argentina	26,371	Jun ‘98	Agriculture/ Cattle	1,149
6	El Tigre	La Pampa	Argentina	8,360	Apr ‘03	Agriculture/ Dairy	1,493
7	San Pedro	Entre Rios	Argentina	3,584	Sep ‘05	Agriculture	1,198
8	8 De Julio/ Estancia Carmen	Santa Cruz	Argentina	100,911	May ‘07/ Sep ‘08	Sheep	369
9	Administración Cactus	San Luis	Argentina	171	Dec ‘97	Natural woodlands	23
10/11/12	Las Londras/San Rafael/ La Primavera	Santa Cruz	Bolivia	10,021	Nov-08/Jan-11	Agriculture	—
13	Finca Mendoza	Mendoza	Argentina	674	Mar ‘11	Natural woodlands	—
14	Establecimiento Mendoza	Mendoza	Argentina	9	Nov’03	Natural woodlands	214
15	Marangatú/Udra (3)	Mariscal Estigarribia	Paraguay	59,585	feb-09	Agriculture /Natural Woodlands	6,209
16/25	BrasilAgro(3)		Brazil	145,795		Agriculture/ Forestry/Cattle	19,820
	Subtotal			617,481			37,068

___________________

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)	Hectares and carrying amount in proportion to our 34.86% interest in Agro-Uranga S.A.
(3)	See the section “Overview of BrasilAgro’s Properties”.

Overview of BrasilAgro’s Properties

As of June 30, 2022, we owned, together with our subsidiaries, 14 farmlands, which have a total surface area of 215,400 hectares, acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total Area			Net book Value
Properties	Place	(ha)		Use	(ARS Millions)	(USD Millions)
Jatobá Farmland	Jaborandi/BA		13,276	Agriculture	3,180	25
Alto Taquari Farmland	Alto Taquari/MT		1,380	Agriculture	441	4
Araucária Farmland	Mineiros/GO		5,534	Agriculture	1,633	13
Chaparral Farmland	Correntina/BA		37,182	Agriculture	3,535	28
Nova Buriti Farmland	Januária/MG		24,212	Forestry	578	5
Preferência Farmland	Barreiras/BA		17,799	Cattle	838	7
São José Farmland	Maranhão/MA		17,566	Agriculture	2,801	22
Marangatu/ Udra Farmlands	Boqueron Paraguay		59,585	Agriculture	6,209	50
Arrojadinho Farmland	Barreiras/BA		16,642	Agriculture	2,453	20
Rio do Meio Farmland	Correntina/BA		7,715	Agriculture	3,358	27
Serra Grande Farmland	Piaui/BA		4,489	Agriculture	1,003	8
Las Londras	Santa Cruz/Bolivia	4,555	Agriculture	1,887	15
San Rafael	Santa Cruz/Bolivia	3,109	Agriculture	747	6
La Primavera	Santa Cruz/Bolivia	2,356	Agriculture	1,015	8
			215,400		29,678	238

Overview of Urban Properties and investment business

In the ordinary course of business, the leases property or spaces for administrative or commercial use both in Argentina and Israel under operating lease arrangements. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments.

The following table sets forth certain information about our properties for the Urban Properties and investment business as of June 30, 2022:

Property(6)	Date of Acquisition	Leasable/ Sale sqm / Rooms	Location	Net Book Value ARS(2)	Use	Occupancy rate
Bankboston Tower(3)(13)	Aug-07	-	City of Buenos Aires	409	Office Rental	N/A
Bouchard 551	Mar-07	-	City of Buenos Aires	644	Office Rental	N/A
Intercontinental Plaza Building	Nov-97	2,979	City of Buenos Aires	2,846	Office Rental	100.0%
Dot Building	Nov-06	11,242	City of Buenos Aires	9,722	Office Rental	92.6%
Zetta Building	Jun-19	32,173	City of Buenos Aires	27,749	Office Rental	92.2%
Phillips Building	Jun-17	8,017	City of Buenos Aires	6,104	Office Rental	81.4%
San Martín plot (ex Nobleza Picardo)	May-11	109,610	Province of Buenos Aires, Argentina	8,818	Other Rentals	22.5%
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires / Detroit U.S	8,173	Other Rentals	N/A
Abasto Shopping	Nov-99	37,162	City of Buenos Aires, Argentina	12,380	Shopping Mall	98.9%
Alto Palermo Shopping	Dec-97	20,507	City of Buenos Aires, Argentina	14,223	Shopping Mall	98.0%
Alto Avellaneda	Dec-97	39,944	Province of Buenos Aires, Argentina	9,231	Shopping Mall	81.4%
Alcorta Shopping (12)	Jun-97	15,812	City of Buenos Aires, Argentina	8,962	Shopping Mall	99.7%
Patio Bullrich	Oct-98	11,664	City of Buenos Aires, Argentina	3,920	Shopping Mall	92.4%
Alto Noa	Nov-95	19,388	City of Salta, Argentina	1,996	Shopping Mall	96.7%
Mendoza Plaza	Dec-94	42,149	Mendoza, Argentina	3,374	Shopping Mall	91.1%
Alto Rosario	Dec-04	33,957	Santa Fe, Argentina	7,487	Shopping Mall	96.3%
Córdoba Shopping –Villa Cabrera(11)	Dec-06	15,368	City of Córdoba, Argentina	2,215	Shopping Mall	100.0%
Dot Baires Shopping	May-09	47,296	City of Buenos Aires, Argentina	11,290	Shopping Mall	83.5%
Soleil Premium Outlet	Jul-10	15,734	Province of Buenos Aires, Argentina	3,384	Shopping Mall	100.0%
La Ribera Shopping	Aug-11	10,531	Santa Fe, Argentina	570	Shopping Mall	97.1%
Distrito Arcos	Dec-14	14,457	City of Buenos Aires, Argentina	4,818	Shopping Mall	100.0%
Alto Comahue	Mar-15	11,697	Neuquén, Argentina	3,632	Shopping Mall	97.4%
Patio Olmos	Sep-97	-	City of Córdoba, Argentina	2,081	Shopping Mall	N/A
Beruti Parking Space	N/A	-	City of Buenos Aires	1,149	Shopping Mall	N/A
Caballito Plot of Land	Nov-97	-	City of Buenos Aires	7,782	Land Reserve	N/A
Costa Urbana	Oct-97	693,445	City of Buenos Aires	89,309	Other Rentals	N/A
Ezpeleta Plot of land	May-22	-	Province of Buenos Aires, Argentina	4,065	Other Rentals	N/A
Beruti and Coronel Diaz Building	Jun-22	-	City of Buenos Aires	3,131	Other Rentals	N/A
Catalinas Building	Dec-20	18,016	City of Buenos Aires	18,691	Offices and Other Rentals	67.1%
Luján plot of land	May-08	1,160,000	Province of Buenos Aires, Argentina	2,238	Mixed uses	N/A
Other Land Reserves(4)	N/A	N/A	City and Province of Buenos Aires	14,717	Land Reserve	N/A
Other Developments(15)	N/A	0	City of Buenos Aires	567	Properties under development	N/A
Buildable potentials(14)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé	6,714	Other Rentals	N/A
Intercontinental Hotel(7) (12)	Nov-97	313	City of Buenos Aires	1,273	Hotel	35.1%
Libertador Hotel(8) (12)	Mar-98	200	City of Buenos Aires	526	Hotel	26.3%
Llao Llao Hotel(9) (10) (12)	Jun-97	205	City of Bariloche	2,324	Hotel	61.2%
Others (3)	N/A	N/A	City and Province of Buenos Aires	291	Others	N/A

130

____________________

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Shopping Malls, Offices and Land Reserves are valued at fair value. Our Hotels are valued at cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3)	Includes the following properties: EH UT and DirecTV Arena Stadium.
(4)	Includes the following land reserves: Pontevedra plot, San Luis Plot, Pilar plot, Intercontinental Plot, the building and plot annexed to Dot, Mendoza Plot, Luján plot, Mendoza and La Plata plot.
(5)	Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102, 3103 y 3105, Madero 1020, La Adela, Paseo del Sol, Libertador 498 and Detroit properties.
(6)	Percentage of occupation of each property. Land reserves are assets that the company keeps in the portfolio for future developments.
(7)	Through Nuevas Fronteras S.A.
(8)	Through Hoteles Argentinos S.A.U.
(9)	Through Llao Llao Resorts S.A.
(10)	Includes “Terreno Bariloche.”
(11)

The cinema building located at Córdoba Shopping – Villa Cabrera is included in Investment Properties, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. Includes “Ocampo parking spaces”.

(12)	Express in number of rooms.
(13)	The offices were totally sold during the fiscal year ended June 30, 2021.
(14)	Includes buildable potentials related to the following shopping malls: Patio Bullrich, Alto Palermo, Córdoba Shopping and Alto Rosario.
(15)	Includes the following developments: PH Office Park, Phillips Building and Alto Avellaneda (Wal-Mart).

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

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured (in Millions of ARS)	Book Value (in Millions of ARS)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	5,161	13,986
Vehicles	Theft, fire and civil and third parties liability	253	129

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

Control Systems

IRSA has computer systems equipped to monitor tenants’ sales in all of its shopping malls. IRSA also conducts regular audits of our tenants’ accounting sales records in all of our shopping malls. IRSA uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

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

The objective of this Management’s Discussion and Analysis section is to provide a description of our economic and financial condition as of June 30, 2022, particularly considering that the operating results for fiscal years 2021 and 2020 have been affected by the restrictions due to the COVID19 pandemic. Our shopping malls and hotels were closed for most of the years 2021 and 2020 while the offices remained operational, even though most of the tenants adopted the remote work modality. In this sense, the purpose of this management’s discussion and analysis are to describe the impact of the pandemic and other macroeconomic or operational drivers over our business segments in order to explain the reasons or causes that originate our results of operations.

General

We prepare our Audited Consolidated Financial Statements in pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period (June 30, 2022). See “Risk Factors—Risks Relating to Argentina—A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition.

Revenue Recognition

The Company identifies contracts with customers and evaluates the goods and services committed therein to determine performance obligations and their classification between performance obligations that are satisfied at a given time or over time.

Revenue from satisfaction of performance obligations at a given time is recognized when the client obtains control of the committed asset or service considering whether there is a right to collection, if the client has the physical possession, if the client has the legal right and if they have the transferred the risks and benefits.

In accordance with IFRS 15, the Company recognizes revenues over time from the sales of real estate developments in which there is no alternative use for the asset and the Company has the right to demand payment of the contract. When these conditions are not met, the income is recognized at the time of delivery or deed, depending on the case, when the risk transfers are completed, the collection is reasonably assured and there is a price already determined.

Revenue from satisfaction of performance obligations over time for real estate developments is recognized by measuring progress towards compliance with the obligation when it can be measured reliably. For this measurement, the Company uses the input method, that is, the effort consumed by the entity and determines the percentage of progress based on the estimate of the total development costs.

The Company’s revenue is recognized at the probable value of the consideration to which it will be entitled in exchange for transferring the products or services to the customer which is not expected to suffer significant changes.

Agricultural activities

Revenue from our agricultural activities comes primarily from sales of agricultural produce and biological assets, from provision of services related to the activity and from leases of farmlands.

We also provide agricultural-related (including but not limited to watering and feedlot services) and brokerage services to third parties. Revenue from services is recognized when services are effectively rendered.

We also lease land to third parties under operating lease agreements. Lease income is recognized on a straight-line basis over the period of the lease.

•	Sale of goods

Revenue from sales of grains and sugarcane sales is recognized when performance obligations are met, which consists of transforming the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

In the case of grains, the Company normally enters into forward contracts under which the Company is entitled to determine the sale price for the total or partial volume of grains sold, through the delivery date, based on formulas contractually agreed upon. In some cases, the formulas used to determine the sales price are stated in U.S. dollars.

Upon the delivery of grains, revenue is recognized based on the price determined for each client considering the foreign exchange rate on the delivery date when applicable. After the grains are delivered to the client, the quality and final weight are assessed, and the final price of the transaction is agreed upon, which result in adjusting the original contractual amounts, and any foreign exchange rate variation through the settlement date.

•	Sale of farms

Revenue from sale of farms is not recognized until performance obligations are met, which consists of: (i) the sale be in completed, (ii) the Company has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Company has transferred all risks and rewards to the buyer and does not have a continuing involvement. Usually this coincides with the buyer making the first down payment, moment when the transfer of possession is completed, according to the contractual terms. The result from sales of farms is presented in the statement of income as “Gain from disposal of farmlands” net of the related cost.

•	Sales of beef cattle

Revenue from the sale of beef cattle is recognized when performance obligations are met, which consists of transferring the material risks and the benefits of cattle ownership to the buyer, usually when the cattle is delivered to the buyer at the specified place, in accordance with the terms of the sale agreed upon.

As for the sale of beef cattle, the Company’s operation consists basically of a project involving the production and sale of beef calves after weaning (this process is called rearing). However, some animals that prove to be infertile may be sold to meat packers for slaughtering. At Paraguay operations, the project consists in fattening and selling these animals for slaughtering. The pricing for sale of cattle is based on the market price of the arroba of fed cattle in the respective market (the arroba price is verified on the transaction date), the animal weight, plus the premium related to the category. The sale of cattle in Brazil and Paraguay operations, in turn, considers the price of the arroba of fed cattle or heifer/cow on the date of sale in the respective market, applied to carcass yields.

Urban properties and investments activities

•	Rental and services - Shopping malls portfolio

Revenues derived from business activities developed in our shopping malls mainly include rental income under operating leases, admission rights, commissions and revenue from several complementary services provided to our lessees.

The Argentine Civil and Commercial Code section 1221 provides that tenants may rescind commercial lease within the initial six months by means of written notification. If option is used within the first year of the lease, the Tenant shall pay the Lessor, as compensation, the equivalent of one-and-a-half month’s rent, and one month’s rent if the tenant makes use of the option after that period. Given that the rule does not provide for advance notice, Lease Agreements include a provision whereby the lessee must give at least 60 days advance notice of its intention to terminate the lease. The exercise of such early termination could materially and adversely affect us.

We have determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. We concluded that, even though a lease is cancellable under law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. We considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. We reached this conclusion based on factors such as: (i) the strategic geographical location and accessibility to customers of our investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains); (iii) limited availability of identical revenue-producing space in the areas where our investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of our tenants only have stores in shopping malls with a few or none street stores. See details in Note 22 to our Audited Consolidated Financial Statements.

Lessees of rental space located within shopping malls are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Contingent Rent”), which generally ranges between 3% and 12% of the lessees’ gross sales. In addition, in accordance with the standard terms of the typical commercial lease, the Base Rent is usually increased at that time by the Consumer Price Index (CPI) in Argentina.

In addition, some leases include provisions that set forth variable rent based on specific volumes of sales revenue and other types of ratios.

Rental income from shopping mall, admission rights and commissions, are recognized in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, i.e. lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent revisions are recognized when such reviews have been agreed with tenants.

Tenants in our shopping malls are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the Consolidated Statements of Income and other Comprehensive Income on a straight-line basis over the term of the respective lease agreement.

We act as our own leasing agent for arranging and closing lease agreements for our shopping malls properties and consequently earn letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by us are treated as additional rental income and are recognized in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the term of the lease agreements.

Our lease contracts also provide that common area maintenance charges and collective promotion funds of our shopping malls are borne by the corresponding lessees, generally on a proportional basis. These common area maintenance charges include all expenses necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. We make the original payment for such expenses, which are then reimbursed by the lessees. We consider that it acts as a principal in these cases. Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Under the terms of the leases, lessees also agree to participate in collective promotion funds (“CPF”) to be used in advertising and promoting our shopping malls. Each lessee’s participation generally equals a percentage calculated based on the monthly accrued rental prices.

Revenue so derived is also included under rental income and services segregated from advertising and promotion expenses. Such expenses are charged to income when incurred.

On the other hand, revenue includes income from managed operations and other services such as car parking spaces. Those revenues are recognized on an accrual basis as services are provided.

•	Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from offices leased out under operating leases, income from services and expenses recovery paid by tenants.

Rental income from offices and other rental properties is recognized in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

A substantial portion of our leases requires the tenant to reimburse us for a substantial portion of operating expenses, usually a proportionate share of the allocable operating expenses. Such property operating expenses include necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. We manage our own rental properties. We make the original payment for these expenses, which are then reimbursed by the lessees. We consider that we act as a principal in these cases. We accrue reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and are presented separately from property operating expenses. Property operating expenses are expensed as incurred.

•	Revenue from communication services and sale of communication equipment

Revenue derived from the use of our communication networks, including mobile phones, Internet services, international calls, fixed line calls, interconnection rates and roaming service rates and television, are recognized when the service is provided, proportionally to the extent the transaction has been realized, and provided all other criteria have been met for revenue recognition.

Revenue from the sale of mobile phone cards is initially recognized as deferred revenue and then recognized as revenue as they are used or upon expiration, whichever takes place earlier.

A transaction involving the sale of equipment to a final user normally also involves a service sale transaction. In general, this type of sale is performed without a contractual obligation by the client to consume telephone services for a minimum amount over a predetermined period. As a result, we record the sale of equipment separately of the performance obligations and recognize revenue pursuant to the transaction value upon delivery of the equipment to the client. Revenue from telephone services is recognized and accounted for as they are provided over time. When the client is bound to make a minimum consumption of services during a predefined period, the contract formalizes a transaction of several elements and, therefore, revenue from the sale of equipment is recorded at an amount that should not exceed its fair value and is recognized upon delivery of the equipment to the client and provided the criteria for recognition are met. We ascertain the fair value of individual elements, based on the price at which it is normally sold, after taking into account the relevant discounts.

Revenue derived from long-term contracts is recognized at the present value of future cash flows, discounted at market rates prevailing on the transaction date. Any difference between the original credit and its net present value is accounted for as interest income over the credit term.

These revenues have been recognized in discontinued operations (see Note 35 to our Audited Consolidated Financial Statements).

•	Revenue from hotels

Revenue income from hotel operations mainly includes room services, gastronomy and other services. Revenue from the sale of products is recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenue from the sale of services is recognized when the service is provided. When the sale of products or services is covered by a customer loyalty program, revenues billed to the customer are allocated between the product or service sold and the award credits granted by the third party that awards the program points. The consideration assigned to the credits, which is measured in reference to the fair value of the points awarded, is deferred and recognized as income when the customer redeems the credits, that is, when a prize is received in exchange for converting the program points.

Effects of the global macroeconomic factors

Most of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in such country.

The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar for the indicated periods (inter-annual information—which is the 12 month period preceding the dates presented—is presented to conform to our fiscal year periods).

	Fiscal year ended June 30,
	2022	2021	2020
	(inter‑annual data)
GDP (1)	6.9%	17.9%	(19.1)%
Inflation (IPIM) (2)	57.3%	65.1%	39.7%
Inflation (CPI)	64.0%	50.2%	42.8%
Depreciation of the Peso against the U.S. dollar	(30.9%)	(35.9%)	(66.1)%
Average exchange rate per USD 1.00 (3)	ARS 125.13	ARS 95.62	ARS 70.36

___________________

(1)	Represents inter annual growth of the second quarter GDP at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.
(2)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30. As of October 26, 2022, the exchange rate was 155.29 per U.S. dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP increased 6.9% interannually during the second quarter of 2022, compared to an increase of 17.9% in the same period of 2021. Nationally, shopping mall sales at current prices in the month of June 2022 relevant to the survey reached a total of ARS 57,994.6 million, which represents an increased of 266.9% compared to June 2021. Accumulated sales for the first six months, represent a 185.7% in current terms and 70.9% increase in real terms as compared to the same period of 2021. The monthly estimate of economic activity (“EMAE”) as of June 30, 2022, increased by 6.4% compared to the same month in 2021. As of June 30, 2022, the unemployment rate was at 6.9% of the country’s economically active population, compared to 9.6% as of June 30, 2021. On the other hand, in the second quarter of 2022, the activity rate stood at 47.9% compared to 45.9% in the same quarter of the previous year. While the employment rate rose to 44.6% in the second quarter of 2022, compared to 41.5% in the second quarter of the previous year.

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

	Consumer price index	Wholesale price index
Fiscal year ended June 30,	(inter‑annual data)
2020	42.8%	39.7%
2021	50.2%	65.1%
2022	64.0%	57.3%

The current structure of IRSA lease contracts for shopping mall tenants generally includes provisions that provide for payment of variable rent, which is a percentage of IRSA’s shopping mall tenants’ sales. Therefore, the projected cash flows for these shopping malls generally are highly correlated with GDP growth and consumption power.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described elsewhere in this Annual Report. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 3% and 12% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases on a monthly or quarterly and cumulative basis following the IPC index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales. In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact in the fair market value of our shopping malls as measured in Pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Argentine Peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in Pesos.

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

Our urban business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business. See “Item 5.A. Operating Results – COVID-19 Pandemic.”

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

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation of the Argentine Peso for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / Peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars. For example:

•	during the 2020 fiscal year, there was a 66.1% depreciation of the Peso from ARS 42.363 to USD 1.00 as of June 30, 2019 to ARS 70.36 to USD 1.00 as of June 30, 2020;

•	during the 2021 fiscal year, there was a 35.9% depreciation of the Peso from ARS 70.36 to USD 1.00 as of June 30, 2020 to ARS 95.62 to USD 1.00 as of June 30, 2021; and

•	during the 2022 fiscal year, there was a 30.9% depreciation of the Peso from ARS 95.62 to USD 1.00 as of June 30, 2021 to ARS 125.13 to USD 1.00 as of June 30, 2022.

The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in Pesos (the Company functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in U.S. dollars, However, as a consequence of the restrictions imposed by the Central Bank on foreign exchange transactions, purchase and sales of office buildings are now usually settled in Argentine Pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by IRSA in the last two years).

Factors Affecting Comparability of our Results

Comparability of information

COVID-19 Pandemic

The impacts of the COVID-19 pandemic on us as of the date of this Annual Report are described below:

•

During the fourth quarter of fiscal year 2021, shopping centers in the Buenos Aires Metropolitan Area suspended their operations between April 16 and June 11, operating only those segments considered essential such as pharmacies, supermarkets, and banks. The impact on Revenues for the closing months due to the pandemic was 40.3% in fiscal year 2021. Due to the flexibility that has occurred in the economic activities since the beginning of this fiscal year 2022, and as of the date of this Annual Report, 100% of the shopping malls are operational.

•

Regarding the office segment, although most of the tenants continue to work in the home office mode, they are operational with strict safety and hygiene protocols. As of today, we have experienced a slight increase in the vacancy rates, although we have not suffered a deterioration in collections.

•

La Rural, the Buenos Aires and Punta del Este Convention Centers and the Arena stadium, establishments that we own directly or indirectly, were closed from March 20, 2020, to July 12, 2021, date from which the protocols for holding events, conferences and exhibitions were activated. Exhibitions began at La Rural and different corporate events and congresses were held both at La Rural and at the Buenos Aires Convention Center. As of March 2022, all the protocols for holding events as normal were released and in this way the operations of La Rural, the Buenos Aires and Punta del Este Convention Centers were able to resume their operations.

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

Office buildings

During the year ended June 30, 2020, we have incorporated as an investment property the building “Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of gross leasable area over 30 office floors and includes 316 parking spaces in 4 basements. On April 29, 2021, the Company inaugurated its newest office development in Buenos Aires, which was operative since December 2020. During the fiscal years 2022 and 2021, we sold and transferred floors of the building for a total area of approximately 9,674 sqm and 2,369 sqm, respectively. As a subsequent event, on August 17, 2022, we sold and transferred one floor for a total leasable area of approximately 1,184 sqm and 8 parking lots located in the building. As of the date of this Annual Report, IRSA retains its rights for 14 floors of the building with an approximate leasable area of 16,832 sqm.

On July 15, 2020, we signed an agreement to sell a mid-rise floor with an area of approximately 1,063 sqm and 5 parking spaces of BankBoston Tower located at 265 Della Paolera in Catalinas district of City of Buenos Aires. Likewise, on August 25, 2020, we sold and transferred 5 additional floors with a gross rental area of 6,235 sqm and 25 garages located in the building. On November 5, 2020, we signed a purchase and sale agreement with possession of 4 floors for a gross rental area of approximately 3,892 square meters and 15 parking lots located in the building, and on November 12, 2020, we have entered into a purchase and sale agreement with an unrelated third party pursuant to which it has sold 3 floors for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters and 15 parking lots located in the building. After this transaction, IRSA has no remaining offices leasable area in the building.

On July 30, 2020, we sold the entire “Bouchard 710” tower, located in Plaza Roma District of City of Buenos Aires. The building has 15,014 sqm of gross leasable area 12 office floors and 116 parking spaces.

On April 19, 2022, we sold in block 100% of the “República” building, located next to “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 sqm of gross leasable area on 20 office floors and 178 parking spaces.

Shopping malls

During the fiscal years ended June 30, 2022, 2021 and 2020, we maintained the same portfolio of operating shopping malls.

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

After the merger of IRSA with IRSA CP, the structure of the urban properties and investment business segment is made up of the following five segments: Shopping Malls, Offices, Hotels, Sales and development, and Others.

The “Offices and Other Rental Properties” segment is renamed “Offices” and will exclusively include the results from the company’s six office buildings. The other rental properties that were part of this segment were allocated to the “Sales and Developments” segment, which will include the results generated by these assets, as well as those from Land Reserves, Barter Agreements and Properties for Sale. Likewise, the “Others” segment is incorporated, which will group the results from investments in associates and foreign companies that were previously allocated in the “Corporate” and “International” segments. The “Shopping Malls” and “Hotels” segments did not undergo any changes.

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

•	Land transformation and sales: comprises gains from the disposal and development of farmlands activities.

•	Corporate: includes corporate expenses related to agricultural business.

•	Other segments: includes, principally, brokerage activities, among others.

Urban properties and investments business

•	The “Shopping Malls” segment includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Company.

•	The “Offices” segment includes the operating results from lease revenues of offices and other service revenues related to the office activities.

•

The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results and other rental spaces are also included.

•	The “Hotels” segment includes the operating results mainly consisting of room, catering and restaurant revenues.

•

The “Others” segment includes the entertainment activities through ALG Golf Center S.A., La Rural S.A. and Centro de Convenciones Buenos Aires (concession), We Are Appa investments in associates such as TGLT and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of our Audited Financial Statements, except for the following:

o

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

o

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

Most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for some share of profit / (loss) of associates included in the “Others” segment located in the United States.

Revenues for each reporting segment derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Until September 2020 we used to report our financial performance separately in two Operations Centers. However, as described in Note 1 to the Consolidated Financial Statements as of June 30, 2020, during September 2020 we lost control of IDBD and, then, have reclassified the results of the Israel Operations Center to discontinued operations. As a consequence of the situation described, from October 1, 2020, we report our financial performance through a single Operation Center. Segment information for the previous fiscal years has been recast for comparability purposes.

Below is a summarized analysis of the lines of business for the year ended June 30, 2022:

	Agricultural business (I)	Urban property and investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
	(million of ARS)
Revenues	64,408	25,593	90,001	(233)	6,725	(643)	95,850
Costs	(57,652)	(5,350)	(63,002)	91	(6,874)	-	(69,785)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	18,204	-	18,204	-	-	192	18,396
Changes in the net realizable value of agricultural products after harvest	(1,998)	-	(1,998)	-	-	-	(1,998)
Gross profit	22,962	20,243	43,205	(142)	(149)	(451)	42,463
Net gain from fair value adjustment of investment properties	2,460	12,801	15,261	1,322	-	-	16,583
Gain from disposal of farmlands	5,505	-	5,505	-	-	-	5,505
General and administrative expenses	(3,788)	(5,367)	(9,155)	27	-	81	(9,047)
Selling expenses	(5,480)	(2,241)	(7,721)	5	-	375	(7,341)
Other operating results, net	(838)	28	(810)	-	56	(11)	(765)
Management fees	-	-	-	-	(4,169)	-	(4,169)
Profit from operations	20,821	25,464	46,285	1,212	(4,262)	(6)	43,229
Share of profit of associates and joint ventures	162	466	628	(821)	-	(2)	(195)
Segment profit	20,983	25,930	46,913	391	(4,262)	(8)	43,034
Reportable assets	91,178	325,941	417,119	(1,902)	-	114,010	529,227
Reportable liabilities	-	-	-	-	-	(322,438)	(322,438)
Net reportable assets	91,178	325,941	417,119	(1,902)	-	(208,428)	206,789

Below is a summarized analysis of the lines of business for the year ended June 30, 2021:

	Agricultural business (I)	Urban property and investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
	(million of ARS)
Revenues	48,813	16,585	65,398	(82)	4,828	(597)	69,547
Costs	(44,725)	(5,654)	(50,379)	115	(5,215)	-	(55,479)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	23,412	-	23,412	-	-	311	23,723
Changes in the net realizable value of agricultural products after harvest	(967)	-	(967)	-	-	-	(967)
Gross profit	26,533	10,931	37,464	33	(387)	(286)	36,824
Net gain/ (loss) from fair value adjustment of investment properties	9,035	(12,520)	(3,485)	(198)	-	-	(3,683)
Gain from disposal of farmlands	2,148	-	2,148	-	-	-	2,148
General and administrative expenses	(3,570)	(5,075)	(8,645)	21	-	151	(8,473)
Selling expenses	(4,500)	(2,478)	(6,978)	35	-	143	(6,800)
Other operating results, net	(3,621)	(257)	(3,878)	(33)	176	(7)	(3,742)
Profit/ (loss) from operations	26,025	(9,399)	16,626	(142)	(211)	1	16,274
Share of loss of associates and joint ventures	(95)	(6,541)	(6,636)	(631)	-	(6)	(7,273)
Segment profit/ (loss)	25,930	(15,940)	9,990	(773)	(211)	(5)	9,001
Reportable assets	107,811	339,767	447,578	(2,433)	-	111,038	556,183
Reportable liabilities	-	-	-	-	-	(382,537)	(382,537)
Net reportable assets	107,811	339,767	447,578	(2,433)	-	(271,499)	173,646

Below is a summarized analysis of the lines of business for the year ended June 30, 2020:

	Agricultural business (I)	Urban property and investment business (II)	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
	(million of ARS)
Revenues	49,337	27,434	-	27,434	76,771	(150)	7,638	(2,015)	82,244
Costs	(41,022)	(6,786)	-	(6,786)	(47,808)	131	(7,954)	-	(55,631)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	6,436	-	-	-	6,436	-	-	333	6,769
Changes in the net realizable value of agricultural products after harvest	1,617	-	-	-	1,617	-	-	-	1,617
Gross profit	16,368	20,648	-	20,648	37,016	(19)	(316)	(1,682)	34,999
Net gain from fair value adjustment of investment properties	1,921	82,423	-	82,423	84,344	(647)	-	-	83,697
Gain from disposal of farmlands	2,065	-	-	-	2,065	-	-	-	2,065
General and administrative expenses	(3,084)	(5,521)	-	(5,521)	(8,605)	35	-	130	(8,440)
Selling expenses	(5,012)	(3,032)	-	(3,032)	(8,044)	41	-	50	(7,953)
Other operating results, net	3,901	28	-	28	3,929	44	149	(22)	4,100
Management fees	-	-	-	-	-	-	(518)	-	(518)
Profit/ (loss) from operations	16,159	94,546	-	94,546	110,705	(546)	(685)	(1,524)	107,950
Share of profit / (loss) of associates and joint ventures	303	17,367	-	17,367	17,670	414	-	52	18,136
Segment profit/ (loss)	16,462	111,913	-	111,913	128,375	(132)	(685)	(1,472)	126,086
Reportable assets	91,304	389,132	1,105,190	1,494,322	1,585,626	(1,653)	-	107,976	1,691,949
Reportable liabilities	-	-	(984,847)	(984,847)	(984,847)	-	-	2,375,928	1,391,081
Net reportable assets	91,304	389,132	120,343	509,475	600,779	(1,653)	-	2,483,904	3,083,030

(i) Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(ii) Includes ARS (149) million, ARS (387) million and ARS (316) million corresponding to Expenses and FPC as of June 30, 2022, 2021 and 2020, respectively, and ARS 4,169 million and ARS 518 million to management fees, as of June 30, 2022 and 2020.

(iii) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 8 million, ARS 23 million and ARS 43 million, as of June 30, 2022, 2021 and 2020, respectively.

(I) Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	06.30.2022
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million of ARS)
Revenues	51,070	-	-	13,338	64,408
Costs	(47,873)	(48)	-	(9,731)	(57,652)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	18,204	-	-	-	18,204
Changes in the net realizable value of agricultural products after harvest	(1,998)	-	-	-	(1,998)
Gross profit / (loss)	19,403	(48)	-	3,607	22,962
Net gain from fair value adjustment of investment properties	-	2,460	-	-	2,460
Gain from disposal of farmlands	-	5,505	-	-	5,505
General and administrative expenses	(2,264)	(8)	(739)	(777)	(3,788)
Selling expenses	(4,358)	(189)	-	(933)	(5,480)
Other operating results, net	(2,097)	1,071	-	188	(838)
Profit / (loss) from operations	10,684	8,791	(739)	2,085	20,821
Share of profit of associates and joint ventures	108	-	-	54	162
Segment profit / (loss)	10,792	8,791	(739)	2,139	20,983
Investment properties	-	13,672	-	-	13,672
Property, plant and equipment	46,616	276	-	212	47,104
Investments in associates	999	-	-	748	1,747
Other reportable assets	21,519	-	-	7,136	28,655
Reportable assets	69,134	13,948	-	8,096	91,178

From all of the revenues corresponding to Agricultural Business, ARS 32,291 million are originated in Argentina and ARS 32,117 million in other countries, principally in Brazil for ARS 29,665 million. From all of the assets included in the segment corresponding to Agricultural Business, ARS 30,876 million are located in Argentina and ARS 60,302 million in other countries, principally in Brazil.

	06.30.2021
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million of ARS)
Revenues	39,961	-	-	8,852	48,813
Costs	(38,561)	(59)	-	(6,105)	(44,725)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	23,412	-	-	-	23,412
Changes in the net realizable value of agricultural products after harvest	(967)	-	-	-	(967)
Gross profit / (loss)	23,845	(59)	-	2,747	26,533
Net gain from fair value adjustment of investment properties	-	9,035	-	-	9,035
Gain from disposal of farmlands	-	2,148	-	-	2,148
General and administrative expenses	(2,250)	(8)	(720)	(592)	(3,570)
Selling expenses	(3,837)	(2)	-	(661)	(4,500)
Other operating results, net	(6,856)	2,871	-	364	(3,621)
Profit / (loss) from operations	10,902	13,985	(720)	1,858	26,025
Share of profit/ (loss) of associates and joint ventures	98	-	-	(193)	(95)
Segment profit / (loss)	11,000	13,985	(720)	1,665	25,930
Investment properties	-	18,040	-	-	18,040
Property, plant and equipment	54,001	435	-	151	54,587
Investments in associates	981	-	-	357	1,338
Other reportable assets	28,122	-	-	5,724	33,846
Reportable assets	83,104	18,475	-	6,232	107,811

From all of the revenues corresponding to Agricultural Business, ARS 26,438 million are originated in Argentina and ARS 22,375 million in other countries, principally in Brazil for ARS 21,375 million. From all of the assets included in the segment corresponding to Agricultural Business, ARS 33,538 million are located in Argentina and ARS 74,273 million in other countries, principally in Brazil.

	06.30.2020
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million of ARS)
Revenues	42,329	-	-	7,008	49,337
Costs	(36,145)	(62)	-	(4,815)	(41,022)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	6,436	-	-	-	6,436
Changes in the net realizable value of agricultural products after harvest	1,617	-	-	-	1,617
Gross profit / (loss)	14,237	(62)	-	2,193	16,368
Net gain from fair value adjustment of investment properties	-	1,921	-	-	1,921
Gain from disposal of farmlands	-	2,065	-	-	2,065
General and administrative expenses	(2,369)	(7)	(417)	(291)	(3,084)
Selling expenses	(4,470)	(2)	-	(540)	(5,012)
Other operating results, net	1,121	2,369	-	411	3,901
Profit / (loss) from operations	8,519	6,284	(417)	1,773	16,159
Share of profit of associates and joint ventures	131	-	-	172	303
Segment profit / (loss)	8,650	6,284	(417)	1,945	16,462

Investment properties	-	10,170	-	-	10,170
Property, plant and equipment	51,443	441	-	137	52,021
Investments in associates	1,032	-	-	719	1,751
Other reportable assets	17,937	815	-	8,610	27,362
Reportable assets	70,412	11,426	-	9,466	91,304

From all of the revenues corresponding to Agricultural Business, ARS 29,405 million are originated in Argentina and ARS 19,932 million in other countries, principally in Brazil for ARS 17,927 million. From all of the assets included in the segment corresponding to Agricultural Business, ARS 32,682 million are located in Argentina and ARS 58,622 million in other countries, principally in Brazil for ARS 46.581 million.

(II) Urban properties and investments line of business

                Below is a summarized analysis of the urban properties and investments line of business for the fiscal years ended June 30, 2022, 2021 and 2020:

	06.30.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	17,334	3,041	746	4,300	172	25,593
Costs	(1,495)	(293)	(581)	(2,473)	(508)	(5,350)
Gross profit / (loss)	15,839	2,748	165	1,827	(336)	20,243
Net gain/(loss) from fair value adjustment of investment properties	553	(5,264)	17,452	-	60	12,801
General and administrative expenses	(2,862)	(381)	(1,058)	(730)	(336)	(5,367)
Selling expenses	(847)	(77)	(922)	(340)	(55)	(2,241)
Other operating results, net	(142)	(23)	(48)	(59)	300	28
Profit / (Loss) from operations	12,541	(2,997)	15,589	698	(367)	25,464
Share of profit of associates and joint ventures	-	-	-	-	466	466
Segment profit / (loss)	12,541	(2,997)	15,589	698	99	25,930
Investment and trading properties	91,770	66,860	139,307	-	430	298,367
Property, plant and equipment	261	4,177	2,382	4,439	1,072	12,331
Investment in associates and joint ventures	-	-	-	-	11,578	11,578
Other reportable assets	186	159	2,984	60	276	3,665
Reportable assets	92,217	71,196	144,673	4,499	13,356	325,941

From all the revenues, ARS 25,579 million are originated in Argentina, and ARS 14 million in the United States. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 324,005 million are located in Argentina and ARS 1,936 million in other countries, principally in the United States for ARS 296 million and Uruguay for ARS 1,630 million.

	06.30.2021
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	8,727	4,401	1,271	1,510	676	16,585
Costs	(1,428)	(236)	(1,373)	(1,746)	(871)	(5,654)
Gross profit / (loss)	7,299	4,165	(102)	(236)	(195)	10,931
Net (loss) / gain from fair value adjustment of investment properties	(33,349)	9,235	11,538	-	56	(12,520)
General and administrative expenses	(2,348)	(713)	(1,164)	(699)	(151)	(5,075)
Selling expenses	(740)	(307)	(1,145)	(231)	(55)	(2,478)
Other operating results, net	(207)	(8)	(8)	(20)	(14)	(257)
(Loss) / Profit from operations	(29,345)	12,372	9,119	(1,186)	(359)	(9,399)
Share of loss of associates and joint ventures	-	-	(26)	-	(6,515)	(6,541)
Segment (loss)/ profit	(29,345)	12,372	9,093	(1,186)	(6,874)	(15,940)
Investment and trading properties	89,070	118,827	102,415	-	420	310,732
Property, plant and equipment	395	3,367	2,143	4,223	349	10,477
Investment in associates and joint ventures	-	-	-	-	14,611	14,611
Other reportable assets	189	161	3,271	48	278	3,947
Reportable assets	89,654	122,355	107,829	4,271	15,658	339,767

From all the revenues, included in the segments corresponding to the business of urban properties and investments ARS 15,968 million are originated in Argentina and ARS 617 million are originated in the United States. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 335,115 million are located in Argentina and ARS 4,658 million in other countries, principally in the United States for ARS 3,329 million and Uruguay for ARS 1,329 million.

	06.30.2020
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	14,569	5,616	2,025	4,978	246	27,434
Costs	(1,401)	(209)	(1,873)	(3,064)	(239)	(6,786)
Gross profit	13,168	5,407	152	1,914	7	20,648
Net (loss) / gain from fair value adjustment of investment properties	(5,185)	54,723	33,224	-	(339)	82,423
General and administrative expenses	(2,044)	(601)	(1,217)	(897)	(762)	(5,521)
Selling expenses	(1,751)	(185)	(502)	(566)	(28)	(3,032)
Other operating results, net	42	(20)	(111)	(49)	166	28
Profit / (Loss) from operations	4,230	59,324	31,546	402	(956)	94,546
Share of profit of associates and joint ventures	-	-	-	-	17,367	17,367
Segment profit	4,230	59,324	31,546	402	16,411	111,913
Investment and trading properties	120,956	147,513	86,036	-	941	355,446
Property, plant and equipment	456	128	2,359	4,786	396	8,125
Investment in associates and joint ventures	-	-	1,310	-	21,532	22,842
Other reportable assets	192	224	1,935	64	304	2,719
Reportable assets	121,604	147,865	91,640	4,850	23,173	389,132

From all the revenues included in the segments corresponding to the business of urban properties and investments ARS 27,406 million and ARS 28 million are originated in the United States. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 382,022 million are located in Argentina and ARS 7,110 million in other countries, principally in the United States for ARS 5,692 million and Uruguay for ARS 1,418 million.

Results of Operations for the fiscal years ended June 30, 2022 and 2021

	Agricultural business			Urban Properties and Investment business			Total segment information			Joint ventures (i)			Adjustments (ii)			Elimination of inter-segment transactions and non-reportable assets / liabilities			Total Statement of Income / Financial Position
	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.
	(in million of ARS)
Revenues	64,408	48,813	15,595	25,593	16,585	9,008	90,001	65,398	24,603	(233)	(82)	(151)	6,725	4,828	1,897	(643)	(597)	(46)	95,850	69,547	26,303
Costs	(57,652)	(44,725)	(12,927)	(5,350)	(5,654)	304	(63,002)	(50,379)	(12,623)	91	115	(24)	(6,874)	(5,215)	(1,659)	—	—	—	(69,785)	(55,479)	(14,306)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	18,204	23,412	(5,208)	—	—	—	18,204	23,412	(5,208)	—	—	—	—	—	—	192	311	(119)	18,396	23,723	(5,327)
Changes in the net realizable value of agricultural products after harvest	(1,998)	(967)	(1,031)	—	—	—	(1,998)	(967)	(1,031)	—	—	—	—	—	—	—	—	—	(1,998)	(967)	(1,031)
Gross profit	22,962	26,533	(3,571)	20,243	10,931	9,312	43,205	37,464	5,741	(142)	33	(175)	(149)	(387)	238	(451)	(286)	(165)	42,463	36,824	5,639
Net gain/ (loss) from fair value adjustment of investment properties	2,460	9,035	(6,575)	12,801	(12,520)	25,321	15,261	(3,485)	18,746	1,322	(198)	1,520	—	—	—	—	—	—	16,583	(3,683)	20,266
Gain from disposal of farmlands	5,505	2,148	3,357	—	—	—	5,505	2,148	3,357	—	—	—	—	—	—	—	—	—	5,505	2,148	3,357
General and administrative expenses	(3,788)	(3,570)	(218)	(5,367)	(5,075)	(292)	(9,155)	(8,645)	(510)	27	21	6	—	—	—	81	151	(70)	(9,047)	(8,473)	(574)
Selling expenses	(5,480)	(4,500)	(980)	(2,241)	(2,478)	237	(7,721)	(6,978)	(743)	5	35	(30)	—	—	—	375	143	232	(7,341)	(6,800)	(541)
Other operating results, net	(838)	(3,621)	2,783	28	(257)	285	(810)	(3,878)	3,068	—	(33)	33	56	176	(120)	(11)	(7)	(4)	(765)	(3,742)	2,977
Management fees	—	—	—	—	—	—	—	—	—	—	—	—	(4,169)	—	(4,169)	—	—	—	(4,169)	—	(4,169)
Profit / (Loss) from operations	20,821	26,025	(5,204)	25,464	(9,399)	34,863	46,285	16,626	29,659	1,212	(142)	1,354	(4,262)	(211)	(4,051)	(6)	1	(7)	43,229	16,274	26,955
Share of profit/ (loss) of associates and joint ventures	162	(95)	257	466	(6,541)	7,007	628	(6,636)	7,264	(821)	(631)	(190)	—	—	—	(2)	(6)	4	(195)	(7,273)	7,078
Segment profit / (loss)	20,983	25,930	(4,947)	25,930	(15,940)	41,870	46,913	9,990	36,923	391	(773)	1,164	(4,262)	(211)	(4,051)	(8)	(5)	(3)	43,034	9,001	34,033

(I)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(II)

Includes gross profit/ (loss) of ARS (149) million and ARS (387) million corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of June 30, 2022 and 2021, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the fiscal years ended June 30, 2022 and 2021.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.
	(in million of ARS)
Revenues	51,070	39,961	11,109	—	—	—	—	—	—	13,338	8,852	4,486	64,408	48,813	15,595
Costs	(47,873)	(38,561)	(9,312)	(48)	(59)	11	—	—	—	(9,731)	(6,105)	(3,626)	(57,652)	(44,725)	(12,927)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	18,204	23,412	(5,208)	—	—	—	—	—	—	—	—	—	18,204	23,412	(5,208)
Changes in the net realizable value of agricultural products after harvest	(1,998)	(967)	(1,031)	—	—	—	—	—	—	—	—	—	(1,998)	(967)	(1,031)
Gross profit / (loss)	19,403	23,845	(4,442)	(48)	(59)	11	—	—	—	3,607	2,747	860	22,962	26,533	(3,571)
Net gain from fair value adjustment of investment properties	—	—	—	2,460	9,035	(6,575)	—	—	—	—	—	—	2,460	9,035	(6,575)
Gain from disposal of farmlands	—	—	—	5,505	2,148	3,357	—	—	—	—	—	—	5,505	2,148	3,357
General and administrative expenses	(2,264)	(2,250)	(14)	(8)	(8)	—	(739)	(720)	(19)	(777)	(592)	(185)	(3,788)	(3,570)	(218)
Selling expenses	(4,358)	(3,837)	(521)	(189)	(2)	(187)	—	—	—	(933)	(661)	(272)	(5,480)	(4,500)	(980)
Other operating results, net	(2,097)	(6,856)	4,759	1,071	2,871	(1,800)	—	—	—	188	364	(176)	(838)	(3,621)	2,783
Profit / (Loss) from operations	10,684	10,902	(218)	8,791	13,985	(5,194)	(739)	(720)	(19)	2,085	1,858	227	20,821	26,025	(5,204)
Share of profit/ (loss) of associates and joint ventures	108	98	10	—	—	—	—	—	—	54	(193)	247	162	(95)	257
Segment profit / (loss)	10,792	11,000	(208)	8,791	13,985	(5,194)	(739)	(720)	(19)	2,139	1,665	474	20,983	25,930	(4,947)

Urban Properties and Investment Business

The following table shows a summary of the Urban Properties and Investment Business lines for the fiscal years ended June 30, 2022 and 2021.

	Shopping Malls			Offices			Sales and developments			Hotels			Others			Total
	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.
	(in millions of ARS)
Revenues	17,334	8,727	8,607	3,041	4,401	(1,360)	746	1,271	(525)	4,300	1,510	2,790	172	676	(504)	25,593	16,585	9,008
Costs	(1,495)	(1,428)	(67)	(293)	(236)	(57)	(581)	(1,373)	792	(2,473)	(1,746)	(727)	(508)	(871)	363	(5,350)	(5,654)	304
Gross profit / (loss)	15,839	7,299	8,540	2,748	4,165	(1,417)	165	(102)	267	1,827	(236)	2,063	(336)	(195)	(141)	20,243	10,931	9,312
Net gain/ (loss) from fair value adjustment of investment properties	553	(33,349)	33,902	(5,264)	9,235	(14,499)	17,452	11,538	5,914	—	—	—	60	56	4	12,801	(12,520)	25,321
General and administrative expenses	(2,862)	(2,348)	(514)	(381)	(713)	332	(1,058)	(1,164)	106	(730)	(699)	(31)	(336)	(151)	(185)	(5,367)	(5,075)	(292)
Selling expenses	(847)	(740)	(107)	(77)	(307)	230	(922)	(1,145)	223	(340)	(231)	(109)	(55)	(55)	—	(2,241)	(2,478)	237
Other operating results, net	(142)	(207)	65	(23)	(8)	(15)	(48)	(8)	(40)	(59)	(20)	(39)	300	(14)	314	28	(257)	285
Profit / (Loss) from operations	12,541	(29,345)	41,886	(2,997)	12,372	(15,369)	15,589	9,119	6,470	698	(1,186)	1,884	(367)	(359)	(8)	25,464	(9,399)	34,863
Share of (loss)/ profit of associates and joint ventures	—	—	—	—	—	—	—	(26)	26	—	—	—	466	(6,515)	6,981	466	(6,541)	7,007
Segment profit / (loss)	12,541	(29,345)	41,886	(2,997)	12,372	(15,369)	15,589	9,093	6,496	698	(1,186)	1,884	99	(6,874)	6,973	25,930	(15,940)	41,870

Revenues 2022 vs. 2021

Agricultural Business

Agricultural Production. Revenues from the Agricultural Production segment increased by 27.8% from ARS 39,961 million during the fiscal year ended June 30, 2021 to ARS 51,070 million during the fiscal year ended June 30, 2022. Such increase is mainly attributable to:

•

ARS 10,174 million increase in revenues from crop sales, resulting from an increase in the volume of crops sold (699,500 tons in fiscal year ended June 30, 2021 versus 833,600 tons in fiscal year ended June 30, 2022), standing out corn and soy beans;

•

ARS 1,847 million increase in revenues from sugarcane sales, resulting from an increase in sales in the current fiscal year, due to the strong increase in prices, mainly caused by the increase in the price of oil, which caused ethanol (fuel component, made from sugarcane) increase its demand, and consequently its price (from BRL 0.9 to BRL 1.3 per Kg of sugar), this in the face of a slight drop in volume produced and sold;

•	ARS 943 million decrease in revenues from cattle sales, primarily attributable to a 25% decrease in tons of cattle sold in the fiscal year ended June 30, 2022 compared to the previous fiscal year.

•

ARS 31 increase in revenues from leases and services attributable to an increase in services for seed multiplication due to better prices and more tons treated and the increase in leased hectares in Argentina, offset by a decrease in the area in leased hectares in Brazil.

Others. Revenues from the Others segment increased by 50.7% from ARS 8,852 million during the fiscal year ended June 30, 2021 to ARS 13,338 million during the fiscal year ended June 30, 2022. Such increase is mainly attributable to an ARS 4,486 million increase in revenues from sales on consignment, brokerage and others, and fees and others.

Urban Properties and Investment Business

Shopping Malls. Revenues from the Shopping Malls segment increased by 98.6% from ARS 8,727 million during the fiscal year ended June 30, 2021, to ARS 17,334 million during the fiscal year ended June 30, 2022. Such increase is due to the fact that during the fiscal year ended in 2021, a support policy was maintained for tenants in all shopping malls, where, due to the pandemic, the contractual monthly insured value (VMA) was not invoiced, but rather a percentage of sales. In the current fiscal year, although these policies were maintained in the first part of it, in the second half of the fiscal year there was evidence of a recovery in rental income, generating: (i) an increase of ARS 3,365 million in base rent revenue; (ii) an increase of ARS 6,005 million in contingent rent revenue; (iii) an ARS 516 million increase in revenue from parking; partially offset by (iv) an ARS 1,279 million decrease in the revenue from averaging of scheduled rent escalation.

Offices. Revenues from the Offices segment decreased by 30.9% from ARS 4,401 million during the fiscal year ended June 30, 2021, to ARS 3,041 million during the fiscal year ended June 30, 2022. This variation is mainly explained by a decrease in revenue from leases due to the sale of Bouchard Building and sale of floors in Boston Tower during the fiscal year ended June 30, 2021 and the sale of República Building in the current fiscal year.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 41.3% decrease from ARS 1,271 million during the fiscal year ended June 30, 2021, to ARS 746 million during the fiscal year ended June 30, 2022. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by us over time.

Hotels. Revenues from our Hotels segment increased by 184.8% from ARS 1,510 million during the fiscal year ended June 30, 2021, to ARS 4,300 million during the fiscal year ended June 30, 2022, mainly due to higher occupancy with the consequent increase in revenue. The Intercontinental and Libertador hotels have not reached the pre-pandemic occupancy levels yet.

Others. Revenues from the Others segment decreased by 74.6% from ARS 676 million during the fiscal year ended June 30, 2021, to ARS 172 million during the fiscal year ended June 30, 2022, mainly due to the sale of Stowe House in USD 3.45 million during the fiscal year ended June 30, 2021, generating a profit of USD 0.3 million.

Costs 2022 vs. 2021

Agricultural Business

Agricultural Production. The costs of the Agricultural Production segment increased by 24.1% from ARS 38,561 million during the fiscal year ended June 30, 2021 to ARS 47,983 million during the fiscal year ended June 30, 2022, primarily as a consequence of:

•

ARS 7,727 million increase in costs of crop sales, mainly resulting from an 8% increase in the average cost per ton of crops sold in the fiscal year, from ARS 38,313 million in the fiscal year ended June 30, 2021 to ARS 41,421 million in the fiscal year ended June 30, 2022; and an increase of 134,059 tons in the volume of crops sold in the fiscal year ended June 30, 2022 as compared to the previous fiscal year;

•

ARS 2,177 million increase in the costs of sugarcane sales, mainly as a result of 40% rise in the average cost of sugarcane per ton sold in the fiscal year, from ARS 3,446 per ton in the fiscal year ended June 30, 2021 to ARS 4,834 per ton in the fiscal year ended June 30, 2022, offset by a decrease of 172,636 tons (8%) in the volume of sugarcane sold in the fiscal year ended June 30, 2022 compared to the previous fiscal year;

•

ARS 767 million decrease in the costs of cattle sales, mainly as a result of 4,672 tons decrease in cattle sold in the fiscal year ended June 30, 2022 compared to the previous fiscal year; and a 6% rise in the average cost of cattle sold in the fiscal year.

•

ARS 175 million increase in costs of leases and services, mainly attributable to a ARS 203 million increase in lease costs and seed purchases and an ARS 29 million decrease in the Feedlot service cost.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 96.5% during the fiscal year ended June 30, 2021 to 93.7% during the fiscal year ended June 30, 2022.

Land transformation and sales. The costs of the Land transformation and sales segment decreased by 18.6% from ARS 59 million during the fiscal year ended June 30, 2021 to ARS 48 million during the fiscal year ended June 30, 2022.

Others. The costs of the Others segment increased by 59.4% from ARS 6,105 million during the fiscal year ended June 30, 2021 to ARS 9,731 million during the fiscal year ended June 30, 2022, mainly as a result of ARS 3,438 million increase in other segments. The costs of the Others segment, measured as a percentage of revenues from this segment, increased from 69.0% during the fiscal year ended June 30, 2021 to 71.5% during the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

Shopping Malls. Costs associated with the Shopping Malls segment increased by 4.7%, from ARS 1,428 million during the fiscal year ended June 30, 2021, to ARS 1,495 million during the fiscal year ended June 30, 2022, mainly due to: (i) an increase in maintenance expenses of ARS 84 million; (ii) an increase in leases and expenses of ARS 37 million and (iii) an increase in taxes, rates and contributions of ARS 14 million; partially offset by: (iv) a decrease in amortization and depreciation charges of ARS 45 million and (v) a decrease of ARS 36 million in salaries, social security charges and other personnel administrative expenses. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, decreased from 16.4% during the fiscal year ended June 30, 2021, to 8.6% during the fiscal year ended June 30, 2022.

Offices. Costs associated with the Offices segment increased by 24.2%, from ARS 236 million during the fiscal year ended June 30, 2021, to ARS 293 million during the fiscal year ended June 30, 2022, mainly due to (i) an increase in amortization and depreciation charges of ARS 39 million; (ii) an increase in leases and expenses of ARS 28 million; (iii) an increase in taxes, rates and contributions of ARS 24 million; partially offset by: (iv) a decrease in maintenance expenses of ARS 15 million and (v) a decrease of ARS 14 million in salaries, social security charges and other personnel administrative expenses. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, increased from 5.4% during the fiscal year ended June 30, 2021, to 9.6% during the fiscal year ended June 30, 2022.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 57.7% decrease from ARS 1,373 million during the fiscal year ended June 30, 2021, to ARS 581 million during the fiscal year ended June 30, 2022 mainly due to (i) a decrease of ARS 770 million in the cost of sale of goods and services; (ii) a decrease in maintenance expenses of ARS 35 million; and (iii) an ARS 19 million decrease in taxes, rates and contributions; partially offset by: (iv) an increase in leases and expenses of ARS 17 million. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 108.0% during the fiscal year ended June 30, 2021, to 77.9% during the fiscal year ended June 30, 2022.

Hotels. Costs in the Hotels segment increased by 41.6%, from ARS 1,746 million during the fiscal year ended June 30, 2021, to ARS 2,473 million during the fiscal year ended June 30, 2022, mainly as a result of (i) an ARS 275 million increase in the costs of salaries, social security and other personnel expenses; (ii) an ARS 244 million increase in food, beverages and other hotel expenses; (iii) an ARS 148 million increase in maintenance expenses; and (iv) an ARS 56 million increase in fees and compensation services. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 115.6% during the fiscal year ended June 30, 2021, to 57.5% during the fiscal year ended June 30, 2022.

Others. Costs in the Others segment decreased by 41.7%, from ARS 871 million during the fiscal year ended June 30, 2021, to ARS 508 million during the fiscal year ended June 30, 2022, mainly as a result of the cost of selling properties due to the sale of Stowe House and also due to the development and implementation of Appa Shops generating and increase en salaries, social security costs and other personnel administrative expenses, both events in the comparative fiscal year.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2022 vs. 2021

According to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the profit / (loss) from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest decreased by ARS 5,208 million (22.2%), from ARS 23,412 million in the fiscal year ended June 30, 2021 to ARS 18,204 million in the fiscal year ended June 30, 2022.

Such variation was mainly as a result of:

•

A decrease in profits from crops production of ARS 5,738 million, coming both from Argentina, due to a decrease in yields and margins of Corn and Sorghum, and Brazil, mainly attributable to soy beans and corn, due to higher costs, offset by a slight increase in yields and cultivated area, and beans due to a smaller cultivated area, yields and prices.

•	An increase in profits from sugarcane production of ARS 1,949 million, as a result of better prices, offset by a lower volume produced; and

•

A decrease in profits from production and cattle holding for ARS 1,419 million, generated mainly in Argentina, where farm prices this fiscal year had a worse performance against inflation generating a negative variation in the result. Likewise, a decrease in the production result is observed, as a result of a lower volume accompanied by higher costs.

Changes in the net realizable value of agricultural produce after harvest 2022 vs. 2021

Loss from total changes in the net realizable value of agricultural produce after harvest, according to information by segments, increased by ARS 1,031 million (106.6%), from a loss of ARS 967 million in the fiscal year ended June 30, 2021 to a loss of ARS 1,998 million in the fiscal year ended June 30, 2022.

Such variation is mainly generated by Argentina, since in the previous fiscal year prices had a better performance against inflation, while in this fiscal year, the variation in prices was lower than inflation in periods of higher stock, mainly of Corn.

Gross profit 2022 vs. 2021

Agricultural Business

Agricultural Production. Gross profit from this segment decreased by 18.6% from ARS 23,845 million in the fiscal year ended June 30, 2021 to ARS 19,403 million in the fiscal year ended June 30, 2022.

Land Transformation and Sales. Loss profit from this segment decreased by 18.6% from a loss of ARS 59 million in the fiscal year ended June 30, 2021 to a loss of ARS 48 million in the fiscal year ended June 30, 2022.

Others. Gross profit from this segment increased by 31.3% from ARS 2,747 million in the fiscal year ended June 30, 2021 to ARS 3,607 million in the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

Shopping Malls. Gross profit from the Shopping Malls segment increased by 117.0%, from ARS 7,299 million during the fiscal year ended June 30, 2021, to ARS 15,839 million during the fiscal year ended June 30, 2022, mainly as a result of a reopening of shopping malls in the current fiscal year unlike the fiscal year ended June 30, 2021 which had progressive openings and with more restrictions. Gross profit from the Shopping Malls segment as a percentage of the segment revenues, increased from 83.6% during the fiscal year ended June 30, 2021, to 91.4% during the fiscal year ended June 30, 2022.

Offices. Gross profit from the Offices segment decreased by 34.0%, from ARS 4,165 million during the fiscal year ended June 30, 2021, to ARS 2,748 million during the fiscal year ended June 30, 2022. Gross profit from the Offices segment, measured as percentage of revenues from this segment, decreased from 94.6% during the fiscal year ended June 30, 2021, to 90.4% during the fiscal year ended June 30, 2022.

Sales and developments. Gross profit from the Sales and Developments segment increased by 261.8%, from a loss of ARS 102 million during the fiscal year ended June 30, 2021, to an ARS 165 million profit during the fiscal year ended June 30, 2022. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 8.0% negative during the fiscal year ended June 30, 2021, to 22.1% positive during the fiscal year ended June 30, 2022.

Hotels. Gross profit from the Hotels segment increased by 874.2%, from a loss of ARS 236 million during the fiscal year ended June 30, 2021, to an ARS 1,827 million profit during the fiscal year ended June 30, 2022. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, increased from 15.6% negative during the fiscal year ended June 30, 2021, to 42.5% positive during the fiscal year ended June 30, 2022.

Others. Gross profit from the Others segment decreased by 72.3%, from a loss of ARS 195 million during the fiscal year ended June 30, 2021, to an ARS 336 million loss during the fiscal year ended June 30, 2022. Gross profit from the Others segment, measured as a percentage of revenues from this segment, decreased from 28.8% negative during the fiscal year ended June 30, 2021, to 195.3% negative during the fiscal year ended June 30, 2022.

Net gain (loss) from changes in the fair value of investment properties 2022 vs. 2021

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total net gain /(loss) from changes in the fair value of investment properties decreased by ARS 6,575 million (72.8%), from ARS 9,035 million in the fiscal year ended June 30, 2021 to ARS 2,460 million in the fiscal year ended June 30, 2022, caused mainly because in the previous fiscal year there was a considerable increase in the price of soybeans in Brazil, which caused a considerable revaluation of the farmlands.

Urban Properties and Investment Business

Total consolidated net gain / (loss) from fair value adjustment of investment properties, according to the income statement, increased by ARS 26,841 million, from a net loss of ARS 12,718 million during the fiscal year ended June 30, 2021, to a net profit of ARS 14,123 million during the fiscal year ended June 30, 2022.

According to information by segments, the net gain / (loss) from fair value adjustment of investment properties went from a loss of ARS 12,520 million (out of which an ARS 33,349 million loss derives from our Shopping Malls segment; an ARS 9,235 million gain from our Offices segment; an ARS 11,538 million gain from our Sales and Developments segment and an ARS 56 million gain from our Others segment) during the fiscal year ended June 30, 2021, to a gain of ARS 12,801 million during the fiscal year ended June 30, 2022 (out of which an ARS 553 million profit derives from our Shopping Malls segment; an ARS 5,264 million loss from our Offices segment; an ARS 17,452 million gain from our Sales and Developments segment and an ARS 60 million gain from our Others segment).

The net impact in the peso value of our Shopping Malls was primarily a consequence of: (i) a solid real recovery in the performance of the Shopping Malls during the fiscal year ended June 30, 2022 and better future revenue prospects, (ii) more favorable macroeconomic projections, and (iii) improvements in operating margins, (iv) this was partially offset by a 100 basis point increase in the dollar discount rate at which projected cash flow is discounted.

The offices market in Argentina is a liquid market, in which a great number of counterparties participates carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in U.S. dollars and are usually executed for three-year terms, hence this business produces stable cash flows in U.S. dollars. In this sense, we use the Market Approach method to determine the fair value of our Offices and Others segment, the value per sqm, being the most representative measurement. The consolidated net (loss) from fair value adjustment of investment properties of our Offices segment was mainly due to the appreciation of the Peso against “dólar MEP”.

The consolidated net gain from fair value adjustment of investment properties of our Sales and development segment was mainly due to the increase in the fair value adjustment of “Costa Urbana” and sales of República Building and floors of Catalinas Building.

Gain from disposal of farmlands 2022 vs. 2021

The total gain from disposal of farmlands, according to the income statement and the information by segment (taking into account all our joint ventures and inter-segment eliminations), increased by ARS 3,357 million (156,3%), from ARS 2,148 million in the fiscal year ended June 30, 2021 to ARS 5,505 million in the fiscal year ended June 30, 2022.

Fiscal year ended June 30, 2022

•

On December 29, 2021, BrasilAgro sold 4,573 hectares (2,859 cultivable hectares) of the Rio do Meio farm, a rural property located in the Municipality of Correntina. The agreement signed on September 1, 2021 set the price of the area at 714,835 bags of soybeans, equivalent to BRL 130 million on the date of the transaction. Payments were divided into 13 installments, the first in the form of an advance and the rest in 12 semi-annual payments due in June and October, with the last installment on October 10, 2027. The gain recognized for the sale amounted to BRL 58 million.

•

On October 8, 2021, BrasilAgro sold an area of 3,723 hectares (2,694 cultivable hectares) of the Alto Taquari farm, a rural property located in the Municipality of Alto Taquari - state of Mato Grosso. The total amount of the sale was 1,100 bags of soybeans per arable hectare or BRL 589 million (BRL 218,641 / arable ha). The handover of possession of the areas and, consequently, the recognition of sales income will be carried out in two stages. In October 2021 with 2,566 hectares (1,537 cultivable hectares), for an approximate amount of BRL 336 million and September 2024 with 1,157 cultivable hectares, for an approximate value of BRL 253 million. BrasilAgro will continue to operate the areas until handover. In the current fiscal year, the portion corresponding to the first stage is recognized as a gain of ARS 5,073 million.

Fiscal year ended June 30, 2021

•

On May 6, 2021, BrasilAgro sold a total of 1,654 hectares of the Jatóba farm. The first installment was divided into 2 payments of BRL 6 million, on May 6 the first payment was received as a condition prior to the transfer of the property and on June 30 the second. The remaining balance will be paid in six annual installments. The result of the operation was BRL 47.31 million (ARS 1,383 million).

•

The Company has signed a bill of sale with possession of a fraction of 2,440 hectares of its “San Pedro” farm, which includes 1,950 productive hectares of agricultural activity and its historic center. After this operation, a remnant of approximately 3,580 hectares of said establishment remains in the hands of the Company. The total amount of the operation was set at USD 8.6 million, of which USD 6.5 million have been collected to date. The remaining balance is approximately USD 2.1 million, and USD 0.8 million will be charged at the time of writing the fraction corresponding to the historic center planned for July 2021 and in 2 installments of USD 0.7 million in December 2021 and USD 0.6 million in December 2022. This generated a recognition of results for the approximate sum of ARS 464 million.

General and administrative expenses 2022 vs. 2021

Agricultural Business

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment increased by 0.6%, from ARS 2,250 million in the fiscal year ended June 30, 2021 to ARS 2,264 million in the fiscal year ended June 30, 2022, mainly due to an ARS 17 million decreased in expenses associated with crop operations; an ARS 88 million decrease in expenses associated with sugarcane operations: an ARS 67 million decrease in expenses associated with cattle activities; an ARS 186 million increase in expenses associated with the agricultural lease and services business. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 5.6% during the fiscal year ended June 30, 2021 to 4.4% during the fiscal year ended June 30, 2022.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment remained constant in ARS 8 million during the fiscal years ended June 30, 2022 and 2021.

Corporate. General and administrative expenses associated with the Corporate segment increased by 2.6%, from ARS 720 million during the fiscal year ended June 30, 2021 to ARS 739 million during the fiscal year ended June 30, 2022.

Others. General and administrative expenses associated with the Others segment increased by 31.3%, from ARS 592 million during the fiscal year ended June 30, 2021 to ARS 777 million during the fiscal year ended June 30, 2022. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, decreased from 6.7% during the fiscal year ended June 30, 2021 to 5.8% during the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

Shopping Malls. General and administrative expenses of Shopping Malls increased by 21.9%, from ARS 2,348 million during the fiscal year ended June 30, 2021, to ARS 2,862 million during the fiscal year ended June 30, 2022, mainly due to: (i) an increase of ARS 341 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase of ARS 168 million in fees and compensation for services; and (iii) an increase in travelling, transportation and stationery of ARS 43 million; partially offset by: (v) a decrease of ARS 37 million in taxes, rates and contributions. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, decreased from 26.9% during the fiscal year ended June 30, 2021, to 16.5% during the fiscal year ended June 30, 2022.

Offices. The general and administrative expenses of our Offices segment decreased by 46.6%, from ARS 713 million during the fiscal year ended June 30, 2021, to ARS 381 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) a decrease in fees payable to directors of ARS 149 million; (ii) a decrease of ARS 130 million in salaries, social security charges and other personnel administrative expenses; (iii) an ARS 25 million decrease in maintenance expenses; (iv) a decrease of ARS 20 million in fees and compensation for services; and (v) a decrease in leases and expenses of ARS 16 million. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 16.2% during the fiscal year ended June 30, 2021, to 12.5% during the fiscal year ended June 30, 2022.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 9.1%, from ARS 1,164 million during the fiscal year ended June 30, 2021, to ARS 1,058 million during the fiscal year ended June 30, 2022. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 91.6% during the fiscal year ended June 30, 2021, to 141.8% during the fiscal year ended June 30, 2022.

Hotels. General and administrative expenses associated with our Hotels segment increased by 4.4%, from ARS 699 million during the fiscal year ended June 30, 2021, to ARS 730 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an ARS 28 million increase in taxes, rates and contributions; (ii) an ARS 13 million increase in fees and compensation for services; and (iii) an ARS 9 million increase in bank expenses; partially offset by: (iv) a decrease of ARS 24 million in salaries, social security charges and other personnel administrative expenses. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 46.3% during the fiscal year ended June 30, 2021, to 17.0% during the fiscal year ended June 30, 2022.

Others. General and administrative expenses associated with our Others segment increased by 122.5%, from ARS 151 million during the fiscal year ended June 30, 2021, to ARS 336 million during the fiscal year ended June 30, 2022, mainly due to (i) an increase of ARS 171 million in fees and compensation for services; and (ii) an ARS 28 million increase in taxes, rates and contributions.

Selling expenses 2022 vs 2021

Agricultural Business

Agricultural Production. Selling expenses from the Agricultural Production segment increased by 13.6% from ARS 3,837 million in the fiscal year ended June 30, 2021 to ARS 4,358 million in the fiscal year ended June 30, 2022, mainly as a result of an ARS 608 million increase in selling expenses related with crop operations, an ARS 106 million decrease in expenses for sugarcane operations, an ARS 71 million decrease in selling expenses for cattle and an ARS 90 million increase in selling expenses associated with leases and agricultural services. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 9.6% during the fiscal year ended June 30, 2021 to 8.5% during the fiscal year ended June 30, 2022.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment increased by ARS 187, from ARS 2 million in the fiscal year ended June 30, 2021 to ARS 189 million in the fiscal year ended June 30, 2022.

Others. Selling expenses from the Others segment increased by 41.1% from ARS 661 million in the fiscal year ended June 30, 2021 to ARS 933 million in the fiscal year ended June 30, 2022. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, decreased from 7.5% during the fiscal year ended June 30, 2021 to 7.0% during the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 14.5%, from ARS 740 million during the fiscal year ended June 30, 2021, to ARS 847 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an increase in the charge of taxes, rates and contributions of ARS 303 million; ii) an increase in the charge of publicity, advertising and other commercial expenses of ARS 170 million; partially offset by: (iii) a decrease in the charge of doubtful accounts of ARS 326 million, and (iv) a decrease of ARS 40 million in salaries, social security charges and other personnel administrative expenses. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, increased from 8.5% negative during the fiscal year ended June 30, 2021, to 4.9% negative during the fiscal year ended June 30, 2022.

Offices. Selling expenses associated with our Offices segment decreased by 74.9%, from ARS 307 million during the fiscal year ended June 30, 2021, to ARS 77 million during the fiscal year ended June 30, 2022. Such variation was mainly generated as a result of: (i) an ARS 145 million decrease in the charge of taxes, rates and contributions; (ii) a decrease in the charge of doubtful accounts of ARS 56 million; (iii) an ARS 22 million decrease in salaries, social security and other personnel administrative expenses; and (iv) an ARS 6 million decrease in fees and compensation for services. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 7.0% during the fiscal year ended June 30, 2021, to 2.5% during the fiscal year ended June 30, 2022.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 19.5%, from ARS 1,145 million during the fiscal year ended June 30, 2021, to ARS 922 million during the fiscal year ended June 30, 2022. Such variation was mainly generated by: (i) an ARS 282 million decrease in the charge of taxes, rates and contributions; partially offset by: (ii) an increase of ARS 36 million in fees and compensation for services, and (iii) an increase of ARS 29 million in the charge of publicity, advertising and other commercial expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 90.1% during the fiscal year ended June 30, 2021, to 123.6% during the fiscal year ended June 30, 2022.

Hotels. Selling expenses associated with our Hotels segment increased by 47.2%, from ARS 231 million during the fiscal year ended June 30, 2021, to ARS 340 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an ARS 118 million increase in taxes, rates and contributions; and (ii) an ARS 28 million increase in fees and compensation for services; partially offset by: (iii) an ARS 21 million decrease in salaries, social security and other personnel administrative expenses; and (iv) an ARS 16 million decrease in leases and expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 15.3% during the fiscal year ended June 30, 2021, to 7.9% during the fiscal year ended June 30, 2022.

Others. Selling expenses associated with our Others segment remained constant in ARS 55 million during the fiscal years ended June 30, 2022 and 2021. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 8.1% during the fiscal year ended June 30, 2021, to 32.0% during the fiscal year ended June 30, 2022.

Other operating results, net 2022 vs 2021

Agricultural Business

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment increased by ARS 4,759 million, from a loss of ARS 6,856 million in the fiscal year ended June 30, 2021 to a loss of ARS 2,097 million in the fiscal year ended June 30, 2022.

Land Transformation and Sales. Other operating results, net, from this segment decreased by ARS 1,800 million from a gain of ARS 2,871 million in the fiscal year ended June 30, 2021 to a gain of ARS 1,071 million in the fiscal year ended June 30, 2022.

Others. Other operating results, net, associated with the Others segment decreased by ARS 176 million, from a gain of ARS 364 million in the fiscal year ended June 30, 2021 to a gain of ARS 188 million in the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

Shopping Malls. Other operating results, net associated with our Shopping Malls segment increased by 31.4%, from a net loss of ARS 207 million during the fiscal year ended June 30, 2021, to a net loss of ARS 142 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an increase of ARS 101 million in interest and discount generated by operating credits, (ii) an increase of ARS 16 million in management fees, partially offset by; (iii) an increase of ARS 62 million in the loss for lawsuits. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 2.4% negative during the fiscal year ended June 30, 2021, to 0.8% negative during the fiscal year ended June 30, 2022.

Offices. Other operating results, net associated with our Offices segment decreased by 187.5%, from a net loss of ARS 8 million during the fiscal year ended June 30, 2021, to a net loss of ARS 23 million during the fiscal year ended June 30, 2022, mainly as a consequence of (i) an increase of ARS 51 million in discount generated by operating credits; partially offset by: (ii) a decrease of ARS 19 million in donations; and (iii) a decrease of ARS 10 million in the loss for lawsuits. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 0.2% negative during the fiscal year ended June 30, 2021, to 0.8% negative during the fiscal year ended June 30, 2022.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 500.0%, from a net loss of ARS 8 million during the fiscal year ended June 30, 2021, to a net loss of ARS 48 million during the fiscal year ended June 30, 2022, mainly due to (i) an decrease of ARS 60 million due to the sale of shares of Manibil S.A. in the comparative fiscal year; (ii) a decrease of ARS 18 million in management fees; and (iii) an increase of ARS 16 million in the loss for lawsuits; partially offset by: (iv) a decrease of ARS 64 million in donations. Other operating results, net from this segment, as a percentage of the revenues of this segment, decreased from 0.6% negative during the fiscal year ended June 30, 2021, to 6.4% negative during the fiscal year ended June 30, 2022.

Hotels. Other operating results, net associated with the Hotels segment decreased by 195.0%, from a net loss of ARS 20 million during the fiscal year ended June 30, 2021, to a net loss of ARS 59 million during fiscal year ended June 30, 2022, mainly due to (i) an increase of ARS 118 million in taxes, rates and contributions; and (ii) an increase of ARS 28 million in fees and compensation for services; partially offset by: (iii) a decrease of ARS 21 million in salaries, social security charges and other personnel administrative expenses; and (iv) an ARS 16 million decrease in leases and expenses. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.3% negative during the fiscal year ended June 30, 2021, to 1.4% negative during the fiscal year ended June 30, 2022.

Others. Other operating results, net associated with the Others segment increased by 2,242.9%, from a net loss of ARS 14 million during the fiscal year ended June 30, 2021, to a net profit of ARS 300 million during the fiscal year ended June 30, 2022, mainly due to an ARS 184 million recovery of fees for consultancy in Dolphin for and the income of fee charged to La Rural S.A in the current fiscal year. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 2.1% negative during the fiscal year ended June 30, 2021, to 174.4% positive during the fiscal year ended June 30, 2022.

Management fees 2022 vs 2021

The company entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 4,169 million and ARS 518 million for the fiscal years ended June 30, 2022 and 2020, respectively. During fiscal year 2021 no results were recognized on this account.

Operating results 2022 vs 2021

Agricultural Business

Agricultural Production. Operating results of the Agricultural Production segment decreased by ARS 218 million, from a profit of ARS 10,902 million in the fiscal year ended June 30, 2021 to a profit of ARS 10,684 million in the fiscal year ended June 30, 2022.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment decreased by ARS 5,194 million, from a profit of ARS 13,985 million in the fiscal year ended June 30, 2021 to a profit of ARS 8.791 million in the fiscal year ended June 30, 2022.

Corporate. Operating results of this Corporate segment decreased by ARS 19 million from a loss of ARS 720 million in the fiscal year ended June 30, 2021 to a loss of ARS 739 million in the fiscal year ended June 30, 2022.

Others. Operating results of the Others segment increased by ARS 227 million from a ARS 1,858 million in the fiscal year ended June 30, 2021 to ARS 2,085 million in the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

Shopping Malls. Operating results associated with the Shopping Malls segment increased from a loss of ARS 29,345 million during the fiscal year ended June 30, 2021, to a profit of ARS 12,541 million during the fiscal year ended June 30, 2022. Operating results associated with the Shopping Malls segment, as a percentage of revenues from such segment, increased from 336.3% negative during the fiscal year ended June 30, 2021, to 72.3% positive during the fiscal year ended June 30, 2022.

Offices. Operating results associated with our Offices segment decreased by 124.2%, from a net profit of ARS 12,372 million during the fiscal year ended June 30, 2021, to a net loss of ARS 2,997 million during the fiscal year ended June 30, 2022. Such variation was mainly due to an ARS 14,499 million decrease in the net gain / (loss) from fair value adjustments of investment properties. Operating results associated with the Offices segment, as a percentage of revenues from such segment, decreased from 281.1% positive during the fiscal year ended June 30, 2021, to 98.6% negative during the fiscal year ended June 30, 2022.

Sales and Developments. Operating results associated with our Sales and Developments segment increased by 71.0%, from ARS 9,119 million during the fiscal year ended June 30, 2021, to ARS 15,589 million during the fiscal year ended June 30, 2022. Such increase is mainly due to the net gain / (loss) from fair value adjustments of investment properties. Operating results associated with the Sales and Developments segment, as a percentage of revenues from this segment, increased from 717.5% during the fiscal year ended June 30, 2021, to 2,089.7% during the fiscal year ended June 30, 2022.

Hotels. Operating results associated with the Hotels segment increased by 158.9%, from a net loss of ARS 1,186 million during the fiscal year ended June 30, 2021, to a net profit of ARS 698 million during the fiscal year ended June 30, 2022. Such increase is mainly due to higher occupancy with the consequent increase in income, which was affected in the comparative fiscal year, due to COVID 19 pandemic. Operating results associated with the Hotels segment, as a percentage of revenues from such segment, increased from 78.5% negative during the fiscal year ended June 30, 2021, to 16.2% positive during the fiscal year ended June 30, 2022.

Others. Operating results associated with the Others segment decreased from a net loss of ARS 359 million during the fiscal year ended June 30, 2021, to a net loss of ARS 367 million during the fiscal year ended June 30, 2022. Such increase is mainly due to the decrease in gross loss and administrative expenses partially offset by a positive result in other operating results, net. Operating results associated with the Others segment, as a percentage of revenues from such segment, increased from 53.1% negative during the fiscal year ended June 30, 2021, to 213.4% positive during the fiscal year ended June 30, 2022.

Share of profit/ (loss) of associates and joint ventures 2022 vs 2021

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures increased by ARS 257 million (270.5%), from a loss of ARS 95 million in the fiscal year ended June 30, 2021 to a profit of ARS 162 million in the fiscal year ended June 30, 2022.

Agricultural Production. The share of profit/(loss) of associates and joint ventures in the Agricultural Production segment increased by 10.2% from a profit of ARS 98 million in the fiscal year ended June 30, 2021 to a profit of ARS 108 million in the fiscal year ended June 30, 2022.

Others. The operating results in the Others segment increased by 128.0% from a loss of ARS 193 million in the fiscal year ended June 30, 2021 to a profit of ARS 54 million in the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures increased by ARS 7,007 million (107.1%), from ARS 6,541 million loss in the fiscal year ended June 30, 2021 to ARS 466 million profit in the fiscal year ended June 30, 2022.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint ventures Quality S.A., Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Other. The share of profit / (loss) of associates from the Others segment increased by 107.2%, from a net loss of ARS 6,541 million during the fiscal year ended June 30, 2021, to a net profit of ARS 466 million during the fiscal year ended June 30, 2022, mainly as a result of the variation from our investments in TGLT by ARS 2,783 million positive, Banco Hipotecario by ARS 2,113 positive and New Lipstick by ARS 922 million positive.

Financial results, net 2022 vs 2021

The Group financial results, net recorded a variation of ARS 11,766 million, from a profit of ARS 10,177 million in the fiscal year ended June 30, 2021 to a profit of ARS 21,943 million in the fiscal year ended June 30, 2022. This was mainly due to: (i) an increase in foreign exchange rate, net in the Agricultural Business and Urban Properties and Investment Business of ARS 12,257 million, from a profit of ARS 17,192 million, to a profit of ARS 29,449 million because of the appreciation of the peso against the dollar in real terms, compared to the devaluation in the previous year; and (ii) a decrease in interest expense of non-convertible notes of ARS 9,230 million due to the payment of non-convertible notes Series XXV, XXVI, XXVII and XXVIII, partially offset by (iii) a decrease of ARS 10,637 million in the gain from the valuation at fair value of financial assets and financial liabilities.

Income Tax 2022 vs 2021

The Company adopts the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of ARS 45,817 million during the fiscal year ended June 30, 2021, to a loss of ARS 1,977 million during the fiscal year ended June 30, 2022, due to the impact on deferred income tax, out of which a gain of ARS 934 million derives from the agricultural business and a loss of ARS 2,911 million derives from the urban properties and investment. Such variation is mainly due to the modification in the income tax rates in Argentina according to the Law 27,630 published in the Official Gazette on June 16, 2021, which explains the increase in the expense on income tax during the fiscal year ended June 30, 2021, due to the impact on deferred income tax.

Net profit/(loss) 2022 vs 2021

As a result of the factors described above, our net profit/(loss) for the year, including the effect of discontinued operations, increased by ARS 103,179 million from a net loss of ARS 40,179 million in the fiscal year ended on June 30, 2021 to a net profit of ARS 63,000 million in the fiscal year ended June 30, 2022, out of which a profit of ARS 27,905 million derives from the agricultural business, and a profit of ARS 35,095 million derives from the urban properties and investment business.

Results of Operations for the fiscal years ended June 30, 2021 and 2020

	Agricultural business			Urban Properties and Investment business			Total segment information			Joint ventures (i)			Adjustments (ii)			Elimination of inter-segment transactions and non-reportable assets / liabilities			Total Statement of Income / Financial Position
	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.
	(in million of ARS)
Revenues	48,813	49,337	(524)	16,585	27,434	(10,849)	65,398	76,771	(11,373)	(82)	(150)	68	4,828	7,638	(2,810)	(597)	(2,015)	1,418	69,547	82,244	(12,697)
Costs	(44,725)	(41,022)	(3,703)	(5,654)	(6,786)	1,132	(50,379)	(47,808)	(2,571)	115	131	(16)	(5,215)	(7,954)	2,739	—	—	—	(55,479)	(55,631)	152
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	23,412	6,436	16,976	—	—	—	23,412	6,436	16,976	—	—	—	—	—	—	311	333	(22)	23,723	6,769	16,954
Changes in the net realizable value of agricultural products after harvest	(967)	1,617	(2,584)	—	—	—	(967)	1,617	(2,584)	—	—	—	—	—	—	—	—	—	(967)	1,617	(2,584)
Gross profit / (loss)	26,533	16,368	10,165	10,931	20,648	(9,717)	37,464	37,016	448	33	(19)	52	(387)	(316)	(71)	(286)	(1,682)	1,396	36,824	34,999	1,825
Net gain/ (loss) from fair value adjustment of investment properties	9,035	1,921	7,114	(12,520)	82,423	(94,943)	(3,485)	84,344	(87,829)	(198)	(647)	449	—	—	—	—	—	—	(3,683)	83,697	(87,380)
Gain from disposal of farmlands	2,148	2,065	83	—	—	—	2,148	2,065	83	—	—	—	—	—	—	—	—	—	2,148	2,065	83
General and administrative expenses	(3,570)	(3,084)	(486)	(5,075)	(5,521)	446	(8,645)	(8,605)	(40)	21	35	(14)	—	—	—	151	130	21	(8,473)	(8,440)	(33)
Selling expenses	(4,500)	(5,012)	512	(2,478)	(3,032)	554	(6,978)	(8,044)	1,066	35	41	(6)	—	—	—	143	50	93	(6,800)	(7,953)	1,153
Other operating results, net	(3,621)	3,901	(7,522)	(257)	28	(285)	(3,878)	3,929	(7,807)	(33)	44	(77)	176	149	27	(7)	(22)	15	(3,742)	4,100	(7,842)
Management fees	—	—	—	—	—	—	—	—	—	—	—	—	—	(518)	518	—	—	—	—	(518)	518
Profit / (loss) from operations	26,025	16,159	9,866	(9,399)	94,546	(103,945)	16,626	110,705	(94,079)	(142)	(546)	404	(211)	(685)	474	1	(1,524)	1,525	16,274	107,950	(91,676)
Share of (loss) / profit of associates and joint ventures	(95)	303	(398)	(6,541)	17,367	(23,908)	(6,636)	17,670	(24,306)	(631)	414	(1,045)	—	—	—	(6)	52	(58)	(7,273)	18,136	(25,409)
Segment profit / (loss)	25,930	16,462	9,468	(15,940)	111,913	(127,853)	9,990	128,375	(118,385)	(773)	(132)	(641)	(211)	(685)	474	(5)	(1,472)	1,467	9,001	126,086	(117,085)

(I)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(II)

Includes gross profit/ (loss) of ARS (387) million and ARS (316) million corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of June 30, 2021 and 2020, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the fiscal years ended June 30, 2021 and 2020.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.
	(in million of ARS)
Revenues	39,961	42,329	(2,368)	—	—	—	—	—	—	8,852	7,008	1,844	48,813	49,337	(524)
Costs	(38,561)	(36,145)	(2,416)	(59)	(62)	3	—	—	—	(6,105)	(4,815)	(1,290)	(44,725)	(41,022)	(3,703)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	23,412	6,436	16,976	—	—	—	—	—	—	—	—	—	23,412	6,436	16,976
Changes in the net realizable value of agricultural products after harvest	(967)	1,617	(2,584)	—	—	—	—	—	—	—	—	—	(967)	1,617	(2,584)
Gross profit / (loss)	23,845	14,237	9,608	(59)	(62)	3	—	—	—	2,747	2,193	554	26,533	16,368	10,165
Net gain from fair value adjustment of investment properties	—	—	—	9,035	1,921	7,114	—	—	—	—	—	—	9,035	1,921	7,114
Gain from disposal of farmlands	—	—	—	2,148	2,065	83	—	—	—	—	—	—	2,148	2,065	83
General and administrative expenses	(2,250)	(2,369)	119	(8)	(7)	(1)	(720)	(417)	(303)	(592)	(291)	(301)	(3,570)	(3,084)	(486)
Selling expenses	(3,837)	(4,470)	633	(2)	(2)	—	—	—	—	(661)	(540)	(121)	(4,500)	(5,012)	512
Other operating results, net	(6,856)	1,121	(7,977)	2,871	2,369	502	—	—	—	364	411	(47)	(3,621)	3,901	(7,522)
Profit / (loss) from operations	10,902	8,519	2,383	13,985	6,284	7,701	(720)	(417)	(303)	1,858	1,773	85	26,025	16,159	9,866
Share of profit/ (loss) of associates and joint ventures	98	131	(33)	—	—	—	—	—	—	(193)	172	(365)	(95)	303	(398)
Segment profit / (loss)	11,000	8,650	2,350	13,985	6,284	7,701	(720)	(417)	(303)	1,665	1,945	(280)	25,930	16,462	9,468

Urban Properties and Investment Business

The following table shows a summary of the Urban Properties and Investment Business lines for the fiscal years ended June 30, 2021 and 2020.

	Shopping Malls			Offices			Sales and developments			Hotels			Others			Total
	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.
	(in millions of ARS)
Revenues	8,727	14,569	(5,842)	4,401	5,616	(1,215)	1,271	2,025	(754)	1,510	4,978	(3,468)	676	246	430	16,585	27,434	(10,849)
Costs	(1,428)	(1,401)	(27)	(236)	(209)	(27)	(1,373)	(1,873)	500	(1,746)	(3,064)	1,318	(871)	(239)	(632)	(5,654)	(6,786)	1,132
Gross profit / (loss)	7,299	13,168	(5,869)	4,165	5,407	(1,242)	(102)	152	(254)	(236)	1,914	(2,150)	(195)	7	(202)	10,931	20,648	(9,717)
Net (loss)/ gain from fair value adjustment of investment properties	(33,349)	(5,185)	(28,164)	9,235	54,723	(45,488)	11,538	33,224	(21,686)	—	—	—	56	(339)	395	(12,520)	82,423	(94,943)
General and administrative expenses	(2,348)	(2,044)	(304)	(713)	(601)	(112)	(1,164)	(1,217)	53	(699)	(897)	198	(151)	(762)	611	(5,075)	(5,521)	446
Selling expenses	(740)	(1,751)	1,011	(307)	(185)	(122)	(1,145)	(502)	(643)	(231)	(566)	335	(55)	(28)	(27)	(2,478)	(3,032)	554
Other operating results, net	(207)	42	(249)	(8)	(20)	12	(8)	(111)	103	(20)	(49)	29	(14)	166	(180)	(257)	28	(285)
(Loss)/ profit from operations	(29,345)	4,230	(33,575)	12,372	59,324	(46,952)	9,119	31,546	(22,427)	(1,186)	402	(1,588)	(359)	(956)	597	(9,399)	94,546	(103,945)
Share of (loss)/ profit of associates and joint ventures	—	—	—	—	—	—	(26)	—	(26)	—	—	—	(6,515)	17,367	(23,882)	(6,541)	17,367	(23,908)
Segment (loss)/ profit	(29,345)	4,230	(33,575)	12,372	59,324	(46,952)	9,093	31,546	(22,453)	(1,186)	402	(1,588)	(6,874)	16,411	(23,285)	(15,940)	111,913	(127,853)

Revenues 2021 vs. 2020

Agricultural Business

Agricultural Production. Revenues from the Agricultural Production segment decrease by 5.6% from ARS 42,329 million during the fiscal year ended June 30, 2020 to ARS 39,961 million during the fiscal year ended June 30, 2021. Such decrease is mainly attributable to:

•

ARS 3,064 million decrease in revenues from crop sales, resulting from a decrease of 173,794 (20.0%) tons in the volume of crops sold in fiscal year ended June 30, 2021 as compared to the previous fiscal year, offset by 11% increase in the average price of crops sold, from ARS 32,327 per ton in fiscal year ended June 30, 2020 to ARS 35,977 per ton in fiscal year ended June 30, 2021.

•

ARS 782 million increase in revenues from sugarcane sales, resulting from a decrease of 56,240 tons (3%) in the volume of sugarcane sold in the fiscal year ended June 30, 2021 compared to the previous fiscal year, coupled with a 13% increase in the average price of sugarcane sold, from ARS 3,516 per ton in fiscal year ended June 30, 2020 to ARS 3,967 per ton in fiscal year ended June 30, 2021, as a result of an improvement in sugarcane quality (higher TRS, i.e., total recoverable sugar);

•

ARS 68 million increase in revenues from cattle sales, primarily attributable to a 14% decrease in tons of cattle sold in the fiscal year ended June 30, 2021 compared to the previous fiscal year, coupled with a 18% increase in the average price of cattle; and

•

ARS 154 decrease in revenues from leases and services attributable to: (i) a decrease of ARS 4,373 million (0.29%) in revenues from seed production mainly caused by an increase in the hectares leased to third parties in Brazil plus the collection of an additional amount on account of productivity over the yields, offset by a decrease in the sales price of the corn and soybean seed service in Argentina; and (ii) a ARS 150,332 million decrease in revenues from feedlot services and pastures.

Others. Revenues from the Others segment increased by 26.3% from ARS 7,008 million during the fiscal year ended June 30, 2020 to ARS 8,852 million during the fiscal year ended June 30, 2021. Such increase is mainly attributable to an ARS 1,844 million increases in revenues from sales on consignment, brokerage and others. and o fees and others.

Urban Properties and Investment Business

Shopping Malls. Revenues from the Shopping Malls segment decreased by 40.1% from ARS 14,569 million during the fiscal year ended June 30, 2020, to ARS 8,727 million during the fiscal year ended June 30, 2021. Such fall is mainly attributable to the closing of the Shopping Malls as a consequence of the COVID 19 pandemic, which had an impact in the fiscal year 2021, generating: (i) a decrease of ARS 3,809 million in revenue base rent; (ii) a decrease of ARS 1,283 million in revenue contingent rent; (iii) an ARS 930 million decrease in revenue from admission rights; (iv) an ARS 669 million decrease in revenue from parking; partially offset by (v) an ARS 813 million increase in the revenue from averaging of scheduled rent escalation.

Offices. Revenues from the Offices segment decreased by 21.6% from ARS 5,616 million during the fiscal year ended June 30, 2020, to ARS 4,401 million during the fiscal year ended June 30, 2021. This variation is mainly explained by a decrease in revenue from leases by 22.8%, from ARS 5,567 million during the fiscal year ended June 30, 2020 to ARS 4,299 million during the fiscal year ended June 30, 2021, mainly as a result of less income from leases due to the sale of Bouchard Building and sale of floors in Boston Tower during the period ended June 30, 2021.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 37.2% decrease from ARS 2,025 million during the fiscal year ended June 30, 2020, to ARS 1,271 million during the fiscal year ended June 30, 2021. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenues from our Hotels segment decreased by 69.7% from ARS 4,978 million during the fiscal year ended June 30, 2020, to ARS 1,510 million during the fiscal year ended June 30, 2021, mainly due to a decrease in revenues as a result of the fall in the tourist industry during this period because of COVID 19.

Others. Revenues from the Others segment increased by 174.8% from ARS 246 million during the fiscal year ended June 30, 2020, to ARS 676 million during the fiscal year ended June 30, 2021, mainly due to the sale of Stowe House in USD 3.45 million, generating a profit of USD 0.3 million.

Costs 2021 vs. 2020

Agricultural Business

Agricultural Production. The costs of the Agricultural Production segment increase by 6.7% from ARS 36,145 million during the fiscal year ended June 30, 2020 to ARS 38,561 million during the fiscal year ended June 30, 2021, primarily as a consequence of:

•

ARS 2,695 million increase in costs of crop sales, mainly resulting from an 39% increase in the average cost per ton of crops sold in the fiscal year ended June 30, 2020, from ARS 27,603 million in the fiscal year ended June 30, 2020 to ARS 38,312 million in the fiscal year ended June 30, 2021; offset by a decrease of 173,794 tons in the volume of crops sold in the fiscal year ended June 30, 2021 as compared to the previous fiscal year.

•

ARS 107 million increase in the costs of sugarcane sales, mainly as a result of 4% rise in the average cost of sugarcane per ton sold in the fiscal year, from ARS 3,311 per ton in the fiscal year ended June 30, 2020 to ARS 3,445 per ton in the fiscal year ended June 30, 2021, coupled with a decrease of 56,240 tons (3%) in the volume of sugarcane sold in the fiscal year ended June 30, 2021 compared to the previous fiscal year

•	ARS 108 million decrease in the costs of cattle sales, mainly as a result of 2,748 tons of cattle sold decrease in the fiscal year ended June 30, 2021 compared to the previous fiscal year.

•	ARS 278 million decrease in costs of leases and services, mainly attributable to a ARS 159 million decrease in the Feedlot service cost and an ARS 115 million drop in lease costs and seed production.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 85.4% during the fiscal year ended June 30, 2020 to 96.5% during the fiscal year ended June 30, 2021.

Land transformation and sales. The costs of the Land transformation and sales segment decreased by 4.8% from ARS 62 million during the fiscal year ended June 30, 2020 to ARS 59 million during the fiscal year ended June 30, 2021.

Others. The costs of the Others segment increased by 26.8% from ARS 4,815 million during the fiscal year ended June 30, 2020 to ARS 6,105 million during the fiscal year ended June 30, 2021, mainly as a result of ARS 1,290 million increase in other segments.

The costs of the Others segment, measured as a percentage of revenues from this segment, increased from 68.7% during the fiscal year ended June 30, 2020 to 69.0% during the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

Shopping Malls. Costs associated with the Shopping Malls segment increased by 1.9%, from ARS 1,401 million during the fiscal year ended June 30, 2020, to ARS 1,428 million during the fiscal year ended June 30, 2021, mainly due to: (i) an increase in leases and expenses of ARS 232 million and (ii) an increase in taxes, rates and contributions of ARS 39 million; partially offset by: (iii) a decrease in maintenance expenses of ARS 230 million and (iv) an ARS 21 million decrease in fees and compensation services. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 9.6% during the fiscal year ended June 30, 2020, to 16.4% during the fiscal year ended June 30, 2021.

Offices. Costs associated with the Offices segment increased by 12.9%, from ARS 209 million during the fiscal year ended June 30, 2020, to ARS 236 million during the fiscal year ended June 30, 2021, mainly due to (i) an increase of ARS 16 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase in maintenance cost of ARS 10 million; (iii) an increase in leases and expenses of ARS 9 million; and (iv) an ARS 4 million increase in fees and compensation services. Costs associated with the Offices segment, measured as a percentage the revenues from this segment, increased from 3.7% during the fiscal year ended June 30, 2020, to 5.4% during the fiscal year ended June 30, 2021.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 26.7% decrease from ARS 1,873 million during the fiscal year ended June 30, 2020, to ARS 1,373 million during the fiscal year ended June 30, 2021 mainly due to (i) a decrease of ARS 241 million in the cost of sale of goods and services; (ii) an ARS 136 million decrease in fees and compensation services; (iii) a decrease in maintenance expenses of ARS 33 million; and (iv) a decrease in taxes, rates and contributions of ARS 17 million. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 92.5% during the fiscal year ended June 30, 2020, to 108.0% during the fiscal year ended June 30, 2021.

Hotels. Costs in the Hotels segment decreased by 43.0%, from ARS 3,064 million during the fiscal year ended June 30, 2020, to ARS 1,746 million during the fiscal year ended June 30, 2021, mainly as a result of (i) an ARS 564 million decrease in the costs of salaries, social security and other personnel expenses; (ii) an ARS 392 million decrease in maintenance, repair, and services; (iii) an ARS 163 million decrease in food, beverages and other hotel expenses; and (iv) an ARS 112 million decrease in fees and compensation services. Costs in the Hotels segment, measured as a percentage of revenues from this segment, increased from 61.6% during the fiscal year ended June 30, 2020, to 115.6% during the fiscal year ended June 30, 2021.

Others. Costs in the Others segment increased by 264.4%, from ARS 239 million during the fiscal year ended June 30, 2020, to ARS 871 million during the fiscal year ended June 30, 2021, mainly as a result of an increase in cost of selling properties of ARS 502 million due to the sale of Stowe House and also an increase in fees and payments for services and an increase in charge salaries, social security costs and other personnel administrative expenses related to the development and implementation of Appa Shops.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2021 vs. 2020

The result from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest, according to the income statement, increased by ARS 16,954 million (250.5%), from ARS 6,769 million in the fiscal year ended June 30, 2020 to ARS 23,723 million in the fiscal year ended June 30, 2021.

The result from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest generated by inter-segment transactions decreased by ARS 22 million (6.6%), from ARS 333 million in the fiscal year ended June 30, 2020 to ARS 311 million in the fiscal year ended June 30, 2021.

According to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the profit / (loss) from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by ARS 16,976 million (263.8%), from ARS 6,436 million in the fiscal year ended June 30, 2020 to ARS 23,412 million in the fiscal year ended June 30, 2021.

Such variation was mainly as a result of:

•

An increase in profits from cattle production of ARS 15,008 million, coming both from Brazil due to better prices and a bigger area planted with corn, and from Argentina, mainly generated by the real profits of soybeans and corn due to the effect of price increases and a better perform; and an expected profit of corn as a result of both the significant rise in the price and a bigger area planted;

•	An increase in profits from sugarcane production of ARS 1,275 million, as a result of better prices, a smaller planted area (approx. 1,000 ha), lower yields and higher production costs; and

•

An increase in profits from production and farm holding for ARS 693 million, generated mainly by a notable increase in prices in both Brazil and Argentina, where farm prices this year had a better performance against inflation, offset by a lower volume of kilos produced.

Changes in the net realizable value of agricultural produce after harvest 2021 vs. 2020

 Profits /(losses) from total changes in the net realizable value of agricultural produce after harvest, according to information by segments, decreased by ARS 2,584 million (159.8%), from a profit of ARS 1,617 million in the fiscal year ended June 30, 2020 to a loss of ARS 967 million in the fiscal year ended June 30, 2021.

Such variation is mainly generated by Argentina, due to the increase in prices as a result of the Peso depreciation, boosted by a bigger grain stock obtained during the 2020-2021 crop year.

Gross profit 2021 vs. 2020

Agricultural Business

Agricultural Production. Gross profit from this segment increased by 67.5% from ARS 14,237 million in the fiscal year ended June 30, 2020 to ARS 23,845 million in the fiscal year ended June 30, 2021.

Land Transformation and Sales. Gross profit from this segment decreased by 4.8% from ARS 62 million in the fiscal year ended June 30, 2020 to ARS 59 million in the fiscal year ended June 30, 2021.

Others. Gross profit from this segment increased by 25.3% from ARS 2,193 million in the fiscal year ended June 30, 2020 to ARS 2,747 million in the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 44.6%, from ARS 13,168 million during the fiscal year ended June 30, 2020, to ARS 7,299 million during the fiscal year ended June 30, 2021, mainly as a result of a decrease in total sales of our lessees in real terms, thus resulting in lower percentage rentals under our lease agreements attributable to COVID-19. Gross profit from the Shopping Malls segment as a percentage of the segment revenues, decreased from 90.4% during the fiscal year ended June 30, 2020, to 83.6% during the fiscal year ended June 30, 2021.

Offices. Gross profit from the Offices segment decreased by 23%, from ARS 5,407 million during the fiscal year ended June 30, 2020, to ARS 4,165 million during the fiscal year ended June 30, 2021. Gross profit from the Offices segment, measured as percentage of revenues from this segment, decreased from 96.3% during the fiscal year ended June 30, 2020, to 94.6% during the fiscal year ended June 30, 2021.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 167.1%, from a profit of ARS 152 million during the fiscal year ended June 30, 2020, to an ARS 102 million loss during the fiscal year ended June 30, 2021. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 7.5% positive during the fiscal year ended June 30, 2020, to 8% negative during the fiscal year ended June 30, 2021.

Hotels. Gross profit from the Hotels segment decreased by 112.3%, from a profit of ARS 1,914 million during the fiscal year ended June 30, 2020, to an ARS 236 million loss during the fiscal year ended June 30, 2021. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 38.4% positive during the fiscal year ended June 30, 2020, to 15.6% negative during the fiscal year ended June 30, 2021.

Others. Gross profit from the Others segment decreased by 2,885.7%, from a profit of ARS 7 million during the fiscal year ended June 30, 2020, to an ARS 195 million loss during the fiscal year ended June 30, 2021. Gross profit from the Others segment, measured as a percentage of revenues from this segment, decreased from 2.8% positive during the fiscal year ended June 30, 2020, to 28.8% negative during the fiscal year ended June 30, 2021.

Net gain (loss) from changes in the fair value of investment properties 2021 vs. 2020

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total net gain /(loss) from changes in the fair value of investment properties increased by ARS 7,114 million (370.3%), from ARS 1,921 million in the fiscal year ended June 30, 2020 to ARS 9,035 million in the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), total net gain / (loss) from changes in the fair value of investment properties decreased by ARS 94,943 million (115.2%), from a profit of ARS 82,423 million in the fiscal year ended June 30, 2020 to ARS 12,520 million loss in the fiscal year ended June 30, 2021.

The decrease in our Shopping Malls’ peso value was primarily a consequence of: (i) an increase in the income tax rate from 25% to 35%, with a consequent decrease in the projected cash flows; (ii) between June 30, 2020 to June 30, 2021, the Argentinian peso depreciated 36% against U.S. dollar (from ARS 70.26 per U.S. dollar to ARS 95.52 per U.S. dollar), which generated a reduction in the projected cash flows as measured in U.S. dollar terms from our Shopping Malls segment; and (iii) increase of 135 basis points in the discount rate, that is used to discount the projected cash flows from the Shopping Malls segment.

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

Gain from disposal of farmlands 2021 vs. 2020

The total gain from disposal of farmlands, according to the income statement and the information by segment (taking into account all our joint ventures and inter-segment eliminations), increased by ARS 83 million (4%), from ARS 2,065 million in the fiscal year ended June 30, 2020 to ARS 2,148 million in the fiscal year ended June 30, 2021.

Fiscal year ended June 30, 2021

•

On May 6, 2021, BrasilAgro sold a total of 1,654 hectares of the Jatóba farm. The first installment was divided into 2 payments of BRL 6 million, on May 6 the first payment was received as a condition prior to the transfer of the property and on June 30 the second. The remaining balance will be paid in six annual installments. The result of the operation was BRL 47.31 million (ARS 1,383 million).

•

The Company has signed a bill of sale with possession of a fraction of 2,440 hectares of its “San Pedro” farm, which includes 1,950 productive hectares of agricultural activity and its historic center. After this operation, a remnant of approximately 3,580 hectares of said establishment remains in the hands of the Company. The total amount of the operation was set at USD 8.6 million, of which USD 6.5 million have been collected to date. The remaining balance is approximately USD 2.1 million, and USD 0.8 million will be charged at the time of writing the fraction corresponding to the historic center planned for July 2021 and in 2 installments of USD 0.7 million in December 2021 and USD 0.6 million in December 2022. This generated a recognition of results for the approximate sum of ARS 464 million.

Fiscal year ended June 30, 2020

•

On June 30, 2020, BrasilAgro entered into an agreement for the sale of 1,875 hectares (1,500 arable hectares) of the Jatobá farm. The sales value was ARS 930 million, out of which ARS 103 million have already been collected. The balance will be paid in six annual installments. The Group recognized a gain of ARS 677 million as a result of this transaction.

•

On May 29, 2020, BrasilAgro entered into an agreement for the sale of 105 arable hectares in the Alto Taquarí farm. The sales value was ARS 228 million. The buyer made a down payment of ARS 36 million.

General and administrative expenses 2021 vs. 2020

Agricultural Business

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment decreased by 5%, from ARS 2,369 million in the fiscal year ended June 30, 2020 to ARS 2,250 million in the fiscal year ended June 30, 2021, mainly due to a ARS 24 million increase in expenses associated with crop operations; a ARS 151 million decrease in expenses associated with sugarcane operations: a ARS 42 million increase in expenses associated with cattle activities; a ARS 34 million decrease in expenses associated with the agricultural lease and services business. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, remained at 5.6%.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment increased by 14.3%, from ARS 7 million during the fiscal year ended June 30, 2020 to ARS 8 million during the fiscal year ended June 30, 2021.

Corporate. General and administrative expenses associated with the Corporate segment increased by 72.7%, from ARS 417 million during the fiscal year ended June 30, 2020 to ARS 720 million during the fiscal year ended June 30, 2021.

Others. General and administrative expenses associated with the Others segment increased by 103.4%, from ARS 291 million during the fiscal year ended June 30, 2020 to ARS 592 million during the fiscal year ended June 30, 2021. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, increased from 4.2% during the fiscal year ended June 30, 2020 to 6.7% during the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

Shopping Malls. General and administrative expenses of Shopping Malls increased by 14.9%, from ARS 2,044 million during the fiscal year ended June 30, 2020, to ARS 2,348 million during the fiscal year ended June 30, 2021, mainly due to: (i) an increase of ARS 286 million in fees payable to directors; (ii) an increase of ARS 124 million in salaries, social security charges and other personnel administrative expenses; (iii) an increase in maintenance expenses of ARS 25 million; (iv) an increase of ARS 15 million in taxes, rates and contributions; partially offset by: (v) a decrease of ARS 99 million in fees and compensation for services. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, increased from 14.0% during the fiscal year ended June 30, 2020, to 26.9% during the fiscal year ended June 30, 2021.

Offices. The general and administrative expenses of our Offices segment increased by 18.6%, from ARS 601 million during the fiscal year ended June 30, 2020, to ARS 713 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) an increase in fees payable to directors of ARS 75 million; (ii) an increase of ARS 32 million in salaries, social security charges and other personnel administrative expenses; partially offset by (iii) a decrease in fees and compensation for services of ARS 27 million. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 10.7% during the fiscal year ended June 30, 2020, to 16.2% during the fiscal year ended June 30, 2021.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 4.4%, from ARS 1,217 million during the fiscal year ended June 30, 2020, to ARS 1,164 million during the fiscal year ended June 30, 2021. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 60.1% during the fiscal year ended June 30, 2020, to 91.6% during the fiscal year ended June 30, 2021.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 22.1%, from ARS 897 million during the fiscal year ended June 30, 2020, to ARS 699 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) an ARS 70 million decrease in salaries, social security and other personnel administrative expenses; (ii) an ARS 53 million decrease in maintenance, security, cleaning, repairs and related expenses; (iii) an ARS 34 million decrease in taxes, rates and contributions; and (iv) an ARS 26 million decrease in fees and compensation for services. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 18.0% during the fiscal year ended June 30, 2020, to 46.3% during the fiscal year ended June 30, 2021.

Others. General and administrative expenses associated with our Others segment decreased by 80.2%, from ARS 762 million during the fiscal year ended June 30, 2020, to ARS 151 million during the fiscal year ended June 30, 2021, mainly due to (i) a decrease of ARS 356 million in fees and compensation for services; (ii) an ARS 172 million decrease in salaries, social security and other personnel administrative expenses; and (iii) a decrease of ARS 81 million in maintenance, repairs and services.

Selling expenses 2021 vs 2020

Agricultural Business

Agricultural Production. Selling expenses from the Agricultural Production segment decreased by 14.2% from ARS 4,470 million in the fiscal year ended June 30, 2020 to ARS 3,837 million in the fiscal year ended June 30, 2021, mainly as a result of an ARS 641 million decrease in selling expenses related with crop operations, an ARS 19 million increase in expenses for sugarcane operations, an ARS 16 million increase in selling expenses for cattle and an ARS 5 million increase in selling expenses associated with leases and agricultural services. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 10.6% during the fiscal year ended June 30, 2020 to 9.6% during the fiscal year ended June 30, 2021.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment remains constant in ARS 2 million for both fiscal years.

Others. Selling expenses from the Others segment increased by 22.4% from ARS 540 million in the fiscal year ended June 30, 2020 to ARS 661 million in the fiscal year ended June 30, 2021. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, decreased from 7.7% during the fiscal year ended June 30, 2020 to 7.5% during the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

Shopping Malls. Selling expenses of the Shopping Malls segment decreased by 57.7%, from ARS 1,751 million during the fiscal year ended June 30, 2020, to ARS 740 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) a decrease in the charge of taxes, rates and contributions of ARS 470 million; ii) a decrease in the charge of doubtful accounts of ARS 458 million; and iii) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 47 million. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, decreased from 12.0% during the fiscal year ended June 30, 2020, to 8.5% during the fiscal year ended June 30, 2021.

Offices. Selling expenses associated with our Offices segment increased by 65.9%, from ARS 185 million during the fiscal year ended June 30, 2020, to ARS 307 million during the fiscal year ended June 30, 2021. Such variation was mainly generated as a result of: (i) an ARS 97 million increase in the charge of taxes, rates and contributions; (ii) an increase in the charge of doubtful accounts of ARS 26 million, partially offset by (ii) an ARS 5 million decrease in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, increased from 3.3% during the fiscal year ended June 30, 2020, to 7.0% during the fiscal year ended June 30, 2021.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 128.1%, from ARS 502 million during the fiscal year ended June 30, 2020, to ARS 1,145 million during the fiscal year ended June 30, 2021. Such variation was mainly generated by: (i) an ARS 388 million increase in fees and compensation; and (ii) an ARS 295 million increase in taxes, rates and contributions, both charges related to the sale of Bouchard Building and sale of floors in Boston Tower; partially offset by: (iii) a decrease of ARS 17 million in the charge of publicity, advertising and other commercial expenses, and, (iv) a decrease of ARS 8 million in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 24.8% during the fiscal year ended June 30, 2020, to 90.1% during the fiscal year ended June 30, 2021.

Hotels. Selling expenses associated with our Hotels segment decreased by 59.2%, from ARS 566 million during the fiscal year ended June 30, 2020, to ARS 231 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) an ARS 157 million decrease in taxes, rates and contributions; (ii) an ARS 54 million decrease in salaries, social security and other personnel administrative expenses; (iii) an ARS 41 million decrease in publicity, advertising and other commercial expenses; and (iv) an ARS 40 million decrease in fees and compensation for services. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, increased from 11.4% during the fiscal year ended June 30, 2020, to 15.3% during the fiscal year ended June 30, 2021.

Others. Selling expenses associated with our Others segment increased by 96.4%, from ARS 28 million during the fiscal year ended June 30, 2020, to ARS 55 million during the fiscal year ended June 30, 2021. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, decreased from 11.4% during the fiscal year ended June 30, 2020, to 8.1% during the fiscal year ended June 30, 2021.

Other operating results, net 2021 vs 2020

Agricultural Business

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment decreased by ARS 7,977 million, from a gain of ARS 1,121 million in the fiscal year ended June 30, 2020 to a loss of ARS 6,856 million in the fiscal year ended 2021.

Land Transformation and Sales. Other operating results, net, from this segment increased by ARS 502 million from a gain of ARS 2,369 million in the fiscal year ended June 30, 2020 to a gain of ARS 2,871 million in the fiscal year ended June 30, 2021.

Others. Other operating results, net, associated with the Others segment decreased by ARS 47 million, from a gain of ARS 411 million in the fiscal year ended June 30, 2020 to a gain of ARS 364 million in the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by 592.9%, from a net profit of ARS 42 million during the fiscal year ended June 30, 2020, to a net loss of ARS 207 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) a decrease of ARS 262 million in interest and discount generated by operating credits, (ii) a decrease of ARS 25 million in management fees, partially offset by; (iii) a decrease of ARS 26 million in donations; and (iv) a decrease of ARS 22 million in the loss for lawsuits. Other operating results, net, from this segment, as a percentage of revenues from this segment, decreased from 0.3% positive during the fiscal year ended June 30, 2020, to 2.4% negative during the fiscal year ended June 30, 2021.

Offices. Other operating results, net associated with our Offices segment increased by 60.0%, from a net loss of ARS 20 million during the fiscal year ended June 30, 2020, to a net loss of ARS 8 million during the fiscal year ended June 30, 2021, mainly as a consequence of (i) a decrease of ARS 7 million in donations; and (ii) a decrease of ARS 3 million in the loss for lawsuits. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 0.4% negative during the fiscal year ended June 30, 2020, to 0.2% negative during the fiscal year ended June 30, 2021.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment increased by 92.8%, from a net loss of ARS 111 million during the fiscal year ended June 30, 2020, to a net loss of ARS 8 million during the fiscal year ended June 30, 2021, mainly due to (i) a decrease of ARS 77 million in the loss for lawsuits; partially offset by: (ii) a decrease of ARS 20 million in interest and discount generated by operating credits and (iii) an increase of ARS 14 million in donations. Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 5.5% negative during the fiscal year ended June 30, 2020, to 0.6% negative during the fiscal year ended June 30, 2021.

Hotels. Other operating results, net associated with the Hotels segment increased by 59.2%, from a net loss of ARS 49 million during the fiscal year ended June 30, 2020, to a net loss of ARS 20 million during fiscal year ended June 30, 2021, mainly due to lower charges from lawsuits and others. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.0% negative during the fiscal year ended June 30, 2020, to 1.3% negative during the fiscal year ended June 30, 2021.

Others. Other operating results, net associated with the Others segment decreased by 108.4%, from a net profit of ARS 166 million during the fiscal year ended June 30, 2020, to a net loss of ARS 14 million during the fiscal year ended June 30, 2021, mainly due to lack of income of fee charged to La Rural S.A. during the period ended June 30, 2021. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 67.5% positive during the fiscal year ended June 30, 2020, to 2.1% negative during the fiscal year ended June 30, 2021.

Management fees 2021 vs 2020

The company entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 518 million during fiscal year 2020. During fiscal year 2021 no results were recognized on this account.

Operating results 2021 vs 2020

Agricultural Business

Agricultural Production. Operating results of the Agricultural Production segment increased by ARS 2,383 million, from a profit of ARS 8,519 million in the fiscal year ended June 30, 2020 to a profit of ARS 10,902 million in the fiscal year ended June 30, 2021.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment increased by ARS 7,701 million, from a profit of ARS 6,284 million in the fiscal year ended June 30, 2020 to a profit of ARS 13.985 million in the fiscal year ended June 30, 2021.

Corporate. Operating results of this Corporate segment decreased by ARS 303 million from a loss of ARS 417 million in the fiscal year ended June 30, 2020 to a loss of ARS 720 million in the fiscal year ended June 30, 2021.

Others. Operating results of the Others segment increased by ARS 85 million from a ARS 1,773 million in the fiscal year ended June 30, 2020 to ARS 1,858 million in the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

Shopping Malls. Operating results associated with the Shopping Malls segment decreased from a profit of ARS 4,230 million during the fiscal year ended June 30, 2020, to a loss of ARS 29,345 million during the fiscal year ended June 30, 2021.

Offices. Operating results associated with our Offices segment decreased by 79.1%, from a net profit of ARS 59,324 million during the fiscal year ended June 30, 2020, to a net profit of ARS 12,372 million during the fiscal year ended June 30, 2021. Such variation was mainly due to an ARS 45,488 million decrease in the net gain / (loss) from fair value adjustments of investment properties. Operating results associated with the Offices segment, as a percentage of revenues from such segment, decreased from 1,056.3% during the fiscal year ended June 30, 2020, to 281.1% during the fiscal year ended June 30, 2021.

Sales and Developments. Operating results associated with our Sales and Developments segment decreased by 71.1%, from a net profit of ARS 31,546 million during the fiscal year ended June 30, 2020, to a net profit of ARS 9,119 million during the fiscal year ended June 30, 2021. Such decrease is mainly due to the net gain / (loss) from fair value adjustments of investment properties. Operating results associated with the Sales and Developments segment, as a percentage of revenues from this segment, decreased from 1,557.8% during the fiscal year ended June 30, 2020, to 717.5% during the fiscal year ended June 30, 2021.

Hotels. Operating results associated with the Hotels segment decreased by 395.0%, from a net profit of ARS 402 million during the fiscal year ended June 30, 2020, to a net loss of ARS 1,186 million during the fiscal year ended June 30, 2021. Such decrease is mainly due to the fact that revenues were significantly affected by a decline in the activity during the fiscal year 2021, attributable to the COVID-19 pandemic. Operating results associated with the Hotels segment, as a percentage of revenues from such segment, decreased from 8.1% positive during the fiscal year ended June 30, 2020, to 78.5% negative during the fiscal year ended June 30, 2021.

Others. Operating results associated with the Others segment increased from a net loss of ARS 956 million during the fiscal year ended June 30, 2020, to a net loss of ARS 359 million during the fiscal year ended June 30, 2021.

Share of profit/ (loss) of associates and joint ventures 2021 vs 2020

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures decreased by ARS 398 million (131.4%), from a profit of ARS 303 million in the fiscal year ended June 30, 2020 to a loss of ARS 95 million in the fiscal year ended June 30, 2021.

Agricultural Production. The share of profit/(loss) of associates and joint ventures in the Agricultural Production segment decreased by 25.2% from a profit of ARS 131 million in the fiscal year ended June 30, 2020 to a profit of ARS 98 million in the fiscal year ended June 30, 2021.

Others. The operating results in the Others segment decreased by 212.2% from a profit of ARS 172 million in the fiscal year ended June 30, 2020 to a loss of ARS 193 million in the fiscal year ended June 30, 2021.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit/(loss) of associates and joint ventures decreased by ARS 23,908 million (137.7%), from ARS 17,367 million profit in the fiscal year ended June 30, 2020 to ARS 6,541 million loss in the fiscal year ended June 30, 2021.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint ventures Quality S.A., Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. The share of profit / (loss) of our associate Manibil S.A., which was recorded in this line until its sale, decreased by ARS 26 million during the fiscal year ended June 30, 2021.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Other. The share of profit / (loss) of associates from the Others segment decreased by 137.5%, from a net profit of ARS 17,367 million during the fiscal year ended June 30, 2020, to a net loss of ARS 6,541 million during the fiscal year ended June 30, 2021, mainly as a result of the variation from our investments in New Lipstick for ARS 19,187 million negative and in TGLT S.A. in the amount of ARS 3,264 million negative.

Financial results, net 2021 vs 2020

The Group financial results, net recorded a variation of ARS 60,574 million, from a loss of ARS 50,397 million in the fiscal year ended June 30, 2020 to a profit of ARS 10,177 million in the fiscal year ended June 30, 2021. This was mainly due to: (i) Increase in foreign exchange rate, net in the Agricultural Business and Urban Properties and Investment Business of ARS 42,098 million, from a loss of ARS 24,906 million, to a profit of ARS 17,192 million because of the appreciation of the peso against the dollar in real terms, compared to the devaluation in the previous year; and (ii) an increase in gain of ARS 14,196 million in results from the valuation at fair value of financial assets and financial liabilities as a result of the holding of sovereign bonds.

Income Tax 2021 vs 2020

The Company adopts the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of ARS 19,593 million during the fiscal year ended June 30, 2020, to a loss of ARS 45,817 million during the fiscal year ended June 30, 2021, out of which a loss of ARS 10,278 million derives from the agricultural business and a loss of ARS 35,539 million derives from the urban properties and investment.

Due to the enactment of Law 27,630 published in the Official Gazette on June 16, 2021 and effective for the years beginning on January 1, 2021, the current rates for corporate income tax are modified according to the following scale:

Accumulated net taxable profit
More of	To	Will pay	More %	On the surplus of
—	5,000,000	—	25%	—
5,000,000	50,000,000	1,250,000	30%	5,000,000
50,000,000	Onwards	14,750,000	35%	50,000,000

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

Net profit/(loss) 2021 vs 2020

As a result of the factors described above, our net profit/(loss) for the year, including the effect of discontinued operations, decreased by ARS 89,444 million from a net profit of ARS 49,265 million in the fiscal year ended on June 30, 2020 to a net loss of ARS 40,179 million in the fiscal year ended June 30, 2021, out of which a profit of ARS 21,944 million derives from the agricultural business, and a loss of ARS 62,123 million derives from the urban properties and investment business.

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

Our material cash requirements from known contractual and other obligations mainly consist of obligations under our borrowings. As of June 30, 2022, we expected to incur a total of ARS 141,431 million under our borrowings, consisting of ARS 95,267 million due within one year, ARS 43,046 million due within one to three years and ARS 3,118 million due within four to five years.

Cash Flows

The table below shows our cash flow for the fiscal years ended June 30, 2022, 2021 and 2020:

	(in million of ARS)
	06.30.22	06.30.21	06.30.20
Net cash generated from operating activities	21,807	14,573	88,014
Net cash generated from investing activities	12,894	119,929	111,462
Net cash used in financing activities	(37,016)	(87,967)	(191,052)
Net (decrease)/ increase in cash and cash equivalents	(2,315)	46,535	8,424

As of June 30, 2022, we had negative working capital of ARS 34,591 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2022, in our Agricultural Business, we had positive working capital of ARS 11,318 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2022, in our Urban Properties and Investments Business, our Operation Center in Argentina had negative working capital of ARS 45,909 million (calculated as current assets less current liabilities as of such date).

On July 6, 2022, CRESUD completed the exchange of its Series XXIII Notes, for an aggregate principal amount of USD 98,422,999, which represents 86.98% of the outstanding aggregate principal amount of the Series XXIII Notes. For more information see “Recent Developments – Cresud’s Recent Developments – Exchange Offer - Series XXIII Notes”.

On July 6, 2022, IRSA completed the exchange of its Series II Notes, for an aggregate principal amount of USD 238,985,000, which represents 66.38% of the outstanding aggregate principal amount of the Series II Notes. For more information see “Recent Developments – IRSA’s Recent Developments – Exchange Offer - Series II Notes, originally issued by IRSA CP, for Series XIV”.

Also, on August 17, 2022, IRSA sold and transferred one floor of the tower “200 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,184 sqm and 8 parking lots located in the building. The transaction price was approximately USD 12.6 million (USD/sqm 10,600), which had already been paid. For more information see “Recent Developments – IRSA’s Recent Developments – 200 Della Paolera tower floor sale”.

At the same date, our Urban Properties and Investments Business had cash and cash equivalents of ARS 12,776 million.

As stated in Note 1 to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed, therefore, we lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for the fiscal years ended June 30, 2021 and 2020.

As stated in Note 4 to the consolidated financial statements as of June 30, 2021, due to the sale of Carnes Pampeanas S.A. on February 24, 2021, the results of this subsidiary have been reclassified to discontinued operations for the fiscal years ended June 30, 2021 and 2020.

Operating activities

Fiscal year ended June 30, 2022

Our operating activities for the fiscal year ended June 30, 2022 generated net cash inflows of ARS 23,034 million, originated from continuing operations, mainly due to (i) an operating income for ARS 7.053 million, (ii) a decrease in biological assets for ARS 19,726 million, (iii) a decrease in trade and other receivables for ARS 4,578 million partially offset by (iv) decrease in trade and other payables for ARS 6,623 million and (v) a decrease in lease liabilities for ARS 1,905 million.

Fiscal year ended June 30, 2021

Our operating activities for the fiscal year ended June 30, 2021 generated net cash inflows of ARS 15,050 million, of which ARS 5,395 million are originated in discontinued operations and ARS 9,655 million are from continuing operations, mainly due to (i) a decrease in biological assets for ARS 14,780 million, (ii) a decrease in trades and other receivables for ARS 6,861 million, and (iii) an operating income for ARS 1,414 million partially offset by (iv) an increase in inventory for ARS 7,607 million, (v) a decrease in lease liabilities for ARS 2,681 million and (vi) a net variation in derivative financial instruments for ARS 3,273 million.

Fiscal year ended June 30, 2020

Our operating activities for the fiscal year ended June 30, 2020 generated net cash inflows of ARS 89,616 million, of which ARS 59,595 million are originated in discontinued operations and ARS 30,021 million are from continuing operations, mainly due to (i) an operating income for ARS 18,210 million, (ii) a decrease in trades and other receivables for ARS 13,206 million and (iii) a decrease in biological assets for ARS 12,331 million partially offset by (iv) an increase in trade and other payables for ARS 7,182 million and (v) an increase of right to use assets for ARS 2,593 million.

Investment activities

Fiscal year ended June 30, 2022

Our investing activities resulted in net cash inflows of ARS 12,894 million, originated from continuing operations for the fiscal year ended June 30, 2022, mainly due to (i) ARS 25,977 million derived from proceeds from sales of investment properties, (ii) ARS 18,089 million proceeds from disposal of investments in financial assets partially offset by (iii) ARS 27,186 million used in the acquisition of investments in financial assets, (iv) ARS 4,022 million used in the acquisition and improvement in property, plant and equipment and (v) acquisitions and improvement of investment properties for ARS 6,134 million.

Fiscal year ended June 30, 2021

Our investing activities resulted in net cash inflows of ARS 119,929 million, of which ARS 72,320 million are originated in discontinued operations and ARS 47,609 are from continuing operations for the fiscal year ended June 30, 2021, mainly due to (i) ARS 30,394 million derived from proceeds from sales of investment properties, (ii) ARS 52,348 million proceeds from disposal of investments in financial assets partially offset by (iii) ARS 27,482 million used in the acquisition of investments in financial assets, (iv) ARS 3,316 million used in the acquisition and improvement in property, plant and equipment and (v) ARS 1,638 million used in the acquisition and improvement of investment properties.

Fiscal year ended June 30, 2020

Our investing activities resulted in net cash inflows of ARS 111,462 million, of which ARS 100,213 million are originated in discontinued operations and an inflow of funds from continued activities of ARS 11,249 million for the fiscal year ended June 30, 2020, mainly due to (i) ARS 45,874 million proceeds from disposal of investments in financial assets partially offset by, (ii) ARS 34,308 million used in the acquisition of investments in financial assets (iii) ARS 3,453 million used in the acquisition and improvement in property, plant and equipment and (iv) ARS 9,057 million used in the acquisition and improvements of investment properties.

Financing activities

Fiscal year ended June 30, 2022

Our financing activities for the fiscal year ended June 30, 2022 resulted in net cash outflows of ARS 37,016 million, corresponding to continued activities, mainly due to (i) the payment of borrowing and non-convertible notes for ARS 41,660 million and (ii) the payment of interest on short-term, long-term debt of ARS 16,211 million and (iii) dividends paid to non-controlling interest in subsidiaries for ARS 7,780 million partially offset by (iv) borrowings and issuance of non-convertible notes for ARS 26,522 million, and (v) sales of non-convertible notes in portfolio for ARS 4,320 million.

Fiscal year ended June 30, 2021

Our financing activities for the fiscal year ended June 30, 2021 resulted in net cash outflows of ARS 87,967 million, corresponding ARS 29,679 million to discontinued activities, and ARS 58,288 million to continued activities, mainly due to (i) the payment of borrowing and non-convertible notes for ARS 153,450 million and (ii) the payment of interest on short-term and long-term debt of ARS 33,680 million partially offset by (iii) borrowings and issuance of non-convertible notes for ARS 93,608 million, (iv) charge for issuance of shares and other equity instruments for ARS 20,719 million and (v) sales of non-convertible notes in portfolio for ARS 11,574 million.

Fiscal year ended June 30, 2020

Our financing activities for the fiscal year ended June 30, 2020 resulted in net cash outflows of ARS 191,052 million, corresponding ARS 172,654 million to discontinued activities, and ARS 18,398 million to continued activities, mainly due to (i) the payment of borrowing and non-convertible notes of ARS 75,909 million, (ii) the payment of interest on short-term and long-term debt of ARS 20,065 million, (iii) ARS 7,315 million corresponding to the net cancellation of short-term loans (iv) ARS 6,413 million due to repurchase of non-convertible notes, partially offset by (v) borrowings and issuance of non-convertible notes for ARS 95,884 million and (vi) proceeds from derivative financial instruments for ARS 12,177 million.

Capital Expenditures

Our capital expenditures were ARS 13,435 million, ARS 7,357 and ARS 30,447 million for the fiscal years ended June 30, 2022, 2021 and 2020, respectively, including other goods and equipment acquired in business combinations.

Our capital expenditures consisted of the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, communication networks, completion of the construction of a shopping center, construction of real estate and acquisition of land reserves.

Fiscal year ended June 30, 2022

During the fiscal year ended June 30, 2022, in our Urban Properties and Investments Business we invested ARS 9,751 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 335 million, primarily i) ARS 11 million in buildings and facilities, ii) ARS 53 million in machinery and equipment and others, iii) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 11 million, ARS 253 million and ARS 7 million, respectively); (b) improvements in our rental properties for ARS 2,731 million; (c) the development of properties for ARS 6,625 million.

During the fiscal year ended June 30, 2022, we invested in the Agricultural Business ARS 3,684 million mainly due (a) acquisition and development of owner occupied farmland for ARS 2,115 million (ARS 2,027 million of subsidiary BrasilAgro); (b) ARS 617 million in bearer plant; (c) ARS 406 million in other building and facilities; (d) ARS 405 million machinery and equipment; (e) ARS 124 million in vehicles, and (f) ARS 17 million in furniture and supplies

Fiscal year ended June 30, 2021

During the fiscal year ended June 30, 2021, we invested ARS 4,414 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 2,715 million, primarily i) ARS 259 million in buildings and facilities, ii) ARS 953 million in communication networks, iii) ARS 1,341 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 13 million, ARS 33 million and ARS 26 million, respectively) and v) ARS 90 million in agricultural establishments; (b) improvements in our rental properties for ARS 1,699 million, out of which ARS 1,609 million derive from our Operations Center in Argentina and ARS 90 million derive from the Operations Center in Israel.

During the fiscal year ended June 30, 2021, we invested in the Agricultural Business ARS 2,943 million mainly due (a) acquisition and development of owner occupied farmland for ARS 2,100 million (ARS 1,735 million of subsidiary BrasilAgro); (b) ARS 248 million in bearer plant; (c) ARS 123 million in other building and facilities; (d) ARS 275 million machinery and equipment; (e) ARS 64 million in vehicles; (f) ARS 21 million in furniture and supplies; and (g) ARS 112 million destined to suppliers advances for proprieties acquisitions.

Fiscal year ended June 30, 2020

During the fiscal year ended June 30, 2020, we invested ARS 27,415 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 13,968 million, primarily i) ARS 817 million in buildings and facilities, ii) ARS 8,416 million in communication networks, iii) ARS 4,354 million in machinery and equipment and others iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 34 million, ARS 151 million and ARS 108 million, respectively) and v) ARS 89 million in agricultural establishments; (b) improvements in our rental properties of ARS 6,651 million, out of which ARS 4,695 million derive from our Operations Center in Argentina and ARS 1,956 million derive from the Operations Center in Israel; (c) the development of properties for ARS 6,795 million.

During the fiscal year ended June 30, 2020, we invested ARS 3,032 million mainly due (a) acquisition and development of owner occupied farmland for ARS 1,786 million (ARS 1,407 million of subsidiary BrasilAgro); (b) ARS 769 million in bearer plant; (c) ARS 138 million in other building and facilities; (d) ARS 143 million machinery and equipment; (e) ARS 67 million in vehicles; (f) ARS 13 million in furniture and supplies; and (g) ARS 116 million destined to suppliers advances for proprieties acquisitions.

Indebtedness

As of June 30, 2022, we had total loans in the amount of ARS 141,431 million. The following table sets forth the scheduled maturities of our outstanding debt:

Capital	Agricultural Business	Urban properties and investments	Total
	(million of ARS)
Less than 1 year	31,878	60,208	92,086
More than 1 and up to 2 years	14,348	10,469	24,817
More than 2 and up to 3 years	14,445	2,087	16,532
More than 3 and up to 4 years	1,519	106	1,625
More than 4 and up to 5 years	1,422	253	1,675
More than 5 years	1,379	—	1,379
	64,991	73,123	138,114
Interest
Less than 1 year	1,706	1,475	3,181
More than 1 and up to 3 years	—	63	63
More than 3 and up to 4 years	—	9	9
More than 4 and up to 5 years	—	64	64
	1,706	1,611	3,317
	66,697	74,734	141,431

	Agricultural Business	Urban properties and investments	Total
	(million of ARS)
Non-convertible Notes	47,614	66,216	113,830
Bank loans and others	10,986	1,012	11,998
Bank overdrafts	8,097	5,871	13,968
Others	—	1,014	1,014
AABE debt	—	405	405
Loans with non-controlling interests	—	216	216
	66,697	74,734	141,431

The composition and fair value of the loans as of June 30, 2022 and June 30, 2021 are as follows:

	Book value		Fair value
	06.30.2022	06.30.2021	06.30.2022	06.30.2021
	(million of ARS)
NCN	113,830	146,397	98,198	140,402
Bank loans	11,998	29,896	11,998	29,896
Bank overdrafts	13,968	15,270	13,968	15,270
Other borrowings	1,635	3,031	1,635	3,031
Total borrowings	141,431	194,594	125,799	188,599
Non-current	46,164	120,089
Current	95,267	74,505
Total	141,431	194,594

The following tables describe our total debt as of June 30, 2022:

Agricultural business	Currency	Annual Average Interest Rate	Face Value	Book value
			(in million of the corresponding currency of the debt)	(in million ARS)
Cresud’s Series XXIII Notes (1)	USD	6.50%	113	11,858
Cresud’s Series XXX Notes	USD	2.00%	25	3,129
Cresud’s Series XXXI Notes	USD	9.00%	31	125
Cresud’s Series XXXII Notes	USD	9.00%	34	4,333
Cresud’s Series XXXIII Notes	USD	6.99%	19	2,422
Cresud’s Series XXXIV Notes	USD	6.99%	36	2,980
Cresud’s Series XXXV Notes	USD	3.50%	42	5,268
Cresud’s Series XXXVI Notes	USD	2.00%	41	5,090
Cresud’s Series XXXVII Notes	USD	5.50%	24	3,024
Bank loans	USD	2.00%	2	271
Bank loans	ARS	38.00%	1,650	1,670
Bank loans	ARS	42.00%	1,220	1,523
Bank overdrafts	ARS	34.00% to 42.50%	—	8,097
BrasilAgro’s Notes	BRL	106.50% to 110.00% e Pré 5.37 + TLP 100%	330	7,843
Bank loans	BRL	3.24% to 6.34% + CDI a 100%	20	468
Bank loans	BRL	3.50%	10	230
Bank loans	BRL	6.34% to 7.64%	11	255
Bank loans	BRL	3.76% to 6.76%	34	807
Bank loans	USD	7.00% to 9.50%	9	1,176
FyO’s Notes	USD	0.00%	12	1,542
Bank overdrafts	ARS	From 34.00% to 80.00%	—	246
Bank loans	USD	5.75%	35	4,340
				66,697

(5)

On July 6, 2022, we completed the exchange of our Series XXIII Notes, in an aggregate principal amount of USD 113,158,632, maturing on February 16, 2023. On July 6, 2022, the expiration of the exchange offer was announced, USD 98,422,999 of Series XXIII Notes were validly tendered and accepted, representing 86.98% of acceptance. On July 8, the exchange offer was settled, the Series XXXVIII Notes were issued, for an amount of USD 70.6 million, and Series XXIII Notes were partially canceled, consequently the outstanding amount is USD 14,735,633.

Urban Properties and Investments Business	Currency	Annual Average Interest Rate	Face Value	Book value (in million ARS)
		(in million of the corresponding currency of the debt)	(in million of ARS)
IRSA’s 2023 Notes – Series I	USD	10.00%	3	389
IRSA’s 2023 Notes – Series II (1)	USD	8.75%	351	44,863
IRSA’s 2023 Notes – Series VIII	USD	10.00%	18	2,364
IRSA’s 2023 Notes – Series IX	USD	10.00%	56	7,339
IRSA’s 2024 Notes – Series XI	USD	5.00%	13	1,583
IRSA’s 2024 Notes – Series XII (2)	ARS	4.00%	44	5,935
IRSA’s 2024 Notes – Series XIII	USD	3.90%	30	3,743
Loans with non-controlling interests	USD	5.00%	1	215
Bank loans	USD	Libor + 1.90%	8	1,012
AABE Debt	ARS	Libor	373	405
Others	USD/ARS	NA	—	1,015
Bank overdrafts	ARS	From 34.00% to 80.00%	—	5,871
				74,734

(1)

Originally issued by IRSA Propiedades Comerciales S.A. On May 16, 2022, we announced the exchange offer of Notes Series II for Notes Series XIV (for more information see “Issue of Notes Series XIV (Exchange offer of Notes Series II))", with the purpose to carry out the refinancing of Notes Series II. On July 6, 2022, the exchange was completed, in which USD 238,985,000 of Notes Series II were presented and accepted, which represents 66.38% of acceptance. On July 8, the settlement of the exchange proceeded, where the new Notes Series XIV were issued and the partial cancellation of the Notes Series II was carried out, leaving an outstanding amount of USD 121,015,000.

(2)	Series XII denominated in UVA and payable in ARS. Nominal value UVA 44 million

Agricultural Business Series XXIII Notes

On February 16, 2018, we issued the Series XXIII Notes, for USD 113.2, bearing a fixed interest rate of 6.5% payable semiannually, denominated and payable in dollars, which matures on February 16, 2023. The issue price was 100%.

As a consequence of the regulations established by the Central Bank, and once the corresponding authorizations were obtained, on June 16, 2022, we announced the exchange offer of Series XXIII Notes for Series XXXVIII Notes (for more information see “Series XXXVIII Notes (Exchange of Series XXIII Notes)”), in order to carry out the refinancing of Series XXIII Notes.

On July 6, 2022, we announced the expiration of the exchange offer, a total of USD 98,422,999 of Series XXIII Notes were validly tendered and accepted, representing an acceptance of 86.98%. On July 8, the exchange offer was settled, new Series XXXVIII Notes were issued and Series XXIII Notes were partially canceled, the outstanding amount is USD 14,735,633.

Series XXX Notes

On August 31, 2020, we issued the Series XXX Notes, denominated in dollars and payable in Pesos at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 25.0 million at a fixed rate of 2.0%, maturing 36 months from the date of issuance with quarterly interest payments and principal expiring at maturity. The issue price was 100%.

Series XXXI y XXXII Notes (Exchange of Series XXIV Notes)

On November 12, 2020, the company carried out an exchange offer of its Series XXIV Notes, for a face value of USD 73.6 million A total amount of USD 65.1 million of Series XXIV Notes were tendered and accepted for the Exchange (for both Series) which represents 88.41% acceptance, through the participation of 1,098 orders.

As a result of the exchange, Series XXXI and XXXII Notes were issued, which are described below:

•

Series XXXI: denominated and payable in U.S. dollars for USD 1.3 million at a fixed rate of 9.0%, with quarterly interest payments. The principal payment will be made in three installments, as follows: 33% on November 12, 2021, 33% on November 12, 2022, and 34% on November 12, 2023. The issue price was 100.0%.

•

Series XXXII: denominated and payable in U.S. dollars for USD 34.3 million at a fixed rate of 9.0%, with quarterly interest payments. The principal payment will be in one installment on November 12, 2022. The issue price was 100.0%.

Exchange Offer Series XXV Notes

As consequence of the regulations established by the Central Bank, the issuance of the Series XXXIII and XXXIV Notes were carried out, in order to refinance the Series XXV Notes for a face value of USD 59,561,897. In this regard, the maturity and cancelation of the XXV Notes took place on July 12, 2021.

As a result of the exchange, Series XXXIV Notes were issued, which are described below:

•

Series XXXIV: denominated and payable in U.S. dollars for USD 35.7 million at a fixed rate of 6.99%, with semi-annual interest payments. The principal payment will be made in three semi-annual installments, payable as follows: 33% on June 30, 2022, 33% on June 30, 2023, and 34% on June 30, 2024. The issue price was 100%.

On July 5, 2021, we completed the exchange operation of the Series XXV Notes with a nominal value of USD 59.6 million. The nominal value of Existing Notes presented and accepted on the Exchange was approximately USD 18.8 million. The main characteristics of the issuance are detailed below:

•

Series XXXIII Notes: denominated and payable in U.S. dollars for USD 18.8 million at a fixed rate of 6.99%, with semi-annual interest payments. The principal payment will be made in semi-annual installments, as follows: 33% on July 6, 2022, 33% on July 6, 2023, and 34% on July 6, 2024. The issue price was 100%

Series XXXV Notes

On September 13, 2021, we issued in the local market a total amount of USD 41.9 million through the following Notes:

•

Series XXXV: denominated in U.S. dollars and payable in Pesos at the applicable exchange rate for USD 41.9 million at a fixed rate of 3.5%, with semi-annual interest payments. The principal payment will be made in three installments, counted from the date of issuance: the first for 25% of the nominal value on September 13, 2023; the second for 25% on March 13, 2024, and the third for 50% of the nominal value on September 13, 2024. The price of issuance was 100.0% of the nominal value.

Series XXXVI Notes

On February 18, 2022, we issued in the local market a total amount of USD 40.6 million through the following Notes:

Series XXXVI Notes: denominated in U.S. dollars and payable in Pesos at the applicable exchange rate for USD 40.6 million at a fixed rate of 2.0%, with semi-annual interest payments. The principal payment will be in one installment, on February 18, 2025. The price of issuance was 100.0% of the nominal value.

The proceeds have been used to refinance short-term liabilities.

Series XXXVII Notes

On June 15, 2022, we issued in the local market a total amount of USD 24.4 million through the following Notes:

Series XXXVII Notes: denominated and payable in U.S. dollars for USD 24.4 million at a fixed rate of 5.5%, with semi-annual interest payments (except for the last installment, which will be due three months after the previous interest period). The principal payment will be in one installment, on March 15, 2025. The price of issuance was 100.0% of the nominal value.

The proceeds have been used to refinance short-term liabilities and/or working capital.

Series XXXVIII Notes (Exchange of Series XXIII Notes)

As a consequence of the regulations established by the Central Bank, on July 6, 2022, we completed the exchange of our Series XXIII Notes, in an aggregate principal amount of USD 113,158,632, maturing on February 16, 2023. On July 6, 2022, the expiration of the exchange offer was announced, USD 98,422,999 of Series XXIII Notes were validly tendered and accepted, representing 86.98% of acceptance. On July 8, the exchange offer was settled, the Series XXXVIII Notes were issued, for an amount of USD 70.6 million, and Series XXIII Notes were partially canceled, consequently the outstanding amount is USD 14,735,633.

The exchange offer provided two alternatives:

-

Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XXXVIII Notes. For every USD 1 offered, the holder received USD 0.6913 plus the remaining amount to complete USD 1 for each USD 1 of Series XXIII Notes presented for the exchange, in Series XXXVIII Notes. Under Option A, 43.40% of the notes were accepted.

-	Option B: For each USD 1 of Series XXIII Notes tendered and accepted the bondholder received in exchange USD 1,03 Series XXXVIII Notes. Under Option B, 56.60% of the notes were accepted.

In both options, the interest accrued as of settlement date was paid.

Series XXXVIII Notes will mature on March 3, 2026 and will accrue interest at a fixed rate of 8.00%, with interest payable semi-annually on January 3 and July 3 from 2023 to 2026, and at maturity. Amortization of principal will be in one installment on March 3, 2026. The issue price was 100%.

Series XXXIX Notes

Subsequently, on August 23, 2022, we issued in the local market a total amount of ARS 5.122,5 million (equivalent at the time of issuance to approximately USD 37.7 million) through the following Notes:

Series XXXIX Notes: denominated and payable in Pesos for ARS 5.122,5 million at a variable rate (private Badlar + 1.0%), with quarterly payments. The principal payment will be in one installment at maturity, on February 23, 2024. The price of issuance was 100.0% of the nominal value.

The proceeds have been used to refinance short-term liabilities and/or working capital. For more information see “Recent Development – Local Bond Issuance – Series XXXIX Notes”.

Helmir bank loan

On May 11, 2021, our subsidiary Helmir subscribed a loan with Itaú Unibanco S.A. for USD 35 million with an annual fixed rate of 5.75% and semiannual interest payments. The maturity will be on May 11, 2024. The loan has as collateral 18,548,770 BrasilAgro ADRs shares and the proceeds were used to excercise BrasilAgro’s warrants.

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

Series I Notes (issued by FYO)

On October 22, 2021, FYO issued its first bond in the local market for an amount of USD 12.3 million. The note is dollar denominated and payable in Pesos at the applicable exchange rate, with an annual fixed rate of 0.0%, and maturity on October 22, 2023. The issue price was 100.0% of the nominal value.

Series II Notes (issued by FYO)

On July 25, 2022, FYO issued its second bond in the local market for an amount of USD 15.0 million. The note is dollar denominated and payable in Pesos at the applicable exchange rate, with an annual fixed rate of 0.0%, and maturity on July 25, 2025. The issue price was 100.0% of the nominal value.

The proceeds have been used mainly to attend working capital needs.

Urban Properties and Investments Business

Series II Notes (originally issued by IRSA Propiedades Comerciales S.A.)

On March 23, 2016, Series II Notes were issued in an aggregate principal amount of USD 360 million, under New York Law. Series II Notes accrue interest semi-annually, at an annual fixed rate of 8.75% and mature on March 23, 2023. The issuance price was 98.722% of the nominal value.

Likewise, as a result of the merger between IRSA and IRSA CP, on May 16, 2022, IRSA signed an amendment of the indenture for Series II, where IRSA expressly assumes the obligations under the Series II.

As a consequence of the regulations established by the Central Bank, and once the corresponding authorizations were obtained, on May 16, 2022, IRSA announced the exchange offer of Series II Notes for Series XIV Notes (for more information see “Series XIV Notes (Exchange of Series II Notes)”), in order to carry out the refinancing of Series II Notes.

On July 6, 2022, the expiration of the exchange was announced, USD 238,985,000 of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued and the Series II Notes were partially canceled, with the outstanding principal amount being USD 121,015,000.

Series II Notes due 2023 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

To incur additional indebtedness, IRSA is required to meet a minimum 2.00 to 1.00 Consolidated Interest Coverage Ratio. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated net interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

The Series II Notes contain financial covenants limiting IRSA’s ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

(a)	no Event of Default shall have occurred and be continuing;

(b)	IRSA may incur at least USD 1.00 worth of additional debt pursuant to the “Restriction on Additional Indebtedness”;

I and the aggregate amount of such dividend exceeds the sum of:

(i)

100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2015 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and

(ii)

any reductions of Indebtedness of IRSA on a consolidated basis after the Issue Date any reductions of Indebtedness of after the Issue Date exchanged for to Capital Stock of the IRSA or its Subsidiaries.

Series I Notes

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

As a consequence of the restrictions on access to the Foreign Exchange Market, on October 22, 2020, IRSA launched an exchange offer on its Series I Notes due on November 15, 2020.

The exchange offer ended on November 10, 2020 with an acceptance of 98.31%, so the percentage to change essential conditions of Series I was reached. On November 12, 2020, IRSA canceled Nominal Value of USD 178,458,188 of Series I Notes, after the cancellation the outstanding principal amount is USD 3,060,519, as was mentioned, expiration date was changed, among others modifications, until March 1, 2023 (for more information see “Series VIII and IX”).

Series VIII and IX Notes

On November 12, 2020, IRSA carried out an exchange offer of its Series I Notes, for a face value of USD 181.5 million.

Face Value of Series I Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

As a result of the exchange, Series VIII and IX Notes were issued, which are described below:

•

Series VIII: denominated and payable in U.S. Dollars for USD 31.7 million at a fixed rate of 10.0%, with quarterly payments. The principal payment will be in three installments of the capital: 33% on November 12, 2021, 33% on November 12, 2022, and 34% on November 12, 2023. The issuance price was 100.0% of the face value.

•

Series IX: denominated and payable in U.S. Dollars for USD 80.7 million (includes USD 6,505,560 that were subscribed in cash) at a fixed rate of 10.0%, with quarterly payments. The principal payment will be in one installment on March 1, 2023. The issuance price was 100.0% of the face value.

Also, considering that consent has been obtained for an amount greater than 90% of the capital of the Series I Notes, the Company has modified and replaced the following essential and non-essential terms and conditions of the Series I Note.

By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of “Certain Commitments” and “Events of Default” is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes. Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced: (i) Expiration Date: It will be March 1, 2023, and (ii) Interest Payment Dates: will be the same dates reported for Series IX in the Notice of Results.

Series X, XI and XII Notes

On March 31, 2021, IRSA issued in the local market a total amount of USD 65.5 million through the following Notes:

•

Series X: denominated and payable in pesos for ARS 701.6 million (equivalent at the time of issuance to USD 7.6 million) at a variable rate (private BADLAR + 5.0%) with quarterly payments. Price of issuance was 100.0% of the nominal value. The principal was paid on March 31, 2022.

•

Series XI: denominated in USD and payable in ARS at the applicable exchange rate for USD 15.8 million at a fixed rate of 5.0%, with semiannual payments plus, if applicable, the Premium Factor in the first year (as defined in the corresponding prospectus supplement) and principal expiring on March 31, 2024. Price of issuance was 98.39% of the face value (IRR 5.6%).

•

Series XII: denominated in UVA and payable in ARS at the applicable UVA value for UVA 53.8 million (equivalent at the time of issuance to ARS 3,868.2 million and USD 42.1 million) at a fixed rate of 4.0%, with semiannual payments and principal expiring on March 31, 2024. Price of issuance was 100.0% of the nominal value.

The proceeds have been used to refinance short-term liabilities and working capital.

On March 31, 2022, Series X denominated in pesos was fully canceled.

Series XIII

On August 26, 2021, IRSA issued in the local market a total amount of USD 58.1 million through the following Notes:

•

Series XIII: denominated in U.S. Dollars and payable in pesos at the applicable exchange rate for USD 58.1 million at a fixed rate of 3.9%, with semi-annual payments. The principal payment will be in three installments, counted from the date of issuance: the first for 25% of the nominal value on August 26, 2023; the second for 25% on February 26, 2024; and the third for 50% of the nominal value on August 26, 2024. Price of issuance was 100.0% of the nominal value.

The proceeds will be used to refinance short-term liabilities.

Series XIV Notes (Exchange of Series II Notes)

As consequence of the regulations established by the Central Bank, on July 6, 2022, IRSA completed the exchange of its Series II Notes, originally issued by IRSA Propiedades Comerciales S.A., in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 238,985,000 of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121,015,000.

The exchange offered two alternatives:

•

Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XIV Notes with a premium of 1,015 times. For each USD 1,000 tendered, the bondholder received USD 493.18 in cash and USD 514.42 in Series XIV Notes. Under Option A, 60.83% of the notes were accepted.

•	Option B: For each USD 1,000 of Series II Notes the bondholder received 1,030 of Series XIV Notes. Under Option B, 39.17% of the notes were accepted.

In both options, the interest accrued as of settlement date was paid.

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%.

Series XIV Notes due 2028 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

To incur additional indebtedness, IRSA is required to meet a minimum 2.00 to 1.00 Consolidated Interest Coverage Ratio. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated net interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

The Series XIV Notes contain financial covenants limiting IRSA’s ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

(a)	no Event of Default shall have occurred and be continuing;

(b)	IRSA may incur at least USD 1.00 worth of additional debt pursuant to the “Restriction on Additional Indebtedness”;

(c)	and the aggregate amount of such dividend exceeds the sum of:

(i)

100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2020 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and

(ii)

any reductions of Indebtedness of IRSA on a consolidated basis after the Issue Date any reductions of Indebtedness of after the Issue Date exchanged for to Capital Stock of the IRSA or its Subsidiaries.

For more information related to exchange controls see “Item 10. Additional Information—D. Exchange Controls”.

C. Research and Developments, Patents and Licenses

Investments in technology, in our agricultural business, amounted to ARS 27 million, ARS 33 million and ARS 37 million for fiscal years 2022, 2021 and 2020 respectively. Our total technology investments aimed to increase the productivity of purchased land have amounted to ARS 5,563 million since fiscal year 1995.

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

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world GDP is expected to grow 3.2% in 2022. As with the July 2022 WEO projections, there is a higher-than-usual degree of uncertainty around this forecast. Several shocks have hit a world economy already weakened by the pandemic: higher-than-expected inflation worldwide––especially in the United States and major European economies––triggering tighter financial conditions; a worse-than-anticipated slowdown in China, reflecting COVID- 19 outbreaks and lockdowns; and further negative spillovers from the war in Ukraine. Nevertheless, the baseline forecast assumed; a reduction in household purchasing power, due to a slower growth than expected, and tighter monetary policy drove a downward in the United States. In China, further lockdowns and the deepening real estate crisis have led growth to be revised down, with major global spillovers. And in Europe, significant downgrades reflect spillovers from the war in Ukraine and tighter monetary policy. Global inflation has been revised up due to food and energy prices as well as lingering supply-demand imbalances and is anticipated to reach 6.6 percent in advanced economies and 9.5 percent in emerging market and developing economies this year. In 2023, disinflationary monetary policy is expected to bite, with global output growing by just 2.9 percent.

The dollar’s appreciation in 2022—by about 5 percent in nominal effective terms as of June compared with December 2021 ––is also likely to have slowed world trade growth, considering the dollar’s dominant role in trade invoicing as well as negative financial balance sheet effects on demand and imports in countries with dollar-denominated liabilities.

On the other hand, Tighter financial conditions trigger debt distress in emerging market and developing economies. As advanced economy central banks raise interest rates to fight inflation, financial conditions worldwide will continue to tighten. The resulting increase in borrowing costs will, without correspondingly tighter domestic monetary policies, put pressure on international reserves and cause depreciation versus the dollar, inducing balance sheet valuation losses among economies with dollar-denominated net liabilities. Such challenges will come at a time when government financial positions in many countries are already stretched, implying less room for fiscal policy support, with 60 percent of low income countries in or at high risk of government debt distress (debt restructuring or accumulation of arrears)––up from about one-fifth a decade ago. Widespread capital flight from emerging market and developing economies could amplify this risk.

Argentine macroeconomic context

Shopping malls sales reached a total ARS 57,994.6 million in June 2022, which represents a 266.9% increase as compared to June 2021. Accumulated sales for the first six months, represent a 185.7% in current terms and 70.9% increase in real terms as compared to the same period of 2021.

The INDEC reported that, for the eight months ended August 30, 2022, industrial activity in Argentina increased by 6.1% compared to the same period in 2021. The textile industry accumulated a 18.2% growth during the first eight months of 2022 as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of July 31, 2021, increased by 5.6% compared to the same month in 2021.

Regarding the balance of payments, in the second quarter of 2022 the current account deficit reached USD 894 million, with USD 1,446 million allocated to the goods and services trade balance, and USD 2,904 million to the net primary deficit, and a surplus of USD 563 million to net secondary income.

During the second quarter of 2022, the financial account showed net outflow of USD 2,119 million, explained by the net acquisition of financial assets for USD 2,791 million, and net issuance of liabilities of USD 4,910 million. The sectors that have explained these outflows have been Central Bank for USD 1,283 million, offset by the net income of the Deposit-taking companies or USD 1,304 million, Government for USD 397 million and Other sectors for USD 1,701 million. The international reserves increased by USD 1,283 million during the second quarter of 2022.

In local financial markets, the Private Badlar rate in Pesos ranged from 34.13% to 50.63% in the period from July 2021 to June 2022, averaging 38.06% in June 2022 compared to 32.56% in June 2021. As of June 30, 2022, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 125.2300 Pesos per USD 1.00. As of June 30, 2022, Argentina’s country risk increased by 832 basis points in year-on-year terms. The debt premium paid by Argentina was 2,428 basis points in June 2022, compared to 357 basis points paid by Brazil and 473 basis points paid by Mexico.

As of October 25, 2022, the Private Badlar rate in Pesos peaked at 68.25%. As of October 26, 2022, the seller exchange rate quoted by Banco de la Nación Argentina was of ARS 155.39 pesos per USD 1.00. As of October 25, 2022, Argentina’s country risk increased by 834 basis points in year-on-year terms. The debt premium paid by Argentina was at 2,501 basis points as of October 25, 2022, compared to 266 basis points paid by Brazil and 426 basis points paid by Mexico as of that same date.

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

According to the World Agricultural Supply and Demand Estimates Repro published by the United States Department of Agriculture on October 12, 2022, world soybean production for the season 2022/2023 is expected to be about 390.99 million tons, an increase of 10.7% as compared to the season 2021/2022. Argentina, is one of the major exporters of Soybean together with Brazil, Paraguay and Uruguay. Argentina’s soybean production and soybean exports for the season 2022/2023 are expected to be about 51.00 million tons and 7.00 million tons, respectively. This means a 15.9% increase in Argentina’s soybean production, and a 150.0% increase on its soybean exports; compared with the season 2021/2022.

World corn production is expected to be about 1,168.74 million tons for season 2022/2023, 3.99% less than in the previous season. Argentina is the world’s second largest corn exporter after Brazil, and followed by Ukraine, Russia and South Africa. For the season 2022/2023 Argentina’s corn production and exports are expected to be about 55.0 million tons and 41.0 million tons, respectively. That means a 3.8% increase in Argentinia’s corn production, and a 5.1% increase on its corn exports; compared with the season 2021/2022.

The policies implemented by the new government ever since taking office have led to better projections for the agricultural industry. Mainly, the strong devaluation of the Peso, tax reductions on exports and special exchange rate for soybean products have improved the situation of agricultural growers.

World wheat production is expected to be about 781.70 million tons for season 2022/2023, an increase of 0.2% as compared to the season 2021/2022. Argentina’s wheat production and wheat exports for the season 2022/2023 are expected to be about 17.50 million tons and 12.00 million tons, respectively. This means a 22.2% decrease in Argentina’s wheat production, and a 26.2% decrease on its wheat exports; compared with the season 2021/2022.

Among the factors that contributed to a greater calm, highlights the acceleration of exports from Ukraine, after the reopening of the Black Sea ports through the Agreement of Istanbul. However, during October 2022, new sources of uncertainty, such as the heightened geopolitical tension between China and Taiwan and drought in the northern hemisphere, which could resume a period of higher volatility.

Cattle

According to the Institute for the Promotion of Beef (“IPCVA”), cattle slaughter during the second quarter of 2022 was slightly above 3.34 million heads, a moderately higher amount representing an increase of 6.3%, as compared to the values corresponding to the first quarter of 2022, when approximately 3.14 million bovines had been slaughtered. Compared to the second quarter of 2021, when about 3.17 million heads had been slaughtered, cattle slaughter showed moderate increases of 5.5%.

During the first half of 2022, bovine slaughter has resulted in approximately 6.48 million head, 2.2% above the values corresponding to the firsst six months of 2021, in which about 6.35 million bovines had been slaughtered. The moderate increase observed in bovine slaughter is greater than 136 thousand heads, which is explained by a rise in the slaughter of cows, of about 172 thousand heads, and of bulls, by about 11 thousand, which was offset by a lower slaughter of heifers, less by about 43 thousand heads than in the first half of the previous year, and also due to fewer steers and young bulls, about 3 thousand.

Beef production in the second quarter of 2022 showed a significant increases in terms of its aggregate volume of production in relation to the first quarter of 2022, going from 720 thousand tons of bone-in beef to 775 thousand tons.

Urban Properties and Investment Business

Evolution of Shopping Malls in Argentina

In August 2022, the Consumer Confidence Index (CCI) showed a 6.6% increase compared to July 2022, and a 6.8% decrease compared to August 2021. Shopping mall sales increased 266.9% in the fiscal 2022 compared to fiscal 2021. Accumulated sales for the first six months, represent a 185.7% in current terms and 70.9% increase in real terms as compared to the same period of 2021.

Evolution of Office Properties in Argentina

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by COVID19 brought with it a combination of lower demand, increased vacancies, and a slight decrease in the rental prices of category A + and A office buildings in Buenos Aires.

According to Colliers, the second quarter of 2022 closes with a vacancy in the order of 18.8% regarding the premium market of the City of Buenos Aires, slightly decreasing when compared to the previous quarter. Rental prices did not undergo major changes during the second quarter of the year 2022. Category A+ properties have an average price of 24.4 USD/sqm and class A properties of 19.3 USD/sqm. Regarding the average price per submarket, Catalinas and Norte CABA reflect the highest with records of 27.9 USD/sqm and 26.6 USD/sqm respectively.

Evolution of the Hotel industry in Argentina

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, in June 2022, overnight stays at hotel and parahotel establishments were estimated at 2.87 million, 355.8% more than the same month the previous year. Overnight stays by resident and nonresident travelers increased by 295.4% and 3,135.9%, respectively. Total travelers who stayed at hotels during June 2022 were 1.28 million, a 346.7% increase compared to the same month the previous year. The number of resident and nonresident travelers increased by 293.3% and 3,121.5%, respectively. The Room Occupancy Rate in June 2022 was 40.7%, compared to a 15.7% of the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 31.0%, compared to a 10.8% of the same month the previous year.

E.    Critical Accounting Estimates

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

Business continuity of cash-generating units.

Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).

		Should any of the assumptions made be inaccurate; this could lead to differences in the recoverable values of cash-generating units.	Note 8 - Investments in associates and joint ventures Note 10 – Property, plant and equipment Note 12 – Intangible assets
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

		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.3 – Scope of consolidation; “de facto control”
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 – Property, plant and equipment Note 12 – Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 9.	Incorrect valuation of investment property values	Note 9 – Investment properties
Income tax

The Company estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.

Additionally, the Company evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.

		Upon the improper determination of the provision for income tax, the Company will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 23 – Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Company’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.	Note 17 – Trade and other receivables
Level 2 and 3 financial instruments	Main assumptions used by the Company are:		Incorrect recognition of a charge to income / (loss).	Note 16 – Financial instruments by category
	•	Discounted projected income by interest rate
	•	Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.
	•	Comparable market multiple (EV/GMV ratio).
	•	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Company, such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 21 – Provisions
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

		Classification of a debt instrument in a manner whereby it will not reflect the change in the debt terms, which will affect the method of accounting recording.	Note 16 – Financial instruments by category (Financial liabilities)
Biological assets	Main assumptions used in valuation are yields, production costs, selling expenses, forwards of sales prices, discount rates.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 13.	Note 14 – Biological assets

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

The table below shows information about our regular directors and alternate (For information see, “Recent Developments- General Ordinary Shareholders’ Meeting”):

Directors (1)	Date of Birth	Position in Cresud	Term Expires (2)	Date appointed to the current office	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/23	10/26/20	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/23	10/26/20	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/22	10/30/19	1994
Jorge O. Fernández	01/08/1939	Regular Director	06/30/24	10/26/21	2003
Fernando A. Elsztain	01/04/1961	Regular Director	06/30/22	10/30/19	2004
Mariana Renata Carmona	02/11/1961	Regular Director	06/30/23	10/26/20	2020
Alejandro G. Casaretto	10/15/1952	Regular Director	06/30/23	10/26/20	2008
Liliana Glikin	03/29/1953	Regular Director	06/30/22	10/30/19	2019
Alejandro Bartolome	12/09/1954	Regular Director	06/30/22	10/30/19	2019
Gabriela Macagni	01/13/1964	Regular Director	06/30/22	03/11/20	2020
Gastón A. Lernoud	06/04/1968	Alternate Director	06/30/23	10/26/20	1999
Enrique Antonini	03/16/1950	Alternate Director	06/30/22	10/31/19	2007
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/22	10/31/19	2007
Ilan Elsztain	08/01/1992	Alternate Director	06/30/22	03/11/20	2020
Iair Elsztain	03/05/1995	Alternate Director	06/30/22	03/11/20	2020
Gabriel A.G. Reznik	11/18/1958	Alternate Director	06/30/24	10/26/21	2021
Pedro D. Labaqui Palacio	02/22/1943	Alternate Director	06/30/24	10/26/21	2021

_________________

(1)	The business address of our management is Carlos Della Paolera 261, 9th Floor, (C1001ADA) Buenos Aires, Argentina.
(2)	Term expires at the annual ordinary shareholders’ meeting.

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

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Eduardo S. Elsztain has been engaged in the real estate business for more than thirty years. He is the Chairman of the Board of Directors of IRSA Inversiones y Representaciones S.A., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., Austral Gold Ltd. and Consultores Assets Management S.A., among other companies. He also Chairs Fundación IRSA, is a member of the World Economic Forum, the Council of the Americas, the Group of Fifty and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as Vice President of the World Jewish Congress.

Saúl Zang. Mr. Zang holds a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-Chairman I of IRSA Inversiones y Representaciones S.A., Consultores Assets Management S.A. and other companies such as Fibesa S.A. and Chairman at Puerto Retiro S.A. He is also director of Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Alejandro Gustavo Elsztain holds an agricultural engineer degree from the Universidad de Buenos Aires. He completed the Advanced Management Program at Harvard Business School. He is currently serving as Vice-President II of IRSA Inversiones y Representaciones S.A., and Vice President of Fibesa S.A., Nuevas Fronteras S.A. and Hoteles Argentinos S.A.U. He is also director of BrasilAgro, a Brazilian agricultural company, FYO and Agrofy. He is also the president of Fundación Hillel Argentina.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from Universidad de Buenos Aires. He has performed professional activities at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial institutions and associations.

Fernando Adrián Elsztain. Mr. Fernando Adrián Elsztain holds an architecture degree from Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is Chairman of the Board of Directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA Inversiones y Representaciones S.A., Hoteles Argentinos S.A.U. and Llao Llao Resorts S.A., and an alternate director of Puerto Retiro S.A.

Mariana R. Carmona. Ms. Carmona has a degree on Psychology from the Universidad de Buenos Aires. She is a founder and director of the Fundación Museo de los Niños and member of IWF Argentina. She is also the Vice President I of Consultores Assets Management S.A.

Alejandro Gustavo Casaretto. Mr. Casaretto obtained a degree in agricultural engineering from Universidad de Buenos Aires. He has served as our technical manager, farm manager, and technical coordinator since 1975. He joined as a member of the board of directors from 2008.

Liliana Irene Glikin. Ms. Glikin has obtained a law degree from the Universidad de Buenos Aires and a journalist degree from the Journalism School of the “Circulo de la Prensa”. She is also law professor at the Universidad de Buenos Aires. She is partner and legal advisor in “Stolkiner y Asociados” firm.

Alejandro Mario Bartolome. Mr. Bartolomé has a degree in agronomy from the Universidad de Buenos Aires and also has a Master of Science from the Reading University, England. He is an entrepreneur and wine producer. He is co-founder and ex director of GDM, former Don Mario, a leader company focus on genetics in the world. He has worked as production manager and CEO of the Company.

Gabriela Macagni. Ms. Macagni has a degree in chemical engineering from the Technological Institute of Buenos Aires (ITBA) and postgraduate degrees in business from the Harvard Business School and the Stanford Business School. She started her career in 1987 as a consultant at Accenture. She worked at Citibank since 1990, developing in the investment banking area, where he was responsible for structuring operations for more than USD 2,000 million, in the local and international capital markets. As a senior manager in commercial banking, she led the Media and Telecommunications unit. After the 2002 crisis, she was responsible for the Corporate Restructuring area and in 2005 she was appointed member of the executive board, in charge of Strategic Planning. In 2001 she was appointed as executive manager of Endeavor. From 2015 to 2019, she served as an independent director of Grupo Supervielle (NYSE: SUPV) where she was a member of the Audit, Human Resources, Compliance and Corporate Governance Committees. She is currently a member of the board of Sofital S.A., a subsidiary of Grupo Supervielle, and the Superville Corporate Venture Fund. Likewise, she is a member of the ITBA board of directors and a trustee of the San Andrés Educational Civil Association.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree in Universidad El Salvador in 1992. He obtained a Master in Corporate Law in Universidad de Palermo in 1996. He has been senior associate in Zang, Bergel & Viñes Law Firm until June 2002, when he was joined Cresud as legal counsel until August 2022.

Enrique Antonini. Mr. Antonini holds a degree in law from the School of Law of Universidad de Buenos Aires. He has been director of Banco Mariva S.A. since 1992 until today, and alternate director of Mariva Bursátil S.A. since 2015. He is a member of the Argentine Banking Lawyers Committee and the International Bar Association. He is also currently Alternate Director of IRSA Inversiones y Representaciones S.A.

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

Ilan Elsztain. Mr. Elsztain holds a degree in economics from the University of Buenos Aires. He has previously worked in various of our group companies: Avenida, Fibesa and IRSA Propiedades Comerciales. He is currently alternate director of CAMSA, where he conducts research.

Iair Elsztain. Mr. Elsztain is currently studying for a degree in industrial engineering at the UADE Faculty of Engineering. He previously served as general manager at Iaacob House Hostel, he is currently working on the Israel Startup Experience (ISE) Entrepreneurship Project, which offers travel for young people with experience in Israel. He has also interned at Olive Tree Venture Capital (Tel Aviv), an investment fund dedicated to companies in the technology and healthcare industry. He is also alternate director of the board of IRSA Inversiones y Representaciones S.A.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from Universidad de Buenos Aires. He worked for IRSA since 1992 until May 2005 at which time he resigned. He had formerly worked for an independent construction company in Argentina. He is alternate director of IRSA Inversiones y Representaciones S.A. and regular director of Banco Hipotecario S.A.

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

Employment contracts with certain members of our board of directors

We do not have written contracts with our directors. However, Eduardo S. Elsztain, Saul Zang, Alejandro G. Elsztain, Fernando A. Elsztain and Alejandro G. Casaretto are employed by us under the Labor Contract Law No. 20,744.

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

The following table shows information about our current senior management of the Operations Center in Argentina (designated by the board of directors meeting):

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	CEO	1994
Matías I. Gaivironsky	02/23/1976	Chief Financial and Administrative Officer	2011
Alejandro Casaretto	10/15/1952	Chief Regional Agricultural Officer	2008
Diego Chillado Biaus	09/15/1978	Commercial Manager (1)	2019

____________

(1) Position designated as Senior Management on October 27, 2022.

The following is a biographical description of each of our senior managers who are not directors:

Matías Iván Gaivironsky. Mr. Gaivironsky holds a degree in business administration from Universidad de Buenos Aires and a master’s degree in finance from Universidad del CEMA. Since 1997 he has served in various positions at Tarshop, IRSA and the Company, and was appointed Chief Financial Officer in December 2011 and in early 2016 he was appointed as Chief Financial and Administrative Officer.

Diego Chillado Biaus. Mr. Diego Chillado Biaus obtained a degree in Administration and Agricultural Economics from Universidad de Buenos Aires. He has a master’s degree in Agribusiness from Universidad Austral. He is currently the Commercial Manager of Cresud, where he has served in several positions since 2005. He is also a member of the Board of Directors of FyO. Previously, he worked as Commercial Director of BrasilAgro and General Manager of Kumagro.

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

Supervisory Committee

The Argentine General Corporation Law and the Argentine Capital Market Law require any corporation that has made a public offering in Argentina, such as us, to have a supervisory committee (comisión fiscalizadora). Pursuant to the Argentine General Corporation Law, only lawyers and accountants admitted to practice in Argentina or civil partnerships composed of such persons may serve as statutory auditors in an Argentine sociedad anónima.

The primary responsibilities of the supervisory committee are to monitor the management’s compliance with the Argentine General Corporation Law, the applicable bylaws, regulations, if any, and the shareholders’ resolutions, and to perform other functions, including, but not limited to: (i) supervise and inspect the corporate books and records whenever necessary, but at least quarterly; (ii) attend meetings of the directors, executive committee, audit committee and shareholders; (iii) prepare an annual report concerning our financial condition and submit it to our shareholders at the ordinary annual meeting; (iv) provide certain information regarding the company, in response to the request of shareholders representing at least 2% of the capital stock; (v) call an extraordinary shareholders’ meeting when necessary, on its own initiative or at the request of the shareholders, or an ordinary one when our boards of directors fails to do so; (vi) supervise and monitor compliance with laws and regulations, the applicable bylaws and the shareholders’ resolutions; and (vii) investigate written complaints made by shareholders representing at least 2% of the capital stock.

In performing these functions, our supervisory committees do not control our operations or assess the merits of the decisions made by the directors. The duties and responsibilities of an alternate statutory auditor, when acting in the place of a statutory auditor on a temporary or permanent basis, are the same as those discussed above for statutory auditors. They have no other duties or responsibilities as alternate statutory auditors.

Our supervisory committee (comisión fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our bylaws and resolutions adopted at the shareholders’ meetings. The members of our supervisory committee are appointed at our annual general ordinary shareholders’ meeting for a one-fiscal year term. Our supervisory committee is composed of three regular members and three alternate members and pursuant to Section 294 of the Argentine General Corporation Law must meet at least every three months.

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

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich holds an accounting degree from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. Formerly, he was manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA Inversiones y Representaciones S.A., Pampa Energía SA, Hoteles Argentinos S.A.U. and Banco Hipotecario S.A., among other companies.

Marcelo Héctor Fuxman. Mr. Fuxman holds an accounting degree from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also a member of the Supervisory Committees of IRSA Inversiones y Representaciones S.A., Inversora Bolívar and Banco Hipotecario, among other companies.

Noemí Ivonne Cohn. Ms. Cohn holds an accounting degree from the Universidad de Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, where she works in the auditor’s department. Ms. Cohn worked in the audit area of Harteneck, Lopez y Cía., Coopers & Lybrand in Argentina and Los Angeles, California. She is also a member of the Supervisory Committees of IRSA Inversiones y Representaciones S.A., Futuros y Opciones.com S.A. and Pan American Mall S.A., among other companies.

Roberto Daniel Murmis. Mr. Murmis holds accounting and law degrees from the Universidad de Buenos Aires. He is a partner at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is a member of the Tax Affairs Commission and of the General Council of the Argentine Chamber of Commerce. He formerly served as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Mr. Murmis also is a member of the supervisory committees of IRSA Inversiones y Representaciones S.A., among other companies.

Cynthia Deokmelian. Mrs Deokmellian obtained a degree in accounting from Universidad de Buenos Aires. She is a Director of the Audit department of Abelovich, Polano y Asociados S.R.L. – NEXIA, an accounting firm in Argentina that is a member of Nexia International, a global network of accounting and consulting firms. Mrs. Deokmellian worked in the Audit department of KPMG in Argentina. Furthermore, she is a member of the Supervisory Committee of Futuros y Opciones.Com, FyO Acopio S.A., among other companies.

Paula Sotelo. Ms. Sotelo holds an accounting degree from Universidad de Buenos Aires. She is Director of the audit department of Abelovich, Polano y Asociados S.R.L. – NEXIA, an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. Previously, she was Senior Manager in the audit area of KPMG Argentina and KPMG New York. She is a member of the Supervisory Committees of IRSA Inversiones y Representaciones S.A., Futuros y Opciones.Com S.A., FyO Acopio S.A., among others.

KEY EMPLOYEES

There are no key employees.

B. Compensation

Compensation of directors

Under the Argentine General Corporation Law, if the compensation of the members of the Board of Directors is not established in the by-laws of the Company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the Board of Directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the Company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased proportionally to the distribution, in accordance with the formulas and scales set forth under the CNV Rules. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute or they are reduced, the shareholding meeting shall approve compensation in excess of the above mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law and taking into consideration whether the directors performed technical or administrative activities and our fiscal years results.

Once the amount is determined, it is considered at the shareholders ‘meeting.

At our shareholders’ meeting held on October 21, 2021, a compensation for an aggregate amount of ARS 93.1 million was approved for all of our directors for the fiscal year ended June 30, 2021. On June 30, 2022 there was not a new shareholders’ meeting held.

This compensation approved by the annual ordinary shareholders’ meeting pertains to Cresud individual board and does not consider inflation adjustment. For accounting purposes, the consolidated compensation for the Boards of Directors accrued during the fiscal year ended June 30, 2021 and 2022 was ARS 2,074 million and ARS 1,822 million, respectively.

Compensation of Supervisory Committee

Our shareholders’ meeting held on October 21, 2021 further approved by majority vote a compensation for an aggregate amount of ARS 2.4 million to our Supervisory Committee for the fiscal year ended June 30, 2021. At June 30, 2022 there was not a new shareholders’ meeting held.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation paid to our senior management of the urban properties and investment business and the Agricultural Business for the fiscal year ended June 30, 2022, was ARS 106 million.

Compensation of the Audit Committee

The members of our Audit Committee do not receive any additional compensation other than that received for their services as members of our board of directors.

Compensation Plan for Executive Management

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

Contribution expense was ARS 1,316 million and ARS 72 million for the fiscal years ended June 30, 2022 and 2021, respectively. Employee contributions are held in a mutual fund. Contributions we make on behalf of our employees are held temporarily in a company account until the trust is set up. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

1.	ordinary retirement in accordance with applicable labor regulations;

2.	total or permanent incapacity or disability; or

3.	death.

In case of resignation or unjustified termination, the beneficiary may redeem the amounts contributed by us only if he or she has participated in the Plan for at least five years.

Long Term Incentive Program

The Shareholders’ Meetings held on October 31, 2011, October 31, 2012, and October 31, 2013, ratified the resolutions approved thereat as regards the incentive plan for the Company’s executive officers, up to 1% of its shareholders’ equity by allocating the same number of own treasury stock (the “Executive Plan”), and delegated on the Board of Directors the broadest powers to fix the price, term, form, modality, opportunity and other conditions to implement such Executive Plan.

In this sense and in accordance with the new Capital Markets Law, the Company has made the relevant filing with the CNV and pursuant to the comments received from such entity, it has made the relevant amendments to the Executive Plan which, after the CNV had stated to have no further comments, were explained and approved at the Shareholders’ Meeting held on November 14, 2014, where the broadest powers were also delegated to the Board of Directors to implement such Executive Plan.

The Company has developed a medium and long term incentive and retention stock program for its management team and key employees under which share-based contributions (after tax and social contributions) were calculated based on the annual bonus for the years 2011, 2012, 2013 and 2014.

The beneficiaries under the Executive Plan were invited to participate by the Board of Directors and their decision to access the Executive Plan is voluntary.

In the future, the Executive Participants or their successors in interest will have access to 100% of the benefit (Cresud’s shares contributed by the Company) in the following cases:

•	if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution.

•	retirement.

•	total or permanent disability.

•	death.

While Executive Participants are part of the program and until the conditions mentioned above are met to receive the shares corresponding to the contributions based on the 2011 to 2013 bonus, Executive Participants will receive the economic rights corresponding to the shares assigned to them. In case that the conditions are not met, the contributed funds remain at the participant’s disposal.

The shares allocated to the Executive Plan by the Company are shares purchased in 2009, which the Shareholders’ Meeting held on October 31, 2011, has specifically decided to allocate to the Executive Plan.

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

Long Term Incentive Plan based on Shares of BrasilAgro

On October 2, 2017, the General Shareholders’ Meeting of BrasilAgro approved the creation of the Long-Term Share-Based Incentive Plan (“ILPA Plan”), a compensation program in which participants are entitled to receive a number of issued shares by the company if the objectives defined in the agreement are achieved. The ILPA Plan was divided into 3 programs and requires beneficiaries to remain with the Company for a specified period (consolidation period), in addition to having cumulative key performance indicators (“KPls”) that can define, increase or decrease the number of actions, classifying the result according to the 3 categories that make up the plan. The first compensation program (“ILPA 1”) was approved by the Board of Directors on June 18, 2018 and ended during the year June 30, 2020. On June 30, 2020, the charges of the ILPA Plan amounted ARS 81 million and accumulated expenses with the plan amounted to ARS 116 million.

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

 As of the date of these financial statements, ILPA 2 expenses totaled ARS 131 million.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office see “Item 6. Directors, Senior Management and employees – A. Directors and Senior Management.”

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment, other than those described under the following sections: (i) Item 6 “Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) Item 6 “Directors, Senior Management and Employees – B. Compensation – Long Term Incentive Program.

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

Audit Committee

In accordance with the Capital Markets Law No. 26.831 and the CNV Rules, our board of directors has established an audit committee which focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, supervise the operation of the internal control systems and the administrative-accounting system, supervise the application of the policies regarding information on the company’s risk management, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of audit duties both by our internal audit and our external auditors and issue a well-founded opinion regarding transactions with related parties in the cases established by this law. These responsibilities are meant to comply with the duties assigned by Law 26.831, the Technical CNV Rules, and other applicable laws.

On March 11, 2020 our board of directors appointed Liliana Glikin, María Gabriela Macagni and Alejandro Mario Bartolome, all of them independent members, as members of the audit committee. The board of directors named María Gabriela Macagni as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

D. Employees

As of June 30, 2022, we had 2,750 employees.

As of such date, we had 600 employees in our Agricultural Business in Argentina, including Cresud employees and FyO but not those of Agro-Uranga S.A. Approximately 30% are under collective labor agreements.

We employ 453 people in our International Agricultural businesses, composed of 386 employees of BrasilAgro, 29 employees in the companies located in Paraguay, 38 employees in the companies located in Bolivia.

Our Shopping Malls, Offices, Sales and Developments and Other businesses had 651 employees with 260 represented by the Union of Commerce Employees (Sindicato de Empleados de Comercio). Our Hotels segment had 750 employees with 638 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows the number of employees in the Company’s various businesses as of the dates mentioned below:

		Urban Business
	Agricultural Business(1)(2)	Shopping Malls, Offices, Sales and Developments and Other Business(3)	Hotels(4)	Shared Service Center	Corporate Areas	Total
June 30, 2020	1,397	807	701	188	104	3,197
June 30, 2021	964	629	652	209	90	2,544
June 30, 2022	1,053	651	750	212	84	2,750

_________

(1)	Agricultural Business includes CRESUD, FyO, BrasilAgro, Acres and Palmeiras.
(2)	In February 2021, SACPSA was sold.
(3)	Includes We are Appa S.A.
(4)	Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2022:

		Share ownership
Name	Position	Number of Shares (2)	Percentage	Number of Warrants (3)	Percentage Fully Diluted
Directors
Eduardo Sergio Elsztain (1)	Chairman	216,884,083	36.63%	35,138,100	36.97%
Saúl Zang	First vice-chairman	6,992,377	1.18%	1,105,194	1.19%
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	13,430,635	2.27%	3,468,205	2.48%
Jorge Oscar Fernández	Director	273,883	0.05%	—	0.04%
Fernando Adrián Elsztain	Director	606,061	0,10%	606,061	0.18%
Mariana Carmona	Director	—	—	—	—
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural Real Estate	191,218	0.03%	49,874	0.04%
Liliana Rene Glikin	Director	—	—	—	—
Alejandro Mario Bartolome	Director	—	—	—	—
Gabriela Macagni	Director	—	—	—	—
Gastón Armando Lernoud	Alternate Director	8,808	—	46,672	0.01%
Enrique Antonini	Alternate Director	—	—	—	—
Eduardo Ohan Kalpakian	Alternate Director	—	—	—	—
Ilan Elsztain	Alternate Director	14,160	0.0%	5,422	0.0%
Iair Elsztain	Alternate Director	710	0.0%	108	0.0%
Pedro Damaso Labaqui Palacio	Alternate Director	—	—	—	—
Gabriel A. G. Reznik	Alternate Director	—	—	—	—

Senior Management
Matias Gaivironsky	Chief Financial and Administrative Officer	326,832	0.06%	226,632	0.08%

Supervisory Committee
José Daniel Abelovich	Member	—	—	—	—
Marcelo Héctor Fuxman	Member	—	—	—	—
Noemí Ivonne Cohn	Member	—	—	—	—
Roberto Daniel Murmis	Alternate member	—	—	—	—
Paula Sotelo	Alternate member	—	—	—	—
Cynthia Deokmelian	Alternate member	—	—	—	—

Executive Committee
Eduardo Sergio Elsztain	Member	216,884,083	36.63%	35,138,100	36.97%
Saúl Zang	Member	6,992,377	1.18%	1,105,194	1.19%
Alejandro Gustavo Elsztain	Member	13,430,635	2.27%	3,468,205	2.48%

_________

(1)

Includes (i) 93,119,671 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,100 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 45,667,750 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iv) 78,095,562 common shares directly owned by Mr. Eduardo S. Elsztain.

(2)	As of June 30, 2022, the number of outstanding common shares was 592,088,735. As of June 30, 2022, the company owns 1,961,315 treasury shares.
(3)

In February 2021, 90 million options were issued that will entitle the holders through their exercise to acquire up to 90 million additional new shares. As of June 30, 2022, the warrants outstanding common was 89,554,069 warrants outstanding.

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

	Share Ownership as of June 30, 2022
Shareholder	Number of Shares	Percentage	Number of Warrants	Percentage Fully Diluted
Eduardo Sergio Elsztain (1)(2)	216,884,083	36.63%	35,138,100	36.97%
Directors and officers (3)	21,844,684	3.69%	5,508,168	4.01%
ANSES	23,374,290	3.95%	3,617,316	3.96%
Others	329,985,678	55.73%	45,290,485	55.06%
Total	592,088,735	100.00%	89,554,069	100.00%

_________

(1)

Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.

(2)

As a result, Mr. Elsztain may be deemed beneficial owner of 36.63% of our total shares, which includes (i) 93,119,671 common shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,100 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iii) 45,667,750 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, iv) 78,095,562 common shares directly owned by Mr. Eduardo S. Elsztain.

(3)	Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

	As of June 30,
	2022	2021	2020	2019	2018
Eduardo S. Elsztain(1)(2)	36.63%	36.51%	36.93%	36.38%	34.74%
Newfoundland Capital Management(3)	—	—	0.82%	10.97%	9.0%
Macquarie Investment Management(3)	3.94%	3.96%	4.83%	5.0%	—
Senvest Management LLC(3)	—	—	—	—	0.7%
Directors and officers(4)	3.69%	3.36%	3.20%	3.0%	2.8%
ANSES	3.95%	3.95%	3.84%	3.7%	3.6%

_________

(1)

Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.

(2)

As a result, Mr. Elsztain may be deemed beneficial owner of 36.63% of our total shares, which includes (i) 93,119,671 common shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,100 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (iii) 45,667,750 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (iv) 78,095,562 common shares directly owned by Mr. Eduardo S. Elsztain.

(3)	According to the Form filed with the SEC.
(4)	Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2022, our total issued and outstanding capital stock outstanding consisted of 592,088,735 common shares. As of June 30, 2022, there were approximately 49,226,839 Global Depositary Shares (representing 492,268,390 of our common shares, or 83.14% of all our outstanding shares held) in the United States by approximately 37 registered holders of Global Depositary Shares.

As of June 30, 2022, our directors and senior officers controlled, directly or indirectly, approximately 40.32% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

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

Offices and Shopping Mall Leases

We rent office space for our executive offices located at the Della Paolera tower at Della Paolera 261, floor 9th, City of Buenos Aires, Argentine which IRSA has owned. We also rent an office space that IRSA owns at the Abasto Shopping Mall.

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

In addition, we, BACS Banco de Crédito y Securitización S.A. (“BACS”), BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Vida S.A. rent offices owned by IRSA in different buildings.

Furthermore, IRSA also leases various stores, stands, storage space or advertising spaces in its shopping malls to third parties and related parties such as Banco Hipotecario S.A.

Lease agreements entered into with affiliates have included similar provisions and amounts to those included in agreements with unaffiliated third parties.

Agreement for the Exchange of Corporate Services with IRSA

Considering that each of IRSA and us have operations that overlap to a certain extent, our Board of Directors deemed it advisable to implement alternatives designed to reduce certain fixed costs of our combined activities and mitigate their impact on our operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

To such end, on June 30, 2004, we and IRSA entered into a Master Agreement for the Exchange of Corporate Services, or the “Framework Agreement,” which has been amended several times in line with evolving operating requirements. The Framework Agreement had an initial term of 24 months and is renewable automatically for additional 24-month terms, unless terminated by any of the parties upon prior notice.

Annually, a review of the criteria used in the determination of pricing for corporate services, as well as the bases of cost distribution and supporting documentation used in the aforementioned process. The risk management and audit area coordinate the review, which, in turn, periodically delegated the review to an external consultant.

The operations described above allow IRSA and us to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment allocated on the basis of operating efficiency and equity, without any one company benefiting at the expense of the others.

Hospitality Services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events to Nuevas Fronteras S.A., Hoteles Argentinos S.A.U. and Llao Llao Resorts S.A., subsidiaries of IRSA, all on arm’s-length terms and conditions.

Financial and Service Operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, other financial services, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our cash in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario S.A., among other entities.

Hiring of GCDI S.A. (formerly TGLT S.A.)

IRSA hired GCDI S.A. to carry out the completion work of the resistant reinforced concrete structure of the building called “Manzana 35 Torre 3”, in the City of Buenos Aires owned by them. The work includes the execution of preliminary works, removal of non-structural elements, reinforced concrete structure from the slab on the eleventh floor to the finish and channeling embedded electrical installations, for an estimated amount of ARS 64.7 million (base May 2021, with price adjustment according to variation in the Argentine Chamber of Construction Index), resulting in the best offer that was receive. IRSA’s Audit Committee concluded that the reported conditions of the operation under treatment are reasonable considering those offered between independent parties, and consequently, it has no observations.

Donations to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of young adults. It carries out corporate volunteer programs and fosters donations from our employees. The main members of Fundación IRSA’s Board of Directors are: Eduardo S. Elsztain (President); Saúl Zang (Vice President I); Alejandro Elsztain (Vice President II); Mariana C. de Elsztain (Secretary); Oscar Marcos Barylka (Director) and Marcos Slipakoff (Treasurer). It finances its activities with donations from us, IRSA, and other related companies.

On October 31, 1997, IRSA entered into an agreement with Fundación IRSA, whereby 3,800 square meters of the developed area at Abasto Shopping Mall was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such space and its respective obligations to Fundación Museo de los Niños.

On November 29, 2005, IRSA signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670 square meters of the developed area at Alto Rosario shopping mall for a term of 30 years.

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

Operations with IFISA

On November 10, 2021, we inform that the Board of Directors has approved the extension for a term of one year of the loan granted by Cresud to IFISA, a company controlled by Mr. Eduardo Sergio Elsztain, president of the Company, for the amount of 3,235,000 IRSA ADRs at a rate of 1%, maintaining the remaining terms and conditions duly agreed upon. Cresud maintains the economic and political rights on IRSA’s ADRs.

The Audit Committee was consulted under the terms of Chapter III of the CNV Rules, as well as articles 72 and 110 inc. h) of Section IV of Capital Markets Law No. 26,831, and after analyzing the feasibility of the transactions, has issued a favorable opinion in this regard.

Purchase of financial assets

We usually invest excess cash in instruments that may include those issued by related companies, acquired at issuance, or from unrelated third parties in secondary market transactions.

Investment in Dolphin Fund Ltd.

On August 31, 2021, Torodur S.A., an Uruguayan company wholly owned by IRSA, entered into a subscription agreement with Dolphin Fund Ltd., an investment fund, constituted under the laws of Bermuda, controlled through equity shares by Tyrus S.A., an Uruguayan company wholly owned by IRSA and whose administrator is Consultores Venture Capital Uruguay S.A., an Uruguayan company indirectly controlled by Mr. Eduardo Elsztain, through the subscription of Class C Participating Shares of face value USD 0.01 without voting rights, with possibility of redemption on the last day of each month with prior notification by the investor, for an amount of USD 1.8 million. The focus of Class C is to invest in a Commodity super cycle.

Legal Services

We receive legal services from ZBV Abogados, a law firm composed of partners who were part of Estudio Zang, Bergel & Viñes, of which Saúl Zang was a founding partner. Mr. Zang is a member of our Board of Directors and those of certain related companies. See “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

Purchases and sales of properties and hiring or provision of services

In the ordinary course of our business, we may acquire from or sell to our related parties certain real estate properties used for rental purposes or otherwise or contract or provide services from related parties, subject to our Audit Committee’s approval. Our Audit Committee must render an opinion as to whether the terms of these transactions can reasonably be expected to have been obtained by us in a comparable transaction on an arms-length basis with unrelated parties. In addition, if our Audit Committee so requires, valuation reports by independent specialist third parties must be obtained or quotes from other service providers.

Sale agreement with BrasilAgro

On December 23, 2020, we reported that it has reached a sale agreement with our subsidiary BrasilAgro, subject to certain precedent conditions, of 100% of the shares of its indirectly controlled subsidiaries Agropecuaria Acres del Sud S.A., Ombu Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A. owners of approximately 9,900 agricultural hectares in the corn belt of Bolivia. The transaction would amount to approximately USD 30 million (approx. USD 3,300 / ha). Having consulted the Audit Committee, it has issued an opinion without objections to be made regarding the transaction above mentioned.

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

Farmland Lease Agreement San Bernardo

We lease a farmland located in the Province of Córdoba, from San Bernardo de Córdoba S.A., with an extension area of 12,590 hectares, pursuant to a lease agreement effective from January 1, 2021 to June 30, 2022, continuing the lease held in August 2015.

The rent to be paid is the equivalent in Pesos of 2.5kg. of beef per hectare per year. The beef price will be set, taking into account the price per kilo of beef determined by the Indice de Novillo del Mercado de Liniers per period (“INML per Period”) according to the agreed calculation methodology. In addition, the parties have agreed on a prize by the productivity of 33% of the net margin of any category that is terminated or rebreed in other establishments or destinations, except direct sales.

Subsequently, a new lease agreement was made with effect from July 1, 2022, to June 30, 2023, with an extension area of 10,896 hectares of beef per hectare per year. The beef price will be set, taking into account the price per kilo of beef determined by the INML per Period according to the agreed calculation methodology. In addition, the parties have agreed on a variable price up to 50% of the net margin, which will proceed only in the event that it is positive, net of the fixed price previously paid.

Consulting Agreement

Pursuant to the terms of the Consulting Agreement with Consultores Asset Management effective as of November 7, 1994, as amended from time to time and by the last amendment dated September, 6 2017 in which certain adjustments were implemented to the purpose of the agreement by virtue of the broadness of Cresud’s business, Consultores Asset Management provides us advisory services on matters related to capital investments in all aspects of the agricultural, real estate, financing and hotels business, among others. One of our shareholders and the Chairman of our board of directors is the owner of 85% of the capital stock of Consultores Asset Management and our First Vice Chairman of the board of directors holds the remaining 15% of its capital stock. On the same date above mentioned, CAM assigned, with the conformity of Cresud, certain rights and obligations derived from the Consulting Agreement to Consultores Venture Capital Uruguay S.A. (“CVCU”), an Uruguayan company controlled 100% by CAM, therefore and currently the assessment to Cresud is partially provided by CVCU directly.

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

Under the Consulting Agreement, we pay Consultores Asset Management for its services, an annual fee equal to 10% of our annual after-tax net income. During the fiscal year 2021, no results were recognized for this concept. During the fiscal years 2022 and 2020 were recognized ARS 4.169 million and ARS 518 million, respectively.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management and/or CVCU for twice the average of the amounts of the management fee paid to Consultores Asset Management for the two fiscal years prior to such termination.

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

Loan between Tyrus S.A. and Yad Leviim Ltd.

On April 1, 2022, an extension was reported for a period of 2 years, of a loan granted by Tyrus S.A., a company wholly owned by IRSA, to Yad Leviim Ltd., in a principal amount of USD 16,2 million at a rate interest of 5% per year. Yad Leviim Ltd. is a company controlled by Eduardo Elsztain.

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

Litigation with Exagrind S.A.

Exagrind S.A. filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) (a former subsidiary merged with the Company ) and Tali Sumaj on claims for damages and losses produced by a fire in one of the Company’s farms, “San Rafael” farm, which is close to Exagrind’s property, Tali Sumaj, in the Province of Catamarca, Argentina. The fire took place on September 6, 2000. There is a lien on the property and Exagrind S.A. requested that the measure be extended with an attachment of bank accounts. This ruling has been challenged and to date the accounts have not been attached. Moreover there is another judicial filed labeled “Exagrind S.A. Estancia San Rafael c/ Inversiones Ganaderas S.A. s/ Incidente de extension de responsabilidad” (147/11) wherein Exagrid S.A. requested an injunction against Cresud, which has not been implemented. Notwithstanding the foregoing, this measure was appealed by Cresud and to date the accounts have not been attached.

In December 2017, the first instance judgment was rendered, pursuant to which, Cresud was sentenced to pay damages to the plaintiff. Notwithstanding, the amount of the damages will be determined at the time of execution of such ruling. On April 4, 2018, the court granted us an appeal. In June 2020 the appeal filed by the company was rejected and from which the following grounds arise 1. That the damaging event was caused by the risk or vice of the thing in light by virtue of the provisions of article 113 of the previous CC, considering that the risky activity was proven as the creator of the damage, understanding that the risk itself determines the responsibility and with it the danger of generating fire in the field that in his opinion was proven and originated in Tai Sumaj. 2. That the determination of the amount of damage requires an evidentiary point of view, therefore, it is understood that it must be determined at the execution stage, rejecting the appeal of the opponent in this regard. 3. Granted de appeal of the plaintiff in relation to the active rate for the use of justice from the date of the harmful event to the effective payment, being that the judge of 1st instance had set from the date of the sentence to the effective payment.

According to the judgment of December 2017, an expert witness was proposed. The expert witness report prepared by engineer Sergio Germán Pereyra has been presented, thus complying with the provisions of final judgment of December 2017. From the aforementioned report accompanied by the expert, the first instance judge decided to consider the amount of the judicial claim in the sum of ARS 52,893,850, this amount includes both the loss of profit of ARS 37,703,850, as well as the emergent damage of ARS 15,190,000, plus accrued interest until payment. Plus, in accordance with what was resolved by the Final Judgment of the Chamber of Appeals in Civil, Commercial, Labor and Family Matters of the 2nd Nomination, by means of Final Judgment No. 4, dated June 26 of the year 2020. We carried out an analysis of the alleged damages, estimating the sum of ARS 25,000,000. Likewise, the expertise of the professional engineer Sergio Germán Pereyra was challenged and an appeal for revocation was filed with an appeal in subsidy of the amounts determined as lost profits and consequential damages.

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

Trial and Preventive Seizure - Province of Salta

Cresud has entered into certain agreements with the state-owned company Salta Forestal S.A. Within the framework of these agreements, Cresud was granted a permit to use public land. In relation to these agreements, the Governor of the Province of Salta issued decrees 815/20, 395/21, 396/21, 397/21 and 398/21 to reject appeals filed by Cresud against the amount of fees established by Salta Forestal S.A. and by the Department of Agriculture Affairs for the 2013/2014, 2014/2015, 2015/2016, 2016/2017, 2017/2018, 2018/2019 and 2019/2020 campaigns of corn, soybeans and or sorghum. In this context, Cresud has initiated the judicial actions against these decrees and the province of Salta in return has initiated an executive and seizure lawsuit against Cresud for the amounts of the challenged fees.

To date, the corresponding courts ordered seizures of Cresud’s bank accounts (i) in proceedings N°726737/20 for ARS 42.5 million (ii) in proceedings N°739946/21 for ARS 44.7 million and (iii) in proceedings N°742573/21 for ARS 45.5 million. (iv) in proceedings N°739937/21 for ARS 69.2 million (v) in proceedings N°740034/21 for ARS 58.4 million.

Considering the decrees issued by the Government of Salta and according to the information provided by our external legal counsel, a contingency in the amount of ARS 284.5 million is estimated at year-end.

IRSA’s legal or arbitration proceedings

Set- forth below is a description of certain material legal proceedings to which we are a party. We are not a party to any significant litigation or arbitration and we are not aware of any significant litigation or claim that is pending or imminent against us outside of what is described below.

Urban Business

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the abovementioned criminal procedure, that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, would be lost. As of June 30, 2022, we had not established any reserve with respect of this contingency.

Currently Puerto Retiro S.A., has a plot of 8.3 hectares, which is affected by a zoning regulation defined as U.P. that prevents the property from being used for any purpose other than strictly port activities. The Company was involved in a bankruptcy extension lawsuit initiated by the argentine government, to which the Board is totally alien.

In the context of the criminal case, the complaining party denounced Puerto Retiro S.A.’s failure to comply with the precautionary measure decreed at criminal headquarters consisting in the prohibition of innovating and contracting with respect to the property subject to civil action. Following this complaint, Tribunal Oral Federal No. 5 formed an incident and ordered and executed the closure of the property where the location contracts (a helipad and a mooring) were being fulfilled in order to enforce the above measure. As a result of this circumstance, it was learned that the proceedings were referred to the Criminal Court for the assignment of a court to investigate the possible commission of a crime of disobedience. As of the date of issuance of these financial statements, there have been no further developments in this case. In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Directorate of Puerto Retiro has decided to record in the 2019 financial year a forecast equivalent to 100% of the book value of its investment property, without prejudice that it will reverse in case of finally obtaining a favorable judgment in the actions brought.

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

On February 21, 2020, an electronic document was received from the Federal Court of Criminal notifying the decision rejecting the appeals brought by Puerto Retiro against the verdict of the Federal Oral Court 5 that provided for the confiscation of the property Plant I and the distribution of costs in the order caused as regards the exception for the limitation of civil action brought by Puerto Retiro to which the Oral Court took place. Against that decision of appeal, Puerto Retiro was brought in a timely and form of Federal Extraordinary Appeal. In addition, Federal Criminal Cassation Chamber upheld the above limitation period by rejecting, to that effect, the appeal brought by the National State and Tandanor. Notwithstanding the fact that it is not possible to ensure with certainty the result of the denied federal extraordinary appeal, filed before the CSJN by Tandanor and the National State, against the Cassation decision that resolved to confirm the statute of limitations exception of the related civil action With the claim for damages filed by both subjects against Puerto Retiro S.A., it is estimated that the possibility that the aforementioned complaint resource prospers and, consequently, the CSJN revokes the exception of prescription of the civil action for damages, it is low.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record a impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Arcos del Gourmet

IRSA has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and currently is operating normally. Notwithstanding, the plaintiff appealed before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Superior Court ordered the Appeals Court to review the case on certain grounds. The Appeals Court rendered a new sentence on February 14, 2019. This new sentence rules that Arcos del Gourmet has to yield a portion of land to build a green park. Arcos del Gourmet filed an appeal before the Superior Court. This appeal has been decided and Arcos del Gourmet filed an appeal complaint for appeal denied. On 04/22/2022, the Company was notified by certificate of the ruling issued by the Superior Court of Justice of the CABA (TSJ) in the records: “Arcos del Gourmet SA s/ complaint for appeal of unconstitutionality denied in the Federation of Commerce and Industry of the City of Buenos Aires (FECOBA) and others c/GCBA and others s/ amparo” (QTS 16501/2019-0) by which it was resolved to partially uphold the appeal of unconstitutionality filed by Arcos del Gourmet S.A. against the judgment issued by the Chamber of Appeals in the CAyTRC Chamber III (the “Chamber”) issued on 02/14/2019 action 11587856/2018. Through its ruling, the TSJ ruled that the demolition of the works carried out on the Property where the “Arcos District” Shopping Center is currently located, as the Chamber had ordered, is not appropriate, and instead the Company must allocate to the City a portion of land, in accordance with the provisions of article 3.1.2 of the CPU, to be reserved for public use and utility, with unrestricted access and destined ‘specially and preferably to the generation of new landscaped green spaces. This area may come totally or partially from the property in which the shopping center is in operation or, where appropriate, from land surrounding the area. In the event that the company cannot allocate the entire fraction of land, it must pay, after carrying out an expert opinion, the sum of money necessary for the Administration to proceed with the search for a property with the aim of complying with the purpose established during the term of the concession contract. Our legal advisors are analyzing the procedural steps to follow.

On May 18, 2015, we were notified that the AABE, revoked the concession agreement granted to IRSA’s subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, IRSA’s former subsidiary, IRSA CP, filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, Arcos del Gourmet S.A. filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a lawsuit seeking to declare Resolution No. 170/2014 void. Recently, a judgment of first instance was issued, rejecting the legal action promoted by Arcos del Gourmet S.A. For this reason Arcos del Gourmet S.A. filed an appeal that has not been resolved as of the date of this Annual Report. Arcos del Gourmet S.A. also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this Annual Report, the “Distrito Arcos” shopping mall continues to operate normally.

In addition, we note that AABE filed an eviction proceeding against Arcos del Gourmet. On May 11, 2022, the Court of First Instance decreed the eviction of Arcos del Gourmet S.A. from the property where the shopping mall operates and, in turn, ordered Playas Ferroviarias to take steps to guarantee the continuity of the commercial activities of the occupants (tenants). This resolution has been appealed and is currently in the process of sentencing.

Caballito

On December 23, 2019, IRSA CP, IRSA’s former subsidiary, transferred to an unrelated third-party Parcel 1 of the land reserve located at Av. Avellaneda y Olegario Andrade 367 in the neighborhood of Caballito in the City of Buenos Aires.

The consideration is guaranteed by a mortgage on plot 1 and building 1 and the buyer has the option to acquire plot 2 of the same property until August 31, 2020 and plots 3 and 4 until March 31, 2021, subject to certain conditions precedent. For further information, see “Information on the Issuer – Description of the Business – Caballito Land-Ciudad de Buenos Aires”. On July 20, 2020 IRSA CP, IRSA’s former subsidiary, was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called –Caballito Chico– located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge that was denied filling a complaint appeal, in October 2021. Regarding the main proceeding, it is in process of trial. For more information see “Legal Proceedings –Terreno Caballito – Ciudad de Buenos Aires”. As of the date hereof, the file is in the evidentiary stage.

Ex Ciudad Deportiva Boca - Convenio Urbanístico.

On October 29, 2021, a notification was received in relation to a collective legal protection action, requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the processing of Bill 1831 - J 2021 (Trial Court of Administrative and Tax Law No. 10, Sec. 19 – Cause “Civil Association Observatory of the Right to City and others against GCBA and others on Protection Action (Amparo) – Others” - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the lawsuit on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the (amparo) legal protection. On March 15, 2022, IRSA as well as the Government of the City of Buenos Aires -codefendant in the case- appealed the ruling. On March 17, 2022, the court granted the appeals with suspensive effect of the contested sentence (in accordance with the provisions of Law No. 2145). As of the date of this Annual Report, the issue is to be resolved by Room IV of the “Contentious-Administrative, Tax and Consumer Relations” Chamber (Room IV).

Operations Center in Israel

As of the date of this Annual Report, IRSA no longer owns any capital stock of IDBD while we have an investment in DIC that amounts to 2,062,000 of shares.

Legal proceedings relating to IDBD liquidation and the receivership over DIC shares

On September 25, 2020 the Court passed a judgment pursuant to which an order was awarded for the opening of proceedings against IDBD as well as an order for its liquidation. Pursuant to the judgment, a trustee was appointed to IDBD, and thereafter the Court appointed receivers for the DIC shares constituting approximately 82% of the issued share capital of DIC. As part of the receivership process, a group of purchasers led by Mega Or Ltd., purchased approx. 82% of DIC issued share capital (after such purchase was approved by the Court on November 20, 2020). Therefore, on November 23, 2020 all officers that were appointed by Dolphin BV resigned from their positions in DIC and its subsidiaries.

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

On December 24, 2020, and upon the insolvency’s court approval, IDBD’s trustee filed a motion to strike the claim, while keeping the right, as IDBD’s trustee, to file a new claim, inter alia,in the same matter, after conducting an inquiry concerning the reasons for IDBD’s insolvency.

On December 24, 2020, the court issued a judgment to strike the claim as requested.

On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million.

IRSA has not been formally notified of the lawsuit and, with the information currently available, its Manageent and legal advisors consider that there are legal arguments for an eventual defense.

Class action against IDBD, Dolphin IL and Eduardo Elsztain regarding the sale of DIC

On October 3, 2018, a motion was initiated by an applicant alleging to hold shares in DIC, against IDBD, Dolphin IL, and Mr. Eduardo Elsztain seeking an injunction to annul the sale of shares of DIC to Dolphin and to appoint a trustee to hold those shares while the action is pending. The applicant claims that the sale was not in compliance with the provisions of the Concentration Law and the applicant is seeking an order for payment of monetary damages to the shareholders of DIC of between NIS 58 and 73 million. In addition, and following its liquidation process, IDBD was removed from the claim by the applicant.

Since the motion was initiated, and as of the date of this Annual Report, the following milestones of the proceedings have taken place:

On March 3, 2019, a response to the motion initiated by the applicant was submitted by the respondents.

On March 4, 2019, the court decided to grant the Attorney General a 45 day in which to decide whether he would be taking part of the proceedings.

On June 26, 2019, the Attorney General’s stance was submitted, announcing that he will be taking part in the proceedings. In addition, the Attorney General noted that due to the threshold arguments awaiting a ruling from the court, at this stage, he will not be his position on the proceedings.

On July 2, 2019, the court ruled that, in the event that the Attorney General chooses to submit his position to the court, he must do so in writing and no later than August 8, 2019.

On July 17, 2019, the applicant submitted an evidential disclosure request.

On September 23, 2019, the respondents submitted a motion deemed “resistance to the evidential disclosure request”, and on December 15, 2019, the applicant submitted his response to the Respondent´s motion.

On December 31, 2019, the court decided that, in order to rule on the evidential disclosure request, it must first rule on existing threshold arguments request. Therefore, the court set a schedule in which the Parties must submit their stance regarding the threshold arguments.

On January 20, 2020, the respondents submitted a notice regarding their threshold arguments, and on February 10, 2020, the applicant submitted his stance regarding the respondents notice.

On March 18, 2020, the Attorney General submitted a notice pursuant to which he informed that he will not be taking a stance regarding the threshold arguments.

On May 12, 2020, the respondents submitted their response to the applicant’s response to their notice regarding the threshold arguments.

On August 10, 2020, the court held a hearing with the Parties regarding the threshold arguments.

On November 30, 2020, the court ruled that the motion should not be dismissed, and that all claims of the Parties are maintained. In addition, the court further ruled that as long as the controversial matter concerns the violation of the Concentration Law, the respondents are correct in claiming that the applicant, who holds Second Layer Company shares, is not eligible to file a motion under the Concentration Law.

On January 19, 2021, the applicant filed an amended evidential disclosure request (the “Amended Request”). On February 11, 2021, the respondents submitted a response to the Amended Request denying the applicant's claims, and, on February 18, 2021, the applicant submitted his response. On April 9, 2021, the court denied the Amended Request ruling that the applicant must pay the respondents’ request expenses in the amount of NIS 6,500.

On November 4 and 24, 2021, two evidence hearings were held pursuant to cross-examining the expert appointed on behalf of the applicant and the applicant himself.

On May 29, 2022, a third evidence hearing was held on the motion pursuant to which the witnesses, on behalf of the respondents, were cross-examined.

On June 14, 2022, the court approved the settlement agreed by the Parties, pursuant to which the applicant would be submitting his closing arguments no later than November 1, 2022, with the respondents submitting their closing arguments no later than February 28, 2023.

Class action against DIC and Mr. Eduardo Elsztain and other directors of IRSA regarding exit of the DIC’s share from indexes

On October 2, 2018, DIC was served with an action and a motion to approve that action as class action, which had been filed with the District Court of Tel Aviv-Yafo against the DIC, Mr. Eduardo Elsztain, and against additional directors and officers serving in DIC, in connection with the exit of DIC’s share on February 1, 2018 from the TA90 and TA 125 indexes of the TASE, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date alleging to have held DIC’s shares prior to February 1, 2018 and thereafter. The Court is requested, inter alia, to approve the action as a class action and to charge the respondents with compensating the members of the company according to the damage caused estimated at approximately NIS 17.6 million.

On April 10, 2021, a preliminary hearing was held on the applicant's request to receive documents of the independent committee of IDBD that was established as part of the centralization transaction. The disclosure of these documents was approved by the court in the past, but the documents were not given to the applicant after a trustee was appointed for IDBD and the documents were not in the control of the respondents (and they could not hand them to the applicant). IDBD's trustee attended the preliminary hearing and claimed that he cannot hand over the documents until his investigation in connection with the centralization transaction is completed.

Therefore, the court ruled that IDBD's trustee shall hand over the documents to the applicant and the respondents by September 2022, assuming that the investigation will be concluded by then. As to the date of this Annual Report, the documents have not been delivered to the applicant.

In addition, and notwithstanding the above, two evidence hearings are scheduled to be held during December 2022.

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

In the motion, the Court was requested, inter alia, to declare and to determine that the distribution and the self-purchases did not fulfill the profit test (a test which constitutes a condition for a distribution in accordance with section 302 of the Companies Law, 5759-1999), and that they constitute a prohibited distribution, and to order the respondents to compensate DIC for the damages which it has incurred due to the prohibited distribution, with the damages allegedly caused by the respondents being estimated at a total of NIS 140 million. The Court was also requested to order Dolphin IL to repay to DIC the dividend amount which it received in the distribution, in the amount of NIS 85 million (in accordance with its rate of holding in DIC). In January 2021 the Motion was denied by the Court, and thereafter in March 2021 an appeal was filed by the plaintiff to the Supreme Court, with a hearing scheduled for December 27, 2022.

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

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2019	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2019	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in million of ARS )	(ARS )	(in million of ARS )	(ARS )
2019	—	—	—	—
2020	—	—	—	—
2021	—	—	—	—
2022	—	—	—	—

_________

(1)	The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to revision.

B. Significant changes

For information about significant changes see, “ITEM 4. Recent Developments- General Ordinary Shareholders’ Meeting”.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following summary provides information concerning our share capital.

Stock Exchanges in which our securities are listed

Our common shares are listed in the BYMA and our ADSs in the NASDAQ.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to this Form 20-F, and the provisions of applicable Argentine Law.

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

The exercise price of the warrants is USD 0.566. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year (provided that dates are business days in the city of New York and in the City of Buenos Aires) until their expiration 5 years from the date of issue. The warrants are available for trading on NASDAQ and BYMA under the tickers CRESW and CRE3W, respectively.

Finally, the Company received all the funds in the amount of USD 42.5 million and issued the new shares, increasing the capital stock to 591,642,804.

As of June 30, 2022, the capital stock were 592,088,735 ordinary shares and there were 89,554,069 warrants outstanding. On October 7, 2022, we informed that between September 17 and 25, 2022, certain warrants holders have exercised their right to acquire additional shares. Therefore, 76,391 options were exercised, which resulted in 76,391 shares of common stock being issued. After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 592,088,735 to 592,165,126, and the new number of outstanding warrants decreased from 89,554,069 to 89,477,678. For more information see “Recent Developments – Warrants exercise.”

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2022, there were approximately 11,113 holders of our common shares.

Price history of our stock in the ByMA and NASDAQ

Our common shares are traded in Argentina on the ByMA under the trading symbol “CRES.” Since March 1997, our ADRs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADRs.

The following chart shows, for the period indicated, the maximum and minimum closing listed prices of our common shares on the ByMA and of our ADS on the NASDAQ.

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

In December 2012, the Argentine government enacted Argentine Capital Market Law, which sets out the rules governing capital markets, its participants, and the rules by which securities traded therein are subject to regulation and monitoring by the CNV. In September 2013, the CNV issued General Resolution No. 622/2013 (the “CNV Rules”) a new set of rules further implementing and administering the requirements of the Capital Markets Law. On May 9, 2018, the Argentine Chamber of Deputies approved Law No. 27,440 called “Ley de Financiamiento Productivo”, which creates a new financing regime for MiPyMEs and modifies the Argentine Capital Market Law, Investment Funds Law No. 24,083 and Law No. 23,576, among others, as well as certain related tax provisions, and establishes regulations for derivative instruments, all with the aim of achieving a modern and transparent financial regulatory framework that contributes to the development of the Argentine economy. On May 21, 2018, the Argentine government issued Decree No. 471/2018, which regulates certain aspects of the Capital Markets Law as amended by Law No. 27,440.

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

Law No. 27,440 streamlines the regulation of mutual funds, public offerings of securities, of negotiable obligations and regulation of intermediaries and securities markets, while incorporating a long-awaited regulation for derivative instruments and the margins and guarantees that cover them. Below is a summary of the main amendments to the Capital Markets Law introduced by Law No. 27,440:

•	Eliminates the CNV’s power to appoint supervisors with veto power over resolutions adopted by an issuer’s Board of Directors without a judicial order.

•	Grants the CNV the power to issue regulations to mitigate situations of systemic risk, set maximum fees to be received by securities exchanges, create or modify categories of agents, encourage the simplification of the negotiation of securities and promote the transparency and integrity of the capital markets, while prohibiting the CNV from denying an issuer’s public offer authorization request solely because of opportunity, merit or convenience.

•	Empowers the CNV to regulate private offerings of securities.

•	Grants federal commercial courts jurisdiction to review resolutions or sanctions issued by the CNV.

•	Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between ARS 100,000 and ARS 100 million, which can be increased up to five times the benefits perceived with the infraction.

•	Returns functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

•	Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration. Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the Argentine General Companies Law. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the Argentine General Companies Law; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

•	Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

•	Allows foreign entities to participate in all shareholder meetings through authorized agents.

•	Establishes guidelines to set the offer price in a mandatory tender offer.

•	Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the BYMA(1)

	As of June 30,
	2022	2021

Market capitalization (in billions of ARS )	4,379	3,265
Average daily trading volume(2) (in millions of ARS )	1,299	1,668
Number of listed companies(3)	83	87

_________

(1)	Reflects Merval historical data.
(2)	During the month of June.
(3)	Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2022, approximately 87 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 37.6% increase in 2019, a 22.9% increase in 2020 and a 63.0% increase in 2021. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the Public Registry, and published in the Official Gazette (Boletín Oficial). Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceeded 50% of capital. As of June 30, 2022, our share capital consisted of 592,088,735 common shares.

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

Regardless of the term for dividend’s payment established by CNV, regulations enacted by the Buenos Aires Stock Exchange set forth that cash dividends must be paid within 10 days after their approval by a shareholders’ meeting.

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

Through General Resolution 779/2018, CNV regulated the regime of “public acquisition offers” introducing modifications to the CNV Rules, with the objective, among others, of:

•	Define the minimum content of the explanatory prospectuses of the public acquisition offer and/or exchange of securities.

•	Regulate the types of reports related to the fair price to be presented for the cases of public offers by takeovers and other mandatory public offers.

•	Specify the independence requirements that evaluators must meet and the minimum contents of the reports they issue.

•	Introduce the possibility of presenting guarantees on the offer by a foreign financial entity, with a branch or permanent representation in the Argentine Republic, and an insurance entity audited by the National Insurance Superintendence, in the latter case, upon agreement of the superintendence.

•	Establish the applicable terms for the publication of the announcement, the presentation of the authorization request to the CNV, the launching and liquidation of the public acquisition offer and the publication of the prospectus and information of results, in order to specify and limit the terms in the different stages of the process, in order to significantly reduce the time of its processing, for the benefit of investors.

•	Regulate the procedure to be followed in case of objection to the price, the consequences of non-compliance with the obligation to make a public offer of acquisition, and concerning the competing offers and assumptions of unnecessary launching of public procurement offers.

Voluntary public acquisition offer

CNV Rules establish that voluntary public acquisition offers may be made for the acquisition and/or exchange of shares of a company admitted to the regime of public offering of shares, for a number of securities equal to or less than the total, provided that the offeror is not in a situation that fits into a case of mandatory takeover bid. Voluntary public acquisition offer and/or exchange will be subject to the provisions established for mandatory offers, with the exception of the fair price. The price of the offer will be freely determined by the offeror, and the guidelines and criteria applied for its determination must be disseminated and, if applicable, the valuation report that has been taken into account must be published.

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

This minority shareholders’ right only corresponds to those who prove ownership of their shares or other securities at the date when the company was subject to “almost-total” control; the legitimation is only transmitted to the successors.

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

At the shareholders’ meeting held on October 31, 2012, our shareholders decided to amend the Section XVII of the by-laws in order to modify the quorum and majorities of the remote board meetings.

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

At present, foreign exchange regulations are included in the Consolidated Text on Foreign Trade and Exchange issued by the Central Bank pursuant Communication “A” 6,844 as supplemented.

A brief summary of the exchange control regulations in force as of the date of this Form Annual Report is set forth below.

Exports of Goods

As a general rule, exporters of goods must repatriate, and settle in Pesos through the foreign exchange market, the proceeds from exports cleared through customs after September 2, 2019 within different deadlines, depending on certain factors (nature of goods, relationship between exporter and importer, etc.). In certain cases (e.g. certificate of increase of exports against 2020, projects falling under the Investment Promotion Regime for Exports set out by the Executive Order 234/21, etc.) exporters have greater access to the foreign exchange market.

The “Dollar Soja” is a special exchange regime created by Decree 576/2022 that will be in force during September 2022 and offers ARS 200 for each USD, unlike the currently approx. ARS 142 offered during same time to the rest of the exporters. Said was established for the settlement of foreign currency from soybeans and products associated with it, for those who adhere to the program and that comply with the requirements established in said decree. As of the date of this Annual Report, the aforementioned exchange regime has not been extended and, consequently, the “Dollar Soja” is not currently in effect.

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

External Financial Indebtedness

Pursuant to section 3.5 of the Consolidated Text on Foreign Trade and Exchange, Argentine residents may access the foreign exchange market to pay principal and interest on external financial indebtedness, provided that:

(i)

The funds disbursed have been repatriated and converted into ARS in the exchange market. This requirement is not applicable to certain exceptions, including, but not limited to, (a) any funds disbursed before September 1, 2019; and (b) any external financial indebtedness incurred as of September 1, 2019 that does not have disbursements for being a refinancing of financial debts that would have had access to the foreign exchange market under the applicable regulations, to the extent that the new indebtedness’ maturity date is not earlier than the maturity date of the original

(ii)	The debt is registered in the Survey of External Assets and Liabilities.

(iii)	Access to the exchange market occurs on a date that is not earlier than 3 (three) business days before the date of maturity of the applicable principal or interest payment, with some exceptions.

Communication “A” 7,030, and its amendments, establishes the prior agreement of the Central Bank, until December 31, 2023, for the cancellation of capital services of financial debts abroad, provided that the creditor is a related counterparty, with limited exceptions. Pursuant to this, the Central Bank may grant companies access to the MULC for up to 40% of any such debt, with the companies being required to refinance the outstanding 60% within a period of at least two years.

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

Outgoings

Outflow of funds

Consolidated Text on Foreign Trade and Exchange provides for prior approval of the Central Bank in order to carry out any outflow of funds, unless the clients submit several affidavits related to (i) foreign currency holdings and liquid external assets; (ii) own and controlling company’s securities transactions (blue chip swap, “dolar MEP”, etc.); (iii) economic benefits granted by the State; and (iv) delivery of funds in local currency or local assets (except funds in foreign currency deposited in local financial entities) to any human or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, in a manner directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto assets or securities deposited abroad.

The Central Bank Communication “A” 7,030 also establishes the prior approval of the Central Bank to carry out any outflow of funds through the foreign exchange market from May 29, 2020, onwards, with some exceptions.

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

Indeed, for access to the Foreign Exchange Market, an affidavit is required, among others, stating that they have not made sales of securities through the settlement of foreign currency, nor their transfer to deposit institutions abroad, nor exchanged securities for other foreign liquid assets, nor purchased securities in the country with Argentine pesos, nor have obtained Cedars or securities representing private debt issued in foreign jurisdiction, the 90 (ninety) calendar days prior to access to the Exchange Market ; and also that the applicants undertake not to carry out said operations during the following 90 (ninety) calendar days and; (ii) have not delivered local currency funds or local assets (except foreign currency funds deposited in other local financial institutions) to any person or legal entity, resident or non-resident, related or not, that they receive as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, during foreign assets, crypto assets or securities deposited abroad, the 90 (ninety) calendar days prior to access to the Foreign Exchange Market; and also that the applicants undertake not to carry out said transactions during the following 90 (ninety) calendar days.

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

Securities trading

Central Bank Communication “A” 7,422, as amended by Communication “A” 7,308, established that securities transactions performed in Argentina, unlike securities transactions performed abroad, can be settled in ARS in Argentina.

Central Bank Communication “A” 7,340 and its amendments provides that securities sale transactions settled in foreign currency must be paid by one of the following mechanisms:

•	By transfer of funds to and from demand accounts held in the customer’s name with local financial institutions;

•	Against wire transfers on bank accounts in the customer’s name with a foreign entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force do not apply, or do not sufficiently apply.

This Communication “A” 7,340 and its amendments also prohibits the settlement of purchase and sale transactions of securities with settlement in foreign currency through payment in foreign currency cash, or through their deposit in custody accounts or accounts of third parties.

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

On July 8, 2021, CNV, approved General Resolution 895/2021, to increase the minimum holding periods for the settlement of securities against foreign currency and in foreign jurisdiction. Said General Resolution does not incorporate modifications for the settlement of securities against local currency.

The minimum holding period, locally known as “Parking Period”, for securities in the local custodian to be applied to the settlement of transactions in foreign currency and in foreign jurisdiction (i.e., settlement against “Dollar Cable” in a foreign account) was set to two business days. This Parking Period does not apply in the case of purchases of securities with settlement in foreign currency and in a foreign jurisdiction.

In the case of sales of securities with settlement in foreign currency, but in local jurisdiction (i.e., settlement against a MEP transfer to a local account), the Parking Period remains one (1) business day. This Parking Period shall not apply in the case of purchases of securities settling in foreign currency.

The Parking Period prior to settlement against foreign currency and in foreign jurisdiction (i.e. settlement against “Dollar Cable” in a foreign account) for locally credited securities from foreign depositories (i.e. acquired from foreign agents) has also been set to two business days. In the case of transactions with settlement in foreign currency and in local jurisdiction (i.e., settlement against a MEP transfer to a local account), the Parking Period remains at one business day.

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

For more information see “Risk Factors—Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies”.

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

On November 19, 2019, the UIF issued Resolution No. 117/2019, updating certain thresholds established in past Resolutions with the purpose of achieving an effective prevention of money laundering and terrorism financing and from a risk-based approach, all of it in accordance with the international standards promoted by the Financial Action Task Force. Such update was incorporated into Argentine legislation by Law No. 25,246, which was in turn the basis of the update of thresholds established in UIF Resolutions No. 21/2011, 28/2011, 30/2011, 30/2011, 65/2011, 70/2011, 199/2011, 199/2011, 11/2012, 16/2012, 17/2012, 18/2012, 22/2012, 23/2012, 32/2012, 66/2012, 140/2012, 50/2013, 30/2017, 21/2018 and 28/2018. Furthermore, on April 13, 2022, the thresholds established in Resolution No. 117/2019 were updated by the publication of Resolution No. 50/2022.

On October 19, 2021, UIF Resolution No. 112/2021 established certain measures and procedures that all regulated entities must observe pursuant to identifying the Beneficial Owner and, pursuant to the new changes, it incorporated a new definition of Beneficial Owner, indicating that these shall be any “human person/s who own/s at least 10% of the capital or voting rights of a legal person, a trust, an investment fund, an affectation patrimony and/or of any other legal structure; and/or to the human person/s who by other means exercise/s the final control of such entity.”

Finally, on January 13, 2022, UIF Resolution No. 6/2022 amended UIF Resolutions No. 30/2017, 21/2018 and 28/2018, which are applicable to entities regulated by the Central Bank, the CNV and/or the Superintendence of Insurance of the Nation, respectively.

F. Taxation

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our common shares and ADSs. The discussion set forth below is applicable only to U.S. Holders (as defined below) that hold the common shares or ADSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank or other financial institution;

•	a dealer in securities or currencies;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the common shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a person required to accelerate the recognition of any item of gross income with respect to the common shares or ADSs as a result of such income being recognized on an applicable financial statement;

•	a partnership or other pass–through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified (possibly on a retroactive basis) so as to result in United States federal income tax consequences different from those discussed below. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. In addition, this summary assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms.

As used herein, the term “U.S. Holder” means a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds the common shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the common shares or ADSs, you should consult your tax advisors.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES OR ADSS AS WELL AS ANY CONSEQUENCES ARISING UNDER OTHER UNITED STATES FEDERAL TAX LAWS AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs by U.S. Holders will not be subject to United States federal income tax.

Distributions on Common Shares or ADSs

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on our common shares or ADSs (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the ADS Depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or ADSs representing such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ) are readily tradable on an established securities market in the United States. Thus, we believe that dividends that we pay on our ADSs to United States Holders will be potentially eligible for these reduced tax rates. However, since our common shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain complex conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), Argentine withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued United States Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a foreign tax credit, you may be able to deduct Argentine withholding taxes on dividends, if any, in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

To the extent that the amount of any distribution (including amounts withheld to reflect Argentine withholding taxes, if any) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or ADSs, and thereafter as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Distributions of our common shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income taxes.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2022, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is generally a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of that other corporation’s assets and receiving our proportionate share of its income. If we are a PFIC for any taxable year during which you hold our common shares or ADSs, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

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

If we are a PFIC for any taxable year during which you hold our common shares or ADSs and any of our non-United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service Form 8621 if you hold our common shares or ADSs in any year in which we are classified as a PFIC.

In certain circumstances, in lieu of being subject to the rules discussed above with respect to excess distributions and realized gains, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Our common shares are listed on the ByMA, which must meet the trading, listing, financial disclosure and other requirements under applicable United States Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares are or will be “regularly traded” for purposes of the mark-to-market election. Our ADSs are currently listed on the NASDAQ, which constitutes a qualified exchange under the United States Treasury regulations, although there can be no assurance that the ADSs are or will be “regularly traded.”

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

Your adjusted tax basis in our common shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed above), you will generally continue to be subject to the special tax rules discussed above with respect your indirect interest in any such lower-tier PFIC.

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

Taxation of Capital Gains

Subject to the discussion under “—Passive Foreign Investment Company” above, for United States federal income tax purposes, you will generally recognize capital gain or loss on any sale, exchange or other taxable disposition of our common shares or ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized for the common shares or ADSs and your tax basis in the common shares or ADSs determined in U.S. dollars. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code.

Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes. Consequently, in the case of gain from the disposition of common shares or ADSs that is subject to Argentine income tax, you may not be able to benefit from the foreign tax credit for that Argentine income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Argentine income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, however, the non-creditable Argentine income tax may reduce the amount realized on the sale, exchange or other taxable disposition of the common shares or ADSs. You are urged to consult your tax advisors regarding the tax consequences if Argentine income tax is imposed on a disposition of common shares or ADSs, including the effect of the Foreign Tax Credit Regulations and the availability of the foreign tax credit under your particular circumstances.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income Tax

Law No. 27,430, enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, had introduced several amendments to Income Tax Law No. 20,628, among others, a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, there had been a reduction of the tax rate from 35% to 30%. Beginning on or after January 1, 2020 the tax rate would have been further reduced to 25%. Additionally, a withholding of 7% or 13% had been established for the fiscal years mentioned above, on the dividends distributed by local entities in favor of their shareholders provided they are resident individuals or undivided estates, or are foreign beneficiaries.

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

Argentine entities

Capital gains obtained in tax years beginning from January 1, 2022 by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings:

Annual taxable income (ARS)	Tax due on lower limit (ARS)	Marginal rate on the excess of the lower limit
0 to 7,604,948.57	0	25%
Over 7,604,948.57 up to 76,049,485.68	1,901,237.14	30%
Over 76,049,485.68	22,434,598.28	35%

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

Tax on Personal Assets

Argentine entities, such as us, have to pay the Tax on Personal Assets (“TAP”) corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.50% for fiscal years starting in 2019, inclusive. Notwithstanding the foregoing, the tax shall not be paid if it is equal to or less than ARS 250. The tax is levied on the proportional net worth value (“valor patrimonial proporcional” in Spanish), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the TAP Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

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

To the extent that the activities are carried out in more than one jurisdiction, there is a Multilateral Agreement that establishes the way to distribute the taxable income among those jurisdictions.

Stamp Tax

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of common shares or ADSs is performed or executed in such jurisdictions by means of written agreements.

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs. The province of Buenos Aires established a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax at rates that vary from 1.6% to 9.5%, depending on the value of the transferred assets and the relationship between the transferor and the transferee.

In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the United Kingdom, United Arab Emirates and Uruguay. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a United States resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

G. Dividends and Paying Agents

This section is not applicable

H. Statement by Experts

This section is not applicable.

I. Documents on Display

We file annual and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

Our website is www.cresud.com.ar. The information contained in our website does not form part of this Annual Report. Any such request or a copy of these filings at no cost, should be directed to us at our principal office at Carlos M. Della Paolera 261, 9th Floor (C1001ADA), City of Buenos Aires, Argentina, or by e-mail at ir@cresud.com.ar.

We are also required periodically to furnish certain information in Spanish with the CNV, the BYMA and the MAE such as quarterly and annual reports and notices of material events (hechos relevantes). All such reports and notices are available at the website of the CNV (http://www.argentina. gob.ar/cnv), at BYMA through the website of the Bolsa de Comercio de Buenos Aires (http://www.bolsar.info) and the website of the MAE (http://www.mae.com.ar). The documents filed with the CNV, the BYMA and the MAE are not a part of this Annual Report and are not incorporated by reference herein.

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

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of USD 5.00 or less per 100 ADS (or portion there of), (6) a fee of USD 0.02 or less per ADS (or portion) for any cash distribution made pursuant to the deposit agreement including, but not limited to, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

This section is not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2022. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2022.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2022 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina (PCAOB ID 1349)- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

As from March 11, 2020 our board of directors appointed Liliana Glikin, María Gabriela Macagni and Alejandro Mario Bartolome, all of them independent members, as members of the audit committee. The board of directors named María Gabriela Macagni as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted on our website www.cresud.com.ar. On July 25, 2005, our Code of Ethics was amended by our Board of Directors. The amendment was reported in a report on Form 6-K on August 1, 2005.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provision, we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next annual report on Form 20-F and we will post it in our website.

Item 16C. Principal Accountant Fees and Service

Audit Fees

During the fiscal years ended June 30, 2022 and 2021, we were billed a total amount of ARS 96.2 million and ARS 98.7 million respectively in the Agricultural Business and in the Operation Center in Argentina of the Urban Properties and Investment Business, and NIS 0.1 million for the fiscal years 2021, in the Operation Center in Israel, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2022 and 2021 we were billed a total amount of ARS 5.9 million and ARS 52.8 million for professional services rendered by our principal accountants mainly in connection with the review of equity offering transactions forms and debt prospectus.

Tax Fees

During the fiscal year ended June 30, 2022 and 2021 we were billed a total amount of ARS 0.9 million and ARS 1.1 million in the Agricultural Business and in the Operation Center in Argentina of the Urban Properties and Investment Business.

All Other Fees

During the fiscal year ended June 30, 2022 and June 30, 2021 no fees related to other services were billed by our principal accountants.

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

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 22, 2022, our Board of Directors has decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the “2022 Plan”), under the terms of Article 64 of the Capital Markets Law and the rules of the CNV, for a maximum amount of the investment up to ARS 1,000 million. Such repurchases will be made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves.

As of September 21, 2022, we finalized the 2022 Plan having repurchased a total of 5,676,603 shares, representing approximately 99.0% of the approved program and 0.96% of the share capital.

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of ADS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
07/25/2022 – 07/31/2022	1,110,286	170.37	—	—	1,110,286	810.8
08/01/2022 – 08/23/2022	4,566,317	175.38	—	—	4,566,317	10.0
Total	5,676,603		—		5,676,603

_________

(1)	As of the settlement date of transaction.
(2)	Correspond to the sum of common shares and ADS’s purchased. Each ADS represents 10 common shares.

As of June 30, 2022, we own our shares in an amount equal to 0.33% of our capital stock, and after completion of the 2022 plan we owned our shares in an amount equal to 1.29% of our capital stock.

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

We have securities that are registered with the SEC and are listed on the NASDAQ, and are therefore subject to corporate governance requirements applicable to NASDAQ-listed non-US companies (a “NASDAQ-listed” company).

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

NASDAQ Standards for U.S. companies	Cresud’s Corporate Practices
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

NASDAQ Standards for U.S. companies	Cresud’s Corporate Practices
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

Item 18. Financial Statements

Reference is made to pages F-1 through F-102

Index to Financial Statements (see page F-1).

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1(1)	Amended and reinstated By-laws “Estatutos” of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.
2.6(15)

Warrant Agent Agreement dated as of February 24, 2021, between Cresud S.A.C.I.F. y A. y Representaciones Sociedad Anónima, and Computershare, Inc. and Computershare Trust Company N.A., collectively as warrant agent.

4.1(1)	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.1.1(12)	(English Summary) Amendment to the Consulting Agreement by and among Cresud and Consultores Assets Management S.A., dated September 8, 2017.
4.2(2)	Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated June 30, 2004.
4.3(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and IRSA CP and us, dated August 23, 2007.
4.4(5)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(6)	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated March 12, 2010.
4.6(7)	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7(8)	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8(9)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(9)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and IRSA CP dated February 24, 2014.

Exhibit No.	Description of Exhibit
4.10(10)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(11)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(12)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
4.13(13)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14(16)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
4.15(17)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2020.
4.16(18)	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2021.
4.17	English translation of the Fourteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 12, 2022.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
99.1	Summary of investment properties by type as of June 30, 2022 (in accordance with Regulation S-X 12-28 (1)).

_________

(1)	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548) filed with the SEC on March 3, 1997.
(2)	Incorporated herein by reference to the report statement on Form 6-K (File No. 333-06548) filed with the SEC on July 1, 2004.
(3)	Incorporated herein by reference to the registrant’s report on Form 6-K (File No. 333-06548) filed with the SEC on August 1, 2005.
(4)	Incorporated herein by reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 27, 2007.
(5)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 30, 2009.
(6)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 30, 2010.
(7)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 28, 2011.
(8)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 30, 2012.
(9)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2014.
(10)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on November 17, 2015.
(11)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on November 1, 2016.
(12)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2017.
(13)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2018.
(14)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2019.
(15)	Incorporated by reference to the registrant’s registration statement on Form 8-A filed on June 22, 2021.
(16)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2019.
(17)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on November 16, 2020.
(18)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 1, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria

Date: October 27, 2022	By:	/s/ Matías I. Gaivironsky
	Name:	Matías I. Gaivironsky
	Title:	Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2022, including the related notes and the summary of investment properties by type as of June 30, 2022 listed in the index appearing under Item 19 (99.1)  (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Level 3 Investment Properties Valued Using Discounted Cash Flows

As described in Note 9 to the consolidated financial statements, the Company used a discounted cash flow model to value its Level 3 investment properties, which account for approximately 28% of the Company’s AR$ 302,424 million in investment properties at June 30, 2022. These properties are valued using assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value these investment properties included determining appropriate discount rates and projecting macroeconomic variables such as inflation, exchange rates and gross domestic product. These valuation techniques require management to make estimates and judgments regarding the future behavior of multiple interrelated variables and changes in these assumptions could have a significant impact on the determination of the fair value of these properties.

The principal consideration for our determination that performing procedures relating to the Level 3 investment properties valued using a discounted cash flows method is a critical audit matter is the significant judgment by management to determine the fair value of these properties due to the use of a valuation model that included significant assumptions related to the determination of discount rates and projecting macroeconomic variables such as inflation, exchange rates and gross domestic product; this in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and this audit effort involved the use of professionals with specialized skill and knowledge.

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
October 27, 2022

We have served as the Company’s auditor since 1995.

Glossary of terms

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Consolidated Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
BACS	Banco de Crédito y Securitización S.A.
Bartan	Bartan Holdings and Investments Ltd.
BYMA	Buenos Aires Stock Exchange
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
IFRIC	International Financial Reporting Standards Interpretation Committee
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIL	Dolphin IL Investment Ltd.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
USA	United States of America
Efanur	Efanur S.A.
EHSA	Entertainment Holdings S.A.
Financial Statements	Consolidated Financial Statements as of June 30, 2021
ETH	C.A.A. Extra Holdings Ltd.
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
GCBA	Autonomous City of Buenos Aires Government
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
CPI	Consumer Price Index
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
ISPRO	Ispro The Israeli Properties Rental Corporation Ltd.
LipStick	LipStick Management LLC
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NASDAQ	National Association of Securities Dealers Automated Quotation
New LipStick	New LipStick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
MPIT	Minimum Presumed Income Tax
NIS	New Israeli Shekel
NFSA	Nuevas Fronteras S.A.
NYSE	New York Stock Exchange
Ombú	Ombú Agropecuaria S.A.
PBC	Property & Building Corporation Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
Tyrus	Tyrus S.A.
Yuchán	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position

as of June 30, 2022 and 2021

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2022	06.30.2021
ASSETS
Non-current assets
Investment properties	9	302,424	313,369
Property, plant and equipment	10	59,432	65,783
Trading properties	11	3,041	2,696
Intangible assets	12	4,282	4,902
Right of use assets	13	6,796	6,981
Biological assets	14	6,070	5,325
Investment in associates and joint ventures	8	17,918	21,316
Deferred income tax assets	23	65	808
Income tax and MPIT credits		24	56
Restricted assets	16	466	331
Trade and other receivables	17	14,793	17,571
Investment in financial assets	16	863	2,165
Derivative financial instruments	16	65	123
Total non-current assets		416,239	441,426
Current assets
Trading properties	11	193	187
Biological assets	14	9,212	11,016
Inventories	15	13,421	17,523
Income tax and MPIT credits		56	269
Trade and other receivables	17	33,316	37,262
Investment in financial assets	16	19,079	2,319
Derivative financial instruments	16	2,800	1,038
Cash and cash equivalents	16	34,911	45,143
Total current assets		112,988	114,757
TOTAL ASSETS		529,227	556,183
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		82,303	53,205
Non-controlling interest		124,486	120,441
TOTAL SHAREHOLDERS' EQUITY		206,789	173,646
LIABILITIES
Non-current liabilities
Borrowings	22	46,164	120,089
Deferred income tax liabilities	23	116,248	134,845
Trade and other payables	20	4,598	3,690
Provisions	21	511	638
Derivative financial instruments	16	125	77
Lease liabilities		7,059	7,489
Payroll and social security liabilities		154	221
Total non-current liabilities		174,859	267,049
Current liabilities
Trade and other payables	20	30,922	32,116
Borrowings	22	95,267	74,505
Provisions	21	209	248
Payroll and social security liabilities		2,470	2,437
Income tax and MPIT liabilities		15,427	1,797
Lease liabilities		2,288	2,612
Derivative financial instruments	16	996	1,773
Total Current liabilities		147,579	115,488
TOTAL LIABILITIES		322,438	382,537
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		529,227	556,183

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Income and Other Comprehensive Income

for the fiscal years ended June 30, 2022, 2021 and 2020

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2022	06.30.2021	06.30.2020
Revenues	25	95,850	69,547	82,244
Costs	26	(69,785)	(55,479)	(55,631)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		18,396	23,723	6,769
Changes in the net realizable value of agricultural products after harvest		(1,998)	(967)	1,617
Gross profit		42,463	36,824	34,999
Net gain/ (loss) from fair value adjustment of investment properties	9	16,583	(3,683)	83,697
Gain from disposal of farmlands		5,505	2,148	2,065
General and administrative expenses	27	(9,047)	(8,473)	(8,440)
Selling expenses	27	(7,341)	(6,800)	(7,953)
Other operating results, net	28	(765)	(3,742)	4,100
Management fees		(4,169)	-	(518)
Profit from operations		43,229	16,274	107,950
Share of (loss)/ profit of associates and joint ventures	8	(195)	(7,273)	18,136
Profit before financial results and income tax		43,034	9,001	126,086
Finance income	29	1,307	1,077	754
Finance cost	29	(15,575)	(24,630)	(25,120)
Other financial results	29	35,811	32,792	(25,762)
Inflation adjustment	29	400	938	(269)
Financial results, net	29	21,943	10,177	(50,397)
Profit before income tax		64,977	19,178	75,689
Income tax	23	(1,977)	(45,817)	(19,593)
Profit/ (loss) for the year from continuing operations		63,000	(26,639)	56,096
Loss for the year from discontinued operations	35	-	(13,540)	(6,831)
Profit/ (loss) for the year		63,000	(40,179)	49,265

Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries		(21,662)	(1,500)	(6,203)
Revaluation surplus		596	1,612	1,512
Other comprehensive (loss)/ income for the year from continuing operations		(21,066)	112	(4,691)
Other comprehensive (loss)/ income for the year from discontinued operations		-	(18,763)	32,811
Total other comprehensive (loss)/ income for the year		(21,066)	(18,651)	28,120
Total comprehensive income/ (loss) for the year		41,934	(58,830)	77,385
Total comprehensive income/ (loss) from continuing operations		41,934	(26,527)	51,405
Total comprehensive (loss)/ income from discontinued operations		-	(32,303)	25,980
Total comprehensive income/ (loss) from the year		41,934	(58,830)	77,385
Profit/ (loss) for the year attributable to:
Equity holders of the parent		37,088	(20,611)	9,678
Non-controlling interest		25,912	(19,568)	39,587
Profit/ (loss) from continuing operations attributable to:
Equity holders of the parent		37,088	(12,592)	17,106
Non-controlling interest		25,912	(14,047)	38,990
Total comprehensive income/ (loss) attributable to:
Equity holders of the parent		28,671	(26,093)	5,964
Non-controlling interest		13,263	(32,737)	71,421
Profit/ (loss) for the year per share attributable to equity holders of the parent:
Basic		62.86	(39.11)	19.38
Diluted		53.36	(39.11)	18.80
Profit/ (loss) per share from continuing operations attributable to equity holders of the parent:
Basic		62.86	(23.89)	34.25
Diluted		53.36	(23.89)	33.24

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2022, 2021 and 2020

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (iii)	Other reserves (iv)	Retained earning	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2021	589	2	24,911	2,415	31,122	223	1,152	1,897	6,716	(15,822)	53,205	120,441	173,646
Profit for the year	-	-	-	-	-	-	-	-	-	37,088	37,088	25,912	63,000
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(8,417)	-	(8,417)	(12,649)	(21,066)
Total comprehensive profit for the year	-	-	-	-	-	-	-	-	(8,417)	37,088	28,671	13,263	41,934
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 21, 2021
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	-	(3,656)	-	3,656	-	-	-
Exercise of warrants (ii)	1	-	-	(14)	97	-	-	-	-	-	84	6	90
Reserve for share - based payments	-	-	-	-	-	4	-	-	15	-	19	51	70
Changes in non-controlling interest	-	-	-	-	-	-	-	-	2,011	-	2,011	(35)	1,976
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(8,675)	(8,675)
Other changes in equity	-	-	-	-	-	-	-	1,759	317	(3,763)	(1,687)	(458)	(2,145)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	43	43
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	(150)	(150)
Balance as of June 30, 2022	590	2	24,911	2,401	31,219	227	1,152	-	642	21,159	82,303	124,486	206,789

(i)	Includes ARS 2 of inflation adjustment of Treasury shares as of June 30, 2022 and 2021, respectively. See Note 19.
(ii)	As of June 30, 2022, the remaining warrants to exercise amount to 89,554,069, equivalent to the same number of shares. See Note 32.
(iii)	Related to CNV General Resolution N° 609/12. See Note 19.
(iv)	Group’s other reserves for the year ended June 30, 2022 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (*)	Total other reserves
Balance as of June 30, 2021	(369)	9,742	245	(2,902)	6,716
Other comprehensive loss for the year	-	(8,847)	-	430	(8,417)
Total comprehensive loss for the year	-	(8,847)	-	430	(8,417)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 21, 2021
Changes in non-controlling interest	-	-	-	2,011	2,011
Reserve for share-based payments	-	-	-	15	15
Other changes in equity	-	342	-	(25)	317
Balance as of June 30, 2022	(369)	1,237	245	(471)	642

(*)	Includes revaluation surplus.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2022, 2021 and 2020

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (iii)	Other reserves (iv)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2020	499	2	24,838	-	26,088	223	918	1,897	2,484	5,023	61,972	238,895	300,867
Loss for the year	-	-	-	-	-	-	-	-	-	(20,611)	(20,611)	(19,568)	(40,179)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(5,482)	-	(5,482)	(13,169)	(18,651)
Total comprehensive loss for the year	-	-	-	-	-	-	-	-	(5,482)	(20,611)	(26,093)	(32,737)	(58,830)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 26, 2020
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	234	-	-	(234)	-	-	-
Share capital increase (ii)	90	-	73	2,415	5,034	-	-	-	-	-	7,612	18,869	26,481
Changes in non-controlling interest	-	-	-	-	-	-	-	-	682	-	682	1,176	1,858
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(6,018)	(6,018)
Other changes in equity	-	-	-	-	-	-	-	-	9,032	-	9,032	2,520	11,552
Irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	215	215
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	41	41
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	-	(102,520)	(102,520)
Balance as of June 30, 2021	589	2	24,911	2,415	31,122	223	1,152	1,897	6,716	(15,822)	53,205	120,441	173,646

(i)	Includes ARS 3 of inflation adjustment of Treasury shares. See Note 19.
(ii)	See Note 19.
(iii)	Related to CNV General Resolution N° 609/12. See Note 19.
(iv)	Group’s other reserves for the year ended June 30, 2021 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for acquisition of securities issued by the Company	Other reserves (*)	Total other reserves
Adjusted balance as of June 30, 2020	(369)	7,353	245	(4,745)	2,484
Other comprehensive loss for the year	-	(5,854)	-	372	(5,482)
Total comprehensive loss for the year	-	(5,854)	-	372	(5,482)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 26, 2020
Changes in non-controlling interest	-	-	-	682	682
Other changes in equity	-	8,243	-	789	9,032
Balance as of June 30, 2021	(369)	9,742	245	(2,902)	6,716

(*)	Includes revaluation surplus.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2022, 2021 and 2020

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2019	486	15	24,838	26,088	226	918	12,756	89,724	(95,832)	59,219	254,083	313,302
Adjustments previous years (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(2,006)	(2,006)	(3,329)	(5,335)
Restated balance as of June 30, 2019	486	15	24,838	26,088	226	918	12,756	89,724	(97,838)	57,213	250,754	307,967
Profit for the year	-	-	-	-	-	-	-	-	9,678	9,678	39,587	49,265
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(3,714)	-	(3,714)	31,834	28,120
Total comprehensive (loss)/ income for the year	-	-	-	-	-	-	-	(3,714)	9,678	5,964	71,421	77,385
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 30, 2019
Distribution of treasury shares	13	(13)	-	-	-	-	-	3,724	(3,724)	-	-	-
Reserve for share-based payments	-	-	-	-	(3)	-	-	(8)	-	(11)	(20)	(31)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	18,330	18,330
Changes in non-controlling interest	-	-	-	-	-	-	-	(1,043)	-	(1,043)	11,861	10,818
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(7,397)	(7,397)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(106,651)	(106,651)
Other changes in equity	-	-	-	-	-	-	-	-	(151)	(151)	520	369
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	77	77
Loss absorbtion	-	-	-	-	-	-	(10,859)	(86,199)	97,058	-	-	-
Balance as of June 30, 2020	499	2	24,838	26,088	223	918	1,897	2,484	5,023	61,972	238,895	300,867

(i)	Includes ARS 3 of inflation adjustment of Treasury shares as of June 30, 2020 and 2019, respectively.
(ii)	Related to CNV General Resolution N° 609/12. See Note 19.
(iii)	Group’s other reserves for the year ended June 30, 2020 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves	Total other reserves
Balance as of June 30, 2019	(4,098)	11,205	245	86,199	(3,827)	89,724
Other comprehensive loss for the year	-	(3,852)	-	-	138	(3,714)
Total comprehensive loss for the year	-	(3,852)	-	-	138	(3,714)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 30, 2019
Distribution of treasury shares	3,724	-	-	-	-	3,724
Reserve for share-based payments	5	-	-	-	(13)	(8)
Changes in non-controlling interest	-	-	-	-	(1,043)	(1,043)
Loss absorption	-	-	-	(86,199)	-	(86,199)
Balance as of June 30, 2020	(369)	7,353	245	-	(4,745)	2,484

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Cash Flows

for the fiscal years ended June 30, 2022, 2021 and 2020

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2022	06.30.2021	06.30.2020
Operating activities:
Net cash generated from operating activities before income tax paid	18	23,034	9,655	30,021
Income tax paid		(1,227)	(69)	(746)
Net cash generated from continuing operating activities		21,807	9,586	29,275
Net cash generated from discontinued operating activities		-	4,987	58,739
Net cash generated from operating activities		21,807	14,573	88,014
Investing activities:
Proceeds from sales of participation in associates and joint ventures		-	561	-
Capital contributions to associates and joint ventures		(624)	(69)	(4,690)
Proceeds from sales of intangible assets		6	-	-
Contributions to associates and joint ventures pending subscription		(57)	-	-
Acquisition and improvement of investment properties		(6,134)	(1,638)	(9,057)
Proceeds from sales of investment properties		25,977	30,394	961
Acquisitions and improvements of property, plant and equipment		(4,022)	(3,316)	(3,453)
Advance payments		-	(112)	(195)
Acquisition of intangible assets		(115)	(139)	(174)
Proceeds from sales of property, plant and equipment		2,874	1,438	28
Net increase of restricted deposits		-	-	(515)
Dividends collected from associates and joint ventures		3,660	-	662
Proceeds from loans granted		453	15	-
Acquisitions of investments in financial assets		(27,186)	(27,482)	(34,308)
Proceeds from disposal of investments in financial assets		18,089	52,348	45,874
(Payments)/ Proceeds from derivative financial instruments		(117)	(853)	12,177
Interest collected from financial assets		90	1,104	(97)
Dividends paid from financial assets		-	-	(30)
Dividends collected from financial assets		-	722	-
Loans granted to related parties		-	(356)	(407)
Proceeds from loans granted to related parties		-	95	4,434
Cash incorporated by business combination, net of cash paid		-	(5,187)	39
Decrease in securities		-	84	-
Net cash generated from continuing investing activities		12,894	47,609	11,249
Net cash generated from discontinued investing activities		-	72,320	100,213
Net cash generated from investing activities		12,894	119,929	111,462
Financing activities:
Borrowings and issuance of non-convertible notes		26,522	93,608	95,884
Payment of borrowings and non-convertible notes		(41,660)	(153,450)	(75,909)
Obtaining/ (payment) of short term loans, net		2,319	13,381	(7,315)
Interest paid		(16,211)	(33,680)	(20,065)
Repurchase of treasury shares		(150)	-	-
Repurchase of non-convertible notes		(2,587)	(10,980)	(6,413)
Proceeds from sales of own non-convertible notes		4,320	11,574	-
Capital contributions from non-controlling interest in subsidiaries		(534)	1,046	-
Acquisition of non-controlling interest in subsidiaries		-	(123)	(1,482)
Charge for issuance of shares and other equity instruments		-	20,719	-
Loans obtained from associates and joint ventures, net		24	-	-
Proceeds from sales of non-controlling interest in subsidiaries		43	-	-
Exercise of warrants		84	-	-
Lease liabilities paid		(1,048)	(67)	-
Dividends paid		-	(1,166)	(2,552)
Dividends paid to non-controlling interest in subsidiaries		(7,780)	(4,242)	(546)
Share capital increase in subsidiaries		-	5,092	-
Irrevocable contributions received		123	-	-
Payment of loans with related parties		(481)	-	-
Net cash used in continuing financing activities		(37,016)	(58,288)	(18,398)
Net cash used in discontinued financing activities		-	(29,679)	(172,654)
Net cash used in financing activities		(37,016)	(87,967)	(191,052)
Net (decrease)/ increase in cash and cash equivalents from continuing activities		(2,315)	(1,093)	22,126
Net increase/ (decrease) in cash and cash equivalents from discontinued activities		-	47,628	(13,702)
Net (decrease)/ increase in cash and cash equivalents		(2,315)	46,535	8,424
Cash and cash equivalents at beginning of the year	16	45,143	248,583	219,958
Cash and cash equivalents reclassified to held for sale		-	(313)	(1,107)
Foreign exchange (loss)/ gain on cash and changes in fair value of cash equivalents		(7,917)	(11,331)	21,308
Deconsolidation		-	(238,331)	-
Cash and cash equivalents at the end of the year		34,911	45,143	248,583

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II

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

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Financial Statements for issuance on October 27, 2022.

As of June 30, 2022, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business.

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

Urban Properties and Investments Business

The activities of the Argentina Operations Center are carried out mainly through IRSA. Through IRSA, the Group manages, develops and owns 15 shopping malls in Argentina, 6 office buildings, 3 hotels and an extensive land reserve for future mixed-use developments, and since 2009 it entered the real estate market of the US, mainly through the acquisition of non-controlling interests in office buildings and hotels. Indistinctly through IRSA, the Group also develops residential properties for sale. The Group uses the term “real estate” interchangeably in these consolidated financial statements to denote investment activities, development and/or sale of properties.

The activities of the “Others” segment of the Group are carried out mainly through BHSA, in which IRSA holds, directly and indirectly, a 29.91% stake. BHSA is a commercial bank that offers a wide range of banking activities and related financial services to individuals, small, medium and large companies, including the granting of mortgage loans. BHSA's shares are listed on BYMA (Merval: BHIP).

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these financial statements have been reported in terms of the measuring unit current as of June 30, 2022 accordingly to IAS 29.

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

-	Non-monetary assets, and liabilities and equity component are recorded at restated cost as of the balance sheet date.
-	All items in the statement of income are restated applying the relevant conversion factors.
-	The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Inflation adjustment”.
-	Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

-	Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
-	The resulting amount was included in the “Comprehensive Inflation adjustment of share capital and treasury shares adjustment” account.
-	Other comprehensive income / (loss) was restated as from each accounting allocation.
-	The other reserves were restated from the initial application.

In relation to the inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The tables below show the evolution of these indices in the last two fiscal years and as of June 30, 2022 according to official statistics (INDEC) following the guidelines described in Resolution 539/18:

Price variation	June 30, 2020	June 30, 2021	June 30, 2022	Cumulative as of June 30,2022 (3 years)
Annual	43%	50%	64%	252%

As a consequence of the aforementioned, these financial statements as of June 30, 2022 were restated in accordance with IAS 29.

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

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘ARS’, are millions of Argentine Pesos, references to ‘USD’ or ‘US Dollars’ are millions of US Dollars, and references to "NIS" are millions of New Israeli Shekel.

(d) Fiscal year-end

The fiscal year begins on July 1st and ends on June 30 of each year.

(e) Accounting criteria

See Notes 2.2 through 2.27 with the accounting policies of each item.

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2 New accounting standards and amendments

The following standards and amendments have been issued by the IASB. Below we outline the standards and amendments that may potentially have an impact on the Group at the time of application.

Standards and amendments adopted by the Group

Standards and amendments	Description	Date of application by the Group
Covid-19-related Rent Concessions – Amendments to IFRS 16.

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
Amendment to IAS 1

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

06-30-2024
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

06-30-2023
Reference to the Conceptual Framework – Amendments to IFRS 3

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

• IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

• IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

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

06-30-2024
Definition of accounting estimates - Amendments to IAS 8.

The IASB amended IAS 1 to require entities to disclose their material accounting policies rather than their significant accounting policies. The amendments define what it implies and how to identify material accounting policy information. They also clarify that it is not necessary to disclose immaterial accounting policy. If it is disclosed should not overshadow material accounting information. To support this amendment, the IASB also amended IFRS Practical Statement 2 on "Making materiality related judgments" to advise on how to apply the concept of materiality to disclosure of accounting policies.

06-30-2024
Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures.

The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the nonmonetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognised by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively.

N/A. In December 2015 the IASB decided to defer the application date of this amendment until the IASB has finalized its research project on the equity method.

Management is studying the impact that these new regulations and modifications will have for the Group.

At the date of issuance of these consolidated financial statements, there are no other standards or modifications issued by the IASB that are not yet effective and are expected to have a significant effect on the Group.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The Group uses the acquisition method of accounting for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group conducts its business through several operating and investment companies, the principal are listed below:

Agricultural Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.2022	06.30.2021	06.30.2020
Cresud's direct equity interest in:
Brasilagro-CompanhIa Brasileira de Propriedades Agrícolas (1) (2)	Brazil	Agricultural	39.56%	39.44%	33.55%
Sociedad Anónima Carnes Pampeanas S.A. (2)	Argentina	Agro-industrial	-	-	100.00%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	50.10%	50.10%	50.10%
Helmir S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
IRSA Inversiones y Representaciones Sociedad Anónima (2)	Argentina	Real estate	53.94%	62.22%	61.95%
Alafox S.A. (3)	Uruguay	Investment	100.00%	100.00%	-
Agropecuaria Santa Cruz S.A.	Uruguay	Investment	-	-	100.00%
Brasilagro's direct equity interest in:
Araucária Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cajueiro Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Ceibo Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cremaq Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Engenho de Maracajú Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Flamboyant Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	99.99%	99.99%	99.99%
Mogno Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Palmeiras S.A.	Paraguay	Agricultural	99.99%	99.99%	99.99%
Agropecuaria Morotí S.A.	Paraguay	Agricultural	99.99%	99.99%	99.99%
Agrifirma S.A.	Brazil	Agricultural	99.99%	99.99%	99.99%
Agropecuaria Acres del Sud S.A. (2) (4)	Bolivia	Agricultural	99.99%	99.99%	-
Ombú Agropecuaria S.A. (4)	Bolivia	Agricultural	99.99%	99.99%	-
Yatay Agropecuaria S.A. (4)	Bolivia	Agricultural	99.99%	99.99%	-
Yuchán Agropecuaria S.A. (2) (4)	Bolivia	Agricultural	99.99%	99.99%	-
Futuros y Opciones.Com. S.A.'s direct equity interest in:
Amauta Agro S.A. (5)	Argentina	Brokerage	98.57%	98.57%	98.57%
FyO Acopio S.A. (5)	Argentina	Warehousing and brokerage	98.57%	98.57%	98.57%
FyO Chile SPA	Chile	Brokerage	100.00%	100.00%	100.00%
Helmir S.A.'s direct equity interest in:
FyO Holding S.A.	Uruguay	Investment	50.10%	-	-
Agropecuaria Santa Cruz S.A.'s direct equity interest in:
Agropecuaria Acres del Sud S.A. (2)(4)	Bolivia	Agricultural	-	-	100.00%
Ombú Agropecuaria S.A. (4)	Bolivia	Agricultural	-	-	100.00%
Yatay Agropecuaria S.A. (4)	Bolivia	Agricultural	-	-	100.00%
Yuchán Agropecuaria S.A. (2) (4)	Bolivia	Agricultural	-	-	100.00%
Sedelor S.A.	Uruguay	Investment	-	-	100.00%
Codalis S.A.	Uruguay	Investment	-	-	100.00%
Alafox S.A.	Uruguay	Investment	-	-	100.00%

(1)

The Group exercises “de facto control” over Brasilagro as a result of (i) the percentage and concentration of voting rights of the Group, and the absence of other shareholders with significant voting rights, (ii) the absence of a voting agreement among the other shareholders to vote together as a group, and (iii) the record of attendance to Shareholders’ Meetings and the record of votes casted by the other shareholders; the Group's effective control to direct Brasilagro’s relevant activities has been exercised through its seat in the Board of Directors. See Note 7 for further information regarding to Brasilagro.

(2)	Includes interest indirectly held through Helmir.
(3)	In liquidation process during the current fiscal year.
(4)	See Note 4 to the consolidated financial statements as of June 30, 2021.
(5)	Includes direct participation of Cresud.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban Properties and Investments Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.2022	06.30.2021	06.30.2020
IRSA's direct equity interest:
IRSA CP (1)	Argentina	Real estate	-	79.92%	80.65%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
UT IRSA y Galerías Pacífico S.A. (2)	Argentina	Investment	50.00%	50.00%	50.00%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (3)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%	100.00%	100.00%
We Are APPA S.A.	Argentina	Design and software development	93.63%	93.63%	69.69%
Tyrus S.A.'s direct equity interest in:
DFL and DN BV	Bermudas/ Netherlands	Investment	99.50%	99.50%	97.04%
IRSA International LLC	United States	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A. (6)	Uruguay	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	United States	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct equity interest in:
Real Estate Investment Group VII LP (REIG VII)	Bermudas	Investment	100.00%	100.00%	100.00%
DFL's direct equity interest in:
IDB Development Corporation Ltd.	Israel	Investment	-	-	100.00%
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%
DIL's direct equity interest in:
Discount Investment Corporation Ltd. (4)	Israel	Investment	-	-	83.72%
IDBD's direct equity interest in:
IDB Tourism (2009) Ltd.	Israel	Tourism services	-	-	100.00%
IDB Group Investment Inc	Israel	Investment	-	-	100.00%
DIC's direct equity interest in:
Property & Building Corporation Ltd.	Israel	Real estate	-	-	72.40%
Cellcom Israel Ltd. (5)	Israel	Telecommunications	-	-	46.20%
Elron Electronic Industries Ltd.	Israel	Investment	-	-	61.06%
Bartan Holdings and Investments Ltd.	Israel	Investment	-	-	55.68%
Epsilon Investment House Ltd.	Israel	Investment	-	-	68.75%
Mehadrin Ltd.	Israel	Agricultural	-	-	43.75%
PBC's direct equity interest in:
Ispro The Israeli Properties Rental Corporation Ltd.	Israel	Real estate	-	-	100.00%
Matam - Scientific Industries Center Haifa Ltd.	Israel	Real estate	-	-	50.10%
Hadarim Properties Ltd.	Israel	Real estate	-	-	100.00%
Property & Building (Commercial Centers) Ltd.	Israel	Real estate	-	-	100.00%
PBC USA Investments Inc	United States	Real estate	-	-	100.00%

(1)	Includes interest held through E-Commerce Latina S.A. and Tyrus S.A as of June 30 2021 and 2020. See Note 4.
(2)

The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.

(3)	Includes interest held through Ritelco S.A. and Torodur S.A.
(4)	Includes Tyrus' equity interest.
(5)	Control was lost in September 2020. See Note 4 to consolidated financial statements as of June 30, 2021.
(6)	Includes Tyrus’ and IRSA S.A.’s equity interests.

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

The Group determines at each reporting date whether there is any objective evidence that the investment in joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes such difference in "Share of profit / (loss) of associates and joint ventures" in the Statements of Income and Other Comprehensive Income.

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

 Additionally, the Group reflects the value of economically “buildable potentials” in those properties that meet the following requirements: a) have buildable potential that are legally viable based on the application of approved Planning Codes and / or specific Ordinances. and b) have a commercial viability either due to their realization market or their constructive feasibility (see Note 9). If due to regulatory or legal regulations and commercial and/or economic aspects, the buildable potential can only be made by the Group and it has not been built yet, the asset value is not recognized.

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

The Group’s investment properties primarily comprise the Group’s portfolio of shopping malls and offices, certain property under development, other undeveloped land and farmlands rented to third parties.

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Asset transfers, whether they are assets classified as investment properties that are transferred to other items or vice versa, can only be made when there is a change in their use, which is evidenced by: a) if an investment property it becomes occupied by the Group, it is reclassified as property, plant and equipment at the beginning of said occupation; b) when an investment property changes its use, and this is evidenced by a development process to prepare it for sale, the property is transferred to properties for sale; c) if the Group's occupation of a property ends, it is reclassified from property, plant and equipment to properties for sale; or d) the commencement of operating lease operations with a third party, whereby the properties for sale are transferred to investment properties. The transfer of investment properties to other items is carried out at the fair value of the asset on the date of change of use and said fair value is the cost of the property for the purposes of subsequent accounting according to the applicable standard. If an owner-occupied property is converted to investment property, the Group values the property at the corresponding carrying amount prior to transfer and classifies it as investment property at fair value on the date of change of use. The Group will treat any difference, as of that date, between the determined carrying amount of the property and the fair value, in the same way in which it would record a revaluation applying IAS 16. A transfer from inventories to Investment properties, will be accounted by recognizing the result between its previous book value and its fair value and any difference between the fair value of the property at that date and its previous carrying amount will be recognized in the result of the period.

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

The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "other operating results, net" in the Consolidated Statements of Comprehensive Income and Other Comprehensive Income at the time they are incurred.

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

The remaining useful life as of June 30, 2022 is as follows:

Buildings and facilities	Between 5 and 50 years
Machinery and equipment	Between 3 and 24 years
Communication networks	Between 4 and 20 years
Others	Between 3 and 25 years

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Gains from the sale of these assets are recognized when control is transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

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

2.8 Leases

Leases are recorded pursuant to IFRS 16. The Group recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of a lease in accordance with the standard. For the prior periods’ leases were classified at their inception as either operating or finance leases based on the economic substance of the agreement.

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

 The Group acquires certain specific assets (especially machinery, computer equipment and real property exploitation concessions) under leases pursuant to IFRS 16. Assets so acquired are recorded as an asset at the present value of the minimum future lease payments (the rate used by the Group is between 10.61% and 52.94%). Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases falling within the IFRS 16 exemption, where the Group acts as lessee are charged to results at the time they accrue. They mainly include contracts for less than one year and/or for non-material items.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The line item “Cost of sales and services from agricultural business” within “Costs” in the Statements of Income and Other Comprehensive Income represents the recognition as an expense of agricultural produce held in inventory, valued at either cost or net realizable value, as applicable, or biological assets valued at fair value less costs to sell.

Either the fair value of a biological asset in its present location and condition is determined based on the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate or the current quoted market price in the most relevant market.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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

For significant non-homogeneous receivables, the Group generally measures impairment based on an individual analysis.

For non-significant homogeneous receivables, the Group assesses the impairment by grouping these receivables based on characteristics of similar risks, considering the type of asset, the delinquency condition and other relevant factors.

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

2.17 Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

2.18 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

2.19 Provisions

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

2.20 Employee benefits

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

2.21 Current income tax, deferred income tax and minimum presumed income tax

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

Entities in Argentina were subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax is carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges within the applicable 10-year period, recognizes the MPIT as a current or non-current receivable, as applicable, within “Trade and other receivables” in the Statements of Financial Position.

The minimum presumed income tax was repealed by Law N ° 27,260 in its article 76 for the periods that begin as of January 1, 2019.

2.22 Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term liquid investments with original maturities of three months or less. Bank overdrafts are not included.

2.23 Revenue recognition

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

Revenue from satisfaction of performance obligations over time for real estate developments is recognized by measuring progress towards compliance with the obligation when it can be measured reliably. For this measurement, the Group uses the input method, that is, the effort consumed by the entity and determines the percentage of progress based on the estimate of the total development costs.

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

•	Sale of goods

Revenue from sales of grains and sugarcane sales is recognized when performance obligations are met, which consists of transforming the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

In the case of grains, the Group normally enters into forward contracts under which the Group is entitled to determine the sale price for the total or partial volume of grains sold, through the delivery date, based on formulas contractually agreed upon. In some cases, the formulas used to determine the sales price are stated in U.S. Dollars.

Upon the delivery of grains, revenue is recognized based on the price determined for each client considering the foreign exchange rate on the delivery date when applicable. After the grains are delivered to the client, the quality and final weight are assessed, and the final price of the transaction is agreed upon, which result in adjusting the original contractual amounts, and any foreign exchange rate variation through the settlement date.

•	Sale of farms

Revenue from sale of farms is not recognized until performance obligations are met, which consists of: (i) the sale be in completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred all risks and rewards to the buyer and does not have a continuing involvement. Usually this coincides with the buyer making the first down payment, moment when the transfer of possession is completed, according to the contractual terms. The result from sales of farms is presented in the statement of income as “Gain from disposal of farmlands” net of the related cost.

•	Sales of beef cattle

Revenue from the sale of beef cattle is recognized when performance obligations are met, which consists of transferring the material risks and the benefits of cattle ownership to the buyer, usually when the cattle is delivered to the buyer at the specified place, in accordance with the terms of the sale agreed upon.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

As for the sale of beef cattle, the Group’s operation consists basically of a project involving the production and sale of beef calves after weaning (this process is called rearing). However, some animals that prove to be infertile may be sold to meat packers for slaughtering. At Paraguay operations, the project consists in fattening and selling these animals for slaughtering. The pricing for sale of cattle is based on the market price of the arroba of fed cattle in the respective market (the arroba price is verified on the transaction date), the animal weight, plus the premium related to the category. The sale of cattle in Brazil and Paraguay operations, in turn, considers the price of the arroba of fed cattle or heifer/cow on the date of sale in the respective market, applied to carcass yields.

Urban properties and investments activities

•	Rental and services - Shopping malls portfolio

Revenues derived from business activities developed in the Group’s shopping malls mainly include rental income under operating leases, admission rights, commissions and revenue from several complementary services provided to the Group’s lessees.

The Argentine Civil and Commercial Code section 1221 provides that tenants may rescind commercial lease within the initial six months by means of written notification. If option is used within the first year of the lease, the Tenant shall pay the Lessor, as compensation, the equivalent of one-and-a-half month’s rent, and one month’s rent if the tenant makes use of the option after that period. Given that the rule does not provide for advance notice, Lease Agreements include a provision whereby the lessee must give at least 60 days advance notice of its intention to terminate the lease. The exercise of such early termination could materially and adversely affect the Group.

The Group has determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. The Group concluded that, even though a lease is cancellable under law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. The Group reached this conclusion based on factors such as: (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains); (iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group’s tenants only have stores in shopping malls with a few or none street stores. See details in Note 22.

Lessees of rental space located within shopping malls are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Contingent Rent”), which generally ranges between 2% and 12% of the lessees’ gross sales. In addition, in accordance with the standard terms of the typical commercial lease, the Base Rent is usually increased at that time by the Consumer Price Index (CPI) in Argentina.

In addition, some leases include provisions that set forth variable rent based on specific volumes of sales revenue and other types of ratios.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Rental income from shopping mall, admission rights and commissions, are recognized in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, i.e. lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent increases are recognized when such increases have been agreed with tenants.

Tenants in the Group’s shopping mall are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the Consolidated Statements of Income and other Comprehensive Income on a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements for its shopping malls properties and consequently earns letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the term of the lease agreements.

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

Under the terms of the leases, lessees also agree to participate in collective promotion funds (“CPF”) to be used in advertising and promoting the Group’s shopping malls. Each lessee’s participation generally equals a percentage calculated based on the monthly accrued rental prices. Revenue so derived is also included under rental income and services segregated from advertising and promotion expenses. Such expenses are charged to income when incurred.

On the other hand, revenue includes income from managed operations and other services such as car parking spaces. Those revenues are recognized on an accrual basis as services are provided.

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

A transaction involving the sale of equipment to a final user normally also involves a service sale transaction. In general, this type of sale is performed without a contractual obligation by the client to consume telephone services for a minimum amount over a predetermined period. As a result, the Group records the sale of equipment separately of the performance obligations and recognizes revenue pursuant to the transaction value upon delivery of the equipment to the client. Revenue from telephone services is recognized and accounted for as they are provided over time. When the client is bound to make a minimum consumption of services during a predefined period, the contract formalizes a transaction of several elements and, therefore, revenue from the sale of equipment is recorded at an amount that should not exceed its fair value and is recognized upon delivery of the equipment to the client and provided the criteria for recognition are met. The Group ascertains the fair value of individual elements, based on the price at which it is normally sold, after taking into account the relevant discounts.

Revenue derived from long-term contracts is recognized at the present value of future cash flows, discounted at market rates prevailing on the transaction date. Any difference between the original credit and its net present value is accounted for as interest income over the credit term.

These revenues has been recognized in discontinued operations (see Note 35).

•	Revenue from hotels

Revenue income from hotel operations mainly includes room services, gastronomy and other services. Revenue from the sale of products is recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenue from the sale of services is recognized when the service is provided. When the sale of products or services is covered by a customer loyalty program, revenues billed to the customer are allocated between the product or service sold and the award credits granted by the third party that awards the program points. The consideration assigned to the credits, which is measured in reference to the fair value of the points awarded, is deferred and recognized as income when the customer redeems the credits, that is, when a prize is received in exchange for converting the program points.

2.24 Cost of sales

Urban properties and investment business

The cost of sales, includes the acquisition costs and the operational and management costs for shopping malls and offices held by the Group as part of its real estate investments. The Group’s cost of sales in relation to the supply of communication services mainly includes the costs to purchase equipment, salaries and related expenses, service costs, royalties, ongoing license dues, interconnection and roaming expenses, cell tower lease costs, depreciation and amortization expenses and maintenance expenses directly related to the services provided and are classified as discontinued operations.

The cost of sales of supermarkets, includes the acquisition costs for the products less discounts granted by suppliers, as well as all expenses associated with storing and handling inventories and is classified as discontinued operations (Note 35).

Cost of sales and services from agricultural business

See Notes 2.11 and Note 26 to these financial statements for more information about Costs.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

2.25 Cost of borrowings and capitalization

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

2.26 Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new common shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any Group’s subsidiary purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such common shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects, is included in equity.

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.27 Comparability of information

The balances as of June 30, 2021 and 2020 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1. Certain figures have been reclassified for the purposes of comparative presentation with those of the current year related to the loss of control of IDBD and the sale of Carnes Pampeanas S.A. (see Notes 1 and 4 on the financial statements as of June 30, 2021). Additionally, the Group has redefined the operating segments, see Note 6 to these Financial Statements.

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

Business continuity of cash-generating units.

Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).

		Should any of the assumptions made be inaccurate; this could lead to differences in the recoverable values of cash-generating units.	Note 8 - Investments in associates and joint ventures Note 10 – Property, plant and equipment Note 12 – Intangible assets
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

		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.3 – Scope of consolidation; “de facto control”
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 – Property, plant and equipment Note 12 – Intangible assets

Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 9.	Incorrect valuation of investment property values	Note 9 – Investment properties
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

		Classification of a debt instrument in a manner whereby it will not reflect the change in the debt terms, which will affect the method of accounting recording.	Note 16 – Financial instruments by category (Financial liabilities)
Biological assets	Main assumptions used in valuation are yields, production costs, selling expenses, forwards of sales prices, discount rates.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 13.	Note 14 – Biological assets

4. Acquisitions and disposals

Agricultural business

Rio do Meio Farm

On December 29, 2021, the Company entered into a Purchase and Sale Commitment Agreement for a total area of 4,573 hectares (2,859 usable hectares) of Finca Rio do Meio, a rural property located in the Municipality of Correntina - BA, for the amount of 250 bags of soybeans per useful hectare, equivalent to BRL 130 (corresponds to the value of soybeans at the date of the transaction). The payment will be made in 13 installments, the first in the form of an advance and the rest divided into 12 semi-annual payments due in June and October, with the last installment on 10 October 2027. The gain recognized for the sale amounted to BRL 51 million.

Although the signing of the agreement and disclosure of the transaction was in September, the gain from the sale of the farm is recognized on December, since the Purchase Agreement conditioned the transfer of ownership of the promised area to the full payment of the first installment, which consisted of 3 equal parts that were paid on September 20, 2021, November 15, 2021 and December 30, 2021. Transferred of ownership was completed in December 2021 upon the full payment of the first installment.

Sale of Alto Taquari

On October 10, 2021 BrasilAgro reported that it sold an area of 3,723 hectares (2,694 cultivable hectares) of the Alto Taquari Farm, a rural property located in the municipality of Alto Taquari - Mato Grosso state.

The total amount of the sale is 1,100 bags of soybeans per cultivable hectare or BRL 591 million (~ BRL 218,641 / cultivable ha). The handover of possession of the areas and, consequently, the recognition of sales income, will be carried out in two stages. In October 2021 with 2,566 hectares (1,537 cultivable hectares), for an approximate amount of BRL 336.0 (corresponds to the value of soybeans at the date of the transaction) million and September 2024 with 1,157 cultivable hectares, for an approximate value of R ARS 253.0 million. Brasilagro will continue to operate the areas until delivery.

The buyer made an initial payment of BRL 16.5 million and an additional payment of BRL 31.4 million during the the fiscal year ended as of June 30, 2022, and the remaining balance is indexed in soy bags with annual payments and an average term of 3.9 years.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Agrofy capital round

In December 2021, Agrofy carried out a new round of capital for USD 29 million, with the aim of consolidating its regional growth, implementing transactionality on the platform and developing fintech solutions. Current shareholders, including Cresud, and a new foreign investor participated in it. As of December 31, 2021, Cresud had a direct and indirect participation in Agrofy of 17.7%.

Urban properties and investments business

Sale of Catalinas Tower building

On November 2, 2021, three medium-height floors of the tower “261 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires were sold for a total area of approximately 3,582 square meters and 36 parking spaces located in the building. The transaction price was approximately USD 32 million.

On December 15, 2021, a medium-height floor and 12 parking spaces were sold. The total of the operation was USD 9.2 million.

On March 9, 2022, three medium-height floors of the tower were sold for a total leasable area of approximately 3,550 square meters, 30 parking spaces located in the building and other complementary units. The transaction price was approximately USD 31.6 million.

On March 29, 2022, two floors of the tower were sold for a total leasable area of approximately 2,370 square meters and 24 parking spaces located in the building. The transaction price was approximately USD 20.4 million.

Investment in Condor Hospitality Inc

On September 22, 2021, Condor Hospitality Trust S.A. (“Condor”) has signed a sale agreement for its portfolio of 15 hotels in the United States with B9 Cowboy Mezz A LLC, an affiliate of Blackstone Real Estate Partners. Said sale was approved by the Condor Shareholders' Meeting held on November 12, 2021 and was completed on the 19th of the same month for an amount of USD 305 million. Within this framework, Condor announced a Liquidation and Dissolution Plan, with the intention of distributing certain net income from the sale of the hotel portfolio to the shareholders in one or more installments, which was approved by the Condor Shareholders' Meeting held on December 1, 2021.

 On December 10, 2021, in accordance with the aforementioned Plan, Condor's Board of Directors approved the distribution of a special dividend of USD 7.94 per share, which payment was made on December 30, 2021, corresponding to IRSA an approximate amount of USD 25.3 million for its direct and indirect holding of 3,191,213 common shares that, as of the date of issuance of the financial statements, have already been fully collected. As of December 31, 2021, Condor shares were delisted from the NYSE. On August 26, 2022, the company issued a statement informing that it had concluded the liquidation process, paying a final liquidation dividend of approximately USD 0.127 per common share, corresponding to IRSA approximately USD 0.41 million.

Merger by absorption of IRSA and IRSA Propiedades Comerciales

On September 30, 2021, IRSA & IRSA Propiedades Comerciales (former subsidiary) Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that they are two companies included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where their shares are listed.

The Merger was carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA CP public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the Companies.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

In accordance with the commitments assumed in the Prior Merger Commitment, having obtained the administrative consent of the United States Securities and Exchange Commission, an entity to which they are subject because both companies list their shares in markets that operate in said jurisdiction, The shareholders' meetings of both companies were called.

On December 22, 2021, the Shareholders' Meetings of IRSA and IRSA CP were held, approving the merger by absorption, whose effective date was established on July 1, 2021. As of that date, the transfer to the absorbent of the totality of the equity of the absorbed company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP. Within this framework, it was decided to increase the share capital by issuing 152,158,215 new shares in IRSA.

As of June 30, 2022, the merger is registered and approved in the corresponding control agencies, the exchange of IRSA CP shares for IRSA shares was carried out, and the listing of IRSA CP shares was cancelled.

As a result of the merger, CRESUD reduces its stake in IRSA to 53.68%.

Acquisition of Beruti real estate

On February 18, 2022, the Company purchased by public auction from the Government of the Autonomous City of Buenos Aires (hereinafter "GCABA") a property located in Beruti, corner of Av. Coronel Díaz, in front of the Alto Palermo shopping center, owned by the Company, in one of the main commercial corridors of the city, in the neighborhood of Palermo.

The property, built on land with an area of approximately 2,386.63 square meters, consists of a ground floor, six upper levels, a basement and a total covered area of approximately 8,136.85 square meters and has potential for future expansion. The purchase price was ARS 2,159, which was paid in full.

As of June 30, 2022, the transfer deed of ownership was signed. Simultaneously with the deed, the Company is required to sign a bailment agreement with the GCABA, with the latter holding the property free of charge for a period of up to 30 months, in accordance with the conditions agreed upon in the auction.

Republica Building Sale

On April 19, 2022, the Company sold in block 100% of the “República” building, located next to “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 square meters of gross leasable area on 20 office floors and 178 parking spaces.

The transaction price was set at USD 131.8 million (USD/square meters 6,629), approximately 80% has already been paid in cash (USD 105,1 million or ARS 11,944.8 million), and the remaining amount has been paid with the delivery of a 46-hectare plot of land located on the Bs. As – La Plata Highway, in the district of Quilmes, Buenos Aires Province. This property has approved regulations and urban indicators to develop a mixed-use project with a construction capacity of approximately 521,400 square meters.

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following tables shows the net carrying amounts of the Company’s financial instruments nominated in USD, broken down by the functional currencies in which the Company operates for the years ended June 30, 2022 and 2021. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

1) Agricultural business

	Net monetary position (Liability) / Asset
	06.30.2022	06.30.2021	06.30.2020
Argentine Peso	(94,470)	(113,997)	(77,162)
Brazilian Reais	(9)	1,669	443
Bolivian Peso	-	-	(254)
Total	(94,479)	(112,328)	(76,973)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would result in a lower gain before income tax for the years ended June 30, 2022 and 2021 for an amount of ARS 9,448 and ARS 11,233, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the Statements of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivative instruments, such as future foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2022, the Group has future exchange contracts pending for an amount of ARS 264 (asset) and ARS 139 (liability). As of June 30, 2021, the Group has future exchange contracts pending for an amount of ARS 595 (asset) and ARS 72 (liability).

2) Urban properties and investments business

	Net monetary position (Liability) / Asset
	06.30.2022	06.30.2021	06.30.2020
Argentine Peso	(44,735)	(71,842)	(94,572)
Uruguayan Peso	-	-	374
Total	(44,735)	(71,842)	(94,198)

The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the respective functional currencies at year-end would result in a net additional loss before income tax for the years ended June 30, 2022 and 2021 for an amount of ARS 4,474 and ARS 7,184, respectively. A 10% depreciation of the US Dollar against the functional currencies would have an equal and opposite effect on the Statements of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2022 and 2021 the Group has no future exchange contracts pending.

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

Note 22 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2022 and 2021.

1) Agricultural business

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2022 and 2021 in the amount of ARS 81 and ARS 121, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income and Other Comprehensive Income.

2) Urban properties and investments business

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2022 and 2021 in the amount of ARS 4.2 and ARS 4.4, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income and Other Comprehensive Income.

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2022 and 2021:

	06.30.2022
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	(Loss)/ gain for valuation at fair value at year-end
Forward:
Sales
Corn	240,112	-	10	(93)
Soybeans	389,204	-	292	(916)
Wheat	34,500	-	(14)	129
Livestock	27,720	-	-	7
Cotton	2,000,000	-	16	-
Ethanol	16,380	-	(101)	(6)
Purchase
Corn	21,500	-	-	(83)
Soybeans	895	-	-	(3)
Wheat	700	-	-	(1)
Options:
Sale put
Corn	21,779	43	3	(1)
Soybeans	36,300	126	-	(57)
Wheat	7,700	31	-	(13)
Purchase put
Corn	-	(11)	-	-
Soybeans	5,500	(36)	7	7
Wheat	2,600	(11)	3	6
Sale call
Corn	721	149	(67)	-
Soybeans	252	523	(42)	0
Wheat	3,400	12	-	(14)
Purchase call
Wheat	2,500	(295)	-	-
Soybeans	20,248	(593)	7	109
Ethanol	14,550	-	28	(11)
Wheat	700	(21)	-	-
Cotton	-	-	(1)	-
Total	2,847,261	(83)	141	(939)

	06.30.2021
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	(Loss)/ gain for valuation at fair value at year-end
Forward:
Sales
Corn	135,538	-	361	(103)
Soybeans	236,384	-	1,187	(1,602)
Wheat	5,100	-	5	-
Livestock	4,950	-	-	(100)
Cotton	1,650,000	-	23	-
Ethanol	900	-	-	(175)
Purchase
Corn	85,750	-	(105)	-
Soybeans	300	-	(2)	-
Wheat	14,100	-	(39)	-
Options:
Sale put
Corn	2,000	20	-	-
Soybeans	(40,214)	67	(166)	(234)
Wheat	-	10	-	-
Purchase put
Corn	2,000	(3)	(8)	-
Soybeans	400	(13)	-	-
Wheat	-	(11)	-	-
Sale call
Corn	8,600	136	13	74
Soybeans	45,081	67	-	-
Wheat	4,000	10	-	-
Purchase call
Corn	5,080	(126)	77	(134)
Soybeans	20,465	(308)	28	1,499
Wheat	1,500,000	(41)	56	-
Total	3,680,434	(192)	1,430	(775)

As of June 30, 2022, no derivative margins are recorded. Derivatives margins amount to ARS 558 as of June 30, 2021.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Gains and losses on commodity-based derivative instruments were ARS 1,554 (gain) and ARS 7,463 (loss) for the years ended June 30, 2022 and 2021, respectively. These gains and losses are included in “Other operating results, net” in the Statements of Income and Other Comprehensive Income.

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

As of June 30, 2022 and 2021 the total value of Group’s investments in shares and derivative financial instruments of public companies amounts to ARS 1,546 and ARS 1,825, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2022 and 2021 of ARS 155 and ARS 183, respectively.

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feedlot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and, other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 20.7% and 16.3% of the Group’s total trade receivables as of June 30, 2022 and 2021, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil, Bolivia and Paraguay. However, Argentina and Brazil together concentrate more than 88% of the Group’s grain production for the years ended June 30, 2022 and 2021, respectively. Generally, the entire grain production is sold in the domestic market to well-known multinational exporters. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

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

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates the 100% of the Group's total sugarcane production as of June 30, 2022 and 2021, respectively. Currently, the group has two supply agreements of sugarcane. One of them is with Brenco Companhia Brasileira de Energía Renovable (ETH) and the other one Aparecería IV with Agroserra - Agro Pecuária e Industria, in the municipality of São Raimundo das Mangabeiras. Although sales are agreed, the Group do not believe that there is a significant collection risk as of the date of year fiscal year, considering the rating of ETH and Agroserra.

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

1) Urban properties and investments business

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 96.6% and 95.6% of the Group’s total trade receivables of the operations Group as of June 30, 2022 and 2021, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties (see details on Note 17).

On the other hand, property receivables related to the sale of trading properties represent 2.3% and 4.1% of the Group’s total trade receivables as of June 30, 2022 and 2021, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

1) Agricultural business

	06.30.2022
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	25,586	1,218	-	-	295	27,099
Borrowings	39,387	15,581	22,279	1,519	6,079	84,845
Finance lease obligations	3,172	2,807	2,513	889	7,449	16,830
Derivative financial instruments	1,726	194	57	-	-	1,977
Total	69,871	19,800	24,849	2,408	13,823	130,751

	06.30.2021
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	22,475	1,415	-	-	-	23,890
Borrowings	50,615	29,743	12,212	2,699	2,699	97,968
Finance lease obligations	2,683	6,089	92	-	-	8,864
Derivative financial instruments	1,537	62	-	-	-	1,599
Total	77,310	37,309	12,304	2,699	2,699	132,321

2) Urban properties and investments business

	06.30.2022
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	3,944	103	40	26	40	4,153
Borrowings	59,162	10,461	2,025	115	317	72,080
Finance lease obligations	40	76	93	100	2,096	2,405
Derivative financial instruments	17	-	-	-	-	17
Total	63,163	10,640	2,158	241	2,453	78,655

	06.30.2021
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	4,506	171	2	-	-	4,679
Borrowings	23,856	62,889	9,339	346	308	96,738
Finance lease obligations	93	84	131	148	2,898	3,354
Derivative financial instruments	80	15	-	-	-	95
Total	28,535	63,159	9,472	494	3,206	104,866

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

1) Agricultural business

	06.30.2022	06.30.2021
Gearing ratio (i)	31.71%	64.78%
Debt ratio (ii)	30.97%	134.74%

(i)	Calculated as total borrowings over total borrowings plus equity attributable to shareholders of the controlling company.
(ii)	Calculated as total borrowings over total properties (including trading properties, properties, plant and equipment, investment properties, units to be received under barter agreements).

2) Urban properties and investments business

	06.30.2022	06.30.2021
Gearing ratio (i)	31.99%	74.84%
Debt ratio (ii)	24.31%	32.86%

(i)	Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.
(ii)	Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties and rights to receive units under barter agreements).

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

After the merger of IRSA with IRSA CP, the urban properties and investment business structure is made up of the following five segments:

-Shopping Malls

-Offices

-Hotels

-Sales and development

-Others

The “Offices and Other Rental Properties” segment is renamed “Offices” and will exclusively include the results from the company’s six buildings. The other rental properties that were part of this segment were allocated to the “Sales and Developments” segment, which will include the results generated by these assets, as well as those from Land Reserves, Barter Agreements and Properties for Sale. Likewise, the “Others” segment is incorporated, which will group the results from investments in associates and foreign companies that were previously allocated in the “Corporate” and “International” segments. The “Shopping Malls” and “Hotels” segments did not undergo any changes.

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
•

Others: includes the entertainment activity through ALG Golf Center S.A., La Rural S.A. and Buenos Aires Convention Center (Concession), We Are Appa, investments in associates such as TGLT and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements, except for the following:

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

•	Operation Center in Israel, therefore, it only includes assets as of June 30, 2020.

The assets and services exchanged between the segments are calculated based on established prices. Transactions between segments are eliminated, if applicable.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2022:

	06.30.2022
	Agricultural business (I)	Urban property and investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
Revenues	64,408	25,593	90,001	(233)	6,725	(643)	95,850
Costs	(57,652)	(5,350)	(63,002)	91	(6,874)	-	(69,785)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	18,204	-	18,204	-	-	192	18,396
Changes in the net realizable value of agricultural products after harvest	(1,998)	-	(1,998)	-	-	-	(1,998)
Gross profit	22,962	20,243	43,205	(142)	(149)	451)	42,463
Net gain from fair value adjustment of investment properties	2,460	12,801	15,261	1,322	-	-	16,583
Gain from disposal of farmlands	5,505	-	5,505	-	-	-	5,505
General and administrative expenses	(3,788)	(5,367)	(9,155)	27	-	81	(9,047)
Selling expenses	(5,480)	(2,241)	(7,721)	5	-	375	(7,341)
Other operating results, net	(838)	28	(810)	-	56	(11)	(765)
Management fees	-	-	-	-	(4,169)	-	(4,169)
Profit from operations	20,821	25,464	46,285	1,212	(4,262)	(6)	43,229
Share of profit of associates and joint ventures	162	466	628	(821)	-	(2)	(195)
Segment profit	20,983	25,930	46,913	391	(4,262)	(8)	43,034

Reportable assets	91,178	325,941	417,119	(1,902)	-	114,010	529,227
Reportable liabilities	-	-	-	-	-	(322,438)	(322,438)
Net reportable assets	91,178	325,941	417,119	(1,902)	-	(208,428)	206,789

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2021:

	06.30.2021
	Agricultural business (I)	Urban property and investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
Revenues	48,813	16,585	65,398	(82)	4,828	(597)	69,547
Costs	(44,725)	(5,654)	(50,379)	115	(5,215)	-	(55,479)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	23,412	-	23,412	-	-	311	23,723
Changes in the net realizable value of agricultural products after harvest	(967)	-	(967)	-	-	-	(967)
Gross profit	26,533	10,931	37,464	33	(387)	(286)	36,824
Net gain/ (loss) from fair value adjustment of investment properties	9,035	(12,520)	(3,485)	(198)	-	-	(3,683)
Gain from disposal of farmlands	2,148	-	2,148	-	-	-	2,148
General and administrative expenses	(3,570)	(5,075)	(8,645)	21	-	151	(8,473)
Selling expenses	(4,500)	(2,478)	(6,978)	35	-	143	(6,800)
Other operating results, net	(3,621)	(257)	(3,878)	(33)	176	(7)	(3,742)
Profit/ (loss) from operations	26,025	(9,399)	16,626	(142)	(211)	1	16,274
Share of loss of associates and joint ventures	(95)	(6,541)	(6,636)	(631)	-	(6)	(7,273)
Segment profit/ (loss)	25,930	(15,940)	9,990	(773)	(211)	(5)	9,001

Reportable assets	107,811	339,767	447,578	(2,433)	-	111,038	556,183
Reportable liabilities	-	-	-	-	-	(382,537)	(382,537)
Net reportable assets	107,811	339,767	447,578	(2,433)	-	(271,499)	173,646

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2020:

	06.30.2020
	Agricultural business (I)	Urban property and investment business (II)	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
Revenues	49,337	27,434	-	27,434	76,771	(150)	7,638	(2,015)	82,244
Costs	(41,022)	(6,786)	-	(6,786)	(47,808)	131	(7,954)	-	(55,631)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	6,436	-	-	-	6,436	-	-	333	6,769
Changes in the net realizable value of agricultural products after harvest	1,617	-	-	-	1,617	-	-	-	1,617
Gross profit	16,368	20,648	-	20,648	37,016	(19)	(316)	(1,682)	34,999
Net gain from fair value adjustment of investment properties	1,921	82,423	-	82,423	84,344	(647)	-	-	83,697
Gain from disposal of farmlands	2,065	-	-	-	2,065	-	-	-	2,065
General and administrative expenses	(3,084)	(5,521)	-	(5,521)	(8,605)	35	-	130	(8,440)
Selling expenses	(5,012)	(3,032)	-	(3,032)	(8,044)	41	-	50	(7,953)
Other operating results, net	3,901	28	-	28	3,929	44	149	(22)	4,100
Management fees	-	-	-	-	-	-	(518)	-	(518)
Profit/ (loss) from operations	16,159	94,546	-	94,546	110,705	(546)	(685)	(1,524)	107,950
Share of profit / (loss) of associates and joint ventures	303	17,367	-	17,367	17,670	414	-	52	18,136
Segment profit/ (loss)	16,462	111,913	-	111,913	128,375	(132)	(685)	(1,472)	126,086

Reportable assets	91,304	389,132	1,105,190	1,494,322	1,585,626	(1,653)	-	107,976	1,691,949
Reportable liabilities	-	-	(984,847)	(984,847)	(984,847)	-	-	2,375,928	1,391,081
Net reportable assets	91,304	389,132	120,343	509,475	600,779	(1,653)	-	2,483,904	3,083,030

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)

Includes ARS (149), ARS (387) and ARS (316) corresponding to Expenses and FPC as of June 30, 2022, 2021 and 2020, respectively, and ARS 4,169 and ARS 518 to management fees, as of June 30, 2022 and 2020.

(iii)

Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 8, ARS 23 and ARS 43, as of June 30, 2022, 2021 and 2020, respectively.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

(I) Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	06.30.2022
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	51,070	-	-	13,338	64,408
Costs	(47,873)	(48)	-	(9,731)	(57,652)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	18,204	-	-	-	18,204
Changes in the net realizable value of agricultural products after harvest	(1,998)	-	-	-	(1,998)
Gross profit / (loss)	19,403	(48)	-	3,607	22,962
Net gain from fair value adjustment of investment properties	-	2,460	-	-	2,460
Gain from disposal of farmlands	-	5,505	-	-	5,505
General and administrative expenses	(2,264)	(8)	(739)	(777)	(3,788)
Selling expenses	(4,358)	(189)	-	(933)	(5,480)
Other operating results, net	(2,097)	1,071	-	188	(838)
Profit / (loss) from operations	10,684	8,791	(739)	2,085	20,821
Share of profit of associates and joint ventures	108	-	-	54	162
Segment profit / (loss)	10,792	8,791	(739)	2,139	20,983

Investment properties	-	13,672	-	-	13,672
Property, plant and equipment	46,616	276	-	212	47,104
Investments in associates	999	-	-	748	1,747
Other reportable assets	21,519	-	-	7,136	28,655
Reportable assets	69,134	13,948	-	8,096	91,178

 From all of the Group’s revenues corresponding to Agricultural Business, ARS 32,291 are originated in Argentina and ARS 32,117 in other countries, principally in Brazil for ARS 29,665. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 30,876 are located in Argentina and ARS 60,302 in other countries, principally in Brazil.

	06.30.2021
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	39,961	-	-	8,852	48,813
Costs	(38,561)	(59)	-	(6,105)	(44,725)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	23,412	-	-	-	23,412
Changes in the net realizable value of agricultural products after harvest	(967)	-	-	-	(967)
Gross profit / (loss)	23,845	(59)	-	2,747	26,533
Net gain from fair value adjustment of investment properties	-	9,035	-	-	9,035
Gain from disposal of farmlands	-	2,148	-	-	2,148
General and administrative expenses	(2,250)	(8)	(720)	(592)	(3,570)
Selling expenses	(3,837)	(2)	-	(661)	(4,500)
Other operating results, net	(6,856)	2,871	-	364	(3,621)
Profit / (loss) from operations	10,902	13,985	(720)	1,858	26,025
Share of profit/ (loss) of associates and joint ventures	98	-	-	(193)	(95)
Segment profit / (loss)	11,000	13,985	(720)	1,665	25,930

Investment properties	-	18,040	-	-	18,040
Property, plant and equipment	54,001	435	-	151	54,587
Investments in associates	981	-	-	357	1,338
Other reportable assets	28,122	-	-	5,724	33,846
Reportable assets	83,104	18,475	-	6,232	107,811

From all of the Group’s revenues corresponding to Agricultural Business, ARS 26,438 are originated in Argentina and ARS 22,375 in other countries, principally in Brazil for ARS 21,375. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 33,538 are located in Argentina and ARS 74,273 in other countries, principally in Brazil.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2020
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	42,329	-	-	7,008	49,337
Costs	(36,145)	(62)	-	(4,815)	(41,022)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	6,436	-	-	-	6,436
Changes in the net realizable value of agricultural products after harvest	1,617	-	-	-	1,617
Gross profit / (loss)	14,237	(62)	-	2,193	16,368
Net gain from fair value adjustment of investment properties	-	1,921	-	-	1,921
Gain from disposal of farmlands	-	2,065	-	-	2,065
General and administrative expenses	(2,369)	(7)	(417)	(291)	(3,084)
Selling expenses	(4,470)	(2)	-	(540)	(5,012)
Other operating results, net	1,121	2,369	-	411	3,901
Profit / (loss) from operations	8,519	6,284	(417)	1,773	16,159
Share of profit of associates and joint ventures	131	-	-	172	303
Segment profit / (loss)	8,650	6,284	(417)	1,945	16,462

Investment properties	-	10,170	-	-	10,170
Property, plant and equipment	51,443	441	-	137	52,021
Investments in associates	1,032	-	-	719	1,751
Other reportable assets	17,937	815	-	8,610	27,362
Reportable assets	70,412	11,426	-	9,466	91,304

From all of the Group’s revenues corresponding to Agricultural Business, ARS 29,405 are originated in Argentina and ARS 19,932 in other countries, principally in Brazil for ARS 17,927. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 32,682 are located in Argentina and ARS 58,622 in other countries, principally in Brazil for ARS 46.581.

(II) Urban properties and investments line of business

 Below is a summarized analysis of the urban properties and investments line of business for the fiscal years ended June 30, 2022, 2021 and 2020:

	06.30.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	17,334	3,041	746	4,300	172	25,593
Costs	(1,495)	(293)	(581)	(2,473)	(508)	(5,350)
Gross profit / (loss)	15,839	2,748	165	1,827	(336)	20,243
Net gain/(loss) from fair value adjustment of investment properties	553	(5,264)	17,452	-	60	12,801
General and administrative expenses	(2,862)	(381)	(1,058)	(730)	(336)	(5,367)
Selling expenses	(847)	(77)	(922)	(340)	(55)	(2,241)
Other operating results, net	(142)	(23)	(48)	(59)	300	28
Profit / (Loss) from operations	12,541	(2,997)	15,589	698	(367)	25,464
Share of profit of associates and joint ventures	-	-	-	-	466	466
Segment profit / (loss)	12,541	(2,997)	15,589	698	99	25,930

Investment and trading properties	91,770	66,860	139,307	-	430	298,367
Property, plant and equipment	261	4,177	2,382	4,439	1,072	12,331
Investment in associates and joint ventures	-	-	-	-	11,578	11,578
Other reportable assets	186	159	2,984	60	276	3,665
Reportable assets	92,217	71,196	144,673	4,499	13,356	325,941

From all the revenues, ARS 25,579 are originated in Argentina, and ARS 14 in the U.S. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 324,005 are located in Argentina and ARS 1,936 in other countries, principally in USA for ARS 296 and Uruguay for ARS 1,630.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2021
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	8,727	4,401	1,271	1,510	676	16,585
Costs	(1,428)	(236)	(1,373)	(1,746)	(871)	(5,654)
Gross profit / (loss)	7,299	4,165	(102)	(236)	(195)	10,931
Net (loss) / gain from fair value adjustment of investment properties	(33,349)	9,235	11,538	-	56	(12,520)
General and administrative expenses	(2,348)	(713)	(1,164)	(699)	(151)	(5,075)
Selling expenses	(740)	(307)	(1,145)	(231)	(55)	(2,478)
Other operating results, net	(207)	(8)	(8)	(20)	(14)	(257)
(Loss) / Profit from operations	(29,345)	12,372	9,119	(1,186)	(359)	(9,399)
Share of loss of associates and joint ventures	-	-	(26)	-	(6,515)	(6,541)
Segment (loss)/ profit	(29,345)	12,372	9,093	(1,186)	(6,874)	(15,940)

Investment and trading properties	89,070	118,827	102,415	-	420	310,732
Property, plant and equipment	395	3,367	2,143	4,223	349	10,477
Investment in associates and joint ventures	-	-	-	-	14,611	14,611
Other reportable assets	189	161	3,271	48	278	3,947
Reportable assets	89,654	122,355	107,829	4,271	15,658	339,767

From all the revenues, included in the segments corresponding to the business of urban properties and investments ARS 15,968 are originated in Argentina and ARS 617 are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 335,115 are located in Argentina and ARS 4,658 in other countries, principally in USA for ARS 3,329 and Uruguay for ARS 1,329.

	06.30.2020
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	14,569	5,616	2,025	4,978	246	27,434
Costs	(1,401)	(209)	(1,873)	(3,064)	(239)	(6,786)
Gross profit	13,168	5,407	152	1,914	7	20,648
Net (loss) / gain from fair value adjustment of investment properties	(5,185)	54,723	33,224	-	(339)	82,423
General and administrative expenses	(2,044)	(601)	(1,217)	(897)	(762)	(5,521)
Selling expenses	(1,751)	(185)	(502)	(566)	(28)	(3,032)
Other operating results, net	42	(20)	(111)	(49)	166	28
Profit / (Loss) from operations	4,230	59,324	31,546	402	(956)	94,546
Share of profit of associates and joint ventures	-	-	-	-	17,367	17,367
Segment profit	4,230	59,324	31,546	402	16,411	111,913

Investment and trading properties	120,956	147,513	86,036	-	941	355,446
Property, plant and equipment	456	128	2,359	4,786	396	8,125
Investment in associates and joint ventures	-	-	1,310	-	21,532	22,842
Other reportable assets	192	224	1,935	64	304	2,719
Reportable assets	121,604	147,865	91,640	4,850	23,173	389,132

From all the revenues included in the segments corresponding to the business of urban properties and investments ARS 27,406 and ARS 28 are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 382,022 are located in Argentina and ARS 7,110 in other countries, principally in USA for ARS 5,692 and Uruguay for ARS 1,418.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

7. Information about the main subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

	Direct interest of non-controlling interest % (1)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling interests
	As of June 30, 2022
Subsidiaries with direct participation of Cresud
IRSA	46.06%	42,419	330,373	86,429	116,636	169,727	78,176
Subsidiaries with indirect participation of Cresud
Brasilagro	60.44%	37,845	59,515	11,519	21,341	64,500	38,984
	As of June 30, 2021
Subsidiaries with direct participation of Cresud
IRSA	37.78%	22,831	342,492	36,302	193,368	135,653	51,248
Subsidiaries with indirect participation of Cresud
Brasilagro	60.56%	55,757	72,128	20,929	23,586	83,370	50,491
IRSA CP (*)	20.08%	37,145	253,766	21,518	141,466	127,927	25,689

	Revenues	Net income/ (loss)	Total comprehensive (loss)/ income	Total comprehensive (loss)/ income attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	Year ended June 30, 2022
Subsidiaries with direct participation of Cresud
IRSA	32,085	34,892	(177)	340	14,392	11,195	(13,663)	10,209	(176)
Subsidiaries with indirect participation of Cresud
Brasilagro	32,117	14,968	(5,839)	(3,536)	2,580	(210)	(11,832)	(9,462)	-
	Year ended June 30, 2021
Subsidiaries with direct participation of Cresud
IRSA	21,282	(61,643)	(18,746)	(12,564)	2,388	111,311	(80,089)	33,610	(4,400)
Subsidiaries with indirect participation of Cresud
Brasilagro	21,375	15,687	15,844	9,665	4,808	(6,713)	29,094	27,189	-
IRSA CP (*)	18,043	(36,957)	215	(35,966)	2,102	15,995	(28,274)	(10,177)	-

(1)	Corresponds to the direct interest from the Group.
(*)	See Note 4.

IDBD

As indicated in Note 1. to these financial statements, the Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million.

We have not been formally notified of the lawsuit and, with the information currently available, the Management of IRSA and its legal advisors consider that there is sufficient legal arguments for an eventual defense.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

8. Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2022 and 2021 were as follows:

	06.30.2022	06.30.2021
Beginning of the year	21,293	184,999
Share capital increase and contributions	1,534	69
Decrease of interest in associates and joint ventures (v)	-	(71,916)
Share of loss	(195)	(5,067)
Other comprehensive results	(646)	(6,120)
Dividends (i)	(3,675)	(149)
Participation in other changes in equity	(282)	-
Deconsolidation (iii)	-	(79,438)
Devaluation (iv)	-	(1,027)
Reclassification to financial instruments	(148)	-
Others	29	(58)
End of the year (ii)	17,910	21,293

(i)	See Note 32.
(ii)	Includes ARS (8) and ARS (23) reflecting interests in companies with negative equity as of June 30, 2022 and 2021, respectively, which are disclosed in “Provisions” (see Note 21).
(iii)	See Note 4.
(iv)	Corresponds to the investment of TGLT.
(v)	Corresponds to the sale of the remaining interest in Shufersal in July 2020.

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2022 and 2021, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2022, 2021 and 2020:

Name of the entity	% ownership interest			Value of Group's interest in equity		Group's interest in comprehensive income/(loss)
06.30.2022	06.30.2021	06.30.2020	06.30.2022	06.30.2021	06.30.2022	06.30.2021	06.30.2020

New Lipstick	49.96%	49.96%	49.96%	143	357	69	(787)	18,801
BHSA (1)	29.91%	29.91%	29.91%	9,665	8,791	873	(1,240)	(936)
Condor (2)	21.70%	18.89%	18.89%	-	2,657	425	(679)	295
Gav-Yam	N/A	N/A	34.90%	-	-	-	64	-
TGLT (3)	27.82%	27.82%	30.20%	813	1,537	(723)	(3,537)	-
Quality (4)	50.00%	50.00%	50.00%	3,858	4,800	(983)	(425)	456
La Rural S.A.	50.00%	50.00%	50.00%	243	277	(42)	(221)	251
Cresca S.A. (5)	50.00%	50.00%	50.00%	29	48	8	13	(39)
Other associates and joint ventures	-	-	-	3,159	2,826	(468)	(4,375)	2,900
Total associates and joint ventures				17,910	21,293	(841)	(11,187)	21,728

The following is additional information about the Group's investments in associates and joint ventures:

Name of the entity	Location of business / Country of incorporation	Main activity		Last financial statement issued
			Common shares	Share capital (nominal value)	Loss/ (income) for the year	Shareholders' equity
New Lipstick	U.S.	Real estate	N/A	-	(*) (1)	(*) (42)
BHSA (1)	Argentina	Financing	448,689,072	(**) 1,500	(**) 2,920	(**) 31,251
Condor (2)	U.S.	Hotel	3,191,214	(*) 244	(*) (125)	(*) 119
TGLT S.A. (3)	Argentina	Real estate	257,330,595	925	(2,950)	4,084
Quality (4)	Argentina	Real estate	225,146,912	406	(1,965)	7,563
La Rural S.A.	Argentina	Organization of events	714,998	1	(58)	339

N/A: Not applicable.

(1)

BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium business and large companies. The market price of the share is 7.78 pesos per share. The effect of the treasury shares in the BHSA portfolio is considered for the calculation.

(2)	Condor is an investment company focused on US hotels.
(3)	See Note 8 to the annual Financial Statements as of June 30, 2021.
(4)	Quality is dedicated to the exploitation of the San Martín property (former property of Nobleza Piccardo S.A.I.C. and F.).
(5)	Cresca is a joint venture between the Company and Carlos Casado S.A. with agricultural operations in Paraguay.

(*)

Amounts presented in millions of US dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest will a three-month lag including any material adjustments, if any.

(**)	Amounts as of June 30, 2022, prepared in accordance with BCRA’ regulations.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Set out below is summarized financial information of the associates and joint ventures considered material to the Group:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets		% of ownership interest held	Interest in associates / joint ventures	Goodwill and others	Book value
	As of June 30, 2022
Associates
BHSA	241,536	79,939	280,495	8,961	32,019	(iv)	29.91%(iii)	9,577	88	9,665
TGLT	7,511	12,371	8,176	7,677	4,029		27.82%	1,121	(308)	813

Joint ventures
Quality Invest (ii)	61	11,490	70	3,919	7,562		50.00%	3,781	77	3,858
	As of June 30, 2021
Associates
BHSA	188,185	116,578	256,477	19,122	29,164		29.91%	8,722	69	8,791
TGLT	8,460	19,366	8,117	12,635	7,074		27.82%	1,968	-	(431)

Joint ventures
Quality Invest (ii)	8	14,499	164	4,898	9,445		50.00%	4,723	77	4,800

	Revenues	Net income/(loss)	Total comprehensive income/(loss)	Dividends distributed to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase/(decrease) in cash and cash equivalents
	As of June 30, 2022 (i)
Associates
BHSA	54,043	2,920	2,920	-	33,208	(240)	(24,583)	8,385
TGLT	4,198	(2,129)	(2,089)	-	(1,322)	4,209	(2,530)	357

Joint ventures
Quality Invest (ii)	206	(1,965)	(1,965)	-	(1)	24	(2)	21
	As of June 30, 2021 (I)
Associates
BHSA	47,976	(4,145)	(4,145)	-	7,081	(212)	(46,143)	(39,274)
TGLT	4,196	(3,155)	(3,155)	-	185	108	(746)	(453)

Joint ventures
Quality Invest (ii)	74	(849)	(849)	-	(97)	(7)	104	-

(i)	Information under GAAP applicable in the associate and joint ventures´ jurisdiction.
(ii)

In March 2011, Quality acquired an industrial plant located in San Martín, Province of Buenos Aires. The facilities are suitable for multiple uses. On January 20, 2015, Quality agreed with the Municipality of San Martin on certain re zoning and other urban planning matters (“the Agreement”) to surrender a non-significant portion of the land and a monetary consideration of ARS 40 million, payable in two installments of ARS 20 each, the first of which was actually paid on June 30, 2015. In July 2017, the Agreement was amended as follows: 1) a revised zoning plan must be submitted within 120 days as from the amendment date, and 2) the second installment of the monetary considerations was increased to ARS 71 million payables in 18 equal monthly installments. On March 8, 2018, it was agreed with the well-known Gehl Study (Denmark) - Urban Quality Consultant - the elaboration of a Master Plan, generating a modern concept of New Urban District of Mixed Uses. On July 20, 2020 we were notified of the granting of the Hydraulic Aptitude in pre-feasibility instance. On August 5, 2021, they were signed between Quality Invest S.A. and the Municipality of San Martín the following documents: 1) CLUB PERETZ CLUB AGREEMENT ACT CLOSING: It is agreed that within 48 hours of signing the same Quality will pay the certificates owed for the work in question already completed, releasing both parties from any claim regarding the Minutes signed on January 20, 2015 The amount owed (already checked and agreed between the parties) is ARS 18,926,541. and the execution of the works are described, detailed and carried out. As of June 30, 2022, the amount owed and the works are completed and paid, as well as the closing act signed. 2) COMPLEMENTARY AGREEMENT WITH THE MUNICIPALITY OF SAN MARTIN: In this agreement the completion of the Rodriguez Peña expansion work and the relocation and start-up of the EDENOR substation are agreed, according to the plan and specifications drawn up by TIS and that they are part of its annexes. In return, the certifications owed will be paid as follows: The total is for ARS 26,085,086: ARS 15,000,000.- are paid 48 hours after signing this document and the balance (without any adjustment clause) at the time of the provisional reception of the work, where the definitive reception and Delivery Certificate will be signed. As of June 30, 2022, the $15,000,000 have already been paid and the work is not yet finished (being executed by more than 85%). The balance due is $11,085,086, which will be paid at the time of provisional reception of the work, when it and the Delivery Certificate will be signed.

BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

The Annual Shareholders' Meeting decided to allocate 35.1 million of Class D shares of a par value of ARS 1, to an employee compensation plan pursuant to Section 67 of Law 26,831. As of June 30, 2022, BHSA has a remnant of 26.8 million of such treasury shares. As of June 30, 2022, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.91%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group estimated that the value in use of its investment in BHSA as of June 30, 2022 and 2021 amounted to ARS 9,680, ARS 11,043, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:

-	The Group considered 9 years as the horizon for the projection of BHSA cash flows, including perpetual value.
-	The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.
-	The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-	The discount rate used to discount actual dividend flows was 15.64% in 2022 and 14.02% in 2021.
-	The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of ARS 760 for 2022 and of ARS 625 for 2021.

 The estimated value in use exceeds the book value of the investment, because of that, no adjustment was necessary on the recorded value of the investment.

New Lipstick

 On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, as set forth in the lease (hereinafter, “Ground Lease”), Metropolitan (a company where IRSA holds, indirectly, a 49.96% interest) executed an agreement with the Ground Lease lessor to conclude the relationship and terminate the ground lease, abandoning the administration of the building. As a consequence of the foregoing, Metropolitan derecognized the liability associated to the Ground Lease, as well as all assets and liabilities associated to the building and the administration as of June 30, 2020.

TGLT

 During the fiscal year ended at June 30, 2020, TGLT S.A. and IRSA entered into a recapitalization agreement, based on which IRSA increased its holding in TGLT S.A. reason why it began to be considered an associate company.

 During the fiscal year ended at June 30, 2021, TGLT S.A. yielded significant losses and its business was affected by different factors related to the context in which it finds itself. Therefore, IRSA decided to re-evaluate the recoverability of this asset.

 For this reason and considering that the events are public and have been openly disclosed to the market, it is considered that the market value of the shares is more suitable indicator to determine the value of this holding.

9. Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2022 and 2021 were as follows:

	06.30.2022		06.30.2021
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	166,506	146,863	186,087	380,818
Additions	7,358	2,052	444	1,250
Disposals (iii)	(29,116)	-	(35,134)	-
Transfers (iv)	59,506	(63,306)	(3,639)	-
Net gain / (loss) from fair value adjustment	17,466	(883)	18,466	(22,149)
Additions of capitalized leasing costs	23	19	21	15
Depreciation of capitalized leasing costs (i)	(36)	(9)	(11)	(10)
Currency translation adjustment	(4,019)	-	272	(20,304)
Deconsolidation (ii)	-	-	-	(192,757)
Fair value at the end of the year	217,688	84,736	166,506	146,863

(i)	Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 27).
(ii)	As of June 30, 2021, corresponds to IDBD.
(iii)	See Notes 4.A and 4.E to these Consolidated Financial Statements.
(iv)	Includes the transfer from level 3 to level 2 of Costa Urbana, see note below.

The following is the balance by type of investment property of the Group as of June 30, 2022 and 2021:

	06.30.2022	06.30.2021
Leased out farmland	13,672	18,040
Offices and other rental properties	69,797	117,467
Shopping malls	90,142	83,331
Undeveloped parcels of land	127,955	88,851
Properties under development	858	5,680
Total	302,424	313,369

 Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. Book amount of those properties amounts to ARS 2,215 and ARS 2,832 as June 30, 2022 and 2021, respectively.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	06.30.2022	06.30.2021	06.30.2020
Rental and services income	27,219	18,001	54,509
Direct operating expenses	(9,951)	(7,667)	(22,125)
Development expenses	(186)	(187)	298
Net realized gain from fair value adjustment of investment property (i)(ii)	13,980	17,745	2,793
Net unrealized gain/(loss) from fair value adjustment of investment property	2,603	(21,428)	80,904

(i)

As of June 30, 2022, includes ARS 18 for the sale of Casona Hudson, ARS 83 for the sale of Merlo Land, ARS 75 for the sale of Mariano Acosta Land, ARS 113 for the sale of parking spaces in Libertador building, ARS 5,223 for the sale of Catalinas building’s floors and ARS 8,468 for the sale of República building. As of June 30, 2021, includes ARS 8,911 for the sale of Torre Boston, ARS 8,803 for the sale of Bouchard 710 and ARS 31 for the sale of parking spaces in Bouchard 557. As of June 30 ,2020 includes ARS 8 and ARS 887 for the monetary and non-monetary benefit, respectively, corresponding to the barter transaction related to Caballito Ferro land, ARS 1,413 for the sale of floors 10th and 11th of the office building “200 Della Paolera”, and ARS 485 for the deconsolidation of La Maltería S.A.

(ii)

As of June 30, 2022, ARS (9,513) corresponds to the result for changes in the fair value realized for the year ((ARS 103) from the sale of Casona Hudson, (ARS 22) from the sale of Merlo land, (ARS 25) from the sale of Mariano Acosta land, (ARS 104) from the sale of parking spaces in Libertador 498 building, (ARS 2,733) from the sale of Catalinas building and (ARS 6,526) from the sale of República building) and ARS 23,493 from the result of changes in the fair value made in previous years (ARS 121 from the Casona Hudson sale, ARS 105 from the Merlo land sale, ARS 100 from the Mariano Acosta land sale, ARS 217 from the sale of parking spaces in Libertador 498 building, ARS 7,956 from the sale of Catalinas building’s floors and ARS 14,994 from the sale of República Building). As of June 30, 2021, ARS (2,552) corresponds to the result for changes in the fair value realized for the year ((ARS 1,776) from the sale of Torre Boston, (ARS 771) from the sale of Bouchard 710 and (ARS 25) for the sale of parking spaces in Bouchard 557) and ARS 20,297 from the result of changes in the fair value made in previous years (ARS 10,667 from the Boston Tower sale and ARS 9,574 from the Bouchard 710 and ARS 56 from the Bouchard 557 sale). As of June 30, 2020, ARS 1,641 corresponds to net realized gain from fair value on investment properties for the year (ARS 228 from the sale of the Caballito Ferro land and ARS 1,413 from the sale of the “200 Della Paolera” building) and ARS 1,152 net realized gain from fair value on investment properties in previous years (ARS 667 attributable to the Caballito Ferro land and ARS 485 to the deconsolidation of La Maltería S.A.).

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

The Group has a team which reviews the appraisals performed by the independent appraisers (the “review team”). The review team: i) verifies all major and important assumptions relevant to the appraisal in the valuation report from the independent appraisers; ii) assesses property valuation movements compared to the valuation report from the prior period; and iii) holds discussions with the independent appraisers.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The identified buildable potentials are included in the value of the investment property based on the methodology established for other Level 2 properties:

1.	Patio Bullrich, CABA
2.	Alto Palermo, CABA
3.	Córdoba Shopping, Córdoba
4.	Alto Rosario, Rosario, Santa Fe.
5.	Beruti 3345/47, CABA.

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. In general terms, the measure adopted on September 1, 2019 by the BCRA sets forth that exporters of goods and services should settle foreign currency from abroad in the local exchange market 5 days after the collection of such funds, at the latest. Furthermore, it provides that legal entities residing in Argentina may buy foreign currency without restrictions for imports or payments of debts on the maturity date thereof, although they shall apply for the BCRA´s prior authorization for the purposes of: buying foreign currency in order to form external assets, prepaying debts, making remittances of profits and dividends abroad or transferring funds abroad. Likewise, pursuant to such regulations, access to the market by natural persons for the purchase of dollars was restricted. Afterwards, the BCRA implemented stricter measures, further limiting access to the foreign exchange market (see Note 33).

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

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				06.30.22		06.30.21		06.30.20
Description	Valuation technique	Parameters	Range fiscal year 2021 / 2019	Increase	Decrease	Increase	Decrease	Increase	Decrease
Shopping Malls (Level 3)	Discounted cash flows	Discount rate	14.53% / 12.18%	(5,864)	6,890	(6,297)	7,525	(10,474)	12,825
		Growth rate	2.4% / 2.3%	2,636	(2,234)	2,884	(2,414)	4,993	(4,077)
		Inflation	(*)	10,516	(8,704)	13,399	(11,052)	21,803	(17,936)
		Devaluation	(*)	(7,758)	9,482	(7,145)	8,732	(10,136)	12,389

(*) Fiscal year 2022: For the next 5 years, an average ARS / US$ exchange rate with an upward trend was considered, starting at ARS 163.65 (corresponding to the year ended June 30, 2023) and arriving at ARS 622.06 in 2028. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 70.9% (corresponding to the year ended June 30, 2023) and stabilizes at 8.0% after 5 years.

Fiscal year 2021: For the next 5 years, an average ARS / US$ exchange rate with an upward trend was considered, starting at ARS 116.94 (corresponding to the year ended June 30, 2022) and arriving at ARS 376.56 in 2027. In the long term, a nominal devaluation rate of 27.5% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 44.1% (corresponding to the year ended June 30, 2022) and stabilizes at 30.0% after 5 years.

Fiscal year 2020: For the next 5 years, an average ARS / US$ exchange rate with an upward trend was considered, starting at ARS 86.21 (corresponding to the year ended June 30, 2021) and arriving at ARS 243.89 in 2026. In the long term, a nominal devaluation rate of 21.1% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 47.9% (corresponding to the year ended June 30, 2021) and stabilizes at 23.2% after 5 years.

(i)	Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation and 10% for the devaluation.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as “Solares de Santa María”, located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: “U73 - Public Park and Costa Urbana Urbanization”, which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed. Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of the City of Buenos Aires, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

On October 29, 2021, a notification was received in relation to a collective protective petition requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the treatment of Bill 1831 - J 2021 (first Instance trail in contentious Administrative and Tax matters No. 10, Sec. 19 - Cause "Civil Association Observatory of the Right to the city and others against GCBA and Others on protection - others" - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the notification on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the protective petition. On March 15, 2022, IRSA appealed said ruling, as did the Government of the Autonomous City of Buenos Aires, co-defendant in the case. On March 17, 2022, the court granted the appeals in relation and with suspensive effect, of the contested sentence (in accordance with the provisions of Law No. 2145). The matter is to be resolved by the in Administrative, Tax and Consumer Relations Litigation- Room IV.

10. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2022 and 2021 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Communication networks	Others (i)	Total
Balance as of June 30, 2020	58,450	2,780	15,864	1,943	52,004	16,634	147,675
Costs	64,204	5,051	35,020	6,392	235,127	38,636	384,430
Accumulated depreciation	(5,754)	(2,271)	(19,156)	(4,449)	(183,123)	(22,002)	(236,755)
Net book amount at June 30, 2020	58,450	2,780	15,864	1,943	52,004	16,634	147,675

Additions	2,188	234	461	159	952	1,546	5,540
Disposals	(958)	-	(144)	(11)	(90)	(180)	(1,383)
Deconsolidation	(10,006)	-	(7,027)	(1,304)	(46,443)	(13,914)	(78,694)
Currency translation adjustment	(1,589)	-	(512)	(108)	(3,747)	(1,118)	(7,074)
Transfers	3,276	-	3,298	2	-	25	6,601
Depreciation charge (ii)	(677)	(771)	(735)	(195)	(2,676)	(1,828)	(6,882)
Balance as of June 30, 2021	50,684	2,243	11,205	486	-	1,165	65,783

Costs	57,115	5,285	31,096	5,130	185,799	24,995	309,420
Accumulated depreciation	(6,431)	(3,042)	(19,891)	(4,644)	(185,799)	(23,830)	(243,637)
Net book amount at June 30, 2021	50,684	2,243	11,205	486	-	1,165	65,783

Additions	2,113	617	692	156	-	444	4,022
Disposals	(1,714)	(5)	(22)	(2)	-	(24)	(1,767)
Transfers	3,202	(6)	1,498	19	-	-	4,713
Depreciation charge (ii)	(576)	(719)	(634)	(188)	-	(167)	(2,284)
Transfer to assets held for sale	(1,177)	-	-	-	-	-	(1,177)
Currency translation adjustment	(8,961)	(521)	(162)	-	-	(214)	(9,858)
Balance as of June 30, 2022	43,571	1,609	12,577	471	-	1,204	59,432

Costs	47,875	3,768	17,168	4,855	-	2,601	76,267
Accumulated depreciation	(4,304)	(2,159)	(4,591)	(4,384)	-	(1,397)	(16,835)
Net book amount at June 30, 2022	43,571	1,609	12,577	471	-	1,204	59,432

(i)	Includes furniture and fixtures and vehicles.
(ii)

Amortization charge was recognized in the amount of ARS 577 and ARS 692 under "Costs", in the amount of ARS 279 and ARS 328 under "General and administrative expenses" and ARS 15 and ARS 11 under "Selling expenses" as of June 30, 2022 and 2021, respectively in the Statements of Income and Other Comprehensive Income (Note 27) and ARS 1,413 and ARS 1,404 were capitalized as part of biological assets’ cost. In addition, a charge of ARS 4,447 was recognized under "Discontinued operations" as of June 30, 2021.

(iii)	Corresponds to the plantation of sugarcane with a useful life of more than one year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

11. Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2022 and 2021 were as follows:

	Completed properties	Properties under development (i)	Undeveloped properties	Total
As of June 30, 2020	4,985	2,040	10,642	17,667
Additions	-	669	651	1,320
Currency translation adjustment	(318)	(205)	(615)	(1,138)
Transfers	318	(318)	-	-
Desconsolidation	(3,490)	(233)	(8,888)	(12,611)
Disposals	(1,295)	(640)	(420)	(2,355)
As of June 30, 2021	200	1,313	1,370	2,883
Additions	-	470	37	507
Currency translation adjustment	-	(156)	-	(156)
As of June 30, 2022	200	1,627	1,407	3,234

	06.30.2022	06.30.2021
Non-current	3,041	2,696
Current	193	187
Total	3,234	2,883

(i)

Includes Zetol and Vista al Muelle plots of land, which have been mortgaged to secure Group's borrowings. The net book value amounted to ARS 1,629 and ARS 1,300 as of June 30, 2022 and 2021, respectively. Additionally, the Group has contractual obligations not provisioned related to these plot of lands committed when certain properties were acquired or real estate projects were approved, and amount to ARS 953 and ARS 1,470, respectively. As of June 30, 2022, the infrastructure work concerning sectors A and B of the property has been completed and is in the process of being received, including, among others, the coastal road, roundabouts, lights, landfills, and storm and sewage connections for an amount of about USD 3.2 MM.

12. Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2022 and 2021 were as follows:

	Goodwill business	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total
Balance as of June 30, 2020	14,339	18,787	5,960	6,097	10,482	13,771	69,436
Costs	14,339	20,435	24,674	38,310	25,908	30,996	154,662
Accumulated depreciation	-	(1,648)	(18,714)	(32,213)	(15,426)	(17,225)	(85,226)
Net book amount at June 30, 2020	14,339	18,787	5,960	6,097	10,482	13,771	69,436

Additions	-	-	-	46	797	2,794	3,637
Disposals	-	-	-	-	(182)	-	(182)
Deconsolidation	(13,904)	(17,405)	(5,398)	(5,151)	(7,632)	(10,439)	(59,929)
Impairment	(66)	-	-	-	-	-	(66)
Transfers	-	-	-	-	(3)	-	(3)
Currency translation adjustment	264	(1,336)	(426)	(448)	(1,140)	(981)	(4,067)
Depreciation charge (i)	-	(46)	(136)	(544)	(1,889)	(1,309)	(3,924)
Balance as of June 30, 2021	633	-	-	-	433	3,836	4,902

Costs	633	-	-	-	1,699	4,695	7,027
Accumulated depreciation	-	-	-	-	(1,266)	(859)	(2,125)
Net book amount at June 30, 2021	633	-	-	-	433	3,836	4,902

Additions	-	-	-	-	115	38	153
Disposals	(6)	-	-	-	-	(471)	(477)
Previsions	-	-	-	-	(40)	-	(40)
Depreciation charge (i)	-	-	-	-	(200)	(27)	(227)
Currency translation adjustment	(22)	-	-	-	(7)	-	(29)
Balance as of June 30, 2022	605	-	-	-	301	3,376	4,282

Costs	605	-	-	-	1,783	4,378	6,766
Accumulated depreciation	-	-	-	-	(1,482)	(1,002)	(2,484)
Net book amount at June 30, 2022	605	-	-	-	301	3,376	4,282

(i)

Amortization charge was recognized in the amount of ARS 53 and ARS 84 under "Costs", in the amount of ARS 173 and ARS 128 under "General and administrative expenses" and ARS 1 and ARS 2 under "Selling expenses" as of June 30, 2022 and 2021, respectively in the Statements of Income (Note 27). In addition, a charge of ARS 3,710 was recognized under "discontinued operations" as of June 30, 2021.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

13. Rights of use of assets

Below is the composition of the rights of use of the Group´s assets as of June 30, 2022 and June 30, 2021:

	06.30.2022	06.30.2021
Farmland	5,399	5,482
Offices, shopping malls and other rental properties	17	18
Machinery and equipment	77	102
Others	1,303	1,379
Right of use assets	6,796	6,981

Non-current	6,796	6,981
Total	6,796	6,981

Changes in the Group´s rights of use during the fiscal year ended June 30, 2022 and June 30, 2021, were as follows:

	06.30.2022	06.30.2021
Beginning of the year	6,981	54,009
Additions	2,170	4,282
Disposals	-	(138)
Previsions	-	(125)
Depreciation charges	(2,231)	(2,881)
Currency translation adjustment	(650)	(6,574)
Deconsolidation	-	(42,394)
Valorization	526	802
End of the year	6,796	6,981

Depreciation charge for rights of use is detailed below:

	06.30.2022	06.30.2021
Farmland	2,037	2,645
Offices, shopping malls and other rental properties	1	2
Machinery and equipment	54	57
Others	139	177
Depreciation charge of right of use assets (i)	2,231	2,881

(i)	Includes charge charged to the result of discontinued operations for ARS 112 as of June 30, 2021.

Other charges to income related to rights of use were as follows:

	06.30.2022	06.30.2021
Lease liabilities interest	292	421
Results from short-term leases	(67)	(102)
Results from variable leases not recognized as lease liabilities	(423)	(638)

 The average discount rate and the term of liability for lease recognized as of June 30, 2022 are detailed below:

Agricultural business		Urban properties and investment business
Average discount rate	Maturity date	Average discount rate	Maturity date
5.8%	2022-2050	10.61%	2023-2041

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

14.  Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the years ended June 30, 2022 and 2021 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Balance as of June 30, 2020	598	2,637	2,534	5,242	71	79	11,161

Non-current (Production)	-	-	-	4,186	66	79	4,331
Current (Consumable)	598	2,637	2,534	1,056	5	-	6,830
Balance as of June 30, 2020	598	2,637	2,534	5,242	71	79	11,161

Transfers	(1,054)	1,054	-	-	-	-	-
Purchases	-	-	-	883	11	-	894
Initial recognition and changes in the fair value of biological assets (i)	-	18,215	4,337	1,128	23	-	23,703
Decrease due to harvest	-	(38,575)	(8,448)	-	-	-	(47,023)
Sales	-	-	-	(3,903)	(5)	-	(3,908)
Consumptions	-	-	-	(16)	-	(14)	(30)
Costs for the year	734	23,018	5,352	2,686	-	7	31,797
Foreign exchange	(126)	(147)	36	(16)	-	-	(253)
Balance as of June 30, 2021	152	6,202	3,811	6,004	100	72	16,341

Non-current (Production)	-	-	-	5,161	92	72	5,325
Current (Consumable)	152	6,202	3,811	843	8	-	11,016
Balance as of June 30, 2021	152	6,202	3,811	6,004	100	72	16,341

Transfers	(464)	464	-	-	-	-	-
Purchases	-	-	-	1,734	5	-	1,739
Initial recognition and changes in the fair value of biological assets (i)	-	12,359	6,286	(300)	23	-	18,368
Decrease due to harvest	-	(35,801)	(10,797)	-	-	-	(46,598)
Sales	-	-	-	(3,082)	(10)	-	(3,092)
Consumptions	-	-	-	(14)	-	(12)	(26)
Costs for the year	2,629	19,504	5,916	2,689	-	3	30,741
Foreign exchange	(464)	(173)	(1,107)	(447)	-	-	(2,191)
Balance as of June 30, 2022	1,853	2,555	4,109	6,584	118	63	15,282

Non-current (Production)	-	-	-	5,900	107	63	6,070
Current (Consumable)	1,853	2,555	4,109	684	11	-	9,212
Balance as of June 30, 2022	1,853	2,555	4,109	6,584	118	63	15,282

(i)

Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS (277) and ARS 1,151 for the fiscal years ended June 30, 2022 and 2021, respectively. For the fiscal years ended June 30, 2022 and 2021, amounts of ARS 267 and ARS 2,063, was attributable to price changes, and amounts of ARS (544) and ARS (912), was attributable to physical changes generated by production result, respectively.

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

Fair value of biological assets

When an active market exists for biological assets, the Group uses the quoted market price in the principal market as a basis to determine the fair value of its biological assets. Live cattle is measured at fair value less cost to sell, based on market quoted at an auction involving cattle of the same age, breed and genetic merit adjusted, if applicable, to reflect any difference. When there is no active market or market-determined prices are not available, (for example, unharvested crops with significant growth or growing agricultural produce of sugarcane), the Group determines the fair value of a biological asset based on discounted cash flows models.

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

During years ended June 30, 2022 and 2021, there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated selling costs of agricultural produce at the point of harvest amount to ARS 47,019 and ARS 47,023 for the years ended June 30, 2022 and 2021, respectively.

When no quoted prices are available in an active market, the Group uses a range of valuation models. The following table presents main parameters:

				Sensitivity (i)
				06.30.2022		06.30.2021
Description	Valuation technique	Parameters	Range	Increase	Decrease	Increase	Decrease
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category
Sown land-crops (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices	Argentina
			Yields: 0.38 - 12.59 tn./ha.	266	(266)	425	(425)
			Future of sale prices: 2,156 - 98,040 ARS/tn	335	(335)	534	(534)
			Operating cost: 6,823 - 46,152 ARS/ha	(129)	129	(193)	193
			Brazil:
			Yields: 1.02 - 5.55 tn./ha.	427	(427)	567	(567)
			Future of sale prices: 1,049 - 4,344 BRL/tn.	160	(160)	290	(290)
			Operating cost: 629 - 1,633 BRL/ha.	(214)	214	(362)	362
Sugarcane fields (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices - Discount rate	Brazil:
			Yields: 83.00 tn/ha	1,177	(1,177)	1,564	(1,564)
			Future of sale prices: 123.16 BRL/tn.	647	(647)	879	(879)
			Operating cost: 63.12 BRL/tn.	(766)	766	(1,035)	1,035

(i) Sensitivities for the biological assets measured at Level 3 have been modeled considering a 10% change in the indicated variable, all else being equal.

As of June 30, 2022 and 2021, the better and maximum use of biological assets shall not significantly differ from the current use.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

15. Inventories

Breakdown of Group’s inventories as of June 30, 2022 and 2021 are as follows:

	06.30.2022	06.30.2021
Crops	6,177	11,684
Materials and supplies	6,952	5,839
Sugarcane	292	-
Agricultural inventories	13,421	17,523
Total inventories	13,421	17,523

As of June 30, 2022 and 2021 the cost of inventories recognized as expense amounted to ARS 48,271 and ARS 37,003, respectively and have been included in “Costs” in the Statements of Income and Other Comprehensive Income.

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2022 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss
		Level 1	Level 2	Level 3	Subtotal financial assets	Non- financial assets	Total
June 30, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	34,109	4,364	-	-	38,473	10,662	49,135
Investment in financial assets:
- Public companies’ securities	-	1,546	-	-	1,546	-	1,546
- Bonds	-	1,769	-	-	1,769	-	1,769
- Mutual funds	-	16,128	-	-	16,128	-	16,128
- Others	114	385	-	-	499	-	499
Derivative financial instruments:
- Crops options contracts	-	304	-	-	304	-	304
- Crops futures contracts	-	2,227	-	-	2,227	-	2,227
- Foreign-currency options contracts	-	70	-	-	70	-	70
- Foreign-currency future contracts	-	264	-	-	264	-	264
Restricted assets (i)	466	-	-	-	466	-	466
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	18,262	-	-	-	18,262	-	18,262
- Short-term investments	-	16,649	-	-	16,649	-	16,649
Total assets	52,951	43,706	-	-	96,657	10,662	107,319

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss
		Level 1	Level 2	Level 3	Subtotal financial liabilities	Non- financial liabilities	Total
June 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	24,853	-	-	-	24,853	10,667	35,520
Borrowings (Note 22)	141,431	-	-	-	141,431	-	141,431
Derivative financial instruments:
- Crops options contracts	-	177	103	-	280	-	280
- Crops futures contracts	3	481	-	-	484	-	484
- Foreign-currency options contracts	-	163	-	-	163	-	163
- Foreign-currency future contracts	-	139	-	-	139	-	139
- Swaps	-	39	16	-	55	-	55
Total liabilities	166,287	999	119	-	167,405	10,667	178,072

Financial assets and financial liabilities as of June 30, 2021 were as follows

	Financial assets at amortized cost	Financial assets at fair value through profit or loss
		Level 1	Level 2	Level 3	Subtotal financial assets	Non- financial assets	Total
June 30, 2021
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	38,471	2,454	-	-	40,925	15,546	56,471
Investment in financial assets:
- Public companies’ securities	-	1,825	-	-	1,825	-	1,825
- Bonds	-	1,345	-	-	1,345	-	1,345
- Mutual funds	-	62	-	-	62	-	62
- Others	180	993	-	79	1,252	-	1,252
Derivative financial instruments:
- Crops options contracts	-	293	-	-	293	-	293
- Crops futures contracts	-	253	-	-	253	-	253
- Foreign-currency options contracts	-	80	-	-	80	-	80
- Foreign-currency future contracts	-	515	-	-	515	-	515
- Swaps	-	-	20	-	20	-	20
Restricted assets (i)	331	-	-	-	331	-	331
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	10,680	-	-	-	10,680	-	10,680
- Short-term investments	-	34,463	-	-	34,463	-	34,463
Total assets	49,662	42,283	20	79	92,044	15,546	107,590

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non- financial liabilities	Total
June 30, 2021
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	25,363	-	-	-	25,363	10,443	35,806
Borrowings (Note 22)	194,594	-	-	-	194,594	-	194,594
Derivative financial instruments:
- Crops options contracts	-	269	156	-	425	-	425
- Crops futures contracts	-	1,176	-	-	1,176	-	1,176
- Foreign-currency options contracts	-	52	-	-	52	-	52
- Crops options contracts	-	20	-	-	20	-	20
- Swaps	-	82	95	-	177	-	177
Total liabilities	219,957	1,599	251	-	221,807	10,443	232,250

(i)	The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 22).
(ii)	Corresponds to deposits in guarantee and escrows.

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.22			06.30.21
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	41,776	(3,303)	38,473	45,758	(4,833)	40,925
Financial liabilities
Trade and other payables	28,156	(3,303)	24,853	30,196	(4,833)	25,363

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2022
Interest income	1,286	-	1,286
Interest and discount generated by operating assets	1,429	-	1,429
Interest expenses	(14,067)	-	(14,067)
Foreign exchange, net	29,449	-	29,449
Dividends income	2	-	2
Fair value gain on financial assets at fair value through profit or gain	-	5,906	5,906
Gain from repurchase of Non-convertible Notes	1,456	-	1,456
Loss on financial instruments derived from commodities	-	(2,358)	(2,358)
Loss from derivative financial instruments, net	-	(1,440)	(1,440)
Other financial costs	(1,068)	-	(1,068)
Net result (i)	18,487	2,108	20,595

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2021
Interest income	1,075	-	1,075
Interest and discount generated by operating assets	5,059	-	5,059
Interest expenses	(23,297)	-	(23,297)
Foreign exchange, net	17,192	-	17,192
Dividends income	2	-	2
Fair value gain on financial assets at fair value through profit or gain	-	16,543	16,543
Loss from repurchase of Non-convertible Notes	(41)	-	(41)
Loss on financial instruments derived from commodities	-	(7,463)	(7,463)
Loss from derivative financial instruments, net	-	(782)	(782)
Other financial costs	(2,222)	-	(2,222)
Net result (i)	(2,232)	8,298	6,066

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2020
Interest income	721	-	721
Interest and discount generated by operating assets	3,183	-	3,183
Interest expenses	(23,786)	-	(23,786)
Foreign exchange, net	(24,906)	-	(24,906)
Dividends income	33	-	33
Fair value loss on financial assets at fair value through profit or gain	-	2,347	2,347
Gain from repurchase of Non-convertible Notes	226	-	226
Gain on financial instruments derived from commodities	-	1,081	1,081
Loss from derivative financial instruments, net	-	(3,429)	(3,429)
Other financial costs	(1,609)	-	(1,609)
Net result (i)	(46,138)	(1)	(46,139)

(i) Included within “Financial results, net” in the Statements of income and Other Comprehensive Income, with the exception of Interest and discount generated by operating assets, which are included in ” Other operating results, net”.

The following table presents the changes in Level 3 financial instruments as of June 30, 2022 and 2021:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	Investments in financial assets - Others	Investments in financial assets - Warrants	Total
Balance as of June 30, 2020	(49)	7,164	571	349	8,035
Currency translation adjustment	-	-	(7)	-	(7)
Write off	49	(7,164)	(500)	(349)	(7,964)
Gains recognized in the year (i)	-	-	15	-	15
Balance as of June 30, 2021	-	-	79	-	79
Currency translation adjustment	-	-	(8)	-	(8)
Write off	-	-	(96)	-	(96)
Gains recognized in the year (i)	-	-	25	-	25
Balance as of June 30, 2022	-	-	-	-	-

(i) Included within “Financial results, net” in the Statements of income and Other Comprehensive Income.

During the fiscal year ended June 30, 2022 and 2021, there were no transfers between levels. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Derivative financial instruments - Swaps	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

(*) An increase in the discount rate would decrease the value of investments in private companies, while an increase in projected revenues would increase their value.

As of June 30, 2022, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group that were not considered in the fair value estimation.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

17. Trade and other receivables

Group’s trade and other receivables as of June 30, 2022 and 2021 were as follows:

	06.30.2022	06.30.2021
Trade, leases and services receivable (*)	31,231	34,677
Less: allowance for doubtful accounts	(1,026)	(1,638)
Total trade receivables	30,205	33,039
Prepayments	5,934	8,056
Loans, deposits and others	4,766	5,967
Contributions pending integration	25	16
Guarantee deposits	1	2
Tax receivables	2,960	4,177
Others	4,218	3,576
Total other receivables	17,904	21,794
Total trade and other receivables	48,109	54,833

Non-current	14,793	17,571
Current	33,316	37,262
Total	48,109	54,833

(*) Includes field sales credits, which are revalued based on the soybean price at each balance sheet date. The related impact in the Statement of Income and Other Comprehensive income is presented within “Financial results, net.

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

Trade accounts receivables are generally presented in the Statements of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	06.30.2022	06.30.2021
Beginning of the year	1,638	9,484
Additions (i)	276	1,415
Recovery (i)	(283)	(1,053)
Currency translation adjustment	61	216
Deconsolidation	-	(7,615)
Utilization	(12)	(46)
Inflation adjustment	(654)	(643)
Transfers to assets held for sale	-	(120)
End of the year	1,026	1,638

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

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2022 and 2021 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Statement of Financial Position):

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	1,956	254	707	6,917	978	10,812	34.6%
Sale of properties and developments	40	-	20	13,898	-	13,958	44.7%
Agricultural products	-	-	-	6,413	48	6,461	20.7%
Total as of 06.30.2022	1,996	254	727	27,228	1,026	31,231	100%

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	1,834	602	1,112	9,265	1,576	14,389	41.49%
Sale of properties and developments	-	-	-	14,631	-	14,631	42.19%
Agricultural products	-	-	-	5,595	62	5,657	16.31%
Total as of 06.30.2021	1,834	602	1,112	29,491	1,638	34,677	100%

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

18. Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2022, 2021 and 2020.

	Note	06.30.2022	06.30.2021	06.30.2020
Profit/ (loss) for the year		63,000	(40,179)	49,265
Profit from discontinued operations		-	13,540	6,831
Adjustments for:
Income tax	23	1,977	45,817	19,593
Amortization and depreciation	27	4,787	5,661	4,833
Net (gain)/ loss from fair value adjustment of investment properties	9	(16,583)	3,683	(83,697)
Changes in the fair value of investments in financial assets		-	-	2,527
Gain from disposal of subsidiary and associates		-	(61)	-
Gain from disposal of property, plant and equipment		(8)	(10)	-
Financial results, net		(27,130)	(7,407)	45,707
Provisions and allowances		6,315	810	2,415
Share of loss/ (profit) of associates and joint ventures	8	195	7,273	(18,136)
(Gain)/ loss from repurchase of Non-convertible Notes		(1,456)	41	3
Gain from valuation at fair value of financial assets with changes in results		(1,857)	(7,953)	-
Changes in net realizable value of agricultural products after harvest		1,998	967	(1,617)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(18,680)	(20,188)	(8,184)
Unrealized loss from derivative financial instruments		-	940	89
Other operating results		-	551	646
Gain from disposal of farmlands		(5,505)	(2,148)	(2,065)
Incentive Plan granted		-	77	-

Changes in operating assets and liabilities:
Decrease/ (increase) in inventories		206	(7,607)	1,810
Decrease/ (increase) in trading properties		89	(46)	(971)
Decrease in biological assets		19,726	14,780	12,331
Increase in restricted assets		-	-	(2,870)
Decrease in trade and other receivables		4,578	6,861	13,206
(Decrease)/ increase in trade and other payables		(6,623)	1,071	(7,182)
Decrease in salaries and social security liabilities		76	(528)	(894)
Decrease in provisions		(288)	(254)	(1,441)
(Decrease)/ Increase in lease liabilities		(1,905)	(2,681)	146
Net variation in derivative financial instruments		122	(3,273)	269
Increase in right of use		-	(82)	(2,593)
Net cash generated from continuing operating activities before income tax paid		23,034	9,655	30,021
Net cash generated from discontinued operating activities before income tax paid		-	5,395	59,595
Net cash generated from operating activities before income tax paid		23,034	15,050	89,616

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows balances incorporated as result of business combination / deconsolidation or reclassification of assets and liabilities held for sale of subsidiaries:

	06.30.2022	06.30.2021	06.30.2020
Investment properties	-	192,757	383,250
Property, plant and equipment	-	78,694	(19,153)
Trading properties	-	12,610	382
Intangible assets	-	59,929	7,960
Right-of-use assets	-	42,394	(9,795)
Investments in associates and joint ventures	-	79,438	6,200
Biological Assets	-	-	(182)
Deferred income tax assets	-	931	3
Income tax credit	-	699	-
Restricted assets	-	13,775	526
Trade and other receivables	-	115,924	(21,349)
Investments in financial assets	-	51,889	33,359
Derivative financial instruments	-	603	-
Inventories	-	7,727	(5,344)
Group of assets held for sale	-	90,236	-
Borrowings	-	(697,452)	(214,322)
Lease liabilities	-	(38,857)	5,116
Deferred income tax liabilities	-	(26,665)	(48,970)
Trade and other payables	-	(50,426)	5,462
Income tax liabilities	-	(977)	(244)
Provisions	-	(11,635)	113
Employee benefits	-	(1,023)	264
Derivative financial instruments	-	(1,023)	(92)
Salaries and social security liabilities	-	(7,260)	172
Group of liabilities held for sale	-	(47,235)	-
Net value of incorporated assets that do not affect cash	-	(134,947)	123,356
Cash and cash equivalents	-	(238,316)	(10,820)
Non-controlling interest	-	(102,520)	124,986
Goodwill	-	-	854
Net value of incorporated assets/ disposal assets	-	(475,783)	238,376
Net (outflow) inflow of cash and cash equivalents / assets and liabilities held for sale	-	(475,783)	238,376

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2022, 2021 and 2020:

	06.30.2022	06.30.2021	06.30.2020
Dividends not collected	-	-	(987)
Increase/ (decrease) in participation in subsidiaries, associates and joint ventures due to currency translation adjustment	8,847	5,854	(3,855)
Increase in other reserves through an increase in investments in associates and joint ventures	170	9,693	-
Increase in intangible assets through a decrease in investment in associates	-	1,340	-
Decrease in property, plant and equipment through an increase in tax credits and tax liabilities	-	754	-
Increase in property, plant and equipment through a decrease in investment properties	-	3,639	-
Decrease in property, plant and equipment through an increase in equity	913	394	-
Decrease trade and other receivables through a decrease in lease liabilities	3	30	-
Increase in financial instruments through a decrease in trade and other receivables with related parties	-	71	-
Increase in trading properties through an increase in borrowings	-	100	30
Dividends in shares distribution	-	1,192	1,451
Increase in investment properties through an increase in borrowings	-	667	200
Increase in rights of use assets through an increase in lease liabilities	985	3,304	19,929
Increase in property, plant and equipment through an increase in trade and other payables	-	-	1,820
Barter transactions of investment properties	3,139	-	-
Increase in investment properties through an increase in trade and other payables	185	-	1,751
Cancellation of non-convertible notes in portfolio	8,563	-	-
Decrease in investment properties through an increase in property, plant and equipment	4,958	-	-
Decrease in property, plant and equipment through an increase in investment properties	1,159	-	-
Distribution of dividends to non-controlling shareholders´ pending payment	-	-	4,337
Decrease in investments in associates and joint ventures through an increase in assets held for sale	-	-	5,101
Increase in investment in associates and joint ventures through an increase in the reserve share-based payments	70	-	(10)
Decrease in borrowings through a decrease in financial assets	-	-	6,044
Increase in investment properties through a decrease in financial assets	-	-	685
Increase in intangible assets through an increase in trade and other payables	12	-	1,217
Increase in investment in associates and joint ventures through a loss of control in subsidiaries	-	-	3,286
Increase of investment properties through a decrease in trade and other receivables	-	-	69
Inssuance of non-convertible notes	10,264	-	52
Increase in investment in associates through a decrease in investments in financial assets	865	-	2,104
Increase in investments in financial assets through a decrease in investment properties	-	-	2,925
Increase in rights of use assets through an increase in lease liabilities - Adjustment of opening balances (IFRS 16)	-	-	34,787
Decrease in equity through an increase in deferred income tax liabilities	374	-	-
Increase in intangible assets through an increase in payroll and social security liabilities	26	-	-
Decrease in borrowings through a decrease in trade and other receivables	441	-	-
Increase in investment in associates and joint ventures through an decrease in investments in financial assets	45	-	-
Increase in dividends receivables through a decrease in investment in associates and join ventures	17	-	-
Capital contributions from non-controlling interest in subsidiaries through a decrease in borrowings	4	-	-
Capital contributions from non-controlling interest in subsidiaries through an increase in trade and other receivables	5	-	-
Decrease in property, plant and equipment through an increase in trade and other receivables	16	-	-

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

19. Shareholders’ Equity

Share capital and share premium

The Group's share capital is represented by common shares with a nominal value of 1 peso per share and one vote each.

On February 17, 2021, the Company announced the launch of its public offering of shares for up to 90 million shares (or the equivalent of 9 million ADS) and 90,000,000 options to subscribe for new common shares, to registered holders as of February 19, 2021. Each common share entities its holder to subscribe for 0.1794105273 new common shares and to receive, free of charge, for each new common share that it purchases pursuant to this offering, one warrant to purchase one additional common share. The final subscription price for the new shares was ARS 70.31 or USD 0.472 and for the new ADS it was USD 4.72. The new registered shares, with a nominal value of ARS 1 (one peso) each and with the right to one vote per share, give the right to receive dividends on the same terms as the current shares in circulation.

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

Likewise, 90,000,000 warrants were issued that will empower holders through their exercise to acquire up to 90,000,000 new shares. The exercise price of the options is USD 0.566. The options may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September and November of each year (provided that said dates are business days in the city. of New York and in the Autonomous City of Buenos Aires) until maturity 5 years from the date of issue. These options have been considered as equity instruments.

The Company received all the funds in the amount of ARS 7,612 (net of ARS 107 for issuance expenses) and issued the new shares, increasing the capital stock to 591,642,804 million.

Inflation adjustment of share capital

The inflation adjustment related to share capital is allocated to an inflation adjustment reserve that forms part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company

Treasury shares

On December 5, 2018, the Board of Directors of Cresud approved the repurchase of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares, under the terms of Article 64 of Law No. 26,831 and the CNV rules, for up to a maximum amount of ARS 429 million and up to 10% of the share capital in the form of common shares or American Depositary Shares (“ADS”) representative of 10 shares each, up to daily limit of up to 25% of the average volume of daily transactions that the Company's shares have experienced, jointly in the listed markets, during the previous 90 business days, and at a maximum price of up to USD 15.50 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the exchange rate of the National Bank of at each period. Also, on March 1, 2019, the Board of Directors of Cresud approved the extension of the repurchase term for a period of 30 days in addition to the timely approved.

On March 13, 2019, the above mention plan was completed and the Company acquired the equivalent of 6,394,009 common shares representing 99.97% of the approved program and 1.27% of Cresud's share capital, which correspond to 1,095,009 common shares for a total of ARS 74 and 529,900 ADRs (representing 5,299,000 common shares) for a total of USD 6.5 (equivalent to ARS 354).

On March 14, 2019, the Board of Directors of Cresud approved a new repurchase of shares by the Company and established the terms and conditions for the acquisition of treasury shares by the Company, under the terms of Article 64 of the Law No. 26,831 and the CNV rules, for up to a maximum amount of ARS 429 million and up to 10% of the share capital in the form of common shares or ADS, up to a daily limit of up to 25% of the average volume of transactions daily that have experienced the shares of the Company, jointly in the markets that it quotes, during the previous 90 business days, and to a maximum of up to USD 15.50 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the exchange rate of the National Bank of at each period. The repurchase period was set in up to 90 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

On June 26, 2019, the repurchase plan was completed, and the Company acquired the equivalent of 6,712,465 common shares representing 99.96% of the approved program and 1.34% of Cresud's share capital which correspond to 3,824,035 common shares for a total of ARS 244 and 288,843 ADRs (representative of 2,888,430 common shares) for a total of USD 2.9 (equivalent to ARS 184).

During the fiscal year ended June 30, 2019, the Company acquired 3,211,786 common shares (NPV $ 1 per share) for a total of ARS 198.36 and 1,433,874 ADRs (representing 14,338,740 common shares) in various transactions. for a total of USD 27.19 (equivalent to ARS 892.12), completing the terms and conditions of the own share buy-back plan. As of the date of issuance of these financial statements, no deadline has been established for the sale of the acquired shares.

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

For this reason, as of the transition date, figures have been modified and, hence, the special reserve as set forth by General Ruling CNV N° 609/12 has been increased to ARS 10,859, which may only be reversed to be capitalized or to absorb potential negative balances under retained earnings. The amount as of June 30, 2022 is zero.

Dividends

During the year ended June 30, 2022, 2021 and 2020 there was no dividend distribution.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Distribution of treasury shares

In accordance with the resolutions Shareholders' Meeting held on October 30, 2019 and the provisions of the Board of Directors of Cresud on the same day, the distribution of treasury stock of the Company duly acquired by a company took place on November 13, 2019. The number of shares distributed was 13,000,000, which constitutes 0.026 shares per common share and 0.26 per ADS, and a percentage of 2.59% of the capital of ARS 502 and 2.66% of the net capital which exclude treasury shares of ARS 499. During the fiscal year ended June 30, 2022, no treasury shares were distributed in the portfolio.

Additional paid-in capital from treasury shares

When the treasury shares are sold, the difference between the net realization value of the treasury shares sold and their acquisition cost will be allocated, both in the case of positive or negative results, to an account of non-capitalized contributions. of the owners that will be denominated " Additional paid-in capital from treasury shares".

20. Trade and other payables

Group’s trade and other payables as of June 30, 2022 and 2021 were as follows:

	06.30.2022	06.30.2021
Trade payables	14,818	15,383
Advances from sales, leases and services (*)	5,363	5,802
Accrued invoices	2,319	4,921
Deferred income	96	-
Admission fees	2,575	1,771
Deposits in guarantee	67	148
Total trade payables	25,238	28,025
Dividends payable to non-controlling interests	1,691	1,507
Tax payables	2,632	2,865
Director's fees	661	251
Management fees	3,973	-
Others	1,325	3,158
Total other payables	10,282	7,781
Total trade and other payables	35,520	35,806

Non-current	4,598	3,690
Current	30,922	32,116
Total	35,520	35,806

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years. The variation is mainly due to the new contracts signed and an extraordinary rent in Alto Avellaneda.

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation (iii)	Other provisions	Total
June 30, 2020	6,221	43	1,102	6,264	13,630
Additions	788	-	46	(182)	652
Transfers	(3)	-	-	-	(3)
Desconsolidación (iv)	(5,072)	-	(1,071)	(5,492)	(11,635)
Used during the year	(238)	(20)	-	(46)	(304)
Inflation adjustment	(213)	-	-	-	(213)
Transfer to / of assets available for sale	10	-	-	-	10
Currency translation adjustment	(630)	-	(77)	(544)	(1,251)
As of June 30, 2021	863	23	-	-	886
Additions	604	-	-	-	604
Transfers	(38)	-	-	-	(38)
Used during the year	(273)	(15)	-	-	(288)
Inflation adjustment	(436)	-	-	-	(436)
Currency translation adjustment	(8)	-	-	-	(8)
As of June 30, 2022	712	8	-	-	720

	06.30.2022	06.30.2021
Non-current	511	638
Current	209	248
Total	720	886

(i)	Additions and recoveries are included in "Other operating results, net"
(ii)	Corresponds to the equity interest in Puerto Retiro in 2022 and 2021. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".
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

(iv)	See Note 4 to the consolidated financial statements as of June 30, 2021.

Trial and Preventive Seizure - Province of Salta

The contracts with the state company Salta Forestal SA by means of which rural real estate was given in concession to Cresud, the Governor of the Province of Salta has decreed through decrees 815/20, 395/21, 396/21, 397/21 and 398 / 21 reject the hierarchical appeals filed by Cresud against the payment of the royalties made by Salta Forestal SA and, depending on the campaign, by the Ministry of Agrarian Affairs for the 2013/2014, 2014/2015, 2015/2016, 2016/2017 campaigns , 2017/2018, 2018/2019 and 2019/2020 of corn, soybean and / or sorghum crops. In this context, Cresud has initiated the judicial challenge of these decrees and the province of Salta has initiated an executive and freezing lawsuit for the amounts of the controversial fees. To date, garnishment have been processed within the framework of file 726737/20 and in relation to executive order 815/20, for the sum of ARS 42.5 million, in the framework of file 739946/21 and in relation to executive order 395/21, for the sum of ARS 44.7 million, in the framework of file 742573/21 and in relation to executive order 396/21, for the sum of ARS 45.5 million, in the framework of file 739937/21 and in relation to executive order 397/21, for the sum of ARS 69.2 million, and within the framework of file 740034/21 and in relation to executive order 398/21, for the sum of ARS 58.4 million In this regard, and based on the executive orders issued by the Government of Salta and in accordance with what was reported by our external advisory lawyers, the contingency is estimated in the amount of ARS 284.5 million.

22. Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2022 and 2021 was as follows:

	Book value		Fair value
	06.30.2022	06.30.2021	06.30.2022	06.30.2021
Non-convertible notes	113,830	146,397	98,198	140,402
Bank loans and others	11,998	29,896	11,998	29,896
Bank overdrafts	13,968	15,270	13,968	15,270
Other borrowings	1,635	3,031	1,635	3,031
Total borrowings	141,431	194,594	125,799	188,599

Non-current	46,164	120,089
Current	95,267	74,505
Total	141,431	194,594

As of June 30, 2022 and 2021, total borrowings include collateralized liabilities (seller financing and bank loans) of ARS 14,537 and ARS 33,946, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 9 and 10).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

The maturity of the Group's borrowings is as follows:

	06.30.2022	06.30.2021

Capital:
Less than one year (i)	92,086	70,963
Between 1 and 2 years	24,817	92,290
Between 2 and 3 years	16,532	21,529
Between 3 and 4 years	1,625	2,971
Between 4 and 5 years	1,675	2,796
More than 5 years	1,379	141
	138,114	190,690
Accrued interest:
Less than one year	3,181	3,542
Between 1 and 2 years	-	198
Between 2 and 3 years	63	21
Between 3 and 4 years	9	74
Between 4 and 5 years	64	10
More than 5 years	-	59
	3,317	3,904
	141,431	194,594

(i)

On July 6, 2022, IRSA completed the exchange of the Series II Notes, for which it cancelled and/or extended the amount of USD 239 million of said class. On the same date, CRESUD completed the exchange of the Series XXIII Notes, for which it cancelled and/or extended the amount of USD 70.6 million of said class. See Note 39 to these Financial Statements.

The following table shows a detail of evolution of borrowing during the years ended June 30, 2022 and 2021:

	06.30.2022	06.30.2021
Balance at the beginning of the year	194,594	1,031,529
Borrowings	31,004	93,534
Payment of borrowings	(45,286)	(153,450)
Collection / (payment) of short term loans, net	2,319	13,381
Interests paid	(16,178)	(33,680)
Accrued interests	13,067	27,162
Currency translation adjustment and exchange differences, net	32,074	(72,302)
Deconsolidation	-	(697,472)
Capitalized finance costs	-	767
Inflation adjustment	(69,598)	(15,141)
Reclassifications and other movements	(565)	266
Balance at the end of the year	141,431	194,594

The following tables shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2022 and 2021.

	06.30.2022
	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	24,579	-	-	-	24,579
Brazilian Reais	-	2,025	-	-	2,025
US Dollar	104,449	657	953	-	106,059
Subtotal fixed-rate borrowings	129,028	2,682	953	-	132,663
Floating rate:
Argentine Peso	418	-	-	-	418
Brazilian Reais	-	8,101	-	-	8,101
US Dollar	249	-	-	-	249
Subtotal floating rate borrowings	667	8,101	-	-	8,768
Total borrowings	129,695	10,783	953	-	141,431

	06.30.2021
	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	29,617	-	-	-	29,617
Brazilian Reais	-	9,209	-	-	9,209
US Dollar	138,744	80	1,172	82	140,078
Subtotal fixed-rate borrowings	168,361	9,289	1,172	82	178,904
Floating rate:
Argentine Peso	336	-	-	-	336
Brazilian Reais	-	11,699	-	-	11,699
US Dollar	3,324	-	-	331	3,655
Subtotal floating rate borrowings	3,660	11,699	-	331	15,690
Total borrowings	172,021	20,988	1,172	413	194,594

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

The following describes the debt issuances made by the Group for the years ended June 30, 2022, and 2021:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
CRESUD	Series XXVI	feb-18	USD 113.2	02/16/2023	6.50% n.a.	At expiration	Biannual
CRESUD	Series XXX	aug-20	USD 25	8/31/2023	2.00% n.a.	At expiration	Quarterly
CRESUD	Series XXXI	nov-20	USD 30.8	11/12/2023	9.00% n.a.	Annual payments since 2021	Quarterly
CRESUD	Series XXXII	nov-20	USD34.3	11/12/2022	9.00% n.a	At expiration	Quarterly
CRESUD	Series XXXIII	jul-21	USD18.8	07/06/2024	6.99% n.a	Annual payments since 2022	Biannual
CRESUD	Series XXXIV	jun-21	USD 35.7	6/30/2024	6.99% n.a.	Annual payments since 2022	Biannual
CRESUD	Series XXXV	sep-21	USD 35.7	6/30/2024	3.50% n.a.	Annual payments since 2023	Biannual
CRESUD	Series XXXVI	feb-22	USD 35.7	6/30/2024	2.00% n.a.	Annual payments since 2023	Biannual
CRESUD	Series XXXVII	jun-22	USD 24.4	6/30/2024	5.50% n.a.	At expiration	Biannual
BRASILAGRO	n/a	may-21	BRL 240	4/12/2028	IPCA + 5.3658%	50% April 2027 y 50% April 2028	Annual
FyO	Series I	oct-21	USD 12.3	10/22/2023	0.00%	At expiration	n/a
IRSA	Series I	nov-20	USD 3.1	03/1/2023	10.00% n.a.	At expiration	Quarterly
IRSA	Series VIII	nov-20	USD 31.7	11/12/2023	10.00% n.a.	33% in November 21, 33% in November 22, 34% in November 23	Quarterly
IRSA	Series IX	nov-20	USD 80.7	03/01/2023	10.00% n.a.	At expiration	Quarterly
IRSA	Series XI	mar-21	USD 15.81	03/01/2024	5.00% n.a.	At expiration	Biannual
IRSA	Series XII	mar-21	UVAs 53.78	03/31/2024	4.00% n.a.	At expiration	Biannual
IRSA	Series XIII	aug-21	USD 58.1	08/26/2024	3.90% n.a	Biannual	Quarterly

(1) Corresponds to an expansion of the series.

Payment of CRESUD’s Series XXV Non-convertible Notes

Due to the issuance of Series XXXII and XXXIV Non-convertible Notes, on July 12, 2021, the Company paid the total principal and interest of the Series XXV Non-convertible Notes.

Series XXXV Non-convertible Notes

On September 13, 2021, the company issued Negotiable Obligations in the local market for the total amount of USD 41.9. The main characteristics of the issue are detailed below:

• Series XXXV Negotiable Obligations denominated in dollars and payable in pesos at the applicable exchange rate for USD 41.9 at a fixed rate of 3.5%, with interest payable semi-annually. The amortization of the capital will be in three installments, counted from the date of issue: the first for 25% of the nominal value at 24 months, on September 13, 2023; the second for 25% of the face value at 30 months, on March 13, 2024 and the third for 50% of the face value on the maturity date, on September 13, 2024. The issue price was 100 % of face value.

Series XXIX Non-convertible Notes Redemption

On November 10, 2021, the Company has resolved to early redeem the Series XXIX Notes maturing on December 9, 2021. The proposed redemption took place on November 17, 2021, in accordance with the terms and conditions detailed in the Prospectus Supplement for Series XXIX Notes. The redemption price was 100% of the face value of the Series VII Notes, plus accrued and unpaid interest, as of the date set for redemption.

Series XXXVI Non-convertible Notes

On February 18, 2022, the company issued Negotiable Obligations in the local market for the total amount of USD 40.6. The main characteristics of the issue are detailed below:

• Series XXXVI Negotiable Obligations denominated in dollars and payable in pesos at the applicable exchange rate for USD 40.6 at a fixed rate of 2.0%, with interest payable semi-annually. The amortization of the capital will be in one installment, on the maturity date, February 18, 2025. The issue price was 100% of the nominal value.

The funds will be used mainly to refinance short-term liabilities.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Series XXXVII Non-convertible Notes

On June 15, 2022, we issued in the local market a total amount of USD 24.4 million through the following Notes:

Series XXXVII Notes: denominated and payable in U.S. Dollars for USD 24.4 million at a fixed rate of 5.5%, with semi-annual payments (except for the last installment, which will be for three months after the previous interest period). The principal payment will be in one installment, on March 15, 2025. The price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities and/or working capital.

Issuance of IRSA Non-convertible Notes

On August 26, 2021, the Company issued USD 58.1 Non-convertible Notes in the local market. The main characteristics of the issue are detailed below:

• Series XIII: denominated in USD and payable in ARS at the applicable exchange rate for USD 58.1 at a fixed rate of 3.9%, with semiannual payments plus. The principal will be paid in three installments, counted from the date of issue: the first one - equal to 25% of the par value of the notes - payable on the date that is 12 (twelve) months after the Issue, on August 26, 2023; the second one - equal to 25% of the par value of the notes - payable on the date that is 30 (thirty) months after the Issue, on February 26, 2024 and the third one - equal to 50% of the par value of the notes - payable on the relevant due date, i.e. August 26, 2024. Price of issuance was 100.0% of the nominal value.

The funds have been used mainly to refinance short-term liabilities.

IRSA´s Series VII Non-convertible Notes Redemption

IRSA resolved to early redeem the Series VII Notes maturing last January 21, 2022.

The redemption took place on November 25, 2021, in accordance with the terms and conditions detailed in the Prospectus Supplement for Series VII Notes.

The redemption price was 100% of the face value of the Series VII Notes, plus accrued and unpaid interest, as of the date set for redemption.

Series I (issued by FyO)

On October 22, 2021, FYO issued its first bond in the local market for an amount of USD 12.3 million. The note is dollar denominated and payable in pesos at the applicable exchange rate, with an annual fixed rate of 0.0%, and maturity on October 22, 2023. The issue price was 100.0% of the nominal value.

The funds from this placement will be used to finance the company's working capital and continue investing in the digital transformation project through which FyO is moving.

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Tax modifications

Due to the enactment of Law 27,630 published in the Official Gazette on June 16, 2021 and effective for the years beginning on January 1, 2021, the current rates for corporate income tax are modified according to the following scale:

Accumulated net taxable profit		Will pay	More %	On the surplus of
More of	To
-	5,000,000	-	25%	-
5,000,000	50,000,000	1,250,000	30%	5,000,000
50,000,000	Onwards	14,750,000	35%	50,000,000

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

The Argentine Tax Authority established through the resolution 5248/2022 an extraordinary payment on account of the income tax payable in 3 monthly installments, for companies that meet any of the following requirements:

(i) The amount of the tax determined from the affidavit corresponding to the fiscal period 2021 (closing between August and December 2021) or 2022 (closing between January and July 2022), as applicable, is equal to or greater than ARS 100 million.

(ii) The amount of the tax result that arises from the affidavit, without applying the deduction of tax losses from previous years, is equal to or greater than ARS 300 million.

The payment on account will be 25% of the base for calculating the advance if point 1 is met, or 15% of the tax result without taking into account losses from previous years if point 2 is met.

The aforementioned payment on account may not be canceled through the compensation mechanism and, furthermore, should not be taken into account when a request for reduction of advances is made.

The expiration of the first installment is in October 2022 for those of the fiscal period 2021 and April 2023 for those of the fiscal period 2022.

The companies that would be paying the extraordinary payment on account are: CRESUD S.A.C.I.F y A, IRSA Inversiones y Representaciones S.A, Futuros y Options. Com S.A; Amauta Agro S.A, FYO Acopio S.A, Panamerican Mall S.A, Fibesa S.A, Arcos del Gourmet S.A; all maturing after April 2023.

Submission of income tax presentation - IRSA

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which according to what is detailed in the Note. 4.1 has been absorbed by IRSA, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2021 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the limit of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (ordered text in 2019).

The non-application of the aforementioned mechanisms would have implied that the tax to be paid amounted to ARS 1,377, in this way the effective rate to be paid would have consumed a substantial portion of the income obtained by the taxpayer exceeding the reasonable limit of taxation, being configured in the opinion of the taxpayer and his tax and legal advisors an assumption of confiscation, an assumption that at the date of issuance of these financial statements has not been validated or challenged by the Argentine Tax Authority or by higher courts. Together with the aforementioned income tax presentation, a multinote form was presented in which the application of the mechanisms was reported, arguing that the effective tax rate would represent a percentage that would exceed the reasonable limits of taxation, setting up a situation of confiscation, in violation of art. 17 of the National Constitution (according to doctrine of the judgment "Candy S.A. c/AFIP and another a/ protection action", judgment of 07/03/2009, Judgments 332:1571, and subsequent precedents).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

The aforementioned legal doctrine of the national supreme court is fully applicable to the particular case of IRSA, since the application of the regulations that do not allow the application of the integral and systematic inflation adjustment would prevent, as happened in the "Candy case", recognizing the totality of the inflationary effect in its tax balance causing the company to pay taxes on fictitious income.

Notwithstanding what is detailed in the previous paragraph, and given the existing background, the taxpayer timely determined and accounted for the income tax for the fiscal year ended June 30, 2021 without considering the aforementioned adjustment mechanisms, considering that , in the opinion of their tax advisors, the Argentine Tax Authority could challenge the presentation and said challenge could be validated by higher courts because there is no uniform jurisprudence to date that irrefutably validates the taxpayer's position. In this sense, after the merger process detailed in Note 4.1, the IRSA´s Board of Directors has reassessed, together with its tax advisors, the characteristics of the presentation, the existing background and the analysis that the taxpayer made in a timely manner, having concluded in the same sense and therefore it has decided to keep the liability accounted for, which at the closing date of these financial statements with the computation of accrued interest amounts to ARS 1,743, and is disclosed in the item Income tax liabilities in the Consolidated Statements of Financial Position. As of the date of issuance of these financial statements, the Company has not received any challenge or formal rejection by the Tax Authority.

The details of the provision for the Group’s income tax, is as follows:

	06.30.2022	06.30.2021	06.30.2020
Current income tax	(18,362)	(3,160)	(1,830)
Deferred income tax	16,385	(42,657)	(17,431)
MPIT	-	-	(332)
Income tax	(1,977)	(45,817)	(19,593)

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Brazil	25% - 34%
Uruguay	0% - 25%
Bolivia	25%
U.S.	0% - 40%
Bermudas	0%
Israel	23% - 24%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2022, 2021 and 2020:

	06.30.2022	06.30.2021	06.30.2020
Tax calculated at the tax rates applicable to profit in the respective countries	(19,055)	(7,460)	(24,060)
Permanent differences:
Tax inflation adjustment	(16,495)	(20,253)	(10,062)
Share of (profit)/ loss t of associates and joint ventures	(242)	(2,124)	2,458
Result from sale of participation in subsidiaries	(328)	185	-
Unrecognized tax loss carry-forwards	-	(8,468)	(6,981)
Expiration of tax loss carry-forwards	-	-	(2)
Recognition of deferred taxes	-	2,232	-
Fiscal transparency	(1,269)	579	-
Recovery of unrecognized tax loss carry-forwards	9,565	-	-
Change of tax rate	-	(23,463)	7,100
Non-taxable profit	(385)	(156)	2,538
Non-deductible expenses	184	(89)	-
Others	418	(89)	-
Inflation adjustment permanent difference	25,630	13,289	9,416
Income tax from continuing operations	(1,977)	(45,817)	(19,593)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Deferred tax assets and liabilities of the Group as of June 30, 2022 and 2021 will be recovered as follows:

	06.30.2022	06.30.2021
Deferred income tax assets to be recovered after more than 12 months	2,331	3,030
Deferred income tax assets to be recovered within 12 months	3,067	6,778
Deferred income tax assets	5,398	9,808
Deferred income tax liabilities to be recovered after more than 12 months	(109,268)	(132,442)
Deferred income tax liabilities to be recovered within 12 months	(12,313)	(11,403)
Deferred income tax liabilities	(121,581)	(143,845)
Total deferred income tax liabilities, net	(116,183)	(134,037)

 The movement in the deferred income tax assets and liabilities during the years ended June 30, 2022 and 2021, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At the beginning	Business combinations and reclassification to other assets held for sale	Currency translation adjustment	Charged to the Statement of Income	Revaluation surplus	Deconsolidation	At the end
June 30, 2022
Assets
Trade and other payables	1,290	-	-	239	-	-	1,529
Tax loss carry-forwards	4,890	-	(1,117)	(2,271)	-	-	1,502
Others	3,628	-	(549)	(712)	-	-	2,367
Subtotal assets	9,808	-	(1,666)	(2,744)	-	-	5,398
Liabilities
Investment properties and property, plant and equipment	(107,423)	-	2,467	4,102	(374)	-	(101,228)
Biological assets	(4,380)	-	643	1,021	-	-	(2,716)
Trade and other receivables	(579)	-	-	3	-	-	(576)
Investments	(11)	-	-	(40)	-	-	(51)
Intangible assets	(123)	-	-	(557)	-	-	(680)
Tax inflation adjustment	(30,668)	-	-	15,957	-	-	(14,711)
Borrowings	1,768	-	-	(1,597)	-	-	171
Inventories	(1,481)	-	384	(183)	-	-	(1,280)
Others	(948)	-	15	423	-	-	(510)
Subtotal liabilities	(143,845)	-	3,509	19,129	(374)	-	(121,581)
Assets/ (Liabilities), net	(134,037)	-	1,843	16,385	(374)	-	(116,183)

	At the beginning	Business combinations and reclassification to other assets held for sale	Currency translation adjustment	Charged to the Statement of Income	Revaluation surplus	Deconsolidation	At the end
June 30, 2021
Assets
Trade and other payables	13,210	-	3,949	(92)	-	(15,777)	1,290
Tax loss carry-forwards	23,477	-	3,957	(7,722)	-	(14,822)	4,890
Others	4,532	62	845	1,664	-	(3,475)	3,628
Subtotal assets	41,219	62	8,751	(6,150)	-	(34,074)	9,808
Liabilities
Investment properties and property, plant and equipment	(133,427)	-	(3,591)	(16,520)	(618)	46,733	(107,423)
Biological assets	(1,558)	-	187	(3,009)	-	-	(4,380)
Trade and other receivables	(2,109)	-	-	1,530	-	-	(579)
Investments	(230)	-	(2)	221	-	-	(11)
Intangible assets	(5,895)	-	(1,933)	275	-	7,430	(123)
Tax inflation adjustment	(15,454)	-	-	(15,214)	-	-	(30,668)
Borrowings	(1,971)	-	(779)	1,540	-	2,978	1,768
Inventories	(1,591)	-	(85)	195	-	-	(1,481)
Others	1,458	-	-	(5,072)	-	2,666	(948)
Subtotal liabilities	(160,777)	-	(6,203)	(36,054)	(618)	59,807	(143,845)
Assets/ (Liabilities), net	(119,558)	62	2,548	(42,204)	(618)	25,733	(134,037)

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

As of June 30, 2022, the Group's recognized tax loss carry forward prescribed as follows:

Jurisdiction	06.30.2022	Date of generation	Due date
Argentina	9	2017	2021
Argentina	130	2018	2022
Argentina	261	2019	2024
Argentina	441	2020	2025
Argentina	331	2021	2026
Argentina	747	2022	2027
Brazil	3,036	2011-2020	Do not expire
Total cumulative tax loss carry-forwards	4,955

The Group assesses the realizability of deferred income tax assets, by considering whether it is probable that some portion or all of the deferred income tax assets will not be realized. In order to make this assessment, Management considers the scheduled reversal of deferred income tax liabilities, projected business and tax planning strategies.

On this basis, it is estimated that as of June 30, 2022, all deferred tax assets and tax credits will be realized.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of ARS 6,384 and ARS 13,324 as of June 30, 2022 and 2021, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

24. Leases

The Group as lessee

Operating leases

In the ordinary course of business, the Group enters into several operating lease agreements. Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. Rent expense for the years ended as of June 30, 2022, 2021 and 2020 amounted to ARS 1,124, ARS 397 and ARS 674, respectively and is included in the line item "Costs" in the Statement of Income and Other Comprehensive Income.

The Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense paid for the years ended as of June 30, 2022, 2021 and 2020 amounted to ARS 213, ARS 257 and ARS 254, respectively and is included in the line item "Costs" in the Statement of Income and Other Comprehensive Income.

The Group leases property or spaces for administrative or commercial use both in Argentina and in Israel, under operating leases. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 32). The amounts involved are not material for any of the periods filed.

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	06.30.2022	06.30.2021	06.30.2020
No later than 1 year	1,056	907	5,980
Later than 1 year and not later than 5 years	7,117	3,358	13,325
More than 5 years	-	1,671	5,903
	8,173	5,936	25,208

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Rental properties are considered to be investment property. Book value is included in Note 9. The future minimum proceeds generated from non-cancellable operating leases from Group’s Shopping malls, offices and other buildings are as follows:

	06.30.2022	06.30.2021	06.30.2020
No later than 1 year	2,966	6,781	2,983
Later than 1 year and not later than 5 years	7,738	13,565	54,342
More than 5 years	1,394	3,717	26,288
	12,098	24,063	83,613

Operating leases (Farmlands)

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased or based on a fixed amount in dollars per hectare leased.

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	06.30.2022	06.30.2021	06.30.2020
No later than 1 year	148	243	300
Later than 1 year and not later than 5 years	257	421	364
	405	664	664

Revenues from contingent rent for the fiscal years ended June 30, 2022, 2021 and 2020 were as follows:

	06.30.2022	06.30.2021	06.30.2020
Contingent rent	8.296	2.360	3.604

25. Revenues

	06.30.2022	06.30.2021	06.30.2020
Crops	37,153	26,172	28,912
Sugarcane	10,454	8,607	7,827
Cattle	3,721	4,664	3,266
Supplies	6,319	3,504	2,575
Consignment	2,030	1,597	1,468
Advertising and brokerage fees	2,307	2,232	1,812
Agricultural rental and other services	1,844	1,581	1,587
Income from sales and services from agricultural business	63,828	48,357	47,447
Trading properties and developments	505	1,679	1,796
Rental and services	27,219	18,002	28,021
Hotel operations, tourism services and others	4,298	1,509	4,980
Income from sales and services from urban properties and investment business	32,022	21,190	34,797
Total revenues	95,850	69,547	82,244

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

26. Costs

	06.30.2022	06.30.2021	06.30.2020
Other operative costs	51	57	62
Cost of property operations	51	57	62
Crops	34,527	26,800	24,105
Sugarcane	9,655	7,478	7,371
Cattle	3,119	3,886	3,995
Supplies	4,455	2,726	2,062
Consignment	3,415	1,956	1,609
Advertising and brokerage fees	1,670	1,425	1,145
Agricultural rental and other services	759	397	674
Cost of sales and services from agricultural business	57,600	44,668	40,961
Trading properties and developments	469	1,753	1,686
Rental and services	9,192	7,269	9,862
Hotel operations, tourism services and others	2,473	1,732	3,060
Cost of sales and services from sales and services from urban properties and investment business	12,134	10,754	14,608
Total costs	69,785	55,479	55,631

27. Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Production costs” ,(referred to the costs of biological assets during the fiscal year, see Note 14),“Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2022, 2021 and 2020.

	Production costs	Costs	General and administrative expenses	Selling expenses	06.30.2022
Leases, services charges and vacant property costs	12	322	120	11	465
Depreciation and amortization	3,552	760	454	21	4,787
Doubtful accounts	-	-	-	(7)	(7)
Advertising, publicity and other selling expenses	-	1,327	-	431	1,758
Taxes, rates and contributions	75	1,144	284	2,736	4,239
Maintenance and repairs	228	3,532	706	4	4,470
Fees and payments for services	79	5,389	1,030	609	7,107
Director's fees	-	-	1,822	-	1,822
Payroll and social security liabilities	1,323	6,019	4,218	395	11,955
Cost of sale of goods and services	-	7,429	-	-	7,429
Cost of sale of agricultural products and biological assets	-	43,255	-	-	43,255
Supplies and labors	23,488	280	-	300	24,068
Freights	167	3	1	2,278	2,449
Commissions and bank charges	-	11	182	1	194
Conditioning and clearance	-	-	-	296	296
Travel, library expenses and stationery	147	120	149	55	471
Interconnection and roaming expenses	-	99	2	-	101
Others	1,670	95	79	211	2,055
Total expenses by nature as of 06.30.2022	30,741	69,785	9,047	7,341	116,914

	Production costs	Costs	General and administrative expenses	Selling expenses	06.30.2021
Leases, services charges and vacant property costs	20	369	85	28	502
Depreciation and amortization	4,295	840	474	52	5,661
Doubtful accounts	-	-	-	362	362
Advertising, publicity and other selling expenses	-	587	-	113	700
Taxes, rates and contributions	100	884	275	2,555	3,814
Maintenance and repairs	267	2,789	685	7	3,748
Fees and payments for services	80	6,640	751	562	8,033
Director's fees	-	-	2,074	-	2,074
Payroll and social security liabilities	1,369	5,028	3,755	471	10,623
Cost of sale of goods and services	-	5,657	-	-	5,657
Cost of sale of agricultural products and biological assets	-	32,247	-	-	32,247
Supplies and labors	23,804	233	-	266	24,303
Freights	189	2	8	1,946	2,145
Commissions and bank charges	-	8	172	2	182
Conditioning and clearance	-	-	-	310	310
Travel, library expenses and stationery	118	62	98	34	312
Interconnection and roaming expenses	-	77	2	-	79
Others	1,555	56	94	92	1,797
Total expenses by nature as of 06.30.2021	31,797	55,479	8,473	6,800	102,549

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

	Production costs	Costs	General and administrative expenses	Selling expenses	06.30.2020
Leases, services charges and vacant property costs	21	405	80	52	558
Depreciation and amortization	3,380	994	438	21	4,833
Doubtful accounts	-	220	-	662	882
Advertising, publicity and other selling expenses	-	1,269	-	208	1,477
Taxes, rates and contributions	112	1,154	285	2,611	4,162
Maintenance and repairs	216	4,291	817	11	5,335
Fees and payments for services	80	5,971	1,268	202	7,521
Director's fees	-	-	1,500	-	1,500
Payroll and social security liabilities	1,382	5,698	3,572	584	11,236
Cost of sale of goods and services	-	2,401	-	-	2,401
Cost of sale of agricultural products and biological assets	-	30,170	-	-	30,170
Supplies and labors	20,652	2,381	-	25	23,058
Freights	193	130	-	2,843	3,166
Bank commissions and expenses	-	15	220	-	235
Conditioning and clearance	-	-	-	441	441
Travel, library expenses and stationery	120	116	159	59	454
Interconnection and roaming expenses	-	259	-	-	259
Others	1,997	157	101	234	2,489
Total expenses by nature as of 06.30.2020	28,153	55,631	8,440	7,953	100,177

28. Other operating results, net

	06.30.2022	06.30.2021	06.30.2020
Result from commodity derivative financial instruments	(2,358)	(7,463)	1,081
Result from disposal of subsidiaries and associates	-	141	(15)
Result from sale of property, plant and equipment	8	16	(2)
Donations	(159)	(300)	(251)
Lawsuits and other contingencies	(331)	(549)	(294)
Interest and allowances generated by operating assets	1,429	5,059	3,183
Administration fees	39	18	43
Others	607	(664)	355
Total other operating results, net	(765)	(3,742)	4,100

29. Financial results, net

	06.30.2022	06.30.2021	06.30.2020
Financial income
Interest income	1,286	1,075	721
Dividends income	2	2	33
Other financial income	19	-	-
Total financial income	1,307	1,077	754
Financial costs
Interest expense	(14,067)	(23,297)	(23,786)
Other financial costs	(1,508)	(2,102)	(1,609)
Total financial costs	(15,575)	(25,399)	(25,395)
Capitalized finance costs	-	769	275
Total finance costs	(15,575)	(24,630)	(25,120)
Other financial results:
Foreign exchange, net	29,449	17,192	(24,906)
Fair value gain on financial assets and liabilities at fair value through profit or loss	5,906	16,543	2,347
Gain/ (loss) from repurchase of Non-convertible notes	1,456	(41)	226
Loss from derivative financial instruments (except commodities)	(1,440)	(782)	(3,429)
Others	440	(120)	-
Total other financial results	35,811	32,792	(25,762)
Inflation adjustment	400	938	(269)
Total financial results, net	21,943	10,177	(50,397)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

30. Earnings per share

(a) Basic

Basic earnings per share amounts are calculated in accordance with IAS 33, by dividing the profit attributable to equity holders of the Group by the weighted average number of common shares outstanding during the year, excluding common shares purchased by the Group and held as treasury shares.

	06.30.2022	06.30.2021	06.30.2020
Profit/ (loss) for the year from continuing operations attributable to equity holders of the parent	37,088	(12,592)	17,106
(Loss)/ profit for the year from discontinued operations attributable to equity holders of the parent	-	(8,019)	(7,428)
Profit/ (loss) for the year attributable to equity holders of the parent	37,088	(20,611)	9,678
Weighted average number of common shares outstanding	590	527	499
Basic earnings per share	62.86	(39.11)	19.38

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential shares. The Group holds treasury shares and, as of fiscal year 2021, warrants associated with incentive plans with potentially dilutive effect.

	06.30.2022	06.30.2020
Profit for the year from continuing operations attributable to equity holders of the parent	37,088	17,106
Profit for the year from discontinued operations attributable to equity holders of the parent	-	(7,428)
Profit for the year per share attributable to equity holders of the parent	37,088	9,678
Weighted average number of common shares outstanding	695	515
Diluted earnings per share	53.36	18.80

Given that the result for the year ended June 30, 2021 showed losses, there is no diluted effect of said result.

31. Employee benefits and share-based payments

Incentive Plan

The Group has an equity incentive plan, created in September 30, 2011, which aims at certain selected employees, directors and top management of the Company and IRSA (the “Participants”). Participation in the plan was voluntary and employees were invited to participate by the Board.

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

During the fiscal years ended June 30, 2022, 2021 and 2020, the Group granted 0.30, 0.53 and 0.79 million shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows

	06.30.2022	06.30.2021	06.30.2020
At the beginning	4,162,917	4,483,656	4,966,463
Granted	(297,807)	(320,739)	(482,807)
At the end	3,865,110	4,162,917	4,483,656

The fair value determined at the time of granting the plan after obtaining all the corresponding authorizations was ARS 23.5 per share of IRSA and ARS 16.45 per share of Cresud. This fair value was estimated by taking into account the market price of the shares of the Company on said date.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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

In case of resignation or termination without fair cause, the manager will receive the Group’s contribution only if he or she has participated in the Plan for at least 5 years

Contributions made by the Group under the Plan amount to ARS 49 and ARS 72 for the fiscal years ended June 30, 2022 and 2021, respectively.

Employee long-term incentive - Brasilagro

On October 2, 2017, the General Shareholders' Meeting approved the creation of the Long-Term Share-Based Incentive Plan ("ILPA Plan"), a compensation program in which participants are entitled to receive a number of issued shares by the company if the objectives defined in the agreement are achieved. The ILPA Plan was divided into 3 programs and requires beneficiaries to remain with the Company for a specified period (consolidation period), in addition to having cumulative key performance indicators ("KPls") that can define, increase or decrease the number of actions, classifying the result according to the 3 categories that make up the plan. The first compensation program ("ILPA 1") was approved by the Board of Directors on June 18, 2018 and ended during the year June 30, 2020. The accumulated expenses of the plan reached ARS 116 with compensation and ARS 81 in charges.

On May 6, 2021, the Board of Directors approved the terms of the second share-based compensation program ("ILPA 2"), giving continuity to the ILPA Plan, establishing the characteristics and general rules of the new plan, such as a maximum number of shares and the list of eligible employees, appointed by a designated committee and approved by the Board. The structure of the 2nd program is maintained in accordance with the basic guidelines of the ILPA Plan, which basically include the permanence of employees during the accrual period and the achievement of key performance indicators ("KPIs") accumulated between 1 July 2020 and June 30, 2023 (consolidation period).

The ILPA Plan falls within the scope of CPC 10 - Share-based Payment, as the Company receives services from participants and, in return, agrees to deliver its own shares if the conditions are met. The standard determines that benefits payable in shares must be measured at fair value on the benefit grant date, defined as June 30, 2022, and will not be remeasured (except in the case of a remeasurement event such as a change in plan terms), and the expense is recognized during the consolidation period. As of the date of these financial statements, ILPA 2 expenses totaled ARS 131.

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

Such maximum amount is limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where total profits are distributed, except that such remunerations were expressly agreed by the Shareholders' Meeting, for which purpose the matter must be included as one of the items on the agenda.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The aggregate compensation to the Senior Management of the Operations Center in Argentina for the year ended June 30, 2022 amounts to ARS 106.

Corporate Service Agreement with IRSA

Considering that Cresud and IRSA have operating overlapping areas, the Board of Directors considered it convenient to implement alternatives that allow reducing certain fixed costs of its activity, in order to reduce its impact on operating results, taking advantage of and optimizing the individual efficiencies of each of the companies in the different areas that make up the operational administration.

For this purpose, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services (“Framework Agreement”) was signed, between IRSA, Cresud and IRSA CP, which was periodically modified, the last update being on June 28, 2019. On December 22, 2021, were held the shareholders' meeting approving the merger by absorption of IRSA and IRSA CP, for which IRSA, in its capacity as absorbing company, is the successor of all the rights and obligations assumed by IRSA CP by the Framework Agreement. The last modification to the Framework Agreement was made on July 12, 2022.

Under this Framework Agreement, corporate services are currently provided for different areas including: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance and others.

Under this agreement, the companies entrusted to an external consultant the semiannual review and evaluation of the criteria used in the process of liquidating corporate services, as well as the distribution bases and supporting documentation used in the aforementioned process, through the preparation of a semi-annual report.

It should be noted that the operation under comment allows Cresud and IRSA to maintain absolute independence and confidentiality in their strategic and commercial decisions, being the allocation of costs and benefits made on the basis of operational efficiency and equity, without pursuing individual economic benefits for each of the companies.

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

In addition, Tarshop, BACS, BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by IRSA in different buildings.

Furthermore, we also let various spaces in our Shopping malls (stores, stands, storage space or advertising space) to third parties and related parties such us Tarshop S.A. and BHSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Lease agreements entered into with associates included similar provisions and amounts to those included in agreements with third parties.

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the employees. The main members of Fundación IRSA's Board of Directors are Eduardo S. Elsztain (President), Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by us and IRSA. Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA.

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

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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

As regards the Consulting Agreement, in consideration for its services we pay CAMSA an annual fee equal to 10% of our annual net income after tax. During fiscal year 2021, no charge was recognized. During the years ended as of June 30, 2022 and 2020, ARS 4,169 and ARS 518 were recognized in results for this concept, respectively.

The Consulting Agreement can be revoked by any of the parties upon prior written notice that should not exceed 60 days. If we revoke the Consulting Agreement without cause, we will be liable to pay CAMSA twice the average fee amounts paid for management services during the two fiscal years preceding such revocation.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary presentation of the balances with related parties as of June 30, 2022 and 2021:

Item	06.30.2022	06.30.2021
Trade and other receivables	4,167	4,633
Investments in financial assets	234	809
Trade and other payables	3,785	(330)
Borrowings	(61)	(62)
Total	8,125	5,050

Related party	06.30.2022	06.30.2021	Description of transaction	Heading
Condor	-	902	Public companies' securities	Investments in financial assets
	-	469	Loans granted	Trade and other receivables
	-	79	Others	Investments in financial assets
	-	8	Other receivables	Trade and other receivables
New Lipstick LLC	30	38	Reimbursement of expenses	Trade and other receivables
Other associates and joint ventures (i)	7	10	Leases and/or rights of use receivable	Trade and other receivables
	-	(21)	Leases and/or rights of use to pay	Trade and other payables
	204	335	Dividends receivables	Trade and other receivables
	-	(3)	Contributions pending integration	Trade and other payables
	273	-	Other investments	Investments in financial assets
	(63)	(172)	Non-convertible notes	Investments in financial assets
	-	(120)	Other liabilities	Trade and other payables
	1	2	Equity incentive plan receivable	Trade and other receivables
	246	131	Loans granted	Trade and other receivables
	(61)	(59)	Borrowings	Borrowings
	1	3	Reimbursement of expenses	Trade and other receivables
	19	10	Management fees receivable	Trade and other receivables
	(88)	-	Other payables	Trade and other payables
	707	39	Other receivables	Trade and other receivables
	-	(10)	Lease liabilities	Trade and other payables
Total associates and joint ventures	1,276	1,641
CAMSA and its subsidiaries	3,973	-	Management fee payables	Trade and other payables
Yad Levim LTD	2,209	2,638	Loans granted	Trade and other receivables
Turismo Investment S.A.	-	612	Other receivables	Trade and other receivables
Other related parties (ii)	436	278	Other receivables	Trade and other receivables
	(10)	-	Other payables	Trade and other payables
	24	-	Non-convertible notes	Investments in financial assets
	-	(3)	Borrowings	Borrowings
	-	10	Loans granted	Trade and other receivables
	(12)	(2)	Management fee payables	Trade and other payables
	25	31	Reimbursement of expenses	Trade and other receivables
	(13)	(2)	Legal services	Trade and other payables
Total other related parties	6,632	3,562
IFISA	269	-	Loans granted	Trade and other receivables
Total direct parent company	269	-
Directors and Senior Management	(65)	(172)	Fees	Trade and other payables
	13	19	Advances receivable	Trade and other receivables
Total Directors and Senior Management	(52)	(153)
Total	8,125	5,050

(i)

Includes Agrofy Global, Lipstick Management LLC, Mehadrin, Banco Hipotecario S.A., Tarshop S.A., Banco de Crédito y Securitización S.A.,Puerto Retiro S.A., Austral Gold Ltd., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Quality Invest S.A

(ii)	Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Lartiyrigoyen and SAMSA..

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the years ended June 30, 2022, 2021 and 2020:

Related party	06.30.2022	06.30.2021	06.30.2020	Description of transaction
BACS	-	128	126	Leases and/or rights of use
	58	-	(13)	Financial operations
Other associates and joint ventures	35	(3)	23	Leases and/or rights of use
	31	-	(323)	Corporate services
	379	153	92	Financial operations
Total associates and joint ventures	503	278	(95)
CAMSA and its subsidiaries	(4,169)	-	(518)	Management fee
Other related parties (i)	(9)	(11)	(10)	Leases and/or rights of use
	-	-	(57)	Fees and remunerations
	57	-	-	Corporate services
	-	(11)	(10)	Legal services
	-	(26)	-	Donations
Total other related parties	(4,121)	(48)	(595)
IFISA	(6)	13	13	Financial operations
Total Parent Company	(6)	13	13
Directors	(1,316)	(72)	(74)	Compensation of Directors and senior management
	(66)	(1,540)	(1,000)	Fees
Senior Management	(106)	(39)	(43)	Compensation of Directors and senior management
Total Directors and Senior Management	(1,488)	(1,651)	(1,117)
Total	(5,112)	(1,408)	(1,794)

(i) Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., BHN Vida S.A. and BHSA.

The following is a summary of the transactions with related parties for the years ended June 30, 2022 and 2021:

Related party	06.30.2022	06.30.2021	Description of transaction
Quality	(41)	(49)	Irrevocable contributions
Condor	(865)	-	Irrevocable contributions
Agrofy	(447)	-	Irrevocable contributions
Comparaencasa	(129)	-	Irrevocable contributions
Others	(52)	(20)	Irrevocable contributions
Total contributions	(1,534)	(69)
Condor	3,586	-	Dividends received
Uranga Trading S.A.	19	26	Dividends received
Agro-Uranga S.A.	70	123	Dividends received
Total dividends received	3,675	149

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

33. Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	06.30.2022	06.30.2021	06.30.2020
Inventories at the beginning of the year	23,507	2,883	26,390	45,323	42,697
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	14,946	-	14,946	15,022	5,020
Changes in the net realizable value of agricultural products after harvest	(1,998)	-	(1,998)	(967)	1,619
Lease Pastagem	128	-	128	59	-
Capitalized finance costs	-	-	-	-	30
Currency translation adjustment	(3,977)	(146)	(4,123)	(11,179)	18,340
Transfers	-	-	-	(318)	(633)
Harvest	26,940	-	26,940	27,967	26,204
Acquisitions and classifications	17,055	12,631	29,686	18,159	162,262
Consumptions	(5,868)	-	(5,868)	(4,775)	(6,428)
Disposals due to sales	-	-	-	-	(48)
Deconsolidation	-	-	-	(7,727)	(156,877)
Incorporation by business combination	-	-	-	-	651
Expenses incurred	6,865	-	6,865	7,443	8,055
Inventories at the end of the year	(19,998)	(3,234)	(23,232)	(26,390)	(45,323)
Cost as of 06.30.2022	57,600	12,134	69,734	-	-
Cost as of 06.30.2021	51,863	10,754	-	62,617	-
Cost as of 06.30.2020	40,961	14,608	-	-	55,569

(i)	Includes biological assets (see Note 14.)
(ii)	Includes trade properties (see Note 11)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

34. Foreign currency assets and liabilities

 Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	06.30.2022	06.30.2021
Assets
Trade and other receivables
US Dollar	80.17	125.03	10,024	15,121
Euros	0.08	130.88	11	39
Trade and other receivables related parties
US Dollar	18.24	125.23	2,284	10
Total Trade and other receivables			12,319	15,170
Investment in financial assets
US Dollar	16.16	125.03	2,020	1,492
Brazilian Reais	3.81	21.80	83	-
New Israel Shekel	15.98	35.93	574	1,000
Pounds	0.75	130.95	98	164
Total Investment in financial assets			2,775	2,656
Derivative financial instruments
US Dollar	3.09	125.03	386	687
Total Derivative financial instruments			386	687
Cash and cash equivalents
US Dollar	133.35	125.03	16,673	10,249
Euros	0.02	130.88	2	2
Brazilian Reais	61.06	21.80	1,331	-
Uruguayan pesos	0.31	3.21	1	-
Total Cash and cash equivalents			18,007	10,251
Total Assets			33,487	28,764

Liabilities
Trade and other payables
US Dollar	39.22	125.23	4,912	9,021
Euros	0.02	131.40	2	52
Uruguayan pesos	0.93	3.21	3	2
Uruguayan pesos	0.38	125.23	48	-
Total Trade and other payables			4,965	9,075
Borrowings
US Dollar	848.42	125.23	106,248	142,706
Borrowings with related parties
US Dollar	7.11	125.23	890	118
Total Borrowings			107,138	142,824
Derivative financial instruments
US Dollar	3.06	125.23	383	166
Total Derivative financial instruments			383	166
Total Liabilities			112,486	152,065

(1)	Exchange rate as of June 30, 2022 of each year according to Banco Nación Argentina records.
(2)	Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3)	The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 16).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

35. Results from discontinued operations

The results of discontinued operations include the operations of IDBD / DIC and Carnes Pampeanas S.A. which were deconsolidated in the prior year (see Note 4 on the Fiannacial Statement as of June 30, 2021) and the results of the comparative fiscal years have been reclassified.

	06.30.2022	06.30.2021	06.30.2020
Revenues	-	70,042	270,404
Costs	-	(57,548)	(195,401)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	-	-	193
Gross profit	-	12,494	75,196
Net loss from fair value adjustment of investment properties	-	(46)	(7,363)
General and administrative expenses	-	(7,328)	(24,724)
Selling expenses	-	(7,748)	(34,718)
Impairment of associate	-	-	(6,084)
Other operating results, net	-	2,365	46,207
(Loss)/ profit from operations	-	(263)	48,514
Share of profit of joint ventures and associates	-	1,179	3,568
Profit from operations before financing and taxation	-	916	52,082
Financial income	-	874	3,319
Finance costs	-	(11,344)	(42,378)
Other financial results	-	741	(19,935)
Inflation adjustment	-	146	458
Financial results, net	-	(9,583)	(58,536)
Loss before income tax	-	(8,667)	(6,454)
Income tax	-	517	(377)
Loss for the year from discontinued operations	-	(8,150)	(6,831)
Result for loss of control (i)	-	(5,390)	-
Loss for the year from discontinued operations	-	(13,540)	(6,831)

(Loss)/ profit for the year from discontinued operations attributable to:
Equity holders of the parent	-	(8,019)	(7,428)
Non-controlling interest	-	(5,521)	597
(Loss)/ profit per share from discontinued operations attributable to equity holders of the parent:
Basic	-	(15.22)	(14.87)
Diluted	-	(15.22)	(14.43)

(i)	Includes the gain for the sale of Carnes Pampeanas S.A.

36. CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution.

Exhibit A - Property, plant and equipment	Note 9 - Investment properties
Note 10 - Property, plant and equipment
Exhibit B - Intangible assets	Note 12 - Intangible assets
Exhibit C – inversions in actions	Note 8 - Participation in associates and joint ventures
Exhibit D - Other investments	Note 16 - Financial instruments by category
Exhibit E – Provisions	Note 21 – Provisions
Exhibit F - Cost of sales and services provided	Note 33 – Cost of godos sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

37. CNV General Ruling N° 629/14 – Storage of documentation

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

On February 5, 2014, an incident of public knowledge occurred in the warehouses of Iron Mountain S.A., which is the Group's supplier and where the Group had sent documentation. According to the internal survey carried out by the Group, duly informed to the CNV on February 12, 2014, it does not appear that the information deposited in the premises in question is sensitive information or that it could affect its normal performance.

38. Relevant events of the year

Exercise of warrants

Between September 17 and 25, 2021, certain warrant holders exercised their right to acquire additional shares. As of September 30, 2021, USD 9,480 was collected, for a converted common shares equivalent of 16,750.

During the month of October 2021, 57,620 additional warrants were exercised, for which USD 32,603 were collected.

Between November 17 and 25, 2021, certain warrant holders exercised their right to acquire additional shares. As of December 31, 2021, USD 92,718 was collected, for a converted common shares equivalent of 163,813.

Between February 17 and 25, 2022, certain warrant holders exercised their right to purchase additional shares. As of March 31, 2022, USD 36,835 had been raised, for an equivalent of 65,079 converted shares.

Between May 17 and 25, 2022, certain warrant holders exercised their right to purchase additional shares. As of June 30, 2022, USD 80,750 had been raised, for an equivalent of 142,669 converted shares.

Amounts in USD are expressed in integers

Dividend payment by Futuros y Opciones.com S.A.

General Ordinary Shareholders’ Meeting held on September 30, 2021 approved the distribution of dividends for a total amount of USD 4 million, equivalent to ARS 395 million, which were paid in cash.

On January 31, 2022, the distribution of dividends was approved for a total of USD 4, equivalent to ARS 400, payable in securities and in cash.

Dividend payment by Brasilagro

At Brasilagro's Ordinary General Shareholders' Meeting held on October 27, 2021, Brasilagro's Shareholders´ approved a dividend for an amount of BRL 260.0, or BRL 2.621181215 per share. Such dividends were paid on November 10, 2021.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Holding of Ordinary General Shareholders' Meeting

On October 21, 2021, the Ordinary General Shareholders' Meeting was held where it was resolved:

Completely cancel the special reserve RG CNV 609/12 for the sum of ARS 2,233, an amount that adjusted for inflation amounts to the sum of ARS 2,441, for the absorption of the loss for the year as of June 30, 2021 and is allocated the remainder of accumulated negative results for the sum of ARS 5,992, adjusted to the sum of ARS 6,548 to the retained earning.

8 de Julio Farm

On November 2021, Cresud entered into a lease agreement with options for real right of surface and purchase of 8 de Julio Farm and El Carmen Farm. The lessee is Southern Cone Energy S.A., and the purpose of the lease is to install wind turbines for energy production and a water hydrolysis plant for the production of hydrogen and derivatives.

The price of the contract was established as follows: 1st stage (3 years with an additional extension of 1 year): USD 70,000 per year. 2nd stage (3 years with an additional 1 year extension): USD 100,000 per year. 3rd stage: (3 years with an additional extension of 1 year): USD 120,000 per year / Real Surface Right: 4th stage (4 years): USD 250,000 per year. 5th stage (until the completion of the Real Surface Right): USD 1 million per year. From the 2nd year of this stage, the amount resulting from applying the current annual interest rate on the payment date to USD 1 million.

The maximum term of the real right of surface is 70 years.

Distribution of dividends by FyO Acopio S.A.

On January 31, 2022, the distribution of dividends was approved for a total of USD 2, were paid on June 2022.

Distributions of dividends – Brasilagro

In the General Ordinary Shareholders Meeting of Brasilagro held on April 4, 2022, was approved the payment of dividends in the amount of BRL 200.

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

The main indicators of the Argentine economy are described below:

•

In June 2022, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 6.4% compared to the same month of 2021, and 1.1% compared to the previous month.

•

The annual retail inflation reached 63.98% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in July 2022, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 90.2% i.a. for December 2022 and 76.6% for December 2023. Analysts participating in the REM forecast a rebound in economic activity in 2022, reaching an economic growth of 3.4%.

•

In the period from June 2021 to June 2022, the Argentine peso depreciated 30.8% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of June 30, 2022, there is an exchange gap of approximately 99.3% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group’s ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

On March 3, 2022, the Central Bank of the Argentine Republic (“BCRA”) published the Communication “A” 7466 which establishes that those who register financial debts with capital maturities in foreign currency scheduled between June and December 2022, must submit a refinancing plan to the BCRA based on the following criteria: (a) that the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the principal amount due in the indicated period above, and (b) that the rest of the capital is, at least, refinanced with a new external debt with an average life of 2 years, provided that the new debt is settled in the exchange market.

After the end of the fiscal year, on July 21, 2022, the BCRA published the Communication “A” 7552 through which it includes within the limit of USD 100,000 in available liquid foreign assets that entities may have to access the Foreign Exchange Market, the holding of Argentine deposit certificates representing foreign shares (“Cedears”). Likewise, the rule establishes that the holding of Cedears acquired until 07.21.2022 that exceed said combined limit of USD 100,000 may be held until 08.19.2022. After this period, the companies must get rid of the Cedears positions when they exceed the indicated limit.

COVID-19 Pandemic

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

March 3, 2020, the first case of COVID-19 was registered in the country and as of today, approximately 9,500,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of nonessential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the years 2020 and 2021.

Since the beginning of fiscal year 2022, and until the date of presentation of the financial statements, the Company’s shopping malls are fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. Regarding hotels, operating since December 2020, the sector is recovering thanks to domestic tourism and the government’s incentives to promote it after the prolonged restrictions on air flows that directly affected the influx of international tourism.

The effects of the coronavirus pandemic are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months. The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group’s businesses.

39. Subsequent events

Non convertible notes Series XXXVIII

As consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series XXIII Notes, in an aggregate principal amount of USD 113,158,632, maturing on February 16, 2023. On July 6, 2022, the expiration of the exchange offer was announced, USD 98,422,999 of Series XXIII Notes were validly tendered and accepted, representing 86.98% of acceptanceOn July 8, the exchange offer was settled, the Series XXXVIII Notes were issued, for an amount of USD 70.6 million, and Series XXIII Notes were partially canceled, consequently the outstanding amount is USD 14,735,633.

The exchange offer has two alternatives:

- Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XXXVIII Notes. For every USD 1 offered, the holder received USD 0.6913 plus the remaining amount to complete USD 1 for each USD 1 of Series XXIII Notes presented for the exchange, in Series XXXVIII Notes. Under Option A, 43.40% of the notes were accepted.

- Option B: For each USD 1 of Series XXIII Notes tendered and accepted the bondholder received in exchange USD 1,03 Series XXXVIII Notes. Under Option B, 56.60% of the notes were accepted.

In both options, the interest accrued as of settlement date was paid.

Series XXXVIII Notes will mature on March 3, 2026, and will accrue interest at a fixed rate of 8.00%, with interest payable semi-annually on January 3 and July 3 from 2023 to 2026, and at maturity. Amortization will be in one installment on March 3, 2026. The isse price was 100%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Exchange Series II Notes – BCRA “A” 7466 Resolution

On July 6, 2022, the Company concluded successfully the exchange offer of the Series II Notes with a nominal value of USD 360 million, originally issued by IRSA CP. USD 238,985,000 of the Existing Notes were validly tendered, which represents 66.38% of the USD 360,000,000 principal amount of Series II Notes.

-Option A: 60.83% of the notes were tendered under Option A. Per USD 1,000 tendered, the eligible holder will receive USD 493.18 in cash and USD 514.42 in Series XIV Notes.

-Option B: 39.17% of the notes were tendered under Option B. Per USD 1,000 tendered, the eligible holder will receive USD 1,030 of Series XIV Notes.

• Series XIV Notes:

- Amount issued: USD 171.2 million.

- Issuance and Settlement Date: July 8, 2022.

- Price of issuance: 100% face value.

- Principal maturity: Annual amortizations of 17.5% in years 2024-2027 and 30% in 2028.

- Interest rate: 8.75%.

- Interest payments: Semiannual starting on December 22, 2022.

- Law: New York

On the settlement date of the exchange, the partial cancellation of the Series II Notes was carried out, leaving an outstanding amount of USD 121 million.

Shares Buyback Program extension and completion - IRSA

As a subsequent event, on July 12, 2022, IRSA´s Board of Directors has resolved to extend the term of the shares repurchase plan that was determined by the Board of Directors on March 11, 2022, for an additional period of one hundred and twenty (120) days, maintaining the other terms and conditions that were duly informed.

On September 22, 2022, IRSA completed the share buyback program, having acquired the equivalent of 9,419,623 IRSA common shares, which represent approximately 99.51% of the approved program and 1.16% of the outstanding shares.

Shares Buyback Program - CRESUD

On July 22, 2022, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission. • Maximum amount of the investment: Up to ARS 1,000 million.

•	Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

•

Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

•	Payable Price: Up to ARS 140 per Share and up to USD 7.00 per ADS.

•	Period in which the acquisitions will take place: up to 120 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

•	Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

To make such a decision, the Board of Directors has taken into account the economic and market situation, as well as the discount that the current share price has in relation to the fair value of the assets, determined by independent appraisers, and has as its objective to contribute to the strengthening of the shares in the market and reduce the fluctuations in the listed value that does not reflect the value or the economic reality that the assets currently have, resulting in the detriment of the interests of the Company’s shareholders.

Serie II ( issuance by FyO)

On July 25, 2022, FyO issued the second series of non-convertible notes in the local market for an amount of USD 15 million with a term of 3 years. The debt securities are denominated in dollars and payable in pesos at the applicable exchange rate, with a fixed annual rate of 0.0% and maturing on July 25, 2025. The issue price was 100.0% of the value nominal.

The funds from this placement will be used mainly to finance the company's working capital in Argentina.

“Della Paolera 261” floor sale

As a subsequent event, on August 17, the Company has sold and transferred one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 square meters and 8 parking spaces located in the building. The transaction price was set at approximately USD 12.6 million (USD/square meters 10,600), which had already been paid.

Series XXXIX Notes

As a subsequent event, on August 23, 2022, Cresud issued the Series XXXIX Notes for a total amount of USD 5,122.5 million. The issuance price was 100%, they will accrue an annual interest rate of Private Badlar + 1.0%, payable quarterly, and will mature on February 23, 2024.

The funds will be used mainly to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

Panamby Farm

On September 15, 2022 BrasilAgro has acquired a farmland located in the municipality of Querệncia, state of Mato Grosso, Brazil. The property has an arable área of 5,400 hectares (10,800 hectares of total área), of which 80% are suitable for second crop. The acquisition value is BRL 285.6 million (equivalent to 302 soybean bags per arable hectare at the date of transaction), which will be paid in two installments, a down payment of BRL 140 million at the signing of the contract and a second installment of BRL 145.6 million that will be paid on August 21, 2023.

