Form 20-F
period 2023-06-30
CRESUD INC
filed 2023-10-20
CIK 1034957

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 593,389,883.

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

Large accelerated filer	☐	Non-accelerated filer	☐
Accelerated filer	☒	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If  securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by checkmark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant period pursuant to §240.10D-1(b). ☐

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

Please send copies of notices and communications from the

Securities and Exchange Commission to:

Carolina Zang	Juan M. Naveira
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537, 18th Floor C1005AAK City of Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017 United States of America

GLOSSARY

Glossary of certain terms used in this Annual Report

Unless the context indicates otherwise, the following terms have the meanings shown below:

•	“ADR”: American Depositary Receipt which represent the ADSs;
•	“ADS” or “ADSs”: American Depositary Shares each representing 10 shares of our common stock issued pursuant to the deposit agreement, dated as of March 18, 1997 (the “Deposit Agreement”), between us and the ADS Depositary;
•	“ADS Depositary”: The Bank of New York;
•	“AFIP”: Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos);
•	“Agrofy”: Agrofy S.A.U.;
•	“AMAUTA”: Amauta Agro S.A.;
•	“ANSES”: National Social Security Agency (Administración Nacional de la Seguridad Social);
•	“Annual Report”: this annual report;
•	“ARS, Pesos or Peso”: Argentine Pesos;
•	“Anti-Money Laundering Law”: Law No. 25,246, subsequently amended by, among others, Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734 and Decree No. 27/2018;
•	“Argentine Government”: Federal government of Argentina;
•	“Audited Consolidated Financial Statements”: audited Consolidated Financial Statements as of June 30, 2023 and 2022 and for the years ended June 30, 2023, 2022 and 2021, and the notes thereto;
•	“BACS”: Banco de Crédito y Securitización S.A.;
•	“Banco Hipotecario”: Banco Hipotecario S.A.;
•	“BASE”: Buenos Aires Stock Exchange;
•	“Board of Directors”: the board of directors of CRESUD;
•	“ByMA”: Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A.);
•	“CABA”: Autonomus City of Buenos Aires (Ciudad Autónoma de Buenos Aires);
•	“Caja de Valores”: depositary authorized to act in accordance with the Capital Markets Law (Caja de Valores S.A.);
•	“CCI”: Consumer Confidence Index;
•	“Central Bank”: The Argentine Central Bank (Banco Central de la República Argentina);
•	“CML”: Capital Markets Law No. 26,831, as amended by, among others, Law 27,440;
•	“CNDC”: National Competition Authority (Comisión Nacional de Defensa de la Competencia);
•	“CNV”: The Argentine National Securities Commission (Comisión Nacional de Valores);
•	“CNV Rules”: the rules issued by the CNV;
•	“CODM”: Chief Operating Decision Maker;
•	“Consumer Protection Law”: Argentine Law No. 24,240;
•	“Corporate Criminal Liability Law”: Corporate Criminal Liability Law No. 27,401;
•	“Covid-19”: the novel coronavirus, pneumonia originating in Wuhan, China;
•	“COPREC”: Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo);
•	“COSO Report”: the Committee of Sponsoring Organizations of the Treadway Commission;

i

•	“CPI”: Consumer Price Index;
•	“CPF”: Collective Promotion Fund;
•	“CRESUD” or Company”: Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria;
•	“CSJN”: Supreme Court (Corte Suprema de Justicia de la Nación);
•	“CVCU”: Consultores Venture Capital Uruguay S.A.;
•	“Dolphin B.V”: Dolphin Netherlands B.V.;
•	“Edenor”: Empresa Distribuidora y Comercializadora Norte S.A.;
•	“EMAE”: Monthly estimate of economic activity;
•	“EOH”: Hotel Vacancy Survey (Encuesta de Ocupación Hotelera);
•	“EU”: European Union;
•	“Exchange Act”: United States Securities Exchange Act of 1934, as amended;
•	“Executive Plan”: incentive plan for the Company’s executive officers;
•	“FCPA”: U.S. Foreign Corrupt Practices Act of 1977;
•	“FPC”: Building administration expenses and collective promotion funds (Fondo de Promoción Colectiva);
•	“FyO”: Futuros y Opciones.Com S.A.;
•	“GCBA”: Government of the Autonomous City of Buenos Aires (Gobierno de la Ciudad de Buenos Aires);
•	“GCDI”: GCDI S.A.;
•	“GDP”: Gross Domestic Product;
•	“GDRs”: Global Depositary Receipts, which represent the GDSs;
•	“GDSs”: Global Depositary Shares each representing 10 shares of IRSA’s common stock, issued pursuant to the deposit agreement, dated as of as of May 24, 1994, as amended and restated as of December 12, 1994, as amended and restated as of November 15, 2000, between IRSA and the GDS Depositary;
•	“GDS Depositary”: The Bank of New York;
•	“GLA”: Gross Leasable Area;
•	“IAS 29”: Financial Reporting in Hyperinflationary Economies;
•	“IASB”: International Accounting Standards Board;
•	“ICSID”: International Centre for Settlement of Investment;
•	“IFRS”: International Financial Reporting Standards;
•	“IGJ”: Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia);
•	“ILPA Plan”: Long-Term Share-Based Incentive Plan;
•	“IMF”: International Money Fund;
•	“Income Tax Law”: Law No. 20,628, as amended;
•	“INCRA”: Brazilian Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária);
•	“INDEC”: National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos);
•	“Investment Company Act”: Investment Company Act of 1940, as amended;
•	“IPC”: Consumer Price Index (Índice de Precios al Consumidor);
•	“IRS”: Internal Revenue Service;
•	“IRSA”: IRSA Inversiones y Representaciones S.A.;

ii

•	“IRSA CP”: IRSA Propiedades Comerciales S.A.;
•	“kg” or “kgs”: Argentina standard measure of weight, a kilogram is equal to approximately 2.2 pounds;
•	“KPIs”: key performance indicators;
•	“LGS”: Argentine General Corporation Law No. 19,550 (Ley General de Sociedades);
•	“MAE”: Mercado Abierto Electrónico S.A.;
•	“MERCOSUR”: Common Market of the South;
•	“MULC”: Foreign Exchange Market (Mercado Único y Libre de Cambios);
•	“m2, or “sqm”: Standard measure of area in the real estate market in Argentina is the square meters;
•	“NASDAQ”: National Market of the Nasdaq Stock Market;
•	“NIS”: Israel Currency;
•	“NYSE”: New York Stock Exchange;
•	“Official Gazette”: Official Gazette of Argentina (Boletín Oficial de la República Argentina);
•	“Paris Club 2014 Settlement Agreement”: settlement agreement reached among the Argentina and Paris Club members on May 29, 2014;
•	“PASO”: Mandatory and simultaneous open primary elections (Elecciones primarias abiertas simultáneas y obligatorias);
•	“PEN”: Argentine Executive Branch (Poder Ejecutivo Nacional);
•	“PFIC”: Passive Foreign Investment Company;
•	“PROCREAR”: Argentine Bicentennial Credit Program for Single Family Housing (“Programa de Crédito Argentino del Bicentenario para la Vivienda Única Familiar”);
•	“Real, Reais, Rs. or BRL”: Brazilian Real, the legal currency Brazil;
•	“Real Estate Registry”: Argentine Real Estate Property Registry (Registro de la Propiedad Inmueble);
•	“RWS”: Responsible Wool Standard;
•	“SAF Agreement”: Agreement executed between the IMF and Argentina on January 28, 2022.
•	“SEC”: United States Securities and Exchange Commission;
•	“Securities Act”: U.S. Securities Act of 1933, as amended;
•	“SENASA”: Servicio Nacional de Sanidad y Calidad Agroalimentaria;
•	“RTRS”: Round Table on Responsible Soy;
•	“TAP”: Tax on Personal Assets;
•	“tons” or “Tns”: Argentina standard measure of weight, a metric ton is equal to 1,000 kilograms;
•	“UIF”: Financial Information Unit (Unidad de Información Financiera);
•	“U.S.”: United States of America;
•	“USD and/or U.S. dollars”: U.S. currency;
•	“VAT”: Value Added Tax;
•	“WEO”: World Economic Outlook, prepared by IMF;
•	“YPF”: Yacimientos Petrolíferos Fiscales S.A.;
•	“2013 COSO Report”: Integrated Framework-Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission.
•	“2BSvs”: Biomass Biofuels Sustainability voluntary scheme.

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

We have based these forward-looking statements on our current beliefs, expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our forward-looking statements include, among others, the following:

•

changes in general economic, financial, business, political, legal, social or other conditions in Argentina (including as a result of the presidential, provincial and congressional elections which will take place in Argentina on October 22, 2023), Brazil (including as a result of the uncertainties related to the ability of the current government to continue promoting economic and financial reforms in the country), Latin America, and other developed and/or emerging markets;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina, Brazil and Latin America including volatility in domestic and international financial markets;

•	inflation and interest rates;

•	impact of the variants of Covid-19 and the spread of other infectious diseases on our business;

•	fluctuations in the exchanges rates of the Peso and Reais, and in the prevailing interest rates in Argentina;

•	increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•	current and future regulation and changes in law or in the interpretation by courts;

•	price fluctuations in the agricultural real estate market;

•	political, civil and armed conflicts;

•	risks related to climate change;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations in the aggregate principal amount of Argentine and Brazilian public debt outstanding and default on Argentina’s of sovereign debt;

iv

•	the impact of the agreement with the IMF and the restructuring of Argentina’s sovereign debt with the IMF and the Paris Club;

•	governmental intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation or other actions;

•	restrictions on transfer of foreign currencies and other exchange controls;

•	increased competition in the shopping mall sector, office or other commercial properties and related industries;

•	potential loss of significant tenants at our shopping malls, offices or other commercial properties;

•	our ability to take advantage of opportunities in the real estate market on a timely basis;

•	restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

•	our ability to meet our debt obligations;

•	shifts in consumer purchasing habits and trends;

•	technological changes and our potential inability to implement new technologies;

•	deterioration of regional, national or global businesses and economic conditions;

•	the integration of any acquisitions and the failure to realize expected synergies;

•	the implementation of a possible tax reform and/or an increase and/or creation of taxes;

•	changes in current regulations related to urban and commercial leases;

•	incidents of government corruption that adversely impact the development of our real estate projects;

•	fluctuations and declines in the exchange rate of the Argentine Peso, Reais and the U.S. dollar against other currencies;

•	fluctuation in market prices for our agriculture products could adversely affect our financial condition and result of operations;

•	pest infestations and diseases may have an adverse impact on our crop yields and cattle production;

•	our business is seasonal, and our revenues may fluctuate significantly depending on the growing cycle;

•	the creation of export taxes may have an adverse impact on our sales and results of operations; and

•	the risk factors discussed under “Risk Factors”.

Forward-looking statements refer only to the date of this Annual Report, and neither we undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise. Additional factors or events affecting our business may emerge from time to time, and we cannot predict all of these factors or events, nor can we assess the future.

v

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

vi

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

References to “ADSs” are to the American Depositary Shares, each representing 10 shares of our common stock, issued pursuant to the Deposit Agreement, between us, The Bank of New York, as depositary (the “ADS Depositary”), and the owners and holders of the ADRs issued from time to time thereunder, and references to “ADRs” are to the American Depositary Receipts, which represent the ADSs.

Financial Statements

We prepare and maintain our financial books and records in Pesos (as defined below in section “-Currency”) and in accordance with IFRS, as issued by the IASB and the CNV Rules. Our fiscal year begins on July 1 of each year and ends on June 30 of each year thereafter.

Our audited Consolidated Financial Statements as of June 30, 2023 and 2022 and for the years ended June 30, 2023, 2022 and 2021, and the notes thereto (our “Audited Consolidated Financial Statements”) are set forth on pages F-1 through F-109 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on October 19, 2023 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Functional and Presentation Currency; Adjustment for Inflation

Our functional and presentation currency is the Argentine Peso, and our Audited Consolidated Financial Statements included in this Annual Report are presented in Argentine Pesos.

IAS 29 requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the financial statements, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information of the financial statements.

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

Currency

Unless otherwise specified or the context otherwise requires, references in this Annual Report to “Peso,” “Pesos” or “ARS” are to Argentine pesos, references to “U.S. dollars,” “dollars” or “USD” are to United States dollars and references to “Real,” “Reais,” “Rs.” or “BRL” are to Brazilian Real, the legal currency Brazil.

vii

We have translated some of the Peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise required, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 256.70 per USD 1.00 as of June 30, 2023. The average seller exchange rate for fiscal year 2023, quoted by Banco de la Nación Argentina was ARS 179.84. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 350.10 per USD 1.00 as of October 18, 2023. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information-A1. Local Exchange Market and Exchange Rates” and “Risk Factors-Risks relating to Argentina-Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of our operations.”

Certain Measurements

In Argentina, the standard measure of area in the real estate market is the square meters (“m2”, or “sqm”), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this Annual Report (e.g., gross leasable area of buildings (GLA)), and size of undeveloped land) are expressed in terms of sqm. One sqm is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 sqm and to approximately 2.47 acres.

In Argentina the standard measure of weight are the tons (“tons” or “Tns”) and kilograms (“kg” or “kgs”), while in the United States and certain other jurisdictions the standard measure of weight are the pound or the bushel. A metric ton is equal to 1,000 kilograms. A kilogram is equal to approximately 2.2 pounds. A metric ton of wheat is equal to approximately 36.74 bushels. A metric ton of corn is equal to approximately 39.37 bushels. A metric ton of soybean is equal to approximately 36.74 bushels. One kilogram of live weight cattle is equal to approximately 0.5 to 0.6 kilogram of carcass (meat and bones).

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

Item 3. Key Information

A. Reserved

A.1. Local Exchange Market and Exchange Rates

The Argentine Government has established a series of exchange control measures that restrict the free flow of currency and the transfer of funds abroad. These measures significantly curtail access to the MULC by both individuals and private sector entities. This makes it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable outside Argentina. For more information about exchange controls see, “Item 10. Additional Information-D. Exchange Controls”.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum (1) (2)	Minimum (1) (3)	Average (1) (4)	At closing (1)
Fiscal year ended:
June 30, 2021	95.62	70.42	83.81	95.62
June 30, 2022	125.13	95.66	105.27	125.13
June 30, 2023	256.50	125.35	179.71	256.50
Month ended:
July 31, 2023	275.05	257.70	266.23	275.05
August 31, 2023	349.60	275.95	321.75	349.50
September 30, 2023	349.60	349.45	349.50	349.45
October, 2023 (through October 18, 2023)	349.60	349.45	349.56	349.60

 ____________

Source: Banco de la Nación Argentina

(1)	Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2)	The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)	The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)	Average exchange rates at the end of the month.

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

D. Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this Annual Report for a more thorough description of these and other risks:

Risks Relating to Argentina, Brazil and other Countries Where We Operate

•	We depend on macroeconomic and political conditions in Argentina.

•	The impact of the next presidential, congressional and provincial elections on the future economic and political environment of Argentina remains uncertain.

•	Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities.

•	Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

•	High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

•	Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

•	Fluctuations in the value of the Peso could adversely affect the Argentine economy as well as our financial condition and results of operations.

•	The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities.

•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, together with Brazilian political and economic conditions, may adversely affect us.

•	Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Agricultural Business

•	Fluctuation in market prices for our agriculture products could adversely affect our financial condition and results of operations.

•

Unpredictable weather conditions, pest infestations and diseases may have an adverse impact on our crop yields and cattle production. We may be exposed to material losses due to volatile crop prices since a significant portion of our production is not hedged, and exposed to crop price risk.

•	Worldwide competition in the markets for our products could adversely affect our business and results of operations.

•	Our business is seasonal, and our revenues may fluctuate significantly depending on the growing cycle.

•	A substantial portion of our assets is farmland, an asset that is highly illiquid.

•	Worldwide competition in the markets for our products could adversely affect our business and results of operations.

•	Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

Risks Relating to IRSA’s Business in Argentina

•	IRSA is subject to risks inherent to the operation of shopping malls that may affect our profitability.

•	IRSA could be adversely affected by decreases in the value of our investments.

•	The increasingly competitive real estate sector in Argentina may adversely affect IRSA’s ability to rent or sell office space and other real estate.

•	IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on its results of operations and financial condition.

•	The loss of tenants could adversely affect IRSA’s operating revenue and value of its properties.

•	IRSA may face risks associated with acquisitions of properties, IRSA’s future acquisitions may not be profitable and the properties IRSA acquires may be subject to unknown liabilities.

•	Some of the land IRSA has purchased is not zoned for development purposes, and it may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

•

The increasingly competitive real estate sector in Argentina may adversely affect IRSA’s ability to rent or sell office space and other real estate and may affect the sale and lease price of IRSA’s premises.

Risks Relating to IRSA’s Investment in Banco Hipotecario

•	The short-term structure of the deposit base of the Argentine financial system, including Banco Hipotecario, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

•	Banco Hipotecario issues debt in the local and international capital markets as one of its sources of funding and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

•	The asset quality of financial institutions is exposed to the non-financial public sector’s and Central Bank’s indebtedness.

•	Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

Risks Relating to our ADSs and Common Shares

•	Shares eligible for sale could adversely affect the price of our common shares and ADSs.

•	If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

•	We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

•	Investors may not be able to effect service of process within the United States, limiting their recovery of any foreign judgment.

•	Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions and our ability to pay dividends is limited by law and our by-laws.

•	Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the ADSs.

•	The warrants are exercisable under limited circumstances and will expire.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. Sustainable economic growth in Argentina depends on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine macroeconomic environment, in which we operate, remains vulnerable, as reflected by the following economic conditions: (i) according to the data published by the INDEC in 2022 and 2023, for the fiscal years ended June 30, 2021 and 2022, Argentina’s real GDP increased by 10.4% compared to the year ended June 30, 2020, and increased by 5.2% compared to the year ended June 30, 2021, respectively; (ii) continued increases in public expenditures have resulted and could continue to result in fiscal deficit and affect economic growth; (iii) inflation remains high and may continue at those levels in the future; (iv) investment as a percentage of GDP remains low to sustain the growth rate of the past decades; (v) protests or strikes may adversely affect the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy; (vi) energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption; (vii) unemployment and informal employment remain high; and (viii) the Argentine Government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine Government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine Government that are designed to achieve these goals are not successful. These events could materially affect our financial condition and results of operation or cause the market value of our ADSs and our common shares to decline. Moreover, Argentina’s economic growth was severely impacted as a consequence of the Covid-19 pandemic. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina—The impact of the next presidential, congressional and provincial elections on the future economic and political environment of Argentina remains uncertain.”

We cannot assure you that a decline in economic growth will not adversely affect our business, financial condition or results of operation and cause the market value of our ADSs and our common shares to decline.

The impact of the next presidential, congressional and provincial elections on the future economic and political environment of Argentina remains uncertain.

The Argentine economy is subject to the effects of uncertainty over political developments in Argentina. On October 22, 2023, Argentina will hold presidential, provincial and congressional elections. As a result of these elections, the President of Argentina, the head of the government of the CABA, the governors of certain Argentine provinces, half of the members of the Congress and one third of the members of the Senate and other positions, such as provincial legislators, mayors and municipal councilors, will be elected.

Prior to such elections, the PASO elections were held on August 13, 2023. The PASO elections are meant to elect the definitive candidates of each party to be voted in the general election in October 2023. As a result of the PASO elections, the candidates appointed by the parties obtained these results: (i) “La Libertad Avanza” obtained 29.9% of the votes; (ii) “Juntos por el Cambio” obtained 28.0% of the votes; and (iii) “Unión por la Patria” obtained 27.3% of the votes. General elections will be held throughout the country on October 22, 2023, which will define who will be the future President of Argentina.

Electoral uncertainty could lead to high volatility in Argentine financial markets, and uncertainty regarding political developments and the policies the Argentine Government may adopt or alter may have material adverse effects on the macroeconomic environment in Argentina, as well as on businesses operating in Argentina, including ours.

On October 10, 2023, the IMF released its World Economic Outlook (“WEO”) report where it estimates that by the end of 2023 Argentina’s GDP will decrease 2.5% compared to 2022 and that inflation will stand at 135.7%. The persistent inflation and lower growth could exacerbate social discontent and weaken political support, causing difficulties in implementing the planned subsidies and social assistance reforms and in securing debt rollover rates.

No assurances can be made as to the policies that may be implemented by a new Argentine Government, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition, or results of operations, or cause the market value of our ADSs and our common shares to decline.

Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities

The Argentine Government has historically exercised significant influence over the economy, and our Company has operated in a highly regulated environment. In the recent past, the Argentine Government has directly intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In the future, the Argentine Government may introduce new exchange controls and/or strengthen the existing ones, create restrictions on transfers to other countries, restrictions to capital movement or other measures in response to an eventual capital flight or a significant depreciation in the Peso, measures that can, in turn, affect our ability to access the international capital markets. In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, mandatory amendment of existing contracts, and changes in taxation policies, including tax increases and retroactive tax claims. In addition, Argentine courts have sanctioned modifications on rules related to labor matters, requiring companies to assume greater responsibility for the assumption of costs and risks associated with subcontracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, in part as the result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes (See “—The impact of the next presidential, congressional and provincial elections on the future economic and political environment of Argentina remains uncertain.”)

On September 1, 2019, as a result of the economic instability and uncertainty, the depreciation of the Argentine Peso and rising inflation rates, the former Argentine administration and the Central Bank adopted a series of measures reinstating foreign exchange controls. Following the change in government, the new administration extended the validity of such measures and established further restrictions by means of the enacted Social Solidarity and Productive Reactivation Law N° 27.541, including a new tax on certain transactions involving the purchase of foreign currency by both Argentine individuals and entities. Additional volatility, appreciation or depreciation of the Peso against the U.S. dollar or reduction of the Central Bank’s reserves because of currency intervention could adversely affect the Argentine economy and our ability to service our debt obligations and could affect the value of our ADSs and our common shares. We cannot assure you that the official exchange rate will not fluctuate significantly in the future. There can be no assurances regarding future modifications to exchange controls. Exchange controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans. For more information, please see “Item 10. Additional Information - D. Exchange Controls”.

The success of these measures or other measures that the Central Bank may implement in the future, are subject to uncertainty and any further depreciation of the Argentine Peso, further inflation or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict the effectiveness of these measures. We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect our businesses. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency.

In this context, in the PASO elections held on August 13, 2023, the political party “La Libertad Avanza” obtained the highest percentage of the votes (29.9%). Javier Milei is the leader of this political party and, if elected as president, he proposes a plan to dollarize the Argentine economy, among other measures (such as potentially closing the Central Bank). This could have a negative effect on the country’s economy. We cannot predict what impact it will have on our business financial condition, or results of operations.

We cannot affirm that the Argentine economic, regulatory, social and political framework or the policies or measures that the Argentine Government adopts or may adopt, will not adversely affect the market value of our ADSs, our business, financial condition and/or results of operation.

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

Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. The National CPI variation was 94.8% in 2022, 50.9% in 2021 and 36.1% in 2020. On July 7, 2023, the Central Bank announced that the new inflation estimates for 2023, 2024 and 2025 are 142.4%, 105.0% and 54.8%, respectively, pursuant to its survey of market expectations (Relevamiento de Expectativas de Mercado) which was carried out between June 28 and June 30, 2023. After the PASO elections, the Argentine Government devalued the Peso by 22%, and this devaluation, which is expected to continue until October 2023, is immediately reflected in prices and the inflation rate, which was 12.7%, as of September, 2023. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

A high inflation rate or a hyperinflationary process affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the CER, a currency index, that is strongly correlated with inflation. Therefore, any significant increase in inflation would drive an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. The efforts undertaken by the Argentine Government to reduce inflation have not achieved the desired results. A continuing inflationary environment could undermine our results of operation, adversely affect our ability to finance the working capital needs of our businesses on favorable terms and our results of operation and cause the market value of our ADSs and our common shares to decline.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine Government to reduce and control inflation and the potential impact of those policies. An increase in inflation may adversely affect the Argentine economy, which in turn may have a negative impact on our financial condition and results of operation.

There can be no assurances that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine Government to control inflation will be effective or successful. High rates of inflation remain a challenge for Argentina. Significant increases in the rates of inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Argentine Government has substantially increased public spending. Argentina recorded a primary deficit of 6.5%, 3.0% and 2.4% of GDP in 2020, 2021 and 2022, respectively. If government spending continues to outpace fiscal revenue, the fiscal deficit is likely to increase.

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

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operation, financial condition, the value of our securities, and our ability to meet our financial obligations. Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt in exchange offers in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges, but a number of bondholders held out from the exchange offers and pursued legal actions against Argentina. The Argentine Government settled several agreements with the defaulted bondholders, ending more than 15 years of litigation. In addition, in August 2020, the Argentine Government successfully negotiated the debt restructuring of Argentine bonds representing approximately USD 65 billion owed to several bondholders.

On January 28, 2022, Argentina signed an agreement with the IMF (the “SAF Agreement”) to refinance indebtedness for more than USD 40 billion, which Argentina originally incurred with the IMF in 2018. Argentina and the IMF agreed on certain measures related to the reduction of public spending and subsidy rates, focused on the energy sector. The agreement was approved by the Argentinean Congress and by the Board of the IMF. Among other points, an economic and monetary policy was established, where the IMF will be the co-director, carrying out quarterly audits on Argentina’s finances and economic development.

On September 19, 2022, IMF staff and the Argentine authorities reached an agreement on an updated macroeconomic framework and associated policies needed to complete the second review under the SAF Agreement. The agreement was subject to approval by the IMF Executive Board. Upon completion of the review, Argentina would have access to about USD 3.9 billion. Most of the quantitative program targets through end-June 2022 were met, with the exception of the net international reserves floor, mainly due to higher-than-programmed import volume growth and delays in external official support. The agreement was halted due to a period of volatility in the foreign exchange and bond markets and certain measures were taken to correct earlier setbacks and rebuild credibility. On March 13, 2023, the IMF approved the fourth revision of the SAF Agreement and authorized the disbursement of approximately USD 5.3 billion. On August 23, 2023, the IMF approved the fifth and sixth revisions to the SAF Agreement, resulting in a new disbursement of USD 7.5 million.

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021 the USD 2,100 million payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). On April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, mainly seeking an extension of the maturity dates and a significant reduction in the interest rate. On June 22, 2021, Argentina’s Minister of Economy announced that the Argentine Government obtained a “time bridge” within the framework of the Paris Club negotiations, consequently avoiding default. Pursuant to such agreements, Argentina should have reached a restructuring agreement with the Paris Club members by March 31, 2022. However, on March 31, 2022, such agreement was extended until July 31, 2022 and, on May 31, 2022, it was further extended until September 30, 2024.

On October 28, 2022, the Minister of Economy announced a new agreement with the Paris Club. The agreement is an addendum to the Paris Club 2014 Settlement Agreement and recognizes a principal amount of USD 1,971 million, extending a repayment period of thirteen semi-annual installments, starting in December 2022 and to be finally cancelled in September 2028. Pursuant to this new agreement, the interest rate was improved from 9% to 3.9% in the first three installments, with a gradual increase to 4.5%. The payment profile implies an average semi-annual payment of USD 170 million (principal and interest included). Over the next two years, Argentina will repay 40% of the principal due.

A breach by Argentina of any of the aforementioned agreements could affect the ability of Argentina and our ability to obtain credit. Our company cannot predict how this agreement and the policies developed based on it will impact Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets), in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses.

Fluctuations in the value of the Peso could adversely affect the Argentine economy as well as our financial condition and results of operations.

Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and results of operations. The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. dollar and the way in which any such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the Central Bank, which have also shown significant fluctuations in recent years. As of October 11, 2023, the international reserves of the Central Bank totaled USD 25,772 million. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 105.0% against the U.S. dollar during our fiscal year ended June 30, 2023 (compared to 30.9%, 35.9% and 66.1% in the years ended June 30, 2022, 2021 and 2020, respectively). As of the date of this Annual Report the Peso has depreciated by approximately 36%.

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, as well as our products, our financial condition and results of operation. The devaluation of the Argentine Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.

On the other hand, a significant appreciation of the Argentine Peso against the U.S. dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operation, our ability to repay our debt within the respective maturity dates and affect the market value of our ADSs, as a result of the overall effects of the weakening of the Argentine economy.

The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities

The commodities market is characterized by its volatility. Commodities exports have contributed significantly to the revenues of the Argentine Government. Subsequently, the Argentine economy has remained relatively dependent on the price of its exports (mainly soy). Given its reliance on agricultural commodities, Argentina is also vulnerable to weather events. During 2018, Argentina suffered a huge drought - presumably the biggest drought in the last 50 years. The effects of the drought in the agricultural sector caused significant economic problems for Argentina, with impacts in the soy and corn harvests that generated damages of approximately USD 6 billion. Currently, Argentina is facing another severe drought, which may negatively affect the production of agricultural commodities and is expected to result in net income losses of USD 10,425 billion for the production sector, equivalent to 2.2% of the GDP that the IMF projects for Argentina in 2023. The negative impact that the droughts which occurred in Argentina in 2018 and 2023 have had in Argentina has been reinforced by the historic drop in the Paraná river (Argentina’s main river) and a large number of fire outbreaks in multiple Argentine provinces during 2022. These environmental events have negatively affected the agriculture sector in Argentina.

A sustained decrease in the international price of the main commodities exported by Argentina, or any future climate event or condition may have an adverse effect in the agricultural sector and therefore in the revenues of the Argentine Government and its capacity to comply with the payments of its public debt, eventually generating recessive or inflationary pressures. In addition, such circumstances could have a negative impact on the government’s tax revenues and on the availability of foreign currency. Any such developments may adversely affect Argentina’s economy and, as a result, our business, results of operations and financial condition.

The interruption of the publication of Argentine economic indexes or changes in their calculation methodologies could affect the projections made by the Company.

In 2014, the INDEC established a new consumer price index, the CPI, which reflects a broad measurement of consumer prices, considering price information from the 24 provinces of the country, divided into six regions. Faced with the credibility of the CPI, as well as other indices published by the INDEC, being called into question, the Argentine Government declared a state of administrative emergency for the national statistical system and the INDEC on January 8, 2016, based on the determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, inflation and foreign trade data, as well as with poverty and unemployment rates. The INDEC temporarily suspended the publication of certain statistical data until the reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information. In 2017, the INDEC began publishing a National CPI, which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces. The official CPI inflation rate for the fiscal year ended June 30, 2023 was 115,6%.

Any future required correction or restatement of the INDEC indexes could result in decreased confidence in Argentina’s economy, which, in turn, could have an adverse effect on our ability to access international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operation and financial condition and cause the market value of our ADSs and our common shares to decline.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

The Argentine government may impose restrictions on the exchange of Argentine currency for foreign currencies and on the remittance to foreign investors of funds derived from investments in Argentina in circumstances in which a serious imbalance in Argentina’s balance of payments develops or in which there is reason to anticipate such an imbalance. The Argentine Government has implemented a number of monetary and exchange control measures, including restrictions on the free use of funds deposited in banks and on the transfer of funds abroad without the prior approval of the Central Bank.

Therefore, there are certain restrictions in Argentina that affect corporations’ ability to access the MULC to acquire foreign currency to transfer funds to other countries, service debt, make payments outside Argentina and other operations, requiring, in some cases, prior approval by the Central Bank.

Through Emergency Decree No. 609/2019, the PEN established restrictions on the exchange market, establishing that the countervalue of the export of goods and services must be brought into the country in foreign currency and/or traded in the exchange market under the conditions and terms established by the Central Bank, which will provide the assumptions under which access to the exchange market for the purchase of foreign currency and precious metals and transfers abroad will require prior authorization, based on objective guidelines in accordance with the conditions in force in the exchange market, and distinguishing the situation of human persons from that of legal entities.

In this regard, pursuant to the provisions of Emergency Decree No. 609/2019, the Central Bank issued several communications which later, with some modifications, were included in the Consolidated Text on Foreign Trade and Exchange regulations established by Communication “A” No. 6844. The Consolidated Text on Foreign Trade and Exchange imposes certain foreign exchange restrictions such as prior approval of the Central Bank (i) for the payment of dividends; (ii) for the access to the foreign exchange market for non-residents, except for specific exceptions (diplomatic representations, certain international organizations and institutions abroad, individuals living abroad who receive retirements plans or pensions from ANSES); and (iii) to constitute external assets, remit family assistance and the formation of guarantees and operating payments related to derivative transactions, for resident individuals, if the total amount of the above-mentioned transactions exceeds the equivalent of USD 200 per month in all entities authorized to operate in foreign exchange, of which only up to USD 100 can be acquired in cash, otherwise, the transaction will be made by debit to local accounts.

Due to the financial complications Argentina is currently undergoing, we cannot rule out that the Argentine Government or the Central Bank may in the future impose further formal restrictions on the outflow of foreign currency from the country, such as the restrictions set forth by the Central Bank in Communication “A” No. 7746, dated 04/20/2023, for outflows through the foreign exchange market, by means of which it modified the terms to access the foreign exchange market, as well as the restrictions set forth in Communication “A” No. 7766, dated 05/11/2023, which established the obligation to inform who are the individuals or legal entities that exercise a direct control over the person accessing the foreign exchange market and those persons that are part of the same economic group. Such measures could adversely affect Argentina’s global competitiveness, discourage foreign investment and lending by foreign investors or increase the outflow of foreign capital, which could have an adverse effect on Argentina’s economic activity, and could adversely affect our business and results of operations or impair our ability to pay dividends in U.S. dollars or prevent us from servicing our international debts.

Moreover, on September 15, 2020, Communication “A” 7,106 established that companies must refinance the maturities of the capital of the financial debt in the period between October 15, 2020 and December 31, 2023. Subsequently, such period was extended in various opportunities, with the final extension being issued on October 13, 2022, pursuant to Communication “A” 7,621 by which it was further extended until December 31, 2023. In this regard, the Central Bank will grant companies access to the MULC for up to 40% of the maturities and the companies must refinance the remaining 60% within a period of at least two years.

In addition, as a result of the deepening of exchange controls, the difference between the official exchange rate, which is currently utilized for both commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital market (“cash with liquidation”), which increased during 2023, was a gap of approximately 90% as of June 30, 2023. The Argentine Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency denominated liabilities. We cannot predict how such current restrictions may evolve after this Annual Report, mainly regarding limitations to transfer funds outside the country. The Argentine Government may impose further exchange controls or restrictions to capital transfers and modify and adopt other policies that may limit or restrict our ability to access international capital markets, to make payments of principal and interest and other additional amounts outside the country (including payments relating to our notes), to import certain products or goods that we use as inputs, undermine our ability to pay dividends on our ADSs in U.S. dollars, or affect in other ways our business and our results of operation, or cause the market value of our ADSs and our common shares to decline.

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

The company has several dollar-denominated maturities affected by these measures. For more information, see “Operating and Financial Review and Prospects-Liquidity and capital resources-Indebtedness”.

As of the date of this Annual Report, we have outstanding obligations pursuant to the Series XXXI, XXXIII, XXXIV, XXXVII and XXXVIII Notes issued by the Company for USD 113.9 million. We cannot predict whether the Government will impose further exchange controls and transfer restrictions that may impair our ability to access the MULC for the repayment of the total amount or part of such obligations.

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

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Center for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy was hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies that prepare financial statements pursuant to IFRS and use the Peso as their functional currency were required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, are in principle prohibited in Argentina. However, on December 4, 2018, the Argentine Government enacted Law No. 27,468, which lifted the ban on indexation of financial statements. Certain regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018, be restated for inflation in accordance with IAS 29.

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

Beginning in fiscal year 2022, the inflation adjustment for tax purposes is applicable if the variation in the accumulated CPI in the 36 months prior to the end of the fiscal year being settled is higher than 100%. In that case, the result of inflation adjustment for tax purposes is fully allocated to the fiscal year in which it originated.

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

On August 23, 2023, the Chamber of Deputies approved a draft amendment to the lease law, aiming to reduce the minimum term of lease agreements to two years and establish an adjustment to the rental fee using the CPI published by the INDEC, or a combination of permitted indexes, as the parties may agree. Also, this bill established that rental value adjustments could be made at periods agreed upon by the parties, which should be no shorter than four months.

This bill was approved by the Chamber of Deputies and subsequently discussed by the Senate. The Senate agreed to make changes to the bill. These changes include: (i) that the minimum term of the lease agreements is maintained at three years, (ii) that the minimum update of the value of the rental fee is made every six months, and (iii) that the Casa Propia coefficient index, developed by the Ministry of Territorial Development and Habitat (Ministerio de Desarrollo Territorial y Hábitat) is used to adjust the increase in the rental fee.

On October 11, 2023, in light of the proposed changes made by the Senate, the Chamber of Deputies revisited and approved the text proposed by the Senate, and the bill was enacted into law with the scope set forth above.

We cannot predict at this time how the approval of this new law may affect our business, the result of our operations, or our financial condition.

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

The operating costs of the Company could increase as a result of the promotion or adoption of certain measures by the Argentine Government as well as pressure from union sectors

In the past, the Argentine Government has promoted and adopted laws and collective labor agreements that imposed on private sector employers the obligation to maintain certain salary levels and provide additional benefits to their employees. In addition, employers have come under strong pressure from their employees and from unions to grant wage increases and other benefits.

We cannot be sure that in the future the Argentine Government will not enact measures that result in increases in the minimum, vital and mobile salary and/or in benefits, compensation or other labor costs that employers must bear. Any salary increase and/or any other labor cost could result in higher costs and a decrease in the results of the Company’s operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 94 of 180 in the Transparency International’s 2022 Corruption Perceptions Index.

As of the date of this Annual Report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, which have negatively impacted the Argentine economy and political environment. Depending on the results of these investigations and how long it takes to finalize them, companies involved may be subject to, among other consequences, a decrease in their credit ratings, having claims filed against them by investors in their equity and debt securities, and may further experience restrictions on their access to financing through the capital markets, all of which will likely decrease their income. Additionally, if criminal cases against companies move forward, they may be restricted from rendering services or may face new restrictions due to their customers’ internal policies and procedures. These adverse effects could restrict these companies’ ability to conduct their operating activities and to fulfill their financial obligations.

Moreover, in February 2023, the Political Trial Commission of the Chamber of Deputies approved the admissibility of files being processed against the current members of the CSJN and initiated proceedings against each member. While the outcome of the impeachment trial remains uncertain, this situation has intensified the institutional imbalance in Argentina, leading to a negative impact on the country’s politics and economy.

 Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Argentine Government has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and submitting a bill for the issuance of a new public ethic law, among others. The government’s ability to implement these initiatives is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties.

We cannot estimate the impact that these investigations could have on the Argentine economy. Similarly, it is not possible to predict the duration of corruption investigations, nor which companies might be involved or how far-reaching the effects of these investigations might be, which may negatively impact the Argentine economy. In turn, the decrease in investor confidence resulting from any of these, among other issues, could have a significant adverse effect on the growth of the Argentine economy, which could, in turn, harm our business, our financial condition and results of operation and affect the trading price of our common shares and ADSs.

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

The emergence and spread of a pandemic-level disease or threat to public health, such as Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations

Global public health threats, such as Covid-19 (as described more fully below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world, could adversely impact our operations, as well as the operations of our customers.

The Covid-19 pandemic has reached every region of the world and has resulted in widespread adverse impacts on the global economy. The outbreak of Covid-19 has already caused severe global disruptions and may continue to negatively affect economic conditions regionally as well as globally and otherwise impact our operations. Governments in affected countries may impose travel bans, quarantines and other emergency public health measures. Companies may take precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These future prevention and mitigation measures, are likely to continue to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations.

On March 12, 2020, the PEN issued Decree No. 260/2020 which declared a public health emergency for a period of one year (currently extended until December 31, 2023, pursuant to Decree No. 863/2022). During 2020 a mandatory quarantine was established, which was extended several times until November 8, 2020. Finally, on November 6, 2020, the Argentine Government declared the end of the mandatory quarantine and adopted social-distancing measures in the Buenos Aires metropolitan area, which were extended until December 31, 2021. As of the date of this Annual Report, these measures are not in effect.

The long-term effects on the global economy, Argentine economy and the Company of the coronavirus pandemic, are difficult to assess or predict, and may include a decline in market prices (including the market prices of our common shares), risks to employee health and safety, collapse in the demand for our products and reduced sales in the impacted geographic locations. Furthermore, the crisis caused by Covid-19 resulted in a decrease in the demand for crude oil, mainly in the second and third quarters of 2020, since industrial and domestic activity slowed down in many countries due to control measures.

Covid-19 has significantly affected economic conditions in Argentina and in the rest of the world and it is possible that it will continue to affect such conditions during 2023 and in future years. Both the Covid-19 pandemic and the measures implemented by the Argentine Government to mitigate its effects may continue to affect our business, financial condition and results of operations. Additional variants or strains of Covid-19 or an outbreak of another pandemic, disease or similar threat to public health could have or continue to have material adverse effects on the global economic, financial and trade conditions, which could materially and adversely affect our business, financial condition and results of operations.

The continuing occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the Covid-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The Argentine economy could be adversely affected by economic developments in other global markets.

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, capacity to access credit and international capital markets, financial condition and results of operation, which is likely to be more severe on an emerging market economy, such as Argentina (See “— Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.”). This was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

In 2020, a new global financial crisis began as a result of the Covid-19. The stock market crash, which began in late February 2020 and intensified throughout 2020 and 2021, affected many stock markets in the world. As a consequence of the Covid-19, the estimated contraction in the world’s economy for 2020 was 3.5% according to what both the IMF and the Organization for Cooperation and Economic Development expressed. Additionally, the IMF published that the impact of Covid-19 on the world’s economy affects both the supply and the demand side. On the supply side, the virus increases not only morbidity and mortality, but also the efforts and measures taken by governments and companies to combat these effects, which lead to restrictions in freedom of movement, higher operating costs due to the reduction in the supply chain and the tightening of credit. On the demand side, the uncertainty that the virus generates, precautionary behaviors, quarantine efforts and high financing costs all reduce the possibility of spending money. The Covid-19 pandemic has reached every region of the world and has resulted in widespread adverse impacts on the global economy. Different parts of the world are currently experiencing divergent virus case growth rates which leads to recoveries also diverging dangerously between and within countries. Although throughout 2022 and up to the date of this annual report the Covid-19 outbreak decreased significantly, the impact of Covid-19 on sectoral economic activity cannot be measured. According to a report published by the IMF in October 2022, despite the global recovery in 2021, the pandemic has continued to take an enormous health and socioeconomic toll, affecting lives and livelihoods everywhere. Inflation, which had already been rising in many countries as a result of supply-demand imbalances and policy support during the pandemic, is likely to remain high (See “-The emergence and spread of a pandemic-level disease or threat to public health, such as Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations”).

We cannot assure you that events in other market countries, in the United States or elsewhere will not adversely affect our financial performance.

The Argentine economy is vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, on our results of operation and financial condition.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in certain countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities of issuers from other countries, including Argentina. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future. Argentina can also be adversely affected by negative economic or financial events that take place in other countries, subsequently affecting our operations and financial condition, including our ability to repay our debt at its maturity date.

Argentina’s economy is vulnerable to external shocks. For example, economic slowdowns, especially in Argentina’s major trading partners such as Brazil, led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of commodities sold by Argentina and a significant devaluation of the Peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports. In addition, international investors’ reactions to events occurring in one market may result in a “contagion” effect which could lead to an entire region or class of investment being disfavored by international investors.

Additionally, financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide.

General elections in Brazil, including the election of the president, were held on October 2, 2022. Historically, election years in Brazil, and especially presidential elections, are marked by political uncertainty which generates greater instability and volatility. Moreover, the Brazilian Supreme Court recently overturned criminal convictions and restored former President Luis Inácio Lula da Silva’s political rights, allowing him to run in the presidential election. According to the official results, Lula obtained 48.4% of the votes while Bolsonaro obtained 43.2% of the votes. As no presidential candidate received a majority of the votes on 2 October, Lula and Bolsonaro advanced to a runoff election, which was scheduled for October 30, 2022. On October 30, 2022, Lula da Silva won the elections for the presidency of Brazil, obtaining 50.9% of the votes, compared to the 49.1% of the votes obtained by the outgoing president, Jair Bolsonaro. As a result, Lula da Silva took office on January 1, 2023. As a consequence, we cannot provide certainties of the effects that the current administration results of the election may have on the Brazilian economy and its impact in Argentina, taking not account that both countries are close commercial partners and members of the MERCOSUR.

At the same time, general worldwide economic conditions have experienced significant instability in recent years, including high volatility in the prices of primary commodities and the recent global economic uncertainty and financial market conditions caused by the war between Ukraine and Russia and the recent attack by Hamas on Israel from the Gaza Strip. (See “The Russian invasion of Ukraine and the recent attack by Hamas on Israel from the Gaza Strip could have an unpredictable effect on the global economy and on international and local securities markets, and adversely affect our business and results of operations”).

There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future, or by events in the economies of developed countries or in other emerging markets.

Finally, international investors’ perceptions of events occurring in one market may generate a “contagion” effect by which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other emerging and developed countries, which in turn may have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our ADSs and common shares.

The Russian invasion of Ukraine and the recent attack by Hamas on Israel from the Gaza Strip could have an unpredictable effect on the global economy and on international and local securities markets, and adversely affect our business and results of operations.

Global markets have recently experienced volatility and disruption following the escalation of geopolitical tensions, the start of military conflict between Russia and Ukraine and the recent attack by Hamas on Israel from the Gaza Strip.

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

Although up to the date of this annual report the conflict is regional in nature, the possible involvement of other member countries of the North Atlantic Treaty Organization could result in a transnational conflict, which could significantly affect the world economy and Argentina and, therefore, our results of operation. Volatility in oil and other commodity prices may adversely affect the Argentine economy and our business. The materialization of some or all of these risks, as well as the events that arise in the main regional partners, including the member countries of MERCOSUR, could have a material negative effect on the Argentine economy, on the interest of investors in Argentine companies, and, indirectly, on our business and results of operation.

On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Thereafter, these terrorists launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. Shortly following the attack, Israel’s security cabinet declared war against Hamas. The intensity and duration of Israel’s current war against Hamas is difficult to predict, and as are such war’s economic implications on the Company’s business and operations and on the global geopolitical instability.

Any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine or the recent attack by Hamas on Israel from the Gaza Strip could limit our ability to obtain external financing to fund our operations and capital expenditures. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine, the recent attack by Hamas on Israel from the Gaza Strip and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations, and/or financial condition.

Our internal policies and procedures might not be sufficient to guarantee compliance with anti-corruption and anti-bribery laws and regulations.

Our operations are subject to various anti-corruption and anti-bribery laws and regulations, including the Corporate Criminal Liability Law and the FCPA. Both the Corporate Criminal Liability Law and the FCPA impose liability against companies who engage in bribery of Argentine government officials, either directly or through intermediaries. The anti-corruption laws generally prohibit providing anything of value to Argentine government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities in which the employees are considered government officials. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements.

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

There are outstanding claims against the Argentine Government submitted before ICSID which may entail new sanctions against the Argentine Government, which in turn could have a substantially adverse effect on the Argentine Government’s ability to implement reforms and to foster economic growth. We cannot assure you that in the future the Argentine Government will not breach its obligations.

Litigation, as well as ICSID claims against the Argentine Government, have resulted in material judgments and may result in further material judgments, and could result in attachment of or injunctions relating to assets of Argentina that the government intended for other uses. As a consequence, the Argentine Government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on Argentina’s economy, and consequently, our business, financial condition and results of operations. There are pending ICSID claims against the Argentine Government which could result in further awards against Argentina, which in turn could have a material adverse effect on the Argentine Government’s ability to implement reforms and foster economic growth.

It is important to note the recent ruling in the lawsuit brought by Petersen and Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. who filed opening briefs in support of cross-motions for summary judgment with respect to a claim of liability and damages against YPF and Argentina. Plaintiffs requested the District Court for summary judgment in their favor, while each of the defendants argued that they had no liability and should not indemnify the plaintiffs and requested the District Court for summary judgment in their favor and to dismiss all remaining claims against them.

In a decision rendered on March 31, 2023, the District Court granted YPF’s summary judgment motion and denied plaintiffs’ summary judgment motion as to YPF in its entirety. The District Court decided that YPF has no contractual liability and owes no damages to plaintiffs for breach of contract and, accordingly, dismissed plaintiffs’ claims against YPF. The District Court denied the Argentina’s motion for summary judgment and, as a result, Argentina was sentenced to pay USD 16 billion and the proceedings are expected to continue between plaintiffs and Argentina. Following the decision of the U.S. Court of Appeals for the Second Circuit, either party can seek review from the Supreme Court of the United States. As of the date of this Annual Report, the Argentine Government has not yet appealed this ruling before a higher court. Plaintiffs may appeal the District Court’s judgment as to YPF or seek to reassert previously dismissed claims against YPF, in each case, in accordance with applicable procedural law. Should that be the case, YPF is expected to continue to defend itself in accordance with the applicable legal procedure and available defenses. Following the decision of the U.S. Court of Appeals for the Second Circuit, either party can seek review from the Supreme Court of the United States. As of the date of this Annual Report, the Argentine Government has appealed this ruling before a higher court.

Also, we cannot assure that no new litigation will be filed against Argentina, nor that these new cases will not affect the Argentina´s economy and our business.

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

The Brazilian economy has experienced volatile growth and slowdowns in recent years. The Brazilian GDP decreased 4.1% in 2020. In 2021, the Brazilian economy began to grow considerably. The Brazilian GDP increased 4.6% in 2021, 2.9% in 2022, and 3.3% in the first six months of 2023.

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

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crisis have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and ongoing investigations of her successor (who left office in January 2019) as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2022. We cannot predict which policies the new President of Brazil, who will assume office on January 1, 2023, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us. The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition and the price of our shares and ADSs.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular the reform of Brazil’s pension system, which was approved in 2019 by the Brazilian Congress, will be critical for Brazil to comply with the spending limit. As of the date of this annual report, discussions in the Brazilian Congress relating to fiscal reform remain ongoing. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. The SELIC rate has increased and decreased over time and, as of June 30, 2023, it was 13.75% per year. The inflation rate, as measured by the General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, was 7.3% in 2019, 23.1% in 2020, 17.8% in 2021, and 5.5% in 2022. Cumulative inflation in the first six months of 2023, calculated by the same index, was (4.5)%. The inflation rate, as measured by the Broad Consumer National Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, and calculated by Instituto Brasileiro de Geografia e Estatistica, or IBGE, was 4.3% in 2019, 4.5% in 2020, 10.1% in 2021, and 5.8% in 2022. Cumulative inflation in the first six months of 2023, calculated by the same index, was 2.9%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2023, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our results of operations and financial condition.

The Brazilian government regularly implements changes to tax regimes that may increase our and our suppliers’ and customers’ tax burdens, which may in turn increase the prices we charge for the products we sell, restrict our ability to do business in our existing markets and, therefore, materially adversely affect our results of operations and financial condition.

These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social) or PIS, and Contribution for Social Security Funding (Contribuição para o Financiamento da Seguridade Social), or COFINS, taxes, ICMS and certain other taxes, such as increases in payroll taxes and in the withholding tax over dividend distributions.

The effects of these proposed tax reform measures and any other changes that could result from the enactment of additional tax reforms have not been, and cannot be, quantified yet due to the uncertainty of whether any changes will be implemented.

Fluctuations in the value of the Brazilian real in relation to the U.S. dollar could adversely affect us.

Foreign exchange fluctuations, particularly of the Brazilian real against the U.S. dollar, may significantly affect our results of operations given that: (1) our products and the basic supplies used in our production are traded internationally; (2) soybean prices are defined based on prices prevalent on the Chicago Board of Trade, or CBOT; and (3) most markets are served by several suppliers from different countries, and competitiveness of farm products abroad may increase in relation to ours in light of the appreciation of the Brazilian currency in relation to the U.S. dollar. Fluctuations in the value of the real in relation to the U.S. dollar could impact our export revenue, our sales in U.S. dollars in the Brazilian market and our financial expenses and operating costs, which may adversely affect our business, financial condition and results of operations.

The real has suffered frequent depreciations and appreciations in relation to the U.S. dollar and other foreign currencies during the past decade. The Brazilian government has in the past utilized different exchange rate regimes, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies. The devaluations in more recent periods resulted in significant fluctuations in the exchange rates of the real against the U.S. dollar and other currencies.

 In 2019, the real depreciated by 0.6% against the U.S. dollar, and on December 31, 2019, the real/U.S. dollar exchange rate was BRL 4.0307. In 2020, the real depreciated by 29.2% against the U.S. dollar, and on December 31, 2020, the real/U.S. dollar exchange rate was BRL 5.1967. In 2021, the real depreciated by 7.4% against the U.S. dollar, and on December 31, 2021, the real/U.S dollar exchange rate was BRL 5.5799. In 2022, the real appreciated by 6.5% against the U.S. dollar, and the real/U.S. dollar exchange rate was BRL 5.2177 per USD 1.00 on December 31, 2022. In 2023 (until September 30, 2023), the real appreciated by 4.0% against the U.S. dollar, and the real/U.S. dollar exchange rate was BRL 5.0076 per USD 1.00 on September 30, 2023. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

 We also hold derivative financial instruments to hedge risks relating to revenue from exports and operating costs denominated in foreign currencies. If we fail to manage these instruments properly, we may be adversely affected by our exposure to these risks, which may have a material adverse effect on our financial condition and results of operations.

The imposition of restrictions on acquisitions of agricultural properties by foreign nationals in Brazil may materially restrict the development of our investment in Brasilagro.

In August 2010, the then-president of Brazil approved the opinion of the Federal Attorney General’s Office (AGU) affirming the constitutionality of Brazilian Law No. 5,709/71, which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Pursuant to this legislation, companies that are majority-owned by foreigners are not allowed to acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the Brazilian Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária, or “INCRA”), within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners shall not exceed 25% of the surface area of the municipality, of which area up to 40% shall not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality shall not exceed 10% of the surface area of the relevant municipality. In addition, INCRA is also required to verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis, INCRA will issue a certificate allowing the acquisition or rural lease of the property. The purchase and rural lease of agricultural properties that do not comply with the aforementioned requirements need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this annual report, there are no known cases on the granting of such certificates.

Recently, Brazilian Law No. 13,986, of April 7, 2020, amended Law No. 5,709/91 and provided that the limitations mentioned above do not apply to: (i) the pledge of real estate as collateral (including the fiduciary transfer of real estate property); and (ii) debt settlements arising from the execution of real estate collateral. Both exceptions favor Brazilian companies controlled by foreigners or foreign entities. Both exceptions favor Brazilian companies controlled by foreigners or foreign entities, which could create new business opportunities.

In accordance with the applicable regulations in Brazil and taking into consideration that some investors apply resources in Brasilagro indirectly by the investment funds that hold some of its shares or by other means, Brasilagro cannot identify the percentage of share capital that is owned by final foreigners’ beneficiaries. If the authorities come to understand that Brasilagro should be considered a foreign company, for the purposes of Law No. 5,709/71, Brasilagro may be subject to eventual questions involving acquisitions and leasing carried out by the Company after the approval of Opinion AGU-LA-2010, and the possible application of Law No. 5,709/71 may result in substantial delays in our future acquisitions of rural properties and our inability to obtain the necessary approvals. Additionally, acquisitions made in breach of existing restrictions may be declared null and void.

The applicability of Law No. 5,709/71 is being discussed in the Original Civil Action (ACO) No. 2,463 and in Action for Breach of Fundamental Precept (ADPF) No. 342, both in the Supreme Federal Court (Supremo Tribunal Federal, or “STF”). The first action (ACO No. 2,463) concerns Opinion No. 461/2012-E of the São Paulo’s General Controller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo), which established that Notaries and Real Estate Registry Officials of the State of São Paulo would be exempt to comply with the restrictions imposed from Lei No. 5, 709/71 and by Decree No. 74,965/74. The second action (ADPF No. 342), to which the first is attached, was proposed on April 16, 2015 by the Brazilian Rural Society questioning the applicability of paragraph 1, article 1, of Law No. 5,709/71 and consequently, of the opinion issued by the Attorney General's Office (AGU) in 2010.

The trial of the Plenary of the SFT began in February 2021, with the vote of the Reporting Minister Marco Aurélio, who understood that the restrictions on companies assimilated to foreign companies must be maintained. Justice Alexandre de Moraes asked for views of the proceedings, interrupting the trial, which was only resumed in June 2021, when he presented his vote diverging from the rapporteur, understanding the inapplicability of the restrictions. As of June 30, 2023, approximately 56.1% of BrasilAgro’s common shares were held by foreigners. Bearing that in mind, the implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with future acquisitions of land, which may result in material delays and our inability to obtain required approvals. There is also a case pending on the STF on the Opinion No. 461/2012-E, issued by São Paulo’s General Controller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo), which has established that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law No. 5,709/71 and Decree No. 74,965/74. Moreover, on April 16, 2015, the Brazilian Rural Society filed a claim for the acknowledgment of non-compliance with basic principles (ADPF) under certain provisions of the Brazilian Constitution with the Supreme Court in order to (i) rule that paragraph 1, article 1, of Law No. 5,709/71 was repealed by the 1988 Federal Constitution and (ii) reverse the opinion issued by the Federal Attorney General (AGU) of 2010.

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

This might have a negative impact on new business opportunities, resulting in an increase in the number of transactions Brasilagro completes It might also require the execution of joint ventures or shareholder agreements, which increases the complexity, and the risks associated with such transactions and transaction costs.

Any regulatory limitations and restrictions could materially limit Brasilagro’s ability to acquire agricultural properties, increase the investments, transaction costs or complexity of such transactions, or complicate the regulatory procedures required, any of which could materially and adversely affect Brasilagro and us and our ability to successfully implement our business strategy.

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

We have made investments in farmland in Argentina, Brazil, Paraguay and Bolivia and we may possibly make investments in other countries in and outside Latin America and United States, among others. Owing that demand for livestock and agricultural products is usually correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations are, to a considerable extent, dependent upon political and economic conditions prevailing from time to time in the countries where we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Certain countries have experienced severe economic crisis, which may still have future effects. As a result, governments may not have the necessary financial resources to implement reforms and foster growth. Any of these adverse economic conditions could have a material adverse effect on our business.

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

In particular, fluctuations in the economies of Argentina and Brazil and actions adopted by the governments of those countries have had and may continue to have a significant impact on companies operating in those countries, including us. Specifically, we have been affected and may continue to be affected by inflation, increased interest rates, fluctuations in the value of the Peso and Brazilian Real against foreign currencies, price and foreign exchange controls, regulatory policies, business and tax regulations and in general by the political, social and economic scenarios in Argentina and Brazil and in other countries that may affect Argentina and Brazil.

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

One of the principal disadvantages of the agricultural sector in the countries in which we operate is that key growing regions lie far from major ports. As a result, efficient access to transportation and port infrastructure is critical to the growth of agriculture as a whole in the countries in which we operate and of our operations in particular. Improvements in transportation infrastructure are likely required to make agricultural production accessible to export terminals at competitive prices. A substantial portion of agricultural production in the countries in which we operate is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Our dependence on truck transportation may affect our position as a low-cost producer so that our ability to compete in the world markets may be impaired.

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

As of June 30, 2023, 28% of BrasilAgro’s assets were located in Paraguay. Paraguay has a history of economic and political instability, exchange controls, frequent changes in regulatory policies, corruption, and weak judicial security. However, in 2013, Paraguay had the highest GDP growth rate in Latin America and the third highest in the world with 14%. Since then, GDP has grown by 4% in 2014, 3% in 2015, 3.8% in 2016, 4.3% in 2017, 3.6% in 2018, 0.2% in 2019, decreased 6.0% in 2020, an increase of 4.1% in 2021 and an increase of 0.08% in 2022. Paraguay’s GDP is closely related to the performance of the Paraguayan agricultural sector, which can be volatile and could adversely affect our business, financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Central Bank of Paraguay participates actively in the exchange market in order to reduce volatility. In 2018, the Paraguayan currency appreciated against the dollar by 6.7%, in 2019 the appreciation was 8.26%, in 2020 the appreciation was 6.7% while in 2021 the it had a decrease by 0.55% and had an increase by 6.92% in 2022. A significant depreciation of the local currency could adversely affect our business, financial condition and results of operations. However, since most of our costs of raw materials and supplies are denominated in U.S. dollars, a significant depreciation of the local currency could adversely affect our business, financial condition and results of operations, as well as impact other expenses, such as professional fees and maintenance costs.

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

As of June 30, 2023, 5% of BrasilAgro’s assets were located in Bolivia. Bolivia is exposed to frequent has a history of economic, social and political instability, exchange controls, frequent changes in regulatory frameworks policies, civic and labor strikes, high tax rates and corruption among state officials, the judiciary and also the private sector.

Bolivia is exposed to high risk of social unrest, causing marches and roadblocks deployed by protesters to pressure the government, increasing disruption risks. Furthermore, protests over environmental issues often overlap significantly with labor disputes, which can escalate into disruptive forms of protest, including site occupations.

In turn, the Bolivian economy is the 14th largest in Latin America and is heavily dependent on export commodities such as natural gas and minerals. Bolivia’s GDP growth over the last decade has been among the highest in Latin America, growing by 4.9% in 2015, 4.3% in 2016, 4.2% in 2017, 4.2% in 2018 and 2.2% in 2019, while in 2020 it had a decrease by 7.3%, an increase of 6.1% in 2021, and an increase of 3.2% in 2022. Within this context, inflation has been relatively low and under control for the last 30 years. The inflation rate for 2023 was around 3.6%. In addition, Bolivia it is in the process of becoming an active partner of MERCOSUR, a common market aiming to gradually integrate economic activity among Brazil, Argentina, Uruguay, Paraguay and Bolivia.

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

•	changes in government policies for biofuels;

•	world inventory levels, i.e., the supply of commodities carried over from year to year;

•	climatic conditions and natural disasters in areas where agricultural products are cultivated;

•	the production capacity of our competitors; and

•	demand and supply of competing commodities and substitutes.

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

According to the United States Department of Agriculture USDA estimates, Argentina’s crops output (wheat, corn and soybean) for the 2022/2023 season will be reaching a production of 101.6 million tons. The estimated production of soybean is supposed to reach 51 million tons, the wheat production 12.6 million tons and the corn production 38 million tons.

The occurrence and effects of disease and plagues can be unpredictable and devastating to agricultural products, potentially rendering all or a substantial portion of the affected harvests unsuitable for sale. Our agricultural products are also susceptible to fungus and bacteria that are associated with excessively humid conditions. Even when only a portion of the production is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs had already been incurred. Although some diseases are treatable, the cost of treatment is high, and we cannot assure you that such events in the future will not adversely affect our operating results and financial condition. Furthermore, if we fail to control a given plague or disease and our production is threatened, we may be unable to supply our main customers, which could affect our results of operations and financial condition.

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

Due to the fact that we do not have all of our crops hedged, we are unable to have guaranteed minimum prices for all of our production and are therefore exposed to significant risks associated with the level and volatility of crop prices. We are subject to fluctuations in crop prices which could result in receiving a lower price for our crops than our production cost. We are also subject to exchange rate risks related to our crops that are hedged, given that our futures and options positions are valued in U.S. dollars, and thus are subject to exchange rate risk.

In addition, if severe weather or any other disaster generates a lower crop production than the position already sold in the market, we may suffer material losses in the repurchase of the sold contracts.

The creation of export taxes may have an adverse impact on our sales and results of operations.

The Argentine Government has imposed new taxes on exports as a mechanism to control inflation and exchange rate fluctuations, increase tax revenues and reduce Argentina’s fiscal deficit.

On December 2015, the Mauricio Macri’s administration announced the reduction of 35% to 30% of export duties on soybean and the removal of all of the export duties for the rest of the products.

For reference purposes, Decree 1343/17 implemented a monthly reduction of 0.5% of the export duty in force on soybean, wheat and soybean oil from January 2018 to December 2019 inclusive.

On September 4, 2018, pursuant to Decree 793/2018, the Argentine Government introduced a 12% rate on export of goods and services, valid until December 31, 2020, which was included in the MERCOSUR Common Nomenclature with a cap of  (i) ARS 3 for each dollar of taxable value or the official FOB price, as appropriate, for the goods and services set forth in Annex I of the aforementioned decree and of (ii) ARS 4 for all other manufactured products. On December 28, 2018, the Argentine Government issued Decree No. 1201/2018 that established, until December 31, 2021, a 5% export tax for services provided in the country, whose effective use or exploitation is carried out abroad. This measure became effective on January 1, 2019.

On the other hand, the Argentine Government has approached in different ways how the withholding scheme on grain exports should have been applied. For such purposes, Decree No. 789/2020, which entered into force on October 6, 2020, provided for the reduction for three months of the withholding on the export of soybeans and their main derivatives. Then the regulation that sets 0% of the rate of the export duty was extended until December 31, 2022 through Decree No. 831. In turn, Decree No. 150/2021 established that the goods must not bear any other rate of export duty.

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

Land-taking is a long-standing problem in Argentina that has escalated throughout the years with every economic crisis.

The spread of land takes has revived an old debate in Argentina. There is a conflict between two groups that claim, on the one hand, a right to decent housing, and on the other hand a group that claims that the right to private property should be respected. Argentina’s constant and cyclical economic crises over the past 50 years have also caused poverty to rise sharply, resulting in a housing deficit.

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

Depending on the assets and/or activities that the company undertakes in Argentina, limitations could be imposed on holding percentages by foreigners in accordance with Law No. 26,737 “Régimen de Protección al Dominio Nacional sobre la Propiedad, Posesión o Tenencia de las Tierras Rurales” which regulates, with respect to foreigners or companies controlled by foreigners, the limits to the ownership and possession of rural lands, regardless of their intended use or production destination.

Besides Argentina, in the rest of the countries where we operate, there are laws in place that impose limitations on the purchase and lease of rural land by foreigners and/or companies controlled by foreigners. Such regulations have been incorporated into the local legislation of those countries, by means of (i) Law No. 1,715 of Bolivia; and (ii) Law No. 2,532 of Paraguay, and bill for the “Proteccion Nacional de las Tierras Rurales”, which we do not know the impact it could have on our operations if it becomes law. In regards to Brazil, for further information concerning this subject, please see “Risks relating to Brazil - The imposition of restrictions on acquisitions of agricultural properties by foreign nationals in Brazil may materially restrict the development of our investment in BrasilAgro.”

A global economic recession could decrease the demand for our products or lower prices.

The demand for the products we sell may be affected by international, national and local economic conditions that are beyond our control. Adverse changes in the real or perceived economic climate, such as rising fuel prices, higher interest rates, falls and / or volatility of real estate and real estate markets, more restrictive credit markets, higher taxes and changes in government policies could reduce the level of demand or prices of the products we produce. We cannot predict the time or duration, magnitude or strength of this slowdown or economic recovery. If a recession continues for a prolonged period of time or worsens, we may experience a declined in long period of declining demand and prices. In addition, economic recessions have and can negatively affect our suppliers, which can lead to interruptions in goods and services and financial losses.

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

We experience substantial worldwide competition in each of our markets in which we operate, and in many of our product lines. The market for cereals, oil seeds and by-products is highly competitive and also sensitive to changes in industry capacity, inventories and cyclical changes in the world’s economies, any of which may significantly affect the selling prices of our products and thereby our profitability. Argentina is more competitive in the oilseed market than in the market for cereals. Due to the fact that many of our products are agricultural commodities, they compete in the international markets almost exclusively on the basis of price. The market for commodities is highly fragmented. Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from other producers is a barrier to expanding our sales in the domestic/foreign market. Many other producers of these products are larger than us, and have greater financial and other resources. Moreover, many other producers receive subsidies from their respective countries while we do not receive any such subsidies from the Argentine Government. These subsidies may allow producers from other countries to produce at lower costs than us and/or to endure periods of low prices and operating losses for longer periods than we can. Any increased competitive pressure with respect to our products could materially and adversely affect our financial condition and results of operations.

Social movements may affect the use of our agricultural properties or cause damage to them.

Social movements, such as the Landless Rural Workers’ Movement (Movimento dos Trabalhadores Rurais Sem Terra) and the Pastoral Land Commission (Comissão Pastoral da Terra) are active in Brazil and advocate for land reform and property redistribution by the Brazilian Government. Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements and, in certain regions, including those where we currently invest, remedies such as police protection or eviction procedures are inadequate or non-existent. As a result, we cannot assure you that our agricultural properties will not be subject to invasion or occupation by any social movement. Any invasion or occupation may materially impair the use of our lands and adversely affect our business, financial condition, and results of operations.

If we are unable to maintain our relationships with our customers, our business may be adversely affected.

Our cattle sales are diversified but we are and will continue to be significantly dependent on a number of third-party relationships, mainly with our customers for crop sales. For the fiscal year of 2023, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 30 customers. Sales to our ten largest customers represented approximately 55% to 60%, of our net agriculture sales. Some of these customers included Cargill, FASA, Bunge Alimentos S.A., ACA, GLENCORE and QUILMES. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

We sell our crop production mainly to exporters and manufacturers that process the raw materials to produce meal and oil, products that are sent to the export markets. The Argentine crop market is characterized by the existence of a few purchasers and a great number of sellers. Although most of the purchasers are international companies with strong financial conditions, we cannot assure you that this situation will remain the same in the future or this market will not get more concentrated in the future.

We may not be able to maintain or form new relationships with customers or others who provide products and services that are important to our business. Accordingly, we cannot assure you that our existing or prospective relationships will lead to a sustained business or the generation of significant revenues.

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

A substantial portion of our assets is farmland, an asset that is highly illiquid.

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

We consolidated our financial statements with our subsidiary BrasilAgro. BrasilAgro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. BrasilAgro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). BrasilAgro is a company that has been operating since 2006. As a result, it has a developing business strategy and an established track record. BrasilAgro’s business strategy may not be successful, and if not successful, BrasilAgro may be unable to successfully modify its strategy. BrasilAgro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in BrasilAgro, this would likely materially and adversely affect our business. As of June 30, 2023, we owned 37.88% (net of treasury shares) of the outstanding common shares of BrasilAgro.

Changes in facts and circumstances may affect our accounting consolidation over BrasilAgro

As of June 30, 2023, we owned 37.88% net of treasury shares of the outstanding common shares of BrasilAgro. We concluded that on accounting basis we exercise “de facto control” on BrasilAgro, based on the following: (i) the percentage and concentration of our voting rights, and the absence of the shareholders with significant voting rights (ii) the record of attendance to Shareholders’ Meetings and the record of votes cast by the other shareholders; and (iii) the effective control exercised by us to direct BrasilAgro’s relevant activities through the Board of Directors, where we appointed five out of nine board members. However, changes in fact pattern that we assessed might result in deconsolidation from an accounting perspective.

Labor relations could negatively impact us.

As of June 30, 2023, approximately 30% of our employees in our Agricultural Business in Argentina were represented by unions under collective agreements. While we currently enjoy good relations with our employees and unions, we cannot assure that such good labor relations will continue in the future positively or that their eventual deterioration does not affect us materially or negatively.

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

As of June 30, 2023, we owned land reserves extending over more than 347,480 hectares that were purchased at very attractive prices. In addition, we have a concession over 132,000 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve returns in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

New restrictions on agricultural and food products we produce that contain genetically modified organisms could be established resulting in a potential adverse effect on our business.

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

We require substantial amounts of fuel oil and other resources for our harvest activities and transportatiton of our agricultural products. We rely upon third parties for our supply of the energy resources consumed in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect our results of operations and financial condition.

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

We currently have and in the past have had certain investments in Argentine Government debt securities, corporate debt securities, and equity securities. In particular, we hold a significant interest in IRSA, an Argentine company that has suffered material losses, particularly during the fiscal years 2001 and 2002. Although our holding of these investments, excluding IRSA, tends to be short term, investments in such securities involve certain risks, including market volatility, which is higher than those typically associated with U.S. Government and corporate securities, and loss of principal.

Some of the issuers in which we have invested and may invest in the future, including the Argentine Government, have in the past experienced substantial difficulties in servicing their debt obligations, which have led to the restructuring of certain indebtedness. We cannot assure that the issuers in which we have invested or may invest will not be subject to similar or other difficulties in the future which may adversely affect the value of our investments in such issuers. In addition, such issuers and, therefore, such investments, are generally subject to the risks that are described in this section with respect to us, and, thus, could have little or no value.

Risks Relating to our Business

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

As of June 30, 2023, CRESUD’s consolidated financial gross debt amounted to ARS 262,052 million. We cannot assure you that we will have sufficient cash flows and adequate financial capacity to finance our business in the future. Although CRESUD is generating sufficient funds from its operating cash flows to meet our debt service obligations and its ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future.

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

Our credit ratings are an important part of maintaining our liquidity. Any downgrade in credit ratings could potentially increase our borrowing costs or, depending on the severity of the downgrade, substantially limit our access to capital markets, require us to make cash payments or post collateral and permit termination by counterparties of certain significant contracts. Factors that may impact our credit ratings include, among others, debt levels, planned asset purchases or sales, and near-term and long-term growth opportunities. A ratings downgrade could adversely impact our ability to access debt markets in the future, increase the cost of future debt, and potentially require us to post letters of credit for certain obligations.

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

For more information see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and capital resources-Indebtedness”.

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

Under Section 3(a)(3) of the Investment Company Act, an investment company is defined in relevant part to include any company that owns or proposes to acquire investment securities that have a value exceeding 40% of such company’s unconsolidated total assets (exclusive of U.S. Government securities and cash items). Investments in minority interests of related entities as well as majority interests in consolidated subsidiaries which themselves are investment companies are included within the definition of “investment securities” for purposes of the 40% limit under the Investment Company Act.

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

As of June 30, 2023, we owned approximately 56.93% equity interest in IRSA (net of treasury shares). Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The U.S. capital markets have historically been an important source of funding for us, and our ability to obtain financing in the future may be adversely affected by a lack of access to the U.S. markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

Risks Relating to IRSA’s business in Argentina

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

As of June 30, 2023, IRSA’s consolidated financial gross debt amounted to ARS 107,941 million. We are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future. For more information see “Item 10. Additional Information-D. Exchange Controls.”

IRSA’s leverage may affect IRSA’s ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the local capital and the macroeconomic conditions of Argentine markets, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require IRSA to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Furthermore, IRSA’s leverage could also affect our competitiveness and limit our ability to pay its debt due to changes in market conditions, changes in the real estate industry and/or future economic downturns.

The success of IRSA’s businesses and the feasibility of IRSA’s transactions depend on the continuity of investments in the real estate markets and IRSA’s ability to access capital and debt financing. In the long term, lack of confidence in real estate investment and lack of access to credit for acquisitions could restrict growth. As part of IRSA’s business strategy, IRSA will strive to increase its real estate portfolio through strategic acquisitions of properties at favorable prices and properties with added value which IRSA’s believe meet the requirements to increase the value of our properties.

IRSA may not be able to generate sufficient cash flows from operations to satisfy IRSA’s debt service requirements or to obtain future financing. If IRSA cannot satisfy IRSA’s debt service requirements or if IRSA defaults on any financial or other covenants in its debt arrangements, the lenders and/or holders of IRSA’s securities will be able to accelerate the maturity of such debt or default under other debt arrangements. IRSA’s ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond its control such as macroeconomic conditions and regulatory changes in Argentina. If IRSA cannot obtain future financing, IRSA may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect IRSA’s ability to generate cash flows and repay its obligations as they become due.

For more information see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and capital resources-Indebtedness”.

IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

As of June 30, 2023, most of IRSA’s revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of IRSA’s office buildings are located in Buenos Aires and a substantial portion of IRSA’s revenue is derived from such properties. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, IRSA could be largely affected by economic conditions or by other effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect its ability to comply with IRSA’s debt service and fund operations.

The loss of tenants could adversely affect our operating revenue and value of our properties.

Although no single tenant represents more than 6.9% of IRSA’s revenues in any fiscal year, if a significant number of tenants at its retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if IRSA failed to retain them, IRSA’s business could be adversely affected. Further, IRSA’s shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of IRSA’s shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if IRSA is not able to successfully release the affected space, could have a material adverse effect on both the operating revenue and underlying value of the properties involved.

IRSA may face risks associated with acquisitions of properties, future acquisitions may not be profitable and the properties IRSA acquires may be subject to unknown liabilities.

As part of IRSA’s growth strategy, IRSA has acquired, and intends to do so in the future, properties, including large properties, that tend to increase the size of our operations and potentially alter our capital structure. Although IRSA believes that the acquisitions IRSA has completed in the past and that IRSA expects to undertake enhance IRSA’s financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

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

IRSA’s performance is subject to the risks associated with its properties and with the real estate industry.

IRSA’s operating performance and the value of its real estate assets, and as a result, the value of its securities, are subject to the risk that its properties may not be able to generate sufficient revenue to meet its operating expenses, including debt service and capital expenditures, its cash flow needs and its ability to service our debt service obligations. Events or conditions beyond its control that may adversely affect its operations or the value of its properties include:

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

The success of IRSA’s business and profitability of its operations depend on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain IRSA’s growth and the maintenance of our current business and operations. As part of IRSA’s strategy, IRSA intends to increase its properties portfolio through strategic acquisitions at favorable prices, where IRSA believes it can bring the necessary expertise to enhance property values. In order to pursue acquisitions, IRSA may require capital or debt financing. Disruptions in the financial markets may adversely impact IRSA’s ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. IRSA’s ability to make scheduled payments or to refinance IRSA’s existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, we cannot provide assurances that Argentine Government responses to such disruptions will restore investor confidence.

In September 2021, Evergrande, one of China’s largest real estate companies, announced that it would be unable to pay its debt obligations. Since then, the markets have been negatively affected by the announcement. On August 2023, Evergrande filed for Chapter 15 bankruptcy seeking recognition of foreign restructuring proceedings in the High Court of Hong Kong and in the High Court of the Eastern Caribbean Supreme Court in the British Virgin Islands. As of December, 2022, the real estate industry in China accounts for approximately 26% of China’s economic activity, and more than two-thirds of household wealth is tied up in real estate.

We cannot predict whether, and to what extent, the uncertainty of the property crisis in China may and how will affect our business, stabilize the markets or increase liquidity and the availability of credit.

IRSA’s revenue and profit may be materially and adversely affected by continuing inflation and economic activity in Argentina.

IRSA’s business is mainly driven by consumer spending since a portion of the revenue from its Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, IRSA’s revenues and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption. Consumer spending is influenced by many factors beyond IRSA’s control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

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

The properties that IRSA acquires may be subject to unknown liabilities, in respect to which IRSA may have limited or no recourse to the former owners. If a liability were asserted against IRSA based on IRSA’s ownership of an acquired property, IRSA may be required to incur significant expenditures to settle, which could adversely affect IRSA’s financial results and cash flow. Unknown liabilities relating to acquired properties could include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	the costs of changes in laws or in governmental regulations (such as those governing usage, zoning and real property taxes or exchange controls regulations imposed by the BCRA); and

•	liabilities incurred in the ordinary course of business.

IRSA’s dependence on rental income may adversely affect IRSA’s ability to meet IRSA’s debt obligations.

A substantial part of IRSA’s revenue is derived from rental income. As a result, IRSA’s performance depends on its ability to collect rent from IRSA’s tenants. IRSA’s revenue and profits would be negatively affected if a significant number of its tenants or any significant tenant were to:

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

Real estate investments are relatively illiquid and this tends to limit our ability to change the mix of IRSA’s portfolio in response to economic circumstances or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments (if any), real estate taxes and maintenance costs, are generally not reduced when an investment generates lower revenue. If revenue from a property declines while expenses remain the same, our results of operations would be adversely affected. Certain properties are mortgaged and if we were unable to meet our underlying payment obligations, we could suffer losses as a result of foreclosures on those mortgaged properties. Furthermore, if we are required to dispose of one or more of our mortgaged properties, we would not be able to obtain release of the mortgage interest without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In this kind of transactions, we may agree not to sell the acquired properties for a considerable time which could affect our results of operations.

Some of the land IRSA has purchased is not zoned for development and IRSA may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

IRSA owns several plots of land which are not zoned for our intended development plans. In addition, IRSA has not yet applied for the required land-use, building, occupancy and other required governmental permits and authorizations for these properties. We cannot assure you that IRSA will continue to be successful in its attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be delayed or rejected. Moreover, IRSA may be affected by building moratorium and anti-growth legislation. If IRSA is unable to obtain the governmental permits and authorizations we need to develop our present and future projects as planned, IRSA may be forced to make unwanted modifications to such projects or abandon them altogether.

IRSA may face risks associated with land-takings in Argentina.

Land-taking is a long-standing problem in Argentina that has escalated throughout the years with every economic crisis.

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

Although IRSA is liquid as of the date of this Annual Report, IRSA must maintain liquidity to fund its working capital, service its outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, IRSA could be forced to curtail its operations or may not be able to pursue new business opportunities.

IRSA’s growth strategy is focused on the development and redevelopment of properties IRSA already owns and the acquisition of additional properties for development. As a result, IRSA is likely to have to depend to an important degree on the availability of capital financing, which may or may not be available on favorable terms if at all. IRSA cannot assure you that additional financing, refinancing or other capital will be available in the amounts IRSA requires or on favorable terms. IRSA’s access to debt or equity capital markets depends on a number of factors, including the market’s perception of IRSA’s growth potential, IRSA’s ability to pay dividends, IRSA’s financial condition, IRSA’s credit rating and its current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing IRSA’s growth strategy on satisfactory terms or at all.

The capital and credit markets for Argentina have been experiencing extreme volatility and disruption since the last years. If IRSA’s current resources does not satisfy our liquidity requirements, IRSA may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of risk in Argentina, of IRSA’s company or the industry generally. IRSA may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

A downgrade in IRSA’s credit rating could negatively impact our cost of and ability to access capital.

IRSA’s credit ratings are an important part of maintaining its liquidity. Any downgrade in credit ratings could potentially increase IRSA’s borrowing costs or, depending on the severity of the downgrade, substantially limit IRSA’s access to capital markets, require IRSA to make cash payments or post collateral and permit termination by counterparties of certain significant contracts. Factors that may impact IRSA’s credit ratings include, among others, debt levels, planned asset purchases or sales, and near-term and long-term growth opportunities. Factors such as liquidity, asset quality, cost structure, product mix, and others are also considered by the rating agencies. A ratings downgrade could adversely impact IRSA’s ability to access debt markets in the future, increase the cost of future debt, and potentially require IRSA to post letters of credit for certain obligations.

Adverse incidents that occur in IRSA’s shopping malls may result in damage to IRSA’s reputation and a decrease in the number of customers.

Given that IRSA’s shopping malls are open to the public, with significant circulation of people, accidents, theft, robbery, public protest, pandemic effects and other incidents may occur in our facilities, regardless of the preventative measures we adopt. If such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer, which may cause a reduction in the sales volume and operating income of our shopping malls.

Argentine laws governing leases impose restrictions that limit IRSA’s flexibility.

Argentine laws governing leases impose certain restrictions, including the imposition of a three-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

On August 23, 2023, the Chamber of Deputies approved a draft amendment to the lease law, aiming to reduce the minimum term of lease agreements to a two years and establish an adjustment to the rental fee using the CPI published by the INDEC, or a combination of permitted indexes, as the parties may agree. Also, this bill established that rental value adjustments could be made at periods agreed upon by the parties, which should be no shorter than four months.

This bill was approved by the Chamber of Deputies and subsequently discussed by the Senate. The Senate agreed to make changes to the bill. These changes include: (i) that the minimum term of the lease agreements is maintained at three years, (ii) that the minimum update of the value of the rental fee is made every six months, and (iii) that the Casa Propia coefficient index, developed by the Ministry of Territorial Development and Habitat (Ministerio de Desarrollo Territorial y Hábitat) is used to adjust the increase in the rental fee.

On October 11, 2023, in light of the proposed changes made by the Senate, the Chamber of Deputies revisited and approved the text proposed by the Senate, and the bill was enacted into law with the scope set forth above.

We cannot predict at this time how the approval of this new law may affect our business, the result of our operations, or our financial situation.

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

We cannot predict at this time how the approval of this new law may affect IRSA’s business, the result of IRSA’s operations, or IRSA’s financial condition.

IRSA may be liable for certain defects in IRSA’s buildings.

The Argentine Civil and Commercial Code imposes liability for real estate developers, builders, technical project managers and architects in case of hidden defects in a property for a period of three years from the date title on the property is tendered to the purchaser, even when those defects did not cause significant property damage. If any defect affects the structural soundness or makes the property unfit for use, the liability term is ten years.

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

Climate change may have adverse effects on IRSA’s business.

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

Climate change implies multiple drivers of financial risk that could adversely affect us:

•

Transition risks: the move to a low-carbon economy, both at idiosyncratic and systemic levels -such as through policy, regulatory and technological changes, and business and consumers preferences- could increase our expenses and impact our strategies.

•

Physical risks: discrete events, such as flooding and wildfires, and extreme weather impacts and longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with.

•	Liability risks: parties who may suffer losses from the effects of climate change may seek compensation from state entities, regulators, investors and lenders, among others.

•

Credit risks: physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

•

Market and liquidity risks: market and liquidity changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation. Companies could face liquidity risks derived from cash outflows targeted to improve their reputation in the market or solve climate-related problems.

•	Operational risks: severe weather events could directly impact business continuity and operations both of customers and ours operations.

•

Regulatory compliance risks: increased regulatory compliance risk may result from the increasing pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.

•	Conduct risks: increasing demand for “green” products where there are differing and developing standards or taxonomies.

•

Reputational risk: our reputation and client relationships may be damaged as a result of our practices and decisions related to climate change, social and environmental matters, or to the practices or involvement of our clients vendors or suppliers, in certain industries or projects associated with causing or exacerbating climate change.

Initiatives to mitigate or respond to climate change may impact market and asset prices, economic activity, and customer behavior, particularly in emissions intensive industry sectors and geographies affected by these changes. Any of the conditions described above, or failure to effectively manage and disclose these risks could adversely affect our business, prospects, reputation, financial performance or financial condition.

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

IRSA is subject to risks inherent to the operation of office buildings that may affect IRSA’s profitability.

Office buildings are exposed to various factors that may affect their development, administration and profitability, including the following factors:

•	lower demand for office space as a consequence of the implementation of hybrid and home office work;

•	a deterioration in the financial condition of our tenants that causes defaults under leases due to lack of liquidity, access to capital or for other reasons;

•	difficulties or delays renewing leases or re-leasing space;

•	decreases in rents as a result of oversupply, particularly offerings at newer or re-developed properties;

•	competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants;

•	maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings;

•	exchange controls that may interfere with their ability to pay rents that generally are pegged to the U.S. dollar;

•	the consequences of a pandemic, epidemic or disease outbreak that would produce lower demand for offices spaces; and

•	an increase in our operating costs, caused by inflation or by other factors could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses.

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

In addition, IRSA may face claims for the enforcement of labor laws in Argentina. Many companies hire personnel from third parties that provide outsourced services, and sign indemnity agreements if labor claims from employees of such third parties arise. However, in recent years several courts have rejected the existence of independence in those labor relations and ruled that joint and several responsibilities by both companies.

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

IRSA currently have insurance policies in place that cover potential risks such as civil liability, fire, lost profit and floods, including extended coverage and losses from leases on all of IRSA’s properties. Although we believe the policy specifications and insured limits of these policies are customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in Argentina. In the event of a loss that was not insured or a loss in excess of insured limits, IRSA could lose all or a portion of the capital IRSA has invested in a property, as well as its anticipated future revenue. In such an event, IRSA might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. IRSA cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of IRSA’s properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and the existence of mold or, if offered, these types of insurance may become too expensive.

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

•	affluence of tourists, which can be affected by a slowdown in global and local economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

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

As of June 30, 2023, 61.1% of IRSA’s workforce was represented by unions under collective bargaining agreements. Although IRSA currently enjoys good relations with IRSA’s employees and their unions, IRSA cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

IRSA’s results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect IRSA’s business, results of operations and financial condition.

During the year ended June 30, 2023, IRSA had fair value loss on investment properties of ARS 49,145 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, IRSA will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

We cannot guarantee whether changes in market conditions will increase, maintain or decrease the historical average fair value gains on our investment properties or at all. In addition, the fair value of our investment properties may materially differ from the amount we receive from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of our investment properties in the future or if our investment properties are disposed of at significantly lower prices than their valuation or appraised value, our business, results of operations and financial condition may be materially and adversely affected.

Due to the currency mismatches between IRSA’s assets and liabilities, IRSA has high currency exposure.

As of June 30, 2023, the majority of its liabilities, such as its Series VIII, XI, XIII, XIV, XV, XVI and XVII Notes, were denominated in U.S. dollars while the Company’s revenues are mainly denominated in Pesos. This currency gap mainly affects our operational flows to pay interests of our U.S. dollar denominated debt, considering our assets are transacted in U.S dollars.  In addition, restrictions to access to MULC to acquire the required U.S. dollars to pay our U.S. dollar denominated debt or future regulations that may be enacted establishing a different exchange rate (higher than the current official exchange rate) to convert the Pesos into U.S. dollars  exposes us to a risk of volatility, which may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affected our ability to pay interests of our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of IRSA’s debt in Pesos, which further adversely affects the results of IRSA’s operations and financial conditions and may increase the collection risk of IRSA’s leases and other receivables from our tenants and mortgages, most of which generate Peso denominated revenue.

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

As of June 30, 2023, IRSA owns 50% of Quality Invest S.A., which was recently sold (see “Recent Developments - Sale of Quality Invest S.A.”). In the Sales and Developments segment, IRSA owns 50% of the equity of Puerto Retiro and 50% of the equity of Cyrsa S.A. In the Hotel segment, IRSA owns 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group. In the Shopping Malls segment IRSA owns 50% of the equity of Nuevo Puerto Santa Fe S.A., which is the tenant of a building in which it built and currently operates “La Ribera” shopping mall.

In addition, IRSA holds approximately 29.91% of the equity of Banco Hipotecario, of which the Argentine Government is the controlling shareholder.

IRSA could engage in a dispute with one or more of its joint venture partners or controlling shareholders in an investment that might affect its ability to operate a jointly-owned property. Moreover, its joint venture partners or controlling shareholders in an investment may, at any time, have business, economic or other objectives that are inconsistent with its objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of its investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, its joint venture partners or controlling shareholders in an investment may have competing interests in their markets that could create conflicts of interest. If the objectives of its joint venture partners or controlling shareholder in an investment are inconsistent with our own objectives, IRSA will not be able to act exclusively in our interests.

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

IRSA is dependent on our Board of Directors, senior management and other key personnel.

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

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through Cresud S.A.C.I.F. y A. As of June 30, 2023, such beneficial ownership consisted of 471,976,181 common shares held by Cresud S.A.C.I.F. y A. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of June 30, 2023, Mr. Eduardo S. Elsztain also beneficially owned approximately 58.2% of IRSA’s common shares. IRSA cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Disease outbreaks or other public health concerns could reduce traffic in IRSA’s shopping malls.

As a result of the Covid-19 pandemic, the Argentine government enacted several regulations limiting the operation of schools, cinemas and shopping malls, which has significantly reduced traffic at our shopping malls. See “Risks Relating to Argentina -The emergence and spread of a pandemic-level disease or threat to public health, such as Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations.” IRSA cannot assure you that new disease outbreaks or health hazards will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists’ activity. The recurrence of such a scenario could adversely affect IRSA’s business and IRSA’s results of operations.

Risks Relating to IRSA’s Investment in Banco Hipotecario

As of June 30, 2023, IRSA owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario. Banco Hipotecario’s assets as of such date were ARS 672,049.9 million. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

The growth and profitability of Argentina’s financial system partially depend on the development of long-term funding. During 2019, Central Bank reserves registered an abrupt fall mainly due to U.S. dollars sales by the Central Bank and the National Treasury to the private sector; cancellation of public debt; and outflow of U.S. dollars deposits from the private sector. As a consequence, there is a reduction of loans denominated in U.S. dollars. Since most deposits in the Argentine financial system are short-term, a substantial portion of the loans have the same or similar maturities, and there is a small portion of long-term credit lines. The uncertainty with respect to the level of inflation in future years is a principal obstacle to a faster recovery of Argentina’s private sector long-term lending. This uncertainty has had, and may continue to have a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. If longer-term financial intermediation activity does not grow, the ability of financial institutions, including Banco Hipotecario, to generate profits will be negatively affected.

Banco Hipotecario issues debt in the local and international capital markets as one of its sources of funding and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

In recent years, Banco Hipotecario has diversified its financing sources by increasing deposits. Still, Banco Hipotecario remains having presence in the local and international capital markets. As of June 30, 2023, the issuance of notes represented 2.8% of its total liabilities. The ability of Banco Hipotecario to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. Banco Hipotecario has no control over capital markets conditions, which can be volatile and unpredictable.

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

The asset quality of financial institutions is exposed to the non-financial public sector and Central Bank’s indebtedness.

Financial institutions carry significant portfolios of bonds issued by the Argentine Government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 16.8% towards the end of 2022. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the Argentine Government’s ability to foster sustainable long-term growth, generate fiscal revenue and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2023, Banco Hipotecario’s total exposure to the public sector was ARS 80,932.20 million, which represented 12.04% of its assets as of that date, and the total exposure to securities issued by the Central Bank was ARS 144,256.44 million, which represented 21.47% of its total assets as of June 30, 2023.

Banco Hipotecario could suffer losses in its investment portfolios due to volatility in the capital markets and in the exchange rate, which could significantly affect Banco Hipotecario's financial condition and results of operations.

As of June 30, 2023, Banco Hipotecario had a total exposure in Leliq of ARS 141,818 million, and had arranged swap transactions with the Central Bank against Leliq amounting to ARS 221,303 million. Banco Hipotecario could suffer losses related to its U.S. dollar investments due to changes in market prices, defaults, fluctuations in market interest rates and exchange rates, changes in the market perception of the credit quality of both public sector instruments and private issues, or other reasons. A decline in the performance of the capital markets may cause Banco Hipotecario to record net losses due to a decrease in the value of its investment portfolios, in addition to losses from trading positions caused by volatility in financial market prices, even in the absence of a general economic downturn. Any of these losses could have a material adverse effect on Banco Hipotecario's financial condition and results of operations.

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

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Central Bank and other regulatory authorities. The Central Bank may penalize Banco Hipotecario and its directors, members of the Executive Committee and members of its Supervisory Committee, in the event of any breach of the applicable regulation. Potential sanctions, for any breach of the applicable regulations, may vary from administrative and/or disciplinary penalties to criminal sanctions. Similarly, the CNV, which authorizes securities offerings and regulates the capital markets in Argentina, has the authority to impose sanctions on us and Banco Hipotecario’s Board of Directors for breaches of corporate governance established in the capital markets laws and the CNV Rules. The UIF regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

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

Banco Hipotecario’s obligations as trustee of PROCREAR trust are limited.

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

Risks Relating to the ADSs and the Common Shares.

Shares eligible for sale could adversely affect the price of our common shares and ADSs.

The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders of common shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The ADSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Cresud, which as of June 30, 2023, was the beneficial owner of approximately 38.5% (without considering treasury shares) of our common shares (or approximately 228,519,673 common shares which may be exchanged for an aggregate of 22,851,967 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

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

Although the ADSs are listed on the NASDAQ Global Market, as a foreign private issuer we are able to rely on home country governance requirements rather than relying on the NASDAQ corporate governance requirements. See “Item 16.G. Corporate Governance-Compliance with NASDAQ listing standards on corporate governance.” Additionally, as a foreign private issuer, we are exempt from certain rules under the Exchange Act including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until four months after the end of each fiscal year, while United States domestic issuers that are accelerated filers are required to file their Annual Report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders companies that are not foreign private issuers.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2023, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretations. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—F. Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for them such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as reporting requirements. See “Item 10. Additional Information—F. Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or ADSs.

Law No. 26,893, which amended Law No. 20,628 (the “Income Tax Law”), was enacted on September 12, 2013, and published in the Official Gazette on September 23, 2013. According to the amendments, the distribution of dividends by an Argentine corporation was subject to income tax at a rate of 10.0%, unless such dividends were distributed to Argentine corporate entities.

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

As a holder of ADS, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the common shares underlying your ADSs and holders may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in the CNV’s website, an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of BASE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the ADS Depositary. If we ask the ADS Depositary to do so, the ADS Depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the ADS Depositary as to voting the common shares represented by their ADSs. Under the deposit agreement, the ADS Depositary is not required to carry out any voting instructions unless it receives a legal opinion from us that the matters to be voted on would not violate our by‑laws or Argentine law. We are not required to instruct our legal counsel to give that opinion. Due to these procedural steps involving the ADS Depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares and common shares represented by ADSs may not be voted as you desire.

We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

In addition to the trading of our ADSs in the United States, our common shares are traded in Argentina. Trading the ADSs or our common shares on these markets will take place in different currencies (U.S. dollars on the NASDAQ and Pesos on ByMA), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of these securities on these two markets may differ due to these and other factors. Any decrease in the price of our common shares on ByMA could cause a decrease in the trading price of the ADSs on the NASDAQ. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying common shares for trading on the other market without effecting necessary procedures with the ADS Depositary. This could result in time delays and additional cost for holders of ADSs.

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

In this regard, the Argentine Government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine Government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that ADS Depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffer delays under the current foreign exchange market regulations or be subject to any additional restrictions, such as a different exchange rate to convert the Pesos into U.S dollars, that may be higher than the current official exchange rate. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. See “Item 10. Additional Information-D Exchange Controls.”

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

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings and/or Other Reserves, if any, to the extent set forth in our Audited Financial Statements prepared in accordance with IFRS. Our shareholders’ ability to receive cash dividends may be limited by the ability of the ADS Depositary to convert cash dividends paid in Pesos into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, to the extent that the depositary can in its judgment convert Pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the depositary will promptly as practicable convert or cause to be converted all cash dividends received by it on the deposited securities into U.S. dollars. If in the judgment of the depositary this conversion is not possible on a reasonable basis (including as a result of applicable Argentine laws, regulations and approval requirements), the depositary may distribute the foreign currency received by it or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your ADSs.

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Under the deposit agreement, the ADS Depositary will not exercise rights on your behalf or make rights available to you unless we instruct it to do so, and we are not required to give that instruction. In addition, you may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your ADSs unless a registration statement under the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the ADS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of common shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe for. However, shareholders who have a conflict of interest with us and do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to LGS or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Our warrants are exercisable under limited circumstances and will expire.

On March 10, 2021, we issued an aggregate of 90,000,000 warrants to purchase 90,000,000 of our common shares, and will expire on March 10, 2026. Each warrant entitles its holder to purchase one common share. Each warrant will be exercisable only if the common share rights or ADS rights to which such warrant relates have been exercised, and such warrant will be exercisable after 90 days following its issuance during the nine-day period from and including the 17th through the 25th day of each February, May, September and November (to the extent such dates are business days in New York City and Buenos Aires, Argentina). As of the date of this Annual Report, there are 88,236,618 warrants outstanding.

Item 4. Information on the Company

A. History and Development of the Company

General Information

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, and our commercial name is “Cresud”. We were incorporated and organized on December 31, 1936, under Argentine law as a stock corporation (sociedad anónima) and were registered with the IGJ, on February 19, 1937 under number 26, on page 2, book 45 of National By-laws Volume. Pursuant to our bylaws, our term of duration expires on June 6, 2082.

Our common shares are listed and traded on the ByMA and our ADSs representing our common shares are listed on the NASDAQ. Our headquarters are located at Carlos M. Della Paolera 261, 9th Floor (C1001ADA), City of Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar. Information contained in or accessible through our website is not a part of this Annual Report. We assume no responsibility for the information contained on these sites.

Our depositary agent for the ADSs in the United States is The Bank of New York Mellon whose address is 240 Greenwich Street, New York, NY 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U. S. calls and +1-201-680-6825 for calls outside U.S.

History

We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to manage real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and in 1960 were listed on the BASE. During the 1960s and 1970s, our business shifted to exclusively agricultural activities.

During 1993 and 1994, Consultores Asset Management acquired on behalf of certain investors approximately 22% of our outstanding shares on the Buenos Aires Stock Exchange. In late 1994, an investor group led by Consultores Asset Management (and including Dolphin Fund plc., currently Dolphin Fund Ltd.) purchased additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1995, we increased our capital through a rights offering and global public offering of ADSs representing our common shares and listed such ADSs on the NASDAQ. We started our agricultural activities with seven farmlands and 20,000 hectares under management.

In 2002, we acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud, and in 2009, we increased our ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary. As of June 30, 2023, we had a 56.93% equity interest in IRSA (net of treasury shares) and a majority of our directors are also directors of IRSA. IRSA is one of Argentina’s largest real estate companies and is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping malls and luxury hotels, as well as the sales and development residential properties, it has a 29.9% interest in Banco Hipotecario, one of the main financial institutions in the country, and selected investments outside of Argentina. IRSA’s common shares are listed and traded on the ByMA and IRSA’s GDSs representing its common shares are listed on the NYSE.

In March 2008 we made a follow on offering for up to 180 million shares in the local and international markets, which were fully subscribed, for a total amount of USD 288 million. The proceeds allowed us to expand our international operations to Paraguay and Bolivia, currently we run these operations through BrasilAgro.

In line with our international expansion strategy, in September of 2005 we participated in the creation of BrasilAgro with the purpose of replicating our business model in Brazil. We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Investments S.A. and Agro Managers S.A. On May 2, 2006, BrasilAgro’s shares were listed on the Novo Mercado of the Brazilian Stock Exchange with the symbol AGRO3 and on November 8, 2012, BrasilAgro’s ADSs became listed on the NYSE, under the ticker LND. In February 2021, it made a capital increase for BRL 440 million shares, we subscribed shares in the capitalization. In addition, in May 2021 we exercised warrants that had been granted to the founders of the Company at the initial public offering, before its maturity. As a result of our follow-on subscription and the warrants exercise we increased our stake in BrasilAgro, net of treasury shares, to 39.4%. As of June 30, 2023, our interest in BrasilAgro was 37.88% (net of treasury shares).

Also, we provide the best services for the agricultural community through our subsidiaries. We boost our clients’ businesses through the consulting, marketing and storage services operated by FyO, which main business is crop trading (crop brokerage, futures and options, consulting, logistics and financial services) and sale and distribution of own inputs and third-party products. As of June 30, 2023, we had a 49.55% equity interest in FyO.

We are pioneers in creating the first online agro marketplace, Agrofy, which is already operating in Argentina, Brazil and Uruguay with regional expansion plans. Agrofy continued to position itself this year as the leading online business platform for agriculture in Argentina, Brazil and Uruguay, exceeding 40 million visits. As of June 30, 2023, our interest in Agrofy is 18.6% and 1.7% of the capital stock through BrasilAgro. Looking ahead to next year, the company will continue working on its expansion plans to other countries in the region.

As of June 30, 2023, we owned, directly and through our subsidiaries, 27 farms, with a total area of 616,803 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years.

During our fiscal year ended June 30, 2022, a reorganization process was completed by virtue of which IRSA and IRSA CP executed a Merger Agreement pursuant to which IRSA CP merged into IRSA, by way of absorption by IRSA of IRSA CP, and IRSA assumed, by universal succession, all of the assets and liabilities and succeed to all of the rights and obligations of IRSA CP effective as of July 1, 2021. The merger of IRSA CP with IRSA as surviving corporation was duly registered by the corresponding Argentine control authorities on April 27, 2022.

Significant acquisitions, dispositions and development of business

Agricultural Business

Panamby Farm (Brazil)

On September 12, 2022, BrasilAgro has acquired a farmland located in the municipality of Querệncia, state of Mato Grosso, Brazil. The property has an arable area of 5,400 hectares (10,800 hectares of total area), of which 80% are suitable for second crop. The acquisition value is BRL 285.6 million (equivalent to 302 soybean bags per arable hectare at the date of transaction), which will be paid in two installments, a down payment of BRL 140 million at the signing of the contract and a second installment of BRL 145.6 million that will be paid on August 21, 2023.

Sale of fraction of farm “Morotí” (Paraguay)

On October 6, 2022, BrasilAgro completed the sale of a fraction of 863 hectares (498 arable hectares) of the “Morotí” farm located in the State of Boquerón, Paraguay. The sale value was USD 1.5 million, and the buyer made an initial payment of USD 748.5 thousand. The remaining balance will be paid in three equal annual instalments. This fraction of the field was valued on the books at BRL 853 thousand. After this transaction, a remainder of 58,722 hectares of this field remains in the hands of BrasilAgro.

Rio do Meio II Farm (Brazil)

On November 8, 2022, BrasilAgro signed a contract for the sale of 1,965 hectares (1,423 arable hectares) of the Rio do Meio farm, a rural property located in the municipality of Correntina - Bahia, which was acquired in January 2020. The value to be paid was set at 291 soybeans bags, equivalent to BRL 62.4 million on the date of the transaction. The buyer made an initial payment of BRL 17.7 million. The contract establishes a schedule for the transfer of ownership and revenue is recognized in four stages. The first was completed on November 14, 2022, and a revenue of BRL 20 million was recognized. The other phases are scheduled for July of each year until 2025. This fraction of the field was valued on the books at BRL 17.8 million. After this transaction, a remnant of 5,750 hectares of said farm remains in the hands of Brasilagro.

Sale of farm “Araucaria” (Brazil)

In March 2023, Brasilagro signed two contracts for the sale of the remaining surface of 5,517 hectares (4,011 arable hectares) of its Araucaria farm, located in the municipality of Mineiros, State of Goiás, Brazil.

The first transaction was carried out on March 28, 2023, selling 5,185 hectares (3,796 arable hectares) at a value of 790 soybeans bags per arable hectare, equivalent to BRL 409.3 million as of the date of the transaction. The amounts will be paid in 7 instalments, the first on July 30, 2023, and the second on August 16, 2023, and the balance are scheduled for March 1 of each year until 2028. The domain transfer was made on June 15, 2023.

The second transaction was carried out on March 29, 2023, in which 332 hectares (215 arable hectares) were sold for a value of 297 soybeans bags per arable hectare, equivalent to BRL 8.5 million on the date of the transaction. The amounts will be paid in 5 instalments, of which the first was collected on April 14, 2023, and the others are scheduled for March 30 of each year until 2027. The domain transfer was made on May 31, 2023.

Sale of fraction of farm “Jatoba VII” (Paraguay)

On June 29, 2023, BrasilAgro completed the sale of 4,408 hectares (3,202 arable hectares) of the “Jatobá VII” farm, located in the municipality of Jaborandi - Bahia. The sale value was BRL 121.6 million (equivalent to 952,815 soybean bags). Payments will be in BRL and made in 7 annual instalments, making the first of them at the time of signing the contract. The remaining instalments are scheduled for July 31 of each year until 2029.

Farm purchase - Los Sauces

On June 30, 2023, Cresud signed the deed for the acquisition and obtained control of the 1,250-hectare “Los Sauces” farm (1,200 arable agricultural hectares) located in the department of Conhello, province of La Pampa. The purchase price was USD 4.5 million. As of the date of these Annual Report, there is a pending balance of USD 2.7 million to be paid in three installments, the first for USD 1.3 million payable on April 30, 2024, the second for USD 0.7 million on December 20, 2024 and the third for USD 0.7 million on December 20, 2025.

Urban property business and investments

“261 Della Paolera” floors sales

On August 17, 2022, IRSA sold and transferred one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 square meters and 8 parking spaces located in the building. The transaction price was approximately USD 12.6 million (USD/square meters 10,600), which has already been paid.

On February 28, 2023, the deed for the sale of 2 floors with a total of 2,394 square meters, 18 parking spaces, and 4 complementary units of the aforementioned building was signed. The transaction price was USD 22.5 million, which has already been paid.

On March 28, 2023, the deed for the sale of 5 floors with a total of 5,922 square meters, 49 parking spaces, and 10 complementary units of the same building was signed. The transaction price was USD 58.7 million, which had already been paid.

For information see “Recent Developments—IRSA’s Recent Developments—261 Della Paolera floors sales”.

Barter transaction Córdoba

On August 18, 2022, the transfer of ownership was made as an exchange of the Property “Lot 16” located in the province of Córdoba. The price of the transaction was USD 2 million, and in exchange, the client assumed the commitment and the obligation to transfer, under the horizontal property regime, future real estate which will consist of functional units (apartments) and complementary units (storage rooms). The construction and completion of this real estate will be at the client’s sole expense.

Zetol - Sell of plot and Carrasco Boating Trust interest

On November 23, 2022, Zetol, subsidiary of Liveck S.A., sold the property number 46,931 located in Ciudad de la Costa, department of Canelones, to the Boating Trust for an amount of USD 8 million. The form of payment was the equivalent of USD 6 million in units and USD 2 million remains as an account receivable.

The units were delivered to the Maneiro family as partial cancellation of the debt that Liveck maintains with them for the purchase of the shares of Zetol.

Also, on the same date, a novation agreement was entered into between Zetol and the Carrasco Boating Trust, replacing the receivable of USD 2 million that Zetol had for the sale of the plot, becoming trustor and beneficiary of the Carrasco Boating Trust that will carry out the real estate development. As a result, Zetol has the right to receive the net proceeds from the sale of units, equivalent to 791.7 square meters.

Purchase of property on Paseo Colón Avenue

The Company purchased by public auction from the GCBA, a property located at 245 Paseo Colón Avenue and 12 parking spaces located at 275 Paseo Colón Avenue. The property, with potential for mixed uses, has 13 stories of offices space in a covered area of approximately 13,700 sqm and an underground parking area. The purchase price was ARS 1,435 million, which was paid in full. On March 7, 2023, the transfer deed of ownership was signed.

On May 29, 2023, the title transfer deed was signed and simultaneously the Company signed a bailment agreement with GCBA, which will maintain possession of the property free of charge for a period of 18 months (with the option to require a 6-month extension with a lease agreement), in accordance with the conditions agreed upon in the auction.

Purchase of We Are Appa´s common-shares

On June 22, 2023, IRSA purchased 5.04% of the common shares of We Are Appa for a purchase price of USD 115,000, which is equivalent to ARS 55.3 million. As a result, IRSA's holding in We Are Appa increased to 98.67% of the share capital.

Barter transaction Conil

On June 27, 2023, the barter transaction was signed with Fideicomiso Esquina Guemes, which received 2 commercial premises, 2 apartments units and 4 parking spaces of the property located at Avenida General Güemes 898, Avellaneda district, province of Buenos Aires, which they were classified as “trading properties”. Likewise, a partial amendment of the barter transaction contract was signed, with which the parcel of land initially alloted is reincorporated.

Barter transaction Air Space Coto “Tower 2”

On June 30, 2023, in compliance with the barter transaction entered into in June 2016 with Abasto Twins S.A., the assignment of a functional parking space and the aerial right to raise of the “Tower 2 of  Coto Abasto” for a price of USD 3 million was signed, for which the sum of USD 15,250 was received in cash, and as non-cash consideration, the obligation to receive at least 29 functional units of the future tower, representing the equivalent of 20% of the square meters of the plans approved by the Government of the City of Buenos Aires, for the construction of the tower, with a minimum insured of 1,639 square meters.

For information of significant acquisitions, dispositions and development of business after June 30, 2023, please see “Recent Developments”.

Recent Developments

Cresud’s Recent Developments

General Ordinary and Extraordinary Shareholders’ Meeting

On September 5, 2023, we informed that our Board of Directors had resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting, which was held on October 5, 2023, resolving the following:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Approval of the documents contemplated in section 234, paragraph 1, of LGS for the fiscal year ended June 30, 2023.

3. Approval of the allocation of the net income for the fiscal year as follows: (i) ARS 2,141,753,578.64 to the Legal Reserve, which sum, upon being adjusted, amounts to ARS 2,561,020,945.02 in accordance with the laws in force and, (ii) the balance of ARS 40,693,317,994.15, which sum, adjusted as of the date of this meeting, amounts to ARS 48,659,397,955.44, to the distribution of a dividend to the shareholders in proportion to their shareholding interests, payable (a) in cash, in the amount of ARS 22,000,000,000; (b) in kind, that is in shares issued by IRSA owned by the Company and for an amount of 22,090,627 shares of a par value of ARS 10.00, which amount was adjusted for inflation following the distribution of fully paid-up shares and the change in the par value, by means of an exchange ratio whereby each share of ARS 1.00 par value was equal to 0.90780451408 of ARS 10.00 par value, as of the closing exchange rate prevailing on October 4, 2023 of ARS 644.75 per share of IRSA; (iii) the balance in the amount of ARS 12,416,466,197.19 to set up a Reserve for future dividends, delegating powers to the Board of Directors to allocate the amounts to such intended use and (iv) by reason of the changes resulting from adjustments made, to modify and submit to the CNV the Allocations to Directors updated table, as set forth in Chapter III, Article I, section 3 of the CNV Rules (2013 Revision).

4. Approval of the Board of Directors´ performance for the fiscal year ended June 30, 2023, regarding the duties discharged by each one of its members and those discharged by the regular directors also performing tasks as members of the Audit and Executive Committees formed within the Board, during the fiscal year ended June 30, 2023.

5. Approval of the Supervisory Committee´s performance for the fiscal year ended June 30, 2023.

6. Approval of: (i) the compensation payable to the Company´s Board of Directors, in the aggregate amount of ARS 129,128,606 (one hundred twenty-nine million one hundred twenty-eight thousand six hundred and six Pesos) for the fiscal year ended June 30, 2023, for technical and administrative duties discharged by the directors, which compensation is commensurate with the reasonableness standards governing remunerations for the performance of executive tasks and has taken into account the Board members´ technical and operating skills and capabilities and their business expertise together with the commitment with their duties, along with comparable market criteria for companies of similar standing, all the foregoing in accordance with the corporate governance practices set forth in the Corporate Governance Code; and (ii) the delegation of authority to the Board of Directors for it to (a) proceed with the allocation and distribution thereof in a timely manner in accordance with the specific tasks performed in due course by its members; (b) to make advance payments of monthly fees subject to consideration by the ensuing Ordinary Shareholders´ Meeting.

7. Approval of payment to the Supervisory Committee for duties discharged in the fiscal year ended June 30, 2023, of the aggregate amount of ARS 8,450,000, and to delegate authority to the Supervisory Committee to make the individual allocation of the stated amount.

8. Approval of: (i) the number of regular directors should remain unchanged at 12 and that the number of alternate directors should be fixed at 5; (ii) the appointment of Messrs. Eduardo Sergio Elsztain, Saúl Zang and Alejandro Gustavo Casaretto and Mrs. Mariana Renata Carmona as Regular Directors should be renewed for a term of three fiscal years, that is, until June 30, 2026 and (iii) the appointment of Mr. Eduardo Ohan Kalpakian as Alternate Director should be renewed for a term of three fiscal years, that is, until June 30, 2026. It was put on record that elected regular directors, Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Gustavo Casaretto and Mrs. Mariana Renata Carmona and the elected alternate director Mr. Eduardo Ohan Kalpakian, are non-independent directors pursuant to the provisions of Section 11, Article III, Chapter II of the CNV Rules (2013 Revision).

9. Approval of: (i) the appointment of Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman and Ms. Noemí Ivonne Cohn as Regular members of the Supervisory Committee and Mr. Roberto Daniel Murmis and Mmes. Cynthia Deokmellian and Paula Sotelo as Alternate members of the Supervisory Committee for a term of one fiscal year, putting on record that, pursuant to the CNV rules, the nominees act in their independent capacity and that they have provided remunerated professional assistance in connection with companies under Section 33 of the AGCL. Furthermore, it was motioned to authorize the proposed members of the Supervisory Committee to discharge duties in such capacity in other companies pursuant to the provisions of Sections 273 and 298 of the AGCL.

10. Approval of the appointment as certifying accountants for the fiscal year 2023/2024 of Price Waterhouse & Co. S.R.L. member of PricewaterhouseCoopers International Limited, acting through Mr. Carlos Brondo as Regular Independent Auditor and Mr. Andrés Suarez as Alternate Independent Auditor.

11. Approval of the compensation payable to the certifying accountants for duties discharged in the fiscal year ended June 30, 2023 in the amount of ARS 78,993,550.

12. Approval of: (i) the reversal of the allocation of 5,676,603 treasury shares for the implementation of an incentive program intended for employees, management members and directors of the Company and (ii) the distribution of the aggregate amount of 5,791,355  treasury shares of the Company including the number of shares specified in paragraph (i) above, to the Shareholders in proportion to their holdings and (iii) the grant of authorization to the Board of Directors to implement the distribution of the above stated shares.

13. Appointment of attorneys and authorizations for the registration of procedures related to this meeting by the CNV, BYMA, Caja de Valores and the IGJ.

Share repurchase program. Modification of Maximum Price.

On September 6, 2023, we informed that on this date, the Board of Directors of the Company, by virtue of the powers granted at the meeting of the Board held on November 11, 2022, in connection with the creation of the share repurchase program for up to ARS 4,000,000,000 (four thousand million Pesos) pursuant to the terms of Section 64 of Law 26,831 and the Rules of the CNV, has resolved to modify the acquisition price of the Company’s own shares establishing a maximum value of USD 9.0 (nine US dollars) per ADS and up to a maximum value in Pesos of ARS 720 (seven hundred and twenty Pesos) per share, maintaining the remaining terms and conditions duly communicated.

The Company also informed that it proceeded with the repurchase of common shares, and a total of 12,670,512 common shares were repurchased, representing approximately 78.51% of the approved program.

Exercise of Warrants

On September 29, 2023, we reported that between September 17, 2023, and September 25, 2023, certain holders of warrants had exercised their right to acquire additional shares of the Company. As a result, a total of 64,162 common shares of the Company were issued, with a face value of ARS 1, and the company collected USD 32,311.98.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 593,389,883 to 593,454,045, and the number of outstanding warrants decreased from 88,293,771 to 88,236,618.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the issuance prospectus dated February 12, 2021, and complementary notices regarding the offer made by the Company of 90,000,000 ordinary book-entry shares and 90,000,000 warrants.

Cash dividend payment

In accordance with the resolution of the with the resolution of the Ordinary and Extraordinary General Shareholders’ Meeting dated October 5, 2023 and the Board of Directors meeting, due to the delegations made by the Shareholders Meeting, a cash dividend for the sum of ARS 22,000,000,000 and a dividend in kind through the delivery of 22,090,627 shares of IRSA owned by the Company, according to the price of said shares as of October 4, 2023 which amounts to the sum of ARS 644.75, charged to the fiscal year ended June 30, 2023, equivalent to 3743.644234382% for the cash dividend and 2423.657698% for the dividend in kind, of the share capital with the right to collect represented by a total of 587,662,679 shares, will be made available to the shareholders as of October 12, 2023 or on the later date resulting from the application of the regulations that operate in the jurisdictions where the Company’s shares are listed.

 The amount per share (nominal value ARS 1) will be ARS 37.43644234382 and the amount for each American Depositary Shares (“ADS”) will be ARS 374.3644234382, and the dividend in kind will be delivered at a ratio of: 0.03759065836 IRSA shares per CRESUD share and 0.3759065836 IRSA shares per CRESUD ADR, payable to all shareholders that have such quality as of October 11, 2023, according to the registry held by Caja de Valores.

 Payment will be made through Caja de Valores, at its address at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, from 10 a.m. to 3 p.m.

 Holders of ADSs will receive the amounts corresponding to the dividend through The Bank of New York Mellon, depositary of said certificates as of the date resulting from the application of the regulations in force in the jurisdiction where the Company’s ADSs are listed.

 It is noted that the distribution of dividends is subject to the 7% withholding tax established in article 97 of the Income Tax Law (T.O. Decree 824/2019 and mod.). Likewise, and based on the provisions of article 6 of RG AFIP 4478/2019, the withholding of the payment of dividends in cash and in kind will be deducted directly from the cash dividend.

Distribution of own shares

In accordance with the resolution of the Ordinary and Extraordinary General Shareholders Meeting held on October 5, 2023 and the provisions of the Board of Directors meeting on the same date, it has been arranged to distribute the company’s own treasury shares for a total of 5,791,355 ordinary shares of 1 vote per share and VN ARS 1.00 each, according to the following conditions: (i) Process start date: October 12, 2023; (ii) Payment address: Caja de Valores 25 de Mayo 362, City of Buenos Aires; and (iii) Time: Monday to Friday from 10:00 a.m. to 3:00 p.m. (Buenos Aires time).

The distribution of the shares constitutes 0.0098548967 shares per ordinary share and 0.098548967 per ADS, a percentage of 0.98548967% of the stock capital of ARS 587,662,679, net of treasury shares.

The fractions of shares will be settled in cash in accordance with the regulations of the ByMA on fractions less than 1 share or 1 ADS. It is recorded that the shares mentioned above will be received in the respective proportion by the holders of outstanding shares of the company as of October 11, 2023.

Los Pozos fraction sale

On October 6. 2023, the company has informed that it has sold a 4,262 hectares fraction of land reserve with productive potential of “Los Pozos” farm, keeping the ownership of approximately 235,300 hectares of the property.

The total amount of the operation was set at USD 2.3 million, of which USD 0.9 million has been already paid. The remaining balance of USD 1.4 million, is guaranteed with a mortgage on the property, and will be paid in 2 installments, the first of USD 0.27 million in September 2024 and the remainder of USD 1.13 million in September 2025.

The book value of the fraction sold was ARS 119.2 million and the gain from the operation, which will be recognized in the company’s financial statements for the second quarter of fiscal period 2024, amounts to the approximate sum of ARS 722.9 million.

IRSA’s Recent Developments

Suipacha 652/664 building sale

On July 24, 2023, IRSA announced that it sold the entire “Maple” building, which is located at Suipacha 652/664, Microcentro, Autonomous City of Buenos Aires.

The B-class building, acquired by IRSA in 1991, features 7 floors of office space and 62 parking lots and has a gross leasable area of 11,465 sqm, which were vacant at the time of the transaction.

The transaction price was USD 6.75 million, of which USD 3 million has been collected in cash, USD 750,000 through the delivery of 3 functional units in a building owned by the buyer, with a 30-month non-onerous lease contract, and the remaining balance of USD 3 million will be paid as follows: (i) USD 2.5 million in 10 semiannual, equal and consecutive installments of USD 250,000, the first installment maturing 24 months after the signing of the deed, with an annual interest rate of 5%; and (ii) USD 500,000 through the provision of services by the buyer.

This sale is part of IRSA’s strategy to consolidate a premium office portfolio in the City of Buenos Aires.

261 Della Paolera floors sales

On August 9, 2023, IRSA informed that it has sold and transferred one floor of the tower “261 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,184 sqm and 10 parking lots located in the building.

The transaction price was approximately USD 12.1 million (USD/sqm 10,248), which had already been paid.

The financial result of this transaction will be recognized in IRSA’s financial statements for the first quarter of fiscal year 2024.

On October 5, 2023, IRSA informed that it has sold and transferred two floors of the tower “261 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 2,395 sqm and 18 parking lots located in the building.

The transaction price was approximately USD (MEP) 14.9 million (USD/sqm 6,300), which had already been paid.

After this transaction, IRSA retains its rights for 4 floors of the building with an approximate leasable area of 4,937 sqm, in addition to parking lots and other complementary spaces.

The financial result of this transaction will be recognized in IRSA’s financial statements for the second quarter of fiscal year 2024.

Sale of Quality Invest S.A.

On August 31, 2023, IRSA informed that they have sold and transferred 100% of their participation in Quality Invest S.A. representing 50% of the capital stock.

Quality Invest S.A. is the owner of the property located at Avenida San Martín 601/611/645 in the city of San Martín, Province of Buenos Aires, of 159,996 sqm with a current covered surface of 80,027 sqm, which was the headquarters of Nobleza Piccardo’s industrial plant until 2011.

The transaction price was USD 22.9 million, of which USD 21.5 million have been collected together with the transfer of the shares and the remaining amount of USD 1.4 million will be collected after 3 years, bearing interest at 7% per annum.

General Ordinary Shareholders’ Meeting

On September 5, 2023, IRSA informed that their Board of Directors had resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 5, 2023, with the following agenda:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Approval of the documents contemplated in section 234, paragraph 1, of LGS for the fiscal year ended June 30, 2023.

3. Approval of the allocation of net income for the fiscal year ended June 30, 2023 for ARS 57,350,858,685.45, as follows: (I) to the legal reserve for ARS 2,867,542,934.27, which sum, upon being adjusted, amounts to ARS 3,428,890,040.70, in accordance with the laws in force and, II) the balance of ARS 54,483,315,751.18, which sum, upon being adjusted, amounts to ARS 65,148,910,773.25, to the distribution of a dividend to the Shareholders in proportion to their shareholding interests, payable in cash, in the amount of ARS 64,000,000,000.  Taking into account that the adjusted income suffices to make payments of the proposed dividends, it was approved, by majority vote, (i) to allocate the balance of the adjusted income for the fiscal year, that is, the amount of ARS 1,148,910,773.25 to the Reserve for distribution of future dividends and (ii) not to reverse the reserve for distribution of future dividends or the Special Reserve in the amounts originally recommended in this item on the Agenda.

4. Approval of the IRSA’s Board of Directors’ performance for the fiscal year ended June 30, 2023, regarding the duties discharged by each one of its members and those discharged by the regular directors also performing tasks as members of the IRSA’s Audit and Executive Committees formed within the Board, during the fiscal year ended June 30, 2023.

5. Approval of the IRSA‘s Supervisory Committee’s performance for the fiscal year ended June 30, 2023.

6. Approval of: (I) the compensation payable to IRSA’s Board of Directors, in the aggregate amount of ARS 9,050,000,000 for the fiscal year ended June 30, 2023, for technical and administrative duties discharged by the directors, which compensation is commensurate with the reasonableness standards governing remunerations for the performance of executive tasks and has taken into account the IRSA ‘s Board members’ technical and operating skills and capabilities and their business expertise together with the commitment with their duties and, in the particular year under consideration, the successful outcome of their performance in connection with the debt refinancing and repayment process and the IRSA’s financial management, along with comparable market criteria for companies of similar standing, all the foregoing in accordance with the corporate governance practices set forth in the Corporate Governance Code; and (II) the delegation of authority to the Board of Directors for it to (i) proceed with the allocation and distribution thereof in a timely manner in accordance with the specific tasks performed in due course by its members; (ii) based on the changes in the compensation amounts recommended in this item on the agenda, to make all adjustments as may be required in the Allocations to Directors table, as set forth in Chapter III, Article I, section 3 of the CNV Rules (2013 Revision) and timely submit same before the CNV and (iii) to make advance payments of monthly fees subject to consideration by the ensuing Ordinary Shareholders´ Meeting.

7. Approval of payment to the IRSA’s Supervisory Committee for duties discharged in the fiscal year ended June 30, 2023, of the aggregate amount of ARS 8,450,000 (eight million four hundred and fifty thousand Pesos), and to delegate authority to the Supervisory Committee to make the individual allocation of the stated amount.

8. Approval of: (i) the number of regular directors should remain unchanged at 12 (twelve) and that the number of alternate directors should be fixed at 3 (three); (ii) the appointment of Messrs. Fernando Adrián Elsztain, Daniel Ricardo Elsztain, Oscar Pedro Bergotto and Nicolás Bendersky as Regular Directors should be renewed for a term of three fiscal years, that is, until June 30, 2026 and (iii) the appointment of Mr. Iair Manuel Elsztain as Alternate Director should be renewed for a term of three fiscal years, that is, until June 30, 2026. It was put on record that proposed regular directors, Messrs. Fernando Adrián Elsztain, Daniel Ricardo Elsztain and Nicolás Bendersky and alternate director Mr. Iair Manuel Elsztain, are non-independent directors whereas proposed director Mr. Oscar Pedro is an independent director pursuant to the provisions of Section 11, Article III, Chapter II of the CNV Rules (2013 Revision).

9. Approval of: (i) the appointment of Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman and Ms. Noemí Ivonne Cohn as Regular members of the Supervisory Committee and Mr. Roberto Daniel Murmis and Mmes. Cynthia Deokmellian and Paula Sotelo as Alternate members of the Supervisory Committee for a term of one fiscal year, putting on record that, pursuant to the CNV rules, the nominees act in their independent capacity and that they have provided remunerated professional assistance in connection with companies under Section 33 of the AGCL and (ii) that authorization be granted to the proposed members of the Supervisory Committee to discharge duties in such capacity in other companies pursuant to the provisions of Sections 273 and 298 of the AGCL.

10. Approval of the appointment as certifying accountants for the fiscal year 2023/2024 of the following firms (a) Price Waterhouse & Co. S.R.L. member of PricewaterhouseCoopers International Limited, acting through Mr. Carlos Brondo as Regular Independent Auditor and Mr. Andrés Suarez as Alternate Independent Auditor; and (b) Abelovich Polano & Asociados, acting through Ms. Noemi Ivonne Cohn as Regular Independent Auditor and Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman as Alternate Independent Auditors.

11. Approval of the compensation payable to the certifying accountants for duties discharged in the fiscal year ended June 30, 2023 in the amount of ARS 147,080,905.

12. Approval of: (i) the reversal of the allocation of 9,419,623 treasury shares of ARS 1.00 par value for the implementation of an incentive program intended for employees, management members and directors of the Company and (ii) the distribution of the aggregate amount of 13,928,410 treasury shares of the Company with a par value of ARS 1.00 that considering the distribution of fully paid-up shares and the change in the par value and that each share of ARS 1.00 par value was equal to 0.90780451408 shares of ARS 10.00 par value- after being adjusted as mentioned above, is equal to 12,644,273 shares of ARS 10.00 par value, including the number of shares specified in paragraph (i) above, to the Shareholders in proportion to their holdings and (ii) the grant of authorization to the Board of Directors to implement the distribution of the above stated shares.

13. Approval of the extension of the Program for the issuance of simple, non-convertible, unconditional notes, secured or unsecured, subordinated or senior, to be paid in in cash and/or in kind for a maximum outstanding amount of up to USD 750,000,000 (seven hundred fifty million dollars) or its equivalent in other currencies or value units, for an additional term of five years to be computed since the expiration of the term, that is, since March 20, 2024, or such longer term as permitted by the CNV Rules.

14. Approval of the: (I) the delegation to the Board of Directors of the broadest powers to resolve upon the proceedings for and the implementation of the extension of the Program; (II) the renewal of the delegation to the Board of Directors, as resolved at the Shareholders’ Meetings held on October 31, 2017, of the broadest powers to: (a) determine the terms and conditions of the Program, pursuant to the provisions of the Argentine Negotiable Obligations Law No. 23,576, as amended and regulated, including the powers to determine the amount thereof within the maximum amounts approved by the Shareholders’ Meeting; (b) approve and execute all such contracts and documents as may be related to the Program and the issuance of the various series and/or tranches of notes thereunder; and (c) determine the time and currency of issuance, term, price, payment method and conditions, type and rate of interest, use of proceeds and any further terms and conditions applicable to the various series and/or tranches of notes issued under the Program; (III) that the Board be granted authorization to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the proceedings for and/or implementation of the extension of the program and/or the increase or decrease of its amount and/or the issuance of the various series and/or tranches of notes thereunder, as may be deemed necessary by the Board of Directors or as may be requested by the Argentine Securities Commission, any securities markets in Argentina and/or abroad, Caja de Valores and/or any equivalent agencies; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any competent authority or authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes, and (d) carry out any proceedings, actions, filings and/or applications related to the program and/or the extension thereof and/or the increase and/or decrease of its amount and/or the issuance of the various series and/or tranches of notes under the program; and (IV) that the Board of Directors be granted authorization to sub-delegate the powers and authorizations referred to in items (I), (II) and (III) above to one or more of its members, Company´s managers or such individuals as may be appointed for such purposes in compliance with the laws in force.

15. Approval of the appointment of attorneys and authorizations for the registration of procedures related to this meeting by the CNV, BYMA and the IGJ.

Share repurchase program. Modification of Maximum Price.

On September 5, 2023, IRSA informed that on September 5, 2023, its board of directors, by virtue of the powers granted at the meeting of the board held on June 15, 2023, in connection with the creation of the share repurchase program for up to ARS 5,000,000,000 (five billion Pesos) pursuant to the terms of Section 64 of Law 26,831 and the Rules of the CNV, had resolved to modify the acquisition price of IRSA’s own shares establishing a maximum value of USD 9.0 (nine U.S. dollars) per GDS and up to a maximum value in Pesos of ARS 720 (seven hundred and twenty Pesos) per share, maintaining the remaining terms and conditions duly communicated.

Change in the total amount of shares and its nominal value

On September 13, 2023, IRSA informed that its shareholders’ meeting held on April 27, 2023 approved: (i) an increase in the capital stock in the amount of ARS 6,552,405,000, through the partial capitalization of the Issue Premium account, resulting in the issuance of 6,552,405,000 common shares, with a par value of ARS 1.00 (one Peso) and with the right to one vote per share; and (ii) change in the nominal value of the common shares from ARS 1.00 to ARS 10.00 each and entitled to one (1) vote per share.

Having obtained the authorizations from the CNV and from the BASE, IRSA that announced all shareholders who had such quality as of September 19, 2023, according to the registry maintained by Caja de Valores, and effective as of September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, each with a nominal value of ARS 1.00 and one vote per share, for the amount of 736,354,245 book-entry common shares, each with a nominal value of ARS 10.00 and one vote per share, consequently, a reverse split of IRSA’s shares shall be carried out, where every 1 (one) old share with a nominal value of ARS 1.00 shall be exchanged for 0.907804514 new shares with a nominal value ARS 10.00. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation.

Also, regarding the GDS holders, IRSA instructed to the GDS Depositary to process the reverse split, at the same rate as mentioned above for the ADR program, effective October 3, 2023.

Regarding the shareholders who, because of the entry in the Scriptural Registry, have fractions of common shares with a nominal value of ARS 10.00 and one vote per share, they were settled in cash in accordance with the listing regulations of ByMA. Regarding the shareholders who, due to the exchange of shares, did not reach at least one share with a nominal value of ARS 10.00, the necessary amount was assigned to them until the nominal value of ARS 10.00 is completed.

IRSA’s share capital after these transactions amount to ARS 7,363,542,450 represented by 736,354,245 book-entry common shares with a nominal value of ARS 10.00 each and one vote per share.

Likewise, the BASE has been requested to change the modality of the negotiation of the shares representing the share capital. Specifically, the negotiation price will be registered per share instead of being negotiated by ARS of nominal value, given that the change in nominal value, and the issuance of shares resulting from the capitalization, would produce a substantial downward effect on the share price.

This capitalization and change in the nominal value of the shares do not modify the economic values of the holdings or the percentage of participation in the share capital.

Warrants - Modification on Ratio and Price

On September 14, 2023, IRSA reported that as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an amendment to section seven of its bylaws, changing the nominal value of the common shares from ARS 1 (one Peso) to ARS 10 (ten Pesos) each and entitled to one (1) vote per share, which was informed in September 13, 2023, where the outstanding shares will change from 811,137,457 common shares, with a nominal value of ARS 1.00 each and one vote per share, to the amount of 736,354,245 common shares with a nominal value of ARS 10.00 each and one vote per share, as it was approved by the shareholders meeting held on April 27, 2023. The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant: (i) ratio previous to the adjustment: 1.1719 (Nominal Value ARS 1); and (ii) ratio after the adjustment (current): 1.0639 (Nominal Value ARS 10). Warrant exercise price per new share to be issued: (i) price previous to the adjustment: USD 0.3689 (Nominal Value ARS 1); and (ii) price after the adjustment (current): USD 0.4063 (Nominal Value ARS 10). The other terms and conditions of the warrants remain the same.

Exercise of IRSA’s Warrants

On September 29, 2023, IRSA reported that between September 17, 2023 and September 25, 2023, certain holders of warrants had exercised their right to acquire additional shares pf IRSA. As a result, a total of 63,039 ordinary shares of IRSA will be registered, with a face value of ARS 10.00, and IRSA collected USD 27,246.88.

 After the exercise of these warrants, the number of shares of IRSA increased from 736,354,245 to 736,421,306 with a face value of ARS 10.00, the stock capital increases from 7,363,542,450 to 7,364,213,060, and the new number of outstanding warrants decreased from 79,709,301 to 79,646,262.

 Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the issuance prospectus dated April 12, 2021, and complementary notices regarding the offer made by IRSA of 80,000,000 ordinary book-entry shares and 80,000,000 warrants.

Cash dividend payment from IRSA

In accordance with the resolution of the Ordinary and Extraordinary General Shareholders’ meeting and the Board of Directors meeting dated October 5, 2023, due to the delegations made by the Shareholders’ Meeting, a cash dividend of ARS 64,000,000,000, charged to the year ended on June 30, 2023, equivalent to 884.687833212% of the stock capital with collection right represented by a total of 723,419,014 shares with a nominal value ARS 10.00, will be made available to IRSA’s shareholders of record as of October 12, 2023, or on the subsequent date resulting from the application of the regulations in the jurisdictions where IRSA’s shares are listed.

The amount per ordinary share (nominal value ARS 10) will be ARS 88.4687833212 and the amount per each Global Depositary Share (GDS) IRSA will be ARS 884.687833212, payable to all shareholders that have such quality as of October 11, 2023, according to the registry held by Caja de Valores.

Payment will be made through Caja de Valores, at its address located at 25 de Mayo 362, City of Buenos Aires, from 10:00 a.m. to 3:00 p.m. (Buenos Aires time).

GDS holders will receive the amounts corresponding to the dividend through The Bank of New York Mellon, which is the depositary of said certificates as of the date resulting from the application of the regulations in force in the jurisdiction where IRSA’s GDSs are listed.

The distribution of dividends is subject to the 7% withholding tax established in section 97 of the Income Tax Law (Decree 824/2019 as amended).

Distribution of IRSA’s shares

In accordance with the resolution of the Ordinary and Extraordinary General Shareholders’ meeting and the Board of Directors meeting held on October 5, 2023, IRSA is expected to distribute 12,644,273 ordinary treasury shares, each of which grants 1 vote per share, and with a face value of ARS 10.00 each, according to the following conditions: (i) process start date: October 12, 2023; (ii) payment address: Caja de Valores 25 de Mayo 362, City of Buenos Aires; and (iii) time of payment: Monday to Friday from 10:00 a.m. to 3:00 p.m. (Buenos Aires time).

The distribution of these shares constitutes 0.01747849138 shares per ordinary share and 0.1747849138 per GDS, a percentage of 1.747849138% of the stock capital of 723,419,014 shares and a face value of ARS 10.00 each, net of treasury shares.

The fractions of shares will be settled in cash in accordance with the regulations of the ByMA S.A. on fractions less than 1 share or 1 GDS. It is recorded that the shares mentioned above will be received in the respective proportion by the holders of record of outstanding shares of the company as of October 11, 2023.

Repurchase of Own Shares

On October 19, 2023, IRSA reported that it proceeded with the repurchase of common shares, representing approximately 42.23% of the approved program.

B. Business Overview

General

We are an Argentine company, leader in the agribusiness for more than 80 years. We produce high quality goods, adding value to the Argentine agricultural production chain, with a growing presence in the region through investments in Brazil, Paraguay, and Bolivia.

Currently, we are one of the leading agricultural companies in the region and the only company of the sector whose shares are listed both on the Buenos Aires Stock Exchange (ByMA:CRES) and NASDAQ (NASDAQ:CRESY) with full transparency and responsibility.

Our sector is one of the main engines of the productive, economic, and social development of the country. We have advanced in terms of production, technology, and competitiveness in the agricultural sector, but we still have a lot to do to preserve our natural resources, while feeding a growing population.

We produce oilseed grains and cereals, sugar cane and meat for the world, seeking maximum efficiency in the management of natural resources and optimizing our assets. One of our greatest assets is our people with decades of experience in our company, extensive knowledge of agribusiness and local and regional reality.

Additionally, we participate in the real estate business in Argentina through our subsidiary IRSA (ByMA:IRSA, NYSE:IRS), one of the leading real estate companies in Argentina, dedicated to the country, as well as selective investments outside Argentina.

During the fiscal year ended June 30, 2023 and 2022, we had consolidated revenues of ARS 190,405 million, and ARS 206,634 million, and consolidated (loss) / profit from operation, before financing and taxation, of ARS 23,260 million and ARS 92,773 million, respectively. During the fiscal year ended June 30, 2023 and 2022, our total consolidated assets decreased 6.69% from ARS 1,140,909 million to ARS 1,069,353 million, and our consolidated shareholders’ equity increased 7.15% from ARS 445,799 million to ARS 483,026 million.

Segment information is analyzed based on products and services: (i) agricultural business and (ii) urban properties and investment business.

After the merger of IRSA with IRSA CP, the urban properties and investment business structure is made up of the following five segments: (i) Shopping Malls; (ii) Offices; (iii) Hotels; (iv) Sales and development; and (v) Others.

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

Agricultural Business

Our Agricultural business is further comprised of four reportable segments:

•

The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; leasing of the Company’s farms to third parties; and planting, harvesting and sale of sugarcane. Our Agricultural production segment had assets of ARS 167,259 million and ARS 149,040 million as of June 30, 2023 and 2022, respectively, representing 79.26% and 75.82% respectively of our agricultural business assets at both dates. Our Agricultural production segment generated loss from operations of (ARS 7,970) million and profit ARS 23,263 million for fiscal years ended June 30, 2023 and 2022, respectively, representing (150.52%) and 51.43%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

The segment “agricultural production” aggregates the crops, cattle, sugarcane and agricultural rental and services activities:

•

Our “Crops” activity consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation, the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops activity had assets of ARS 104,979 million and ARS 80,489 million as of June 30, 2023 and 2022, respectively, representing 49.75% and 40.95% of our Agricultural Business assets at such dates, respectively. Our Crops activity generated loss from operations of (ARS 1,252) million and profit ARS 7,975 million for fiscal years ended June 30, 2023 and 2022, respectively, representing (23.64%) and 17.63%, of our consolidated profit from operations from Agricultural Business for such years, respectively.

•

Our “Cattle” activity consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle activity had assets of ARS 26,178 million and ARS 27,801 million as of June 30, 2023 and 2022, respectively, representing 12.40% and 14.14% of our agricultural business assets at such dates, respectively. Our Cattle activity generated loss from operations of (ARS 5,518) million and (ARS 126) million for fiscal years ended June 30, 2023 and 2022, respectively, representing (104.21%) and (0.28%), of our consolidated profit from operations from Agricultural Business for such years, respectively.

•

Our “Sugarcane” activity consists of planting, harvesting and sale of sugarcane. Our Sugarcane activity had assets of ARS 35,952 million and ARS 40,601 million as of June 30, 2023 and 2022, respectively, representing 17.04% and 20.66% of our agricultural business assets at such dates, respectively. Our Sugarcane activity generated loss from operations of (ARS 1,904) million and profit ARS 14,293 million for fiscal years ended June 30, 2023 and 2022, representing (35.96%) and 31.60% of our consolidated profit from operations from Agricultural Business for such years, respectively.

•

Our “Agricultural rentals and Services” activity consists of agricultural services (for example: irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services activity had assets of ARS 150 million and ARS 149 million as of June 30, 2023 and 2022, respectively, representing 0.07% and 0.08% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services activity generated profit from operations of ARS 704 million and ARS 1,121 million for fiscal years ended June 30, 2023 and 2022, respectively, representing 13.30% and 2.48% of our consolidated profit from operations from Agricultural Business for such years, respectively.

•

Our “Land transformation and Sales” segment comprises gains from the disposal and development of farmlands activities. Our Land Transformation and Sales segment had assets of ARS 26,851 million and ARS 30,069 million as of June 30, 2023 and 2022, respectively, representing 12.72% and 15.30% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated profit from operations of ARS 10,029 million and ARS 18,954 million for fiscal years ended June 30, 2023 and 2022, respectively, representing 189.41% and 41.90% of our consolidated profit from operations from Agricultural Business for such years, respectively.

•

Our “Other segments” includes, principally, feedlot farming, slaughtering and processing in the meat refrigeration plant, among others. Our Others segment had assets of ARS 16,924 million and ARS 17,452 million as of June 30, 2023 and 2022, respectively, representing 8.02% and 8.88% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of ARS 4,633 million and ARS 4,611 million for fiscal years ended June 30, 2023 and 2022, representing 87.50% and 10.19% of our consolidated profit from operations from Agricultural Business for such years, respectively. The segment “Other segments” aggregate the activities Agro-industrial and Others.

•

The “Corporate” segment includes, principally, the corporate expenses related to the agricultural business. Our Corporate segment and corporate activity generated operating loss of (ARS 1,397) million and (ARS 1,593) million for fiscal years ended June 30, 2023 and 2022, representing (26.38%) and (3.52%) of our consolidated profit from operations from Agricultural Business for such years, respectively.

Urban properties and investment business

We operate our business in Argentina through five reportable segments, namely “Shopping Malls,” “Offices,” “Sales and Developments,” “Hotels” and “Others” as further described below:

•

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprising of lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 187,797 million and ARS 198,802 million as of June 30, 2023 and 2022, respectively, representing 29.58% and 28.29% of our operating assets for the urban properties and investment business at such dates, respectively. Our Shopping Malls segment generated operating profit of ARS 23,621 million and ARS 27,036 million for the fiscal year ended June 30, 2023 and 2022, respectively.

•

Our “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities. Our Offices segment had assets of ARS 121,082 million and ARS 153,485 million as of June 30, 2023 and 2022, respectively, representing 19.07% and 21.84% of our operating assets for the urban properties and investment business at such dates, respectively. Our Offices segment generated an operating loss of (ARS 1,757) million and (ARS 6,463) million for the fiscal year ended June 30, 2023 and 2022, respectively.

•

Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 285,654 million and ARS 311,886 million as of June 30, 2023 and 2022, respectively, representing 44.99% and 44.39% of our operating assets for the urban properties and investment business at such dates, respectively. Our Sales and Developments segment generated an operating loss of (ARS 36,623) million and profit ARS 33,606 million for the fiscal years ended June 30, 2023 and 2022, respectively.

•

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of ARS 9,430 million and ARS 9,699 million as of June 30, 2023 and 2022, respectively, representing 1.49% and 1.38% of our operating assets for the urban properties and investment business, respectively. Our Hotels segment generated an operating profit of ARS 2,902 million and ARS 1,505 million for the fiscal years ended June 30, 2023 and 2022, respectively.

•

Our “Others” primarily includes the entertainment activity through La Arena S.A. (former ALG Golf Center S.A.), La Rural S.A. and Buenos Aires Convention Center (Concession), We Are Appa, investments in associates such as GCDI (former TGLT S.A.) and the financial activities carried out through BHSA / BACS, as well as other investments in associates for both years. Our Others segment had assets of ARS 30,971 million and ARS 28,793 million as of June 30, 2023 and 2022, respectively, representing 4.88% and 4.10% of our operating assets for the urban properties and investment business, respectively. Our Others segment generating loss of (ARS 7,930) million and profit ARS 216 million for the fiscal years ended June 30, 2023 and 2022, respectively.

COVID-19 pandemic

During 2020 and 2021, the Argentine Government issued a series of preventive measures to contain the spread of Covid-19 and mitigate its impact on the Argentine economy. On March 19, 2020, the Argentine Government declared a nationwide lockdown from March 20, 2020 through March 31, 2020, which was extended several times until November 6, 2020, when the country shifted towards a “social distancing” phase, instead of a strict lockdown. Agriculture activities were declared as essential activities, so the operations were not stopped despite the Covid-19 pandemic.

As of the date of this annual report, the measures adopted by the Argentine Government regarding Covid-19 are no longer in force.

Since the beginning of fiscal year 2022, and until the date of this Annual Report, IRSA’s shopping malls were fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. Regarding hotels, operating since December 2020, the sector is recovering thanks to domestic tourism and the Argentine Government’s incentives to promote it after the prolonged restrictions on air flows that directly affected the influx of international tourism.

The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Company’s businesses.

Agricultural Business

As of June 30, 2023, we owned 27 farms with approximately 616,803 hectares distributed in Argentina, Brazil, Bolivia and Paraguay.

During the fiscal year 2023 we used 101,681 hectares of the land we own for crop production, approximately 66,006 hectares are for cattle production, 85,000 hectares are for sheep production and approximately 28,064 hectares are leased to third parties for crop and cattle production.

The remaining 347,480 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have assigned 22,314 hectares for crop production and 2,604 hectares for cattle production. Also, during the fiscal year ended on June 30, 2023, we leased 99,183 hectares to third parties for crop production and 13,821 hectares for cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land, and land under concession):

	2023(1)	2022(1)	2021(1)	2020(1)	2019(1)
Crops (2)	223,178	220,663	224,185	229,070	220,170
Cattle (3)	82,431	78,537	80,835	87,788	95,247
Sheep	85,000	85,000	85,000	85,000	85,000
Land Reserves (4)	464,858	457,711	466,421	463,372	450,882
Own farmlands leased to third parties	28,064	25,103	25,908	23,655	16,100
Total	883,531	867,014	882,349	888,885	867,399

 _______________________

(1)	Includes Brazil, Paraguay, Agro-Uranga S.A at 34.86% and 132,000 hectares in Concession.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.

Our Principal Business Activities

During the fiscal year ended June 30, 2023, we conducted our operations on 27 owned farms and 100 leased farms.

The following charts show, for fiscal year 2023, the surface area in operation for each line of business, as well as the hectares held as land reserves:

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

In September 2022, BrasilAgro acquired the “Panamby” farm located in the municipality of Querência in the State of Mato Grosso, Brazil. The property has a total area of 10,844 hectares, of which 5,400 are productive. The acquisition value was BRL 285.6 million (302 bags of soybeans per productive hectare) to be paid in two installments. On June 30, 2023, the company acquired the farm “Los Sauces”, with 1,250 hectares which 1,200 are productive agricultural hectares, located in the department of Conhello, in the province of La Pampa for a value of USD 4.5 million.

The following table presents, for the years indicated and in real terms, certain information related to the fields acquired during the last 12 fiscal years ended on June 30:

FY	Number of farms acquired	Acquisition value (ARS MM)
2012 - 2016	-	-
2017	1	12,357
2018 - 2019	-	-
2020	1	20,901
2021 - 2022	-	-
2023	2	14,999

Land Sales

Occasionally we sell properties that have reached a considerable valuation to reinvest in new fields with greater potential. We consider the sale of farms based on a number of factors, including the future performance of the farm for continued farming, the availability of other investment opportunities and cyclical factors affecting global farm values.

On November 8, 2022, BrasilAgro completed the sale of a fraction of 863 hectares (498 productive hectares) of the “Morotí” farm located in the State of Boquerón, Paraguay. After this transaction, a remainder of 58,722 hectares of this field remains in possesion of BrasilAgro. The sale value was USD 1.5 million and with an initial payment of USD 748.5 thousand. The remaining will be paid in three equal annual installments. This fraction of the farm was valued on books at BRL 853 thousand and the internal rate of return in dollars achieved was 27.9%.

On November 17, 2022, BrasilAgro sold a fraction of 1,965 hectares (1,423 productive hectares) of the “Rio do Meio” farm located in Correntina, State of Bahia, Brazil, which was acquired in January 2020. After this transaction, the remaining of 5,750 hectares of the establishment remains in portfolio of the Company. The total amount of the transaction was set at BRL 62.4 million and the farm was valued on books at BRL 17.8 million. The internal rate of return in dollars achieved was 42.7%.

In March 2023, Brasilagro signed two contracts for the sale of the remaining surface of 5,517 hectares (4,011 arable hectares) of its Araucaria farm, located in the municipality of Mineiros, State of Goiás, Brazil. The first transaction was carried out on March 28, 2023, selling 5,185 hectares (3,796 arable hectares) at a value of 790 soybeans bags per arable hectare, equivalent to BRL 409.3 million as of the date of the transaction. The second transaction was carried out on March 29, 2023, in which 332 hectares (215 arable hectares) were sold for a value of 297 soybeans bags per arable hectare, equivalent to BRL 8.5 million on the date of the transaction.

In addition, on June 29, 2023, BrasilAgro completed the sale of 4,408 hectares (3,202 arable hectares) of the “Jatobá VII” farm, located in the municipality of Jaborandi - Bahia. The sale value was BRL 121.6 million (equivalent to 952,815 soybean bags).

For more information see: “Significant acquisitions, dispositions and development of business-Agricultural Business”.

Land productivity potential

We believe that our agricultural lands have significant productivity potential and, through the implementation of best agricultural practices and application of our accumulated knowledge and experience, we are able to enhance the value of our agricultural lands.

As of June 30, 2023, we owned land reserves in the region extending over more than 347,499 hectares of our own farmlands that were purchased at very attractive prices. In addition, we have a concession of 107,082 hectares reserved for future development.

During this fiscal year, we added to our portfolio 7,062 productive hectares in the region: 1,452 hectares in Argentina, 2,784 hectares in Paraguay though BrasilAgro and 2,826 hectares in Brazil though BrasilAgro.

Newly Developed Area	2023	2022
	(hectares)
Argentina	1,452	2,358
Brazil	2,826	3,033
Paraguay	2,784	3,708
Total	7,062	9,099

Results

The following table shows the land transformation segment results for fiscal year 2023, compared to the preceding fiscal year:

	FY 2023	FY 2022	YoY var
			2023 vs. 2022
	(in millions of ARS)%
Revenues	-	-	-
Costs	(74)	(103)	(28.2)
Gross Loss	(74)	(103)	(28.2)
Net result for changes in fair value of investment properties	(2,370)	5,304	(144.7)
Gain from disposition of farmlands	15,026	11,868	26.6
General and administrative expenses	(14)	(17)	(17.6)
Selling expenses	(13)	(407)	(96.8)
Other operating results, net	(2,526)	2,309	(209.4)
Profit from operations	10,029	18,954	(47.1)
Segment profit	10,029	18,954	(47.1)

Agricultural Production

Production

The following table shows, for the fiscal years indicated, our production volumes measured in tons:

Production Volume (1)	FY2023	FY2022	FY2021	FY2020	FY2019
Corn	291,236	401,104	342,726	433,910	194,352
Soybean	302,430	327,176	339,954	359,055	355,670
Wheat	21,419	35,398	36,594	43,862	37,378
Sorghum	8,978	15,469	26,704	5,895	1,721
Sunflower	9,617	3,493	4,846	2,573	6,428
Cotton	12,343	7,157	8,781	3,519	1,586
Other	6,890	15,068	16,628	8,676	2,103
Total Crops (tons)	652,913	804,865	776,233	857,490	599,238
Sugarcane (tons)	1,640,394	2,187,134	2,364,535	2,360,965	1,999,335
Cattle (tons)	9,743	8,746	9,956	11,783	11,173

 _____________

(1)	Includes BrasilAgro. Agro-Uranga S.A. is not included.

Crops and Sugarcane

Our crop production is mainly based on crops and oilseeds and sugarcane. Our main crops include soybean, wheat, corn, and sunflower. Other crops, such as sorghum and peanut, are sown occasionally and represent only a small percentage of total sown land.

Below is the geographical distribution of our agricultural production for the last four fiscal years:

2023 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	159,246	117,642	819	13,528	291,235
Soybean	92,423	183,453	16,119	10,435	302,430
Wheat	21,419	8,588	-	3,755	33,762
Sorghum	4,899	-	-	-	4,899
Sunflower	8,710	4,091	-	(12)	12,789
Cotton	-	752	155	-	907
Other	6,890	-	-	-	6,890
Total Crops and Other	293,587	314,526	17,093	27,706	652,912
Sugarcane	-	1,523,387	117,007	-	1,640,394

2022 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	259,059	131,155	3,877	7,013	401,104
Soybean	129,276	180,509	17,391	-	327,176
Wheat	34,938	-	460	-	35,398
Sorghum	26,232	292	180	0	26,704
Sunflower	3,493	-	-	-	3,493
Cotton	-	7,157	-	-	7,157
Other	7,178	7,549	5	336	15,068
Total Crops and Other	448,477	327,306	21,733	7,349	804,865
Sugarcane	-	2,083,485	103,649	-	2,187,134

2021 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	233,900	99,441	7,127	2,258	342,726
Soybean	151,808	168,747	15,907	3,492	339,954
Wheat	36,594	-	-	-	36,594
Sorghum	26,232	292	180	0	26,704
Sunflower	4,846	-	-	-	4,846
Cotton	-	8,781	-	-	8,781
Other	4,120	7,207	-	5,301	16,628
Total Crops and Other	457,500	284,468	23,214	11,051	776,233
Sugarcane	-	2,196,119	168,416	-	2,364,535

2020 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	334,821	89,900	4,264	4,925	433,910
Soybean	179,023	157,949	19,608	2,475	359,055
Wheat	43,862	-	-	-	43,862
Bean	-	4,371	-	-	4,371
Sorghum	5,895	-	-	-	5,895
Sunflower	2,573	-	-	-	2,573
Cotton	-	3,519	-	-	3,519
Other	4,133	172	-	-	4,305
Total Crops and Other	570,307	255,911	23,872	7,400	857,490
Sugarcane	-	2,217,714	143,251	-	2,360,965

2019 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	157,079	29,903	6,143	1,227	194,352
Soybean	177,503	138,506	21,174	18,486	355,670
Wheat	37,378	-	-	-	37,378
Sorghum	1,364	-	357	-	1,721
Sunflower	6,428	-	-	-	6,428
Cotton	-	1,586	-	-	1,586
Other	2,103	-	-	-	2,103
Total Crops and Other	381,855	169,995	27,674	19,713	599,238
Sugarcane	-	1,932,235	67,100	-	1,999,335

Sales

Below is the total volume sold broken down into geographical areas, measured in tons:

Volumen of Sales (3)	FY2023			FY2022			FY2021			FY2020			FY2019
	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total
Corn	184.5	97.6	282.1	295.2	72.5	367.7	286.6	70.0	356.6	325.4	64.1	389.5	191.4	0.2	191.6
Soybean	163.9	114.7	278.6	255.0	128.0	383.0	229.3	56.1	285.4	310.2	110.2	420.4	166.4	101.9	268.3
Wheat	16.9	-	16.9	34.1	-	34.1	31.6	3.1	34.7	43.8	-	43.8	40.5	-	40.5
Sorghum	15.5	-	15.5	30.0	-	30.0	3.4	-	3.4	0.8	-	0.8	0.4	-	0.4
Sunflower	8.3	-	8.3	3.0	-	3.0	4.7	-	4.7	9.3	-	9.3	2.4	-	2.4
Cotton	6.9	-	6.9	3.3	1.3	4.6	7.2	-	7.2	2.4	2.1	4.5	-	-	-
Others	9.5	-	9.5	9.8	1.4	11.2	6.4	1.0	7.4	5.0	-	5.0	1.2	-	1.2
Total Crops (thousands of ton)	405.4	212.3	617.7	630.4	203.2	833.6	569.2	130.2	699.4	696.9	176.4	873.3	402.3	102.1	504.4
Sugarcane (thousands of ton)	1,640.4	-	1,640.4	1,997.3	-	1,997.3	2,169.9	-	2,169.9	2,226.2	-	2,226.2	1,723.0	-	1,723.0

____________

(1)	Volume of sales in domestic market.
(2)	Volume of sales in foreign market.
(3)	Includes BrasilAgro. Excludes Agro-Uranga.

The following table shows the sown surface area assigned to crop production, classified into own, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	2023 (1)	2022 (1)	2021 (1)	2020 (1)	2019 (1)
Own	113,720	113,452	109,576	105,799	94,062
Under lease	121,713	122,662	130,940	138,867	135,955
Under concession	22,314	22,121	22,771	26,409	18,638
Leased to third parties	27,994	23,778	24,133	13,837	14,325
Total	285,741	282,013	287,420	284,912	262,980

____________

(1)	Includes double crops, all farms in Argentina, Bolivia, Paraguay and Brazil, and Agro-Uranga (Associated - 34.86%).

	Season
Stock of crops	2023	2022	Variation
	(in tons)%
Corn	87,470	100,930	(13.3)
Soybean	61,593	53,394	15.4
Sunflower	3,146	737	326.9
Sorghum	759	5,503	(86.2)
Wheat	4,979	1,296	284.2
Cotton	9,589	4,064	135.9
Beans	2,915	-	-
Other	8,665	6,286	37.8
Total	179,116	172,210	4.0

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

Agro-Uranga S.A.

As of June 30, 2023, our holding in Agro-Uranga was 34.86%. This company optimizes production processes with special emphasis in soil conservation, the application of rational techniques and care of the environment.

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

Leases of farms for production of crops consist in lease agreements with payments based on a fixed amount of quintals of grain per arable hectare or sharecropping agreements with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of crops obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of steer kilograms plus a variable sum, assuming there is a positive net margin of the farm.

During the fiscal year 2023, we leased to third parties a total of 100 fields, covering 123,300 hectares, including 59,092 hectares in Brazil through BrasilAgro. Out of the total leased area 99,183 hectares were assigned to agricultural production including double crops, and 13,821 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of sharecropping agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2023	2022	2021	2020	2019
Crops (1)	99,183	100,470	107,013	111,001	117,397
Cattle	13,821	12,590	12,635	12,635	14,135

____________

1)	Includes sugarcane

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2023 for Crops and Sugarcane activities, compared to the preceding fiscal year:

Crops

	FY 2023	FY 2022	YoY var 2023 vs. 2022
	(in millions of ARS)%
Revenues	54,570	76,188	(28.4)
Costs	(48,070)	(74,433)	(35.4)
Initial recognition and changes in the fair value of biological assets and agricultural produce	4,297	26,227	(83.6)
Changes in the net realizable value of agricultural produce	(2,528)	(4,301)	(41.2)
Gross profit	8,269	23,681	(65.1)
General and administrative expenses	(3,213)	(2,962)	8.5
Selling expenses	(5,862)	(8,175)	(28.3)
Other operating results, net	(280)	(4,799)	(94.2)
(Loss)/Profit from operations	(1,086)	7,745	-
Share of profit of associates and joint ventures	(166)	230	-
(Loss)/Profit from Activity	(1,252)	7,975	-

Sugarcane

	FY 2023	FY 2022	YoY var 2023 vs. 2022
	(in millions of ARS)%
Revenues	12,177	22,537	(46.0)
Costs	(12,876)	(20,814)	(38.1)
Initial recognition and changes in the fair value of biological assets and agricultural produce	(375)	13,551	-
Gross profit	(1,074)	15,274	-
General and administrative expenses	(824)	(817)	0.9
Selling expenses	(464)	(412)	12.6
Other operating results, net	458	248	84.7
(Loss)/Profit from operations	(1,904)	14,293	-
(Loss)/Profit from Activity	(1,904)	14,293	-

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June 2023, our cattle aggregated 75,992 heads, and we had a total surface area of 82,431 hectares of own and leased lands devoted to this business activity. In addition, we have leased to third parties 70 hectares assigned to these activities.

During the fiscal year ended June 30, 2023, our production was 9,743 tons, an 11.4% year-on-year increase. The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	2023	2022	2021	2020	2019
Cattle production(1)	9,743	8,746	9,956	11,783	11,173

____________

(1)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of cattle owned by us.

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

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of heads of cattle for each activity:

	2023	2022	2021	2020	2019
Breeding stock	70,635	66,532	58,086	63,073	85,118
Winter grazing stock	5,357	4,798	4,972	10,539	13,993
Total Stock (heads)	75,992	71,330	63,058	73,612	99,111

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

Results

The following table shows cattle activity’s results for fiscal year 2023, compared to the preceding fiscal years:

	FY 2023	FY 2022	YoY var 2023 vs. 2022
	(In millions of ARS)%
Revenues	5,351	8,022	(33.3)
Costs	(4,628)	(6,724)	(31.2)
Initial recognition and changes in the fair value of biological assets and agricultural produce	(5,437)	(535)	916.3
Changes in the net realizable value of agricultural produce after harvest	(10)	(6)	66.7
Gross profit / (loss)	(4,724)	757	-
General and administrative expenses	(439)	(440)	(0.2)
Selling expenses	(366)	(423)	(13.5)
Other operating results, net	14	(22)	-
Profit/(loss) from operations	(5,515)	(128)	4,208.6
Profit from Joint Ventures	(3)	2	-
Activity profit/(loss)	(5,518)	(126)	4,279.4

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

In addition, in this segment we include the irrigation service we provide to our own farms leased to third parties.

Results

The following table shows Leases and Agriculture Services’s results for fiscal year 2023, compared to the preceding fiscal years:

	FY 2023	FY 2022	YoY var 2023 vs. 2022
	(In millions of ARS)%
Revenues	2,828	3,350	(15.6)
Costs	(1,700)	(1,233)	37.9
Gross profit	1,128	2,117	(46.7)
General and administrative expenses	(229)	(662)	(65.4)
Selling expenses	(171)	(386)	(55.7)
Other operating results, net	(24)	52	-
Profit from operations	704	1,121	(37.2)
Activity profit	704	1,121	(37.2)

Others

We include within “Others” the results coming from our investment in FyO.

Results

The following table shows Others activities’ results for fiscal year 2023, compared to preceding fiscal year:

	FY 2023	FY 2022	YoY var 2023 vs. 2022
	(In millions of ARS)%
Revenues	26,851	28,754	(6.6)
Costs	(17,114)	(20,978)	(18.4)
Gross profit	9,737	7,776	25.2
General and administrative expenses	(2,377)	(1,675)	41.9
Selling expenses	(2,470)	(2,011)	22.8
Other operating results, net	612	405	51.1
Profit from operations	5,502	4,495	22.4
Profit from associates	(869)	116	(849.1)
Segment Profit	4,633	4,611	0.5

Corporate

This segment includes, principally, the corporative expenses related to the agricultural business.

Results

The following table shows the “Corporate” segment’s results for fiscal year 2023, compared to preceding fiscal years:

	FY 2023	FY 2022	YoY var 2023 vs. 2022
	(In millions of ARS)%
Revenues	-	-	-
Costs	-	-	-
Gross profit	-	-	-
General and administrative expenses	(1,397)	(1,593)	(12.3)
Loss from operations	(1,397)	(1,593)	(12.3)
Segment loss	(1,397)	(1,593)	(12.3)

Futuros y Opciones.Com S.A. (FyO)

FyO is an Argentine company, leader in the agricultural business since more than 20 years that provides high-quality services, whose mission is to provide specialized agricultural products to feed the world in a responsible and sustainable way, generating opportunities and growth, integrating production services, process, logistics and marketing of special products from the farm to the final consumer. Working with top-level experts and suppliers, ensuring traceability and quality throughout the commercial chain, adding value to the agricultural production chain.

FyO owns 96.37% of Amauta Agro S.A. (AMAUTA), whose objective is to carry out activities of production, export and import, and national and international purchase and sale of raw materials and agricultural products, focused on soil nutrition. AMAUTA owns 100% of Amauta Agro SPA, from Amautagro S.A. and Amauta Agro S.A. These companies are located in Chile, Uruguay and Paraguay, respectively. The purpose of the three companies is the commercialization of consumer products. The company in Uruguay started operating last year and the companies in Chile and Paraguay will start operating in the year 2024.

FyO also owns a 96.37% stake in Fyo Acopio S.A. whose objective is the wholesale consignment of cereals and oilseeds, as well as the storage and conditioning service in the collection plant and the sale of agricultural inputs.

Agrofy

During 2023, Agrofy has changed its approach to the market strategy, focusing on growth with profitability of the categories and clients defined as main.

Likewise, for the coming months, the implementation of the new version of Agrofy Pay is projected with the development of its own payment platform, seeking that the Transactions and Payments business units are the ones that sustain the growth of Agrofy in the coming years.

Farmland Portfolio

As of June 30, 2023, we owned, together with our subsidiaries, 27 farms, with a total surface area of 616,803 hectares.

The following table sets forth our farm portfolio as of June 30, 2023:

	Potential use of farms owned and under concession as of June 30, 2023
	Locality	Province	Date of Acquisition	Surface Area (has)	Main Business	Cattle (has)(3)	Sheep (has) (3)	Agriculture (has) (3)	Cattle (2) (Head)
El Recreo	Recreo	Catamarca	May ‘95	12,395	Natural woodlands
Los Pozos (4)	JV González	Salta	May ‘95	239,639	Cattle/ Agriculture/ Natural woodlands	32,697		18,399	37,519
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,396	Agriculture	146		1,199
Las Playas (1)	Idiazabal	Cordoba	May ‘97	1,497	Agriculture			1,490
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation			5,038
La Suiza	Villa Angela	Chaco	Jun ‘98	26,371	Agriculture/ Cattle	18,100		700	7,581
El Tigre	Trenel	La Pampa	Apr ‘03	8,360	Agriculture	223		6,685	4,806
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	3,584	Agriculture	1,255		2,260	580
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	101
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	674	Natural woodlands
Establecimiento Mendoza	Finca Lavalle	Mendoza	Nov ‘03	9	Natural woodlands
Los Sauces	Conhello	La Pampa	Jun ‘23	1,250	Agriculture			1,200

Jatoba	Jaborandi/BA	Brazil	Mar ‘07	8,868	Agriculture			7,006
Alto Taquarí	Alto Taquarí/MT	Brazil	Aug ‘07	1,380	Agriculture			809
Chaparral	Correntina/BA	Brazil	Nov ‘07	37,182	Agriculture			24,306
Nova Buriti	Januária/MG	Brazil	Dec ‘07	24,212	Forestry
Preferência	Barreiras/BA	Brazil	Sep ‘08	17,799	Agriculture / Natural woodlands	8,436			11,433
São José	São Raimundo das Mangabeiras/MA	Brazil	Feb ‘17	17,566	Agriculture			9,163
Arrojadinho	Jaborandi/BA	Brazil	Jan ‘20	16,642	Agriculture	1,902		4,049	3,554
Rio do Meio	Correntina/BA	Brazil	Jan ‘20	5,750	Agriculture			4,729
Serra Grande	Baixa Grande do Ribeiro/PI	Brazil	Apr ‘20	4,489	Agriculture			2,757
Panamby	Querencia/MT	Brazil	Sep ‘22	10,844				5,379
Marangatu/Udra	Mariscal Estigarribia	Paraguay	Feb ‘09	58,722	Agriculture/ Natural woodlands	3,146		13,078	4,853
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,555	Agriculture			4,102
San Rafael	Santa Cruz	Bolivia	Nov ‘08	3,109	Agriculture			2,814
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,356	Agriculture			1,860
Subtotal Owned				616,803		66,006	85,000	117,023	70,326
Agropecuaria Anta S.A.	Las Lajitas	Salta		132,000		2,604		22,314	-
Subtotal Under Concession				132,000		2,604		22,314	-
Total				748,803		68,610	85,000	139,337	70,326
____________

(1)	Hectares in proportion to our 34.86% interest in Agro-Uranga S.A.
(2)	Does not include sheep or cattle in sold or rented fields.
(3)	Represents the use of the farms during de fiscal year.
(4)

On October 5, 2023, the company has informed that it has sold a 4,262 hectares fraction of land reserve with productive potential of “Los Pozos” farm, keeping the ownership of approximately 235,300 hectares of the property. For more information see: “Recent developments-Cresud’s Recent Developments-Los Pozos fraction sale”.

Additional information about our Farmlands

Argentina

El Recreo

“El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall, which do not excess of 400 mm. This farm is maintained as a productive reserve.

Los Pozos

“Los Pozos” farm located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as soybean, sorghum and corn, among others. For the fiscal year ended June 30, 2023, we used 18,399 hectares in agricultural production. As of June 30, 2023, there were 37,519 heads of cattle in this farm.

On October 5, 2023, we sold a fraction of 4,262 hectares fraction of land reserve with productive potential of “Los Pozos” farm, keeping the ownership of approximately 235,300 hectares of the property. The total amount of the operation was set at USD 2.3 million. For more information see: “Recent developments-Cresud’s Recent Developments-Los Pozos fraction sale”.

San Nicolás

“San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2023, 4,519 hectares were planted for agricultural production, including double crops, and 100 hectares were used for cattle. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

“Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. It is located in the Province of Córdoba, and it is used for agricultural purposes. As of June 30, 2023, the farm had a sown surface area, including double crops, of 6,577 hectares for crop production.

La Gramilla and Santa Bárbara

These farms have a surface area of 7,072 hectares and it is located in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high-quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2022/2023 crop season, a total of 5,973 hectares were sown, including double crops. Also, we have leased to third parties 8 hectares, and the rest hectares were destined to land reserves.

La Suiza

“La Suiza” farm has, at the end of the fiscal year, a surface area of 26,371 hectares and is located in Villa Ángela, Province of Chaco. It is used for agriculture and raising cattle. As of June 30, 2023, “La Suiza” had a stock of approximately 7,581 heads of cattle. During the 2022/2023 season, we used 700 hectares for agricultural production and 18,100 for livestock production.

El Tigre

“El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,360 hectares. It is located in Trenel, Province of La Pampa. As of June 30, 2023, 8,512 hectares were assigned to crop production, including double crops.

San Pedro

“San Pedro” farm was purchased on September 1, 2005. It has a surface area of 3,582 hectares (1,255 of which are used for breeding livestock) and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2022/2023 crop season, 2,584 hectares were used for agricultural production, including double crops.

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

Los Sauces

On June 30, 2023, the Company acquired a 1,250-hectare farm, of which 1,200 are productive, located in the department of Conhello, in the province of La Pampa. The amount of the transaction was USD 4.5 million.

Establecimiento Mendoza

The farm is located on the north of the city of Mendoza, in the department of Lavalle. It consists of 9 hectares, which are currently not in use and are considered land reserves.

Agropecuaria Anta (concession)

The “Agropecuaria Anta” farm is located in the department of Anta, in the west of the Province of Salta. It is located 46 km from Las Lajitas and 87 km from Joaquín V. Gonzalez, both tows of the Province of Salta. It corresponds to a permit to use public land for 35 years with expiration in 2035, extendable to 29 more years.

Within the contracts framework with the state company Salta Forestal S.A., through which rural properties were granted to Cresud, the Government of the Province of Salta has decreed -through executive orders 815/20, 395/21, 396/21, 397 /21 and 398/21- the rejection of the hierarchical appeals filed by Cresud against the fees liquidation made by Salta Forestal S.A. and, depending on the campaign, by the Department of Agriculture Affairs for the 2013/2014, 2014/2015, 2016/2017, 2017/2018, 2018/2019 and 2019/2020  of corn, soybean and/or sorghum crops campaigns. In this context, Cresud has initiated the judicial action against the aforementioned executive orders and in return the province of Salta has initiated an executive lawsuit and a garnishment for the amounts of the disputed amounts. To date, garnishment have been processed within the framework of file 726737/20 and in relation to executive order 815/20, for the sum of ARS 42.5 million, in the framework of file 739946/21 and in relation to executive order 395/21, for the sum of ARS 44.7 million, in the framework of file 742573/21 and in relation to executive order 396/21, for the sum of ARS 45.5 million, in the framework of file 739937/21 and in relation to executive order 397/21, for the sum of ARS 69.2 million, and within the framework of file 740034/21 and in relation to executive order 398/21, for the sum of ARS 58.4 million  In this regard, and based on the executive orders issued by the Government of Salta and in accordance with what was reported by our external advisory lawyers, the contingency is estimated in the amount of ARS 450 million.

Brazil (through our subsidiary BrasilAgro)

Jatobá

Jatobá is a farm in the northeastern region of Brazil, with a total surface area of 8,868 hectares. Jatobá was acquired in March 2007 for BRL 33 million. We consider that this farm is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia. During the 2022/2023 season, 7,006 hectares were used for agriculture.

On June 30, 2017, BrasilAgro sold 625 hectares of our Jatobá farm, 500 of which are arable, for a total sale price of BRL 10.1 million, equivalent to 300 soybean bags per arable hectare.

In July 2018, BrasilAgro sold 9,784 hectares of our Jatobá farm, 7,485 of which are arable, for a total sale price of BRL 164.8 million, equivalent to 285 soybean bags per arable hectare.

In June 2019, BrasilAgro sold 3,124 hectares of our Jatobá farm, 2,473 of which are arable, for a total sale price of BRL 58.1 million, equivalent to 285 soybean bags per arable hectare

In September 2019, we sold 1,134 hectares of our Jatobá farm, 893 of which are arable, for a total sale price of BRL 23.2 million, equivalent to 302 soybean bags per arable hectare.

In June 2020, we sold 1,875 hectares of our Jatobá farm, 1,500 of which are arable, for a total sale price of BRL 45.0 million, equivalent to 300 soybean bags per arable hectare.

In August 2020, we sold 133 arable hectares, for a total sale price of BRL 3.8 million.

In May 2022, we sold 1,654 hectares of our Jatobá farm, 1,250 of which are arable, for BRL 67.1 million, equivalent to 300 soybean bags per arable hectare.

In June 2023, we sold an area of 4,408 hectares (3,202 arable hectares) in the Jatobá farm, located in the municipality of Jaborandi, in the State of Bahia. The total amount of the sale was 298 soybean bags per arable hectare, or BRL 121.9 million (approximately BRL 38,069 per arable hectare).

Alto Taquarí

Alto Taquarí is located in the municipal district of Alto Taquarí, State of Mato Grosso. The farm was acquired in August 2007 for BRL 33.2 million. Before we purchased it, the farm had been used for agriculture and cattle raising. Following its transformation, it is being used for sugarcane production and crop planting.

In November 2018, we sold 103 hectares of our Alto Taquari farm, all of which are arable, for a total sale price of BRL 8 million, equivalent to 1,100 soybean bags per arable hectare.

In October 2019, we sold 85 hectares of our Alto Taquari farm, 65 of which are arable, for a total sale price of BRL 5.5 million, equivalent to 1,100 soybean bags per arable hectare.

In May 2020, we sold 105 hectares of our Alto Taquari farm, all of which are arable, for a total sale price of BRL 11.0 million, equivalent to 1,100 soybean bags per arable hectare.

On October 7, 2021, we entered into an agreement to sell an area of 3,723 hectares (2,694 arable hectares) in the Alto Taquari Farm. The sale price was BRL 589 million (approximately BRL 218,641 per arable hectare) or 1,100 soybean bags per arable hectare. Part of such price corresponding to BRL 16.5 million was paid in October 2021 and an additional payment of BRL 31.4 million was made in November 2021. The remaining balance is indexed in soybean bags and will be paid in eight annual installments, starting in May 2022. The delivery of the area is expected to occur in two phases. The first phase took place in October 2021, consisting of 2,566 hectares (1,537 arable hectares), in the amount of approximately BRL 336 million, and the second phase is expected to take place in September 2024, consisting of 1,157 arable hectares, in the amount of approximately BRL 253 million. We intend to continue to explore and operate the areas that were sold until completion of each delivery phase.

Considering this sale, we sell all the plateau areas of Alto Taquarí Farm, leaving 1,380 hectares (809 arable hectares) in the portfolio.

Chaparral

Chaparral is a 37,182-hectare farm, with 24,306 hectares dedicated to agriculture production. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007 for BRL 47.9 million. The farm is being transformed into an area for crop grains and cotton.

Nova Buriti

Located in the municipal district of Januária, State of Minas Gerais, Nova Buriti has a surface area of 24,212 hectares. Nova Buriti was acquired in December 2007 for BRL 22 million. It is located in the southeastern region of Brazil and it is close to the large iron industries. We are currently in the process of obtaining the necessary permits in order to begin operations. Due to the difficulties BrasilAgro has been facing in regard to obtaining licenses for the farm, they are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism contemplated in the environmental code pursuant to which holders of a legal reserve deficit can acquire another area to solve certain issues.

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

Arrojadinho

Located in Jaborandi, in the state of Bahia. With a total area of 16,642 hectares, of which 11,063 hectares of arable area. The Arrojadinho farm is suitable for grain production and cattle raising It was acquired in January 2020.

Rio do Meio

Located in Correntina, in the state of Bahia. With a total area of 5,750 hectares, of which 4,219 are used for agricultural activities. It was acquired in January 2020.

On September 20, 2021, the Company entered into a Purchase and Sale Commitment Agreement for a total area of 4,573 hectares (2,859 usable hectares), for the amount of 250 bags of soybeans per useful hectare, equivalent to BRL 130.1 million.

On November 8, 2022, BrasilAgro sold a fraction of 1,965 hectares (1,423 usable hectares). The amount of the operation was set at 291 bags of soybeans per useful hectare, equivalent to BRL 62.4 million on the date of the transaction.

After the sale, Rio do Meio Farm remained on our portfolio, with a total area of 5,750 hectares.

Serra Grande

Located in Baixa Grande do Ribeiro, in the state of Piauí. With a total area of 4,489 hectares, of which 2,904 are agricultural hectares. It was acquired in May 2020. This farmland started being transformed from forest to agriculture in 2020 and this development was completed in 2021.

Panamby

In September 2022, we acquired the Panamby farm, located in the municipality of Querência, in the State of Mato Grosso. The Panamby farm has an area of 10,844 hectares, 5,379 hectares of which are arable to be developed, and suitable for the cultivation of grains and cotton. The acquisition price was approximately BRL 285.6 million (approximately BRL 53,100 per arable hectare). For more information see “Recent Developments-Cresud’s Recent Developments-Panamby Farm (Brazil)”.

Paraguay (through BrasilAgro)

Marangatú / Udra

We own, through BrasilAgro, the “Marangatú/UDRA” farms, located in Mariscal José Félix Estigarribia, Department of Boquerón, Paraguayan Chaco, Republic of Paraguay, totaling 58,722 hectares, with 33,555 hectares of arable area.

Bolivia (through BrasilAgro)

In February 2021, the company sold 100% of the shares of its indirectly controlled subsidiaries, Agropecuaria Acres del Sud S.A. (“Acres del Sud”), Ombu Agropecuaria S.A, Yatay Agropecuaria S.A., and Yuchan Agropecuaria S.A. owners of approximately 9,900 agricultural hectares in the core zone from Bolivia to BrasilAgro for the approximate sum of USD 30 million.

Las Londras

On January 22, 2009, the bill of purchase for the “Las Londras” farm was cast into public deed; it has a surface area of 4,555 hectares and is located in the Province of Guarayos, Republic of Bolivia. During the 2022/2023 crop season, it was used for agricultural production.

Acres del Sud is the plaintiff in a lawsuit in the 2nd Room of the Agro-Environmental Court of Santa Cruz that seeks the invalidation of the Sanitation Final Resolution – RASS No. 0504/2021 of November 25, 2021, by which Instituto Nacional de Reforma Agrária e Servicio Nacional de Areas Protegidas - INRA (i) determined that the Acres del Sud fraction (previously known as Las Londras I, Las Londras II, and Las Londras III), is superimposed on the Guarayos Forest Reserve, declaring the illegality of the possession of Acres del Sud regarding the property called Acres del Sud in an area of 4,435.1 hectares; and (ii) declared it as non-available fiscal land, leaving only 50 hectares remaining out of a total of 4,485.1 hectares. The monetary value of this lawsuit is not yet measurable, and Brasilagro’s chances of loss are classified as possible. Brasilagro has not made any provision in connection with this proceeding. On September 13, 2023, the 2nd Room of the Agro-Environmental Court of Santa Cruz dismissed the lawsuit as unfounded, maintaining the Sanitation Final Resolution – RASS No. 0504/2021 of November 25, 2021, firm and persistent. Acres del Sud S.A will file an “Acción de Amparo Constitucional" in order to dismiss such decision.

San Rafael

On November 19, 2008, the bill of purchase for the “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 3,109 hectares, which were used for agricultural production during the 2022/2023 crop season.

La Primavera

On June 7, 2011, we acquired the “La Primavera” farm, with a surface area of approximately 2,356 hectares. During the 2022/2023 season, this farm was used for agricultural production.

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

Customers

For the fiscal year 2023, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 30 customers. Sales to our ten largest customers represented approximately 55% to 60% of our net sales. Some of these customers included Cargill, FASA, Bunge Alimentos S.A., ACA, GLENCORE, QUILMES, COFCO and GROBOCOPATEL. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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

Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Frigorífico Swift, Arre Beef S.A., Colombo y Magliano S.A. and Saenz Valiente Bulrich at prices based on the cattle market.

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

Urban Properties and Investments Business (through our subsidiary IRSA)

As of June 30, 2023, our investment in IRSA’s common shares amounts to 56.93%.

The following information corresponds to data of the segments extracted from our subsidiary IRSA’s Annual Report and Financial Statements as of June 30, 2023.

Overview

Shopping Malls

As of June 30, 2023, IRSA owned a majority interest in, and operated a portfolio of, 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two of which are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest of which are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

IRSA portfolio’s leasable area totaled 335,826 sqm of GLA (excluding certain spaces occupied by hypermarkets, which are not IRSA’s tenants). Real tenants’ sales of our shopping centers reached ARS 636,842 million in the fiscal year 2023 and ARS 548,935 million in the fiscal year 2022, 16.0%, in real terms, higher than in 2022. The tenants’ sales of our shopping centers are relevant to our income and profitability because they are one of the factors that determine the amount of rent that we can collect from them. They also affect the overall occupancy costs of tenants as a percentage of their sales.

The following table shows certain information about IRSA’s shopping malls as of June 30, 2023:

Shopping malls	Date of acquisition/ development	Location	GLA(1)	Number of stores	Occupancy rate(2)	Our ownership interest (3)	Rental revenue
			(sqm)		(%)	(%)	(in millions of ARS)
Alto Palermo	Dec‑97	City of Buenos Aires	20,629	141	100.0	100.0	7,480
Abasto Shopping (4)	Nov‑99	City of Buenos Aires	37,167	157	99.5	100.0	6,948
Alto Avellaneda	Dec‑97	Buenos Aires Province	39,457	122	92.5	100.0	4,653

Shopping malls	Date of acquisition/ development	Location	GLA(1)	Number of stores	Occupancy rate(2)	Our ownership interest (3)	Rental revenue
Alcorta Shopping	Jun‑97	City of Buenos Aires	15,839	107	96.1	100.0	4,300
Patio Bullrich	Oct‑98	City of Buenos Aires	11,396	90	92.7	100.0	2,370
Dot Baires Shopping	May‑09	City of Buenos Aires	47,811	163	98.6	80.0	4,072
Soleil Premium Outlet	Jul‑10	Buenos Aires Province	15,673	74	100.0	100.0	2,154
Distrito Arcos	Dec‑14	City of Buenos Aires	14,458	63	100.0	90.0	3,499
Alto Noa Shopping	Mar‑95	Salta	19,427	84	100.0	100.0	1,413
Alto Rosario Shopping	Nov‑04	Santa Fe	34,859	131	93.8	100.0	5,061
Mendoza Plaza Shopping	Dec‑94	Mendoza	41,511	124	99.1	100.0	2,125
Córdoba Shopping	Dec‑06	Córdoba	15,368	98	97.7	100.0	1,627
La Ribera Shopping	Aug‑11	Santa Fe	10,531	67	96.8	50.0	430
Alto Comahue	Mar‑15	Neuquén	11,700	88	96.7	99.95	1,240
Patio Olmos (5)	Sep‑07	Córdoba	-	-	-		-
Total			335,826	1,509	97.4		47,372

____________

(1)	Corresponds to gross leasable area (GLA) at each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3)	Company’s effective interest in each of its business units.
(4)	Excludes Museo de los Niños which represents 3,732 square meters in Abasto
(5)	Does not include the rental revenues of Patio Olmos. We own the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.

Tenant retail sales

During the fiscal year 2023, the sales of IRSA’s shopping malls tenants reached ARS 636,842 million, increasing by 16.0% compared to the previous fiscal.

Tenants’ sales of shopping malls located in the City of Buenos Aires and Greater Buenos Aires increased a 18.7% compared to previous fiscal year, from ARS 375,763 million to ARS 446,076 million during the fiscal year 2023, while those in the interior of the country increased a 10.2% compared to previous fiscal year, from ARS 173,172 million to ARS 190,766 million during the fiscal year 2023.

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2023	2022	2021	2020	2019
	(in millions of ARS)
Alto Palermo	83,516	68,833	25,805	45,328	61,514
Abasto Shopping	91,100	70,320	22,463	46,095	65,239
Alto Avellaneda	62,367	49,316	18,693	40,727	58,511
Alcorta Shopping	49,166	47,048	19,605	27,025	34,702
Patio Bullrich	27,230	24,917	12,624	18,383	22,795
Buenos Aires Design (2)	-	-	-	-	2,984
Dot Baires Shopping	51,217	43,655	17,201	36,207	49,997
Soleil Premium Outlet	33,907	31,194	15,101	18,812	26,846
Distrito Arcos	47,573	40,480	21,963	21,243	24,697
Alto Noa Shopping	26,067	24,865	18,411	18,350	22,151
Alto Rosario Shopping	72,117	65,082	39,212	38,367	49,308
Mendoza Plaza Shopping	39,021	36,918	31,824	29,942	39,305
Córdoba Shopping Villa Cabrera	22,676	20,743	13,060	11,818	16,084
La Ribera Shopping (3)	11,438	9,891	4,835	7,830	11,508
Alto Comahue	19,447	15,673	7,149	11,214	15,802
Total	636,842	548,935	267,946	371,341	501,443

____________

(1)

Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.

(2)	End of the concession term was December 5, 2018.
(3)	Owned by Nuevo Puerto Santa Fe S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2023	2022	2021	2020	2019
	(in millions of ARS)
Department Store	-	-	6,502	19,775	27,139
Clothes and footwear	372,285	328,373	153,507	203,180	278,634
Entertainment	18,208	13,103	1,988	11,404	16,809
Home and decoration	15,660	14,853	8,035	7,586	11,135
Home Appliances	70,555	49,305	20,409	41,827	56,163
Restaurants	73,815	51,912	42,775	52,938	62,859
Miscellaneous	11,084	82,546	4,514	4,437	5,985
Services	75,235	8,843	30,216	30,194	42,719
Total	636,842	548,935	267,946	371,341	501,443

____________

(1)	Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of IRSA’s shopping malls expressed as a percentage of gross leasable area of each shopping mall for the fiscal years indicated:

	As of June 30,
	2023	2022	2021	2020	2019
	(%)
Alto Palermo	100.0	98.0	98.4	91.9	99.1
Abasto Shopping	99.5	98.9	99.7	94.9	98.7
Alto Avellaneda	92.5	81.4	64.8	97.4	98.6
Alcorta Shopping	96.1	99.7	90.6	97.3	97.9
Patio Bullrich	92.7	92.4	87.8	91.4	93.5
Dot Baires Shopping	98.6	83.5	80.7	74.6	74.5
Soleil Premium Outlet	100.0	100.0	90.3	97.1	99.0
Distrito Arcos	100.0	100.0	100.0	93.8	99.4
Alto Noa Shopping	100.0	96.7	98.1	99.0	99.5
Alto Rosario Shopping	93.8	96.3	95.4	97.2	99.6
Mendoza Plaza Shopping	99.1	91.1	97.3	97.8	97.3
Córdoba Shopping Villa Cabrera	97.7	100.0	91.4	95.4	99.3
La Ribera Shopping	96.8	97.1	96.2	99.0	94.6
Alto Comahue	96.7	97.4	92.4	96.2	96.2
Total	97.4	93.1	89.9	93.2	94.7

Rental price

The following table shows the annual average rental price per square meter of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2023	2022	2021	2020	2019
	(in ARS)
Alto Palermo	275,047	219,502	93,536	188,684	274,302
Abasto Shopping	148,762	109,002	36,614	85,879	133,727
Alto Avellaneda	102,466	71,187	25,499	61,477	102,674
Alcorta Shopping	208,849	187,059	82,291	120,874	162,384
Patio Bullrich	155,930	107,383	45,548	94,795	124,433
Dot Baires Shopping	66,867	52,554	16,410	47,660	70,667
Soleil Premium Outlet	117,141	100,570	46,029	67,444	104,944
Distrito Arcos	195,871	156,425	90,440	133,048	193,000
Alto Noa Shopping	65,014	57,599	37,617	43,239	57,722
Alto Rosario Shopping	125,220	113,768	62,313	63,823	87,230
Mendoza Plaza Shopping	45,289	37,798	26,583	29,362	41,857
Córdoba Shopping Villa Cabrera	92,073	77,715	45,451	48,096	69,397
La Ribera Shopping	34,661	25,180	7,720	24,018	36,183
Alto Comahue	94,704	70,036	18,074	162,660	156,996

____________

(1)	Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters. Does not include revenue from Patio Olmos.

Revenues from the Shopping Malls segment

When analyzing the composition of the income of the shopping malls segment between 2023 and 2022, we can observe a balance in the proportions, since both or each of the contingent rent, which is the one that depends on our tenants’ sales, and also Base Rent represented approximately 40% of the segment’s income.

The following table sets forth IRSA’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	19,076	12,726	8,701	16,608	25,544
Percentage rent	19,516	18,055	5,101	7,810	9,479
Total rent	38,592	30,781	13,802	24,418	35,023
Non-traditional advertising	1,037	858	388	977	1,184
Revenue from admission rights	4,004	3,025	2,785	4,795	5,592
Fees	416	451	476	558	653
Parking	2,094	1,242	132	1,572	2,557
Commissions	1,147	886	636	824	1,701
Other	82	91	634	111	1,147
Subtotal	47,372	37,334	18,853	33,255	47,857
Other revenues (1)	66	35	32	37	-
Adjustments and eliminations	-	-	(71)	(1,785)	(2,505)
Total	47,438	37,369	18,814	31,507	45,352

____________

(1)	As of June 30, 2023, includes ARS 41 million attributable to Patio Olmos and ARS 25 million attributable to Apsa Media commission for advertising in Edificio del Plata.

Rental revenue

The following table sets forth total rental income for each of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2023	2022	2021	2020	2019 (2)
	(in millions of ARS)
Alto Palermo	7,480	5,961	2,790	5,292	7,476
Abasto Shopping	6,948	4,926	2,003	4,540	6,970
Alto Avellaneda	4,653	3,357	1,632	3,186	5,004
Alcorta Shopping	4,300	3,658	1,705	2,822	3,678
Patio Bullrich	2,370	1,656	748	1,632	2,141
Buenos Aires Design (2)	-	-	-	-	280
Dot Baires Shopping	4,072	3,115	1,576	3,467	5,898
Soleil Premium Outlet	2,154	1,839	877	1,315	1,951
Distrito Arcos	3,499	2,805	1,468	2,436	3,354
Alto Noa Shopping	1,413	1,244	852	981	1,313
Alto Rosario Shopping	5,061	4,417	2,598	2,759	3,624
Mendoza Plaza Shopping	2,125	1,824	1,362	1,569	2,173
Córdoba Shopping Villa Cabrera	1,627	1,324	832	940	1,309
La Ribera Shopping(3)	430	300	112	313	463
Alto Comahue	1,240	908	298	2,003	2,223
Subtotal	47,372	37,334	18,853	33,255	47,857
Other revenues (4)	66	35	32	37	-
Reconciliation adjustments	-	-	(71)	(1,785)	(2,505)
Total	47,438	37,369	18,814	31,507	45,352

____________

(1)	Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)	End of concession December 5, 2018.
(3)	Through our joint venture Nuevo Puerto Santa Fe S.A.
(4)	As of June 30, 2023, includes ARS 41 million attributable to Patio Olmos and ARS 25 million attributable to Apsa Media commission for advertising in Edificio del Plata.

Lease expirations (1)

The following table sets forth the schedule of estimated lease expirations for IRSA’s shopping malls for leases in effect as of June 30, 2023, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2023
Agreements’ Expiration (as of end of fiscal year)	Number of agreements (1)	Square meters to expire	Due to expire	Total lease payments(2)	Agreements
			(%)	(in millions of ARS)	(%)
Vacant Stores	40	8,843	-	-	-
Expired in-force	34	18,793	5.7	349	1.9
2024	414	95,943	29.3	3,284	18.0
2025	444	79,432	24.3	4,427	24.4
2026	392	77,343	23.7	5,582	30.7
2027 and subsequent years	185	55,472	17.0	4,537	25.0
Total (3)	1,469	326,983	100.0	18,179	100.0

____________

(1)	Includes vacant stores as of June 30, 2023. A lease may be associated with one or more stores.
(2)	The amount expresses the annual base rent as of June 30, 2023 of agreements due to expire.
(3)	Does not include unoccupied stores.

New leases and renewals

The following table shows certain information about IRSA’s leases agreement as of June 30, 2023:

				Average annual base rent per sqm
Type of business	Number of agreements renewed	Annual base rent	Annual admission rights	New and renewed	Former agreements	Number of non‑renewed agreements (1)	Annual base rent amount per sqm Non‑renewed agreements (1)
		(in millions of ARS)		(ARS/sqm)			(in millions of ARS)
Clothing and footwear	311	5,326	896	118,556	53,860	490	87,063
Miscellaneous (2)	94	1,378	326	177,045	87,364	133	86,398
Restaurant	95	1,402	157	179,761	76,501	131	126,204
Services	20	202	16	45,806	14,596	40	55,916
Home appliances	34	542	50	124,872	61,115	39	87,148
Home and decoration	18	194	70	79,586	18,473	36	72,746
Supermarket	1	37	-	11,568	8,264	3	4,970
Entertainment	8	88	8	12,696	2,488	16	17,374
Total (3)	581	9,169	1,523	133,043	58,302	888	89,250

___________

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)	Miscellaneous includes anchor stores.
(3)	Weighted average for Average annual base rent per sqm related to Number of agreements renewed.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) account for approximately 9.4% of IRSA’s gross leasable area as of June 30, 2023 and represent 12.1% of the annual basic rent for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	Gross Leasable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	5.9	10,771	3.2
Nike	Clothes and footwear	3.5	8,105	2.4
Fravega	Home appliances	3.0	3,378	1.0
Adidas	Clothes and footwear	2.4	4,581	1.4
McDonald’s	Restaurant	2.1	4,550	1.4
Total		16.9	31,385	9.4

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

Rent amount specified in IRSA’s leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which percentage generally ranges between 2% and 12% of tenant’s gross sales. Additionally, under the rent adjustment clause included in most of its rental contracts, the tenant’s basic rent is generally updated monthly or quarterly and cumulatively by the CPI index.

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

The tenants of the shopping centers have electricity, gas and water services and, if applicable, depending on the tenant's commercial activity, telephone switchboard, central air conditioning connection, connection to the general fire detection and extinguishing system, and provision of emergency energy through generator sets in common sectors. Each tenant is responsible for completing all necessary installations within their unit, and must also pay the direct expenses generated by these services within each unit. Direct expenses generally include electricity, water, gas, telephone and air conditioning. The tenants must also pay a percentage of the total costs and general taxes related to the maintenance of the common areas. IRSA determines that percentage or “coupe” based on different factors. Common area expenses include, among other things, administration, security, operations, maintenance, cleaning and taxes.

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

Control Systems

IRSA has computer systems equipped to monitor tenants’ sales in all of its shopping malls. IRSA also conducts regular revenues audits of our tenants’ accounting sales records in all of our shopping malls. IRSA uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the revenues audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

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

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2023:

Entity	Shopping malls	Location	GLA	Market share (1)
			sqm	(%)
IRSA	Alto Palermo	City of Buenos Aires	20,629	1.76
	Abasto Shopping (2)	City of Buenos Aires	37,167	3.17
	Alto Avellaneda	Province of Buenos Aires	39,457	3.36
	Alcorta Shopping	City of Buenos Aires	15,839	1.35
	Patio Bullrich	City of Buenos Aires	11,396	0.97
	Dot Baires Shopping (3)	City of Buenos Aires	47,811	4.07
	Soleil Premium Outlet	Province of Buenos Aires	15,673	1.34
	Distrito Arcos	City of Buenos Aires	14,458	1.23
	Alto Noa	City of Salta	19,427	1.66
	Alto Rosario	City of Rosario	34,859	2.97
	Mendoza Plaza	City of Mendoza	41,511	3.54
	Córdoba Shopping	City of Córdoba	15,368	1.31
	La Ribera Shopping (4)	City of Santa Fe	10,531	0.90
	Alto Comahue	City of Neuquén	11,700	1.00
Subtotal			335,826	28.6
Cencosud S.A.			277,203	23.6
Other operators			560,317	47.8
Total			1,173,346	100.0

____________

(1)	Corresponding to gross leasable area in respect of total gross leasable area. Market share is calculated dividing sqm over total sqm.
(2)	Does not include Museo de los Niños (3,732 square meters in Abasto).
(3)	Our interest in PAMSA is 80%.
(4)	Owned by Nuevo Puerto Santa Fe S.A., in which we are a joint venture partner.

Source: INDEC - National survey of shopping malls.

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

Information technology

IRSA keep investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in the shopping malls and learn more about our clients. IRSA continued with the company digital transformation, extending the use of cloud based purchases and auctions platform for cost optimization, Robotic Process Automation or RPA automation in different areas. IRSA also migrated its datacenter, aiming maximum system availability and started to renew CCTV system, to improve security and enabling future capabilities, such as the use of artificial intelligence of things (AIoT).

This year IRSA continued the development of APPA, the application that facilitates the experience of consumers in shopping malls, through which you can pay for parking, book a place for events & shows, redeem gift cards, obtain discounts, benefits and participate in promotions, and prepares to launch payments and gift vouchers. During the year, users of ¡appa! carried out more than 700,000 transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of Corporate benefits.

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

Properties

The following table sets forth certain information regarding IRSA’s office buildings, as of June 30, 2023:

Offices	Date of acquisition/ development	GLA (1)	Occupancy rate (2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2023 (4)
		(sqm)	(%)	(%)	(in million of ARS)
AAA & A offices
Bankboston Tower (5)	Dec-14	-	-	-	3.7
Intercontinental Plaza (3)	Dec-14	2,979	100.0	100	195.1
Dot Building	Nov-06	11,242	51.6	80	546.7
Zetta Building	May-19	32,173	94.6	80	2,644.4
261 Della Paolera (6)	Dec-20	8,516	100.0	100	1,003.5
Total AAA & A offices		54,910	86.9		4,393.4
B offices
Philips Building	Jun-17	8,017	41.9	100	190.1
Suipacha 652/664 (7)	Dec-14	11,465	-	100	0.3
Total B offices		19,482	17.2		190.4
Total Offices		74,392	68.7		4,583.8

____________

(1)	Corresponds to the total leasable surface area of each property as of June 30, 2023. Excludes common areas and parking spaces.
(2)	Calculated by dividing occupied square meters by total gross leasable area of the relevant property as of June 30, 2023.
(3)	We own 13.2% of the building which covers an area of 22,535 square meters of gross leasable area, meaning we own 2,979 square meters of gross leasable area.
(4)	Corresponds to the accumulated income of the period.
(5)	The office buildings were sold during the fiscal year 2021.
(6)

We own 23.7% of the building that has 35,872 square meters of gross leasable area, meaning we owned 8,516 square meters of gross leasable area. As a subsequent event, on August 9, 2023, IRSA sold and transferred one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 sqm and 10 parking lots located in the building. Also, on October 5, 2023, IRSA sold and transferred two floors of the tower “261 Della Paolera” for a total leasable area of approximately 2,395 sqm and 18 parking lots located in the building. For more information, see “Recent Developments - 261 Della Paolera floors sales”.

(7)

As a subsequent event, on July 24, 2023, we sold the entire building Suipacha 652/664. Excluding the sqm of this building, the occupancy rate of total offices would be 81.2%. For more information, see “Recent Developments – Suipacha 652/664 building sale”.

Occupancy rate

The following table shows IRSA’s offices occupancy percentage as of the end of fiscal years ended June 30:

	Occupancy rate (1)
	As of June 30,
	2023	2022	2021	2020	2019
	(%)
República Building (2)	-	-	66.9	86.9	95.2
Bankboston Tower (2)	-	-	-	96.4	93.5
Intercontinental Plaza	100.0	100.0	100.0	100.0	100.0
Bouchard 710 (2)	-	-	-	92.5	100.0
DOT Building	51.6	92.6	84.9	84.9	100.0
Zetta Building (3)	94.2	92.2	84.7	97.5	97.5
261 Della Paolera	100.0	67.1	80.2	-	-
Philips Building	41.9	81.4	93.1	82.7	45.7
Suipacha 652/664 (4)	-	-	17.3	31.2	44.6
Total	68.7	73.3	74.7	86.1	88.3

____________

(1)	Leased square meters pursuant to lease agreements in effect as of the end of fiscal year over gross leasable area of offices for the same fiscal year.
(2)	The office buildings were sold.
(3)	In fiscal year 2022, excludes 815 sqm from the occupancy calculation because they were under construction for the development of the “Workplace Offices” project.
(4)

As a subsequent event, on July 24, 2023, we sold the entire building Suipacha 652/664. Excluding the sqm of this building, the total occupancy would be 81.2%. For more information, see “Recent Developments – Suipacha 652/664 building sale”.

Annual average income per surface area as of the end of fiscal years ended June 30:

	Income per square meter (1)
	As of June 30,
	2023	2022	2021	2020	2019
	(ARS/sqm)
República Building (2)	-	-	134,611	133,129	124,587
Bankboston Tower (2)	-	-	-	120,116	127,815
Intercontinental Plaza	65,500	106,056	168,134	72,046	81,767
Bouchard 710 (2)	-	-	-	142,164	130,087
DOT Building	94,247	67,276	102,706	129,341	106,160
Zetta Building	86,865	89,864	117,650	128,799	84,558
261 Della Paolera (3)	117,836	130,198	79,192	-	-
Philips Building	56,584	57,849	65,963	59,402	136,949
Suipacha 652/664 (4)	-	-	101,366	57,905	118,563

____________

(1)	Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.
(2)	The office buildings were sold.
(3)	The building became operational in December 2020, due to which the contracts and related revenues are not comparable to previous years.
(4)	As a subsequent event, on July 24, 2023, we sold the entire building Suipacha 652/664. For more information, see “Recent Developments - Suipacha 652/664 building sale”.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2023:

Property	Number of lease agreement (1) (5)	Annual rental price (2)	Rental income per sqm (new and renewed) (3)	Previous rental income per sqm (3)	Number of non‑ renewed leases	Non‑ renewed leases annual base rent amount (4)
		(in millions of ARS)	(ARS)	(ARS)		(in millions of ARS)
Dot Building	1	51	2,861	4,018	2	108
Philips Building	-	-	-	-	3	102
Intercontinental Plaza	-	-	-	-	-	-
261 Della Paolera	-	-	-	-	-	-
Zetta Building	1	55	4,316	3,721	-	-
Total (6)	2	106	3,468	3,894	5	210

____________

(1)	Includes new and renewed leases executed in fiscal 2023.
(2)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3)	Monthly value.
(4)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5)	It does not include leases over parking spaces, antennas, terrace area and Workplace (Zetta y Philips).
(6)	Weighted average for total rental income per sqm (new and renewed) and previous rental income per sqm.

The following table sets forth the schedule of estimated lease expirations for IRSA’s offices and other properties for leases in effect as of June 30, 2023. This data is presented assuming that none of IRSA’s tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Fiscal year of lease expiration (1)(2)	Number of leases due to expire	Square meters of leases due to expire	Square meter of leases due to expire	Annual rental income amount of leases due to expire	Annual rental income amount of leases to expire
		(sqm)	(%)	(in millions of ARS)	(%)
2024	7	29,748	60	2,257	57
2025	5	3,239	6	211	5
2026 and thereafter	21	17,154	34	1,504	38
Total	33	50,141	100	3,972	100

____________

(1)	Includes offices with leases that have not been renewed as of June 30, 2023.
(2)	It does not include vacant square meters and contracts from: parking spaces, terraces, antennas and Workplace (Zetta y Philips).

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

Dot Building, City of Buenos Aires

IRSA’s subsidiary Panamerican Mall S.A. developed an office building of 11,242 square meters of gross leasable area next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant IRSA’s arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include Farmanet, Astrazeneca S.A., Carrier and HP, among others.

Zetta Building

IRSA’s subsidiary Panamerican Mall S.A. built an office building of 32,173 square meters of gross leasable area and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City. This A+, certified LEED, Gold of Core & Shell standards of the US Green Building Council, was inaugurated in May 2019, continuing to consolidate IRSA’s position in the North Zone corridor of offices for rent. As of June 30, 2023, the building was occupied approximately 91% by Mercado Libre. On the ground floor, it is currently operating the first Workplace office space with 815 sqm sectors. The space offers private offices, fully equipped, furnished and fully operational, ready to use.

261 Della Paolera Building

261 Della Paolera is a 126-meters high triangular-shaped tower of AAA offices and 55,000 square meters of surface, plus 70 linear meters of Curtain Wall on the Río de la Plata, developed on the last vacant land plot of Catalinas Norte. Located in the most prestigious corporate area in Argentina, with approximately 35,000 square meters of GLA, 318 parking spaces, changing rooms, security, gastronomy services, 261 Della Paolera has become an icon of the city, built sustainability in mind and high quality design. This new A+ building was recently certified to LEED Gold of Core & Shell standards by the US Green Building Council. The rental process has been a success, achieving 100% occupancy with premium tenants. It is currently a highly valued asset for large corporations for the acquisition of floors, due to its characteristics and current contracts.

During the fiscal year 2023 and as a subsequent event, the company sold and transferred 11 floors of this building. After these operations, IRSA maintains the ownership of 4 floors of this building with an approximate gross leasable area of 4,937 sqm, parking spaces and other complementary spaces. For more information, see “Recent Developments-IRSA’s Recent Developments-“261 Della Paolera” floors sales”.

Suipacha 652/64, City of Buenos Aires

Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. As of June 30, 2023, we owned the entire building and 62 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. The average footage of the building is 11,465 square meters of gross leasable area.

On July 24, 2023, the entire building was sold, for more information see “Recent Developments-Suipacha 652/664 building sale”.

Phillips Building, City of Buenos Aires

The historic Philips Building adjoins Dot Baires shopping mall, and faces Avenida General Paz, in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,017 sqm, and a remaining construction capacity of approximately 20,000 sqm. During the year 2023, a Workplace will be start rented in the building, and it is expected that it will be the place where the largest headquarters of Workplace Irsa will operate with 1,800 sqm.

Leases

IRSA lease their offices by using contracts with an average term between three to ten years for corporate offices. In addition, IRSA has two spaces named “Workplace by IRSA”, which are leased as a co-working place, that are fully equipped and all inclusive by using services contracts with semi-annually and annually average term.

Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value

Competition

Virtually all IRSA office’s properties and other commercial properties other than shopping malls are in developed urban areas. There is a great number of office buildings, shopping malls, retail stores and residential houses in the zones where IRSA’s properties are located. It is a highly fragmented market and the abundant number of comparable properties in the vicinity may have an adverse impact on the ability to lease or sell office space and other properties and may have an adverse impact on the sale and rental price of properties.

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

Hotels

Hotel activity reached high levels of occupancy and sales during the fiscal year ended June 30, 2023, motivated by the boom both in domestic and international tourism. The exclusive Llao Llao resort, which the company owns in the city of Bariloche, in southern Argentina, reached optimal occupancy levels and is a great attraction for the high-income segment. Also, our Libertador and Intercontinental hotels in the City of Buenos Aires recovered strongly this year, increasing rates and occupancy.

During the fiscal year 2023, IRSA kept its 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding IRSA’s luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (1)	Average Price per Room(2)	Fiscal Year Sales as of June 30 (in millions of ARS)
		(%)		(%)	ARS	2023	2022	2021	2020	2019
Intercontinental (3)	11/01/1997	76.34	313	66.4	27,772	4.118	1.723	463	3.826	5.570
Libertador (4)	03/01/1998	100	200	57.2	19,893	1.634	637	152	1.339	3.139
Llao Llao (5)	06/01/1997	50	205	76.7	70,608	9.212	6.910	2.641	5.568	6.971
Total			718	66.8	39,936	14.964	9.270	3.256	10.733	15.680

____________

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Through Nuevas Fronteras S.A.
(4)	Through Hoteles Argentinos S.A.U.
(5)	Through Llao Llao Resorts S.A. and IRSA - Galerías Pacífico S.A. UT (until March 31, 2023).

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

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 IRSA acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts, and spas. The Hotel Llao Llao was managed by “IRSA- Galerías Pacífico S.A. - UT”, a Transitory Union constituted 50% by IRSA and 50% by Grupo Sutton until March 31, 2023, from that date it is operated by Llao Llao Resorts S.A. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms. In 2019, began the remodeling of the Bustillo Wing in the hotel, where 42 rooms were modernized and valued, which have a differential value for having air conditioning equipment and modern plumbing.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro

On December 14, 2006, through IRSA’s hotel operator subsidiary, Llao Llao Resorts S.A., IRSA acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was USD 7 million. The land is on the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

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

In fiscal year ended June 30, 2023, revenues from the sale and development of properties amounted to ARS 4,382 million, compared to ARS 1,608 million posted in the fiscal year ended June 30, 2022.

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

The following table shows information about IRSA’s land reserves as of June 30, 2023:

	Ownership Interest	Date of acquisition	Land Surface	Buildable surface	GLA	Salable Surface	Book Value
	(%)		(sqm)				(in millions of ARS)
RESIDENTIAL - BARTER AGREEMENTS
Córdoba Shopping Adjoining plots - Residential	100	May-15	-	-	-	2,160	502
Libertador 7400 (Quantum Bellini) Trust	100	Feb-21	-	-	-	186	145
Ancón (Luis M. Campos) Trust	100	Feb-21	-	-	-	1,014	671
Av. Figueroa Alcorta 6464 Trust	100	Feb-21	-	-	-	1,786	1,751
Coto Abasto air space - Tower 1 - City of Buenos Aires	100	Sep-97	-	-	-	2,018	1,311
Coto Abasto air space - Tower 2 - City of Buenos Aires	100	Sep-97	-	-	-	8,338	770
Zetol y Vista al Muelle - Uruguay	90	Jun-09	-	-	-	792	23
Caballito Ferro Plot 1 - CABA	100	Jan-21	-	-	-	2,908	2,044
Total Intangibles (Residential)			-	-	-	19,202	7.217

LAND RESERVES:
Luján Plot - Buenos Aires (5)	100	May-08	1,152,106	464,000	-	-	4,210
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires (5) (8)	50	May-11	159,996	480,000	-	-	20,949
La Adela - Buenos Aires	100	Aug-14	9,868,500	3,951,227	-	-	6,660
Puerto Retiro - City of Buenos Aires (4)	50	May-97	82,051	246,153	-	-	-
Ezpeleta plot (Quilmes)	100	Apr-22	465,642	521,399	-	-	7,932
Costa Urbana - City of Buenos Aires	100	Jul-97	716,180	866,806	-	693,445	172,562
La Plata - Greater Buenos Aires (5)	100	Mar-18	78,614	116,553	-	-	4,715
Polo Dot mixed uses expansion - CABA (7)	80	Nov-06	-	15,940	-	-	5,905
Caballito Ferro Plots 2, 3 and 4 - City of Buenos Aires	100	Jan-99	20,462	86,387	-	75,277	15,033
Subtotal Mixed-uses			12,543,551	6,748,465	-	768,722	237,966
Caballito Block 35 - City of Buenos Aires (3)	100	Oct-98	9,767	57,192	-	31,257	2,324
Zetol - Uruguay	90	Jun-09	-	-	-	51,228	1,485
Vista al Muelle - Uruguay	90	Jun-09	-	-	-	60,360	1,736
Neuquén - Residential plot - Neuquén (2) (6)	100	Jul-99	13,000	57,000	-	-	2,261
Subtotal residential			22,767	114,192	-	142,845	7,806
Beruti y Coronel Diaz Building - City of Buenos Aires	100	Jun-22	2,387	8,900	5,067	-	6,273
Subtotal retail			2,387	8,900	5,067	-	6,273
Polo Dot - Offices 2 & 3 - City of Buenos Aires...	80	Nov-06	12,800	-	38,400	-	10,694
Paseo Colón 245 Building - City of Buenos Aires.	100	May-23	1,579	13,690	9,500	-	2,167
Intercontinental Plaza II - City of Buenos Aires....	100	Feb-98	6,135	-	19,597	-	3,842
Córdoba Shopping adjoining plots - Córdoba (2)	100	May-15	5,365	5,000	4,823	-	739
Subtotal offices			25,879	18,690	72,320	-	17,442
Total future developments			12,594,584	6,890,247	77,387	911,567	269,487
Other land reserves (1)			3,289,199	-	7,297	262	10,082
Total land reserves			15,883,783	6,890,247	84,684	911,829	279,569

____________

(1)

Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Ocampo parking spaces, DOT adjoining plot. adjoining plot Mendoza Shopping, Pilar R8 Km 53, Conil land (Plot II), Pontevedra, San Luis Land and Llao Llao Land.

(2)

These lands are classified as Property for sale; therefore, their value is maintained at historical cost basis adjusted by inflation. The rest of the land is classified as Investment Properties, valued at market value.

(3)	“Caballito Manzana 35” consists of 3 residential buildings of 27, 22 and 18 floors.
(4)	This land is in judicial litigation.
(5)	Estimated maximum buildable area according to the projects, still pending final approvals.
(6)	Estimated buildable area according to the first draft, which to date is about 45,000 sqm according to the latest news from the Municipality.
(7)	Applicable to the expansion of the Zetta Building.
(8)

As a subsequent event of the fiscal year 2023, on August 31, 2023, we sold and transferred 100% of its stake in Quality Invest S.A. equivalent to 50% of the stock capital (for more information see “Recent Developments - Sale of Quality Invest S.A.”).

The following table shows information about IRSA’s expansions on its current assets as of June 30, 2023:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo	100	4,336	City of Buenos Aires
Paseo Alcorta	100	1,337	City of Buenos Aires
Alto Avellaneda	100	23,737	Buenos Aires
Alto Noa	100	3,068	Salta
Soleil Premium Outlet	100	17,718	Buenos Aires
Alto Comahue	100	3,325	Neuquén
Total in Shopping Malls		53,521
Patio Bullrich	100	20,000	City of Buenos Aires
Alto Palermo	100	14,199	City of Buenos Aires
Córdoba Shopping	100	7,000	Cordoba
Alto Rosario	100	15,000	Rosario
Philips Building	100	19,706	City of Buenos Aires
Total in offices + residential		75,905
Total expansions		129,426

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

Intangibles - Units to be received under barter agreements

Córdoba Shopping Adjoining Plots - Residential

On August 18, 2022, the plot 1 of 3,240 sqm was bartered with Proaco, where two residential towers is expected to be built. IRSA expect to receive as consideration, within a period of between 36 and 44 months, functional units that represent 16% of the square meters, with a minimum of 2,160 square meters, together with garage units and, if built, also storage units. The value of the swap is USD 2 million.

Trusts: Ancón (Luis M. Campos 100 and Ancón), Figueroa Alcorta 6464 and Libertador 7400 (Quantum Bellini)

On February 9, 2021, as a result of the reorganization of Manibil S.A., IRSA received a participation in three trusts:

•	Ancón Trust: The original project, which consisted in an office building, was changed to a residential building, of which 1,014 sqm and 10 garages units would correspond to us. As of the date of this Annual Report, there is a legal protection in relation to this project (amparo), thus the work is suspended;

•	Figueroa Alcorta 6464 Trust: corresponds to 1,786 sqm of apartments and 11 garage units. As of June 30, 2023, the work has started; and

•	Libertador 7400 (Quantum Bellini) Trust: corresponds to 923 sqm of apartments, 5 garages units and storage units. As of June 30, 2023, units have been sold, with the remaining of 186 sqm in stock.

Coto Abasto air space - Towers 1 & 2 - City of Buenos Aires

IRSA owns an airspace to construct approximately 23,000 square meters above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires. On September 24, 1997, IRSA and Coto Centro Integral de Comercialización S.A. (Coto) granted a deed through which the Company acquired the rights to receive functional parking units and the rights to raise the property located between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On October 25, 2019, IRSA transferred to a non-related third party the rights to develop a residential building (“Tower 1”) on Coto Supermarket airspace located in the Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm. The operation was set for the total of USD 4.5 million: USD 1 million was paid in cash and the balance in at least 35 functional units of departments, with a guaranteed minimum of 1,982 sqm.

As of June 30, 2022, the construction work of Tower 1 had been completed by more than 60% of the total project. In addition, on June 30, 2023, in compliance with the agreement into with Abasto Twins S.A. in June 2016, we signed the assignment of a parking unit and the right to build the Tower 2 of Abasto for USD 3 million. As of the date of this Annual Report, IRSA received the sum of USD 15,250 in cash as monetary consideration, and the right to receive at least 29 functional units that are part of the future tower as non-cash consideration. This non-cash consideration represents the equivalent of 20% of the square meters of the plans approved by the Government of the City of Buenos Aires for the construction of the tower, with a guaranteed minimum of 1,639 sqm.

Zetol S.A. and Vista al Muelle S.A. - Plot 2 Carrasco Boating - District of Canelones - Uruguay

On November 23, 2022, the barter of Plot 2 was completed with a surface of 17,754 sqm of the Carrasco Boating project to Carrasco Boating Trust, which is not related to the Company. The sale price was USD 8.3 million.

Mixed uses

Luján Plot of Land - Luján, Province of Buenos Aires

This 115-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by Cresud from Birafriends S.A. for USD 3 million. In May 2012, IRSA acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. IRSA’s intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out so as to change the zoning parameters, thus enabling the consummation of the project.

San Martin Plot (Ex Nobleza Piccardo Plant) - San Martín, Province of Buenos Aires

This plot of land is owned by Quality Invest. On May 31, 2011, Quality Invest S.A. and Nobleza Piccardo S.A.I.C. y F. (Nobleza) executed the title deed for the purchase of a plot of land extending over 159,996 square meters located in the District of San Martín, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments.

The Master Plan, by which it is projected to develop a large-scale integral urbanization (residential, commercial, etc.), which includes the construction of approximately 480,000 sqm, was endorsed by the Municipality of San Martin through Decree 1589/19 and registered before the General Directorate of Urbanism and Directorate of Urban Planning of the Municipality. Likewise, the subdivision plan in accordance with the urban indicators was presented to the Directorate of Cadastre of the Province of Buenos Aires.

Additionally, during the fiscal year 2022, Quality Invest S.A. and the Municipality of San Martín signed the following documents:

Peretz Club Agreement Closing Minutes: The Company paid the certificates owed for the work in question already completed, releasing both parties from any claim regarding the documents signed on January 20, 2015. The amount owed was ARS 18.9 million and the execution of the works are described, detailed and carried out.

Complementary Agreement with the Municipality of San Martin: The ending of the Rodriguez Peña work and the relocation and start-up of the Edenor substation are agreed, in accordance with the plan and specifications drawn up by the Company and that are part of the annexes of the same. In return, the certifications owed will be paid as follows: The total is ARS 26.1 million: ARS 15.0 million have already been paid; and the remaining amount (without any adjustment clause) will be paid at the time of provisional reception of the work, where will sign the Certificate of Delivery.

As a subsequent event of the fiscal year 2023, on August 31, 2023, IRSA has sold and transferred 100% of its stake in Quality Invest S.A. equivalent to 50% of the stock capital (for more information see “Recent Developments - Sale of Quality Invest S.A.”).

La Adela - Buenos Aires

During 2015 IRSA acquired the “La Adela” land reserve with an area of approximately 987 hectares, located in the District of Luján, Province of Buenos Aires, that was previously owned by Cresud. Given its degree of development and closeness to the City of Buenos Aires, IRSA intend to develop a new real estate project.

Puerto Retiro - City of Buenos Aires

At present, Puerto Retiro S.A. has an 8.2 hectare plot of land, which is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

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

In the framework of the criminal case, the complainant denounced the non-compliance by Puerto Retiro S.A. of the precautionary measure decreed in the criminal court consisting of the prohibition to innovate and contract with respect to the property that is the object of the civil action. As a result of this complaint, the Oral Federal Criminal Court No. 5 filed an incident and ordered and executed the closure of the property where the lease contracts with Los Cipreses S.A. and Flight Express S.A. were being fulfilled, in order to enforce compliance with the aforementioned measure. As a result of this circumstance, it was learned that the proceedings were turned to the Criminal Chamber for the assignment of a court to investigate the possible commission of a disobedience crime. As of the date of this Annual Report, there has been no news regarding the progress of this case.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record, during the fiscal year 2019, an impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Ezpeleta Plot - Quilmes, Buenos Aires

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

Costa Urbana - formerly Solares de Santa María - Costanera Sur, City of Buenos Aires

On December 21, 2021, the law from Buenos Aires City congress approving a New Zoning Regulations for the development of the property, was passed, and published. The Plot of approximately 70 hectares, owned by the Company since 1997, previously known as “Solares de Santa María”, is in the riverfront of the Río de la Plata, in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Zoning Area, designated: “U73 - Public Park and Costa Urbana Urbanization”, which enables a mixed-use development, combining, residential, office buildings, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA promised to give to the City of Buenos Aires 50.8 hectares designated for public use, which represent approximately 71% of the total area of the property and contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, in addition to the sum of USD 2,6 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which was also contributed.

In March 2023, measurement was approved with a proposal for subdivision, division, transfer of streets and public space and we are in the process of deeding the 3 parcels and the sector of the Public Park that is transferred for consideration.

Likewise, IRSA will oversee putting in place the infrastructure and road works on the property serving the new city blocks generated and will carry out the public space works contributing up to USD 40 million, together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

On October 29, 2021, IRSA received in relation to a collective legal protection action, requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the processing of Bill 1831 - J 2021 (Trial Court of Administrative and Tax Law No. 10, Sec. 19 - Cause “Civil Association Observatory of the Right to City and others against GCBA and others on Protection Action (Amparo) - Others” - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the lawsuit on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the (amparo) legal protection. On March 15, 2022, IRSA as well as the Government of the City of Buenos Aires -codefendant in the case-appealed the ruling. On March 6, 2023 the Room IV of the “Contentious-Administrative, Tax and Consumer Relations” Chamber (Room IV) resolved to revoke the judgment of first instance, and consequently reject the claim. Given that said judgment was not appealed, the case has concluded and as of the date of this Annual Report, the Company has not any judicial process in progress related to the Costa Urbana project.

“Costa Urbana” will change the landscape of the City of Buenos Aires, bringing life to an undeveloped area and will be an exceptional project due to its size, location and connectivity, providing the City the possibility of expanding and recovering its access to the Río de la Plata coast with walkable areas, recreation, green spaces, public parks and mixed-use.

La Plata Plot of land

On March 22, 2018, IRSA acquired 100% of a plot of land of 78,614 sqm of surface in the town of La Plata, province of Buenos Aires. The transaction was consummated through the purchase of 100% of the shares of Entertainment Center La Plata S.A. that owns 61.85% of the property and the direct purchase of the remaining 38.15% from unrelated third parties.

The price of the acquisition was USD 7.5 million which has been fully paid. IRSA intends to use the property to develop a mixed-use project, given the property’s characteristics for a commercial development in a district with high potential.

On January 21, 2019, Ordinance No. 11,767 approved by the “Honorable Consejo Deliberante de La Plata” on December 26, 2018, was enacted. With this enactment, the uses and indicators requested to develop a project of 116,553 square meters were formally confirmed.

As of June 30, 2023, the mixed-use project is advanced.

Polo Dot mix uses expansion - City of Buenos Aires

On the plot where the Zetta Building is located, IRSA has a surplus buildable surface of 15,940 sqm, where alternatives are being analyzed to develop a mixed-use project.

Caballito Ferro Plots 2, 3 and 4 - City of Buenos Aires

Caballito is a property of approximately 20,462 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which the Company purchased in November 1997. This plot will be used for the development of residential with retail and public spaces, with more than 85,000 sqm. This Project is approved by the GCBA authorities.

On December 23, 2019, IRSA transferred Parcel 1 of the land reserve located at Av. Avellaneda and Olegario Andrade 367 in the Caballito neighborhood of the City of Buenos Aires to an unrelated third party.

As of June 30, 2023, the development is awaiting the resolution of an appeal filed with the Government of the City of Buenos Aires.

Residential

Caballito Block 35 - City of Buenos Aires

On June 29, 2011, IRSA and GCDI, a residential developer, entered into an agreement to barter for the development of a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos Aires. A neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out by GCDI in the above mentioned property. In April 2018 GCDI and IRSA terminated the barter agreement and we recovered the land. In July 2018, the Supreme Court of Justice issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

As of June 30, 2023, the work for the concrete structure of Tower 3 was completed.

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

IRSA to develop in these 13 plots, with a construction capacity of 182,000 sqm, an urban project that consists of the development and commercialization of 1,860 apartments. Such a project has the “urban feasibility” status for the construction of approximately 180,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for USD 8 million as well as a minimum amount of square meters of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

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

As a result of the plot barter agreements executed in due time between the IMC, Zetol S.A. and Vista al Muelle S.A. in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. Construction capacity of the 13 plots is 180,000 sqm.

On November 15, 2018, the translation deed of sale of the first plot where the first Tower of Departments, Villas and single and double parking spaces is currently being built has been signed, the total exchange price was USD 7.3 million equivalent to 16% of all of the marketable built meters in the first Tower. 12% of it has been used to cancel part of the price balance maintained to date with the sellers of the plots acquired by Zetol S.A in June 2009.

As of June 30, 2023, 4 of the 6 units were received for the consideration of Tower 1 were sold, built on plot 2, and the infrastructure work concerning sectors A and B of the property has been completed. Including, among others, the road coastal, roundabouts, lights, landfills and stormwater and sewage connections for USD 3.2 million. Likewise, the barter of Plot 2 was signed with the same developer of Plot 1 and the works started at the end of 2022 (see “-Intangibles - Units to be received under barter agreements -Zetol S.A. and Vista al Muelle S.A. - Plot 2 Carrasco Boating - District of Canelones - Uruguay”).

Neuquén Residential Plot- Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., IRSA owns a plot of 13,000 square meters with an estimated construction capacity of 57,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue and the hypermarket currently in operation.

Retail

Coronel Diaz and Beruti Building - City of Buenos Aires

In February 2022, IRSA purchased by means of public auction from the GCBA, a property located at the corner of the intersections of Beruti Street and Coronel Díaz Avenue. Such property is located in front of Alto Palermo Shopping, a shopping center owned by IRSA, located in the neighborhood of Palermo, one of the main commercial corridors of the City of Buenos Aires.

The property has an area of approximately 2,387 sqm, consisting of a first floor, six upper levels and a basement area. Furthermore, it has a total covered area of approximately 8,137 sqm with future expansion potential.

The purchase price was ARS 2,158.6 million, which was paid in full by IRSA.

As of the date of this Annual Report, the transfer deed of ownership was signed. Simultaneously with the deed, IRSA is required to sign a bailment agreement with the GCBA, with the latter holding the property free of charge for a period of up to 30 months, in accordance with the conditions agreed upon in the auction.

Offices

Polo Dot offices 2 and 3 - City of Buenos Aires

These two parcels of 6,400 square meters with a construction capacity of 38,400 square meters each, are located adjoining to where the extension of Dot Baires Shopping is planned. As a result of important developments, the intersection of Av. General Paz and Panamericana have experienced great growth in recent years. In April 2018, both plots were unified into a single one of 12,800 square meters.

Paseo Colón 245 Building and Paseo Colón 275 Parking spaces - City of Buenos Aires

On December 28, 2022, IRSA was allotted by two Public Auctions (2901 and 2902) carried out by the GCBA, for a property located at Paseo Colón 245 and 12 parking spaces at Paseo Colón 275. The property, with mixed-use potential, has 13 office floors in a covered area of approximately 13,690 sqm and a basement with parking spaces. The purchase price was ARS 1,434.8 million, which was fully paid.

On May 29, 2023, the deed was signed and simultaneously was signed a bailment agreement contract with the GCBA, that will hold the property free of charge for a period of 18 months (with the option to extend it for 6 additional months under rental agreement), in accordance with the conditions agreed upon in the auction.

Intercontinental Plaza II Plot - City of Buenos Aires

In the heart of the neighborhood of Monserrat, just a few meters from the most trafficked avenue in the city and the financial center, is the Intercontinental Plaza complex consisting of an office tower and the exclusive Intercontinental Hotel. In the current plot of 6,135 square meters a second office tower of 19,597 square meters and 25 stories could be built to supplement the tower currently located in the intersection of Moreno and Tacuarí streets.

Córdoba Shopping Adjoining Plots - Residential

On the parking lot of the Córdoba Shopping mall, IRSA has a land on which we can build an office tower of up to 4,823 sqm, in accordance with Ordinance 12,860 of the Municipality of Córdoba.

Other Land Reserves

Conil - Avellaneda, Province of Buenos Aire

These plots of land we own, through IRSA, face the Alto Avellaneda shopping mall, totaling 2,398 square meters distributed in two opposite corners and, according to urban planning standards, around 6,000 square meters may be built. Its intended use, either through IRSA’s own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in consideration of which IRSA will receive 1,389 square meters of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. The barter was valued at USD 0.7 million. Considerations for block 95 and 99 were stipulated to be delivered in January 2018 and September 2018, respectively. In June 2018 an extension to the barter agreement was signed. In consideration for the delay and as compensation, IRSA will receive an additional apartment (55.5 square meters) and one parking lot (14 square meters). On June 27, 2023, the closing of the barter was signed, which corresponds to the delivery of 2 retail spaces with 1,389 sqm, 2 apartments and 4 parking spaces, considered inventories and the reincorporation of Plot B as land reserve.

Other Land Reserves - Pilar, Pontevedra, San Luis Plot and Llao Llao Plot.

IRSA grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 3.3 million square meters.

Others

La Rural (convention centers and fairs activities) and La Arena (Directv Arena concession)

In relation to the investment in La Rural S.A., its main activity includes the organization of congresses, fairs, exhibitions and events and is carried out by LRSA, both at the Palermo Fairgrounds and at the “Centro de Exposiciones y Convenciones de la Ciudad Autónoma de Buenos Aires” through a Transitory Union of Companies that obtained, by public tender, the concession of this property for a period of 15 years and the “Punta del Este Convention and Exhibition Center”. IRSA has an indirect participation of 35%.

Ogden Argentina S.A., indirectly controlled by IRSA by 70%, owns an 82.85% stake in “La Arena S.A.”, a company that developed and operates the stadium previously known as “DirecTV Arena”, located in the kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

During the fiscal year 2023, the entertainment and social events industry recovered the activity to levels existing prior to the Covid-19 pandemic, receiving numerous visitors and strengthening relationships with its long-standing stakeholders. The fair calendar recovered its maximum activity and, as a result, each fair, event, congress, business meeting had satisfactory results.

We believe that these trends position the segment very favorably for fiscal year 2024, in which it is expected to have a high level of trade fair activity, social and corporate events, as well as conventions, with the expectation of the return of international congresses, thus achieving the recovery of the business tourism sector.

GCDI S.A. (real estate)

GCDI is a construction company listed on the ByMA which is mainly engaged in the construction of third-party projects and residential development projects in Argentina and Uruguay. As of June 30, 2023, IRSA holds a 27.82% interest in GCDI.

We are appa S.A. (formerly Pareto S.A.)

On October 8, 2018, the company We are appa was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2023, We are appa S.A. had 53 employees and IRSA’s share of We are appa reached 98.67%.

We are appa’s mission is to minimize the friction of physical shopping by applying data science and artificial intelligence, connecting buyers and sellers in a unique experience.

Through its application, ¡appa!, We are appa provides shopping malls and tenants a 100% digital customer loyalty system that promotes benefits and discounts by facilitating the consumer experience.

During the year, users of ¡appa! carried out more than 700,000 transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of corporate benefits. Of these, approximately 636,000 visitor transactions were identified in IRSA shopping malls, corresponding to consumption of more than ARS 3,100 million by 204,000 users. This information allows the teams of the shopping malls to manage their communications and actions in a more efficient and segmented way that results in greater loyalty and attractiveness of the shopping malls’ proposal towards its visitors.

Avenida Inc.

As of June 30, 2023, IRSA indirectly owned 4.1% of Avenida Inc., a company dedicated to the e-commerce business.

Compara en casa

Compara en casa is a digital insurance broker that compares the policies of the main insurers in one place. They operate in Argentina, Brazil, Mexico, Paraguay and Uruguay.

As of June 30, 2023, IRSA indirectly owned 14.87% of Comparaencasa S.A.

Turismo City

IRSA owns indirectly 9,22% of Rundel Global Ltd., commercially known as Turismo City, which is a company that holds interest in different business related with tourism and travel assistance in Argentina, Brazil and Chile.

Banco Hipotecario

As of June 30, 2023, IRSA held a 29.91% of the equity of Banco Hipotecario. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All its operations are located in Argentina where it operates a nationwide network of 62 branches in the 23 Argentine provinces and the City of Buenos Aires.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies, and large corporations. As of April 2023, Banco Hipotecario ranked sixteenth in the Argentine financial system in terms of total assets and eighteenth in terms of loans. As of June 30, 2023, Banco Hipotecario’s shareholders’ equity was ARS 85,202.4 million, its consolidated assets were ARS 672,049.9 million, and its net income for the six-month period ended June 30, 2023, was ARS 8,670 million. Since 1999, Banco Hipotecario’s shares have been listed on the BASE, and since 2006 it has had a Level I ADR program.

Banco Hipotecario’s business strategy is to continue diversifying its loan portfolio. The Bank’s non-mortgage loans to the non-financial private sector, in nominal terms, were ARS 36,851 million as of December 31, 2019, ARS 40,522.8 million as of December 31, 2020, ARS 48,760.9 million as of December 31, 2021, ARS 61,353.5 million as of December 31, 2022, and ARS 76,970.5 million as of June 30, 2023.

Also, Banco Hipotecario has diversified its funding sources by developing its presence in the local and international capital markets, as well as increasing its deposit base. As of June 30, 2023, its capital markets debt representing 3.2% of its total funding.

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

Law No. 27,566, passed on October 16, 2020, approves the “Regional Agreement on Access to Information, Public Participation and Access to Justice in Environmental Matters in Latin America and the Caribbean” (the “Escazú Agreement”) by Argentine Republic. The Escazú Agreement aims to guarantee the full and effective implementation in Latin America and the Caribbean of the rights of access to environmental information, public participation in environmental decision-making processes and access to justice in environmental matters, as well as the creation and strengthening of capacities and cooperation, contributing to the protection of the right of each person, of present and future generations, to live in a healthy environment and to sustainable development. It is the only binding agreement emanating from the United Nations Conference on Sustainable Development (Rio+20), the first regional environmental agreement in Latin America and the Caribbean and the first in the world to contain specific provisions on human rights defenders in environmental matters.

In addition to the current legislation, the CNV Rules provide that publicly traded companies whose corporate purpose includes environmentally hazardous activities should report to their shareholders, investors and the general public their compliance with the applicable environmental laws and risks inherent to such activities, so as to be able to reasonably assess such hazards.

Regulation and Argentine government Supervision

Laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, apply to the development and operation of our properties. Currently, Argentine law does not specifically regulate shopping mall leases. Since our shopping mall leases generally differ from ordinary commercial leases, we have developed contractual provisions which govern the commercial relationship with our shopping mall tenants.

Leases

Argentine law imposes certain restrictions on property owners, including a minimum lease term of three years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement is the fulfillment of a purpose specified in the agreement and which requires a shorter term. For more information see “Item 3. Key Information—D. Risk Factors – Risk Relating to Argentina - Certain measures that may be taken by the Argentine Government, or changes in policies, laws and regulations, may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.”

Limits on lease terms

Under the Argentine Civil and Commercial Code lease terms may not exceed fifty years, irrespective of the intended use of the property (residential use, maximum term is twenty years). Generally, terms in our lease agreements go from 3 to 10 years.

Rescission rights

The Argentine Civil and Commercial Code provides that tenants of properties for non-residential purposes may declare the early termination of lease agreements with other destiny than home destiny after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent. If the tenant terminates the agreement during the first year of the lease the penalty is one and a half month’s rent and if the termination occurs after the first year of lease the penalty is one month’s rent.

Other

Most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. Notwithstanding the foregoing, in accordance with the latest amendment to Article 1209 of the Argentine Civil and Commercial Code, the tenant is not responsible for the payment of charges and contributions levied on the property or extraordinary common expenses. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. Although the Argentine Code of Civil and Commercial Procedure allows the landlord, in the event of non-payment of rents, to proceed to collect the rents through an executory proceeding, there is a large amount of jurisprudence that holds that shopping center lease agreements do not fulfill the requirements of the law in force to be collected through the executory proceeding. In those cases, in which executory proceedings are granted, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings, the origin of the debt is not under discussion; the trial focuses on the formalities of debt instrument itself. The Code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a notice be given to the tenant demanding payment of the amounts due in the event of breach prior to eviction, of no less than ten days for leases for residential purposes and establishes no limitation or minimum notice for leases for other purposes. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Development and use of the land

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building, occupation, and environmental regulations. In the City of Buenos Aires, where the vast majority of the real estate properties are located, there are the following regulations:

Buenos Aires Urban Planning Code

The Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set back and overhang, consistent with the city’s urban planning policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires (Secretaría de Planeamiento Urbano) is responsible for implementing and enforcing the Buenos Aires Urban Planning Code.

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

Sales and ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the new Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to build units or units to be built under this the building’s regime, the owner is required to purchase insurance in favor of prospective purchasers against the risk of frustration of the operation pursuant to the agreement for any reason. A breach of this obligation prevents the owner from exercising any right against the purchaser such as demanding payment of any outstanding installments due - unless he/she fully complies with their obligations but does not prevent the purchaser from exercising its rights against the seller.

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

The registration of the intention to sell the property in subdivided plots with the Real Estate Registry corresponding to the jurisdiction of the property. Registration will only be possible with regard to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the division.

The preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act, unless the seller registers its decision to desist from the sale in installments with the Real Estate Registry. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will obtain the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Act prohibits the recission of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such an event the seller may take action under any mortgage on the property.

Plan for the Transformation and Reconversion of the City of Buenos Aires Downtown.

In December 2021, the law for the transformation of the downtown area of the City of Buenos Aires was passed in order to convert that area into a residential, intelligent and sustainable urban area, through the promotion of the development of economic activities strategic activities, granting tax benefits to those who make investments aimed at the development of said area (such as the exemption of income derived from the development of strategic activities that will be exempt from gross income until December 2023). Additionally, it is expected that the Banco de la Ciudad will grant lines of credit aimed at promoting the realization of reconversion projects of real estate located within the downtown area (for example, incentives for the acquisition of housing and/or rental, “Move to the Microcentro” program), as well as for the acquisition of equipment related to the strategic activities to be developed in said area. Reconversion projects may be submitted until January 31, 2024.

Other regulations

Consumer Relationship. Consumer or End User Protection. The Argentine Constitution expressly established in Article 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

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

As a result, the Consumer Protection Law and the Argentine Civil and Commercial Code deem void and unenforceable certain contractual provisions included in consumer contracts entered into with consumers or end users, including those which:

(1)	deprive obligations of their nature or limit liability for damages;

(2)	imply a waiver or restriction of consumer rights and an extension of seller rights; and

(3)	impose the shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to fines from 0.5 to 2,100 “canastas básicas total para el hogar 3” published by the INDEC, the seizure of merchandise, closing down of establishments for a term of up to 30 days, suspension of up to 5 years in the State suppliers register, the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party was entitled. These penalties may be imposed separately or jointly. For reference, the current value of each “canasta básicas total para el hogar 3” is ARS 229,199.46, according to the INDEC.

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

Pursuant to Resolution No. 104/05 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Economy, Consumer Protection Law adopted Resolution No. 21/2004 issued by the MERCOUR which requires that those who engage in commerce over the Internet (E-Business) shall disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress -Law No. 26,993. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: (i) the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC); and (ii) the Consumer Relationship Audit, and a number of courts assigned to resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount so claimed should not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Argentine Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The administrative system known as COPREC is currently in full force and effect. However, the court system (fuero judicial nacional de consumo) was transferred to the scope of the City of Buenos Aires. creating the Jurisdiction in Contentious Administrative, Tax and Consumer Relations of the City of Buenos Aires, enacting Law 6407 by which was statutory the New Code of Procedure for Justice in the Consumer Relations of the City of Buenos Aires, which is currently in force, attributing jurisdiction for all consumer disputes that arise in the City of Buenos Aires without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law

Law No. 27,442 and its administrative regulation’s goals are to prevent and punish anticompetitive practices and, accordingly, it requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. Pursuant to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. The Antitrust Law provides that whenever an economic concentration involves one or more companies and the total business volume of the group of the affected companies (which include the acquiring group, the target company and the controlled companies, group or assets subject to the acquisition, but excludes the volume of business of the companies of the selling group), exceeds in Argentina 100 million mobile units that, according to Resolution 63/2023 of the Secretary of Trade of the Ministry of Economy, published in the Official Gazette on February 3, 2023, is equivalent to the sum of ARS 16,225,000,000 (since the adjusted value of each mobile was set by such resolution at ARS 162.55), then the respective concentration must be filed with the CNDC for analysis and authorization. “Total business volume” means to be the amounts resulting from the sale of products, the provision of services performed, and the direct subsidies received by the companies affected during the last fiscal year that correspond to their ordinary activities, after the deduction of discounts on sales, as well as on VAT and other taxes directly related to turnover.

The request for authorization may be filed, either prior to the transaction or within a week after its completion. Nevertheless, upon the first anniversary of the establishment of the new CNDC (which is yet to be set up), the filing requesting the authorization may only be submitted in advance.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law establishes exceptions to the notification obligation, including when economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred, or controlled in Argentina, do not exceed, in each case, 20 million mobile units that, according to the Resolution of the Secretary of Trade of the Ministry of Economy, currently represent ARS 3,251,000,000, such transactions are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected by the companies concerned during the prior 12-month period exceed 20 million mobile units (as of the date hereof, ARS 1,105,000,800) or 60 million mobile units in the previous 36 months that, according to said Resolution, is currently equivalent to the sum of ARS 9,753,000,000, these operations they must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS 16,225,000,000, in cases of concentrations in which we are the acquiring party we should give notice to the CNDC of any concentration provided for by the Antitrust Law, provided that cases of exception to the notification obligation of article 11 of the Antitrust Law do not arise.

Money laundering

For more information about money laundering see, “Item 10. Additional Information-E. Money Laundering.”

Environmental Law

Our activities are subject to several national, provincial, and municipal environmental provisions.

Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity and shall also provide for environmental information and education. The Argentine Government has the authority to establish minimum standards for environmental protection whereas provincial and municipal Argentine governments have the authority to fix specific standards and regulatory provisions.

On November 6, 2002, the Argentine Congress passed Law No. 25,675, which regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, this law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. This law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

On August 4, 2004, the Argentine Congress passed Law No. 25,916 by means of which the minimum environmental protection guidelines for the integral management of residential, commercial and industrial waste were established. This law denotes integral management as a set of interdependent and complementary activities, which make up a process of actions for the management of household waste (that includes residence, urban, commercial and/or industrial, among others) in order to protect the environment and the population’s quality of life. This law establishes that the integral management of household waste consists of the following stages: generation, initial disposal, collection, transfer, transportation, treatment and final disposal. Competent authorities are determined by local jurisdictions.

In addition, the CNV Rules require the obligation to report to the CNV any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The New Argentine Civil and Commercial Code has introduced as a novel the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Argentine Civil and Commercial Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and the rights with a collective impact in general.

Insurance

We carry all-risk insurance for our shopping malls and other buildings covering damages to the property caused by fire, acts of terrorism, explosion, gas leak, hail, storm and winds, earthquakes, vandalism, theft and business interruption. We also have civil liability insurance covering all potential damages to third parties or goods arising from the development of our businesses throughout the whole Argentine territory. We are in compliance with all the legal requirements relating to mandatory insurance, including statutory coverage under the Occupational Risk Law, life insurance required under collective bargaining agreements and other insurance required by the laws and decrees. Our history of damages is limited to only one claim made as a result of a fire in Alto Avellaneda Shopping in March 2006, in which the loss was substantially recovered from our insurers. These insurance policies have all the specifications, limits and deductibles that are customary in the market and which we believe are adequate for the risks to which we are exposed in our daily operations. We also purchased civil liability insurance to cover our Directors’ and officers’ liability.

Sustainability

Sustainability is a central pillar of our organization. Our policy is based on the United Nations Sustainable Development Goals, and we work in that direction internally in our teams and externally through our value chain, operating as agents of social and environmental change. We seek to apply the best agricultural practices in our fields through the responsible use of natural resources and the most modern and sustainable technologies, with the mission of producing quality food for a growing world population.

The agricultural activity that we carry out allows us to interact with communities throughout the national territory since we have fields from Salta to Santa Cruz. We live daily with nature and the social challenges that each region offers us. We listen to the communities and give individual responses to each one in order to accompany them in their development.

We work with schools, community centers and NGOs throughout Argentina. In the eight rural schools located in Salta, Santa Fe and Chaco, we focus our Social Responsibility programs taking education, health, and environmental care as pillars, while we have made building improvements. In our establishment “Los Pozos”, located in the north of Argentina and where we contribute with six rural schools (one of which was built by the Company), many students are already attending and graduating from high school remotely through satellite internet and we plan to improve the educational level by working together with civil organizations.

We promote transformations that boost economic activity in the territory, hand in hand with access to social, health and educational services, as well as housing and better infrastructure, including communications technology. Our view of development goes beyond business profitability and adds aspects associated with quality of life, in its broadest sense. The company contributes with its own role, but also aims to be an actor in innovation, social cohesion, and the construction of possibilities.

Environmental Management

Agricultural Business

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

Environmental Certifications

2BSvs program (Biomass Biofuels Sustainability voluntary scheme):

The 2BSvs certification is a French scheme, which applies to the European Union, aimed at the sustainable production of biomass. It is relevant for producers, in which sustainability criteria are established for the use in biofuels the raw material must come from lands that have been agricultural as of January 1, 2008. There must be documentary traceability between the soybeans produced and the biodiesel distributed in Europe and biofuels must demonstrate GHG (greenhouse gas) emissions savings of 35% compared to fossil fuel, among other aspects related to good agricultural, environmental, social and labor practices.

During the 2022/2023 campaign, we certificated 40,000 tons of soybeans under this standard.

RTRS (Round Table on Responsible Soy):

The RTRS standard, renowned in the agricultural sector and highly valued by the international market, recognizes the Company’s commitment to compliance with laws and good business practices, the provision of good working conditions, respect and relationship with local communities, care for the environment and production under good agricultural practices.

This standard guarantees zero deforestation and zero conversions in soy production, taking 2009 as the cut-off date for native forest. The RTRS certification for Responsible Soy Production is valid for five years and involves mandatory annual follow-up audits.

CRESUD began the process of certifying soybean lots with this standard at its El Tigre establishment, in the province of La Pampa, and in June 2023, we certified 4,157 hectares of soybean production corresponding to the 22/23 campaign.

ProTerra Program:

The ProTerra Standard is based on the Basel Criteria for Responsible Soy Production, published in 2004. It has four basic objectives:

1. Promote good agricultural practices.

2. Guarantee the supply of NON-GMO ingredients for feed and food, sustainably produced and with complete traceability.

3. Protect the environment.

4. Encourage that rural workers and communities are treated with dignity and respect.

The packaging seal of ProTerra products is a means by which they can communicate directly to consumers and interested parties their commitment to sustainability and non-GMO use. The ProTerra seal guarantees the consumer that the product was produced in a sustainable and traceable manner and meets NON-GMO requirements.

During the 2022/2023 campaign, we produced 28,268 hectares of NON-GMO crops in Argentina.

RWS (Responsible Wool Standard):

RWS is a global voluntary standard, which addresses the welfare of sheep and land management practices, providing key differentiation and full wool traceability. International Agricultural Organization (OIA), a leading certification company, audits each stage of the supply chain to ensure that all program requirements are met.

Products may contain 100% certified wool or blends, ranging from 5% to 99% certified wool. Only products containing 100% certified wool can be labeled with the RWS logo. The advantages are the protection of animal welfare, the preservation of the health of the land and the traceability of the supply chain.

Our 8 de Julio farm, located in the province of Santa Cruz, received the RWS certification in 2022 on good practices in shearing.

Urban business

As part of IRSA’s strategy, IRSA seeks to achieve high standards of environmental certification in its real estate projects with the aim of having a modern and sustainable portfolio. Our shopping malls located in the City of Buenos Aires are already part of the Circular Economy Network. It is an initiative of the Government of the City of Buenos Aires that creates an articulated workspace between the different actors that are part of society (companies, NGOs and universities) to build a more sustainable city. Alto Palermo Shopping, Dot Baires Shopping, Alcorta Shopping, Patio Bullrich, Distrito Arcos and Abasto Shopping have already signed the adhesion.

It implies that the commitment and effort to work on different actions that strengthen recycling and promote the circular economy. This seeks to redefine what growth is, with an emphasis on the benefits for all of society. This implies separating economic activity from the use of non-renewable resources and reducing (or eliminating) the generation of garbage. It is made up of seven principles: reflect, reject, reduce, redistribute, reclaim, reuse and recycle.

Córdoba Shopping advanced with the second stage of the Comprehensive Waste Management Plan from the Circular Economy Paradigm. The implementation of new practices and habits was deepened to reduce waste generation, increasing reuse and recycling. The Circular Economy helps transform the economy towards a sustainable future. IRSA intends to implement this project in all the shopping malls in the country in the following years and Alto Palermo shopping mall joined this project with a diagnosis, survey and implementation of Comprehensive Waste Management under the paradigm of the circular economy.

The Ministry of Public Space and Urban Hygiene of the city of Buenos Aires granted the Green Seal to the Alto Palermo shopping:

•	This Seal is part of the initiative of the Circular Economy Network.

•	Alto Palermo is the first shopping mall that is certified. It obtained a 2-star rating, which implies good practices and a commitment to responsible waste management.

The certification process includes training for both tenants and their own employees and audits carried out by the local government.

During next year IRSA will carry out the recertification of Alto Palermo and soon IRSA will add Dot Baires Shopping to become the second shopping mall with a Green Seal. These actions not only benefit the malls but also encourage some tenants to certify this Seal. In this way IRSA helps a greater number of companies to be part of the Circular Economy Network.

Thanks to the Green Seal certification, IRSA’s professionals were able to participate in various workshops and work groups, provided by the local government, such as the Training “Green City Ambassadors”, “Waste Management in the City”, among others.

The latest office buildings developed by IRSA, “261 Della Paolera” and “Zetta” have the LEED Gold Core & Shell (Leadership in Energy and Environmental Design) seal. This certification, renowned in the sector and valued by the market, recognizes IRSA’s commitment to sustainable real estate development, incorporating into construction aspects related to energy efficiency, improvement of indoor environmental quality, water consumption efficiency, the sustainable development of the free spaces on the plot and the selection and recycling of materials.

As of the date of presentation of the Financial Statements, 74% of the premium office portfolio has LEED certification and several tenants are in the process of certifying their interiors, promoting energy and environmental design, quality of life and healthy work spaces.

Energy, water and waste management

The efficient use of resources, as well as the proper management of the waste generated in our activities, are extremely important in our day to day. For this reason, we carry out various tasks to guarantee proper environmental management:

Energy: Actions are continuously carried out to minimize consumption as much as possible, which includes:

•	Improvements in air conditioning technologies,

•	facilities maintenance and constant monitoring,

•	awareness campaigns on the care of the resource to own personnel, tenants, and customers,

•	in IRSA’s offices IRSA automate the meeting rooms lights turning on and off through sensors that detect movement, preventing the light from remaining on when the room is not being used,

•	IRSA automate the speed of escalators, slowing them down when they are not being used,

•	regarding luminaires, in all our shopping centers the replacement towards LED technology is being carried out.

Water: Water consumption is mainly destined for sanitary supply, food court sector in shopping malls, facilities cleaning and irrigation.

•	Sanitary facilities have a Pressmatic or similar command system that allows water savings of around 20% compared to past technologies.

•	In those establishments where it is possible, thanks to the facilities and availability of the place, rainwater is recovered for other uses, mainly irrigation.

•	Distrito Arcos is an open-air shopping mall with plant beds that are irrigated with rainwater. On rainy days, the water accumulates in underground tanks and is used to irrigate the beds on the days when it does not rain.

•	The chosen irrigation system is drip, as it is highly efficient. In the latest office buildings developed by the company: 261 Della Paolera and the “Zetta Building”, rainwater is also used to irrigate their flower beds.

•	In properties’ toilets, low consumption sanitary fixtures and fittings are chosen, through timers installations, infrared sensors and aerators, making an efficient use of the resource.

Waste: IRSA promote the reduction of waste, and is pioneer in management for recycling. In all our shopping centers, separation is carried out at source into Wet (non-recyclable) and Dry (recyclable) fractions. In four of them, Alto Rosario, Alcorta, Alto Palermo and Arcos Districts, a third fraction called Organic is separated, generated in the preparation of food in gastronomic establishments. These residues are removed by the Municipalities for composting. The material obtained is used for the landscaping of boulevards and public flowerbeds.

In the southern part of the City of Buenos Aires, in addition to the separation of organics, arid waste, PET and pruning remains are collected. There is a modern aerobic fermentation plant that speeds up the composting process of organic waste.

IRSA continues working to add more properties and reduce the waste sent to landfills. IRSA works on a waste management system that allows to recycle a significant fraction of the material produced in its establishments. In turn, IRSA develop new ways and opportunities to integrate with social organizations and cooperatives in order to value the recovered materials.

With a frequency of four times a week, up to daily, the removal of recyclable materials is carried out. IRSA works with cooperatives and local organizations, that through the collection, classification and commercialization of recyclable materials, allow the neighbors to find a means of subsistence and a source of income.

IRSA works with tenants continuously reinforcing the correct management of waste, communicating through circulars and tours. Remembering the materials to be separated in each of the three fractions (recyclable, humid and organic), the corresponding bag color (according to current regulations) and the sectors where they are collected.

IRSA promotes the transformation into biodiesel of the vegetable oil used by the gastronomic tenants of our shopping malls. Used vegetable oils (UVOs) are generated in the kitchens of gastronomic stores that are used in frying and cooking.

Each tenant has a collection and accumulation circuit for these oils to be used as an input in a production process: the production of biodiesel. IRSA works with companies authorized for this purpose such as RBA Ambiental. In this way, contamination of the water is avoided by not draining the oils through the usual kitchen pipes and giving a second use to the resources.

Education and training program

IRSA has developed an education and training program in environmental management, regarding waste and efficient use of resources such as water and energy. Training and actions are carried out aimed at shopping mall staff, establishment tenants and related suppliers, involving urban waste recovery cooperatives to share their experience, learn about their work and the importance of carrying out adequate waste management.

Information Security

We believe that information security and governance of critical data is important to us. As a result, we have an information security management which is independent from the information technology management and is integrated into our compliance management. This information security management has an individual annual budget and a strategy which is based on two principles: (i) the continuous review and improvement of our information security model; and (ii) a National Institute of Standars and Technology (NIST)-based cybersecurity framework.

This strategy allows to identify, protect, detect, respond to and recover our systems and data against potential threats, and is constantly being evaluated. This strategy also generates an adequate integration of security in business processes, minimizing the risks and impact that may materially affect us or our subsidiaries.

This strategy allows to identify, protect, detect, respond to and recover our systems and data against potential threats, and is constantly being evaluated. This strategy also generates an adequate integration of security in business processes, minimizing the risks and impact that may materially affect us or our subsidiaries.

Within this governance model there are controls and processes that allow us to supervise and monitor our corporate information security strategy and to carry out investments and initiatives which allow us to achieve our business goals.

Cybersecurity

Our main Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) systems have the levels of protection and recovery against contingencies that allow us to be prepared for the constant evolution of cyberattacks. During 2023, some of our cybersecurity initiatives included raising awareness on various cybersecurity matters such as phishing, identity theft, secure password management and other cyber threats. Protective measures have also been strengthened through the use of expanded automated detection and response tools.

In recent years, the average number of cybersecurity incidents has increased significantly worldwide. Therefore, we focus on preventing the most frequent cyberattacks, which are related to ransomware (virtual file hacking), malware, phishing and executive impersonation (BEC - Business Email Compromise), among others.

Technological innovation

We know that investment in new technologies contributes not only to productive efficiency but also to the development of a sustainable and efficient activity in the use of resources. It is because of that:

•	We strive to implement good agricultural practices such as crop rotation, direct seeding, integrated pest management.

•	We use inputs efficiently to ensure the maximum return with the minimum environmental impact. Using tools such as directed applications of agrochemicals as well as variable planting by adjusting the number of seeds and fertilizers.

•	Through the flight of unmanned aircraft with remote sensors, we monitor crops and obtain vegetation indices for a better agronomic diagnosis.

•	Using satellite images, soil maps and rainfall maps, we define the capacity for land use and carry out activities based on their suitability, whether for livestock or agriculture. Soil analysis are carried out every year to assess their condition and if any correction is needed based on the crop to be planted. We are working with INTA to define an indicator that can help us monitor the state of our soils and their evolution.

•	Every year we increase the area of “cover crops”. With the aim of improving soil fertility and water quality, controlling weeds and pests, and increasing biodiversity in agroecological production systems (Lu et al, 2000). Reducing the use of fertilizers and phytosanitary products, making a more rational and efficient use of water, whether from rain or irrigation.

•	We also work on the integrated control of pests and weeds, carrying out constant monitoring and applications. In the case of weeds through the “WeedSeeker” technology, which applies phytosanitary products only where the weeds are found. In this way we reduce the unnecessary use of chemical products protecting the soil, water, flora, and local fauna.

•	A large part of the planting area is carried out using variable planting technology, determining the potential of each environment within each lot with the aim of improving the use of inputs and making an optimal distribution of them, whether seeds or fertilizers. In some cases, the “Precision Planting” system is used to further improve planting quality.

•	We carry out quality controls in all our tasks, sowing, harvesting, spraying, fertilization, etc. In addition, checks are carried out on each of our machines, before and during the work, to have the best quality in all our work.

•	In irrigation, soil moisture, forecasts and satellite images are permanently monitored, to use the least amount of water possible. We have underground drip irrigation that increases the efficiency of the system, avoiding resource losses due to evapotranspiration. The groundwater is also monitored to ensure that there are no agrochemical residues.

•	All the farms have meteorological stations for weather monitoring and the possibility of making productive decisions.

•	Monitoring of natural resources is carried out through measurements of energy consumption, water, flora and fauna, quality of productive and reserve soils.

Fundación IRSA

Fundación IRSA was created in 1996 with the purpose of generating programs and accompanying initiatives that promote the integral development of people with a special focus on education, human well-being and social inclusion. Likewise, it supports organizations in society with the conviction that only through joint work and networking can the true changes necessary to achieve full citizenship and an equitable and inclusive society be achieved.

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

Together with other social organizations, it works for the recognition of the value that exists in identity and respect for diversity, since its inception it finances the “Education Observatory” for the construction of statistical data on Argentine Education with evidence, consensus, and collaboration. Social. For 6 years, it has been promoting the training of young professionals in technical and bachelor’ degrees that make up the Argentine medical care system, with a special focus on nutrition, early childhood and nursing.

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

Since March, for example, more than 1,060 outerwear and 170 items have been delivered to 5 foundations and NGOs through the “Revaluation of Materials” program, in which funds are collected and classified (lost objects of customers in shopping malls) to then be distributed.

Also, it continues with the internal MultipliDAR program through which all employees of IRSA companies are offered the possibility of multiplying their personal donations to civil society organizations in their reference world to strengthen their solidarity initiative. Through the Multiplidar program, the amount that the collaborator has previously donated to the entity is equalized, doubled, and tripled.

During the fiscal year 2023, Fundación IRSA worked with 87 civil society organizations making a direct social investment of ARS 250.4 million.

Puerta 18 Foundation

“Puerta 18” Foundation is a free space for artistic and technological creation for young people from 13 to 24 years old. Through a non-formal education proposal, it encourages the development of skills, vocations and talents in young people through the multiple resources offered by technology.

Throughout its 15 years, more than 5,000 young people received free training and today there are more than 250 who have found employment in areas related to their training at the institution. Two years ago, the foundation for pursuing objectives of “common good” achieved recognition from the IGJ so that through article 81c, the donations received can be deductible from profits, encouraging more companies to join and amplify the impact.

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

C. Organizational Structure

Subsidiaries and associated companies

The following table includes a description of our direct subsidiaries and associated companies as of June 30, 2023:

Companies	Effective Ownership and Voting Power Percentage	Property/Activity

Agro-Uranga S.A.	34.86%	Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.

Uranga Trading S.A.	34.86%	Uranga Trading S.A. is committed to facilitate and optimally manage the trade of grains of the highest quality, locally and internationally.

Brasilagro Companhia Brasileira de Propiedades Agrícolas	37.88%(1)(3)	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.

Futuros y Opciones.Com S.A.	49.55%

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

IRSA Inversiones y Representaciones Sociedad Anónima	56.93%(1)(3)	It is a leading Argentine company devoted to the development and management of real estate.

(1)	Excludes effect of treasury stock.
(2)	Includes Futuros y Opciones.Com S.A.’s interest.
(3)	Includes Helmir’s interest.

D. Property, Plants and Equipment

Overview of Agricultural Properties

As of June 30, 2023, we owned, together with our subsidiaries, 27 farmlands, which have a total surface area of 616,803 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net Book Value (ARS Million) (1)
1	El Recreo	Catamarca	Argentina	12,395	May ‘95	Natural woodlands	113
2	Los Pozos (4)	Salta	Argentina	239,639	May ‘95	Cattle/ Agriculture/ Natural woodlands	11,155
3,4	San Nicolás/Las Playas (2)	Santa Fe/Córdoba	Argentina	2,893	May ‘97	Agriculture/ Dairy	1,364
5	La Gramilla/ Santa Bárbara	San Luis	Argentina	7,072	Nov ‘97	Agriculture Under irrigation	3,049
6	La Suiza	Chaco	Argentina	26,371	Jun ‘98	Agriculture/ Cattle	2,418
7	El Tigre	La Pampa	Argentina	8,360	Apr ‘03	Agriculture/ Dairy	3,231
8	San Pedro	Entre Rios	Argentina	3,584	Sep ‘05	Agriculture	2,520
9	8 de Julio/ Estancia Carmen	Santa Cruz	Argentina	100,911	May ‘07/ Sep ‘08	Sheep	803
10	Administración Cactus	San Luis	Argentina	171	Dec ‘97	Natural woodlands	49
11	Los Sauces	La Pampa	Argentina	1,250	Jun ‘23	Agriculture	1,204
12,13,14	Las Londras/San Rafael/ La Primavera (3)	Santa Cruz	Bolivia	10,020	Nov-08/Jun-11	Agriculture	6,708
15	Finca Mendoza	Mendoza	Argentina	674	Mar ‘11	Natural woodlands	-
16	Establecimiento Mendoza	Mendoza	Argentina	9	Nov’03	Natural woodlands	460
17	Marangatú/Udra (3)	Mariscal Estigarribia	Paraguay	58,722	Feb‘09	Agriculture /Natural Woodlands	13,562
18/27	Brasilagro (3)		Brasil	144,732		Agriculture/ Forestry/Cattle	61,821
				616,803			108,457

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)	Hectares and carrying amount in proportion to our 34.86% interest in Agro-Uranga S.A.
(3)	See the section “Overview of BrasilAgro’s Properties”.
(4)

On October 5, 2023, the company has informed that it has sold a 4,262 hectares fraction of land reserve with productive potential of “Los Pozos” farm, keeping the ownership of approximately 235,300 hectares of the property. For more information see: “Recent developments-Cresud’s Recent Developments-Los Pozos fraction sale”.

Overview of BrasilAgro’s Properties

As of June 30, 2023, we owned, together with our subsidiaries, 14 farmlands, which have a total surface area of 213,474 hectares, acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total Area		Net book Value
Properties	Place	(ha)	Use	(ARS Million)	(USD Million)
Jatobá Farmland	Jaborandi/BA	8,868	Agriculture	7,916	31
Alto Taquari Farmland	Alto Taquari/MT	1,380	Agriculture	1,034	4
Chaparral Farmland	Correntina/BA	37,182	Agriculture	9,288	36
Nova Buriti Farmland	Januária/MG	24,212	Forestry	1,353	5
Preferência Farmland	Barreiras/BA	17,799	Cattle	2,049	8
São José Farmland	Maranhão/MA	17,566	Agriculture	6,555	26
Marangatu/ Udra Farmlands	Boqueron Paraguay	58,722	Agriculture	13,562	53
Arrojadinho Farmland	Barreiras/BA	16,642	Agriculture	7,128	28
Rio do Meio Farmland	Correntina/BA	5,750	Agriculture	8,039	31
Serra Grande Farmland	Piaui/BA	4,489	Agriculture	2,362	9
Las Londras/San Rafael/ La Primavera	Bolivia	10,020	Agriculture	6,708	26
Panamby Farmland	Mato Grosso/BA	10,844	Agriculture	16,097	63
		213,474		82,091	320

Overview of Urban Properties and investment business

In the ordinary course of business, the leases property or spaces for administrative or commercial use under operating lease arrangements. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments.

The following table sets forth certain information about our properties for the Urban Properties and investment business as of June 30, 2023:

Property(6)	Date of Acquisition	Leasable/ Sale sqm / Rooms (1)	Location	Net Book Value ARS(2)	Use	Occupancy rate
Bankboston Tower (13)	Aug-07	-	City of Buenos Aires	719	Office Rental	N/A
Bouchard 551	Mar-07	-	City of Buenos Aires	1,470	Office Rental	N/A
Intercontinental Plaza Building	Nov-97	2,979	City of Buenos Aires	5,198	Office Rental	100.0%
Dot Building	Nov-06	11,242	City of Buenos Aires	18,704	Office Rental	51.6%
Zetta Building	Jun-19	32,173	City of Buenos Aires	56,758	Office Rental	94.6%
Phillips Building	Jun-17	8,017	City of Buenos Aires	11,755	Office Rental	41.9%
San Martín plot (ex Nobleza Picardo)	May-11	109,610	Province of Buenos Aires, Argentina	20,949	Other Rentals	22.5%
Other Properties (5)	N/A	N/A	City and Province of Buenos Aires / Detroit U.S	14,900	Other Rentals	N/A
Abasto Shopping	Nov-99	37,167	City of Buenos Aires, Argentina	25,991	Shopping Mall	99.5%
Alto Palermo Shopping	Dec-97	20,629	City of Buenos Aires, Argentina	30,110	Shopping Mall	100.0%
Alto Avellaneda	Dec-97	39,457	Province of Buenos Aires, Argentina	17,874	Shopping Mall	92.5%
Alcorta Shopping (16)	Jun-97	15,839	City of Buenos Aires, Argentina	19,341	Shopping Mall	96.1%
Patio Bullrich	Oct-98	11,396	City of Buenos Aires, Argentina	8,212	Shopping Mall	92.7%
Alto Noa	Nov-95	19,427	City of Salta, Argentina	4,375	Shopping Mall	100.0%
Mendoza Plaza	Dec-94	41,511	Mendoza, Argentina	6,566	Shopping Mall	99.1%
Alto Rosario	Dec-04	34,859	Santa Fe, Argentina	17,542	Shopping Mall	9.4%
Córdoba Shopping -Villa Cabrera (11)	Dec-06	15,368	City of Córdoba, Argentina	5,048	Shopping Mall	97.7%
Dot Baires Shopping	May-09	47,811	City of Buenos Aires, Argentina	20,200	Shopping Mall	98.6%
Soleil Premium Outlet	Jul-10	15,673	Province of Buenos Aires, Argentina	7,495	Shopping Mall	100.0%
La Ribera Shopping	Aug-11	10,531	Santa Fe, Argentina	2,505	Shopping Mall	96.8%
Distrito Arcos	Dec-14	14,458	City of Buenos Aires, Argentina	10,560	Shopping Mall	100.0%
Alto Comahue	Mar-15	11,700	Neuquén, Argentina	6,252	Shopping Mall	96.7%
Patio Olmos	Sep-97	-	City of Córdoba, Argentina	3,778	Shopping Mall	N/A
Beruti Parking Space	N/A	-	Ciudad de Buenos Aires	2,221	Shopping Mall	N/A
Caballito Plot of Land	Nov-97	-	City of Buenos Aires	15,033	Land Reserve	N/A
Santa María del Plata	Oct-97	693,445	City of Buenos Aires	172,562	Other Rentals	25.9%
Ezpeleta Plot of land	May-22	-	Province of Buenos Aires, Argentina	7,932	Other Rentals	N/A
Beruti and Coronel Diaz Building	Jun-22	-	City of Buenos Aires	6,273	Other Rentals	N/A
Paseo Colon Building	May-23	-	City of Buenos Aires	2,255	Other Rentals	N/A
Catalinas Building	May-10	8,516	City of Buenos Aires	22,754	Offices and Other Rentals	100.0%
Luján plot of land	May-08	1,160,000	Province of Buenos Aires, Argentina	4,210	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	30,389	Land Reserve	N/A
Other Developments (15)	N/A	N/A	City of Buenos Aires	78	Properties under development	N/A
Buildable potentials (14)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé	13,005	Other Rentals	N/A
Intercontinental Hotel (7) (12)	Nov-97	313	City of Buenos Aires	5,132	Hotel	66.4%
Libertador Hotel (8) (12)	Mar-98	200	City of Buenos Aires	936	Hotel	57.2%
Llao Llao Hotel (9)(10) (12)	Jun-97	205	City of Bariloche	7,194	Hotel	76.7%
Others (3)	N/A	N/A	City and Province of Buenos Aires	520	Others	N/A

141

____________

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Shopping Malls, Offices and Land Reserves are valued at fair value. Our Hotels are valued at cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3)	Includes EH UT.
(4)

Includes the following land reserves: Pontevedra plot, San Luis Plot, Pilar plot and Intercontinental Plot, Annexed to Dot Plot, Mendoza Plot, Casona Husdon Plot, Mendoza 2.992 East Av. Plot, Mendoza Bandera de los Andes 3027 plot, Güemes 902 plot (Conil), Córdoba plot, Neuquén plot and La Plata plot.

(5)

Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102 y 3103, Madero 1020, Abasto Offices, Suipacha 664, La Adela, Paseo del Sol, Libertador 498, Beruti 3330/3336/3358 Paseo del sol.

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

(12)	Express in number of rooms.
(13)	The offices were totally sold during the fiscal year ended June 30, 2021.
(14)	Includes buildable potentials related to the following shopping malls: Patio Bullrich, Alto Palermo, Córdoba Shopping and Alto Rosario.
(15)	Includes PH Office Park.
(16)	Includes “Ocampo parking spaces”.

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

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured (in Millions of ARS)	Book Value (in Millions of ARS)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	12,266	31,335
Vehicles	Theft, fire and civil and third parties liability	596	216

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

Control Systems

IRSA has computer systems equipped to monitor tenants’ sales in all of its shopping malls. IRSA also conducts regular revenues audits of our tenants’ accounting sales records in all of our shopping malls. IRSA uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the revenues audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

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

The objective of this Management’s Discussion and Analysis section is to provide a description of our economic and financial condition as of June 30, 2023 and for the fiscal year then ended, particularly considering that the operating results for fiscal year 2021 have been affected by the restrictions due to the Covid-19 pandemic. Our shopping malls and hotels were closed for most of the year 2021 while the offices remained operational, even though most of the tenants adopted the remote work modality. In this sense, the purpose of this management’s discussion and analysis is to describe the impact of the pandemic and other macroeconomic or operational drivers over our business segments in order to explain the reasons or causes that originate our results of operations.

General

We prepare our Audited Consolidated Financial Statements in Pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) currently at the end of the reporting period (June 30, 2023). See “Risk Factors-Risks Relating to Argentina-A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition”.

Revenue recognition

The Company identifies contracts with customers and evaluates the goods and services committed therein to determine performance obligations and their classification between performance obligations that are satisfied at a given time or over time.

Revenue from satisfaction of performance obligations at a given time is recognized when the client obtains control of the committed asset or service considering whether there is a right to collection, if the client has the physical possession, if the client has the legal right and if they have transferred the risks and benefits.

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

We have determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. We concluded that, even though a lease is cancellable under law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. We considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. We reached this conclusion based on factors such as: (i) the strategic geographical location and accessibility to customers of our investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains); (iii) limited availability of identical revenue-producing space in the areas where our investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of our tenants only have stores in shopping malls with a few or none street stores. See details in Note 24 to our Audited Consolidated Financial Statements.

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

Rental income from shopping malls, admission rights and commissions, are recognized in the Consolidated Statement of Income and Other Comprehensive Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, i.e. lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent revisions are recognized when such reviews have been agreed with tenants.

Tenants in our shopping malls are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the Consolidated Statement of Income and other Comprehensive Income on a straight-line basis over the term of the respective lease agreement.

We act as our own leasing agent for arranging and closing lease agreements for our shopping malls properties and consequently earn letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by us are treated as additional rental income and are recognized in the Consolidated Statement of Income and Other Comprehensive Income on a straight-line basis over the term of the lease agreements.

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

Rental income from offices and other rental properties is recognized in the Statement of Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

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

These revenues have been recognized in discontinued operations (see Note 35 to our Audited Consolidated Financial Statements).

•	Sales and Development activities

Revenue from sale and developments of real estate properties primarily comprises the results from the sale of trading properties. Results from the sale of properties are recognized only at the time in which the control has been transferred to the buyer. This normally takes place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized at the time in which these conditions are satisfied.

The Company also enters into barter transactions pursuant to which the Company normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land and from time to time the Company also receives cash as part of the transactions. Legal title to the land together with all risks and rewards of ownership are transferred to the developer upon sale. The Company generally requires the developer to issue insurances or to mortgage the land in favor of the Company as performance guarantee. In the event the developer does not fulfill its obligations, the Company forecloses on the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

The Company determines that its barters have commercial substance and that the conditions for recording the income from the transfer of parcels or land are met at the time the swap transaction is carried out. Revenues are recorded at the fair value of the goods delivered, adjusted as appropriate by the amount of cash received. In exchange for the parcels or land transferred, the Company generally receives cash and/or a right to receive future units that are part of the projects to be built on the parcels or land exchanged. This right is initially recognized at cost (this being the fair value of the land transferred) as an intangible asset in the statement of financial position. This intangible asset is not adjusted in subsequent years unless it is impaired.

The Company may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized at the time in which the control is transferred to the buyer. This will normally takes place when the deeds of title are transferred to the homebuyer.

However, the Company may market residential apartments during construction or even before construction commences. In these situations, buyers generally surrender a down payment to the Company with the remaining amount being paid when the developer completes the property and transfers it to the Company, and the Company in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Company is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Company may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Company exercised judgment and considered that the most significant risk associated with the asset the Company holds (i.e., the right to receive the apartments) consisting of the non-fulfillment of the developer’s obligations (i.e., to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

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

The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar for the indicated periods (inter-annual information-which is the 12 month period preceding the dates presented-is presented to conform to our fiscal year periods).

	Fiscal year ended June 30,
	2023	2022	2021
	(inter‑annual data)
GDP (1)	(4.9)%	6.9%	17.9%
Inflation (IPIM) (2)	112.8%	57.3%	65.1%
Inflation (CPI)	115.6%	64.0%	50.2%
Depreciation of the Peso against the U.S. dollar	(105.0%)	(30.9%)	(35.9%)
Average exchange rate per USD 1.00 (3)	ARS 256.50	ARS 125.13	ARS 95.62

(1)	Represents inter annual growth of the second quarter GDP at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.
(2)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30. As of October 18, 2023, the exchange rate was 350.10 per U.S. dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP decreased 4.9% inter annually during the second quarter of 2023, compared to an increase of 6.9% in the same period of 2022. Nationally, shopping mall sales at current prices in the month of July 2023 relevant to the survey reached a total of ARS 166,472.4 million, which represents an increase of 137.9% compared to July 2022. Accumulated sales for the first seven months of the year 2023, represent a 142.2% in current terms and 12.3% increase in real terms as compared to the same period of 2022. The monthly EMAE as of July 31, 2023, decreased by 1.3% compared to the same month in 2022. As of June 30, 2023, the unemployment rate was at 6.2% of the country’s economically active population, compared to 6.9% as of June 30, 2022. On the other hand, in the second quarter of 2023, the activity rate stood at 47.6% compared to 47.9% in the same quarter of the previous year. While the employment rate rose to 44.6% in the second quarter of 2023, compared to 44.6% in the second quarter of the previous year.

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

	Consumer price index	Wholesale price index
Fiscal year ended June 30,	(inter‑annual data)
2021	50.2%	65.1%
2022	64.0%	57.3%
2023	115.6%	112.8%

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

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales. In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact on the fair market value of our shopping malls as measured in Pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Argentine Peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in Pesos.

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

Our urban business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business. See “Item 5. Operating and Financial Review and Prospects. A. Operating Results - Covid-19 Pandemic.”

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

For more information about the evolution of the U.S dollar / Peso exchange rate, see “A1. Local Exchange Market and Exchange Rates.”

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

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation of the Argentine Peso for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / Peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars. For example:

•	during the 2021 fiscal year, there was a 35.9% depreciation of the Peso from ARS 70.36 to USD 1.00 as of June 30, 2020 to ARS 95.62 to USD 1.00 as of June 30, 2021;

•	during the 2022 fiscal year, there was a 30.9% depreciation of the Peso from ARS 95.62 to USD 1.00 as of June 30, 2021 to ARS 125.13 to USD 1.00 as of June 30, 2022; and

•	during the 2023 fiscal year, there was a 105.0% depreciation of the Peso from ARS 125.13 to USD 1.00 as of June 30, 2022 to ARS 256.50 to USD 1.00 as of June 30, 2023.

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

Office buildings

During the year ended June 30, 2020, we have incorporated as an investment property the building “Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of gross leasable area over 30 office floors and includes 316 parking spaces in 4 basements. On April 29, 2021, the Company inaugurated its newest office development in Buenos Aires, which was operational from December 2020. During the fiscal years 2023, 2022 and 2021, we sold and transferred floors of the building for a total area of approximately 9,500 sqm, 9,674 sqm and 2,369 sqm, respectively. As a subsequent event, on August 9, 2023 we sold and transferred one floor for a total leasable area of approximately 1,184 sqm and 10 parking lots located in the building. As of the date of this Annual Report, IRSA retains its rights for 4 floors of the building with an approximate leasable area of 4,937 sqm.

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

On April 19, 2022, we sold 100% of the “República” building, located next to the “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 sqm of gross leasable area on 20 office floors and 178 parking spaces.

As a subsequent event, on July 24, 2023, we sold the “Suipacha 652/64” office building, located in the Microcentro district of the Autonomous City of Buenos Aires. The class B building, with 7 office floors and 62 parking lots, acquired by IRSA in 1991, has a gross leasable area of 11,465 sqm, which was vacant at the moment of the transaction.

Shopping malls

During the fiscal years ended June 30, 2023, 2022 and 2021, we maintained the same portfolio of operating shopping malls.

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

The “Offices and Other Rental Properties” segment is renamed “Offices” and will exclusively includes the results from the company’s six office buildings. The other rental properties that were part of this segment were allocated to the “Sales and Developments” segment, which will include the results generated by these assets, as well as those from Land Reserves, Barter Agreements and Properties for Sale. Likewise, the “Others” segment is incorporated, which will group the results from investments in associates and foreign companies that were previously allocated in the “Corporate” and “International” segments. The “Shopping Malls” and “Hotels” segments did not undergo any changes.

Below is the segment information prepared as follows:

Agricultural business

•	Agricultural production: segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets.; agricultural services; leasing of the Company’s farms to third parties; and planting, harvesting and sale of sugarcane

•	Land transformation and sales: comprises gains from the disposal and development of farmlands activities.

•	Corporate: includes corporate expenses related to agricultural business.

•	Other segments: includes, principally, brokerage activities, among others.

Urban properties and investments business

•	The “Shopping Malls” segment includes results principally consisting of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Company.

•	The “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.

•	The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results and other rental spaces are also included.

•	The “Hotels” segment includes the operating results mainly consisting of room, catering and restaurant revenues.

•	The “Others” segment includes the entertainment activities through ALG Golf Center S.A., La Rural S.A. and Convention Center (Concession), We Are Appa investments in associates such as GCDI and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of our Audited Financial Statements, except for the following:

o	Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

o	Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and FPC as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

The assets’ categories reviewed by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, rights to receive units under barter transactions, investments in associates and goodwill. The sum of these assets, classified by business segment, is disclosed as “reportable assets”. Assets are assigned to each segment based on operations and/or their physical location.

Most of the revenues from the operating segments are generated and the assets are physically located in Argentina, with the exception of part of the results of associates included in the “Other” segment located in the United States.

Revenues for each reporting segment derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Until September 2020 we used to report our financial and equity performance separately in two Operations Centers.

On September 25, 2020, the Israeli court with competent jurisdiction decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed, therefore, the Company lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for all the years presented.

As of June 30, 2023, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 1.5 million of shares representing 1.1% of its capital stock.

 However, as described in Note 1 to the Consolidated Financial Statements as of June 30, 2020, during September 2020 we lost control of IDBD and, then, have reclassified the results of the Israel Operations Center to discontinued operations. As a consequence of the situation described, from October 1, 2020, we report our financial and equity performance through a single Operation Center. Segment information for the previous fiscal years has been recast for comparability purposes with the current year.

The assets and services transferred between segments are calculated based on established prices. Transactions between segments are eliminated, if applicable.

Below is a summarized analysis of the lines of business for the year ended June 30, 2023:

	June 30, 2023
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
	(million of ARS)
Revenues	101,777	72,303	174,080	(453)	17,435	(657)	190,405
Costs	(84,462)	(13,287)	(97,749)	198	(17,751)	-	(115,302)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(1,515)	-	(1,515)	-	-	221	(1,294)
Changes in the net realizable value of agricultural products after harvest	(2,538)	-	(2,538)	-	-	-	(2,538)
Gross profit/ (loss)	13,262	59,016	72,278	(255)	(316)	(436)	71,271
Net loss from fair value adjustment of investment properties	(2,370)	(51,342)	(53,712)	2,035	-	-	(51,677)
Gain from disposal of farmlands	15,026	-	15,026	-	-	-	15,026
General and administrative expenses	(8,493)	(19,528)	(28,021)	67	-	174	(27,780)
Selling expenses	(9,346)	(4,538)	(13,884)	27	-	301	(13,556)
Other operating results, net	(1,746)	(7,284)	(9,030)	(25)	166	(25)	(8,914)
Management fees	-	-	-	-	(4,760)	-	(4,760)
Profit/ (loss) from operations	6,333	(23,676)	(17,343)	1,849	(4,910)	14	(20,390)
Share of (loss)/ profit of associates and joint ventures	(1,038)	3,889	2,851	(1,271)	-	-	1,580
Segment profit/ (loss)	5,295	(19,787)	(14,492)	578	(4,910)	14	(18,810)

Reportable assets	211,034	634,934	845,968	(3,513)	-	226,898	1,069,353
Reportable liabilities (*)	-	-	-	-	-	(586,327)	(586,327)
Net reportable assets	211,034	634,934	845,968	(3,513)	-	(359,429)	483,026

Below is a summarized analysis of the lines of business for the year ended June 30, 2022:

	June 30, 2022
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
	(million of ARS)
Revenues	138,851	55,174	194,025	(502)	14,359	(1,248)	206,634
Costs	(124,285)	(11,534)	(135,819)	196	(14,820)	-	(150,443)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	39,243	-	39,243	-	-	415	39,658
Changes in the net realizable value of agricultural products after harvest	(4,307)	-	(4,307)	-	-	-	(4,307)
Gross profit/ (loss)	49,502	43,640	93,142	(306)	(461)	(833)	91,542
Net gain from fair value adjustment of investment properties	5,304	27,596	32,900	2,850	-	-	35,750
Gain from disposal of farmlands	11,868	-	11,868	-	-	-	11,868
General and administrative expenses	(8,166)	(11,570)	(19,736)	58	-	174	(19,504)
Selling expenses	(11,814)	(4,834)	(16,648)	11	-	811	(15,826)
Other operating results, net	(1,807)	61	(1,746)	-	121	(24)	(1,649)
Management fees	-	-	-	-	(8,988)	-	(8,988)
Profit/ (loss)	44,887	54,893	99,780	2,613	(9,328)	128	93,193
Share of profit/ (loss) of associates and joint ventures	348	1,007	1,355	(1,775)	-	-	(420)
Segment profit/ (loss)	45,235	55,900	101,135	838	(9,328)	128	92,773

Reportable assets	196,561	702,665	899,226	(3,183)	-	244,866	1,140,909
Reportable liabilities (*)	-	-	-	-	-	(695,110)	(695,110)
Net reportable assets	196,561	702,665	899,226	(3,183)	-	(450,244)	445,799

Below is a summarized analysis of the lines of business for the year ended June 30, 2021:

	June 30, 2021
	Agricultural business (I)	Urban property and investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
	(million of ARS)
Revenues	105,231	35,754	140,985	(177)	10,408	(1,286)	149,930
Costs	(96,417)	(12,189)	(108,606)	247	(11,243)	-	(119,602)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	50,472	-	50,472	-	-	670	51,142
Changes in the net realizable value of agricultural products after harvest	(2,085)	-	(2,085)	-	-	-	(2,085)
Gross profit/ (loss)	57,201	23,565	80,766	70	(835)	(616)	79,385
Net gain/ (loss) from fair value adjustment of investment properties	19,479	(26,991)	(7,512)	(428)	-	-	(7,940)
Gain from disposal of farmlands	4,631	-	4,631	-	-	-	4,631
General and administrative expenses	(7,697)	(10,941)	(18,638)	45	-	327	(18,266)
Selling expenses	(9,701)	(5,341)	(15,042)	75	-	308	(14,659)
Other operating results, net	(7,806)	(553)	(8,359)	(71)	378	(15)	(8,067)
Profit/ (loss) from operations	56,107	(20,261)	35,846	(309)	(457)	4	35,084
Share of loss of associates and joint ventures	(204)	(14,102)	(14,306)	(1,361)	-	(12)	(15,679)
Segment profit/ (loss)	55,903	(34,363)	21,540	(1,670)	(457)	(8)	19,405

Reportable assets	232,417	732,471	964,888	(5,246)	-	239,379	1,199,021
Reportable liabilities (*)	-	-	-	-	-	(824,674)	(824,674)
Net reportable assets	232,417	732,471	964,888	(5,246)	-	(585,295)	374,347

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)

Includes ARS (316) million, ARS (461) million and ARS (835) million corresponding to Expenses and FPC as of June 30, 2023, 2022 and 2021, respectively, and ARS 4,760 and ARS 8.988 to management fees, as of June 30, 2023 and 2022.

(iii)

Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 1.00 million, ARS 17 million and ARS 50 million, as of June 30, 2023, 2022 and 2021, respectively.

(*)	The CODM focuses its review on reportable assets.

(I) Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	June 30, 2023
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million if ARS)
Revenues	74,926	-	-	26,851	101,777
Costs	(67,274)	(74)	-	(17,114)	(84,462)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(1,515)	-	-	-	(1,515)
Changes in the net realizable value of agricultural products after harvest	(2,538)	-	-	-	(2,538)
Gross profit / (loss)	3,599	(74)	-	9,737	13,262
Net loss from fair value adjustment of investment properties	-	(2,370)	-	-	(2,370)
Gain from disposal of farmlands	-	15,026	-	-	15,026
General and administrative expenses	(4,705)	(14)	(1,397)	(2,377)	(8,493)
Selling expenses	(6,863)	(13)	-	(2,470)	(9,346)
Other operating results, net	168	(2,526)	-	612	(1,746)
(Loss) / profit from operations	(7,801)	10,029	(1,397)	5,502	6,333
Share of loss of associates and joint ventures	(169)	-	-	(869)	(1,038)
Segment (loss) / profit	(7,970)	10,029	(1,397)	4,633	5,295

Investment properties	-	26,258	-	-	26,258
Property, plant and equipment	124,531	593	-	1,059	126,183
Investments in associates	1,673	-	-	861	2,534
Other reportable assets	41,055	-	-	15,004	56,059
Reportable assets	167,259	26,851	-	16,924	211,034

From all of the revenues corresponding to Agricultural Business, ARS 55,494 million originated in Argentina and ARS 46,283 million in other countries, principally in Brazil for ARS 41,398 million. From all of the assets included in the segment corresponding to Agricultural Business, ARS 68,025 million are located in Argentina and ARS 143,009 million in other countries, principally in Brazil.

	June 30, 2022
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million of ARS)
Revenues	110,097	-	-	28,754	138,851
Costs	(103,204)	(103)	-	(20,978)	(124,285)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	39,243	-	-	-	39,243
Changes in the net realizable value of agricultural products after harvest	(4,307)	-	-	-	(4,307)
Gross profit / (loss)	41,829	(103)	-	7,776	49,502
Net gain from fair value adjustment of investment properties	-	5,304	-	-	5,304
Gain from disposal of farmlands	-	11,868	-	-	11,868
General and administrative expenses	(4,881)	(17)	(1,593)	(1,675)	(8,166)
Selling expenses	(9,396)	(407)	-	(2,011)	(11,814)
Other operating results, net	(4,521)	2,309	-	405	(1,807)
Profit / (loss) from operations	23,031	18,954	(1,593)	4,495	44,887
Share of profit of associates and joint ventures	232	-	-	116	348
Segment profit / (loss)	23,263	18,954	(1,593)	4,611	45,235

Investment properties	-	29,474	-	-	29,474
Property, plant and equipment	100,495	595	-	457	101,547
Investments in associates	2,154	-	-	1,613	3,767
Other reportable assets	46,391	-	-	15,382	61,773
Reportable assets	149,040	30,069	-	17,452	196,561

From all of the revenues corresponding to Agricultural Business, ARS 69,613 million originated in Argentina and ARS 69,238 million in other countries, principally in Brazil for ARS 63,952 million. From all of the assets included in the segment corresponding to Agricultural Business, ARS 66,563 million are located in Argentina and ARS 129,998 million in other countries, principally in Brazil.

	June 30, 2021
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million of ARS)
Revenues	86,148	-	-	19,083	105,231
Costs	(83,129)	(127)	-	(13,161)	(96,417)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	50,472	-	-	-	50,472
Changes in the net realizable value of agricultural products after harvest	(2,085)	-	-	-	(2,085)
Gross profit / (loss)	51,406	(127)	-	5,922	57,201
Net gain from fair value adjustment of investment properties	-	19,479	-	-	19,479
Gain from disposal of farmlands	-	4,631	-	-	4,631
General and administrative expenses	(4,851)	(18)	(1,552)	(1,276)	(7,697)
Selling expenses	(8,272)	(4)	-	(1,425)	(9,701)
Other operating results, net	(14,780)	6,189	-	785	(7,806)
Management fees	-	-	-	-	-
Profit / (loss) from operations	23,503	30,150	(1,552)	4,006	56,107
Share of profit/ (loss) of associates and joint ventures	213	-	-	(417)	(204)
Segment profit / (loss)	23,716	30,150	(1,552)	3,589	55,903

Investment properties	-	38,890	-	-	38,890
Property, plant and equipment	116,416	937	-	324	117,677
Investments in associates	2,114	-	-	772	2,886
Other reportable assets	60,622	-	-	12,342	72,964
Reportable assets	179,152	39,827	-	13,438	232,417

From all of the revenues corresponding to Agricultural Business, ARS 56,995 million originated in Argentina and ARS 48,236 million in other countries, principally in Brazil for ARS 46,080 million. From all of the assets included in the segment corresponding to Agricultural Business, ARS 72,301 million are located in Argentina and ARS 160,116 million in other countries, principally in Brazil.

(II) Urban properties and investments line of business

Below is a summarized analysis of the urban properties and investments line of business for the fiscal years ended June 30, 2023, 2022 and 2021:

	June 30, 2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	47,438	4,584	4,382	14,964	935	72,303
Costs	(3,213)	(379)	(1,333)	(7,616)	(746)	(13,287)
Gross profit	44,225	4,205	3,049	7,348	189	59,016
Net loss from fair value adjustment of investment properties	(11,169)	(4,955)	(35,105)	-	(113)	(51,342)
General and administrative expenses	(6,682)	(835)	(2,560)	(3,275)	(6,176)	(19,528)
Selling expenses	(2,168)	(103)	(1,123)	(1,028)	(116)	(4,538)
Other operating results, net	(585)	(69)	(884)	(143)	(5,603)	(7,284)
Profit / (Loss) from operations	23,621	(1,757)	(36,623)	2,902	(11,819)	(23,676)
Share of profit of associates and joint ventures	-	-	-	-	3,889	3,889
Segment profit / (loss)	23,621	(1,757)	(36,623)	2,902	(7,930)	(19,787)

Investment and trading properties	186,816	117,191	273,161	-	804	577,972
Property, plant and equipment	585	3,549	5,134	9,231	877	19,376
Investment in associates and joint ventures	-	-	-	-	28,698	28,698
Other reportable assets	396	342	7,359	199	592	8,888
Reportable assets	187,797	121,082	285,654	9,430	30,971	634,934

From all the revenues, ARS 69,765 million originated in Argentina, and ARS 2,538 million in other countries, mainly in Uruguay for ARS 2,516 million and USA for ARS 22 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 631,143 million are located in Argentina and ARS 3,791 million in other countries, principally in the USA for ARS 528 million and Uruguay for ARS 3,244 million.

	June 30, 2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	37,369	6,556	1,608	9,270	371	55,174
Costs	(3,223)	(632)	(1,253)	(5,331)	(1,095)	(11,534)
Gross profit / (loss)	34,146	5,924	355	3,939	(724)	43,640
Net gain/ (loss) from fair value adjustment of investment properties	1,192	(11,348)	37,623	-	129	27,596
General and administrative expenses	(6,170)	(821)	(2,281)	(1,574)	(724)	(11,570)
Selling expenses	(1,826)	(168)	(1,988)	(733)	(119)	(4,834)
Other operating results, net	(306)	(50)	(103)	(127)	647	61
Profit / (Loss) from operations	27,036	(6,463)	33,606	1,505	(791)	54,893
Share of profit of associates and joint ventures	-	-	-	-	1,007	1,007
Segment profit / (loss)	27,036	(6,463)	33,606	1,505	216	55,900

Investment and trading properties	197,838	144,137	300,318	-	927	643,220
Property, plant and equipment	563	9,005	5,135	9,570	2,311	26,584
Investment in associates and joint ventures	-	-	-	-	24,960	24,960
Other reportable assets	401	343	6,433	129	595	7,901
Reportable assets	198,802	153,485	311,886	9,699	28,793	702,665

From all the revenues, included in the segments corresponding to the business of urban properties and investments ARS 55,143 million originated in Argentina and ARS 31 million originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 698,491 million are located in Argentina and ARS 4,174 million in other countries, principally in the USA for ARS 638 million and Uruguay for ARS 3,514 million.

	June 30, 2021
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	18,814	9,488	2,740	3,256	1,456	35,754
Costs	(3,079)	(509)	(2,959)	(3,765)	(1,877)	(12,189)
Gross profit / (loss)	15,735	8,979	(219)	(509)	(421)	23,565
Net (loss) / gain from fair value adjustment of investment properties	(71,894)	19,910	24,873	-	120	(26,991)
General and administrative expenses	(5,062)	(1,538)	(2,510)	(1,506)	(325)	(10,941)
Selling expenses	(1,594)	(662)	(2,468)	(498)	(119)	(5,341)
Other operating results, net	(445)	(18)	(18)	(42)	(30)	(553)
Management fees	-	-	-	-	-	-
(Loss) / Profit from operations	(63,260)	26,671	19,658	(2,555)	(775)	(20,261)
Share of loss of associates and joint ventures	-	-	(57)	-	(14,045)	(14,102)
Segment (loss)/ profit	(63,260)	26,671	19,601	(2,555)	(14,820)	(34,363)

Investment and trading properties	192,018	256,167	220,787	-	905	669,877
Property, plant and equipment	852	7,258	4,620	9,103	753	22,586
Investment in associates and joint ventures	-	-	-	-	31,498	31,498
Other reportable assets	407	347	7,052	103	601	8,510
Reportable assets	193,277	263,772	232,459	9,206	33,757	732,471

From all the revenues included in the segments corresponding to the business of urban properties and investments ARS 35,694 million and ARS 60 million originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 717,143 million are located in Argentina and ARS 15,328 million in other countries, principally in the USA for ARS 12,271 million and Uruguay for ARS 3,165 million.

Results of Operations for the fiscal years ended June 30, 2023 and 2022

	Agricultural business			Urban Properties and Investment business			Total segment information			Joint ventures (i)			Adjustments (ii)			Elimination of inter-segment transactions			Total Statement of Income
	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.
	(in million of ARS)
Revenues	101,777	138,851	(37,074)	72,303	55,174	17,129	174,080	194,025	(19,945)	(453)	(502)	49	17,435	14,359	3,076	(657)	(1,248)	591	190,405	206,634	(16,229)
Costs	(84,462)	(124,285)	39,823	(13,287)	(11,534)	(1,753)	(97,749)	(135,819)	38,070	198	196	2	(17,751)	(14,820)	(2,931)	-	-	-	(115,302)	(150,443)	35,141
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(1,515)	39,243	(40,758)	-	-	-	(1,515)	39,243	(40,758)	-	-	-	-	-	-	221	415	(194)	(1,294)	39,658	(40,952)
Changes in the net realizable value of agricultural products after harvest	(2,538)	(4,307)	1,769	-	-	-	(2,538)	(4,307)	1,769	-	-	-	-	-	-	-	-	-	(2,538)	(4,307)	1,769
Gross profit / (loss)	13,262	49,502	(36,240)	59,016	43,640	15,376	72,278	93,142	(20,864)	(255)	(306)	51	(316)	(461)	145	(436)	(833)	397	71,271	91,542	(20,271)
Net gain / (loss) from fair value adjustment of investment properties	(2,370)	5,304	(7,674)	(51,342)	27,596	(78,938)	(53,712)	32,900	(86,612)	2,035	2,850	(815)	-	-	-	-	-	-	(51,677)	35,750	(87,427)
Gain from disposal of farmlands	15,026	11,868	3,158	-	-	-	15,026	11,868	3,158	-	-	-	-	-	-	-	-	-	15,026	11,868	3,158
General and administrative expenses	(8,493)	(8,166)	(327)	(19,528)	(11,570)	(7,958)	(28,021)	(19,736)	(8,285)	67	58	9	-	-	-	174	174	-	(27,280)	(19,504)	(8,276)
Selling expenses	(9,346)	(11,814)	2,468	(4,538)	(4,834)	296	(13,884)	(16,648)	2,764	27	11	16	-	-	-	301	811	(510)	(13,556)	(15,826)	2,270
Other operating results, net	(1,746)	(1,807)	61	(7,284)	61	(7,345)	(9,030)	(1,746)	(7,284)	(25)	-	(25)	166	121	45	(25)	(24)	(1)	(8,914)	(1,649)	(7,265)
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	(4,760)	(8,988)	4,228	-	-	-	(4,760)	(8,988)	4,228
Profit / (loss) from operations	6,333	44,887	(38,554)	(23,676)	54,893	(78,569)	(17,343)	99,780	(117,123)	1,849	2,613	(764)	(4,910)	(9,328)	4,418	14	128	(114)	(20,390)	93,193	(113,583)
Share of (loss) / profit of associates and joint ventures	(1,038)	348	(1,386)	3,889	1,007	2,882	2,851	1,355	1,496	(1,271)	(1,775)	504	-	-	-	-	-	-	1,580	(420)	2,000
Segment profit / (loss)	5,295	45,235	(39,940)	(19,787)	55,900	(75,687)	(14,492)	101,135	(115,627)	578	838	(260)	(4,910)	(9,328)	4,418	14	128	(114)	(18,810)	92,773	(111,583)

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)

Includes gross profit / (loss) of ARS (316) million and ARS (461) million corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of June 30, 2023 and 2022, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the fiscal years ended June 30, 2023 and 2022.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.
	(in million of ARS)
Revenues	74,926	110,097	(35,171)	-	-	-	-	-	-	26,851	28,754	(1,903)	101,777	138,851	(37,074)
Costs	(67,274)	(103,204)	35,930	(74)	(103)	29	-	-	-	(17,114)	(20,978)	3,864	(84,462)	(124,285)	39,823
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(1,515)	39,243	(40,758)	-	-	-	-	-	-	-	-	-	(1,515)	39,243	(40,758)
Changes in the net realizable value of agricultural products after harvest	(2,538)	(4,307)	1,769	-	-	-	-	-	-	-	-	-	(2,538)	(4,307)	1,769
Gross profit / (loss)	3,599	41,829	(38,230)	(74)	(103)	29	-	-	-	9,737	7,776	1,961	13,262	49,502	(36,240)
Net (loss) / gain from fair value adjustment of investment properties	-	-	-	(2,370)	5,304	(7,674)	-	-	-	-	-	-	(2,370)	5,304	(7,674)
Gain from disposal of farmlands	-	-	-	15,026	11,868	3,158	-	-	-	-	-	-	15,026	11,868	3,158
General and administrative expenses	(4,705)	(4,881)	176	(14)	(17)	3	(1,397)	(1,593)	196	(2,377)	(1,675)	(702)	(8,493)	(8,166)	(327)
Selling expenses	(6,863)	(9,396)	2,533	(13)	(407)	394	-	-	-	(2,470)	(2,011)	(459)	(9,346)	(11,814)	2,468
Other operating results, net	168	(4,521)	4,689	(2,526)	2,309	(4,835)	-	-	-	612	405	207	(1,746)	(1,807)	61
(Loss) / profit from operations	(7,801)	23,031	(30,832)	10,029	18,954	(8,925)	(1,397)	(1,593)	196	5,502	4,495	1,007	6,333	44,887	(38,554)
Share of (loss) / profit of associates and joint ventures	(169)	232	(401)	-	-	-	-	-	-	(869)	116	(985)	(1,038)	348	(1,386)
Segment (loss) / profit	(7,970)	23,263	(31,233)	10,029	18,954	(8,925)	(1,397)	(1,593)	196	4,633	4,611	22	5,295	45,235	(39,940)

Urban Properties and Investment Business

The following table shows a summary of the Urban Properties and Investment Business lines for the fiscal years ended June 30, 2023 and 2022.

	Shopping Malls			Offices			Sales and developments			Hotels			Others			Total
	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.	June 30, 2023	June 30, 2022	Var.
	(in millions of ARS)
Revenues	47,438	37,369	10,069	4,584	6,556	(1,972)	4,382	1,608	2,774	14,964	9,270	5,694	935	371	564	72,303	55,174	17,129
Costs	(3,213)	(3,223)	10	(379)	(632)	253	(1,333)	(1,253)	(80)	(7,616)	(5,331)	(2,285)	(746)	(1,095)	349	(13,287)	(11,534)	(1,753)
Gross profit / (loss)	44,225	34,146	10,079	4,205	5,924	(1,719)	3,049	355	2,694	7,348	3,939	3,409	189	(724)	913	59,016	43,640	15,376
Net (loss) / gain from fair value adjustment of investment properties	(11,169)	1,192	(12,361)	(4,955)	(11,348)	6,393	(35,105)	37,623	(72,728)	-	-	-	(113)	129	(242)	(51,342)	27,596	(78,938)
General and administrative expenses	(6,682)	(6,170)	(512)	(835)	(821)	(14)	(2,560)	(2,281)	(279)	(3,275)	(1,574)	(1,701)	(6,176)	(724)	(5,452)	(19,528)	(11,570)	(7,958)
Selling expenses	(2,168)	(1,826)	(342)	(103)	(168)	65	(1,123)	(1,988)	865	(1,028)	(733)	(295)	(116)	(119)	3	(4,538)	(4,834)	296
Other operating results, net	(585)	(306)	(279)	(69)	(50)	(19)	(884)	(103)	(781)	(143)	(127)	(16)	(5,603)	647	(6,250)	(7,284)	61	(7,345)
Profit / (loss) from operations	23,621	27,036	(3,415)	(1,757)	(6,463)	4,706	(36,623)	33,606	(70,229)	2,902	1,505	1,397	(11,819)	(791)	(11,028)	(23,676)	54,893	(78,569)
Share of (loss)/ profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	3,889	1,007	2,882	3,889	1,007	2,882
Segment profit / (loss)	23,621	27,036	(3,415)	(1,757)	(6,463)	4,706	(36,623)	33,606	(70,229)	2,902	1,505	1,397	(7,930)	216	(8,146)	(19,787)	55,900	(75,687)

Revenues 2023 vs. 2022

Agricultural Business

Agricultural Production. Revenues from the Agricultural Production segment decreased by 31.9% from ARS 110,097 million during the fiscal year ended June 30, 2022 to ARS 74,926 million during the fiscal year ended June 30, 2023. Such decrease is mainly attributable to:

•	ARS 21,618 million decrease in revenues from crop sales, as a result of lower yields linked to the effects of the drought, accompanied by a decrease in the volume of crops sold (833,600 tons in fiscal year ended June 30, 2022 versus 617,730 tons in fiscal year ended June 30, 2023), standing out corn and soybeans;

•	ARS 10,360 million decrease in revenues from sugarcane sales, resulting from a decrease in sales in the fiscal year ended June 30, 2023, due to the decrease in prices, caused by lower demand for ethanol due to lower crude oil prices, coupled with a decrease in the volume produced and sold due to the burning of sugarcane plantations as a result of high temperatures;

•	ARS 2,671 million decrease in revenues from cattle sales, primarily attributable to a decrease in tons of cattle sold and a decrease in prices compared to the previous fiscal year where prices performed better relative to inflation; and

•	ARS 522 million decrease in revenues from leases and services as a result of a reduction in the volume of seed multiplication services operated at Agroriego, partially offset by higher income from leasing to third parties.

Others. Revenues from the Others segment decreased by 6.6% from ARS 28,754 million during the fiscal year ended June 30, 2022 to ARS 26,851 million during the fiscal year ended June 30, 2023, mainly attributable to a decrease in revenues from sales on consignment, brokerage and others due to lower traded volumes of fertilizers and inputs.

Urban Properties and Investment Business

Shopping Malls. Revenues from the Shopping Malls segment increased by 26.9% from ARS 37,369 million during the fiscal year ended June 30, 2022, to ARS 47,438 million during the fiscal year ended June 30, 2023. This increase is due to the fact that, during the fiscal year ended June 30, 2022, although the shopping malls were open, a policy of support for tenants was maintained in all shopping malls. In addition, there were more vacancies, reduced opening hours and less public attendance in fiscal year 2022. In fiscal year 2023, the increase in rental income occurred mainly due to: (i) an increase of ARS 5,894 million in base rent revenue; (ii) an increase of ARS 1,494 million in contingent rent revenue; (iii) an ARS 979 million increase in admission rights; (iv) an ARS 852 million increase in revenue from parking; and (v) an ARS 606 million increase in the revenue from averaging of scheduled rent escalation.

Offices. Revenues from the Offices segment decreased by 30.1% from ARS 6,556 million during the fiscal year ended June 30, 2022, to ARS 4,584 million during the fiscal year ended June 30, 2023. This variation is mainly explained by a decrease in revenue from leases by 28.8% from ARS 6,411 million during the fiscal year ended June 30, 2022 to ARS 4,563 million during the fiscal year ended June 30, 2023 mainly as a result of lower rental income due to the sale of the República building in April 2022 and the sale of floors in the tower “261 Della Paolera” (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires). There is also a drop in the rate in real terms as the inflation rate was higher than the exchange rate variation.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 172.5% increase from ARS 1,608 million during the fiscal year ended June 30, 2022, to ARS 4,382 million during the fiscal year ended June 30, 2023. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Company over time.

Hotels. Revenues from our Hotels segment increased by 61.4% from ARS 9,270 million during the fiscal year ended June 30, 2022, to ARS 14,964 million during the fiscal year ended June 30, 2023, mainly due to higher occupancy with the consequent increase in revenues. The Hotel Llao Llao, and Libertador reached the pre-pandemic occupancy levels in fiscal year 2023.

Others. Revenues from the Others segment increased by 152.0% from ARS 371 million during the fiscal year ended June 30, 2022, to ARS 935 million during the fiscal year ended June 30, 2023, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA RURAL S.A. - OFC S.R.L. - OGDEN S.A - ENTRETENIMIENTO UNIVERSAL S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires) and the fee charged by We Are APPA for the services of the APPA application for promotions and actions of the Shopping Malls.

Costs 2023 vs. 2022

Agricultural Business

Agricultural Production. The costs of the Agricultural Production segment decreased by 34.8% from ARS 103,204 million during the fiscal year ended June 30, 2022 to ARS 67,274 million during the fiscal year ended June 30, 2023, primarily as a consequence of:

•	ARS 26,363 million decrease in costs of crop sales, mainly as a result of a decrease of tons in the volume of crop sold due to the effects of the drought, accompanied with higher direct fertiliser, service and labour costs in the fiscal year ended June 30, 2023 compared to the fiscal year ended June 30, 2022;

•	ARS 7,938 million decrease in the costs of sugarcane sales, mainly as a result of a lower quantity of sugarcane sold compared to the previous year. This is evidenced by lower prices due to lower demand for ethanol as a result of a decrease in the price of crude oil and a decrease in the volume produced and sold due to the burning of sugarcane plantations as a result of high temperatures;

•	ARS 2,096 million decrease in the costs of cattle sales, mainly as a result of a decrease in tons of cattle sold due to the effect of the drought, in the fiscal year ended June 30, 2023 compared to the fiscal year ended June 30, 2022; and

•	ARS 467 million increase in costs of leases and services, mainly attributable to an increase in lease costs and seed purchases and the decrease in the Feedlot service cost.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 93.7% during the fiscal year ended June 30, 2022 to 89.8% during the fiscal year ended June 30, 2023.

Land transformation and sales. The costs of the Land transformation and sales segment decreased by 28.2% from ARS 103 million during the fiscal year ended June 30, 2022 to ARS 74 million during the fiscal year ended June 30, 2023.

Others. The costs of the Others segment decreased by 18.4% from ARS 20,978 million during the fiscal year ended June 30, 2022 to ARS 17,114 million during the fiscal year ended June 30, 2023. The costs of the Others segment, measured as a percentage of revenues from this segment, decreased from 73.0% during the fiscal year ended June 30, 2022 to 63.7% during the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 0.3%, from ARS 3,223 million during the fiscal year ended June 30, 2022, to ARS 3,213 million during the fiscal year ended June 30, 2023, mainly due to: (i) a decrease in leases and expenses of ARS 480 million; partially offset by: (ii) an increase in maintenance, security, cleaning, repairs and other expenses of ARS 275 million and (iii) an increase in salaries, social security charges and other personnel administrative expenses of ARS 170 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, decreased from 8.6% during the fiscal year ended June 30, 2022, to 6.8% during the fiscal year ended June 30, 2023.

Offices. Costs associated with the Offices segment decreased by 40.0%, from ARS 632 million during the fiscal year ended June 30, 2022, to ARS 379 million during the fiscal year ended June 30, 2023, mainly due to (i) a decrease in leases and expenses of ARS 117 million; (ii) a decrease in amortization and depreciation charges of ARS 81 million; and (iii) a decrease in taxes, rates and contributions of ARS 61 million. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, decreased from 9.6% during the fiscal year ended June 30, 2022, to 8.3% during the fiscal year ended June 30, 2023.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 6.4% increase from ARS 1,253 million during the fiscal year ended June 30, 2022, to ARS 1,333 million during the fiscal year ended June 30, 2023 mainly due to (i) an increase of ARS 178 million in the cost of sale of goods and services which correspond to the barter agreement of “Lot 16” located in the province of Córdoba (Argentina), the sale of 2 units of Tower 1 of Carrasco Boating (Montevideo, Uruguay), the sale of a plot of land by Zetol S.A. (Canelones, Uruguay), and the barter agreement entered into with Abasto Twins S.A. (Buenos Aires, Argentina); partially offset by: (ii) an ARS 46 million decrease in fees and compensation services; and (iii) a decrease in leases and expenses of ARS 41 million. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 77.9% during the fiscal year ended June 30, 2022, to 30.4% during the fiscal year ended June 30, 2023.

Hotels. Costs in the Hotels segment increased by 42.9%, from ARS 5,331 million during the fiscal year ended June 30, 2022, to ARS 7,616 million during the fiscal year ended June 30, 2023, mainly as a result of (i) an ARS 1,555 million increase in the costs of salaries, social security and other personnel expenses; (ii) an ARS 523 million increase in food, beverages and other hotel expenses; and (iii) an ARS 184 million increase in traveling, transportation and stationery. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 57.5% during the fiscal year ended June 30, 2022, to 50.9% during the fiscal year ended June 30, 2023.

Others. Costs in the Others segment decreased by 31.9%, from ARS 1,095 million during the fiscal year ended June 30, 2022, to ARS 746 million during the fiscal year ended June 30, 2023, mainly as a result of (i) a decrease in the costs of salaries, social security and other personnel expenses of ARS 283 million; (ii) a decrease in fees and compensation for services of ARS 115 million; (iii) a decrease in taxes, rates and contributions of ARS 23 million; partially offset by: (iv) an increase in amortization and depreciation charges of ARS 80 million.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2023 vs. 2022

According to information by segments (taking into account the (loss) / profit from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the (loss) / profit from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest decreased by ARS 40,758 million (103.9%), from a profit of ARS 39,243 million in the fiscal year ended June 30, 2022 to a loss of ARS 1,515 million in the fiscal year ended June 30, 2023.

Such variation was mainly as a result of:

•	A decrease in profits from crops production of ARS 21,930 million, both from Argentina due to the effect of the drought, evidencing a decrease in yields and margins in Corn, and from Brazil, mainly due to higher costs (fertilisers, services and labour, mainly associated with the increase in the price of gasoil in the current year compared to the previous one) in the face of a slight increase in yields and cultivated area, and Beans due to a lower cultivated area, yields and prices;

•	A decrease in profits from sugarcane production of ARS 13,925 million, mainly due to lower prices and a decrease in the volume produced and marketed due to the burning of sugar cane plantations as a result of high temperatures; and

•	A decrease in profits from production and cattle holding for ARS 4,902 million, mainly due to the result in Argentina, where cattle prices had a downward trend in the current year, which was accentuated by the inflationary effect, accompanied by a lower production due to weather conditions.

Changes in the net realizable value of agricultural produce after harvest 2023 vs. 2022

Loss from total changes in the net realizable value of agricultural produce after harvest, according to information by segments, increased by ARS 1,769 million (41.1%), from a loss of ARS 4,307 million in the fiscal year ended June 30, 2022 to a loss of ARS 2,538 million in the fiscal year ended June 30, 2023.

Such variation is mainly generated by Argentina, due to prices performed better than inflation in the months with the highest stock levels, mainly of Corn.

Gross profit 2023 vs. 2022

Agricultural Business

Agricultural Production. Gross profit from this segment decreased by 91.4% from a profit of ARS 41,829 million in the fiscal year ended June 30, 2022 to a profit of ARS 3,599 million in the fiscal year ended June 30, 2023.

Land Transformation and Sales. Loss profit from this segment increased by 28.2% from a loss of ARS 103 million in the fiscal year ended June 30, 2022 to a loss of ARS 74 million in the fiscal year ended June 30, 2023.

Others. Gross profit from this segment increased by 25.2% from a profit of ARS 7,776 million in the fiscal year ended June 30, 2022 to a profit of ARS 9,737 million in the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

Shopping Malls. Gross profit from the Shopping Malls segment increased by 29.5%, from a profit of ARS 34,146 million during the fiscal year ended June 30, 2022, to an ARS 44,225 million profit during the fiscal year ended June 30, 2023, mainly as a result of increased revenues and higher public attendance in shopping malls. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, increased from 91.4% positive during the fiscal year ended June 30, 2022, to 93.2% positive during the fiscal year ended June 30, 2023.

Offices. Gross profit from the Offices segment decreased by 29.0%, from a profit of ARS 5,924 million during the fiscal year ended June 30, 2022, to an ARS 4,205 million profit during the fiscal year ended June 30, 2023. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, increased from 90.4% positive during the fiscal year ended June 30, 2022, to 91.7% positive during the fiscal year ended June 30, 2023.

Sales and developments. Gross profit from the Sales and Developments segment increased by 758.9%, from a profit of ARS 355 million during the fiscal year ended June 30, 2022, to an ARS 3,049 million profit during the fiscal year ended June 30, 2023. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 22.1% positive during the fiscal year ended June 30, 2022, to 69.6% positive during the fiscal year ended June 30, 2023.

Hotels. Gross profit from the Hotels segment increased by 86.5%, from a profit of ARS 3,939 million during the fiscal year ended June 30, 2022, to an ARS 7,348 million profit during the fiscal year ended June 30, 2023. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, increased from 42.5% positive during the fiscal year ended June 30, 2022, to 49.1% positive during the fiscal year ended June 30, 2023.

Others. Gross profit / (loss) from the Others segment increased by 126.1%, from a loss of ARS 724 million during the fiscal year ended June 30, 2022, to an ARS 189 million profit during the fiscal year ended June 30, 2023. Gross profit / (loss) from the Others segment, measured as a percentage of revenues from this segment, increased from 195.1% negative during the fiscal year ended June 30, 2022, to 20.2% positive during the fiscal year ended June 30, 2023.

Net gain / (loss) from changes in the fair value of investment properties 2023 vs. 2022

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total net (loss) / gain from changes in the fair value of investment properties decreased by ARS 7,674 million (144.7%), from a net profit of ARS 5,304 million in the fiscal year ended June 30, 2022 to a net loss of ARS 2,370 million in the fiscal year ended June 30, 2023, mainly caused by the lower valuation of farmlands through BrasilAgro due to a decrease in commodity prices.

Urban Properties and Investment Business

Total consolidated net (loss) / gain from fair value adjustment of investment properties, according to the income statement, decreased by ARS 79,753 million, from a net gain of ARS 30,446 million during the fiscal year ended June 30, 2022, to a net loss of ARS 49,307 million during the fiscal year ended June 30, 2023.

According to information by segments, the net (loss) / gain from fair value adjustment of investment properties went from a gain of ARS 27,596 million (out of which an ARS 1,192 million gain derives from our Shopping Malls segment; an ARS 11,348 million loss from our Offices segment; an ARS 37,623 million gain from our Sales and Developments segment and an ARS 129 million gain from our Others segment) during the fiscal year ended June 30, 2022, to a loss of ARS 51,342 million during the fiscal year ended June 30, 2023 (out of which an ARS 11,169 million loss derives from our Shopping Malls segment; an ARS 4,955 million loss from our Offices segment; an ARS 35,105 million loss from our Sales and Developments segment and an ARS 113 million loss from our Others segment).

The net impact in the Peso values of our shopping malls was primarily a consequence of: (i) an improvement in the estimate of the perpetual dollar discount rate, and (ii) more favorable macroeconomic projections in relation to the projected real exchange rate, which was partially offset by the moderation of the projected growth rate of some shopping malls.

The offices market in Argentina is a liquid market, in which a great number of counterparties participate carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in U.S. dollars and are usually executed for three-year terms, hence this business produces stable cash flows in U.S. dollars. We use the Market Approach method to determine the fair value of our Offices and Sales and developments segment, the value per sqm, being the most representative measurement. The variation in the net loss from fair value adjustment of investment properties in the Offices and Sales and Developments segment was mainly due to the decrease in real terms of the exchange rate used, from the sales of Catalinas building’s floors during the fiscal year ended 2023 and the revaluation of Costa Urbana in the fiscal year ended 2022

Gain from disposal of farmlands 2023 vs. 2022

The total gain from disposal of farmlands, according to the income statement and the information by segment (taking into account all our joint ventures and inter-segment eliminations), increased by ARS 3,158 million (26.6%), from ARS 11,868 million in the fiscal year ended June 30, 2022 to ARS 15,026 million in the fiscal year ended June 30, 2023.

Fiscal year ended June 30, 2023:

•	On October 6, 2022, BrasilAgro completed the sale of a fraction of 863 hectares (498 arable hectares) of the “Morotí” farm located in the State of Boquerón, Paraguay. The sale value was USD 1.5 million and the buyer made an initial payment of USD 748.5 thousand. The remaining balance will be paid in three equal annual installments. This fraction of the field was valued on the books at BRL 853 thousand. After this transaction, a remainder of 58,722 hectares of this field remains in the hands of BrasilAgro.

•	On November 8, 2022, BrasilAgro signed a contract for the sale of 1,965 hectares (1,423 arable hectares) of the Rio do Meio farm, a rural property located in the municipality of Correntina - Bahia. The value to be paid was set at 291 soybeans bags, equivalent to BRL 62.4 million on the date of the transaction. The buyer made an initial payment of BRL 17.7 million. The contract establishes a schedule for the transfer of ownership and revenue is recognized in four stages. The first was completed on November 14, 2022 and a revenue of BRL 20 million was recognized. The other phases are scheduled for July of each year until 2025. This fraction of the field was valued on the books at BRL 17.8 million. After this transaction, a remnant of 5,750 hectares of said farm remains in the hands of Brasilagro.

•	In March 2023, Brasilagro signed two contracts for the sale of the remaining surface of 5,517 hectares (4,011 arable hectares) of its Araucaria farm, located in the municipality of Mineiros, State of Goiás, Brazil.

The first transaction was carried out on March 28, 2023, selling 5,185 hectares (3,796 arable hectares) at a value of 790 soybeans bags per arable hectare, equivalent to BRL 409.3 on the date of the transaction. The amounts will be paid in 7 installments, the first on July 30, 2023 and the second on August 16, 2023 and the rest are scheduled for March 1 of each year until 2028. The domain transfer was made on June 15, 2023.

The second transaction was carried out on March 29, 2023, in which 332 hectares (215 arable hectares) were sold for a value of 297 soybeans bags per arable hectare, equivalent to BRL 8.5 on the date of the transaction. The amounts will be paid in 5 installments, the first was collected on April 14, 2023 and the others are scheduled for March 30 of each year until 2027. The domain transfer was made on May 31, 2023.

•	On June 29, 2023, BrasilAgro completed the sale of 4,408 hectares (3,202 arable hectares) of the “Jatobá VII” farm, located in the municipality of Jaborandi - Bahia. The sale value was BRL 121.6 million (equivalent to 952,815 soybean bags). Payments will be in BRL and made in 7 annual installments, making the first of them at the time of signing the contract. The remaining installments are scheduled for July 31 of each year until 2029.

Fiscal year ended June 30, 2022

•	On December 29, 2021, BrasilAgro sold 4,573 hectares (2,859 cultivable hectares) of the Rio do Meio farm, a rural property located in the Municipality of Correntina. The agreement signed on September 1, 2021 set the price of the area at 714,835 bags of soybeans, equivalent to BRL 130 million on the date of the transaction. Payments were divided into 13 installments, the first in the form of an advance and the rest in 12 semi-annual payments due in June and October, with the last installment on October 10, 2027. The gain recognized for the sale amounted to BRL 58 million.

•	On October 8, 2021, BrasilAgro sold an area of 3,723 hectares (2,694 cultivable hectares) of the Alto Taquari farm, a rural property located in the Municipality of Alto Taquari - state of Mato Grosso. The total amount of the sale was 1,100 bags of soybeans per arable hectare or BRL 589 million (BRL 218,641 / arable ha). The handover of possession of the areas and, consequently, the recognition of sales income will be carried out in two stages. In October 2021 with 2,566 hectares (1,537 cultivable hectares), for an approximate amount of BRL 336 million and September 2024 with 1,157 cultivable hectares, for an approximate value of BRL 253 million. Brasilagro will continue to operate the areas until handover. During the fiscal year ended June 30, 2022, the portion corresponding to the first stage is recognized as a gain.

General and administrative expenses 2023 vs. 2022

Agricultural Business

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment decreased by 3.6%, from ARS 4,881 million in the fiscal year ended June 30, 2022 to ARS 4,705 million in the fiscal year ended June 30, 2023, mainly due to an ARS 251 million increase in expenses associated with crop operations; an ARS 7 million increase in expenses associated with sugarcane operations; an ARS 1 million decrease in expenses associated with cattle activities; and a ARS 433 million decrease in expenses associated with the agricultural lease and services business. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 4.4% during the fiscal year ended June 30, 2022 to 6.3% during the fiscal year ended June 30, 2023.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment decreased by 17.6% from ARS 17 million during the fiscal year ended June 30, 2022 to ARS 14 million during the fiscal year ended June 30, 2023.

Corporate. General and administrative expenses associated with the Corporate segment decreased by 12.3%, from ARS 1,593 million during the fiscal year ended June 30, 2022 to ARS 1,397 million during the fiscal year ended June 30, 2023.

Others. General and administrative expenses associated with the Others segment increased by 41.9%, from ARS 1,675 million during the fiscal year ended June 30, 2022 to ARS 2,377 million during the fiscal year ended June 30, 2023. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, increased from 5.8% during the fiscal year ended June 30, 2022 to 8.9% during the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

Shopping Malls. General and administrative expenses of Shopping Malls increased by 8.3%, from ARS 6,170 million during the fiscal year ended June 30, 2022, to ARS 6,682 million during the fiscal year ended June 30, 2023, mainly due to: (i) an increase of ARS 378 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase of ARS 250 million in fees payable to directors; and (iii) an increase in bank expense of ARS 27 million; partially offset by: (iv) a decrease of ARS 67 million in maintenance, security, cleaning, repairs and other expenses; (v) a decrease in traveling, transportation and stationery of ARS 33 million; and (vi) a decrease in amortization and depreciation charges of ARS 28 million. General and administrative expenses, measured as a percentage of revenues from such segments, decreased from 16.5% during the fiscal year ended June 30, 2022, to 14.1% during the fiscal year ended June 30, 2023. The variation is mainly explained by the increase in salaries. Unlike previous years, salary updates were given to employees in June 2023, which also had an impact on the bonuses provided.

Offices. General and administrative expenses of our Offices segment increased by 1.7%, from ARS 821 million during the fiscal year ended June 30, 2022, to ARS 835 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an increase of ARS 53 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase in fees payable to directors of ARS 34 million; partially offset by: (iii) a decrease in amortization and depreciation charges of ARS 72 million. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 12.5% during the fiscal year ended June 30, 2022, to 18.2% during the fiscal year ended June 30, 2023. The variation is mainly explained by the increase in salaries. Unlike previous years, salary updates were given to employees in June 2023, which also had an impact on the bonuses provided.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment increased by 12.2%, from ARS 2,281 million during the fiscal year ended June 30, 2022, to ARS 2,560 million during the fiscal year ended June 30, 2023. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 141.9% during the fiscal year ended June 30, 2022, to 58.4% during the fiscal year ended June 30, 2023.

Hotels. General and administrative expenses associated with our Hotels segment increased by 108.1%, from ARS 1,574 million during the fiscal year ended June 30, 2022, to ARS 3,275 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an ARS 848 million increase in fees payable to directors; (ii) an ARS 384 million increase in fees and compensation for services; and (iii) an ARS 237 million increase in taxes, rates and contributions; (iv) an ARS 150 million increase in salaries, social security charges and other personnel administrative expenses; and (v) an ARS 61 million increase in maintenance, security, cleaning, repairs and other expenses. General and administrative expenses, measured as a percentage of revenues from this segment, increased from 17.0% during the fiscal year ended June 30, 2022, to 21.9% during the fiscal year ended June 30, 2023.

Others. General and administrative expenses associated with our Others segment increased by 753.0%, from ARS 724 million during the fiscal year ended June 30, 2022, to ARS 6,176 million during the fiscal year ended June 30, 2023, mainly due to (i) an increase of ARS 4,992 million in payable to directors; (ii) an ARS 522 million increase in salaries, social security charges and other personnel administrative expenses; (iii) an ARS 68 million increase in maintenance, security, cleaning, repairs and other expenses; partially offset by: (iv) a decrease of ARS 113 million in taxes, rates and contributions.

Selling expenses 2023 vs. 2022

Agricultural Business

Agricultural Production. Selling expenses from the Agricultural Production segment decreased by 27.0% from ARS 9,396 million in the fiscal year ended June 30, 2022 to ARS 6,863 million in the fiscal year ended June 30, 2023, mainly as a result of a ARS 2,313 million decrease in selling expenses related with crop operations, an ARS 52 million increase in expenses for sugarcane operations, a ARS 57 million decrease in selling expenses for cattle and a ARS 215 million decrease in selling expenses associated with leases and agricultural services. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 8.5% during the fiscal year ended June 30, 2022 to 9.2% during the fiscal year ended June 30, 2023.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment decreased by 96.8%, from ARS 407 million in the fiscal year ended June 30, 2022 to ARS 13 million in the fiscal year ended June 30, 2023.

Others. Selling expenses from the Others segment increased by 22.8% from ARS 2,011 million in the fiscal year ended June 30, 2022 to ARS 2,470 million in the fiscal year ended June 30, 2023, mainly due to the increase of ARS 459 million in selling expenses related to other segments. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, increased from 7.0% during the fiscal year ended June 30, 2022 to 9.2% during the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 18.7%, from ARS 1,826 million during the fiscal year ended June 30, 2022, to ARS 2,168 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an increase in the charge of taxes, rates and contributions of ARS 222 million; ii) an increase in the salaries, social security charges and other personnel administrative expenses of ARS 186 million; (iii) an increase in the charge of doubtful accounts of ARS 155 million; partially offset by: (iv) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 227 million. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, decreased from 4.9% during the fiscal year ended June 30, 2022, to 4.6% during the fiscal year ended June 30, 2023.

Offices. Selling expenses associated with our Offices segment decreased by 38.7%, from ARS 168 million during the fiscal year ended June 30, 2022, to ARS 103 million during the fiscal year ended June 30, 2023. Such variation was mainly generated as a result of: (i) an ARS 69 million decrease in the charge of taxes, rates and contributions; (ii) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 24 million; partially offset by: (iii) an ARS 21 million increase in salaries, social security and other personnel administrative expenses and (iv) a decrease in the charge of doubtful accounts of ARS 10 million. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 2.6% during the fiscal year ended June 30, 2022, to 2.2% during the fiscal year ended June 30, 2023.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 43.5%, from ARS 1,988 million during the fiscal year ended June 30, 2022, to ARS 1,123 million during the fiscal year ended June 30, 2023. Such variation was mainly generated by: (i) an ARS 603 million decrease in the charge of taxes, rates and contributions; and (ii) a decrease of ARS 263 million in fees and compensation for services. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 123.6% during the fiscal year ended June 30, 2022, to 25.6% during the fiscal year ended June 30, 2023.

Hotels. Selling expenses associated with our Hotels segment increased by 40.2%, from ARS 733 million during the fiscal year ended June 30, 2022, to ARS 1,028 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an ARS 106 million increase in fees and compensation for services; (ii) an ARS 83 million increase in salaries, social security and other personnel administrative expenses; (iii) an ARS 78 million increase in taxes, rates and contributions; and (iv) an ARS 12 million increase in publicity, advertising and other commercial expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 7.9% during the fiscal year ended June 30, 2022, to 6.9% during the fiscal year ended June 30, 2023.

Others. Selling expenses associated with our Others segment decreased by 2.5%, from ARS 119 million during the fiscal year ended June 30, 2022, to ARS 116 million during the fiscal year ended June 30, 2023. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, decreased from 32.1% during the fiscal year ended June 30, 2022, to 12.4% during the fiscal year ended June 30, 2023.

Other operating results, net 2023 vs. 2022

Agricultural Business

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment increased by ARS 4,689 million, from a loss of ARS 4,521 million in the fiscal year ended June 30, 2022 to a profit of ARS 168 million in the fiscal year ended June 30, 2023.

Land Transformation and Sales. Other operating results, net, from this segment decreased by ARS 4,835 million from a profit of ARS 2,309 million in the fiscal year ended June 30, 2022 to a loss of ARS 2,526 million in the fiscal year ended June 30, 2023.

Others. Other operating results, net, associated with the Others segment increased by ARS 207 million, from a profit of ARS 405 million in the fiscal year ended June 30, 2022 to a profit of ARS 612 million in the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by 91.2%, from a net loss of ARS 306 million during the fiscal year ended June 30, 2022, to a net loss of ARS 585 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an increase of ARS 542 million in the loss for lawsuits; (ii) an increase of ARS 58 million in donations, partially offset by; (iii) an increase of ARS 342 million in interest and allowance generated by operating credits. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 0.8% negative during the fiscal year ended June 30, 2022, to 1.2% negative during the fiscal year ended June 30, 2023.

Offices. Other operating results, net associated with our Offices segment decreased by 38.0%, from a net loss of ARS 50 million during the fiscal year ended June 30, 2022, to a net loss of ARS 69 million during the fiscal year ended June 30, 2023, mainly as a consequence of (i) an increase of ARS 29  million in the loss for lawsuits; partially offset by: (ii) a decrease of ARS 6 million in donations. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 0.8% negative during the fiscal year ended June 30, 2022, to 1.5% negative during the fiscal year ended June 30, 2023.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 758.3%, from a net loss of ARS 103 million during the fiscal year ended June 30, 2022, to a net loss of ARS 884 million during the fiscal year ended June 30, 2023, mainly due to (i) a loss from disposal of property, plant and equipment for ARS 684 million which corresponds to the sale of the 8th floor of the tower “261 Della Paolera” (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires) which is occupied by IRSA; and (ii) a credit for the late payment penalty in the barter agreement with Fideicomiso Esquina Güemes for ARS 138 million. Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 6.4% negative during the fiscal year ended June 30, 2022, to 20.2% negative during the fiscal year ended June 30, 2023.

Hotels. Other operating results, net associated with the Hotels segment decreased by 12.6%, from a net loss of ARS 127 million during the fiscal year ended June 30, 2022, to a net loss of ARS 143 million during the fiscal year ended June 30, 2023, mainly due to lower revenues in other operating income of ARS 18 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.4% negative during the fiscal year ended June 30, 2022, to 1.0% negative during the fiscal year ended June 30, 2023.

Others. Other operating results, net associated with the Others segment decreased by 966.0%, from a net profit of ARS 647 million during the fiscal year ended June 30, 2022, to a net loss of ARS 5,603 million during the fiscal year ended June 30, 2023, mainly due to (i) an increase in the loss for lawsuits for ARS 6,318 million due to the constitution of a provision for the IDBD lawsuit; and (ii) a lower income from the royalty corresponding to La Rural S.A.; partially offset by (iii) the realization of currency translation adjustment due to the liquidation of Condor, Real Estate Investment Group VII LP and Jiwin S.A. generating a positive result of ARS 428 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 174.4% positive during the fiscal year ended June 30, 2022, to 599.3% negative during the fiscal year ended June 30, 2023.

Management fees 2023 vs. 2022

The company entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 4,760 million and ARS 8,988 million for the fiscal years ended June 30, 2023 and 2022, respectively.

Operating results 2023 vs. 2022

Agricultural Business

Agricultural Production. Operating results of the Agricultural Production segment decreased by ARS 30,832 million, from a profit of ARS 23,031 million in the fiscal year ended June 30, 2022 to a loss of ARS 7,801 million in the fiscal year ended June 30, 2023.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment decreased by ARS 8,925 million, from a profit of ARS 18,954 million in the fiscal year ended June 30, 2022 to a profit of ARS 10,029 million in the fiscal year ended June 30, 2023.

Corporate. Operating results of this Corporate segment increased by ARS 196 million from a loss of ARS 1,593 million in the fiscal year ended June 30, 2022 to a loss of ARS 1,397 million in the fiscal year ended June 30, 2023.

Others. Operating results of the Others segment increased by ARS 1,007 million from a ARS 4,495 million in the fiscal year ended June 30, 2022 to ARS 5,502 million in the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

Shopping Malls. Operating results associated with the Shopping Malls segment decreased by 12.6%, from a net profit of ARS 27,036 million during the fiscal year ended June 30, 2022, to a net profit of ARS 23,621 million during the fiscal year ended June 30, 2023.

Offices. Operating results associated with our Offices segment increased by 72.8%, from a net loss of ARS 6,463 million during the fiscal year ended June 30, 2022, to a net loss of ARS 1,757 million during the fiscal year ended June 30, 2023. Such variation was mainly due to an ARS 7,076 million decrease in the loss from fair value adjustments of investment properties. Operating results associated with the Offices segment, as a percentage of revenues from such segments, decreased from 98.6% negative during the fiscal year ended June 30, 2022, to 38.3% negative during the fiscal year ended June 30, 2023.

Sales and Developments. Operating results associated with our Sales and Developments segment decreased by 209.0%, from a net profit of ARS 33,606 million during the fiscal year ended June 30, 2022, to a net loss of ARS 36,623 million during the fiscal year ended June 30, 2023. Such decrease is mainly due to the (loss) / gain from fair value adjustments of investment properties. Operating results associated with the Sales and Developments segment, as a percentage of revenues from this segment, decreased from 2,089.9% positive during the fiscal year ended June 30, 2022, to 835.8% negative during the fiscal year ended June 30, 2023.

Hotels. Operating results associated with the Hotels segment increased by 92.8%, from a net profit of ARS 1,505 million during the fiscal year ended June 30, 2022, to a net profit of ARS 2,902 million during the fiscal year ended June 30, 2023. Such increase is mainly due to a higher occupancy with a consequent increase in revenues, reaching, for the most part, pre-pandemic occupancy levels. Operating results associated with the Hotels segment, as a percentage of revenues from such segments, increased from 16.2% positive during the fiscal year ended June 30, 2022, to 19.4% positive during the fiscal year ended June 30, 2023.

Others. Operating results associated with the Others segment decreased from a net loss of ARS 791 million during the fiscal year ended June 30, 2022, to a net loss of ARS 11,819 million during the fiscal year ended June 30, 2023. Such decrease is mainly due to the increase in administrative expenses and a negative result in other operating results, net.

Share of profit / (loss) of associates and joint ventures 2023 vs. 2022

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of (loss) / profit of associates and joint ventures decreased by ARS 1,386 million (398.3%), from a profit of ARS 348 million in the fiscal year ended June 30, 2022 to a loss of ARS 1,038 million in the fiscal year ended June 30, 2023.

Agricultural Production. The share of (loss) / profit of associates and joint ventures in the Agricultural Production segment decreased by 172.8% from a profit of ARS 232 million in the fiscal year ended June 30, 2022 to a loss of ARS 169 million in the fiscal year ended June 30, 2023.

Others. The share (loss) / profit of associates and joint ventures in the Others segment decreased by 849.1% from a profit of ARS 116 million in the fiscal year ended June 30, 2022 to a loss of ARS 869 million in the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

The share of profit / (loss) of associates and joint ventures, according to the income statement, increased by 442.3%, from a net loss of ARS 766 million during the fiscal year ended June 30, 2022 to a net profit of ARS 2,622 million during the fiscal year ended June 30, 2023, mainly due to the positive results from the Others segment.

Also, the net share of loss of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 28.4% increase, from a loss of ARS 1,769 million during the fiscal year ended June 30, 2022, to a loss of ARS 1,267 million during the fiscal year ended June 30, 2023, mainly due to results from the joint venture Quality Invest S.A., mainly attributable to the (loss) / gain from fair value adjustments of investment properties.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint ventures Quality Invest S.A., Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Other. The share of profit of associates from the Others segment increased by 286.2%, from a net profit of ARS 1,007 million during the fiscal year ended June 30, 2022, to a net profit of ARS 3,889 million during the fiscal year ended June 30, 2023, mainly as a result of the variation from our investments in GCDI by ARS 1,674 million positive, Banco Hipotecario by ARS 1,200 positive partially offset by our investment in Condor by ARS 838 million negative.

Financial results, net 2023 vs. 2022

The Company financial results, net recorded a variation of ARS 23,036 million, from a profit of ARS 47,304 million in the fiscal year ended June 30, 2022 to a profit of ARS 24,268 million in the fiscal year ended June 30, 2023. This was mainly due to: (i) a decrease in foreign exchange rate, net in the Agricultural Business and Urban Properties and Investment Business of ARS 43,411 million, from a profit of ARS 63,486 million, to a profit of ARS 20,075 million because of the appreciation of the Peso against the dollar in real terms, compared to the devaluation in the previous year; partially offset by: (ii) a profit of ARS 11,177 million corresponding to the inflation adjustment.

Income Tax 2023 vs. 2022

The Company adopts the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of ARS 4,262 million during the fiscal year ended June 30, 2022, to a profit of ARS 72,721 million during the fiscal year ended June 30, 2023, out of which a gain of ARS 8,117 million derives from the agricultural business and a profit of ARS 64,604 million derives from the urban properties and investment. During the current year, IRSA determined it was appropriate to reverse the provision for the income tax registered as of June 30, 2022 and 2021 for ARS 13,979 million, the provisioned interest accounted at the closing of the Annual Financial Statements for ARS 366 million and register in the deferred income tax, the updating of the remaining losses. In addition, for the year ended June 30, 2023, IRSA applied the systemic and integral inflation adjustment criteria as the restatement of its accumulated losses. See Note 23 to the Consolidated Financial Statements for more information.

Net profit / (loss) 2023 vs. 2022

As a result of the factors described above, our net profit for the year, including the effect of discontinued operations, decreased by ARS 57,636 million from a net profit of ARS 135,815 million in the fiscal year ended on June 30, 2022 to a net profit of ARS 78,179 million in the fiscal year ended June 30, 2023, out of which a profit of ARS 21,514 million derives from the agricultural business, and a profit of ARS 56,665 million derives from the urban properties and investment business.

Results of Operations for the fiscal years ended June 30, 2022 and 2021

	Agricultural business			Urban Properties and Investment business			Total segment information			Joint ventures (i)			Adjustments (ii)			Elimination of inter-segment transactions			Total Statement of Income
	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.
(in million of ARS)
Revenues	138,851	105,231	33,620	55,174	35,754	19,420	194,025	140,985	53,040	(502)	(177)	(325)	14,359	10,408	3,951	(1,248)	(1,286)	38	206,634	149,930	56,704
Costs	(124,285)	(96,417)	(27,868)	(11,534)	(12,189)	655	(135,819)	(108,606)	(27,213)	196	247	(51)	(14,820)	(11,243)	(3,577)	-	-	-	(150,443)	(119,602)	(30,841)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	39,243	50,472	(11,229)	-	-	-	39,243	50,472	(11,229)	-	-	-	-	-	-	415	670	(255)	39,658	51,142	(11,484)
Changes in the net realizable value of agricultural products after harvest	(4,307)	(2,085)	(2,222)	-	-	-	(4,307)	(2,085)	(2,222)	-	-	-	-	-	-	-	-	-	(4,307)	(2,085)	(2,222)
Gross profit / (loss)	49,502	57,201	(7,699)	43,640	23,565	20,075	93,142	80,766	12,376	(306)	70	(376)	(461)	(835)	374	(833)	(616)	(217)	91,542	79,385	12,157
Net gain / (loss) from fair value adjustment of investment properties	5,304	19,479	(14,175)	27,596	(26,991)	54,587	32,900	(7,512)	40,412	2,850	(428)	3,278	-	-	-	-	-	-	35,750	(7,940)	43,690
Gain from disposal of farmlands	11,868	4,631	7,237	-	-	-	11,868	4,631	7,237	-	-	-	-	-	-	-	-	-	11,868	4,631	7,237
General and administrative expenses	(8,166)	(7,697)	(469)	(11,570)	(10,941)	(629)	(19,736)	(18,638)	(1,098)	58	45	13	-	-	-	174	327	(153)	(19,504)	(18,266)	(1,238)
Selling expenses	(11,814)	(9,701)	(2,113)	(4,834)	(5,341)	507	(16,648)	(15,042)	(1,606)	11	75	(64)	-	-	-	811	308	503	(15,826)	(14,659)	(1,167)
Other operating results, net	(1,807)	(7,806)	5,999	61	(553)	614	(1,746)	(8,359)	6,613	-	(71)	71	121	378	(257)	(24)	(15)	(9)	(1,649)	(8,067)	6,418
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	(8,988)	-	(8,988)	-	-	-	(8,988)	-	(8,988)
Profit / (loss) from operations	44,887	56,107	(11,220)	54,893	(20,261)	75,154	99,780	35,846	63,934	2,613	(309)	2,922	(9,328)	(457)	(8,871)	128	4	124	93,193	35,084	58,109
Share of profit / (loss) of associates and joint ventures	348	(204)	552	1,007	(14,102)	15,109	1,355	(14,306)	15,661	(1,775)	(1,361)	(414)	-	-	-	-	(12)	12	(420)	(15,679)	15,259
Segment profit / (loss)	45,235	55,903	(10,668)	55,900	(34,363)	90,263	101,135	21,540	79,595	838	(1,670)	2,508	(9,328)	(457)	(8,871)	128	(8)	136	92,773	19,405	73,368

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)

Includes gross profit/ (loss) of ARS (461) million and ARS (835) million corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of June 30, 2022 and 2021, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the fiscal years ended June 30, 2022 and 2021.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.
	(in million of ARS)
Revenues	110,097	86,148	23,949	-	-	-	-	-	-	28,754	19,083	9,671	138,851	105,231	33,620
Costs	(103,204)	(83,129)	(20,075)	(103)	(127)	24	-	-	-	(20,978)	(13,161)	(7,817)	(124,285)	(96,417)	(27,868)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	39,243	50,472	(11,229)	-	-	-	-	-	-	-	-	-	39,243	50,472	(11,229)
Changes in the net realizable value of agricultural products after harvest	(4,307)	(2,085)	(2,222)	-	-	-	-	-	-	-	-	-	(4,307)	(2,085)	(2,222)
Gross profit / (loss)	41,829	51,406	(9,577)	(103)	(127)	24	-	-	-	7,776	5,922	1,854	49,502	57,201	(7,699)
Net gain from fair value adjustment of investment properties	-	-	-	5,304	19,479	(14,175)	-	-	-	-	-	-	5,304	19,479	(14,175)
Gain from disposal of farmlands	-	-	-	11,868	4,631	7,237	-	-	-	-	-	-	11,868	4,631	7,237
General and administrative expenses	(4,881)	(4,851)	(30)	(17)	(18)	1	(1,593)	(1,552)	(41)	(1,675)	(1,276)	(399)	(8,166)	(7,697)	(469)
Selling expenses	(9,396)	(8,272)	(1,124)	(407)	(4)	(403)	-	-	-	(2,011)	(1,425)	(586)	(11,814)	(9,701)	(2,113)
Other operating results, net	(4,521)	(14,780)	10,259	2,309	6,189	(3,880)	-	-	-	405	785	(380)	(1,807)	(7,806)	5,999
Profit / (loss) from operations	23,031	23,503	(472)	18,954	30,150	(11,196)	(1,593)	(1,552)	(41)	4,495	4,006	489	44,887	56,107	(11,220)
Share of profit/ (loss) of associates and joint ventures	232	213	19	-	-	-	-	-	-	116	(417)	533	348	(204)	552
Segment profit / (loss)	23,263	23,716	(453)	18,954	30,150	(11,196)	(1,593)	(1,552)	(41)	4,611	3,589	1,022	45,235	55,903	(10,668)

Urban Properties and Investment Business

The following table shows a summary of the Urban Properties and Investment Business lines for the fiscal years ended June 30, 2022 and 2021.

	Shopping Malls			Offices			Sales and developments			Hotels			Others			Total
	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.	June 30, 2022	June 30, 2021	Var.
	(in million of ARS)
Revenues	37,369	18,814	18,555	6,556	9,488	(2,932)	1,608	2,740	(1,132)	9,270	3,256	6,014	371	1,456	(1,085)	55,174	35,754	19,420
Costs	(3,223)	(3,079)	(144)	(632)	(509)	(123)	(1,253)	(2,959)	1,706	(5,331)	(3,765)	(1,566)	(1,095)	(1,877)	782	(11,534)	(12,189)	655
Gross profit / (loss)	34,146	15,735	18,411	5,924	8,979	(3,055)	355	(219)	574	3,939	(509)	4,448	(724)	(421)	(303)	43,640	23,565	20,075
Net gain / (loss)from fair value adjustment of investment properties	1,192	(71,894)	73,086	(11,348)	19,910	(31,258)	37,623	24,873	12,750	-	-	-	129	120	9	27,596	(26,991)	54,587
General and administrative expenses	(6,170)	(5,062)	(1,108)	(821)	(1,538)	717	(2,281)	(2,510)	229	(1,574)	(1,506)	(68)	(724)	(325)	(399)	(11,570)	(10,941)	(629)
Selling expenses	(1,826)	(1,594)	(232)	(168)	(662)	494	(1,988)	(2,468)	480	(733)	(498)	(235)	(119)	(119)	-	(4,834)	(5,341)	507
Other operating results, net	(306)	(445)	139	(50)	(18)	(32)	(103)	(18)	(85)	(127)	(42)	(85)	647	(30)	677	61	(553)	614
Profit / (loss) from operations	27,036	(63,260)	90,296	(6,463)	26,671	(33,134)	33,606	19,658	13,948	1,505	(2,555)	4,060	(791)	(775)	(16)	54,893	(20,261)	75,154
Share of (loss)/ profit of associates and joint ventures	-	-	-	-	-	-	-	(57)	57	-	-	-	1,007	(14,045)	15,052	1,007	(14,102)	15,109
Segment profit / (loss)	27,036	(63,260)	90,296	(6,463)	26,671	(33,134)	33,606	19,601	14,005	1,505	(2,555)	4,060	216	(14,820)	15,036	55,900	(34,363)	90,263

Revenues 2022 vs. 2021

Agricultural Business

Agricultural Production. Revenues from the Agricultural Production segment increased by 27.8% from ARS 86,148 million during the fiscal year ended June 30, 2021 to ARS 110,097 million during the fiscal year ended June 30, 2022. Such increase is mainly attributable to:

•	ARS 21,934 million increase in revenues from crop sales, resulting from an increase in the volume of crops sold (699,500 tons in fiscal year ended June 30, 2021 versus 833,600 tons in fiscal year ended June 30, 2022), standing out corn and soybeans;

•	ARS 3,981 million increase in revenues from sugarcane sales, resulting from an increase in sales in the fiscal year ended June 30, 2022, due to the strong increase in prices, mainly caused by the increase in the price of oil, which caused ethanol (fuel component, made from sugarcane) increased its demand, and consequently its price (from BRL 0.9 to BRL 1.3 per Kg. of sugar), this in the face of a slight drop in volume produced and sold;

•	ARS 2,032 million decrease in revenues from cattle sales, primarily attributable to a 25% decrease in tons of cattle sold in the fiscal year ended June 30, 2022 compared to the fiscal year ended June 30, 2021; and

•	ARS 66 million increase in revenues from leases and services attributable to an increase in services for seed multiplication due to better prices and more tons treated and the increase in leased hectares in Argentina, offset by a decrease in the area in leased hectares in Brazil.

Others. Revenues from the Others segment increased by 50.7% from ARS 19,083 million during the fiscal year ended June 30, 2021 to ARS 28,754 million during the fiscal year ended June 30, 2022. Such increase is mainly attributable to an ARS 9,671 million increase in revenues from sales on consignment, brokerage and others, and fees and others.

Urban Properties and Investment Business

Shopping Malls. Revenues from the Shopping Malls segment increased by 98.6% from ARS 18,814 million during the fiscal year ended June 30, 2021, to ARS 37,369 million during the fiscal year ended June 30, 2022. Such increase is due to the fact that during the fiscal year ended in 2021, a support policy was maintained for tenants in all shopping malls, where, due to the Covid-19 pandemic, the contractual monthly insured value (VMA) was not invoiced, but rather a percentage of sales. In the fiscal year ended June 30, 2022, although these policies were maintained in the first part of it, in the second half of the fiscal year there was evidence of a recovery in rental income, generating: (i) an increase of ARS 7,255 million in base rent revenue; (ii) an increase of ARS 12,497 million in contingent rent revenue; (iii) an ARS 1,113 million increase in revenue from parking; partially offset by (iv) an ARS 2,760 million decrease in the revenue from averaging of scheduled rent escalation.

Offices. Revenues from the Offices segment decreased by 30.9% from ARS 9,488 million during the fiscal year ended June 30, 2021, to ARS 6,556 million during the fiscal year ended June 30, 2022. This variation is mainly explained by the decrease in revenue from leases by 30.8%, going from ARS 9,268 million during the fiscal year ended June 30, 2021, to ARS 6,411 million during the fiscal year ended June 30, 2022, mainly as a result of a decrease in revenue from leases due to the sale of the Bouchard building and the sale of the floors of the Torre Boston building during the year ended June 30, 2021 and the sale of the República building in the year 2022.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 41.3% decrease from ARS 2,740 million during the fiscal year ended June 30, 2021, to ARS 1,608 million during the fiscal year ended June 30, 2022. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out over time.

Hotels. Revenues from our Hotels segment increased by 184.7% from ARS 3,256 million during the fiscal year ended June 30, 2021, to ARS 9,270 million during the fiscal year ended June 30, 2022, mainly due to higher occupancy because of the effects of the Covid-19 pandemic in the fiscal year 2021, with the consequent increase in income. With the exception of the Hotel Llao Llao, Intercontinental and Libertador still do not reach the pre-pandemic occupancy levels.

Others. Revenues from the Others segment decreased by 74.5% from ARS 1,456 million during the fiscal year ended June 30, 2021, to ARS 371 million during the fiscal year ended June 30, 2022, mainly due to the sale of Stowe House in USD 3.45 million during the fiscal year ended June 30, 2021, generating a profit of USD 0.3 million.

Costs 2022 vs. 2021

Agricultural Business

Agricultural Production. The costs of the Agricultural Production segment increased by 24.1% from ARS 83,129 million during the fiscal year ended June 30, 2021 to ARS 103,204 million during the fiscal year ended June 30, 2022, primarily as a consequence of:

•	ARS 16,658 million increase in costs of crop sales, mainly resulting from an 8.1% increase in the average cost per ton of crops sold in the fiscal year, from ARS 82,595 million in the fiscal year ended June 30, 2021 to ARS 89,296 million in the fiscal year ended June 30, 2022; and an increase of 134,059 tons in the volume of crops sold in the fiscal year ended June 30, 2022 as compared to the fiscal year ended June 30, 2021;

•	ARS 4,694 million increase in the costs of sugarcane sales, mainly as a result of 40.3% rise in the average cost of sugarcane per ton sold in the fiscal year ended June 30, 2022, from ARS 7,429 per ton in the fiscal year ended June 30, 2021 to ARS 10,421 per ton in the fiscal year ended June 30, 2022, offset by a decrease of 172,636 tons (8%) in the volume of sugarcane sold in the fiscal year ended June 30, 2022 compared to the fiscal year ended June 30, 2021;

•	ARS 1,654 million decrease in the costs of cattle sales, mainly as a result of 4,672 decrease in tons of cattle sold in the fiscal year ended June 30, 2022 compared to the previous fiscal year; and a 6% rise in the average cost of cattle sold; and

•	ARS 377 million increase in costs of leases and services, mainly attributable to a ARS 468 million increase in lease costs and seed purchases and an ARS 63 million decrease in the Feedlot service cost.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 96.5% during the fiscal year ended June 30, 2021 to 93.7% during the fiscal year ended June 30, 2022.

Land transformation and sales. The costs of the Land transformation and sales segment decreased by 18.9% from ARS 127 million during the fiscal year ended June 30, 2021 to ARS 103 million during the fiscal year ended June 30, 2022.

Others. The costs of the Others segment increased by 59.4% from ARS 13,161 million during the fiscal year ended June 30, 2021 to ARS 20,978 million during the fiscal year ended June 30, 2022, mainly as a result of ARS 7,817 million increase in other segments. The costs of the Others segment, measured as a percentage of revenues from this segment, increased from 69.0% during the fiscal year ended June 30, 2021 to 73.0% during the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

Shopping Malls. Costs associated with the Shopping Malls segment increased by 4.7%, from ARS 3,079 million during the fiscal year ended June 30, 2021, to ARS 3,223 million during the fiscal year ended June 30, 2022, mainly due to: (i) an increase in maintenance, security, cleaning, repairs and other expenses of ARS 182 million; (ii) an increase in leases and expenses of ARS 80 million and (iii) an increase in taxes, rates and contributions of ARS 29 million; partially offset by: (iv) a decrease in amortization and depreciation charges of ARS 98 million and (v) a decrease of ARS 77 million in salaries, social security charges and other personnel administrative expenses. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, decreased from 16.4% during the fiscal year ended June 30, 2021, to 8.6% during the fiscal year ended June 30, 2022.

Offices. Costs associated with the Offices segment increased by 24.2%, from ARS 509 million during the fiscal year ended June 30, 2021, to ARS 632 million during the fiscal year ended June 30, 2022, mainly due to (i) an increase in amortization and depreciation charges of ARS 84 million; (ii) an increase in leases and expenses of ARS 61 million; (iii) an increase in taxes, rates and contributions of ARS 53 million; partially offset by: (iv) a decrease in maintenance, security, cleaning, repairs and other expenses of ARS 32 million and (v) a decrease of ARS 31 million in salaries, social security charges and other personnel administrative expenses. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, increased from 5.4% during the fiscal year ended June 30, 2021, to 9.6% during the fiscal year ended June 30, 2022.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 57.7% decrease from ARS 2,959 million during the fiscal year ended June 30, 2021, to ARS 1,253 million during the fiscal year ended June 30, 2022 mainly due to (i) a decrease of ARS 1,660 million in the cost of sale of goods and services; (ii) a decrease in maintenance, security, cleaning, repairs and other expenses of ARS 75 million; and (iii) an ARS 40 million decrease in taxes, rates and contributions; partially offset by: (iv) an increase in leases and expenses of ARS 37 million. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 108.0% during the fiscal year ended June 30, 2021, to 77.9% during the fiscal year ended June 30, 2022.

Hotels. Costs in the Hotels segment increased by 41.6%, from ARS 3,765 million during the fiscal year ended June 30, 2021, to ARS 5,331 million during the fiscal year ended June 30, 2022, mainly as a result of (i) an ARS 593 million increase in the costs of salaries, social security and other personnel expenses; (ii) an ARS 526 million increase in food, beverages and other hotel expenses; (iii) an ARS 319 million increase in maintenance, security, cleaning, repairs and other expenses; and (iv) an ARS 120 million increase in fees and compensation services. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 115.6% during the fiscal year ended June 30, 2021, to 57.5% during the fiscal year ended June 30, 2022.

Others. Costs in the Others segment decreased by 41.7%, from ARS 1,877 million during the fiscal year ended June 30, 2021, to ARS 1,095 million during the fiscal year ended June 30, 2022, mainly as a result of the cost of selling properties due to the sale of Stowe House and also due to the development and implementation of Appa Shops generating and increase in salaries, social security costs and other personnel administrative expenses, both events in the comparative fiscal year.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2022 vs. 2021

According to information by segments (taking into account the profit / (loss) from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the profit / (loss) from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest decreased by ARS 11,229 million (22.2%), from ARS 50,472 million in the fiscal year ended June 30, 2021 to ARS 39,243 million in the fiscal year ended June 30, 2022.

Such variation was mainly as a result of:

•	A decrease in profits from crops production of ARS 12,370 million, coming both from Argentina, due to a decrease in yields and margins of Corn and Sorghum, and Brazil, mainly attributable to soybeans and corn, due to higher costs, offset by a slight increase in yields and cultivated area, and beans due to a smaller cultivated area, yields and prices.

•	An increase in profits from sugarcane production of ARS 4,202 million, as a result of better prices, offset by a lower volume produced; and

•	A decrease in profits from production and cattle holding for ARS 3,059 million, generated mainly in Argentina, where farm prices in the fiscal year ended June 30, 2022 had a worse performance against inflation generating a negative variation in the result. Likewise, a decrease in the production result is observed, as a result of a lower volume accompanied by higher costs.

Changes in the net realizable value of agricultural produce after harvest 2022 vs. 2021

Loss from total changes in the net realizable value of agricultural produce after harvest, according to information by segments, decreased by ARS 2,222 million (106.6%), from a loss of ARS 2,085 million in the fiscal year ended June 30, 2021 to a loss of ARS 4,307 million in the fiscal year ended June 30, 2022.

Such variation is mainly generated by Argentina, since in the previous fiscal year prices had a better performance against inflation, while in this fiscal year, the variation in prices was lower than inflation in periods of higher stock, mainly of Corn.

Gross profit 2022 vs. 2021

Agricultural Business

Agricultural Production. Gross profit from this segment decreased by 18.6% from a profit of ARS 51,406 million in the fiscal year ended June 30, 2021 to a profit of ARS 41,829 million in the fiscal year ended June 30, 2022.

Land Transformation and Sales. Loss profit from this segment increased by 18.9% from a loss of ARS 127 million in the fiscal year ended June 30, 2021 to a loss of ARS 103 million in the fiscal year ended June 30, 2022.

Others. Gross profit from this segment increased by 31.3% from a profit of ARS 5,922 million in the fiscal year ended June 30, 2021 to a profit of ARS 7,776 million in the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

Shopping Malls. Gross profit from the Shopping Malls segment increased by 117.0%, from a profit of ARS 15,735 million during the fiscal year ended June 30, 2021, to an ARS 34,146 million profit during the fiscal year ended June 30, 2022, mainly as a result of a reopening of Shopping Malls in the fiscal year ended June 30, 2022 unlike the fiscal year ended June 30, 2021 which had progressive openings and with more restrictions. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, increased from 83.6% positive during the fiscal year ended June 30, 2021, to 91.4% positive during the fiscal year ended June 30, 2022.

Offices. Gross profit from the Offices segment decreased by 34.0%, from a profit of ARS 8,979 million during the fiscal year ended June 30, 2021, to an ARS 5,924 million profit during the fiscal year ended June 30, 2022. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, decreased from 94.6% positive during the fiscal year ended June 30, 2021, to 90.4% positive during the fiscal year ended June 30, 2022.

Sales and developments. Gross profit / (loss) from the Sales and Developments segment increased by 262.1%, from a loss of ARS 219 million during the fiscal year ended June 30, 2021, to an ARS 355 million profit during the fiscal year ended June 30, 2022. Gross profit / (loss) from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 8.0% negative during the fiscal year ended June 30, 2021, to 22.1% positive during the fiscal year ended June 30, 2022.

Hotels. Gross profit / (loss) from the Hotels segment increased by 873.9%, from a loss of ARS 509 million during the fiscal year ended June 30, 2021, to an ARS 3,939 million profit during the fiscal year ended June 30, 2022. Gross profit / (loss) from the Hotels segment, measured as a percentage of revenues from this segment, increased from 15.6% negative during the fiscal year ended June 30, 2021, to 42.5% positive during the fiscal year ended June 30, 2022.

Others. Gross loss from the Others segment decreased by 72.0%, from a loss of ARS 421 million during the fiscal year ended June 30, 2021, to an ARS 724 million loss during the fiscal year ended June 30, 2022. Gross loss from the Others segment, measured as a percentage of revenues from this segment, increased from 28.9% negative during the fiscal year ended June 30, 2021, to 195.1% negative during the fiscal year ended June 30, 2022.

Net gain / (loss) from changes in the fair value of investment properties 2022 vs. 2021

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total net gain from changes in the fair value of investment properties decreased by ARS 14,175 million (72.8%), from a net profit of ARS 19,479 million in the fiscal year ended June 30, 2021 to a net profit of ARS 5,304 million in the fiscal year ended June 30, 2022, caused mainly because in the previous fiscal year there was a considerable increase in the price of soybeans in Brazil, which caused a considerable revaluation of the farmlands.

Urban Properties and Investment Business

Total consolidated net gain / (loss) from fair value adjustment of investment properties, according to the income statement, increased by ARS 57,865 million, from a net loss of ARS 27,419 million during the fiscal year ended June 30, 2021, to a net profit of ARS 30,446 million during the fiscal year ended June 30, 2022.

According to information by segments, the net gain / (loss) from fair value adjustment of investment properties went from a loss of ARS 26,991 million (out of which an ARS 71,894 million loss derives from our Shopping Malls segment; an ARS 19,910 million gain from our Offices segment; an ARS 24,873 million gain from our Sales and Developments segment and an ARS 120 million gain from our Others segment) during the fiscal year ended June 30, 2021, to a gain of ARS 27,596 million during the fiscal year ended June 30, 2022 (out of which an ARS 1,192 million profit derives from our Shopping Malls segment; an ARS 11,348 million loss from our Offices segment; an ARS 37,623 million gain from our Sales and Developments segment and an ARS 129 million gain from our Others segment).

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

The offices market in Argentina is a liquid market, in which a great number of counterparties participate carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in U.S. dollars and are usually executed for three-year terms, hence this business produces stable cash flows in U.S. dollars. In this sense, we use the Market Approach method to determine the fair value of our Offices and Others segment, the value per sqm, being the most representative measurement. The consolidated net (loss) from fair value adjustment of investment properties of our Offices segment was mainly due to the appreciation of the Peso against “dólar MEP”

The consolidated net gain from fair value adjustment of investment properties of our Sales and development segment was mainly due to the increase in the fair value adjustment of “Costa Urbana” and sales of República Building and floors of Catalinas Building.

Gain from disposal of farmlands 2022 vs. 2021

The total gain from disposal of farmlands, according to the income statement and the information by segment (taking into account all our joint ventures and inter-segment eliminations), increased by ARS 7,237 million (156.3%), from ARS 4,631 million in the fiscal year ended June 30, 2021 to ARS 11,868 million in the fiscal year ended June 30, 2022.

Fiscal year ended June 30, 2022

•	On December 29, 2021, BrasilAgro sold 4,573 hectares (2,859 cultivable hectares) of the Rio do Meio farm, a rural property located in the Municipality of Correntina. The agreement signed on September 1, 2021 set the price of the area at 714,835 bags of soybeans, equivalent to BRL 130 million on the date of the transaction. Payments were divided into 13 installments, the first in the form of an advance and the rest in 12 semi-annual payments due in June and October, with the last installment on October 10, 2027. The result recognized for the sale amounted to BRL 58 million.

•	On October 8, 2021, BrasilAgro sold an area of 3,723 hectares (2,694 cultivable hectares) of the Alto Taquari farm, a rural property located in the Municipality of Alto Taquari - state of Mato Grosso. The total amount of the sale was 1,100 bags of soybeans per arable hectare or BRL 589 million (BRL 218,641 / arable ha). The handover of possession of the areas and, consequently, the recognition of sales income will be carried out in two stages. In October 2021 with 2,566 hectares (1,537 cultivable hectares), for an approximate amount of BRL 336 million and September 2024 with 1,157 cultivable hectares, for an approximate value of BRL 253 million. BrasilAgro will continue to operate the areas until handover. During the fiscal year ended June 30, 2022, the portion corresponding to the first stage is recognized as a gain.

Fiscal year ended June 30, 2021

•	On May 6, 2021, BrasilAgro sold a total of 1,654 hectares of the Jatóba farm. The first installment was divided into 2 payments of BRL 6 million, on May 6 the first payment was received as a condition prior to the transfer of the property and on June 30 the second. The remaining balance will be paid in six annual installments. The gain recognized for the sale of the transaction was BRL 47.31 million (ARS 2,981 million).

•	The Company has signed a bill of sale with possession of a fraction of 2,440 hectares of its “San Pedro” farm, which includes 1,950 productive hectares of agricultural activity and its historic center. After this transaction, a remnant of approximately 3,580 hectares of said establishment remains in the hands of the Company. The total amount of the transaction was set at USD 8.6 million, of which USD 6.5 million have been collected to date. The remaining balance is approximately USD 2.1 million, and USD 0.8 million will be charged at the time of writing the fraction corresponding to the historic center planned for July 2021 and in 2 installments of USD 0.7 million in December 2021 and USD 0.6 million in December 2022. The gain recognized for the sale was approximate ARS 1,000 million.

General and administrative expenses 2022 vs. 2021

Agricultural Business

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment increased by 0.6%, from ARS 4,851 million in the fiscal year ended June 30, 2021 to ARS 4,881 million in the fiscal year ended June 30, 2022, mainly due to an ARS 36 million decreased in expenses associated with crop operations; an ARS 191 million decrease in expenses associated with sugarcane operations; an ARS 143 million decrease in expenses associated with cattle activities; an ARS 400 million increase in expenses associated with the agricultural lease and services business. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 5.6% during the fiscal year ended June 30, 2021 to 4.4% during the fiscal year ended June 30, 2022.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment decreased by 5.6% from ARS 18 million during the fiscal year ended June 30, 2021 to ARS 17 million during the fiscal year ended June 30, 2022.

Corporate. General and administrative expenses associated with the Corporate segment increased by 2.6%, from ARS 1,552 million during the fiscal year ended June 30, 2021 to ARS 1,593 million during the fiscal year ended June 30, 2022.

Others. General and administrative expenses associated with the Others segment increased by 31.3%, from ARS 1,276 million during the fiscal year ended June 30, 2021 to ARS 1,675 million during the fiscal year ended June 30, 2022. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, decreased from 6.7% during the fiscal year ended June 30, 2021 to 5.8% during the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

Shopping Malls. General and administrative expenses of Shopping Malls increased by 21.9%, from ARS 5,062 million during the fiscal year ended June 30, 2021, to ARS 6,170 million during the fiscal year ended June 30, 2022, mainly due to: (i) an increase of ARS 737 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase of ARS 361 million in fees and compensation for services; and (iii) an increase in traveling, transportation and stationery of ARS 92 million; partially offset by: (iv) a decrease of ARS 81 million in taxes, rates and contributions. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segments, decreased from 26.9% during the fiscal year ended June 30, 2021, to 16.5% during the fiscal year ended June 30, 2022.

Offices. General and administrative expenses of our Offices segment decreased by 46.6%, from ARS 1,538 million during the fiscal year ended June 30, 2021, to ARS 821 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) a decrease in fees payable to directors of ARS 321 million; (ii) a decrease of ARS 280 million in salaries, social security charges and other personnel administrative expenses; (iii) an ARS 55 million decrease in maintenance, security, cleaning, repairs and other expenses; (iv) a decrease of ARS 43 million in fees and compensation for services; and (v) a decrease in leases and expenses of ARS 33 million. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 16.2% during the fiscal year ended June 30, 2021, to 12.5% during the fiscal year ended June 30, 2022.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 9.1%, from ARS 2,510 million during the fiscal year ended June 30, 2021, to ARS 2,281 million during the fiscal year ended June 30, 2022. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 91.6% during the fiscal year ended June 30, 2021, to 141.9% during the fiscal year ended June 30, 2022.

Hotels. General and administrative expenses associated with our Hotels segment increased by 4.5%, from ARS 1,506 million during the fiscal year ended June 30, 2021, to ARS 1,574 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an ARS 61 million increase in taxes, rates and contributions; (ii) an ARS 29 million increase in fees and compensation for services; and (iii) an ARS 19 million increase in bank expenses; partially offset by: (iv) a decrease of ARS 52 million in salaries, social security charges and other personnel administrative expenses. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 46.3% during the fiscal year ended June 30, 2021, to 17.0% during the fiscal year ended June 30, 2022.

Others. General and administrative expenses associated with our Others segment increased by 122.8%, from ARS 325 million during the fiscal year ended June 30, 2021, to ARS 724 million during the fiscal year ended June 30, 2022, mainly due to (i) an increase of ARS 370 million in fees and compensation for services; and (ii) an ARS 60 million increase in taxes, rates and contributions.

Selling expenses 2022 vs 2021

Agricultural Business

Agricultural Production. Selling expenses from the Agricultural Production segment increased by 13.6% from ARS 8,272 million in the fiscal year ended June 30, 2021 to ARS 9,396 million in the fiscal year ended June 30, 2022, mainly as a result of an ARS 1,310 million increase in selling expenses related with crop operations, an ARS 228 million decrease in expenses for sugarcane operations, an ARS 153 million decrease in selling expenses for cattle and an ARS 195 million increase in selling expenses associated with leases and agricultural services. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 9.6% during the fiscal year ended June 30, 2021 to 8.5% during the fiscal year ended June 30, 2022.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment increased by ARS 403, from ARS 4 million in the fiscal year ended June 30, 2021 to ARS 407 million in the fiscal year ended June 30, 2022.

Others. Selling expenses from the Others segment increased by 41.1% from ARS 1,425 million in the fiscal year ended June 30, 2021 to ARS 2,011 million in the fiscal year ended June 30, 2022. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, decreased from 7.5% during the fiscal year ended June 30, 2021 to 7.0% during the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 14.6%, from ARS 1,594 million during the fiscal year ended June 30, 2021, to ARS 1,826 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an increase in the charge of taxes, rates and contributions of ARS 653 million; ii) an increase in the charge of publicity, advertising and other commercial expenses of ARS 367 million; partially offset by: (iii) a decrease in the charge of doubtful accounts of ARS 703 million, and (iv) a decrease of ARS 86 million in salaries, social security charges and other personnel administrative expenses. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, decreased from 8.5% during the fiscal year ended June 30, 2021, to 4.9% during the fiscal year ended June 30, 2022.

Offices. Selling expenses associated with our Offices segment decreased by 74.6%, from ARS 662 million during the fiscal year ended June 30, 2021, to ARS 168 million during the fiscal year ended June 30, 2022. Such variation was mainly generated as a result of: (i) an ARS 313 million decrease in the charge of taxes, rates and contributions; (ii) a decrease in the charge of doubtful accounts of ARS 121 million; (iii) an ARS 47 million decrease in salaries, social security and other personnel administrative expenses; and (iv) an ARS 13 million decrease in fees and compensation for services. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 7.0% during the fiscal year ended June 30, 2021, to 2.6% during the fiscal year ended June 30, 2022.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 19.4%, from ARS 2,468 million during the fiscal year ended June 30, 2021, to ARS 1,988 million during the fiscal year ended June 30, 2022. Such variation was mainly generated by: (i) an ARS 606 million decrease in the charge of taxes, rates and contributions; partially offset by: (ii) an increase of ARS 78 million in fees and compensation for services, and, (iii) an increase of ARS 62 million in the charge of publicity, advertising and other commercial expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 90.1% during the fiscal year ended June 30, 2021, to 123.6% during the fiscal year ended June 30, 2022.

Hotels. Selling expenses associated with our Hotels segment increased by 47.2%, from ARS 498 million during the fiscal year ended June 30, 2021, to ARS 733 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an ARS 254 million increase in taxes, rates and contributions; and (ii) an ARS 60 million increase in fees and compensation for services; partially offset by: (iii) an ARS 45 million decrease in salaries, social security and other personnel administrative expenses; and (iv) an ARS 35 million decrease in leases and expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 15.3% during the fiscal year ended June 30, 2021, to 7.9% during the fiscal year ended June 30, 2022.

Others. Selling expenses associated with our Others segment remained constant in ARS 119 million during the fiscal years ended June 30, 2022 and 2021. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 8.2% during the fiscal year ended June 30, 2021, to 32.1% during the fiscal year ended June 30, 2022.

Other operating results, net 2022 vs 2021

Agricultural Business

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment increased by ARS 10,259 million, from a loss of ARS 14,780 million in the fiscal year ended June 30, 2021 to a loss of ARS 4,521 million in the fiscal year ended June 30, 2022.

Land Transformation and Sales. Other operating results, net, from this segment decreased by ARS 3,880 million from a gain of ARS 6,189 million in the fiscal year ended June 30, 2021 to a gain of ARS 2,309 million in the fiscal year ended June 30, 2022.

Others. Other operating results, net, associated with the Others segment decreased by ARS 380 million, from a gain of ARS 785 million in the fiscal year ended June 30, 2021 to a gain of ARS 405 million in the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

Shopping Malls. Other operating results, net associated with our Shopping Malls segment increased by 31.2%, from a net loss of ARS 445 million during the fiscal year ended June 30, 2021, to a net loss of ARS 306 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an increase of ARS 215 million in interest and allowances generated by operating credits, (ii) an increase of ARS 36 million in management fees, partially offset by; (iii) an increase of ARS 133 million in the loss for lawsuits. Other operating results, net, from this segment, as a percentage of revenues from this segment, decreased from 2.4% negative during the fiscal year ended June 30, 2021, to 0.8% negative during the fiscal year ended June 30, 2022.

Offices. Other operating results, net associated with our Offices segment decreased by 177.8%, from a net loss of ARS 18 million during the fiscal year ended June 30, 2021, to a net loss of ARS 50 million during the fiscal year ended June 30, 2022, mainly as a consequence of (i) an increase of ARS 111 million in interest and allowances generated by operating credits; partially offset by: (ii) a decrease of ARS 41 million in donations; and (iii) a decrease of ARS 22 million in the loss for lawsuits. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 0.2% negative during the fiscal year ended June 30, 2021, to 0.8% negative during the fiscal year ended June 30, 2022.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 472.2%, from a net loss of ARS 18 million during the fiscal year ended June 30, 2021, to a net loss of ARS 103 million during the fiscal year ended June 30, 2022, mainly due to (i) an decrease of ARS 129 million due to the sale of shares of Manibil S.A. in the fiscal year 2021; (ii) a decrease of ARS 40 million in management fees; and (iii) an increase of ARS 35 million in the loss for lawsuits; partially offset by: (iv) a decrease of ARS 139 million in donations. Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 0.7% negative during the fiscal year ended June 30, 2021, to 6.4% negative during the fiscal year ended June 30, 2022.

Hotels. Other operating results, net associated with the Hotels segment decreased by 202.4%, from a net loss of ARS 42 million during the fiscal year ended June 30, 2021, to a net loss of ARS 127 million during the fiscal year ended June 30, 2022, mainly due to an increase of ARS 93 million in the loss for lawsuits. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 1.3% negative during the fiscal year ended June 30, 2021, to 1.4% negative during the fiscal year ended June 30, 2022.

Others. Other operating results, net associated with the Others segment increased by 2,256.7%, from a net loss of ARS 30 million during the fiscal year ended June 30, 2021, to a net profit of ARS 647 million during the fiscal year ended June 30, 2022, mainly due to an ARS 397 million recovery of fees for consultancy in Dolphin for and the income of fee charged to La Rural S.A in the fiscal year ended June 30, 2022. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 2.1% negative during the fiscal year ended June 30, 2021, to 174.4% positive during the fiscal year ended June 30, 2022.

Management fees 2022 vs 2021

The company entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 8,988 million for the fiscal year ended June 30, 2022. During the fiscal year 2021 no results were recognized on this account.

Operating results 2022 vs 2021

Agricultural Business

Agricultural Production. Operating results of the Agricultural Production segment decreased by ARS 472 million, from a profit of ARS 23,503 million in the fiscal year ended June 30, 2021 to a profit of ARS 23,031 million in the fiscal year ended June 30, 2022.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment decreased by ARS 11,196 million, from a profit of ARS 30,150 million in the fiscal year ended June 30, 2021 to a profit of ARS 18.954 million in the fiscal year ended June 30, 2022.

Corporate. Operating results of this Corporate segment decreased by ARS 41 million from a loss of ARS 1,552 million in the fiscal year ended June 30, 2021 to a loss of ARS 1,593 million in the fiscal year ended June 30, 2022.

Others. Operating results of the Others segment increased by ARS 489 million from a ARS 4,006 million in the fiscal year ended June 30, 2021 to ARS 4,495 million in the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

Shopping Malls. Operating results associated with the Shopping Malls segment increased by 142.7%, from a net loss of ARS 63,260 million during the fiscal year ended June 30, 2021, to a net profit of ARS 27,036 million during the fiscal year ended June 30, 2022. Such an increase is due to the fact of the recovery in rental income due to the end of restrictions from Covid-19 pandemic.

Offices. Operating results associated with our Offices segment decreased by 124.2%, from a net profit of ARS 26,671 million during the fiscal year ended June 30, 2021, to a net loss of ARS 6,463 million during the fiscal year ended June 30, 2022. Such variation was mainly due to an ARS 31,214 million decrease in the gain / (loss) from fair value adjustments of investment properties. Operating results associated with the Offices segment, as a percentage of revenues from such segments, decreased from 281.1% positive during the fiscal year ended June 30, 2021, to 98.6% negative during the fiscal year ended June 30, 2022.

Sales and Developments. Operating results associated with our Sales and Developments segment increased by 71.5%, from a net profit of ARS 19,658 million during the fiscal year ended June 30, 2021, to a net profit of ARS 33,606 million during the fiscal year ended June 30, 2022. Such increase is mainly due to the gain / (loss) from fair value adjustments of investment properties. Operating results associated with the Sales and Developments segment, as a percentage of revenues from this segment, increased from 717.4% positive during the fiscal year ended June 30, 2021, to 2,089.9% positive during the fiscal year ended June 30, 2022.

Hotels. Operating results associated with the Hotels segment increased by 158.9%, from a net loss of ARS 2,555 million during the fiscal year ended June 30, 2021, to a net profit of ARS 1,505 million during the fiscal year ended June 30, 2022. Such increase is mainly due to higher occupancy with the consequent increase in income, which was affected in the fiscal year ended June 30, 2021, due to Covid-19 pandemic. Operating results associated with the Hotels segment, as a percentage of revenues from such segments, increased from 78.5% negative during the fiscal year ended June 30, 2021, to 16.2% positive during the fiscal year ended June 30, 2022.

Others. Operating results associated with the Others segment decreased from a net loss of ARS 775 million during the fiscal year ended June 30, 2021, to a net loss of ARS 791 million during the fiscal year ended June 30, 2022. Such increase is mainly due to the decrease in gross loss and administrative expenses partially offset by a positive result in other operating results, net

Share of profit / (loss) of associates and joint ventures 2022 vs 2021

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit / (loss) of associates and joint ventures increased by ARS 552 million (270.6%), from a loss of ARS 204 million in the fiscal year ended June 30, 2021 to a profit of ARS 348 million in the fiscal year ended June 30, 2022.

Agricultural Production. The share of profit of associates and joint ventures in the Agricultural Production segment increased by 8.9% from a profit of ARS 213 million in the fiscal year ended June 30, 2021 to a profit of ARS 232 million in the fiscal year ended June 30, 2022.

Others. The share profit / (loss) of associates and joint ventures in the Others segment increased by 127.8% from a loss of ARS 417 million in the fiscal year ended June 30, 2021 to a profit of ARS 116 million in the fiscal year ended June 30, 2022.

Urban Properties and Investment Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of profit / (loss) of associates and joint ventures increased by ARS 15,109 million (107.1%), from ARS 14,102 million loss in the fiscal year ended June 30, 2021 to ARS 1,007 million profit in the fiscal year ended June 30, 2022.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint ventures Quality Invest S.A., Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Other. The share of  profit / (loss) of associates from the Others segment increased by 107.2%, from a net loss of ARS 14,045 million during the fiscal year ended June 30, 2021, to a net profit of ARS 1,007 million during the fiscal year ended June 30, 2022, mainly as a result of the variation from our investments in TGLT by ARS 6,000 million positive, Banco Hipotecario by ARS 4,556 positive and New Lipstick by ARS 1,987 million positive.

Financial results, net 2022 vs 2021

The Company financial results, net recorded a variation of ARS 25,364 million, from a profit of ARS 21,940 million in the fiscal year ended June 30, 2021 to a profit of ARS 47,304 million in the fiscal year ended June 30, 2022. This was mainly due to: (i) an increase in foreign exchange rate, net in the Agricultural Business and Urban Properties and Investment Business of ARS 26,424 million, from a profit of ARS 37,063 million, to a profit of ARS 63,486 million because of the appreciation of the Peso against the dollar in real terms, compared to the devaluation in the previous year; and (ii) a decrease in interest expense of non-convertible notes of ARS 19,898 million due to the payment of non-convertible notes Series XXV, XXVI, XXVII and XXVIII, partially offset by (iii) a decrease of ARS 22,931 million in the gain from the valuation at fair value of financial assets and financial liabilities.

Income Tax 2022 vs 2021

The Company adopts the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of ARS 98,772 million during the fiscal year ended June 30, 2021, to a loss of ARS 4,262 million during the fiscal year ended June 30, 2022, due to the impact on deferred income tax, out of which a gain of ARS 2,014 million derives from the agricultural business and a loss of ARS 6,276 million derives from the urban properties and investment. Such variation is mainly due to the modification in the income tax rates in Argentina according to the Law 27,630 published in the Official Gazette on June 16, 2021, which explains the increase in the expense on income tax during the fiscal year ended June 30, 2021, due to the impact on deferred income tax.

Net profit / (loss) 2022 vs 2021

As a result of the factors described above, our net profit / (loss) for the year, including the effect of discontinued operations, increased by ARS 222,432 million from a net loss of ARS 86,617 million in the fiscal year ended on June 30, 2021 to a net profit of ARS 135,815 million in the fiscal year ended June 30, 2022, out of which a profit of ARS 60,158 million derives from the agricultural business, and a profit of ARS 75,657 million derives from the urban properties and investment business.

B. Liquidity and Capital Resources

Liquidity

Our main sources of liquidity have historically been:

•	cash generated by operations;

•	cash generated by our issuance of common shares and non-convertible notes;

•	cash proceeds from borrowings (including cash from bank loans and overdrafts) and financing arrangements (including cash from the exercise of warrants); and

•	cash proceeds from sale of investment and trading properties and property, plant and equipment (including cash proceeds from the sale of farmlands).

Our main cash requirements or uses (other than in connection with our operating activities) have historically been:

•	acquisition of subsidiaries and non-controlling interest in subsidiaries;

•	acquisition of interest in associates and joint ventures;

•	capital contributions to associates and joint ventures;

•	capital expenditures in property, plant and equipment (including acquisitions of farmlands) and investment and trading properties;

•	payments of short-term and long-term debt and payment of the related interest expense; and payment of dividends.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from operating activities, sales of investment properties, trading properties and farms, obtained bank borrowings, long-term debts incurred and capital funding.

Our material cash requirements from known contractual and other obligations mainly consist of obligations under our borrowings. As of June 30, 2023, we expected to incur a total of ARS 262,052 million under our borrowings, consisting of ARS 102,701 million due within one year, ARS 142,707 million due within one to three years and ARS 16,644 million due within four to five years.

Cash Flows

The table below shows our cash flow for the fiscal years ended June 30, 2023, 2022 and 2021:

	June 30, 2023	June 30, 2022	June 30, 2021
	(in millions of ARS)
Net cash generated from operating activities	35,974	47,012	31,416
Net cash generated from investing activities	14,916	27,796	258,542
Net cash used in financing activities	(90,743)	(79,799)	(189,640)
Net (decrease)/ increase in cash and cash equivalents	(39,853)	(4,991)	100,318

As of June 30, 2023, we had positive working capital of ARS 15,471 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2023, in our Agricultural Business, we had positive working capital of ARS 20,342 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2023, in our Urban Properties and Investments Business, had negative working capital of ARS 4,871 million (calculated as current assets less current liabilities as of such date).

At the same date, our Agricultural Business had cash and cash equivalents of ARS 30,201 million.

As stated in Note 1 to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, IRSA lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for the fiscal year ended June 30, 2021.

As stated in Note 4 to the consolidated financial statements as of June 30, 2021, due to the sale of Carnes Pampeanas S.A. on February 24, 2021, the results of this subsidiary have been reclassified to discontinued operations for the fiscal year ended June 30, 2021.

Operating activities

Fiscal year ended June 30, 2023

Our operating activities for the fiscal year ended June 30, 2023 generated net cash inflows of ARS 41,757 million, mainly due to (i) an operating income for ARS 47,696 million, (ii) a decrease in biological assets for ARS 22,442 million, (iii) a decrease in trade and other receivables for ARS 11,429 million partially offset by (iv) decrease in trade and other payables for ARS 34,293 million and (v) a decrease in lease liabilities for ARS 3,690 million.

Fiscal year ended June 30, 2022

Our operating activities for the fiscal year ended June 30, 2022 generated net cash inflows of ARS 49,657 million, mainly due to (i) a decrease in biological assets for ARS 50,182 million, (ii) a decrease in trade and other receivables for ARS 9,869 million, (iii) an operating income for ARS 7,549 million partially offset by (iv) decrease in trade and other payables for ARS 14,278 million and (v) a decrease in lease liabilities for ARS 4,107 million.

Fiscal year ended June 30, 2021

Our operating activities for the fiscal year ended June 30, 2021 generated net cash inflows of ARS 32,445 million, of which ARS 11,631 million are originated in discontinued operations and ARS 20,814 million are from continuing operations, mainly due to (i) a decrease in biological assets for ARS 41,122 million, (ii) a decrease in trades and other receivables for ARS 14,791 million, (iii) an increase in trade and other payables for ARS 2,309 million partially offset by (iv) an increase in inventory for ARS 16,399 million, (v) a net variation in derivative financial instruments for ARS 7,056  million, (vi) an operating loss for ARS 6,211 million and (vii) a decrease in lease liabilities for ARS 5,780 million.

Investment activities

Fiscal year ended June 30, 2023

Our investing activities resulted in net cash inflows of ARS 14,916 million for the fiscal year ended June 30, 2023, mainly due to (i) ARS 52,263 million proceeds from disposal of investments in financial assets, (ii) ARS 22,644 million derived from proceeds from sales of investment properties, (iii) ARS 17,843 million derived from proceeds from sales of property, plant and equipment partially offset by (iv) ARS 55,427 million used in the acquisition of investments in financial assets, (v) ARS 18,199 million used in the acquisition and improvement in property, plant and equipment and (vi) acquisitions and improvement of investment properties for ARS 5,904 million.

Fiscal year ended June 30, 2022

Our investing activities resulted in net cash inflows of ARS 27,796 million for the fiscal year ended June 30, 2022, mainly due to (i) ARS 56,001 million derived from proceeds from sales of investment properties, (ii) ARS 38,996 million proceeds from disposal of investments in financial assets, (iii) dividends collected from associates and joint ventures for ARS 7,890 million, (iv) ARS 6,196 million derived from proceeds from sales of property, plant and equipment partially offset by (v) ARS 58,608 million used in the acquisition of investments in financial assets, (vi) acquisitions and improvement of investment properties for ARS 13,224 million and (vii) ARS 8,671 million used in the acquisition and improvement in property, plant and equipment.

Fiscal year ended June 30, 2021

Our investing activities resulted in net cash inflows of ARS 258,542 million, of which ARS 155,908 million are originated in discontinued operations and ARS 102,634 are from continuing operations for the fiscal year ended June 30, 2021, mainly due to (i) ARS 112,852 million proceeds from disposal of investments in financial assets, (ii) ARS 65,523 million derived from proceeds from sales of investment properties partially offset by (iii) ARS 59,246 million used in the acquisition of investments in financial assets, (iv) ARS 7,149 million used in the acquisition and improvement in property, plant and equipment and (v) ARS 3,531 million used in the acquisition and improvement of investment properties.

Financing activities

Fiscal year ended June 30, 2023

Our financing activities for the fiscal year ended June 30, 2023 resulted in net cash outflows of ARS 90,743 million, mainly due to (i) the payment of borrowing and non-convertible notes for ARS 110,187 million, (ii) dividends paid for ARS 43,860 million, (iii) the payment of interest for ARS 34,268 million, (iv) repurchase of treasury shares for ARS 6,880 millon partially offset by (v) borrowings, issuance and new placement of non-convertible notes for ARS 104,947 million.

Fiscal year ended June 30, 2022

Our financing activities for the fiscal year ended June 30, 2022 resulted in net cash outflows of ARS 79,799 million, mainly due to (i) the payment of borrowing and non-convertible notes for ARS 89,811 million, (ii) the payment of interest for ARS 34,948 million, (iii) dividends paid for ARS 16,772 million partially offset by (iv) borrowings issuance and new placement of non-convertible notes for ARS 66,489 million.

Fiscal year ended June 30, 2021

Our financing activities for the fiscal year ended June 30, 2021 resulted in net cash outflows of ARS 189,640 million, corresponding ARS 63,982 million to discontinued activities, and ARS 125,658 million to continued activities, mainly due to (i) the payment of borrowing and non-convertible notes for ARS 330,808 million, (ii) the payment of interest for ARS 72,607 million, (iii) repurchase of non-convertible notes for ARS 23,671 million partially offset by (iv) borrowings, issuance and new placement of non-convertible notes for ARS 226,751 million, (v) proceeds for issuance of shares and other equity instruments for ARS 44,666 million and (vi) obtaining of short term loans, net for ARS 28,847 million.

Capital Expenditures

Our capital expenditures were ARS 31,833 million, ARS 29,049 million and ARS 15,938 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively, including other goods and equipment acquired in business combinations.

Our capital expenditures consisted of the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, communication networks, completion of the construction of a shopping center, construction of real estate and acquisition of land reserves.

Fiscal year ended June 30, 2023

During the fiscal year ended June 30, 2023, in our Urban Properties and Investments Business we invested ARS 6,886 million, as follows: (a) acquisitions and improvements of property, plant and equipment for ARS 793 million, primarily (i) ARS 11 million in buildings and facilities, (ii) ARS 303 million in machinery and equipment and others and (iii) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 13 million, ARS 432 million and ARS 34 million, respectively); (b) improvements in our rental properties for ARS 3,508 million and (c) the development of properties for ARS 2,585 million.

During the fiscal year ended June 30, 2023, we invested in the Agricultural Business ARS 24,947 million mainly due to (a) acquisition and development of owner occupied farmland for ARS 20,842 million (ARS 19,667 million of subsidiary Brasilagro); (b) ARS 1,844 million in bearer plant; (c) ARS 1,321 million in other building and facilities; (d) ARS 773 million machinery and equipment; (e) ARS 91 million in vehicles, and (f) ARS 76 million in furniture and supplies.

Fiscal year ended June 30, 2022

During the fiscal year ended June 30, 2022, in our Urban Properties and Investments Business we invested ARS 21,112 million, as follows: (a) acquisitions and improvements of property, plant and equipment for ARS 722 million, primarily (i) ARS 24 million in buildings and facilities, (ii) ARS 114 million in machinery and equipment and others and (iii) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 24 million, ARS 545 million and ARS 15 million, respectively); (b) improvements in our rental properties for ARS 6,103 million and (c) the development of properties for ARS 14,287 million.

During the fiscal year ended June 30, 2022, we invested in the Agricultural Business ARS 7,937 million mainly due to (a) acquisition and development of owner occupied farmland for ARS 4,555 million (ARS 4,495 million of subsidiary Brasilagro); (b) ARS 1,330 million in bearer plant; (c) ARS 875 million in other building and facilities; (d) ARS 873 million machinery and equipment; (e) ARS 267 million in vehicles, and (f) ARS 37 million in furniture and supplies.

Fiscal year ended June 30, 2021

During the fiscal year ended June 30, 2021, in our Urban Properties and Investments Business we invested ARS 9,593 million, as follows: (a) acquisitions and improvements of property, plant and equipment for ARS 5,853 million, primarily (i) ARS 558 million in buildings and facilities, (ii) ARS 2,054 million in communication networks, (iii) ARS 2,891 million in machinery and equipment and others, (iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 29 million, ARS 71 million and ARS 56 million, respectively) and (v) ARS 194 million in farmlands and (b) improvements in our rental properties for ARS 3,740 million, out of which ARS 3,546 million derive from our Operations Center in Argentina and ARS 194 million derive from the Operations Center in Israel.

During the fiscal year ended June 30, 2021, we invested in the Agricultural Business ARS 6,345 million mainly due (a) acquisition and development of owner occupied farmland for ARS 4,527 million (ARS 3,745 million of subsidiary Brasilagro); (b) ARS 535 million in bearer plant; (c) ARS 265 million in other building and facilities; (d) ARS 593 million machinery and equipment; (e) ARS 138 million in vehicles; (f) ARS 46 million in furniture and supplies; and (g) ARS 241 million destined to suppliers advances for proprieties acquisitions.

Indebtedness

As of June 30, 2023, we had total loans in the amount of ARS 262,052 million. The following table sets forth the scheduled maturities of our outstanding debt:

Capital	Agricultural Business	Urban properties and investments	Total
	(million of ARS)
Less than 1 year	57,048	39,029	96,077
More than 1 and up to 2 years	33,334	27,146	60,480
More than 2 and up to 3 years	49,413	20,794	70,207
More than 3 and up to 4 years	4,676	7,025	11,701
More than 4 and up to 5 years	4,442	11,954	16,396
More than 5 years	250	-	250
	149,163	105,948	255,111
Interest
Less than 1 year	5,036	1,588	6,624
More than 1 and up to 2 years	-	203	203
More than 2 and up to 3 years	-	114	114
	5,036	1,905	6,941
	154,199	107,853	262,052

	Agricultural Business	Urban properties and investments	Total
	(million of ARS)
Non-convertible notes	113,339	96,511	209,850
Bank loans and others	24,921	2,575	27,496
Bank overdrafts	13,184	6,592	19,776
Others	2,755	1,720	4,475
Loans with non-controlling interests	-	455	455
	154,199	107,853	262,052

The composition and fair value of the loans as of June 30, 2023 and June 30, 2022 are as follows:

	Book value		Fair value
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(million of ARS)
Non-convertible notes	209,850	245,395	213,975	211,696
Bank loans	27,496	25,865	27,496	25,865
Bank overdrafts	19,776	30,112	19,776	30,112
Other borrowings	4,930	3,525	4,930	3,525
Total borrowings	262,052	304,897	266,177	271,198

Non-current	159,351	99,520
Current	102,701	205,377
Total	262,052	304,897

The following tables describe our total debt as of June 30, 2023:

Agricultural Business

Agricultural business	Currency	Annual Average Interest Rate	Nominal Value	Book value
			(in million)	(in million ARS)
Cresud’s Series XXX Notes (1)	USD	2.00%	25	5,849
Cresud’s Series XXXI Notes	USD	9.00%	1	123
Cresud’s Series XXXIII Notes	USD	6.99%	13	3,337
Cresud’s Series XXXIV Notes	USD	6.99%	12	3,113
Cresud’s Series XXXV Notes (2)	USD	3.50%	42	10,778
Cresud’s Series XXXVI Notes	USD	2.00%	41	10,475
Cresud’s Series XXXVII Notes	USD	5.50%	24	6,239
Cresud’s Series XXXVIII Notes	USD	8.00%	71	18,731
Cresud’s Series XXXIX Notes	ARS	Badlar + 1.00%	5,122	5,339
Cresud’s Series XL Notes	USD	0.00%	38	9,775
Cresud’s Series XLI Notes	ARS	Badlar + 3.00%	4,147	4,861
Cresud’s Series XLII Notes	USD	0.00%	30	7,680
Bank loans	ARS	79.50%	1,800	2,279
Bank overdrafts	ARS	Float	-	13,088
Brasilagro - Notes	BRL	106.50% e 110.00% e Pré 5.37 + TLP 100.00%	296	16,514
Brasilagro - Bank loans	BRL	3.24% to 6.34% + CDI to 100.00%	162	9,180
Brasilagro - Bank loans	BRL	3.50%	29	1,600
Brasilagro - Bank loans	BRL	Pré 6.34% to 7.64%	25	1,378
Brasilagro - Bank loans	BRL	3.76% to 6.76%	28	1,575
Brasilagro - Bank loans	USD	7.00% to 9.50%	3	644
FyO - Notes	USD	0.00%	41	10,525
FyO - Bank overdrafts	ARS	Float	-	96
FyO - Others	ARS	63.94%	-	2,755
Helmir - Bank loans	USD	5.75%	35	8,265
				154,199

(1) On August 31, 2023, the principal was paid and was the notes were fully cancelled.

(2) On September 13, 2023, the amortization payment was made for 25% of the principal.

Urban Properties and Investments Business

Urban Properties and Investments Business	Currency	Annual Average Interest Rate	Nominal Value	Book value (in million ARS)
			(in million)	(in million ARS)
IRSA’s 2023 Notes - Series VIII	USD	10.00%	11	2,805
IRSA’s 2024 Notes - Series XI	USD	5.00%	13	3,310
IRSA’s 2024 Notes - Series XII (1)	UVA	4.00%	46	12,553
IRSA’s 2024 Notes - Series XIII (2)	USD	3.90%	30	7,696
IRSA’s 2028 Notes - Series XIV	USD	8.75%	157	40,131
IRSA’s 2025 Notes - Series XV	USD	8.00%	62	16,249
IRSA’s 2025 Notes - Series XVI	USD	7.00%	28	7,404
IRSA’s 2025 Notes - Series XVII	USD	5.00%	25	6,363
Loans with non-controlling interests	USD	5.00%	1	455
Related Party	ARS	Badlar	5	17
Related Party	USD	Libor + 2.25%	-	70
Bank loans	ARS	Badlar	2,000	2,325
Bank loans	ARS	84.00%	250	250
Seller financing	USD	N/A	2	599
Others	USD	3.50%	3	1,034
Bank overdrafts	ARS	Float	-	6,592
				107,853

(1)	Series XII denominated in UVA and payable in ARS.
(2)	On September 13, 2023, the amortization payment was made for 25% of the principal.

Agricultural Business

Series XXX Notes

On August 31, 2020, we issued the Series XXX Notes, denominated in dollars and payable in Pesos at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 25.0 million at a fixed rate of 2.0%, maturing 36 months from the date of issuance with quarterly interest payments and principal expiring at maturity. The issue price was 100%. On August 31, 2023, Series XXX notes was fully canceled.

Series XXXI y XXXII Notes

On November 12, 2020, the company carried out an exchange offer of its Series XXIV Notes, for a face value of USD 73.6 million A total amount of USD 65.1 million of Series XXIV Notes were tendered and accepted for the Exchange (for both Series) which represents 88.41% acceptance, through the participation of 1,098 orders.

As a result of the exchange, Series XXXI and XXXII Notes were issued, which are described below:

•	Series XXXI: denominated and payable in U.S. dollars for USD 1.3 million at a fixed rate of 9.0%, with quarterly interest payments. The principal payment was set in three installments, as follows: 33% which was paid on November 12, 2021, 33% which was paid on November 12, 2022, and 34% to pay on November 12, 2023. The issue price was 100.0%.

•	Series XXXII: denominated and payable in U.S. dollars for USD 34.3 million at a fixed rate of 9.0%, with quarterly interest payments. The principal payment was set in one installment on November 12, 2022. The issue price was 100.0%. On November 14, 2022, Series XXXII Notes were fully canceled at maturity.

Series XXXIII and XXXIV Notes

As consequence of the regulations established by the Central Bank, the issuance of the Series XXXIII and XXXIV Notes were carried out, in order to refinance the Series XXV Notes for a face value of USD 59,561,897. In this regard, the maturity and cancelation of the XXV Notes took place on July 12, 2021.

As a result of the exchange, Series XXXIV Notes were issued, which are described below:

•	Series XXXIV: denominated and payable in U.S. dollars for USD 35.7 million at a fixed rate of 6.99%, with semi-annual interest payments. The principal payment was set in three installments of the capital: 33% which was paid on June 30, 2022, 33% which was paid on June 30, 2023, and 34% to pay on June 30, 2024. The issue price was 100%.

On July 6, 2021, we completed the exchange operation of the Series XXV Notes. The nominal value of Series XXV Notes presented and accepted on the exchange was approximately USD 18.8 million. The main characteristics of the issuance are detailed below:

•

Series XXXIII Notes: denominated and payable in U.S. dollars for USD 18.8 million at a fixed rate of 6.99%, with semi-annual interest payments. The principal payment was set in three installments of the capital: 33% which was paid on July 6, 2022, 33% which was paid on July 6, 2023, and 34% to pay on July 6, 2024. The issue price was 100%

Series XXXV Notes

On September 13, 2021, we issued in the local market Series XXXV Notes denominated in U.S. dollars and payable in Pesos at the applicable exchange rate for USD 41.9 million at a fixed rate of 3.5%, with semi-annual interest payments. The principal payment was set in three installments of the capital: 25% which was paid on September 13, 2023; 25% to pay on March 13, 2024, and 50% to pay on September 13, 2024. The price of issuance was 100.0% of the nominal value.

The proceeds were mainly used to refinance short-term liabilities and working capital.

Series XXXVI Notes

On February 18, 2022, we issued in the local Series XXXVI Notes denominated in U.S. dollars and payable in Pesos at the applicable exchange rate for USD 40.6 million at a fixed rate of 2.0%, with semi-annual interest payments. The principal payment will be in one installment, on February 18, 2025. The price of issuance was 100.0% of the nominal value.

The proceeds have been used to refinance short-term liabilities and working capital.

Series XXXVII Notes

On June 15, 2022, we issued in the local market Series XXXVII Notes denominated and payable in U.S. dollars for USD 24.4 million at a fixed rate of 5.5%, with semi-annual interest payments (except for the last installment, which will be due three months after the previous interest period). The principal payment will be in one installment, on March 15, 2025. The price of issuance was 100.0% of the nominal value.

The proceeds have been used to refinance short-term liabilities and working capital.

Series XXXVIII Notes

As a consequence of the regulations established by the Central Bank, on July 6, 2022, we completed the exchange of our Series XXIII Notes, in an aggregate principal amount of USD 113.2 million, maturing on February 16, 2023. On July 6, 2022, the expiration of the exchange offer was announced, USD 98.4 million of Series XXIII Notes were validly tendered and accepted, representing 86.98% of acceptance. On July 8, the exchange offer was settled, the Series XXXVIII Notes were issued, for an amount of USD 70.6 million, and Series XXIII Notes were partially canceled, consequently the outstanding amount is USD 14.7 million and on February 16, 2023, Series XXIII notes was fully canceled.

The exchange offer provided two alternatives:

-

Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XXXVIII Notes. For every USD 1 offered, the holder received USD 0.6913 plus the remaining amount to complete USD 1 for each USD 1 of Series XXIII Notes presented for the exchange, in Series XXXVIII Notes. Under Option A, 43.40% of the notes which participated in the exchange were accepted.

-

Option B: For each USD 1 of Series XXIII Notes tendered and accepted the bondholder received in exchange USD 1,03 Series XXXVIII Notes. Under Option B, 56.60% of the notes which participated in the exchange were accepted.

In both options, the interest accrued as of settlement date was paid.

Series XXXVIII Notes will mature on March 3, 2026 and will accrue interest at a fixed rate of 8.00%, with interest payable semi-annually on January 3 and July 3 from 2023 to 2026, and at maturity. Amortization of principal will be in one installment on March 3, 2026. The issue price was 100%.

Series XXXIX Notes

On August 23, 2022, we issued in the local market Series XXXIX Notes denominated and payable in Pesos for ARS 5.122,5 million at a variable rate (private Badlar + 1.0%), with quarterly payments. The principal payment will be in one installment at maturity, on February 23, 2024. The price of issuance was 100.0% of the nominal value.

The proceeds have been used to refinance short-term liabilities and working capital.

Series XL Notes

On December 21, 2022, we issued Series XL Notes in the local market, denominated and payable in US dollars for USD 38.2 million at a fixed rate of 0.0%, for which reason it will not have interest installments. The capital payment was set in three installments: 33% to pay on December 21, 2025; 33% to pay on June 21, 2026, and 34% to pay on December 21, 2026, at maturity. The issue price was 100.0% of the face value.

The funds were mainly used to refinance short-term liabilities and working capital.

Series XLI and XLII Notes

On December 21, 2022, we issued a total amount of USD 50 million in the local market through Series XLI and XLII Notes, the main characteristics of the issuance are detailed below:

•	Series XLI Notes: issued for a nominal value of ARS 4,147.3 million, maturing 18 months from the settlement, that is, October 4, 2024. They have a variable rate (private Badlar plus a margin of 1.0%), payable quarterly and will amortize its capital at maturity. The issue price was 100%.

•	Series XLII Notes: issued for a nominal value of USD 30.0 million, maturing 37 months from the settlement, that is, May 4, 2026; at a fixed rate of 0.0%, for which reason it will not have interest installments, and will repay its capital at maturity. The issue price was 100%.

Helmir bank loan

On May 11, 2021, our subsidiary Helmir subscribed a loan with Itaú Unibanco S.A. for USD 35 million with an annual fixed rate of 5.75% and semiannual interest payments, and as of the date the outstanding amount is USD 32 million. The maturity will be on May 11, 2024. The loan has as collateral 17,430,006 BrasilAgro ADRs shares and the proceeds were used to excercise BrasilAgro’s warrants.

Issuance of BrasilAgro Non-Convertible Notes

On May 5, 2021, BrasilAgro issued Non-convertible Notes, unique series, for a nominal value of BRL 240 million. They will accrue interest at a variable rate made up for IPCA (Consumer Price Index) plus 5.3658% nominal per year, payable annually and will amortize their capital in two payments on April 13, 2027 and April 12, 2028.

Series I Notes (issued by FYO)

On October 22, 2021, FYO issued its first bond in the local market for an amount of USD 12.3 million. The note is dollar denominated and payable in Pesos at the applicable exchange rate, with an annual fixed rate of 0.0%, for which reason it will not have interest installments, and maturity on October 22, 2023. The issue price was 100.0% of the nominal value.

Series II Notes (issued by FYO)

On July 25, 2022, FYO issued Series II Notes in the local market for an amount of USD 15.0 million. The note is dollar denominated and payable in Pesos at the applicable exchange rate, with an annual fixed rate of 0.0%, for which reason it will not have interest installments, and maturity on July 25, 2025. The issue price was 100.0% of the nominal value.

The proceeds have been used mainly to attend working capital needs.

Series III Notes (issued by FYO)

On April 25, 2023, FYO issued Series III Notes in the local market for an amount of USD 20.0 million. The note is dollar denominated and payable in Pesos at the applicable exchange rate, with an annual fixed rate of 0.0%, for which reason it will not have interest installments, and maturity on Abril 25, 2026. The issue price was 100.0% of the nominal value.

Urban Properties and Investments Business

Series VIII and IX Notes (issued by IRSA)

On November 12, 2020, the company carried out an exchange offer of its Series I Notes, for a face value of USD 181.5 million.

Face Value of Series I Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

As a result of the exchange, Series VIII and IX Notes were issued, which are described below:

•	Series VIII: denominated and payable in U.S. dollars for USD 31.7 million at a fixed rate of 10.0%, with quarterly payments. The principal payment was set in three installments of the capital: 33% which was paid on November 12, 2021, 33% which was paid on November 12, 2022, and 34% to pay on November 12, 2023. The issuance price was 100.0% of the face value.

•	Series IX: denominated and payable in U.S. dollars for USD 80.7 million (includes USD 6,505,560 that were subscribed in cash) at a fixed rate of 10.0%, with quarterly payments. The principal payment was due in one installment on March 1, 2023. The issuance price was 100.0% of the face value. On February 10, 2023, we announced the full redemption of the Series IX notes, which was effective on February 17, 2023, and the Series IX notes were fully canceled.

Series X, XI and XII Notes (issued by IRSA)

On March 31, 2021, the company issued in the local market a total amount of USD 65.5 million through the following Notes:

•	Series X: denominated and payable in Pesos for ARS 701.6 million (equivalent at the time of issuance to USD 7.6 million) at a variable rate (private BADLAR + 5.0%) with quarterly payments. Price of issuance was 100.0% of the nominal value. The principal was paid on March 31, 2022. On March 31, 2022, Series X notes were fully canceled.

•	Series XI: denominated in USD and payable in ARS at the applicable exchange rate for USD 15.8 million at a fixed rate of 5.0%, with semiannual payments plus, if applicable, the Premium Factor in the first year (as defined in the corresponding prospectus supplement) and principal expiring on March 31, 2024. Price of issuance was 98.39% of the face value (IRR 5.6%).

•	Series XII: denominated in UVA and payable in ARS at the applicable UVA value for UVA 53.8 million (equivalent at the time of issuance to ARS 3,868.2 million and USD 42.1 million) at a fixed rate of 4.0%, with semiannual payments and principal expiring on March 31, 2024. Price of issuance was 100.0% of the face value.

The proceeds have been used to refinance short-term liabilities and working capital.

Series XIII (issued by IRSA)

On August 26, 2021, the company issued in the local market a total amount of USD 58.1 million through the following Notes:

•	Series XIII: denominated in U.S. dollars and payable in Pesos at the applicable exchange rate for USD 58.1 million at a fixed rate of 3.9%, with semi-annual payments. The principal payment was set in three installments: 25% which was paid on August 26, 2023; 25% to pay on February 26, 2024; and 50% to pay on August 26, 2024. The price of issuance was 100.0% of the face value.

The proceeds will be used to refinance short-term liabilities.

Series XIV Notes (issued by IRSA)

As a consequence of the regulations established by the Central Bank, on July 6, 2022, the company completed the exchange of its Series II Notes, originally issued by IRSA Commercial Properties S.A., in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 238,985,000 of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121,015,000. On February 3, 2023, we announced the full redemption of the Series II notes, which was effective on February 8, 2023, and the Series II notes were fully canceled.

The exchange offered two alternatives:

- Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XIV Notes with a premium of 1,015 times. For each USD 1,000 tendered, the bondholder received USD 493.18 in cash and USD 514.42 in Series XIV Notes. Under Option A, 60.83% of the notes which participated in the exchange were accepted.

- Option B: For each USD 1,000 of Series II Notes the bondholder received 1,030 of Series XIV Notes. Under Option B, 39.17% of the notes which participated in the exchange were accepted.

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

(ii)	any reductions of Indebtedness of IRSA on a consolidated basis after the Issue Date any reductions of Indebtedness of after the Issue Date exchanged for to Capital Stock of IRSA or its Subsidiaries.

Series XV and XVI Notes (issued by IRSA)

On January 31, 2023, the company issued in the local market a total amount of USD 90 million through the following Notes:

• Series XV Notes: denominated and payable in U.S. dollars for a total of USD 61.7 million at a fixed rate of 8.0%, with semi-annual payments. The principal payment will be in one installment at maturity on March 25, 2025. The issue price was 100.0% of the face value.

• Series XVI Notes: denominated and payable in U.S. dollars for a total of USD 28.2 million at a fixed rate of 7.0%, with semi-annual payments. The principal payment will be in one installment at maturity on July 25, 2025. The issue price was 100.0% of the face value.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XVII Notes (issued by IRSA)

On June 7, 2023, IRSA issued in the local market a total amount of USD 25 million, the main characteristics of the issuance are detailed below:

• Series XVII Notes: denominated and payable in U.S. dollars for a total of USD 25 million at a fixed rate of 5.0%, with semi-annual payments (except for the first interest payment, which will be nine months from the settlement). The capital payment will be done in one installment at maturity on December 7, 2025. The issue price was 100.0% of the face value.

The proceeds will mainly be used to refinance short-term liabilities and working capital.

C. Research and Developments, Patents and Licenses

Investments in technology, in our agricultural business, amounted to ARS 155 million, ARS 75 million and ARS 43 million for fiscal years 2023, 2022 and 2021 respectively. Our total technology investments aimed to increase the productivity of purchased land have amounted to ARS 12,008 million since fiscal year 1995.

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

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s WEO, worldwide GDP is expected to grow 3.0% in 2023 and 2024. As with the July 2023 WEO projections the rise in central bank policy rates to fight inflation continues to weigh on economic activity.

Global headline inflation is expected to fall from 8.7 percent in 2022 to 6.8 percent in 2023 and 5.2 percent in 2024, according to IMF’s WEO. Inflation could remain high and even rise if further shocks occur, including those from an intensification of the war in Ukraine and extreme weather-related events, triggering more restrictive monetary policy. On the upside, inflation could fall faster than expected, reducing the need for tight monetary policy, and domestic demand could again prove more resilient. In this sense, the buildup of gas inventories in Europe and weaker-than-expected demand in China, energy and food prices have dropped substantially from their 2022 peaks, although food prices remain elevated.

The global recovery from the Covid-19 pandemic and Russia’s invasion of Ukraine is slowing amid widening divergences among economic sectors and regions. China’s recovery could slow, in part as a result of unresolved real estate problems, with negative cross-border spillovers.

Manufacturing activity and consumption of services in China rebounded when Chinese authorities abandoned their strict lockdown policies; net exports contributed strongly to sequential growth in February and March as supply chains normalized and firms swiftly put backlogs of orders into production. Nonetheless, continued weakness in the real estate sector is weighing on investment, and foreign demand remains weak.

In addition, banking scare remained contained and limited to problematic regional banks in the United States and Credit Suisse in Switzerland. Accordingly, since the April 2023 WEO, global financial conditions have eased, a sign that financial markets may have become less concerned about risks to financial stability coming from the banking sector. But tight monetary policy continues to put some banks under pressure, both directly (through higher costs of funding) and indirectly (by increasing credit risk).

Argentine macroeconomic context

Shopping malls sales reached a total ARS 144,743.3 million in June 2023, which represents a 149.5% increase as compared to June 2022. Accumulated sales for the first six months, represent a 143.3% in current terms and 12.8% increase in real terms as compared to the same period of 2022.

The INDEC reported that, for the eight months ended August 31, 2023, industrial activity in Argentina decreased by 3.1% compared to the same period in 2022. The textile industry accumulated a 2.7% growth during the first eight months of 2023 as compared to the same period last year. Moreover, the EMAE as of July 31, 2023, decreased by 1.3% compared to the same month in 2022.

Regarding the balance of payments, in the second quarter of 2023 the current account deficit reached USD 6.351 million, with USD 3,662 million allocated to the goods and services trade balance, and USD 3,409 million to the net primary deficit, and a surplus of USD 719 million to net secondary income.

During the second quarter of 2023, the financial account recorded a net capital inflow of USD 7,602 million, which was the result of a net fall in external financial assets held by residents of USD 5,166 million and a net increase in external liabilities of USD 2,436 million. This represents an increase in the net capital inflow of USD 4,513 million in relation to with what was estimated for the same quarter of the previous year.

As of June 30, 2023, international reserves reached USD 27,926 million, which implied an accounting decrease of USD 11,134 million compared to the previous quarter. This effect is mainly explained by balance of payments transactions for USD 10,058 million, and by a decreased of USD 1,076 million, driven by the changes in currencies parities.

In local financial markets, the Private Badlar rate in Pesos ranged from 50.63% to 92.25% in the period from July 2022 to June 2023, averaging 70.83% in June 2023 compared to 38.06% in June 2022. As of June 30, 2023, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 256.70 per USD 1.00. As of June 30, 2023, Argentina’s country risk decreased by 367 basis points in year-on-year terms. The debt premium paid by Argentina was 2,061 basis points in June 2023, compared to 229 basis points paid by Brazil and 376 basis points paid by Mexico.

As of October 12, 2023, the Private Badlar rate in Pesos peaked at 114.0625%. As of October 18, 2023, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 350.10 per USD 1.00. As of October 17, 2023, Argentina’s country risk decreased by 461 basis points in year-on-year terms. The debt premium paid by Argentina was at 2,376 basis points as of October 17, 2023, compared to 204 basis points paid by Brazil and 372 basis points paid by Mexico as of that same date.

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

According to the World Agricultural Supply and Demand Estimates Repro published by the United States Department of Agriculture on September 12, 2023, world soybean production for the season 2023/2024 is expected to be about 401.33 million tons, an increase of 8.4% as compared to the season 2022/2023. Argentina, is one of the major exporters of Soybean together with Brazil, Paraguay and Uruguay. Argentina’s soybean production and soybean exports for the season 2023/2024 are expected to be about 48.00 million tons and 4.60 million tons, respectively. This means a 92.0% increase in Argentina’s soybean production, and a 15.0% increase on its soybean exports; compared with the season 2022/2023.

World corn production is expected to be about 1,214.29 million tons for season 2023/2024, 5.08% more than in the previous season. Argentina is the world’s third largest corn exporter after United States and Brazil, and followed by Ukraine, Russia and South Africa. For the season 2023/2024 Argentina’s corn production and exports are expected to be about 54.0 million tons and 40.5 million tons, respectively. That means a 58.8% increase in Argentinia’s corn production, and a 76.1% increase on its corn exports; compared with the season 2022/2023.

The policies implemented by the new government ever since taking office have led to better projections for the agricultural industry. Mainly, the strong devaluation of the Peso, tax reductions on exports and special exchange rate for soybean products have improved the situation of agricultural growers.

World wheat production is expected to be about 787.34 million tons for season 2023/2024, a decrease of 0.4% as compared to the season 2022/2023. Argentina’s wheat production and wheat exports for the season 2022/2023 are expected to be about 16.50 million tons and 11.50 million tons, respectively. This means a 31.5% increase in Argentina’s wheat production, and a 155.6% increase on its wheat exports; compared with the season 2022/2023.

Cattle

According to the Argentine Ministry of Agriculture, Livestock and Fisheries and the Argentine Ministry of Economy, in June 2023, cattle represented 53.7% of total meat production, followed by poultry with the 34.7% and porcine with 11.7%. Compared to the previous year, chicken production decreased 1.7% and porcine production increased 0.4%.

In July 2023, cattle production reached 290 thousand tons, 2.4% less than the previous month and an increase of 10.7% compared to the previous year. Meanwhile, slaughtered heads amounted to 1.29 million in July 2023, 2% less than the previous month and an increase of 16% compare to the previous year.

When analazying the last 12 months to July 2023, 1.4 million more animals were slaughtered than in the previous 12 months, of which 54% were females. Furthermore, the slaughter of females was 48.6% in July 2023, following the high value of the previous 4 months.

Urban Properties and Investment Business

Evolution of Shopping Malls in Argentina

In August 2023, the CCI showed a 1.15% increase compared to July 2023, and a 18.95% increase compared to August 2022. Shopping mall sales increased 149.5% in the fiscal 2023 compared to fiscal 2022. Accumulated sales for the first six months, represent a 143.3% in current terms and 12.8% increase in real terms as compared to the same period of 2022.

Evolution of Office Properties in Argentina

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by Covid-19 brought with it a combination of lower demand, increased vacancies, and a slight decrease in the rental prices of category A + and A office buildings in Buenos Aires.

According to Colliers, the second quarter of 2023 closes with a vacancy in the order of 17.52% regarding the premium market of the City of Buenos Aires, slightly decreasing when compared to the previous quarter. Rental prices did not undergo major changes during the second quarter of the year 2023. Category A+ properties have an average price of 23.9 USD/sqm and class A properties of 18.7 USD/sqm. Regarding the average price per submarket, Catalinas and Norte CABA reflect the highest with records of 26.41 USD/sqm and 26.01 USD/sqm respectively.

Evolution of the Hotel industry in Argentina

According to the EOH prepared by INDEC, in June 2023, overnight stays at hotel and para-hotel establishments were estimated at 3.4 million, 17.1% more than the same month the previous year. Overnight stays by resident and nonresident travelers increased by 9.8% and 59.4%, respectively. Total travelers who stayed at hotels during June 2023 were 1.5 million, a 17.2% increase compared to the same month the previous year. The number of resident and nonresident travelers increased by 9.4% and 66.1%, respectively. The Room Occupancy Rate in June 2023 was 44.1%, compared to a 40.7% of the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 33.0%, compared to a 31.0% of the same month the previous year.

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

Estimation	Main assumptions	Potential implications	Main references (1)
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

Business continuity of cash-generating units.

Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).

		Should any of the assumptions made be inaccurate; this could lead to differences in the recoverable values of cash-generating units.	Note 8 - Investments in associates and joint ventures Note 10 - Property, plant and equipment Note 12 - Intangible assets
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

		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.3 - Scope of consolidation; “de facto control”
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 - Property, plant and equipment Note 12 - Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 9.	Incorrect valuation of investment property values	Note 9 - Investment properties
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

(1) Reference to notes to our Audited Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Under the Argentine General Corporation Law, corporations are managed by a board of directors elected at a shareholders’ meeting. Pursuant to section 59 of the Argentine General Corporation Law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s by-laws or regulations, if any, and for any damage caused to these parties by fraud, abuse of authority or negligence, as provided for in Section 274 of the Argentine General Corporation Law. The following concepts are considered an integral part of a director’s duty of loyalty: (i) the prohibition to use the company’s assets and confidential information for private purposes; (ii) the prohibition to take advantage of, or allow others to take advantage, by action or omission, of the company’s business opportunities; (iii) the obligation to exercise their powers only for the purposes set forth by law, the bylaws of the company, or the resolutions of the shareholders or the board of directors; (iv) the obligation to act diligently in the preparation and disclosure of the information provided to the market and to ensure the independence of the company’s external auditors; and (v) the obligation to look after the company’s best interests, so that the actions of the board of directors are not contrary, directly or indirectly, to those interests. In accordance with the Argentine General Corporation Law, specific functions may be assigned to a director by statute or a resolution of the general shareholders’ meeting. In such cases, the attribution of responsibility will be based on individual performance, provided that the assignment of specific functions had been registered in the Public Registry. Under the Argentine General Corporation Law, directors cannot perform activities in competition with the company without the express authorization of the shareholders’ meeting. Directors must inform the board and the supervisory committee about any conflict of interest they may have regarding a proposed transaction and must abstain from voting on such matters.

A director shall not be responsible for the decisions taken in a board of directors’ meeting as long as he or she states his or her opposition in writing and informs the supervisory committee before any claim arises. Except in the event of a mandatory liquidation or bankruptcy, a director’s performance approved by the company’s shareholders releases such director of any liability for his performance, unless shareholders representing 5% or more of the company’s capital stock object to that approval, or the decision is taken in violation of the applicable laws or the company’s by-laws. The company is entitled to file judicial actions against a director if a majority of the company’s shareholders at a shareholders’ meeting requests that action. If the company does not initiate a legal claim within three (3) months since the shareholders resolution was approved, any shareholder will be entitled to file the claim on the company’s behalf.

Under the Argentine General Corporation Law, the board of directors is in charge of the management of the company and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine General Corporation Law, our by-laws and other applicable regulations. Furthermore, our board of directors is generally responsible for the execution of the resolutions passed by shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders. Under the Argentine General Corporation Law, the duties and responsibilities of an alternate director, when acting in the place of a director on a temporary or permanent basis, are the same as those discussed above for directors, and they have no other duties or responsibilities as alternate directors.

We are managed by a board of directors. Our bylaws provide that our Board of Directors shall consist of a minimum of three and a maximum of fifteen regular directors and the same or less numbers of alternate directors. Currently, our board is composed by twelve regular directors and six alternate directors. The directors will renew their positions at the rate of one third of the total number each year. For this purpose, once the amendment to the Company’s by-laws is approved, the first ordinary shareholders meeting will decide for the first time the duration of the Directors that are elected to comply with the above provisions. Notwithstanding the foregoing, each annual shareholders’ meeting will decide in each case the increase or decrease in the number of directors, their election and also, the duration in their positions, being established that in the hypothetical case that the Board of Directors is integrated with a number less than nine members, it may not be renewed in a partial or staggered manner, if the exercise of the cumulative vote is prevented in this way. The directors and alternate directors may be re-elected indefinitely.

Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a regular director or until a new director is appointed.

The table below shows information about our regular directors and alternate (For information see, “Recent Developments- General Ordinary Shareholders’ Meeting”):

Directors (1)	Date of Birth	Position in Cresud	Term Expires (2)	Date appointed to the current office	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/26	10/05/23	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/26	10/05/23	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/25	10/28/22	1994
Jorge O. Fernández	01/08/1939	Regular Director	06/30/24	10/21/21	2003
Fernando A. Elsztain	01/04/1961	Regular Director	06/30/25	10/28/22	2004
Mariana Renata Carmona	02/11/1961	Regular Director	06/30/26	10/05/23	2020
Alejandro G. Casaretto	10/15/1952	Regular Director	06/30/26	10/05/23	2008
Liliana Glikin	03/29/1953	Regular Director	06/30/24	10/28/22	2019
Alejandro Bartolome	12/09/1954	Regular Director	06/30/25	10/28/22	2019
Gabriela Macagni	01/13/1964	Regular Director	06/30/25	10/28/22	2020
Enrique Antonini	03/16/1950	Regular Director	06/30/24	10/28/22	2022
Nicolás Bendersky	04/21/1983	Regular Director	06/30/24	10/28/22	2022
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/26	10/05/23	2007
Ilan Elsztain	01/08/1992	Alternate Director	06/30/25	10/28/22	2020
Iair Elsztain	03/05/1995	Alternate Director	06/30/25	10/28/22	2020
Gabriel A.G. Reznik	11/18/1958	Alternate Director	06/30/24	10/21/21	2021
Pedro D. Labaqui Palacio	02/22/1943	Alternate Director	06/30/24	10/21/21	2021

_______________

(1)	The business address of our management is Carlos Della Paolera 261, 9th Floor, (C1001ADA) Buenos Aires, Argentina.
(2)	Term expires at the annual ordinary shareholders’ meeting.

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

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Eduardo S. Elsztain has been engaged in the real estate business for more than thirty years. He is the Chairman of the Board of Directors of IRSA, Banco Hipotecario, BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., Austral Gold Ltd. and Consultores Asset Management S.A., among other companies. He also Chairs Fundación IRSA, is a member of the World Economic Forum, the Council of the Americas, the Group of Fifty and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as Vice President of the World Jewish Congress.

Saúl Zang. Mr. Zang holds a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-Chairman I of IRSA, Consultores Asset Management S.A. and Chairman at Puerto Retiro S.A. He is also director of Banco Hipotecario, BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., Fibesa S.A.U., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Alejandro Gustavo Elsztain holds an agricultural engineer degree from the Universidad de Buenos Aires. He completed the Advanced Management Program at Harvard Business School. He is currently serving as Vice-President II of IRSA, and Vice President of Nuevas Fronteras S.A. and Hoteles Argentinos S.A.U. He is also director of BrasilAgro, a Brazilian agricultural company, FYO and Agrofy. He is also the president of Fundación Hillel Argentina.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from Universidad de Buenos Aires. He has performed professional activities at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial institutions and associations.

Fernando Adrián Elsztain. Mr. Fernando Adrián Elsztain holds an architecture degree from Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is Chairman of the Board of Directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA, Hoteles Argentinos S.A.U. and Llao Llao Resorts S.A., and an alternate director of Puerto Retiro S.A.

Mariana R. Carmona. Ms. Carmona has a degree on Psychology from the Universidad de Buenos Aires. She is a founder and director of the Fundación Museo de los Niños and member of IWF Argentina. She is also the Vice President I of Consultores Asset Management S.A.

Alejandro Gustavo Casaretto. Mr. Casaretto obtained a degree in agricultural engineering from Universidad de Buenos Aires. He has served as our technical manager, farm manager, and technical coordinator since 1975. He joined as a member of the board of directors from 2008.

Liliana Irene Glikin. Ms. Glikin has obtained a law degree from the Universidad de Buenos Aires and a journalist degree from the Journalism School of the “Circulo de la Prensa”. She is also law professor at the Universidad de Buenos Aires. She is partner and legal advisor in “Stolkiner y Asociados” firm, and she is also partner of the law firm Glikin-Rapoport.

Alejandro Mario Bartolome. Mr. Bartolomé has a degree in agronomy from the Universidad de Buenos Aires and also has a Master of Science from the Reading University, England. He is an entrepreneur and wine producer. He is co-founder and ex director of GDM, former Don Mario, a leader company focus on genetics in the world. He has worked as production manager and CEO of the Company.

Gabriela Macagni. Ms. Macagni has a degree in chemical engineering from the Technological Institute of Buenos Aires (ITBA) and postgraduate degrees in business from the Harvard Business School and the Stanford Business School. She started her career in 1987 as a consultant at Accenture. She worked at Citibank since 1990, developing in the investment banking area, where he was responsible for structuring operations for more than USD 2,000 million, in the local and international capital markets. As a senior manager in commercial banking, she led the Media and Telecommunications unit. After the 2002 crisis, she was responsible for the Corporate Restructuring area and in 2005 she was appointed member of the executive board, in charge of Strategic Planning. In 2001 she was appointed as executive manager of Endeavor. From 2015 to 2019, she served as an independent director of Grupo Supervielle (NYSE: SUPV) where she was a member of the Audit, Human Resources, Compliance and Corporate Governance. She led the launch and operation of the Superville Corporate Venture Fund until March 2020. She is currently an independent director of HSBC Argentina, a member of the ITBA board of directors and a trustee of the San Andrés Civil Educational Association.

Enrique Antonini. Mr. Antonini is a lawyer, graduated with honors from the Law School of the University of Buenos Aires. He works as Director of Banco Mariva S.A. from 1991 to date. He is a Regular Director of the Buenos Aires Stock Exchange.

Nicolás Bendersky. Mr. Bendersky has a degree in Economics and a Master’s Degree in Finance from CEMA University. He began his career in 2001 in the Corporate Finance area of IRSA and CRESUD and between 2004 and 2014, he held various positions at Consultores Asset Management S.A. where he currently works as CIO. Between 2015 and 2021, he was part of the boards of numerous leading public and private companies in Israel and is currently a regular member of the Board of Banco Hipotecario and IRSA.

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business from the Universidad de Belgrano. He has also an MBA from Universidad del CEMA. He has been director for 35 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina. Currently he is vice-chairman of such company’s board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

Ilan Elsztain. Mr. Elsztain obtained a Bachelor’s degree in Economics from the University of Buenos Aires. For 5 years he worked in different group companies: Avenida and Fibesa S.A. He is currently alternate director of Consultores Asset Management S.A., where he carries out research work.

Iair Elsztain. Mr. Elsztain is currently working for a company called Upland, in which he has a temporary contract until February 2024. He is a member of the Board of Directors and founder of ISE (Israel Startup Experience), an 8 month experience for young people in Israel and is also alternate director of IRSA.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from Universidad de Buenos Aires. He worked for IRSA since 1992 until May 2005 at which time he resigned. He had formerly worked for an independent construction company in Argentina. He is an alternate director of IRSA.

Pedro Damaso Labaqui Palacio. Mr. Labaqui obtained a law degree from Universidad de Buenos Aires. Previously, he was a member of the Board of Directors of Bapro Medios de Pago S.A.

Employment contracts with certain members of our board of directors

We do not have written contracts with our directors. However, Eduardo S. Elsztain, Saul Zang, Alejandro G. Elsztain and Fernando A. Elsztain are employed by us under the Labor Contract Law No. 20,744.

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

The following table shows information about our current senior management of the Operations Center in Argentina (designated by the board of directors meeting):

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	CEO	1994
Matías I. Gaivironsky	02/23/1976	Chief Financial and Administrative Officer	2011
Diego Chillado Biaus	09/15/1978	CEO of Operations in Argentina	2022

The following is a biographical description of each of our senior managers who are not directors:

Matías Iván Gaivironsky. Mr. Matías Gaivironsky holds a degree in business administration from Universidad de Buenos Aires and a master’s degree in finance from Universidad del CEMA. Since 1997 he has served in various positions at IRSA Commercial Properties, IRSA, CRESUD and in 2009 he was appointed CFO of Tarshop. Since 2011, he serves as Chief Administrative and Financial Officer of IRSA and CRESUD. Mr. Gaivironsky is also director of Banco Hipotecario.

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

The executive committee is responsible for the management of our business pursuant to the authority delegated by our board of directors in accordance with applicable law and our bylaws. Pursuant to Section 269 of the Argentine General Corporation Law, the executive committee is only responsible for the management of the day-to-day business. Our bylaws authorize the executive committee to: designate the managers of our Company and establish the duties and compensation of such managers; grant and revoke powers of attorney on behalf of our Company; hire, discipline and fire personnel and determine wages, salaries and compensation of personnel; enter into contracts related to our business; manage our assets; enter into loan agreements for our business and establish liens to secure our obligations; and perform any other acts necessary to manage our day-to-day business.

Supervisory Committee

LGS and the Argentine Capital Market Law require any corporation that has made a public offering in Argentina, such as us, to have a supervisory committee (comisión fiscalizadora). Pursuant to Law No. 19,950, only lawyers and accountants admitted to practice in Argentina or civil partnerships composed of such persons may serve as statutory auditors in an Argentine sociedad anónima.

The primary responsibilities of the supervisory committee are to monitor the management’s compliance with the LGS, the applicable bylaws, regulations, if any, and the shareholders’ resolutions, and to perform other functions, including, but not limited to: (i) supervise and inspect the corporate books and records whenever necessary, but at least quarterly; (ii) attend meetings of the directors, executive committee, audit committee and shareholders; (iii) prepare an annual report concerning our financial condition and submit it to our shareholders at the ordinary annual meeting; (iv) provide certain information regarding the company, in response to the request of shareholders representing at least 2% of the capital stock; (v) call an extraordinary shareholders’ meeting when necessary, on its own initiative or at the request of the shareholders, or an ordinary one when our boards of directors fails to do so; (vi) supervise and monitor compliance with laws and regulations, the applicable bylaws and the shareholders’ resolutions; and (vii) investigate written complaints made by shareholders representing at least 2% of the capital stock.

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

Our supervisory committee (comisión fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our bylaws and resolutions adopted at the shareholders’ meetings. The members of our supervisory committee are appointed at our annual general ordinary shareholders’ meeting for a one-fiscal year term. Our supervisory committee is composed of three regular members and three alternate members and pursuant to Section 294 of LGS must meet at least every three months.

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 5, 2023:

Name	Date of Birth	Position	Term Expiration	Position Held Since
José D. Abelovich	07/20/1956	Member	2024	1992
Marcelo H. Fuxman	11/30/1955	Member	2024	1992
Noemí I. Cohn	05/20/1959	Member	2024	2010
Roberto D. Murmis	04/07/1959	Alternate Member	2024	2005
Paula Sotelo	10/08/1971	Alternate Member	2024	2020
Cynthia Deokmellian	08/06/1976	Alternate Member	2024	2020

All members of the supervisory committee qualify as independent, in accordance with CNV Resolution No. 400/2002 Rules.

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich holds an accounting degree from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. -NEIXA, firm of Accountants member of Nexia International, a global network of accounting and consulting firms. Mr. Abelovich participates, among others, in the Supervisory Committees of IRSA, Pampa Energía SA, CRESUD S.A. and Banco Hipotecario.

Marcelo Héctor Fuxman. Mr. Fuxman holds an accounting degree from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L. -NEIXA, firm of Accountants member of Nexia International, a global network of accounting and consulting firms. He is also a member of the Supervisory Committees of IRSA, Inversora Bolívar S.A. and Banco Hipotecario, among other companies.

Noemí Ivonne Cohn. Ms. Cohn holds an accounting degree from the Universidad de Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L. -NEIXA, firm of Accountants member of Nexia International, a global network of accounting and consulting firms. Ms. Cohn worked in the audit area of Harteneck, Lopez y Cía., Coopers & Lybrand in Argentina and Los Angeles, California. She is also a member of the Supervisory Committees of IRSA, Futuros y Opciones.com S.A. and Pan American Mall S.A., among other companies.

Roberto Daniel Murmis. Mr. Murmis holds accounting and law degrees from the Universidad de Buenos Aires. He is a partner at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is a member of the Tax Affairs Commission and of the General Council of the Argentine Chamber of Commerce. He formerly served as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Mr. Murmis also is alternate member of the supervisory committees of IRSA, Futuros y Opciones.com S.A. and Arcos del Gourmet S.A., among other companies.

Cynthia Deokmelian. Mrs Deokmellian obtained a degree in accounting from Universidad de Buenos Aires. She is partner at Abelovich, Polano y Asociados S.R.L. – NEXIA, an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. Previously, he was Senior Manager in the audit department of KPMG in Argentina. Furthermore, she is a member of the Supervisory Committees of IRSA, Futuros y Opciones.Com and FyO Acopio S.A., among other companies.

Paula Sotelo. Ms. Sotelo holds an accounting degree from Universidad de Buenos Aires. She is partner of Abelovich, Polano y Asociados S.R.L. – NEXIA, an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. Previously, she was Senior Manager in the audit area of KPMG Argentina and also worked in the professional practice department at KPMG New York. She is a member of the Supervisory Committees of IRSA, Hoteles Argentinos S.A.U, Futuros y Opciones.Com S.A. and FyO Acopio S.A., among others.

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

B. Compensation

Compensation of directors

Under the Argentine General Corporation Law, if the compensation of the members of the Board of Directors and the Supervisory Committee is not established in the bylaws of the Company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the Board of Directors and the Supervisory Committee, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased in proportion to the distribution up to such limit if all earnings are distributed. For purposes of applying this provision, the reduction in the distribution of dividends derived from reducing the Board of Directors’ and Supervisory Committee’s fees will not be considered.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine Corporation Law and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered at the shareholders’ meeting.

At our shareholders’ meeting held on October 5, 2023, a compensation for an aggregate amount of ARS 129,1 million was approved for all of our directors for the fiscal year ended June 30, 2023.

This compensation approved by the annual ordinary shareholders’ meeting pertains to the Company’s individual board and does not consider inflation adjustment. For accounting purposes, the consolidated compensation for the Board of Directors accrued during the fiscal year ended June 30, 2022 and 2023 was ARS 3,928 million and ARS 10,253 million, respectively.

Compensation of Supervisory Committee

Our shareholders’ meeting held on October 5, 2023 further approved by majority vote a compensation for an aggregate amount of ARS 8.5 million to our Supervisory Committee for the fiscal year ended June 30, 2023.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation paid to our senior management of the urban properties and investment business and the Agricultural Business for the fiscal year ended June 30, 2023, was ARS 71.5 million.

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

Contribution expense was ARS 441 million and ARS 369 million for the fiscal years ended June 30, 2023 and 2022, respectively. Employee contributions are held in a mutual fund. Contributions we make on behalf of our employees are held temporarily in a company account until the trust is set up. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

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

Employee long-term incentive - Brasilagro

On October 2, 2017, the General Shareholders’ Meeting approved the creation of the Long-Term Share-Based Incentive Plan (“ILPA Plan”), a compensation program in which participants are entitled to receive a number of issued shares by the company if the objectives defined in the agreement are achieved. The ILPA Plan was divided into 3 programs and requires beneficiaries to remain with the Company for a specified period (consolidation period), in addition to having cumulative key performance indicators (“KPls”) that can define, increase or decrease the number of actions, classifying the result according to the 3 categories that make up the plan. The first compensation program (“ILPA 1”) was approved by the Board of Directors on June 18, 2018, and ended during the year June 30, 2021. The accumulated expenses of the plan reached ARS 116 million with compensation and ARS 81 million in charges.

On May 6, 2021, the Board of Directors approved the terms of the second share-based compensation program (“ILPA 2”), giving continuity to the ILPA Plan, establishing the characteristics and general rules of the new plan, such as a maximum number of shares and the list of eligible employees, appointed by a designated committee and approved by the Board. The structure of the 2nd program is maintained in accordance with the basic guidelines of the ILPA Plan, which basically include the permanence of employees during the accrual period and the achievement of KPIs accumulated between 1 July 2020 and June 30, 2023 (consolidation period).

As of June 30, 2023, ILPA 2 expenses totaled ARS 669 million.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office see “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management.”

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment, other than those described under the following sections: (i) “Item 6 Directors, Senior Management and Employees - B. Compensation - Capitalization Plan” and (ii) “Item 6 Directors, Senior Management and Employees - B. Compensation - Long Term Incentive Program”.

D. Employees

As of June 30, 2023, we had 2,706 employees.

As of such date, we had 641 employees in our Agricultural Business in Argentina, including Cresud employees and FyO but not those of Agro-Uranga S.A. Approximately 30% are under collective labor agreements.

We employ 511 people in our International Agricultural businesses, composed of 455 employees of BrasilAgro, 31 employees in the companies located in Paraguay, 25 employees in the companies located in Bolivia.

Our Shopping Malls, Offices, Sales and Developments and Other businesses had 667 employees with 260 represented by the Union of Commerce Employees (Sindicato de Empleados de Comercio). Our Hotels segment had 622 employees with 528 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows the number of employees in the Company’s various businesses as of the dates mentioned below:

		Urban Business
	Agricultural Business(1)	Shopping Malls, Offices, Sales and Developments and Other Business	Hotels(2)	Shared Service Center	Corporate Areas	Total
June 30, 2021	964	633	652	209	90	2,514
June 30, 2022	1,053	656	750	212	84	2,706
June 30, 2023	1,152	667	622	235	84	2,760

________________

(1)	Agricultural Business includes CRESUD, FyO, BrasilAgro, Acres and Palmeiras.
(2)	Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2023:

		Share ownership
Name	Position	Number of Shares (2)	Percentage	Number of Warrants (3)	Percentage Fully Diluted
Directors			%		%
Eduardo Sergio Elsztain (1)	Chairman	228,519,673	38.5	35,138,100	38.7
Saúl Zang	First vice-chairman	7,146,475	1.2	2,092,830	1.4
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	13,726,615	2.3	3,468,205	2.5
Jorge Oscar Fernández	Director	279,919	0.0	-	0.0
Fernando Adrián Elsztain	Director	590,874	0,1	606,061	0.1
Mariana Carmona	Director	-	-	-	-
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural Real Estate	198,581	0.0	49,874	0.0
Liliana Rene Glikin	Director	-	-	-	-
Alejandro Mario Bartolome	Director	-	-	-	-
Gabriela Macagni	Director	-	-	-	-
Nicolas Bendersky	Director	190,921	0.0	28,410	0.0
Enrique Antonini	Director	-	-	-	-
Gastón Armando Lernoud (4)	Alternate Director	228,749	0.0	46,672	0.0
Eduardo Ohan Kalpakian	Alternate Director	-	-	-	-
Ilan Elsztain	Alternate Director	14,470	0.0	5,422	0.0
Iair Elsztain	Alternate Director	725	0.0	108	0.0
Gabriel A. G. Reznik	Alternate Director	-	-	-	-
Pedro Damaso Labaqui Palacio	Alternate Director	-	-	-	-

Senior Management
Matias Gaivironsky	Chief Financial and Administrative Officer	337,327	0.1	226,632	0.1
Diego Chillado Biaus	General Manager of Argentina’s Operations	71,663	0.0	101,497	0.0

Supervisory Committee
José Daniel Abelovich	Member	-	-	-	-
Marcelo Héctor Fuxman	Member	-	-	-	-
Noemí Ivonne Cohn	Member	-	-	-	-
Roberto Daniel Murmis	Alternate member	-	-	-	-
Cynthia Deokmelian	Alternate member	-	-	-	-
Paula Sotelo	Alternate member	-	-	-	-

_________________

(1)

Includes (i) 107,515,766 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,120 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (iii) 33,078,460 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and (iv) 87,924,327 common shares directly owned by Mr. Eduardo S. Elsztain.

(2)	As of June 30, 2023, the outstanding shares were 593,389,883 and we own 7,344,096 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.
(3)

In March 2021, 90 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2023, the warrants outstanding common was 88,293,771, and as a subsequent event, on September 29, 2023, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased from 88,293,771 to 88,236,618, for more information, see “Recent Developments - Exercise of Warrants”. On May 11, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and shares distributed to the shareholders on May 8, 2023, being the current Ratio of 1.1232 shares per option and a price of USD 0.5036 per share.

(4)	On the Ordinary General Shareholders’ Meeting held on October 5, 2023, the director’s position was not renewed.

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

Item 7. Major shareholders and related party transactions

A. Major Shareholders

Information about Major Shareholders Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to beneficially own at least 5% of our common shares, ANSES (The Argentine Social Security National Agency) and all our directors and officers as a group.

	Share Ownership as of June 30, 2023
Shareholder	Number of Shares	Percentage (4)	Number of Warrants	Percentage Fully Diluted (5)
		%		%
Eduardo Sergio Elsztain (1)(2)	228,519,673	38.5	35,138,100	38.7
Directors and officers (3)	22,786,319	3.8	6,625,711	4.4
ANSES	23,889,445	4.0	3,617,316	4.0
Others	318,194,446	53.6	42,912,644	52.9
Total	593,389,883	100.0	88,293,771	100.0

____________________

(1)

Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.

(2)

As a result, Mr. Elsztain may be deemed beneficial owner of 38.5% of our total shares, which includes (i) 107,515,766 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,120 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (iii) 33,078,460 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and (iv) 87,924,327 common shares directly owned by Mr. Eduardo S. Elsztain.

(3)	Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.
(4)	As of June 30, 2023, the outstanding shares was 593,389,883 and we own 7,344,096 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.
(5)

In March 2021, 90 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2023, the warrants outstanding common was 88,293,771, and as a subsequent event, on September 29, 2023, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased from 88,293,771 to 88,236,618, for more information, see “Recent Developments - Exercise of Warrants”. On May 11, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and shares distributed to the shareholders on May 8, 2023, being the current Ratio of 1.1232 shares per option and a price of USD 0.5036 per share.

	As of June 30,
	2023	2022	2021	2020	2019
	% (5)
Eduardo S. Elsztain(1)(2)	38.5	36.6	36.5	36.9	36.4
Directors and officers(3)	3.8	3.7	3.4	3.2	3.0
ANSES	4.0	4.0	4.0	3.8	3.7
Newfoundland Capital Management(4)	-	-	-	0.8	11.0
Macquarie Investment Management(4)	4.0	3.9	4.0	4.8	5.0
Others	49.7	51.8	52.1	50.5	40.9
Total	100.0	100.0	100.0	100.0	100.0

______________________

(1)

Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.

(2)

As a result, Mr. Elsztain may be deemed beneficial owner of 38.5% of our total shares, which includes (i) 107,515,766 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,120 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (iii) 33,078,460 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and (iv) 87,924,327 common shares directly owned by Mr. Eduardo S. Elsztain.

(3)	Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.
(4)	According to the Form filed with the SEC.
(5)	As of June 30, 2023, the outstanding shares was 593,389,883 and we own 7,344,096 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2023, our total issued and outstanding capital stock outstanding consisted of 593,389,883 common shares. As of June 30, 2023, there were approximately 47,792,418 American Depositary Shares (representing 477,924,180 of our common shares, or 80.5% of all our outstanding shares held) in the United States by approximately 41 registered holders of American Depositary Shares.

As of June 30, 2023, our directors and senior officers controlled, directly or indirectly, approximately 42.3% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

Additionally, in March 2021, 90 million options were issued that will entitle the holders through their exercise to acquire additional new shares. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year (provided that dates are business days in the city of New York and in the City of Buenos Aires) until their expiration 5 years from the date of issue. The warrants are available for trading on NASDAQ and ByMA under the tickers CRESW and CRE3W, respectively.

On May 11, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and shares distributed to the shareholders on May 8, 2023, being the current Ratio of 1.1232 shares per option and a price of USD 0.5036 per share. As of June 30, 2023, the warrants outstanding common was 88,293,771, and as a subsequent event, on September 29, 2023, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased from 88,293,771 to 88,236,618, for more information, see “Recent Developments - Exercise of Warrants”.

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

Offices and Shopping Mall Leases

We rented office space for our executive offices located at the Della Paolera tower at Della Paolera 261, floor 9th, City of Buenos Aires, Argentine which IRSA has owned, and which was sold to a non-related party. We also rent an office space that IRSA owns at the Abasto Shopping Mall.

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

Furthermore, IRSA also leases various stores, stands, storage space or advertising spaces in its shopping malls to third parties and related parties such as Banco Hipotecario.

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

The operations described above allow IRSA and us to keep our strategic and commercial decisions fully independent, with cost and profit apportionment allocated on the basis of operating efficiency and equity, applying when appropriate the terms of the shared services contract, to ensure that any one company benefiting at the expense of the others.

Hospitality Services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events to Nuevas Fronteras S.A., Hoteles Argentinos S.A.U. and Llao Llao Resorts S.A., subsidiaries of IRSA, all on arm’s-length terms and conditions.

Financial and Service Operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, other financial services, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario and its subsidiaries and FYO. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our cash in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario, among other entities.

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

Fundación Museo de los Niños has used these spaces to set up “Museo de los Niños, Abasto” and “Museo de los Niños, Rosario”, two interactive learning centers intended for children and adults. The agreements described above establish that the payment of common charges and direct expenses related to the services performed by these spaces must be borne by Fundación Museo de los Niños.

Borrowings

In the ordinary course of our business, we enter into loan agreements or credit facilities with related companies. The loans under these loan agreements and credit facilities accrue interest at prevailing market rates.

Operations with IFISA

On November 10, 2021, we inform that the Board of Directors has approved the extension for a term of one year of the loan granted by Cresud to IFISA, a company controlled by Mr. Eduardo Sergio Elsztain, president of the Company, for the amount of 3,235,000 IRSA GDSs at a rate of 1%, maintaining the remaining terms and conditions duly agreed upon. Cresud maintains the economic and political rights on IRSA’s GDSs.

On March 23, 2023, we informed that the Board of Directors has approved a loan granted by Cresud to IFISA, a company controlled by Mr. Eduardo Sergio Elsztain, president of the Company, for the amount of 1,500,000 IRSA GDSs at a rate of 1% of the IRSA ADR price on the last business day of the immediately preceding month. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with shares of equivalent value.

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

Investment in Dolphin Real Assets Fund SPC Ltd.

On August 31, 2021, Torodur S.A., an Uruguayan company wholly owned by IRSA, entered into a subscription agreement with Dolphin Fund Ltd., an investment fund, incorporated under the laws of Bermuda, controlled through equity shares by Tyrus S.A., an Uruguayan company wholly owned by IRSA and whose administrator is Consultores Venture Capital Uruguay S.A., an Uruguayan company indirectly controlled by Mr. Eduardo Elsztain, through the subscription of Class C Participating Shares of face value USD 0.01. Subsequently, on October 3, 2022, Dolphin Fund Ltd.’s investors, including Torodur S.A., contributed their holdings in said fund to Dolphin Real Assets Fund SPC Ltd., a fund established under the laws of British Virgin Islands in March 2022, whose administrator is Dolphin Manager Corp., a corporation also constituted under the laws of British Virgin Islands, which is controlled by Messrs. Eduardo Sergio Elsztain and Saúl Zang (85% and 15%, respectively), subscribing 164,478 participating shares issued by the portfolio named Argentina MMXXII, belonging to the mentioned fund which also has another portfolio called Dolphin Real Assets.

Legal Services

We receive legal services from ZBV Abogados, a law firm composed of partners who were part of Estudio Zang, Bergel & Viñes, of which Saúl Zang was a founding partner. Mr. Zang is a member of our Board of Directors and those of certain related companies. See “Item 6. Directors, Senior Management and Employees-Directors and Senior Management-Board of Directors.”

Purchases and sales of properties and hiring or provision of services

In the ordinary course of our business, we may acquire from or sell to our related parties certain real estate properties used for rental purposes or otherwise or contract or provide services from related parties, subject to our Audit Committee’s approval. Our Audit Committee must render an opinion as to whether the terms of these transactions can reasonably be expected to have been obtained by us in a comparable transaction on an arm’s-length basis with unrelated parties. In addition, if our Audit Committee so requires, valuation reports by independent specialist third parties must be obtained or quotes from other service providers.

Farmland Lease Agreement San Bernardo

We lease as tenants 10,896 hectares of farmland located in the Province of Córdoba, owned by San Bernardo de Córdoba S.A., pursuant to a lease agreement effective from July 1, 2023 until June 30, 2025, with a (1) one year lease extension.

The rent to be paid is an amount of Pesos equal to 1.25kg. of beef per hectare per year. The beef price will be set, considering the price per kilo of beef determined by the Indice Mercado Agroganadero (INMAG) according to the agreed calculation methodology. In addition, the parties have agreed on a variable price increase up to 50% of the net margin of the farmland production, deducted the fixed price previously paid.

Consulting Agreement

Pursuant to the terms of the Consulting Agreement with Consultores Asset Management effective as of November 7, 1994, as amended from time to time and by the last amendment dated September 6, 2017 in which certain adjustments were implemented to the purpose of the agreement by virtue of the broadness of Cresud’s business, Consultores Asset Management provides us advisory services on matters related to capital investments in all aspects of the agricultural, real estate, financing and hotels business, among others. One of our shareholders and the Chairman of our board of directors is the owner of 85% of the capital stock of Consultores Asset Management and our First Vice Chairman of the board of directors holds the remaining 15% of its capital stock. On the same date above mentioned, CAM assigned, with the conformity of Cresud, certain rights and obligations derived from the Consulting Agreement to Consultores Venture Capital Uruguay S.A. (“CVCU”), an Uruguayan company controlled 100% by CAM, therefore and currently the assessment to Cresud is partially provided by CVCU directly.

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

Under the Consulting Agreement, we pay Consultores Asset Management for its services, an annual fee equal to 10% of our annual after-tax net income. During the fiscal year 2021, no results were recognized for this concept. During the fiscal years 2023 and 2022 were recognized ARS 4,760 million and ARS 8,988 million, respectively.

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

Puerto Retiro

In 1991, Indarsa had purchased 90% of Tandanor, a former government-owned company, which owned a piece of land near Puerto Madero of approximately 8 hectares. Indarsa failed to pay to the Argentine Government the price for its purchase of the stock of Tandanor, and as a result the Argentine Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine Government is seeking to extend Indarsa’s bankruptcy to other companies or individuals which, according to its view, acted as a single economic group. In particular, the Argentine Government has requested the extension of Indarsa’s bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

In 1999, we, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock.

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. We cannot give you any assurance that we will prevail in this proceeding.

Currently Puerto Retiro S.A., has a plot of 8.3 hectares, which is affected by a zoning regulation defined as U.P. that prevents the property from being used for any purpose other than strictly port activities. The Company was involved in a bankruptcy extension lawsuit initiated by the Argentine Government, to which the Board is totally alien.

Tandanor has filed a civil action against Puerto Retiro and the people charged in the referred criminal case looking forward to being reimbursed from all the losses which have arisen upon the fraud committed. On March 7, 2015 Puerto Retiro responded by filing certain preliminary objections, such as limitation, lack of information to respond to the lawsuit, lack of legitimacy (active and passive). On July 12, 2016 Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal No. 5 related to the preliminary objections mentioned above. Two of them were rejected –lack of information and lack of legitimacy (passive). We filed an appeal with regard to this decision, which was rejected. The other two objections would be considered in the verdict.

On September 7, 2018, the Court read its verdict, according to which the preliminary objection of limitation filed by Puerto Retiro was successful. Nevertheless, in the criminal procedure -where Puerto Retiro is not a party- Court ordered the seizure confiscation (“decomiso”) of the land known as “Planta 1.” This Court’s verdict is not final, as it is subject to further appeals Puerto Retiro filed an appeal with regard to the confiscation of Planta I. This appeal has not yet been decided.

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

On February 21, 2020, an electronic document was received from the Federal Court of Criminal notifying the decision rejecting the appeals brought by Puerto Retiro against the verdict of the Federal Oral Court 5 that provided for the confiscation of the property Plant I and the distribution of costs in the order caused as regards the exception for the limitation of civil action brought by Puerto Retiro to which the Oral Court took place. Against that decision of appeal, Puerto Retiro was brought in a timely form of Federal Extraordinary Appeal. In addition, the Federal Criminal Cassation Chamber upheld the above limitation period by rejecting, to that effect, the appeal brought by the National State and Tandanor. Notwithstanding the fact that it is not possible to ensure with certainty the result of the denied federal extraordinary appeal, filed before the CSJN by Tandanor and the National State, against the Cassation decision that resolved to confirm the statute of limitations exception of the related civil action With the claim for damages filed by both subjects against Puerto Retiro S.A., it is estimated that the possibility that the aforementioned complaint resource prospers and, consequently, the CSJN revokes the exception of prescription of the civil action for damages, it is low.

Within the framework of the criminal case, the plaintiff denounced the non-compliance by Puerto Retiro S.A. of the precautionary measure decreed in the criminal court consisting of the prohibition to innovate and contract with respect to the premises subject of the civil action. As a result of such complaint, Federal Oral Court No. 5 filed an incident and ordered and executed the closure of the premises where the lease agreements with Los Cipreses S.A. and Flight Express S.A. were being performed, in order to enforce the compliance with the aforementioned measure. As a result of said circumstance, it was learned that the proceedings were transferred to the Criminal Court for the assignment of a court to investigate the possible commission of the crime of disobedience. As of the date of issuance of these Annual Report, there have been no further developments in this case.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record an impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Arcos del Gourmet

IRSA has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and is currently operating normally. Notwithstanding, the plaintiff appealed before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Superior Court ordered the Appeals Court to review the case on certain grounds. The Appeals Court rendered a new sentence on February 14, 2019. This new sentence rules that Arcos del Gourmet has to yield a portion of land to build a green park. Arcos del Gourmet filed an appeal before the Superior Court. This appeal has been decided and Arcos del Gourmet filed an appeal for appeal denied. On April 22, 2022, IRSA was notified of the ruling issued by the Superior Court of Justice of the City of Buenos Aires (TSJ) in the case “Arcos del Gourmet SA s/ complaint for appeal of unconstitutionality denied in the Federation of Commerce and Industry of the City of Buenos Aires (FECOBA) and others c/GCBA and others s/ amparo” (QTS 16501/2019-0) by which it was resolved to partially uphold the appeal of unconstitutionality filed by Arcos del Gourmet S.A. against the judgment issued by the Court of Appeals in the CAyTRC Chamber III (the “Chamber”) issued on February 14, 2019, action 11587856/2018. Through its ruling, the TSJ ruled that the demolition of the works carried out on the Property where the “Arcos District” Shopping Center is currently located was not appropriate, and instead the Company should assign to the City a portion of land, in accordance with the provisions of article 3.1.2 of the CPU, to be reserved for public use and utility, with unrestricted access and destined ‘specially and preferably to the generation of new landscaped green spaces. This area may come totally or partially from the property in which the shopping center is in operation or, where appropriate, from land surrounding the area. In the event that the company could not allocate the entire fraction of land, it should pay, after obtaining an expert opinion, an amount of money to allow the Government of the City of Buenos Aires to obtain a property destined for said public use. . Our legal advisors are analyzing the procedural steps to follow.

On May 18, 2015, we were notified that the AABE revoked the concession agreement entered into  with IRSA’s subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, IRSA’s former subsidiary, IRSA CP, filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, Arcos del Gourmet S.A. filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a complaint before the Federal Contentious Administrative Courts located in the City of Buenos Aires seeking to declare Resolution No. 170/2014 void. The trial court rejected Arcos del Gourmet S.A.’s claim. As a consequence, Arcos del Gourmet S.A. launched an appeal against the Trial Court decision, which was rejected by the Court of Appeals – Chamber V on September 19, 2023. On October 4, 2023, Arcos del Gourmet S.A. filed a certiorari equivalent remedy (Recurso Extraordinario Federal) in order to have the lower courts’ decision reversed by the Supreme Court of Justice on several constitutional grounds. The case is still pending final resolution.

Arcos del Gourmet S.A. also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this Annual Report, the “Distrito Arcos” shopping mall continues to operate normally.

In addition, we note that Playas Ferroviarias de Buenos Aires S.A.  (a government owned corporation to which the property of the land in which the shopping center was transferred) filed an eviction proceeding against Arcos del Gourmet S.A. before the Federal Contentious Administrative Courts located in the City of Buenos Aires. On May 11, 2022, the Trial Court decided the eviction of Arcos del Gourmet S.A. from the property where the shopping mall operates and, in turn, ordered Playas Ferroviarias de Buenos Aires S.A. to take steps to guarantee the continuity of the commercial activities of the occupants (tenants). This decision was appealed but on September 19, 2023, the Court of Appeals – Chamber V confirmed it. Subsequently, on October 4, 2023, Arcos del Gourmet S.A. filed a certiorari equivalent remedy (Recurso Extraordinario Federal) in order to have the lower courts’ decision reversed by the Supreme Court of Justice on several constitutional grounds. The case is still pending final resolution.

Caballito

On December 23, 2019, IRSA CP, IRSA’s former subsidiary, transferred to an unrelated third-party Parcel 1 of the land reserve located at Av. Avellaneda y Olegario Andrade 367 in the neighborhood of Caballito in the City of Buenos Aires.

The consideration is guaranteed by a mortgage on plot 1 and building 1 and the buyer has the option to acquire plot 2 of the same property until August 31, 2020 and plots 3 and 4 until March 31, 2021, subject to certain conditions precedent. On July 20, 2020 IRSA CP, IRSA’s former subsidiary, was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called -Caballito Chico- located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge that was denied, filling a complaint appeal, in October 2021. Regarding the main proceeding, it is in process of trial. As of the date hereof, the file is in the evidentiary stage.

Costa Urbana - Ex Ciudad Deportiva Boca - Convenio Urbanístico.

On October 29, 2021, a notification was received in relation to a collective legal protection action, requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the processing of Bill 1831 - J 2021 (Trial Court of Administrative and Tax Law No. 10, Sec. 19 - Cause “Civil Association Observatory of the Right to City and others against GCBA and others on Protection Action (Amparo) - Others” - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the lawsuit on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the (amparo) legal protection. On March 15, 2022, IRSA as well as the Government of the City of Buenos Aires -codefendant in the case- appealed the ruling. On March 17, 2022, the court granted the appeals with suspensive effect of the contested sentence (in accordance with the provisions of Law No. 2145). On March 7, 2023, Section IV of the Court of Appeals on Contentious-Administrative, Tax and Consumer Relations matters ruled in favor of IRSA and the Government of the City of Buenos Aires completely dismissing the complaint.

BCRA Proceeding

A summary initiated by the Central Bank to IRSA and its directors is based, essentially, on considering that IRSA entered into a transaction to sell securities with settlement in foreign currency (known as the purchase of the Dollar Cable). IRSA and its directors filed their defense before the Central Bank on September 6, 2023. Currently the administrative proceeding is at the stage of collection of evidence. We believe that said summary has no legal grounds since, as proven by recent evidence collected, the transaction was a purchase (and not a sale) with settlement in foreign currency. Sales of securities with settlement in foreign currency were not included in the applicable affidavit filed by IRSA to access the MULC according to applicable legislation.

Operations Center in Israel

On September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed, therefore, IRSA lost control on that date.

Therefore, on November 23, 2020 all officers that were appointed by Dolphin B.V. resigned from their positions in DIC and its subsidiaries.

As of June 30, 2023, IRSA no longer owns any capital stock of IDBD while we have an investment in DIC that amounts to 1.5 million of shares.

Litigation filed by IDBD against Dolphin B.V. and IRSA

On September 21, 2020, a claim was filed by IDBD against Dolphin B.V. and IRSA to the District Court in Tel- Aviv Jaffa (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, claiming that Dolphin B.V. and IRSA breached a purported legally binding commitment to transfer to IDBD in two installments of NIS 70 million on September 2, 2020.

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

On December 26, 2021 IDBD filed the lawsuit against Dolphin B.V. and IRSA for the sum of NIS 140 million. According to purported claim, the defendants allegedly breached their legally binding commitment provided to IDBD on August 29, 2019 to transfer to IDBD a total amount of NIS 210 million in 3 equal installments of NIS 70 million each: the first installment, on September 2, 2019; the second installment, on September 2, 2020 and the third installment, on September 2, 2021. The claim relates the second and third installments. The claim also includes a sum of NIS 3,299,433 for the interest and linkage differences from the date of the alleged breach until the date in which the claim was filed, and a request to add to the total sum of the claim interest and linkage differences until the day of the verdict. In addition, the claim includes a request to charge the defendants with the legal fees and costs of the claimant.

On January 30, 2023, and on February 7, 2023, the court issued a ruling allowing IDBD to serve the claim to the defendants out of jurisdiction and allowed Dolphin B.V. and IRSA to challenge the service and jurisdiction of the Israeli court by May 9, 2023. Therefore, Dolphin B.V. and IRSA submitted a motion to challenge the service, the jurisdiction of the Israeli court, and the applicable law.

On July 3, 2023, after a hearing held in the matter, the court ruled that the Israeli court has jurisdiction over IRSA and Dolphin, and ordered Dolphin B.V. and IRSA to submit their defense statements by October 1, 2023. IRSA is considering to file an appeal to challenge the court’s ruling. The Management of the Company and its legal advisors consider that there are legal arguments for an eventual defense.

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

On September 23, 2019, the respondents submitted a motion deemed “resistance to the evidential disclosure request”, and on December 15, 2019, the applicant submitted his response to the Respondent’s motion.

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

On January 19, 2021, the applicant filed an amended evidential disclosure request (the “Amended Request”). On February 11, 2021, the respondents submitted a response to the Amended Request denying the applicant’s claims, and, on February 18, 2021, the applicant submitted his response. On April 9, 2021, the court denied the Amended Request ruling that the applicant must pay the respondents’ request expenses in the amount of NIS 6,500.

On November 4 and 24, 2021, two evidence hearings were held pursuant to cross-examining the expert appointed on behalf of the applicant and the applicant himself.

On May 29, 2022, a third evidence hearing was held on the motion pursuant to which the witnesses, on behalf of the respondents, were cross-examined.

On June 14, 2022, the court approved the settlement agreed by the Parties, pursuant to which the applicant would be submitting his closing arguments no later than November 1, 2022, with the respondents submitting their closing arguments no later than February 28, 2023. The applicant submitted his response to our closing arguments on September 5, 2023. As of the date of this Annual Report the motion is pending a ruling on whether the request for filing a class action is approved.

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

On April 10, 2021, a preliminary hearing was held on the applicant’s request to receive documents of the independent committee of IDBD that was established as part of the centralization transaction. The disclosure of these documents was approved by the court in the past, but the documents were not given to the applicant after a trustee was appointed for IDBD and the documents were not in the control of the respondents (and they could not hand them to the applicant). IDBD’s trustee attended the preliminary hearing and claimed that he cannot hand over the documents until his investigation in connection with the centralization transaction is completed.

Therefore, the court ruled that IDBD’s trustee shall hand over the documents to the applicant and the respondents by September 2022, assuming that the investigation will be concluded by then. As to the date of this Annual Report, the documents have not been delivered to the applicant.

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

In the motion, the Court was requested, inter alia, to declare and to determine that the distribution and the self-purchases did not fulfill the profit test (a test which constitutes a condition for a distribution in accordance with section 302 of the Companies Law, 5759-1999), and that they constitute a prohibited distribution, and to order the respondents to compensate DIC for the damages which it has incurred due to the prohibited distribution, with the damages allegedly caused by the respondents being estimated at a total of NIS 140 million. The Court was also requested to order Dolphin IL to repay to DIC the dividend amount which it received in the distribution, in the amount of NIS 85 million (in accordance with its rate of holding in DIC). In January 2021 the Motion was denied by the Court, and thereafter in March 2021 an appeal was filed by the plaintiff to the Supreme Court, with a hearing scheduled for December 27, 2022. On April 27, 2023 the Supreme Court rejected the appeal and ruled that in the case of the distribution of dividends of January 2019 does not support or justify a claim against the members of the board of directors.

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

The following table sets forth the total and per share amounts paid as dividends on each fully paid‑in share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment and refers to our unconsolidated dividends. See “Item 3. Key Information-A1. Local Exchange Market and Exchange Rates.”

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2023	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2023	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in million of ARS )	(ARS )	(in million of ARS )	(ARS )
2019	-	-	-	-
2020	-	-	-	-
2021	-	-	-	-
2022	-	-	-	-
2023 (2)	17,238	29.80	12,600	21.81

___________________

(1)	The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to revision.
(2)

Includes cash dividends paid on: (i) November 11, 2022, for a total amount of ARS 3,100 million or ARS 5.29 per share, and (ii) May 8, 2023, for a total amount of ARS 9,500 million or ARS 16.52 per share (stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting).

On October 5, the Ordinary and Extraordinary General Shareholders’ Meeting and the Board of Directors, approved a cash dividend for the sum of ARS 22,000,000,000 and a dividend in kind through the delivery of 22,090,627 shares of IRSA owned by the Company, according to the price of said shares as of October 4, 2023 which amounts to the sum of ARS 644.75, charged to the fiscal year ended June 30, 2023, equivalent to 3743.644234382% for the cash dividend and 2423.657698% for the dividend in kind, of the share capital with the right to collect represented by a total of 587,662,679 shares, will be made available to the shareholders as of October 12, 2023 or on the later date resulting from the application of the regulations that operate in the jurisdictions where the Company's shares are listed. For more information see: “Recent Developments—General Ordinary and Extraordinary Shareholders’ Meeting” and “Recent Developments—Cash dividend payment”.

B. Significant changes

For information about significant changes see, “ITEM 4. Recent Developments- General Ordinary Shareholders’ Meeting”.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following summary provides information concerning our share capital.

Stock Exchanges in which our securities are listed

Our common shares are listed on the ByMA and our ADSs in the NASDAQ.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to this Form 20-F, and the provisions of applicable Argentine Law.

On February 17, 2021, we announced the launch of our public offering of shares for up to 90 million shares (or its equivalent 9 million ADS) and 90,000,000 warrants to subscribe for new common shares, to registered holders as of February 19, 2021. Each right corresponding to one share (or ADS) allowed its holder to subscribe 0.1794105273 new common shares and receive free of charge an option with the right to subscribe 1 additional ordinary share in the future. The final subscription price for the new shares was ARS 70.31 or USD 0.472 and for the new ADS it was USD 4.72. The new shares, registered, of ARS 1.00 of par value each and with the right to one vote per share gives the right to receive dividends under the same conditions as the current shares in circulation.

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

The exercise price of the warrants was USD 0.566. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year (provided that dates are business days in the city of New York and in the City of Buenos Aires) until their expiration 5 years from the date of issue. The warrants are available for trading on NASDAQ and ByMA under the tickers CRESW and CRE3W, respectively. On May 11, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and shares distributed to the shareholders on May 8, 2023, being the current ratio of 1.1232 shares per option and a price of USD 0.5036 per share.

As of June 30, 2023, the capital stock was 593,389,883 common shares the warrants outstanding was 88,293,771. On September 29, 2023, we informed that between September 17, 2023, and September 25, 2023, certain holders of warrants had exercised their right to acquire additional shares of the Company. As a result, 57,153 options were exercised, which resulted in 64,162 common shares of the Company being issued. After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 593,389,883 to 593,454,045, and the number of outstanding warrants decreased from 88,293,771 to 88,236,618. For more information see “Recent Developments - Exercise of Warrants.”

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2023, there were approximately 17,224 holders of our common shares.

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

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

In December 2012, the Argentine Government enacted the CML, which sets out the rules governing capital markets, its participants, and the rules by which securities traded therein are subject to regulation and monitoring by the CNV. In September 2013, the CNV issued General Resolution No. 622/2013 (the “CNV Rules”) a new set of rules further implementing and administering the requirements of the CML. On May 9, 2018, the Argentine Chamber of Deputies approved Law No. 27,440 called “Ley de Financiamiento Productivo”, which creates a new financing regime for MiPyMEs and modifies the CML, Investment Funds Law No. 24,083 and Law No. 23,576, among others, as well as certain related tax provisions, and establishes regulations for derivative instruments, all with the aim of achieving a modern and transparent financial regulatory framework that contributes to the development of the Argentine economy. On May 21, 2018, the Argentine Government issued Decree No. 471/2018, which regulates certain aspects of the CML as amended by Law No. 27,440.

The CML, as currently in effect, sets forth, the following key goals and principles:

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

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions of the CML, and the CNV Rules among other related statutory regulations. The relationship of the CNV and the PEN is maintained through the Argentine Ministry of Economy, which hears any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the CML.

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

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to its assets, operating history and management. Only securities offerings approved by the CNV may be listed on a stock exchange. However, CNV approval does not imply certification as to the quality of the securities or the solvency of the issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements prepared in accordance with IFRS, as issued by the IASB (excluding financial institutions under the supervision of the Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed. In addition, issuers must report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

In Argentina, debt and equity securities traded on an exchange must, unless otherwise instructed by their shareholders, be deposited with a Central Securities Depository based in Argentina. Currently the only depositary authorized to act in accordance with the CML and CNV Rules is Caja de Valores, a corporation owned by ByMA which provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Law No. 27,440 streamlines the regulation of mutual funds, public offerings of securities, of negotiable obligations and regulation of intermediaries and securities markets, while incorporating a long-awaited regulation for derivative instruments and the margins and guarantees that cover them. Below is a summary of the main amendments to the CML introduced by Law No. 27,440:

•	Eliminates the CNV’s power to appoint supervisors with veto power over resolutions adopted by an issuer’s Board of Directors without a judicial order.

•	Grants the CNV the power to issue regulations to mitigate situations of systemic risk, set maximum fees to be received by securities exchanges, create or modify categories of agents, encourage the simplification of the negotiation of securities and promote the transparency and integrity of the capital markets, while prohibiting the CNV from denying an issuer’s public offer authorization request solely because of opportunity, merit or convenience.

•	Empowers the CNV to regulate private offerings of securities.

•	Grants federal commercial courts jurisdiction to review resolutions or sanctions issued by the CNV.

•	Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between ARS 100,000 and ARS 100 million, which can be increased up to five times the benefits perceived with the infraction.

•	Returns functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

•	Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration. Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the LGS. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the LGS; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

•	Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

•	Allows foreign entities to participate in all shareholder meetings through authorized agents.

•	Establishes guidelines to set the offer price in a mandatory tender offer.

•	Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA (1)

	As of June 30,
	2023	2022

Market capitalization (in billions of ARS)	18,529.9	4,379
Average daily trading volume (2) (in millions of ARS)	9,575	1,299
Number of listed companies (3)	81	83

______________________

(1)	Reflects Merval historical data.
(2)	During the month of June.
(3)	Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2023, approximately 81 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 22.9% increase in 2020, a 63.0% increase in 2021 and 142.0% increase in 2022. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

Limited Liability

Shareholders’ liability for losses is limited to their equity interest in us. Notwithstanding the foregoing, under the LGS, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s by-laws (or regulation, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. In addition, a shareholder who votes on a business transaction in which the shareholder’s interest conflicts with that of the company may be liable for damages under the Argentine Corporation Law, but only if the transaction would not have been validly approved without such shareholder’s vote.

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the Public Registry, and published in the Official Gazette (Boletín Oficial). Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (Asamblea Extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceeded 50% of capital. As of June 30, 2023, our share capital consisted of 593,389,883 common shares.

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

Preemptive Rights and Increases of Share Capital

Pursuant to our by-laws and LGS, in the event of an increase in our share capital, each of our existing holders of our common shares has a preemptive right to subscribe for new common shares in proportion to such holder’s share ownership. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will be entitled to accretion rights based on the number of shares they purchased when they exercised their own preemptive rights. Rights and accretion rights must be exercised simultaneously within 30 days following the time in which notices to the shareholders of a capital increase and of the rights to subscribe thereto are published for three days in the Official Gazzette (Boletín Oficial) and a widely circulated newspaper in Argentina. Pursuant to the LGS, such 30-day period may be reduced to 10 days by a decision of our shareholders adopted at an extraordinary shareholders’ meeting (Asamblea Extraordinaria).

Additionally, the LGS permits shareholders at an extraordinary shareholders’ meeting (Asamblea Extraordinaria) to suspend or limit the preemptive rights relating to the issuance of new shares in specific and exceptional cases in which the interest of the Company requires such action and, additionally, under the following specific conditions:

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

In addition, Section 62 bis of the Capital Markets Law No. 26,831, as amended, sets forth that in case of capital increase of shares or convertible notes offer through public offering and subject to the two conditions indicated as follow, the preemptive right as set out in Section 194 of the LGS and Section 11 of Negotiable Obligations Law No. 23,576 shall be exercised exclusively through the placement’s proceeding determined in the public offering prospect. The owners of the shares and the convertible notes, beneficiaries of the preemptive right, shall have priority in the adjudication up to the amount of the shares that correspond to them according to their ownership. The referred two conditions are: (i) the inclusion of the disposition in the bylaws of the company and (ii) the approval of the shareholders’ meeting that approves the issuance of the shares and the convertible bonds. Unless the bylaws dispose otherwise, the accretion right shall not be applicable.

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

However, pursuant to the LGS, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions:

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

Dividends and Liquidation Rights

The LGS establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual balance sheet approved by the shareholders. Our board of directors submits our financial statements for the previous fiscal year, together with the reports of our Supervisory Committee, to the Annual Ordinary Shareholders’ Meeting. This meeting must be held on or before October 31 of each year to approve the financial statements and decide on the allocation of our net income for the year under review. The distribution, amount and payment of dividends, if any, must be approved by the affirmative vote of the majority of the present votes with right to vote at the meeting.

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

When we declare and pay dividends on the common shares, the holders of our ADRs, each representing the right to receive ten common shares, outstanding on the corresponding registration date, are entitled to receive the dividends due on the common shares underlying the ADRs, subject to the terms of the Deposit Agreement dated March 18, 1997 executed by and between us, The Bank of New York, as depositary and the eventual holders of ADRs. The cash dividends are to be paid in Pesos and, except under certain circumstances, are to be converted by the Depositary into U.S. dollars at the exchange rate prevailing at the conversion date and are to be paid to the holders of the ADRs net of any applicable fee on the dividend distribution, costs and conversion expenses, taxes and public charges.

Dividends may be lawfully paid only out of our retained earnings determined by reference to the financial statements prepared in accordance with Argentine GAAP. In accordance with the LGS, net income is allocated in the following order: (i) 5% is retained in a legal reserve until the amount of such reserve equals 20% of the company’s outstanding capital; (ii) dividends on preferred stock or common shares or other amounts may be retained as a voluntary reserve, contingency reserve or new account, or (iii) for any other purpose as determined by the company’s shareholders at an ordinary shareholders’ meeting.

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

When we declare and pay dividends on the common shares, the holders of our ADRs, each representing the right to receive ten common shares, outstanding on the corresponding registration date, are entitled to receive the dividends due on the common shares underlying the ADRs, subject to the terms of the Deposit Agreement dated March 18, 1997 executed by and between us, The Bank of New York, as depositary and the eventual holders of ADRs. The cash dividends are to be paid in Pesos and, except under certain circumstances, are to be converted by the Depositary into U.S. dollars at the exchange rate prevailing at the conversion date and are to be paid to the holders of the ADRs net of any applicable fee on the dividend distribution, costs and conversion expenses, taxes and public charges.

Regardless of the term for dividend’s payment established by CNV, regulations enacted by the BASE set forth that cash dividends must be paid within 10 days after their approval by a shareholders’ meeting.

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

According to the CML, when a limited company is subject to “almost-total” control:

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

d)	Comply with the rules of determination, information and objection and other provisions of the equitable price in accordance with the CML.

Registrations and Transfers

Our common shares are held in registered, book-entry form. The registry for our shares is maintained by Caja de Valores at its executive offices located at 25 de Mayo 362, (C1002ABH) Buenos Aires, Argentina. Only those persons whose names appear on such share registry are recognized as owners of our common shares. Transfers, encumbrances and liens on our shares must be registered in our share registry and are only enforceable against us and third parties from the moment registration takes place.

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

On the shareholders’ meeting held on October 31, 2014, our shareholders decided to amend the following sections of the by-laws: (i) Section First in order to comply with the CML and (ii) Section Twenty-Four in order to incorporate the regulation of the shareholders’ meeting held with shareholders present or communicated through teleconference technologies.

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

On the shareholders meeting held on October 28, 2022, it was informed that the CNV issued Resolution No. 939/2022, which records as antecedent General Resolution No. 830/2020, incorporating to the CNV Rules the possibility of holding meetings remotely by entities registered in the public offering regime, effective as from January 1, 2023. Within this framework, and without prejudice to the authorization of remote meetings currently provided for in the Company’s bylaws, both for board meetings and assemblies, certain adjustments and regulations are required regarding the signing of corporate books in those cases of remote meetings as well as the authorization for the remote meeting modality to be authorized to the Supervisory Committee and the Audit and Executive Committees also provided for in the bylaws.  In view of the aforementioned background, the amendment of articles Sixteenth (Board of Directors meetings), Twenty-second (committees) and Twenty-third (Supervisory Committee) of the Company’s Bylaws was approved.

C. Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the sections Related Party Transactions, Recent Developments and Our Indebtedness.

D. Exchange Control

On September 1, 2019, the Argentine Government issued Decree No. 609/2019, pursuant to which foreign exchange controls were temporarily imposed until December 31, 2019. On December 27, 2019, the Argentine Government issued Decree No. 91/2019, which permanently extended the foreign exchange controls that expired on December 31, 2019.

At present, foreign exchange regulations are included in the Consolidated Text on Foreign Trade and Exchange issued by the Central Bank pursuant Communication “A” 7,422 as supplemented (“Consolidated Text on Foreign Trade and Exchange”).

A brief summary of the exchange control regulations in force as of the date of this Form Annual Report is set forth below.

For more information see - (Risk Factors - Risk related to Argentina - Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies.)

Exports of Goods

As a general rule, exporters of goods must repatriate, and settle in Pesos through the foreign exchange market, the proceeds from exports cleared through customs after September 2, 2019, within different deadlines, depending on certain factors (nature of goods, relationship between exporter and importer, etc.). In certain cases (e.g. certificate of increase of exports against 2020, projects falling under the Investment Promotion Regime for Exports set out by the Executive Order 234/21, etc.) exporters have greater access to the foreign exchange market.

Regardless of the applicable deadline, such proceeds must be repatriated and settled in Pesos through the foreign exchange market within a 5 business day term upon collection.

Executive Decree No. 378/2023 (the “Decree 378”), which was published in the Official Gazette on July 24, 2023, reinstates the Export Increase Program created by Decree 576/2022 for those exporters that, in accordance with Chapter II of Decree No. 194/2023 (Export Increase Program for Regional Economies) (the “Decree 194”), convert the proceeds from their exports of goods until August 31, 2023.

The Central Bank has issued Communication “A” 7813, which provides for the mechanisms so that the counter-value of these exported goods, including the cases of pre-financing and/or post-financing of exports from abroad or a liquidation advance, is perfected at ARS 340 per U.S. dollar.

Proceeds from exports settled at ARS 340 must be applied to the payment of export duties mentioned in Section 14 of Decree No. 194/2023.

Sale of Non-Financial Assets

Proceeds in foreign currency from the sale of non-financial assets must be repatriated and settled in Pesos in the foreign exchange market within five business days from the date of collection in Argentina or abroad, or the date of deposit of such amounts in foreign bank accounts.

Exports of Services

Exporters of services must repatriate, and settle in Pesos through the foreign exchange market, the proceeds from their exports within five business days from the date of collection in Argentina or abroad, or the date of deposit of such amounts in foreign bank accounts, with limited exceptions.

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

Communication “A” 7626 of the Central Bank, dated October 28, 2022, determines that the clients may access the foreign exchange market to perform payments of capital related to foreign financial indebtedness as long as the following conditions are met:

a) the foreign financial indebtedness is originated as a result of a refinancing executed from August 27, 2021 onwards with the creditor for commercial indebtedness related with import of goods and services, including indebtedness with related counterparties, when: (i) it has originated in the import of goods whose custom’s entry registration has taken place at least 180 calendar days before the refinancing, and (ii) it is the result of an obligation for a service rendered at least 180 calendar days before the refinancing or derived from an agreement executed with an equivalent advance.

b) the new foreign financial indebtedness has an average life not inferior to 2 (two) years and does not register capital maturities at least for 3 (three) months after the execution of the refinancing. In the event that the refinanced commercial indebtedness falls under the scope of a requisite that establishes a minimum term to access the foreign exchange market, it will not be possible to access the latter to perform payments of the capital under the new financial indebtedness as long as such term is met. If the refinanced indebtedness has not matured completely, the average life of the new indebtedness must be at least 2 (two) years greater than the average life of the outstanding financial indebtedness.

c) The financial entity has an affidavit belonging to the client in which the latter states that regarding the year in progress, the client has not accessed the MULC for a sum superior to the equivalent of USD 20 million. to perform payments of capital related to foreign financial indebtedness.

Communication “A” 7,030, and its amendments, establishes the prior agreement of the Central Bank, until December 31, 2023, for the cancellation of capital services of financial debts abroad, provided that the creditor is a related counterparty, with limited exceptions. Pursuant to this, the Central Bank may grant companies access to the MULC for up to 40% of any such debt, with the companies being required to refinance the outstanding 60% within a period of at least two years

Indebtedness Between Residents

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

Reporting Regime

In all cases, access to the foreign exchange market for the payment of financial or commercial debts will be granted to the extent that such debts were disclosed in accordance with the Central Bank reporting regime established through Communication “A” 6,401, if applicable.

Outgoings

Outflow of funds

Consolidated Text on Foreign Trade and Exchange provides for prior approval of the Central Bank in order to carry out any outflow of funds, unless the clients submit several affidavits related to (i) foreign currency holdings and liquid external assets; (ii) own and controlling and/or related company’s securities transactions (blue chip swap, “dolar MEP”, etc.); (iii) economic benefits granted by the State; and (iv) delivery of funds in local currency or local assets (except funds in foreign currency deposited in local financial entities) to any human or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, in a manner directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto assets or securities deposited abroad.

Thus, Consolidated Text on Foreign Trade and Exchange provides for the prior approval of the Central Bank for certain outflow of funds through the foreign exchange market, unless the entity has an affidavit from the client stating that at the time of access to the foreign exchange market:

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

Indeed, for access to the Foreign Exchange Market, an affidavit is required, among others, stating that they have not made sales of securities through the settlement of foreign currency, nor their transfer to deposit institutions abroad, nor exchanged securities for other foreign liquid assets, nor purchased securities in the country with Pesos, nor have obtained Cedars or securities representing private debt issued in foreign jurisdiction, within 180 (one hundred and eighty) calendar days prior to access to the Exchange Market (for transactions involving securities issued under Argentinian law the applicable term remains 90 calendar days); and also that the applicants undertake not to carry out said operations during the following 180 (one hundred and eighty) calendar days (for transactions involving securities issued under Argentinian law the applicable term remains 90 calendar days)and; (ii) have not delivered local currency funds or local assets (except foreign currency funds deposited in other local financial institutions) to any person or legal entity, resident or non-resident, related or not, that they receive as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, during foreign assets, crypto assets or securities deposited abroad, within the 180 (one hundred and eighty) calendar days prior to access to the Foreign Exchange Market; and also that the applicants undertake not to carry out said transactions during the following 180 (one hundred and eighty) calendar days. On September 28, 2023, the Central Bank issued Communication “A” 7852, which contemplates some specific situations in which transactions with such securities will not be deemed as a violation of the affidavit above mentioned.

On May 11, 2023, the Central Bank issued Communication “A” 7,766, further amended, which establishes that, as of May 12, 2023, the detail of legal entities conforming the same economic group must be provided together with the detail of the direct controlling individuals or legal entities, indicating if they have delivered funds in local currency or other liquid local assets in Argentina within the last 180 calendar days. There are some situations in which this statement is not requested.

Companies sharing a control relationship of the type defined in points 1.2.1.1 and 1.2.2.1 of the Ordinance on “Large risks” are to be considered as members of the same economic group. Likewise, in order to determine the existence of a direct control relationship, the types of relationships provided for in point 1.2.2.1 of the aforementioned “Large Exposures to Credit Risk” Ordinance must be considered.

Likewise, and by virtue of the provisions of Communication “A” 7772 of the BCRA dated May 19, 2023, the aforementioned may be deemed to be complied with by the entity if the customer submits a sworn statement in which it certifies that during the periods described above it did not deliver in the country funds in local currency or other liquid local assets to any person or legal entity, except for those directly associated with regular transactions within the framework of its business activity.

For those cases in which the client did not submit the aforementioned sworn statement, it may submit a sworn statement in which it declares that it has not delivered in the country funds in local currency or other local liquid assets to any human or legal person (including direct controllers and members of the economic group) in which it states that (i) within the term set forth in the Ordinance, it has not entered into and will not enter into the transactions contemplated; and (ii) that in the previous 180 calendar days it has not received in the country any funds in local currency or other liquid assets, except those associated with regular transactions, which have come from the client or from any of the reported human or legal persons, direct controllers and members of the economic group to whom funds have been delivered; or it may submit the sworn statements of the persons, whether human or legal persons, direct controllers or members of the economic group that received funds.

On the other hand, on August 14, 2023, by means of General Resolution 971/23 of the CNV, a limit on the sale of securities which are denominated in U.S. dollars and issued under local law was established at the end of each week for those transactions that had a concurrence of tenders received with a priority of price and time. This limit may not exceed the amount of one hundred thousand nominal values settled. Plus, it was also established as prior condition for those transactions that the orders may only be given if no sales have been made with foreign settlement in the previous fifteen days, and a commit not to do so within fifteen subsequent calendar days.

On September 7, 2023, the BCRA issued Communication "A" 7838, by means of which it provided that the sworn statements set forth in points 3.8.4., 3.16.3.1 and 3.16.3.2 of the Consolidated Text on Foreign Trade and Exchange regulations refer to the transactions carried out directly or indirectly or on behalf of and to the order of third parties of the securities transactions included in said points. Despite the fact that Communication "A" 7838 has a brief and vague text as to what it expresses, on September 7, 2023 the BCRA issued a Communiqué that goes beyond the provisions of Communication "A" 7838, since it urges the entities to require their clients to sign a sworn affidavit  which content does not arise from Communication "A" 7838, stating that their shareholders and directors did not carry out transactions with securities.

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

Central Bank Communication “A” 7,340 and its amendments provides that securities sale transactions settled in foreign currency must be paid by one of the following mechanisms:

1.	By transfer of funds to and from demand accounts held in the customer’s name with local financial institutions;

2.

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

No sales of securities with settlement in foreign currency may be executed in Argentina, and such securities may not be transferred to foreign depositaries or exchanged for other external assets, by persons that were granted with certain benefits (beneficiaries of refinancings contemplated under Section 2.1.1. of the regulations on “Financial services under the scope of the health emergency ordered by Decree No. 260/2020. Coronavirus (Covid-19”, etc.).

Pursuant to general resolution 979/2023, the CNV established that the minimum holding period, locally known as “Parking Period”, for securities in the local custodian to be applied to the settlement of transactions in foreign currency and in foreign jurisdiction (i.e., settlement against “Dollar Cable” in a foreign account) is set to:

(i)	five business days for securities issued under foreign law; and

(ii)	one business day for securities issued under Argentinian law.

These terms are applicable to sales transactions of marketable securities with settlement in foreign currency and in foreign jurisdiction, as well as to sales transactions of marketable securities with settlement in foreign currency and in local jurisdiction.

This Parking Period does not apply in the case of purchases of securities with settlement in foreign currency and in a foreign jurisdiction.

The Parking Period prior to settlement against foreign currency and in foreign jurisdiction (i.e. settlement against “Dollar Cable” in a foreign account) for locally credited securities from foreign depositories (i.e. acquired from foreign agents) has also been set to one or three business days, as the case may be.

For more information see “Risk Factors-Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies.”

E. Money Laundering

The Anti‑Money Laundering Law, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (ARS 300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently. The Anti‑Money Laundering Law created the Financial Information Unit, or “UIF,” which is responsible for the analysis, treatment and procurement of information to prevent money laundering originating from, among others:

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

The UIF analyzes the information it receives and informs the Public Prosecutor as to whether it should carry out any investigations. Once the information is received, the UIF may request additional information and undertake any action it deems useful for the fulfillment of its functions. In the context of the analysis, respondents may not rely on bank, tax, stock or professional secrecy, or contractual confidentiality commitments to oppose a request for information from the UIF. Once the analysis is completed, the UIF is empowered to (i) receive voluntary declarations, which in no case may be anonymous, (ii) require the collaboration of all State information services, which are required to provide it in the terms of the current procedural regulations, (iii) request the Public Prosecutor’s Office to require the competent judge to resolve the suspension of execution of any transaction, (iv) request the Public Prosecutor’s Office to require search warrants it deems useful for the investigation, (v) request the Public Ministry to manage all the legal means necessary to obtain information from any source or origin, and (vi) apply sanctions.

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

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derived from the enactment of the revised CML and the CNV Rules, which established a new regime for the public offer of securities, CNV issued a revision of its rules to incorporate a new chapter of Anti‑Money Laundering Laws including provisions related to the fulfillment of duties to be complied by “Agentes de Negociación,” “Agentes de Liquidación y Compensación,” “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva,” each of which is considered mandatory under the terms of sections 4, 5 and 22 of article 20 of Law No. 25,246. Such agents are required to comply with Law No. 25,246 and its amendments, regulations enacted by UIF, including executive orders with reference to the decisions adopted by the United Nations Security Council in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión),” “Agentes de corretaje,” “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine Government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti‑money laundering and anti‑terrorist financing system at the national level, in light of the actual risks that could impact Argentina territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and the Financial Action Task Force standards.

Moreover, Law No. 27,260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets, established that the UIF would now be within the purview of the Argentine Ministry of Economy and Finances. Nowadays, as a result of the reorganization of said ministry, the UIF depends on the Argentine Ministry of Economy. For its part, the UIF issued Resolution No. 4/2017, which requires certain specific due diligence procedures (commonly called “know your client”) to be performed when a national or foreign depositor opens a bank account for the purpose of investment.

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

On February 1, 2023, Resolution No. 14/2023 was published in the Official Gazette, which aims to establish the minimum requirements for the identification, assessment, monitoring, management and mitigation of money laundering and terrorist financing risks that the obligated subjects included in article 20 sections 1 and 2 of Law No. 25,246 must adopt and apply, in accordance with their policies, procedures and controls, in order to avoid the risk of being used by third parties with criminal objectives of money laundering and terrorist financing. Such resolution repealed Resolution No. 30E/2017 of the UIF without effect.

On May 10, 2023, Resolution No. 78/2023 was published in the Official Gazette, which amended the regulatory framework issued with respect to the obligated subjects included in article 20 sections 4 and 5 and those of section 22 that have the role of Financial Fiduciaries of Law No. 25,246 in order to adapt the obligations that they must comply with to manage and mitigate money laundering and terrorism financing risks, in accordance with the standards, good practices, guides and international guidelines currently in force, pursuant to the Recommendations issued by the Financial Action Task Force. This resolution repealed Resolution No. 21/2018 of the UIF.

Finally, on May 17, 2023, Resolution No. 84/2023 was published in the Official Gazette, which updates the thresholds established for the different regulated sectors in order to improve the effectiveness of the anti-money laundering and terrorist financing prevention system and update the regulations applicable to each sector. Therefore, an automatic updating mechanism of the thresholds was established, adopting as parameter the minimum salary set by the “Consejo Nacional del Empleo, la Productividad y el Salario Minimo, Vital y Movil”, in force as of December 31 of the previous calendar year and as of June 30 of the current calendar year, as applicable.

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

Distributions on Common Shares or ADSs

Subject to the discussion under “-Passive Foreign Investment Company” below, the gross amount of distributions on our common shares or ADSs (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the ADS Depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or ADSs representing such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ) are readily tradable on an established securities market in the United States. Thus, we believe that dividends that we pay on our ADSs to U.S. Holders will be potentially eligible for these reduced tax rates. However, since our common shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year (as discussed under “-Passive Foreign Investment Company” below). Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain complex conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), Argentine withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued United States Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. A recent notice from the Internal Revenue Service (“IRS”) indicates that the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations and also allows taxpayers to defer the application of many aspects of the Foreign Tax Credit Regulations for taxable years ending on or before December 31, 2023 (the notice also indicates that the Treasury and the IRS are considering whether, and under what conditions, to provide additional temporary relief for later taxable years). Instead of claiming a foreign tax credit, you may be able to deduct Argentine withholding taxes on dividends, if any, in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Distributions of our common shares or ADSs that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income taxes.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2023, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file IRS Form 8621 if you hold our common shares or ADSs in any year in which we are classified as a PFIC.

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

If you make an effective mark-to-market election, you will include in ordinary income each year that we are a PFIC the excess, if any, of the fair market value of our common shares or ADSs at the end of the year over your adjusted tax basis in our common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess, if any, of your adjusted tax basis in our common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any gain or loss on the sale or other disposition of the common shares or ADSs in a year that we are a PFIC will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

Your adjusted tax basis in our common shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed above), you will generally continue to be subject to the special tax rules discussed above with respect your indirect interest in any such lower-tier PFIC.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes. Consequently, in the case of gain from the disposition of common shares or ADSs that is subject to Argentine income tax, you may not be able to benefit from a foreign tax credit for that Argentine income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations (if applicable), any such Argentine income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Argentine income tax may reduce the amount realized on the sale, exchange or other taxable disposition of the common shares or ADSs. You are urged to consult your tax advisors regarding the tax consequences if Argentine income tax is imposed on a disposition of common shares or ADSs, including the effect of the Foreign Tax Credit Regulations (including, as discussed above, the possible deferral of many aspects thereof for taxable years ending on or before December 31, 2023) and the availability of the foreign tax credit under your particular circumstances.

Argentine Personal Assets Tax

Amounts paid on account of the Argentine TAP, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or ADSs and the proceeds from the sale, exchange or other disposition of our common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

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

Taxation of Dividends

Pursuant to Law No. 27,430, amended by Law No. 27,541, published in the Official Gazette on December 23, 2019, dividends and other profits paid in cash or in non-cash assets —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law Sections 73 (O.T 2019) (a)(1), (2), (3), (6), (7) and (8), and Section 73(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, would be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31, 2020), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2021 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders.  On June 16, 2021, Law No. 27,630 was published in the Official Gazette, whereby amendments were introduced to the corporate income tax.  Pursuant to this law, dividends will be taxed at 7%, also on profits accrued in fiscal years starting January 1, 2021, and onwards.

No dividend withholding tax applies if dividends are distributed to the Argentine corporate entities required to assess the dividend withholding tax.

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

Annual taxable income (ARS)		Will pay ARS	Marginal rate on the excess of the lower limit (%)	On the ARS surplus
Over	To
0.00	14,301,209.21	0.00	25	0.00
14,301,209.21	143,012,092.08	3,575,302.30	30	14,301,209.21
143,012,092.08	forward	42,188,567.16	35	143,012,092.08

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

Value Added Tax

The sale, exchange, disposition, or transfer of common shares or ADSs is not subject to VAT. Dividend distributions are not levied with VAT either.

Tax on Personal Assets

Argentine entities, such as us, have to pay the TAP corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.50% for fiscal years starting in 2019, inclusive. Notwithstanding the foregoing, the tax shall not be paid if it is equal to or less than ARS 255.75. The tax is levied on the proportional net worth value (“valor patrimonial proporcional” in Spanish), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the TAP Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

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

PAIS Tax (“Impuesto para una Argentina inclusiva y solidaria”).

On December 23, 2019, the Argentine Government enacted Law 27,541. Among the changes implemented, this tax reform law established a new tax on certain purchases of foreign currency (“Impuesto PAIS” in Spanish), including (i) purchases of foreign currency without a specific purpose by Argentine residents, (ii) purchases of goods or services from abroad or purchases by Argentine residents abroad through credit or debit cards, and (iii) purchases made online through portals or virtual websites in foreign currency.

Under those rules, both Argentine individuals and entities performing taxable purchases were subject to the tax at a 30% rate, except for the purchase of digital services, which were taxed at an 8% rate.

Decree No. 377/2023 extends the application of PAIS tax to the acquisition of foreign currency in accordance with the following rules: (i) services acquired from abroad or services rendered by foreign residents in Argentina included in Appendix II of the Decree (technical, legal, accounting, managerial services in general, charges for the use of intellectual property, advertising, engineering, audiovisual services, among others) will be subject to a 25% tax rate; (ii) freight and other transportation services for import and export of goods will be subject to a 7.5% tax rate; and (iii) imported goods will be subject to a 7.5% tax rate, with some exceptions.

The acquirer is responsible for paying the tax, but entities authorized by the Central Bank to operate in the foreign exchange market shall act as collection and liquidation agents.

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

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

This item is not applicable

B. Warrants and Rights

On March 10, 2021, we issued an aggregate of 90,000,000 warrants to purchase 90,000,000 of our common shares and will expire on March 10, 2026. Each warrant will be exercisable only if the common share rights or ADS rights to which such warrant relates have been exercised, and such warrant will be exercisable after 90 days following its issuance during the nine-day period from and including the 17th through the 25th day of each February, May, September and November (to the extent such dates are business days in New York City and Buenos Aires, Argentina).

The exercise price and number of common shares issuable upon exercise of the warrants are subject to adjustment upon the occurrence of certain events, including for stock splits, stock dividends, reclassifications and combinations, among others.

Each warrant entitled its holder to purchase one common share and the exercise price of the warrants was USD 0.566. On November 16, 2022, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend distributed to the shareholders on November 11, 2022, being the Ratio of 1.0322 shares per option and a price of USD 0.548 per share. On May 11, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and shares distributed to the shareholders on May 8, 2023, being the current Ratio of 1.1232 shares per option and a price of USD 0.5036 per share.

The warrants are available for trading on NASDAQ and ByMA under the tickers CRESW and CRE3W, respectively.

As of the date of this Annual Report, there are 88,236,618 warrants outstanding.

C. Other Securities

This item is not applicable

D. American Depositary Shares

The Bank of New York Mellon, as depositary for the ADSs (the “ADS Depositary”) collects its fees for delivery directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The Depositary also collects taxes and governmental charges from the holders of ADSs. The Depositary collects these fees and charges by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees (after attempting by reasonable means to notify the holder prior to such sale).

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2023. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2023.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2023 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina (PCAOB ID 1349)- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted on our website www.cresud.com.ar. In 2005, our Code of Ethics was amended by our Board of Directors. The amendment was reported in a report on Form 6-K on August 1, 2005.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provisions, we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next Annual Report on Form 20-F and we will post it on our website.

Item 16C. Principal Accountant Fees and Service

Audit Fees

During the fiscal years ended June 30, 2023 and 2022, we were billed a total amount of ARS 91,4 million and ARS 96,2 million respectively, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2023 and 2022 we were billed a total amount of ARS 0.2 million and ARS 5.9 million for professional services rendered by our principal accountants.

Tax Fees

During the fiscal years ended June 30, 2023 and 2022, we were billed a total amount of ARS 2.9 million and ARS 0.9 million, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2023 and June 30, 2022 no fees related to other services were billed by our principal accountants.

Audit Committee Pre-Approval Policies and Procedures

Audit Committee pre-approves all services and fees provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give it opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

•	Require any additional and complementary documentation related to this analysis.

•	Verify the independence of the external auditors;

•	Consider the professional experience and the adequacy of the external auditors’ work to international standards and the criteria they adopt to ensure their independence from the Company.

During the fiscal year, the Audit Committee carries out the following:

•	Analyzes the professional services that the external auditor would provide to the Company, evaluating the type of service and the corresponding fees, to maintain the independence principle of the external auditor with the company. Acording to the result of the analysis, the services arepre-approved by the Audit Committee.

•	Reports the fees invoiced by the external auditor during the year, separating them for accounting audit services and for other special services not included in the former.

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

•	Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and

•	Evaluate the performance of external auditors and their opinion regarding our Financial Statements.

Item 16D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 22, 2022, our Board of Directors has decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the “2022 Plan”), under the terms of Article 64 of the CML and the rules of the CNV, for a maximum amount of the investment up to ARS 1,000 million. Such repurchases will be made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves.

As of September 21, 2022, we finalized the 2022 Plan having repurchased a total of 5,676,603 common shares, representing approximately 99.0% of the approved program and 0.96% of the share capital.

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of ADS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
07/25/2022 - 07/31/2022	1,110,286	170.37	-	-	1,110,286	810.8
08/01/2022 - 08/23/2022	4,566,317	175.38	-	-	4,566,317	10.0
Total	5,676,603		-		5,676,603

___________________

(1)	As of the settlement date of transaction.
(2)	Correspond to the sum of common shares and ADS’s purchased. Each ADS represents 10 common shares.

In addition, on November 17, 2022, our Board of Directors has decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the “2022 Plan II”), under the terms of Article 64 of the CML and the rules of the CNV, for a maximum amount of the investment up to ARS 4,000 million. Such repurchases will be made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves.

As of October 19, 2023, we having repurchased a total of 12,670,512 common shares for the 2022 Plan II, representing approximately 78.51% of the approved program and 2.1% of the share capital.

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of ADS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
11/17/2022 - 11/30/2022	862,151	182.53	-	-	862,151	3,842.6
12/01/2022 - 12/31/2022	2,554,578	195.86	-	-	2,554,578	3,342.3
01/01/2023 - 01/31/2023	2,408,630	254.61	-	-	2,408,630	2,729.0
01/02/2023 - 02/28/2023	4,857,108	277.30	-	-	4,857,108	859.6
Total	12,670,512	247.85	-	-	12,670,512

___________________

(1)	As of the settlement date of transaction.
(2)	Correspond to the sum of common shares and ADS’s purchased. Each ADS represents 10 common shares.

During April 2023, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated April 27, 2023, decided the distribution among the shareholders, on a pro rata basis, of 12,670,512 common shares repurchased.

In addition, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated October 5, 2023, decided the distribution among the shareholders, on a pro rata basis, of 5,791,355 common shares repurchased.

As of June 30, 2023, we own our shares in an amount equal to 1.2% of our capital stock, and as of October 19, 2023 we own our shares in an amount equal to 0.2% of our capital stock.

Item 16F. Change In Registrant’s Certifying Accountant

This section is not applicable.

Item 16G. Corporate Governance

Compliance with NASDAQ listing standards on corporate governance

Significant differences between our corporate governance practices and U.S. companies’ practices under NASDAQ Rules:

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Argentine Corporations Law, the CML and the rules of the CNV, as well as by our by-laws.

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

Item 18. Financial Statements

Reference is made to pages F-1 through F-109

Index to Financial Statements (see page F-1).

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and reinstated By-laws “Estatutos” of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.
2.6(15)

Warrant Agent Agreement dated as of February 24, 2021, between Cresud S.A.C.I.F. y A. y Representaciones Sociedad Anónima, and Computershare, Inc. and Computershare Trust Company N.A., collectively as warrant agent.

4.1(1)	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.1.1(12)	(English Summary) Amendment to the Consulting Agreement by and among Cresud and Consultores Asset Management S.A., dated September 8, 2017.
4.2(2)	Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated June 30, 2004.
4.3(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and IRSA CP and us, dated August 23, 2007.
4.4(5)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(6)	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated March 12, 2010.
4.6(7)	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7(8)	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8(9)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(9)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and IRSA CP dated February 24, 2014.
4.10(10)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(11)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(12)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017
4.13(13)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14(16)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
4.15(17)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2020.

4.16(18)	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2021.
4.17(19)	English translation of the Fourteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 12, 2022.
4.18	English translation of the Fifteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 14, 2023.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
99.1	Summary of investment properties by type as of June 30, 2023 (in accordance with Regulation S-X 12-28 (1)).

(1)	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548) filed with the SEC on March 3, 1997.
(2)	Incorporated herein by reference to the report statement on Form 6-K (File No. 333-06548) filed with the SEC on July 1, 2004.
(3)	Incorporated herein by reference to the registrant’s report on Form 6-K (File No. 333-06548) filed with the SEC on August 1, 2005.
(4)	Incorporated herein by reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 27, 2007.
(5)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 30, 2009.
(6)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 30, 2010.
(7)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 28, 2011.
(8)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 30, 2012.
(9)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2014.
(10)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on November 17, 2015.
(11)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on November 1, 2016.
(12)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2017.
(13)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2018.
(14)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2019.
(15)	Incorporated by reference to the registrant’s registration statement on Form 8-A filed on June 22, 2021.
(16)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2019.
(17)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on November 16, 2020.
(18)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 1280-30982) filed with the SEC on November 1, 2021.
(19)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 1280-30982) filed with the SEC on October 28, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria

Date: October 20, 2023	By:	/s/ Matías I. Gaivironsky
Name: Matías I. Gaivironsky
Title: Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2023, including the related notes and the summary of investment properties by type as of June 30, 2023 listed in the index appearing under Item 19 (Exhibit No 99.1)  (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Level 3 Investment Properties Valued Using Discounted Cash Flows

As described in Note 9 to the consolidated financial statements, the Company used a discounted cash flow model to value its Level 3 investment properties, which account for approximately 30% of the Company’s AR$ 586,317 million in investment properties at June 30, 2023. These properties are valued using assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value these investment properties included determining Weighted Average Cost of Capital (“WACC”) discount rates and future projected income based on estimates of macroeconomic variables such as inflation, exchange rates and gross domestic product. These valuation techniques require management to make estimates and judgments regarding the future behavior of multiple interrelated variables and changes in these assumptions could have a significant impact on the determination of the fair value of these properties.

The principal consideration for our determination that performing procedures relating to the Level 3 investment properties valued using a discounted cash flows method is a critical audit matter is the significant judgment by management to determine the fair value of these properties due to the use of a valuation model that included significant assumptions related to the determination of WACC discount rates and future projected income based on estimates of  macroeconomic variables such as inflation, exchange rates and gross domestic product; this in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and this audit effort involved the use of professionals with specialized skill and knowledge.

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

/s/ Carlos Javier Brondo

Buenos Aires, Argentina

October 19, 2023

We have served as the Company’s auditor since 1995.

Glossary of terms

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Consolidated Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
BACS	Banco de Crédito y Securitización S.A.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
BYMA	Buenos Aires Stock Exchange
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
CPI	Consumer Price Index
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIL	Dolphin IL Investment Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Efanur	Efanur S.A.
EHSA	Entertainment Holdings S.A.
ETH	C.A.A. Extra Holdings Ltd.
GCBA	Autonomous City of Buenos Aires Government
GCDI	GCDI S.A.
IAS	International Accounting Standards
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRIC	International Financial Reporting Standards Interpretation Committee
IFRS	International Financial Reporting Standards
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
LipStick	LipStick Management LLC
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NASDAQ	National Association of Securities Dealers Automated Quotation
New LipStick	New LipStick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
NYSE	New York Stock Exchange
Ombú	Ombú Agropecuaria S.A.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Tarshop	Tarshop S.A.
Tyrus	Tyrus S.A.
USA	United States of America
Yatay	Yatay Agropecuaria S.A.
Yuchán	Yuchán Agropecuaria S.A.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Financial Position

as of June 30, 2023 and 2022

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2023	06.30.2022
ASSETS
Non-current assets
Investment properties	9	586,317	651,965
Property, plant and equipment	10	145,553	128,124
Trading properties	11	6,035	6,556
Intangible assets	12	9,967	9,231
Right-of-use assets	13	18,739	14,651
Biological assets	14	9,305	13,086
Investment in associates and joint ventures	8	39,680	38,628
Deferred income tax assets	23	1,428	140
Income tax credit		22	52
Restricted assets	16	1,202	1,005
Trade and other receivables	17	33,710	31,891
Investment in financial assets	16	2,065	1,860
Derivative financial instruments	16	392	140
Total non-current assets		854,415	897,329
Current assets
Trading properties	11	144	416
Biological assets	14	18,694	19,859
Inventories	15	28,216	28,933
Income tax credit		1,144	121
Trade and other receivables	17	77,821	71,823
Investment in financial assets	16	43,821	41,131
Derivative financial instruments	16	6,162	6,036
Cash and cash equivalents	16	38,936	75,261
Total current assets		214,938	243,580
TOTAL ASSETS		1,069,353	1,140,909
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		209,674	177,431
Non-controlling interest		273,352	268,368
TOTAL SHAREHOLDERS' EQUITY		483,026	445,799
LIABILITIES
Non-current liabilities
Borrowings	22	159,351	99,520
Deferred income tax liabilities	23	195,019	250,608
Trade and other payables	20	12,255	9,912
Provisions	21	6,465	1,102
Derivative financial instruments	16	46	269
Lease liabilities		17,835	15,218
Payroll and social security liabilities		339	332
Total non-current liabilities		391,310	376,961
Current liabilities
Trade and other payables	20	75,933	66,662
Borrowings	22	102,701	205,377
Provisions	21	866	451
Payroll and social security liabilities		6,791	5,322
Income tax liabilities		1,652	33,258
Lease liabilities		5,828	4,932
Derivative financial instruments	16	1,246	2,147
Total Current liabilities		195,017	318,149
TOTAL LIABILITIES		586,327	695,110
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		1,069,353	1,140,909

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Income and Other Comprehensive Income

for the fiscal years ended June 30, 2023, 2022 and 2021

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2023	06.30.2022	06.30.2021
Revenues	25	190,405	206,634	149,930
Costs	26	(115,302)	(150,443)	(119,602)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(1,294)	39,658	51,142
Changes in the net realizable value of agricultural products after harvest		(2,538)	(4,307)	(2,085)
Gross profit		71,271	91,542	79,385
Net (loss)/ gain from fair value adjustment of investment properties	9	(51,677)	35,750	(7,940)
Gain from disposal of farmlands		15,026	11,868	4,631
General and administrative expenses	27	(27,780)	(19,504)	(18,266)
Selling expenses	27	(13,556)	(15,826)	(14,659)
Other operating results, net	28	(8,914)	(1,649)	(8,067)
Management fees		(4,760)	(8,988)	-
(Loss)/ profit from operations		(20,390)	93,193	35,084
Share of profit/ (loss) of associates and joint ventures	8	1,580	(420)	(15,679)
(Loss)/ profit before financial results and income tax		(18,810)	92,773	19,405
Finance income	29	2,199	2,818	2,322
Finance cost	29	(23,711)	(33,577)	(53,097)
Other financial results	29	34,603	77,201	70,693
Inflation adjustment	29	11,177	862	2,022
Financial results, net	29	24,268	47,304	21,940
Profit before income tax		5,458	140,077	41,345
Income tax	23	72,721	(4,262)	(98,772)
Profit/ (loss) for the year from continuing operations		78,179	135,815	(57,427)
Loss for the year from discontinued operations	35	-	-	(29,190)
Profit/ (loss) for the year		78,179	135,815	(86,617)

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries (i)		8,531	(46,699)	(3,234)
Revaluation surplus		513	1,285	3,475
Other comprehensive income/ (loss) for the year from continuing operations		9,044	(45,414)	241
Other comprehensive loss for the year from discontinued operations		-	-	(40,449)
Total other comprehensive income/ (loss) for the year		9,044	(45,414)	(40,208)
Total comprehensive income/ (loss) for the year		87,223	90,401	(126,825)
Total comprehensive income/ (loss) from continuing operations		87,223	90,401	(57,186)
Total comprehensive loss from discontinued operations		-	-	(69,639)
Total comprehensive income/ (loss) from the year		87,223	90,401	(126,825)
Profit/ (loss) for the year attributable to:
Equity holders of the parent		43,870	79,954	(44,433)
Non-controlling interest		34,309	55,861	(42,184)
Profit/ (loss) from continuing operations attributable to:
Equity holders of the parent		43,870	79,954	(27,146)
Non-controlling interest		34,309	55,861	(30,281)
Total comprehensive profit/ (loss) attributable to:
Equity holders of the parent		47,573	61,809	(56,251)
Non-controlling interest		39,650	28,592	(70,574)
Profit/ (loss) for the year per share attributable to equity holders of the parent: (ii)
Basic		72.87	131.29	(81.68)
Diluted		64.04	117.75	(81.68)
Profit/ (loss) per share from continuing operations attributable to equity holders of the parent:
Basic		72.87	131.29	(49.90	)(iii)
Diluted		64.04	117.75	(49.90)

(i)	The components of other comprehensive income/ (loss) do not generate an impact on income tax.
(ii)	See note 19 to these Consolidated Financial Statements.
(iii)	Given that the result for the year showed losses, there is no diluted effect of said result.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2023, 2022 and 2021

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iv)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2022	590	2	54,387	5,176	67,303	491	2,484	1,383	45,615	177,431	268,368	445,799
Profit for the year	-	-	-	-	-	-	-	-	43,870	43,870	34,309	78,179
Other comprehensive income for the year	-	-	-	-	-	-	-	3,703	-	3,703	5,341	9,044
Total comprehensive income for the year	-	-	-	-	-	-	-	3,703	43,870	47,573	39,650	87,223
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	2,772	45,989	(48,761)	-	-	-
Repurchase of treasury shares (iii)	(18)	18	-	-	-	-	-	(6,129)	-	(6,129)	(751)	(6,880)
Reserve for share - based payments	-	-	-	-	-	5	-	78	-	83	181	264
Exercise of warrants (ii)	1	-	3	(73)	575	-	-	-	-	506	12	518
Share based payment reserve	-	-	-	-	-	-	-	-	-	-	2	2
Dividends distribution	-	-	-	-	-	-	-	(11,759)	(5,479)	(17,238)	(26,222)	(43,460)
Issuance of shares	13	(13)	-	-	-	(4,327)	-	4,327	-	-	-	-
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	29	29
Changes in non-controlling interest	-	-	-	-	-	-	-	7,333	-	7,333	(7,985)	(652)
Other changes in shareholders' equity	-	-	-	-	-	-	-	115	-	115	68	183
Balance as of June 30, 2023	586	7	54,390	5,103	67,878	(3,831)	5,256	45,040	35,245	209,674	273,352	483,026

(i)	Includes ARS 2 of inflation adjustment of Treasury shares. See Note 19.

(ii)	As of June 30, 2023, the remaining warrants to exercise amount to 88,293,771. See Note 38.

(iii)	Corresponds to the repurchase plan approved by the shareholders´ meeting dated as of November 11, 2022. As of June 30, 2023, 18,347,115 shares have been repurchased. See Note 38 and Note 40.

(iv)	Group’s other reserves for the year ended June 30, 2023 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (*)	Total other reserves
Balance as of June 30, 2022	(795)	2,669	528	-	(1,019)	1,383
Other comprehensive income for the year	-	3,154	-	-	549	3,703
Total comprehensive income for the year	-	3,154	-	-	549	3,703
Assignment of results - Shareholders’ meeting	-	-	-	45,989	-	45,989
Repurchase of treasury shares	(6,129)	-	-	-	-	(6,129)
Changes in non-controlling interest	-	-	-	-	7,333	7,333
Reserve for share-based payments	-	-	-	-	78	78
Other changes in shareholders' equity	-	155	-	-	(40)	115
Issuance of shares	4,327	-	-	-	-	4,327
Dividends distribution	-	-	-	(11,759)	-	(11,759)
Balance as of June 30, 2023	(2,597)	5,978	528	34,230	6,901	45,040

(*)	Includes revaluation surplus.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2023, 2022 and 2021

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve GR 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2021	589	2	54,386	5,206	67,094	482	2,484	4,090	14,478	(34,109)	114,702	259,647	374,349
Profit for the year	-	-	-	-	-	-	-	-	-	79,954	79,954	55,861	135,815
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(18,145)	-	(18,145)	(27,269)	(45,414)
Total comprehensive (loss)/ income for the year	-	-	-	-	-	-	-	-	(18,145)	79,954	61,809	28,592	90,401
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	-	(7,882)	-	7,882	-	-	-
Exercise of warrants	1	-	1	(30)	209	-	-	-	-	-	181	13	194
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	(323)	(323)
Reserve for share-based payments	-	-	-	-	-	9	-	-	30	-	39	110	149
Changes in non-controlling interest	-	-	-	-	-	-	-	-	4,335	-	4,335	(75)	4,260
Dividends distribution	-	-	-	-	-	-	-	-	-	-	-	(18,702)	(18,702)
Other changes in shareholders' equity	-	-	-	-	-	-	-	3,792	685	(8,112)	(3,635)	(987)	(4,622)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	93	93
Balance as of June 30, 2022	590	2	54,387	5,176	67,303	491	2,484	-	1,383	45,615	177,431	268,368	445,799

(i)	Includes ARS 3 of inflation adjustment of Treasury shares. See Note 19.

(ii)	Group’s other reserves for the year ended June 30, 2022 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (*)	Total other reserves
Balance as of June 30, 2021	(795)	21,002	528	(6,257)	14,478
Other comprehensive (loss)/ income for the year	-	(19,072)	-	927	(18,145)
Total comprehensive (loss)/ income for the year	-	(19,072)	-	927	(18,145)
Changes in non-controlling interest	-	-	-	4,335	4,335
Reserve for share-based payments	-	-	-	30	30
Other changes in shareholders' equity	-	739	-	(54)	685
Balance as of June 30, 2022	(795)	2,669	528	(1,019)	1,383

(*)	Includes revaluation surplus.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2023, 2022 and 2021

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2020	499	2	54,125	-	56,242	482	1,980	4,090	5,355	10,828	133,603	515,011	648,614
Loss for the year	-	-	-	-	-	-	-	-	-	(44,433)	(44,433)	(42,184)	(86,617)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(11,818)	-	(11,818)	(28,390)	(40,208)
Total comprehensive loss for the year	-	-	-	-	-	-	-	-	(11,818)	(44,433)	(56,251)	(70,574)	(126,825)
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	504	-	-	(504)	-	-	-
Share capital increase	90	-	261	5,206	10,852	-	-	-	-	-	16,409	40,678	57,087
Changes in non-controlling interest	-	-	-	-	-	-	-	-	1,470	-	1,470	2,535	4,005
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(12,974)	(12,974)
Other changes in shareholders' equity	-	-	-	-	-	-	-	-	19,471	-	19,471	5,433	24,904
Irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	463	463
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	88	88
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	-	(221,013)	(221,013)
Balance as of June 30, 2021	589	2	54,386	5,206	67,094	482	2,484	4,090	14,478	(34,109)	114,702	259,647	374,349

(i)	Includes ARS 4 of inflation adjustment of Treasury shares.

(ii)	Group’s other reserves for the year ended June 30, 2021 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (*)	Total other reserves
Balance as of June 30, 2020	(795)	15,852	528	(10,230)	5,355
Other comprehensive (loss)/ income for the year	-	(12,620)	-	802	(11,818)
Total comprehensive (loss)/ income for the year	-	(12,620)	-	802	(11,818)
Changes in non-controlling interest	-	-	-	1,470	1,470
Other changes in equity	-	17,770	-	1,701	19,471
Balance as of June 30, 2021	(795)	21,002	528	(6,257)	14,478

(*)	Includes revaluation surplus.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Cash Flows

for the fiscal years ended June 30, 2023, 2022 and 2021

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2023	06.30.2022	06.30.2021
Operating activities:
Net cash generated from operating activities before income tax paid	18	41,757	49,657	20,814
Income tax paid		(5,783)	(2,645)	(149)
Net cash generated from continuing operating activities		35,974	47,012	20,665
Net cash generated from discontinued operating activities		-	-	10,751
Net cash generated from operating activities		35,974	47,012	31,416
Investing activities:
Proceeds from decrease of participation in associates and joint ventures		-	-	1,209
Capital contributions to associates and joint ventures		(24)	(1,345)	(149)
Proceeds from sales of intangible assets		-	13	-
Contributions to associates and joint ventures pending subscription		(45)	(123)	-
Acquisition and improvement of investment properties		(5,904)	(13,224)	(3,531)
Proceeds from sales of investment properties		22,644	56,001	65,523
Acquisitions and improvements of property, plant and equipment		(18,199)	(8,671)	(7,149)
Financial advances		-	-	(241)
Acquisition of intangible assets		(369)	(248)	(300)
Proceeds from sales of property, plant and equipment		17,843	6,196	3,100
Dividends collected from associates and joint ventures		646	7,890	-
Proceeds from loans granted		551	977	237
Acquisitions of investments in financial assets		(55,427)	(58,608)	(59,246)
Proceeds from disposal of investments in financial assets		52,263	38,996	112,852
Interest and dividends collected from financial assets		120	194	3,936
Decrease in securities		-	-	181
Loans granted		(7)	-	(767)
Cash incorporated by buissiness combination, net of cash paid		-	-	(11,182)
Proceeds from/ (Payments of) derivative financial instruments		824	(252)	(1,839)
Net cash generated from continuing investing activities		14,916	27,796	102,634
Net cash generated from discontinued investing activities		-	-	155,908
Net cash generated from investing activities		14,916	27,796	258,542
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		104,947	66,489	226,751
Payment of borrowings and non-convertible notes		(110,187)	(89,811)	(330,808)
Obtaining of short term loans, net		4,183	4,999	28,847
Interest paid		(34,268)	(34,948)	(72,607)
Borrowings with associates and joint ventures, net		-	52	-
Proceeds from sales of non-controlling interest in subsidiaries		-	93	-
Payment of borrowings with reladed parties		(28)	(1,037)	-
Repurchase of non-convertible notes		(4,794)	(5,577)	(23,671)
Capital contributions from non-controlling interest in subsidiaries		-	(1,151)	2,255
Acquisition of non-controlling interest in subsidiaries		-	-	(265)
Proceeds from issuance of shares and other equity instruments		-	-	44,666
Lease liabilities paid		-	(2,259)	(144)
Repurchase of treasury shares		(6,880)	(323)	-
Dividends paid		(43,860)	(16,772)	(11,659)
Exercise of warrants		518	181	-
Share capital increase in subsidiaries		-	-	10,977
Payment of financial leases		(374)	-	-
Irrevocable contributions received		-	265	-
Net cash used in continuing financing activities		(90,743)	(79,799)	(125,658)
Net cash used in discontinued financing activities		-	-	(63,982)
Net cash used in financing activities		(90,743)	(79,799)	(189,640)
Net decrease in cash and cash equivalents from continuing activities		(39,853)	(4,991)	(2,359)
Net increase in cash and cash equivalents from discontinued activities		-	-	102,677
Net (decrease)/ increase in cash and cash equivalents		(39,853)	(4,991)	100,318
Cash and cash equivalents at the beginning of the year	16	75,261	97,319	535,898
Foreign exchange gain/ (loss) in cash and changes in fair value of cash equivalents		7,162	-	(675)
Result from exposure to inflation on cash and cash equivalents		(3,634)	(17,067)	(24,427)
Deconsolidation		-	-	(513,795)
Cash and cash equivalents at the end of the year	16	38,936	75,261	97,319

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

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.. These entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Financial Statements for issuance on October 19, 2023.

As of June 30, 2023, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business.

The Group, with the acquisition of IDBD, established two centers of operations for the business of urban properties and investments, Argentina and Israel, to manage its global businesses. With the loss of control of the Israel Operations Center and its deconsolidation as of October 1, 2020, the Group manages its operations in this business, through a single operations center in Argentina.

Agricultural Business

Within the agricultural business, the Group, through Cresud, engaged in the operation of crop production, cattle feeding, raising, fattening and slaughtering, milk production, sugarcane production, brokerage activities and sale of supplies. The Group currently has agricultural operations and investments in Argentina, Brazil, Paraguay and Bolivia.

Cresud's shares are listed on the BYMA (BYMA: CRES) and the NASDAQ (NASDAQ: CRESY). The shares of our subsidiary Brasilagro are listed and traded on both the Novo Mercado del BOVESPA (SAO: AGRO3) and the NYSE (NYSE: LND).

Urban Properties and Investments Business

The activities of the urban properties and investments business are carried out mainly through IRSA. Through IRSA, the Group manages, develops and owns 14 shopping malls in Argentina, 6 office buildings, 3 hotels and an extensive land reserve for future mixed-use developments, and since 2009 it entered the real estate market of the US, mainly through the acquisition of non-controlling interests in office buildings and hotels. Indistinctly through IRSA, the Group also develops residential properties for sale. The Group uses the term “real estate” interchangeably in these consolidated financial statements to denote investment activities, development and/or sale of properties.

The activities of the “Others” segment of the Group are carried out mainly through BHSA, in which IRSA holds, directly and indirectly, a 29.91% stake. BHSA is a commercial bank that offers a wide range of banking activities and related financial services to individuals, small, medium and large companies, including the granting of mortgage loans. BHSA's shares are listed on BYMA (Merval: BHIP).

Operations Center in Israel

As indicated in Note 1. to the consolidated financial statements as of June 30, 2020, on September 25, 2020, the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares and the appointment of a custodian over the shares of DIC and Clal. Following this decision, the IDBD Board of Directors was removed from its functions, so the Group lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center has been reclassified to discontinued operations for the year ended as of June 30, 2021.

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

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply.  Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these financial statements have been reported in terms of the measuring unit current as of June 30, 2023 according to IAS 29.

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

-	Non-monetary assets, and liabilities and equity component are recorded at restated cost as of the balance sheet date.
-	All items in the statement of income and other comprehensive income are restated applying the relevant conversion factors.
-	The effect of inflation in the Group’s net monetary position is included in the statement of income under Financial results, net, in the item “Inflation adjustment”.
-	Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

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

-	Other comprehensive income/ (loss) was restated as from each accounting allocation.
-	The other reserves were restated from the initial application.

In relation to the inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price Index (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below show the evolution of these indexes in the last two fiscal years and as of June 30, 2023 according to official statistics (INDEC) following the guidelines described in Resolution 539/18:

Price variation	June 30, 2021	June 30, 2022	June 30, 2023	Cumulative as of June 30,2023 (3 years)
Annual	50%	64%	116%	431%

As a consequence of the aforementioned, these financial statements as of June 30, 2023 were restated in accordance with IAS 29.

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

(e)Accounting criteria

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

06-30-2023
Annual Improvements to IFRS Standards 2018-2020

The following improvements were finalized in May 2020:

•   IFRS 9 Financial Instruments - clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

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
IFRS 17 Insurance Contracts

IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are remeasured in each reporting period. Contracts are measured using the building blocks of:

•       discounted probability-weighted cash flows

•       an explicit risk adjustment, and

•       a contractual service margin (CSM) representing the unearned profit of the contract which is recognised as revenue over the coverage period.

The standard allows a choice between recognising changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. The choice is likely to reflect how insurers account for their financial assets under IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

Targeted amendments made in July 2020 aimed to ease the implementation of the standard by reducing implementation costs and making it easier for entities to explain the results from applying IFRS 17 to investors and others. The amendments also deferred the application date of IFRS 17 to 1 January 2023.

Further amendments made in December 2021 added a transition option that permits an entity to apply an optional classification overlay in the comparative period(s) presented on initial application of IFRS 17. The classification overlay applies to all financial assets, including those held in respect of activities not connected to contracts within the scope of IFRS 17. It allows those assets to be classified in the comparative period(s) in a way that aligns with how the entity expects those assets to be classified on initial application of IFRS 9. The classification can be applied on an instrument-by-instrument basis.

06-30-2024
Classification of Liabilities as Current or Non-current - Amendments to IAS 1

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability.

The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

They must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

Since the approval of these amendments, the IASB has issued an exposure draft proposing additional changes and the deferral of such amendments until at least January 1, 2024.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

06-30-2024
Definition of accounting estimates - Amendments to IAS 8.

The amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” clarifies how entities should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current exercise.

06-30-2024
Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities.

06-30-2024
Sale or contribution of assets between an investor and its associate or joint venture - Amendments to IFRS 10 and IAS 28

The IASB has made limited scope amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures.

The amendments clarify the accounting treatment for sales or contribution of assets between an investor and their associates or joint ventures. They confirm that the accounting treatment depends on whether the nonmonetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations').

Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognised by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively.

In December 2015, the IASB decided to defer the application date of this amendment until such time as the IASB has finalized its research project on the equity method
Global implementation of Pillar Two model

In December 2021, the Organization for Economic Cooperation and Development (OECD) published the Pillar Two model, with the objective of carrying out certain tax reforms applicable to companies.

The rules are designed to ensure that large multinational companies within the scope of the rules pay a minimum level of tax. Generally, the rules apply a supplementary tax system that raises the total amount of taxes paid on an entity's excess profits in a jurisdiction up to the minimum rate of 15%.

06-30-2024
Supplier finance arrangements amendments - amendments to IAS 7 and IFRS 7

The amendments were prepared to respond to requests from investors regarding the need to have more information regarding financing agreements with suppliers, in order to be able to evaluate how these agreements affect liabilities, cash flows and the liquidity risk of an entity. New disclosures must be included in the financial statements, such as the terms and conditions of said agreements, as well as the recorded values of the liabilities, and ranges of payment due dates applicable to the liabilities that are under the Payment Agreement scheme. financing with suppliers, as well as for comparable commercial accounts that are not part of such agreements.

Entities will apply such modifications to reporting annual years beginning on or after January 1, 2024. Early application is permitted. If an entity applies those modifications to prior years, it shall disclose this fact.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Lack of interchangeability of currencies - amendments to IAS 21

The amendments to IAS 21, issued in August 2023, have been prepared to respond to concerns about diversity in practice when accounting for the lack of interchangeability between currencies. The amendments will assist businesses and investors by addressing an issue that was not previously covered in the accounting requirements for the effects of changes in exchange rates.

An entity shall apply such amendments for annual reporting periods beginning on or after January 1, 2025. Early application is permitted. If an entity applies the modifications for a prior period, it shall disclose that fact.

Management is studying the impact that these new regulations and modifications will have for the Group.

At the date of issuance of these consolidated financial statements, there are no other standards or amendments issued by the IASB that are not yet effective and are expected to have a significant effect on the Group.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group conducts its business through several operating and investment companies, the principal are listed below:

Agricultural Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.2023	06.30.2022	06.30.2021
Cresud's direct equity interest in:
Brasilagro-CompanhIa Brasileira de Propriedades Agrícolas (1) (2)	Brazil	Agricultural	37.88%	39.56%	39.44%
Futuros y Opciones.Com S.A. (6)	Argentina	Brokerage	49.55%	50.10%	50.10%
Helmir S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
IRSA Inversiones y Representaciones Sociedad Anónima (2)	Argentina	Real estate	56.93%	53.94%	62.22%
Alafox S.A. (3)	Uruguay	Investment	-	-	100.00%
Brasilagro's direct equity interest in:
Araucária Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cajueiro Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Ceibo Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Cremaq Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Engenho de Maracajú Ltda. (3)	Brazil	Agricultural	-	99.99%	99.99%
Flamboyant Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	99.99%	99.99%	99.99%
Mogno Ltda.	Brazil	Agricultural	99.99%	99.99%	99.99%
Palmeiras S.A.	Paraguay	Agricultural	99.99%	99.99%	99.99%
Agropecuaria Morotí S.A.	Paraguay	Agricultural	99.99%	99.99%	99.99%
Agrifirma S.A.	Brazil	Agricultural	99.99%	99.99%	99.99%
Agropecuaria Acres del Sud S.A. (2) (4)	Bolivia	Agricultural	99.99%	99.99%	99.99%
Ombú Agropecuaria S.A. (4)	Bolivia	Agricultural	99.99%	99.99%	99.99%
Yatay Agropecuaria S.A. (4)	Bolivia	Agricultural	99.99%	99.99%	99.99%
Yuchán Agropecuaria S.A. (2) (4)	Bolivia	Agricultural	99.99%	99.99%	99.99%
Futuros y Opciones.Com. S.A.'s direct equity interest in:
Amauta Agro S.A. (5)	Argentina	Brokerage	98.57%	98.57%	98.57%
FyO Acopio S.A. (5)	Argentina	Warehousing and brokerage	98.57%	98.57%	98.57%
FyO Chile SPA	Chile	Brokerage	100.00%	100.00%	100.00%
Helmir S.A.'s direct equity interest in:
FyO Holding S.A.	Uruguay	Investment	50.10%	50.10%	-

(1)

The Group exercises “de facto control” over Brasilagro as a result of (i) the percentage and concentration of voting rights of the Group, and the absence of other shareholders with significant voting rights, (ii) the absence of a voting agreement among the other shareholders to vote together as a group, and (iii) the record of attendance to Shareholders’ Meetings and the record of votes casted by the other shareholders; the Group’s effective control to direct Brasilagro’s relevant activities has been exercised through its seat in the Board of Directors. See Note 7 for further information regarding to Brasilagro.

(2)	Includes interest indirectly held through Helmir.
(3)	Liquidated during the fiscal years ended June 30, 2023 and 2022.
(4)	See Note 4 to the consolidated financial statements as of June 30, 2021.
(5)	Includes direct participation of Cresud.
(6)	The group owns 50.10% of the common shares of Futuros y Opciones S.A (FyO). The preferred options held by FyO management have only economic rights, the voting rights are held by common shareholders.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban Properties and Investments Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.2023	06.30.2022	06.30.2021
IRSA's direct equity interest:
IRSA CP (1)	Argentina	Real estate	-	-	79.92%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A. (4)	Uruguay	Investment	-	100.00%	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
UT IRSA y Galerías Pacífico S.A. (2)	Argentina	Investment	50.00%	50.00%	50.00%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (3)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%	100.00%	100.00%
We Are APPA S.A.	Argentina	Design and software development	98.67%	93.63%	93.63%
Tyrus S.A.'s direct equity interest in:
DFL and DN BV	Bermudas/ Netherlands	Investment	99.59%	99.50%	99.50%
IRSA International LLC	United States	Investment	100.00%	100.00%	100.00%
Jiwin S.A. (4)	Uruguay	Investment	-	100.00%	100.00%
Liveck S.A. (5)	British Virgin Islands	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	United States	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct equity interest in:
Real Estate Investment Group VII LP (REIG VII)(4)	Bermudas	Investment	-	100.00%	100.00%
DFL's direct equity interest in:
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%

(1)	Includes interest held through E-Commerce Latina S.A. and Tyrus S.A as of June 30, 2021. See Note 4 to the consolidated financial statements as of June 30, 2022.
(2)

The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholders agreement that confers its majority of votes in the decision making process.

(3)	Includes interest held through Torodur S.A. and IRSA.
(4)	Liquidated during the present fiscal year.
(5)	Includes Tyrus’ and IRSA S.A.’s equity interests.

Except for the aforementioned items, the percentage of votes does not differ from the stake.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant. Quantitatively, the Group considers significant those entities that individually represent at least 20% of the equity attributable to the total non-controlling interest at the end of each year. Likewise, within the qualitative aspects, the specific risks to which each individual entity is exposed, its performance and the importance that each entity has within the Group are taken into account, among other factors.

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

(d) Associates and joint arrangements

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

Investments in associates and joint ventures are accounted for under the equity method. Under the equity method of accounting, interests in joint ventures are initially recognized in the Consolidated Statement of Financial Position at cost and adjusted thereafter to recognize the Group’s share of post-acquisition profits or losses and other comprehensive income in the Statement of Income and Other Comprehensive Income.

The Group determines at each reporting date whether there is any objective evidence that the investment in associates and joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and it’s carrying value and recognizes such difference in "Share of profit / (loss) of associates and joint ventures" in the Statement of Income and Other Comprehensive Income.

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

Foreign exchange gains and losses are presented in the Statement of Income and Other Comprehensive Income within other financial income, as appropriate, unless they have been capitalized.

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

2.6 Investment properties

Investment properties are those properties owned by the Group that are held either to earn long-term rental income or for capital appreciation, or both, and that are not occupied by the Group for its own operations. Investment properties also includes properties that are being constructed or developed for future use as investment property. The Group also classifies as investment properties land whose future use has not been determined yet. The Group’s investment properties primarily comprise the Group’s portfolio of shopping malls and offices, certain property under development and undeveloped land.

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

Generally, fair value of farmlands, office buildings and land reserves is based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset (Level 2).

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

Changes in fair values are recognized in the Consolidated Statement of Comprehensive Income and Other Comprehensive Income under the line item “Net gain / (loss) from fair value adjustments of investment properties”.

Asset transfers, including assets classified as investments properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from property, plant and equipment to investment properties; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment property. The transfer of investment properties to other items is carried out at the fair value of the asset on the date of change of use and said fair value is the cost of the property for the purposes of subsequent accounting according to the applicable standard. If an owner-occupied property is converted to investment property, the Group values the property at the corresponding carrying amount prior to transfer and classifies it as investment property at fair value on the date of change of use. The Group will treat any difference, as of that date, between the determined carrying amount of the property and the fair value, in the same way in which it would record a revaluation applying IAS 16. A transfer from inventories to Investment properties, will be accounted for by recognizing the result between its previous book value and its fair value and any difference between the fair value of the property at that date and its previous carrying amount will be recognized in the result of the fiscal year.

The Group may sell an investment property when it considers it is not core to its ongoing rental business activities. Where the Group disposes of a property at fair value in an arm’s length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the Statement of Comprehensive Income and Other Comprehensive Income in the line “Net (loss) / gain from fair value adjustments of investment properties”.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposal. The disposal of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are recognized when legal title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the context of conditional agreements, disposals are recognized only after the conditions to which the agreements are subject have been satisfied. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value.

The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "other operating results, net" in the Consolidated Statement of Comprehensive Income and Other Comprehensive Income at the time they are incurred.

2.7 Property, plant and equipment

This category primarily comprises buildings or portions of a building used for administrative purposes, machines, computers, and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group also has several hotel properties. Based on the respective contractual arrangements with hotel managers and / or given their direct operators nature, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under "Property, plant and equipment".

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

The remaining useful life as of June 30, 2023 is as follows:

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

Gains and losses from the sale of these assets are recognized when control is transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

Gains and losses on disposals are determined by comparing the proceeds, net of direct expenses related to such sales, with the carrying amount. Gains and losses from the disposal of farmlands are disclosed within “Gains from disposal of farmlands” in the Statement of Income. All other gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the Statement of Comprehensive Income and Other Comprehensive Income.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

A Group company is the lessee

The Group has entered into some operating lease agreements, mainly related to agribusiness activities. By virtue of these contracts, the Group leases land open for agricultural exploitation during one or more crop seasons. The lease price is generally set at a fixed amount in dollars or at a certain number of quintals of soybeans (or equivalent measurement unit) during the entire lease term. Lease payments can be made in installments or in advance at the beginning of the lease. The lease costs are recognized in the Statement of Income and Other Comprehensive Income in relation to the degree of ripeness of the harvest since the Group considers that this systematic base is more representative of the time pattern of the leases’ benefits.

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

(c) Right to receive future units under barter agreements

The Group also enters into barter transactions where it normally exchanges undeveloped parcels of land or other assets with third-party developers for future property to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Such rights are initially recognized at cost (which is the fair value of the land assigned) and are not adjusted later, unless there is any sign of impairment.

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

For the Group’s operations in Argentina and Brazil, harvested crops are perpetually measured at net realizable value until the point of sale because there is an active market for such products, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry of measuring the inventories at net realizable value. Changes in net realizable value are recognized in the Statement of Income in the year in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

Net realizable value is the estimated selling price in the ordinary course of business less selling expenses. It is determined on an ongoing basis, taking into account the product type and aging, based on the accumulated prior experience with the useful life of the product. The Group periodically reviews the inventory and its aging and books an allowance for impairment, as necessary.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The line item “Cost of sales and services from agricultural business” within “Costs” in the Statement of Income and Other Comprehensive Income represents the recognition as an expense of agricultural produce held in inventory, valued at either cost or net realizable value, as applicable, or biological assets valued at fair value less costs to sell.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

If either of the two criteria mentioned in the previous paragraph is not met, the debt instrument is classified as an asset at fair value through profit or loss. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the Statement of Income and Other Comprehensive Income.

Equity investments

All equity investments, which are neither subsidiaries nor associate companies nor joint ventures of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Group decided to recognize changes in fair value of equity investments through changes in profit or loss.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

For significant non-homogeneous receivables, the Group generally measures impairment based on an individual analysis. When they are evaluated individually, the Group recognizes the provision for impairment as the difference between the book value of the receivable and the present value of future cash flows, taking into account the existing guarantees, if applicable. This allowance for doubtful accounts considers the financial situation of the debtor, their resources, the payment history and, if applicable, the value of the guarantees provided.

For non-significant homogeneous receivables, the Group assesses the impairment by grouping these receivables based on characteristics of similar risks, considering the type of asset, the delinquency condition and other relevant factors. The Group considers different factors to calculate the amount of the allowance for impairment, which, in its opinion, represents the expected losses over the life of the receivables. When determining the allowance for doubtful accounts, the Group considers, among other factors: (i) the delinquency of the receivables, (ii) the history of losses and the general behavior of the clients, (iii) the trends in volumes and terms of the receivables, (iv) the Group's experience in credit management, (v) national and local economic trends, (vi) credit concentrations by individual size and type of credit, and (vii) the effect of other external factors.

The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of a separate account, and the amount of the loss is recognized in the Statement of Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the Statement of Income and Other Comprehensive Income.

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

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized in the Statement of Income and Other Comprehensive Income.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

2.20 Employee benefits

(a) Defined contribution plans

The Group operates a defined contribution plan, which is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current year or prior periods. The contributions are recognized as employee benefit expenses in the Statement of Income in the fiscal year they are due.

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

The fair value of the share-based payment is expensed and charged to income under the straight-line method over the vesting period, during which the right to the equity instrument becomes irreversible. This valuation is determined based on the most accurate estimate available for the expected quantity of equity instruments likely to vest. If subsequent information becomes available, indicating a variance from the initial estimates in terms of the number of equity instruments expected to vest, these estimates are subject to revision.

2.21 Current income tax, deferred income tax and minimum presumed income tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. Income tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence, deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the Statement of Financial Position, dividends have been accrued as receivable a binding agreement to distribute past earnings in future has been entered into by the subsidiary or there are sale plans in the foreseeable future.

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

Revenue from satisfaction of performance obligations at a given time is recognized when the client obtains control of the committed asset or service considering whether there is a right to collection, if the client has the physical possession, if the client has the legal right and if they have transferred the risks and benefits.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The Group has determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. The Group concluded that, even though a lease is cancellable under law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. The Group reached this conclusion based on factors such as: (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains); (iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group’s tenants only have stores in shopping malls with a few or none street stores. See details in Note 24.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

In addition, some leases include provisions that set forth variable rent based on specific volumes of sales revenue and other types of ratios.

Rental income from shopping malls, admission rights and commissions, are recognized in the Consolidated Statement of Income and Other Comprehensive Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, i.e. lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent increases are recognized when such increases have been agreed with tenants.

Tenants in the Group’s shopping mall are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the Consolidated Statement of Income and other Comprehensive Income on a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements for its shopping malls properties and consequently earns letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the Consolidated Statement of Income and Other Comprehensive Income on a straight-line basis over the term of the lease agreements.

The Group’s lease contracts also provide that common area maintenance charges and collective promotion funds of the Group’s shopping malls are borne by the corresponding lessees, generally on a proportional basis. These common area maintenance charges include all expenses necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

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

Rental income from offices and other rental properties is recognized in the Statement of Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

These revenues has been recognized in discontinued operations (see Note 35).

•	Sales and Development activities

Revenue from sale and developments of real estate properties primarily comprises the results from the sale of trading properties. Results from the sale of properties are recognized only when the control has been transferred to the buyer. This normally takes place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized when these conditions are satisfied.

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land and on occasion, the Group also receives cash as part of the transactions. Legal title to the land together with all risks and rewards of ownership are transferred to the developer upon sale. The Group generally requires the developer to issue insurances or to mortgage the land in favor of the Group as performance guarantee. In the event the developer does not fulfill its obligations, the Group forecloses on the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

The Group determines that its barters have commercial substance and that the conditions for recording the income from the transfer of parcels or land are met at the time the swap operation is carried out. Revenues are recorded at the fair value of the goods delivered, adjusted as appropriate by the amount of cash received. In exchange for the parcels or land transferred, the Group generally receives cash and / or a right to receive future units that are part of the projects to be built on the parcels or land exchanged. This right is initially recognized at cost (this being the fair value of the land transferred) as an intangible asset in the statement of financial position. Said intangible asset is not adjusted in subsequent years unless it is impaired.

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the control is transferred to the buyer. This will normally take place when the deeds of title are transferred to the homebuyer.

However, the Group may market residential apartments during construction or even before construction commences. In these situations, buyers generally surrender a down payment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the non-fulfillment of the developer's obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

•	Revenue from hotels

Revenue income from hotel operations mainly includes room services, gastronomy and other services. Revenue from the sale of products is recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenue from the sale of services is recognized when the service is provided.

Revenues from supermarket sales have been recognized in discontinued operations (see Note 35).

2.24 Cost of sales

Cost of sale of urban property business and investments:

The cost of sales includes the cost of selling the operation and management of shopping centers maintained by the Group as part of its real estate investments.

Cost of sales of agricultural business:

The line " Cost of sales and services from agricultural business" within the Group's costs in the statement of income represents the cost of sales of agricultural products included in inventories, valued at cost or net realizable value, as appropriate, or biological assets valued at fair value less costs to sell.

See Notes 2.11 and 26 to these financial statements for more information about Costs.

Cost of sales included in discontinued operations:

The Group's cost of sales with respect to the provision of communication services mainly includes the purchase costs of equipment, salaries and related expenses, service costs, royalties, ongoing license fees, interconnections and maintenance expenses, roaming, cell tower leasing costs, depreciation and amortization expenses and maintenance expenses, directly related to the services provided.

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

2.27 Comparability of information

The balances as of June 30, 2022 and 2021 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1. Certain figures have been reclassified for the purposes of comparative presentation with those of the current year

Additionally, the Group has redefined the operating segments, see Note 6 to these Financial Statements and it has been decided to show the production costs of biological assets in Note 14.

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

Business continuity of cash-generating units.

Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).

		Should any of the assumptions made be inaccurate; this could lead to differences in the recoverable values of cash-generating units.	Note 8 - Investments in associates and joint ventures Note 10 - Property, plant and equipment Note 12 - Intangible assets
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

		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.3 - Scope of consolidation; “de facto control”
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 - Property, plant and equipment Note 12 - Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 9.	Incorrect valuation of investment property values	Note 9 - Investment properties
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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

4. Acquisitions and disposals

Agricultural business

Panamby Farm (Brazil)

On September 12, 2022 BrasilAgro has acquired a farmland located in the municipality of Querệncia, state of Mato Grosso, Brazil. The property has an arable area of 5,400 hectares (10,800 hectares of total área), of which 80% are suitable for second crop. The acquisition value is BRL 285.6 million (equivalent to 302 soybean bags per arable hectare at the date of transaction), which will be paid in two installments, a down payment of BRL 140 million at the signing of the contract and a second installment of BRL 145.6 million that will be paid on August 21, 2023.

Sale of fraction of farm "Morotí" (Paraguay)

On October 6, 2022, BrasilAgro completed the sale of a fraction of 863 hectares (498 arable hectares) of the "Morotí" farm located in the State of Boquerón, Paraguay. The sale value was USD 1.5 million and the buyer made an initial payment of USD 748.5 thousand. The remaining balance will be paid in three equal annual installments. This fraction of the field was valued on the books at BRL 853 thousand. After this operation, a remainder of 58,722 hectares of this field remains in the hands of BrasilAgro.

Rio do Meio II Farm (Brazil)

On November 8, 2022, BrasilAgro signed a contract for the sale of 1,965 hectares (1,423 arable hectares) of the Rio do Meio farm, a rural property located in the municipality of Correntina - Bahia, which was acquired in January 2020. The value to be paid was set at 291 soybeans bags, equivalent to BRL 62.4 million on the date of the transaction. The buyer made an initial payment of BRL 17.7 million. The contract establishes a schedule for the transfer of ownership and revenue is recognized in four stages. The first was completed on November 14, 2022 and a revenue of BRL 20 million was recognized. The other phases are scheduled for July of each year until 2025. This fraction of the field was valued on the books at BRL 17.8 million. After this operation, a remnant of 5,750 hectares of said farm remains in the hands of Brasilagro.

Sale of farm “Araucaria” (Brazil)

In March 2023, Brasilagro signed two contracts for the sale of the remaining surface of 5,517 hectares (4,011 arable hectares) of its Araucaria farm, located in the municipality of Mineiros, State of Goiás, Brazil.

The first transaction was carried out on March 28, 2023, selling 5,185 hectares (3,796 arable hectares) at a value of 790 soybeans bags per arable hectare, equivalent to BRL 409.3 on the date of the transaction. The amounts will be paid in 7 installments, the first on July 30, 2023 and the second on August 16,2023 and the rest are scheduled for March 1 of each year until 2028. The domain transfer was made on June 15, 2023.

The second transaction was carried out on March 29, 2023, in which 332 hectares (215 arable hectares) were sold for a value of 297 soybeans bags per arable hectare, equivalent to BRL 8.5 on the date of the transaction. The amounts will be paid in 5 installments, the first was collected on April 14, 2023 and the others are scheduled for March 30 of each year until 2027. The domain transfer was made on May 31, 2023.

Sale of fraction of farm "Jatoba VII" (Paraguay)

On June 29, 2023, BrasilAgro completed the sale of 4,408 hectares (3,202 arable hectares) of the ☐Jatobá VII☐ form, located in the municipality of Jaborandi - Bahia. The sale value was BRL 121.6 million (equivalent to 952,815 soybean bags). Payments will be in BRL and made in 7 annual installments, making the the first of them at the time of signing the contract. The remaining installments are scheduled for July 31 of each year until 2029.

Farm purchase - Los Sauces

On June 30, 2023, Cresud signed the deed for the acquisition and obtained control of the 1,250-hectare "Los Sauces" farm (1,200 arable agricultural hectares) located in the department of Conhello, province of La Pampa. The purchase price was USD 4.5 million. As of the date of these financial statements, there is a pending balance of USD 2.7 million to be paid in three installments, the first for USD 1.3 million payable on April 30, 2024, the second for USD 0.7 million on December 20, 2024 and the third for USD 0.7 million on December 20, 2025.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban property business and investments

“261 Della Paolera” floor sale

On August 17, 2022, the Company sold and transferred one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 square meters and 8 parking spaces located in the building. The transaction price was set at approximately USD 12.6 million (USD/square meters 10,600), which had already been paid.

On February 28, 2023, the deed for the sale of 2 floors with a total of 2,394 square meters, 18 parking spaces, and 4 complementary units of the aforementioned building was signed. The transaction price was set at USD 22.5 million, which had already been paid.

On March 28, 2023, the deed for the sale of 5 floors with a total of 5,922 square meters, 49 parking spaces, and 10 complementary units of the same building was signed. The transaction price was set at USD 58.7 million, which had already been paid.

Barter transaction Córdoba

On August 18, 2022, the transfer of ownership was made as an exchange of the Property "Lot 16" located in the province of Córdoba, whose commitment had been celebrated on May 17, 2016. The price of the transaction was USD 2 million, and in exchange, the client assumes the commitment and the obligation to transfer, under the horizontal property regime, future real estate that will be functional units (apartments) and complementary units (storage rooms), whose construction and completion will be at his sole expense.

Zetol - Sell of plot and Boating Trust interest

On November 23, 2022, Zetol, subsidiary of Liveck S.A., sold the property number 46,931 located in Ciudad de la Costa, department of Canelones, to the Boating Trust for an amount of USD 8 million. The form of payment was the equivalent of USD 6 million in units and USD 2 million remains as an account receivable.

The units were delivered to the Maneiro family as partial cancellation of the debt that Liveck maintains with them for the purchase of the shares of Zetol.

Later that day, a novation agreement was made between Zetol and the Trust, substituting the receivable of USD 2 million that Zetol had for the sale of the plot, becoming trustor and beneficiary of the trust that will carry out the real estate development. Due to this, Zetol has the right to receive the net proceeds from the sale of units, equivalent to 791.7 square meters. Such a contract has established a minimum amount to be received.

Purchase of property on Paseo Colón Avenue

The Company purchased by public auction from the Government of the Autonomous City of Buenos Aires (hereinafter "GCABA"), a property located at 245 Paseo Colón Avenue and 12 parking spaces located at 275 Paseo Colón Avenue. The property, with potential for mixed uses, has 13 floors of offices in a covered area of approximately 13,700 m2 and an underground parking area. The purchase price was ARS 1,435 million, which was paid in full. On March 7th, 2023, the property was awarded.

On May 29, 2023, possession and the signing of the title transfer deed were already signed and simultaneously with the deed, the Company signed a bailment agreement with GCBA, which will maintain possession of the property free of charge for a period of 18 months (with the option to require a 6-month extension with a lease agreement), in accordance with the conditions agreed upon in the auction.

Purchase of Rundel Global Ltd´s common shares

On April 11, 2023 Tyrus S.A. purchased 573,442 class A preferred shares of Rundel Global Ltd for a total of USD 2.8 million, representing the 9.22% of the capital share.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Land acquisition Mendoza Bandera de los Andes 3027

On June 12, 2023, IRSA received possession of the land that had been duly sold to TROMEN S.A. in the province of Mendoza and which was subsequently repurchased in a judicial auction that took place on June 28, 2021. The price for ARS 30 million was compensated with the credit claimed judicially from TROMEN S.A..

Purchase of We Are Appa´s common-shares

On June 22, 2023 IRSA purchased We Are Appa´s  common-shares equivalent to 5.04% of the capital share. The operation was agreed for USD 115,000, equivalent to ARS 55.3 million. As a consequence of this operation, IRSA's holding in We Are Appa increased to 98.67% of the share capital.

Barter transaction Conil

On June 27, 2023, the barter transaction was signed with FIDEICOMISO ESQUINA GUEMES, which received 2 commercial premises, 2 apartments units and 4 parking spaces of the property located at Avenida General Güemes 898, Avellaneda district, province of Buenos Aires, which they were classified as “trading properties”. Likewise, a partial amendment of the barter transaction contract was signed, with which the parcel of land initially ceded is reincorporated.

Barter transaction Air Space Coto “Tower 2”

On June 30, 2023, in compliance with the barter transaction entered into in June 2016 with ABASTO TWINS S.A., the assignment of a functional parking space and the aerial right to raise of the “Tower 2 of  Coto Abasto” for a price of USD 3 million was signed, for which the sum of USD 15,250 was received in cash, and as non-cash consideration, the obligation to receive at least 29 functional units of the future tower, representing the equivalent of 20% of the square meters of the plans approved by the Government of the City of Buenos Aires, for the construction of the tower, with a minimum insured of 1,639 square meters.

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

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. Shown below the net carrying amounts of the Company’s financial instruments nominated in USD, broken down by the functional currencies in which the Company operates for the years ended June 30, 2023 and 2022. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

Agricultural business

As of June 30, 2023 and 2022, the book value net liability of the Group's instruments denominated in foreign currency is equivalent to the sum of ARS 78,376 and ARS 73,866, respectively (see Note 34). The Group estimates that, other factors being constant, a 10% appreciation in real terms of the US dollar against the respective functional currencies at year-end would result in a lower gain before income tax for the years ended June 30, 2023 and 2022 for an amount of ARS 7,738 (loss) and ARS 7,387 (loss), respectively. A 10% depreciation in real terms of the US dollar against the functional currencies would have an equal and opposite effect on the Statement of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivative instruments, such as future foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2023, the Group has future exchange contracts pending for an amount of ARS 1,773 (asset) and ARS 120 (liability). As of June 30, 2022, the Group has future exchange contracts pending for an amount of ARS 569 (asset) and ARS 300 (liability).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

As of June 30, 2023 and 2022, the book value net liability of the Group's instruments denominated in foreign currency is equivalent to the sum of ARS 63,158 and ARS 96,440, respectively. The Group estimates that, other factors being constant, a 10% appreciation in real terms of the US Dollar against the respective functional currencies at year-end would result in a net additional loss before income tax for the years ended June 30, 2023 and 2022 for an amount of ARS 6,316 (loss) and ARS 9,644 (loss), respectively. A 10% depreciation in real terms of the US Dollar against the functional currencies would have an equal and opposite effect on the Statement of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2023 the Group has future exchange contracts pending for an amount of ARS 6 (liability) and as of June 30, 2022 the Group has no future exchange contracts pending.

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

As of June 30, 2023 and 2022, 88.4% and 93.8% of long-term financial borrowings have a fixed interest rate, so the Group is not significantly exposed to the risks of rate fluctuations of interest.

The Group manages this risk by maintaining an appropriate combination of liabilities that generate interest at fixed and variable rates. These activities are regularly monitored to confirm that the Group is not exposed to interest rate movements that could negatively affect the ability to fulfill the financial obligations and the restrictions of the different borrowing agreements.

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

Note 22 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2023 and 2022.

Agricultural business

The Group estimates that, other factors being constant, a 1% increase in real terms in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2023 and 2022 in the amount of ARS 280.9 and ARS 179.9, respectively. A 1% decrease in real terms in floating rates would have an equal and opposite effect on the Statement of Income and Other Comprehensive Income.

Urban properties and investments business

The Group estimates that, other factors being constant, a 1% increase in real terms in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2023 and 2022 in the amount of ARS 23.4 and ARS 9.1, respectively. A 1% decrease in real terms in floating rates would have an equal and opposite effect on the Statement of Income and Other Comprehensive Income.

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

The Group generally covers up to 94% of its crop production in order to finance its operating costs. The hedge consists of taking positions on purchased puts or sold futures and calls that assure a fixed exit price. In the past, the Group has never kept a short position greater than its crop inventories and does not intend to. On the other hand, it is not the Group’s current intention to be exposed in a long derivative position in excess of its actual production.

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2023 and 2022:

	06.30.2023
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	Gain/ (loss) for valuation at fair value at year-end
Forward:
Sales
Corn	204,724	-	(48)	2,182
Soybeans	229,585	-	567	(367)
Wheat	35,900	-	-	236
Livestock	-	-	-	102
Cotton	703,948	-	(133)	(38)
Ethanol	159	-	(40)	554
Sugarcane	1,487,190	-	124	-
Purchase
Corn	800	-	-	(4)
Soybeans	3,460	-	-	24
Wheat	700	-	-	(2)
Options:
Sale put
Corn	22,600	7	-	-
Soybeans	834	178	205	-
Wheat	-	92	-	-
Purchase put
Corn	3,213	(53)	50	-
Soybeans	5,300	(183)	10	(15)
Wheat	4,800	(106)	24	24
Sale call
Corn	5,100	66	-	-
Soybeans	18,100	216	-	-
Wheat	9,200	112	-	-
Purchase call
Wheat	-	(85)	-	72
Soybeans	8,700	(174)	-	273
Ethanol	159	-	12	-
Wheat	-	(61)	-	-
Cotton	-	-	-	-
Total	2,744,472	9	771	3,041

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2022
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	(Loss)/ gain for valuation at fair value at year-end
Forward:
Sales
Corn	240,112	-	22	(200)
Soybeans	389,204	-	629	(1,976)
Wheat	34,500	-	(30)	278
Livestock	27,720	-	-	16
Cotton	2,000,000	-	34	-
Ethanol	16,380	-	(218)	(13)
Purchase
Corn	21,500	-	-	(179)
Soybeans	895	-	-	(6)
Wheat	700	-	-	(2)
Options:
Sale put
Corn	21,779	93	6	(2)
Soybeans	36,300	272	-	(122)
Wheat	7,700	67	-	(28)
Purchase put
Corn	-	(24)	-	-
Soybeans	5,500	(78)	15	15
Wheat	2,600	(24)	6	13
Sale call
Corn	721	321	(144)	-
Soybeans	252	1,127	(91)	1
Wheat	3,400	26	-	(30)
Purchase call
Corn	2,500	(636)	-	-
Soybeans	20,248	(1,278)	15	235
Ethanol	14,550	-	60	(23)
Wheat	700	(45)	-	-
Cotton	-	-	(2)	-
Total	2,847,261	(179)	302	(2,023)

As of June 30, 2023 and 2022, no derivative margins are recorded.

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

As of June 30, 2023 and 2022 the total value of Group’s investments in shares and derivative financial instruments of public companies amounts to ARS 5,046 and ARS 3,333, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2023 and 2022 of ARS 505 and ARS 333, respectively. A 10% increase in these prices would have an equal and opposite effect on the consolidated statement of income and other comprehensive income.

(a) Credit risk management

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

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feedlot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 12.8% and 20.7% of the Group’s total trade receivables as of June 30, 2023 and 2022, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil, Bolivia and Paraguay. However, Argentina and Brazil together concentrate more than 88% of the Group’s grain production.

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

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates the 100% of the Group's total sugarcane production as of June 30, 2023 and 2022, respectively. Currently, the group has two supply agreements of sugarcane. One of them is with Atvos S.A. and the other one Aparecería IV with Agroserra - Agro Pecuária e Industria, in the municipality of São Raimundo das Mangabeiras. Although sales are agreed, the Group do not believe that there is a significant collection risk as of the date of year fiscal year, considering the rating of Atvos and Agroserra.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 98.6% and 96.6% of the Group’s total trade receivables of the operations Group as of June 30, 2023 and 2022, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties (see details on Note 17).

On the other hand, property receivables related to the sale of trading properties represent 1.2% and 2.3% of the Group’s total trade receivables as of June 30, 2023 and 2022, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

(b) Liquidity risk management

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

The tables below show financial liabilities, including each operation center derivative financial liabilities groupings based on the remaining period at the Statement of Financial Position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the Statement of Financial Position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the Statement of Financial Position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Agricultural business

	06.30.2023
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	46,380	2,289	173	-	-	48,842
Borrowings	62,370	37,310	45,617	4,692	4,629	154,618
Finance lease obligations	5,352	5,690	87	4,447	7,081	22,657
Derivative financial instruments	1,226	46	-	-	-	1,272
Total	115,328	45,335	45,877	9,139	11,710	227,389

	06.30.2022
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	55,158	2,626	-	-	636	58,420
Borrowings	84,911	33,590	48,029	3,275	13,105	182,910
Finance lease obligations	6,838	6,051	5,418	1,917	16,059	36,283
Derivative financial instruments	3,721	418	123	-	-	4,262
Total	150,628	42,685	53,570	5,192	29,800	281,875

Urban properties and investments business

	06.30.2023
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	14,345	435	358	267	360	15,765
Borrowings	40,331	27,287	20,791	7,009	12,016	107,434
Finance lease obligations	257	291	330	317	4,140	5,335
Derivative financial instruments	5	-	-	-	-	5
Total	54,938	28,013	21,479	7,593	16,516	128,539

	06.30.2022
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	8,502	222	86	56	86	8,952
Borrowings	127,542	22,552	4,366	248	683	155,391
Finance lease obligations	86	164	200	216	4,519	5,185
Derivative financial instruments	37	-	-	-	-	37
Total	136,167	22,938	4,652	520	5,288	169,565

See Note 22 for a description of the commitments and restrictions related to loans and the ongoing renegotiations.

(c) Capital risk management

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Agricultural business

	06.30.2023	06.30.2022
Gearing ratio (i)	42.64%	31.71%
Debt ratio (ii)	42.89%	30.97%

(i)  Calculated as total borrowings over total borrowings plus equity attributable to shareholders of the controlling company.

(ii) Calculated as total borrowings over total properties (including trading properties, properties, plant and equipment, investment properties, units to be received under barter agreements).

Urban properties and investments business

	06.30.2023	06.30.2022
Gearing ratio (i)	22.83%	31.99%
Debt ratio (ii)	18.19%	24.31%

(i)  Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.

(ii) Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties and rights to receive units under barter agreements).

(d) Other non-financial risks

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

After the merger of IRSA with IRSA CP, the urban properties and investment business structure is made up of the following five segments:

-Shopping Malls

-Offices

-Hotels

-Sales and development

-Others

The “Offices and Other Rental Properties” segment is renamed “Offices” and will exclusively includes the results from the company’s six buildings. The other rental properties that were part of this segment were allocated to the “Sales and Developments” segment, which will include the results generated by these assets, as well as those from Land Reserves, Barter Agreements and Properties for Sale. Likewise, the “Others” segment is incorporated, which will group the results from investments in associates and foreign companies that were previously allocated in the “Corporate” and “International” segments. The “Shopping Malls” and “Hotels” segments did not undergo any changes.

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
•

Others: includes the entertainment activity through ALG Golf Center S.A., La Rural S.A. and Buenos Aires Convention Center (Concession), We Are Appa, investments in associates such as GCDI (former TGLT) and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

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

The asset categories reviewed by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, rights to receive units under barter transactions, investments in associates and goodwill. The sum of these assets, classified by business segment, is disclosed as “reportable assets”. Assets are assigned to each segment based on operations and/or their physical location.

Most of the revenues from the operating segments are generated and the assets are physically located in Argentina, with the exception of part of the results of associates included in the "Other" segment located in the United States.

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

The assets and services transfer between segments are calculated based on established prices. Transactions between segments are eliminated, if applicable.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2023:

	06.30.2023
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	101,777	72,303	174,080	(453)	17,435	(657)	190,405
Costs	(84,462)	(13,287)	(97,749)	198	(17,751)	-	(115,302)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(1,515)	-	(1,515)	-	-	221	(1,294)
Changes in the net realizable value of agricultural products after harvest	(2,538)	-	(2,538)	-	-	-	(2,538)
Gross profit/ (loss)	13,262	59,016	72,278	(255)	(316)	(436)	71,271
Net loss from fair value adjustment of investment properties	(2,370)	(51,342)	(53,712)	2,035	-	-	(51,677)
Gain from disposal of farmlands	15,026	-	15,026	-	-	-	15,026
General and administrative expenses	(8,493)	(19,528)	(28,021)	67	-	174	(27,780)
Selling expenses	(9,346)	(4,538)	(13,884)	27	-	301	(13,556)
Other operating results, net	(1,746)	(7,284)	(9,030)	(25)	166	(25)	(8,914)
Management fees	-	-	-	-	(4,760)	-	(4,760)
Profit/ (loss) from operations	6,333	(23,676)	(17,343)	1,849	(4,910)	14	(20,390)
Share of (loss)/ profit of associates and joint ventures	(1,038)	3,889	2,851	(1,271)	-	-	1,580
Segment profit/ (loss)	5,295	(19,787)	(14,492)	578	(4,910)	14	(18,810)

Reportable assets	211,034	634,934	845,968	(3,513)	-	226,898	1,069,353
Reportable liabilities (*)	-	-	-	-	-	(586,327)	(586,327)
Net reportable assets	211,034	634,934	845,968	(3,513)	-	(359,429)	483,026

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2022:

	06.30.2022
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	138,851	55,174	194,025	(502)	14,359	(1,248)	206,634
Costs	(124,285)	(11,534)	(135,819)	196	(14,820)	-	(150,443)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	39,243	-	39,243	-	-	415	39,658
Changes in the net realizable value of agricultural products after harvest	(4,307)	-	(4,307)	-	-	-	(4,307)
Gross profit/ (loss)	49,502	43,640	93,142	(306)	(461)	(833)	91,542
Net gain from fair value adjustment of investment properties	5,304	27,596	32,900	2,850	-	-	35,750
Gain from disposal of farmlands	11,868	-	11,868	-	-	-	11,868
General and administrative expenses	(8,166)	(11,570)	(19,736)	58	-	174	(19,504)
Selling expenses	(11,814)	(4,834)	(16,648)	11	-	811	(15,826)
Other operating results, net	(1,807)	61	(1,746)	-	121	(24)	(1,649)
Management fees	-	-	-	-	(8,988)	-	(8,988)
Profit/ (loss)	44,887	54,893	99,780	2,613	(9,328)	128	93,193
Share of profit/ (loss) of associates and joint ventures	348	1,007	1,355	(1,775)	-	-	(420)
Segment profit/ (loss)	45,235	55,900	101,135	838	(9,328)	128	92,773

Reportable assets	196,561	702,665	899,226	(3,183)	-	244,866	1,140,909
Reportable liabilities (*)	-	-	-	-	-	(695,110)	(695,110)
Net reportable assets	196,561	702,665	899,226	(3,183)	-	(450,244)	445,799

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2021:

	06.30.2021
	Agricultural business (I)	Urban property and investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
Revenues	105,231	35,754	140,985	(177)	10,408	(1,286)	149,930
Costs	(96,417)	(12,189)	(108,606)	247	(11,243)	-	(119,602)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	50,472	-	50,472	-	-	670	51,142
Changes in the net realizable value of agricultural products after harvest	(2,085)	-	(2,085)	-	-	-	(2,085)
Gross profit/ (loss)	57,201	23,565	80,766	70	(835)	(616)	79,385
Net gain/ (loss) from fair value adjustment of investment properties	19,479	(26,991)	(7,512)	(428)	-	-	(7,940)
Gain from disposal of farmlands	4,631	-	4,631	-	-	-	4,631
General and administrative expenses	(7,697)	(10,941)	(18,638)	45	-	327	(18,266)
Selling expenses	(9,701)	(5,341)	(15,042)	75	-	308	(14,659)
Other operating results, net	(7,806)	(553)	(8,359)	(71)	378	(15)	(8,067)
Profit/ (loss) from operations	56,107	(20,261)	35,846	(309)	(457)	4	35,084
Share of loss of associates and joint ventures	(204)	(14,102)	(14,306)	(1,361)	-	(12)	(15,679)
Segment profit/ (loss)	55,903	(34,363)	21,540	(1,670)	(457)	(8)	19,405

Reportable assets	232,417	732,471	964,888	(5,246)	-	239,379	1,199,021
Reportable liabilities (*)	-	-	-	-	-	(824,674)	(824,674)
Net reportable assets	232,417	732,471	964,888	(5,246)	-	(585,295)	374,347

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)

Includes ARS (316), ARS (461) and ARS (835) corresponding to Expenses and FPC as of June 30, 2023, 2022 and 2021, respectively, and ARS 4,760 and ARS 8.988 to management fees, as of June 30, 2023 and 2022.

(iii)

Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 1, ARS 17 and ARS 50, as of June 30, 2023, 2022 and 2021, respectively.

(*)	The CODM focuses its review on reportable assets.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(i) Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	06.30.2023
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	74,926	-	-	26,851	101,777
Costs	(67,274)	(74)	-	(17,114)	(84,462)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(1,515)	-	-	-	(1,515)
Changes in the net realizable value of agricultural products after harvest	(2,538)	-	-	-	(2,538)
Gross profit / (loss)	3,599	(74)	-	9,737	13,262
Net loss from fair value adjustment of investment properties	-	(2,370)	-	-	(2,370)
Gain from disposal of farmlands	-	15,026	-	-	15,026
General and administrative expenses	(4,705)	(14)	(1,397)	(2,377)	(8,493)
Selling expenses	(6,863)	(13)	-	(2,470)	(9,346)
Other operating results, net	168	(2,526)	-	612	(1,746)
(Loss) / profit from operations	(7,801)	10,029	(1,397)	5,502	6,333
Share of loss of associates and joint ventures	(169)	-	-	(869)	(1,038)
Segment (loss) / profit	(7,970)	10,029	(1,397)	4,633	5,295

Investment properties	-	26,258	-	-	26,258
Property, plant and equipment	124,531	593	-	1,059	126,183
Investments in associates	1,673	-	-	861	2,534
Other reportable assets	41,055	-	-	15,004	56,059
Reportable assets	167,259	26,851	-	16,924	211,034

From all of the Group’s revenues corresponding to Agricultural Business, ARS 55,494 are originated in Argentina and ARS 46,283 in other countries, principally in Brazil for ARS 41,398. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 68,025 are located in Argentina and ARS 143,009 in other countries, principally in Brazil.

	06.30.2022
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	110,097	-	-	28,754	138,851
Costs	(103,204)	(103)	-	(20,978)	(124,285)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	39,243	-	-	-	39,243
Changes in the net realizable value of agricultural products after harvest	(4,307)	-	-	-	(4,307)
Gross profit / (loss)	41,829	(103)	-	7,776	49,502
Net gain from fair value adjustment of investment properties	-	5,304	-	-	5,304
Gain from disposal of farmlands	-	11,868	-	-	11,868
General and administrative expenses	(4,881)	(17)	(1,593)	(1,675)	(8,166)
Selling expenses	(9,396)	(407)	-	(2,011)	(11,814)
Other operating results, net	(4,521)	2,309	-	405	(1,807)
Profit / (loss) from operations	23,031	18,954	(1,593)	4,495	44,887
Share of profit of associates and joint ventures	232	-	-	116	348
Segment profit / (loss)	23,263	18,954	(1,593)	4,611	45,235

Investment properties	-	29,474	-	-	29,474
Property, plant and equipment	100,495	595	-	457	101,547
Investments in associates	2,154	-	-	1,613	3,767
Other reportable assets	46,391	-	-	15,382	61,773
Reportable assets	149,040	30,069	-	17,452	196,561

From all of the Group’s revenues corresponding to Agricultural Business, ARS 69,613 are originated in Argentina and ARS 69,238 in other countries, principally in Brazil for ARS 63,952. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 66,563 are located in Argentina and ARS 129,998 in other countries, principally in Brazil.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2021
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	86,148	-	-	19,083	105,231
Costs	(83,129)	(127)	-	(13,161)	(96,417)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	50,472	-	-	-	50,472
Changes in the net realizable value of agricultural products after harvest	(2,085)	-	-	-	(2,085)
Gross profit / (loss)	51,406	(127)	-	5,922	57,201
Net gain from fair value adjustment of investment properties	-	19,479	-	-	19,479
Gain from disposal of farmlands	-	4,631	-	-	4,631
General and administrative expenses	(4,851)	(18)	(1,552)	(1,276)	(7,697)
Selling expenses	(8,272)	(4)	-	(1,425)	(9,701)
Other operating results, net	(14,780)	6,189	-	785	(7,806)
Management fees	-	-	-	-	-
Profit / (loss) from operations	23,503	30,150	(1,552)	4,006	56,107
Share of profit/ (loss) of associates and joint ventures	213	-	-	(417)	(204)
Segment profit / (loss)	23,716	30,150	(1,552)	3,589	55,903

Investment properties	-	38,890	-	-	38,890
Property, plant and equipment	116,416	937	-	324	117,677
Investments in associates	2,114	-	-	772	2,886
Other reportable assets	60,622	-	-	12,342	72,964
Reportable assets	179,152	39,827	-	13,438	232,417

From all of the Group’s revenues corresponding to Agricultural Business, ARS 56,995 are originated in Argentina and ARS 48,236 in other countries, principally in Brazil for ARS 46,080. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 72,301 are located in Argentina and ARS 160,116 in other countries, principally in Brazil.

(ii) Urban properties and investments line of business

Below is a summarized analysis of the urban properties and investments line of business for the fiscal years ended June 30, 2023, 2022 and 2021:

	06.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	47,438	4,584	4,382	14,964	935	72,303
Costs	(3,213)	(379)	(1,333)	(7,616)	(746)	(13,287)
Gross profit	44,225	4,205	3,049	7,348	189	59,016
Net loss from fair value adjustment of investment properties	(11,169)	(4,955)	(35,105)	-	(113)	(51,342)
General and administrative expenses	(6,682)	(835)	(2,560)	(3,275)	(6,176)	(19,528)
Selling expenses	(2,168)	(103)	(1,123)	(1,028)	(116)	(4,538)
Other operating results, net	(585)	(69)	(884)	(143)	(5,603)	(7,284)
Profit / (Loss) from operations	23,621	(1,757)	(36,623)	2,902	(11,819)	(23,676)
Share of profit of associates and joint ventures	-	-	-	-	3,889	3,889
Segment profit / (loss)	23,621	(1,757)	(36,623)	2,902	(7,930)	(19,787)

Investment and trading properties	186,816	117,191	273,161	-	804	577,972
Property, plant and equipment	585	3,549	5,134	9,231	877	19,376
Investment in associates and joint ventures	-	-	-	-	28,698	28,698
Other reportable assets	396	342	7,359	199	592	8,888
Reportable assets	187,797	121,082	285,654	9,430	30,971	634,934

From all the revenues, ARS 69,765 originated in Argentina, and ARS 2,538 in other countries, principally in Uruguay for ARS 2.516 and USA for ARS 22. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 631,143 are located in Argentina and ARS 3,791 in other countries, principally in the USA for ARS 528 and Uruguay for ARS 3,244.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	37,369	6,556	1,608	9,270	371	55,174
Costs	(3,223)	(632)	(1,253)	(5,331)	(1,095)	(11,534)
Gross profit / (loss)	34,146	5,924	355	3,939	(724)	43,640
Net gain/ (loss) from fair value adjustment of investment properties	1,192	(11,348)	37,623	-	129	27,596
General and administrative expenses	(6,170)	(821)	(2,281)	(1,574)	(724)	(11,570)
Selling expenses	(1,826)	(168)	(1,988)	(733)	(119)	(4,834)
Other operating results, net	(306)	(50)	(103)	(127)	647	61
Profit / (Loss) from operations	27,036	(6,463)	33,606	1,505	(791)	54,893
Share of profit of associates and joint ventures	-	-	-	-	1,007	1,007
Segment profit / (loss)	27,036	(6,463)	33,606	1,505	216	55,900

Investment and trading properties	197,838	144,137	300,318	-	927	643,220
Property, plant and equipment	563	9,005	5,135	9,570	2,311	26,584
Investment in associates and joint ventures	-	-	-	-	24,960	24,960
Other reportable assets	401	343	6,433	129	595	7,901
Reportable assets	198,802	153,485	311,886	9,699	28,793	702,665

From all the revenues, included in the segments corresponding to the business of urban properties and investments ARS 55,143 originated in Argentina and ARS 31 originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 698,491 are located in Argentina and ARS 4,174 in other countries, principally in the USA for ARS 638 and Uruguay for ARS 3,514.

	06.30.2021
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	18,814	9,488	2,740	3,256	1,456	35,754
Costs	(3,079)	(509)	(2,959)	(3,765)	(1,877)	(12,189)
Gross profit / (loss)	15,735	8,979	(219)	(509)	(421)	23,565
Net (loss) / gain from fair value adjustment of investment properties	(71,894)	19,910	24,873	-	120	(26,991)
General and administrative expenses	(5,062)	(1,538)	(2,510)	(1,506)	(325)	(10,941)
Selling expenses	(1,594)	(662)	(2,468)	(498)	(119)	(5,341)
Other operating results, net	(445)	(18)	(18)	(42)	(30)	(553)
Management fees	-	-	-	-	-	-
(Loss) / Profit from operations	(63,260)	26,671	19,658	(2,555)	(775)	(20,261)
Share of loss of associates and joint ventures	-	-	(57)	-	(14,045)	(14,102)
Segment (loss)/ profit	(63,260)	26,671	19,601	(2,555)	(14,820)	(34,363)

Investment and trading properties	192,018	256,167	220,787	-	905	669,877
Property, plant and equipment	852	7,258	4,620	9,103	753	22,586
Investment in associates and joint ventures	-	-	-	-	31,498	31,498
Other reportable assets	407	347	7,052	103	601	8,510
Reportable assets	193,277	263,772	232,459	9,206	33,757	732,471

From all the revenues included in the segments corresponding to the business of urban properties and investments ARS 35,694 and ARS 60 originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 717,143 are located in Argentina and ARS 15,328 in other countries, principally in the USA for ARS 12,271 and Uruguay for ARS 3,165.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

7. Information about the main subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

	Direct interest of non-controlling interest % (1)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling interests
	Year ended June 30, 2023
Subsidiaries with direct participation of Cresud
IRSA	43.07%	70,226	641,386	75,722	251,507	384,383	165,554
Subsidiaries with indirect participation of Cresud
Brasilagro	62.12%	75,036	155,209	35,197	48,560	146,488	90,998
	Year ended June 30, 2022
Subsidiaries with direct participation of Cresud
IRSA	46.06%	91,446	712,221	186,322	251,445	365,900	168,534
Subsidiaries with indirect participation of Cresud
Brasilagro	60.44%	81,586	128,303	24,833	46,007	139,049	84,041

	Revenues	Net income	Total comprehensive loss	Total comprehensive income/ (loss) attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financial activities	Net Increase/ (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	Year ended June 30, 2023
Subsidiaries with direct participation of Cresud
IRSA	89,285	58,094	(1,286)	743	36,494	26,442	(81,124)	(18,188)	(1,928)
Subsidiaries with indirect participation of Cresud
Brasilagro	46,282	10,430	19,834	11,988	4,532	6,172	(12,805)	(2,101)	-
	Year ended June 30, 2022
Subsidiaries with direct participation of Cresud
IRSA	69,168	75,222	(379)	735	27,329	24,134	(29,455)	22,008	(381)
Subsidiaries with indirect participation of Cresud
Brasilagro	69,238	32,268	(12,588)	(7,623)	5,562	(453)	(25,507)	(20,398)	-

(1)	Corresponds to the direct interest from the Group.

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

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests.

On May 9, 2023, two filings were made by Dolphin BV and IRSA for the purpose of reversing the decision of the Tel-Aviv Jaffa District Court regarding the manner in which the lawsuits were made, the law and the jurisdiction applicable. The following day, the Court granted a period of 20 days for IDBD to respond to the presentations made by Dolphin BV and IRSA and set a hearing for June 29, 2023.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

On May 30, 2023, IDBD made a presentation to answer the arguments raised by IRSA and Dolphin BV in their briefs.

On June 29, 2023, the hearing set by the Court took place, where the parties had the opportunity to explain the arguments raised in their briefs. The Court would be in a position to issue a verdict regarding the statements made on the way in which the notification of the lawsuits was made, the law and applicable jurisdiction.

Based on the review of the commitments and the analysis of the Company's lawyers, the sum of NIS 80 million, equivalent to ARS 5,536 million, are provisioned in these consolidated financial statements.

8. Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2023 and 2022 were as follows:

	06.30.2023	06.30.2022
Beginning of the year	38,611	45,904
Share capital increase and contributions (Note 32)	55	3,307
Share of profit/ (loss)	1,580	(420)
Other comprehensive income/ (loss)	50	(1,393)
Dividends (Note 32)	(638)	(7,923)
Participation in other changes in equity of associates and joint ventures	-	(608)
Reclassification to financial instruments	-	(319)
Others	21	63
End of the year (i)	39,679	38,611

(i)	Includes ARS (1) and ARS (17) reflecting interests in companies with negative equity as of June 30, 2023 and 2022, respectively, which are disclosed in “Provisions” (see Note 21).

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2023 and 2022, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2023, 2022 and 2021:

	% ownership interest			Value of Group's interest in equity		Group's interest in comprehensive (loss)/ income
Name of the entity	06.30.2023	06.30.2022	06.30.2021	06.30.2023	06.30.2022	06.30.2023	06.30.2022	06.30.2021

New Lipstick	49.96%	49.96%	49.96%	243	308	(66)	149	(1,697)
BHSA	29.91%	29.91%	29.91%	23,918	20,836	3,083	1,882	(2,673)
Condor (4)	-	21.70%	18.89%	-	-	76	916	(1,464)
GCDI (former TGLT)	27.82%	27.82%	27.82%	1,915	1,753	162	(1,559)	(7,625)
Quality (2)	50.00%	50.00%	50.00%	6,987	8,317	(1,387)	(2,119)	(916)
La Rural S.A.	50.00%	50.00%	50.00%	1,214	524	705	(91)	(476)
Cresca S.A. (3)	50.00%	50.00%	50.00%	-	63	(4)	17	28
Other associates and joint ventures	N/A	N/A	N/A	5,402	6,810	(989)	(1,008)	(9,294)
Total associates and joint ventures				39,679	38,611	1,580	(1,813)	(24,117)

The following is additional information about the Group's investments in associates and joint ventures:

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss)/ profit for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*) 47	(*) (2)	(*) (44)
BHSA	Argentina	Financing	448,689,072	(**) 1,500	(**) 10,306	(**) 77,676
GCDI (former TGLT)	Argentina	Real estate	257,330,595	925	(2,008)	6,885
Quality	Argentina	Real estate	1,421,672,293	2,843	(2,768)	13,645
La Rural S.A.	Argentina	Organization of events	714,998	1	719	1,896

N/A: Not applicable.

(1)

BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium business and large companies. The market price of the share is 34.95 pesos per share. The effect of the treasury shares in the BHSA portfolio is considered for the calculation.

(2)	Quality is dedicated to the exploitation of the San Martín property (former property of Nobleza Piccardo S.A.I.C. and F.).
(3)	Cresca is a joint venture between the Company and Carlos Casado S.A. with agricultural operations in Paraguay.
(4)	See Note 4 to the annual Financial Statements as of June 30, 2022.
(*)	Amounts presented in millions of US dollars under USGAAP.
(**)	Amounts as of June 30, 2023, prepared in accordance with IFRS regulations.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Set out below is summarized financial information of the associates and joint ventures considered material to the Group:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets		% of ownership interest held	Interest in associates / joint ventures	Goodwill and others	Book value
	As of June 30, 2023
Associates
BHSA	520,170	139,246	572,821	6,593	80,002	(iv)	29.91%(iii)	23,929	(11)	23,918
GCDI (former TGLT)	14,898	26,748	17,971	16,790	6,885		27.82%	1,915	-	1,915

Joint ventures
Quality Invest (ii)	50	20,975	146	7,234	13,645		50.00%	6,823	164	6,987
	As of June 30, 2022
Associates
BHSA	520,704	172,333	604,692	19,318	69,027		29.91%	20,646	190	20,836
GCDI (former TGLT)	16,192	26,670	17,626	16,550	8,686		27.82%	2,417	(664)	1,753

Joint ventures
Quality Invest (ii)	131	24,771	152	8,448	16,302		50.00%	8,151	166	8,317

	Revenues	Net income/(loss)	Total comprehensive income/(loss)	Dividends distributed to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase/(decrease) in cash and cash equivalents
	As of June 30, 2023 (i)
Associates
BHSA	168,559	10,306	10,306	-	8,077	(1,104)	8,051	15,024
GCDI (former TGLT)	13,420	266	501	-	(563)	501	64	2

Joint ventures
Quality Invest (ii)	124	(2,768)	(2,768)	-	(325)	48	234	(43)
	As of June 30, 2022 (I)
Associates
BHSA	116,506	6,295	6,295	-	71,590	(517)	(52,997)	18,076
GCDI (former TGLT)	9,050	(4,590)	(4,503)	-	(2,850)	9,074	(5,454)	770

Joint ventures
Quality Invest (ii)	445	(4,236)	(4,236)	-	(90)	(71)	206	45

(i)	Information under GAAP applicable in the associate and joint ventures.
(ii)

In March 2011, Quality acquired an industrial plant located in San Martín, Province of Buenos Aires. The facilities are suitable for multiple uses. On January 20, 2015, Quality agreed with the Municipality of San Martin on certain re zoning and other urban planning matters (“the Agreement”) to surrender a non-significant portion of the land and a monetary consideration of ARS 40 million, payable in two installments of ARS 20 each, the first of which was actually paid on June 30, 2015. In July 2017, the Agreement was amended as follows: 1) a revised zoning plan must be submitted within 120 days as from the amendment date, and 2) the second installment of the monetary considerations was increased to ARS 71 million payables in 18 equal monthly installments. On March 8, 2018, it was agreed with the well-known Gehl Study (Denmark) - Urban Quality Consultant - the elaboration of a Master Plan, generating a modern concept of New Urban District of Mixed Uses. On July 20, 2020 we were notified of the granting of the Hydraulic Aptitude in pre-feasibility instance. On August 5, 2021, they were signed between Quality Invest S.A. and the Municipality of San Martín the following documents: 1) CLUB PERETZ CLUB AGREEMENT ACT CLOSING: It is agreed that within 48 hours of signing the same Quality will pay the certificates owed for the work in question already completed, releasing both parties from any claim regarding the Minutes signed on January 20, 2015 The amount owed (already checked and agreed between the parties) is ARS 19 million. and the execution of the works are described, detailed and carried out. As of June 30, 2022, the amount owed and the works are completed and paid, as well as the closing act signed. 2) COMPLEMENTARY AGREEMENT WITH THE MUNICIPALITY OF SAN MARTIN: In this agreement the completion of the Rodriguez Peña expansion work and the relocation and start-up of the EDENOR substation are agreed, according to the plan and specifications drawn up by TIS and that they are part of its annexes. In return, the certifications owed will be paid as follows: The total is for ARS 26 million: ARS 15 million are paid 48 hours after signing this document and the balance (without any adjustment clause) at the time of the provisional reception of the work, where the definitive reception and Delivery Certificate will be signed. As of June 30, 2022, the ARS 15 million have already been paid and the work is not yet finished (being executed by more than 85%). The balance due is ARS 11 million, which will be paid at the time of provisional reception of the work, when it and the Delivery Certificate will be signed. As of June 30, 2023, the amount of ARS 11 million had not been paid yet (waiting for the administrative act by the Municipality to proceed) and at the same time we are making the corresponding presentations before Hydraulics and the ADA (PBA). and with this complete the registration of the road and infrastructure project of the macroblocks.

BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

The Annual Shareholders' Meeting decided to allocate 35.1 million of Class D shares of a par value of ARS 1, to an employee compensation plan pursuant to Section 67 of Law 26,831. As of June 30, 2023, BHSA has a remnant of 25.2 million of such treasury shares. As of June 30, 2023, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.91%.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group estimated that the value in use of its investment in BHSA as of June 30, 2023 and 2022 amounted to ARS 25,676, ARS 20,868, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:

-	The Group considered 10 years as the horizon for the projection of BHSA cash flows, including perpetual value.
-	The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.
-	The inflation and the projected exchange rate were estimated in accordance with internal data and external information provided by independent consultants.
-	The discount rate used to discount actual dividend flows was 18.51% in 2023 and 15.64% in 2022.
-	The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of ARS 1,741 for 2023 and of ARS 1,638 for 2022.

The estimated value in use exceeds the book value of the investment, because of that, no adjustment was necessary on the recorded value of the investment.

GCDI (former TGLT)

During the fiscal year ended at June 30, 2020, GCDI (former TGLT S.A.) and IRSA entered into a recapitalization agreement, based on which IRSA increased its holding in GCDI (former TGLT S.A.) reason why it began to be considered an associate company.

During the fiscal year ended at June 30, 2021 GCDI (former TGLT S.A.) yielded significant losses and its business was affected by different factors related to the context in which it finds itself. Therefore, IRSA decided to re-evaluate the recoverability of this asset.

For this reason, and considering that the facts are public and have been openly communicated to the market, a test is carried out comparing the market value and the book value, valuing the investment considering the lower amount between the two of them. As of June 30, 2023, there were no changes in the situation described in the preceding paragraphs.

9. Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2023 and 2022 were as follows:

	06.30.2023		06.30.2022
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	469,291	182,674	358,952	316,608
Additions	3,317	2,711	15,862	4,424
Disposals	(25,958)	-	(62,768)	-
Transfers	3,252	882	128,283	(136,475)
Net (loss)/ gain from fair value adjustment	(42,281)	(9,396)	37,655	(1,905)
Additions of capitalized leasing costs	14	51	50	41
Amortization of capitalized leasing costs (i)	(18)	(17)	(78)	(19)
Currency translation adjustment	1,795	-	(8,665)	-
Fair value at the end of the year	409,412	176,905	469,291	182,674

(i)	Amortization charges of capitalized leasing costs were included in “Costs” in the Statement of Income and Other Comprehensive Income (Note 27).

The following is the balance by type of investment property of the Group as of June 30, 2023 and 2022:

	06.30.2023	06.30.2022
Leased out farmland	26,258	29,472
Offices and other rental properties	122,509	150,467
Shopping malls (*)	185,564	194,328
Undeveloped parcels of land	251,387	275,848
Properties under development	599	1,850
Total	586,317	651,965

(*)	Includes parking spaces.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s trade and other payables. The book value of those properties as of June 30, 2023 and 2022 is as follows:

	06.30.2023	06.30.2022
Córdoba Shopping (i)	5,048	4,775
Total	5,048	4,775

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	06.30.2023	06.30.2022	06.30.2021
Revenues	73,559	58,680	38,807
Direct operating expenses	(23,879)	(21,452)	(16,529)
Development expenses	(262)	(400)	(403)
Net unrealized (loss)/ gain from fair value adjustment of investment property (i)	(63,783)	5,612	(46,195)
Net realized gain from fair value adjustment of investment property (ii)	12,106	30,138	38,255

(i)

It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. It has been generated in accordance with what is described in the section called "valuation techniques".

(ii)

As of June 30, 2023, ARS 421 corresponds to the result for changes in the fair value realized for the year ((ARS 83) from the sale of parking spaces in Libertador 498 building, ARS 504 from the sale of 261 Della Paollera) and ARS 11,685 from the result of changes in the fair value made in previous years (ARS 185 from the sale of parking spaces in Libertador 498 building, ARS 11,500 from the sale of 261 Della Paollera’s floors). As of June 30, 2022, (ARS 20,508) corresponds to the result for changes in the fair value realized for the year ((ARS 222) from the sale of Casona Hudson, (ARS 47) from the sale of Merlo land, (ARS 54) from the sale of Mariano Acosta land, (ARS 224) from the sale of parking spaces in Libertador 498 building, (ARS 5,892) from the sale of 261 Della Paollera and (ARS 14,069) from the sale of República building) and ARS 50,646 from the result of changes in the fair value made in previous years (ARS 261 from the Casona Hudson sale, ARS 226 from the Merlo land sale, ARS 216 from the Mariano Acosta land sale, ARS 468 from the sale of parking spaces in Libertador 498 building, ARS 17,151 from the sale of 261 Della Paollera’s floors and ARS 32,324 from the sale of República Building). As of June 30, 2021, (ARS 5,501) corresponds to the result for changes in the fair value realized for the year ((ARS 3,785) from the sale of Torre Boston, (ARS 1,662) from the sale of Bouchard 710 and (ARS 54) for the sale of parking spaces in Bouchard 557) and ARS 43,756 from the result of changes in the fair value made in previous years (ARS 22,995 from the Boston Tower sale and ARS 20,640 from the Bouchard 710 and ARS 121 from the Bouchard 557 sale).

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

During the annual investment property valuation process carried out in previous years, the following circumstances were identified, among other aspects: i) entry into force of the modifications in the urban planning code of the Autonomous City of Buenos Aires (CABA) with the new urban code law sanctioned in November 2020 and which entered into force in February 2021 modifying approximately one third of the current code, ii) new construction potential, iii) consolidation of new paradigms of the sector imposed by the pandemic, the general economic situation and the situation of the real estate sector that make technical, legal or economically viable buildable potentials or surpluses for alternative uses of the entire portfolio of properties.

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

For the Shopping Malls operated by the Group there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, a business whose revenue is denominated in Argentine Pesos, are highly related to the fluctuation of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of Gross Domestic Product (GDP) growth, the evolution of inflation, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

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

• The estimation of the WACC discount rates was determined according to the following components:

a) United State Governments Bonds risk-free rate;

b) Industry beta, considering comparable companies from the United States, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;

c) Argentine country risk considering the EMBI + Index; and

d)Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA, based on its representativeness and market share represents the most important entity in the sector, we have taken its indicators to determine the discount rate. In the current fiscal year, a discounted cash flow rate was used with the resulting capital structure after the group's debt restructuring, while, for perpetuity, the discount rate has a structure of capital in line with the group's market comparables. This is because we believe that the relationship between debt and equity will tend to normalize in the long term.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Due to the debt restructuring carried out during the last fiscal year, which affected the composition of the group's capital structure, the use of two different discount rates was introduced in the valuation of our shopping malls: one for the flows discount and another for perpetuity. Unlike the previous closing where a single discount rate was used. Here is the difference between the two:

• Discounted cash flow rate: considers the capital structure resulting from the debt restructuring.

• Discount perpetuity rate: considers a market capital structure, based on comparable companies.

The introduction of the normalized rate in perpetuity is due to the fact that we consider that the relationship between debt and capital would tend to normalize in the long term.

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

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. In general terms, the measure adopted on September 1, 2019 by the BCRA sets forth that exporters of goods and services should settle foreign currency from abroad in the local exchange market 5 days after the collection of such funds, at the latest. Furthermore, it provides that legal entities residing in Argentina may buy foreign currency without restrictions for imports or payments of debts on the maturity date thereof, although they shall apply for the BCRA´s prior authorization for the purposes of: buying foreign currency in order to form external assets, prepaying debts, making remittances of profits and dividends abroad or transferring funds abroad. Likewise, pursuant to such regulations, access to the market by natural persons for the purchase of dollars was restricted. Afterwards, the BCRA implemented stricter measures, further limiting access to the foreign exchange market (see Note 39).

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				06.30.2023 (i)		06.30.2022 (i)		06.30.2021 (i)
Description	Valuation technique	Parameters	Range fiscal year 2023 / 2022 / 2021	Increase	Decrease	Increase	Decrease	Increase	Decrease

Shopping Malls (Level 3)	Discounted cash flows	Discount cash flows rate	15.25% / 14.53% / 13.53%	(3,757)	4,024	(4,667)	5,019	(4,787)	5,172
		Discount perpetually rate	14.20% / 14.53% / 13.53%	(8,848)	10,891	(7,974)	9,835	(8,788)	11,051
		Growth rate	2.4% / 2.4% / 2.4%	6,710	(5,662)	5,683	(4,816)	6,217	(5,204)
		Inflation	(*)	24,052	(21,969)	22,670	(18,764)	28,886	(23,826)
		Devaluation	(*)	(16,082)	17,690	(16,725)	20,441	(15,403)	18,824

(*) Fiscal year 2023: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 479.4 (corresponding to the year ended June 30, 2024) and arriving at ARS 2,118.2 in 2029. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 144.3% (corresponding to the year ended June 30, 2024) and stabilizes at 8.0% after 5 years.

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

Costa Urbana -former Solares de Santa María- Costanera Sur, Buenos Aires City (IRSA)

On December 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by IRSA since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA agreed to give in 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, and the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which have already been paid.

In March 2023, Mensura was approved with a proposal for subdivision, fractioning, transfer of streets and public space and we are in the process of deeding the 3 plots and the public park sector that is transferred for consideration.

Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

On October 29, 2021, a notification was received in relation to a collective protective petition in relation to the property, in which it was stated that there were annulments that affected the approval process of the Urban Development Agreement (CU). Subsequently, the lawsuit was extended, also challenging issues proposed in the CU. IRSA proceeded to answer the claim on November 12, 2021 requesting the rejection and on March 10, 2022 the court handed down a judgment partially allowing the collective petition, which was appealed by IRSA and the GCBA. On March 6, 2023, the Chamber for Administrative, Tax and Consumer Relations Litigation - Room IV resolved to revoke the first instance ruling, and consequently reject the lawsuit. Given that said judgment was not appealed, the case has concluded and to date, IRSA does not have any judicial process in progress related to the Costa Urbana project.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

“Costa Urbana” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

10. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2023 and 2022 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	Total
Balance as of June 30, 2021	109,265	4,836	24,156	1,047	2,510	141,814
Costs	123,129	11,394	67,037	11,059	53,883	266,502
Accumulated depreciation	(13,864)	(6,558)	(42,881)	(10,012)	(51,373)	(124,688)
Net book amount at June 30, 2021	109,265	4,836	24,156	1,047	2,510	141,814
Additions	4,555	1,330	1,492	336	959	8,672
Disposals	(6,232)	(11)	(47)	(4)	(52)	(6,346)
Currency translation adjustment	(19,318)	(1,123)	(349)	-	(462)	(21,252)
Transfers	6,903	(13)	3,229	41	-	10,160
Depreciation charge (ii)	(1,242)	(1,550)	(1,367)	(405)	(360)	(4,924)
Balance as of June 30, 2022	93,931	3,469	27,114	1,015	2,595	128,124
Costs	103,210	8,123	37,011	10,466	5,607	164,417
Accumulated depreciation	(9,279)	(4,654)	(9,897)	(9,451)	(3,012)	(36,293)
Net book amount at June 30, 2022	93,931	3,469	27,114	1,015	2,595	128,124
Additions	20,842	1,844	1,811	477	766	25,740
Disposals	(3,445)	(419)	(3,458)	(1)	(118)	(7,441)
Currency translation adjustment	5,970	308	185	(2)	146	6,607
Transfers	132	327	(3,200)	46	123	(2,572)
Depreciation charges (ii)	(1,536)	(1,123)	(1,237)	(456)	(553)	(4,905)
Balance as of June 30, 2023	115,894	4,406	21,215	1,079	2,959	145,553
Costs	126,709	10,183	32,349	10,986	6,524	186,751
Accumulated depreciation	(10,815)	(5,777)	(11,134)	(9,907)	(3,565)	(41,198)
Net book amount at June 30, 2023	115,894	4,406	21,215	1,079	2,959	145,553

(i)	Includes furniture and fixtures and vehicles.
(ii)

Amortization charge was recognized in the amount of ARS 1,240 and ARS 1,244 under "Costs", in the amount of ARS 506 and ARS 601 under "General and administrative expenses" and ARS 48 and ARS 33 under "Selling expenses" as of June 30, 2023 and 2022, respectively in the Statement of Income and Other Comprehensive Income (Note 27) and ARS 3,111 and ARS 3,046 were capitalized as part of biological assets’ cost.

(iii)	Corresponds to the plantation of sugarcane with a useful life of more than one year.

11. Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2023 and 2022 were as follows:

	Completed properties	Properties under development (i)	Undeveloped sites	Total
As of June 30, 2021	427	2,835	2,953	6,215
Additions	-	1,015	80	1,095
Currency translation adjustment	-	(338)	-	(338)
As of June 30, 2022	427	3,512	3,033	6,972
Additions	30	144	143	317
Currency translation adjustment	-	15	-	15
Transfers	147	-	(579)	(432)
Disposals	(11)	(427)	(255)	(693)
As of June 30, 2023	593	3,244	2,342	6,179

	06.30.2023	06.30.2022
Non-current	6,035	6,556
Current	144	416
Total	6,179	6,972

(i)

Includes Zetol and Vista al Muelle plots of land, which have been mortgaged to secure Group's borrowings. The net book value amounted to ARS 3,243 and ARS 3,512 as of June 30, 2023 and 2022, respectively. Additionally, the Group has contractual obligations not provisioned related to these plot of lands committed when certain properties were acquired or real estate projects were approved, and amount to ARS 1,634 and ARS 2,054, respectively. 4 of the 6 units received for the Tower 1, built on plot 2, were sold, and the infrastructure work concerning sectors A and B of the property, which includes, among others, the coastal road, roundabouts, lights, landfills and storm and sewage connections for an amount of about USD 3.2 MM. Likewise, the exchange of Plot 2 was signed with the same developer of Plot 1, beginning the works at the end of 2022.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

12. Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2023 and 2022 were as follows:

	Goodwill	Information systems and software	Future units to receive under barter transactions and others	Total
Costs	1,364	3,663	10,121	15,148
Accumulated depreciation	-	(2,729)	(1,852)	(4,581)
Net book amount at June 30, 2021	1,364	934	8,269	10,567
Additions	-	247	82	329
Disposals	(13)	-	(1,015)	(1,028)
Impairment	-	(86)	-	(86)
Currency translation adjustment	(47)	(15)	-	(62)
Amortization charges (i)	-	(431)	(58)	(489)
Balance as of June 30, 2022	1,304	649	7,278	9,231
Costs	1,304	3,844	9,438	14,586
Accumulated amortization	-	(3,195)	(2,160)	(5,355)
Net book amount at June 30, 2022	1,304	649	7,278	9,231
Additions	-	369	1,272	1,641
Disposals	-	(3)	(180)	(183)
Transfers	-	-	(200)	(200)
Currency translation adjustment	11	9	-	20
Amortization charges (i)	-	(464)	(78)	(542)
Balance as of June 30, 2023	1,315	560	8,092	9,967
Costs	1,315	4,219	10,330	15,864
Accumulated amortization	-	(3,659)	(2,238)	(5,897)
Net book amount at June 30, 2023	1,315	560	8,092	9,967

(i)

Amortization charge was recognized in the amount of ARS 218 and ARS 114 under "Costs", in the amount of ARS 321 and ARS 373 under "General and administrative expenses" and ARS 3 and ARS 2 under "Selling expenses" as of June 30, 2023 and 2022, respectively in the Statement of Income and Other Comprehensive Income (Note 27).

13. Rights of use of assets

Below is the composition of the rights of use of the Group´s assets as of June 30, 2023 and June 30, 2022:

	06.30.2023	06.30.2022
Farmland	15,235	11,639
Convention center	2,478	2,638
Offices, shopping malls and other buildings	457	37
Machinery and equipment	202	166
Others	367	171
Right-of-use assets	18,739	14,651
Non-current	18,739	14,651
Total	18,739	14,651

Changes in the Group´s rights of use during the fiscal year ended June 30, 2023 and June 30, 2022, were as follows:

	06.30.2023	06.30.2022
Beginning of the year	14,651	15,049
Additions	8,433	4,678
Disposals	(3)	-
Depreciation charges	(6,350)	(4,809)
Currency translation adjustment	827	(1,401)
Valorization	1,181	1,134
End of the year	18,739	14,651

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Depreciation charge for rights of use is detailed below:

	06.30.2023	06.30.2022
Farmland	5,890	4,391
Convention center	160	178
Offices, shopping malls and other buildings	2	2
Machinery and equipment	113	116
Others	185	122
Depreciation charge of right-of-use assets (i)	6,350	4,809

(i)

Amortization charge was recognized in the amount of ARS 267 and ARS 183 under "Costs", in the amount of ARS 26 and ARS 5 under "General and administrative expenses" and ARS 59 and ARS 10 under "Selling expenses" as of June 30, 2023 and 2022, respectively in the Statement of Income and Other Comprehensive Income (Note 27) and ARS 5,998 and ARS 4,611 were capitalized as part of biological assets’ cost.

Other charges to income related to rights of use were as follows:

	06.30.2023	06.30.2022
Lease liabilities interest	(651)	(630)
Results from short-term leases	(184)	(144)
Results from variable leases not recognized as lease liabilities	(834)	(912)

14. Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the years ended June 30, 2023 and 2022 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others	Total
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1	Level 1
Balance as of June 30, 2021	326	13,370	8,215	12,943	217	156	35,227
Non-current (Production)	-	-	-	11,126	200	156	11,482
Current (Consumable)	326	13,370	8,215	1,817	17	-	23,745
Balance as of June 30, 2021	326	13,370	8,215	12,943	217	156	35,227
Transfers	(1,000)	1,000	-	-	-	-	-
Purchases	-	-	-	3,738	11	-	3,749
Initial recognition and changes in the fair value of biological assets (i)	-	26,644	13,551	(647)	50	-	39,598
Decrease due to harvest	-	(77,180)	(23,276)	-	-	-	(100,456)
Sales	-	-	-	(6,644)	(22)	-	(6,666)
Consumptions	-	-	-	(30)	-	(26)	(56)
Costs for the year	5,668	42,047	12,754	5,797	-	6	66,272
Foreign exchange	(1,000)	(373)	(2,386)	(964)	-	-	(4,723)
Balance as of June 30, 2022	3,994	5,508	8,858	14,193	256	136	32,945
Non-current (Production)	-	-	-	12,718	232	136	13,086
Current (Consumable)	3,994	5,508	8,858	1,475	24	-	19,859
Balance as of June 30, 2022	3,994	5,508	8,858	14,193	256	136	32,945
Purchases	-	-	-	1,156	12	-	1,168
Transfers	(835)	835	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	4,517	(375)	(5,397)	(92)	-	(1,347)
Decrease due to harvest	-	(56,662)	(13,703)	-	-	-	(70,365)
Sales	-	-	-	(4,572)	(7)	-	(4,579)
Consumes	-	-	-	(23)	(1)	(32)	(56)
Costs for the year	4,322	48,294	11,165	5,351	-	11	69,143
Currency translation adjustment	1,414	(757)	321	112	-	-	1,090
Balance as of June 30, 2023	8,895	1,735	6,266	10,820	168	115	27,999
Non-current (Production)	-	-	-	9,044	147	114	9,305
Current (Consumable)	8,895	1,735	6,266	1,776	21	1	18,694
Balance as of June 30, 2023	8,895	1,735	6,266	10,820	168	115	27,999

(i)

Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS (5,489) and ARS (597) for the fiscal years ended June 30, 2023 and 2022, respectively. For the fiscal years ended June 30, 2023 and 2022, amounts of (ARS 3,416) and ARS 576, was attributable to price changes, and amounts of ARS (2,073) and ARS (1,173), was attributable to physical changes generated by production result, respectively.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The fair value less estimated selling costs of agricultural produce at the point of harvest amount to ARS 70,365 and ARS 100,456 for the years ended June 30, 2023 and 2022, respectively.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

When no quoted prices are available in an active market, the Group uses a range of valuation models. The following table presents main parameters:

Description	Valuation technique	Parameters	Range
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category	-
Sown land-crops (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices	Argentina
Yields: 0.77 - 10.50 tn./ha.
Future of sale prices: 51,921 - 124,611 ARS/tn
Operating cost: 5,153 -92,749 ARS/ha
Brazil:
Yields: 101.60 tn./ha.
Future of sale prices: 43.84 BRL/tn.
Operating cost: 11.45 BRL/ha.
Sugarcane fields (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices - Discount rate	Brazil:
Yields: 83.43 tn/ha
Future of sale prices: 147.33 BRL/tn.
Operating cost: 85.58 BRL/tn.

As of June 30, 2023 and 2022, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of June 30, 2023, 2022 and 2021 are as follows:

	06.30.2023	06.30.2022	06.30.2021

Supplies and labors	51,910	50,635	51,317
Salaries, social security costs and other personnel expenses	3,110	2,852	2,951
Depreciation and amortization	9,144	7,657	9,259
Fees and payments for services	137	170	172
Maintenance, security, cleaning, repairs and others	438	493	576
Taxes, rates and contributions	94	162	216
Leases and service charges	34	26	43
Freights	478	360	407
Travelling, library expenses and stationery	354	317	254
Other expenses	3,433	3,600	3,352
	69,132	66,272	68,547

15. Inventories

Breakdown of Group’s inventories as of June 30, 2023 and 2022 are as follows:

	06.30.2023	06.30.2022
Crops	12,892	13,317
Materials and supplies	14,923	14,556
Sugarcane	202	629
Agricultural inventories	28,017	28,502
Supplies for hotels	199	431
Total inventories	28,216	28,933

As of June 30, 2023 and 2022 the cost of inventories recognized as expense amounted to ARS 70,468 and ARS 104,851, respectively and have been included in “Costs” in the Statement of Income and Other Comprehensive Income.

16. Financial instruments by category

The following note presents the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statement of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade receivables, trade payables in-kind and tax receivables and payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

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

Financial assets and financial liabilities as of June 30, 2023 are as follows:

	Financial assets at	Financial assets at fair value through profit or loss		Subtotal financial	Non-financial
	amortized cost	Level 1	Level 2	assets	assets	Total
June 30, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	73,864	14,850	-	88,714	24,329	113,043
Investment in financial assets:
- Public companies’ securities	-	5,046	-	5,046	-	5,046
- Bonds	-	13,034	767	13,801	-	13,801
- Mutual funds	-	25,035	-	25,035	-	25,035
- Others	695	1,309	-	2,004	-	2,004
Derivative financial instruments:
- Commodities options contracts	-	209	-	209	-	209
- Commodities futures contracts	-	2,062	-	2,062	-	2,062
- Foreign-currency options contracts	-	276	-	276	-	276
- Foreign-currency future contracts	-	1,773	-	1,773	-	1,773
- Swaps	-	-	279	279	-	279
- Others	-	1,955	-	1,955	-	1,955
Restricted assets (i)	1,202	-	-	1,202	-	1,202
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	9,265	-	-	9,265	-	9,265
- Short-term investments	-	29,671	-	29,671	-	29,671
Total assets	85,026	95,220	1,046	181,292	24,329	205,621

	Financial liabilities at	Financial liabilities at fair value through profit or loss		Subtotal financial	Non-financial
	amortized cost	Level 1	Level 2	liabilities	liabilities	Total
June 30, 2023
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	57,278	-	-	57,278	30,910	88,188
Borrowings (Note 22)	262,052	-	-	262,052	-	262,052
Derivative financial instruments:
- Commodities options contracts	-	810	-	810	-	810
- Commodities futures contracts	15	335	-	350	-	350
- Foreign-currency options contracts	-	-	-	-	-	-
- Foreign-currency future contracts	-	126	-	126	-	126
- Swaps	-	6	-	6	-	6
Total liabilities	319,345	1,277	-	320,622	30,910	351,532

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2022 were as follows

	Financial assets at	Financial assets at fair value through profit or loss		Subtotal	Non-financial
	amortized cost	Level 1	Level 2	financial assets	assets	Total
June 30, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	73,533	9,408	-	82,941	22,985	105,926
Investment in financial assets:
- Public companies’ securities	-	3,333	-	3,333	-	3,333
- Bonds	-	3,814	-	3,814	-	3,814
- Mutual funds	-	34,769	-	34,769	-	34,769
- Others	245	830	-	1,075	-	1,075
Derivative financial instruments:
- Commodities options contracts	-	655	-	655	-	655
- Commodities futures contracts	-	4,801	-	4,801	-	4,801
- Foreign-currency options contracts	-	151	-	151	-	151
- Foreign-currency future contracts	-	569	-	569	-	569
Restricted assets (i)	1,005	-	-	1,005	-	1,005
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	39,369	-	-	39,369	-	39,369
- Short-term investments	-	35,892	-	35,892	-	35,892
Total assets	114,152	94,222	-	208,374	22,985	231,359

	Financial liabilities at	Financial liabilities at fair value through profit or loss		Subtotal financial	Non-financial
	amortized cost	Level 1	Level 2	liabilities	liabilities	Total
June 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	53,578	-	-	53,578	22,996	76,574
Borrowings (Note 22)	304,897	-	-	304,897	-	304,897
Derivative financial instruments:
- Commodities options contracts	-	382	222	604	-	604
- Commodities futures contracts	6	1,037	-	1,043	-	1,043
- Foreign-currency options contracts	-	351	-	351	-	351
- Foreign-currency future contracts	-	300	-	300	-	300
- Swaps	-	84	34	118	-	118
Total liabilities	358,481	2,154	256	360,891	22,996	383,887

(i)	Corresponds to deposits in guarantee and escrows.

The following are details of the book value of financial instruments recognized, which were offset in the statement of financial position:

	06.30.2023			06.30.2022
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	90,761	(2,047)	88,714	90,062	(7,121)	82,941
Financial liabilities
Trade and other payables	59,325	(2,047)	57,278	60,699	(7,121)	53,578

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2023
Interest income	2,199	-	2,199
Interest and allowances generated by operating assets	(1,472)	-	(1,472)
Interest expenses	(20,991)	-	(20,991)
Lease liabilities interest	(651)	-	(651)
Foreign exchange, net	20,075	-	20,075
Fair value gain on financial assets at fair value through profit or gain	-	8,668	8,668
Gain from repurchase of Non-convertible Notes	3,516	-	3,516
Gain on financial instruments derived from commodities	-	909	909
Gain from derivative financial instruments, net	-	2,960	2,960
Other financial costs	(3,336)	-	(3,336)
Net result (i)	(660)	12,537	11,877

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2022
Interest income	2,773	-	2,773
Interest and allowances generated by operating assets	3,081	-	3,081
Interest expenses	(29,696)	-	(29,696)
Lease liabilities interest	(630)	-	(630)
Foreign exchange, net	63,486	-	63,486
Dividends income	4	-	4
Fair value gain on financial assets at fair value through profit or gain	-	12,732	12,732
Gain from repurchase of Non-convertible Notes	3,139	-	3,139
Loss on financial instruments derived from commodities	-	(5,083)	(5,083)
Loss from derivative financial instruments, net	-	(3,104)	(3,104)
Other financial costs	(2,303)	-	(2,303)
Net result (i)	39,854	4,545	44,399

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2021
Interest income	2,318	-	2,318
Interest and allowances generated by operating assets	10,906	-	10,906
Interest expenses	(49,316)	-	(49,316)
Lease liabilities interest	(908)	-	(908)
Foreign exchange, net	37,063	-	37,063
Dividends income	4	-	4
Fair value gain on financial assets at fair value through profit or gain	-	35,663	35,663
Loss from repurchase of Non-convertible Notes	(88)	-	(88)
Loss on financial instruments derived from commodities	-	(16,089)	(16,089)
Loss from derivative financial instruments, net	-	(1,686)	(1,686)
Other financial costs	(4,790)	-	(4,790)
Net result (i)	(4,811)	17,888	13,077

(i)  Included within “Financial results, net” in the Statement of income and Other Comprehensive Income, with the exception of Interest and discount generated by operating assets, which are included in ”Other operating results, net”.

The following table presents the changes in Level 3 financial instruments as of June 30, 2022 and 2021:

	Investments in financial assets - Others	Total
Balance as of June 30, 2021	170	170
Currency translation adjustment	(17)	(17)
Deconsolidation	(207)	(207)
Gains recognized in the year (i)	54	54
Balance as of June 30, 2022 (ii)	-	-

(i)	Included within “Financial results, net” in the Statement of income and Other Comprehensive Income.

(ii)	During the year ended June 30, 2023 there were no changes in Level 3 financial instruments.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

During the fiscal year ended June 30, 2023 and 2022, there were no transfers between levels. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Derivative financial instruments - Swaps and Commodities options contracts	Theoretical price	Underlying asset price and volatility	Level 2	-

As of June 30, 2023, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group that were not considered in the fair value estimation.

17. Trade and other receivables

Group’s trade and other receivables as of June 30, 2023 and 2022 were as follows:

	06.30.2023	06.30.2022
Trade, leases and services receivable (*)	74,186	67,328
Less: allowance for doubtful accounts	(1,512)	(2,212)
Total trade receivables	72,674	65,116
Prepayments	13,312	12,793
Borrowings, deposits and others	9,533	10,275
Contributions pending integration	45	54
Guarantee deposits	11	2
Tax receivables	8,340	6,381
Others	7,616	9,093
Total other receivables	38,857	38,598
Total trade and other receivables	111,531	103,714

Non-current	33,710	31,891
Current	77,821	71,823
Total	111,531	103,714

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

Trade accounts receivables are generally presented in the Statement of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	06.30.2023	06.30.2022
Beginning of the year	2,212	3,531
Additions (i)	327	595
Recovery (i)	(132)	(610)
Currency translation adjustment	378	132
Used during the year	(4)	(26)
Inflation adjustment	(1,269)	(1,410)
End of the year	1,512	2,212

(i)	The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note.27).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2023 and 2022 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Statement of Financial Position):

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	4,162	171	1,201	18,095	1,309	24,938	33.6%
Sale of properties and developments	-	-	173	39,518	-	39,691	53.5%
Agricultural products	-	-	-	9,326	203	9,529	12.8%
Total as of 06.30.2023	4,162	171	1,374	66,939	1,512	74,158	100.0%

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	4,217	548	1,524	14,912	2,109	23,310	34.6%
Sale of properties and developments	86	-	43	29,961	-	30,090	44.7%
Agricultural products	-	-	-	13,825	103	13,928	20.7%
Total as of 06.30.2022	4,303	548	1,567	58,698	2,212	67,328	100.0%

18. Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2023, 2022 and 2021:

	Note	06.30.2023	06.30.2022	06.30.2021
Profit/ (loss) for the year		78,179	135,815	(86,617)
Profit from discontinued operations		-	-	29,190
Adjustments for:
Income tax	23	(72,721)	4,262	98,772
Amortization and depreciation	27	2,688	2,662	2,945
Gain from disposal of trading properties		(2,991)	-	-
Loss/ (gain) from disposal of property, plant and equipment		674	(17)	(22)
Realization of currency translation adjustment		(423)	-	-
Net loss/ (gain) from fair value adjustment of investment properties		51,677	(35,750)	7,940
Gain from disposal of subsidiary and associates		-	-	(132)
Financial results, net		(7,903)	(62,488)	(31,087)
Provisions and allowances		18,213	4,627	1,746
Share of (profit)/ loss of associates and joint ventures	8	(1,580)	420	15,679
Management fees		4,760	8,988	-
(Gain)/ loss from repurchase of Non-convertible Notes		(3,516)	(3,139)	88
Changes in net realizable value of agricultural products after harvest		2,538	4,307	2,085
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(6,873)	(40,270)	(43,521)
Other operating results		-	-	1,188
Gain from disposal of farmlands		(15,026)	(11,868)	(4,631)
Granting Plan of actions		-	-	166
Changes in operating assets and liabilities:
(Increase)/ decrease in inventories		(2,420)	444	(16,399)
Decrease/ (increase) in trading properties		92	192	(99)
Decrease in biological assets		22,442	50,182	41,122
Decrease in trade and other receivables		11,429	9,869	14,791
(Decrease)/ increase in trade and other payables		(34,293)	(14,278)	2,309
Increase/ (Decrease)in salaries and social security liabilities		676	164	(1,138)
Decrease in provisions		(79)	(621)	(548)
Decrease in lease liabilities		(3,690)	(4,107)	(5,780)
Net variation in derivative financial instruments		(99)	263	(7,056)
Increase in right of use assets		3	-	(177)
Net cash generated from continuing operating activities before income tax paid		41,757	49,657	20,814
Net cash generated from discontinued operating activities before income tax paid		-	-	11,631
Net cash generated from operating activities before income tax paid		41,757	49,657	32,445

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows balances incorporated as result of business combination / deconsolidation or reclassification of assets and liabilities held for sale of subsidiaries:

	06.30.2023	06.30.2022	06.30.2021
Investment properties	-	-	415,546
Property, plant and equipment	-	-	169,649
Trading properties	-	-	27,185
Intangible assets	-	-	129,195
Right-of-use assets	-	-	91,393
Investments in associates and joint ventures	-	-	171,253
Deferred income tax assets	-	-	2,007
Income tax credit	-	-	1,507
Restricted assets	-	-	29,696
Trade and other receivables	-	-	249,909
Investments in financial assets	-	-	111,862
Derivative financial instruments	-	-	1,300
Inventories	-	-	16,658
Group of assets held for sale	-	-	194,531
Borrowings	-	-	(1,503,569)
Lease liabilities	-	-	(83,768)
Deferred income tax liabilities	-	-	(57,484)
Trade and other payables	-	-	(108,709)
Income tax liabilities	-	-	(2,106)
Provisions	-	-	(25,083)
Employee benefits	-	-	(2,205)
Derivative financial instruments	-	-	(2,205)
Salaries and social security liabilities	-	-	(15,651)
Group of liabilities held for sale	-	-	(101,829)
Net value of incorporated assets that do not affect cash	-	-	(290,918)
Cash and cash equivalents	-	-	(513,762)
Non-controlling interest	-	-	(221,013)
Net value of incorporated assets/ disposal assets	-	-	(1,025,693)
Net (outflow) inflow of cash and cash equivalents / assets and liabilities held for sale	-	-	(1,025,693)

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2023, 2022 and 2021:

	06.30.2023	06.30.2022	06.30.2021
Increase/ (decrease) in participation in subsidiaries, associates and joint ventures due to currency translation adjustment	3,154	19,072	12,620
Increase in other reserves through an increase in investments in associates and joint ventures	7,627	366	20,896
Increase in intangible assets through a decrease in investment in associates	-	-	2,889
Decrease in property, plant and equipment through an increase in tax credits and tax liabilities	-	-	1,625
Increase in property, plant and equipment through a decrease in investment properties	-	-	7,845
Decrease in property, plant and equipment through an increase in equity	266	1,968	849
Decrease trade and other receivables through a decrease in lease liabilities	-	6	65
Increase in financial instruments through a decrease in trade and other receivables with related parties	-	-	153
Increase in trading properties through an increase in borrowings	-	-	216
Dividends in shares distribution	-	-	2,570
Increase in investment properties through an increase in borrowings	-	-	1,438
Increase in rights of use assets through an increase in lease liabilities	9,614	2,123	7,123
Barter transactions of investment properties	-	6,767	-
Increase in investment properties through an increase in trade and other payables	143	399	-
Cancellation of non-convertible notes in portfolio	-	18,460	-
Decrease in investment properties through an increase in property, plant and equipment	860	10,688	-
Decrease in property, plant and equipment through an increase in investment properties	4,629	2,499	-
Increase in investment in associates and joint ventures through an increase in the reserve share-based payments	-	151	-
Increase in intangible assets through an increase in trade and other payables	-	26	-
Increase in non-convertible notes through a decrease in non-convertible notes	64,742	22,127	-
Increase in investment in associates through a decrease in investments in financial assets	-	1,865	-
Decrease in equity through an increase in deferred income tax liabilities	-	806	-
Increase in intangible assets through an increase in payroll and social security liabilities	-	56	-
Decrease in borrowings through a decrease in trade and other receivables	-	951	-
Increase in investment in associates and joint ventures through an decrease in investments in financial assets	-	97	-
Increase in dividends receivables through a decrease in investment in associates and join ventures	5	37	-
Capital contributions from non-controlling interest in subsidiaries through a decrease in borrowings	-	9	-
Capital contributions from non-controlling interest in subsidiaries through an increase in trade and other receivables	-	11	-
Decrease in property, plant and equipment through an increase in trade and other receivables	2,978	34	-
Decrease in trading properties through an increase in intangible assets	1,272	-	-
Increase in equity through an increase in investment properties	1,191	-	-
Increase in deferred income tax liabilities through a decrease in shareholders' equity	344	-	-
Decrease in investment properties through a decrease in financial assets	78	-	-
Decrease in equity through an increase in trade and other payables	191	-	-
Decrease in investment in financial assets through a decrease in trade and other payables	368	-	-
Decrease in dividends receivables through an increase in financial assets	15	-	-
Increase in property, plant and equipment through an increase in trade and other payables	7,541	-	-
Increase in investment properties through a decrease in trading properties	579	-	-
Increase in investment properties through a decrease in trade and other receivables	46	-	-
Decrease in borrowings through a decrease in trading properties	338	-	-
Increase in investment in financial assets through a decrease in trade and other receivables	580	-	-
Decrease in intangible assets through an increase in investment properties	53	-	-
Decrease in shareholders' equity through a decrease in financial assets	2,536	-	-
Decrease in shareholders' equity through a decrease in trade and other receivables	1,695	-	-
Increase in investment in associates through a decrease in trade and other receivables	31	-	-
Decrease in intangible assets through an increase in trading properties	147	-	-

19.Shareholders’ Equity

Share capital and share premium

The Group's share capital is represented by common shares with a nominal value of ARS 1 per share and one vote each.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Inflation adjustment of share capital

The inflation adjustment related to share capital is allocated to an inflation adjustment account that forms part of shareholders' equity. The balance of this account could be applied only towards the issuance of common stock to shareholders of the Company.

Treasury shares

On July 22, 2022, the Board of Directors of Cresud approved the terms and conditions for the acquisition of common shares issued by the Company under the terms of article 64 of Law No. 26,831 and the CNV Regulations, for up to a maximum amount of ARS 1,000 million and up to 10% of the Company's capital stock, up to 25% of the average volume of daily transactions of Shares and ADSs in the markets during the previous 90 days and up to ARS 140 per Share and up to USD 7.00 per ADS. Likewise, the repurchase term was set up to 120 days after the publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On September 21, 2022, the above mention plan was completed, having acquired the equivalent of 5,676,603 common shares that represent approximately 99.00% of the approved program and 0.96% of the share capital.

On November 11, 2022, the Board of Directors of Cresud approved a new program for the repurchase of common shares issued by the Company and established the terms and conditions for the acquisition of common shares issued by the Company under the terms of article 64 of Law No. 26,831 and the CNV Regulations, for up to a maximum amount of ARS 4,000 million and up to 10% of the Company's capital stock, up to 25% of the average volume of daily transactions of shares and ADSs in the markets during the previous 90 days and up to ARS 205 per share and up to USD 6.50 per ADS. Likewise, the repurchase term was set, up to 180 days after the publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On May 10, 2023, the Company communicated the modification of the acquisition price of its own shares in ARS up to a maximum value of ARS 425 per share and extend the term for the repurchase of Company shares for up to 180 additional days, maintaining the remaining terms and conditions that were duly informed and decided by the Board of Directors on November 11, 2022.

During this fiscal year, the Company acquired 12,670,512 common shares (V.N. ARS 1 per share) for a total of ARS 3,140 million, 78.51% of the program. The amounts are expressed in the currency at the time of acquisition. As of the date of issuance of these financial statements, no deadline has been established for the sale of the acquired shares.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Special reserve GR 609/12

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

Special reserve

On October 28, 2022 the Ordinary Shareholders’ Meeting, established a special reserve that amounts to ARS 34,230 as of June 30, 2023.

Dividends

On October 28, 2022, the Ordinary and Extraordinary Shareholders' Meeting approve the distribution of a dividend to shareholders for up to ARS 3,100 million payable in cash and/or in kind.

On October 31, 2022, the Board of Directors established its payment in cash. As of the date of these financial statements, they were paid in full.

On April 27, 2023, the Ordinary and Extraordinary Shareholders' Meeting of CRESUD approve distribution the distribution of a cash dividend for the sum of ARS 9,500 million, in proportion to the shareholders’ ownership. As of the date of these financial statements, they were paid in full.

The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

During the years ended June 30, 2022 and 2021, there was no distribution of dividends.

Distribution of treasury shares

On October 28, 2022, the Ordinary and Extraordinary Shareholders' Meeting approve the creation of a new incentive plan for employees, management and directors to join without a share premium for up to 0.96% of the Share Capital.

On April 27, 2023, the Ordinary and Extraordinary Shareholders' Meeting of Cresud approve the distribution of 13 million treasury shares to the shareholders, in proportion to their holdings by virtue of the provisions of Article 67 of Law 26,831.

Additional paid-in capital from treasury shares

When the treasury shares are sold, the difference between the net realization value of the treasury shares sold and their acquisition cost will be allocated, both in the case of positive or negative results, to an account of non-capitalized contributions. of the owners that will be denominated " Additional paid-in capital from treasury shares".

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

20. Trade and other payables

Group’s trade and other payables as of June 30, 2023 and 2022 were as follows:

	06.30.2023	06.30.2022
Trade payables	36,781	31,945
Advances from sales, leases and services (*)	16,420	11,562
Accrued invoices	3,925	4,999
Deferred income	145	207
Admission fees (*)	8,170	5,551
Deposits in guarantee	141	144
Total trade payables	65,582	54,408
Dividends payable to non-controlling interests	2,731	3,645
Tax payables	6,172	5,674
Director´s Fees	7,395	1,425
Management fees	3,127	8,565
Others	3,181	2,857
Total other payables	22,606	22,166
Total trade and other payables	88,188	76,574

Non-current	12,255	9,912
Current	75,933	66,662
Total	88,188	76,574

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

21. Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s responsibility under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceedings, and will revise its estimates.

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims	Investments in associates and joint ventures (ii)	Total
As of June 30, 2021	1,860	50	1,910
Additions	1,302	-	1,302
Transfers	(82)	-	(82)
Used during the year	(589)	(33)	(622)
Inflation adjustment	(938)	-	(938)
Currency translation adjustment	(17)	-	(17)
As of June 30, 2022	1,536	17	1,553
Additions (i)	8,110	-	8,110
Decreases (i)	(377)	-	(377)
Participation in the results	-	(16)	(16)
Inflation adjustment	(1,871)	-	(1,871)
Currency translation adjustment	11	-	11
Used during the year	(79)	-	(79)
As of June 30, 2023	7,330	1	7,331

	06.30.2023	06.30.2022
Non-current	6,465	1,102
Current	866	451
Total	7,331	1,553

(i)	Additions and recoveries are included in "Other operating results, net". As of June 30, 2023, includes the provision for the IDBD demand (see Note 7).
(ii)	Corresponds to the equity interest in Puerto Retiro in 2023 and 2022. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Trial and Preventive Seizure - Province of Salta

The contracts with the state company Salta Forestal S.A. by means of which rural real estate was given in concession to Cresud, the Governor of the Province of Salta has decreed through decrees 815/20, 395/21, 396/21, 397/21 and 398 / 21 reject the hierarchical appeals filed by Cresud against the payment of the royalties made by Salta Forestal S.A. and, depending on the campaign, by the Ministry of Agrarian Affairs for the 2013/2014, 2014/2015, 2015/2016, 2016/2017 campaigns , 2017/2018, 2018/2019 and 2019/2020 of corn, soybean and / or sorghum crops. In this context, Cresud has initiated the judicial challenge of these decrees and the province of Salta has initiated an executive and freezing lawsuit for the amounts of the controversial fees. To date, garnishment have been processed within the framework of file 726737/20 and in relation to executive order 815/20, for the sum of ARS 42 million, in the framework of file 739946/21 and in relation to executive order 395/21, for the sum of ARS 38 million, in relation to executive order 396/21, for the sum of ARS 45.5 million, in relation to executive order 397/21, for the sum of ARS 69 million, in relation to executive order 398/21, for the sum of ARS 58 million. In this regard and based on the executive orders issued by the Government of Salta and in accordance with what was reported by our external advisory lawyers, the contingency is estimated in the amount of ARS 264 million, expressed in closing currency amounts to ARS 450. The seized sums have been timely deposited in separate judicial fixed terms.

22. Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2023 and 2022 was as follows:

	Book value		Fair value
	06.30.2023	06.30.2022	06.30.2023	06.30.2022
Non-convertible notes	209,850	245,395	213,975	211,696
Bank loans	27,496	25,865	27,496	25,865
Bank overdrafts	19,776	30,112	19,776	30,112
Others	4,930	3,525	4,930	3,525
Total borrowings	262,052	304,897	266,177	271,198

Non-current	159,351	99,520
Current	102,701	205,377
Total	262,052	304,897

As of June 30, 2023 and 2022, total borrowings include collateralized liabilities (seller financing and bank loans) of ARS 40,064 and ARS 31,339, respectively. These borrowings are mainly collateralized by trading properties of the Group (Note 11).

The maturity of the Group's borrowings is as follows:

	06.30.2023	06.30.2022

Capital:
Less than one year (i)	96,077	198,519
Between 1 and 2 years	60,481	53,500
Between 2 and 3 years	70,207	35,640
Between 3 and 4 years	11,701	3,503
Between 4 and 5 years	16,394	3,611
More than 5 years	250	2,973
	255,110	297,746
Accrued interest:
Less than one year	6,624	6,858
Between 1 and 2 years	204	-
Between 2 and 3 years	114	136
Between 3 and 4 years	-	19
Between 4 and 5 years	-	138
	6,942	7,151
	262,052	304,897

(i)

On July 6, 2022, IRSA completed the exchange of the Series II Notes, for which it cancelled and/or extended the amount of USD 239 million of said class. On the same date, CRESUD completed the exchange of the Series XXIII Notes, for which it cancelled and/or extended the amount of USD 70.6 million of said class. See Note 39 to the annual consolidated financial statements as of June 30, 2022.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of evolution of borrowing during the years ended June 30, 2023 and 2022:

	06.30.2023	06.30.2022
Balance at the beginning of the year	304,897	419,506
Borrowings	164,523	66,839
Payment of borrowings	(173,788)	(97,628)
Collection of short term loans, net	4,184	4,999
Interests paid	(34,502)	(34,877)
Accrued interests	24,601	28,170
Currency translation adjustment and exchange differences, net	115,498	69,145
Inflation adjustment	(143,179)	(150,039)
Reclassifications and other movements	(182)	(1,218)
Balance at the end of the year	262,052	304,897

The following tables shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2023 and 2022:

	06.30.2023
	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	48,136	-	-	48,136
Brazilian Reais	-	10,976	-	10,976
US Dollar	168,847	2,024	1,634	172,505
Subtotal fixed-rate borrowings	216,983	13,000	1,634	231,617
Floating rate:
Argentine Peso	12,541	-	-	12,541
Brazilian Reais	-	17,894	-	17,894
Subtotal floating rate borrowings	12,541	17,894	-	30,435
Total borrowings	229,524	30,894	1,634	262,052

	06.30.2022
	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	52,987	-	-	52,987
Brazilian Reais	-	4,366	-	4,366
US Dollar	225,172	1,416	2,054	228,642
Subtotal fixed-rate borrowings	278,159	5,782	2,054	285,995
Floating rate:
Argentine Peso	901	-	-	901
Brazilian Reais	-	17,464	-	17,464
US Dollar	537	-	-	537
Subtotal floating rate borrowings	1,438	17,464	-	18,902
Total borrowings	279,597	23,246	2,054	304,897

The following describes the debt issuances made by the Group for the years ended June 30, 2023, and 2022:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
CRESUD	Series XXXIII	jul-21	USD 18.8	7/6/2024	6.99% n.a	Annual payments since 2022	Biannual
CRESUD	Series XXXV	sep-21	USD 41.85	9/13/2024	3.50% n.a.	Annual payments since 2023	Biannual
CRESUD	Series XXXVI	feb-22	USD 40.58	2/18/2025	2.00% n.a.	At expiration	Biannual
CRESUD	Series XXXVII	june-22	USD 24.39	3/15/2025	5.50% n.a.	At expiration	Biannual and last one Quarterly
CRESUD	Series XXXVIII	jul-22	USD 70.57	3/3/2026	8.00% n.a	At expiration	Biannual and last one Quarterly
CRESUD	Series XXXIX	aug-22	ARS 5,122.47	2/23/2024	Badlar + 1.00%	At expiration	Quarterly
CRESUD	Series XL	dec-22	USD 38.21	12/21/2026	-	Biannual payments since 2025	n/a
CRESUD	Series XLI	apr-23	ARS 4,147.33	10/4/2024	Badlar + 3.00%	At expiration	Quarterly
CRESUD	Series XLII	apr-23	USD 30.05	5/4/2026	-	Quarter payments since 2025	n/a
FyO	Series II	jul-22	USD 15	7/25/2025	-	At expiration	n/a
FyO	Series III	apr-23	USD 20	4/25/2026	-	At expiration	n/a
IRSA	Series XIV	aug-21	USD 58.1	3/31/2024	3.90% n.a	Biannual	Quarterly
IRSA	Series XIV	jul-22	USD 171.20	6/22/2028	8.75% n.a	17.5% in june24 - 17.5% in june25 - 17.5% in june26 - 17.5% in june27 - 30% in june28	Biannual
IRSA	Series XV	jun-23	USD 61.7487	3/25/2025	8.00% n.a	At expiration	Biannual
IRSA	Series XVI	jun-23	USD 28.2513	7/25/2025	7.00% n.a	At expiration	Biannual
IRSA	Series XVII	june-23	USD 25	12/7/2025	5.00% n.a	At expiration	First one Quarterly and next Biannual

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Non convertible notes Series XXXVIII - CRESUD

As consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series XXIII Notes, in an aggregate principal amount of USD 113 million, maturing on February 16, 2023. On July 6, 2022, the expiration of the exchange offer was announced, USD 98 million of Series XXIII Notes were validly tendered and accepted, representing 86.98% of acceptance. On July 8, 2022 the exchange offer was settled, the Series XXXVIII Notes were issued, for an amount of USD 70.6 million, delivered in exchange for Series XXIII Notes according to the conditions stipulated in the Prospectus Supplement of this issue.

Series XXXVIII Notes will mature on March 3, 2026 and will accrue interest at a fixed rate of 8.00%, with interest payable semi-annually on January 3 and July 3 from 2023 to 2026, and at maturity. Amortization will be in one installment on March 3, 2026. The isse price was 100%.

After the liquidation of the exchange, the partial cancellation of the non convertible notes Series XXXVIII was carried out, leaving an outstanding amount of USD 14 million.

After to the settlement of the exchange, the partial cancellation of the non convertible notes Series XXIII was carried out, leaving an amount in circulation of USD 14.7 million, and on February 16, 2023, the payment of the non convertible notes Series XXIII was made, after settlement in the exchange market of the funds received from the issuance of the non convertible notes Series XXXVII, having canceled all of the non convertible notes Series XXIII.

Non convertible notes Series XXXIX - CRESUD

On August 23, 2022, Cresud issued the Series XXXIX Notes for a total amount of ARS 5,122.5 million. The issuance price was 100%, they will accrue an annual interest rate of Private Badlar + 1.0%, payable quarterly, and will mature on February 23, 2024.

The funds will be used mainly to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

Local Bond Issuance - Series XL Notes - CRESUD

On December 21, 2022, Cresud issued the Series XL Notes, dollar linked, for a total amount of USD 38.2 million. The issuance price was 100%, the interest rate 0% and the capital amortization will be in three installments: 33% in month 36, 33% in month 42 and 34% at maturity, on December 21, 2026.The funds will be used mainly to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

Local Bond Issuance - Series XLI & XLII Notes - CRESUD

On April 4, 2023, Cresud issued the Series XLI & XLII Notes for a total amount of USD 50.0 million through the following instruments:

-

Series XLI: Denominated and payable in Argentine pesos for ARS 4,147,3 million (equivalent to USD 20.0 million) at a variable interest rate BADLAR plus 3% spread, with quarterly interests’ payments. The Capital amortization will be 100% at maturity, on October 4, 2024. The issuance price was 100.0% of the nominal value.

-

Series XLII: Denominated in dollars and payable in Argentine pesos for USD 30.0 million, with 0% interest rate. The Capital amortization will be in three installments: 33% on October 4, 2025, 33% on January 4, 2026, and 34% at maturity, on May 4, 2026. The issuance price was 100.0%.

The funds will be used mainly to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Series XIV Notes - IRSA

As a consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series II Notes, originally issued by IRSA CP, in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 239 million of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, 2022 the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121 million.

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

On the exchange settlement date, the Series II Notes were partially cancelled, leaving an outstanding amount of USD 121 million. On February 8, 2023, the Series II Notes were redeemed and paid (see “Series II Notes Redemption - IRSA”).

Series XV and XVI Notes - IRSA

On January 31, 2023, IRSA issued new Notes for a total amount of USD 90.0 million.

•	Series XV: for USD 61.7 million at a fixed rate of 8.0%, with semi-annual payments. The principal will be paid at maturity on March 25, 2025. The price of issuance was 100.0% of the nominal value.

•

Series XVI: for USD 28.2 million at a fixed rate of 7.0%, with semi-annual payments. The principal will be paid at maturity on July 25, 2025. The price of issuance was 100.0% of the nominal value. USD 5.1 million were subscribed in cash and USD 23.1 million in kind with Series IX Notes (Nominal Value USD 22.5 million with maturity date on March 1, 2023, which were subsequently cancelled) (see “Series IX Notes Redemption).

Series II Notes Redemption - IRSA

On February 3, 2023, the Company notified the holders of Series II Notes of the redemption in accordance with the terms and conditions of the Series II Notes and the provisions of the Trust Agreement entered into on March 23, 2016 and its addendum May 16, 2022 between the Company, The Bank of New York Mellon (formerly The Bank of New York), as trustee, co-registrar agent, principal paying agent and transfer agent (the “Trustee”) and Banco Santander Argentina S.A., as representative of the Trustee in Argentina (“Trust Agreement”), under which the Series II Notes are issued for a current and outstanding amount of USD 121 million. The redemption was carried out on February 8, 2023. The redemption price was 100% of the face value of each current and outstanding Series II Notes, plus accrued and unpaid interest, prior settlement in the exchange market of funds received from the issuance of Series XV and XVI Notes (see " Series XV and XVI Notes - IRSA").

Series IX Notes Partial Cancellation - IRSA

On February 6, 2023, and regarding the issuance of Series XVI Notes, which were partially subscribed with Series IX Notes, the Company announced the partial cancellation of the Notes detailed below:

•	Series IX Notes:

-	Issuance Date: November 12, 2020
-	Maturity Date: March 1, 2023
-	Nominal Value originally issued: USD 81 million
-	Nominal Value to be cancelled: USD 22.5 million
-	Nominal Value under circulation: USD 58 million

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Series IX Notes Redemption

On February 10, 2023, the Company informed the holders of Series IX Notes of the redemption in accordance with the terms and conditions detailed in the Offering Memorandum dated October 22, 2020, for an outstanding amount in circulation of USD 58 million (see " Series IX Notes Partial Cancellation "). The redemption was carried out on February 17, 2023. The redemption price was 100% of the face value of the Series IX Notes, plus accrued and unpaid interest, as of the date set for redemption, subject to settlement in the foreign exchange market of funds received from the issuance of Series XV and XVI Notes (see " Series XV and XVI Notes ").

Series XVII Notes - IRSA

On June 7, 2023, IRSA issued new Notes for a total amount of USD 25 million.

•

Series XVII: for USD 25 million at a fixed rate of 5.0%, with semi-annual payments except for the first and second interest payments that will be made at 9 and 12 months, respectively, from the Issue and Settlement Date. The principal will be paid at maturity on December 7, 2025. The price of issuance was 100.0% of the nominal value.

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

Series III (issued by FyO)

On April 25, 2023, FyO issued the Series III Notes, denominated in USD and payable in pesos at the applicable exchange rate, for an amount of USD 20 million, at a fixed rate of 0.0% and maturiting 36 months from the issuance date. The capital amortization will be in two installments: the first installment for 50% of the nominal value on December 25, 2025 and the second installment for 50% of the nominal value on the maturity date, April 25, 2026. The issuance price was 100.0% of the nominal value.

The funds from this issuance will be used mainly to finance the company's working capital in Argentina.

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

Tax modifications

The Argentine Tax Authority established through the resolution 5248/2022 an extraordinary compulsory payment in advance on account of the income tax payable in 3 monthly installments, for companies that meet any of the following requirements:

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The compulsory payment in advance will be 25% of the base for calculating the advance if point 1 is met, or 15% of the tax result without taking into account losses from previous years if point 2 is met.

The aforementioned compulsory payment in advance cannot be offset with other tax-related credits and, furthermore, should not be taken into account when a request for reduction of advances is made.

The expiration of the first installment is in October 2022 for those of the fiscal period 2021 and April 2023 for those of the fiscal period 2022.

The companies paying the extraordinary payment on account were: IRSA Inversiones y Representaciones S.A, Futuros y Options. Com S.A; Amauta Agro S.A, FYO Acopio S.A, Panamerican Mall S.A, Fibesa S.A, Arcos del Gourmet S.A; all maturing after April 2023.

Regarding IRSA, an appeal was requested in each installment to AFIP and a precautionary measure in judicial court requesting the suspension of the effects of the resolution 5248/2022 since the payment of said advance would imply an excess of the tax obligation for the company.

To date, there has been no response from the judicial corte or the Treasury regarding the precautionary measure and the appeal filed, nor have the extraordinary advance payments been made. Notwithstanding the foregoing, compensatory interest has been provisioned as of June 30, 2023 for the sum of ARS 445 million.

Submission of income tax presentation - IRSA

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which according to what is detailed in the Note. 4.C has been absorbed by IRSA, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2022 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the limit of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (ordered text in 2019).

In the same sense, on November 16, 2022, IRSA filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2022, applying the same systematic and comprehensive inflation adjustment mechanism mentioned in the previous paragraph updating accumulated losses.

The non-application of the aforementioned mechanisms would have implied that the tax to be paid amounted to ARS 1,377 million in the fiscal year 2021 and ARS 11,892 million in the fiscal year 2022, in this way the effective rate to be paid would have consumed a substantial portion of the income obtained by the taxpayer exceeding the reasonable limit of taxation, being configured in the opinion of the taxpayer and his tax and legal advisors an assumption of confiscation, an assumption that at the date of issuance of these financial statements has not been validated or challenged by the Argentine Tax Authority or by higher courts. Together with the aforementioned income tax presentation, a multinote form was presented in which the application of the mechanisms was reported, arguing that the effective tax rate would represent a percentage that would exceed the reasonable limits of taxation, setting up a situation of confiscation, in violation of art. 17 of the National Constitution (according to doctrine of the judgment "Candy S.A. c/AFIP and another a/ protection action", judgment of 07/03/2009, Judgments 332:1571, and subsequent precedents).

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

As of the date of issuance of these financial statements, there are new legal precedents in line with the position of IRSA and the "Candy" ruling mentioned above. In late October 2022, the Supreme Court of Justice of the Nation, in the case "Telefónica de Argentina S.A. and another v. EN - AFIP - DGI regarding the General Tax Directorate," upheld the opinion of the Attorney General of the Nation issued in the "Appeal No. 1, Telefónica de Argentina S.A. and Another v. EN-AFIP DGI regarding the General Tax Directorate," asserting the inadmissibility of a tax that, in its application, would be confiscatory for the taxpayer.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Considering the foregoing, IRSA's Board of Directors together with its legal and tax advisors re-evaluated during the present year the accounting decision taken at the end of the previous fiscal year 2021, in light of the new elements of judgment, and concluded that all the existing evidence and, in particular, the last sentence of the Supreme Court of Justice of the Nation, mentioned in the previous paragraph, configure a position of favorability greater than a position of rejection in higher instances in the face of a possible controversy with the Argentine Tax Authority. For all the detailed reasons, they have decided, following the guidelines established by the IFRS, to reverse the provision for the aforementioned tax registered as of June 30, 2022 and 2021 for ARS 13,979 million, their provisioned interest accounted at the closing of the Annual Financial Statements for ARS 366 million and register in the deferred income tax, the updating of the remaining losses, aligning the accounting treatment with the tax criteria duly presented.

In the same sense, IRSA made the provision for income tax for the year ended June 30, 2023, applying the same systematic and comprehensive inflation adjustment criteria as the update of its accumulated losses.

The Company analyzes the recoverability of its deferred tax assets when there are events or changes in circumstances that imply a potential indication of revaluation or devaluation. The value in use is determined on the basis of projected tax cash flows.

The aforementioned cash flows are prepared based on estimates regarding the future behavior of certain variables that are sensitive in determining the recoverable value, among which are: (i) sales projections; (ii) expense projections; (iii) macroeconomic variables such as growth rates, inflation rates, exchange rates, among others.

The details of the Group’s income tax, is as follows:

	06.30.2023	06.30.2022	06.30.2021
Current income tax	14,494	(39,585)	(6,812)
Deferred income tax	58,227	35,323	(91,960)
Income tax (i)	72,721	(4,262)	(98,772)

(i)	Includes reversal of the income tax provision. See “Submission of income tax presentation”.

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Brazil	25% - 34%
Uruguay	0% - 25%
Bolivia	25%
U.S.	21%
Bermudas	0%
Israel	23% - 24%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2023, 2022 and 2021:

	06.30.2023	06.30.2022	06.30.2021
Tax calculated at the tax rates applicable to profit in the respective countries (i)	(1904)	(41,079)	(16,082)
Permanent differences:
Tax inflation adjustment	6,458	(35,560)	(43,661)
Share of profit/ (loss) of associates and joint ventures	3,503	(522)	(4,579)
Result from sale of participation in subsidiaries	3	(707)	399
Unrecognized tax loss carry-forwards	-	-	(18,255)
Difference between provision and affidavit (ii)	10,955	-	4,812
Fiscal transparency	(1,367)	(2,736)	1,248
Recovery of unrecognized tax loss carry-forwards	1,864	20,620	-
Change of tax rate	-	-	(50,582)
Non-taxable profit	285	(433)	(528)
Others	1,095	902	(192)
Inflation adjustment permanent difference (IAS 29)	51,829	55,253	28,648
Income tax from continuing operations	72,721	(4,262)	(98,772)

(i)

The applicable income tax rate was calculated based on the legal tax rates in the countries where the Group operates. As of June 30, 2023 and 2022, the tax rate in the Argentine Republic was 35%, while as of June 30, 2021 it was 30%.

(ii)	Includes reversal of the income tax provision. See “Submission of income tax presentation”.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Deferred tax assets and liabilities of the Group as of June 30, 2023 and 2022 will be recovered as follows:

	06.30.2023	06.30.2022
Deferred income tax assets to be recovered after more than 12 months	11,727	5,025
Deferred income tax assets to be recovered within 12 months	8,033	6,611
Deferred income tax assets	19,760	11,636
Deferred income tax liabilities to be recovered after more than 12 months	(191,373)	(235,560)
Deferred income tax liabilities to be recovered within 12 months	(21,978)	(26,544)
Deferred income tax liabilities	(213,351)	(262,104)
Total deferred income tax liabilities, net	(193,591)	(250,468)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2023 and 2022, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At the beginning	Currency translation adjustment	Charged to the Statement of Income	Revaluation surplus	At the end
June 30, 2023
Assets
Trade and other payables	3,296	-	2,289	-	5,585
Tax loss carry-forwards	3,238	141	5,371	-	8,750
Others	5,102	302	21	-	5,425
Subtotal assets	11,636	443	7,681	-	19,760
Liabilities
Investment properties and property, plant and equipment	(218,228)	(1,193)	32,156	(417)	(187,682)
Biological assets	(5,855)	93	2,430	-	(3,332)
Trade and other receivables	(1,242)	-	167	-	(1,075)
Investments	(110)	-	(2,494)	-	(2,604)
Intangible assets	(1,466)	-	(296)	-	(1,762)
Tax inflation adjustment	(31,714)	-	21,214	-	(10,500)
Borrowings	368	-	(329)	-	39
Inventories	(2,760)	(258)	(735)	-	(3,753)
Others	(1,097)	(18)	(1,567)	-	(2,682)
Subtotal liabilities	(262,104)	(1,376)	50,546	(417)	(213,351)
(Liabilities)/ Assets, net	(250,468)	(933)	58,227	(417)	(193,591)

	At the beginning	Currency translation adjustment	Charged to the Statement of Income	Revaluation surplus	At the end
June 30, 2022
Assets
Trade and other payables	2,781	-	515	-	3,296
Tax loss carry-forwards	10,542	(2,408)	(4,896)	-	3,238
Others	7,821	(1,184)	(1,535)	-	5,102
Subtotal assets	21,144	(3,592)	(5,916)	-	11,636
Liabilities
Investment properties and property, plant and equipment	(231,583)	5,319	8,842	(806)	(218,228)
Biological assets	(9,442)	1,386	2,201	-	(5,855)
Trade and other receivables	(1,248)	-	6	-	(1,242)
Investments	(24)	-	(86)	-	(110)
Intangible assets	(265)	-	(1,201)	-	(1,466)
Tax inflation adjustment	(66,114)	-	34,400	-	(31,714)
Borrowings	3,811	-	(3,443)	-	368
Inventories	(3,193)	828	(395)	-	(2,760)
Others	(2,044)	32	915	-	(1,097)
Subtotal liabilities	(310,102)	7,565	41,239	(806)	(262,104)
(Liabilities)/ Assets, net	(288,958)	3,973	35,323	(806)	(250,468)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay expire within 5 years, while in Israel they do not expire. Tax loss carry forward in Bolivia expire within 3 years Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

As of June 30, 2023, the Group's recognized tax loss carry forward prescribed as follows:

Jurisdiction	06.30.2023	Date of generation	Due date
Argentina	121	2018	2023
Argentina	172	2019	2024
Argentina	3,885	2020	2025
Argentina	10,674	2021	2026
Argentina	1,474	2022	2027
Argentina	898	2023	2028
Brazil	7,961	2019-2023	Do not expire
Total cumulative tax loss carry-forwards	25,185

The Group assesses the realizability of deferred income tax assets, by considering whether it is probable that some portion or all of the deferred income tax assets will not be realized. In order to make this assessment, Management considers the scheduled reversal of deferred income tax liabilities, projected business and tax planning strategies.

On this basis, it is estimated that as of June 30, 2023, all deferred tax assets and tax credits will be realized.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of ARS 27,096 and ARS 13,763 as of June 30, 2023 and 2022, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

24. Leases

The Group as lessee

Operating leases

In the ordinary course of business, the Group enters into several operating lease agreements. Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. Rent expense for the years ended as of June 30, 2023, 2022 and 2021 amounted to ARS 1,700, ARS 1,636 and ARS 856, respectively and is included in the line item "Costs" in the Statement of Income and Other Comprehensive Income.

The Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense paid for the years ended as of June 30, 2023, 2022 and 2021 amounted to ARS 521, ARS 459 and ARS 729, respectively and is included in the line item "Costs" in the Statement of Income and Other Comprehensive Income.

The Group leases property or spaces for administrative or commercial use both in Argentina and in Israel, under operating leases. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 32). The amounts involved are not material for any of the periods filed.

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	06.30.2023	06.30.2022	06.30.2021
No later than 1 year	3,004	2,277	1,955
Later than 1 year and not later than 5 years	4,188	15,343	7,239
More than 5 years	3,714	-	3,602
	10,906	17,620	12,796

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

Rental properties are considered to be investment properties. Book value is included in Note 9. The future minimum proceeds generated from non-cancellable operating leases from Group’s Shopping malls, offices and other buildings are as follows:

	06.30.2023	06.30.2022	06.30.2021
No later than 1 year	12,065	6,394	14,618
Later than 1 year and not later than 5 years	12,017	16,682	29,243
More than 5 years	578	3,005	8,013
	24,660	26,081	51,874

Operating leases (Farmlands)

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased or based on a fixed amount in dollars per hectare leased.

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	06.30.2023	06.30.2022	06.30.2021
No later than 1 year	528	319	524
Later than 1 year and not later than 5 years	1,301	554	908
More than 5 years	20	-	-
	1,849	873	1,432

25. Revenues

	06.30.2023	06.30.2022	06.30.2021
Crops	57,730	80,095	56,422
Sugarcane	12,177	22,537	18,555
Cattle	5,351	8,022	10,055
Supplies	10,185	13,623	7,554
Consignment	7,198	4,376	3,443
Advertising and brokerage fees	5,438	4,973	4,812
Agricultural rental and other services	3,144	3,975	3,408
Income from sales and services from agricultural business	101,223	137,601	104,249
Trading properties and developments	3,807	1,089	3,620
Rental and services	70,414	58,678	38,808
Hotel operations, tourism services and others	14,961	9,266	3,253
Income from sales and services from urban properties and investment business	89,182	69,033	45,681
Total revenues	190,405	206,634	149,930

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

26. Costs

	06.30.2023	06.30.2022	06.30.2021
Other operative costs	74	112	122
Cost of property operations	74	112	122
Crops	48,070	74,433	57,776
Sugarcane	12,876	20,814	16,121
Cattle	4,628	6,724	8,377
Supplies	9,522	9,604	5,877
Consignment	4,159	7,362	4,217
Advertising and brokerage fees	3,433	3,600	3,072
Agricultural rental and other services	1,700	1,636	856
Cost of sales and services from agricultural business	84,388	124,173	96,296
Trading properties and developments	1,048	1,011	3,779
Rental and services	22,179	19,816	15,671
Hotel operations, tourism services and others	7,613	5,331	3,734
Cost of sales and services from sales and services from urban properties and investment business	30,840	26,158	23,184
Total costs	115,302	150,443	119,602

27. Expenses by nature

The Group disclosed expenses in the statement of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2023, 2022 and 2021.

	Costs	General and administrative expenses	Selling expenses	06.30.2023
Change in agricultural products and biological assets	57,012	-	-	57,012
Salaries, social security costs and other personnel expenses	14,493	10,402	1,371	26,266
Fees and payments for services	11,030	2,788	1,134	14,952
Cost of sale of goods and services	13,620	-	-	13,620
Maintenance, security, cleaning, repairs and others	8,371	1,518	15	9,904
Taxes, rates and contributions	2,021	741	5,668	8,430
Advertising and other selling expenses	4,700	18	369	5,087
Freights	6	3	4,010	4,019
Director's fees (*)	-	10,253	-	10,253
Depreciation and amortization	1,725	853	110	2,688
Leases and service charges	796	307	31	1,134
Travelling, library expenses and stationery	384	289	176	849
Supplies and labors	670	-	17	687
Other expenses	218	187	31	436
Bank expenses	37	411	11	459
Conditioning and clearance	-	-	414	414
Interaction and roaming expenses	219	10	4	233
Allowance for doubtful accounts, net	-	-	195	195
Total expenses by nature as of 06.30.2023	115,302	27,780	13,556	156,638

(*)This amount was approved by the Shareholders' Meeting dated  on October 5, 2023.

	Costs	General and administrative expenses	Selling expenses	06.30.2022
Change in agricultural products and biological assets	93,249	-	-	93,249
Salaries, social security costs and other personnel expenses	12,976	9,093	852	22,921
Fees and payments for services	11,618	2,220	1,313	15,151
Cost of sale of goods and services	16,015	-	-	16,015
Maintenance, security, cleaning, repairs and others	7,614	1,522	9	9,145
Taxes, rates and contributions	2,466	612	5,898	8,976
Advertising and other selling expenses	2,861	-	929	3,790
Freights	6	2	4,911	4,919
Director's fees	-	3,928	-	3,928
Depreciation and amortization	1,638	979	45	2,662
Leases and service charges	694	259	24	977
Travelling, library expenses and stationery	259	321	119	699
Supplies and labors	604	-	647	1,251
Other expenses	206	172	454	832
Bank expenses	24	392	2	418
Conditioning and clearance	-	-	638	638
Interaction and roaming expenses	213	4	-	217
Allowance for doubtful accounts, net	-	-	(15)	(15)
Total expenses by nature as of 06.30.2022	150,443	19,504	15,826	185,773

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Costs	General and administrative expenses	Selling expenses	06.30.2021
Change in agricultural products and biological assets	69,518	-	-	69,518
Salaries, social security costs and other personnel expenses	10,839	8,095	1,015	19,949
Fees and payments for services	14,315	1,619	1,212	17,146
Cost of sale of goods and services	12,195	-	-	12,195
Maintenance, security, cleaning, repairs and others	6,013	1,477	15	7,505
Taxes, rates and contributions	1,906	593	5,508	8,007
Advertising and other selling expenses	1,265	-	244	1,509
Freights	4	17	4,195	4,216
Director's fees	-	4,471	-	4,471
Depreciation and amortization	1,811	1,022	112	2,945
Leases and service charges	795	183	60	1,038
Travelling, library expenses and stationery	134	211	73	418
Supplies and labors	502	-	573	1,075
Other expenses	122	203	200	525
Bank expenses	17	371	4	392
Conditioning and clearance	-	-	668	668
Interaction and roaming expenses	166	4	-	170
Allowance for doubtful accounts, net	-	-	780	780
Total expenses by nature as of 06.30.2021	119,602	18,266	14,659	152,527

28. Other operating results, net

	06.30.2023	06.30.2022	06.30.2021
Gain/ (loss) from commodity derivative financial instruments	909	(5,083)	(16,089)
Gain from sale of subsidiaries and joint ventures	-	-	304
(Loss)/ gain from sale of property, plant and equipment	(674)	17	34
Realization of currency translation adjustment (i)	428	-	-
Donations	(378)	(343)	(647)
Lawsuits and other contingencies	(7,765)	(714)	(1,184)
Interest and allowances generated by operating assets	(1,472)	3,081	10,906
Administration fees	116	84	39
Others	(78)	1,309	(1,430)
Total other operating results, net	(8,914)	(1,649)	(8,067)

(i)	Corresponds to Condor, Real Estate Investment Group VII LP and Jiwin S.A’s liquidation.

29. Financial results, net

	06.30.2023	06.30.2022	06.30.2021
Financial income
Interest income	2,199	2,773	2,318
Dividends income	-	4	4
Other financial income	-	41	-
Total financial income	2,199	2,818	2,322
Financial costs
Interest expense	(20,991)	(30,326)	(50,224)
Other financial costs	(2,720)	(3,251)	(4,531)
Total financial costs	(23,711)	(33,577)	(54,755)
Capitalized finance costs	-	-	1,658
Total finance costs	(23,711)	(33,577)	(53,097)
Other financial results:
Foreign exchange, net	20,075	63,486	37,063
Fair value gain from financial assets and liabilities at fair value through profit or loss	8,668	12,732	35,663
Gain/ (loss) from repurchase of non-convertible notes	3,516	3,139	(88)
Gain/ (loss) from derivative financial instruments (except commodities)	2,960	(3,104)	(1,686)
Others	(616)	948	(259)
Total other financial results	34,603	77,201	70,693
Inflation adjustment	11,177	862	2,022
Total financial results, net	24,268	47,304	21,940

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

	06.30.2023	06.30.2022	06.30.2021
Profit/ (loss) for the year from continuing operations attributable to equity holders of the parent	43,870	79,954	(27,146)
Loss for the year from discontinued operations attributable to equity holders of the parent	-	-	(17,287)
Profit/ (loss) for the year attributable to equity holders of the parent	43,870	79,954	(44,433)
Weighted average number of common shares outstanding	602	609	544
Basic earnings per share (ii)	72.87	131.29	(81.68)

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential shares. The Group holds treasury shares and, as of fiscal year 2021, warrants associated with incentive plans with potentially dilutive effect.

	06.30.2023	06.30.2022	06.30.2021
Profit/ (loss) for the year from continuing operations attributable to equity holders of the parent	43,870	79,954	(27,146)
Loss for the year from discontinued operations attributable to equity holders of the parent	-	-	(17,287)
Profit/ (loss) for the year per share attributable to equity holders of the parent	43,870	79,954	(44,433)
Weighted average number of common shares outstanding	685	679	544
Diluted earnings per share (i)(ii)	64.04	117.75	(81.68)

(i) Given that the result for the year ended June 30, 2021 showed losses, there is no diluted effect of said result.

(ii) Earnings per share for 2022 and 2021 show the comparative impact in the capital increases, where there was no corresponding change in the entity’s resources.

Below is a reconciliation between the weighted average number of ordinary shares outstanding and the weighted average number of diluted ordinary shares, considered for the calculation of earnings per share:

	06.30.2023	06.30.2022	06.30.2021
Weighted average number of shares outstanding	602	609	544
Treasury shares	(9)	(20)	-
Warrants	92	90	-
Weighted average number of common shares diluted	685	679	544

31.  Employee benefits and share-based payments

Incentive Plan

The Group has an equity incentive plan, created on September 30, 2011, which aims at certain selected employees, directors and top management of the Company and IRSA (the “Participants”). Participation in the plan was  voluntary and employees were invited to participate by the Board.

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

During the fiscal years ended June 30, 2023, 2022 and 2021, the Group granted 0.40, 0.30 and 0.53 million shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	06.30.2023	06.30.2022	06.30.2021
At the beginning	3,865,110	4,162,917	4,483,656
Granted	(368,934)	(297,807)	(320,739)
At the end	3,496,176	3,865,110	4,162,917

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

In case of resignation or termination without fair cause, the manager will receive the Group’s contribution only if he or she has participated in the Plan for at least 5 years

Contributions made by the Group under the Plan amount to ARS 441 and ARS 369 for the fiscal years ended June 30, 2023 and 2022, respectively.

Employee long-term incentive - Brasilagro

On October 2, 2017, the General Shareholders' Meeting approved the creation of the Long-Term Share-Based Incentive Plan ("ILPA Plan"), a compensation program in which participants are entitled to receive a number of issued shares by the company if the objectives defined in the agreement are achieved. The ILPA Plan was divided into 3 programs and requires beneficiaries to remain with the Company for a specified period (consolidation period), in addition to having cumulative key performance indicators ("KPls") that can define, increase or decrease the number of actions, classifying the result according to the 3 categories that make up the plan. The first compensation program ("ILPA 1") was approved by the Board of Directors on June 18, 2018 and ended during the year June 30, 2021. The accumulated expenses of the plan reached ARS 116 with compensation and ARS 81 in charges.

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

The ILPA Plan falls within the scope of CPC 10 - Share-based Payment, as the Company receives services from participants and, in return, agrees to deliver its own shares if the conditions are met. The standard determines that benefits payable in shares must be measured at fair value on the benefit grant date, defined as June 30, 2023, and will not be remeasured (except in the case of a remeasurement event such as a change in plan terms), and the expense is recognized during the consolidation period. As of the date of these financial statements, ILPA 2 expenses totaled ARS 669.

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

The Society’s Senior Management is composed of as follows:

Name	Date of birth	Position	Current position since
Alejandro G. Elsztain	03/31/1966	General Manager	1994
Diego Chillado Biaus	09/15/1978	Operative Manager	2022
Matías I. Gaivironsky	02/23/1976	Administrative and Financial Manager	2011
Alejandro Casaretto	10/15/1952	Regional Agricultural Manager	2008

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's background, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of the senior management participate in defined contributions and share-based incentive plans that are described in Note 31, respectively.

The aggregate compensation to the Senior Management of the Operations Center in Argentina for the year ended June 30, 2023 amounts to ARS 243.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

San Bernardo lease

The Company leased in January 2019 a farm in the Province of Córdoba owned by San Bernardo de Córdoba S.A. (formerly Isaac Elsztain e hijos S.C.A), continuing the lease held in August 2015, for a fraction of 10,896 hectares.

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

As regards the Consulting Agreement, in consideration for its services we pay CAMSA an annual fee equal to 10% of our annual net income after tax. During fiscal year 2021, no charge was recognized. During the years ended as of June 30, 2023 and 2022, ARS 4,760 and ARS 8,988 were recognized in results for this concept, respectively.

The Consulting Agreement can be revoked by any of the parties upon prior written notice that should not exceed 60 days. If we revoke the Consulting Agreement without cause, we will be liable to pay CAMSA twice the average fee amounts paid for management services during the two fiscal years preceding such revocation.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary presentation of the balances with related parties as of June 30, 2023 and 2022:

Item	06.30.2023	06.30.2022
Trade and other receivables	8,285	8,983
Investments in financial assets	1,295	640
Trade and other payables	(11,007)	(8,971)
Borrowings	(220)	(268)
Total	(1,647)	384

Related party	06.30.2023	06.30.2022	Description of transaction	Item
New Lipstick LLC	62	65	Reimbursement of expenses	Trade and other receivables
Other associates and joint ventures (i)	12	15	Leases and/or rights of use receivable	Trade and other receivables
	-	440	Dividends receivables	Trade and other receivables
	45	-	Contributions pending subscription	Trade and other receivables
	559	588	Other investments	Investments in financial assets
	(134)	(136)	Non-convertible notes	Borrowings
	1	2	Equity incentive plan receivable	Trade and other receivables
	796	530	Loans granted	Trade and other receivables
	(86)	(132)	Borrowings	Borrowings
	1	2	Reimbursement of expenses	Trade and other receivables
	27	41	Management fees receivable	Trade and other receivables
	(207)	(190)	Other payables	Trade and other payables
	1,590	1,524	Other receivables	Trade and other receivables
Total associates and joint ventures	2,666	2,749
CAMSA and its subsidiaries	(3,127)	(8,565)	Management fee payables	Trade and other payables
Yad Levim LTD	4,739	4,762	Loans granted	Trade and other receivables
Other related parties (ii)	516	941	Other receivables	Trade and other receivables
	(124)	(23)	Other payables	Trade and other payables
	-	52	Non-convertible notes	Investments in financial assets
	736	-	Other investments	Investments in financial assets
	-	(26)	Management fee payables	Trade and other payables
	25	54	Reimbursement of expenses	Trade and other receivables
	(9)	(28)	Legal services	Trade and other payables
Total other related parties	2,756	(2,833)
IFISA	471	580	Financial operations receivables	Trade and other receivables
Total direct parent company	471	580
Directors and Senior Management	(7,540)	(139)	Fees	Trade and other payables
	-	27	Advances receivable	Trade and other receivables
Total Directors and Senior Management	(7,540)	(112)
Total	(1,647)	384

(i)

Includes Quality Invest S.A., Banco Hipotecario S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Banco Hipotecario, GCDI S.A., Avenida Inc., Avenida Compras S.A., Agrofy S.A., BHN Seguros Generales S.A., BHN Vida S.A. and OFC S.R.L..

(ii)	Includes Estudio Zang, Bergel y Viñes, Fundación Puerta 18, Sociedad Rural Argentina, CAM Communication LP, Sutton, Fundación Museo de los Niños, Viflor S.A. and Agrofy S.A..

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the years ended June 30, 2023, 2022 and 2021:

Related party	06.30.2023	06.30.2022	06.30.2021	Description of transaction
BACS	-	-	276	Leases and/or rights of use
	-	125	-	Financial operations
BHN Vida S.A.	(3)	-	-	Financial operations
BHN Seguros Generales S.A.	(1)	-	-	Financial operations
Other associates and joint ventures	(63)	75	(6)	Leases and/or rights of use
	92	67	-	Corporate services
	149	817	330	Financial operations
Total associates and joint ventures	174	1,084	600
CAMSA and its subsidiaries	(4,760)	(8,988)	-	Management fee
Other related parties (i)	(1)	(19)	(24)	Leases and/or rights of use
	(12)	-	-	Fees and remunerations
	(215)	-	-	Corporate services
	(179)	-	(24)	Legal services
	225	123	-	Financial operations
	(23)	-	(56)	Donations
	294	-	-	Income from sales and services from agricultural business
Total other related parties	(4,671)	(8,884)	(104)
IFISA	32	(13)	28	Financial operations
Total Parent Company	32	(13)	28
Directors	(9,202)	(2,979)	(3,475)	Management fee
Senior Management	(243)	(229)	(84)	Compensation of Directors and senior management
Total Directors and Senior Management	(9,445)	(3,208)	(3,559)
Total	(13,910)	(11,021)	(3,035)

(i)

Includes Fundación Puerta 18, Galerías Pacífico, Estudio Zang, Austral Gold, Bergel y Viñes, Fundación Museo de los Niños, Sociedad Rural Argentina, Sutton, Espacio Digital S.A., Casposo Argentina Ltd, Uranga Trading, Isaac Elsztain e Hijos S.C.A. and Hamonet S.A...

The following is a summary of the transactions with related parties for the years ended June 30, 2023 and 2022:

Related party	06.30.2023	06.30.2022	Description of transaction
Quality	(55)	(88)	Irrevocable contributions
Condor	-	(1,865)	Irrevocable contributions
Agrofy	-	(1,076)	Irrevocable contributions
Comparaencasa	-	(278)	Irrevocable contributions
Total contributions	(55)	(3,307)
Agro-Uranga S.A.	201	151	Dividends received
Uranga Trading S.A.	112	41	Dividends received
Viflor	6	-	Dividends received
Condor	103	7,731	Dividends received
Nuevo Puerto Santa Fe S.A.	216	-	Dividends received
Total dividends received	638	7,923

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

33. Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	06.30.2023	06.30.2022	06.30.2021
Inventories at the beginning of the year	13,118	6,972	20,090	56,892	97,707
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,265	-	2,265	32,221	32,384
Changes in the net realizable value of agricultural products after harvest	(2,536)	-	(2,536)	(4,307)	(2,085)
Additions	291	-	291	276	127
Currency translation adjustment	(385)	15	(370)	(8,888)	(24,100)
Transfers	-	(432)	(432)	-	(686)
Harvest	71,236	-	71,236	58,077	60,291
Acquisitions and classifications	38,459	31,356	69,815	63,997	39,150
Consume	(11,909)	-	(11,909)	(12,650)	(10,294)
Disposals due to sales	-	(693)	(693)	-	-
Deconsolidation	-	-	-	-	(16,658)
Expenses incurred	13,053	-	13,053	14,797	16,046
Inventories at the end of the year	(39,204)	(6,378)	(45,582)	(50,084)	(56,892)
Cost as of 06.30.23	84,388	30,840	115,228	-	-
Cost as of 06.30.22	124,173	26,158	-	150,331	-
Cost as of 06.30.21	111,806	23,184	-	-	134,990

(i)	Includes biological assets (see Note 14)
(ii)	Includes trading properties (see Note 11)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

34. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	06.30.2023	06.30.2022
Assets
Trade and other receivables
US Dollar	83.08	256.30	21,293	21,610
Euros	0.08	279.42	23	24
Uruguayan pesos	0.15	6.87	1	-
Trade and other receivables related parties
US Dollar	20.39	256.70	5,234	4,924
Total Trade and other receivables			26,551	26,558
Investment in financial assets
US Dollar	91.15	256.30	23,361	4,355
Brazilian Reais	3.41	53.70	183	179
New Israel Shekel	5.04	69.20	349	1,237
Pounds	0.73	326.75	237	211
Total Investment in financial assets			24,130	5,982
Derivative financial instruments
US Dollar	8.28	256.30	2,123	832
Total Derivative financial instruments			2,123	832
Cash and cash equivalents
US Dollar	45.31	256.30	11,612	35,944
Euros	0.01	279.42	2	4
Brazilian Reais	-	-	-	2,869
New Israel Shekel	0.38	69.20	26	-
Pounds	0.003	326.75	1	-
Uruguayan pesos	0.15	6.87	1	2
Total Cash and cash equivalents			11,642	38,819
Total Assets			64,446	72,191

Liabilities
Trade and other payables
US Dollar	43.21	256.70	11,093	10,589
Euros	0.004	280.50	1	4
Uruguayan pesos	1.75	6.87	12	6
Trade and other payables related parties
US Dollar	0.07	256.70	19	103
Total Trade and other payables			11,125	10,702
Lease liabilities
US Dollar	12.77	256.70	3,279	-
Total Lease liabilities			3,279	-
Provisions
New Israel Shekel	80.00	69.20	5,536	-
Total Provisions			5,536	-
Borrowings
US Dollar	723.11	256.70	185,622	229,050
Borrowings with related parties
US Dollar	1.22	256.70	312	1,919
Total Borrowings			185,934	230,969
Derivative financial instruments
US Dollar	0.41	256.70	106	826
Total Derivative financial instruments			106	826
Total Liabilities			205,980	242,497

(1)	Exchange rate as of June 30, 2023 of each year according to Banco Nación Argentina records.
(2)	Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3)	The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 16).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

35. Results from discontinued operations

The results of discontinued operations include the operations of IDBD / DIC and Carnes Pampeanas S.A. which were deconsolidated as of June 30, 2021:

	06.30.2023	06.30.2022	06.30.2021
Revenues	-	-	150,997
Costs	-	-	(124,062)
Gross profit	-	-	26,935
Net loss from fair value adjustment of investment properties	-	-	(99)
General and administrative expenses	-	-	(15,798)
Selling expenses	-	-	(16,703)
Other operating results, net	-	-	5,098
Loss from operations	-	-	(567)
Share of profit of joint ventures and associates	-	-	2,542
Profit from operations before financing and taxation	-	-	1,975
Financial income	-	-	1,884
Finance costs	-	-	(24,455)
Other financial results	-	-	1,597
Inflation adjustment	-	-	315
Financial results, net	-	-	(20,659)
Loss before income tax	-	-	(18,684)
Income tax	-	-	1,114
Loss for the year from discontinued operations	-	-	(17,570)
Result due to loss of control	-	-	(11,620)
Loss for the year from discontinued operations	-	-	(29,190)

Loss for the period from discontinued operations attributable to:
Equity holders of the parent	-	-	(17,287)
Non-controlling interest	-	-	(11,903)

Loss per share from discontinued operations attributable to equity holders of the parent:
Basic	-	-	(33.00)
Diluted	-	-	(33.00)

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

38. Relevant events of the year

Warrants exercise

During the year ended June 30, 2023, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 712,850 were received, for converted warrants of 1,260,298 to common shares.

Shares Buyback Program extension and completion - IRSA

on July 12, 2022, the Board of Directors has resolved to extend the term of the shares repurchase plan that was determined by the Board of Directors on March 11, 2022, for an additional period of one hundred and twenty (120) days, maintaining the other terms and conditions that were duly informed.

On September 21, 2022, the Company completed the share buyback program, having acquired the equivalent of 9,419,623 IRSA common shares, which represent approximately 99.51% of the approved program and 1.16% of the outstanding shares.

BrasilAgro - Agricultural Association Contract

On July 21, 2022, the Company entered into an agricultural association contract with the São Domingos farm for the exploration of an agricultural area of approximately 6,070 hectares. Located in the municipality of Comodoro in the state of Mato Grosso, the contract is valid for 12 years, the property will be divided into two parts of 3,035 hectares each, the first is scheduled for December 2022 and the second for December 2023.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Shares Buyback Program extension and completion - CRESUD

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

On September 21, 2022, the Company completed the share buyback program, having acquired the equivalent of 5,676,603 CRESUD common shares, which represent approximately 99.00% of the approved program and 0.96% of the outstanding shares.

BrasilAgro - Payment of dividends

In the the Ordinary and Extraordinary Shareholders’ Meeting of October 27, 2022, BrasilAgro approved the payment of dividends distributed in the financial statements of June 30, 2022, for the total value of BRL 320 million, corresponding to BRL 3.24 per share.

Distribution of dividends - FyO S.A.

On October 19, 2022, FyO S.A. approved the distribution of a dividend for the amount of USD 5 million payable in cash and/or in kind.

On June 7, 2023, FyO S.A. approved the distribution of a dividend for the amount of USD 5 million payable in cash and/or in kind.

As of the date of these financial statements they have been fully paid.

Ordinary and Extraordinary Shareholders' Meeting - IRSA

On October 28, 2022, the Ordinary and Extraordinary Shareholders’ Meeting was held where it was resolved:

-	The distribution of a dividend to shareholders for up to ARS 4,340 million, payable in cash and/or in kind.
-	The creation of a new incentive plan for employees, management and directors to join without a share premium for up to 1.16% of the Share Capital.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

On October 31, 2022, the Board of Directors established the payment of the dividend in cash. As of the date of these financial statements, it was fully paid.

The amounts are expressed in the currency as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Change in Warrants terms and conditions - IRSA

Because of the payment of cash dividends made on November 8, 2022, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

•	Number of shares to be issued per warrant: Pre-dividend ratio: 1. Post-dividend ratio: 1.0442.

•	Exercise price per new share to be issued: Pre-dividend price: USD 0.432. Post-dividend price: USD 0.414.

The other terms and conditions of the warrants remain the same.

Shares Buyback Program - New program - CRESUD

On November 11, 2022, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission.

• Maximum amount of the investment: Up to ARS 4,000 million.

• Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

• Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

• Payable Price: Up to ARS 205 per share and up to USD 6.50 per ADS.

• Period in which the acquisitions will take place: up to 180 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

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

On May 10, 2023, the Company communicates the modification of the acquisition price of its own shares in pesos up to a maximum value of ARS 425 per share and extends the term for the program for up to 180 additional days, maintaining the other terms and conditions that were informed and decided by the Board of Directors on November 11, 2022.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Ordinary and Extraordinary Shareholders' Meeting - CRESUD

On October 28, 2022, the Ordinary and Extraordinary Shareholders’ Meeting was held where it was resolved:

-	The distribution of a dividend to shareholders for up to ARS 3,100 million, payable in cash and/or in kind.
-	The creation of a new incentive plan for employees, management and directors to join without a share premium for up to 0.96% of the Share Capital.

On October 31, 2022, the Board of Directors established the payment of the dividend in cash. As of the date of these financial statements, it was fully paid.

The amounts are expressed in currency as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Change in Warrants terms and conditions - CRESUD

Because of the payment of cash dividends made on November 10, 2022, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

•	Number of shares to be issued per warrant: Pre-dividend ratio: 1. Post-dividend ratio: 1.0322.
•	Exercise price per new share to be issued: Pre-dividend price: USD 0.566. Post-dividend price: USD 0.548.

The other terms and conditions of the warrants remain the same.

Ordinary and Extraordinary Shareholders' Meeting - IRSA

On April 27, 2023, the Ordinary and Extraordinary Shareholders’ Meeting resolved:

-

Capital Stock increase from ARS 812 million to the sum of ARS 7,364 million, thorough the partial capitalization of the share premium and the resulting issuance of 6,552 to be allocated to the shareholders according to their equity interest.

-	Change of the par value of the shares from ARS 1 to ARS 10.
-	Distribution of a cash dividend for ARS 21,900 million, in proportion to the equity interest of the shareholders.

On May 5, 2023, the Company distributed among its shareholders the cash dividend in an amount of ARS 21,900 equivalent to 2,731.3451% of the stock capital, an amount per share of ARS 27.3135 and an amount per ADR of ARS 273.1345 (Argentine Pesos per ADR).

The amounts are expressed in currency as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Change in Warrants terms and conditions - IRSA

Because of the payment of cash dividends made on May 5, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

•	Number of shares to be issued per warrant: Pre-dividend ratio: 1.0442. Post-dividend ratio: 1.1719.

•	Exercise price per new share to be issued: Pre-dividend price: USD 0.414. Post-dividend price: USD 0.3689.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The other terms and conditions of the warrants remain the same.

Ordinary and Extraordinary Shareholders' Meeting - CRESUD

On April 27, 2023, the Ordinary and Extraordinary Shareholders’ Meeting resolved:

-	The distribution of a cash dividend in the amount of ARS 9,500 million, in proportion to the stock holdings of the shareholders.
-	Consideration of the distribution of 13 million own shares to shareholders, in proportion to their holdings by virtue of the provisions of Article 67 of Law 26,831.

On May 8, 2023, the Company distributed among its shareholders a cash dividend of ARS 9,500 million, equivalent to 1,652.4532% of the Capital Stock, an amount per share of (VARSN1) ARS 16.5245 and an amount per ADS of ARS 165.2453 (Argentine pesos per ADS). Likewise, on the same date, the Company distributed among its shareholders 12,670,512 treasury shares, equivalent to 2.2039% of Capital Stock, 0.0220 shares per common share and 0.2204 shares per ADS.

The amounts are expressed in currency as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Change in Warrants terms and conditions - CRESUD

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by the Company on May 8, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

•	Number of shares to be issued per warrant: Pre-dividend ratio: 1.0322. Post-dividend ratio: 1.1232.
•	Exercise price per new share to be issued: Pre-dividend price: USD 0.548. Post-dividend price: USD 0.5036.

The other terms and conditions of the warrants remain the same.

Shares Buyback Program - New program - IRSA

On June 15, 2023, the Board of Directors approved the following terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of art. 64 of Law 26,831 and the CNV regulations:

• Maximum amount to invest: Up to ARS 5,000 million.

• Maximum number of shares to be acquired: up to 10% of the Company's share capital, in accordance with the provisions of the applicable regulations.

• Daily limit for market operations: in accordance with the regulations, it will be up to 25% of the average daily transaction volume that the Company's shares have experienced, together in the markets it is listed, during the 90 business days. previous.

• Price to be paid for the shares: up to a maximum of ARS 425 per share and up to a maximum of USD 8.00 per GDS.

• Period in which the acquisitions will be carried out: up to 180 days after the publication of the minutes, subject to any renewal or extension of the period, which will be informed to the investing public.

• Origin of Funds: Acquisitions will be made with realized and liquid profits pending distribution of the Company.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

During the current fiscal year, the Company acquired 1,263,435 ordinary shares (N.V. ARS 1 per share) for a total of ARS 506 million, representing 10.11% of the program approved on June 15, 2023. The amounts are expressed in the currency at the time of acquisition. As of the issuance date of these consolidated financial statements, no deadline has been set for the disposal of the acquired shares.

39. Economic context in which the Group operates

The Group operates in a complex economic context, whose main variables have, and are expected to continue to show, strong volatility at the national level.

The year 2023 is being complex for the Argentine economy. It began with a historic drought that implied a drop in exportable agricultural production and, consequently, a loss of foreign exchange income of around USD 20,000 million. This had an impact on the diminished reserves of the Central Bank and on tax revenues. The combination of both exacerbated macroeconomic imbalances and led to the goals agreed upon in the Extended Facilities Agreement with the International Monetary Fund (IMF) not being met during the first half of the year, forcing a renegotiation. Although an agreement was reached that would make it possible to carry out the planned disbursements, it generated greater volatility in the exchange and financial markets, with its corresponding impact on inflation. Additionally, the lack of foreign currency generated a hardening of the conditions to access them and for the payment of goods and services from abroad.

Likewise, 2023 is an electoral year and it is likely that volatility and uncertainty rise in the second half.

The main economic indicators in our country are:

•	Gross Domestic Product (GDP) drop in 2023 after two years of post-pandemic recovery.
•	Accumulated inflation as of August 2023 reached 80.2%. Year-on-year inflation in July reached 124.4%, a triple-digit level that is expected to be sustained for the remainder of the year (CPI).
•	Between January 1 and August 31, 2023, the peso depreciated 97.8% against the US dollar, according to the exchange rate of Banco de la Nación Argentina.
•

The monetary authority imposed greater exchange restrictions, which also affect the value of foreign currency in existing alternative markets for certain restricted exchange transactions in the official market.

These measures aimed at restricting access to the exchange market in order to contain the demand for dollars imply the request for prior authorization from the Central Bank for certain transactions, the following being applicable to the Company:

-	The payment of import of services to related companies abroad
-	The formation of external assets and operations with derivatives
-	The payment of capital and interest of foreign financial indebtedness with related counterparties

Additionally, the exchange regime already determined as mandatory the entry and settlement in national currency of the funds obtained as a result of the following operations and concepts:

-	Exports of goods
-	Service export charges
-	Collections of pre-financing, advances and post-financing for the export of goods
-	Disposal of non-produced non-financial assets
-	Foreign financial debts, in the event that the counterparty is a third party and the principal and interest are to be paid through the exchange market.

Likewise, the exchange authority requires the presentation of a series of affidavits to access the exchange market; among which it undertakes not to operate with securities since in case of doing so, it would generate a period of inhibition to access the exchange market.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

These exchange restrictions, or those issued in the future, could affect the Company's ability to access the Official Exchange Market (MULC) to acquire the necessary currencies to meet its financial obligations. Assets and liabilities in foreign currency as of June 30, 2023 have been valued considering the current prices in the MULC.

The aforementioned exchange restrictions have not prevented the Company from complying with its financial obligations, both for the payment of interest and for the successful refinancing of its debt. To date, it has a conservative capital structure and it is not expected that its ability to meet the financial commitments of the next twelve months may be affected.

The context of volatility and uncertainty continues as of the date of issuance of these financial statements.

The Company's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its patrimonial and financial situation. The Company's financial statements must be read in light of these circumstances.

40. Subsequent events

“261 Della Paolera” floor sale

On August 9, 2023, IRSA signed the deed for the sale of the 9th floor with a total of 1,142 square meters, 10 parking spaces, and 2 complementary units of the same building. The transaction price was set at USD 12.2 million, which had already been paid. After this operation, IRSA retains ownership of 6 floors with an approximate rental area of 7,332 m2 in addition to parking spaces and other complementary spaces.

On October 5, 2023, IRSA signed the deed for the sale of two floors for a total of 2,213 square meters, 18 parking spaces, and 6 complementary units of the same building. The transaction price was set at ARS 12,674.6 million, which had already been paid.

“Maple Building" sale

On July 24, 2023, IRSA signed the deed for the sale of all the functional and complementary units of the “Maple Building” located at 664 Suipacha Street in the Autonomous City of Buenos Aires. The price of the operation was USD 6.75 million, of which USD 3 million has been collected in cash, USD 750,000 through the delivery of 3 functional units in a building owned by the buyer at Avenida Córdoba 633 in the Autonomous City of Buenos Aires, with a bailment agreement for 30 months and the remaining balance of USD 3 million will be paid as follows:

- USD 2.5 million in 10 semiannual, equal and consecutive installments of USD 250,000, the first due 24 months from the signing of the deed, with an annual interest of 5%;

- USD 500,000 through the provision of services by the buyer.

Corn Dollar

From the year-end date to the date of approval of these financial statements, CRESUD has sold approximately 87,000 tons of corn during the validity of Decree 295/2023, which established a differential exchange rate for the settlement of certain grains, between others (“Corn Dollar”). The result generated by these sales as a differential between the sale value and the valuation reflected in the financial statements as of June 30, 2023 was approximately ARS 1,000 million, which will be reflected in the first quarter of the next fiscal year.

Repurchase of Own Shares - IRSA

On August 7, 2023, the Company reported that as of August 4, 2023, the Company proceeded with the repurchase of common shares, and a total of 4,608,962 common shares were repurchased, representing approximately 37.92% of the approved program.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of Quality Investment S.A.

On August 31, 2023, IRSA sold and transferred 100% of its participation in Quality Invest S.A. representing of 50% of the share capital. The amount of the transaction amounted to USD 22.9 million, of which USD 21.5 million has been collected together with the transfer of the shares and the balance of USD 1.4 million will be collected after 3 years, accruing an interest of 7% per year.

General Ordinary Shareholders’ Meeting - IRSA

On September 5, 2023, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 5, 2023, to address, among other topics, the following:

-

-Allocation of net income for the fiscal year ended June 30, 2023 for ARS 57,350.9 million, as follows: (i) to the legal reserve for ARS 2,867.5 million, in accordance with the laws in force; (ii) the balance of ARS 54,483.3 million to the distribution of a dividend to the shareholders in proportion to their shareholding interests for up to ARS 64,000 million payable in cash and/or in kind, to which effect it is proposed to reverse the reserve for distribution of future dividends for up to ARS 8,984.9 million and the special reserve for up to ARS 531.8 million to complete the proposed dividend distribution amount.

-	Consideration of the distribution of up to 13,928,410 own shares to the shareholders in proportion to their holdings pursuant to the provisions of section 67 of Law No. 26,831.

-

Consideration of approval of extension of Global Note Program for the issuance of simple, non-convertible, unconditional notes, secured or unsecured, to be paid in cash and/or in kind for a maximum outstanding amount of up to USD 750 million or its equivalent in other currencies or value units, as approved by the shareholders’ meeting dated March 20, 2019 (the “Program”) for a term of five years or such longer term as permitted by the applicable laws.

-

Consideration of (i) delegation to the board of directors of the broadest powers to implement the extension of the Program and to determine all the Program’s terms and conditions not expressly approved by the shareholders’ meeting as well as the time, the increase or decrease of the amount, term, placement method and further terms and conditions of the various series and/or tranches of notes issued thereunder; (ii) authorization for the board of directors to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the extension of the Program and/or the implementation of the increase or decrease of its amount and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes; and (d) carry out any proceedings, actions, filings and/or applications related to the extension of the Program and/or the increase and/or decrease of its amount and/or the issuance of the various series and/or tranches of notes under the Program; and (iii) authorization for the board of directors to sub-delegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting approved the topics addressed by the Board of directors.

General Ordinary Shareholders’ Meeting – CRESUD

On September 6, 2023, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 5, 2023, to address, among other topics, the following:

-

-Allocation of net income for the fiscal year ended June 30, 2023 for ARS 42,835.1 million, as follows: (i) to the legal reserve for ARS 2,141.8 million, in accordance with the laws in force; (ii) the balance of ARS 40,693.3 million to the distribution of a dividend to the shareholders in proportion to their shareholding interests payable (i) in cash for up to ARS 22,000 million and (ii) that is in shares issued by IRSA owned by the company and for up to an amount of 24,334,124 shares, to which effect it is proposed to reverse the special reserve for up to ARS 34,229.9 million to complete the proposed dividend distribution amount.

-	Consideration of the distribution of up to 5,791,355 own shares to the shareholders in proportion to their holdings pursuant to the provisions of section 67 of Law No. 26,831.

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting approved the topics addressed by the Board of directors.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Share repurchase program. Modification of Maximum Price - IRSA

On September 5, 2023, we inform that our Board of Directors, by virtue of the powers granted at the meeting of the Board held on June 15, 2023, in connection with the creation of the share repurchase program for up to ARS 5,000,000,000 (five billion pesos) pursuant to the terms of Section 64 of Law 26,831 and the Rules of the CNV, had resolved to modify the acquisition price of the Company’s own shares establishing a maximum value of USD 9.0 (nine U.S. dollars) per GDS and up to a maximum value in Pesos of ARS 720 (seven hundred and twenty pesos) per share, maintaining the remaining terms and conditions duly communicated.

Share repurchase program. Modification of Maximum Price - CRESUD

On September 6, 2023, we inform that on this date, the Board of Directors of the Company, by virtue of the powers granted at the meeting of the Board held on November 11, 2022, in connection with the creation of the share repurchase program for up to ARS 4,000,000,000 (four thousand million pesos) pursuant to the terms of Section 64 of Law 26. 831 and the Rules of the CNV, has resolved to modify the acquisition price of the Company's own shares establishing a maximum value of USD 9.0 (nine US dollars) per ADS and up to a maximum value in pesos of ARS 720 (seven hundred and twenty pesos) per share, maintaining the remaining terms and conditions duly communicated.

Change in the total amount of shares and its nominal value - IRSA

On September 13, 2023, we announced that our shareholders’ meeting held on April 27, 2023, approved: (i) an increase in the capital stock in the amount of ARS 6,552.4 million, through the partial capitalization of the Issue Premium account, resulting in the issuance of 6,552,405,000 common shares, with a par value of ARS 1 (one peso) and with the right to one vote per share; and (ii) changing the nominal value of the ordinary shares from ARS 1 to ARS 10 each and entitled to one (1) vote per share.

Having obtained the authorizations from the Comisión Nacional de Valores (the Argentine National Securities Commission) and from the Buenos Aires Stock Exchange, the Company informs all shareholders who have such quality as of September 19, 2023, according to the registry maintained by Caja de Valores S.A., that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the amount of 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with nominal value of ARS 1 shall be exchanged for 0.907804514 new shares with nominal value ARS 10. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation.

Also, regarding the GDS holders, we instruct the GDS Depositary to process the reverse split, at the same rate as mentioned above for the ADR program, effective October 3, 2023.

Regarding the shareholders who, because of the entry in the Scriptural Registry, have fractions of common shares with a nominal value of ARS 10 and one vote per share, they were settled in cash in accordance with the listing regulations of Bolsas y Mercados Argentinos. Regarding the shareholders who, due to the exchange of shares did not reach at least one share with a nominal value of ARS 10, the necessary amount was be assigned to them until the nominal value of ARS 10 is completed.

The Company share capital after de indicated operations will amount to ARS 7,364 million represented by 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share.

   Likewise, the Buenos Aires Stock Exchange has been requested to change the modality of the negotiation of the shares representing the share capital. Specifically, the negotiation price will be registered per share instead of being negotiated by Argentine peso (ARS) of nominal value, given that the change in nominal value, and the issuance of shares resulting from the capitalization, would produce a substantial downward effect on the share price.

This capitalization and change in the nominal value of the shares do not modify the economic values of the holdings or the percentage of participation in the share capital.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Warrants - Modification on Ratio and Price - IRSA

On September 14, 2023, we reported that as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an amendment to section seven of its bylaws, changing the nominal value of the ordinary shares from one peso (ARS 1) to ten pesos (ARS 10) each and entitled to one (1) vote per share, which was informed in September 13, 2023, where the outstanding shares will change from 811,137,457 common shares, with a nominal value of ARS 1 each and one vote per share, to the amount of 736,354,245 common shares with a nominal value of ARS 10 each and one vote per share, as it was approved by the shareholders meeting held on April 27, 2023. The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant:

•	Ratio previous to the adjustment: 1.1719 (Nominal Value ARS 1);

•	Ratio after the adjustment (current): 1.0639 (Nominal Value ARS 10).

Warrant exercise price per new share to be issued:

 The other terms and conditions of the warrants remain the same.

Exercise of Warrants - IRSA

On September 29, 2023, we informed that between September 17 and 25, 2023, certain warrants holders have exercised their right to acquire additional shares. Therefore, a total of 63,039 ordinary shares of the Company will be registered, with a face value of ARS 10. As a result of the exercise, USD 27,247 were collected by the Company. Amounts in USD are expressed in integers.

After the exercise of these warrants, the number of shares of the Company increased from 736,354,245 to 736,421,306 with a face value of ARS 10, the stock capital increases from 7,363,542,450 to 7,364,213,060, and the new number of outstanding warrants decreased from 79,709,301 to 79,646,262.

Sale of fraction of farm "Los Pozos"

On October 5, 2023, a transfer of ownership deed was signed for the sale of a fraction of the farmland “Los Pozos” located in the province of Salta, with a total area of 4,262 hectares. The total price was USD 2.3, of which USD 1.4 remains to be received, which will be paid in two installments, the last of which is dated September 23, 2025, with a mortgage guarantee for said balance.

