Form 20-F
period 2024-06-30
CRESUD INC
filed 2024-10-23
CIK 1034957

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 596,355,320.

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

Please send copies of notices and communications from the

Securities and Exchange Commission to:

Carolina Zang	Juan M. Naveira
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537, 18th Floor C1005AAK City of Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017 United States of America

GLOSSARY

Glossary of certain terms used in this Annual Report

Unless the context indicates otherwise, the following terms have the meanings shown below:

•	“ADR”: American Depositary Receipt which represent the ADSs;
•	“ADS” or “ADSs”: American Depositary Shares each representing 10 shares of our common stock issued pursuant to the deposit agreement, dated as of March 18, 1997 (the “Deposit Agreement”), between us and the ADS Depositary;
•	“ADS Depositary”: The Bank of New York;
•	“AFIP”: Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos);
•	“Agrofy”: Agrofy S.A.U.;
•	“AMAUTA”: Amauta Agro S.A.;
•	“ANSES”: National Social Security Agency (Administración Nacional de la Seguridad Social);
•	“Annual Report”: this annual report;
•	“ARS, Pesos or Peso”: Argentine Pesos;
•	“Anti-Money Laundering Law”: Law No. 25,246, subsequently amended by, among others, Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734 and Decree No. 27/2018;
•	“Argentine Government”: Federal government of Argentina;
•	“Audited Consolidated Financial Statements”: audited Consolidated Financial Statements as of June 30, 2024 and 2022 and for the years ended June 30, 2024, 2023 and 2022, and the notes thereto;
•	“BACS”: Banco de Crédito y Securitización S.A.;
•	“Banco Hipotecario”: Banco Hipotecario S.A.;
•	“BASE”: Buenos Aires Stock Exchange;
•	“Board of Directors”: the board of directors of CRESUD;
•	“ByMA”: Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A.);
•	“CABA”: Autonomus City of Buenos Aires (Ciudad Autónoma de Buenos Aires);
•	“Caja de Valores”: depositary authorized to act in accordance with the Capital Markets Law (Caja de Valores S.A.);
•	“CCI”: Consumer Confidence Index;
•	“Central Bank”: The Argentine Central Bank (Banco Central de la República Argentina);
•	“CML”: Capital Markets Law No. 26,831, as amended by, among others, Law 27,440;
•	“CNDC”: National Competition Authority (Comisión Nacional de Defensa de la Competencia);
•	“CNV”: The Argentine National Securities Commission (Comisión Nacional de Valores);
•	“CNV Rules”: the rules issued by the CNV;
•	“CODM”: Chief Operating Decision Maker;
•	“Consumer Protection Law”: Argentine Law No. 24,240;
•	“Corporate Criminal Liability Law”: Corporate Criminal Liability Law No. 27,401;
•	“Covid-19”: the coronavirus, pneumonia originating in Wuhan, China;
•	“COPREC”: Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo);
•	“COSO Report”: the Committee of Sponsoring Organizations of the Treadway Commission;
•	“CPI”: Consumer Price Index;
•	“CPF”: Collective Promotion Fund;
•	“CRESUD” or “Company”: Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria;
•	“CSJN”: Supreme Court (Corte Suprema de Justicia de la Nación);
•	“CVCU”: Consultores Venture Capital Uruguay S.A.;
•	“Dolphin B.V”: Dolphin Netherlands B.V.;
•	“EMAE”: Monthly estimate of economic activity;
•	“EOH”: Hotel Vacancy Survey (Encuesta de Ocupación Hotelera);
•	“EU”: European Union;
•	“Exchange Act”: United States Securities Exchange Act of 1934, as amended;
•	“Executive Plan”: incentive plan for the Company’s executive officers;

i

•	“FCPA”: U.S. Foreign Corrupt Practices Act of 1977;
•	“FPC”: Building administration expenses and collective promotion funds (Fondo de Promoción Colectiva);
•	“FyO”: Futuros y Opciones.Com S.A.;
•	“GCBA”: Government of the Autonomous City of Buenos Aires (Gobierno de la Ciudad de Buenos Aires);
•	“GCDI”: GCDI S.A.;
•	“GDP”: Gross Domestic Product;
•	“GDSs”: Global Depositary Shares each representing 10 shares of IRSA’s common stock, issued pursuant to the deposit agreement, dated as of as of May 24, 1994, as amended and restated as of December 12, 1994, as amended and restated as of November 15, 2000, between IRSA and the GDS Depositary;
•	“GDS Depositary”: The Bank of New York;
•	“GLA”: Gross Leasable Area;
•	“IAS 29”: Financial Reporting in Hyperinflationary Economies;
•	“IASB”: International Accounting Standards Board;
•	“ICSID”: International Centre for Settlement of Investment;
•	“IFRS Accounting Standards”: International Financial Reporting Standards Accounting Standards;
•	“IGJ”: Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia);
•	“ILPA Plan”: Long-Term Share-Based Incentive Plan;
•	“IMF”: International Money Fund;
•	“Income Tax Law”: Law No. 20,628, as amended;
•	“INCRA”: Brazilian Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária);
•	“INDEC”: National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos);
•	“Investment Company Act”: Investment Company Act of 1940, as amended;
•	“IPC”: Consumer Price Index (Índice de Precios al Consumidor);
•	“IRS”: Internal Revenue Service;
•	“IRSA”: IRSA Inversiones y Representaciones S.A.;
•	“IRSA CP”: IRSA Propiedades Comerciales S.A.;
•	“kg” or “kgs”: Argentina standard measure of weight, a kilogram is equal to approximately 2.2 pounds;
•	“KPIs”: key performance indicators;
•	“LGS”: Argentine General Corporation Law No. 19,550 (Ley General de Sociedades);
•	“MAE”: Mercado Abierto Electrónico S.A.;
•	“MERCOSUR”: Common Market of the South;
•	“MULC”: Foreign Exchange Market (Mercado Único y Libre de Cambios);
•	“m2, or “sqm”: Standard measure of area in the real estate market in Argentina is the square meters;
•	“NASDAQ”: National Market of the Nasdaq Stock Market;
•	“NIS”: Israel Currency;
•	“NYSE”: New York Stock Exchange;
•	“Official Gazette”: Official Gazette of Argentina (Boletín Oficial de la República Argentina);
•	“Paris Club 2014 Settlement Agreement”: settlement agreement between Argentina and Paris Club members dated May 29, 2014;
•	“PEN”: Argentine Executive Branch (Poder Ejecutivo Nacional);
•	“PFIC”: Passive Foreign Investment Company;
•	“Real,” “Reais,” “Rs.” or “BRL”: Brazilian Real, the legal currency Brazil;
•	“Real Estate Registry”: Argentine Real Estate Property Registry (Registro de la Propiedad Inmueble);
•	“RWS”: Responsible Wool Standard;
•	“SAF Agreement”: Agreement executed between the IMF and Argentina on January 28, 2022.
•	“SEC”: United States Securities and Exchange Commission;
•	“Securities Act”: U.S. Securities Act of 1933, as amended;
•	“SENASA”: Servicio Nacional de Sanidad y Calidad Agroalimentaria;
•	“RTRS”: Round Table on Responsible Soy;

ii

•	“TAP”: Tax on Personal Assets;
•	“tons” or “Tns”: Argentina standard measure of weight, a metric ton is equal to 1,000 kilograms;
•	“UIF”: Financial Information Unit (Unidad de Información Financiera);
•	“U.S.”: United States of America;
•	“USD and/or U.S. dollars”: U.S. currency;
•	“VAM”: Vista al Muelle S.A.
•	“VAT”: Value Added Tax;
•	“WEO”: World Economic Outlook, prepared by IMF;
•	“YPF”: Yacimientos Petrolíferos Fiscales S.A.;
•	“2BSvs”: Biomass Biofuels Sustainability voluntary scheme.

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

We have based these forward-looking statements on our current beliefs, expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our forward-looking statements include, among others, the following:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Brazil, Latin America, and other developed and/or emerging markets;

•	the policies of the new administration in Argentina, including the ability of the new administration to foster economic growth, implement business friendly policies and facilitate access to foreign capital by Argentine companies;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina, Brazil and Latin America including volatility in domestic and international financial markets;

•	inflation and interest rates;

•	fluctuations and decreases in exchange rates relative to the Peso, Brazilian real, and U.S. dollar against other currencies, as well as fluctuations in prevailing interest rates in Argentina;

•	increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•	current and future regulation and changes in law or in the interpretation by courts;

•	price fluctuations in the agricultural market;

•	political, civil and armed conflicts;

•	risks related to climate change;

•	impact of the spread and variants of infectious diseases, including the Covid-19, on our business;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations in the aggregate principal amount of Argentine and Brazilian public debt outstanding and default on Argentina’s of sovereign debt;

iii

•	the impact on the negotiation with the IMF and the restructuring of Argentina’s sovereign debt with the IMF and the Paris Club;

•	governmental intervention in the private sector and in the economy;

•	restrictions on transfer of foreign currencies and other exchange controls;

•	increased competition in the shopping mall sector, office or other commercial properties and related industries;

•	our ability to retain key members of our senior management, and our relationship with our employees;

•	potential loss of significant tenants at our shopping malls, offices or other commercial properties;

•	our ability to take advantage of opportunities in the real estate market on a timely basis;

•	restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

•	our ability to meet our debt obligations;

•	shifts in consumer purchasing habits and trends;

•	technological changes and our potential inability to implement new technologies;

•	threats of cybersecurity breaches;

•	deterioration of regional, national or global businesses and economic conditions;

•	the integration of any acquisitions and the failure to realize expected synergies;

•	an increase and/or creation of taxes;

•	changes in current regulations related to urban and commercial leases;

•	incidents of government corruption that adversely impact the development of our real estate projects;

•	fluctuation in market prices for our agriculture products could adversely affect our financial condition and result of operations;

•	pest infestations and diseases may have an adverse impact on our crop yields and cattle production;

•	our business is seasonal, and our revenues may fluctuate significantly depending on the growing cycle;

•	the creation of export taxes may have an adverse impact on our sales and results of operations; and

•	the risk factors discussed under “Risk Factors”.

Forward-looking statements refer only to the date of this Annual Report, and neither we undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise. Additional factors or events affecting our business may emerge from time to time, and we cannot predict all of these factors or events, nor can we assess the future.

iv

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

Financial Statements

We prepare and maintain our financial books and records in Pesos (as defined below in section “—Currency”) and in accordance with IFRS Accounting Standards, as issued by the IASB and the CNV Rules. Our fiscal year begins on July 1 of each year and ends on June 30 of each year thereafter.

Our audited Consolidated Financial Statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022, and the notes thereto (our “Audited Consolidated Financial Statements”) are set forth on pages F-1 through F-109 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on October 22, 2024 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

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

Currency

Unless otherwise specified or the context otherwise requires, references in this Annual Report to “Peso,” “Pesos”, “peso” or “ARS” are to Argentine pesos, references to “U.S. dollars,” “dollars” or “USD” are to United States dollars and references to “Real,” “Reais,” “Rs.” or “BRL” are to Brazilian Real, the legal currency Brazil.

vi

We have translated some of the Peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise required, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 912.00 per USD 1.00 as of June 30, 2024. The average seller exchange rate for fiscal year 2024, quoted by Banco de la Nación Argentina was ARS 614.03. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 984.50 per USD 1.00 as of October 18, 2024. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—A1. Local Exchange Market and Exchange Rates” and “Risk Factors—Risks relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.”

Certain Measurements

In Argentina, the standard measure of area in the real estate market is the square meters (“m2”, or “sqm”), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this Annual Report (e.g., GLA), and size of undeveloped land) are expressed in terms of sqm. One sqm is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 sqm and to approximately 2.47 acres.

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

vii

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

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum (1) (2)	Minimum (1) (3)	Average (1) (4)	At closing (1)
Fiscal year ended:
June 30, 2022	125.13	95.66	105.27	125.13
June 30, 2023	256.50	125.35	179.71	256.50
June 30, 2024	910.50	257.70	613.03	910.50
Month ended:
July 31, 2024	931.00	912.50	922.14	930.50
August 31, 2024	952.00	931.50	941.30	952.00
September 30, 2024	969.00	951.50	960.31	969.00
October, 2024 (through October 18, 2024)..	983.00	969.50	975.69	983.00

________________

Source: Banco de la Nación Argentina

(1)	Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2)	The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)	The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)	Average exchange rates at the end of the month.

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

D. Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this Annual Report for a more thorough description of these and other risks:

Risks Relating to Argentina, Brazil and other Countries Where We Operate

•	We depend on macroeconomic and political conditions in Argentina.

•	Economic and political developments in Argentina, and future policies of the new Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities.

•	Certain measures that may be taken by the new Argentine Government, or changes in policies, laws and regulations, may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.

•	Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

•	High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

•	Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

•	Fluctuations in the value of the Peso could adversely affect the Argentine economy as well as our financial condition and results of operations.

•	The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities.

•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, together with Brazilian political and economic conditions, may adversely affect us.

Risks Relating to Our Agricultural Business

•	Fluctuation in market prices for our agriculture products could adversely affect our financial condition and results of operations.

•	Worldwide competition in the markets for our products could adversely affect our business and results of operations.

•	Unpredictable weather conditions, pest infestations and diseases may have an adverse impact on our crop yields and cattle production.

•	We may be exposed to significant losses due to volatile crop prices since a significant portion of our production is not hedged, and exposed to crop price risk.

•	Our business is seasonal, and our revenues may fluctuate significantly depending on the growing cycle.

•	A substantial portion of our assets is farmland, an asset that is highly illiquid.

•	Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

Risks Relating to IRSA’s Business in Argentina

•	IRSA is subject to risks inherent to the operation of shopping malls that may affect our profitability.

•	IRSA’s performance is subject to the risks associated with its properties and with the real estate industry.

•	IRSA could be adversely affected by decreases in the value of its investments.

•	IRSA’s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

•	IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on its results of operations and financial condition.

•	The loss of tenants could adversely affect IRSA’s operating revenue and value of its properties.

•	IRSA may face risks associated with acquisitions of properties, IRSA’s future acquisitions may not be profitable and the properties IRSA acquires may be subject to unknown liabilities.

Risks Relating to IRSA’s Investment in Banco Hipotecario

•	The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

•	The asset quality of financial institutions is exposed to the non-financial public sector’s and Central Bank’s indebtedness.

•	Banco Hipotecario could suffer losses in its investment portfolios due to volatility in the capital markets and in the exchange rate, which could significantly affect Banco Hipotecario's financial condition and results of operations.

•	Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

Risks Relating to our ADSs and Common Shares

•	Shares eligible for sale could adversely affect the price of our common shares and ADSs.

•	If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

•	We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

•	Investors may not be able to effect service of process within the United States, limiting their recovery of any foreign judgment.

•	Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

•	Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the ADSs.

•	Our warrants are exercisable under limited circumstances and will expire.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative GDP growth, high inflation levels, and currency devaluation. Argentina’s sustainable economic growth depends on a variety of factors, such as international demand for Argentine exports, the stability and competitiveness of the peso against foreign currencies, consumer and foreign and domestic investor confidence, a stable inflation rate, national employment levels, and the circumstances of Argentina’s regional trade partners.

According to the World Bank, the Argentine economy decreased by 1.6% in 2023, due to persistent macroeconomic imbalances and a severe droughts that caused a 26.0% decrease in agricultural production. The World Bank estimated that Argentina’s real GDP will decrease by 2.8% in 2024 due to the measures announced by the Argentine Government, which include the realignment of relative prices and the elimination of fiscal and external imbalances. During 2024, public spending and inflation rates in Argentine have decreased, however, inflation remained high. The World Bank also estimated that the Argentine economy will grow by 5.0% in 2025, mainly as a result of improved weather conditions, investments in the energy sector, and the recovery of agricultural production. However, these estimates may not be met.

The Argentine economy remains vulnerable and unstable, given that investment as a percentage of GDP remains low to sustain the growth rate of recent decades, the supply of energy or natural gas may not be sufficient to meet the increase in industrial activity (thus limiting industrial development) and consumption, and unemployment and informal employment remain high. According to a Morgan Stanley Capital International (“MSCI”) release of June 2021, Argentina was considered an emerging market until June 2021, when it was classified as a “standalone market”. Standalone markets are considered to present additional risks such as government restrictions that may limit investments and risks associated with political developments. In addition, protests or strikes may negatively affect the stability of the political, social, and economic environment and could negatively impact global financial market confidence in the Argentine economy.

On November 19, 2023, a presidential runoff election took place in Argentina between Javier Milei, candidate of “La Libertad Avanza”, and Sergio Massa, candidate of “Union por la Patria”, with Javier Milei being elected President of Argentina with 55.69% of the votes. Following the 2023 elections, La Libertad Avanza has 7 of the 72 representatives in the Senate and 41 of the 257 representatives in the Chamber of Deputies.

The new Argentine administration faces significant macroeconomic challenges, such as reducing the inflation rate, achieving commercial and fiscal surpluses, accumulating reserves, supporting the peso, eliminating exchange controls, refinancing debt owed to private creditors, and improving the competitiveness of the Argentine economy. Since the new Argentine administration took office, a large number of measures aimed at deregulating the Argentine economy and limiting government intervention in the private sector have been implemented, including the suspension of public work tenders and reduction in energy and transport subsidies, and it is expected that further measures will be adopted in the future. However, several of these measures are being challenged in Congress and submitted to judicial proceedings.

The Argentine economy may be affected if political and social pressures inhibit the Argentine Government’s implementation of policies designed to control inflation, generate growth, and improve consumer and investor confidence, or if the policies implemented by the Argentine Government to achieve these goals are unsuccessful. These developments could materially affect our financial condition and the results of our operations.

We cannot assure you that a decline in economic growth or political conditions in Argentina will not adversely affect our business, financial condition or results of operation and cause the market value of our ADSs and our common shares to decline.

Economic and political developments in Argentina, and future policies of the new Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities.

The Argentine Government has historically exercised significant influence over the economy, and our Company has operated in a highly regulated environment. In recent history, the Argentine Government has directly intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls, and exchange controls.

In times of economic, social, or political crisis, companies operating in Argentina may face the risk of strikes, expropriations, nationalizations, mandatory amendment of existing contracts, and changes in taxation policies, including tax increases and retroactive tax claims. Since we operate in a context in which the governing law and applicable regulations change frequently, in part as the result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes

The success of these measures, or other measures that the Argentine Government and/or the Central Bank may implement in the future, are subject to uncertainty and any further depreciation of the Argentine Peso, further inflation, or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict the effectiveness of these measures. We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect our businesses. Furthermore,

Additionally, there is no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any restrictions on transferring funds abroad imposed by the Argentine Government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency.

For more information, please see “Item 10. Additional Information – D. Exchange Controls”.

We cannot affirm that the Argentine economic, regulatory, social and political framework or the policies or measures that the Argentine Government adopts or may adopt, will not adversely affect the market value of our ADSs, our business, financial condition and/or results of operation.

Certain measures that may be taken by the new Argentine Government, or changes in policies, laws and regulations, may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.

The Argentine Government has exercised substantial control over the economy, including through the regulation of market conditions and prices.

On December 27, 2023, the new Argentine Government sent to Congress a bill named “Bases y Puntos de Partida para La Libertad de los Argentinos,” (the “Omnibus Law”). The Omnibus Law is an extensive bill that includes liberal economic measures and a strong fiscal adjustment, and aims to deregulate the Argentine economy, modernize the government organizational chart  by reducing ministries and structures of the Argentine Government, ease labor laws, and privatize state-owned companies.

In February 2024, the Argentine Government withdrew the first bill of the Omnibus Law from the Argentine Congress. As a result, work began on a new Omnibus Law bill, along with a tax reform. In order to secure the approval of both the Omnibus Law and the tax reform, the Argentine Government made numerous changes to the bill. Unlike the first bill, the second bill of the Omnibus Law was reduced from over 500 sections to 232. In April 2024, the Argentine Government sent a new bill of the Omnibus Law and the tax reform bill to the Argentine Congress. In June 2024, these bills were approved by the Argentine Congress and the Senate after several discussions. We cannot predict how the Omnibus Law and the tax reform will affect our business and the results of our operations. For more information regarding the Omnibus Law and the tax reform please see “Item. 10 – Additional Information – D. Exchange Control – Law No. 27,742 – “Ley De Bases y Puntos de Partida para la Libertad de los Argentinos or Omnibus Law” and “Law No. 27,743 – Medidas Fiscales Paliativas y Relevantes.”

On December 21, 2023, the new Argentine Government issued Emergency Decree No. 70/2023, named “Bases para la Reconstrucción de la Economía Argentina.” The Decree No. 70/2023 declared a public emergency in economic, financial, fiscal, administrative, pension, tariff, health, and social matters until December 31, 2025, among other matters. As of the date of this Annual Report, this decree remains under congressional and judicial review, although it became effective on December 29, 2023. If this the Decree No. 70/2023 is repealed, it will cease to be valid, without prejudice to rights acquired during its validity, in accordance with Law No. 26,122.

In addition, the new Argentine Government announced that it intends to dollarize the Argentine economy. Historically, the Argentine Government’s actions regarding the economy, including decisions on interest rates, taxes, price controls, wage increases, greater worker benefits, exchange controls, and potential changes in the foreign exchange market, have had a substantial adverse effect on Argentina’s economy. The measures implemented by the new Argentine Government could have a negative impact on the Argentine economy, which could negatively affect our financial condition or our operating results.

Private economists broadly agree that the direct involvement by the Argentine government in the economy, including through expropriations, price controls, exchange controls, and other measures, have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to international capital markets, and Argentina’s commercial and diplomatic relations with other countries. If the level of the Argentine Government intervention in the economy continues or increases, the Argentine economy, and in turn our business, results of operations and financial condition could be adversely affected.

Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

Historically, inflation has significantly affected the Argentine economy and the Argentine Government’s ability to foster conditions for stable growth. High inflation rate could also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition and results of operations.

Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy, and food prices, among other factors. The accumulated CPI variation was 211.4% in 2023, 94.8% in 2022, and 50.9% in 2021 (as of December 31 of each year). Additionally, CPI figures were reported as 20.6%, 13.2%, 11.0%, 8.8%, 4.2%, 4.6%, 4.0% and 4.2% for January, February, March, April, May, June, July and August 2024, respectively. As of September 30, 2024, inflation was recorded at 3.5%, bringing the cumulative inflation for the year 2024 to 101.6%, and the year-over-year inflation rate was 209.0%.

On October 4, 2024, the Central Bank published its market expectations survey, which reported an estimated inflation rate of 3.4% for October 2024 and an inflation rate of 123.6% for 2024. After Javier Milei assumed the presidency, the Argentine peso was devaluated by approximately 50%, with the exchange rate increasing from approximately ARS 400 per USD 1 to approximately ARS 800 per USD 1. This was immediately reflected in prices, with the inflation rate in December 2023 reaching 25.5%. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

A high inflation rate or a hyperinflationary process affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit for companies. Additionally, a portion of Argentina’s debt remains tied to the CER, a currency index, that is strongly correlated with inflation. Therefore, any significant increase in inflation would drive an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. A continuing inflationary environment could undermine our results of operation, adversely affect our ability to finance the working capital needs of our businesses on favorable terms and our results of operation and cause the market value of our ADSs and our common shares to decline.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine Government to maintain inflation control and the potential impact of such policies. We cannot assure that inflation rates will not increase in the future or that the measures taken or to be taken by the Argentine Government to control inflation will be effective or successful in the long term. High inflation rates continue to pose a challenge for Argentina.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

Argentine administrations prior to the current Argentine administration significantly increased public spending. Argentina recorded primary deficits of 3%, 2.4%, and 2.9% of GDP in 2021, 2022, and 2023, respectively. The primary fiscal deficit amounted to ARS 1,991,316.1 million in December 2023 (equivalent to 1.05% of GDP), resulting in a total primary deficit of ARS 5,483,305.3 million for the year 2023.

The current administration has indicated its intention to reduce the fiscal deficit by reducing public spending. Measures taken to achieve this include (i) devaluing the Argentine peso by 50% against the U.S. dollar; (ii) suspending public works; (iii) reducing subsidies for energy and transportation services; (iv) halting official advertising; and (v) reducing the number of ministries and secretariats. In January 2024, a financial surplus of ARS 518,408 million was recorded, followed by surpluses of ARS 338,112 million in February 2024, ARS 276,638 million in March 2024, ARS 17,409 million in April 2024, ARS 1,183,571 million in May 2024 and ARS 238,189 million in June 2024, a deficit of ARS 600,957 million in July 2024, a surplus of ARS 3,531 million in August 2024 and ARS 466,631 million in September 2024. As a result, the Argentine public sector recorded six consecutive months of financial surpluses for the first time since 2008, accumulating a year-to-date surplus after interest equivalent to approximately 0.4% of GDP with a primary surplus of approximately 1.7% of GDP, for the nine month period ended September 30, 2024.

The Argentine Government’s inability to access capital markets to finance its deficit or reliance on other sources of financing may negatively impact the economy and could also limit access to capital markets for Argentine companies, which could adversely affect our business, financial condition, and results of operations.

Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operation, financial condition, the value of our securities, and our ability to meet our financial obligations. Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt in exchange offers in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges, but a number of bondholders held out from the exchange offers and pursued legal actions against Argentina. The Argentine Government settled several agreements with the defaulted bondholders, ending more than 15 years of litigation. In addition, in August 2020, the Argentine Government successfully negotiated the debt restructuring of Argentine bonds representing approximately USD 65 billion owed to several bondholders.

On January 28, 2022, Argentina signed an agreement with the IMF (the “SAF Agreement”) to refinance indebtedness for more than USD 40 billion, which Argentina originally incurred with the IMF in 2018. Argentina and the IMF agreed on certain measures related to the reduction of public spending. The SAF Agreement was approved by the Argentine Congress and by the Board of the IMF. Among other points, an economic and monetary policy was established, where the IMF will be the co-director, carrying out quarterly audits on Argentina’s finances and economic development. On September 19, 2022, IMF staff and the Argentine authorities reached an agreement on an updated macroeconomic framework and associated policies needed to complete the second review under the SAF Agreement. On December 22, 2022 the Board of the IMF concluded the third review of the SAF Agreement, which allowed an immediate disbursement of approximately USD 6 billion.  On March 13, 2023, the IMF approved the fourth revision of the SAF Agreement and authorized the disbursement of approximately USD 5.3 billion. On August 23, 2023, the IMF approved the fifth and sixth revisions to the SAF Agreement, resulting in a new disbursement of USD 7.5 million. On October 31, 2023, the Argentine Government made payments of approximately USD 2.6 billion to the IMF corresponding to the maturities set forth by the SAF Agreement for October 2023. After these payments, the Central Bank’s reserves were USD 21.8 billion. In December 2023, a USD 960 million bridge loan was approved between Argentina and the Development Bank of Latin America and the Caribbean to allow Argentina to continue implementing SAF Agreement. In February 2024 and June 2024, the IMF completed the seventh and eighth review of the SAF Agreement, which resulted in a disbursement of approximately USD 4.7 billion and USD 800 million in favor of Argentina, respectively. As of the date of this Annual Report, Argentina has achieved the targets under the SAF Agreement for the first quarter of 2024. The ninth review under the SAF Agreement is ongoing which could result in a new disbursement for Argentina.

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021 the USD 2,100 million payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). On April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, mainly seeking an extension of the maturity dates and a significant reduction in the interest rate. On June 22, 2021, Argentina’s Minister of Economy announced that the Argentine Government obtained a “time bridge” within the framework of the Paris Club negotiations, consequently avoiding default. Pursuant to such agreements, Argentina should have reached a restructuring agreement with the Paris Club members by March 31, 2022. However, on March 31, 2022, such agreement was extended until July 31, 2022 and, on May 31, 2022, it was further extended until September 30, 2024.On October 28, 2022, the Minister of Economy announced a new agreement with the Paris Club. The agreement is an addendum to the Paris Club 2014 Settlement Agreement and recognizes a principal amount of USD 1,971 million, extending a repayment period of thirteen semi-annual installments, starting in December 2022 and to be finally cancelled in September 2028. Pursuant to this new agreement, the interest rate was improved from 9% to 3.9% in the first three installments, with a gradual increase to 4.5%. The payment profile implies an average semi-annual payment of USD 170 million (principal and interest included). During 2024, Argentina will repay 40% of the principal due.

In 2009, Argentina signed a swap agreement with China (the “Swap”) for CNY 70 billion (approximately USD 9.9 billion), pursuant to which the Central Bank provides pesos to the People’s Bank of China (the “PBOC”), and the PBOC provides yuan to the Central Bank. In June 2024, the Argentine Government reached an agreement with the People’s Republic of China to refinance the Swap, pursuant to which the Central Bank certain maturity dates were extended to 2025 and 2026. The Swap is expected to reach its final maturity in mid-2026.

We cannot predict how these agreements and the policies developed based on them will impact Argentina’s ability to access international capital markets (and indirectly in our ability to access such markets), in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses.

Fluctuations in the value of the Peso could adversely affect the Argentine economy as well as our financial condition and results of operations.

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. dollar, or how such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the Central Bank, which have also shown significant fluctuations in recent years. As of August 30, 2024, the international reserves of the Central Bank totaled USD 26,719 million. Additionally, as of the date of this Annual Report, the Argentine peso has depreciated by approximately 21.7% against the U.S. dollar during 2024.

We cannot assure that the official exchange rate will not fluctuate significantly in the future. Fluctuations in the value of the peso may also adversely affect the Argentine economy, as well as our products, our financial condition and results of operation. The devaluation of the Argentine Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.

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

Additionally, as a result of deepened currency controls, there is a difference between the official exchange rate in Argentina (which is currently used for both commercial and financial transactions) and other informal exchange rates that emerged due to certain commonly performed operations in the foreign exchange market, leading to a gap of approximately 21% above the official exchange rate as of December 31, 2023, and approximately 18% above the official exchange rate as of October 18, 2024. Following the change in the Argentine Government, the official exchange rate has exceeded ARS 800, including an amount to which the current taxes, if applicable, must be added, thus exceeding the “MEP” dollar, “CCL” dollar, and “blue” dollar rates, thereby narrowing the gap between these exchange rates. In this regard, the Argentine Government may maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially altering the exchange rate at which we acquire foreign currency to service our foreign-currency-denominated liabilities.

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

In 2023, Argentina faced another severe drought, which resulted in losses of USD 20.0 billion. The negative impact of the 2018 and 2023 droughts has been exacerbated by the historically low levels of the Paraná river (Argentina’s main river) and numerous fire outbreaks across several Argentine provinces in 2022. These environmental factors have further affected the agricultural sector in Argentine.

In September 2023, the El Niño phenomenon affected the Argentine economy. El Niño typically increases the frequency and intensity of precipitation but also brings higher risks of flooding, river overflows, and severe storms. The impact of El Niño on Argentina remains unpredictable.

As of August 2024, due to the decrease in prices, Argentina lost approximately USD 1.55 billion in foreign exchange from soybean and corn complex exports compared to May 2024. On May 10, 2024, the FOB export price of soybeans and corn was USD 445 per ton and USD 206 per ton, respectively, and as of August 2024, the FOB export price of soybeans and corn was decreased to USD 43 per ton and USD 181.25 per ton, respectively. These decreases were driven by a global increase in soybean production, which increased from 395 million tons in 2023 to 428 million tons in 2024. The loss in foreign exchange could affect the Argentine Government’s objective to increase U.S. dollar inflows through the liquidation of agricultural exports and mostly of soybean which is Argentina’s main export commodity.

In addition, the conflict between Russia and Ukraine, the conflict between Israel and Hamas in the Gaza Strip and the conflict between Israel and Hezbollah have generated increases in the international prices of oil, gas, and commodities, including those produced by Argentina. A long-term decrease in the international price of oil would negatively impact the oil and gas prospects of Argentina and result in a decrease in foreign investment in these sectors.

A sustained decrease in the international price of the main commodities exported by Argentina, or any future climate event or condition may have an adverse effect in the agricultural sector and therefore in the revenues of the Argentine Government and its capacity to comply with the payments of its public debt, eventually generating recessive or inflationary pressures. In addition, such circumstances could have a negative impact on the Argentine Government’s tax revenues and on the availability of foreign currency. Any such developments may adversely affect Argentina’s economy and, as a result, our business, results of operations and financial condition.

The interruption of the publication of Argentine economic indexes or changes in their calculation methodologies could affect the projections made by the Company.

In 2014, the INDEC established a new consumer price index, the CPI, which reflects a broad measurement of consumer prices, considering price information from the 24 provinces of the country, divided into six regions. Faced with the credibility of the CPI, as well as other indices published by the INDEC, being called into question, the Argentine Government declared a state of administrative emergency for the national statistical system and the INDEC on January 8, 2016, based on the determination that INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, inflation, and foreign trade data, as well as poverty and unemployment rates. The INDEC temporarily suspended the publication of certain statistical data until the reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information. In 2017, the INDEC began publishing a National CPI, which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas, including each of Argentina's provinces.

As a result of changes to the GDP calculation methodology made by the INDEC, certain holders of Argentine bonds maturing in 2035 that were issued under English and Welsh law filed a lawsuit claiming damages caused by these changes. In April 2023, Judge Simon Picken of the High Court of Justice in London issued a ruling determining that the change in the GDP calculation methodology and its evolution caused losses to bond holders, ordering Argentina to pay damages and compensations in the amount of Euro 643 million and Euro 1,330 million, respectively. The Argentine Government has appealed this decision. However, in October 2024, the Supreme Court of the United Kingdom rejected the Argentine Government’s request for appeal. As a result, Argentina will have to pay Euro 1,330 million along with the applicable interests.

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

On September 1, 2019, through Emergency Decree No. 609/2019, and as a consequence of economic instability and uncertainty, the depreciation of the Argentine peso, and rising inflation rates, President Macri's administration and the Central Bank implemented a series of monetary and exchange control measures. These included restrictions on the accessibility of funds deposited in financial institutions and on the transfer of funds abroad without prior approval from the Central Bank. It was established that the proceeds from the export of goods and services must be brought into the country in foreign currency and/or traded on the foreign exchange market under conditions and within timeframes set by the Central Bank. Furthermore, access to the foreign exchange market for the purchase of foreign currency and precious metals and for transfers abroad was subject to prior approval of the Central Bank, based on objective guidelines in accordance with the conditions in force in the exchange market, and distinguishing the situation of human persons from that of legal entities.

The duration of these measures was extended, and additional restrictions were introduced through the enactment of Law No. 27,541 on Social Solidarity and Productive Reactivation, which includes a new tax on certain foreign currency purchases by Argentine individuals and legal entities. Increased volatility, appreciation or depreciation of the peso against the U.S. dollar, or a decrease in the Central Bank reserves due to exchange rate interventions, could adversely affect the Argentine economy, our ability to meet our obligations, and the value of our shares.

Certain restrictions in Argentina affect the ability of companies to access the MULC to purchase foreign currency for transferring funds abroad, servicing debt, making payments outside of Argentina, and other operations, requiring, in some cases, prior approval from the Central Bank. The current Argentine foreign exchange regulations set forth in the Central Bank’s Communication “A” 7953 and its amendments impose certain exchange controls, such as prior approval of the Central Bank, to the following: (i) dividend payments; (ii) access to the foreign exchange market for non-residents, except for specific exemptions; (iii) repatriation of direct investments; and (iv) the establishment of foreign assets, remittance of family assistance, and the formation of guarantees and operational payments related to derivative transactions for resident individuals.

On October 10, 2023, the CNV published General Resolution No. 981 in the Official Gazette, which temporarily prohibited the payment of dividends to the Company’s GDS holders as a result of restrictive measures applicable to access to the MULC. This regulation, by limiting the daily amount of operations, (i) prevented the implementation of the mechanism established in the deposit agreement with BONY to obtain the U.S. dollars necessary for the payment of dividends to GDS holders in their foreign accounts; (ii) hindered the implementation of the alternative procedure established in the deposit agreements; and (iii) created unequal treatment between local and foreign holders (since local shareholders received their dividends on the agreed date while GDS holders could not yet receive them due to the aforementioned regulation, and it was unclear when they would be able to do so).

After the Company filed a waiver request with the CNV, on November 30, 2023, the CNV issued General Resolution No. 984, which eased the regulations to allow the payment to be made abroad.

We cannot assure that in the future new regulations issued by the Central Bank and/or the CNV will not be implemented that would prevent us from making dividend payments to GDS holders in a timely manner.

In December and April 2023, the Central Bank imposed additional restrictions through Communication “A” 7914, which established the obligation to disclose the individuals or legal entities that exercise direct control over the party accessing the foreign exchange market and that form part of the same economic group, and Communication “A” 7746, which modifies the timeframes to access the MULC. These measures could adversely affect Argentina's global competitiveness, discourage foreign investment and loans from foreign investors, or increase the outflow of foreign capital, which could have an adverse effect on Argentina’s economic activity and could adversely affect our business and results of operations or impair our ability to pay dividends in U.S. dollars or prevent us from servicing our international debt.

We cannot predict how these restrictions and/or their removal may evolve, particularly regarding limitations on transferring funds abroad. Despite the gradual lifting of certain foreign exchange restrictions made by the new administration, the Argentine Government may impose new exchange controls or restrictions on capital transfers and adopt other policies that may limit or restrict our ability to access international capital markets, make payments of principal and interest and other additional amounts outside the country (including payments related to our notes), or import certain products or goods that we use as inputs.

The operating costs of the Company could increase as a result of the promotion or adoption of certain measures by the Argentine Government as well as pressure from union sectors.

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

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies, as well as allegations of corruption, have affected and continue to affect Argentina. Argentina ranked 98 of 180 in the Transparency International’s 2023 Corruption Perceptions Index.

As of the date of this Annual Report, there are several ongoing investigations into allegations of money laundering and corruption, which have negatively impacted the Argentine economy and political environment. Depending on the results of these investigations and how long it takes to finalize them, companies involved may be subject to, among other consequences, a decrease in their credit ratings, having claims filed against them by investors in their equity and debt securities, and may further experience restrictions on their access to financing through the capital markets, all of which will likely decrease their income. Additionally, if criminal cases against companies move forward, they may be restricted from rendering services or may face new restrictions due to their customers’ internal policies and procedures. These adverse effects could restrict these companies’ ability to conduct their operating activities and to fulfill their financial obligations.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Argentine Government has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption.

These measures include creating a special prosecutor’s office in charge of investigations involving national and provincial officials related to illicit enrichment and asset increases, plea bargains in exchange for cooperation with the judiciary in corruption investigations, greater access to public information, the seizure of assets from officials prosecuted for corruption, expanded powers for the Anti-Corruption Office, and the enactment of a new public ethics law, among others. We cannot guarantee that the implementation of these measures will be successful or that, once implemented, they will achieve the desired result.

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

The emergence and spread of a pandemic-level disease or threat to public health, such as Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations.

Global public health threats, such as Covid-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world, could adversely impact our operations, as well as the operations of our customers.

Additional strains of Covid-19, or an outbreak of another pandemic, disease, or similar public health threat, could have material adverse effects on global economic, financial, and business conditions, which could have an adverse impact in our business, financial condition, and results of operations.

If any of the aforementioned events or other epidemics were to occur again, or if there were an increase in the severity or duration of Covid-19 or other epidemics, it could have a material adverse effect on our business, results of operations, cash flows, and financial condition.

The Argentine economy is vulnerable to external shocks and political developments that could be caused by significant economic difficulties of Argentina’s trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, on our results of operation and financial condition.

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

In addition, the upcoming U.S. presidential elections may introduce significant uncertainties. Political transitions, including changes in leadership, may lead to shifts in regulatory and fiscal policies, trade agreements, and other economic factors. Additionally, the period leading up to and following the election may result in volatility in financial markets, currency fluctuations, and overall economic instability. Any substantial changes in U.S. foreign or domestic policies, including changes in trade agreements, tariffs, or international relations, may impact global economies, including the Argentine economy. While the outcome of the election remains uncertain, the potential for policy shifts that could affect the regulatory landscape and economic conditions creates risks that could negatively influence our financial results and future growth prospects.

Additionally, financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide.

At the same time, global economic conditions have experienced significant instability in recent years, such as high volatility in commodity prices and global economic uncertainty and financial market conditions caused by the war between Ukraine and Russia and the attack by Hamas on Israel from the Gaza Strip.

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

The Russian invasion of Ukraine and the attack by Hamas on Israel from the Gaza Strip and Israel’s attack against Hezbollah could have an unpredictable effect on the global economy and on international and local securities markets, and adversely affect our business and results of operations.

Global markets have experienced volatility and disruption following the escalation of geopolitical tensions, the start of military conflict between Russia and Ukraine, the attack by Hamas on Israel from the Gaza Strip and Israel’s attack against Hezbollah in southern Lebanon.

Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, the European Union and other countries against Russia and possibly countries that support, directly or indirectly, Russia’s incursion. These sanctions aim to increase the cost of the war for the Russian regime. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets, including Argentina’s, and thus could affect our businesses and the businesses of our customers, even though we do not have any direct exposure to Russia or the adjoining geographic regions. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region, could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations.

On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Thereafter, these terrorists launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. Shortly following the attack, Israel’s security cabinet declared war against Hamas. The new administration has publicly stated its belief that Israel has the right to defend itself. The future of this conflict as well as its impact on international trade and on emerging market economies such as Argentina remain uncertain.  The intensity and duration of Israel’s current war against Hamas is difficult to predict, and as are such war’s economic implications on the Company’s business and operations and on the global geopolitical instability.

Likewise, the current armed conflict between Israel and Hezbollah, with direct clashes in the border region between Israel and Lebanon, has intensified tensions in the Middle East. This escalation in violence has created global uncertainty, particularly affecting financial markets and energy commodity prices, such as oil and gas. The potential extension of the conflict to other areas of the region and the intervention of international actors could exacerbate global economic instability, leading to higher energy costs and disruptions in global supply chains.

Any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine or the attack by Hamas on Israel from the Gaza Strip or of the current armed conflict between Israel and Hezbollah could limit our ability to obtain external financing to fund our operations and capital expenditures, which could have a material adverse effect on our business, results of operations, and/or financial condition.

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

Litigation, as well as ICSID claims against the Argentine Government, have resulted in material judgments and may result in further material judgments, and could result in attachment of or injunctions relating to assets of Argentina that the Argentine Government intended for other uses. As a consequence, the Argentine Government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on Argentina’s economy, and consequently, our business, financial condition and results of operations. There are pending ICSID claims against the Argentine Government which could result in further awards against Argentina, which in turn could have a material adverse effect on the Argentine Government’s ability to implement reforms and foster economic growth.

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

On March 31, 2023, the District Court granted YPF’s summary judgment motion and denied the plaintiffs’ summary judgment motion as to YPF in its entirety. The District Court decided that YPF has no contractual liability and owes no damages to plaintiffs for breach of contract and, accordingly, dismissed plaintiffs’ claims against YPF. The District Court denied Argentina's summary judgment motion, and the proceedings will continue between the plaintiffs and Argentina, which was ordered to pay USD 16 billion. In October 2023, Argentina appealed the ruling and in November 2023, the District Court ruled in favor of Argentina's request, allowing Argentina not to deposit the USD 16 billion but ordered it to provide other assets, such as YPF shares, as collateral to prevent seizures.

Subsequently, Burford Capital formally requested the District Court to order Argentina to deliver the Class D shares of YPF held by the Argentine state to Burford Capital in partial compliance with the District Court’s judgment. Argentina opposed to this motion. As of the date of this Annual Report, the District Court has not issued a new ruling. We cannot assure that no new litigation will be filed against Argentina, nor that these cases will not affect Argentina’s economy and our business.

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

The Brazilian economy has experienced volatile growth and slowdowns in recent years. In 2021, the Brazilian economy began to grow considerably. The Brazilian GDP increased 4.6% in 2021, 2.9% in 2022, and 2.5% in 2023, and 2.5% in the first six months of 2024.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. The SELIC rate has increased and decreased over time and, as of June 30, 2024, it was 10.50% per year. The inflation rate, as measured by the General Market Price Index (Índice Geral de Preços–Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, was 17.8% in 2021, 5.5% in 2022, and (3.18)% in 2023. Cumulative inflation in the first six months of 2024, calculated by the same index, was 2.0%. The inflation rate, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, and calculated by Instituto Brasileiro de Geografia e Estatistica, or IBGE, was 10.1% in 2021, 5.8% in 2022 and 4.62% in 2023. Cumulative inflation in the first six months of 2024, calculated by the same index, was 2.85%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2024, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

 In 2021, the real depreciated by 7.4% against the U.S. dollar, and on December 31, 2021, the BRL/USD exchange rate was BRL 5.5799. In 2022, the real appreciated by 6.5% against the U.S. dollar, and the BRL/USD exchange rate was BRL 5.2177 per USD 1.00 on December 31, 2022. In 2023, the real appreciated by 7.2% against the U.S. dollar, and on December 31, 2023, the BRl/USD exchange rate was BRL 4.8413. In 2024 (until September 30, 2024), the real depreciated by 12.5% against the U.S. dollar, and the BRL/USD exchange rate was BRL 5.4481 per USD 1.00 on September 30, 2024. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

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

Recently, Brazilian Law No. 13,986, of April 7, 2020, amended Law No. 5,709/91 and provided that the limitations mentioned above do not apply to: (i) the pledge of real estate as collateral (including the fiduciary transfer of real estate property); and (ii) debt settlements arising from the execution of real estate collateral. Both exceptions favor Brazilian companies controlled by foreigners or foreign entities. Both exceptions favor Brazilian companies controlled by foreigners or foreign entities.

In accordance with the applicable regulations in Brazil and taking into consideration that some investors apply resources in Brasilagro indirectly by the investment funds that hold some of its shares or by other means, Brasilagro cannot identify the percentage of share capital that is owned by final foreigners’ beneficiaries. If the authorities come to understand that Brasilagro should be considered a foreign company, for the purposes of Law No. 5,709/71, Brasilagro may be subject to eventual questions involving acquisitions and leasing carried out by the Company after the approval of Opinion AGU-LA-2010, and the possible application of Law No. 5,709/71 may result in substantial delays in future acquisitions of rural properties and our inability to obtain the necessary approvals. Additionally, acquisitions made in breach of existing restrictions may be declared null and void.

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

A trial began before the Brazilian Supreme Court (STF) in February 2021, with the vote of the rapporteur Justice stating that the restrictions on companies considered to be controlled by a foreign entity must be maintained. A second Justice asked to pause the proceedings to review the file, thereby interrupting the trial, which was only resumed in June 2021, when the Justice presented his vote diverging from the rapporteur, confirming the inapplicability of the restrictions.

As of the date of this annual report, a final judgment is still pending, and we are not able to provide an estimate of the timeframe for a final judgment to be issued by the Supreme Court. Depending on the final decisions of these pending lawsuits, Brasilagro may need to modify its business strategy and intended practices in order to be able to acquire agricultural properties.

This may have the effect of increasing the number of transactions we must complete, which would increase our transaction costs. It may also require us to adopt alternative measures to reduce our interest in companies that own or lease rural properties, including entering into joint ventures, which increases the complexity and risks associated with these transactions.

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

The market value of securities of companies such as us may be, to varying degrees, affected by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Latin American countries. Various Latin American economies have been adversely impacted by the political and economic events that occurred in several emerging economies in recent years. Furthermore, Latin American economies may be affected by events in developed economies which are trading partners or that impact the global economy and adversely affect our activities and the results of our operations.

Land in Latin American countries may be subject to expropriation or occupation.

Social movements that advocate for land reform and property redistribution are active in Latin America, especially in Brazil, with movements such as the Landless Rural Workers’ Movement (Movimento dos Trabalhadores Rurais Sem Terra) and the Pastoral Land Commission (Comissão Pastoral da Terra) and in Bolivia, with movements such as the Intercultural Confederation of Bolivia (Confederación de Interculturales de Bolivia).

 Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements and, in certain regions, including those where we currently invest, remedies such as police protection or eviction procedures are inadequate or non-existent. As a result, we cannot assure you that our agricultural properties will not be subject to invasion or occupation by any social movement. Any invasion or occupation may materially impair the use of our lands and adversely affect our business, financial condition and results of operations.

 In addition, environmental social movements often promote and organize gatherings and other events to prevent, delay or reduce legal deforestation, which may adversely affect our operations. As a result, we cannot assure you that our operations will be not adversely affected by environmental social movements, which could lead to the revocation of operating licenses, delays or amendments thereto, or that our properties will not be subject to invasion or occupation. A land invasion or occupation could materially affect the normal use of our properties or have a material adverse effect on us or the value of our common shares and our ADSs.

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

As of June 30, 2024, 29% of BrasilAgro’s assets were located in Paraguay. Paraguay has a history of economic and political instability, exchange controls, frequent changes in regulatory policies, corruption, and weak judicial security. However, in 2013, Paraguay had the highest GDP growth rate in Latin America and the third highest in the world with 14%. Since then, GDP has grown by 4% in 2014, 3% in 2015, 3.8% in 2016, 4.3% in 2017, 3.6% in 2018, 0.2% in 2019, decreased 6.0% in 2020, an increase of 4.1% in 2021, an increase of 0.08% in 2022, and a decrease of 0.5% in 2023. Paraguay’s GDP is closely related to the performance of the Paraguayan agricultural sector, which can be volatile and could adversely affect our business, financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Central Bank of Paraguay participates actively in the exchange market in order to reduce volatility. In 2018, the Paraguayan currency appreciated against the U.S. dollar by 6.7%, in 2019 the appreciation was 8.26%, in 2020 the appreciation was 6.7% while in 2021 the it had a decrease by 0.55% and had an increase by 6.92% in 2022. In 2023, the Paraguayan currency appreciated by 1.08% against the U.S. dollar. A significant depreciation of the local currency could adversely affect our business, financial condition and results of operations. However, since most of our costs of raw materials and supplies are denominated in U.S. dollars, a significant depreciation of the local currency could adversely affect our business, financial condition and results of operations, as well as impact other expenses, such as professional fees and maintenance costs.

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

As of June 30, 2024, 5% of BrasilAgro’s assets were located in Bolivia. Bolivia is exposed to frequent has a history of economic, social and political instability, exchange controls, frequent changes in regulatory frameworks policies, civic and labor strikes, high tax rates and corruption among state officials, the judiciary and also the private sector.

Bolivia is exposed to high risk of social unrest, causing marches and roadblocks deployed by protesters to pressure the government, increasing disruption risks. Furthermore, protests over environmental issues often overlap significantly with labor disputes, which can escalate into disruptive forms of protest, including site occupations.

In turn, the Bolivian economy is the 14th largest in Latin America and is heavily dependent on export commodities such as natural gas and minerals. Bolivia’s GDP growth over the last decade has been among the highest in Latin America, growing by 4.9% in 2015, 4.3% in 2016, 4.2% in 2017, 4.2% in 2018 and 2.2% in 2019, while in 2020 it had a decrease by 7.3%, an increase of 6.1% in 2021, an increase of 3.2% in 2022 and an increase of 3.5% in 2023. Within this context, inflation has been relatively low and under control for the last 30 years. The inflation rate for 2023 was around 3.6%. In addition, Bolivia it is in the process of becoming an active partner of MERCOSUR, a common market aiming to gradually integrate economic activity among Brazil, Argentina, Uruguay, Paraguay and Bolivia.

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

Prices for crops, oilseeds and by-products, like those of other commodities, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agriculture products depend on many factors beyond our control, including:

•	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;

•	changes in agricultural subsidy levels and trade barriers in certain consumer markets, in some major countries (mainly the United States and EU countries), and the adoption of other government policies affecting market conditions and industry prices;

•	increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflicts between Russia and Ukraine, and between Israel and Hamas;

•	changes in government policies for biofuels;

•	the business strategies adopted by other major companies operating in the agricultural and agribusiness sectors;

•	world inventory levels, i.e., the supply of commodities carried over from year to year;

•	climatic conditions and natural disasters in areas where agricultural products are cultivated;

•	the production capacity of our competitors; and

•	demand and supply of competing commodities and substitutes.

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

According to the United States Department of Agriculture USDA estimates, Argentina’s crops output (wheat, corn and soybean) for the 2024/2025 season will be reaching a production of 120 million tons. The estimated production of soybean is supposed to reach 51 million tons, the wheat production 18 million tons and the corn production 51 million tons.

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

Our cattle are subject to diseases which can negatively impact the demand for and sales of cattle production.

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

The origination and spread of diseases may occur for many reasons beyond our control, including the failure of other producers to comply with applicable health and environmental regulations. The appearance of new diseases or the mutation or proliferation of existing diseases could damage or completely destroy our cattle herds, which would materially and adversely affect our business, financial condition and results of operations.

We may be exposed to significant losses due to volatile crop prices since a significant portion of our production is not hedged, and exposed to crop price risk.

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

In addition, if severe weather or any other disaster generates a lower crop production than the position already sold in the market, we may suffer significant losses in the repurchase of the sold contracts.

The creation of export taxes and/or market intervention may have an adverse impact on our sales and results of operations.

The Argentine Government maintains existing export tax regimes as a mechanism to control inflation and exchange rate fluctuations, increase fiscal revenue, and reduce Argentina’s fiscal deficit.

We produce export products, thus an increase in export taxes could result in a reduction in the price of our products and, consequently, lead to a decrease in our sales. Export taxes could have a substantial and adverse effect on our sales and results of operations.

Additionally, the Argentine Government has previously set market conditions and industry prices to prevent a substantial increase in the prices of basic products due to inflation. Since 2005, the Argentine Government, in order to increase the domestic supply of beef and reduce internal prices, has adopted several measures, including increasing the turnover tax and establishing a minimum average number of animals for slaughter. We cannot ensure that the Argentine Government will not interfere in other areas by setting prices or regulating other market conditions. Consequently, we cannot guarantee that we will be able to freely negotiate the prices of all our products in the future or that any prices or other market conditions imposed by the Argentine Government will allow us to freely negotiate the price of our products.

We cannot guarantee what measures the Argentine Government will take in the future or that such measures will not have a negative impact on our financial condition and results of operations. For more information see “Item 10. Additional Information- D. Exchange Controls.”

We depend on international trade and economic and other conditions in our key export markets.

The ability of our products to effectively compete in export markets may be adversely affected by a number of factors beyond our control, including the deterioration of macroeconomic conditions, the volatility of exchange rates, the imposition of tariffs or other trade barriers or other factors in those markets such as regulations relating to the chemical content of agricultural products and safety and health regulations.

The escalation of trade tensions between the United States and China, and the imposition of tariffs, retaliatory tariffs or other trade restrictions may result in a rebalancing of global export flows in our key export markets and an increase in global competition, which in turn could adversely affect our business, financial condition and results of operations.

If the competitiveness of our products in one or more of our significant markets were to be affected by any one of these events, we may not be able to reallocate our products to other markets on comparable terms, which could therefore adversely affect our business, financial condition and results of operations.

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

As a consequence, we cannot provide assurance that Government responses to such disruptions will restore investor confidence in Argentine lands, which could have an adverse impact on land values, our financial condition and results of operations.

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

Law No. 26,737 was repealed by section 154 of Decree No. 70/2023. Following this repeal, a class action was filed against the Argentine Government, requesting the unconstitutionality and cancellation of section 154 of the Decree No. 70/2023, which repealed Law 26,737. Initially, this action was dismissed by the courts. However, on March 21, 2024, the Federal Court of Appeals of La Plata overturned that ruling and declared section 154 of the Decree No. 70/2023 unconstitutional. Although the ruling of the Federal Court of Appeals of La Plata is not final, the declaration of unconstitutionality of section 154 of Decree No. 70/2023 has temporarily reinstated the limits set forth by Law No. 26,737. Therefore, these limits are currently in effect, pending the final decision of the Supreme Court. In regards to Brazil, for further information concerning this subject, please see “Risks relating to Brazil - The imposition of restrictions on acquisitions of agricultural properties by foreign nationals in Brazil may materially restrict the development of our investment in BrasilAgro.”

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

An international credit crisis as the one that occurred in 2008 may have a significant negative impact on businesses around the world. Although we believe that available borrowing capacity under the current conditions and proceeds resulting from potential farmland sales will provide us with sufficient liquidity, the impact of the crisis on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

Our production is, in general, subject to different risks and hazards, including adverse weather conditions, fires, diseases, pest infestations and other natural phenomena, as well as theft or other unexpected loss of grains or fertilizers and supplies. We store a significant portion of our grain production during harvest due to the seasonal drop in prices that normally occurs at that time. Currently, we store a significant portion of our grain production in plastic silos. We do not maintain insurance on our plastic silos. Although our plastic silos are placed in several different locations, and it is unlikely that a natural disaster affects all of them simultaneously, a fire or other natural disaster which damages the stored grain, particularly if such event occurs shortly after harvesting, could have an adverse effect on our operating results and financial condition.

We could be materially and adversely affected by our investment in BrasilAgro.

We consolidated our financial statements with BrasilAgro. BrasilAgro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. BrasilAgro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). BrasilAgro is a company that has been operating since 2006. As a result, it has a developing business strategy and an established track record. BrasilAgro’s business strategy may not be successful, and if not successful, BrasilAgro may be unable to successfully modify its strategy. BrasilAgro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in BrasilAgro, this would likely materially and adversely affect our business. As of June 30, 2024, we owned 35.22% (net of treasury shares) of the outstanding common shares of BrasilAgro.

Changes in facts and circumstances may affect our accounting consolidation over BrasilAgro.

As of June 30, 2024, we owned 35.22% net of treasury shares of the outstanding common shares of BrasilAgro. We concluded that on accounting basis we exercise “de facto control” on BrasilAgro, based on the following: (i) the percentage and concentration of our voting rights, and the absence of the shareholders with significant voting rights (ii) the record of attendance to Shareholders’ Meetings and the record of votes cast by the other shareholders; and (iii) the effective control exercised by us to direct BrasilAgro’s relevant activities through the Board of Directors, where we appointed five out of nine board members. However, changes in fact pattern that we assessed might result in deconsolidation from an accounting perspective.

Labor relations could negatively impact us.

As of June 30, 2024, approximately 36% of our employees in our Agricultural Business in Argentina were represented by unions under collective agreements. While we currently enjoy good relations with our employees and unions, we cannot assure that such good labor relations will continue in the future positively or that their eventual deterioration does not affect us materially or negatively.

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

As of June 30, 2024, we owned land reserves extending over more than 331,214 hectares that were purchased at very attractive prices. In addition, we have a concession over 132,000 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve returns in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

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

As of June 30, 2024, Cresud’s consolidated financial gross debt amounted to ARS 822,535 million. We cannot assure you that we will have sufficient cash flows and adequate financial capacity to finance our business in the future. Cresud is generating sufficient funds from its operating cash flows to meet our debt service obligations and its ability to obtain new financing is adequate, however, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future.

Our leverage may affect our ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the macroeconomic conditions of Argentine markets, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay capital and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Furthermore, our leverage could also affect our competitiveness and limit our ability to pay our debt due to changes in market conditions, changes in the real estate industry and/or future economic downturns.

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

For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Indebtedness”.

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

Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.

We rely on the efficient and uninterrupted operation of our platforms, data processing networks, communication, and internet-based information exchange. We have access to large amounts of information and control a substantial amount of assets through online platforms. Therefore, a cybersecurity breach represents a significant risk for us.

Although our operations do not rely exclusively on the internet, cybersecurity remains a critical risk for the Company. We depend on digital systems to manage financial, operational and administrative information. These systems can be subject to cyber intrusions, viruses, ransomware, denial-of-service attacks, phishing, identity theft, and other disruptions that could affect our operations and cause financial losses or damage to our reputation.

We have implemented robust security measures, including multi-factor authentication and constant cybersecurity monitoring in our environment, to protect information and systems. We also raise awareness among our employees about cybersecurity practices to reduce risks. Despite these efforts, we cannot guarantee that our systems are completely free of vulnerabilities.

In the event of a significant cyberattack, we could face disruptions in our operations, fraud, or theft of sensitive information that negatively affect our financial situation and shareholder confidence. Additionally, insurance coverage may not be sufficient to cover all potential losses, which could have a negative impact on our business.

Although we intend to continue implementing and updating our security technology devices and operational procedures to prevent cybersecurity damage, it is possible that our systems are not free of vulnerabilities and that these security countermeasures could be defeated. If any of these events occur, our reputation could be damaged, affecting our business, as well as our results of operations and financial condition.

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

As of June 30, 2024, we owned approximately 55.40% equity interest in IRSA (net of treasury shares). Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The U.S. capital markets have historically been an important source of funding for us, and our ability to obtain financing in the future may be adversely affected by a lack of access to the U.S. markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

IRSA’s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

As of June 30, 2024, IRSA’s consolidated financial gross debt amounted to ARS 366,754 million. IRSA is generating sufficient funds from their operating cash flows to meet their debt service obligations and their ability to obtain new financing is adequate. Considering the current availability of loan financing in Argentina, we cannot assure you that IRSA will have sufficient cash flows and adequate financial structure in the future. For more information see “Item 10. Additional Information—D. Exchange Controls.”

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

For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Indebtedness”.

IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

As of June 30, 2024, most of IRSA’s revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of IRSA’s office buildings are located in Buenos Aires and a substantial portion of IRSA’s revenue is derived from such properties. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, IRSA could be largely affected by economic conditions or by other effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect its ability to comply with IRSA’s debt service and fund operations.

The loss of tenants could adversely affect IRSA’s operating revenue and value of our properties.

Although no single tenant represents more than 6.0% of IRSA’s revenues in any fiscal year, if a significant number of tenants at its retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if IRSA failed to retain them, IRSA’s business could be adversely affected. Further, IRSA’s shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of IRSA’s shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if IRSA is not able to successfully release the affected space, could have a material adverse effect on both the operating revenue and underlying value of the properties involved.

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

The success of IRSA’s business and profitability of its operations depend on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain IRSA’s growth and the maintenance of our current business and operations. As part of our strategy, IRSA intends to increase our properties portfolio through strategic acquisitions at favorable prices, where IRSA believe it can bring the necessary expertise to enhance property values. In order to pursue acquisitions, IRSA may require capital or debt financing. Disruptions in the financial markets may adversely impact IRSA’s ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. IRSA’s ability to make scheduled payments or to refinance its existing debt obligations depends on IRSA’s operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, IRSA cannot provide assurances that Argentine Government responses to such disruptions will restore investor confidence.

In September 2021, Evergrande, one of China’s largest real estate companies, announced that it would be unable to meet its debt obligations. Since then, the markets have been negatively impacted by the announcement. In August 2023, Evergrande filed for bankruptcy, seeking recognition of foreign restructuring proceedings before the High Court of Hong Kong and the High Court of the Eastern Caribbean Supreme Court of the British Virgin Islands.

In January 2024, the High Court of Hong Kong ordered Evergrande to liquidate its subsidiary in mainland China following a failed attempt to restructure USD 300 billion owed to its creditors. Liquidators have begun legal actions to recover around USD 6 billion from various defendants, including former executives.

The real estate sector in China accounts for approximately 30% of the China’s economic activity, and more than two-thirds of household wealth is tied to the real estate sector.

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

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, IRSA cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of our tenants and IRSA’s inability to replace such tenants may adversely affect our profitability and its ability to comply with our debt service obligations. These factors are particularly disruptive in the context of emergency situations, such as pandemics or epidemics, which may cause significant adverse impacts on our business.

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

Argentine laws governing leases impose certain restrictions. In December 2023, the current Argentine administration approved Decree No. 70/2023, which modifies certain aspects of lease agreements in Argentina, repeals Law No. 27,551 and amends certain sections of the Argentine Civil and Commercial Code. The following are the main aspects of the real estate leasing sector that were modified through Decree No. 70/2023: (i) the legal minimum terms applicable to leases have been removed and, if no term is specified in the lease agreement, the default term under the Argentine Civil and Commercial Code is two years for permanent residential leases with or without furniture or three years for other uses and for temporary leases; (ii) rent can be set in pesos or foreign currency and, if it is set in a foreign currency, the tenant cannot require the landlord to accept payment in a different currency; and (iii) the parties may freely agree on the payment frequency, which cannot be less than one month.

Under the Argentine laws governing leases, IRSA is exposed to the risk of exercise of rescission rights by its tenants, which could materially and adversely affect our business and results of operations. IRSA cannot assure you that its tenants will not exercise such right, especially if rental rates stabilize or decline in the future or if economic conditions continue to deteriorate. In addition, IRSA cannot predict at this time how Decree No. 70/2023 may affect its business, result of operations or financial condition.

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

Profitability of real estate developments may also be impacted by failure to obtain financing on favorable terms, delays in construction, and failure to obtain necessary zoning, land use, building, occupancy and other required governmental permits and authorizations.

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

An uninsured loss or a loss that exceeds policies on IRSA’s properties could subject IRSA to lost capital or revenue on those properties.

The terms of IRSA’s standard form property leases currently in effect, require tenants to indemnify and hold IRSA harmless from liabilities resulting from injury to persons or property at or outside the premises, due to activities conducted on the properties, except for claims arising from negligence or intentional misconduct of IRSA’s agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability insurance policies. IRSA cannot provide assurance that its tenants will be able to properly maintain their insurance policies or have the ability to pay deductibles. If an uninsured loss occurs or a loss arises that exceeds the combined aggregate limits for the policies, or if a loss arises that is subject to a substantial deductible under an insurance policy, IRSA could lose all or part of our capital invested in, and anticipated revenue from, one or more of our properties, which could have a material adverse effect on IRSA’s business, financial condition and results of operations.

Some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

IRSA currently have insurance policies in place that cover potential risks such as civil liability, all operational risks (including, among others, fire, loss of profits, floods, natural events, and other material damages to our assets), and terrorism, in all of IRSA’s properties. Although we believe the policy specifications and insured limits of these policies are customary, there are certain types of losses, such as leases and other contract claims and acts of war, that are generally not covered under the insurance policies offered in Argentina. In the event of a loss that was not insured or a loss in excess of insured limits, IRSA could lose all or a portion of the capital IRSA has invested in a property, as well as its anticipated future revenue. In such an event, IRSA might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. IRSA cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of IRSA’s properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenues, and result in large expenses to repair or rebuild the property.

IRSA does not has life or incapacity insurance for our employees. If any of our employees were to die or become disabled, IRSA could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on IRSA’s financial condition and results of operations.

Moreover, we cannot assure that IRSA will be able to renew its insurance coverage in an adequate amount or at reasonable prices. It is possible that insurance companies no longer offer coverage for certain types of losses, or, if they do, these types of insurance may be prohibitively expensive.

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

•	In addition, the profitability of our hotels depends on:

•	our ability to form successful relationships with international and local operators to run our hotels;

•	changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the Influenza A Subtype H1N1 and Zika viruses, a potential Ebola outbreak, Covid-19, monkeypox, among others, or weather phenomenons or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

•	affluence of tourists, which can be affected by a slowdown in global and local economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.

IRSA’s activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical landmark preservation, consumer protection, antitrust and other requirements, all of which affect IRSA’s ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the introduction of new taxes and changes in the taxation regime. IRSA is required to obtain permits from different government agencies in order to carry out our projects. Maintaining IRSA’s licenses and authorizations can be costly. If we fail to comply with such laws, regulations, licenses and authorizations, IRSA may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

Antitrust laws in Argentina could limit IRSA’s ability to expand our business through acquisitions or joint ventures. Argentine antitrust laws contain provisions that require authorization by the antitrust authorities in those countries for the acquisition of, or entering into joint venture agreements with, companies with a relevant market share.

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

As of June 30, 2024, 69.8% of IRSA’s workforce was represented by unions under collective bargaining agreements. Although IRSA currently enjoys good relations with IRSA’s employees and their unions, IRSA cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

IRSA’s results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect IRSA’s business, results of operations and financial condition.

During the year ended June 30, 2024, IRSA had fair value loss on investment properties of ARS 350,591 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, IRSA will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

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

As of June 30, 2024, the majority of its liabilities, such as its Series  XIV, XV, XVI, XVII, XVIII and XX Notes, were denominated in U.S. dollars while the Company’s revenues are mainly denominated in Pesos. This currency gap mainly affects our operational flows to pay interests of our U.S. dollar denominated debt, considering our assets are transacted in U.S dollars.  In addition, restrictions to access to MULC to acquire the required U.S. dollars to pay our U.S. dollar denominated debt or future regulations that may be enacted establishing a different exchange rate (higher than the current official exchange rate) to convert the Pesos into U.S. dollars  exposes us to a risk of volatility, which may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affected our ability to pay interests of our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of IRSA’s debt in Pesos, which further adversely affects the results of IRSA’s operations and financial conditions and may increase the collection risk of IRSA’s leases and other receivables from our tenants and mortgages, most of which generate Peso denominated revenue.

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

As of June 30, 2024, IRSA owns 50% of the equity of Puerto Retiro and 50% of the equity of Cyrsa S.A. In the Hotel segment, IRSA owns 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group. In the Shopping Malls segment IRSA owns 50% of the equity of Nuevo Puerto Santa Fe S.A., which is the tenant of a building in which it built and currently operates “La Ribera” shopping mall.

In addition, as of June 30, 2024, IRSA holds approximately 29.9% of the equity of Banco Hipotecario, of which the Argentine Government is the controlling shareholder.

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

IRSA is dependent on its Board of Directors, senior management and other key personnel.

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

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through the Company. As of June 30, 2024, such beneficial ownership consisted of 422,460,367 common shares held by the Company. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of June 30, 2024, Mr. Eduardo S. Elsztain also beneficially owned approximately 57.0% of IRSA’s common shares. IRSA cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Relating to IRSA’s Investment in Banco Hipotecario

The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

As of June 30, 2024, IRSA owned approximately 29.9% of the outstanding capital stock of Banco Hipotecario. Banco Hipotecario’s assets as of such date were ARS 2,281,942 million. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

In the event that depositors are unable to freely withdraw their money from banks in the future, there may be a substantial negative impact on the manner in which financial institutions, including Banco Hipotecario, conduct their business, and on their ability to operate as financial intermediaries. Loss of confidence in the international financial markets may also adversely affect the confidence of Argentine depositors in local banks.

In the case of an adverse economic situation, even if it is not related to the financial system, could trigger a massive withdrawal of capital from local banks by depositors, as an alternative to protect their assets from potential crises. Any massive withdrawal of deposits could cause liquidity issues in the financial sector and, consequently, a contraction in credit supply.

The occurrence of any of the above could have a material and adverse effect on Banco Hipotecario’s expenses and business, results of operations and financial condition.

The asset quality of financial institutions is exposed to the non-financial public sector and Central Bank’s indebtedness.

Financial institutions carry significant portfolios of bonds issued by the Argentine Government and by provincial governments as well as loans granted to these governments. According to the Banks Report published by the Central Bank, loans to the public sector represent 36.9% of the financial sector's assets as of June 2024.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2024, Banco Hipotecario’s total exposure to the public sector was ARS 1,237,589 million, which represented 57.8% of its assets as of that date, and the total exposure to securities issued by the Central Bank was ARS 182,734 million, which represented 8.5% of its total assets as of June 30, 2024.

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

Potential Adverse Effects of Consumer Protection Law and Class Actions on Banco Hipotecario.

Law No. 24,240 (the “Consumer Protection Law”) and its amendments, along with the Credit Card Law and Central Bank regulations, establish rules aimed at protecting consumers, including Banco Hipotecario’s customers. The Argentine Civil and Commercial Code also includes provisions that favor consumers. The increasing enforcement of these laws by authorities and courts could negatively affect Banco Hipotecario's ability to collect payments, thereby impacting its operating results.

Additionally, class actions against financial institutions, supported by the Argentine Constitution and the Consumer Protection Law, have increased in Argentina. Despite the lack of clear procedural rules, courts have admitted class actions in several cases involving financial institutions, such as claims over interest rates or product charges. If these claims succeed, they could negatively impact the profitability of Banco Hipotecario and the financial system as a whole.

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

Risks Relating to our ADSs and the Common Shares.

Shares eligible for sale could adversely affect the price of our common shares and ADSs.

The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders of common shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The ADSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Eduardo Elsztain, which as of June 30, 2024, was the beneficial owner of approximately 38.7% (without considering treasury shares) of our common shares (or approximately 230,771,688 common shares which may be exchanged for an aggregate of 23,077,168 ADSs, for more information see “Item 6. Directors, Senior Management and Employees - E. Share Ownership”), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2024, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretations. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for them, as well as reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

Such law also provides that the capital gains tax applicable to non-residents for transactions entered into until December 30, 2017 is still due, although no taxes will be claimed to non-residents with respect to past sales of Argentine shares or other securities traded in the CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. The AFIP’s General Resolution No. 4,227, which came into effect on April 26, 2018, sets forth the procedures through which the income tax should be paid to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 was due on June 11, 2018.

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

In this regard, the Argentine Government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine Government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that ADS Depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffer delays under the current foreign exchange market regulations or be subject to any additional restrictions, such as a different exchange rate to convert the Pesos into U.S dollars, that may be higher than the current official exchange rate. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. For more information, please see “Item 10. Additional Information—D Exchange Controls.” and “Item 3. Key Information – D. Risk Factors.”

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

We may not pay any dividends.

In accordance with Argentine corporate law, we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our Audited Consolidated Financial Statements prepared in accordance with IFRS Accounting Standards. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote present at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Our ability to pay dividends is limited by law and our by-laws.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings and/or Other Reserves, if any, to the extent set forth in our Audited Consolidated Financial Statements prepared in accordance with IFRS Accounting Standards. Our shareholders’ ability to receive cash dividends may be limited by the ability of the ADS Depositary to convert cash dividends paid in Pesos into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, to the extent that the depositary can in its judgment convert Pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the depositary will promptly as practicable convert or cause to be converted all cash dividends received by it on the deposited securities into U.S. dollars. If in the judgment of the depositary this conversion is not possible on a reasonable basis (including as a result of applicable Argentine laws, regulations and approval requirements), the depositary may distribute the foreign currency received by it or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

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

On March 10, 2021, we issued an aggregate of 90,000,000 warrants to purchase 90,000,000 of our common shares, and will expire on March 10, 2026. Each warrant will be exercisable only if the common share rights or ADS rights to which such warrant relates have been exercised, and such warrant will be exercisable after 90 days following its issuance during the nine-day period from and including the 17th through the 25th day of each February, May, September and November (to the extent such dates are business days in New York City and Buenos Aires, Argentina). As of the date of this Annual Report, there are 84,261,280 warrants outstanding.

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

In 2002, we acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud, and in 2009, we increased our ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary. As of June 30, 2024, we had a 55.40% equity interest in IRSA (net of treasury shares) and a majority of our directors are also directors of IRSA. IRSA is one of Argentina’s largest real estate companies and is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping malls and luxury hotels, as well as the sales and development residential properties, it has a 29.9% interest in Banco Hipotecario, one of the main financial institutions in the country, and selected investments outside of Argentina. IRSA’s common shares are listed and traded on the ByMA and IRSA’s GDSs representing its common shares are listed on the NYSE.

In March 2008 we made a follow on offering for up to 180 million shares in the local and international markets, which were fully subscribed, for a total amount of USD 288 million. The proceeds allowed us to expand our international operations to Paraguay and Bolivia, currently we run these operations through BrasilAgro.

In line with our international expansion strategy, in September of 2005 we participated in the creation of BrasilAgro with the purpose of replicating our business model in Brazil. We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Investments S.A. and Agro Managers S.A. On May 2, 2006, BrasilAgro’s shares were listed on the Novo Mercado of the Brazilian Stock Exchange with the symbol AGRO3 and on November 8, 2012, BrasilAgro’s ADSs became listed on the NYSE, under the ticker LND. In February 2021, it made a capital increase for BRL 440 million shares, we subscribed shares in the capitalization. In addition, in May 2021 we exercised warrants that had been granted to the founders of the Company at the initial public offering, before its maturity. As a result of our follow-on subscription and the warrants exercise we increased our stake in BrasilAgro, net of treasury shares, to 39.4%. As of June 30, 2024, our interest in BrasilAgro was 35.22% (net of treasury shares).

Also, we provide the best services for the agricultural community through our subsidiaries. We boost our clients’ businesses through the consulting, marketing and storage services operated by FyO, which main business is crop trading (crop brokerage, futures and options, consulting, logistics and financial services) and sale and distribution of own inputs and third-party products. As of June 30, 2024, we had a 51.2% equity interest in FyO. Looking ahead to next year, the company will continue working on its expansion plans to other countries in the region.

We are pioneers in creating the first online agro marketplace, Agrofy, which is already operating in Argentina, Brazil and Uruguay with regional expansion plans. Agrofy continued to position itself this year as the leading online business platform for agriculture in Argentina, Brazil and Uruguay, exceeding 40 million visits. As of June 30, 2024, our interest in Agrofy is 18.6% and 1.7% of the capital stock through BrasilAgro.

As of June 30, 2024, we owned, directly and through our subsidiaries, 27 farms, with a total area of 599,744 hectares and during the fiscal year ended June 30, 2024 approximately 613,192 hectares were used (including areas sold during the year) and distributed in Argentina, Brazil, Bolivia and Paraguay. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years.

Significant acquisitions, dispositions and development of business

Agricultural Business

Sale of fraction of “Los Pozos” farm

On October 5, 2023, Cresud completed the sale of a fraction of 4,262 hectares of the establishment “Los Pozos” located in the province of Salta. The transaction price was USD 2.3 million, of which we collected USD 0.9 million. The remaining balance of USD 1.4 million will be paid in two installments, the last one on September 23, 2025, with a mortgage guarantee.

Sale of fraction of “El Tigre” farm

On December 14, 2023, Cresud completed the sale of a fraction of 500 hectares of agricultural activity of the establishment “El Tigre” farm, located in the department of Trenel, province of La Pampa, Argentina. The total price was USD 3.8 million, of which we collected USD 2.8 million. The remaining balance of USD 0.9 million will be paid in two installments, the last one on December 12, 2025, with a mortgage guarantee. As of the date of this Annual Report, the Company keeps the ownership of approximately 7,860 hectares of “El Tigre” farm.

Sale of fraction of “Chaparral” farm

On March 26, 2024, BrasilAgro completed the sale of a fraction of 12,335 hectares (8,796 productive hectares) of the “Chaparral” farm located in Correntina, State of Bahia, Brazil, that was acquired in 2007. As of the date of this Annual Report, the remaining surface is 24,885 hectares. The transaction price was BRL 364.5 million, subject to variations in the soybean bag price, and the portion of the farm sold had a book value of BRL 34.0 million.

Urban property business and investments

Sale of “Maple Building"

On July 24, 2023, IRSA signed a deed for the sale of all the functional and complementary units at the “Maple Building” located at 652/664 Suipacha Street in the Autonomous City of Buenos Aires. The price of the transaction was USD 6.75 million, of which we collected USD 3 million in cash and USD 0.75 through the delivery of 3 functional units in a building owned by the buyer of the units of the “Maple Building” at Avenida Córdoba 637 in the Autonomous City of Buenos Aires, with a bailment agreement for 30 months. The remaining balance of USD 3 million will be collected as follows: (i) USD 2.5 million will be collected in 10 semiannual, equal and consecutive installments of USD 0.25 million, the first due 24 months from the signing of the deed, with an annual interest of 5%; and (ii) USD 0.5 million will be collected through services provided by the buyer, which were valued at the CCL exchange rate according to the conditions agreed in the deed.

“261 Della Paolera” floor sale

On August 9, 2023, IRSA signed a deed for the sale of the 9th floor at the “261 Della Paolera” tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires with a total of 1,184 square meters, 10 parking spaces, and 2 complementary units of the same building. The transaction price was approximate USD (MEP) 6.3 million, which was paid in ARS.

On October 5, 2023, a transfer deed was signed for the sale of the 25th and 26th floors of the “261 Della Paolera” tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires for a total of 2,395 square meters, 18 units of garages and 6 complementary units of the same building. The transaction price was approximately USD (MEP) 14.9 million, which was paid in ARS.

After this transaction, IRSA keeps the property of 4 floors of the building with an approximate leasable area of 4,937 square meters, in addition to parking spaces and other complementary spaces.

Sale of Quality Investment S.A.

On August 31, 2023, IRSA sold and transferred all its participation in Quality Invest S.A., representing 50% of the share capital of that company. The amount of the transaction amounted to USD 22.9 million, of which USD 21.5 million has been collected together with the transfer of the shares and the balance of USD 1.4 million will be collected after 3 years, accruing an interest of 7% per year.

Vista al Muelle – Boating Trust transaction

On October 31, 2023, Vista al Muelle S.A. (“VAM”), a subsidiary of Liveck L.T.D., sold two of its plots in the department of Canelones (Uruguay) to the Boating Trust for USD 6.8 million. In the same transaction, the trust sold units in Tower II to VAM for USD 5 million, which VAM used to fully settle its debt with the Chamyan family. This transaction resulted in a profit of USD 1 million.

Ezpeleta land plot Barter Agreement

On December 7, 2023, IRSA signed a barter agreement pursuant to which we transferred the “Ezpeleta land plot” of 46 hectares, located in the district of Quilmes, Buenos Aires province for the development of a real estate project. This project consists of a gated community with 330 single-family lots and 6 macro lots for medium-density developments. The transaction price was USD 16.4 million and will be paid to IRSA through the delivery of 125 single-family lots of the project and also 40% of the buildable square meters of the multifamily lots of the project. Additionally, IRSA received the sum of ARS 62.3 million in cash as part of the consideration.

The amounts are expressed in the currency of the transaction date.

Sale of GCDI common-shares

During the months of November and December 2023, IRSA sold 1,583,560 common-shares of GCDI, equivalent to 0.17% of the share capital of GCDI, for a total of ARS 25.5 million.

Additionally, during the first quarter of 2024, IRSA sold 5,017,588 common-shares of GCDI, equivalent to 0.55% of the share capital of GCDI, for a total of ARS 165 million.

The amounts are expressed in the currency of the transaction date.

Del Plata Building Trust

On November 10, 2023, IRSA entered into a trust agreement at cost for a project development and construction of a residential building, stores (gastronomic use), and complementary parking spaces, which is subject to the fulfillment of certain conditions precedent. IRSA will act as money trustor, developer and trust beneficiary under the trust agreement, and will receive approximately 5,128 salable square meters and 32 parking spaces. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, will act as trustee.

The trust agreement involves the contribution of a building owned by Banco Hipotecario. The building is located in the block located by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires. The contribution was made on December 28, 2023. The trust has approval for the Microcentro district reconversion regime issued by the GCBA pursuant to Law No. 6,508. On June 14, 2024, the GCBA issued Joint Resolution No. 1078/MHFGC/24 which suspended the effects of the tax benefits granted to the trust. On July 17, 2024, the trust filed an administrative appeal against such measure in order to have it revoked and restore the suspended tax benefits. The appeal is still pending, and no decision has yet been rendered.

For information of significant acquisitions, dispositions and development of business after June 30, 2024, please see “Recent Developments”.

Recent Developments

Cresud’s Recent Developments

General Ordinary and Extraordinary Shareholders’ Meeting

On September 11, 2024, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 28, 2024, with the following agenda:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Consideration for approval of documents contemplated in section 234, paragraph 1, of Law No. 19,550 for the fiscal year ended June 30, 2024.

3. Allocation of net income for the fiscal year ended June 30, 2024 for ARS 70,798,841,928, as follows: (i) ARS 3,539,942,096.42 to the legal reserve; (ii) distribution of dividends payable in cash and/or in kind for up to ARS 45,000,000,000 delegating to the board of directors of the Company to determine the proportion of dividends to be paid in cash and/or in kind. (iii) the balance to the voluntary reserve to be applied to specific purposes (future dividends, share buyback, and/or projects related to the Company's business plan), delegating to the Company’s Board of Directors its application and disposition.

4. Consideration for approval of the reallocation of the existing voluntary reserves as of June 30, 2024, and delegation of their application and disposition to our Board of Directors.

5. Consideration for approval of our Board of Directors’ performance for the fiscal year ended June 30, 2024.

6. Consideration for approval of our Supervisory Committee’s performance for the fiscal year ended June 30, 2024.

7. Consideration for approval of compensation payable to the Board of Directors in the amount of ARS 373,231,135.93.

8. Consideration for approval of compensation payable to the Supervisory Committee for ARS 16,876,719 for the fiscal year ended June 30, 2024.

9. Determination of the number and appointment of regular Directors and alternate Directors for a term of up to three fiscal years, as per section twelve of the bylaws.

10. Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year.

11. Appointment of Certifying Accountant for the fiscal year ending June 30, 2025.

12. Approval of compensation payable to certifying accountant for the fiscal year ended June 30, 2024.

13. Ratification of the cash dividend distribution made on May 2, 2024, through the reversal of reserves.

14. Consideration for approval of the request for issuance and complementary public offering of common shares due to the adjustment in the number of shares to which the options issued under the capital increase authorized by Resolution No. RESFC-2021-20969-2021 APN-DIR#CNV dated February 8, 2021, of the CNV are entitled to. delegation to the Board of Directors for its implementation with the broadest powers. Regarding this item, the Board of Directors proposes to request authorizations for the issuance and public offering of common shares additional to the common shares that were authorized in the capital increase made in 2021, so that if all outstanding warrants are exercised, the necessary shares are duly authorized to comply with the options contract entered into on February 24, 2021.

15. Authorization to carry out registration proceedings relating to this shareholders’ meeting before the CNV, ByMA, Caja de Valores and the IGJ.

Farmland Fraction Sale - Los Pozos

On September 30, 2024, the Company informed that it had sold a 3,630 hectares fraction of land reserve with productive potential at the “Los Pozos” farm, located in the Province of Salta, Argentina, maintaining the ownership of approximately 231,700 hectares of the property.

The total amount of the transaction was USD 2.23 million (USD/ha 614), of which we collected USD 1.1 as of the date of this Annual Report. The remaining balance of USD 1.13 million, which is guaranteed with a mortgage on the property, will be collected in one installment in September 2025.

The book value of the fraction sold was ARS 56 million and the gain from the transaction, which will be recognized in the Company’s financial statements for the first quarter of fiscal period 2025, amounted to approximately ARS 2,150 million.

Exercise of Warrants

On October 2, 2024, we reported that between September 17, 2024, and September 25, 2024, certain holders of warrants had exercised their right to acquire additional shares of the Company. As a result, a total of 2,283,822 common shares of the Company were issued, with a face value of ARS 1.00, and the Company was paid USD 982,729.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 596,355,320 to 598,639,142, and the number of outstanding warrants decreased from 85,998,622 to 84,261,280.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the issuance prospectus dated February 12, 2021, and complementary notices regarding the offer made by the Company of 90,000,000 ordinary book-entry shares and 90,000,000 warrants.

IRSA’s Recent Developments

New Shares Buyback Program

On July 11, 2024, IRSA informed that the Board of Directors approved the terms and conditions for the repurchase of common shares issued by IRSA under the provisions of Section 64 of Law No. 26,831 and the Rules of the CNV, under the following terms and conditions:

•	maximum amount of the repurchase: ARS 15,000 million;

•	maximum number of shares to be repurchased: 10% of the capital stock of IRSA, in accordance with the applicable regulations;

•	daily limitation on market transactions: 25% of the average volume of the daily transactions of the shares and GDS of IRSA in the markets during the previous 90 days;

•	maximum payable price: ARS 1,550 per share and USD 11.00 per GDS;

The repurchases will be made using the realized and liquid earnings pending of distribution of IRSA. In approving this buyback program, our Board of Directors considered the economic and market situation, as well as the discount of the current share price in relation to the fair value of the assets, determined by independent appraisers. The objective of approving this buyback program is to strengthen the shares and to reduce the fluctuations in the market value, which does not reflect the real economic value of the assets.

On September 11, 2024, IRSA has completed the share buyback program, having acquired 11,541,885 common shares, representing approximately 99.93% of the approved program and 1.56% of the capital stock of IRSA.

Alto Avellaneda Adjoining Property Acquisition

On August 1, 2024, IRSA acquired a property adjacent to the Alto Avellaneda shopping mall, located at General Güemes 861, Avellaneda, Buenos Aires Province. The property has a total area of 86,861 sqm and a built area of 32,660 sqm with potential for future expansion.

The purchase price was USD 12.2 million, of which USD 9.2 million have already been paid and the balance of USD 3 million will be cancelled with the transfer of the deed, which is still pending. The transaction includes the transfer to IRSA of the existing lease agreements and the execution of a new agreement with the mall for 3 years.

General Ordinary and Extraordinary Shareholders’ Meeting

On September 11, 2024, IRSA informed that their Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 28, 2024, with the following agenda:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Consideration for approval of documents contemplated in section 234, paragraph 1, of Law No. 19,550 for the fiscal year ended June 30, 2024.

3. Consideration for approval of the financial result for the fiscal year ended June 30, 2024, amounting a loss of ARS 18,376,813,259.44. Consideration for approval of the application of voluntary reserves to absorb accumulated negative results. Consideration for approval of the distribution of dividends payable in cash and/or in kind for up to ARS 90,000,000,000 with voluntary reserves. Delegation to IRSA’s Board of Directors to determine the proportion of dividends to be paid in cash and/or in kind.

4. Consideration for approval of the allocation of the remaining voluntary reserves to specific purposes (future dividends, share buybacks, and/or projects related to IRSA’s business plan) and delegation of their application and disposition to IRSA’s Board of Directors.

5. Consideration for approval of IRSA’s Board of Directors’ performance for the fiscal year ended June 30, 2024.

6. Consideration for approval of IRSA’s Supervisory Committee’s performance for the fiscal year ended June 30, 2024.

7. Consideration for approval of compensation payable to the Board of Directors in the amount of ARS 13,323,000,000 for the fiscal year ended June 30, 2024, which recorded a computable tax credit in accordance with the regulations of the CNV.

8. Consideration for approval of compensation payable to the Supervisory Committee for ARS 16,876,719 for the fiscal year ended June 30, 2024.

9. Determination of the number and appointment of regular Directors and alternate Directors for a term of up to three fiscal years, as per section twelve of the bylaws.

10. Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year.

11. Appointment of Certifying Accountants for the fiscal year ending June 30, 2025.

12. Approval of compensation payable to Certifying Accountants for the fiscal year ended June 30, 2024.

13. Consideration for approval of the distribution of up to 25,700,000 own shares to the shareholders in proportion to their holdings pursuant to the provisions of section 67 of Law No. 26,831.

14. Ratification of the cash dividend distribution made on May 2, 2024, through the reversal of reserves.

15. Consideration for approval of the application of treasury shares to the implementation of an incentive plan for IRSA’s management and Directors for up to 1% of the issued shares. Authorizations for the submission of the compensation program to the CNV.

16. Consideration for approval of the request for issuance and supplementary public offering of common shares due to the adjustment in the number of shares to which the options issued under the capital increase authorized by Resolution No. RESFC-2021-20968-2021 APN-DIR#CNV dated February 8, 2021, of the CNV are entitled to. Delegation to the Board of Directors for its implementation with the broadest powers. Regarding this item, the Board of Directors proposes to request authorizations for the issuance and public offering of common shares additional to the common shares that were authorized in the capital increase made in 2021, so that if all outstanding warrants are exercised, the necessary shares are duly authorized to comply with the options contract entered into on April 29, 2021.

17. Consideration for approval of the merger by absorption of Centro de Entretenimientos La Plata S.A. (“CELAP”) with IRSA and approval of the separate and consolidated financial statements of the merger prepared for this purpose. Consideration for approval of the prior merger agreement by absorption. Authorizations and delegations and appointment of representatives to execute the final agreements and other procedures.

18. Authorization to carry out registration proceedings relating to a shareholders’ meeting before the CNV, ByMA, Caja de Valores and the IGJ.

Exercise of Warrants

On October 2, 2024, IRSA informed that between September 17, 2024, and September 25, 2024, certain holders of warrants had exercised their right to acquire additional shares. Therefore, a total of 5,433,980 common shares of the Company were issued with a face value of ARS 10.00. As a result of this exercise, IRSA was paid USD 1,797,017.

 After the exercise of these warrants, the number of shares of the Company increased from 741,459,162 to 746,893,142 with a face value of ARS 10.00, and the new number of outstanding warrants decreased from 75,668,184 to 71,510,561.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the prospectus dated April 12, 2021 and the complementary notices regarding the offer by the Company of 80,000,000 ordinary book-entry shares and 80,000,000 options to subscribe for ordinary shares.

261 Della Paolera floor sale

On October 15, 2024, IRSA informed that it has sold a floor of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 sqm and 8 parking lots located in the building.

The transaction price was approximately USD 7.1 million (MEP) (~USD/sqm 6,000), of which USD 6.0 million has already been paid and the balance of USD 1.1 million, granted with a mortgage, will be paid in 24 monthly installments accruing an interest rate of 8% annually.

After this operation, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,670 sqm in addition to parking lots and other complementary spaces.

The financial result of this operation will be recognized in the IRSA’s financial statements for the second quarter of fiscal year 2025.

Local Bond Issuance – Series XXII & XXIII Notes

On October 21, 2024, IRSA informed the results of the auction for two series of notes on the local market for a total amount of USD 67.3 million through the following instruments:

• Series XXII: Denominated in dollars for USD 15.8 million, with 5.75% interest rate and semiannual interest payments (first payment will be on July 23, 2025). The capital amortization will be 100% at maturity, on October 23, 2027. The issuance price will be 100.0%.

• Series XXIII: Denominated in dollars for USD 51.5 million, with 7.25% interest rate and semiannual interest payments (first payment will be on July 23, 2025). The capital amortization will be 100% at maturity, on October 23, 2029. The issuance price will be 100.0%.

The settlement for both notes is expected to be on October 23, 2024, and the funds will be mainly used to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

B. Business Overview

General

We are a leading Latin American agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Argentina and Brazil as well as in other Latin American countries, through our investment in Brasilagro. We are currently involved in several farming activities including grains, sugarcane production and cattle raising. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. In addition, we lease land to third parties and perform agency and agro-industrial services. Our shares are listed on the NASDAQ and the ByMA.

We are also directly and indirectly engaged in the real estate business through IRSA and its subsidiaries and joint ventures, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping malls, premium offices, and luxury hotels in Argentina. IRSA’s shares are listed on the ByMA and the NYSE. We own 55.40% of the outstanding common shares of IRSA.

During the fiscal year ended June 30, 2024 and 2023, we had consolidated revenues of ARS 711,373 million, and ARS 707,412 million, and consolidated loss from operation, before financing and taxation, of ARS 103,283 million and ARS 69,881 million, respectively. During the fiscal year ended June 30, 2024 and 2023, our total consolidated assets decreased 14.39% from ARS 3,972,964 million to ARS 3,473,111 million, and our consolidated shareholders’ equity decreased 14.75% from ARS 1,794,577 million to ARS 1,563,910 million.

Segment information is analyzed based on products and services: (i) agricultural business and (ii) urban properties and investment business.

Agricultural Business

Our Agricultural business is further comprised of four reportable segments:

●

The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; leasing of the Company's farms to third parties; and planting, harvesting and sale of sugarcane. Our Agricultural production segment had assets of ARS 593,357 million and ARS 621,417 million as of June 30, 2024 and 2023, respectively, representing 81.31% and 79.26% respectively of our agricultural business assets at both dates. Our Agricultural production segment generated profit from operations of ARS 3,336 million and loss from operations of (ARS 29,609) million for fiscal years ended June 30, 2024 and 2023, respectively, representing 4.92% and (150.44%), of our consolidated profit from operations from Agricultural Business for such years, respectively.

The segment “agricultural production” aggregate the crops, cattle, sugarcane and agricultural rental and services activities:

●	Our “Crops” activity consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation, the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops activity had assets of ARS 409,468 million and ARS 390,028 million as of June 30, 2024 and 2023, respectively, representing 56.11% and 49.75% of our Agricultural Business assets at such dates, respectively. Our Crops activity generated profit from operations of ARS 4,339 million and loss from operations of (ARS 4,652) million for fiscal years ended June 30, 2024 and 2023, respectively, representing 6.39% and (23.64%), of our consolidated profit from operations from Agricultural Business for such years, respectively.

●	Our “Cattle” activity consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle activity had assets of ARS 78,168 million and ARS 97,260 million as of June 30, 2024 and 2023, respectively, representing 10.71% and 12.40% of our agricultural business assets at such dates, respectively. Our Cattle activity generated loss from operations of (ARS 5,148) million and (ARS 20,500) million for fiscal years ended June 30, 2024 and 2023, respectively, representing (7.59%) and (104.16%), of our consolidated profit from operations from Agricultural Business for such years, respectively.

●	Our “Sugarcane” activity consists of planting, harvesting and sale of sugarcane. Our Sugarcane activity had assets of ARS 90,228 million and ARS 133,572 million as of June 30, 2024 and 2023, respectively, representing 12.36% and 17.04% of our agricultural business assets at such dates, respectively. Our Sugarcane activity generated profit from operations of ARS 3,066 million and loss from operations of (ARS 7,073) million for fiscal years ended June 30, 2024 and 2023, representing 4.52% and (35.94%) of our consolidated profit from operations from Agricultural Business for such years, respectively.

●	Our “Agricultural rentals and Services” activity consists of agricultural services (for example: irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services activity had assets of ARS 15,493 million and ARS 557 million as of June 30, 2024 and 2023, respectively, representing 2.12% and 0.07% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services activity generated profit from operations of ARS 1,079 million and ARS 2,616 million for fiscal years ended June 30, 2024 and 2023, respectively, representing 1.59% and 13.29% of our consolidated profit from operations from Agricultural Business for such years, respectively.

●	Our “Land transformation and Sales” segment comprises gains from the disposal and development of farmlands activities. Our Land Transformation and Sales segment had assets of ARS 68,378 million and ARS 99,759 million as of June 30, 2024 and 2023, respectively, representing 9.37% and 12.72% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated profit from operations of ARS 57,414 million and ARS 37,261 million for fiscal years ended June 30, 2024 and 2023, respectively, representing 84.61% and 189.32% of our consolidated profit from operations from Agricultural Business for such years, respectively.

●	Our “Other segments” includes, principally, feedlot farming, slaughtering and processing in the meat refrigeration plant, among others. Our Others segment had assets of ARS 68,000 million and ARS 62,877 million as of June 30, 2024 and 2023, respectively, representing 9.32% and 8.02% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of ARS 11,689 million and ARS 17,216 million for fiscal years ended June 30, 2024 and 2023, representing 17.23% and 87.48% of our consolidated profit from operations from Agricultural Business for such years, respectively. The segment “Other segments” aggregate the activities Agro-industrial and Others.

●	The “Corporate” segment includes, principally, the corporate expenses related to the agricultural business. Our Corporate segment and corporate activity generated operating loss of (ARS 4,583) million and (ARS 5,187) million for fiscal years ended June 30, 2024 and 2023, representing (6.75%) and (26.36%) of our consolidated profit from operations from Agricultural Business for such years, respectively.

 Urban properties and investment business

We operate our business in Argentina through five reportable segments, namely “Shopping Malls,” “Offices,” “Sales and Developments,” “Hotels” and “Others” as further described below:

●	Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprising of lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 693,410 million and ARS 697,721 million as of June 30, 2024 and 2023, respectively, representing 35.67% and 29.58% of our operating assets for the urban properties and investment business at such dates, respectively. Our Shopping Malls segment generated operating profit of ARS 120,545 million and ARS 87,759 million for the fiscal year ended June 30, 2024 and 2023, respectively.

●	Our “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities. Our Offices segment had assets of ARS 304,603 million and ARS 449,856 million as of June 30, 2024 and 2023, respectively, representing 15.67% and 19.07% of our operating assets for the urban properties and investment business at such dates, respectively. Our Offices segment generated an operating loss of (ARS 56,829) million and (ARS 6,527) million for the fiscal year ended June 30, 2024 and 2023, respectively.

●	Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 782,961 million and ARS 1,061,289 million as of June 30, 2024 and 2023, respectively, representing 40.27% and 44.99% of our operating assets for the urban properties and investment business at such dates, respectively. Our Sales and Developments segment generated an operating loss of (ARS 268,723) million and (ARS 136,065) million for the fiscal years ended June 30, 2024 and 2023, respectively.

●	Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of ARS 31,381 million and ARS 35,035 million as of June 30, 2024 and 2023, respectively, representing 1.61% and 1.49% of our operating assets for the urban properties and investment business, respectively. Our Hotels segment generated an operating profit of ARS 17,952 million and ARS 10,782 million for the fiscal years ended June 30, 2024 and 2023, respectively.

●	Our “Others” primarily includes the entertainment activity through La Arena S.A. (former ALG Golf Center S.A.), La Rural S.A. and Buenos Aires Convention Center (Concession), We Are Appa, investments in associates such as GCDI and the financial activities carried out through Banco Hipotecario / BACS, as well as other investments in associates for both years. Our Others segment had assets of ARS 131,758 million and ARS 115,067 million as of June 30, 2024 and 2023, respectively, representing 6.78% and 4.88% of our operating assets for the urban properties and investment business, respectively. Our Others segment generating profit of ARS 24,932 million and loss (ARS 29,459) million for the fiscal years ended June 30, 2024 and 2023, respectively.

Agricultural Business

As of June 30, 2024, we owned 27 farms with approximately 599,744 hectares distributed in Argentina, Brazil, Bolivia and Paraguay and during the fiscal year ended June 30, 2024 approximately 613,192 hectares were used (including areas sold during the year) and distributed in Argentina, Brazil, Bolivia and Paraguay, of which approximately 109,773 hectares of the land used for crop production, approximately 67,313 hectares were for cattle production, 85,000 hectares were for sheep production and approximately 19,893 hectares were leased to third parties for crop and cattle production.

The remaining 331,214 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have assigned 22,087 hectares for crop production and 2,696 hectares for cattle production, 1,487 leased to third parties and the remaining 105,730 of land reserves are primarily natural woodlands. Also, during the fiscal year ended June 30, 2024, we leased 100,612 hectares to third parties for crop production and 11,596 hectares for cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land, and land under concession):

	2024(1)	2023(1)	2022(1)	2021(1)	2020(1)
Crops (2)	232,472	223,178	220,663	224,185	229,070
Cattle (3)	81,605	82,431	78,537	80,835	87,788
Sheep	85,000	85,000	85,000	85,000	85,000
Land Reserves	445,145	464,858	457,711	466,421	463,372
Own farmlands leased to third parties	21,380	28,064	25,103	25,908	23,655
Total	865,602	883,531	867,014	882,349	888,885

(1)   Includes Brazil, Paraguay, Agro-Uranga S.A at 34.86% and 132,000 hectares in Concession.

(2)   Includes wheat, corn, sunflower, soybean, sorghum and others.

(3)   Breeding and fattening.

Our Principal Business Activities

During the fiscal year ended June 30, 2024, we conducted our operations on 27 owned farms, through subsidiaries, and/or through affiliates, and 93 leased farms. Some of the farms that we own are dedicated to more than one productive activity simultaneously.

The following charts show, for the fiscal year ended June 30, 2024, the surface area in operation for each line of business (includes production in surfaces with double crops), as well as the hectares held as land reserves:

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

The following table presents, for the years indicated and in real terms, certain information related to the fields acquired during the last 12 fiscal years ended on June 30:

FY	Number of farms acquired	Acquisition value (million of ARS)
2012 – 2016	–	–
2017	1	31,234
2018 – 2019	–	–
2020	1	6,234
2021 – 2022	–	–
2023	2	55,726
2024	–	–

Land Sales

Occasionally we sell properties that have reached a considerable valuation to reinvest in new fields with greater potential. We consider the sale of farms based on a number of factors, including the future performance of the farm for farming, the potential appreciation of the farm, the availability of other investment opportunities and cyclical factors affecting global farm values.

On October 5, 2023, the Company sold a fraction of 4,262 hectares of land reserve with productive potential of “Los Pozos” farm, located in the Province of Salta, Argentina, keeping the ownership of approximately 235,300 hectares of the property. The transaction price was USD 2.3 million, of which we collected USD 0.9 million. The remaining balance of USD 1.4 million, guaranteed with a mortgage on the property, will be collected in 2 installments, the first of USD 0.27 million in September 2024 and the second of USD 1.13 million in September 2025. The book value of the fraction sold was ARS 119.2 million and the gain from the operation, which was recognized in the Company’s financial statements for the second quarter of fiscal year 2024, amounts to approximate ARS 722.9 million.

On December 14, 2023, the Company sold a fraction of 500 hectares of agricultural activity of “El Tigre” farm, located in the department of Trenel, province of La Pampa, Argentina, keeping the ownership of approximately 7,860 hectares of the property. The transaction price was USD 3.8 million (USD 7,500 per hectare), of which we collected USD 2.81 million. The remaining balance of USD 0.9 million, guaranteed with a mortgage on the property, will be collected in 2 installments, the first of USD 0.47 million on December 13, 2024, and the second of USD 0.47 million on December 12, 2025. The gain from the operation, which was recognized in the financial statements for the second quarter of fiscal year 2024, amounts to the approximate sum of ARS 2,779 million.

On March 26, 2024, BrasilAgro completed the sale of a fraction of 12,335 hectares (8,796 productive hectares) of the “Chaparral” farm located in Correntina, State of Bahia, Brazil. As of the date of this Annual Report, a remainder of 24,885 hectares of this farm remains in possesion of BrasilAgro. The total amount of the transaction was set at BRL 364.5 million, subject to price variation on the soybeans bags, and the farm was valued on books at BRL 34.0 million. The internal rate of return in U.S. dollars achieved was approximately 7.8%. The gain from the operation was recognized in the financial statements for the fourth quarter of the fiscal year ended June 30, 2024.

On September 30, 2024, the Company informed that it had sold a 3,630 hectares fraction of land reserve with productive potential of the “Los Pozos” farm, located in the Province of Salta, Argentina, maintain the ownership of approximately 231,700 hectares of the property. The total amount of the transaction was USD 2.23 million (USD/ha 614), of which we collected USD 1.1 million as of the date of this Annual Report. The remaining balance of USD 1.13 million, which is guaranteed with a mortgage on the property, will be collected in one installment in September 2025. The book value of the fraction sold was ARS 56 million and the gain from the transaction, which will be recognized in the Company’s financial statements for the first quarter of fiscal period 2025, amounted to approximately ARS 2,150 million. Please see “Recent Developments — Cresud’s Recent Developments — Farmland Fraction Sale - Los Pozos”.

For more information see: “Significant acquisitions, dispositions and development of business—Agricultural Business”.

Land productivity potential

We believe that our agricultural lands have significant productivity potential and, through the implementation of best agricultural practices and application of our accumulated knowledge and experience, we are able to enhance the value of our agricultural lands.

As of June 30, 2024, we owned land reserves in the region extending over more than 331,214 hectares of our own farmlands that were purchased at very attractive prices. In addition, we have a concession of 105,730 hectares as reserved.

During this fiscal year, we added to our portfolio 4,916 productive hectares in the region: 1,300 hectares in Argentina and 3,616 hectares in Brazil though BrasilAgro.

Newly Developed Area	FY 2024	FY 2023
	(hectares)
Argentina	1,300	1,452
Brazil	3,616	2,826
Paraguay	–	2,784
Total	4,916	7,062

Results

The following table shows the land transformation segment results for fiscal year 2024, compared to the preceding fiscal year:

	FY 2024	FY 2023	YoY var
			2024 vs. 2023
	(in millions of ARS)%
Revenues	—	—	—
Costs	(228)	(275)	(17.1)
Gross Loss	(228)	(275)	(17.1)
Net result for changes in fair value of investment properties	(7,454)	(8,804)	(15.3)
Gain from disposition of farmlands	52,612	55,825	(5.8)
General and administrative expenses	(63)	(52)	21.2
Selling expenses	(1,189)	(48)	2,377.1
Other operating results, net	13,736	(9,385)	—
Profit from operations	57,414	37,261	54.1
Segment profit	57,414	37,261	54.1

Agricultural Production

Production

The following table shows, for the fiscal years indicated, our production volumes measured in tons:

Production Volume (1)	FY2024	FY2023	FY2022	FY2021	FY2020
Corn	348,302	291,236	401,104	342,726	433,910
Soybean	329,890	302,430	327,176	339,954	359,055
Wheat	28,800	21,419	35,398	36,594	43,862
Sorghum	11,965	8,978	15,469	26,704	5,895
Sunflower	971	9,617	3,493	4,846	2,573
Cotton	18,038	12,343	7,157	8,781	3,519
Other	25,952	6,890	15,068	16,628	8,676
Total Crops (tons)	763,918	652,913	804,865	776,233	857,490
Sugarcane (tons)	1,488,530	1,640,394	2,187,134	2,364,535	2,360,965
Cattle (tons)	9,982	9,743	8,746	9,956	11,783

(1)   Includes BrasilAgro. Agro-Uranga S.A. is not included.

Crops and Sugarcane

Our crop production is mainly based on crops and oilseeds and sugarcane. Our main crops include soybean, wheat, corn, and sunflower. Other crops, such as sorghum and peanut, are sown occasionally and represent only a small percentage of total sown land.

Below is the geographical distribution of our agricultural production for the last five fiscal years:

2024 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	233,024	111,200	2,377	1,701	348,302
Soybean	118,197	203,334	—	8,359	329,890
Wheat	28,800	—	—	—	28,800
Sorghum	9,242	2,578	—	145	11,965
Sunflower	971	—	—	—	971
Cotton	1,002	14,737	2,299	—	18,038
Other	10,612	15,263	77	—	25,952
Total Crops and Other	401,848	347,112	4,753	10,205	763,918
Sugarcane	—	1,329,888	—	158,642	1,488,530

2023 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	159,246	117,642	819	13,528	291,235
Soybean	92,423	183,453	16,119	10,435	302,430
Wheat	21,419	8,588	—	3,755	33,762
Sorghum	4,899	—	—	—	4,899
Sunflower	8,710	4,091	—	(12)	12,789
Cotton	—	752	155	—	907
Other	6,890	—	—	—	6,890
Total Crops and Other	293,587	314,526	17,093	27,706	652,912
Sugarcane	—	1,523,387	117,007	—	1,640,394

2022 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	259,059	131,155	3,877	7,013	401,104
Soybean	129,276	180,509	17,391	—	327,176
Wheat	34,938	—	460	—	35,398
Sorghum	26,232	292	180	—	26,704
Sunflower	3,493	—	—	—	3,493
Cotton	—	7,157	—	—	7,157
Other	7,178	7,549	5	336	15,068
Total Crops and Other	460,176	326,662	21,913	7,349	816,100
Sugarcane	—	2,083,485	103,649	—	2,187,134

2021 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	233,900	99,441	7,127	2,258	342,726
Soybean	151,808	168,747	15,907	3,492	339,954
Wheat	36,594	—	—	—	36,594
Sorghum	26,232	292	180	—	26,704
Sunflower	4,846	—	—	—	4,846
Cotton	—	8,781	—	—	8,781
Other	4,120	7,207	—	5,301	16,628
Total Crops and Other	457,500	284,468	23,214	11,051	776,233
Sugarcane	—	2,196,119	168,416	—	2,364,535

2020 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	334,821	89,900	4,264	4,925	433,910
Soybean	179,023	157,949	19,608	2,475	359,055
Wheat	43,862	—	—	—	43,862
Bean	—	4,371	—	—	4,371
Sorghum	5,895	—	—	—	5,895
Sunflower	2,573	—	—	—	2,573
Cotton	—	3,519	—	—	3,519
Other	4,133	172	—	—	4,305
Total Crops and Other	570,307	255,911	23,872	7,400	857,490
Sugarcane	—	2,217,714	143,251	—	2,360,965

Sales

Below is the total volume sold broken down into geographical areas, measured in thousands of tons:

Volumen of Sales (3)	FY2024			FY2023			FY2022			FY2021			FY2020
	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total
Corn	241.4	110.1	351.49	184.5	97.6	282.1	295.2	72.5	367.7	286.6	70.0	356.6	325.4	64.1	389.5
Soybean	150.2	119.9	270.12	163.9	114.7	278.6	255.0	128.0	383.0	229.3	56.1	285.4	310.2	110.2	420.4
Wheat	31.1	—	31.14	16.9	—	16.9	34.1	—	34.1	31.6	3.1	34.7	43.8	—	43.8
Sorghum	4.2	—	4.17	15.5	—	15.5	30.0	—	30.0	3.4	—	3.4	0.8	—	0.8
Sunflower	3.5	—	3.52	8.3	—	8.3	3.0	—	3.0	4.7	—	4.7	9.3	—	9.3
Cotton	15.1	3.6	18.71	6.9	—	6.9	3.3	1.3	4.6	7.2	—	7.2	2.4	2.1	4.5
Others	18.2	—	18.15	9.5	—	9.5	9.8	1.4	11.2	6.4	1.0	7.4	5.0	—	5.0
Total Crops (thousands of tons)	463.7	233.6	697.3	405.5	212.3	617.7	630.4	203.2	833.6	569.2	130.2	699.4	696.9	176.4	873.3
Sugarcane (thousands of tons)	1,488.5	—	1,488.5	1,640.4	—	1,640.4	1,997.3	—	1,997.3	2,169.9	—	2,169.9	2,226.2	—	2,226.2
Cattle (thousands of tons)	49.5	—	49.5	10.4	—	10.4	12.5	—	12.5	16.6	—	16.6	19.3	—	19.3

(1)	Volume of sales in domestic market.

(2)	Volume of sales in foreign market.

(3)	Includes BrasilAgro. Excludes Agro-Uranga.

The following table shows the sown surface area assigned to crop production, classified into own, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	2024 (1)	2023 (1)	2022 (1)	2021 (1)	2020 (1)
Own	114,674	113,720	113,452	109,576	105,799
Under lease	124,844	121,713	122,662	130,940	138,867
Under concession	22,087	22,314	22,121	22,771	26,409
Leased to third parties	21,380	27,994	23,778	24,133	13,837
Total	282,985	285,741	282,013	287,420	284,912

____________________

(1)	Includes double crops, all farms in Argentina, Bolivia, Paraguay and Brazil, and Agro-Uranga (Associated – 34.86%).

	Season
Stock of crops	2024	2023	Variation
	(in tons)%
Corn	30,993	87,470	(64.6)
Soybean	122,491	61,593	98.9
Sunflower	612	3,146	(80.5)
Sorghum	6,680	759	780.1
Wheat	2,159	4,979	(56.6)
Cotton	3,818	9,589	(60.2)
Beans	7,351	2,915	152.2
Other	3,755	8,665	(56.7)
Total	177,859	179,116	(0.7)

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

Agro-Uranga S.A.

As of June 30, 2024, our holding in Agro-Uranga was 34.86%. This company optimizes production processes with special emphasis in soil conservation, the application of rational techniques and care of the environment.

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

The initial duration of the lease agreements is for one agricultural season on 60% of the area we lease and for two or three agricultural seasons on the remaining 40%, a model we aim to increase each year.

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

During the fiscal year 2024, we leased to third parties a total of 93 farms, covering 120,410 hectares, including 65,218 hectares through BrasilAgro. Out of the total leased area 100,612 hectares were assigned to agricultural production including double crops, and 11,526 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of sharecropping agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2024	2023	2022	2021	2020
Crops	100,612	99,183	100,470	107,013	111,001
Cattle	11,596	13,821	12,590	12,635	12,635

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2024 for Crops and Sugarcane activities, compared to the preceding fiscal year:

Crops

	FY 2024	FY 2023	YoY var 2024 vs. 2023
	(in millions of ARS)%
Revenues	185,493	202,744	(8.5)
Costs	(168,775)	(178,594)	(5.5)
Initial recognition and changes in the fair value of biological assets and agricultural produce	8,513	15,965	(46.7)
Changes in the net realizable value of agricultural produce	7,172	(9,394)	—
Gross profit	32,403	30,721	5.5
General and administrative expenses	(14,070)	(11,937)	17.9
Selling expenses	(25,371)	(21,779)	16.4
Other operating results, net	9,826	(1,040)	—
Profit/(Loss) from operations	2,788	(4,035)	—
Share of profit of associates and joint ventures	1,551	(617)	—
Profit/(Loss) from Activity	4,339	(4,652)	—

Sugarcane

	FY 2024	FY 2023	YoY var 2024 vs. 2023
	(in millions of ARS)%
Revenues	47,363	45,241	4.7
Costs	(42,128)	(47,838)	(11.9)
Initial recognition and changes in the fair value of biological assets and agricultural produce	3,179	(1,393)	—
Gross profit/(Loss)	8,414	(3,990)	—
General and administrative expenses	(2,975)	(3,061)	(2.8)
Selling expenses	(1,499)	(1,724)	(13.1)
Other operating results, net	(874)	1,702	—
Profit/(Loss) from operations	3,066	(7,073)	—
Profit/(Loss) from Activity	3,066	(7,073)	—

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June, 2024, our cattle aggregated 75,472 heads, and we had a total surface area of 81,605 hectares of own and leased lands devoted to this business activity.

During the fiscal year ended June 30, 2024, our production was 9,982 tons, an 2.5% year-on-year increase. The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	2024	2023	2022	2021	2020
Cattle production(1)	9,982	9,743	8,746	9,956	11,783

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

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management are expected to further improve pregnancy levels in the coming years. Reproductive indicators improved thanks to the implementation of technologies, which have included handling techniques and females’ artificial insemination with cattle genetics especially selected for the stock which is purchased from specialized companies in quality semen elaboration for meat production. We use veterinarian products manufactured by leading national and international laboratories. The work of a veterinarian advising committee, is external to us and consists of visits to each establishment monthly to control and agree tasks.

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

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of heads of cattle for each activity:

	2024	2023	2022	2021	2020
Breeding stock	62,947	70,635	66,532	58,086	63,073
Winter grazing stock	12,525	5,357	4,798	4,972	10,539
Total Stock (heads)	75,472	75,992	71,330	63,058	73,612

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

Our emphasis on improving the quality of our herd also includes the use of animal health-related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly foot-and-mouth disease or FMD.

Direct costs of beef production consist primarily of crops for feeding and dietary supplementation purposes, animal health and payroll costs, among others.

Results

The following table shows cattle activity’s results for fiscal year 2024, compared to the preceding fiscal years:

	FY 2024	FY 2023	YoY var 2024 vs. 2023
	(In millions of ARS)%
Revenues	25,495	19,881	28.2
Costs	(20,404)	(17,194)	18.7
Initial recognition and changes in the fair value of biological assets and agricultural produce	(6,353)	(20,200)	(68.5)
Changes in the net realizable value of agricultural produce after harvest	2	(37)	—
Gross profit/(loss)	(1,260)	(17,550)	(92.8)
General and administrative expenses	(1,920)	(1,631)	17.7
Selling expenses	(1,594)	(1,360)	17.2
Other operating results, net	(376)	52	—
Profit/(loss) from operations	(5,150)	(20,489)	(74.9)
Profit from Joint Ventures	2	(11)	—
Activity profit/(loss)	(5,148)	(20,500)	(74.9)

Leases and Agricultural Services

We lease own farms to third parties for agriculture. On the one hand, in our farms under irrigation in the Province of San Luis (Santa Bárbara and La Gramilla) enter into production agreements to seed companies. These farms are ideal for obtaining steady production levels, given the quality of their soil and the weather conditions of the area, along with the even humidity provided by irrigation.

On the other hand, when market conditions are favorable, we lease farms recently put into production after agricultural development. In this way, we manage to reduce our production risk, ensuring fixed rental income until the new farms reach stable productivity levels.

Results

The following table shows Leases and Agriculture Services’s results for fiscal year 2024, compared to the preceding fiscal years:

	FY 2024	FY 2023	YoY var 2024 vs. 2023
	(In millions of ARS)%
Revenues	10,031	10,507	(4.5)
Costs	(7,729)	(6,316)	22.4
Gross profit	2,302	4,191	(45.1)
General and administrative expenses	(676)	(851)	(20.6)
Selling expenses	(470)	(635)	(26.0)
Other operating results, net	(77)	(89)	(13.5)
Profit from operations	1,079	2,616	(58.8)
Activity profit	1,079	2,616	(58.8)

Others

We include within “Others” the results coming from our investment in FyO.

Results

The following table shows Others activities’ results for fiscal year 2024, compared to preceding fiscal year:

	FY 2024	FY 2023	YoY var 2024 vs. 2023
	(In millions of ARS)%
Revenues	116,105	99,759	16.4
Costs	(84,412)	(63,584)	32.8
Gross profit	31,693	36,175	(12.4)
General and administrative expenses	(9,391)	(8,831)	6.3
Selling expenses	(13,645)	(9,177)	48.7
Other operating results, net	5,669	2,274	149.3
Profit from operations	14,326	20,441	(29.9)
Profit from associates	(2,637)	(3,225)	(18.2)
Segment Profit	11,689	17,216	(32.1)

Corporate

This segment includes, principally, the corporative expenses related to the agricultural business.

Results

The following table shows the “Corporate” segment’s results for fiscal year 2024, compared to preceding fiscal years:

	FY 2023	FY 2022	YoY var 2023 vs. 2022
	(In millions of ARS)%
Revenues	—	—	—
Costs	—	—	—
Gross profit	—	—	—
General and administrative expenses	(4,583)	(5,187)	(11.6)
Loss from operations	(4,583)	(5,187)	(11.6)
Segment loss	(4,583)	(5,187)	(11.6)

Futuros y Opciones.Com S.A. (FyO)

FyO is an Argentine company, leader in the agricultural business since more than 25 years that provides high-quality services, whose mission is to provide specialized agricultural products to feed the world in a responsible and sustainable way, generating opportunities and growth, integrating production services, process, logistics and marketing of special products from the farm to the final consumer. Working with top-level experts and suppliers, ensuring traceability and quality throughout the commercial chain, adding value to the agricultural production chain. As of June 30, 2024, our interest in FyO was 51.2%.

FyO owns 96.37% of Amauta Agro S.A. (AMAUTA), whose objective is to carry out activities of production, export and import, and national and international purchase and sale of raw materials and agricultural products, focused on soil nutrition, and also owns a 96.37% stake in Fyo Acopio S.A. whose objective is the wholesale consignment of cereals and oilseeds, as well as the storage and conditioning service in the collection plant and the sale of agricultural inputs.

On August 2, 2023, FYOFOODS S.A.U. was established, with the main activity of production, formulation, marketing, national and/or international buy and sell, consignment, collection, storage, processing, export and/or intermediation of goods, raw materials, products, by-products, and/or derivatives of agricultural exploitation. As of June 30, 2024, FyO interests in FYOFOODS S.A.U. was 100%.

Additionally, on December 7, 2023, the sale of the companies Amauta Agro Uruguay S.A. and Amauta Agro S.A. (Paraguay) was carried out, resulting in a gain from discontinued operations.

Agrofy

During 2024, Agrofy focused on generating revenue with positive margins in the business units of Memberships, Transactions, Agrofy News, and Agrofy Pay, optimizing and reducing associated costs. Despite Argentina’s economic difficulties, which are reflected in a decrease in income and costs compared to the previous year, we managed to maintain the number of visits to the website and increase the number of registered users thanks to the plans implemented.

The main objectives of Agrofy are:

•	to continue consolidating the membership and transaction business in the country;

•	achieve effectiveness in the organizational structure by analyzing the need for the resources used to accomplish objectives efficiently;

•	encourage the growth of the payment platform through Agrofy Pay, being a reliable payment solution within the industry; and

•	development of “Clementina,” an assistant developed with Artificial Intelligence that helps the producer search within the Marketplace catalog for the products that best meet their requirements.

Farmland Portfolio

As of June 30, 2024, we owned, together with our subsidiaries, 27 farms, with a total surface area of 599,744 hectares.

The following table sets forth our farm portfolio as of June 30, 2024:

	Potential use of farms owned and under concession as of June 30, 2024
	Locality	Province	Date of Acquisition	Surface Area (has)	Main Business	Cattle (has)(3)	Sheep (has) (3)	Agriculture (has) (3)	Cattle (2) (Head)
El Recreo	Recreog	Catamarca	May ‘95	12,395	Natural woodlands
Los Pozos (4)	JV González	Salta	May ‘95	235,377	Cattle/ Agriculture/ Natural woodlands	32,697		22,719	38,404
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,396	Agriculture	146		1,031
Las Playas (1)	Idiazabal	Córdoba	May ‘97	1,497	Agriculture			1,497
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation			4,968
La Suiza	Villa Angela	Chaco	Jun ‘98	26,371	Agriculture/ Cattle	18,100		1,269	11,137
El Tigre	Trenel	La Pampa	Apr ‘03	7,860	Agriculture	240		6,498	4,266
San Pedro	Concepción de Uruguay	Entre Ríos	Sep ‘05	3,584	Agriculture	1,355		1,890	774
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	101
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	674	Natural woodlands
Establecimiento Mendoza	Finca Lavalle	Mendoza	Nov ‘03	9	Natural woodlands
Los Sauces	Conhello	La Pampa	Jun ‘23	1,250	Agriculture			1,200
Jatoba	Jaborandi/BA	Brazil	Mar ‘07	8,868	Agriculture			7,006
Alto Taquarí	Alto Taquarí/MT	Brazil	Aug ‘07	1,380	Agriculture			696
Chaparral	Correntina/BA	Brazil	Nov ‘07	24,885	Agriculture			17,336
Nova Buriti	Januária/MG	Brazil	Dec ‘07	24,212	Forestry
Preferência	Barreiras/BA	Brazil	Sep ‘08	17,799	Agriculture / Natural woodlands	7,335		391	11,301
São José	São Raimundo das Mangabeiras/MA	Brazil	Feb ‘17	17,566	Agriculture			8,184
Arrojadinho	Jaborandi/BA	Brazil	Jan ‘20	16,642	Agriculture	3,184		5,622	2,588
Rio do Meio	Correntina/BA	Brazil	Jan ‘20	5,750	Agriculture			4,127
Serra Grande	Baixa Grande do Ribeiro/PI	Brazil	Apr ‘20	4,489	Agriculture			2,758
Panamby	Querencia/MT	Brazil	Sep ‘22	10,844	Agriculture			5,379
Marangatu/Udra	Mariscal Estigarribia	Paraguay	Feb ‘09	58,722	Agriculture/ Natural woodlands	4,155		11,964	3,725
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,555	Agriculture			4,102
San Rafael	Santa Cruz	Bolivia	Nov ‘08	3,109	Agriculture			2,814
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,356	Agriculture			1,860
Subtotal Owned				599,744		67,313	85,000	113,311	72,195
Agropecuaria Anta S.A	Las Lajitas	Salta		132,000		2,696		22,087	—
Subtotal Under Concession				132,000		2,696		22,087	—
Total				731,744		70,009	85,000	135,398	72,195

(1)	Hectares in proportion to our 34.86% interest in Agro-Uranga S.A.

(2)	Does not include sheep or cattle in sold or rented fields.

(3)	Represents the potential use of the farms during the fiscal year.

(4)

On September 30, 2024, the Company informed that it had sold a 3,630 hectares fraction of land reserve with productive potential of the “Los Pozos” farm. Please see “Recent Developments — Cresud’s Recent Developments — Farmland Fraction Sale - Los Pozos”.

Additional information about our Farmlands

Argentina

El Recreo

“El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall, which do not excess of 400 mm. This farm is maintained as a productive reserve.

Los Pozos

“Los Pozos” farm located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as soybean, sorghum and corn, among others. For the fiscal year ended June 30, 2024, we used 22,719 hectares in agricultural production, 4,800 hectares were leased to third parties, and there were 38,404 heads of cattle in this farm.

On October 5, 2023, we sold a fraction of 4,262 hectares fraction of land reserve with productive potential of “Los Pozos” farm, keeping the ownership of approximately 235,300 hectares of the property.

On September 30, 2024, the Company informed that it had sold a 3,630 hectares fraction of land reserve with productive potential of the “Los Pozos” farm. For more information see “Recent Developments — Cresud’s Recent Developments — Farmland Fraction Sale - Los Pozos”.

San Nicolás

“San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2024, 5,618 hectares were planted for agricultural production, including double crops, and 146 hectares were used for cattle. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

“Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. It is located in the Province of Córdoba, and it is used for agricultural purposes. As of June 30, 2024, the farm had a sown surface area, including double crops, of 6,509 hectares for crop production.

La Gramilla and Santa Bárbara

These farms have a surface area of 7,072 hectares and it is located in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high-quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2023/2024 crop season, a total of 6,157 hectares were sown, including double crops. The remaining hectares were allocated to land reserves.

La Suiza

“La Suiza” farm has, at the end of the fiscal year, a surface area of 26,371 hectares and is located in Villa Ángela, Province of Chaco. It is used for agriculture and raising cattle. As of June 30, 2024, “La Suiza” had a stock of approximately 11,137 heads of cattle. During the 2023/2024 season, we used 1,269 hectares for agricultural production and 18,100 for livestock production.

El Tigre

“El Tigre” farm was acquired on April 30, 2003, and has a surface area of 7,860 hectares. It is located in Trenel, Province of La Pampa. As of June 30, 2024, 7,717 hectares were assigned to crop production, including double crops. On December 14, 2023, Cresud completed the sale of a fraction of 500 hectares of agricultural activity of the establishment. For more information see “Item 4. Information on the Company — A. History and Development of the Company — Significant acquisitions, dispositions and development of business — Agricultural Business — Sale of fraction of “El Tigre” farm.”

San Pedro

“San Pedro” farm was purchased on September 1, 2005. It has a surface area of 3,582 hectares (1,355 of which are used for breeding livestock) and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2023/2024 crop season, 2,635 hectares were used for agricultural production, including double crops. As of June 30, 2024, there were 774 heads of cattle in this farm.

8 de Julio and Estancia Carmen

“8 de Julio” farm was acquired on May 15, 2007, and has a surface area of 90,000 hectares. It is in the Department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm, a coast stretches over 20 kilometers. “Estancia Carmen” was acquired on September 5, 2008, and has a surface area of 10,911 hectares. It is in the Province of Santa Cruz, next to our “8 de Julio” farm.

Cactus

The property has a surface area of 171 hectares. It is located in Villa Mercedes, Province of San Luis. Given the proximity to the urban areas, it has potential for urban development.

Finca Mendoza

In March 2011, we acquired a farm located in the province of Mendoza, Department of Luján de Cuyo, with a surface area of 674 hectares, which is currently maintained as a productive reserve.

Los Sauces

On June 30, 2023, “Los Sauces” farm was acquired and has a surface area of 1,250 hectares for agriculture located in the department of Conhello, in the province of La Pampa. In the course of the 2023/2024 crop season, 1,205 hectares were used for agricultural production, including double crops.

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

Within the contracts framework with the state company Salta Forestal S.A., through which rural properties were granted to Cresud, the Government of the Province of Salta has decreed -through executive orders 815/20, 395/21, 396/21, 397 /21, 398/21, 129/23, 130/23, 131/23, 132/23, 133/23, 134/23 and 135/23 - the rejection of the hierarchical appeals filed by Cresud against the fees liquidation made by Salta Forestal S.A. and, depending on the campaign, by the Department of Agriculture Affairs for the 2013/2014, 2014/2015, 2016/2017, 2017/2018, 2018/2019, 2019/2020 and 2021/2021 for the crops indicated. In this context, Cresud has initiated the judicial action against the aforementioned executive orders and in return the province of Salta has initiated an executive lawsuit and a garnishment for the amounts of the disputed amounts. To date, garnishment have been processed within the framework of file 726737/20 and in relation to executive order 815/20, for the sum of ARS 219 million, in the framework of file 739946/21 and in relation to executive order 395/21, for the sum of ARS 6 million, in the framework of file 742573/21 and in relation to executive order 396/21, for the sum of ARS 210 million, in the framework of file 739937/21 and in relation to executive order 397/21, for the sum of ARS 289 million, and within the framework of file 740034/21 and in relation to executive order 398/21, for the sum of ARS 260 million  In this regard, and based on the executive orders issued by the Government of Salta and in accordance with what was reported by our external advisory lawyers, the contingency is estimated in the amount of ARS 978 million.

Brazil (through our subsidiary BrasilAgro)

Jatobá

Jatobá is a farm in the northeastern region of Brazil, with a total surface area of 8,868 hectares. Jatobá was acquired in March 2007. We consider that this farm is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia. During the 2023/2024 season, 6,729 hectares were used for agriculture.

Alto Taquarí

Alto Taquarí is located in the municipal district of Alto Taquarí, State of Mato Grosso, with a total surface area of 1,380 hectares. The farm was acquired in August 2007. Before we purchased it, the farm had been used for agriculture and cattle raising. Following its transformation, it is being used for sugarcane production.

On October 22, 2024, Brasilagro informed that it has completed the second stage of the sale of Fazenda Alto Taquarí. The second stage involved the sale of 1,157 arable hectares. The sale price was 1,100 soybean bags per arable hectare, totaling approximately BRL 189.4 million (~BRL 163,755 per arable hectare), which will be recognized in the second quarter of the fiscal year 2025 (values updated as of today). With this stage completed, Brasilagro has transferred ownership and ceased operations in this area. The first stage was completed in October 2021 and involved the sale of 1,537 arable hectares, totaling 3,723 hectares (2,694 arable hectares).

With this sale, all the plateau areas of Fazenda Alto Taquarí have been sold, leaving a remaining portfolio of 1,380 hectares (includes both stages of sales described above). The remaining area is adjacent to the already sold land but has different soil and altitude characteristics. Although they are not plateau areas, they are currently being used for sugarcane cultivation.

Chaparral

Chaparral is a 24,885-hectare farm, with 17,336 hectares dedicated to agriculture production. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007.

Nova Buriti

Located in the municipal district of Januária, State of Minas Gerais, Nova Buriti has a surface area of 24,212 hectares. Nova Buriti was acquired in December 2007. It is located in the southeastern region of Brazil and it is close to the large iron industries. We are currently in the process of obtaining the necessary environmental permits in order to begin operations.

Preferencia

Preferência is located in the municipal district of Barreiras, in the State of Bahia. It has a total surface area of 17,799, with 7,335 hectares for livestock activities. It was acquired in September 2008. The farm is being transformed into a pasturing area and will be later developed for agricultural purposes.

Sao José

Located in São Raimundo das Mangabeiras, in the state of Maranhão. With a total area of 17,566 hectares, with 8,184 hectares of arable area. It was acquired in February 2017.

Arrojadinho

Located in Jaborandi, in the state of Bahia. With a total area of 16,642 hectares, of which 5,622 hectares of arable area and 3,184 for livestock activities. It was acquired in January 2020.

Rio do Meio

Located in Correntina, in the state of Bahia. With a total area of 5,750 hectares, of which 4,127 hectares are used for agricultural activities. It was acquired in January 2020.

Serra Grande

Located in Baixa Grande do Ribeiro, in the state of Piauí. With a total area of 4,489 hectares, of which 2,758 hectares are agricultural hectares. It was acquired in May 2020.

Panamby

In September 2022, we acquired the Panamby farm, located in the municipality of Querência, in the State of Mato Grosso. The Panamby farm has an area of 10,844 hectares, 4,564 hectares of which are agricultural hectares.

Paraguay (through BrasilAgro)

Marangatú / Udra

We own, through BrasilAgro, the “Marangatú/UDRA” farms, located in Mariscal José Félix Estigarribia, Department of Boquerón, Paraguayan Chaco, Republic of Paraguay, with a total area of  58,722 hectares, 11,964 hectares of which are agricultural hectares and 4,155 for livestock activities.

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

Acres del Sud is the plaintiff in a lawsuit in the 2nd Room of the Agro-Environmental Court of Santa Cruz that seeks the invalidation of the Sanitation Final Resolution – RASS No. 0504/2021 of November 25, 2021, by which Instituto Nacional de Reforma Agrária e Servicio Nacional de Areas Protegidas - INRA (i) determined that the Acres del Sud fraction (previously known as Las Londras I, Las Londras II, and Las Londras III), is superimposed on the Guarayos Forest Reserve, declaring the illegality of the possession of Acres del Sud regarding the property called Acres del Sud in an area of 4,435.1 hectares; and (ii) declared it as non-available fiscal land, leaving only 50 hectares remaining out of a total of 4,485.1 hectares. On September 13, 2023, the 2nd Room of the Agro-Environmental Court of Santa Cruz dismissed the lawsuit as unfounded, maintaining the Sanitation Final Resolution – RASS No. 0504/2021 of November 25, 2021. On January 15, 2024, Acres del Sud filed a constitutional injunction to challenge a ruling issued by the Agro-Environmental Court, and on January 25, 2024, the Fourth Constitutional Chamber issued Judgment No. 04/24, annulling the decision issued on September 13, 2023, by the Agro-Environmental Court. The ruling determined that the Agro-Environmental Court must issue a new decision considering the arguments presented by the Constitutional Court. Based on the assessment of its external legal advisors in Bolivia, Acres del Sud believes it is likely that the Agro-Environmental Court will issue a favorable new ruling, which is why Acres del Sud has not made a provision regarding this matter. If a successful and a favorable new ruling is not issued, Acres del Sud will suffer an adverse impact of approximately USD 13.0 million.

San Rafael

On November 19, 2008, the bill of purchase for the “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 3,109 hectares, which were used for agricultural production during the 2023/2024 crop season.

La Primavera

On June 7, 2011, we acquired the “La Primavera” farm, located in the Province of Guarayos, Republic of Bolivia, with a surface area of approximately 2,356 hectares. During the 2023/2024 season, this farm was used for agricultural production.

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

Customers

For the fiscal year 2024, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 30 customers. Sales to our ten largest customers represented approximately 55% to 60% of our net sales. Some of these customers included Cargill, FASA, Bunge Alimentos S.A., ACA, GLENCORE, Quilmes, COFCO, Grobocopatel, Molinos Río de la Plata, Boomalt and Viterra. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options to hedge against a drop in prices. Approximately 89% of the futures and options contracts are closed through the Buenos Aires Grains Exchange and 11% in the Chicago Board of Trade for hedging purposes.

Our storage capabilities allow us to condition and store crops with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. In addition, we store crops in silo bags. On the other hand, in Brazil we have a total storage capacity of approximately 52,000 tons.

Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Frigorífico Swift, Arre Beef S.A., Colombo y Magliano S.A., Frimsa S.A and and Frigorífico General Pico S.A. at prices based on the cattle market for export and local categories.

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

Urban Properties and Investments Business (through our subsidiary IRSA)

As of June 30, 2024, our investment in IRSA’s common shares amounts to 55.40%.

The following information corresponds to data of the segments extracted from our subsidiary IRSA’s Annual Report and Financial Statements as of June 30, 2024.

Overview

Shopping Malls

As of June 30, 2024, IRSA owned a majority interest in, and operated a portfolio of, 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two of which are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest of which are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén.

As of June 30, 2024, IRSA portfolio’s leasable area totaled 336,545 sqm of GLA (excluding certain spaces occupied by hypermarkets, which are not our tenants). Real tenants’ sales of our shopping centers reached ARS 2,260,614 million in the fiscal year 2024 and ARS 2,366,060 million in the fiscal year 2023, 4.5%, in real terms, lower than 2023. The tenants’ sales of our shopping centers are relevant to our income and profitability because they are one of the factors that determine the amount of rent that we can collect from them. They also affect the overall occupancy costs of tenants as a percentage of their sales.

The following table shows certain information about IRSA’s shopping malls as of June 30, 2024:

	Date of					Our
	acquisition/			Number	Occupancy	ownership
Shopping malls	development	Location	GLA (1)	of stores	rate (2)	interest (3)	Rental revenue
			(sqm)		(%)	(%)	(in millions of ARS)
Alto Palermo	Dec-97	City of Buenos Aires	20,733	140	99.4	100	27,470
Abasto Shopping (4)	Nov-99	City of Buenos Aires	37,166	151	99.5	100	26,051
Alto Avellaneda	Dec-97	Buenos Aires Province	39,784	119	93.7	100	17,731
Alcorta Shopping	Jun-97	City of Buenos Aires	15,859	107	99.9	100	16,515
Patio Bullrich	Oct-98	City of Buenos Aires	11,395	90	91.2	100	8,611
Dot Baires Shopping	May-09	City of Buenos Aires	48,018	162	99.3	80	16,038
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,675	73	100	100	9,073
Distrito Arcos	Dec-14	City of Buenos Aires	14,508	63	100	90	13,412
Alto Noa Shopping	Mar-95	Salta	19,427	83	99.4	100	5,399
Alto Rosario Shopping	Nov-04	Santa Fe	34,858	130	93.7	100	17,532
Mendoza Plaza Shopping	Dec-94	Mendoza	41,511	118	98.6	100	7,907
C rdoba Shopping	Dec-06	C rdoba	15,368	98	99.5	100	6,056
La Ribera Shopping	Aug-11	Santa Fe	10,542	67	91.7	50	1,623
Alto Comahue	Mar-15	Neuqu n	11,701	84	99.4	99.95	5,307
Patio Olmos (5)	Sep-07	C rdoba
Total			336,545	1,485	97.6		178,725

______________________

(1)	Corresponds to GLA at each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3)	IRSA’s effective interest in each of its business units.
(4)	Excludes Museo de los Niños which represents 3,732 square meters in Abasto
(5)

Does not include the rental revenues of Patio Olmos. IRSA owns the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.

Tenant retail sales

During the fiscal year 2024, the sales of IRSA’s shopping malls tenants reached ARS 2,260,614 million, decreasing by 4.5% compared to the previous fiscal year.

Tenants’ sales of shopping malls located in the City of Buenos Aires and Greater Buenos Aires decreased a 3.2% compared to previous fiscal year, from ARS 1,657,307 million to ARS 1,605,069 million during the fiscal year 2024, while those in the interior of the country decreased a 7.5% compared to previous fiscal year, from ARS 708,753 million to ARS 655,545 million during the fiscal year 2024.

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2024	2023	2022	2021	2020
	(in millions of ARS)
Alto Palermo	293,534	310,288	255,735	95,873	168,407
Abasto Shopping	306,292	338,464	261,260	83,457	171,257
Alto Avellaneda	233,456	231,712	183,224	69,450	151,313
Alcorta Shopping	170,099	182,666	174,797	72,838	100,406
Patio Bullrich	94,123	101,168	92,574	46,902	68,298
Dot Baires Shopping	190,979	190,286	162,191	63,907	134,520
Soleil Premium Outlet	140,712	125,975	115,895	56,105	69,892
Distrito Arcos	175,874	176,748	150,395	81,599	78,924
Alto Noa Shopping	90,271	96,847	92,381	68,402	68,176
Alto Rosario Shopping	236,778	267,936	241,799	145,684	142,545
Mendoza Plaza Shopping	138,306	144,975	137,161	118,236	111,243
Córdoba Shopping Villa Cabrera	75,872	84,248	77,066	48,522	43,907
La Ribera Shopping (2)	36,788	42,496	36,748	17,963	29,091
Alto Comahue	77,530	72,251	58,230	26,561	41,663
Total	2,260,614	2,366,060	2,039,456	995,499	1,379,642

__________________________

(1)

Retail sales based upon information provided to IRSA by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases IRSA owns less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.

(2)	Owned by Nuevo Puerto Santa Fe S.A., in which IRSA is a joint venture partner.

Total tenant retail sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2024	2023	2022	2021	2020
	(in millions of ARS)
Clothes and footwear	1,309,274	1,383,152	1,220,003	570,325	754,874
Entertainment	60,112	67,648	48,682	7,386	42,369
Home and decoration	54,982	58,182	55,183	29,852	28,184
Home Appliances	261,756	262,133	183,183	75,825	155,400
Restaurants	291,784	274,245	192,868	158,922	196,680
Miscellaneous	51,477	41,180	306,683	16,771	16,485
Services	230,433	279,520	32,854	112,261	112,180
Department Store (2)	796	—	—	24,157	73,470
Total	2,260,614	2,366,060	2,039,456	995,499	1,379,642

____________________________

(1)

Sales based on information provided by tenants. The figures reflect 100% of the retail sales of each shopping mall, although in certain cases IRSA owns a percentage of less than 100% of said shopping centers. Includes sales from stands and excludes spaces used for special exhibitions.

(2)	Includes “Ronda”, a multipurpose store located in Dot Baires, composed of 70% gastronomy, 25% entertainment and 5% clothing.

Occupancy rate

The following table sets forth the occupancy rate of IRSA’s shopping malls expressed as a percentage of GLA of each shopping mall for the fiscal years indicated:

	As of June 30,
	2024	2023	2022	2021	2020
	(%)
Alto Palermo	99.4	100.0	98.0	98.4	91.9
Abasto Shopping	99.5	99.5	98.9	99.7	94.9
Alto Avellaneda	93.7	92.5	81.4	64.8	97.4
Alcorta Shopping	99.9	96.1	99.7	90.6	97.3
Patio Bullrich	91.2	92.7	92.4	87.8	91.4
Dot Baires Shopping	99.3	98.6	83.5	80.7	74.6
Soleil Premium Outlet	100.0	100.0	100.0	90.3	97.1
Distrito Arcos	100.0	100.0	100.0	100.0	93.8
Alto Noa Shopping	99.4	100.0	96.7	98.1	99.0
Alto Rosario Shopping	93.7	93.8	96.3	95.4	97.2
Mendoza Plaza Shopping	98.6	99.1	91.1	97.3	97.8
Córdoba Shopping Villa Cabrera	99.5	97.7	100.0	91.4	95.4
La Ribera Shopping	91.7	96.8	97.1	96.2	99.0
Alto Comahue	99.4	96.7	97.4	92.4	96.2
Total	97.6	97.4	93.1	89.9	93.2

Rental price

The following table shows the annual average rental price per square meter of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2024	2023	2022	2021	2020
	(in ARS)
Alto Palermo	980,948	1,021,881	815,515	347,514	701,017
Abasto Shopping	529,301	552,695	404,975	136,032	319,066
Alto Avellaneda	371,959	380,692	264,481	94,736	228,405
Alcorta Shopping	743,553	775,936	694,980	305,736	449,083
Patio Bullrich	555,156	579,326	398,960	169,224	352,192
Dot Baires Shopping	239,702	248,431	195,254	60,968	177,071
Soleil Premium Outlet	495,694	435,214	373,647	171,011	250,574
Distrito Arcos	725,806	727,719	581,165	336,011	494,313
Alto Noa Shopping	241,571	241,546	213,997	139,758	160,646
Alto Rosario Shopping	416,748	465,229	422,682	231,511	237,121
Mendoza Plaza Shopping	160,584	168,262	140,431	98,764	109,089
Córdoba Shopping Villa Cabrera	323,725	342,079	288,734	168,864	178,691
La Ribera Shopping	123,316	128,776	93,551	28,682	89,234
Alto Comahue	396,462	351,853	260,205	67,150	604,330

___________________

(1)	Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include revenue from Patio Olmos.

Revenues from the Shopping Malls segment

When analyzing the composition of the income of the shopping malls segment between 2024 and 2023, we can observe a recovery in rental income, which represented approximately 44% of the segment’s income, while percentage rent, which depends on the sales of our tenants, represented approximately 36% of the segment’s income.

The following table sets forth IRSA’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	77,241	70,873	47,281	32,327	61,704
Percentage rent	62,294	72,508	67,080	18,952	29,016
Total rent	139,535	143,381	114,361	51,279	90,720
Non-traditional advertising	6,052	3,853	3,188	1,442	3,630
Revenue from admission rights	17,345	14,876	11,239	10,347	17,815
Fees	1,595	1,546	1,676	1,768	2,073
Parking	8,367	7,780	4,614	490	5,840
Commissions	5,634	4,261	3,292	2,363	3,061
Other	197	305	337	2,354	413
Subtotal	178,725	176,002	138,707	70,043	123,552
Other revenues (1)	925	244	129	119	137
Adjustments and eliminations	—	—	—	(264)	(6,632)
Total	179,650	176,246	138,836	69,898	117,057

__________________

(1)	As of June 30, 2024, includes ARS 139.2 million attributable to Patio Olmos and ARS 789.9 million attributable to production sponsorship income (BAF).

Rental revenue

The following table sets forth total rental income for each of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2024	2023	2022	2021	2020
	(in millions of ARS)
Alto Palermo	27,470	27,790	22,147	10,366	19,661
Abasto Shopping	26,051	25,814	18,302	7,442	16,867
Alto Avellaneda	17,731	17,287	12,472	6,063	11,837
Alcorta Shopping	16,515	15,976	13,591	6,335	10,485
Patio Bullrich	8,611	8,805	6,153	2,779	6,063
Dot Baires Shopping	16,038	15,129	11,573	5,855	12,881
Soleil Premium Outlet	9,073	8,003	6,832	3,258	4,886
Distrito Arcos	13,412	13,000	10,421	5,454	9,050
Alto Noa Shopping	5,399	5,250	4,622	3,165	3,645
Alto Rosario Shopping	17,532	18,803	16,410	9,652	10,251
Mendoza Plaza Shopping	7,907	7,895	6,777	5,060	5,829
Córdoba Shopping Villa Cabrera	6,056	6,045	4,919	3,091	3,492
La Ribera Shopping (2)	1,623	1,598	1,115	416	1,163
Alto Comahue	5,307	4,607	3,373	1,107	7,442
Subtotal	178,725	176,002	138,707	70,043	123,552
Other revenues (3)	925	244	130	119	137
Reconciliation adjustments	—	—	—	(264)	(6,632)
Total	179,650	176,246	138,837	69,898	117,057

____________________

(1)	Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)	Through IRSA’s joint venture Nuevo Puerto Santa Fe S.A.
(3)	As of June 30, 2024, includes ARS 139.2 million attributable to Patio Olmos and ARS 789.9 million attributable to BAF production sponsorship income.

Lease expirations

The following table sets forth the schedule of estimated lease expirations for IRSA’s shopping malls for leases in effect as of June 30, 2024, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2024
Agreements’ Expiration (as of end of fiscal year)	Number of agreements (1)	Square meters to expire	Due to expire	Total lease payments (2)	Agreements
			(%)	(in millions of ARS)	(%)
Vacant Stores	33	8,079			0
Expired in-force	28	22,738	7.0	2,079	2.5
2025	432	87,463	26.6	16,050	19.5
2026	406	72,159	22.0	24,998	30.3
2027	360	84,852	25.8	25,323	30.7
2028 and subsequent years	172	61,253	18.6	14,064	17.0
Total (3)	1,398	328,465	100.0	82,514	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. A lease may be associated with one or more stores.
(2)	The amount expresses the annual base rent as of June 30, 2024, of agreements due to expire.
(3)	Does not include unoccupied stores.

New leases and renewals

The following table shows certain information about IRSA’s leases agreement as of June 30, 2024:

				Average annual bas
				rent per sq			Annual
			Annual			Number of non-	base rent amount per sqm
	Number of	Annual	admission	New and	Former	renewed	Non-renewed
Type of business	agreements renewed	base rent	rights	renewed	agreements	agreements (1)	agreements (1)
		(in millions of ARS)		(ARS/sqm)			(ARS/sqm)
Clothing and footwear	232	14,458	3,069	449,759	278,143	555	447,237
Miscellaneous (2)	67	3,915	831	783,696	398,786	148	550,568
Restaurant	47	2,360	501	427,835	264,719	169	709,542
Services	28	1,464	311	349,103	170,509	30	285,921
Home appliances	15	1,120	238	720,972	198,146	59	462,932
Home and decoration	9	547	116	484,161	230,216	46	306,658
Supermarket	1	89	19	28,942	30,310	2	35,646
Entertainment	5	731	155	85,687	23,873	18	73,675
Total (3)	404	24,684	5,240	569,870	282,161	1,027	486,906

_____________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)	Miscellaneous includes anchor stores.
(3)	Weighted average for Average annual base rent per sqm related to Number of agreements renewed.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) as of June 30, 2024 represents approximately 9.1% of IRSA’s gross leasable, 13.3% of the annual basic rent and 16.8% of the sales of the shopping mall sales for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	GLA
		(%)	(sqm)	(%)
Zara	Clothes and footwear	5.7	10,771	3.1
Nike	Clothes and footwear	3.2	6,994	2.1
Puma	Clothes and footwear	2.9	3,261	1
Adidas	Clothes and footwear	2.6	5,118	1.5
McDonald s	Restaurant	2.4	4,550	1.4
Total		16.8	30,694	9.1

Principal Terms of our Leases

Under the Argentine Civil and Commercial Code, the term of the leases cannot exceed twenty years for residential leases and fifty years for the other leases.

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

IRSA lease its stores, kiosks and spaces in its shopping malls through our wholly-owned subsidiary Fibesa. IRSA charge its tenants a fee for the brokerage services, which usually amounts to approximately three months of the Base Rent plus the admission right.

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

Competition

IRSA is the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of GLA and number of rental properties. Given that most of our shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, areas targeted by our real estate portfolio, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on the ability to lease space in shopping malls and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete in areas through the development of new shopping malls. The principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2024:

Entity	Shopping malls	Location	GLA	Market share (1)
			sqm	(%)
IRSA	Alto Palermo	City of Buenos Aires	20,733	1.56
	Abasto Shopping (2)	City of Buenos Aires	37,166	2.80
	Alto Avellaneda	Province of Buenos Aires	39,784	3.00
	Alcorta Shopping	City of Buenos Aires	15,859	1.19
	Patio Bullrich	City of Buenos Aires	11,395	0.86
	Dot Baires Shopping (3)	City of Buenos Aires	48,018	3.62
	Soleil Premium Outlet	Province of Buenos Aires	15,675	1.18
	Distrito Arcos	City of Buenos Aires	14,508	1.09
	Alto Noa	City of Salta	19,427	1.46
	Alto Rosario	City of Rosario	34,858	2.62
	Mendoza Plaza	City of Mendoza	41,511	3.13
	Córdoba Shopping	City of Córdoba	15,368	1.16
	La Ribera Shopping (4)	City of Santa Fe	10,542	0.79
	Alto Comahue	City of Neuquén	11,701	0.88
Subtotal			336,545	25.34
Cencosud S.A			279,505	21.04
Other operators			712,247	53.62
Total			1,328,297	100.0

________________________

(1)	Corresponding to GLA in respect of total GLA. Market share is calculated dividing sqm over total sqm.
(2)	Does not include Museo de los Niños (3,732 square meters in Abasto).
(3)	Our interest in PAMSA is 80%.
(4)	Owned by Nuevo Puerto Santa Fe S.A., in which IRSA is a joint venture partner.

Source: INDEC – National survey of shopping malls.

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

Information technology

IRSA keeps investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in the shopping malls and learn more about our clients. IRSA continued with the Company digital transformation, extending the use of cloud based purchases and auctions platform for cost optimization, Robotic Process Automation or RPA automation in different areas. IRSA continues renewing its CCTV system, to improve security and enable future capabilities, such as the use of artificial intelligence. In its shopping malls, with a large flow of vehicles, IRSA has implemented new guided parking systems and digital payment systems. IRSA started using artificial intelligence to improve the work efficiency of its employees.

This year IRSA continued the development of APPA, the application that facilitates the experience of consumers in shopping malls, through which they can pay for parking, book a place for events and shows, redeem gift cards, obtain discounts, benefits and participate in promotions. During the year, users of ¡appa! carried out more than 2.8 million transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of Corporate benefits.

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

Properties

The following table sets forth certain information regarding IRSA’s office buildings, all of which are located in the Autonomous City of Buenos Aires, as of June 30, 2024:

					Total rental
					income for the
	Date of acquisition/		Occupancy	Ownership	fiscal year ended
Offices	development	GLA (1)	rate (2)	interest	June 30, 2024 (4)
		(sqm)	(%)	(%)	(in million
					of ARS)
AAA & A offices
Bankboston Tower (5)	14-Dec				14
Intercontinental Plaza (3)	14-Dec	2,979	100	100	754
Dot Building	6-Nov	11,242	79.4	80	2,321
Zetta Building	19-May	32,173	100	80	9,958
261 Della Paolera (6)	20-Dec	4,937	100	100	2,709
Total AAA & A offices		51,331	95.5		15,756
B offices
Philips Building	17-Jun	8,017	50.6	100	487
Total B offices		8,017	50.6		487
Total Offices		59,348	89.4		16,243

____________________

(1)	Corresponds to the total leasable surface area of each property as of June 30, 2024. Excludes common areas and parking spaces.
(2)	Calculated by dividing occupied square meters by total GLA of the relevant property as of June 30, 2024.
(3)	We own 13.2% of the building which covers an area of 22,535 square meters of GLA, meaning we own 2,979 square meters of GLA.
(4)	Corresponds to the accumulated income of the period.
(5)	The Company has the ownership of a rental retail space in the building.
(6)

IRSA owns 14% of the building that has 35,872 square meters of GLA. The GLA includes sqm corresponding to other common spaces. As a subsequent event, on October 15, 2024, IRSA informed that it has sold a floor of the “261 Della Paolera” for a total leasable area of approximately 1,197 sqm and 8 parking lots located in the building. For more information see “Recent Developments — IRSA’s Recent — Developments 261 Della Paolera floor sale”.

Occupancy rate

The following table shows IRSA’s offices occupancy percentage as of the end of fiscal years ended June 30:

	Occupancy rate (1)
	As of June 30,
	2024	2023	2022	2021	2020
	(%)
República Building (2)	—	—	—	66.9	86.9
Bankboston Tower (2)	—	—	—	—	96.4
Intercontinental Plaza	100.0	100.0	100.0	100.0	100.0
Bouchard 710 (2)	—	—	—	—	92.5
DOT Building	79.4	51.6	92.6	84.9	84.9
Zetta Building (3)	100.0	94.6	92.2	84.7	97.5
261 Della Paolera (4)	100.0	100.0	67.1	80.2	—
Philips Building	50.6	41.9	81.4	93.1	82.7
Suipacha 652/664 (2)	—	—	—	17.3	31.2
Total	89.4	68.7	73.3	74.7	86.1

____________________

(1)	Leased square meters pursuant to lease agreements in effect as of the end of fiscal year over GLA of offices for the same fiscal year.
(2)	The office buildings were sold.
(3)	In fiscal year 2022, excludes 815 sqm from the occupancy calculation because they were under construction for the development of the “Workplace Offices” project.
(4)

As a subsequent event, on October 15, 2024, IRSA informed that it has sold a floor of the “261 Della Paolera” for a total leasable area of approximately 1,197 sqm and 8 parking lots located in the building. For more information see “Recent Developments — IRSA’s Recent — Developments 261 Della Paolera floor sale”.

Annual average income per surface area as of the end of fiscal years ended June 30:

	Income per square meter (1)
	As of June 30,
	2024	2023	2022	2021	2020
	(ARS/sqm)
República Building (2)	—	—	—	500,121	494,615
Bankboston Tower (2)	—	—	—	—	446,266
Intercontinental Plaza	253,018	243,353	394,030	624,669	267,674
Bouchard 710 (2)	—	—	—	—	528,181
DOT Building	259,980	350,154	249,950	381,583	480,539
Zetta Building	309,526	322,729	333,873	437,105	478,527
261 Della Paolera (3)	548,787	437,795	483,725	294,220	—
Philips Building	120,181	210,228	214,927	245,072	220,696
Suipacha 652/664 (2)	—	—	—	376,603	215,136

_______________________

(1)	Calculated by dividing annual rental income by the GLA of offices based on our interest in each building as of June 30 for each fiscal period.
(2)	The office buildings were sold.
(3)

The building became operational in December 2020, due to which the contracts and related revenues are not comparable to previous years. As a subsequent event, on October 15, 2024, IRSA informed that it has sold a floor of the “261 Della Paolera” for a total leasable area of approximately 1,197 sqm and 8 parking lots located in the building. For more information see “Recent Developments — IRSA’s Recent — Developments 261 Della Paolera floor sale”.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2024:

Property	Number of lease agreement (1) (5)	Annual rental price (2)	Rental income per sqm (new and renewed) (3)	Previous rental income per sqm (3)	Number of non‑ renewed leases	Non‑ renewed leases annual base rent amount (4)
		(in millions of ARS)	(ARS)	(ARS)		(in millions of ARS)
Dot Building	5	725	9,903	8,928	1	7
Philips Building	—	—	—	—	2	9
Intercontinental Plaza	—	—	—	—	—	—
261 Della Paolera	—	—	—	—	2	38
Zetta Building	4	3,655	10,080	9,976	1	19
Total (6)	9	4,390	10,050	9,800	6	73

____________________

(1)	Includes new and renewed leases executed in fiscal 2023.
(2)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3)	Monthly value.
(4)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5)	It does not include leases over parking spaces, antennas, terrace area and Workplace (Zetta y Philips).
(6)	Weighted average for total rental income per sqm (new and renewed) and previous rental income per sqm.

The following table sets forth the schedule of estimated lease expirations for IRSA’s offices and other properties for leases in effect as of June 30, 2024. This data is presented assuming that none of IRSA’s tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Fiscal year of lease expiration (1) (2)	Number of leases due to expire	Square meters of leases due to expire	Square meter of leases due to expire	Annual rental income amount of leases due to expire	Annual rental income amount of leases to expire
		(sqm)	(%)	(in millions of ARS)	(%)
2025	9	3,779	8	552	4
2026	12	11,147	22	1,988	15
2027 and thereafter	12	35,456	70	10,723	81
Total	33	50,382	100	13,263	100

______________________

(1)	Includes offices with leases that have not been renewed as of June 30, 2024.
(2)	It does not include vacant square meters and contracts from: parking spaces, terraces, antennas and Workplace (Zetta y Philips).

Intercontinental Plaza

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. IRSA owns a 13.2% interest in the building which has footage averaging 22,535 square meters of GLA; meaning IRSA owns 2,979 square meters of GLA in this building. The principal tenant currently is Total Austral, and as an added value Banco Supervielle (Bank Branch) and Starbucks Coffee providing different services to the building.

Dot Building

IRSA’s subsidiary Panamerican Mall S.A. developed an office building of 11,242 square meters of GLA next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant IRSA’s arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include Farmanet, Astrazeneca S.A., Carrier and HP, among others.

Zetta Building

IRSA’s subsidiary Panamerican Mall S.A. built an office building of 32,173 square meters of GLA and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City. This A+, certified with LEED Gold of Core & Shell standards of the US Green Building Council, was inaugurated in May 2019, continuing to consolidate IRSA’s position in the North Zone corridor of offices for rent. As of June 30, 2024, the building was occupied approximately 91% by Mercado Libre, and has other tenants such as Vacunar, MMS Publicis and DreamCo. On the ground floor, it is currently operating the first Workplace office space with 815 sqm sectors. The space offers private offices, fully equipped, furnished and fully operational, ready to use.

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

Phillips Building

The historic Philips Building adjoins Dot Baires shopping mall, and faces Avenida General Paz, in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,017 sqm, and a remaining construction capacity of approximately 20,000 sqm. During the fiscal year ended June 30, 2024, IRSA operates the largest headquarters of Workplace IRSA with 1,800 sqm, which is in full expansion for the next fiscal year with a growth objective to 6,300 sqm.

Leases

IRSA usually lease their offices by using contracts with an average term between three to ten years for corporate offices. In addition, IRSA has two spaces named “Workplace by IRSA”, which are leased as a co-working place, that are fully equipped and all inclusive by using services contracts with semi-annually and annually average term.

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

Hotels

Hotel activity reached high levels of occupancy and sales during the fiscal year ended June 30, 2024, motivated by the boom both in domestic and international tourism. The exclusive Llao Llao resort, which IRSA owns in the city of Bariloche, in southern Argentina, reached optimal occupancy levels and is a great attraction for the high-income segment. Also, our Libertador and Intercontinental hotels in the City of Buenos Aires recovered strongly this year, increasing rates and occupancy.

During the fiscal year 2024, IRSA kept its 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding IRSA’s luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (1)	Average Price per Room(2)	Fiscal Year Sales as of June 30 (in millions of ARS)
		(%)		(%)	ARS	2024	2023	2022	2021	2020
Intercontinental (3)	11/01/1997	76.34	313	63.9	106,764	17,227	15,300	6,401	1,720	14,215
Libertador (4)	03/01/1998	100	200	59.4	68,749	6,880	6,071	2,367	565	4,975
Llao Llao (5)	06/01/1997	50	205	69.3	268,722	37,462	34,225	25,673	9,812	20,687
Total			718	64.2	146,902	61,569	55,596	34,441	12,097	39,877

_____________________

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Through Nuevas Fronteras S.A.
(4)	Through Hoteles Argentinos S.A.U.
(5)	Through Llao Llao Resorts S.A. and IRSA – Galerías Pacífico S.A. UT (until March 31, 2023).

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

During the fiscal year 2019, IRSA reacquired 20% of the shares of HASAU, reaching 100% of the capital stock of HASAU and beginning to operate the hotel directly under the name “Libertador.” The hotel is in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 IRSA acquired the Hotel Llao Llao from Llao Llao Holding S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts, and spas. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms. In 2019, began the remodeling of the Bustillo Wing in the hotel, where 42 rooms were modernized and valued.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro (land reserve)

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

In the fiscal year ended June 30, 2024, revenues from the sale and development of properties amounted to ARS 9,246 million, compared to ARS 16,280 million posted in the fiscal year ended June 30, 2023.

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

The following table shows information about IRSA’s land reserves as of June 30, 2024:

	Ownership Interest	Date of acquisition	Land Surface	Buildable surface	GLA	Salable Surface	Book Value
	(%)		(sqm)				(in millions of ARS)
RESIDENTIAL - BARTER AGREEMENTS
Coto Abasto air space – Tower 1 - City of Buenos Aires	100	Sep-97	—	—	—	2,018	4,871
Coto Abasto air space – Tower 2 - City of Buenos Aires	100	Sep-97	—	—	—	1,705	2,860
Ancón (Luis M. Campos) Trust	100	Feb-21	—	—	—	1,014	2,492
Av. Figueroa Alcorta 6464 Trust	100	Feb-21	—	—	—	1,786	6,506
Libertador 7400 (Quantum Bellini) Trust	100	Feb-21	—	—	—	160	303
Córdoba Shopping Adjoining plots – Residential	100	May-15	—	—	—	2,160	1,865
Caballito Ferro Plot 1 – City of Buenos Aires	100	Jan-99	—	—	—	2,908	7,595
Ezpeleta plot (Quilmes II)	100	Apr-22	—	—	—	208,560	27,598
Total Intangibles (Residential)			—	—	—	220,331	303

LAND RESERVES:
Ramblas del Plata – City of Buenos Aires (formerly Costa Urbana)	100	Jul-97	716,180	866,806	—	693,445	485,412
La Plata - Greater Buenos Aires	100	Mar-18	47,834	81,341	—	—	15,769
Polo Dot mixed uses expansion – City of Buenos Aires (6)	80	Nov-06	—	15,940	—	—	14,984
Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires	100	Jan-99	20,462	86,387	—	75,277	42,532
Luján Plot – Buenos Aires (5)	100	May-08	1,152,106	464,000	—	—	11,463
La Adela – Buenos Aires	100	Aug-14	9,868,500	3,951,227	—	—	16,974
Puerto Retiro – City of Buenos Aires (4)	50	May-97	82,051	246,153	—	—	—
Subtotal Mixed-uses			11,887,133	5,711,854	—	768,722	587,134
Caballito Block 35 – City of Buenos Aires (3)	100	Oct-98	9,767	57,192	—	31,257	8,773
Zetol – Uruguay	90	Jun-09	—	—	—	70,370	4,975
Vista al Muelle – Uruguay	90	Jun-09	—	—	—	43,347	3,693
Neuquén - Residential plot – Neuquén (2)	100	Jul-99	13,000	57,000	—	—	6,514
Subtotal residential			22,767	114,192	—	144,974	23,955
La Plata - Greater Buenos Aires	100	Mar-18	30,780	35,212	—		15,769
Beruti y Coronel Diaz Building – City of Buenos Aires	100	Jun-22	2,387	8,900	7,800	—	12,081
Subtotal retail			33,167	44,112	7,800	52,340	27,850
Polo Dot – Offices 2 & 3 – City of Buenos Aires.....	80	Nov-06	12,800	—	38,400	—	27,456
Paseo Colón 245 Building – City of Buenos Aires...	100	May-23	1,579	13,690	9,500	—	6,413
Intercontinental Plaza II – City of Buenos Aires......	100	Feb-98	6,135	—	19,597	—	9,505
Córdoba Shopping adjoining plots – Córdoba (2)	100	May-15	5,365	5,000	4,823	—	2,050
Subtotal offices			25,879	18,690	72,320	—	45,424
Total future developments			11,968,946	5,888,848	80,120	966,036	684,363
Other land reserves (1)			3,289,199	—	—	—	16,928
Total land reserves			15,258,145	5,888,848	80,120	966,036	701,291

_________________________

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

(3)	“Caballito Manzana 35” consists of 3 residential buildings of 27, 22 and 18 floors.
(4)	This land is in judicial litigation.
(5)	Estimated maximum buildable area according to the projects, still pending final approvals.
(6)	Applicable to the expansion of the Zetta Building.

The following table shows information about IRSA’s expansions on its current assets as of June 30, 2024:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo	100	4,336	City of Buenos Aires
Paseo Alcorta	100	1,337	City of Buenos Aires
Alto Avellaneda	100	23,737	Buenos Aires
Alto Noa	100	3,068	Salta
Soleil Premium Outlet	100	17,718	Buenos Aires
Alto Comahue	100	3,325	Neuquén
Total in Shopping Malls		53,521
Patio Bullrich	100	15,000	City of Buenos Aires
Alto Palermo	100	14,119	City of Buenos Aires
Córdoba Shopping	100	7,000	Cordoba
Alto Rosario	100	15,000	Rosario
Philips Building	100	19,706	City of Buenos Aires
Total in offices + residential		70,825
Total expansions		124,346

Intangibles – Units to be received under barter agreements

Coto Abasto air space – Towers 1 & 2 – City of Buenos Aires

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

On June 30, 2023, in compliance with the agreement into with Abasto Twins S.A. in June 2016, we signed the assignment of a parking unit and the right to build the Tower 2 of Abasto for USD 3 million. As of the date of this Annual Report, IRSA received the sum of USD 15,250 in cash as monetary consideration, and the right to receive at least 29 functional units that are part of the future tower as non-cash consideration. This non-cash consideration represents the equivalent of 20% of the square meters of the plans approved by the GCBA for the construction of the tower, with a guaranteed minimum of 1,639 sqm.

In addition, as of June 30, 2024, the construction work of Tower 1 had been completed by more than 80% of the total project and the construction of Tower II already started.

Trusts: Ancón (Luis M. Campos 100 and Ancón), Figueroa Alcorta 6464 and Libertador 7400 (Quantum Bellini)

On February 9, 2021, as a result of the reorganization of Manibil S.A., IRSA received a participation in three trusts:

•	Ancón Trust: The original project, which consisted in an office building, was changed to a residential building, of which 1,014 sqm and 10 garages units would correspond to IRSA. As of the date of this Annual Report, there is a protection action (amparo) in relation to this project, thus the work is suspended;

•	Figueroa Alcorta 6464 Trust: corresponds to 1,786 sqm of apartments and 11 garage units. As of June 30, 2024, the work has started and has been completed by more than 30%; and

•	Libertador 7400 (Quantum Bellini) Trust: corresponds to 923 sqm of apartments, 5 garages units and storage units. As of June 30, 2024, units have been sold, with the remaining of 160 sqm in stock.

Córdoba Shopping Adjoining Plots – Residential

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

As of June 30, 2024, the work has not started yet since the City Hall of Córdoba requested the developer, prior to granting the construction permit, to obtain an environmental license. The developer asked the Ministry of Environment of Córdoba to clarify whether or not that license is necessary. On July 11, 2024, the General Direction of Environmental Impact of the Secretary of Sustainable Development, under the Ministry of Environment and Circular Economy, indicated that the project is not subject to the Environmental Impact Assessment Procedure. As a result, the application for the construction permission will soon be initiated.

Caballito Ferro Plot 1 – City of Buenos Aires

For more information see “Sale and Development of Properties and Land Reserves—Mixed uses – Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires”

Ezpeleta Plot – Quilmes, Buenos Aires

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

On December 7, 2023, the exchange of the property took place with the Fiduciary of the Nuevo Quilmes II Trust for the development of a private neighborhood. As of June 30, 2024, the works have already started.

Mixed uses

Ramblas del Plata – formerly Costa Urbana – Costanera Sur, City of Buenos Aires

On December 21, 2021, the law from Buenos Aires City congress approving a New Zoning Regulations for the development of the property, was passed, and published. The Plot of approximately 70 hectares, owned by the Company since 1997, previously known as “Costa Urbana” or “Solares de Santa María”, is in the riverfront of the Río de la Plata, in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Zoning Area, designated: “U73 - Public Park and Costa Urbana Urbanization”, which enables a mixed-use development, combining, residential, office buildings, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA promised to give to the City of Buenos Aires 50.8 hectares designated for public use, which represent approximately 71% of the total area of the property and contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the GCBA, in addition to the sum of USD 2,6 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which was also contributed.

Likewise, the Company will oversee putting in place the infrastructure and road works on the property serving the new city blocks generated and will carry out the public space works contributing up to USD 40 million, together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

In March 2023, measurement was approved with a proposal for subdivision, division, transfer of streets and public space. On November 15, 2023, the 3 parcels and the public park lot were registered on public record in favor of the GCBA, and the 61 lots of IRSA were created. On May 22, 2024, IRSA received the parcel certificates corresponding to the 61 lots.

As of June 30, 2024, the construction management was already hired in the bidding process for infrastructure works for the beginning of works of Stage I (which includes the first stage of the public park that includes the central bay sector). As of the date of this Annual Report, the certificate of environmental aptitude of Stage I has already been obtained and the works for stage I have already started.

“Ramblas del Plata” will change the landscape of the City of Buenos Aires, bringing life to an undeveloped area and will be an exceptional project due to its size, location and connectivity, providing the City the possibility of expanding and recovering its access to the Río de la Plata coast with walkable areas, recreation, green spaces, public parks and mixed-use.

La Plata Plot of land

On March 22, 2018, we acquired 100% of a plot of land of 78,614 sqm of surface in the town of La Plata, province of Buenos Aires. The transaction was consummated through the purchase of 100% of the shares of CELAP that owns 61.85% of the property and the direct purchase of the remaining 38.15% from unrelated third parties.

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

As of June 30, 2024, the project management has been hired, and the bidding process for the main contractor for civil works and the bidding process for the external gas works have started.

As of the date of this Annual Report, the plans and construction permissions for the “Shopping La Plata” project have been approved, and a hydraulic project has been submitted to the provincial hydraulic authority. Likewise, CELAP is in process of merging with IRSA. For more information, see “Recent developments – General Ordinary and Extraordinary Shareholders’ Meeting.”

Polo Dot mix uses expansion – City of Buenos Aires

On the plot where the Zetta Building is located, IRSA has a surplus buildable surface of 15,940 sqm, where alternatives are being analyzed to develop a mixed-use project.

Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires

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

As of June 30, 2024, the development is awaiting the resolution of an appeal filed with the GCBA.

Luján Plot of Land – Luján, Province of Buenos Aires

This 115-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by CRESUD from Birafriends S.A. for USD 3 million. In May 2012, IRSA acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. IRSA’s intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. As of June 30, 2024 the change of the zoning parameters is completed, and IRSA is working on the parameterization of the lot surfaces to advance the project.

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

On September 7, 2018, the Oral Federal Criminal Court No. 5 released the operative part of the Sentence, from which it follows that the prescription exception filed by Puerto Retiro was allowed. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (decomiso) of the property owned by Puerto Retiro known as Planta I. The reasons for the Court’s sentence were read on November 11, 2018. From that moment, all the parties might file the appeals. Faced with this fact, an extraordinary appeal was filed, which was rejected, and as a result, a complaint was filed for a rejected appeal, which was granted. Within the framework of the appeals filed by Puerto Retiro S.A., Tandanor and the Ministry of Defense, the Attorney General's Office issued the pertinent opinions. Currently, the appeal is under study in the Supreme Court of Justice of Argentina.

In the framework of the criminal case, the complainant denounced the non-compliance by Puerto Retiro S.A. of the precautionary measure decreed in the criminal court consisting of the prohibition to innovate and contract with respect to the property that is the object of the civil action. As a result of this complaint, the Oral Federal Criminal Court No. 5 filed an incident and ordered and executed the closure of the property where the lease contracts with Los Cipreses S.A. and Flight Express S.A. were being fulfilled, in order to enforce compliance with the aforementioned measure. As a result of this circumstance, it was learned that the proceedings were turned to the Criminal Chamber for the assignment of a court to investigate the possible commission of a disobedience crime. As of the date of issuance of this Annual Report, there has been no news regarding the progress of this case.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record, during the fiscal year 2019, an impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Residential

Caballito Block 35 – City of Buenos Aires

In October 2011, we acquired a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos Aires. A neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out in the above mentioned property. In July 2018, the Supreme Court of Justice issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

As of June 30, 2024, the work for the concrete structure of the first tower (“Tower 3”) was completed and IRSA is analyzing the development of the project, having hired the work and project management and bidding for the start of the completion of the masonry of the mentioned tower.

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 IRSA acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of VAM and Zetol S.A., for USD 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

IRSA intend to develop in these 13 plots, with a construction capacity of 182,000 sqm, an urban project that consists of the development and commercialization of 1,860 apartments. Such a project has the “urban feasibility” status for the construction of approximately 180,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and VAM agreed to carry out the infrastructure works for USD 8 million as well as a minimum amount of square meters of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol S.A. was USD 7 million; of which USD 2 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

Besides, VAM owned since September 2008 a plot of land purchased for USD 0.83 million. Then, in February 2010, plots of land were acquired for USD 1 million. In December 2010, VAM executed the title deed of other plots for a total amount of USD 2.66 million, of which USD 0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

As a result of the plot barter agreements executed in due time between the IMC, Zetol S.A. and VAM in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. Construction capacity of the 13 plots is 180,000 sqm.

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

During fiscal year 2024, certain significant operations related to the property were carried out, such as the sale of two plots by VAM to the Boating Trust. In addition, the debt with an unrelated third party was canceled through the delivery in payment of units in Towers 1 and 2 of the Carrasco Boating complex, for a total of USD 6.8 million. On July 12, 2024, the payment of the installments for the purchase of Zetol shares, corresponding to Towers 3 and 4, for a value of USD 8.9 million, was concluded, with units, garages and credits in favor of VAM and Zetol of Towers 1 and 2. In addition, progress was made with the City Hall of Canelones in the signing of a new plan agreement, certifying compensation for USD 4.5 million and redefining infrastructure and urban driving.

Neuquén Residential Plot– Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., IRSA owns a plot of 13,000 square meters with an estimated construction capacity of 57,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue and the hypermarket currently in operation.

Retail

Coronel Diaz and Beruti Building – City of Buenos Aires

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

On June 14, 2022, the transfer deed of ownership was signed. Simultaneously with the deed, IRSA is required to sign a bailment agreement with the GCBA, with the latter holding the property free of charge for a period of up to 30 months, in accordance with the conditions agreed upon in the auction.

Offices

Polo Dot offices 2 and 3 – City of Buenos Aires

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

Paseo Colón 245 Building and Paseo Colón 275 Parking spaces – City of Buenos Aires

On December 28, 2022, IRSA was awarded two Public Auctions (2901 and 2902) carried out by the GCBA, for a property located at Paseo Colón 245 and 12 parking spaces at Paseo Colón 275. The property, with mixed-use potential, has 13 office floors in a covered area of approximately 13,690 sqm and a basement with parking spaces. The purchase price was ARS 1,434.8 million, which was fully paid.

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

Córdoba Shopping Adjoining Plots – Residential

On the parking lot of the Córdoba Shopping mall, IRSA has a land on which we can build an office tower of up to 4,823 sqm, in accordance with Ordinance 12,860 of the Municipality of Córdoba.

Other Land Reserves

Other Land Reserves – Includes Zelaya 3102 and 3103, Chanta IV, Anchorena 665, Mendoza Shopping Adjoining Plots, Pilar Route 8 km 53, Conil Plot II, Pontevedra Plot, San Luis Plot and Llao Llao Plot.

IRSA grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 3.3 million square meters.

Others

Banco Hipotecario

As of June 30, 2024, IRSA held a 29.9% of the equity of in Banco Hipotecario. Established in 1886 by the Argentine Government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All its operations are located in Argentina where it operates a nationwide network of 62 branches in the 23 Argentine provinces and the City of Buenos Aires.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies, and large corporations. As of June 2024, Banco Hipotecario ranked twelfth in the Argentine financial system in terms of total assets and sixteenth in terms of loans. As of June 30, 2024, Banco Hipotecario’s shareholders’ equity was ARS 372,040 million, its consolidated assets were ARS 2,281,948.8 million, and its net income for the three-month period ended June 30, 2024, was ARS 11,672 million. Since 1999, Banco Hipotecario’s shares have been listed on the BASE in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario’s business strategy is to continue diversifying its loan portfolio. Banco Hipotecario’s non-mortgage loans to the non-financial private sector, in nominal terms, were ARS 36,851 million as of December 31, 2019, ARS 40,522.8 million as of December 31, 2020, ARS 48,760.9 million as of December 31, 2021, ARS 61,353.5 million as of December 31, 2022, ARS 163,728.3 million as of December 31, 2023 and ARS 218,034 million as of June 30, 2024.

Also, Banco Hipotecario has diversified its funding sources by developing its presence in the local and international capital markets, as well as increasing its deposit base. As of June 30, 2024, its capital markets debt representing 2.6% of its total funding.

Banco Hipotecario’s subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management, from which Banco Hipotecario owns directly 62.3% and IRSA owns directly 37.7%; BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

On March 27, 2024, Banco Hipotecario approved, through an Ordinary and Extraordinary General Assembly, the payment of a dividend in the sum of ARS 26,500 million in installments. On May 3, 2024, the Central Bank approved the distribution of the dividend. As of the date of this Annual Report, the dividends have been fully paid.

La Rural (convention centers and fairs activities) and La Arena (stadium concession)

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

On December 11, 2023, Ogden S.A. together with Sociedad Rural Argentina and La Rural de Palermo S.A. entered into a joint venture agreement and shareholders’ agreement through which the extension of the concession term of the property was extended until December 31, 2037, with the option to extend until December 31, 2041. For the extension of the usufruct term under La Rural S.A., Ogden S.A. will pay USD 12.0 million to the Sociedad Rural Argentina in five annual installments. The first of these installments was paid when the agreement was approved by the shareholders’ assembly of Sociedad Rural Argentina.

Ogden Argentina S.A., indirectly controlled by IRSA by 70%, owns an 82.85% stake in “La Arena S.A.”, a company that developed and operates the stadium previously known as “DirecTV Arena”, located in the kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

Del Plata Building Trust

On November 10, 2023, IRSA entered into a trust agreement at cost for a project development of 35,120 sqm salable area consisting on the construction of a residential building, stores (gastronomic use), and complementary parking spaces, and under which IRSA acts as the money trustor and beneficiary of the trust. Under this agreement, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces, and will perform functions as a developer based on its expertise in residential real estate development. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, acts as trustee.

The aforementioned trust agreement involved the contribution of a building owned by Banco Hipotecario. The building is located in the block embraced by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires. On December 28, 2023, Banco Hipotecario transferred the fiduciary ownership of the aforementioned property in favor of the trustee as a contribution to the trust.

The project underlying the trust has approval for the Microcenter reconversion regime pursuant to Law No. 6508 issued by the GCBA. On June 14, 2024, the GCBA issued Joint Resolution No. 1078/MHFGC/24 that suspended the effects of the tax benefits granted to the trust, which are rights acquired by it. In order to preserve its rights, on July 17, 2024, the trust filed an administrative appeal against this measure in order for it to be revoked and the validity of the suspended tax benefits to be restored. The appeal is still pending, without a decision on the matter having yet been taken.

GCDI S.A. (formerly TGLT S.A.) (real estate)

GCDI S.A. is a construction company listed on the ByMA which is mainly engaged in the construction of third-party projects and residential development projects in Argentina and Uruguay. As of June 30, 2024, IRSA holds a 27.39% interest.

We are appa S.A. (formerly Pareto S.A.)

On October 8, 2018, the company We are appa S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2024, We are appa S.A. had 56 employees and IRSA’s share of “We are appa” reached 98.67%.

“We are appa’s” mission is to minimize the friction of physical shopping by applying data science and artificial intelligence, connecting buyers and sellers in a unique experience.

Through its application, ¡appa!, “We are appa” provides shopping malls and tenants a 100% digital customer loyalty system that promotes benefits and discounts by facilitating the consumer experience.

During the fiscal year ended June 30, 2024, users of ¡appa! carried out more than 2.8 million transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of corporate benefits. Of these, approximately 2.7 million visitor transactions were identified in IRSA shopping malls, corresponding to consumption of more than ARS 15,800 million by 575,000 users. This information allows the teams of the shopping malls to manage their communications and actions in a more efficient and segmented way that results in greater loyalty and attractiveness of the shopping malls’ proposal towards its visitors.

Avenida Inc.

As of June 30, 2024, IRSA indirectly owned 2.71% of Avenida Inc., a company dedicated to the e-commerce business.

Compara en casa

Compara en casa is a digital insurance broker that compares the policies of the main insurers in one place. They operate in Argentina, Brazil, Mexico, Paraguay and Uruguay.

As of June 30, 2024, IRSA indirectly owned 14.87% of Comparaencasa S.A.

Turismo City

As of June 30, 2024, the Company owns indirectly 9.28% of Rundel Global Ltd., commercially known as Turismo City, which is a company that holds interest in different business related with tourism and travel assistance in Argentina, Brazil and Chile.

Regulation and Government Supervision of our Agricultural Business

Farming and Animal Husbandry Agreements

Agreements relating to farming and animal husbandry activities are regulated by Argentine law, the Argentine Civil and Commercial Code, provincial laws, local regulations and local customs.

According to Law No. 13,246, as amended by Law No. 22,298, all lease agreements related to rural properties and land are required to have a minimum duration of 3 years, except in the case of those designated as “accidental agreements” pursuant to Section 39, Law No. 13,246. Upon death of the tenant farmer, the agreement may continue with his successors. Upon misuse of the land by the tenant farmer or default in payment of the rent, the landowner may initiate an eviction proceeding.

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

Quality control of Crops and Cattle

The quality of the crops and the health measures applied on the cattle are regulated and controlled by the Servicio Nacional de Sanidad y Calidad Agroalimentaria (“SENASA”), which is an entity within the Agro-industry Secretary that oversees farming and animal sanitary activities.

Argentine Law No. 22,939 establishes that cattle brands should be registered with each provincial registry and that there cannot be similar cattle brands within the same province.

Registration of Agricultural Producers

In accordance with Resolution No. 423/2014 issued by SENASA, agricultural producers are required to register in the Argentine Registry of Agricultural Producers (Registro Nacional Sanitario de Productores Agropecuarios). This registry covers all agricultural, livestock, and forestry activities, with the aim of linking producers to the crops they grow and the area allocated to each product. This measure is intended to ensure proper control and traceability of production activities.

Sale and Transportation of Cattle

Even though the sale of cattle is not specifically regulated at the Argentine federal level, general contract provisions apply. Further, every Argentine province has its own rural code regulating the administrative aspects of the sale of cattle, including traceability measures, taxation and duties.

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

Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to redress it as provided by applicable law. The authorities shall protect this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity and shall also provide for environmental information and education. The Argentine Government shall establish minimum standards for environmental protection and Provincial and Municipal Governments shall determine specific standards and issue the applicable regulations.

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

As a consequence of non-compliance with re rules we may be subject to criminal and administrative penalties, including taking action to reverse the adverse impact of our activities on the environment and to reimburse third parties for damages resulting from contraventions of environmental laws and regulations. Under the Argentine Criminal Code, persons (including directors, officers and managers of corporations) who commit crimes against public health, such as poisoning or dangerously altering water, food or medicine used for public consumption and selling products that are dangerous to health, without the necessary warnings, may be subject to fines, imprisonment or both. Some courts have enforced these provisions in the Argentine Criminal Code to sanction the discharge of substances which are hazardous to human health. At the administrative level, the penalties vary from warnings and fines to the full or partial suspension of the activities, which may include the revocation or cancellation of tax benefits, cancellation or interruption of credit lines granted by state banks and a prohibition against entering into contracts with public entities.

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

Likewise, our subsidiary Brasilagro is subject to the following regulatory matters:

Environmental Regulation

The development of Brasilagro agribusiness activities depends on a number of federal, state and municipal laws and regulations related to environmental protection. Brasilagro may be subject to criminal and administrative penalties, besides being obligated to restore the environment and reimburse third parties for possible damages arising from non-compliance with such laws and regulations.

Environmental licensing is required for activities utilizing environmental resources that are considered potentially pollutant, or those that may in any way cause environmental degradation. Some Brazilian states, Paraguay and Bolivia require licenses for agricultural and animal-raising activities.

The environmental licensing procedure includes authorizations to change land use, water use licenses, licenses for agriculture, animal-raising activities and livestock activities, etc. All of these licenses guarantee that activities are being carried out in compliance with environmental laws and their possible impacts are being mitigated or compensated.

Brasilagro is in the process of obtaining environmental licenses for some operations. As of the date of this Annual Report, Brasilagro own and manage 70 environmental licenses, including water use licenses, operating permits, controlled burning and vegetation clearing permits.

 Protected Areas

 All rural properties in Brazil are required by law to maintain legal reserve areas. A legal reserve area is an area of each rural property where deforestation is not allowed and that is necessary for the sustainable use of natural resources, conservation and rehabilitation of ecological processes, conservation of biodiversity and shelter and protection for native fauna and flora. These areas are required in perpetuity and, in some cases, are recorded as such in the real estate registry.

 In Brazil, it is mandatory to maintain as legal reserve at least 80% of an agricultural property located in Floresta biome within Amazonia Legal, 35% for an agricultural property in the savannah region within Amazonia Legal and 20% for an agricultural property located in other forms of native vegetation in other regions of Brazil. In Paraguay, it is mandatory to maintain as legal reserve at least 25% of all agricultural property with more than 20 hectares in forest regions and also a corridor of native vegetation of at least 100 meters for every 100 hectares of agricultural or livestock.

 Brasilagro properties in Brazil and Paraguay have legal reserve areas, and a part of such legal reserves are currently being recorded with applicable government agencies. Additionally, applicable environmental laws require the protection of certain other areas, such as permanent preservation areas.

 Permanent preservation areas are spaces, in both public domain and private domain, where the exercise of property rights has been limited. Permanent preservation areas include the margins of any water streams, the surroundings of headwaters and of natural water reservoirs, as well as lands inclined more than 45º. It is only be possible to modify these areas through previous authorization obtained from the competent state environmental agency.

 In addition to these areas, there are also areas for environmental compensation, and ecological corridors, which safeguard interconnection of fragments of vegetation, ensuring protection of local biodiversity. Protected areas may not be suppressed and may be used only under a regime of sustainable forest stewardship in accordance with technical and scientific criteria set forth in applicable regulations.

As of June 30, 2024, 68,810.44 hectares, or approximately 32% of the total area of Brasilagro properties, consisted of protected areas.

 Rural Environmental Register (CAR)

 In Brazil, all rural properties are required by law (Law No. 12.651/12 and Decrees Nos. 7.830/2012 and 8.235/2014) to register with the rural environmental register (“CAR”). This electronic registration integrates environmental information regarding the property, deforestation control, the monitoring and combating of forests and other forms of native vegetation, as well as environmental and economic planning of rural properties. The CAR gathers environmental information for each property regarding the situation of permanent preservation areas, legal reserve areas, forests and remnants of native vegetation, restricted use areas, consolidated areas, etc.

This register requires the rural proprietary to regularize their environmental situation. It is a requirement to have access to credit, however, sanctions are not imposed for those who are not registered with CAR.

 All of Brasilagro owned properties are registered or in the process of being registered with CAR.

Ownership of Agricultural Land in Brazil by Foreigners

In August 2010, the then-president of Brazil approved Opinion AGU-LA-2010 of the Federal Attorney General’s Office (AGU). The AGU-LA-2010 Opinion revised Opinions GQ-181 of 1998 and GQ-22 of 1994, accepted paragraph 1 of article 1 of Law No. 5,709/1971 and article 1 of Decree No. 74,965/1974 (which regulates Law No. 5,709/1971), in the light of the Brazilian Federal Constitution of 1988, and considered companies headquartered in Brazil with majority foreign ownership that grants their owners the power to influence the resolutions of the general meeting, to elect the majority of the company’s directors and to direct the company’s business activities and guide the functioning of the company’s corporate governance bodies, for the purposes of Law No. 5,709/1971, as foreign companies. As a result, Brazilian companies treated as foreign companies for the purposes of Law No. 5,709/1971 became subject to restrictions on the acquisition of rural properties in Brazil, under the terms of Law No. 5,709/1971 and Decree No. 74,965/1974. Under Article 23 of Federal Law No. 8,629/1993, the same restrictions apply to the leasing of rural properties by foreigners.

 Article 9 of Decree No. 74,965, of November 26, 1974, which regulates Law No. 5, 709/1971, provides that the interested party wishing to obtain authorization to acquire a rural property must apply to INCRA stating: (i) whether or not they own other rural properties; (ii) whether, considering the new acquisition, their properties in the aggregate do not exceed an area equivalent to 50 indefinite exploitation modules (MEI), in a continuous or discontinuous area; (iii) the purpose for using the property, by means of the presentation of an exploitation project, if the area exceeds 20 MEIs. Article 12 of Decree No. 74,965/1974 provides that the interested party seeking approval of the project must submit it to the competent body, which is: (i) INCRA, for colonization; (ii) SUDAM and SUDENE, for agricultural and livestock projects located in their respective jurisdiction areas; and (iii) the Ministry of Industry and Commerce, for industrial and tourist projects, through the Industrial Development Council and the Brazilian Tourism Company, respectively. The project must be accompanied by documents showing, among other things: (i) the total area of the municipality where the property to be acquired is located; and (ii) the sum of the rural areas registered in the name of foreigners in the municipality, by nationality group. In addition, agricultural areas belonging to foreigners or Brazilian companies whose majority share capital is held by foreigners must not exceed 25% of the municipality’s surface area, up to 40% of which must not belong to foreigners or Brazilian companies whose majority share capital is held by foreigners of the same nationality, which means that the sum of agricultural areas belonging to foreigners or Brazilian companies whose majority share capital is held by foreigners of the same nationality must not exceed 10% of the surface area of the relevant municipality.

Since the approval of the AGU-LA-2010 Opinion, there has been no approval of acquisitions or leases by Brazilian companies whose majority share capital is held by foreigners by INCRA.

 Law No. 13,986, of April 7, 2020, amended Law No. 5,709/91 and established that the limitations mentioned above do not apply to: (i) the constitution of real estate collateral or real guarantees (including the transfer of fiduciary ownership of real estate); and (ii) the settlement of debts arising from the execution of real estate collateral or real guarantees. Both exceptions favor Brazilian companies whose majority share capital is held by foreigners of the same nationality or foreign entities, which creates certain business opportunities.

 In accordance with the applicable regulations, we are unable to identify with certaintiy what percentage of our share capital is held by foreign final beneficiaries. If the relevant authorities in Brazil conclude that we should be considered a foreign company for the purposes of Law No. 5,709/71, we may be subject to challenges involving acquisitions and leases made by the Company after the approval of the AGU-LA- 2010 Opinion, and the possible application of Law No. 5,709/71 could result in substantial delays in our future acquisitions of rural properties and our inability to obtain the necessary approvals. In addition, acquisitions made in breach of existing restrictions may be declared null and void.

 The applicability of Law No. 5,709/71 is being discussed in the Original Civil Action (Ação Cível Originária) No. 2,463 and in the Action for Breach of Constitutional Provision (Ação de Descumprimento de Preceito Fundamental) No. 342, both before the Brazilina Supreme Court (STF). The first action (Original Civil Action No. 2,463) concerns the Opinion No. 461/2012-E of the General Inspectorate of Justice of the State of São Paulo (Corregedoria-Geral de Justiça do Estado de São Paulo), which established that notaries and real estate registry officials of the State of São Paulo would be exempt from complying with the restrictions imposed by Law No. 5,709/71 and by Decree No. 74,965/74. The second action (Action for Breach of Constitutional Provision No. 342), which is related to the first lawsuit, was filed on April 16, 2015 by the Brazilian Rural Society (Sociedade Rural Brasileira) questioning the applicability of paragraph 1, article 1, of Law No. 5,709/71 and consequently, of the opinion issued by the Federal Attorney General’s Office (AGU) in 2010.

 A trial began before the Brazilian Supreme Court (STF) in February 2021, with the vote of the rapporteur Justice stating that the restrictions on companies considred to be controled by a foreign entity must be maintained. A second Justice asked to pause the proceedings to review the file, thereby interrupting the trial, which was only resumed in June 2021, when the Justice presented his vote diverging from the rapporteur, confirming the inapplicability of the restrictions. As of the date of this annual report, a final judgment is still pending, and Brasilagro is not able to provide an estimate of the timeframe for a final judgment to be issued by the Supreme Court. Depending on the final decisions of these pending lawsuits, Brasilagro may need to modify its business strategy and intended practices in order to be able to acquire agricultural and rural properties.

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

Leases

Argentine law imposes certain restrictions on property owners, including a minimum lease term of two years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement is the fulfillment of a purpose specified in the agreement and which requires a shorter term. Decree No. 70/2023 sets forth that the tenant may unilaterally terminate the contract at any time, without prior notice or a minimum elapsed period, by paying 10% of the remaining rent balance—specifically, 10% of the outstanding contract value, calculated from the date of notification to the contractual termination date.

Decree No. 70/2023 is subject to congressional approval and potential legal challenges regarding its constitutionality. Although Decree No. 70/2023 became effective as of December 29, 2023, it remains under congressional and judicial review. The decree will only lose its validity if rejected by the Chamber of Deputies.

Other

Most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. Notwithstanding the foregoing, in accordance with the latest amendment to Section 1209 of the Argentine Civil and Commercial Code, the tenant is not responsible for the payment of charges and contributions levied on the property or extraordinary common expenses. In the event of a significant increase in the amount of such costs and taxes, the Argentine Government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. Considering that the Decree No. 70/2023 repealed Section 1209 of the Argentine Civil and Commercial Code, we may freely agree with the tenants on the method of payment for expenses and taxes related to the property in proportion to the corresponding lease areas, without legal restrictions. Although the Argentine Code of Civil and Commercial Procedure allows the landlord, in the event of non-payment of rents, to proceed to collect the rents through an executory proceeding, there is a large amount of jurisprudence that holds that shopping center lease agreements do not fulfill the requirements of the law in force to be collected through the executory proceeding. In those cases, in which executory proceedings are granted, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of debt is not under discussion; the trial focuses on the formalities of the debt instrument itself. The Code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a notice be given to the tenant demanding payment of the amounts due in the event of breach prior to eviction, of no less than ten days for leases for residential purposes and establishes no limitation or minimum notice for leases for other purposes. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Development and use of the land

Buenos Aires Urban  Code. Our real estate activities are subject to several municipal zoning, building, occupation, and environmental regulations. In the City of Buenos Aires, where the vast majority of the real estate properties are located, there are the following regulations:

Buenos Aires Urban Planning Code

The Buenos Aires Urban  Code (Código Urbanístico de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set back and overhang, consistent with the city’s urban planning policy. The administrative agency in charge of the Urban  Code is the Secretary of Urban Planning of the City of Buenos Aires (Secretaría de Planeamiento Urbano) is responsible for implementing and enforcing the Buenos Aires Urban  Code.

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

Sales and ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the new Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to build units or units to be built under this the building’s regime, the owner is required to purchase insurance in favor of prospective purchasers against the risk of frustration of the operation pursuant to the agreement for any reason. A breach of this obligation prevents the owner from exercising any right against the purchaser such as demanding payment of any outstanding installments due – unless he/she fully complies with their obligations but does not prevent the purchaser from exercising its rights against the seller.

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

Other regulations

Consumer Relationship. Consumer or End User Protection. The Argentine Constitution expressly established in Section 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

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

Pursuant to Resolution No. 104/05 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Economy, Consumer Protection Law adopted Resolution No. 21/2004 issued by the MERCOSUR which requires that those who engage in commerce over the Internet (E-Business) shall disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress –Law No. 26,993. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: (i) the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC); and (ii) the Consumer Relationship Audit, and a number of courts assigned to resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount so claimed should not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Argentine Secretary of Labor, Employment, and Social Security, National Council of Employment, Productivity, the Minimum, Living and Mobile Wage. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The administrative system known as COPREC is currently in full force and effect. However, the court system (fuero judicial nacional de consumo) was transferred to the scope of the City of Buenos Aires. creating the Jurisdiction in Contentious Administrative, Tax and Consumer Relations of the City of Buenos Aires, enacting Law 6407 by which was statutory the New Code of Procedure for Justice in the Consumer Relations of the City of Buenos Aires, which is currently in force, attributing jurisdiction for all consumer disputes that arise in the City of Buenos Aires without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law

Law No. 27,442 and its administrative regulation’s goals are to prevent and punish anticompetitive practices and, accordingly, it requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. Pursuant to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. The Antitrust Law provides that whenever an economic concentration involves one or more companies and the total business volume of the group of the affected companies (which include the acquiring group, the target company and the controlled companies, group or assets subject to the acquisition, but excludes the volume of business of the companies of the selling group), exceeds in Argentina 100 million mobile units that, according to Resolution 48/2024 of the Secretary of Trade of the Ministry of Economy, published in the Official Gazette on January 24, 2024, is equivalent to the sum of ARS 50.6 million (since the adjusted value of each mobile was set by such resolution at ARS 506.19), then the respective concentration must be filed with the CNDC for analysis and authorization. “Total business volume” means to be the amounts resulting from the sale of products, the provision of services performed, and the direct subsidies received by the companies affected during the last fiscal year that correspond to their ordinary activities, after the deduction of discounts on sales, as well as on VAT and other taxes directly related to turnover.

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

The Antitrust Law establishes exceptions to the notification obligation, including when economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred, or controlled in Argentina, do not exceed, in each case, 20 million mobile units that, according to the Resolution of the Secretary of Trade of the Ministry of Economy, currently represent ARS 10,123.8 million, such transactions are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected by the companies concerned during the prior 12-month period exceed 20 million mobile units (as of the date hereof, ARS 1,105,000,800) or 60 million mobile units in the previous 36 months that, according to said Resolution, is currently equivalent to the sum of ARS 30,371.4 million, these operations they must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS 50,619,000, in cases of concentrations in which we are the acquiring party we should give notice to the CNDC of any concentration provided for by the Antitrust Law, provided that cases of exception to the notification obligation of Section 11 of the Antitrust Law do not arise.

Money laundering

For more information about money laundering see, “Item 10. Additional Information—D. Exchange Controls—Money Laundering.”

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

The Argentine Civil and Commercial Code introduced the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Argentine Civil and Commercial Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and the rights with a collective impact in general.

Insurance

We carry all-risk insurance for our shopping malls and other buildings covering damages to the property caused by fire, acts of terrorism, explosion, gas leak, hail, storm and winds, earthquakes, vandalism, theft and business interruption. We also have civil liability insurance covering all potential damages to third parties or goods arising from the development of our businesses throughout the whole Argentine territory. We are in compliance with all the legal requirements relating to mandatory insurance, including statutory coverage under the Occupational Risk Law, life insurance required under collective bargaining agreements and other insurance required by the laws and decrees. Our history of material damages is limited to only one claim made as a result of a fire in Alto Avellaneda Shopping in March 2006, in which the loss was substantially recovered from our insurers. These insurance policies have all the specifications, limits and deductibles that we believe are adequate for the risks to which we are exposed in our daily operations. We also purchased civil liability insurance to cover our Directors’ and officers’ liability.

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

We work with schools, community centers and NGOs throughout Argentina. In the eight rural schools located in Salta, Santa Fe and Chaco, we focus our Social Responsibility programs taking education, health, and environmental care as pillars, while we have made building improvements. In our establishment “Los Pozos”, located in the north of Argentina and where have six rural schools, many students are already attending and graduating from high school remotely through satellite internet and we plan to improve the educational level by working together with civil organizations.

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

Environmental Certifications

2BSvs program (Biomass Biofuels Sustainability voluntary scheme):

The 2BSvs certification is a French scheme, which applies to the European Union, aimed at the sustainable production of biomass. It is relevant for producers, in which sustainability criteria are established for the use in biofuels. The raw material must come from lands that have been agricultural as of January 1, 2008. There must be documentary traceability between the soybeans produced and the biodiesel distributed in Europe. Biofuels must demonstrate GHG (greenhouse gas) emissions savings of 35% compared to fossil fuel, among other aspects related to good agricultural, environmental, social and labor practices.

During the 2023/2024 campaign, we certificated 7,600 tons of soybeans under this standard.

RTRS (Round Table on Responsible Soy):

The RTRS standard, renowned in the agricultural sector and highly valued by the international market, recognizes the Company's commitment to compliance with laws and good business practices, the provision of good working conditions, respect and relationship with local communities, care for the environment and production under good agricultural practices.

This standard guarantees zero deforestation and zero conversions in soy production, taking 2009 as the cut-off date for native forest. The RTRS certification for Responsible Soy Production is valid for five years and involves mandatory annual follow-up audits.

CRESUD began the process of certifying soybean plots with this standard in 2023 at its El Tigre establishment in the province of La Pampa, where we certified 4,157 hectares of soybeans. In the 2023/2024 season, we added another establishment, “La Gramilla,” located in the province of San Luis, reaching a total of 7,400 hectares certified between soybeans and corn.

Triple S (Sustainably Sourced and Supplied):

Triple S is a certification scheme provided by Cargill and Aapresid, implemented through Aapresid Certifications, which guarantees to its customers abroad that the products meet the following criteria:

1.	that they have been produced with biomass grown in fields that were in production before January 2008, respecting deforestation regulations;

2.	that the greenhouse gas savings are consistent with those required in the European Union, throughout the entire value chain, including production, transportation, and processing; and

3.	that biomass producers have a commitment to rural workers and their working conditions.

During the 2023/2024 season, we marketed 4,600 tons under this scheme.

ProTerra Program:

The ProTerra Standard is based on the Basel Criteria for Responsible Soy Production, published in 2004. It has four basic objectives:

1.	Promote good agricultural practices.

2.	Guarantee the supply of NON-GMO ingredients for feed and food, sustainably produced and with complete traceability.

3.	Protect the environment.

4.	Encourage that rural workers and communities are treated with dignity and respect.

The packaging seal of ProTerra products is a means by which they can communicate directly to consumers and interested parties their commitment to sustainability and non-GMO use. The ProTerra seal guarantees the consumer that the product was produced in a sustainable and traceable manner and meets NON-GMO requirements.

During the 2023/2024 campaign, we produced 31,204 hectares of NON-GMO crops in Argentina.

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

Our 8 de Julio farm, located in the province of Santa Cruz, received the RWS certification in April 2022 on good practices in shearing.

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

Fundación IRSA

Fundación IRSA was created in 1996 with the aim of developing programs and supporting initiatives that promote the integral development of individuals, with a special focus on education, human well-being, and social inclusion. We support civil society organizations because we believe in the power of networking, which enhances individualities and promotes sustainable relationships.

The work of Fundación IRSA is organized around four action areas that chart innovative paths in building a sense of community. These pillars are:

•

Education: Fundación IRSA promotes training, cultural learning, and educational research to enhance personal development, supporting projects that provide new opportunities in both formal and non-formal education. Together with other social organizations, we work for the recognition of the value of identity and respect for diversity. Since its inception, we have funded the “Observatory of Education,” which generates statistical data on education in Argentina based on evidence and social collaboration.

•

Human well-being: Understanding human well-being as an integral aspect that encompasses the physical, psychological, and social needs of individuals, Fundación IRSA focuses on research and assistance to help reduce inequalities, especially in the health sector. Since 2014, we have invested in improving hospital equipment and providing state-of-the-art devices and medical supplies to hospitals and health centers across the country. Additionally, through the Nutrir Program, we continue to support the purchase of meat, vegetables, fruits, and dairy products to address food needs in community kitchens, aiming for the program to have a federal reach in underserved areas and ensure access to healthy food.

122

•

Insertion / inclusion: Fundación IRSA pays special attention to two critical issues: employability and violence. Regarding employability, we continue to support the work of Asociación Civil Diagonal, which develops various programs to offer training, support, and dialogue spaces for people over 45 years old, strengthening their job opportunities in a challenging context. Additionally, the Foundation expanded its commitment by becoming the sole funder of the initial phase of the +45 Observatory, which aims to collect qualitative information on employment and unemployment in this age group, as well as its impact on individuals. Regarding violence, the Foundation is dedicated to research and generating evidence to improve public policies in this area. Since 2021, we have been the main investor in the creation of the first Observatory on Early Practices for Addressing Child Abuse. This year, we strengthened the civil entity “Red por la Infancia,” which produced several reports and guides for the private sector, including a certification of products and services free of child labor and trafficking in the supply chain, as well as guides for preventing and addressing situations of violence against children and adolescents in educational, recreational, and community settings. It also developed a guide for raising awareness and detecting trafficking and sexual exploitation in the tourism sector.

•

Strengthening: Fundación IRSA supports the institutional capacity of non-profit organizations through cooperation and partnerships. We accompany social organizations across the country so they can fulfill their mission, grow, and develop. Additionally, we continue with the internal program MultipliDAR, which offers all IRSA Group employees the opportunity to multiply their personal and group donations to civil society organizations of their choice, doubling or tripling the donated amount.

During the 2024 fiscal year, Fundación IRSA worked with 80 civil society organizations, making a direct social investment of ARS 471,302,599.

For the 2025 fiscal year, the Foundation is committed to strengthening its mission, focusing on listening to the needs of society to maximize the impact of its projects. It will renew its commitment to research by investing in the strengthening of several observatories, including the Observatory on Violence against Children and Adolescents and the Employability Observatory for adults over 45 years old. It aims to be a generator of quality data and a guarantor of excellent knowledge.

In the field of education, it will continue investing in the Observatory of Education to generate statistical data and will join the collective work with other companies and foundations committed to improving education in our country. Fundación IRSA will join the main governance body of the Literacy and Secondary Education Advocacy Group of Foundations and Companies and, for the tenth consecutive year, will strengthen nursing education by providing the opportunity for more than 60 tertiary-level students to complete their studies and enter the healthcare job market.

Additionally, it will continue promoting the Nutrir Program, leaving installed capacity that allows organizations to carry out their solidarity commitment to those most in need. It will also establish new connections with other community kitchens at the federal level and with organizations specializing in the recovery of fresh food in the country.

Finally, it will persist in generating initiatives that address diversity, focusing on strengthening job placement and employability for both the young and adult population of the country.

“Puerta 18” Foundation

“Puerta 18” Foundation is a free space for artistic and technological creation for young people aged 13 to 24. Through a non-formal education approach, it encourages the development of skills, vocations, and talents in young people through the multiple resources offered by technology.

Over its 16 years, more than 5,000 young people have received free training, and today more than 290 have found employment in areas related to their training at the institution. Two years ago, the foundation, in pursuit of “common good” objectives, achieved recognition from the IGJ (General Inspection of Justice) so that, under Section 81c, donations received can be tax-deductible, encouraging more companies to join and amplifying the impact.

The Foundation’s approach is based on placing the young person at the center of the proposal, which revolves around their interests and needs, with educators acting as facilitators using technology as a tool. Some of the disciplines we work with include: Graphic Design, Photography, UX, Programming, Comprehensive Video Production, 3D Modeling and Animation, Video Games, Robotics, among others.

Currently, the Foundation offers activities for an average of over 80 young people per day, both in the 13-18 age group and those over 18, focusing all its actions at the Zelaya Street headquarters. Additionally, together with #Digtar and #programarte, they have awarded scholarships to 60 young people to continue their educational studies at other institutions, expanding their social capital, deepening their knowledge, and significantly improving their job prospects.

“Museo de los Niños” Foundation

The Museo de los Niños Abasto is an interactive museum that recreates the spaces of a city and enhances the activities of children within it. Here, children and adults have fun and learn by playing the daily activities carried out in a community.

The Museum offers an enriching and alternative meeting space that integrates play, movement, perception, understanding, and expression, encouraging curiosity, interest in learning, and imagination from a transformative perspective.

Based on the Declaration of the Rights of the Child, it has been designed to foster in each child the development of their own potential: “learning by doing” and “playing and having fun while learning.”

The Museum is dedicated to children up to 12 years old, their families, educators, and through them, the community. For the youngest children, up to 3 years old, it has two soft rooms specially built to stimulate their activity. In addition, it has an Exhibition Hall and an Auditorium where shows, film screenings, conferences, book presentations and various events are held.

Additionally, it has an Exhibition Hall and an Auditorium where shows, training sessions, conferences, book presentations, and various events are held.

As is customary, the Foundation continued its policy of supporting its own or third-party programs and also continued to promote projects related to communication, science, culture, education, and humanitarian aid.

Through the scheduled activities, we aim to offer children a series of learning experiences that foster actions of solidarity and commitment to society as a whole, through play, imagination, and participation.

Taking these points into account, we received approximately 1,000,000 visitors, and the number of companies providing support through sponsorship increased.

As every year, the source of income from the Annual Winter Vacation event, as well as family days celebrated by different companies and institutions, and advance ticket sales, proved to be a fundamental and regular economic support for the Foundation.

School visits and birthday celebrations also increased.

Museo de los Niños has been declared:

•	of Educational Interest by the Ministry of Education of Argentina pursuant to Resolution No. 123;

•	of Cultural Interest by the Secretariat of Culture and Communication of the Presidency of Argentina pursuant to Resolution No. 1895;

•	of Cultural Interest by the Secretariat of Culture of the GCBA;

•	of Tourist Interest by the Secretariat of Tourism of the Presidency of Argentina pursuant to Resolution No. 281; and

•	sponsored by the Secretariat of Education of the GCBA pursuant to Resolution No. 537.

C. Organizational Structure

Subsidiaries and associated companies

The following table includes a description of our direct subsidiaries and associated companies as of June 30, 2024:

Companies	Effective Ownership and Voting Power Percentage (%)	Property/Activity
Associates

Agro-Uranga S.A.	34.86	Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8,299 hectares on the state of Santa Fe and Córdoba.

Uranga Trading S.A	34.86	Uranga Trading S.A. is committed to facilitate and optimally manage the trade of grains of the highest quality, locally and internationally.
Subsidiaries

Brasilagro Companhia Brasileira de Propiedades Agrícolas	35.22 (1)(3)	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.

Futuros y Opciones.Com S.A.	51.21

A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, crops brokerage services and cattle operations.

Amauta Agro S.A. (formerly known as FyO Trading S.A.)	98.57 (2)

Amauta Agro S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

FyO Acopio S.A. (formerly known as Granos Olavarria S.A.)	98.57 (2)	FyO Acopio S.A. is principally engaged to the warehousing of cereals and brokering of grains.

Helmir S.A.	100

Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima	55.40 (1)(3)	It is a leading Argentine company devoted to the development and management of real estate.

(1)	Excludes effect of treasury stock.
(2)	Includes Futuros y Opciones.Com S.A.’s interest.
(3)	Includes Helmir’s interest.

D. Property, Plants and Equipment

Overview of Agricultural Properties

As of June 30, 2024, we owned, together with our subsidiaries, 27 farmlands, which have a total surface area of 599,744 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net Book Value (ARS Millions) (1)
1	El Recreo	Catamarca	Argentina	12,395	May ’95	Natural woodlands	420
2	Los Pozos (4)	Salta	Argentina	235,377	May ’95	Cattle/ Agriculture/ Natural woodlands	45,676
3,4	San Nicolás/Las Playas (2)	Santa Fe/Córdoba	Argentina	2,893	May ‘97	Agriculture/ Dairy	5,055
5	La Gramilla/ Santa Bárbara	San Luis	Argentina	7,072	Nov ‘97	Agriculture Under irrigation	10,894
6	La Suiza	Chaco	Argentina	26,371	Jun ‘98	Agriculture/ Cattle	12,093
7	El Tigre	La Pampa	Argentina	7,860	Apr ‘03	Agriculture/ Dairy	11,418
8	San Pedro	Entre Rios	Argentina	3,584	Sep ‘05	Agriculture	9,229
9	8 De Julio/ Estancia Carmen	Santa Cruz	Argentina	100,911	May ‘07/ Sep ‘08	Sheep	3,095
10	Administración Cactus	San Luis	Argentina	171	Dec ‘97	Natural woodlands	329
11	Los Sauces	La Pampa	Argentina	1,250	Jun ‘23	Agriculture	4,472
12,13,14	Las Londras/San Rafael/ La Primavera (3)	Santa Cruz	Bolivia	10,020	Nov-08/Jun-11	Agriculture	23,864
15	Finca Mendoza	Mendoza	Argentina	674	Mar ‘11	Natural woodlands	-
16	Establecimiento Mendoza	Mendoza	Argentina	9	Nov’03	Natural woodlands	1,710
17	Marangatú/Udra (3)	Mariscal Estigarribia	Paraguay	58,722	Feb’09	Agriculture /Natural Woodlands	48,189
18/27	Brasilagro (3)		Brasil	132,435		Agriculture/ Forestry/Cattle	204,765
				599,744			381,209

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation..
(2)	Hectares and carrying amount in proportion to our 34.86% interest in Agro-Uranga S.A.
(3)	See the section “Overview of Brasilagro’s Properties”.
(4)

On September 30, 2024, the Company informed that it had sold a 3,630 hectares fraction of land reserve with productive potential of the “Los Pozos” farm. Please see “Recent Developments — Cresud’s Recent Developments — Farmland Fraction Sale - Los Pozos”.

Overview of BrasilAgro’s Properties

As of June 30, 2024, we owned, together with our subsidiaries, 14 farmlands, which have a total surface area of 201,177 hectares, acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total Area		Net book Value
Properties	Place	(ha)	Use	(ARS Million)	(USD Million)
Jatobá Farmland	Jaborandi/BA	8,868	Agriculture	29,648	33
Alto Taquari Farmland	Alto Taquari/MT	1,380	Agriculture	3,277	4
Chaparral Farmland	Correntina/BA	24,885	Agriculture	25,768	28
Nova Buriti Farmland	Januária/MG	24,212	Forestry	4,218	5
Preferência Farmland	Barreiras/BA	17,799	Cattle	6,370	7
São José Farmland	Maranhão/MA	17,566	Agriculture	20,947	23
Marangatu/ Udra Farmlands	Boqueron Paraguay	58,722	Agriculture	48,189	53
Arrojadinho Farmland	Barreiras/BA	16,642	Agriculture	27,193	30
Rio do Meio Farmland	Correntina/BA	5,750	Agriculture	28,230	31
Serra Grande Farmland	Piaui/BA	4,489	Agriculture	7,518	8
Las Londras/San Rafael/ La Primavera	Bolivia	10,020	Agriculture	23,864	26
Panamby Farmland	Mato Grosso/BA	10,844	Agriculture	51,596	57
		201,177		276,818	304

Overview of Urban Properties and investment business

In the ordinary course of business, the leases property or spaces for administrative or commercial use both under operating lease arrangements. The agreements include several clauses, including but not limited, to fixed, variable or adjustable payments.

The following table sets forth certain information about our properties for the Urban Properties and investment business as of June 30, 2024:

Property (6)	Date of Acquisition	Leasable/ Sale m2 / Rooms (1)	Location	Net Book Value (in millions of ARS) (2)	Use	Occupancy rate (%)
Bankboston Tower (13)	Aug-07	-	City of Buenos Aires	1,967	Office Rental	N/A
Bouchard 551	Mar-07	-	City of Buenos Aires	5,165	Office Rental	N/A
Intercontinental Plaza Building	Nov-97	2,979	City of Buenos Aires	13,422	Office Rental	100.0
Dot Building	Nov-06	11,242	City of Buenos Aires	52,613	Office Rental	79.4
Zetta Building	Jun-19	32,173	City of Buenos Aires	159,256	Office Rental	100.0
Phillips Building	Jun-17	8,017	City of Buenos Aires	33,147	Office Rental	50.6
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires / Detroit U.S	31,718	Other Rentals	N/A
Abasto Shopping	Nov-99	37,166	City of Buenos Aires, Argentina	90,036	Shopping Mall	99.5
Alto Palermo Shopping	Dec-97	20,733	City of Buenos Aires, Argentina	108,434	Shopping Mall	99.4
Alto Avellaneda	Dec-97	39,784	Province of Buenos Aires, Argentina	70,175	Shopping Mall	93.7
Alcorta Shopping(16)	Jun-97	15,859	City of Buenos Aires, Argentina	68,761	Shopping Mall	99.9
Patio Bullrich	Oct-98	11,395	City of Buenos Aires, Argentina	31,793	Shopping Mall	91.2
Alto Noa	Nov-95	19,427	City of Salta, Argentina	15,779	Shopping Mall	99.4
Mendoza Plaza	Dec-94	41,511	Mendoza, Argentina	25,444	Shopping Mall	98.6
Alto Rosario	Dec-04	34,858	Santa Fe, Argentina	63,585	Shopping Mall	93.7
Córdoba Shopping –Villa Cabrera (11)	Dec-06	15,368	City of Córdoba, Argentina	19,494	Shopping Mall	99.5
Dot Baires Shopping	May-09	48,018	City of Buenos Aires, Argentina	76,185	Shopping Mall	99.3
Soleil Premium Outlet	Jul-10	15,675	Province of Buenos Aires, Argentina	33,749	Shopping Mall	100.0
La Ribera Shopping	Aug-11	10,542	Santa Fe, Argentina	8,632	Shopping Mall	91.7
Distrito Arcos	Dec-14	14,508	City of Buenos Aires, Argentina	38,774	Shopping Mall	100.0
Alto Comahue	Mar-15	11,701	Neuquén, Argentina	26,841	Shopping Mall	99.4
Patio Olmos	Sep-97	-	City of Córdoba, Argentina	11,478	Shopping Mall	N/A
Beruti Parking Space	N/A	-	Ciudad de Buenos Aires	5,455	Shopping Mall	N/A
Caballito Plot of Land	Nov-97	-	City of Buenos Aires	42,532	Land Reserve	N/A
Ramblas del Plata	Oct-97	716,180	City of Buenos Aires	485,412	Other Rentals	N/A
Ezpeleta Plot of land	May-22	-	Province of Buenos Aires, Argentina	-	Other Rentals	N/A
Beruti and Coronel Diaz Building	Jun-22	-	City of Buenos Aires	12,081	Other Rentals	N/A
Paseo Colon Building	May-23	-	City of Buenos Aires	6,653	Other Rentals	N/A
261 Della Paolera	May-10	4,937	City of Buenos Aires	38,339	Offices and Other Rentals	100.0
Luján plot of land	May-08	1,152,106	Province of Buenos Aires, Argentina	11,463	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	125,927	Land Reserve	N/A
Other Developments (15)	N/A	N/A	City of Buenos Aires	466	Properties under development	N/A
Buildable potentials (14)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé	37,327	Other Rentals	N/A
Intercontinental Hotel (7) (12)	Nov-97	313	City of Buenos Aires	43,543	Hotel	63.9
Libertador Hotel (8) (12)	Mar-98	200	City of Buenos Aires	19,463	Hotel	59.4
Llao Llao Hotel (9)(10) (12)	Jun-97	205	City of Bariloche	74,110	Hotel	69.3
Others (3)	N/A	N/A	City and Province of Buenos Aires	1,587	Others	N/A

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Shopping Malls, Offices and Land Reserves are valued at fair value. Our Hotels are valued at cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3)	Includes EH UT.
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

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured (in Millions of ARS)	Book Value (in Millions of ARS)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	45,326	124,659
Vehicles	Theft, fire and civil and third parties liability	2,404	1,443

Urban Properties and Investment Business

IRSA carries all-risk insurance for the shopping malls and other buildings covering damages to the property caused by fire, acts of terrorism, explosion, gas leak, hail, storm and winds, earthquakes, vandalism, theft and business interruption. In addition, IRSA carries liability insurance covering all potential damages to third parties or goods arising from the development of our businesses throughout the whole Argentine territory. We are in compliance with all the legal requirements relating to mandatory insurance, including statutory coverage under the Occupational Risk Law, life insurance required under collective bargaining agreements and other insurance required by the laws and executive orders. IRSA’s decrees. Our history of material damages is limited to only one claim made as a result of a fire in Alto Avellaneda Shopping in March 2006, in which the loss was substantially recovered from our insurers. These insurance policies have all the specifications, limits and deductibles that we believe are adequate for the risks to which we are exposed in our daily operations. IRSA also purchased civil liability insurance to cover our directors’ and officers’ liability.

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

The objective of this Management’s Discussion and Analysis section is to provide a description of our economic and financial condition as of June 30, 2024, and for the fiscal year then ended. In this sense, the purpose of this management’s discussion and analysis is to describe the impact of the macroeconomic or operational drivers over our business segments in order to explain the reasons or causes that originate our results of operations.

General

We prepare our Audited Consolidated Financial Statements in Pesos and in accordance with IFRS Accounting Standards, as issued by the IASB, and with CNV Rules.

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) currently at the end of the reporting period (June 30, 2024). See “Risk Factors—Risks Relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.”

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

In accordance with IFRS Accounting Standards 15, the Company recognizes revenues over time from the sales of real estate developments in which there is no alternative use for the asset and the Company has the right to demand payment of the contract. When these conditions are not met, the income is recognized at the time of delivery or deed, depending on the case, when the risk transfers are completed, the collection is reasonably assured and there is a price already determined.

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

•	· Sale of goods

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

•	· Sale of farms

Revenue from sale of farms is not recognized until performance obligations are met, which consists of: (i) the sale be in completed, (ii) the Company has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Company has transferred all risks and rewards to the buyer and does not have a continuing involvement. Usually this coincides with the buyer making the first down payment, moment when the transfer of possession is completed, according to the contractual terms. The result from sales of farms is presented in the Consolidated Statement of Income and Other Comprehensive Income as “Gain from disposal of farmlands” net of the related cost.

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

Lessees of rental space located within shopping malls are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Contingent Rent”), which generally ranges between 2% and 12% of the lessees’ gross sales. In addition, in accordance with the standard terms of the typical commercial lease, the Base Rent is usually adjusted at that time by the Consumer Price Index (CPI) in Argentina.

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

Rental income from offices and other rental properties is recognized in the Consolidated Statement of Income and Other Comprehensive on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

A substantial portion of our leases requires the tenant to reimburse us for a substantial portion of operating expenses, usually a proportionate share of the allocable operating expenses. Such property operating expenses include necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. We manage the majority of our own rental properties. We make the original payment for these expenses, which are then reimbursed by the lessees. We consider that we act as a principal in these cases. We accrue reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and are presented separately from property operating expenses. Property operating expenses are expensed as incurred.

•	Sales and Development activities

Revenue from sale and developments of real estate properties primarily comprises the results from the sale of properties. Results from the sale of properties are recognized only when the posession has been transferred to the buyer. This normally takes place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized when these conditions are satisfied.

IRSA also enters into barter transactions where IRSA normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land and on occasion IRSA also receives cash as part of the transactions. Legal title to the land together with all risks and rewards of ownership are transferred to the developer upon sale. IRSA generally requires the developer to provide guarantees in compliance with its obligations. If the developer does not accomplishment with its obligations, IRSA executes the guarantees granted through a monetary penalty.

IRSA determines that its barters have commercial substance and that the conditions for recording the income from the transfer of parcels or land are met at the time the swap transaction is carried out. Revenues are recorded at the fair value of the goods delivered, adjusted as appropriate by the amount of cash received, and it will be recognized in the Consolidated Statement of Income and Other Comprehensive Income and other comprehensive income depending on the specific category in which the exchanged asset is classified. If the asset falls under the Investment properties category, the revenue will be recognized under the line “Net gain from fair value adjustment of investment properties.” However, if the asset is classified as Trading properties, the revenue will be recognized as operating income from the sale of trading properties. In exchange for the parcels or land transferred, IRSA generally receives cash and a right to receive future units that are part of the projects to be built on the parcels or land exchanged. This right is initially recognized at cost (this being the fair value of the land transferred) as an intangible asset in the statement of financial position denominated “Future units to be received from barters”. The intangible asset is not adjusted in subsequent years unless it is impaired.

IRSA may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the control is transferred to the buyer. This will normally take place when the deeds of title are transferred to the homebuyer.

However, IRSA may market residential apartments during construction or even before construction commences. In these situations, buyers generally surrender a down payment to IRSA with the remaining amount being paid when the developer completes the property and transfers it to IRSA, and IRSA in turn transfers it to the buyer or in installments. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, IRSA is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. IRSA may then seek legal remedy against the developer for non-performance of its obligations under the agreement. IRSA exercised judgment and considered that the most significant risk associated with the asset IRSA holds (i.e., the right to receive the apartments) consisting of the non-fulfillment of the developer’s obligations (i.e., to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

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

	Fiscal year ended June 30,
	2024	2023	2022
	(inter‑annual data)
GDP (1)	(1.7)%	(4.9)%	6.9%
Inflation (IPIM) (2)	284.4%	112.8%	57.3%
Inflation (CPI)	271.5%	115.6%	64.0%
Depreciation of the Peso against the U.S. dollar	(255.0%)	(105.0%)	(30.9%)
Average exchange rate per USD 1.00 (3)	ARS 910.50	ARS 256.50	ARS 125.13

_____________________

(1)	Represents inter annual growth of the second quarter GDP at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.
(2)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30. As of October 18, 2024, the exchange rate was 983.00 per U.S. dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP decreased 1.7% inter annually during the second quarter of 2024, compared to a decrease of 4.9% in the same period of 2023. Nationally, shopping mall sales at current prices in the month of June 2024 relevant to the survey reached a total of ARS 463,761 million, which represents an increase of 165.3% compared to June 2023. Accumulated sales for the first six months of the year 2024, represent a 220.5% in current terms and 0.7% increase in real terms as compared to the same period of 2023. The monthly EMAE as of June 30, 2024, decreased by 3.9% compared to the same month in 2023. As of June 30, 2024, the unemployment rate was at 7.6% of the country’s economically active population, compared to 6.2% as of June 30, 2023. On the other hand, in the second quarter of 2024, the activity rate stood at 48.5% compared to 47.6% in the same quarter of the previous year. While the employment rate maintained in line at 44.8% when compared with the second quarter of 2024, compared to 44.6% in the second quarter of the previous year.

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

	Consumer price index	Wholesale price index
Fiscal year ended June 30,	(inter‑annual data)
2022	64.0%	57.3%
2023	115.6%	112.8%
2024	271.5%	284.4%

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

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 12% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases on a monthly or quarterly and cumulative basis following the IPC index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

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

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically, real estate transactions in Argentina are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the Peso against the U.S. dollar would increase the value of our real estate properties measured in Pesos and an appreciation of the Peso would have the opposite effect. In addition, foreign currency exchange restrictions imposed by Argentine Government could prevent or restrict the access to U.S. dollars for the acquisition of real estate properties, which are denominated and transacted in U.S dollars in Argentina, that could affect our ability to sell or acquire real estate properties and could have an adverse impact in real estate prices.

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

Property values are affected by, among other factors:

a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation of the Argentine Peso for future periods.

                b) office buildings, other rental properties, land reserves and buildable potentials, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / Peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars.

The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in Pesos (the Company functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in U.S. dollars, However, as a consequence of the restrictions imposed by the Central Bank on foreign exchange transactions, purchase and sales of office buildings and other properties are now usually settled in Argentine Pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by IRSA in the last two years).

Factors Affecting Comparability of our Results

Comparability of information

Office buildings

During the year ended June 30, 2020, we have incorporated as an investment property the building “Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of GLA over 30 office floors and includes 316 parking spaces in 4 basements. During the fiscal years 2024, 2023 and 2022, we sold and transferred floors of the building for a total area of approximately 3,579 sqm, 9,500 sqm and 9,674 sqm, respectively. As of June 30, 2024, IRSA retains its rights for 4 floors of the building with an approximate leasable area of 4,937 sqm. As a subsequent event, on October 15, 2024, IRSA informed that it has sold a floor of the “261 Della Paolera” for a total leasable area of approximately 1,197 sqm and 8 parking lots located in the building. For more information see “Recent Developments — IRSA’s Recent — Developments 261 Della Paolera floor sale”.

On April 19, 2022, we sold 100% of the “República” building, located next to the “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 sqm of GLA on 20 office floors and 178 parking spaces.

On July 24, 2023, we sold the “Suipacha 652/64” office building, located in the Microcentro district of the Autonomous City of Buenos Aires. The class B building, with 7 office floors and 62 parking lots, acquired by IRSA in 1991, has a GLA of 11,465 sqm, which was vacant at the moment of the transaction.

Shopping malls

During the fiscal years ended June 30, 2024, 2023 and 2022, we maintained the same portfolio of operating shopping malls.

Business Segment Information

IFRS Accounting Standards 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS Accounting Standards 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Company, Mr. Eduardo S. Elsztain.

Segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is the segment information prepared as follows:

Agricultural business

•	Agricultural production: segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets.; agricultural services; leasing of the Company’s farms to third parties; and planting, harvesting and sale of sugarcane

•	Land transformation and sales: comprises gains from the disposal and development of farmlands activities.

•	Corporate: includes corporate expenses related to agricultural business.

•	Other segments: includes, principally, brokerage activities, among others.

Urban properties and investments business

•	Shopping Malls: includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Company.

•	Offices: includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.

•	Sales and Developments: includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.

•	Hotels: includes the operating results mainly comprised of room, catering and restaurant revenues.

•	Others: includes the entertainment activities through ALG Golf Center S.A., La Rural S.A. and Buenos Aires Convention Center (Concession), We Are Appa investments in associates such as GCDI (former TGLT) and the financial activities carried out through Banco Hipotecario / BACS, as well as other investments in associates.

The CODM periodically reviews the operating results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS Accounting Standards standards used for the preparation of our Audited Consolidated Financial Statements, except for the following:

o

Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method, the profit/loss generated and assets are reported in the Consolidated Statement of Income and Other Comprehensive line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS Accounting Standards. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

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

Below is a summarized analysis of the lines of business for the year ended June 30, 2024:

	06.30.2024
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
	(million of ARS)
Revenues	384,487	270,550	655,037	(1,453)	59,447	(1,658)	711,373
Costs	(323,676)	(48,891)	(372,567)	161	(60,637)	-	(433,043)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	5,339	-	5,339	-	-	710	6,049
Changes in the net realizable value of agricultural products after harvest	7,174	-	7,174	-	-	-	7,174
Gross profit / (loss)	73,324	221,659	294,983	(1,292)	(1,190)	(948)	291,553
Net loss from fair value adjustment of investment properties	(7,454)	(341,584)	(349,038)	364	-	-	(348,674)
Gain from disposal of farmlands	52,612	-	52,612	-	-	-	52,612
General and administrative expenses	(33,678)	(51,453)	(85,131)	173	-	107	(84,851)
Selling expenses	(43,768)	(17,491)	(61,259)	133	-	742	(60,384)
Other operating results, net	27,904	(7,014)	20,890	(21)	419	86	21,374
Management fees	-	-	-	-	(7,866)	-	(7,866)
Profit / (loss) from operations	68,940	(195,883)	(126,943)	(643)	(8,637)	(13)	(136,236)
Share of (loss) / profit of associates and joint ventures	(1,084)	33,760	32,676	277	-	-	32,953
Segment profit / (loss)	67,856	(162,123)	(94,267)	(366)	(8,637)	(13)	(103,283)

Reportable assets	729,735	1,944,113	2,673,848	685	-	798,578	3,473,111
Reportable liabilities (*)	-	-	-	-	-	(1,909,201)	(1,909,201)
Net reportable assets	729,735	1,944,113	2,673,848	685	-	(1,110,623)	1,563,910

Below is a summarized analysis of the lines of business for the year ended June 30, 2023:

	06.30.2023
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
	(million of ARS)
Revenues	378,132	268,627	646,759	(1,687)	64,781	(2,441)	707,412
Costs	(313,801)	(49,365)	(363,166)	736	(65,950)	-	(428,380)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(5,628)	-	(5,628)	-	-	819	(4,809)
Changes in the net realizable value of agricultural products after harvest	(9,431)	-	(9,431)	-	-	-	(9,431)
Gross profit / (loss)	49,272	219,262	268,534	(951)	(1,169)	(1,622)	264,792
Net loss from fair value adjustment of investment properties	(8,804)	(190,751)	(199,555)	7,559	-	-	(191,996)
Gain from disposal of farmlands	55,825	-	55,825	-	-	-	55,825
General and administrative expenses	(31,550)	(72,549)	(104,099)	250	-	643	(103,206)
Selling expenses	(34,723)	(16,860)	(51,583)	101	-	1,118	(50,364)
Other operating results, net	(6,486)	(27,061)	(33,547)	(93)	614	(92)	(33,118)
Management fees	-	-	-	-	(17,683)	-	(17,683)
Profit / (loss) from operations	23,534	(87,959)	(64,425)	6,866	(18,238)	47	(75,750)
Share of (loss) / profit of associates and joint ventures	(3,853)	14,449	10,596	(4,722)	-	(5)	5,869
Segment profit / (loss)	19,681	(73,510)	(53,829)	2,144	(18,238)	42	(69,881)

Reportable assets	784,053	2,358,968	3,143,021	(13,050)	-	842,993	3,972,964
Reportable liabilities (*)	-	-	-	-	-	(2,178,387)	(2,178,387)
Net reportable assets	784,053	2,358,968	3,143,021	(13,050)	-	(1,335,394)	1,794,577

Below is a summarized analysis of the lines of business for the year ended June 30, 2022:

	06.30.2022
	Agricultural business (I)	Urban property and investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
	(million of ARS)
Revenues	515,872	204,987	720,859	(1,860)	53,349	(4,644)	767,704
Costs	(461,761)	(42,851)	(504,612)	729	(55,055)	-	(558,938)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	145,804	-	145,804	-	-	1,535	147,339
Changes in the net realizable value of agricultural products after harvest	(16,007)	-	(16,007)	-	-	-	(16,007)
Gross profit / (loss)	183,908	162,136	346,044	(1,131)	(1,706)	(3,109)	340,098
Net gain/ (loss) from fair value adjustment of investment properties	19,707	102,522	122,229	10,588	-	-	132,817
Gain from disposal of farmlands	44,088	-	44,088	-	-	-	44,088
General and administrative expenses	(30,340)	(42,987)	(73,327)	214	-	650	(72,463)
Selling expenses	(43,895)	(17,958)	(61,853)	43	-	3,016	(58,794)
Other operating results, net	(6,714)	225	(6,489)	-	447	(89)	(6,131)
Management fees	-	-	-	-	(33,388)	-	(33,388)
Profit/ (loss) from operations	166,754	203,938	370,692	9,714	(34,647)	468	346,227
Share of profit of associates and joint ventures	1,294	3,732	5,026	(6,588)	-	-	(1,562)
Segment profit/ (loss)	168,048	207,670	375,718	3,126	(34,647)	468	344,665

Reportable assets	730,284	2,610,609	3,340,893	(11,830)	-	909,751	4,238,814
Reportable liabilities (*)	-	-	-	-	-	(2,582,553)	(2,582,553)
Net reportable assets	730,284	2,610,609	3,340,893	(11,830)	-	(1,672,802)	1,656,261

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)

Includes ARS (1,190) million, ARS (1,169) million and ARS (1,706) million corresponding to Expenses and FPC as of June 30, 2024, 2023 and 2022, respectively, and ARS 7,866 million, ARS 17,683 million and ARS 33,388 million to management fees, as of June 30, 2024, 2023 and 2022, respectively.

(iii)

Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 15 million, ARS 4 million and ARS 63 million, as of June 30, 2024, 2023 and 2022, respectively.

(*)	The CODM focuses its review on reportable assets.

(I)	Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	06.30.2024
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million of ARS)
Revenues	268,382	-	-	116,105	384,487
Costs	(239,036)	(228)	-	(84,412)	(323,676)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	5,339	-	-	-	5,339
Changes in the net realizable value of agricultural products after harvest	7,174	-	-	-	7,174
Gross profit / (loss)	41,859	(228)	-	31,693	73,324
Net loss from fair value adjustment of investment properties	-	(7,454)	-	-	(7,454)
Gain from disposal of farmlands	-	52,612	-	-	52,612
General and administrative expenses	(19,641)	(63)	(4,583)	(9,391)	(33,678)
Selling expenses	(28,934)	(1,189)	-	(13,645)	(43,768)
Other operating results, net	8,499	13,736	-	5,669	27,904
Profit / (loss) from operations	1,783	57,414	(4,583)	14,326	68,940
Share of profit / (loss) of associates and joint ventures	1,553	-	-	(2,637)	(1,084)
Segment profit / (loss)	3,336	57,414	(4,583)	11,689	67,856

Investment properties	-	64,521	-	-	64,521
Property, plant and equipment	448,000	1,261	-	3,311	452,572
Investments in associates	6,696	-	-	1,278	7,974
Other reportable assets	138,661	2,596	-	63,411	204,668
Reportable assets	593,357	68,378	-	68,000	729,735

From all of the revenues corresponding to Agricultural Business, ARS 221,139 million are originated in Argentina and ARS 163,348 million in other countries, principally in Brazil for ARS 161,810 million. From all of the assets included in the segment corresponding to Agricultural Business, ARS 507,247 million are located in Argentina and ARS 222,488 million in other countries, principally in Brazil.

	06.30.2023
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million of ARS)
Revenues	278,373	-	-	99,759	378,132
Costs	(249,942)	(275)	-	(63,584)	(313,801)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(5,628)	-	-	-	(5,628)
Changes in the net realizable value of agricultural products after harvest	(9,431)	-	-	-	(9,431)
Gross profit / (loss)	13,372	(275)	-	36,175	49,272
Net loss from fair value adjustment of investment properties	-	(8,804)	-	-	(8,804)
Gain from disposal of farmlands	-	55,825	-	-	55,825
General and administrative expenses	(17,480)	(52)	(5,187)	(8,831)	(31,550)
Selling expenses	(25,498)	(48)	-	(9,177)	(34,723)
Other operating results, net	625	(9,385)	-	2,274	(6,486)
(Loss) / profit from operations	(28,981)	37,261	(5,187)	20,441	23,534
Share of loss of associates and joint ventures	(628)	-	-	(3,225)	(3,853)
Segment (loss) / profit	(29,609)	37,261	(5,187)	17,216	19,681

Investment properties	-	97,556	-	-	97,556
Property, plant and equipment	462,669	2,203	-	3,934	468,806
Investments in associates	6,216	-	-	3,199	9,415
Other reportable assets	152,532	-	-	55,744	208,276
Reportable assets	621,417	99,759	-	62,877	784,053

From all of the revenues corresponding to Agricultural Business, ARS 206,177 million are originated in Argentina and ARS 171,955 million in other countries, principally in Brazil for ARS 153,806 million. From all of the assets included in the segment corresponding to Agricultural Business, ARS 252,733 million are located in Argentina and ARS 531,320 million in other countries, principally in Brazil.

	06.30.2022
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	409,042	-	-	106,830	515,872
Costs	(383,436)	(385)	-	(77,940)	(461,761)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	145,804	-	-	-	145,804
Changes in the net realizable value of agricultural products after harvest	(16,007)	-	-	-	(16,007)
Gross profit / (loss)	155,403	(385)	-	28,890	183,908
Net gain from fair value adjustment of investment properties	-	19,707	-	-	19,707
Gain from disposal of farmlands	-	44,088	-	-	44,088
General and administrative expenses	(18,134)	(64)	(5,919)	(6,223)	(30,340)
Selling expenses	(34,908)	(1,514)	-	(7,473)	(43,895)
Other operating results, net	(16,798)	8,578	-	1,506	(6,714)
Profit / (loss) from operations	85,563	70,410	(5,919)	16,700	166,754
Share of profit of associates and joint ventures	862	-	-	432	1,294
Segment profit / (loss)	86,425	70,410	(5,919)	17,132	168,048

Investment properties	-	109,505	-	-	109,505
Property, plant and equipment	373,369	2,211	-	1,698	377,278
Investments in associates	8,003	-	-	5,993	13,996
Other reportable assets	172,356	-	-	57,149	229,505
Reportable assets	553,728	111,716	-	64,840	730,284

From all of the revenues corresponding to Agricultural Business, ARS 258,632 million are originated in Argentina and ARS 257,240 million in other countries, principally in Brazil for ARS 237,601 million. From all of the assets included in the segment corresponding to Agricultural Business, ARS 247,302 million are located in Argentina and ARS 482,982 million in other countries, principally in Brazil.

(II)	Urban properties and investments line of business

Below is a summarized analysis of the urban properties and investments line of business for the fiscal years ended June 30, 2024, 2023 and 2022:

	06.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	179,650	16,243	9,246	61,569	3,842	270,550
Costs	(10,714)	(1,182)	(5,344)	(28,939)	(2,712)	(48,891)
Gross profit	168,936	15,061	3,902	32,630	1,130	221,659
Net loss from fair value adjustment of investment properties	(14,936)	(69,585)	(256,774)	-	(289)	(341,584)
General and administrative expenses	(21,608)	(2,062)	(8,810)	(9,342)	(9,631)	(51,453)
Selling expenses	(9,007)	(180)	(3,236)	(4,205)	(863)	(17,491)
Other operating results, net	(2,840)	(63)	(3,805)	(1,131)	825	(7,014)
Profit / (Loss) from operations	120,545	(56,829)	(268,723)	17,952	(8,828)	(195,883)
Share of profit of associates and joint ventures	-	-	-	-	33,760	33,760
Segment profit / (loss)	120,545	(56,829)	(268,723)	17,952	24,932	(162,123)

Investment and trading properties	690,300	303,571	747,859	-	2,261	1,743,991
Property, plant and equipment	2,176	324	(18,987)	30,701	3,001	17,215
Investment in associates and joint ventures	-	-	-	-	124,373	124,373
Other reportable assets	934	708	54,089	680	2,123	58,534
Reportable assets	693,410	304,603	782,961	31,381	131,758	1,944,113

From all the revenues, ARS 263,826 million originated in Argentina, and ARS 6,724 million in other countries, principally in Uruguay for ARS 6,651 million and USA for ARS 73 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 1,933,622 million are located in Argentina and ARS 10,491 million in other countries, principally in the USA for ARS 1,754 million and Uruguay for ARS 8,669 million.

	06.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	176,246	17,031	16,280	55,596	3,474	268,627
Costs	(11,937)	(1,408)	(4,952)	(28,296)	(2,772)	(49,365)
Gross profit	164,309	15,623	11,328	27,300	702	219,262
Net loss from fair value adjustment of investment properties	(41,496)	(18,409)	(130,426)	-	(420)	(190,751)
General and administrative expenses	(24,826)	(3,102)	(9,511)	(12,168)	(22,942)	(72,549)
Selling expenses	(8,055)	(383)	(4,172)	(3,819)	(431)	(16,860)
Other operating results, net	(2,173)	(256)	(3,284)	(531)	(20,817)	(27,061)
Profit / (Loss) from operations	87,759	(6,527)	(136,065)	10,782	(43,908)	(87,959)
Share of profit of associates and joint ventures	-	-	-	-	14,449	14,449
Segment profit / (loss)	87,759	(6,527)	(136,065)	10,782	(29,459)	(73,510)

Investment and trading properties	694,077	435,399	1,014,874	-	2,987	2,147,337
Property, plant and equipment	2,173	13,186	19,074	34,296	3,258	71,987
Investment in associates and joint ventures	-	-	-	-	106,622	106,622
Other reportable assets	1,471	1,271	27,341	739	2,200	33,022
Reportable assets	697,721	449,856	1,061,289	35,035	115,067	2,358,968

From all the revenues, included in the segments corresponding to the business of urban properties and investments ARS 259,200 million originated in Argentina and ARS 9,427 million originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 2,344,884 million are located in Argentina and ARS 14,084 million in other countries, principally in the USA for ARS 1,961 million and Uruguay for ARS 12,051 million.

	06.30.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	138,836	24,357	5,975	34,441	1,378	204,987
Costs	(11,974)	(2,347)	(4,653)	(19,808)	(4,069)	(42,851)
Gross profit / (loss)	126,862	22,010	1,322	14,633	(2,691)	162,136
Net gain / (loss) from fair value adjustment of investment properties	4,429	(42,162)	139,774	-	481	102,522
General and administrative expenses	(22,923)	(3,052)	(8,474)	(5,847)	(2,691)	(42,987)
Selling expenses	(6,784)	(625)	(7,385)	(2,723)	(441)	(17,958)
Other operating results, net	(1,137)	(184)	(384)	(473)	2,403	225
Profit / (Loss) from operations	100,447	(24,013)	124,853	5,590	(2,939)	203,938
Share of profit of associates and joint ventures	-	-	-	-	3,732	3,732
Segment profit / (loss)	100,447	(24,013)	124,853	5,590	793	207,670

Investment and trading properties	735,027	535,512	1,115,773	-	3,444	2,389,756
Property, plant and equipment	2,090	33,455	19,079	35,554	8,586	98,764
Investment in associates and joint ventures	-	-	-	-	92,733	92,733
Other reportable assets	1,490	1,274	23,900	481	2,211	29,356
Reportable assets	738,607	570,241	1,158,752	36,035	106,974	2,610,609

From all the revenues included in the segments corresponding to the business of urban properties and investments ARS 204,872 million and ARS 115 million originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 2,595,101 million are located in Argentina and ARS 15,508 million in other countries, principally in the USA for ARS 2,370 million and Uruguay for ARS 13,056 million.

Results of Operations for the fiscal years ended June 30, 2024 and 2023

	Agricultural business			Urban Properties and Investment business			Total segment information			Joint ventures (I)			Adjustments (ii)			Elimination of inter-segment transactions and non-reportable assets / liabilities			Total Statement of Income / Financial Position
	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.
	(in million of ARS)
Revenues	384,487	378,132	6,355	270,550	268,627	1,923	655,037	646,759	8,278	-1,453	-1,687	234	59,447	64,781	-5,334	-1,658	-2,441	783	711,373	707,412	3,961
Costs	-323,676	-313,801	-9,875	-48,891	-49,365	474	-372,567	-363,166	-9,401	161	736	-575	-60,637	-65,950	5,313	-	-	-	-433,043	-428,380	-4,663
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	5,339	-5,628	10,967	-	-	-	5,339	-5,628	10,967	-	-	-	-	-	-	710	819	-109	6,049	-4,809	10,858
Changes in the net realizable value of agricultural products after harvest	7,174	-9,431	16,605	-	-	-	7,174	-9,431	16,605	-	-	-	-	-	-	-	-	-	7,174	-9,431	16,605
Gross profit/ (loss)	73,324	49,272	24,052	221,659	219,262	2,397	294,983	268,534	26,449	-1,292	-951	-341	-1,190	-1,169	-21	-948	-1,622	674	291,553	264,792	26,761
Net loss from fair value adjustment of investment properties	-7,454	-8,804	1,350	-341,584	-190,751	-150,833	-349,038	-199,555	-149,483	364	7,559	-7,195	-	-	-	-	-	-	-348,674	-191,996	-156,678
Gain from disposal of farmlands	52,612	55,825	-3,213	-	-	-	52,612	55,825	-3,213	-	-	-	-	-	-	-	-	-	52,612	55,825	-3,213
General and administrative expenses	-33,678	-31,550	-2,128	-51,453	-72,549	21,096	-85,131	-104,099	18,968	173	250	-77	-	-	-	107	643	-536	-84,851	-103,206	18,355
Selling expenses	-43,768	-34,723	-9,045	-17,491	-16,860	-631	-61,259	-51,583	-9,676	133	101	32	-	-	-	742	1,118	-376	-60,384	-50,364	-10,020
Other operating results, net	27,904	-6,486	34,390	-7,014	-27,061	20,047	20,890	-33,547	54,437	-21	-93	72	419	614	-195	86	-92	178	21,374	-33,118	54,492
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	-7,866	-17,683	9,817	-	-	-	-7,866	-17,683	9,817
Profit / (loss) from operations	68,940	23,534	45,406	-195,883	-87,959	-107,924	-126,943	-64,425	-62,518	-643	6,866	-7,509	-8,637	-18,238	9,601	-13	47	-60	-136,236	-75,750	-60,486
Share of (loss)/ profit of associates and joint ventures	-1,084	-3,853	2,769	33,760	14,449	19,311	32,676	10,596	22,080	277	-4,722	4,999	-	-	-	-	-5	5	32,953	5,869	27,084
Segment profit / (loss)	67,856	19,681	48,175	-162,123	-73,510	-88,613	-94,267	-53,829	-40,438	-366	2,144	-2,510	-8,637	-18,238	9,601	-13	42	-55	-103,283	-69,881	-33,402

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)

Includes gross profit / (loss) of ARS (1,190) million and ARS (1,169) million corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of June 30, 2024 and 2023, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the fiscal years ended June 30, 2024 and 2023.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.
	(in million of ARS)
Revenues	268,382	278,373	(9,991)	-	-	-	-	-	-	116,105	99,759	16,346	384,487	378,132	6,355
Costs	(239,036)	(249,942)	10,906	(228)	(275)	47	-	-	-	(84,412)	(63,584)	(20,828)	(323,676)	(313,801)	(9,875)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	5,339	(5,628)	10,967	-	-	-	-	-	-	-	-	-	5,339	(5,628)	10,967
Changes in the net realizable value of agricultural products after harvest	7,174	(9,431)	16,605	-	-	-	-	-	-	-	-	-	7,174	(9,431)	16,605
Gross profit / (loss)	41,859	13,372	28,487	(228)	(275)	47	-	-	-	31,693	36,175	(4,482)	73,324	49,272	24,052
Net loss from fair value adjustment of investment properties	-	-	-	(7,454)	(8,804)	1,350	-	-	-	-	-	-	(7,454)	(8,804)	1,350
Gain from disposal of farmlands	-	-	-	52,612	55,825	(3,213)	-	-	-	-	-	-	52,612	55,825	(3,213)
General and administrative expenses	(19,641)	(17,480)	(2,161)	(63)	(52)	(11)	(4,583)	(5,187)	604	(9,391)	(8,831)	(560)	(33,678)	(31,550)	(2,128)
Selling expenses	(28,934)	(25,498)	(3,436)	(1,189)	(48)	(1,141)	-	-	-	(13,645)	(9,177)	(4,468)	(43,768)	(34,723)	(9,045)
Other operating results, net	8,499	625	7,874	13,736	(9,385)	23,121	-	-	-	5,669	2,274	3,395	27,904	(6,486)	34,390
Profit / (loss) from operations	1,783	(28,981)	30,764	57,414	37,261	20,153	(4,583)	(5,187)	604	14,326	20,441	(6,115)	68,940	23,534	45,406
Share of profit/ (loss) of associates and joint ventures	1,553	(628)	2,181	-	-	-	-	-	-	(2,637)	(3,225)	588	(1,084)	(3,853)	2,769
Segment profit / (loss)	3,336	(29,609)	32,945	57,414	37,261	20,153	(4,583)	(5,187)	604	11,689	17,216	(5,527)	67,856	19,681	48,175

Urban Properties and Investment Business

The following table shows a summary of the Urban Properties and Investment Business lines for the fiscal years ended June 30, 2024 and 2023.

	Shopping Malls			Offices			Sales and developments			Hotels			Others			Total
	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.
	(in millions of ARS)
Revenues	179,650	176,246	3,404	16,243	17,031	(788)	9,246	16,280	(7,034)	61,569	55,596	5,973	3,842	3,474	368	270,550	268,627	1,923
Costs	(10,714)	(11,937)	1,223	(1,182)	(1,408)	226	(5,344)	(4,952)	(392)	(28,939)	(28,296)	(643)	(2,712)	(2,772)	60	(48,891)	(49,365)	474
Gross profit	168,936	164,309	4,627	15,061	15,623	(562)	3,902	11,328	(7,426)	32,630	27,300	5,330	1,130	702	428	221,659	219,262	2,397
Net loss from fair value adjustment of investment properties	(14,936)	(41,496)	26,560	(69,585)	(18,409)	(51,176)	(256,774)	(130,426)	(126,348)	-	-	-	(289)	(420)	131	(341,584)	(190,751)	(150,833)
General and administrative expenses	(21,608)	(24,826)	3,218	(2,062)	(3,102)	1,040	(8,810)	(9,511)	701	(9,342)	(12,168)	2,826	(9,631)	(22,942)	13,311	(51,453)	(72,549)	21,096
Selling expenses	(9,007)	(8,055)	(952)	(180)	(383)	203	(3,236)	(4,172)	936	(4,205)	(3,819)	(386)	(863)	(431)	(432)	(17,491)	(16,860)	(631)
Other operating results, net	(2,840)	(2,173)	(667)	(63)	(256)	193	(3,805)	(3,284)	(521)	(1,131)	(531)	(600)	825	(20,817)	21,642	(7,014)	(27,061)	20,047
Profit / (loss) from operations	120,545	87,759	32,786	(56,829)	(6,527)	(50,302)	(268,723)	(136,065)	(132,658)	17,952	10,782	7,170	(8,828)	(43,908)	35,080	(195,883)	(87,959)	(107,924)
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	33,760	14,449	19,311	33,760	14,449	19,311
Segment profit / (loss)	120,545	87,759	32,786	(56,829)	(6,527)	(50,302)	(268,723)	(136,065)	(132,658)	17,952	10,782	7,170	24,932	(29,459)	54,391	(162,123)	(73,510)	(88,613)

Revenues 2024 vs. 2023

Agricultural Business

Agricultural Production. Revenues from the Agricultural Production segment decreased by 3.6% from ARS 278,373 million during the fiscal year ended June 30, 2023 to ARS 268,382 million during the fiscal year ended June 30, 2024. Such decrease is mainly attributable to:

•	ARS 17,251 million decrease in revenues from crop sales, as a result of a decrease in the sale price of soybeans compared to the previous year, which had the effect of the so-called “Soya Dollar”, partially offset by an increase in the volume of corn sold in the current fiscal year (45.0%);

•	ARS 476 million decrease in revenues from leases and services as a result of a loss generated by leases to third parties in Brazil, partially offset by a higher profit from an increase in the operated volume of seed multiplication services in Argentina during the current fiscal year, with higher yields of the seed used (June 30, 2024: 24,065 Tn / June 30, 2023: 11,422 Tn).

•	ARS 5,614 million increase in revenues from cattle sales as a result of the increase in the average sales price (approximately 3.0%), accompanied by a greater volume of kilograms sold (approximately 25.0%); and

•	ARS 2,122 million increase in revenues from sugarcane as a result of a greater volume of tons sold in the current fiscal year compared to the previous fiscal year (+7.0%) due to a drop in prices (-14.0%);

Others. Revenues from the Others segment increased by 16.4% from ARS 99,759 million during the fiscal year ended June 30, 2023 to ARS 116,105 million during the fiscal year ended June 30, 2024, mainly caused by the increase of ARS 16,346 in income from consignment, brokerage commissions and others mainly due to a higher profit on the sale of inputs.

Urban Properties and Investment Business

Shopping Malls. Revenues from the Shopping Malls segment increased by 1.9% from ARS 176,246 million during the fiscal year ended June 30, 2023, to ARS 179,650 million during the fiscal year ended June 30, 2024. Although the number of new lease contracts for this fiscal year has been lower than the previous one, a 17% increase in admission rights has been observed. This increase is due to a change in negotiations, which includes a higher Minimum Insured Fixed Value (“VMA”) in the total key money price, depending on the shopping mall. In the current fiscal year, the increase in revenues was mainly due to: (i) an increase of ARS 7,719 million in base rent revenue; (ii) an ARS 2,470 million increase in admission rights; (iii) an ARS 1,673 million increase in the revenue from averaging of scheduled rent escalation; (iv) an increase of ARS 1,302 million in commissions; and (v) an increase of ARS 588 million in revenue from parking; partially offset by: (vi) a decrease of ARS 10,275 million in contingent rent revenue caused by a lower billing in real terms from the tenants.

Offices. Revenues from the Offices segment decreased by 4.6% from ARS 17,031 million during the fiscal year ended June 30, 2023, to ARS 16,243 million during the fiscal year ended June 30, 2024. This variation is mainly explained by a decrease in revenue from leases by 4.6% from ARS 16,952 million during the fiscal year ended June 30, 2023, to ARS 16,179 million during the fiscal year ended June 30, 2024. The sale of floors in the “261 Della Paolera” Tower (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires) results in a reduced leasable area.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 43.2% decrease from ARS 16,280 million during the fiscal year ended June 30, 2023, to ARS 9,246 million during the fiscal year ended June 30, 2024. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Company over time. During the current fiscal year, VAM sold two of its properties in the Canelones department (Uruguay) to the Boating Trust for a price of USD 6.8 million.

Hotels. Revenues from our Hotels segment increased by 10.7% from ARS 55,596 million during the fiscal year ended June 30, 2023, to ARS 61,569 million during the fiscal year ended June 30, 2024, mainly due to an improvement in rates measured in terms of dollars, occupancy levels remained at good level; however, a decline in international tourism was noted in the last quarter.

Others. Revenues from the Others segment increased by 10.6% from ARS 3,474 million during the fiscal year ended June 30, 2023, to ARS 3,842 million during the fiscal year ended June 30, 2024, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (La Rural S.A. - OFC S.R.L. - Ogden S.A - Entretenimiento Universal S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)) and the fee charged by We Are APPA for the services of the APPA application for promotions and actions of the Shopping Malls.

Costs 2024 vs. 2023

Agricultural Business

Agricultural Production. The costs of the Agricultural Production segment decreased by 4.4% from ARS 249,942 million during the fiscal year ended June 30, 2023 to ARS 239,036 million during the fiscal year ended June 30, 2024, primarily as a consequence of:

•	ARS 9,819 million decrease in costs of crop sales, mainly as a result of a decrease in the sales price of soybeans in the current fiscal year compared to the fiscal year ended June 30, 2023, which had the effect of the so-called “Soya Dollar”;

•	ARS 5,710 million decrease in the costs of sugarcane sales, mainly as a result of a 7.0% drop in the prices of ethanol, a fuel component made from sugarcane.

•	ARS 3,210 million increase in the costs of cattle sales, as a result of a greater volume of kilograms sold (approximately 25.0%) during the current fiscal year compared to the fiscal year ended June 30, 2023; and

•	ARS 1,413 million increase in costs of leases and services, mainly as a result of an increase in the cost of leases in Brazil.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 89.8% during the fiscal year ended June 30, 2023 to 89.1% during the fiscal year ended June 30, 2024.

Land transformation and sales. The costs of the Land transformation and sales segment decreased by 17.1% from ARS 275 million during the fiscal year ended June 30, 2023 to ARS 228 million during the fiscal year ended June 30, 2024. The variation is mainly explained by the sales of farmlands that occurred during both fiscal years, considering that in the fiscal year ended June 30, 2024 there were a lower number of hectares sold compared to the year ended June 30, 2023.

Others. The costs of the Others segment increased by 32.8% from ARS 63,584  million during the fiscal year ended June 30, 2023 to ARS 84,412 million during the fiscal year ended June 30, 2024. This increase is mainly related to salaries, social security costs and other personnel expenses incorporated during the current fiscal year and the impact generated by bonuses in the first quarter of the fiscal year, which had not been provisioned at the close of the previous fiscal year. The costs of the Others segment, measured as a percentage of revenues from this segment, increased from 63.7% during the fiscal year ended June 30, 2023 to 72.7% during the fiscal year ended June 30, 2024.

Urban Properties and Investment Business

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 10.2%, from ARS 11,937 million during the fiscal year ended June 30, 2023, to ARS 10,714 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease in leases and expenses of ARS 1,526 million which is explained by a decrease in the cost of available commercial spaces given higher occupancy during the fiscal year ended June 30, 2024; (ii) a decrease in taxes, rates and contributions of ARS 231 million; partially offset by: (iii) an increase in fees and compensation for services of ARS 482 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, decreased from 6.8% during the fiscal year ended June 30, 2023, to 6.0% during the fiscal year ended June 30, 2024.

Offices. Costs associated with the Offices segment decreased by 16.1%, from ARS 1,408 million during the fiscal year ended June 30, 2023, to ARS 1,182 million during the fiscal year ended June 30, 2024, mainly due to (i) a decrease in leases and expenses of ARS 248 million; (ii) a decrease in amortization and depreciation charges of ARS 149 million; (iii) a decrease in salaries, social security charges and other personnel administrative expenses of ARS 40 million; (iv) a decrease of ARS 25 million in maintenance, security, cleaning, repairs and other expenses; (v) a decrease in taxes, rates and contributions of ARS 24 million; partially offset by: (vi) an increase in fees and compensation for services of ARS 253 million. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, decreased from 8.3% during the fiscal year ended June 30, 2023, to 7.3% during the fiscal year ended June 30, 2024.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 7.9% increase from ARS 4,952 million during the fiscal year ended June 30, 2023, to ARS 5,344 million during the fiscal year ended June 30, 2024 mainly due to: (i) an increase of ARS 545 million in the cost of sale of goods and services, explained by the sale of two plots of land by VAM (Canelones, Uruguay); (ii) an increase of ARS 160 million in maintenance, security, cleaning, repairs and other expenses; (iii) an increase of ARS 108 million in fees and compensation services; (iv) an increase in leases and expenses of ARS 45 million; partially offset by: (v) an ARS 461 million decrease in taxes, rates and contributions. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 30.4% during the fiscal year ended June 30, 2023, to 57.8% during the fiscal year ended June 30, 2024.

Hotels. Costs in the Hotels segment increased by 2.3%, from ARS 28,296 million during the fiscal year ended June 30, 2023, to ARS 28,939 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an increase of ARS 643 million in maintenance, security, cleaning, repairs and other expenses; (ii) an increase of ARS 138 million in food, beverages and other hotel expenses; (iii) an increase of ARS 79 million in fees and compensation services; partially offset by: (iv) a decrease in the costs of salaries, social security and other personnel expenses of ARS 215 million. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 50.9% during the fiscal year ended June 30, 2023, to 47.0% during the fiscal year ended June 30, 2024.

Others. Costs in the Others segment decreased by 2.2%, from ARS 2,772 million during the fiscal year ended June 30, 2023, to ARS 2,712 million during the fiscal year ended June 30, 2024, mainly as a result of (i) a decrease in the costs of salaries, social security and other personnel expenses of ARS 447 million; (ii) a decrease in taxes, rates and contributions of ARS 34 million; (iii) a decrease of ARS 33 million in fees and compensation services; partially offset by: (iv) an increase of ARS 328 million in maintenance, security, cleaning, repairs and other expenses; and (v) an increase of others charges of ARS 138 million. Costs in the Others segment, measured as a percentage of revenues from this segment, decreased from 79.8% during the fiscal year ended June 30, 2023, to 70.6% during the fiscal year ended June 30, 2024.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2024 vs. 2023

According to information by segments (taking into account the result from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the result from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by ARS 10,967 million (194.9%), from a loss of ARS 5,628 million in the fiscal year ended June 30, 2023 to a profit of ARS 5,339 million in the fiscal year ended June 30, 2024.

Such variation was mainly as a result of:

•	A decrease in losses from production and cattle holding for ARS 13,847 million, due to the fact that prices had a better performance regarding inflation compared to the previous fiscal year, accompanied by an increase in kilograms produced (9.0%);

•	A decrease in profit from crops production of ARS 7,452 million, mainly caused by the drop in soybean and corn prices at the time of harvest in Brazil, compared to the fiscal year ended June 30, 2023, compared to productive yields lower results observed in soybeans, offset by a gain in Argentina explained mainly by the Detour of the 22-23 Campaign, as a result of a greater quantity of tons obtained from yellow corn and cotton, accompanied by better productive yields and average net realizable value higher than those projected , with higher direct costs, including leases (remnant of the Anta Canon) and harvest expenses as a result of greater production, together with an increase in the profit in the Production Result of the 23-24 Campaign, with higher margins production, as a result of higher yields observed in wheat and soybean crops compared to the previous season, which were affected by the drought; and

•	An increase in profits from sugarcane production of ARS 4,572 million, mainly due to greater number of hectares planted (6.0%) during the current fiscal year compared to the previous one, which are impacted by a higher production of tons, accompanied by a reduction of costs (3.0%) in the face of a 7.0% drop in prices (lower price of ethanol, a fuel component made from sugarcane).

Changes in the net realizable value of agricultural produce after harvest 2024 vs. 2023

Results from total changes in the net realizable value of agricultural produce after harvest, according to information by segments, increased by ARS 16,605 million (176.1%), from a loss of ARS 9,431 million in the fiscal year ended June 30, 2023 to a profit of ARS 7,174 million in the fiscal year ended June 30, 2024.

This variation is due to better price performance, mostly explained by Brazil. This is complemented by the greater amount of corn and cotton sold.

Gross profit/(loss) 2024 vs. 2023

Agricultural Business

Agricultural Production. Gross profit from this segment increased by 213.0% from a profit of ARS 13,372 million in the fiscal year ended June 30, 2023 to a profit of ARS 41,859 million in the fiscal year ended June 30, 2024.

Land Transformation and Sales. Loss profit from this segment decreased by 17.1% from a loss of ARS 275 million in the fiscal year ended June 30, 2023 to a loss of ARS 228 million in the fiscal year ended June 30, 2024.

Others. Gross profit from this segment decreased by 12.4% from a profit of ARS 36,175 million in the fiscal year ended June 30, 2023 to a profit of ARS 31,693 million in the fiscal year ended June 30, 2024.

Urban Properties and Investment Business

Shopping Malls. Gross profit from the Shopping Malls segment increased by 2.8%, from a profit of ARS 164,309 million during the fiscal year ended June 30, 2023, to an ARS 168,936 million profit during the fiscal year ended June 30, 2024, mainly as a result of the previously mentioned increase in revenue. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, increased from 93.2% positive during the fiscal year ended June 30, 2023, to 94.0% positive during the fiscal year ended June 30, 2024.

Offices. Gross profit from the Offices segment decreased by 3.6%, from a profit of ARS 15,623 million during the fiscal year ended June 30, 2023, to an ARS 15,061 million profit during the fiscal year ended June 30, 2024. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, increased from 91.7% positive during the fiscal year ended June 30, 2023, to 92.7% positive during the fiscal year ended June 30, 2024.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 65.6%, from a profit of ARS 11,328 million during the fiscal year ended June 30, 2023, to an ARS 3,902 million profit during the fiscal year ended June 30, 2024. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 69.6% positive during the fiscal year ended June 30, 2023, to 42.2% positive during the fiscal year ended June 30, 2024.

Hotels. Gross profit from the Hotels segment increased by 19.5%, from a profit of ARS 27,300 million during the fiscal year ended June 30, 2023, to an ARS 32,630 million profit during the fiscal year ended June 30, 2024. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, increased from 49.1% positive during the fiscal year ended June 30, 2023, to 53.0% positive during the fiscal year ended June 30, 2024.

Others. Gross profit from the Others segment increased by 61.0%, from a profit of ARS 702 million during the fiscal year ended June 30, 2023, to an ARS 1,130 million profit during the fiscal year ended June 30, 2024. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 20.2% positive during the fiscal year ended June 30, 2023, to 29.4% positive during the fiscal year ended June 30, 2024.

The variations described in this section relate to the previously mentioned effects on revenues and costs.

Net loss from changes in the fair value of investment properties 2024 vs. 2023

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the result from changes in the fair value of investment properties increased by ARS 1,350 million (15.3%), from a net loss of ARS 8,804 million in the fiscal year ended June 30, 2023 to a net loss of ARS 7,454 million in the fiscal year ended June 30, 2024, mainly caused by a decrease in the value of the hectares, related to the decrease in soybean prices. This effect is offset by a smaller area of hectares leased to third parties: as of June 30, 2023, the leased hectares were 13,501 while as of June 30, 2024, 11,674 hectares were leased. The sum of these two factors explains the lower loss.

Urban Properties and Investment Business

Total consolidated net loss from fair value adjustment of investment properties, according to the income statement, decreased by ARS 158,028 million, from a net loss of ARS 183,192 million during the fiscal year ended June 30, 2023, to a net loss of ARS 341,220 million during the fiscal year ended June 30, 2024.

According to information by segments, the net loss from fair value adjustment of investment properties went from a loss of ARS 190,751 million (out of which an ARS 41,496 million loss derives from our Shopping Malls segment; an ARS 18,409 million loss from our Offices segment; an ARS 130,426 million loss from our Sales and Developments segment and an ARS 420 million loss from our Others segment) during the fiscal year ended June 30, 2023, to a loss of ARS 341,584 million during the fiscal year ended June 30, 2024 (out of which an ARS 14,936 million loss derives from our Shopping Malls segment; an ARS 69,585 million loss from our Offices segment; an ARS 256,774 million loss from our Sales and Developments segment and an ARS 289 million loss from our Others segment).

The net impact of the peso values of our shopping centers was primarily a result of: (i) more favorable macroeconomic projections related to the projected real exchange rate and inflation; in real terms, the variation of the official exchange rate, which is used to measure these properties, was 17 percentage points below inflation, and (ii) this was partially offset by the moderation of the projected growth rate for some shopping malls.

The Argentine market for offices, land reserves, and other properties is a liquid market, in which a great number of counterparties participate carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. This situation allows for the observation of relevant and representative buy-sell prices in the market. In this regard, the “Market Approach” technique (comparable market values) is employed to determine the fair value of the Offices and Other segment, with the price per square meter being the most representative metric. In our Office segment and Sales and Developments segment, the value was primarily impacted by the appreciation of the peso against the “MEP dollar” during the fiscal year ended June 30, 2024, as in real terms, the variation in the MEP exchange rate, which is used to measure these properties, was 93 points below inflation. Additionally, in our Office segment during the current fiscal year, we sold three floors of the “261 Della Paolera” tower and completed the sale of the Maple Building. Additionally, in fiscal year 2024, we sold our interest in Quality Invest S.A.

Gain from disposal of farmlands 2024 vs. 2023

The total gain from disposal of farmlands, according to the income statement and the information by segment (taking into account all our joint ventures and inter-segment eliminations), decreased by ARS 3,213 million (5.8%), from ARS 55,825 million in the fiscal year ended June 30, 2023 to ARS 52,612 million in the fiscal year ended June 30, 2024.

Fiscal year ended June 30, 2024

•	On October 5, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of field land known as Registration 5,421 of the establishment called “Los Pozos” located in the province of Salta, with a total area of 4,262 hectares. The total price was USD 2.3 million, of which USD 1.4 million remains to be received, which will be paid in two installments, the last of which is dated September 23, 2025, with a mortgage guarantee for said balance.

•	On December 14, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of 500 hectares of agricultural activity from its “El Tigre” farm, located in the department of Trenel, province of La Pampa, Argentina. The total price was USD 3.8 million, of which USD 0.9 million remains to be received, which will be paid in two installments, the last of which is dated December 12, 2025, with a mortgage guarantee for said balance. After this transaction, the Company keeps the ownership of approximately 7,860 hectares of “El Tigre” farm.

•	On March 26, 2024, BrasilAgro sold a fraction of 12,335 hectares (8,796 productive hectares) of the “Chaparral” farm located in Correntina, State of Bahia, Brazil, that was acquired in 2007. After this transaction, a remaining surface of 24,885 hectares of this farm is still owned by BrasilAgro. The total amount of the operation was set at BRL 364.5 million, subject to variations in the soybean bag price, and the portion of the farm that was sold was valued on the books at BRL 34.0 million.

Fiscal year ended June 30, 2023

•	On October 6, 2022, BrasilAgro completed the sale of a fraction of 863 hectares (498 arable hectares) of the "Morotí" farm located in the State of Boquerón, Paraguay. The sale value was USD 1.5 million and the buyer made an initial payment of USD 748.5 thousand. The remaining balance will be paid in three equal annual installments. This fraction of the field was valued on the books at BRL 853 thousand. After this operation, a remainder of 58,722 hectares of this field remains in the hands of BrasilAgro.

•	On November 8, 2022, BrasilAgro signed a contract for the sale of 1,965 hectares (1,423 arable hectares) of the Rio do Meio farm, a rural property located in the municipality of Correntina – Bahia. The value to be paid was set at 291 soybeans bags, equivalent to BRL 62.4 million on the date of the transaction. The buyer made an initial payment of BRL 17.7 million. The contract establishes a schedule for the transfer of ownership and revenue is recognized in four stages. The first was completed on November 14, 2022 and a revenue of BRL 20 million was recognized. The other phases are scheduled for July of each year until 2025. This fraction of the field was valued on the books at BRL 17.8 million. After this operation, a remnant of 5,750 hectares of said farm remains in the hands of BrasilAgro.

•	In March 2023, BrasilAgro signed two contracts for the sale of the remaining surface of 5,517 hectares (4,011 arable hectares) of its Araucaria farm, located in the municipality of Mineiros, State of Goiás, Brazil.

The first transaction was carried out on March 28, 2023, selling 5,185 hectares (3,796 arable hectares) at a value of 790 soybeans bags per arable hectare, equivalent to BRL 409.3 million on the date of the transaction. The amounts will be paid in 7 installments, the first on July 30, 2023 and the second on August 16, 2023 and the rest are scheduled for March 1 of each year until 2028. The domain transfer was made on June 15, 2023.

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

•	On June 29, 2023, BrasilAgro completed the sale of 4,408 hectares (3,202 arable hectares) of the ☐Jatobá VII☐ form, located in the municipality of Jaborandi – Bahia. The sale value was BRL 121.6 million (equivalent to 952,815 soybean bags). Payments will be in BRL and made in 7 annual installments, making the the first of them at the time of signing the contract. The remaining installments are scheduled for July 31 of each year until 2029.

General and administrative expenses 2024 vs. 2023

Agricultural Business

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment increased by 12.4%, from ARS 17,480 million in the fiscal year ended June 30, 2023 to ARS 19,641 million in the fiscal year ended June 30, 2024, mainly due to an ARS 2,133 million increase in expenses associated with crop operations; an ARS 86 million decrease in expenses associated with sugarcane operations; an ARS 289 million increase in expenses associated with cattle activities; and a ARS 175 million decrease in expenses associated with the agricultural lease and services business. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 6.3% during the fiscal year ended June 30, 2023 to 7.3% during the fiscal year ended June 30, 2024.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment increased by 21.2% from ARS 52 million during the fiscal year ended June 30, 2023 to ARS 63 million during the fiscal year ended June 30, 2024.

Corporate. General and administrative expenses associated with the Corporate segment decreased by 11.6%, from ARS 5,187 million during the fiscal year ended June 30, 2023 to ARS 4,583 million during the fiscal year ended June 30, 2024.

Others. General and administrative expenses associated with the Others segment increased by 6.3%, from ARS 8,831 million during the fiscal year ended June 30, 2023 to ARS 9,391 million during the fiscal year ended June 30, 2024. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, decreased from 8.9% during the fiscal year ended June 30, 2023 to 8.1% during the fiscal year ended June 30, 2024.

Urban Properties and Investment Business

Shopping Malls. General and administrative expenses of Shopping Malls decreased by 13.0%, from ARS 24,826 million during the fiscal year ended June 30, 2023, to ARS 21,608 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease of ARS 2,245 million in fees payable to directors; (ii) a decrease of ARS 635 million in salaries, social security charges, and other personnel administrative expenses; (iii) a decrease of ARS 400 million in amortization and depreciation charges; (iv) a decrease of ARS 162 million in rents and expenses; partially offset by: (v) an increase in maintenance, security, cleaning, repairs, and related charges of ARS 216 million. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, decreased from 14.1% during the fiscal year ended June 30, 2023, to 12.0% during the fiscal year ended June 30, 2024. The variation is mainly explained by lower expenses related to bonuses paid to employees. Additionally, there was a lower charge for fees payable to directors.

Offices. General and administrative expenses  of our Offices segment decreased by 33.5%, from ARS 3,102 million during the fiscal year ended June 30, 2023, to ARS 2,062 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) a decrease of ARS 396 million in fees payable to directors; (ii) a decrease in salaries, social security charges, and other personnel administrative expenses of ARS 321 million; (iii) a decrease in amortization and depreciation charges of ARS 143 million; and (iv) a decrease of ARS 66 million in fees and compensations for services. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 18.2% during the fiscal year ended June 30, 2023, to 12.7% during the fiscal year ended June 30, 2024. The variation is mainly explained by lower expenses related to bonuses paid to employees. Additionally, there was a lower charge for fees payable to directors.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 7.4%, from ARS 9,511 million during the fiscal year ended June 30, 2023, to ARS 8,810 million during the fiscal year ended June 30, 2024. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 58.4% during the fiscal year ended June 30, 2023, to 95.3% during the fiscal year ended June 30, 2024.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 23.2%, from ARS 12,168 million during the fiscal year ended June 30, 2023, to ARS 9,342 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) a decrease of ARS 3,151 million in fees payable to directors; partially offset by (ii) an increase of ARS 187 million in taxes, rates, and contributions; (iii) an increase of ARS 36 million in salaries, social security charges, and other personnel administrative expenses; (iv) an increase of ARS 29 million in travel, transportation, and stationery; (v) an increase of ARS 20 million in amortization and depreciation charges; and (vi) an increase of ARS 16 million in maintenance, security, cleaning, repairs, and related expenses. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 21.9% during the fiscal year ended June 30, 2023, to 15.2% during the fiscal year ended June 30, 2024.

Others. General and administrative expenses associated with our Others segment decreased by 58.0%, from ARS 22,942 million during the fiscal year ended June 30, 2023, to ARS 9,631 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease of ARS 13,832 million in fees payable to directors; (ii) a decrease of ARS 155 million in fees and compensations for services; (iii) a decrease of ARS 42 million in taxes, rates, and contributions; partially offset by: (iv) an increase of ARS 586 million in salaries, social security charges, and other personnel administrative expenses; (v) an increase of ARS 35 million in maintenance, repairs, and services; (vi) an increase of ARS 33 million in amortization and depreciation charges; (vii) an increase of ARS 26 million in travel, transportation, and stationery; and (viii) an increase of ARS 8 million in bank expenses. General and administrative expenses associated with the Others segment, measured as a percentage of revenues from this segment, decreased from 660.4% during the fiscal year ended June 30, 2023, to 250.7% during the fiscal year ended June 30, 2024.

Selling expenses 2024 vs. 2023

Agricultural Business

Agricultural Production. Selling expenses from the Agricultural Production segment increased by 13.5% from ARS 25,498 million in the fiscal year ended June 30, 2023 to ARS 28,934 million in the fiscal year ended June 30, 2024, mainly as a result of a ARS 3,592 million increase in selling expenses related with crop operations, an ARS 225 million decrease in expenses for sugarcane operations, a ARS 234 million increase in selling expenses for cattle and a ARS 165 million decrease in selling expenses associated with leases and agricultural services. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 9.2% during the fiscal year ended June 30, 2023 to 10.8% during the fiscal year ended June 30, 2024.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment increased by 2,377.1%, from ARS 48 million in the fiscal year ended June 30, 2023 to ARS 1,189 million in the fiscal year ended June 30, 2024. This increase is explained for the sales of farmlands that occurred during the current fiscal year. Although a comparatively smaller number of hectares were sold, expenses related to sales for the current fiscal year increased considerably, mainly due to the sale of the Chaparral farmland in Brazil.

Others. Selling expenses from the Others segment increased by 48.7% from ARS 9,177 million in the fiscal year ended June 30, 2023 to ARS 13,645 million in the fiscal year ended June 30, 2024, mainly due to the increase of ARS 4,468 million in selling expenses related to other segments. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, increased from 9.2% during the fiscal year ended June 30, 2023 to 11.8% during the fiscal year ended June 30, 2024.

Urban Properties and Investment Business

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 11.8%, from ARS 8,055 million during the fiscal year ended June 30, 2023, to ARS 9,007 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an increase of ARS 592 million in publicity, advertising, and other commercial expenses due to higher expenses for event organization and commercial settlements; (ii) an increase of ARS 294 million in amortization and depreciation charges; (iii) an increase of ARS 195 million in doubtful accounts (charge and recovery, net); (iv) an increase of ARS 94 million in salaries, social security charges, and other personnel administrative expenses; partially offset by: (v) a decrease of ARS 209 million in taxes, rates, and contributions; and (vi) a decrease of ARS 14 million in fees and compensations for services. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, increased from 4.6% during the fiscal year ended June 30, 2023, to 5.0% during the fiscal year ended June 30, 2024.

Offices. Selling expenses associated with our Offices segment decreased by 53.0%, from ARS 383 million during the fiscal year ended June 30, 2023, to ARS 180 million during the fiscal year ended June 30, 2024. Such variation was mainly generated as a result of: (i) an ARS 243 million decrease in fees and compensation for services due to improved negotiation of rates; (ii) a decrease of ARS 49 million in taxes, rates, and contributions; (iii) a decrease of ARS 15 million in salaries, social security charges, and other personnel administrative expenses; (iv) a decrease of ARS 8 million in publicity, advertising, and other commercial expenses; partially offset by: (v) an ARS 113 million increase in doubtful accounts (charge and recovery, net). Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 2.2% during the fiscal year ended June 30, 2023, to 1.1% during the fiscal year ended June 30, 2024.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 22.4%, from ARS 4,172 million during the fiscal year ended June 30, 2023, to ARS 3,236 million during the fiscal year ended June 30, 2024. This variation is mainly explained by lower expenses related to property sales due to fewer sales compared to the previous fiscal year. Among the most significant variations were: (i) a decrease of ARS 1,687 million in fees and compensation for services; partially offset by (ii) an increase of ARS 669 million in taxes, rates, and contributions; (iii) an increase of ARS 66 million in salaries, social security charges, and other personnel administrative expenses; (iv) an increase of ARS 7 million in publicity, advertising, and other commercial expenses; and (v) an ARS 5 million increase in doubtful accounts (charge and recovery, net). Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 25.6% during the fiscal year ended June 30, 2023, to 35.0% during the fiscal year ended June 30, 2024.

Hotels. Selling expenses associated with our Hotels segment increased by 10.1%, from ARS 3,819 million during the fiscal year ended June 30, 2023, to ARS 4,205 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an ARS 234 million increase in fees and compensation for services; (ii) an ARS 86 million increase in publicity, advertising, and other commercial expenses; (iii) an ARS 70 million increase in taxes, rates, and contributions; (iv) an ARS 18 million increase in doubtful accounts (charge and recovery, net); partially offset by (v) an ARS 27 million decrease in salaries, social security charges, and other personnel administrative expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 6.9% during the fiscal year ended June 30, 2023, to 6.8% during the fiscal year ended June 30, 2024.

Others. Selling expenses associated with our Others segment increased by 100.2%, from ARS 431 million during the fiscal year ended June 30, 2023, to ARS 863 million during the fiscal year ended June 30, 2024. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 12.4% during the fiscal year ended June 30, 2023, to 22.5% during the fiscal year ended June 30, 2024. This increase is mainly due to higher commercial activities carried out by We are Appa. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 12.4% during the fiscal year ended June 30, 2023, to 22.5% during the fiscal year ended June 30, 2024.

Other operating results, net 2024 vs. 2023

Agricultural Business

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment increased by ARS 7,874 million, from a profit of ARS 625 million in the fiscal year ended June 30, 2023 to a profit of ARS 8,499 million in the fiscal year ended June 30, 2024. This increase is explained by a gain in the results of commodity derivative financial instruments due to the positions taken where tons of soybeans were sold at an average price higher than the market price.

Land Transformation and Sales. Other operating results, net, from this segment increased by ARS 23,121 million from a loss of ARS 9,385 million in the fiscal year ended June 30, 2023 to a profit of ARS 13,736 million in the fiscal year ended June 30, 2024. This increase is explained by the valuation of accounts receivable in the current fiscal year due to the sales of farmlands in soybean bags in dollars, which was accompanied by an increase in the BRL/USD exchange rate, in yield premiums, offset by a drop in the price of soybeans.

Others. Other operating results, net, associated with the Others segment increased by ARS 3,395 million, from a profit of ARS 2,274 million in the fiscal year ended June 30, 2023 to a profit of ARS 5,669 million in the fiscal year ended June 30, 2024. This increase is due to higher interest income generated by operating assets related to interest on late payment of trade receivables.

Urban Properties and Investment Business

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by 30.7%, from a net loss of ARS 2,173 million during the fiscal year ended June 30, 2023, to a net loss of ARS 2,840 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an ARS 328 million increase in the loss for lawsuits; partially offset by (ii) an ARS 549 million decrease in interest earned generated by operating assets due to improved collection periods, leading to lower interest earned; (iii) an ARS 438 million decrease in donations; and (iv) an ARS 22 million decrease in management fees. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 1.2% negative during the fiscal year ended June 30, 2023, to 1.6% negative during the fiscal year ended June 30, 2024.

Offices. Other operating results, net associated with our Offices segment increased by 75.4%, from a net loss of ARS 256 million during the fiscal year ended June 30, 2023, to a net loss of ARS 63 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an ARS 156 million decrease in interest and allowances earned generated by operating credits; and (ii) a decrease of ARS 37 million in lawsuit charges. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.5% negative during the fiscal year ended June 30, 2023, to 0.4% negative during the fiscal year ended June 30, 2024.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment increased by 39.6%, from a net loss of ARS 3,284 million during the fiscal year ended June 30, 2023, to a net loss of ARS 1,983 million during the fiscal year ended June 30, 2024, mainly due to the loss from sale of property, plant and equipment corresponding to the sale  of the 9th floor of the “261 Della Paolera” tower (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires). Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 20.2% negative during the fiscal year ended June 30, 2023, to 41.2% negative during the fiscal year ended June 30, 2024.

Hotels. Other operating results, net associated with the Hotels segment decreased by 113.0%, from a net loss of ARS 531 million during the fiscal year ended June 30, 2023, to a net loss of ARS 1,131 million during the fiscal year ended June 30, 2024, mainly due to an increase in lawsuit charges of ARS 677 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 1.0% negative during the fiscal year ended June 30, 2023, to 1.8% negative during the fiscal year ended June 30, 2024.

Others. Other operating results, net associated with the Others segment increased by 104.0%, from a net loss of ARS 20,817 million during the fiscal year ended June 30, 2023, to a net profit of ARS 825 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease in lawsuit and other contingency charges of ARS 22,070 million as the prior fiscal year had recognized a provision for the IDBD lawsuit; (ii) an increase in profit generated by other operating results of ARS 1,245 million; partially offset by (iii) a decrease in profit of ARS 1,389 million, mainly due to the liquidation of Condor, Real Estate Investment Group VII LP, and Jiwin S.A. in the previous fiscal year; (iv) an increase of ARS 214 million in management fees; and (v) higher expenses of ARS 81 million in donations. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 599.2% negative during the fiscal year ended June 30, 2023, to 21.5% positive during the fiscal year ended June 30, 2024.

Management fees 2024 vs. 2023

The Company entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits from our separate statement of income for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 7,866 million and ARS 17,683 million for the fiscal years ended June 30, 2024 and 2023, respectively.

Operating results 2024 vs. 2023

Agricultural Business

Agricultural Production. Operating results of the Agricultural Production segment increased by ARS 30,764 million, from a loss of ARS 28,981 million in the fiscal year ended June 30, 2023 to a profit of ARS 1,783 million in the fiscal year ended June 30, 2024.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment increased by ARS 20,153 million, from a profit of ARS 37,261 million in the fiscal year ended June 30, 2023 to a profit of ARS 57,414 million in the fiscal year ended June 30, 2024.

Corporate. Operating results of this Corporate segment increased by ARS 604 million from a loss of ARS 5,187 million in the fiscal year ended June 30, 2023 to a loss of ARS 4,583 million in the fiscal year ended June 30, 2024.

Others. Operating results of the Others segment decreased by ARS 6,115 million from a profit of ARS 20,441 million in the fiscal year ended June 30, 2023 to a profit of ARS 14,326 million in the fiscal year ended June 30, 2024.

Urban Properties and Investment Business

Shopping Malls. Operating results from operations associated with the Shopping Malls segment increased by 37.4%, from a net profit of ARS 87,759 million during the fiscal year ended June 30, 2023, to a net profit of ARS 120,545 million during the fiscal year ended June 30, 2024. Operating results from the Shopping Malls segment, as a percentage of revenues from such segment, increased from 49.8% positive during the fiscal year ended June 30, 2023, to 67.1% positive during the fiscal year ended June 30, 2024.

Offices. Operating results from operations associated with our Offices segment decreased by 770.7%, from a net loss of ARS 6,527 million during the fiscal year ended June 30, 2023, to a net loss of ARS 56,829 million during the fiscal year ended June 30, 2024. Such variation was mainly due to an ARS 51,176 million decrease in the loss from fair value adjustments of investment properties. Operating results from operations associated with the Offices segment, as a percentage of revenues from such segment, increased from 38.3% negative during the fiscal year ended June 30, 2023, to 349.9% negative during the fiscal year ended June 30, 2024.

Sales and Developments. Operating results from operations associated with our Sales and Developments segment decreased by 97.5%, from a net loss of ARS 136,065 million during the fiscal year ended June 30, 2023, to a net loss of ARS 268,723 million during the fiscal year ended June 30, 2024. Such decrease is mainly due to the loss from fair value adjustments of investment properties. Operating results from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, increased from 835.8% negative during the fiscal year ended June 30, 2023, to 2,906.4% negative during the fiscal year ended June 30, 2024.

Hotels. Operating results from operations associated with the Hotels segment increased by 66.5%, from a net profit of ARS 10,782 million during the fiscal year ended June 30, 2023, to a net profit of ARS 17,952 million during the fiscal year ended June 30, 2024. This increase is mainly due to higher occupancy levels resulting in increased revenues, reaching, for the most part, pre-pandemic occupancy levels. Operating results from operations associated with the Hotels segment, as a percentage of revenues from such segment, increased from 19.4% positive during the fiscal year ended June 30, 2023, to 29.2% positive during the fiscal year ended June 30, 2024.

Others. Operating results from operations associated with the Others segment increased from a net loss of ARS 43,908 million during the fiscal year ended June 30, 2023, to a net loss of ARS 8,828 million during the fiscal year ended June 30, 2024. Such decrease is mainly due to the decrease in administrative expenses and a positive result in other operating results, net. Operating results from operations associated with the Others segment, as a percentage of revenues from such segment, varied from 1,263.9% negative during the fiscal year ended June 30, 2023, to 229.8% positive during the fiscal year ended June 30, 2024.

Share of (loss)/ profit of associates and joint ventures 2024 vs. 2023

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of (loss) / profit of associates and joint ventures increased by ARS 2,769 million (71.9%), from a loss of ARS 3,853 million in the fiscal year ended June 30, 2023 to a loss of ARS 1,084 million in the fiscal year ended June 30, 2024.

Agricultural Production. The share of profit/ (loss) of associates and joint ventures in the Agricultural Production segment increased by 347.3% from a loss of ARS 628 million in the fiscal year ended June 30, 2023 to a profit of ARS 1,553 million in the fiscal year ended June 30, 2024.

Others. The share loss of associates and joint ventures in the Others segment increased by 18.2% from a loss of ARS 3,225 million in the fiscal year ended June 30, 2023 to a loss of ARS 2,637 million in the fiscal year ended June 30, 2024.

Urban Properties and Investment Business

The share of profit of associates and joint ventures, according to the income statement, increased by 249.4%, from a net profit of ARS 9,742 million during the fiscal year ended June 30, 2023 to a net profit of ARS 34,037 million during the fiscal year ended June 30, 2024, mainly due to the positive results from the Others segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 105.9% increase, from a loss of ARS 4,709 million during the fiscal year ended June 30, 2023, to a profit of ARS 277 million during the fiscal year ended June 30, 2024, Mainly due to results from the investment in Nuevo Puerto Santa Fe, explained primarily by the impact of inflation on the fair value of its properties, and, in turn, as a consequence of the sale of Quality Invest S.A., an investment that, as of June 30, 2023, was generating losses of ARS 5,142 million.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint ventures Quality Invest S.A., Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. Given that we sold our interest in Quality Invest S.A. during the current fiscal year, it generated results only in the fiscal year ended June 30, 2023.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Others. The share of profit / (loss) of associates from the Others segment increased by 133.6%, from a net profit of ARS 14,449 million during the fiscal year ended June 30, 2023, to a net profit of ARS 33,760 million during the fiscal year ended June 30, 2024, mainly as a result of the variation from our investments in Banco Hipotecario by ARS 17,797 and La Rural S.A. by ARS 4,943 million positive.

Financial results, net 2024 vs. 2023

The Company financial results, net recorded a variation of ARS 45,232 million, from a profit of ARS 90,159 million in the fiscal year ended June 30, 2023 to a profit of ARS 135,391 million in the fiscal year ended June 30, 2024. This increase is mainly due to a positive result from earned interest and the gain generated by the fair value adjustments of financial assets and liabilities at fair value through profit or loss, net, primarily caused by macroeconomic conditions in Argentina, which led to fluctuations in the values of bonds, partially offset by a loss from exchange rate differences and a lower positive result generated by exposure to inflation.

Income Tax 2024 vs. 2023

The Company adopts the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a profit of ARS 270,180 million during the fiscal year ended June 30, 2023, to a profit of ARS 61,872 million during the fiscal year ended June 30, 2024, out of which a profit of ARS 18,048 million derives from the agricultural business and a profit of ARS 43,824 million derives from the urban properties and investment. During the fiscal year ended June 30, 2024, a positive deferred tax result was observed, affected by the fair value changes of investment properties, which was partially offset by a negative result from current income tax. Additionally, during the previous fiscal year, a reversal of the provision for income tax from prior fiscal years was made, see the Income Tax section for the fiscal year 2023.

Net profit 2024 vs. 2023

As a result of the factors described above, our net profit for the year decreased by ARS 196,478 million from a net profit of ARS 290,458 million in the fiscal year ended June 30, 2023 to a net profit of ARS 93,980 million in the fiscal year ended June 30, 2024, out of which a profit of ARS 122,832 million derives from the agricultural business, and a loss of ARS 28,852 million derives from the urban properties and investment business.

Results of Operations for the fiscal years ended June 30, 2023 and 2022

	Agricultural business			Urban Properties and Investment business			Total segment information			Joint ventures (i)			Adjustments (ii)			Elimination of inter-segment transactions			Total Statement of Income
	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.
(in million of ARS)
Revenues	378,132	515,872	(137,740)	268,627	204,987	63,640	646,759	720,859	(74,100)	(1,687)	(1,860)	173	64,781	53,349	11,432	(2,441)	(4,644)	2,203	707,412	767,704	(60,292)
Costs	(313,801)	(461,761)	147,960	(49,365)	(42,851)	(6,514)	(363,166)	(504,612)	141,446	736	729	7	(65,950)	(55,055)	(10,895)	-	-	-	(428,380)	(558,938)	130,558
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(5,628)	145,804	(151,432)	-	-	-	(5,628)	145,804	(151,432)	-	-	-	-	-	-	819	1,535	(716)	(4,809)	147,339	(152,148)
Changes in the net realizable value of agricultural products after harvest	(9,431)	(16,007)	6,576	-	-	-	(9,431)	(16,007)	6,576	-	-	-	-	-	-	-	-	-	(9,431)	(16,007)	6,576
Gross profit / (loss)	49,272	183,908	(134,636)	219,262	162,136	57,126	268,534	346,044	(77,510)	(951)	(1,131)	180	(1,169)	(1,706)	537	(1,622)	(3,109)	1,487	264,792	340,098	(75,306)
Net (loss)/ gain from fair value adjustment of investment properties	(8,804)	19,707	(28,511)	(190,751)	102,522	(293,273)	(199,555)	122,229	(321,784)	7,559	10,588	(3,029)	-	-	-	-	-	-	(191,996)	132,817	(324,813)
Gain from disposal of farmlands	55,825	44,088	11,737	-	-	-	55,825	44,088	11,737	-	-	-	-	-	-	-	-	-	55,825	44,088	11,737
General and administrative expenses	(31,550)	(30,340)	(1,210)	(72,549)	(42,987)	(29,562)	(104,099)	(73,327)	(30,772)	250	214	36	-	-	-	643	650	(7)	(103,206)	(72,463)	(30,743)
Selling expenses	(34,723)	(43,895)	9,172	(16,860)	(17,958)	1,098	(51,583)	(61,853)	10,270	101	43	58	-	-	-	1,118	3,016	(1,898)	(50,364)	(58,794)	8,430
Other operating results, net	(6,486)	(6,714)	228	(27,061)	225	(27,286)	(33,547)	(6,489)	(27,058)	(93)	-	(93)	614	447	167	(92)	(89)	(3)	(33,118)	(6,131)	(26,987)
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	(17,683)	(33,388)	15,705	-	-	-	(17,683)	(33,388)	15,705
Profit / (loss) from operations	23,534	166,754	(143,220)	(87,959)	203,938	(291,897)	(64,425)	370,692	(435,117)	6,866	9,714	(2,848)	(18,238)	(34,647)	16,409	47	468	(421)	(75,750)	346,227	(421,977)
Share of (loss)/profit of associates and joint ventures	(3,853)	1,294	(5,147)	14,449	3,732	10,717	10,596	5,026	5,570	(4,722)	(6,588)	1,866	-	-	-	(5)	-	(5)	5,869	(1,562)	7,431
Segment profit / (loss)	19,681	168,048	(148,367)	(73,510)	207,670	(281,180)	(53,829)	375,718	(429,547)	2,144	3,126	(982)	(18,238)	(34,647)	16,409	42	468	(426)	(69,881)	344,665	(414,546)

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)

Includes gross profit / (loss) of ARS (1,169) million and ARS (1,706) million corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of June 30, 2023 and 2022, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the fiscal years ended June 30, 2023 and 2022.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.
	(in million of ARS)
Revenues	278,373	409,042	(130,669)	-	-	-	-	-	-	99,759	106,830	(7,071)	378,132	515,872	(137,740)
Costs	(249,942)	(383,436)	133,494	(275)	(385)	110	-	-	-	(63,584)	(77,940)	14,356	(313,801)	(461,761)	147,960
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(5,628)	145,804	(151,432)	-	-	-	-	-	-	-	-	-	(5,628)	145,804	(151,432)
Changes in the net realizable value of agricultural products after harvest	(9,431)	(16,007)	6,576	-	-	-	-	-	-	-	-	-	(9,431)	(16,007)	6,576
Gross profit / (loss)	13,372	155,403	(142,031)	(275)	(385)	110	-	-	-	36,175	28,890	7,285	49,272	183,908	(134,636)
Net (loss)/ gain from fair value adjustment of investment properties	-	-	-	(8,804)	19,707	(28,511)	-	-	-	-	-	-	(8,804)	19,707	(28,511)
Gain from disposal of farmlands	-	-	-	55,825	44,088	11,737	-	-	-	-	-	-	55,825	44,088	11,737
General and administrative expenses	(17,480)	(18,134)	654	(52)	(64)	12	(5,187)	(5,919)	732	(8,831)	(6,223)	(2,608)	(31,550)	(30,340)	(1,210)
Selling expenses	(25,498)	(34,908)	9,410	(48)	(1,514)	1,466	-	-	-	(9,177)	(7,473)	(1,704)	(34,723)	(43,895)	9,172
Other operating results, net	625	(16,798)	17,423	(9,385)	8,578	(17,963)	-	-	-	2,274	1,506	768	(6,486)	(6,714)	228
(Loss)/ profit from operations	(28,981)	85,563	(114,544)	37,261	70,410	(33,149)	(5,187)	(5,919)	732	20,441	16,700	3,741	23,534	166,754	(143,220)
Share of (loss)/ profit of associates and joint ventures	(628)	862	(1,490)	-	-	-	-	-	-	(3,225)	432	(3,657)	(3,853)	1,294	(5,147)
Segment (loss)/ profit	(29,609)	86,425	(116,034)	37,261	70,410	(33,149)	(5,187)	(5,919)	732	17,216	17,132	84	19,681	168,048	(148,367)

Urban Properties and Investment Business

The following table shows a summary of the Urban Properties and Investment Business lines for the fiscal years ended June 30, 2023 and 2022.

	Shopping Malls			Offices			Sales and developments			Hotels			Others			Total
	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.
	(in millions of ARS)
Revenues	176,246	138,836	37,410	17,031	24,357	(7,326)	16,280	5,975	10,305	55,596	34,441	21,155	3,474	1,378	2,096	268,627	204,987	63,640
Costs	(11,937)	(11,974)	37	(1,408)	(2,347)	939	(4,952)	(4,653)	(299)	(28,296)	(19,808)	(8,488)	(2,772)	(4,069)	1,297	(49,365)	(42,851)	(6,514)
Gross profit / (loss)	164,309	126,862	37,447	15,623	22,010	(6,387)	11,328	1,322	10,006	27,300	14,633	12,667	702	(2,691)	3,393	219,262	162,136	57,126
Net (loss)/ gain from fair value adjustment of investment properties	(41,496)	4,429	(45,925)	(18,409)	(42,162)	23,753	(130,426)	139,774	(270,200)	-	-	-	(420)	481	(901)	(190,751)	102,522	(293,273)
General and administrative expenses	(24,826)	(22,923)	(1,903)	(3,102)	(3,052)	(50)	(9,511)	(8,474)	(1,037)	(12,168)	(5,847)	(6,321)	(22,942)	(2,691)	(20,251)	(72,549)	(42,987)	(29,562)
Selling expenses	(8,055)	(6,784)	(1,271)	(383)	(625)	242	(4,172)	(7,385)	3,213	(3,819)	(2,723)	(1,096)	(431)	(441)	10	(16,860)	(17,958)	1,098
Other operating results, net	(2,173)	(1,137)	(1,036)	(256)	(184)	(72)	(3,284)	(384)	(2,900)	(531)	(473)	(58)	(20,817)	2,403	(23,220)	(27,061)	225	(27,286)
Profit / (loss) from operations	87,759	100,447	(12,688)	(6,527)	(24,013)	17,486	(136,065)	124,853	(260,918)	10,782	5,590	5,192	(43,908)	(2,939)	(40,969)	(87,959)	203,938	(291,897)
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	14,449	3,732	10,717	14,449	3,732	10,717
Segment profit / (loss)	87,759	100,447	(12,688)	(6,527)	(24,013)	17,486	(136,065)	124,853	(260,918)	10,782	5,590	5,192	(29,459)	793	(30,252)	(73,510)	207,670	(281,180)

Revenues 2023 vs. 2022

Agricultural Business

Agricultural Production. Revenues from the Agricultural Production segment decreased by 31.9% from ARS 409,042 million during the fiscal year ended June 30, 2022 to ARS 278,373 million during the fiscal year ended June 30, 2023. Such decrease is mainly attributable to:

•	ARS 80,317 million decrease in revenues from crop sales, as a result of lower yields linked to the effects of the drought, accompanied by a decrease in the volume of crops sold (833,600 tons in fiscal year ended June 30, 2022 versus 617,730 tons in fiscal year ended June 30, 2023), standing out corn and soy beans;

•	ARS 38,490 million decrease in revenues from sugarcane sales, resulting from a decrease in sales in the fiscal year ended June 30, 2023, due to the decrease in prices, caused by lower demand for ethanol due to lower crude oil prices, coupled with a decrease in the volume produced and sold due to the burning of sugarcane plantations as a result of high temperatures;

•	ARS 9,922 million decrease in revenues from cattle sales, primarily attributable to a decrease in tons of cattle sold and a decrease in prices compared to the fiscal year ended June 30, 2022 where prices performed better relative to inflation; and

•	ARS 1,940 million decrease in revenues from leases and services as a result of a reduction in the volume of seed multiplication services operated at Agroriego, partially offset by higher income from leasing to third parties.

Others. Revenues from the Others segment decreased by 6.6% from ARS 106,830 million during the fiscal year ended June 30, 2022 to ARS 99,759 million during the fiscal year ended June 30, 2023, mainly attributable to a decrease in revenues from sales on consignment, brokerage and others due to lower traded volumes of fertilisers and inputs.

Urban Properties and Investment Business

Shopping Malls. Revenues from the Shopping Malls segment increased by 26.9% from ARS 138,836 million during the fiscal year ended June 30, 2022, to ARS 176,246 million during the fiscal year ended June 30, 2023. This increase is due to the fact that, during the fiscal year ended June 30, 2022, although the shopping malls were open, a policy of support for tenants was maintained in all shopping malls. In addition, there were more vacancies, reduced opening hours and less public attendance during the 2022 fiscal year. In the fiscal year ended June 30, 2023, the increase in rental income occurred mainly due to: (i) an increase of ARS 21,897 million in base rent revenue; (ii) an increase of ARS 5,552 million in contingent rent revenue; (iii) an ARS 3,636 million increase in admission rights; (iv) an ARS 3,165 million increase in revenue from parking; and (v) an ARS 2,250 million increase in the revenue from averaging of scheduled rent escalation.

Offices. Revenues from the Offices segment decreased by 30.1% from ARS 24,357 million during the fiscal year ended June 30, 2022, to ARS 17,031 million during the fiscal year ended June 30, 2023. This variation is mainly explained by a decrease in revenue from leases by 28.8% from ARS 23,818 million during the fiscal year ended June 30, 2022 to ARS 16,952 million during the fiscal year ended June 30, 2023 mainly as a result of lower rental income due to the sale of the República building in April 2022 and the sale of floors in the tower "261 Della Paolera" (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires). There is also a drop in the rate in real terms as the inflation rate was higher than the exchange rate variation.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 172.5% increase from ARS 5,975 million during the fiscal year ended June 30, 2022, to ARS 16,280 million during the fiscal year ended June 30, 2023. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Company over time. The increase during the fiscal year ended June 30, 2023, is primarily due to the sale of two properties in Canelones (Uruguay) by VAM and the sale of two units in Tower 1 of Carrasco Boating.

Hotels. Revenues from our Hotels segment increased by 61.4% from ARS 34,441 million during the fiscal year ended June 30, 2022, to ARS 55,596 million during the fiscal year ended June 30, 2023, mainly due to higher occupancy with the consequent increase in revenues. The Hotel Llao Llao, and Libertador reached the prepandemic occupancy levels in the fiscal year of 2023.

Others. Revenues from the Others segment increased by 152.1% from ARS 1,378 million during the fiscal year ended June 30, 2022, to ARS 3,474 million during the fiscal year ended June 30, 2023, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA Rural S.A. - OFC S.R.L. – Ogden S.A - Entretenimiento Universal S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)) and the fee charged by We Are APPA for the services of the APPA application for promotions and actions of the Shopping Malls.

Costs 2023 vs. 2022

Agricultural Business

Agricultural Production. The costs of the Agricultural Production segment decreased by 34.8% from ARS 383,436 million during the fiscal year ended June 30, 2022 to ARS 249,942 million during the fiscal year ended June 30, 2023, primarily as a consequence of:

•	ARS 97,949 million decrease in costs of crop sales, mainly as a result of a decrease of tons in the volume of crop sold due to the effects of the drought, accompanied with higher direct fertiliser, service and labour costs in the fiscal year ended June 30, 2023 compared to the fiscal year ended June 30, 2022;

•	ARS 29,493 million decrease in the costs of sugarcane sales, mainly as a result of a lower quantity of sugarcane sold compared to the fiscal year ended June 30, 2022. This is evidenced by lower prices due to lower demand for ethanol as a result of a decrease in the price of crude oil and a decrease in the volume produced and sold due to the burning of sugarcane plantations as a result of high temperatures;

•	ARS 7,787 million decrease in the costs of cattle sales, mainly as a result of a decrease in tons of cattle sold due to the effect of the drought, in the fiscal year ended June 30, 2023 compared to the fiscal year ended June 30, 2022; and

•	ARS 1,735 million increase in costs of leases and services, mainly attributable to an increase in lease costs and seed purchases and the decrease in the Feedlot service cost.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 93.7% during the fiscal year ended June 30, 2022 to 89.8% during the fiscal year ended June 30, 2023.

Land transformation and sales. The costs of the Land transformation and sales segment decreased by 28.6% from ARS 385 million during the fiscal year ended June 30, 2022 to ARS 275 million during the fiscal year ended June 30, 2023.

Others. The costs of the Others segment decreased by 18.4% from ARS 77,940 million during the fiscal year ended June 30, 2022 to ARS 63,584 million during the fiscal year ended June 30, 2023. The costs of the Others segment, measured as a percentage of revenues from this segment, decreased from 73.0% during the fiscal year ended June 30, 2022 to 63.7% during the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 0.3%, from ARS 11,974 million during the fiscal year ended June 30, 2022, to ARS 11,937 million during the fiscal year ended June 30, 2023, mainly due to: (i) a decrease in leases and expenses of ARS 1,785 million; partially offset by: (ii) an increase in maintenance, security, cleaning, repairs and other expenses of ARS 1,023 million and (iii) an increase in salaries, social security charges and other personnel administrative expenses of ARS 631 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, decreased from 8.6% during the fiscal year ended June 30, 2022, to 6.8% during the fiscal year ended June 30, 2023.

Offices. Costs associated with the Offices segment decreased by 40.0%, from ARS 2,347 million during the fiscal year ended June 30, 2022, to ARS 1,408 million during the fiscal year ended June 30, 2023, mainly due to (i) a decrease in leases and expenses of ARS 435 million; (ii) a decrease in amortization and depreciation charges of ARS 293 million; and (iii) a decrease in taxes, rates and contributions of ARS 229 million. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, decreased from 9.6% during the fiscal year ended June 30, 2022, to 8.3% during the fiscal year ended June 30, 2023.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 6.4% increase from ARS 4,653 million during the fiscal year ended June 30, 2022, to ARS 4,952 million during the fiscal year ended June 30, 2023 mainly due to (i) an increase of ARS 661 million in the cost of sale of goods and services which correspond to the barter agreement of "Lot 16" located in the province of Córdoba (Argentina), the sale of 2 units of Tower 1 of Carrasco Boating (Montevideo, Uruguay), the sale of a plot of land by Zetol S.A. (Canelones, Uruguay), and the barter agreement entered into with ABASTO TWINS S.A. (Buenos Aires, Argentina); partially offset by: (ii) an ARS 171 million decrease in fees and compensation services; and (iii) a decrease in leases and expenses of ARS 151 million. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 77.9% during the fiscal year ended June 30, 2022, to 30.4% during the fiscal year ended June 30, 2023.

Hotels. Costs in the Hotels segment increased by 42.9%, from ARS 19,808 million during the fiscal year ended June 30, 2022, to ARS 28,296 million during the fiscal year ended June 30, 2023, mainly as a result of (i) an ARS 5,778 million increase in the costs of salaries, social security and other personnel expenses; (ii) an ARS 1,943 million increase in food, beverages and other hotel expenses; and (iii) an ARS 683 million increase in traveling, transportation and stationery. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 57.5% during the fiscal year ended June 30, 2022, to 50.9% during the fiscal year ended June 30, 2023.

Others. Costs in the Others segment decreased by 31.9%, from ARS 4,069 million during the fiscal year ended June 30, 2022, to ARS 2,772 million during the fiscal year ended June 30, 2023, mainly as a result of (i) a decrease in the costs of salaries, social security and other personnel expenses of ARS 1,051 million; (ii) a decrease in fees and compensation for services of ARS 425 million; (iii) a decrease in taxes, rates and contributions of ARS 85 million; partially offset by: (iv) an increase in amortization and depreciation charges of ARS 296 million.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2023 vs. 2022

According to information by segments (taking into account the (loss) / profit from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the (loss) / profit from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest decreased by ARS 151,432 million (103.9%), from a profit of ARS 145,804 million in the fiscal year ended June 30, 2022 to a loss of ARS 5,628 million in the fiscal year ended June 30, 2023.

Such variation was mainly as a result of:

•	A decrease in profits from crops production of ARS 81,478 million, both from Argentina due to the effect of the drought, evidencing a decrease in yields and margins in Corn, and from Brazil, mainly due to higher costs (fertilisers, services and labour, mainly associated with the increase in the price of gasoil in the fiscal year ended June 30, 2023, compared to the fiscal year ended June 30, 2022) in the face of a slight increase in yields and cultivated area, and beans due to a lower cultivated area, yields and prices;

•	A decrease in profits from sugarcane production of ARS 51,740 million, mainly due to lower prices and a decrease in the volume produced and marketed due to the burning of sugar cane plantations as a result of high temperatures; and

•	A decrease in profits from production and cattle holding for ARS 18,214 million, mainly due to the result in Argentina, where cattle prices had a downward trend in during the fiscal year ended June 30, 2023, which was accentuated by the inflationary effect, accompanied by a lower production due to weather conditions.

Changes in the net realizable value of agricultural produce after harvest 2023 vs. 2022

Loss from total changes in the net realizable value of agricultural produce after harvest, according to information by segments, increased by ARS 6,576 million (41.1%), from a loss of ARS 16,007 million in the fiscal year ended June 30, 2022 to a loss of ARS 9,431 million in the fiscal year ended June 30, 2023.

Such variation is mainly generated by Argentina, due to prices performed better than inflation in the months with the highest stock levels, mainly of Corn.

Gross profit 2023 vs. 2022

Agricultural Business

Agricultural Production. Gross profit from this segment decreased by 91.4% from a profit of ARS 155,403 million in the fiscal year ended June 30, 2022 to a profit of ARS 13,372 million in the fiscal year ended June 30, 2023.

Land Transformation and Sales. Loss profit from this segment increased by 28.6% from a loss of ARS 385 million in the fiscal year ended June 30, 2022 to a loss of ARS 275 million in the fiscal year ended June 30, 2023.

Others. Gross profit from this segment increased by 25.2% from a profit of ARS 28,890 million in the fiscal year ended June 30, 2022 to a profit of ARS 36,175 million in the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

Shopping Malls. Gross profit from the Shopping Malls segment increased by 29.5%, from a profit of ARS 126,862 million during the fiscal year ended June 30, 2022, to an ARS 164,309 million profit during the fiscal year ended June 30, 2023, mainly as a result of increased revenues and higher public attendance in shopping malls. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, increased from 91.4% positive during the fiscal year ended June 30, 2022, to 93.2% positive during the fiscal year ended June 30, 2023.

Offices. Gross profit from the Offices segment decreased by 29.0%, from a profit of ARS 22,010 million during the fiscal year ended June 30, 2022, to an ARS 15,623 million profit during the fiscal year ended June 30, 2023. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, increased from 90.4% positive during the fiscal year ended June 30, 2022, to 91.7% positive during the fiscal year ended June 30, 2023.

Sales and developments. Gross profit from the Sales and Developments segment increased by 756.9%, from a profit of ARS 1,322 million during the fiscal year ended June 30, 2022, to an ARS 11,328 million profit during the fiscal year ended June 30, 2023. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 22.1% positive during the fiscal year ended June 30, 2022, to 69.6% positive during the fiscal year ended June 30, 2023.

Hotels. Gross profit from the Hotels segment increased by 86.6%, from a profit of ARS 14,633 million during the fiscal year ended June 30, 2022, to an ARS 27,300 million profit during the fiscal year ended June 30, 2023. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, increased from 42.5% positive during the fiscal year ended June 30, 2022, to 49.1% positive during the fiscal year ended June 30, 2023.

Others. Gross profit / (loss) from the Others segment increased by 126.1%, from a loss of ARS 2,691 million during the fiscal year ended June 30, 2022, to a profit of ARS 702 million during the fiscal year ended June 30, 2023. Gross profit / (loss) from the Others segment, measured as a percentage of revenues from this segment, increased from 195.3% negative during the fiscal year ended June 30, 2022, to 20.2% positive during the fiscal year ended June 30, 2023.

The variations described in this section relate to the previously mentioned effects on revenues and costs.

Net (loss)/gain from changes in the fair value of investment properties 2023 vs. 2022

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total net (loss) / gain from changes in the fair value of investment properties decreased by ARS 28,511 million (144.7%), from a net profit of ARS 19,707 million in the fiscal year ended June 30, 2022 to a net loss of ARS 8,804 million in the fiscal year ended June 30, 2023, mainly caused by the lower valuation of farmlands through BrasilAgro due to a decrease in commodity prices.

Urban Properties and Investment Business

Total consolidated net (loss) / gain from fair value adjustment of investment properties, according to the income statement, decreased by ARS 296,302 million, from a net gain of ARS 113,110 million during the fiscal year ended June 30, 2022, to a net loss of ARS 183,192 million during the fiscal year ended June 30, 2023.

According to information by segments, the net (loss) / gain from fair value adjustment of investment properties went from a gain of ARS 102,522 million (out of which an ARS 4,429 million gain derives from our Shopping Malls segment; an ARS 42,162 million loss from our Offices segment; an ARS 139,774 million gain from our Sales and Developments segment and an ARS 481 million gain from our Others segment) during the fiscal year ended June 30, 2022, to a loss of ARS 190,751 million during the fiscal year ended June 30, 2023 (out of which an ARS 41,496 million loss derives from our Shopping Malls segment; an ARS 18,409 million loss from our Offices segment; an ARS 130,426 million loss from our Sales and Developments segment and an ARS 420 million loss from our Others segment).

The net impact in the peso values of our shopping malls was primarily a consequence of: (i) an improvement in the estimate of the perpetual dollar discount rate, and (ii) more favorable macroeconomic projections in relation to the projected real exchange rate, (iii) this was partially offset by the moderation of the projected growth rate of some shopping malls.

The Argentine market for offices, land reserves, and other properties is a liquid market, in which a great number of counterparties participate carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. This situation allows for the observation of relevant and representative buy-sell prices in the market. In this regard, the “Market Approach” technique (comparable market values) is employed to determine the fair value of the Offices and Other segment, with the price per square meter being the most representative metric.

In our Sales and Development segment, for the fiscal year ended June 30, 2023, the net result from changes in the fair value of investment properties decreased mainly due to the sale of floors in the “261 Della Paolera” tower, unlike the fiscal year ended June 30, 2022, when it was increased mainly by the value of Ramblas del Plata (former “Costa Urbana”) and the sale of the República Building.

Gain from disposal of farmlands 2023 vs. 2022

The total gain from disposal of farmlands, according to the income statement and the information by segment (taking into account all our joint ventures and inter-segment eliminations), increased by ARS 11,737 million (26.6%), from ARS 44,088 million in the fiscal year ended June 30, 2022 to ARS 55,825 million in the fiscal year ended June 30, 2023.

Fiscal year ended June 30, 2023

•	On October 6, 2022, BrasilAgro completed the sale of a fraction of 863 hectares (498 arable hectares) of the "Morotí" farm located in the State of Boquerón, Paraguay. The sale value was USD 1.5 million and the buyer made an initial payment of USD 748.5 thousand. The remaining balance will be paid in three equal annual installments. This fraction of the field was valued on the books at BRL 853 thousand. After this operation, a remainder of 58,722 hectares of this field remains in the hands of BrasilAgro.

•	On November 8, 2022, BrasilAgro signed a contract for the sale of 1,965 hectares (1,423 arable hectares) of the Rio do Meio farm, a rural property located in the municipality of Correntina – Bahia. The value to be paid was set at 291 soybeans bags, equivalent to BRL 62.4 million on the date of the transaction. The buyer made an initial payment of BRL 17.7 million. The contract establishes a schedule for the transfer of ownership and revenue is recognized in four stages. The first was completed on November 14, 2022 and a revenue of BRL 20 million was recognized. The other phases are scheduled for July of each year until 2025. This fraction of the field was valued on the books at BRL 17.8 million. After this operation, a remnant of 5,750 hectares of said farm remains in the hands of BrasilAgro.

•	In March 2023, BrasilAgro signed two contracts for the sale of the remaining surface of 5,517 hectares (4,011 arable hectares) of its Araucaria farm, located in the municipality of Mineiros, State of Goiás, Brazil.

The first transaction was carried out on March 28, 2023, selling 5,185 hectares (3,796 arable hectares) at a value of 790 soybeans bags per arable hectare, equivalent to BRL 409.3 million on the date of the transaction. The amounts will be paid in 7 installments, the first on July 30, 2023 and the second on August 16, 2023 and the rest are scheduled for March 1 of each year until 2028. The domain transfer was made on June 15, 2023.

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

•	On June 29, 2023, BrasilAgro completed the sale of 4,408 hectares (3,202 arable hectares) of the ¨Jatobá VII¨ form, located in the municipality of Jaborandi – Bahia. The sale value was BRL 121.6 million (equivalent to 952,815 soybean bags). Payments will be in BRL and made in 7 annual installments, making the the first of them at the time of signing the contract. The remaining installments are scheduled for July 31 of each year until 2029.

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

•

On October 8, 2021, BrasilAgro sold an area of 3,723 hectares (2,694 cultivable hectares) of the Alto Taquari farm, a rural property located in the Municipality of Alto Taquari - state of Mato Grosso. The total amount of the sale was 1,100 bags of soybeans per arable hectare or BRL 589 million (BRL 218,641 / arable ha). The handover of possession of the areas and, consequently, the recognition of sales income will be carried out in two stages. In October 2021 with 2,566 hectares (1,537 cultivable hectares), for an approximate amount of BRL 336 million and September 2024 with 1,157 cultivable hectares, for an approximate value of BRL 253 million. BrasilAgro will continue to operate the areas until handover. During the fiscal year ended June 30, 2022, the portion corresponding to the first stage is recognized as a gain

General and administrative expenses 2023 vs. 2022

Agricultural Business

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment decreased by 3.6%, from ARS 18,134 million in the fiscal year ended June 30, 2022 to ARS 17,480 million in the fiscal year ended June 30, 2023, mainly due to an ARS 932 million increase in expenses associated with crop operations; an ARS 25 million increase in expenses associated with sugarcane operations; an ARS 3 million decrease in expenses associated with cattle activities; and a ARS 1,608 million decrease in expenses associated with the agricultural lease and services business. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 4.4% during the fiscal year ended June 30, 2022 to 6.3% during the fiscal year ended June 30, 2023.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment decreased by 18.8% from ARS 64 million during the fiscal year ended June 30, 2022 to ARS 52 million during the fiscal year ended June 30, 2023.

Corporate. General and administrative expenses associated with the Corporate segment decreased by 12.4%, from ARS 5,919 million during the fiscal year ended June 30, 2022 to ARS 5,187 million during the fiscal year ended June 30, 2023.

Others. General and administrative expenses associated with the Others segment increased by 41.9%, from ARS 6,223 million during the fiscal year ended June 30, 2022 to ARS 8,831 million during the fiscal year ended June 30, 2023. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, increased from 5.8% during the fiscal year ended June 30, 2022 to 8.9% during the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

Shopping Malls. General and administrative expenses of Shopping Malls increased by 8.3%, from ARS 22,923 million during the fiscal year ended June 30, 2022, to ARS 24,826 million during the fiscal year ended June 30, 2023, mainly due to: (i) an increase of ARS 1,403 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase of ARS 927 million in fees payable to directors; and (iii) an increase in bank expense of ARS 101 million; partially offset by: (iv) a decrease of ARS 248 million in maintenance, security, cleaning, repairs and other expenses; (v) a decrease in traveling, transportation and stationery of ARS 124 million; and (vi) a decrease in amortization and depreciation charges of ARS 105 million. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, decreased from 16.5% during the fiscal year ended June 30, 2022, to 14.1% during the fiscal year ended June 30, 2023. The variation is mainly explained by the increase in salaries. Unlike previous years, salary updates were given to employees in June 2023, which also had an impact on the bonuses provided.

Offices. General and administrative expenses of our Offices segment increased by 1.6%, from ARS 3,052 million during the fiscal year ended June 30, 2022, to ARS 3,102 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an increase of ARS 195 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase in fees payable to directors of ARS 125 million; partially offset by: (iii) a decrease in amortization and depreciation charges of ARS 268 million. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 12.5% during the fiscal year ended June 30, 2022, to 18.2% during the fiscal year ended June 30, 2023. The variation is mainly explained by the increase in salaries. Unlike previous years, salary updates were given to employees in June 2023, which also had an impact on the bonuses provided.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment increased by 12.2%, from ARS 8,474 million during the fiscal year ended June 30, 2022, to ARS 9,511 million during the fiscal year ended June 30, 2023. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 141.8% during the fiscal year ended June 30, 2022, to 58.4% during the fiscal year ended June 30, 2023.

Hotels. General and administrative expenses associated with our Hotels segment increased by 108.1%, from ARS 5,847 million during the fiscal year ended June 30, 2022, to ARS 12,168 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an ARS 3,151 million increase in fees payable to directors; (ii) an ARS 1,427 million increase in fees and compensation for services; and (iii) an ARS 881 million increase in taxes, rates and contributions; (iv) an ARS 558 million increase in salaries, social security charges and other personnel administrative expenses; and (v) an ARS 226 million increase in in maintenance, security, cleaning, repairs and other expenses. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 17.0% during the fiscal year ended June 30, 2022, to 21.9% during the fiscal year ended June 30, 2023.

Others. General and administrative expenses associated with our Others segment increased by 752.5%, from ARS 2,691 million during the fiscal year ended June 30, 2022, to ARS 22,942 million during the fiscal year ended June 30, 2023, mainly due to (i) an increase of ARS 18,539 million in payable to directors; (ii) an ARS 1,939 million increase in salaries, social security charges and other personnel administrative expenses; (iii) an ARS 253 million increase in maintenance, security, cleaning, repairs and other expenses; partially offset by: (iv) a decrease of ARS 421 million in taxes, rates and contributions.

Selling expenses 2023 vs. 2022

Agricultural Business

Agricultural Production. Selling expenses from the Agricultural Production segment decreased by 27.0% from ARS 34,908 million in the fiscal year ended June 30, 2022 to ARS 25,498 million in the fiscal year ended June 30, 2023, mainly as a result of a ARS 8,595 million decrease in selling expenses related with crop operations, an ARS 194 million increase in expenses for sugarcane operations, a ARS 210 million decrease in selling expenses for cattle and a ARS 799 million decrease in selling expenses associated with leases and agricultural services. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 8.5% during the fiscal year ended June 30, 2022 to 9.2% during the fiscal year ended June 30, 2023.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment decreased by 96.8%, from ARS 1,514 million in the fiscal year ended June 30, 2022 to ARS 48 million in the fiscal year ended June 30, 2023.

Others. Selling expenses from the Others segment increased by 22.8% from ARS 7,473 million in the fiscal year ended June 30, 2022 to ARS 9,177 million in the fiscal year ended June 30, 2023, mainly due to the increase of ARS 1,704 million in selling expenses related to other segments. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, increased from 7.0% during the fiscal year ended June 30, 2022 to 9.2% during the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 18.7%, from ARS 6,784 million during the fiscal year ended June 30, 2022, to ARS 8,055 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an increase in the charge of taxes, rates and contributions of ARS 826 million; ii) an increase in the salaries, social security charges and other personnel administrative expenses of ARS 693 million; (iii) an increase in the charge of doubtful accounts of ARS 575 million; partially offset by: (iv) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 848 million. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, decreased from 4.9% during the fiscal year ended June 30, 2022, to 4.6% during the fiscal year ended June 30, 2023.

Offices. Selling expenses associated with our Offices segment decreased by 38.7%, from ARS 625 million during the fiscal year ended June 30, 2022, to ARS 383 million during the fiscal year ended June 30, 2023. Such variation was mainly generated as a result of: (i) an ARS 256 million decrease in the charge of taxes, rates and contributions; (ii) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 88 million; partially offset by: (iii) an ARS 78 million increase in salaries, social security and other personnel administrative expenses and (iv) a decrease in the charge of doubtful accounts of ARS 37 million. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 2.6% during the fiscal year ended June 30, 2022, to 2.2% during the fiscal year ended June 30, 2023.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 43.5%, from ARS 7,385 million during the fiscal year ended June 30, 2022, to ARS 4,172 million during the fiscal year ended June 30, 2023. Such variation was mainly generated by: (i) an ARS 2,245 million decrease in the charge of taxes, rates and contributions; and (ii) a decrease of ARS 976 million in fees and compensation for services. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 123.6% during the fiscal year ended June 30, 2022, to 25.6% during the fiscal year ended June 30, 2023.

Hotels. Selling expenses associated with our Hotels segment increased by 40.2%, from ARS 2,723 million during the fiscal year ended June 30, 2022, to ARS 3,819 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an ARS 394 million increase in fees and compensation for services; (ii) an ARS 308 million increase in salaries, social security and other personnel administrative expenses; (iii) an ARS 290 million increase in taxes, rates and contributions; and (iv) an ARS 45 million increase in publicity, advertising and other commercial expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 7.9% during the fiscal year ended June 30, 2022, to 6.9% during the fiscal year ended June 30, 2023.

Others. Selling expenses associated with our Others segment decreased by 2.3%, from ARS 441 million during the fiscal year ended June 30, 2022, to ARS 431 million during the fiscal year ended June 30, 2023. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, decreased from 32.0% during the fiscal year ended June 30, 2022, to 12.4% during the fiscal year ended June 30, 2023.

Other operating results, net 2023 vs. 2022

Agricultural Business

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment increased by ARS 17,423 million, from a loss of ARS 16,798 million in the fiscal year ended June 30, 2022 to a profit of ARS 625 million in the fiscal year ended June 30, 2023.

Land Transformation and Sales. Other operating results, net, from this segment decreased by ARS 17,963 million from a profit of ARS 8,578 million in the fiscal year ended June 30, 2022 to a loss of ARS 9,385 million in the fiscal year ended June 30, 2023.

Others. Other operating results, net, associated with the Others segment increased by ARS 768 million, from a profit of ARS 1,506 million in the fiscal year ended June 30, 2022 to a profit of ARS 2,274 million in the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by 91.1%, from a net loss of ARS 1,137 million during the fiscal year ended June 30, 2022, to a net loss of ARS 2,173 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an increase of ARS 2,012 million in the loss for lawsuits; (ii) an increase of ARS 213 million in donations, partially offset by; (iii) an increase of ARS 1,272 million in interest and allowance generated by operating credits. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 0.8% negative during the fiscal year ended June 30, 2022, to 1.2% negative during the fiscal year ended June 30, 2023.

Offices. Other operating results, net associated with our Offices segment decreased by 39.1%, from a net loss of ARS 184 million during the fiscal year ended June 30, 2022, to a net loss of ARS 256 million during the fiscal year ended June 30, 2023, mainly as a consequence of (i) an increase of ARS 106 million in the loss for lawsuits; partially offset by: (ii) a decrease of ARS 18 million in donations. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 0.8% negative during the fiscal year ended June 30, 2022, to 1.5% negative during the fiscal year ended June 30, 2023.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 755.2%, from a net loss of ARS 384 million during the fiscal year ended June 30, 2022, to a net loss of ARS 3,284 million during the fiscal year ended June 30, 2023, mainly due to (i) a loss from disposal of property, plant and equipment for ARS 2,543 million which corresponds to the sale of the 8th floor of the tower “261 Della Paolera” (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires) occupied by IRSA; and (ii) a credit for the late payment penalty in the barter agreement with FIDEICOMISO ESQUINA GUEMES for ARS 513 million. Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 6.4% negative during the fiscal year ended June 30, 2022, to 20.2% negative during the fiscal year ended June 30, 2023.

Hotels. Other operating results, net associated with the Hotels segment decreased by 12.3%, from a net loss of ARS 473 million during the fiscal year ended June 30, 2022, to a net loss of ARS 531 million during the fiscal year ended June 30, 2023, mainly due to lower revenues in other operating income of ARS 67 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.4% negative during the fiscal year ended June 30, 2022, to 1.0% negative during the fiscal year ended June 30, 2023.

Others. Other operating results, net associated with the Others segment decreased by 966.3%, from a net profit of ARS 2,403 million during the fiscal year ended June 30, 2022, to a net loss of ARS 20,817 million during the fiscal year ended June 30, 2023, mainly due to (i) an increase in the loss for lawsuits for ARS 23,474 million due to the constitution of a provision for the IDBD lawsuit; and (ii) a lower income from the royalty corresponding to La Rural S.A.; partially offset by (iii) the realization of currency translation adjustment due to the liquidation of Condor, Real Estate Investment Group VII LP and Jiwin S.A. generating a positive result of ARS 1,588 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 174.4% positive during the fiscal year ended June 30, 2022, to 599.2% negative during the fiscal year ended June 30, 2023.

Management fees 2023 vs. 2022

The Company entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits from our separate statement of income for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 17,683 million and ARS 33,388 million for the fiscal years ended June 30, 2023 and 2022, respectively.

Operating results 2023 vs. 2022

Agricultural Business

Agricultural Production. Operating results of the Agricultural Production segment decreased by ARS 114,544 million, from a profit of ARS 85,563 million in the fiscal year ended June 30, 2022 to a loss of ARS 28,981 million in the fiscal year ended June 30, 2023.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment decreased by ARS 33,149 million, from a profit of ARS 70,410 million in the fiscal year ended June 30, 2022 to a profit of ARS 37,261 million in the fiscal year ended June 30, 2023.

Corporate. Operating results of this Corporate segment increased by ARS 732 million from a loss of ARS 5,919 million in the fiscal year ended June 30, 2022 to a loss of ARS 5,187 million in the fiscal year ended June 30, 2023.

Others. Operating results of the Others segment increased by ARS 3,741 million from a ARS 16,700 million in the fiscal year ended June 30, 2022 to ARS 20,441 million in the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

Shopping Malls. Operating results associated with the Shopping Malls segment decreased by 12.6%, from a net profit of ARS 100,447 million during the fiscal year ended June 30, 2022, to a net profit of ARS 87,759 million during the fiscal year ended June 30, 2023.

Offices. Operating results associated with our Offices segment increased by 72.8%, from a net loss of ARS 24,013 million during the fiscal year ended June 30, 2022, to a net loss of ARS 6,527 million during the fiscal year ended June 30, 2023. Such variation was mainly due to an ARS 26,289 million decrease in the loss from fair value adjustments of investment properties. Operating results associated with the Offices segment, as a percentage of revenues from such segments, decreased from 98.6% negative during the fiscal year ended June 30, 2022, to 38.3% negative during the fiscal year ended June 30, 2023.

Sales and Developments. Operating results associated with our Sales and Developments segment decreased by 209.0%, from a net profit of ARS 124,853 million during the fiscal year ended June 30, 2022, to a net loss of ARS 136,065 million during the fiscal year ended June 30, 2023. Such decrease is mainly due to the (loss) / gain from fair value adjustments of investment properties. Operating results associated with the Sales and Developments segment, as a percentage of revenues from this segment, decreased from 2,089.6% positive during the fiscal year ended June 30, 2022, to 835.8% negative during the fiscal year ended June 30, 2023.

Hotels. Operating results associated with the Hotels segment increased by 92.9%, from a net profit of ARS 5,590 million during the fiscal year ended June 30, 2022, to a net profit of ARS 10,782 million during the fiscal year ended June 30, 2023. Such increase is mainly due to a higher occupancy with a consequent increase in revenues, reaching, for the most part, pre-pandemic occupancy levels. Operating results associated with the Hotels segment, as a percentage of revenues from such segment, increased from 16.2% positive during the fiscal year ended June 30, 2022, to 19.4% positive during the fiscal year ended June 30, 2023.

Others. Operating results associated with the Others segment decreased from a net loss of ARS 2,939 million during the fiscal year ended June 30, 2022, to a net loss of ARS 43,908 million during the fiscal year ended June 30, 2023. Such decrease is mainly due to the increase in administrative expenses and a negative result in other operating results, net

Share of profit / (loss) of associates and joint ventures 2023 vs. 2022

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of (loss) / profit of associates and joint ventures decreased by ARS 5,147 million (397.8%), from a profit of ARS 1,294 million in the fiscal year ended June 30, 2022 to a loss of ARS 3,853 million in the fiscal year ended June 30, 2023.

Agricultural Production. The share of (loss) / profit of associates and joint ventures in the Agricultural Production segment decreased by 172.9% from a profit of ARS 862 million in the fiscal year ended June 30, 2022 to a loss of ARS 628 million in the fiscal year ended June 30, 2023.

Others. The share (loss) / profit of associates and joint ventures in the Others segment decreased by 846.5% from a profit of ARS 432 million in the fiscal year ended June 30, 2022 to a loss of ARS 3,225 million in the fiscal year ended June 30, 2023.

Urban Properties and Investment Business

The share of profit / (loss) of associates and joint ventures, according to the income statement, increased by 443.0%, from a net loss of ARS 2,840 million during the fiscal year ended June 30, 2022 to a net profit of ARS 9,742 million during the fiscal year ended June 30, 2023, mainly due to the positive results from the Others segment.

Also, the net share of loss of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 28.3% increase, from a loss of ARS 6,572 million during the fiscal year ended June 30, 2022, to a loss of ARS 4,709 million during the fiscal year ended June 30, 2023, mainly due to results from the joint venture Quality Invest S.A., mainly attributable to the (loss) / gain from fair value adjustments of investment properties.

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

Other. The share of profit of associates from the Others segment increased by 287.2%, from a net profit of ARS 3,732 million during the fiscal year ended June 30, 2022, to a net profit of ARS 14,449 million during the fiscal year ended June 30, 2023, mainly as a result of the variation from our investments in GCDI by ARS 6,221 million positive, Banco Hipotecario by ARS 4,457 positive partially offset by our investment in Condor by ARS 3,116 million negative.

Financial results, net 2023 vs. 2022

The Company financial results, net recorded a variation of ARS 85,595 million, from a profit of ARS 175,754 million in the fiscal year ended June 30, 2022 to a profit of ARS 90,159 million in the fiscal year ended June 30, 2023. This was mainly due to: (i) a decrease in foreign exchange rate, net in the Agricultural Business and Urban Properties and Investment Business of ARS 161,284 million, from a profit of ARS 235,868 million, to a profit of ARS 74,584 million because of the appreciation of the peso against the dollar in real terms, compared to the devaluation in fiscal year ended June 30, 2022; partially offset by: (ii) a profit of ARS 41,526 million corresponding to the inflation adjustment.

Income Tax 2023 vs. 2022

The Company adopts the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of ARS 15,833 million during the fiscal year ended June 30, 2022, to a profit of ARS 270,180 million during the fiscal year ended June 30, 2023, out of which a gain of ARS 30,157 million derives from the agricultural business and a profit of ARS 240,023 million derives from the urban properties and investment. During the fiscal year ended June 30, 2023, IRSA determined it was appropriate to reverse the provision for the income tax registered as of June 30, 2022. In addition, for the year ended June 30, 2023, IRSA applied the systemic and integral inflation adjustment criteria as the restatement of its accumulated losses. See Note 23 to the Consolidated Financial Statements as June 30, 2023 for more information.

Net profit 2023 vs. 2022

As a result of the factors described above, our net profit for the year, including the effect of discontinued operations, decreased by ARS 214,128 million from a net profit of ARS 504,586 million in the fiscal year ended June 30, 2022 to a net profit of ARS 290,458 million in the fiscal year ended June 30, 2023, out of which a profit of ARS 79,930 million derives from the agricultural business, and a profit of ARS 210,528 million derives from the urban properties and investment business.

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

Our material cash requirements from known contractual and other obligations mainly consist of obligations under our borrowings. As of June 30, 2024, we expected to incur a total of ARS 822,535 million under our borrowings, consisting of ARS 346,944 million due within one year, ARS 453,620 million due within one to four years, ARS 7,283 million due within four to five years, and ARS 14,688 million due within more five years.

Cash Flow Information

The table below shows our cash flow for the fiscal years ended June 30, 2024, 2023 and 2022:

	(in millions of ARS)
	06.30.2024	06.30.2023	06.30.2022
Net cash generated from operating activities	68,610	133,654	174,664
Net cash generated from investing activities	92,572	55,417	103,270
Net cash used in financing activities	(208,529)	(337,137)	(296,477)
Net decrease in cash and cash equivalents	(47,347)	(148,066)	(18,543)

As of June 30, 2024, we had positive working capital of ARS 48,795 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2024, in our Agricultural Business, we had positive working capital of ARS 94,793 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2024, in our Urban Properties and Investments Business, had negative working capital of ARS 45,998 million (calculated as current assets less current liabilities as of such date).

At the same date, our Agricultural Business had cash and cash equivalents of ARS 86,338 million and our Urban Properties and Investments Business had cash and cash equivalents of ARS 28,297 million.

Operating activities

Fiscal year ended June 30, 2024

Our operating activities for the fiscal year ended June 30, 2024 generated net cash inflows of ARS 68,610 million, mainly due to (i) an operating income for ARS 117,584 million, (ii) a decrease in trade and other receivables for ARS 100,191 million, (iii) a decrease in biological assets for ARS 65,701 million, partially offset by (iv) a decrease in trade and other payables for ARS 167,868 million, (v) an increase in inventories for ARS 24,055 million, (vi) a decrease in salaries and social security liabilities for ARS 9,646 million, and (vii) income tax paid for ARS 8,469 million.

Fiscal year ended June 30, 2023

Our operating activities for the fiscal year ended June 30, 2023 generated net cash inflows of ARS 133,954 million, mainly due to (i) an operating income for ARS 177,205 million, (ii) a decrease in biological assets for ARS 83,379 million, (iii) a decrease in trade and other receivables for ARS 42,462 million partially offset by (iv) a decrease in trade and other payables for ARS 127,409 million, (v) income tax paid for ARS 21,486 million, (vi) a decrease in lease liabilities for ARS 13,709 million, and (vii) an increase in inventories for ARS 8,991 million.

Fiscal year ended June 30, 2022

Our operating activities for the fiscal year ended June 30, 2022 generated net cash inflows of ARS 174,664 million, mainly due to (i) a decrease in biological assets for ARS 186,441 million, (ii) a decrease in trade and other receivables for ARS 36,666 million, (iii) an operating income for ARS 28,048 million partially offset by (iv) a decrease in trade and other payables for ARS 53,047 million, (v) a decrease in lease liabilities for ARS 15,259 million, and (vi) income tax paid for ARS 9,827 million.

Investment activities

Fiscal year ended June 30, 2024

Our investing activities resulted in net cash inflows of ARS 92,572 million for the fiscal year ended June 30, 2024, mainly due to (i) ARS 566,015 million proceeds from disposal of investments in financial assets, (ii) ARS 78,064 million derived from proceeds from sales of property, plant and equipment, (iii) ARS 35,809 million derived from proceeds from sales of investment properties, (iv) ARS 23,781 million derived from proceeds from the sale of participation in joint ventures, (v) ARS 19,503 million derived from interest received from financial assets, partially offset by (vi) ARS 553,671 million used in the acquisition of investments in financial assets, and (vii) ARS 78,382 million used in the acquisition and improvement in property, plant and equipment.

Fiscal year ended June 30, 2023

Our investing activities resulted in net cash inflows of ARS 55,417 million for the fiscal year ended June 30, 2023, mainly due to (i) ARS 194,173 million proceeds from disposal of investments in financial assets, (ii) ARS 84,129 million derived from proceeds from sales of investment properties, (iii) ARS 66,292 million derived from proceeds from sales of property, plant and equipment, partially offset by (iv) ARS 205,928 million used in the acquisition of investments in financial assets, (v) ARS 67,614 million used in the acquisition and improvement in property, plant and equipment and (vi) acquisitions and improvement of investment properties for ARS 21,935 million.

Fiscal year ended June 30, 2022

Our investing activities resulted in net cash inflows of ARS 103,270 million for the fiscal year ended June 30, 2022, mainly due to (i) ARS 208,060 million derived from proceeds from sales of investment properties, (ii) ARS 144,882 million proceeds from disposal of investments in financial assets, (iii) dividends collected from associates and joint ventures for ARS 29,314 million, (iv) ARS 23,020 million derived from proceeds from sales of property, plant and equipment, partially offset by (v) ARS 217,746 million used in the acquisition of investments in financial assets, (vi) acquisitions and improvement of investment properties for ARS 49,131 million and (vii) ARS 32,215 million used in the acquisition and improvement in property, plant and equipment.

Financing activities

Fiscal year ended June 30, 2024

Our financing activities for the fiscal year ended June 30, 2024 resulted in net cash outflows of ARS 208,529 million, mainly due to (i) the payment of borrowing and non-convertible notes for ARS 287,766 million, (ii) the payment of interest for ARS 126,241 million, (iii) dividends paid for ARS 123,587 million, partially offset by (iv) borrowings, issuance and new placement of non-convertible notes for ARS 303,868 million, and (vi) obtaining of short term loans, net for ARS 32,549 million.

Fiscal year ended June 30, 2023

Our financing activities for the fiscal year ended June 30, 2023 resulted in net cash outflows of ARS 337,137 million, mainly due to (i) the payment of borrowing and non-convertible notes for ARS 409,481 million, (ii) dividends paid for ARS 162,952 million, (iii) the payment of interest for ARS 127,316 million, (iv) repurchase of treasury shares for ARS 25,563 million, partially offset by (v) borrowings, issuance and new placement of non-convertible notes for ARS 372,096 million, and (vi) obtaining of short term loans, net for ARS 15,541 million.

Fiscal year ended June 30, 2022

Our financing activities for the fiscal year ended June 30, 2022 resulted in net cash outflows of ARS 296,477 million, mainly due to (i) the payment of borrowing and non-convertible notes for ARS 337,528 million, (ii) the payment of interest for ARS 129,842 million, (iii) dividends paid for ARS 66,588 million, (iv) lease liabilities paid for ARS 8,393 million, partially offset by (v) borrowings issuance and new placement of non-convertible notes for ARS 226,495 million, and (vi) obtaining of short term loans, net for ARS 18,573 million.

Capital Expenditures

Our capital expenditures were ARS 62,230 million, ARS 118,266 million and ARS 107,925 million for the fiscal years ended June 30, 2024, 2023 and 2022, respectively, including other goods and equipment acquired in business combinations.

Our capital expenditures consisted of the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, construction of real estate and acquisition of land reserves.

Fiscal year ended June 30, 2024

During the fiscal year ended June 30, 2024, we invested in our Urban Properties and Investments Business ARS 16,910 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 3,327 million, primarily (i) ARS 493 million in buildings and facilities, (ii) ARS 1,082 million in machinery and equipment and others and (iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 64 million, ARS 736 million and ARS 952 million, respectively); (b) improvements in our rental properties for ARS 9,991 million and (c) the development of properties for ARS 3,592 million.

During the fiscal year ended June 30, 2024, we invested in the Agricultural Business ARS 45,320 million mainly due to (a) acquisition and development of owner occupied farmland for ARS 24,024 million (ARS 20,985 million of subsidiary Brasilagro); (b) ARS 12,981 million in bearer plant; (c) ARS 4,211 million in other building and facilities; (d) ARS 2,317 million machinery and equipment; (e) ARS 1,379 million in vehicles, and (f) ARS 408 million in furniture and supplies.

Fiscal year ended June 30, 2023

During the fiscal year ended June 30, 2023, we invested in our Urban Properties and Investments Business ARS 25,584 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 2,946 million, primarily (i) ARS 41 million in buildings and facilities, (ii) ARS 1,126 million in machinery and equipment and others and (iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 48 million, ARS 1,605 million and ARS 126 million, respectively); (b) improvements in our rental properties for ARS 13,033 million and (c) the development of properties for ARS 9,605 million.

During the fiscal year ended June 30, 2023, we invested in the Agricultural Business ARS 92,682 million mainly due to (a) acquisition and development of owner occupied farmland for ARS 77,434 million (ARS 73,069 million of subsidiary Brasilagro); (b) ARS 6,851 million in bearer plant; (c) ARS 4,908 million in other building and facilities; (d) ARS 2,869 million machinery and equipment; (e) ARS 338 million in vehicles, and (f) ARS 282 million in furniture and supplies.

Fiscal year ended June 30, 2022

During the fiscal year ended June 30, 2022, we invested in our Urban Properties and Investments Business ARS 78,437 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 2,683 million, primarily (i) ARS 89 million in buildings and facilities, (ii) ARS 424 million in machinery and equipment and others and (iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 89 million, ARS 2,025 million and ARS 56 million, respectively); (b) improvements in our rental properties for ARS 22,674 million and (c) the development of properties for ARS 53,080 million.

During the fiscal year ended June 30, 2022, we invested in the Agricultural Business ARS 29,488 million mainly due to (a) acquisition and development of owner occupied farmland for ARS 16,923 million (ARS 16,700 million of subsidiary Brasilagro); (b) ARS 4,941 million in bearer plant; (c) ARS 3,251 million in other building and facilities; (d) ARS 3,244 million machinery and equipment; (e) ARS 992 million in vehicles, and (f) ARS 137 million in furniture and supplies.

Indebtedness

As of June 30, 2024, we had total loans in the amount of ARS 822,535 million. The following table sets forth the scheduled maturities of our outstanding debt:

Capital	Agricultural Business	Urban properties and investments	Total
	(million of ARS)
Less than 1 year	153,306	172,974	326,280
More than 1 and up to 2 years	127,314	114,319	241,633
More than 2 and up to 3 years	108,528	25,588	134,116
More than 3 and up to 4 years	32,687	44,745	77,432
More than 4 and up to 5 years	7,283	-	7,283
More than 5 years	14,688	-	14,688
	443,806	357,626	801,432
Interest
Less than 1 year	12,233	8,431	20,664
More than 1 and up to 2 years	-	3	3
More than 2 and up to 3 years	-	-	-
More than 3 and up to 4 years	-	436	436
More than 4 and up to 5 years	-	-	-
More than 5 years	-	-	-
	12,233	8,870	21,103
	456,039	366,496	822,535

	Agricultural Business	Urban properties and investments	Total
	(million of ARS)
Non-convertible notes	408,352	328,050	736,402
Bank loans and others	36,187	6,568	42,755
Bank overdrafts	7,457	25,696	33,153
Others	4,043	6,182	10,225
	456,039	366,496	822,535

The composition and fair value of the loans as of June 30, 2024 and June 30, 2023 are as follows:

	Book value		Fair value
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
	(million of ARS)
Non-convertible notes	736,402	779,654	713,830	794,980
Bank loans	42,755	102,158	42,755	102,158
Bank overdrafts	33,153	73,472	33,153	73,472
Other borrowings	10,225	18,317	10,225	18,317
Total borrowings	822,535	973,601	799,963	988,927

Non-current	475,591	592,035
Current	346,944	381,566
Total	822,535	973,601

The following tables describe our total debt as of June 30, 2024:

Agricultural Business

Agricultural business	Currency	Annual Average Interest Rate	Nominal Value	Book value
			(in million)	(in million ARS)
Cresud’s Series XXXIII Notes	USD	6.99%	6	6,025
Cresud’s Series XXXIV Notes	USD	6.99%	12	11,470
Cresud’s Series XXXV Notes (1)	USD	3.50%	21	18,174
Cresud’s Series XXXVI Notes	USD	2.00%	41	32,981
Cresud’s Series XXXVII Notes	USD	5.50%	24	22,229
Cresud’s Series XXXVIII Notes	USD	8.00%	71	66,402
Cresud’s Series XXXX Notes	USD	0.00%	38	34,823
Cresud’s Series XXXXI Notes	ARS	Badlar + 1.00%	4,147	5,231
Cresud’s Series XXXXII Notes	USD	0.00%	30	27,380
Cresud’s Series XXXXIII Notes	ARS	Badlar + 3.00%	19,886	23,717
Cresud’s Series XXXXIV Notes	USD	6.00%	40	36,869
Cresud’s Series XXXXV Notes	USD	6.00%	10	9,352
Bank overdrafts	ARS	Float	-	7,446
Brasilagro - Notes	BRL	106.50% e 110.00% e Pré 5.37 + TLP 100%	473	81,788
Brasilagro - Bank loans	BRL	3.24% to 6.34% + CDI to 100%	124	21,405
Brasilagro - Bank loans	BRL	3.50%	30	5,132
Brasilagro - Bank loans	BRL	Pré 6.34% to 7.64%	26	4,453
Brasilagro - Bank loans	BRL	3.76% to 6.76%	14	2,351
Brasilagro - Bank loans	USD	7.00% to 9.50%	16	2,846
FyO - Notes	USD	0.00%	35	31,911
FyO - Bank overdrafts	USD	Float	-	11
FyO - Others	USD	0.00%	4	4,043
				456,039

 (1) As of June 30, 2024, the amortization payment was made for 50% of the principal.

Urban Properties and Investments Business

Urban Properties and Investments Business	Currency	Annual Average Interest Rate	Nominal Value	Book value
			(in million)	(in million ARS)
IRSA’s 2024 Notes – Series XIII (1)	USD	3.90%	15	13,688
IRSA’s 2028 Notes – Series XIV (2)	USD	8.75%	132	121,254
IRSA’s 2025 Notes – Series XV	USD	8.00%	62	58,124
IRSA’s 2025 Notes – Series XVI	USD	7.00%	28	26,482
IRSA’s 2025 Notes – Series XVII	USD	5.00%	25	22,826
IRSA’s 2027 Notes – Series XVIII	USD	7.00%	21	19,519
IRSA’s 2025 Notes – Series XIX	ARS	Badlar + 0.99%	26,204	28,148
IRSA’s 2026 Notes – Series XX	USD	6.00%	23	20,775
IRSA’s 2025 Notes – Series XXI	ARS	Badlar + 4.50%	17,013	17,234
Loans with non-controlling interests	USD	5.00%	1	1,866
Related Party	ARS	Badlar	5	21
Related Party	USD	Libor + 2.25%	-	251
Related Party	USD	1.00%	-	251
Bank loans	ARS	25.00%	4,000	4,112
Bank loans	ARS	35.67%	2,402	2,456
Others	USD	3.50%	3	3,793
Bank overdrafts	ARS	Float	-	25,696
				366,496

(1)	As of June 30, 2024, the amortization payment was made for 50% of the principal.
(2)	As of June 30, 2024, the amortization payment was made for 17.5% of the principal.

Agricultural Business

Series XXXIII and XXXIV Notes

As consequence of the regulations established by the Central Bank, the issuance of the Series XXXIII and XXXIV Notes were carried out, in order to refinance the Series XXV Notes for a face value of USD 59.6 million. In this regard, the maturity and cancelation of the XXV Notes took place on July 12, 2021.

As a result of the exchange, Series XXXIV Notes were issued, which are described below:

•

Series XXXIV: denominated and payable in U.S. dollars for USD 35.7 million at a fixed rate of 6.99%, with semi-annual interest payments. The principal payment was set in three installments of the capital: 33% which was paid on June 30, 2022, 33% which was paid on June 30, 2023, and 34% to pay on June 30, 2024. The issue price was 100%. On June 30, 2024, Series XXXIV Notes were fully canceled at maturity.

On July 6, 2021, we completed the exchange operation of the Series XXV Notes. The nominal value of Series XXV Notes presented and accepted on the exchange was approximately USD 18.8 million. The main characteristics of the issuance are detailed below:

•

Series XXXIII Notes: denominated and payable in U.S. dollars for USD 18.8 million at a fixed rate of 6.99%, with semi-annual interest payments. The principal payment was set in three installments of the capital: 33% which was paid on July 6, 2022, 33% which was paid on July 6, 2023, and 34% to pay on July 6, 2024. The issue price was 100%. On July 6, 2024, Series XXXIII Notes were fully canceled at maturity.

Series XXXV Notes

On September 13, 2021, we issued in the local market Series XXXV Notes denominated in U.S. dollars and payable in Pesos at the applicable exchange rate for USD 41.9 million at a fixed rate of 3.5%, with semi-annual interest payments. The principal payment was set in three installments of the capital: 25% which was paid on September 13, 2023; 25% to pay on March 13, 2024, and 50% to pay on September 13, 2024. The price of issuance was 100.0% of the nominal value. On September 13, 2024, Series XXXV Notes were fully canceled at maturity.

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

--

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

--

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

Series XL Notes

On December 21, 2022, we issued Series XL Notes in the local market, denominated and payable in U.S. dollars for USD 38.2 million at a fixed rate of 0.0%, for which reason it will not have interest installments. The capital payment was set in three installments: 33% to pay on December 21, 2025; 33% to pay on June 21, 2026, and 34% to pay on December 21, 2026, at maturity. The issue price was 100.0% of the face value.

The funds were mainly used to refinance short-term liabilities and working capital.

Series XLI and XLII Notes

On December 21, 2022, we issued a total amount of USD 50 million in the local market through Series XLI and XLII Notes, the main characteristics of the issuance are detailed below:

•

Series XLI Notes: issued for a nominal value of ARS 4,147.3 million, maturing 18 months from the settlement, that is, October 4, 2024. They have a variable rate (private Badlar plus a margin of 1.0%), payable quarterly and will amortize its capital at maturity. The issue price was 100%. On October 4, 2024, Series XLI Notes were fully canceled at maturity.

•

Series XLII Notes: issued for a nominal value of USD 30.0 million, maturing 37 months from the settlement, that is, May 4, 2026; at a fixed rate of 0.0%, for which reason it will not have interest installments, and will repay its capital at maturity. The issue price was 100%.

Series XLIII and XLIV Notes

On January 17, 2024, we issued a total amount of USD 64.2 million in the local market through Series XLIII and XLIV Notes, the main characteristics of the issuance are detailed below:

•

Series XLIII Notes: issued for a nominal value of ARS 19,886.0 million, maturing 12 months from the settlement, that is, January 17, 2025. They have a variable rate (private Badlar plus a margin of 0.0%), payable quarterly and will amortize its capital at maturity. The issue price was 100%.

•

Series XLIV Notes: issued for a nominal value of USD 39.8 million, maturing 36 months from the settlement, that is, January 17, 2027; at a fixed rate of 6.0%, with semi-annual interest payments, and will repay its capital at maturity. The issue price was 100%.

Series XLV Notes

On April 22, 2024, we issued Series XLV Notes in the local market, denominated and payable in U.S. dollars for USD 10.2 million at a fixed rate of 6.0%, with semi-annual interest payments (except for the last installment, which will be due four months after the previous interest period), and will repay its capital at maturity on August 22, 2026. The issue price was 100.0% of the face value.

Series XLVI Notes

On July 18, 2024, we issued Series XLVI Notes in the local market, denominated in U.S. dollars and payable in Pesos at the applicable exchange rate for USD 28.6 million at a fixed rate of 1.5%, with semi-annual interest payments, and will repay its capital at maturity on July 18, 2027. The issue price was 100.0% of the face value.

Issuance of BrasilAgro Non-Convertible Notes

On May 5, 2021, BrasilAgro issued Non-convertible Notes, unique series, for a nominal value of BRL 240 million. They will accrue interest at a variable rate made up for IPCA (Consumer Price Index) plus 5.3658% nominal per year, payable annually and will amortize their capital in two payments on April 13, 2027 and April 12, 2028.

On November 16, 2023, BrasilAgro issued non-convertible Notes totaling BRL 165 million. It will pay interest at an annual rate of 12.16%, payable annually. The principal will be amortized in seven installments from 2027 to 2030.

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

Series XIII (issued by IRSA)

On August 26, 2021, IRSA issued in the local market a total amount of USD 58.1 million through the following Notes:

•

Series XIII: denominated in U.S. dollars and payable in Pesos at the applicable exchange rate for USD 58.1 million at a fixed rate of 3.9%, with semi-annual payments. The principal payment was set in three installments: 25% which was paid on August 26, 2023; 25% to pay on February 26, 2024; and 50% to pay on August 26, 2024. The price of issuance was 100.0% of the face value. On August 26, 2024, Series XIII Notes were fully canceled at maturity.

The proceeds were used to refinance short-term liabilities.

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

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%. On June 22, 2024, Series XIV Notes were paid for 17.5% of their nominal value, corresponding to the first capital installment.

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

Series XV and XVI Notes (issued by IRSA)

On January 31, 2023, IRSA issued in the local market a total amount of USD 90 million through the following Notes:

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

Series XVIII and XIX Notes (issued by IRSA)

On February 28, 2024, IRSA issued in the local market a total amount of USD 52.6 million through the following Notes:

• Series XVIII Notes: denominated and payable in U.S. dollars for a total of USD 21.4 million at a fixed rate of 7.0%, with semi-annual payments. The principal payment will be in one installment at maturity on February 28, 2027. The issue price was 100.0% of the face value.

• Series XIX Notes: denominated and payable in Pesos for a total of ARS 26,203.8 million, maturing on February  28, 2025. These notes have a variable rate (private Badlar plus a margin of 0.99%), payable quarterly and will amortize its capital at maturity. The issue price was 100%.

Series XX and XXI Notes (issued by IRSA)

On June 10, 2024, IRSA issued in the local market a total amount of USD 42.0 million through the following Notes:

• Series XX Notes: denominated and payable in U.S. dollars for a total of USD 23.0 million at a fixed rate of 6.0%, with semi-annual payments. The principal payment will be in one installment at maturity on June 10, 2026. The issue price was 100.0% of the face value.

• Series XXI Notes: denominated and payable in Pesos for a total of ARS 17,012.7 million, maturing on June 10, 2025. These notes have a variable rate (private Badlar plus a margin of 4.50%), payable quarterly and will amortize its capital at maturity. The issue price was 100%.

C. Research and Developments, Patents and Licenses

Investments in technology, in our agricultural business, amounted to ARS 63 million, ARS 576 million and ARS 279 million for fiscal years 2024, 2023 and 2022 respectively. Our total technology investments aimed to increase the productivity of purchased land have amounted to ARS 44,673 million since fiscal year 1995.

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

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s WEO, worldwide GDP is expected to grow 3.2% in 2024 and 3.3% 2025, according to the July 2024 WEO projections. Services price inflation is holding up progress on disinflation, which is complicating monetary policy normalization. Upside risks to inflation have thus increased, raising the prospect of higher-for-even-longer interest rates, in the context of escalating trade tensions and increased policy uncertainty. However, global inflation is already close to prepandemic levels for the median emerging market and developing economy

Global inflation is expected to decrease from 6.7% in 2023 to 5.9% in 2024 and to 4.4% in 2025, according to IMF’s WEO. The momentum on global disinflation is slowing, signaling bumps along the path. In advanced economies, the revised forecast is for the pace of disinflation to slow in 2024 and 2025. That is because inflation in prices for services is expected to be more persistent and commodity prices higher, although the gradual cooling of labor markets, together with an expected decline in energy prices, is expected to bring inflation back to target by the end of 2025. Inflation is expected to remain higher in emerging market and developing economies (and to drop more slowly) than in advanced economies.

The increase in inflation in the United States during the first quarter of 2024 has delayed policy normalization. At the same time, a number of central banks in emerging market economies remain cautious in regard to cutting rates owing to external risks triggered by changes in interest rate differentials and associated depreciation of those economies’ currencies against the U.S. dollar.

The escalation of trade tensions could further raise near-term inflation by increasing the cost of imported goods along the supply chain.

Trade tariffs, alongside a scaling up of industrial policies worldwide, can generate damaging cross‐border spillovers, as well as trigger retaliation. By contrast, policies that promote multilateralism and a faster implementation of macrostructural reforms could increase supply gains, productivity, and growth, with positive spillovers worldwide.

Argentine macroeconomic context

The accumulated CPI, as of September 30, 2024, inflation was recorded at 3.5%, bringing the cumulative inflation between July 1, 2024 and September 30, 2024, reached 12.1%.

Shopping malls sales reached a total ARS 463,761 million in June 2024, which represents a 165.3% increase as compared to June 2023. Accumulated sales for the first six months, represent a 220.5% in current terms and 0.7% increase in real terms as compared to the same period of 2023.

The INDEC reported that, for the seven months ended July 31, 2024, industrial activity in Argentina decreased by 5.4% compared to the same period in 2023. The textile industry accumulated a 15.2% decreases during the first seven months of 2024 as compared to the same period last year. Moreover, the EMAE as of July 31, 2024, decreased by 1.3% compared to the same month in 2023.

Regarding the balance of payments, in the second quarter of 2024 the current account surplus reached USD 3,580 million, with USD 6,016 million allocated to the goods and services trade balance, and USD 3,243 million to the net primary deficit, and a surplus of USD 716 million to net secondary income.

During the second quarter of 2024, the financial account recorded a net capital surplus of USD 2,720 million, which was the result of a net increase in external financial assets held by residents of USD 2,222 million and a net decrease in external liabilities of USD 498 million. This represents an increase in the net capital inflow of USD 1,561 million in relation to with what was estimated for the same quarter of the previous year.

As of June 30, 2024, international reserves reached USD 29,022 million, which implied an accounting increase of USD 1,895 million compared to the previous quarter. This effect is mainly explained by balance of payments transactions for USD 1,694 million, and by a decreased of USD 201 million, driven by the changes in currencies parities.

In local financial markets, the Private Badlar rate in Pesos ranged from 93.31% to 36.06% in the period from July 2023 to June 2024, averaging 33.43% in June 2024 compared to 92.45% in June 2023. As of June 30, 2024, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 912 per USD 1.00. As of June 30, 2024, Argentina’s country risk decreased by 606 basis points in year-on-year terms. The debt premium paid by Argentina was 1,455 basis points in June 2024, compared to 230 basis points paid by Brazil and 319 basis points paid by Mexico.

As of October 17, 2024, the Private Badlar rate in Pesos peaked at 40.625%. As of October 18, 2024, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 984.50 per USD 1.00. Additionally, as a result of deepened currency controls, there is a difference between the official exchange rate in Argentina (which is currently used for both commercial and financial transactions) and other informal exchange rates that emerged due to certain commonly performed operations in the foreign exchange market, leading to a gap of approximately 18% above the official exchange rate as of October, 18, 2024. As of October 17, 2024, Argentina’s country risk decreased by 1,276 basis points in year-on-year terms. The debt premium paid by Argentina was at 1,100 basis points as of October 17, 2024, compared to 197 basis points paid by Brazil and 306 basis points paid by Mexico as of that same date.

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

According to the World Agricultural Supply and Demand Estimates Repro published by the United States Department of Agriculture on September 12, 2024, world soybean production for the season 2024/2025 is expected to be about 429.20 million tons, an increase of 8.7% as compared to the season 2023/2024. Argentina, is one of the major exporters of Soybean together with Brazil, Paraguay and Uruguay. Argentina’s soybean production and soybean exports for the season 2024/2025 are expected to be about 51.00 million tons and 4.50 million tons, respectively. This means a 6.0% increase in Argentina’s soybean production, and a 13.5% decrease on its soybean exports; compared with the season 2023/2024.

World corn production is expected to be about 1,218.57 million tons for season 2024/2025, 0.5% more than in the previous season. Argentina is the world’s fourth largest corn exporter after China, United States and Brazil, and followed by Ukraine, Russia and South Africa. For the season 2024/2025 Argentina’s corn production and exports are expected to be about 51.0 million tons and 36 million tons, respectively. That means a 2% increase in Argentinia’s corn production, and a 2.9% increase on its corn exports; compared with the season 2023/2024.

World wheat production is expected to be about 796.88 million tons for season 2024/2025, a decrease of 0.8% as compared to the season 2023/2024. Argentina’s wheat production and wheat exports for the season 2024/2025 are expected to be about 18 million tons and 11.50 million tons, respectively. This means a 13.6% increase in Argentina’s wheat production, and a 40.2% increase on its wheat exports; compared with the season 2023/2024.

Cattle

According to the Ministry of Agriculture, Livestock and Fisheries (“MAGyP”) and the Ministry of Economy (“MECON”), in June 2024, beef represented 43.6% of the total average per capita consumption of meat, followed by poultry with 41.1% and pigs with 15.2%.

In the accumulated of the first eight months of 2024, production (in terms of bone-beef) of beef fell 1.6%, while pork grew 4.0%; compared against the same period of the previous year.

According to the Rosario Stock Exchange, in the first half of 2024, beef exports grew by 10% in volume year-on-year terms, although due to the drop in prices the value of these exports remained practically with no changes in dollars, only 0.1% above the previous year and in line with the average of last five years. Poultry meat exports grew in volume by 21% compared to the previous year; and although this balance exceeds that of the first half of the previous year by 18% measured in dollars, it is still 28% below the average of the last five years. On the other hand, pork exports were 3% below last year and 47% behind the average of the last five years in terms of volume.

In the first eight months of 2024, 8.6% fewer bovine animals were slaughtered compared to the same period of the previous year. Meanwhile, the slaughter of swine animals was 2.9% more in comparison to the first eight months of 2024 compared to the same period of the previous year.

Urban Properties and Investment Business

Evolution of Shopping Malls in Argentina

In September 2024, the CCI showed a 5.9% decrease compared to August 2024, and a 10.1% decrease compared to September 2023. Shopping mall sales increased 186% in the fiscal 2024 compared to fiscal 2023. Accumulated sales for the first six months, represent a 220.5% in current terms and 0.7% increase in real terms as compared to the same period of 2023.

Evolution of Office Properties in Argentina

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by Covid-19 brought with it a combination of lower demand, increased vacancies, and a slight decrease in the rental prices of category A + and A office buildings in Buenos Aires.

According to Colliers, the second quarter of 2024 closes with a vacancy in the order of 16.82% regarding the premium market of the City of Buenos Aires, stable when compared to the previous quarter.

Category A+ properties have an average Rental price of 22.4 USD/sqm and class A properties of 19.5 USD/sqm during the second quarter of the year 2024. Regarding the average price per submarket, Norte CABA, Puerto Madero, Plaza Roma and Catalinas reflect the highest with 26.85 USD/sqm, 24.66 USD/sqm, 24.14 USD/sqm and 24.12 USD/sqm respectively.

Evolution of the Hotel industry in Argentina

According to the EOH prepared by INDEC, in June 2024, overnight stays at hotel and para-hotel establishments were estimated at 2.8 million, 18.2% less than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 18.8% and 15.8%, respectively. Total travelers who stayed at hotels during June 2024 were 1.2 million, a 19.3% decrease compared to the same month the previous year. The number of resident and nonresident travelers decreased by 19.0% and 20.7%, respectively. The Room Occupancy Rate in June 2024 was 35.5%, compared to a 44.1% of the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 27.2%, compared to a 33.0% of the same month the previous year.

Evolution of the Entertainment industry in Argentina

The first half of the fiscal year ended June 30, 2024 was characterized by volatility and uncertainty which are typically related to electoral processes, and the second half of the fiscal year ended June 30, 2024 was characterized by acceleration of inflation and an impact on economic activity. Both factors have affected the fair and entertainment business. Congress and convention activity has not yet recovered pre-pandemic levels, but there are prospects that Argentina will host important international conferences in the coming years.

The beginning of the fiscal year 2025 shows a slight recovery in the level of activity and a good flow of visitors, which enforce well perspectives for the entertainment segment as economic activity, directly related to the sector, begins to recover. We will continue working on the reduction and efficiency of the cost structure to sustain the profitability of the business and on a long-term strategic plan to cover more segments of the industry.

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

		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.3 – Scope of consolidation; “de facto control”
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 – Property, plant and equipment Note 12 – Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 9	Incorrect valuation of investment property values	Note 9 – Investment properties
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

The table below shows information about our regular directors and alternate directors:

Directors (1)	Date of Birth	Position in Cresud	Term Expires (2)	Date appointed to the current office	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/26	10/05/23	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/26	10/05/23	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/25	28/10/22	1994
Jorge O. Fernández	01/08/1939	Regular Director	06/30/24	10/21/21	2003
Fernando A. Elsztain	01/04/1961	Regular Director	06/30/25	10/28/22	2004
Mariana Renata Carmona	02/11/1961	Regular Director	06/30/26	10/05/23	2020
Alejandro G. Casaretto	10/15/1952	Regular Director	06/30/26	10/05/23	2008
Liliana Glikin	03/29/1953	Regular Director	06/30/24	10/28/22	2019
Alejandro Bartolome	12/09/1954	Regular Director	06/30/25	10/28/22	2019
Gabriela Macagni	01/13/1964	Regular Director	06/30/25	10/28/22	2020
Nicolás Bendersky	04/21/1983	Regular Director	06/30/24	10/28/22	2022
Enrique Antonini	03/16/1950	Regular Director	06/30/24	10/28/22	2022
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/26	10/05/23	2007
Ilan Elsztain	01/08/1992	Alternate Director	06/30/25	10/28/22	2020
Iair Elsztain	03/05/1995	Alternate Director	06/30/25	10/28/22	2020
Gabriel A.G. Reznik	11/18/1958	Alternate Director	06/30/24	10/21/21	2021
Pedro D. Labaqui Palacio	02/22/1943	Alternate Director	06/30/24	10/21/21	2021

_______________________

(1)

The business address of our management is Carlos Della Paolera 261, 9th Floor, (C1001ADA) Buenos Aires, Argentina. With the exception of Eduardo S. Elsztain and Saúl Zang, whose business address is Bolivar 108, 1st Floor, (C1066AAD) Buenos Aires, Argentina

(2)	Term expires at the annual ordinary shareholders’ meeting.

Liliana Glikin, Alejandro Bartolome, Graciela Macagni and Enrique Antonini, qualify as independent, in accordance with the CNV Rules.

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

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Eduardo S. Elsztain has been engaged in the real estate business for more than thirty years. He is the Chairman of the Board of Directors of IRSA, Banco Hipotecario, BACS Banco de Crédito & Securitización S.A., Futuros y Opciones.Com S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., Austral Gold Ltd. and Consultores Asset Management S.A., among other companies. He also Chairs Fundación IRSA, is a member of the World Economic Forum, the Council of the Americas, the Group of Fifty and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as Vice President of the World Jewish Congress.

Saúl Zang. Mr. Zang holds a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-Chairman I of IRSA, Consultores Asset Management S.A. and Fibesa S.A.U., among other companies, and he is Chairman at Puerto Retiro S.A. He is also director of Banco Hipotecario, BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A. and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Alejandro Gustavo Elsztain holds an agricultural engineer degree from the Universidad de Buenos Aires. He completed the Advanced Management Program at Harvard Business School. He is currently serving as Vice-President II of IRSA, President of Fibesa S.A.U. and Vice President of Futuros y Opciones.Com S.A. and Hoteles Argentinos S.A.U. He is also director of BrasilAgro, a Brazilian agricultural company, and Agrofy.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from Universidad de Buenos Aires. He has performed professional activities at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial institutions and associations.

Fernando Adrián Elsztain. Mr. Fernando Adrián Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is Chairman of the Board of Directors of Hoteles Argentinos S.A.U. and Nuevas Fronteras S.A. He is also a director of IRSA, Puerto Retiro S.A. and Llao Llao Resorts S.A.

Mariana R. Carmona. Ms. Carmona has a degree on Psychology from the Universidad de Buenos Aires. She is a founder and director of the Fundación Museo de los Niños and member of IWF Argentina. She is also the Vice President I of Consultores Asset Management S.A.

Alejandro Gustavo Casaretto. Mr. Casaretto obtained a degree in agricultural engineering from Universidad de Buenos Aires. He has served as our technical manager, farm manager, and technical coordinator since 1979. He joined as a member of the board of directors from 2008.

Liliana Irene Glikin. Ms. Glikin has obtained a law degree from the Universidad de Buenos Aires and a journalist degree from the Journalism School of the “Circulo de la Prensa”. She has been law professor at the Universidad de Buenos Aires. She is partner and legal advisor in “Stolkiner y Asociados” firm, and she is also partner of the law firm Glikin-Rapoport.

Alejandro Mario Bartolome. Mr. Bartolomé has a degree in agronomy from the Universidad de Buenos Aires and also has a Master of Science from the Reading University, England. He is an entrepreneur and producer of commodities, as well as grapes and wine producer in Mendoza, Argentina. He is co-founder and former director of GDM, former Don Mario, a leader company focus on vegetable genetics in the world. He has worked as production manager and CEO of the Company.

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

Nicolás Bendersky. Mr. Bendersky has a degree in Economics and a Master’s Degree in Finance from CEMA University. He began his career in 2001 in the Corporate Finance area of IRSA and CRESUD and between 2004 and 2014, he held various positions at Consultores Asset Management S.A. where he currently works as CIO. Between 2015 and 2021, he was part of the boards of numerous leading public and private companies in Israel and is currently a regular member of the Board of Banco Hipotecario, BACS and IRSA.

Enrique Antonini. Mr. Antonini is a lawyer, graduated with honors from the Law School of the University of Buenos Aires. He works as Director of Banco Mariva S.A. from 1991 to date. He is a Regular Director of the Buenos Aires Stock Exchange.

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business from the Universidad de Belgrano. He has also an MBA from Universidad del CEMA. He has been director for 36 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina. Currently he is vice-chairman of such company’s board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

Ilan Elsztain. Mr. Elsztain obtained a Bachelor’s degree in Economics from the University of Buenos Aires. For 5 years he worked in different group companies such as Avenida and Fibesa S.A. He is currently alternate director of Consultores Asset Management S.A., where he carries out research work. He is also director of BHN Seguros and BHN Sociedad de Inversión.

Iair Elsztain. Mr. Elsztain is currently working independently on real estate projects. Over the past two years, he has worked at various startups. He is a member of the Board of Directors and founder of Israel Startup Experience (ISE) (Israel Startup Experience), an experience for young people during 8 months in Israel and he is also alternate director in IRSA.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from Universidad de Buenos Aires. He worked for IRSA since 1992 until May 2005 at which time he resigned. He had formerly worked for an independent construction company in Argentina. He is an alternate director of IRSA.

Pedro Damaso Labaqui Palacio. Mr. Labaqui obtained a law degree from Universidad de Buenos Aires. Previously, he was a member of the Board of Directors of Bapro Medios de Pago S.A. and REM Sociedad de Bolsa S.A.

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

The following is a biographical description of each of our senior managers who are not directors:

Matías Iván Gaivironsky. Mr. Matías Gaivironsky holds a degree in business administration from Universidad de Buenos Aires and a master’s degree in finance from Universidad del CEMA. Since 1997 he has served in various positions at IRSA Commercial Properties, IRSA, CRESUD and in 2009 he was appointed CFO of Tarshop. Since 2011, he serves as Chief Administrative and Financial Officer of IRSA and CRESUD. Mr. Gaivironsky is also director of Banco Hipotecario and BrasilAgro.

Diego Chillado Biaus. Mr. Diego Chillado Biaus obtained a degree in Administration and Agricultural Economics from Universidad de Buenos Aires. He has a master’s degree in Agribusiness from Universidad Austral. He joined the company in 2005 and has served in several positions in the commercial area. Since 2019, he has served as the Commercial Manager of the Company and is a member of the Board of Directors of Futuros y Opciones.Com S.A.

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

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich holds an accounting degree from the Universidad de Buenos Aires. He is a founding member and partner of NEXIA Abelovich, Polano & Asociados S.R.L., firm of Accountants member of Nexia International, a global network of accounting and consulting firms. Mr. Abelovich participates, among others, in the Supervisory Committees of IRSA, Pampa Energía S.A., and Banco Hipotecario.

Marcelo Héctor Fuxman. Mr. Fuxman holds an accounting degree from the Universidad de Buenos Aires. He is a partner of NEXIA Abelovich, Polano & Asociados S.R.L., firm of Accountants member of Nexia International, a global network of accounting and consulting firms. He is also a member of the Supervisory Committees of IRSA, Inversora Bolívar S.A. and Banco Hipotecario, among other companies.

Noemí Ivonne Cohn. Ms. Cohn holds an accounting degree from the Universidad de Buenos Aires. She is a partner at NEXIA Abelovich, Polano & Asociados S.R.L., firm of Accountants member of Nexia International, a global network of accounting and consulting firms. Ms. Cohn worked in the audit area of Harteneck, Lopez y Cía., Coopers & Lybrand in Argentina and Los Angeles, California. She is also a member of the Supervisory Committees of IRSA, Futuros y Opciones.com S.A. and Panamerican Mall S.A., among other companies.

Roberto Daniel Murmis. Mr. Murmis holds accounting and law degrees from the Universidad de Buenos Aires. He is a partner at NEXIA Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is a member of the Tax Affairs Commission and of the General Council of the Argentine Chamber of Commerce. He formerly served as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Mr. Murmis also is alternate member of the supervisory committees of IRSA, Futuros y Opciones.com S.A. and Arcos del Gourmet S.A., among other companies.

Cynthia Deokmelian. Mrs Deokmellian obtained a degree in accounting from Universidad de Buenos Aires. She is partner at NEXIA Abelovich, Polano y Asociados S.R.L., an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. Previously, he was Senior Manager in the audit department of KPMG in Argentina. Furthermore, she is a member of the Supervisory Committees of IRSA, Futuros y Opciones.Com and FyO Acopio S.A., among other companies.

Paula Sotelo. Ms. Sotelo holds an accounting degree from Universidad de Buenos Aires. She is partner of NEXIA Abelovich, Polano y Asociados S.R.L., an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. Previously, she was Senior Manager in the audit area of KPMG Argentina and also worked in the professional practice department at KPMG New York. She is a member of the Supervisory Committees of IRSA, Hoteles Argentinos S.A.U, Futuros y Opciones.Com S.A. and FyO Acopio S.A., among others.

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

The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	effectiveness and efficiency of operations;

•	reliability of financial reporting;

•	compliance with applicable laws and regulations Based on the above, the Company’s internal control system involves all levels of the company actively involved in exercising control;

•	the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

•	the management of each area is responsible for internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the area and, therefore, those of the entity as a whole; and

•	the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

Audit Committee

In accordance with the CML and the CNV Rules, our board of directors has established an audit committee which focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, supervise the operation of the internal control systems and the administrative-accounting system, supervise the application of the policies regarding information on the company’s risk management, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of audit duties both by our internal audit and our external auditors and issue a well-founded opinion regarding transactions with related parties in the cases established by this law. These responsibilities are meant to comply with the duties assigned by Law 26.831, the Technical CNV Rules, and other applicable laws.

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

This compensation approved by the annual ordinary shareholders’ meeting pertains to the Company’s individual board and does not consider inflation adjustment. For accounting purposes, the consolidated compensation for the Board of Directors accrued during the fiscal year ended June 30, 2024 and 2023 was ARS 16,427 million and ARS 38,090 million, respectively.

For more information, please see “Recent Developments - General Ordinary and Extraordinary Shareholders’ Meeting”.

Compensation of Supervisory Committee

Our shareholders’ meeting held on October 5, 2023 further approved by majority vote a compensation for an aggregate amount of ARS 8.5 million to our Supervisory Committee for the fiscal year ended June 30, 2023.

For more information, please see “Recent Developments - General Ordinary and Extraordinary Shareholders’ Meeting”.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation paid to our senior management of the urban properties and investment business and the Agricultural Business for the fiscal year ended June 30, 2024, was ARS 190.4 million.

Compensation of the Audit Committee

The members of our Audit Committee do not receive any additional compensation other than that received for their services as members of our board of directors.

Compensation Plan for Executive Management

Since 2006, we have developed a capitalization program through contributions made by employees and the Company. The participation and contributions to the plan are voluntary. Once the beneficiary has accepted, they can make monthly contributions of up to 2.5% of their salary, and the Company’s contribution will be equivalent to the amount contributed by the beneficiary. Employee contributions are transferred to a mutual fund and Company’s contributions are held in a trust. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Participants will have access to 100% of the plan benefits (including the Company’s contributions) in the following cases:

1.	ordinary retirement in accordance with applicable labor regulations;

2.	total or permanent incapacity or disability; or

3.	death.

In the case of resignation or unjustified dismissal, the beneficiary will obtain the amounts resulting from the Company’s contributions only if they have participated in the plan for at least five years, subject to certain conditions. In the case that the conditions are not met, the contributed funds remain at the participant’s disposal.

Contribution expense was ARS 1,949 million and ARS 1,639 million for the fiscal years ended June 30, 2024 and 2023, respectively.

On July 1, 2023, a new incentive program came into effect aimed for key leadership positions. This program includes an extraordinary monetary sum to be paid three years from the start of the plan, , subject to the fulfillment of pre-established operational and business growth goals.

Incentive Program

The Company developed a stock incentive plan between 2011 and 2014, which was approved by the CNV in accordance with the new Capital Markets Law. The beneficiaries under the Executive Plan were invited to participate by our Board of Directors, and their decision access the plan was voluntary. The Company’s share-based contributions were calculated based on their annual bonus for those years.

In the future, participants will have access to 100% of the benefit (the CRESUD shares contributed by the Company) in the following cases:

•	if an employee resigns or is dismissed without cause, will be entitled to the benefit only if 5 years have elapsed since the moment of each contribution;

•	total or permanent disability; or

•	death.

While participants are part of the program and until the aforementioned conditions are met to receive the shares corresponding to the contributions based on the 2011 to 2013 bonus, participants will receive the economic rights corresponding to the shares assigned to them. In case that the conditions are not met, the contributed funds remain at the participant’s disposal.

Additionally, the Company has decided to grant a bonus in shares to all the personnel with more than two years of service and who do not participate in the program described above. This bonus consisted of a number of shares equivalent to their compensation for June 2014.

The shares allocated to the Executive Plan by the Company are shares acquired in 2009, which the Shareholders’ Meeting held on October 31, 2011, has specifically decided to allocate to this program.

For more information see “Recent Developments – General Ordinary and Extraordinary Shareholders’ Meeting.”

Employee long-term incentive - Brasilagro

On October 2, 2017, the General Shareholders’ Meeting approved the creation of the Long-Term Share-Based Incentive Plan (“ILPA Plan”), a compensation program in which participants are entitled to receive a number of issued shares by the company if the objectives defined in the agreement are achieved. The ILPA Plan was divided into 3 programs and requires beneficiaries to remain with the Company for a specified period (consolidation period), in addition to having cumulative key performance indicators (“KPls”) that can define, increase or decrease the number of actions, classifying the result according to the 3 categories that make up the plan. The first compensation program (“ILPA 1”) was approved by the Board of Directors on June 18, 2018, and ended during the year June 30, 2021. The accumulated expenses of the plan reached ARS 431 million with compensation and ARS 301 million in charges.

On May 6, 2021, the Board of Directors approved the terms of the second share-based compensation program (“ILPA 2”), giving continuity to the ILPA Plan, establishing the characteristics and general rules of the new plan, such as a maximum number of shares and the list of eligible employees, appointed by a designated committee and approved by the Board. The structure of the 2nd program is maintained in accordance with the basic guidelines of the ILPA Plan, which basically include the permanence of employees during the accrual period and the achievement of KPIs accumulated between 1 July 2020 and June 30, 2024 (consolidation period).

As of June 30, 2024, ILPA 2 expenses totaled ARS 311 million.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management.”

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment, other than those described under the following sections: (i) “Item 6 Directors, Senior Management and Employees – B. Compensation – Capitalization Plan” and (ii) “Item 6 Directors, Senior Management and Employees – B. Compensation – Long Term Incentive Program”.

D. Employees

As of June 30, 2024, we had 2,867 employees.

As of such date, we had 693 employees in our Agricultural Business in Argentina, including Cresud employees and FyO but not those of Agro-Uranga S.A. Approximately 25% are under collective labor agreements.

We employ 460 people in our International Agricultural businesses, composed of 412 employees of BrasilAgro, 32 employees in the companies located in Paraguay and 16 employees in the companies located in Bolivia.

Our Shopping Malls, Offices, Sales and Developments and Other businesses had 693 employees with 270 represented by the Union of Commerce Employees (Sindicato de Empleados de Comercio). Our Hotels segment had 708 employees with 584 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows the number of employees in the Company’s various businesses as of the dates mentioned below:

		Urban Business
	Agricultural Business(1)	Shopping Malls, Offices, Sales and Developments and Other Business	Hotels(2)	Shared Service Center	Corporate Areas	Total
June 30, 2022	1,053	656	750	212	84	2,706
June 30, 2023	1,152	667	622	235	84	2,760
June 30, 2024	1,153	693	708	229	84	2,867

_______________________

(1)	Agricultural Business includes CRESUD, FyO, BrasilAgro, Acres and Palmeiras.
(2)	Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2024:

Name	Position	Number of Shares (2)	Percentage	Number of Warrants (3)	Percentage Fully Diluted
Directors			%		%
Eduardo Sergio Elsztain (1)	Chairman	230,771,688	38.7	35,138,100	39
Saúl Zang	First vice-chairman	7,216,892	1.2	2,092,830	1.4
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	13,861,870	2.3	3,468,205	2.6
Jorge Oscar Fernández	Director	282,677	0	—	0
Fernando Adrián Elsztain	Director	367,741	0,1	606,061	0.2
Mariana Carmona	Director	—	—	—	—
Alejandro Gustavo Casaretto	Director	344,397	0.1	49,874	0.1
Liliana Rene Glikin	Director	—	—	—	—
Alejandro Mario Bartolome	Director	—	—	—	—
Gabriela Macagni	Director	—	—	—	—
Nicolas Bendersky	Director	192,798	0	28,410	0
Enrique Antonini	Director	—	—	—	—
Eduardo Ohan Kalpakian	Alternate Director	—	—	—	—
Ilan Elsztain	Alternate Director	14,610	0	7,388	0
Iair Elsztain	Alternate Director	10,412	0	2,098	0
Gabriel A. G. Reznik	Alternate Director	—	—	—	—
Pedro Damaso Labaqui Palacio	Alternate Director	—	—	—	—

Senior Management
Matias Gaivironsky	Chief Financial and Administrative Officer	342,123	0.1	226,632	0.1
Diego Chillado Biaus	General Manager of Argentina’s Operations	72,069	0	101,497	0

Supervisory Committee
José Daniel Abelovich	Member	—	—	—	—
Marcelo Héctor Fuxman	Member	—	—	—	—
Noemí Ivonne Cohn	Member	—	—	—	—
Roberto Daniel Murmis	Alternate member	—	—	—	—
Cynthia Deokmelian	Alternate member	—	—	—	—
Paula Sotelo	Alternate member	—	—	—	—

__________________

(1)

Includes (i) 141,979,750 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,131 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (iii) 6 common shares owned by Consultores Asset Management S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and (iv) 88,790,801 common shares directly owned by Mr. Eduardo S. Elsztain.

(2)	As of June 30, 2024, the outstanding shares were 596,355,320 and we own 1,964,563 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.
(3)

In March 2021, 90 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2024, the outstanding warrants were 85,998,622, and as a subsequent event, on October 2, 2024, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased to 84,261,280, for more information, see “Recent Developments – Exercise of Warrants”. On May 15, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and shares distributed to the shareholders on May 14, 2024, being the current Ratio of 1.3146 shares per option and a price of USD 0.4303 per share.

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

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

	Share Ownership as of June 30, 2024
Shareholder	Number of Shares	Percentage (4)	Number of Warrants	Percentage Fully Diluted (5)
		%		%
Eduardo Sergio Elsztain (1)(2)	230,771,688	38.7	35,138,100	39.0
Directors and officers (3)	22,705,589	3.8	6,582,995	4.4
ANSES	24,124,873	4.0	3,617,316	4.1
Others	318,753,170	53.5	40,660,211	52.5
Total	596,355,320	100.0	85,998,622	100.0

____________________

(1)

Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.

(2)

As a result, Mr. Elsztain may be deemed beneficial owner of 38.7% of our total shares, which includes (i) 141,979,750 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,131 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (iii) 6 common shares owned by Consultores Asset Management S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and (iv) 88,790,801 common shares directly owned by Mr. Eduardo S. Elsztain.

(3)	Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.
(4)	As of June 30, 2024, the outstanding shares were 596,355,320 and we own 1,964,563 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.
(5)

In March 2021, 90 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2024, the outstanding warrants were 85,998,622, and as a subsequent event, on October 2, 2024, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased to 84,261,280, for more information, see “Recent Developments – Exercise of Warrants”. On May 15, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and shares distributed to the shareholders on May 14, 2024, being the current Ratio of 1.3146 shares per option and a price of USD 0.4303 per share.

	As of June 30,
	2024	2023	2022	2021	2020
	% (4)
Eduardo S. Elsztain(1)(2)	38.7	38.5	36.6	36.5	36.9
Directors and officers(3)	3.8	3.8	3.7	3.4	3.2
ANSES	4.0	4.0	4.0	4.0	3.8
Others	53.5	53.7	55.7	56.1	56.1
Total	100.0	100.0	100.0	100.0	100.0

(1)

Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.

(2)

As a result, Mr. Elsztain may be deemed beneficial owner of 38.7% of our total shares, which includes (i) 141,979,750 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,131 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (iii) 6 common shares owned by Consultores Asset Management S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and (iv) 88,790,801 common shares directly owned by Mr. Eduardo S. Elsztain.

(3)	Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.
(4)	As of June 30, 2024, the outstanding shares were 596,355,320 and we own 1,964,563 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2024, our total issued and outstanding capital stock outstanding consisted of 596,355,320 common shares. As of June 30, 2024, there were approximately 46,683,023 American Depositary Shares (representing 466,830,230 of our common shares, or 78.3% of all our outstanding shares held) in the United States by approximately 36 registered holders of American Depositary Shares.

As of June 30, 2024, our directors and senior officers controlled, directly or indirectly, approximately 42.5% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

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

On May 15, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and shares distributed to the shareholders on May 14, 2024, being the current Ratio of 1.3146 shares per option and a price of USD 0.4303 per share.

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

Offices and Shopping Mall Leases

We rented office space for our executive offices located at the Della Paolera tower at Della Paolera 261, floor 9th, City of Buenos Aires, Argentine which IRSA has owned, and which was sold to a non-related party. We also rented an office space that IRSA owns at the Abasto Shopping Mall.

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

Del Plata Building Trust

On November 10, 2023, IRSA entered into a trust agreement at cost for a project development and construction of a residential building, stores (gastronomic use) and complementary parking spaces. For more information, see “ITEM 4. Information on the Company — B. Business Overview — Others — Del Plata Building Trust.” TMF Trust Company (Argentina) S.A. acts as trustee under the trust agreement.

Cresud, a company indirectly controlled by Eduardo Sergio Elsztain and chairman of Cresud and IRSA, acts as money trustor. In addition, Cresud, IRSA and Banco Hipotecario act as beneficiaries of the trust. The trust agreement involves the contribution of a building owned by Banco Hipotecario.

The execution of this trust agreement has been approved by the Board of Directors of the Company, with no objections from the Audit Committee under Section 72 and following of CML.

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

On October 31, 1997, IRSA entered into an agreement with Fundación IRSA, whereby 3,800 square meters of the developed area at Abasto Shopping Mall was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free cost all the rights of use over such space and its respective obligations to Fundación Museo de los Niños.

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

Operations with IFISA

On November 10, 2021, we inform that the Board of Directors has approved the extension for a term of one year and consecutive extensions of the loan granted by Cresud to IFISA, a company controlled by Mr. Eduardo Sergio Elsztain, president of the Company, for the amount of 3,235,000 IRSA GDSs at a rate of 1%. Cresud maintains the economic and political rights on IRSA’s GDSs.

On March 23, 2023, we informed that the Board of Directors has approved a loan granted by Cresud to IFISA, a company controlled by Mr. Eduardo Sergio Elsztain, president of the Company, for the amount of 1,500,000 IRSA GDSs at a rate of 1% of the IRSA GDS price on the last business day of the immediately preceding month. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with shares of equivalent value.

In January 2024, the loan agreements were fully cancelled.

The Audit Committee was consulted under the terms of Chapter III of the CNV Rules, as well as articles 72 and 110 inc. h) of Section IV of CML, and after analyzing the feasibility of the transactions, has issued a favorable opinion in this regard.

Purchase of financial assets

We usually invest excess cash in instruments that may include those issued by related companies, acquired at issuance, or from unrelated third parties in secondary market transactions.

Investment in Dolphin Real Assets Fund SPC Ltd.

On August 31, 2021, Torodur S.A., an Uruguayan company wholly owned by IRSA, entered into a subscription agreement with Dolphin Fund Ltd., an investment fund, incorporated under the laws of Bermuda, controlled through equity shares by Tyrus S.A., an Uruguayan company wholly owned by IRSA and whose administrator is Consultores Venture Capital Uruguay S.A., an Uruguayan company indirectly controlled by Mr. Eduardo Elsztain, through the subscription of Class C Participating Shares of face value USD 0.01. Subsequently, on October 3, 2022, Dolphin Fund Ltd.’s investors, including Torodur S.A., contributed their holdings in said fund to Dolphin Real Assets Fund SPC Ltd., a fund established under the laws of British Virgin Islands in March 2022, whose administrator is Dolphin Manager Corp., a corporation also constituted under the laws of British Virgin Islands, which is controlled by Messrs. Eduardo Sergio Elsztain and Saúl Zang (85% and 15%, respectively), subscribing 164,478 participating shares issued by the portfolio named Argentina MMXXII, belonging to the mentioned fund which also has another portfolios.

Legal Services

We receive legal services from ZBV Abogados, a law firm composed of partners who were part of Estudio Zang, Bergel & Viñes, of which Saúl Zang was a founding partner. Mr. Zang is a member of our Board of Directors and those of certain related companies. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

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

Under the Consulting Agreement, we pay Consultores Asset Management for its services, an annual fee equal to 10% of our annual after-tax net income. During the fiscal years 2024, 2023 and 2022 were recognized ARS 7,866 million, ARS 17,683 million and ARS 33,388 million, respectively.

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

Loan between Tyrus S.A. and Yad Leviim Ltd.

On May 3, 2024, an extension was reported for a period of 3 years, of a loan granted by Tyrus S.A., a company wholly owned by IRSA, to Yad Leviim Ltd., in a principal amount of USD 16,2 million at a rate interest of 7% per year from March 23, 2024. Yad Leviim Ltd. is a company controlled by Eduardo Elsztain.

For further information regarding related party transactions see Note 32 to our Audited Consolidated Financial Statements.

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

In December 2017, the first instance judgment was rendered, pursuant to which, Cresud was sentenced to pay damages to the plaintiff. Notwithstanding, the amount of the damages will be determined at the time of execution of such ruling. On April 4, 2018, the court granted us an appeal. In June 2020 the appeal filed by the company was rejected and from which the following grounds arise 1. That the damaging event was caused by the risk or vice of the thing in light by virtue of the provisions of Section 113 of the previous CC, considering that the risky activity was proven as the creator of the damage, understanding that the risk itself determines the responsibility and with it the danger of generating fire in the field that in his opinion was proven and originated in Tai Sumaj. 2. That the determination of the amount of damage requires an evidentiary point of view, therefore, it is understood that it must be determined at the execution stage, rejecting the appeal of the opponent in this regard. 3. Granted de appeal of the plaintiff in relation to the active rate for the use of justice from the date of the harmful event to the effective payment, being that the judge of 1st instance had set from the date of the sentence to the effective payment.

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

On December 27, 2018, an action for cancellation was filed against the judgment that ordered the confiscation of the property named “Planta 1.” On March 1, 2019 we were notified of the “in limine” rejection of the action for cancellation filed. Subsequently, on March 8, 2019, a motion for restitution was filed against said resolution. On March 19, 2019, we were notified of the Court’s decision that rejected the replacement and declared the appeal filed in a subsidiary inadmissible. On March 22, 2019, a complaint was filed for appeal denied (before the Federal Criminal Cassation Chamber), the caul was granted, which is why the appeal filed is currently pending. In that sense, in April the appeal was maintained and subsequently, its foundations were expanded.

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

La Rural S.A.

In December 2012, the Argentine Government issued Decree No. 2552/12, which annulled a decree from 1991 that approved the sale of the Predio Ferial de Palermo to the Sociedad Rural Argentina (“SRA”) and revoked the corresponding sale agreement. On March 21, 2012, the Argentine Government notified the SRA of the new decree and instructed that the property be returned to the Argentine Government within 30 calendar days.

The Federal Civil and Commercial Court, upon request of the SRA, issued a precautionary measure suspending the enforcement of Decree No. 2552/12, as well as all actions taken in its consequence, including the Administración de Bienes del Estado (“AABE’s”) demand to deliver possession of the property.

On June 1, 2015, the first instance ruling in case No. 4573/2012 “SOCIEDAD RURAL ARGENTINA v. NATIONAL STATE - EXECUTIVE BRANCH on DECLARATORY ACTION” ordered the lifting of the precautionary measure that suspended the effects of Decree No. 2552/12. The SRA filed an appeal against this ruling. The Chamber II of the National Court of Appeals in Civil and Commercial Matters overturned the appealed ruling, thereby reinstating the precautionary measure ordered on January 4, 2013, which remains in effect to this day.

On March 11, 2016, La Rural S.A. was summoned as a third party in the aforementioned case, and responded to this summons on April 6, 2016. On April 21, 2016, the Argentine Government appeared in the case. At its request, a precautionary measure was issued to record the ongoing litigation regarding the properties identified in the proceeding. IRSA has not been formally notified nor is it involved in the judicial actions initiated by the SRA.

Following several procedural developments, on October 5, 2017, the Federal Criminal Court No. 2 requested the submission of records in the context of the case: “Menem, Carlos Saúl and others on charges under Section 261, first paragraph of the Criminal Code.” On March 27, 2018, the Oral Court sentenced various officials, including former President Carlos S. Menem and former Minister Domingo F. Cavallo, as necessary accomplices to the crime of embezzlement. Additionally, it acquitted the indicted officials of the SRA and rejected the AABE’s request for the restitution of the property, leaving the decision on that matter to the intervening Civil and Commercial Federal Court.

On May 11, 2022, once the case returned to the Federal Civil and Commercial Court, the evidentiary phase was initiated. As of June 30, 2024, the case remains in the evidentiary stage.

Given the characteristics of the conflict, as publicly disclosed, we estimate that if Decree No. 2552/12 was declared unconstitutional, such a decree would have no legal effect on EHSA or on IRSA’s acquisition of its stake in Entratainment Holding S.A. (“EHSA”) However, if the contrary were to happen, i.e., the judicial annulment of Decree No. 2699/91, this could have a tangible impact on the acquired assets. In this scenario, the judicial decision could result in the nullification of the sale of the property by the SRA and the nullification of all acts carried out by the SRA concerning the property, including the right of use currently held by the entity in which EHSA presently holds, indirectly, an equity interest through vehicles.

As of the date of issuance of this Annual Report, there is no evidence or information suggesting that the Company would have to return the property currently operated by La Rural S.A., and it continues its business operations as usual. However, this estimate could change depending on the legal proceedings’ progress, which the Company will continue to monitor.

Arcos del Gourmet

IRSA has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and is currently operating normally. Notwithstanding, the plaintiff appealed before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Superior Court ordered the Appeals Court to review the case on certain grounds. The Appeals Court rendered a new sentence on February 14, 2019. This new sentence rules that Arcos del Gourmet has to yield a portion of land to build a green park. Arcos del Gourmet filed an appeal before the Superior Court. This appeal has been decided and Arcos del Gourmet filed an appeal for appeal denied. On April 22, 2022, IRSA was notified of the ruling issued by the Superior Court of Justice of the City of Buenos Aires (TSJ) in the case “Arcos del Gourmet SA s/ complaint for appeal of unconstitutionality denied in the Federation of Commerce and Industry of the City of Buenos Aires (FECOBA) and others c/GCBA and others s/ amparo” (QTS 16501/2019-0) by which it was resolved to partially uphold the appeal of unconstitutionality filed by Arcos del Gourmet S.A. against the judgment issued by the Court of Appeals in the CAyTRC Chamber III (the “Chamber”) issued on February 14, 2019, action 11587856/2018. Through its ruling, the TSJ ruled that the demolition of the works carried out on the Property where the “Arcos District” Shopping Center is currently located was not appropriate, and instead the Company should assign to the City a portion of land, in accordance with the provisions of Section 3.1.2 of the CPU, to be reserved for public use and utility, with unrestricted access and destined ‘specially and preferably to the generation of new landscaped green spaces. This area may come totally or partially from the property in which the shopping center is in operation or, where appropriate, from land surrounding the area. In the event that the company could not allocate the entire fraction of land, it should pay, after obtaining an expert opinion, an amount of money to allow the GCBA to obtain a property destined for said public use. Our legal advisors are analyzing the procedural steps to follow.

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

In addition, we note that Playas Ferroviarias de Buenos Aires S.A.  (a government owned corporation to which the property of the land in which the shopping center was transferred) filed an eviction proceeding against Arcos del Gourmet S.A. before the Federal Contentious Administrative Courts located in the City of Buenos Aires. On May 11, 2022, the Trial Court decided the eviction of Arcos del Gourmet S.A. from the property where the shopping mall operates and, in turn, ordered Playas Ferroviarias de Buenos Aires S.A. to take steps to guarantee the continuity of the commercial activities of the occupants (tenants). This decision was appealed but on September 19, 2023, the Court of Appeals – Chamber V confirmed it. Subsequently, on October 4, 2023, Arcos del Gourmet S.A. filed a certiorari equivalent remedy (Recurso Extraordinario Federal) in order to have the lower courts’ decision reversed by the Supreme Court of Justice on several constitutional grounds. Following the rejection of the appeal by the Chamber, on March 22, 2024, a petition for review was filed directly with the Supreme Court of Justice of Argentina due to the denial of the federal extraordinary appeal. The case is still pending final resolution.

Caballito

On December 23, 2019, IRSA CP, IRSA’s former subsidiary, transferred to an unrelated third-party Parcel 1 of the land reserve located at Av. Avellaneda y Olegario Andrade 367 in the neighborhood of Caballito in the City of Buenos Aires.

The consideration is guaranteed by a mortgage on plot 1 and building 1 and the buyer has the option to acquire plot 2 of the same property until August 31, 2020 and plots 3 and 4 until March 31, 2021, subject to certain conditions precedent. On July 20, 2020 IRSA CP, IRSA’s former subsidiary, was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called –Caballito Chico– located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The GCBA appealed the measure by filing a Constitutional Challenge that was denied, filling a complaint appeal, in October 2021. Regarding the main proceeding, it is in process of trial. As of the date hereof, the file is in the evidentiary stage.

Ramblas del Plata – formerly Costa Urbana – Costanera Sur – Convenio Urbanístico.

On October 29, 2021, a notification was received in relation to a collective legal protection action, requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the processing of Bill 1831 - J 2021 (Trial Court of Administrative and Tax Law No. 10, Sec. 19 – Cause “Civil Association Observatory of the Right to City and others against GCBA and others on Protection Action (Amparo) – Others” - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the lawsuit on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the protection action (amparo). On March 15, 2022, IRSA as well as the GCBA -codefendant in the case- appealed the ruling. On March 17, 2022, the court granted the appeals with suspensive effect of the contested sentence (in accordance with the provisions of Law No. 2145). On March 7, 2023, Section IV of the Court of Appeals on Contentious-Administrative, Tax and Consumer Relations matters ruled in favor of IRSA and the GCBA completely dismissing the complaint.

On October 18, 2023, IRSA received a new notice of another collective protection action (amparo) related to the property identified as Ex Ciudad Deportiva Boca (Costa Urbana), seeking the cancellation of the public hearing prescribed by Section 63 of the Constitution of the City of Buenos Aires in relation to the consideration of Bill 1831 - J 2021. The complaint was duly answered. On February 26, 2024, a first-instance judgment was issued, fully dismissing the complaint, which became final as it was not appealed by the plaintiffs.

Central Bank Proceeding

The proceeding initiated by the Central Bank against IRSA and its directors is essentially based on the view that IRSA carried out a sale transaction of securities settled in foreign currency (commonly known as a Dollar Cable purchase). IRSA and its directors presented their defense to the Central Bank on September 6, 2023, arguing that the proceeding lacked legal grounds since the transaction was a purchase (and not a sale) with settlement in foreign currency, a type of transaction not included in the sworn statement submitted by IRSA to access the MULC in accordance with applicable regulations. On June 25, 2024, through RESOL-2024-168-E-GDEBCRA-SAFYC#BCRA, the Central Bank dismissed the charges against IRSA and its directors.

Legal proceedings in Israel

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

As of June 30, 2024, IRSA no longer owns any capital stock of IDBD while we have an investment in DIC that amounts to 1.2 million of shares.

Litigation filed by IDBD against Dolphin B.V. and IRSA

On September 21, 2020, a claim was filed by IDBD against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA to the District Court in Tel- Aviv Jaffa (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 70 million, claiming that Dolphin BV and IRSA breached a purported legally binding commitment to transfer to IDBD in an installment of NIS 140 million on September 2, 2020.

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

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million. According to purported claim, the defendants allegedly breached their legally binding commitment given to IDBD on August 29, 2019 to transfer to IDBD a total amount of 210 million NIS in 3 equal installments of NIS 70 million each: the first installment, on September 2, 2019; the second installment, on September 2, 2020 and the third installment, on September 2, 2021. The claim regard to the second and third installments. The claim also includes a sum of 3,299,433 NIS for the interest and linkage differences since the date of the alleged breach until the date the claim was filed, and a request to add to the total sum of the claim interest and linkage differences until the day of the verdict. In addition, the claim includes a request to charge the defendants with the legal fees and costs of the claimant.

On January 30, 2023, and on February 7, 2023, the court issued a ruling allowing IDBD to serve the claim to the defendants out of jurisdiction and allowed Dolphin BV and IRSA to challenge the service and jurisdiction of the Israeli court by May 9, 2023. Therefore, Dolphin BV and IRSA submitted a motion to challenge the service, the jurisdiction of the Israeli Court, and the applicable law.

On July 3, 2023, after a hearing held in the matter, the court ruled that the Israeli court has jurisdiction over IRSA and Dolphin, and ordered Dolphin B.V. and IRSA to submit their defense statements by October 1, 2023.

Appeals filed by IRSA with the district court and to the supreme court, regarding the aspects concerning Israeli jurisdiction over IRSA and service to IRSA, were dismissed.

On September 14, 2023, IDBD filed a motion for a “Mareva” type interim injunction limited to the sum of 144M NIS (“the Interim Injunction”). The respondents submitted their response to the Interim Injunction on October 24, 2023, and IDBD submitted their response on December 10, 2023. A hearing in the matter was held on December 19, 2023. According to the court’s recommendation during the hearing, the parties reached understandings that will dismiss the Interim Injunction if IRSA provides a commitment to have a minimal surplus of assets or cash, at any time, in net worth of NIS 80 million (free from any third-party rights), as long as the claim against IRSA is ongoing. Such a commitment was given by IRSA and received the court’s approval on January 17, 2024. Therefore, the Interim Injunction was dismissed.

The defendants (IRSA and Dolphin BV) submitted their defense statement on December 29, 2023, which includes several defense arguments. Inter alia, the defendants argue that Dolphin’s BV commitment includes unequivocal and clear, terminating condition stating that the obligation of Dolphin BV will automatically expire with respect to all payments that have not yet been transferred to IDBD at the time the terminating condition is met. The undisputed sequence of events necessitates the conclusion that termination condition was met in relation to the second and third payment. In any case, there is no cause of action against IRSA, in the absence of direct rivalry between IRSA and IDBD. IDBD filed its reply to the statement of defense by January 28, 2024.

A pre-trial hearing was held on June 16, 2024, during which the court ordered the parties to complete the preliminary discovery proceedings. As of the date of this Annual Report, the parties are currently conducting preliminary discovery proceedings.

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

On June 14, 2022, the court approved the settlement agreed by the Parties, pursuant to which the applicant would be submitting his closing arguments no later than November 1, 2022, with the respondents submitting their closing arguments no later than February 28, 2023. The applicant submitted his response to our closing arguments on September 5, 2023. As of the date of this Annual Report request for filing a class action was rejected with each party bearing its own costs.

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

On December 20, 2023, the parties submitted a joint request for the applicant's withdrawal from the proceeding (the "Withdrawal Request"). As part of the Withdrawal Request, the court was asked to approve the parties' agreement that the applicant would withdraw from the proceeding, that the request for certification of the case as a class action would be dismissed, that the applicant's personal claim would be rejected, and that he would commit not to file any further proceedings on the matter. As part of the request, the parties agreed to recommend that the court approve reimbursement of expenses to the applicant in the amount of 150,000 ILS. The Withdrawal Request emphasized that the respondents were willing to pay this amount to cover the applicant's expenses to avoid the legal costs involved in continuing the proceedings, despite their assessment that the request for approval of a class action would be denied, and that the Withdrawal Request does not admit to any of the applicant's claims or allegations.

After receiving the stance of the professional bodies in the Ministry of Justice and the Israel Securities Authority regarding the Withdrawal Request, on June 23, 2024, Judge S. Yaakobi issued a ruling approving the Withdrawal Request. The ruling stated that, based on the submissions and evidence presented, the applicant would not have been able to prove his claims in the proceeding, and therefore there is no concern that the withdrawal is based on irrelevant considerations. Furthermore, the court approved the reimbursement of the applicant's expenses in the proceeding in the amount of only 92,000 New Israeli Shekel.

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

According to the CNV Rules, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

The following table sets forth the total and per share amounts paid as dividends on each fully paid‑in share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment and refers to our unconsolidated dividends. See “Item 3. Key Information—A1. Local Exchange Market and Exchange Rates.”

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2024	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2024	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in million of ARS )	(ARS )	(in million of ARS )	(ARS )
2019	—	—	—	—
2020	—	—	—	—
2021	—	—	—	—
2022	—	—	—	—
2023 (2)	64,045	110.71	12,600	21.81
2024 (3) (4)	96,196	163.10	52,000	87.98

_______________________

(1)	The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to revision.
(2)	Includes cash dividends paid on: (i) November 11, 2022, for a total amount of ARS 3,100 million or ARS 5.29 per share, and (ii) May 8, 2023, for a total amount of ARS 9,500 million or ARS 16.52 per share (stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting).
(3)	Includes cash dividends paid on: (i) October 12, 2023, for a total amount of ARS 22,000 million or ARS 37.44 per share, and (ii) May 14, 2024, for a total amount of ARS 30,000 million or ARS 50.55 per share (stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting).
(4)	Additionally, a dividend in kind paid in IRSA shares. Dividend per share: 0.03759065836 IRSA shares per CRESUD share.

For more information see: “Recent Developments—General Ordinary and Extraordinary Shareholders’ Meeting”.

B. Significant changes

For information about significant changes see, “Recent Developments- General Ordinary and Extraordinary Shareholders’ Meeting”.

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

The exercise price of the warrants was USD 0.566. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year (provided that dates are business days in the city of New York and in the City of Buenos Aires) until their expiration 5 years from the date of issue. The warrants are available for trading on NASDAQ and ByMA under the tickers CRESW and CRE3W, respectively. On May 15, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and shares distributed to the shareholders on May 14, 2024, being the current Ratio of 1.3146 shares per option and a price of USD 0.4303 per share.

As of June 30, 2024, the capital stock of the Company was 596,355,320 common shares and the outstanding warrants were 85,998,622. On October 2, 2024, we informed that between September 17, 2024, and September 25, 2024, certain holders of warrants had exercised their right to acquire additional shares of the Company. As a result, 1,737,342 options were exercised, which resulted in 2,283,822 common shares of the Company being issued. After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 596,355,320 to 598,639,142, and the number of outstanding warrants decreased from 85,998,622 to 84,261,280. For more information see “Recent Developments – Exercise of Warrants.”

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2024, there were approximately 64,489 holders of our common shares.

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

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to its assets, operating history and management. Only securities offerings approved by the CNV may be listed on a stock exchange. However, CNV approval does not imply certification as to the quality of the securities or the solvency of the issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements prepared in accordance with IFRS Accounting Standards, as issued by the IASB (excluding financial institutions under the supervision of the Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed. In addition, issuers must report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

On September 19, 2024, the CNV enacted new rules governing private offerings of securities, within the framework established by Section 82 of the CML establishing a safe harbor regime provided that certain requirements of mechanisms of dissemination, offering, and distribution, as well as the number and type of investors to whom the offering is targeted are met.

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

Law No. 27,440 streamlines the regulation of mutual funds, public offerings of securities, of negotiable obligations and regulation of intermediaries and securities markets, while incorporating a long-awaited regulation for derivative instruments and the margins and guarantees that cover them. Below is a summary of the main amendments to the CML introduced by Law No. 27,440:

•	Eliminates the CNV’s power to appoint supervisors with veto power over resolutions adopted by an issuer’s Board of Directors without a judicial order.

•	Grants the CNV the power to issue regulations to mitigate situations of systemic risk, set maximum fees to be received by securities exchanges, create or modify categories of agents, encourage the simplification of the negotiation of securities and promote the transparency and integrity of the capital markets, while prohibiting the CNV from denying an issuer’s public offer authorization request solely because of opportunity, merit or convenience.

•	Empowers the CNV to regulate private offerings of securities.

•	Grants federal commercial courts jurisdiction to review resolutions or sanctions issued by the CNV.

•	Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between ARS 100,000 and ARS 100 million, which can be increased up to five times the benefits perceived with the infraction.

•	Returns functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

•	Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration. Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the LGS. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the LGS; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

•	Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

•	Allows foreign entities to participate in all shareholder meetings through authorized agents.

•	Establishes guidelines to set the offer price in a mandatory tender offer.

•	Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA

	As of June 30, (1)
	2024	2023

Market capitalization (in billions of ARS)	64,665	18,530
Shares average daily trading volume (2) (in millions of ARS)	51,233	9,555
Number of listed companies (3)	81	81

_______________

(1)	Reflects Merval historical data.
(2)	During the month of June.
(3)	Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2024, approximately 81 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 63% increase in 2021, a 142% increase in 2022 and a 360% increase in 2023. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the Public Registry, and published in the Official Gazette (Boletín Oficial). Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (Asamblea Extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceeded 50% of capital. As of June 30, 2024, our share capital consisted of 596,355,320 common shares.

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

Preemptive Rights and Increases of Share Capital

Pursuant to our by-laws and the CML (Section 62 bis), in case of capital increase of shares or convertible notes offer through public offering and subject to the two conditions indicated as follows, the preemptive right as set out in Section 194 of the LGS and Section 11 of Negotiable Obligations Law No. 23,576 shall be exercised exclusively through the placement’s proceeding determined in the public offering prospect. The owners of the shares and the convertible notes, beneficiaries of the preemptive right, shall have priority in the adjudication up to the amount of the shares that correspond to them according to their ownership. The referred two conditions are: (i) the inclusion of the disposition in the bylaws of the company and (ii) the approval of the shareholders’ meeting that approves the issuance of the shares and the convertible bonds. The accretion right corresponding to any shares of a class not preempted by any holder of that class, allows the remaining holders of the call to accretion rights based on the number of shares they purchased when they exercised their own preemptive rights, shall be exercised simultaneously to the preemptive rights and for the same term.

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

Furthermore, Section 12 of the Negotiable Obligations Law No. 23,576 permits shareholders at an extraordinary shareholders’ meeting (Asamblea Extraordinaria) to suspend preemptive subscription rights for the subscription of convertible notes under the above-mentioned conditions. Preemptive rights may also be eliminated, so long as a resolution providing so has been approved by at least 50% of the outstanding capital stock with a right to decide such matters and so long as the opposition to such resolution does not surpass 5% of the share capital. Accretion rights may be eliminated and reduce the term for the exercise of the preemptive rights to no less than 10 days, when the company executes a underwriting agreement with an intermediary agent for its subsequent distribution to the public.

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

Public acquisition offer

The main characteristics of the public acquisition offer regime established in the CML, as well as in the CNV Rules and in the Company’s Bylaws are detailed below. We recommend the investing public to read the CML, the CNV Rules and the Company’s Bylaws, in order to obtain an exhaustive knowledge of the regime and procedure of public acquisition offer applicable to the Company in particular.

According to the CML, any public offer to acquire shares with voting rights of a company whose shares are admitted to the public offering regime, whether voluntary or mandatory, must be carried out under the terms of the CML and CNV Rules, with transparency rules and principles of protection for the investing public in the public offering regime.

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

CNV’s rules (as amended by General Resolution 779/2018)  regulated  the regime of “public acquisition offers”, with the objective, among others, of:

•	Define the minimum content of the explanatory prospectuses of the public acquisition offer and/or exchange of securities.

•	Regulate the types of reports related to the fair price to be presented for the cases of public offers by takeovers and other mandatory public offers.

•	Specify the independence requirements that evaluators must meet and the minimum contents of the reports they issue.

•	Introduce the possibility of presenting guarantees on the offer by a foreign financial entity, with a branch or permanent representation in the Argentine Republic, and an insurance entity audited by the Argentine Insurance Superintendence, in the latter case, upon agreement of the superintendence.

•	Establish the applicable terms for the publication of the announcement, the presentation of the authorization request to the CNV, the launching and liquidation of the public acquisition offer and the publication of the prospectus and information of results, in order to specify and limit the terms in the different stages of the process, in order to significantly reduce the time of its processing, for the benefit of investors.

•	Regulate the procedure to be followed in case of objection to the price, the consequences of non-compliance with the obligation to make a public offer of acquisition, and concerning the competing offers and assumptions of unnecessary launching of public procurement offers.

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

Mandatory takeover bid according to the CML

The CML establishes that it will be obliged to lunch a public offer of acquisition at an equitable price who, individually or through concerted action, has effectively reached a controlling stake in a company whose shares are admitted to the regime of the public offer.

For the CML, concerted action is the coordinated action of two or more persons, according to a formal or informal agreement or understanding, to actively cooperate in the acquisition, holding or disposition of shares or other securities or rights convertible into shares of stock. An entity whose negotiable securities are admitted to the public offering, acting through any of said persons, through any society or other associative form in general, or through other persons related to them, related to or under its control, or that they are holders of voting rights on behalf of them.

According to the CML, it is understood that a person has, individually or in concert with other persons a “control participation” when:

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

The acquisition of own shares must be made with realized and liquid gains or with free reserves, when they are fully integrated, and for their amortization or disposal within the term of Section 221 of the Corporation Law, the company must accredit before the CNV that it has the necessary liquidity and that the payment of the shares does not affect its solvency. If these points are not proved, and in the cases of corporate control, the obligation set forth herein will be the responsibility of the controlling company, which must prove the same points.

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

D. Exchange Control

The following is a description of the main Central Bank regulations concerning inflows and outflows of funds in Argentina. For further information regarding the full scope of current foreign exchange restrictions and control regulations, investors should seek advice from their legal advisors and refer to the applicable rules mentioned elsewhere in this offering memorandum and in the Annual Report, which are available at the website of the Argentine Ministry of Economy: https://www.argentina.gob.ar/economia, or the website of the Central Bank: www.bcra.gov.ar. None of the information contained on either website is deemed to be incorporated by reference into this offering memorandum.

On September 1, 2019, the Argentine Government issued Decree No. 609/2019, imposing temporary exchange controls until December 31, 2019. On December 27, 2019, the Argentine government enacted Decree No. 91/2019, which permanently extended the exchange controls initially set to expire on December 31, 2019. The Consolidated Text of the Rules on Foreign Exchange and Changes is currently outlined in Communication “A” 8035 (hereinafter referred to as the “Consolidated Text”), issued by the Central Bank. Below is a brief summary of the exchange control rules currently in effect.

Exports of goods

As of September 2, 2019, goods exporters must enter and settle in Pesos the proceeds from exports through the MULC, with different deadlines depending on certain factors, including type of exported products and relationship between exporter and importer. Regardless of the maximum deadlines established in each case, export collections must be entered and settled in the MULC within five business days from the collection date.

In certain cases (for example, those holding a certificate of increased exports or those with projects falling under the Export Promotion Regime established by Decree No. 234/21), exchange regulations allow exporters greater access to the MULC to transfer funds abroad (for example, to transfer dividends or pay services related to foreign financial indebtedness).

Following the swearing-in of President Javier Milei, on December 13, 2023, the Decree No. 28/2023 was published in the Official Gazette, establishing that the counterpart of the export of services performed in Argentina, whose effective use or exploitation takes place abroad, must be entered into the country in foreign currency and/or traded, 80% through the MULC, with the exporter having to carry out buying and selling transactions for the remaining 20%, acquiring negotiable securities with settlement in foreign currency and selling with settlement in local currency.

Sale of non-financial non-produced assets

The consideration received by residents for the sale of non-financial non-produced assets to non-residents must be entered in foreign currency and settled in the MULC within five business days from the date of fund receipt in Argentina or abroad, or its accreditation in foreign accounts. With regard to funds received or credited to accounts abroad, compliance with the entry and settlement requirement may be considered fulfilled for the amount equivalent to the usual expenses debited by foreign financial institutions for the transfer of funds to the country.

Exports of Services

Payments for the provision of services by residents to non-residents must be entered and settled in the MULC within a maximum period of five business days from the date of their perception abroad or in the country, or their accreditation in foreign accounts. There are exceptions to the obligation to settle in the MULC the foreign currency entered as a counterpart for certain exports of certain services expressly contemplated in point 2.2.2. of the Consolidated Text, subject to compliance with various requirements provided therein by both individuals and legal entities.

The application of service export payments to the repayment of capital and interest on foreign financial indebtedness or public debt securities in the country denominated in foreign currency and whose services are payable in foreign currency in the country is allowed; provided that the requirements set forth in point 7.9 of the Consolidated Text are met.

Likewise, to the extent that certain requirements set forth in points 3.11.3. and 7.9.5 of the Consolidated Text are met, it is allowed for service export payments to be accumulated in accounts opened in local or foreign financial entities, for the amounts due in debt contracts, in order to guarantee the cancellation of the capital and interest services of foreign financial indebtedness and/or issuances of public debt securities in the country denominated in foreign currency and whose services are payable in foreign currency in the country. The increment export program is also applicable for the exports of services.

Increment Export Program

Through Decree No. 576/2022 dated April 9, 2022, the Extraordinary and Transitory Increment Export Program (the “Export Program”) was created, which included measures related to the exports of soybean manufactures and the settlement of foreign currency in the MULC. Notwithstanding the above, according to the Consolidated Text, legal entities that sold goods under Decree No. 576/2022 to those who export them directly or as a result of a production process carried out in the country cannot enter into various operations with securities contemplated in sections 3.16.3.1. and 3.16.3.2. of the Consolidated Text.

The Export Program was reinstated by Decree No. 787/2022 and later by Decree No. 194/2023, which expanded the Export Program to include Regional Economies.

On July 23, 2023, Decree No. 378/2023 was issued, establishing that those who, within the framework of joining the Export Program, settle until August 31, 2023, inclusive, the foreign currency corresponding to the goods whose tariff positions are included in Decree No. 194/2023, including cases of pre-financing and/or post-financing of exports from abroad or an advance settlement, do so at a transitory exceptional counterpart of Ps. 340 per U.S. Dollar, including corn and exports of regional economies.

On September 30, 2023, Decree No. 492/2023 was issued, extending the application of the Export Program until October 25, 2023, as well as the extraordinary and transitory expansion of the Export Program for those subjects who have exported, at any time during the 18 immediate months prior to October 2, 2023, the goods included in the Common Nomenclature of MERCOSUR as determined by the Ministry of Economy. It also established that the date for settling foreign currency and paying the sums in advance of export duties should be made until October 20, 2023.

On the other hand, Decree No. 492/2023 established that 75% of the counterpart of the goods’ export should be entered into the country in foreign currency and traded through the MULC, with the exporter, for the remaining 25%, conducting buying and selling operations with negotiable securities acquired with settlement in foreign currency and sold with settlement in local currency.

On October 23, 2023, Decree No. 549/2023, a modification of Decree 492/2023, was issued, establishing until November 17, 2023, that the counterpart of the export of services, whose effective use or exploitation takes place abroad, and the export of goods included in the Common Nomenclature of MERCOSUR, including cases of pre-financing and/or post-financing of exports from abroad or an advance settlement, must be entered into the country in foreign currency and/or traded, 70% through the MULC with the exporter having to conduct buying and selling operations for the remaining 30% with negotiable securities acquired with settlement in foreign currency and sold with settlement in local currency.

As of December 13, 2023, the Decree No. 28/2023 establishes that the counterpart of the export of services performed in the country, whose effective use or exploitation takes place abroad, must be entered into the country in foreign currency and/or traded, 80% through the MULC, with the exporter for the remaining 20%, conducting buying and selling operations for negotiable securities acquired with settlement in foreign currency and sold with settlement in local currency.

Import of Goods and Services

On December 13, 2023, the Central Bank issued Communication “A” 7917, establishing a release of imports and a new access system to the MULC, stating that, starting from December 13, 2023:

For the payment of imports of goods: (i) it will not be necessary to have a declaration made through the Argentine Republic Import System (SIRA) in “exit” status as an MULC access requirement, nor to validate operations in the “Single Foreign Trade Current Account” system; and (ii) pursuant to Communication “A” 8074 entities may grant MULC access without prior approval of the Central Bank for deferred payments for the FOB value of new imports formalized from August 1, 2024, corresponding to the goods included in section 10.10.1.4. of the Argentine foreign exchange regulations (i.e. rest of items other than fuel and energy, pharmaceutical products and automobiles and items of certain Harmonized Tariff Schedule (HTS) codes), may be carried out, once 30 (thirty) calendar days have elapsed as from the customs entry registration of the goods and up to 50% of the FOB value, while the remaining 50% of the FOB value may be carried out once 60 (sixty) calendar days have elapsed as from the same moment.

Additionally, access to the foreign exchange market to process deferred payments for the FOB value of imports formalized from August 1, 2024, corresponding to goods included in point 10.10.1.3 of the Argentine foreign exchange regulations (automobiles and certain goods included in section 12.1 of the foreign exchange regulations), may be carried out once 90 (ninety) calendar days have elapsed from the customs entry registration of the goods. For the payment of services provided by non-residents: (i) it will not be necessary to have a sworn statement made through the Argentine Republic Import and Payment of Services System (SIRASE) in “approved” status, nor to validate the operation in the “Single Foreign Trade Current Account” system; and (ii) entities may grant MULC access without prior approval of the Central Bank to make payments for services provided by non-residents, payments for new imports of services provided or accrued from December 13, 2023, when, in addition to other applicable regulatory requirements, the payment falls within certain situations. Regarding services provided by non-residents performed and/or accrued until December 12, 2023, prior approval of the Central Bank will be required, except for some exceptions.

Through Resolution 5466/2023, published in the Official Gazette on December 26, 2023, the advance information regimes SIRA and SIRASE were repealed, creating the new regime “Statistical System of Imports” (SEDI), which establishes that: (i) importers defined in section 1 of Article 91 of the Customs Code must provide advance information regarding their import destinations for consumption, in the form of an affidavit; (ii) the declaration is valid for 360 calendar days from the exit status; (iii) prior to formalization, the AFIP will analyze the tax situation and the “Financial Economic Capacity System” (CEF System); (iv) state agencies must issue their opinions within a maximum period of 30 days, after which, if no opinion is issued, the declaration will automatically move to exit status; and (v) within the regime, neither information nor approval is required regarding the date of access to the MULC (which is processed before the Central Bank). Additionally, the “Register of Commercial Debt for Imports with Foreign Suppliers” is created, in which those with commercial debt for imports of goods formalized before December 13, 2023, and/or debt for services provided before that date, must register.

On January 11, 2024, the Central Bank issued Communication “A” 7945, through which it decided to incorporate, as point 3.x of Communication “A” 7917, among the exceptions to what is provided in points 1.3. and 1.4. of such Communication, those payments for imports of goods made by a natural or legal person for the supply of a critical medicine whose customs entry registration is made through a particular request.

Furthermore, section 10.10.3 of the Consolidated Text allows entities to grant access to the MLC to customers, for the payment of debts for imports of goods and services; provided that certain regulatory requirements are met and it is verified that:

•	The transaction is declared, if applicable, in the last overdue submission of the Survey of External Assets and Liabilities.

•	Payment of the FOB value corresponding to the import of goods registered as from April 15, 2024 by individuals or legal entities that classify as “MiPyMe” in accordance with the provisions of the rules of “Determination of the status of micro, small and medium-sized companies” (to the extent that they do not correspond to goods included in Section 10.10.1.3 of the restated text of the Consolidated Text) is allowed after 30 calendar days of the import.

•	As from April 15, 2024, entities may provide access to the MULC to make payments for imports of goods with deferred customs entry registration for up to 20% of the FOB value of capital goods when these imports are carried by individuals or legal entities that classify as “MiPyMe” in accordance with the provisions of the rules of “Determination of the status of micro, small and medium-sized companies” (to the extent that they do not correspond to goods included in Section 10.10.1.3 of the Consolidated Text).

Additionally, Communication “A” 7952 states that importers of goods and services who have acquired Bonds for the Reconstruction of a Free Argentina (“BOPREAL”) in a primary subscription may sell securities with settlement against cable to a third-party account abroad, starting from April 1, 2024, under the following conditions:

(a) The market value of the transactions does not exceed the difference between the value obtained by selling with settlement in foreign currency abroad of the BOPREAL acquired in the primary subscription and their nominal value, if the former is lower.

(b) The accounts to be credited are not located in countries or territories where the recommendations of the Financial Action Task Force are not applied or not sufficiently applied.

External Assets

Generally, prior approval from the Central Bank is required for the formation of foreign assets (e.g., foreign currency purchase, among others) and for derivative transactions by legal entities that are not entities authorized to operate in foreign exchange, local governments, mutual funds, trusts, and other Argentine entities. Individuals must request prior approval when the value of such assets exceeds USD 200 or USD 100 (in the case of cash purchases) in any calendar month.

External Financial Indebtedness

Borrowers must enter and settle in MULC the financially disbursed debts from September 1, 2019, as a condition, among others, to access MULC to meet their capital and interest service requirements. Subject to compliance with the established regulations, access to MULC will be granted for the prepayment of capital and interest up to 3 (three) business days before the due date of the capital or interest service payment. Clients recording settlements of new financial debts with foreign entities and holding an income certification issued by an entity may access MULC for the following purposes: (i) payments for the importation of goods without the prior approval required by the complementary provisions established in the Consolidated Text; (ii) payments for services to related counterparts without the prior approval of the Central Bank, to the extent that it is a payment from the maturity of an obligation for a service provided at least 180 consecutive days before access or derived from a contract signed with a similar lead time; or (iii) payments of capital in advance of the maturity of commercial debts for the importation of goods and services; provided that the average life of the new indebtedness is at least 2 (two) years longer than the remaining average life of the pre-canceled debt.

Access to MULC before maturity will typically require prior approval from the Central Bank unless: (i) there are foreign currency financings by local entities for foreign currency expenses through credit or purchase cards and/or

(ii) there are foreign currency financings by local financial entities canceled with the entry of indebtedness from abroad, in accordance with the provisions of Communication “A” 7532.

Debt among residents

Accessing MULC for the settlement of debts and other financial obligations in foreign currency, entered into from September 1, 2019, is generally prohibited, except for specific cases (such as payments related to credit cards).

Profits and Dividends

For remitting foreign currency abroad as profits and/or dividends to non-resident shareholders, obtaining prior approval from the Central Bank is mandatory, subject to certain exceptions.

Non-residents

Non-residents are required to secure prior approval from the Central Bank to access MULC for acquiring foreign currency, with only a few exceptions allowed.

Information System

In all cases, and upon meeting the remaining requirements applicable to each case, access to MULC will be granted for the payment of financial or commercial debts and for paying profits or dividends; provided that such debts are reported through the information system of the Central Bank established by Communication “A” 6795.

Outflows

The Consolidated Text requires prior approval from the Central Bank to transfer funds abroad, unless the interested party submits various affidavits, stating that:

- They did not possess Argentine deposit certificates representing foreign shares (“CEDEARs”), and/or available external liquid assets exceeding the equivalent of USD 100,000 at the beginning of the day on which they request access to the market, and all their foreign currency holdings in the country are deposited in accounts at financial institutions.

- They commit to settle in the MULC, within five business days of its availability, the funds received abroad originating from the collection of loans granted to third parties, the collection of a term deposit, or the sale of any type of asset, when the asset was acquired, the deposit constituted, or the loan granted after May 28, 2020. However, this requirement will not be necessary for certain outgoing transactions specified by the Consolidated Text.

An affidavit from the client regarding transactions with securities and other assets must also be submitted, unless they have a sworn statement that: Indeed, for access to MULC, a sworn statement is required, among other things, stating that:

(a) no sales of securities have been made through the settlement of foreign currency;

(b) there have been no exchanges of securities issued by residents for external assets;

(c) there have been no transfers of securities to deposit institutions abroad;

(d) no securities issued by non-residents with settlement in Pesos have been acquired in the country;

(e) no Argentine deposit certificates representing foreign shares have been acquired;

(f) no securities representing private debt issued in foreign jurisdictions have been acquired;

(g) no funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) have been delivered to any individual or legal entity, resident or non-resident, linked or not, receiving as a prior or subsequent consideration, directly or indirectly, by itself or through a linked, controlled, or controlling entity, external assets, crypto assets, or securities deposited abroad during the 180 (one hundred and eighty) consecutive days prior to accessing MULC;

(h) no funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) have been delivered to any individual or legal entity, exercising a direct control relationship over it, or to other companies within the same economic group, except those directly associated with routine transactions between residents for the acquisition of goods and/or services, during the following 180 (one hundred and eighty) consecutive days; and

(i) the applicants also commit not to carry out such operations during the following 180 (one hundred and eighty) consecutive days.

Regarding the aforementioned deadlines, the period to be considered will be 90 (ninety) consecutive days, if they involve securities issued under Argentine law, and 180 (one hundred and eighty) consecutive days, and always concerning securities issued under foreign law.

Moreover, for cases where the client is a legal entity, for the operation not to be subject to the prior approval requirement, the entity must have a sworn statement detailing: (i) individuals or legal entities exercising a direct control relationship over the client; and (ii) other legal entities with which it forms the same economic group.

Companies that share a control relationship as defined in points 1.2.1.1 and 1.2.2.1 of the Consolidated Text, within the “Large Exposures to Credit Risk” regulations, should be considered members of the same economic group. Similarly, to determine the existence of a direct control relationship, the types of relationships specified in point 1.2.2.1 of the aforementioned “Large Exposures to Credit Risk” regulations must be considered.

Additionally, the aforementioned conditions can be considered fulfilled by the entity if the client submits a sworn statement stating that, within the detailed periods, they did not deliver funds in local currency or other liquid local assets to any individual or legal entity in the country, except those directly associated with routine operations in the course of their business activities. For cases where the client does not submit the mentioned sworn statement, they can present a sworn statement declaring that they have not delivered funds in local currency or other liquid local assets to any individual or legal entity in the country (including direct controllers and members of the economic group), stating (i) that within the specified period in the Consolidated Text, they have not concluded or will conclude the envisaged transactions; and (ii) that in the preceding 180 (one hundred and eighty) consecutive days, they have not received funds in local currency or other liquid assets in the country, except for those associated with routine operations originating from the client or from any of the individuals or legal entities, direct controllers, and members of the economic group informed, to whom funds have been received; or alternatively, they can submit the sworn statements of individuals, whether human or legal, direct controllers, or members of the economic group, who received funds.

According to the Consolidated Text, in which it established that, in the preparation of sworn statements provided for in points 3.16.3.1 and 3.16.3.2, sales of securities settled in foreign currency in the country or abroad should not be taken into account when the total funds obtained from such settlements have been or will be used within 10 (ten) consecutive days for the following operations:

(a) payments from the maturity of principal or interest on new financial borrowings from abroad disbursed from October 2, 2023, and which include, at a minimum, a 1 (one) year grace period for the payment of principal;

(b) repatriations of capital and income associated with direct investments by non-residents, received from October 2, 2023; provided that repatriation occurs, at a minimum, 1 (one) year after the capital contribution is made and compliance with the legal mechanisms provided for in such cases;

(c) payments from the maturity of principal and interest on debt securities issued from October 2, 2023, with public registration in the country, denominated and subscribed in foreign currency, whose services are payable in the country and include a minimum of 2 (two) years of grace period for the payment of principal;

(d) payments from the maturity of principal or interest on financial borrowings from abroad that do not generate disbursements as they are refinancing of capital and/or interest of operations covered in points (i) and (iii); provided that refinancing does not anticipate the maturity of the original debt; and

(e) payments from the maturity of principal or interest on debt securities issued with public registration in the country, denominated in foreign currency, and whose services are payable in the country, which do not generate disbursements as they are refinancing of capital and/or interest of operations covered in the preceding point (iii), to the extent that refinancing does not anticipate the maturity of the original debt.

In all the aforementioned cases, the client must submit a sworn statement stating that the funds received from operations in points (i) to (iii) were used to make payments in the country related to the realization of investments in Argentina.

Furthermore, situations allowing the entity to accept the sworn statement of a client with liquid external assets and/or CEDEARs exceeding the limit set in point 3.16.2.1 of the Consolidated Text (USD 100,000) may also include funds deposited in foreign bank accounts resulting from the sale of securities settled in foreign currency.

In addition, the sale of BOPREAL bonds against a payment in foreign currency and the transfer thereof to foreign depositaries, up to an amount equal to the amounts subscribed by the importer, is excluded from the aforementioned restrictions.

It should be noted that, as a rule, prior approval from the Central Bank is required if the client is a natural or legal person included by the Federal Administration of Public Revenue (“AFIP”) in the list of invoices or equivalent documents classified as apocryphal. The list of individuals or legal entities included in this registry by the AFIP is available at the following website: https://servicioscf.afip.gob.ar/Facturacion/facturasApocrifas/default.aspx.

Additionally, if the individuals or legal entities are considered obligated subjects to comply with the Registry of Exchange Information for Exporters and Importers of Goods whose registration process is listed as not registered, an affidavit must be submitted.

Securities Transactions

The Consolidated Text establishes that transactions of securities entered into abroad cannot be settled in Argentine Pesos in the country. Operations settled in foreign currency can only be settled in Argentine Pesos in the country if they are conducted within the country. It also specifies that purchase and sale transactions of securities settled in foreign currency must be paid through one of the following mechanisms:

(a) By transferring funds to and from accounts in the client’s name in local financial institutions.

(b) Against a cable on bank accounts in the client’s name in a foreign entity not incorporated in countries or territories where the Recommendations of the Financial Action Task Force are not applied or not sufficiently applied.

Against cable on a third-party accounts in a foreign entity not incorporated in countries or territories where the Recommendations of the Financial Action Task Force are not applied or not sufficiently applied, in the case of the sale of BOPREAL acquired by the seller in a primary subscription

Other sales of securities executed on or after April 1, 2024, may also be settled under these conditions to the extent that the market value of these transactions does not exceed the difference between the value obtained from the sale with settlement in foreign currency abroad of the BOPREAL bonds acquired by the seller in a primary subscription for debts of imports of goods and services and their nominal value, if the former is lower. Under no circumstances is the settlement of these operations allowed through payment in foreign currency banknotes or through their deposit in custody accounts or third-party accounts.

Despite this, it is understood that the acquisition of securities settled in Argentine Pesos in the country with funds from abroad would not be prevented, as long as the transaction is not documented abroad. Similarly, the transfer of securities from abroad to commissary accounts in Argentina for subsequent sale settled in Argetine Pesos in the country is not restricted; provided that the operation is arranged within the country.

On December 13, 2023, through Resolution No. 988, the CNV standardized the minimum holding periods for negotiable securities within a portfolio. It stipulated that, to execute the sale of negotiable securities with settlement in foreign currency, regardless of the law of issuance and jurisdiction, a minimum holding period of one (1) business day from accreditation in the Central Depository Agent for Negotiable Securities must be observed. This rule does not extend to the purchase of negotiable securities with settlement in foreign currency and any jurisdiction.

Additionally, Resolution No. 988 established that Clearing Agents and Trading Agents cannot process or settle sales of negotiable securities with settlement in foreign currency, both locally and internationally, for client orders maintaining long positions in repos and/or overnight operations, irrespective of the settlement currency.

In line with the new regulations issued by the SEC, which shortened the standard settlement cycle for most broker-dealer securities transactions from two business days after the trade date (T+2) to one business day (T+1), the CNV, through Resolution No. 1000/2024 issued in May 2024, adjusted its regulatory framework regarding settlement periods for cash transactions.

Finally, on February 5, 2024, the CNV released General Resolution No. 990/2024, stating that, for the sale of negotiable securities with settlement in foreign currency, regardless of the law of issuance and jurisdiction, a minimum holding period of one (1) business day from accreditation in the Central Depository Agent for Negotiable Securities must be observed. This does not apply to the purchase of negotiable securities with settlement in foreign currency and any jurisdiction. As part of this, it is established that, to proceed with transfers to foreign depositary entities of negotiable securities acquired with settlement in national currency, regardless of the law of issuance, a minimum holding period in the portfolio of one (1) business day must be observed, counted from its accreditation in the Central Depository Agent for Negotiable Securities. This rule has exceptions in cases where accreditation in the mentioned agent: (i) results from the primary placement of negotiable securities issued by the Argentine Treasury or the Central Bank, in accordance with the provisions of Communication “A” 7918, its amendments, and/or related regulations; or (ii) involves CEDEARs traded on markets regulated by the CNV.

Moreover, through Resolutions No. 990/2024 and 995/2024, the CNV unified the conditions and daily maximum amounts for operations, raising the limit to 200 million daily for operations and transfers of negotiable securities abroad. BOPREAL are exempt from the limits and prior information requirements for issuing transfers to foreign depositary entities, as well as for arranging their sale in the country with transfers to foreign depositary entities, with settlement in foreign currency. This exemption applies as long as such negotiable securities have been acquired through a primary placement or bidding process, and up to the total nominal value subscribed for that security. Such exemption also applies to transactions of certain negotiable securities with settlement in foreign currency, complementary to the BOPREAL issued by the Central Bank for the payment to foreign suppliers. As from April 1, the amendments set forth in Resolution No. 995/2024 exempt such transactions, as well as the BOPREALs, from the minimum holding period and from the limits and prior information regime required both to make transfers to foreign depositaries and to arrange their sale with settlement in foreign currency abroad.

Finally, through Resolution No. 1004/2024, the CNV established that sales of negotiable securities with settlement in foreign currency locally carried out by resident individuals or legal entities with funds from UVA mortgage loans, up to the amount of such loans and to the extent that the proceeds of such sales are applied to the purchase of real estate, are exempt from: (i) compliance with the minimum holding period required for the execution of such transactions, (ii) the prior information regime required, and (iii) the restrictions for client orders maintaining long positions in repos and/or overnight operations.

BOPREAL

The BOPREAL are securities issued by the Central Bank in USD for importers of goods and services with outstanding payment obligations for imports of goods with customs registration and/or services effectively rendered until December 12, 2023.

On December 22, 2023, Decree 72/2023 was published in the Official Gazette, establishing the possibility that bonds or securities issued by the Central Bank, for those who have debts for imports of goods with customs entry registration and/or importation of services effectively provided until December 12, 2023, can be used as a form of payment for the cancellation of tax and customs obligations, plus their interests, fines, and accessories, except for certain exceptions. These bonds or securities are those issued from the effective date of the Decree December 12, 2023, until March 31, 2024, can be freely transferred by their holders, and their use will be limited to a total value of USD 3,500,000, to be used according to a specific schedule.

On January 11, 2024, the Central Bank issued Communication “A” 7940, allowing the sale of BOPREAL with settlement against a foreign account under specific conditions. This includes the requirement that the seller acquired the securities in a primary subscription, and the receiving accounts are not in countries or territories lacking or inadequately applying the recommendations of the International Financial Action Task Force.

Likewise, through Communication “A” 7941, the Central Bank established that importers of goods and services who subscribe to BOPREAL may access the foreign exchange market to pay commercial debts for the import of goods and services prior to December 13, 2023, for which the subscription of the title was not requested; provided that certain requirements are met.

Additionally, importers of goods and services who subscribe to BOPREAL for the longest period offered by the Central Bank before January 31, 2024, and for an amount equal to or greater than 25% of the total outstanding amount for their eligible debts under points 1 and 2 of Communication “A” 7925, may access the foreign exchange market since February 1, 2024, to pay such commercial debts for the import of goods and services prior to December 13, 2023, for which the subscription of the aforementioned title was not requested; provided that the payment does not exceed 50% of the amount liquidated simultaneously as advanced export proceeds for goods to be canceled with shipments for which payments were to be entered beginning March 1, 2025, at a maximum monthly rate of 10% of the total amount of advances fitting into this mechanism.

In this regard, along with other applicable regulatory requirements, the entity must have: (i) an affidavit from the importer stating that prior approval from the Central Bank will be required to cancel these advanced export proceeds before the stipulated deadlines; and (ii) an affidavit from the client indicating the subscribed amount of the BOPREAL of longest term and the amounts of commercial debts for goods and services from transactions prior to December 13, 2023, that are eligible.

Moreover, certain adjustments to the foreign exchange regulations applicable to the payment of profits and dividends were made, including, among others, the following: (i) resident companies are allowed to subscribe BOPREAL for up to the amount in local currency of the profits and dividends which payment is pending to non-resident shareholders, according to the distribution determined by the shareholders’ meeting; (ii) access to the

MULC is granted to pay profits and dividends, as long as the applicable requirements are met, by performing a swap and/or arbitrage with the funds deposited in a local account and originated in foreign currency collections of principal and interest from the BOPREAL; (iii) non-residents are allowed to subscribe BOPREALs for up to the amount in local currency of the profits and dividends payments received in the country since September 1, 2019, and that have not been remitted abroad, adjusted by the latest Consumer Price Index available at the date of subscription; and (iv) access the MULC is allowed to repatriate portfolio investments of non-residents generated in collections in the country of profits and dividends by subscription of BOPREAL, as long as they meet the applicable requirements, by performing a swap and/or arbitrage with the funds deposited in a local account and originated in foreign currency collections of principal and interest from BOPREALs.

Reporting Regime of the Central Bank

In accordance with the provisions of the new exchange regulations, in certain cases, compliance with the “Survey of External Assets and Liabilities” regime established by the Central Bank through Communication “A” 6401, later amended by Communication “A” 6795, is required for access to the MULC.

This regime specifies that information on External Assets and Liabilities will be provided based on the following classification: “Shares and other equity interests,” “Non-negotiable debt instruments,” “Negotiable debt instruments,” “Financial derivatives,” and “Land, structures, and real estate.”

The regulations set forth that, starting from data for the first quarter of 2020, the declaration of the Survey of External Assets and Liabilities is governed by the following guidelines: (i) all legal entities or individuals with external liabilities at the end of any calendar quarter, or who have settled them during that quarter, must declare the Survey of External Assets and Liabilities; and (ii) those declarants for whom the balance of external assets and liabilities at the end of each year reaches or exceeds the equivalent of USD 50 million must make an annual submission (which will allow supplementing, confirming, and/or correcting quarterly submissions), and this can be optionally submitted by any legal entity or individual.

Regarding the deadlines for submitting declarations, it is regulated that the maximum deadlines for submitting and validating the declarations will be as follows: (i) 45 (forty-five) calendar days from the close of the reference calendar quarter for quarterly declarations, and (ii) 180 (one hundred and eighty) calendar days from the close of the reference calendar year for annual submissions. The data loading and validation for this regime must be carried out through an electronic form available for download from the AFIP website.

Law No. 27,742 - “Ley De Bases y Puntos De Partida para la Libertad de los Argentinos”

On June 28, 2024, the Argentine Congress passed Law No. 27,742 “Ley Bases y Puntos De Partida para la libertad de los Argentinos”, which was enacted by the PEN on July 8, 2024. Law No. 27,742 encompasses several major reforms aimed at overhauling the country's economic and administrative structures. Among other provisions, Law No. 27,742 includes:

-	The declaration of public emergency in administrative, economic, financial, and energy matters for a period of one year;

-	Broad deregulation measures to reduce government intervention in the economy. This includes simplifying business regulations and reducing bureaucratic hurdles for businesses. In this sense, it includes, without limitation, amendments and repeals of regulations in the following areas: (i) public administration organization; (ii) administrative procedure; (iii) conflict resolution with the Argentine Government; (iv) regulations applicable to commercial companies; (v) financial administration regime; (vi) obligations and contracts regime aimed at strengthening the autonomy of the parties’ will; and (vii) promotion and incentives for large investments;

-	Authorization for the total or partial privatization of certain companies wholly or majority owned by the Argentine Government;

-	An Incentive Regime for Large Investments (“RIGI”, as per its acronym in Spanish), which establishes benefits for national and foreign companies that invest in projects “conducive to the prosperity of the country” involving investments equal to or exceeding USD 200 million. On August 23, the Argentine Government published Decree 749/2024 approving the implementation of the RIGI within the framework of Law No. 27,742;

Law No. 27,743 - “Medidas Fiscales Paliativas y Relevantes”

-	Law No. 27,743 “Medidas Fiscales Paleativas y Relevantes” (the “Fiscal Measures Law”) was approved by the Argentine Congress on June 28, 2024 and published in the Official Gazette on July 8, 2024. The most relevant points of this law are the following:

-	Regime for exceptional regularization of tax, customs and social security obligations: Taxpayers and persons liable for tax, customs and certain social security obligations due as of March 31, 2024, may adhere –up to 150 calendar days as from the date this regime comes into effect– to an installment plan (which will range from 36 to 84 monthly payments) or to a cash payment plan for obligations and offenses.

-	Adherence to the regime will generate the remission of a percentage of the compensatory and punitive interest accrued for late payment from 70% to 20% depending on the time at which it is formalized. Likewise, the fines and penalties applied will be remitted. The total cancellation of the debt under the conditions set forth in this regime –in cash or by means of a payment facilities plan– will extinguish the criminal action, to the extent that there is no final judgment as of the date of cancellation. Criminal action will also be extinguished with respect to those obligations that have been cancelled prior to the effective date of the regime to the extent that there is no final judgment as of such date.

-	Asset regularization regime - laundering of assets: Individuals, undivided estates and subjects included in Section 53 of the Income Tax Law who are tax residents, as well as those who are not tax residents for their assets located in Argentina or for the income they have obtained from Argentine sources, may adhere to this regime until April 30, 2025 (with the possibility of the Argentine Federal Government extending it until July 31, 2025).The assets covered by this regime may be assets located in Argentina or abroad that are owned or were in their possession or custody as of December 31, 2023.

-	Subjects that adhere to the regime must pay a special tax in U.S. dollars which applicable rate on the goods that are externalized will be 0% when their value is less than USD 100,000. Once this value is exceeded, a progressive tax rate of 5%, 10% and 15% will be applied depending on the moment in which the adherence to the plan becomes effective. Subjects will be exempt from paying this special tax if the funds subject to this regime remain deposited in the corresponding account until December 31, 2025.

-	During the term in which the funds are deposited in the special account for regularization of assets, they may be invested exclusively in the financial instruments indicated permitted by the applicable regulations. The proceeds from the sale of regularized securities will be treated similarly if they are transferred to a special account.

-	Those who adhere to the regime will be released from any civil action and for tax, exchange, customs and administrative offenses that may be applicable due to non-compliance with the obligations related to or originating from the goods, credits and holdings declared under this regime.

-	Tax on the Transfer of Real Estate of Individuals and Undivided Estates: Effective from July 8, 2024, this tax was repealed.

-	Modification to simplified regime for small taxpayers: The amounts of the categories applicable as from January 1, 2024 are increased.

-	Tax Transparency Regime for Consumers: Includes the obligation of discriminating the VAT from the final price, with the main goal of informing the final customers of the taxes included in the price of goods, leases and services.

Money Laundering

The Anti‑Money Laundering Law, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category of the amount of 150 minimum wages, the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

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

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derived from the enactment of the revised CML and the CNV Rules, which established a new regime for the public offer of securities, CNV issued a revision of its rules to incorporate a new chapter of Anti‑Money Laundering Laws including provisions related to the fulfillment of duties to be complied by “Agentes de Negociación,” “Agentes de Liquidación y Compensación,” “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva,” each of which is considered mandatory under the terms of sections 4, 5 and 22 of Section 20 of Law No. 25,246. Such agents are required to comply with Law No. 25,246 and its amendments, regulations enacted by UIF, including executive orders with reference to the decisions adopted by the United Nations Security Council in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión),” “Agentes de corretaje,” “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Each of these entities must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, the personal data of the “Compliance Officer” (both regular and alternate) must also be disclosed.

The CNV Rules provide that entities it regulates may only take action relating to public offerings of securities, stipulated, future or optional contracts of any nature and other instruments and financial products with registered, domiciled or domestic counterparties known to CNV or foreign counterparties in jurisdictions included on the list of cooperating countries provided in Section 2º, subsection b) of Decree No. 589/2013.

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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine Government created the Argentine Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti‑money laundering and anti‑terrorist financing system at the national level, in light of the actual risks that could impact Argentina territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and the Financial Action Task Force standards.

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

On January 13, 2022, UIF Resolution No. 6/2022 amended UIF Resolutions No. 30/2017, 21/2018 and 28/2018, which are applicable to entities regulated by the Central Bank, the CNV and/or the Superintendence of Insurance of Argentina, respectively.

On February 1, 2023, Resolution No. 14/2023 was published in the Official Gazette, which aims to establish the minimum requirements for the identification, assessment, monitoring, management and mitigation of money laundering and terrorist financing risks that the obligated subjects included in Section 20 sections 1 and 2 of Law No. 25,246 must adopt and apply, in accordance with their policies, procedures and controls, in order to avoid the risk of being used by third parties with criminal objectives of money laundering and terrorist financing. Such resolution repealed Resolution No. 30E/2017 of the UIF without effect.

On May 10, 2023, Resolution No. 78/2023 was published in the Official Gazette, which amended the regulatory framework issued with respect to the obligated subjects included in Section 20 sections 4 and 5 and those of section 22 that have the role of Financial Fiduciaries of Law No. 25,246 in order to adapt the obligations that they must comply with to manage and mitigate money laundering and terrorism financing risks, in accordance with the standards, good practices, guides and international guidelines currently in force, pursuant to the Recommendations issued by the Financial Action Task Force. This resolution repealed Resolution No. 21/2018 of the UIF.

On May 17, 2023, Resolution No. 84/2023 was published in the Official Gazette, which updates the thresholds established for the different regulated sectors in order to improve the effectiveness of the anti-money laundering and terrorist financing prevention system and update the regulations applicable to each sector. Therefore, an automatic updating mechanism of the thresholds was established, adopting as parameter the minimum salary set by the “Secretaría de Trabajo, Empleo y Seguridad Social, Consejo Nacional del Empleo, la Productividad y el Salario Mínimo, Vital y Móvil”, in force as of December 31 of the previous calendar year and as of June 30 of the current calendar year, as applicable.

On January 8, 2024, UIF Resolution No. 1/2023 was published in the Official Gazette. Its purpose is to establish the minimum requirements for the identification, evaluation, monitoring, management, and mitigation of money laundering and terrorist financing risks that financial institutions must adopt and apply in accordance with their policies, procedures, and controls to avoid the risk of being used by third parties for criminal purposes of money laundering and terrorist financing.

These regulations, which will imply increased controls by financial institutions and may eventually require additional information from their clients, came into effect on March 1, 2024.

On March 18, 2024, UIF Resolution No. 42/2024 was published in the Official Gazette. Through this resolution, the UIF establishes the minimum requirements for the identification, evaluation, monitoring, management, and mitigation of money laundering and terrorist financing risks that registered professionals, whose activities are regulated by the Professional Councils of Economic Sciences, must adopt and apply in accordance with their policies, procedures, and controls to avoid the risk of being used by third parties for criminal purposes of money laundering and terrorist financing. Consequently, the current regulatory framework is modified to establish and/or adjust the obligations that Public Accountants must fulfill when conducting Specific Activities as set forth in Recommendation 22, with the scope indicated, to manage and mitigate the risks of money laundering and terrorist financing, in line with international standards, best practices, guides, and guidelines currently in force, according to the Recommendations issued by the Financial Action Task Force.

Additionally, on March 18, 2024, UIF Resolution No. 43/2024 was published in the Official Gazette. This resolution establishes the minimum requirements for the identification, evaluation, monitoring, management, and mitigation of money laundering and terrorist financing risks that registered real estate agents and brokers, as well as any type of company engaged in real estate brokerage, integrated and/or managed exclusively by registered real estate agents or brokers, must adopt and apply in accordance with their policies, procedures, and controls to avoid the risk of being used by third parties for criminal purposes of money laundering and terrorist financing. This resolution proposes a segmentation of clients based on the risk assigned to each, also distinguishing the due diligence measures to be applied according to their respective risk ratings.

On March 19, 2024, UIF Resolution No. 47/2024 was published in the Official Gazette. This resolution introduces amendments to UIF Resolution No. 50/2011, concerning the Reporting System for Transactions. In this regard, it incorporates among the registration requirements for Obligated Entities, the certification issued by the Argentine Registry of Recidivism regarding the criminal records of the members of the board of directors and the ultimate beneficial owners, and additionally includes a procedure for deregistration as an obligated entity.

On March 25, 2024, UIF Resolution No. 48/2024 was published in the Official Gazette. Through this resolution, the UIF establishes the minimum requirements for the identification, evaluation, monitoring, management, and mitigation of the risks of money laundering, terrorist financing, and the proliferation of weapons of mass destruction, that lawyers must adopt and apply when, on behalf of and/or for their clients, they prepare or conduct transactions in the following activities:

(i) purchase and/or sale of real estate, where the amount involved exceeds 700 minimum wages; (ii) management of assets and/or other assets where the amount involved exceeds 150 minimum wages; (iii) management of bank accounts, savings, and/or securities where the amount involved exceeds 50 minimum wages; (iv) organization of contributions for the creation, operation, or administration of legal entities or other legal structures; and (v) creation, operation, or administration of legal entities or other legal structures, and the purchase and sale of businesses and/or interests in legal entities or other legal structures.

On March 25, 2024, UIF Resolution No. 49/2024 was also published in the Official Gazette. This resolution establishes the minimum requirements for the identification, evaluation, monitoring, management, and mitigation of the risks of money laundering, terrorist financing, and the financing of the proliferation of weapons of mass destruction that virtual asset service providers must adopt and apply to manage, in accordance with their policies, procedures, and controls, the risk of being used by third parties for criminal purposes of money laundering, terrorist financing and the financing of the proliferation of weapons of mass destruction.

On March 26, 2024, Resolution No. 56/2024 was published in the Official Gazette, replacing the definition of “Suspicious Transactions” with “Suspicious Facts or Transactions" and revising the definition of “Unusual Transactions.” In this context, “Suspicious Facts or Transactions” will be understood as “those attempted or carried out that cause suspicion or reasonable grounds to suspect that the assets involved come from or are linked to a criminal offense, or are related to terrorist financing, or the financing of the proliferation of weapons of mass destruction, or that, having previously been identified as unusual, after analysis and evaluation by the obligated entity, their unusual nature cannot be justified.” “Unusual Transactions” will be understood as those “transactions, attempted or carried out, whether isolated or repeated, regardless of the amount, that lack economic and/or legal justification, and/or do not align with the client’s risk level or transactional profile, and/or that, due to their frequency, regularity, amount, complexity, nature, and/or other particular characteristics, deviate from market practices.”

Finally, on July 19, 2024, Resolution No. 110/2024 was published in the Official Gazette, establishing the duty for obligated entities to implement a risk management system to detect suspicious transactions of money laundering, terrorist financing, and the financing of the proliferation of weapons of mass destruction linked to the aforementioned regime, carried out by their clients under the “Asset Regularization Regime” established in Title II of Law No. 27,743. In this sense, the suspicious transaction report must be “duly substantiated and contain a description of the circumstances under which the transaction is considered suspicious, within the framework of the Asset Regularization Regime, and reflect an adequate analysis of the client's operations and transactional profile.”

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or ADSs representing such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ) are readily tradable on an established securities market in the United States. Thus, we believe that dividends that we pay on our ADSs to U.S. Holders will be potentially eligible for these reduced tax rates. However, since our common shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year (as discussed under “—Passive Foreign Investment Company” below). Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain complex conditions and limitations (including a minimum holding period requirement), Argentine withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, United States Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (“IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct Argentine withholding taxes on dividends, if any, in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2024, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes. Consequently, in the case of gain from the disposition of common shares or ADSs that is subject to Argentine income tax, you may not be able to benefit from a foreign tax credit for that Argentine income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Argentine income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Argentine income tax may reduce the amount realized on the sale, exchange or other taxable disposition of the common shares or ADSs. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Argentine income tax is imposed upon the disposition of common shares or ADSs and you apply such temporary relief, such tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if Argentine income tax is imposed on a disposition of common shares or ADSs, including the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Taxation of Dividends

Pursuant to Law No. 27,430, amended by Law No. 27,541, published in the Official Gazette on December 23, 2019, dividends and other profits paid in cash or in non-cash assets —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law Sections 73 (a)(1), (2), (3), (6), (7) and (8), and Section 73(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, would be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31, 2020), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2021 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders.  On June 16, 2021, Law No. 27,630 was published in the Official Gazette, whereby amendments were introduced to the corporate income tax.  Pursuant to this law, dividends will be taxed at 7%, also on profits accrued in fiscal years starting January 1, 2021, and onwards.

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

Non-residents are subject to capital gains tax on the disposal of Argentine equities at a 13.5% effective tax rate on gross proceeds or, alternatively, a 15% income tax on the actual capital gain if the seller’s tax cost basis can be duly documented for Argentine tax purposes.

The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met.

Argentine entities

Capital gains obtained in tax years beginning from January 1, 2022 by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings (for the fiscal years beginning from January 1, 2024 to December 31, 2024):

Annual taxable income (ARS)		Will pay ARS	Marginal rate on the excess of the lower limit (%)	On the ARS surplus
Over	To
0.00	34,703,523.08	0.00	25	0.00
34,703,523.08	347,035,230.79	8,675,880.77	30	34,703,523.08
347,035,230.79	forward	102,375,393.08	35	347,035,230.79

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

Turnover Tax

The gross turnover tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the purchase and sale, exchange or other disposition of common shares or ADSs, and/or the collection of dividends. The applicable rates depend on each jurisdiction, in a range that usually goes up to 5%, and vary according to certain groups or categories of taxpayers, such as the risk category assigned and the degree of formal and material compliance with tax obligations, unless an exemption is applicable. The tax base is the gross revenue obtained as a result of the business activities transacted in the jurisdiction.

Moreover, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

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

This gift tax requires the payment of a fixed amount and the application of rates that range progressively from 1.603% to 9.513% on amounts exceeding certain thresholds depending on the degree of kinship and the relevant taxable base. Regarding the existence of gift tax in the remaining provincial jurisdictions, the analysis must be conducted taking into consideration the legislation of each province in particular.

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

Decrees No. 671/2023 and 749/2024 modify the application of PAIS tax regarding imports, as the payment of the tax on the purchase of foreign currency - including traveler’s checks - for hoarding or without a specific purpose related to the payment of obligations, under the current exchange market regulations, is hereby suspended for residents in the country.

Decree No. 777/2024, published in the Official Gazette on February 9, 2024, reduced the rates set forth in subsections (d) and (e) of the first paragraph of Section 13 bis of Title III of Decree No. 99 dated December 27, 2019, as amended, to 7.5%. This reduction is part of a series of measures aimed at stabilizing prices. Accordingly, the tax rate under the PAIS tax applicable to foreign currency purchases made by residents in the country for the payment of obligations related to the importation of certain goods, as well as for the acquisition of freight and other transportation services related to foreign trade operations, has been lowered.

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

Each warrant entitled its holder to purchase one common share and the exercise price of the warrants was USD 0.566. On November 16, 2022, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend distributed to the shareholders on November 11, 2022, being the Ratio of 1.0322 shares per option and a price of USD 0.548 per share. On May 11, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and shares distributed to the shareholders on May 8, 2023, being the Ratio of 1.1232 shares per option and a price of USD 0.5036 per share. On May 15, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and shares distributed to the shareholders on May 14, 2024, being the current Ratio of 1.3146 shares per option and a price of USD 0.4303 per share.

The warrants are available for trading on NASDAQ and ByMA under the tickers CRESW and CRE3W, respectively.

As of the date of this Annual Report, there are 84,261,280 warrants outstanding.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2024. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2024.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2024 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina (PCAOB ID 1349)- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted on our website www.cresud.com.ar. In 2005, our Code of Ethics was amended by our Board of Directors. The amendment was reported in a report on Form 6-K in August 2005.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provisions, we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next Annual Report and we will post it on our website.

In 2023, we adopted our incentive compensation clawback policy. For more information, see Exhibit 97 to this Annual Report.

C. Principal Accountant Fees and Service

Audit Fees

For the fiscal years ended June 30, 2024 and 2023, we were billed a total consolidated amount of ARS 954.5 million and ARS 240.6 million respectively, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

For the fiscal year ended June 30, 2024 and 2023 we were billed a total consolidated amount of ARS 0.0 million and ARS 13.5 million for professional services rendered by the principal accountant and not included under the prior category, mainly in connection with assurance services over non-financial information.

Tax Fees

For the fiscal years ended June 30, 2024 and 2023, we were billed a total consolidated amount of ARS 24.6 million and ARS 11.5 million, respectively, for professional services rendered by our principal accountants for tax compliance and tax advisory services.

All Other Fees

For the fiscal year ended June 30, 2024 and June 30, 2023 no fees related to services other than Audit Fees, Audit-Related Fees and Tax Fees were billed by our principal accountants.

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

Verify the independence of the external auditors;

Consider the professional experience and the adequacy of the external auditors’ work to international standards and the criteria they adopt to ensure their independence from the Company.

During the fiscal year, the Audit Committee carries out the following:

•	Analyzes the professional services that the external auditor would provide to the Company, evaluating the type of service and the corresponding fees, to maintain the independence principle of the external auditor with the company. According to the result of the analysis, the services are pre-approved by the Audit Committee.

•	Reports the fees invoiced by the external auditor during the year, separating them for accounting audit services and for other special services not included in the former.

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

•	Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and

•	Evaluate the performance of external auditors and their opinion regarding our Financial Statements.

D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 22, 2022, our Board of Directors decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the “2022 Plan”), under the terms of Section 64 of the CML and the rules of the CNV, for a maximum amount of the investment up to ARS 1,000 million. Such repurchases were made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves.

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

__________________

(1)	As of the settlement date of transaction.
(2)	Correspond to the sum of common shares and ADS’s purchased. Each ADS represents 10 common shares.

On November 17, 2022, our Board of Directors decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the “2022 Plan II”), under the terms of Section 64 of the CML and the rules of the CNV, for a maximum amount of the investment up to ARS 4,000 million. Such repurchases were made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves.

As of January 17, 2024, we finalized the 2022 Plan II having repurchased a total of 13,474,104 common shares for the 2022 Plan II, representing approximately 99.94% of the approved program and 2.3% of the share capital.

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of ADS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
11/17/2022 – 11/30/2022	862,151	182.53	—	—	862,151	3,842.6
12/01/2022 – 12/31/2022	2,554,578	195.86	—	—	2,554,578	3,342.3
01/01/2023 – 01/31/2023	2,408,630	254.61	—	—	2,408,630	2,729.0
01/02/2023 – 02/28/2023	1,988,045	262.85	—	—	1,988,045	2,206.5
01/03/2023 – 03/31/2023	4,857,108	277.30	—	—	4,857,108	859.6
01/01/2024 – 01/17/2024	803,592	1,066.88	—	—	803,592	2.3
Total	13,474,104	296.70	—	—	13,474,104

___________________

(1)	As of the settlement date of transaction.
(2)	Correspond to the sum of common shares and ADS’s purchased. Each ADS represents 10 common shares.

In April 2023, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated April 27, 2023, decided the distribution among the shareholders, on a pro rata basis, of 12,670,512 common shares repurchased.

In addition, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated October 5, 2023, decided the distribution among the shareholders, on a pro rata basis, of 5,791,355 common shares repurchased.

As of June 30, 2024, we own our shares in an amount equal to 0.3% of our capital stock, and as of October 21, 2024 we own our shares in an amount equal to 0.3% of our capital stock.

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

NASDAQ Standards for U.S. companies	Cresud’s Corporate Practices
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

Rule 5620(c) - Quorum.

In lieu of the requirements of Rule 4350(f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and both of them can be celebrated using teleconference technology, as long as the regulations related to accreditation, registration and quorum are complied with and the simultaneity of the shareholders and immediately of the process of verbal communication and issuance of votes is guaranteed. The supervisory committee shall state the regularity of the resolutions adopted. The board of directors shall establish the rules and technical matters related to remote participation pursuant to the current rules and in conformity with the Argentine Exchange Commission regulations. Shareholders physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. In connection with ordinary meetings, a quorum consists of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present or communicated through teleconference technologies, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present or communicated through teleconference technologies. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and maybe held with the number of shareholders present or communicated through teleconference technologies. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting or communicated through teleconference technologies, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

NASDAQ Standards for U.S. companies	Cresud’s Corporate Practices
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

H. Mine Safety Disclosures

This section is not applicable.

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

This section is not applicable.

J. Insider Trading Policies

Our code of ethics contains insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management and other employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us, such as periods of prohibition for the purchase or sale of equity securities or their options, and procedures to reduce the risk of insider trading. Our code of ethics is attached as Exhibit 11.1 to this Annual Report.

K. Cybersecurity

Governance

Cybersecurity is one of our strategic priorities. Our information security team defines the strategy, policies, practices, procedures, and organizational structure which we use to identify, analyze, evaluate, measure, mitigate, and monitor cybersecurity risks. We work together with various teams of our organization to conduct continuous analysis of potential failures, and vulnerabilities or risks that may affect our processes and assets.

We believe that information security and critical data governance are important to us. As a result, we have an information security management team led by our Information Security Manager, who has over 20 years of experience in the cybersecurity sector. He has deep knowledge in telecommunications, security awareness, access control, and technological risks. He has participated in information security training programs such as CISM (Certified Information Security Manager) and CISSP (Certified Information Systems Security Professional) and is responsible for evaluating and managing cybersecurity risks. Our information security management team is independent of our IT management and is integrated into our compliance management. This information security management has an individual annual budget, and a strategy which is based on two principles: (i) the continuous review and improvement of our information security model; and (ii) a cybersecurity framework based on the National Institute of Standards and Technology (NIST).

This strategy allows us to identify, protect, detect, respond to, and recover our systems and data from potential threats, and it is under constant evaluation. This strategy also ensures the proper integration of security into business processes, minimizing risks and impacts that could materially affect us or our subsidiaries.

Within this corporate governance model, there are preventive controls and processes that allow us to supervise and monitor our corporate information security strategy and carry out investments and initiatives that enable us to achieve our business objectives.

Cybersecurity

In response to the evolving cyber threats, we have undertaken several projects to improve our security systems. During 2023 and 2024, we carried out actions that allowed us to enhance the maturity level of our control systems based on internationally recognized cybersecurity best practices. Additionally, we identified residual risks, deepened cybersecurity awareness among our employees, implemented security measures on our employees’ user accounts, and established mechanisms for users to report cybersecurity incidents. These actions have enabled better incident management, increased protection against threats, and built an adequate cybersecurity environment for the organization.

In response to the evolution of cyber threats, we have external advisors with over 24 years of experience in the cybersecurity field who provide us with vulnerability assessment services, customized training, and protection recommendations against cyber threats. Additionally, we work with business partners who provide us with advanced tools for early threat detection, allowing us to identify potential cybersecurity risks.

Our main Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) systems have the levels of protection and contingency recovery that allow us to be prepared for the constant evolution of cyberattacks. During 2023 and 2024, we have carried out the following actions: (i) we conducted a risk analysis that allows us to identify residual risks to be treated or accepted; (ii) we deepened cybersecurity training for our employees with the aim of distributing simulations, tips, best practices, and knowledge about cybersecurity threats; (iii) we implemented the use of two-factor authentication on our employees’ user accounts to minimize the risk of identity theft and information theft; (iv) we established mechanisms for employees to report cybersecurity incidents for identification, management, containment, and analysis by the incident response team. These actions deepen our commitment to cybersecurity management, increase protection against threats, and build an adequate environment for the organization.

In recent years, the average number of cybersecurity incidents has increased significantly worldwide. Therefore, we focus on using advanced threat detection and blocking tools that allow us to prevent the most frequent cyberattacks, which are related to ransomware (hacking of virtual files), malware, spam, phishing, and executive impersonation (BEC - Business Email Compromise), among others.

Our Information Security Manager provides quarterly reports on cybersecurity to our Audit Committee, which assumes the responsibility for the strategy and oversight of cybersecurity issues. This allows involving senior management, providing knowledge of the status of each action taken, and adjusting the strategy based on the needs and direction of the business.

We have a cybersecurity incident response process to report to our Executive Committee, Audit Committee, and the SEC information about cybersecurity incidents that have had a significant impact on the Company. Our Information Security Manager is responsible for managing and resolving cybersecurity incidents that affect the Company. His main responsibilities include supervising the security detection and alert system, notifying relevant parties about detected incidents, conducting initial assessments of incidents, isolating compromised systems, coordinating recovery efforts with our IT management, investigating cybersecurity incidents, managing internal communication about incidents, and reviewing the effectiveness of implemented corrective and preventive measures.

We also have a Crisis Committee whose responsibilities include managing unforeseen situations that can negatively affect the Company’s operations and assets, coordinating a quick and effective response to a cybersecurity crisis, managing internal and external communication during the crisis, making critical real-time decisions, constantly evaluating the impact of the situation, adjusting decisions, and ensuring compliance with applicable laws and regulations.

Also, our Compliance Manager is responsible for ensuring that the Company complies with all laws, regulations, and standards related to the management of cybersecurity incidents applicable to it, cooperating with regulatory entities, promoting the review and updating of policies and procedures, acting as a spokesperson for the Executive Committee, and keeping the Executive Committee and the Audit Committee informed about the status of the Company’s regulatory and legal compliance.

Additionally, our legal management receives reports on cybersecurity incidents, cooperates in determining the materiality of such incidents, evaluates the severity and scope of such incidents from a legal perspective, reviews contracts with suppliers, evaluates the possibility of potential litigation, and provides legal guidance to the Executive Committee. Similarly, our fraud prevention management participates in the analysis of cybersecurity incidents to identify possible fraudulent activity, collects evidence for legal purposes, monitors suspicious transactions, and cooperates in reporting incidents.

Also, as part of our processes in contracts with suppliers, our company establishes specific contractual provisions to ensure that these partners comply with adequate data protection standards and security measures.

In 2023 and 2024, we have not recorded any significant Information Security events that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition. We are aware of the constant cybersecurity risks and continue to implement protective measures that allow us to minimize potential negative impacts on our business. However, these protective measures may be insufficient to fully protect against cybersecurity risks. For more information about these risks, see “Item 3. Key Information — D. Risk Factors - Risks Relating to Our Business -Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

Reference is made to pages F-1 through F-109

Index to Financial Statements (see page F-1).

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1(20)	Amended and reinstated By-laws “Estatutos” of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.
2.6(15)

Warrant Agent Agreement dated as of February 24, 2021, between Cresud S.A.C.I.F. y A. y Representaciones Sociedad Anónima, and Computershare, Inc. and Computershare Trust Company N.A., collectively as warrant agent.

4.1(1)	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.1.1(12)	(English Summary) Amendment to the Consulting Agreement by and among Cresud and Consultores Asset Management S.A., dated September 8, 2017.
4.2(2)	Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated June 30, 2004.
4.3(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and IRSA CP and us, dated August 23, 2007.
4.4(5)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(6)	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated March 12, 2010.
4.6(7)	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7(8)	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8(9)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(9)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and IRSA CP dated February 24, 2014.
4.10(10)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(11)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(12)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017
4.13(13)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14(16)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
4.15(17)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2020.

Exhibit No.	Description of Exhibit
4.16(18)	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2021.
4.17(19)	English translation of the Fourteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 12, 2022.
4.18(20)	English translation of the Fifteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 14, 2023.
4.19	English translation of the Sixteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated August 20, 2024.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
97	Incentive Compensation Clawback Policy.
99.1	Summary of investment properties by type as of June 30, 2024 (in accordance with Regulation S-X 12-28 (1)).

__________________________

(1)	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548) filed with the SEC on March 3, 1997.
(2)	Incorporated herein by reference to the report statement on Form 6-K (File No. 333-06548) filed with the SEC on July 1, 2004.
(3)	Incorporated herein by reference to the registrant’s report on Form 6-K (File No. 333-06548) filed with the SEC on August 1, 2005.
(4)	Incorporated herein by reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 27, 2007.
(5)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 30, 2009.
(6)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 30, 2010.
(7)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 28, 2011.
(8)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 30, 2012.
(9)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2014.
(10)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on November 17, 2015.
(11)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on November 1, 2016.
(12)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2017.
(13)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2018.
(14)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2019.
(15)	Incorporated by reference to the registrant’s registration statement on Form 8-A filed on June 22, 2021.
(16)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2019.
(17)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on November 16, 2020.
(18)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on November 1, 2021.
(19)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 28, 2022.
(20)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 20, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria

Date: October 22, 2024	By:	/s/ Matias I. Gavirionsky
Name: Matias I. Gavirionsky
Title: Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (the “Company”) as of June 30, 2024 and2023, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2024, including the related notes and the summary of investment properties by type as of June 30, 2024 listed in the index appearing under Item 19 (Exhibit No 99.1) (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Level 3 Investment Properties Valued Using Discounted Cash Flows

As described in Note 9 to the consolidated financial statements, the Company used a discounted cash flow model to value its Level 3 investment properties, which account for approximately 37,8% of the Company’s AR$ 1,750,304 million in investment properties at June 30, 2024. These properties are valued using assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value these investment properties included determining Weighted Average Cost of Capital “(WACC)” discount rates and future projected income based on estimates of macroeconomic variables such as inflation, exchange rates and gross domestic product. These valuation techniques require management to make estimates and judgments regarding the future behavior of multiple interrelated variables and changes in these assumptions could have a significant impact on the determination of the fair value of these properties.

The principal consideration for our determination that performing procedures relating to the Level 3 investment properties valued using a discounted cash flows method is a critical audit matter is the significant judgment by management to determine the fair value of these properties due to the use of a valuation model that included significant assumptions related to the determination WACC discount rates and future projected income based on estimates of macroeconomic variables such as inflation, exchange rates and gross domestic product; this in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and this audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of Level 3 investment properties valued using a discounted cash flows method, including controls over the Company’s methods, significant assumptions used and data. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of values for all significant assumptions and comparison of management’s estimate to the independently developed ranges. Developing the independent estimate involved testing the completeness and accuracy of data provided by management and evaluating management’s assumptions related to future behavior of certain macroeconomic variables, such as inflation, exchange rates and gross domestic product, and independently developing the WACC discount rate assumption.

/s/ PRICE WATERHOUSE & Co. S.R.L

                                                      (Partner)

/s/ Carlos Javier Brondo

Buenos Aires, Argentina

October 22, 2024

We have served as the Company’s auditor since 1995.

Glossary of terms

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Consolidated Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
BYMA	Buenos Aires Stock Exchange
CAMSA	Consultores Assets Management S.A.
CNV	National Securities Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
CPCCN	Civil and Commercial Procedural Code of Argentina
CPI	Consumer Price Index
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DN BV .	Dolphin Netherlands B.V
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
ECLASA	E-Commerce Latina S.A.
GCBA	Autonomous City of Buenos Aires Government
GCDI	GCDI S.A. (Former TGLT S.A.)
IAS	International Accounting Standards
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
LipStick	LipStick Management LLC
NASDAQ	National Association of Securities Dealers Automated Quotation
New LipStick	New LipStick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
NYSE	New York Stock Exchange
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
USA	United States of America
UVA	Units of purchasing power

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Financial Position

as of June 30, 2024 and 2023

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2024	06.30.2023
ASSETS
Non-current assets
Investment properties	9	1,750,304	2,178,340
Property, plant and equipment	10	510,482	540,773
Trading properties	11	19,533	22,422
Intangible assets	12	72,483	37,031
Group of assets held for sale		2,596	-
Right-of-use assets	13	79,985	69,622
Biological assets	14	28,025	34,570
Investment in associates and joint ventures	8	137,602	147,424
Deferred income tax assets	23	9,753	5,306
Income tax credit		14	82
Restricted assets	16	2,720	4,466
Trade and other receivables	17	141,683	125,244
Investment in financial assets	16	10,305	7,671
Derivative financial instruments	16	1,226	1,455
Total non-current assets		2,766,711	3,174,406
Current assets
Trading properties	11	411	535
Biological assets	14	58,285	69,454
Inventories	15	116,280	104,831
Income tax credit		2,299	4,250
Trade and other receivables	17	261,663	289,127
Investment in financial assets	16	146,103	162,808
Derivative financial instruments	16	6,724	22,893
Cash and cash equivalents	16	114,635	144,660
Total current assets		706,400	798,558
TOTAL ASSETS		3,473,111	3,972,964
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		696,243	778,999
Non-controlling interest		867,667	1,015,578
TOTAL SHAREHOLDERS' EQUITY		1,563,910	1,794,577
LIABILITIES
Non-current liabilities
Trade and other payables	20	50,585	45,532
Borrowings	22	475,591	592,035
Deferred income tax liabilities	23	638,166	724,553
Provisions	21	21,581	24,020
Payroll and social security liabilities		1,338	1,259
Lease liabilities	13	61,242	66,263
Derivative financial instruments	16	3,093	172
Total non-current liabilities		1,251,596	1,453,834
Current liabilities
Trade and other payables	20	248,494	282,108
Borrowings	22	346,944	381,566
Provisions	21	4,593	3,217
Payroll and social security liabilities		20,186	25,241
Income tax liabilities		6,701	6,138
Lease liabilities	13	18,536	21,653
Derivative financial instruments	16	12,151	4,630
Total Current liabilities		657,605	724,553
TOTAL LIABILITIES		1,909,201	2,178,387
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		3,473,111	3,972,964

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Income and Other Comprehensive Income

for the fiscal years ended June 30, 2024, 2023 and 2022

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2024	06.30.2023	06.30.2022
Revenues	25	711,373	707,412	767,704
Costs	26	(433,043)	(428,380)	(558,938)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		6,049	(4,809)	147,339
Changes in the net realizable value of agricultural products after harvest		7,174	(9,431)	(16,007)
Gross profit		291,553	264,792	340,098
Net (loss) / gain from fair value adjustment of investment properties	9	(348,674)	(191,996)	132,817
Gain from disposal of farmlands		52,612	55,825	44,088
General and administrative expenses	27	(84,851)	(103,206)	(72,463)
Selling expenses	27	(60,384)	(50,364)	(58,794)
Other operating results, net	28	21,374	(33,118)	(6,131)
Management fees		(7,866)	(17,683)	(33,388)
(Loss) / Profit from operations		(136,236)	(75,750)	346,227
Share of profit / (loss) of associates and joint ventures	8	32,953	5,869	(1,562)
(Loss) / Profit before financial results and income tax		(103,283)	(69,881)	344,665
Finance income	29	65,328	8,169	10,472
Finance cost	29	(73,493)	(88,095)	(124,744)
Other financial results	29	186,101	128,559	286,824
Inflation adjustment	29	(42,545)	41,526	3,202
Financial results, net	29	135,391	90,159	175,754
Profit before income tax		32,108	20,278	520,419
Income tax	23	61,872	270,180	(15,833)
Profit for the year		93,980	290,458	504,586

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates (i)		(80,791)	31,695	(173,495)
Revaluation surplus		3,826	1,905	4,773
Total other comprehensive (loss) / income for the year		(76,965)	33,600	(168,722)
Total comprehensive income for the year		17,015	324,058	335,864
Profit for the year attributable to:
Equity holders of the parent		78,460	162,990	297,052
Non-controlling interest		15,520	127,468	207,534
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		52,175	176,746	229,634
Non-controlling interest		(35,160)	147,312	106,230
Profit for the year per share attributable to equity holders of the parent (ii):
Basic		132.44	270.75	487.77
Diluted		111.80	237.94	437.48

(i)	The components of other comprehensive income/ (loss) do not generate an impact on income tax.
(ii)	See note 30 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2024, 2023 and 2022

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2023	586	7	203,681	18,970	252,185	(14,237)	19,500	167,348	130,959	778,999	1,015,578	1,794,577
Profit for the year	-	-	-	-	-	-	-	-	78,460	78,460	15,520	93,980
Other comprehensive loss for the year	-	-	-	-	-	-	-	(26,285)	-	(26,285)	(50,680)	(76,965)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(26,285)	78,460	52,175	(35,160)	17,015
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	7,957	58,968	(66,925)	-	-	-
Repurchase of treasury shares	(1)	1	-	-	-	-	-	(1,280)	-	(1,280)	(11,912)	(13,192)
Reserve for share - based payments	-	-	-	-	-	(558)	-	212	-	(346)	(541)	(887)
Dividends distribution	-	-	-	-	-	-	-	(31,373)	(92,222)	(123,595)	(145,405)	(269,000)
Exercise of warrants (ii)	3	-	36	(493)	16,154	-	-	-	-	15,700	728	16,428
Issuance of shares	6	(6)	-	-	-	(7,558)	-	7,558	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	(26,015)	-	(26,015)	40,533	14,518
Other changes in shareholders' equity	-	-	-	-	-	-	-	5,078	(4,473)	605	445	1,050
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	96	96
Integration of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	3,305	3,305
Balance as of June 30, 2024	594	2	203,717	18,477	268,339	(22,353)	27,457	154,211	45,799	696,243	867,667	1,563,910

(i)	Includes ARS 20 of inflation adjustment of Treasury shares. See Note 19 to these Consolidated Financial Statements.
(ii)	As of June 30, 2024, the remaining warrants to exercise amount to 85,998,622. See Notes 19 and 36 to these Consolidated Financial Statements.
(iii)	Group’s other reserves for the year ended June 30, 2024 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2023	(9,617)	22,104	-	1,962	127,174	25,725	167,348
Other comprehensive (loss) / income for the year	-	(29,475)	-	-	-	3,190	(26,285)
Total comprehensive (loss) / income for the year	-	(29,475)	-	-	-	3,190	(26,285)
Assignment of results - Shareholders’ meeting	-	-	58,968	-	-	-	58,968
Repurchase of treasury shares	(1,280)	-	-	-	-	-	(1,280)
Issuance of shares	7,558	-	-	-	-	-	7,558
Dividends distribution	-	-	(31,373)	-	-	-	(31,373)
Changes in non-controlling interest	-	-	-	-	-	(26,015)	(26,015)
Reserve for share-based payments	565	-	-	-	-	(353)	212
Other changes in shareholders' equity	-	30	-	-	4,473	575	5,078
Balance as of June 30, 2024	(2,774)	(7,341)	27,595	1,962	131,647	3,122	154,211

(i)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2024, 2023 and 2022

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2022	590	2	203,665	19,240	250,050	1,821	9,200	5,142	169,488	659,198	997,063	1,656,261
Profit for the year	-	-	-	-	-	-	-	-	162,990	162,990	127,468	290,458
Other comprehensive income for the year	-	-	-	-	-	-	-	13,756	-	13,756	19,844	33,600
Total comprehensive income for the year	-	-	-	-	-	-	-	13,756	162,990	176,746	147,312	324,058
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	10,300	170,863	(181,163)	-	-	-
Issuance of shares	13	(13)	-	-	-	(16,075)	-	16,075	-	-	-	-
Repurchase of treasury shares	(18)	18	-	-	-	-	-	(22,771)	-	(22,771)	(2,792)	(25,563)
Reserve for share-based payments	-	-	-	-	-	17	-	293	-	310	672	982
Exercise of warrants	1	-	16	(270)	2,135	-	-	-	-	1,882	46	1,928
Changes in non-controlling interest	-	-	-	-	-	-	-	27,250	-	27,250	(29,664)	(2,414)
Dividends distribution	-	-	-	-	-	-	-	(43,689)	(20,356)	(64,045)	(97,422)	(161,467)
Other changes in shareholders' equity	-	-	-	-	-	-	-	429	-	429	251	680
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	6	6
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	106	106
Balance as of June 30, 2023	586	7	203,681	18,970	252,185	(14,237)	19,500	167,348	130,959	778,999	1,015,578	1,794,577

(i)	Includes ARS 8 of inflation adjustment of Treasury shares. See Note 19 to these Consolidated Financial Statements.
(ii)	Group’s other reserves for the year ended June 30, 2023 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2022	(2,921)	9,808	1,962	-	(3,707)	5,142
Other comprehensive income for the year	-	11,719	-	-	2,037	13,756
Total comprehensive income for the year	-	11,719	-	-	2,037	13,756
Assignment of results - Shareholders’ meeting	-	-	-	170,863	-	170,863
Repurchase of treasury shares	(22,771)	-	-	-	-	(22,771)
Issuance of shares	16,075	-	-	-	-	16,075
Changes in non-controlling interest	-	-	-	-	27,250	27,250
Dividends distribution	-	-	-	(43,689)	-	(43,689)
Reserve for share-based payments	-	-	-	-	293	293
Other changes in shareholders' equity	-	577	-	-	(148)	429
Balance as of June 30, 2023	(9,617)	22,104	1,962	127,174	25,725	167,348

(i)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2024, 2023 and 2022

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2021	589	2	203,659	19,351	249,273	1,785	9,200	15,182	53,803	(126,693)	426,151	964,658	1,390,809
Profit for the year	-	-	-	-	-	-	-	-	-	297,052	297,052	207,534	504,586
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(67,418)	-	(67,418)	(101,304)	(168,722)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	(67,418)	297,052	229,634	106,230	335,864
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	-	(29,331)	-	29,331	-	-	-
Exercise of warrants	1	-	6	(111)	777	-	-	-	-	-	673	50	723
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	(1,198)	(1,198)
Reserve for share-based payments	-	-	-	-	-	36	-	-	116	-	152	407	559
Changes in non-controlling interest	-	-	-	-	-	-	-	-	16,109	-	16,109	(283)	15,826
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(69,481)	(69,481)
Other changes in shareholders' equity	-	-	-	-	-	-	-	14,149	2,532	(30,202)	(13,521)	(3,666)	(17,187)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	346	346
Balance as of June 30, 2022	590	2	203,665	19,240	250,050	1,821	9,200	-	5,142	169,488	659,198	997,063	1,656,261

(i)	Includes ARS 11 of inflation adjustment of Treasury shares.
(ii)	Group’s other reserves for the year ended June 30, 2022 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (i)	Total other reserves
Balance as of June 30, 2021	(2,921)	77,925	1,962	(23,163)	53,803
Other comprehensive (loss) / income for the year	-	(70,857)	-	3,439	(67,418)
Total omprehensive (loss / income for the year	-	(70,857)	-	3,439	(67,418)
Reserve for share-based payments	-	-	-	116	116
Changes in non-controlling interest	-	-	-	16,109	16,109
Other changes in equity	-	2,740	-	(208)	2,532
Balance as of June 30, 2022	(2,921)	9,808	1,962	(3,707)	5,142

(i)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Cash Flows

for the fiscal years ended June 30, 2024, 2023 and 2022

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2024	06.30.2023	06.30.2022
Operating activities:
Net cash generated from operating activities before income tax paid	18	77,079	155,140	184,491
Income tax paid		(8,469)	(21,486)	(9,827)
Net cash generated from operating activities		68,610	133,654	174,664
Investing activities:
Proceeds from the sale of participation in joint ventures		23,781	-	-
Capital contributions to associates and joint ventures		-	(89)	(4,997)
Proceeds from sales of intangible assets		-	-	48
Contributions to associates and joint ventures pending subscription		-	(167)	(457)
Acquisition and improvement of investment properties		(12,863)	(21,935)	(49,131)
Proceeds from sales of investment properties		35,809	84,129	208,060
Acquisitions and improvements of property, plant and equipment		(78,382)	(67,614)	(32,215)
Acquisition of intangible assets		(2,154)	(1,371)	(921)
Proceeds from sales of property, plant and equipment		78,064	66,292	23,020
Dividends collected from associates and joint ventures		12,409	2,400	29,314
Proceeds from loans granted		1,662	2,021	3,630
Acquisitions of investments in financial assets		(553,671)	(205,928)	(217,746)
Proceeds from disposal of investments in financial assets		566,015	194,173	144,882
Interest received from financial assets		19,503	445	719
Payments of derivative financial instruments		2,399	3,061	(936)
Net cash generated from investing activities		92,572	55,417	103,270
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		303,868	372,096	226,495
Payment of borrowings and non-convertible notes		(287,766)	(409,481)	(337,528)
Obtaining of short term loans, net		32,549	15,541	18,573
Interest paid		(126,241)	(127,316)	(129,842)
Capital contributions from non-controlling interest in subsidiaries		96	-	-
Lease liabilities paid		(2,737)	(1,390)	(8,393)
Repurchase of treasury shares		(13,192)	(25,563)	(1,198)
Dividends paid		(123,587)	(162,952)	(66,588)
Exercise of warrants		16,428	1,928	673
Share capital increase in subsidiaries of non-controlling interest		-	-	346
Capital contributions received		-	-	985
Repurchase of non-convertible notes		(7,947)	-	-
Net cash used in financing activities		(208,529)	(337,137)	(296,477)
Net decrease in cash and cash equivalents		(47,347)	(148,066)	(18,543)
Cash and cash equivalents at the beginning of the year	16	144,660	279,617	361,569
Foreign exchange gain on cash and unrealized fair value result for cash and cash equivalents		36,698	26,609	-
Inflation adjustment of cash and cash equivalents		(19,376)	(13,500)	(63,409)
Cash and cash equivalents at the end of the year	16	114,635	144,660	279,617

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

The Board of Directors has approved these Financial Statements for issuance on October 22, 2024.

As of June 30, 2024, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business.

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

Urban Properties and Investments Business

The activities of the urban properties and investments business are carried out mainly through IRSA. Through IRSA, the Group manages, develops and owns 14 shopping malls in Argentina, 5 office buildings, 3 hotels and an extensive land reserve for future mixed-use developments, and since 2009 it entered the real estate market of the US, mainly through the acquisition of non-controlling interests in office buildings and hotels. Indistinctly through IRSA, the Group also develops residential properties for sale. The Group uses the term “real estate” interchangeably in these consolidated financial statements to denote investment activities, development and/or sale of properties.

The activities of the “Others” segment of the Group are carried out mainly through BHSA, in which IRSA holds, directly and indirectly, a 29.89% stake (See note 8). BHSA is a commercial bank that offers a wide range of banking activities and related financial services to individuals, small, medium and large companies, including the granting of mortgage loans. BHSA's shares are listed on BYMA (Merval: BHIP).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

2. Summary of significant accounting policies

2.1. Basis of preparation of the Consolidated Financial Statement

(a) Basis of preparation

The CNV, through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the FACPCE, which adopt the IFRS Accounting Standards issued by the IASB, for entities included in the public offering regime, either by their capital or their negotiable obligations, or those that have requested authorization to be included in the aforementioned regime.

 The application of these standards is mandatory for the Company, starting from the fiscal year beginning on July 1, 2012.

These Consolidated Financial Statements have been prepared in accordance with Technical Resolution No. 26 “Professional Accounting Standards: Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).” The financial statements have been prepared in accordance with the accounting policies based on the IFRS Accounting Standards as issued by IASB and the CNV rules applicable as of June 30, 2024.

Additionally, some additional matters required by the General Companies Law and/or CNV regulations were included, among them, the supplementary information provided in the last paragraph of article 1, chapter III, title IV, of CNV General Resolution No. 622/13. This information is included in notes to these financial statements, as permitted by IFRS Accounting Standards.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting fiscal year, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

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

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply.  Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the CNV ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these Consolidated Financial Statements have been reported in terms of the measuring unit current as of June 30, 2024 according to IAS 29.

Pursuant to IAS 29, the Financial Statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the Financial Statements. All the amounts included in the Consolidated Statement of Financial Position which are not stated in terms of the measuring unit current as of the date of the Financial Statements should be restated applying the general price index. All items in the Consolidated Statement of Income and Other Comprehensive Income should be stated in terms of the measuring unit current as of the date of the Financial Statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the Financial Statements.

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

-	Non-monetary assets, and liabilities and equity component are recorded at restated cost as of the balance sheet date.
-	All items in the Consolidated Statement of Income and Other Comprehensive Income are restated applying the relevant conversion factors.
-

The effect of inflation in the Group’s net monetary position is included in the Consolidated Statement of Income and Other Comprehensive Income under Financial results, net, in the item “Inflation adjustment”.

-	Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

-

Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later. The resulting amount was included in the “Inflation adjustment of share capital and treasury shares” account.

-	The currency translation was restated in real terms.
-	Other comprehensive income/ (loss) was restated as from each accounting allocation.
-	The other reserves were restated from the initial application.

In relation to the inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price Index (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below show the evolution of these indexes in the last two fiscal years and as of June 30, 2024 according to official statistics (INDEC) following the guidelines described in Resolution 539/18:

Price variation	June 30, 2022	June 30, 2023	June 30, 2024	Cumulative as of June 30,2024 (3 years)
Annual	64%	116%	272%	1.213%

As a consequence of the aforementioned, these financial statements as of June 30, 2024 were restated in accordance with IAS 29.

(b) Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its Consolidated Statement of Financial Position according to the operating cycle of each activity. Current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(f) Reporting cash flows

The Group reports operating activities cash flows using the indirect method. Interest paid is presented within financing activities. Interest received for financing of operating activities is presented within operating activities whereas the rest is presented within investing activities. The acquisitions and disposals of investment properties are disclosed within investing activities as this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed within operating activities because these items are sold in the ordinary course of business.

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

06-30-2024
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The IASB amended IAS 1 Presentation of Financial Statements to require entities to disclose their material rather than their significant accounting policies. The amendments define what is ‘material accounting policy information’ (being information that, when considered together with other information included in an entity’s financial statements, can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements) and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.

To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

06-30-2024

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

** The amendments must be applied immediately, subject to any local endorsement process, and retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. However, the disclosures about the known or reasonably estimable exposure to Pillar Two income taxes are only required for annual reporting periods beginning on or after 1 January 2023 and do not need to be made in interim financial reports for interim periods ending on or before 31 December 2023.

Immediately, except for certain disclosures as noted on the left **

The adoption of this amendment has not had a material impact for the Group.

Standards and amendments not yet adopted by the Group

Standards and amendment	Description	Date of mandatory adoption for the Group in the year ended on
Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Special transitional rules apply if an entity had early adopted the 2020 amendments regarding the classification of liabilities as current or non-current.

Annual periods beginning on or after 1st January 2024.
Lease Liability in a Sale and Leaseback – Amendments to IFRS 16

In September 2022, the IASB finalised narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction.

The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognising any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate.

Annual periods beginning on or after 1st January 2024.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Supplier finance arrangements amendments – amendments to IAS 7 and IFRS 7

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

Annual periods beginning on or after 1st January 2024.
Sale or contribution of assets between an investor and its associate or joint venture - Amendments to IFRS 10 and IAS 28

The IASB has made limited scope amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures.

The amendments clarify the accounting treatment for sales or contribution of assets between an investor and their associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations').

Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognised by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively.

In December 2015, the IASB decided to defer the application date of this amendment until such time as the IASB has finalized its research project on the equity method
Amendments to IAS 21 - Lack of Exchangeability

The amendments to IAS 21, issued in August 2023, have been prepared to respond to concerns about diversity in practice when accounting for the lack of interchangeability between currencies. The amendments will assist businesses and investors by addressing an issue that was not previously covered in the accounting requirements for the effects of changes in exchange rates.

An entity shall apply such amendments for annual reporting periods beginning on or after January 1, 2025. Early application is permitted, although it has not been approved by the CNV as of the date of issuance of these Financial Statements. If an entity applies the modifications for a prior period, it shall disclose that fact.

IFRS 18 Presentation and Disclosure in Financial Statements

This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

● the structure of the statement of profit or loss;

● required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

● enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

Annual periods beginning on or after 1st January 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures

This new standard works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries.

A subsidiary is eligible if:

● it does not have public accountability; and

● it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

Annual periods beginning on or after 1st January 2027. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Financial Statements.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the Consolidated Statement of Income and Other Comprehensive Income as “Bargain purchase gains”.

The Group conducts its business through several operating and investment companies, the principal are listed below:

Agricultural Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.2024	06.30.2023	06.30.2022
Cresud's direct equity interest in:
Brasilagro (1) (2)	Brazil	Agricultural	35.22%	37.88%	39.56%
Futuros y Opciones.Com S.A. (5)	Argentina	Brokerage	51.21%	49.55%	50.10%
Helmir S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
IRSA (2)	Argentina	Real estate	55.40%	56.93%	53.94%
Brasilagro's direct equity interest in:
Araucária Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Cajueiro Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Ceibo Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Cremaq Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Engenho de Maracajú Ltda. (3)	Brazil	Agricultural	-	-	100.00%
Flamboyant Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Jaborandi Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Mogno Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Palmeiras S.A.	Paraguay	Agricultural	100.00%	100.00%	100.00%
Agropecuaria Morotí S.A.	Paraguay	Agricultural	100.00%	100.00%	100.00%
Agrifirma Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Agropecuaria Acres del Sud S.A. (2) (4)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Ombú Agropecuaria S.A. (4)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yatay Agropecuaria S.A. (4)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yuchán Agropecuaria S.A. (2) (4)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Futuros y Opciones.Com. S.A.'s direct equity interest in:
Amauta Agro S.A. (5)	Argentina	Agricultural	98.57%	98.57%	98.57%
FyO Acopio S.A. (5)	Argentina	Warehousing and brokerage	98.57%	98.57%	98.57%
FyO Chile SPA	Chile	Brokerage	100.00%	100.00%	100.00%
Helmir S.A.'s direct equity interest in:
FyO Holding S.A.	Uruguay	Investment	50.10%	50.10%	50.10%

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

(2)	Includes interest indirectly held through Helmir.
(3)	Liquidated during the fiscal year ended June 30, 2022.
(4)	Includes indirect participation of Cresud through Brasilagro.
(5)

As of June 30, 2024 and 2023, the Group owns 51.75% and 50.10% of the common shares of Futuros y Opciones S.A (FyO), respectively. The preferred options held by FyO management have only economic rights, the voting rights are held by common shareholders.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban Properties and Investments Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.2024	06.30.2023	06.30.2022
IRSA's direct equity interest:
ECLASA	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A. (4)	Uruguay	Investment	-	-	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
U.T. IRSA y Galerias Pacifico (1) (2)	Argentina	Investment	-	50.00%	50.00%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A. (in liquidation)	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A.U.	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%	100.00%	100.00%
We Are Appa S.A.	Argentina	Design and software development	98.67%	98.67%	93.63%
Shefa Fiduciaria S.A.U.	Argentina	Trustee Company	100.00%	-	-
Fideicomiso Shefa V.C.	Argentina	Investment	100.00%	-	-
Tyrus S.A.'s direct equity interest in:
DFL y DN B.V.	Bermudas/ Netherlands	Investment	99.63%	99.59%	99.50%
Real Estate Development LLC	United States	Investment	100.00%	-	-
IRSA International LLC	United States	Investment	100.00%	100.00%	100.00%
Jiwin S.A. (4)	Uruguay	Investment	-	-	100.00%
Liveck Ltd. (3)	British Virgin Islands	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	United States	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct equity interest in:
Real Estate Investment Group VII LP (REIG VII) (4)	Bermudas	Investment	-	-	100.00%
DFL's direct equity interest in:
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%

(1)

The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholders agreement that confers its majority of votes in the decision making process.

(2)	Liquidated in September 2023.
(3)	Includes Tyrus’ and IRSA’s equity interests.
(4)	Liquidated in October 2022.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(d) Associates and joint arrangements

Associates are all entities over which the Group has significant influence but not control, usually representing an interest between 20% and less than 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, except as otherwise indicated as explained below. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition. Joint arrangements are arrangements of which the Group and another party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Investments in associates and joint ventures are accounted for under the equity method. Under the equity method of accounting, interests in joint ventures are initially recognized in the Consolidated Statement of Financial Position at cost and adjusted thereafter to recognize the Group’s share of post-acquisition profits or losses and other comprehensive income in the Consolidated Statement of Income and Other Comprehensive Income.

The Group determines at each reporting date whether there is any objective evidence that the investment in associates and joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and it’s carrying value and recognizes such difference in "Share of profit / (loss) of associates and joint ventures" in the Consolidated Statement of Income and Other Comprehensive Income.

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

Foreign exchange gains and losses are presented in the Consolidated Statement of Income and Other Comprehensive Income within other financial income, as appropriate, unless they have been capitalized.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a)	assets, liabilities and goodwill for each Consolidated Statement of Financial Position presented are translated at the closing rate at the date of that financial position;
(b)

income and expenses for each Statement of Comprehensive Income and Other Comprehensive Income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(c)	all resulting exchange differences are recognized in the Consolidated Statement of Comprehensive Income and Other Comprehensive Income.

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

Generally, fair value of farmlands, office buildings and land reserves is based on comparable active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset (Level 2). If this information is not available, the Group uses alternative valuation methods, such as recent prices in less active markets or discounted cash flow projections.

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

Changes in fair values are recognized in the Consolidated Statement of Comprehensive Income and Other Comprehensive Income under the line item “Net gain from fair value adjustment of investment properties”.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The Group also has some hotel properties. Based on the respective contractual arrangements with hotel managers and / or given their direct operators nature, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under "Property, plant and equipment".

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged as incurred in the Consolidated Statement of Income and Other Comprehensive Income. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

The remaining useful life as of June 30, 2024 is as follows:

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

Gains and losses on disposals are determined by comparing the proceeds, net of direct expenses related to such sales, with the carrying amount. Gains and losses from the disposal of farmlands are disclosed within “Gains from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income. All other gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the Consolidated Statement of Comprehensive Income and Other Comprehensive Income.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

A Group company is the lessor

Properties leased out to tenants under operating leases are included in “Investment properties” in the Consolidated Statement of Financial Position. See Note 2.23 for the recognition of rental income.

A Group company is the lessee

The Group has entered into some operating lease agreements, mainly related to agribusiness activities. By virtue of these contracts, the Group leases land open for agricultural exploitation during one or more crop seasons. The lease price is generally set at a fixed amount in dollars or at a certain number of quintals of soybeans (or equivalent measurement unit) during the entire lease term. Lease payments can be made in installments or in advance at the beginning of the lease. The lease costs are recognized in the Consolidated Statement of Income and Other Comprehensive Income in relation to the degree of ripeness of the harvest since the Group considers that this systematic base is more representative of the time pattern of the leases’ benefits.

Additionally, the Group maintains other operating leases not related to agricultural activity, mainly associated with the leasing of offices. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the Consolidated Statement of Income and Other Comprehensive Income on a straight-line basis over the period of the lease.

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

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are recorded in the Consolidated Statement of Income and Other Comprehensive Income and are not reversed in a subsequent period.

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

For the Group’s operations in Argentina and Brazil, harvested crops are perpetually measured at net realizable value until the point of sale because there is an active market for such products, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry of measuring the inventories at net realizable value. Changes in net realizable value are recognized in the Consolidated Statement of Income and Other Comprehensive Income in the year in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

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

The line item “Cost of sales and services from agricultural business” within “Costs” in the Consolidated Statement of Income and Other Comprehensive Income represents the recognition as an expense of agricultural produce held in inventory, valued at either cost or net realizable value, as applicable, or biological assets valued at fair value less costs to sell.

Either the fair value of a biological asset in its present location and condition is determined based on the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate or the current quoted market price in the most relevant market.

Biological assets are measured at fair value less costs to sell on initial recognition and at each Consolidated Statement of Financial Position date, except where fair value cannot be reliably measured. Cost approximates fair value when little or no biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material. Costs to sell include all incremental costs directly attributable to the sale of the biological assets, excluding finance costs and income taxes.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

If either of the two criteria mentioned in the previous paragraph is not met, the debt instrument is classified as an asset at fair value through profit or loss. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income.

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

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or loss are expensed in the Consolidated Statement of Income and Other Comprehensive Income.

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

Financial assets and liabilities are offset, and the net amount reported in the Consolidated Statement of Financial Position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

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

Trading derivatives are classified as a current asset or liability on the Consolidated Statement of Financial Position. Gains and losses on derivatives are classified according to their nature. Gains and losses on commodity derivatives are classified within the line item “Other operating income, net”. Gain and losses on all other derivatives are classified in the Consolidated Statement of Income and Other Comprehensive Income where the results of the items covered are recognized.

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

The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of a separate account, and the amount of the loss is recognized in the Consolidated Statement of Income and Other Comprehensive Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the Consolidated Statement of Income and Other Comprehensive Income.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized in the Consolidated Statement of Income and Other Comprehensive Income.

2.20 Employee benefits

(a) Defined contribution plans

The Group operates a defined contribution plan, which is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current year or prior periods. The contributions are recognized as employee benefit expenses in the Consolidated Statement of Income and Other Comprehensive Income in the fiscal year they are due.

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

2.21 Current income tax, deferred income tax and minimum presumed income tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. Income tax is recognized in the Consolidated Statement of Income and Other Comprehensive Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the date of the Consolidated Statement of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the Consolidated Statement of Financial Position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Revenue from sale of farms is not recognized until performance obligations are met, which consists of: (i) the sale be in completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred all risks and rewards to the buyer and does not have a continuing involvement. Usually this coincides with the buyer making the first down payment, moment when the transfer of possession is completed, according to the contractual terms. The result from sales of farms is presented in the Consolidated Statement of Income and Other Comprehensive Income as “Gain from disposal of farmlands” net of the related cost.

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

Lessees of rental space located within shopping malls are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Contingent Rent”), which generally ranges between 2% and 12% of the lessees’ gross sales. In addition, in accordance with the standard terms of the typical commercial lease, the Base Rent is adjusted at that time by the Consumer Price Index (CPI) in Argentina.

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

Rental income from offices and other rental properties is recognized in the Consolidated Statement of Income and Other Comprehensive Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group determines that its barters have commercial substance and that the conditions for recording the income from the transfer of parcels or land are met at the time the swap operation is carried out. Revenues are recorded at the fair value of the goods delivered, adjusted as appropriate by the amount of cash received, and it will be recognized in the Consolidated Statement of Income and Other Comprehensive Income and other comprehensive income depending on the specific category in which the exchanged asset is classified. If the asset falls under the Investment properties category, the revenue will be recognized under the line 'Net gain from fair value adjustment of investment properties.' However, if the asset is classified as Trading properties, the revenue will be recognized as operating income from the sale of trading properties. In exchange for the parcels or land transferred, the Group generally receives cash and / or a right to receive future units that are part of the projects to be built on the parcels or land exchanged. This right is initially recognized at cost (this being the fair value of the land transferred) as an intangible asset in the statement of financial position denominated “Future units to be received from barters”. Said intangible asset is not adjusted in subsequent years unless it is impaired.

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

Cost of sales of agricultural business:

The line " Cost of sales and services from agricultural business" within the Group's costs in the Consolidated Statement of Income and Other Comprehensive Income represents the cost of sales of agricultural products included in inventories, valued at cost or net realizable value, as appropriate, or biological assets valued at fair value less costs to sell.

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

2.27 Comparability of information

The balances as of June 30, 2023 and 2022 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

4. Acquisitions and disposals

Significant acquisitions and disposals for the for the fiscal year ended June 30, 2024 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2023, are detailed in Note 4 to the Annual Financial Statements as of June 30, 2023.

Agricultural business

Sale of fraction of “Los Pozos” farm

On October 5, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of field land known as Registration 5,421 of the establishment called “Los Pozos” located in the province of Salta, with a total area of 4,262 hectares. The total price was USD 2.3 million, of which USD 1.4 million remains to be received, which will be paid in two installments, the last of which is dated September 23, 2025, with a mortgage guarantee for said balance.

Sale of fraction of “El Tigre” farm

On December 14, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of 500 hectares of agricultural activity from its “El Tigre” farm, located in the department of Trenel, province of La Pampa, Argentina. The total price was USD 3.8 million, of which USD 0.9 million remains to be received, which will be paid in two installments, the last of which is dated December 12, 2025, with a mortgage guarantee for said balance. After this transaction, the Company keeps the ownership of approximately 7,860 hectares of “El Tigre” farm.

Sale of fraction of “Chaparral” farm

On March 26, 2024, BrasilAgro sold a fraction of 12,335 hectares (8,796 productive hectares) of the “Chaparral” farm located in Correntina, State of Bahia, Brazil, that was acquired in 2007. After this operation, a remaining surface of 24,847 hectares of this farm is still owned by BrasilAgro. The total amount of the operation was set at BRL 364.5 million, subject to variations in the soybean bag price, and the portion of the farm that was sold was valued on the books at BRL 34.0 million. The result of the sale has been recognized in the current fiscal year.

Urban property business and investments

“Maple Building" sale

On July 24, 2023, IRSA signed the deed for the sale of all the functional and complementary units of the “Maple Building” located at 652/664 Suipacha Street in the Autonomous City of Buenos Aires. The price of the operation was USD 6.75 million, of which USD 3 million has been collected in cash, USD 0.75 million through the delivery of 3 functional units in a building owned by the buyer at Avenida Córdoba 637 in the Autonomous City of Buenos Aires, with a bailment agreement for 30 months and the remaining balance of USD 3 million will be paid as follows:

- USD 2.5 million in 10 semiannual, equal and consecutive installments of USD 0.25 million, the first due 24 months from the signing of the deed, with an annual interest of 5%;

- USD 0.5 million through the provision of services by the buyer, which were valued at the CCL exchange rate according to the conditions agreed in the contract.

“261 Della Paolera” floor sale

On August 9, 2023, IRSA signed the deed for the sale of the 9th floor of the "261 Della Paolera" tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires with a total of 1,184 square meters, 10 parking spaces, and 2 complementary units of the same building. The transaction price was approximate USD (MEP) (see note 9) 6.3 million, which had already been paid in ARS.

On October 5, 2023, the transfer deed was signed for the sale of the 25th and 26th floors of the “261 Della Paolera” tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires for a total of 2,395 square meters, 18 units of garages and 6 complementary units of the same building. The transaction price was approximately USD (MEP) (see note 9) 14.9 million, all of which were paid in full in ARS.

After this transaction, IRSA keeps the property of 4 floors of the building with an approximate leasable area of 4,937 square meters, in addition to parking spaces and other complementary spaces.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Vista al Muelle – Boating Trust transaction

On October 31, 2023, Vista al Muelle S.A. (VAM), a subsidiary of Liveck L.T.D., sold two of its plots in the department of Canelones (Uruguay) to the Boating Trust for USD 6.8 million. In the same transaction, the trust sold units in Tower II to VAM for USD 5 million, which VAM used to fully settle its debt with the Chamyan family. The operation resulted in a profit of USD 1 million.

Sale of Quality Investment S.A.

On August 31, 2023, IRSA sold and transferred 100% of its participation in Quality Invest S.A. representing 50% of the share capital. The amount of the transaction amounted to USD 22.9 million, of which USD 21.5 million has been collected together with the transfer of the shares and the balance of USD 1.4 million will be collected after 3 years, accruing an interest of 7% per year.

Ezpeleta land plot Barter Agreement

On December 7, 2023, IRSA signed a barter agreement transferring the “Ezpeleta land plot” of 46 hectares, located in the district of Quilmes, Buenos Aires province.

The real estate project to be developed on the property consists of a gated community with 330 single-family lots and 6 macro lots for medium-density developments.

The transaction price was set at USD 16.4 million and will be paid to IRSA through the delivery of 125 single-family lots of the project and also 40% of the buildable square meters of the multifamily lots of said project.

Additionally, IRSA received the sum of ARS 62.3 million in cash as part of the consideration.

The amounts are expressed in the currency of the transaction date.

Sale of GCDI common-shares

During the months of November and December 2023, IRSA sold 1,583,560 common-shares of GCDI, equivalent to 0.17% of the capital share, for a total of ARS 25.5 million.

Additionally, during the first quarter of 2024, IRSA sold 5,017,588 common-shares of GCDI, equivalent to 0.55% of the capital share, for a total of ARS 165 million.

The amounts are expressed in the currency of the transaction date.

Del Plata Building Trust

On November 10, 2023, IRSA executed a Trust Administration Contract at cost for a project development and construction of a residential building, stores (gastronomic use), and complementary parking spaces, which is subject to fulfillment of certain suspensive conditions detailed below, and in which the Company will have the character of money trustor and developer. Likewise, and as beneficiary of the trust, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, will act as trustee.

The aforementioned trust contract involves the contribution of a building owned by Banco Hipotecario S.A. (“BHSA”), an entity in which the Company holds a significant interest. The building is located in the block embraced by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires. The contribution was made on December 28, 2023.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The trust underlying project has approval for the Microcentro district reconversion regime issued by the Government of the City of Buenos Aires (Law 6508). On June 14, 2024, the GCBA issued Joint Resolution No. 1078/MHFGC/24 which suspended the effects of the tax benefits granted to the Trust, which are vested rights of the Trust. In order to preserve its rights, on July 17, 2024, the Trust filed an administrative appeal against such measure in order to have it revoked and restore the suspended tax benefits. The appeal is still pending, and no decision has yet been rendered.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. Shown below the net carrying amounts of the Company’s financial instruments nominated in USD, broken down by the functional currencies in which the Company operates for the years ended June 30, 2024 and 2023. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

Agricultural business

As of June 30, 2024 and 2023, the book value net liability of the Group's instruments denominated in foreign currency is equivalent to the sum of ARS 243,836 and ARS 291,190, respectively. The Group estimates that, other factors being constant, a 10% appreciation in real terms of the US dollar against the respective functional currencies at year-end would result in a lower gain before income tax for the years ended June 30, 2024 and 2023 for an amount of ARS 24,384 (loss) and ARS 29,119 (loss), respectively. A 10% depreciation in real terms of the US dollar against the functional currencies would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivative instruments, such as future foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2024, the Group has future exchange contracts pending for an amount of ARS 191 (asset) and ARS 3,712 (liability). As of June 30, 2023, the Group had future exchange contracts pending for an amount of ARS 6,587 (asset) and ARS 448 (liability).

Urban properties and investments business

As of June 30, 2024 and 2023, the book value net liability of the Group's instruments denominated in foreign currency is equivalent to the sum of ARS 198,984 and ARS 234,650, respectively. The Group estimates that, other factors being constant, a 10% appreciation in real terms of the US Dollar against the respective functional currencies at year-end would result in a net additional loss before income tax for the years ended June 30, 2024 and 2023 for an amount of ARS 19,898 (loss) and ARS 23,465 (loss), respectively. A 10% depreciation in real terms of the US Dollar against the functional currencies would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2024 and 2023, the Group has future exchange contracts pending for an amount of ARS 4 (liability) and ARS 22 (liability), respectively.

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

As of June 30, 2024 and 2023, 80.5% and 88.4% of long-term financial borrowings have a fixed interest rate, so the Group is not significantly exposed to the risks of rate fluctuations of interest.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Note 22 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2024 and 2023.

Agricultural business

The Group estimates that, other factors being constant, a 1% increase in real terms in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2024 and 2023 in the amount of ARS 1,152 and ARS 1,044, respectively. A 1% decrease in real terms in floating rates would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

Urban properties and investments business

The Group estimates that, other factors being constant, a 1% increase in real terms in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2024 and 2023 in the amount of ARS 454 and ARS 87, respectively. A 1% decrease in real terms in floating rates would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

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

The Group generally covers up the majority of its crop production in order to finance its operating costs. The hedge consists of taking positions on purchased puts or sold futures and calls that assure a fixed exit price. In the past, the Group has never kept a short position greater than its crop inventories and does not intend to. On the other hand, it is not the Group’s current intention to be exposed in a long derivative position in excess of its actual production.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2024 and 2023:

	06.30.2024
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	Gain/ (loss) for valuation at fair value at year-end
Forward:
Sales
Corn	115,150	-	(247)	(43)
Soybeans	286,054	-	(496)	8,577
Wheat	12,100	-	-	360
Livestock	6,600	-	-	(1)
Cotton	16,163,700	-	(509)	449
Ethanol	16,920	-	331	150
Sugarcane	1,500,000	-	33	(567)
Purchase
Corn	24,766	-	-	(455)
Soybeans	13,407	-	-	(270)
Wheat	10,828	-	-	(197)
Options:
Sale put
Corn	900	4	-	-
Soybeans	37,800	252	-	(4)
Wheat	8,800	72	-	(97)
Purchase put
Corn	15,956	(49)	(208)	(167)
Soybeans	57,976	(19)	(1,798)	(323)
Wheat	4,000	-	16	16
Cotton	-	-	-	128
Sale call
Corn	34,200	169	-	-
Soybeans	51,520	303	-	(24)
Wheat	5,100	28	-	-
Purchase call
Wheat	8,756	-	16	167
Soybeans	113,152	(31)	483	336
Ethanol	9,000	-	520	-
Wheat	2,900	(20)	-	-
Cotton	7,450,000	-	170	146
Total	25,949,585	709	(1,689)	8,181

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2023
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	(Loss)/ gain for valuation at fair value at year-end
Forward:
Sales
Corn	204,724	-	(178)	8,107
Soybeans	229,585	-	2,107	(1,364)
Wheat	35,900	-	-	877
Livestock	-	-	-	379
Cotton	703,948	-	(494)	(141)
Ethanol	159	-	(149)	2,058
Sugarcane	1,487,190	-	461	-
Purchase
Corn	800	-	-	(15)
Soybeans	3,460	-	-	89
Wheat	700	-	-	(7)
Options:
Sale put
Corn	22,600	26	-	-
Soybeans	834	661	762	-
Wheat	-	342	-	-
Purchase put
Corn	3,213	(197)	186	-
Soybeans	5,300	(680)	37	(56)
Wheat	4,800	(394)	89	89
Sale call
Corn	5,100	245	-	-
Soybeans	18,100	803	-	-
Wheat	9,200	416	-	-
Purchase call
Corn	-	(316)	-	268
Soybeans	8,700	(646)	-	1,014
Ethanol	159	-	45	-
Wheat	-	(227)	-	-
Total	2,744,472	33	2,866	11,298

As of June 30, 2024 and 2023, no derivative margins are recorded.

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

As of June 30, 2024 and 2023 the total value of Group’s investments in shares and derivative financial instruments of public companies amounts to ARS 17,650 and ARS 18,747, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2024 and 2023 of ARS 1,765 and ARS 1,875, respectively. A 10% increase in these prices would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group’s policy in each operations center is to manage credit exposure from deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the Consolidated Statement of Financial Position.

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

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feedlot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 11.2% and 12.9% of the Group’s total trade receivables as of June 30, 2024 and 2023, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil, Bolivia and Paraguay. However, Argentina and Brazil together concentrate the 100% of the Group’s grain production.

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

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates the 100% of the Group's total sugarcane production as of June 30, 2024 and 2023, respectively. Currently, the group has two supply agreements of sugarcane. One of them is with Atvos S.A. and the other one Aparecería IV with Agroserra - Agro Pecuária e Industria, in the municipality of São Raimundo das Mangabeiras. Although sales are agreed, the Group do not believe that there is a significant collection risk as of the date of year fiscal year, considering the rating of Atvos and Agroserra.

The Company does not expect any significant losses resulting from the non-performance of the counterparties in any of the business lines.

The maximum exposure to Group’s credit risk is represented by the carrying amount of each financial asset in the Consolidated Statement of Financial Position after deducting any impairment allowance. The Group’s overall exposure of credit risk arising from trade receivables is set out in Note 17.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 94.66% and 98.83% of the Group’s total trade receivables of the operations Group as of June 30, 2024 and 2023, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties (see details on Note 17).

On the other hand, property receivables related to the sale of trading properties represent 5.34% and 1.17% of the Group’s total trade receivables as of June 30, 2024 and 2023, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

(c) Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and Consolidated Statement of Financial Position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

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

The tables below show financial liabilities, including each operation center derivative financial liabilities groupings based on the remaining period at the Consolidated Statement of Financial Position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the Consolidated Statement of Financial Position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the Consolidated Statement of Financial Position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Agricultural business

	06.30.2024
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	149,329	8,542	-	-	-	157,871
Borrowings	165,663	127,726	108,583	32,525	21,971	456,468
Finance lease obligations	19,742	14,910	10,651	8,325	23,250	76,878
Derivative financial instruments	12,147	3,093	-	-	-	15,240
Total	346,881	154,271	119,234	40,850	45,221	706,457

	06.30.2023
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	145,088	8,504	643	-	-	154,235
Borrowings	231,724	124,084	184,016	17,432	17,195	574,451
Finance lease obligations	19,884	21,140	323	16,522	26,308	84,177
Derivative financial instruments	4,608	172	-	-	-	4,780
Total	401,304	153,900	184,982	33,954	43,503	817,643

Urban properties and investments business

	06.30.2024
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	33,542	466	11	-	-	34,019
Borrowings	181,281	113,910	25,533	45,343	-	366,067
Finance lease obligations	1,234	1,300	1,366	1,433	13,663	18,996
Derivative financial instruments	4	-	-	-	-	4
Total	216,061	115,676	26,910	46,776	13,663	419,086

	06.30.2023
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	53,292	1,616	1,330	992	1,338	58,568
Borrowings	149,842	101,379	77,245	26,041	44,643	399,150
Finance lease obligations	955	1,081	1,226	1,178	15,381	19,821
Derivative financial instruments	22	-	-	-	-	22
Total	204,111	104,076	79,801	28,211	61,362	477,561

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables details the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Group’s strategy.

Agricultural business

	06.30.2024	06.30.2023
Gearing ratio (i)	39.60%	42.64%
Debt ratio (ii)	37.62%	42.89%

(i)	Calculated as total borrowings over total borrowings plus equity attributable to shareholders of the controlling company.

(ii)	Calculated as total borrowings over total properties (properties, plant and equipment and investment properties) plus equity attributable to shareholders of the controlling company.

Urban properties and investments business

	06.30.2024	06.30.2023
Gearing ratio (i)	25.37%	22.83%
Debt ratio (ii)	20.23%	18.19%

(i)	Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.

(ii)	Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties and rights to receive units under barter agreements).

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

The CODM periodically reviews the operating results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements, except for the following:

•

Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method, the profit/loss generated and assets are reported in the Consolidated Statement of Income and Other Comprehensive Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2024:

	06.30.2024
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	384,487	270,550	655,037	(1,453)	59,447	(1,658)	711,373
Costs	(323,676)	(48,891)	(372,567)	161	(60,637)	-	(433,043)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	5,339	-	5,339	-	-	710	6,049
Changes in the net realizable value of agricultural products after harvest	7,174	-	7,174	-	-	-	7,174
Gross profit / (loss)	73,324	221,659	294,983	(1,292)	(1,190)	(948)	291,553
Net loss from fair value adjustment of investment properties	(7,454)	(341,584)	(349,038)	364	-	-	(348,674)
Gain from disposal of farmlands	52,612	-	52,612	-	-	-	52,612
General and administrative expenses	(33,678)	(51,453)	(85,131)	173	-	107	(84,851)
Selling expenses	(43,768)	(17,491)	(61,259)	133	-	742	(60,384)
Other operating results, net	27,904	(7,014)	20,890	(21)	419	86	21,374
Management fees	-	-	-	-	(7,866)	-	(7,866)
Profit / (loss) from operations	68,940	(195,883)	(126,943)	(643)	(8,637)	(13)	(136,236)
Share of (loss) / profit of associates and joint ventures	(1,084)	33,760	32,676	277	-	-	32,953
Segment profit / (loss)	67,856	(162,123)	(94,267)	(366)	(8,637)	(13)	(103,283)

Reportable assets	729,735	1,944,113	2,673,848	685	-	798,578	3,473,111
Reportable liabilities (*)	-	-	-	-	-	(1,909,201)	(1,909,201)
Net reportable assets	729,735	1,944,113	2,673,848	685	-	(1,110,623)	1,563,910

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2023:

	06.30.2023
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	378,132	268,627	646,759	(1,687)	64,781	(2,441)	707,412
Costs	(313,801)	(49,365)	(363,166)	736	(65,950)	-	(428,380)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(5,628)	-	(5,628)	-	-	819	(4,809)
Changes in the net realizable value of agricultural products after harvest	(9,431)	-	(9,431)	-	-	-	(9,431)
Gross profit / (loss)	49,272	219,262	268,534	(951)	(1,169)	(1,622)	264,792
Net loss from fair value adjustment of investment properties	(8,804)	(190,751)	(199,555)	7,559	-	-	(191,996)
Gain from disposal of farmlands	55,825	-	55,825	-	-	-	55,825
General and administrative expenses	(31,550)	(72,549)	(104,099)	250	-	643	(103,206)
Selling expenses	(34,723)	(16,860)	(51,583)	101	-	1,118	(50,364)
Other operating results, net	(6,486)	(27,061)	(33,547)	(93)	614	(92)	(33,118)
Management fees	-	-	-	-	(17,683)	-	(17,683)
Profit / (loss) from operations	23,534	(87,959)	(64,425)	6,866	(18,238)	47	(75,750)
Share of (loss) / profit of associates and joint ventures	(3,853)	14,449	10,596	(4,722)	-	(5)	5,869
Segment profit / (loss)	19,681	(73,510)	(53,829)	2,144	(18,238)	42	(69,881)

Reportable assets	784,053	2,358,968	3,143,021	(13,050)	-	842,993	3,972,964
Reportable liabilities (*)	-	-	-	-	-	(2,178,387)	(2,178,387)
Net reportable assets	784,053	2,358,968	3,143,021	(13,050)	-	(1,335,394)	1,794,577

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2022:

	06.30.2022
	Agricultural business (I)	Urban property and investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
Revenues	515,872	204,987	720,859	(1,860)	53,349	(4,644)	767,704
Costs	(461,761)	(42,851)	(504,612)	729	(55,055)	-	(558,938)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	145,804	-	145,804	-	-	1,535	147,339
Changes in the net realizable value of agricultural products after harvest	(16,007)	-	(16,007)	-	-	-	(16,007)
Gross profit / (loss)	183,908	162,136	346,044	(1,131)	(1,706)	(3,109)	340,098
Net gain/ (loss) from fair value adjustment of investment properties	19,707	102,522	122,229	10,588	-	-	132,817
Gain from disposal of farmlands	44,088	-	44,088	-	-	-	44,088
General and administrative expenses	(30,340)	(42,987)	(73,327)	214	-	650	(72,463)
Selling expenses	(43,895)	(17,958)	(61,853)	43	-	3,016	(58,794)
Other operating results, net	(6,714)	225	(6,489)	-	447	(89)	(6,131)
Management fees	-	-	-	-	(33,388)	-	(33,388)
Profit/ (loss) from operations	166,754	203,938	370,692	9,714	(34,647)	468	346,227
Share of profit of associates and joint ventures	1,294	3,732	5,026	(6,588)	-	-	(1,562)
Segment profit/ (loss)	168,048	207,670	375,718	3,126	(34,647)	468	344,665

Reportable assets	730,284	2,610,609	3,340,893	(11,830)	-	909,751	4,238,814
Reportable liabilities (*)	-	-	-	-	-	(2,582,553)	(2,582,553)
Net reportable assets	730,284	2,610,609	3,340,893	(11,830)	-	(1,672,802)	1,656,261

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)

Includes ARS (1,190), ARS (1,169) and ARS (1,706) corresponding to Expenses and FPC as of June 30, 2024, 2023 and 2022, respectively, and ARS 7,866, ARS 17,683 and ARS 33,388 to management fees, as of June 30, 2024, 2023 and 2022, respectively.

(iii)

Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 15, ARS 4 and ARS 63, as of June 30, 2024, 2023 and 2022, respectively.

(*)	The CODM focuses its review on reportable assets.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(i)	Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	06.30.2024
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	268,382	-	-	116,105	384,487
Costs	(239,036)	(228)	-	(84,412)	(323,676)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	5,339	-	-	-	5,339
Changes in the net realizable value of agricultural products after harvest	7,174	-	-	-	7,174
Gross profit / (loss)	41,859	(228)	-	31,693	73,324
Net loss from fair value adjustment of investment properties	-	(7,454)	-	-	(7,454)
Gain from disposal of farmlands	-	52,612	-	-	52,612
General and administrative expenses	(19,641)	(63)	(4,583)	(9,391)	(33,678)
Selling expenses	(28,934)	(1,189)	-	(13,645)	(43,768)
Other operating results, net	8,499	13,736	-	5,669	27,904
Profit / (loss) from operations	1,783	57,414	(4,583)	14,326	68,940
Share of profit / (loss) of associates and joint ventures	1,553	-	-	(2,637)	(1,084)
Segment profit / (loss)	3,336	57,414	(4,583)	11,689	67,856

Investment properties	-	64,521	-	-	64,521
Property, plant and equipment	448,000	1,261	-	3,311	452,572
Investments in associates	6,696	-	-	1,278	7,974
Other reportable assets	138,661	2,596	-	63,411	204,668
Reportable assets	593,357	68,378	-	68,000	729,735

From all of the Group’s revenues corresponding to Agricultural Business, ARS 221,139 are originated in Argentina and ARS 163,348 in other countries, principally in Brazil for ARS 161,810. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 507,247 are located in Argentina and ARS 222,488 in other countries, principally in Brazil.

	06.30.2023
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	278,373	-	-	99,759	378,132
Costs	(249,942)	(275)	-	(63,584)	(313,801)

Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(5,628)	-	-	-	(5,628)
Changes in the net realizable value of agricultural products after harvest	(9,431)	-	-	-	(9,431)
Gross profit / (loss)	13,372	(275)	-	36,175	49,272
Net loss from fair value adjustment of investment properties	-	(8,804)	-	-	(8,804)
Gain from disposal of farmlands	-	55,825	-	-	55,825
General and administrative expenses	(17,480)	(52)	(5,187)	(8,831)	(31,550)
Selling expenses	(25,498)	(48)	-	(9,177)	(34,723)
Other operating results, net	625	(9,385)	-	2,274	(6,486)
(Loss) / profit from operations	(28,981)	37,261	(5,187)	20,441	23,534
Share of loss of associates and joint ventures	(628)	-	-	(3,225)	(3,853)
Segment (loss) / profit	(29,609)	37,261	(5,187)	17,216	19,681

Investment properties	-	97,556	-	-	97,556
Property, plant and equipment	462,669	2,203	-	3,934	468,806
Investments in associates	6,216	-	-	3,199	9,415
Other reportable assets	152,532	-	-	55,744	208,276
Reportable assets	621,417	99,759	-	62,877	784,053

From all of the Group’s revenues corresponding to Agricultural Business, ARS 206,177 are originated in Argentina and ARS 171,955 in other countries, principally in Brazil for ARS 153,806. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 252,733 are located in Argentina and ARS 531,320 in other countries, principally in Brazil.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2022
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	409,042	-	-	106,830	515,872
Costs	(383,436)	(385)	-	(77,940)	(461,761)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	145,804	-	-	-	145,804
Changes in the net realizable value of agricultural products after harvest	(16,007)	-	-	-	(16,007)
Gross profit / (loss)	155,403	(385)	-	28,890	183,908
Net gain from fair value adjustment of investment properties	-	19,707	-	-	19,707
Gain from disposal of farmlands	-	44,088	-	-	44,088
General and administrative expenses	(18,134)	(64)	(5,919)	(6,223)	(30,340)
Selling expenses	(34,908)	(1,514)	-	(7,473)	(43,895)
Other operating results, net	(16,798)	8,578	-	1,506	(6,714)
Profit / (loss) from operations	85,563	70,410	(5,919)	16,700	166,754
Share of profit of associates and joint ventures	862	-	-	432	1,294
Segment profit / (loss)	86,425	70,410	(5,919)	17,132	168,048

Investment properties	-	109,505	-	-	109,505
Property, plant and equipment	373,369	2,211	-	1,698	377,278
Investments in associates	8,003	-	-	5,993	13,996
Other reportable assets	172,356	-	-	57,149	229,505
Reportable assets	553,728	111,716	-	64,840	730,284

From all of the Group’s revenues corresponding to Agricultural Business, ARS 258,632 are originated in Argentina and ARS 257,240 in other countries, principally in Brazil for ARS 237,601. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 247,302 are located in Argentina and ARS 482,982 in other countries, principally in Brazil.

(ii)	Urban properties and investments line of business

Below is a summarized analysis of the urban properties and investments line of business for the fiscal years ended June 30, 2024, 2023 and 2022:

	06.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	179,650	16,243	9,246	61,569	3,842	270,550
Costs	(10,714)	(1,182)	(5,344)	(28,939)	(2,712)	(48,891)
Gross profit	168,936	15,061	3,902	32,630	1,130	221,659
Net loss from fair value adjustment of investment properties	(14,936)	(69,585)	(256,774)	-	(289)	(341,584)
General and administrative expenses	(21,608)	(2,062)	(8,810)	(9,342)	(9,631)	(51,453)
Selling expenses	(9,007)	(180)	(3,236)	(4,205)	(863)	(17,491)
Other operating results, net	(2,840)	(63)	(3,805)	(1,131)	825	(7,014)
Profit / (Loss) from operations	120,545	(56,829)	(268,723)	17,952	(8,828)	(195,883)
Share of profit of associates and joint ventures	-	-	-	-	33,760	33,760
Segment profit / (loss)	120,545	(56,829)	(268,723)	17,952	24,932	(162,123)

Investment and trading properties	690,300	303,571	747,859	-	2,261	1,743,991
Property, plant and equipment	2,176	324	(18,987)	30,701	3,001	17,215
Investment in associates and joint ventures	-	-	-	-	124,373	124,373
Other reportable assets	934	708	54,089	680	2,123	58,534
Reportable assets	693,410	304,603	782,961	31,381	131,758	1,944,113

From all the revenues, ARS 263,826 originated in Argentina, and ARS 6,724 in other countries, principally in Uruguay for ARS 6,651 and USA for ARS 73. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 1,933,622 are located in Argentina and ARS 10,491 in other countries, principally in the USA for ARS 1,754 and Uruguay for ARS 8,669.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	176,246	17,031	16,280	55,596	3,474	268,627
Costs	(11,937)	(1,408)	(4,952)	(28,296)	(2,772)	(49,365)
Gross profit	164,309	15,623	11,328	27,300	702	219,262
Net loss from fair value adjustment of investment properties	(41,496)	(18,409)	(130,426)	-	(420)	(190,751)
General and administrative expenses	(24,826)	(3,102)	(9,511)	(12,168)	(22,942)	(72,549)
Selling expenses	(8,055)	(383)	(4,172)	(3,819)	(431)	(16,860)
Other operating results, net	(2,173)	(256)	(3,284)	(531)	(20,817)	(27,061)
Profit / (Loss) from operations	87,759	(6,527)	(136,065)	10,782	(43,908)	(87,959)
Share of profit of associates and joint ventures	-	-	-	-	14,449	14,449
Segment profit / (loss)	87,759	(6,527)	(136,065)	10,782	(29,459)	(73,510)

Investment and trading properties	694,077	435,399	1,014,874	-	2,987	2,147,337
Property, plant and equipment	2,173	13,186	19,074	34,296	3,258	71,987
Investment in associates and joint ventures	-	-	-	-	106,622	106,622
Other reportable assets	1,471	1,271	27,341	739	2,200	33,022
Reportable assets	697,721	449,856	1,061,289	35,035	115,067	2,358,968

From all the revenues, included in the segments corresponding to the business of urban properties and investments ARS 259,200 originated in Argentina and ARS 9,427 originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 2,344,884 are located in Argentina and ARS 14,084 in other countries, principally in the USA for ARS 1,961 and Uruguay for ARS 12,051.

	06.30.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	138,836	24,357	5,975	34,441	1,378	204,987
Costs	(11,974)	(2,347)	(4,653)	(19,808)	(4,069)	(42,851)
Gross profit / (loss)	126,862	22,010	1,322	14,633	(2,691)	162,136
Net gain / (loss) from fair value adjustment of investment properties	4,429	(42,162)	139,774	-	481	102,522
General and administrative expenses	(22,923)	(3,052)	(8,474)	(5,847)	(2,691)	(42,987)
Selling expenses	(6,784)	(625)	(7,385)	(2,723)	(441)	(17,958)
Other operating results, net	(1,137)	(184)	(384)	(473)	2,403	225
Profit / (Loss) from operations	100,447	(24,013)	124,853	5,590	(2,939)	203,938
Share of profit of associates and joint ventures	-	-	-	-	3,732	3,732
Segment profit / (loss)	100,447	(24,013)	124,853	5,590	793	207,670

Investment and trading properties	735,027	535,512	1,115,773	-	3,444	2,389,756
Property, plant and equipment	2,090	33,455	19,079	35,554	8,586	98,764
Investment in associates and joint ventures	-	-	-	-	92,733	92,733
Other reportable assets	1,490	1,274	23,900	481	2,211	29,356
Reportable assets	738,607	570,241	1,158,752	36,035	106,974	2,610,609

From all the revenues included in the segments corresponding to the business of urban properties and investments ARS 204,872 and ARS 115 originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 2,595,101 are located in Argentina and ARS 15,508 in other countries, principally in the USA for ARS 2,370 and Uruguay for ARS 13,056.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

 7. Information about the main subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

	Direct interest of non-controlling interest % (1)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling interests
	Year ended June 30, 2024
Subsidiaries with direct participation of Cresud
IRSA	44.60%	227,724	2,014,041	274,913	814,415	1,152,437	513,987
Subsidiaries with indirect participation of Cresud
Brasilagro	64.78%	194,573	529,298	91,226	179,420	453,225	293,599

	Year ended June 30, 2023
Subsidiaries with direct participation of Cresud
IRSA	43.07%	260,910	2,382,939	264,792	940,213	1,438,844	619,710
Subsidiaries with indirect participation of Cresud
Brasilagro	62.12%	278,781	576,647	130,767	180,415	544,246	338,086

	Revenues	Net income	Total comprehensive loss	Total comprehensive income/ (loss) attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financial activities	Net decrease in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	Year ended June 30, 2024
Subsidiaries with direct participation of Cresud
IRSA	328,546	(33,803)	(3,816)	(4,677)	103,505	83,250	(190,938)	(4,183)	(98,282)
Subsidiaries with indirect participation of Cresud
Brasilagro	161,810	42,318	(33,092)	(20,557)	8,947	976	(51,327)	(41,404)	-

	Year ended June 30, 2023
Subsidiaries with direct participation of Cresud
IRSA	331,721	226,586	(4,776)	2,761	135,586	98,240	(301,401)	(67,575)	(55,651)
Subsidiaries with indirect participation of Cresud
Brasilagro	171,951	38,751	73,689	44,539	16,838	22,930	(47,574)	(7,806)	-

(1)	Corresponds to the direct interest from the Group.

IDBD

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

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. During the fiscal year 2023 and to date, the process has followed its natural course and the Company has responded to all the requirements that have been made.

On January 17, 2024, the Court rejected the request for inhibition of assets and seizure of IRSA requested by IDBD. A hearing date has been set on the file dealing with the appeal of jurisdiction and notification of the lawsuit. A hearing date has also been set for the main claim file, which is in the evidentiary stage.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties show each other the requested documentation as part of the evidentiary stage. In a preliminary hearing the parties discussed document requests and agreed to attempt to reach a consensus on the facts of the case. In that hearing, the parties were given until October to present witnesses.

The company is discussing the origin of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD.  Notwithstanding this, based on the analysis of the Company's lawyers based on the actions carried out to date, an accounting provision related to this claim has been recorded under the applicable accounting standards. As of the date of issuance of these financial statements, the process is still in progress.

Arcos del Gourmet S.A. (“Arcos o AGSA”)

ARCOS DEL GOURMET SA AND ANOTHER V. EN-AABE KNOWLEDGE PROCESS (CAF 030002/2015)

(i): This process was initiated on June 18, 2015, by AGSA to raise the nullity of the revocation of the contract for the readjustment of the use and exploitation concession, established by Resolution No. 170/2014 by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish). Evidence was produced, and arguments were presented.

On August 24, 2022, the Court rejected the lawsuit filed by Arcos del Gourmet SA, with costs. On August 26, 2022, Arcos del Gourmet S.A. appealed the final judgment issued in the case. On September 19, 2023, Chamber V of the Federal Administrative Litigation Court issued a judgment rejecting the appeal filed by Arcos del Gourmet SA.

The judgment of the Court was appealed to the Supreme Court of Justice of the Nation through an extraordinary federal appeal filed on October 17, 2023. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA filed an appeal in fact within the terms of articles 282 and 285 CPCCN before the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that this appeal has reasonable prospects of success, as there is federal subject matter to enable the intervention of the Supreme Court.

ARCOS DEL GOURMET SA V. ADMINISTRACION DE INFRAESTRUCTURAS FERROVIARIAS SOC DEL ESTADO (ADIF) CONSIGNMENT LAWSUIT (CCF 001461/2015)

On April 8, 2015, AGSA initiated this lawsuit since AGSA was not allowed to pay the March 2015 canon corresponding to the Readjustment Contract of Use and Exploitation that Arcos agreed with ADIF. To date, all the canons that have been accrued to date have been judicially deposited - and those amounts invested in fixed-term deposits. On November 17, 2017, ADIF answered the lawsuit. The trial opened for evidence on March 21, 2019, which was produced, and arguments were presented in December 2022. Subsequently, at the time of requesting the issuance of a judgment, the court - as a measure to better provide - ordered the issuance of various letters rogatory to courts where issues related to the concession contract are being litigated, which were responded. Since these issues are still unresolved, the issuance of the final judgment was deferred.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

PLAYAS FERROVIARIAS DE BUENOS AIRES SA V. ARCOS DEL GOURMET SA EVICTION LAW 17.091 (CAF 047454/2018)

On June 14, 2018, Playas Ferroviarias de Buenos Aires S.A. initiated an eviction process against AGSA. On February 13, 2019, it was decided to accumulate the eviction process with the nullity action promoted by AGSA (referred to in the preceding 1.A). As a consequence of the precautionary measure obtained on June 28, 2019, the eviction process remained suspended. On May 11, 2022, the Court ruled to decree the immediate eviction of AGSA and/or occupants and/or intruders of the properties. At the same time, it ordered Playas Ferroviarias de Buenos Aires S.A. to make arrangements to ensure the continuity of the commercial activities of the sub-lessees and the employment sources they employ and, for at least 6 months, the values agreed upon with the current concessionaire must be maintained. The next day, AGSA appealed. Finally, on July 13, 2022, the Prosecutor published the opinion. As a result of the opinion, Chamber V ordered the transfer of the case to judgment. Chamber V issued its judgment on September 19, 2023, rejecting the appeal filed by AGSA and confirming the judgment of the lower court. Against this judgment, AGSA filed an extraordinary federal appeal. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA lodged a factual appeal under the terms of articles 282 and 285 of the CPCCN to the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that this appeal has reasonable prospects of success, as there is federal subject matter to enable the intervention of the Supreme Court.

FEDERACION DE COMERCIO E INDUSTRIA DE LA CIUDAD DE BUENOS AIRES (FECOBA) and others V. GCBA and others on protective petition (CAYT 68795/2013-0)

Federación de Comercio e Industria de la Ciudad de Buenos Aires (Federation of Commerce and Industry of the City of Buenos Aires, or FECOBA in Spanish) argued that the project executed in DISTRICT ARCOS did not have the necessary environmental approvals and did not comply with zoning guidelines. It also requested a precautionary measure, which was admitted and caused the opening to the public to be delayed until December 18, 2014, which now operates normally. In the main process, after the filing of several procedural appeals, Chamber III of the Appeals Court issued a judgment on February 14, 2019, as follows: AGSA and GCBA were convicted, with AGSA being required to allocate at least 23,319.41 square meters for public use and utility with unrestricted access and special and preferential allocation to the generation of new park-like green spaces - located wholly or partially on the property subject to the lawsuit (Distrito Arcos) or adjacent lands. In case the company cannot allocate the entire land fraction to the City of Buenos Aires, then it must pay, after a valuation, the necessary amount of money so that the Administration proceeds to search for a property to fulfill the purpose established during the term of the concession contract. If none of the mentioned alternatives are carried out by AGSA, the demolition of the necessary works on the property to comply with the stipulated in the Urban Planning Code (art. 3.1.2) would be ordered. Subsequently, within the framework of the appeal for constitutional review denied filed by AGSA against the aforementioned judgment, the Superior Court of Justice ruled that the demolition of the works carried out on the property where the "Distrito Arcos" Shopping Center is currently located, as ordered by the Chamber, is not appropriate, confirming the rest of the sentence. Our legal advisors are analyzing the procedural steps to follow.

Based on the detailed mentions above and based on the opinion of our internal and external legal advisors, we conclude that no provision should be registered for these situations.

8. Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2024 and 2023 were as follows:

	06.30.2024	06.30.2023
Beginning of the year	147,420	143,448
Share capital increase and contributions (Note 32)	-	203
Sale of interest in joint ventures (Note 32)	(26,195)	-
Share of profit	32,953	5,869
Other comprehensive income	658	187
Dividends (Note 32)	(17,249)	(2,370)
Others	-	83
End of the year (i)	137,587	147,420

(i)	Includes ARS (15) and ARS (4) reflecting interests in companies with negative equity as of June 30, 2024 and 2023, respectively, which are disclosed in “Provisions” (see Note 21).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2024 and 2023, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2024, 2023 and 2022:

Name of the entity	% ownership interest			Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	06.30.2024	06.30.2023	06.30.2022	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2022

New Lipstick	49.96%	49.96%	49.96%	1,080	903	(31)	(245)	554
BHSA (1)	29.89%	29.91%	29.91%	103,790	88,862	29,251	11,454	6,992
BACS (2)	56.34%	56.35%	56.35%	7,598	5,227	2,372	(436)	(665)
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	50.00%	4,450	4,600	292	423	1,449
Quality (3)	-	50.00%	50.00%	-	25,961	-	(5,142)	(7,869)
GCDI (4)	27.39%	27.82%	27.82%	1,286	7,116	(5,679)	603	(5,792)
La Rural S.A.	50.00%	50.00%	50.00%	10,618	4,510	7,562	2,619	(338)
Agrouranga S.A.	34.86%	34.86%	34.86%	5,321	4,822	1,445	(780)	735
Other associates and joint ventures	N/A	N/A	N/A	3,444	5,419	(1,601)	(2,440)	(1,802)
Total associates and joint ventures				137,587	147,420	33,611	6,056	(6,736)

The following is additional information about the Group's investments in associates and joint ventures:

Name of the entity	Location of business /			Last financial statement issued
	Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss)/ profit for the year	Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*) 47	(*) (3)	(*) (47)
BHSA (1)	Argentina	Financing	448,345,794	(**) 1,500	(**) 97,803	(**) 338,752
BACS (2)	Argentina	Financing	33,125,751	(**) 88	(**) 6,288	(**) 20,143
Nuevo Puerto Santa Fe S.A.	Argentina	Real estate	138,750	28	585	8,486
GCDI (4)	Argentina	Real estate	250,729,447	915	(20,057)	4,788
La Rural S.A.	Argentina	Organization of events	714,998	1	15,591	20,891
Agrouranga S.A.	Argentina	Agriculture	2,532,579	7	4,145	2,897

(1)

BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium business and large companies. The market price of the share is 419.11 argentine pesos per share. The effect of the treasury shares in the BHSA portfolio is considered for the calculation.

(2)	BHSA owns a 62.28% stake in BACS.

(3)	The interest held in Quality was sol don August 31, 2023. See Note 4 to these Financial Statements.

(4)	See Note 4 to these Financial Statements.

(*) Amounts presented in millions of US dollars under USGAAP.

(**) Amounts as of June 30, 2024, prepared in accordance with IFRS regulations.

Set out below is summarized financial information of the associates and joint ventures considered material to the Group:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held	Interest in associates / joint ventures	Goodwill and others	Book value
	As of June 30, 2024
Associates
BHSA	1,633,715	617,196	1,856,705	42,558	351,648	29.89%	105,108	(1,318)	103,790
GCDI	28,010	89,654	66,113	46,763	4,788	27.39%	1,312	(26)	1,286

Joint ventures
Nuevo Puerto Santa Fe S.A.	2,148	10,735	724	3,673	8,486	50.00%	4,243	207	4,450

	As of June 30, 2023
Associates
BHSA	1,932,586	517,340	2,128,200	24,495	297,231	29.91%	88,902	(40)	88,862
GCDI	55,350	99,378	66,768	62,380	25,580	27.82%	7,116	-	7,116

Joint ventures
Nuevo Puerto Santa Fe S.A.	2,166	11,600	1,152	3,830	8,784	50.00%	4,392	208	4,600

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Revenues	Net income/(loss)	Total comprehensive income/(loss)	Dividends distributed to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase/(decrease) in cash and cash equivalents
	As of June 30, 2024
Associates
BHSA	1,427	97,803	97,803	(47,640)	216,033	(2,319)	(17,640)	196,074
GCDI	37,193	(12,100)	(7,897)	-	(857)	969	(684)	(572)

Joint ventures
Nuevo Puerto Santa Fe S.A.	4,084	585	585	(884)	785	215	(1,172)	(172)

	As of June 30, 2023
Associates
BHSA	626,247	38,290	38,290	-	30,008	(4,102)	29,913	55,819
GCDI	49,859	988	1,861	-	(2,092)	1,861	238	7

Joint ventures
Nuevo Puerto Santa Fe S.A.	4,075	846	846	(1,602)	2,668	(1,202)	(1,856)	(390)

BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

The Annual Shareholders' Meeting decided to allocate 35.1 million of Class D shares of a par value of ARS 1, to an employee compensation plan pursuant to Section 67 of Law 26,831. As of June 30, 2024, BHSA has a remnant of 22.5 million of such treasury shares. As of June 30, 2024, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.89%.

The Group estimated that the value in use of its investment in BHSA as of June 30, 2024 and 2023 amounted to ARS 107,850, ARS 95,394, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:

-	The Group considered 10 years as the horizon for the projection of BHSA cash flows, including perpetual value.
-	The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.
-	The projected inflation and exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-	The discount rate used to discount actual dividend flows was 19.60% in 2024 and 18.51% in 2023.
-	The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of ARS 8,177 for 2024 and of ARS 6,468 for 2023.

                The estimated value in use exceeds the book value of the investment, because of that, no adjustment was necessary on the recorded value of the investment.

GCDI

During the fiscal year ended at June 30, 2020, GCDI and IRSA entered into a recapitalization agreement, based on which IRSA increased its holding in GCDI reason why it began to be considered an associate company.

              During the fiscal year ended at June 30, 2021 GCDI yielded significant losses and its business was affected by different factors related to the context in which it finds itself. Therefore, IRSA decided to re-evaluate the recoverability of this asset.

                For this reason, and considering that the facts are public and have been openly communicated to the market, a test is carried out comparing the market value and the book value, valuing the investment considering the lower amount between the two of them. As of June 30, 2024, there were no changes in the situation described in the preceding paragraphs.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

9. Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2024 and 2023 were as follows:

	06.30.2024		06.30.2023
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	1,521,089	657,251	1,743,564	678,686
Additions	4,459	8,894	12,324	10,072
Disposals	(39,619)	-	(96,441)	-
Transfers	(40,849)	(7)	12,081	3,277
Net loss from fair value adjustment	(345,578)	(3,096)	(157,086)	(34,910)
Additions of capitalized leasing costs	16	214	50	189
Amortization of capitalized leasing costs (i)	(135)	(176)	(68)	(63)
Currency translation adjustment	(12,159)	-	6,665	-
Fair value at the end of the year	1,087,224	663,080	1,521,089	657,251

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Consolidated Statement of Income and Other Comprehensive Income (Note 27).

The following is the balance by type of investment property of the Group as of June 30, 2024 and 2023:

	06.30.2024	06.30.2023
Leased out farmland	64,521	97,555
Offices and other rental properties	318,802	455,157
Shopping malls (i)	685,984	689,425
Undeveloped parcels of land	678,944	933,977
Properties under development	2,053	2,226
Total	1,750,304	2,178,340

(i) Includes parking spaces.

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s trade and other payables. The book value of those roperties as of June 30, 2024 and 2023 is as follows:

	06.30.2024	06.30.2023
Córdoba Shopping (i)	19,494	18,755
Total	19,494	18,755

(i) A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to ARS 2,056 million and ARS 2,025 million, as of June 30, 2024 and 2023, respectively, (included in “Trade and other payables” in the Consolidated Statement of Financial Position).

The following amounts have been recognized in the Consolidated Statement of Income and Other Comprehensive Income:

	06.30.2024	06.30.2023	06.30.2022
Revenues	272,074	273,292	218,014
Direct operating expenses	(83,082)	(88,719)	(79,701)
Development expenses	(1,325)	(975)	(1,486)
Net unrealized (loss) / gain from fair value adjustment of investment property (i)	(374,236)	(236,973)	20,845
Net realized gain from fair value adjustment of investment property (ii)	25,562	44,977	111,972

(i)

It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. It has been generated in accordance with what is described in the section called "valuation techniques", mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.

(ii)

As of June 30, 2024 corresponds (ARS 16,708) to the realized result from fair value adjustment for the period ((ARS 18,270) for the Ezpeleta land plot barter agreement, ARS 7,396 for the sale of floors in the “261 Della Paolera” building, (ARS 5,764) for the sale of Maple Building, (ARS 60) for the sale of parking spaces located at 1020 Madero Avenue and (ARS 10) for the sale of parking spaces in Libertador 498) and ARS 42,270 for realized result from fair value adjustment made in previous years (ARS 19,890 for the Ezpeleta land plot barter agreement, ARS 14,846 for the sale of floors in the “261 Della Paolera” building, ARS 7,150 for the sale of Maple Building, ARS 181 for the sale of parking spaces located at 1020 Madero Avenue and ARS 203 for the sale of parking spaces in Libertador 498). As of June 30, 2023, ARS 1,564 corresponds to the result for changes in the fair value realized for the year ((ARS 308) from the sale of parking spaces in Libertador 498 building, ARS 1,872 from the sale of 261 Della Paollera) and ARS 43,413 from the result of changes in the fair value made in previous years (ARS 687 from the sale of parking spaces in Libertador 498 building, ARS 42,726 from the sale of 261 Della Paollera’s floors). As of June 30, 2022, (ARS 76,193) corresponds to the result for changes in the fair value realized for the year ((ARS 825) from the sale of Casona Hudson, (ARS 175) from the sale of Merlo land, (ARS 201) from the sale of Mariano Acosta land, (ARS 832) from the sale of parking spaces in Libertador 498 building, (ARS 21,890) from the sale of 261 Della Paollera and (ARS 52,270) from the sale of República building) and ARS 188,165 from the result of changes in the fair value made in previous years (ARS 970 from the Casona Hudson sale, ARS 840 from the Merlo land sale, ARS 803 from the Mariano Acosta land sale, ARS 1,739 from the sale of parking spaces in Libertador 498 building, ARS 63,721 from the sale of 261 Della Paollera’s floors and ARS 120,092 from the sale of República Building).

See Note 5 (liquidity schedule) for detail of contractual commitments related to investment properties.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

This led to reevaluate the analysis of the value of surplus square meters that were potentially marketable, (being that historically they were the most profitable), to reconvert them to other complementary uses. The buildable potentials analyzed have unique, irreplaceable locations, with high potentials, feasible realization and very attractive from an economic point of view, this vision remains to this day.

The identified buildable potentials, identified in previous years and that remain in the current year, are included in the value of the investment property based on the methodology established for other Level 2 properties:

1.	Patio Bullrich, CABA
2.	Alto Palermo, CABA
3.	Córdoba Shopping, Córdoba
4.	Alto Rosario, Rosario, Santa Fe.
5.	Beruti 3345/47, (Corner of Coronel Diaz), CABA.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Valuation techniques used for the estimation of fair value of the investment property

The Group has defined valuation techniques according to the characteristics of each property and the type of market in which these assets are located, for the purpose of considering the use of the most observable information available for the determination of fair value.

For the Shopping Malls operated by the Group there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, a business whose revenue is denominated in Argentine Pesos, are highly related to the fluctuation of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of Gross Domestic Product (GDP) growth, the evolution of inflation and consumption, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

•	Future projected income flow based on the current locations, type and quality of the properties, supported by the rental contracts that the Company has signed with its tenants. Because the Company's income arises from the higher value between a Minimum Insured Fixed Value (“VMA”) and a percentage of the sales of the tenants in each Shopping Mall, estimates of the evolution of GDP and Inflation of the Argentine economy provided by external consultants to estimate the evolution of tenant sales, which present a high correlation with these macroeconomic variables. Said macroeconomic projections were contrasted with the projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Cooperation and Development (“OECD”) and with the Market Expectations Survey (“REM”), which consists of a survey prepared by the Central Bank of the Argentine Republic (“BCRA”) aimed at local and foreign specialized analysts in order to allow a systematic monitoring of the main macroeconomic forecasts in the short and medium term on the evolution of the Argentine economy.
•	It was considered that the revenues from all the Shopping Malls initially grow with specific recovery curves, based on their growth potential. Subsequently, they grow with the same elasticity in relation to the evolution of GDP and projected Inflation. The specific characteristics and risks of each Shopping Mall are captured through the use of the historical average EBITDA Margin of each of them. Eliminating from the average those years that, due to various factors, are not representative, such as the pandemic year.
•	Cash flows from future investments, expansions or improvements in Shopping Mall were not contemplated.
•	Terminal value: a perpetuity calculated from the cash flow from the 10th year of each Shopping Mall was considered.
•	The cash flow for concessions was projected until the termination date of the concession stipulated in the current contract.
•	Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in Argentine Pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future ARS / US$ exchange rate curve provided by an external consultant, which are contrasted to assess their reasonableness with those of the IMF, OECD, REM and the On-shore Exchange Rate Futures Market (ROFEX). Finally, dollarized cash flows were discounted with a long-term dollar rate, the weighted average capital cost rate (“WACC”), for each valuation date.
•	The estimation of the WACC discount rate was determined according to the following components:

a)	United State Governments Bonds risk-free rate;
b)	Industry beta or volatility, considering comparable companies from the United States, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;
c)	Argentine country risk considering the EMBI + Index; and
d)

Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA, based on its representativeness and market share represents the most important entity in the sector, we have taken its relevant indicators to determine the discount rate.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Due to the debt restructuring carried out during previous fiscal periods, which affected the composition of the group's capital structure, the use of two different discount rates was introduced in the valuation of our shopping malls: one for the flows discount and another for perpetuity. Here is the difference between the two:

•	Discounted cash flow rate: considers the capital structure resulting from the debt restructuring.
•	Discount perpetuity rate: considers a market capital structure, based on comparable companies.

The introduction of the normalized rate in perpetuity is due to the fact that we consider that the relationship between debt and capital would tend to normalize in the long term.

For offices, other rental properties, plot of lands and buildable potentials the valuation was determined using transactions of comparable market assets, since the market for these assets in Argentina is liquid and has market transactions that can be taken as reference. These values are adjusted to reflect differences in key attributes such as location, property size and quality of interior fittings (incidence adjustments). The most significant input to the comparable market approach is the price per square meter that derives from the supply and demand in force in the market at each valuation date.

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. Since that date, strict exchange controls have been in effect in Argentina (see note 33), which limit, among other things: buying foreign currency in order to form external assets, prepaying debts, the purchase of foreign currency to pay for imports, making remittances of profits and dividends abroad and transferring funds abroad. Likewise, pursuant to such regulations, access to the market by natural persons for the purchase of dollars was restricted.

As a consequence of these exchange regulations, it is observed that the purchase and sales transactions for office buildings, other rental properties, land reserves, and buildable potentials may be settled in Argentine Pesos (by using an implicit foreign exchange rate higher than the official one) or in dollars. In this way, the most probable scenario is that any sale of the aforementioned assets be settled in Argentine Pesos at an implicit foreign exchange rate higher than the official one. This is evidenced by the transactions consummated by the Group prior to and after the closing of these Consolidated Financial Statements. Therefore, and given that the previously described situation remains in effect as of the date of issuance of these Consolidated Financial Statements, the Group has valued its office buildings, land reserves and buildable potentials in Argentine Pesos at the end of the year considering the situation described above, considering an implicit exchange rate higher than the official one.

In certain situations, it is complex to determine reliably the fair value of developing properties. In order to assess whether the fair value of a developing property can be determined reliably, management considers the following factors, among others:

•	The provisions of the construction contract.
•	The stage of completion.
•	Whether the project / property is standard (typical for the market) or non-standard.
•	The level of reliability of cash inflows after completion.
•	The specific development risk of the property.
•	Previous experience with similar constructions.
•	Status of construction permits.
•	The feasibility studies of infrastructure links..

There were no changes in the valuation techniques during the year.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				06.30.2024 (i)		06.30.2023 (i)		06.30.2022 (i)
Description	Valuation technique	Parameters	Range fiscal year 2024 / 2023 / 2022	Increase	Decrease	Increase	Decrease	Increase	Decrease

Shopping Malls (Level 3)	Discounted cash flows	Discount cash flows rate	15.40% / 15.25% / 14.53%	(15,160)	16,094	(13,958)	14,950	(17,339)	18,647
		Discount perpetually rate	14.11% / 14.20% / 14.53%	(30,621)	38,032	(32,873)	40,463	(29,626)	36,540
		Growth rate	2.4% / 2.4% / 2.4%	20,875	(17,589)	24,930	(21,036)	21,114	(17,893)
		Inflation	(*)	33,239	(31,932)	89,360	(81,621)	84,226	(69,714)
		Devaluation	(*)	(60,279)	66,307	(59,749)	65,724	(62,138)	75,944

(*) Fiscal year 2024: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 1,170.0 (corresponding to the year ended June 30, 2025) and arriving at ARS 3,024.05 in 2030. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 85.6% (corresponding to the year ended June 30, 2025) and stabilizes at 8.0% after 5 years.

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

Ramblas del Plata (former Costa Urbana) - Costanera Sur, Buenos Aires City (IRSA)

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

IRSA will have a construction capacity of approximately 866,806 square meters, which will drive growth for the coming years through the development of mixed-use projects.

IRSA agreed to give in 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS, by its acronyms in Spanish) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, and the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which have already been paid.

Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

On March 2023, Mensura was approved with a proposal for subdivision, fractioning, transfer of streets and public space. On November 15, 2023 the 3 plots were deeded in favor of the Government of the Autonomous City of Buenos Aires as well as the Public Park lot, and the 61 IRSA´s lots were created, receiving the parcel ballots corresponding to those 61 private plots on May 22, 2024.

As of June 30, 2024, the Construction Management was already hired and in the bidding process for Infrastructure Works for the start of works of Stage I (which includes the first stage of the public park that includes the central bay sector). As of the date of issuance of these Consolidated Financial Statements, the Certificate of Environmental Aptitude of Stagge I has already been obtained after the Environmental Public Hearing and begin the works for Stage 1.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

“Rambas del Plata” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

10. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2024 and 2023 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	Total
Balance as of June 30, 2022	348,983	12,888	100,737	3,771	9,642	476,021
Costs	383,457	30,179	137,507	38,884	20,832	610,859
Accumulated depreciation	(34,474)	(17,291)	(36,770)	(35,113)	(11,190)	(134,838)
Net book amount at June 30, 2022	348,983	12,888	100,737	3,771	9,642	476,021
Additions	77,434	6,851	6,728	1,772	2,846	95,631
Disposals	(12,799)	(1,557)	(12,847)	(4)	(438)	(27,645)
Currency translation adjustment	22,180	1,144	687	(7)	542	24,546
Transfers	490	1,215	(11,889)	171	457	(9,556)
Depreciation charge (ii)	(5,707)	(4,172)	(4,596)	(1,694)	(2,055)	(18,224)
Balance as of June 30, 2023	430,581	16,369	78,820	4,009	10,994	540,773
Costs	470,762	37,832	120,186	40,816	24,239	693,835
Accumulated depreciation	(40,181)	(21,463)	(41,366)	(36,807)	(13,245)	(153,062)
Net book amount at June 30, 2023	430,581	16,369	78,820	4,009	10,994	540,773
Additions	24,024	12,981	6,455	2,123	3,064	48,647
Disposals	(8,517)	(477)	(12,488)	(8)	(911)	(22,401)
Currency translation adjustment	(44,338)	(3,410)	(1,907)	(24)	(830)	(50,509)
Transfers	19,350	(67)	828	24	(828)	19,307
Transfers to assets held for sale	(2,804)	-	-	-	-	(2,804)
Depreciation charges (ii)	(8,064)	(5,525)	(5,101)	(1,709)	(2,132)	(22,531)
Balance as of June 30, 2024	410,232	19,871	66,607	4,415	9,357	510,482
Costs	458,477	46,859	113,074	42,931	24,734	686,075
Accumulated depreciation	(48,245)	(26,988)	(46,467)	(38,516)	(15,377)	(175,593)
Net book amount at June 30, 2024	410,232	19,871	66,607	4,415	9,357	510,482

(i)	Includes furniture and fixtures and vehicles.

(ii)

Amortization charge was recognized in the amount of ARS 4,430 and ARS 4,477 under "Costs", in the amount of ARS 2,080 and ARS 1,880 under "General and administrative expenses" and ARS 366 and ARS 178 under "Selling expenses" as of June 30, 2024 and 2023, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 27) and ARS 15,655 and ARS 11,689 were capitalized as part of biological assets’ cost.

(iii)	Corresponds to the plantation of sugarcane with a useful life of more than one year.

11. Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2024 and 2023 were as follows:

	Completed properties	Properties under development (i)	Undeveloped properties	Total
As of June 30, 2022	1,590	13,043	11,267	25,900
Additions	113	535	531	1,179
Currency translation adjustment	-	56	-	56
Transfers	546	-	(2,151)	(1,605)
Disposals	(40)	(1,586)	(947)	(2,573)
As of June 30, 2023	2,209	12,048	8,700	22,957
Additions	-	749	161	910
Currency translation adjustment	-	(1,062)	-	(1,062)
Disposals	(74)	(2,787)	-	(2,861)
As of June 30, 2024	2,135	8,948	8,861	19,944

	06.30.2024	06.30.2023
Non-current	19,533	22,422
Current	411	535
Total	19,944	22,957

(i) Includes Zetol and Vista al Muelle plots of land, with the former being mortgaged to secure Group's borrowings. The net book value amounted to ARS 8,257 and ARS 10,455 as of June 30, 2024 and 2023, respectively. During the fiscal year ended June 30, 2024, certain significant transactions related to the property took place, such as the sale of two plots by Vista al Muelle S.A. (“VAM”) to the Boating Trust and the debt with an unrelated counterparty was settled through a payment in kind by transferring units in Towers 1 and 2 of the Carrasco Boating complex, amounting USD 6.8 million. Additionally, we made progress with the Municipal Government of Canelones in the signing of a new master contract, certifying compensations of USD 4.5 million and redefining infrastructure and urban management obligations.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

12. Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2024 and 2023 were as follows:

	Goodwill	Information systems and software	Future units to receive under barter transactions and others	Total
Costs	4,845	14,282	35,060	54,187
Accumulated depreciation	-	(11,870)	(8,025)	(19,895)
Net book amount at June 30, 2022	4,845	2,412	27,035	34,292
Additions	-	1,371	4,725	6,096
Disposals	-	(11)	(665)	(676)
Transfers	-	-	(741)	(741)
Currency translation adjustment	41	33	-	74
Amortization charges (i)	-	(1,724)	(290)	(2,014)
Balance as of June 30, 2023	4,886	2,081	30,064	37,031
Costs	4,886	15,675	38,379	58,940
Accumulated amortization	-	(13,594)	(8,315)	(21,909)
Net book amount at June 30, 2023	4,886	2,081	30,064	37,031
Additions	14	1,953	8,082	10,049
Disposals	-	-	(237)	(237)
Transfers	-	-	27,412	27,412
Currency translation adjustment	(87)	(144)	-	(231)
Amortization charges (i)	-	(1,297)	(244)	(1,541)
Balance as of June 30, 2024	4,813	2,593	65,077	72,483
Costs	4,813	17,484	73,636	95,933
Accumulated amortization	-	(14,891)	(8,559)	(23,450)
Net book amount at June 30, 2024	4,813	2,593	65,077	72,483

(i)

Amortization charge was recognized in the amount of ARS 565 and ARS 810 under "Costs", in the amount of ARS 972 and ARS 1,193 under "General and administrative expenses" and ARS 4 and ARS 11 under "Selling expenses" as of June 30, 2024 and 2023, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 27).

13. Rights of use of assets and lease liabilities

Below is the composition of the rights of use of the Group´s assets as of June 30, 2024 and June 30, 2023:

	06.30.2024	06.30.2023
Farmland	65,112	56,603
Convention center	8,611	9,207
Offices, shopping malls and other buildings	4,502	3,063
Machinery and equipment	1,760	749
Right-of-use assets	79,985	69,622
Non-current	79,985	69,622
Total	79,985	69,622

Changes in the Group´s rights of use during the fiscal year ended June 30, 2024 and June 30, 2023, were as follows:

	06.30.2024	06.30.2023
Beginning of the year	69,622	54,433
Additions	31,731	31,331
Disposals	(70)	(11)
Depreciation charges	(18,330)	(23,591)
Currency translation adjustment	(6,465)	3,073
Valorization	3,497	4,387
End of the year	79,985	69,622

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Depreciation charge for rights of use is detailed below:

	06.30.2024	06.30.2023	06.30.2022
Farmland	15,692	21,883	16,314
Convention center	593	593	661
Offices, shopping malls and other buildings	1,254	711	461
Machinery and equipment	791	404	431
Depreciation charge of right-of-use assets (i)	18,330	23,591	17,867

(i) Amortization charge was recognized in the amount of ARS 1,035 and ARS 991 under "Costs", in the amount of ARS 402 and ARS 97 under "General and administrative expenses" and ARS 408 and ARS 219 under "Selling expenses" as of June 30, 2024 and 2023, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 27) and ARS 16,485 and ARS 22,284 were capitalized as part of biological assets’ cost.

Other charges to income related to rights of use were as follows:

	06.30.2024	06.30.2023	06.30.2022
Lease liabilities interest	(1,946)	(2,419)	(2,341)
Results from short-term leases	(514)	(684)	(535)
Results from variable leases not recognized as lease liabilities	(6,166)	(3,099)	(3,388)

Below is the composition of the Group’s lease liabilities for the fiscal years ended June 30, 2024 and June 30, 2023:

	06.30.2024	06.30.2023
Offices, shopping malls and other buildings	2,862	1,437
Convention center	8,971	9,601
Farmland	67,945	76,878
Total lease liabilities	79,778	87,916
Non-current	61,242	66,263
Current	18,536	21,653
Total	79,778	87,916

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

14. Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the years ended June 30, 2024 and 2023 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others	Total
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1	Level 1
Balance as of June 30, 2022	14,839	20,464	32,910	52,731	951	505	122,400
Non-current (Production)	-	-	-	47,251	862	505	48,618
Current (Consumable)	14,839	20,464	32,910	5,480	89	-	73,782
Balance as of June 30, 2022	14,839	20,464	32,910	52,731	951	505	122,400
Transfers	(3,103)	3,103	-	-	-	-	-
Purchases	-	-	-	4,295	46	-	4,341
Initial recognition and changes in the fair value of biological assets (i)	-	16,782	(1,393)	(20,051)	(342)	-	(5,004)
Decrease due to harvest	-	(210,516)	(50,911)	-	-	-	(261,427)
Sales	-	-	-	(16,986)	(27)	-	(17,013)
Consumptions	-	-	-	(85)	(4)	(120)	(209)
Costs for the year	16,058	179,427	41,481	19,881	-	41	256,888
Foreign exchange	5,254	(2,814)	1,193	415	-	-	4,048
Balance as of June 30, 2023	33,048	6,446	23,280	40,200	624	426	104,024
Non-current (Production)	-	-	-	33,601	546	423	34,570
Current (Consumable)	33,048	6,446	23,280	6,599	78	3	69,454
Balance as of June 30, 2023	33,048	6,446	23,280	40,200	624	426	104,024
Purchases	-	-	-	7,422	7	-	7,429
Transfers	(2,500)	2,500	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	9,222	3,179	(6,258)	(306)	-	5,837
Decrease due to harvest	-	(169,597)	(49,797)	-	-	-	(219,394)
Sales	-	-	-	(20,368)	(36)	-	(20,404)
Consumes	-	-	-	(90)	(2)	(92)	(184)
Costs for the year	15,599	169,002	46,693	17,362	-	58	248,714
Currency translation adjustment	(30,620)	(3,781)	(4,042)	(1,269)	-	-	(39,712)
Balance as of June 30, 2024	15,527	13,792	19,313	36,999	287	392	86,310
Non-current (Production)	-	-	-	27,419	218	388	28,025
Current (Consumable)	15,527	13,792	19,313	9,580	69	4	58,285
Balance as of June 30, 2024	15,527	13,792	19,313	36,999	287	392	86,310

(i)

Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS (6,564) and ARS (20,393) for the fiscal years ended June 30, 2024 and 2023, respectively. For the fiscal years ended June 30, 2024 and 2023, amounts of (ARS 4,008) and ARS (12,691), was attributable to price changes, and amounts of ARS (2,556) and ARS (7,702), was attributable to physical changes generated by production result, respectively.

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

Sugarcane

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. This crop’s production requires specific weather conditions (tropical and subtropical climates. The Group recognizes these crops at a fair value net of costs of sales as soon as the biological transformation of the bearer plant is observed.

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

The fair value less estimated selling costs of agricultural produce at the point of harvest amount to ARS (159,780) and ARS (162,645) for the years ended June 30, 2024 and 2023, respectively.

When no quoted prices are available in an active market, the Group uses a range of valuation models. The following table presents main parameters:

Description	Valuation technique	Parameters	Discount rate	Range
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category	-	-
Sown land-crops (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices - Discount rate	Argentina:	Argentina
			43.5% - 45.0%	Yields: 0.77 - 16.56 tn./ha.
Future of sale prices: 167,450 - 317,264 ARS/tn
Operating cost: 67,095 - 1,135,254 ARS/ha
			Brazil:	Brazil:
			11.9%	Yields: 100.87 soybean bag/ha.
Future of sale prices: 41.76 BRL/tn.
Operating cost: 8.84 BRL/ha.
Sugarcane fields (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices - Discount rate	Brazil:	Brazil:
			11.9%	Yields: 82.92 tn/ha
Future of sale prices: 141.74 BRL/tn.
Operating cost: 86.73 BRL/tn.

As of June 30, 2024 and 2023, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of June 30, 2024, 2023 and 2022 are as follows:

	06.30.2024	06.30.2023	06.30.2022

Supplies and labors	183,952	192,862	188,123
Salaries, social security costs and other personnel expenses	12,307	11,556	10,600
Depreciation and amortization	32,140	33,973	28,453
Fees and payments for services	745	508	629
Maintenance, security, cleaning, repairs and others	1,806	1,627	1,825
Taxes, rates and contributions	242	349	599
Leases and service charges	144	126	96
Freights	1,362	1,776	1,334
Travelling, library expenses and stationery	1,356	1,314	1,175
Other expenses	14,602	12,756	13,379
	248,656	256,847	246,213

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

15. Inventories

Breakdown of Group’s inventories as of June 30, 2024 and 2023 are as follows:

	06.30.2024	06.30.2023
Crops	52,270	47,896
Materials and supplies	62,319	55,443
Sugarcane	1,011	750
Agricultural inventories	115,600	104,089
Supplies for hotels	680	742
Total inventories	116,280	104,831

As of June 30, 2024 and 2023 the cost of inventories recognized as expense amounted to ARS 270,386 and ARS 261,808, respectively and have been included in “Costs” in the Consolidated Statement of Income and Other Comprehensive Income.

16. Financial instruments by category

The following note presents the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statement of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade receivables, trade payables in-kind and tax receivables and payables, among others), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2024 are as follows:

	Financial assets	Financial assets at fair value through profit or loss			Subtotal financial	Non-financial
	at amortized cost	Level 1	Level 2	Level 3	assets	assets	Total
June 30, 2024
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	273,421	43,134	-	-	316,555	91,070	407,625
Investment in financial assets:
- Public companies’ securities	89	17,561	-	-	17,650	-	17,650
- Bonds	-	54,075	-	-	54,075	-	54,075
- Mutual funds	-	65,195	277	-	65,472	-	65,472
- Others	5,517	13,669	-	25	19,211	-	19,211
Derivative financial instruments:
- Commodities options contracts	-	3,535	-	-	3,535	-	3,535
- Commodities futures contracts	-	1,519	-	-	1,519	-	1,519
- Foreign-currency options contracts	-	206	-	-	206	-	206
- Foreign-currency future contracts	-	191	-	-	191	-	191
- Swaps	-	-	1,041	-	1,041	-	1,041
- Options on companies	57	-	-	-	57	-	57
- Others	-	1,401	-	-	1,401	-	1,401
Restricted assets (i)	2,720	-	-	-	2,720	-	2,720
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	50,834	-	-	-	50,834	-	50,834
- Short-term investments	-	63,801	-	-	63,801	-	63,801
Total assets	332,638	264,287	1,318	25	598,268	91,070	689,338

	Financial liabilities at	Financial liabilities at fair value through profit or loss	Subtotal financial	Non-financial
	amortized cost	Level 1	liabilities	liabilities	Total
June 30, 2024
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	191,890	-	191,890	107,189	299,079
Borrowings (Note 22)	822,535	-	822,535	-	822,535
Derivative financial instruments:
- Commodities options contracts	-	669	669	-	669
- Commodities futures contracts	-	1,355	1,355	-	1,355
- Foreign-currency options contracts	-	7,853	7,853	-	7,853
- Foreign-currency future contracts	-	3,716	3,716	-	3,716
- Swaps	-	1,651	1,651	-	1,651
Total liabilities	1,014,425	15,244	1,029,669	107,189	1,136,858

Financial assets and financial liabilities as of June 30, 2023 were as follows

	Financial assets	Financial assets at fair value through profit or loss		Subtotal financial	Non-financial
	at amortized cost	Level 1	Level 2	assets	assets	Total
June 30, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	274,430	55,172	-	329,602	90,388	419,990
Investment in financial assets:
- Public companies’ securities	-	18,747	-	18,747	-	18,747
- Bonds	-	48,426	2,850	51,276	-	51,276
- Mutual funds	-	93,011	-	93,011	-	93,011
- Others	5,315	2,130	-	7,445	-	7,445
Derivative financial instruments:
- Commodities options contracts	-	777	-	777	-	777
- Commodities futures contracts	-	7,661	-	7,661	-	7,661
- Foreign-currency options contracts	-	1,024	-	1,024	-	1,024
- Foreign-currency future contracts	-	6,587	-	6,587	-	6,587
- Swaps	-	-	1,036	1,036	-	1,036
- Others	-	7,263	-	7,263	-	7,263
Restricted assets (i)	4,466	-	-	4,466	-	4,466
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	34,423	-	-	34,423	-	34,423
- Short-term investments	-	110,237	-	110,237	-	110,237
Total assets	318,634	351,035	3,886	673,555	90,388	763,943

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized	Financial liabilities at fair value through profit or loss	Subtotal financial	Non-financial
	cost	Level 1	liabilities	liabilities	Total
June 30, 2023
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	212,803	-	212,803	114,837	327,640
Borrowings (Note 22)	973,601	-	973,601	-	973,601
Derivative financial instruments:
- Commodities options contracts	-	3,009	3,009	-	3,009
- Commodities futures contracts	56	1,245	1,301	-	1,301
- Foreign-currency future contracts	-	470	470	-	470
- Swaps	-	22	22	-	22
Total liabilities	1,186,460	4,746	1,191,206	114,837	1,306,043

(i) Corresponds to deposits in guarantee and escrows mainly for the payment of loans..

The following are details of the book value of financial instruments recognized, which were offset in the Consolidated Statement of Financial Position:

	06.30.2024			06.30.2023
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	325,684	(9,129)	316,555	337,209	(7,607)	329,602
Financial liabilities
Trade and other payables	201,019	(9,129)	191,890	220,410	(7,607)	212,803

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2024
Interest income	65,328	-	65,328
Interest and allowances generated by operating assets	20,295	-	20,295
Interest expenses	(58,958)	-	(58,958)
Lease liabilities interest	(1,946)	-	(1,946)
Foreign exchange, net	59,113	-	59,113
Fair value gain on financial assets at fair value through profit or gain	-	178,168	178,168
Gain from repurchase of Non-convertible Notes	244	-	244
Gain on financial instruments derived from commodities	-	11,140	11,140
Loss from derivative financial instruments (except commodities)	-	(48,233)	(48,233)
Other financial costs	(15,780)	-	(15,780)
Net result (i)	68,296	141,075	209,371

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2023
Interest income	8,169	-	8,169
Interest and allowances generated by operating assets	(5,470)	-	(5,470)
Interest expenses	(75,568)	-	(75,568)
Lease liabilities interest	(2,419)	-	(2,419)
Foreign exchange, net	74,584	-	74,584
Fair value gain on financial assets at fair value through profit or gain	-	32,203	32,203
Gain from repurchase of Non-convertible Notes	13,063	-	13,063
Gain from commodity derivative financial instruments	-	3,379	3,379
Gain from derivative financial instruments (except commodities)	-	10,997	10,997
Other financial costs	(12,396)	-	(12,396)
Net result (i)	(37)	46,579	46,542

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2022
Interest income	10,304	-	10,304
Interest and allowances generated by operating assets	11,448	-	11,448
Interest expenses	(110,329)	-	(110,329)
Lease liabilities interest	(2,341)	-	(2,341)
Foreign exchange, net	235,868	-	235,868
Dividends income	16	-	16
Fair value gain on financial assets at fair value through profit or gain	-	47,304	47,304
Gain from repurchase of Non-convertible Notes	11,664	-	11,664
Loss from commodity derivative financial instruments	-	(18,890)	(18,890)
Loss from derivative financial instruments (except commodities)	-	(11,535)	(11,535)
Other finance income	152	-	152
Other financial costs	(8,551)	-	(8,551)
Net result (i)	148,231	16,879	165,110

(i)  Included within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income, with the exception of Interest and discount generated by operating assets, which are included in ”Other operating results, net”.

During the fiscal years ended June 30, 2024 and 2023, there were no transfers between levels. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Derivative financial instruments – Swaps and Commodities options contracts	Theoretical price	Underlying asset price and volatility	Level 2	-
Purchase option – Warrant (Others)	Black & Scholes with dilution	Underlying asset price and volatility	Level 3	-

As of June 30, 2024, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group that were not considered in the fair value estimation.

17. Trade and other receivables

Group’s trade and other receivables as of June 30, 2024 and 2023 were as follows:

	06.30.2024	06.30.2023
Trade, leases and services receivable (*)	257,197	275,625
Less: allowance for doubtful accounts	(4,279)	(5,619)
Total trade receivables	252,918	270,006
Prepayments	59,230	49,459
Borrowings, deposits and others	42,216	35,418
Contributions pending integration	-	169
Guarantee deposits	71	42
Tax receivables	25,688	30,984
Others	23,223	28,293
Total other receivables	150,428	144,365
Total trade and other receivables	403,346	414,371

Non-current	141,683	125,244
Current	261,663	289,127
Total	403,346	414,371

(*) Includes field sales credits, which are revalued based on the soybean price at each balance sheet date. The related impact in the Consolidated Statement of Income and Other Comprehensive Income is presented within “Financial results, net.

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 34.

The fair value of current receivables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Trade accounts receivables are generally presented in the Consolidated Statement of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	06.30.2024	06.30.2023
Beginning of the year	5,619	8,218
Additions (i)	1,277	1,214
Recovery (i)	(226)	(488)
Currency translation adjustment	2,964	1,404
Used during the year	(16)	(13)
Inflation adjustment	(5,339)	(4,716)
End of the year	4,279	5,619

(i) The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Consolidated Statement of Income and Other Comprehensive Income (Note.27).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2024 and 2023 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Consolidated Statement of Financial Position):

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	31,679	1,421	3,836	52,323	3,565	92,824	36.1%
Sale of properties and developments	-	-	-	135,533	-	135,533	52.7%
Agricultural products	-	-	-	28,126	714	28,840	11.2%
Total as of 06.30.2024	31,679	1,421	3,836	215,982	4,279	257,197	100.0%

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	15,463	635	4,461	67,228	4,865	92,652	33.6%
Sale of properties and developments	-	-	643	146,821	-	147,464	53.5%
Agricultural products	-	-	-	34,755	754	35,509	12.9%
Total as of 06.30.2023	15,463	635	5,104	248,804	5,619	275,625	100.0%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

18. Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2024, 2023 and 2022:

	Note	06.30.2024	06.30.2023	06.30.2022
Profit for the year		93,980	290,458	504,586
Adjustments for:
Income tax	23	(61,872)	(270,180)	15,833
Amortization and depreciation	27	10,573	9,987	9,890
Gain from disposal of trading properties		(3,808)	(11,112)	-
Loss from disposal of property, plant and equipment		1,822	2,505	(65)
Realization of currency translation adjustment		-	(1,588)	-
Net loss/ (gain) from fair value adjustment of investment properties		348,674	191,996	(132,817)
Loss from disposal of subsidiary and associates		1,365	-	-
Financial results, net		(184,344)	(42,410)	(243,815)
Provisions and allowances		20,126	67,664	17,182
Share of (profit)/ loss of associates and joint ventures	8	(32,953)	(5,869)	1,562
Management fees		7,866	17,683	33,388
Changes in net realizable value of agricultural products after harvest		(7,174)	9,431	16,007
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(24,059)	(25,535)	(149,615)
Gain from disposal of farmlands		(52,612)	(55,825)	(44,088)
Changes in operating assets and liabilities:
(Increase) / decrease in inventories		(24,055)	(8,991)	1,650
(Increase) / decrease in trading properties		(655)	342	713
Decrease in biological assets		65,701	83,379	186,441
Decrease in trade and other receivables		100,191	42,462	36,666
Decrease in trade and other payables		(167,868)	(127,409)	(53,047)
(Decrease) / increase in salaries and social security liabilities		(9,646)	2,512	609
Decrease in provisions		(615)	(294)	(2,307)
Decrease in lease liabilities		(8,986)	(13,709)	(15,259)
Net variation in derivative financial instruments		5,396	(368)	977
Decrease in right of use assets		32	11	-
Net cash generated from operating activities before income tax paid		77,079	155,140	184,491

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2024, 2023 and 2022:

	06.30.2024	06.30.2023	06.30.2022
Increase in investment properties through an increase in trade and other payables	-	531	1,482
Decrease in investment properties through an increase in property, plant and equipment	12,434	3,195	39,709
Currency translation adjustment and other comprehensive results from associates and joint ventures	29,475	11,719	70,857
Other changes in shareholders' equity	18,969	28,337	1,921
Increase of non-convertible notes through a decrease in non-convertible notes	-	240,536	82,208
Decrease in lease liabilities through a decrease in trade and other receivables	50	-	22
Decrease in property, plant and equipment through an increase in investment properties	5,114	17,198	9,285
Increase in shareholders' equity through an increase in investment properties	5,863	4,425	-
Increase in deferred income tax liabilities through a decrease in shareholders' equity	1,532	1,278	2,995
Decrease in trading properties through an increase in intangible assets	-	4,726	-
Decrease in property, plant and equipment through an increase in shareholders' equity	-	988	7,312
Decrease in investment properties through an increase in investment in financial assets	-	290	-
Decrease in investment in financial assets through a decrease in trade and other payables	-	1,367	-
Increase in investment in financial assets through a decrease in trade and other receivables	284	2,211	-
Increase in property, plant and equipment through an increase in trade and other payables	9,781	28,017	-
Decrease in property, plant and equipment through an increase in trade and other receivables	2,075	11,064	126
Increase in investment in financial assets through an increase in borrowings	498	-	-
Decrease in shareholders' equity through a decrease in investment in financial assets	102,617	9,422	-
Increase in right of use assets through an increase in lease liabilities	35,228	35,719	7,888
Increase in investment in associates and joint ventures through a decrease in trade and other receivables	-	115	-
Increase in intangible assets through a decrease in investment properties	27,412	-	-
Increase in intangible assets through an increase in trade and other payables	7,895	-	97
Increase in intangible assets through an increase in payroll and social security liabilities	-	-	208
Decrease in investment in associates and joint ventures through an increase in trade and other receivables	5,396	19	178
Decrease in investment properties through an increase in trade and other receivables	3,021	-	-
Increase in investment in associates and joint ventures through a decrease in investments in financial assets	-	-	7,293
Increase in investment properties through a decrease in trading properties	-	2,149	-
Decrease in intangible assets through an increase in trading properties	-	546	-
Decrease in intangible assets through an increase in investment properties	-	197	-
Decrease in borrowings through a decrease in trade and other receivables	-	-	3,533
Decrease in borrowings through a decrease in trading properties	-	1,256	-
Increase in investment properties through a decrease in trade and other receivables	-	171	-
Increase in investment in associates and joint ventures through a decrease in borrowings	-	-	33
Barter transaction of investment properties	704	-	25,141
Cancellation of non-convertible notes in portfolio	-	-	68,583
Decrease in shareholders' equity through an increase in trade and other payables	6,647	710	-
Increase in group of assets held for sale through a decrease in property, plant and equipment	2,596	-	-
Increase in borrowings through a decrease in trade and other payables	376	-	-
Increase in shareholders' equity through a decrease in trade and other payables	997	-	-
Decrease in shareholders' equity through a decrease in trade and other receivables	4,163	6,297	-

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

The Company received all the funds in the amount of ARS 7,612 (net of ARS 107 for issuance expenses) and issued the new shares, increasing the capital stock to ARS 592 million. The amounts are expressed in the currency of the transaction date.

Inflation adjustment of share capital

The inflation adjustment related to share capital is allocated to an inflation adjustment account that forms part of shareholders' equity. The balance of this account could be applied towards the issuance of common stock to shareholders of the Company and to the absorption of negative retained earnings.

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

On January 18, 2024, CRESUD reported that the Share Buyback Program approved by the Board of Directors on November 11, 2022, for up to the sum of ARS 4,000 million, ended having acquired the equivalent of 13,474,104 ordinary shares, which represent approximately 99.94% of the approved program.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destined to the constitution of a legal reserve until it reaches the legal capped amount (20% of total capital and inflation adjustment of share capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Company has not reached the legal limit of this reserve.

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

Special reserve

On October 28, 2022 the Ordinary Shareholders’ Meeting, established a special reserve that amounts to ARS 131,647 as of June 30, 2024.

Dividends

During the year ended June 30, 2022 there was no distribution of dividends.

On October 28, 2022 and April 27, 2023 the Ordinary and Extraordinary Shareholders' Meeting approved the distribution of a dividend to shareholders for up to ARS 3,100 million and ARS 21,900 million, respectively. As of the date of these financial statements, they were paid in full.

On October 5, 2023, the Ordinary and Extraordinary Shareholders' Meeting of CRESUD approved distribution the distribution of a cash dividend for the sum of ARS 22,000 million and a dividend in kind through the delivery of 22,090,627 shares nominal value ARS 10 per share of IRSA owned by the Company, amount restated by the settlement derived from the distribution of bonus shares and change of par value, by applying a conversion ratio that for each share of nominal value ARS 1 corresponded to 0.90780451408 shares of nominal value ARS 10, according to the price of said shares as of October 4, 2023 which amounts to the sum of ARS 644.75. In addition, on May 2, 2024 a new distribution of a cash dividend was approved for the sum of ARS 30,000 (See Note 36). As of the date of these financial statements, they were paid in full.

The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Distribution of treasury shares

On October 28, 2022, the Ordinary and Extraordinary Shareholders' Meeting approved the creation of a new incentive plan for employees, management and directors to join without a share premium for up to 0.96% of the Share Capital.

On April 27, 2023, the Ordinary and Extraordinary Shareholders' Meeting of Cresud approved the distribution of 13,000,000 treasury shares to the shareholders, in proportion to their holdings by virtue of the provisions of Article 67 of Law 26,831.

Additional paid-in capital from treasury shares

When the treasury shares are sold, the difference between the net realization value of the treasury shares sold and their acquisition cost will be allocated, both in the case of positive or negative results, to an account of non-capitalized contributions. of the owners that will be denominated " Additional paid-in capital from treasury shares".

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

20. Trade and other payables

Group’s trade and other payables as of June 30, 2024 and 2023 were as follows:

	06.30.2024	06.30.2023
Trade payables	141,870	136,652
Advances from sales, leases and services (*)	61,678	61,007
Accrued invoices	12,921	14,582
Deferred income	473	540
Admission fees (*)	29,409	30,356
Deposits in guarantee	575	524
Total trade payables	246,926	243,661
Dividends payable to non-controlling interests	6,572	10,146
Tax payables	15,628	22,931
Director´s Fees	5,583	27,471
Management fees	7,866	11,616
Others	16,504	11,815
Total other payables	52,153	83,979
Total trade and other payables	299,079	327,640

Non-current	50,585	45,532
Current	248,494	282,108
Total	299,079	327,640

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

21. Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s responsibility under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS accounting standars. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceedings, and will revise its estimates.

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	Total
As of June 30, 2022	5,707	63	5,770
Additions (i)	30,131	-	30,131
Transfers (i)	(1,283)	-	(1,283)
Participation in the results	-	(59)	(59)
Inflation adjustment	(7,069)	-	(7,069)
Currency translation adjustment	41	-	41
Used during the year	(294)	-	(294)
As of June 30, 2023	27,233	4	27,237
Additions (i)	8,434	-	8,434
Decreases (i)	(419)	-	(419)
Participation in the results	-	11	11
Inflation adjustment	(8,416)	-	(8,416)
Currency translation adjustment	(58)	-	(58)
Used during the year	(615)	-	(615)
As of June 30, 2024	26,159	15	26,174

	06.30.2024	06.30.2023
Non-current	21,581	24,020
Current	4,593	3,217
Total	26,174	27,237

(i)	Additions and decreases are included in "Other operating results, net".
(ii)	Corresponds to the equity interest in Puerto Retiro in 2024 and 2023, respectively. Additions and decreases are included in "Share of profit / (loss) of associates and joint ventures".
(iii)	Includes the provision for the IDBD demand.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Trial and Preventive Seizure - Province of Salta

The contracts with the state company Salta Forestal S.A. by means of which rural real estate was given in concession to Cresud, the Governor of the Province of Salta has decreed through decrees 815/20, 395/21, 396/21, 397/21 and 398 / 21 reject the hierarchical appeals filed by Cresud against the payment of the royalties made by Salta Forestal S.A. and, depending on the campaign, by the Ministry of Agrarian Affairs for the 2013/2014, 2014/2015, 2015/2016, 2016/2017 campaigns , 2017/2018, 2018/2019 and 2019/2020 of corn, soybean and / or sorghum crops. In this context, Cresud has initiated the judicial challenge of these decrees and the province of Salta has initiated an executive and freezing lawsuit for the amounts of the controversial fees. To date, garnishment have been processed within the framework of file 726737/20 and in relation to executive order 815/20, for the sum of ARS 42 million, in the framework of file 739946/21 and in relation to executive order 395/21, for the sum of ARS 38 million, in relation to executive order 396/21, for the sum of ARS 45.5 million, in relation to executive order 397/21, for the sum of ARS 69 million, in relation to executive order 398/21, for the sum of ARS 58 million. In this regard and based on the executive orders issued by the Government of Salta and in accordance with what was reported by our external advisory lawyers, the contingency is estimated in the amount of ARS 977 million. The seized sums have been timely deposited in separate judicial fixed terms.

22. Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2024 and 2023 was as follows:

	Book value		Fair value
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Non-convertible notes	736,402	779,654	713,830	794,980
Bank loans	42,755	102,158	42,755	102,158
Bank overdrafts	33,153	73,472	33,153	73,472
Others	10,225	18,317	10,225	18,317
Total borrowings	822,535	973,601	799,963	988,927

Non-current	475,591	592,035
Current	346,944	381,566
Total	822,535	973,601

As of June 30, 2024 and 2023, total borrowings include collateralized liabilities (seller financing and bank loans) of ARS 112,954 and ARS 148,850, respectively. These borrowings are mainly collateralized by trading properties of the Group (Note 11).

The terms of the loans include standard covenants for this type of financial operations. As of the date of these Consolidated Financial Statements, the Group has complied with the covenants contemplated in its respective loan agreements.

The maturity of the Group's borrowings is as follows:

	06.30.2024	06.30.2023

Capital:
Less than one year	326,280	356,956
Between 1 and 2 years	241,633	224,705
Between 2 and 3 years	134,116	260,840
Between 3 and 4 years	77,432	43,473
Between 4 and 5 years	7,283	60,909
More than 5 years	14,688	929
	801,432	947,812
Accrued interest:
Less than one year	20,664	24,610
Between 1 and 2 years	3	758
Between 2 and 3 years	-	421
Between 3 and 4 years	436	-
Between 4 and 5 years	-	-
More than 5 years	-	-
	21,103	25,789
	822,535	973,601

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of evolution of borrowing during the years ended June 30, 2024 and 2023:

	06.30.2024	06.30.2023
Balance at the beginning of the year	973,601	1,132,783
Borrowings	327,411	611,252
Payment of borrowings	(319,507)	(645,674)
Collection of short term loans, net	32,549	15,545
Interests paid	(128,057)	(128,185)
Accrued interests	142,209	91,400
Currency translation adjustment and exchange differences, net	215,425	429,109
Inflation adjustment	(422,521)	(531,953)
Reclassifications and other movements	1,425	(676)
Balance at the end of the year	822,535	973,601

The following tables shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2024 and 2023:

	06.30.2024
	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	38,857	-	-	38,857
Brazilian Reais	-	30,430	-	30,430
US Dollar	587,559	1,304	3,793	592,656
Subtotal fixed-rate borrowings	626,416	31,734	3,793	661,943
Floating rate:
Argentine Peso	74,351	-	-	74,351
Brazilian Reais	-	86,241	-	86,241
Subtotal floating rate borrowings	74,351	86,241	-	160,592
Total borrowings	700,767	117,975	3,793	822,535

	06.30.2023
	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	178,840	-	-	178,840
Brazilian Reais	-	40,779	-	40,779
US Dollar	627,317	7,520	6,069	640,906
Subtotal fixed-rate borrowings	806,157	48,299	6,069	860,525
Floating rate:
Argentine Peso	46,594	-	-	46,594
Brazilian Reais	-	66,482	-	66,482
Subtotal floating rate borrowings	46,594	66,482	-	113,076
Total borrowings	852,751	114,781	6,069	973,601

The following describes the debt issuances made by the Group for the years ended June 30, 2024, and 2023:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
CRESUD	Series XXXVIII	jul-22	USD 70.57	3/3/2026	8.00%	At expiration	Semi-annually and last one bimonthly
CRESUD	Series XXXIX	aug-22	ARS 5,122.47	2/23/2024	Badlar + 1.00%	At expiration	Quarterly
CRESUD	Series XL	dec-22	USD 38.21	12/21/2026	0.00%	Biannual payments since 2025	n/a
CRESUD	Series XLI	apr-23	ARS 4,147.33	10/4/2024	Badlar + 3.00%	At expiration	Quarterly
CRESUD	Series XLII	apr-23	USD 30.05	5/4/2026	0.00%	Quarter payments since 2025	n/a
CRESUD	Series XLIII	jan-24	ARS 19,886.02	1/17/2025	Badlar + 0.00%	At expiration	Quarterly
CRESUD	Series XLIV	jan-24	USD 39.77	1/17/2027	6.00%	At expiration	Semi-annually
CRESUD	Series XLV	apr-24	USD 10.20	8/22/2026	6.00%	At expiration	Semi-annually and last one quarterly
FyO	Series II	jul-22	USD 15	7/25/2025	0.00%	At expiration	n/a
FyO	Series III	apr-23	USD 20	4/25/2026	0.00%	At expiration	n/a
IRSA	Series XIV	jul-22	USD 171.20	6/22/2028	8.75%	17.5% in jun-24 - 17.5% in jun-25 - 17.5% in jun-26 - 17.5% in jun-27 - 30% in jun-28	Semi-annually
IRSA	Series XV	jan-23	USD 61.75	3/25/2025	8.00%	At expiration	Semi-annually
IRSA	Series XVI	jan-23	USD 28.25	7/25/2025	7.00%	At expiration	Semi-annually
IRSA	Series XVII	jun-23	USD 25.00	12/7/2025	5.00%	At expiration	First one Quarterly and next Semi-annually
IRSA	Series XVIII	feb-24	USD 21.41	2/28/2027	7.00%	At expiration	Semi-annually
IRSA	Series XIX	feb-24	ARS 26,203.85	2/28/2025	Badlar + 0.99%	At expiration	Quarterly
IRSA	Series XX	jun-24	USD 23.02	6/10/2026	6.00%	At expiration	Semi-annually
IRSA	Series XXI	jun-24	ARS 17,012.71	6/10/2025	Badlar + 4.50%	At expiration	Quarterly

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Series XLIII and XLIV Notes - CRESUD

On January 17, 2023, Cresud issued Notes XLIII and XLIV on the local market for a total amount of USD 64 million through the following instruments:

•

Series XLIII: Denominated and payable in Argentine pesos for ARS 19,886 million at a variable interest rate BADLAR plus 0% spread, with quarterly interests’ payments. The Capital amortization will be 100% at maturity, on January 17, 2025. The issuance price was 100.0% of the nominal value.

•	Series XLIV: Denominated in dollars for USD 39.8 million, with 6% interest rate and semiannual interests’ payments. The Capital amortization will be 100% at maturity, on January 17, 2027. The issuance price was 100.0% of the nominal value.

The funds were mainly used to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

Series XLV Notes - CRESUD

On April 22, 2024, Cresud issued Notes on the local market for a total amount of USD 10.2 million through the following instrument:

•	Series XLV (blue chip swap FX): Denominated and payable in dollars for USD 10.2 million, with 6.0% interest rate and semiannual interests’ payments. The Capital amortization will be 100% at maturity, on August 22, 2026. The issuance price was 100.0%.

Series XII Notes Redemption - IRSA

On December 28, 2023, IRSA notified the holders of Series XII Notes of the early redemption of all of them for a principal amount of UVA 53,784,674 (equivalent to ARS 25,314 million at the time of redemption), which were outstanding and in circulation with maturity on March 31, 2024, in accordance with the terms and conditions detailed in the Offering Memorandum dated March 26, 2021. The redemption and payment were carried out on January 5, 2024. The redemption price was 100% of the face value of the Series XII Notes, plus accrued and unpaid interest, as of the date set for redemption.

Series XVIII and XIX Notes - IRSA

On February 28, 2024, IRSA issued Series XVIII and XIX Notes in the local market for a total amount of USD 52.6 million. Below are the main characteristics of the issuance:

•	Series XVIII: Denominated in dollars for USD 21.4 million at a fixed rate of 7.0%, with semi-annual payments. The principal will be paid at maturity on February 28, 2027. The price of issuance was 100.0% of the nominal value.

•

Series XIX: Denominated and payable in Argentina pesos for ARS 26,204 million at a variable interest rate BADLAR plus 0.99% spread, with quarterly payments. The principal will be paid at maturity on February 28, 2025. The price of issuance was 100.0% of the nominal value.

The funds will be used as defined in the issuance documents.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Series XX and XXI Notes - IRSA

On June 10, 2024, IRSA issued Series XX and XXI Notes in the local market for a total amount of USD 42.0 million. Below are the main characteristics of the issuance:

•	Series XX: Denominated in dollars for USD 23.0 million at a fixed rate of 6.0%, with semi-annual payments. The principal will be paid at maturity on June 10, 2026. The price of issuance was 100.0% of the nominal value.

•

Series XXI: Denominated and payable in Argentina pesos for ARS 17,012.7 million at a variable interest rate BADLAR plus 4.50% spread, with quarterly payments. The principal will be paid at maturity on June 10, 2025. The price of issuance was 100.0% of the nominal value.

The funds will be used as defined in the issuance documents.

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

The companies paying the extraordinary payment on account were: IRSA, Futuros y Opciones. Com S.A; Amauta Agro S.A, FYO Acopio S.A, Panamerican Mall S.A, Fibesa S.A, Arcos del Gourmet S.A; all maturing after April 2023.

Regarding IRSA, an appeal was requested in each installment to AFIP and a precautionary measure in judicial court requesting the suspension of the effects of the resolution 5248/2022 since the payment of said advance would imply an excess of the tax obligation for the company.

Considering that the 2023 income tax affidavit was filed confirming that the tax advances were in excess of the tax obligation, the principal of those advances ceased to be claimed by the tax authorities. However, in August 2023, the AFIP demanded that IRSA pay compensatory interest. This demand was responded to with an appeal, arguing that RG 5248/22 is unconstitutional and, therefore, the claim for interest is logically invalid.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

On July 8, 2024, Law 27.743 ‘Palliative and relevant tax measures’ was published. Article 8° of the law mentions the remission of interest under the payment facilities plan:

‘Article 8 - All compensatory and/or punitive interest corresponding to tax obligations (including ordinary and/or extraordinary advances or payments on account) cancelled prior to March 31, 2024, inclusive, shall be remitted as of right. This benefit of remission is not subject to the fulfilment of any condition or requirement other than the payment of the tax obligation prior to the aforementioned date. This remission includes compensatory and punitive interests that have been included in payment facility plans related to ordinary and/or extraordinary advances or payments on account that have been duly cancelled before March 31, 2024, inclusive. Said benefit of remission also applies when the ordinary and/or extraordinary advances or payments on account ceased or cease to be due, respectively, by virtue of the filing of tax returns that have been formalised prior to the entry into force of this regime, or by the corrective tax returns that must be filed by virtue of the regularisation established in this title’.

Therefore, the case for the claim for interest has has remained abstract and no claim by the tax authorities is due.

Submission of income tax presentation - IRSA

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which has been absorbed by the Company according to what was detailed in the Note. 4.C to the Consolidated Financial Statements as of June 30, 2022, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2021 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the limit of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (ordered text in 2019).

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

As of the date of issuance of these financial statements, there are new legal precedents in line with the Company's position and the "Candy" ruling mentioned above. In late October 2022, the Supreme Court of Justice of the Nation, in the case "Telefónica de Argentina S.A. and another v. EN - AFIP - DGI regarding the General Tax Directorate," upheld the opinion of the Attorney General of the Nation issued in the "Appeal No. 1, Telefónica de Argentina S.A. and Another v. EN-AFIP DGI regarding the General Tax Directorate," asserting the inadmissibility of a tax that, in its application, would be confiscatory for the taxpayer.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Considering the foregoing, IRSA's Board of Directors together with its legal and tax advisors re-evaluated during the fiscal year 2023 the accounting decision taken at the end of the previous fiscal year 2021, in light of the new elements of judgment, and concluded that all the existing evidence and, in particular, the last sentence of the Supreme Court of Justice of the Nation, mentioned in the previous paragraph, configure a position of favorability greater than a position of rejection in higher instances in the face of a possible controversy with the Argentine Tax Authority. For all the detailed reasons, they have decided, following the guidelines established by the IFRS, to reverse the provision for the aforementioned tax registered as of June 30, 2022 and 2021 for ARS 13,979 million (amount expressed in June 2023 currency), their provisioned interest accounted at the closing of the Annual Financial Statements for ARS 366 million (amount expressed in June 2023 currency) and register in the deferred income tax, the updating of the remaining losses, aligning the accounting treatment with the tax criteria duly presented.

In the same sense, IRSA made the provision for income tax for the year ended June 30, 2023 and 2024, applying the same systematic and comprehensive inflation adjustment criteria as the update of its accumulated losses.

Additionally, it is worth mentioning that the calculation of deferred tax for the current fiscal year includes the legal option provided in Article 195 of the Income Tax Law, which allows one-third of the tax inflation adjustment to be accounted for in this fiscal period and the remaining two-thirds to be allocated in equal parts over the next two immediate fiscal periods, provided that the requirement of certain investments in fixed assets is met in the following two fiscal periods.

The Group analyzes the recoverability of its deferred tax assets when there are events or changes in circumstances that imply a potential indication of revaluation or devaluation. The value in use is determined on the basis of projected tax cash flows.

The aforementioned cash flows are prepared based on estimates regarding the future behavior of certain variables that are sensitive in determining the recoverable value, among which are: (i) sales projections; (ii) expense projections; (iii) macroeconomic variables such as growth rates, inflation rates, exchange rates, among others.

The details of the Group’s income tax, is as follows:

	06.30.2024	06.30.2023	06.30.2022
Current income tax	(24,285)	53,850	(147,068)
Deferred income tax	86,157	216,330	131,235
Income tax (i)	61,872	270,180	(15,833)

(i)	Includes reversal of the income tax provision. See “Submission of income tax presentation”.

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Brazil	25% - 34%
Uruguay	0% - 25%
Bolivia	25%
USA	0% - 21%
Bermudas	0%
Israel	23% - 24%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2024, 2023 and 2022:

	06.30.2024	06.30.2023	06.30.2022
Tax calculated at the tax rates applicable to profit in the respective countries (i)	(4,642)	(7,073)	(152,621)
Permanent differences:
Tax inflation adjustment permanent difference	(88,263)	23,993	(132,116)
Share of profit/ (loss) of associates and joint ventures	23,295	13,015	(1,939)
Result from sale of participation in subsidiaries	(260)	11	(2,627)
Difference between provision and tax return (ii)	(18)	40,701	-
Fiscal transparency	(3,751)	(5,079)	(10,165)
Recovery of unrecognized tax loss carry-forwards	2,630	6,925	76,609
Non-taxable profit and non-deductible expenses	39,322	1,059	(1,609)
Others	(6,881)	4,068	3,354
Accounting Inflation adjustment permanent difference	100,440	192,560	205,281
Income tax from continuing operations	61,872	270,180	(15,833)

(i)

The applicable income tax rate was calculated based on the legal tax rates in the countries where the Group operates. As of June 30, 2024, 2023 and 2022, the tax rate in the Argentine Republic was 35%.

(ii)	Includes reversal of the income tax provision. See “Submission of income tax presentation”.

Deferred tax assets and liabilities of the Group as of June 30, 2024 and 2023 will be recovered as follows:

	06.30.2024	06.30.2023
Deferred income tax assets to be recovered after more than 12 months	74,082	43,714
Deferred income tax assets to be recovered within 12 months	29,635	29,847
Deferred income tax assets	103,717	73,561
Deferred income tax liabilities to be recovered after more than 12 months	(646,632)	(711,008)
Deferred income tax liabilities to be recovered within 12 months	(85,498)	(81,800)
Deferred income tax liabilities	(732,130)	(792,808)
Total deferred income tax liabilities, net	(628,413)	(719,247)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2024 and 2023, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At the beginning	Currency translation adjustment	Charged to the Statement of Income	Revaluation surplus	At the end
June 30, 2024
Assets
Trade and other payables	20,751	-	(5,858)	-	14,893
Tax loss carry-forwards	32,509	(4,209)	35,506	-	63,806
Others	20,156	(2,122)	6,818	-	24,852
Borrowings	145	-	21	-	166
Subtotal assets	73,561	(6,331)	36,487	-	103,717
Liabilities
Investment properties and property, plant and equipment	(697,294)	10,319	108,442	(2,037)	(580,570)
Biological assets	(12,379)	83	(7,876)	-	(20,172)
Trade and other receivables	(3,994)	-	2,251	-	(1,743)
Investments	(9,675)	-	(3,221)	-	(12,896)
Intangible assets	(6,547)	-	(7,514)	-	(14,061)
Tax inflation adjustment	(39,011)	-	(36,678)	-	(75,689)
Inventories	(13,944)	2,832	(4,645)	-	(15,757)
Others	(9,964)	(189)	(1,089)	-	(11,242)
Subtotal liabilities	(792,808)	13,045	49,670	(2,037)	(732,130)
Liabilities, net	(719,247)	6,714	86,157	(2,037)	(628,413)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	At the beginning	Currency translation adjustment	Charged to the Statement of Income	Revaluation surplus	At the end
June 30, 2023
Assets
Trade and other payables	12,246	-	8,505	-	20,751
Tax loss carry-forwards	12,030	524	19,955	-	32,509
Others	18,955	1,123	78	-	20,156
Borrowings	1,367	-	(1,222)	-	145
Subtotal assets	44,598	1,647	27,316	-	73,561
Liabilities
Investment properties and property, plant and equipment	(810,782)	(4,432)	119,469	(1,549)	(697,294)
Biological assets	(21,753)	346	9,028	-	(12,379)
Trade and other receivables	(4,614)	-	620	-	(3,994)
Investments	(409)	-	(9,266)	-	(9,675)
Intangible assets	(5,447)	-	(1,100)	-	(6,547)
Tax inflation adjustment	(117,827)	-	78,816	-	(39,011)
Inventories	(10,254)	(959)	(2,731)	-	(13,944)
Others	(4,076)	(66)	(5,822)	-	(9,964)
Subtotal liabilities	(975,162)	(5,111)	189,014	(1,549)	(792,808)
Liabilities, net	(930,564)	(3,464)	216,330	(1,549)	(719,247)

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

As of June 30, 2024, the Group's recognized tax loss carry forward prescribed as follows:

Jurisdiction	06.30.2024	Date of generation	Due date
Argentina	155,360	2020	2025
Argentina	18,203	2021	2026
Argentina	11,402	2022	2027
Argentina	7,525	2023	2028
Argentina	10,491	2024	2029
Brazil	66,092	2019-2024	Do not expire
Total cumulative tax loss carry-forwards	269,073

The Group assesses the realizability of deferred income tax assets, by considering whether it is probable that some portion or all of the deferred income tax assets will not be realized. In order to make this assessment, Management considers the scheduled reversal of deferred income tax liabilities, projected business and tax planning strategies.

On this basis, it is estimated that as of June 30, 2024, all deferred tax assets and tax credits will be realized.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of ARS 37,365 and ARS 100,670 as of June 30, 2024 and 2023, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

24. Leases

The Group as lessee

Operating leases

In the ordinary course of business, the Group enters into several operating lease agreements. Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. Rent expense for the years ended as of June 30, 2024, 2023 and 2022 amounted to ARS 7,729, ARS 6,316 and ARS 6,079, respectively and is included in the line item "Costs" in the Consolidated Statement of Income and Other Comprehensive Income.

The Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense paid for the years ended as of June 30, 2024, 2023 and 2022 amounted to ARS 3,070, ARS 1,886 and ARS 1,710, respectively and is included in the line item "Costs" in the Consolidated Statement of Income and Other Comprehensive Income.

The Group leases property or spaces for administrative or commercial use both in Argentina and in Israel, under operating leases. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 32). The amounts involved are not material for any of the periods filed.

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	06.30.2024	06.30.2023	06.30.2022
No later than 1 year	16,389	11,161	8,460
Later than 1 year and not later than 5 years	25,221	15,560	57,004
More than 5 years	15,956	13,799	-
	57,566	40,520	65,464

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

Rental properties are considered to be investment properties. Book value is included in Note 9. The future minimum proceeds generated from non-cancellable operating leases from Group’s Shopping malls, offices and other buildings are as follows:

	06.30.2024	06.30.2023	06.30.2022
No later than 1 year	42,171	44,825	23,756
Later than 1 year and not later than 5 years	32,829	44,647	61,979
More than 5 years	207	2,147	11,164
	75,207	91,619	96,899

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

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	06.30.2024	06.30.2023	06.30.2022
No later than 1 year	2,494	1,962	1,185
Later than 1 year and not later than 5 years	6,611	4,834	2,058
More than 5 years	-	74	-
	9,105	6,870	3,243

25. Revenues

	06.30.2024	06.30.2023	06.30.2022
Crops	191,800	214,481	297,562
Sugarcane	47,363	45,241	83,733
Cattle	25,495	19,881	29,807
Supplies	66,013	37,841	50,611
Consignment	23,358	26,742	16,262
Advertising and brokerage fees	16,818	20,203	18,478
Agricultural rental and other services	12,084	11,682	14,769
Income from sales and services from agricultural business	382,931	376,071	511,222
Trading properties and developments	6,906	14,146	4,043
Rental and services	259,988	261,610	218,012
Hotel operations, tourism services and others	61,548	55,585	34,427
Income from sales and services from urban properties and investment business	328,442	331,341	256,482
Total revenues	711,373	707,412	767,704

26. Costs

	06.30.2024	06.30.2023	06.30.2022
Other operative costs	228	276	411
Cost of property operations	228	276	411
Crops	168,775	178,594	276,543
Sugarcane	42,128	47,838	77,331
Cattle	20,404	17,194	24,983
Supplies	59,483	35,376	35,680
Consignment	9,379	15,451	27,355
Advertising and brokerage fees	15,551	12,757	13,378
Agricultural rental and other services	7,729	6,316	6,079
Cost of sales and services from agricultural business	323,449	313,526	461,349
Trading properties and developments	5,082	3,892	3,758
Rental and services	75,353	82,401	73,621
Hotel operations, tourism services and others	28,931	28,285	19,799
Cost of sales and services from sales and services from urban properties and investment business	109,366	114,578	97,178
Total costs	433,043	428,380	558,938

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

27. Expenses by nature

The Group disclosed expenses in the Consolidated Statement of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2024, 2023 and 2022.

	Costs	General and administrative expenses	Selling expenses	Total
Change in agricultural products and biological assets	196,501	-	-	196,501
Salaries, social security costs and other personnel expenses	54,955	39,801	5,907	100,663
Fees and payments for services	45,290	11,022	2,655	58,967
Cost of sale of goods and services	70,909	-	-	70,909
Maintenance, security, cleaning, repairs and others	32,343	5,259	78	37,680
Taxes, rates and contributions	6,240	4,453	22,159	32,852
Advertising and other selling expenses	12,228	85	2,750	15,063
Freights	35	373	16,613	17,021
Director's fees	-	16,427	-	16,427
Depreciation and amortization	6,834	2,960	779	10,573
Leases and service charges	2,142	939	86	3,167
Travelling, library expenses and stationery	1,591	1,231	685	3,507
Supplies and labors	1,719	-	3,785	5,504
Other expenses	1,009	407	1,633	3,049
Bank expenses	183	1,844	-	2,027
Conditioning and clearance	-	-	2,182	2,182
Interaction and roaming expenses	1,064	50	21	1,135
Allowance for doubtful accounts, net	-	-	1,051	1,051
Total expenses by nature as of 06.30.2024	433,043	84,851	60,384	578,278

	Costs	General and administrative expenses	Selling expenses	Total
Change in agricultural products and biological assets	211,818	-	-	211,818
Salaries, social security costs and other personnel expenses	53,846	38,646	5,093	97,585
Fees and payments for services	40,980	10,359	4,212	55,551
Cost of sale of goods and services	50,604	-	-	50,604
Maintenance, security, cleaning, repairs and others	31,100	5,640	57	36,797
Taxes, rates and contributions	7,507	2,754	21,059	31,320
Advertising and other selling expenses	17,461	66	1,369	18,896
Freights	21	10	14,898	14,929
Director's fees	-	38,090	-	38,090
Depreciation and amortization	6,410	3,178	399	9,987
Leases and service charges	2,957	1,141	113	4,211
Travelling, library expenses and stationery	1,427	1,074	653	3,154
Supplies and labors	2,489	-	65	2,554
Other expenses	810	680	126	1,616
Bank expenses	137	1,531	42	1,710
Conditioning and clearance	-	-	1,537	1,537
Interaction and roaming expenses	813	37	15	865
Allowance for doubtful accounts, net	-	-	726	726
Total expenses by nature as of 06.30.2023	428,380	103,206	50,364	581,950

	Costs	General and administrative expenses	Selling expenses	Total
Change in agricultural products and biological assets	346,452	-	-	346,452
Salaries, social security costs and other personnel expenses	48,206	33,783	3,161	85,150
Fees and payments for services	43,159	8,248	4,878	56,285
Cost of sale of goods and services	59,503	-	-	59,503
Maintenance, security, cleaning, repairs and others	28,288	5,653	32	33,973
Taxes, rates and contributions	9,166	2,275	21,910	33,351
Advertising and other selling expenses	10,627	-	3,449	14,076
Freights	23	11	18,245	18,279
Director's fees	-	14,594	-	14,594
Depreciation and amortization	6,086	3,608	196	9,890
Leases and service charges	2,578	958	90	3,626
Travelling, library expenses and stationery	963	1,193	443	2,599
Supplies and labors	2,240	-	2,400	4,640
Other expenses	765	668	1,667	3,100
Bank expenses	91	1,457	10	1,558
Conditioning and clearance	-	-	2,373	2,373
Interaction and roaming expenses	791	15	-	806
Allowance for doubtful accounts, net	-	-	(60)	(60)
Total expenses by nature as of 06.30.2022	558,938	72,463	58,794	690,195

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

28. Other operating results, net

	06.30.2024	06.30.2023	06.30.2022
Gain / (loss) from commodity derivative financial instruments	11,140	3,379	(18,890)
(Loss) / gain from sale of property, plant and equipment	(1,822)	(2,505)	65
Realization of currency translation adjustment (i)	-	1,588	-
Loss from sale of joint ventures	(1,365)	-	-
Donations	(874)	(1,403)	(1,277)
Lawsuits and other contingencies	(8,015)	(28,848)	(2,648)
Interest and allowances generated by operating assets	20,295	(5,470)	11,448
Administration fees	445	433	314
Others	1,570	(292)	4,857
Total other operating results, net	21,374	(33,118)	(6,131)

(i)	Corresponds to Condor, Real Estate Investment Group VII LP and Jiwin S.A’s liquidation.

29. Financial results, net

	06.30.2024	06.30.2023	06.30.2022
Financial income
Interest income	65,328	8,169	10,304
Dividend income	-	-	16
Other finance income	-	-	152
Total financial income	65,328	8,169	10,472
Financial costs
Interest expense	(60,904)	(77,987)	(112,670)
Other financial costs	(12,589)	(10,108)	(12,074)
Total finance costs	(73,493)	(88,095)	(124,744)
Other financial results:
Foreign exchange, net	59,113	74,584	235,868
Fair value gain from financial assets and liabilities at fair value through profit or loss	178,168	32,203	47,304
Gain from repurchase of non-convertible notes	244	13,063	11,664
(Loss) / gain from derivative financial instruments (except commodities)	(48,233)	10,997	(11,535)
Others	(3,191)	(2,288)	3,523
Total other financial results	186,101	128,559	286,824
Inflation adjustment	(42,545)	41,526	3,202
Total financial results, net	135,391	90,159	175,754

30. Earnings per share

(a)Basic

Basic earnings per share amounts are calculated in accordance with IAS 33, by dividing the profit attributable to equity holders of the Group by the weighted average number of common shares outstanding during the year, excluding common shares purchased by the Group and held as treasury shares.

	06.30.2024	06.30.2023	06.30.2022
Profit for the year attributable to equity holders of the parent	78,460	162,990	297,052
Weighted average number of common shares outstanding	592	602	609
Basic earnings per share (i)	132.44	270.75	487.77

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential shares.

	06.30.2024	06.30.2023	06.30.2022
Profit for the year attributable to equity holders of the parent	78,460	162,990	297,052
Weighted average number of common shares outstanding	702	685	679
Diluted earnings per share (i)	111.80	237.94	437.48

(i)	Earnings per share for 2023 and 2022 show the comparative impact in the capital increases, where there was no corresponding change in the entity’s resources.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a reconciliation between the weighted average number of ordinary shares outstanding and the weighted average number of diluted ordinary shares, considered for the calculation of earnings per share:

	06.30.2024	06.30.2023	06.30.2022
Weighted average number of shares outstanding	592	602	609
Concepts that affect dilution	110	83	70
Weighted average number of common shares diluted	702	685	679

31. Employee benefits and share-based payments

Incentive Plan

The Group has an equity incentive plan, created on September 30, 2011, which aims at certain selected employees, directors and top management IRSA and CRESUD (the “Participants”). Participation in the plan was  voluntary and employees were invited to participate by the Board.

Under the Incentive Plan, during the fiscal years 2011, 2012 and 2013 entitle the Participants to receive shares ("Contributions") of the Company and IRSA, based on a percentage of their annual bonus for the years 2011, 2012 and 2013, providing they remain as employees of the Company for at least five years, among other conditions, required to qualify such Contributions (except in case of disability or death, where there is no time limit). Contributions shall be held by IRSA and CRESUD, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants only when the employees retire from the Company. In spite of this, the economic rights of the shares in the portfolio assigned to said participants will be received by them.

Regarding the shares to be delivered by Cresud to the employees of the company, and for the shares to be delivered by IRSA to Cresud employees, the Group accounts the active or passive position measured at the closing date of the financial statements.

During the fiscal years ended June 30, 2024, 2023 and 2022, the Group granted 0.40, 0.40 and 0.30 million shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	06.30.2024	06.30.2023	06.30.2022
At the beginning	3,214,409	3,583,343	3,881,150
Granted	(389,505)	(368,934)	(297,807)
At the end	2,824,904	3,214,409	3,583,343

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

In case of resignation or termination without fair cause, the manager will receive the Group’s contribution only if he or she has participated in the Plan for at least 5 years. Starting from July 1, 2023, contributions will only be made at 100% of the Basic Contributions.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

On July 1, 2023, a new ILP plan came into effect, which covers certain key positions. This is a compensation plan in which participants are entitled to receive a defined contribution if the objectives set by the company for the next three fiscal years are achieved. To receive the contribution, beneficiaries are required to remain with the Company until the end of the program on June 30, 2026, and meet the objectives.

Contributions made by the Group under the Plan amount to ARS 1,949 and ARS 1,639 for the fiscal years ended June 30, 2024 and 2023, respectively.

Employee long-term incentive - Brasilagro

On October 2, 2017, the General Shareholders' Meeting approved the creation of the Long-Term Share-Based Incentive Plan ("ILPA Plan"), a compensation program in which participants are entitled to receive a number of issued shares by the company if the objectives defined in the agreement are achieved. The ILPA Plan was divided into 3 programs and requires beneficiaries to remain with the Company for a specified period (consolidation period), in addition to having cumulative key performance indicators ("KPls") that can define, increase or decrease the number of actions, classifying the result according to the 3 categories that make up the plan. The first compensation program ("ILPA 1") was approved by the Board of Directors on June 18, 2018 and ended during the year June 30, 2021. The accumulated expenses of the plan reached ARS 431 with compensation and ARS 301 in charges.

On May 6, 2021, the Board of Directors approved the terms of the second share-based compensation program ("ILPA 2"), giving continuity to the ILPA Plan, establishing the characteristics and general rules of the new plan, such as a maximum number of shares and the list of eligible employees, appointed by a designated committee and approved by the Board. The structure of the 2nd program is maintained in accordance with the basic guidelines of the ILPA Plan, which basically include the permanence of employees during the accrual period and the achievement of key performance indicators ("KPIs") accumulated between 1 July 2020 and June 30, 2024 (consolidation period).

The ILPA Plan falls within the scope of CPC 10 - Share-based Payment, as the Company receives services from participants and, in return, agrees to deliver its own shares if the conditions are met. The standard determines that benefits payable in shares must be measured at fair value on the benefit grant date, defined as June 30, 2024, and will not be remeasured (except in the case of a remeasurement event such as a change in plan terms), and the expense is recognized during the consolidation period. As of the date of these financial statements, ILPA 2 expenses totaled ARS 311.

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

The aggregate compensation to the Senior Management of the Operations Center in Argentina for the year ended June 30, 2024 amounts to ARS 128.

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

As regards the Consulting Agreement, in consideration for its services we pay CAMSA an annual fee equal to 10% of our annual net income after tax from our separate statement of income During the years ended as of June 30, 2024, 2023 and 2022, ARS 7,866, ARS 17,683 and ARS 33,388 were recognized in results for this concept, respectively.

The Consulting Agreement can be revoked by any of the parties upon prior written notice that should not exceed 60 days. If we revoke the Consulting Agreement without cause, we will be liable to pay CAMSA twice the average fee amounts paid for management services during the two fiscal years preceding such revocation.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary presentation of the balances with related parties as of June 30, 2024 and 2023:

Item	06.30.2024	06.30.2023
Trade and other receivables	27,809	30,781
Investments in financial assets	3,783	4,811
Trade and other payables	(22,923)	(40,895)
Borrowings	(522)	(818)
Total	8,147	(6,121)

Related party	06.30.2024	06.30.2023	Description of transaction	Item
New Lipstick	221	230	Reimbursement of expenses	Trade and other receivables
Comparaencasa Ltd.	1,983	2,077	Other investments	Investments in financial assets
	249	-	Loans granted	Trade and other receivables
Banco Hipotecario S.A.	38	-	Leases and/or right of use assets receivable	Trade and other receivables
	4,731	-	Dividends	Trade and other receivables
La Rural S.A.	1,375	2,957	Canon	Trade and other receivables
	(2)	(509)	Other payables	Trade and other payables
	16	7	Other receivables	Trade and other receivables
Other associates and joint ventures (i)	-	45	Leases and/or right of use assets receivable	Trade and other receivables
	-	167	Contributions pending subscription	Trade and other receivables
	-	(497)	Non-convertible notes	Borrowings
	1	4	Equity incentive plan receivable	Trade and other receivables
	11	-	Loans granted	Trade and other receivables
	(522)	(321)	Borrowings	Borrowings
	-	4	Reimbursement of expenses	Trade and other receivables
	29	100	Management fees receivable	Trade and other receivables
	(21)	(260)	Other payables	Trade and other payables
	11	5,900	Other receivables	Trade and other receivables
Total associates and joint ventures	8,120	9,904
CAMSA and its subsidiaries	(7,866)	(11,616)	Management fee payables	Trade and other payables
	(3)	(1)	Leases and/or rights of use payable	Trade and other payables
Yad Levim LTD	17,672	17,607	Loans granted	Trade and other receivables
Galerias Pacifico	3	-	Reimbursement of expenses	Trade and other receivables
Rundel Global LTD	1,800	2,734	Other investments	Investments in financial assets
Sociedad Rural Argentina	-	1,889	Other receivables	Trade and other receivables
	(9,214)	(351)	Other payables	Trade and other payables
Other related parties	1,020	28	Other receivables	Trade and other receivables
	(164)	(110)	Other payables	Trade and other payables
	58	93	Reimbursement of expenses receivable	Trade and other receivables
	(57)	(33)	Legal services	Trade and other payables
Total other related parties	3,249	10,240
IFISA	2,374	1,750	Financial operations receivables	Trade and other receivables
Total direct parent company	2,374	1,750
Directors and Senior Management	(5,596)	(28,015)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(5,596)	(28,015)
Total	8,147	(6,121)

(i)	Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A. (in liquidation), Nuevo Puerto Santa Fe S.A. and Agrouranga S.A..

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the years ended June 30, 2024, 2023 and 2022:

Related party	06.30.2024	06.30.2023	06.30.2022	Description of transaction
BACS	-	-	464	Financial operations
BHN Vida S.A.	(24)	(12)	208	Financial operations
BHN Seguros Generales S.A.	(8)	(5)	186	Financial operations
Comparaencasa Ltd.	1,563	279	1,538	Financial operations
Other associates and joint ventures (i)	54	(234)	279	Leases and/or right of use assets
	276	342	249	Corporate services
	213	260	1,089	Financial operations
Total associates and joint ventures	2,074	630	4,013
CAMSA and its subsidiaries	(7,866)	(17,683)	(33,388)	Management fee
Rundel Global LTD	3,241	490	-	Financial operations
Yad Levim LTD	937	799	907	Financial operations
Sociedad Rural Argentina	3,904	250	15	Financial operations
Other related parties	(193)	(4)	(71)	Leases and/or rights of use
	(1,017)	(45)	-	Fees and remunerations
	62	(799)	-	Corporate services
	(575)	(665)	-	Legal services
	(371)	(703)	(465)	Financial operations
	(1,017)	(85)	-	Donations
	1,193	1,092	-	Income from sales and services from agricultural business
Total other related parties	(1,702)	(17,353)	(33,002)
IFISA	5	119	(48)	Financial operations
Total Parent Company	5	119	(48)
Directors	(16,427)	(38,090)	(14,594)	Management fee
Senior Management	(411)	(903)	(851)	Compensation of Directors and senior management
Total Directors and Senior Management	(16,838)	(38,993)	(15,445)
Total	(16,461)	(55,597)	(44,482)

(i)	Includes Avenida Compras S.A., Avenida Inc., Banco Hipotecario S.A., Cyrsa S.A. (in liquidation), Nuevo Puerto Santa Fe S.A., Quality and Agrouranga S.A..

The following is a summary of the transactions with related parties for the years ended June 30, 2024 and 2023:

Related party	06.30.2024	06.30.2023	Description of transaction
Quality	-	(203)	Irrevocable contributions
Total irrevocable contributions	-	(203)
Agro-Uranga S.A.	948	747	Dividends received
Uranga Trading S.A.	125	417	Dividends received
BHSA	14,239	-	Dividends received
Condor	-	382	Dividends received
Viflor	41	21	Dividends received
Nuevo Puerto Santa Fe S.A.	442	803	Dividends received
La Rural S.A.	1,454	-	Dividends received
Total dividends received	17,249	2,370
Quality	(25,961)	-	Sale of shares
BHSA	(83)	-	Sale of shares
GCDI	(151)	-	Sale of shares
Total sale of shares	(26,195)	-

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

33. Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	06.30.2024	06.30.2023	06.30.2022
Inventories at the beginning of the year	56,952	23,699	80,651	74,639	211,375
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(1,787)	-	(1,787)	8,415	119,711
Changes in the net realizable value of agricultural products after harvest	7,174	-	7,174	(9,422)	(16,002)
Additions	434	-	434	1,081	1,025
Currency translation adjustment	(29,654)	(1,062)	(30,716)	(1,375)	(33,022)
Transfers	-	-	-	(1,605)	-
Harvest	282,517	-	282,517	264,663	215,773
Acquisitions and classifications	141,893	110,214	252,107	259,383	237,768
Consume	(29,901)	-	(29,901)	(44,245)	(46,999)
Disposals due to sales	-	(2,861)	(2,861)	(2,575)	-
Expenses incurred	49,387	-	49,387	48,496	54,975
Inventories at the end of the year	(153,566)	(20,624)	(174,190)	(169,351)	(186,077)
Cost as of 06.30.2024	323,449	109,366	432,815	-	-
Cost as of 06.30.2023	313,526	114,578	-	428,104	-
Cost as of 06.30.2022	461,349	97,178	-	-	558,527

(i)	Includes biological assets (see Note 14)
(ii)	Includes trading properties (see Note 11)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

34. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Prevailing exchange rate (3)	06.30.2024	06.30.2023
Assets
Trade and other receivables
US Dollar	91.536	909.00	83,206	79,110
Brazilian Reais	16.071	168.00	2,700	-
Euros	0.010	973.18	10	85
Uruguayan pesos	0.913	23.01	21	4
Trade and other receivables related parties
US Dollar	20.979	912.00	19,133	19,446
Total Trade and other receivables			105,070	98,645
Investment in financial assets
US Dollar	114.601	909.00	104,172	86,793
Brazilian Reais	-	-	-	680
New Israel Shekel	3.857	241.90	933	1,297
Pounds	0.703	1,148.52	807	881
Investment in financial assets related parties
US Dollar	2.174	912.00	1,983	-
Total Investment in financial assets			107,895	89,651
Derivative financial instruments
US Dollar	1.591	909.00	1,446	7,888
Total Derivative financial instruments			1,446	7,888
Cash and cash equivalents
US Dollar	58.262	909.00	52,960	43,142
Chilenean pesos	2,328.866	0.97	2,259	-
Euros	0.005	973.18	5	7
Guaraníes	50.000	0.12	6	-
Brazilian Reais	0.411	168.00	69	-
New Israel Shekel	0.004	241.90	1	97
Pounds	0.003	1,148.52	3	4
Uruguayan pesos	0.695	23.01	16	4
Total Cash and cash equivalents			55,319	43,254
Total Assets			269,730	239,438

Liabilities
Trade and other payables
US Dollar	68.316	912.00	62,304	41,214
Euros	-	-	-	4
Uruguayan pesos	71.141	23.01	1,637	45
Brazilian Reais	63.506	178.00	11,304	-
Trade and other payables related parties
US Dollar	10.013	912.00	9,132	71
Bolivian pesos	0.340	132.25	45	-
Total Trade and other payables			84,422	41,334
Lease liabilities
US Dollar	14.685	912.00	13,393	12,182
Total Lease liabilities			13,393	12,182
Provisions
New Israel Shekel	83.976	241.90	20,314	20,568
Total Provisions			20,314	20,568
Borrowings
US Dollar	650.838	912.00	593,564	689,641
Borrowings with related parties
US Dollar	0.741	912.00	676	1,159
Total Borrowings			594,240	690,800
Derivative financial instruments
US Dollar	0.198	912.00	181	394
Total Derivative financial instruments			181	394
Total Liabilities			712,550	765,278

(1)	The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 16).

(2)	Considering foreign currencies those that differ from each Group’s functional currency at each year-end.

(3)	Exchange rate as of June 30, 2024 according to Banco Nación Argentina records.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

35. CNV General Resolution N° 622/13

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

36. Relevant events of the year

General Ordinary and Extraordinary Shareholders’ Meeting - CRESUD

On October 5, 2023, General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was approved to allocate the results of the year as follows: (I) to the integration of the Legal Reserve for the sum of ARS 2,141.8 million , which updated as of the date of this meeting, amounts to the sum of ARS 2,561 million; and (II) the balance for the sum of ARS 40,693.3 million, which updated as of the date of this meeting amounts to the sum of ARS 48,659.4 million, to be used for the distribution of a dividend to shareholders in proportion to their holdings. shares, payable (i) in cash for the sum of ARS 22,000 million; (ii) in kind, the species being shares issued by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), owned by the Company and for the amount of 22,090,627 VN ARS 10, an amount that was updated by the liquidation derived from the distribution of released shares and change in par value, by applying a conversion ratio that for each share of par value ARS 1 corresponded to 0.90780451408 shares of par value ARS 10, at the closing price on October 4, 2023 of ARS 644.75 per IRSA share; and, (iii) the balance for the sum of ARS 12,416.5 million to the constitution of a Reserve for future dividends. The amounts are expressed in the currency defined as approved by the General Ordinary and Extraordinary Meeting of Shareholders.

Likewise, it was decided to approve the distribution of the total amount of 5,791,355 treasury shares in the portfolio to the Shareholders in proportion to their shareholdings.

On October 20, 2023, CRESUD reported that it had made the payment of the cash dividend approved at the meeting held on October 5, 2023 in Argentina.

With respect to our holders of Global Depositary Shares (“GDS”), and due to the exchange and stock exchange regulations in force in the Argentine Republic, which have increased their restrictions in recent weeks, the Bank of New York Mellon (“BONY” ), depositary bank of the GDS, is prevented from distributing the dividend paid by the Company.

Given the aforementioned restrictions, the Company has deposited the corresponding funds in a common investment fund Super Ahorro ARS (pure money market fund) managed by Banco Santander, BONY's representative bank in Argentina and is collaborating with BONY in order to analyze possible alternatives for the distribution or investment of said funds until such time as that entity can channel them in favor of the GDS holders, making available to any GDS holder who so decides the pesos corresponding to their dividend.

After the end of the period, on January 29, 2024, once the corresponding administrative processes had been completed, the distribution of treasury shares was carried out among ADS holders.  Likewise, on February 5, 2024, the Depositary paid the cash dividend for a net amount per ADS of USD 0.370747, including the yield of the “Super Ahorro $” fund, and on February 6, 2024, the distribution of the dividend in kind in IRSA shares was completed, corresponding 0.03759066 GDS of IRSA for each ADS of CRESUD.

The aforementioned corresponds to the payment of dividends to foreign holders, the dividends to local holders were canceled on October 12, 2023.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Change in Warrants terms and conditions- CRESUD

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by the Company on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

•	Number of shares to be issued per warrant: Pre-dividend ratio: 1.1232. Post-dividend ratio: 1.2548.

•	Exercise price per new share to be issued: Pre-dividend price: USD 0.5036. Post-dividend price: USD 0.4508.

The other terms and conditions of the warrants remain the same.

Cash dividend payment - CRESUD

On May 2, 2024, through a Board Meeting in accordance with the delegation resolved by the Ordinary and Extraordinary General Shareholders’ Meeting of CRESUD on October 5, 2023, regarding the utilization and allocation of the special reserve, it was approved to make available to its shareholders, starting from May 14, 2024, a cash dividend for the amount of ARS 30,000 million. These were paid fully as of the date of these consolidated financial statements. The amounts are expressed in the currency defined as approved by the Ordinary and Extraordinary General Meeting of Shareholders.

Change in Warrants terms and conditions - CRESUD

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by the Company on May 14, 2024, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

•	Number of shares to be issued per warrant: Pre-dividend ratio: 1.2548. Post-dividend ratio: 1.3146.
•	Exercise price per new share to be issued: Pre-dividend price: USD 0.4508. Post-dividend price: USD 0.4303.

The other terms and conditions of the warrants remain the same.

Warrants exercise - CRESUD

During the fiscal year ended June 30, 2024, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 1.3 million were received, for a converted warrants of 2,295,149 and a total of 2,965,437 common shares were issued.

Shares Buyback Program – New program - IRSA

On June 15, 2023, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 5,000 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 8 per GDS and ARS 425 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

IRSA reported that on September 5, 2023, the Company's Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 9 per GDS and up to a maximum value in pesos of ARS 720 per share, maintaining the remaining terms and conditions duly communicated.

On November 6, 2023, the Board of Directors of IRSA resolved to extend the term of the shares repurchase program for an additional period of 180 days from the expiration of the term of the current share buyback program for the acquisition of own shares approved on June 15, 2023, which expired on December 13, 2023, with the remaining terms and conditions duly communicated.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

On November 29, 2023, the Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 11.00 per GDS and up to a maximum value in pesos of ARS 1,320 per share, maintaining the remaining terms and conditions duly communicated.

On January 4, 2024, IRSA reported that the Share Buyback Program approved by the Board of Directors on June 15, 2023, for up to the sum of ARS 5.000 million, with a validity period set at 180 days, extended for an additional period of 180 days from the initial expiration date on December 13, 2023, ended on December 21, 2023, as the amount duly approved for the acquisition of own shares had been fully utilized, with 99.95% of the program completed.

On January 4, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 10 per GDS and ARS 1,200 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange. On March 1, 2024, the Company announced the completion of the share buyback program, having acquired the equivalent of 6,503,318 common shares, which represent approximately 99.91% of the approved program and 0.88% of the outstanding shares.

On March 20, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,250 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On April 22, 2024, IRSA announced the completion of the share buyback program approved on March 20, 2024, having acquired the equivalent of 6,337,939 common shares, which represent approximately 99.54% of the approved program and 0.86% of the outstanding shares.

Since the beginning of the program approved on June 15, 2023, including the programs approved on January 4 and March 20, 2024, and until the closing date of these Consolidated Financial Statements, IRSA acquired 20,681,131 common shares (nominal value ARS 10 per share) for a total of ARS 17,865 million. The amounts are expressed in the currency at the time of acquisition.

On May 30, 2024, the Board of Directors has approved the incorporation into the Company’s own portfolio of the shares not currently registered under the custody of Caja de Valores S.A. derived from an exchange process carried out in 1994 that were timely exchanged for shares of the company Sociedad Anónima Mercado del Abasto (“SAMAP”) (later Alto Palermo S.A., then IRSA Propiedades Comerciales S.A. by a change in the corporate name and currently IRSA, after the merger process of 2022). Given the time elapsed, and after making significant and public efforts to enable the holders of these shares to complete the corresponding exchange, the Board has decided to apply the liberatory prescription provided for in the Civil and Commercial Code, having met the assumptions for its exercise: lapse of time during the legal term (10 years) and creditor’s inaction.

Consequently, the Company will receive 5,125,667 shares of VN ARS 10 from IRSA which will remain in the Company’s portfolio.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Change in the total amount of shares and its nominal value - IRSA

On September 13, 2023, IRSA announced that having obtained the authorizations from the CNV and the Buenos Aires Stock Exchange as resolved at the Shareholders' Meeting held on April 27, 2023, in relation to:

(i)

an increase in the capital stock in the amount of ARS 6,552.4 million, through the partial capitalization of the Share Premium account, resulting in the issuance of 6,552,405,000 common shares, with a par value of ARS 1 (one peso) and with the right to one vote per share; and

(ii)	changing the nominal value of the ordinary shares from ARS 1 to ARS 10 each and entitled to one (1) vote per share.

The Company informs all shareholders who have such quality as of September 19, 2023, according to the registry maintained by Caja de Valores S.A., that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the quantity of 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with nominal value of ARS 1 shall be exchanged for 0.907804514 new shares with nominal value ARS 10. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation.

Regarding the shareholders who, because of the entry in the Scriptural Registry, have fractions of common shares with a nominal value of ARS 10 and one vote per share, they were settled in cash in accordance with the listing regulations of Bolsas y Mercados Argentinos. Regarding the shareholders who, due to the exchange of shares did not reach at least one share with a nominal value of ARS 10, the necessary amount was assigned to them until the nominal value of ARS 10 is completed.

The Company share capital after the indicated operations will amount to ARS 7,364 million represented by 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Warrants – Modification on Ratio and Price - IRSA

On September 15, 2023, IRSA reported that as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an amendment to section seven of its bylaws, changing the nominal value of the ordinary shares from one peso (ARS 1) to ten pesos (ARS 10) each and entitled to one (1) vote per share, which was informed in September 13, 2023, where the outstanding shares will change from 811,137,457 common shares, with a nominal value of ARS 1 each and one vote per share, to 736,354,245 common shares with a nominal value of ARS 10 each and one vote per share, as it was approved by the shareholders meeting held on April 27, 2023. The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant:

•	Ratio previous to the adjustment: 1.1719 (Nominal Value ARS 1);

•	Ratio after the adjustment (current): 1.0639 (Nominal Value ARS 10).

 Warrant exercise price per new share to be issued:

•	Price previous to the adjustment: USD 0.3689 (Nominal Value ARS 1);

•	Price after the adjustment (current): USD 0.4063 (Nominal Value ARS 10).

 The other terms and conditions of the warrants remain the same.

General Ordinary and Extraordinary Shareholders’ Meeting -IRSA

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting of IRSA was held where it was resolved to allocate the results of the year as follows: (I) ARS 2,867.5 million to the integration of the Legal Reserve, (ARS 3,428.9 million in homogeneous currency of the date of the Shareholders' meeting) and, (II) the remainder for the sum of ARS 54,483.3 million (ARS 65,148.9 million in homogeneous currency of the date of the Shareholders' meeting), to the distribution of a dividend to Shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 64,000 million. Taking into consideration that the restated results were sufficient to cover the payment of the proposed dividends, it was approved to allocate the balance of the restated results for the year (ARS 1,148.9 million) to the integration of the Reserve for future dividends. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved to distribute 13,928,410 own shares in the portfolio of nominal value ARS 1 to the Shareholders in proportion to their shareholdings. Due to the aforementioned change in nominal value, each share of nominal value ARS 1 corresponds to 0.90780451408 shares of nominal value ARS 10, therefore, said amount updated by the aforementioned liquidation corresponds to the amount of 12,644,273 shares of nominal value ARS 10.

On October 20, 2023, IRSA reported that it had made the payment of the dividend approved at the meeting held on October 5, 2023 in Argentina.

The cash dividend and treasury shares distribution among GDS holders have been delayed due to the exchange and securities restrictions in force in Argentina. On October 20, 2023, the Company deposited the amount corresponding to the cash dividend in the mutual fund called “Super Ahorro $” managed by Santander Asset Management Gerente de Fondos Comunes de Inversión S.A., to preserve the value of the dividend in Argentine pesos. On December 12, 2023, the Company transferred the funds to the Depositary Bank of New York, fulfilling its obligation to pay dividends and leaving in the hands of the Depositary the completion of the process with the distribution to the holders.

On January 19, 2024, once the corresponding administrative processes had been completed, the Depositary paid the cash dividend, for a net amount per GDS of USD 0.955110, including the yield of the “Super Ahorro $” fund. Likewise, on January 29, 2024, the distribution of treasury shares was carried out among GDS holders.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The aforementioned corresponds to the payment of dividends to foreign holders, the dividends to local shareholders were canceled on October 12, 2023.

Change in Warrants terms and conditions - IRSA

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by IRSA on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

•	Number of shares to be issued per warrant: Pre-dividend ratio: 1.0639. Post-dividend ratio: 1.2272 (nominal value ARS 10).

•	Exercise price per new share to be issued: Pre-dividend price: USD 0.4063. Post-dividend price: USD 0.3522 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Cash dividend payment - IRSA

On May 2, 2024, through a Board Meeting in accordance with the delegation resolved by the Ordinary and Extraordinary General Shareholders’ Meeting of IRSA on October 28, 2022, regarding the utilization and allocation of the special reserve, it was approved to make available to its shareholders, starting from May 9, 2024, a cash dividend for the amount of ARS 55,000 million. These were paid fully as of the date of these consolidated financial statements. The amounts are expressed in the currency defined as approved by the Ordinary and Extraordinary General Meeting of Shareholders.

Change in Warrants terms and conditions - IRSA

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by IRSA on May 9, 2024, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

•	Number of shares to be issued per warrant: Pre-dividend ratio: 1.2272. Post-dividend ratio: 1.3070 (nominal value ARS 10).

•	Exercise price per new share to be issued: Pre-dividend price: USD 0.3522. Post-dividend price: USD 0.3307 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise - IRSA

During the year ended June 30, 2024, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 1.7 million were received, for converted warrants of 4,041,117  and a total of 5,104,917 common shares of the Company with a nominal value of ARS 10 were issued.

Las Londras Farmland

On December 20, 2020, BrasilAgro acquired the following companies established in Bolivia from Cresud: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombú Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuaria S.A. (“Bolivian Companies”). The Bolivian Companies maintained possession, ownership or presumed ownership of various rural properties in Bolivia, including the rural property called "Las Londras" (part of the assets of Agropecuaria Acres del Sud), with an area of 4,485 hectares. At the time of the aforementioned operation, Las Londras was subject to an administrative land regularization process ("Land Regularization Process") initiated and conducted by the National Institute of Agrarian Reform of Bolivia ("INRA"), whose objective is the perfection of rights over property.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

On November 25, 2021, as part of the Land Regularization Process, INRA issued the Final Land Regularization Resolution No. RA-SS 0504/2021 (“Definitive Resolution”), through which it declared the illegality of the possession of 4,435 hectares of Las Londras. On January 5, 2022, Agropecuaria Acres del Sud S.A. filed a “Contentious Administrative Lawsuit” challenging the Final Resolution in its entirety. However, on September 15, 2023, the Agro-Environmental Court issued a ruling declaring the Administrative Litigation Claim unfounded and confirming the Final Resolution (“Judgment”). In this context, Agropecuaria Acres del Sud S.A. will file a “Constitutional Amparo Action” against the Sentence, with the objective of revoking it.

BrasilAgro's external legal advisors have evaluated that the prospects of revoking the Judgment through the “Constitutional Amparo Action” are possible.

BrasilAgro – Payment of dividends

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 24, 2023, BrasilAgro approved the payment of dividends for BRL 320 million, corresponding to BRL 3.2387 per share.

FYO – Payment of dividends

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2023, FYO approved the payment of dividends for USD 9.7 million.

Extension of the concession contract of La Rural S.A. – OGDEN

On December 11, 2023 in the Autonomous City of Buenos Aires (CABA), Ogden S.A., a company controlled by the Group, together with Sociedad Rural Argentina (“SRA”) and La Rural de Palermo S.A. entered into a Joint Venture and Shareholders Agreement through which the extension of the exploitation term of the Property located at 4431 Juncal Street, CABA (of which La Rural S.A. is the usufructuary) was extended until December 31, 2037 with the option of extension until December 31, 2041.

The aforementioned agreement is the extension of the Usufruct Contract for the “Predio Ferial de Palermo” (“CUP99/04”), signed in 1999 and modified in 2004, and the Joint Venture Agreement AJV/13 signed between the parties on September 25, 2013.

For the extension of the usufruct term under La Rural S.A., Ogden S.A. will pay the SRA the sum of twelve million US dollars (USD 12 million) for all purposes, which will be paid in five annual installments. The first of these was paid upon approval of the agreement by the Shareholders’ Meeting of the SRA.

The validity of the aforementioned agreement was subject to the approval of the Shareholders’ Meeting of the SRA, approval which took place on February 1, 2024.

Banco Hipotecario S.A. – Cash dividend payment

On March 27, 2024, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 26,500 million, which will be paid in proportion of each shareholder’s stake and will be calculated in constant currency as of the date of the Shareholders’ Meeting and payment. The amounts are expressed in the currency defined as approved by the Ordinary and Extraordinary General Meeting of Shareholders.

On May 3, 2024, the BCRA approved the distribution of said dividend, which was paid in three consecutive monthly installments on May 27, June 27, and July 29, 2024.

La Rural S.A. – Cash dividend payment

On April 25, 2024, the Ordinary General Shareholders’ Meeting of La Rural S.A. approved the payment of a dividend of ARS 2,000 million. These were paid fully as of the date of these consolidated financial statements. The amounts are expressed in the currency defined as approved by the Ordinary General Meeting of Shareholders.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Economic context in which the Group operated

The Group operated in an economic context characterized by significant fluctuations in its key variables. The most relevant aspects are detailed below:

•

Economic Activity: At the end of 2023, the country experienced a 1.6% decline in its economic activity, according to INDEC data. This negative trend continued during the first quarter of the 2024, with a 2.6% decrease compared to the fourth quarter of the previous year. This trend persisted throughout the second quarter of the 2024 calendar year. The expectation of economic contraction remains for the rest of 2024, with a projected recovery of 3.5% in 2025, according to participants in the Market Expectations Survey (REM) carried out in September 2024.

•

Inflation: Between July 1, 2023, and June 30, 2024, accumulated inflation reached 271.5% (measured by the CPI). During the first half of 2024, inflation showed a deceleration, and the annual inflation projection for December 2024, according to the REM  carried out in September 2024, is expected to be 123.6%. As a subsequent event, the accumulated inflation between July 1, 2024 and September 30, 2024 reached 12%.

•

Exchange Rate: During the same period, according to the official exchange rate, the Argentine peso nominally depreciated against the US dollar, moving from ARS 256.7 to ARS 912 per dollar by the end of the period. The MEP dollar followed a similar trend, going from ARS 482.52 to ARS 1,348.58. As a subsequent event, the official exchange rate increased from ARS 912 to ARS 970.5 per dollar, while the MEP dollar decreased from ARS 1,348.58 to ARS 1,210 per dollar. The effects on those figures subject to these exchange rates will be reflected in the interim consolidated financial statements as of September 2024.

•	Fiscal Surplus: In the first half of 2024, Argentina achieved a fiscal surplus of 0.4% of GDP as a result of the government’s severe measures to stabilize public accounts, reduce monetary issuance, and lower inflation.
•

Currency Restrictions: The monetary authority maintained the exchange restrictions established in previous years throughout 2023 and the first half of 2024.However, the government has initiated a gradual process to relax these restrictions to promote sustainable growth. Despite these restrictions, the company successfully met all its financial and contractual obligations

On December 10, 2023, a new government took office in Argentina with the intention of carrying out a broad legal and regulatory reform.

Among the first measures taken by the new government was a Decree of Necessity and Urgency (DNU) issued in December 2023, which introduced amendments to various laws. Although the DNU was rejected by the Senate, some of its provisions remained in effect due to judicial actions that suspended certain modifications. Subsequently, in June 2024, the “Law of Bases and Starting Points for the Freedom of Argentinians” was enacted. This law declares a public emergency in administrative, economic, financial, and energy matters for one year and delegates powers to the national Executive Branch to reorganize public administration, reduce the deficit, and improve transparency in state management. The law also introduces reforms in the labor market, customs code and the status of public companies. Although some provisions faced resistance and legal challenges, the law has been regarded as a fundamental step in the country’s economic restructuring.

The reforms proposed by the new government, including the “Law of Bases and Starting Points for the Freedom of Argentinians”, are in the process of implementation and legislative discussion. Although some provisions have been approved, many of the reforms still face resistance and legal challenges. The evolution of these reforms and any new measures that may be announced remain uncertain at this time.

The Group’s management continuously monitors the evolution of variables affecting its business to define its course of action and identify potential impacts on its financial and equity position. The Group’s financial statements should be read in light of these circumstances.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

37. Subsequent events

Shares Buyback Program– New program - IRSA

On July 11, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 15,000 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,550 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange

.

On September 12, 2024, we completed the share buyback program, having acquired 11,541,885 common shares, representing approximately 99.93% of the approved program and 1.56% of the capital stock of IRSA

Payment of installments for share purchase - Zetol

On July 12, 2024, the payment of the installments for the purchase of shares in Zetol, corresponding to Towers 3 and 4, was completed for a total amount of USD 8.9 million, including units, parking spaces, and credits in favor of VAM and Zetol for Towers 1 and 2.

Series XLVI Notes - CRESUD

On July 18, 2024, Cresud issued Notes on the local market for a total amount of USD 28.6 million. Below are the main characteristics of the issuance:

•	Series XLVI Notes: Denominated in dollars and payable in Argentina pesos at the applicable exchange rate for ARS 28.6 million at a fix rate of 1.5%. The principal will be paid at the expiration. The price of issuance was 100.0% of the nominal value.

Purchase of property adjacent to Alto Avellaneda shopping mall - IRSA

On August 1, 2024, IRSA acquired a property adjacent to its Alto Avellaneda shopping mall, located at Gral. Güemes 861, Partido de Avellaneda, Province of Buenos Aires.

The property has a total area of 86,861 square meters and a built-up area of 32,660 square meters, with potential for future expansion.

The purchase price was set at USD 12.2 million, of which USD 9.2 million has already been paid, and the remaining USD 3 million will be settled upon the transfer of the title deed, which is still pending.

The transaction includes the assignment to IRSA of the existing lease agreements until their original expiration and the signing of a new lease agreement with the supermarket for 3 years.

Acquisition of “Agrícola Nova Horizonte” - Brasilagro

On May 20, 2024, BrasilAgro acquired Agrícola Nova Horizonte S.A., an agricultural company focused on grain production, with 4,767 hectares leased for 16 years, at an average price of 13 bags per hectare. This acquisition aligns with the Group’s strategy to expand its presence in the sector, increase market share, and optimize agricultural operations.

On August 6, 2024, after fulfilment of the conditions precedent, the closing agreement was signed and BrasilAgro assumed control of the operations. As of that date, the assets and liabilities of the acquired company will be consolidated.

The total value of the transaction has not yet been determined, as the acquisition price is subject to future adjustments related to variations in working capital assets and liabilities until the closing date. Until the acquisition price is defined and the fair values of the assets and liabilities are determined, the amounts involved in the transaction cannot be disclosed.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On September 11, 2024, IRSA informed that their Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 28, 2024, to address, among other topics, the following:

-

Consideration of the financial result for the fiscal year ended June 30, 2024, amounting a loss of ARS 18,377 million. Consideration of the application of voluntary reserves to absorb accumulated negative results. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 90,000 million with voluntary reserves. Delegation to the Board of Directors of the company to determine the proportion of dividends to be paid in cash and/or in kind.

-	Consideration of the distribution of up to 25,700,000 own shares to the shareholders in proportion to their holdings pursuant to the provisions of section 67 of Law No. 26,831.

-

Consideration of the merger by absorption of Centro de Entretenimientos La Plata S.A. (“CELAP”) with IRSA and approval of the separate and consolidated financial statements of the merger prepared for this purpose. Consideration of the prior merger agreement by absorption. Authorizations and delegations and appointment of representatives to execute the final agreements and other procedures.

General Ordinary and Extraordinary Shareholders’ Meeting - CRESUD

On September 11, 2024, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 28, 2024, to address, among other topics, the following:

-

Consideration of the financial result for the fiscal year ended June 30, 2024, amounting a profit of ARS 70,799 million, as follows: (i) ARS 3,540 million to the legal reserve; (ii) distribution of dividends payable in cash and/or in kind for up to ARS 45,000 million, delegating to the board of directors of the company to determine the proportion of dividends to be paid in cash and/or in kind. (iii) the balance to the voluntary reserve to be applied to specific purposes (future dividends, share buyback, and/or projects related to the company's business plan), delegating to the Company's Board of Directors its application and disposition.

-	Consideration of the reallocation of the existing voluntary reserves as of June 30, 2024, and delegation of their application and disposition to the Board of Directors of the Company.

Sale of fraction of “Los Pozos” farm - CRESUD

On September 30, 2024, the Company has sold a 3,630 hectares fraction of land reserve with productive potential of “Los Pozos” farm, located in the Province of Salta, Argentina, keeping the ownership of approximately 231,700 hectares of the property.

The total amount of the operation was set at USD 2.23 million (USD/ha 614), of which USD 1.1 million has been collected to date. The remaining balance of USD 1.13 million, guaranteed with a mortgage on the property, will be collected in one installment in September 2025.

The book value of the fraction sold was ARS 56 million and the gain from the operation, which will be recognized in the company's financial statements for the first quarter of fiscal period 2025, amounts to the approximate sum of ARS 2,150 million.

Warrants exercise - CRESUD

On October 2, 2024, we informed that between September 17, 2024, and September 25, 2024, certain holders of warrants had exercised their right to acquire additional shares. Therefore, a total of 2,283,822 common shares of the Company were issued, with a face value of ARS 1. As a result of the exercise, the Company collected USD 0,1 million.

Warrants exercise - IRSA

On October 2, 2024, IRSA informed that between September 17, 2024, and September 25, 2024, certain holders of warrants had exercised their right to acquire additional shares. Therefore, a total of 5,433,980 common shares of IRSA were issued, with a face value of ARS 10. As a result of the exercise, IRSA collected USD 1,8 million.

“261 Della Paolera” floor sale - IRSA

On October 15, 2024, IRSA informed that has sold a floor of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 square meters and 8 parking lots located in the building.

The transaction price was approximately USD 7.1 million (MEP) (USD/ square meters 6,000), of which USD 6.0 million has already been paid and the balance of USD 1.1 million, granted with a mortgage, will be paid in 24 monthly installments accruing an interest rate of 8% annually.

After this operation, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,670 square meters in addition to parking lots and other complementary spaces.

The financial result of this operation will be recognized in the Company’s financial statements for the second quarter of fiscal year 2025.

Local Notes Issuance – Series XXII & XXIII Notes - IRSA

On October 21, 2024, IRSA informed the results of the auction for two series of notes on the local market for a total amount of USD 67.3 million through the following instruments:

•

Series XXII: Denominated in dollars for USD 15.8 million, with 5.75% interest rate and semiannual interests’ payments (first payment will be on July 23, 2025). The Capital amortization will be 100% at maturity, on October 23, 2027. The issuance price will be 100.0%.

•

Series XXIII: Denominated in dollars for USD 51.5 million, with 7.25% interest rate and semiannual interests’ payments (first payment will be on July 23, 2025). The Capital amortization will be 100% at maturity, on October 23, 2029. The issuance price will be 100.0%.

The settlement for both notes will be on October 23, 2024, and the funds will be mainly used to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

Sale of fraction of “Alto Taquari” farm - Brasilagro

In addition to the Material Fact disclosed on October 7, 2021, BrasilAgro informs its shareholders and the general public that it has completed the second stage of the sale of Fazenda Alto Taquari, a rural property located in Alto Taquari, Mato Grosso.

The second stage involved the sale of 1,157 arable hectares. The sale price was 1,100 soybean bags per arable hectare, totaling approximately BRL 189.4 million (BRL 163,755 per arable hectare), which will be recognized in the second quarter of fiscal year 2025 – values updated as of today. With this stage completed, BrasilAgro has transferred ownership and ceased operations in this area.

The first stage, as previously disclosed, was completed in October 2021 and involved the sale of 1,537 arable hectares, totaling 3,723 hectares (2,694 arable hectares).

With this sale, all the plateau areas of Fazenda Alto Taquari have been sold, leaving a remaining portfolio of 1,308 hectares (809 arable hectares). The remaining area is adjacent to the already sold land but has different soil and altitude characteristics. Although they are not plateau areas, they are currently being used for sugarcane cultivation.

